Form 20-F
SASOL LTD
filed 2003-10-28
CIK 314590

QuickLinks -- Click here to rapidly navigate through this document

As filed with the Securities and Exchange Commission on October 27, 2003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 001-31615

Sasol Limited
(Exact name of registrant as Specified in its Charter)

Republic of South Africa
(Jurisdiction of Incorporation or Organization)

1 Sturdee Avenue, Rosebank 2196
Republic of South Africa
(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
American Depositary Shares	New York Stock Exchange
Ordinary Shares of no par value*	New York Stock Exchange

*
Listed on the New York Stock Exchange not for trading or quotation purposes, but only in connection with the registration of American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission.

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

        Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

609,056,948 Ordinary Shares of no par value

        Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days:

Yes ☒        No ☐

        Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐        Item 18 ☒

i

ITEM 9.	THE OFFER AND LISTING		163
	9.A	Offer and Listing Details	163
	9.B	Plan of Distribution	163
	9.C	Markets	163
	9.D	Selling Shareholders	163
	9.E	Dilution	163
	9.F	Expenses of the Issue	163
ITEM 10.	ADDITIONAL INFORMATION		164
	10.A	Share Capital	164
	10.B	Memorandum and Articles of Association	164
	10.C	Material Contracts	169
	10.D	Exchange Controls	169
	10.E	Taxation	171
	10.F	Dividends and Paying Agents	175
	10.G	Statement by Experts	175
	10.H	Documents on Display	175
	10.I	Subsidiary Information	175
ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK		176
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES		178
PART II			179
ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES		179
ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS		179
ITEM 15.	CONTROLS AND PROCEDURES		179
ITEM 16.	[RESERVED]		179
PART III			180
ITEM 17.	FINANCIAL STATEMENTS		180
ITEM 18.	FINANCIAL STATEMENTS		180
ITEM 19.	EXHIBITS		180
GLOSSARY OF TERMS			G-1
LOCATION MAPS			M-1

ii

PRESENTATION OF INFORMATION

        We are incorporated in South Africa as a public company under South African law. Our consolidated financial statements included in our corporate filings in South Africa were prepared in accordance with South African Generally Accepted Accounting Practice for all periods up to 25 June 1999 and in accordance with International Financial Reporting Standards, or IFRS, for the financial years ended 25 June 2000, 25 June 2001, 30 June 2002 and 30 June 2003.

        For purposes of this annual report on Form 20-F, we have prepared our consolidated financial statements in accordance with United States Generally Accepted Accounting Principles, or US GAAP. Our consolidated financial statements for each of the financial years ended 25 June 2001, 30 June 2002 and 30 June 2003 have been audited by KPMG Inc., independent accountants.

        As used in this Form 20-F:

  •
  "Rand" or "R" means the currency of the Republic of South Africa;

  •
  "US dollars", "dollars", "US$" or "$" means the currency of the United States;

  •
  "euro" means the common currency of the member states of the European Monetary Union;

  •
  "GBP" means British Pound, the currency of the United Kingdom;

  •
  "JPY" means Japanese Yen, the currency of Japan;

  •
  "AUD" means Australian Dollar, the currency of Australia.

        We present our financial information in Rand, which is our reporting currency. Solely for your convenience, this Form 20-F contains translations of certain Rand amounts into US dollars at specified rates. These Rand amounts do not actually represent such US dollar amounts, nor could they necessarily have been converted into US dollars at the rates indicated. Unless otherwise indicated, Rand amounts have been translated into US dollars at the rate of R7.50 per US$1.00, which was the noon buying rate for customs purposes of the Rand, as reported by the Federal Reserve Bank of New York on 30 June 2003.

        All references in this Form 20-F to "years" refer to the financial years ended on 25 June with respect to the financial year 2001 and to previous financial years and on 30 June with respect to the financial year 2002 and to subsequent financial years, unless otherwise stated.

        All references in this Form 20-F to billions are to thousands of millions.

        All references in this Form 20-F to the "Group" are to Sasol Limited, its group of subsidiaries and its interests in associates and joint ventures. All references in this Form 20-F to "us", "we", "the Company", or "Sasol" are to Sasol Limited or the companies comprising the Group, as the context may require.

        All references in this Form 20-F to "South Africa" and "the government" are to the Republic of South Africa and its government. All references to the "JSE Securities Exchange" are to the JSE Securities Exchange, South Africa. All references to "SARB" refer to the South African Reserve Bank and all references to "PPI" refer to the Producer Price Index, which is used to measure inflation in South Africa. All references to "GTL" refer to the Gas-To-Liquids technology and all references to "ton" or "tons" refer to the metric ton or tons, respectively.

        Certain industry terms used in this Form 20-F are defined in the Glossary of Terms.

        Unless otherwise stated, presentation of financial information in this annual report on Form 20-F will be under US GAAP. Our discussion of business segment results follows the basis on which management measures business segment performance. Presentation of business segment results on a management basis differs from US GAAP in certain respects. For more information on the reconciliation of segment turnover and operating profit see Note 3 to our consolidated financial statements.

FORWARD-LOOKING STATEMENTS

        We may from time to time make written or oral forward-looking statements, including in this Form 20-F, in other filings with the United States Securities and Exchange Commission, in reports to shareholders and in other communications. These statements may relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements may also relate to our future prospects, developments and business strategies. Examples of such forward-looking statements include, but are not limited to:

  •
  statements regarding our future results of operations and financial condition and regarding future economic performance;

  •
  statements of our plans, objectives or goals, including those related to products or services;

  •
  statements regarding future competition in the South African and international industries and markets for our products;

  •
  statements regarding our existing or anticipated investments, including the Mozambique natural gas project, the GTL projects in Qatar and Nigeria and other investments;

  •
  statements regarding future development in legal and regulatory matters, including initiatives for the economic empowerment of historically disadvantaged South Africans;

  •
  statements regarding our Main Supply and Blue Pump Agreements and our plans to enter the South African retail and commercial markets for liquid fuels;

  •
  statements regarding changes in the manufacturer's fuel pricing mechanism in South Africa and their effects on fuel prices and our operating results and profitability;

  •
  statements regarding our current or future products and anticipated customer demand for these products; and

  •
  statements of assumptions underlying such statements.

        Words such as "believe", "anticipate", "expect", "intend", "seek", "will", "plan", "could", "may", "endeavor" and "project" and similar expressions are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements.

        By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that the predictions, forecasts, projections and other forward-looking statements will not be achieved. If one or more of these risks materialize, or should underlying assumptions prove incorrect, actual results may be very different from those anticipated in this Form 20-F. You should understand that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include among others:

  •
  the outcomes in developing regulatory matters and the effect of changes in regulation and government policy;

  •
  the political, social and economic conditions and developments in South Africa and other countries in which we operate;

  •
  our ability to improve results despite unusual levels of competitiveness;

  •
  our ability to maintain key customer relations in important markets;

  •
  growth in significant developing areas of our business;

  •
  changes in international prices of crude oil and chemical products and in currency rates;

  •
  our success in continuing technological innovation; and

  •
  our success at managing the risks of the foregoing.

        The foregoing list of important factors is not exhaustive; when relying on forward-looking statements to make investment decisions, you should carefully consider the foregoing factors and other uncertainties and events. Such forward-looking statements apply only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES

        We are a public company incorporated under the laws of South Africa. All of our directors and officers, except one director, named in this annual report reside outside the United States, principally in South Africa. You may not be able, therefore, to effect service of process within the United States upon those directors and officers with respect to matters arising under the federal securities laws of the United States.

        In addition, substantially all of our assets and the assets of our directors and officers are located outside the United States. As a result, you may not be able to enforce against us or our directors and officers judgments obtained in US courts predicated on the civil liability provisions of the federal securities laws of the United States.

        A foreign judgment is not directly enforceable in South Africa, but constitutes a cause of action which will be enforced by South African courts provided that:

  •
  the court which pronounced the judgment has jurisdiction to entertain the case according to the principles recognized by South African law with reference to the jurisdiction of foreign courts;

  •
  the judgment is final and conclusive, that is, it cannot be altered by the court which pronounced it;

  •
  the judgment has not been prescribed;

  •
  the recognition and enforcement of the judgment by South African courts would not be contrary to public policy, including observance of the rules of natural justice which require that the documents initiating the proceeding were properly served on the defendant and that the defendant was given the right to be heard and represented by counsel in a free and fair trial before an impartial tribunal;

  •
  the judgment was not obtained by fraudulent means;

  •
  the judgment does not involve the enforcement of a penal or revenue law; and

  •
  the enforcement of the judgment is not otherwise precluded by the provisions of the Protection of Businesses Act 99 of 1978, as amended, of the Republic of South Africa.

        It is the policy of South African courts to award compensation for the loss or damage actually sustained by the person to whom the compensation is awarded. Although the award of punitive damages is generally unknown to the South African legal system that does not mean that such awards are necessarily contrary to public policy. Whether a judgment was contrary to public policy depends on the facts of each case. Exorbitant, unconscionable, or excessive awards will generally be contrary to public policy. South African courts cannot enter into the merits of a foreign judgment and cannot act as a court of appeal or review over the foreign court. South African courts will usually implement their own procedural laws and, where an action based on an international contract is brought before a South African court, the capacity of the parties to the contract will usually be determined in accordance with South African law. It is doubtful whether an original action based on United States federal securities law can be brought before South African courts. A plaintiff who is not resident in South Africa may be required to provide security for costs in the event of proceedings being initiated in South Africa. Furthermore the Rules of the High Court of South Africa require that documents executed outside South Africa must be authenticated for the purpose of use in South Africa.

PART I

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

        Not applicable.

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM 3.    KEY INFORMATION

3.A    Selected Financial Data

        The following information should be read in conjunction with "Item 5. Operating and Financial Review and Prospects" and the consolidated financial statements, the accompanying notes and other financial information included in this annual report on Form 20-F.

        The US GAAP financial data set forth below has been derived from the audited consolidated financial statements for the years ended and as at 30 June 2003, 30 June 2002 and 25 June 2001 which are included in this Form 20-F and which have been prepared in accordance with US GAAP. The IFRS financial data set forth below for the years ended and as at 30 June 2003, 30 June 2002, 25 June 2001, 25 June 2000 and 25 June 1999 has been derived from audited consolidated financial statements prepared in accordance with IFRS. The IFRS financial data set forth below for the years ended and as at 25 June 2000 and 1999 is not available under US GAAP. In addition, the IFRS financial data set forth below for the year ended as at 25 June 1999 and all financial data prior to this date was not previously prepared under IFRS and has not been audited; it has been derived from audited consolidated financial statements prepared under South African Generally Accepted Accounting Practice and was converted to comply with IFRS for purposes of this annual report on Form 20-F.

        The financial information prepared in accordance with IFRS has been restated for the years ended 30 June 2002 and 25 June 2001 to reflect a change in accounting treatment relating to revenue recognition and a change in accounting policy relating to the capitalization of borrowing costs.

	Year ended
	25 June 1999	25 June 2000	25 June 2001	30 June 2002	30 June 2003	30 June(1) 2003

	(Rand)	(Rand)	(Rand)	(Rand)	(Rand)	(US$)
	(in millions, except earnings and dividends per share and number of shares)
Income Statement
Data:
IFRS (2001 and 2002 restated(2))
Turnover	19,180	25,762	40,768	59,590	64,555	9,288
Operating profit	3,578	6,292	10,619	14,783	11,911	1,714
Income before tax	3,649	6,109	10,664	14,760	11,913	1,714
Earnings attributable to shareholders	2,407	4,096	7,125	9,817	7,817	1,125
US GAAP
Turnover	—	—	37,636	55,667	63,769	9,175
Operating profit	—	—	10,230	14,224	11,011	1,583
Income before tax	—	—	10,274	14,178	10,947	1,574
Earnings attributable to shareholders	—	—	6,952	9,434	7,344	1,057
Per share information (South African cents)
IFRS (2001 and 2002 restated(2))
Basic earnings per share	397	620	1,136	1,603	1,283	185
Diluted earnings per share	363	620	1,123	1,571	1,262	182
Dividends per share	151	220	320	450	450	65
US GAAP
Basic earnings per share	—	—	1,108	1,540	1,205	173
Diluted earnings per share	—	—	1,095	1,509	1,185	170
Weighted average shares in issue:
Average shares outstanding — basic (in millions)	605.8	604.4	627.3	612.5	609.3	—
Average shares outstanding — diluted (in millions)	662.2	660.8	634.7	625.0	619.6	—
Balance Sheet data
IFRS (2001 and 2002 restated(2))
Total assets	24,575	29,665	51,443	65,730	69,619	10,017
Total shareholders' equity	16,033	17,715	23,137	31,315	33,518	4,823
Share capital	1,543	1,559	2,630	2,706	2,783	400
US GAAP
Total assets	—	—	51,158	62,493	67,905	9,772
Total shareholders' equity	—	—	23,658	30,944	32,793	4,719
Share capital	—	—	2,648	2,772	2,842	409

(1)
Translations into US dollars in this table are for convenience only and are computed at the noon buying rate of the Federal Reserve Bank of New York on 6 October 2003 of R6.95 per US dollar. You should not view such translations as a representation that such amounts represent actual US dollar amounts.

(2)
The effect of the changes in accounting treatment relating to revenue recognition and the change in the accounting policy relating to the capitalization of borrowing costs, is set out below for the years ended 25 June 2001 and 30 June 2002.

        For the years ended 25 June 2001 and 30 June 2002:

	25 June 2001 (Rand in millions)	30 June 2002 (Rand in millions)

Revenue recognition
Turnover as previously reported	41,289	61,578
Effect of change	(521)	(1,988)

Turnover as currently reported	40,768	59,590

Capitalization of borrowing costs:
Operating profit as previously reported	10,773	14,895
Effect of change	(154)	(112)

Operating profit as currently reported	10,619	14,783

Income before tax as previously reported	10,519	14,293
Effect of change	145	467

Income before tax as currently reported	10,664	14,760

Earnings attributable to shareholders as previously reported	7,025	9,496
Effect of change	100	321

Earnings attributable to shareholders as currently reported	7,125	9,817

Total Assets:
Total assets as previously reported	50,075	63,857
Effect of change	1,368	1,873

Total assets as currently reported	51,443	65,730

  Exchange rate information

        The following table sets forth certain information as published by the Federal Reserve Bank of New York with respect to the Noon Buying Rate of US dollars in terms of Rand for the years shown:

Rand per US dollar for the year ended 30 June or the respective month	Average(1)	High	Low
1999	6.04	6.64	5.49
2000	6.33	7.18	5.99
2001	7.64	8.16	6.79
2002	10.20	13.60	8.23
2003	9.04	10.90	7.18
April 2003	—	8.05	7.18
May 2003	—	8.24	7.23
June 2003	—	8.17	7.50
July 2003	—	7.80	7.36
August 2003	—	7.51	7.25
September 2003	—	7.55	6.96

(1)
The average of the noon buying rates on the last day of each month during the year.

        The noon buying rate of the Federal Reserve Bank of New York on 6 October 2003 was R6.95 per US dollar.

3.B    Capitalization and Indebtedness

        Not applicable.

3.C    Reasons for the Offer and Use of Proceeds

        Not applicable.

3.D    Risk Factors

Volatility in exchange rates may adversely affect our business, operating results, cash flows and financial condition.

        The Rand is our principal operating currency. However, a large part of our Group's turnover is denominated in US dollars and some part in euro, derived either from exports from South Africa or from our manufacturing and distribution operations outside South Africa. Also, a significant part of our revenues is determined by the US dollar, as petroleum prices in general and the price of most petroleum and chemical products in South Africa are based on global commodity and benchmark prices which are quoted in US dollars. Hence, a large part of our Group sales (approximately 90%) is denominated in US dollars or influenced by the underlying global commodity and benchmark prices which are quoted in US dollars, while about one third of our costs are Rand denominated. Furthermore, a significant part of our capital expenditure is also US dollar-denominated, as it is directed to investments outside South Africa. The rate of change in the PPI has been for many years above the rate of inflation in the United States. This, among other factors, has resulted in a concomitant decline in the value of the Rand against the US dollar. In recent years, the Rand has steadily depreciated against the US dollar, moving as an average rate from 6.33 in 2000 to 7.64 in 2001 and 10.20 in 2002. However, since early 2002, the Rand has, for a variety of reasons, grown stronger against the US dollar, reaching R6.95 at 6 October 2003. Over this period, the exchange rate has been particularly volatile and we are unable to forecast whether this volatility will continue in the foreseeable future.

        In addition, although the exchange rate of the Rand is primarily market-determined, its value at any time may not be an accurate reflection of the underlying value of the Rand, due to the potential effect of exchange controls. For more information regarding exchange controls in South Africa see "Item 10.D Exchange Controls".

        Up until 2002 trends in our sales and profits have been significantly positively impacted by the Rand's decline against the US dollar. See "Item 5.A Operating Results—Company and Business Overview—Exchange rate volatility". This positive impact reversed to a negative impact in 2003, as the Rand appreciated against the US dollar. Should the Rand continue to appreciate against the US dollar in the 2004 year this would have a further negative impact on our profits for this year. Similarly, the significant strengthening of the euro against the US dollar in recent months has negatively impacted the profitability of our European operations where a large part of our costs are euro based and a significant part of our turnover is US dollar based.

Volatility in crude oil, natural gas and petroleum products prices may adversely affect our business, operating results, cash flows and financial condition.

        Market prices for crude oil, natural gas and petroleum products may fluctuate as they are subject to local and international supply and demand fundamentals and factors over which we have no control. Worldwide supply conditions and the price levels of crude oil may be significantly influenced by international cartels, which control the production of a significant proportion of the worldwide supply of crude oil, and by political developments, especially in the Middle East. Other factors which may influence the aggregate demand and, hence, affect the markets and prices for petroleum products in regions where we procure our products from and/or market these products, may include changes in economic conditions, the price and availability of substitute fuels, changes in product inventory, product specifications and other factors. In recent years, prices for petroleum products have fluctuated widely. In recent months the price of crude oil has been stable at a relatively high level.

        A substantial proportion of our turnover is derived from sales of petroleum and petrochemical products. Through our equity participation in the Natref crude oil refinery, we are exposed to fluctuations in refinery margins resulting from differing fluctuations in international crude oil and petroleum product prices. We are also exposed to changes in absolute levels of international petroleum product prices through our synfuels operations. Fluctuations in international crude oil prices affect our results mainly through their effects on the Basic Fuel Price (BFP) price formula introduced on 1 April 2003 and currently in place for the calculation of the refinery gate price of fuel in South Africa. See "Item 4.B Business Overview—Sasol Synfuels" and "Sasol Oil and Gas—Sasol Oil". Furthermore, prices of petrochemical products and natural gas are also affected by volatility in crude oil prices. Volatility and, in particular, decreases in the price of crude oil and petroleum products can have a material adverse effect on our business, operating results, cash flows and financial condition.

        We use hedging instruments to protect against day to day US dollar price volatility affecting the acquisition cost of our crude oil needs, including Rand to US dollar exchange rate fluctuations. While the use of these instruments may provide some protection against short-term volatility in crude oil prices it does not protect against longer term volatility in crude oil prices or differing trends between crude oil and petroleum product prices.

Cyclicality in petrochemical product prices may adversely affect our operating results and cash flows.

        The market for chemicals and especially products such as ketones, alkylates and polymers are cyclical. Typically, higher demand during peaks in the industry business cycles leads producers to increase their production capacity. Although peaks in the business cycle have been characterized by increased selling prices and higher operating margins, in the past such peaks have led to overcapacity and supply exceeding demand growth. Low periods in the business cycle are then characterized by decreasing prices and excess capacity, which can depress operating margins and may result in operating losses. We believe that some areas within the chemicals industry currently show overcapacity with the possibility of further capacity additions in the next few years. We cannot assure you that future growth in demand will be sufficient to absorb current overcapacity or future capacity additions without downward pressure on prices of chemical products. Such pressure may have a material adverse effect on our operating results and cash flows.

We may not be able to exploit technological advances quickly and successfully.

        Most of our operations, including the gasification of coal and the manufacture of synthetic fuels (synfuels) and petrochemical products, are highly dependent on the use of advanced technological methods. The use of the appropriate advanced technological procedures can affect, among other things, the competitiveness of our products, the safety of our personnel and facilities, the continuity of our operations, our feedstock requirements and the capacity and efficiency of our production.

        We believe that new technologies or novel processes may emerge and that existing technologies may be further developed in the fields in which we operate. Unexpected rapid changes in employed technologies or the development of novel processes that affect our operations and product range could render the technologies we utilize or the products we produce obsolete or less competitive in the future. Difficulties in accessing new technologies may impede us from implementing them and competitive pressures may force us to implement these new technologies at a substantial cost. Examples of new technologies which may in the future affect our business include the following:

  •
  The development and commercialization of non-hydrocarbon-dependent energy supply technologies, including the further development of fuel cells or the large scale broadening of the application of electricity to drive motor vehicles, may be disruptive to the use of hydrocarbon and refined crude oil-derived fuels.

  •
  The development of improved fuels from a crude oil base with equivalent properties to that of Fischer-Tropsch derived fuels may erode the competitive advantage of Fischer-Tropsch fuels.

  •
  The development of nano-catalysis technologies, which manipulate catalyst performance to result in high selectivity and high purity chemical products, may render the use of our mixed feed stream catalytic-based production processes outdated.

        We cannot predict the effect of these or other technological changes or the development of novel processes on our business or on our ability to provide competitive products. Our ability to meet the competition will depend on our timely and cost-effective implementation of new technological advances. It will also depend on our success in commercializing these advances in spite of competition we face by patents registered by our competitors. If we are unable to implement new technologies in a timely or cost-efficient basis or penetrate new markets in a timely manner in response to changing market conditions or customer requirements, we could experience a material adverse effect on our business, operating results, cash flows and financial condition.

Our Gas-to-Liquids projects may not prove sufficiently viable or as profitable as planned.

        We are currently developing GTL projects in Qatar and Nigeria. In addition we are considering opportunities for further GTL investments in other areas of the world. The development of these projects, either solely or through our joint venture with ChevronTexaco, is a capital-intensive process and requires us to commit significant capital expenditure and devote considerable management resources in utilizing our existing experience and know-how, especially in connection with Fischer-Tropsch synthesis technologies. See "Item 4.B Business Overview—Other Activities—Gas-to-Liquids—Sasol Synfuels International". This process and its products may also give rise to patent risks in connection with the use of our GTL technology. See below, "Patent competition may adversely affect our products or processes".

        We consider the development of our GTL projects a major part of our strategy for future growth in the international fuel industry and believe that GTL fuels will in time develop to become an efficient and widely used alternative to conventional diesel fuel. In assessing the viability of our GTL projects, we make a number of assumptions relating to specific variables, mainly including:

  •
  prices of crude oil, petroleum products and gas;

  •
  fluctuations in the exchange rate of the US dollar against the Rand;

  •
  fluctuations in interest rates;

  •
  capital cost of the facilities;

  •
  various operating costs;

  •
  catalyst performance;

  •
  conditions in the countries in which we invest, including factors relating to political, social and economic conditions; and

  •
  the extent of available gas reserves.

        Significant variations in any one or more of the above factors beyond our control, or any other relevant factor, may adversely affect the profitability or even the viability of our GTL investments. Should we not be successful in the development of our GTL projects, we may be required to write off significant capital expenditures devoted to them, while we may need to redirect our strategy for future growth. In view of the resources invested in these projects and their importance to our growth strategy, problems we may experience as a result of these factors may have a material adverse effect on our operating results and financial condition and opportunities for future growth.

Termination of the Main Supply and Blue Pump Agreements may adversely affect our fuel sales and profitability.

        We are party to the Main Supply and Blue Pump Agreements, which form a series of long-term supply agreements with the major oil companies operating in South Africa, under which oil companies purchase certain of our petroleum products up to a maximum of 7,740 million liters per year. As a result, we sell more than 80% of our petroleum production to these oil companies under the Main Supply Agreements.

Moreover, we are not allowed to market liquid fuels directly to the retail and commercial markets in South Africa, with the main exception of the so-called "Blue Pumps", which are Sasol- branded fuel pumps supplying our own fuels, located at service stations of other oil companies in designated regions. The Main Supply and Blue Pump Agreements are due to terminate in December 2003, pursuant to a notice of termination filed by our company in 1998. For a more detailed discussion of the Main Supply and Blue Pump Agreements and the potential results of their termination, see "Item 4.B Business Overview—Sasol Oil and Gas—Sasol Oil".

        Following termination of the agreements, we intend to conclude new arrangements with the oil companies, which we are already negotiating, to supply their petroleum products requirements in certain geographic areas. We believe that, in time, we should be successful in selling a substantial portion of our aggregate petroleum production to the oil companies under these arrangements. Furthermore, as a result of the termination of the agreements, the restrictions on our ability to market our petroleum products directly to the South African retail and commercial markets will expire. We are already developing a service station network with a view to accessing the retail market in South Africa with our own Sasol brand as of 2004, and, in order to enhance the profitability of this network, we intend to concentrate on developing high volume stations in growth areas.

        Nonetheless, we cannot assure you that our negotiations with the oil companies will result in beneficial arrangements. We cannot assure you that we will be successful in competing with the oil companies' established service station networks, or in optimizing the configuration of our network, or in selling the balance of our non-committed petroleum product directly to the commercial or retail markets. Failure to meet any of these objectives may have a material adverse effect on our business, operating results, cash flows and financial condition.

There are risks relating to South Africa that could adversely affect our business, operating results, cash flows and financial condition.

        We are a South African domiciled company. About 60% of our operations are located and 48% of our sales are generated in South Africa. As a result, we are subject to a certain extent to the uncertainties of the political, economic and regulatory environment of the country.

        The changing political and social environment.    South Africa has faced a rapidly changing political environment since the democratic elections of 1994, when over forty years of apartheid rule came to an end. Whilst the country has made significant progress in meeting and overcoming several social, political and economic challenges, it still faces a series of social, political and economic challenges which may adversely affect our business, operating results, cash flows and financial condition. It is experiencing high levels of unemployment and crime which pose a risk of political and social instability. There are significant differences in the level of economic and social development among its people, with parts of the population not having access to proper education, healthcare, housing and other services, including electricity. Accordingly, transportation, telecommunications and other infrastructure (including electricity supply in the medium to long term) may need to be further upgraded and expanded. As a result of the aforegoing, foreign direct investment into South Africa has been at modest levels. Emigration of skilled workers may in the future have an adverse impact on productivity.

        High inflation and interest rates.    The economy of South Africa at various times had high rates of inflation and high interest rates compared to the United States and Europe. Should these conditions recur, this would increase our South African-based costs and decrease our operating margins. High interest rates could adversely affect our ability to obtain cost-effective debt financing in South Africa. For further information on interest rates and inflation, see "Item 5.A Operating Results—Company and Business Overview—The South African economic, political, and regulatory environment."

        Exchange control regulation.    South African law provides for exchange control regulations which restrict the export of capital from the Common Monetary Area, which includes South Africa, subject to SARB dispensation. These regulations apply to transactions involving South African residents, including both natural persons and legal entities. These regulations also affect our ability to borrow funds from non-South African sources for use in South Africa or repay these funds from South Africa and, in some cases, our ability to guarantee the obligations of our subsidiaries with regard to these funds. These restrictions have affected the manner in which we have financed our acquisitions outside South Africa and the geographic distribution of our debt. See "Item 10.D Exchange Controls" and "Item 5.B Liquidity and Capital Resources".

        Unionized labor force.    Most of South Africa's major industries are unionized, and the majority of employees belong to trade unions. In the past, trade unions have had a significant impact on the collective bargaining process as well as on social and political reform in South Africa in general. It is uncertain whether labor disruptions will be used to advocate labor, political or social causes in the future. Approximately 54% of our labor force in South Africa belong to unions. Although in recent years we have not experienced significant labor disruptions, we cannot assure you that such labor disruptions could not occur in the future.

        Regional instability.    There has been regional, political, and economic instability in some of the countries surrounding South Africa. Such political or economic instability in neighboring countries could affect the social, political and economic conditions in South Africa, and this could have a negative impact on our ability to manage our operations in the country.

Initiatives for the empowerment of historically disadvantaged South Africans and other related initiatives and legislation may have an adverse impact on our business and financial condition.

        As part of an initiative of the government of South Africa to reinforce the participation of historically disadvantaged South Africans in the country's economy, in November 2000, we became party to an agreement with the government and the liquid fuels industry, the Charter for the South African Petroleum and Liquid Fuels Industry on Empowering Historically Disadvantaged South Africans in the Petroleum and Liquid Fuels Industry (the Liquid Fuels Charter) which requires us, together with other companies in the industry, to allow and facilitate participation of historically disadvantaged South Africans in our liquid fuels business. See "Item 4.B Business Overview—Sasol Oil and Gas—Sasol Oil" and "—Empowerment of Historically Disadvantaged South Africans".

        The Liquid Fuels Charter requires us to ensure that historically disadvantaged South Africans hold at least 25% equity ownership of our liquid fuels business by the year 2010. Whilst it is our intention that equity participation will take place through transactions at fair market value, we cannot assure you that these transactions will occur at fair market terms and that this will not have a material adverse effect on our future business, operating results, cash flows and financial condition. It is not currently known what financing arrangements will ultimately be put in place to support these transactions and we cannot assure you that we will not be required to participate in these arrangements or support them with our own credit or assets.

        Under the South African Employment Equity Act, we have an obligation to promote equal opportunity and fair treatment in employment by eliminating unfair discrimination and to implement affirmative action measures to address employment disadvantages experienced by designated groups in order to ensure the equitable representation in all occupational categories and levels in our work force. We will incur costs in implementing these processes. We have not yet quantified these costs and we cannot assure you that these costs will not have a material adverse effect on our operating results and financial condition. See "Item 6.D Employees".

        In October 2002, the government and representatives of South African mining companies and mineworkers' unions signed a charter (the Mining Charter), designed to facilitate the participation of historically disadvantaged South Africans in the country's mining industry. The Mining Charter, together with the recently published scorecard to facilitate the interpretation of and compliance with the Mining Charter, requires mining companies to ensure that historically disadvantaged South Africans hold at least 15% ownership of mining assets or equity in South Africa within 5 years and 26% ownership within 10 years from its signing. The Mining Charter specifies that the mining industry is required to assist historically disadvantaged South Africans in securing finance to fund their equity participation up to an amount of R100 billion within the first five years after its signing; beyond this R100 billion commitment, the Mining Charter requires that participation of historically disadvantaged South Africans should be increased towards the 26% target, on a willing seller buyer basis, at fair market value and where the mining companies are not at risk. See "Item 4.B Business Overview—Sasol Mining" and "—Empowerment of Historically Disadvantaged South Africans".

        Various principles of the Mining Charter may in the future be incorporated in regulations to be promulgated by the Minister of Minerals and Energy under the new Mineral and Petroleum Resources Development Act with respect to the South African mining industry. We will need to apply for the conversion of our existing mining licenses under the new Mineral and Petroleum Resources Development Act. See below "New mining legislation may have an adverse effect on our mineral rights". When considering applications for the conversion of existing mining licenses under the Mineral and Petroleum Resources Development Act, the Minister of Minerals and Energy must take into account, among other factors, the applicant company's compliance with the Mining Charter.

        We are closely monitoring developments in connection with the Mining Charter and its application to our Company. In any case, we intend to undertake any appropriate action required to ensure conversion of our existing mining rights under the Mineral and Petroleum Resources Development Act. It is not currently known what financing arrangements may ultimately be put in place to support any transactions required in order to comply with the Mining Charter and we cannot assure you that we will not be required to participate in these arrangements or support them with our own credit or assets, which could have a material adverse effect on our business and financial condition.

New mining legislation may have an adverse effect on our mineral rights.

        Current South African law permits both state and private ownership of mineral rights. The Mineral and Petroleum Resources Development Act was recently signed by the President of South Africa, and its particular provisions will come into effect on dates to be specified by the President. The fundamental principle of the Act is the recognition that mineral resources are the common heritage of all South Africans and collectively belong to all the people of South Africa. The Act provides that the right to prospect and mine, including the right to grant prospecting and mining rights on behalf of the nation, be administered by the government of South Africa which will have the right to exercise full and permanent custodianship over mineral resources.

        The Act requires mining companies, including our Company, to apply for conversion of their existing prospecting and mining permits. A wide range of factors and principles must be taken into account by the Minister of Minerals and Energy when considering these applications. These factors include the applicant's access to financial resources and appropriate technical ability to conduct the proposed prospecting or mining operation, the environmental impact of the operation and, in the case of prospecting rights, considerations relating to fair competition. Other factors include considerations relevant to promoting employment and the social and economic welfare of all South Africans and showing compliance with the provisions of the Mining Charter for the empowerment of historically disadvantaged persons in the mining industry. See "Item 4.B Business Overview—Regulation of Mining Activities in South Africa" and "—Empowerment of Historically Disadvantaged South Africans".

        The Act also provides that a mining right granted under the Act may be cancelled if the mineral to which such mining right relates is not mined at an optimal rate. Furthermore, royalties from mining activities may become payable to the state under provisions contained in the "Mineral and Petroleum Royalty Bill". This bill was published in March 2003. The Department of Finance is presently considering representations from interested parties. The bill provides for a royalty rate of 2% on anthracite and bituminous coal (low ash and steam) and 1% on bituminous coal for domestic energy consumption. The royalty is payable quarterly to the state. There is uncertainty as to whether or not further amendments will be made to the bill and when the bill will become law. Due to this uncertainty we are unable to assess the potential impact on our future business operating results, cash flows and financial condition.

        It is the declared intent of the South African government not to disrupt operations as a result of the introduction of the new legislation and we intend to undertake the appropriate actions in order to ensure conversion of our existing prospecting and mining rights. However, we cannot assure you that we will be successful in our applications for conversion and that our rights on existing coal mine reserves will not be affected, which could have a material adverse effect on our business and financial condition.

New legislation on petroleum and energy activities may have an adverse impact on our business, operating results, cash flows and financial condition.

        The draft Petroleum Products Amendment Bill is expected to amend the existing Petroleum Products Act, enacting provisions regulating a range of matters including the licensing of persons involved in the manufacturing, wholesale and retail sale of petroleum products. Although, currently, the Main Supply and Blue Pump Agreements preclude us from selling fuels directly to the retail market in South Africa, except as provided in the Blue Pump Agreements, we are in the process of establishing a network of service stations, which we plan to roll out upon termination of the Main Supply Agreements from January 2004. As the draft Bill and regulations, once enacted, will regulate matters pertaining to the wholesale and retail sales of petroleum products, including their retail prices, its provisions may impact the conditions and cost of our entry into the retail fuel market in South Africa. See "Item 4.B Business Overview—Sasol Oil and Gas—Sasol Oil" and "—Regulation of Petroleum-Related Activities in South Africa".

        The draft Petroleum Pipelines Bill is currently under consideration by the South African Parliament. If enacted, this Bill will regulate petroleum pipelines and storage facility activities, including the construction and operation of petroleum pipelines and the delivery of certain commercial services in connection with these pipelines and storage facilities. The Bill, as proposed, grants broad discretion to the Minister of Minerals and Energy to adopt different pricing methodologies in connection with the setting of tariffs, which may prove advantageous for some competitors as opposed to others, because of different market and geographic positions. Regulations that may be promulgated under the Bill, could affect our advantage due to the location in the economic heartland of the country of our Natref refinery and our synfuels facilities at Secunda. See "Item 4.B Business Overview—Sasol Oil and Gas—Sasol Gas" and
"—Regulation of Pipeline Gas-Related Activities in South Africa". We cannot assure you that the enactment of new legislation or the amendment of existing laws and regulations will not have a material adverse effect on our business, operating results, cash flows and financial condition.

        Although Sasol has negotiated a ten year regulatory dispensation with the South African government covering the supply of Mozambican natural gas to the South African market, we cannot assure you that the enactment of the new Gas Act and the appointment of a new Gas Regulator will not have a material adverse impact on our business, operating results, cash flows and financial condition.

        Further, the South African government issued a draft policy relating to new fuel specifications which are intended to come into effect in January 2006. These specifications relate to the phasing out of lead from the petroleum products we manufacture as well as a reduction in the sulfur content in certain of these products. There is also uncertainty as to what additives we will be allowed to use in the manufacture of these petroleum products. To meet these new specifications we will need to make significant capital investments at our manufacturing sites to modify our current petroleum production processes. If these modifications are not made in time it could result in us not being able to market our petroleum products until such time that we meet the new fuel specifications which could have a material adverse effect on our operating results, cash flows and financial condition.

We face certain costs in dealing with HIV/AIDS.

        HIV/AIDS and tuberculosis, which is exacerbated in the presence of HIV/AIDS, are the major healthcare challenges faced by our South African and other sub-Saharan operations. HIV infection among women in antenatal clinics around South Africa has risen from 1% in 1990 to nearly 25% in 2000. Under South African law, we cannot run tests to accurately establish the number of our employees who are infected with, or die from, AIDS. However, based on actuarial studies, we believe that about 20% of our South African workforce may be currently infected, with the highest concentration of infections in our mining operations. Based on the same actuarial study, which excludes the positive impact of any prevention and management intervention program, we estimate that, while the percentage of infected employees may not rise significantly in the forthcoming years, there will be a significant increase in the number of AIDS-related fatalities. See "Item 6.D Employees".

        We incur costs relating to the medical treatment and loss of infected personnel, as well as the related loss of productivity. We also incur costs relating to the recruitment and training of new personnel. We are not in a position to accurately quantify these costs. Based on our actuarial models, we estimate that the impact of HIV/AIDS on our payroll expenses could be about 3% of our current payroll for our South African employees by the year 2007. This calculation is based on the estimated financial impact on production resulting from the projected prevalence of HIV/AIDS among our workforce, but does not take into account indirect costs of productivity losses. In addition, we are investing significant human and financial resources in connection with establishing and maintaining programs to address the HIV/AIDS problem. In September 2002, we launched SHARP, our initiative to respond to the HIV/AIDS problem, in connection with which we have invested an initial sum of R4 million. The initial objective of SHARP is to assess the real business impact that HIV/AIDS will have and quantify the net savings we may achieve through the adoption of new and/or improved intervention programs. Although, at present, we have no further commitments in connection with HIV/AIDS, apart from post-retirement healthcare contributions in respect of current employees who commenced service prior to 1 January 1998, we cannot assure you that the costs we are currently incurring and will incur in the future in connection with the HIV/AIDS problem, will not have a material adverse effect on our business and financial condition.

We may not be successful in attracting and retaining sufficient skilled employees in South Africa.

        We are highly dependent on the continuous development and successful application of new technologies. In order to achieve this, we need to maintain a focus on recruiting and retaining qualified scientists and engineers. In the past, we have been successful in recruiting such personnel. We have also established certain research and development facilities overseas. However, demand for personnel with the range of capabilities and experience required in our industry in South Africa is high and success in attracting and retaining such employees is not guaranteed. The risk exists that our scientific and engineering skills base may be depleted over time because of natural attrition. Furthermore, social and economic factors in South Africa have led and continue to lead numerous qualified individuals to leave the country, thus depleting the availability of qualified scientific and engineering personnel in South Africa. Failure to attract and retain people with the right capabilities and experience could negatively affect our ability to introduce the appropriate technological improvements to our business and may have a material adverse effect on our business and operating results.

There are risks relating to countries in which we operate that could adversely affect our business, operating results, cash flows and financial condition.

        Various of our subsidiaries, joint ventures and associates operate in countries and regions that are subject to significantly differing political, economic and market conditions. Specific country risks that may have a material impact on our business, operating results, cash flows and financial condition, include:

  •
  political and economic instability;

  •
  external acts of warfare and civil clashes;

  •
  government interventions, including protectionism and subsidies;

  •
  regulatory, taxation and legal structure changes;

  •
  the control of field developments and transportation infrastructure;

  •
  the receipt of new permits and consents;

  •
  cancellation of contractual rights; and

  •
  expropriation of assets.

        Many of these countries, including Mozambique and Nigeria where we have already made, or other countries where we may consider making, investments are in various stages of developing institutions and legal and regulatory systems that are characteristic of parliamentary democracies. However, institutions in these countries may not yet be as firmly established as they are in parliamentary democracies in the developed world. Many of these countries are also in the process of transitioning to a market economy and, as a result, experience changes in their economies and their government policies that can affect our investments in these countries. Moreover, the procedural safeguards of the new legal and regulatory regimes in these countries are still being developed and, therefore, existing laws and regulations may be applied inconsistently. In some circumstances, it may not be possible to obtain the legal remedies provided under those laws and regulations in a timely manner.

        As the political, economic and legal environments remain subject to continuous development, investors in these countries face uncertainty as to the security of their investments. Any unexpected changes in the political or economic conditions in these or neighboring countries may have a material adverse effect on the international investments that we have made or may make in the future, which may in turn have a material adverse effect on our business, operating results, cash flows and financial condition.

Patent competition may adversely affect our products or processes.

        Our various products and processes, including most notably, our chemical and GTL products and processes have unique characteristics and structures and, as a result, are subject to patent protection, the extent of which varies from country to country. Aggressive patenting by our competition and patent piracy may threaten protected products and processes and may result in an increased patent infringement risk. In addition, the expiry of a patent results in increased competition in the market for the previously patented products and processes.

        A high percentage of our products can be regarded as commodity chemicals, some of which have unique characteristics and structure. These products are normally utilized by our clients as feedstock to manufacture specialty chemicals or application-type products. We have noticed a worldwide trend of increased filing of patents relating to the composition of application-type products. These patents may create pressure on our clients who market these application-type products which may adversely affect our sales to these clients. Patent-related pressures may adversely affect our business, operating results and cash flows.

Increasing competition from products originating from countries with low production costs may adversely affect our business, operating results and cash flows.

        A significant part of our chemical production facilities is located in developed countries, including the United States and Europe. Economic and political conditions in these countries result in relatively high labor costs and, in some regions, inflexible labor markets, compared to others. Increasing competition from regions with lower labor costs and feedstock prices, for example the Middle East and China, exercises pressure on the competitiveness of our chemical products and, therefore, on our profit margins and may result in withdrawal of particular products or closure of facilities. We cannot assure you that increasing competition by products originating from countries with low production costs will not result in withdrawal of our products or closure of our facilities, which may have a material adverse effect on our business, operating results and cash flows.

Changes in consumer and environmental regulation and public opinion may adversely affect the profitability of or demand for certain of our products.

        Our products are required to conform with regulations relating to the protection of the environment, health and safety and/or the end consumer, as well as customer needs. As these regulations may grow stricter, we may be required in some cases to incur additional expenditure in order to provide additional test data in order to register our products or to adjust the manufacturing processes for certain of our products, including liquid fuels and chemicals, or even withdraw some of them, in order to be in a position to comply with market needs or more stringent regulatory requirements. For example, in February 2001 the European Commission (EC) presented a consultation document (White Paper) under the name "Strategy for a Future Chemicals Policy" which requires risk assessments for and registration of our chemical products. The Commission issued a draft procedure paper for comment in June 2003 under the name "Registration, evaluation and authorization of chemicals" ("REACH"). Compliance with the proposed REACH procedure would have significant cost implications as we would be required, among other things, to provide risk assessments and apply for registration of our products. Similarly, public opinion is growing more sensitive to consumer health and safety and environmental protection matters, and, as a result, markets may apply pressure on us concerning certain of our products. Should we be required to comply with REACH requirements we may incur significant additional costs. We may be required to withdraw from the market certain products which we consider uneconomical given these additional costs of compliance or otherwise due to public opinion considerations. These factors may have a material adverse effect on our business, operating results, cash flows and financial condition.

We may face potential costs in connection with industry-related accidents or deliberate acts of terror causing property damages, personal injuries or environmental contamination.

        We operate coal mines, explore for and produce oil and gas and operate a number of plants and facilities for the storage, processing and transportation of oil, chemicals and gas related raw materials, products and wastes. These facilities and their respective operations are subject to various risks, including, but not limited to, fire, explosion, leaks, ruptures, discharges of toxic hazardous substances, soil and water contamination, flooding and land subsidence, among others. As a result, we are subject to the risk of experiencing, and have in the past experienced, industry-related accidents.

        The terrorist attacks in the United States on 11 September 2001 demonstrated the increased risk posed by the threat of terrorism. Our facilities, located mainly in South Africa, the United States and various European countries, as well as in various African countries and Malaysia, are subject to the risk of experiencing deliberate acts of terror.

        Industry-related accidents and acts of terror may result in damages to our facilities and may require shutdown of the affected facilities, thereby delaying production or increasing production costs. Furthermore, acts of terror, accidents or historical operations may cause environmental contamination, personal injuries, health impairment or fatalities and may result in exposure to extensive environmental remediation costs, civil litigation, the imposition of fines and penalties and the need to obtain costly pollution control technology.

        We obtain insurance cover over our assets and against business interruption. We also obtain insurance to limit certain of our liabilities. As a result of the terrorist attacks on 11 September 2001, our insurance costs have increased significantly. We are implementing a number of programs, including on-the-job safety training, in order to increase safety, and we closely monitor our safety, health and environmental procedures. However, there can be no assurance that accidents or acts of terror will not occur in the future, that insurance will adequately cover the entire scope or extent of our losses or that we may not be found directly liable in connection with claims arising from these events.

        In general, we cannot assure you that costs incurred as a result of the above or related factors will not have a material adverse effect on our business, operating results, cash flows and financial condition.

Changes in safety, health and environmental regulations and public opinion may adversely affect our operating results.

        Our exploration, mining and production operations are required to conform with regulations relating to the protection of the environment, health and safety of the workforce and/or neighboring communities. As these regulations may grow stricter, we may be required in some cases to incur additional expenditure in order to provide additional protection or to adjust specifications or manufacturing processes or transport and distribution arrangements for certain of our operations or products. Should we make changes or incur such costs this may have a material adverse effect on our business, operating results, cash flows and financial condition.

Failure to comply timeously with safety, health and environmental and other laws may adversely affect our market position and our operating results.

        We are subject to a wide range of general and industry-specific environmental, health and safety and other laws and regulations under South African law and in other jurisdictions in which we operate. Environmental requirements govern, among other things, land use, air emissions, use of water, wastewater discharge, waste management and site remediation. These regulations often require us to obtain and operate in compliance with the conditions of permits and authorizations from the appropriate governmental authorities. Compliance with these laws, regulations, permits and authorizations is a significant factor in our business, and we incur, and expect to continue to incur, significant capital and operating expenditures in order to continue to comply, in all material respects, with applicable laws, regulations, permits and authorizations.

        Failure to comply timeously with applicable environmental laws, regulations or permit requirements may result in fines or penalties or enforcement actions, including regulatory or judicial orders enjoining or curtailing operations or requiring corrective measures, installation of pollution control equipment or other remedial actions, any of which could entail significant expenditures.

        We are also continuing to take remedial actions at a number of sites due to soil and groundwater contamination. The process of investigation and remediation can be lengthy and is subject to the uncertainties of site specific factors, changing legal requirements, developing technologies, the allocation of liability among multiple parties and the discretion of regulators. Accordingly, we cannot estimate with certainty the actual amount and timing of costs associated with site remediation.

        In order to comply with these environmental laws and regulations we may have to incur costs which we could finance from our available cash flows or from alternative sources of financing. No assurance can be given that changes in environmental laws and regulations or their application or the discovery of previously unknown contamination or other liabilities will not have a material adverse effect on our business, operating results and cash flows.

        Asbestos has been used on our sites and we produce carcinogenic materials at some of our facilities. We cannot assure you that no liabilities may arise as a result of the use of these materials.

        In addition to undertaking internal investigations we are also subject to review from time to time by Government authorities on our compliance with tax and excise duty laws and regulations impacting our operations. Our product pricing structures are also reviewed from time to time by regulatory authorities. Whilst it is our policy to conduct our operations in accordance with applicable laws and regulations and we have established control systems to monitor such compliance, no assurance can be given that these control systems will not fail or that some of our product pricing structures will not change in the future. Failure to interpret correctly and comply with such laws and regulations and/or changes to our product pricing and cost structures may have a material adverse impact on our business, operating results and cash flows.

Our coal reserve estimates may be materially different from reserves that we may actually recover and coal price fluctuations and changes in operating and capital costs may render certain coal reserves uneconomical to mine.

        Our reported coal reserves are estimated quantities of coal that under present and anticipated conditions have the potential to be economically mined and processed by the extraction of their mineral content. There are numerous uncertainties inherent in estimating quantities of reserves and in projecting potential future rates of coal production, including many factors beyond our control. In addition, reserve engineering is a subjective process of estimating underground deposits of coal reserves that cannot be measured in an exact manner and the accuracy of any reserve estimate is a function of the quality of available data and engineering and geological interpretation and judgment. Estimates of different engineers may vary and results of our mining and production subsequent to the date of an estimate may justify revision of estimates. Reserve estimates may require revision based on actual production experience and other factors. In addition, fluctuations in the market price of coal, reduced recovery rates or increased production costs due to inflation or other factors may render certain proven and probable reserves uneconomical to exploit and may ultimately result in a restatement of reserves. This may have a material adverse effect on our business, operating results, cash flows and financial condition.

There is a possible risk that sanctions may be imposed by the US Government as a result of our Iran-related activities.

        There are possible risks posed by the potential imposition of US economic sanctions in connection with activities we are undertaking in the polymers field and considering in respect of a GTL opportunity in Iran. For a description of our activities in Iran see "Item 4.B Business Overview—Sasol Polymers" and "—other activities—Gas-to-liquids—Sasol Synfuels International". The risks relate to two sanctions programmes administered by the US Government that we have considered: the Iranian Transactions Regulations ("ITR") administered by the US Treasury Department Office of Foreign Assets Control ("OFAC") and the Iran and Libya Sanctions Act ("ILSA") administered by the US Department of State.

        The ITR, administered by OFAC, do not apply directly to either Sasol or the Group entities involved in activities in Iran, because none of them would be considered a US person under these regulations. Nonetheless, because the Group is a multinational enterprise, we are aware that the ITR may apply to certain entities associated with the Group, including US employees, investors and certain subsidiaries.

        We are taking measures to ensure that US employees, investors and certain subsidiaries of the Group to which the ITR applies will not violate the ITR as a result of their respective affiliation with the Group. For instance, to that end, we are taking measures to:

  •
  ensure that no US persons are involved in our Iranian activities, either as directors and officers, or in other positions, including engineering, financial, administrative and legal;

  •
  ensure that funds dedicated to projects in Iran will be kept segregated from general Group funds;

  •
  ensure that no funds of US investors will be utilized in the projects by:

  •
  using separate bank accounts for any funds directed to, or to be received from, these projects; and

  •
  monitoring the flow of funds to and from these projects; and

  •
  record the results of these projects in separate audited financial statements.

By undertaking the aforementioned steps, we believe that any risks posed by the ITR to US persons and entities affiliated with the Group will be mitigated. Nevertheless, we cannot predict OFAC's enforcement policy in this regard and it is possible that OFAC may take a different view of the measures described above. In such event, US persons or affiliates associated with the Group may be subject to a range of civil and criminal penalties.

        ILSA grants the President of the United States discretion in imposing sanctions on companies found to be in violation of its provisions involving investment in the petroleum industry in Iran. Should the US government determine that some or all of our activities in Iran are investments in the petroleum industry, as statutorily defined by ILSA, the President of the United States may in his discretion impose, among other sanctions, restrictions on our ability to obtain credit from US financial institutions, restrictions on our ability to procure goods, services and technology from the United States or restrictions on our ability to make sales into the United States.

        We cannot predict future interpretations of ILSA or the implementation policy of the US Government with respect to ILSA. Although we believe that our polymers project is not in the petroleum industry and we are only involved in a feasibility study in connection with other activities in Iran, we cannot assure you that our activities in Iran would not be considered investments as statutorily defined by ILSA or that the imposition of sanctions on the Company or other entities of the Group would not have a material adverse impact on our business, operating results, cash flows and financial condition.

The exercise of voting rights by holders of ADRs is limited in some circumstances.

        Holders of American Depositary Receipts (ADRs) may exercise voting rights with respect to the ordinary shares underlying their American Depositary Shares (ADSs) only in accordance with the provisions of our deposit agreement with The Bank of New York, as the depositary. For example, ADR holders will not receive notice of a meeting directly from us. Rather, we will provide notice of a shareholders meeting to The Bank of New York in accordance with the deposit agreement. The Bank of New York has undertaken in turn, as soon as practicable after receipt of our notice, to mail to holders of ADRs voting materials. These voting materials include the information on the matters to be voted on contained in our notice of the shareholders meeting and a statement that the holders of ADRs on a specified date will be entitled, subject to any applicable provision of the laws of South Africa and our Articles of Association, to instruct The Bank of New York as to the exercise of the voting rights, pertaining to the shares underlying their respective ADSs on a specified date. In addition, holders of our ADRs will be required to instruct The Bank of New York how to exercise these voting rights.

        Upon the written instruction of an ADR holder, The Bank of New York will endeavor, in so far as practicable, to vote or cause to be voted the shares underlying the ADSs in accordance with the instructions received. If instructions from an ADR holder are not received by The Bank of New York by the date specified in the voting materials, The Bank of New York will not request a proxy on behalf of such holder. The Bank of New York will not vote or attempt to exercise the right to vote other than in accordance with the instructions received from ADR holders. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct The Bank of New York to vote the shares underlying your ADSs. In addition, The Bank of New York and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if your voting rights are not exercised as you directed. See "Item 12.D American Depositary Shares—Voting of Deposited Securities".

There is limited liquidity for our shares on the JSE Securities Exchange.

        Our shares are listed on the JSE Securities Exchange which is less liquid than major markets in Western Europe and the United States. From 1 January through to 30 June 2003, the average daily volume of all shares listed on the JSE Securities Exchange was approximately 171 million, and, as of 30 June 2003, the market capitalization of the JSE Securities Exchange was approximately R1,419,963 million (US$189,328 million). There can be no certainty about the future liquidity of a market for our shares. There can also be no certainty about the future liquidity of a market for our ADSs.

ITEM 4.    INFORMATION ON THE COMPANY

4.A    History and Development of the Company

        Sasol Limited, the ultimate holding company of our Group, is a public company. It was incorporated under the laws of the Republic of South Africa in 1979 and has been listed on the JSE Securities Exchange, since October 1979. Our registered office and corporate headquarters are at 1 Sturdee Avenue, Rosebank 2196, South Africa, and our telephone number is +27 11 441 3111. Our agent for service of process in the United States is Puglisi and Associates, 850 Library Avenue, Suite 204, P.O. Box 885, Newark, Delaware 19715.

        In 1947, the South African Parliament enacted legislation detailing the establishment of an oil-from-coal industry in South Africa. This followed 20 years after the publication of a White Paper by the Parliament, aiming to protect the country's balance of payments against increasing crude oil imports in view of the lack of domestic crude oil reserves. As a result of this initiative in 1950, the South African government through the Industrial Development Corporation, a state-owned entity, formed our predecessor company known as the South African Coal, Oil and Gas Corporation Limited to manufacture fuels and chemicals from indigenous raw materials.

        Construction work on our synthetic fuels plant at Sasolburg, in the Free State Province, about 80 kilometers (km) south of Johannesburg, commenced in 1952, and in 1955, the original Sasol One production units were commissioned. We supplied our first gasoline and diesel to motorists at Sasolburg in November 1955. The operation of this plant was based on a combination of the German fixed-bed and the US fluidized-bed Fischer-Tropsch technologies, together with German Lurgi coal gasification technologies for the synthetic production of gasoline, diesel, other liquid fuels and chemical feedstocks from coal.

        During the 1960s, we became a major supplier of raw materials for the chemical industry. This included products such as solvents for paints, butadiene and styrene for synthetic rubber and ammonia for nitrogenous fertilizer. When our first naphtha cracker became operational in the mid-1960s, we added ethylene and propylene for the plastics industry to our product portfolio.

        In 1966, we completed construction of our first gas pipeline, which connected 250 industrial companies in the greater Johannesburg area to pipeline gas.

        In December 1967, National Petroleum Refiners of South Africa (Natref) was incorporated as a joint venture company and, at the same time, construction of the oil refinery commenced at Sasolburg. The refinery was commissioned in February 1971. Currently, we, as the major shareholder, and Total South Africa (a subsidiary of TotalFinaElf of France) hold 63.64% and 36.36%, respectively, in Natref.

        The Organization of the Petroleum Exporting Countries (OPEC) oil crisis of the early seventies presented us with an opportunity to increase our synfuels production capacity and assist in reducing South Africa's dependence on expensive imported crude oil. We commenced the construction of Sasol Two in Secunda, 145 km southeast of Johannesburg in the Mpumalanga province, in 1976, and in March 1980, this plant produced its first synthetic oil. During the final construction phases of Sasol Two in 1979, work commenced on the construction of a third synfuels and chemicals plant, Sasol Three, which was completed in 1982. The virtually identical operations of Sasol Two and Sasol Three were merged in 1993 to form Sasol Synthetic Fuels, now Sasol Synfuels.

        Towards the time of the completion of the Sasol Three project, all our technical and research and development services were consolidated into a new company, Sasol Technology. Since then, Sasol Technology has been an important area of our activities, responsible for research and development, technology development and commercialization, project management and specialist engineering skills.

        In October 1979, Sasol Limited was listed on the JSE Securities Exchange, and 70% of its share capital was privatized. Subsequently, the interest in our share capital held by the South African government through the Industrial Development Corporation was further reduced to its current 7.96%. In 1982, our ADRs were quoted on the NASDAQ National Market through an unsponsored ADR program, which was later converted to a sponsored ADR program in 1994. With effect from 9 April 2003 we transferred our listing to the New York Stock Exchange from NASDAQ.

        Our technology enabled us to enter the downstream production of higher-value chemicals, including nitrogenous fertilizers and commercial explosives in 1983 and 1984, respectively, and also of solvents, phenolics, waxes and alpha olefins.

        In the years 1988 and 1989, we undertook the construction of a large polypropylene plant that incorporated BASF gas-phase technology. Between 1990 and 1993, Sasol One underwent an R820 million renovation, during which we discontinued the production of synfuels and increased the production of higher-value chemicals, including ammonia, solvents, phenolics, paraffins and waxes.

        Polifin was established in Johannesburg in January 1994, as a joint venture with AECI Ltd., a South African listed chemicals and explosives company. The joint venture manufactured and marketed monomers and polymers. In 1996, Polifin was listed on the JSE Securities Exchange. In 1999, pursuant to a takeover offer, we acquired Polifin's remaining share capital from AECI and the public and delisted Polifin. Following this, Polifin became part of our chemicals division and was renamed Sasol Polymers.

        In mid 1994 Sasol Fibres, our 50:50 partnership with the Industrial Development Corporation commissioned an acrylic fibers manufacturing plant at Durban in the KwaZulu-Natal province. A strategic decision was taken to wind down and close the Sasol Fibres partnership in financial year 2002 because it was underperforming and unlikely to meet our targeted rates of return in the long term.

        In June 1994, the first alpha olefins plant at Secunda was commissioned to produce 1-hexene and 1-pentene for the international copolymers market. This was followed in November 1994 by the opening of the African Amines alkylamines plant at Newcastle in KwaZulu-Natal in a 50:50 joint venture with Sentrachem. Dow Chemicals became our joint venture partner in African Amines in 1997 following its acquisition of Sentrachem. Air Products became our joint venture partner in 2002 following Dow Chemicals' disposal of its interest in African Amines.

        In 1995, we founded Sasol Petroleum International to undertake oil and gas exploration and production in selected high potential areas in West and Southern Africa. Sasol Petroleum International is active in South Africa, Gabon, Equatorial Guinea, Nigeria and, most notably, in Mozambique.

        The Schümann Sasol International wax manufacturing and marketing venture was established in 1995 as a merger of Sasol Waxes and the Hamburg-based Schümann wax operations, and in July 2002, it became our wholly owned subsidiary. It produces paraffin and Fischer-Tropsch waxes with operations in various countries.

        Merisol, formerly known as Merichem-Sasol, was formed in October 1997 as a 50:50 joint venture with Merichem Company of Houston. Merisol produces and supplies natural phenolics and cresylics.

        By early 1999, Sasol Synfuels, our synfuels segment, had commissioned the last of its eight new-generation Sasol Advanced Synthol (SAS) reactors at Secunda, and a ninth reactor was commissioned in 2001. The 1-octene plant, also at Secunda, was commissioned in April 1999 by Sasol Alpha Olefins and commenced supply to the Dow Chemical polyethylene plants in May 1999.

        In recent years, we have been exploring opportunities through Sasol Synfuels International to exploit our Slurry Phase Distillate (SPD) technology for the production of high-quality, environment-friendly diesel and other higher-value hydrocarbons from natural gas. In October 2000, we signed agreements with ChevronTexaco for the creation of Sasol-Chevron, a 50:50 global joint venture founded on GTL technology.

        Sasol and ChevronTexaco are currently involved in the development of a GTL project in collaboration with the Nigerian National Petroleum Corporation at existing oil and gas facilities at Escravos in Nigeria. We are currently evaluating other GTL ventures in Australia, Latin America, the Middle East and Southeast Asia.

        In July 2001, we signed a joint venture agreement with Qatar Petroleum (Qatar Petroleum 51% and Sasol 49%) to establish Oryx GTL. The joint venture is constructing, on behalf of both venture partners, a US$952 million (excluding finance charges) (R7.8 billion, converted at forward covered rates) GTL plant based at Ras Laffan Industrial City to produce high quality synfuels from Qatar's natural gas resources.

        In 2000 and 2001, we signed agreements with the government of Mozambique for the development of natural gas fields and the construction of a gas pipeline transporting gas to the South African market. The construction of this pipeline commenced in 2002. We intend to introduce natural gas to the South African pipeline gas market as of 2004 and to use natural gas as part of our feedstock for our chemicals and synfuels operations.

        Effective 1 March 2001, we acquired Condea, the whole of RWE-DEA's chemical business which we renamed Sasol Chemie, for approximately euro1.3 billion (R8.3 billion). This was our largest and most significant acquisition to date, in line with our strategy of achieving international growth in the alpha olefins, surfactants and solvents businesses. More than 80% of Sasol Chemie's turnover fell in the surfactant and intermediaries value chain, which fit well with our established alpha olefins business, while the solvents produced at Sasol Chemie also fit well with our existing product portfolio. With the acquisition of Sasol Chemie, we achieved significant geographic diversification for our Group, consolidated our alpha olefins and solvents businesses and enlarged our worldwide workforce by about 4,500 employees. Following the addition of Sasol Chemie to our Group, we combined the surfactant and intermediate value chain with our alpha olefins business to form Sasol Olefins & Surfactants, and we absorbed the solvents activities into Sasol Solvents.

        Effective 1 July 2002, we acquired from Vara Holdings GmbH & Co KG the outstanding one-third of the share capital of Schümann Sasol, for approximately euro 51.1 million, and this subsidiary, now 100% owned, has been renamed Sasol Wax.

Capital Expenditure

        In 2003, 2002 and 2001, we invested approximately R21 billion in capital expenditure (on a cash flow basis) to enhance our existing facilities and to expand operations. Key capital expended on projects during these three financial years include:

Project	Business Categories	Years 2003, 2002 and 2001 Capital spend(1)
		(Rand in millions)
Mozambique Natural Gas Project(2)	Gas	3,948
Escravos GTL(2)	GTL	1,440
Acrylic acid and acrylates complex(2)	Solvents	1,217
n-Butanol	Solvents	1,148
Detergent-range alcohols plant	Olefins & Surfactants	820
Natref expansion	Oil	766
Oxygen train 15(2)	Synfuels	519
Baltimore Pacol project	Olefins & Surfactants	501
Unleaded petrol and polymers projects(2)	Synfuels & Polymers	435
Petlin LDPE—Polyethylene plant	Polymers	410
Qatar GTL(2)	GTL	387
Skeletal isomerization plant	Synfuels	243
Augusta Kerosene project	Olefins & Surfactants	204
Synthols light oil—increased capacity	Synfuels	181
Ethyl acetates	Solvents	178

(1)
Amounts exclude capitalized interest, but include business development costs and our Group's share of capital expenditure of equity accounted investees. These amounts were approved by our Board and are stated on a management reporting basis. We hedge all our major capital expenditure in foreign currency immediately upon commitment of expenditure or upon approval of the project.

(2)
Amounts expended as of 30 June 2003, which represent part of the total amount approved for the same project set out in the table below.

        During the same period, we invested approximately R10 billion in acquisitions, the majority of which related to our acquisition of Sasol Chemie (R8.3 billion) and the acquisition of the remaining 33.3% of Schümann Sasol (R0.5 billion). In addition, we invested approximately R2.2 billion in intangible assets, mainly in respect of exploration expenditure, software and patents and trademarks during this period.

Capital Commitments

        As at 30 June 2003, we had authorized approximately R28 billion of Group capital expenditure, of which we had spent R10 billion during 2003. Of the unspent capital commitments of R18 billion, R10 billion has been contracted for. Of the unspent capital commitments of R18 billion, we expect to spend R9 billion in 2004, R5 billion in 2005 and the remainder of R4 billion in 2006 and after. For more information regarding our capital commitments see "Item 5.B Liquidity and Capital Resources—Capital and Contractual Commitments".

        We expect to spend approximately R7 billion of our R18 billion unspent capital commitments in projects in South Africa, R5 billion in other African countries and the balance of R6 billion in projects in other regions.

        The following table reflects key projects approved during the 2003 and prior years, which were not completed at 30 June 2003. The total project cost budgeted and the scheduled date of operation are set out below:

Project	Business Categories	Total Project Cost	Scheduled Operation Date
		(Rand in millions)
Approved at 30 June 2003
Sasol Oil service stations(1)	Oil	300	December 2003
Restoration of oxygen plant integrity	Synfuels	159	December 2003
Oxygen train 15	Synfuels	668	February 2004
Acrylic acid and acrylates complex	Solvents	2,210	March 2004
Mozambique Natural Gas Project(2)	Gas	11,264	May 2004
Vinyls expansion	Polymers	256	October 2004
Octene 2	Olefins & Surfactants	870	October 2004
New waste recycle facilities	Synfuels	520	December 2004
Qatar GTL(3)	GTL	3,779	End 2005
Arya Sasol Polymer project(4)	Polymers	3,438	2005
Kriel South Mining Extension	Mining	320	2005
Mooikraal Mining Operation	Mining	289	2006
Escravos GTL(5)	GTL	3,005	2007
Unleaded petrol and polymers projects(6)	Synfuels and Polymers	13,580	2006

(1)
Excluding finance lease commitments.

(2)
Includes the costs of constructing the central upstream processing facility and the gas transmission pipeline and converting our processing facilities in Sasolburg as well as our distribution network.

(3)
In partnership with Qatar Petroleum.

(4)
At 30 June 2002 it was called "Ethane-based ethylene cracker".

(5)
In partnership with ChevronTexaco and the Nigerian National Petroleum Company.

(6)
Total expected project cost, of which only R853 million has been currently approved by the Board and represents a commitment.

4.B    Business Overview

        We are an integrated oil and gas group with substantial chemical interests, based in South Africa and operating in 23 other countries throughout the world. We are the leading provider of liquid fuels in South Africa in terms of both turnover and sales volumes and a major international producer of chemicals. We use a world-leading technology for the commercial production of synfuels and chemicals from low-grade coal. We expect in future to apply this technology to convert natural gas to diesel and chemicals. We manufacture over 200 fuel and chemical products, which we sell in more than 90 countries. We also operate coal mines to provide feedstock for our synfuels and chemical plants, manufacture and market synthesis gas (syngas) and operate the only inland crude oil refinery in South Africa. See Note 3 of "Item 18—Financial Statements" for a geographic analysis of our operating results, assets and capital commitments.

        We were founded in 1950 and we have been listed on the JSE Securities Exchange since 1979 and on the New York Stock Exchange since 9 April 2003. As of 3 October 2003, we were the fifth largest listed South African company by market capitalization, with total consolidated turnover in terms of IFRS of approximately R65 billion in 2003. We employ over 31,000 people.

        During 2003, we completed the process of integrating the Sasol Chemie acquired businesses into the respective business units of Sasol Olefins and Surfactants and Sasol Solvents (previously included in the Sasol Chemical Industries segment), linked with internal organizational and management restructuring.

        In conjunction with these changes, we also revised our internal financial reporting to our Group Executive Committee (GEC), to separately report on the businesses of Sasol Nitro, Sasol Polymers and Sasol Wax. The new segments were previously included in the Sasol Chemical Industries segment. Prior year segment information has been restated to conform with this presentation.

        The financial information presented to our GEC, including the financial information in the reportable segments, is presented based on IFRS, adopted for our home country reporting. Since the IFRS financial information is the basis for segmental financial decisions, resource allocation and performance assessment, it forms the accounting basis for segment reporting that is disclosed to the investing public. The IFRS segment reporting information is reconciled to the amounts reported in our Group consolidated financial statements, prepared in accordance with US GAAP, for all years presented.

        The reportable segments' profitability as well as assets and liabilities, prepared in accordance with IFRS, have been restated for the years ended 30 June 2002 and 25 June 2001 to reflect a change in accounting policy relating to the capitalization of borrowing costs and a change in accounting treatment relating to revenue recognition. Refer also to Note 3 of "Item 18 Financial Statements".

        We divide our operations into the following segments:

  •
  Sasol Mining. Our mining operations in South Africa, which accounted for 2% of our total segment turnover in 2003, supply coal mainly to our synfuels and chemicals plants. We also export coal to international customers.

  •
  Sasol Synfuels. We operate the world's only large commercial-scale coal-based synfuels manufacturing operation, which accounted for 21% of our total segment turnover in 2003. We manufacture syngas from low-grade coal and use our technology to convert syngas into a range of products, including synfuels, chemical feedstock and industrial pipeline gas.

  •
  Sasol Oil and Gas. We operate South Africa's only inland crude oil refinery. We market liquid and gaseous fuels and lubricants. Liquid fuels include gasoline, diesel, jet fuel, fuel alcohol, illuminating kerosene and fuel oils. Gaseous fuels include liquid petroleum gas. We also provide clean-burning synthetic pipeline gas to the South African market. We are involved in a project to construct a pipeline to transport and supply natural gas from Mozambique to the South African market. This segment accounted for 13% of our total segment turnover in 2003.

  •
  Sasol Olefins and Surfactants. We manufacture a wide range of surfactants, surfactant intermediates (including alcohols and alkylates), monomers and inorganic speciality chemicals derived mostly from coal and chemical feedstocks. We market these products in the global chemical markets. This segment accounted for 30% of our total segment turnover in 2003.

  •
  Sasol Polymers. We focus on the production and marketing of ethylene and propylene monomers, polypropylene, polyethylene and polyvinyl chloride polymers and other chemical products through our respective businesses with operations located in South Africa, Malaysia and China. This segment accounted for 10% of our total segment turnover in 2003.

  •
  Sasol Solvents. We manufacture and market a range of oxygenated solvents derived mostly from coal and chemical feedstocks, in the global chemicals markets. This segment accounted for 9% of our segment turnover in 2003.

  •
  Sasol Wax. Our wax division produces and markets wax and wax-related products to commodity and specialty wax markets globally. It manufactures crude oil-derived paraffin waxes, as well as synthetic waxes produced on the basis of our Fischer-Tropsch technology. This segment accounted for 7% of our total segment turnover in 2003.

  •
  Sasol Nitro. We focus on the manufacturing of ammonia and its derivatives, such as fertilizers and explosives and supplying it to markets in the southern hemisphere. This segment accounted for 6% of our total segment turnover in 2003.

  •
  Other. We are involved in a number of other activities in the energy field, both in South Africa and abroad, which, among others, include international petroleum and gas exploration and production, the development of GTL fuels and production of other chemical products, as well as technology research and development, and our financing activities. These activities accounted for 2% of our total segment turnover in 2003.

        Our total turnover by category of activity and geographic market is as follows:

2003	Sasol Mining	Sasol Synfuels	Sasol Oil & Gas	Sasol Olefins & Surfactants	Sasol Polymers	Sasol Solvents	Sasol Wax	Sasol Nitro	Other	Total 2003

	(Rand in millions)
South Africa	3	13,555	7,904	161	5,162	881	535	2,735	200	31,136
Rest of Africa	—	43	409	37	694	106	102	365	203	1,959
Europe	998	45	117	10,534	6	2,614	2,566	87	182	17,149
Middle East & India	—	—	14	1,005	1	692	106	99	159	2,076
Far East	—	—	18	573	176	721	112	34	—	1,634
North America	12	—	18	6,688	—	515	1,000	330	246	8,809
South America & Caribbean	—	—	4	373	3	87	150	54	26	697
South East Asia & Australasia	—	—	23	172	203	334	92	106	165	1,095

Total segment	1,013	13,643	8,507	19,543	6,245	5,950	4,663	3,810	1,181	64,555

Adjustments to US GAAP
Equity accounting and reversal of proportionate consolidation										(1,539)
Entities not consolidated										650
Other										103

Turnover per consolidated income statement(1)										63,769

2002	Sasol Mining	Sasol Synfuels	Sasol Oil & Gas	Sasol Olefins & Surfactants	Sasol Polymers	Sasol Solvents	Sasol Wax	Sasol Nitro	Other	Total 2002

	(Rands in millions)
South Africa	4	12,466	5,881	41	4,505	584	367	2,625	262	26,735
Rest of Africa	—	108	337	103	807	112	50	384	178	2,079
Europe	1,235	46	86	9,754	2	2,863	2,103	130	171	16,390
Middle East & India	—	—	9	601	1	584	46	115	69	1,425
Far East	—	—	18	657	241	757	87	23	—	1,783
North America	—	—	41	7,259	2	422	947	579	264	9,514
South America & Caribbean	—	—	9	400	6	52	123	60	25	675
South East Asia & Australasia	—	—	33	314	16	292	117	68	149	989

Total segment	1,239	12,620	6,414	19,129	5,580	5,666	3,840	3,984	1,118	59,590

Adjustments to US GAAP
Equity accounting and reversal of proportionate consolidation										(2,288)
Entities not consolidated										429
Business combinations										(2,131)
Other										67

Turnover per consolidated income statement(1)										55,667

2001	Sasol Mining	Sasol Synfuels	Sasol Oil & Gas	Sasol Olefins & Surfactants	Sasol Polymers	Sasol Solvents	Sasol Wax	Sasol Nitro	Other	Total 2001

Restated	(Rand in millions)
South Africa	—	12,140	6,551	12	4,049	527	248	2,052	265	25,844
Rest of Africa	—	84	599	18	521	79	31	371	42	1,745
Europe	784	33	114	2,571	14	1,123	1,287	107	122	6,155
Middle East & India	—	—	17	177	11	345	33	151	75	809
Far East	—	—	—	270	252	540	5	74	1	1,142
North America	—	—	19	2,644	—	200	434	523	226	4,046
South America & Caribbean	—	—	6	276	18	59	76	68	19	522
South East Asia & Australasia	—	—	33	166	1	82	97	5	121	505

Total segment	784	12,257	7,339	6,134	4,866	2,955	2,211	3,351	871	40,768

Adjustments to US GAAP
Equity accounting and reversal of proportionate consolidation										(3,371)
Other										239

Turnover per consolidated income statement(1)										37,636

(1)
For more information on the reconciliation of segment turnover to the corresponding amounts prepared under US GAAP, see "Item 5.A Operating Results—Reconciliation of segment results to US GAAP", and Note 3 of "Item 18—Consolidated Financial Statements".

Our Strategy

        We are committed to delivering on our strategic plan, which consists of four primary growth drivers:

  •
  growing our chemicals portfolio;

  •
  optimizing the performance of our existing businesses;

  •
  exploiting upstream hydrocarbon opportunities; and

  •
  commercializing and expanding our GTL technology.

Growing our chemicals portfolio.

        We intend to grow our chemicals portfolio either by:

  •
  leveraging new chemical growth opportunities from our Fischer-Tropsch processes; or

  •
  securing integrated positions with highly cost-competitive feedstocks.

        Therefore, we do not expect to undertake large chemical acquisitions in the foreseeable future.

        In 2002 we commissioned our new Sasol Olefins & Surfactants C12-C15 alcohols plant. Our R950 million investment in this plant of which we spent R820 million in years 2003, 2002 and 2001 enables us to beneficiate some of our higher alpha olefins at Secunda and to widen our portfolio of specialty alcohols.

        Sasol Olefins & Surfactants is progressing with a R870 million project to develop our second train for the recovery and production of additional volumes of 1-octene co-monomer at Secunda. The additional octene volumes will mostly be for dedicated supply to Dow Chemicals under a long-term sales agreement. Once ready for beneficial operation by the end of 2004, the second octene train will enable us to double octene production to about 96 Ktpa (Kilo tons per annum). This investment will also enable Sasol Olefins & Surfactants to further purify the octene currently being produced in the first train.

        Sasol Polymers is advancing with a series of expansion projects that will enable it to increase its annual local polymer production by about 80% over the five-year period of financial years 2002 to 2007. The division's recent investments into an upstream cracker and a downstream polyethylene plant at Kertih in Malaysia are operational and are expected to start contributing to profit in 2004.

        Sasol Solvents continues to grow through new investments in higher-value solvents. The division's R1.2 billion butanol plant was commissioned at Sasolburg during February 2003 and is producing n-butanol and iso-butanol for a growing base of international customers.

        Our R2 billion investment into a complex at Sasolburg for the production of acrylic acid, glacial acrylic acid, ethyl acrylate and butyl acrylate is advancing on schedule and is expected to be completed in early 2004. Most of the acrylic acid and acrylates will be exported to international customers. As with the butanol plant, this new Sasolburg chemical complex will incorporate technology licensed from Mitsubishi Chemical Corporation of Japan.

        In the future, we expect to focus primarily on the production and marketing of higher-margin performance chemicals and on achieving higher levels of integration.

Optimizing the performance of existing businesses.

        We continue to invest considerable efforts in various initiatives worldwide to optimize the performance of our businesses. The year's more significant optimization initiatives include:

  •
  the construction of the fifteenth Sasol Synfuels air-separation unit at Secunda;

  •
  the completion of the Natref refinery expansion at Sasolburg;

  •
  the ongoing business renewal project within Sasol Mining;

  •
  the expansion of the Sasol Gas pipeline network;

  •
  progress in establishing Sasol Oil's new network of retail filling stations in South Africa;

  •
  the completion of several chemical plant optimization and expansion projects, including the formation of Sasol Nitro;

  •
  the implementation of new cost-reduction and plant-optimization programmes by Sasol Olefins & Surfactants and other chemical divisions;

  •
  the further rollout of SAP enterprise management and complementary business information systems throughout our global operations, as well as advanced process control systems at Secunda and in Germany;

  •
  the continued upgrading of our IT disaster recovery plans and general information management systems at our non-South African operations; and

  •
  the adoption of enhanced procurement systems, including the use of e-Commerce which resulted in additional cost reductions.

        Our initiative to amalgamate the three chemical divisions involved in our nitrogen value chain, Sasol Ammonia, Sasol Agri (fertilisers and phosphates) and Sasol Explosives, was completed during the year. Business integration has also enabled Sasol Nitro to optimise some of the production facilities within the nitrogen value chain and to establish cost savings through the greater utilisation of shared services.

        Our entire portfolio of chemical businesses is being closely scrutinized and reviewed to ensure strategic fit and the ability to meet financial performance targets on a sustainable basis. Certain businesses and product groups have already been selected for rationalization, disposal or an intensified process of cost reduction and productivity improvement.

Exploiting upstream hydrocarbon opportunities.

        Our US$1.2 billion (R11,264 million) project to develop Mozambique's Temane and Pande gas fields and to deliver natural gas to our customers and our main petrochemical plants in South Africa, is progressing according to schedule. See "Item 4.B Business Overview—Sasol Gas". In addition, our upstream hydrocarbon exploration and production business, Sasol Petroleum International, is expected to commence gas production in Mozambique during the first quarter of calendar year 2004, significantly increasing our gas production capabilities.

        The strength of our South African synfuels and chemical operations is partly attributable to our ability to efficiently back-integrate into cost-competitive hydrocarbon feedstocks. We are therefore seeking new back-integration opportunities outside of South Africa, especially in light of our emerging GTL conversion technology. To this end, Sasol Petroleum International is currently investigating opportunities in partnership with Sasol Synfuels International to become an offshore producer in Qatar where we are investing in our first GTL plant. Sasol Petroleum International and Sasol Synfuels International are also exploring collaborative integration opportunities in other gas-rich regions around the world.

Commercializing and expanding GTL technology.

        We have made significant progress over the last eight years towards our goals of commercializing our GTL technology based on the integrated, three-step Sasol SPD™ process through the construction of several GTL plants in gas-rich regions.

        A significant development in the execution of these plans was the award of our first Engineering, Procurement and Construction (EPC) contract for an international GTL plant. A US$675 million, (our portion is 49% or US$331 million) lump-sum, turnkey EPC contract, out of a budgeted total project cost of US$952 million, was awarded to the multinational French-based engineering company, Technip-Coflexip, for a 33,000 bbl/d GTL plant at Ras Laffan in Qatar. This plant is a 51:49 joint venture between Qatar Petroleum and Sasol Synfuels International. It is expected to be commissioned by the first quarter of 2006.

        Work on our second GTL plant is also progressing. In collaboration with Sasol Synfuels International, Sasol Technology, the Nigerian National Petroleum Corporation and Chevron Nigeria Limited, the Sasol Chevron joint venture with ChevronTexaco of the USA is advancing the commercial development of the Escravos GTL plant to be built in the Niger Delta region of Nigeria. It is currently expected that the EPC contract for the Escravos GTL project will be finalised by the second quarter of 2004. Other potential GTL projects are under review, one of which could include a second and significantly larger GTL plant in Qatar.

        In support of our Qatari, Nigerian and other potential GTL investments, Sasol Technology continues to advance our second-generation GTL technology, including our proprietary low-temperature Fischer-Tropsch Slurry Phase reactor and cobalt catalysts. The underlying objective is to lower capital and operating costs and to increase plant efficiencies and yields.

Our activities

Sasol Mining

        Sasol Mining extracts and supplies coal mainly to our synfuels and chemical plants while about 6% of its output is sold to international customers. In 2003 its external turnover amounted to R1.0 billion, representing 2% of our total segment turnover, while its aggregate inter-segment and external turnover was R5.0 billion.

        Sasol Mining has two South African operations:

  •
  Secunda Mining Complex, consisting of five underground mines (Bosjesspruit, Brandspruit, Middelbult, Twistdraai and Twistdraai Export Mine) at Secunda and the underground and strip operations of the Syferfontein mine.

  •
  Sigma Mine, near Sasolburg, consisting of the Mohlolo underground operation, and the Wonderwater strip operation. The Wonderwater and Mohlolo mine reserves are fast approaching depletion. Sasol Mining intends to develop a new R230 million underground mine in 2004 at Mooikraal, about 20 km south of Sasolburg. Most of the existing Mohlolo mining equipment and infrastructure will be relocated to Mooikraal to save costs. Mining equipment approximating R59 million will be acquired as part of the project cost approved by the Board of R289 million.

        During 2003 total production was 51.3 million tons (Mt) of coal, compared to 51.6 Mt in the previous year. Saleable production volumes vary each year according to inter-segment demand and export capacity. For more information regarding our mining properties and operations and our mining reserves see "Item 4.D Property, Plant and Equipment—Mining Properties and Operations".

        In 2003, total sales to Sasol Synfuels, Sasol Infrachem and customers in the international market were 49.4 Mt of coal, compared to 50.6 Mt in 2002. In particular, in 2003, Sasol Mining supplied 39.4 Mt to Sasol Synfuels at Secunda and 6.4 Mt to Sasol Infrachem at Sasolburg. In 2002, it supplied 40.8 Mt to Sasol Synfuels and 6.3 Mt to Sasol Infrachem.

        Sasol Mining exports a small part of its Secunda Mining Complex's coal product. Exports in 2003 amounted to 3.6 Mt, compared to 3.5 Mt in 2002. The year's average Rand coal price decreased by 20.5% in a fluctuating, but predominantly weak market. Exports were again largely concentrated in the European market. We are investigating marketing opportunities for coal in both the international and the South African markets, including supplying Eskom, the South African power company, with coal for its power plant needs. We intend to increase coal export volumes in the ensuing decade, although our shorter-term expansion ability is currently constrained by our entitlement at the Richards Bay Coal Terminal, north of Durban. The planned phase-five expansion of this terminal, once completed at a date yet to be finalized, will provide us with a further export capacity of 500 Ktpa.

        We are applying a new scientific methodology towards optimizing the layout and planning of future mines, especially at Secunda where, we expect about 95% of our future coal production to occur. Our new methodology integrates operational criteria such as geological conditions, rock mechanics, technology advances, the prospective development of new markets and mandatory mining restrictions applicable to the protection of the natural environment and surface structures.

        We expect that following the introduction of natural gas from Mozambique, which is currently planned for May 2004, mining will still remain a core business for our Group, continuing to supply our synfuels operations at Secunda with at least 40 Mt of coal per year. We estimate that the supply of natural gas in 2004 will bring about the winding down of our extraction operations at the Sigma Mine at Sasolburg.

Sasol Mining will then reduce its annual coal supply at Sasolburg from about 7 Mt to about 1.7 Mt exclusively for the generation of power and steam. We are currently in the process of transforming our facilities at Sasolburg from coal gasification to natural gas reforming, the cost of which is estimated at approximately R1.3 billion.

        We have signed an agreement with Anglo American, a mining and resources group domiciled in the United Kingdom, to develop the Kriel South coal reserves, in the Mpumalanga province, South Africa. Anglo American will invest R769 million in the project and our share will be R320 million. We expect the project to result in a supply of an estimated total of 200 Mt of thermal coal to Sasol Synfuels at Secunda over a 20-year period. We intend to commence production in 2005.

Sasol Mining
Coal Production and Sales Data

	2003	2002	2001

	(Mt, unless otherwise stated)
Sigma Mine, including Wonderwater	5.9	5.9	5.4
Secunda Mines	45.4	45.7	45.9

Total production	51.3	51.6	51.3
Saleable production(1) from all mines	49.6	49.5	49.5
External coal purchases from other mines	0.4	0.7	1.0
Sales to Sasol Infrachem, Sasolburg	6.4	6.3	6.4
Sales to Sasol Synfuels, Secunda	39.4	40.8	39.3
International sales	3.6	3.5	3.6

Total sales including exports	49.4	50.6	49.3
Production per shift of continuous miner (mining production machine) (tons)	1,635	1,495	1,357

(1)
Saleable production equals our total production minus discard and includes both product sold and stockpiled.

        Cost management and productivity improvement.    In 1998, we commenced the implementation of a comprehensive business renewal project, aiming:

  •
  to reduce costs per ton;

  •
  to enhance productivity and safety;

  •
  to improve utilization of available technologies; and

  •
  to improve employee morale and commitment.

        Our business renewal process was based mainly on streamlining our processes in order to improve productivity and involved minimal capital expenditure. For more information about the safety, health and environmental aspects of our business renewal process see below "—Safety, Health and Environment".

        We have implemented a SAP-enabled enterprise management system, aimed at improving the management of all our information systems by eliminating the barriers between different business functions.

        Since 1998, when the renewal process began, we have achieved a reduction in mining cost per ton (excluding overhead) of 16.0% (11% in 2002) in real terms. At the beginning of our renewal process, we operated 74 non-standardized continuous miners. Through significant improvements in productivity, we have managed to reduce the number of continuous miners to the current number of 52 (54 in 2002). Over the same six-year period we have also achieved the following results:

  •
  machine productivity has increased by 105% (87% in 2002);

  •
  business unit cash costs decreased by 22% (17% in 2002);

  •
  workplace accidents have decreased by 53% (41% in 2002); and

  •
  underground dust levels have decreased by 78% (75% in 2002).

        In 2003, run-of-mine cash mining costs (per ton of coal mined) increased by 6.4%, compared to 2002. The cost per ton of coal delivered also increased by 2.4%, expressed on a dry, ash-free (DAF) basis, which represents the gas-yielding portion of our coal and represents a meaningful measure of cost. The increase in cash cost per ton of coal mined was 4.2% on a DAF basis. Machine productivity increased by 9.4% in 2003 to 1,635 tons per shift of a continuous miner, from 1,495 tons in 2002. Per capita productivity rose by 2.9%. The percentage of coal fines (less than 6.35 mm) has reduced from 33% to 31.3% and the non-coal contaminants such as stone was reduced from 3.2% to 1.6%. Underground dust levels, which were reduced from an average of 5 mg/m3 to 3.5 mg/m3 in the previous year, were held at an acceptable level of 3.15 mg/m3 throughout the year.

        We are planning further improvements for the near future with a particular emphasis on:

  •
  cost optimization and productivity;

  •
  mine planning and reserve utilization; and

  •
  safety, health and environmental issues, with the focus on reducing injuries and further reducing underground dust levels.

        We continue to improve the design, operability and performance of the continuous-miner fleet at our Secunda underground operations. We expect a new continuous-miner cutting-drum design introduced recently to enable a 2% reduction in fine-coal production. Our Secunda coal blending and supply operations are planning to install a new-generation electronic blending system in the year ahead to improve coal homogeneity, which should enhance the performance of our Secunda coal gasifiers.

        Sasol Mining systematically benchmarks itself against other South African and international coal mining companies. In December 2002, we received the 2002 International Coal Company of the Year Award, presented by the Platts/Business Week Global Energy Awards in New York.

        Mining rights ownership.    Currently, we hold all the coal rights for the properties for which we have mining authorizations, except for small tracts of land at Secunda. These properties are owned by the government of South Africa and Sasol Mining has obtained the consent of the government to mine in consideration for the payment of a royalty per ton of coal mined from those properties.

        The Mineral and Petroleum Resources Development Act was signed by the President of the Republic of South Africa on 3 October 2002 and its particular provisions will come into effect on dates to be specified by the President. We already hold prospecting permits or mining authorizations with respect to our existing mining operations, but we will need to reapply to convert our existing rights into prospecting rights or mining rights under the new Mineral and Petroleum Resources Development Act. For a further discussion of the Mineral and Petroleum Resources Development Act see "3.D Risk Factors—New mining legislation may have an adverse effect on our mineral rights" and below "—Regulation of Mining Activities in South Africa—The Mineral and Petroleum Resources Development Act".

        Economic empowerment of historically disadvantaged South Africans.    In October 2002, the government and representatives of South African mining companies and mineworkers' unions signed a charter (the Mining Charter), designed to facilitate the participation of historically disadvantaged South Africans in the country's mining industry. The Mining Charter, together with the recently published scorecard to facilitate the interpretation of and compliance with the Mining Charter, requires mining companies to ensure that historically disadvantaged South Africans hold at least 15% ownership of mining assets or equity in South Africa within 5 years and 26% ownership within 10 years from its signing. The Mining Charter specifies that the mining industry is required to assist historically disadvantaged South Africans in securing finance to fund their equity participation up to an amount of R100 billion within the first five years after its signing; beyond this R100 billion commitment, the Mining Charter requires that participation of historically disadvantaged South Africans should be increased towards the 26% target, on a willing seller buyer basis, at fair market value and where the mining companies are not at risk. We are currently in discussions with prospective Black Economic Empowerment mining partners and we believe that we should be able to meet the requirements of the Mining Charter. For a further discussion of the Mining Charter see below "—Empowerment of Historically Disadvantaged South Africans—The Mining Charter".

Sasol Synfuels (formerly Sasol Synthetic Fuels)

        Sasol Synfuels operates a coal-based synfuels manufacturing facility which, on the basis of our knowledge of the industry and publicly available information, we believe to be the world's only large commercial-scale facility of this type. Based at Secunda, Sasol Synfuels produces syngas from low-grade coal and uses our advanced high-temperature Fischer-Tropsch technology to convert this into a wide range of synfuels, as well as industrial pipeline gas and chemical feedstocks. Sasol Synfuels also produces most of South Africa's chemical and polymer building blocks, including ethylene, propylene, ammonia, phenolics, alcohols and ketones. It operates the world's largest oxygen production facilities (according to Air Liquide, the French industrial gas company), currently consisting of 14 units with the fifteenth unit under construction. As a result, it has the capacity to recover high volumes of two noble gases, krypton and xenon.

        Sasol Synfuels obtains its coal feedstock requirements from Sasol Mining. The fuels produced are marketed by Sasol Oil and sold wholesale to other oil companies in South Africa. The pipeline gas is marketed by Sasol Gas to industrial consumers. Chemical feedstocks are processed and marketed by Sasol and its joint ventures including Merisol. Unrefined ethylene and propylene are purified by Sasol Polymers' Monomers division at Secunda for the downstream production of polymers. Ammonia is sold to the fertilizer and explosives industries, including Sasol Nitro, our nitrogenous products division.

        In 2003, Sasol Synfuels' external turnover amounted to R13.6 billion, representing 21% of our total segment turnover.

        Total production decreased by 3.9% to 7.4 Mt in 2003 from 7.7 Mt in 2002, resulting mainly from the extended mandatory shutdown of the western Synfuels factory. Average per capita production decreased for the same reason by 4.8% to 1,280 t. The production of liquid fuels remained at 66% of total volumes, the same as for 2002.

Sasol Synfuels
Production Volumes

	2003	2002	2001
Total production (Mt)	7.4	7.7	7.3
Average production per employee (t)	1,280	1,344	1,284
Average derived crude oil price per barrel (US$)	23.7	20.8	26.4

Specific Products Volumes

	2003	2002	2001
Liquid and gaseous fuels (%)	66	66	66
Petrochemical feedstock (%)	23	23	23
Carbon plus nitrogenous feedstock for fertilizers and explosives (%)	11	11	11

        Overall production integrity and reliability remained at high levels throughout the year in spite of the mandatory shutdown. The once-in-four year's shutdown required a full decommissioning of the western factory to enable work on interconnecting piping, electrical and instrumentation cables that connect the two factory phases. Work can only be performed on these systems as long as both factory phases remain decommissioned. The commissioning of one unit was also delayed for seven days due to additional work performed in a distillation column. Following the completion of the integrity restoration program which reduces the probability of equipment failure, production loads were restored to budgeted levels for the last four months of the year.

        Our investments.    In 2003, our ninth SAS reactor, which converts syngas into a broad spectrum of hydrocarbons, completed its second year of operation. The operation of this technologically advanced reactor has contributed significantly to the enhanced performance of Sasol Synfuels.

        In October 2002, we completed our R280 million skeletal isomerization plant, with expenditure of R243 million over the last three years. This plant is an octane-enhancer, expected to enable the production of higher-octane petrol. In addition, a R132 million project was completed in October 2002 to install a gas-heated reformer, which will improve carbon and energy efficiency during gas reforming.

        We are in the process of installing our fifteenth air separation unit, which is expected to be commissioned in February 2004, at an estimated cost of R655 million. We believe that this unit, with a planned capacity of 3,500 tons of oxygen per day, will enable further growth in our production and, on the basis of our knowledge of the industry and publicly available information, we believe that it will be the world's largest single air separation unit. A krypton/xenon line will be added to this unit at a cost of R13 million.

        The existing 14 air-separation units produce 35 Kt/d of oxygen and are also being upgraded in phases to restore and maximize operational integrity. This project will be completed before the end of calendar year 2003. A project to upgrade the control response optimization system will also be completed in the year ahead. This project will enable advanced or pro-active synchronization of the volume of gas produced with the volume of gas that can be processed in the synthesis units.

        New fuel specifications will come into effect in January 2006 following the issue of a directive by the South African Government, which will allow consumption of only unleaded fuel in South Africa. Sasol Synfuels is advancing an initiative in partnership with Sasol Technology and Sasol Oil to ensure our compliance. We currently expect to invest about R5.5 billion to modify our liquid fuel refining and blending operations and to establish additional new plant aimed at increasing the octane rating of our synthetic petrol. The majority of this expenditure (approximately R4.0 billion), relating to the installation of a selective catalytic cracker, will have to be incurred over the next three financial years. Unlike our other major capital investment projects undertaken in recent years, this project is not expected to generate substantial returns for the Group, but is required to meet the changed fuel specifications. The project will require multiple refinery unit changes, and the construction of new refinery units, as well as the installation of a catalytic cracker required to produce additional tranches of ethylene, propylene and high-octane fuel components. We expect that in addition to developing the new fuels solution for 2006, this project will also address most of the work that will be required to meet the envisaged more stringent fuel specifications.

        We also expect, that the additional ethylene production capacity will permit a rationalization of our assets in the polyethylene business unit of Sasol Polymers, providing us with the opportunity to construct a new large-scale tubular low-density polyethylene unit. Some of the additional propylene will be used in a new large-scale polypropylene unit. We expect the planned monomer and polymer expansions to yield substantial returns after 2006 and, in the medium term, to counter the impact of the investments for Sasol Synfuels of the fuel specification investments.

        Because of the way process plants are configured at Sasol Synfuels, its ultra-low-sulfur synthetic diesel already meets the more stringent 2006 specifications for the sulfur content of diesel (to be lowered in South Africa from 3,000 ppm to 500 ppm).

        Natural gas.    In 2001, Sasol Synfuels and Sasol Technology commenced the preparatory work to install an additional plant and facilities in Secunda to commence using natural gas imported from Mozambique as supplementary hydrocarbon feedstock from 2004 onwards. As part of the Natural Gas Project, Sasol Synfuels is converting portions of its plant to start using natural gas which will be reformed into hydrogen and carbon monoxide for the production of additional volumes of syngas. We expect that the supplementary supply of natural gas will enable Sasol Synfuels to increase its current gas loads initially by about 3%, and we expect that, in time and subject to the discovery of additional gas reserves in Mozambique, it could allow an increase in its current gas loads even further.

        Strategy.    Sasol Synfuels' primary strategic objectives are:

  •
  to maintain all-round operational excellence;

  •
  to maintain a motivated and skilled human resources base; and

  •
  to position itself strategically for long-term growth in a complex and evolving environment.

        In 2001, Sasol Synfuels initiated the implementation of Project Champion, a business optimization process aimed at containing costs, increasing productivity and promoting our competitiveness, especially in periods of low oil and chemical prices, through optimizing information management and process integration.

Sasol Oil and Gas

        Sasol Oil and Gas includes the operations of Sasol Oil, Sasol Gas and Sasol Carbo-Tar. In 2003, Sasol Oil and Gas external turnover amounted to R8.5 billion, representing 13% of our total segment turnover

  Sasol Oil

        Sasol Oil produces crude oil-derived liquid fuels at the Natref oil refinery at Sasolburg and markets all liquid and gaseous fuels and lubricants manufactured by our Group. Liquid fuels produced include gasoline, diesel, jet fuel, fuel alcohol, illuminating kerosene and fuel oils. Gaseous fuels include liquid petroleum gas and pipeline gas.

        The Natref refinery.    National Petroleum Refiners of South Africa Limited, or Natref, is South Africa's only inland crude oil refinery. We own 63.64% of Natref and Total South Africa (Pty) Limited (Total) owns the balance of 36.36%. While we operate the refinery, Total participates in its management with veto rights in respect to a number of corporate actions, including, among others, increasing or reducing Natref's share capital, amending Natref's Memorandum and Articles of Association and the rights attaching to its shares, appointing directors to serve as executive officers and determining directors' remuneration.

        Under the terms of an agreement concluded between Total and Sasol, Total was granted the option to purchase up to 13.64% of the ordinary shares in Natref from Sasol at fair market value upon the occurrence of certain events. Termination of the Main Supply Agreements in December 2003, discussed below, will allow Total to exercise its option to increase its interest in Natref to up to 50%. Should Total decide to exercise its option and increase its interest to 50%, we would be entitled to operate the Natref refinery and Total would be allowed equal representation on Natref's board of directors. In this case, potential disagreements regarding matters before the board of directors or shareholders meetings will have to be resolved through appropriate deadlock procedures, or otherwise referred to arbitration.

        Refinery production and capacity.    Natref obtains approximately 50% of its crude oil requirements from the Middle East through crude oil term contracts and the balance at spot prices from West Africa and other sources. Durban landed crude oil is transferred to the refinery through a 670 kilometer pipeline owned by Petronet, a state-owned pipeline company.

        Natref is a technologically advanced refinery, highly efficient in refining heavy crude oil into gasoline, diesel and other white products. It is South Africa's only inland crude oil refinery, as the other three crude oil refineries are located along the country's shores. Its inland position does not allow the refinery easy access to the bunkers fuel market, which is the case for coastal refineries. Therefore, Natref focuses on the production of white petroleum products. It is designed to upgrade relatively heavy crude oil with a high sulfur content (sour) to yield a minimum of 90% white petroleum products. In comparison, coastal refineries have a typical 65% to 75% white oil yield depending on the type of crude oil used. Crude oil selection and degree of upgrade are ultimately dictated by refinery configuration and overall economics. Other products of the refinery include commercial propane, jet fuel, different grades of bitumen and fuel oils.

        We are planning investments in the Natref refinery joint venture, to meet new fuel specifications. The time scale is similar to that of the Sasol Synfuels clean fuels project and the minimum requirement of our share of capital for the Natref project is expected to be about R300 million. For more information regarding the Sasol Synfuels clean fuels project see "Item 4.B Business Overview-Sasol Synfuels".

        With regard to refinery efficiency during the year 2003, plant availability was 77%, due to an extended refinery shutdown required for statutory maintenance and the implementation of the Natref 2000 refinery expansion project. White product yield was 91.6% in 2003, compared to 88.1% in 2002, mainly because of stable operations at the refinery since the shutdown. Based on a recent international benchmarking exercise comparing refining performance, Natref ranked in the second to third quartile of the Asia-Pacific GOC2 group.* Although the Natref refinery was operating at satisfactory refining rates at the beginning of the second half of 2003, the exceptional performance levels achieved in prior years were only regained towards the 2003 year-end during which it exceeded its previous best white-product yields by more than one percentage point (1.3% of the total crude oil volume). Unintended downtime was reduced to 1%, which falls within the upper 20% of Asian-Pacific refiners. Energy efficiency improved by one percentage point, refinery losses dropped from 1.7 weight percentage (wt%) to 0.72 wt% and sulfur dioxide emissions dropped by 20% despite greater throughput.

*
Source:    "Solomon's Fuel Refinery Performance Analysis", available at http://www.sa-inc.com. GOC2 stands for Gas Oil Conversion capacity-Category 2; average capacity for this category is 200,000 bbl per day.

        In September 2002, we completed our project to expand the refinery in order to increase the refining capacity by 22%, to up to 107,000 bbl per day. The total cost of this project amounted to R845 million (excluding capitalized interest), of which we spent R766 million during the years 2003, 2002 and 2001. In light of our expectations for future deregulation of the industry and the projected increase in fuel demand, we believe that this additional capacity will in the long-term provide economies of scale that can enhance our low-cost competitive advantage and increase our market share. In addition to increasing refining capacity, we expect that this expansion will enable Natref to improve the range of products offered, the yield of white products and environmental efficiency.

Natref Refinery Production(1)

Product	2003	2002(2)	2001
Crude oil processed (million liters)	2,751	2,055	2,781
White product yield (% of raw material)	91.6	88.1	91.9
Total product yield (%)	98.4	96.5	99.3

(1)
Data based on our 63.64% share in Natref.

(2)
Production in the year 2002 was impacted by the four-month closure of the refinery following the fire in June 2001.

Liquid Fuels Marketed
by Sasol Oi1(1)

Product	2003	2002	2001
Total liquid fuel sales (million liters)	8,472	7,727	8,713
Fuel and bitumen exports (million liters)	158	160	322

(1)
Includes liquid fuels produced by Sasol Synfuels and marketed by Sasol Oil.

        The South African liquid fuels market.    We are the leading provider of liquid fuels in South Africa in terms of both turnover and sales volumes (South African Petroleum Industry Association—Product Sales Figures, 2002 calendar year). The proportion of Natref's production that corresponds to our 63.64% share in the refinery represents about 11% of South Africa's total liquid fuels demand. An additional 29% of South Africa's fuel demand is produced by Sasol Synfuels at Secunda. Our main wholesale customers in the South African liquid fuels market include Engen, BP, Caltex, Shell, Total and Exel Petroleum. These companies, among others, currently purchase a part of their liquid fuels requirements for the South African market from us under the Main Supply Agreements (see below).

        The Natref refinery at Sasolburg and our synfuels facilities at Secunda are located in the economic heartland of the country, where an estimated 55% of the country's liquid fuels are consumed. We currently supply approximately 6.8 Mt of white products per year to the South African market, representing approximately 40% of South Africa's fuel needs of approximately 17 Mt per year. Although sales of petrol increased by 2.3% in 2003, our retail market share decreased by 19% to 4%. This decline resulted mainly from the further reduction in the number of Sasol-branded fuel pumps hosted at the forecourts of other oil companies' filling stations. These marketing constraints will be lifted once the Main Supply and Blue Pump agreements terminate in December 2003, as described below.

        Our semi-synthetic jet fuel has already been approved by the American Society for Testing Methods (ASTM) and the Aviation Fuels Committee (a part of the United Kingdom's Ministry of Defense) for use in international aircraft. The ASTM is at present considering the approval of fully synthetic jet fuel to the airline industry and our production facilities for this jet fuel are situated close to South Africa's major airport, Johannesburg International.

        Total petrol and diesel export volumes to African countries, excluding South Africa, increased by 16.6%.

        The Main Supply and Blue Pump Agreements.    We are party to a series of long-term supply agreements with the major international oil companies operating in South Africa, the latest of which was entered into in 1988. These agreements oblige the oil companies to purchase certain of our petroleum products up to a maximum of 7,740 million liters a year, in proportion to their respective market shares in specified areas in the country. As a result, we sell more than 80% of our petroleum output to these oil companies pursuant to the terms of the Main Supply Agreements.

        In exchange for the oil companies' purchase commitments, the Main Supply Agreements impose limitations on our ability to sell our petroleum products to other institutional customers in South Africa and certain Southern African countries, and prohibit us from marketing fuel directly to the South African retail market, with the main exception of fuel sales through the Blue Pumps. As a result, we export only a very small portion of our production to sub-Saharan African countries and we do not operate a retail service station network of our own in South Africa.

        The Blue Pump Agreement inter alia, currently permits us to install and operate the so-called Blue Pumps, which are Sasol-branded fuel pumps supplying our own fuels, located at service stations of other oil companies in designated regions. Thus, we are allowed to market a limited portion of our petroleum output directly to the South African retail market. In 2003, we sold approximately 4% of our petroleum products output through our Blue Pumps.

        With respect to our Main Supply and Blue Pump Agreements, the Competition Commission has granted us an exemption under the South African Competition Act regarding certain of our arrangements under the Agreements, which might be considered prohibited practices under this Act. This exemption extends until December 2003, when the agreements are due to terminate.

        In 1998, we filed a notice to terminate the Main Supply and Blue Pump Agreements, which, as a result, are due to expire in December 2003. Following the termination of the agreements, the restrictions on our ability to market our petroleum products directly to the South African retail market and to institutional customers will expire. We intend to conclude new supply agreements with the other oil companies in respect of their requirements for petroleum products. In anticipation of the termination of the agreements at the end of December 2003, we are progressing negotiations with the oil companies regarding the extent of their requirements for our petroleum products in the wholesale market.

        Both the Natref refinery and our Synfuels facilities at Secunda are advantageously located in the economic heartland of the country, where more than half of the national liquid fuels consumption takes place. We believe that the advantageous location and highly competitive nature of our production facilities, render our petroleum products highly competitive in the South African liquid fuels market. In view of the above, we believe that we should be successful in securing a purchase commitment for the majority of our petroleum products.

        On the other hand, in view of the expiry of the current restrictions on our access to the South African retail fuel market, we expect that we will be able to sell a significant portion of our petroleum output directly to the retail market. To this effect, we are in the process of developing a network of service stations (Sasol retail convenience centers or RCCs) in the main economic centers of the country with our own Sasol brand. We announced on 1 October 2003 that we had signed an agreement to merge Sasol Oil with Exel Petroleum (Sasol currently holds 22.5% in Exel Petroleum), a company which owns, leases and operates service stations and also markets liquid fields in the commercial markets. The merged company will incorporate all of the liquid fuels interests of Sasol Oil, as well as the economic use of the refining capacity in Synfuels, and Exel Petroleum. Exel Petroleum has 189 service stations and currently has a 3.7% petrol market share and a 7% diesel market share in South Africa. The agreement is subject to approval by the South African Competition Authorities. See "Item 8.B-Significant Changes".

        We intend to follow a dual branding strategy once the merger has been approved and our estimate is that we will have 150 Sasol RCC's and 150 Exel Petroleum service stations operational before the end of 2004.

        Over the medium term we plan to achieve a 10% share of the South African petrol and diesel markets and to grow this to 15% over the longer term.

        The Petroleum Products Amendment Bill is expected, when enacted, to regulate the conditions and requirements for licensing of the sale of petroleum products to the retail markets in South Africa, including liquid fuel retail prices. Its provisions are expected to affect the conditions and cost of our entry into the South African retail market for liquid fuels. See "Item 4.B Business Overview-Regulation-Regulation of Petroleum-Related Activities in South Africa".

        The Petroleum Pipelines Bill proposes, among other things, to establish a petroleum pipelines regulator responsible for the supervision of the national regulatory framework of petroleum pipelines and provisions for the issuance of licenses relating to the construction and operation of petroleum pipelines and the delivery of certain commercial services in connection with these pipelines.

        Among the matters governed by the draft Bill, of particular significance to our business, are issues relating to the issuance of licenses and the discretion granted to the Minister of Minerals and Energy with respect to the exercise of executive powers, the determination of tariffs and the issue of open access to pipelines.

        With regard to the setting of tariffs, different pricing methodologies can be adopted, which may prove advantageous for some competitors rather than others because of their different market position and geographic location. Regulations that may be promulgated under the draft Bill, if enacted as proposed, could affect our logistic position due to the location in the economic heartland of the country of our Natref refinery and our synfuels facilities at Secunda. The Bill provides that sufficient pipeline capacity will be made available in the crude oil pipeline to enable Natref to operate at its capacity at the commencement of the Act.

        We believe that securing direct independent access to the retail markets will yield strategic advantages to further improve our position in the South African fuels market. As the restrictions on our sales to the South African market are removed, we should have the opportunity to increase our fuel production capacity and sales by accessing the retail and commercial markets. We believe that our independent access to the retail and commercial fuel markets should also serve as a competitive advantage in our supply arrangements with other oil companies in the market. Currently, the main competitors in the South African retail market for liquid fuels are BP, Shell, Engen, Caltex and Total.

        Once the Main Supply Agreement expires, Sasol Oil will start selling also on a commercial basis the group's low-sulfur, low-benzene illuminating paraffin. We expect to build up a market share for our liquid paraffin over the next five years through innovative packaging, marketing and retailer support. We retain competitive advantage in this sector of the industrial and related energy markets because of a notably low sulfur content of our fuel oils and special distillate fuels.

        Basic fuel price.    Following an agreement reached between the South African oil industry and the government, a new Basic Fuel Price (BFP) mechanism was implemented with effect from 2 April 2003, replacing the In Bond Landed Cost (IBLC) formula. The BFP formula is based on international fuel products spot prices in order to simulate more accurately the movements of the international products market. The BFP formula represents an effort to reflect the true cost of importing substantial volumes of fuel into South Africa, by taking into account all costs incurred, including freight costs to South African ports, demurrage, wharfage, storage, financing and insurance costs. In the case of petrol, 50% of the Free on Board (FOB) value is based on Platt's Singapore spot prices, and the other 50% based on Med spot prices. For middle distillates, 50% of the FOB value is based on Platt's Arab Gulf spot prices, and the other 50% based on Med spot prices. The mean of the high and low Platts spot price assessments is used.

        We believe that over the next five years the government may abolish the Basic Fuel Price mechanism. We cannot predict whether and when this may occur, and although we believe that such abolition may increase competitive pressure on our liquid fuels sales, we believe that it should not have a material adverse effect on our business, operating results, cash flows and financial condition. See "Item 5.A-Operating Results—Company and Business Overview—volatility in crude oil and petroleum products prices".

        Economic empowerment of historically disadvantaged South Africans.    As part of a general initiative of the government of South Africa to ensure the participation of historically disadvantaged South Africans in the country's economy, in November 2000, we became party to an agreement with the government and the liquid fuels industry which requires us, as well as other oil companies in this sector, to allow and facilitate Black Economic Empowerment (BEE) participation. For a further discussion of the Liquid Fuels Charter see "—Empowerment of Historically Disadvantaged South Africans". The Liquid Fuels Charter requires, inter alia, us to allow historically disadvantaged South Africans to acquire an equity participation of at least 25% in the company holding our liquid fuels business by 2010. We presented our charter-specific plan to a dedicated parliamentary portfolio committee of the South African Parliament during 2003. Our plan outlined our commitment to include a 25% BEE shareholding in our South African liquid fuels business before 2010. The process to identify suitable Black Economic Empowerment shareholders is well advanced and can be accelerated from January 2004 after the expiry of the Main Supply Agreement and the Blue Pump Agreement between Sasol and other oil companies in South Africa. In order to facilitate this participation, we are currently reorganizing our South African liquid fuels businesses, including our crude oil refining facilities, our liquid fuels marketing and distribution operations and our synfuels mixing and blending facilities in a separate legal entity.

  Sasol Carbo-Tar

        Sasol Carbo-Tar produces and markets a range of value-added carbon and tar products including calcined coke, creosote and various other tar products. Its production facilities are located at Secunda and Sasolburg, in South Africa.

        The division was formed in 1995 and its Secunda operations are focused primarily on the production of value-added carbon products such as calcined pitch and waxy oil coke, while the Sasolburg operations are focused primarily on the production of creosote and various other tar products. New capital projects are progressing to source alternative feedstock for Sasol Carbo-Tar once the Sasolburg factory converts to natural gas. Additional feedstock will also be sourced from Sasol Synfuels' Secunda tar stream.

  Sasol Gas

        Through Sasol Gas, we market clean-burning pipeline gas, produced by Sasol Synfuels. Since 1964, we have developed high value gas markets and a gas distribution pipeline network of 1,400 km through which we currently supply 48.8 million gigajoules per annum (mGJ/a) throughout the regions of Mpumalanga, Gauteng, KwaZulu-Natal and the Free State. In these regions, we supply our gas to more than 530 industrial and commercial customers. We use a Petronet pipeline to transport gas to our markets in KwaZulu-Natal. Sasol Gas maintained a reliable supply record and achieved a 65% reduction in short supply interruptions to customers compared with 2002. The new R52 million, 46-km pipeline extension from Rosslyn to new customers at Babelegi, north of Pretoria, was completed in August 2002 and contributed appreciably to volume growth.

        Our gas products consist of hydrogen-rich gas produced at the Sasolburg chemical plants and synthetic methane-rich gas produced at our synfuels plants in Secunda. Our gas competes mainly with crude oil-derived products in various industries, including ceramics, glass, metal manufacturing, chemical, food and a number of other sectors.

        The South African gas market.    The market for pipeline gas in South Africa, compared to international markets, is still in its infancy. Pipeline gas sales volumes have increased by an average of 6% a year over the last five financial years. We expect the market to grow substantially with the introduction of natural gas from Mozambique. Our current supply of 48.8 mGJ/a of pipeline gas represents only 2% of the final energy market in South Africa, a market which is currently dominated by electricity and coal. In comparison, the average market share of the global energy market for pipeline gas exceeds 20%. Environmental and technological trends in gas are further expected to entice customers to convert to gas as a substitute for electricity, crude derivatives and coal. We believe that gas has the potential to meet up to an estimated 5% of future national energy needs.

        The natural gas project.    Through Sasol Petroleum International, we have agreed with the government of Mozambique to undertake the development of its natural gas fields in the region of Temane. To this end, we have concluded a petroleum production agreement under which, in partnership with Companhia Moçambicana de Hidrocarbonetos, a subsidiary of Mozambique's national oil company, we are developing the reservoirs in Temane and Pande and constructing the main natural gas central processing facility. We have also concluded a production sharing agreement which grants us exploration rights to defined areas surrounding the Temane and Pande reservoirs.

        Furthermore, the government of Mozambique has granted us the right to construct and operate a gas transmission pipeline for the transportation of gas from Mozambique to South Africa. The governments of South Africa and Mozambique have the option to collectively acquire 50% of the shares in the pipeline company which is currently a wholly owned Sasol subsidiary, at a negotiated price to be determined at the date they exercise the option. The South African Government's option is due to lapse three months from the date we submit reserve reports which either contain the results of the exploration and development work we are due to undertake during calendar year 2006 or confirm that there are sufficient proven reserves to ensure adequate supply to the South African natural gas market, at a potential rate of 120 million gigajoules per annum, for twenty five years.

        The project proceeds according to schedule and comprises eight main objectives:

  •
  continued exploration in and around the Temane and Pande fields and the development of the gas extraction infrastructure;

  •
  the development of the central processing facilities at Temane to clean and dry gas;

  •
  the construction of the cross-border transmission pipeline between Temane and Secunda;

  •
  the connection of the pipeline into the Sasol Gas network at Secunda;

  •
  the conversion of the Sasol Infrachem coal-based process at Sasolburg to use natural gas as its hydrocarbon feedstock;

  •
  the conversion of the Gauteng gas network and customers to natural gas to replace the gas currently being derived from coal;

  •
  the expansion of Secunda using natural gas as a supplementary feedstock to enable an initial 3% increase in Sasol Synfuels' gas throughput; and

  •
  the further development of third-party gas markets in South Africa.

        Construction of the central processing facility near Vilanculos in Mozambique, where natural gas will be gathered from the wells, cleaned and compressed for delivery through the transmission pipeline, is expected to be completed in February 2004. In June 2002, we commenced construction of the transmission pipeline from Mozambique, which is planned to comprise 520 km in Mozambique and 345 km in South Africa, starting at the central processing facility and ending at Secunda, where it will be connected to our existing gas network. Pipeline construction exceeded the 80% mark at the end of August 2003. The pipeline is expected to reach Secunda before the end of calendar year 2003. For a discussion of the regulation of pipeline gas activities in South Africa see "—Regulation of gas-related activities in South Africa". We expect this part of the Mozambique natural gas project, including the construction of the main processing facility and pipeline and the conversion of our Sasolburg facilities and our existing pipeline network, to cost approximately US$1.2 billion.

        Based on our estimates, we believe that natural gas will be delivered to South Africa at an initial rate of 80 mGJ/a, which we expect to increase later to 120 mGJ/a. When natural gas becomes available in South Africa, we will convert our existing domestic gas network to natural gas to establish a gas baseload, a process similar to that completed in northern Europe in the late 1960s and early 1970s. We expect this conversion part of the Mozambique natural gas project to cost about R535 million and achieve immediate external sales of 37.6 mGJ/a of natural gas. We expected to initially convert more than 500 existing customers from hydrogen-rich gas, currently supplied from coal-based plants at Sasolburg, to natural gas from Mozambique. We also expect to achieve a further 8 mGJ/a growth by expanding the KwaZulu-Natal market, which we only recently penetrated in 1996.

        We expect the introduction of natural gas from Mozambique to coincide with the exhaustion of the reserves and the shutdown of the majority of our mining operations at the Sigma Mine at Sasolburg. We are in the process of transforming our coal gasification facilities at Sasolburg to natural gas refining, a project estimated to cost approximately R1.3 billion, as part of the Mozambique natural gas project. In addition, Sasol Synfuels and Sasol Technology are currently installing additional facilities at our Secunda plant to commence using natural gas as supplementary hydrocarbon feedstock from 2004. Initially, about 3% of Sasol Synfuels' feedstock will be derived from natural gas.

        Sulfur-free natural gas is cleaner than coal and offers more production flexibility. We believe that the supply of natural gas may help broaden Sasol Synfuels' product portfolio, strengthen its production flexibility and lower its overall output of sulfur-based emissions per unit of hydrocarbons converted. We expect this conversion project to lead to a substantial reduction of carbon dioxide, sulfur dioxide and nitrous oxide emissions at Sasolburg. We believe that odorous hydrogen sulfide emissions will be eliminated, solid waste will be halved and water consumption will drop by as much as 20% a day.

        The natural gas project is being conducted with due regard for social and environmental obligations and our requirement to complete construction according to the principles of sustainable development. We have taken prevailing international development guidelines and principles issued by various organizations into account, including the World Bank and the World Health Organization.

        The Petronet gas pipeline.    Petronet, a state owned-enterprise, is the owner and operator of a network of 3,000 km of high-pressure petroleum and gas pipelines. The Department of Minerals and Energy has initiated a study on petroleum pipeline capacity in South Africa. This study will evaluate the capacity of all pipelines, the refining capacity of all six refineries operating in the country and the prospects for future growth in the demand for fuels. The outcome of this study will determine when a new white product pipeline will be required in order to ensure sufficient supply of white petroleum products in the inland region. We believe that among the conclusions of this study could be a determination as to the timing and conditions under which Petronet may give us notice requiring us to convert the existing pipeline, which we are using to transport gas to KwaZulu-Natal, to a white petroleum product pipeline. In this case, a five-year notice period will apply and we will need to construct a new dedicated gas pipeline to supply gas to the Durban market. We are presently in discussions with Petronet to resolve this issue.

        Co-generation.    We are currently examining opportunities in the field of co-generation, the supply of both electricity and steam to utilities consumers, especially in the regions of Newcastle, Durban and Richards Bay. In view of the government's plans to privatize electricity generation activities and the on-going program of electrification of rural areas whereby about 250,000 households are being connected annually to the power grid, we believe that a co-generation project of this type should be able to achieve profitability in line with utility benchmarks.

        As part of our commitment to Black Economic Empowerment, Sasol Gas formed a new joint venture company, Spring Lights Gas, towards the end of the previous financial year. A Black Economic Empowerment company, Coal Energy and Power Resources, holds 51% of the shares and Sasol Gas the balance. Sasol Gas sold its business rights to market pipeline gas in the Durban South area of KwaZulu-Natal to this joint venture, which commenced operations in July 2002.

Sasol Olefins & Surfactants

        Our Sasol Olefins & Surfactants division manufactures and markets a diverse range of surfactants, surfactant intermediates, alcohols, monomers and inorganic specialty chemicals. This division includes our olefins and surfactants operations in South Africa and the international olefins and surfactants operations of Sasol Chemie. Its production activities are mainly located in the United States, Germany, Italy, the Netherlands and South Africa, with smaller operations in Dubai, Slovakia and China. Olefins & Surfactants' customers are distributed globally, with the majority of sales in Europe and the United States.

        In 2003, Sasol Olefins & Surfactants had external turnover of R19.5 billion, representing 30% of our total segment turnover.

        In September 2002, we acquired the remaining share capital of Condea Nanjing Chemical, which operates a surfactant facility at Nanjing, China, and renamed it Sasol (China) Chemical Company Limited. We believe that this acquisition provides a basis to benefit from China's fast-growing surfactant-consuming industries. In 2003 we also acquired full ownership of the surfactant facility close to Bratislava in Slovakia which we expect to provide us with access to the fast developing markets of Eastern Europe.

        The division's global customer base is served from an international sales offices network. In addition to our headquarters in Johannesburg and our Sasol Olefins & Surfactants headquarters in Bad Homburg, Germany, we have an established network of sales offices in various regions, including among others, in China, Japan and Singapore to serve the Asian markets, in the United States and in a number of countries in Europe, including in Italy, Germany, France and the United Kingdom with smaller offices in Belgium, Slovakia, Poland and Spain.

        Sasol Olefins & Surfactants consists of five global business units:

  •
  Alkylates;

  •
  Alcohols;

  •
  Surfactants;

  •
  Inorganic Specialties; and

  •
  Monomers.

        Alkylates.    The main products of the Alkylates business unit are paraffins, olefins, including poly-internal olefins, and linear alkylbenzene (LAB).

        LAB is the feedstock for the manufacture of linear alkylbenzene sulfonate (LAS), an essential surfactant ingredient for the detergents industry. Paraffins (n-paraffins) and n-olefins are produced mainly as feedstock for the production of LAB, oxo-alcohols and paraffin sulphonates and are used internally by Olefins & Surfactants as well as by other manufacturers. A significant proportion of this business unit's products are used for the production of alcohols and surfactants.

        The Alkylates business unit is currently facing overcapacity in the international linear alkylbenzene (LAB) industry. We expect this overcapacity to increase as new capacity is brought on line in Asia over the next few years. Our low capacity utilization led to a decision towards year-end to idle the LAB facility at Porto Torres in Italy. We made significant efforts to improve the efficiency of our Italian and United States alkylate facilities. Among other consequences, this led to a 30% reduction in the workforce of the LAB plant at Baltimore in the United States.

        Based on our knowledge of the industry and publicly available information, we believe that the Alkylates business unit is one of the leading global producers of paraffins and one of the world's two major suppliers of LAB. The main competitors for various products of our Alkylates business unit include ExxonMobil, Shell and Petresa in the n-paraffins market and Huntsman, Petresa and ISU in the LAB market.

        Alcohols.    The Alcohols business unit produces a diversified portfolio of linear and semi-linear alcohols of carbon range between C6 and C22+, mono-branched oxo-alcohols and defined mono-branched Guerbet™ alcohols, tailor-made blends and single fractions. The diversity of this product portfolio is supported by the wide range of raw materials and manufacturing facilities used, and technologies applied. In particular, the access to petrochemical oleochemical and, coal-based raw materials allows flexibility in meeting customer demand for tailor-made products. This flexibility, combined with the ability to ship our products from various advantageous locations, provides a competitive advantage.

        This business unit is a leading supplier of carbon range C6+ alcohols to the chemical industry. Alcohols products are used in a wide range of applications, including metalworking compounds, flavors and fragrances, personal care products, cosmetics, plastic additives, detergents and cleaners. Based on our knowledge of the industry and publicly available information, we believe that the alcohols business unit is one of the world's biggest supplier of carbon range C6+ linear and semi-linear alcohols. A significant part of the alcohols production is consumed internally in our Olefins & Surfactants value chain to produce surfactants and specialty plasticisers.

        The new R950 million alcohol plant commissioned at Secunda in 2002 produces carbon range C12 and C15 alcohols from Fischer-Tropsch-derived alpha olefins for supply to international customers.

        Surfactants.    The Sasol Surfactants business unit operates a complete product line in all categories of surfactants, mostly nonionic and anionic surfactants. In addition, the Sasol Surfactants business unit produces major surfactant raw materials including alkylphenols, alkanolamines and ethylene oxide.

        Surfactants are used in a wide variety of applications, including detergents and cleaners, personal care, plastics, textiles, leather, agricultural chemistry, metal processing, food industry, pharmaceuticals and many others. Based on our knowledge of the industry and publicly available information, we believe that the surfactants business unit is one of the world's three biggest suppliers of surfactants, its major competitors being Huntsman and Cognis.

        Inorganic Specialties.    This business unit produces mainly alumina products. Alumina is used in a broad range of applications, including catalyst supports, raw materials for ceramics, coatings and polymer additives. This business unit also produces zeolites, which are used as softening components in detergents.

        Monomers.    The Monomers business unit of the Sasol Olefins & Surfactants division has two main activities, producing alpha-olefin co-monomers in South Africa and ethylene in the United States.

        The alpha olefin co-monomers, 1-pentene, 1-hexene and 1-octene are manufactured at facilities in Secunda as an integral part of our synfuels process. Most of these co-monomers are sold to third parties for use in the manufacture of polymers (plastics) called linear low-density and high-density polyethylene, which end up in applications such as shrink-wrap film, woven plastic bags and refuse bags. Ethylene is produced at our ethane-based ethylene cracker in the United States.

        The following table summarizes the production capacity of Sasol Olefins & Surfactants for each of its main product areas.

Sasol Olefins & Surfactants
Production Capacity

Product	Facilities Location	Production capacity (Ktpa)
C5-C8 alpha olefins	South Africa	225
Ethylene	United States	455
C6+ Alcohol	United States, Europe, South Africa	600
Inorganics	United States, Europe	170
Paraffins and Olefins	United States, Europe	800
LAB	United States, Europe	550
Surfactants	United States, Europe, Asia	1,000

        These production facilities are located in Secunda in South Africa, Lake Charles and Baltimore in the United States, Brunsbüttel, Marl and Witten in Germany, Delden in the Netherlands, Augusta, Terranova, Sarroch, Crotone and Porte Torres in Italy, Dubai, Novaky in Slovakia and Nanjing in China.

        Following the acquisition of the former Condea chemical operations in 2001, we launched a number of initiatives aiming to reduce the cost of externally sourced goods and services (NetGain initiative), improve efficiency and reduce costs. The nominal cash cost was reduced by 5% from 2002 with a further

4% nominal improvement budgeted for 2004. Substantial improvements were also achieved on variable costs with further improvements still expected over the next two years from the NetGain initiative.

        Sasol North America has completed the project for the elimination of the on-site use of chlorine and the production of by-product hydrochloric acid at the Baltimore LAB facility. The project to relocate the research and development (R&D) facilities from a stand-alone location at Austin, Texas to the production site at Lake Charles was approved by our Board of directors. This project will improve the interaction between operations and research personnel and reduce R&D costs.

        Sasol Italy has completed the projects to improve the on-site storage and shipping of feedstocks and final products at Augusta. Two new plants are under construction for the production of dearomatised hydrocarbons at Sarroch and for the production of precipitated aluminas at Crotone.

        A project for upgrading the esterification facilities at Witten in Germany was completed. It is expected to improve production efficiency and provide additional capacity. We also acquired a share in the ARG ethylene pipeline in the Ruhr area.

        In South Africa, we implemented a shared-services project to integrate and streamline the regional activities of Sasol Solvents and Sasol Olefins & Surfactants. This initiative is resulting in more efficient services being provided to both divisions. An R870 million project was approved for the construction of our second 1-octene train at Secunda. This train will also have a 48 Ktpa capacity and should be completed before the end of 2004.

  Sasol Polymers

        Sasol Polymers focuses on the production of ethylene and propylene monomers, polypropylene, polyethylene and polyvinylchloride polymers and other chemical products through its respective businesses with operations located in South Africa and Malaysia. In South Africa, Sasol Polymers has its major manufacturing plants at Sasolburg and Secunda. In addition, it participates in three joint ventures, Optimal Olefins and Petlin in Malaysia and Wesco China Limited in China.

        During 2003, Sasol Polymers achieved external turnover of R6.2 billion, representing 10% of our total segment turnover.

        The division has retained a sharp focus on continuous improvement. Since 1995 per-capita productivity (tons of total production per employee) has risen by a total of 315% in eight years. Cash fixed costs per ton in real terms have dropped by 41% over the same eight years.

        Monomers.    The Monomers business unit of the Polymers division supplies feedstock to its polypropylene, polythene and vinyls business units and to Dow South Africa. Sasol Polymers extracts the ethylene and propylene feedstocks from feedstreams produced in our Fischer-Tropsch process at Secunda. The ethylene production capacity is 480 Ktpa and includes facilities for ethane cracking in both Secunda and Sasolburg.

        Ethylene production fell below target during the year because of the extended shutdown at Secunda (see—"Sasol Synfuels"). This loss in production was matched by a reduction in demand when a major external customer experienced production difficulties.

        The propylene extraction facilities comprise three splitter columns at Secunda with a total capacity of 540 Ktpa (350 Ktpa polymer and 190 Ktpa chemical-grade). The propylene plants had a stable period in 2003 with production maintained slightly above target. We supply approximately 160 Ktpa of ethylene and 100 Ktpa of propylene to Dow South Africa for its high-density polyethylene (HDPE) and polypropylene plants at Sasolburg.

        Polypropylene.    The Polypropylene business unit manufactures and markets homopolymers as well as random and impact copolymers. The polypropylene plant technology is licensed from Novolen Technology of Germany and has a production capacity of 220 Ktpa. About 52% of the production is supplied to customers in South Africa. The remainder is sold in more than 30 countries in the Far East, Africa and South America.

        Polyethylene.    The Polyethylene business unit is a long-established producer and marketer of low-density polyethylene (LDPE) and linear low-density polyethylene (LLDPE) for a broad spectrum of customers in the South African plastics conversion industry. It is the country's sole producer of these products and has a market share of more than 75%. The polyethylene business achieved 199 Kt of total production despite ethylene supply constraints.

        The 100 Ktpa LDPE plant at Sasolburg uses high-pressure autoclave technology licensed originally from ICI of the United Kingdom. The 110 Ktpa LLDPE plant uses gas-phase technology licensed from Union Carbide (now The Dow Chemical Company). The plant has been upgraded to produce 1-butene and 1-hexene grades.

        Vinyls.    The Vinyls business unit produces suspension polyvinyl chloride (PVC) resins, dry blends and compounds. Its fully integrated vinyl chloride monomer (VCM) and PVC production chain is situated at Sasolburg. Ethylene and chlorine are sourced from within Sasol Polymers. It uses technology licensed from European-based VinTec and European Vinyls Corporation (EVC) for VCM and PVC, respectively. The current PVC nameplate capacity is 160 Ktpa. The Vinyls business is in the process of upgrading its VCM and PVC plants to increase PVC production by at least 40 Ktpa during 2005. This business unit supplies more than 95% of the South African resin market as well as exporting to markets in Africa and the Far East.

        The Vinyls business unit at Sasolburg was forced to reduce PVC production for a few weeks when the upstream chlorine plant was shut down to enable the replacement of ageing membrane cells. Local PVC sales were 2% higher than in the previous year, mainly due to continuing development of infrastructure in South Africa.

        In line with the ongoing drive to strengthen core and dispose of non-core businesses, the remaining downstream Vynide business was sold. In addition, the Vinyls business unit's PVC compounding operations are to be streamlined and consolidated at Sasolburg and the Durban factory will be closed at the end of 2003.

        Chemicals.    The Chemicals business unit operates plants at Sasolburg producing chlor-alkali chemicals, cyanide and organic peroxides. The latter is produced in a joint venture with Degussa.

        The Chemicals business unit operates a 150 Ktpa chlorine plant and supplies some 72% of its chlorine production to the Vinyls business unit. The balance is beneficiated into hydrochloric acid, perchloroethylene and calcium chloride. We sell 133 Ktpa of diaphragm- and membrane-grade caustic soda to South African customers in the pulp and paper, minerals beneficiation and soap and detergent industries.

        The Chemicals business is South Africa's sole manufacturer of sodium and calcium cyanide solution with a production capacity of 40 Ktpa, which is sold to local gold producers. Demand for cyanide is anticipated to shrink in the longer term in line with South Africa's reduced extraction and refining of gold ore.

Sasol Polymers
Production Capacity(1)

Product	Production capacity (Ktpa)
Ethylene	480
Propylene	540
Polypropylene	220
LDPE	100
LLDPE	110
PVC	160
Chlorine	150
Cyanide	40

(1)
Excluding capacity of joint venture facilities. All of these facilities are located in South Africa.

        Investments.    As additional ethylene and propylene feedstock is expected to become available during the 2005 and 2006 financial years, resulting from our unleaded petrol and polymers project, Sasol Polymers is investigating increasing its South African output of both polyethylene and polypropylene by a total of 480 Ktpa at its Sasolburg and Secunda operations. For more information on our Synfuels unleaded petrol and polymers project see above "—Sasol Synfuels".

        At the Sasolburg Midland site, we intend to develop a new 220 Ktpa LDPE plant incorporating licensed ExxonMobil process technology and to downscale production at the long-serving Poly 1 LDPE plant from 100 Ktpa to 20 Ktpa. We also intend to increase LLDPE production from 110 Ktpa to 150 Ktpa. At the Secunda site, we intend to develop a new 300 Ktpa polypropylene plant based on licensed process technology from BP.

        Sasol Polymers International.    Sasol Polymers International's growth strategy focuses on Africa and the Indian Ocean Rim. To support its objectives in the latter region, it has established three joint ventures, Optimal Olefins and Petlin in Malaysia and Wesco China Limited in China.

        Optimal Olefins operates a 600 Kt per year ethane/propane cracker at Kertih, on the east coast of Malaysia. The company is a joint venture between Petronas of Malaysia (64%), The Dow Chemical Company (24%) and Sasol Polymers (12%). The cracker principally produces 600 Ktpa of ethylene and 90 Ktpa of propylene. The monomers are sold to captive downstream customers, including Petlin, in the same petrochemical production complex at Kertih. Petlin operates a 255 Ktpa LDPE production plant.

        Petlin is a joint venture between Sasol Polymers (40%), Petronas (40%) and SABIC EuroPetrochemicals, formerly DSM (20%). This plant has a capacity of 255 Ktpa and, on the basis of our knowledge of the industry and publicly available information, we believe that it is one of the worlds largest of its type. It commenced production in September 2002 and its production is primarily destined for the Southeast Asian and Chinese markets. These plants have overcome the start-up problems experienced during the first half of the year and are now producing at capacity.

        Sasol Polymers International holds a 25% stake in Wesco China, a distributor of polymer products mainly to customers in Southern China and Taiwan. Wesco operates a polymer warehouse and bagging plant, a compounding plant and a recycling plant in the Guangdong province in China. The company handles more than 150 Ktpa of polymers and has distributed Sasol Polymers' polypropylene in China since 1990.

        Sasol Polymers Germany, a subsidiary of Sasol Polymers International, has entered into a 50:50 joint venture with the National Petrochemical Company of Iran to construct and operate an integrated ethylene and polyethylene production facility in Iran. The joint venture, Arya Sasol Polymer Company, comprises a 1,000 Ktpa ethane cracker and two 300 Ktpa polyethylene plants (one for producing LDPE and one for

HDPE. Construction of the production facility has commenced. The cracker is expected to come on stream towards the end of 2004 and the two polyethylene plants during 2005.

        Markets and competition.    Sasol Polymers' major focus is on the Southern African polymers market, from which it derives more than 80% of its turnover. As the sole producer of LDPE, LLDPE and PVC in South Africa, it holds the leading share in the local market. The main competitors in this market are Asian and Middle Eastern producers.

        Dow South Africa is the main competitor for our polypropylene business, producing 110 Ktpa. Sasol Polymers exports to neighboring countries in Southern and West Africa as well as the Far East and South America. Sales to these markets depend on the extent to which production capacity exceeds domestic market sales.

        In 2003, Sasol Polymers exported 104 Ktpa of polypropylene, 17 Ktpa of PVC, 6 Ktpa of polyethylene and 7 Kt of chemicals. Polypropylene accounts for by far the largest portion and geographical spread of Sasol Polymers' exports.

  Sasol Solvents

        Sasol Solvents primarily manufactures and markets globally a range of oxygenated solvents to various industries. In 2003, Sasol Solvents achieved a global external turnover of R6.0 billion, which represents 9% of our total segment turnover.

        Products and activities.    A significant part of Sasol Solvents' portfolio of products can be classified as oxygenates. These are used as solvents in the manufacturing of paints, inks, coatings, adhesives, pharmaceuticals, cosmetics, fragrances and other applications. In addition to their solvent applications, a number of these products serve as intermediates for the production of downstream chemicals. We believe that the breadth of our product portfolio is a competitive advantage, compared to more limited portfolios of some of our competitors in the global solvents market.

Sasol Solvents
Production Capacity

Product	Facilities Location	Production capacity (Ktpa)
Ketones
Acetone	South Africa	160
MEK	South Africa, Germany	115
MIBK	South Africa	22
Glycol ethers
Butyl glycol ether	Germany	70
Acetates
n-Propyl acetate	South Africa	9
Ethyl acetate	South Africa	50
Solvent blends	South Africa	50
Mixed alcohols	South Africa	350
Pure alcohols
Methanol (C1)	South Africa	140
Ethanol (C2)	South Africa, Germany	285
n-Propanol (C3)	South Africa	45
Isopropanol (C3)	Germany	210
n-Butanol(C4)	South Africa	150
Other	South Africa, Germany	70

        Sasol Solvents has a total production capacity of more than 1,500 Ktpa, at four sites in South Africa and three in Germany. The South African production facilities are located at Secunda in the Mpumalanga province and Germiston in the Gauteng province and at two separate locations in Sasolburg in the Free State province. Our German production facilities are located at Herne, Marl and Moers in the Ruhr area.

        The main portion of the division's South African product is derived as a co-product of the synfuels process at our Synthol reactors in Secunda. A significant part of the division's products are synthesized from ethylene, propylene and butene feedstocks. This process is used in the production of ethanol, isopropanol and methyl ethyl ketone (MEK) at the German plants.

        Some of the products also result from the downstream conversion of the primary chemicals to higher value-added derivatives. Examples of these products include the production of:

  •
  methyl isobutyl ketone (MiBK) from acetone;

  •
  ethyl acetate synthesized from ethanol;

  •
  propyl acetate synthesized from propanol and acetic acid; and

  •
  the future production of ethyl and butyl acrylates from acrylic acid and the corresponding alcohols.

        In addition, Sasol Solvents produces ethylene glycol butyl ether from butanol and ethylene oxide in Germany. Ethylene oxide is sourced internally from our Sasol Olefins & Surfactants division. Butanol became available from our new R1.2 billion butanol plant at Sasolburg commissioned in February 2003, with a production capacity of 150 Ktpa of n-Butanol and 15 Ktpa of iso-Butanol. The associated facility for acrylic acid, glacial acrylic acid, ethyl acrylate and butyl acrylate production, to be undertaken in joint venture with Mitsubishi Chemical Corporation of Japan, is scheduled to start production in the first half of 2004. Mitsubishi Chemical is licensing proprietary technology for both investments.

        Closer collaboration of Sasol Solvents with Sasol Olefins & Surfactants in Europe, the US and South Africa has yielded operational synergy. By sharing services, these two divisions can reduce their operating costs.

        Markets and competition.    In 2003, Sasol Solvents sold approximately 1.25 Mt of products worldwide, approximately 90% of which were sold in the European, South African, Asia-Pacific and Middle Eastern markets. Sasol Solvents markets its products globally and manages its global business from its central offices in Johannesburg and Hamburg. It also operates thirteen regional sales offices and seven storage hubs in South Africa, Asia-Pacific, the Middle East, the United States and Europe.

        Sasol Solvents holds significant market shares in the global markets for a number of products, amongst which n-propanol, propyl acetate, MEK and iso-propanol are the most prominent.

        Sasol Solvents' competitors vary depending on the products and include a number of major international oil and chemical companies. In the market for ketones, its main competitors are ExxonMobil, Shell Chemicals and Ineos. In the alcohols market, its main competitors are BP Chemicals, Shell Chemicals, Dow, Celanese and Equistar. In the market for acetates and acids, its main competitors include Celanese and BP Chemicals, and in the mixed alcohols market, its main competitor is PetroSA.

  Sasol Wax

        Sasol Wax, our wholly owned wax division, produces and markets wax and wax-related products to commodity and specialty wax markets globally. It manufactures crude oil-derived paraffin waxes, as well as synthetic waxes produced on the basis of our Fischer-Tropsch technology. Sasol Wax has its head office in Hamburg and employs 1,152 people globally. In 2003, it had a global external turnover of R4.7 billion, representing 7% of our total segment turnover.

        Products and Activities.    The overall volume of products marketed amounts to 730 Ktpa per year of which 26% are products derived from the Fischer-Tropsch process. The main product portfolio includes paraffin waxes, both fully refined and semi-refined, produced and marketed in various grades, as well as Fischer-Tropsch-based synthetic waxes which include the Fischer-Tropsch-derived hard wax (melting point range 80°C and higher), the Fischer-Tropsch-derived medium wax (melting point range 30-80°C) and liquid paraffins in the carbon range C5 through C20. Various speciality blends of waxes are also produced and marketed. Sasol Wax continues to develop niche markets for higher-value specialty waxes, such as those used by the food, cosmetics, pharmaceutical, construction-board and adhesive industries. We recently increased sales of specialized liquid paraffins to the oil and gas exploration and production drilling industry. Demand for our liquid paraffins for environmentally preferred drilling fluids has been growing in the Gulf of Mexico following the introduction of more stringent US Environmental Protection Agency specifications for drilling fluids and other oilfield chemicals. We also recently acquired the ExxonMobil European wax emulsion business which has annual sales of about euro 30 million. This business produces about 100 Ktpa of wax emulsion at facilities in the UK, Austria, Norway, and Germany.

        The main productive assets of this division are located in Hamburg, Germany, in Sasolburg and Durban, in South Africa, in Pass Christian, Mississippi, and Oakland California, in the United States and in the Netherlands and China.

        Our plant in Hamburg has a production and blending capacity for paraffin wax of 300 Ktpa. It purchases slack wax feedstock from numerous lube-oil-producing refineries predominantly in Western Europe and from Eastern Europe and Africa. We initially de-oil slack waxes to fully or semi-refined quality and fully hydrogenate them. Subsequently, we blend them into various product blends. We market them either in liquid bulk or in solidified form. This operation has a trading activity of about 100 Ktpa.

        Our plant in Sasolburg operates Fischer-Tropsch-based technology for the production of synthetic waxes. It currently uses coal-derived syngas as feedstock, which we plan to change to natural gas-derived syngas, when Mozambique natural gas reaches our facilities in 2004. The production capacity of the wax plant in Sasolburg amounts to 240 Ktpa of Fischer-Tropsch-derived products, of which 70 Kt are hardwaxes, 80 Kt medium waxes, 30 Kt waxy oils and 60 Ktpa liquid paraffins.

        We own and operate a wax plant integrated in the Engen refinery in Durban, South Africa. This plant produces wax blends predominantly for the South African candle industry. We also operate a major candle factory located in Johannesburg with a capacity of up to 30 Kt per year, which represents approximately 70% of the South African candle industry market.

        In the United States, our wholly owned subsidiary Moore & Munger Inc., based in Shelton, Connecticut, is engaged predominantly in trading activities, both in Fischer-Tropsch-derived and paraffin waxes. Moore & Munger holds a 50% share in the Luxco Wax business based in Oakland, California, which operates a wax blending facility in Pass Christian, Mississippi with a capacity of up to 20 Ktpa. The total product manufactured and traded by Moore & Munger in the United States amounts to approximately 100 Ktpa.

Sasol Wax
Production Capacity

Product	Facilities Location	Production capacity (Ktpa)
Paraffin wax	Germany	300
FT Hard wax	South Africa	70
FT Medium wax	United States, South Africa	80
Waxy oils	South Africa	30
Liquid Paraffins	South Africa	60
Semi-refined paraffin wax	South Africa	30
Specialty wax blends	Germany, United States, Netherlands	80

        Markets and competition.    The division markets its products globally, but its main markets are in Europe and the United States. In both Europe and the United States, approximately 50% of paraffin waxes are sold to candle companies and the balance is sold to numerous industries, including rubber and tire, cosmetics, adhesives and surface coatings industries. Fischer-Tropsch-derived hard wax production is sold predominantly in the United States and Europe, and also in Asia. Fischer-Tropsch-derived medium waxes and paraffin waxes produced in South Africa are predominantly sold to the candle industry in South Africa.

        The overall world market for waxes is estimated at about 3,300 Ktpa and the main competitors in the market are the Chinese producers China Oil and Sinopec and Sasol Wax. In the specialty wax market, our Dutch subsidiary Paramelt competes with Honeywell's special products, Witco and the former Dussek Campbell, which now forms part of BP Special Products.

  Sasol Nitro

        Sasol Nitro, our nitrogenous products division,was formed from the merging of our Sasol Ammonia, Sasol Agri and Sasol Explosives divisions. Its production activities are mainly located in South Africa. The division focuses on supplying ammonia and its derivatives such as fertilizers and explosives to the South African market. It also exports some ammonium nitrate explosives and accessories. In 2003, Sasol Nitro's external turnover was R3.8 billion, representing 6% of our total segment turnover. In 2003 cash cost increases were contained below 5%. The division's full-order on-time customer-service measurement increased from 99.2% to 99.7%.

        The Sasol Nitro portfolio also includes our joint ventures, Sasol Southwest Energy and Sasol Roche Blasting Services, located in the US and Australia respectively. These two companies provide bulk explosives and down-the-hole services to the opencast mining industry.

        Main products.    The division's product portfolio includes:

  •
  ammonia;

  •
  ammonium nitrate solution;

  •
  high purity hydrogen;

  •
  phosphoric acid;

  •
  various grades of fertilizer;

  •
  explosives-grade ammonium nitrate;

  •
  various packaged explosives; and

  •
  explosive accessories, including electronic delay detonators.

        Production facilities.    The production facilities of Sasol Nitro are located in South Africa. Its 330 Ktpa ammonia plant in Sasolburg derives syngas from coal gasification. This process will change to use natural gas from Mozambique, once this becomes available in Sasolburg in 2004. In the year ahead the Sasolburg ammonia plant capacity will be increased by 36 Ktpa, a benefit that will also be complemented by process improvements aimed at enhancing energy efficiency. This plant can also produce high purity hydrogen that is sold to the oil and metal refining industry in South Africa. We also derive 330 Ktpa of ammonia as a by-product from coal gasification in Secunda.

        Sasol Nitro operates two nitric acid plants. The smaller 315 Ktpa unit in Sasolburg is linked to a downstream ammonium nitrate plant. The ammonium nitrate is processed in Sasolburg to produce low-density ammonium nitrate for use in the production of explosives. The 470 Ktpa nitric acid plant in Secunda supplies a downstream ammonium nitrate plant that is used in a 500 Kt per year fertilizer granulation plant that produces limestone ammonium nitrate (LAN) and various fertilizers containing nitrogen, phosphorus and potassium. Ammonium nitrate for industrial use is sourced from both sites.

        In Phalaborwa adjacent to the phosphoric rock mines of Foskor, Sasol Nitro operates a 325 Ktpa phosphoric acid plant. The rock is of igneous origin and therefore low in cadmium, which makes it highly suitable for industrial and food-grade applications. Phosphoric acid is exported to India, Japan and Europe and used within our Group for the production of fertilizer and sodium tri-poli-phosphate.

        Sasol Nitro also manufactures bulk, blended and packaged explosives at various sites close to major mining customers and a range of related accessories, including electronic detonators. We consider explosives accessories as a necessary complement to our explosives product packages. We have a South African joint venture with Dyno Nobel, to produce and market shock tube-based accessories.

Sasol Nitro
Production Capacity(1)

Product	Production capacity (Ktpa)
Ammonia	660
Sulfur	205
Granular Fertilizers	500
Liquid Fertilizers	200
Fertilizer Bulk Blending	905
Explosives	300
Phosphoric acid	325

(1)
All of these facilities are located in South Africa.

        Markets and competition.    Sasol Nitro focuses primarily on the Southern African market. Ammonium nitrate, phosphoric acid and electronic detonators are, however, sold into international markets. About half of the 660 Ktpa total ammonia product is used within the Group to produce ammonium nitrate- based fertilizers and explosives. The balance is sold to other fertilizer and explosives manufacturers and for industrial usage in chemical manufacture and mineral beneficiation.

        We are the only ammonia producer in South Africa (Chemical Economics Handbook—SRI International). Omnia and AECI are our two major customers and competitors in the downstream fertilizer and explosives markets. We have entered into market-related contractual arrangements with these customers. South Africa imports a very small part of its ammonia and all of its urea requirements. The South African explosives market is very competitive and prices are among the lowest worldwide.

        We export excess production of low-density ammonium nitrate prills to other countries of Southern Africa, Australia and South America and packaged explosives mainly to African countries. The market for explosives accessories in South Africa is significant, as large quantities of detonators are used in extensive mining activities. The main competitor in this market is African Explosives.

        Competition in South African markets for commercial explosives has led to sustained price-cutting and margin reduction within our explosives business. Sasol Nitro, has therefore, withdrawn from the emulsion cartridge business and subsequently agreed to toll-manufacture emulsion cartridges at Secunda for another major South African explosives company. We have diverted ammonium nitrate exports to higher-margin fertilizer markets in order to optimize our nitrogen value chain in South Africa. Discussions with potential buyers for our 50% stake in the Sasol Southwest Energy joint venture in the US are in progress. A decision was taken during the prior financial year to withdraw from our investment, Sasol DHB, in the US, which was effected on 31 December 2002.

Sasol Infrachem

        Sasol Infrachem produces syngas for downstream chemical beneficiation and hydrogen-rich industrial gas. As a supplier of on-site utilities, infrastructure and services, this division assists us at Sasolburg to grow through investments in new and expanded production capacity.

        Syngas production was limited to 53.7 million gigajoules (GJ) as a result of scheduled plant shutdowns. Although syngas production was 3.2% lower than the previous years 55.2 million GJ, when no shutdown occurred, this output was 1.9% higher than that of the previous shutdown year (2000).

        The R1,330 million project to convert Sasol Infrachem at Sasolburg from coal gasification to natural gas reforming is progressing to schedule. Once the autothermal gas reformers become operational during the second quarter of calendar year 2004, the division will decommission its coal gasifiers and sections of its Phenosolvan and Rectisol facilities. The commissioning of the new reformers is expected to enable Sasol Infrachem to increase syngas production which should permit other Sasolburg-based operations to use this feedstock for beneficiation.

        After converting to natural gas reforming, we expect our Sasolburg operations to improve air quality in the Vaal Triangle region by eliminating hydrogen sulfide emissions and substantially reducing emissions of particulates, nitrous oxides, sulfur dioxide and carbon dioxide. Raw water consumption is also expected to be reduced by about 20% a day.

Other Activities

  Gas-to-Liquids—Sasol Synfuels International

        Based in Johannesburg and formed in 1997, Sasol Synfuels International, our GTL technology marketing and support subsidiary, is responsible for developing and implementing international business ventures based on our Fischer-Tropsch synthesis technology. Sasol Synfuels International initiates and develops new ventures from project conception through to venture implementation. We expect that, in time, it will participate fully in the operation of those ventures and the marketing of their products after the commercial start-up.

        The Sasol SPD™ process.    Exploiting our long and extensive experience in the commercial application of Fischer-Tropsch technology, we have successfully developed a Fischer-Tropsch-based SPD process for converting natural gas into high-quality, environment-friendly diesel and other liquid hydrocarbons. The GTL process consists of three main steps, each one of which is commercially proven. These include:

  •
  the Haldor Topsøe reforming technology, which converts natural gas and oxygen into syngas;

  •
  our Slurry Phase Fischer-Tropsch reactor, which converts syngas into hydrocarbons; and

  •
  the ChevronTexaco Isocracking technology, which converts hydrocarbons into particular products, mainly diesel, naphtha and Liquified Petroleum Gas (LPG).

        Currently, we believe, based on our knowledge of the industry and publicly available information, that on a worldwide basis we have the most extensive experience in the application of Fischer Tropsch technology on a commercial scale, with Shell being the only other company with significant experience in this field. Given the increasing discovery of extensive natural gas resources, especially in remote regions, our Sasol SPD™ process can be applied with significant commercial and efficiency advantages in various parts of the world. Proven global natural gas resources are currently estimated to be an oil equivalent of more than 900 billion bbl. In addition, transportation of fuels in liquid form is easier and cheaper than transportation of gas. As a consequence, our technology has evoked interest from countries and companies with extensive natural gas reserves, as an appealing alternative for exploiting these reserves. In recent years, we have been actively promoting our Sasol SPD™ technology and are examining several projects, with a view to commencing its commercial application at the core of new GTL plants.

        The SPD process converts natural gas into diesel and other liquid hydrocarbons which are generally more environment-friendly and of higher quality and performance, compared to respective crude oil-derived products. In view of product specifications gradually becoming more stringent, especially with respect to emissions, we believe that the option of environment-friendly GTL fuels will become more appealing in time. However, the construction of GTL facilities and the production of GTL fuels require significant capital investments, at least during their initial stages, as is usually the case with the application of new technologies. GTL fuels can be used with optimized engines for best performance, although they can also be utilized with current compression ignition engines. We also expect that GTL diesel may be suitable as a cost-competitive blend stock for conventional diesels, thereby enabling diesel producers to improve the quality of their existing diesel formulations without investing substantially in sophisticated new plants and infrastructure. We anticipate the combined factors of GTL diesel's superior characteristics and the prevailing market conditions in developed economies will enable GTL products to initially command premium prices for either niche applications or as a blend stock for upgrading off-specification products.

        Sasol Technology is developing ways to reduce the capital and operating costs of future GTL plants in order to increase their efficiency and profitability. These programmes include the optimization of designs, the improved utilization of reactor systems and the ongoing advancement of specialized cobalt Fischer-Tropsch catalysts.

        The Sasol-Chevron joint venture.    As part of our strategy to exploit our Fischer-Tropsch technology and to develop and expand the GTL process, in June 1999, Sasol Synfuels International and ChevronTexaco, then Chevron Corp., agreed to create a global alliance to implement ventures based on GTL technology. We believe that there are considerable synergies between the two companies, which will enable the alliance to accelerate both the implementation of GTL ventures and the development of markets for the new products, to be produced from the ventures that are established in Nigeria and will be established elsewhere. We finalized and implemented our global joint venture in October 2000. We are currently investigating through Sasol-Chevron and Sasol Synfuels International the possibility of developing additional GTL plants in various regions, including Australasia, the Middle East and Trinidad and Tobago in the Caribbean.

        The Qatari GTL project.    We have an agreement with Qatar Petroleum, Qatar's state-owned energy company, in respect of the joint development of a GTL plant at Ras Laffan Industrial City in Qatar. We hold 49% in this venture, with Qatar Petroleum holding 51%, and we estimate the total cost of the project for both partners at approximately US$952 million (excluding financial charges), including site, pre-production and contingency costs. Through the joint venture with Qatar Petroleum, Sasol Synfuels International (SSI) has commenced project work for the construction of the GTL plant, known as Oryx, and a dedicated Sasol management team has been established in Qatar. In November 2002 we jointly appointed 15 banks as lead arrangers to provide the US$700 million non-recourse debt financing for the venture.

        The US$675 million lump-sum, turnkey EPC contract was awarded to the multinational, French-based engineering company, Technip-Coflexip, in December 2002. The EPC contract became effective in March 2003. Site work for the construction of a 33,000 bbl/d GTL plant will commence in October 2003 and we expect that the plant will be ready for the start-up before the end of calendar year 2005. Based on the current project schedule, product from Oryx will be in the marketplace from the first quarter of 2006.

        The Enhanced Gas Utilization project at Ras Laffan will clean and supply gas from Qatar's extensive reserves in North Field in the Arabian Gulf. Qatar's North Field has an extensive amount of proven gas reserves (between 500 tcf (trillion cubic feet) and 750 tcf, an oil equivalent of between 90 billion and 135 billion bbl). The option of expanding the Oryx GTL plant is under review and, additionally, Sasol Chevron is working with Qatar Petroleum to assess the potential for developing a large-scale, upstream, integrated GTL plant at Ras Laffan.

        The Escravos GTL project.    We are currently involved in the development by ChevronTexaco of a 34,000 barrels a day GTL project at Escravos in the Western Niger Delta of Nigeria, in collaboration with the Nigerian National Petroleum Company. The historical estimate of the aggregate capital expenditure for the project, net of fiscal incentives, is US$1.3 billion. The EPC portion of this project will be put out to bid later in 2003 and the capital cost of this project will be confirmed once the bids are received. The award of the EPC contract is planned for the second quarter of 2004. We are providing 50% risk-based financing of the aggregate capital expenditure of this venture and the Sasol-Chevron global joint venture has licensed the Sasol SPD™ process and agreed to provide technical and operating support for the project. The full-scale design of the Escravos GTL plant has commenced. This project is a major gas initiative and is expected to unlock significant environmental benefits by beneficiating, rather than flaring, the associated gas that accompanies crude oil production at Escravos. The project has invited the same group of EPC contractors who bid for Oryx GTL to submit bids. The EPC bidding process is progressing with a view to awarding the EPC contract before the end of the second quarter of calendar year 2004 and commissioning the plant during the third quarter of calendar year 2007.

        We believe that the operation of the GTL plants in Nigeria and Qatar will effectively demonstrate the successful commercial application of the Sasol SPD™ process outside South Africa.

        Iran's state-owned National Petrochemical Company has expressed interest in developing a GTL plant incorporating the Sasol SPD™ process. Iran has extensive offshore gas fields in the Arabian Gulf, some of which could be beneficiated into ultra-clean GTL diesel. We are currently conducting a feasibility study.

        Catalyst facility.    To support our plans to globally develop and exploit GTL technology, we finalized a co-investment agreement with Engelhard Corp. during 2002 to manufacture our proprietary advanced cobalt catalyst. Sasol Technology developed this cobalt catalyst for application in the Sasol Slurry Phase Distillate reactor to be featured in future GTL plants. In January 2002, we commissioned our 500 tons per year cobalt catalyst production facility at De Meern in the Netherlands. It has since been producing and stockpiling high-quality catalyst for our Nigerian and Qatari GTL plants.

  Petroleum Exploration and Production—Sasol Petroleum International

        Based in Johannesburg and founded in 1995, Sasol Petroleum International is responsible for our expanding international upstream interests in oil and gas exploration and production activities. Sasol Petroleum International also concentrates on high-potential areas in West and Southern Africa and invests in partnerships with international oil and gas companies. Sasol Petroleum International has its international office in London, where it is co-located with the offices of the Sasol-Chevron joint venture, and has responsibility for the West African exploration and production activities. Sasol Petroleum International's expenditure on exploration during 2003 was R120 million.

        Mozambique.    We signed landmark agreements in 2000 and 2001 with the government of Mozambique for the development of natural gas fields, including the construction of a pipeline for the South African gas market. Our 70:30 partnership of Sasol Petroleum Temane Limitada with Companhia Moçambicana de Hidrocarbonetos was granted rights by the government of Mozambique for the development, production and disposition of the reserves of petroleum located in the Pande and Temane field reservoirs in Mozambique. It is currently estimated that we have access to Mozambican gross gas reserves of about 3.2 trillion cubic feet (tcf), an oil equivalent of more than 500 million bbl. These reserves are estimated to provide a steady stream of gas over 25 years on the basis of projected production and consumption rates.

        Sasol's Temane and Pande production and exploration rights cover an area of 16,540 km2. The programme to develop 11 interlinked production wells in the Temane field commenced in April 2003 and will be completed before January 2004. The programme to develop additional production wells in the neighboring Pande field is likely to start during 2007. By this time it is expected that the gas pressure in the Temane wells will be similar to that of the Pande wells.

        In an effort to extend the projected lifespan of the current Temane and Pande gas reserves and to provide gas for higher production rates, Sasol Petroleum International continues to explore for additional reserves in the Temane and Pande region. Sasol Petroleum International intends to have drilled at least another three exploration wells before the end of calendar year 2003 and to drill further exploration wells during 2004.

        South Africa.    Sasol Petroleum International has maintained its interests in Block 3A/4A off South Africa's west coast, where it has a prospecting sub-lease agreement with the South African Petroleum Agency and the Ministry of Minerals and Energy. The agreement covers an area of 28,395 km2 in shallow Atlantic waters up to a depth of about 300 meters. The extensive data gathered from the three-dimensional seismic survey undertaken in November 2001 has since been evaluated and interpreted. We are currently seeking to form a joint-venture exploration partnership before committing to exploration drilling.

        Gabon.    In Gabon, Sasol Petroleum International holds a 27.75% interest in a partnership with Vaalco Gabon (28.07%), Panafrican Energy (31.36%), PetroEnergy Resources (2.34%), Energy Resources Japan (Etame) (2.98%) and the Government of Gabon (7.5%, following its decision to exercise its back-in rights) for the exploration, development, production and disposition of hydrocarbons in the Etame block. The partnership has been awarded a production license by the Gabonese government and the Etame oilfield is currently in production. Oil commenced flowing in September 2002 and has maintained a steady gross production rate of approximately 15,000 bbl per day. We are planning further exploration and expect to drill a further two appraisal wells during the next two years.

        Sasol Petroleum International holds a 22% stake in the Tolo and Otiti blocks in Gabon, while BHP Petroleum, the operator of the project, and Dallas-based Triton Energy hold the balance. Initial exploration in the Tolo and Otiti blocks was unsuccessful. On 18 June 2003, Sasol Petroleum International informed the operator that we would not continue exploring with the Otiti license. We intend to monitor the BHP Petroleum technical team's effort on documenting the remaining potential on the Tolo license and we will take a final decision later in the 2003 calendar year. Immediately south of the Etame oilfield, Sasol Petroleum International and its exploration partners have completed their initial seismic studies of the Dussafu block (formerly Phenix). Following primary seismic findings a production sharing agreement was signed with the Government of Gabon in May 2003. Sasol Petroleum International is the operator for the Dussafu venture and intends to complete an exploration drilling programme before June 2005.

        Equatorial Guinea.    In Equatorial Guinea, Sasol Petroleum International holds a 20% interest in Block H in the Rio Muni Basin along with Roc Oil of Australia and Atlas Petroleum International. The newly acquired seismic data is currently being evaluated and we expect that the first exploration well could be drilled as early as 2003. Through a seismic option agreement signed with Atlas for the participation in Blocks I and J in Equatorial Guinea, Sasol Petroleum International also has the option to acquire equity of up to 50% in these blocks and become the technical partner, upon completion of the seismic data review.

        We are working in partnership with Chevron Nigeria in conducting deepwater exploration for oil and gas. Government ratification of Sasol Petroleum International's entry into Block 214 with ExxonMobil, Chevron Nigeria, Nigerian National Petroleum Company and ConocoPhillips is imminent and the venture partners expect drilling to commence before the end of calendar year 2003.

  Research and Development—Sasol Technology

        Our subsidiary, Sasol Technology, acts as our technology partner to all our business units through launching and helping to sustain our growth initiatives. Sasol Technology aims to provide functionally driven support across geographic boundaries through its research and development, new business development, engineering and project management and information and logistics divisions within the Sasol Technology business unit.

        Our research and development functions.    Our central research and development division employs approximately 570 people in South Africa who focus on fundamental research, while our decentralized division consists of various areas focusing on applications. The phased expansion and modernization of the Sasolburg Research and Development (R&D) facilities is progressing with the first two of three phases completed. We also completed a R24 million expansion of the R&D laboratories and offices as part of this investment. We are undertaking an R&D expansion and modernization programme which aims to:

  •
  achieve infrastructure enhancement through enabling the future installation of new pilot-plants in order to expand operational efficiency and flexibility;

  •
  allow the relocation, upgrading and full integration of existing pilot plants;

  •
  install modern process control systems; and

  •
  improve the information generated.

        We initiated this programme after the completion of a comprehensive exercise to benchmark the structure, equipment and performance of our R&D facilities against those of other international organizations. The enhanced facilities will create the opportunity to commercialize new and improved petrochemical processes more effectively.

        The central research function has a full suite of state-of-the-art pilot plants to support both current and future technology being developed. This suite is currently being upgraded at a cost of approximately R250 million. The central research team has highly skilled employees, of whom approximately 70% have a university qualification and 85 employees hold a doctorate in chemistry or engineering.

        We also conduct our research activities through external alliances and research collaborations with over 100 research institutions, consortia and universities worldwide. In addition, strong emphasis is placed on training; at least 20 of our employees from South Africa are currently studying abroad in a continuing effort to ensure top level in-house research competency.

        Fundamental research activities.    Among our noteworthy research and development successes over the past decade is the development of the Slurry Phase and Advanced Synthol reactors, the development of the proprietary cobalt catalyst, the low temperature Fischer-Tropsch process, recarburized carbon, and ethylene trimerization.

        A significant part of our research focuses on supporting our coal-to-liquids and GTL technologies and associated products. This includes research on coal gasification and gasification products, syngas conversion through the application of Fischer-Tropsch and research relating to adding value to Fischer-Tropsch-derived products. Catalysis research includes the development of both iron- and cobalt-based proprietary Fischer-Tropsch catalysts and we have already commenced manufacture of our cobalt catalyst through a joint venture with Engelhard Corp. Through Sasol Technology, we have progressed in developing the second generation of our integrated Sasol SPD™ process to convert natural gas into a clean-burning synthetic fraction of diesel and other premium- grade products. In time, we plan to integrate some of the experience gained from operating the Nigerian and Qatari GTL plants which are under development into the new-generation Sasol SPD™ process. Sasol Technology is also investigating chemical expansion opportunities based on GTL plants. In particular, the fuel products of our GTL plants, including the Oryx plant, can be diverted towards the production of chemicals. As was the case with chemical production at Secunda, unique beneficiation technologies are being developed.

        A wax hydroprocessor was also commissioned in 2003 and has been linked to our established 100 bbl/d Fischer-Tropsch demonstration unit. It is being used to demonstrate catalyst performance and to produce, from mixed wax and light-hydrocarbons, a GTL diesel for testing.

        Our wide range of products requires extensive research on product work-up and beneficiation, including separation and purification processes and new product development. Carbon-based products and cresylic acids are among the cases in which we have adapted existing technology to meet our needs. The development of carbon-based products (recarburized carbon) from medium temperature gasification pitch, a product of Carbo-Tar, has already been successfully implemented on a commercial scale. Similarly, we have carried out work on cresylic acids, another gasification by-product, on behalf of our joint venture with Merisol, relating to purification of various associated products and also derivatizing and adding value to certain feedstreams.

        Over the years, we have developed a strong competency in purification in order to extract high value alpha olefins from Fischer-Tropsch products. This has helped us successfully develop purification processes for 1-pentene, 1-hexene, 1-heptene and 1-octene products, which allow us to apply them as co-monomers in polymers. Ongoing studies include those dedicated to the commercial viability of exploiting metathesis and other processes to convert odd-number alpha olefins (such as 1-pentene and 1-heptene) into even-numbered counterparts (such as 1-hexene and 1-octene), which are in far greater demand. Sasol Technology is also focused on improving hydroformylation as an alternative process for producing speciality alcohols from olefins. Sasol Technology has also been successful in further increasing the purities of hexene and octene co-monomers to enable their optimal application with new-generation polyolefin catalyst systems. In order to benefit from the projected demand growth in global markets for 1-hexene, we are investigating various potential production routes, including ethylene trimerization.

        Derivatization of Fischer-Tropsch derived feedstreams is also a high priority. To support this focus, we have developed our competency in homogenous catalysis. Our in-house skills were leveraged through a laboratory that we established at St. Andrews University in Scotland, which, when fully operational, will comprise 25 highly qualified scientists. The focus is currently on hydroformylation of olefins to produce a range of alcohols. We recently applied hydroformylation at a commercial scale to produce detergent range alcohols. Carbonylation of alpha olefins is another area where we are investigating homogenous catalysis. Other derivatization technologies include the use of oxidation of olefins and paraffins.

        Research focused on the reduction of our operations' environmental footprint includes water treatment and purification. In this regard, special attention is given to water utilization, given the location of some of our current and future plants in semi-arid areas. We follow an integrated approach toward optimization of current processes focusing, among others, on energy efficiency, emissions and water utilization. End of pipe solutions include technology such as microbial treatment processes and desalination technology, which has already been tested and implemented.

        We continue to focus on identifying and implementing new technologies, which can help reduce production cost. This includes research focusing on the application of catalytic distillation in various new and existing processes. Work is continuing within a consortium including Queen's University, Belfast, to investigate the potential use of ionic liquids as environmentally friendly solvents. We are also researching emerging technology relating to living polymerization through a consortium coordinated by Carnegie Mellon University in the United States.

        Renewable and alternative fuels are fast becoming important for future competitive strategies. Sasol Technology is investigating biodiesel and fuel cells. We are also experimenting with the formulation and performance of biodiesels derived from soya beans and select Sasol chemical feedstocks. We expect that Sasol will be able to produce high-quality biodiesels based on renewable resources for potential use as a future fuel blend stock.

        We have implemented techniques such as computational chemistry and have evaluated combinatorial chemistry, on a smaller scale, in order to improve productivity and speed up our technology development efforts.

        Applications research and development.    Our applications research and development activities are focused around four areas:

  •
  technical service;

  •
  analytical service;

  •
  plant support; and

  •
  new applications, products and processes.

        In addition to Sasol Technology research, 240 employees are involved in applications research, of which approximately 25% concentrate their efforts on developing new products and applications and 25% on customer support. The majority are involved in research and development on a part time basis. About 120 of these research personnel are located in Germany, approximately 52 in Italy and 56 in the United States and the remainder in the Netherlands and China.

        The key applications research and development product areas are:

  •
  alcohols and derivatives, based in Brunsbüttel, Germany and Lake Charles, United States;

  •
  surfactants and detergents, based in Italy, United States and Germany;

  •
  inorganic specialties, based in United States, Germany and Italy;

  •
  LABs, paraffins and olefins, based in United States and Italy;

  •
  Solvents, based in United States and Germany;

  •
  Sasol Oil R&D, based in Sasolburg;

  •
  Sasol Polymers Technical Support Group, based in Modderfontein, South Africa; and

  •
  fine chemicals, based in the Netherlands.

        Approximately 70% of our applications research division relates to specific customer-requested research, which illustrates our commitment to meeting our customers' changing requirements. We acquired this customer-driven research and development capability, especially in the areas of surfactants, inorganic specialties and LABs, through the Sasol Chemie acquisition. This complemented our existing applications research and development capabilities in South Africa, which primarily related to fuel applications and wax research, conducted in conjunction with Schümann Sasol in Germany. Following the integration of Sasol Chemie into our Group there is strong interaction between our South African research operations and those of Sasol Chemie.

  Merisol

        Merisol is a joint venture company formed in 1997 by the merger of Sasol Phenolics with the phenolics activities of Merichem Company, based in Houston, Texas. We and Merichem each own 50% of Merisol. Merisol has a strong presence in the global market for natural phenolics and cresylics with manufacturing facilities in Houston, Sasolburg and Oil City, Pennsylvania, and has manufacturing joint ventures with Sumitomo Chemicals in Oita, Japan and Sasolburg.

        Products and activities.    Natural phenolics are products related to phenol, which are derived as by-products of coal gasification, coal carbonization and certain petroleum refining processes and are recovered for purification and separation. Merisol manufactures the pure products, phenol, ortho-cresol, meta-cresol and para-cresol, and a diverse range of blended products, consisting of mixtures of phenol, cresols, xylenols and other phenol derivatives. These blends are known collectively as cresylic acids. Both the Sasolburg and Houston plants produce phenol and ortho-cresol and cresylic acids. The Houston plant uses proprietary separation technologies to produce high-purity meta-cresol and para-cresol and pure meta-cresol and para-cresol, making Merisol one of the few producers of all of these products in the world.

        Merisol's Sasolburg plant uses feedstock from our coal gasification activities at Secunda and Sasolburg. At Houston, Merisol uses a more diverse feedstock mix from coal gasification and coal carbonization. Petroleum refining sources are declining in significance as refining practices in the United

States change due to environmental regulations. Merisol also transfers semi-refined feedstock from Sasolburg to Houston.

        Merisol has an interest in the production of synthetic, as opposed to natural, meta-cresol and para-cresol through a 50:50 manufacturing joint venture with Sumitomo Chemicals. This relationship also includes a 20:80 joint venture (Merisol being 20%) for the production in Sasolburg of ortho-cresol novolac, a precursor to high-performance epoxy resins used for encapsulating memory and processor chips. Merisol is the supplier of ortho-cresol feedstock to this plant.

        Merisol owns a butylation plant at Oil City, Pennsylvania, producing di-butyl para-cresol (BHT), meta-cresol and mono-butyl meta-cresol (MBMC) from meta-cresol, para-cresol and pure para-cresol feedstocks made by Merisol at its Houston plant.

Merisol
Production Capacity

Products	Facilities location	Production capacity (Ktpa)
Phenol	South Africa, United States	45
Ortho-cresol	South Africa, United States	15
Meta-cresol and para-cresol	United States	16
Pure meta para-cresol	United States	30
Cresylic acids and xylenols	South Africa, United States	28
High-boiling tar acids	United States	4
Butylated products (BHT and MBMC)	United States	13

        In 2003, the company's performance was negatively affected by plant shutdowns for maintenance and process improvements at the Houston and Winnie sites in Texas, USA. The Winnie meta/para-cresol separation unit was debottlenecked to increase capacity by 10%. Growth in demand for meta-cresol was strong. In response to higher demand, the Oil City monobutyl meta-cresol plant was converted to produce additional volumes of meta-cresol.

        Plant availability at Sasolburg was maintained at 99% and yields improved further. Merisol's South African joint venture with Sumitomo at Sasolburg completed its first full financial year by producing high-quality ortho-cresol novalac on specification and to planned production rate.

        Merisol is about to commence a US$40 million project to expand and improve feedstock recovery and processing operations. This investment will include a new Sasolburg plant to refine additional volumes of Secunda crude tar acids to compensate for the loss of Sasolburg feedstock once Sasol Infrachem converts to natural gas. The Houston operations will be upgraded to optimize production capabilities. The project will be completed in the first half of calendar year 2005.

        Markets and competition.    Merisol markets its products worldwide through sales offices in the United Kingdom, Hong Kong, the United States and in Johannesburg. Markets are served from product inventories held in Rotterdam, for the European market, in Houston, for the US market and in Taiwan and Sasolburg for most other markets.

        The pure products, phenol, ortho-cresol, meta-cresol and para-cresol are sold in competition with synthetically produced equivalents. In the phenol market, Merisol is relatively small in the global market, but strong in the South African market and in selected niche markets elsewhere.

        In cresols and cresylic acids, Merisol supplies major shares of the global markets for:

  •
  ortho-cresol, where the main competitors include General Electric, Bayer, Nippon Steel Chemicals, Rütgers-Chemicals and Deza;

  •
  meta-cresol, where the main competitors include Bayer, Honshu Chemical and Sumitomo Chemicals;

  •
  para-cresol, where the main competitors include Degussa, Konan Chemical and various Chinese producers;

  •
  high-purity meta-cresol and para-cresol, where the main competitors include Mitsui Chemicals, Bayer and Sumitomo Chemicals; and

  •
  wire enamel solvents where the main competitors are Rütgers-Chemicals, Deza, Sumikin Chemcal and Mitsui Chemicals. Substitutes for certain cresylic acid based wire enamel solvents are also becoming available to the market.

        Merisol derives about 87% of its turnover from the United States, European and the Far East markets and the balance from other regions.

  African Amines

        African Amines is a 50:50 joint venture of Sasol and Air Products. It manufactures, purchases and sells alkylamines, principally for use in explosives, water-treatment chemicals and agricultural chemicals. Its products range includes:

  •
  Mono-methylamine;

  •
  Di-methylamine;

  •
  Mono-ethylamine; and

  •
  Iso-propylamine.

        African Amines has production facilities in Newcastle, KwaZulu-Natal, in South Africa. This location makes African Amines an efficient and cost-effective supplier to markets in Australasia, South America, Asia-Pacific regions, the Indian Subcontinent and the Middle East. African Amines tends to be less competitive in the main ports of Europe and the United States due to the density of local producers serving those markets.

Legal Proceedings

        We are party to legal proceedings in the ordinary course of business and we do not believe that there are any pending legal proceedings which could have a material adverse effect on our business, operating results or financial condition.

        The EDC pipeline litigation.    Under a 1984 agreement, Conoco owned, operated, and maintained a pipeline, running from the Conoco Refinery to a VCM plant in Westlake, Louisiana, formerly operated by Vista Chemical Company, subsequently renamed CONDEA Vista Company and now Sasol North America Inc. (Sasol NA), a wholly owned subsidiary of ours following the acquisition of Condea. This pipeline was used to transport ethylene dichloride (EDC) from the Conoco Refinery docks to the VCM plant. In March 1994, Conoco discovered a rupture of the pipeline.

        Conoco undertook, at its expense, a clean-up of the 1994 EDC spill and, for this purpose, hired a number of remediation contractors. Beginning in 1995, employees of Conoco's contractors who were present on site during the clean-up, including employees of remediation contractors, filed a number of lawsuits against Conoco and Sasol NA seeking compensatory and punitive damages for personal injuries resulting from alleged EDC exposures.

        Defending and settling these lawsuits has cost Sasol NA over US$60 million, most of which has been reimbursed by insurance carriers or RWE-DEA under the agreement for the acquisition of Sasol Chemie.

Most of the settlements and legal fees were paid before 30 June 2002 and are reflected in our financial statements for the financial year ended 30 June 2002.

        In respect of the lawsuits (about 40 plaintiffs) that had been filed as of 1 January 2002 and remain unresolved following the settlements, Conoco and Sasol NA have capped their remaining joint liability at a total amount of approximately US$100,000. However, two new class action lawsuits and six individual lawsuits were filed in the last half of calendar year 2002 by a law firm not involved in the earlier settlements. The number of plaintiffs represented in lawsuits pending as of 1 January 2003 total approximately 389. As of 21 July 2003, 376 of the 389 cases had been settled at a total cost to Sasol NA of US$2.9 million. Sasol NA had established a reserve of US$3 million in early 2003 for the new legal cases. Sasol NA's liability for the remaining 13 plaintiffs in this 2003 round of settlements is capped at US$100,000. Additional lawsuits could be filed in the future, although we believe that the possibility of additional lawsuits being filed diminishes over time.

        EDC pipeline insurance litigation.    The insurance companies providing primary coverage for Sasol NA's Westlake facilities in 1994, when the pipeline incident occurred, provided Sasol NA with liability insurance protection capped at US$50 million in excess of Sasol NA's US$5 million self-insured retention for each occurrence. In September 1998, Sasol NA filed a lawsuit before a Louisiana state court against the primary insurers for the coverage for the EDC pipeline litigation, including both compensatory damages for personal injury damage and punitive damages.

        As a result of mediation concluded in May 2001, the parties reached a final settlement under which Sasol NA received a substantial amount of coverage for costs incurred in connection with the EDC pipeline litigation which amount was paid in full by April 2002. Sasol NA is seeking a small amount of additional coverage from its first layer of excess coverage and is evaluating further coverage opportunities.

Regulation

        The majority of our operations are based in South Africa, but we also operate in 23 other countries throughout the world. In South Africa, we operate coal mines and a number of plants and facilities for the storage, processing and transportation of raw materials, products and wastes related to coal, oil, chemicals, and gas. These facilities and the respective operations are subject to various laws and regulations that may become more stringent and may, in some cases, affect our business, operating results, cash flows and financial condition.

Regulation of Mining Activities in South Africa

        The Minerals Act.    In South Africa, mineral rights, encompassing the right to prospect and mine, are held either privately or by the government of South Africa. Ownership of private mineral rights is held through title deeds and constitutes real rights in land, which are enforceable against any third party. Prospecting and mining are regulated by the Minerals Act and South African common law. The Minerals Act regulates the prospecting for and the optimal exploitation, processing and utilization of minerals, in addition to imposing reclamation requirements on prospecting and mining operations. The Act requires anyone undertaking prospecting or mining operations to compile an environmental management program and to provide for the environmental impact of the proposed prospecting or mining activities. This program must be approved by the relevant Director of Mineral Development. The Minerals Act is to be repealed by the Mineral and Petroleum Resources Development Act.

        Currently, we hold all the coal rights for the properties for which we have mining authorizations except for small tracts of land at Secunda, which are owned by the government of South Africa and for which we have obtained the government's consent to mine in consideration for the payment of a royalty per ton of coal mined from those properties.

  The Mineral and Petroleum Resources Development Act

        The Mineral and Petroleum Resources Development Act, intended to replace the Minerals Act, was signed by the president of the Republic of South Africa on 3 October 2002. Its particular provisions will come into force on dates to be specified by the President. The fundamental principle of the Act is the recognition that mineral resources are the common heritage of all South Africans and belong to all the people of South Africa. The Act vests the right to prospect and mine, including the right to grant prospecting and mining rights on behalf of the nation, in the state, to be administered by the government of South Africa. Thus, the state is the guardian of all mineral rights and has the right to exercise full and permanent custodianship over mineral resources.

        The Act imposes significantly more stringent environmental obligations on mining activities than the Minerals Act. However, it contains transitional arrangements for existing operations. Under these transitional provisions, the environmental provisions of the Minerals Act will continue in force, as the Department of Minerals and Energy introduces the more stringent requirements of the Mineral and Petroleum Resources Development Act.

        The Mineral and Petroleum Resources Development Act adopts the environmental management principles and environmental impact assessment provisions of the National Environmental Management Act. The Mineral and Petroleum Resources Development Act addresses the allocation of responsibilities for environmental damage, pollution and degradation and imposes rehabilitation obligations. It significantly extends the scope of liability of directors who may be jointly and severally liable for any unacceptable negative impact on the environment, advertently or inadvertently caused by the company. It also allows the state to take remedial action and claim costs. It maintains the requirement for an environmental management program for all mining operations, but with more detailed specifications than under the Minerals Act, and prohibits the carrying out of mining activities before the approval of the program. When rehabilitation is required, it is not limited to land surface. We are in material compliance with the Minerals Act currently in effect and we expect to continue to be in compliance with the new legislation. The Act also deals with matters relating to petroleum exploration and development, which may impact our current or future petroleum and gas exploration and development activities in South Africa.

        Mining rights.    Transitional provisions are included in the Mineral and Petroleum Resources Development Act, which would phase out privately held mineral rights held under current legislation. The transitional provisions contemplate three types of rights:

  (a)
  mineral rights in respect of which no prospecting permit or mining authorization has been issued and/or no prospecting or mining activities are taking place;

  (b)
  mineral rights in respect of which prospecting permits have been issued and prospecting is taking place; and

  (c)
  mineral rights in respect of which mining authorizations have been issued and mining is taking place.

        The rights described in these three categories are defined as Old Order rights. Under category (a), the holders of privately-held mineral rights would need to apply for a prospecting or mining right in their own names to replace their existing mineral rights within one year after the enactment of the Act. Under categories (b) and (c), any prospecting permit or mining authorization granted under the present legislation would continue to be valid for a maximum period of two or five years from enactment, respectively. After the lapse of the one-year period referred to in category (a) and the respective periods in categories (b) and (c), respectively, the mineral rights would cease to exist. Within these periods, the holders of mineral rights and prospecting permits or mining authorizations, in order to continue with their mining or prospecting operations, would have to apply for a new prospecting right or mining right in respect of category (a) and for conversion to new prospecting or mining rights in respect of categories (b) and (c).

        Under the Act, prospecting rights will be granted for an initial maximum period of five years, and could be renewed once, upon application, for a period not exceeding three years. Mining rights will be valid for a maximum period of 30 years, and could be renewed, upon application, for further periods, each not exceeding 30 years. Provision is made for the grant of retention permits, which would have a maximum term of three years and could be renewed once upon application for a further two years.

        A wide range of factors and principles must be taken into account by the Minister of Minerals and Energy when considering these applications. These factors include the applicant's access to financial resources and appropriate technical ability to conduct the proposed prospecting or mining operation, the environmental impact of the operation and, in the case of prospecting rights, considerations relating to fair competition. Other factors include considerations relevant to promoting employment and the social and economic welfare of all South Africans and showing compliance with the provisions of the Mining Charter for the empowerment of historically disadvantaged persons in the mining industry. See "—Empowerment of Historically Disadvantaged South Africans—The Mining Charter".

        Draft regulations under the Mineral and Petroleum Resources Development Act were published on 6 December 2002. Part II of the draft Regulations relate to the Social and Labour Plan that must accompany any application for a mining right under the Mineral and Petroleum Resources Development Act. The Mining Titles Registration Amendment Bill is presently before Parliament. It provides the mechanism to give effect to the provisions of the Mineral and Petroleum Resources Development Act, in particular with regard to the registration of rights under that Act. Draft Regulations under this Bill have also been published for comment.

        We already hold prospecting permits or mining authorizations with respect to our existing mining operations, but we will need to apply for conversion of our existing mining and prospecting rights into new rights and for any new licenses we may require under the Mineral and Petroleum Resources Development Act. It is the declared intent of the South African government not to disrupt operations as a result of the introduction of the new legislation and we intend to undertake any appropriate action required to ensure conversion of our existing prospecting and mining rights under the Act. We believe that the Minister of Minerals and Energy should grant conversion of our existing Old Order rights, provided that we comply with any requirements for conversion.

        The Act provides that a mining right granted under the Act may be cancelled if the mineral to which such mining right relates is not mined at an optimal rate. We own the exploration rights to coal reserves located in the region of Waterberg in the northern part of South Africa. Due to the isolated location of these resources and the costs associated with coal extraction and transportation, we have not to date commenced mining activities there, nor do we expect to do so in the foreseeable future. According to the provisions of the Act, our prolonged abstention from extracting the reserves at Waterberg may, under certain conditions, result in the loss of our rights on these reserves. We believe that our coal reserves at Secunda are adequate for our present and future needs and that the potential loss of our rights on the Waterberg reserves would not materially affect our operating results, cash flows or financial condition, as the Waterberg reserves were acquired over 30 years ago. Furthermore, royalties from mining activities may in the future become payable to the state under provisions contained in separate legislation.

        The Mineral and Petroleum Royalty Bill was published for comment in March 2003. The Department of Finance is presently considering representations from interested parties. The Bill provides for a royalty rate of 2% on anthracite and bituminous coal (low ash and steam) and 1% on bituminous coal for domestic energy consumption. The royalty is payable quarterly to the State. There is uncertainty as to whether or not further amendments will be made to the bill and when the bill will become law.

Empowerment of Historically Disadvantaged South Africans

        The Liquid Fuels Charter.    In November 2000, following a process of consultation, the Minister of Minerals and Energy and representatives of the companies in the liquid fuels industry, including our

Company, signed the Liquid Fuels Charter setting the principles for the empowerment of historically disadvantaged South Africans in the South African petroleum and liquid fuels industry.

        The Liquid Fuels Charter requires liquid fuels companies, including ours, to ensure that historically disadvantaged South Africans hold at least 25% equity ownership in the South African company of their liquid fuels assets by the year 2010. It also envisages methods of measuring progress on meeting targets set in connection with transformation of ownership.

        In addition, the Liquid Fuels Charter requires that historically disadvantaged persons be given preferred supplier status, where possible, in the procurement of supplies, products, goods and services, as well as access to use and ownership of facilities.

        The Mining Charter.    In October 2002, following consultation, the Minister of Minerals and Energy and representatives of the mining companies and mine workers' unions signed a charter (the Mining Charter) aiming to facilitate the participation of historically disadvantaged South Africans in the country's mining industry.

        The Mining Charter, together with the recently published scorecard to facilitate the interpretation of and compliance with the Mining Charter, requires mining companies to ensure that historically disadvantaged South Africans hold at least at least 15% ownership of mining assets or equity in South Africa within 5 years and 26% ownership within 10 years from its signing. The Mining Charter specifies that the mining industry is required to assist historically disadvantaged South Africans in securing finance to fund their equity participation up to R100 billion within the first five years after its signing; beyond this R100 billion commitment, the Mining Charter requires that participation of historically disadvantaged South Africans should be increased towards the 26% target, on a willing seller buyer basis, at fair market value and where the mining companies are not at risk. The Mining Charter envisages methods of measuring progress in ownership transformation.

        In addition, the Mining Charter requires, among other things, that mining companies must:

  •
  offer every employee the opportunity to become functionally literate and numerate by the year 2005;

  •
  adopt plans for achieving employment equity at the management level with a view to achieving a baseline of 40% participation of historically disadvantaged persons in management and achieving a baseline of 10% participation of women in the mining industry, in each case, within five years;

  •
  give historically disadvantaged persons preferred supplier status, where possible, in the procurement of capital goods, services and consumables; and

  •
  report on progress and indicate opportunities for growth.

        Various of the principles of the Mining Charter may in the future be incorporated in regulations to be promulgated by the Minister of Minerals and Energy under the new Mineral and Petroleum Resources Development Act with respect to the South African mining industry. When considering applications for the conversion of existing mining licenses under the Mineral and Petroleum Resources Development Act, the Minister of Minerals and Energy must take into account, among other factors, the applicant company's compliance with the Mining Charter. See above "—Regulation of Mining Activities in South Africa—The Mineral and Petroleum Resources Development Act".

        A scorecard intended to give effect to and facilitate the interpretation of the provisions of the Mining Charter was made public on 18 February 2003. The scorecard provides a method of indicating the extent to which applicants for the conversion of their rights under the Mineral and Petroleum Resources Development Act have complied with the provisions of the Mining Charter. It is intended that the entire scorecard would be taken into account in decision making. Notes attached to the scorecard provide guidance in interpreting the objectives of the Mining Charter.

        We are currently in discussions with prospective Black Economic Empowerment mining parties and we believe that we should be able to meet the requirements of the Mining Charter. In any case, we intend to undertake any appropriate action required to ensure conversion of our existing mining rights under the Mineral and Petroleum Resources Development Act.

The Restitution of Land Rights Act

        Our privately held land and mineral rights could be subject to land restitution claims under the Restitution of Land Rights Act 1994. Under this Act, any person who was dispossessed of rights in land in South Africa as a result of past racially discriminatory laws or practices is granted certain remedies, including, but not limited to:

  •
  restoration of the land claimed with or without compensation to the holder;

  •
  granting of an appropriate right in alternative State-owned land to the claimant; or

  •
  payment of compensation by the State or the holder of the land to the claimant.

        If land is restored without fair compensation, it is possible that a constitutional challenge to the restoration could be successful. Once a land claim has been lodged with the Commission on Restitution of Land Rights, the rights of any person in respect of such land are restricted in that he may not perform certain actions relating to the land, including, but not limited to, selling, leasing or developing such land, without the consent of the Commission. The Commission is obligated to notify the land owner of such a claim lodged or any other party which might have an interest in a claim. All claims had to have been lodged with the Commission by 31 December 1998. Although this was the final date for filing claims, many claims lodged before the deadline are still being reviewed and not all parties who are subject to claims have yet been notified. We have not been notified of any land claim that could have a material adverse effect on our rights to any of our significant properties.

        The Restitution of Land Rights Amendment Bill was published for comment on 25 July 2003. Under the existing Act, in the absence of a court order, the power of the Minister to acquire or expropriate land for restitution purposes is limited to circumstances where an agreement has been reached between the interested parties. The Bill would entitle the Minister to expropriate land in the absence of agreement. Such an expropriation could be for restitution or another land reform purposes. Compensation payable to the owner of the land would be subject to the provisions of the Expropriation Act 63 of 1975 and section 25(3) of the Constitution which provides, in general, that compensation must be just and equitable.

        Broad-based Black Economic Empowerment Bill.    The South African Department of Trade and Industry introduced the draft Black Economic Empowerment Bill ("the Bill") in the National Assembly during May 2003. The Bill's stated objectives are to:

  •
  promote economic transformation in order to facilitate meaningful participation of black people in the economy;

  •
  achieve a substantial change in the racial composition of ownership and management structures in new and existing enterprises;

  •
  increase the instance of ownership and management of communities, workers and collective enterprise cooperatives in new and existing enterprises;

  •
  promote investment programmes that lead to broad-based and meaningful participation by black people in the economy in order to achieve sustainable development and general prosperity; and

  •
  develop rural communities and empower local communities by enabling access to economic activities, land, infrastructure, ownership and skills.

        The Bill proposes to establish a Black Economic Empowerment Advisory Council ("the Council") to advise the President on black economic empowerment. In terms of the Bill, the Minister of Trade and Industry may issue codes of practice on black economic empowerment, which may include:

  •
  the interpretation and definition of black economic empowerment;

  •
  qualification criteria for preferential purposes for procurement and other economic activities;

  •
  indicators and weighting to measure black economic empowerment;

  •
  guidelines for stakeholders in the relevant sectors of the economy to draw up transformation charters for their sectors;

  •
  the development of a system of reporting on the implementation of black economic empowerment; and

  •
  any other matter necessary to achieve the objectives of this Bill.

        The Bill provides that every organ of the State must take into account any relevant code of practice issued in terms of this Bill in determining qualification criteria for the issuing of licenses and other authorizations in terms of any law and in developing and implementing a preferential procurement policy. The Minister of Trade and Industry may propose regulations under this Bill.

Regulation of Petroleum-Related Activities in South Africa

  The Petroleum Products Act and the Petroleum Products Amendment Bill

        The Petroleum Products Act.    The Petroleum Products Act was adopted to provide measures relating to, among others, the maintenance and control of petroleum products prices and the cost of distribution and the standards of particular services rendered in connection with motor vehicles. The Act empowers the Minister of Minerals and Energy, at her discretion, to promulgate regulations relating to the sale and distribution of petroleum products, including the price at which petroleum products may be sold.

        The Petroleum Products Amendment Bill.    The draft Petroleum Products Amendment Bill is expected to amend the existing Petroleum Products Act. The Bill includes provisions for the licensing of persons involved in the sale of petroleum products and envisages the establishment of a regulator with authority to issue wholesale, retail and site licenses and promulgate regulations relating to licensing.

        Among the matters governed by the Bill of particular significance to our business are issues relating to the Minister's wide discretion in the exercise of executive powers and the issuance of licenses. Among the criteria currently envisaged to be adopted in connection with licensing are:

  •
  the need for facilities and services to be provided to consumers and the extent to which the interests of petroleum product consumers shall be served;

  •
  the economic and social promotion of historically disadvantaged South Africans;

  •
  the maintenance of employment opportunities in the petroleum product retail industry;

  •
  the extent to which fair and reasonable competition in the retail sale of petroleum products shall be effected;

  •
  the prevention of vertical integration by wholesalers of the petroleum product retail industry; and

  •
  matters relevant to the orderly provision of petroleum products in South Africa.

        Although currently the Main Supply and Blue Pump Agreements largely exclude us from selling fuels directly to the retail market in South Africa, we are in the process of establishing a network of service stations that we plan to roll out upon termination of the Supply Agreements from January 2004. As the draft Bill is expected to regulate matters pertaining to the conditions and requirements for licensing the sale of petroleum products to the retail market, including the prices at which liquid fuels will be sold to the retail market in the country, we believe that the provisions of the Act may impact the conditions and cost of our entry into the retail fuel market in South Africa.

  The Petroleum Pipelines Bill

        The South African Department of Minerals and Energy has prepared the draft Petroleum Pipelines Bill which proposes, among other things, to establish a petroleum pipelines regulator, responsible for the supervision of activities, including the following:

  •
  supervision of the national regulatory framework of petroleum pipelines;

  •
  provisions for the issuance of licenses relating to the construction and operation of petroleum pipelines and the delivery of certain commercial services in connection with these pipelines; and

  •
  provisions for the registration of marine offloading and storage facilities and certain commercially related services.

        Among the stated objectives of the draft Petroleum Pipelines Bill are:

  •
  to promote competition and limit anticompetitive practices within the scope of the regulated activities;

  •
  to promote the efficient, sustainable and orderly development, operation and use of pipelines, marine offloading facilities and storage facilities from a national and industry-specific perspective;

  •
  to ensure the safe, efficient, economic and environmentally responsible transport and storage of crude oil and petroleum products; and

  •
  to promote fair and equitable access to pipelines, offloading and storage facilities and related commercial services.

        Among the matters governed by the draft Bill, of particular significance to our business, are issues relating to the issuance of licenses and the discretion granted to the Minister of Minerals and Energy with respect to the exercise of executive powers, the determination of tariffs and the issue of open access to pipelines.

        The draft Bill, as proposed, grants broad discretion to the Minister of Minerals and Energy, who will supervise the activities governed by the draft Bill and promulgate regulations relating to any matter covered by the draft Bill. With regard to the setting of tariffs, different pricing methodologies can be adopted, which may prove advantageous for some competitors rather than others because of their different market position and geographic location. Regulations that may be promulgated under the draft Bill, if enacted as proposed, could affect our logistic position due to the location in the economic heartland of the country of our Natref refinery and our synfuels facilities at Secunda. The Bill provides that sufficient pipeline capacity will be made available in the crude oil pipeline to enable Natref to operate at its capacity at the commencement of the Act.

Regulation of Gas-Related Activities in South Africa

  The Gas Act

        The Gas Act, which is expected to come into effect on a date to be determined by the President, will regulate matters relating to gas transmission, storage, distribution, liquefaction, and re-gasification activities. Among its stated objectives are:

  •
  to promote the efficient development and operation of the respective facilities and with the provision of respective services in a safe, efficient, economically and environmentally responsible way;

  •
  to promote companies in the gas industry that are owned or controlled by historically disadvantaged South Africans;

  •
  to promote competition and investment in the gas markets; and

  •
  to secure affordable and safe access to gas services.

        The Gas Act provides for the establishment of a national gas regulator, whose powers would include the issuance of licenses for a range of activities including:

  •
  the construction, conversion or operation of gas transmission, storage, distribution, liquefaction and re-gasification facilities; and

  •
  trading in gas.

        The national gas regulator determines maximum prices for distributors, reticulators and all classes of consumers where there is inadequate competition as contemplated in the South African Competition Act. The Gas regulator may impose fines not exceeding R2 million a day, if a licensee fails to comply with any provisions of the Gas Act.

        In accordance with the Gas Act, licensees may not discriminate between customers or classes of customers regarding access, tariffs, prices, conditions or service, except for objectively justifiable and identifiable differences.

        The Mozambique Gas Pipeline Agreement.    The Gas Act deals with the Mozambique Gas Pipeline Agreement entered into between the Minister of Minerals and Energy, the Minister of Trade and Industry and our Company in connection with the introduction of natural gas by pipeline from Mozambique into South Africa. See above "—Sasol Oil and Gas—Sasol Gas—The natural gas project". The Gas Act recognizes that the terms of the agreement bind the Gas Regulator for a period until 10 years after natural gas is first received from Mozambique. From the date of the conclusion of the agreement, the terms of the agreement relating to the following matters constitute conditions of a license issued under the Gas Act:

  •
  our exclusive rights and periods granted in respect of transmission and distribution of gas;

  •
  third party access to the transmission pipeline from Mozambique and to certain of our pipelines;

  •
  tariffs we charge for gas;

  •
  our obligation to supply customers, distributors and reticulators with gas; and

  •
  the administration of the agreement.

        No assurances can be given that the government may not amend the current legislative position to alter various terms and conditions of the Mozambique Gas Pipeline Agreement.

        The Gas Regulator Levies Act 75 of 2002 was signed into law on 15 January 2003, but as yet has not come into operation, nor has the Regulator been appointed to assess the levies payable. It provides for the imposition of levies by the Gas Regulator on the amount of gas delivered by importers and producers to inlet flanges of transmission or distribution pipelines. These levies would be used to meet the general administrative and other costs of the Gas Regulator and the functions performed by the Gas Regulator. According to the Department of Minerals and Energy, this Act will come into effect at the same time as the Gas Act mentioned above.

Safety, Health and Environment

        Our combined mining, fuels and chemical operations are subject to numerous local, national and regional safety, health and environmental laws and regulations in Southern Africa, Europe, the United States and Asia-Pacific. Our global operations, including marketing and logistics, are also affected by international environmental conventions.

        We focus on our safety, health and environmental responsibilities and try to ensure that we operate under safe working practices, and safeguard against accidents and avoid harm to people or the environment in all our businesses.

        Safety, health and environmental laws and regulations affect a wide spectrum of our Group activities. They often require permits to be obtained for the use of natural resources such as water, for instance, and for the operation of our facilities and the disposal of our waste products. They prescribe minimum standards for the safety and health of our employees. They impose restrictions on the types and quantities of emissions that can be released into the environment, and also regulate issues of product safety, waste generation, management and ultimate disposal. It is our expectation that these laws and regulations will become more stringent in the future.

        Our safety, health and environment policy.    We have developed a systems-oriented approach towards the management of these issues. We have moved from a division-based safety, health and environment management policy to a structure managed on a Group basis. We are committed to sustainable development, legal compliance being the minimum requirement for all our operations. Matters of safety, health and environment are treated as critical business issues. Planning on safety, health and environmental issues includes the setting of targets, performance measurement, reporting and review.

        In order to ensure that our safety, health and environmental performance is aligned with our Group targets and objectives, corporate governance and other audits are carried out regularly. All of our businesses are required to track their performance and furnish quarterly reports to their respective boards and to the Group Safety, Health and Environment and Sustainable Development Forum via the Group Safety, Health and Environment Management Committee and the Risk and Safety, Health and Environment Committee of the Sasol Limited Board on their major risks and liabilities, progress on our internal indicators of performance and any major incidents and non-compliances. For information regarding our Group Safety, Health and Environment and Sustainable Development Forum and the Risk and Safety, Health and Environment Committee of the Sasol Limited Board, see also "Item 6.C Board Practices". Similar reports are also required to address significant division-specific issues. We use the findings emanating from corporate governance and other audits to implement improvement measures.

        Our businesses are required to manage their safety, health and environmental risks in line with internationally accredited management systems. On environmental management systems, we are currently progressing towards our Group target of achieving ISO 14001 certification for all our businesses. The ISO (International Standards Organization) 14001 standard is an internationally accepted standard for the development and implementation of environmental management systems. Certification to the standard entails regular audits by an independent, accredited third party, such as the South African Bureau of Standards. Our businesses in South Africa have received more than 40 ISO 14001 certifications. Most of our US and German businesses are ISO 14001certified, while our operations in Italy and the Netherlands are at an advanced stage of ISO 14001 implementation. In South Africa, we have a long history of the use of the local National Occupational Safety Association safety system in respect of which many of our businesses hold the five Star premier award.

        We have approved environmental management programs and ISO 14001 certification for each of our eight coal mining operational areas and their future extensions. Our Wonderwater strip-mining operation was the first South African surface coal mining operation to obtain ISO 14001 certification for its environmental management system.

        Health and Safety.    We lost seven workers, including contractors, to fatalities in the financial year 2002 and ten in the financial year 2003.

        Numerous programmes involving senior management are being conducted to render our mines safer including behavior-based safety training programmes.

        Emissions.    Because of the nature of some of our processes, including coal gasification for the production of petrochemical products, our operations generate relatively high carbon dioxide emissions. Our coal gasification operations are situated in South Africa, which is classified as a developing country in terms of the Kyoto Protocol and though we are largely exempt from the emissions reduction targets required under the Protocol, we are exploring our options to voluntarily reduce emissions at our facilities.

        We monitor air emissions around our plants to measure ambient air quality. In Lake Charles in the United States, we also are part of an authority-led initiative to monitor ambient air concentrations, in order to identify and address proactively major risks for community health in a timely manner. In addition, our operations in the United States have reduced reported emissions under the Toxic Release Inventory by over 80% since reporting began in 1987.

        We expect hydrogen sulfide odors from coal gasification to be substantially reduced or eliminated in the Vaal Triangle region of South Africa in 2004 when natural gas replaces coal as a feedstock for our Sasolburg operations. Significant efforts are also being made to reduce hydrogen sulfide emissions emanating from the Secunda operation. The sulfur recovery plants are being upgraded to reduce levels of hydrogen sulfide emissions and improved monitoring and control equipment will also be addressed as part of this project.

        Water.    Water is increasingly becoming a source of concern, not only in mining, but in all our operations, in particular in South Africa, which is an arid country. A series of water treatment and saving programs and projects are currently under way to address relevant challenges in all of our operations.

        We have progressed significantly in the research and development of managing the water-related impacts of our mining activities. The company has committed resources to the following:

  •
  In 1997, we built an electrodialysis reverse-osmosis desalination plant at Secunda at a cost of R82 million to treat 9,000 cubic meters of brine water a day, for re-use in industrial processes.

  •
  An evaporator crystallizer was commissioned at a cost of R250 million in June 2003 in order to treat a concentrated brine stream (wastewater) from our desalination plant. The evaporator crystallizer is a chemical plant that will recover water and salt from the waste stream for sale to specific markets in the steel manufacturing and agricultural industries.

        Our project team of internal and external experts in mining, geohydrology, geochemistry, water and waste treatment is currently committed to researching innovative and cost-effective solutions to further reduce our impact on the environment.

        Fires, explosions and releases.    The manufacture of petrochemicals involves using high volumes of flammable substances, often under high pressure and at high temperatures. Hence, managing the risk of fires, explosions and releases of hazardous substances is essential for us. In the course of our operations, we experience a number of fires, explosions and releases of hazardous chemical substances, the most significant being a fire that occurred at our Natref refinery in June 2001, which resulted in a four-month suspension of production. See above "—Sasol Oil". We are taking steps to reduce the frequency and severity of these events, and do not expect any other past fires, explosions or releases to have a material effect on our results or operations.

        Our operations in the United States are conducted in accordance with the requirements of the Occupational Safety and Health Administration Process Safety Management regulations. Through the application of these regulations, we implement a thorough safety management process designed to minimize the risks of accidents and releases of hazardous substances.

        In addition, since 11 September 2001, assessing and improving the security of chemical operations in the United States has become an important focus. Our Baltimore and Lake Charles plants have since evaluated plant security programs and made changes in procedures and physical security measures. As a member of the American Chemistry Council, Sasol NA has also adopted a Security Code of Management

Practice, which requires that we conduct a security vulnerability analysis to identify areas in which additional security measures are necessary, and have a management system in place for other aspects of plant, distribution and cyber security.

        We maintain a comprehensive insurance program because of the nature of our processes, to address attendant risks.

        Land remediation and rehabilitation.    Because of our chemicals and fuels processes, we have particular legacy and current risks that we are addressing. We recently approved the establishment of a Group-wide strategy to address potential liabilities associated with land remediation and rehabilitation.

        At 30 June 2003, we made a provision of R442.6 million of which R152.9 million was invested in a trust fund for mine closure and rehabilitation. This figure is reviewed on an annual basis to ensure that adequate provision is made at all times, taking into account all relevant circumstances.

        Our gas pipelines are buried underground in order to reduce long-term impacts. We implemented this approach for the Mozambique natural gas project, for which we used World Bank guidelines for environmental impact assessment studies.

        Waste.    Potential risks associated with waste are a priority for us. Historical legacies are addressed in accordance with relevant legal requirements, and cleaner production techniques are implemented to address future risks. Where we acquire new plants, the attendant risks are identified and the necessary indemnities sought from the sellers. Where we have not secured such indemnities, we are confident that such risks and attendant liabilities will not have a material effect.

        Asbestos.    We have a strategy for the phase-out of asbestos, which is being implemented by our operations. We have implemented a policy to ensure that new sources of asbestos are not procured in the construction of new facilities worldwide. Asbestos is removed and disposed of under strict regulatory requirements as plant modifications are made or as necessary for maintenance.

  Environmental regulation in South Africa

        The Constitution of the Republic of South Africa forms the framework for the environmental legislation in South Africa. Section 24 of the Constitution enshrines the right of all citizens to an environment that is not harmful to their health and well-being and provides individuals with a right for the protection of the environment. It further provides that these rights can be enforced through reasonable legislative and other measures to prevent pollution and degradation, to promote conservation and to secure an ecologically sustainable development. Further constitutional provisions provide relevant rights of enforcement, including class actions. A number of laws and regulations address specific issues relating to the protection of the environment. The following includes an analysis of some of these laws, which may be relevant to our operations.

        National Environmental Management Act.    The National Environmental Management Act provides for cooperative environmental governance and coordination of the environmental functions of the government. The Act regulates environmental compliance and provides for enforcement measures. The Act principally imposes a duty of care on persons who have or may pollute or degrade the environment and other responsible parties to take reasonable measures to prevent and remediate environmental damage, protects workers refusing to undertake environmentally hazardous work and provides for control over emergency incidents. It promotes access to environmental information, protects whistleblowers and allows for private prosecution and class actions. The Act also provides for integrated environmental management and, in time, it is intended to replace the Environment Conservation Act. Recent amendments have been proposed relating to improved enforcement of environmental compliance and improved regulation of environmental impact assessments.

        Environment Conservation Act.    The Environment Conservation Act provides for the protection and controlled utilization of the environment. The Act and the environmental impact assessment regulations promulgated under the Act require approval by the Department of Environmental Affairs and Tourism in advance of the initiation of activities that may have a detrimental impact on the environment. The Act also provides for the designation and protection of nature reserves, imposes licensing requirements for the operation of waste disposal sites and addresses noise control and waste disposal.

        National Environmental Management: Biodiversity Bill.    Parliament has recently published this Bill, which deals with various issues relating to biological diversity including its management and conservation.

        National Environment Management: Protected Areas Bill.    This Bill provides for the declaration of conservation areas. Of particular significance is that it provides for the expropriation of private land, including servitudes, in the interests of conservation. We have not been notified of any action that could have a material adverse effect on our rights to any of our significant properties.

  Water protection

        The National Water Act provides for the equitable allocation of water for beneficial use, sustainable water resource management and the protection of the quality of water resources. The Act establishes water management procedures and protects water resources through the licensing of various uses of water. It also includes provisions for pollution prevention, remediation requirements and emergency incidents. The Department of Water Affairs and Forestry is currently attending to the drafting of legislation regarding a waste discharge charging system and a natural water resource strategy. The former is currently in draft form and is expected to be promulgated by the end of 2003 and the latter is expected to be published during the first quarter of 2003.

        A significant part of our operations, including mining, chemical processing and others, require use of large volumes of water. South Africa is generally an arid country and prolonged periods of drought or significant changes to current water laws could increase the cost of our water supplies or otherwise impact our operations.

  Air protection

        The Atmospheric Pollution Prevention Act regulates air emissions, including emission of smoke, and allows for promulgation of smoke-control regulations. The Act provides for steps to be taken for preventing atmospheric pollution by dust and restricts the disposal of assets by mines before remediation of dust impacts. Regulations promulgated under this Act require that we maintain air pollution permits for certain scheduled activities, smoke-control regulations, vehicle emissions, and guidelines for sulfur dioxide emissions. This Act is currently under revision and will be replaced by the National Environmental Management: Air Quality Act, which is expected to be promulgated in late 2003 or early 2004. It is expected that this Act will impose stricter standards on air quality management in South Africa, through the adoption of internationally accepted ambient and emission standards.

        The National Ambient Air Quality Standard for Sulfur Dioxide published in December 2001 is the first in an intended series of guidelines with respect to priority pollutants, which are intended to curb excessive pollution by industry. Guidelines are based on World Health Organization standards and provide maximum allowable concentration of ambient sulfur dioxide over certain time periods.

        Some of our processes in South Africa, especially coal gasification, result in relatively high carbon dioxide emissions. South Africa is considered a developing country in terms of the Kyoto Protocol and, accordingly, it is largely exempt from the emissions reductions required under the Protocol. We are taking measures to reduce our emissions, among which will be the use of natural gas from Mozambique as of 2004 in lieu of coal, which we expect will significantly reduce sulfur dioxide emissions and hydrogen sulfide odors from gasification operations in the Vaal Triangle region. We also monitor air emissions at our plants to measure ambient air quality.

  Waste and hazardous substances

        Environment Conservation Act.    The Environment Conservation Act establishes a licensing framework for the establishment, operation and closure of any waste disposal site. The Department of Environmental Affairs and Tourism is currently drafting a Waste Management Bill, which is expected to cover solid waste management and incorporate the principles of the Basel Convention on the trans-boundary movement of waste and should be published for public comment during 2003.

        Hazardous Substances Act.    The Hazardous Substances Act provides for the control of substances that may cause injury, ill-health or death to human beings by reason of their toxic, corrosive, irritant, strongly sensitizing or flammable nature. This Act also controls the use and handling of certain electronic and radioactive products. The Act includes licensing provisions for various activities relating to designated substances. Regulations promulgated under this Act cover the identification of hazardous substances and their transportation by road.

  Other environmental legislation

        The National Road Traffic Act and its regulations control road traffic matters, including provisions relating to the transportation of dangerous goods and substances. The Act provides specifications for road tankers, labeling, duties of responsible persons, compatibility of multi-loads, driver training and hazardous substance documentation.

        The Explosives Act consolidates the laws relating to the manufacture, storage, sale, transport, importation, exportation and the use of the explosives. The Act imposes an authorization requirement for the manufacture and storage, as well as for the import, export and sale of explosives. This Act is currently under revision. The Explosives Bill of 2002 aims to ensure more comprehensive control over explosives.

        The Fertilizers, Farm feeds, Agricultural Remedies and Stock Remedies Act regulates the registration, importation, sale, acquisition, disposal or use of fertilizers, among other products. Regulations promulgated under this Act relate to the registration and sale of fertilizers.

  Health and safety regulation in South Africa

        Occupational Health and Safety Act.    The Occupational Health and Safety Act covers a number of areas of employment activity and use of machinery in South Africa, excluding mining activities. The principal objectives of the Act are to protect and provide for the health and safety of persons at work and the protection of persons against hazards arising out of or in connection with the activities of persons at work. The Act imposes various obligations on employers and others to maintain a safe workplace and minimize the exposure of employees and the public to workplace hazards and establish penalties and a system of administrative fines for non-compliance.

        The Act requires employers to ensure the health and safety of their employees and all persons who may be directly affected by their activities. To promote the safe use of articles, products and substances in the workplace, a duty is placed on manufacturers, importers, sellers and suppliers to take necessary steps to ensure that appropriate information is available to the users of these articles, products and substances.

        Mine Health and Safety Act.    The principal objective of the Mine Health and Safety Act is to protect the health and safety of persons at mines. The Act requires that employers and others ensure that their operating and non-operating mines provide a safe and healthy working environment, determines penalties and a system of administrative fines for noncompliance and gives the Minister of Minerals and Energy the right to restrict or stop work at any mine and to require an employer to take steps to minimize health and safety risks at any mine.

        Compensation for Occupational Injuries and Diseases Act.    The purpose of this Act is to provide for compensation for disablement caused by occupational injuries or diseases sustained or contracted by employees in the course of their employment, or for death resulting from such injuries or diseases. The Act is administered by the Minister of Labor, through a Director-General who manages a compensation fund to which employers contribute, directly or indirectly. Where indirect contributions are made, these contributions are made to a mutual association, which acts as the insurer in respect of claims against the employers. All employers, with the exception of those in national, provincial and local government, are required either to register under the Act or to be fully insured against related liabilities.

        Occupational Diseases in Mines and Works Act.    This Act relates to the payment of compensation in respect of certain diseases contracted by persons employed in mines or at locations where activities ancillary to mining are conducted. Any mine (including the Sasol Mining operations) at which risk work takes place is deemed to be a controlled mine in respect of the employees for which the employer is required to make payments to the fund for occupational diseases, in order to meet relevant claims. Persons who are employed in controlled mines are required to have a certificate of fitness, which must be renewed from time to time.

        An amendment to the Occupational Diseases in Mines and Works Act came into effect on 22 January 2003. Under this amendment, the owner of a controlled mine is obliged to pay for an undetermined period for the costs incurred by a person in his service, or who was in his service at the commencement of the compensatable disease, in respect of medical costs required by such disease. Prior to the amendment, the owner was only liable for reasonable medical costs for a period of not more than two years from the date of the commencement of a compensatable disease and only in respect of a person in his service.

        For further information, see "Item 6.C Board Practices—The Risk Management and Safety, Health and Environment Committee" and "—Group Safety, Health and Environment and Sustainable Development Forum."

Germany

        In Germany, we operate a number of plants and facilities for the storage, processing and transportation of chemical feedstock, products and wastes. These operations are subject to numerous laws and ordinances relating to safety, health and the protection of the environment.

  General environmental care

        The lack of a general Environmental Code in Germany means that no guideline legislation is available for general environmental care. In terms of the Act on the Assessment of Environmental Impacts, the environment impact assessment, or EIA, is an instrument of preventative environmental care that is legally binding. This has been introduced in existing public procedures for the licensing of, or considerable amendment to, certain projects of relevance to the environment, including chemical facilities. The EIA is based on the cooperation between the environmental authorities and the parties intending to carry out the project.

        The Environmental Information Act guarantees everyone's access to official environmental information.

        Issues relating to general environmental care are addressed by the environmental provisions of the Regional Planning Act and other specific and planning law designed to ensure environmental soundness, as well as by the Environmental Liability Act, which provides for liability in the case of environmental risks. Where human life or health is disturbed and where emissions have entered the soil, water or the air, the owner of a facility is liable, even if he or she is not at fault and irrespective of whether the damage was caused as a result of a hazardous incident or during normal operations. Damage resulting from force majeure is excluded from liability. The right to the restoration of the previous state also extends to nature and the landscape. Installations that pose a particular risk to the environment must have provisions for sufficient cover, an obligation which may be met by arranging liability insurance.

        Criminal law provisions are included in the Act to Combat Environmental Crime, which targets a range of polluting activities, including water, soil and air pollution, environmentally damaging waste disposal and noise. It also addresses licensing of the operation of installations and the handling of hazardous substances and goods and particularly serious environmental offences.

  Specific environmental protection legislation

        Emission control.    The guideline legislation to protect man and the environment from air pollution and noise pollution is the Federal Emission Control Act. This Act and the ordinances promulgated under it, provide the framework for environmental protection and the technical safety of installations. It provides for licensing for installations that are particularly susceptible to causing harmful environmental impacts, including chemical facilities or mineral oil refineries.

        Regulation of hazardous substances.    Provisions for the protection of man and the environment against the harmful effects of hazardous substances and preparations are provided in the Chemicals Act, the related Ordinances on the Prohibition of Certain Chemicals and the Hazardous Incidents Ordinance. New substances are subject, as laid down in European law, to a registration and notification obligation before they can be brought onto the market. Old substances that have been on the market since 1981 are assessed on the basis of a relevant European regulation. Hazardous substances and preparations must be classified, labeled and packed in line with their hazardous properties; their manufacture, marketing and use may be prohibited or limited.

        The Chemicals Act is complemented by the Plant Protection Act in the version of 14 May 1998 and the Fertilizers Act, as well as by legislation on animal feedstuffs and human foodstuffs and by substance-related provisions in other areas of care of the environment. This also includes the provisions concerning the environmental impacts of genetic technology under the terms of the Genetic Technology Act.

        Avoidance, recovery and disposal of waste.    The Closed Substance Cycle and Waste Management Act regulates the avoidance, recovery and disposal of waste. The aim of the Act is to promote an economy based on closed substance cycles, thus conserving resources, and to guarantee the environmentally sound disposal of waste. Wherever waste cannot be avoided, recovered or used to produce energy, it must be removed from the cycle and, as a matter of principle, be disposed of within Germany in a way that is not detrimental to the common good. Under law, waste is defined as a tangible item, which falls under one of the legally determined categories of waste, and which the owner is getting rid of, desires to get rid of or must get rid of.

        The Waste Transportation Act regulates the transport of waste into, out of or through the area of application of the Act and creates the basis for the establishment of a solidarity fund to finance the return of waste exported illegally.

        Water protection.    The guideline legislation in the field of water protection is the Federal Water Act. This requires everyone to exercise adequate care when carrying out measures which may have an impact on a water body so that water pollution or any other negative effect on the water is prevented. Surface waters and groundwater are, as public utilities, subject to a public management and utilization code, which leaves the allocation of users' rights at official discretion.

        The Waste Water Charges Act complements the Water Management Act. The Act authorizes an annually rising waste water charge linked to the toxicity of the discharged waste water. Water legislation promulgated by the Federal States goes beyond merely the enforcement of the framework of federal law to determine administrative procedures and regulate issues of private water law.

        Water protection is also addressed directly or indirectly by substance-related provisions in other laws, including the Chemicals Act, the Fertilizers Act and the Waste Avoidance and Waste Management Act. They also comprise provisions through which water is indirectly protected via the soil and the air.

        Soil protection.    The protection and care of soil as an environmental medium and part of the ecosystem is promoted by a range of environmental provisions, primarily the Federal Soil Protection Act. Soil protection measures, preventative or remedial, aim at avoiding or reducing substance inputs into the soil, or removing already existing soil damage, and at addressing the extensive land consumption caused by soil sealing.

  Health and safety

        The Health and Safety at Work Act provides for protection of the health and safety of employees. It places the employer under a duty to assess the hazards at the workplace, to take appropriate preventive measures, and to instruct the employees about the measures used. The employer must take precautions for especially hazardous areas and situations and provide preventive occupational healthcare. This Act is complemented by the Safety at Work Act, which places employers under a duty to appoint appropriately qualified officers to support them in occupational health and safety matters, including ergonomic workplace design. Also, the Mining Act contains stipulations regarding the health protection of mine workers and is complemented by a special ordinance treating this topic.

United States

  Environmental compliance

        Sasol NA and Merisol are subject to numerous federal, state, and local laws and regulations that regulate the discharge of materials into the environment or that otherwise relate to the protection of human health and the environment. As with the chemical industry, generally, compliance with existing and anticipated environmental, health, safety, and process safety laws and regulations increases the overall cost of business, including capital costs to construct, maintain, and upgrade equipment and facilities. These laws and regulations have required, and are expected to continue to require, Sasol NA and Merisol to make significant expenditures of both a capital and expense nature. Environmental compliance expenditures for Sasol's share of Merisol and Sasol NA's manufacturing sites for the next five years are estimated to range from US$9 million to US$13 million per year.

        Under the agreement for the acquisition of Sasol Chemie, we received an indemnification from the seller, RWE-DEA for most of the costs of operational compliance with respect to conditions existing on or before 1 March 2001 that we expect will survive until at least 1 March 2006.

        The Louisiana Department of Environmental Quality (LDEQ) in 2000 issued to Sasol NA four violations of state and federal air emission laws and regulations. These allegations assert violations of air-based reporting and record-keeping requirements, as well as minor exceedances of permitted air emissions. Sasol NA expects that the cost of settling these and all other outstanding air-related violations which will include fines or penalties, will not be material.

  Remedial action

        Active and former manufacturing sites.    Sasol NA has been investigating and remediating soil and groundwater contamination at the Lake Charles Chemical Complex (LCCC) and Baltimore Plant sites resulting from historical operations under orders issued by LDEQ and the Maryland Department of the Environment (MDE). The Vinyl Chloride Monomer (VCM) Plant is also subject to US—Resource Conservation and Recovery Act (RCRA) corrective action requirements, and is expected to complete a Corrective Measures Study in 2003 to determine whether further remediation of the site is necessary. The Baltimore Plant is monitoring the natural attenuation of hydrocarbon contaminants in the groundwater and regularly reporting to MDE and is not being actively remediated. The current costs of monitoring the Baltimore Plant site and the VCM Plant site and any foreseeable remediation costs are not expected to be material.

        In addition to Sasol NA's operating sites, Sasol NA also has retained liability to Georgia Gulf Corporation for the remediation of four manufacturing operations sold in November 1999 and located in Mansfield, Massachusetts, Aberdeen, Mississippi, Jeffersontown, Kentucky, and Oklahoma City, Oklahoma. The Mansfield site, which is still owned by Sasol NA, has been extensively investigated since 1991 and the remediation of groundwater is ongoing. The Aberdeen Plant site has also been investigated under several orders issued by state authorities. Property to the west of the Aberdeen Plant was purchased in 2002 and part of the plume migrating off-site was delineated and contained on-site during 2003. The need for further remediation is currently being investigated.

        Under the agreement for the acquisition of Sasol Chemie, most of Sasol NA's costs of remediating contamination from historical operations at its active and sold sites are being indemnified by RWE-DEA, and will continue to be indemnified until at least 1 March 2023 in respect of Lake Charles and Baltimore, and in perpetuity in respect of the Mansfield, Aberdeen, Jefferstown and Oklahoma City sites. In addition to indemnities from RWE-DEA, Sasol NA also has indemnities from some of its predecessors—British Petroleum for Mansfield and Reichhold Chemical for Jeffersontown—for contamination resulting from those companies' operations at the sites. Sasol NA does not expect costs to address contamination at these sites to have a material effect on operations or results.

        Calcasieu Estuary CERCLA Site.    In June 1999, Sasol NA and other Calcasieu Parish industry members received letters from USEPA making demand under Section 107 of the Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA) for past costs and future remedial investigation, remediation, and restoration costs associated with the Calcasieu Estuary. The Calcasieu Estuary, which includes the Calcasieu River and several major tributaries (bayous) in the vicinity of Lake Charles, Louisiana, has received releases and discharges from Parish industry since the 1930s. Bayou Verdine has historically received releases and discharges from the Conoco Lake Charles Refinery beginning in the 1940s and from the LCCC beginning in the 1960s. The "Bayou Verdine Area of Concern" is one of the areas of concern of the Calcasieu Estuary CERCLA Site.

        In 1999 and 2000, Conoco and Sasol NA completed a voluntary joint remedial investigation of Bayou Verdine under the oversight of state and federal authorities. In 2001, Conoco and Sasol NA completed ecological and human health risk assessments of Bayou Verdine and in 2002 performed an Engineering Evaluation and Cost Analysis (EE/CA) of removal actions for Bayou Verdine under an Administrative Order on Consent (AOC) with USEPA. Sasol NA does not expect its share of costs associated with contamination at Bayou Verdine to be material.

        In October 2002, Conoco, Sasol NA, and USEPA entered into a second AOC to perform a sediment removal action for a relatively small area of elevated EDC concentrations located near the confluence of Sasol NA's West Ditch and Bayou Verdine which is expected to cost Sasol NA less than US$2.0 million. Sasol NA will pay 20% of the costs of the West Ditch Area Removal Action and any associated third-party claims. To date, no such claims have been filed and the West Ditch Area Removal Action was completed in July 2003.

        The EE/CA also recommends removal actions for the "Main Channel Area" of Bayou Verdine. Conoco and Sasol NA intend to perform the Main Channel Removal Action under a Consent Decree that will be negotiated in 2003 and 2004. We expect that Conoco and Sasol will have to agree to pay some part of the agencies' past response costs, as well as the costs of natural resource restoration estimated to be about US$5 million. Under a Consent Decree, Conoco and Sasol hope to resolve all of the government's CERCLA claims against the companies in connection with the Calcasieu Estuary and will receive protection against CERCLA contribution claims by other "Potentially Responsible Parties" against the companies. Sasol NA will pay 10% of the costs to remediate the Main Channel, any associated third-party claims, past agency response costs, and natural resource restoration costs.

        Sasol NA's total estimated liability for its share of Bayou Verdine and the Calcasieu Estuary CERCLA Site is about US$4.0 million. Under the agreement for the acquisition of the Condea Group (now renamed Sasol Chemie), 80% to 90% of Sasol NA's Estuary-related remediation costs are expected to be indemnified by RWE-DEA, and will continue to be indemnified until 1 March 2023.

Mozambique

        In Mozambique, we are in the process of constructing operating plants and facilities for the extraction, processing, storage and transportation of natural gas. These operations are subject to numerous laws and regulations.

        Environmental, health and safety regulation.    The Ministry for the Coordination of Environmental Affairs (MICOA) was created in 1994 to coordinate environmental affairs in Mozambique. In 1995, the Ministry drew up a National Environmental Management Program, which is a policy document outlining the priorities for environmental management and sustainable development in Mozambique. This Program contains a National Environmental Policy, a proposal for Framework Environmental Legislation and Environmental Legislation and an Environmental Strategy.

        The Framework Environmental Law was enacted in July 1997. The aims of the Environmental Law are to provide a legal framework for the use and correct management of the environment and its components and to assure sustainable development in Mozambique. The Law is applicable to all public or private activities that may directly or indirectly influence the environment. It requires licensing of activities that are liable to cause significant environmental impacts. The granting of an environmental license is subject to the preparation and approval of an appropriate level of environmental impact study and management plan.

        In terms of environmental protection and safety, the Petroleum Act No. 3/2001 requires that holders of exploration and production rights conduct petroleum operations in compliance with environmental and other applicable legislation.

        During the environmental impact assessment process for our natural gas project, particular attention was paid to those aspects of the project that necessitate the permanent or temporary displacement of populations and communities. Furthermore, in an endeavor to preserve as much as possible of the natural heritage of the area, the clearing, dividing and exploitation of the natural vegetation cover was considered to establish the potential impact. Sensitive areas such as natural forests, zones of potential erosion, including dunes along the coastline, conservation and sensitive areas where habitats and ecosystems are endangered and wetlands were given special consideration.

        The possible influence the overall project could have on various threatened species has been identified and avoided where possible. To preserve the aesthetic environment, the visual impact of the project on zones of outstanding landscape beauty was also considered. Specialist consultants were retained to advise on the identification of zones of archaeological, historical and cultural value that should be preserved. It is important to ensure that the current and future land-use of the areas affected by the natural gas project will not be detrimentally affected. Particular attention was paid to the protection of water sources in which groundwater is used for public consumption.

        Public consultation was required as an integral part of the environmental impact assessment. A mechanism for receiving petitions was included to facilitate the voicing of public opinion. Having received public comments, the Environmental Impact Assessment consultant publicized them in accordance with MICOA requirements. This ensured that all affected stakeholders were properly informed. Furthermore, public hearings were also held at venues along the gas pipeline route and in the gas fields to take the consultation process down to the grassroots level.

        Mineral Rights.    Petroleum activities are regulated by the provisions of the Law Regulating Petroleum Activities. The National Directorate of Coal and Hydrocarbons administers and regulates petroleum operations on behalf of the government. The Mozambique government encourages the exploration and development of the country's hydrocarbon potential within a certain defined project framework.

        In accordance with the constitution of Mozambique, the land and the natural resources of the soil and the subsoil of the territorial waters and continental shelf are the property of the state, which determines the conditions for their development and use.

        The Petroleum Law creates a state enterprise, Empresa Nacional de Hidrocarbonetos de Mozambique, which is granted a monopoly with respect to many rights for the use, benefit, administration and disposal of hydrocarbons and may grant licenses to international investors to conduct exploration and production.

Other Countries

        In a number of other countries, we are engaged in various activities that are regulated by local and international laws, regulations and treaties. In Italy, the Netherlands, Malaysia, China and other countries, we operate plants and facilities for the storage, processing and transportation of chemical substances, including feedstock, products and wastes. In Qatar, Nigeria, Gabon, Equatorial Guinea and other countries, we are involved, or are in the process of being involved, in exploration, extraction, processing and transportation activities in connection with feedstock, products and waste relating to natural gas, petroleum and chemical substances. Our operations in the respective jurisdictions are subject to numerous laws and regulations relating to exploration and mining rights and the protection of safety, health and the environment.

4.C    Organizational Structure

        Sasol Limited is the ultimate parent of our Group. Our wholly owned subsidiary, Sasol Investment Company (Pty) Limited, a company incorporated in the Republic of South Africa, holds our interests in companies incorporated outside South Africa, including Sasol Chemie GmbH & Co. KG and Sasol Wax International (formerly Schümann Sasol International). A number of other wholly-owned subsidiaries, including Sasol Mining (Pty) Limited, Sasol Chemical Industries Limited, Sasol Synfuels (Pty) Limited, Sasol Oil (Pty) Limited and Sasol Gas (Pty) Limited are incorporated in South Africa and hold our interests in the respective operations of our Group in South Africa. Sasol Technology (Pty) Ltd is responsible for the development of new business ventures, licensing and procurement of new technologies and Sasol Financing (Pty) Ltd is responsible for financing and treasury services and are also wholly-owned subsidiaries.

        Sasol Chemie GmbH & Co. KG is a wholly owned, significant subsidiary of our Group. Sasol Chemie is a limited partnership constituted under the laws of Germany. Its corporate seat is in Hamburg, Germany and it is registered with the Commercial Register of the Local Court of Hamburg under registration number HRA 95497.

4.D    Property, Plant and Equipment

        We operate coal mines and a number of plants and facilities for the storage, processing and transportation of oil, chemicals and gas related raw materials, products and wastes.

        Coal mining facilities.    Our main coal mining facilities are located at:

  •
  Secunda Mining Complex, consisting of five underground mines (Bosjesspruit, Brandspruit, Middelbult, Twistdraai and Twistdraai Export Mine) at Secunda and the underground and strip operations of the Syferfontein mine to the north of Secunda; and

  •
  Sigma Mine near Sasolburg, consisting of the Mohlolo underground operations and the Wonderwater strip operation.

        For a detailed discussion regarding the use, capacity and products of these facilities see "Item 4.B Business Overview—Sasol Mining". Pages M-1 to M-3 include maps showing the location of our coal properties and major manufacturing plants in South Africa.

        Our Secunda facilities.    Our main manufacturing facilities are located at Secunda and they are the base for numerous of our Synfuels operations and a range of our chemical industries operations, including explosives, fertilizers, monomers and polymers, solvents, alpha olefins and tar. The approximate size of this property is 82.5 million square meters. See "Item 4.B Business Overview—Sasol Synfuels".

        Our Sasolburg facilities.    Our facilities at Sasolburg are the base for numerous of our chemical industries operations, including ammonia, explosives, mining chemicals, phenols, solvents, polymers, fertilizers, tars and waxes operations. The approximate total size of these properties is 51.4 million square meters, of which approximately 41.0 million square meters comprise our chemicals operations and approximately 1.7 million square meters comprise our mining operations. See "Item 4.B Business Overview—Sasol Mining".

        The size of the Natref refinery, also based in Sasolburg, is approximately 1.1 million square meters. See "Item 4.B Business Overview—Sasol Oil and Gas—Sasol Oil".

        Our facilities in Germany.    Various operations of Sasol Olefins and Surfactants and Sasol Solvents are based at a number of locations in Germany. The most significant of these facilities are at Brunsbüttel (site size approximately 1.5 million square meters; plant size 500,000 square meters), Marl (site size approximately 160,000 square meters; plant size 75,000 square meters) and Moers site 5122 (site size approximately 808,000 square meters; plant size 400,000 square meters). Sasol Wax facilities are also based in Hamburg. See "Item 4.B Business Overview—Sasol Wax".

        Other facilities in the rest of Europe.    Various operations of Sasol Olefins and Surfactants and Sasol Solvents are based at a number of locations in Italy. The main of these facilities are at Augusta (site size approximately 1.35 million square meters; plant size 220,000 square meters) and Terranova (site size approximately 185,000 square meters; plant size 75,000 square meters). An operation of Sasol Olefins and Surfactants and Sasol Solvents is also based in Delden (site size approximately 162,000 square meters; plant size 112,000 square meters), the Netherlands. See "Item 4.B Business Overview—Sasol Olefins and Surfactants".

        Our facilities in the United States.    Operations of Sasol Chemie are based at a number of locations in the United States. The most significant of these facilities are located at Lake Charles, Louisiana (site size approximately 3 million square meters; plant size 540,000 square meters) and in Baltimore, Maryland (site size approximately 293,000 square meters; plant size 255,000 square meters). Merisol also has operations based at Oil City, Pennsylvania and Houston, Texas. See "Item 4.B Business Overview—Merisol".

        With limited, immaterial exceptions, we own, or hold similar property rights on the properties described in this section. For more information regarding capital expenditure in respect of these properties and the related facilities and operations, see "Item 4.A History and Development of the Company—Capital Expenditure".

MINING PROPERTIES AND OPERATIONS

Mine Systems and their Production Capacity

        Sasol Mining operates seven mines whose production is sold to Sasol Synfuels and the international market. Our production units, their annual nominated capacities and actual production values are indicated in the following table:

Nominated capacity and production

Mine	Nominated capacity per year (Mt)	2003 Actual production (Mt)
Middelbult Mine (Secunda)	8.5	7.7
Brandspruit Mine (Secunda)(1)	8.2	8.4
Bosjesspruit Mine (Secunda)	8.0	7.8
Twistdraai Mine (Secunda)	6.0	5.9
Twistdraai Export Mine (Secunda)	8.2	7.8
Syferfontein Mine (Secunda)	11.0	7.8
Sigma Mine (Sasolburg)	6.3	5.9

(1)
The nominated capacity of a mine is the expected maximum production of that mine during normal operational hours. In the case of the Brandspruit Mine the additional tonnage was supplied outside of normal operational hours.

        All mines employ the underground room and pillar mining method using continuous miners and at Sigma and Syferfontein this method is supplemented by opencast/strip mining. The Sigma Mine was first established in 1950. We began production at the first two Secunda mines, Brandspruit and Bosjesspruit, in 1977. Twistdraai and Middelbult followed during the early 1980s, while Syferfontein started production in 1992. In 1996, we began production at the Export Mine at Twistdraai. The original mine boundaries have been extended into new reserve areas with brownfield extensions. New satellite shaft systems were constructed for these purposes. We either replace or overhaul all the production equipment on a regular basis according to a managed maintenance system that contributes significantly to our low production costs.

Processing operations

        Export Business—Secunda operations.    We began the export business in August 1996 as part of our growth strategy. We exported a total of 20 Mt of coal and beneficiated 57 Mt at the Twistdraai Export Plant from August 1996 through 2003. Coal is fed to the export beneficiation plant from the existing Twistdraai Export Mine. The export beneficiation plant produces primary export product with an ash content of less than 10%, as well as secondary product for the Synfuels market.

        The export beneficiation plant has a design capacity of 8.5 Mt per year, but due to recent productivity improvements and minor alterations in the plant, we achieved a throughput of 8.2 Mt in 2003. It consists of a primary and a secondary plant. The primary plant comprises three modules with two feed streams each. The coal is fed at a rate of 580 tons per hour into two 800 millimeter (mm) diameter dense medium cyclones per feed stream. There are a total of 18 cyclones in the primary plant. The secondary plant consists of two modules with two 1,000 mm diameter dense medium cyclones.

        The Run of Mine (ROM) coal is transported via overland conveyor belts to the export beneficiation plant from the Twistdraai export mine. The export product is loaded onto trains by means of a rapid load-out system, and then transported to the Richards Bay Coal Terminal in KwaZulu-Natal.

        The existing capacity at the Richards Bay Coal Terminal is 72 Mt per year. Sasol Mining has a 5% share in this terminal, which relates to an existing entitlement of 3.6 Mt per year. The planned Richards Bay Coal Terminal Phase 5 expansion project will increase the total throughput capacity to 82 Mt. Through our participation in this project, we expect to have an entitlement of 4.1 Mt, following its completion. We will increase our export product, by increasing our throughput to the export beneficiation plant, and by producing a second grade product containing 14% ash.

        Sasol Coal Supply—Secunda operations.    Sasol Coal Supply operates the coal handling facility between Sasol Mines and Sasol Synfuels by stacking and blending coal on six stockpiles of 110 Kt each. Our objectives are:

  •
  to homogenize the coal quality supplied to Sasol Synfuels;

  •
  to keep the Sasol Synfuels bunkers full with a product that conforms to customer requirements; and

  •
  to prevent fine coal generation.

        The daily coal supply to Sasol Synfuels is approximately 110 Kt. The total coal handled by the Sasol Coal Supply, since production began in 1977 through 2003, amounts to 748 Mt

        The Sasol Coal Supply operation has a live stockpile capacity of 660 Kt that is turned over approximately 1.5 times per week. We also have a reserve stockpile capacity of 2.14 Mt. The installed conveyor belts, which feed into the operation are 66 km long in total with the longest trajectory of 23 km. The coal is handled by six stackers and six reclaimers with a capacity of 1.8 Kt per hour.

  Source of electrical power

        We do not generate our own electricity. We buy electricity from Eskom, the state-owned power producer. We have a monthly peak demand of 85 Mega Watts (MW). The total cost of electricity used in 2003 was approximately R102 million.

Location of Coal Deposits

        Pages M-1 to M-3 include maps showing the location of our coal properties and major manufacturing plants in South Africa.

  Secunda Mining Complex

        Secunda Mines are situated 145 km southeast of Johannesburg, adjacent to the town of Secunda in the Mpumalanga province. The mines are connected to the Gauteng province, the economic heartland of the country, by well-maintained roads, railways and an airport.

        Secunda Mining Complex is part of the Highveld coal field in the western Mpumalanga province. The coal is mined from five underground mines and a sixth, which is both a strip and underground mine. The principal mining method applied in the underground mines is room and pillar mining with limited total extraction of the coal pillar. We undertake strip mining by means of draglines and a truck and shovel operation.

  Sigma operations (Sasolburg)

        The Sigma operations are situated close to the town of Sasolburg on the northern boundary of the Free State province. Located about 100 km south of Johannesburg, they are connected by well-maintained roads, railways and an airport. The operations consist of a strip operation and an underground mine established from the northern highwall of the pit.

Planned Capital Spending

        Sasol Mining is pursuing a growth strategy, which will require capital expenditure in the long term. Some mines will be reaching the end of their economic life and will have to be replaced within the next five to ten years.

        The five-year capital spending plan for Sasol Mining can be divided into three broad categories:

  •
  Mine replacement and infrastructure capital spending: Major projects include the brownfields development into the Irenedale Reserves for the Bosjesspruit Mine, the brownfields expansion into the Block 8 reserves for Middelbult Mine and the brownfields development into additional reserves for the Twistdraai Export Mine. Major infrastructure projects include replacing the conveyor belting and some coal-handling infrastructure. We have made recent changes in our strategy, as building the Mooikraal project in the Sasolburg area and the signing of the Anglo Coal / Kriel project has had the effect of delaying some of our expected replacement capital expenditure in the next five years due to the shift in the phase in of new mines.

  •
  Operations capital spending to ensure efficient operations.

  •
  Environmental capital spending: This comprises the expenditure for the construction of an evaporator crystallizer plant to clean contaminated mine water and the expected construction of another evaporator crystallizer.

        The table below presents potential capital spending for the next five financial years, which has not yet been approved by the board but has been considered in strategic planning:

Five-year Capital Spending

	2004	2005	2006	2007	2008

	(Rand in millions)
Mine replacement and infrastructure capital spending	113	175	166	150	224
Operations capital spending	512	473	443	292	417
Environmental capital spending	76	7	—	83	101

Total	701	655	609	525	742

Coal Exploration Techniques

        Our geology department employs several exploration techniques in assessing the geological risks associated with our coal deposits. These techniques are applied in a mutually supportive way to achieve an optimal geological model of the relevant coal seams targeted for production purposes. The Highveld Basin is considered to be structurally complex when compared to the active coal fields in South Africa. As a result, Sasol Mining has been basing its geological modeling on having sufficient and varied geological information in order to achieve a high level of support to the production environment. We have utilized this approach for 24 years.

  Present exploration techniques

        Vertical diamond drilling.    This is the primary exploration technique that is applied in all exploration areas, especially during reconnaissance phases. In and around operational mines, the average vertical borehole density varies from 1:10 to 1:15 (boreholes per hectare), while in medium term mining areas, the average borehole density can be lower than 1:25. The average drilling depth ranges from 200 to 250 meters. The major application of this technique is to locate horizon geometry, to identify coal quality and to gather structural information about dolerite dykes and sills, and the associated de-volatilization. This information is then modeled and forms the basis of further geological interpretation.

        Directional drilling (surface to in seam).    Directional drilling from surface to in seam has been successfully applied for several years, especially, for medium and long-term exploration areas. A circular area with a radius of approximately two kilometers (1,256 hectares) of coal deposits is covered by this method. The main objective of this approach is to locate dolerite dykes and steep dipping dolerite sills, as well as faults with displacements larger than the coal seam thickness.

        Horizontal drilling.    This technique is applied to all operational underground mines and supplies short-term (minimum three months) exploration coverage per mining section. No core is usually recovered, although core recovery is possible, if required. The main objective is to locate dolerite dykes and steep dipping sills. A drilling reach of up to one kilometer is possible, although the average length is usually 800 meters.

        Aeromagnetic surveys.    All exploration areas are usually aero-magnetically surveyed before the focused exploration is initiated. The main objective is to locate dolerite sills and dykes, as well as large-scale fault zones.

        Airborne electro-magnetic surveys.    Due to the occurrences of non-magnetic dolerite dykes and sills, it has been necessary to survey certain exploration areas electro-magnetically to pin point these structures for optimal mine layout plans.

  Future exploration techniques

        Geophysical wireline surveys of directional boreholes.    Our present research on this method has progressed successfully. It is expected that this enhanced technique will be applied in our operations in due course.

Secunda Operations

        The coal supplied to Sasol Synfuels is the raw coal mined on the tied mines, and the secondary product from the export mines beneficiation plant. Pages M-1 and M-3 include maps showing the location of our Secunda coal operations.

        The analytical work done on the sampling was conducted initially between 1965 and 1972 at the Fuels Research Institute and subsequently at the laboratories of the South African Bureau of Standards in Pretoria, South Africa.

        Extensive geological exploration has therefore been done in the coal reserve area. Every year, we undertake additional exploration to update and refine the geological models, which allows us to accurately forecast geological conditions and also to plan and utilize coal resources effectively.

  Computation and storage of geological information

        We store information in a Sequel Server database and we engage in data validation and quality checking through several in-house methods. We conduct data modeling by manual interpretation and computer-derived geological models, using the Horizon module of ECS International's MINEX software. We compute reserves and composite qualities using established and recognized geo-statistical techniques.

  General stratigraphy

        The principal coal horizon, the Number 4 Lower Coal Seam, provides some 99.8% of the total proven and probable reserve. The Number 4 Lower Coal Seam is one of six developed coal horizons in the Vryheid Formation of the Karoo Supergroup, a permo-carboniferous aged primarily sedimentary sequence. The coal seams are numbered from the oldest to the youngest.

        Characteristics of the Number 4 Lower Coal Seam.    The Number 4 Lower Coal Seam is a bituminous hard coal characterized by the following borehole statistics:

  •
  The depth to the base of the seam ranges from 40m to 241m with an average depth of 135m below the surface topography. The majority of the workings are underground.

  •
  The floor of the seam dips gently from north to south at approximately 0.5 degrees.

  •
  The thickness of the seam varies in a range between 0.0m and 10.0m with a weighted average thickness of 3.30m. In general, thinner coal is found to the south of our properties and thicker coal to the west of our properties adjacent to the Pre-Karoo basement highs.

  •
  The inherent ash content is an average 24.5%, which is in-line with the coal qualities supplied during the past 24 years to Sasol Synfuels.

  •
  The volatile matter content is tightly clustered around a mean of 22.8%.

  •
  The total sulfur content, which primarily consists of mineral sulfur in the form of pyrite and minor amounts of organic sulfur, averages 1.08% of the total mass of the coal.

        The other potential coal seam is:

  •
  the Number 2 Coal Seam, which provides an additional tonnage to the reserve in one area and is being evaluated in a number of other areas to provide supplemental tonnage.

  Mineable parameters

        The underground mining parameters used to determine the extent of the reserves are indicated below:

Parameter	Value
Minimum mining height (meters)	1.8
Maximum mining height (meters) (indication only)	5.5
Minimum mining depth (meters)	40
Primary safety factor(1)	2.2
Secondary safety factor(1)	2.0
Tertiary safety factor(1)	1.8
Minimum dry ash-free volatile content	28%
Maximum air-dried ash content	34%
Surface structure allowances	Depth/2.7 from the perimeter of the structure

(1)
A ratio of the stress placed on a pillar to the strength of that pillar.

        Production History.    Since June 1977, when the first coal was produced, the build-up of production reached a plateau in 1984 of 29 Mt. Subsequently, the growth of the synfuels demand and the creation of our export business has resulted in production reaching 45.4 Mt in 2003. The decrease from last year's production of 45.7 Mt is due to a mandatory Synfuels shutdown in January and the production of quality coal.

Reserve Estimation (Remaining Reserves at 30 May 2003)

        We have approximately 4 billion tons (Bt) of in situ proven and probable coal reserves in the Secunda Deposit and approximately 1.50 Bt of Recoverable reserves. The coal reserve estimations are set out in the table below:

Coal Reserve Estimations(1)—Secunda Mining Complex

Reserve Block	Gross in situ tons (Mt)	Geological discount (Mt)	Mine layout losses (Mt)	Extraction rate (%)	Recoverable Reserves(2) (Mt)	Beneficiated Yield	Proven/ Probable
B2N	468.866	117.216	35.165	54.0	179.925	100%	Probable
B2S	401.367	120.410	28.096	48.0	127.782	100%	Probable
B2 2 seam	373.773	93.443	28.033	48.0	143.434	100%	Probable
B3SS	146.774	51.371	9.540	54.0	48.814	100%	Probable
B5C	259.643	41.543	21.810	49.0	101.261	100%	Proven
B5E	232.541	93.016	13.952	48.0	63.457	100%	Probable
B5S	206.754	62.026	14.473	49.0	67.195	P35%, S50%(3)	Probable
B8E	383.292	134.152	24.914	49.0	115.672	P30%, S65%(3)	Probable
B8W	229.852	80.448	14.940	49.0	69.366	100%	Probable
Bosjesspruit	370.279	69.239	39.266	55.7	153.601	100%	Proven
Brandspruit	157.028	10.273	12.117	56.8	80.591	100%	Proven
Twistdraai Export	167.624	6.447	17.269	54.0	81.908	P38%, S46%(3)	Proven
Syferfontein	159.577	9.033	17.319	51.9	72.808	100%	Proven
Twistdraai Central	83.912	15.691	8.898	58.0	36.266	100%	Proven
Middelbult	280.621	48.703	19.149	53.6	120.114	100%	Proven
Secunda	104.659	20.932	8.373	45.0	35.700	100%	Probable

Total Sasol	4,026.562	973.944	313.316	51.4	1,497.894

(1)
The coal reserve estimations in this table were compiled under the supervision of John Sparrow, Divisional Manager, Strategic Capacity Management, Sasol Mining.

(2)
The recoverable reserve is an estimate of the expected recovery of the mines in these areas and is determined by the subtraction of losses due to geological and mining factors, and the addition of dilutants such as moisture and contamination.

(3)
P refers to Primary product yield (exported coal); S refers to secondary product yield (coal supplied to Synfuels); the balance is discard.

  Criteria for Proven and Probable:

        Over and above the definitions for coal reserves, probable coal reserves, and proven coal reserves set forth in Industry Guide 7 under the Securities Act, which are included in our Glossary, we consider the following criteria to be pertinent to the classification of the reserves.

        Probable Reserves are those reserve areas where the drill hole spacing is sufficiently close in the context of the deposit under consideration where conceptual mine design can be applied, and for which all the legal and environmental aspects have been considered. Currently this classification results in a variable drill spacing depending on the complexity of the area being considered and is generally less than 500 meters, although in some areas may extend to 880 meters. The influence of increased drilling in these areas should not materially change the underlying geostatistics of the area on the critical parameters such as seam floor, seam thickness, ash, and volatile content.

        Proven Reserves are those reserves for which the drill hole spacing is generally less than 350 meters, for which a complete mine design has been applied which includes layouts and schedules resulting in a full financial estimation of the reserve. This classification has been applied to areas in the production stage or for which a detailed feasibility study has been completed.

  Legal rights on coalfields

        We own, or have existing agreements to mine for, more than 98% of the mineral rights in the Secunda area. We have Article 9 mining permission under the current Minerals Act, consisting of 157,000 hectares of coal rights. See "Item 4.B Business Overview—Regulation of Mining Activities in South Africa".

Sasolburg Operations

  Exploration history

        The Northern Free State area was first explored in the late 1930s. The exploration was conducted by drilling cored diamond boreholes over the current Sasolburg area. Some 600 boreholes were drilled by the South African government. The Sigma mine was established in 1950. Subsequent drilling by the General Mining and Finance Corporation in the 1960s identified more coal reserves in the southwest of the existing Sigma Mine and also extensions to the south and east. Pages M-1 and M-2 include maps showing the location of our Sasolburg coal operations.

        Drilling conducted by us has continued to the present with some 2,813 boreholes having been drilled in total over the whole of the Northern Free State coal reserves. All analytical work was initially done by the state laboratory, the Fuels Research Institute and more recently, by the laboratories of the South African Bureau of Standards in Pretoria.

  Coal seam geology

        There are two primary coal seams of importance, the Number 2 Coal Seam and the Number 3 Coal Seam. These coal seams are separated by a carbonaceous mudstone to siltstone parting and consist of a number of coal plies and carbonaceous mudstone interburdens. The combined coal seams can attain a total thickness of over 30 meters. The individual coal plies are numbered from the base upwards and selected mining horizons are identified on the basis of the coal quality required. The major controlling factor on the coal development is the pre-Karoo basement.

        Selective mining within coal seams implies that strict horizon control is exercised to maintain mining on the selected horizon. This has been done very successfully at the old Sigma underground operations, as well as, at the present Mohlolo underground operation. The visible coal seam geology, a well-defined marker within the seam, assists in the identification and verification of the pre-determined horizon underground, even in areas where the coal seam is displaced because of faulting.

        In general, the quality of the coal (the ash yield or the fixed carbon content) deteriorates from the base of the coal seam to the top of the coal seam.

        In-seam occurrence of inorganic material is rare in the selected mineable area and may consist of carbonaceous mudstone lenses locally. Inorganic material occurs mainly towards the top of the coal seam, but has been excluded from the selected mineable horizon.

        Our Sigma Mine has been active since 1950 and has completed total extraction of room and pillar and longwall mining on both the major coal seams. The current Sigma Mine consists of two operations.

        The two operations are the Wonderwater strip mine, which provides the majority of the tonnages supplied to Sasol Infrachem in Sasolburg, and the Mohlolo underground mine, which was developed out of the northern highwall of the Wonderwater strip mine. The Mooikraal block feasibility study has been completed and the project has been approved for the provision of coal to Sasol Infrachem. The current expected production (2004) is 3.0 Mt per year for Wonderwater and 1.50 Mt per year for Mohlolo. Natural gas is expected to be on line from April 2004.

  Selected mining horizon

        The determination of the selected mining horizon is driven primarily by the required coal quality for the gasification and steam processes at Sasol. In order to define the mining horizon, we conduct detailed sampling of the coal seams on the borehole cores and undertake both a visual and chemical correlation of the plies.

  Reserve estimation

        Sasol Mining has 12.2 Mt recoverable coal reserves immediately available for extraction, for supply to Sasol Synfuels until the primary feedstock is replaced by natural gas from Mozambique. Thereafter, the provision of coal for steam generation, if required, would be supplied from the reserves below and/or from the Mooikraal block.

Coal Reserve Estimations(1)—Supply to Sasol Infrachem Sasolburg (30 May 2003)

Reserve area	Coal seam	Gross in situ tons (Mt)	Geological discount (Mt)	Mine layout losses (Mt)	Extraction rate (%)	Recoverable reserves (Mt)(2)	Proven/ Probable
Wonderwater North	3B	0.845	0.013	0.017	90%	0.734	Proven
	2B	0.844	0.013	0.017	90%	0.733	Proven

Sub Total		1.689	0.025	0.034		1.467

Wonderwater South	3B	2.614	0.039	0.052	90%	2.270	Proven
	2B	6.501	0.098	0.130	90%	5.646	Proven
	2AC	1.094	0.055	0.022	33%	0.336	Proven
	2AB	0.609	0.030	0.012	33%	0.187	Proven

Sub Total		10.818	0.222	0.216		8.439

Mohlolo Existing	3B	2.471	0.124	0.593	40%	0.702	Proven
	2B	5.729	0.286	1.375	40%	1.627	Proven

Sub Total		8.200	0.410	1.968		2.329

Total		20.707	0.657	2.218		12.235

(1)
The coal reserve estimations in this table were compiled under the supervision of John Sparrow, Divisional Manager, Strategic Capacity Management, Sasol Mining.

(2)
100% of the recoverable coal is supplied to the client with no beneficiation undertaken.

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        You should read this section along with our consolidated financial statements for the financial years ended and as at 30 June 2003, 30 June 2002 and 25 June 2001, including the accompanying Notes, that are included in this annual report on Form 20-F. These consolidated financial statements have been prepared in accordance with US GAAP.

5.A    Operating Results

  Company and Business Overview

        We are an integrated oil and gas group with substantial chemical interests, based in South Africa and operating in 23 other countries throughout the world. We are the leading provider of liquid fuels in South Africa in terms of both turnover and sales volumes and a major international producer of chemicals. We use a world-leading technology for the commercial production of synthetic fuels (synfuels) and chemicals from low-grade coal. We expect in the future to apply this technology to convert natural gas to diesel and chemicals. We manufacture over 200 fuel and chemical products, which we sell in more than 90 countries. We also operate coal mines to provide feedstock for our synfuels and chemical plants, manufacture and market synthetic gas (syngas) and operate the only inland crude oil refinery in South Africa. See Note 3 to "Item 18—Financial Statements" for a geographic analysis of our operating results, assets and capital commitments.

        During 2003, we completed the process of integrating the Sasol Chemie businesses acquired in March 2001 into the respective business units of Sasol Olefins and Surfactants and Sasol Solvents (previously included in the Sasol Chemical Industries segment), linked with internal organizational and management restructuring.

        In conjunction with these changes, we also revised our internal financial reporting to our GEC to separately report on the businesses of Sasol Nitro, Sasol Polymers and Sasol Wax. The new segments were previously included in the Sasol Chemical Industries segment. Prior years' segment information has been restated to conform with this presentation.

        The financial information presented to our GEC, including the financial information in the reportable segments, is presented based on IFRS, adopted for our home country reporting. Since the IFRS financial information is the basis for segmental financial decisions, resource allocation and performance assessment, it forms the accounting basis for segment reporting that is disclosed to the investing public. The IFRS segment reporting information is reconciled to the amounts reported in our Group consolidated financial statements, prepared in accordance with US GAAP, for all years presented.

        The reportable segments' profitability as well as assets and liabilities, prepared in accordance with IFRS, have been restated for the years ended 30 June 2002 and 25 June 2001 to reflect changes in accounting policies relating to revenue recognition and the capitalization of borrowing costs. Refer also to Note 3 of "Item 18—Financial Statements".

        We divide our operations into the following segments:

  •
  Sasol Mining.    Our mining operations in South Africa, which accounted for 2% of our total segment turnover in 2003, supply coal mainly to our synfuels and chemicals plants. We also export coal to international customers.

  •
  Sasol Synfuels.    We operate the world's only large commercial-scale coal-based synfuels manufacturing operation, which accounted for 21% of our total segment turnover in 2003. We manufacture syngas from low-grade coal and use our technology to convert syngas into a range of products, including synfuels, chemical feedstock and industrial pipeline gas.

  •
  Sasol Oil and Gas.    We operate South Africa's only inland crude oil refinery. We market liquid and gaseous fuels and lubricants. Liquid fuels include gasoline, diesel, jet fuel, fuel alcohol, illuminating kerosene and fuel oils. Gaseous fuels include liquid petroleum gas. We also provide clean-burning synthetic pipeline gas to the South African market. We are involved in a project to construct a pipeline to transport and supply natural gas from Mozambique to the South African market. This segment accounted for 13% of our total segment turnover in 2003.

  •
  Sasol Olefins and Surfactants.    We manufacture a wide range of surfactants, surfactant intermediates (including alcohols and alkylates), monomers and inorganic speciality chemicals derived mostly from coal and chemical feedstocks. We market these products in the global chemical markets. This segment accounted for 30% of our total segment turnover in 2003.

  •
  Sasol Polymers.    We focus on the production and manufacturing of ethylene and propylene, monomers, polypropylene, polyethylene and polyvinyl chloride polymers and other chemical products through its respective businesses with operations located in South Africa, Malaysia and China. This segment accounted for 10% of our total segment turnover in 2003.

  •
  Sasol Solvents.    We manufacture and market a range of oxygenated solvents derived mostly from coal and chemical feedstocks, in the global chemicals markets. This segment accounted for 9% of our segment turnover in 2003.

  •
  Sasol Wax.    Our wax division produces and markets wax and wax-related products to commodity and specialty wax markets globally. It manufactures crude oil-derived paraffin waxes, as well as synthetic waxes produced on the basis of our Fischer-Tropsch technology. This segment accounted for 7% of our total segment turnover in 2003.

  •
  Sasol Nitro.    We focus on the manufacturing of ammonia and its derivatives, such as fertilizers and explosives and supplying it to markets in the southern hemisphere. This segment accounted for 6% of our total segment turnover in 2003.

  •
  Other.    We are involved in a number of other activities in the energy field, both in South Africa and abroad, which, among others, include international petroleum and gas exploration and production, the development of GTL fuels and production of other chemical products, as well as technology research and development, and our financing activities. These activities accounted for 2% of our total segment turnover in 2003.

        Our business, operating results and financial condition are subject to the influence of a number of factors and conditions. These include conditions in the markets in which we sell our products, including the effect of volatility in the currency markets, most notably in the exchange rate between the Rand and the US dollar, volatility in the international price of crude oil and cyclicality in the prices of chemical products. Other factors which may influence our business and operating results include economic, social, political and regulatory conditions and developments in the countries in which we operate our facilities or market our products.

  Exchange rate volatility

        The Rand is our principal operating currency. However, a large part of our Group's turnover is denominated in US dollars and some part in euro, derived either from exports from South Africa or from our manufacturing and distribution operations outside South Africa. Also, a significant part of our revenues is determined by the US dollar, as petroleum prices in general and the price of most petroleum and chemical products in South Africa are based on global commodity and benchmark prices which are quoted in US dollars. Hence, a large part of our Group sales (approximately 90%) is denominated in US dollars or influenced by the underlying global commodity and benchmark prices which are quoted in US dollars, while about one third of our costs are Rand denominated. Furthermore, a significant part of our capital expenditure is also US dollar-denominated, as it is directed to investments outside South Africa.

The rate of change in the PPI has been for many years above the rate of inflation in the United States. This, among other factors, has resulted in a concomitant decline in the value of the Rand against the US dollar. In recent years, the Rand has steadily depreciated against the US dollar, moving as an average rate from R6.33 in 2000 to R7.64 in 2001 and R10.20 in 2002. However, since early 2002, the Rand has, for a variety of reasons, grown stronger against the US dollar, reaching R6.95 at 6 October 2003. Over this period, the exchange rate has been particularly volatile and we are unable to forecast whether this volatility will continue in the foreseeable future.

        In addition, although the exchange rate of the Rand is primarily market-determined, its value at any time may not be an accurate reflection of the underlying value of the Rand, due to the potential effect of exchange controls. For more information regarding exchange controls in South Africa see "Item 10.D Exchange Controls".

        Up until 2002 trends in our sales and profits have been significantly positively impacted by the Rand's decline against the US dollar. See "Item 3.D Risk Factors—Volatility in exchange rates may adversely affect our business, operating results, cash flows and financial condition". This positive impact reversed to a negative impact in 2003, as the Rand appreciated against the US dollar, as a significant part of our turnover is US dollar based. Should the Rand continue to appreciate against the US dollar in the 2004 year this would have a further negative impact on our profits for this year. Similarly, the significant strengthening of the euro against the US dollar in recent months has negatively impacted the profitability of our European operations where a large part of our costs are euro based and a significant part of our turnover is US dollar based.

  Volatility in crude oil and petroleum products prices

        Market prices for crude oil, natural gas and petroleum products may fluctuate as they are subject to local and international supply and demand fundamentals and factors over which we have no control. Worldwide supply conditions and the price levels of crude oil may be significantly influenced by international cartels, which control the production of a significant proportion of the worldwide supply of crude oil, and by political developments, especially in the Middle East. Other factors which may influence the aggregate demand and, hence, affect the markets and prices for petroleum products in regions where we procure our products from and/or market these products, may include changes in economic conditions, the price and availability of substitute fuels, changes in product inventory, product specifications and other factors. In recent years, prices for petroleum products have fluctuated widely. In recent months the price of crude oil has been stable at a relatively high level.

        A substantial proportion of our turnover is derived from sales of petroleum and petrochemical products. Through our equity participation in the Natref crude oil refinery, we are exposed to fluctuations in refinery margins resulting from differing fluctuations in international crude oil and petroleum product prices. We are also exposed to changes in absolute levels of international petroleum product prices through our synfuels operations. Fluctuations in international crude oil prices affect our results mainly through their effects on the Basic Fuel Price (BFP) price formula introduced on 1 April 2003 and currently in place for the calculation of the refinery gate price of fuel in South Africa. We believe that over the next five years, the government may abolish the refinery gate fuel pricing mechanism. We cannot predict whether and when this may occur and, although we believe such abolishing may increase competitive pressure on our liquid fuel sales, we believe that it should not have a material adverse effect on our business, operating results, cash flows and financial condition. See "Item 4.B Business Overview—Sasol Synfuels" and "Sasol Oil and Gas—Sasol Oil". Furthermore, prices of petrochemical products and natural gas are also affected by volatility in crude oil prices. Volatility and, in particular, decreases in the price of crude oil and petroleum products can have a material adverse effect on our business, operating results, cash flows and financial condition.

        We use hedging instruments to protect against day to day US dollar price volatility affecting the acquisition cost of our crude oil needs, including Rand to US dollar exchange rate fluctuations. While the use of these instruments may provide some protection against short-term volatility in crude oil prices it does not protect against longer term volatility in crude oil prices or differing trends between crude oil and petroleum product prices.

  Cyclicality in petrochemical products prices

        The market for chemicals and especially products such as ketones, alkylates and polymers is cyclical. Typically, higher demand during peaks in the industry business cycles leads producers to increase their production capacity. Although peaks in the business cycle have been characterized by increased selling prices and higher operating margins, in the past such peaks have led to overcapacity and supply exceeding demand growth. Low periods in the business cycle are then characterized by decreasing prices and excess capacity, which can depress operating margins and may result in operating losses. We believe that some areas within the chemicals industry currently show overcapacity with the possibility of further capacity additions in the next few years. We cannot assure you that future growth in demand will be sufficient to absorb current overcapacity or future capacity additions without downward pressure on prices of chemical products. Such pressure may have a material adverse effect on our operating results and cash flows.

  Termination of the Main Supply and Blue Pump Agreements

        We are party to the Main Supply and Blue Pump Agreements, which form a series of long-term supply agreements with the major oil companies operating in South Africa, under which oil companies purchase certain of our petroleum products up to a maximum of 7,740 million liters per year. As a result, we sell more than 80% of our petroleum production capacity to these oil companies under the Main Supply Agreements. Moreover, we are not allowed to market liquid fuels directly to the retail and commercial markets in South Africa, with the main exception of the so-called "Blue Pumps", which are Sasol-branded fuel pumps supplying our own fuels, located at service stations of other oil companies in designated regions. The Main Supply and Blue Pump Agreements are due to terminate in December 2003, pursuant to a notice of termination filed by our company in 1998. For a more detailed discussion of the Main Supply and Blue Pump Agreements and the potential results of their termination, see "Item 4.B Business Overview—Sasol Oil and Gas—Sasol Oil".

        Following termination of the agreements, we intend to conclude new arrangements with the oil companies, which we are already negotiating, to supply their petroleum products requirements in certain geographic areas. We believe that, in time, we should be successful in selling a substantial portion of our aggregate petroleum production to the oil companies under these arrangements. Furthermore, as a result of the termination of the agreements, the restrictions on our ability to market our petroleum products directly to the South African retail market and to commercial customers will expire. We are already developing a service station network with a view to accessing the retail market in South Africa with our own Sasol brand as of 2004, and, in order to enhance the profitability of this network, we intend to concentrate on developing high volume stations in growth areas.

        Nonetheless, we cannot assure you that our negotiations with the oil companies will result in beneficial arrangements. We cannot assure you that we will be successful in competing with the oil companies' established service station networks, or in optimizing the configuration of our network, or in selling the balance of our non-committed petroleum product directly to the commercial or retail markets. Failure to meet any of these objectives may have a material adverse effect on our business, operating results, cash flows and financial condition.

  The South African economic, political and regulatory environment

        We are a South African domiciled company. About 60% of our operations are located and 48% of our sales are generated in South Africa. As a result, we are subject to a certain extent to the uncertainties of the political, economic and regulatory environment of the country.

        The changing political and social environment.    South Africa has faced a rapidly changing political environment since the democratic elections of 1994, when over forty years of apartheid rule came to an end. Whilst the country has made significant progress in meeting and overcoming several social, political and economic challenges, it still faces a series of social, political and economic challenges which may adversely affect our business, operating results, cash flows and financial condition. It is experiencing high levels of unemployment and crime which pose a risk of political and social instability. There are significant differences in the level of economic and social development among its people, with parts of the population not having access to proper education, healthcare, housing and other services, including electricity. Accordingly, transportation, telecommunications and other infrastructure (including electricity supply in the medium to long term) may need to be further upgraded and expanded. As a result of the aforegoing, foreign direct investment into South Africa has been at modest levels. Emigration of skilled workers may in the future have an adverse impact on productivity.

        High inflation and interest rates.    The economy of South Africa, at various times, had high rates of inflation and interest compared to the United States and Europe. Should these conditions recur this would increase our South African-based costs and decrease our operating margins. High interest rates could adversely affect our ability to obtain cost-effective debt financing in South Africa.

        Exchange control regulation.    South African law provides for exchange control regulations which restrict the export of capital from the Common Monetary Area, which includes South Africa, subject to SARB dispensation. These regulations apply to transactions involving South African residents, including both natural persons and legal entities. These regulations also affect our ability to borrow funds from non-South African sources for use in South Africa or repay these funds from South Africa and, in some cases, our ability to guarantee the obligations of our subsidiaries with regard to these funds. These restrictions have affected the manner in which we have financed our acquisitions outside South Africa and the geographic distribution of our debt. See "Item 10.D Exchange Controls" and "Item 5.B Liquidity and Capital Resources".

        Unionized labor force.    Most of South Africa's major industries are unionized, and the majority of employees belong to trade unions. In the past, trade unions have had a significant impact on the collective bargaining process as well as on social and political reform in South Africa in general. It is uncertain whether labor disruptions will be used to advocate labor, political or social causes in the future. Approximately 54% of our labor force in South Africa belong to unions. Although in recent years we have not experienced significant labor disruptions, we cannot assure you that such labor disruptions could not occur in the future.

        Regional instability.    There has been regional, political, and economic instability in some of the countries surrounding South Africa. Such political or economic instability in neighboring countries could affect the social, political and economic conditions in South Africa, and this could have a negative impact on our ability to manage our operations in the country.

        The regulatory environment.    New or proposed legislation, including the draft Petroleum Products Amendment Bill and the draft Petroleum Pipelines Bill, may affect our operating results. In particular, the draft Petroleum Products Amendment Bill, is expected to enact provisions regulating a range of matters including the licensing of persons involved in the wholesale and retail sale of petroleum products, and may impact the conditions and cost of our entry into the retail fuel market in South Africa. See "Item 4.B Business Overview-Sasol Oil and Gas-Sasol Oil" and "—Regulation of Petroleum-Related Activities in

South Africa". The draft Petroleum Pipelines Bill, is expected to regulate petroleum pipelines activities, including the construction and operation of petroleum pipelines, and the delivery of certain commercial services in connection with these pipelines and may affect the competitiveness of our crude oil-derived fuels and synfuels. See "Item 4.B Business Overview-Sasol Oil and Gas-Sasol Oil" and "Regulation of Petroleum-Related Activities in South Africa".

        Empowering historically disadvantaged groups.    In November 2000, we became party to an agreement with the government and the liquid fuels industry, the Charter for the South African Petroleum and Liquid Fuels Industry on Empowering Historically Disadvantaged South Africans in the Petroleum and Liquid Fuels Industry, (the Liquid Fuels Charter) which requires us, together with other companies in the industry, to allow and facilitate participation of historically disadvantaged South Africans in our liquid fuels business. See "Item 4.B Business Overview-Sasol Oil and Gas-Sasol Oil" and "—Empowerment of historically disadvantaged South Africans". The Liquid Fuels Charter requires us to ensure that historically disadvantaged South Africans hold at least 25% equity ownership of our liquid fuels business by the year 2010. We cannot assure you that these transactions will take place at fair market terms. In addition, it is not currently known what financing arrangements will ultimately be put in place to support these transactions, and we cannot assure you that we will not be required to participate in these arrangements or support them with our own credit or assets.

        Furthermore, the Mining Charter, together with the recently published scorecard to facilitate the interpretation of our compliance with the Mining Charter, requires mining companies to ensure that historically disadvantaged South Africans hold at least 15% ownership of mining assets or equity in South Africa within 5 years and 26% ownership within 10 years from its signing. See "Item 4.B Business Overview-Sasol Mining" and "—Empowerment of Historically Disadvantaged South Africans". It also requires mining companies to assist historically disadvantaged South Africans in securing finance to fund their equity participation in an amount of R100 billion within the first five years after its signing; beyond the R100 billion commitment, the Mining Charter requires that participation of historically disadvantaged South Africans should be increased towards the 26% target, on a willing seller buyer basis, at fair market value and where the mining companies are not at risk.

        Various principles of the Mining Charter may in the future be incorporated in regulations to be promulgated by the Minister of Minerals and Energy under the new Mineral and Petroleum Resources Development Act with respect to the South African mining industry. We will need to apply for conversion of our existing mining and prospecting rights under the Mineral and Petroleum Resources Development Act. When considering applications for the conversion of existing mining licenses under the Mineral and Petroleum Resources Development Act, the Minister of Minerals and Energy must take into account, among other factors, the applicant company's compliance with the Mining Charter. See "3.D Risk Factors—New mining legislation may have an adverse effect on our mineral rights" and "Item 4.B Business Overview—Regulation of Mining Activities in South Africa".

        We are closely monitoring developments in connection with the Mining Charter and its application to our Company. In any case, we intend to undertake any appropriate action required to ensure conversion of our existing mining rights under the Mineral and Petroleum Resources Development Act. We may need to incur costs in connection with any potential restructuring that we may undertake as a result of compliance with the Mining Charter and relevant developments. See "3.D Risk Factors—Initiatives for the empowerment of historically disadvantaged South Africans and other related initiatives and legislation may have an adverse impact on our business, operating results, cash flows and financial condition."

        Under the South African Employment Equity Act, we have an obligation to promote equal opportunity and fair treatment in employment by eliminating unfair discrimination and to implement affirmative action measures to address employment disadvantages experienced by designated groups in order to ensure the equitable representation in all occupational categories and levels in our work force. We will incur costs in implementing these processes, which we have not yet quantified. See "Item 6.D Employees".

        The HIV/AIDS problems.    HIV/AIDS and tuberculosis are the major healthcare challenges faced by our South African and other sub-Saharan operations. See "Item 6.D Employees".

        We incur costs relating to the medical treatment and loss of infected personnel, as well as the related loss of productivity. We also incur costs relating to the recruitment and training of new personnel. As we are not allowed to run tests, we cannot verify the number of HIV infections and thus, we are not in a position to accurately quantify these costs. In addition, we have invested an initial sum of R4 million in implementing SHARP, our initiative to respond to the HIV/AIDS problem in an effective and sustainable way.

  Competition by products originating from countries with low production costs

        A significant part of our chemical production facilities is located in developed countries, including the United States and Europe. Economic and political conditions in these countries result in relatively high labor costs and, in some regions, inflexible labor markets, compared to others. Increasing competition from regions with lower labor costs and feedstock prices, for example the Middle East and China, exercises pressure on the competitiveness of our chemical products and, therefore, on our profit margins and may result in withdrawal of particular products or closure of facilities. We cannot assure you that increasing competition by products originating from countries with low production costs will not result in withdrawal of our products or closure of our facilities, which may have a material adverse effect on our business, operating results and cash flows.

  Change of financial year end

        Our financial year 2001 ended on 25 June 2001, while our financial years 2002 and 2003 ended on 30 June 2002 and 2003, respectively. As a result, financial year 2002 was longer than 2001 by five days, a difference which did not have a material effect on our results in 2002.

Critical Accounting Policies

        The preparation of our financial statements to conform with US GAAP requires management to establish accounting policies and make estimates and assumptions that affect our reported amounts of assets and liabilities and reported results. Actual results may differ from these estimates. Certain of our accounting policies have been identified as critical accounting policies by considering which policies involve particularly complex or subjective decisions or assessments and these are discussed below. Such accounting policies include the methodology used to estimate the deferred tax position of the company, evaluate the impairment of long-lived assets, estimate our asset retirement obligations, estimate our employee benefit obligations and amortize our mining assets. The discussion below of these critical accounting policies should be read in conjunction with the statement of our Significant Accounting Policies set out in Note 2 of "Item 18—Financial Statements".

  Secondary Taxation on Companies

        In South Africa, we pay both income tax and Secondary Taxation on Companies (STC). STC is levied on companies at a rate of 12.5% of dividends distributed. However, in the case of companies liquidated after 1 April 1993, STC is only payable on undistributed earnings earned after 1 April 1993. The tax becomes due and payable on declaration of a dividend.

        We provide deferred tax on all temporary differences arising between the carrying values of assets and liabilities for accounting purposes and the amounts used for tax purposes unless there is a temporary difference that is specifically excluded in accordance with generally accepted accounting principles. Sasol does not provide deferred taxes related to STC until a dividend has been declared. We believe that this is consistent with the accounting principle that disallows the accrual of dividend payments prior to dividend declaration.

        We are aware that some non-Sasol companies with operations in South Africa record deferred taxes at the full distributed rate of 37.8%, the rate applied only if all earnings are distributed as dividends. If we were to provide for deferred taxes on the potential STC arising on our undistributed earnings, should these be declared as dividends, there would be an increase in deferred tax liabilities of R3,762 million at 30 June 2003 (2002—R3,297 million; 2001—R2,437 million) resulting in a net deferred tax liability of R8,844 million at 30 June 2003 (2002—R8,386 million; 2001—R7,158 million). Income tax expense would increase by R465 million resulting in total net income (earnings attributable to shareholders) of R6,879 million for the year ended 30 June 2003 (2002—R860 million and R 8,574 million; 2001—R649 million and R6,303 million, respectively). The additional deferred tax liability would result in total shareholders' equity of R28,943 million at 30 June 2003 (2002—R27,647 million; 2001—R20,941 million). We expect that R1,877 million of undistributed earnings earned before 1 April 1993 of two dormant companies will be distributed without attracting STC of R209 million.

  Impairment of long-lived assets

        Property, plant and equipment and other non-current assets, including goodwill and other intangibles, are reviewed using economic valuations to calculate impairment losses whenever events or a change in circumstance indicate that the carrying amount may not be recoverable. In carrying out the economic valuations, an assessment is made of the future cash flows expected to be generated by the assets, taking into account current market conditions and the expected lives of the assets. The actual outcome can vary significantly from our forecasts, thereby affecting our assessment of future cash flows. Assets whose carrying values exceed their estimated recoverable amount, determined on an undiscounted basis, are written down to an amount determined using discounted net future cash flows expected to be generated by the asset. The expected future cash flows are discounted at a credit adjusted rate based on government bonds in South Africa as well as the inter-bank interest rate indices in the other geographic locations in which our assets are held.

  Asset retirement obligations

        We have significant obligations to remove plant and equipment and rehabilitate land in areas in which we conduct operations upon termination of such operations. Removal and restoration obligations are primarily associated with our mining and petrochemical operations around the world. The estimated fair value of dismantling and removing these facilities is accrued for as the obligation arises, if estimable, concurrent with the recognition of an increase in the related asset's carrying value. Estimating the future asset removal costs is complex and requires management to make estimates and judgments because most of the removal obligations will be fulfilled in the future and contracts and regulations often have vague descriptions of what constitutes removal. Further, management is required to determine the discount rate to be used in calculating the obligation based on the amount of the credit risk of the Group which varies depending on the underlying interest rate environment. Future asset removal costs are also influenced by changing removal technologies, political, environmental, safety, business relations and statutory considerations. The actual liability for rehabilitation costs can vary significantly from our estimate and, as a result, the liabilities that we report can vary significantly if our assessment of these costs changes.

  Employee benefits

        We provide for our obligations and expenses for pension and provident funds as they apply to both defined contribution and defined benefit schemes, as well as post-retirement healthcare liabilities. The amount provided is determined based on a number of assumptions and in consultation with an independent actuary. These assumptions are described in Note 23 to "Item 18—Financial Statements" and include, among others, the discount rate, the expected long-term rate of return of pension plan assets, healthcare inflation costs and rates of increase in compensation costs. The nature of the assumptions is inherently long-term, and future experience may differ from these estimates. For example, a one percentage point increase in assumed healthcare cost trend rates would increase the total post-retirement benefit obligation by R378 million to R2,479 million at 30 June 2003.

        The Group recognises the proportion of actual gains/(losses) on the pension fund valuation as income or expense if the net cumulative unrecognized actuarial gains and losses at the end of the previous reporting period exceed the greater of

  •
  10% of the present value of the defined benefit obligation at that date; and

  •
  10% of the fair value of any plan assets at that date.

        (the 10% corridor rule) whereas in respect of post retirement medical aid valuation the Group accounting policy requires the immediate recognition net actuarial gains/(losses).

        While management believes that the assumptions used are appropriate, significant changes in the assumptions may materially affect our pension and other post-retirement obligations and future expense.

  Amortization of mining assets

        We calculate amortization charges on mining assets using the units-of-production method, which is based on our proven and probable reserves, not exceeding the estimated useful lives of the mines. The lives of the mines are estimated by our geology department using interpretations of mineral reserves, as determined in accordance with Industry Guide 7 under the US Securities Act of 1933, as amended. The estimate of the total reserves of our mines could be materially different from the actual coal mined. The actual usage by the mines may be impacted by changes in the factors used in determining the economic value of our mineral reserves, such as the coal price and foreign currency exchange rates. Any change in management's estimate of the total expected future lives of the mines would impact the amortization charge recorded in our consolidated financial statements, as well as our estimated asset retirement obligations as measured on the incremental method.

OUR RESULTS OF OPERATIONS FOR THE YEARS ENDED 30 JUNE 2003 AND 30 JUNE 2002

        The financial results below are stated under US GAAP.

Results of operations

Category	2003	2002	Change
				Change
	(Rand in millions)			(%)
Turnover	63,769	55,667	8,102	15
Other operating income	603	1,221	(618)	(51)
Net foreign exchange (losses)/gains	(2,437)	620	(3,057)	(493)
Operating costs and expenses	(50,924)	(43,284)	(7,640)	18

Operating profit	11,011	14,224	(3,213)	(23)
Other expenses	(64)	(46)	(18)	(39)

Income before tax, earnings of equity accounted investees, minority interest	10,947	14,178	(3,231)	(23)
Income tax	(3,915)	(4,723)	808	17

Income after tax, but before earnings of equity accounted investees, minority interest	7,032	9,455	(2,423)	(26)
(Losses)/earnings of equity accounted investees	(47)	35	(82)	(234)
Minority interest	(170)	(56)	(114)	204

Earnings attributable to shareholders before cumulative effect of change in method of accounting	6,815	9,434	(2,619)	(28)
Change in method of accounting for asset retirement obligations, net of tax of R227 million	529	—	529	100

Earnings attributable to shareholders	7,344	9,434	(2,090)	(22)

Turnover

        Turnover consists of the following categories:

Category	2003	2002	Change
				Change
	(Rand in millions)			(%)
Sale of products	62,509	54,004	8,505	16
Services rendered	502	1,358	(856)	(63)
Commission and marketing income	758	305	453	149

Total turnover	63,769	55,667	8,102	15

        Turnover for 2003 amounted to R63,769 million, an increase of R8,102 million or 15%, compared to R55,667 million for 2002.

        The net increase of R8,102 million in turnover is mainly attributable to increases in the sale of products of R11,350 million which consists of increases in product prices of R4,182 million, increases in crude oil prices of R1,592 million and volumes of R5,576 million, mainly due to Schümann Sasol being consolidated under US GAAP for the first time in 2003, following the acquisition of the additional 33.3% with effect 1 July 2002. These increases were partly offset by the negative currency effect of R2,845 million arising due to the appreciation of the Rand. Additionally, services rendered decreased by R856 million and commissions and marketing income increased by R453 million.

        The average Rand to US dollar exchange rate, as quoted by the Federal Reserve Bank of New York of R9.04 in 2003, was 11% stronger than the average of R10.20 in 2002. The average crude oil price, of US$27.83/bbl in 2003 was 20% higher than the average of US$23.24/bbl in 2002. Our average US dollar refining margins in 2003 remained approximately constant at the levels of 2002.

        The basket of international prices for our key chemical products, including those for ammonia, polymers, ethylene, solvents, phenolics and waxes, increased by more than 2% during 2003. The impact of the higher oil and chemical prices was mitigated by the appreciation of the Rand against the US dollar.

  Other operating income

        Other operating income in 2003 amounted to R603 million, which represents a decrease of R618 million or 51%, compared to R1,221 million in 2002. This decrease is mainly attributable to the non-recurrence of the insurance proceeds of R541 million which were received in the 2002 year in connection with the Natref fire, which occurred in June 2001.

  Net foreign exchange (losses)/gains

        Net foreign exchange losses for 2003 amounted to R2,437 million which represents a decrease of R3,057 million compared to a gain of R620 million in 2002. The decrease is mainly attributable to the appreciation of the Rand against the US dollar.

Operating costs and expenses

        Operating costs and expenses consists of the following categories:

Category	2003	2002	Change
				Change
	(Rand in millions)			(%)
Cost of products sold	38,415	30,949	7,466	24
Cost of services rendered	475	569	(94)	(17)
Selling and distribution costs	4,976	4,296	680	16
Administrative expenses	4,402	4,265	137	3
Other operating expenses	2,656	3,205	(549)	(17)

Total operating costs and expenses	50,924	43,284	7,640	18

        Operating costs and expenses in 2003 amounted to R50,924 million, an increase of R7,640 million or 18%, compared to R43,284 million in 2002.

        Cost of products sold.    The cost of products sold in 2003 amounted to R38,415 million, an increase of R7,466 million or 24%, compared to R30,949 million in 2002. This increase of R7,466 million is mainly due to an escalation of feedstock costs (the increase in PPI for 2003 was 9.5%) and an increase in volumes which was mainly due to Schümann Sasol being consolidated under US GAAP for the first time in 2003. Compared to sales of products, the cost of products sold was 61% in 2003 and 57% in 2002.

        Cost of services rendered.    Cost of services rendered in 2003 amounted to R475 million, a decrease of R94 million or 17%, compared to the R569 million in 2002.

        Selling and distribution costs.    These costs comprise marketing and distribution of products as well as advertising, salaries and expenses of marketing personnel, freight, railage and customs and excise duty. Selling and distribution costs in 2003 amounted to R4,976 million, an increase of R680 million or 16%, compared to R4,296 million in 2002. This increase is mainly attributable to escalation of costs and an increase in commissions paid. Compared to sales of products, selling and distribution costs represented 8% in both 2003 and 2002.

        Administrative expenses.    These costs comprise expenditure of personnel and administrative functions, including accounting, information technology, human resources, legal and administration, as well as pension, post-retirement healthcare and Sasol Share Incentive Scheme costs. Administrative expenses in 2003 amounted to R4,402 million, an increase of R137 million or 3%, compared to R4,265 million in 2002. This increase is mainly attributable to the escalation of payroll costs due to a general salary increase to South African-based employees of 8%, and an increase in net periodic pension cost of R238 million, partly offset by savings in other administrative expenses. Compared to turnover, administrative expenses represented 7% of product sales in 2003, and 8% in 2002.

        Other operating expenses.    Other operating expenses (including impairments) in 2003 amounted to R2,656 million, a decrease of R549 million or 17%, compared to R3,205 million in 2002. Other operating expenses excluding impairments amounted to R2,598 million in 2003, a decrease of R416 million or 14%, compared to R3,014 million in 2002. This decrease generally arose from cost savings initiated and implemented in previous years. Impairment of property, plant and equipment, intangible assets and investments for 2003 amounted to R58 million, compared to R191 million in 2002. Details are as follows:

Impairments

Item		2003	2002
	Segment
		(Rand in millions)
Waxy oil cleanup and reductants	Wax	—	20
Alcohol dehydration plant	Synfuels	—	24
Other smaller assets	Other businesses	5	6
Interest capitalized(1)		—	5

Total property, plant and equipment		5	55
Impairment of goodwill	Wax	48	—
Other intangible assets	Other businesses	5	—

Total intangible assets		53	—
Sasol DHB Investment	Nitro	—	136

Total investment		—	136

Total		58	191

(1)
Not allocated to business segments.

Operating profit

        Turnover for 2003 increased by R8,102 million or 15% which was reduced by a decrease in other operating income of R618 million, an increase in net foreign exchange losses of R3,057 million and an increase in operating costs and expenses of R7,640 million. This resulted in a decrease in operating profit of R3,213 million or 23% from R14,224 million in 2002 to R11,011 million in 2003.

Other income/(expenses)

Category	2003		2002		Change
							Change
	(Rand in millions)						(%)
Dividends received	14		3		11		367
Interest income	193		226		(33)		(15)
Interest incurred		(1,279)		(836)		(443)	(53)
Interest capitalized		1008		561		447	80

Finance costs	(271)		(275)		4		1

Net other expenses	(64)		(46)		(18)		(39)

        Net other expenses in 2003 amounted to R64 million, compared to R46 million in 2002, an increase of R18 million.

        Interest income amounted to R193 million in 2003, a decrease of R33 million or 15%, compared to R226 million in 2002. This decrease is mainly attributable to translation differences on interest income from investments in foreign countries due to the appreciation of the Rand against the US dollar, as well as lower average cash balances.

        Interest incurred in 2003 amounted to R1,279 million, of which R1,008 million was capitalized, compared to interest incurred of R836 million in 2002, of which R561 million was capitalized. The increase in interest incurred was mainly a result of increased borrowings. Capitalized interest increased due to increased investment in property, plant and equipment in 2003. Accordingly, finance costs amounted to R271 million in 2003, a decrease of R4 million or 1%, compared to finance costs of R275 million in 2002.

Taxation

        Taxation in 2003 amounted to R3,915 million, a decrease of R808 million or 17%, compared to R4,723 million in 2002. These amounts include a deferred tax expense of R114 million in 2003 and a deferred tax benefit of R18 million in 2002. The decrease in taxation is broadly in line with the decrease in net income before taxation. The effective tax rate was 35.8% in 2003 and 33.3% in 2002. The difference between the statutory tax rate of 30% and the effective tax rate results mainly from STC which is levied at a rate of 12.5%, differences in foreign tax rates, disallowed expenditure and exempt income for 2003.

(Losses)/earnings of equity accounted investees

        Losses of equity accounted investees amounted to R47 million in 2003, a decrease of R82 million or 235%, compared to a profit of R35 million in 2002. This decrease is mainly attributable to losses of R169 million incurred by some of our equity accounted investees, principally Sasol Chevron and Petlin. These losses were offset by profits of R122 million, mainly from Merisol, Sasol Southwest Energy and Fuel Firing Systems in 2003. The acquisition of the remaining interest in Schümann Sasol with effect from 1 July 2002, resulted in it being reclassified from an equity accounted investee to a subsidiary. The effect of this is that the profits of Schümann Sasol of R76.9 million in 2002 are no longer offset against the net losses of equity accounted investees, as was the case in 2002.

Minority interest

        Minority interest in 2003 amounted to R170 million, compared to R56 million in 2002. This is mainly attributable to increased profit allocation arising from the improved results of Naledi Petroleum Holdings and Natref.

Change in method for accounting for asset retirement obligations

        During the 2003 year, the Group changed its method of accounting for asset retirement obligations in connection with the adoption of SFAS 143, Accounting for Asset Retirement Obligations. The cumulative adjustment for the change in accounting principle resulted in an after tax income of R529 million as of 1 July 2002. This adjustment is due to the difference in the method of accruing asset retirement costs under SFAS 143 compared with the method required by SFAS 5, Accounting for Contingencies. Refer also to Note 7 of "Item 18—Financial Statements".

Earnings attributable to shareholders

        As a result of the factors discussed above, earnings attributable to shareholders in 2003 was R7,344 million, a decrease of R2,090 million or 22%, compared to R9,434 million in 2002.

OUR RESULTS OF OPERATIONS FOR THE YEARS ENDED 30 JUNE 2002 AND 25 JUNE 2001

        The financial results below are stated under US GAAP.

Results of operations

	2002	2001	Change
				Change
	(Rand in millions)%
Turnover	55,667	37,636	18,031	48
Other operating income	1,221	594	627	106
Net foreign exchange gains	620	189	431	228
Operating costs and expenses	(43,284)	(28,189)	(15,095)	(54)

Operating profit	14,224	10,230	3,994	39
Other (expenses)/income	(46)	44	(90)	(205)

Income before tax, earnings of equity accounted investees, minority interest	14,178	10,274	3,904	38
Income tax	(4,723)	(3,378)	(1,345)	(40)

Income after tax, but before earnings of equity accounted investees, minority interest	9,455	6,896	2,559	37
Earnings of equity accounted investees	35	56	(21)	(38)
Minority interest	(56)	—	(56)	(100)

Earnings attributable to shareholders	9,434	6,952	(2,482)	(36)

Turnover

        Turnover consists of the following categories:

	2002	2001	Change
				Change
	(Rand in millions)%
Sale of products	54,004	36,472	17,532	48
Services rendered	1,358	887	471	53
Commission and marketing	305	277	28	10

Total turnover	55,667	37,636	18,031	48
Sasol Chemie turnover(1)	(20,882)	(5,717)	(15,165)	265

Total turnover excluding Sasol Chemie	34,785	31,919	2,866	9

(1)
Sasol Chemie was consolidated for the entire year 2002, as opposed to four months in 2001.

        Turnover for 2002 was R55,667 million, an increase of R18,031 million or 48%, compared to R37,636 million for 2001. The primary factor which resulted in this increase is the acquisition of Sasol Chemie, effective 1 March 2001, which contributed a full year of operations in 2002, resulting in additional turnover of R15,165 million, as opposed to four months in 2001.

        Excluding Sasol Chemie, turnover in 2002 amounted to R34,785 million, an increase of R2,866 million or 9%, compared to R31,919 million in 2001. This increase of R2,866 million in turnover is mainly attributable to the depreciation of the Rand against the US dollar, resulting in a positive impact of R6,821 million, increases of R471 million in services rendered and R28 million in commissions and marketing income, partly offset by the negative impact of lower crude oil and chemical prices of R4,454 million.

        The average Rand to US dollar exchange rate, as measured by the Federal Reserve Bank of New York of R10.20 in 2002 was 34% weaker than the average of R7.64 in 2001. The average crude oil price of US$23.24/bbl in 2002 was 18% lower than the average of US$28.38/bbl in 2001. Our US dollar refining margins in 2002 were also considerably lower than the exceptional levels of 2001.

        The basket of international prices for our key chemical products, including those for ammonia, polymers, ethylene, solvents, phenolics and waxes, declined by more than 20% during 2002. The impact of the lower oil and chemical prices was mitigated in respect of US dollar-linked products produced in South Africa by further depreciation of the Rand against the US dollar.

  Other operating income

        Other operating income in 2002 amounted to R1,221 million, which represents an increase of R627 million or 106%, compared to R594 million in 2001. The increase of R627 million is mainly attributable to insurance proceeds of R541 million received in connection with the Natref fire, which occurred in June 2001.

  Net foreign exchange gains

        Net foreign exchange gains for 2002 amounted to R620 million, which represents an increase of R431 million or 228%, compared to R189 million in 2001. The increase of R431 million is mainly attributable to the depreciation of the Rand against the US dollar.

Operating costs and expenses

        Operating costs and expenses consists of the following categories:

	2002	2001	Change
				Change
	(Rand in millions)%
Cost of products sold	30,949	19,314	11,635	60
Cost of services rendered	569	468	101	22
Selling and distribution costs	4,296	2,108	2,188	104
Administrative expenses	4,265	2,658	1,607	60
Other operating expenses	3,205	3,641	(436)	(12)

Total operating costs and expenses	43,284	28,189	15,095	54
Sasol Chemie operating costs and expenses(1)	(20,014)	(5,638)	(14,376)	(255)

Operating costs and expenses excluding Sasol Chemie	23,270	22,551	719	3

(1)
Sasol Chemie was consolidated for the entire year 2002, as opposed to four months in 2001.

        Operating costs and expenses in 2002 was R43,284 million, an increase of R15,095 million or 54%, compared to R28,189 million in 2001. Excluding Sasol Chemie, operating costs and expenses increased by R719 million or 3%.

        Cost of products sold.    Cost of products sold in 2002 amounted to R30,949 million, an increase of R11,635 million or 60%, compared to R19,314 million in 2001. The acquisition of Sasol Chemie contributed R10,962 million to this increase. Excluding Sasol Chemie, the cost of products sold in 2002 was R15,530 million, or 5% higher than 2001, mainly due to an escalation of costs that was, however, lower than the increase in PPI for 2002 of 11%. Compared to turnover excluding Sasol Chemie, the cost of products sold was 44% in 2002 and 47% in 2001.

        Cost of services rendered.    Cost of services rendered in 2002 amounted to R569 million, an increase of R101 million or 22%, compared to the R468 million in 2001. This increase is mainly attributable to escalation of costs and R51 million insurance excess paid by Natref in 2002 due to the fire incident.

        Selling and distribution costs.    Selling and distribution costs in 2002 amounted to R4,296 million, an increase of R2,188 million or 104%, compared to R2,108 million in 2001. These costs comprise marketing and distribution of products as well as advertising, salaries and expenses of marketing personnel, logistic costs of freight, railage and customs and excise duty. Excluding Sasol Chemie, selling and distribution costs amounted to R1,874 million in 2002, compared to R1,498 million in 2001, an increase of R376 million or

25%. This increase is mainly attributable to escalation of costs and an increase in commissions paid. Compared to sales of products excluding Sasol Chemie, selling and distribution costs excluding Sasol Chemie represented 5% of product sales in both 2002 and 2001.

        Administrative expenses.    Administrative expenses in 2002 amounted to R4,265 million, an increase of R1,607 million or 60%, compared to R2,658 million in 2001. These costs comprise expenditure of personnel and administrative functions, including accounting, information technology, human resources, legal and administration, as well as pension, post-retirement healthcare and Sasol Share Incentive Scheme costs.

        Excluding Sasol Chemie, administrative expenses amounted to R2,302 million in 2002, compared to R2,164 million in 2001, an increase of R346 million or 18%. This increase is mainly attributable to the escalation of payroll costs due to a general salary increase to South African-based employees of 8%, an increase in stock compensation expense of R30 million due to reporting under APB 25 (accounting standard providing for a measurement basis for share options awarded to employees), an increase in post-retirement healthcare obligations of R9 million and an increase in pension liabilities of R28 million. Compared to sales of products excluding Sasol Chemie, administrative expenses excluding Sasol Chemie represented 7% of product sales in 2002, compared to 6% in 2001.

        Other operating expenses.    Other operating expenses in 2002 amounted to R3,205 million, a decrease of R436 million or 12%, compared to R3,641 million in 2001. Other operating expenses excluding impairments amounted to R3,014 million in 2002, a decrease of R39 million or 1%, compared to R3,053 million in 2001. Impairment of property, plant and equipment, intangible assets and investments for 2002 amounted to R191 million, compared to R588 million in 2001. Details are as follows:

Impairments

Item		2002	2001
	Segment
		(Rand in millions)
Waxy oil cleanup and reductants	Wax	20	—
Alcohol dehydration plant	Synfuels	24	—
Other smaller assets	Other businesses	6	—
Acrylonitrile plant	Polymers	—	440
Interest capitalized(1)		5	57
Mining activities	Mining	—	26
Filter plant	Mining	—	30

Total property, plant and equipment		55	553
Congo Marine 6	Other (Sasol Petroleum International)	—	35

Total intangible assets		—	35
Sasol DHB Investment	Nitro	136	—

Total investment		136	—

Total		191	588

(1)
Not allocated to business segments.

        The operation of the Acrylonitrile plant was suspended during 1999 after the world market price for the product dropped to a level where the plant was no longer considered economically viable. In 2001, our Board decided to decommission the plant following a continued downward trend in the South African fibers market. The Sasol DHB joint venture has under-performed, as a result of a downturn in regional mining and explosives industries. We wrote down our entire investment in the DHB joint venture in 2002.

Operating profit

        Operating profit in 2002 amounted to R14,224 million, an increase of R3,994 million or 39%, compared to R10,230 million in 2001. This increase was partly attributable to a positive impact of R723 million, resulting from the consolidation of Sasol Chemie for a full year in 2002, as opposed to four months in 2001.

        Excluding Sasol Chemie, operating profit increased to R13,311 million in 2002, representing an increase of R3,272 million or 33%, from R10,039 million in 2001. The increase of R3,272 million was largely attributable to an increase in turnover of R2,866 million or 9%, an increase in other operating income of R591 million and an increase in net foreign exchange gains of R463 million or 242%, partly offset by an increase in operating costs and expenses of R719 million or 3%.

Other (expenses)/income

Category	2002		2001		Change
							Change
	(Rand in millions)						(%)
Dividends received	3		13		(10)		(77)
Interest income	226		215		11		5
Interest incurred		(836)		(487)		(349)		(72)
Interest capitalized		561		303		258		85
Finance costs	(275)		(184)		(91)		(49)

Net other (expenses)/income	(46)		44		(90)			—

        Net other income and expenses (dividends received plus interest income, less finance costs) in 2002 amounted to expenses of R46 million, compared to income of R44 million in 2001, a decrease in income of R90 million.

        Interest income amounted to R226 million in 2002, an increase of R11 million or 5%, compared to R215 million in 2001. This increase is mainly attributable to translation differences on interest income from investments in foreign countries.

        Interest incurred in 2002 amounted to R836 million, of which R561 million was capitalized, compared to interest incurred of R487 million in 2001, of which R303 million was capitalized. Accordingly, finance costs amounted to R275 million in 2002, an increase of R91 million or 49%, compared to finance costs of R184 million in 2001. The increase in interest incurred was mainly a result of incurring increased borrowings costs in connection with the financing of the Sasol Chemie acquisition for a full year in 2002, as opposed to four months in 2001. Capitalized interest increased due to increased investment in property plant and equipment in 2002.

Taxation

        Taxation in 2002 amounted to R4,723 million, an increase of R1,345 million or 40%, compared to R3,378 million in 2001. These amounts include a deferred tax benefit of R18 million in 2002 and a benefit of R525 million in 2001. The increase in taxation is broadly in line with the increase in net income before taxation. The effective tax rate was 33.3% in 2002 and 32.9% in 2001. The difference between the statutory tax rate of 30% and the effective tax rate results mainly from STC which is levied at a rate of 12.5%, differences in foreign tax rates, disallowed expenditure and exempt income for 2002.

Earnings of equity accounted investees

        Earnings of equity accounted investees amounted to R35 million in 2002, a decrease of R21 million or 38%, compared to R56 million in 2001. This decrease is mainly attributable to higher losses incurred by some of our equity accounted investees.

Minority interest

        Minority interest in 2002 amounted to R56 million, compared to Rnil in 2001. In 2001 Naledi Petroleum Holdings incurred a loss, which resulted in no minority interest, compared to realized profits resulting in a minority interest in 2002.

Earnings attributable to shareholders

        As a result of the factors discussed above, earnings attributable to shareholders in 2002 was R9,434 million, an increase of R2,482 million or 36%, compared to R6,952 million in 2001.

        Excluding Sasol Chemie, earnings attributable to shareholders in 2002 was R9,268 million, an increase of R2,309 million or 33%, compared to R6,959 million in 2001.

Segments overview

        We manage our business on the basis of the following segments:

  •
  Sasol Mining;

  •
  Sasol Synfuels;

  •
  Sasol Oil & Gas;

  •
  Sasol Olefins and Surfactants;

  •
  Sasol Polymers;

  •
  Sasol Solvents;

  •
  Sasol Wax;

  •
  Sasol Nitro; and

  •
  Other.

        The following is a discussion of our segment results. Segmental financial performance is measured on a management basis which is prepared in accordance with IFRS. This approach is based on the way management organizes segments within our Group for making operating decisions and assessing performance. For more information on the reconciliation of segment turnover and operating profit under IFRS to the corresponding amounts prepared under US GAAP, see below "Reconciliation of segment results to US GAAP" and Note 3 to our consolidated financial statements.

        During 2003, we completed the process of integrating the Sasol Chemie business into the respective businesses units of Sasol Olefins and Surfactants and Sasol Solvents, linked with internal organizational and management restructuring.

        In conjunction with these changes, we also revised our financial reporting to the GEC, to separately report on the businesses of Sasol Nitro, Sasol Polymers and Sasol Wax. The new segments were previously included in the Sasol Chemical Industries segment. Prior year segment information has been restated to conform with this presentation.

        The reportable segments' profitability as well as assets and liabilities, prepared in accordance with IFRS have been restated for the years ended 30 June 2002 and 25 June 2001 to reflect a change in accounting policy relating to the capitalization of borrowing costs and a change in accounting treatment relating to revenue recognition. For additional information on the impact of the restatement, refer to "Item 3.A—Selected Financial Data".

        We believe that intersegment sales and transfers were entered into under terms and conditions substantially similar to terms and conditions which would have been negotiated with an independent third party.

Turnover per segment

2003	Sasol Mining	Sasol Synfuels	Sasol Oil & Gas	Sasol Olefins & Surfactants	Sasol Polymers	Sasol Solvents	Sasol Wax	Sasol Nitro	Other	Total segments 2003

	(Rand in millions except for percentages)
External	1,013	13,643	8,507	19,543	6,245	5,950	4,663	3,810	1,181	64,555
% of external turnover	2%	21%	13%	30%	10%	9%	7%	6%	2%	100%
Inter-segment	4,003	4,309	473	290	116	622	110	117	2,679	12,719
% of inter-segment turnover	31%	34%	4%	2%	1%	5%	1%	1%	21%	100%

Aggregated turnover	5,016	17,952	8,980	19,833	6,361	6,572	4,773	3,927	3,860	77,274

Elimination—inter-segment turnover										(12,719)

Total segment turnover										64,555

2002 Restated(1)	Sasol Mining	Sasol Synfuels	Sasol Oil & Gas	Sasol Olefins & Surfactants	Sasol Polymers	Sasol Solvents	Sasol Wax	Sasol Nitro	Other	Total segments 2002

	(Rand in millions except for percentages)
External	1,239	12,620	6,414	19,129	5,580	5,666	3,840	3,984	1,118	59,590
% of external turnover	2%	21%	11%	32%	9%	10%	6%	7%	2%	100%
Inter-segment	3,651	3,959	372	254	115	139	53	138	2,415	11,096
% of inter-segment turnover	33%	36%	3%	2%	1%	1%	1%	1%	22%	100%

Aggregated turnover	4,890	16,579	6,786	19,383	5,695	5,805	3,893	4,122	3,533	70,686

Elimination—inter-segment turnover										(11,096)

Total segment turnover										59,590

2001 Restated(1)	Sasol Mining	Sasol Synfuels	Sasol Oil & Gas	Sasol Olefins & Surfactants	Sasol Polymers	Sasol Solvents	Sasol Wax	Sasol Nitro	Other	Total segments 2001

	(Rand in millions except for percentages)
External	784	12,257	7,339	6,134	4,866	2,955	2,211	3,351	871	40,768
% of external turnover	2%	30%	18%	15%	12%	7%	6%	8%	2%	100%
Inter-segment	2,988	3,639	364	74	79	188	52	104	2,135	9,623
% of inter-segment turnover	31%	37%	4%	1%	1%	2%	1%	1%	22%	100%

Aggregated turnover	3,772	15,896	7,703	6,208	4,945	3,143	2,263	3,455	3,006	50,391

Elimination—inter segment turnover										(9,623)

Total segment turnover										40,768

(1)
For additional information on the impact of the restatement refer to "Item 3.A—Selected Financial Data".

Turnover

        In 2003 our total segment turnover amounted to R64,555 million, compared to R59,590 million in 2002, an increase of R4,965 million or 8%. Our inter-segment turnover amounted to R12,719 million in 2003, compared to R11,096 million in 2002, an increase of R1,623 million or 15%. On an aggregated basis, our external and inter-segment turnover together amounted to R77,274 million in 2003, compared to R70,686 million in 2002, an increase of R6,588 million or 9%. The percentage contribution of each segment, to the different categories of turnover, is shown in the table above.

        In 2002, our total segment turnover amounted to R59,590 million, compared to R40,768 million in 2001, an increase of R18,822 million or 46%. Our inter-segment turnover amounted to R11,096 million in 2002, compared to R9,623 million in 2001, an increase of R1,473 million or 15%. On an aggregated basis, our external and inter-segment turnover together amounted to R70,686 million in 2002, compared to R50,391 million in 2001, an increase of R20,295 million or 40%. The percentage contribution of each segment, to the different categories of turnover, is shown in the table above.

Operating profit per segment

	Sasol Mining	Sasol Synfuels	Sasol Oil & Gas	Sasol Olefins & Surfactants	Sasol Polymers	Sasol Solvents	Sasol Wax	Sasol Nitro	Other	Total segments 2002

	(Rand in millions accept for percentages)
Operating profit/(loss) 2003	1,273	8,053	1,308	(5)	884	436	149	253	(440)	11,911
% of total segment operating profit/(loss)	11%	68%	11%	—	7%	4%	1%	2%	(4% )	100%
Operating profit/(loss) 2002 (restated)	1,327	8,012	1,956	1,201	912	786	175	442	(28)	14,783
% of total segment operating profit/(loss)	9%	54%	13%	9%	6%	5%	1%	3%	—	100%
Operating profit/(loss) 2001 (restated)	518	7,756	1,450	531	853	374	106	257	(1,226)	10,619
% of total segment operating profit/(loss)	5%	73%	14%	5%	8%	4%	1%	2%	(12% )	100%

Operating profit

        In 2003, total segment operating profit amounted to R11,911 million, compared to R14,783 million in 2002, a decrease of R2,872 million or 19%. The percentage contribution of each segment to operating profit is shown in the table above.

        In 2002, total segment operating profit amounted to R14,783 million, compared to R10,619 million in 2001, an increase of R4,164 million or 39%. The percentage contribution of each segment, to operating profit, is shown in the table above.

Segment discussion

  Sasol Mining

  Our results of operations for 2003 compared to 2002

	2003	2002 Restated
Category			Change
				Change
	(Rand in millions)			(%)
Turnover
External	1,013	1,239	(226)	(18)
Inter-segment	4,003	3,651	352	10

Aggregated turnover	5,016	4,890	126	3
Operating costs and expenses(1)	3,743	3,563	(180)	(5)

Operating profit	1,273	1,327	(54)	(4)

(1)
Operating costs and expenses net of other income.

        Turnover.    External turnover amounted to R1,013 million in 2003 (20% of aggregated Sasol Mining turnover), compared to R1,239 million in 2002 (25% of aggregated Sasol Mining turnover), a decrease of R226 million or 18%. Inter-segment turnover amounted to R4,003 million in 2003 (80% of aggregated Sasol Mining turnover), compared to R3,651 million in 2002 (75% of aggregated Sasol Mining turnover), an increase of R352 million or 10%. On an aggregated basis, Sasol Mining's external and inter-segment turnover together amounted to R5,016 million in 2003, compared to R4,890 million in 2002, an increase of R126 million or 3%.

        The decrease in external turnover in 2003 of R226 million or 18% was mainly attributable to the appreciation of the Rand against the US dollar, resulting in a decrease in turnover of R98 million, and to lower US dollar export coal prices resulting in a decrease of R143 million, partially offset by higher sales volumes of R15 million. Volumes sold externally in 2003 were 3.6 Mt, compared to 3.5 Mt in 2002, a marginal increase of 3%.

        The increase in inter-segment turnover in 2003 of R352 million or 10%, was mainly attributable to price increases of R380 million, due to annual contract price adjustments. The increase was partially offset by lower volumes of R28 million, due to lower consumption by Sasol Synfuels, the major user of our mining output. Inter-segment sales volumes of 45.8 Mt in 2003, were 1.3 Mt or 3% lower than respective volumes of 47.1 Mt in 2002. Sales to Sasol Synfuels were 39.4 Mt in 2003, compared to 40.8 Mt in 2002. Inter-segment turnover is recognized based on the same revenue recognition principles as for external turnover.

        Sasol Mining aggregated turnover of R5,016 million in 2003 represents 6% (2002—7%) of our total segment aggregated turnover of R77,274 million (2002—R70,686 million).

        Operating costs and expenses.    Operating costs and expenses of Sasol Mining amounted to R3,743 million in 2003, compared to R3,563 million in 2002, an increase of R180 million or 5%. The increase was mainly a result of cost inflation of R108 million.

        The renewal project which was initiated in 1998 has continued to contain operating costs. Since the initiation of the renewal project, per capita productivity has increased by a cumulative 29% (including a 3% increase in 2003). During the same period, cash mining costs per ton decreased by a cumulative 24%, (including a 4% decrease for 2003). Cash mining costs are defined as total mining production costs less non-cash costs, mainly depreciation and movements in rehabilitation provisions. See "Item 4.B Business Overview—Sasol Mining."

        Operating profit.    Operating profit of Sasol Mining amounted to R1,273 million in 2003, compared to R1,327 million in 2002, a decrease of R54 million or 4%. The operating margin decreased from 27% in 2002, to 25% in 2003. These net decreases were mainly due to larger increases in operating costs and expenses compared to turnover mainly due to the appreciation of the Rand against the US dollar and significantly lower international US dollar export coal prices, which were partially offset by cost containment measures.

        Sasol Mining operating profit represents 11% of our total segment operating profit in 2003, compared to 9% in 2002.

  Our results of operations for 2002 compared to 2001

	2002 Restated	2001 Restated
Category			Change
				Change
	(Rand in millions)			(%)
Turnover
External	1,239	784	455	58
Inter-segment	3,651	2,988	663	22

Aggregated turnover	4,890	3,772	1,118	30
Operating costs and expenses(1)	3,563	3,254	(309)	(9)

Operating profit	1,327	518	809	156

(1)
Operating costs and expenses net of other income.

        Turnover.    External turnover amounted to R1,239 million in 2002 (25% of aggregated Sasol Mining turnover), compared to R784 million in 2001 (21% of aggregated Sasol Mining turnover), an increase of R455 million or 58%. Inter-segment turnover amounted to R3,651 million in 2002 (75% of aggregated Sasol Mining turnover), compared to R2,988 million in 2001 (79% of aggregated Sasol Mining turnover), an increase of R663 million or 22%. On an aggregated basis, Sasol Mining's external and inter-segment turnover together amounted to R4,890 million in 2002, compared to R3,772 million in 2001, an increase of R1,118 million or 30%.

        The increase in external turnover in 2002 of R455 million or 58% was mainly attributable to the depreciation of the Rand against the US dollar, resulting in a positive effect of R348 million and higher export coal prices of R130 million, partially offset by lower sales volumes of R27 million. Volumes sold externally in 2002 were 3.5 Mt compared to 3.6 Mt in 2001, a decrease of 3%. The decrease in sales volumes was a result of a change in shipping schedules during 2002.

        The increase in inter-segment turnover in 2002 of R663 million or 22%, was mainly attributable to price increases of R309 million, due to annual contract price adjustments tracking increases in the PPI, and increases of R264 million, due to periodic contract price amendments to take into account trends in market prices. The increase was also attributable to volume increases of R90 million, due to higher consumption by Sasol Synfuels, a major user of our mining output. Inter-segment sales volumes of 47.1 Mt in 2002, were 1.4 Mt or 3% higher than respective volumes of 45.7 Mt in 2001. Sales to Sasol Synfuels were 40.8 Mt in 2002, compared to 39.3 Mt in 2001. All inter-segment sales are conducted at market-related prices. Inter-segment turnover is recognized on the same basis as external turnover.

        Sasol Mining aggregated turnover of R4,890 million in 2002 represents 7% (2001—7%) of our total segment aggregated turnover of R70,686 million (2001—R50,391 million).

        Operating costs and expenses.    Operating cost and expenses of Sasol Mining amounted to R3,563 million in 2002, compared to R3,254 million in 2001, an increase of R309 million or 9%. The increase was mainly a result of a higher depreciation charge of R177 million and cost inflation of R121 million, or 4%.

        The renewal project which was initiated in 1998 has helped in containing operating costs. Since the initiation of the renewal project, per capita productivity has increased by a cumulative 25% (including a 5% increase in 2002). During the same period, cash mining costs per ton decreased by a cumulative 17% (including 2% for 2002). Cash mining costs are defined as total mining production costs less non-cash costs, mainly depreciation and movements in rehabilitation provisions. See "Item 4.B Business Overview—Sasol Mining."

        Operating profit.    Operating profit of Sasol Mining amounted to R1,327 million in 2002, compared to R518 million in 2001, an increase of R809 million or 156%. Operating margin increased from 14% in 2001, to 27% in 2002. These increases were due to greater increases in turnover compared to operating costs and expenses, mainly due to the depreciation of the Rand against the US dollar, significantly higher international export coal prices and cost containment measures.

        Sasol Mining operating profit represents 9% of our total segment operating profit in 2002, compared to 5% in 2001.

  Sasol Synfuels

  Our results of operations for 2003 compared to 2002

	2003	2002 Restated
Category			Change
				Change
	(Rand in millions)			(%)
Turnover
External	13,643	12,620	1,023	8
Inter-segment	4,309	3,959	350	9

Aggregated turnover	17,952	16,579	1,373	8
Operating costs and expenses(1)	9,899	8,567	1,332	16

Operating profit	8,053	8,012	41	1

(1)
Operating costs and expenses net of other income.

        Turnover.    External turnover amounted to R13,643 million in 2003 (76% of aggregated Sasol Synfuels turnover), compared to R12,620 million in 2002 (76% of aggregated Sasol Synfuels turnover), an increase of R1,023 million or 8%. Inter-segment turnover amounted to R4,309 million in 2003 (24% of aggregated Sasol Synfuels turnover), compared to R3,959 million in 2002 (24% of aggregated Sasol Synfuels turnover), an increase of R350 million or 9%. On an aggregated basis, our external and inter-segment turnover together amounted to R17,952 million in 2003, compared to R16,579 million in 2002, an increase of R1,373 million or 8%.

        The increase in Sasol Synfuels aggregated turnover of R1,373 million was mainly due to a increase in the crude oil prices (which affects the derived oil price on which Sasol Synfuels fuel product prices are based) of R2,417 million, and price increases in various non-oil related products of R173 million. This increase was largely offset by the Rand appreciating against the US dollar resulting in a negative effect of R1,190 million as well as a decrease in volumes of R27 million. During 2003, the derived crude oil price averaged US$ 23.67 a barrel, representing a 14% increase from an average US$20.83 a barrel in 2002.

        The increase in external turnover in 2003 of R1,023 million or 8% is mainly attributable to the positive effect of the increase in crude oil prices of R2,008 million and other smaller price variances of R72 million, partly offset by the appreciation of the Rand against the US dollar, resulting in a negative effect of R964 million and lower sales volumes of R93 million.

        The increase in inter-segment turnover (chemical feedstreams) for 2003 of R350 million or 9% is mainly attributable to the increase in the crude oil prices of R409 million, increased sales volumes of R67 million and other smaller price variances of R102 million, partly offset by the appreciation of the Rand against the US dollar resulting in a negative currency effect of R228 million. Inter-segment turnover is priced at the fuel alternative value of Sasol Synfuels, and is recognized when the risks and rewards of ownership are transferred to the receiving segment.

        Sasol Synfuels aggregated turnover of R17,952 million in 2003 represents 23% (2002—23%) of our total segment aggregated turnover of R77,274 million (2002—R70,686 million).

        Operating costs and expenses.    Operating costs and expenses of Sasol Synfuels amounted to R9,899 million in 2003, compared to R8,567 million in 2002, an increase of R1,332 million or 16%. The increase of 16% is attributable to the increase in cash cost per ton, due mainly to a longer than normal shutdown during January 2003. Cash cost per ton was restricted to 9.8%, which is slightly above the PPI of 9.5% for the year. Average per-capita production decreased by 4.8% from 1,344 t. to 1,280 t, mainly as a result of lower production volumes.

        Operating profit.    Operating profit of Sasol Synfuels amounted to R8,053 million in 2003, compared to R8,012 million, an increase of R41 million or 1% arising from increases in turnover offset by cost increases. The operating margin was approximately 45% in 2003 compared to 48% in 2002.

        Sasol Synfuels operating profit represents 68% of our total segment operating profits for 2003, compared to 54% in 2002.

  Our results of operations for 2002 compared to 2001

	2002 Restated	2001 Restated
Category			Change
				Change
	(Rand in millions)			(%)
Turnover
External	12,620	12,257	363	3
Inter-segment	3,959	3,639	320	9

Aggregated turnover	16,579	15,896	683	4
Operating costs and expenses(1)	8,567	8,140	(427)	(5)

Operating profit	8,012	7,756	256	3

(1)
Operating costs and expenses net of other income.

        Turnover.    External turnover amounted to R12,620 million in 2002 (76% of aggregated Sasol Synfuels turnover), compared to R12,257 million in 2001 (77% of aggregated Sasol Synfuels turnover), an increase of R363 million or 3%. Inter-segment turnover amounted to R3,959 million in 2002 (24% of aggregated Sasol Synfuels turnover), compared to R3,639 million in 2001 (23% of aggregated Sasol Synfuels turnover), an increase of R320 million or 9%. On an aggregated basis, our external and inter-segment turnover together amounted to R16,579 million in 2002, compared to R15,896 million in 2001, an increase of R683 million or 4%.

        The increase in Sasol Synfuels aggregated turnover of R683 million was mainly due to the depreciation of the Rand against the US dollar resulting in a positive currency effect of R3,837 million, and to volume increases of R66 million and price increases in various non-oil-related products, mainly waxy oils, of R105 million. This increase was partially offset by the negative impact of a decrease in oil prices (which affects the derived oil price on which Sasol Synfuels' fuel product prices are based) of R3,031 million. During 2002, the derived crude oil price averaged US$20.83 a barrel, representing a 21% decrease from an average US$26.41 a barrel in 2001.

        The increase in external turnover in 2002 of R363 million or 3% is mainly attributable to the depreciation of the Rand against the US dollar, resulting in a positive currency effect of R2,893 million and other smaller price variances of R29 million, partly offset by the negative effect of lower crude oil prices of R2,332 million and lower sales volumes of R227 million. Sales volumes in 2002 were lower than in 2001 mainly as a result of exceptionally high sales in 2001, when the operation of the Natref refinery was suspended as a result of the fire and we partly replaced sales of crude oil liquid fuels with sales of synfuels.

        The increase in inter-segment turnover for 2002 of R320 million or 9% is mainly attributable to the depreciation of the Rand against the US dollar, resulting in a positive currency effect of R944 million, increased sales volumes of R293 million and other smaller price variances of R76 million, partly offset by lower crude oil prices, resulting in a negative effect of R699 million and inter-segment recoveries of R294 million. Turnover volumes in 2002 increased from the low levels of 2001 which resulted from lower chemical sales to Sasol Polymers in 2001, due to a fire at a Sasol Polymers plant.

        Intersegment turnover of chemical feedstreams, which is priced at the fuel alternative value of Sasol Synfuels, is recognized when the risks and rewards of ownership are transferred to the receiving segment.

        Sasol Synfuels aggregated turnover of R16,579 million in 2002 represents 23% (2001—32%) of our total segment aggregated turnover of R70,686 million (2001—R50,391 million).

        Operating costs and expenses.    Operating costs and expenses of Sasol Synfuels amounted to R8,567 million in 2002, compared to R8,140 million in 2001, an increase of R427 million or 5%. This small increase of 5% (below the PPI movement of 11%) is attributable to the increase of cash cost per ton being contained through continuous focus on improvement. Yields and plant integrity were significantly improved by reducing product flaring. Furthermore, Project Champion, a business optimization process initiated in 2001, resulted in information management and productivity improvements helping to contain operating costs. For further information concerning Project Champion see "Item 4.B Business Overview—Sasol Synfuels".

        Operating profit.    Operating profit of Sasol Synfuels amounted to R8,012 million in 2002, compared to R7,756 million, an increase of R256 million or 3%. The operating margin of approximately 48% in 2002 was the same as for 2001. The operating margin is relatively high, due to Sasol Synfuels' low cost base.

        Sasol Synfuels operating profit represents 54% of our total segment operating profits for 2002, compared to 73% in 2001.

  Sasol Oil & Gas

  Our results of operations for 2003 compared to 2002

	2003	2002 Restated
Category			Change
				Change
	(Rand in millions)			(%)
Turnover
External	8,507	6,414	2,093	33
Inter-segment	473	372	101	27

Aggregated turnover	8,980	6,786	2,194	32
Operating costs and expenses(1)	7,672	4,830	(2,842)	(59)

Operating profit	1,308	1,956	(648)	(33)

(1)
Operating costs and expenses net of other income.

        Turnover.    External turnover amounted to R8,507 million in 2003 (95% of aggregated Sasol Oil and Gas turnover), compared to R6,414 million in 2002 (95% of aggregated Sasol Oil and Gas turnover), an increase of R2,093 million or 33%. Inter-segment turnover amounted to R473 million in 2003 (5% of aggregated Sasol Oil and Gas turnover), compared to R372 million in 2002 (5% of aggregated Sasol Oil and Gas turnover), an increase of R101 million or 27%. On an aggregated basis, Sasol Oil and Gas' external and inter-segment turnover together amounted to R8,980 million in 2003 compared to R6,786 million in 2002, an increase of R2,194 million or 32%.

        The net increase in external turnover for 2003 of R2,093 million or 33% is mainly attributable to higher white product sales volumes compared to the lower sales volumes in the previous year as a result of the Natref fire, resulting in an increase of R1,892 million and higher crude oil prices, resulting in an increase of R980 million, as well as other price increases of R177 million, partly offset by the effect of the appreciation of the Rand against the US dollar which resulted in a negative effect of R962 million.

        The increase in inter-segment turnover for 2003 of R101 million or 27% is mainly attributable to increases in sales volumes.

        Sasol Oil and Gas aggregated turnover of R8,980 million in 2003 represents 12% (2002—10%) of our total segment aggregated turnover of R77,274 million (2002—R70,686 million).

        Operating costs and expenses.    Operating costs and expenses of Sasol Oil and Gas amounted to R7,672 million in 2003, compared to R4,830 million in 2002, an increase of R2,842 million or 59%. The net increase in operating costs and expenses of R2,842 million mainly results from the increase in crude oil of R1,589 million, due to higher crude throughput in 2003 compared to 2002 when the throughput was negatively affected by the Natref fire, the increase in variable costs of R463 million (consists of feedstock of R78 million, cost of stock of R246 million, distribution costs of R67 million and other smaller increases of R72 million), the expansion project at Natref of R200 million due to unforeseen additional costs, foreign exchange and translation losses and other cost increases of R238 million. A decrease in other income of R352 million due to an amount of R541 million insurance proceeds included in other income in 2002 not recurring in 2003, also contributed further to the increase in operating costs and expenses.

        Operating profit.    Operating profit of Sasol Oil and Gas amounted to R1,308 million in 2003, compared to R1,956 million in 2002, a decrease of R648 million or 33%. Operating margin decreased from 29% in 2002, to 15% in 2003. These decreases were mainly due to the negative impact of the appreciation of the Rand against the US dollar and the unexpected costs arising from the protracted Natref shutdown as well as difficulties experienced with the Natref expansion project.

        Sasol Oil and Gas operating profit represents 11% of our total segment operating profit in 2003 and 13% in 2002.

  Our results of operations for 2002 compared to 2001

Category	2002 Restated	2001 Restated	Change	Change

	(Rand in millions)%
Turnover
External	6,414	7,339	(925)	(13)
Inter-segment	372	364	8	2

Aggregated turnover	6,786	7,703	(917)	(12)
Operating costs and expenses(1)	4,830	6,253	1,423	23

Operating profit	1,956	1,450	506	35

(1)
Operating costs and expenses net of other income.

        Turnover.    External turnover amounted to R6,414 million in 2002 (95% of aggregated Sasol Oil and Gas turnover), compared to R7,339 million in 2001 (95% of aggregated Sasol Oil and Gas turnover), a decrease of R925 million or 13%. Inter-segment turnover amounted to R372 million in 2002 (5% of aggregated Sasol Oil and Gas turnover), compared to R364 million in 2001 (5% of aggregated Sasol Oil and Gas turnover), an increase of R8 million or 2%. On an aggregated basis, Sasol Oil and Gas' external and inter-segment turnover together amounted to R6,786 million in 2002, compared to R7,703 million in 2001, a decrease of R917 million or 12%.

        The decrease in external turnover for 2002 of R925 million or 13% is mainly attributable to lower sales volumes, due to the Natref fire, resulting in a decrease of R1,860 million and lower crude oil prices, resulting in a decrease of R934 million, partially offset by the depreciation of the Rand against the US dollar, which resulted in a positive effect of R1,427 million and higher turnover volumes for the business of R316 million.

        The increase in inter-segment turnover for 2002 of R8 million or 2% is mainly attributable to sales volume increases.

        Sasol Oil and Gas aggregated turnover of R6,786 million in 2002 represents 10% (2001—15%) of our total segment aggregated turnover of R70,686 million (2001—R50,391 million).

        Operating costs and expenses.    Operating costs and expenses of Sasol Oil and Gas amounted to R4,830 million in 2002, compared to R6,253 million in 2001, a decrease of R1,423 million or 23%. The decrease was attributable mainly to the Natref refinery fire of June 2001 which resulted in reduced crude oil purchases. The insurance proceeds from the Natref refinery fire of R541 million, net of the excess payment of R51 million, fully compensated for volumes lost and were included as part of other operating income, which decreased operating costs and expenses. Sasol Gas operating expenses decreased by 8% to R838 million mainly because of the decrease in the cost of gas of R49 million.

        Operating profit.    Operating profit of Sasol Oil and Gas amounted to R1,956 million in 2002, compared to R1,450 million in 2001, an increase of R506 million or 35%. Operating margin increased from 19% in 2001, to 29% in 2002. These net increases were mainly due to the positive currency effects of the depreciation of the Rand against the US dollar, as well as firmer gas prices and higher gas sales volumes in the region of Kwazulu-Natal. The positive effects were partially offset by lower US dollar refining margins and lower crude oil prices. Operating margin in 2002 was positively impacted by lower turnover, due to the Natref refinery fire, combined with the receipt of the net insurance proceeds of R541 million from the Natref refinery fire, included in other operating income.

        Sasol Oil and Gas operating profit represents 13% of our total segment operating profit in 2002 and 14% in 2001.

  Sasol Olefins and Surfactants

  Our results of operations for 2003 compared to 2002

Category	2003	2002 Restated	Change	Change

	(Rand in millions)%
Turnover
External	19,543	19,129	414	2
Inter-segment	290	254	36	14

Aggregated turnover	19,833	19,383	450	2
Operating costs and expenses(1)	19,838	18,182	(1,656)	(9)

Operating (loss)/profit	(5)	1,201	(1,206)	(100)

(1)
Operating costs and expenses net of other income.

        Turnover.    External turnover amounted to R19,543 million in 2003 (99% of aggregated Sasol Olefins and Surfactants turnover), compared to R19,129 million in 2002 (99% of aggregated Sasol Olefins and Surfactants turnover), an increase of R414 million or 2%. Inter-segment turnover amounted to R290 million in 2003 (1% of aggregated Sasol Olefins and Surfactants turnover), compared to R254 million in 2002 (1% of aggregated Sasol Olefins and Surfactants turnover), an increase of R36 million or 14%. On an aggregated basis, Sasol Olefins and Surfactants' external and inter-segment turnover together amounted to R19,833 million in 2003, compared to R19,383 million in 2002, a net increase of R450 million or 2%.

        The net increase in Sasol Olefins and Surfactants aggregated turnover of R450 million was mainly due to sales volume increases of R1,282 million and higher prices for crude oil related prices of R178 million due to higher crude oil prices. This increase was partially offset by the negative impact of lower chemical prices of R511 million and the appreciation of the Rand against the US dollar, resulting in a negative effect of R486 million.

        The increase in external turnover in 2003 of R414 million or 2% is mainly attributable to higher sales volumes of R1,202 million and higher prices for crude oil related products of R178 million, partly offset by lower chemical prices of R505 million and the appreciation of the Rand and the euro against the US dollar resulting in a negative currency effect of R479 million.

        The increase in inter-segment turnover for 2003 of R36 million or 14% is mainly attributable to higher sales volumes partly offset by lower chemical prices and the appreciation of the Rand and the euro against the US dollar.

        Sasol Olefins and Surfactants aggregated turnover of R19,833 million in 2003 represents 26% (2002—27%) of our total segment aggregated turnover of R77,274 million (2002—R70,686 million).

        Operating costs and expenses.    Operating costs and expenses of Sasol Olefins and Surfactants amounted to R19,838 million in 2003, compared to R18,182 million in 2002, an increase of R1,656 million or 9%. This increase of 9% is mainly attributable to the effect of increased costs due to higher volumes of R1,101 million as well as depreciation of assets of R130 million, higher chemical feedstock and crude oil related costs of R749 million, partly offset by cost saving initiatives approximating R146 million and the appreciation of the Rand and the euro against the US dollar resulting in a positive effect of R201 million.

        Operating profit/(loss).    Operating loss of Sasol Olefins and Surfactants amounted to R5 million in 2003, compared to a profit of R1,201 million in 2002, a decrease of R1,206 million or 100%. The decrease in profits is mainly attributable to a net reduction in sales prices of R333 million, an increase in chemical feedstock and crude oil related costs of R749 million increased depreciation of R130 million and the negative effect of the appreciation of the Rand and the euro against the US dollar of R278 million. This effect was partially reduced by the result of cost saving programs, and increased sales volumes of approximately R284 million.

        Sasol Olefins and Surfactants operating loss represents nil% of our total segment operating profits for 2003, compared to 8% in 2002.

  Our results of operations for 2002 compared to 2001

Category	2002 Restated	2001 Restated	Change	Change

	(Rand in millions)%
Turnover
External	19,129	6,134	12,995	212
Inter-segment	254	74	180	243

Aggregated turnover	19,383	6,208	13,175	212
Operating costs and expenses(1)	18,182	5,677	(12,505)	(220)

Operating profit	1,201	531	670	126

(1)
Operating costs and expenses net of other income.

        Turnover.    External turnover amounted to R19,129 million in 2002 (99% of aggregated Sasol Olefins and Surfactants turnover), compared to R6,134 million in 2001 (99% of aggregated Sasol Olefins and Surfactants turnover), an increase of R12,995 million or 212%. Inter-segment turnover amounted to R254 million in 2002 (1% of aggregated Sasol Olefins and Surfactants turnover), compared to R74 million in 2001 (1% of aggregated Sasol Olefins and Surfactants turnover), an increase of R180 million or 243%. On an aggregated basis, Sasol Olefins and Surfactants' external and inter-segment turnover together amounted to R19,383 million in 2002, compared to R6,208 million in 2001, an increase of R13,175 million or 212%.

        The net increase in Sasol Olefins and Surfactants aggregated turnover of R13,175 million was mainly due to the acquisition effective from 1 March 2001 of Sasol Chemie, which is composed mainly of solvents and olefins and surfactants businesses. The results of Sasol Olefins and Surfactants, which include a major portion of Sasol Chemie, for 2002, are for a full year, as opposed to the four months in 2001. Other contributory factors were the appreciation of the Rand against the US dollar resulting in a positive effect of R50 million, volume increases of R68 million and price increases of R178 million.

        Sasol Olefins and Surfactants aggregated turnover of R19,383 million in 2002 represents 27% (2001—12%) of our total segment aggregated turnover of R70,686 million (2001—R50,391 million).

        Operating costs and expenses.    Operating costs and expenses of Sasol Olefins and Surfactants amounted to R18,182 million in 2002, compared to R5,677 million in 2001, an increase of R12,505 million or 220%. This increase of 220% is mainly attributable to the inclusion of the Sasol Olefins and Surfactants portion of Sasol Chemie for a full year, compared to four months in 2001.

        Operating profit.    Operating profit amounted to R1,201 million in 2002, compared to R531 million in 2001, an increase of R670 million or 126%. This increase of 126% is mainly attributable to the inclusion of the Olefins and Surfactants portion of Sasol Chemie for a full year, compared to four months in 2001.

        Sasol Olefins and Surfactants operating profit represents 8% of our total segment operating profits for 2002, compared to 5% in 2001.

  Sasol Polymers

  Our results of operations for 2003 compared to 2002

Category	2003	2002 Restated	Change	Change

	(Rand in millions)%
Turnover
External	6,245	5,580	665	12
Inter-segment	116	115	1	1

Aggregated turnover	6,361	5,695	666	12
Operating costs and expenses(1)	5,477	4,783	(694)	(15)

Operating profit	884	912	(28)	(3)

(1)
Operating costs and expenses net of other income.

        Turnover.    External turnover amounted to R6,245 million in 2003 (98% of aggregated Sasol Polymers turnover), compared to R5,580 million in 2002 (98% of aggregated Sasol Polymers turnover), an increase of R665 million or 12%. Inter-segment turnover amounted to R116 million in 2003 (2% of aggregated Sasol Polymers turnover), compared to R115 million in 2002 (2% of aggregated Sasol Polymers turnover), an increase of R1 million or 1%. On an aggregated basis, Sasol Polymers' external and inter-segment turnover together amounted to R6,361 million in 2003, compared to R5,695 million in 2002, an increase of R666 million or 12%.

        The increase in Sasol Polymers aggregated turnover of R666 million, was mainly due to product price increases of R994 million. This increase was partially offset by a decrease in sales volumes of R145 million and the appreciation of the Rand against the US dollar resulting in a negative effect of R183 million. The same reasons are applicable for the increase in external turnover of R665 million.

        The increase in inter-segment turnover for 2003 of R1 million or 1% is attributable to increased sales volumes.

        Sasol Polymers aggregated turnover of R6,361 million in 2003 represents 8% (2002—8%) of our total segment aggregated turnover of R77,274 million (2002—R70,686 million).

        Operating costs and expenses.    Operating costs and expenses of Sasol Polymers amounted to R5,477 million in 2003, compared to R4,783 million in 2002, an increase of R694 million or 15%. This increase of 15% is mainly attributable to the appreciation of the Rand against the US dollar which resulted in a negative effect of R380 million, and increased costs due to the commissioning of the polyethylene plant in Malaysia of R195 million. The remaining increase of R119 million is due to cost inflation.

        Operating profit.    Operating profit of Sasol Polymers amounted to R884 million in 2003, compared to R912 million in 2002, a decrease of R28 million or 3%. The operating margin for 2003 is 14% compared to 16% for 2002.

        Sasol Polymers operating profit represents 7% of our total segment operating profits for 2003, compared to 6% in 2002.

  Our results of operations for 2002 compared to 2001

Category	2002 Restated	2001 Restated	Change	Change

	(Rand in millions)%
Turnover
External	5,580	4,866	714	15
Inter-segment	115	79	36	46

Aggregated turnover	5,695	4,945	750	15
Operating costs and expenses(1)	4,783	4,092	(691)	(17)

Operating profit	912	853	59	7

(1)
Operating costs and expenses net of other income.

        Turnover.    External turnover amounted to R5,580 million in 2002 (98% of aggregated Sasol Polymers turnover), compared to R4,866 million in 2002 (98% of aggregated Sasol Polymers turnover), an increase of R714 million or 15%. Inter-segment turnover amounted to R115 million in 2002 (2% of aggregated Sasol Polymers turnover), compared to R79 million in 2001 (2% of aggregated Sasol Polymers turnover), an increase of R36 million or 46%. On an aggregated basis, Sasol Polymers' external and inter-segment turnover together amounted to R5,695 million in 2002, compared to R4,945 million in 2001, an increase of R750 million or 15%.

        The increase in Sasol Polymers aggregated turnover of R750 million was mainly due to the depreciation of the Rand against the US dollar resulting in a positive currency effect of R463 million, to volume increases of R195 million and price increases of R93 million.

        The increase in external turnover in 2002 of R714 million or 15% is mainly attributable to the depreciation of the Rand against the US dollar, resulting in a positive effect of R440 million, volume increases of R185 million and price increases of R89 million. The increase in inter-segment turnover for 2002 of R36 million or 46% is mainly attributable to the depreciation of the Rand against the US dollar, resulting in a positive effect of R22 million, increased sales volumes of R10 million and price increases of R4 million.

        Sasol Polymers aggregated turnover of R5,695 million in 2002 represents 8% (2001—10%) of our total segment aggregated turnover of R70,686 million (2001—R50,391 million).

        Operating costs and expenses.    Operating costs and expenses of Sasol Polymers amounted to R4,783 million in 2002, compared to R4,092 million in 2001, an increase of R691 million or 17%. This increase of 17% is mainly attributable to the increase in depreciation of R128 million, higher costs due to increased volumes of R298 million and the receipt of insurance claims of R155 million in 2001.

        Operating profit.    Operating profit of Sasol Polymers amounted to R912 million in 2002, compared to R853 million in 2001, an increase of R59 million or 7%.

        Sasol Polymers operating profit represents 6% of our total segment operating profits for 2002, compared to 8% in 2001.

  Sasol Solvents

  Our results of operations for 2003 compared to 2002

Category	2003	2002 Restated	Change	Change

	(Rand in millions)%
Turnover
External	5,950	5,666	284	5
Inter-segment	622	139	483	347

Aggregated turnover	6,572	5,805	767	13
Operating costs and expenses(1)	6,136	5,019	(1,117)	(22)

Operating profit	436	786	(350)	(45)

(1)
Operating costs and expenses net of other income.

        Turnover.    External turnover amounted to R5,950 million in 2003 (91% of aggregated Sasol Solvents turnover), compared to R5,666 million in 2002 (98% of aggregated Sasol Solvents turnover), an increase of R284 million or 5%. Inter-segment turnover amounted to R622 million in 2003 (9% of aggregated Sasol Solvents turnover), compared to R139 million in 2002 (2% of aggregated Sasol Solvents turnover), an increase of R483 million or 347%. On an aggregated basis, Sasol Solvents' external and inter-segment turnover together amounted to R6,572 million in 2003, compared to R5,805 million in 2002, an increase of R767 million or 13%.

        The net increase in Sasol Solvents aggregated turnover of R767 million was mainly due to price increases of R1,081 million and volume increases of R76 million. This increase was partially offset by the appreciation of the Rand against the US dollar resulting in a negative effect of R390 million.

        The net increase in external turnover in 2003 of R284 million or 5% was mainly attributable to an increase in prices of R1,066 million partly offset by a decrease in sales volumes of R409 million and the appreciation of the Rand against the US dollar resulting in a negative effect of R396 million.

        The increase in inter-segment turnover for 2003 of R483 million or 347% was mainly attributable to increases in sales volumes of R459 million and price increases of R24 million.

        Sasol Solvents aggregated turnover of R6,572 million in 2003 represents 9% (2002—8%) of our total segment aggregated turnover of R77,274 million (2002—R70,686 million).

        Operating costs and expenses.    Operating costs and expenses of Sasol Solvents amounted to R6,136 million in 2003, compared to R5,019 million in 2002, an increase of R1,117 million or 22%. This increase of 22% is mainly attributable to increased costs due to higher volumes, the commissioning of the Butanol plant of R315 million, as well as an increase in the cost of feedstocks due to higher crude oil prices of R350 million.

        Operating profit.    Operating profit of Sasol Solvents amounted to R436 million in 2003, compared to R786 million in 2002, a decrease of R350 million or 45%. The operating margin for 2003 was 7% compared to 14% for 2002.

        Sasol Solvents operating profit represents 4% of our Group operating profits for 2003, compared to 5% in 2002.

  Our results of operations for 2002 compared to 2001

Category	2002 Restated	2001 Restated	Change	Change

	(Rand in millions)%
Turnover
External	5,666	2,955	2,711	92
Inter-segment	139	188	(49)	(26)

Aggregated turnover	5,805	3,143	2,662	85
Operating costs and expenses(1)	5,019	2,769	(2,250)	(81)

Operating profit	786	374	412	110

(1)
Operating costs and expenses net of other income.

        External turnover amounted to R5,666 million in 2002 (98% of aggregated Sasol Solvents turnover), compared to R2,955 million in 2001 (94% of aggregated Sasol Solvents turnover), an increase of R2,711 million or 92%. Inter-segment turnover amounted to R139 million in 2002 (2% of aggregated Sasol Solvents turnover), compared to R188 million in 2001 (6% of aggregated Sasol Solvents turnover), a decrease of R49 million or 26%. On an aggregated basis, Sasol Solvents' external and inter-segment turnover together amounted to R5,805 million in 2002, compared to R3,143 million in 2001, an increase of R2,662 million or 85%.

        The increase in Sasol Solvents aggregated turnover of R2,662 million was mainly due to depreciation of the Rand against the US dollar resulting in a positive effect of R1,408 million, and to volume increases of R1,374 million. These increases are mainly due to the inclusion of Sasol Chemie for a full year in 2002, compared to four months in 2001. This increase was partially offset by the negative impact of a decrease in prices of R128 million.

        The net increase in external turnover in 2002 of R2,711 million or 92% is mainly attributable to the depreciation of the Rand against the US dollar, resulting in a positive effect of R1,376 million, and to volume increases of R1,397 million, partly offset by the negative effect of lower prices of R62 million. The volume increases are due to the inclusion of Sasol Solvents portion of Sasol Chemie for a full year, compared to four months in 2001.

        The decrease in inter-segment turnover for 2002 of R49 million or 26% is mainly attributable to lower sales volumes of R23 million and lower price variances of R66 million, partly offset by the depreciation of the Rand against the US dollar, resulting in a positive variance of R32 million.

        Sasol Solvents aggregated turnover of R5,805 million in 2002 represents 8% (2001—6%) of our total segment aggregated turnover of R70,686 million (2001—R50,391 million).

        Operating costs and expenses.    Operating costs and expenses of Sasol Solvents amounted to R5,019 million in 2002, compared to R2,769 million in 2001, an increase of R2,250 million or 81%. This increase of 81% is mainly attributable to the inclusion of the Sasol Solvents portion of Sasol Chemie for a full year, compared to four months in 2001 of R1,439 million and an increase in variable costs due to the increase in US dollar and euro denominated variable costs due to the depreciation of the Rand against these currencies of approximately R811 million.

        Operating profit.    Operating profit amounted to R786 million in 2002, compared to R374 million in 2001, an increase of R412 million or 110%. This increase was mainly attributable to higher turnover volumes, lower feedstock prices and lower crude oil prices.

        Sasol Solvents operating profit represents 5% of our total segment operating profits for 2002, compared to 4% in 2001.

  Sasol Wax

  Our results of operations for 2003 compared to 2002

Category	2003	2002(2) Restated	Change	Change

	(Rand in millions)%
Turnover
External	4,663	3,840	823	21
Inter-segment	110	53	57	108

Aggregated turnover	4,773	3,893	880	23
Operating costs and expenses(1)	4,624	3,718	(906)	(24)

Operating profit	149	175	(26)	(15)

(1)
Operating costs and expenses net of other income

(2)
We acquired an additional 33.3% interest in Schümann Sasol (which was renamed Sasol Wax) effective from 1 January 2002 in accordance with IFRS.

        Turnover.    External turnover amounted to R4,663 million in 2003 (98% of aggregated Sasol Wax turnover), compared to R3,840 million in 2002 (99% of aggregated Sasol Wax turnover), an increase of R823 million or 21%. Inter-segment turnover amounted to R110 million in 2003 (2% of aggregated Sasol Wax turnover), compared to R53 million in 2002 (1% of aggregated Sasol Wax turnover), an increase of R57 million or 108%. On an aggregated basis, Sasol Wax's external and inter-segment turnover together amounted to R4,773 million in 2003, compared to R3,893 million in 2002, an increase of R880 million or 23%.

        The increase in Sasol Wax aggregated turnover of R880 million was mainly attributable to higher sales volumes of R770 million, due to the fact that the acquisition of the remaining 33.3% of Schümann Sasol, effective from 1 January 2002 under IFRS, only had a half year effect in 2002, while it had a full year effect in 2003, and product price increases of R184 million partly offset by the appreciation of the Rand against the euro resulting in a negative effect of R74 million.

        The increase in external turnover in 2003 of R823 million or 21% is mainly attributable to higher sales volumes of R715 million due to the acquisition of the remaining 33.3% of Schümann Sasol.

        The net increase in inter-segment turnover for 2003 of R57 million or 108% is mainly attributable to higher volumes due to the acquisition of the remaining 33.3% of Schümann Sasol.

        Sasol Wax aggregated turnover of R4,773 million in 2003 represents 6% (2002—6%) of our total segment aggregated turnover of R77,274 million (2002—R70,686 million).

        Operating costs and expenses.    Operating costs and expenses of Sasol Wax amounted to R4,624 million in 2003, compared to R3,718 million in 2002, an increase of R906 million or 24%. This increase of 24% is mainly attributable to increased costs of R761 million due to the additional 33.3% interest acquired in Schümann Sasol effective from 1 January 2002 under IFRS, as well as increased volumes and the effect of inflation on costs of R145 million.

        Operating profit.    Operating profit of Sasol Wax amounted to R149 million in 2003, compared to R175 million in 2002, a decrease of R26 million or 15%. The operating margin of approximately 3% in 2003 was 4% for 2002.

        Sasol Wax operating profit represents 1% of our total segment operating profits for 2003, compared to 1% in 2002.

  Our results of operations for 2002 compared to 2001

Category	2002 Restated	2001 Restated	Change	Change

	(Rand in millions)%
Turnover
External	3,840	2,211	1,629	74
Inter-segment	53	52	1	2

Aggregated turnover	3,893	2,263	1,630	72
Operating costs and expenses(1)	3,718	2,157	(1,561)	(72)

Operating profit	175	106	69	65

(1)
Operating costs and expenses net of other income.

        External turnover amounted to R3,840 million in 2002 (99% of aggregated Sasol Wax turnover), compared to R2,211 million in 2001 (98% of aggregated Sasol Wax turnover), an increase of R1,629 million or 74%. Inter-segment turnover amounted to R53 million in 2002 (1% of aggregated Sasol Wax turnover), compared to R52 million in 2001 (2% of aggregated Sasol Wax turnover), an increase of R1 million or 2%. On an aggregated basis, Sasol Wax's external and inter-segment turnover together amounted to R3,893 million in 2002, compared to R2,263 million in 2001, an increase of R1,630 million or 72%.

        The increase in Sasol Wax aggregated turnover of R1,630 million was mainly due to the depreciation of the Rand against the US dollar resulting in a positive effect of R761 million, and to price increases of R169 million as well as net increased sales due to the additional 33.3% interest acquired in Schümann Sasol effective from 1 January 2002 of R826 million. This increase was partially offset by a decrease in volumes of R126 million.

        The same reasons are applicable for the increase in external turnover of R1,629 million.

        Sasol Wax aggregated turnover of R3,893 million in 2002 represents 6% (2001—4%) of our total segment aggregated turnover of R70,686 million (2001—R50,391 million).

        Operating costs and expenses.    Operating costs and expenses of Sasol Wax amounted to R3,718 million in 2002, compared to R2,157 million in 2001, an increase of R1,561 million or 72%. This increase of 72% is mainly attributable to additional costs related to the acquisition of the additional 33.3% interest in Sasol Wax in 2002 of R790 million, as well as negative currency translations of R799 million.

        Operating profit.    Operating profit amounted to R175 million in 2003, compared to R106 million in 2001, an increase of R69 million or 65%.

        Sasol Wax operating profit represents 1% of our total segment operating profits for 2002, compared to 1% in 2001.

  Sasol Nitro

  Our results of operations for 2003 compared to 2002

Category	2003	2002 Restated	Change	Change

	(Rand in millions)%
Turnover
External	3,810	3,984	(174)	(4)
Inter-segment	117	138	(21)	(15)

Aggregated turnover	3,927	4,122	(195)	(5)
Operating costs and expenses(1)	3,674	3,680	6	—

Operating profit	253	442	(189)	(43)

(1)
Operating costs and expenses net of other income.

        Turnover.    External turnover amounted to R3,810 million in 2003 (97% of aggregated Sasol Nitro turnover), compared to R3,984 million in 2002 (97% of aggregated Sasol Nitro turnover), a decrease of R174 million or 4%. Inter-segment turnover amounted to R117 million in 2003 (3% of aggregated Sasol Nitro turnover), compared to R138 million in 2002 (3% of aggregated Sasol Nitro turnover), a decrease of R21 million or 15%. On an aggregated basis, Sasol Nitro's external and inter-segment turnover together amounted to R3,927 million in 2003, compared to R4,122 million in 2002, a net decrease of R195 million or 5%.

        The net decrease in Sasol Nitro aggregated turnover of R195 million or 5% was mainly due to the appreciation of the Rand against the US dollar resulting in a negative effect of R248 million and to lower sales volumes of R535 million. This decrease was partially offset by the positive impact of product price increases of R588 million.

        The net decrease in external turnover in 2003 of R174 million or 4% was mainly attributable to the appreciation of the Rand against the US dollar, resulting in a negative effect of R249 million and lower sales volumes of R511 million, partly offset by the positive effect of higher product prices of R586 million.

        The net decrease in inter-segment turnover for 2003 of R21 million or 15% was mainly attributable to lower sales volumes of R24 million partly offset by higher product prices of R2 million and other smaller price variances of R1 million.

        Sasol Nitro aggregated turnover of R3,927 million in 2003 represents 5% (2002—6%) of our total segment aggregated turnover of R77,274 million (2002—R70, 686 million).

        Operating costs and expenses.    Operating costs and expenses of Sasol Nitro amounted to R3,674 million in 2003, compared to R3,680 million in 2002, a marginal net decrease of R6 million. Cash cost increases were contained within the PPI rate of inflation. This net decrease is mainly attributable to lower sales volumes, offset by increased administration and other operating expenses.

        Operating profit.    Operating profit of Sasol Nitro amounted to R253 million in 2003, compared to R442 million, a decrease of R189 million or 43%. The operating margin for 2003 is 6% compared to 11% for 2002.

        Sasol Nitro operating profit represents 2% of our total segment operating profits for 2003, compared to 3% in 2002.

  Our results of operations for 2002 compared to 2001

Category	2002 Restated	2001 Restated	Change	Change

	(Rand in millions)			(%)
Turnover
External	3,984	3,351	633	19
Inter-segment	138	104	34	33

Aggregated turnover	4,122	3,455	667	19
Operating costs and expenses(1)	3,680	3,198	(482)	(15)

Operating profit	442	257	185	72

(1)
Operating costs and expenses net of other income.

        External turnover amounted to R3,984 million in 2002 (97% of aggregated Sasol Nitro turnover), compared to R3,351 million in 2001 (97% of aggregated Sasol Nitro turnover), an increase of R633 million or 19%. Inter-segment turnover amounted to R138 million in 2002 (3% of aggregated Sasol Nitro turnover), compared to R104 million in 2001 (3% of aggregated Sasol Nitro turnover), an increase of R34 million or 33%. On an aggregated basis, Sasol Nitro's external and inter-segment turnover together amounted to R4,122 million in 2002, compared to R3,455 million in 2001, an increase of R667 million or 19%.

        The net increase in Sasol Nitro aggregated turnover of R667 million was mainly due to the depreciation of the Rand against the US dollar resulting in a positive effect of R713 million, and to higher sales volumes of R318 million, partly offset by lower product prices of R364 million.

        The net increase in external turnover in 2002 of R633 million or 19% was mainly attributable to the depreciation of the Rand against the US dollar, resulting in a positive effect of R703 million and higher sales volumes of R295 million, partly offset by lower product prices of R365 million.

        The increase in inter-segment turnover for 2002 of R34 million or 33% was mainly attributable to the depreciation of the Rand against the US dollar, resulting in a positive effect of R10 million, increased sales volumes of R23 million and other smaller price variances of R1 million.

        Sasol Nitro aggregated turnover of R4,122 million in 2002 represents 6% (2001 - 7%) of our total segment turnover of R70,686 million (2001—R50,391 million).

        Operating costs and expenses.    Operating costs and expenses of Sasol Nitro amounted to R3,680 million in 2002, compared to R3,198 million in 2001, an increase of R482 million or 15%. This increase of 15% is mainly attributable to increases in costs due to increased volumes of R218 million in line with the increase in aggregated sales and negative effects amounting to R140 million arising from the appreciation of the Rand against US dollar.

        Operating profit.    Operating profit of Sasol Nitro amounted to R442 million in 2002, compared to R257 million, an increase of R185 million or 72%.

        Sasol Nitro operating profit represents 3% of our Group operating profits for 2002, compared to 2% in 2001.

  Other Businesses

  Our results of operations for 2003 compared to 2002

Category	2003	2002 Restated	Change	Change

	(Rand in millions)			(%)
Turnover
External	1,181	1,118	63	6
Inter-segment	2,679	2,415	264	11

Aggregated turnover	3,860	3,533	327	9
Operating costs and expenses(1)	4,300	3,561	(739)	(21)

Operating loss	(440)	(28)	(412)	(1,471)

(1)
Operating costs and expenses net of other income.

        Other segment businesses consists of Sasol Financing, Sasol Technology, Sasol Synfuels International, Sasol Petroleum International and various other businesses including Merisol, Sasol Infrachem and other smaller chemical businesses. In 2003 the operating loss for these businesses amounted to R440 million, compared to R28 million in 2002.

        Sasol Financing provides financing and treasury services to our Group and also acts as our in-house bank. Its operating loss amounted to R286 million in 2003, compared to a profit of R186 million in 2002, a decrease of R472 million. This decrease is mainly attributable to negative effects resulting from the appreciation of the Rand against the US dollar.

        Sasol Technology acts as our Group's technology partner in the fields of research and development, technology, engineering and project management. Aggregated turnover increased to R1,117 million in 2003 from R891 million in 2002. Operating profit amounted to R14 million in 2003, compared to R180 million in 2002, a decrease of R166 million. This decrease is mainly a result of negative effects due to the appreciation of the Rand to the US dollar of R98 million and an increase in depreciation and amortization of assets of R35 million.

        Sasol Petroleum International (SPI) develops and manages our Group's international interests in oil and gas exploration and production. Aggregated turnover of SPI increased to R201 million in 2003 from R1 million in 2002. Operating loss amounted to R181 million in 2003, compared to R317 million in 2002, a decrease of R136 million or 5%. The net decrease in the operating loss of R136 million is due to the first oil income generated from the Etame field of R142 million, lower exploration costs of R75 million due to capitalization of exploration costs previously expensed, partly offset by the negative effects due to the appreciation of the Rand to the US dollar of R137 million.

        Sasol Synfuels International develops and implements international ventures based on our Slurry Phased Distillate (SPD) process technology. Aggregated turnover decreased to R2 million in 2003 from R176 million in 2002. The decrease is due to sales of technology licenses in 2002 in respect of the EGTL project which were based on certain milestones being achieved. These did not recur in the current year. Operating loss amounted to R180 million in 2003, compared to R76 million in 2002, an increase of R104 million or 137%. This net increase in the operating loss is due to the sales of licenses and services in 2002 not recurring in 2003 of R122 million and negative effects of R19 million due to the appreciation of the Rand against the US dollar, offset by savings in development costs of GTL of R37 million.

        Aggregated turnover for the various other businesses including Merisol, Infrachem and certain smaller chemical businesses amounted to R2,540 million in 2003, compared to R2,465 million in 2002. Operating profit amounted to R193 million in 2003, compared to a loss of R1 million in 2002, an increase of R194 million.

  Our results of operations for 2002 compared to 2001

Category	2002 Restated	2001 Restated	Change	Change

	(Rand in millions)			(%)
Turnover
External	1,118	871	247	28
Inter-segment	2,415	2,135	280	13

Aggregated turnover	3,533	3,006	527	18
Operating costs and expenses(1)	3,561	4,232	671	16

Operating loss	(28)	(1,226)	1,198	98

(1)
Operating costs and expenses net of other income.

        In 2002, the operating loss for these businesses amounted to R28 million, compared to R1,226 million in 2001. The 2001 operating loss includes a R34 million charge for impairment of assets.

        Sasol Financing's operating profit amounted to R186 million in 2002, compared to R74 million in 2001, an increase of R112 million or 151%. This increase is mainly attributable to translation gains, as a result of the depreciation of the Rand against the US dollar.

        Sasol Technology's aggregated turnover amounted to R891 million in 2002 compared to R553 million in 2001. Sasol Technology's operating profit amounted to R180 million in 2002, compared to R15 million in 2001, an increase of R165 million. This increase is mainly a result of a license fee of R150 million received from the Qatar GTL project.

        Turnover of Sasol Petroleum International decreased to R1 million in 2002 from R16 million in 2001. Operating loss amounted to R317 million in 2002, compared to R231 million in 2001, an increase of R86 million or 37%, due to increased activity in exploration and production.

        Sasol Synfuels International's aggregated turnover increased to R176 million in 2002 compared to R11 million in 2001. This increase was due mainly to technology licenses in 2002 in respect of EGTL project, which were based on certain milestones being achieved. Sasol Synfuels International's operating loss amounted to R76 million in 2002, compared to R69 million in 2001, an increase of R7 million or 10%.

        Aggregated turnover for the various other businesses including Merisol, Infrachem and certain smaller chemical businesses amounted to R2,465 million in 2002 compared to R2,426 million in 2001. The operating loss for these businesses was R1 million in 2002 compared to R1,015 million in 2001, due mainly to non-recurring costs being incurred in 2001.

Reconciliation of Segment Results to US GAAP

        Our segments' financial performance is prepared, measured and presented in accordance with IFRS which is consistent with the basis that is used by the GEC to measure and manage the segments of our business. This basis differs from the presentation of our consolidated income statements which are prepared under US GAAP. The differences between US GAAP consolidated income statements and segment results, prepared in accordance with IFRS as they affect turnover (external) and operating profit are discussed below. A reconciliation between segment results prepared in accordance with IFRS and US GAAP is set out in Note 3 to our consolidated financial statements.

        The results of our reporting segments were as follows:

	30 June 2003		30 June 2002		25 June 2001
	Turnover (external)	Operating profit/(loss)	Turnover (external) Restated	Operating profit/(loss) Restated	Turnover (external) Restated	Operating profit/(loss) Restated
	(Rand in millions)
Sasol Mining	1,013	1,273	1,239	1,327	784	518
Sasol Synfuels	13,643	8,053	12,620	8,012	12,257	7,756
Sasol Oil and Gas	8,507	1,308	6,414	1,956	7,339	1,450
Sasol Olefins and Surfactants	19,543	(5)	19,129	1,201	6,134	531
Sasol Polymers	6,245	884	5,580	912	4,866	853
Sasol Solvents	5,950	436	5,666	786	2,955	374
Sasol Wax	4,663	149	3,840	175	2,211	106
Sasol Nitro	3,810	253	3,984	442	3,351	257
Other Group companies	1,181	(440)	1,118	(28)	871	(1,226)

Results per IFRS consolidated income statements	64,555	11,911	59,590	14,783	40,768	10,619
Reconciliation of IFRS results to US GAAP results:
Adjustments:
Post-retirement healthcare	—	(280)	—	(145)	—	(179)
Research and development expensed	—	(74)	—	(21)	—	(127)
Derivative instruments	—	(251)	—	(190)	—	4
Foreign currency translation	—	(473)	—	311	—	60
Impairment	—	—	—	(47)	—	117
Provision for guarantee payable	—	205	—	(205)	—	—
Asset retirement obligations	—	(149)	—	—	—	—
Equity accounting and reversal of proportionate consolidation	(1,539)	(58)	(2,288)	(145)	(3,371)	(239)
Entities not consolidated	650	146	429	43	—	—
Business combinations	—	—	(2,131)	(108)	—	—
Other(1)	103	(82)	67	(52)	239	(25)

Results per US GAAP consolidated income statements	63,769	11,011	55,667	14,224	37,636	10,230

(1)
Other contains non-significant adjustments related to capitalization of finance leases, depreciation methods and pensions.

        Turnover.    Segment turnover (external) in 2003 was R64,555 million (2002—R59,590 million; 2001—R40,768 million), compared to US GAAP turnover of R63,769 million (2002—R55,667 million; 2001—R37,636 million), a difference of R786 million (2002—R3,923 million; 2001—R3,132 million). These differences comprise the following:

  •
  During 2003, the Group changed its accounting principles for revenue recognition under IFRS. Certain revenue streams previously included in turnover on a gross basis were changed to a net of related costs basis. The comparative information for 30 June 2002 and 25 June 2001 has been restated accordingly. The new accounting principle applied is now aligned with the US GAAP principle, and therefore no differences have been recorded between IFRS and US GAAP.

  •
  Decrease of R1,539 million (2002—R2,288 million; 2001—R3,371 million) due to the reversal of the proportionate consolidation method used for management reporting purposes. Under US GAAP, the equity method of accounting is applied.

  •
  Increase of R650 million (2002—R429 million; 2001—Rnil) relating to Naledi Petroleum Holdings (included in the Sasol Oil and Gas segment) which is equity accounted for management reporting purposes and consolidated as a subsidiary under US GAAP. For the years ended 30 June 2002 and 25 June 2001 for management reporting purposes, certain entities were not considered to be significant and were thus not consolidated. In terms of US GAAP, these entities were consolidated.

  •
  Decrease of Rnil (2002—R2,131 million; 2001—Rnil) in our Sasol Wax segment. Schümann Sasol has been consolidated for the full year ended 30 June 2003 for both management reporting purposes and under US GAAP. There are no significant differences between the financial information used for management reporting purposes and US GAAP for the year ended 30 June 2003. For the year ended 30 June 2002 and 25 June 2001, the principal difference between the results reporting for management reporting purposes and that recorded under US GAAP is that for management reporting purposes, following the acquisition of the remaining 33.3% of Schümann Sasol, it was fully consolidated from 1 January 2002 but equity accounted for under US GAAP for the year ended 30 June 2002. Prior to 1 January 2002, the Group's 66.7% investment in Schümann Sasol was proportionately consolidated. Other smaller adjustments relating to business combinations were also recognized.

        Operating profit.    Segment operating profit in 2003 was R11,911 million (2002—R14,783 million; 2001—R10,619 million), compared to US GAAP operating profit of R11,011 million (2002—R14,224 million; 2001—R10,230 million), a difference of R900 million (2002—R559 million; 2001—R389 million). This difference is comprised of the following:

  •
  Decrease of R280 million (2002—R145 million; 2001—R179 million) due to the measurement of post-retirement healthcare obligations under US GAAP.

  •
  Decrease of R74 million (2002—R21 million; 2001—R127 million) due to the expensing of development costs under US GAAP. US GAAP requires that research and development costs be expensed as incurred. Certain development costs are capitalized for management reporting purposes.

  •
  Decrease of R251 million (2002—decrease of R190 million; 2001—increase of R4 million) due to the reversal of hedge accounting as some of our derivative contracts in each of our business segments did not meet the strict criteria set for achieving hedge accounting under US GAAP. All new derivative contacts entered into subsequent to 30 June 2002 met the criteria for hedge accounting under both US GAAP and for management reporting purposes.

  •
  Decrease of R473 million (2002—increase of R311 million; 2001—increase of R60 million), as a result of foreign currency translation (losses)/gains on a foreign operation, treated as a foreign entity for management reporting purposes.

  •
  For the years ended 30 June 2003, 30 June 2002 and 25 June 2001, for management reporting purposes, property, plant and equipment was considered to be impaired as its carrying value exceeded the discounted estimated future cash flows, whereas under US GAAP an impairment review is required to be performed on an undiscounted basis. For the year ended 30 June 2002, the Group recognized a further impairment of R47 million in respect of Sasol DHB, which is reported in our Sasol Nitro segment. During 2001, impairments of R117 million which were recognized for management reporting purposes which were reversed under US GAAP.

  •
  In 2002, a decrease of R205 million (2003 and 2001—Rnil) in our Sasol Nitro segment, representing a provision for a guarantee relating to our investment in Sasol DHB. In 2003, this provision of R205 million was recorded under IFRS and was fully utilized during the year.

  •
  Decrease of R149 million (2002 and 2001—Rnil) arising on the adoption of SFAS 143 for the recording of asset retirement obligations for the year ended 30 June 2003. For management reporting purposes, asset retirement obligations are discounted at a risk free discount rate, which is reassessed annually, whereas under US GAAP, a consistent credit adjusted rate is used. This adjustment primarily affects the Sasol Synfuels, Sasol Mining and Sasol Nitro segments.

  •
  Increase of R58 million (2002—decrease of R145 million; 2001—decrease of R239 million) due to the reversal of the proportionate consolidation method used for management reporting purposes.

    This primarily affects our Sasol Polymers, Sasol Nitro and Other segments. We apply equity accounting for US GAAP purposes.

  •
  Increase of R146 million (2002—R43 million; 2001—Rnil) due to the consolidation of Naledi Petroleum Holdings under US GAAP, which is reported in our Sasol Oil and Gas segment.

  •
  Other decrease of R82 million (2002—R52 million; 2001—R25 million) relating to various non-significant adjustments that affect some of our segments.

Recent accounting pronouncements

        The following recent accounting pronouncements applicable to the Group have been issued by the Financial Accounting Standards Board (FASB)

Pronouncement	Description	Date

SFAS 143	Accounting for Asset Retirement Obligations	July 2001
SFAS 145	Rescission of SFAS 4, 44,64 and amendment to SFAS 13 and 64	April 2002
SFAS 146	Accounting for Costs Associated with Exit or Disposal Activities	June 2002
EITF Topic 02-03	Issues involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities	October 2002
FIN 45	Guarantor's Accounting and Disclosure requirements for Guarantees, Including Indirect Guarantees of the Indebtedness of Others	November 2002
EITF Topic 00-21	Revenue Arrangements with Multiple Deliverables	November 2002
SFAS 148	Accounting for Stock-Based Compensation—Transition and Disclosure—an Amendment of SFAS 123	December 2002
FIN 46	Consolidation of Variable Interest Entities	January 2003
EITF Topic 02-16	Accounting by a Customer (including a Reseller) for Certain Consideration Received from a Vendor	January 2003
SFAS 149	Amendment of Statement 133 on Derivative Instruments and Hedging Activities	April 2003
SFAS 150	Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity	May 2003

Accounting for Asset Retirement Obligations

        In July 2001, the FASB issued SFAS 143 which provides authoritative guidance for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred, if estimable, concurrent with an increase in the related asset's carrying value. The increase in the related asset's carrying value is amortized to income over its estimated useful life. The discount associated with the liability is accreted as a charge to income over the related asset's useful life. Sasol recognized the cumulative effect of adoption of this standard as a change in accounting principle, equal to the difference between the retirement obligation accrued prior to adoption and the retirement obligation subsequent to adoption, as of 1 July 2002, net of the amounts capitalized to Property, Plant and Equipment.

        The Group adopted SFAS 143 on 1 July 2002.

        During the previous financial year, the provision was calculated on an undiscounted basis. On adoption of SFAS 143, the provision was discounted using a credit adjusted discount rate, which resulted in a decrease in the Group's asset retirement obligations.

  Rescission of SFAS 4, 44,64 and amendments to SFAS 13 and 64

        In April 2002, the FASB issued SFAS 145. SFAS 145 provides for the rescission of several previously issued accounting standards, new accounting guidance for the accounting for certain lease modifications and various technical corrections that are not substantive in nature to existing pronouncements.

        The Group adopted this statement as of 1 July 2002 and in respect of amendments to SFAS 13 for transactions taking place after 15 May 2002.

        These provisions had no material impact on the Group's consolidated financial statements at and for the year ended 30 June 2003.

  Accounting for Costs Associated with Exit or Disposal Activities

        In June 2002, the FASB issued SFAS 146 which addresses financial accounting and reporting for costs associated with exit or disposal activities and replaces EITF Issue 94-3—Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs incurred in a Restructuring). This standard requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS 146 is effective for exit or disposal activities that are initiated after 31 December 2002, however early application is encouraged.

        The Group adopted this statement on 1 January 2003.

  Recognition and Reporting of Gains and Losses on Trading Contracts

        In October 2002, the EITF reached a final consensus on EITF 02-03 which rescinds EITF 98-10 and requires that all energy trading contracts held for trading purposes be presented on a net margin basis in the income statement. The rescission of EITF 98-10 requires that energy trading contracts that do not meet the accounting definition of derivatives under SFAS 133, no longer be marked-to-market and recognized in earnings. As a result, all contracts which were marked-to-market under EITF 98-10 must now be accounted for under the accrual method and written back to cost with any difference included as a cumulative effect adjustment in the period of adoption.

        The Group adopted EITF 02-03 for the year ended 30 June 2003 for all new contracts entered into after 25 October 2002. The remaining provisions relating to existing contracts will be adopted on 1 July 2003.

        The adoption of EITF 02-03 did not have a material impact on the Group's financial position, cash flows or results of operations.

  Guarantor's Accounting and Disclosure requirements for Guarantees, including Indirect Guarantees of the Indebtedness of Others

        In November 2002, the FASB issued FIN 45 which clarifies the requirements of SFAS 5, Accounting for Contingencies, relating to a guarantor's accounting for and disclosures of certain guarantees issued. FIN 45 requires enhanced disclosures for certain guarantees. It also requires certain guarantees that are issued or modified after 31 December 2002, including certain third-party guarantees, to be recorded at inception as a liability on the balance sheet at fair value. For guarantees issued on or before 31 December 2002, liabilities are recorded when and if payments become probable and estimable.

        The Group adopted FIN 45 effective 1 January 2003 for guarantees issued or amended after 31 December 2002; however, the Group did not issue or amend any external guarantees in the period through 30 June 2003. The Group cannot reasonably estimate the impact of adopting FIN 45 until guarantees are issued or modified in future periods, at which time a corresponding liability will be initially reported in the financial statements.

        The Group adopted the disclosure requirements of FIN 45 for the year ended 30 June 2003.

  Revenue Arrangements with Multiple Deliverables

        In May 2003, the EITF reached final consensus of EITF on Issue 00-21. EITF 00-21 addresses how to account for arrangements that may involve the delivery or performance of multiple products, services, and/or rights to use assets. The consensus mandates how to identify whether goods or services or both that are to be delivered in a bundled sales arrangement should be accounted for separately because they are "separate units of accounting." The guidance can affect the timing of revenue recognition for such arrangements, even though it does not change rules governing the timing or pattern of revenue recognition of individual items accounted for separately. The final consensus will be applicable to agreements entered into in fiscal years beginning after 15 June 2003 with early adoption permitted. Alternatively, companies will be permitted to apply the consensus guidance to all existing arrangements as the cumulative effect of a change in accounting principle in accordance with APB Opinion No. 20, Accounting Changes.

        The Group will adopt EITF 00-21 as of 1 July 2003.

        The Group does not expect the adoption of EITF 00-21 will have a material impact on the consolidated financial position, cash flow or results of operations.

  Accounting for Stock—Based Compensation

        SFAS No 148, was issued in December 2002 and is effective for financial years ending after 15 December 2002. This statement amends SFAS 123, Accounting for Stock-Based Compensation, to provide for alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of that statement to require prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation. The Group currently accounts for stock-based employee compensation plans under the recognition and measurement principles of the APB Opinion No.25, Accounting for Stock Issued to Employees. Under this method, compensation expense is measured as the excess of the market value of the share over the exercise price at the date on which are known both (1) the number of shares that an individual employee is entitled to receive (2) the exercise price, and is recorded over the vesting period.

        As allowed by SFAS 148, the Group has elected to continue to apply the intrinsic value-based method of accounting described above, and has adopted the disclosure requirements of SFAS 148 for its financial year ended 30 June 2003. The Group has not yet determined if it will adopt the fair value recognition transitional provisions of SFAS 148.

  Consolidation of Variable Interest Entities

        In January 2003, the FASB issued FIN 46 which clarifies the application of the consolidation rules to certain variable interest entities. FIN 46 established a new multi-step model for the consolidation of variable interest entities when a Group has a controlling financial interest based either on voting interests or variable interests. Consolidation based on variable interests is required by the primary beneficiary if the equity investors lack essential characteristics of a controlling financial interest or if the equity investment at risk is not sufficient for the entity to finance its activities without additional subordinated financial support from other parties. The primary beneficiary of a variable interest entity is the party that absorbs a majority of the entity's expected losses, receives a majority of its expected residual returns, or both, as a result of holding variable interests.

        FIN 46 also provides disclosure requirements related to investments in variable interest entities, whether or not those entities are consolidated. FIN 46 applies immediately to any entities created after 31 January 2003 and to variable interest entities in which the Group obtains an interest after that date. For variable interest entities created prior to 1 February 2003, the consolidation requirements of FIN 46 will be effective as of 1 July 2003. The Group uses special purpose entities to administer its various insurance arrangements. These insurance companies (Captives) are a key component of the Group's global risk management program as well as a form of self-insurance for property, liability and workers' compensation risks. The Group believes that the aggregate size and the Group's maximum exposure to loss as a result of its involvement with these entities are insignificant.

        These Captives have always been consolidated and as such FIN 46 did not have a material impact on the consolidated financial position and results of operations.

        The Group has a variable interest in a number of entities formed as part of the Group's initiative to promote the equity interest of historically disadvantaged groups in South Africa. All of these entities have been consolidated prior to the implementation of FIN 46.

  Accounting by a Customer (including a Reseller) for Certain Consideration Received from a Vendor

        In January 2003, the EITF reached a consensus on EITF 02-16. The task force concluded that cash consideration is presumed to be a reduction in the purchase price, and therefore should be reflected as a reduction in cost of sales when the related merchandise is sold. However, that presumption is overcome when the consideration is either a payment for assets or services delivered to the vendor, or a reimbursement of costs incurred by the customer to sell the vendor's products. The EITF concluded that this consensus should be applied to new arrangements, including modifications of existing arrangements, entered into after 31 December 2002. The EITF reached a consensus, that a rebate payable, pursuant to a binding arrangement, only if a customer completes a specified cumulative amount of purchases or remains a customer for a specified time period, should be recognized as a reduction of cost of sales over the period that the customer progresses towards the target, provided the amount is probable and reasonably estimable. This part of the EITF is applicable to arrangements entered into after 21 November 2002.

        The Group adopted EITF 02-16 as of 1 January 2003 and elected to apply the provisions of EITF 02-16 prospectively.

        The adoption has not had a material impact on the consolidated financial position and results of operations for the year. The Group did not provide pro-forma disclosure for the preceding two years, because the adoption would not have had a material impact on either of the years.

  Amendment of SFAS 133 on Derivative Instruments and Hedging Activities

        In April 2003, the FASB issued SFAS 149, to provide clarification on the meaning of an underlying, the characteristics of a derivative that contains financing components and the meaning of an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors. The statement will be applied prospectively and is effective for contracts entered into or modified after 30 June 2003. The statement will be applicable to existing contracts and new contracts that relate to forward purchases or sales of when-issued securities or other securities that do not yet exist.

        The Group will adopt SFAS 149 as of 1 July 2003.

        The Group does not expect the adoption of SFAS 149 will have a material effect on the consolidated financial position and results of operations.

  Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity

        In May 2003, the FASB issued SFAS 150. This statement establishes standards for how a Group classifies and measures certain financial instruments with characteristics of both liabilities and equity. This statement is effective for financial instruments entered into or modified after 31 May 2003, and otherwise is effective at the beginning of the first interim period beginning after 15 June 2003. The Statement will be implemented by reporting the cumulative effect of a change in accounting principle for financial instruments created before the issuance date of the statement and still existing at the beginning of the period of adoption.

        The Group will adopt SFAS 150 as of 1 July 2003.

        The Group does not expect that the adoption of SFAS 150 will have a material effect on the consolidated financial position and results of operations.

5.B    Liquidity and Capital Resources

Liquidity

        Management believes that, with respect to our current operations, cash on hand and funds from operations, together with our existing borrowing facilities, will be sufficient to cover our reasonably foreseeable working capital and debt requirements. We finance our capital expenditure from funds generated out of our business operations, existing borrowing facilities and, in some cases, additional borrowing to fund specific projects.

        The following table provides a summary of our cash flows for each of the three years ended 30 June 2003, 30 June 2002 and 25 June 2001.

Summary of Cash Flows

	2003	2002	2001

	(Rand in millions)
Net cash provided by operating activities	11,738	12,721	9,491
Net cash utilized in investing activities	(11,498)	(9,301)	(12,978)
Net cash generated from/(utilized by) financing activities	1,901	(4,042)	4,301

  Operating activities

        Net cash provided by operating activities was R11,738 million in 2003, a decrease of R983 million compared to R12,721 million in 2002. Net cash provided by operating activities increased by R3,230 million or 33% to R12,721 million in 2002, compared to R9,491 million in 2001.

        Earnings attributable to shareholders in 2003 was R7,344 million, a decrease of R2,090 million compared to R9,434 million in 2002. Earnings attributable to shareholders increased by R2,482 million or 36% in 2002, compared to R6,952 million in 2001. The decrease in 2003 was mainly as a result of the effects of the appreciation of the Rand, whereas the increase in 2002 was mainly due to the inclusion of Sasol Chemie for the full year as opposed to four months in the prior year, increased Rand selling prices of goods and improved sales volumes. For a detailed discussion of our earnings attributable to shareholders, see "Item 5.A Operating results".

        Significant non-cash items in 2003 that impacted operating activities include increased depreciation and amortization of R4,514 million compared to R3,930 million in 2002 and R2,415 million in 2001. The increase of R584 million in 2003 is attributable to Plant, Equipment and Vehicles brought into use in the current year. The significant increase in 2002 is attributable to the inclusion of Sasol Chemie for the full year and our on-going investments in capital projects. Other significant movements in non-cash items in 2003 include a decrease in our long-term obligations, net of the current portion, of R557 million (2002—an increase of R995 million; 2001—R339 million), an increase in our pension liability and pension assets of R822 million (2002—R212 million), asset impairment charges of R58 million (2002—R191 million; 2001—R588 million), a provision for repayment of a guarantee of R205 million in 2002 and a movement in the provision for doubtful accounts of a reversal of R90 million in 2003, a reversal of R52 million in 2002 and an increase of R224 million in 2001.

        Significant changes in operating assets and liabilities, net of acquisitions, in 2003 included a decrease in cash restricted for use of R1,387 million, cash utilized to settle long-terms obligations of R837 million (2002—R1,182 million) and a decrease in income tax payable of R1,689 million. In 2002 there was a reduction in trade and other receivables of R1,372 million (2001—increase of R1,922 million) and a decrease in trade payables, accrued expenses and other obligations of R1,197 million (2001—increase of R2,104 million).

  Investing activities

        Net cash utilized in investing activities was R11,498 million in 2003, an increase of R2,197 million or 24%, compared to cash utilized of R9,301 million in 2002. Net cash utilized in investing activities decreased to R9,301 million in 2002 from R12,978 million in 2001, representing decreased utilization of R3,677 million or 28%.

        Investment in property, plant and equipment amounted to R8,861 million in 2003, an increase of R1,614 million compared to R7,247 million in 2002. This expenditure was mainly attributable to the continuation of the Mozambique Natural Gas pipeline project, the conversion of our plants to utilize Natural Gas, the continuation of our Acrylic Acid and Acetates Plant, the completion of our n-Butanol plant and enhancements to existing facilities. In addition, in 2003 we invested R921 million in intangible assets and R1,035 million in equity accounted investees (mainly GTL projects in Qatar and Nigeria). We also invested R505 million in acquiring the remaining 33.3% portion of Schümann Sasol AG and some other smaller acquisitions.

        Investment in property, plant and equipment was R7,247 million in 2002, compared to R3,156 million in 2001, an increase which was mainly attributable to increased investment in the construction of chemical plants, including a detergent range alcohols plant, an ethyl acetates and acrylic acid and acrylates plant, the Mozambique natural gas pipeline and enhancements to existing facilities. In addition, in 2002 we invested R511 million in intangible assets, R763 million in equity accounted investees (GTL projects in Nigeria and Qatar and the polyethylene plant in Malaysia) and R400 million in marketable securities and other investments. The higher amount of R12,978 million in 2001 was mainly due to the acquisition of Sasol Chemie and other smaller acquisitions of R8,242 million.

  Financing activities

        Net cash generated from financing activities was R1,901 million in 2003, compared to cash utilized by financing activities of R4,042 million in 2002 and cash generated by financing activities of R4,301 in 2001.

        The net cash generated by financing activities in 2003 of R1,901 million was mainly due to proceeds of borrowings of R8,105 million offset by repayment of debt of R3,339 million, dividend payments of R2,835 million and other smaller net cash flows of R30 million.

        The net cash utilized by financing activities in 2002 of R4,042 million was mainly due to the repayment of debt of R807 million, the payment of dividends of R2,324 million and the repurchase of treasury stock under our share repurchase program of R1,020 million, partly offset by other smaller inflows of R120 million, comprising proceeds from share options exercised of R76 million and an increase in our bank overdraft of R44 million.

        The net cash generated by financing activities in 2001 of R4,301 million was mainly due to the debt of R6,962 million that we raised partly to finance our acquisition of Sasol Chemie and other smaller inflows totaling R157 million, reduced by the repurchase of treasury stock of R1,119 million and the payment of dividends of R1,655 million.

Capital Resources

        Long-term debt.    At 30 June 2003 we had total long-term debt of R4,219 million (excluding R772 million of short-term portion of long-term debt), compared to long-term debt of R5,424 million (excluding R1,669 million of short-term portion of long-term debt) at 30 June 2002. For further information regarding our long-term debt, refer to Note 20 of "Item 18—Financial Statements".

        Short-term debt.    At 30 June 2003 we had total short-term debt (including short-term portion of long-term debt) of R9,486 million compared to total short-term debt (including short-term portion of long-term debt) of R3,875 million at 30 June 2002. For further information regarding our short-term debt refer to Note 18 in "Item 18—Financial Statements".

        Our major funding facilities at 30 June 2003 are set out below.

Debt Facilities Overview

	Tenor		Facility and currency		Utilization
			(in millions)		(Rand in millions)
Sasol Financing(1)
Commercial banking facilities	Various (short-term	)		Rand 8,825	3,088
Commercial paper program	None			Rand 4,000	3,288
Revolving credit facility (syndicated)(2)	Short-term		US$260	(Rand 1,949)	1,184
Sasol Wax
Commercial banking facilities	Various (short-term	)	euro 78	(Rand 673)	363
Sasol Financing International
Commercial banking facilities	Various (short-term	)	US$70	(Rand 525)	2
Sasol Chemie (syndicated)(3)
Asset based finance (Germany/Italy)(3)	Long-term		euro 223	(Rand 1,924)	1,924
Asset based finance (USA)(3)	Long-term		US$113	(Rand 847)	847
Revolving credit facility(3)	Long-term		euro 126	(Rand 1,087)	131

(1)
Guaranteed by Sasol Limited.

(2)
Three-year facility, expiring in November 2003. On 17 September 2003, Sasol mandated Credit Agricole Indosuez and Dresdner Kleinwort Wasserstein to arrange a euro 350 million Syndicated Dual Currency Revolving Credit Facility on its behalf. The facility has a tenor of three years at a margin of 60 basis points (0.6%) per annum. It will refinance the existing US $400 million syndicated revolving credit facility and serve for general corporate purposes.

(3)
Seven-year facilities, expiring in December 2007.

        Sasol Financing and Sasol Financing International act as our in-house banks and our Group financing vehicles. All our Group treasury, cash management and borrowing activities are conducted through Sasol Financing and Sasol Financing International.

        We endeavor to match the tenure of our debt with the nature of the asset or project being financed. Hence, Sasol Chemie has been financed with long-term debt with a seven-year tenure, and our long-term ventures, including the Mozambique Natural Gas project and GTL projects will be financed with debt with appropriate long-term tenures, indicatively 10 to 14 years.

        It is our practice to structure long-term debt utilizing a combination of floating and fixed interest rates. Long-term debt of R4,991 million (including short-term portion of R772 million) currently comprises Sasol Chemie's asset-backed loans of R2,771 million of which part of the interest rate exposure has been fixed by means of interest rate swaps, and Natref redeemable preference shares of R958 million with fixed interest rates, as well as other debt of R1,263 million with variable interest rates.

        On 1 September 2003, the Group issued R2,000 million unsecured guaranteed registered notes with minimum denominations of R1 million each. Interest at a rate of 10.5% per annum will be payable semi-annually commencing on 1 March 2004. The maturity date of the notes is 1 September 2007.

        We generally generate strong cash flow in South Africa and any funding shortfall is usually short-term in nature. Besides our normal commercial banking facilities, the majority of which is in South Africa, another facility to fund short-term funding requirements in South Africa is our commercial paper program of R4 billion, normally at fixed interest rates.

        We manage our short-term debt interest rate exposure by making use of a combination of commercial banking facilities with variable interest rates and commercial paper issues at fixed interest rates.

  Debt profile

        We actively monitor and manage our cash flow requirements and to the extent that core long-term financing requirements are identified, we will finance these with longer-term debt issues. Such a long-term bond issue will typically have a fixed interest profile; however, the interest rate structure is actively managed as highlighted above.

        Our debt profile and maturity at 30 June 2003 are set out below.

Group debt profile

	Sasol Mining	Sasol Synfuels	Sasol Oil & Gas	Sasol Olefins & Surfactants	Sasol Polymers	Sasol Solvents	Sasol Waxes	Sasol Financing	Other	Total

	(Rand in millions)
Long-term loans
(euro)	—	—	—	1,836	—	1	141	—	—	1,978
(US$)	—	—	—	770	—	—	—	—	—	770
(Rand)	42	115	1,011	—	58	1	—	—	244	1,471

Long-term loans total	42	115	1,011	2,606	58	2	141	—	244	4,219
Short-term loans	13	53	791	390	6	2	412	7,559	260	9,486
Bank overdraft	3	—	—	147	—	—	—	2	3	155

Total										13,860

Maturity profile of debt

	Less than 1 year	1 to 2 years	2 to 5 years	Over 5 years	Total

	(Rand in millions)
Maturity profile	9,641	984	2,340	895	13,860

Covenants

        Our main debt facilities' covenants (with which we are in compliance) as of 30 June 2003 are set out below.

Financial covenant	30 June 2003	Covenant level min/max
Sasol Financing Revolving Credit Facility
Consolidated Tangible Net Worth (CTNW)	R36,268 million	Min R10,000 million
CTNW as percentage of Bank specified Assets	61.0%	Min 42.5%
Total debt to EBITDA(1) ratio	0.6:1	Max 2:1
EBITDA to Interest Expense ratio	13.7:1	Min 6:1
Sasol Chemie Facility
Tangible Net Worth	euro 693 million	Min euro 350 million
Leverage ratio	1.62:1	Max 2.25:1
EBITDA to Net Interest Paid ratio	7.06:1	Min 6.0:1
Capital expenditure	euro 91 million	Max euro 150 million per year

(1)
EBITDA or Earnings before Interest, Tax, Depreciation and Amortization is defined for purposes of the Sasol Financing Revolving Credit Facility as the consolidated net profits before taxation of Sasol Limited prepared in terms of IFRS for any financial year, adjusted by:

•
adding interest expense;

•
excluding exceptional or extraordinary items and amounts attributable to minority interests; and

•
adding depreciation and amortization, including that of goodwill.

        In November 2002 Standard & Poor's assigned us the following ratings:

  •
  short term foreign currency A-2; and

  •
  long term foreign currency BBB/stable.

5.C    Research and Development, Patents and Licenses

Research and Development

        Our research and development function consists of a central research and development division in South Africa, which focuses on fundamental research while our decentralized divisions focus on applications. The central research function has a full suite of state-of-the-art pilot plants to support both current and future technology being developed.

        Our application research and development capabilities, which are based in Germany, Italy, The Netherlands, United States and South Africa are focused around four areas:

  •
  technical service;

  •
  analytical service;

  •
  plant support; and

  •
  new applications, products and processes.

        The key products supported by our applications research and development are alcohols and derivatives, surfactants and detergents, inorganic specialties, LABs, paraffins and olefins, solvents, fuels and lubricants and polymers and fine chemicals.

        Total expenditure on Research and Development in financial years 2003, 2002 and 2001 was R461 million, R350 million and R380 million, respectively.

        For further information regarding our research and development activities, see "Item 4.B Business Overview—Research and Development—Sasol Technology".

5.D    Trend Information

        Our financial results since the end of year 2003 have been principally affected by increased derived crude oil prices and a further strengthening in the Rand to US dollar and the euro to US dollar exchange rate.

        In recent months, the derived crude oil price has risen from the year-end level of 27.86 US dollar/bbl to 30.38 US dollar/bbl on 22 August 2003, falling to 25.28 US dollar/bbl on 19 September 2003, before approaching 30.00 US dollar/bbl at the end of September 2003. Given the current uncertain political environment, the oil price has been volatile and this volatility is expected to continue in the foreseeable future. As discussed above, a high oil price generally results in increased profitability for our Group.

        The Rand to US dollar exchange rate was R7.50 at 30 June 2003. After trading in a narrow range of between R7.75 and R7.25 to the US dollar during July and August 2003, the Rand strengthened from 16 September 2003 to trade in the R6.95 range at the end of September 2003. This Rand strength has resulted in negative effects on our profits. The US dollar exchange rate has been particularly volatile and we expect this volatility to continue in the foreseeable future.

        The euro to US dollar exchange rate was euro 1.15 at 30 June 2003 with a general weakening of the euro to late August 2003 when the rate had changed to euro 1.08. The Euro then began strengthening and reached a rate of euro 1.17 in late September 2003. This euro strength has resulted in negative effects on our profits.

        Although prices for various petrochemical products have weakened in Europe, prices in most other major markets (i.e. Asia Pacific) have not significantly changed since the year-end.

5.E    Off-Balance Sheet Items

        We do not engage in off-balance sheet financing activities and do not have any off-balance sheet debt obligations, special purpose entities or unconsolidated affiliates.

Guarantees:

        The Group has guaranteed the fulfilment of various subsidiaries' and joint ventures' obligations in terms of contractual agreements.

	30 June 2003 Guarantee	30 June 2003 Outstanding	30 June 2002 Guarantee	30 June 2002 Outstanding
	(Rand in Millions)
Domestic medium term note holders	—	—	2,000	895
Commercial paper holders	4,000	3,288	4,000	223
Guarantee to Dresdner Bank AG for Sasol DHB	—	—	205	205
Natref preference shareholders	887	887	770	770
Guarantee in respect of the Natural gas pipeline	1,597	610	1,574	—
Letters of credit	60	—	240	—
Customs and Excise	105	1	105	—
Exploration activities	38	—	118	—
Guarantee to RWE-DEA	260	—	306	—
Petlin Malaysia performance guarantee	370	232	506	318
Spring Lights	78	78	—	—
Guarantees in respect of GTL Ventures	8,426	—	—	—
Miscellaneous other guarantees	492	59	290	—

	16,313	5,155	10,114	2,411

        The amount outstanding is included in the consolidated balance sheet of the Group.

        The guarantees in respect of the commercial paper holders are discussed in more detail below under the section on borrowing facilities. See "Item18. Financial Statements Note 22".

        The guarantees in respect of the Natref preference shareholders are given by Sasol Oil (Pty) Limited.

        Sasol has issued guarantees for the obligations in respect of the Republic of Mozambique Pipeline Investment Company (Pty) Ltd, (ROMPCO) including inter alia:

  •
  Sasol Financing (Pty) Ltd issued a guarantee to Wedelin Investments (Pty) Ltd for the financial obligations of ROMPCO under an engineering, procurement construction contract (EPC). At 30 June 2003, an amount of R60 million was outstanding and a total guarantee of R1,027 million was committed under the EPC contract. It is estimated that first gas will flow in February 2004.

  •
  Sasol Financing (Pty) Ltd issued a guarantee of R550 million for the obligations of ROMPCO under a loan agreement with the Development Bank of Southern Africa (DBSA). The amount outstanding under the loan agreement with the DBSA was R550 million at 30 June 2003. We expect that the financial close of the long-term financing of this project will be achieved by first quarter 2004.

  •
  In addition, Sasol Limited has provided a R20 million (2002- R267 million) guarantee to Itochu Corporation for payment in respect of delivery of the pipe for this project.

        Sasol has issued guarantees for the obligations of various of its subsidiaries in respect of the GTL Ventures. These guarantees relate to the construction and funding of Oryx GTL Ltd and Escravos GTL in Nigeria, including inter alia:

  •
  Sasol Limited issued a completion guarantee for its portion of the project debt of Oryx GTL Ltd capped at US$343 million (R2,576 million) plus interest and costs subject to the project demonstrating a minimum level of sustained production over a continuous period of ninety days and catalyst deactivation within acceptable parameters for at least two hundred and seventy days, after commissioning. It is estimated that the project will be commissioned at the end of 2005.

  •
  Sasol Limited issued a guarantee for the take-or-pay obligations of its wholly owned subsidiary under the gas sale and purchase agreement (GSPA) entered into between Oryx GTL Ltd, Qatar Petroleum and ExxonMobil Middle East Gas Marketing Ltd, by virtue of this subsidiary's 49% shareholding in Oryx GTL Ltd. Sasol Limited's exposure is limited to the amount of
  US$110 million. In terms of the GSPA, Oryx GTL Ltd is contractually committed to purchase minimum volumes of gas from Qatar Petroleum and Exxon Mobil Middle East Gas Marketing Ltd on a take-or-pay basis. Should Oryx GTL terminate the GSPA prematurely, Sasol Limited's wholly owned subsidiary will be obliged to take-or pay its 49% share of gas off take requirements by way of damages for a maximum amount of US$110 million (R826 million). The term of the GSPA is 25 years from the date of commencement of operations. It is estimated that the project will be commissioned at the end of 2005.

  •
  Sasol Limited issued a guarantee for the obligation of its wholly owned subsidiary to contribute 49% of the required equity in respect of the investment in Oryx GTL Ltd. Sasol's equity contribution is estimated at US$163 million (R1,222 million). It is expected that the project will be commissioned at the end of 2005.

  •
  Sasol Limited issued a performance guarantee for the obligations of its subsidiaries in respect of the construction of Escravos GTL in Nigeria for the duration of the investment in Escravos GTL limited to an amount of US$250 million (R1,878 million).

  •
  Sasol Limited issued a performance guarantee for the obligations of its subsidiaries in respect of and for the duration of the investment in Sasol Chevron Holdings Ltd, limited to an amount of US$250 million (R1,878 million). Sasol Chevron Holdings Ltd is a joint venture between a wholly owned subsidiary of Sasol Ltd and Chevron Texaco Corporation.

        All guarantees listed above are issued in the normal course of business.

5.F    Capital and Contractual Commitments

        Contractual commitments.    The following significant contractual obligations existed at 30 June 2003:

Amount of obligations/commitments expiration per period

Contractual obligations	Total amount	Amount representing finance charges	Within 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	Over 5 years

	(Rand in millions)
Operating leases	2,255	—	342	261	235	203	83	1,131
External long term debt	4,219	—	—	984	856	867	617	895
External short term debt	9,486	—	9,486	—	—	—	—	—
Bank overdraft	155	—	155	—	—	—	—	—
Firm purchase commitments	11,395	—	3,562	2,034	1,425	631	544	3,199
Capital leases	709	(274)	162	145	102	47	44	483

Total	28,219	(274)	13,707	3,424	2,618	1,748	1,288	5,708
Contractual commitments	Total amount	Within 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	Over 5 years

	(Rand in millions)
Standby letters of credit	60	60	—	—	—	—	—

Total	60	60	—	—	—	—	—

        Capital commitments.    Commitments are budgeted, approved and reported in accordance with our management policy for segmental reporting.

Contractual commitments	Total amount	Within 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	Over 5 years

	(Rand in millions)
Total	18,072	9,222	5,438	2,740	642	25	5

        The following table sets forth our authorized capital expenditure as of 30 June 2003:

Capital expenditure	30 June 2003
(Rand in millions)
Authorized and contracted for	9,562
Authorized but not yet contracted for	8,510

Total	18,072

        Some of the significant projects approved and included in capital commitments for the year ended 30 June 2003 are the acrylic acids and acrylates complex (total project value—R2,210 million) scheduled ready-for operation in December 2003 and the Mozambique Natural Gas Project (total project value—R11,264 million) scheduled ready-for operation in May 2004. Included above are the Group's share of capital commitments in respect of the gas-to-liquids joint ventures in Qatar (total project value—R3,779 million) and Escravos (total project value—R3,005 million) which are accounted for as equity method investees. For more information regarding our planned capital expenditure see "4.A History and Development of the Company—Capital Expenditure". Expenditure to 30 June 2003 on these projects was approximately R17,552 million (2002—R10,500 million).

        As at 30 June 2003, we had authorized approximately R28 billion of Group capital expenditure on projects currently in progress, of which we had spent R10 billion during 2003. Of the unexpended capital commitments of R18 billion, R10 billion has been contracted for. We expect to spend R9 billion in 2004, R5 billion in 2005 and the remainder in 2006 and after.

        We expect to spend approximately R7 billion of our R18 billion capital commitments in projects in South Africa, R5 billion in other African countries and the balance in projects in other regions.

        The above amounts are as reported to our Board, stated on the basis of the management approach used for segment reporting. They exclude capitalized interest but include business development costs and our Group's share of capital expenditure of equity accounted investees. We hedge all our major capital expenditure in foreign currency immediately upon commitment of expenditure or upon approval of the project.

5.G    Safe Harbor

        This annual report contains forward-looking statements. Please see the discussion under "Forward-Looking statements".

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A    Directors and Senior Management

        We are managed by our Board of Directors, the Group Executive Committee (GEC) and the Chief Executive. Since our inception, we have adopted and operated corporate governance structures and mechanisms which have been constantly reviewed to reflect internal corporate developments and national and international best practice.

        During the year, there were significant new national and international corporate governance developments. Some of the principles of the second King Committee Report on Corporate Practices and Conduct ("King II") have been incorporated in the recently announced JSE Securities Exchange Listings Requirements and an era of significantly increased corporate governance requirements were introduced in the United States by the Sarbanes-Oxley Act.

        Some of the changes introduced by the new JSE Securities Exchange Listing Requirements and the Sarbanes-Oxley Act are already in effect whilst other changes will become effective over the next 5 years. These more stringent compliance and corporate governance requirements have provided the Nomination and Governance Committee and the Board an opportunity to again critically review and benchmark the governance structures and processes of the Group.

        We comply, to the extent currently required, with the new JSE Securities Exchange Listings Requirements and the comprehensive set of US corporate governance standards as recently augmented by the SEC and NYSE rules adopted as a consequence of the Sarbanes-Oxley Act. We have also embraced the principles of the updated South African Code of Corporate Practices and Conduct as recommended in the King II report.

        In addition we already comply with a large percentage of the proposed corporate governance requirements referred to above that will only become effective in the future. The Board considers the issue of corporate governance as a priority that requires more attention than merely establishing the steps to be taken to demonstrate compliance with new legislation, regulatory or listing requirements.

        Issues of governance will continue to receive the Board and its committees' consideration and attention during the next financial year and thereafter.

The Board of Directors

        We have a Board of Directors comprised of 14 directors of which ten are non-executive and four are executive. During the reporting year all the non-executive directors, with the exception of Mr. Mandla Gantsho, were considered to be independent in accordance with King II and the rules of the New York Stock Exchange. Mr. Steven Pfeiffer, who was appointed in July 2003, is not considered to be independent in accordance with King II and the rules of the New York Stock Exchange.

        The positions of Chairman and Deputy Chairman/Chief Executive are separated and are filled by an independent non-executive director, Paul du Plessis Kruger, and an executive director, Pieter Vogel Cox, respectively. Mr. Cox was re-appointed as the Chief Executive by the Board at its meeting held on 3 December 2001. Subject to the applicable notice period and the Articles of Association, Mr. Cox's tenure as Chief Executive expires at the end of September 2005.

        Our Board currently comprises the following:

Name	Position	Age	Member Since	Current Term Expires(1)
Paul du Plessis Kruger	Non-Executive Chairman	66	January 1986	November 2004
Pieter Vogel Cox	Deputy Chairman and Chief Executive	60	January 1996	November 2003
Elisabeth le Roux Bradley	Non-Executive Director	64	February 1998	November 2003
Warren Alexander Morten Clewlow	Non-Executive Director	67	July 1992	November 2003
Brian Patrick Connellan	Non-Executive Director	63	November 1997	November 2004
Lawrence Patrick Adrian Davies	Executive Director	52	August 1997	November 2004
Jan Hendrik Fourie	Executive Director	60	August 1997	November 2005
Mandla Sizwe Vulindlela Gantsho	Non-Executive Director	41	June 2003	November 2003
Ralph Havenstein	Executive Director	47	May 1998	June 2003
Anshuman Jain	Non-Executive Director	40	July 2003	November 2003
Sam Montsi	Non-Executive Director	58	March 1997	November 2003
Trevor Stewart Munday	Executive Director	54	May 2001	November 2003
Steven Bernard Pfeiffer	Non-Executive Director	56	July 2003	November 2003
Jürgen Schrempp	Non-Executive Director	59	November 1997	November 2005
Conrad Barend Strauss	Non-Executive Director	67	January 2000	November 2003

(1)
Under our Articles of Association, at the annual general meeting of the Company, one-third of the serving directors shall retire or, if the total number of serving directors who shall retire does not constitute a multiple of three, the number of directors who shall retire shall be the number, adjusted upwards, that is the closest to one-third. The number of directors retiring by way of rotation has increased to five due to the increase in the size of the Board from 12 to 15. Mr. Munday's term therefore expires November 2003 instead of November 2004

        Paul Kruger has been our non-executive Chairman since January 1997. He joined the Group in 1964 and became a director in 1986. From 1987 to 1996, Mr. Kruger served as chief executive of our Group. Mr. Kruger has served as chancellor of the Rand Afrikaans University, vice-president of the South Africa Foundation and has served in the past as chairman of Business South Africa and the Industrial Environmental Forum. He is currently a trustee of Business South Africa and a director of several companies, including ABSA Bank Limited, and Abagold (Pty) Limited. Mr. Kruger serves on the King Committee on Corporate Governance. He received a Bachelor of Science Engineering (Mining) from the University of the Witwatersrand, South Africa in 1959 and a Master of Business Leadership from the University of South Africa in 1973. He attended the Executive Program at Stanford Business School in the United States in 1986 and holds an honorary doctorate from the University of Port Elizabeth.

        Pieter Cox has been our Chief Executive since 1997 and deputy chairman since 2001. He joined the Group in 1971 and became a director in 1996. Mr. Cox is also a director of several other companies in the Group. In 1993, he was appointed managing director and chief executive officer of Polifin Limited. In May 1996, Mr. Cox became chief operating officer of Sasol Limited and served in this role prior to assuming his current position. He received a Bachelor of Science Engineering (Metallurgy) degree in 1966 and a Bachelor of Science Engineering (Mining) degree in 1968 from the University of the Witwatersrand. He attended the Executive Program at Stanford Business School in the United States in 1990.

        Elisabeth Bradley has been our director since 1998. She is currently chairman of Toyota SA (Pty) Limited, and a director of several other companies, including Standard Bank Group Limited, The Tongaat-Hulett Group Limited and Anglogold Limited. Ms. Bradley is deputy chairperson of the South African Institute of International Affairs and chairperson of the Centre for Development and Enterprise. She received her Bachelor of Science from the University of the Free State in 1961 and a Master of Science from the University of London in 1964.

        Warren Clewlow has been our director since 1992. He is currently chairman of Pretoria Portland Cement Company Limited. He is deputy chairman of Old Mutual Life Assurance Company (South Africa) Limited, Nedbank Limited and Nedcor Limited. He is a director of Old Mutual plc and chairman of Barloworld Limited. He is also a council member of the South Africa Foundation. Mr. Clewlow received his Chartered Accountancy qualification from the University of Natal in 1959 and was awarded an honorary doctorate from the University of Natal in 1990.

        Brian Connellan has been our director since 1997. From 1990 to 2000, Mr. Connellan served as executive chairman of Nampak Limited and from 2000 to 2001 as non-executive chairman of Nampak. Currently, he serves as a director of Nampak Limited. He is also a director of several other companies, including ABSA Group Limited, Tiger Brands Limited, Reunert Limited and Bidcorp plc. Mr. Connellan received his Certification in Accountancy Theory from Witwatersrand University in 1961 and became a chartered accountant with the Public Accountants and Auditors Board in 1963.

        Pat Davies has been our director since 1997. He is also a director of several other companies in the Group. Mr. Davies joined the Group in 1975 and has held various positions in engineering design, project management, operations management and corporate affairs. He is currently responsible for Sasol Petroleum International, Sasol Synfuels International, Sasol Oil, the Group's GTL and natural gas projects and corporate strategy. As from 1 July 2003 he also assumed responsibility for Sasol Synfuels and Sasol Technology. He received a Bachelor of Science Engineering (Mechanical) from the University of Natal, South Africa in 1975 and attended the Management Program at Harvard Business School in the United States in 1986.

        Jan Fourie has been our director since 1997. He is also a director of several other companies in the Group. Mr. Fourie joined the Group in 1981 and during the reporting period oversaw our research and development, technology development, process engineering, projects and construction divisions, new ventures, safety, health and environmental affairs, information technology and Sasol Synfuels. Mr. Fourie has 36 years experience in the South African chemical, fertilizer, mining and synthetic fuels industries. He received a Bachelor of Science Engineering (Chemical) from the University of Pretoria, South Africa in 1963 and a Master of Business Administration from Stellenbosch University in 1969. He attended the Executive Program at Stanford University in the United States in 1993.

        Mandla Gantsho became our director on 1 June 2003. He is the chief executive officer and managing director of the Development Bank of Southern Africa. Prior to this appointment in 2001, he served as advisor to a vice-president of the International Finance Corporation in Washington. He obtained a Bachelor of Commerce from the University of Transkei in 1983 and a Certificate in Accountancy Theory and a Bachelor of Commerce (with Honors) in Financial Management from the University of Cape Town in 1985 and 1986, respectively. He became a chartered accountant with the Public Accountants and Auditors Board in 1987. He also obtained a Masters in Science from The George Washington University in 2002.

        Ralph Havenstein was our director since 1998. He resigned from the Sasol Group with effect from 1 July 2003. He was also a director of several other companies in the Group. Mr. Havenstein joined the Group in 1979 and was the managing director of Sasol Chemical Industries, a position he has held from 1997 to his resignation. In 1991, he became manager of new ventures at Sasol Technology, where he was involved in key projects, including the alpha olefins plant in Secunda. Mr. Havenstein led the integration of Sasol Chemie into Sasol's chemical businesses. He received a Bachelor of Science Engineering (Chemical) and a Master of Science Engineering (Chemical) from the University of Pretoria, South Africa in 1977 and 1979, respectively, and a Bachelor of Commerce from the University of South Africa in 1984. He attended the Advanced Management Program at the University of South Africa in 1991 and the Executive Program at Stanford Business School in the United States in 2000.

        Anshu Jain became our director on 1 July 2003. He has been a member of the Group Executive Committee of Deutsche Bank AG since 2002. He is currently the managing director and head of global markets at Deutsche Bank. Prior to this appointment he was a managing director with Merrill Lynch in New York. He obtained a Bachelor of Arts (with Honors) in economics from Delhi University in 1983 and a Master of Business Administration in Finance from the University of Massachusetts in 1985.

        Sam Montsi has been our director since 1997. Mr. Montsi is the chief executive of Montsi Investments (Pty) Limited. He was the founder of Siphumelele Investments Limited and a director of a number of other companies, including Independent News and Media (SA) (Pty) Limited, and the South African Fund of Alliance Capital Management LP. He is also a trustee of Business Arts South Africa. He received a Bachelor of Arts in Economics from the University of Botswana Lesotho and Swaziland in 1970 and a Masters in Economics from Williams College in the United States in 1973.

        Trevor Munday has been our director since 2001. He is also a director of several other companies in the Group. Mr. Munday joined the Group in 1996 and currently oversees finance, investor relations, planning, corporate affairs and brand management. As of 1 July 2003, he assumed responsibility for Sasol's chemical businesses. Mr. Munday served as the managing director of Polifin Limited from 1996 to 2001 prior to its acquisition by us. He received a Bachelor of Commerce from Natal University, South Africa in 1970.

        Steve B Pfeiffer became our director on 1 July 2003. He has been a partner of the United States based international law firm Fulbright & Jaworski LLP since 1983 and is currently serving a four-year term as chairman of that firm. He is a director of Barloworld Limited and Riggs National Corporation and the non-executive chairman of Riggs Bank Europe Limited in London. He received a Bachelor of Arts from the Wesleyan University in 1969. He completed a Bachelor of Arts and Master of Arts in Jurisprudence at Oxford (Christ Church) as a Rhodes Scholar and a Master of Arts in Area Studies (Africa) at the School of Oriental and African Studies of the University of London. He is also a chairman emeritus of Wesleyan University in Middeltown, Connecticut, in the United States, a director of the Africa American Institute and the director of Project Hope.

        Jürgen Schrempp has been our director since 1997. Since 1998, he has been chairman of the board of management of DaimlerChrysler AG and prior to that, chairman of the board of management of Daimler-Benz AG since 1995. He is also chairman of the supervisory board of DaimlerChrysler South Africa and a director of several other companies, including Allianz AG, and Vodafone Group plc. Mr. Schrempp is also a member of the international council of JP MorganChase and the advisory council of Deutsche Bank AG, as well as a member of the South African President's International Advisory Council.

        Conrad Strauss has been our director since 2000. From 1992 to 2000, he was the chairman of Standard Bank Investment Corporation Limited. He still serves as a director of the Standard Bank Group Limited. He is the director of The Standard Bank of South Africa Limited, Afrox Limited and Hans Merensky Holdings (Pty) Limited. Dr. Strauss previously served as the national chairman of the South African Institute of International Affairs, the chairman of the Presidential Commission of Enquiry into Rural Finance and the president of the South Africa Foundation from 1996 to 1998. He has served as a director of several other companies, including the Liberty Group Limited, Transnet, Gold Fields of South Africa Limited and South African Breweries plc. Dr. Strauss received a Bachelor of Arts from Rhodes University, South Africa in 1956, a Master of Science from Cornell University in 1958, a Doctorate from Rhodes University in 1961 and holds honorary doctorates from Rhodes University and from the University of Pretoria, South Africa.

Chief Executive

        Our Chief Executive, who is appointed by the Board, is responsible for the day-to-day management and the strategic direction of the Company. Our current Chief Executive, Mr. Pieter Vogel Cox, was appointed to the position on 1 January 1997 and was subsequently re-appointed on 3 December 2001 with a tenure expiring at the end of September 2005. Our Board may from time to time confer upon our Chief Executive any of their powers as they deem fit, and may confer, recall, revoke, vary or alter these powers.

Senior Management

        The following is a list of our senior executive officers, who are also members of our GEC, whose current areas of responsibility we set out below:

Name	Position and areas of responsibility
Pieter Vogel Cox	Deputy Chairman and Chief Executive.
Trevor Stewart Munday	Executive Director, Chief Financial Officer, and responsible for Sasol chemical businesses and corporate affairs.
Johannes Albertus Botha	Group General Manager, responsible for Sasol Oil and Gas.
Lawrence Patrick Adrian Davies
Executive Director, responsible for oil refining, liquid fuels, oil and gas exploration, GTL, natural gas and corporate strategy. He is also responsible for research and development, Synfuels, new ventures, technology development, construction projects, information technology and safety, health and environment.
Abraham de Klerk	Group General Manager, responsible for Sasol Synfuels and Sasol Technology.
Jan Hendrik Fourie
Executive Director, responsible for research and development, Synfuels, new ventures, technology development, construction projects, information technology and safety, health and environment. He will retire in January 2004.
Ralph Havenstein	Executive Director, responsible for Sasol Chemical Industries until 30 June 2003. Resigned from the Sasol Group with effect from 1 July 2003.
Nereus Louis Joubert	General Counsel, responsible for group secretarial, legal, procurement and supply, insurance, risk management and internal audit functions.
Jan Adrian van der Westhuizen	Group Head of Human Resources. Also responsible for the mining division and group information management.
Rynhardt van Rooyen	Group General Manager, responsible for the group-wide accounting function.

        Hannes Botha has been Group General Manager since July 2003 and the Managing Director of Sasol Oil since 1998. He joined Sasol in 1981 as a divisional manager and after acting as general manager responsible for manufacturing facilities and engineering activities of various plants, was promoted to Managing Director of Sasol Synfuels in 1993. Mr Botha is also a director of several other companies in the Group. He obtained his Bachelor of Science (Electrical Engineering) in 1970 from the University of Pretoria, South Africa and in 1980 his Master of Business Leadership from the University of South Africa.

        Bram de Klerk has been the Managing Director of Sasol Synfuels since 1998 and was appointed as a Director of Sasol Technology in September 2003. He joined Sasol in 1973 as an assistant design engineer and became the managing director of National Petroleum Refiners of SA (Pty) Limited in 1997. Mr De Klerk is also a director of several other companies in the Group. He received a Bachelor of Science Engineering from the University of Pretoria, South Africa in 1973 and a Master of Business Leadership from the University of Potchefstroom, South Africa in 1978.

        Nereus Joubert has been the Company Secretary and General Counsel of Sasol Limited since joining Sasol in 1994. He was promoted to General Manager in 1995 and to Group General Manager in July 2003. Currently he is responsible for the Group company secretarial, legal, procurement and supply, insurance, risk management and internal audit functions and serves on the boards of several of the companies of the Sasol Group. He obtained a Bachelor of Laws degree, a post-graduate Bachelor of Law degree and a Doctor of Law degree from Rand Afrikaans University, South Africa in 1978, 1980 and 1985 respectively and attended the Advanced Management Program at Harvard Business School in the United States in 2000. He also conducted post doctoral research at the University of Saarland, Germany as an Alexander

Von Humboldt scholar during 1989 and 1993. Prior to joining the Company, Dr Joubert was a professor of law and vice dean of the faculty of law of the Rand Afrikaans University, South Africa.

        Rynhardt van Rooyen has been the Group General Manager responsible for the Group-wide accounting function since June 2003, previous to which he was General Manager of Finance. He joined Sasol in 1977 as a senior accounting officer. He is also a director of several other companies in the Group. Mr Van Rooyen obtained a Bachelor of Commerce from the University of the Orange Free State, South Africa in 1971 and a Bachelor of Computationis (with Honors) from the University of South Africa in 1975. He became a chartered accountant with the Public Accountants and Auditors board in 1976. In 1986, he attended the Executive Management Program and in 1994, the Strategic Purchasing Management Program at the Pennsylvania State University in the United States.

        Jannie van der Westhuizen has been the Group General Manager responsible for group human resources, the mining division and group information management since July 2003, previous to which he was the General Manager responsible for group human resources and mining. He joined Sasol Mining in 1986 and was the General Manager of Brandspruit Colliery, Sasol Mining when he left in 1993 to join Eskom as Fuel and Water Manager. In 1996, he joined Organization Development International as the Director and Head of Mining Practice and in April 1997 rejoined Sasol Mining as Managing Director. He is also a director of several other companies in the Group. Mr. Van der Westhuizen obtained his Bachelor of Science (Industrial Engineering) in 1972, a Master of Business Administration in 1975 and in 1979 a Post Graduate Diploma in Mining (Cum Laude) from the University of Pretoria, South Africa. He attended the Executive Management Program in 1991 at the Pennsylvania State University in the United States and in 2002, attended the Stanford Executive Program at Stanford University, United States.

6.B    Compensation

        Compensation of senior management under the JSE Listings Requirements.    We are not required to, and do not otherwise, disclose compensation paid to individual senior managers.

        For the year ended June 2003, our Board of Directors and senior management named in Item 6.A above received aggregate remuneration and other benefits in kind of approximately R29 million.

        The aggregate amount contributed by us as a Group to provide pension benefits for the members of the Board and senior managers named in Item 6.A was approximately R3 million for the year ended June 2003.

        For details on the shares and shares options held by our Board of Directors and senior management named in Item 6.A see "Item 6.E Share Ownership".

        The following table summarizes the compensation received by our executive and non-executive directors in the year 2003.

Directors' Compensation

Executive directors	Salary	Bonus	Retirement funding	Other(1)	Total 2003

	(Rand in thousands)
Pieter Vogel Cox (Chief Executive and Deputy Chairman)	3,448	2,921	715	291	7,375
Lawrence Patrick Adrian Davies	2,095	1,416	376	230	4,117
Jan Hendrik Fourie	1,971	1,411	491	228	4,101
Ralph Havenstein(2)	1,898	1,318	375	1,066	4,657
Trevor Stewart Munday	1,799	1,251	355	229	3,634

Total	11,211	8,317	2,312	2,044	23,884
Non-executive directors	Sasol Limited Board meeting fees	Subsidiary Board meeting fees	Committee fees	Total 2003

Paul du Plessis Kruger (Chairman)	820	1,635	220	2,675
Elisabeth le Roux Bradley	200	—	120	320
Warren Alexander Morten Clewlow	200	—	420	620
Brian Patrick Connellan	200	—	140	340
Mandla Sizwe Vulindlela Gantsho(3)	17	—	—	17
Sam Montsi	200	—	100	300
Zavareh Rustomjee(4)	50	—	—	50
Jürgen Schrempp(5)	620	—	—	620
Conrad Barend Strauss	200	—	160	360

Total	2,507	1,635	1,160	5,302

(1)
Includes medical aid contributions and car benefit scheme.

(2)
Includes cash payment of R835,000 in lieu of leave upon resignation. Resigned on 30 June 2003

(3)
Appointed 1 June 2003.

(4)
Appointed 1 October 2001. Resigned on 18 September 2002.

(5)
Fees paid in US dollars.

        Directors' service contracts.    There are no service contracts for non-executive directors. Executive directors are employed by means of service contracts with standard terms, applicable to all employees. These provide for termination notice periods of 30 days.

6.C    Board Practices

  Appointment, retirement and re-election of directors

        Our directors are elected by our shareholders at the annual general meeting. The Board of Directors may appoint any person as a director, either to fill a vacancy or as an addition to the Board, provided that the total number of directors does not at any time exceed the maximum of 15 directors of which a maximum of five may be executive directors. Directors appointed by the Board in this manner are required to retire at the next annual general meeting following their appointment, but are eligible for re-election. There is no requirement in the Articles of Association that directors must hold qualifying shares. If the number of persons nominated as directors does not exceed the number of vacancies available, then the nominated directors are deemed to have been duly elected.

        At the annual general meeting of the company, one-third of the serving directors shall retire or, if the total number of serving directors who shall retire does not constitute a multiple of three, the number of directors who shall retire shall be the number, adjusted upwards, that is the closest to one-third.

        A director who has been appointed for the first time at an annual general meeting or by the Board of Directors after 27 October 1997 shall retire five years after his initial appointment. Directors who have retired in this manner are eligible for automatic re-election by the shareholders if they have been re-appointed after retirement by either the Board or the shareholders.

        Any director exceeding 70 years of age shall retire at the end of that year, provided that, subject to the Articles of Association, the Board may, by unanimous resolution on a year-to-year basis, extend a director's term of office until the end of the year in which he turns 73.

  Board procedures and matters

        The Board has adopted a Board Charter. It provides a concise overview of:

  •
  the demarcation of the roles, functions, responsibilities and powers of the Board, the shareholders, individual directors, officers and executives of the Company;

  •
  the terms of reference of the various board committees;

  •
  matters reserved for final decision-making or pre-approval by the Board;

  •
  the policies and practices of the Board in respect of matters such as corporate governance, trading by directors in the securities of the Company, declarations of conflicts of interest, board meeting documentation and procedures and the nomination, appointment, induction, training and evaluation of directors and members of Board committees.

        A quorum for a Board resolution is comprised of five directors, three of whom must be non-executive. The Board meets at least four times a year. It determines the strategic direction of the company, maintains full and effective control over the company and monitors the executive management through a structured approach to reporting and accountability. However, the Company adopts a decentralized approach to the day-to-day running of the businesses of the Group.

        The independent non-executive directors are chosen for their experience, business skills and acumen and bring independent, experienced judgment to bear on issues of strategy, performance and resources, including key appointments, standards of conduct, protection of stakeholders' interests and the setting of company policy.

        Our Board is supported by the advice and services of the Company Secretary, who is appointed in accordance with the provisions of the Companies Act of South Africa and who is responsible to the Board for ensuring the proper administration of Board proceedings. The Company Secretary also provides guidance to the directors in connection with their regulatory and statutory responsibilities and the manner in which such responsibilities, including not dealing in the Company's shares during restricted periods, should be discharged. A report on directors' dealings in the Company's shares is tabled at each Board meeting and disclosed to the JSE Securities Exchange in accordance with the applicable regulations.

        The directors are entitled to seek independent professional advice at the Company's expense concerning the affairs of the Company and have access to any information they may require in discharging their duties as directors.

  Board committees

        To assist our Board in discharging its responsibilities, we have established several committees, which are accountable to the Board and operate on the basis of specific charters. These charters were comprehensively reviewed during the financial year and amended to align with new South African and international corporate governance developments. These charters are included in the Board Charter and are available on our internet website.

        Our subsidiaries, as well as their operating divisions, have also established board and committee structures to ensure the maintenance of high standards and best practice with respect to corporate governance and internal control throughout the Group. We retain decision-making involvement in respect of a defined list of material matters in respect of the businesses of our subsidiaries. This list includes matters such as the appointment of directors, strategy charters, large capital expenditures and mergers, acquisitions and disposals. The boards of our main subsidiaries and divisions are constituted in such a way that a majority of directors of each main subsidiary or divisional board are non-executive directors.

        The Group Executive Committee.    Our GEC attends to a wide range of matters relating to the management of our Group, including financial, strategic, operational, governance, risk and functional issues. Its focus is on the formulation of our Group strategy and policy and the alignment of initiatives and activities within the Group. The Committee meets on a weekly basis and reports directly to the Board.

        As of June 2003 our GEC consists of our four Executive Directors, our General Counsel, our Group Head of Human Resources and three other Group General Managers. Its function is combined with the operation of two subcommittees, the Southern African Executive Committee and the International Executive Committee, each of which focuses on dealing with issues relating to the management of our Southern African and international businesses, respectively. The meetings of both the Southern African Executive Committee and the International Executive Committee are deemed meetings of our GEC, with regard to the powers delegated to the GEC by our Board of Directors.

        The Southern African Executive Committee.    The GEC meets on a monthly basis with managing directors and senior functional managers of our Southern African businesses to discuss material issues pertaining to our businesses in Southern Africa as well as regional issues. Among the issues addressed are material business matters, government relations, legal and regulatory issues, empowerment of previously disadvantaged South Africans, employment equity, HIV/AIDS, socioeconomic trends and indicators, and social responsibility.

        The Southern African Executive Committee consists of the members of the GEC and managing directors of our Southern African businesses, including Sasol Polymers, Sasol Oil, Sasol Synfuels, Sasol Infrachem, Sasol Technology, Sasol Mining and Sasol Nitro, as well as senior functional managers from the financial, corporate affairs, government policy and planning departments, and any other executives as the GEC may determine from time to time.

        The International Executive Committee.    The GEC also meets on a monthly basis with managing directors and senior functional managers of our businesses outside South Africa. The focus of the International Executive Committee is on the general business and strategic issues of our international businesses and joint ventures and the performance of our businesses. It also focuses on regional issues such as the general business climate, market trends and indicators, legal and regulatory framework, human resources and social responsibility.

        In addition to GEC members, the International Executive Committee comprises the representatives of SasolChevron, Sasol Solvents, Sasol Olefins & Surfactants, Sasol Wax and other non-South African managers. Depending on the regional and/or business focus of particular meetings, other members of our international businesses may also be invited to participate.

        The Compensation Committee.    The Compensation Committee was established in 1989 and comprises three members, all of whom are independent non-executive directors. As of 30 June 2003, its members were Paul Kruger (chairman), Warren Clewlow and Elisabeth Bradley. The Compensation Committee meets at least twice a year to discuss and determine the Group's remuneration policy and strategy and the remuneration levels of non-executive directors and high level managers in our Group. The Compensation Committee determines our remuneration philosophy, which is to offer remuneration that will attract, retain, motivate and reward employees with the skills required for us to achieve our business goals and to base remuneration on personal and company performance in accordance with competitive market practices.

        As of 1 July 2003, the Compensation Committee determines the compensation of Group Management members and makes recommendations to the Board in respect of directors' fees and the compensation and service conditions of the Executive Directors including the Chief Executive.

        The Nomination and Governance Committee.    The Nomination and Governance Committee was formed in June 2002 and is comprised entirely of independent non-executive directors. The members of this committee are Paul Kruger (chairman), Elisabeth Bradley, Warren Clewlow, Sam Montsi and Conrad Strauss. The Nomination and Governance Committee meets at least twice a year.

        The functions of the Nomination and Governance Committee include reviewing and making recommendations to the Board on the general corporate governance framework of the Group, the composition and performance of the Board, its committees, individual directors and committee members, and the Company's ethics policy and programs.

        The Audit Committee.    The Audit Committee was established in 1988 and is an important element of the Board's system of monitoring and control. The Audit Committee meets at least three times a year. The members of the Audit Committee, all of whom are independent non-executive directors, are Warren Clewlow (chairman), Brian Connellan and Conrad Strauss. All members are financially literate and have extensive audit committee experience. Mr. Warren Clewlow has been designated by the Board as the Audit Committee financial expert as required by the SEC rules.

        The Audit Committee meets regularly with the Group's external and internal auditors and managers to consider risk assessment and management, to review the audit plans of the external auditors, and to review accounting, auditing, financial reporting, corporate governance and compliance matters. The Audit Committee approves the external auditors' engagement letter on the terms, nature and scope of the audit function and the audit fee. The internal audit charter, internal audit plan and internal audit conclusions are similarly reviewed and approved by the Audit Committee. Interim and annual results of the Group are reviewed by the Audit Committee before publication. The Audit Committee usually makes recommendations and refers matters for information or approval to the Board.

        The Risk and Safety, Health and Environment Committee.    The Risk and Safety, Health and Environment Committee was formed in November 2002. It is comprised of three executive and three non-executive directors, Brian Connellan (chairman), Paul Kruger, Pieter Cox, Trevor Munday, Jan Fourie and Mr. Mandla Gantsho who was appointed as the third non-executive member on 1 June 2003. The Committee meets at least twice a year. The functions of the Committee include reviewing and assessing the integrity of our risk management process including effective management of risk policies and strategies, covering safety, health and environmental matters.

  Internal control and risk management

        Internal Controls.    Our directors are ultimately responsible for the Company's system of internal control, which is designed to provide reasonable assurance against material misstatement and loss as a result of fraud. The Group maintains a system of internal financial control that is designed to provide assurance regarding the maintenance of proper accounting records and the reliability of financial information for publication. This system operates on self-monitoring mechanisms designed to ensure that actions are taken to correct deficiencies as they are identified. The internal control system includes:

  •
  a documented organizational structure and reasonable division of responsibility;

  •
  established policies and procedures which are communicated throughout the Group, including a code of conduct to foster a strong ethical climate; and

  •
  established mechanisms to ensure compliance.

Our disclosure controls and procedures as required by the SEC rules have been formalized and are assessed periodically by management and the Board for effectiveness.

        Internal Audit Function.    We have an internal audit function covering our global operations. Our internal audit function is responsible for the following:

  •
  assisting the board and management in monitoring the effectiveness of our risk management process; and

  •
  assisting the board and management in maintaining effective controls by evaluating those controls on an ongoing basis to determine their efficiency and effectiveness and developing recommendations for improvement.

The controls subject to evaluation encompass the following:

  •
  the information management environment;

  •
  the reliability and integrity of financial and operating information;

  •
  the safeguarding of assets; and

  •
  the effective and efficient use of the company's resources.

        Audit plans are based on an assessment of risk areas, as well as on issues highlighted by the Audit Committee and management. Audit plans are updated as appropriate to ensure that they are responsive to changes in the business. A comprehensive findings report is presented to the Risk and Safety, Health and Environment Committee and the Audit Committee at each of their scheduled meetings.

        Follow-up audits are conducted in areas where significant internal control weaknesses are found.

        Corporate governance best practice requires that the internal audit function report directly to the Audit Committee. Such a direct reporting requirement is ensured by the Audit Committee mandate to:

  •
  evaluate the effectiveness of internal audit;

  •
  review and approve the internal audit charter, internal audit plans and internal audit conclusions in respect to internal control;

  •
  review significant internal audit findings and the adequacy of corrective action taken in response to significant internal audit findings;

  •
  assess the performance of the internal audit function and the adequacy of available internal audit resources;

  •
  review significant differences of opinion between management and the internal audit function; and

  •
  consider the appointment, dismissal or reassignment of the head of internal audit.

        The Charter of the Internal Audit Department provides that the head of internal audit has direct access to the Chief Executive and the chairman of the Audit Committee.

        The head of internal audit reports administratively to the Group General Manager responsible for the company secretarial, legal, risk management and insurance departments.

        Risk Management.    The Board is responsible for governing risk management processes in the Sasol Group in accordance with corporate governance best practice.

        A more formalized enterprise-wide risk management process was initiated during the 2002 financial year with the principal aim of providing the board with assurance that significant business risks are systematically identified, assessed and reduced to acceptable levels in order to achieve an optimal risk-reward profile. Key features of this process, some of which are still in the process of being fully implemented, include the following:

  •
  the appointment of a Group Risk Manager and Risk Management Officers for all the major businesses of the Company;

  •
  the use of a single enterprise-wide risk management framework across the various business units;

  •
  co-ordinated risk assessment and management across the different risk types facing us, as well as an integrated risk evaluation across our geographical locations, legal entities and business lines;

  •
  the issuing by the Chief Executive of a risk management policy statement which was endorsed by the board and which commits us to effectively manage our business risks and opportunities in the interests of all stakeholders;

  •
  the ongoing monitoring of the process, as well as the risk profiles of business units and major capital projects by the Group Risk Management Forum (established as a sub-committee of the GEC) and the Risk and Safety, Health and Environment Committee;

  •
  the establishment of risk tolerance levels; and

  •
  the undertaking, at least annually, of a systematic documented assessment of the processes surrounding key risks.

In addition, our insurance services management group, with the assistance of external consultants, undertakes regular risk control audits of all our plants and operations using recognized international procedures and standards. We participate in an international insurance programme that provides, at competitive costs, insurance cover for losses above acceptable deductibles.

        For more information on the main risks facing our Group see "Item 3.D Risk Factors".

        Sustainability Reporting.    We currently report on all aspects of its social, transformational, ethical, safety, health and environmental policies and practices to the Board and, from time to time, to its stakeholders.

        Group Safety, Health and Environment and Sustainable Development Forum.    Our Safety, Health and Environment and Sustainable Development Forum (SHE) comprises executives and senior managers of the Group's business units. It formulates and monitors the implementation of SHE policies for the Group and acts in an advisory capacity on SHE issues for the Group's business units. Our Group SHE Centre at Rosebank provides guidance on knowledge, support and risk management on SHE issues and coordinates the Group's resources in SHE management. For further information see "Item 4.B Business Overview—Safety, Health and Environment".

        Code of ethics.    Our business conduct guide commits the Group to the highest standards of compliance with laws and regulations, integrity, behavior and ethics in dealing with all its stakeholders. The guide also sets out commercial policies and procedures required to be followed in the conduct of all aspects of the Group's business dealings. In every case where ethical standards are called into question, or where unethical conduct is reported, the circumstances are investigated and acted upon by the appropriate executive or senior manager.

        An ethics reporting phone line operated by external advisors was established during the financial year ended 30 June 2002. This provides an independent facility for stakeholders of our Company, including our employees, suppliers and customers, to anonymously report fraud and other crimes, deviations from the procurement policy and other irregularities.

6.D    Employees

        Over the last 2 years, we have developed and implemented five values Group-wide in order to support our vision, culture and strategic goals.

        The five Sasol values; customer focus, winning with people, excellence in all we do, continuous improvement, and integrity; have been rolled out to all of our employees. The focus for this year will be to fully integrate behavior in accordance with our values in our performance management system.

Workforce Composition

Region	30 June 2003(1)	25 June 2001		25 June 2000
South Africa	25,076	25,259		25,587
Europe	4,438	4,420	(2)	4,015
North America	841	1,109		1,039
Other	364	312		159

Total	30,719	31,100		30,800

(1)
The decline in our South African-based employees is a direct result of our continued focus on increasing labor productivity.

(2)
The increase in the number of our employees in Europe in 2002 is mainly due to the acquisition of the remaining share capital of Schümann Sasol International.

        Developing our workforce.    Our vision to become a global enterprise and our rapid growth over the last years necessitates the application of an accelerated development program for our employees. During 2003, our executive team developed and now applies an integrated system to recognize exceptional performers with the required potential to lead us into the future.

        To accelerate and focus the development of our employees, we embarked on a process of learning through high-profile assignments for identified employees with high potential and attendees of our executive development programs. In support of this, we developed job profiles for 900 senior positions to form the basis of a focused employee development approach. We also commenced a project to support and track employee development using the SAP human resources system which we have just implemented.

        In 2003, we spent in the region of R137 million on development and training initiatives (excluding our overseas operations). This includes in-house technical training, further funding of self-learning centers, and a stronger commitment to our undergraduate scholarship program.

        In South Africa, we sponsor bursaries for 450 undergraduate and 95 post graduate students for the 2003 academic year, at a total cost of R23 million. The majority of students are studying engineering, with a smaller percentage in the sciences and related technological disciplines at various universities around the country on a full-time basis.

        Approximately 67% of our current bursaries have been allocated, in keeping with our commitment to promoting workplace diversity and progressing employment equity to people, from the designated groups. Under South Africa's Employment Equity Act No. 55 of 1998, designated groups include Black people (Africans, Coloreds and Indians), women and people with disabilities.

        We recognize and believe that the young South African democracy and a thriving corporate environment can only be sustained by a growing economy underpinned by a vibrant and diverse business leadership. In response to this challenge, we are now at the third intake of employees participating in our Accelerated Leadership Development Programme (ALDP). The experience gained from the launch of the programme (in 2001-2002) has confirmed the need for and our commitment to business leadership development. Currently twenty two high potential, professionally qualified, and historically disadvantaged South Africans from different disciplines are being developed through the ALDP. This programme is primarily designed to equip and expose the participants to our specific business expertise, and also focuses on the industry and global business challenges faced by us.

        The Employment Equity Act No. 55 of 1998 prescribes equity and democracy in the work place, facilitating the employment of the previously disadvantaged persons at all job levels and in all job categories. We are actively working towards achieving our set target of 40% of Group leadership and professional positions being held by historically disadvantaged persons by 2005.

        Worker participation and relations with unions.    We believe that we have made significant progress in encouraging employee participation in our business. In conjunction with developing our set of values, we have held many workshops to solicit the views of employees at all levels. Regular, open meetings are held at the various businesses to inform and consult employees. Joint forums on diversity, employment equity and training are designed to enhance the value of employee input.

        Approximately 54% of our employees in South Africa belong to unions. We enjoy constructive relationships with all representative unions in our Company. Unions enjoy consultative or negotiating powers on issues of mutual interest. Joint forums between unions and management address various issues, including health and safety and community care. All representative unions and their pensioners are represented on our Medical Scheme Board and senior employees serve on the Boards of union funds.

        The HIV/AIDS problem.    HIV/AIDS and tuberculosis, an illness exacerbated in the presence of HIV/AIDS, are the major healthcare challenges faced by our South African and other sub-Saharan operations. In South Africa, it is estimated that nearly 5 million people are infected and forecasts indicate that infection rates will peak in the 15 to 25 year old segment of the population. HIV infection among women in post-natal clinics around the country has risen from 1% in 1990 to nearly 25% in 2000.

        Under South African law, we cannot run tests to accurately establish the number of our employees who are infected with or die from AIDS. However, based on actuarial studies, we believe that less than 20% of our South African workforce may be currently infected, with the highest concentration of infections in our mining operations. Based on the same study, which excludes the positive impact of any prevention and management intervention program, we estimate that, while the percentage of infected employees will not rise significantly in the forthcoming years, there will be a significant increase in the number of AIDS-related fatalities.

        We incur costs relating to the medical treatment and loss of infected personnel, as well as the related loss of productivity and the recruitment and training of new personnel. As we cannot verify the number of HIV infections, we are not in a position to accurately quantify these costs. Based on our actuarial models, we estimate that the impact of HIV/AIDS on our payroll expenses could be about 3% of our current payroll for our South African employees by the year 2007. This calculation is based on the estimated financial impact on production resulting from the projected prevalence of HIV/AIDS among our workforce, but it does not take into account indirect costs of productivity losses. In addition, we incur significant costs in connection with establishing and maintaining programs to address the HIV/AIDS problem.

        In September 2002 the SASOL HIV/AIDS Response Programme, SHARP was launched. We recognize that HIV/AIDS and tuberculosis are the major healthcare challenges in the country and are also some of the greatest threats to development and business, in the region and on the continent.

        The SHARP strategy is an integrated approach focusing on:

  •
  Reducing the rate of infection in our group;

  •
  Extending the quality of life of infected employees through the provision of managed healthcare; and

  •
  Assessing the real business impact of the epidemic and planning for the challenges within each business unit and at the Group level.

        We are facilitating access to counselling, HIV testing, HIV/AIDS education, treatment of opportunistic illnesses such as tuberculosis and malaria, treatment of sexually transmitted infections, and managed health care including anti-retroviral treatment, for our employees.

        We are transferring our experiences and are extending our efforts into the communities in which our operations are based, through partnership with identified community stakeholders, government and other companies.

6.E    Share Ownership

        Shareholdings of directors and officers.    None of the persons listed in Item 6.A. own beneficially more than 1% of our share capital. See "Item 6.A. Directors and Senior Management". The following table presents the beneficial shareholdings of our directors as of 30 June 2003:

Number of Shares
Beneficial Shareholding
30 June 2003
Executive directors
Pieter Vogel Cox (CE and Deputy Chairman)	38,830
Lawrence Patrick Adrian Davies	—
Jan Hendrik Fourie	57,740
Ralph Havenstein(1)	37,500
Trevor Stewart Munday	—
Non-executive directors
Paul du Plessis Kruger (Chairman)	219,200
Elisabeth le Roux Bradley	159,700
Warren Alexander Morten Clewlow	13,195
Brian Patrick Connellan	1,000
Mandla Sizwe Vulindlela Gantsho	—
Sam Montsi	—
Zavareh Rustomjee(2)	—
Jürgen Schrempp	—
Conrad Barend Strauss	20,100

Total	547,265

(1)
Resigned on 30 June 2003.

(2)
Resigned on 18 September 2002.

        Share ownership of senior managers under the JSE Listings Requirements.    Our senior managers named under Item 6.B Compensation beneficially own less than 1% of the outstanding share capital of the Company. We are not required to disclose, and we do not otherwise ascertain, share ownership of individual senior managers in the share capital of the Company.

        Our Share Incentive Scheme.    We have implemented our Share Incentive Scheme, the objective of which is to retain and reward our key employees, including executive directors. This scheme is offered to approximately 1,200 of our most senior employees and includes an option to buy our shares at a price equal to their closing price on the most recent trading day on the JSE Securities Exchange prior to the grant date. The value of the shares offered to each employee is based on a multiple of the employee's total cash remuneration and occupation level. Should an employee accept the offer, he will be entitled to take up a maximum of one-third of the shares after two years, two-thirds of the shares after four years and the full allocation after six years from acceptance. A share option shall lapse, if, among other reasons:

  •
  the share option is not exercised by the ninth anniversary of the offer;

  •
  the participant ceases to be an employee for reasons other than death, retirement, incapacity or ill health; or

  •
  the participant may not exercise the option for other legal reasons.

        The Sasol Share Trust allocates share options to employees, annually, at the request of our Board and our Compensation Committee.

        The following table provides the number of shares granted to our executive and non-executive directors through our Share Incentive Scheme.

Share Options Granted

	Balance at 30 June 2002	Granted on 10 September 2002	Average offer price per share(1)	Share options exercised	Balance at 30 June 2003
	(Shares)	(Shares)	(Rand)	(Shares)	(Shares)
Executive directors
Pieter Vogel Cox (CE and Deputy Chairman)	517,800	104,800	117.00	(25,000)	597,600
Lawrence Patrick Adrian Davies	271,800	41,100	117.00	(25,800)	287,100
Jan Hendrik Fourie	178,100	38,700	117.00	(38,900)	177,900
Ralph Havenstein(2)	163,200	37,300	117.00	(38,000)	—
Trevor Stewart Munday	202,000	35,300	117.00	—	237,300
Non-executive directors
Paul du Plessis Kruger (Chairman)	25,000	—	—	(12,500)	12,500
Elisabeth le Roux Bradley	25,000	—	—	(12,500)	12,500
Warren Alexander Morten Clewlow	25,000	—	—	—	25,000
Brian Patrick Connellan	25,000	—	—	—	25,000
Sam Montsi	25,000	—	—	—	25,000
Jürgen Schrempp	25,000	—	—	—	25,000
Conrad Barend Strauss	25,000	—	—	—	25,000

Total	1,507,900	257,200		(152,700)	1,449,900

(1)
The average offer price per share relates to share options granted during the year ended 30 June 2003.

(2)
162,500 share options lapsed on the date of his resignation on 30 June 2003.

        This table presents information regarding share options exercised during the period 1 July 2002 to 30 June 2003:

Gain on Exercise of Share Options

	Exercise dates	Number of options exercised	Average option price per share	Average market price(1)	Total gain 2003
			(Rand)	(Rand)	(Rand in thousands)
Executive Directors
Pieter Vogel Cox (CE and Deputy Chairman)	9 September 2002	25,000	42.30	117.00	1,868
Lawrence Patrick Adrian Davies	10 September 2002	25,800	48.90	117.49	1,770
Jan Hendrik Fourie	13 September 2002 to 05 May 2003	38,900	37.84	109.93	2,804
Ralph Havenstein	25 March 2003 to 30 May 2003	38,000	39.73	90.42	1,926
Trevor Stewart Munday	—	—			—
Non-executive directors
Paul du Plessis Kruger (Chairman)	25 March 2003	12,500	53.80	88.70	436
Elisabeth le Roux Bradley	28 November 2002	12,500	53.80	107.00	665

Total		152,700			9,469

(1)
Average market price per share on the date of the exercise of the option.

        The options outstanding as of 30 June 2003 vest during the following periods (calculated as of 30 June 2003):

Options Outstanding

Vesting period	Vested as of 30 June 2003	Within 1 year	1 to 2 years	2 to 5 years	More than 5 years	Total
Executive directors
Pieter Vogel Cox (CE and Deputy Chairman)	108,500	85,700	117,300	251,100	35,000	597,600
Lawrence Patrick Adrian Davies	55,900	51,000	48,000	118,500	13,700	287,100
Jan Hendrik Fourie	—	30,600	43,400	91,000	12,900	177,900
Trevor Stewart Munday	52,500	48,400	38,100	86,600	11,700	237,300
Non-executive directors
Paul du Plessis Kruger (Chairman)	—	—	12,500	—	—	12,500
Elisabeth le Roux Bradley	—	—	12,500	—	—	12,500
Warren Alexander Morten Clewlow	12,500	—	12,500	—	—	25,000
Brian Patrick Connellan	12,500	—	12,500	—	—	25,000
Sam Montsi	12,500	—	12,500	—	—	25,000
Jürgen Schrempp	12,500	—	12,500	—	—	25,000
Conrad Barend Strauss	12,500	—	12,500	—	—	25,000

Total	279,400	215,700	334,300	547,200	73,300	1,449,900

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A    Major Shareholders

        As of 30 June 2003, the issued share capital of Sasol Limited consisted of 668,798,425 ordinary shares including treasury shares of 59,741,477 with no par value. See "Item 10.A Share Capital". To the knowledge of our management, Sasol Limited is not directly or indirectly controlled by another corporation or the government of South Africa or any other government. Our management believes that no single person or entity holds a controlling interest in our share capital.

        In accordance with the requirements of the Companies Act of South Africa, the following beneficial shareholdings exceeding 5% in the aggregate were disclosed or established from inquires as of 30 June 2003:

	Number of shares	% of shares
Public Investment Commissioner	89,248,665	13.35
Sasol Investment Company (Pty) Limited(1)	59,741,477	8.93
Industrial Development Corporation of South Africa	53,266,877	7.96

(1)
A wholly owned subsidiary of Sasol Limited. As a result of our share buyback program, Sasol Investment Company (Pty) Limited holds the shares as treasury stock on which no dividends are paid and no voting rights are exercised.

        Furthermore the directors have ascertained that some of the shares registered in the names of the nominee holders are managed by various fund managers and that, as at 30 June 2003, the following funds managers were responsible for managing 2% or more of the share capital of Sasol Limited.

	Number of shares	% of shares
Old Mutual Asset Management	83,473,970	12.48
Sanlam Investment Managers	42,401,976	6.34
Stanlib Limited	40,535,027	6.06
Allan Gray Limited	35,421,393	5.30
Capital International Incorporated (USA)	33,919,719	5.07
RMB Asset Management	24,795,994	3.71
Investec Asset Management	17,884,452	2.67
PIC Equities	17,190,217	2.57
Wellington Management Co. LLP (USA)	15,768,000	2.36
Coronation Asset Management	15,741,901	2.35

        Major shareholders do not have different voting rights.

        As of 30 June 2003, 28,147,791 shares, or approximately 4.21% of our share capital, were held in the form of ADRs. On the same date, 395 record holders in the United States held approximately 16.91% of our share capital in the form of shares or ADRs.

7.B    Related Party Transactions

        There have been no material transactions during the most recent three years, other than as described below, nor are there proposed to be any material transactions at present to which we or any of our subsidiaries are or was a party and in which any executive or independent director, or 10% shareholder, or any relative or spouse thereof or any relative of such spouse, who shared a home with this person, or who is a director or executive officer or any parent or subsidiary of ours, had or is to have a direct or indirect material interest. Furthermore, during our three most recent financial years, there has been no and at present, there is no outstanding indebtedness to us or any of our subsidiaries owed by any of our executive or independent directors or any associate thereof.

        The Group entered into transactions with related parties comprising mainly product sales and sales of raw materials. These sales are in the ordinary course of business and terms and conditions are determined on an arm's length basis. Refer also to note 27 of "Item 18: Financial statements".

7.C    Interests of Experts and Counsel

        Not applicable.

ITEM 8.    FINANCIAL INFORMATION

8.A    Consolidated Statements and Other Financial Information

        See "Item 18. Financial Statements" for a list of our financial statements, related notes and other financial information filed with this annual report on Form 20-F.

        Our total export and foreign sales in 2003 amounted to R32.4 billion, representing 50.8% of our total Group turnover, compared to R28.2 billion or 50.6% in 2002.

        Our total export and foreign sales in 2002 amounted to R28.2 billion, representing 50.6% of our total Group turnover, compared to R11.8 billion or 31.4% in 2001.

        Our dividend distribution policy is to distribute increased dividends on a regular basis, to the extent permitted by our earnings. In particular, we intend to distribute dividends, provided our annual earnings represent a range of 2.5 to 3.5 times the amount distributed in the form of dividends. The average rate of earnings to dividend distributions in the past ten years was approximately 3. We distribute dividends twice a year. On the declaration of a dividend, the Company includes the 12.5% tax on this dividend in its computation of the income tax expense for that period.

        For information regarding our legal proceedings see "Item 4.B Business Overview—Legal Proceedings".

8.B    Significant Changes

        Subsequent to 30 June 2003, an agreement was reached between the Group and Anglo American to establish a new open cast operation on the northern portion of the Kriel South coal reserves in Mpumalanga province, South Africa. Anglo American will invest US$96 million (R769 million) and our share will be US$40 million (R320 million).

        Subsequent to 30 June 2003, the Petroleum Pipelines Bill was amended to guarantee Natref's supply of crude oil through the Durban-Sasolburg Crude Oil Pipeline. The Bill is of an enabling nature, and provides for a pipeline authority to be instituted. This pipeline authority will be empowered to set tariffs for petroleum pipes. The revised bill outlines specific guidelines for the pipeline authority in determining and approving pipeline tariffs. Until such time as the proposed legislation is promulgated and decisions taken by the pipeline authority, the impact on Sasol's share in Natref cannot be ascertained.

        On 11 July 2003, we acquired the remaining 48.05% shares in G.D. Partbury Limited (Dubai) trading as Sasol Gulf, for a cash consideration of US$2.65 million (R20 million).

        On 25 August 2003, the Petroleum Products Amendment Act was tabled in parliament. The Bill aims to create a legislative framework for the governance of the fuel industry, which will have an impact after the termination of the supply agreements between the oil companies at the end of December 2003. We are currently in the process of evaluating the effects of this bill.

        On 1 September 2003, the Group issued R2,000 million unsecured guaranteed registered notes with minimum denominations of R1 million each. Interest at a rate of 10.5% per annum will be payable semi-annually commencing on 1 March 2004. The maturity date of the notes is 1 September 2007.

        On 17 September 2003, we mandated Credit Agricole Indosuez and Dresdner Kleinwort Wasserstein to arrange a euro 350 million Syndicated Dual Currency Revolving Credit Facility on its behalf. The facility has a tenor of three years at a margin of 60 basis points (0.6%) per annum. It will refinance the existing US$400 million syndicated revolving credit facility and serve for general corporate purposes.

        On 1 October 2003, Sasol Oil and Exel Petroleum applied to the Competition Commission in South Africa, for approval to merge their businesses. The merged Company will incorporate all of the liquid fuels interest of Sasol Oil as well as the economic use of the refining capacity in Synfuels and Exel Petroleum. Exel Petroleum has 189 service stations and currently has a 3.7% petrol market share and a 7% diesel market share. The agreement is subject to approval by the South African Competition Authorities.

ITEM 9.    THE OFFER AND LISTING

9.A    Offer and Listing Details

        The following table sets forth, for the periods indicated, the reported high and low quoted closing prices for the shares on the JSE Securities Exchange and of the ADRs on NASDAQ prior to the delisting of our ADR's on 8 April 2003 from NASDAQ and our listing of our ADRs on the NYSE on 9 April 2003.

	Shares (Price per share in outh African cents)		ADRs (Price per ADR in US$)
Period
	High	Low	High	Low
1999	4,400	2,040	7.38	3.50
2000	5,500	3,400	8.75	5.50
2001	8,100	4,320	9.99	5.97
2002	13,520	6,250	12.00	7.95
First quarter	8,900	6,250	9.70	7.95
Second quarter	11,400	7,010	9.21	7.99
Third quarter	13,400	9,430	11.41	8.15
Fourth quarter	13,520	10,450	12.00	10.09
2003	12,150	7,550	12.78	8.34
First quarter	12,150	8,900	11.23	8.34
Second quarter	11,800	9,120	12.48	9.89
Third quarter	10,700	8,000	12.78	9.93
Fourth quarter	9,655	7,550	12.30	10.30
April	9,250	7,550	11.53	10.30
May	9,655	7,900	12.10	11.73
June	9,650	8,081	12.30	10.39
July	8,750	7,921	11.50	10.65
August	8,800	7,510	11.72	10.35
September	9,165	8,180	12.43	16.35

9.B    Plan of Distribution

        Not applicable.

9.C    Markets

        The principal trading market for our shares is currently the JSE Securities Exchange. Our American Depositary Shares, or ADSs, are listed on the New York Stock Exchange since 9 April 2003, each representing one common ordinary share of no par value, under the symbol "SSL". The Bank of New York is acting as the Depositary for our ADSs and issues our ADRs in respect of our ADSs

9.D    Selling Shareholders

        Not applicable.

9.E    Dilution

        Not applicable.

9.F    Expenses of the Issue

        Not applicable.

ITEM 10.    ADDITIONAL INFORMATION

10.A    Share Capital

        Not applicable.

10.B    Memorandum and Articles of Association

        Sasol Limited is incorporated in South Africa as a public company under the Companies Act of South Africa and is registered with the South African Registrar of Companies under registration number 1979/003231/06. Our corporate seat is in Johannesburg, South Africa. According to our Memorandum, our Company's main business includes, among other things, to act as an investment holding company, an investment company and a management company and, whether on its own and/or in collaboration with other agencies:

  •
  to prospect for coal, oil, petroleum and related substances;

  •
  to acquire mineral and other rights;

  •
  to acquire, exploit and mine coal, oil, petroleum and related substances and beneficiate and refine them into gaseous, liquid and solid fuels, petrochemicals and other products;

  •
  to convert, process and beneficiate any product with or without the addition of other products in any other way whatsoever; and

  •
  to market these products.

  Our Board of Directors

        Appointment, retirement and re-election of directors.    Our directors are elected by our shareholders at the annual general meeting. The Board of Directors may appoint any person as a director, either to fill a vacancy or as an addition to the Board, provided that the total number of directors does not at any time exceed the maximum of 15 directors. Directors appointed by the Board in this manner are required to retire at the next annual general meeting following their appointment, but are eligible for re-election. There is no requirement in our Articles of Association that directors must hold qualifying shares. If the number of persons nominated as directors does not exceed the number of vacancies available, then the nominated directors are deemed to have been duly elected.

        At the annual general meeting of the company, one-third of the serving directors shall retire or if the total number of serving directors who shall retire does not constitute a multiple of three, the number of directors who shall retire shall be the number, adjusted upwards, that is the closest to one-third.

        A director who has been appointed for the first time at an annual general meeting or by the Board of Directors after 27 October 1997, shall retire five years after his initial appointment. Directors who have retired in this manner are eligible for automatic re-election by the shareholders, if they have been nominated for re-appointment after retirement by either the Board or the shareholders.

        Any director reaching 70 years of age shall retire at the end of that year, provided that, subject to the Articles of Association, the Board may, by unanimous resolution on a year-to-year basis, extend a director's term of office until the end of the year in which he turns 73.

        Remuneration.    In accordance with our Articles of Association, the Board of Directors has the authority to determine directors' remuneration and have delegated this authority to the Compensation Committee. The Companies Act prohibits loans or any form of credit or guarantee to be provided by us to any member of our Board. Our Compensation Committee determines the Group's human resources policy and the remuneration of directors and senior management. See "Item 6.C Board Practices—Board committees—The Compensation Committee".

        Interested transactions.    A director in his capacity as a member of the Board or one of its committees can participate in and vote on all decisions put before a meeting of the Board or the respective committee. Nothing contained in our Articles prohibits a director from voting on any decisions put before a meeting of the Board or one of its committees, whether or not a director has a personal interest or is in any manner involved in the matter. However, directors are required to declare in the manner prescribed by the Companies Act any interest, whether direct or indirect, material or otherwise, in any other company, partnership or corporate body, of which a director of ours is a director or shareholder, or any contract or transaction in which they have an interest in any manner.

        Managing Director.    Under our Articles, the directors may appoint one or more of their number to the office of managing director or managing directors, or may appoint employees of the Company in any other capacity, and may remove or dismiss them from office and appoint others in their place. Such an appointment is made by an independent quorum of directors and for a period not exceeding five years per appointment.

  Disclosure of interests in shares

        The Companies Act requires disclosure of beneficial ownership interests in a company's securities. Pursuant to Section 140A of the Act, where the securities of an issuer are registered in the name of a person and that person is not the holder of the beneficial interest in all of the securities held by the registered shareholder, the registered shareholder is obliged, at the end of every three-month period, to disclose to the issuer the identity of each person on whose behalf the registered holder holds securities and the number and class of securities issued by that issuer held on behalf of each such person. Moreover, the issuer of securities may, by notice in writing, require a person who is a registered shareholder and whom the issuer knows, or has reasonable cause to believe, to have a beneficial interest in a security issued by the issuer, to confirm or deny whether it holds that beneficial interest and, if the security is held for another person, to disclose the identity of the person on whose behalf a security is held.

        The addressee of the notice will also be required to give particulars of the extent of the beneficial interest held during the three years preceding the date of the notice. All issuers of securities are obliged to establish and maintain a register of disclosures of interests in their securities as described above and to publish in their annual financial statements a list of the persons who hold beneficial interests equal to or in excess of 5% of the total number of securities of that class issued by the issuer, together with the extent of those beneficial interests.

  Rights of holders of our securities

        Dividend rights.    The Board may declare a dividend to be paid to the registered holders of shares. All shares have equal rights to dividends. The directors may also pay to the shareholders such interim dividend as they consider justified from the profit of the Company. No dividends shall be paid except out of the profits or accumulated distributable reserves of the Company and no dividends bear interest against our Company.

        Dividends may be declared, either free of, or subject to, the deduction of any income tax and any other tax or duty which may be chargeable. Dividends are declared payable to shareholders registered at a date subsequent to the date of the declaration of the dividend as determined by the rules of the JSE Securities Exchange. The dates applicable to the dividend payment are determined in accordance with the JSE Securities Exchange listing requirements.

        Dividends which remain unclaimed after a period of 12 years may be declared forfeited by the Board and revert to our Company. All unclaimed dividends may be invested or otherwise utilized by the directors for the benefit of the Company until claimed.

        Any dividend may be paid and satisfied, either in whole or in part, by the distribution of specific assets and in particular, of shares or debentures of any other company, or in cash or in any one or more of such ways as the directors may, at the time of the declaration of the dividend, determine and direct. Any dividend or other sum payable in cash to a shareholder may be paid by check, warrant, coupon or otherwise as the directors may decide.

        It is our policy to declare dividends in Rand and the Board may at the time of declaring a dividend make such regulations, as they may deem appropriate with regard to the payment in any currency and the rate of exchange, subject to the approval of the SARB. For further information on our dividend policy, see "Item 8.A Consolidated Statements and Other Financial Information".

        Holders of ADRs on the relevant record date will be entitled to receive any dividends payable in respect of the shares underlying the ADRs, subject to the terms of the Deposit Agreement. Cash dividends will be paid by the Depositary to holders of ADRs in accordance with the Deposit Agreement.

        Voting rights.    Every shareholder, or representative of a shareholder, who is present at a shareholders' meeting has one vote on a show of hands, regardless of the number of shares he holds or represents, unless a poll is demanded. On a poll, a shareholder is entitled to one vote per ordinary share held.

        Shareholders are entitled to appoint a proxy to attend, speak and vote on a poll at any meeting on their behalf. Proxies need not be shareholders. Cumulative voting is not permitted.

        Rights of non-South African shareholders.    There are no limitations imposed by South African law or our Articles on the rights of non-South African shareholders to hold or vote our shares. Acquisitions of shares in South African companies are not generally subject to review by the SARB. However, its approval may be required in certain cases where share acquisition is financed by South African lenders.

        Rights of minority shareholders.    Majority shareholders of South African companies have no fiduciary duties under South African common law to minority shareholders. However, shareholders may, under the Companies Act, seek court relief upon establishing that they have been unfairly prejudiced by the company.

  General meeting of shareholders

        In accordance with our Articles, our annual general meeting is required to be held each year within six months from the end of our financial year, and within 15 months after the date of our last preceding annual general meeting.

        Notices.    We are required by law and our Articles to provide for at least 21 days' notice for any annual general meeting and any meeting at which special resolutions are proposed, and at least 14 days' notice for all other meetings. Meetings of shareholders may be attended by shareholders on record in our share register or by their proxies who need not be registered shareholders. Annual general meetings shall be described as such in the notice convening the meeting. All other meetings shall be called general meetings and shall also be described as such in the respective notice.

        Notice under our Articles of Association must be in writing and must be given or served on any shareholder, either by delivery or by post, properly addressed, to a shareholder at his or her address shown in the register of shareholders. Any notice to shareholders must simultaneously be communicated to the JSE Securities Exchange.

        We are required, upon request by at least 100 shareholders or shareholders holding not less that 5% of our total share capital, to give notice to our shareholders of any resolution that may be duly proposed and any resolution intended to be proposed at a general meeting or annual general meeting.

        Quorum.    No business may be transacted at any general meeting unless the requisite quorum is present at the commencement of proceedings. The quorum for the approval of special resolutions is shareholders holding in the aggregate not less than one-fourth of the total votes of all shareholders entitled to vote at the meeting, present in person or by proxy. In all other cases, the quorum is three shareholders present in person or by proxy and entitled to vote or, if a shareholder is a corporate body, represented by a proxy.

        In case the required quorum of shareholders is not present within ten minutes from the time appointed for the meeting, the meeting will stand adjourned to take place on a day determined by the shareholders present, which may be no earlier than seven days and no later than 21 days after the date of the meeting, at the same time and venue, or if such venue is not available, another venue appointed by the directors present. If no shareholders are present, the day and the venue of the adjourned meeting shall be determined by the directors. If no quorum is present within ten minutes from the time appointed for the adjourned meeting, those shareholders who are present in person shall form a quorum. If the meeting at which a quorum is not present is convened upon the request of shareholders, this meeting will be dissolved.

        There is no quorum requirement when an ordinary general meeting is reconvened, but only those topics which were on the agenda of the adjourned general meeting may be discussed and voted upon.

        Manner of voting.    At a general meeting, a resolution put to vote will be decided by a show of hands, unless a poll is demanded by:

  •
  the chairman;

  •
  not less than five shareholders having the right to vote at such meeting;

  •
  a shareholder or shareholders representing not less than one-tenth of the total voting rights of all shareholders having the right to vote at the meeting; or

  •
  shareholders entitled to vote at the meeting and holding in total not less than one-tenth of the issued share capital of the company.

        A special resolution is required in connection with the following, amongst other matters:

  •
  liquidation or winding up of the company;

  •
  all increases or decreases in our share capital and shares;

  •
  change of company name, conversion from one company type into another;

  •
  amendments to our Memorandum and Articles of Association;

  •
  acquisitions of our own shares, and

  •
  amendment of any rights attached to our shares.

        For the approval of special resolutions, three-quarters of shareholders present in person or by proxy must vote in favor of the resolution on a show of hands or on a poll.

        Unless otherwise specified by applicable law or in our Articles of Association, resolutions will be approved by a majority of the votes recorded at the meeting either by show of hands or by proxy. In the event of a tie, the chairman will have a casting vote.

  Changes in share capital and preemptive rights

        We may, by special resolution in general meeting, increase our share capital by a sum divided into shares of a number, or increase our shares without par value to a number, as we may deem appropriate. We may also increase our share capital consisting of shares without par value by transferring reserves or profits to our stated capital, with or without a distribution of shares. New shares are issued to persons, on terms and conditions and with the rights and privileges attached thereto, as may be determined in general meeting.

        Subject to any authority given to our directors in our Articles of Association, we may, prior to the issue of new shares, direct that they be offered in the first instance, either at par or at a premium or at a stated value in the case of shares without par value, to all our shareholders in proportion to the amount of capital held by them, or take any other measure with regard to the issue and allotment of the new shares.

        We may also, by special resolution, cancel, vary or amend shares or any rights attached to shares which, at the time of the passing of the relevant resolution, have not been taken up by any person or which no person has agreed to take up, and we may reduce the amount of our share capital by the amount of the shares so cancelled.

        Unissued shares placed under the control of directors.    Subject to the provisions of the Companies Act and the listing requirements of the JSE Securities Exchange, we may, in a general meeting, place the balance of the ordinary shares not allotted under the control of the directors with general authorization to allot, and issue such shares at such prices and upon such terms and conditions as they deem fit, provided that no such issue of such shares will be made which could effectively transfer the control of the company without prior approval of the shareholders in a general meeting.

  Trading in our own shares

        We may resolve by special resolution to buy back any of our issued shares in accordance with the provisions of the Company laws of South Africa and any other applicable rule of the law or regulation. Such resolution may grant a general approval or a specific approval for a particular acquisition.

        Regulation of repurchases of own shares.    The South African Companies Act authorizes a company to repurchase its own issued shares, provided its articles of association permit doing so. The approval must be in the form of a special resolution, either as a general or a specific approval for a specific repurchase. If the approval is a general approval, it only remains valid until the next general meeting of the company following the grant of such general approval. A company may only repurchase its own shares, provided that certain solvency and liquidity requirements are met immediately subsequent to the repurchase. A company may not repurchase its own shares, if this would result in there being no shares left in issue other than convertible or redeemable shares. Any shares repurchased by the company will be cancelled as issued shares and treated as authorized shares.

        Subsidiary companies may, in accordance with the principles stated above, acquire shares in their holding company up to a total maximum of 10% of the issued shares of the holding company. A subsidiary may not exercise voting rights in respect of its shares in its holding company, unless the subsidiary is acting in a representative capacity or as a trustee.

        The JSE Securities Exchange Listing Requirements provide that a company may only conduct a specific repurchase subject to the following conditions, among others:

  •
  in the case of an offer to all shareholders, that the offer be pro rata to their existing holdings, or from shareholders specifically named; and

  •
  that authorization be given in terms of a special resolution of the company by shareholders, excluding controlling shareholders, their associates, any party acting in concert and any shareholder that is participating in the repurchase and is not regarded as being public.

        In accordance with the JSE Listing Requirements, the repurchase by a company of its own shares may not exceed 20% of the company's issued share capital of that class in any one financial year. Companies may only conduct a general repurchase of their securities on the JSE Securities Exchange and the repurchase price may not be greater than 10% above the weighted average of the market value for the securities for the five business days immediately preceding the date on which the transaction was effected.

        Our shareholder's meeting on 29 November 2002, granted a general approval for the buy-back of up to 10% of our shares. This authorization is valid only until our next annual general meeting and may be varied or revoked by special resolution by any general meeting of the Company at any time prior to the next annual general meeting. Share repurchases may not occur at a price higher than 10% above the weighted average of the market value of the shares for the five business days prior to the repurchase.

  Rights on liquidation

        Should the Company be wound up, the assets remaining after payment of the debts and liabilities of the Company and the costs of liquidation shall be distributed among the shareholders in proportion to the number of shares respectively held by each of them.

        Upon winding up, any part of our assets, including any shares or securities of other companies, may, with the sanction of a special resolution of our shareholders, be divided in specie among our shareholders or may, with the same sanction, be vested in trustees for the benefit of such shareholders, and the liquidation of the Company may be finalized and the Company dissolved.

  Form and transfer of shares

        In accordance with the Share Transactions Totally Electronic (STRATE) settlement system of the JSE Securities Exchange, Sasol Limited ordinary shares were dematerialized as of 19 November 2001. STRATE introduced the dematerialization of share certificates in a central securities depository and contractual rolling and electronic settlement. Shares traded electronically in the STRATE are settled five days after trade.

        The dematerialization of shares has not been mandatory and, although the majority of our share capital has been dematerialized, shareholders who have elected to do so have still retained their share certificates. Transfer of shares in certificated form is effected by means of a deed.

10.C    Material Contracts

        Not applicable.

10.D    Exchange Controls

        The following is a general outline of South African exchange controls. This outline may not apply to former residents of South Africa. Investors should consult a professional advisor as to the exchange control implications of their particular investments.

        South African law provides for exchange control regulations, which restrict the export of capital from the Common Monetary Area, which comprises South Africa, the Kingdoms of Lesotho, Swaziland and the Republic of Namibia. The exchange control regulations, which are administered by the Exchange Control Department of the South African Reserve Bank (SARB), are applied throughout the Common Monetary Area and regulate transactions involving South African residents, including natural persons and legal entities.

        Various governmental officials have from time to time stated their intentions to lift South Africa's exchange control regulations when economic conditions permit such action. In recent years, the government has incrementally relaxed aspects of exchange control for financial institutions and individuals. However, it is impossible to predict with any certainty when the government will remove exchange controls in their entirety.

        The comments below relate to exchange controls in force at the date of this annual report. These controls are subject to change at any time without notice.

  Overseas financing and investments

        Overseas debt.    We, and our South African subsidiaries, need SARB approval to receive debt from and repay debt to non-residents of the Common Monetary Area, mainly in respect of the interest rate and terms of repayment applicable to the loan. Repayment of principal and interest on these loans is usually approved where the repayment is limited to the amount borrowed and a market-related rate of interest.

        Funds raised outside the Common Monetary Area by our non-South African subsidiaries are not restricted under South African exchange control regulations and can be used for overseas investment, subject to any conditions imposed by the SARB in connection with establishing such a subsidiary. We, and our South African subsidiaries, would, however, require SARB approval in order to provide guarantees for the obligations of any of our subsidiaries with regard to funds obtained from non-residents of the Common Monetary Area.

        Debt raised outside the Common Monetary Area by our non-South African subsidiaries must be repaid or serviced by those foreign subsidiaries. Without SARB approval, we cannot use cash we earn in South Africa to repay or service such foreign debts. We also cannot use income earned by one of our foreign subsidiaries to finance the operations of another foreign subsidiary without specific SARB approval.

        Raising capital overseas.    A listing by a South African company on any stock exchange other than the JSE Securities Exchange in connection with raising capital requires permission from the SARB. If a foreign listing were to result in a South African company being redomiciled, it would also need the approval of the Minister of Finance.

        Under South African exchange control regulations, we must obtain approval from the SARB regarding any capital raising activity involving a currency other than the Rand. In granting its approval, the SARB may impose conditions on our use of the proceeds of the capital raising activity outside South Africa, including limits on our ability to retain the proceeds of this capital raising activity outside South Africa or a requirement that we seek further SARB approval prior to applying any of these funds to any specific use. Any limitations imposed by the SARB on our use of the proceeds of a capital raising activity could adversely affect our flexibility in financing our investments.

        Overseas investments.    Under current exchange control regulations, we, and our South African subsidiaries, can invest overseas only if the investment meets certain criteria including one of national interest, as determined by the SARB. Transfers of funds from South Africa for the purchase of shares in existing offshore entities or for the purchase of foreign fixed assets are not normally permitted. However, the SARB will consider transfers of funds from South Africa for foreign investment, as long as the total cost of an investment does not exceed R2 billion within the African continent and R1 billion outside the African continent. Without specific SARB approval, any amount in excess of the above limits must be financed overseas. We may also request SARB permission to utilize our total cash holdings to finance up to 10% of any excess cost of a new investment if the total cost of the investment exceeds the above fund export limits.

        The SARB also requires us to provide annual accounts for our foreign subsidiaries and to repatriate all or, if approved by the SARB, a portion of our foreign subsidiaries' profits. Dividends received from foreign subsidiaries may qualify for an exchange control credit, which will be utilized for the funding of any approved foreign direct investment, in excess of the allowances discussed above.

  Investment in South African companies

        Inward investment.    A foreign investor may invest freely in shares in a South African company. Foreign investors may also sell shares in a South African company and transfer the proceeds out of South Africa without restriction. Acquisitions of shares or assets of South African companies by non-South African purchasers are not generally subject to review by the SARB when the consideration is in cash, but may require SARB review in certain circumstances, including when the consideration is equity in a non-South African company or when the acquisition is financed by a loan from a South African lender.

        Dividends.    There are no exchange control restrictions on the remittance in full of dividends declared out of trading profits to non-residents of the Common Monetary Area.

        Transfer of shares and ADSs.    Under South African exchange control regulations, our shares and ADSs are freely transferable outside South Africa among persons who are not residents of the Common Monetary Area. Additionally, where shares are sold on the JSE Securities Exchange on behalf of our shareholders who are not residents of the Common Monetary Area, the proceeds of such sales will be freely exchangeable into foreign currency and remittable to them. Any share certificates held by non-resident shareholders will be endorsed with the words "non-resident'. The same endorsement, however, will not be applicable to ADSs held by non-resident shareholders.

10.E    Taxation

South African Taxation

        The following discussion summarizes South African tax consequences of the ownership and disposition of shares or ADSs by a US holder (as defined below). This summary is based upon current South African tax law and the convention between the government of the United States and the Republic of South Africa for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income and capital gains, signed 17 February 1997 (the Treaty). In addition, this summary is based in part upon representations of the Depositary, and assumes that each obligation provided for in, or otherwise contemplated by the Deposit Agreement and any related agreement, will be performed in accordance with its respective terms.

        The following summary of South African tax considerations does not address the tax consequences to a US holder that is resident in South Africa for South African tax purposes or whose holding of shares or ADSs is effectively connected with a permanent establishment in South Africa through which such US holder carries on business activities or, in the case of an individual who performs independent personal services, with a fixed base situated therein, or who is otherwise not entitled to full benefits under the Treaty.

        The statements of law set forth below are subject to any changes (which may be applied retroactively) in South African law or in the interpretation thereof by the South African tax authorities, or in the Treaty, occurring after the date hereof. For the purposes of the Treaty and South African tax law, a United States resident that owns Sasol ADSs will be treated as the owner of Sasol shares represented by such ADSs.

        Holders are strongly urged to consult their own tax advisors as to the consequences under South African, US federal, state and local, and other applicable laws, of the ownership and disposition of shares or ADSs.

  Taxation of dividends

        South Africa imposes a corporate tax known as Secondary Tax on Companies (STC) on the distribution of earnings in the form of dividends.

        South Africa does not impose any withholding tax or any other form of tax on dividends paid to US holders with respect to shares or ADSs.

        Should South Africa decide in the future to impose a withholding tax on dividends paid to a US holder with respect to shares or ADSs, the Treaty would limit the rate of this tax to 5% of the gross amount of the dividends, if a US corporate holder holds directly at least 10% of the voting stock of Sasol and 15% of the gross amount of the dividends in all other cases.

  Taxation of gains on sale or other disposition

        Prior to 1 October 2001, in the absence of a capital gains tax, gains realized on the sale or other disposition of shares held by a US holder as a capital asset were not subject to taxation in South Africa. From 1 October 2001, South Africa imposed a tax on capital gains, which only applies to South African residents. The meaning of the word "resident" is different for individuals and corporations and is governed by the South African Income Tax Act of 1962 (the Act) and by the Treaty. In terms of the Act and the Treaty, a US holder of shares or ADSs will not be subject to capital gains tax on the disposal of securities held as capital assets unless such securities constitute the assets of a permanent establishment in South Africa through which a US holder carries out business. In contrast, gains on the disposal of securities which are not capital in nature are usually subject to income tax. However, even in the latter case, a US holder will not be subject to income tax unless the US holder carries on business in South Africa through a permanent establishment situated therein. In such a case, this gain may be subject to tax in South Africa, but only so much as is attributable to that permanent establishment.

  Stamp duty and uncertified securities tax

        South African stamp duty is payable by the company on the issue of certificated shares at the rate of 0.25% of the higher of the consideration or the market value of the issue price. Uncertificated securities tax is payable in South Africa by the company in respect of the issue of dematerialized shares at the rate of 0.25% of the par value of such shares plus any premium payable. If the shares are of no par value, the payable rate is 0.25% of the greater of the actual consideration paid for the shares or the nominal value of the interest that such shares represent in the share capital of the company.

        On a subsequent registration or transfer of shares, stamp duty is generally payable for shares not sold through the JSE Securities Exchange and uncertificated securities tax, or UST, is generally payable for on-market transactions (shares sold through the JSE Securities Exchange in dematerialized form), each at 0.25% of the market value of the shares concerned. Stamp duty is payable in South Africa regardless of whether the transfer is executed within or outside South Africa. A transfer of a dematerialized share can only occur in South Africa.

        There are certain exceptions to the payment of stamp duty where, for example, the instrument of transfer is executed outside of South Africa and registration of transfer is effected in any branch register kept by the relevant company, subject to certain provisions set forth in the South African Stamp Duties Act of 1968. Although technically under the terms of current legislation it could be interpreted that transfers of ADSs between non-residents of South Africa could attract either stamp duty or UST, such transfers have not to date attracted either stamp duty or UST. However, if securities are withdrawn from the deposit facility or the relevant deposit agreement is terminated, either stamp duty or UST will be payable on the subsequent transfer of the shares. An acquisition of shares from the Depositary in exchange for ADSs representing the relevant underlying securities will also render an investor liable to pay South African stamp duty or UST in South Africa at the same rate as stamp duty or UST on a subsequent transfer of shares, upon the registration of the investor as the holder of the applicable shares on the company's register.

United States Federal Income Taxation

        The following is a general summary of certain material US federal income tax consequences of the ownership and disposition of shares or ADSs to a US holder (as defined below) that holds its shares or ADSs as capital assets. This summary is based on US tax laws, including the Internal Revenue Code of 1986, as amended (the Code), Treasury regulations, rulings, judicial decisions, administrative pronouncements, South African tax laws, and the Treaty, all as currently in effect as of the date of this annual report, and all of which are subject to change or changes in interpretation, possibly with retroactive effect. In addition, this summary is based in part upon the representations of the Depositary and the assumption that each obligation in the Deposit Agreement relating to the ADSs and any related agreement will be performed in accordance with its terms.

        This summary does not address all aspects of US federal income taxation that may apply to holders that are subject to special tax rules, including US expatriates, insurance companies, tax-exempt organizations, financial institutions, persons subject to the alternative minimum tax, securities-broker dealers, investors that actually or constructively own 10% or more of the voting stock of Sasol, persons holding their shares or ADSs as part of a straddle, hedging transaction or conversion transaction, persons who acquired their shares or ADSs pursuant to the exercise of employee stock options or similar derivative securities or otherwise as compensation, or persons whose functional currency is not the US dollar. Such holders may be subject to US federal income tax consequences different from those set forth below.

        As used herein, the term "US holder" means a beneficial owner of shares or ADSs that is (a) an individual citizen or resident of the United States for US federal income tax purposes; (b) a corporation or certain other entities created or organized in or under the laws of the United States or any state thereof; (c) an estate whose income is subject to US federal income taxation regardless of its source; or (d) a trust if a court within the United States can exercise primary supervision over the administration of the trust and one or more US persons are authorized to control all substantial decisions of the trust. If a partnership holds shares or ADSs, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If a US holder is a partner in a partnership that holds shares or ADSs, the holder is urged to consult its own tax advisor regarding the specific tax consequences of the ownership and disposition of the shares or ADSs.

        US holders should consult their own tax advisors regarding the specific South African and US federal, state and local tax consequences of owning and disposing of shares or ADSs in light of their particular circumstances as well as any consequences arising under the laws of any other taxing jurisdiction. In particular, US holders are urged to consult their own tax advisors regarding whether they are eligible for benefits under the Treaty.

        For US federal income tax purposes, a US holder of ADSs should be treated as owning the underlying shares represented by those ADSs. The following discussion (except where otherwise expressly noted) applies equally to US holders of shares and US holders of ADSs. Furthermore, deposits or withdrawals of shares by a US holder for ADSs will not be subject to US federal income tax.

  Taxation of dividends

        The gross amount of any distributions, including the amount of any withholding tax thereon, paid to a US holder by Sasol will be taxable as ordinary income to the US holder for US federal income tax purposes to the extent paid out of the current or accumulated earnings and profits of Sasol, as determined for US federal income tax purposes, based on the US dollar value of the distribution calculated by reference to the spot rate in effect on the date the distribution is actually or constructively received by the US holder, in the case of shares, or by the Depositary, in the case of ADSs. Distributions by Sasol in excess of current or accumulated earnings and profits will be treated first as a tax-free return on capital to the extent of a US holder's basis in the shares or ADSs, thus reducing its adjusted tax basis in such shares or ADSs, and, thereafter, as a capital gain. For foreign tax credit limitation purposes, dividends paid by Sasol generally will constitute foreign source "passive income" or, for some holders, foreign source "financial services income". Dividends paid by Sasol will not be eligible for the dividends-received deduction generally allowed to US corporations in respect of dividends received from other US corporations. At present, South Africa does not impose a withholding tax on dividends.

        The amount of any distribution paid in foreign currency will be included in the gross income of a US holder of shares in an amount equal to the US dollar value of the foreign currency calculated by reference to the spot rate in effect on the date of receipt, regardless of whether the foreign currency is converted into US dollars. If the foreign currency is converted into US dollars on the date of receipt, a US holder of shares generally should not be required to recognize foreign currency gain or loss in respect of the dividend. If the foreign currency received in the distribution is not converted into US dollars on the date of receipt, a US holder of shares will have a basis in the foreign currency equal to its US dollar value on the date of receipt. Any gain or loss recognized upon a subsequent conversion or other disposition of the foreign currency will be treated as ordinary income or loss. In the case of a US holder of ADSs, the amount of any distribution paid in a foreign currency will be converted into US dollars by the Depositary upon its receipt. Accordingly, a US holder of ADSs generally will not be required to recognize foreign currency gain or loss in respect of the distribution.

  Taxation of capital gains

        If a US holder is a resident of the United States for purposes of the Treaty, such holder generally will not be subject to South African tax on any capital gain if it sells or exchanges its shares or ADSs. Special rules apply to individuals who are residents of more than one country. Refer to "South African Taxation—Taxation of gains on sale or other disposition" above.

        In general, upon a sale, exchange or other disposition of shares or ADSs, a US holder will recognize capital gain or loss for US federal income tax purposes in an amount equal to the difference between the US dollar value of the amount realized on the disposition and the holder's tax basis, determined in US dollars, in the shares or ADSs. Such gain or loss generally will be US source gain or loss, and will be treated as a long-term capital gain or loss if the holder's holding period in the shares or ADSs exceeds one year at the time of disposition. The deductibility of capital losses is subject to significant limitations. If the US holder is an individual, any capital gain generally will be subject to US federal income tax at preferential rates if specified minimum holding periods are met.

  Recent US tax law changes applicable to individuals

        Recent US tax legislation (the "2003 Tax Act") generally has reduced the rates of tax payable by individuals (as well as certain trusts and estates) on many items of income. Under the 2003 Tax Act, the marginal tax rates applicable to ordinary income generally have been lowered effective 1 January 2003. In addition, for capital assets held for over one year and sold or exchanged on or after 6 May 2003 but in taxable years beginning before 1 January 2009, the maximum applicable US federal rate of tax generally will be 15% (rather than the higher rates of tax generally applicable to items of ordinary income). Furthermore, "qualified dividend income" received by individuals in taxable years beginning after 31 December 2002 and beginning before 1 January 2009, generally will be taxed at the rates applicable to capital gains, including the 15% maximum rate (rather than the higher rates of tax generally applicable to other items of ordinary income). For this purpose, "qualified dividend income" generally includes dividends paid on stock in US corporations as well as dividends paid on stock in certain non-US corporations if, among other things, (i) the shares of the non-US corporation (including ADRs backed by such shares) are readily tradable on an established securities market in the United States, or (ii) the non-US corporation is eligible with respect to substantially all of its income for the benefits of a comprehensive income tax treaty with the United States which contains an exchange of information program, qualifying treaties to be identified by the Secretary of the US Treasury Department. We currently anticipate that dividends paid by us with respect to our ADSs and our shares should constitute "qualified dividend income" for US federal income tax purposes and that US holders who are individuals should be entitled to the reduced rates of tax, as applicable. However, the precise extent to which dividends paid by non-US corporations will constitute "qualified dividend income" and the effect of such status on the ability of a taxpayer to utilize any associated foreign tax credits is not entirely clear at present. It is anticipated that there will be administrative pronouncements concerning these provisions in the future. In the meantime, US holders are urged to consult their own tax advisors regarding the impact of the provisions of the 2003 Tax Act on their particular situation.

  Passive foreign investment company considerations

        We believe that we will not be classified as a Passive Foreign Investment Company (a PFIC) for US federal income tax purposes, but this conclusion is a factual determination that must be made annually and thus may be subject to change. If we were to become a PFIC, the tax on distributions on our shares or ADSs and on any gains realized upon the disposition of shares or ADSs may be less favorable than as described herein. Furthermore, dividends paid by a PFIC are not "qualified dividend income" and will not be eligible for the reduced rates of taxation for certain dividends under the recent US tax law changes. US holders should consult their own tax advisors regarding the application of the PFIC rules to their ownership of the shares or ADSs.

  US information reporting and backup withholding

        Dividend payments made to a holder and proceeds paid from the sale, exchange, or other disposition of shares or ADSs may be subject to information reporting to the IRS. US federal backup withholding generally is imposed at a current rate of 28% on specified payments to persons who fail to furnish required information. Backup withholding will not apply to a holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification, or who is otherwise exempt from backup withholding. US persons who are required to establish their exempt status generally must provide IRS Form W-9 (Request for Taxpayer Identification Number and Certification). Non-US holders generally will not be subject to US information reporting or backup withholding. However, these holders may be required to provide certification of non-US status (generally on IRS Form W-8BEN) in connection with payments received in the United States or through certain US-related financial intermediaries.

        Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a holder's US federal income tax liability. A holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information.

10.F    Dividends and Paying Agents

        Not applicable.

10.G    Statement by Experts

        Not applicable.

10.H    Documents on Display

        All reports and other information that we file with the SEC may be obtained, upon written request, from The Bank of New York, as Depositary for our ADSs at its Corporate Trust office, located at 101 Barclay Street, New York, New York 10286. These reports and other information can also be inspected without charge and copied at prescribed rates at the public reference facilities maintained by the SEC in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. These reports may also be accessed via the SEC's website at www.sec.gov. Also, certain reports and other information concerning us will be available for inspection at the offices of The New York Stock Exchange. In addition, all the statutory records of the Company and its subsidiaries may be viewed at the registered address of the Company in South Africa.

10.I    Subsidiary Information

        Not applicable. For a list of our subsidiaries see Exhibit 8.1 to this annual report on Form 20-F.

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        We are an international integrated oil and gas group with substantial chemical interests that is exposed to various market risks associated with our underlying assets, liabilities and anticipated transactions. We continuously monitor these exposures and enter into derivative financial instruments to reduce these risks. We do not enter into derivative transactions on a speculative basis. All fair values, with the exception of the sensitivity analysis, have been determined using current market pricing models.

        The principal market risks (i.e. the risk of losses arising from adverse movements in market rates and prices) to which we are exposed are:

  •
  foreign exchange rates on foreign currency transactions as well as on assets and liabilities;

  •
  commodity prices, mainly crude oil prices; and

  •
  interest rates on debt and cash deposits.

Foreign Exchange Risk

        Our operations are denominated in various foreign currencies and consequently, we are exposed to exchange rate fluctuations that have an impact on our cash flows and financing activities. We manage our foreign exchange risks through our Group financing policies and the selective use of forward exchange contracts, cross currency swaps and cross currency options. We use foreign exchange contracts to reduce foreign currency exposures arising from imports into South Africa. Hedging of local exports is evaluated on a case-by-case basis.

        All forward exchange contracts, cross currency options and cross currency swaps are supported by underlying commitments or receivables.

        The following tables present maturity analysis of our forward exchange contracts, cross currency options and cross currency swaps at 30 June 2003:

Forward Exchange Contracts

								Fair value gain/(loss) at
	Expected maturity date
								30 June 2003	30 June 2002
Rand Functional Currency	2004	2005	2006	2007	2008	Thereafter	Total

	(Rand in millions)
US$—contract amount	3,790	16	121	—	—	—	3,927	(354)	(228)
Average contractual exchange rate	8.93
Euro—contract amount	1,031	30	—	—	—	—	1,061	(45)	123
Average contractual exchange rate	9.3
GBP—contract amount	(14)	2	—	—	—	—	(12)	(3)	20
Average contractual exchange rate	10.46
Other currencies—contract amount	58	—	31	—	—	—	89	(10)	(1)
Buy US$/sell euro	—	—	—	—	—	—	—	—	(9)

Total	4,865	48	152	—	—	—	5,065	(412)	(95)

Cross currency swaps

								Fair value gain/(loss) at
	Expected maturity date
								30 June 2003	30 June 2002
Cross currency swaps	2004	2005	2006	2007	2008	Thereafter	Total

	(Rand in millions—notional amounts)
Euro to US$ swaps	5,691	—	—	—	—	—	5,691	(383)	—
Average contractual exchange rate	8.09	—	—	—	—	—	—	—	—

Commodity Price Risk

        We make limited use of derivative instruments, including commodity swaps, options and futures contracts of short duration as a means of mitigating price and timing risks on crude oil and other energy-related product purchases and sales. In effecting these transactions, the Group entities concerned operate within procedures and policies designed to ensure that risks including those relating to the default of counter parties are minimized.

        The hedging transactions are linked to underlying physical deals and there are no significant losses or profits on these transactions.

        The following hedging instruments were in place in respect of crude oil futures and other raw materials at 30 June 2003:

								Fair value gain/(loss) at
	Expected maturity date
								30 June 2003	30 June 2002
	2004	2005	2006	2007	2008	Thereafter	Total

	(Rand in millions)
Options purchased
Oil futures (US$)	98	—	—	—	—	—	98	(6)	—
Other raw materials	105	19	—	—	—	—	124	(5)	—
Options sold
Put options sold (Euro)	14	—	—	—	—	—	14	5	—

Interest Rate Risk

        We monitor exposure to interest rate risk on borrowings and cash deposits on a continuous basis. At 30 June 2003, we had approximately R13.9 billion of total debt arrangements outstanding.

        The following is a breakdown of our debt arrangements and a summary of fixed versus floating rate exposures.

	Expected maturity date
Liabilities—notional	2004	2005	2006	2007	2008	Thereafter	Total

	(Rand in millions)
Fixed rate (Rand)	23	111	103	91	89	198	615
Average interest rate	11.0%	11.0%	11.0%	11.0%	11.0%	10.8%
Variable rate (Rand)	7,550	98	55	18	16	696	8,433
Average interest rate	12.6%	12.0%	12.0%	12.0%	12.0%	12.0%
Variable rate (US$)	1,333	227	205	230	108	—	2,103
Average interest rate	2.8%	2.2%	2.2%	2.2%	2.2%
Fixed rate (euro)	50	47	41	36	16	—	190
Average interest rate	5.0%	5.0%	5.0%	5.0%	5.0%
Variable rate (euro)	681	505	452	492	388	—	2,518
Average interest rate	3.3%
Variable rate (other)	1	—	—	—	—	—	1
Average interest rate	0.1%

Total							13,860

        We enter into interest rate derivatives, particularly "interest rate swaps" to mitigate interest rate exposures and to achieve improved predictability of cash flows on a project-by-project basis.

        The following interest rate derivative contracts were outstanding at 30 June 2003:

								Fair value (loss) at
	Expected maturity date
								30 June 2003
	2004	2005	2006	2007	2008	Thereafter	Total

	(Rand equivalent, in millions—notional amounts)
Fixed to receive floating (US$, in millions)	102	525	—	—	—	—	627	(44)
Average pay rate	5.4%	5.4%	—	—	—	—
Fixed to receive floating (Euro, in millions)	253	1,106	—	—	—	—	1,359	(64)
Average pay rate	4.7%	4.7%	—

Total							1,986	(108)

        Our South African operations are vulnerable to adverse changes in short-term domestic interest rates, as a result of the emerging market status of the South African money markets.

        At 30 June 2003, we were exposed to changes in interest rates on R10.3 billion. A change in interest rates of 100 basis points per annum would therefore have an effect of R103 million on our incurred interest expense.

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        Not applicable.

PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        Not applicable.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        Not applicable.

ITEM 15.    CONTROLS AND PROCEDURES

  (a)
  Disclosure Controls and Procedures

        The Company's Chief Executive and Chief Financial Officer (the "Officers"), based on the evaluation of the effectiveness of the Group's disclosure controls and procedures (required by paragraph (b) of 17 CFR 240.13a-15) as of the end of the period covered by this annual report on Form 20-F, have concluded that, as of such date, the Company's disclosure controls and procedures were effective to ensure that material information relating to the Company was made known to the Officers by others within the Company.

ITEM 16.    [RESERVED]

Item 16A.    Audit Committee Financial Expert

        Our Audit Committee chairman, Mr. Warren Clewlow has been designated by the Board to be our financial expert as required by the SEC rules.

Item 16B.    Code of Ethics

        Not applicable.

Item 16C.    Principal Accountant Fees and Services

        Not applicable.

Item 16D.    Exemptions from the Listing Standard for Audit Committees

        Not applicable.

PART III

ITEM 17.    FINANCIAL STATEMENTS

        Not applicable

ITEM 18.    FINANCIAL STATEMENTS

        The following consolidated financial statements, together with the auditors' reports of KPMG Inc and the other accountants are filed as part of this annual report on Form 20-F:

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
30 JUNE 2003, 30 JUNE 2002 AND 25 JUNE 2001

ITEM 19.    EXHIBITS

1.1	Memorandum of Association of Sasol Limited*
1.2	Articles of Association of Sasol Limited*
4.1	Management Share Incentive Scheme*
8.1	List of Subsidiaries
12.1	Certification of Pieter Vogel Cox, Chief Executive of Sasol Limited pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Trevor Stewart Munday, Chief Financial Officer of Sasol Limited pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.3
Certification of Pieter Vogel Cox, Chief Executive of Sasol Limited and Trevor Stewart Munday, Chief Financial Officer of Sasol Limited pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*
Incorporated by reference to our registration statement on Form 20-F filed on 6 March 2003.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SASOL LIMITED
By:	/s/ TREVOR STEWART MUNDAY Trevor Stewart Munday Chief Financial Officer

Date: October 27 2003

KPMG Inc.
Johannesburg office	Mail address	Telephone +27 (11) 647 7111
KPMG Crescent	Private Bag 9	Telefax +27 (11) 647 8000
85 Empire Road	Parkview	Docex 472 Johannesburg
Parktown	2122 South Africa	Internet http://www.kpmg.co.za/
2193 South Africa

Report of the Independent Accountants

To the Board of Directors and Shareholders of Sasol Limited:

We have audited the accompanying consolidated balance sheets of Sasol Limited and its subsidiaries (Group) as of 30 June 2003 and 30 June 2002, and the related consolidated income statements, statements of comprehensive income and changes in shareholders' equity and cash flows for each of the years in the three-year period ended 30 June 2003. These consolidated financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of Sasol Chemical Holdings International (Pty) Limited, a wholly-owned subsidiary, which statements reflect total assets constituting 24 percent and 34 percent in 2003 and 2002, respectively and total turnover constituting 34 percent, 38 percent and 15 percent in the years ended 30 June 2003, 30 June 2002 and 25 June 2001, respectively, of the related consolidated totals. The financial statements of Sasol Chemical Holdings International (Pty) Limited were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Sasol Chemical Holdings International (Pty) Limited, is based solely on the report of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

The report of the other auditors on the 2003 and 2002 financial statements of Sasol Chemical Holdings International (Pty) Limited, presented herein, includes an explanatory paragraph with respect to the restatement of Sasol Chemical Holdings International (Pty) Limited's 2002 financial statements to eliminate a tax benefit of R47.2 million attributable to the reversal of a deferred tax valuation allowance related to a purchased entity and record it as a reduction of intangible assets. As discussed in note 2 to the financial statements, Group management has concluded that the effect of such restatement is not material to consolidated shareholders' equity or consolidated results of operations of Sasol Limited and its subsidiaries and, accordingly has not restated the accompanying consolidated financial statements of Sasol Limited and its subsidiaries as of and for the year ended 30 June 2002.

In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sasol Limited and its subsidiaries at 30 June 2003 and 30 June 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended 30 June 2003 in conformity with accounting principles generally accepted in the United States of America.

As discussed in note 7 to the financial statements, the Group changed its method of accounting for asset retirement obligations on 1 July 2002.

KPMG Inc.
Registered Accountants and Auditors

Johannesburg, South Africa
17 October 2003

A van der Lith	LP Fourie
Director	Director
KPMG Inc., a company incorporated under the South African Companies Act, is a member of KPMG International, a Swiss nonoperating association.
Registered Accountants & Auditors
Chairman and Senior Partner: TW Grieve*
Policy Board: TH Bashall  BG Bauer*  MWC Blomkamp  DR Broom*  AH Fandam  DT Folscher*  LP Fourie*
D Friedland  TH Hoole*  D Jackson*  RM Kgosana*  FB Leith*  TJ Louw*  GI Maile  WA McKenzie*  S Minne
AM Mokgabudi*  S Naidoo  CM Read  MD Smith  YGH Suleman  D van Heerden*  JM Vice*
* Members of Executive Committee
The Company's principal place of business is at KPMG Crescent, 85 Empire Road, Parktown, where a list of the directors' names is available for inspection.
Registration number 1999/021543/21

To the Board of
Directors and Shareholders of
Sasol Chemical Holdings International
(Pty) Limited

Report of Independent Auditors

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and comprehensive income, of changes in shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Sasol Chemical Holdings International (Pty) Limited and its subsidiaries (the "Company") at June 30, 2003, 2002 2001 and the results of their operations and their cash flows for the years ended June 30, 2003 and 2002 and for the four month period ended June 30, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2, the Company has restated its 2002 financial statements to eliminate the tax benefit of Rand 47.2 million attributable to the reversal of a deferred tax valuation allowance related to a purchased entity and record it as a reduction of intangible assets.

Hamburg,
September 30, 2003

GmbH
Wirtschaftsprüfungsgesellschaft

M. McLean	R. Schulz
Wirtschaftsprüfer (German Public Accountant) Chartered Accountant	Wirtschaftsprüfer (German Public Accountant)

Geschäftsführer: WP StB Hans Wagener
Sitz: Frankfurt am Main · Amtsgericht Frankfurt am Main HRB 45604
PricewaterhouseCoopers International ist eine Company limited by guarantee registriert in England and Wales.

SASOL LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS

for the years ended

	Note	30 June 2003	30 June 2003	30 June 2002	25 June 2001

		(US$ in millions)* (Unaudited)	(Rand in millions)

Sale of products		8,994	62,509	54,004	36,472
Services rendered		72	502	1,358	887
Commission and marketing income		109	758	305	277

Turnover		9,175	63,769	55,667	37,636
Other operating income		86	603	1,221	594
Net foreign exchange (losses)/ gains		(350)	(2,437)	620	189
Cost of sales		(5,528)	(38,415)	(30,949)	(19,314)
Cost of services rendered		(68)	(475)	(569)	(468)
Selling and distribution costs		(716)	(4,976)	(4,296)	(2,108)
Administrative expenses		(633)	(4,402)	(4,265)	(2,658)
Other operating expenses		(383)	(2,656)	(3,205)	(3,641)

Operating costs and expenses		(7,328)	(50,924)	(43,284)	(28,189)

Operating profit	5	1,583	11,011	14,224	10,230
Other income/(expenses)
Dividends received		2	14	3	13
Interest received		28	193	226	215
Finance costs	6	(39)	(271)	(275)	(184)

Income before tax, earnings of equity accounted investees, minority interest		1,574	10,947	14,178	10,274
Income tax	8	(563)	(3,915)	(4,723)	(3,378)

Income after tax, but before earnings of equity accounted investees, minority interest		1,011	7,032	9,455	6,896
(Losses)/earnings of equity accounted investees		(6)	(47)	35	56
Minority interest		(24)	(170)	(56)	—

Earnings attributable to shareholders before cumulative effect of change in method of accounting		981	6,815	9,434	6,952
Change in method of accounting for asset retirement obligations, net of tax of R227 million	7	76	529	—	—

Earnings attributable to shareholders after cumulative effect of change in method of accounting		1,057	7,344	9,434	6,952

Basic earnings per share (cents)
Earnings per share before cumulative effect of change in method of accounting	9	161	1,119	1,540	1,108
Change in method of accounting for asset retirement obligations		12	87	—	—
Earnings per share after cumulative effect of change in method of accounting		173	1,206	1,540	1,108
Diluted earnings per share (cents)
Diluted earnings per share before cumulative effect of change in method of accounting	9	158	1,100	1,509	1,095
Change in method of accounting for asset retirement obligations		12	85	—	—
Diluted earnings per share after cumulative effect of change in method of accounting		170	1,185	1,509	1,095
Earnings attributable to shareholders had the change in method of accounting for asset retirement obligations been applied retrospectively
Earning attributable to shareholders				9,452	7,019
Basic earnings per share				1,543	1,119
Diluted earnings per share				1,512	1,106

*
US Dollar information has been presented for the year ended 30 June 2003 on an unaudited basis solely for the convenience of the reader and is computed at the noon buying rate for customs purposes of 1US$/6.95 Rand, as reported by the Federal Reserve Bank of New York on 6 October 2003

The accompanying notes form an integral part of these consolidated financial statements.

SASOL LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

At

	Note	30 June 2003	30 June 2003	30 June 2002
		(US$ in millions)* (Unaudited)	(Rand in millions)
Assets
Current assets
Cash and cash equivalents	10	462	3,207	1,291
Cash restricted for use	10	123	854	2,241
Trade and other receivables and prepaid expenses	11	1,463	10,171	9,725
Inventories	12	1,212	8,422	8,174
Deferred tax	8	9	59	14

Total current assets		3,269	22,713	21,445

Non-current assets
Investments in securities	13	98	679	477
Investments in equity accounted investees	14	355	2,467	2,914
Prepaid pension asset	23	—	—	700
Long-term receivables		84	581	1,000
Goodwill and intangible assets	15	387	2,690	1,724
Property, plant and equipment	16	5,536	38,478	33,918
Deferred tax	8	43	297	315

Total non-current assets		6,503	45,192	41,048

Total assets		9,772	67,905	62,493

Liabilities and shareholders' equity
Current liabilities
Bank overdraft		22	155	60
Trade payables		643	4,468	4,410
Accrued expenses and other obligations	17	718	4,987	4,336
Short-term debt	18	1,365	9,486	3,875
Deferred revenue		—	—	6
Income tax payable		78	539	2,300
Deferred tax	8	2	14	—

Total current liabilities		2,828	19,649	14,987
Non-current liabilities
Long-term obligations, net of current portion	19	289	2,011	2,950
Long-term debt, net of current portion	20	607	4,219	5,424
Post retirement healthcare	23	299	2,075	1,867
Pension liability	23	194	1,350	729
Deferred tax	8	768	5,335	5,418

Total non-current liabilities		2,157	14,990	16,388

Total Liabilities		4,985	34,639	31,375
Minority interests in consolidated subsidiaries		68	473	174
Shareholders' equity
Stated Share capital—1,175,000,000 authorised ordinary shares of no par value. 668,798,425 shares (2002—666,868,725 shares) in issue and outstanding	21	409	2,842	2,772
Treasury stock—59,741,477 shares (2002—57,857,149 shares)	21	(520)	(3,614)	(3,429)
Retained earnings		4,960	34,470	29,961
Accumulated other comprehensive (loss)/income		(130)	(905)	1,640

Shareholders' equity		4,719	32,793	30,944

Total liabilities and shareholders' equity		9,772	67,905	62,493

Commitments and contingencies—see note 22

*
US Dollar information has been presented for the year ended 30 June 2003 on an unaudited basis solely for the convenience of the reader and is computed at the noon buying rate for customs purposes of 1US$ /6.95 Rand, as reported by the Federal Reserve Bank of New York on 6 October 2003

The accompanying notes form an integral part of these consolidated financial statements.

SASOL LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

for the years ended 30 June 2003, 30 June 2002 and 25 June 2001

	Common Stock
	Number of Ordinary Shares Issued	Stated Share Capital	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive (Loss)/Income	Total	Total

	(Rand in millions)						(US$ in millions)* (Unaudited)
Balance as of 26 June 2000	606,831,125	1,559	(1,290)	17,554	71	17,894
Earnings attributable to shareholders	—	—	—	6,952	—	6,952
Foreign currency translation adjustments, net of tax	—	—	—	—	217	217
Cash dividend payments	—	—	—	(1,655)	—	(1,655)
Share options exercised	1,766,000	43	—	—	—	43
Conversion of debentures	56,382,400	1,028	—	—	—	1,028
Acquisition of treasury stock	—	—	(1,119)	—	—	(1,119)
Share option compensation	—	18	—	—	—	18

Balance as of 25 June 2001	664,979,525	2,648	(2,409)	22,851	288	23,378
Earnings attributable to shareholders	—	—	—	9,434	—	9,434
Foreign currency translation adjustments, net of tax	—	—	—	—	1,395	1,395
Unrealized holding losses from cash flow hedging activity, net of tax	—	—	—	—	(43)	(43)
Cash dividend payments	—	—	—	(2,324)	—	(2,324)
Share options exercised	1,889,200	76	—	—	—	76
Acquisition of treasury stock	—	—	(1,020)	—	—	(1,020)
Share option compensation	—	48	—	—	—	48

Balance as of 30 June 2002	666,868,725	2,772	(3,429)	29,961	1,640	30,944	4,453
Earnings attributable to shareholders	—	—	—	7,344	—	7,344	1,057
Foreign currency translation adjustments, net of tax	—	—	—	—	(1,902)	(1,902)	(274)
Unrealized holding losses from cash flow hedging activity, net of tax	—	—	—	—	(308)	(308)	(44)
Minimum pension liability adjustment, net of tax	—	—	—	—	(335)	(335)	(48)
Cash dividend payments	—	—	—	(2,835)	—	(2,835)	(408)
Share options exercised	1,929,700	77	—	—	—	77	11
Acquisition of treasury stock	—	—	(185)	—	—	(185)	(27)
Share option (income) compensation	—	(7)	—	—	—	(7)	(1)

Balance as of 30 June 2003	668,798,425	2,842	(3,614)	34,470	(905)	32,793	4,719

*
US Dollar information has been presented for the year ended 30 June 2003 on an unaudited basis solely for the convenience of the reader and is computed at the noon buying rate for customs purposes of 1US$/ 6.95 Rand, as reported by the Federal Reserve Bank of New York on 6 October 2003.

The accompanying notes form an integral part of these consolidated financial statements.

SASOL LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

for the years ended

	30 June 2003	30 June 2003	30 June 2002	25 June 2001

	US$ millions * (Unaudited)	(Rand in millions)
Cash flows from operating activities:
Earnings attributable to shareholders	1,057	7,344	9,434	6,952
Adjustments for non-cash items
Amortisation of intangible assets	50	349	146	83
Asset impairment charges	8	58	191	588
Deferred income taxes	49	341	(18)	(525)
Depreciation	600	4,165	3,784	2,332
Net income of equity accounted investees net of dividends received	16	114	(16)	(51)
(Gain)/ Loss on disposal of fixed assets	(1)	(9)	7	82
Minority interest	24	170	56	—
Movement in provision for doubtful accounts	(13)	(90)	(52)	224
Provision for repayment of guarantee	—	—	205	—
Employee share compensation	(1)	(7)	48	18
Write down of inventory	6	44	43	1
(Decrease)/increase in long-term obligations, net of current portion	(80)	(557)	995	339
Increase in post-retirement healthcare	59	414	291	330
Net increase / (decrease) in pension liability and pre-paid pension asset	118	822	212	(138)
Changes in operating assets and liabilities, net of acquisitions
Decrease/ (increase) in cash restricted for use	200	1,387	(1,196)	(1,045)
(Increase)/decrease in trade and other receivables	(8)	(57)	1,372	(1,922)
Increase in inventories	(29)	(201)	(198)	(733)
Increase/(decrease) in trade payables, accrued expenses and other obligations	29	201	(1,197)	2,104
(Decrease)/increase in deferred revenue	(1)	(5)	(63)	15
Cash utilised to settle long-term obligations	(120)	(837)	(1,182)	(75)
Benefits paid in respect of post-retirement healthcare	(11)	(77)	(81)	(48)
Employer contributions to pension funds	(20)	(142)	(104)	(39)
(Decrease)/increase in income tax payable	(243)	(1,689)	44	999

Net cash provided by operating activities	1,689	11,738	12,721	9,491
Cash flows from investing activities:
Purchase of property, plant and equipment	(1,275)	(8,861)	(7,247)	(3,156)
Purchase of intangible assets	(133)	(921)	(511)	(440)
Capitalised interest	(145)	(1,008)	(561)	(303)
Proceeds from sale of non-current assets	52	360	150	128
Decrease/(increase) in long-term receivables	73	506	31	(796)
Acquisition of businesses, net of cash acquired	(73)	(505)	—	(8,242)
Investment in equity accounted investees	(149)	(1,035)	(763)	(165)
(Sale)/purchase of marketable securities and other investments	(5)	(34)	(400)	(4)

Net cash utilised in investing activities	(1,655)	(11,498)	(9,301)	(12,978)
Proceeds from borrowings	1,167	8,105	—	6,962
Repayment of debt	(480)	(3,339)	(807)	—
Distributions to minority interest holders	(6)	(44)	(11)	(44)
Proceeds from shares issued to minority interest holders	1	10	—	99
Proceeds from share options exercised	11	77	76	43
Purchase of treasury stock	(27)	(185)	(1,020)	(1,119)
Payment of dividends	(408)	(2,835)	(2,324)	(1,655)
Increase in bank overdraft	16	112	44	15

Net cash generated/(utilised by)/from financing activities	274	1,901	(4,042)	4,301
Effect of foreign exchange rate changes on cash	(32)	(225)	695	(3)

Net increase in cash and cash equivalents	276	1,916	73	811
Cash and cash equivalents at beginning of year	186	1,291	1,218	407

Cash and cash equivalents at end of year	462	3,207	1,291	1,218

*
US Dollar information has been presented for the year ended 30 June 2003 on an unaudited basis solely for the convenience of the reader and is computed at the noon buying rate for customs purposes of 1US$ /6.95 Rand, as reported by the Federal Reserve Bank of New York on 6 October 2003.

The accompanying notes form an integral part of these consolidated financial statements.

SASOL LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

for the years ended

	30 June 2003	30 June 2003	30 June 2002	25 June 2001

	(US$ in * millions) (Unaudited)	(Rand in millions)
Comprehensive Income
Earnings attributable to shareholders after cumulative effect of change in method of accounting	1,057	7,344	9,434	6,952
Other comprehensive income
Translation of foreign entities, net of tax of R39 million (2002 — R124 million, 2001 — R2 million)	(274)	(1,902)	1,395	217
Unrealised holding losses from cash flow hedging activities, net of tax of R25 million (2002 — R22 million)	(44)	(308)	(43)	—
Minimum pension liability adjustment, net of tax of R168 million	(48)	(335)	—	—

Net movement per statement of changes in equity	(366)	(2,545)	1,352	217

Comprehensive income	691	4,799	10,786	7,169

*
US Dollar information has been presented for the year ended 30 June 2003 on an unaudited basis solely for the convenience of the reader and is computed at the noon buying rate for customs purposes of 1US$ / 6.95 Rand, as reported by the Federal Reserve Bank of New York on 6 October 2003.

The accompanying notes form an integral part of these consolidated financial statements.

SASOL LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.    Nature of Business and Organisation

        Sasol Limited, the holding company of the Group, is domiciled in the Republic of South Africa and was listed on the JSE Securities Exchange South Africa on 31 October 1979 (JSE) and the New York Stock Exchange (NYSE) on 9 April 2003.

        Sasol is an integrated international oil and gas group, with substantial and growing chemical interests worldwide, based in South Africa. We provide liquid fuels in South Africa and are an international producer of chemicals. We use in-house technology for the commercial production of synthetic fuels and chemicals from low-grade coal and manufacture over 200 fuel and chemical products, which we sell in more than 90 countries. We also operate coal mines to provide feedstock for our synthetic fuel and chemical plants, manufacture and market synthetic gas and operate the only inland crude oil refinery in South Africa.

2.    Significant Accounting Policies

        The following accounting policies were applied by the Group in the preparation of its consolidated financial statements at and for the financial years ended 30 June 2003, 30 June 2002 and 25 June 2001.

Basis of preparation

        The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

        The Group's financial year-end was changed from 25 June to 30 June with effect from the financial year ended 30 June 2002. The change in year end had no material impact on the financial results.

        A subsidiary restated its comparatives for the year ended 30 June 2002. The Group's reported results for the year ended 30 June 2002 were not restated as it would not have a material effect on the Group's operating results and financial position.

Basis of consolidation

        The Group's consolidated financial statements include the financial statements of the Company, its subsidiaries and its investments in associates and joint ventures.

Subsidiaries

        A company in which the Group owns more than 50% of the voting rights, is classified as a subsidiary, except where minority shareholders retain substantive participating rights. Entities in which the Group owns more than 50% of the voting rights, but minority shareholders retain substantive participating rights, are accounted for according to the equity method of accounting. The results of any subsidiary acquired or disposed of during the year are consolidated from the acquisition date or up to the disposal date.

        Inter-company transactions and balances are eliminated on consolidation.

        Sasol Italy S.p.A, a wholly owned and consolidated subsidiary, has a statutory year end of 31 May and is included in the consolidated accounts up to that date. An adjustment to the Sasol Italy S.p.A financial statements to 30 June, the Group's year end, would not result in a material effect on reported balance sheets and income statements.

Investments in equity investees (associates and joint ventures)

Investments in associates.

        An associate is an entity other than a subsidiary in which the Group has a material long-term interest and in respect of which the Group has the ability to exercise significant influence over operational and financial policies, normally owning between 20% and 50% of the voting equity.

Investments in joint ventures.

        A joint venture is an entity in which the Group holds a long-term interest and which is jointly controlled by the Group and one or more external joint venture partners under a contractual arrangement.

        Investments in associates and joint ventures are accounted for by using the equity method. Subsequent to the acquisition date, the Group's share of profits or losses of associates and joint ventures is recognised in the income statement as equity accounted earnings and its share of movements in equity reserves is recognised directly in the changes in equity statement. All cumulative post-acquisition movements in the equity of associates and joint ventures are adjusted against the cost of the investment.

        Goodwill relating to associates and joint ventures is included in the carrying value of the Group's investment in those entities. In accordance with Statement of Financial Accounting Standards (SFAS) 142, Goodwill and Other Intangible Assets, goodwill on these investments is no longer amortised. The total carrying value including goodwill is evaluated for impairment when conditions indicate that a decline in fair value below the carrying amount is other than temporary. When impaired, the carrying value of the Group's investment in those entities is written down to its estimated fair value. The Group's share of results of equity accounted investees, that have financial years within three months of the fiscal year-end of the Group, is included in the consolidated financial statements based on the results reported by those investees for their financial years. Adjustments are made for material transactions and events in the intervening period. There were no significant adjustments required to be made in respect of equity accounted investees which have financial years that are different to those of the Group.

Foreign currency

        The reporting currency of the Group is the rand.

        The exchange rates used in preparation of the consolidated financial statements were as follows:

	Rate	30 June 2003	30 June 2002	25 June 2001

rand/US dollar exchange rate	Closing	7.50	10.27	8.02
	Average	9.03	10.13	7.65
rand/euro exchange rate	Closing	8.63	10.19	6.89
	Average	9.41	9.08	6.79

Foreign operations currency translation

Foreign operations with a functional currency other than the rand

        In respect of foreign operations with a functional currency other than rand, assets and liabilities, which include fair value adjustments arising on acquisition, are translated into rand at the closing rate of exchange ruling at the balance sheet date. Results of operations are translated at the average rate of exchange for the year. Exchange differences arising on translation are classified as a foreign currency translation adjustment in shareholders' equity and included in determining other comprehensive income.

        On sale of an investment in a foreign entity, the related cumulative foreign currency translation deferred in shareholders' equity is recognised in the income statement.

Foreign operations with a functional currency of the rand

        For foreign operations whose accounts are kept in local currency of their operations but whose functional currency is the rand, due to their activities being a direct and integral part or extension of the Group's South African operations, monetary assets and liabilities are translated into rand using the closing rate of exchange ruling at balance sheet date. Non-monetary assets and liabilities that are stated at historical cost, are translated using the rate of exchange ruling at transaction date. Exchange differences arising on translation of assets and liabilities are recognised in the income statement in the year in which they arise.

Translation of foreign currency transactions

        Transactions in foreign currencies are stated at cost and are translated into the functional currency of the entity at the rate of exchange ruling at the transaction date.

        Monetary assets and liabilities in foreign currencies are translated into the functional currency of the entity at the closing rate of exchange ruling at the balance sheet date.

        Foreign exchange differences arising from the translation of monetary assets and liabilities are recognised in the income statement in the year in which the difference arises.

Cash and cash equivalents

        Cash and cash equivalents comprise cash on hand, demand deposits and short-term, highly liquid investments with a maturity of three months or less at the date of purchase. Cash and cash equivalents are stated at cost, which approximates fair value. Cash which is subject to restrictions has been classified separately on the face of the balance sheet.

Property, plant and equipment

        Property, plant and equipment is stated at cost, less accumulated depreciation and impairment. Land is not depreciated.

        Coal mining assets are depreciated using the units of production method over proven and probable reserves, not exceeding the estimated useful life of the mine.

        Other property, plant and equipment is depreciated on the straight-line method over its estimated useful life. The depreciation rates applied are described in Note 16.

        The cost of self-constructed assets includes expenditure on materials, direct labour and allocated production overheads. Expenditure incurred to replace or modify a significant component of plant is capitalised and any remaining book value of the component replaced is written off immediately. All other expenditure on plant renewal is expensed as incurred.

        Asset retirement costs are recognised as liabilities and a corresponding amount is added to the carrying value of the asset and depreciated on a straight line basis over the estimated useful lives of the assets. Where asset retirement costs relate to coal mining assets, the carrying amount is depreciated using the units of production method over proven and probable reserves, not exceeding the estimated useful life of the mine.

        Assets leased under capital lease agreements are capitalised as property, plant and equipment with the equivalent amount being shown as a capital lease liability. The amount capitalised is the lower of the fair value of the leased asset and the present value of the minimum lease payments at the inception of the lease. Lease payments are allocated between capital repayments and interest charged to the income statement using the effective interest rate method. Capitalised leased assets are depreciated in the same manner as similar items of property, plant and equipment.

Goodwill and intangible assets

Goodwill

        Goodwill is stated at cost. In accordance with SFAS 142, goodwill is no longer amortised. Prior to the adoption of SFAS 142 on 1 July 2002, goodwill derived from acquisitions that were completed before 1 July 2001 was capitalised and amortised on a straight-line basis over its estimated useful life, not exceeding twenty years. Goodwill acquired in business combinations after 30 June 2001 was not amortised. Goodwill acquired in business combinations that were completed before 1 July, 2001 was amortised until 30 June 2002. In accordance with SFAS 142, goodwill is tested for impairment at the reporting unit level on an annual basis on 31 March, or more frequently if the Group believes indicators of impairment exist. The performance of the test involves a two tier process. The first step of the impairment test involves comparing the fair value of the reporting unit with the reporting unit's carrying amount, including goodwill. The fair value of the reporting unit is determined based on estimated future discounted cash flows. If the carrying amount of the reporting unit exceeds the reporting unit's fair value, we perform the second step of the goodwill impairment test to determine the amount of the impairment loss. The second step of the goodwill impairment test involves comparing the implied fair value of our reporting unit's goodwill with the carrying amount of that goodwill.

Intangible assets

        Amortisable intangible assets are stated at cost and are amortised over their respective estimated useful lives on a straight-line basis. Amortisation rates are described in Note 15.

        In accordance with SFAS 142, intangible assets with an indefinite useful life are no longer amortised.

        In accordance with SFAS 144, intangible assets with an indefinite life are reviewed for impairment at least annually on 31 March or whenever events or changes in circumstances indicate that the carrying amount of an asset or group of assets may not be recoverable. Recoverability of an asset or asset group is assessed by comparing the carrying amount of an asset or group of assets to the estimated future undiscounted net cash flows of the asset or group of assets. If an asset or asset group is considered to be impaired, the impairment which is recognised is measured as the amount by which the carrying amount of the asset or group of assets exceeds the discounted future cash flows expected to be derived from that asset or group of assets.

        Further details relating to the impairment assessment of intangible assets are provided in the accounting policy on Impairment of Long-Lived Assets.

Software

        Purchased software and the direct costs associated with the customisation and installation thereof are capitalised and amortised on a straight-line basis from the date of commissioning over its expected useful life of approximately three years.

Patents and trademarks

        Purchased patents and trademarks are capitalised and amortised on a straight-line basis over their estimated useful lives. Expenditure incurred to extend the life of patents or trademarks is capitalised and amortised over the remaining estimated useful life of the assets. All other expenditure is expensed as incurred.

Exploration expenditure

        The successful efforts method is used for oil and gas exploration and production activities. All costs for development wells, related plant and equipment, and proven mineral interests are capitalised. Costs of exploratory wells are capitalised pending determination of whether the wells result in the discovery of proven reserves. Costs of wells in respect of which proven reserves are identified remain capitalised. All other exploratory wells and costs are expensed as incurred.

        Mining exploration costs are expensed as incurred until completion of a final feasibility study supporting proven and probable reserves. Mining exploration costs incurred subsequent to proven and probable reserves being identified are capitalised.

        Expenditure in respect of producing mines or development properties is capitalised only when excavation or drilling is incurred to extend reserves or further delineate existing proven and probable reserves.

Asset retirement obligations

        The Company adopted SFAS 143, Accounting for Asset Retirement Obligations during the current year. The fair value of dismantling and restoring production sites, in accordance with the local regulatory requirements, are accrued as the obligation arises, if estimable, concurrent with the recognition of an increase in the related asset's carrying value. The increase in the related asset's carrying value is amortised over its estimated useful life. Fair value is determined by discounting estimated future cash flows at a discount rate which reflects the terms of the obligation adjusted for the entity's credit risk. The discount associated with the liability is accreted as a charge to income over the related asset's useful life.

        Refer to Note 7 for the impact of the adoption of SFAS 143.

Business combinations

        Acquisitions made by the Group are accounted for using the purchase method, in terms of which assets acquired and liabilities assumed are recorded at fair value, reflecting their condition at the acquisition date. The excess of the cost of an acquisition over the fair value of the Group's interest in the net identifiable assets of an entity acquired at the acquisition date is classified as goodwill.

Investments in securities

        Investments in marketable equity and debt securities are classified into one of three categories, namely held-to- maturity, available-for-sale, or trading securities.

        Investments in debt securities that the Group has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and stated at amortised cost in the balance sheet.

        Unlisted investments, other than those accounted for under the equity method, are carried at cost.

        Marketable equity and debt securities that are purchased and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with changes in fair value recognised in the income statement. The Group had no trading securities at 30 June 2003 and 30 June 2002. Marketable equity or debt securities not classified as either held to maturity or trading securities are classified as available-for-sale securities and stated at fair value, with changes in fair value, net of related taxes included in the statement of other comprehensive income. If the investment is disposed of, the cumulative change in fair value in respect of that investment is recognised in the income statement. Unrealised losses, to the extent they arise from a decline in fair value that is assessed to be other than temporary, are recognised in the income statement.

        Purchases and sales of investment securities are recorded on a trade date basis.

        Realised gains and losses on disposal of investments, other than trading securities are recognised in the income statement as incurred.

Impairment of long-lived assets

        The impairment of long-lived assets is accounted for in terms of SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets.

        Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or group of assets may not be recoverable. Recoverability of an asset or asset group is assessed by comparing the carrying amount of an asset or group of assets to the estimated future undiscounted net cash flows of the asset or group of assets. If an asset or asset group is considered to be impaired, the impairment which is recognised is measured as the amount by which the carrying amount of the asset or group of assets exceeds the discounted future cash flows expected to be derived from that asset or group of assets.

        Long-lived assets classified as held for sale are reported at the lower of the carrying amount or fair value less selling costs.

Inventories

        Inventories are valued at the lower of cost and market value. Cost includes expenditure incurred in acquiring and transporting the inventory to its present location. Cost is determined as follows:

Crude oil and other raw materials	First-in-first-out method (FIFO)
Process, maintenance and other materials	Weighted average purchase price
Work-in-progress	Allocation of direct labour, overhead and material costs incurred
Manufactured products	Production cost using the FIFO method
Consignment inventory	Production cost using the FIFO method

Trade and other receivables

        Trade and other receivables are stated at cost less provision for doubtful debts. Bad debts are written off during the year in which they are identified.

Long-term obligations

        An estimated loss arising from a contingent obligation is accrued as a liability when information available prior to issuance of the financial statements indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated.

Trade and other payables

        Trade and other payables are stated at cost.

Comprehensive income

        Comprehensive income represents changes in shareholders' equity, excluding investments by and distributions to shareholders. The Group's comprehensive income comprises net income, unrealised gains and losses on available-for-sale securities, foreign currency translation adjustments, changes in the fair value of derivative instruments designated as cash flow hedges and the minimum pension liability adjustments.

Dividends payable

        Dividends payable are recognised as a liability when declared.

Income tax

Current and deferred tax

        Income taxes are determined by applying the asset and liability method. Deferred tax assets and liabilities are recognised for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases and operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognised in the income statement in the period in which that change occurs. Deferred tax assets are reduced by a valuation allowance to the amount that management believes is more likely than not to be realised.

Secondary Taxation on Companies (STC)

        STC is a tax levied by the South African Revenue Services on dividends declared and becomes payable on declaration of a dividend. STC is expensed when the related dividend is declared.

Turnover

        Turnover is realised and earned when the risks and rewards of ownership have been transferred to the buyer and all of the following criteria have been met:

  •
  persuasive evidence of an arrangement exists;

  •
  delivery has occurred or services have been rendered;

  •
  the seller's price to the buyer is fixed or determinable; and

  •
  collectibility is reasonably assured.

Further descriptions of the recognition of turnover for the various reporting segments are included in Note 3—Segmental Analysis.

Shipping and handling fees

        Shipping and handling fees are included in cost of sales and the related amounts charged to customers are included in turnover.

Operating leases

        Lease payments under an operating lease are expensed on a straight line basis over the lease term.

Capitalisation of interest costs

        Interest costs are capitalised during the construction period of qualifying assets (an asset that necessarily takes a substantial period of time to get ready for its intended use or sale) and on the Group's investments in equity accounted investees while the investee has activities in progress necessary to commence its planned principal operations, provided that the equity accounted investee's activities include the use of funds to construct qualifying assets for its operations. All other interest costs are expensed as incurred.

Research and development expenditure

        Research and development expenditure are expensed as incurred.

Derivative instruments

        SFAS 133, Accounting for Derivative Instruments and Hedging Activities, (as amended by SFAS 137, SFAS 138 and SFAS 150) requires that all derivative instruments are stated as assets or liabilities on the balance sheet at fair value, regardless of the purpose or intent for holding them.

        Derivative instruments are financial instruments and other contracts:

  •
  which have one or more underlying variable (i.e. a specified interest rate, commodity price, foreign exchange rate or similar variable) and either one or more notional amounts (i.e. a number of currency units, shares or other units) or payment provisions or both;

  •
  that require little or no initial net investment; and

  •
  whose payment terms require or permit net settlement.

        The Group uses derivative instruments to reduce its exposure to fluctuations in foreign currencies, interest rates, and commodity prices. The Group does not deal in speculative trading of derivative instruments. The Group designates certain derivative financial instruments which hedge exposure to variability in cash flows that is either attributable to a particular risk associated with a recognised asset or liability or a forecasted transaction, as cash flow hedges when such derivative instruments effectively meet pre-determined criteria. In instances in which a derivative instrument is designated as a cash flow hedge, the effective part of any change in fair value of the derivative instrument is recognised in other comprehensive income in the statement of changes in shareholders' equity. It is subsequently recognised in the income statement over the same period as the hedged item is recognised in the income statement. The ineffective part of any change in fair value is recognised in the income statement immediately.

        All other derivative instruments are measured at fair value at each reporting date with the resulting change in fair value immediately recognised in the income statement.

        Further information on the Group's financial instruments is included in Note 25.

Employee benefits

Pension plans

        The Group operates defined benefit and defined contribution pension plans for all of its employees. Contributions to defined contribution pension plans are expensed as incurred. Any amounts due but not paid are stated in the balance sheet as a liability.

        Defined benefit plan pension expenses are calculated and recognised in the income statement, in accordance with SFAS 87—Employers' Accounting for Pensions. The projected unit credit method is used to determine the accrued benefit obligations based on completed service and to value the plans' assets at fair value.

        Independent actuarial valuations are prepared annually using a market-related discount rate and an individual best-estimate approach for the other assumptions that are pertinent to valuing the accrued obligations. The actuarial gains and losses, that emerge when individual plans' performance differs from the assumptions made, are accumulated and amortised if they exceed 10% of the greater of the projected benefit obligation or the market-related value of plan assets of the associated plan at the beginning of the year. Prior service costs or credits that arise from plan amendments are amortised by assigning an equal amount to each future period of service of each employee active at the date of the amendment who is expected to receive benefits under the plan. Where all or almost all of the plans' participants are inactive, the costs of retroactive plan amendments affecting benefits of inactive participants are amortised based on the remaining life expectancy of those participants.

        The amount recorded in the balance sheet is the accumulated difference between the pension expense and the contributions paid in respect of that plan. The balance sheet provision or prepayment will differ from the funded status of the plan to the extent that there are unamortized actuarial gains or losses or unamortised prior service costs or credits.

Post-retirement healthcare

        Post-retirement healthcare expenses are calculated and recognised in the income statement in accordance with SFAS 106—Employers' Accounting for Post-retirement Benefits Other Than Pensions. The projected unit credit method is used to determine the accrued benefit obligations based on completed service. The post-retirement healthcare plans are unfunded.

        Independent actuarial valuations are prepared annually using a market-related discount rate and an individual best-estimate approach for the other assumptions that are pertinent to valuing the accrued obligations. The actuarial gains and losses that emerge when the plans' experience differs from the assumptions made are recognised in the period in which they arise, as permitted by SFAS 106. Prior service costs or credits that arise from plan amendments are amortised by assigning an equal amount to each future period of service of each employee active at the date of the amendment who is expected to receive benefits under the plan.

        The amount stated in the balance sheet will differ from the Accumulated Projected Benefit Obligation (APBO) to the extent there are unamortised prior service costs or credits.

Equity and equity-related compensation benefits

        The Sasol Share Incentive Scheme allows certain Group employees the option to acquire shares in Sasol Limited over a prescribed period. The exercise price of these options equals the market price of the underlying shares on the trading day immediately preceding the granting of the option.

        The Group applies the intrinsic value-based method of accounting prescribed by the Accounting Principles Board (APB) Opinion 25—Accounting for Stock Issued to Employees, and related interpretations including FASB Interpretation 44, Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB Opinion 25, to account for its share option plans. Under this method, compensation expense is calculated as the excess of the market value of the share over the exercise price at the date on which are known both (1) the number of shares that an individual employee is entitled to receive and (2) the exercise price, and the expense so determined is recognised over the vesting period.

        As permitted under SFAS 148, Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of SFAS 123, the group has continued to apply the intrinsic-value method of accounting described above and has adopted the disclosure requirements of SFAS 148. SFAS 148 requires disclosure of the estimated fair value of employee stock options granted and pro forma financial information disclosure (Refer Note 21) assuming compensation expense was recorded using these fair values.

Treasury Shares

        When Sasol Limited's shares are repurchased the amount paid is recorded as a deduction from total shareholders' equity in the statement of changes in shareholders' equity.

Comparatives

        Comparative figures have been reclassified to conform to changes in presentation in the current year.

Use of Estimates

        We have prepared the financial statements in conformity with accounting principles generally accepted in the United States of America. Preparation of these financial statements require Group management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of turnover and expenses during the reporting period. Actual results could differ from those estimates.

Segmental reporting

        The Group's primary reporting segments are:

  •
  Sasol Mining

  •
  Sasol Synfuels

  •
  Sasol Oil and Gas

  •
  Sasol Olefins and Surfactants

  •
  Sasol Polymers

  •
  Sasol Solvents

  •
  Sasol Wax

  •
  Sasol Nitro

  •
  Classified as "Other" in the segment report:

  —
  Sasol Technology

  —
  Sasol Petroleum International

  —
  Sasol Synfuels International

  —
  Sasol Financing

  —
  Sasol Infrachem

  —
  Sasol Merisol

  —
  and the Group's corporate head offices

        Segmental analysis is reported on a reporting segment basis using a management approach. This approach is based on the way management organises segments within the Group for making operating decisions and assessing performance. Additional geographical disclosure is provided. Segment results have been reported for the years presented and are described in Note 3.

Convenience translation to United States dollars

        The functional currency of Sasol Limited and reporting currency of the Group is Rand. This currency reflects the economic substance of the underlying events and circumstances of the group. Solely for the convenience of the reader, US dollar information has been presented on an unaudited basis for the 2003 Consolidated Income Statement, Consolidated Balance Sheet, Consolidated Statement of Changes in Shareholders' Equity, Consolidated Statement of Cash Flows, and Consolidated Statement of Comprehensive Income. The convenience translation should not be construed as a representation that the rand amounts have been, could have been, or could in the future be, converted into US dollars at the noon buying rate for custom purposes as reported by the Federal Reserve Bank of New York at year end.

Recent Accounting Pronouncements

        The following recent accounting pronouncements applicable to the Group have been issued by the Financial Accounting Standards Board (FASB)

Pronouncement	Description	Date
SFAS 143	Accounting for Asset Retirement Obligations	July 2001
SFAS 145	Rescission of SFAS 4, 44, 64 and amendment to SFAS 13 and 64	April 2002
SFAS 146	Accounting for Costs Associated with Exit or Disposal Activities	June 2002
EITF Topic 02-03	Issues involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities	October 2002
FIN 45	Guarantor's Accounting and Disclosure requirements for Guarantees, Including Indirect Guarantees of the Indebtness of Others	November 2002
EITF Topic 00-21	Revenue Arrangements with Multiple Deliverables	November 2002
SFAS 148	Accounting for Stock-Based Compensation—Transition and Disclosures.	December 2002
FIN 46	Consolidation of Variable Interest Entities	January 2003
EITF Topic 02-16	Accounting by a Customer (including a Reseller) for certain Consideration Received from a Vendor	January 2003
SFAS 149	Amendment of Statement 133 on Derivative Instruments and Hedging Activities	April 2003
SFAS 150	Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity	May 2003

Accounting for Asset Retirement Obligations

        SFAS 143 provides authoritative guidance for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The statement requires that the fair value of a liability for an asset retirement obligation be recognised in the period in which it is incurred, if estimable, concurrent with the recognition of a corresponding increase in the related asset's carrying value. The increase in the related asset's carrying value is amortised to income over its estimated useful life. The discount associated with the liability is accreted as a charge to income over the related asset's useful life. The Group recognised the cumulative effect of adoption of this standard as a change in accounting principle, equal to the difference between the retirement obligation accrued prior to adoption and the retirement obligation subsequent to adoption, as of 1 July 2002, net of the amounts capitalised to Property, plant and equipment.

        During the previous financial year, the provision was calculated on an undiscounted basis. On adoption of SFAS 143, the provision was discounted using a credit adjusted discount rate, which resulted in a decrease in the Group's asset retirement obligations.

Rescission of SFAS 4, 44, 64 and amendment to SFAS 13 and 64

        In April 2002, the FASB issued SFAS 145—Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections. SFAS 145 provides for the rescission of several previously issued accounting standards, new accounting guidance for the accounting for certain lease modifications and various technical corrections to exiting pronouncements. The Group adopted this statement as of 1 July 2002 and in respect of amendments to SFAS 13 for transactions taking place after 15 May 2002.

        These provisions had no material impact on the Group's consolidated financial statements at and for the year then ended. The provisions of SFAS did not have a material impact on the Group's financial results for the year ended 30 June 2003.

Accounting for Costs Associated with Exit or Disposal Activities

        SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and replaces Emerging Issues Task Force (EITF) Issue 94-3—Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs incurred in a Restructuring). This standard requires companies to recognise costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS 146 is effective for exit or disposal activities that are initiated after 31 December 2002, however early application is encouraged.

        The Group adopted this statement on 1 January 2003.

Recognition and Reporting of Gains and losses on Trading contracts

        In October 2002, the EITF reached a final consensus on EITF 02-03, Issues Related to Accounting for Contracts Involved in Energy Trading and Risk Management Activities, EITF 02-03 rescinds EITF 98-10, and requires that all energy trading contracts held for trading purposes be presented on a net margin basis in the income statement. The rescission of EITF 98-10 requires that energy trading contracts that do not meet the accounting definition of derivatives under SFAS 133, no longer be marked-to-market and recognised in earnings. As a result, all contracts which were marked to market under EITF 98-10 should now be accounted for under the accrual method and written back to cost with any difference included as a cumulative effect adjustment in the period of adoption.

        The Group adopted EITF 02-03 for the year ended 30 June 2003 for all new contracts entered into, after 25 October 2002. The remaining provisions relating to existing contracts will be adopted 1 July 2003.

        The adoption of EITF 02-03 did not have a material impact on the Group's financial position or results of operations.

Guarantor's Accounting and Disclosure requirements for Guarantees, Including Indirect Guarantees of the Indebtness of others.

        In November 2002, The FASB issued interpretation No 45 (FIN 45), Guarantor's accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of the Indebtness of Others, which clarifies the requirements of SFAS 5, Accounting for Contingencies, relating to a guarantor's accounting for and disclosures of certain guarantees issued. FIN 45 requires enhanced disclosures for certain guarantees. It also requires certain guarantees issued or modified after 31 December 2002, including certain third-party guarantees to be recorded at inception as a liability on the balance sheet at fair value. For guarantees issued on or before 31 December 2002, liabilities are recorded when and if payments become probable and estimable.

        The Group adopted FIN 45 effective 1 January 2003 for guarantees issued or amended after 31 December 2002; however the Group did not issue or amend any external guarantees in the period through 30 June 2003. The Group cannot reasonably estimate the future impact of adopting FIN 45 until guarantees are issued or modified in future periods, at which time a corresponding liability will be initially reported in the financial statements. The Group adopted the disclosure requirements of FIN 45 for the year ended 30 June 2003.

Revenue Arrangements with Multiple Deliverables

        In May 2003, The EITF reached a final consensus on Issue 00-21, Revenue Arrangements with Multiple Deliverables (EITF 00-21). EITF 00-21 addresses how to account for arrangements that may involve the delivery or performance of multiple products, services, and/or rights to use assets. The consensus mandates how to identify whether goods or services or both that are to be delivered in a bundled sales arrangement should be accounted for separately because they are "separate units of accounting." The guidance can affect the timing of revenue recognition for such arrangements, even though it does not change rules governing the timing or pattern of revenue recognition of individual items accounted for separately. The final consensus is applicable to agreements entered into in fiscal years beginning after 15 June 2003 with early adoption permitted. Alternatively, companies will be permitted to apply the consensus guidance to all existing arrangements as the cumulative effect of a change in accounting principle in accordance with APB Opinion No. 20, Accounting Changes.

        The Group will adopt EITF 00-21 as of 1 July 2003.

        The Group does not expect the adoption of EITF 00-21 will have a material impact on the consolidated financial position, cash flows or results of operations.

Accounting for Stock-Based Compensation

        SFAS 148, Accounting for Stock-Based Compensation- Transition and Disclosure was issued in December 2002 and is effective for financial years ending after 15 December 2002. This statement amends SFAS 123, Accounting for Stock-Based Compensation, to provide for alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of that statement to require prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation. The Group currently accounts for stock-based employee compensation plans under the recognition and measurement principles of the APB Opinion No.25, Accounting for Stock Issued to Employees. Under this method, compensation expense is measured as the excess of the market value of the share over the exercise price at the date on which are known both (1) the number of shares that an individual employee is entitled to receive (2) the exercise price, and is recorded over the vesting period.

        As allowed by SFAS 148, the Group has elected to continue to apply the intrinsic value-based method of accounting described above, and has adopted the disclosure requirements of SFAS 148 for its financial year ended 30 June 2003. The Group has not yet determined if it will adopt the fair value recognition provisions of SFAS 148.

        In accordance with APB Opinion 25 and related interpretations, compensation income recognised for the Group's share incentive plans amounted to approximately R7 million (compensation cost in 2002—R48 million, compensation cost in 2001—R18 million). Had compensation cost been based upon the fair value at the date of grant for all options granted, the compensation cost would have been R144 million (2002—R114 million, 2001—R74 million).

        Had compensation cost been based upon the fair value at the date of grant for all options granted, the impact on net income and earnings per share for the years ended 30 June 2003, 30 June 2002 and 25 June 2001 would have been as follows on a pro-forma basis:

	Years ended:
	30 June 2003	30 June 2002	25 June 2001

	(Rand in millions)
Net income
As reported	7,344	9,434	6,952
Pro Forma	7,193	9,368	6,896
Pro forma earnings per share (cents)
Basic	1,181	1,529	1,099
Diluted	1,161	1,499	1,086

        Had compensation cost been based upon the fair value at the date of grant for all options granted subsequent to 26 June 1995, the compensation cost would have been R143 million (2002—R113 million, 2001—R73 million).

        Had compensation cost been based upon the fair value at the date of grant for all options granted subsequent to 26 June 1995, the impact on net income and earnings per share for the years ended 30 June 2003, 30 June 2002 and 25 June 2001 would have been as follows on a pro-forma basis:

	Years ended:
	30 June 2003	30 June 2002	25 June 2001

	(Rand in millions)
Net income
As reported	7,344	9,434	6,952
Pro Forma	7,194	9,369	6,897
Pro forma earnings per share (cents)
Basic	1,181	1,530	1,099
Diluted	1,161	1,499	1,087

Consolidation of Variable Interest Entities

        In January 2003, the FASB issued Interpretation No. 46 (FIN 46), Consolidation of Variable Interest Entities; an interpretation of ARB 51 which clarifies the application of the consolidation rules to certain variable interest entities. FIN 46 established a new multi-step model for the consolidation of variable interest entities when a Group has a controlling financial interest based either on voting interests or variable interests. Consolidation based on variable interests is required by the primary beneficiary if the equity investors lack essential characteristics of a controlling financial interest or if the equity investment at risk is not sufficient for the entity to finance its activities without additional subordinated financial support from other parties. The primary beneficiary of a variable interest entity is the party that absorbs a majority of the entity's expected losses, receives a majority of its expected residual returns, or both, as a result of holding variable interests. FIN 46 also provides disclosure requirements related to investments in variable interest entities, whether or not those entities are consolidated. FIN 46 applies immediately to any entities created after 31 January 2003 and to variable interest entities in which the group obtains an interest after that date. For variable interest entities created prior to 1 February 2003, the consolidation requirements of FIN 46 will be effective for the Group as of 1 July 2003. The Group uses special purpose entities to administer its various insurance arrangements. These insurance companies (Captives) are a key component of the group's global risk management program as well as a form of self-insurance for property, liability and workers' compensation risks. The Group believes that the aggregate size and the Group's maximum exposure to loss as a result of its involvement with these entities are insignificant.

        These Captives have always been consolidated and as such FIN 46 did not have a material impact on the consolidated financial position and results of operations.

        The Group has a variable interest in a number of entities formed as part of the Group's initiative to promote the equity interest of historically disadvantaged groups in South Africa. All of these entities have been consolidated prior to the implementation of FIN 46.

Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor

        In January 2003, the EITF reached a consensus on Issue No. 02-16, Accounting by a Customer (including a Reseller) for Certain Consideration received from a Vendor. The task force concluded that cash consideration is presumed to be a reduction in the purchase price, and therefore should be reflected as a reduction in cost of sales when the related merchandise is sold. However, that presumption is overcome when the consideration is either a payment for assets or services delivered to the vendor, or a reimbursement of costs incurred by the customer to sell the vendor's products. The EITF concluded that this consensus should be applied to new arrangements, including modifications of existing arrangements, entered into after 31 December 2002. The EITF reached a consensus, that a rebate payable, pursuant to a binding arrangement, only if a customer completes a specified cumulative amount of purchases or remains a customer for a specified time period, should be recognised as a reduction of cost of sales over the period that the customer progresses towards the target, provided the amount is probable and reasonably estimable. This part of the EITF is applicable to arrangements entered into after 21 November 2002.

        The Group adopted EITF 02-16 as of 1 January 2003 and elected to apply its provisions prospectively.

        The adoption has not had a material impact on the consolidated financial position and results of operations for the year. The Group did not provide pro-forma disclosure for the preceding two years, because the adoption would not have had a material impact on either of these years.

Amendment of Statement 133 on Derivative Instruments and Hedging Activities

        In April 2003, the FASB issued SFAS 149, Amendment of SFAS 133 on Derivative instruments and Hedging Activities, to provide clarification on the meaning of an underlying, the characteristics of a derivative that contains financing components and the meaning of an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors. The statement will be applied prospectively and is effective for contracts entered into or modified after 30 June 2003. The statement will be applicable to existing contracts and new contracts that relate to forward purchases or sales of when-issued securities or other securities that do not yet exist.

        The Group will adopt SFAS 149 as of 1 July 2003.

        The Group does not expect that the adoption of SFAS 149 will have a material effect on the consolidated financial position and results of operations.

Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity

        In May 2003, the FASB issued SFAS 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. This statement establishes standards for how a Group classifies and measures certain financial instruments with characteristics of both liabilities and equity. This statement is effective for financial instruments entered into or modified after 31 May 2003, and otherwise is effective at the beginning of the first interim period beginning after 15 June 2003. The Statement will be implemented by reporting the cumulative effect of a change in accounting principle for financial instruments created before the issuance date of the statement and still existing at the beginning of the period of adoption

        The Group will adopt SFAS 150 on 1 July 2003

        The Group does not expect that the adoption of SFAS 150 will have a material effect on the consolidated financial position and results of operations.

3.    Segmental Analysis

Reporting Segments

        The Group has eight main reportable segments that comprise the structure used by senior management to make key operating decisions and assess performance. These are Sasol Mining, Sasol Synfuels, Sasol Oil and Gas, Sasol Olefins and Surfactants, Sasol Polymers, Sasol Solvents, Sasol Wax and Sasol Nitro.

        The Group's reportable segments are operating segments that are differentiated by the activities that each undertakes and the products they manufacture and market. They are managed separately because each business utilises different technology, manufacturing and marketing strategies.

        The Group evaluates the performance of its reportable segments based on operating profit. The Group accounts for intersegment sales and transfers as if the sales and transfers were entered into under the same terms and conditions as would have been entered into in a market related transaction.

        The amount of each segment item reported is the measure reported to the Chief Operating Decision Maker for purposes of making decisions about allocating resources to the segment and assessing its performance. The measurements of reportable segments' profitability and assets are reconciled to the amounts reported in the Group's consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America.

        During the year ended 30 June 2003, we completed the process of integrating Sasol Chemie (acquired business) into the respective business units of Sasol Olefins and Surfactants and Sasol Solvents. In connection with this change in internal organizational and management structure, we also revised the presentation format of our financial reporting to the Chief Operating Decision Maker to separately report the businesses of Sasol Nitro, Sasol Polymers and Sasol Wax, which were previously included within the Sasol Chemical industries segment. The new reporting format is the basis in which we present our financial results by reporting segment. Prior year segment information has been restated to conform with this presentation.

        In addition, Sasol CarboTar was previously reported in Other Group Companies. During the current year, Sasol CarboTar has been reported as part of the Sasol Oil and Gas reporting segments. Prior year segment information has been restated to conform with this presentation.

        The financial information presented to our Chief Operating Decision Maker, including the financial information for the Group's reportable segments, is presented in accordance with International Financial Reporting Standards (IFRS). Since the IFRS financial information is the basis on which segmental financial decisions are based, resources are allocated and performance is assessed, this is the accounting basis for segment reporting that is required to be disclosed. The IFRS segment reporting information is reconciled to the amounts reported in the Group's consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America for all years presented.

        The reportable segments' profitability and assets, prepared in accordance with IFRS, have been restated for the years ended 30 June 2002 and 2001 to reflect changes in accounting policies relating to revenue recognition and the capitalisation of borrowing costs, as follows:

  •
  Sasol Olefins and Surfactants and Sasol Solvents purchase raw materials in terms of contractual arrangements under which chemicals are extracted from the raw materials and the remaining product sold back to the supplier. These transactions were previously recorded in the IFRS financial statements on a gross basis and have now been restated to record them on a net basis. The effect of this restatement resulted in turnover for management reporting purposes decreasing by R1,988 million from R61,578 million to R59,590 million and R521 million from R41,289 million to R40,768 million for the years 30 June 2002 and 25 June 2001, respectively.

  •
  The Group changed its accounting policy under IFRS from the benchmark treatment prescribed in IAS 23 to the allowed alternative treatment. The benchmark treatment prescribed by IAS 23 is to recognise borrowing costs in the income statement as incurred. The allowed alternative treatment permits the capitalisation of borrowing costs against certain qualifying assets. The effect of this restatement resulted in operating profit for management reporting purposes decreasing by R112 million from R14,895 million to R14,783 million and R154 million from R10,773 million to R10,619 million for the years 30 June 2002 and 25 June 2001, respectively.

Sasol Mining

        Sasol Mining's activities include the mining and supplying of coal to other segments including Sasol Synfuels, other group companies and to third parties.

        Turnover is recognised upon delivery of the coal to the customer, which in accordance with the related contract terms is the point at which the risks and rewards of ownership passes to the customer. Shipping and handling costs are included in turnover when billed to customers in conjunction with the sale of a product. The related costs of sales are recognised in the same period as the supply of the coal and include any shipping and handling costs incurred. All intersegment sales are conducted at market related prices.

Sasol Synfuels

        Sasol Synfuels' activities include the production of synthesis gas from coal, supplied by Sasol Mining, using in-house technology to convert this into a wide range of liquid fuels and petrochemicals. Sasol Synfuels also provides chemical feedstock to, amongst others, Sasol Olefins and Surfactants, Sasol Polymers, Sasol Solvents, Sasol Wax and Sasol Nitro.

        The sale of finished goods is managed through marketing companies within the Group who are responsible for selling the total production of that particular product to third parties. Turnover from these sales are recorded by Sasol Synfuels and a management fee is paid to those marketing companies. Turnover (including intersegment turnover) is recognised when the risks and rewards of ownership pass to the customer which is when the goods have passed over the appropriate weigh bridge or flow meter.

Sasol Oil and Gas

        Sasol Oil and Gas is responsible for the Group's crude oil refining activities and for marketing all liquid fuels and gas manufactured in the Group.

        Turnover derived from the supply of fuel oil and gas is recognised upon delivery of the product to the customer, which in accordance with the related contract terms is when ownership passes to the customer. Turnover derived from the supply of gas is measured based on the reading of Sasol's outlet flange on the customer's premises. Turnover from the supply of fuel oil is based on measurement through a flow-meter into the customers' tanks.

        Shipping and handling costs are included in turnover when billed to customers in conjunction with the sale of a product. The related costs of sales are recognised in the same period as the turnover.

        Sasol Oil provides marketing services to Sasol Synfuels in exchange for a fixed monthly management fee determined on the basis of the services provided. Turnover on the marketing fee is recognised on a monthly basis as services are being performed.

Sasol Olefins and Surfactants

        Sasol Olefins and Surfactants manufactures and markets globally a diverse range of surfactants, surfactant intermediates, alcohols, monomers and inorganic speciality chemicals.

Sasol Polymers

        Sasol Polymers focuses on the production of monomers, polypropylene, polyethylene, vinyls and other chemical products through its respective businesses.

Sasol Solvents

        Sasol Solvents primarily manufactures and markets globally a range of oxygenated solvents to various industries.

Sasol Wax

        Sasol Wax produces and markets wax and wax related products to commodity and speciality wax markets globally and also manufactures crude-oil derived paraffin waxes as well as synthetic waxes.

Sasol Nitro

        Sasol Nitro focuses on supplying ammonia and its derivatives, such as fertilisers and explosives, to the South African Market.

        In respect of the above chemical industry segments (Sasol Olefins and Surfactants, Sasol Polymers, Sasol Solvents, Sasol Wax and Sasol Nitro), revenue is recognised on the following basis:

        Revenue recognition is determined in accordance with the contractual agreements entered into with customers. A brief summary of these terms is as follows:

Delivery terms	Risks and rewards of ownership pass to the customer

Ex- Tank sales	when products are loaded into the customer's vehicle or unloaded from the seller's storage tanks
Carriage Paid To (CPT)	on delivery of products to a specified location (main carriage is paid for by the seller)
Free on Board (FOB)	when products are loaded into the transport vehicle—customer is responsible for shipping and handling costs
Cost Insurance Freight (CIF) and Cost Freight Railage (CFR)	when products are loaded into the transport vehicle—seller is responsible for shipping and handling costs which are included in the selling price
Proof of Delivery (POD)	when products are delivered to and signed for by the customer
Consignment Sales	as and when products are consumed by the customer

        Turnover derived from the supply of chemical products is recognised upon delivery of the product to the customers, which, in accordance with the related contract terms, is the point at which the risks and rewards of ownership pass to the customer. The related cost of sales is recognised in the same period as turnover.

Other group companies

        Other group companies include the Group's treasury, gas-to-liquids technology, upstream exploration and production activities, research and development activities, synthesis gas, manufacturing of phenolics and cresylics and central administration activities.

        The results of the reporting segments were as follows:

		Year ended 30 June 2003		Year ended 30 June 2002		Year ended 25 June 2001
	Note	Turnover (External)	Operating profit	Turnover (External)	Operating profit	Turnover (External)	Operating profit

		(Rand in millions)		(Rand in millions)		(Rand in millions)
				Restated		Restated
Sasol Mining		1,013	1,273	1,239	1,327	784	518
Sasol Synfuels		13,643	8,053	12,620	8,012	12,257	7,756
Sasol Oil and Gas		8,507	1,308	6,414	1,956	7,339	1,450
Sasol Olefins and Surfactants		19,543	(5)	19,129	1,201	6,134	531
Sasol Polymers		6,245	884	5,580	912	4,866	853
Sasol Solvents		5,950	436	5,666	786	2,955	374
Sasol Wax		4,663	149	3,840	175	2,211	106
Sasol Nitro		3,810	253	3,984	442	3,351	257
Other Group Companies		1,181	(440)	1,118	(28)	871	(1,226)

Total Segments		64,555	11,911	59,590	14,783	40,768	10,619
Reconciliation of segment information to consolidated financial statements
Adjustments:
Post-retirement healthcare	1	—	(280)	—	(145)	—	(179)
Research and development expensed	2	—	(74)	—	(21)	—	(127)
Derivative Instruments	3	—	(251)	—	(190)	—	4
Foreign currency translation	4	—	(473)	—	311	—	60
Impairment	5	—	—	—	(47)	—	117
Provision for guarantee payable	5	—	205	—	(205)	—	—
Asset retirement obligations	6	—	(149)	—	—	—	—
Equity accounting and Reversal of proportionate consolidation	7	(1,539)	58	(2,288)	(145)	(3,371)	(239)
Entities not consolidated	8	650	146	429	43	—	—
Business combinations	9	—	—	(2,131)	(108)	—	—
Other		103	(82)	67	(52)	239	(25)

As reported in consolidated income statements		63,769	11,011	55,667	14,224	37,636	10,230

        The assets of the reporting segments were as follows:

	Notes	2003 Total assets	2002 Total assets	2001 Total assets

		(Rand in millions)
			Restated	Restated
Sasol Mining		3,945	3,839	3,772
Sasol Synfuels		10,057	8,695	7,053
Sasol Oil and Gas		9,909	5,578	4,104
Sasol Olefins and Surfactants		18,630	23,099	17,015
Sasol Polymers		6,537	7,114	4,129
Sasol Solvents		6,232	4,892	3,149
Sasol Wax		3,381	3,834	1,881
Sasol Nitro		2,642	3,234	3,011
Other Group Companies		8,092	5,360	7,275

Total Segments		69,425	65,645	51,389
Reconciliation of segment information to consolidated financial statements
Adjustments:
Research and development expensed	2	(114)	(253)	(224)
Derivatives	3	(209)	57	10
Impairment	5	106	111	118
Reversal of proportionate consolidation	7	(1,532)	(1,455)	(1,045)
Entities not consolidated	8	436	638	532
Business combinations	9	(490)	(3,173)	23
Capital leases	10	138	367	19
Deferred tax asset classification	11	356	329	183
Pension asset	12	(451)	468	472
Other		240	(241)	(319)

As reported in consolidated balance sheets		67,905	62,493	51,158

Notes on the reconciliation of segment information to the consolidated financial statements

1.     Post-retirement healthcare

        For the years ended 30 June 2003, 30 June 2002 and 25 June 2001, for management reporting purposes the actuarial valuations only took into consideration the employer's share of contributions. US GAAP required that the actuarial valuation include both employer's share of direct contributions and the amount calculated as the required subsidisation of benefits paid to retirees by those employees still working for the Group. For management reporting purposes the Group recognises the proportion of actuarial gains/(losses) as income or expense if the net cumulative unrecognised actuarial gains and losses at the end of the previous reporting period exceed the greater of

  •
  10% of the present value of the defined benefit obligation at that date; and

  •
  10% of the fair value of any plan assets at that date (the 10% corridor rule), whereas the Groups' accounting policy requires the immediate recognition on net actuarial gains/ (losses).

2.     Research and development costs expensed

        For the years ended 30 June 2003, 30 June 2002 and 25 June 2001, for management reporting purposes, research costs are expensed while certain development costs on capital projects are capitalised. US GAAP requires that these development costs be expensed as incurred.

3.     Derivatives

        For the year ended 30 June 2003, all new derivative contracts entered into subsequent to 30 June 2002 met the criteria for hedge accounting under both US GAAP and for management reporting purposes. All contracts entered into prior to 30 June 2002 (open forward exchange contracts) which still existed at 30 June 2003 did not meet the hedge accounting criteria under US GAAP and as such hedge accounting was not applied. For the years ended 30 June 2002 and 25 June 2001, for management reporting purposes, hedge accounting was applied to derivative instruments relating to capital projects and long-term loans. Under US GAAP, the hedge accounting criteria for the derivative instruments in respect of capital projects was not met and thus this hedge accounting was reversed.

4.     Foreign currency translation

        For the year ended 30 June 2003, 30 June 2002 and 25 June 2001 certain entities were accounted for differently for management reporting purposes and under US GAAP. As a result the translation gains and losses arising on translation of monetary assets and liabilities of these entities were recognised in the income statement.

5.     Impairment

        For the years ended 30 June 2003, 30 June 2002 and 25 June 2001, the cumulative effect of certain impairments recognised of property, plant and equipment for management reporting purposes is reversed under US GAAP. For management reporting purposes, property, plant and equipment is considered to be impaired when its carrying value exceeds the discounted estimated future cash flows, whereas under US GAAP an impairment review is required to be performed on an undiscounted basis. As a result of a post balance sheet event, in terms of US GAAP, for the year ended 30 June 2002, the Group reassessed its impairment of its investment in Sasol DHB, recognising a further impairment of R47 million and an additional R205 million related to the repayment of a loan from a third party to Sasol DHB, whereas this was only recognised for management reporting purposes during the year ended 30 June 2003.

6.     Asset retirement obligations

        For the year ended 30 June 2003, the Group adopted SFAS 143 for recording its asset retirement obligations. For management reporting purposes asset retirement obligations are discounted at a risk free discount rate which is reassessed annually, whereas under US GAAP, an initial credit adjusted rate is used, which is not continuously updated. For further information relating to the cumulative effect of the change in accounting principle due to the change in discount rates refer to Note 7 in the financial statements.

7.     Reversal of proportionate consolidation

        For the years ended 30 June 2003, 30 June 2002 and 25 June 2001, proportionate consolidation is applied with respect to joint ventures for management reporting purposes. Under US GAAP, the equity method of accounting is applied. Adjustments to the total assets in respect of equity accounting are included in other.

8.     Entities previously not consolidated

        For the year ended 30 June 2003 and 30 June 2002, for management reporting purposes, Naledi Petroleum Holdings is equity accounted whereas under US GAAP, it is consolidated as a subsidiary. For the years ended 30 June 2002 and 25 June 2001, for management reporting purposes certain entities were not considered to be significant and were thus not consolidated. If these entities had been consolidated for management reporting purposes, the effect would not be material to turnover, operating profit and total assets. In terms of US GAAP, these entities were consolidated.

9.     Business combinations

        For the year ended 30 June 2003, there are no significant differences between the segment result and that recorded under US GAAP. For both US GAAP and management reporting purposes Schümann Sasol (Sasol Wax) has been consolidated for the full year ended 30 June 2003. Sasol Wax is 100% controlled under US GAAP as from 1 July 2002. For the years ended 30 June 2002 and 25 June 2001, the principal difference between the segment result and that recorded under US GAAP is that, for management reporting purposes Schümann Sasol was consolidated from 1 January 2002 but equity accounted under US GAAP for the year ended 30 June 2002. Other smaller adjustments relating to business combinations were also recognised. For the years ended 30 June 2003, 30 June 2002 and 25 June 2001, the timing of recording of certain fair value adjustments differs under US GAAP to those recorded for management reporting purposes.

10.   Capital leases

        Certain leases classified as operating leases for management reporting purposes were classified as capital leases under US GAAP as they met the requirements for capitalisation.

11.   Deferred tax asset classification

        For the years ended 30 June 2002 and 30 June 2001, for management reporting purposes, total segment assets excluded deferred tax assets. For US GAAP, the current and non-current deferred tax amounts have been shown separately by jurisdiction as either net assets or net liabilities. In addition, other reconciling difference arise as a result of the tax impact of certain other differences between amounts reported for management reporting purposes and those under US GAAP.

12.   Pension asset

        For the years ended 30 June 2003, 30 June 2002 and 25 June 2001, for management reporting purposes, the unamortized prior service cost is recognised in the income statement in the year that the obligation arose. Under US GAAP, the unamortised prior service cost is recognised over the expected remaining working life of participants, or where almost all of the plans' participants are inactive, the unamortized prior service cost is recognised over the remaining life expectancy of those participants.

        Additional segment information used for management reporting purposes was as follows:

2003	Sasol Mining	Sasol Synfuels	Sasol Oil and Gas	Sasol Oil Olefins and Surfactants	Sasol Polymers	Sasol Solvents	Sasol Wax	Sasol Nitro	Other Group Companies	Total Segments

	(Rand in millions)
Turnover:
—External	1,013	13,643	8,507	19,543	6,245	5,950	4,663	3,810	1,181	64,555
—Intersegment	4,003	4,309	473	290	116	622	110	117	2,679	12,719

Total	5,016	17,952	8,980	19,833	6,361	6,572	4,773	3,927	3,860	77,274

Elimination of intra-segment turnover										(12,719)

Total Segment turnover										64,555

Operating profit	1,273	8,053	1,308	(5)	884	436	149	253	(440)	11,911
Additions to PPE	523	1,686	3,180	740	553	1,376	120	135	1,959	10,272
Capital commitments	512	1,412	4,064	1,409	1,969	1,064	36	57	7,549	18,072
Depreciation and Amortisation	473	988	290	1,474	445	157	213	159	324	4,523

        Additional segment information used for management reporting purposes was as follows (continued):

Restated* 2002	Sasol Mining	Sasol Synfuels	Sasol Oil and Gas	Sasol Olefins and Surfactants	Sasol Polymers	Sasol Solvents	Sasol Wax	Sasol Nitro	Other Group Companies	Total Segments

	(Rand in millions)
Turnover:
—External	1,239	12,620	6,414	19,129	5,580	5,666	3,840	3,984	1,118	59,590
—Intersegment	3,651	3,959	372	254	115	139	53	138	2,415	11,096

Total	4,890	16,579	6,786	19,383	5,695	5,805	3,893	4,122	3,533	70,686

Elimination of intra-segment turnover										(11,096)

Total Segment turnover										59,590

Operating profit	1,327	8,012	1,956	1,201	912	786	175	442	(28)	14,783
Additions to PPE	451	1,131	1,403	2,139	420	958	88	103	1,252	7,945
Capital commitments	427	1,869	6,962	759	128	1,642	9	64	12,202	24,062
Depreciation and Amortisation	537	750	204	1,479	397	126	210	147	216	4,066

*
For further information on the restatement refer to page F-25.

        Additional segment information used for management reporting purposes was as follows (continued):

Restated * 2001	Sasol Mining	Sasol Synfuels	Sasol Oil and Gas	Sasol Olefins and Surfactants	Sasol Polymers	Sasol Solvents	Sasol Wax	Sasol Nitro	Other Group Companies	Total Segments

	(Rand in millions)
Turnover:
—External	784	12,257	7,339	6,134	4,866	2,955	2,211	3,351	871	40,768
—Intersegment	2,988	3,639	364	74	79	188	52	104	2,135	9,623

Total	3,772	15,896	7,703	6,208	4,945	3,143	2,263	3,455	3,006	50,391

Elimination of intra-segment turnover										(9,623)

Total Segment turnover										40,768

Operating profit	518	7,756	1,450	531	853	374	106	257	(1,226)	10,619
Additions to PPE	512	833	386	759	411	457	31	126	291	3,806
Capital commitments	234	1,119	879	2,370	684	990	38	33	1,202	7,549
Depreciation and Amortisation	359	673	185	391	247	75	89	115	401	2,535

*
For further information on the restatement refer to page F-25.

Geographic information

        In terms of geographic analysis, income statement items and trade receivables are reported by location of customer and other assets by the location of the operating activities. The principal geographic markets and operating activities are in Europe, North America and South Africa. Within the principal geographic market of Europe, the majority of assets are located in and turnover and operating profit mainly derived from Germany, Italy and the Netherlands. Within the principal geographic market of North America, the substantial majority of assets are located in and external turnover and operating profit are derived from the United States of America.

2003	Turnover (External)	Operating Profit/(Loss)	Total Assets	Additions to PPE	Capital Commitments

	(Rand in millions)
Germany	5,078	(404)	5,717	319	221
Italy	2,722	(94)	3,795	284	236
Netherlands	1,615	222	959	61	60
Rest of Europe	7,734	1,057	2,115	15	5

Europe	17,149	781	12,586	679	522
Qatar	87	130	645	559	3,780
Rest of Middle East and India	1,989	94	717	227	1,295

Middle East and India	2,076	224	1,362	786	5,075
Far East	1,634	229	611	2	—
United States of America	8,186	(221)	7,064	204	192
Rest of North America	623	(8)	128	—	—

North America	8,809	(229)	7,192	204	192
South America	697	7	149	—	—
Southeast Asia and Australasia	1,095	(12)	1,769	27	36
Mozambique	40	(181)	3,149	1,953	1,461
Nigeria	131	23	753	59	3,654
Rest of Africa	1,788	173	487	3	20

Rest of Africa	1,959	15	4,389	2,015	5,135
Republic of South Africa	31,136	10,896	41,367	6,559	7,112

Total segments	64,555	11,911	69,425	10,272	18,072

2002 Restated *	Turnover (External)	Operating Profit/(Loss)	Total Assets	Additions to PPE	Capital Commitments

	(Rand in millions)
Germany	4,948	597	6,833	388	305
Italy	2,607	152	5,187	362	345
Netherlands	1,760	443	1,281	76	64
Rest of Europe	7,075	299	2,121	18	7

Europe	16,390	1,491	15,422	844	721
Qatar	8	1	249	224	4,299
Rest of Middle East and India	1,417	181	459	—	—

Middle East and India	1,425	182	708	224	4,299
Far East	1,783	328	282	—	—
United States of America	8,891	423	10,389	728	142
Rest of North America	623	105	190	—	—

North America	9,514	528	10,579	728	142
South America	675	63	169	—	—
Southeast Asia and Australasia	989	64	2,033	187	66
Mozambique	24	(88)	912	20	4,178
Nigeria	325	20	610	539	5,921
Rest of Africa	1,730	80	428	4	—

Rest of Africa	2,079	12	1,950	563	10,099
Republic of South Africa	26,735	12,115	34,502	5,399	8,735

Total Segments	59,590	14,783	65,645	7,945	24,062

*
For further information on the restatement refer to page F-25.

2001 Restated*	Turnover (External)	Operating Profit/(Loss)	Total assets	Additions to PPE	Capital commitments

	(Rand in millions)
Germany	1,563	(55)	4,293	66	997
Italy	733	3	3,420	106	339
Netherlands	865	162	834	24	—
Rest of Europe	2,994	342	3,051	—	—

Europe	6,155	452	11,598	196	1,336
Qatar	6	1	23	7	214
Rest of Middle East and India	803	142	367	—	—

Middle East and India	809	143	390	7	214
Far East	1,142	184	412	—	—
United States of America	3,639	219	8,373	222	405
Rest of North America	407	23	51	—	—

North America	4,046	242	8,424	222	405
South America	522	21	165	—	—
Southeast Asia and Australasia	505	67	1,132	230	465
Mozambique	20	(16)	804	1	12
Nigeria	118	1	68	47	731
Rest of Africa	1,607	(135)	355	1	—

Rest of Africa	1,745	(150)	1,227	49	743
Republic of South Africa	25,844	9,660	28,041	3,102	4,386

Total Segments	40,768	10,619	51,389	3,806	7,549

*
For further information on the restatement refer to page F-25.

4.    Acquisitions

2003 Acquisitions

Schümann Sasol International Aktiengesellschaft

        With effect from 1 July 2002, the Group acquired the remaining 33.3% of Schümann Sasol International Aktiengesellschaft, which was renamed Sasol Wax for approximately R521 million. Sasol Wax operates wax manufacturing, blending and marketing operations in Germany, the Netherlands, the USA, South Africa and China.

	Book value at acquisition	Fair value Adjustments	Total Fair value	% acquired 33.33%

	(Rand in millions)
Cash and cash equivalents	157	—	157	52
Accounts receivable, net of allowance for doubtful accounts	5	—	5	2
Inventories	737	67	804	268
Other receivables	788	(2)	786	262

Current Assets	1,687	65	1,752	584
Property, plant and equipment less accumulated depreciation	1,303	558	1,861	620
Goodwill in underlying subsidiaries	177	(177)	—	—
Investments	98	120	218	73
Long-term receivables	182	—	182	61
Intangibles assets	3	—	3	1

Non-current assets	1,763	501	2,264	755

Total Assets acquired	3,450	566	4,016	1,339
Current liabilities	1,195	136	1,331	443
Deferred tax	57	285	342	114
Long-term debt	231	—	231	77
Long term obligations	631	—	631	210

Total liabilities assumed	2,114	421	2,535	844

Net assets acquired	1,336	145	1,481	495

Minority interest				(33)
Goodwill on acquisition				59

Consideration paid				521

        The unaudited condensed proforma effect for the acquisition of Sasol Wax, had the acquisition occurred at the beginning of the years ended 30 June 2002 and 30 June 2001 are set out below.

	2002	2001

	(Rand in millions) (Unaudited)
Turnover as reported	55,667	37,636
Sasol Wax turnover	4,585	3,368

Proforma Turnover	60,252	41,004

Attributable earnings as reported	9,434	6,952
Sasol Wax attributable earnings	38	19

Proforma attributable earnings	9,472	6,971

Earnings per share as reported (cents)	1,540	1,108
Proforma earnings per share (cents)	1,546	1,111

        Other smaller acquisitions amounting to R155 million, net of cash acquired of R119 million, were also made and accounted for in accordance with the purchase method of accounting during the year ended 30 June 2003.

2002 Acquisitions

        There were no significant acquisitions during 2002.

2001 Acquisitions

        Effective 1 March 2001, the Group purchased all the chemical activities of RWE-DEA Aktiengesellschaft fur Mineraloel und Chemie, Hamburg ("RWE-DEA"). The acquired Group was renamed Sasol Chemie. The aggregate cash purchase price and assumed net debt was approximately R8,278 million. The acquired business is primarily engaged in the production and marketing of fatty alcohols, linear alkylbenzenes (LAB's), paraffins, aluminas, zeolites, surfactants and solvents. These chemical activities are primarily located in Germany, the United States of America, Italy and the Netherlands. The acquisition was accounted for in accordance with the purchase method of accounting and, accordingly, the consolidated income statement includes the results of the acquired business from the date of acquisition. The assets acquired and liabilities assumed by the Group were recorded at fair value at the date of acquisition.

	2001
Sasol Chemie	Book value at acquisition	Fair value adjustments	Fair value

	(Rand in millions)
Cash and cash equivalents	142	—	142
Accounts receivable, net of allowance for doubtful accounts	2,540	—	2,540
Inventories	2,822	308	3,130
Other receivables	980	64	1,044

Current assets	6,484	372	6,856
Property, Plant and Equipment less accumulated depreciation	5,365	1,941	7,306
Investments	34	16	50
Deferred tax	528	165	693
Long-term receivables	27	—	27
Intangible assets	136	137	273

Non-current assets	6,090	2,259	8,349

Total assets acquired	12,574	2,631	15,205
Current liabilities	(2,085)	(17)	(2,102)
Deferred tax	(1,093)	(950)	(2,043)
Long-term debt	(476)	—	(476)
Long term obligations	(1,968)	(338)	(2,306)

Total liabilities assumed	(5,622)	(1,305)	(6,927)

Net assets acquired	6,952	1,326	8,278

Minority interests			—
Goodwill			—

Consideration			8,278

        In addition to the amounts shown above, the Group paid further amounts of euro 51 million (R368 million) and euro 12 million (R87 million) in respect of investments in Condea Huntsman and Condea Nanjing respectively. These companies were included in the sale and purchase agreement with RWE-DEA but have been excluded from consolidation pending final approval of their sale by the company's financing authorities for Condea Huntsman and the Chinese government for Condea Nanjing. An amount of R438 million (2002—R640 million) representing amounts held in escrow are included in cash and cash equivalents.

        The unaudited condensed proforma combined historical financial information of the Group for the year ended 25 June 2001, as if Sasol Chemie had been acquired at 26 June 2000 is as follows:

Year ended June 30 25 June 2001

(Rand in millions) (Unaudited)
Turnover	49,120
Earnings attributable to shareholders	6,936
Earnings per share (cents)	1,106

        Other smaller acquisitions amounting to R102 million, including a bank overdraft assumed of R4 million, were also made and accounted for in accordance with the purchase method of accounting during the year ended 25 June 2001.

5.    Operating profit

        Operating profit is stated after taking into account:

		30 June 2003	30 June 2002	25 June 2001

		(Rand in millions)
Auditors remuneration		56	42	16
	—Audit fees	41	22	13
	—Other professional services and expenses	15	20	3
Depreciation of Property, plant and equipment (including capitalised leases)		4,165	3,784	2,332
	—Coal mining assets	407	461	332
	—Land and buildings	208	192	71
	—Property, plant and vehicles	3,550	3,131	1,929
(Gain)/loss on disposal of non-current assets		(9)	7	82
Amortisation of intangible assets		349	146	83
Impairment of	—Investment in DHB Joint venture	—	136	—
	—Property, plant and equipment	5	55	553
	—Goodwill and Intangible assets	53	—	35
Operating lease rentals	—Equipment	250	237	66
	—Buildings	90	85	31
Provision for payment of guarantee (refer note 14)		—	205	—
Research and development expenditure		461	350	380
Technical fees		247	225	113
Write down of inventory		44	43	1
Restructuring charges		90	—	—
Exploration costs written off		120	259	185

6.    Finance costs

	30 June 2003	30 June 2002	25 June 2001

	(Rand in millions)
Interest incurred	1,279	836	487
Less: Amounts capitalised	(1,008)	(561)	(303)

	271	275	184

7.    Change in Method of Accounting for Asset Retirement Obligations

      During the current year, the Group accounted for asset retirement obligations in accordance with SFAS 143. Under SFAS 143, the fair value of asset retirement obligations are recorded as liabilities on a discounted basis when they are identified, which is typically at the time the assets are installed. Amounts recorded for the related assets are increased by the amount of these obligations. Over time, the liabilities are accreted for the change in their present value and the initial capitalised costs are depreciated over the useful lives of the related assets.

        The cumulative adjustment to reflect the effect of the change in accounting principle resulted in income of approximately R529 million, net of tax of R227 million as of 1 July 2002. The cumulative adjustment effect of the change in accounting principle consists of a R739 million decrease in the asset retirement obligation, R41 million increase in property, plant and equipment and a R24 million expense in respect of the asset retirement obligation of an equity accounted investee. This adjustment is due to the difference in the method of accruing asset retirement costs under SFAS 143 compared with the requirements of SFAS 5, Accounting for Contingencies. Under SFAS 5, asset retirement obligations were accrued on the current cost basis.

        Because SFAS 143 requires accretion of the liability as a result of the passage of time using an interest method of allocation, an increasingly greater amount of the costs will be charged to expense towards the end of the field life, when production is generally at the lowest level. The cumulative income adjustment described above results from reversing the higher liability accumulated under SFAS 5 in order to adjust it to the lower present value amount resulting from transition to SFAS 143. The amount being reversed in transition which was previously charged to operating earnings under SFAS 5, will again be charged to those earnings under SFAS 143 in future years.

        Had SFAS 143 been adopted retrospectively, the proforma effect of the accounting change on the asset retirement obligation for the years ended 30 June 2002 and 25 June 2001 would have been as follows:

	30 June 2002	25 June 2001

	(Rand in millions)
Asset retirement oligation as previously reported	2,686	2,501
Cumulative change in accounting principle	(739)	(683)

Proforma asset retirement obligation	1,947	1,818

8.     Income Tax

	30 June 2003	30 June 2002	30 June 2001

	(Rand in millions)
Income/ (loss) before tax
South Africa	11,390	13,527	10,009
Foreign	(443)	651	265

	10,947	14,178	10,274

	30 June 2003	30 June 2002	25 June 2001

	(Rand in millions)
Current tax
—South African normal tax	(3,109)	(4,170)	(3,539)
—Secondary tax on companies (STC)	(370)	(319)	(210)
—Foreign	(322)	(252)	(154)

Total current tax	(3,801)	(4,741)	(3,903)
Deferred Tax
—South African	(166)	(11)	449
—Foreign	52	29	76

Total deferred tax (expense)/income	(114)	18	525

Income tax expense for the year	(3,915)	(4,723)	(3,378)

        Total income tax expense differs from the amount computed by applying the South African normal tax rate to income before tax. The reasons for these differences are as follows:

	30 June 2003	30 June 2002	25 June 2001

	%	%	%
Reconciliation of tax rate
South African normal tax rate	30.0	30.0	30.0
Increase in rate of tax due to:
—STC	3.4	2.3	2.0
—prior year adjustments	—	—	0.3
—Change in tax rate	0.1	—	—
—different foreign tax rates	0.1
—change in valuation allowance	1.3	0.9	0.2
—disallowed expenditure	3.8	1.7	0.6

	38.7	34.9	33.1
Decrease in rate of taxation due to:
—prior year adjustments	(0.8)	(0.2)	—
—exempt income	(2.1)	(1.2)	(0.1)
—different foreign tax rates	—	(0.2)	(0.1)

Effective tax rate	35.8	33.3	32.9

        The tax effects of temporary differences comprising the net deferred income tax liability are as follows:

	30 June 2003	30 June 2002

	(Rand in millions)
Deferred tax assets
Property, plant and equipment	120	48
Intangible assets	175	64
Current assets	76	34
Long-term debt	104	156
Long-term obligations	1,368	1,338
Estimated operating loss carry forward	903	267
Other	291	583

	3,037	2,490
Less valuation allowance	(349)	(247)

Total deferred tax assets	2,688	2,243
Deferred tax liabilities
Property, plant and equipment	(6,811)	(6,451)
Intangible assets	(332)	(178)
Current assets	(417)	(167)
Other	(121)	(536)

Total deferred tax liabilities	(7,681)	(7,332)

Net deferred income tax liability	(4,993)	(5,089)

        The net deferred tax liability has been classified in the consolidated balance sheet as follows:

	30 June 2003	30 June 2002

	(Rand in millions)
Current deferred tax asset	59	14
Non-current deferred tax asset	297	315
Current deferred tax liability	(14)	—
Non-current deferred tax liability	(5,335)	(5,418)

	(4,993)	(5,089)

South Africa	(4,159)	(3,547)
Germany	(440)	(674)
Netherlands	(7)	—
Italy	217	174
Far East	3	—
United States of America	(607)	(1,042)

	(4,993)	(5,089)

        At 30 June, 2003, the Group had an estimated operating loss carry forward of approximately R2,774 million, of which R184 million will expire between 2005 and 2006, R259 million will expire in 2007 and 2008, R59 million will expire in 2008, R33 million will expire in 2013, R108 million will expire between 2019 and 2023, and R2,131million can be carried forward indefinitely. A portion of the estimated operating loss carry forward may be subject to various statutory limitations as to its usage in the event of significant changes in ownership.

        Due to the uncertainty surrounding the realisation and timing of the deferred tax assets per jurisdictional area, the Group has recorded a valuation allowance of R343 million (2002—R247 million, 2001—R157 million). The net change in the total valuation allowance was an increase of R96 million (2002—R90 million, 2001—R124 million). At 30 June 2003, management believes it is more likely than not that the deferred tax assets, net of existing valuation allowances will be realised.

        If tax benefits are recognised in the future through a reduction of the valuation allowance, R68 million of such benefits will reduce intangible assets.

Unremitted earnings of foreign subsidiaries and foreign corporate joint ventures

        No provision has been made for South African income tax or foreign tax that may result from future remittances of undistributed earnings of foreign subsidiaries or foreign corporate joint ventures because it is expected that such earnings will be permanently reinvested in these foreign entities. The distribution of these undistributed earnings of R1,669 million (2002—R1,146 million, 2001—R793 million) by these entities would result in income and foreign withholding taxes of approximately R242 million (2002—R213 million, 2001—R144 million).

Secondary Taxation on Companies (STC)

        STC is a tax levied on South African companies at a rate of 12.5% of dividends distributed. However, in the case of companies liquidated after 1 April 1993, STC is only payable on undistributed earnings earned after 1 April 1993.

        STC is not included in the computation of deferred tax or the normal South African tax charge. These amounts are calculated at the statutory company tax rate on undistributed earnings of 30%.

        On declaration of a dividend, the company includes the tax of 12.5% on this dividend in its computation of the income tax expense in the period of such declaration.

        If the Group distributed all of its undistributed retained earnings, of which R33,856 million (2002—R29,673 million, 2001—R 21,933 million) would be subject to STC, the Group would have to pay additional taxes of R3,762 million (2002—R3,297 million, 2001—R2,437 million). If all the earnings attributable to shareholders for the year ended 30 June 2003 were distributed, the additional estimated STC charge would be R465 million (2002—R860 million, 2001—R649 million). The Group expects that R1,877 million undistributed earnings earned before 1 April 1993 of two dormant companies will be distributed without attracting STC of R209 million.

        At 30 June 2003 the Group had no available STC credits available for set-off against future dividends declared (2002—R5 million, 2001—R1 million).

9.     Earnings per share

        Basic earnings per share is computed by dividing earnings attributable to shareholders by the weighted average number of ordinary shares outstanding for the period. Diluted earnings per share reflect the potential dilution that could occur if all of the Group's outstanding stock options, to the extent that the effect would be dilutive, were exercised.

        No adjustments were made to reported earnings attributable to shareholders in the computation of earnings per share.

        The following table reconciles the weighted average number of ordinary shares used in calculating basic earnings per share to the diluted weighted average number of shares used in the calculation of diluted earnings per share:

	30 June 2003	30 June 2002	25 June 2001

	(Rand in millions)
Earnings attributable to shareholders	7,344	9,434	6,952

Weighted average number of shares:
Average shares outstanding—basic shares (in millions)	609.3	612.5	627.3
Potential dilutive effect of stock options (in millions)	10.3	12.5	7.4

Average shares outstanding—diluted shares (in millions)	619.6	625.0	634.7

10.   Cash and cash equivalents and Cash restricted for use

Cash and cash equivalents

	30 June 2003	30 June 2002

	(Rand in millions)
Cash on hand and in bank
—wholly owned consolidated subsidiaries	2,474	1,053
—non-wholly owned consolidated subsidiaries	317	235
Short-term deposits—wholly owned consolidated subsidiary	415	—
Other	1	3

	3,207	1,291

Cash restricted for use

	30 June 2003	30 June 2002

	(Rand in millions)
Cash held in trust(1)	438	640
Collateral for bank guarantees(1)	154	236
Other Sasol Chemie restricted cash(1)	167	1,066
Other	95	299

	854	2,241

(1)
Under the terms of the secured credit facility of Sasol Chemie, the Group and its financing banks have agreed that the cash of Sasol Chemie and certain of its subsidiaries of R759 million (2002—R1,942 million) will not be available for distribution to the Sasol Group treasury but there are minimal restrictions on its use for operating purposes within Sasol Chemie.

        Included in cash restricted for use are:

  •
  Cash held in trust of R438 million (2002—R640 million) which is restricted for use and is being held in escrow in order to settle the purchase price of the shares in Condea Huntsman GmbH& Co.KG.

  •
  Cash deposits of R154 million (2002—R236 million) serving as collateral for bank guarantees.

11.    Trade, other receivables and prepaid expenses

	30 June 2003	30 June 2002

	(Rand in millions)
Trade receivables	7,508	8,129
Less: Provision for doubtful debts	(166)	(256)

Net trade receivables	7,342	7,873
Amounts due from related parties	310	240
Value added tax	512	395
Prepaid expenses	101	146
Short term receivables under derivative financial instruments	12	203
Short term portion of long term receivables	140	266
Capital project related debtors	156	59
Duty at source debtors*	868
Other receivables	730	543

	10,171	9,725

Roll forward of provision for doubtful debts:
Balance at beginning of year	256	308
Charged to income statement	15	97
Bad debts written off	(105)	(149)

Balance at end of year	166	256

*
Duty at Source debtors represent the amounts recovered from customers due to a change in the excise duty policy by the South African Revenue Services. Previously duty was recovered from the customer after the customer was billed, however duties are now payable, as soon as the excise dutiable materials are moved from the refineries. The recoveries from the customer are only recorded to the extent that the risks and rewards of ownership have been transferred.

12.    Inventories

	30 June 2003	30 June 2002

	(Rand in millions)
Crude oil and other raw materials	1,732	1,443
Process material	377	595
Maintenance and other materials	892	723
Work in process	122	113
Manufactured products	5,258	5,142
Consignment inventory	41	158

	8,422	8,174

Roll forward of provision for inventory obsolescence
Balance at beginning of year	64	52
Provison raised during the year	7	18
Utilised during the year	(12)	(6)

Balance at end of year	59	64

        Inventories to the value of approximately R2,818 million (2002—R2,170 million) have been pledged as security over long term debt.

13.    Investments in securities

Marketable equity and debt securities

        Held to maturity investments at 30 June 2003 and 30 June 2002 consist of debt securities. There were no available-for-sale or trading securities at 30 June 2003 or 30 June 2002.

        Held to maturity investments are held at amortised cost and all have maturity dates in excess of five years.

        There were no changes in the classification of held to maturity investments from the time of purchase to 30 June 2003.

	30 June 2003				30 June 2002
			Gross Unrealised				Gross Unrealised
			Holding				Holding
	Amortised Cost	Fair value			Amortised Cost	Fair value
			Gains	Losses			Gains	Losses

(Rand in millions)
Held to maturity investments	153	153	—	—	112	112	—	—

        This investment is legally restricted for the purposes of the rehabilitation requirements incurred by Sasol Mining.

Unlisted equity securities

        The unlisted investments represent strategic investments of the Group and are long-term in nature.

Unlisted Investments

	Holding	30 June 2003	Holding	30 June 2002

	%	(Rand in millions)%		(Rand in millions)
Optimal Olefins Malaysia Sdn.Bhd	12%	259	12%	150
sEnergy Insurance Ltd	5%	75	5%	103
Aethylen Rohrleitungsgesellscharf. GmbH & Co.KG pipeline	17%	127	—	—
Wesco China Ltd	—	—	10%	18
Other—not considered significant in aggregate		65		94

		526		365

14.    Investments in equity accounted investees

        At 30 June 2003, the Group's significant equity accounted investees and the Group's approximate ownership interest in those equity accounted investees based on outstanding shares and the total carrying value were as follows:

Joint Ventures	30 June 2003 Ownership	30 June 2003 Equity Value	30 June 2002 Ownership	30 June 2002 Equity Value

Tosas Holdings (Pty) Ltd	70%	36	70%	30
Schümann Sasol International Aktiengesellschaft	0%	—	67%	1,033
Merisol LLP	50%	397	50%	429
Roche Blasting Services Pty Limited	50%	42	50%	46
Sasol Southwest Energy LLC	50%	97	50%	136
Escravos Gas-to-Liquids joint venture (unincorporated)	37.5%	244	37.5%	315
Oryx Gas-to-liquids Limited	49%	426	49%	239
Petlin (Malaysia) Sdn. Bhn	40%	679	40%	434
Ayra Sasol Polymer Company	50%	237	0%	—
Petromoc	49%	4	49%	9
FFS Refiners (Pty) Ltd	49%	42	49%	40
Wesco China Ltd	25%	52	10%	—
Other — not considered significant in aggregate		211		203

		2,467		2,914

        None of the Group's investments in equity accounted investees are publicly traded and therefore no quoted market prices are available to be disclosed.

        During the year interest of R187 million (2002—R66 million) was capitalised on the Group's investments in equity accounted investees while the investee had activities in progress necessary to commence its planned principal operations The investees' activities included the use of funds to construct qualifying assets for its operations.

        The Group's share of undistributed earnings of equity accounted investees approximates R12 million (2002—earnings of R284 million). Included in the carrying value of equity accounted investees is goodwill of R124 million (2002—R273 million).

        During the current year, Sasol Polymers International through a subsidiary entered into a joint venture—Ayra Sasol Polymer Company to construct and operate an integrated ethylene and polyethylene production facility in Iran. Construction of the production facility has commenced and the ethane cracker plant is expected to begin production towards the end of 2004 and the two polyethylene plants during 2005.

        Sasol entered into shareholder agreements with the minority shareholders in Tosas Holdings (Pty) Limited and Sasol Slovakia spol. s.r.o that restricts Sasol's ability to exercise control over the operations or assets due to certain approval or veto rights granted to those minority shareholders. The shareholder agreements entered into by Sasol provide each of the minority shareholders with substantive participating interests in the operations of those investees such that Sasol is precluded from exercising control. A similar shareholders agreement existed for Schümann Sasol International Aktiengesellschaft.

        Having limited control over the above equity accounted investees results in Sasol only being able to realise its gains by selling the investments. Although unlikely and contrary to Sasol's strategy, such disposal will result in an insignificant amount of capital gains tax on recognised gains.

        During the year ended 30 June 2002 Sasol DHB Holdings Incorporated (Sasol DHB) in the United States of America underperformed as a result of a downturn in the regional mining and explosives industries. An impairment charge of R136 million was recognised in respect of this investment in 2002. As a result of the continued poor performance of Sasol DHB the Sasol Limited Board approved a strategic decision to exit completely from the explosives business in the United States of America and therefore to divest of its 60% shareholding in Sasol DHB Holdings Incorporated. The Group accounted for its investment in Sasol DHB (included in Sasol Nitro division of Sasol Chemical Industries) in accordance with Accounting Principles Board Opinion No 18—The Equity Method of Accounting for Investments in Common Stock.

        On 30 September 2002, a guarantee of US$20 million (approximately R220 million) from Sasol Chemical Industries Limited to Dresdner Bank AG in respect of a loan to Sasol DHB was repaid in full for which a subordinated promissory note was issued to Sasol Chemical Industries Limited by Sasol DHB. On 10 January 2003, DHB filed an application for voluntary bankruptcy under Chapter XI of the United States Bankruptcy Code, which was approved in April 2003. The reorganisation plan retained the Group's claim under the promissory note. The terms of the promissory note are as follows:

  •
  bears interest at LIBOR, capitalised until September 2009;

  •
  annual payments of 1/20 of the amount outstanding at September 2009 and a lump-sum of the amount outstanding on 30 September 2019

  •
  an earn-out payment of 50% of the consolidated net income after tax of Sasol DHB.

        Due to the uncertainty of receipt of the loan or any amounts due in terms of the promissory note, the Group has provided in full against the loan.

15.    Goodwill and intangible assets

	Goodwill*	Patents and trademarks	Capitalised exploration expenditure	Capitalised software	Other Intangibles*	Total

	(Rand in millions)
Cost
Balance at 26 June 2001	42	296	1,062	186	—	1,586
Additions	7	2	7	495	—	511
Capitalisation of interest	—	—	1	1	—	2
Disposals	—	—	—	(21)	—	(21)
Foreign currency translation	—	93	(6)	1	—	88

Balance at 30 June 2002	49	391	1,064	662	—	2,166
Acquisition of businesses	59	—	—	1	—	60
Additions	—	243	315	363	408	1,329
Transfer from equity investees	388	—	—	—	—	388
Capitalisation of interest	—	—	5	8	—	13
Disposals	—	(4)	(239)	(129)	—	(372)
Foreign currency translation	(43)	(111)	(74)	(7)	—	(235)

Balance at 30 June 2003	453	519	1,071	898	408	3,349

Amortisation and impairments
Balance at 26 June 2001	2	38	219	58	—	317
Current year charge	1	101	—	44	—	146
Disposals	—	—	—	(21)	—	(21)

Balance at 30 June 2002	3	139	219	81	—	442
Current year charge	—	96	33	220	—	349
Transfer from equity investees	120	—	—	—	—	120
Foreign currency translation	(24)	(45)	(5)	(10)	—	(84)
Disposals	—	(1)	(219)	(1)	—	(221)
Impairment	48	5	—	—	—	53

Balance at 30 June 2003	147	194	28	290	—	659

Net book value 2003	306	325	1,043	608	408	2,690
Net book value 2002	46	252	845	581	—	1,724

*
Not subject to amortisation

        Major expenditure on intangible assets comprises the implementation of a purchased enterprise resource planning system at a number of sites in the Group as well as ongoing exploration and development activities in the upstream oil and gas industry, mainly in Mozambique.

        Other intangibles which are not subject to amortisation, represents the additional minimum pension liability adjustment which does not exceed the unrecognised prior service cost.

        The amortisation rates of intangible assets, using the straight-line basis, are as follows:

Rates

Goodwill up to 30 June 2002 at 5%, thereafter no goodwill is amortized
Patents and trademarks	10-20%
Capitalised software	33%
Capitalised exploration costs are amortised using the units-of-production method

        For intangible assets subject to amortisation, the estimated future aggregate amortisation expense per annum is as follows:

For the year ended 30 June	2003	2002

	(Rand in millions)
Within 1 year	424	305
1-2 years	380	311
2-3 years	194	288
3-4 years	58	67
4-5 years	70	44
over 5 years	850	663

	1,976	1,678

        The realisability of intangible assets is evaluated at least annually to assess the recoverability of carrying amounts. The valuation is based on various analysis including cash flow and profitability projections. The valuation necessarily involves significant management judgment. As a result of the Group's assessment of recoverability of its intangible assets at 30 June 2003, the Group has determined that the net carrying value of its intangible assets at 30 June 2003 has been impaired. The impairment recorded during the current year relates to goodwill of R48 million and intangible assets of R5 million. The R48 million impairment recorded on goodwill relates to the impairment of the goodwill on an investment which Sasol Wax owns.

        Effective 1 July 2002, the Group adopted SFAS 142, Goodwill and Other Intangible Assets and accordingly applied the standards of the statement, prospectively. This statement addresses financial accounting and reporting for acquired goodwill and other intangible assets and provides that goodwill and some intangible assets no longer be amortized. Instead goodwill and intangible assets with an indefinite life are subject to an initial impairment test within six months of adoption of SFAS 142 and at least annually thereafter.

        As of 1 July 2002, the Group had goodwill with a net carrying value of R46 million and unamortized definite life identifiable intangible assets in the amount of R1,678 million.

        The unaudited proforma effect, had goodwill ceased to be amortised for the years ended 30 June 2002 and 30 June 2001 are set out below:

	30 June 2002	30 June 2001

	(Rand in millions)
Attributable earnings as reported	9,434	6,952
Goodwill amortization	20	19

Proforma attributable earnings	9,454	6,971

Earnings per share as reported	1,540	1,108
Goodwill amortization	3	3

Proforma earnings per share	1,543	1,111

16.    Property, plant and equipment

	30 June 2003	30 June 2002

	(Rand in millions)
Land, buildings and improvements	3,010	3,341
Plant, equipment and vehicles	37,129	35,353
Capital work in progress	9,665	6,412
Coal mining assets	5,507	5,183

	55,311	50,289
Less: accumulated depreciation	16,833	16,371

	38,478	33,918

        The depreciation rates applied using the straight line method are:

Buildings and improvements	2-8%
Plant, equipment and vehicles	4-33%
Coal mining assets are depreciated using the units-of-production method.
Land and Capital work in process are not depreciated.

        Assets with a carrying value of R581 million (2002—R247 million) were held under capital leases and were included in plant, equipment and vehicles above.

        Included in the cost of property, plant and equipment are asset retirement costs capitalized of approximately R33 million. These costs are capitalised to the cost of the asset and depreciated over its estimated useful life. Prior to the adoption of SFAS 143, asset retirement costs were expensed in the period incurred.

        During the year, interest of R808 million (2002—R465 million) was capitalised to property, plant and equipment. Included in the depreciation charge for the year is amortisation relating to the capitalised interest of R128 million (2002—R104 million).

        The Group assessed the recoverability of its long-lived assets and determined that there was an impairment charge of R5 million required for the year ended 30 June 2003. For the year ended 30 June 2002, an impairment charge of R55 million was recorded.

        The carrying value of property, plant and equipment pledged as security for liabilities amounted to R8,093 million (2002—R10,199 million).

        The cost of fully depreciated assets amounted to R7,093 million (2002—R5,872 million).

17.    Accrued expenses and other obligations

	30 June 2003	30 June 2002

	(Rand in millions)
Amounts due to capital project related creditors	604	753
Short-term portion of long-term obligations	459	580
Employee related liabilities	954	554
Short-term payables under derivative financial insturments	740	356
Amount due to RWE-DEA in terms of purchase agreement	—	251
Provision for guarantee payable	—	205
Value added tax	120	110
Rebates payable	39	—
Amounts due to related parties	14	20
Audit fees	14	11
Duty at Source creditors*	971	—
Short-term portion of accrued pension liabilities	2	6
Short-term portion of post-retirement healthcare	26	31
Short-term obligations	460	813
Insurance loss reserve	2	45
Other payables	584	601

	4,987	4,336

*
Duty at Source creditors represent a change in the excise duty policy by the South African Revenue Services. Previously duty was only paid after the customer was billed, however duties are now payables as soon as dutiable materials are moved from the refineries.

18.    Short-term debt

	30 June 2003	30 June 2002

	(Rand in millions)
Short term portion of long-term debt	772	1,669
Commercial paper	3,288	223
Revolving credit facility	1,184	257
Commercial banking facilities	3,453	1,635
Bridging finance	550	—
Other	239	91

	9,486	3,875

        The weighted average interest rate of short-term debt for the year was approximately 12.96% (2002 — 10.23%).

        The bridging finance relates to a loan in respect of the Natural gas pipeline project which was taken out in December 2002 and will expire in December 2003.

19.    Long-term obligations

2003	Asset retirement obligation	Other	Total

	(Rand in millions)
Balance at 1 July 2002	2,686	844	3,530
Charge for the year	11	323	334
Change in method of accounting for asset retirement obligations (Note 7)	(739)	—	(739)
Utilised during the period	(134)	(282)	(416)
Capitalised to Property, plant and equipment	33	—	33
Reversal of unused amounts	(64)	(137)	(201)
Accretion	118	—	118
Acquisition of businesses	72	—	72
Foreign currency translation	(127)	(134)	(261)

Balance at 30 June 2003	1,856	614	2,470
Less: current portion	298	161	459

Long-term portion	1,558	453	2,011

2002	Asset retirement obligation	Other	Total

	(Rand in millions)
Balance at 26 June 2001	2,501	669	3,170
Charge for the year	411	618	1,029
Utilised during the period	(493)	(689)	(1,182)
Reversal of unused amounts	(8)	(34)	(42)
Accretion	5	3	8
Foreign currenty translation	270	277	547

Balance at 30 June 2002	2,686	844	3,530
Less: current portion	370	210	580

Long-term portion	2,316	634	2,950

        In accordance with SFAS 143, an asset retirement obligation is recognised when the obligation arises. The asset retirement obligation includes estimated costs for the rehabilitation of coal mining and petrochemical sites.

        For the year ended 30 June 2002, prior to the adoption of SFAS 143, the liability was accrued over the operational life of the asset. The Group adopted SFAS 143 with effect from 1 July 2002. For the year ended 30 June 2003, the liability has been discounted at the credit adjusted risk free rate. (For further information refer to Note 7—Change in method of accounting for asset retirement obligations.)

        There is an ABSA Bank fixed deposit of R153 million (2002- R112 million) included in Investments in Securities (see Note 13) which is legally restricted for the purposes of the rehabilitation requirements incurred by Sasol Mining.

        The Group believes that, based on the current information available, any additional liability in excess of the amounts provided will not have a material adverse effect on its financial condition, liquidity or cash flow. The rehabilitation charge, included in cost of sales, amounted to R71 million (2002—R408 million).

        Other obligations include, liabilities in respect of personnel, and retirement program expenses.

20.    Long-term debt

        Long term debt is summarised as follows:

Repayment terms	Collateral	Interest Rate	30 June 2003	30 June 2002

		(Rand in millions)
Collateralised loans
Repayable in semi-annual installments until February 2008	Plant, equipment and inventories with a book value of R10,031million (2002— R11,951 million)	2.8%-6.8%	2,771	4,460
Repayable at option of borrrower or between December 2004 and July 2006	Secured by a guarantee from RWE-DEA	2.0%-7.8%	—	54
Repayable in annual installments until 31 March 2008	Plant with a book value of R113 million	5.1%	91	—
Capital leases
Repayable in equal monthly instalments until June 2017	Building with a book value of R169 million (2002—R182 milliion)	10.6%	197	192
Repayable in equal monthly instalments until April 2009	Building and equipment with a book value of R64 million (2002—R56 million)	7.1%-20.7%	64	57
Repayable in equal monthly instalments until July 2026	Mortgage over property	13.0%	108	38
Reapayable in equal monthly instalments until June 2007	Computer Equipment with a book value of R59 million (2002—R55 million)	7%-15%	59	55
Repayable in equal monthly instalments until 30 April 2007	Computer Equipment	7%-14%	168	85
Reapayable in equal monthly instalments until December 2015	Various	Various	14	7
Redeemable preference shares of subsidiaries
Repayable in full between January 2004 and December 2005	Guarantee from Sasol Limited and a third party	11-11.5%	887	770
Repayable in full on 31 December 2003	Guarantee from Sasol Oil (Pty) Ltd	12.5%	71	71
Note payable
Repayable on 30 June 2003	Guarantee from Sasol Limited	14%	—	895
Loans
Repayable in 4 equal annual instalments until December 2006	None	4%	84	—
Repayable in 2 equal annual instalments until April 2005	None	0%	15	—
Repayable in July 2002	None	15.0%	—	75
Repayable in July 2003	None	13.0%	75	75
Repayable in December 2015	None	7.3%-12.5%	35	38
No fixed terms of repayment	None	8.0%	48	20
Other	None	Various	304	201

Total debt			4,991	7,093
Less: Short term portion			772	1,669

Long-term debt			4,219	5,424

        The redeemable preference shares were issued by subsidiaries to finance specific projects and acquisitions. The redemption of these preference shares cannot result in a change in control of those subsidiaries and even if called upon the guarantees will be redeemed in proportion to the existing shareholding. These preference shares will not result in the issue of shares of the holding company and as a result are classified as long-term debt instruments and the preference dividends are included in finance costs in the income statement.

        The aggregate maturities of long-term debt subsequent to 30 June 2003 and 30 June 2002, are as follows:

	30 June 2003	30 June 2002

	(Rand in millions)
Within 1 year	772	1,669
1-2 years	984	1,013
2-3 years	856	970
3-4 years	867	862
4-5 years	617	1,063
Thereafter	895	1,516

Total debt maturities	4,991	7,093

21.    Shareholders' equity

Number of ordinary shares in issue

	Years ended:
	30 June 2003	30 June 2002	25 June 2001

	(Rand in millions)
Balance at beginning of year	666,868,725	664,979,525	606,831,125
Share options exercised	1,929,700	1,889,200	1,766,000
Conversion of convertible debentures*	—	—	56,382,400

Balance at end of year	668,798,425	666,868,725	664,979,525
Less: Treasury Shares	(59,741,477)	(57,857,149)	(47,074,900)

	609,056,948	609,011,576	617,904,625

*
As the total dividend declared per share for the financial year ended 25 June 2000 exceeded the total interest payable per 8.5% unsecured automatically convertible subordinated debenture, the debentures were converted into ordinary shares on the basis of one ordinary share per debenture with effect from 26 June 2000.

Treasury Stock

        At every annual general meeting since the annual general meeting held on 25 October 1999 the shareholders have authorised the directors to approve the purchase, by Sasol Limited (the company) or any of its subsidiaries, of the company's shares subject to the provisions of the South African Companies Act and the requirements of the JSE Securities Exchange South Africa. The current restrictions imposed on the directors by the shareholders, the Companies Act and the JSE Securities Exchange South Africa are:

  •
  the general authority is valid from annual general meeting to annual general meeting and can be revoked by special resolution prior to the company's next annual general meeting;

  •
  the general authority shall be valid until the company's next annual general meeting, but shall not extend beyond fifteen months from the date of the special resolution;

  •
  the general authority may be varied or revoked, by special resolution, prior to the company's next annual general meeting;

  •
  the repurchase must be made through the order book of the JSE Securities Exchange South Africa trading system and without any prior arrangement between the company and the counter party;

  •
  only one agent may be appointed at any point in time to make repurchases on behalf of the company;

  •
  the general authority to acquire the company's shares shall be limited to a maximum of 10% of the issued share capital of that class at the time the authority is granted;

  •
  any repurchase will not be made at a price more than 10% above the weighted average of the market value of the share for the five business days immediately preceding the date of purchase;

  •
  repurchases may only be undertaken if, after such a purchase, the JSE Securities Exchange South Africa's requirements regarding shareholder spread are still complied with;

  •
  shares may not be repurchased during a prohibited period; and

  •
  should the company, or any of its subsidiaries, cumulatively repurchase 3% of the company's shares in terms of the general authority an announcement shall be made in accordance with the requirements of the JSE Securities Exchange South Africa.

        Repurchases may be made at times and at prices deemed appropriate by management and consistent with the authorisation of the shareholders. During the year ended 30 June 2003, 1,884,328 shares of the company at a total price of R185 million were repurchased. At 30 June 2003, a total of 59,741,477 shares, representing 8.9% of the issued share capital of the company, had been repurchased since 9 May 2000 at an average price of R60.49 per share.

Sasol Share Incentive Scheme

        In 1988, the shareholders approved the adoption of the Sasol Share Incentive Scheme. The scheme was introduced to provide an incentive for senior employees (including executive directors) of the Group who participate in management and also non-executive directors from time to time.

        In terms of the scheme, options over a maximum of 60,000,000 shares (2002—60,000,000 shares; 2001—40,000,000) of ordinary share capital may be offered by the directors to eligible Group employees. Each employee is limited to holding a maximum of 1,000,000 (2002—600,000; 2001—600,000) of the company's shares. The exercise price of these options equals the market price of the underlying shares on the trading day immediately preceding the granting of the option.

        For options granted prior to 25 October 1999, vesting periods for these options were as follows:

  •
  1/3 of the options vest on the fourth anniversary of the grant;

  •
  1/3 of the options vest on the sixth anniversary; and

  •
  1/3 of the options vest on the eighth anniversary.

        For options granted after 25 October 1999, vesting periods for these options are as follows:

  •
  1/3 of the options vest on the second anniversary of the grant;

  •
  1/3 of the options vest on the fourth anniversary; and

  •
  1/3 of the options vest on the sixth anniversary.

        Under both of these vesting periods, the options may be exercised at any time after vesting until the ninth anniversary of the grant date.

        On resignation, share options which have not yet vested will lapse and share options which have vested may be taken up at the employee's election before their last day of service. On death, all options vest immediately and the estate has a period of twelve months to exercise these options. On retirement, at normal retirement age, the options vest immediately and the nine year expiry remains unchanged.

        Options available for grant under the scheme amount to 15,379,200 shares (2002—19,737,100 shares; 2001—5,747,400 shares). Of the total shares available under the scheme, 18,125,600 options (2002—16,195,900 options; 2001—14,306,700 options) had been converted into shares.

        Details of share option activity is as follows

	Weighted Average Option/Exercise Prices	Number of Shares

	(Rands)
Outstanding at 26 June 2000	35.79	16,052,700
Granted	56.37	6,085,000
Forfeited	55.01	(53,500)
Expired	37.57	(372,300)
Exercised	24.56	(1,766,000)

Outstanding at 25 June 2001	42.86	19,945,900
Granted	85.55	6,835,000
Forfeited	77.06	(83,900)
Expired	45.86	(740,800)
Exercised	41.30	(1,889,200)

Outstanding at 30 June 2002	55.98	24,067,000
Granted	107.76	4,942,300
Forfeited	115.18	(44,000)
Expired	68.74	(540,400)
Exercised	39.19	(1,929,700)

Outstanding at 30 June 2003	66.44	26,495,200

Vested, but not yet exercised at 30 June 2003		2,829,700
Vested, but not yet exercised at 30 June 2002		1,334,000
Vested, but not yet exercised at 25 June 2001		420,600

        The following table summarises weighted average option exercise price information:

	Options outstanding			Options vested, but not yet excercised
Range of exercise prices	Number outstanding at 30 June 2003	Weighted average remaining life(a)	Weighted average exercise price	Number vested at 30 June 2003	Weighted average exercise price

R23.10-R30.00	3,379,100	3.49	25.53	906,100	26.85
R31.00-R40.00	1,757,600	5.32	37.22	552,200	38.58
R41.00-R50.00	4,082,400	5.07	42.64	168,500	44.63
R51.00-R60.00	5,243,700	4.03	54.51	911,300	54.32
R61.00-R70.00	894,600	3.16	69.04	141,400	69.44
R71.00-R80.00	4,143,800	6.53	78.61	78,200	76.70
R81.00-R90.00	1,400,800	8.17	88.45	—	—
R91.00-R100.00	262,000	9.00	93.59	—	—
R101.00-R110.00	727,700	6.24	106.68	52,800	101.00
R111.00-R120.00	4,407,100	8.00	115.52	19,200	113.00
R121.00-R130.00	—	—	—	—	—
R131.00-R132.40	196,400	8.00	132.40	—	—

	26,495,200			2,829,700

(a)
Weighted average remaining life (years) of options granted

        The fair value of these options was estimated at the date of grant using the Black-Scholes model with the following weighted-average assumptions:

	Grants
	30 June 2003	30 June 2002	25 June 2001

Expected dividend yield	4.0%	3.8%	3.5%
Expected stock price volatility	45%	48%	47%
Risk-free interest rate	11.75%	11.75%	13.50%
Expected life of options	2-6 years	2-6 years	2-6 years
Weighted average fair value of grants	R 39.70	R 34.47	R 23.10

Dividends

        An interim dividend of 215 cents per share (2002—200 cents per share, 2001—140 cents per share) was paid on 14 April 2003. A final dividend in respect of the year ended 30 June 2003 of 235 cents per share (2002—250 cents per share, 2001—180 cents per share) was declared on 5 September 2003. As the final dividend for 2003 is expected to be declared subsequent to the financial year no liability has been recognised in the annual financial statements in respect of this final dividend.

        The cash flow of the final dividend of 235 cents per share is expected to be approximately R1,431 million.

22.    Commitments and contingencies

Lease and Purchase commitments

        The Company and its subsidiaries occupy certain premises under leases which are classified as capital leases which expire at various dates until 2026. Sasol Chemie had various outstanding purchase commitments primarily for feedstock purchases. The commitments arise mainly from take-or-pay agreements. In general such commitments are at prices not in excess of current market prices.

        The Group's future minimum capital and operating lease payments and purchase commitments are as follows:

2003	Capital	Operating	Purchase Commitments

	(Rand in millions)
Within 1 year	162	342	3,562
Within 1-2 years	145	261	2,034
Within 2-3 years	102	235	1,425
Within 3-4 years	47	203	631
Within 4-5 years	44	83	544
Greater than 5 years	483	1,131	3,199

Total minimum lease/purchase commitments	983	2,255	11,395

Less amounts representing interest	(274)

	709

        The future minimum sublease rentals expected to be received under non cancellable subleases were R3 million (2002—R1 million, 2001—R6 million).

        The Group has incurred contingent rentals amounting to Rnil (2002—R37 million, 2001—R31 million)

        Rent expense incurred amounted to R340 million (2002—R322 million, 2001—R97 million).

Capital commitments

        Commitments are budgeted, approved and reported in terms of the management approach used for segmental reporting.

        Contracted and authorised capital expenditure are summarised below:

	30 June 2003	30 June 2002

	(Rand in millions)
Capital expenditure
Authorised and contracted for	9,562	6,557
Authorised but not yet contracted for	8,510	17,488

	18,072	24,045

        Some of the significant projects approved and included in capital commitments for the year ended 30 June 2003, are the Acrylic acids and acrylates complex (total project value—R2,210 million) scheduled ready-for operation in March 2004 and the Mozambique Natural Gas Project (total project value—

R11,264 million) scheduled to be ready-for operation in May 2004. Included above are the Group's share of capital commitments in respect of the gas-to-liquids joint ventures in Qatar (total project value—R3,779 million) and Escravos (total project value—R3,005 million), which are accounted for as equity method investees. Expenditure to 30 June 2003 on these projects was approximately R17,600 million (2002—R10,500 million).

Guarantees:

        The Group has guaranteed the fulfilment of various subsidiaries' and joint ventures' obligations in terms of contractual agreements.

	30 June 2003 Guarantee	30 June 2003 Oustanding	30 June 2002 Guarantee	30 June 2002 Oustanding

	(Rand in millions)
Subsidiaries
Domestic medium term note holders	—	—	2,000	895
Commercial paper holders	4,000	3,288	4,000	223
Guarantee to Dresdner Bank AG for Sasol DHB	—	—	205	205
Natref preference shareholders	887	887	770	770
Guarantee in respect of the Natural gas pipeline	1,597	610	1,574	—
Letters of credit	60	—	240	—
Customs and Excise	105	1	105	—
Exploration activities	38	—	118	—
Guarantee to RWE-DEA	260	—	306	—
Joint Ventures
Petlin Malaysia performance guarantee	370	232	506	318
Spring Lights	78	78
Guarantees in respect of GTL Ventures	8,426	—	—	—
Miscellaneous other guarantees	492	59	290	—

	16,313	5,155	10,114	2,411

        The amount outstanding in respect of subsidiary guarantees is included in the consolidated balance sheet of the Group.

        The guarantees in respect of the commercial paper holders are discussed in more detail below under the section on borrowing facilities.

        The guarantees in respect of the Natref preference shareholders are given by Sasol Oil (Pty) Limited. Refer to Note 20.

        Sasol has issued guarantees for the obligations in respect of the Republic of Mozambique Pipeline Investment Company (Pty) Ltd (ROMPCO), including interalia:

  •
  Sasol Financing (Pty) Ltd issued a guarantee to Wedelin Investments (Pty) Ltd for the financial obligations of the ROMPCO under an engineering, procurement construction contract (EPC). At 30 June 2003, an amount of R60 million was outstanding and a total guarantee of R 1,027 million was committed under the EPC contract. It is estimated that first gas will flow in February 2004.

  •
  Sasol Financing (Pty) Ltd issued a guarantee of R550 million for the obligations of the ROMPCO under a loan agreement with the Development Bank of Southern Africa (DBSA). The amount outstanding under the loan agreement with the DBSA was R550 million at 30 June 2003. We expect that the financial close of the long-term financing of this project will be achieved by first quarter 2004.

  •
  In addition, Sasol Limited has provided a R20 million (2002—R267 million) guarantee to Itochu Corporation for payment in respect of delivery of the pipe for this project.

        Sasol has issued guarantees for the obligations of various of its subsidiaries in respect of the GTL Ventures. These guarantees relate to the construction and funding of Oryx GTL Ltd and Escravos GTL in Nigeria, including interalia:

  •
  Sasol Limited issued a completion guarantee for its portion of the project debt of Oryx GTL Ltd capped at US$343 million (R2,576 million) plus interest and costs subject to the project demonstrating a minimum level of sustained production over a continuous period of ninety days and catalyst deactivation within acceptable parameters for at least two hundred and seventy days, after commissioning. It is estimated that the project will be commissioned at the end of 2005.

  •
  Sasol Limited issued a guarantee for the take-or-pay obligations of its wholly owned subsidiary under the gas sale and purchase agreement (GSPA) entered into between Oryx GTL Ltd, Qatar Petroleum and ExxonMobil Middle East Gas Marketing Ltd, by virtue of this subsidiary's 49% shareholding in Oryx GTL Ltd. Sasol Limited's exposure is limited to the amount of
  US$110 million. In terms of the GSPA, Oryx GTL Ltd is contractually committed to purchase minimum volumes of gas from Qatar Petroleum and ExxonMobil Middle East Gas Marketing Ltd on a take-or-pay basis. Should Oryx GTL terminate the GSPA prematurely, Sasol Limited's wholly owned subsidiary will be obliged to take-or pay its 49% share of gas offtake requirements by way of damages for a maximum amount of US$110 million (R826 million). The term of the GSPA is 25 years from the date of commencement of operations. It is estimated that the project will be commissioned at the end of 2005.

  •
  Sasol Limited issued a guarantee for the obligation of its wholly owned subsidiary to contribute 49% of the required equity in respect of the investment in Oryx GTL Ltd. Sasol's equity contribution is estimated at US$163 million (R1,222 million). It is expected that the project will be commissioned at the end of 2005.

  •
  Sasol Limited issued a performance guarantee for the obligations of its subsidiaries in respect of the construction of Escravos GTL in Nigeria for the duration of the investment in Escravos GTL limited to an amount of US$250 million (R1,878 million).

  •
  Sasol Limited issued a performance guarantee for the obligations of its subsidiaries in respect of and for the duration of the investment in Sasol Chevron Holdings Ltd, limited to an amount of
  US$250 million (R1,878 million). Sasol Chevron Holdings Ltd is a joint venture between a wholly owned subsidiary of Sasol Ltd and Chevron Texaco Corporation.

        All guarantees listed above are issued in the normal course of business.

Contingencies

Litigation

        The Group is subject to litigation in the normal course of business. The Group believes that any adverse outcome from litigation would not have a material effect on its financial position or results of operations.

        Sasol North America, Inc., (a member of the Sasol Chemie group), had numerous separate pending cases which originated as a result of a 1994 rupture of the Conoco Ethylene Dichloride (EDC) pipeline connecting Conoco's dock to Sasol North America's vinyl chloride monomer plant in the United States of America. Plaintiffs sought compensatory and punitive damages as a result of alleged exposure to EDC while employed as contractors hired by Conoco to clean up the EDC. With the exception of hold-out plaintiffs, all of these cases have been settled.

        Sasol North America, Inc, has entered into a Dispute Resolution Agreement with Conoco whereby the companies resolved their differences and agreed on procedures for handling current and future litigation involving the parties, including the EDC litigation.

        Under the Asset and Share purchase agreement with RWE-DEA for the acquisition of Sasol Chemie, the EDC pipeline cases were classified as a Reserved Matter and the associated costs are reimbursable by RWE-DEA less insurance and tax benefits. There were no material accruals related to EDC pipeline cases for any of the periods presented.

Environmental Orders

        The Group is subject to numerous national and local laws and regulations that regulate the discharge of materials into the environment or that otherwise relate to the protection of human health and the environment In all locations in which it operates As with the oil and gas and chemical industries, generally, compliance with existing and anticipated environmental health, safety and process safety laws and regulations increases the overall cost of business, including capital costs to construct, maintain, and upgrade equipment and facilities. These laws and regulations have required, and are expected to continue to require, the Group to make significant expenditures of both a capital and expense nature.

        Under the agreement for the acquisition of Sasol Chemie, the Group received an indemnification from RWE-DEA for most of the costs of operational compliance with respect to conditions existing at Condea Vista Company located in the United States on or before 1 March 2001 that the Group expects will survive until at least 1 March 2006.

        We have various immaterial environmental actions currently outstanding from government regulatory agencies in the United States related to Sasol Chemie's waste management facilities, air emissions, and groundwater contamination. At 30 June 2003, the Company had accrued R110 million (2002—R157 million) related to outstanding environmental actions. This amount has been included in the long-term rehabilitation obligation in Note 19. Total environmental compliance expenditures for Sasol Chemie's US manufacturing sites for the next five years are estimated to range from R6 million to R36 million per annum.

Mineral and Petroleum Royalty Bill

        Royalties from the mining activities may become payable to the state under provisions contained in the Mineral and Petroleum Royalty Bill. This bill was published in March 2003. The Department of finance is presently considering representations from interested parties. The bill provides for a royalty rate of 2% on anthracite and bituminous coal (low ash and steam) and 1% on bituminous coal for domestic energy consumption. The royalty is payable quarterly to the state. There is uncertainty as to whether or not further amendments will be made to the bill and when the bill will become law.

        Sasol is of the opinion that any royalty imposed could impact on the financial results and the cost of mining in South Africa.

Borrowing facilities

        The Group has borrowing facilities with major financial institutions of approximately R21,000 million (2002—R25,000 million). Of these facilities approximately R12,000 million (2002—R4,000 million) had been utilised at year end.

        There were no events of default for the years ended 30 June 2003 and 30 June 2002.

List of major banking facilities and debt arrangements at 30 June 2003:

	Note	Expiry Date		Currency		Rand Equivalent	Utilisation

				(millions)		(Rand in millions)
Sasol Financing
Commercial banking facilities	i	Various (short-term	)		Rand 8,825	8,825	3,088
Commercial paper programme	ii	None			Rand 4,000	4,000	3,288
Revolving credit facility (syndicated)	iii	November 2003		US$	260	1,949	1,184
Sasol Wax
Commercial banking facilities	i	Various (short-term	)		Euro78	673	363
Sasol Financing International
Commercial banking facilities	i	Various (short-term	)	US$	70	525	2
Sasol Chemie
Asset based finance	iv	December 2007			Euro223	1,924	1,924
Asset based finance	iv	December 2007		US$	113	847	847
Revolving credit facility	iv	December 2007			Euro126	1,087	131

						19,830	10,827

i.
Commercial banking facilities

  Commitment fees: No fees are paid on unutilised facilities.

  Conditions of withdrawal of facility: Banking facilities are withdrawable on notice.

        Expiry date: On demand.

ii.
Commercial paper programme:

  Commitment fees: there is no committed facility, therefore no fees are paid on unutilised amounts.

  Events of default: upon the event of a default being non-payment of amounts due, any note holder may accelerate the debt.

iii.
Revolving credit facility (syndicated):

  Commitment fees: payable on the undrawn, uncancelled amount of the facility. Commitment fees for the year ended 30 June 2003 amounted to R7.1 million.

  Events of default:

  •
  Non payment of amounts due;

  •
  Non payment of financial indebtedness in excess of a threshold amount;

  •
  Insolvency; distress, execution or analogous event affects assets with an aggregate in excess of a threshold amount;

  •
  A material group member ceases to carry on business;

  •
  Change of control of Sasol Limited;

  •
  Revenue or assets are seized, nationalised, expropriated or compulsorily acquired due to government action; or

  •
  Material adverse change that leads to the inability to comply with its material obligations under the finance documents.

  Covenants: A formal compliance certificate is required on a six monthly basis. The financial covenants are based on various key financial ratios, namely:

  •
  Consolidated tangible net worth; (minimum R10,000 million);

  •
  Consolidated tangible net worth: Total consolidated assets (minimum 42.5%);

  •
  Interest cover (minimum 6:1); and

  •
  Total debt: EBITDA (maximum 2:1).

iv.
Sasol Chemie facilities:

  Commitment fee on unutilised revolving credit facility: payable on the undrawn, uncancelled amount of the revolving credit commitment. Commitment fees for the year ended 30 June 2003 amount to R5.2 million.

  Events of default:

  •
  Non payment of amounts due;

  •
  Breach of the financial and general covenants as well as the minimum specified insurance levels;

  •
  Non payment of financial indebtedness in excess of a threshold amount

  •
  Insolvency and/or insolvency proceedings;

  •
  Any attachment, sequestration, distress, execution or analogous event affects assets;

  •
  Change of control of Sasol Limited;

  •
  The auditors adversely qualify their report of any financial statements of Sasol Chemie;

  •
  Its revenue or assets are seized, nationalised, expropriated or compulsorily acquired due to government actions; or

  •
  Material adverse change that results in non-compliance with material obligations under the finance documents.

  Covenants: A formal compliance certificate to be submitted on a quarterly basis. The financial covenants are based on various key financial ratios, namely:

  •
  Consolidated tangible net worth (minimum euro 350 million);

  •
  Leverage ratio (maximum 2.25:1);

  •
  Interest cover (minimum 6:1); and

  •
  Capital expenditure (maximum euro 150 million).

  In terms of these debt arrangements, there are restrictions on the amount of dividends which can be remitted to the holding company.

  The formula for determining the amount of dividends payable is dependent on earnings before interest, tax, depreciation and amortisation less net debt service, comprising interest costs and repayments of the principal. Subject to the leverage ratios, between 0% and 50% of the excess cash must be prepaid against the debt. Up to 100% of the remainder of the available cash can be distributed subject to the leverage ratio.

  The net assets of Sasol Chemie, restricted for distribution, are R7,112 million (2002—R8,665 million).

23.   Pension and other post retirement benefits

        Sasol Limited have defined benefit pension funds and defined contribution funds.

        Contributions by Sasol Group, and in some cases the employees, are made for funds set up in South Africa, the United States of America and the Netherlands, whilst no contributions are made by employees for plans established in other geographic areas.

        Details of the principal defined benefit funds are set out below.

        The individual fund funding details based on the latest actuarial valuations were:

Pension fund	South Africa 2003	Netherlands 2003	United States of America 2003

Last actuarial valuation	31 March 2003	30 June 2003	30 June 2003
Full/interim	Full	Full	Full
Market value of assets	R1,871 million	R204 million	R534 million
Valuation method adopted	Projected unit	Projected unit	Projected unit
Value of fund assets/accrued benefits	86.00%	14.00%	75.00%
Principal actuarial assumptions
Average investment rate of return	11.00%	5.00%	5.70%
Average salary increases	7.50%	2.50%	3.80%
Average pension increases	3.74%	2.00%	3.00%

        Each of the pension fund assets are invested in a diversified range of equities, bonds, property and cash. The broad proportions in each asset class at 30 June 2003 are as follows:

	South Africa	Foreign
Pension Fund	%	%

Equities	53	52
Bonds	14	0
Property	23	0
Foreign domiciled assets	8	48
Cash	2	0

Total	100	100

Sasol (South African operations)

        Sasol contributes to a pension fund which provides defined retirement and death benefits based on final pensionable salary. Prior to 1 April 1994 this fund was open to all employees of Sasol in South Africa. In 1994 all members were given the choice to voluntarily move to the newly established defined contribution section of the Fund, and approximately 99% of contributing members chose to do so. At that date, the calculated actuarial surplus of approximately R1,250 million was apportioned to pensioners and members transferring to the defined contribution section, and a R200 million balance was transferred to Sasol.

        Members of the defined benefit section are required to contribute to the fund at the rate of 7.5% of pensionable salary. Sasol (South African operations) meets the balance of cost of providing benefits. Company contributions are based on the results of the actuarial valuation of the Fund in terms of South African legislation and are agreed by Sasol Limited and the Fund trustees.

        Contributions for the defined contributions section, are paid by the members and Sasol at fixed rates.

        The assets of the Fund are held separately from those of the company in a trustee administered fund, registered in terms of the South African Pension Funds Act, 1956. Included in the Fund assets are 3,027,023 Sasol Limited shares valued at R263,4 million at year end (2002—3,027,023 shares at R333 million) purchased under terms of an approved investment strategy. The Fund received dividends on Sasol Limited shares of R7.6 million (2002-R13 million).

        The pension charge for the year is determined in consultation with the Fund's independent qualified actuary and is calculated using the same assumptions as those used at the last actuarial valuation of the Fund. The Fund assets have been valued at fair value.

        During the current year, the Group changed its measurement date for its South African retirement benefit plans from 30 June to 31 March to facilitate the obtaining of accurate data within the reporting time frame. The Group assessed its assumptions and calculations at the two measurement dates for the current and prior periods and concluded that the change in measurement date did not have a material impact on the results of operations for the year ended 30 June 2003 and financial position as at 30 June 2003.

        The prepayment for the year ended 30 June 2002, of R700 million in the balance sheet represents the accumulated excess of the actual contributions paid to the Fund over the accumulated pension accounting charge.

        In December 2001 the Pension Funds Second Amendment Act was promulgated. The Act generally provides for

  (i)
  the payment of enhanced benefits to former members and minimum pension increases for pensioners, and

  (ii)
  the apportionment of any actuarial surplus existing in the Fund, at the apportionment date, in an equitable manner between existing members including pensioners, former members and the employer in such proportions as the Trustees of the Fund shall determine.

        In determining the prepayment asset of the Fund at 30 June 2002, management, in consultation with the Fund's independent qualified actuary, calculated the potential cost of the payment of enhanced benefits to former members and minimum pension increases for pensioners. This resulted in a R478 million increase in the projected benefit obligation, which is disclosed as plan amendments. The remaining unrecognised prior service cost related to these plan amendments has been included in intangible assets as part of the Fund's minimum pension liability adjustment at 30 June 2003. No determination of the further potential apportionment has been made as it in unlikely to eventuate until 2005 and is dependent on the actuarially calculated surplus, if any, that will exist at the apportionment date and the determinations of the Trustees of the Fund.

        A significant number of the employees are covered by union sponsored, collectively bargained, and in some cases, multi employer defined contribution pension plans. Information from the plans' administrators of these plans offering defined benefits is not sufficient to permit the company to determine its share, if any, of any unfunded vested benefits.

Sasol (Foreign operations)

        Pension coverage for employees of Sasol's international operations is provided through separate plans. The company systematically provides for obligations under such plans as services are rendered by qualifying employees by depositing funds with Trustees for those plans operating in the United States of America and the Netherlands, or by creation of accounting obligations for other plans.

	Pension Benefits
	South Africa		Foreign		Total
Pension defined benefit plans	30 June 2003	30 June 2002	30 June 2003	30 June 2002	30 June 2003	30 June 2002

	(Rand in millions)
Change in projected benefit obligation
Projected benefit obligation at beginning of year	2,057	1,404	1,733	1,193	3,790	2,597
Change due to remeasurement	—	—	—	11	—	11
Translation of foreign entities	—	—	(478)	457	(478)	457
Service cost	3	2	90	77	93	79
Interest cost	260	160	137	97	397	257
Member contributions	—	2	7	4	7	6
Plan amendments	—	478	—	—	—	478
Actuarial (gains)/losses	(17)	155	247	(3)	230	152
Acquisitions	—	—	541	—	541	—
Settlement/curtailment gain	—	—	(27)	(23)	(27)	(23)
Benefits paid	(115)	(144)	(80)	(80)	(195)	(224)

Projected benefit obligation at end of year	2,188	2,057	2,170	1,733	4,358	3,790

	Pension Benefits
	South Africa		Foreign		Total
	30 June 2003	30 June 2002	30 June 2003	30 June 2002	30 June 2003	30 June 2002

	(Rand in millions)
Change in plan assets
Fair value of plan assets at beginning of year	2,191	2,063	947	695	3,138	2,758
Foreign currency exchange rate changes	—	—	(232)	221	(232)	221
Actual return on plan assets	(208)	428	(43)	23	(251)	451
Employer contributions	2	1	139	103	141	104
Plan participant contributions	1	2	5	4	6	6
Subsidised contributions to defined contribution plans	—	(159)	—	—	—	(159)
Settlements	—	—	(27)	(19)	(27)	(19)
Benefits paid	(115)	(144)	(51)	(80)	(166)	(224)

Fair value of plan assets at end of year	1,871	2,191	738	947	2,609	3,138

        Reconciliation of the funded status to amounts recognised in the consolidated balance sheets:

	Pension Benefits
	South Africa		Total Foreign		Total
	30 June 2003	30 June 2002	30 June 2003	30 June 2002	30 June 2003	30 June 2002

	(Rand in millions)
Funded Status (liabilities)/assets	(317)	134	(1,432)	(786)	(1,749)	(652)
Unrecognised actuarial net losses	532	85	330	84	862	169
Unrecognised prior service cost	403	448	5	—	408	448
Additional minimum pension liability	(698)	—	(175)	—	(873)	—

Net asset/(liability) recognised	(80)	667	(1,272)	(702)	(1,352)	(35)

Amounts recognised in balance sheet consist of:
Prepaid pension cost	—	667	—	33	—	700
Accrued pension liabilities
Long-term portion	—	—	(1,146)	(729)	(1,146)	(729)
Minimum pension liability	(80)	—	(124)	—	(204)	—
Short-term portion	—	—	(2)	(6)	(2)	(6)

Net asset/(liability) recognised	(80)	667	(1,272)	(702)	(1,352)	(35)

        The net periodic pension cost / (credit) for the years ended 30 June 2003 and 30 June 2002 and were:

	Pension Benefits
	South Africa			Total Foreign			Total
	30 June 2003	30 June 2002	25 June 2001	30 June 2003	30 June 2002	25 June 2001	30 June 2003	30 June 2002	25 June 2001

	(Rand in millions)
Component of net pension cost
Service Cost	3	2	2	90	77	18	93	79	20
Interest Cost	260	160	161	137	97	24	397	257	185
Expected return on plan assets	(256)	(225)	(255)	(66)	(101)	(24)	(322)	(326)	(279)
Amortisation of:	—	—	—	—	—	—	—	—	—
Unrecognised prior service cost	45	30	—	24	—	—	69	30	—

Net pension cost/(credit)	52	(33)	(92)	185	73	18	237	40	(74)

        The weighted average assumptions used in calculating actuarial valuations of the principal pension plans were:

	Pension Benefits
	South Africa		North America		Germany		Netherlands
	30 June 2003	30 June 2002	30 June 2003	30 June 2002	30 June 2003	30 June 2002	30 June 2003	30 June 2002

Discount rate	11.0%	13.0%	5.7%	6.3%	5.3%	6.0%	5.0%	5.0%
Expected return on plan assets	11.0%	12.0%	8.5%	10.5%	—	—	5.0%	5.0%
Expected future salary increases	7.5%	10.5%	2.5%	3.8%	2.5%	3.0%	2.5%	3.5%

Post retirement healthcare

        The post retirement benefit plan provides certain healthcare and life insurance benefits to South African employees hired prior to 1 January 1998, who retire and satisfy the necessary requirements of the medical fund. Generally, medical coverage provides for a specified percentage of most medical expenses, subject to preset rules and maximum amounts. The cost of providing these benefits is shared with the retirees. The plan is unfunded.

        Certain other healthcare and life insurance benefits are provided for employees hired in the United States of America. Generally, medical coverage pays a specified percentage of most medical expenses, subject to preset maxima and reduced for payments made by Medicare. The cost of providing these benefits is shared with the retirees. The plan is also unfunded.

	Post retirement healthcare
	South Africa		Foreign		Total
	30 June 2003	30 June 2002	30 June 2003	30 June 2002	30 June 2003	30 June 2002

	(Rand in millions)
Change in projected benefit obligation
Projected benefit obligation at beginning of year	1,468	1,264	430	336	1,898	1,600
Translation of foreign entities	—	—	(139)	88	(139)	88
Service cost	88	64	6	8	94	72
Interest cost	155	130	28	29	183	159
Actuarial losses	15	168	127	—	142	168
Settlement/curtailment loss	—	(108)	—	—	—	(108)
Benefits paid	(46)	(50)	(31)	(31)	(77)	(81)

Projected benefit obligation at end of year	1,680	1,468	421	430	2,101	1,898

        Reconciliation of the funded status to amounts recognised in the consolidated balance sheets:

	Post retirement healthcare
	South Africa		Foreign		Total
	30 June 2003	30 June 2002	30 June 2003	30 June 2002	30 June 2003	30 June 2002

	(Rand in millions)
Funded Status liability	(1,680)	(1,468)	(421)	(430)	(2,101)	(1,898)

Net liability recognised	(1,680)	(1,468)	(421)	(430)	(2,101)	(1,898)

Amounts recognised in balance sheet consist
Long term portion	(1,680)	(1,468)	(395)	(399)	(2,075)	(1,867)
Short-term portion	—	—	(26)	(31)	(26)	(31)

Net liability recognised	(1,680)	(1,468)	(421)	(430)	(2,101)	(1,898)

        The net periodic post retirement healthcare cost for the years ended 30 June 2003, 30 June 2002 and 25 June 2001 were as follows:

	Post retirement healthcare
	South Africa			Foreign			Total
	30 June 2003	30 June 2002	25 June 2001	30 June 2003	30 June 2002	25 June 2001	30 June 2003	30 June 2002	25 June 2001

	(Rand in millions)
Components of net post- retirement benefits cost
Service Cost	88	64	37	6	8	2	94	72	39
Interest Cost	155	130	106	28	29	7	183	159	113
Recognised net actuarial loss	15	168	330	127	—	—	142	168	330

Net periodic benefit cost	258	362	473	161	37	9	419	399	482
Settlement/curtailment gain	—	(108)	—	—	—	—	—	(108)	—

Net Pension Cost	258	254	473	161	37	9	419	291	482

        The weighted average assumptions used in calculating actuarial valuation to post-retirement benefits were:

	Post retirement healthcare
	South Africa		Foreign
	30 June 2003	30 June 2002	30 June 2003	30 June 2002

Weighted average assumptions:
Discount rate	11.0%	10.9%	6.0%	7.3%
Expected future salary increases	7.5%	6.3%	3.8%	3.8%
Expected future medical inflation
—Initial	9.0%	9.3%	9.0%	8.5%
—Ultimate	9.0%	9.3%	5.5%	5.5%

        Assumed health care cost trend rates have a significant effect on the amounts reported for the health care and life insurance plans. A one percentage-point change in assumed health care cost trend rates could have the following effect:

	Post retirement healthcare
	South Africa		Foreign
	Point increase	Point decrease	Point increase	Point decrease

2003
Effect on total service and interest cost components	49	(39)	4	(3)
Effect on accumulated post retirement benefit obligations	321	(255)	57	(45)

2002
Effect on total service and interest cost components	49	(36)	151	(119)
Effect on accumulated post retirement benefit obligations	357	(269)	122	(97)

2001
Effect on total service and interest cost components	34	(25)	121	(95)
Effect on accumulated post retirement benefit obligations	301	(226)	97	(76)

24.   Accumulated other comprehensive income

        The components of accumulated other comprehensive income are summarised as follows:

	30 June 2003	30 June 2002	25 June 2001

	(Rand in millions)
Unrealised holding losses from cash flow hedging activity, net of tax	(351)	(43)	—
Translation of foreign entites, net of tax	(219)	1,683	288
Minimum pension liability adjustment, net of tax	(335)	—	—

	(905)	1,640	288

25.    Concentration of risk

Financial and market risk

        In the normal course of business, we are exposed to liquidity, credit, foreign exchange, interest rate and crude oil price risks. In order to manage these risks, we have developed a comprehensive risk management process to facilitate control and monitoring of these risks. General corporate hedging unrelated to specific transactions or projects is not undertaken. Throughout the years ended 30 June 2003 and 30 June 2002 it has been and remain our policy that no speculative trading in derivative instruments be undertaken.

        Unless specified otherwise, derivative financial instruments did not qualify as designated cash flow hedges and thus fair value gains and losses are recognised in the income statement.

Liquidity risk

        We manage liquidity risk by proper management of working capital, capital expenditure and cash flows. We finance our operations through a mixture of retained profits, short and long-term bank funding, a commercial paper programme and corporate bond issues. Adequate banking facilities and reserve borrowing capacities are maintained. We have sufficient undrawn call/demand borrowing facilities, which could be utilised to fund any potential shortfall in cash resources.

        Maturity profile of financial instruments held at 30 June 2003:

		Maturity
	Carrying value	Within one year	One to two years	Two to three years	Three to four years	Four to five years	Over five years	Total Maturity

	(Rand in millions)
Financial Assets
Cash and cash equivalents (note 10)	4,061	4,061	—	—	—	—	—	4,061
Trade, other receivables, and prepaid expenses	9,558	9,558	—	—	—	—	—	9,558
Investments in Securities (note 13)	679	—	—	—	—	—	679	679
Long term receivables	581	—	197	174	130	72	8	581
Financial Liabilities
Long and short term debt	13,705	9,486	984	856	867	617	895	13,705
Trade payables	4,468	4,468	—	—	—	—	—	4,468
Accrued expenses and other obligations	4,867	4,867	—	—	—	—	—	4,867
Bank overdraft	155	155	—	—	—	—	—	155

		Maturity
	Contract Value	Within one year	One to two years	Two to three years

	(Rand in millions)
FORWARD EXCHANGE CONTRACTS
Transactions which have already occurred
Imports—Capital
US Dollar	11	11	—	—
British Pounds	1	1	—	—
Euro	21	19	2	—
Other Currency—US Dollar equivalent	99	99	—	—

Total	132	130	2	—

Imports—Goods
US Dollar	555	555	—	—
British Pounds	47	45	2	—
Euro	6	6	—	—
Other Currency—US Dollar equivalent	8	8	—	—

Total	616	614	2	—

Exports
US Dollar	263	263	—	—
British Pounds	74	74	—	—
Other Currency—US Dollar equivalent	49	49	—	—

Total	386	386	—	—

Other payables (liabilities)
US Dollar	501	485	16	—
Euro	114	114	—	—

Total	615	599	16	—

Other receivables (assets)
US Dollar	179	179	—	—

Related to future commitments
Imports
US Dollar	871	750	—	121
British Pounds	11	11	—	—
Euro	401	373	28	—
Other Currency—US Dollar equivalent	31	—	—	31

Total	1,314	1,134	28	152

Other payables (liabilities)
US Dollar	2,442	2,442	—	—
British Pounds	3	3	—	—
Euro	519	519	—	—

Total	2,964	2,964	—	—

Other receivables (assets)
US Dollar	11	11	—	—

COMMODITY DERIVATIVES
Crude Oil	98	98
Other raw materials	124	105	19
Put options sold	14	14

		Maturity
	Nominal Value	Within one year	One to two years	Two to three years

	(Rand in millions)
CROSS CURRENCY SWAPS
Euro to US Dollar	5,691	5,691	—	—

INTEREST RATE DERIVATIVES
Pay fixed rate receive floating rate
US Dollar	627	102	525	—
Euro	1,359	253	1,106	—

	1,986	355	1,631	—

Credit risk

        We have credit risk with respect to long-term receivables, trade receivables, cash and cash equivalents, term investments and derivative contracts. The exposure to credit risk with regard to trade receivables is not concentrated due to a large customer base. Adequate provision is made for doubtful debts.

        We minimize our credit risk relating to financial instruments by only transacting with major financial institutions on listed exchanges. Counterparty credit limits are in place and reviewed and approved by the respective subsidiary boards.

        Credit risk exposure in respect of trade receivables is analysed as follows:

	2003	2002

	%	%
By business segment
Sasol Mining	—	—
Sasol Synfuels	14	15
Sasol Oil and Gas	11	11
Sasol Olefins and Surfactants	40	40
SasolSolvents	12	12
Sasol Nitro	7	9
Sasol Polymers	8	9
Sasol Wax	8	—
Other Group companies	—	4

	100	100

By geographic location
South Africa	46	41
Rest of Africa	2	5
Europe	31	34
Middle East	5	3
Far East	4	2
North America	9	10
South America	2	1
Southeast Asia and Australasia	1	4

	100	100

        No single customer represents more than 10% of the Group's total turnover for the years ended or total trade receivables at 30 June 2003 and 30 June 2002.

Foreign exchange risk

        Our operations are denominated in various foreign currencies and consequently, we are exposed to exchange rate fluctuations that have an impact on our cash flows and financing activities. We manage our foreign exchange risks through our Group financing policies and the selective use of forward exchange contracts, cross currency swaps and cross currency options. We use foreign exchange contracts to reduce foreign currency exposures arising from imports into South Africa. Hedging of exports from South Africa is evaluated regularly and on a case-by-case basis.

        All foreign exchange derivative contracts are supported by underlying commitments or receivables.

        The fair value gains/(losses) calculated below are determined by recalculating the daily forward rates for each currency using a forward rate interpolator model. The net market value of all forward exchange contracts at year end was then calculated by comparing the forward exchange contracted rates to the equivalent year end market foreign exchange rates. The present value of these net market values were then calculated using the rand discount curve.

        The following forward exchange contracts were held at 30 June 2003:

	Contract foreign currency amount	Contract amount in Rand	Estimated fair value gain/(loss)	Average rate

	(millions)	(Rand in millions)
FORWARD EXCHANGE CONTRACTS
Transactions which have already occurred
Imports—Capital
US Dollar	1	11	(2)	7.93
British Pounds	—	1	—	13.12
Euro	2	21	(1)	9.37
Other Currency—US Dollar equivalent	13	99	(9)

Total		132	(12)

Imports—Goods
US Dollar	73	555	(33)	7.61
British Pounds	4	47	(2)	13.28
Euro	1	6	—	8.94
Other Currency—US Dollar equivalent	1	8	(1)

Total		616	(36)

Exports
US Dollar	33	263	6	7.89
British Pounds	6	74	(1)	12.39
Other Currency—US Dollar equivalent	7	49	2

Total		386	7

Other payables (liabilities)
US Dollar	62	501	(49)	8.04
Euro	13	114	(7)	8.87

Total		615	(56)

Other receivables (assets)
US Dollar	24	179	—	7.49

Related to future commitments
Imports
US Dollar	87	871	(174)	9.97
British Pounds	1	11	—	12.39
Euro	41	401	(30)	9.73
Other Currency—US Dollar equivalent	5	31	(2)

Total		1,314	(206)

Other payables
US Dollar	296	2,442	(102)	8.25
British Pounds	—	3	—	13.61
Euro	57	519	(7)	9.13

Total		2,964	(109)

Other receivables
US Dollar	2	11	—	7.5

CROSS CURRENCY SWAPS
Euro to US Dollar	703	5,691	(383)	8.09

Interest rate risk

        We monitor exposure to interest rate risk on debt and investments on a continuous basis. The financing of the Group is structured on a combination of floating and fixed interest rates. The benefits of fixing or capping interest rates on debt to achieve improved predictability of cash flows are considered and implemented on a case-by-case basis.

        The external financing of the Sasol Chemie group, entered into during 2001, consist primarily of a euro 470 million (R4,056 million) and US$165 million (R1,424 million) floating rate credit facility. Approximately 61% of this variable interest rate exposure has been hedged into a fixed interest rate using interest rate swaps designated as cash flow hedges. Interest rate swaps are initially recognised in the balance sheet at cost and subsequently remeasured to the fair value. Changes in fair value of interest rate swaps that are designated and qualify as effective cash flow hedges are recognised in other comprehensive income until the underlying interest payments are made on the hedged debt at which time they are reclassified to finance costs.

        The following interest rate derivative contracts were in place at 30 June 2003:

	Notional contract amount
	Foreign Currency	Rand Equivalent	Expiry Date	Average fixed rate	Estimated fair value gain/(loss)

	(millions)	(Rand in millions)			(Rand in millions)
INTEREST RATE DERIVATIVES
Pay fixed rate receive floating rate
US Dollar	84	627	15 June 2005	5.40	(44)
Euro	158	1,359	15 June 2005	4.70	(64)

Total		1,986			(108)

Crude oil price risk

        We make limited use of derivative instruments, including commodity swaps, options and futures contracts of short duration as a means of mitigating price and timing risks on crude oil and other energy related product purchases and sales. In effecting these transactions, the companies concerned operate within procedures and policies designed to ensure that risks, including those relating to the default of counterparties are minimised.

        The following hedging instruments were in place in respect of crude oil futures at 30 June 2003:

	Contract foreign currency amount	Contract amount	Estimated fair value gain/(loss)	Strike Price

	(millions)	(Rand in millions)	(Rand in millions)
Commodity derivatives
Options purchased
Crude oil futures (US Dollar)	13	98	(6)	28.1
Other Raw Materials (US Dollar)	17	124	(5)	Various
Options sold
Put options sold (Euro)	2	14	5	17.4

Commodity chemical prices

        We are exposed to price risk in respect of certain of our chemical products. The prices of chemical products are based on international chemical prices of those commodities, which include ethylene, propylene, ammonia and certain solvents and polymer prices. No derivative instruments were entered into to hedge these risks.

Disclosures regarding fair value of financial instruments

Cash and cash equivalents and bank overdraft

        The carrying amount approximates fair value as a result of the short-term maturity of these instruments.

Investments

        The fair value of debt securities is determined using a discounted cash flow method. It is not practical to determine the fair value of unlisted equity investments. These investments are carried at their original cost in the balance sheet.

Long-term receivables

        The fair value of long-term receivables approximates the carrying value as market related rates of interest are charged on these outstanding amounts.

Long-term and short-term debt

        The fair value of long-term debt is estimated based on the effective interest rate and expected future cash flows. The fair value of short-term debt approximates the carrying value as a result of the short-term maturity periods.

Foreign currency contracts and cross-currency options

        The fair value gains/(losses) calculated below are determined by recalculating the daily forward rates for each currency using a forward rate interpolator model. The net market value of all forward exchange contracts at year end was then calculated by comparing the forward exchange contracted rates to the equivalent year end market foreign exchange rates. The present value of these net market values were then calculated using the rand discount curve.

Interest rate swaps and oil futures

        The fair value of interest rate swaps and oil futures is determined by reference to quoted market prices for similar instruments.

        The fair values of financial instruments was as follows:

	Years ended:
	30 June 2003		30 June 2002
	Carrying Value	Fair Value	Carrying Value	Fair Value

	(Rand in millions)
Cash and Cash equivalents	4,061	4,061	3,532	3,532
Investments in securities for which it is:
—practical to estimate fair value	153	153	112	112
—not practical to estimate fair value	526	—	365	—
Long term receivables	581	581	581	581
Long and short-term debt	(13,705)	(13,705)	(9,299)	(9,292)
Bank overdraft	(155)	(155)	60	(60)
Foreign currency options	(412)	(412)	(95)	(95)
Cross-currency options	(383)	(383)	4	4
Interest rate swaps	(108)	(108)	(55)	(55)
Commodity derivatives	(6)	(6)	(3)	(3)

Labour risk

        Approximately 54% of the South African labour force in South Africa are members of labour unions. The majority of the union members are blue-collar employees. The unions negotiate an annual wage agreement which is binding on employees in the bargaining unit which consists of occupational groupings of mainly blue collar workers in the organisation. These agreements are valid from 1 July to 30 June of each year. There are no long-term wage agreements in place.

        The levels of unionisation for operations outside South Africa varies. It is mostly contained amongst blue collar workers and membership ranges from 30-50%.

Mining Charter

        In October 2002, the government and representatives of South African mining companies and mineworkers' unions signed a charter (the Mining Charter), designed to facilitate the participation of historically disadvantaged South Africans in the country's mining industry. The Mining Charter requires mining companies to ensure that historically disadvantaged South Africans hold at least 15% ownership of mining assets in South Africa within five years from the signing of the Mining Charter and reach ownership of at least 26% within 10 years. The Mining Charter also requires that transactions must take place in a transparent manner, on a willing seller buyer basis, at fair market value, where mining companies are not at risk. It also requires that mining companies assist historically disadvantaged groups in securing finance to fund participation in an amount of R100 billion over the next five years. We are closely monitoring developments in connection with the mining charter and its application. It cannot be assured that the costs that may be incurred in any restructuring that may be undertaken as a result of the Mining Charter and relevant developments will not have a material affect on the Group's operating results, cash flows and financial position.

Liquid Fuels Charter

        The Liquid Fuels Charter requires the Group to ensure that historically disadvantaged South Africans hold at least 25% ownership of liquid fuels business by the year 2010. Whilst it is the Group's intention that equity participation will take place through transactions at fair market value, it cannot be assured that these transactions will ocurre at fair market terms and that this will not have a material adverse effect on Group's operating results, cash flows and financial position.

26.    Supplemental cash flow information

        Details of supplemental disclosures of cash flow or non-cash investing and financing information was:

	Years ended:
	30 June 2003	30 June 2002	25 June 2001

	(Rand in millions)
Cash generated by operating activities included:
Interest paid	1,279	836	487
Income taxes paid (net of refunds)	5,441	4,697	2,904
Non cash investing and financing activities included:
Detail of businesses acquired:
—Current assets and other	2,221	—	6,948
—Fair value of non current assets	1,401	—	8,555
—Liabilities assumed including deferred taxes	(2,946)	—	(7,123)
—Cash balance acquired	(171)	—	(138)

Cash paid, net of cash acquired	505	—	8,242
Assets acquired under capital lease obligations	323	396	—

27.    Related parties

        No significant transactions have been identified with entities controlling, controlled by or under common control with Sasol, including individuals holding significant influence over Sasol or with Sasol senior management.

        The Group entered into transactions with related parties, comprising mainly product sales and sales of raw materials. These sales are in the ordinary course of business and terms and conditions are determined on an arm's length basis.

        The transactions and balances with related parties are summarised below:

	Years ended:
	30 June 2003	30 June 2002	25 June 2001

	(Rand in millions)
Income
Sales of goods and services	1,951	1,250	957

Expenses
Purchases of goods and services	132	274	106

        Included in the above amounts are a number of transactions with related parties which are individually insignificant

        The balances of receivables and payables between the Group and its related parties are as follows:

	30 June 2003	30 June 2002	25 June 2001

	(Rand in millions)
Receivables
Total South Africa Limited	75	61	31
Schümann Sasol International Aktiengesellschaft	—	51	37
Sasol Chevron Holdings Limited	—	35	24
Merisol LP	38	30	20
Roche Blasting Services (Pty) Limited	14	16	—
Petlin	2	—	—
DPI	27	15	26
Wesco China	15	—	—
Oryx GTL	14	—	—
Spring Lights	11	—	—
Other related parties	114	32	20

	310	240	158

Long term receivables
Merisol LP	76	191	96
Roche Blasting Services (Pty) Limited	21	—	—

	97	191	96

Payables
Other related parties	13	20	20

	13	20	20

28.    Post balance sheet events

10.5% Unsecured Guaranteed Registered Notes

        The Group issued R2,000 million unsecured guaranteed registered notes with minimum denominations of R1 million each on 1 September 2003. The Group will utilise the bond for general corporate purposes. Interest on the notes will be payable semi-annually in arrear on 1 March and 1 September of each year commencing on 1 March 2004, until the due date for redemption. The notes will bear interest at a fixed rate of 10.5% per annum. The maturity date of the notes is 1 September 2007.

Acquisition of subsidiary

        On 11 July 2003 Sasol Italy S.p.A. acquired the remaining 48.05% shares in G.D. Portbury Limited (Dubai) trading as Sasol Gulf for a cash consideration of US$ 2.65 million (R 20 million).

Sasol Mining—coal mining venture

        In June 2002, Anglo Operations Limited and Sasol Mining initiated a study to consider the development of the Kriel South coal reserves in Mpumalanga province, South Africa. Subsequent to 30 June 2003, an agreement was reached in terms of which Anglo Operations Limited will establish a new opencast operation on the northern portion of the coal field and Sasol has been granted access to the southern portion of the Kriel South coalfield, through the expansion of its existing underground operations at Syferfontein Colliery.

        Anglo American will invest R769 million (US$96 million) and our share will be R320 million (US$40 million) in the project. Anglo American will produce, for Sasol's consumption, 5 million tons of coal per annum while a similar production rate will be added to the rate at which Sasol's Syferfontein Colliery will produce. Together they are expected to yield an estimated 200 million tons of thermal coal for supply to Sasol Synfuels at Secunda over 20 years. Production will commence in July 2005.

Petroleum Pipelines Bill

        The South African Government has amended the Petroleum Pipelines Bill such as to guarantee National Petroleum Refiners of South Africa (Pty) Limited's (Natref) supply of crude oil through the Durban—Sasolburg Crude Oil Pipeline. The Bill envisages a pipeline licensing dispensation that will ensure the supply of crude oil to Natref at commercial rates for its existing refining capacity for as long as it continues to operate. The Bill does not specifically provide for a continued differentiation between the pipeline tariff for the transport of crude-oil and that of refined products. A reduction in this differential would have an adverse effect on the refining margins of the Natref refinery.

        The Bill is of an enabling nature, and provides for a pipeline authority to be instituted. This pipeline authority will be empowered to set tariffs for petroleum pipes. The revised bill outlines specific guidelines for the pipeline authority in determining and approving pipeline tariffs. Until such time as the proposed legislation is promulgated and decisions taken by the pipeline authority, the impact on Sasol's share in Natref cannot be ascertained. The authority will also approve the tariffs for storage and loading facilities. In terms of the Bill tariffs must be set at a level that will enable the licensee to recover its investment, operate and maintain the system and make a profit commensurate with the risk. The bill provides that licensees may not discriminate between customers or classes of customers regarding access, tariffs, conditions or service except in circumstances approved by the regulating authority.

Petroleum Products Act Amendment Bill

        This bill was tabled in parliament on 25 August 2003. The bill aims to create a legislative framework for the governance of the fuel industry in South Africa. This bill will have an impact on the fuel industry after the termination of supply agreements between the oil companies at the end of December 2003. Sasol is currently in the process of evaluating the effects of this bill.

Euro 350 million Syndicated Dual Currency Revolving Credit Facility

        On 17 September 2003, Sasol mandated Crédit Agricole Indosuez and Dresdner Kleinwort Wasserstein to arrange a euro 350 million Syndicated Dual Currency Revolving Credit Facility (the "Facility") on its behalf. The facility has a tenor of three years at a margin of 60 basis points (0.6%) per annum. It will refinance the existing USD400 million syndicated loan facility, and serve for general corporate purposes.

Sasol Oil (Pty) Limited (Sasol Oil) and Exel Petroleum (Pty) Limited (Exel) plan merger

        On 1 October 2003, Sasol Oil and Exel applied to the Competition Commission in South Africa, for approval to merge their businesses. The merged Company will incorporate all of the liquid fuels interests of both Sasol Oil as well as the economic use of the refining capacity in Synfuels and Exel Petroleum. Exel has 189 service stations and currently has a 3.7% petrol market share and a 7% diesel market share. The agreement is subject to approval by the South African Competition Authorities.

GLOSSARY OF TERMS

Acrylic acid	An unsaturated acid that polymerizes readily and is used as building block for acrylic polymers.
Aeromagnetic surveys
The determinations of the variability of the surface magnetism by trailing a detector behind an aircraft at a certain altitude above surface. These surveys are used to determine discrete magnetic bodies in the near surface strata such as dolerite dykes and sills.
Alcohol
Besides ethanol, the term refers to a broader class of chemicals. Alcohols are produced either by the fermentation of sugar or synthetically from petroleum derivatives such as ethylene and propylene. Used in organic synthesis, as solvents, detergents, beverages, pharmaceuticals, plasticiziers and fuels.
Alkylamines	Derivative of ammonia in which one or more of the hydrogen atoms is replaced by a hydrocarbon group.
Alkylates
Is a product formed by reacting an olefin with an aromatic compound such as benzene. This product is reacted with sulfuric acid to produce a surfactant referred to as Linear Alkylbenzene Sulfonates referred to as LABS.
Amines	Derivatives of ammonia in which one or more hydrogen atoms have been replaced by hydrocarbon atoms.
Ammonia	A compound of nitrogen and hydrogen and used for the production of fertilizers and nitrogen-containing acids such as nitric acids.
Ammonium nitrate	A derivative of ammonia containing additional oxygen, nitrogen and hydrogen atoms. Used to produce fertilizers and explosives.
Baseload
The continuous, recurrent volume of pipeline gas provided to a market through a gas pipeline network, which determines the economic viability of the particular gas pipeline project, including the ability to obtain and repay financing for the project.
Beneficiation	Adding value to lower-value raw materials by further processing.

Borehole density	The ratio of the surface area divided by the number of boreholes and is an indication of the level of information for a specific property.
Brownfields	The expansion of an existing mine working into adjacent reserve areas that are situated next to the existing mine boundaries.
Butadiene	A co-monomer. Used predominantly in the production of synthetic rubber.
Butene
Also known as an "olefin". Used: (1) in gasoline, (2) copolymerized with ethylene, (3) polymerized with itself, (4) reacted with aromatics; to yield a product of (in the case of (3) & (4)) higher octene for gasoline production.
Carbide	A compound of carbon and a metallic or semi-metallic element (e.g., calcium, silicon, aluminum, boron).
Carbonaceous mudstone interburden	Clay sized sedimentary material that is encountered between discrete correlateable coal seams.
Carbonaceous mudstone to siltstone parting
Material that may be present within a coal seam which is composed of sedimentary material, deposited in varying velocities of water, stagnant conditions for carbonaceous mudstone to slowly moving for siltstone.
Carbon dioxide
A greenhouse gas produced by combustion of carbon-containing compounds. Used in solid (dry ice), liquid and gaseous form in a variety of industrial applications such as beverage carbonation, welding and chemicals manufacture.
Catalyst	A material that accelerates or retards a chemical reaction without being chemically affected itself (although it may be physically changed or even destroyed).
Ceramic	A hard and durable material with a crystalline structure and high resistance to chemical corrosion and heat, with a broad range of applications.
Chemical reaction	The formation of new chemical substances from one or more reactants through the breakage of existing bonds between atoms and the creation of new ones.
Coal pile	Individual bands or laminations of different types of coal within an individual coal seam that can be correlated horizontally for a finite distance.

Coal Reserves	That part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.
Cobalt	A metal element often found in the ores of other metals, soils, plants and animals. Component of catalyst systems used in the petrochemical and oil refining industries.
Commission
A critical period during which a newly constructed or modified production facility is de-bugged, tested and "switched-on", following which the facility is formally declared commercially production ready.
Co-monomer
A component of a polymer (see Polymer) that by their presence in the final consumer product (e.g. automobile trim, plastic bag, water pipes) conveys enhanced performance (appearance, flexibility, impact strength) attributes. Examples of co-monomers are: propylene, butane, hexene, octene and butyl acrylate.
Copolymer	A polymer produced from two or more dissimilar monomers.
Corrosion	The slow destruction of metal by chemical reaction; for example, iron or steel can rust away through their reaction with oxygen contained in air or water.
Creosote	A black liquid derived from the gasification of coal and the subsequent distillation of the coal tars. Commonly used as a timber preservative.
Cresylics
A commercial blend of phenolic (ring shaped) molecules with hydroxyl groups (consisting of an oxygen and hydrogen atom) attached to it. Normally produced from coal tars when coal is gasified. Used in a wide range of applications such as resins, gasoline additive, coatings for magnet wire for small electric motors, and disinfectants.
Cyclone	A separation device found on chemical facilities to separate material based on their densities which also separates course and fine particles.
Derivatization
This refers to the changing of the nature of a chemical by reaction with a second chemical. For example, when an alcohol such as ethanol is reacted with acetic acid, ethyl acetate is produced. Ethyl acetate is then a derivative of ethanol.

Devolatilization	The effect that heating of the coal measures due to emplacement of dolerite dykes and sills, resulting in the coal losing some of the volatile matter content contained within the coal.
Directional drilling	The drilling of a continually steered drill hole from the surface into the selected coal seam, in a predetermined direction and at a predetermined elevation.
Distillation
A process whereby mixtures of liquids are separated into their individual components under conditions of controlled heating and pressure. Each component of the mixture has a boiling-point unique to its chemical and physical properties enabling separation.
Dolerite dykes and sills
The igneous intrusions (cross cutting the strata—dykes, and partially conformable to the strata—sills) in the strata related to the emplacement of the basaltic lavas of the Lesotho Basalt Formation during the break up of the Gondwanaland super continent about 145 million years ago.
Ethoxylate
Surfactants that are produced by reacting long-chain alcohol molecules with chemical substances called ethylene oxides (ethylene molecules combined with an oxygen molecule). Commonly used in detergent formulations.
Ethyl acetate
A colorless liquid at room temperature and atmospheric pressure. Commonly known in the chemical industry as an "ester". Made from acetic acid and ethanol. Commonly used as a cleansing and extraction agent, in the paper and perfume industry and as a solvent (in ink and paint).
Ethylene
One of the fundamental building blocks of the chemical industry. A colorless gas usually produced as a consequence of heating crude oil derived material at high temperature. Commonly used as a building block in the production of polymers, lubricants, and antifreeze.
Fraction	A term commonly used in the petrochemical industry to describe a specific "range" (fraction) of hydrocarbons in a mixture, in terms of their chemical and physical properties.
Front-end engineering design	Conceptualizing and beginning the design of a plant.

Hexene	A co-monomer, (see Co-monomer). A straight chain hydrocarbon molecule containing 6 carbon atoms with one double bond between 2 carbon (usual terminal) atoms.
Homopolymer	A polymer made from a single monomer. The polymer does not contain any co-monomer, example: polyethylene.
Horizontal drilling
The drilling of a horizontally orientated drill hole into the coal horizon from the mine workings. These drill holes are used to determine the presence of gas accumulations and displacement of the coal seam horizon.
Igneous	Of fire, fiery. Rocks produced by volcanic or magmatic action.
Impact copolymers	A particular form of polymer that by chemical and mechanical design is able to resist impact, e.g. automotive components.
Isomerisation	A process that changes the chemical and physical properties of a class of chemicals. Typically used to upgrade marginal product streams in a refinery, i.e. from a lower to a higher octene rating.
Limestone
A sedimentary rock composed mostly of calcium (the shell remains of marine animals), carbon and oxygen. One of its industrial uses is as an agricultural fertilizer, especially when mixed with ammonium nitrate, which is rich in nitrogen.
Linear Alkylbenzene (LAB)	Produced by the reaction of benzene with paraffins and is used as an intermediate in the production of surfactants in the detergent industry.
Methane	A dominating component of natural gas, which is highly flammable. Used in the production of ammonia, methanol, as a source of heat and a feedstock for our GTL process.
Methylamine	Colorless gas with a strong ammonia smell derived from methanol and ammonia. It is used as an intermediate for dyes, pharmaceuticals, fungicides, tanning and solvents.
Methyl Ethyl Ketone (MEK)	A colorless liquid commonly used as a solvent (in adhesives, inks and paints) and a selective extractant.
Methyl Isobutyl Ketone (MIBK)	A flammable colorless liquid. It is used largely as a solvent in surface coatings.

Monomer	A chemical capable of converting to long-chain polymers (plastics) or synthetic resins by combination with itself or other similar molecules or compounds.
Naphtha
A crude oil fraction used in the fuel market as a primary component for gasoline production. Also used as a feedstock for production of petrochemical products such as olefins and aromatics, which are the basic building blocks of other downstream chemical products.
n-Butanol
A straight chain hydrocarbon molecule containing 4 carbon atoms and a hydroxyl group at the end of the molecule. Also part of a family of molecules called "alcohols" or "oxygenates". Used as a solvent for resins and coatings, in detergent formulations, or as a plasticiser.
Nitric acid	A colorless strong acidic, corrosive liquid produced from ammonia. It is primarily used for the production of fertilizers and some industrial explosives and chemicals.
Octene	A straight chain hydrocarbon molecule containing eight carbon atoms and one double bond between atoms. Used as a co-monomer in the production of polymers.
Olefin
Hydrocarbon molecules of varying carbon chain length characterized by a double bond between atoms. They have a bonding propensity which allows formation of larger molecules. They are used as chemical intermediates for production of plasticizer alcohols, polymers, polyethylene, fatty acids, detergent alcohol, lube oil additives and surfactants.
Oligomerize	The process of joining double bond hydrocarbon molecules (monomers) together to form short chained molecules consisting only of a few monomers.
Oxygenates
Organic compounds containing one or two oxygen atoms in their structure. They include ketones, alcohols, phenols, esters and aldehydes which are used as intermediates for producing a number of chemical products used in industries such as paints, adhesives, printing, coatings and pharmaceuticals.

Paraffin
Straight or branched hydrocarbons chain with its physical form varying from gases to waxy solids as the length of the chain increases. They are derived from gas oil fractions. Their primary usage is raw material for the production of olefins, Linear Alkylbenzenes (LAB), solvents, detergent alcohol and lubricants.
Paraffin waxes
A white, translucent solid, consisting of a mixture of solid hydrocarbons of high molecular weight and derived from crude petroleum/wax. It exhibits different physical properties such as size and structure of crystals, melting point and molecular weight. It can be used in a neat form or as blends for specific applications, such as candles, lubricants, polishes and cosmetics.
Pentene	A double bonded hydrocarbon with five carbon atoms. 1- Pentene (the double bond between atoms is at the start or the end of the chain) is used as a co-monomer in polypropylene production.
Perchloroethylene	Colorless liquid, used for applications like dry-cleaning solvent, vapor-degreasing solvent, drying agent and heat-transfer medium.
Phenol	A ring shaped molecule most commonly produced from cumene. It can also be recovered from coal tar and petroleum streams. It is mainly used as a chemical intermediate for downstream chemicals.
Phosphate	Phosphorous and phosphoric acid derived chemical, with commercial markets in agricultural and industrial sectors, e.g. fertilizers, livestock supplements, paper and water treatment.
Plasticizers	Chemical additives used as processing aids to facilitate the production of PVC, resins and polymers and influencing the physical properties of desired products.
Ply	The lateral continuity of a similar type of coal within a coal seam, as opposed to the vertical continuity of a particular type of coal.

Polyethylene
A macromolecule consisting of a long chain of ethylene molecules. It can be composed of straight-chain molecules (in a line formation), which provide a dense material known as high-density polyethylene, or of branched chain molecules (in a branch formation) that yield a product called low-density polyethylene. Used in a broad range of applications e.g. wire and cable coatings, pipe and molded fittings and packaging in especially the food industry.
Polymer	A collective term typically used in reference to polyethylene, polypropylene and other polymers.
Polymerize	To join molecules (monomers) of the same structure together so as to form larger molecules (polymers).
Polypropylene
A macromolecule consisting of a long chain of repeating propylene molecules. Commonly used for packaging film, molded parts for cars, appliances, housewares, fibers for carpets and upholstery, crates for soft drink bottles, toys.
Polystyrene	A polymer made from styrene, commonly used in applications like packaging, disposables, toys, construction and housewares.
Polythene	Generic name for polyethylene. See polyethylene.
Polyvinyl chloride
The plastic known as PVC commonly used for piping and other applications such as the production of gutters, toys, and garden hoses. PVC is produced by first ethylene reacting with chlorine and subsequently using a suitable catalyst to convert the intermediate product to a long-chain molecule.
Potassium
One of the elemental metals that is essential in plant growth, animal and human nutrition, occurring in all soils. Potassium is commonly used as a laboratory reagent, and as a component of fertilizers.
Prills	A physical form in which a chemical (e.g. urea, polyethylene) as solid is processed and sold.

Probable Coal Reserves
Reserves for which quantity and grade and/or quality are computed from information similar to that used for proven (measured) reserves, but the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven (measured) reserves, is high enough to assume continuity between points of observation.
Proven Coal Reserves
Reserves for which: (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling; and (b) the sites for inspections, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established.
Reactor	Industrial unit to provide the physical conditions required for specific chemical reactions to take place.
Reclaimers
Large automated machines that consist of a rotating drum which picks up coal laid out on a pad in an orderly fashion and places that coal on a conveyor belt. Normally reclaimers will reclaim coal at a constant rate.
Reform
Decomposition (cracking) of hydrocarbon gases or low-octene petroleum fractions by heat and pressure, often in the presence of a catalyst. Steam reforming of natural gas is an important method of producing hydrogen.
Room and Pillar mining	The mining method used in flat-lying shallow mineral deposits, where a number of roads are developed leaving pillars to hold up the roof.
Slurry	Liquid substance containing solid particles.
Solvent
A substance capable of dissolving another substance to form a solution at the molecular or ionic size level. The main uses of organic solvents are in the coatings field (paints, varnishes and lacquers), industrial cleaners, printing inks, extractive processes and pharmaceuticals.
Stackers	Large automated machines that stack coal from a conveyor belt on to a flat pad in an orderly fashion. They consist of an inclined conveyor and swinging boom.

Styrene	A liquid hydrocarbon partly composed of a ring-shaped molecule (benzene) with an ethylene side chain which can be easily converted to polystyrene used in packaging.
Sulfur
A pale yellow non-metallic element found as a component of crude oil, natural gas and coal. Sulfur is commonly used in making gunpowder, matches, sulfuric acid, the vulcanizing of rubber, and the treatment of skin diseases.
Surfactant
Any compound that reduces surface tension when dissolved in water or water solutions, or which reduces interfacial tension between two liquids, or between a liquid and a solid. A surfactant facilitates the solution of otherwise immiscible components e.g., oil and water. Also called surface-active agents. Used as the active ingredient in detergents.
Train	A sequence of processing units, each of them performing a different function to arrive at the final product.
Trimerization	Trimerization is the joining of three molecules of ethylene to form 1-hexene
Urea	A soluble, colorless, crystalline, nitrogen-containing compound derived from ammonia primarily used as a fertilizer.
Vertical diamond drilling
The drilling of a drill hole using a diamond impregnated drill bit to acquire drill core for the entire length of the drill hole. Therefore a continuous sample of the rock mass is obtained over the mineral bearing strata.
Zeolite	A chemical substance consisting of silica and aluminum extensively used as a water- softener and a detergent component.

Locality Plan of Sasol Plants and Mines in Southern Africa.

Locality Plan of Sasolburg

VANDERBIJLPARK
VEREENINGING
MOHLOLO/WONDERWATER
SIGMA
SASOLBURG
PARYS
KOPPIES
N
TOWNS
SASOL MINES
ROADS
RIVERS & STREAMS

Locality Plan of Secunda

KINROSS
SYFERFONTEIN
EVANDER
TRICHARDT
SECUNDA
EMBALENHLE
TWISTDRAAI
EASTMINE
WEST SHAFT
MIDDELBULT
TWISTDRAAI
WESTMINE
TWISTDRAAI
CENTRAL
EMBALENHLE
BRANDSPRUIT
DRIEHOEK SHAFT
BOSJESSPRUIT
NO. 2 SHAFT
CHARL
CILLIERS
SOUTH SHAFT
TOWNS
SASOL FACTORIES
SASOL MINES
STOCKPLIES
ROADS
RAILWAYLINES

QuickLinks

TABLE OF CONTENTS
PRESENTATION OF INFORMATION
FORWARD-LOOKING STATEMENTS
ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES
PART I
Nominated capacity and production
OUR RESULTS OF OPERATIONS FOR THE YEARS ENDED 30 JUNE 2003 AND 30 JUNE 2002
OUR RESULTS OF OPERATIONS FOR THE YEARS ENDED 30 JUNE 2002 AND 25 JUNE 2001
Impairments
Operating profit per segment
Forward Exchange Contracts
PART II
PART III
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED 30 JUNE 2003, 30 JUNE 2002 AND 25 JUNE 2001
SIGNATURES
Report of Independent Auditors
SASOL LIMITED AND ITS SUBSIDIARIES CONSOLIDATED INCOME STATEMENTS for the years ended
SASOL LIMITED AND ITS SUBSIDIARIES CONSOLIDATED BALANCE SHEETS At
SASOL LIMITED AND ITS SUBSIDIARIES CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY for the years ended 30 June 2003, 30 June 2002 and 25 June 2001
SASOL LIMITED AND ITS SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS for the years ended
SASOL LIMITED AND ITS SUBSIDIARIES CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME for the years ended
SASOL LIMITED AND ITS SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
GLOSSARY OF TERMS
Locality Plan of Sasol Plants and Mines in Southern Africa.
Locality Plan of Sasolburg
Locality Plan of Secunda