Form 20-F
period 2004-06-30
SASOL LTD
filed 2004-10-29
CIK 314590

QuickLinks -- Click here to rapidly navigate through this document

As filed with the Securities and Exchange Commission on 29 October 2004

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

611,159,948 Ordinary Shares of no par value

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

Item 17 ☐        Item 18 ☒

i

ITEM 9.	THE OFFER AND LISTING		170
	9.A	Offer and Listing Details	170
	9.B	Plan of Distribution	170
	9.C	Markets	170
	9.D	Selling Shareholders	170
	9.E	Dilution	170
	9.F	Expenses of the Issue	170
ITEM 10.	ADDITIONAL INFORMATION		171
	10.A	Share Capital	171
	10.B	Memorandum and Articles of Association	171
	10.C	Material Contracts	176
	10.D	Exchange Controls	176
	10.E	Taxation	178
	10.F	Dividends and Paying Agents	182
	10.G	Statement by Experts	182
	10.H	Documents on Display	183
	10.I	Subsidiary Information	183
ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK		184
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES		187
PART II			187
ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES		187
ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS		187
ITEM 15.	CONTROLS AND PROCEDURES		187
ITEM 16.
	16.A	Audit Committee Financial Expert	187
	16.B	Code of Ethics	187
	16.C	Principal Accountant Fees and Services	188
	16.D	Exemption from the Listing Standard for Audit Committees	189
	16.E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	189
PART III			190
ITEM 17.	FINANCIAL STATEMENTS		190
ITEM 18.	FINANCIAL STATEMENTS		190
ITEM 19.	EXHIBITS		190
GLOSSARY OF TERMS			G-1
LOCATION MAPS			M-1

ii

PRESENTATION OF INFORMATION

        We are incorporated in South Africa as a public company under South African law. Our consolidated financial statements included in our corporate filings in South Africa were prepared in accordance with International Financial Reporting Standards, or IFRS, for the financial years ended 25 June 2000, 25 June 2001, 30 June 2002, 30 June 2003 and 30 June 2004.

        For purposes of this annual report on Form 20-F, we have prepared our consolidated financial statements in accordance with United States Generally Accepted Accounting Principles, or US GAAP. Our consolidated financial statements for each of the financial years ended 25 June 2001, 30 June 2002, 30 June 2003 and 30 June 2004 have been audited by KPMG Inc., independent accountants.

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

        We present our financial information in Rand, which is our reporting currency. Solely for your convenience, this Form 20-F contains translations of certain Rand amounts into US dollars at specified rates. These Rand amounts do not actually represent such US dollar amounts, nor could they necessarily have been converted into US dollars at the rates indicated. Unless otherwise indicated, Rand amounts have been translated into US dollars at the rate of R6.2275 per US$1.00, which was the noon buying rate for customs purposes of the Rand, as reported by the Federal Reserve Bank of New York on 30 June 2004.

        All references in this Form 20-F to "years" refer to the financial years ended on 25 June with respect to the financial year 2001 and to previous financial years and on 30 June with respect to the financial year 2002 and to subsequent financial years, unless otherwise stated.

        All references in this Form 20-F to billions are to thousands of millions.

        All references in this Form 20-F to the "Group" are to Sasol Limited, its group of subsidiaries and its interests in associates and joint ventures. All references in this Form 20-F to "us", "we", "the Company", or "Sasol" are to Sasol Limited or the companies comprising the Group, as the context may require. All references to "(Pty)" refer to Proprietary, a form of limited liability corporation in South Africa.

        All references in this Form 20-F to "South Africa" and "the government" are to the Republic of South Africa and its government. All references to the "JSE Securities Exchange" are to the JSE Securities Exchange, South Africa. All references to "SARB" refer to the South African Reserve Bank and all references to "PPI" refer to the Producer Price Index, which is used to measure inflation in South Africa. All references to "GTL" refer to the Gas-to-Liquid technology and all references to "ton" or "tons" refer to the metric ton or tons, respectively.

        Certain industry terms used in this Form 20-F are defined in the Glossary of Terms.

        Unless otherwise stated, presentation of financial information in this annual report on Form 20-F will be under US GAAP. Our discussion of business segment results follows the basis on which management measures business segment performance. Presentation of business segment results on a management basis differs from results on a US GAAP basis in certain respects. For more information on the reconciliation of segmental turnover and operating profit see Note 3 to our consolidated financial statements.

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

  •
  statements regarding our plans to enter the South African retail and commercial markets for liquid fuels;

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

  •
  the political, social and economic conditions and developments in the world, South Africa and other countries in which we operate;

  •
  our ability to improve results despite unusual levels of competitiveness;

  •
  our ability to maintain key customer relations in important markets;

  •
  growth in significant developing areas of our business;

  •
  changes in international prices of crude oil, petroleum and chemical products and in currency rates;

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

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM 3.    KEY INFORMATION

3.A    Selected Financial Data

        The following information should be read in conjunction with "Item 5. Operating and Financial Review and Prospects" and the consolidated financial statements, the accompanying notes and other financial information included elsewhere in this annual report on Form 20-F.

        The US GAAP financial data set forth below has been derived from the audited consolidated financial statements for the years ended and as at 30 June 2004, 30 June 2003 and 30 June 2002 which are included in this Form 20-F and which have been prepared in accordance with US GAAP. The US GAAP financial information for the year ended 25 June 2001 has been derived from audited financial statements not included in this annual report on Form 20-F. The IFRS financial data set forth below for the years ended and as at 30 June 2004, 30 June 2003, 30 June 2002, 25 June 2001, and 25 June 2000 has been derived from audited consolidated financial statements prepared in accordance with IFRS. The IFRS financial data set forth below for the year ended and as at 25 June 2000 is not available under US GAAP.

	Year ended
	25 June 2000	25 June 2001	30 June 2002	30 June 2003	30 June 2004	30 June(1) 2004

	(Rand)	(Rand)	(Rand)	(Rand)	(Rand)	(US$)
	(in millions, except earnings and dividends per share and number of shares)
Income Statement Data:
IFRS
Turnover	25,762	40,768	59,590	64,555	60,151	9,190
Operating profit	6,292	10,619	14,783	11,911	9,314	1,423
Income before tax	6,109	10,664	14,760	11,913	9,182	1,403
Earnings attributable to shareholders	4,096	7,125	9,817	7,817	5,940	908
US GAAP
Turnover	—	37,636	55,667	63,769	58,808	8,986
Operating profit	—	10,230	14,224	11,011	8,739	1,334
Income before tax	—	10,274	14,178	10,947	8,676	1,325
Earnings attributable to shareholders	—	6,952	9,434	7,344	5,358	819
Per share information (South African and US cents)
IFRS
Basic earnings per share	620	1,136	1,603	1,283	974	149
Diluted earnings per share	620	1,123	1,571	1,262	964	147
Dividends per share	220	320	450	450	450	69
US GAAP
Basic earnings per share	—	1,108	1,540	1,206	878	134
Diluted earnings per share	—	1,095	1,509	1,185	870	133
Weighted average shares in issue:
Average shares outstanding—basic (in millions)	604.4	627.3	612.5	609.3	610.0	—
Average shares outstanding—diluted (in millions)	660.8	634.7	625.0	619.6	616.2	—
Balance Sheet data:
IFRS
Total assets	29,665	51,443	65,730	69,619	73,486	11,228
Total shareholders' equity	17,715	23,137	31,315	33,518	35,027	5,352
Share capital	1,559	2,630	2,706	2,783	2,892	442
US GAAP
Total assets	—	51,158	62,493	67,905	68,765	10,505
Total shareholders' equity	—	23,658	30,944	32,793	33,669	5,144
Share capital	—	2,648	2,772	2,842	2,976	455

(1)
Translations into US dollars in this table are for convenience only and are computed at the noon buying rate of the Federal Reserve Bank of New York on 14 October 2004 of R6.545 per US dollar. You should not view such translations as a representation that such amounts represent actual US dollar amounts.

  Exchange rate information

        The following table sets forth certain information as published by the Federal Reserve Bank of New York with respect to the Noon Buying Rate of US dollars in terms of Rand for the years shown:

Rand per US dollar for the year ended 30 June or the respective month	Average(1)	High	Low
2000	6.33	7.18	5.99
2001	7.64	8.16	6.79
2002	10.20	13.60	8.23
2003	9.04	10.90	7.18
2004	6.88	7.80	6.17
April 2004	—	6.94	6.27
May 2004	—	7.05	6.52
June 2004	—	6.64	6.17
July 2004	—	6.34	5.91
August 2004	—	6.74	6.09
September 2004	—	6.68	6.43

(1)
The average rates on the last day of each month during the year.

        The rate on 14 October 2004 was R6.545 per US dollar.

3.B    Capitalization and Indebtedness

        Not applicable.

3.C    Reasons for the Offer and Use of Proceeds

        Not applicable.

3.D    Risk Factors

Fluctuations in exchange rates may adversely affect our business, operating results, cash flows and financial condition.

        The Rand is our principal operating currency. However, a large part of our Group's turnover is denominated in US dollars and some part in euro, derived either from exports from South Africa or from our manufacturing and distribution operations outside South Africa. Also, a significant part of our revenues is determined by the US dollar, as petroleum prices in general and the price of most petroleum and chemical products in South Africa are based on global commodity and benchmark prices which are quoted in US dollars. Hence, a large part of our Group sales (approximately 90%) is denominated in US dollars or influenced by the underlying global commodity and benchmark prices which are quoted in US dollars, while about one third of our costs are Rand denominated. Furthermore, a significant part of our capital expenditure is also US dollar-denominated, as it is directed to investments outside South Africa. The rate of change in the PPI has been for many years above the rate of inflation in the United States. This, among other factors, resulted in a concomitant decline in the value of the Rand against the US dollar up until 2002, during which year the average exchange rate was 10.20 against the US dollar. However, since early 2002, due to a variety of reasons, the Rand has strengthened against the US dollar, reaching R6.545 at 14 October 2004. Whilst the exchange rate during the current year has been relatively less volatile than in previous years we are unable to forecast whether this will continue in the foreseeable future.

        In addition, although the exchange rate of the Rand is primarily market-determined, its value at any time may not be an accurate reflection of the underlying value of the Rand, due to the potential effect of, among other factors, exchange controls. For more information regarding exchange controls in South Africa see "Item 10.D Exchange Controls".

        Up until 2002, trends in our turnover and profits were significantly positively impacted by the Rand's decline against the US dollar. See "Item 5.A Operating Results—Company and Business Overview—Exchange rate fluctuation". During 2003 and 2004, the Rand appreciated against the US dollar, negatively impacting our results. Should the Rand continue to appreciate against the US dollar in the future, this would have a further negative impact on our profits. Similarly, the strengthening of the euro against the US dollar in the last two years has negatively impacted the profitability of our European operations where a large part of our costs are euro based and a significant part of our turnover is US dollar based.

Fluctuations in refining margins and crude oil, natural gas and petroleum products prices may adversely affect our business, operating results, cash flows and financial condition.

        Market prices for crude oil, natural gas and petroleum products may fluctuate as they are subject to local and international supply and demand fundamentals and factors over which we have no control. Worldwide supply conditions and the price levels of crude oil may be significantly influenced by international cartels, which control the production of a significant proportion of the worldwide supply of crude oil, and by political developments, especially in the Middle East. Other factors which may influence the aggregate demand and hence affect the markets and prices for petroleum products in regions which influence domestic fuel prices through the Basic Fuel Price (BFP) price formula (introduced on 1 April 2003 and currently in place for the calculation of the refinery gate price in South Africa) and/or where we market these products, may include changes in economic conditions, the price and availability of substitute fuels, changes in product inventory, product specifications and other factors. In recent years, prices for petroleum products have fluctuated widely. In recent months the price of crude oil has been at very high levels. See "Item 5.D—Trend Information".

        A substantial proportion of our turnover is derived from sales of petroleum and petrochemical products. Through our equity participation in the Natref crude oil refinery, we are exposed to fluctuations in refinery margins resulting from differing fluctuations in international crude oil and petroleum product prices. We are also exposed to changes in absolute levels of international petroleum product prices through our synfuels operations. Fluctuations in international crude oil prices affect our results mainly through their indirect effect on the Basic Fuel Price (BFP) price formula. See "Item 4.B Business Overview—Sasol Synfuels" and "Sasol's Liquid Fuels Business". Furthermore, prices of petrochemical products and natural gas are also affected by fluctuation in crude oil prices. Fluctuations and, in particular, decreases in the price of crude oil and petroleum products can have a material adverse effect on our business, operating results, cash flows and financial condition.

        We use hedging instruments to protect against day to day US dollar price fluctuations affecting the acquisition cost of our crude oil needs, including Rand to US dollar exchange rate fluctuations. We have also, during the course of the 2004 year, hedged a portion of our synthetic fuel production in respect of the 2005 financial year. See "Item 8.B Significant Changes". While the use of these instruments may provide some protection against short-term fluctuation in crude oil prices it does not protect against longer term fluctuations in crude oil prices or differing trends between crude oil and petroleum product prices.

        We are unable to forecast fluctuations in refining margins and crude oil, natural gas and petroleum products prices. Fluctuations in any of these may have a material adverse effect on our business, operating results, cash flows and financial condition.

Cyclicality in petrochemical product prices may adversely affect our business, operating results, cash flows and financial condition.

        The market for chemicals and especially products such as solvents, alkylates and polymers is cyclical. Typically, higher demand during peaks in the industry business cycles leads producers to increase their production capacity. Although peaks in the business cycle have been characterized by increased selling prices and higher operating margins, in the past such peaks have led to overcapacity and supply exceeding demand growth. Low periods in the business cycle are then characterized by decreasing prices and excess capacity, which can depress operating margins and may result in operating losses. We believe that some areas within the chemicals industry currently show overcapacity with the possibility of further capacity additions in the next few years. We cannot assure you that future growth in demand will be sufficient to absorb current overcapacity or future capacity additions without downward pressure on prices of chemical products. Such pressure may have a material adverse effect on our business, operating results, cash flows and financial condition.

We may not be able to exploit technological advances quickly and successfully.

        Most of our operations, including the gasification of coal and the manufacture of synthetic fuels (synfuels) and petrochemical products, are highly dependent on the use of advanced technological methods. The commercialization and use of the appropriate advanced technologies can affect, among other things, the competitiveness of our products; the continuity of our operations, our feedstock requirements and the capacity and efficiency of our production.

        We believe that new technologies or novel processes may emerge and that existing technologies may be further developed in the fields in which we operate. Unexpected rapid changes in employed technologies or the development of novel processes that affect our operations and product range could render the technologies we utilize or the products we produce obsolete or less competitive in the future. Difficulties in accessing new technologies may impede us from implementing them and competitive pressures may force us to implement these new technologies at a substantial cost. Examples of new technologies which may in the future affect our business include the following:

  •
  The development and commercialization of non-hydrocarbon-dependent energy carrier technologies, including the further development of fuel cells or the large scale broadening of the application of electricity to drive motor vehicles. These may be disruptive to the use of hydrocarbon and refined crude oil-derived fuels.

  •
  The development of improved fuels (and associated automotive technologies) from a crude oil base with equivalent properties to that of Fischer-Tropsch derived fuels, which may erode the competitive advantage of Fischer-Tropsch fuels.

  •
  The development of nano-catalysis technologies, which manipulate catalyst performance to result in high selectivity and high purity chemical products, which may render the use of our mixed feed stream catalytic-based production processes outdated.

        We cannot predict the effect of these or other technological changes or the development of novel processes on our business or on our ability to provide competitive products. Our ability to meet the competition will depend on our timely and cost-effective implementation of new technological advances. It will also depend on our success in commercializing these advances in spite of competition we face by patents registered by our competitors. If we are unable to implement new technologies in a timely or cost-efficient basis, or penetrate new markets in a timely manner in response to changing market conditions or customer requirements, we could experience a material adverse effect on our business, operating results, cash flows and financial condition.

Our GTL projects may not prove sufficiently viable or as profitable as planned.

        We are currently developing GTL projects in Qatar and Nigeria. In addition we are considering opportunities for further GTL investments in other areas of the world. The development of these projects, either solely or through our joint venture with ChevronTexaco, is a capital-intensive process and requires us to commit significant capital expenditure and devote considerable management resources in utilizing our existing experience and know-how, especially in connection with Fischer-Tropsch synthesis technologies. See "Item 4.B Business Overview—GTL—Sasol Synfuels International". This process and its products may also give rise to patent risks in connection with the use of our GTL technology. See below, "Intellectual property risks may adversely affect our products or processes and our competitive advantage".

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
  technology and catalyst performance;

  •
  conditions in the countries in which we invest, including factors relating to political, social and economic conditions;

  •
  the extent of available gas reserves; and

  •
  timely completion of projects.

        Significant variations in any one or more of the above factors beyond our control, or any other relevant factor, may adversely affect the profitability or even the viability of our GTL investments. Should we not be successful in the implementation of our GTL projects, we may be required to write off significant amounts devoted to them, while we may need to redirect our strategy for future growth. In view of the resources invested in these projects and their importance to our growth strategy, problems we may experience as a result of these factors may have a material adverse effect on our business, operating results, cash flows and financial condition and opportunities for future growth.

There are risks relating to the sustainability of wholesale petroleum products supply agreements and to the establishment of our retail service station network.

        Up until December 2003 we were party to the Main Supply and Blue Pump Agreements, which formed a series of long-term supply agreements with the major oil companies operating in South Africa, under which oil companies purchased certain of our petroleum products up to a maximum of 7,740 million liters per year. As a result, we sold more than 80% of our petroleum production to these oil companies under the Main Supply Agreements. Moreover, we were not allowed to market liquid fuels directly to the retail and commercial markets in South Africa, with the main exception of the so-called "Blue Pumps", which were Sasol-branded fuel pumps supplying our own fuels, located at service stations of other oil companies in designated regions. The Main Supply and Blue Pump Agreements terminated in December 2003, pursuant to a notice of termination filed by our Company in 1998.

        Following the termination of the agreements, we have sold or removed the Blue Pumps and associated infrastructure from service stations owned by other oil companies, and have concluded new short-term arrangements with the oil companies to supply their petroleum products requirements in certain geographic areas. We have sold a substantial portion of our aggregate petroleum production to the oil companies under these arrangements. Further negotiations with these oil companies are ongoing. Furthermore, as a result of the termination of the agreements, the restrictions on our ability to market our petroleum products directly to the South African retail and commercial markets expired. During 2003 we commenced with the development of a service station network with a view to accessing the retail market in

South Africa with our own Sasol brand, and, in order to enhance the profitability of this network, we are concentrating on developing high volume stations in growth areas. See "Item 4.B Business Overview—Sasol's Liquid Fuel Business". We are also in negotiations with Petrolium Nasional Berhad ("Petronas") to combine our respective liquid fuels businesses in a joint venture which will provide us with further access to the South African retail market. See "Item 8.B Significant Changes".

        Nonetheless, we cannot assure you that our ongoing negotiations with other oil companies will result in beneficial arrangements on a sustainable basis. We cannot assure you that we will be successful in competing with the oil companies' established service station networks, or in optimizing the configuration of our network, or that our negotiations with Petronas will be successful, or in selling the balance of our non-committed petroleum product directly to the commercial or retail markets. Failure to meet any of these objectives may have a material adverse effect on our business, operating results, cash flows and financial condition.

There are risks relating to countries in which we operate that could adversely affect our business, operating results, cash flows and financial condition.

        Various of our subsidiaries, joint ventures and associates operate in countries and regions that are subject to significantly differing political, social, economic and market conditions. See "Item 18. Financial Statements—Note 3—Segmental Analysis" for a description of the extent of our operations in the main countries and regions in which we operate. We are a South African domiciled company. About 60% of our operations are located and 48% of our sales are generated in South Africa.

        Specific aspects of country risks that may have a material impact on our business, operating results, cash flows and financial condition include:

  (a)
  Political, social and economic issues

        Sasol has or is in the process of investing in significant operations in African, South East Asian and Middle Eastern regions that have in the past to a greater or lesser extent experienced social, economic and political uncertainty. More recently certain countries in which Sasol operates have achieved greater social, political and economic stability. Since 1994 South Africa, in particular, has experienced significantly improved social, economic and political conditions.

  (b)
  High inflation and interest rates

        Whilst over recent years, rates of inflation and interest have been at relatively low levels, the economy of South Africa, though currently well managed, at various times in the past has had high rates of inflation and high interest rates compared to the United States and Europe. Should these conditions recur, this would increase our South African-based costs and decrease our operating margins. High interest rates could adversely affect our ability to ensure cost-effective debt financing in South Africa.

  (c)
  Transportation, telecommunications and other infrastructure

        The infrastructure in some countries in which we operate, such as electricity and water supply in South Africa, may need to be further upgraded and expanded and in certain instances possibly at our own cost.

  (d)
  Unionised Labor

        The majority of our employees worldwide belong to trade unions. These employees comprise mainly general workers, artisans and technical operators. Although in recent years we have not experienced significant labor disruptions and have had constructive relations with our employees and their unions, we cannot assure you that such labor disruptions will not occur in the future.

  (e)
  Southern African regional issues

        There have been some instances of social, political, and economic instability in some of the countries surrounding South Africa. Although we believe South Africa's growing stature has increasingly separated it from the effects of regional issues, such political or economic instability in neighboring countries could negatively affect conditions in South Africa.

  (f)
  Exchange control regulations

        South African law provides for exchange control regulations which restrict the export of capital from the Common Monetary Area, which includes South Africa, subject to SARB dispensation. These regulations apply to transactions involving South African residents, including both natural persons and legal entities. These regulations also affect our ability to borrow funds from non-South African sources for use in South Africa or to repay these funds from South Africa and, in some cases, our ability to guarantee the obligations of our subsidiaries with regard to these funds. These restrictions have affected the manner in which we have financed our acquisitions outside South Africa and the geographic distribution of our debt. See "Item 10.D Exchange Controls" and "Item 5.B Liquidity and Capital Resources".

  (g)
  HIV/AIDS in sub-Saharan Africa

        HIV/AIDS and tuberculosis, which is exacerbated in the presence of HIV/AIDS, are the major healthcare challenges faced by our South African and other sub-Saharan operations. HIV infection among women in antenatal clinics around South Africa rose from 1% in 1990 to nearly 25% in 2000. Under South African law, we may not run tests to accurately establish the number of our employees who are infected with, or die from, AIDS related illnesses without the express consent of the people to be tested. However, based on the preliminary results of our voluntary counseling and testing programme, we estimate that between 10%–15% of our South African workforce may be currently infected, with the highest concentration of infections in our mining operations. Based on an actuarial study, which excludes the positive impact of any prevention and management intervention program, we estimate that, while the percentage of infected employees may not rise significantly in the forthcoming years, there will be a significant increase in the number of AIDS-related fatalities. See "Item 6.D Employees".

        We incur costs relating to the medical treatment and loss of infected personnel, as well as the related loss of productivity. We also incur costs relating to the recruitment and training of new personnel. We are not in a position to accurately quantify these costs. Based on our actuarial models, we estimate that the impact of HIV/AIDS on our payroll expenses should be less than 1% of our current payroll for our South African employees by the year 2007, when we expect prevalence rates to peak. This calculation is based on the estimated financial impact on production resulting from the projected prevalence of HIV/AIDS among our workforce, but does not take into account indirect costs of productivity losses. We are investing human and financial resources in connection with establishing and maintaining programs to address the HIV/AIDS problem. In September 2002, we launched the Sasol HIV/AIDS Response Programme ("SHARP"), which is our initiative to respond to the HIV/AIDS problem, in connection with which we committed a sum of R13 million during the 2004 year. Although, at present, we have no further commitments in connection with HIV/AIDS, apart from on-going funding of the SHARP programme and post-retirement healthcare contributions in respect of current employees who commenced service prior to 1 January 1998, we cannot assure you that the costs we are currently incurring and will incur in the future in connection with the HIV/AIDS problem, will not have a material adverse effect on our business, operating results, cash flows and financial condition.

  (h)
  Transformation issues

        In some countries our operations are required to comply with local procurement, employment equity, ownership and other regulations which are designed to address country specific social and economic transformation issues. In this regard, the following South African-specific initiatives apply which are intended to redress historical social and economic inequalities and ensure socio-economic stability.

        As a leading and patriotic South African-based company, we embrace and will engender or participate in initiatives to bring about meaningful transformation to assist in correcting the imbalances and injustices of the apartheid era. We consider these initiatives to be a strategic imperative and we recognise the risk of not vigorously pursuing them or of them not succeeding and adversely impacting on the long-term sustainable performance and reputation of our company.

        As part of an initiative of the government of South Africa to advance the participation of historically disadvantaged South Africans in the country's economy, in November 2000, we became party to an agreement with the government and the liquid fuels industry, the Charter for the South African Petroleum and Liquid Fuels Industry on Empowering Historically Disadvantaged South Africans in the Petroleum and Liquid Fuels Industry (the Liquid Fuels Charter). The Charter deals with the following key matters:

  •
  participation in ownership and control in all facets of the industry by historically disadvantaged South Africans;

  •
  addressing the skills gap in the industry;

  •
  employment equity; and

  •
  procurement from historically disadvantaged South Africans.

        See "Item 4.B Business Overview—Sasol's Liquid Fuel Business" and "—Empowerment of Historically Disadvantaged South Africans".

        The Liquid Fuels Charter requires us, amongst other things, to ensure that historically disadvantaged South Africans hold at least 25% equity ownership of our liquid fuels business by the year 2010. Based on our experience with Black Economic Empowerment transactions over the past number of years, we believe that equity participation should take place through transactions at fair market value, although we may be required to facilitate these transactions.

        In October 2002, the government and representatives of South African mining companies and mineworkers' unions reached broad agreement on a charter (the Mining Charter), designed to facilitate the participation of historically disadvantaged South Africans in the country's mining industry. The Charter's stated objectives include the:

  •
  expansion of opportunities for persons disadvantaged by unfair discrimination under the previous political dispensation;

  •
  expansion of the skills base of such persons;

  •
  promotion of employment and advancement of the social and economic welfare of mining communities; and

  •
  promotion of beneficiation, or the crushing and separation of ore into valuable substances or waste within South Africa.

        The Charter, together with the recently published scorecard to facilitate the interpretation of and compliance with the Mining Charter, requires mining companies to ensure that historically disadvantaged South Africans hold at least 15% ownership of mining assets or equity in South Africa within 5 years and 26% ownership within 10 years from the effective date of the new Mineral and Petroleum Resources Development Act which was on 1 May 2004. The Charter further specifies that the mining industry is required to assist historically disadvantaged South Africans in securing finance to fund their equity participation up to an amount of R100 billion within the first five years after the implementation of the aforementioned Act. Beyond this R100 billion commitment, the Mining Charter requires that participation of historically disadvantaged South Africans should be increased towards the 26% target on a willing buyer-willing seller basis. See "Item 4.B Business Overview—Sasol Mining" and "—Empowerment of Historically Disadvantaged South Africans".

        Various principles of the Mining Charter have been incorporated in regulations promulgated by the Minister of Minerals and Energy under the new Mineral and Petroleum Resources Development Act with respect to the South African mining industry. These regulations came into effect on 1 May 2004. We have commenced a process to apply for the conversion of our existing mining licenses under the new Mineral and Petroleum Resources Development Act. See below "New mining legislation may have an adverse effect on our mineral rights". When considering applications for the conversion of existing mining licenses under the Mineral and Petroleum Resources Development Act, the Minister of Minerals and Energy must take into account, among other factors, the applicant company's compliance with the Mining Charter. We intend to undertake any appropriate action required to ensure conversion of our existing mining rights under the Mineral and Petroleum Resources Development Act.

        It is not currently known what financing arrangements may ultimately be put in place to support any transactions required in order to comply with the above-mentioned Charters and we cannot assure you that we will not be required to participate in these arrangements.

        It is also not currently known what additional costs we will incur to comply with these and other requirements of both the Liquid Fuels and Mining Charters and we cannot assure you that these costs will not have a material adverse effect on our business, operating results, cash flows and financial condition.

  (i)
  Other specific country risks that are applicable to countries in which we operate and which may have a material impact on our business include:

  •
  external acts of warfare and civil clashes;

  •
  government interventions, including protectionism and subsidies;

  •
  regulatory, taxation and legal structure changes;

  •
  the control of field developments and transportation infrastructure;

  •
  the receipt of new permits and consents;

  •
  cancellation of contractual rights;

  •
  expropriation of assets;

  •
  capacity to deal with emergency response situations; and

  •
  the introduction of selective environmental and carbon taxes.

        Some of the countries where we have already made, or other countries where we may consider making, investments are in various stages of developing institutions and legal and regulatory systems that are characteristic of parliamentary democracies. However, institutions in these countries may not yet be as firmly established as they are in parliamentary democracies in South Africa, the United States of America and some European countries. Some of these countries are also transitioning to a market economy and, as a result, experience changes in their economies and their government policies that could affect our investments in these countries. Moreover, the procedural safeguards of the new legal and regulatory regimes in these countries are still being developed and, therefore, existing laws and regulations may be applied inconsistently. In some circumstances, it may not be possible to obtain the legal remedies provided under those laws and regulations in a timely manner.

        As the political, economic and legal environments remain subject to continuous development, investors in these countries face uncertainty as to the security of their investments. Any unexpected changes in the political or economic conditions in the countries in which we operate (including neighboring countries) may have a material adverse effect on the investments that we have made or may make in the future, which may in turn have a material adverse effect on our business, operating results, cash flows and financial condition.

New mining legislation may have an adverse effect on our mineral rights.

        The Mineral and Petroleum Resources Development Act came into effect on 1 May 2004. The fundamental principle of the Act is that mineral resources are the common heritage of all South Africans and collectively belong to all the people of South Africa. The Act provides that the right to prospect and mine, including the right to grant prospecting and mining rights on behalf of the nation, be administered by the government of South Africa which will have the right to exercise full and permanent custodianship over mineral resources.

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

        The Act also provides that a mining right granted under the Act may be cancelled if the mineral to which such mining right relates is not mined at an optimal rate. Furthermore, royalties from mining activities may become payable to the state under provisions contained in the "Mineral and Petroleum Royalty Bill". This bill was published in March 2003. The bill provides for a royalty rate of 2% on anthracite and bituminous coal (low ash and steam) and 1% on bituminous coal for domestic energy consumption. The royalty is payable quarterly to the state. The Minister of Finance in his budget speech to Parliament in February 2004 confirmed that these royalties will be revenue based and will take effect in 2009. There is uncertainty as to whether or not further amendments will be made to the bill and when the bill will become law. Due to this uncertainty we are unable to assess the potential impact on our future business, operating results, cash flows and financial condition.

        It is the declared intent of the South African government not to disrupt operations as a result of the introduction of the new legislation and we intend to undertake the appropriate actions in order to ensure conversion of our existing prospecting and mining rights. However, we cannot assure you that we will be successful in all our applications for conversion and that our rights on existing coal mine reserves will not be affected, which could have a material adverse effect on our business, operating results, cash flows and financial condition.

New legislation on petroleum and energy activities may have an adverse impact on our business, operating results, cash flows and financial condition.

        The Petroleum Products Amendment Act was signed by the President of South Africa on 20 April 2004. A subsequent proposed amendment to the Act is currently before Parliament. We are therefore uncertain when the Act will take effect. The Act amends the existing Petroleum Products Act, enacting provisions regulating a range of matters including the licensing of persons involved in the manufacturing, wholesale and retail sale of petroleum products. As the Act and regulations to be promulgated thereunder will regulate matters pertaining to wholesale and retail sales of petroleum products, including their retail prices, its provisions may impact the conditions and cost of our entry into the retail fuel market in South Africa. See "Item 4.B Business Overview—Sasol Liquid Fuels Business" and "—Regulation of Petroleum-Related Activities in South Africa".

        The Petroleum Pipelines Act was signed by the President of South Africa on 31 May 2004. It is uncertain when the Act will take effect. The Act will regulate petroleum pipelines and storage facility activities, including the construction and operation of petroleum pipelines and the delivery of certain commercial services in connection with these pipelines and storage facilities. The Act grants broad discretion to the Minister of Minerals and Energy to adopt different pricing methodologies in connection with the setting of tariffs, which may prove advantageous for some competitors, because of different market and geographic positions. Regulations that may be promulgated under the Act may affect our advantage due to the location in the economic heartland of the country of our Natref refinery and our synfuels facilities at Secunda. See "Item 4.B Business Overview—Sasol's Liquid Fuels Business" and "—Regulation of Petroleum-Related Activities in South Africa". We cannot assure you that the enactment of new legislation or the amendment of existing laws and regulations will not have a material adverse effect on our business, operating results, cash flows and financial condition.

        The Gas Act, which is expected to come into effect on a date to be determined by the President, will regulate matters relating to gas transmission, storage, distribution, liquefaction and re-gasification activities. Although Sasol has negotiated a ten year regulatory dispensation with the South African government covering the supply of Mozambican natural gas to the South African market, we cannot assure you that the enactment of the new Gas Act and the appointment of a new Gas Regulator will not have a material adverse impact on our business, operating results, cash flows and financial condition. After June 2004, the National Energy Regulator Bill was submitted to Parliament for approval. The Bill proposes that a National Energy Regulator, amongst other things, assumes the responsibilities of the Gas Regulator. See "Item 4.B Business Overview—Sasol Gas" and "—Regulation of Gas-Related Activities in South Africa".

        The South African government issued a draft policy relating to new fuel specifications, portions of which are intended to come into effect in January 2006 and other portions in 2010. These specifications relate to the phasing out of lead from the petroleum products we manufacture as well as a reduction in the sulfur content in certain of these products. There is also uncertainty as to what additives we will be allowed to use in the manufacture of these petroleum products. To meet these new specifications we are making significant capital investments at our manufacturing sites to modify our current petroleum production processes. It is as yet uncertain what the market demand will be for the various new products. Should the demand for particular products outstrip our ability to manufacture them as a result of a delay in completing modifications to our plants and/or anticipated demand projections being exceeded this could have a material adverse effect on our business, operating results, cash flows and financial condition.

We may not be successful in attracting and retaining sufficient skilled employees in South Africa.

        We are highly dependent on the continuous development and successful application of new technologies. In order to achieve this, we need to maintain a focus on recruiting and retaining qualified scientists and engineers. In the past, we have been successful in recruiting such personnel. We have also established certain research and development facilities overseas. However, demand for personnel with the range of capabilities and experience required in our industry in South Africa is high and success in attracting and retaining such employees is not guaranteed. The risk exists that our scientific and engineering skills base may be depleted over time because of, for example, natural attrition and a shortage of people being available in these disciplines. Failure to attract and retain people with the right capabilities and experience could negatively affect our ability to introduce and maintain the appropriate technological improvements to our business and may have a material adverse effect on our business, operating results, cash flows and financial condition.

Intellectual property risks may adversely affect our products or processes and our competitive advantage.

        Our various products and processes, including most notably, our chemical and GTL products and processes have unique characteristics and structures and, as a result, are subject to patent protection, the extent of which varies from country to country. The expiry of a patent results in increased competition in the market for the previously patented products and processes. In addition, aggressive patenting by our competition may result in an increased patent infringement risk.

        A high percentage of our products can be regarded as commodity chemicals, some of which have unique characteristics and structure. These products are normally utilized by our clients as feedstock to manufacture specialty chemicals or application-type products. We have noticed a worldwide trend of increased filing of patents relating to the composition of application-type products. These patents may create pressure on our clients who market these application-type products which may adversely affect our sales to these clients. Patent-related pressures may adversely affect our business, operating results, cash flows and financial condition.

        We believe that our proprietary technology, know-how and trade secrets, especially in the Fischer-Tropsch area, provide us with a competitive advantage. A possible loss of experienced personnel to competitors, and a possible transfer of know-how and trade secrets associated therewith, may negatively impact this advantage. Similarly, operating and licensing technology in countries in which intellectual property laws are not well established and enforced may result in some transfer of our know-how and trade secrets to our competitors. This may adversely affect our business, operating results, cash flows and financial condition.

Increasing competition from products originating from countries with low production costs may adversely affect our business, operating results, cash flows and financial condition.

        A significant part of our chemical production facilities is located in developed countries, including the United States and Europe. Economic and political conditions in these countries result in relatively high labor costs and, in some regions, inflexible labor markets, compared to others. Increasing competition from regions with lower labor costs and feedstock prices, for example the Middle East and China, exercises pressure on the competitiveness of our chemical products and, therefore, on our profit margins and may result in withdrawal of particular products or closure of facilities. We cannot assure you that increasing competition by products originating from countries with low production costs will not result in withdrawal of our products or closure of our facilities, which may have a material adverse effect on our business, operating results, cash flows and financial condition.

Changes in consumer and safety, health and environmental regulations and legislation and public opinion may adversely affect our business, operating results, cash flows and financial condition.

        Our products are required to comply with legislation relating to the protection of the environment, health and safety and/or the end consumer, as well as customer needs. As these regulations may grow stricter, we may be required in some cases to incur additional expenditure in providing additional test data in order to register our products or to adjust the manufacturing processes for certain of our products, including liquid fuels and chemicals, or even withdraw some of them, in order to be in a position to comply with market needs or more stringent regulatory requirements. For example, compliance with the REACH (Registration, evaluation and authorization of chemicals) procedure proposed by the European Commission (EC) may have significant cost implications as we may be required, among other things, to provide risk assessments and apply for registration of our products. Similarly, public opinion is growing more sensitive to consumer health and safety and environmental protection matters, and, as a result, markets may apply pressure on us concerning certain of our products. Should we be required to comply with REACH requirements we may incur significant additional costs. We may be required to withdraw from the market certain products which we consider uneconomical given these additional costs of compliance or otherwise due to public opinion considerations. These factors may have a material adverse effect on our business, operating results, cash flows and financial condition.

        Our exploration, mining and production operations are required to conform with legislation relating to the protection of the environment, health and safety of the workforce and/or neighboring communities. As these regulations may grow stricter, we may be required in some cases to incur additional expenditure in order to provide additional protection or to adjust specifications or manufacturing processes or transport and distribution arrangements for certain of our operations or products. Should we make changes or incur such costs this may have a material adverse effect on our business, operating results, cash flows and financial condition.

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

        The terrorist attacks in the United States on 11 September 2001 demonstrated the increased risk posed by the threat of terrorism. Our facilities, located mainly in South Africa, the United States and various European countries, as well as in various African countries, the Middle east and SouthEast Asia, are subject to the risk of experiencing deliberate acts of terror.

        Industry-related accidents and acts of terror may result in damages to our facilities and may require temporary shutdown of the affected facilities, thereby delaying production or increasing production costs. Furthermore, acts of terror, accidents or historical operations may cause, or may have caused, environmental contamination, personal injuries, health impairment or fatalities and may result in exposure to extensive environmental remediation costs, civil litigation, the imposition of fines and penalties and the need to obtain costly pollution control technology.

        We obtain insurance cover over our assets and against business interruption. We also obtain insurance to limit certain of our exposures. In some cases we also have indemnity agreements with the previous owners of acquired businesses which limit certain of our exposures to environmental contamination. As a result of the terrorist attacks on 11 September 2001, our insurance costs have increased significantly. We are implementing a number of programs, including on-the-job safety training, in order to increase safety, and we closely monitor our safety, health and environmental procedures. However, there can be no assurance that accidents or acts of terror will not occur in the future, that insurance will adequately cover the entire scope or extent of our losses or that we may not be found directly liable in connection with claims arising from these events.

        In general, we cannot assure you that costs incurred as a result of the above or related factors will not have a material adverse effect on our business, operating results, cash flows and financial condition.

Failure to comply timely with safety, health and environmental and other laws may adversely affect our market position and our business, operating results, cash flows and financial condition.

        We are subject to a wide range of general and industry-specific environmental, health and safety and other legislation in jurisdictions in which we operate. Environmental requirements govern, among other things, land use, air emissions, use of water, wastewater discharge, waste management and site remediation. These regulations often require us to obtain and operate in compliance with the conditions of permits and authorizations from the appropriate regulatory authorities. Compliance with these laws, regulations, permits and authorizations is a significant factor in our business, and we incur, and expect to continue to incur, significant capital and operating expenditures in order to continue to comply, in all material respects, with applicable laws, regulations, permits and authorizations.

        Failure to comply timely with applicable environmental laws, regulations or permit requirements may result in fines or penalties or enforcement actions, including regulatory or judicial orders enjoining or curtailing operations or requiring corrective measures, installation of pollution control equipment or other remedial actions, any of which could entail significant expenditures.

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

        In order to comply with these safety, health and environmental laws and regulations we may have to incur costs which we could finance from our available cash flows or from alternative sources of financing. No assurance can be given that changes in safety, health and environmental laws and regulations or their application or the discovery of previously unknown contamination or other liabilities will not have a material adverse effect on our business, operating results, cash flows and financial condition.

        Whilst it is our policy that asbestos-containing materials will be phased out as part of our routine maintenance program there are currently certain asbestos-containing materials in use at our facilities. In addition, we produce carcinogenic materials at some of our facilities. We cannot assure you that no liabilities may arise as a result of the use or exposure to these materials.

        In addition to undertaking internal investigations we are also subject to review from time to time by Government authorities on our compliance with tax and excise duty laws and regulations impacting our operations. Our product pricing structures are also reviewed from time to time by regulatory authorities. Whilst it is our policy to conduct our operations in accordance with applicable laws and regulations and we have established control systems to monitor such compliance, no assurance can be given that these control systems will not fail or that some of our product pricing structures will not change in the future. Failure to interpret correctly and comply with such laws and regulations and/or changes to our product pricing and cost structures may have a material adverse impact on our business, operating results, cash flows and financial condition.

Our coal reserve estimates may be materially different from reserves that we may actually recover.

        Our reported coal reserves are estimated quantities that under present and anticipated conditions have the potential to be economically mined and processed. There are numerous uncertainties inherent in estimating quantities of reserves and in projecting potential future rates of coal production, including many factors beyond our control. In addition, reserve engineering is a subjective process of estimating underground deposits of reserves that cannot be measured in an exact manner and the accuracy of any reserve estimate is a function of the quality of available data and engineering and geological interpretation and judgment. Estimates of different engineers may vary and results of our mining and production subsequent to the date of an estimate may justify revision of estimates. Reserve estimates may require revision based on actual production experience and other factors. In addition, several factors including the market price of coal, reduced recovery rates or increased production costs due to inflation or other factors may render certain proven and probable reserves uneconomical to exploit and may ultimately result in a restatement of reserves. This may have a material adverse effect on our business, operating results, cash flows and financial condition.

Our crude oil and natural gas proved reserve estimates may be materially different from reserves that we may actually recover.

        Our proved reserves figures are estimates reflecting applicable reporting regulations. There are numerous uncertainties inherent in estimating quantities of reserves and in projecting potential future rates of production, including many factors beyond our control. In addition, reservoir engineering is a subjective process of estimating underground deposits of reserves that cannot be measured in an exact manner and the accuracy of any reserve estimate is a function of the quality of available data and engineering and geological interpretation and judgment. Estimates of different engineers may vary and results of our drilling, testing and production subsequent to the date of an estimate may justify revision of estimates. Reserve estimates may require revision based on actual production experience and other factors. In addition, several factors including fluctuations in the market price of oil and natural gas, reduced recovery rates or increased production costs due to inflation or other factors may render certain proved reserves uneconomical to exploit and may ultimately result in a restatement of reserves. This may have a material adverse effect on our business, operating results, cash flows and financial condition.

There is a possible risk that sanctions may be imposed by the US Government as a result of our Iran-related activities.

        There are possible risks posed by the potential imposition of US economic sanctions in connection with activities we are undertaking in the polymers field and considering in respect of a GTL opportunity in Iran. For a description of our activities in Iran see "Item 4.B Business Overview—Sasol Polymers" and "—GTL—Sasol Synfuels International". The risks relate to two sanctions programs administered by the US Government that we have considered: the Iranian Transactions Regulations ("ITR") administered by the US Treasury Department Office of Foreign Assets Control ("OFAC") and the Iran and Libya Sanctions Act ("ILSA") administered by the US Department of State.

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

  •
  ensure that no funds of US investors will be utilized in the projects by: using separate bank accounts for any funds directed to, or to be received from, these projects; and monitoring the flow of funds to and from these projects; and

  •
  separate the results of these businesses in separate legal entities.

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

        Our shares are listed on the JSE Securities Exchange which is less liquid than major securities exchanges in Western Europe and the United States. From 1 January through to 30 June 2004, the average daily volume of all shares listed on the JSE Securities Exchange was approximately 185 million, and, as of 30 June 2004, the market capitalization of the JSE Securities Exchange was approximately R1,918,988 million (US$293,199 million). There can be no certainty about the future liquidity of a market for our shares. There can also be no certainty about the future liquidity of a market for our ADSs.

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

        In 1947, the South African Parliament enacted legislation detailing the establishment of an oil-from-coal industry in South Africa. This followed 20 years after the publication of a White Paper by Parliament, aiming to protect the country's balance of payments against increasing crude oil imports in view of the lack of domestic crude oil reserves. As a result of this initiative in 1950, the South African government through the Industrial Development Corporation, a state-owned entity, formed our predecessor company known as the South African Coal, Oil and Gas Corporation Limited to manufacture fuels and chemicals from indigenous raw materials.

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

        In December 1967, National Petroleum Refiners of South Africa (Pty) Limited (Natref) was incorporated as a joint venture company and, at the same time, construction of the oil refinery commenced at Sasolburg. The refinery was commissioned in February 1971. Currently, we, as the major shareholder, and Total South Africa (a subsidiary of TotalFinaElf of France) hold 63.64% and 36.36%, respectively, in Natref.

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

        In October 1979, Sasol Limited was listed on the JSE Securities Exchange, and 70% of its share capital was privatized. Subsequently, the interest in our share capital held by the South African government through the Industrial Development Corporation was further reduced to its current 7.9%. In 1982, our ADRs were quoted on the NASDAQ National Market through an unsponsored ADR program, which was later converted to a sponsored ADR program in 1994. With effect from 9 April 2003 we transferred our listing to the New York Stock Exchange from NASDAQ.

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

        Polifin was established in Johannesburg in January 1994, as a joint venture with AECI Limited (AECI), a South African listed chemicals and explosives company. The joint venture manufactured and marketed monomers and polymers. In 1996, Polifin was listed on the JSE Securities Exchange. In 1999, pursuant to a takeover offer, we acquired Polifin's remaining share capital from AECI and the public and delisted Polifin. Following this, Polifin became part of our chemicals portfolio and was renamed Sasol Polymers.

        In mid 1994 Sasol Fibres, our 50:50 partnership with the Industrial Development Corporation commissioned an acrylic fibers manufacturing plant at Durban in the KwaZulu-Natal province. A strategic decision was taken to wind down and close the Sasol Fibres partnership in financial year 2002 because it was underperforming and unlikely to meet our targeted rates of return in the long term.

        In June 1994, the first alpha olefins plant at Secunda was commissioned to produce 1-hexene and 1-pentene for the international copolymers market. This was followed in November 1994 by the opening of the African Amines alkylamines plant at Newcastle in KwaZulu-Natal in a 50:50 joint venture with Sentrachem Ltd. Dow Chemicals became our joint venture partner in African Amines in 1997 following its acquisition of Sentrachem. Air Products became our joint venture partner in 2002 following Dow Chemicals' disposal of its interest in African Amines.

        In 1995, we founded Sasol Petroleum International (SPI) to undertake oil and gas exploration and production in selected high potential areas in West and Southern Africa. Sasol Petroleum International is active in South Africa, Gabon, Equatorial Guinea, Nigeria and, most notably, in Mozambique.

        The Schümann Sasol International wax manufacturing and marketing venture was established in 1995 as a merger of Sasol Waxes and the Hamburg-based Schümann wax operations, and in July 2002, it became our wholly owned subsidiary and was renamed Sasol Wax. It produces paraffin and Fischer-Tropsch waxes with operations in various countries.

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

        In recent years, we have been exploring opportunities through Sasol Synfuels International (SSI) to exploit our Slurry Phase Distillate (SPD) technology for the production of high-quality, environment-friendly diesel and other higher-value hydrocarbons from natural gas. In October 2000, we signed agreements with ChevronTexaco for the creation of Sasol Chevron, a 50:50 global joint venture founded on GTL technology.

        Sasol and ChevronTexaco are currently involved in the development of a GTL project in collaboration with the Nigerian National Petroleum Corporation at existing oil and gas facilities at Escravos in Nigeria. We are currently evaluating other GTL ventures in Australia, Latin America, the Middle East and Southeast Asia.

        Since May 2000 the Group has undertaken share repurchases, which may be made at times and at prices deemed appropriate by management and consistent with the authorisation of the shareholders. During the year ended 30 June 2004, 370,000 shares (2003— 1,884,328 shares) of the company at a total price of R33 million (2003— R185 million) were repurchased. At 30 June 2004, a total of 60,111,477 shares, representing 9% of the issued share capital of the company, had been repurchased since 9 May 2000 at an average price of R60.67 per share.

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

        In 2000 and 2001, we signed agreements with the government of Mozambique for the development of natural gas fields and the construction of a gas pipeline transporting gas to the South African market. The construction of this pipeline commenced in 2002. We introduced natural gas to the South African pipeline gas market as of 2004 and use natural gas as part of our feedstock for our chemicals and synfuels operations in both Secunda and Sasolburg.

        Effective 1 March 2001, we acquired Condea, the whole of RWE-DEA's chemical business which we renamed Sasol Chemie, for approximately euro1.3 billion (approximately R8.3 billion at actual rates). This was our largest and most significant acquisition to date, in line with our strategy of achieving international growth in the alpha olefins, surfactants and solvents businesses. More than 80% of Sasol Chemie's turnover fell in the surfactant and intermediaries value chain, which fit well with our established alpha olefins business, while the solvents produced at Sasol Chemie also fit well with our existing product portfolio. With the acquisition of Sasol Chemie, we achieved significant geographic diversification for our Group, consolidated our alpha olefins and solvents businesses and enlarged our worldwide workforce by about 4,500 employees. Following the addition of Sasol Chemie to our Group, we combined the surfactant and intermediate value chain with our alpha olefins business to form Sasol Olefins and Surfactants, and we absorbed the solvents activities into Sasol Solvents.

        Effective 1 July 2002, we acquired from Vara Holdings GmbH and Co KG the outstanding one-third of the share capital of Schümann Sasol, for approximately euro 51.1 million (approximately R521 million at actual rates), and this subsidiary, now 100% owned, has been renamed Sasol Wax.

        Effective 1 January 2004, Sasol Oil, now comprising all of Sasol's Liquid Fuels Business, entered the South African retail fuel market with the establishment of it's first Sasol-branded retail convenience centre (service station). Sasol Oil also completed the acquisition and integration of Exel Petroleum in a major step towards forming Sasol's Liquid Fuels Business.

Capital Expenditure

        In 2004, 2003, and 2002, we invested approximately R29 billion in capital expenditure (on a cash flow basis including capitalized interest) to enhance our existing facilities and to expand operations. Key capital expended on projects during these three financial years include:

Projects and Investments	Business Categories	Years 2004, 2003 and 2002 Capital spend(1)
(in millions)
Mozambique Natural Gas Project—Pipeline Cost	Gas	R3,120
Acrylic Acid and Acrylates Complex	Solvents	R1,630
Mozambique Natural Gas Project—Central Processing Facility	Gas	R1,216
Mozambique Natural Gas Project—Conversion Costs	Gas	R1,165
Project Turbo	Synfuels	R1,150
Project Turbo	Polymers	R1,142
n-Butanol	Solvents	R733
Arya Sasol Polymers	Polymers	R668
Oxygen Train 15	Synfuels	R630
Natref Expansion	Sasol's Liquid Fuels Business	R619
Octene Train 2	Olefins and Surfactants	R572
Petlin LDPE—Polyethylene Plant (40% interest)	Polymers	R550
Detergent-Range Alcohols Plant	Olefins and Surfactants	R525
Skeletal Isomerization Plant	Synfuels	R215
Distribution Network	Gas	R277
Brine Holding Facility	Mining	R214
Sulfur Debottlenecking	Synfuels	R171
Coke Feed Preparation	CarboTar	R125
Vinyls Expansion	Polymers	R130
Tar Naphtha Phenolic Extraction	Merisol	R122
Oryx (Qatar) (49% interest)	SSI	US$245
Escravos (Nigeria)	SSI	US$104

(1)
Amounts exclude capitalized interest, but include business development costs and our Group's share of capital expenditure of equity accounted investees. These amounts were approved by our Board in the currency set out above and are stated on a management reporting basis. We hedge all our major capital expenditure in foreign currency immediately upon commitment of expenditure or upon approval of the project.

        During the same period, we invested approximately R2.9 billion in acquisitions and investments in equity accounted investees. In addition, we invested approximately R1.9 billion in intangible assets, mainly in respect of exploration expenditure, software and patents and trademarks during this period. For a discussion of the method of financing for our capital expenditures, see "Item 5.B Liquidity and Capital Resources—Liquidity".

Capital Commitments

        As at 30 June 2004, we had authorized approximately R34 billion of Group capital expenditure, of which we had spent R9 billion during 2004. Of the unspent capital commitments of R25 billion, R10 billion has been contracted for. Of the unspent capital commitments of R25 billion, we expect to spend R15 billion in 2005, R7 billion in 2006 and the remainder of R3 billion in 2007 and thereafter. For more information regarding our capital commitments see "Item 5.B Liquidity and Capital Resources" and "Item 5.F Capital and Contractual Commitments".

        We expect to spend approximately R16 billion of our R25 billion unspent capital commitments in projects in South Africa, R4 billion in other African countries and the balance of R5 billion in projects in other regions.

        The following table reflects key projects approved and contracted during the 2004 and prior years, which were not completed at 30 June 2004. The total project cost budgeted and the scheduled date of operation are set out below:

Project	Business Categories	Total Project Cost	Scheduled Operation Date
(in millions)
Octene Train 2	Olefins and Surfactants	R870	November 2004
Tar Naphtha Phenolic Extraction	Merisol	R192	March 2005
Waste recycling facility	Synfuels	R520	April 2005
Mooikraal underground mine	Mining	R229	May 2005
Project Turbo(1)	Synfuels	R4,440	September 2005
Natref clean fuels project(2)	Sasol's Liquid Fuels Business	R575	September 2005
GTL
• Oryx GTL (Qatar)(3)	SSI	US$466	First Quarter 2006
• Escravos (Nigeria)(4)	SSI	(5)	Fourth Quarter 2008
Arya Sasol Polymers(6)	Polymers	US$462	First Quarter 2006
Project Turbo(5)	Polymers	R7,741	January 2006

(1)
At 30 June 2003 the project was known as "Unleaded Petrol and Polymers Project".

(2)
Total expected project cost.

(3)
In partnership with Qatar Petroleum.

(4)
In collaboration with ChevronTexaco and the Nigerian National Petroleum Company.

(5)
At 30 June 2004 the board is evaluating bid proposals from various parties in order to determine the final contract award.

(6)
In partnership with National Petrochemical Company of Iran.

4.B    Business Overview

        We are an integrated oil and gas group with substantial chemical interests, based in South Africa and operating in 23 other countries throughout the world. We are the leading provider of liquid fuels in South Africa in terms of both turnover and sales volumes and a major international producer of chemicals. We use a world-leading technology for the commercial production of synfuels and chemicals from coal. We expect in future to apply this technology to convert substantially more natural gas to diesel fuel and chemicals. We manufacture over 200 fuel and chemical products, which we sell in more than 90 countries. We also operate coal mines and have recently completed our natural gas pipeline to provide feedstock for our synfuels and chemical plants, produce and market natural and synthesis gas (syngas) and operate the only inland crude oil refinery in South Africa. See Note 3 of "Item 18—Financial Statements" for a geographic analysis of our operating results, assets and capital commitments.

        We were founded in 1950 and we have been listed on the JSE Securities Exchange since 1979 and on the New York Stock Exchange since 9 April 2003. As of 15 October 2004, we were the largest listed domiciled South African company by market capitalization, with total consolidated turnover in terms of IFRS of approximately R60 billion in 2004. We employ approximately 31,000 people.

        During 2003, we completed the process of integrating the Sasol Chemie acquired businesses into the respective business units of Sasol Olefins and Surfactants and Sasol Solvents (previously included in the Sasol Chemical Industries segment), linked with internal organizational and management restructuring, which continued in 2004 for our other business units.

        In conjunction with these changes, we also revised our internal financial reporting to our Group Executive Committee (GEC), to report separately on the businesses of Sasol Oil (renamed Sasol's Liquid Fuels Business) and Sasol Gas, and due to the increased importance of our gas to liquids strategy to, separately report on Sasol Synfuels International. Prior year segmental information has been restated to conform with this presentation.

        The Group has recently formed significant joint ventures to promote Sasol technology and products internationally. The Group is promoting and marketing its GTL process for converting remote or flared natural gas into new-generation, low-emissions GTL diesel, GTL naphtha and other products. It is envisaged that SSI through the recent development of GTL plants in, for example, Qatar will contribute significantly to the Group results and will contribute to the growing of a global gas to liquids business in the future. Consequently the chief operating decision maker has chosen to include Sasol Synfuels International (SSI) as a reportable operating segment. SSI did not meet any of the quantitative thresholds but has been considered reportable and has been separately disclosed in terms of SFAS 131, Disclosures About Segments of an Enterprise and Related Information as the chief operating decision maker believes that the information about SSI would be useful to readers of the financial statements.

        The formation of LFB included restructuring of Group activities as well as the acquisition of the remaining interest in Naledi Petroleum Holdings (Pty) Limited. In addition, Sasol Synfuels transferred its fuel blending plant and related storage facilities to LFB with the result that all fuel sales are now made by LFB. In addition, Sasol CarboTar (involved in the production and marketing of carbon and tar products) which was previously reported as part of the Sasol Oil and Gas reporting segment was transferred to the Sasol Synfuels reporting segment as it no longer forms part of LFB.

        The financial information presented to our GEC, including the financial information in the reportable segments, is presented based on IFRS. Since the IFRS financial information is the basis for segmental financial decisions, resource allocation and performance assessment, it forms the accounting basis for segmental reporting that is disclosed to the investing public. The IFRS segmental reporting information is reconciled to the amounts reported in our Group consolidated financial statements, prepared in accordance with US GAAP, for all years presented.

        We divide our operations into the following segments:

  •
  Sasol Mining.    Our mining operations in South Africa, which accounted for 2% of our total external segmental turnover in 2004, supply coal mainly to our synfuels and chemicals plants. We also export coal to international customers.

  •
  Sasol Synfuels.    We operate the world's only large commercial-scale coal-based synfuels manufacturing operation, which accounted for 2% of our total external segmental turnover in 2004. We manufacture syngas from natural gas, low-grade coal and use our technology to convert syngas into a range of products, including synfuels, chemical feedstock and industrial pipeline gas.

  •
  Sasol Olefins and Surfactants.    We manufacture a wide range of surfactants, surfactant intermediates (including alcohols and alkylates), monomers and inorganic specialty chemicals derived mostly from coal and chemical feedstocks. We market these products in the global chemical markets. This segment accounted for 28% of our total external segmental turnover in 2004.

  •
  Sasol Polymers.    We focus on the production and marketing of ethylene and propylene monomers, polypropylene, polyethylene and polyvinyl chloride polymers and other chemical products through our respective businesses with operations located in South Africa, Malaysia and China. This segment accounted for 11% of our total external segmental turnover in 2004.

  •
  Sasol Solvents.    We manufacture and market a range of oxygenated solvents derived mostly from coal and chemical feedstocks, in the global chemicals markets. This segment accounted for 10% of our total external segmental turnover in 2004.

  •
  Sasol's Liquid Fuels Business.    We operate South Africa's only inland crude oil refinery. We market liquid and gaseous fuels and lubricants. Liquid fuels include gasoline, diesel, jet fuel, fuel alcohol, illuminating paraffin and fuel oils. Gaseous fuels include liquified petroleum gas. This segment accounted for 31% of our total external segmental turnover in 2004.

  •
  Sasol Gas.    We source natural gas obtained from fields operated by fellow subsidiaries in Mozambique and methane rich gas from our operations at Secunda. We supply these to Synfuels in Secunda and Infrachem in Sasolburg as well as pipeline gas to the South African market. For the next few years we will also continue to supply synthetic pipeline gas to customers in the South African market. We completed the construction of a pipeline to transport and supply natural gas from Mozambique to the South African market during 2004. This segment accounted for 2% of our total external segmental turnover in 2004.

  •
  Sasol Synfuels International.    We are involved in the development of GTL fuels and production of other chemical products from GTL derived feedstocks. We are currently involved in the establishment of two GTL production facilities in Qatar and Nigeria and are conducting feasibility studies at various other locations around the world. These activities accounted for less than 1% of our total external segmental turnover in 2004.

  •
  Other.    We are involved in a number of other activities in the energy field, both in South Africa and abroad, which, among others, include international petroleum and gas exploration and production, production of other chemical products, production of wax and explosive products as well as technology research and development, and our financing activities. These activities accounted for 14% of our total external segmental turnover in 2004.

        Our total turnover by category of activity and geographic market is as follows:

2004	Sasol Mining	Sasol Synfuels	Sasol Olefins and Surfactants	Sasol Polymers	Sasol Solvents	Sasol's LFB	Sasol Gas	Sasol Synfuels Int.	Other	Total 2004

	(Rand in millions)
South Africa	45	1,077	142	5,063	799	17,237	1,389	—	3,202	28,954
Rest of Africa	6	26	133	815	95	1,305	—	7	675	3,062
Europe	1,032	153	9,304	26	2,543	—	—	—	2,574	15,632
Middle East and India	—	21	431	48	731	—	—	—	216	1,447
Far East	—	6	911	178	843	—	—	—	124	2,062
North America	—	21	5,618	—	518	—	—	—	903	7,060
South America	—	7	457	14	113	—	—	—	132	723
South East Asia and Australasia	—	18	137	432	314	12	—	—	298	1,211

Total segment	1,083	1,329	17,133	6,576	5,956	18,554	1,389	7	8,124	60,151

Adjustments to US GAAP
Equity accounting and reversal of proportionate consolidation										(1,609)
Entities previously not consolidated										266

Turnover per consolidated income statement(1)										58,808

2003 RESTATED	Sasol Mining	Sasol Synfuels	Sasol Olefins and Surfactants	Sasol Polymers	Sasol Solvents	Sasol's LFB	Sasol Gas	Sasol Synfuels Int.	Other	Total 2003

	(Rand in millions)
South Africa	3	1,122	161	5,162	881	18,857	1,480	—	3,470	31,136
Rest of Africa	—	43	37	694	106	409	—	7	663	1,959
Europe	998	45	10,534	6	2,614	117	—	—	2,835	17,149
Middle East and India	—	—	1,005	1	692	14	—	—	364	2,076
Far East	—	—	573	176	721	18	—	—	146	1,634
North America	12	—	6,688	—	515	18	—	—	1,576	8,809
South America	—	—	373	3	87	4	—	—	230	697
South East Asia and Australasia	—	—	172	203	334	23	—	—	363	1,095

Total segment	1,013	1,210	19,543	6,245	5,950	19,460	1,480	7	9,647	64,555

Adjustments to US GAAP
Equity accounting and reversal of proportionate consolidation										(1,539)
Entities previously not consolidated										650
Other										103

Turnover per consolidated income statement(1)										63,769

2002 RESTATED	Sasol Mining	Sasol Synfuels	Sasol Olefins and Surfactants	Sasol Polymers	Sasol Solvents	Sasol's LFB	Sasol Gas	Sasol Synfuels Int.	Other	Total 2002

	(Rand in millions)
South Africa	4	744	41	4,505	584	16,332	1,271	—	3,254	26,735
Rest of Africa	—	108	103	807	112	337	—	176	436	2,079
Europe	1,235	46	9,754	2	2,863	86	—	—	2,404	16,390
Middle East and India	—	—	601	1	584	9	—	—	230	1,425
Far East	—	—	657	241	757	18	—	—	110	1,783
North America	—	—	7,259	2	422	41	—	—	1,790	9,514
South America	—	—	400	6	52	9	—	—	208	675
South East Asia and Australasia	—	—	314	16	292	33	—	—	334	989

Total segment	1,239	898	19,129	5,580	5,666	16,865	1,271	176	8,766	59,590

Adjustments to US GAAP
Equity accounting and reversal of proportionate consolidation										(2,288)
Entities previously not consolidated										429
Business combinations										(2,131)
Other										67

Turnover per consolidated income statement(1)										55,667

(1)
For more information on the reconciliation of segmental turnover to the corresponding amounts prepared under US GAAP, see "Item 5.A Operating Results—Reconciliation of segmental results to US GAAP" and Note 3 of "Item 18—Consolidated Financial Statements".

Our Strategy

        We are committed to delivering on our strategic plan, which consists of three primary growth drivers:

  •
  create a global GTL business;

  •
  grow our chemicals portfolio; and

  •
  exploit upstream hydrocarbon opportunities.

  Create a global GTL business

        We have made significant progress towards our goals of commercializing our GTL technology based on the integrated, three-step Sasol SPD™ process through the construction of GTL plants in gas-rich regions.

        A significant development in the execution of these plans was the award of our first Engineering, Procurement and Construction (EPC) contract for an international GTL plant. A US$675 million (our portion is 49% or US$331 million), lump-sum, turnkey EPC contract, out of a budgeted total project cost of US$952 million, was awarded to the multinational French-based engineering company, Technip, for a 34,000 bbl/d GTL plant at Ras Laffan in Qatar. This plant is a 51:49 joint venture between Qatar Petroleum and Sasol Synfuels International. It is expected to be commissioned by the first quarter of 2006.

        Work on our second GTL plant is also progressing. In collaboration with Sasol Synfuels International (SSI), Sasol Technology, the Nigerian National Petroleum Corporation and Chevron Nigeria Limited, the Sasol Chevron joint venture with ChevronTexaco of the USA is advancing the commercial development of the Escravos GTL plant to be built in the Niger Delta region of Nigeria. The EPC bidding process is still progressing. Other potential GTL projects are under review, one of which could include a second and significantly larger GTL plant in Qatar.

        In support of our Qatari, Nigerian and other potential GTL investments, Sasol Technology continues to advance our second-generation GTL technology, including our proprietary low-temperature Fischer-Tropsch Slurry Phase reactor and cobalt catalysts. The underlying objective is to lower capital and operating costs and to increase plant efficiencies and yields.

        Working in partnership with Sasol Technology, SSI also continues to explore for new opportunities to commercialize Sasol's competitive Fischer-Tropsch synthesis technology for the beneficiation of coal and other hydrocarbon resources, including biomass.

        SSI is also about to commence a pre-feasibility study with a consortium of Chinese companies for the potential development of two 60,000 bbl/d to 80,000 bbl/d coal-to-liquid fuels (CTL) facilities in the People's Republic of China.

  Grow our chemicals portfolio

        We intend to grow our chemicals portfolio either by:

  •
  leveraging new chemical growth opportunities from our Fischer-Tropsch processes; or

  •
  securing integrated positions with highly cost-competitive feedstocks.

        We do not expect to undertake large chemical acquisitions in the foreseeable future.

        In 2002, we commissioned our new Sasol Olefins and Surfactants C12–C15 alcohols plant. Our R950 million investment in this plant enables us to beneficiate some of our higher alpha olefins at Secunda and to widen our portfolio of specialty alcohols.

        Sasol Olefins and Surfactants is progressing with a R870 million project to develop our second train for the recovery and production of additional volumes of 1-octene co-monomer at Secunda. The additional octene volumes will mostly be for dedicated supply to Dow Chemicals under a long-term sales agreement. Once ready for beneficial operation by the end of 2004, the second octene train will enable us to double octene production to about 96 Ktpa (Kilo tons per annum). This investment will also enable Sasol Olefins and Surfactants to further purify the octene currently being produced in the first train. Sasol Olefins and Surfactants also intends to establish a third octene train.

        Sasol Polymers is advancing with a series of expansion projects that will enable it to increase its annual polymer production by about 100% over the five-year period of financial years 2002 to 2006. The division's investments into an upstream cracker and a downstream polyethylene plant at Kertih in Malaysia performed well during the year and contributed to earnings. Both of the facilities exceeded 90% capacity utilization for the year.

        Sasol Solvents continues to grow through new investments in higher-value solvents. The commissioning of the Sasol Dia Acrylates complex at Sasolburg was one of the year's significant new business launches.

        In the future, we expect to focus primarily on the production and marketing of higher-margin performance chemicals and on achieving higher levels of integration.

  Exploit upstream hydrocarbon opportunities

        Our US$1.2 billion project to develop Mozambique's Temane and Pande gas fields and to deliver natural gas to our customers and our main petrochemical plants was completed on schedule. See "Item 4.B Business Overview—Sasol Gas". Our upstream hydrocarbon exploration and production business, Sasol Petroleum International, commenced gas production in Mozambique during the first quarter of calendar year 2004, significantly increasing our gas production capabilities.

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

Our activities

  Sasol Mining

        Sasol Mining extracts and supplies coal mainly to our synfuels and chemical plants while about 8% of its output is sold to external customers, primarily international. In 2004 its external turnover amounted to R1.1 billion, representing 2% of our total external segmental turnover, while its aggregate inter-segment and external turnover was R5.2 billion.

        Sasol Mining has two South African operations:

  •
  Secunda Mining Complex, consisting of five underground mines (Bosjesspruit, Brandspruit, Middelbult, Twistdraai and Twistdraai Export Mine) at Secunda and the underground and strip operations of the Syferfontein mine. The strip operation was decommissioned in July 2004 and rehabilitation is in process.

  •
  Sigma Mining Complex. In recent years, Sasol Mining has been supplying between 6 million tons (Mt) and 7 Mt of coal a year to the Sasolburg petrochemical complex. In the year ahead, following the introduction of natural gas as a feedstream, this complex's annual coal demand will drop to about 2 Mt because coal will only be needed to operate the steam and electricity plants. The Wonderwater strip mine was decommissioned in July 2004 and rehabilitation is in process. The development of the R229 million Sigma-Mooikraal mine near Sasolburg, will supply coal to the utility plants in Sasolburg when it is brought into operation in May 2005.

        During 2004 total production was 52.4 Mt of coal, compared to 51.3 Mt in the previous year. Saleable production volumes vary each year according to inter-segment demand and export capacity. For more information regarding our mining properties and operations and our mining reserves see "Item 4.D Property, Plant and Equipment—Mining Properties and Operations".

        In 2004, total sales to Sasol Synfuels, Sasol Infrachem and external customers in the international market were 51.1 Mt of coal, compared to 49.4 Mt in 2003. In particular, in 2004, Sasol Mining supplied 40.2 Mt to Sasol Synfuels at Secunda and 6.8 Mt to Sasol Infrachem at Sasolburg. In 2003, it supplied 39.4 Mt to Sasol Synfuels and 6.4 Mt to Sasol Infrachem.

        Sasol Mining exports approximately 9% of the Secunda Complex's production. In 2004 external sales, primarily exports, amounted to 4.1 Mt, compared to 3.6 Mt in 2003. While Dollar export prices increased by 24% in a recovering market, the Rand coal price decreased by 5% as a result of the strengthening Rand. Exports continue to be concentrated in Europe, the natural market for South African coal. Marketing opportunities for coal in both the international and domestic utility market are being explored. It is the intention to increase our presence in the international market over the ensuing decade. This is currently constrained by our throughput entitlement at the Richards Bay Coal Terminal, South Africa's predominant coal export outlet. The planned expansion of this terminal, once completed at a date yet to be determined, will provide a further 0.5 Mtpa of export capacity.

        We are applying a new methodology towards optimizing the layout and planning of future mines, especially at Secunda, where we expect about 95% of our future coal production, for own consumption, to occur. Our new methodology integrates operational criteria such as geological conditions, rock mechanics, technology advances, the prospective development of new markets and mandatory mining restrictions applicable to the protection of the natural environment and surface structures.

        We have signed an agreement with Anglo American, a mining and resources group domiciled in the United Kingdom, to develop the Kriel South coal reserves, in the Mpumalanga province, South Africa. Anglo Operations Limited will invest R769 million (approximately US$96 million) and Sasol Mining R320 million (approximately US$40 million) in the project. Anglo Operations Limited will produce, for Sasol's consumption, 5 million tons of coal a year while a similar production rate will be added to the rate at which Sasol's Syferfontein Colliery will produce. Together they are expected to yield an estimated 200 million tons of thermal coal for supply to Sasol Synfuels at Secunda over 20 years. Production will commence in July 2005.

Sasol Mining
Coal Production and Sales Data

	2004	2003	2002

	(Mt, unless otherwise stated)
Sigma Mine, including Wonderwater	6.2	5.9	5.9
Secunda Mines	46.2	45.4	45.7

Total production	52.4	51.3	51.6
Saleable production(1) from all mines	50.4	49.6	49.5
External coal purchases from other mines	—	0.4	0.7
Sales to Sasol Infrachem, Sasolburg	6.8	6.4	6.3
Sales to Sasol Synfuels, Secunda	40.2	39.4	40.8
Additional domestic markets	0.5	—	—
International sales	3.6	3.6	3.5

Total sales including exports	51.1	49.4	50.6
Production per shift of continuous miner (mining production machine) (tons)	1,707	1,644	1,495

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

        In 1998, the beginning of our renewal process, we operated 74 non-standardized continuous miners. Through significant improvements in productivity, we have maintained the number of continuous miners to the current number of 52 (52 in 2003). Over the same six-year period we have also achieved the following results:

  •
  machine productivity has increased by 108% (105% in 2003);

  •
  business unit mining cash costs decreased by 19% in real terms (22% in 2003);

  •
  workplace accidents have decreased by 74% (53% in 2003); and

  •
  underground dust levels have decreased by 79% (78% in 2003).

        In 2004, total run-of-mine costs (per ton of coal produced) increased by 1%, compared to 2003. There was no increase in cash cost per ton of coal produced compared to 2003. Machine productivity increased by 3.8% in 2004 to 1,707 tons per shift of a continuous miner. Per capita productivity rose by 5.82%. The percentage of coal fines (less than 6.35 mm) has reduced from 32.28% to 31.20% and the non-coal contaminants such as stone was reduced from 3.2% to 2.16%. Underground dust levels, which were reduced from an average of 5 mg/m3 to 3.5 mg/m3 in the previous year, were held at an acceptable level of 3.0 mg/m3 throughout the year.

        Project 2010.    A recent analysis of the future challenges facing Sasol Mining and a review of our strategy culminated in the definition of Project 2010. This project aims to ensure that Sasol Mining meets the challenges going forward. These challenges are encapsulated in strategic themes, namely:

  •
  Mining Charter compliance;

  •
  Safety, Health and Environmental (SH & E);

  •
  Continuous improvement;

  •
  Business and Reserve Optimization;

  •
  Product and Market Optimization and Logistics; and

  •
  Winning with People.

        The renewal process that helped Sasol Mining to sustain improvement forms part of the continuous improvement theme.

        We continue to improve the design, operability and performance of the continuous miner fleet at our Secunda underground operations.

        During 2004 fine coal was reduced to record low levels with development work on the cutting drum and cutting elements gaining impetus. Further, a new control system has been introduced on selected continuous miners. It is expected that this system will especially assist with productivity improvements.

        Mining rights ownership.    In terms of the transitional arrangements of the Mineral and Petroleum Resources Development Act (Act No. 28 of 2002), the mining authorizations in terms of Section 9 of the repealed Minerals Act, remains in force for five years from date of implementation of the Act. During this five year period, applications will have to be submitted to the State for the conversion of the present mining authorizations to mining rights. These new rights are granted for a maximum period of thirty years. For a further discussion of the Mineral and Petroleum Resources Development Act see "3.D Risk Factors—New mining legislation may have an adverse effect on our mineral rights" and below "—Regulation of Mining Activities in South Africa—The Mineral and Petroleum Resources Development Act".

        Economic empowerment of historically disadvantaged South Africans.    The Mineral and Petroleum Resources Development Act, (with its adjuncts the Mining Charter and scorecard) came into effect on 1 May 2004.

        The Act is aimed at fostering and encouraging black economic empowerment (BEE) and transformation within the mining industry at the tiers of ownership, management, skills development, employment equity, procurement and rural development. The Mining Charter provides for 15% of equity in South Africa's mining assets to be owned by historically disadvantaged South Africans (HDSAs) within 5 years of the Act coming into effect, and 26% within 10 years. For further discussion on the Mining Charter see "3.D Risk Factors—New mining legislation may have an adverse effect on our mineral rights. The Mining Charter scorecard will be used as a measuring tool by the government (department of Mineral and Energy Affairs) to measure conformance to the Mining Charter when it decides to grant mining permits.

        Compliance with the Mining Charter is a prerequisite for the conversion of mining rights. Mining rights under the new legislation must be converted from "old order' rights to "new order' rights. Failure to comply will result in a company losing its right to mine.

        In order to make these changes in ownership as seamless as possible, Sasol Mining has pursued a rigorous black economic empowerment strategy formulation process, followed by a partner selection process, the result of which has been the selection of Eyesizwe Coal (Pty) Limited (Eyesizwe) as the preferred lead strategic black economic empowerment partner. Sasol Mining engaged in negotiations with Eyesizwe which resulted in an agreement on a Memorandum of Understanding (MOU). The parties will exchange information on a continuous basis to establish possible synergies. Potential opportunities will be considered in the areas of coal export, Eskom market (power generation) and the Sasolburg mining operations.

        We expect that the Export business (Twistdraai Mine and Plant) will be the first focus area for inclusion in a future deal with Eyesizwe. We believe Sasol Mining will comply with the 15% ownership requirement of the Act and Mining Charter within the prescribed five year period.

  Sasol Synfuels

        Sasol Synfuels operates a coal and gas-based synfuels manufacturing facility which, on the basis of our knowledge of the industry and publicly available information, we believe to be the world's only large commercial-scale facility of this type. Based at Secunda, Sasol Synfuels produces syngas primarily from low-grade coal with a smaller portion of feedstock being natural gas. The process uses our advanced high-temperature Fischer-Tropsch technology to convert this into a wide range of synfuels, as well as industrial pipeline gas and chemical feedstocks. Sasol Synfuels also produces most of South Africa's chemical and polymer building blocks, including ethylene, propylene, ammonia, phenolics, alcohols and ketones. It operates the world's largest oxygen production facilities (according to Air Liquide, the French industrial gas company), currently consisting of 15 units. As a result, it has the capacity to recover high volumes of two noble gases, krypton and xenon.

        Sasol Synfuels obtains its coal feedstock requirements from Sasol Mining and purchases natural gas feedstocks from Sasol Gas. The company produces fuel components that are sold to Sasol's Liquid Fuels Business. The pipeline gas is marketed by Sasol Gas to industrial consumers. Chemical feedstocks are processed and marketed by Sasol and its joint ventures, including Merisol. Unrefined ethylene and propylene are purified by Sasol Polymers' Monomers division at Secunda for the downstream production of polymers. Ammonia is sold to the fertilizer and explosives industries, including Sasol Nitro, our nitrogenous products division.

        In 2004, Sasol Synfuels' turnover amounted to R16 billion, of which R1.3 billion (8%) was sold to external customers and R14.7 billion (92%) to other companies in the Sasol Group.

        Total production increased by 4.1% to 7.7 Mt in 2004 from 7.4 Mt in 2003, resulting mainly from better stability achieved during the year. Average per capita production increased for the same reason by 6% to 1,357 t. The production of liquid and gaseous fuels remained at 66% of total volumes compared to 2003.

Sasol Synfuels
Production Volumes

	2004	2003
Total production (Mt)	7.7	7.4
Average production per employee (t)	1,357	1,280

Specific Products Volumes

	2004	2003
Liquid and gaseous fuels (%)	66	66
Petrochemical feedstock (%)	20	20
Carbon plus nitrogenous feedstock for fertilizers and explosives (%)	11	11
Specialized cokes, creosote and related carbon and tar products (%)	3	3

        Overall production integrity and reliability remained at high levels throughout the year. Ongoing programs are followed to improve plant reliability, availability and efficiency of operations. Specific initiatives are being rolled out to improve productivity, starting with maintenance work processes. Behavior based safety is also currently rolled out to improve the risk and safety profile of the organization.

        Our investments.    Natural gas was successfully introduced to the Synfuels factory during February 2004. Natural gas is used to supplement coal derived gas and represented 1% of product volumes for the 2004 financial year. It is expected that natural gas' contribution to product volumes for 2005 will be 3%.

        We commissioned a 15th oxygen train in December 2003, at a capital cost of R634 million. We believe that this unit, with a planned capacity of 3,500 tons of oxygen per day, will enable further growth in our production and, on the basis of our knowledge of the industry and publicly available information, we believe that it is the world's largest single air separation unit. A krypton/xenon line was added to this unit at a cost of R13 million.

        A project to upgrade the control response optimization system was also completed in the year. This project enables advanced or pro-active synchronization of the volume of gas produced with the volume of gas that can be processed in the synthesis units.

        New fuel specifications will come into effect in January 2006, which will allow consumption of only unleaded fuel in South Africa. Sasol Synfuels is advancing an initiative in partnership with Sasol Technology and Sasol's Liquid Fuels Business to ensure our compliance. We currently expect to invest about R4.4 billion to modify our liquid fuel refining and blending operations and to establish additional new plant aimed at increasing the octane rating of our synthetic petrol. The majority of this expenditure (approximately R4.0 billion), relating to the installation of a selective catalytic cracker, will have to be incurred over the next two financial years. Unlike our other major capital investment projects undertaken in recent years, this project is not expected to generate substantial returns for the Group, but is required to meet the changed fuel specifications. The project will require multiple refinery unit changes, and the construction of new refinery units, as well as the installation of a catalytic cracker required to produce additional tranches of ethylene, propylene and high-octane fuel components. We expect that in addition to developing the new fuels solution for 2006, this project will also address most of the work that will be required to meet the envisaged future more stringent fuel specifications which are expected to be mandated in future years.

        We also expect that the additional ethylene production capacity will permit a rationalization of our assets in the polyethylene business unit of Sasol Polymers, providing us with the opportunity to construct a new large-scale tubular low-density polyethylene unit. Some of the additional propylene will be used in a new large-scale polypropylene unit. We expect the planned monomer and polymer expansions to yield substantial returns after 2006 and, in the medium term, to counter the impact of the investments for Sasol Synfuels of the fuel specification investments.

        Because of the way process plants are configured at Sasol Synfuels, its ultra-low-sulfur synthetic diesel already meets the more stringent 2006 specifications for the sulfur content of diesel (to be lowered in South Africa from 3,000 ppm to 500 ppm).

        Natural gas.    In 2001, Sasol Synfuels and Sasol Technology commenced the preparatory work to install an additional plant and facilities in Secunda to commence using natural gas imported from Mozambique as supplementary hydrocarbon feedstock. As part of the Natural Gas Project, Sasol Synfuels converted portions of its plant to use natural gas which is reformed into hydrogen and carbon monoxide for the production of additional volumes of syngas. We expect that the supplementary supply of natural gas will enable Sasol Synfuels to increase its current gas loads initially by about 3%, and we expect that, in time and subject to the discovery of additional gas reserves in Mozambique, it could allow an increase in its current gas loads.

        Strategy.    Sasol Synfuels' primary strategic objectives are:

  •
  to maintain all-round operational excellence;

  •
  to maintain a motivated and skilled human resources base;

  •
  to position itself strategically for long-term growth in a complex and evolving environment; and

  •
  to continuously reduce the environmental footprint of our operations in Secunda.

        In 2001, Sasol Synfuels initiated the implementation of Project Champion, a business optimization process aimed at containing costs, increasing productivity and promoting our competitiveness, especially in periods of low oil and chemical prices, through optimizing information management and process integration. This project is ongoing in terms of process embedding, supplemented by specific initiatives that support the strategic objectives as highlighted above.

  Sasol CarboTar

        Sasol's CarboTar business was transferred to Sasol Synfuels from Sasol's Liquid Fuels Business with effect from 1 July 2003 as an operating division of Synfuels. Sasol CarboTar produces and markets a range of value-added carbon and tar products including calcined coke, creosote and various other tar products. Its production facilities are located at Secunda and Sasolburg, in South Africa.

        The division was formed in 1995 and its Secunda operations are focused primarily on the production of value-added carbon products such as calcined pitch and waxy oil coke, while the Sasolburg operations are focused primarily on the production of creosote and various other tar products. New capital projects are progressing to source alternative feedstock for Sasol CarboTar since the Sasolburg factory converted to natural gas. Additional feedstock is also sourced from Sasol Synfuels' Secunda tar stream.

        Sasol CarboTar experienced a 14% decline in turnover and a profit decrease of 43% to R84 million, primarily due to exchange rate exposure. Own production sales increased slightly to approximately 372,000 tons.

  Sasol Olefins and Surfactants

        Sasol Olefins and Surfactants manufactures and markets a diverse range of surfactants, surfactant intermediates, alcohols, monomers and inorganic specialty chemicals. Its production activities are mainly located in the United States, Germany, Italy and South Africa, with smaller operations in Slovakia, UAE and China. Sasol Olefins and Surfactants divested its specialty surfactants production facility in the Netherlands (Sasol Servo) at the end of this fiscal year.

        Olefins and Surfactants' customers are distributed globally, with the majority of sales in Europe and the United States. This global customer base is served from an international sales offices network. In addition to divisional headquarters in Bad Homburg (Frankfurt), Germany, sales offices are located throughout Europe, as well as in the U.S., South Africa, UAE and Asia. Total external sales for Olefins and Surfactants were R17.1 billion in 2004, approximately 28% of total Sasol Group turnover.

        Strategic review of the Olefins and Surfactants business management structure led to the consolidation of the original five business units into four, with the former Surfactants business unit being split along Alkylate and Alcohol value chains. The restructuring took place at fiscal year-end. The four global business units are:

  •
  Alkylates and Surfactants;

  •
  Alcohols and Surfactants;

  •
  Inorganic Specialties; and

  •
  Monomers.

        Alkylates and Surfactants:    The main products of the Alkylates and Surfactants business unit are paraffins, olefins (including poly-internal olefins), linear alkylbenzene (LAB) and their surfactant derivatives, such as paraffin sulfonate and linear alkylbenzene sulfonate (LAS).

        LAB is the feedstock for the manufacture of linear alkylbenzene sulfonate (LAS), an essential surfactant ingredient for the detergents industry. Paraffins (n-paraffins) and n-olefins are produced mainly as feedstock for the production of LAB, oxo-alcohols and paraffin sulfonates. A portion of this business unit's products are used internally for the production of downstream surfactants and alcohols.

        Based on industry and publicly available information, Sasol's Alkylates and Surfactants business unit is one of the leading global producers of paraffins and LAB, as well as a leading supplier of LAS in Europe. The main competitors include: ExxonMobil, Shell and Petresa in the n-paraffins market; Huntsman, Petresa and ISU in the LAB market; and Stepan, Huntsman and Cognis in LAS.

        Alcohols and Surfactants:    The Alcohols and Surfactants business unit produces a diversified portfolio of linear and semi-linear alcohols of carbon range between C6 and C22+. The diversity of this product portfolio is supported by the wide range of raw materials (Petrochemical, Oleochemical and Coal-based)

and manufacturing facilities used, and technologies applied. Nonionic and anionic surfactants enhance the product portfolio, as well as some surfactant intermediates such as ethylene oxide, alkyl phenols and alkanolamines via the merging of the former Surfactants business unit.

        Alcohols and Surfactants products are used in a wide range of applications, including metalworking, flavors and fragrances, personal care, cosmetics, plastic additives, textiles, agriculture, detergents and cleaners. A portion of the alcohols production is consumed internally in Olefins and Surfactants' value chain to produce surfactants and specialty plasticizers.

        Based on industry and publicly available information, Sasol's Alcohols and Surfactants business unit is one of the leading global suppliers of carbon range C6+ linear and semi-linear alcohols, as well as a leading producer of surfactants in Europe. The main competitors include Cognis and Shell.

        Inorganic Specialties:    This business unit produces mainly alumina products. Alumina is used in a broad range of applications, including catalyst supports, raw materials for ceramics, coatings and polymer additives. This business unit also produces zeolites, which are used as softening components in detergents. Competitors include Akzo Filtrol, and Engelhard in aluminas. There are numerous competitors in zeolites.

        Monomers:    The Monomers business unit has two main activities: producing alpha-olefin co-monomers in South Africa and ethylene in the United States.

        The alpha olefin co-monomers, 1-pentene, 1-hexene and 1-octene are manufactured at facilities in Secunda as an integral part of Sasol's synfuels process. Most of these co-monomers are sold to third parties for use in the manufacture of polyethylene plastics (LLDPE and HDPE), which end up in applications such as shrink-wrap film, woven plastic bags and refuse bags. The main competitors include BP, Shell and Chevron.

        Ethylene is produced at our ethane-based ethylene cracker and is sold to plastics manufacturers in the U.S. Gulf Coast region. Some of the ethylene production is used internally to manufacture alcohols. There are numerous competitors in the U.S. ethylene market.

        The following table summarizes the production capacity of Sasol Olefins and Surfactants for each of its main product areas.

Sasol Olefins and Surfactants
Production Capacity

Product	Facilities Location	(Ktpa)
C5–C8 alpha olefins	South Africa	225
Ethylene	United States	455
C6+ alcohol	United States, Europe, South Africa	600
Inorganics	United States, Europe	170
Paraffins and olefins	United States, Europe	800
LAB	United States, Europe	550
Surfactants	United States, Europe, Far East, Middle East	1,000

        These production facilities are located in Secunda in South Africa; Lake Charles, Tucson and Baltimore in the United States; Brunsbüttel, Marl and Witten in Germany; Augusta, Terranova, Sarroch, Crotone and Porte Torres in Italy; Dubai in the UAE; Novaky in Slovakia and Nanjing in China.

  Sasol Polymers

        The Sasol group's polymer related activities are managed in two separate companies namely Sasol Polymers, a division of Sasol Chemicals Industries, and Sasol Polymers International Investments. Sasol Polymers is responsible for the local operations and Sasol Polymers International Investments for the

offshore operations. The results of these companies are shown together in this document for ease of analysis of the total polymer related activities.

        Sasol Polymers focuses on the production of ethylene and propylene monomers, polypropylene, polyethylene and polyvinyl chloride polymers and other chemical products through its respective businesses with operations located in South Africa and Malaysia. In South Africa, Sasol Polymers has its major manufacturing plants at Sasolburg and Secunda. In addition, it participates in three ventures, Optimal Olefins and Petlin in Malaysia and Wesco China Limited in China.

        During 2004, Sasol Polymers achieved external turnover of R6.6 billion, representing 11% of our total segmental turnover.

        The division has retained a sharp focus on continuous improvement. Since 1995 per-capita productivity (tons of total production per employee) has risen by a total of 308% in ten years. Cash fixed costs per ton in real terms have dropped by 46% over the same ten years.

        Monomers.    The Monomers business unit of the Polymers division supplies feedstock to its polypropylene, polythene and vinyls business units and to Dow Plastics South Africa. Sasol Polymers extracts the ethylene and propylene feedstocks from feedstreams produced in our Fischer-Tropsch process at Secunda, while a small portion of ethylene is produced from propane cracking. The ethylene production capacity is 480 Ktpa and includes facilities for ethane cracking in both Secunda and Sasolburg.

        Ethylene production fell slightly below target during the year because of lower propane supply from Natref in Sasolburg. This loss in production was matched by a reduction in demand when a major external customer experienced production difficulties.

        The propylene extraction facilities comprise three splitter columns at Secunda with a total capacity of 475 Ktpa (350 Ktpa polymer and 125 Ktpa chemical grade), as well as one splitter column at Natref with a capacity of 45 Ktpa chemical grade. The propylene plants had a stable period in 2004 with production maintained slightly above target. We supply approximately 160 Ktpa of ethylene and 100 Ktpa of propylene to Dow Plastics South Africa for its high-density polyethylene (HDPE) and polypropylene plants at Sasolburg.

        Polypropylene.    The Polypropylene business unit manufactures and markets homopolymers as well as random and impact copolymers. The polypropylene plant technology is licensed from Novolen Technology Holdings of Germany and has a production capacity of 220 Ktpa. About 51% of the production is supplied to customers in South Africa. The remainder is sold in more than 30 countries in the Far East, Africa, North West Europe and South America.

        Polyethylene.    The Polyethylene business unit is a long-established producer and marketer of low-density polyethylene (LDPE) and linear low-density polyethylene (LLDPE) for a broad spectrum of customers in the South African plastics conversion industry. It is the country's sole producer of these products and has a market share of more than 75%. The polyethylene business achieved 204 Kt of total production despite ethylene supply constraints.

        The 100 Ktpa LDPE plant at Sasolburg uses high-pressure autoclave technology licensed originally from ICI of the United Kingdom. The 110 Ktpa LLDPE plant uses gas-phase technology licensed from Union Carbide (now The Dow Chemical Company). The plant has been upgraded to produce 1-hexene grades in addition to 1-butene grades.

        Vinyls.    The Vinyls business unit produces suspension polyvinyl chloride (PVC) resins, dry blends and compounds. Its fully integrated vinyl chloride monomer (VCM) and PVC production chain is situated at Sasolburg. Ethylene and chlorine are sourced from within Sasol Polymers. It uses technology licensed from European-based VinTec and European Vinyls Corporation (EVC) for VCM and PVC respectively. The current PVC nameplate capacity is 160 Ktpa. The Vinyls business is in the process of upgrading its VCM and PVC plants to increase PVC production by at least 40 Ktpa during 2005. This business unit supplies more than 95% of the South African resin market as well as exporting to markets in Africa and the Far East.

        Local PVC sales were 7% higher than in the previous year, due to demand for PVC infrastructural products in South Africa.

        The Vinyls business completed the revised consolidation of its PVC compounding operations and the Durban factory was closed at the end of 2003. Production still takes place at its Johannesburg and Sasolburg plants.

        Chemicals.    The Chemicals business unit operates plants at Sasolburg producing chlor-alkali chemicals, cyanide and organic peroxides. The latter is produced in a joint venture with Degussa.

        The Chemicals business unit operates a 145 Ktpa chlorine plant and supplies some 72% of its chlorine production to the Vinyls business unit. The balance is beneficiated into hydrochloric acid, sodium hypochlorite and calcium chloride. We sell 133 Ktpa of diaphragm- and membrane-grade caustic soda to South African customers in the pulp and paper, minerals beneficiation and soap and detergent industries.

        The Chemicals business is South Africa's sole manufacturer of sodium and calcium cyanide solution with a production capacity of 40 Ktpa, which is sold to local gold producers. Local demand for cyanide is anticipated to decline in the longer term in line with South Africa's reduced extraction and refining of gold ore.

Sasol Polymers
Production Capacity(1)

Product	Total Ktpa	Africa	Asia
Polymers (excl. capacity of JV facilities)
Ethylene	480	•
Propylene	520	•
Polypropylene	220	•
LDPE	100	•
LLPDE	110	•
PVC	160	•
Chlorine	145	•
Caustic soda	165	•
Cyanide	40	•
Polymers (capacity of JV facilities)
Ethylene	72		•
Propylene	11		•
LDPE	102		•

        Investments.    As additional ethylene and propylene feedstock is expected to become available during the 2006 financial year, resulting from our unleaded petrol and polymers project, Sasol Polymers will be increasing its South African output of both polyethylene and polypropylene by a total of 510 Ktpa at its Sasolburg and Secunda operations. For more information on our Synfuels unleaded petrol and polymers project see above "—Sasol Synfuels".

        At the Sasolburg Midland site, we will develop a new 220 Ktpa LDPE plant incorporating licensed ExxonMobil process technology and downscale production at the long-serving Poly 1 LDPE plant from 100 Ktpa to 40 Ktpa. We will also increase LLDPE capacity from 110 Ktpa to 150 Ktpa. At the Secunda site, we will develop a new 300 Ktpa polypropylene plant based on licensed process technology from BP.

        Markets and competition.    Sasol Polymers' major focus is on the Southern African polymers market, from which it derives more than 75% of its turnover. As the sole producer of LDPE, LLDPE and PVC in South Africa, it holds the leading share in the local market. The main competitors in this market are Asian and Middle Eastern producers.

        Dow Plastics South Africa is the main competitor for our polypropylene business, producing 110 Ktpa. Sasol Polymers exports to neighboring countries in Southern, East and West Africa, the Far East, North West Europe and South America. Sales to these markets depend on the extent to which production capacity exceeds domestic market sales.

        In 2004, Sasol Polymers exported 124 Ktpa of polypropylene, 46 Ktpa of PVC, 5 Ktpa of polyethylene and 5 Kt of chemicals. Polypropylene accounts for by far the largest portion and geographical spread of Sasol Polymers' exports.

  Sasol Polymers International Investments

        Sasol Polymers International Investments' growth strategy focuses on Africa and the Indian Ocean Rim. To support its objectives in this latter region, it has established four ventures, Optimal Olefins and Petlin in Malaysia, Wesco China Limited in China and Arya Sasol Polymer Company in Iran.

        Optimal Olefins operates a 600 Kt per year ethane/propane cracker at Kertih, on the east coast of Malaysia. The company is a venture between Petronas of Malaysia (64%), The Dow Chemical Company (24%) and Sasol Polymers International Investments (12%). The cracker principally produces 600 Ktpa of ethylene and 90 Ktpa of propylene. The monomers are sold to captive downstream customers, including Petlin, in the same petrochemical production complex at Kertih.

        Petlin operates a LDPE production plant on the east coast of Malaysia. The company is a joint venture between Sasol Polymers (40%), Petronas (40%) and SABIC EuroPetrochemicals, formerly DSM (20%). This plant has a capacity of 255 Ktpa and, on the basis of our knowledge of the industry and publicly available information, we believe that it is one of the world's largest of its type. It commenced production in September 2002 and its production is primarily for the Southeast Asian and Chinese markets. Both these plants are in steady state production and contribute to group profits.

        Sasol Polymers International Investments holds a 40% stake in Wesco China, a distributor of polymer products mainly to customers in Southern China and Taiwan. Wesco operates a polymer warehouse and bagging plant, a compounding plant and a recycling plant in the Guangdong province in China. The company handles more than 150 Ktpa of polymers and has distributed Sasol Polymers' polypropylene in China since 1990.

        Sasol Polymers Germany, a subsidiary of Sasol Polymers International Investments, has entered into a 50:50 joint venture with the National Petrochemical Company of Iran to construct and operate an integrated ethylene and polyethylene production facility in Iran. The joint venture, Arya Sasol Polymer Company, comprises a 1,000 Ktpa ethane cracker and two 300 Ktpa polyethylene plants (one for producing LDPE and one for HDPE). Construction of the production facility has commenced. The cracker is expected to come on stream towards the middle of 2005 and the two polyethylene plants early in 2006.

  Sasol Solvents

        Sasol Solvents primarily manufactures and markets globally a range of oxygenated solvents to various industries. In 2004, Sasol Solvents achieved a global external turnover of R6.0 billion, which represents 10% of our total segmental turnover.

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

Sasol Solvents
Production Capacity

Product	Total (Ktpa)	Africa	Europe
Ketones	313
• Acetone	168	•
• MEK	120		•
• MIBK	25	•
Glycol ethers	70
• Butyl glycol ether	70		•
Acetates	59
• n-Propyl acetate	9	•
• Ethyl acetate	50	•
Solvent blends	50	•
Mixed alcohols	385	•
Pure alcohols	860
• Methanol (C1)	140	•
• Ethanol (C2)	285		•
• n-Propanol (C3)	45	•
• Isopropanol (C3)	225		•
• n-Butanol (C3)	150	•
• iso-Butanol	15		•
Acrylates	125	•
• Ethyl acrylate	35		•
• Butyl acrylate	80		•
• Glacial acrylic acid	10		•
Other	70	•	•

        Sasol Solvents has a total production capacity of more than 1,900 Ktpa, at four sites in South Africa and three in Germany. The South African production facilities are located at Secunda in the Mpumalanga Province and Germiston in the Gauteng Province and at two separate locations in Sasolburg in the Free State Province. Our German production facilities are located at Herne, Marl and Moers in the Ruhr area.

        The main portion of the division's South African product is derived as a co-product of the Synfuels process at Secunda. Significant parts of the products are nevertheless synthesized from chemical feedstocks. Ethanol, isopropanol and methyl ethyl ketone (MEK) are synthesized from ethylene, propylene and butane respectively and the German plants. In South Africa, butanol is synthesized from propylene and carbon monoxide and acrylic acid is synthesized from propylene.

        Some of the products also result from the downstream conversion of the primary chemicals to higher value-added derivatives. Examples of these products include the production of:

  •
  methyl isobutyl ketone (MiBK) from acetone;

  •
  ethyl acetate synthesized from ethanol;

  •
  propyl acetate synthesized from propanol and acetic acid;

  •
  ethyl and butyl acrylates from acrylic acid and the corresponding alcohols; and

  •
  ethylene glycol butyl ether from butanol and theylene oxide and butyl.

        Sasol Dia Acrylates is our new marketing and production joint venture with Mitsubishi Chemical Corporation of Japan. This company successfully brought on stream its 80,000 tpa acrylic acid and 115,000 tpa acrylates complex in February 2004.

        The integrated, four-plant facility produces acrylic acid, glacial acrylic acid, butyl acrylate and ethyl acrylate from Sasol feedstock, including butanol from the adjacent butanol plant brought on stream in the previous year. This new chemical complex has enabled Sasol to become the world's only known acrylic acid and acrylates producer that is fully back-integrated into the required feedstocks of propylene, butanol and ethanol. The complex also underscores our commitment to expand our chemical portfolio by adding value to our chemical feedstocks.

        Closer collaboration of Sasol Solvents with Sasol Olefins and Surfactants in Europe, the US and South Africa has yielded operational synergy. By sharing services, these two divisions have reduced their operating costs.

        Markets and competition.    In 2004, Sasol Solvents sold approximately 1.48 Mt of products worldwide, approximately 90% of which were sold in the European, South African, Asia-Pacific and Middle Eastern markets. Sasol Solvents markets its products globally and manages its global business from its central offices in Johannesburg and Hamburg. It also operates thirteen regional sales offices and seven storage hubs in South Africa, Asia-Pacific, the Middle East, the United States and Europe.

        Sasol Solvents holds significant market shares in the global markets for some products, amongst which n-propanol, propyl acetate and iso-propanol are the most prominent.

        Sasol Solvents' competitors vary depending on the products and include a number of major international oil and chemical companies. In the market for ketones, its main competitors are ExxonMobil, Shell Chemicals and Ineos. In the alcohols market, its main competitors are BP Chemicals, Shell Chemicals, Dow, Celanese and Equistar. In the market for acetates and acids, its main competitors include Celanese, Eastman and BP Chemicals.

Sasol's Liquid Fuels Business (Sasol's LFB or LFB)

        In line with the requirements of South Africa's Liquid Fuels Charter of 2000 and our commitment to advancing Black Economic Empowerment (BEE), we have focused on creating the new Sasol LFB. The Sasol LFB encompasses the established liquid fuels and lubricants marketing, distribution, commercial and retailing interests, including the Exel business, our shareholding in the Natref crude oil refinery, and the acquisition of fuel components and the fuel blending and storage facilities at Sasol Synfuels in Secunda. Products include petrol, diesel, jet fuel, fuel alcohol, illuminating paraffin, liquefied petroleum gas, fuel oils, motor and industrial lubricants. Sasol Synfuels' fuel blending and logistics operations at Secunda were transferred to, and successfully integrated into, the Sasol LFB. The Sasol LFB also encompasses crude oil procurement, shipping and refining, as well as final product supply to, and trading with, other oil companies operating in Southern Africa.

        On 6 February 2004, Sasol announced that Sasol Limited and Petrolium Nasional Berhad (Petronas)—the Parties—were in discussions concerning the combination of their respective interests in Sasol's Liquid Fuels Business and Engen in a joint venture to create a leading South African Liquid Fuels Business. It is envisaged that the new Sasol's Liquid Fuels Business will be effected by way of a joint venture in which the Parties will each have an equal 37.5% interest and in which BEE partners (both existing and new) will hold a combined 25% interest.

        The parties plan to conclude definitive agreements concerning the joint venture during the last quarter of 2004. A further announcement will be made at the conclusion of this process. Definitive agreements will be subject to regulatory review which it is hoped will be completed during the first quarter of 2005.

        The Natref refinery.    National Petroleum Refiners of South Africa (Pty) Limited (Natref), is South Africa's only inland crude oil refinery. We own 63.64% of Natref and Total South Africa (Pty) Limited (Total) owns the balance of 36.36%. While we operate the refinery, Total participates in its management with veto rights in respect to a number of corporate actions, including, among others, increasing or reducing Natref's share capital, amending Natref's Memorandum and Articles of Association and the

rights attaching to its shares, appointing directors to serve as executive officers and determining directors' remuneration.

        Under the terms of an agreement concluded between Total and Sasol, Total was granted the option to purchase up to 13.64% of the ordinary shares in Natref from Sasol at fair market value upon the occurrence of certain events. Termination of the Main Supply Agreements in December 2003 allowed Total to exercise its option to increase its interest in Natref to up to 50%, although Total decided not to exercise its option and increase its interest to 50%, at that stage. The envisaged transaction to combine the sub-saharan liquid fuels businesses of Sasol and Petronas, in a joint venture, will again provide Total with the option to increase their shareholding in Natref by 13.64%. Total would be allowed equal representation on Natref's board of directors, once they have acquired an additional 13.64%. Potential disagreements regarding matters before the board of directors or shareholders meetings will be resolved through appropriate deadlock procedures, or otherwise referred to arbitration.

        Refinery production and capacity.    Natref obtains approximately 50% of its crude oil requirements from the Middle East through crude oil term contracts and the balance at spot prices from West Africa and other sources. Durban landed crude oil is transferred to the refinery through a 670 kilometer pipeline owned by Petronet, a state-owned pipeline company.

        Natref is a technologically advanced refinery, highly efficient in refining heavy crude oil into gasoline, diesel and other white products. It is South Africa's only inland crude oil refinery, as the other three crude oil refineries are located along the country's shores. Its inland position does not allow the refinery easy access to the bunkers fuel market, which is the case for coastal refineries. Therefore, Natref focuses on the production of white petroleum products. It is designed to upgrade relatively heavy crude oil with a high sulfur content (sour) to yield about 90% white petroleum products. Crude oil selection and degree of upgrade are ultimately dictated by refinery configuration and overall economics. Other products of the refinery include commercial propane, jet fuel, different grades of bitumen and fuel oils.

        We are investing in the Natref refinery to meet new fuel specifications. This project is aimed at meeting the more stringent legislation for the introduction of low-sulfur diesel and lead-free petrol production in January 2006. The project will allow Natref to produce to the 2006 specifications, but at the reduced capacity of 89%. The project should be completed by the end of 2005 and our share of capital for the Natref project is expected to be about R366 million. New processing units will have to be built to meet the required fuel specifications in 2010 and will require a substantial investment.

        With regard to refinery efficiency during the year 2004, plant availability was 97.82%. White product yield was 90.7% in 2004, compared to 91.6% in 2003. The total product yield increased from 98.4% in 2003, to 99.4% in 2004. Unintended downtime was reduced from 0.94% to 0.52%, which falls within the upper 20% of Asia-Pacific refiners. Energy efficiency improved by 1.5 percentage point and refinery losses reduced from 0.72 weight percentage (wt%) to 0.70 wt% during 2004.

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

Natref Refinery Production(1)

Product	2004	2003	2002(2)

Crude oil processed (million liters)	3,115	2,751	2,055
White product yield (% of raw material)	90.7	91.6	88.1
Total product yield (%)	99.4	98.4	96.5

(1)
Data based on our 63.64% share in Natref.

(2)
Production in the year 2002 was impacted by the four-month closure of the refinery following the fire in June 2001.

Liquid Fuels Marketed
by Sasol's LFB

Product	2004	2003	2002

Total liquid fuel sales (million liters)	9,318	8,868	7,727
Fuel and bitumen exports (million liters)	739	158	160

        The South African liquid fuels market.    We are the leading provider of liquid fuels in South Africa in terms of both turnover and sales volumes (South African Petroleum Industry Association—Product Sales Figures, 2003 calendar year). The proportion of Natref's capacity that corresponds to our 63.64% share in the refinery represents about 14% of South Africa's total liquid fuels demand. In addition, 27% of South Africa's fuel demand is produced from components produced at Sasol Synfuels in Secunda. Our main wholesale customers in the South African liquid fuels market include Engen, BP, Caltex, Shell and Total. These companies, among others, currently purchase a part of their liquid fuels requirements for the South African market from us.

        The Natref refinery at Sasolburg and our facilities at Secunda are located in the economic heartland of the country, where an estimated 55% of the country's liquid fuels are consumed. We currently supply approximately 6.6 Mt of white products per year to the South African market, representing approximately 41% of South Africa's fuel needs of about 16 Mt per year. Petrol and diesel export volumes to African countries, excluding South Africa more than doubled.

        Through our joint venture with ExxonMobil we have established a 15% direct market share for the supply of jet fuel at Johannesburg International Airport.

        After termination of the Main Supply and Blue Pump agreements, we concluded new supply agreements with the main oil companies operating in South Africa. Our new wholesale agreements came into effect from January 2004. These agreements cover the supply of liquid fuels, including petrol, diesel, liquefied petroleum gas, jet fuel and illuminating paraffin. The transition to the new agreements was reasonably smooth and we met all supply commitments.

        The termination the Main Supply Agreement (MSA) on 31 December 2003 constrained volumes sold to major oil companies under new supply agreements relative to volumes sold under the MSA during the second half of the financial year. Turnover for the year decreased by 4%, while operating profit increased by 2%. Higher direct sales volumes, disciplined cost management and higher US dollar refining margins, all contributed positively to profit. Lower sales to other oil companies and the Rand's strengthening were the main constraints on achieving further profit growth. The operating profit from fuels marketing improved by 86% due to the successful launch of our retail network, which resulted in higher direct sales volumes.

        In the commercial sector, we are targeting three primary business sectors for marketing and supplying Sasol liquid fuels and lubricants: the mining industry, the transport industry and government organizations. Our successful marketing of products, for example our low-sulfur Sasol turbodiesel™, has assisted in promoting our successes in both the commercial and retail markets.

        The distinctive commercial, logistical, marketing and technical operations of Exel Petroleum and Sasol's Liquid Fuels Business were integrated into one new company and culture during the second half of the year. At year-end, we had established 115 Sasol Retail Convenience Centers (RCC) (service stations) and 175 Exel service stations in line with maintaining a dual-branding approach to support two distinctive, but complementary marketing strategies.

        Our program to roll out Sasol RCCs across South Africa within an extremely tight timeframe is being executed on schedule, and enabled us to achieve our interim objectives in terms of market share for both retail petrol and diesel.

        When the Main Supply Agreement expired, we started directly to sell, on a commercial basis, the group's low-sulfur, low-benzene illuminating paraffin. We expect to build up a market share for our illuminating paraffin over the next five years. We retain competitive advantage in this sector of the industrial and related energy markets because of a notably low sulfur content of our fuel oils and special distillate fuels.

        The Petroleum Products Amendment Act and subsequent further Amendment Bill, are expected, when enacted, to allow the Minister of Minerals and Energy, if required, to regulate the conditions and requirements for licensing of the sale of petroleum products to the retail markets in South Africa, including liquid fuel retail prices. Its provisions can affect the conditions and cost of our entry into the South African retail market for liquid fuels. See "Item 4.B Business Overview—Regulation—Regulation of Petroleum—Related Activities in South Africa".

        The Petroleum Pipelines Bill proposed, among other things, to establish a petroleum pipelines authority responsible for the supervision of the national regulatory framework of petroleum pipelines and provisions for the issuance of licenses relating to the construction and operation of petroleum pipelines and the delivery of certain commercial services in connection with these pipelines. It is intended to subsume the pipelines authority into a single Energy Regulator to be created by legislation.

        Among the matters governed by the Act, of particular significance to our business, are issues relating to the issuance of licenses and the discretion granted to the Minister of Minerals and Energy with respect to the exercise of executive powers, the determination of tariffs and the issue of open access to pipelines.

        With regard to the setting of tariffs, different methodologies can be adopted, which may prove disadvantageous to some competitors because of their different market position and geographic location. Regulations that may be promulgated under the Act, could affect our logistic position due to the location in the economic heartland of the country of our Natref refinery and our Synfuels facilities at Secunda. The Act provides that sufficient pipeline capacity will be made available in the crude oil pipeline to enable Natref to operate at its capacity at the commencement of the Act.

        We believe that securing direct independent access to the retail markets will yield strategic advantages to further improve our position in the South African fuels market. Since the restrictions on our direct sales to the South African market have been removed, we have the opportunity to increase our fuel production and sales by accessing the retail and commercial markets.

        Petronet, the South African pipeline company, transfers synthetic fractions from Secunda to Natref on behalf of Sasol. Petronet has purported to terminate the agreement to transfer these fractions with effect from 1 January 2005. Sasol's contention is that they have no right to do so and an application is being made to Court to interdict them from ceasing such transfer.

        We continue to support and participate—with the South African liquid fuels industry and the national departments of Minerals and Energy and of Environmental Affairs and Tourism—in comprehensive technical program towards finalizing South Africa's national vehicular emission strategy. The final draft strategy is due to be presented to the South African Cabinet for ratification before the end of 2004.

        We have also been participating in, and contributing to, a National Optimum Octane Study with a view towards defining an optimum octane structure for petrol in South Africa once octane-enhancing lead additives are removed, by law, by 2006.

        Economic empowerment of historically disadvantaged South Africans.    As part of a general initiative of the government of South Africa to ensure the participation of historically disadvantaged South Africans in the country's economy, in November 2000, we became party to an agreement with the government and the liquid fuels industry which requires us, as well as other oil companies in this sector, to allow and facilitate Black Economic Empowerment (BEE) participation. For a further discussion of the Liquid Fuels Charter see "—Empowerment of Historically Disadvantaged South Africans". The Liquid Fuels Charter requires, inter alia, us to allow historically disadvantaged South Africans to acquire an equity participation of at least 25% in the company holding our Sasol's Liquid Fuels Business by 2010. We presented our charter-specific plan to a dedicated parliamentary portfolio committee of the South African Parliament during 2003. Our plan outlined our commitment to include a 25% BEE shareholding in our South African Sasol's Liquid Fuels Business before 2010. The process to identify suitable Black Economic Empowerment shareholders is well advanced and has been accelerated from January 2004 after the expiry of the Main Supply and Blue Pump Agreements between Sasol and other oil companies in South Africa. In order to facilitate this participation, we reorganized our South African Sasol's Liquid Fuels Businesses, including our crude oil refining facilities, our liquid fuels marketing and distribution operations and our Synfuels blending and storage facilities.

        In February 2004, we announced our intention, subject to final agreement between the parties and approval by the regulatory authorities, to merge our Sasol LFB with Engen, a leading petroleum manufacturing and marketing company in South Africa. A joint business plan is being developed and further discussions on structuring the 25% BEE participation in the joint-venture transaction are ongoing with our respective BEE partners. Dr Penuell Maduna, a former cabinet minister, was appointed as an advisor to facilitate and structure the BEE consortium associated with Sasol's LFB. (See Item 8.B—Significant changes)

  Sasol Gas

        Through Sasol Gas, we market pipeline gas, produced by Sasol Synfuels and natural gas as a result of the inception of natural gas production from the Mozambican gas fields. Since 1964, we have developed gas markets and a gas distribution pipeline network of 2,200 km through which we currently supply 52.9 million gigajoules per annum (mGJ/a) throughout the regions of Mpumalanga, Gauteng, KwaZulu-Natal and the Free State. In these regions, we supply our gas to more than 530 industrial and commercial customers. We use a Petronet pipeline to transport gas to our markets in KwaZulu-Natal.

        Our gas products consist of synthetic methane-rich gas produced at our Synfuels plants in Secunda and natural gas piped from the Mozambican gas fields. Our gas competes mainly with crude oil-derived products in various industries, including ceramics, glass, metal manufacturing, chemical, food and a number of other sectors.

        The South African gas market.    The market for pipeline gas in South Africa, is still in its infancy. We expect the market to grow substantially as a result of the introduction of natural gas from Mozambique. Our current supply of 52.9 mGJ/a of pipeline gas represents 2% of the final energy market in South Africa, dominated by electricity and coal. Environmental and technological trends are expected to entice customers to convert to gas as a substitute for electricity, crude derivatives and coal.

        The natural gas project.    Through Sasol Petroleum International, we agreed with the government of Mozambique to develop its natural gas fields in the region of Temane. To this end, we concluded a petroleum production agreement under which, in partnership with Companhia Moçambicana de Hidrocarbonetos, a subsidiary of Mozambique's national oil company, we are developing the reservoirs in Temane and Pande and constructed a main natural gas central processing facility. We have also concluded a production sharing agreement which grants us exploration rights to defined areas surrounding the Temane and Pande reservoirs.

        Furthermore, the government of Mozambique granted us the right to construct and operate a gas transmission pipeline for the transportation of gas from Mozambique to South Africa. The governments of South Africa and Mozambique have the option collectively to acquire 50% of the shares in the pipeline company which is currently a wholly owned Sasol subsidiary, at a price to be determined by means of a formula at the date they exercise the option. The South African Government's option is due to lapse three months from the date we submit reserve reports which confirm that there are sufficient proven reserves to ensure adequate supply to the South African natural gas market, at a potential rate of 120 mGJ/a, for twenty five years.

        The project has been completed on schedule and within budget and comprised eight main objectives:

  •
  exploration in and around the Temane and Pande fields and the development of the gas extraction infrastructure;

  •
  the commissioning of the central processing facilities at Temane to clean and dry gas;

  •
  the commissioning of the cross-border transmission pipeline between Temane and Secunda;

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

        Construction of the central processing facility near Vilanculos in Mozambique, was completed in March 2004 and can currently be fed with gas from nine of its twelve production wells. In June 2002, we commenced construction of the transmission pipeline from Mozambique, which was completed in March 2004. For a discussion of the regulation of pipeline gas activities in South Africa see "—Regulation of gas-related activities in South Africa".

        We have successfully converted more than 500 inland customers to natural gas by the end of June 2004.

        During the year demand for gas from external markets remained largely flat. While growth in sales volumes was achieved in certain market sectors, several of Sasol Gas' high-volume industrial customers have implemented an energy-efficiency drive as part of their wider corporate programs to reduce operating costs.

        Based on our estimates, we believe that natural gas will be delivered to South Africa at an initial rate of 80 mGJ/a, which we expect to increase to 120 mGJ/a by the end of the decade.

        The introduction of natural gas from Mozambique coincided with the exhaustion of the coal reserves and the shutdown of the majority of our mining operations at the Sigma Mine at Sasolburg. We transformed our coal gasification facilities at Sasolburg to natural gas refining as part of the Mozambique natural gas project. In addition, Sasol Synfuels and Sasol Technology installed additional facilities at our Secunda plant to commence using natural gas as supplementary hydrocarbon feedstock.

        The natural gas project was conducted with due regard for social and environmental obligations and our requirement to complete construction according to the principles of sustainable development. We utilized prevailing international development guidelines and principles issued by various organizations into account, including the World Bank and the World Health Organization.

        The Petronet gas pipeline.    Petronet, a state owned-enterprise, is the owner and operator of a network of 3,000 km of high-pressure petroleum and gas pipelines. Petronet recently gave us notice to terminate the agreement for the transportation of gas through their Kwa-Zulu Natal pipeline to the Durban market which termination is effective 1 January 2011. We have entered into discussions with Petronet in order to attempt to secure the pipeline on gas for an extended period of time. Petronet has agreed in principle to such negotiations and the negotiations are at an advanced stage. It is envisaged that a heads of agreement can be signed during the next few months and a definitive agreement by the end of 2004.

        Co-generation.    We are currently examining opportunities of co-generation, the supply of both electricity and steam to utilities consumers, especially in the regions of Newcastle, Durban and Richards Bay. In view of the government's plans to privatize electricity generation activities a co-generation project of this type should be able to achieve profitability in line with utility benchmarks.

        As part of our commitment to Black Economic Empowerment, Sasol Gas formed a joint venture company, Spring Lights Gas which successfully completed its second year of commercial operations with increased operating profit on the previous year. A Black Economic Empowerment company, Coal Energy and Power Resources, holds 51% of the shares and Sasol Gas the balance. Sasol Gas sold its business rights to market pipeline gas in the Durban South area of Kwa-Zulu Natal to this joint venture, which commenced operations in July 2002.

        Sasol Gas signed a memorandum of understanding in 2002 with another black empowerment company, Umkhumbi We Afrika, for the potential distribution and marketing of natural gas in the Nelspruit region of Mpumalanga. Umkhumbi We Afrika and Sasol Gas are continuing with their study to assess the feasibility of constructing the necessary spur pipeline and support infrastructure. The companies intend to complete their study before December 2004.

  GTL—Sasol Synfuels International

        Based in Johannesburg and formed in 1997, Sasol Synfuels International (SSI), our technology marketing and support subsidiary, is responsible for developing and implementing international business ventures based on our Fischer-Tropsch synthesis technology. SSI initiates and develops new ventures from project conception through to venture implementation. We expect that, in time, it will participate fully in the supporting of those ventures and the marketing of their products after the commercial start-up.

        The Sasol SPD™ process.    Exploiting our long and extensive experience in the commercial application of Fischer-Tropsch technology, we have successfully developed a Fischer-Tropsch-based SPD process for converting natural gas into high-quality, environment-friendly diesel and other liquid hydrocarbons. The Gas to Liquids (GTL) process consists of three main steps, each one of which is commercially proven. These include:

  •
  the Haldor Topsøe reforming technology, which converts natural gas and oxygen into syngas;

  •
  our Slurry Phase Fischer-Tropsch reactor, which converts syngas into hydrocarbons; and

  •
  where possible, the ChevronTexaco Isocracking technology, which converts hydrocarbons into particular products, mainly diesel, naphtha and Liquified Petroleum Gas (LPG).

        Currently, we believe, based on our knowledge of the industry and publicly available information, that on a worldwide basis we have the most extensive experience in the application of Fischer-Tropsch technology on a commercial scale, with Shell being the only other company with significant experience in this field. Given the increasing discovery of extensive natural gas resources, especially in remote regions, our Sasol SPD™ process can be applied with significant commercial and efficiency advantages in various parts of the world. Proven global natural gas resources are currently estimated to be an oil equivalent of more than 900 billion bbl. In addition, transportation of fuels in liquid form is easier and cheaper than transportation of gas. As a consequence, our technology has evoked interest from countries and companies with extensive natural gas reserves, as an appealing alternative for exploiting these reserves. In recent years, we have been actively promoting our Sasol SPD™ technology and are examining several projects, with a view to commencing its commercial application at the core of new GTL plants.

        The Sasol SPD™ process converts natural gas into diesel and other liquid hydrocarbons which are generally more environment-friendly and of higher quality and performance, compared to the equivalent crude oil-derived products. In view of product specifications gradually becoming more stringent, especially with respect to emissions, we believe that the option of environment-friendly GTL fuels will become more appealing in time. However, the construction of GTL facilities and the production of GTL fuels require significant capital investments, at least during their initial stages, as is usually the case with the application of new technologies. GTL fuels can be used with optimized engines for best performance, although they can also be utilized with current compression ignition engines. We also expect that GTL diesel may be suitable as a cost-competitive blend stock for conventional diesels, thereby enabling diesel producers to improve the quality of their existing diesel formulations without investing substantially in sophisticated new plants and infrastructure. We anticipate the combined factors of GTL diesel's superior characteristics and the prevailing market conditions in developed economies will enable GTL products to initially command premium prices for either niche applications or as a blend stock for upgrading off-specification products.

        The Sasol Chevron (SC) joint venture.    In June 1999, SSI and ChevronTexaco, then Chevron Corp., agreed to create a global alliance SC in order to identify and implement ventures based on GTL technology as part of our strategy to exploit our Fischer-Tropsch technology and to develop and commercialize the GTL process. We believe that there are considerable synergies between the two companies, which will enable the alliance to accelerate both the implementation of GTL ventures and the development of markets for the new products, to be produced from the ventures that will be established. We finalized and implemented our global joint venture in October 2000. SC and SSI continue to be involved in exploratory discussions and feasibility studies with some of the world's gas-rich countries, including Australia, with the view to develop GTL plants over the next decade.

        In addition, working closely with Sasol Technology's Fischer-Tropsch process innovation teams at Sasolburg and Johannesburg, SSI and SC are involved in an ongoing program aimed at further improving competitiveness by lowering the capital and operating costs of future GTL plants.

        Sasol exploring new opportunities.    Working in partnership with Sasol Technology, SSI also continues to explore for new opportunities to commercialize Sasol's competitive Fischer-Tropsch synthesis technology for the beneficiation of coal and other hydrocarbon resources, including biomass.

        The Qatari GTL project.    We have formed a joint venture with Qatar Petroleum (QP), Qatar's state-owned energy company, the Oryx GTL venture, in respect of the joint development of a GTL plant at Ras Laffan Industrial City in Qatar. We hold 49% in this venture, with QP holding 51%, in the US$952 million project (excluding financial charges), including site, pre-production and contingency costs. Construction of the GTL plant has commenced and a dedicated Sasol management team has been established in Qatar.

        In November 2002 we jointly appointed 15 banks as lead arrangers to provide the US$700 million non-recourse debt financing for the venture. QP and SSI awarded the US$675 million lump-sum, turnkey engineering, procurement and construction (EPC) contract to the multinational, French-based engineering company, Technip, in December 2002. The EPC contract became effective in March 2003 after finalizing the financial agreements. The EPC contract is being executed from Technip's Italian operations in Rome. Sasol Technology design engineers and project managers are managing the technology, engineering and project management portfolios for SSI and QP.

        Site work for the construction of the Oryx GTL plant began in September 2003. Civil engineering work, including pipe laying, will be completed in mid-2005. All major pieces of long-lead-order equipment, including the two low-temperature Fischer-Tropsch Slurry Phase reactors being fabricated in Japan, Haldor Topsøe autothermal reformers, a ChevronTexaco Isocracking™ unit and the compressors will arrive at Ras Laffan in phases during our 2005 financial year. Plant start-up is scheduled for first quarter 2006. Most of the Oryx GTL diesel (about eight-million barrels a year) will be marketed to customers in Western Europe, where much of this ultra-low-sulfur diesel will most likely be used as blend stock for higher-sulfur diesel derived from conventional oil refining.

        Expansion of Qatari GTL capacity.    In March 2004, SC and QP announced plans to expand the Oryx GTL plant in order to increase its capacity to about 100,000 bbl/d. In support of these plans, SC and QP signed a memorandum of understanding for the expansion project that would add a further capacity of about 66,000 bbl/d.

        In addition, QP and SC have agreed to pursue the opportunity of developing an upstream-downstream integrated GTL project, also at Ras Laffan, with a capacity of about 130,000 bbl/d.

        Bidding phase progress for Escravos GTL (EGTL).    SC is also participating in the development of a second GTL plant, EGTL at Escravos in the Niger Delta region of southern Nigeria. EGTL is a joint venture between the Nigerian National Petroleum Corporation (NNPC) and Chevron Nigeria Limited (CNL), two companies with established petroleum production interests at Escravos. The EPC bidding process is progressing.

        We believe that the operation of the GTL plants in Nigeria and Qatar will effectively demonstrate the successful commercial application of the Sasol SPD™ process outside South Africa.

        The Gulf GTL study planned.    A potential GTL project opportunity exists in gas-rich Iran, for which SSI recently completed a pre-feasibility study. SSI and Iran's state-owned National Petrochemical Company (NPC) have been involved in discussions with a view to exploring the merits of constructing on the Gulf a GTL plant based on the Sasol SPD™ process. SSI and NPC plan to commence a feasibility study for this potential project in the year ahead. An investment decision will only be made after the results of a feasibility study have been evaluated.

        Coal beneficiation study for China.    SSI is about to commence a feasibility study with a consortium of Chinese companies for the potential development of two 60,000 bbl/d to 80,000 bbl/d coal-to-liquids (CTL) facilities in the People's Republic of China.

        Catalyst facility.    To support our plans to globally develop and exploit GTL technology, Sasol Technology entered a co-investment agreement with Engelhard Corp. during 2002 to manufacture our proprietary advanced cobalt catalyst. Sasol Technology developed this cobalt catalyst for application in the Sasol Slurry Phase Distillate (Sasol SPD) reactor to be featured in future GTL plants. In January 2002, we commissioned our 500 tpa cobalt catalyst production facility at De Meern in the Netherlands. It has since been producing and stockpiling high-quality catalyst for our Nigerian and Qatari GTL plants.

Other Activities

  Sasol Wax

        Sasol Wax, our wholly owned wax operation, produces and markets wax and wax-related products to commodity and specialty wax markets globally. It manufactures crude oil-derived paraffin waxes, as well as synthetic waxes produced on the basis of our Fischer-Tropsch technology. Sasol Wax has its head office in Hamburg and employs 1,095 people globally. In 2004, it had a global external turnover of R3.9 billion, representing 6% of our total segmental turnover.

        Products and activities.    The overall volume of products marketed amounts to 780 Ktpa per year of which 31% are products derived from the Fischer-Tropsch process. The main product portfolio includes paraffin waxes, both fully refined and semi-refined, produced and marketed in various grades, as well as Fischer-Tropsch-based synthetic waxes which include the Fischer-Tropsch-derived hard wax (melting point range 80°C and higher), the Fischer-Tropsch-derived medium wax (melting point range 30–80°C) and liquid paraffins in the carbon range C5 through C20. Various specialty blends of waxes are also produced and marketed. Sasol Wax continues to develop niche markets for higher-value specialty waxes, such as those used by the food, cosmetics, pharmaceutical, construction-board and adhesive industries. We recently increased sales of specialized liquid paraffins to the oil and gas exploration and production drilling industry. Demand for our liquid paraffins for environmentally preferred drilling fluids has been growing in the Gulf of Mexico following the introduction of more stringent US Environmental Protection Agency specifications for drilling fluids and other oilfield chemicals. The recently acquired ExxonMobil European wax emulsion business has annual sales of about euro 22 million. We produce, as a result, about 60 Ktpa of wax emulsion at facilities in the UK, Austria, Norway, and Germany.

        The main productive assets of this division are located in Hamburg, Germany, in Sasolburg and Durban, in South Africa, in Pass Christian, Mississippi, and Oakland, California, in the United States.

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

        Our plant in Sasolburg operates Fischer-Tropsch-based technology for the production of synthetic waxes. It currently uses coal-derived syngas as feedstock, which we plan to change to natural gas-derived syngas, when Mozambique natural gas reaches our facilities in 2004. The production capacity of the wax plant in Sasolburg amounts to 240 Ktpa of Fischer-Tropsch-derived products, of which 70 Ktpa are hardwaxes, 80 Ktpa medium waxes, 30 Ktpa waxy oils and 60 Ktpa liquid paraffins.

        We own and operate a wax plant integrated in the Engen refinery in Durban, South Africa. This plant produces wax blends predominantly for the South African and other African candle industry. We also operate a major candle factory located in Johannesburg with a capacity of up to 30 Ktpa, which represents approximately 50% of the South African candle industry market.

        In the United States, our wholly owned subsidiary Sasol Wax Americas, Inc. (formerly Moore and Munger Inc.), based in Shelton, Connecticut, is engaged predominantly in trading activities, both in Fischer-Tropsch-derived and paraffin waxes. Sasol Wax Americas, Inc. holds a 50% share in the Luxco Wax business based in Oakland, California, which operates a wax blending facility in Pass Christian, Mississippi with a capacity of up to 20 Ktpa. The total product manufactured and traded by Sasol Wax Americas, Inc. in the United States amounts to approximately 100 Ktpa.

Sasol Wax
Production Capacity

Product	Facilities location	(Ktpa)
Paraffin wax	Germany	300
FT Hard wax	South Africa	70
FT Medium wax	South Africa	80
Waxy oils	South Africa	30
Liquid Paraffins	South Africa	60
Semi-refined paraffin wax	South Africa	30
Specialty wax blends	Germany, United States, Netherlands	80

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

        The overall world market for waxes is estimated at about 3,300 Ktpa and the main competitors in the market are the Chinese producers China Oil and Sinopec and Sasol Wax. In the specialty wax market, our Dutch subsidiary Paramelt competes with Honeywell's special products, Witco and the former Dussek Campbell, which formed a part of BP Special Products. BP Special Products was recently sold to H and R Wax Company GmbH.

  Sasol Nitro

        Sasol Nitro, our nitrogenous products division, manufactures and markets ammonia, fertilizers, commercial explosives and related products. The division also markets ammonia, sulfur and specialty gases produced by other Sasol divisions. Production activities are mainly located in South Africa. The division focuses on supplying the Southern African market with selective exports of fertilizers, ammonium nitrate-based explosives and explosives accessories. In 2004, Sasol Nitro's external turnover was R3.1 billion, representing 5% of our total segmental turnover.

        Main products.    The division's product portfolio includes:

  •
  ammonia;

  •
  nitric acid;

  •
  ammonium nitrate solution;

  •
  sulfuric acid;

  •
  high purity hydrogen;

  •
  phosphoric acid and phosphate derivatives;

  •
  various grades of fertilizer;

  •
  explosives-grade ammonium nitrate;

  •
  various packaged explosives; and

  •
  explosive accessories, including non electric initiation systems with joint venture Sasol Dyno Nobel and electronic initiations systems. The electronic initiation systems are currently manufactured exclusively for Australian based Orica Explosives.

        Production facilities.    With exception of Sasol Southwest Energy (SSWE), the production facilities of Sasol Nitro are located in South Africa.

        Our 330 Ktpa ammonia plant in Sasolburg was converted from coal-based gas to natural gas in June 2004. This plant can also produce high purity hydrogen that is sold to the oil and metal refining industries in South Africa. We also derive 330 Ktpa of ammonia as a by-product from coal gasification in Secunda.

        Sasol Nitro operates two nitric acid plants. The smaller 315 Ktpa unit in Sasolburg is linked to a downstream ammonium nitrate plant. The ammonium nitrate is processed in Sasolburg to produce low-density ammonium nitrate for use in the production of explosives. The 470 Ktpa nitric acid plant in Secunda supplies a downstream ammonium nitrate plant linked to a 500 Ktpa fertilizer granulation facility that produces limestone ammonium nitrate (LAN) and various other fertilizer grades containing nitrogen, phosphorus and potassium. Ammonium nitrate for industrial use is sourced from both sites.

        In Phalaborwa adjacent to the phosphate rock mine of Foskor, Sasol Nitro operates a 325 Ktpa phosphoric acid plant, of which 100 Ktpa capacity has been mothballed during 2004 due to adverse market conditions. The rock is of igneous origin and therefore low in cadmium and organic material, which makes it highly suitable for industrial and food-grade applications. Phosphoric acid is exported to India, Japan and Europe and used within our Group for the production of fertilizer and sodium tri-polyphosphate.

        In February 2004, the supplier of phosphoric rock informed us that the formula for rock price sales will from June 2004 be based on the import parity alternative price, an increase of some 100% on the old formula. This significant cost increase coupled with the strong Rand and adverse market conditions leaves us no alternative but to shut down or sell the phosphoric acid business. Both alternatives are currently being investigated.

        Sasol Nitro also manufactures bulk explosives at various mining sites and cartridged explosives in Secunda and Ekandustria. Non-electric initiation systems are manufactured in a joint venture with Dyno Nobel and electronic initiation systems manufactured for exclusive supply to Orica Explosives.

Sasol Nitro
Production Capacities(1)

Product	Ktpa	South Africa
Ammonia(1)	660	•
Sulfur	205	•
Granular and liquid fertilizers	700	•
Fertilizers bulk blending	905	•
Phosphates(2)	325	•
Explosives	300	•

(1)
Include volumes produced by Sasol Synfuels.

(2)
Includes 100 Ktpa mothballed capacity at Phalaborwa.

        Markets and competition.    Sasol Nitro focuses primarily on the Southern African market. Exports of ammonium nitrate, phosphoric acid and fertilizers have been reduced significantly since 2003 due to the impact of the strong Rand against the dollar. About half of the 660 Ktpa total ammonia product is used within the Group to produce ammonium nitrate-based fertilizers and explosives. The balance is sold mainly to other South African fertilizer and explosives manufacturers with small quantities made available for industrial usage in chemical manufacture and mineral beneficiation.

        Sasol Nitro is the only ammonia producer in South Africa. About 15% of South Africa's ammonia requirement in 2004 was imported. Omnia and AECI are our two major customers for ammonia and compete in the downstream fertilizer and explosives markets. We have entered into market-related contractual arrangements with these customers.

        Urea, an alternative to ammonium nitrate based fertilizers, is not manufactured in South Africa. Due to the strong Rand, Urea imports into South Africa have increased significantly during 2004. Increased Urea imports, along with adverse climatic conditions on the agricultural sector, resulted in reduced ammonium nitrate based fertilizer sales during 2004.

        Explosive products are mainly supplied to the Southern African market, with some quantities of cartridged explosives also exported to other African countries. Export sales of explosive-grade ammonium nitrate into South America and Australia were reduced to minimal levels during 2004 due to the combined impacts of the strong Rand and high ammonia prices. A toll-manufacturing agreement with African Explosives ended the continuous underutilization of our cartridge emulsion production facility, and this facility is now dedicated to production of cartridged emulsion explosives products for African Explosives. The market for explosives accessories in South Africa is significant, as large quantities of detonators are used in extensive mining activities. Sales of explosives accessories by the Sasol Dyno Nobel joint venture reached record levels mainly as a result of sales growth in niche markets. Sales of UNI Tronic™ electronic detonators were severely impacted by the mining industry's reaction to cost pressures. The sale of the UNI Tronic™ technology and marketing rights to Orica Explosives, along with an associated supply agreement, is expected to turn our electronic detonator business to profitability in 2005.

        The South African explosives market remains very competitive and prices are amongst the lowest worldwide.

        Discussions with potential buyers for our 50% stake in the Sasol Southwest Energy joint venture in the USA are in progress and are likely to be resolved shortly.

  Sasol Infrachem

        Sasol Infrachem has operated coal gasifiers that produced coal-derived Syngas for the downstream chemical beneficiation and hydrogen rich industrial gas for the past 50 years. As a supplier of on-site utilities, infrastructure and services, this division assisted Sasolburg to grow through investments in new and expanded production capacity.

        Syngas production was limited to 53.4 million Gigajoules (GJ) as a result of the change-over to natural gas as feedstock in June 2004. Although the syngas production was 1% lower, compared to the previous year's 53.7 million GJ, the output for the comparative coal-based syngas production rose by 4.8% from 48.1 million GJ to 50.4 million GJ for the period July 2002 to May 2003 and July 2003 to May 2004.

        The R1,330 million project to convert from coal gasification to natural gas reforming, the largest engineering project on the site since terminating synfuels production in 1993, was completed on schedule and within budget. First product from the reformer plant was produced on 30 June 2004. After start-up minor technical design problems were encountered around the control system and as this would require some minor plant shutdowns up to December 2004. To ensure the impact is reduced on final product supply out of Sasolburg, it has been decided to restart coal gasification partially.

        Once the reliability of the autothermal reformers have been proven, coal gasification will be permanently shut down. We expect that this change will improve air quality in the Vaal Triangle region by eliminating hydrogen sulphide emissions and substantially reduce emissions of particulates, nitrous oxides, sulphur dioxide and carbon dioxide. Raw water consumption is also expected to be reduced by about 20% a day.

  Petroleum Exploration and Production—Sasol Petroleum International

        Based in Johannesburg and founded in 1995, Sasol Petroleum International is responsible for our expanding international upstream interests in oil and gas exploration and production activities. Sasol Petroleum International also concentrates on high-potential areas in West and Southern Africa and invests in partnerships with international oil and gas companies. Sasol Petroleum International has its international office in London, where it is co-located with the offices of the Sasol Chevron joint venture, and has responsibility for the West African exploration and production activities. Sasol Petroleum International's expenditure on exploration during 2004 was R223.1 million (including the expensing of the exploration costs (R153 million) in respect of Mozambique).

        Mozambique.    We signed landmark agreements in 2000 and 2001 with the government of Mozambique for the development of natural gas fields, including the construction of a pipeline for the South African gas market. Our 70:30 partnership of Sasol Petroleum Temane Limitada with Companhia Moçambicana de Hidrocarbonetos was granted rights by the government of Mozambique for the development, production and disposition of the reserves of petroleum located in the Pande and Temane field reservoirs in Mozambique. It is currently estimated that Sasol have, as at 30 June 2004, proved Mozambican gas reserves of about 1.4 trillion cubic feet (tcf). These reserves are estimated to provide a steady stream of gas over 25 years on the basis of projected production and consumption rates.

        Sasol's Temane and Pande production and exploration rights cover an area of 16,540 km2. The program to develop 11 interlinked production wells in the Temane field was completed in January 2004. The program to develop additional production wells in the neighboring Pande field is likely to start during 2007. By this time it is expected that the gas pressure in the Temane wells will be similar to that of the Pande wells.

        In an effort to extend the projected lifespan of the current Temane and Pande gas reserves and to provide gas for higher production rates, Sasol Petroleum International continues to explore for additional reserves in the Temane and Pande region. Sasol Petroleum International drilled nine exploration and appraisal wells during the last year—of which eight successfully encountered gas filled reservoirs. It was nevertheless deemed prudent to charge the cost of this exploration effort against income.

        South Africa.    Sasol Petroleum International has maintained its interests in Block 3A/4A off South Africa's west coast, where it has a prospecting sub-lease agreement with the South African Petroleum Agency and the Ministry of Minerals and Energy. The agreement covers an area of 28,395 km2in shallow Atlantic waters up to a depth of about 300 meters. The extensive data gathered from the three-dimensional seismic survey undertaken in November 2001 has since been evaluated and interpreted. We are currently seeking to form a joint-venture exploration partnership before committing to exploration drilling.

        Gabon.    In Gabon, Sasol Petroleum International holds a 27.75% interest in a partnership with Vaalco Gabon (28.07%), Panafrican Energy (31.36%), PetroEnergy Resources (2.34%), Energy Resources Japan (Etame) (2.98%) and Energy Africa (7.5%) for the exploration, development, production and disposition of hydrocarbons in the Etame block. The partnership has been awarded a production license by the Gabonese government and the Etame oilfield is currently in production. Oil commenced flowing in September 2002 and has maintained a steady gross production rate of approximately 15,000 bbl per day. Exploration and appraisal drilling during the last year has resulted in the discovery of two additional oil accumulations, Ebouri and Avouma, in the Etame license. Studies are underway to evaluate the optimum development for these accumulations.

        Immediately south of the Etame oilfield, Sasol Petroleum International and its exploration partners have completed their initial seismic studies of the Dussafu block (formerly Phenix). Sasol Petroleum International is the operator for the Dussafu venture and exploration drilling commenced in August 2004. At this stage it appears that the exploration wells have not identified any hydrocarbons.

        Equatorial Guinea.    In Equatorial Guinea, Sasol Petroleum International holds a 20% interest in Block H in the Rio Muni Basin along with Roc Oil, Pioneer Resources and Atlas Petroleum International and a 10% interest in Block L with ChevronTexaco, Amerada Hess and Energy Africa. Exploration wells drilled in late 2003 in Block L and in mid 2004 in Block H were both plugged and abandoned as dry holes. Through a seismic option agreement signed with Atlas for the participation in Block I in Equatorial Guinea, Sasol Petroleum International also has the option to acquire equity of up to 40% in this block and become the technical partner, upon completion of the seismic data review.

        Nigeria.    We are working in partnership with ChevronTexaco Nigeria in conducting deepwater exploration for oil and gas. Entry, with small working interests, into two offshore licenses are awaiting Nigerian Government ratification. Further opportunities in this major oil and gas province are being pursued.

        Middle East.    SPI is also working to help capture upstream positions for Sasol's GTL projects and in this regard are looking at opportunities in the Middle East. Upstream involvement supports the goal to be active in the entire "value chain" of the projects and helps to secure the delivery of the upstream resource for the GTL plant in the downstream through the "integrated project" approach.

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

        Our research and development functions.    Our central research and development division employs over 500 people in South Africa who focus on fundamental research, while our decentralized division consists of various areas focusing on applications. The phased expansion and modernization of the

Sasolburg Research and Development (R & D) facilities is progressing with the first two of three phases completed. We are undertaking an R & D expansion and modernization program which aims to:

  •
  achieve infrastructure enhancement through enabling the future installation of new pilot-plants in order to expand operational efficiency and flexibility;

  •
  allow the relocation, upgrading and full integration of existing pilot plants;

  •
  install modern process control systems; and

  •
  improve the information generated.

        We initiated this program after the completion of a comprehensive exercise to benchmark the structure, equipment and performance of our R & D facilities against those of other international organizations. The enhanced facilities will create the opportunity to commercialize new and improved petrochemical processes more effectively.

        The central research function has a full suite of state-of-the-art pilot plants to support both current and future technology being developed. The central research team has highly skilled employees, of whom approximately 70% have a university qualification and over 80 employees hold a doctorate in chemistry or engineering.

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

        A wax hydroprocessor was commissioned in 2003 and has been linked to our established 100 bbl/d Fischer-Tropsch demonstration unit. It is being used to demonstrate catalyst performance and to produce, from mixed wax and light-hydrocarbons, a GTL diesel for testing.

        Our wide range of products requires extensive research on product work-up and beneficiation, including separation and purification processes and new product development. Carbon-based products and cresylic acids are among the cases in which we have adapted existing technology to meet our needs. The development of carbon-based products (recarburized carbon) from medium temperature gasification pitch, a product of CarboTar, has already been successfully implemented on a commercial scale. Similarly, we have carried out work on cresylic acids, another gasification by-product, on behalf of our joint venture with

Merisol, relating to purification of various associated products and also derivatizing and adding value to certain feedstreams.

        Over the years, we have developed a strong competency in purification in order to extract high value alpha olefins from Fischer-Tropsch products. This has helped us successfully develop purification processes for 1-pentene, 1-hexene, 1-heptene and 1-octene products, which allow us to apply them as co-monomers in polymers. Ongoing studies include those dedicated to the commercial viability of exploiting metathesis and other processes to convert odd-number alpha olefins (such as 1-pentene and 1-heptene) into even-numbered counterparts (such as 1-hexene and 1-octene), which are in far greater demand. Sasol Technology is also focused on improving hydroformylation as an alternative process for producing specialty alcohols from olefins. Sasol Technology has also been successful in further increasing the purities of hexene and octene co-monomers to enable their optimal application with new-generation polyolefin catalyst systems. In order to benefit from the projected demand growth in global markets for 1-hexene, we are investigating various potential production routes, including ethylene trimerization.

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

        In addition to Sasol Technology research, over 200 employees are involved in applications research, of which approximately 25% concentrate their efforts on developing new products and applications and 25% on customer support. The majority are involved in research and development on a part time basis. About 120 of these research personnel are located in Germany, over 50 in Italy and the United States and the remainder in the Netherlands.

        The key applications research and development product areas are:

  •
  alcohols and derivatives, based in Brunsbüttel, Germany and Lake Charles, United States;

  •
  surfactants and detergents, based in Italy, United States and Germany;

  •
  inorganic specialties, based in United States, Germany and Italy;

  •
  LABs, paraffins and olefins, based in United States and Italy;

  •
  Solvents, based in South Africa and Germany;

  •
  Sasol's Liquid Fuels Business Research and Development, based in Sasolburg;

  •
  Sasol Polymers Technical Support Group, based in Modderfontein, South Africa; and

  •
  fine chemicals, based in the Netherlands.

        Approximately 70% of our applications research division relates to specific customer-requested research, which illustrates our commitment to meeting our customers' changing requirements. We acquired this customer-driven research and development capability, especially in the areas of surfactants, inorganic specialties and LABs, through the Sasol Chemie acquisition. This complemented our existing applications research and development capabilities in South Africa, which primarily related to fuel applications and wax research, conducted in conjunction with Sasol Wax in Germany. Following the integration of Sasol Chemie into our Group there is strong interaction between our South African research operations and those of Sasol Chemie.

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

        Merisol's Sasolburg plant uses feedstock from our coal gasification activities at Secunda. At Houston, Merisol uses a more diverse feedstock mix from coal gasification and coal carbonization. Petroleum refining sources are declining in significance as refining practices in the United States change due to environmental regulations. Merisol also transfers semi-refined feedstock from Sasolburg to Houston.

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

Merisol
Production Capacity

Products	Facilities location	Ktpa
Phenol	South Africa, United States	45
Ortho-cresol	South Africa, United States	15
Meta-cresol and para-cresol	United States	16
Pure metapara-cresol	United States	30
Cresylic acids and xylenols	South Africa, United States	28
High-boiling tar acids	United States	4
Butylated products (BHT and MBMC)	United States	13

        Merisol commenced its R400 million project to expand and improve feedstock recovery and processing operations. This investment includes a new Sasolburg plant to extract and refine additional volumes of Secunda depitched tar acids to enable Merisol to grow with future market demand and compensate for the decrease of other feedstock globally. The Houston operations are being streamlined to enable Merisol to rationalize production at its Houston site. The project is on track to be completed before June 2005.

        Markets and competition.    Merisol markets its products worldwide through sales offices in the United Kingdom, Hong Kong, the United States and in South Africa. Markets are served from product inventories held in Rotterdam, for the European market, in Houston, for the US market and in Taiwan and Sasolburg for most other markets.

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

  •
  high-purity meta-cresol and para-cresol, where the main competitors include Mitsui Chemicals, Bayer and Sumitomo Chemicals; and

  •
  wire enamel solvents where the main competitors are Rütgers-Chemicals, Deza, Sumikin Chemical and Mitsui Chemicals.

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

  African Amines

        African Amines is a 50:50 joint venture of Sasol and Air Products. It manufactures, purchases and sells alkylamines, principally for use in explosives, water-treatment chemicals and agricultural chemicals. Its products range includes:

  •
  mono-methylamine;

  •
  di-methylamine;

  •
  mono-ethylamine; and

  •
  iso-propylamine.

        African Amines has production facilities in Newcastle, Kwa-Zulu Natal, in South Africa. This location makes African Amines an efficient and cost-effective supplier to markets in Australasia, South America, Asia-Pacific regions and the Indian subcontinent. African Amines tends to be less competitive in the main ports of Europe and the United States due to the density of local producers serving those markets.

Legal Proceedings

        We are party to legal proceedings in the ordinary course of business and we do not believe that there are any pending legal proceedings which could have a material adverse effect on our business, operating results or financial condition.

        The EDC pipeline litigation.    Under a 1984 agreement, Conoco owned, operated, and maintained a pipeline, running from the Conoco Refinery to a VCM plant in Westlake, Louisiana, formerly operated by Vista Chemical Company, subsequently renamed Condea Vista Company and now Sasol North America Inc. (Sasol NA), a wholly owned subsidiary of ours following the acquisition of Condea, a business we renamed Sasol Chemie. This pipeline was used to transport ethylene dichloride (EDC) from the Conoco Refinery docks to the VCM Plant which was then part of Sasol NA's Lake Charles Chemical Complex but which has since been sold. In March 1994, Conoco discovered a rupture of the pipeline.

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

        In respect of the lawsuits (about 40 plaintiffs) that had been filed as of 1 January 2002 and remain unresolved following the settlements, Conoco (now ConocoPhillips) and Sasol NA have an indemnity from the plaintiffs' former counsel who agreed to settle or dismiss these lawsuits at their expense. An additional round of settlements of approximately 389 claims was completed in 2003 at a cost to Sasol NA of about US$3 million. In February 2004, plaintiffs' counsel advised ConocoPhillips and Sasol NA of an additional 400–500 claimants, although no new lawsuits had been filed as of 30 June 2004. Additional lawsuits could be filed in the future, although we believe that the possibility of additional lawsuits being filed diminishes over time.

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

        As a result of mediation concluded in May 2001, the parties reached a final settlement under which Sasol NA received a substantial amount of coverage for costs incurred in connection with the EDC pipeline litigation which amount was paid in full by April 2002. Sasol NA is seeking a small amount of additional coverage from its first layer of excess coverage It is likely that pursuit of insurance coverage for the EDC pipeline litigation will end with the resolution of the pending coverage lawsuits.

        Sulfur dioxide release.    On 18 January 2003, Sasol NA's Lake Charles Chemical Complex released approximately 15,000 pounds of sulfur dioxide to the environment as a result of a power outage at ConocoPhillips Lake Charles Refinery causing an increase in the sulfur compounds present in the refinery fuel gas which is burned in the Sasol's Ethylene Unit furnaces and boilers. During the same outage, the refinery also released in excess of 130,000 pounds of sulfur dioxide which required the surrounding neighborhoods to be sheltered in place. Numerous lawsuits were filed against ConocoPhillips in 2003 and in December 2003, ConocoPhillips advised Sasol NA that plaintiffs' counsel intended to add Sasol NA as a defendant in the pending lawsuits. As of 30 June 2004, more than 600 lawsuits had been filed on behalf of more than 6,000 plaintiffs. ConocoPhillips and Sasol NA are jointly defending the lawsuits, and Sasol NA's liability for defense and settlement costs has been limited to a non-material amount. A mediation of the claims is scheduled to begin in September 2004. Sasol NA has notified its insurer which has denied coverage.

        Fly Ash Plant.    Sasol Synfuels (Pty) Limited is in legal proceedings with regard to the operation of a plant in Secunda. Ashcor has claimed damages relating to their inability to develop their business and a projected loss of future cash flows. The trial has been postponed to 4 April 2005.

        Joel Nagashigo and Others. A class action was filed before the Supreme Court of the State of New York, County of New York by an undisclosed number of plaintiffs (represented by attorney Edward Fagan) who are each claiming US$1 million plus punitive damages of US$5 million in respect of claims based on negligence, product liability, failure to warn of dangers and emotional distress together with actual damages for past and future medical expenses. Sasol Limited and National Petroleum Refiners of South Africa (Pty) Limited and other non Sasol companies are cited as defendants. It is not clear from the summons what the factual foundations of the claim are. We are of the view the claims are without merit and the case should in any event be dismissed on the basis amongst other things that the appropriate forum, both in respect of jurisdiction and convenience, ought to be South Africa and not the Supreme Court of the State of New York.

        Dorothy Molefi and Others.    Certain plaintiffs have sued Sasol Limited and National Petroleum Refiners of South Africa (Pty) Limited and various other defendants in two claims in the United States District Court for the Southern District of New York. The plaintiffs are represented by attorney Edward Fagan. These claims are similar to many already served against a large number of multi-national corporations worldwide. The plaintiffs allege that during the period from the 1960s to the early 1990s, the tribes, people and indigenous men and women of South Africa were subjected to inhumane and cruel treatment by and at the hands of and as a direct result of a conspiracy between the defendants and the "Apartheid Era Government". The plaintiffs also allege that the defendants have conspired with the post-apartheid governments of former President Mandela and President Mbeki (who is also cited as a defendant in his personal capacity) to commit acts of genocide against the plaintiffs, plaintiffs' families, etc and perpetrated unwarranted expropriation and other wrongful acts. It is also alleged that defendants violated international law and the ius gentium. The claims against Sasol Limited have been consolidated with many other similar claims against many other multi-national corporations before the Federal Court of New York. Sasol is of the view that the claims are without merit and the case should in any event be dismissed on the basis of amongst other things that the appropriate forum, both in respect of jurisdiction and convenience, ought to be South Africa and not the United States District Court for the Southern District of New York.

        Fertilizer competition matters.    Nutri-Flo CC and Nutri-Fertilizer CC filed a complaint in November 2002 with the Competition Commission that Sasol Nitro was abusing its dominance and excluding Nutri-Flo from certain markets. The complaint was rejected by the Competition Commission and Nutri-Flo has subsequently applied to the Contribution Tribunal for an interdict against Sasol. A parallel investigation by the Competitions Commission into allegations of collusive behavior in the fertilizer industry are ongoing and documents requested have been submitted to the Commission.

        Retail filling station guidelines.    The Gauteng Department of Agriculture Conservation and Environment (DACE) has developed guidelines relating to the development and upgrading of filling stations within the Gauteng region in South Africa which constrain the development of service stations. A number of applications for authorizations for filling stations in which Sasol Liquid Fuels Business has an interest have been rejected. A number of appeals were lodged, one of which was taken on review to the High court. Sasol was successful in so far as the court found that DACE had relied on inappropriate and irrelevant considerations in coming to its decision. The State is taking the matter on appeal to the Appeal Court.

        Other.    From time to time Sasol companies are involved in other litigation and administrative proceedings in the normal course of business. Although the outcome of these proceedings and claims cannot be predicted with certainty, the company does not believe that the outcome of any of these cases would have a material effect on the Group's financial results.

        Environmental Orders.    The Group is subject to numerous national and local laws and regulations that regulate the discharge of materials into the environment or that otherwise relate to the protection of human health and the environment in all locations in which it operates. As with the oil and gas and chemical industries, generally, compliance with existing and anticipated environmental health, safety and process safety laws and regulations increases the overall cost of business, including capital costs to construct, maintain, and upgrade equipment and facilities. These laws and regulations have required, and are expected to continue to require, the Group to make significant expenditures of both a capital and expense nature. Under the agreement for the acquisition of Sasol Chemie, we received an indemnification from RWE-DEA for most of the costs of operational compliance with respect to conditions existing at Condea Vista Company located in the United States on or before 1 March 2001 that we expect will survive until at least 1 March 2006.

        We have various immaterial environmental actions currently outstanding from government regulatory agencies in the United States related to Sasol Chemie's waste management facilities, air emissions, and groundwater contamination. At 30 June 2004, the Company had accrued R64 million (2003-R110 million) related to outstanding environmental actions. This amount has been included in the long-term rehabilitation obligation in Note 19. Total environmental compliance expenditures for Sasol Chemie's US manufacturing sites for the next five years are estimated to range from R5 million to R13 million per annum.

Regulation

        The majority of our operations are based in South Africa, but we also operate in numerous other countries throughout the world. In South Africa, we operate coal mines and a number of plants and facilities for the storage, processing and transportation of raw materials, products and wastes related to coal, oil, chemicals, and gas. These facilities and the respective operations are subject to various laws and regulations that may become more stringent and may, in some cases, affect our business, operating results, cash flows and financial condition.

Regulation of Mining Activities in South Africa

        The Minerals Act.    For the period up to 30 April 2004, all mineral rights, encompassing the right to prospect and mine, were held, either privately or by the government of South Africa. Ownership of private mineral rights is held through title deeds and constitutes real rights in land, which are enforceable against any third party. Prospecting and mining were regulated by the Minerals Act and South African common law. The Minerals Act regulated the prospecting for and the optimal exploitation, processing and utilization of minerals, in addition to imposing reclamation requirements on prospecting and mining operations. The Act required that anyone undertaking prospecting or mining operations had to compile an environmental management program and to provide for the environmental impact of the proposed prospecting or mining activities. This program had to be approved by the relevant Director of Mineral Development. The Minerals Act has subsequently been repealed by the implementation of the Mineral and Petroleum Resources Development Act (Act 28 of 2004), on 1 May 2004.

        We owned all the coal rights for the properties over which we have mining authorizations, except for small tracts of land at Secunda, which were owned by the government of South Africa and for which we have obtained the government's consent to mine in consideration for the payment of a royalty per ton of coal mined from those properties.

        The Mineral and Petroleum Resources Development Act.    The Mineral and Petroleum Resources Development Act, (Act 28 of 2002), was implemented on 1 May 2004. The fundamental principle of the Act is the recognition that the mineral resources of the country are the common heritage of all South Africans and therefore belong to all the people of South Africa. The Act vests the right to prospect and mine, including the right to grant prospecting and mining rights on behalf of the nation, in the state, to be administered by the government of South Africa. Thus, the state is the guardian of all mineral rights and has the right to exercise full and permanent custodianship over mineral resources.

        The Act imposes significantly more stringent environmental obligations on mining activities than the repealed Minerals Act. However, it contains transitional arrangements for existing operations. Under these transitional provisions, the environmental management programs will continue in force, as the Department of Minerals and Energy introduces the more stringent requirements of the Mineral and Petroleum Resources Development Act.

        The Mineral and Petroleum Resources Development Act adopts the environmental management principles and environmental impact assessment provisions of the National Environmental Management Act. The Mineral and Petroleum Resources Development Act addresses the allocation of responsibilities for environmental damage, pollution and degradation and imposes rehabilitation obligations. It significantly extends the scope of liability of directors who may be jointly and severally liable for any unacceptable negative impact on the environment, advertently or inadvertently caused by the company. It also allows the state to take remedial action and claim costs. It maintains the requirement for an environmental management program for all mining operations, but with more detailed specifications than under the Minerals Act, and prohibits the carrying out of mining activities before the approval of the program. When rehabilitation is required, it is not limited to land surface. We were in material compliance with the repealed Minerals Act, and we expect to continue to be in compliance with the new legislation. The Act also deals with matters relating to petroleum exploration and development, which may impact our current or future petroleum and gas exploration and development activities in South Africa.

        Mining rights.    Transitional provisions are included in the Mineral and Petroleum Resources Development Act, which phases out privately held mineral rights held under the repealed legislation. The transitional provisions contemplate three types of rights:

  (a)
  mineral rights in respect of which no prospecting permit or mining authorization has been issued and/or no prospecting or mining activities are taking place;

  (b)
  mineral rights in respect of which prospecting permits have been issued and prospecting is taking place; and

  (c)
  mineral rights in respect of which mining authorizations have been issued and mining is taking place.

        The rights described in these three categories are defined as Old Order rights. Under category (a), the holders of privately-held mineral rights must apply for a prospecting or mining right in their own names to replace their existing mineral rights by 30 April 2005. Under categories (b) and (c), any prospecting permit or mining authorization granted under the present legislation would continue to be valid for a maximum period of two or five years from enactment, respectively. After the lapse of the one-year period referred to in category (a) and the respective periods in categories (b) and (c), respectively, the mineral rights will cease to exist. Within these periods, the holders of mineral rights and prospecting permits or mining authorizations, in order to continue with their mining or prospecting operations, must apply for a new prospecting right or mining right in respect of category (a) and for conversion to new prospecting or mining rights in respect of categories (b) and (c).

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

        A wide range of factors and principles will be taken into account by the Minister of Minerals and Energy, when considering these applications. These factors include the applicant's access to financial resources and appropriate technical ability to conduct the proposed prospecting or mining operation, the environmental impact of the operation and, in the case of prospecting rights, considerations relating to fair competition. Other factors include considerations relevant to promoting employment and the social and economic welfare of all South Africans and showing compliance with the provisions of the Mining Charter for the empowerment of historically disadvantaged persons in the mining industry. See "—Empowerment of Historically Disadvantaged South Africans—The Mining Charter".

        Part II of the Regulations promulgated under the Mineral and Petroleum Resources Development Act, relate to the Social and Labour Plan that must accompany any application for a mining right. The Mining Titles Registration Amendment Act (Act 24 of 2003) and Regulations have been implemented simultaneously with the implementation of the Mineral and Petroleum Resources Development Act. It provides the mechanism to give effect to the provisions of the Mineral and Petroleum Resources Development Act, in particular with regard to the registration of rights under that Act. Draft Regulations under this Bill have also been published for comment.

        We held various prospecting permits or mining authorizations with respect to our existing mining operations, which are now being classified as old order rights. We have commenced with the process to apply for conversion of our existing mining and prospecting rights into new rights and for any new licenses we may require under the Mineral and Petroleum Resources Development Act. It is the declared intent of the South African government not to disrupt operations as a result of the introduction of the new legislation and we intend to undertake any appropriate action required to ensure conversion of our existing prospecting and mining rights under the Act. We believe that the Minister of Minerals and Energy should grant conversion of our existing Old Order rights, provided that we comply with any requirements for conversion.

        The Act provides that a mining right granted under the Act may be cancelled if the mineral to which such mining right relates is not mined at an optimal rate. Furthermore, royalties from mining activities will become payable to the state under provisions contained in separate legislation, in 2009.

        The Mineral and Petroleum Royalty Bill was published for comment in March 2003. After the Department of Finance considered representations from interested parties, the bill was withdrawn and is currently being redrafted. The Minister of Finance indicated in his budget speech in parliament during February 2004 that the Mineral and Petroleum Royalty Bill will not be implemented before 2009.

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

        The Liquid Fuels Charter requires liquid fuels companies, including Sasol's Liquid Fuels Business, to ensure that historically disadvantaged South Africans hold at least 25% equity ownership in the South African company of their liquid fuels assets by the year 2010. It also envisages methods of measuring progress on meeting targets set in connection with transformation of ownership.

        We are currently in discussions with prospective Black Economic Empowerment parties and we believe that we should be able to meet the requirements of the Liquid Fuels Charter.

        In addition, the Liquid Fuels Charter requires that historically disadvantaged persons be given preferred supplier status, where possible, in the procurement of supplies, products, goods and services, as well as access to use and ownership of facilities.

        The Mining Charter.    In October 2002, the government and representatives of South African mining companies and mineworkers' unions reached broad agreement on a charter (the Mining Charter), designed to facilitate the participation of historically disadvantaged South Africans in the country's mining industry. The Charter's stated objectives include the:

  •
  expansion of opportunities for persons disadvantaged by unfair discrimination under the previous political dispensation;

  •
  expansion of the skills base of such persons;

  •
  promotion of employment and advancement of the social and economic welfare of mining communities; and

  •
  promotion of beneficiation, or the crushing and separation of ore into valuable substances or waste within South Africa.

        The Charter, together with the recently published scorecard to facilitate the interpretation of and compliance with the Mining Charter, requires mining companies to ensure that historically disadvantaged South Africans hold at least 15% ownership of mining assets or equity in South Africa within five years and 26% ownership within 10 years from the enactment of the new Mineral and Petroleum Resources Development Act which was on 1 May 2004. The Charter further specifies that the mining industry is required to assist historically disadvantaged South Africans in securing finance to fund their equity participation up to an amount of R100 billion within the first five years after the implementation of the aforementioned Act. Beyond this R100 billion commitment, the Mining Charter requires that participation of historically disadvantaged South Africans should be increased towards the 26% target on a willing buyer-willing seller basis. See "Item 4.B Business Overview—Sasol Mining" and "—Economic Empowerment of Historically Disadvantaged South Africans".

        Various principles of the Mining Charter have been incorporated in regulations promulgated by the Minister of Minerals and Energy under the new Mineral and Petroleum Resources Development Act with respect to the South African mining industry. These regulations came into effect on 1 May 2004. We have commenced a process to apply for the conversion of our existing mining licenses under the new Mineral and Petroleum Resources Development Act. See below "New mining legislation may have an adverse effect on our mineral rights". When considering applications for the conversion of existing mining licenses under the Mineral and Petroleum Resources Development Act, the Minister of Minerals and Energy must take into account, among other factors, the applicant company's compliance with the Mining Charter. We intend to undertake any appropriate action required to ensure conversion of our existing mining rights under the Mineral and Petroleum Resources Development Act. See above "—Regulation of Mining Activities in South Africa—The Mineral and Petroleum Resources Development Act".

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

        Broad-based Black Economic Empowerment Act.    The South African Department of Trade and Industry introduced the Black Economic Empowerment Act ("the Act"). The Act's stated objectives are to:

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

  •
  promote investment programs that lead to broad-based and meaningful participation by black people in the economy in order to achieve sustainable development and general prosperity; and

  •
  develop rural communities and empower local communities by enabling access to economic activities, land, infrastructure, ownership and skills.

        The Act establishes a Black Economic Empowerment Advisory Council ("the Council") to advise the President on Black Economic Empowerment. In terms of the Act, the Minister of Trade and Industry may issue codes of practice on Black Economic Empowerment, which may include:

  •
  the interpretation and definition of black economic empowerment;

  •
  qualification criteria for preferential purposes for procurement and other economic activities;

  •
  indicators and weighting to measure black economic empowerment;

  •
  guidelines for stakeholders in the relevant sectors of the economy to draw up transformation charters for their sectors;

  •
  the development of a system of reporting on the implementation of black economic empowerment; and

  •
  any other matter necessary to achieve the objectives of this Act.

        The Act provides that every organ of the State must take into account any relevant code of practice issued in terms of this Act in determining qualification criteria for the issuing of licenses and other authorizations in terms of any law and in developing and implementing a preferential procurement policy. The Minister of Trade and Industry may propose regulations under this Act.

Regulation of Petroleum-Related Activities in South Africa

  The Petroleum Products Act and the Petroleum Products Amendment Act

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

        The Petroleum Products Amendment Act.    The Petroleum Products Amendment Act and subsequent further Amendment Bill, amends the existing Petroleum Products Act. The Act and subsequent Amendment Bill include provisions for the licensing of persons involved in the sale of petroleum products and envisage the establishment of a controller with authority to issue wholesale, retail and site licenses. The Minister of Minerals and Energy may promulgate regulations relating to licensing to which the controller will be bound.

        Among the matters governed by these pieces of legislation of particular significance to our business are issues relating to the Minister's discretion in the exercise of executive powers and the issuance of licenses.

        Although the Main Supply and Blue Pump Agreements largely excluded us from selling fuels directly to the retail market in South Africa, the expiration on 31 December 2003 enabled us to commence the process of establishing a network of service stations. As future legislation is expected to regulate matters pertaining to the conditions and requirements for licensing the sale of petroleum products to the retail market, including the prices at which liquid fuels will be sold to the retail market in the country, we believe that the provisions of the Act could impact the conditions and cost of our entry into the retail fuel market in South Africa.

  The Petroleum Pipelines Act

        The Petroleum Pipelines Act was submitted to Parliament and proposes, among other things, to establish a petroleum pipelines regulator, responsible for the supervision of activities, including the following:

  •
  supervision of the national regulatory framework of petroleum pipelines;

  •
  provisions for the issuance of licenses relating to the construction and operation of petroleum pipelines and the delivery of certain commercial services in connection with these pipelines;

  •
  provisions for the registration of marine offloading and storage facilities and certain commercially related services; and

  •
  setting and approving of tariffs for the use of pipelines and related storage facilities.

        Among the stated objectives of the Petroleum Pipelines Act are:

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

        Among the matters governed by the Act of particular significance to our business, are issues relating to the issuance of licenses and the discretion granted to the Minister of Minerals and Energy with respect to the exercise of executive powers, the determination of tariffs and the issue of open access to pipelines.

        The Act, grants broad discretion to the Minister of Minerals and Energy, who will supervise the activities governed by the draft Bill and promulgate regulations relating to any matter covered by the Act. With regard to the setting of tariffs, different pricing methodologies can be adopted, which may prove disadvantageous for some competitors because of their different market position and geographic location. Regulations that may be promulgated under the Act, could affect our locational advantage in the economic heartland of the country of our Natref refinery and our synfuels facilities at Secunda. The Act provides that sufficient pipeline capacity will be made available in the crude oil pipeline to enable Natref to operate at its capacity at the commencement of the Act.

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

        The Gas Act provides for the establishment of a national energy regulator, whose powers would include the issuance of licenses for a range of activities including:

  •
  the construction, conversion or operation of gas transmission, storage, distribution, liquefaction and re-gasification facilities; and

  •
  trading in gas.

        The National Energy Regulator determines maximum prices for distributors, reticulators and all classes of consumers where there is inadequate competition as contemplated in the South African Competition Act. The National Energy Regulator may impose fines not exceeding R2 million a day, if a licensee fails to comply with any provisions of the Gas Act.

        In accordance with the Gas Act, licensees may not discriminate between customers or classes of customers regarding access, tariffs, prices, conditions or service, except for objectively justifiable and identifiable differences.

        The Mozambique Gas Pipeline Agreement.    The Gas Act deals with the Mozambique Gas Pipeline Agreement entered into between the Minister of Minerals and Energy, the Minister of Trade and Industry and our Company in connection with the introduction of natural gas by pipeline from Mozambique into South Africa. See above "—Sasol's Liquid Fuels Business—Sasol Gas—The natural gas project". The Gas Act recognizes that the terms of the agreement bind the Gas Regulator for a period until 10 years after natural gas is first received from Mozambique. From the date of the conclusion of the agreement, the terms of the agreement relating to the following matters constitute conditions of a license issued under the Gas Act:

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

        Our businesses are required to manage their safety, health and environmental risks in line with internationally accredited management systems. On environmental management systems, we are currently progressing towards our Group target of achieving ISO 14001 certification for all our businesses. The ISO (International Standards Organization) 14001 standard is an internationally accepted standard for the development and implementation of environmental management systems. Certification to the standard entails regular audits by an independent, accredited third party, such as the South African Bureau of Standards. Our businesses in South Africa have received more than 40 ISO 14001 certifications. Most of our US and German businesses are ISO 14001 certified, while our operations in Italy are at an advanced stage of ISO 14001 implementation. In South Africa, we have a long history of the use of the local National

Occupational Safety Association safety system in respect of which many of our businesses hold the five star premier award.

        We have approved environmental management programs and ISO 14001 certification for each of our coal mining operational areas and their future extensions. Our Wonderwater strip-mining operation was the first South African surface coal mining operation to obtain ISO 14001 certification for its environmental management system.

        Health and Safety.    In the financial year 2004 we regrettably lost five workers, including contractors, and another four fatalities occurred due to transport related incidents. We lost ten workers, including contractors, to fatalities in the financial year 2003 and seven in the financial year 2002.

        On 1 September 2004, an explosion at Sasol Polymers' ethylene plant in Secunda occurred, regrettably resulting in loss of life of ten employees and contractors and injuries. This will not affect fuel production although polymers production will be affected in the short-term. The incident is being investigated.

        Numerous programs involving senior management are being conducted to render our mines safer including behavior-based safety training programs.

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

        We expect hydrogen sulfide odors from coal gasification, which are already within statutory limits, to be substantially reduced or eliminated in the Vaal Triangle region of South Africa in 2004 when natural gas replaces coal as a feedstock for our Sasolburg operations. Significant efforts are also being made to reduce hydrogen sulfide emissions emanating from the Secunda operation. The sulfur recovery plants are being upgraded to reduce levels of hydrogen sulfide emissions and improved monitoring and control equipment will also be addressed as part of this project.

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

        Fires, explosions and releases.    The manufacture of petrochemicals involves using high volumes of flammable substances, often under high pressure and at high temperatures. Hence, managing the risk of fires, explosions and releases of hazardous substances is essential for us. In the course of our operations, we experience a number of fires, explosions and releases of hazardous chemical substances, the most significant being a fire that occurred at our Natref refinery in June 2001, which resulted in a four-month suspension of production. See above "—Sasol's Liquid Fuels Business". We are taking steps to reduce the frequency and severity of these events, and do not expect any other past fires, explosions or releases to have a material effect on our results or operations.

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

        Land remediation and rehabilitation.    Because of our chemicals and fuels processes, we have particular legacy and current risks that we are addressing. We approved the establishment of a Group-wide strategy to address potential liabilities associated with land remediation and rehabilitation.

        At 30 June 2004, we had a provision of R404.1 million of which R210 million was invested in a trust fund for mine closure and rehabilitation. This figure is reviewed on an annual basis to ensure that adequate provision is made at all times, taking into account all relevant circumstances.

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

        National Environmental Management: Biodiversity Act.    Parliament published this Act, which deals with various issues relating to biological diversity including its management and conservation.

        National Environment Management: Protected Areas Act.    This Act provides for the declaration of conservation areas. Of particular significance is that it provides for the expropriation of private land, including servitudes, in the interests of conservation. We have not been notified of any action that could have a material adverse effect on our rights to any of our significant properties.

  Water protection

        The National Water Act provides for the equitable allocation of water for beneficial use, sustainable water resource management and the protection of the quality of water resources. The Act establishes water management procedures and protects water resources through the licensing of various uses of water. It also includes provisions for pollution prevention, remediation requirements and emergency incidents. The Department of Water Affairs and Forestry is currently attending to the drafting of legislation regarding a waste discharge charging system and a natural water resource strategy. The former is currently in draft form.

        A significant part of our operations, including mining, chemical processing and others, require use of large volumes of water. South Africa is generally an arid country and prolonged periods of drought or significant changes to current water laws could increase the cost of our water supplies or otherwise impact our operations.

  Air protection

        The Atmospheric Pollution Prevention Act regulates air emissions, including emission of smoke, and allows for promulgation of smoke-control regulations. The Act provides for steps to be taken for preventing atmospheric pollution by dust and restricts the disposal of assets by mines before remediation of dust impacts. Regulations promulgated under this Act require that we maintain air pollution permits for certain scheduled activities, smoke-control regulations, vehicle emissions, and guidelines for sulfur dioxide emissions. This Act is currently under revision and will be replaced by the National Environmental Management: Air Quality Act, which is expected to be promulgated shortly. It is expected that this Act will impose stricter standards on air quality management in South Africa, through the adoption of internationally accepted ambient and emission standards.

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

  Waste and hazardous substances

        Environment Conservation Act.    The Environment Conservation Act establishes a licensing framework for the establishment, operation and closure of any waste disposal site. The Department of Environmental Affairs and Tourism is currently drafting a Waste Management Bill, which is expected to cover solid waste management and incorporate the principles of the Basel Convention on the trans-boundary movement of waste and published for public comment.

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

        Mine Health and Safety Act.    The principal objective of the Mine Health and Safety Act is to protect the health and safety of persons at mines. The Act requires that employers and others ensure that their operating and non-operating mines provide a safe and healthy working environment, determines penalties and a system of administrative fines for non-compliance and gives the Minister of Minerals and Energy the right to restrict or stop work at any mine and to require an employer to take steps to minimize health and safety risks at any mine.

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

        Occupational Diseases in Mines and Works Act.    This Act relates to the payment of compensation in respect of certain diseases contracted by persons employed in mines or at locations where activities ancillary to mining are conducted. Any mine (including the Sasol Mining operations) at which risk work takes place is deemed to be a controlled mine in respect of the employees for whom the employer is required to make payments to the fund for occupational diseases, in order to meet relevant claims. Persons who are employed in controlled mines are required to have a certificate of fitness, which must be renewed from time to time.

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

        For further information, see "Item 6.C Board Practices—The Risk and Safety, Health and Environment Committee" and "—Group Safety, Health and Environment and Sustainable Development Forum."

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

  Remedial action

        Active and former manufacturing sites.    Sasol NA has been investigating and remediating soil and groundwater contamination at the Lake Charles Chemical Complex (LCCC) and Baltimore Plant sites resulting from historical operations under orders issued by LDEQ and the Maryland Department of the Environment (MDE). The Vinyl Chloride Monomer (VCM) Plant which was sold to Georgia Gulf in 1999, is also subject to US Resource Conservation and Recovery Act (RCRA) corrective action requirements, and is expected to complete a Corrective Measures Study in 2004–2005. The Baltimore Plant is monitoring the natural attenuation of hydrocarbon contaminants in the groundwater and regularly reporting to MDE and is not being actively remediated. The current costs of monitoring the Baltimore Plant site and the VCM Plant site and any foreseeable remediation costs are not expected to be material.

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

        In October 2002, Conoco, Sasol NA, and USEPA entered into a second AOC to perform a sediment removal action for a relatively small area of elevated EDC concentrations located near the confluence of Sasol NA's West Ditch and Bayou Verdine. The West Ditch Project was completed in July 2003 at a cost to Sasol NA of about US$2.0 million. To date, no third party claims have been filed in connection with the West Ditch Project.

        The EE/CA also recommends removal actions for the "Main Channel Area" of Bayou Verdine. Conoco and Sasol NA intend to perform the Main Channel Removal Action under a Consent Decree which will be negotiated in 2004 and 2005. We expect that Conoco and Sasol will have to agree to pay some part of the agencies' past response costs, as well as the costs of natural resource restoration. Under a Consent Decree, Conoco and Sasol hope to resolve all of the government's CERCLA claims against the companies in connection with the Calcasieu Estuary and will receive protection against CERCLA contribution claims by other "Potentially Responsible Parties" against the companies. Sasol NA will pay 10% of the costs to remediate the Main Channel, any associated third-party claims, past agency response costs, and natural resource restoration costs.

        Sasol NA's total estimated liability for its share of Bayou Verdine and the Calcasieu Estuary CERCLA Site is about US$4.0 million. Under the agreement for the acquisition of the Condea Group (now renamed Sasol Chemie), 80% of Sasol NA's Estuary-related remediation costs are expected to be indemnified by RWE-DEA, and will continue to be indemnified until 1 March 2023.

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

Other Countries

        In a number of other countries, we are engaged in various activities that are regulated by local and international laws, regulations and treaties. In Italy, Malaysia, China and other countries, we operate plants and facilities for the storage, processing and transportation of chemical substances, including feedstock, products and wastes. In Qatar, Nigeria, Gabon, Equatorial Guinea and other countries, we are involved, or are in the process of being involved, in exploration, extraction, processing and transportation activities in connection with feedstock, products and waste relating to natural gas, petroleum and chemical substances. Our operations in the respective jurisdictions are subject to numerous laws and regulations relating to exploration and mining rights and the protection of safety, health and the environment.

4.C    Organizational Structure

        Sasol Limited is the ultimate parent of our Group. Our wholly owned subsidiary, Sasol Investment Company (Pty) Limited, a company incorporated in the Republic of South Africa, holds our interests in companies incorporated outside South Africa, including Sasol Chemie GmbH and Co. KG and Sasol Wax International (formerly Schümann Sasol International). A number of other majority-owned subsidiaries, including Sasol Mining (Pty) Limited, Sasol Chemical Industries Limited, Sasol Synfuels (Pty) Limited, Sasol Oil (Pty) Limited and Sasol Gas Holdings (Pty) Limited are incorporated in South Africa and hold our interests in the respective operations of our Group in South Africa. Sasol Technology (Pty) Ltd is responsible for the development of new business ventures, licensing and procurement of new technologies and Sasol Financing (Pty) Ltd is responsible for financing and treasury services and are also wholly-owned subsidiaries.

        Sasol Chemie GmbH and Co. KG is a wholly owned, significant subsidiary of our Group. Sasol Chemie is a limited partnership constituted under the laws of Germany. Its corporate seat is in Hamburg, Germany and it is registered with the Commercial Register of the Local Court of Hamburg under registration number HRA 95497.

4.D    Property, Plant and Equipment

        We operate coal mines and a number of plants and facilities for the storage, processing and transportation of oil, chemicals and gas related raw materials, products and wastes.

        Coal mining facilities.    Our main coal mining facilities are located at:

  •
  Secunda Mining Complex, consisting of underground mines (Bosjesspruit, Brandspruit, Middelbult, Twistdraai, Syferfontein and Twistdraai Export Mine) at Secunda.

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

        Our Sasolburg facilities.    Our facilities at Sasolburg are the base for numerous of our chemical industries operations, including ammonia, explosives, mining chemicals, phenols, solvents, polymers, fertilizers, tars and waxes operations. The approximate total size of these properties is 51.4 million square meters.

        The size of the Natref refinery, also based in Sasolburg, is approximately 1.1 million square meters. See "Item 4.B Business Overview—Sasol's Liquid Fuels Business".

        Our Mozambican Facilities.    Our natural gas processing operations in Mozambique are operated by Sasol Petroleum Temane (a subsidiary of Sasol Petroleum International). These facilities, located some 700 km north of the Mozambican capital, Maputo, on a site of approximately 400,000 square meters, extract and process gas from the Temane gas field. The processed gas is supplied to the South African gas market, utilizing a newly installed high pressure pipeline, some 865 km in length.

        Our facilities in Germany.    Various operations of Sasol Olefins and Surfactants and Sasol Solvents are based at a number of locations in Germany. The most significant of these facilities are at Brunsbüttel (site size approximately 1.5 million square meters; plant size 500,000 square meters), Marl (site size approximately 160,000 square meters; plant size 75,000 square meters) and Moers site (site size approximately 808,000 square meters; plant size 400,000 square meters). Sasol Wax facilities are also based in Hamburg.

        Other facilities in the rest of Europe.    Various operations of Sasol Olefins and Surfactants are based at a number of locations in Italy. The main of these facilities are at Augusta (site size approximately 1.35 million square meters; plant size 220,000 square meters) and Terranova (site size approximately 185,000 square meters; plant size 75,000 square meters).

        Our facilities in the United States.    Operations of Sasol Chemie are based at a number of locations in the United States. The most significant of these facilities are located at Lake Charles, Louisiana (site size approximately 3 million square meters; plant size 540,000 square meters) and in Baltimore, Maryland (site size approximately 293,000 square meters; plant size 255,000 square meters). Merisol also has operations based at Oil City, Pennsylvania, Houston and Winnie Texas.

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

MINING PROPERTIES AND OPERATIONS

Mine Systems and their Production Capacity

        Sasol Mining operates seven mines whose production is sold to Sasol Synfuels and the international market. The production units, their annual nominated capacities and actual production values are indicated in the following table:

Nominated capacity and production

Mine	Nominated capacity per year (Mt)	2004 Actual production (Mt)
Middelbult Mine (Secunda) (1)	8.5	8.51
Brandspruit Mine (Secunda)(1)	8.2	8.37
Bosjesspruit Mine (Secunda)(1)	8.0	8.18
Twistdraai Mine (Secunda)(1)	6.0	6.21
Twistdraai Export Mine (Secunda)	8.2	8.12
Syferfontein Mine (Secunda)	11.0	6.79
Sigma Mine (Sasolburg)	6.3	6.23

(1)
The nominated capacity of a mine is the expected maximum production of that mine during normal operational hours. In the case of the indicated mines above the additional tonnage was supplied outside of normal operational hours.

        All mines employ the underground room and pillar mining method using continuous miners and at Sigma and Syferfontein this method is supplemented by opencast/strip mining (however both opencast operations terminated during the year). The Sigma Mine was first established in 1950. Production at the first two Secunda mines, Brandspruit and Bosjesspruit commenced in 1977. Twistdraai and Middelbult followed during the early 1980s, while Syferfontein started production in 1992. In 1996, the Export Mine at Twistdraai was commissioned. The original mine boundaries have been extended into new reserve areas with brownfield extensions facilitated by satellite shaft systems. All the production equipment is either replaced or overhauled on a regular basis according to a managed maintenance system that contributes significantly to lower production costs.

Processing operations

        Export Business—Secunda operations.    The export business was initiated in August 1996 as part of a growth strategy. To date a total of 24 Mt of coal has been exported, beneficiated from 66 Mt at the Twistdraai Export Plant from 1996 through 2004. Coal is fed to the beneficiation plant from the existing Twistdraai Export Mine. The beneficiation plant produces primary export product with an ash content of approximately 10%, as well as secondary product for the Synfuels market.

        The export beneficiation plant has a design throughput capacity of 8.5 Mt per year, but due to productivity improvements and minor alterations in the plant this figure is regularly exceeded. In 2004 9.1 Mt was fed through the plant. The plant consists of a primary and secondary stage. The primary stage comprises three modules with two feed streams each. The coal is fed at a rate of 580 tons per hour into two 800 millimeter (mm) diameter dense medium cyclones per feed stream. There are a total of 18 cyclones in the primary stage. The secondary stage consists of two modules with two 1,000 mm diameter dense medium cyclones.

        The Run of Mine (ROM) coal is transported via overland conveyor belts to the export beneficiation plant from the Twistdraai export mine. The export product is loaded onto trains by means of a rapid load-out system, and then transported to the Richards Bay Coal Terminal in KwaZulu-Natal.

        The existing capacity at the Richards Bay Coal Terminal is 72 Mt per year. Sasol Mining has a 5% share in this terminal, which relates to an existing entitlement of 3.6 Mt per year. The planned Richards Bay Coal Terminal Phase 5 expansion project will increase the total throughput capacity to 82 Mt. Sasol Mining's participation in this project, should result in a gross entitlement of 4.1 Mt per year. The increase in export product will be achieved, by increasing throughput and by the production of a second grade product containing 14% ash.

        Sasol Coal Supply—Secunda operations.    Sasol Coal Supply operates the coal handling facility between Sasol Mines and Sasol Synfuels by stacking and blending coal on six stockpiles of 11 Kt each. The objectives are:

  •
  to homogenize the coal quality supplied to Sasol Synfuels;

  •
  to keep the Sasol Synfuels bunkers full with a product that conforms to customer requirements; and

  •
  to prevent fine coal generation.

        The daily coal supply to Sasol Synfuels is approximately 110 Kt. The total coal handled by Sasol Coal Supply, since production began in 1977 through 2004, amounts to 782 Mt.

        The Sasol Coal Supply operation has a live stockpile capacity of 660 Kt that is turned over approximately 1.5 times per week. In addition there is a reserve stockpile capacity of 2.14 Mt. The installed conveyor belts, which feed into the operation, have a total length of 66 km, with the longest trajectory being 23 km. The coal is handled by six stackers and six reclaimers each with a capacity of 1.8 Kt per hour.

  Source of electrical power

        Electricity is supplied by Eskom, the state-owned power producer. The approximate monthly peak demand is 85 Mega Watts (MW). The total cost of electricity used in 2004 was approximately R113.4 million.

Location of Coal Deposits

        Pages M-1 to M-3 include maps showing the location of coal properties and major manufacturing plants in South Africa.

  Secunda Mining Complex

        Secunda Mines are situated 145 km southeast of Johannesburg, adjacent to the town of Secunda in the Mpumalanga Province. The mines are connected to the Gauteng Province, the economic heartland of the country, by well-maintained roads, railways and an airport.

        Secunda Mining Complex is part of the Highveld coal field in the western Mpumalanga Province. The coal is mined from five underground mines and a sixth, which is both a strip and underground mine (although the strip mine terminated coal production during the year). The principal mining method applied in the underground mines is room and pillar mining with limited total extraction of the coal pillars.

  Sigma operations (Sasolburg)

        The Sigma operations are situated close to the town of Sasolburg on the northern boundary of the Free State Province, located about 100 km south of Johannesburg, and connected by well-maintained roads, railways and an airport. The operations consisted of a strip operation (which terminated coal production during the year) and an underground mine, established from the northern highwall of the pit. A new underground access to the remaining reserves in the southern highwall of the pit has been established. In addition, the establishment of the Mooikraal Mine some 22 km to the west of Sasolburg is on schedule.

Planned Capital Spending

        Sasol Mining is pursuing a growth strategy, which will require capital expenditure in the long term. Some mines will be reaching the end of their economic life and will have to be replaced within the next five to ten years.

        The five-year capital spending plan for Sasol Mining can be divided into four broad categories:

  •
  Mine replacement and infrastructure capital spending: Major projects include the brownfields development into the Irenedale Reserves for the Bosjesspruit Mine, the brownfields expansion into the Block 8 reserves for Middelbult Mine and the brownfields development into additional reserves for the Twistdraai Export Mine. Major infrastructure projects include replacing the conveyor belting and some coal-handling infrastructure. The recent signing of the Anglo Coal/Kriel South project (Isibonelo Colliery) has had the effect of delaying some of the expected replacement capital expenditure in the next five years, due to the shift in the phase-in of new mines. However the capital expenditure on the new Mooikraal project and the expected capital from Sasol Mining's side to the Isibonelo Colliery for upgrading of infrastructure is expected in the next year as the major items.

  •
  Operations capital spending to ensure efficient operations.

  •
  Environmental capital spending: The expected expenditure on the construction of an evaporator crystallizer plant has been shifted out beyond the next five years due to the implementation of better mine water handling systems. A project to use mine water as a cooling fluid for the Synfuels process is expected to receive some capital in the next five years.

  •
  New Technology/New Business: Testing of "Low Seam" equipment in order to better utilize the edges of the coal reserves and a pelletising project to turn discard slimes into coarse gasifiable pellets. In addition in the new business category the expected onset of the phase 5 expansion of the Richards Bay Coal Terminal will require capital expenditure.

        The table below presents potential capital spending for the next five financial years, which has not yet been approved by the board but has been considered in strategic planning:

Five-year Capital Spending

	2005	2006	2007	2008	2009

	(Rand in millions)
Mine replacement and infrastructure capital spending	418	211	211	163	187
Operations capital spending	339	327	252	226	289
New Technology/New Business	45	90	44	20	—
Environmental capital spending	—	2	104	—	—

Total	802	630	611	409	476

Coal Exploration Techniques

        Sasol Mining's geology department employs several exploration techniques in assessing the geological risks associated with the coal deposits. These techniques are applied in a mutually supportive way to achieve an optimal geological model of the relevant coal seams targeted for production purposes. The Highveld Basin is considered to be structurally complex when compared to the active coal fields in South Africa. As a result, Sasol Mining has been basing its geological modeling on having sufficient and varied geological information, in order to achieve a high level of support to the production environment; an approach utilized for the last 25 years.

  Present exploration techniques

        Vertical diamond drilling.    This is the primary exploration technique that is applied in all exploration areas, especially during reconnaissance phases. In and around operational mines, the average vertical borehole density varies from 1:10 to 1:15 (boreholes per hectare), while in medium term mining areas, the average borehole density is in the order of 1:25. The average drilling depth ranges from 200 to 250 meters. The major application of this technique is to locate horizon geometry, to identify coal quality and to gather structural information about dolerite dykes and sills, and the associated de-volatilization. This information is then modeled and forms the basis of further geological interpretation.

        Directional drilling (surface to in-seam).    Directional drilling from surface to in-seam has been successfully applied for several years, especially, for medium and long-term exploration areas. A circular area with a radius of approximately two kilometers (1,256 hectares) of coal deposits is covered by this method. The main objective of this approach is to locate dolerite dykes and steep dipping dolerite sills, as well as faults with displacements larger than the coal seam thickness.

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

        Airborne electro-magnetic surveys.    Due to the occurrences of non-magnetic dolerite dykes and sills, it has been necessary to survey certain exploration areas electro-magnetically to pinpoint these structures for optimal mine layout plans.

        Geophysical wireline surveys of directional boreholes.    The present research has been highly successful. This technique is now being routinely applied with excellent information leading to increased confidence of the surface directional drilling results. This technique has also been applied in underground directional drilling with excellent results.

Secunda Operations Information

        The coal supplied to Sasol Synfuels is the raw coal mined on the tied mines, and the secondary product from the export mines beneficiation plant. Pages M-1 and M-3 include maps showing the location of our Secunda coal operations.

        The analytical work done on the sampling was initially, between 1965 and 1972, conducted at the Fuels Research Institute, and subsequently at the laboratories of the South African Bureau of Standards in Pretoria, South Africa, now called Coal and Mineral Technologies.

        Extensive geological exploration has been done in the coal resource areas. Every year additional exploration is undertaken to update and refine the geological models, which allows accurate forecasting of geological conditions, for the effective planning and utilization of coal resources.

  Computation and storage of geological information

        Geological information is stored in a Sequel Server database. Data validation and quality checking through several in-house methods is conducted regularly. Data modeling is conducted by manual interpretation and computer-derived geological models, using the Horizon module of ECS International's MINEX software. Reserves and composite qualities are computed using established and recognized geo-statistical techniques.

  General stratigraphy

        The principal coal horizon, the Number 4 Lower Coal Seam, provides some 90.8% of the total proven and probable reserve. The Number 4 Lower Coal Seam is one of six developed coal horizons in the Vryheid Formation of the Karoo Supergroup, a permo-carboniferous aged, primarily sedimentary sequence. The coal seams are numbered from the oldest to the youngest.

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

  •
  The thickness of the seam varies in a range between 0.0m and 10.0m with a weighted average thickness of 3.30m. In general, thinner coal is found to the south and thicker coal to the west adjacent to the Pre-Karoo basement highs.

  •
  The inherent ash content (air dried basis) is an average 24.5%, which is in-line with the coal qualities supplied during the past 25 years to Sasol Synfuels.

  •
  The volatile matter content is tightly clustered around a mean of 22.8% (air dried).

  •
  The total sulfur content (air dried), which primarily consists of mineral sulfur in the form of pyrite and minor amounts of organic sulfur, averages 1.08% of the total mass of the coal.

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

        Production History.    Since June 1977, when the first coal was produced, the build-up of production reached a plateau in 1984 of 29 Mt. Subsequently, the growth of the synfuels demand and the creation of the export business have resulted in production reaching 46.2 Mt in 2004.

Reserve Estimation (Remaining Reserves at 30 May 2004)

        We have approximately 4.4 billion tons (Bt) of in situ proven and probable coal reserves in the Secunda Deposit and approximately 1.6 Bt of Recoverable reserves. The coal reserve estimations are set out in the table below:

Coal Reserve Estimations(1)—Secunda Mining Complex

Reserve Block	Gross in situ tons (Mt)	Geological discount (Mt)	Mine layout losses (Mt)	Extraction rate (%)	Recoverable Reserves(2) (Mt)	Beneficiated Yield	Proven/ Probable
B2N	468.866	117.216	35.165	54.0	179.925	100%	Probable
B2S	401.367	120.410	28.096	48.0	127.782	100%	Probable
B2 2 seam	373.773	93.443	28.033	54.0	143.434	100%	Probable
B3SS	146.774	51.371	9.540	54.0	48.814	100%	Probable
B5C	259.643	41.543	21.810	49.0	101.261	100%	Proven
B5E	232.541	93.016	13.952	48.0	63.457	100%	Probable
B5S	206.754	62.026	14.473	49.0	67.195	P35%, S50%(3)	Probable
Block 8	641.910	128.383	177.376	55.0	195.912	100%	Probable
Bosjesspruit	456.426	91.285	137.581	58.0	142.348	100%	Proven
Brandspruit	148.128	22.219	29.293	55.0	59.163	100%	Proven
Twistdraai	191.481	13.404	25.558	58.0	93.558	P38%, S46%(3)	Proven
Syferfontein(4)	358.902	43.068	53.872	56.0	154.826	100%	Proven
Middelbult	408.375	81.675	92.144	55.0	137.414	100%	Proven
Secunda	104.659	20.932	8.373	45.0	35.700	100%	Probable

Total Sasol	4,399.599	979.991	675.266	53.0	1,550.789

(1)
The coal reserve estimations in this table were compiled by Mr. John Sparrow Pr.Nat.Sci.

Professional Natural Scientist (Pr. Sci. Nat.). According to the "South African Code for Reporting of Minerals Resources and Mineral Reserves, (The SAMREC code)" dealing with competence and responsibility, paragraph 4.1 states: Documentation detailing exploration results, mineral resources and mineral reserves estimates from which a public report on exploration results, mineral resources and mineral reserves is prepared, must be prepared by or under the direction of, and signed by, a competent person.

Paragraph 4.3 states: A competent person is a person who is a member of the South African Council for Natural Scientific Professions (SACNASP),

(2)
The recoverable reserve is an estimate of the expected recovery of the mines in these areas and is determined by the subtraction of losses due to geological and mining factors, and the addition of dilutants such as moisture and contamination.

(3)
P refers to primary product yield (exported coal); S refers to secondary product yield (coal supplied to Synfuels); the balance is discard.

(4)
Kriel South reserves as a result of the Coal Supply agreement with Anglo Coal are incorporated in Syferfontein Colliery.

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

  Legal rights on coalfields

        Mineral rights were substituted with statutory rights in accordance with the transitional provisions of the Mineral and Petroleum Resources Development Act, 2002 (Act 28 of 2002), which came into effect on 1 May 2004. We therefore hold these statutory rights, to mine more than 98% of the mineral rights previously owned in the Secunda area. We hold four old order mining rights (previously Section 9 mining authorizations under the repealed Minerals Act), consisting of 157,000 hectares of coal rights. See "Item 4.B Business Overview—Regulation of Mining Activities in South Africa".

Sasolburg Operations

  Exploration history

        The Northern Free State area was first explored in the late 1930s. The exploration was conducted by drilling cored diamond boreholes over the current Sasolburg area. Some 600 boreholes were initially drilled by the South African government. The Sigma mine was established in 1950. Subsequent drilling by the General Mining and Finance Corporation in the 1960s identified more coal reserves in the southwest of the existing Sigma Mine and also extensions to the south and east. Pages M-1 and M-2 include maps showing the location of our Sasolburg coal operations.

        Drilling conducted by Sasol Mining has continued to the present with some 2,813 boreholes having been drilled in total over the whole of the Northern Free State coal reserves. All analytical work was initially done by the state laboratory, the Fuels Research Institute. More recently, it was conducted by the laboratories of the South African Bureau of Standards in Pretoria (now Coal and Mineral Technology).

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

        Selective mining within coal seams implies that strict horizon control is exercised to maintain mining on the selected horizon. This has been done very successfully at the old Sigma underground operations, as well as, at the present Mohlolo underground operation. In the visible coal seam geology, a well-defined marker within the seam, assists in the identification and verification of the pre-determined horizon underground, even in areas where the coal seam is displaced because of faulting.

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

        The operations are the Mohlolo underground mine, which was developed out of the northern highwall of the Wonderwater strip mine, the Mohlolo South underground mine developing out of the southern highwall and the Mooikraal block project on which construction has started. The current expected production (2004) is 1.7 Mt per year for the Mohlolo/Mooikraal sites.

  Selected mining horizon

        The determination of the selected mining horizon is driven primarily by the required coal quality for the steam process at Sasol Infrachem. In order to define the mining horizon, detailed sampling and descriptions of the coal seams are conducted. From this, both a visual and chemical correlation of the plies are made.

  Reserve estimation

        Sasol Mining has 31 Mt recoverable coal reserves for supply to Sasol Infrachem for steam generation.

Coal Reserve Estimations(1)—Supply to Sasol Infrachem Sasolburg (30 May 2004)

Reserve area	Coal seam	Gross in situ tons (Mt)	Geological discount (Mt)	Mine layout losses (Mt)	Extraction rate (%)	Recoverable reserves (Mt)(2)	Proven/ Probable
Mohlolo North	3B/2B	3.071	0.275	0.275	16%	0.416	Proven
Mohlolo South	2B	6.582	0.996	0.817	36%	1.715	Proven

Sub Total		9.653				2.131

Mooikraal	3B	81.320	1.626	5.692	39%	28.860	Proven

Total		90.973				30.991

(1)
The coal reserve estimations in this table were compiled by Mr. J. Sparrow Pr.Nat.Sci.

(2)
100% of the recoverable coal is supplied to the customer with no beneficiation undertaken.

Oil and Gas Production and Exploration Operations

        Sasol Petroleum International (SPI), our dedicated oil and gas exploration and production company, commenced full scale commercial production and supply of natural gas in Mozambique's Temane field during the first quarter in 2004 and made new discoveries in offshore Gabon and onshore Mozambique. As a result these operations qualified as significant in terms of current SEC and accounting standard definitions. Prior year information has not been included in the tables below as the operations were not significant.

        The Etame oil field in offshore Gabon came into production in September 2002 and has since sustained a steady production at a rate of approximately 15,000 bbl/d. SPI retains a 27.75% shareholding in this field.

        Reserve and Production Disclosure (See supplemental oil and gas information to "Item 18—Financial Statements" for further disclosures of oil and gas operations).

	Crude Oil and Condensate Millions of Barrels Consolidated Operations			Natural Gas Trillions of Cubic Feet Consolidated Operations
	Mozambique	Other Areas	Total	Mozambique	Other Areas	Total
Proved Developed and Undeveloped Reserves
Opening volume derived from year end estimates	—	9.2	9.2	1.4	—	1.4
Revisions			—			—
Improved recovery			—			—
Purchase of minerals			—			—
Extensions and discoveries			—			—
Production	—	(1.5)	(1.5)	—	—	—

Balance at 30 June 2004	—	7.7	7.7	1.4	—	1.4

Proved Developed Reserves

At 30 June 2004	—	4.3	4.3	0.4		0.4

        The oil and gas reserve estimations in this table were compiled by:

  •
  Gas—Mr L Williams, Asset Manager (SPI), Bachelor of Science Petroleum and Natural Gas Engineering;

  •
  Oil—Mr N Dighe, Senior Petroleum Engineer (SPI), Master of Science Petroleum Engineering.

        The table above records estimates of the reserve quantities held by Sasol, through its various operating entities under Sasol Petroleum International (Pty) Ltd.

  The company currently has reserves in two fields:

        In Gabon (included under Other), the company hold's a 27.75% interest in the offshore Etame field. An internally determined assessment of oil reserves was conducted at 31 December 2003. As the license held over this property is a Production Sharing Contract, reserves reported represent the net economic interest volumes attributable to the company, after deduction for royalties. Since the last assessment, a new production well (ET-5H) has been drilled and will contribute to revenues in the 2005 financial year. Sasol is not the operator.

        In Mozambique, the company holds a 70% equity interest in the Pande and Temane gas fields. An internally determined assessment of gas reserves was conducted at 31 May 2004. Reserves reported represent the net economic interest volumes attributable to the company, after deduction of royalties. Additionally, the volumes booked are restricted to take-or-pay quantities defined in the gas sales contract agreement for the 25-year term, with an exclusion of condensate volumes.

        A phased approach to field development has been followed and only the Temane field has been developed. It is planned to develop the Pande field and bring it into production during 2007. Sasol is the operator.

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        You should read this section along with our consolidated financial statements for the financial years ended and as at 30 June 2004, 30 June 2003 and 30 June 2002, including the accompanying notes, that are included in this annual report on Form 20-F. The following discussion of operating and financial review and prospects as well as our consolidated financial statements have been presented and prepared in accordance with US GAAP.

5.A    Operating Results

        Company and Business Overview.    We are an integrated oil and gas group with substantial chemical interests, based in South Africa and operating in 23 other countries throughout the world. We are the leading provider of liquid fuels in South Africa in terms of both turnover and sales volumes and a major international producer of chemicals. We use a world-leading technology for the commercial production of synthetic fuels (synfuels) and chemicals from low-grade coal. We expect in the future to apply this technology to convert natural gas to diesel and chemicals. We manufacture over 200 fuel and chemical products, which we sell in more than 90 countries. We also operate coal mines to provide feedstock for our synfuels and chemical plants, manufacture and market synthetic gas (syngas) and operate the only inland crude oil refinery in South Africa. See Note 3 to "Item 18—Financial Statements" for a geographic analysis of our operating results, assets and capital commitments.

        During 2003, we completed the process of integrating the Sasol Chemie acquired businesses into the respective business units of Sasol Olefins and Surfactants and Sasol Solvents (previously included in the Sasol Chemical Industries segment), linked with internal organizational and management restructuring, which continued in 2004 for our other business units.

        In conjunction with these changes, we also revised our internal financial reporting to our Group Executive Committee (GEC), to separately report on the businesses of Sasol Oil, (renamed Sasol's Liquid Fuels Business) and Sasol Gas, and due to the increased importance of our gas to liquids strategy, to separately report on Sasol Synfuels International. In addition, Sasol Nitro and Sasol Wax are now shown under "Other". Prior year segment information has been restated to conform with this presentation.

        The Group has recently formed significant joint ventures to promote Sasol technology and products internationally. The Group is promoting and marketing its GTL process for converting remote or flared natural gas into new-generation, low-emissions GTL diesel, GTL naphtha and other products. It is envisaged that SSI through the recent development of the GTL plants in Qatar and Nigeria would contribute significantly to the Group results and will contribute to the growing of a global gas to liquids business in the future. Consequently the chief operating decision maker has chosen to include Sasol Synfuels International (SSI) as a reportable operating segment. SSI did not meet any of the quantitative thresholds but has been considered reportable and has been separately disclosed in terms of SFAS 131, Disclosures About Segments of an Enterprise and Related Information as the chief operating decision maker believes that the information about SSI would be useful to readers of the financial statements.

        The formation of LFB included restructuring of Group activities as well as the acquisition of the remaining interest in Naledi Petroleum Holdings (Pty) Limited. In addition, Sasol Synfuels transferred its fuel blending plant and related storage facilities to LFB with the result that all fuel sales are now made by LFB. In addition, Sasol CarboTar (involved in the production and marketing of carbon and tar products) which was previously reported as part of the Sasol Oil and Gas reporting segment was transferred to the Sasol Synfuels reporting segment as it no longer forms part of LFB.

        The financial information presented to our GEC, including the financial information in the reportable segments, is presented based on IFRS, adopted for our home country reporting. Since the IFRS financial information is the basis for segmental financial decisions, resource allocation and performance assessment, it forms the accounting basis for segmental reporting that is disclosed to the investing public. The IFRS segmental reporting information is reconciled to the amounts reported in our Group consolidated financial statements, prepared in accordance with US GAAP, for all years presented.

        We divide our operations into the following segments:

  •
  Sasol Mining.    Our mining operations in South Africa, which accounted for 2% of our total segmental turnover in 2004, supply coal mainly to our Synfuels operations. We also export coal to international customers.

  •
  Sasol Synfuels.    We operate the world's largest commercial-scale coal-based synfuels manufacturing operation, which accounted for 2% of our total segmental turnover in 2004. We manufacture syngas from low-grade coal and use our technology to convert syngas into a range of products, including synfuels, chemical feedstock and industrial pipeline gas.

  •
  Sasol Olefins and Surfactants.    We manufacture a wide range of surfactants, surfactant intermediates (including alcohols and alkylates), monomers and inorganic specialty chemicals derived mostly from coal and chemical feedstocks. We market these products in the global chemical markets. This segment accounted for 28% of our total segmental turnover in 2004.

  •
  Sasol Polymers.    We produce and market ethylene and propylene monomers, polypropylene, polyethylene and polyvinyl chloride polymers and other chemical products. We have business operations located in South Africa, Malaysia and China. This segment accounted for 11% of our total segmental turnover in 2004.

  •
  Sasol Solvents.    We manufacture and market a range of oxygenated solvents in the global chemicals markets. This segment accounted for 10% of our total segmental turnover in 2004.

  •
  Sasol's Liquid Fuels Business.    We operate South Africa's only inland crude oil refinery. We market liquid and gaseous fuels and lubricants. Liquid fuels include gasoline, diesel, jet fuel, fuel alcohol, illuminating paraffin and fuel oils. Gaseous fuels include liquified petroleum gas. This segment accounted for 31% of our total segmental turnover in 2004.

  •
  Sasol Gas.    We provide natural gas, obtained from fields operated by fellow subsidiaries in Mozambique, to the Synfuels operation as well as pipeline gas to the South African market. For the next few years we will also continue to supply clean-burning synthetic pipeline gas to some customers in the South African market. We completed the construction of a pipeline to transport and supply natural gas from Mozambique to the South African market during 2004. This segment accounted for 2% of our total segmental turnover in 2004.

  •
  Sasol Synfuels International.    We are involved in the development of GTL fuels and production of other chemical products from GTL derived feedstocks. We are currently involved in the establishment of two GTL production facilities in Qatar and Nigeria and are conducting feasibility studies at various other locations around the world.

  •
  Other.    We are also involved in a number of other activities in the energy field, both in South Africa and abroad, which, among others, include international petroleum and gas exploration and production, production of other chemical products, production of wax, fertilizer and explosive products as well as technology research and development, and our financing activities. These activities accounted for 14% of our total segmental turnover in 2004.

        Our business, operating results, cash flow and financial condition are subject to the influence of a number of external factors and conditions. These include conditions in the markets in which we sell our products, including the effect of fluctuation in the currency markets, most notably in the exchange rate between the Rand and the US dollar, fluctuation in the international price of crude oil and cyclicality in the prices of chemical products. Other factors which may influence our business and operating results include economic, social, political and regulatory conditions and developments in the countries in which we operate our facilities or market our products.

  Exchange rate fluctuation

        The Rand is our principal operating currency. However, a large part of our Group's turnover is denominated in US dollars and some part in euro, derived either from exports from South Africa or from our manufacturing and distribution operations outside South Africa. Also, a significant part of our revenues is determined by the US dollar, as petroleum prices in general and the price of most petroleum and chemical products in South Africa are based on global commodity and benchmark prices which are quoted in US dollars. Hence, a large part of our Group sales (approximately 90%) is denominated in US dollars or influenced by the underlying global commodity and benchmark prices which are quoted in US dollars, while about one third of our costs are Rand denominated. Furthermore, a significant part of our capital expenditure is also US dollar-denominated, as it is directed to investments outside South Africa. The rate of change in the PPI has been for many years above the rate of inflation in the United States. This, among other factors, resulted in a concomitant decline in the value of the Rand against the US dollar up until 2002, during which year the average exchange rate was 10.20 against the US dollar. However, since early 2002, due to a variety of reasons, the Rand has strengthened against the US dollar, reaching R6.545 at 14 October 2004. Whilst the exchange rate during the current year has been relatively less volatile than in previous years we are unable to forecast whether this will continue in the foreseeable future.

        In addition, although the exchange rate of the Rand is primarily market-determined, its value at any time may not be an accurate reflection of the underlying value of the Rand, due to the potential effect of, among other factors, exchange controls. For more information regarding exchange controls in South Africa see "Item 10.D Exchange Controls".

        Up until 2002, trends in our turnover and profits were significantly positively impacted by the Rand's decline against the US dollar. See "Item 5.A Operating Results—Company and Business Overview—Exchange rate fluctuation". During 2003 and 2004, the Rand appreciated against the US dollar, negatively impacting our results. Similarly, the strengthening of the euro against the US dollar in the last two years has negatively impacted the profitability of our European operations where a large part of our costs are euro based and a significant part of our turnover is US dollar based.

  Fluctuation in crude oil, natural gas, refining margins and petroleum products prices

        Market prices for crude oil, natural gas and petroleum products may fluctuate as they are subject to local and international supply and demand fundamentals and factors over which we have no control. Worldwide supply conditions and the price levels of crude oil may be significantly influenced by international cartels, which control the production of a significant proportion of the worldwide supply of crude oil, and by political developments, especially in the Middle East. Other factors which may influence the aggregate demand and hence affect the markets and prices for petroleum products in regions which influence domestic fuel prices through the Basic Fuel Price (BFP) price formula (introduced on 1 April 2003 and currently in place for the calculation of the refinery gate price in South Africa) and/or where we market these products, may include changes in economic conditions, the price and availability of substitute fuels, changes in product inventory, product specifications and other factors. In recent years, prices for petroleum products have fluctuated widely. In recent months the price of crude oil has been at very high level. See "Item 5.D—Trend Information".

        A substantial proportion of our turnover is derived from sales of petroleum and petrochemical products. Through our equity participation in the Natref crude oil refinery, we are exposed to fluctuations in refinery margins resulting from differing fluctuations in international crude oil and petroleum product prices. We are also exposed to changes in absolute levels of international petroleum product prices through our synfuels operations. Fluctuations in international crude oil prices affect our results mainly through their indirect effect on the Basic Fuel Price (BFP) price formula. See "Item 4.B Business Overview—Sasol Synfuels", "Sasol's Liquid Fuels Business" and "Sasol Petroleum International". Furthermore, prices of petrochemical products and natural gas are also affected by fluctuation in crude oil prices. Fluctuations and, in particular, decreases in the price of crude oil and petroleum products can have a material adverse effect on our business, operating results, cash flows and financial condition.

        We use hedging instruments to protect against day to day US dollar price fluctuations affecting the acquisition cost of our crude oil needs, including Rand to US dollar exchange rate fluctuations. We have also, during the course of the 2004 year, hedged a portion of our synthetic fuel production in respect of the 2005 financial year. See "Item 8.B Significant Changes". While the use of these instruments may provide some protection against short-term fluctuation in crude oil prices it does not protect against longer term fluctuations in crude oil prices or differing trends between crude oil and petroleum product prices

  Cyclicality in petrochemical products prices

        The market for chemicals and especially products such as solvents, alkylates and polymers is cyclical. Typically, higher demand during peaks in the industry business cycles leads producers to increase their production capacity. Although peaks in the business cycle have been characterized by increased selling prices and higher operating margins, in the past such peaks have led to overcapacity and supply exceeding demand growth. Low periods in the business cycle are then characterized by decreasing prices and excess capacity, which can depress operating margins and may result in operating losses. We believe that some areas within the chemicals industry currently show overcapacity with the possibility of further capacity additions in the next few years.

        Sustainability of wholesale petroleum products supply agreements and risks relating to the establishment of our retail service station network

        Up until December 2003 we were party to the Main Supply and Blue Pump Agreements, which formed a series of long-term supply agreements with the major oil companies operating in South Africa, under which oil companies purchased certain of our petroleum products up to a maximum of 7,740 million liters per year. As a result, we sold more than 80% of our petroleum production to these oil companies under the Main Supply Agreements. Moreover, we were not allowed to market liquid fuels directly to the retail and commercial markets in South Africa, with the main exception of the so-called "Blue Pumps", which were Sasol-branded fuel pumps supplying our own fuels, located at service stations of other oil companies in designated regions. The Main Supply and Blue Pump Agreements terminated in December 2003, pursuant to a notice of termination filed by our company in 1998.

        Following termination of the agreements, we have sold or removed the Blue Pumps and associated infrastructure from service stations owned by other oil companies, and have concluded new short-term arrangements with the oil companies to supply their petroleum products requirements in certain geographic areas. We have sold a substantial portion of our aggregate petroleum production to the oil companies under these arrangements. Further negotiations with these oil companies are ongoing. Furthermore, as a result of the termination of the agreements, the restrictions on our ability to market our petroleum products directly to the South African retail and commercial markets expired. During 2003 we commenced with the development of a service station network with a view to accessing the retail market in South Africa with our own Sasol brand, and, in order to enhance the profitability of this network, we are concentrating on developing high volume stations in growth areas. See "Item 4.B Business Overview—Sasol's Liquid Fuel Business". We are also in negotiations with Petrolium Nasional Berhad ("Petronas") to combine our respective liquid fuels businesses in a joint venture which will provide us with further access to the South African retail market. See "Item 8.B Significant Changes".

        There are risks relating to countries in which we operate that could adversely affect our business, operating results, cash flows and financial condition.

        Various of our subsidiaries, joint ventures and associates operate in countries and regions that are subject to significantly differing political, social, economic and market conditions. See "Item 18 Financial Statements—Note 3—Segmental Analysis" for a description of the extent of our operations in the main countries and regions in which we operate. We are a South African domiciled company. About 60% of our operations are located and 48% of our sales are generated in South Africa.

        Specific aspects of country risks that may have a material impact on our business, operating results, cash flows and financial condition include:

  (a)
  High inflation and interest rates

        Whilst over recent years, rates of inflation and interest have been at relatively low levels, the economy of South Africa, though currently well managed, at various times in the past has had high rates of inflation and high interest rates compared to the United States and Europe. Should these conditions recur, this would increase our South African-based costs and decrease our operating margins. High interest rates could adversely affect our ability to ensure cost-effective debt financing in South Africa. For further information on interest rates and inflation, see "Item 5.A Operating Results—Company and Business Overview—The South African economic, political, and regulatory environment".

  (b)
  Exchange control regulations

        South African law provides for exchange control regulations which restrict the export of capital from the Common Monetary Area, which includes South Africa, subject to SARB dispensation. These regulations apply to transactions involving South African residents, including both natural persons and legal entities. These regulations also affect our ability to borrow funds from non-South African sources for use in South Africa or to repay these funds from South Africa and, in some cases, our ability to guarantee the obligations of our subsidiaries with regard to these funds. These restrictions have affected the manner in which we have financed our acquisitions outside South Africa and the geographic distribution of our debt. See "Item 10.D Exchange Controls" and "Item 5.B Liquidity and Capital Resources".

  (c)
  HIV/AIDS in sub-Saharan Africa

        HIV/AIDS and tuberculosis, which is exacerbated in the presence of HIV/AIDS, are the major healthcare challenges faced by our South African and other sub-Saharan operations. HIV infection among women in antenatal clinics around South Africa rose from 1% in 1990 to nearly 25% in 2000. Under South African law, we may not run tests to accurately establish the number of our employees who are infected with, or die from, AIDS related illnesses without the express consent of the people to be tested. However, based on the preliminary results of our voluntary counseling and testing programme, we estimate that between 10%—15% of our South African workforce may be currently infected, with the highest concentration of infections in our mining operations. Based on an actuarial study, which excludes the positive impact of any prevention and management intervention program, we estimate that, while the percentage of infected employees may not rise significantly in the forthcoming years, there will be a significant increase in the number of AIDS-related fatalities. See "Item 6.D Employees".

        We incur costs relating to the medical treatment and loss of infected personnel, as well as the related loss of productivity. We also incur costs relating to the recruitment and training of new personnel. We are not in a position to accurately quantify these costs. Based on our actuarial models, we estimate that the impact of HIV/AIDS on our payroll expenses should be less than 1% of our current payroll for our South African employees by the year 2007, when we expect prevalence rates to peak. This calculation is based on the estimated financial impact on production resulting from the projected prevalence of HIV/AIDS among our workforce, but does not take into account indirect costs of productivity losses. We are investing human and financial resources in connection with establishing and maintaining programs to address the HIV/AIDS problem. In September 2002, we launched the Sasol HIV/AIDS Response Programme ("SHARP"), which is our initiative to respond to the HIV/AIDS problem, in connection with which we committed a sum of R13 million during the 2004 year. Although, at present, we have no further commitments in connection with HIV/AIDS, apart from on-going funding of the SHARP programme and post-retirement healthcare contributions in respect of current employees who commenced service prior to 1 January 1998, we cannot assure you that the costs we are currently incurring and will incur in the future in connection with the HIV/AIDS problem, will not have a material adverse effect on our business and financial condition.

  (d)
  Transformation issues

        In some countries our operations are required to comply with local procurement, employment equity, ownership and other regulations which are designed to address country specific social and economic transformation issues. In this regard, the following South African specific initiatives apply which are intended to redress historical social and economic inequalities and stability.

        As a leading and patriotic South African-based company, we embrace and will instigate or participate in initiatives to bring about meaningful transformation to assist in correcting the imbalances and injustices of the apartheid era. We consider these initiatives to be a strategic imperative and we recognise the risk of not vigorously pursuing them or of them not succeeding and adversely impacting on the long-term sustainable performance and reputation of our company.

        As part of an initiative of the government of South Africa to advance the participation of historically disadvantaged South Africans in the country's economy, in November 2000, we became party to an agreement with the government and the liquid fuels industry, the Charter for the South African Petroleum and Liquid Fuels Industry on Empowering Historically Disadvantaged South Africans in the Petroleum and Liquid Fuels Industry (the Liquid Fuels Charter). The Charter deals with the following key matters:

  •
  participation in ownership and control in all facets of the industry by historically disadvantaged South Africans

  •
  addressing the skills gap in the industry

  •
  employment equity

  •
  procurement from historically disadvantaged South Africans.

        See "Item 4.B Business Overview—Sasol's Liquid Fuel Business" and "—Empowerment of Historically Disadvantaged South Africans".

        The Liquid Fuels Charter requires us, amongst other things, to ensure that historically disadvantaged South Africans hold at least 25% equity ownership of our liquid fuels business by the year 2010. Based on our experience with Black Economic Empowerment transactions over the past number of years, we believe that equity participation should take place through transactions at fair market value. However, we cannot assure you that this will occur and that this will not have a material adverse effect on our future business, operating results, cash flows and financial condition.

        In October 2002, the government and representatives of South African mining companies and mineworkers' unions reached broad agreement on a charter (the Mining Charter), designed to facilitate the participation of historically disadvantaged South Africans in the country's mining industry. The Charter's stated objectives include the:

  •
  expansion of opportunities for persons disadvantaged by unfair discrimination under the previous political dispensation;

  •
  expansion of the skills base of such persons;

  •
  promotion of employment and advancement of the social and economic welfare of mining communities; and

  •
  promotion of beneficiation, or the crushing and separation of ore into valuable substances or waste within South Africa.

        The Charter, together with the recently published scorecard to facilitate the interpretation of and compliance with the Mining Charter, requires mining companies to ensure that historically disadvantaged South Africans hold at least 15% ownership of mining assets or equity in South Africa within 5 years and 26% ownership within 10 years from the effective date of the new Mineral and Petroleum Resources Development Act which was on 1 May 2004. The Charter further specifies that the mining industry is required to assist historically disadvantaged South Africans in securing finance to fund their equity participation up to an amount of R100 billion within the first five years after the implementation of the aforementioned Act. Beyond this R100 billion commitment, the Mining Charter requires that participation of historically disadvantaged South Africans should be increased towards the 26% target on a willing buyer-willing seller basis. See "Item 4.B Business Overview—Sasol Mining" and "—Empowerment of Historically Disadvantaged South Africans".

        Various principles of the Mining Charter have been incorporated in regulations promulgated by the Minister of Minerals and Energy under the new Mineral and Petroleum Resources Development Act with respect to the South African mining industry. These regulations came into effect on 1 May 2004. We have commenced a process to apply for the conversion of our existing mining licenses under the new Mineral and Petroleum Resources Development Act. See below "New mining legislation may have an adverse effect on our mineral rights". When considering applications for the conversion of existing mining licenses under the Mineral and Petroleum Resources Development Act, the Minister of Minerals and Energy must take into account, among other factors, the applicant company's compliance with the Mining Charter. We intend to undertake any appropriate action required to ensure conversion of our existing mining rights under the Mineral and Petroleum Resources Development Act.

        It is not currently known what financing arrangements may ultimately be put in place to support any transactions required in order to comply with the abovementioned Charters and we cannot assure you that we will not be required to participate in these arrangements.

        It is also not currently known what additional costs we will incur to comply with the other requirements of both the Liquid Fuels and Mining Charters and we cannot assure you that these costs will not have a material adverse effect on our operating results and financial condition.

        Other specific country risks that may have a material impact on our business include:

  •
  external acts of warfare and civil clashes;

  •
  government interventions, including protectionism and subsidies;

  •
  regulatory, taxation and legal structure changes;

  •
  the control of field developments and transportation infrastructure;

  •
  the receipt of new permits and consents;

  •
  cancellation of contractual rights;

  •
  expropriation of assets;

  •
  capacity to deal with emergency response situations; and

  •
  the introduction of selective environmental and carbon taxes.

        Some of the countries where we have already made, or other countries where we may consider making, investments are in various stages of developing institutions and legal and regulatory systems that are characteristic of parliamentary democracies. However, institutions in these countries may not yet be as firmly established as they are in parliamentary democracies in South Africa, the United States of America and some European countries. Some of these countries are also transitioning to a market economy and, as a result, experience changes in their economies and their government policies that could affect our investments in these countries. Moreover, the procedural safeguards of the new legal and regulatory regimes in these countries are still being developed and, therefore, existing laws and regulations may be applied inconsistently. In some circumstances, it may not be possible to obtain the legal remedies provided under those laws and regulations in a timely manner.

        As the political, economic and legal environments remain subject to continuous development, investors in these countries face uncertainty as to the security of their investments. Any unexpected changes in the political or economic conditions in the countries in which we operate (including neighboring countries) may have a material adverse effect on the investments that we have made or may make in the future, which may in turn have a material adverse effect on our business, operating results, cash flows and financial condition.

  Competition by products originating from countries with low production costs

        A significant part of our chemical production facilities is located in developed countries, including the United States and Europe. Economic and political conditions in these countries result in relatively high labor costs and, in some regions, inflexible labor markets, compared to others. Increasing competition from regions with lower labor costs and feedstock prices, for example the Middle East and China, exercises pressure on the competitiveness of our chemical products and, therefore, on our profit margins and may result in withdrawal of particular products or closure of facilities. We cannot assure you that increasing competition by products originating from countries with low production costs will not result in withdrawal of our products or closure of our facilities, which may have a material adverse effect on our business, operating results, cash flows and financial condition.

Critical Accounting Policies and Estimates

        The preparation of our consolidated financial statements requires management to make estimates and assumptions that affect the reported results of our operations. Actual results may differ from these estimates. Management believes that the following identified critical accounting policies, among others, affect its more significant judgments and estimates used in the preparation of our consolidated financial statements and are critical to the business operations and the understanding of the results of our operations. The discussion below of the critical accounting policies should be read in conjunction with the Significant Accounting Policies set out in Note 2 of "Item 18—Financial Statements".

  General

        We evaluate our estimates, including those relating to trade receivables, inventories, investments, intangible assets, income taxes, pension and other post retirement benefits and contingencies and litigation on an ongoing basis. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making our judgments about carrying values of assets and liabilities that are not readily available from other sources.

  Estimation of oil and gas reserves

        The estimation of oil and gas reserves under SEC rules requires "…geological and engineering data (that) demonstrate with reasonable certainty (reserves) to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made." Refer to Table 4, "Proved Reserve Quantity Information," on page F-102 for the estimates for the year ending 30 June 2004 and to Table 5, "Standardized Measure of Discounted Future

Net Cash Flows", on page F-105 for estimates of proved-reserved values for year-end 30 June 2004, which were based on year-end prices at the time.

        Estimates of oil and gas reserves are inherently imprecise, require the application of judgment and are subject to future revision. Accordingly, financial and accounting measures (such as the standardized measure of discounted cash flows, depreciation, depletion and amortization charges and decommissioning provisions), that are based on proved reserves are also subject to change.

        Proved reserves are estimated by reference to available reservoir and well information, including production and pressure trends for producing reservoirs and, in some cases, subject to definitional limits, to similar data to other producing reservoirs. Proved reserves estimates are attributed to future development projects only where there is significant commitment to project funding and execution and for which applicable governmental and regulatory approvals have been secured or are reasonably certain to be secured. Furthermore, estimates of proved reserves only include volumes for which access to markets is assured with reasonable certainty. All proved reserves estimates are subject to revision, either upward or downward, based on new information, such as from development drilling and production activities or from changes in economic factors, including product prices, contract terms or development plans.

  Useful life of intangible assets

        In assessing the recoverability of goodwill and other intangible assets, we must make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets. If these estimates or their fair value assessments change in the future, we may need to record impairment charges for these assets. Identifiable intangible assets, such as patents, trademarks and licenses, are currently amortized on a straight line basis, over their estimated useful lives.

  Useful life of long-lived assets

        In assessing the useful life of long-lived assets, we use estimates of future cash flows and expectations regarding the future utilization pattern of the assets to determine the depreciation to be charged on a straight line basis over the estimated useful lives of the assets. On a regular basis, we review the useful lives and economic capacity of the long-lived assets with reference to any events or circumstances that may indicate that an adjustment to the depreciation period is necessary.

        Given the significance of long-lived assets to our financial statements, any change in the depreciation period could have a material impact on our results of operations and financial condition.

  Impairment of long-lived assets

        Long-lived assets are reviewed using economic valuations to calculate impairment losses whenever events or a change in circumstance indicate that the carrying amount may not be recoverable. In carrying out the economic valuations, an assessment is made of the future cash flows expected to be generated by the assets, taking into account current market conditions, the expected lives of the assets and our budgeting process. The actual outcome can vary significantly from our forecasts, thereby affecting our assessment of future cash flows. Assets whose carrying values exceed their estimated recoverable amount, determined on an undiscounted basis, are written down to an amount determined using discounted net future cash flows expected to be generated by the asset. The expected future cash flows are discounted at a credit adjusted rate based on government bonds in South Africa as well as inter-bank interest rate indices in the other geographic locations in which our assets are held.

  Asset retirement and rehabilitation obligations

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

  Trade receivables—estimation of allowances for doubtful debts

        We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. In order to estimate the appropriate level for this allowance, we analyze historical bad debts, customer concentrations, current customer credit-worthiness, current economic trends and changes in our customer payment patterns. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. A considerable amount of judgment is required in assessing the ultimate realization of these trade receivables including the current credit-worthiness of each customer.

  Employee benefits

        We provide for our obligations and expenses for pension and provident funds as they apply to both defined contribution and defined benefit schemes, as well as post-retirement healthcare liabilities. The amount provided is determined based on a number of assumptions and in consultation with an independent actuary. These assumptions are described in Note 22 to "Item 18—Financial Statements" and include, among others, the discount rate, the expected long-term rate of return on pension plan assets, healthcare inflation costs and rates of increase in compensation costs. The nature of the assumptions is inherently long-term, and future experience may differ from these estimates. For example, a one percentage point increase in assumed healthcare cost trend rates would increase the accumulated post retirement benefit obligation by R447 million to R2,918 million at 30 June 2004.

        The Group includes the amortization of unrecognized gains and (losses) on the pension fund valuation as a component of net pension cost for the year if the net cumulative unrecognized actuarial gains and losses at the end of the previous reporting period exceed the greater of

  •
  10% of the present value of the defined benefit obligation at that date; or

  •
  10% of the fair value of any plan assets at that date

(the 10% corridor rule) whereas in respect of the post retirement healthcare valuation the Group accounting policy requires the immediate recognition of net actuarial gains and (losses).

        While management believes that the assumptions used are appropriate, significant changes in the assumptions may materially affect our pension and other post retirement obligations and future expense.

  Amortization of coal mining assets

        We calculate amortization charges on coal mining assets using the units-of-production method, which is based on our proven and probable reserves, not exceeding the estimated useful lives of the mines. The lives of the mines are estimated by our geology department using interpretations of mineral reserves, as determined in accordance with Industry Guide 7 under the US Securities Act of 1933, as amended. The estimate of the total reserves of our mines could be materially different from the actual coal mined. The actual usage by the mines may be impacted by changes in the factors used in determining the economic value of our mineral reserves, such as the coal price and foreign currency exchange rates. Any change in management's estimate of the total expected future lives of the mines would impact the amortization charge recorded in our consolidated financial statements, as well as our estimated asset retirement obligations as measured on the incremental method.

  Inventory

        We write down our inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value, based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

  Fair value estimations of financial instruments

        We base fair values of financial instruments on listed market prices, where available. If listed market prices are not available, fair value is determined based on other relevant factors, including dealers' price quotations and price quotations for similar instruments traded in different markets. Fair value for certain derivatives are based on pricing models that consider current market and contractual prices for the underlying financial instruments or commodities, as well as the time value and yield curve or fluctuation factors underlying the positions. Pricing models and their underlying assumptions impact the amount and timing of unrealized gains and losses recognized, and the use of different pricing models or assumptions could produce different financial results.

  Deferred taxation assets

        We apply significant judgment in determining our provision for income taxes and our deferred tax assets and liabilities.

        Temporary differences arise between the carrying values of assets and liabilities for accounting purposes and the amounts used for tax purposes. These temporary differences result in tax liabilities being recognized and deferred tax assets being considered based on the probability of our deferred tax assets being recoverable from future taxable income. To the extent that we believe that recovery is not likely, we establish a valuation allowance. The carrying value of our net deferred tax assets assumes that we will be able to generate sufficient future taxable income in applicable tax jurisdictions, based on estimates and assumptions. While we have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event that we were to determine that we would not be able to realize our deferred tax assets in the future, a valuation allowance may be required which would reduce income in the period that such determination was made.

  Secondary Taxation on Companies

        In South Africa, we pay both income tax and Secondary Taxation on Companies (STC). STC is levied on companies at a rate of 12.5% of dividends distributed. In the case of companies liquidated after 1 April 1993, STC is only payable on undistributed earnings earned after 1 April 1993. The tax becomes due and payable on declaration of a dividend.

        We provide deferred tax on all temporary differences arising between the carrying values of assets and liabilities for accounting purposes and the amounts used for tax purposes unless there is a temporary difference that is specifically excluded in accordance with generally accepted accounting principles. Sasol does not provide deferred taxes related to STC until a dividend has been declared. We believe that this is consistent with the accounting principle that only allows the accrual of dividend payments after dividend declaration.

        We are aware that some non-Sasol companies with operations in South Africa record deferred taxes at the full distributed rate of 37.8%, the rate applied only if all earnings are distributed as dividends. If we were to provide for deferred taxes on the potential STC arising on our undistributed earnings, should these be declared as dividends, there would be an increase in deferred tax liabilities of R4,240 million at 30 June 2004 (2003—R3,762 million; 2002—R3,297 million) resulting in a net deferred tax liability of R8,910 million at 30 June 2004 (2003—R8,755 million; 2002—R8,386 million). Income tax expense would increase by R478 million resulting in total net income (earnings attributable to shareholders) of R4,880 million for the year ended 30 June 2004 (2003—R465 million and R6,879 million; 2002—R860 million and R8,574 million, respectively). The additional deferred tax liability would result in total shareholders' equity of R29,429 million at 30 June 2004 (2003—R29,031 million; 2002—R27,647 million). We expect that R1,877 million of undistributed earnings earned before 1 April 1993 of two dormant companies will be distributed without attracting STC of R209 million.

  Commitments and contingencies

        Management's current estimated range of liabilities relating to certain pending litigation and arbitration proceedings is based on claims for which management can reasonably estimate the amount of loss. We have recorded the estimated liability where such amount can be determined and the minimum liability related to those claims where there is a range of loss, and no amount within the range is more probable than the others. As additional information becomes available, we will assess the potential liability related to our pending litigation and arbitration proceedings and revise our estimates. Such revisions in our estimates of the potential liability could materially impact our results of operation and financial position.

OUR RESULTS OF OPERATIONS FOR THE YEARS ENDED 30 JUNE 2004 AND 30 JUNE 2003

        The financial results below are stated under US GAAP.

Results of Operations

Category	2004	2003	Change	Change

	(Rand in millions)%
Turnover	58,808	63,769	(4,961)	(8)
Other operating income	332	603	(271)	(45)
Net foreign exchange losses	(1,266)	(2,437)	1,171	48
Operating costs and expenses	(49,135)	(50,924)	1,789	4

Operating profit	8,739	11,011	(2,272)	(21)
Net other expenses	(63)	(64)	1	2

Income before tax, losses of equity accounted investees, minority interest	8,676	10,947	(2,271)	(21)
Income tax	(3,177)	(3,915)	738	19

Income after tax, but before losses of equity accounted investees, minority interest	5,499	7,032	(1,533)	(22)
Losses of equity accounted investees	(49)	(47)	(2)	(4)
Minority interest	(92)	(170)	78	46

Earnings attributable to shareholders before cumulative effect of change in method of accounting	5,358	6,815	(1,457)	(21)
Change in method of accounting for asset retirement obligations, net of tax of R227 million	—	529	(529)	100

Earnings attributable to shareholders	5,358	7,344	(1,986)	(27)

Overview

        Profits were again adversely affected by the stronger Rand against the US dollar and margin pressures in a challenging international trading environment. From an operational perspective, most of Sasol's businesses performed satisfactorily despite these conditions by advancing productivity, quality and cost-reduction initiatives. Higher average international oil prices and the benefit of cost reductions and productivity improvements partly offset the impact of the stronger Rand.

        Accordingly, turnover decreased by 8% from R63,769 million to R58,808 million. In line with expectations, profit was down year-on-year. Operating profit decreased by 21% from R11,011 million to R8,739 million, while attributable earnings dropped by 27% from R7,344 million to R5,358 million.

        The overriding impact on our results was the strength of the Rand, which was, on average 24% stronger against the US dollar compared to the previous year.

        This impact was exacerbated by the unusually high energy and feedstock prices at our international operations and notably in Europe and the United States of America. In general, most of our chemical businesses endured severe margin pressures, with our global Sasol Olefins and Surfactants business suffering the most. The overall effect of the Rand's appreciation reduced operating profit by approximately R6 billion.

        The average price of the dated Brent crude oil, increased by 12% from US$27.83/bbl to US$31.30/bbl compared to last year and partly offset the adverse impact described above. Several geopolitical factors drove oil prices upwards, including low petroleum inventories, robust Asian demand, unreliable Iraqi supplies, record US gasoline demand, the weaker US dollar and the escalation of political conflict in the Middle East.

        International refining margins also displayed significant improvements since mid-2003. The improved refining margins—the highest since 2000—were mainly supported by the US strong gasoline premiums and high natural gas prices, which supported residual fuel values.

        We have undergone a two-year cycle in adverse conditions. This has motivated our businesses to operate their assets to full capacity and try to eradicate superfluous costs. Where we have direct control over costs and opportunities to improve our businesses, we have in general performed well, as the highlights indicate:

  •
  The group reduced its annual cost base by about R890 million, by cost reduction initiatives on the fixed cost structure, with most of this reduction expected to be sustainable;

  •
  Sasol Mining achieved a further increase in in-section machine productivity, which brings its increase in machine productivity to 110% since commencing business renewal in 1998;

  •
  Sasol Synfuels increased production by more than 5% off a large base; and

  •
  Sasol Olefins and Surfactants reduced its nominal fixed costs by a further 3%, having reduced them by 5% in the previous year.

        Several underperforming smaller businesses, as well as those businesses that no longer have the desired strategic fit, have been closed down or disposed of, or are in the process of being disposed. Sasol Nitro has focused its explosives activities in South Africa by disposing of its interests in Australia and North America. We have also sold Sasol Servo in Netherlands and have withdrawn from non-core elements of Sasol Wax.

Turnover

        Turnover consists of the following categories:

Category	2004	2003	Change	Change
	(Rand in millions)%
Sale of products	57,973	62,509	(4,536)	(7)
Services rendered	517	502	15	3
Commission and marketing income	318	758	(440)	(58)

Total turnover	58,808	63,769	(4,961)	(8)

        Turnover for 2004 amounted to R58,808 million, a decrease of R4,961 million or 8%, compared to R63,769 million for 2003.

        The net decrease of R4,961 million in turnover is mainly attributable to decreases in the sale of products of R4,536 million. Increases in product prices of R433 million, increases in crude oil prices of R2,330 million and volumes of R3,864 million, were more than offset by the negative currency effect of R11,113 million arising due to the appreciation of the Rand. Additionally, services rendered increased by R15 million and commissions and marketing income decreased by R440 million.

        The average Rand to US dollar exchange rate, as quoted by the Federal Reserve Bank of New York of R6.88 in 2004, was 24% stronger than the average of R9.03 in 2003. The average crude oil price, of US$31.36/bbl in 2004 was 13% higher than the average of US$27.83/bbl in 2003. Our average US dollar refining margins in 2004 remained constant at the levels of 2003.

  Other operating income

        Other operating income in 2004 amounted to R332 million, which represents a decrease of R271 million or 45%, compared to R603 million in 2003.

  Net foreign exchange losses

        Net foreign exchange losses for 2004 amounted to R1,266 million which represents a decrease of R1,171 million compared to a loss of R2,437 million in 2003. The decrease is mainly attributable to the continuing appreciation of the Rand against the US dollar over the two years, which was less severe in 2004.

Operating Costs and Expenses

        Operating costs and expenses consists of the following categories:

Category	2004	2003	Change	Change
	(Rand in millions)%
Cost of products sold	37,288	38,415	(1,127)	(3)
Cost of services rendered	502	475	27	6
Selling and distribution costs	4,837	4,976	(139)	(3)
Administrative expenses	3,605	4,402	(797)	(18)
Other operating expenses	2,903	2,656	247	9

Total operating costs and expenses	49,135	50,924	(1,789)	(4)

        Operating costs and expenses in 2004 amounted to R49,135 million, a decrease of R1,789 million or 4%, compared to R50,924 million in 2003.

        Cost of products sold.    The cost of products sold in 2004 amounted to R37,288 million, a decrease of R1,127 million or 3%, compared to R38,415 million in 2003. Compared to sales of products, the cost of products sold was 64% in 2004 and 61% in 2003.

        Cost of services rendered.    Cost of services rendered in 2004 amounted to R502 million, an increase of R27 million or 6%, compared to the R475 million in 2003.

        Selling and distribution costs.    These costs comprise marketing and distribution of products as well as advertising, salaries and expenses of marketing personnel, freight, railage and customs and excise duty. Selling and distribution costs in 2004 amounted to R4,837 million, a decrease of R139 million or 3%, compared to R4,976 million in 2003. Compared to sales of products, selling and distribution costs represented 8% in both 2004 and 2003.

        Administrative expenses.    These costs comprise expenditure of personnel and administrative functions, including accounting, information technology, human resources, legal and administration, as well as pension, post-retirement healthcare and Sasol Share Incentive Scheme costs. Administrative expenses in 2004 amounted to R3,605 million, a decrease of R797 million or 18%, compared to R4,402 million in 2003.

        Other operating expenses.    Other operating expenses (including impairments) in 2004 amounted to R2,903 million, an increase of R247 million or 9%, compared to R2,656 million in 2003. Other operating expenses excluding impairments amounted to R2,619 million in 2004, a decrease of R21 million, compared to R2,598 million in 2003. This decrease generally arose from cost savings initiated and implemented in previous years. Impairment of property, plant and equipment, intangible assets and investments for 2004 amounted to R284 million, compared to R58 million in 2003.

        Details are as follows:

Impairments

Item	Segment	2004	2003
		(Rand in millions)
Glycol Ethers Plant	Solvents	13	—
Crotonaldehyde and Ethanol Plant	Solvents	23	—
Sodium Hydrogen Sulfide and Ammonium Sulfide Plants	Solvents	6	—
Sulfonation Plant	Olefins and Surfactants	26	—
Poly Internal Olefins Plant	Olefins and Surfactants	26	—
Fedmis Business	Nitro	108	—
Mining Initiators Business	Nitro	21	—
Other smaller assets	Other businesses	30	5

Total property, plant and equipment		253	5
Goodwill	Nitro	21	—
Goodwill	Wax	—	48
Other intangible assets	Other businesses	5	5

Total intangible assets		26	53

Held for sale investment	Other businesses	5	—

Total investment		5	—

Total		284	58

        Some of the significant impairments included in the impairment charge of R253 million, above, for the year ended 30 June 2004 are in the following business segments:

Sasol Solvents—R42 million

        Glycol ethers plant—Germany—An impairment review performed on the assets of Sasol Germany, identified that the glycol ethers plant is not expected to generate future positive cash flows. Accordingly a net impairment charge of R13 million was recognised in the income statement.

        Crotonaldehyde and Ethanol plant—South Africa—The crotonaldehyde plant will produce feedstock until October 2004 to meet existing contractual commitments. Thereafter, the plant will be shut-down and parts of the plant used in a new process to convert acetaldehyde into crude ethanol. The crotonaldehyde plant has thus been impaired to a carrying value approximating the value of the assets that will be used in the crude ethanol plant.

        The ethanol plant has been mothballed since December 2003. Enhancements to the Secunda plant have resulted in this plant no longer producing any product and not being required for backup purposes. As there are no future cash flows expected to be generated from this plant, the plant was impaired to a zero book value. A total impairment charge in respect of these two plants of R23 million has been recognised in the income statement.

        Sodium Hydrogen Sulphide and Ammonium Sulphide plants—South Africa—The poor economic performance of the NaHS and ASD plants resulted in an impairment test being performed. The value in use for this asset was determined which is less than the carrying value and accordingly an impairment of R6 million was recognised in the income statement.

Sasol Olefins and Surfactants—R52 million

        Sulphonation plant—Germany—The Marl sulphonation (LAS) units are running well below capacity. The lower sales volumes and resulting gross margin are not enough to support the associated fixed costs and result in a net negative cash flow. Furthermore, the main Marl LAS unit is based on old batch technology and the resulting product quality has been acceptable in the past but is coming under scrutiny now from some major customers. The impairment test performed resulted in an impairment of R26 million.

        Poly Internal Olefins (PIO) Plant—Italy—PIO is an olefins derivative used in the automotive lubricants market and the plant is situated on the Sarroch site of Sasol Italy. During the past two years, the PIO based lubricants, experienced severe competition from Poly Alpa Olefins (PAO) lubricants (quality leader) and a newcomer Hydrocracked Basestock (cost and price leader). As a consequence the PIO plant is operating below 50% of capacity which results in a net negative cash flow. An impairment test was carried out and an impairment of R26 million was recognised.

Nitro businesses (included in "Other businesses")—R129 million

        The assets of Fedmis have been written down to a potential scrap value resulting in a total impairment of R108 million due to a proposed disposal of Fedmis.

        The change of operations to toll manufacturing results in certain assets in the remaining Sasol Mining Initiators (Pty) Limited (Sasol Mining Initiators Africa (Pty) Limited in particular) being impaired by R21 million.

Operating Profit

        Turnover for 2004 decreased by R4,961 million or 8%, and other operating income decreased by R271 million or 45%. These decreases were partly offset by decreases in net foreign exchange losses of R1,171 million and in operating costs and expenses of R1,789 million which reduced the net effect on operating profit. This resulted in a decrease in operating profit of R2,272 million or 21% from R11,011 million in 2003 to R8,739 million in 2004.

Other Income/(Expenses)

Category	2004		2003		Change		Change
	(Rand in millions)%
Dividends received	14		14		0		0
Interest received	183		193		(10)		(5)
Interest incurred		(1,450)		(1,279)		(171)		(13)
Interest capitalized		1,082		1,008		74		7
Finance costs	(368)		(271)		(97)		(36)
Gain arising from issuance of subsidiary's shares	108		—		108		100

Net other expenses	(63)		(64)		1		2

        Net other expenses in 2004 amounted to R63 million, compared to R64 million in 2003, a decrease of R1 million.

        Interest incurred in 2004 amounted to R1,450 million, an increase of 13%, of which R1,082 million was capitalized, compared to interest incurred of R1,279 million in 2003, of which R1,008 million was capitalized. The increase in interest incurred was mainly a result of increased net borrowings. Capitalized interest increased due to increased investment in property, plant and equipment in 2004. Accordingly, finance costs expensed amounted to R368 million in 2004, an increase of R97 million or 36%, compared to finance costs of R271 million in 2003.

        Interest income amounted to R183 million in 2004, a decrease of R10 million or 5%, compared to R193 million in 2003. This decrease is mainly attributable to translation differences on interest income from investments in foreign countries due to the appreciation of the Rand against the US dollar, as well as lower average cash balances and declining interest rates.

        In terms of the transaction to acquire the remaining interest in Naledi Petroleum Holdings (Pty) Limited (NPH), 22 shares were issued to some of the previous NPH shareholders which diluted our interest in Sasol Oil (Pty) Limited by approximately 2% and resulted in a gain of R108 million being realized.

Taxation

        Taxation in 2004 amounted to R3,177 million, a decrease of R738 million or 19%, compared to R3,915 million in 2003. These amounts include a deferred tax benefit of R299 million in 2004 compared to a deferred tax expense of R114 million in 2003. The decrease in taxation is broadly in line with the decrease in net income before taxation. The effective tax rate was 36.4% in 2004 and 35.8% in 2003. The difference between the statutory tax rate of 30% and the effective tax rate results mainly from STC which is levied at a rate of 12.5%, differences in foreign tax rates, disallowed expenditure and the effect of changes in tax rates for 2004.

Losses of Equity Accounted Investees

        Losses of equity accounted investees amounted to R49 million in 2004, an increase of R2 million or 4%, compared to R47 million in 2003. The loss of R49 million comprises mainly losses of R151 million incurred by some of our equity accounted investees, principally Sasol Chevron and Sasol Southwest Energy, offset by profits of approximately R102 million, mainly from Petlin, Merisol, and Fuel Firing Systems in 2004.

Minority Interest

        Minority interest in 2004 amounted to R92 million, compared to R170 million in 2003. This is mainly attributable to the acquisition of the minority interest of Naledi Petroleum Holdings with effect from 1 January 2004.

Earnings Attributable to Shareholders

        As a result of the factors discussed above, earnings attributable to shareholders in 2004 was R5,358 million, a decrease of R1,986 million or 27%, compared to R7,344 million in 2003.

OUR RESULTS OF OPERATIONS FOR THE YEARS ENDED 30 JUNE 2003 AND 30 JUNE 2002

        The financial results below are stated under US GAAP.

Results of Operations

	2003	2002	Change	Change

	(Rand in millions)%
Turnover	63,769	55,667	8,102	15
Other operating income	603	1,221	(618)	(51)
Net foreign exchange (losses)/gains	(2,437)	620	(3,057)	(493)
Operating costs and expenses	(50,924)	(43,284)	(7,640)	18

Operating profit	11,011	14,224	(3,213)	(23)
Net other expense	(64)	(46)	(18)	39

Income before tax, (losses)/earnings of equity accounted investees, minority interest	10,947	14,178	(3,213)	(23)
Income tax	(3,915)	(4,723)	808	(17)

Income after tax, but before (losses)/earnings of equity accounted investees, minority interest	7,032	9,455	(2,423)	(26)
(Losses)/earnings of equity accounted investees	(47)	35	(82)	(234)
Minority interest	(170)	(56)	(114)	204

Earnings attributable to shareholders before cumulative effect of change in method of accounting	6,815	9,434	(2,619)	(28)
Change in method of accounting for asset retirement obligations, net of tax of R227 million	529	—	529	100

Earnings attributable to shareholders	7,344	9,434	(2,090)	(22)

Turnover

        Turnover consists of the following categories:

	2003	2002	Change	Change

	(Rand in millions)%
Sale of products	62,509	54,004	8,505	16
Services rendered	502	1,358	(856)	(63)
Commission and marketing	758	305	453	149

Total turnover	63,769	55,667	8,102	15

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

        The average Rand to US dollar exchange rate of R9.04 in 2003, was 11% stronger than the average of R10.20 in 2002. The average crude oil price, of US$27.83/bbl in 2003 was 20% higher than the average of US$23.24/bbl in 2002. Our average US dollar refining margins in 2003 remained approximately constant at the levels of 2002.

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

	(Rand in millions)%
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

Impairments

Item	Segment	2003	2002

		(Rand in millions)
Waxy oil cleanup and reductants	Wax	—	20
Alcohol dehydration plant	Synfuels	—	24
Other smaller assets	Other businesses	5	6
Interest capitalized(1)		—	5

Total property, plant and equipment		5	55
Impairment of goodwill	Wax	48	—
Other intangible assets	Other businesses	5	—

Total intangible assets		53	—
Sasol DHB Investment	Nitro	-	136

Total investment		—	136

Total		58	191

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

Other Income/(Expenses)

Category	2003		2002		Change		Change

	(Rand in millions)%
Dividends received	14		3		11		367
Interest received	193		226		(33)		(15)
Interest incurred		(1,279)		(836)		(443)		53
Interest capitalized		1,008		561		447		80
Finance costs	(271)		(275)		4		1

Net other expenses	(64)		(46)		(18)		39

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

        Interest incurred in 2003 amounted to R1,279 million, of which R1,008 million was capitalized, compared to interest incurred of R836 million in 2002, of which R561 million was capitalized. The increase in interest incurred was mainly a result of increased borrowings. Capitalized interest increased due to increased investment in property, plant and equipment in 2003. Accordingly, finance costs expensed amounted to R271 million in 2003, a decrease of R4 million or 1%, compared to finance costs expensed of R275 million in 2002.

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

Segments Overview

        We manage our business on the basis of the following segments:

  •
  Sasol Mining;

  •
  Sasol Synfuels;

  •
  Sasol's Liquid Fuels Business;

  •
  Sasol Olefins and Surfactants;

  •
  Sasol Polymers;

  •
  Sasol Solvents;

  •
  Sasol Gas;

  •
  Sasol Synfuels International; and

  •
  Other.

        The following is a discussion of our segment results. Segmental financial performance is measured on a management basis which is prepared in accordance with IFRS. This approach is based on the way management organizes segments within our Group for making operating decisions and assessing performance. For more information on the reconciliation of segmental turnover and operating profit under IFRS to the corresponding amounts prepared under US GAAP, see below "Reconciliation of segmental results to US GAAP" and Note 3 to our consolidated financial statements.

        During 2003, we completed the process of integrating the Sasol Chemie acquired businesses into the respective business units of Sasol Olefins and Surfactants and Sasol Solvents (previously included in the Sasol Chemical Industries segment), linked with internal organizational and management restructuring, which continued in 2004 for our other business units.

        In conjunction with these changes, we also revised our internal financial reporting to our Group Executive Committee (GEC), to separately report on the businesses of Sasol Oil, (renamed Sasol's Liquid Fuels Business) and Sasol Gas, and due to the increase importance of our gas to liquids strategy to, separately report on Sasol Synfuels International. Prior year segmental information has been restated to conform with this presentation.

        We believe that intersegment sales and transfers were entered into under terms and conditions substantially similar to terms and conditions which would have been negotiated with an independent third party.

Turnover per segment

2004	Sasol Mining	Sasol Synfuels	Sasol's LFB	Sasol Olefins and Surfactants	Sasol Polymers	Sasol Solvents	Sasol Gas	Sasol Synfuels Int.	Other	Total segments 2004

	(Rand in millions except for percentages)
External turnover	1,083	1,329	18,554	17,133	6,576	5,956	1,389	7	8,124	60,151
% of external turnover	2%	2%	31%	28%	11%	10%	2%	—	14%	100%
Inter-segment turnover	4,161	14,664	297	249	86	499	133	—	3,609	23,698
% of inter-segment turnover	18%	62%	1%	1%	—	2%	—	—	16%	100%

Aggregated turnover	5,244	15,993	18,851	17,382	6,662	6,455	1,522	7	11,733	83,849

Elimination—inter-segment turnover										(23,698)

Total segment turnover										60,151

Turnover per segment

2003 Restated	Sasol Mining	Sasol Synfuels	Sasol's LFB	Sasol Olefins and Surfactants	Sasol Polymers	Sasol Solvents	Sasol Gas	Sasol Synfuels Int.	Other	Total segments 2003

	(Rand in millions except for percentages)
External turnover	1,013	1,210	19,460	19,543	6,245	5,950	1,480	7	9,647	64,555
% of external turnover	2%	2%	30%	30%	10%	9%	2%	—	15%	100%
Inter-segment turnover	4,003	15,766	191	290	116	622	24	—	2,906	23,918
% of inter-segment turnover	17%	66%	1%	1%	—	3%	—	—	12%	100%

Aggregated turnover	5,016	16,976	19,651	19,833	6,361	6,572	1,504	7	12,553	88,473

Elimination—inter-segment turnover										(23,918)

Total segment turnover										64,555

2002 Restated	Sasol Mining	Sasol Synfuels	Sasol's LFB	Sasol Olefins and Surfactants	Sasol Polymers	Sasol Solvents	Sasol Gas	Sasol Synfuels Int.	Other	Total segments 2002

	(Rand in millions except for percentages)
External turnover	1,239	898	16,865	19,129	5,580	5,666	1,271	176	8,766	59,590
% of external turnover	2%	2%	28%	32%	9%	10%	2%	—	15%	100%
Inter-segment turnover	3,651	14,847	121	254	115	139	—	—	2,606	21,733
% of inter-segment turnover	17%	68%	1%	1%	—	1%	—	—	12%	100%
Aggregated turnover	4,890	15,745	16,986	19,383	5,695	5,805	1,271	176	11,372	81,323
Elimination—inter-segment turnover										(21,733)
Total segment turnover										59,590

  Turnover

        In 2004 our total segmental turnover amounted to R60,151 million, compared to R64,555 million in 2003, a decrease of R4,404 million or 7%. Our inter-segmental turnover amounted to R23,698 million in 2004 compared to R23,918 million in 2003, a decrease of R220 million or 1%. On an aggregated basis, our external and inter-segmental turnover together amounted to R83,849 million in 2004, compared to R88,473 million in 2003, a decrease of R4,624 million or 5%. The percentage contribution of each segment, to the different categories of turnover, is shown in the table above.

        In 2003 our total segmental turnover amounted to R64,555 million, compared to R59,590 million in 2002, an increase of R4,965 million or 8%. Our inter-segmental turnover amounted to R23,918 million in 2003, compared to R21,733 million in 2002, an increase of R2,185 million or 10%. On an aggregated basis, our external and inter-segmental turnover together amounted to R88,473 million in 2003, compared to R81,323 million in 2002, an increase of R7,150 million or 9%. The percentage contribution of each segment, to the different categories of turnover, is shown in the table above.

Operating profit/(loss) per segment

	Sasol Mining	Sasol Synfuels	Sasol's LFB	Sasol Olefins and Surfactants	Sasol Polymers	Sasol Solvents	Sasol Gas	Sasol Synfuels Int.		Other		Total segments

	(Rand in millions except for percentages)
Operating profit/(loss) 2004	1,194	5,512	1,429	(67)	1,030	117	387	(138)		(150)		9,314
% of total segment	13%	59%	15%	(1% )	11%	1%	4%	(1%	)	(1%	)	100%
Operating profit/(loss) 2003 (restated)	1,273	7,423	1,403	(5)	884	436	535	(180)		142		11,911
% of total segment	11%	62%	12%	—	7%	4%	4%	(2%	)	2%		100%
Operating profit/(loss) 2002 (restated)	1,327	7,467	2,069	1,201	912	786	432	(76)		665		14,783
% of total segment	9%	51%	14%	8%	6%	5%	3%	(1%	)	5%		100%

  Operating profit

        In 2004, total segmental operating profit amounted to R9,314 million, compared to R11,911 million in 2003, a decrease of R2,597 million or 22%. The percentage contribution of each segment to operating profit is shown in the table above.

        In 2003, total segmental operating profit amounted to R11,911 million, compared to R14,783 million in 2002, a decrease of R2,872 million or 19%. The percentage contribution of each segment to operating profit is shown in the table above.

  Segment discussion

  Sasol Mining

  Our results of operations for 2004 compared to 2003

Category	2004	2003	Change	Change

	(Rand in millions)			(%)
Turnover
External	1,083	1,013	70	7
Inter-segment	4,161	4,003	158	4

Aggregated turnover	5,244	5,016	228	5
Operating costs and expenses(1)	4,050	3,743	(307)	(8)

Operating profit	1,194	1,273	(79)	(6)

(1)
Operating costs and expenses net of other income.

        Turnover.    External turnover amounted to R1,083 million in 2004 (21% of aggregated Sasol Mining turnover), compared to R1,013 million in 2003 (20% of aggregated Sasol Mining turnover), an increase of R70 million or 7%. Inter-segment turnover amounted to R4,161 million in 2004 (79% of aggregated Sasol Mining turnover), compared to R4,003 million in 2003 (80% of aggregated Sasol Mining turnover), an increase of R158 million or 4%. On an aggregated basis, Sasol Mining's external and inter-segment turnover together amounted to R5,244 million in 2004, compared to R5,016 million in 2003, an increase of R228 million or 5%.

        The increase in external turnover in 2004 of R70 million or 7% was mainly attributable to higher coal sales volumes of R65 million. The average increase in the US dollars coal price in turn increased turnover by R200 million, which was negated by the effect of the appreciation of the Rand of R237 million; changes in volumes resulted in increased turnover of R42 million.

        The increase in inter-segment turnover in 2004 of R158 million or 4%, was mainly attributable to higher sales volumes of R93 million. An effort to improve the quality of coal sold, resulted in an increase in turnover of R47 million. The price of coal sold also increased turnover by R18 million. Inter-segment sales volumes of 47.0 Mt in 2004, were 1.2 Mt or 3% higher than in 2003.

        Sasol Mining aggregated turnover of R5,244 million in 2004 represents 6% (2003—6%) of our total segmental aggregated turnover of R83,849 million (2003—R88,473 million).

        Operating costs and expenses.    Operating costs and expenses of Sasol Mining amounted to R4,050 million in 2004, compared to R3,743 million in 2003, an increase of R307 million or 8%. The increase was mainly attributable to higher sales volumes and cost inflation, although mining costs per ton have still decreased over the last few years.

        The renewal project which was initiated in 1998 has continued to contain operating costs. Since the initiation of the renewal project, per capita productivity has increased by a cumulative 41% (including a 6% year-to-year increase in 2004). Over the same period, cash mining costs per ton decreased by a cumulative 19% in real terms. Cash mining costs are defined as total mining production costs less non-cash costs, mainly depreciation and movements in rehabilitation provisions. See "Item 4.B Business Overview—Sasol Mining."

        Operating profit.    Operating profit of Sasol Mining amounted to R1,194 million in 2004, compared to R1,273 million in 2003, a decrease of R79 million or 6%. The operating margin decreased from 25% in 2003, to 23% in 2004.

        Sasol Mining operating profit represents 13% of our total segmental operating profit in 2004, compared to 11% in 2003.

  Our results of operations for 2003 compared to 2002

Category	2003	2002	Change	Change

	(Rand in millions)			(%)
Turnover
External	1,013	1,239	(226)	(18)
Inter-segment	4,003	3,651	352	10

Aggregated turnover	5,016	4,890	126	3
Operating costs and expenses(1)	3,743	3,563	(180)	5

Operating profit	1,273	1,327	(54)	(4)

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

        Sasol Mining aggregated turnover of R5,016 million in 2003 represents 6% (2002—6%) of our total segmental aggregated turnover of R88,473 million (2002—R81,323 million).

        Operating costs and expenses.    Operating costs and expenses of Sasol Mining amounted to R3,743 million in 2003, compared to R3,563 million in 2002, an increase of R180 million or 5%. The increase was mainly a result of cost inflation of R108 million.

        The renewal project which was initiated in 1998 has continued to contain operating costs. Since the initiation of the renewal project, per capita productivity has increased by a cumulative 33% (including a 3% increase in 2003). During the same period, cash mining costs per ton decreased by a cumulative 20%, (including a 4% decrease for 2003). Cash mining costs are defined as total mining production costs less non-cash costs, mainly depreciation and movements in rehabilitation provisions. See "Item 4.B Business Overview—Sasol Mining."

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

        Sasol Mining operating profit represents 11% of our total segmental operating profit in 2003, compared to 9% in 2002.

  Sasol Synfuels

  Our results of operations for 2004 compared to 2003

Category	2004	2003	Change	Change

	(Rand in millions)%
Turnover
External	1,329	1,210	119	10
Inter-segment	14,664	15,766	(1,102)	(7)

Aggregated turnover	15,993	16,976	(983)	(6)
Operating costs and expenses(1)	10,481	9,553	(928)	10

Operating profit	5,512	7,423	(1,911)	(26)

(1)
Operating costs and expenses net of other income.

        During the year ended 30 June 2004, we revised the reporting structure of the Group as a result of the operational changes in the business including the introduction of natural gas, the advancement of the gas-to-liquids projects and the restructuring of the LFB. The new reporting format is the basis in which we present our financial results by reporting segment. Prior year segmental information has been restated to conform with this presentation.

        The formation of LFB included a restructuring of the Group's activities as well as the acquisition of the remaining interest in Naledi Petroleum Holdings (Pty) Limited. In addition, Sasol Synfuels transferred its fuel blending plant and related storage facilities to LFB with the result that all fuel sales are now made by LFB. In addition, Sasol CarboTar, which is involved in the production and marketing of carbon and tar products, was transferred to the Sasol Synfuels reporting segment from the Sasol Oil and Gas segment as it no longer forms part of LFB.

        Turnover.    External turnover amounted to R1,329 million in 2004 (8% of aggregated Sasol Synfuels turnover), compared to R1,210 million in 2003 (7% of aggregated Sasol Synfuels turnover), an increase of R119 million or 10%, mainly due to higher volumes of ammonia, sulfur and krypton xenon sales. Inter-segment turnover amounted to R14,664 million in 2004 (92% of aggregated Sasol Synfuels turnover), compared to R15,766 million in 2003 (93% of aggregated Sasol Synfuels turnover), a decrease of R1,102 million or 7%.

        The decrease in Sasol Synfuels aggregated turnover of R983 million was mainly due to the appreciation of the Rand against the US dollar resulting in a negative effect of R4,692 million and other price variances of R88 million. This decrease was partially offset by a higher crude oil price of R2,913 million as well as higher sales volumes of R884 million. During 2004 the Rand/Dollar exchange rate averaged R6.88/US$ representing a strengthening of 24% against the average of R9.03/US$ during 2003. The derived crude oil price averaged US$ 28.85 a barrel, representing a 22% increase from an average US$ 23.67 a barrel in 2003.

        Operating costs and expenses.    Operating costs and expenses of Sasol Synfuels amounted to R10,481 million in 2004, compared to R9,553 million in 2003, an increase of R928 million or 10%. The increase is attributable to both higher production volumes, as well as sales volumes and the effect of unrealized profit on intersegment sales of R338 million as well as a loss on a hedging instrument of R54 million. Production volumes for 2004 increased to 7.7 Mt, an increase of 4% over 2003 production of 7.4 Mt. Sales volumes for 2004 increased to 7.9 Mt, an increase of 4% over 2003 sales of 7.6 Mt. Cash cost, defined as total production costs less non-cash costs, mainly depreciation and movements in asset retirement provisions, per ton produced decreased in 2004 with 2.4% compared to 2003. The average per capita production rose by 9.1% to 1,357 tons per employee for 2004 compared to 1,244 tons for 2003.

        Operating profit.    Operating profit of Sasol Synfuels amounted to R5,512 million in 2004, compared to R7,423 million in 2003, a decrease of R1,911 million or 26%. The main reason for this decrease was a much stronger Rand/Dollar exchange rate during 2004 partly reduced by higher crude oil prices as will as higher sales volumes. The operating profit margin also decreased from 44% in 2003 to 34% in 2004 as a result of the above reasons.

        Sasol Synfuels operating profit represents 59% of our total segmental operating profits for 2004, compared to 62% in 2003.

  Our results of operations for 2003 compared to 2002

Category	2003	2002 Restated	Change	Change

	(Rand in millions)%
Turnover
External	1,210	898	312	35
Inter-segment	15,766	14,847	919	6

Aggregated turnover	16,976	15,745	1,231	8
Operating costs and expenses(1)	9,553	8,278	(1,275)	15

Operating profit	7,423	7,467	(44)	(1)

(1)
Operating costs and expenses net of other income.

        Turnover.    External turnover amounted to R1,210 million in 2003 (7% of aggregated Sasol Synfuels turnover), compared to R898 million in 2002 (6% of aggregated Sasol Synfuels turnover), an increase of R312 million or 35%. Inter-segment turnover amounted to R15,766 million in 2003 (93% of aggregated Sasol Synfuels turnover), compared to R14,847 million in 2002 (94% of aggregated Sasol Synfuels turnover), an increase of R919 million or 6%. On an aggregated basis, our external and inter-segment turnover together amounted to R16,976 million in 2003, compared to R15,745 million in 2002, an increase of R1,231million or 8%.

        The increase in Sasol Synfuels aggregated turnover of R1,231 million was mainly due to a increase in crude oil prices (which affects the derived oil price on which Sasol Synfuels fuel product prices are based) of R2,275 million, and price increases in various non-oil related products of R173 million. This increase was largely offset by the Rand appreciating against the US dollar resulting in a negative effect of R1,190 million as well as a decrease in volumes of R27 million. During 2003, the derived crude oil price averaged US$ 23.67 a barrel, representing a 14% increase from an average US$20.83 a barrel in 2002.

        The increase in external turnover in 2003 of R312 million or 35% is mainly attributable to the positive effect of the increase in crude oil prices of R1,297 million and other smaller price variances of R72 million, partly offset by the appreciation of the Rand against the US dollar, resulting in a negative effect of R4,692 million and other price variances of R93 million.

        The increase in inter-segment turnover for 2003 of R919 million or 6% is mainly attributable to the increase in the crude oil prices of R978 million, increased sales volumes of R67 million and other smaller price variances of R102 million, partly offset by the appreciation of the Rand against the US dollar resulting in a negative currency effect of R228 million. Inter-segment turnover is priced at the fuel alternative value of Sasol Synfuels, and is recognized when the risks and rewards of ownership are transferred to the receiving segment.

        Sasol Synfuels aggregated turnover of R16,976 million in 2003 represents 19% (2002—19%) of our total segmental aggregated turnover of R88,473 million (2002—R81,323 million).

        Operating costs and expenses.    Operating costs and expenses of Sasol Synfuels amounted to R9,553 million in 2003, compared to R8,278 million in 2002, an increase of R1,275 million or 16%. The increase of 16% is attributable to the increase in cash cost per ton, due mainly to a longer than normal shutdown during January 2003. Cash cost per ton was restricted to 9.8%, which is slightly above the PPI of 9.5% for the year. Average per-capita production decreased by 4.8% from 1,344 t. to 1,280 t, mainly as a result of lower production volumes.

        Operating profit.    Operating profit of Sasol Synfuels amounted to R7,423 million in 2003, compared to R7,467 million, a decrease of R44 million or 1% arising from increases in turnover offset by cost increases. The operating margin was approximately 44% in 2003 compared to 48% in 2002.

        Sasol Synfuels operating profit represents 62% of our total segmental operating profits for 2003, compared to 51% in 2002.

  Sasol's Liquid Fuels Business

  Our financial results of operations for 2004 compared to 2003

Category	2004	2003 Restated	Change	Change

	(Rand in millions)%
Turnover
External	18,554	19,460	(906)	(5)
Inter-segment	297	191	106	55

Aggregated turnover	18,851	19,651	(800)	(4)
Operating costs and expenses(1)	17,422	18,248	826	(5)

Operating profit	1,429	1,403	26	2

(1)
Operating costs and expenses net of other income.

        During the year ended 30 June 2004, we revised the reporting structure of the Group as a result of the operational changes in the business including the introduction of natural gas, the advancement of the gas-to-liquids projects and the restructuring of the LFB. The new reporting format is the basis in which we present our financial results by reporting segment. Prior year segmental information has been restated to conform with this presentation.

        The formation of LFB included a restructuring of the Group's activities as well as the acquisition of the remaining interest in Naledi Petroleum Holdings (Pty) Limited. In addition, Sasol Synfuels transferred its fuel blending plant and related storage facilities to LFB with the result that all fuel sales are now made by LFB. In addition, Sasol CarboTar, which is involved in the production and marketing of carbon and tar products, was transferred to the Sasol Synfuels reporting segment from the Sasol Oil and Gas segment, as it no longer forms part of LFB.

        Turnover.    External turnover amounted to R18,554 million in 2004 (98% of aggregated Sasol's Liquid Fuels Business turnover), compared to R19,460 million in 2003 (99% of aggregated Sasol's Liquid Fuels Business turnover), a decrease of R906 million or 5%. Inter-segment turnover amounted to R297 million in 2004 (2% of aggregated Sasol's Liquid Fuels Business turnover), compared to R191 million in 2003 (1% of aggregated Sasol's Liquid Fuels Business turnover), an increase of R106 million or 55%. On an aggregated basis, Sasol's Liquid Fuels Business' external and inter-segment turnover together amounted to R18,851 million in 2004, compared to R19,651 million in 2003, a net decrease of R800 million or 4%.

        The net decrease in Sasol's Liquid Fuels Business aggregated turnover of R800 million was mainly due to the appreciation of the Rand against the US dollar (R4,344 million), offset by higher sales volumes (R1,747 million) and higher product prices (R1,754 million).

        Operating costs and expenses.    Operating costs and expenses of Sasol's Liquid Fuels Business amounted to R17,422 million in 2004, compared to R18,248 million in 2003, a decrease of R826 million or 5%. The decrease of 5% is mainly due to the strengthening of the Rand against the US dollar resulting in lower feed stock cost of R3,980 million reduced by increased costs as a result of higher production of R1,325 million and higher prices of feed stock, such as crude oil prices, of R1,498 million. Operating cost also increased as a result of the roll out of the Sasol Retail Convenience Centers and the Exel merger of R108 million, the amortization of fair value of the Exel contract of R55 million, depreciation of leases capitalized of R46 million, annual fixed cost escalations of R43 million and an increase in the provision for rehabilitation cost of R30 million.

        Operating profit.    The operating profit of Sasol's Liquid Fuels Business amounted to R1,429 million in 2004, compared to a profit of R1,403 million in 2003, an increase of R26 million or 2%.

        Sasol's Liquid Fuels Business operating profit represents 15% of our total segmental operating profit in 2004 and 12% in 2003.

  Our financial results of operations for 2003 compared to 2002

Category	2003	2002 Restated	Change	Change

	(Rand in millions)%
Turnover
External	19,460	16,865	2,595	15
Inter-segment	191	121	70	58
Aggregated turnover	19,651	16,986	2,665	16
Operating costs and expenses(1)	18,248	14,917	(3,331)	22

Operating profit	1,403	2,069	(666)	(32)

(1)
Operating costs and expenses net of other income.

        Turnover.    External turnover amounted to R19,460 million in 2003 (99% of aggregated Sasol's Liquid Fuels Business turnover), compared to R16,865 million in 2002 (99% of aggregated Sasol's Liquid Fuels Business turnover), an increase of R2,595 million or 15%. Inter-segment turnover amounted to R191 million in 2003 (1% of aggregated Sasol's Liquid Fuels Business turnover), compared to R121 million in 2002 (1% of aggregated Sasol's Liquid Fuels Business turnover), an increase of R70 million or 58%. On an aggregated basis, Sasol's Liquid Fuels Business' external and inter-segment turnover together amounted to R19,651 million in 2003, compared to R16,986 million in 2002, a net increase of R2,665 million or 16%.

        The net increase in Sasol's Liquid Fuels Business aggregated turnover of R2,665 million was mainly due to higher sales volumes of R1,575 million whereas volumes were lower in the previous year as a result of the Natref fire. We experienced higher product prices of R2,842 million, reduced by the stronger Rand against the US dollar (R1,750 million).

        Operating costs and expenses.    Operating costs and expenses of Sasol's Liquid Fuels Business amounted to R18,248 million in 2003, compared to R14,917 million in 2002, an increase of R3,331 million or 22%. The increase of 22% is mainly attributable to an increase in the throughput of the Natref refinery after the refinery expansion resulting in higher feedstock and variable cost of R1,459 million, higher prices of feedstock of R2,975 million, reduced by the impact of the stronger Rand against the US dollar of R1,103 million.

        Operating profit.    The operating profit of Sasol's Liquid Fuels Business amounted to R1,403 million in 2003, compared to a profit of R2,069 million in 2002, a decrease of R666 million or 32%. Operating margin decreased from 29% in 2002, to 15% in 2003. These decreases were mainly due to the negative impact of the appreciation of the Rand against the US dollar.

        Sasol's Liquid Fuels Business operating profit represents 12% of our total segmental operating profit in 2003 and 14% in 2002.

  Sasol Olefins and Surfactants

  Our results of operations for 2004 compared to 2003

Category	2004	2003	Change	Change

	(Rand in millions)%
Turnover
External	17,133	19,543	(2,410)	(12)
Inter-segment	249	290	(41)	(14)

Aggregated turnover	17,382	19,833	(2,451)	(12)
Operating costs and expenses(1)	17,451	19,838	2,387	(12)

Operating loss	(67)	(5)	(62)	1,240

(1)
Operating costs and expenses net of other income.

        Turnover.    External turnover amounted to R17,133 million in 2004, compared to R19,543 million in 2003, a net decrease of R2,410 million or 12%. Inter-segment turnover was R249 million in 2004 compared to R290 million in 2003, a decrease of R41 million or 14%. On an aggregated basis, Sasol Olefins and Surfactants external and inter-segment turnover amounted to R17,382 million in 2004 compared to R19,833 million in 2003, a net decrease of R2,451 or 12%.

        The net decrease in Sasol Olefins and Surfactants aggregated turnover of R2,451 million was mainly due to the appreciation of the Rand against the euro and the US dollar, resulting in a negative effect of R3,663 million. This decrease was partially offset by sales volume increases of R1,424 million, which was partially offset by R212 million due to slightly lower product prices.

        Sasol Olefins and Surfactants aggregated turnover of R17,382 million in 2004 (2003—R19,833) represents 21% (2003 - 22%) of our total segmental aggregated turnover of R83,849 million (2003—R88,473 million).

        Operating costs and expenses.    Operating costs and expenses of Sasol Olefins and Surfactants amounted to R17,451 million in 2004, compared to R19,838 million in 2003, a decrease of R2,387 million or 12%. This decrease is mainly attributable to the appreciation of the Rand against the euro and the US dollar resulting in a positive effect of R3,524 million. The cost position was further improved by the profit on sale of Sasol Servo. Negative cost variances totaled R1,184 million and were due to the effect of increased costs due to higher sales volumes of R752 million, higher chemical feedstock and crude oil related costs of R291 million, impairment of assets of R52 million, business restructuring cost of R46 million, and increased employee benefit costs.

        Operating loss.    Operating loss of Sasol Olefins and Surfactants amounted to R67 million in 2004, compared to a loss of R5 million in 2003, a increase of R62 million.

  Our results of operations for 2003 compared to 2002

Category	2003	2002	Change	Change

	(Rand in millions)%
Turnover
External	19,543	19,129	414	2
Inter-segment	290	254	36	14

Aggregated turnover	19,833	19,383	450	2
Operating costs and expenses(1)	19,838	18,182	(1,656)	9

Operating (loss)/profit	(5)	1,201	(1,206)	(100)

(1)
Operating costs and expenses net of other income.

        Turnover.    External turnover amounted to R19,543 million in 2003 (99% of aggregated turnover), compared to R19,129 million in 2002 (99% of aggregated turnover), an increase of R414 million or 2%. Inter-segment turnover amounted to R290 million in 2003 (1% of aggregated turnover), compared to R254 million in 2002 (1% of aggregated turnover), an increase of R36 million or 14%. On an aggregated basis, external and inter-segment turnover together amounted to R19,833 million in 2003, compared to R19,383 million in 2002, a net increase of R450 million or 2%.

        The net increase in aggregated turnover of R450 million was mainly due to sales volume increases of R1,282 million and higher prices for crude oil related prices of R178 million due to higher crude oil prices. This increase was partially offset by the negative impact of lower chemical prices of R511 million and the appreciation of the Rand against the US dollar, resulting in a negative effect of R486 million.

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

        Sasol Olefins and Surfactants aggregated turnover of R19,833 million in 2003 represents 26% (2002—27%) of our total segmental aggregated turnover of R77,274 million (2002—R70,686 million).

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

        Operating (loss)/profit).    Operating loss of Sasol Olefins and Surfactants amounted to R5 million in 2003, compared to a profit of R1,201 million in 2002, a decrease of R1,206 million or 100%. The decrease in profits is mainly attributable to a net reduction in sales prices of R333 million, an increase in chemical feedstock and crude oil related costs of R749 million increased depreciation of R130 million and the negative effect of the appreciation of the Rand and the euro against the US dollar of R278 million. This effect was partially reduced by the result of cost saving programs, and increased sales volumes of approximately R284 million.

        Sasol Olefins and Surfactants operating loss represents nil% of our total segmental operating profits for 2003, compared to 8% in 2002.

  Sasol Polymers

  Our results of operations for 2004 compared to 2003

Category	2004	2003	Change	Change

	(Rand in millions)%
Turnover
External	6,576	6,245	331	5
Inter-segment	86	116	(30)	(26)

Aggregated turnover	6,662	6,361	301	5
Operating costs and expenses(1)	5,632	5,477	(155)	3

Operating profit	1,030	884	146	17

(1)
Operating costs and expenses net of other income.

        Turnover.    External turnover amounted to R6,576 million in 2004 (99% of aggregated Sasol Polymers turnover), compared to R6,245 million in 2003 (98% of aggregated Sasol Polymers turnover), an increase of R331 million or 5%. Inter-segment turnover amounted to R86 million in 2004 (1% of aggregated Sasol Polymers turnover), compared to R116 million in 2003 (2% of aggregated Sasol Polymers turnover), a decrease of R30 million or 26%, attributable to decreased propylene sales volumes. On an aggregated basis, Sasol Polymers' external and inter-segment turnover together amounted to R6,662 million in 2004, compared to R6,361 million in 2003, an increase of R301 million or 5%.

        The increase in Sasol Polymers aggregated turnover of R301 million, was mainly due to product dollar price increases of R1,126 million and increased sales volumes of R878 million partially offset by the appreciation of the Rand against the US dollar resulting in a negative effect of R1,703 million. Sales volumes from local operations increased by 10% and in addition the polyethylene plant in Malaysia which operated for a full twelve month period increased sales volumes by 141% compared to 2003.

        Sasol Polymers aggregated turnover of R6,662 million in 2004 (2003-R6,361) represents 8% (2003—7%) of our total segmental aggregated turnover of R83,849 million (2003—R88,473 million).

        Operating costs and expenses.    Operating costs and expenses of Sasol Polymers amounted to R5,632 million in 2004, compared to R5,477 million in 2003, an increase of R155 million or 3%. This increase is due to higher cost associated with the polyethylene plant in Malaysia of R254 million which has been operating for a full twelve month period in 2004, higher input cost as a result of higher oil prices of R300 million, higher cost due to inflation of R75 million and higher input cost of R155 million resulting from increased volumes. The appreciation of the Rand against the US dollar resulted in a positive effect of R537 million to partially offset these increases. In addition management initiated a cost reduction exercise which reduced cost by R92 million compared to the previous year.

        Operating profit.    Operating profit of Sasol Polymers amounted to R1,030 million in 2004, compared to R884 million in 2003, an increase of R146 million or 17%. The operating margin for 2004 is 15% compared to 14% for 2003.

        Sasol Polymers operating profit represents 11% of our total segmental operating profits for 2004, compared to 7% in 2003.

  Our results of operations for 2003 compared to 2002

Category	2003	2002	Change	Change

	(Rand in millions)%
Turnover
External	6,245	5,580	665	12
Inter-segment	116	115	1	1

Aggregated turnover	6,361	5,695	666	12
Operating costs and expenses(1)	5,477	4,783	(694)	15

Operating profit	884	912	(28)	(3)

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

        Sasol Polymers aggregated turnover of R6,361 million in 2003 represents 7% (2002—7%) of our total segmental aggregated turnover of R88,473 million (2002—R81,323 million).

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

        Sasol Polymers operating profit represents 7% of our total segmental operating profits for 2003, compared to 6% in 2002.

  Sasol Solvents

  Our results of operations for 2004 compared to 2003

Category	2004	2003	Change	Change

	(Rand in millions)%
Turnover
External	5,956	5,950	6	—
Inter-segment	499	622	(123)	(20)

Aggregated turnover	6,455	6,572	(117)	(2)
Operating costs and expenses(1)	6,338	6,136	(202)	3

Operating profit	117	436	(319)	(73)

(1)
Operating costs and expenses net of other income.

        Turnover.    Sasol Solvents external turnover amounted to R5,956 million in 2004 (92% of aggregated Sasol Solvents turnover), compared to R5,950 million in 2003 (91% of aggregated Sasol Solvents turnover), an increase of R6 million. Inter-segment turnover amounted to R499 million in 2004 (8% of aggregated Sasol Solvents turnover), compared to R622 million in 2003 (9% of aggregated Sasol Solvents turnover), a decrease of R123 million or 20%. On an aggregated basis, Sasol Solvents' external and inter-segment turnover together amounted to R6,455 million in 2004, compared to R6,572 million in 2003, a decrease of R117 million or 2%.

        The slight decrease in external turnover in 2004 of R6 million was mainly attributable to a decrease in prices of R363 million and the appreciation of the Rand against the US dollar resulting in a negative effect of R1,241 million, partly offset by an increase in sales volumes of R1,598 million.

        The decrease in inter-segment turnover for 2004 of R123 million or 20% was mainly attributable to a decrease in sales volumes of R119 million and the appreciation of the Rand against the US dollar resulting in a negative effect of R86 million, partly offset by price increases of R90 million.

        Sasol Solvents aggregated turnover of R6,455 million in 2004 represents 8% (2003—7%) of our total segmental aggregated turnover of R83,849 million (2003—R88,473 million).

        Operating costs and expenses.    Operating costs and expenses of Sasol Solvents amounted to R6,338 million in 2004, compared to R6,136 million in 2003, an increase of R202 million or 3%. This net increase of 3% is mainly attributable to variable costs increases of R367 million as a result of higher prices (R137 million), higher volumes (R777 million) and an increase in the cost of feedstock due to higher crude oil prices of R212 million which was partly negated through the appreciation of the Rand against the US dollar (R741 million), offset by savings in fixed costs of R147 million due to the appreciation of the Rand against the US dollar resulting in a positive effect of R121 million, as well as various other savings amounting to R26 million. Depreciation on the n-Butanol plant for a full year after commissioning was higher by R55 million while losses incurred on translation of foreign exchange transactions was R49 million lower than the previous year. Other income was higher (R24 million).

        Operating profit    Operating profit of Sasol Solvents amounted to R117 million in 2004, compared to R436 million in 2003, a decrease of R319 million or 73%. The operating margin for 2004 was 2% compared to 7% for 2003. The reduction was primarily as a result of the lower turnover, higher depreciation (n-Butanol plant) and feedstock cost, partly negated by movements in fixed and variable cost.

        Sasol Solvents operating profit represents 1% of our Group operating profits for 2004, compared to 4% in 2003.

  Our results of operations for 2003 compared to 2002

Category	2003	2002	Change	Change

	(Rand in millions)%
Turnover
External	5,950	5,666	284	5
Inter-segment	622	139	483	347

Aggregated turnover	6,572	5,805	767	13
Operating costs and expenses(1)	6,136	5,019	(1,117)	22

Operating profit	436	786	(350)	(45)

(1)
Operating costs and expenses net of other income.

        Turnover.    External turnover amounted to R5,950 million in 2003 (91% of aggregated Sasol Solvents turnover), compared to R5,666 million in 2002 (98% of aggregated Sasol Solvents turnover), an increase of R284 million or 5%. Inter-segment turnover amounted to R622 million in 2003 (9% of aggregated Sasol Solvents turnover), compared to R139 million in 2002 (2% of aggregated Sasol Solvents turnover), an increase of R483 million or 347%. On an aggregated basis, Sasol Solvents' external and inter- segment turnover together amounted to R6,572 million in 2003, compared to R5,805 million in 2002, an increase of R767 million or 13%.

        The net increase in Sasol Solvents aggregated turnover of R767 million was mainly due to price increases of R1,081 million and volume increases of R76 million. This increase was partially offset by the appreciation of the Rand against the US dollar resulting in a negative effect of R390 million.

        The net increase in external turnover in 2003 of R284 million or 5% was mainly attributable to an increase in prices of R1,066 million partly offset by a decrease in sales volumes of R409 million and the appreciation of the Rand against the US dollar resulting in a negative effect of R373 million. The increase in inter-segment turnover for 2003 of R483 million or 347% was mainly attributable to increases in sales volumes of R459 million and price increases of R24 million.

        Sasol Solvents aggregated turnover of R6,572 million in 2003 represents 9% (2002—8%) of our total segmental aggregated turnover of R77,274 million (2002—R70,686 million).

        Operating costs and expenses    Operating costs and expenses of Sasol Solvents amounted to R6,136 million in 2003, compared to R5,019 million in 2002, an increase of R1,117 million or 22%. This increase of 22% is mainly attributable to increased costs due to higher volumes of R85 million, the commissioning of the n-Butanol plant of R315 million, an increase in the cost of feedstock due to higher crude oil prices of R350 million and translation losses of R367 million.

        Operating profit.    Operating profit of Sasol Solvents amounted to R436 million in 2003, compared to R786 million in 2002, a decrease of R350 million or 45%. The operating margin for 2003 was 7% compared to 14% for 2002.

        Sasol Solvents operating profit represents 4% of our Group operating profits for 2003, compared to 5% in 2002.

  Sasol Gas

  Our results of operations for 2004 compared to 2003

Category	2004	2003 Restated	Change	Change

	(Rand in millions)%
Turnover
External	1,389	1,480	(91)	(6)
Inter-segment	133	24	109	454
Aggregated turnover	1,522	1,504	18	1
Operating costs and expenses(1)	1,135	969	(166)	17
Operating profit	387	535	(148)	(28)

(1)
Operating costs and expenses net of other income.

        Turnover.    External turnover amounted to R1,389 million in 2004 (91% of aggregated Sasol Gas turnover), compared to R1,480 million in 2003 (98% of aggregated Sasol Gas turnover), a decrease of R91 million or 6%. Inter-segment turnover amounted to R133 million in 2004 (9% of aggregated Sasol Gas turnover), compared to R24 million in 2003 (2% of aggregated Sasol Gas turnover), an increase of R109 million or 454%. On an aggregated basis, Sasol Gas' external and inter-segment turnover together amounted to R1,522 million in 2004, compared to R1,504 million in 2003, a net increase of R18 million or 1%.

        The net increase in Sasol Gas aggregated turnover of R18 million was mainly due to increased sales volumes as a result of the introduction of natural gas from Mozambique for the period March to June 2004.

        The decrease in external turnover in 2004 of R91 million or 6% is mainly attributable to lower sales prices being achieved as result of the low PPI and strong Rand/Dollar exchange rate partly offset with energy optimization strategies followed by some of our major customers resulting in increased volumes.

        The increase in inter-segment turnover for 2004 of R109 million or 454% is mainly attributable to the sale of natural gas for the period March to June 2004.

        Operating costs and expenses.    Operating costs and expenses of Sasol Gas amounted to R1,135 million in 2004, compared to R969 million in 2003, an increase of R166 million or 17%. This increase of 17% is mainly attributable to savings on the cost of gas of R76 million offset by increases in fixed costs of R23 million as a result of increased activity, reduced other income of R84 million as a result of the once off profit of R84 million in the prior year and increases in sundry other costs of R8 million, higher depreciation (R47 million) and the customer plant conversion costs incurred by ourselves (R80 million), all associated with the introduction of natural gas.

        Operating profit.    Operating profit of Sasol Gas amounted to R387 million in 2004, compared to R535 million in 2003, a decrease of R148 million or 28%. The decrease of R148 million is mainly a result of once off transactions of a profit on sale of business rights in 2003 of R84 million and the conversion costs absorbed by Sasol Gas of R80 million in 2004 offset by other small amounts attributable to increased sales volumes.

        Sasol Gas operating profit represents 4% of our total segmental operating profits for 2004, compared to 4% in 2003.

  Our results of operations for 2003 compared to 2002

Category	2003	2002 Restated	Change	Change

	(Rand in millions)%
Turnover
External	1,480	1,271	209	16
Inter-segment	24	—	24	—
Aggregated turnover	1,504	1,271	233	18
Operating costs and expenses(1)	969	839	(130)	15
Operating profit	535	432	103	24

(1)
Operating costs and expenses net of other income.

        Turnover.    External turnover amounted to R1,480 million in 2003 (98% of aggregated Sasol Gas turnover), compared to R1,271 million in 2002 (100% of aggregated Sasol Gas turnover), an increase of R209 million or 16%. Inter-segment turnover amounted to R24 million in 2003 (2% of aggregated Sasol Gas turnover), compared to R-nil million in 2002, an increase of R24 million or 100%. On an aggregated basis, Sasol Gas' external and inter-segment turnover together amounted to R1,504 million in 2003, compared to R1,271 million in 2002, a net increase of R233 million or 18%.

        The net increase in Sasol Gas aggregated turnover of R233 million was mainly due to a combination of higher volume sales and increase in sales prices due to the weak Rand.

        The increase in external turnover in 2003 of R209 million or 16% is mainly attributable to combination of higher volume sales and increase in sales prices due to the weak Rand.

        Operating costs and expenses.    Operating costs and expenses of Sasol Gas amounted to R969 million in 2003, compared to R839 million in 2002, an increase of R130 million or 15%. This increase of 15% is mainly attributable to increased activity levels in preparation for the introduction of natural gas resulting mainly in higher labor and consulting costs.

        Operating profit.    Operating profit of Sasol Gas amounted to R535 million in 2003, compared to a profit of R432 million in 2002, a increase of R103 million or 24%. The increase in profits is mainly attributable to the once off profit on the sale of business rights (R84 million) to the newly established Black Empowerment company, Spring Lights Gas and an increase in sales activity and prices.

        Sasol Gas operating profit represents 4% of our total segmental operating profits for 2003, compared to 3% in 2002.

  Sasol Synfuels International

  Our results of operations for 2004 compared to 2003

Category	2004	2003 Restated	Change	Change

	(Rand in millions)%
Turnover
External	7	7	—	—
Inter-segment	—	—	—	—
Aggregated turnover	7	7	—	—
Operating costs and expenses(1)	(145)	(187)	42	(22)
Operating loss	(138)	(180)	42	(22)

(1)
Operating costs and expenses net of other income.

        Turnover.    External turnover amounted to R7 million in 2004 (100% of aggregated Sasol Synfuels International turnover), compared to R7 million in 2003 (100% of aggregated Sasol Synfuels International turnover). Turnover is derived from external portion of recoveries from joint ventures.

        Operating costs and expenses.    Operating costs and expenses of Sasol Synfuels International amounted to R145 million in 2004, compared to R187 million in 2003, a decrease of R42 million or 22%. This decrease of 22% is mainly attributable to gains from the effect of the strengthening of the Rand against the US dollar (R34 million), saving on once off legal cost in 2003 (R20 million), offset by higher cost on feasibility studies (R12 million).

        Operating loss.    Operating loss of Sasol Synfuels International amounted to R138 million in 2004, compared to a loss of R180 million in 2003, a decrease of R42 million or 23%. The decrease in loss is attributable to the decrease in operating cost and expenses as discussed above.

  Our results of operations for 2003 compared to 2002

Category	2003	2002 Restated	Change	Change

	(Rand in millions)%
Turnover
External	7	176	(169)	(2,414)
Inter-segment	—	—	—	—
Aggregated turnover	7	176	(169)	(2,414)
Operating costs and expenses(1)	(187)	(252)	(65)	(26)
Operating loss	(180)	(76)	(104)	137

(1)
Operating costs and expenses net of other income.

        Turnover.    External turnover amounted to R7 million in 2003 (100% of aggregated Sasol Synfuels International turnover), compared to R176 million in 2002 a decrease of R169 million. Turnover is derived from external portion of recoveries from joint ventures.

        Operating costs and expenses.    Operating costs and expenses of Sasol Synfuels International amounted to R187 million in 2003, compared to R252 million in 2002, a decrease of R65 million or 26%. This increase of 26% is mainly attributable to the effect of the strengthening of the Rand against the US dollar on translation of foreign long term debt of R33 million, once off legal costs of R20 million, the cost of establishing the Sasol Synfuels International and the Sasol Chevron head offices of R64 million, the effect of inflation of R8 million partly negated by the favorable exchange rate on conversion of foreign entities of R14 million.

        Operating loss.    Operating loss of Sasol Synfuels International amounted to R180 million in 2003, compared to a loss of R76 million in 2002, a increase of R104 million or 137%. The increase in operating loss is mainly attributable to the increase in operating cost and expenditure as discussed above.

  Other Businesses

  Our results of operations for 2004 compared to 2003

Category	2004	2003	Change	Change

	(Rand in millions)%
Turnover
External	8,124	9,647	(1,523)	(16)
Inter-segment	3,609	2,906	703	24

Aggregated turnover	11,733	12,553	(820)	(7)
Operating costs and expenses(1)	11,883	12,411	(528)	(4)

Operating (loss)/profit	(150)	142	(292)	(206)

(1)
Operating costs and expenses net of other income.

        Other segment businesses consists of Sasol Financing, Sasol Technology, Sasol Petroleum International, Sasol Wax, Sasol Nitro and various other businesses including Merisol, Sasol Infrachem and other smaller chemical businesses. In 2004 the operating loss for these businesses amounted to R150 million, compared to and operating profit R142 million in 2003.

        Sasol Financing provides financing and treasury services to our Group and also acts as our in-house bank. Its operating loss amounted to R153 million in 2004, compared to a loss of R286 million in 2003, a decrease of R133 million. This decrease is mainly attributable to effects resulting from the appreciation of the Rand against the US dollar at a lower rate than in 2003.

        Sasol Petroleum International (SPI) develops and manages our Group's international interests in oil and gas exploration and production. Aggregated turnover of SPI increased to R312 million in 2004 from R201 million in 2003. Operating loss amounted to R118 million in 2004, compared to R181 million in 2003, a decrease of R63 million or 35%. The net decrease in the operating loss of R63 million is due to increased oil income generated from the Etame field of R50 million, reduced translation losses of R141 million offset by increased exploration cost in Mozambique of R151 million and sundry other amounts of R23 million.

        Sasol Wax produces and markets wax and wax related products to commodity and specialty wax markets globally. It manufactures crude oil derived paraffin waxes as well as synthetic waxes produced on the basis of our Fischer-Tropsch technology. Aggregated turnover of Sasol Wax decreased to R4,042 million in 2004 from R4,773 million in 2003, a decrease of R731 million or 15%. Operating profit increased to R254 million in 2004 from R149 million in 2003, an increase of R105 million or 70%. The net increase in operating profit of R105 million is mainly due to higher sales volumes of R681 million, reduced input prices of R235 million and foreign exchange rate gains of R23 million offset by product price decreases of R811 million and other cost increases of R23 million.

        Sasol Nitro manufactures and markets ammonia and its derivatives for use in the fertilizer and explosives markets. Aggregated turnover of Sasol Nitro decreased to R3,226 million in 2004 from R3,927 million in 2003, a decrease of R701 million or 18%. An operating loss of R152 million was incurred in 2004 compared to an operating profit of R253 million in 2003, a decrease of R405 million or 160%. This net decrease is mainly due to the effect of the appreciation of the Rand on turnover offset by savings on cost as well as lower sales volumes. Operating expenses this year includes R339 million in respect of impairment of assets and exit costs attributed to the phosphoric asset business and the under performing non-South African operations.

        Aggregated turnover for the various other businesses including Sasol Technology, Merisol, Infrachem and certain smaller chemical businesses amounted to R4,150 million in 2004, compared to R3,657 million in 2003. Operating profit amounted to R19 million in 2004, compared to a profit of R207 million in 2003, a decrease of R188 million.

  Our results of operations for 2003 compared to 2002

Category	2003	2002 Restated	Change	Change

	(Rand in millions)%
Turnover
External	9,647	8,766	881	10
Inter-segment	2,906	2,606	300	12

Aggregated turnover	12,553	11,372	1,181	10
Operating costs and expenses(1)	12,411	10,707	(1,704)	16

Operating profit	142	665	(523)	(79)

(1)
Operating costs and expenses net of other income.

        Other segment businesses consists of Sasol Financing, Sasol Technology, Sasol Petroleum International, Sasol Wax, Sasol Nitro and various other businesses including Merisol, Sasol Infrachem and other smaller chemical businesses. In 2003 the operating profit for these businesses amounted to R142 million, compared to an operating profit R665 million in 2002.

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

        Sasol Wax produces and markets wax and wax related products to commodity and specialty wax markets globally. It manufactures crude oil derived paraffin waxes as well as synthetic waxes produced on the basis of our Fischer-Tropsch technology. Aggregated turnover of Sasol Wax increased to R4,773 million in 2003 from R3,893 million in 2002, an increase of R880 million or 23%. Operating profit decreased to R149 million in 2003 from R175 million in 2002, a decrease of R26 million or 15%. The net decrease in operating profit of R26 million is mainly due to the effect of consolidating the operations for a full financial year in which product price increases were limited whilst costs were impacted as a result of higher inflation.

        Sasol Nitro manufactures and markets ammonia and its derivatives for use in the fertilizer and explosives markets. Aggregated turnover of Sasol Nitro decreased to R3,927 million in 2003 from R4,122 million in 2002, a decrease of R195 million or 5%. Operating profit decreased to R253 million in 2003 from R442 million in 2002, a decrease of R189 million or 43%. The net decrease in operating profit of R189 million was primarily due to the appreciation of the Rand. This net decrease is mainly due to the effect of the appreciation of the Rand on turnover offset by savings on cost as well as lower sales volumes.

        Aggregated turnover for the various other businesses including Sasol Technology, Merisol, Infrachem and certain smaller chemical businesses amounted to R3,657 million in 2003, compared to R3,356 million in 2002. Operating profit amounted to R207 million in 2003, compared to a profit of R179 million in 2002, an increase of R28 million.

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

        The results of our reporting segments were as follows:

	30 June 2004		30 June 2003		30 June 2002
	Turnover (external)	Operating profit/(loss)	Turnover (external) Restated	Operating profit/(loss) Restated	Turnover (external) Restated	Operating profit/(loss) Restated

	(Rand in millions)
Sasol Mining	1,083	1,194	1,013	1,273	1,239	1,327
Sasol Synfuels	1,329	5,512	1,210	7,423	898	7,467
Sasol's Liquid Fuels Business	18,554	1,429	19,460	1,403	16,865	2,069
Sasol Olefins and Surfactants	17,133	(67)	19,543	(5)	19,129	1,201
Sasol Polymers	6,576	1,030	6,245	884	5,580	912
Sasol Solvents	5,956	117	5,950	436	5,666	786
Sasol Synfuels Int.	7	(138)	7	(180)	176	(76)
Sasol Gas	1,389	387	1,480	535	1,271	432
Other Group companies	8,124	(150)	9,647	142	8,766	665
Results per IFRS consolidated income statements	60,151	9,314	64,555	11,911	59,590	14,783
Reconciliation of IFRS results to US GAAP results:
Adjustments:
Post-retirement healthcare	—	(126)	—	(280)	—	(145)
Research and development expensed	—	—	—	(74)	—	(21)
Derivative instruments	—	(12)	—	(251)	—	(190)
Foreign currency translation (losses)/gains	—	(253)	—	(473)	—	311
Impairment	—	(34)	—	—	—	(47)
Provision for guarantee payable	—	—	—	205	—	(205)
Asset retirement obligations	—	(23)	—	(149)	—	—
Equity accounting and reversal of proportionate consolidation	(1,609)	56	(1,539)	58	(2,288)	(145)
Entities previously not consolidated	266	106	650	146	429	43
Business combinations	—	(34)	—	(20)	(2,131)	(108)
Pension asset	—	(67)	—	(6)	—	39
Gain arising from issuance of subsidiary's shares	—	(108)	—	—	—	—
Other(1)	—	(80)	103	(56)	67	(91)

Results per US GAAP consolidated income statements	58,808	8,739	63,769	11,011	55,667	14,224

(1)
Other contains non-significant adjustments related to capitalization of finance leases, depreciation methods and pensions.

        Turnover.    Total segment turnover (external) in 2004 was R60,151 million (2003—R64,555 million; 2002—R59,590 million), compared to US GAAP turnover of R58,808 million (2003—R63,769,million; 2002—R55,667 million), a difference of R1,343 million (2003—R786 million; 2002—R3,923 million). These differences comprise the following:

  •
  Decrease of R1,609 million (2003—R1,539 million; 2002—R2,288 million) due to the reversal of the proportionate consolidation method used for management reporting purposes. Under US GAAP, the equity method of accounting is applied.

  •
  Increase of R266 million (2003—R650 million; 2002—R429 million) relating to Naledi Petroleum Holdings (Pty) Limited (included in the Sasol's Liquid Fuels Business segment) which is equity accounted for management reporting purposes until 31 December 2003; consolidated as a subsidiary with effect from 1 January 2004 and consolidated as a subsidiary, for all reporting periods, under US GAAP. For the year ended 30 June 2002 for management reporting purposes, certain entities were not considered to be significant and were thus not consolidated. In terms of US GAAP, these entities were consolidated.

  •
  Decrease of R nil (2003—R nil; 2002—R2,131 million) in our Sasol Wax segment. Schümann Sasol has been consolidated for the full year ended 30 June 2003 for both management reporting purposes and under US GAAP. There are no significant differences between the financial information used for management reporting purposes and US GAAP for the year ended

    30 June 2003. For the year ended 30 June 2002 the principal difference between the results reporting for management reporting purposes and that recorded under US GAAP is that for management reporting purposes, following the acquisition of the remaining 33.3% of Schümann Sasol, it was fully consolidated from 1 January 2002 but equity accounted for under US GAAP for the year ended 30 June 2002. Prior to 1 January 2002, the Group's 66.7% investment in Schümann Sasol was proportionately consolidated. Other smaller adjustments relating to business combinations were also recognized.

        Operating profit.    Total segment operating profit in 2004 was R9,314 million (2003—R11,911 million; 2002—R14,783 million), compared to US GAAP operating profit of R8,739 million (2003—R11,011 million; 2002—R14,224 million), a difference of R575 million (2003—R900 million; 2002—R559 million). This difference is comprised of the following:

  •
  Decrease of R126 million (2003—R280 million; 2002—R145 million) due to the measurement of post-retirement healthcare obligations under US GAAP.

  •
  Decrease of R nil million (2003—R74 million; 2002—R21 million) due to the expensing of development costs under US GAAP. US GAAP requires that research and development costs be expensed as incurred. Certain development costs are capitalized for management reporting purposes.

  •
  Decrease of R12 million (2003—R251 million; 2002 —R190 million) due to the reversal of hedge accounting as some of our derivative contracts in each of our business segments did not meet the strict criteria set for achieving hedge accounting under US GAAP. All new derivative contacts entered into subsequent to 30 June 2002 met the criteria for hedge accounting under both US GAAP and for management reporting purposes.

  •
  Decrease of R253 million (2003—decrease of R473 million; 2002—increase of R311 million), as a result of foreign currency translation (losses)/gains on a foreign operation, treated as a foreign entity for management reporting purposes.

  •
  For the years ended 30 June 2004, 30 June 2003 and 30 June 2002, for management reporting purposes, R34 million of property, plant and equipment was considered to be impaired as its carrying value exceeded the discounted estimated future cash flows, whereas under US GAAP an impairment review is required to be performed on an undiscounted basis. For the year ended 30 June 2002, the Group recognized a further impairment of R47 million in respect of Sasol DHB, which is reported in our Sasol Nitro segment.

  •
  In 2002, a decrease of R205 million (2004—Rnil and 2003—an increase of R205 million) in our Sasol Nitro segment, representing a provision for a guarantee relating to our investment in Sasol DHB. In 2003, this provision of R205 million was recorded under IFRS and was fully utilized during the year.

  •
  Decrease of R23 million (2003—R149 million; 2002—Rnil) arising on the adoption of SFAS 143 for the recording of asset retirement obligations from 1 July 2002. For management reporting purposes, asset retirement obligations are discounted at a risk free discount rate, which is reassessed annually, whereas under US GAAP, a consistent credit adjusted rate is used. This adjustment primarily affects the Sasol Synfuels, Sasol Mining and Sasol Nitro segments.

  •
  Increase of R56 million (2003—increase of R58 million; 2002—decrease of R145 million) due to the reversal of the proportionate consolidation method used for management reporting purposes. This primarily affects our Sasol Polymers, Sasol Nitro and Other segments. We apply equity accounting for US GAAP purposes.

  •
  Increase of R106 million (2003—R146 million; 2002—R43 million) due to the consolidation of Naledi Petroleum Holdings (Pty) Limited under US GAAP, which is reported in our Sasol's Liquid Fuels Business segment.

  •
  Decrease of R108 million due to the profit on sale of 2.04% shares in Sasol Oil shown as non-operating profit for US GAAP and operating profit for management reporting purposes.

  •
  Decrease of R67 million (2003—decrease R6 million; 2002—increase R39 million) in our pension asset.

  •
  Decrease of R34 million (2003—R20 million; 2002—R108 million) arising from differences in the application of Business combinations.

  •
  Other decrease of R80 million (2003—R56 million; 2002—R91 million) relating to various non-significant adjustments that affect some of our segments.

Recent Accounting Pronouncements

        The following recent accounting pronouncements applicable to the Group have been issued by the Financial Accounting Standards Board (FASB)

Pronouncement	Description	Date of issuance
SFAS 149	Amendment of Statement 133 on Derivative Instruments and Hedging Activities	April 2003
EITF Topic 00-21	Revenue Arrangements with Multiple Deliverables	May 2003 Final consensus
SFAS 150	Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity	May 2003
EITF Issue 01-08	Determining Whether an Arrangement Contains a Lease	May 2003
EITF Issue 03-11	Reporting Realized Gains and Losses on Derivative Instruments That Are Subject to SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities and Not Held for Trading Purposes as Defined in EITF Issue 02-03, "Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities"	July 2003
FSP 146-1	Determining Whether a One-Time Termination Benefit Offered in Connection with an Exit or Disposal Activity is, in Substance, an Enhancement to an Ongoing Benefit Arrangement	September 2003
EITF Issue 03-01	The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments	November 2003
EITF Issue 03-10	Application of EITF Issue No. 02-16, Accounting by a Customer (including Reseller) for Certain Consideration Received from a Vendor by Resellers to Sales Incentives Offered to Consumers by Manufacturers	November 2003
SFAS 132 (R)	Employers' Disclosures about Pensions and Other Post Retirement Benefits	December 2003
FIN 46 (R)	Consolidation of Variable Interest Entities, an interpretation of ARB 51	December 2003
FSP 106-2	Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003	December 2003
FSP 141-1 and 142-1	Interaction of SFAS 141, Business Combinations, and SFAS 142, Goodwill and Other Intangible Assets, and EITF Issue 04-2, Whether Mineral Rights Are Tangible or Intangible Assets (FSP 141-1 and 142-1)	April 2004
FSP 142-2	FASB issues FSP FAS 142-2, Application of SFAS 142, Goodwill and Other Intangible Assets, to Oil and Gas-Producing Entities	September 2004

  SFAS 149—Amendment of SFAS 133 on Derivative Instruments and Hedging Activities

        In April 2003, the FASB issued SFAS 149, Amendment of SFAS 133 on Derivative instruments and Hedging Activities, to provide clarification on the meaning of an underlying, the characteristics of a derivative that contains financing components and the meaning of an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors. The statement is applied prospectively for contracts entered into or modified after 30 June 2003. The statement is applicable to existing contracts and new contracts after 30 June 2003 that relate to forward purchases or sales of when-issued securities or other securities that do not yet exist.

        The Group adopted SFAS 149 for the year ended 30 June 2004.

        The adoption of this statement did not have a material effect on the consolidated financial position and results of operations of the Group.

        EITF Topic 00-21—Revenue Arrangements with Multiple Deliverables

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

        The Group adopted EITF 00-21 prospectively for the year ended 30 June 2004.

        The adoption of this statement did not have a material effect on the consolidated financial position and results of operations of the Group.

        SFAS 150—Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity

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

        The Group adopted SFAS 150 for the year ended on 30 June 2004.

        The adoption of this statement did not have a material effect on the consolidated financial position and results of operations of the Group.

        EITF Issue 01-08—Determining Whether an Arrangement Contains a Lease

        In May 2003, the EITF reached a consensus on Issue 01-08, Determining Whether an Arrangement Contains a Lease. This Issue provides guidance for determining whether an arrangement for the right of use of property, plant and equipment contains a lease in accordance with SFAS 13, Accounting for Leases. If it is determined that a lease exists, the lease and non-lease components of a combined arrangement must be accounted for separately. EITF 01-08 is effective for all arrangements initiated, modified or acquired in the first reporting period beginning after 28 May 2003.

        The Group adopted EITF 01-08 for the year ended 30 June 2004.

        The adoption of this statement did not have a material effect on the consolidated financial position and results of operations of the Group.

        EITF Issue 03-11—Reporting Realized Gains and Losses on Derivative Instruments That Are Subject to SFAS 133, "Accounting for Derivative Instruments and Hedging Activities", and Not "Held for Trading Purposes"

        In July 2003, the EITF reached consensus on Issue 03-11, Reporting Realized Gains and Losses on Derivative Instruments That Are Subject to SFAS 133, Accounting for Derivative Instruments and Hedging Activities, and Not Held for Trading Purposes as Defined in EITF Issue 02-03, Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities. The consensus stated that determining whether realized gains and losses on physically settled derivative contracts not "held for trading purposes" should be reported in the income statement on a gross or net basis is a matter of judgment that depends on the relevant facts and circumstances. The consideration of the facts and circumstances, including economic substance, should be made in the context of the various activities of the entity rather than based solely on the terms of the individual contracts.

        The group adopted EITF Issue 03-11 for the year ended 30 June 2004.

        The adoption of this statement did not have a material effect on the consolidated financial position and results of operations of the Group.

        FSP 146-1—Determining Whether a One-Time Termination Benefit Offered in Connection with an Exit or Disposal Activity Is, in Substance, an Enhancement to an Ongoing Benefit Arrangement

        In September 2003, the FASB issued FASB Staff Position (FSP) 146-1, Determining Whether a One-Time Termination Benefit Offered in Connection with an Exit or Disposal Activity Is, in Substance, an Enhancement to an Ongoing Benefit Arrangement. This FSP provides guidance for determining whether a termination benefit offered in connection with an exit or disposal activity is considered a revision to an existing plan and therefore should be accounted for in accordance with SFAS 87 Employers' Accounting for Pensions, SFAS 88, Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits, SFAS 106, Employers' Accounting for Postretirement Benefits Other Than Pensions, and SFAS 112, Employers' Accounting for Postemployment Benefits. The guidance in FSP 146-1 is effective for exit or disposal activities initiated in interim and annual reporting periods beginning after 15 September 2003.

        The Group adopted FSP 146-1 with effect from 1 January 2004.

        The adoption of this statement did not have a material effect on the consolidated financial position and results of operations of the Group.

        EITF Issue 03-01—The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments

        In November 2003, the EITF of the FASB reached a consensus on one issue with respect to EITF Issue 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments, thereby requiring certain quantitative and qualitative disclosures for securities accounted for under SFAS 115, Accounting for Certain Investments in Debt and Equity Securities, that are impaired at the balance sheet date but for which an other-than-temporary impairment has not been recognized.

        The Group adopted EITF Issue 03-1 for the year ended 30 June 2004. The Group did not have any investment in securities accounted for under SFAS 115 that were impaired at 30 June 2004.

        The adoption of this statement did not have a material effect on the consolidated financial position and results of operations of the Group.

        EITF Issue 03-10—Application of EITF Issue 02-16, Accounting by a Customer (including Reseller) for Certain Consideration Received from a Vendor by Resellers to Sales Incentives Offered to Consumers by Manufacturers

        In November 2003, the EITF reached consensus on EITF Issue 03-10, Application of EITF Issue 02-16 Accounting by a Customer (including Reseller) for Certain Consideration Received from a Vendor by Resellers to Sales Incentives Offered to Consumers by Manufacturers. EITF Issue 03-10 requires that consideration received by a reseller from a vendor in exchange for "vendor sales incentives" tendered by consumers should not be reported as a reduction of the cost of the reseller's purchases from the vendor. For purposes of this issue, vendor sales incentives are limited to a vendor's incentive (a) that can be tendered by a consumer at resellers that accept manufacturers' incentives in partial (or full) payment of the price charged by the reseller for the vendor's product, (b) for which the reseller receives a direct reimbursement from the vendor based on the face amount of the incentive, (c) for which the terms of reimbursement to the reseller for the vendor's sales incentive offered to the consumer must not be influenced by or negotiated in conjunction with any other incentive arrangements between the vendor and the reseller but, rather, may only be determined by the terms of the incentive offered to consumers, and (d) whereby the reseller is subject to an agency relationship with the vendor, whether expressed or implied, in the sales incentive transaction between the vendor and the consumer. The EITF is effective for new arrangements including modifications to existing arrangements entered into or redeemed in fiscal periods beginning after 25 November 2003. Proforma disclosure of the impact of this consensus on period periods presented is encouraged

        The Group adopted EITF Issue 03-10 for the year ended 30 June 2004.

        The adoption of this statement did not have a material effect on the consolidated financial position and results of operations of the Group.

        SFAS 132 (R)—Employers' Disclosures about Pensions and Other Postretirement Benefits

        In December 2003, the FASB issued SFAS 132 (R), Employers' Disclosures about Pensions and Other Postretirement Benefits—An amendment of SFAS 87, 88 and 106, and a revision of SFAS 132, which revised disclosures about pension plans and other post retirement benefit plans. SFAS 132 (R) does not change the measurement or recognition of those plans, but increases current disclosure requirements by requiring more details about pension plan assets, benefit obligations, cash flows, benefit costs and related information. Companies are required to segregate plan assets by category and to provide certain expected rates of return and other informational disclosures. The new disclosures are generally effective for 2003 calendar year-end financial statements of public companies.

        The Group has provided the disclosures required by SFAS 132 (R) at 30 June 2004.

        FIN 46 (R)—Consolidation of Variable Interest Entities

        In January 2003, the FASB issued Interpretation No. 46 (FIN 46), Consolidation of Variable Interest Entities; an interpretation of ARB 51 which clarifies the application of the consolidation rules to certain variable interest entities. FIN 46 established a new multi-step model for the consolidation of variable interest entities when a Group has a controlling financial interest based either on voting interests or variable interests. Consolidation based on variable interests is required by the primary beneficiary if the equity investors lack essential characteristics of a controlling financial interest or if the equity investment at risk is not sufficient for the entity to finance its activities without additional subordinated financial support from other parties. The primary beneficiary of a variable interest entity is the party that absorbs a majority of the entity's expected losses, receives a majority of its expected residual returns, or both, as a result of holding variable interests. FIN 46 also provides disclosure requirements related to investments in variable interest entities, whether or not those entities are consolidated. In December 2003, the FASB issued FIN 46(R), which not only included amendments to FIN 46, but also required application of the interpretation to all affected entities by the end of the first reporting period after 31 March 2004. However companies must have applied the interpretation to special-purpose entities by 31 December 2003.

        The Group adopted FIN46 (R) in respect of all affected entities for the year ended 30 June 2004.

        The adoption of this statement did not have a material effect on the consolidated financial position and results of operations of the Group.

        The Group has a variable interest in a number of entities formed as part of the Group's initiative to promote the equity interest of historically disadvantaged groups in South Africa. All of these entities have been consolidated prior to the implementation of FIN 46(R).

        FSP 106-2—Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003

        The FASB issued FASB Staff Position 106-2 (FSP 106-2), Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003, with an effective date for fiscal years ending after 7 December 2003. FSP 106-2 relates to the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act) signed into law on 8 December 2003. The Act introduced a prescription drug benefit under Medicare, as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare. The Group does not believe that it needs to amend its post retirement health care plan in order to benefit from the federal subsidy. As permitted by FSP 106-2, the Group made a one-time election to defer accounting for the effect of the Act until the next measurement date of the plan assets and obligations. Therefore in accordance with FSP 106-2, any measures of the accumulated post retirement benefit obligation or net periodic post retirement benefit cost included in the Group's financial statements and accompanying notes do not reflect the effects of the Act on the Group's plans.

        The Group does not expect adoption of this statement to have a material effect on the consolidated financial position and results of operations of the Group.

        FSP 141-1 and 142-1—Interaction of SFAS 141, Business Combinations, and SFAS 142, Goodwill and Other Intangible Assets, and EITF Issue 04-2, Whether Mineral Rights Are Tangible or Intangible Assets (FSP 141-1 and 142-1)

        In April 2004, the FASB issued a FASB Staff Position 141-1 and 142-1, Interaction of SFAS 141, Business Combinations, and SFAS 142, Goodwill and Other Intangible Assets, and EITF Issue 04-2, Whether Mineral Rights Are Tangible or Intangible Assets (FSP 141-1 and 142-1). FSP 141-1 and 142-1 define mineral rights as tangible assets. If the guidance in FSP 141-1 and 142-1 results in the reclassification of an asset, prior-period amounts on the statements of financial position shall be reclassified. Any effects on amortization or depreciation of the asset shall be accounted for prospectively. It applies to the first reporting period beginning after 29 April 2004, although early adoption is permitted.

        The Group records mining mineral rights as tangible assets in accordance with its existing accounting policy. Accordingly, the Group does not expect adoption of this statement to have a material effect on the consolidated financial position and results of operations of the Group.

        FSP SFAS 142-2—FASB issues FSP FAS 142-2, Application of SFAS. 142, Goodwill and Other Intangible Assets, to Oil and Gas-Producing Entities

        On 2 September 2004, the FASB issued FSP 142-2, Application of SFAS 142, Goodwill and Other Intangible Assets, to Oil and Gas-Producing Entities. Paragraph 8(b) of SFAS 142 states that it does not change the accounting prescribed in SFAS 19, Financial Accounting and Reporting by Oil and Gas Producing Companies.

        Questions have arisen as to whether the scope exception in paragraph 8(b) of SFAS 142 includes the balance sheet classification and disclosures for drilling and mineral rights of oil- and gas-producing entities.

In FSP 142-2 the FASB Staff acknowledged that the accounting framework in SFAS 19 for oil-and gas-producing entities is based on the level of established reserves and not whether an asset is tangible or intangible.

        Accordingly, the FASB Staff concluded that SFAS 142 is not applicable to the disclosure provisions for drilling and mineral rights of oil- and gas-producing entities. However, an entity is not precluded from providing information about its drilling and mineral rights in addition to the information required by SFAS 69, Disclosures about Oil and Gas Producing Activities.

        The guidance in this FSP shall be applied to the first reporting period beginning after 2 September 2004. If the guidance in this FSP results in the reclassification of an asset, prior-period amounts on the statements of financial position shall be reclassified. Early application of this guidance is permitted in periods for which financial statements have not yet been issued.

        The Group does not expect adoption of this statement to have a material effect on the consolidated financial position and results of operations of the Group.

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

        The following table provides a summary of our cash flows for each of the three years ended 30 June 2004, 30 June 2003 and 30 June 2002:

Summary of Cash Flows

	2004	2003	2002

	(Rand in millions)
Net cash provided by operating activities	9,686	11,393	12,519
Net cash utilized in investing activities	(9,677)	(11,153)	(9,099)
Net cash generated from/(utilized by) financing activities	(1,729)	1,901	(4,042)

  Operating activities

        Net cash provided by operating activities was R9,686 million in 2004, a decrease of R1,707 million compared to R11,393 million in 2003 and R12,519 million in 2002.

        Earnings attributable to shareholders in 2004 was R5,358 million, a decrease of R1,986 million compared to R7,344 million in 2003 and R9,434 million in 2002. The decrease in 2004 was mainly as a result of the effects of the appreciation of the Rand partly offset by cost reductions and the impact of higher crude oil prices. The decrease in 2003 was mainly as a result of the effects of the appreciation of the Rand. For a detailed discussion of our earnings attributable to shareholders, see "Item 5.A Operating results".

        Significant non-cash items in 2004 that impacted operating activities include increased depreciation and amortization of R4,865 million compared to R4,514 million in 2003 and R3,930 million in 2002. The increase of R351 million in 2004 is mainly attributable to increases in property, plant and equipment brought into use during the year. The increase of R584 million in 2003 is attributable to plant, equipment and vehicles brought into use in that year. Other significant movements in non-cash items in 2004 include an increase in our long-term obligations, net of the current portion, of R394 million (2003—a decrease of

R557 million; 2002—an increase of R995 million), a net increase in our pension liability and pension assets of R261 million (2003—an increase of R822 million; 2002—an increase of R212 million), asset impairment charges of R284 million (2003—R58 million; 2002—R191 million), an increase in post-retirement healthcare of R516 million (2003—R414 million; 2002—R291 million) and a decrease in deferred tax of R299 million (2003—increase of R341 million; 2002—decrease of R18 million) and translation of net investment in foreign entities of R570 million (2003—R345 million and 2002—R202 million).

        Significant changes in operating assets and liabilities, net of acquisitions, in 2004 included an outflow as a result of cash utilized to settle long-terms obligations of R441 million and a decrease in income tax payable of R529 million, increase in trade and other receivables R1,598 million, increase in trade payables of R1,897 million. Significant changes in operating assets and liabilities, net of acquisitions, in 2003 included a decrease in cash restricted for use of R1,387 million (2002—an increase of R1,196 million), cash utilized to settle long-terms obligations of R837 million (2002—R1,182 million) and a decrease in income tax payable of R1,689 million (2002—an increase of R44 million).

  Investing activities

        Net cash utilized in investing activities was R9,677 million in 2004, a decrease of R1,476, million or 13%, compared to R11,153 million in 2003. Net cash utilized in investing activities was R11,153 million in 2003, an increase of R2,054 million or 23%, compared to R9,099 million in 2002.

        Investment in property, plant and equipment amounted to R8,405 million in 2004, a decrease of R456 million compared to R8,861 million in 2003. This expenditure was mainly attributable to the completion of the Mozambique Natural Gas pipeline project, the conversion of our plants to utilize natural gas, the completion of our Acrylic Acid and Acetates Plant, the completion of our n-Butanol plant and enhancements to existing facilities. In addition, in 2004 we invested R474 million in intangible assets and R376 million in equity accounted investees (mainly GTL projects in Qatar and Nigeria).

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

  Financing activities

        Net cash utilized by financing activities was R1,729 million in 2004, compared to cash generated from financing activities of R1,901 million in 2003 and cash utilized by financing activities of R4,042 million in 2002.

        The net cash utilized by financing activities in 2004 of R1,729 million was mainly due to proceeds of borrowings of R11,932 million offset by repayment of debt of R10,789 million, dividend payments from operating cash flows of R2,748 million and other smaller net cash outflows of R124 million. During the year a strategy was implemented to replace short term treasury funding with long term project funding as major capital projects, such as the Mozambican pipeline were brought into use.

        The net cash generated by financing activities in 2003 of R1,901 million was mainly due to proceeds of borrowings of R8,105 million offset by repayment of debt of R3,339 million, dividend payments from operating cash flow of R2,835 million and other smaller net cash outflows of R30 million.

        The net cash utilized by financing activities in 2002 of R4,042 million was mainly due to the repayment of debt of R807 million, the payment of dividends of R2,324 million from operating cash flow and the repurchase of treasury stock under our share repurchase program of R1,020 million, partly offset by other net cash inflows of R109 million.

  Capital Resources

        Long-term debt.    At 30 June 2004 we had total long-term debt of R7,153 million (excluding R400 million of short-term portion of long-term debt), compared to long-term debt of R4,219 million (excluding R772 million of short-term portion of long-term debt) at 30 June 2003. For further information regarding our long-term debt, refer to Note 19 in "Item 18—Financial Statements".

        Short-term debt.    At 30 June 2004 we had total short-term debt (including short-term portion of long-term debt) of R7,139 million compared to total short-term debt (including short-term portion of long-term debt) of R9,486 million at 30 June 2003. For further information regarding our short-term debt refer to Note 17 in "Item 18—Financial Statements".

        The Group has borrowing facilities with major financial institutions of approximately R23,000 million (2003—R21,000 million). Of these facilities approximately R8,000 million (2003—12,000 million) has been utilised at year end.

        There were no known events of default for the years ended 30 June 2004 and 30 June 2003.

        Our major funding facilities at 30 June 2004 are set out below.

Debt Facilities Overview

	Tenor		Facility and currency		Utilization
			(in millions)	(Rand or Rand equivalent in millions)	(Rand or Rand equivalent in millions)
Sasol Financing(1)
Commercial banking facilities	Various (short-term	)		11,500	4,032
Commercial paper program	None			6,000	1,521
Revolving credit facility (syndicated)(2)	October 2006		euro 375	2,837	1,023
Sasol Wax
Commercial banking facilities	Various (short-term	)	euro 64	487	62
Sasol Financing International
Commercial banking facilities	Various (short-term	)	US$ 70	435	—
Sasol Chemie (syndicated)
Asset based finance (Germany/Italy)(3)	December 2007		euro 89	672	672
Asset based finance (USA)(3)	December 2007		US$ 45	281	281
Revolving credit facility(3)	December 2007		euro 126	953	205
Project facility (Sasol Huntsman)	December 2006		euro 9	69	69

				23,234	7,865

(1)
Guaranteed by Sasol Limited.

(2)
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

        It is our practice to structure long-term debt utilizing a combination of floating and fixed interest rates. Long-term debt of R7,553 million (including short-term portion of R400 million) currently comprises Sasol Chemie's asset-backed loans of R1,263 million of which part of the interest rate exposure has been fixed by means of interest rate swaps and Natref redeemable preference shares of R618 million with fixed interest rates, R2,128 million debt linked to our Mozambican operations at variable rates, the Unsecured guaranteed registered notes of R2,000 million at fixed rates, as well as other debt of R1,544 million with variable interest rates.

        We generally generate strong cash flow in South Africa and any funding shortfall is usually short-term in nature. Besides our normal commercial banking facilities, the majority of which is in South Africa, another facility to fund short-term funding requirements in South Africa is our commercial paper program of R6 billion, normally at fixed interest rates.

        We manage our short-term debt interest rate exposure by making use of a combination of commercial banking facilities with variable interest rates and commercial paper issues at fixed interest rates.

  Debt profile

        We actively monitor and manage our cash flow requirements and to the extent that core long-term financing requirements are identified, we will finance these with longer-term debt issues. Such a long-term bond issue will typically have a fixed interest rate profile; however, the interest rate structure is actively managed as highlighted above.

        Our debt profile and maturity at 30 June 2004 are set out below.

Group Debt Profile

	Sasol Mining	Sasol Synfuels	Sasol Olefins and Surfactants	Sasol Polymers	Sasol Solvents	Sasol's LFB	Sasol Gas	Sasol Financing	Other	Total 2004

	(Rand in millions)
Gross Long-term loans
(euro)	—	—	766	—	—	—	—	—	351	1,117
(US$)	—	—	499	—	—	—	—	363	—	862
(Rand)	40	105	1	59	1	1,204	1,330	2,000	834	5,574

Gross Long-term loans total	40	105	1,266	59	1	1,204	1,330	2,363	1,185	7,553
Short-term loans	—	—	8	—	—	—	—	6,668	63	6,739
Bank overdraft	2	—	26	—	—	—	—	—	46	74

Total	42	105	1,300	59	1	1,204	1,330	9,031	1,294	14,366

Maturity Profile of Debt

	Less than 1 year	1 to 2 years	2 to 5 years	Over 5 years	Total

	(Rand in millions)
Maturity profile	7,213	513	4,384	2,256	14,366

  Covenants

        Our main debt facilities covenants (with which we are in compliance) as of 30 June 2004 are set out below.

Financial covenant(1)	30 June 2004	Covenant level min/max
Sasol Financing Revolving Credit Facility
Net debt to EBITDA ratio	0.9:1	Max 2:1
EBITDA to Interest Expense ratio	12.5:1	Min 8:1
Sasol Chemie Facility
Tangible Net Worth	787 million euro	Min 400 million euro
Leverage ratio	0.6:1	Max 1.75:1
EBITDA to Net Interest Paid ratio	9.4:1	Min 6.50:1
Capital expenditure	90 million euro	Max 150 million euro
Rompco and Sasol Petroleum Temane Facility
Total Debt to Equity	0.5:1	Max 1.5:1
Consolidated tangible net worth	R36.6 billion	Min R10 billion
Total Debt to EBITDA	1.1:1	Max 4:1
EBITDA: Interest Expense	10.1:1	Min 4:1
Unsecured Guaranteed Loan
Interest cover	10.1:1	Min 3.5:1
Net Debt: EBITDA	1:1	Max 4.5:1
Consolidated tangible net worth	R40.5 billion	Min 9 billion

(1)
The covenant terms above are defined contractually in each of the agreements for the above facilities using definitions agreed between the parties commencing with the consolidated net profits before taxation of Sasol Limited prepared in terms of IFRS for any financial year and adjusted in terms of the agreed definition.

        In January 2004 Standard and Poor's confirmed the renewal of the following ratings:

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

        Total expenditure on Research and Development in financial years 2004, 2003 and 2002 was R427 million, R461 million and, R350 million, respectively.

        For further information regarding our research and development activities, see "Item 4.B Business Overview—Research and Development—Sasol Technology".

5.D    Trend Information

        Our financial results since the end of year 2004 have been principally affected by increased derived crude oil prices and a further strengthening in the Rand to US dollar and the euro to US dollar exchange rate.

        In recent months, the derived crude oil price has risen from the year-end level of 32.52 US dollar/bbl to 42.45 US dollar/bbl on 20 August 2004, falling to 37.52 US dollar/bbl on 31 August 2004, before approaching 50.00 US dollar/bbl during most of the month of September 2004. Given the current uncertain political environment, the oil price has been volatile and this volatility is expected to continue in the foreseeable future. As discussed above, a high oil price generally results in increased profitability for our Group.

        The Rand to US dollar exchange rate was R6.2275 at 30 June 2004. After trading in a range of between R5.90 and R6.74 to the US dollar during July and August 2004, the Rand strengthened reaching 6.545 to the dollar at 14 October 2004. This Rand strength has resulted in negative effects on our profits. Whilst the exchange rate during the current year has been relatively less volatile than in previous years we are unable to forecast whether this will continue in the foreseeable future.

        The euro to US dollar exchange rate was euro 1.22 at 30 June 2004 with trading during July and August 2004 being relatively stable with a low of 1.2025 to a high of 1.2431. The euro traded in a 1.21 to 1.23 range during September 2004. This euro strength has resulted in negative effects on our profits.

5.E    Off-Balance Sheet Items

        We do not engage in off-balance sheet financing activities and do not have any off-balance sheet debt obligations, special purpose entities or unconsolidated affiliates.

  Guarantees:

        The Group has issued the following guarantees for which the liabilities have not been included in the balance sheet.

	30 June 2004 Guarantee	30 June 2003 Guarantee

Guarantee in respect of the Natural gas pipeline	62	987
Letters of credit	63	60
Customs and Excise	130	104
Guarantee to RWE-DEA	227	260
Guarantees in respect of GTL Ventures	7,070	8,426
Miscellaneous other guarantees	311	471

	7,863	10,308

Guarantee in respect of the Natural Gas pipeline

        Sasol has issued a guarantee for the obligations in respect of the Republic of Mozambique Pipeline Investment Company (Pty) Limited (ROMPCO) including inter alia:

  •
  Sasol Financing (Pty) Limited issued a guarantee to Wedelin Investments (Pty) Limited for the financial obligations of the ROMPCO under an engineering, procurement construction contract

    (EPC). At 30 June 2004, a total guarantee of R 31 million (2003—R 1,027million) was committed under the EPC contract.

Guarantees in respect of GTL Ventures

        Sasol has issued guarantees for the obligations of various of its subsidiaries in respect of the GTL Ventures. These guarantees relate to the construction and funding of Oryx GTL Limited in Qatar and Escravos GTL in Nigeria, including inter alia:

  •
  Sasol Limited issued a completion guarantee for its portion of the project debt of Oryx GTL Limited capped at USD 343 million (R2,130 million) plus interest and costs subject to the project demonstrating a minimum level of sustained production over a continuous period of ninety days and catalyst deactivation within acceptable parameters for at least two hundred and seventy days, after commissioning. It is estimated that the project will be commissioned during the first quarter 2006.

  •
  Sasol Limited issued a guarantee for the take-or-pay obligations of its wholly owned subsidiary under the gas sale and purchase agreement (GSPA) entered into between Oryx GTL Limited, Qatar Petroleum and ExxonMobil Middle East Gas Marketing Limited, by virtue of this subsidiary's 49% shareholding in Oryx GTL Limited. Sasol Limited's exposure is limited to the amount of USD100 million (approximately R621 million) (2003—USD110 million, approximately R825 million). In terms of the GSPA, Oryx GTL Limited is contractually committed to purchase minimum volumes of gas from Qatar Petroleum and ExxonMobil Middle East Gas Marketing Limited on a take-or-pay basis. Should Oryx GTL terminate the GSPA prematurely, Sasol Limited's wholly owned subsidiary will be obliged to take-or-pay its 49% share of gas offtake requirements by way of damages for a maximum amount of USD 100 million (R621 million). The term of the GSPA is 25 years from the date of commencement of operations. It is estimated that the project will be commissioned during the first quarter 2006.

  •
  Sasol Limited issued a guarantee for the obligation of its wholly owned subsidiary to contribute 49% of the required equity in respect of the investment in Oryx GTL Limited. Sasol's equity contribution is estimated at USD75 million (R466 million). It is expected that the project will be commissioned during the first quarter 2006.

  •
  Sasol Limited issued a performance guarantee for the obligations of its subsidiaries in respect of the construction of Escravos GTL in Nigeria for the duration of the investment in Escravos GTL, limited to an amount of US$250 million (R1,553 million).

  •
  Sasol Limited issued a performance guarantee for the obligations of its subsidiaries in respect of and for the duration of the investment in Sasol Chevron Holdings Limited, limited to an amount of US$250 million (R1,553 million). Sasol Chevron Holdings Limited is a joint venture between a wholly owned subsidiary of Sasol Limited and ChevronTexaco Corporation.

        The Group has guaranteed the fulfillment of various subsidiaries' and joint ventures' obligations in terms of contractual agreements.

        All guarantees listed above are issued in the normal course of business.

        Product warranties.    The Group provides product warranties with respect to certain products sold to customers in the ordinary course of business. These warranties typically provide that products sold will conform to specifications. The Group generally does not establish a liability for product warranty based on a percentage of turnover or other formula. The Group accrues a warranty liability on a transaction-specific basis depending on the individual facts and circumstances related to each sale. Both the liability and the annual expense related to product warranties are immaterial to the consolidated group financial statements.

5.F    Tabular disclosure of contractual obligations

        Contractual commitments.    The following significant contractual obligations existed at 30 June 2004:

Amount of obligations/commitments expiration per period

Contractual obligations (excluding capital expenditure)	Total amount	Amount representing finance charges	Within 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	Over 5 years

	(Rand in millions)
Operating leases	839	—	213	170	123	92	103	138
External long term debt	7,153	—	—	513	934	3,057	393	2,256
External short term debt	7,139	—	7,139	—	—	—	—	—
Bank overdraft	74	—	74	—	—	—	—	—
Purchase commitments	8,807	—	2,462	1,428	905	496	587	2,929
Capital leases	612	(71)	191	141	79	65	64	143

Total	24,624	(71)	10,079	2,252	2,041	3,710	1,147	5,466
Contractual commitments	Total amount	Within 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	Over 5 years

	(Rand in millions)
Standby letters of credit	63	63	—	—	—	—	—

Total	63	63	—	—	—	—	—

        Capital commitments.    Commitments are budgeted, approved and reported in accordance with our management policy for segmental reporting.

Contractual commitments	Total amount	Within 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	Over 5 years

	(Rand in millions)
Capital commitments	24,780	14,915	6,910	1,936	818	165	36

Total	24,780	14,915	6,910	1,936	818	165	36

        The following table sets forth our authorized capital expenditure as of 30 June 2004:

Capital expenditure	30 June 2004
(Rand in millions)
Authorized and contracted for	10,383
Authorized but not yet contracted for	14,397

Total	24,780

        For more information regarding our planned capital expenditure see "4.A History and Development of the Company—Capital Expenditure".

        As at 30 June 2004, we had authorized approximately R34 billion of Group capital expenditure on projects currently in progress, of which we had spent R9 billion during 2004. Of the unexpended capital commitments of R25 billion, R10 billion has been contracted for. We expect to spend R15 billion in 2005, R7 billion in 2006 and the remainder in 2007 and after.

        We expect to spend approximately R16 billion of our R25 billion capital commitments in projects in South Africa, R4 billion in other African countries and R5 billion in the Middle East.

        The above amounts are as reported to our Board, stated on the basis of the management approach used for segmental reporting. They exclude capitalized interest but include business development costs and our Group's share of capital expenditure of equity accounted investees. We hedge all our major capital expenditure in foreign currency immediately upon commitment of expenditure or upon approval of the project.

5.G    Safe Harbor

        This annual report contains forward-looking statements. Please see the discussion under "Forward-Looking statements".

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A    Directors and Senior Management

        We are managed by our Board of Directors (Board), the Group Executive Committee (GEC) and the Chief Executive. Corporate governance structures and processes are constantly reviewed to reflect national and international best practice.

        We comply with the JSE Listings Requirements and the applicable US corporate governance requirements of the SEC, the NYSE and legislation such as the Sarbanes-Oxley Act.

        We endorse the principles of the South African Code of Corporate Practices and Conduct (SA Code) as recommended in the King II report.

        The nomination and governance committee and the Board critically review and benchmark the governance structures and processes of the group on an ongoing basis. The Board considers the issue of corporate governance as a priority that requires more attention than merely establishing the steps to be taken to demonstrate compliance with new legislation, regulatory or listing requirements.

        Issues of governance will continue to receive the Board and its committees' consideration and attention during the next financial year and thereafter. Sound governance is also one of the top priorities of executive management.

The Board of Directors

        We have a Board of Directors comprised of 14 directors of which eleven are non-executive and three are executive. During the reporting year all the non-executive directors, with the exception of Mr. Mandla Gantsho, Mr. Jan Fourie and Mr. Steven Pfeiffer were considered to be independent in accordance with the SA Code and the rules of the NYSE. Mr. Fourie became a non-executive director on his retirement from executive management on 28 February 2004. Mr. Pfeiffer could not be categorized independent by the Board in view of the legal services provided by his firm to the Company from time to time. These services constitute less than 1% of the turnover of his firm. Mr. Pfeiffer has resigned as a director with effect from 31 October 2004. The Board is of the view that all our non-executive directors bring independent judgment to bear on material decisions of the Company.

        The positions of Chairman and Chief Executive are separated and are filled by an independent non-executive director, Paul du Plessis Kruger, and an executive director, Pieter Vogel Cox, respectively. Mr. Cox was re-appointed as the Chief Executive by the Board at its meeting on 3 December 2001. Subject to the applicable notice period and the Articles of Association, Mr. Cox's tenure as Chief Executive expires at the end of September 2005.

        Our Board currently comprises the following:

Name	Position	Age	Member Since	Current Term Expires(1)
Paul du Plessis Kruger	Non-Executive Chairman	67	January 1986	November 2004
Pieter Vogel Cox	Deputy Chairman and Chief Executive	61	January 1996	November 2005
Elisabeth le Roux Bradley	Non-Executive Director	65	February 1998	November 2004
Warren Alexander Morten Clewlow	Non-Executive Director	68	July 1992	November 2005
Brian Patrick Connellan	Non-Executive Director	64	November 1997	November 2004
Lawrence Patrick Adrian Davies	Executive Director	53	August 1997	November 2004
Jan Hendrik Fourie	Non-Executive Director	61	August 1997	November 2004
Mandla Sizwe Vulindlela Gantsho	Non-Executive Director	42	June 2003	November 2005
Anshuman Jain	Non-Executive Director	41	July 2003	November 2005
Sam Montsi	Non-Executive Director	59	March 1997	November 2005
Trevor Stewart Munday	Executive Director	55	May 2001	November 2005
Steven Bernard Pfeiffer(3)	Non-Executive Director	57	July 2003	November 2006
Jürgen E Schrempp	Non-Executive Director	60	November 1997	November 2004
Conrad Barend Strauss	Non-Executive Director	68	January 2000	January 2005(2)

(1)
Under our Articles of Association, one-third of the serving directors shall retire at the annual general meeting of the Company or, if the total number of serving directors who shall retire does not constitute a multiple of three, the number of directors who shall retire shall be the number, adjusted upwards, that is the closest to one-third.

(2)
Directors appointed for the first time after 27 October 1997 retire (in spite of their re-election in the interim) on the date on which five years from his or her initial appointment expires. They are eligible for re-election.

(3)
Resigned with effect from 31 October 2004.

        Paul Kruger has been our non-executive Chairman since January 1997. He joined the Group in 1964 and became a director in 1986. From 1987 to 1996, Mr. Kruger served as chief executive of our Group. He is also a director of several other companies in the Group. Mr. Kruger is chancellor of the Rand Afrikaans University, vice-president of the South Africa Foundation and has served in the past as chairman of Business South Africa and the Industrial Environmental Forum. He is a director of several companies, including ABSA Bank Limited, ABSA Group Limited and Abagold (Pty) Limited. Mr. Kruger serves on the King Committee on Corporate Governance and is a trustee of the International Marketing Council. He received a Bachelor of Science Engineering (Mining) from the University of the Witwatersrand, South Africa in 1959 and a Master of Business Leadership from the University of South Africa in 1973. He attended the Executive Program at Stanford Business School in the United States in 1986 and holds an honorary doctorate from the University of Port Elizabeth.

        Pieter Cox has been our Chief Executive since 1997 and deputy chairman since 2001. He joined the Group in 1971 and became a director in 1996. Mr. Cox is also a director of all major companies in the Group. In 1993, he was appointed managing director and chief executive officer of Polifin Limited. In May 1996, Mr. Cox became chief operating officer of Sasol Limited and served in this role prior to assuming his current position. He received a Bachelor of Science Engineering (Metallurgy) degree in 1966 and a Bachelor of Science Engineering (Mining) degree in 1968 from the University of the Witwatersrand. He attended the Executive Program at Stanford Business School in the United States in 1990.

        Elisabeth Bradley has been our director since 1998. She is currently chairman of Toyota SA (Pty) Limited, Wesco Investments Limited, Metair Investments Limited, Rosebank Hotel and the Winkler Hotel. She is also a director of several other companies, including Standard Bank Group Limited, the Tongaat-Hulett Group Limited and Anglogold Ashanti Limited. Ms. Bradley is deputy chairperson of the South African Institute of International Affairs and chairperson of the Centre for Development and Enterprise. She received her Bachelor of Science from the University of the Free State in 1961 and a Master of Science from the University of London in 1964.

        Warren Clewlow has been our director since 1992. He is currently chairman of Barloworld Limited, Nedcor Limited and Nedbank Limited. He is deputy chairman of Old Mutual Life Assurance Company

(South Africa) Limited and a director of Old Mutual plc and Pretoria Portland Cement Company Limited. He is past chairman of the State Presidents Advisory Council and was awarded the Order of Meritorious Service, Gold Class, for service to South Africa. Mr. Clewlow received his Accountancy qualification from the University of Natal in 1959 and was awarded an honorary doctorate by the University of Natal in 1990.

        Brian Connellan has been our director since 1997. From 1990 to 2000, Mr. Connellan served as executive chairman of Nampak Limited and from 2000 to 2001 as non-executive chairman of Nampak. Currently, he serves as a director of Nampak Limited. He is also a director of several other companies, including Tiger Brands Limited, ABSA Group Limited, Reunert Limited, Illovo Sugar Limited, Oceana Group Limited and alternate Director of the Bidvest Group Limited. He is past councilor of the South African Foundation, The Corporate Forum and The Institute of Directors and a contributor to both King Reports on Corporate Governance in South Africa. Mr. Connellan received his Certificate in Theory of Accountancy from Witwatersrand University in 1961 and became a chartered accountant with the Public Accountants and Auditors Board in 1963.

        Pat Davies has been our director since 1997. He is also a director of several other companies in the Group. Mr. Davies joined the Group in 1975 and has held various positions in engineering design, project management, operations management and corporate affairs. He is also a director of all major companies in the Sasol Group and is responsible for the Group oil, gas and liquid fuels businesses, including Sasol Synfuels, Sasol Petroleum International, Sasol Synfuels International, Sasol Oil, Sasol Gas and Sasol Technology. He is also responsible for the globalization of Sasol's GTL technology. He received a Bachelor of Science Engineering (Mechanical) from the University of Natal, South Africa in 1975 and attended the Management Program at Harvard Business School in the United States in 1986.

        Jan Fourie has been our director since 1997. He retired from service at the end of February 2004 and became a non-executive director. He is also a director of several other companies in the Group. Mr. Fourie joined the Group in 1981 and during the reporting period oversaw our research and development, technology development, process engineering, projects and construction divisions, new ventures, safety, health and environmental affairs, information technology and Sasol Synfuels. Mr. Fourie has 36 years experience in the South African chemical, fertilizer, mining and synthetic fuels industries. He received a Bachelor of Science Engineering (Chemical) from the University of Pretoria, South Africa in 1963 and a Master of Business Administration from Stellenbosch University in 1969. He attended the Executive Program at Stanford University in the United States in 1993.

        Mandla Gantsho has been our director since June 2003. He is the chief executive officer and managing director of the Development Bank of Southern Africa. (DBSA). Prior to this appointment in 2001, he served as chief financial officer of DBSA. Between 1999 and 2000 he was seconded as advisor to a vice-president of the International Finance Corporation in Washington. He obtained a Bachelor of Commerce from the University of Transkei in 1983 and a Certificate in Accountancy Theory and a Bachelor of Commerce (with Honors) in Financial Management from the University of Cape Town in 1985 and 1986, respectively. He became a chartered accountant with the Public Accountants and Auditors Board in 1987. He also obtained a Masters in Science from The George Washington University in 2002.

        Anshu Jain has been our director since July 2003. He has been a member of the Group Executive Committee of Deutsche Bank AG since 2002. He is currently the managing director and head of global markets at Deutsche Bank. Prior to this appointment he was a managing director of Merrill Lynch in New York. He obtained a Bachelor of Arts (with Honors) in economics from Delhi University in 1983 and a Master of Business Administration in Finance from the University of Massachusetts in 1985.

        Sam Montsi has been our director since 1997. Mr. Montsi is Chairman of Montsi Investments (Pty) Limited. He is a director of Independent News and Media (SA) (Pty) Limited, Business Arts South Africa and all companies in which Montsi Investments has invested. He received a Bachelor of Arts in

Development Economics from the University of Botswana, Lesotho and Swaziland in 1970 and a Masters in Development Economics from Williams College in Massachusetts in the United States in 1973.

        Trevor Munday has been our director since 2001. He is also a director of several other companies in the Group. Mr. Munday joined the Group in 1996 and currently oversees finance, investor relations, planning, corporate affairs, brand management and Sasol's chemical businesses. Mr. Munday served as the managing director of Polifin Limited from 1996 to 2001 prior to its acquisition by us. He received a Bachelor of Commerce from Natal University, South Africa in 1970.

        Steven B Pfeiffer has been our director since July 2003. (Resigned with effect from 31 October 2004). He has been a partner of the United States based international law firm Fulbright and Jaworski LLP since 1983 and is currently serving a four-year term as chairman of the executive committee of that firm. He is a director of Barloworld Limited, Iridium Holdings LLC and Riggs National Corporation and the non-executive chairman of Riggs Bank Europe Limited in London. He received a Bachelor of Arts from the Wesleyan University in 1969. He completed a Bachelor of Arts and Master of Arts in Jurisprudence at Oxford (Christ Church) as a Rhodes Scholar and a Master of Arts in Area Studies (Africa) at the School of Oriental and African Studies of the University of London. He is also a chairman emeritus of Wesleyan University in Middletown, Connecticut, in the United States, a director of the Africa-America Institute and a director of Project Hope.

        Jürgen Schrempp has been our director since 1997. Since 1998, he has been chairman of the board of management of DaimlerChrysler AG and prior to that, chairman of the board of management of Daimler-Benz AG since 1995. He is also a director of Vodafone Group (United Kingdom) and Compagnie Financière Richemont (SA) (Switzerland). Professor Schrempp is founding chairman of the Southern Africa Initiative of German Business (SAFRI), a member of the Advisory Council of Deutsche Bank AG, the European Advisory Board of Harvard Business School, the German Council of INSEAD and the South African President's International Investment Council. He holds a Professorship of the Federal State of Baden-Württemberg, Germany and Honorary Doctorates of the University of Graz, Austria and the University of Stellenbosch, South Africa.

        Conrad Strauss has been our director since 2000. From 1992 to 2000, he was the chairman of Standard Bank Investment Corporation Limited. He still serves as a director of the Standard Bank of South Africa Limited as well as Afrox Limited and Hans Merensky Holdings (Pty) Limited. Dr. Strauss previously served as the national chairman of the South African Institute of International Affairs, the Presidential Commission of Enquiry into Rural Finance and the South Africa Foundation. Dr. Strauss received a Bachelor of Arts from Rhodes University, South Africa in 1956, a Master of Science from Cornell University in 1958, a Doctorate from Rhodes University in 1961 and holds honorary doctorates from Rhodes University and from the University of Pretoria, South Africa.

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

Senior Management

        The following is a list of our senior executive officers, who are also members of our Group Executive Committee (GEC), whose current areas of responsibility we set out below:

Name	Position and areas of responsibility
Pieter Vogel Cox	Deputy Chairman and Chief Executive.
Trevor Stewart Munday	Executive Director, Chief Financial Officer, and responsible for Sasol's chemical businesses and corporate affairs.
Johannes Albertus Botha	Group General Manager, responsible for Sasol Oil and Gas.
Lawrence Patrick Adrian Davies	Executive Director, responsible for oil, gas and liquid fuels businesses, as well as Sasol Technology.
Abraham de Klerk	Group General Manager, responsible for Sasol Synfuels and Sasol Technology, and safety, health and the environment.
Nereus Louis Joubert	General Counsel and Company Secretary, responsible for legal, procurement and supply, insurance, risk management and internal audit functions.
Max Vuyisile Sisulu
Group General Manager responsible for key stakeholder relationships and for providing conceptual leadership on strategic initiatives such as Black Economic Empowerment and Employment Equity in South Africa.
Jan Adrian van der Westhuizen	Group Head of Human Resources. Also responsible for the mining division and group information management.
Rynhardt van Rooyen	Group General Manager, responsible for the group financial function.

        Hannes Botha has been Group General Manager since July 2003 and the Managing Director of Sasol Oil since 1998. He joined Sasol in 1981 as a divisional manager and after acting as general manager responsible for manufacturing facilities and engineering activities of various plants, was promoted to Managing Director of Sasol Synfuels in 1993. Mr. Botha is a director of several companies in the Group. He obtained his Bachelor of Science (Electrical Engineering) in 1970 from the University of Pretoria, South Africa and in 1980 his Master of Business Leadership from the University of South Africa.

        Bram de Klerk has been the Managing Director of Sasol Synfuels since 1998 and was appointed as a Director of Sasol Technology in September 2003. He joined Sasol in 1973 as an assistant design engineer and became the managing director of National Petroleum Refiners of SA (Pty) Limited in 1997. Mr. De Klerk is a director of several companies in the Sasol Group. He received a Bachelor of Science (Mechanical Engineering) from the University of Pretoria, South Africa in 1973 and a Master of Business Leadership from the University of Potchefstroom, South Africa in 1978.

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

        Max Sisulu joined Sasol as Group General Manager responsible for stakeholder relationships on 1 November 2003. He previously was deputy chief executive of Denel (Pty) Limited, a post he held since November 1998. After his return from exile he became a Member of Parliament in 1995 and served as chief whip of the African National Congress. He is a council member of the Human Sciences Research Council and a member of the Premier of the Free State's Economic Advisory Council. He is also a director of Harmony Gold, non-executive chairman of Ukhamba Holdings and a director of several companies in the Sasol Group. Mr. Sisulu obtained a Masters of Arts in Political Economy from the Plekhanov Institute in Moscow in 1969 and a Masters of Arts in Public Administration from the Kennedy School for Government at Harvard University in the United States in 1993. He was the recipient of the Govan Mbeki Fellowship at the University of Amsterdam, Netherlands, where he completed and published an extended research paper on the micro-electronics industry in South Africa from 1984 to 1985.

        Rynhardt van Rooyen has been the Group General Manager responsible for the Group financial function since June 2003, previous to which he was General Manager of Finance. He joined Sasol in 1977 as a senior accounting officer. He is a director of several companies in the Group. Mr. Van Rooyen obtained a Bachelor of Commerce from the University of the Orange Free State, South Africa in 1971 and a Bachelor of Computationis (with Honors) from the University of South Africa in 1975. He became a chartered accountant with the Public Accountants and Auditors board in 1976. In 1986, he attended the Executive Management Program and in 1994, the Strategic Purchasing Management Program at the Pennsylvania State University in the United States.

        Jannie van der Westhuizen has been the Group General Manager responsible for group human resources, the mining division and group information management since July 2003, previous to which he was the General Manager responsible for group human resources and mining. He joined Sasol Mining in 1986 and was the General Manager of Brandspruit Colliery, Sasol Mining when he left in 1993 to join Eskom as Fuel and Water Manager. In 1996, he joined Organization Development International as the Director and Head of Mining Practice and in April 1997 rejoined Sasol Mining as Managing Director. He is a director of several companies in the Group. Mr. Van der Westhuizen obtained his Bachelor of Science (Industrial Engineering) in 1972, a Master of Business Administration in 1975 and in 1979 a Post Graduate Diploma in Mining (Cum Laude) from the University of Pretoria, South Africa. He attended the Executive Management Program in 1991 at the Pennsylvania State University in the United States and in 2002, attended the Stanford Executive Program at Stanford University, United States.

6.B    Compensation

        Compensation of senior management under the JSE Listings Requirements.    We are not required to, and do not otherwise, disclose compensation paid to individual senior managers.

        For the year ended June 2004, our Board of Directors named in Item 6.A above received aggregate remuneration and other benefits in kind of approximately R22 million.

        The aggregate amount contributed by us as a Group to provide pension benefits for the members of the Board and senior managers named in Item 6.A was approximately R2 million for the year ended June 2004.

        For details on the shares and shares options held by our Board of Directors named in Item 6.A see "Item 6.E Share Ownership".

        The following table summarizes the compensation received by our executive and non-executive directors in the year 2004.

Directors' Compensation

Executive directors	Salary	Bonus(*)	Retirement funding	Other	Total 2004

	(Rand in thousands)
Pieter Vogel Cox (Chief Executive and Deputy Chairman)	3,933	—	293	805	5,031
Lawrence Patrick Adrian Davies	2,707	304	484	254	3,749
Jan Hendrik Fourie(1)	1,461	303	364	917	3,045
Trevor Stewart Munday	2,438	283	479	252	3,452

Total	10,539	890	1,620	2,228	15,277

(*)
The bonus paid refers to incentives awarded based on the Company results of the previous financial year.

Non-executive directors	Sasol Limited Board meeting fees	Subsidiary Board meeting fees	Committee fees	Total 2004

	(Rand in thousands)
Paul du Plessis Kruger (Chairman)	430	2,262	322	3,014
Elisabeth le Roux Bradley	215	—	129	344
Warren Alexander Morten Clewlow	215	—	344	559
Brian Patrick Connellan	215	—	236	451
Mandla Sizwe Vulindlela Gantsho	215	—	64	279
Jan Hendrik Fourie(1)	92	220	—	312
Anshuman Jain(2)	487	—	—	487
Sam Montsi	215	—	64	279
Steven B Pfeiffer(2)	487	—	—	487
Jürgen E Schrempp(3)	512	—	—	512
Conrad Barend Strauss	215	—	172	387

Total	3,298	2,482	1,331	7,111

(1)
Retired as an employee on 29 February 2004. Non executive director with effect from 1 March 2004.

(2)
Appointed on 1 July 2003—fees paid in US$. Resigned with effect from 31 October 2004.

(3)
Fees paid in US$.

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

        A director who was appointed for the first time at an annual general meeting or by the Board of Directors after 27 October 1997 shall retire five years after his initial appointment. Directors who have retired in this manner are eligible for automatic re-election by the shareholders if they were re-appointed after retirement by either the Board or the shareholders.

        Any director exceeding 70 years of age shall retire at the end of that year, provided that, subject to the Articles of Association, the Board may, by unanimous resolution on a year-to-year basis, extend a director's term of office until the end of the year in which the director turns 73.

  Board procedures and matters

        The Board has adopted a Board Charter of which a copy is available on our website (www.sasol.com). It provides a concise overview of:

  •
  the demarcation of the roles, functions, responsibilities and powers of the Board, the shareholders, individual directors, officers and executives of the Company;

  •
  the terms of reference of the various board committees;

  •
  matters reserved for final decision-making or pre-approval by the Board;

  •
  the policies and practices of the Board in respect of matters such as corporate governance, trading by directors in the securities of the Company, declarations of conflicts of interest, Board meeting documentation and procedures and the nomination, appointment, induction, training and performance evaluation of directors and members of Board committees.

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

        The independent non-executive directors are chosen for their experience, business skills and acumen and bring independent, experienced judgment to bear on issues of strategy, performance and resources, including key appointments, standards of conduct, protection of stakeholders' interests and the setting of company policy. Considerations of gender and racial diversity, as well as diversity in respect of business, geographic and academic backgrounds, are taken into account when appointments to the Board are considered.

        Newly appointed directors are inducted in the business of the Company, board matters and their duties as directors in accordance with their specific needs.

        The effectiveness and performance of the Board, its committees and the individual directors and members of the Board and its committees are reviewed annually by the Nomination and Governance Committee.

        Our Board is supported by the advice and services of the Company Secretary, who is appointed in accordance with the provisions of the Companies Act of South Africa and who is responsible to the Board for ensuring the proper administration of Board proceedings. The Company Secretary also provides guidance to the directors in connection with their legal duties and responsibilities and the manner in which such of duties and responsibilities, including not dealing in the Company's shares during restricted periods, should be discharged. A report on directors' dealings in the Company's shares is tabled at each Board meeting and disclosed to the JSE Securities Exchange in accordance with the JSE listings requirements.

        The directors are entitled to seek independent professional advice at the Company's expense concerning the affairs of the Company and have access to any information they may require in discharging their duties as directors.

  Board committees

        To assist our Board in discharging its responsibilities, we have established several committees, which are accountable to the Board and operate on the basis of specific charters. These charters are included in the Board Charter and are available on our website (www.sasol.com).

        Our subsidiaries, as well as their operating businesses, have also established board and committee structures to ensure the maintenance of high standards and best practice with respect to corporate governance and internal control throughout the Group. We retain decision-making involvement in respect of a defined list of material matters in respect of the businesses of our subsidiaries. This list includes matters such as the appointment of directors, strategy charters, large capital expenditures and mergers, acquisitions and disposals. The boards of our main subsidiaries and divisions are constituted in such a way that a majority of directors of each main subsidiary or divisional board are non-executive directors.

        The Chairman of our Board and members of the GEC serve on the Boards of all the main Sasol businesses. The attendance of the Chairman at our main subsidiary board meetings provides an essential link between our various businesses and the non-executive directors of our Board.

        The Group Executive Committee (GEC).    Our GEC attends to a wide range of matters relating to the management of our Group, including financial, strategic, operational, governance, risk and functional issues. Its focus is on the formulation of our Group strategy and policy and the alignment of initiatives and activities within the Group. The Committee meets on a weekly basis and reports directly to the Board.

        As of June 2004 our GEC consists of our CEO and two other Executive Directors, our General Counsel, our Group Head of Human Resources and four other Group General Managers. Its function is combined with the operation of two subcommittees, the Southern African Executive Committee and the International Executive Committee, each of which focuses on dealing with issues relating to the management of our Southern African and international businesses, respectively. The meetings of both the Southern African Executive Committee and the International Executive Committee are deemed meetings of our GEC, with regard to the powers delegated to the GEC by our Board of Directors.

        The Southern African Executive Committee.    The GEC meets on a monthly basis with managing directors and senior functional managers of our Southern African businesses to discuss material issues pertaining to our businesses in Southern Africa as well as regional issues. Among the issues addressed are material business matters, government relations, legal and regulatory issues, empowerment of historically disadvantaged South Africans, employment equity, HIV/AIDS, socio-economic trends and indicators, and social responsibility.

        The Southern African Executive Committee consists of the members of the GEC and managing directors of our Southern African businesses, including Sasol Polymers, Sasol's Liquid Fuels Business, Sasol Synfuels, Sasol Infrachem, Sasol Technology, Sasol Mining and Sasol Nitro, as well as senior functional managers and any other executives as the GEC may determine from time to time.

        The International Executive Committee.    The GEC also meets on a monthly basis with managing directors and senior functional managers of our businesses outside South Africa. The focus of the International Executive Committee is on the general business and strategic issues of our international businesses and joint ventures and the performance of those businesses. It also focuses on regional issues such as the general business climate, market trends and indicators, legal and regulatory matters, human resources and social responsibility.

        In addition to GEC members, the International Executive Committee comprises the representatives of Sasol Chevron, Sasol Solvents, Sasol Olefins and Surfactants, Sasol Wax and other non-South African managers. Depending on the regional and/or business focus of particular meetings, other members of our international businesses may also be invited to participate.

        The Compensation Committee.    The Compensation Committee was established in 1989 and comprises three members, all of whom are independent non-executive directors. As of 30 June 2004, its members were Paul Kruger (chairman), Warren Clewlow and Elisabeth Bradley. The Compensation Committee meets at least twice a year to discuss and determine the Group's remuneration policy and strategy.

        The functions of the Compensation Committee are to:

  •
  assist the board in exercising its function of ensuring that affordable, fair and effective compensation practices are implemented in our group;

  •
  determine the compensation of group management members;

  •
  make recommendations to the board in respect of directors' fees and the compensation and services conditions of the executive directors, including the chief executive; and

  •
  provide a channel of communication between the board of directors and management on compensation matters.

        The Compensation Committee has determined our remuneration philosophy, which is to offer remuneration that will attract, retain, motivate and reward employees with the skills required for us to achieve our business goals and to base remuneration on personal and company performance in accordance with competitive market practices.

        The Nomination and Governance Committee.    The Nomination and Governance Committee was formed during 2002 and is comprised entirely of independent non-executive directors. The members of this committee are Paul Kruger (chairman), Elisabeth Bradley, Warren Clewlow, Sam Montsi and Conrad Strauss. The Nomination and Governance Committee meets at least twice a year.

        The functions of the Nomination and Governance Committee include reviewing and making recommendations to the Board on the general corporate governance framework of the Group, the composition and performance of the Board, its committees, individual directors and committee members, legal compliance and the Company's ethics policy and programs.

        The Audit Committee.    The Audit Committee was established in 1988 and is an important element of the Board's system of monitoring and control. The Audit Committee meets at least three times a year. All the members of the Audit Committee are independent non-executive directors, financially literate and have extensive audit committee experience. As of 6 September 2004 they are Warren Clewlow, Brian Connellan (chairman) and Conrad Strauss. Mr. Warren Clewlow has been designated by the Board as the Audit Committee financial expert.

        The Audit Committee has been established primarily to assist the board in overseeing:

  •
  the quality and integrity of the company's financial statements and public disclosures in respect thereof;

  •
  the scope and effectiveness of the external audit function;

  •
  the effectiveness of the company's internal controls and internal audit function.

        The board has delegated extensive powers in accordance with King II and US corporate governance requirements to the Audit Committee to perform the above functions. In line with these requirements, the audit committee has, among other things, determined which categories of non-audit services provided by the external auditors should be pre-approved by the audit committee and which may be approved by a designated member of the audit committee.

        The Audit Committee meets regularly with the Group's external and internal auditors and managers to consider risk assessment and management, to review the audit plans of the external auditors, and to review accounting, auditing, financial reporting, corporate governance and compliance matters. The Audit

Committee approves the external auditors' engagement letter on the terms, nature and scope of the audit function and the audit fee. The internal audit charter, internal audit plan and internal audit conclusions are similarly reviewed and approved by the Audit Committee. Interim and annual results of the Group and trading statements of the company are reviewed by the Audit Committee before publication. The Audit Committee usually makes recommendations and refers matters for information or approval to the Board.

        Both the audit committee and the board are satisfied that there is adequate segregation between the external and internal audit functions and that the independence of the internal and external auditors is not in any way impaired or compromised.

        The Risk and Safety, Health and Environment Committee.    The Risk and Safety, Health and Environment Committee was formed during 2002. As from 6 September 2004 it is comprised of three executive and four non-executive directors, Brian Connellan, Pieter Cox, Paul Kruger, Sam Montsi (chairman), Trevor Munday, Pat Davies and Steven Pfeiffer. Mr. Pfeiffer resigned as a director and member of this committee with effect from 31 October 2004. The Committee meets at least twice a year. The functions of the Committee include reviewing and assessing the integrity of our risk management process including effective management of risk policies and strategies in respect of safety, health and environmental matters.

  Internal control and risk management

        Internal Controls.    Our directors are ultimately responsible for the Company's system of internal control, which is designed to provide reasonable assurance against material misstatement as a result of fraud. The Group maintain systems of internal financial controls that are designed to provide assurance regarding the maintenance of proper accounting records and the reliability of financial information used within the Group and for publication. These systems contain self-monitoring mechanisms and controls, and actions are taken to correct deficiencies as they are identified. The internal control systems include:

  •
  a documented organizational structure and reasonable division of responsibility;

  •
  established policies and procedures which are communicated throughout the Group, including a code of conduct to foster a strong ethical climate; and

  •
  established mechanisms and systems to ensure compliance.

        As required by the SEC rules, the general disclosure controls and procedures of our company have been formalized and are assessed periodically by management and the board for effectiveness. A project to ensure compliance with section 404 of the Sarbanes-Oxley Act in respect of internal controls over financial reporting was launched during the year.

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

        Audit plans are based on an assessment of risk areas, as well as on issues highlighted by the Audit Committee and management. Audit plans are updated as appropriate to ensure that they are responsive to changes in the business. Comprehensive findings reports are presented to the Risk and Safety, Health and Environment Committee and the Audit Committee at each of their scheduled meetings.

        Follow-up audits are conducted in areas where internal control weaknesses are found or previously experienced.

        Corporate governance best practice requires that the internal audit function report directly to the Audit Committee. Such a direct reporting requirement is ensured by the Audit Committee mandate and practice to:

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

  •
  risk management is a line function and is to remain fully embedded in all business processes across all business units;

  •
  the use of a single enterprise-wide risk management framework across the various business units;

  •
  coordinated risk assessment and management across the different risk types facing us, as well as an integrated risk evaluation across our geographical locations, legal entities and business lines;

  •
  the issuing by the Chief Executive of a risk management policy statement which was endorsed by the board and which commits us to effectively manage our business risks and opportunities in the interests of all stakeholders;

  •
  the ongoing monitoring of the process, as well as the risk profiles of business units and major capital projects by the Group Risk Management Forum (established as a sub-committee of the GEC) and the Risk and Safety, Health and Environment Committee of the Board;

  •
  the establishment of risk tolerance levels; and

  •
  the undertaking, at least annually, of a systematic documented assessment of the processes surrounding key risks.

        In addition, our insurance department, with the assistance of external insurance consultants, undertakes regular risk control audits of all our plants and operations using recognized international procedures and standards. We participate in an international insurance program that provides, at competitive costs, insurance cover for losses above tolerable levels.

        Responsibility for monitoring management by line management of each of these risks is assigned to a GEC member.

        Disaster recovery plans are continually reviewed for critical information management systems that could have a material impact on the group's continuing operations. Certain of these plans are subject to regular testing and, in other cases, are subjected to ongoing tests to ensure their robustness and reliability.

        For more information on the main risks facing our Group see "Item 3.D Risk Factors".

        Sustainability Reporting.    We currently report on all aspects of the Group's social, transformational, ethical, safety, health and environmental policies and practices to the Board and, from time to time, to the Group's stakeholders. A comprehensive sustainability report dealing with these issues was published by the company during 2004.

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

6.D    Employees

        We have developed and implemented five values Group-wide in order to support our vision, culture and strategic goals.

        The five Sasol values; customer focus, winning with people, excellence in all we do, continuous improvement, and integrity; have been rolled out to all of our employees. We will continue to focus to fully integrate behavior in accordance with our values in our performance management system.

Workforce Composition

Region	30 June 2004	30 June 2003	30 June 2002
South Africa	24,888	25,076	25,259
Europe	4,438	4,448	4,420
North America	841	780	1,109
Other	743	846	312

Total	30,910	31,150	31,100

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

        We spend on development and training initiatives (excluding our overseas operations). This includes in-house technical training, further funding of self-learning centers, and a stronger commitment to our undergraduate scholarship program.

        In South Africa, we sponsor bursaries for undergraduate and post graduate students. The majority of students are studying engineering, with a smaller percentage in the sciences and related technological disciplines at various universities around the country on a full-time basis.

        Approximately 67% of our current bursaries have been allocated, in keeping with our commitment to promoting workplace diversity and progressing employment equity to people, from the designated groups. Under South Africa's Employment Equity Act No. 55 of 1998, designated groups include Black people (Africans, Coloreds and Indians), women and people with disabilities.

        We recognize and believe that the young South African democracy and a thriving corporate environment can only be sustained by a growing economy underpinned by a vibrant and diverse business leadership. In response to this challenge, we are now at the third intake of employees participating in our Accelerated Leadership Development Program (ALDP). The experience gained from the launch of the program (in 2001-2002) has confirmed the need for and our commitment to business leadership development. Currently twenty two high potential, professionally qualified, and historically disadvantaged South Africans from different disciplines are being developed through the ALDP. This program is primarily designed to equip and expose the participants to our specific business expertise, and also focuses on the industry and global business challenges faced by us.

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

        Approximately 54% of our employees in South Africa belong to unions. We enjoy constructive relationships with all representative unions in our Company. Unions enjoy consultative or negotiating powers on issues of mutual interest. Joint forums between unions and management address various issues, including health and safety and community care. All representative unions and their pensioners are represented on our Medical Scheme Board and senior company employees serve on the Boards of union funds.

        The HIV/AIDS problem.    HIV/AIDS and tuberculosis, which is exacerbated in the presence of HIV/AIDS, are the major healthcare challenges faced by our South African and other sub-Saharan operations. HIV infection among women in ante-natal clinics around the country has risen from 1% in 1990 to nearly

25% in 2000. Under South African law, we may not run tests to accurately establish the number of our employees who are infected with or die from AIDS related illnesses without the express consent of the people to be tested. However, based on the preliminary results of our voluntary counseling and testing programme we estimate that between 10% to 15% of our South African workforce may be currently infected, with the highest concentration of infections in our mining operations. Based on an actuarial study, which excludes the positive impact of any prevention and management intervention program, we estimate that, while the percentage of infected employees may not rise significantly in the forthcoming years, there will be a significant increase in the number of AIDS-related fatalities.

        We incur costs relating to the medical treatment and loss of infected personnel, as well as the related loss of productivity. We also incur costs relating to the recruitment and training of new personnel. As we cannot verify the number of HIV infections, we are not in a position to accurately quantify these costs. Based on our actuarial models, we estimate that the impact of HIV/AIDS on our payroll expenses should be less than 1% of our current payroll for our South African employees by the year 2007, when we expect prevalence rates to peak. This calculation is based on the estimated financial impact on production resulting from the projected prevalence of HIV/AIDS among our workforce, but it does not take into account indirect costs of productivity losses. we are investing human and financial resources in connection with establishing and maintaining programs to address the HIV/AIDS problem.

        In September 2002 we launched the SASOL HIV/AIDS Response Program, SHARP, which is our initiative to respond to the HIV/AIDS problem, in connection with which we committed the sum of R13 million during the 2004 year. Although, at present, we have no further commitments in connection with HIV/AIDS, apart from on-going funding of the SHARP programme and post-retirement healthcare contributions in respect of current employees who commenced service prior to 1 January 1998, we cannot assure you that the costs we are currently incurring and will incur in the future in connection with the HIV/AIDS problem, will not have a material adverse effect on our business and financial condition.

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

        We are facilitating access to counseling, HIV testing, HIV/AIDS education, treatment of opportunistic illnesses such as tuberculosis and malaria, treatment of sexually transmitted infections, and managed health care including anti-retroviral treatment, for our employees.

        We are transferring our experiences and are extending our efforts into the communities in which our operations are based, through partnership with identified community stakeholders, government and other companies.

6.E    Share Ownership

        Shareholdings of directors and officers.    None of the persons listed in Item 6.A. own beneficially more than 1% of our share capital. See "Item 6.A. Directors and Senior Management". The following table presents the beneficial shareholdings of our directors as of 30 September 2004:

Beneficial Shareholding	Number of Shares 30 September 2004
Executive directors
Pieter Vogel Cox (CE and Deputy Chairman)	48,830
Lawrence Patrick Adrian Davies	—
Trevor Stewart Munday	—
Non-executive directors
Paul du Plessis Kruger (Chairman)	219,200
Elisabeth le Roux Bradley	285,500
Warren Alexander Morten Clewlow	13,195
Brian Patrick Connellan	1,000
Jan Hendrik Fourie	57,740
Mandla Sizwe Vulindlela Gantsho
Anshuman Jain	—
Sam Montsi	—
Steven Bernard Pfeiffer(1)
Jürgen E Schrempp	—
Conrad Barend Strauss	20,100

Total	645,565

(1)
Resigned with effect from 31 October 2004.

        Share ownership of senior managers under the JSE Listings Requirements.    Each of our directors and senior managers named under Item 6.B Compensation beneficially own less than 1% of the outstanding share capital of the Company. We are not required to disclose, and we do not otherwise ascertain, share ownership of individual senior managers in the share capital of the Company.

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

        The Sasol Share Trust allocates share options to employees, annually, at the instruction of our Board and our Compensation Committee.

        The following table provides the number of shares granted to our executive and non-executive directors through our Share Incentive Scheme:

Share Options Granted

	Balance at 30 June 2003	Granted on 10 September 2003	Granted on 9 September 2004	Average offer price per share(1)	Share options exercised	Balance at 30 September 2004
	(Shares)			(Rand)	(Shares)
Executive directors
Pieter Vogel Cox (CE and Deputy Chairman)	597,600	65,600	84,200	101,70	(101,800)	645,600
Lawrence Patrick Adrian Davies	287,100	33,500	39,700	101.27	(25,200)	335,100
Trevor Stewart Munday	237,300	28,800	36,200	101.59		302,300
Non-executive directors
Paul du Plessis Kruger (Chairman)	12,500	—	—	—		12,500
Elisabeth le Roux Bradley	12,500	—	—	—		12,500
Warren Alexander Morten Clewlow	25,000	—	—	—		25,000
Brian Patrick Connellan	25,000	—	—	—		25,000
Jan Hendrik Fourie	177,900	—	—	—		177,900
Sam Montsi	25,000	—	—	—		25,000
Jürgen Schrempp	25,000	—	—	—		25,000
Conrad Barend Strauss	25,000	—	—	—		25,000

Total	1,449,900	127,900	160,100		(127,000)	1,610,900

Senior Management	613,400	157,400	86,600		(51,600)	805,500

(1)
The average offer price per share relates to share options granted up to 30 September 2004.

        This table presents information regarding share options exercised during the period 1 July 2003 to 30 September 2004:

Gain on Exercise of Share Options

	Exercise dates	Number of options exercised	Average option price per share(1)	Average market price	Total gain 2004
			(Rand)		(Rand in thousands)
Executive Directors
Pieter Vogel Cox (CE and Deputy Chairman)	19 September 2003	101,800	38.65	88.56	5,081
Lawrence Patrick Adrian Davies	4 December 2003	25,200	26.58	82.26	1,392

Total		127,000			6,473

Senior Management	17 September— 27 February 2004	51,600	28.37	91.36	3,250

(1)
Average market price per share on the date of the exercise of the option.

        The options outstanding as of 30 September 2004 vest during the following periods (calculated as of 30 September 2004):

Share Options Outstanding

Vesting period	Vested as of 30 September 2004	Within 1 year	1 to 2 years	2 to 5 years	More than 5 years	Total
Executive directors
Pieter Vogel Cox (CE and Deputy Chairman)	209,700	69,900	183,100	154,900	28,000	645,600
Lawrence Patrick Adrian Davies	129,700	30,800	92,600	68,700	13,300	335,100
Trevor Stewart Munday	124,500	24,100	84,300	57,400	12,000	302,300
Non-executive directors
Paul du Plessis Kruger (Chairman)	—	12,500	—	—	—	12,500
Elisabeth le Roux Bradley	—	12,500	—	—	—	12,500
Warren Alexander Morten Clewlow	12,500	12,500	—	—	—	25,000
Brian Patrick Connellan	12,500	12,500	—	—	—	25,000
Jan Hendrik Fourie	177,900	—	—	—	—	177,900
Sam Montsi	12,500	12,500	—	—	—	25,000
Jürgen E Schrempp	12,500	12,500	—	—	—	25,000
Conrad Barend Strauss	12,500	12,500	—	—	—	25,000

Total	704,300	212,300	360,000	281,000	53,300	1,450,800

Senior Management	73,900	269,300	165,000	245,200	52,400	805,800

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A    Major Shareholders

        As of 27 August 2004 the issued share capital of Sasol Limited consisted of 671,363,425 ordinary shares including treasury shares of 60,111,477 with no par value. See "Item 10.A Share Capital". To the best of our knowledge, Sasol Limited is not directly or indirectly controlled by another corporation or the government of South Africa or any other government. Our management believes that no single person or entity holds a controlling interest in our share capital.

        In accordance with the requirements of the Companies Act of South Africa, the following beneficial shareholdings exceeding 5% in the aggregate were disclosed or established from inquiries as of 27 August 2004:

	Number of shares	% of shares
Public Investment Commissioners	88,743,282	13.2
Sasol Investment Company (Pty) Limited(1)	60,111,477	9.0
Industrial Development Corporation of South Africa Limited	53,266,887	7.9

(1)
A wholly owned subsidiary of Sasol Limited. As a result of our share repurchase program, Sasol Investment Company (Pty) Limited holds the shares as treasury stock on which no dividends are paid and no voting rights are exercised.

        Furthermore, the directors have ascertained that some of the shares registered in the names of the nominee holders are managed by various fund managers and that, as at 27 August 2004, the following funds managers were responsible for managing 2% or more of the share capital of Sasol Limited:

	Number of shares	% of shares
Old Mutual Asset Management	66,661,391	9.9
Allan Gray Limited	61,325,169	9.1
PIC Equities	56,151,412	8.4
Capital International Inc. (USA)	26,391,054	3.9
Stanlib Limited	24,010,144	3.5
Investec Asset Management	19,600,603	2.9
Sanlam Investment Managers	19,119,866	2.9
RMB Asset Management	18,282,109	2.7
Wellington Management Co. LLP (USA)	16,832,500	2.5

        Major shareholders do not have different voting rights.

        As of 31 August 2004, 35,379,312 shares, or approximately 5.3% of our share capital, were held in the form of ADRs. On the same date, 391 record holders in the United States held approximately 19% of our share capital in the form of shares or ADRs.

7.B    Related Party Transactions

        There have been no material transactions during the most recent three years, other than as described below, nor are there proposed to be any material transactions at present to which we or any of our subsidiaries are or were a party and in which any executive or independent director, or 10% shareholder, or any relative or spouse thereof or any relative of such spouse, who shared a home with this person, or who is a director or executive officer of any parent or subsidiary of ours, had or is to have a direct or indirect material interest. Furthermore, during our three most recent financial years, there has been no and at present, there is no outstanding indebtedness to us or any of our subsidiaries owed by any of our executive or independent directors or any associate thereof.

        The Group entered into transactions with related parties comprising mainly product sales and sales of raw materials. These sales are in the ordinary course of business and terms and conditions are determined on an arm's length basis. Refer also to note 26 of "Item 18: Financial statements".

7.C    Interests of Experts and Counsel

        Not applicable.

ITEM 8.    FINANCIAL INFORMATION

8.A    Consolidated Statements and Other Financial Information

        See "Item 18. Financial Statements" for a list of our financial statements, related notes and other financial information filed with this annual report on Form 20-F.

        Our total export and foreign sales, being sales exported from South Africa or made outside South Africa in 2004 amounted to R30.1 billion, representing 51.1% of our total Group turnover, compared to R32.4 billion or 50.8% in 2003.

        Our total export and foreign sales in 2003 amounted to R32.4 billion, representing 50.8% of our total Group turnover, compared to R32.9 billion or 55.1% in 2002.

        Our dividend distribution policy is to distribute increased dividends on a regular basis, to the extent permitted by our earnings. In particular, we intend to distribute dividends, provided our annual attributable earnings represent a range of 2.5 to 3.5 times the amount distributed in the form of dividends. The average rate of earnings to dividend distributions in the past ten years was approximately 3. We distribute dividends twice a year. On the declaration of a dividend, the Company includes the 12.5% tax on this dividend in its computation of the income tax expense for that period.

        For information regarding our legal proceedings see "Item 4.B Business Overview—Legal Proceedings".

8.B    Significant Changes

        On 6 February 2004, Sasol announced that Sasol Limited and Petrolium Nasional Berhad (Petronas)—the Parties—were in discussions concerning the combination of their respective interests in Sasol's Liquid Fuels Business and Engen in a joint venture to create a leading South African Liquid Fuels Business. It is envisaged that the new Sasol's Liquid Fuels Business will be effected by way of a joint venture in which the Parties will each have an equal 37.5% interest and in which BEE partners (both existing and new) will hold a combined 25% interest.

        The parties plan to conclude definitive agreements concerning the joint venture during the last quarter of 2004. A further announcement will be made at the conclusion of this process. Definitive agreements will be subject to regulatory review which it is hoped will be completed during the first quarter of 2005.

        During April 2004 30,000 bbl/d (being approximately 20% of Synfuels volume production) was sold forward for the period June 2004 to May 2005 at a weighted average price of US$31.85/bbl by way of Over the Counter (OTC) Brent crude oil swaps. During May 2004 the hedge was extended by a further 7,500 bbl/d (approximately 5% of Synfuels volume per day production) at US$35.07/bbl. Subsequent to year end a further 7,500 bbl/d at US$36.20/bbl was hedged for the period August 2004 to May 2005. The total hedging activity amounts to 45,000 bbl/d (equivalent to approximately 30% of Synfuels' production) at a weighted average Brent crude oil price of US$33.12/bbl.

        On 1 September 2004, an explosion at Sasol Polymers' ethylene plant in Secunda occurred, regrettably resulting in loss of life of ten employees and contractors and injuries. This will not affect fuel production although polymers production will be affected in the short-term. The incident is being investigated.

ITEM 9.    THE OFFER AND LISTING

9.A    Offer and Listing Details

        The following table sets forth, for the periods indicated, the reported high and low quoted closing prices for the shares on the JSE Securities Exchange and of the ADRs on NASDAQ prior to the delisting of our ADRs on 8 April 2003 from NASDAQ and our listing of our ADRs on the NYSE on 9 April 2003.

	Shares (Price per share in South African cents)		ADRs (Price per ADR in US$)
Period
	High	Low	High	Low
2000	5,500	3,400	8.75	5.50
2001	8,100	4,320	9.99	5.97
2002	13,520	6,250	12.00	7.95
2003	12,150	7,550	12.78	8.34
First quarter	12,150	8,900	11.23	8.34
Second quarter	11,800	9,120	12.48	9.89
Third quarter	10,700	8,000	12.78	9.93
Fourth quarter	9,655	7,550	12.30	10.30
2004
First quarter	9,165	7,510	12.43	10.35
Second quarter	9,720	7,970	14.96	11.80
Third quarter	11,150	9,410	15.94	14.31
Fourth quarter	10,839	9,050	16.50	13.64
April	10,839	9,400	15.87	14.74
May	10,750	9,050	15.78	13.64
June	10,440	9,610	16.50	14.73
July	10,420	9,480	18.20	15.61
August	11,780	10,300	18.06	16.31
September	12,590	11,000	19.40	16.52

9.B    Plan of Distribution

        Not applicable.

9.C    Markets

        The principal trading market for our shares is currently the JSE Securities Exchange. Our American Depositary Shares, or ADSs, are listed on the New York Stock Exchange since 9 April 2003, each representing one common ordinary share of no par value, under the symbol "SSL". The Bank of New York is acting as the Depositary for our ADSs and issues our ADRs in respect of our ADSs.

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

  •
  to market these products.

  Our Board of Directors

        Appointment, retirement and re-election of directors.    Our directors are elected by our shareholders at the annual general meeting. The Board of Directors may appoint any person qualifying as a director in terms of the South African Companies Act, either to fill a vacancy or as an addition to the Board, provided that the total number of directors does not at any time exceed the maximum of 15 directors. Directors appointed by the Board in this manner are required to retire at the next annual general meeting following their appointment, but are eligible for re-election. There is no requirement in our Articles of Association that directors must hold qualifying shares. If the number of persons nominated as directors does not exceed the number of vacancies available, then the nominated directors are deemed to have been duly elected.

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

        Any director reaching 70 years of age shall retire at the end of that year, provided that, subject to the Articles of Association, the Board may, by unanimous resolution on a year-to-year basis, extend a director's term of office until the end of the year in which the director turns 73.

        Remuneration.    In accordance with our Articles of Association, the Board of Directors has the authority to determine directors' remuneration and have delegated this authority to the Compensation Committee. The South African Code furthermore requires that proposed fees as recommended by the Board should be submitted to the shareholders in general meeting for approval prior to implementation and payment. The Companies Act prohibits loans or any form of credit or guarantee to be provided by us to any member of our Board. Our Compensation Committee determines the Group's human resources policy and the remuneration of directors and senior management. See "Item 6.C Board Practices—Board committees—The Compensation Committee".

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

        Attendance at meetings.    Beneficial shareholders whose shares are not registered in their own name, or beneficial owners who have dematerialized their shares, are required to contact the registered shareholder or their Central Securities Depository Participant (CSDP) as the case may be, for assistance to attend and vote at meetings.

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

  •
  acquisitions of our own shares; and

  •
  amendment of any rights attached to our shares.

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

        Our shareholder's meeting on 28 November 2003, granted a general approval for the buy-back of up to 10% of our shares. This authorization is valid only until our next annual general meeting and may be varied or revoked by special resolution by any general meeting of the Company at any time prior to the next annual general meeting. Share repurchases may not occur at a price higher than 10% above the weighted average of the market value of the shares for the five business days prior to the repurchase.

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

  Form and transfer of shares

        In accordance with the Share Transactions Totally Electronic (STRATE) settlement system of the JSE Securities Exchange, Sasol ordinary shares were dematerialized as of 19 November 2001. STRATE introduced the dematerialization of share certificates in a central securities depository and contractual rolling and electronic settlement. Shares traded electronically in the STRATE are settled five days after trade.

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

        South African law provides for exchange control regulations, which restrict the export of capital from the Common Monetary Area, which comprises South Africa, the Kingdoms of Lesotho, Swaziland and the Republic of Namibia. The exchange control regulations, which are administered by the Exchange Control Department of the SARB, are applied throughout the Common Monetary Area and regulate transactions involving South African residents, including natural persons and legal entities.

        The Government has from time to time stated their intentions to lift South Africa's exchange control regulations when economic conditions permit such action. In recent years, the Government has incrementally relaxed aspects of exchange control for financial institutions and individuals. However, it is impossible to predict with any certainty when the government will remove exchange controls in their entirety.

        The comments below relate to exchange controls in force at the date of this annual report. These controls are subject to change at any time without notice.

  Overseas financing and investments

        Overseas debt.    We, and our South African subsidiaries, need SARB approval to receive debt from and repay debt to non-residents of the Common Monetary Area, mainly in respect of the interest rate and terms of repayment applicable to the loan. Repayment of principal and interest on these loans is usually approved and is limited to the amount borrowed and a market-related rate of interest.

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

        Overseas investments.    Under current exchange control regulations, we, and our South African subsidiaries, can invest overseas only if the investment meets certain criteria including one of national interest, as determined by the SARB. Transfers of funds from South Africa for the purchase of shares in offshore entities or for the purchase of foreign fixed assets are not normally permitted. However, the SARB will consider transfers of funds from South Africa for foreign investment, as long as the total cost of an investment does not exceed R2 billion within the African continent and R1 billion outside the African continent. Without specific SARB approval, any amount in excess of the above limits must be financed overseas. We may also request SARB permission to utilize our total South African cash holdings to finance up to 20% of any excess cost of a new investment if the total cost of the investment exceeds the above-mentioned fund export limits (R2 billion and R1 billion for foreign investments within and outside the African continent respectively).

        The SARB also requires us to provide annual financial statements for our foreign subsidiaries and to repatriate all or, if approved by the SARB, a portion of our foreign subsidiaries' profits. Dividends received from foreign subsidiaries may qualify for an exchange control credit, which will be utilized for the funding of any approved foreign direct investment, in excess of the allowances discussed above.

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

        Transfer of shares and ADSs.    Under South African exchange control regulations, our shares and ADSs are freely transferable outside South Africa among persons who are not residents of the Common Monetary Area. Additionally, where shares are sold on the JSE Securities Exchange on behalf of our shareholders who are not residents of the Common Monetary Area, the proceeds of such sales will be freely exchangeable into foreign currency and remittable to them. Any share certificates held by non-resident shareholders will be endorsed with the words "non-resident". The same endorsement, however, will not be applicable to ADSs held by non-resident shareholders.

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

        The following summary of South African tax considerations does not address the tax consequences to a US holder that is resident in South Africa for South African tax purposes or whose holding of shares or ADSs is effectively connected with a permanent establishment in South Africa through which such US holder carries on business activities or who is not the beneficial recipient of the dividends or returns or, in the case of an individual who performs independent personal services, with a fixed base situated therein, or who is otherwise not entitled to full benefits under the Treaty.

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

  Taxation of dividends

        South Africa imposes a corporate tax known as Secondary Tax on Companies (STC) at the rate of 12.5% on the distribution of earnings in the form of dividends. STC is a recognized form of tax in terms of the Treaty, but is not a withholding tax on dividends.

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

  Taxation of gains on sale or other disposition

        Prior to 1 October 2001, in the absence of a capital gains tax, gains realized on the sale or other disposition of shares held by a US holder as a capital asset were not subject to taxation in South Africa. From 1 October 2001, South Africa imposed a tax on capital gains, which only applies to South African residents. The meaning of the word "resident" is different for individuals and corporations and is governed by the South African Income Tax Act of 1962 (the Act) and by the Treaty. In terms of the Act and the Treaty, a US holder of shares or ADSs will not be subject to capital gains tax on the disposal of securities held as capital assets unless such securities constitute the assets of a permanent establishment in South Africa through which a US holder carries out business. In contrast, gains on the disposal of securities which are not capital in nature are usually subject to income tax. However, even in the latter case, a US holder will not be subject to income tax unless the US holder carries on business in South Africa through a permanent establishment situated therein. In such a case, this gain may be subject to tax in South Africa, but only so much as is attributable to that permanent establishment for so long as it does not constitute a share buy back resulting in the purchase price being seen to be a dividend.

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

        On a subsequent registration or transfer of shares, stamp duty is generally payable for shares not sold through the JSE Securities Exchange SA and uncertificated securities tax, or UST, is generally payable for on-market transactions (shares sold through the JSE Securities Exchange SA in dematerialized form), each at 0.25% of the market value of the shares concerned. Stamp duty is payable in South Africa regardless of whether the transfer is executed within or outside South Africa. A transfer of a dematerialized share can only occur in South Africa.

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

  Summary

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

        This summary does not address all aspects of US federal income taxation that may apply to holders that are subject to special tax rules, including US expatriates, insurance companies, tax-exempt organizations, banks, financial institutions, regulated investment companies, persons subject to the alternative minimum tax, securities-broker dealers, traders in securities who elect to apply a mark-to-market method of accounting, investors that actually or constructively own 10% or more of the share capital or voting stock of Sasol, persons holding their shares or ADSs as part of a straddle, hedging transaction or conversion transaction, persons who acquired their shares or ADSs pursuant to the exercise of employee stock options or similar derivative securities or otherwise as compensation, or persons whose functional currency is not the US dollar. Such holders may be subject to US federal income tax consequences different from those set forth below.

        As used herein, the term "US holder" means a beneficial owner of shares or ADSs that is (a) a citizen or individual resident of the United States for US federal income tax purposes; (b) a corporation (or other entity treated as a corporation for US federal income tax purposes) created or organized in or under the laws of the United States or any state thereof; (c) an estate whose income is subject to US federal income taxation regardless of its source; or (d) a trust if a court within the United States can exercise primary supervision over the administration of the trust and one or more US persons are authorized to control all substantial decisions of the trust. If a partnership holds shares or ADSs, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. A partner in a partnership that holds shares or ADS, is urged to consult its own tax advisor regarding the specific tax consequences of the ownership and disposition of the shares or ADSs.

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

  Taxation of dividends

        The gross amount of any distributions, including the amount of any withholding tax thereon, paid to a US holder by Sasol will be taxable as dividend income to the US holder for US federal income tax purposes to the extent paid out of the current or accumulated earnings and profits of Sasol, as determined for US federal income tax purposes, based on the US dollar value of the distribution calculated by reference to the spot rate in effect on the date the distribution is actually or constructively received by the US holder, in the case of shares, or by the Depositary, in the case of ADSs. Distributions by Sasol in excess of current and accumulated earnings and profits will be treated first as a tax-free return on capital to the extent of a US holder's adjusted basis in the shares or ADSs, thus reducing its adjusted tax basis in such shares or ADSs, and, thereafter, as a capital gain. For foreign tax credit limitation purposes, dividends paid by Sasol generally will constitute foreign source "passive income" or, for some holders, foreign source "financial services income". Dividends paid by Sasol will not be eligible for the dividends-received deduction generally allowed to US corporations in respect of dividends received from other US corporations. At present, South Africa does not impose a withholding tax on dividends.

        The amount of any distribution paid in foreign currency will be includible in the gross income of a US holder of shares in an amount equal to the US dollar value of the foreign currency calculated by reference to the spot rate in effect on the date of receipt, regardless of whether the foreign currency is converted into US dollars. If the foreign currency is converted into US dollars on the date of receipt, a US holder of shares generally should not be required to recognize foreign currency gain or loss in respect of the dividend. If the foreign currency received in the distribution is not converted into US dollars on the date of receipt, a US holder of shares will have a basis in the foreign currency equal to its US dollar value on the date of receipt. Any gain or loss recognized upon a subsequent conversion or other disposition of the foreign currency will be treated as US source ordinary income or loss. In the case of a US holder of ADSs, the amount of any distribution paid in a foreign currency ordinarily will be converted into US dollars by the Depositary upon its receipt. Accordingly, a US holder of ADSs generally will not be required to recognize foreign currency gain or loss in respect of the distribution.

  Recent US tax law changes applicable to individuals

        Under 2003 US tax legislation, some US holders (including individuals) are eligible for reduced rates of US federal income tax (currently a maximum of 15 percent) in respect of "qualified dividend income" received in taxable years beginning after 31 December 2002 and beginning before 1 January 2009. For this purpose, qualified dividend income generally includes dividends paid by non-US corporations if, among other things, certain minimum holding periods are met by holders and either (i) the shares or the ADSs with respect to which the dividend has been paid are readily tradable on an established securities markets in the United States, or (ii) the non-US corporation is eligible for the benefits of a comprehensive US income tax treaty (such as the Treaty) which provides for the exchange of information. We currently believe that dividends paid with respect to its shares and ADSs will constitute qualified dividend income for US federal income tax purposes, provided the individual US holders of its shares and ADSs meet certain requirements. Some of the eligibility requirements for non-US corporations are not entirely certain, however, and further guidance from the Internal Revenue Service (the IRS) is anticipated. In addition, the IRS is expected to issue certification procedures whereby a non-US corporation will be required to certify as to the eligibility of its dividends for the reduced US federal income tax rates.

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

  Passive foreign investment company considerations

        We believe that we will not be classified as a Passive Foreign Investment Company (a PFIC) for US federal income tax purposes for the year ended 30 June 2004, or in future years. US holders are advised, however, that this conclusion is a factual determination that must be made annually and thus may be subject to change. If we were to be classified as a PFIC, the tax on distributions on our shares or ADSs and on any gains realized upon the disposition of shares or ADSs may be less favorable than as described herein. Furthermore, dividends paid by a PFIC are not "qualified dividend income" and are not eligible for the reduced rates of taxation for certain dividends under the recent US tax law changes. US holders should consult their own tax advisors regarding the application of the PFIC rules to their ownership of the shares or ADSs.

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

        The principal market risks (i.e. the risk of losses arising from adverse movements in market rates and prices) to which we are exposed are:

  •
  foreign exchange rates applicable on conversion of foreign currency transactions as well as on conversion of assets and liabilities to South African Rand;

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

        All forward exchange contracts and cross currency swaps are supported by underlying commitments or receivables.

        The following tables present maturity analysis of our forward exchange contracts, cross currency options and cross currency swaps at 30 June 2004:

Forward Exchange Contracts

	Expected maturity date							Fair value loss at
Rand functional currency	2005	2006	2007	2008	2009	Thereafter	Total	30 June 2004	30 June 2003

	(Rand equivalent in millions)
US$—contract amount	3,137	281	—	—	—	—	3,418	(271)	(354)
Average contractual exchange rate	6.96	—	—	—	—	—	—	—	—
Euro—contract amount	1,339	141	—	—	—	—	1,480	(154)	(45)
Average contractual exchange rate	8.81	—	—	—	—	—	—	—	—
GBP—contract amount	(44)	—	—	—	—	—	(44)	—	(3)
Average contractual exchange rate	11.00	—	—	—	—	—	—	—	—
Other currencies—contract amount	22	3	—	—	—	—	25	(11)	(10)
Buy US$/sell euro	6.25	—	—	—	—	—	—	—	—

Total	4,454	425	—	—	—	—	4,879	(436)	(412)

Cross Currency Swaps

	Expected maturity date							Fair value loss at
Cross currency swaps	2005	2006	2007	2008	2009	Thereafter	Total	30 June 2004	30 June 2003

	(Rand equivalent in millions—notional amounts)
Euro to US$ swaps	5,109	—	—	—	—	—	5,109	(663)	(383)
Other	—	—	—	—	—	362	362	(14)	—
Average contractual exchange rate	7.25	—	—	—	—	—	—	—	—

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

        The hedging transactions are linked to underlying physical deals and there are no significant losses or profits on these transactions.

        The following hedging instruments were in place in respect of crude oil futures and other raw materials at 30 June 2004:

	Expected maturity date							Fair value gain/(loss) at
	2005	2006	2007	2008	2009	Thereafter	Total	30 June 2004	30 June 2003

	(Rand equivalent in millions)
Options purchased
Oil futures (US$)	216	—	—	—	—	—	216	(9)	(6)
Other raw materials	—	—	—	—	—	—	—	—	(5)
Options sold
Call options sold (euro)	14	—	—	—	—	—	14	—	—
Put options sold (euro)	357	—	—	—	—	—	357	4	5
Swaps
Crude oil (US$)	2,532	—	—	—	—	—	2,532	(36)	—
Fuel oil (US$)	55	—	—	—	—	—	55	6	—

  Interest Rate Risk

        We monitor exposure to interest rate risk on borrowings and cash deposits on a continuous basis. At 30 June 2004, we had approximately R14,4 billion of total debt arrangements outstanding.

        The following is a breakdown of our debt arrangements and a summary of fixed versus floating interest rate exposures.

Liabilities—notional	2005	2006	2007	2008	2009	Thereafter	Total

	(Rand in millions)
Fixed rate (Rand)	1,721	89	45	2,038	45	168	4,106
Average interest rate	8.2%	11.0%	11.0%	10.5%	11.0%	11.0%
Variable rate (Rand)	4,032	370	332	368	348	1,725	7,175
Average interest rate	8.2%	9.9%	9.9%	9.9%	9.9%	9.9%
Variable rate (US$)	666	—	191	295	—	363	1,515
Average interest rate	2.4%	—	2.4%	2.4%	—	2.4%
Fixed rate (US$)	22	—	—	—	—	—	22
Average interest rate	2.2%	—	—	—	—	—
Fixed rate (euro)	110	24	100	98	—	—	332
Average interest rate	4.65%	4.65%	4.65%	4.65%	—	—
Variable rate (euro)	662	30	266	258	—	—	1,216
Average interest rate	2.6%	2.6%	2.6%	2.6%	—	—

Total	7,213	513	934	3,057	393	2,256	14,366

        We enter into interest rate derivatives, particularly "interest rate swaps" to mitigate interest rate exposures and to achieve improved predictability of cash flows on a project-by-project basis.

        The following interest rate derivative contracts were outstanding at 30 June 2004:

	Expected maturity date							Fair value gain/(loss) at
	2005	2006	2007	2008	2009	Thereafter	Total	30 June 2004

	(Rand equivalent, in millions—notional amounts)
Fixed to receive floating (US$)	435	—	—	—	—	—	435	(13)
Average pay rate	5.40	—	—	—	—	—	—	—
Fixed to receive floating (euro)	605	409	—	—	—	—	1,014	(29)
Average pay rate	4.60	—	—	—	—	—	—	—
Fixed to receive floating (Rand)	—	—	—	500	—	—	500	5
Cap	—	500	—	—	—	—	500	1
Collar	—	—	500	—	—	—	500	1

Total	1,040	409	—	500	—	—	1,949	(37)

        Our South African operations are vulnerable to adverse changes in short-term domestic interest rates, as a result of the emerging market status of the South African money markets.

        At 30 June 2004, we were exposed to changes in interest rates on R7,957 million. A change in interest rates of 100 basis points per annum would therefore have an effect of R79.6 million on our incurred interest expense.

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        Not applicable.

PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        Not applicable.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        Not applicable.

ITEM 15.    CONTROLS AND PROCEDURES

  (a)
  Disclosure Controls and Procedures

        The Company's Chief Executive and Chief Financial Officer (the "Officers"), based on the evaluation of the effectiveness of the Group's disclosure controls and procedures (required by paragraph (b) of 17 CFR 240.13a-15) as of the end of the period covered by this annual report on Form 20-F, have concluded that, as of such date, the Company's disclosure controls and procedures were effective.

  (b)
  Not applicable.

  (c)
  Not applicable.

  (d)
  Changes in Internal Control over Financial reporting.

        There were no changes in the Group's internal controls over financial reporting that occurred in the year ended 30 June 2004 that have materially affected, or are reasonably likely to affect, the Group's internal control over financial reporting.

ITEM 16.

  Item 16A. Audit Committee Financial Expert

        Mr. Warren Clewlow, an independent member of the audit committee, has been designated by our board to be our audit committee financial expert within the meaning of the Sarbanes-Oxley Act, in accordance with the Rules of the NYSE and SEC rules.

  Item 16B. Code of Ethics

        During the year, Sasol adopted a revised code of ethics (the Code), which embodies a set ethical principles and standards that all our employees, including our chief executive officer and chief financial officer, are required to apply. The principles contained in the Code have been communicated throughout the group.

        The Code commits the group to responsible corporate citizenship and to conduct its business with due regard to the interests of its stakeholders, the environment and its social responsibilities. In addition systems and processes have been implemented to ensure behavior that is consistent with the Code. It is the company's policy to comply with all applicable legal requirements as a minimum standard.

        The Code consists of four fundamental ethical principles—responsibility, honesty, fairness and respect—and 15 ethical standards. These cover such issues as bribery and corruption, fraud, insider trading, human rights and discrimination and include a commitment to conducting our business with due regard to the interests of all our stakeholders and the environment. An ethics forum has been established to monitor and report on ethics, best practice and compliance requirements, and to recommend amendments to the Code as required. Employee performance against our values, which incorporate the code of ethics, will be assessed as part of our performance appraisal system.

        An ethics reporting phone line operated by external advisors was established during the 2002 financial year. This provides an independent facility for stakeholders of our Company, including our employees, suppliers and customers, to anonymously report fraud and other crimes, deviations from the procurement policy, financial and accounting reporting irregularities and other irregularities.

        Our code of ethics has been posted on our internet website. Our website address is www.sasol.com and the Code is located on the investor relations sub-directory. Any amendment or waiver of the Code as it relates to our chief executive officer or chief financial officer will be posted on our website within five business days following such amendment or waiver.

  Item 16C. Principal Accountant Fees and Services

        The following table sets forth the aggregate audit and audit-related fees, tax fees and all other fees billed by our principal accountants (KPMG) for each of the 2004 and 2003 financial years:

	Audit fees	Audit-related fees	Tax Fees	Total
	(Rand millions)
2003	22	1	4	27
2004	32	3	2	37

        Audit fees consist of fees billed for the annual audit of the company's consolidated financial statements and the statutory financial statements of the company's subsidiaries; includes fees billed for assurance and related services that are reasonably related to the performance of the audit or reviews of the company's financial statements that are services that only an external auditor can reasonably provide.

        Audit-related fees consist, inter alia, attestation services relating to internal controls, review of documents filed with regulatory authorities, consultations concerning financial accounting and reporting standards, review of security controls and operational effectiveness of systems, due diligence related to acquisitions and employee benefit plan audits.

        Tax fees include fees billed for tax compliance services, including assistance in the preparation of original and amended tax returns; tax consultations, such as assistance in connection with tax audits and appeals, tax advice relating to acquisitions, transfer pricing, and requests for rulings or technical advice from tax authorities; tax planning services and expatriate tax compliance, consultation and planning services.

  Audit Committee Approval Policy

        In accordance with our audit committee approval policy, all audit and non-audit services performed for us by our independent accountants were approved by the audit committee of our board of directors, which concluded that the provision of such services by the independent accountants was compatible with the maintenance of that firm's independence in the conduct of its auditing functions.

        The approval policy provides for categorical approval of permissible non-audit services and requires the specific pre-approval by the audit committee, prior to engagement, of such services, other than audit services covered by the annual audit engagement letter; provided that all such fees must be less than 20% of the total audit fees for Sasol's annual audit engagement, unless otherwise directed by the audit committee. In addition, services to be provided by the independent accountants that are not within the category of approved services must be approved by the audit committee prior to engagement, regardless of the service being requested and the amount, but subject to the restriction above.

        Requests or applications for services that require specific separate approval by the audit committee are required to be submitted to the audit committee by both management and the independent accountants, and must include a detailed description of the services to be provided and a joint statement confirming that the provision of the proposed services does not impair the independence of the independent accountants.

        The audit committee has delegated the approval authority to the chairman of the Audit Committee, Mr. Brian Connellan, (and if he is unavailable, any audit committee member), provided the fee so approved is less than R1 million per service and the cumulative amount approved per annum does not exceed the guideline of 20% of the budgeted audit fees for the year, without the approval of the audit committee. Mr. Connellan shall notify any approvals to the audit committee at its next scheduled meeting. The audit committee does not delegate to management its responsibilities to approve services to be performed by the independent accountants.

  Changes of principal accountants

        In prior years, a significant subsidiary, Sasol Chemical Holdings International (Pty) Ltd (SCHI), was audited by PricewaterhouseCoopers GmbH of Hamburg, Germany (PWC), whose unqualified report was referred to by the principal accountant, KPMG, for purposes of expressing an opinion on the Group.

        With effect from 1 July 2003, management recommended to the Sasol audit committee that the principal accountants of SCHI be changed to KPMG in order to rationalize the independent accountants appointed to the Group to one firm. On 20 November 2003, the board of SCHI formally ratified the change of independent accountants from PWC to KPMG.

        KPMG confirmed with the predecessor auditors, PWC, that in connection with its audits for the two most recent fiscal years and until November 20, 2003, there had been no disagreements with PWC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of PWC would have caused them to make reference thereto in their report on the financial statements for such years.

        During the two most recent fiscal years and until November 20, 2003, there had been no reportable events (as defined in Regulation S-K Item 304(a)(1)(v)).

  Item 16D. Exemptions from the Listing Standard for Audit Committees

        Not applicable.

        Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchaser (Repurchase Program)

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Programs	Maximum Number of Shares that may yet be Purchased under the Programs
2003-07-01 to 2003-07-31	—	—	59,741,477	7,073,665
2003-08-01 to 2003-08-31	—	—	59,741,477	7,073,665
2003-09-01 to 2003-09-30	55,000	86.86	59,796,477	7,018,665
2003-10-01 to 2003-10-31	115,000	88.14	59,911,477	6,903,665
2003-11-01 to 2003-11-30	100,000	88.27	60,011,477	6,968,980
2003-12-01 to 2003-12-31	100,000	91.34	60,111,477	6,868,980
2004-01-01 to 2004-01-31	—	—	60,111,477	6,868,980
2004-02-01 to 2004-02-28	—	—	60,111,477	6,868,980
2004-03-01 to 2004-03-31	—	—	60,111,477	6,868,980
2004-04-01 to 2004-04-30	—	—	60,111,477	6,868,980
2004-05-01 to 2003-05-31	—	—	60,111,477	6,868,980
2004-06-01 to 2004-06-30	—	—	60,111,477	6,868,980

a.
The company was authorized on 29 November 2002, which was renewed 28 November 2003, to undertake a repurchase of issued securities limited to a maximum of 10% of the company's issued securities at the time that the authority was granted. For more information on the general requirements for trading in own shares refer to "Item 10.B Memorandum and Articles of Association"

b.
Any acquisition must not be made at a price more than 10% above the weighted average of the market value of the securities for the 5 business days immediately preceding the date of such acquisition.

c.
The authority granted to the directors to acquire the company's issued securities is valid only until the company's next annual general meeting and shall not extend beyond 15 months from the date of the previous authorization.

d.
No plan or program has expired during the period.

e.
No program is intended to terminate prior to the expiration date.

PART III

ITEM 17.    FINANCIAL STATEMENTS

        Not applicable.

ITEM 18.    FINANCIAL STATEMENTS

        The following consolidated financial statements, together with the auditors' reports of KPMG Inc and the other accountants are filed as part of this annual report on Form 20-F:

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
30 JUNE 2004, 30 JUNE 2003 AND 30 JUNE 2002

ITEM 19.    EXHIBITS

1.1
Memorandum of Association of Sasol Limited*

1.2
Articles of Association of Sasol Limited*

4.1
Management Share Incentive Scheme*

8.1
List of Subsidiaries

12.1
Certification of Pieter Vogel Cox, Chief Executive of Sasol Limited pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2
Certification of Trevor Stewart Munday, Chief Financial Officer of Sasol Limited pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1
Certification of Pieter Vogel Cox, Chief Executive of Sasol Limited and Trevor Stewart Munday, Chief Financial Officer of Sasol Limited pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*
Incorporated by reference to our registration statement on Form 20-F filed on 6 March 2003.

KPMG Inc KPMG Crescent 85 Empire Road, Parktown, 2193 Private Bag 9, Parkview, 2122, South Africa	Telephone +27 (11) 647 7111 Fax +27 (11) 647 8000 Docex 472 Johannesburg Internet http://www.kpmg.co.za/

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Sasol Limited:

We have audited the accompanying consolidated balance sheets of Sasol Limited and its subsidiaries (Group) as of 30 June 2004 and 30 June 2003, and the related consolidated income statements, statements of comprehensive income and changes in shareholders' equity and cash flows for each of the years in the three-year period ended 30 June 2004. These consolidated financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of Sasol Chemical Holdings International (Pty) Limited, a wholly-owned subsidiary, for the years ended 30 June 2003 and 30 June 2002, which statements reflect total assets constituting 24 percent in 2003 and total turnover constituting 34 percent and 38 percent in the years ended 30 June 2003 and 30 June 2002, respectively, of the related consolidated totals. The financial statements of Sasol Chemical Holdings International (Pty) Limited for the years ended 30 June 2003 and 30 June 2002 were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Sasol Chemical Holdings International (Pty) Limited for these two years, is based solely on the report of the other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The report of the other auditors on the 2003 and 2002 financial statements of Sasol Chemical Holdings International (Pty) Limited, presented herein, includes an explanatory paragraph with respect to the restatement of Sasol Chemical Holdings International (Pty) Limited's 2002 financial statements to eliminate a tax benefit of R47.2 million attributable to the reversal of a deferred tax valuation allowance related to a purchased entity and record it as a reduction of intangible assets. As discussed in note 2 to the financial statements, Group management has concluded that the effect of such restatement is not material to the consolidated shareholders' equity or consolidated results of operations of Sasol Limited and its subsidiaries and, accordingly has not restated the accompanying consolidated financial statements of Sasol Limited and its subsidiaries as of and for the year ended 30 June 2002.

In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sasol Limited and its subsidiaries as of 30 June 2004 and 30 June 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended 30 June 2004, in conformity with accounting principles generally accepted in the United States of America.

KPMG Inc.
Registered Accountants and Auditors

Johannesburg, South Africa
12 October 2004

A van der Lith Director	LP Fourie Director

KPMG Inc., a company incorporated under the South African Companies Act, is a member of KPMG International, a Swiss cooperative.	Policy Board: RM Kgosana (Chairman) TW Grieve (Chief Executive) TH Bashall BG Bauer DC Duffield J Geel A Hari D Jackson
TJ Louw GI Maile AM Mokgabudi S Naidoo M Reed YGH Suleman D Van Heerden JM Vice

The Company's principal place of business is at KPMG Crescent,
85 Empire Road, Parktown, where a list of the directors' names is available for inspection.

Registration number 1999/021543/21

To the Board of
Directors and Shareholders of
Sasol Chemical Holdings International
(Pty) Limited

Report of Independent Auditors

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and comprehensive income, of changes in shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Sasol Chemical Holdings International (Pty) Limited and its subsidiaries (the "Company") at June 30, 2003, 2002, 2001 and the results of their operations and their cash flows for the years ended June 30, 2003 and 2002 and for the four month period ended June 30, 2001, in conformity with accounting principles generally accepted in the United States of America. "These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2, the Company has restated its 2002 financial statements to eliminate the tax benefit of Rand 47.2 million attributable to the reversal of a deferred tax valuation allowance related to a purchased entity and record it as a reduction of intangible assets.

Hamburg,
September 30, 2003

GmbH
Wirtschaftsprüfungsgesellschaft

M. McLean Wirtschaftsprüfer (German Public Accountant) Chartered Accountant	R. Schulz Wirtschaftsprüfer (German Public Accountant)

SASOL LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS

for the years ended

	Note	30 June 2004	30 June 2004	30 June 2003	30 June 2002

		(US$ in millions)* (Unaudited)	(Rand in millions)
Sale of products		8,858	57,973	62,509	54,004
Services rendered		79	517	502	1,358
Commission and marketing income		49	318	758	305

Turnover		8,986	58,808	63,769	55,667
Other operating income		50	332	603	1,221
Net foreign exchange (losses)/gains		(193)	(1,266)	(2,437)	620
Cost of sales		(5,698)	(37,288)	(38,415)	(30,949)
Cost of services rendered		(77)	(502)	(475)	(569)
Selling and distribution costs		(739)	(4,837)	(4,976)	(4,296)
Administrative expenses		(551)	(3,605)	(4,402)	(4,265)
Other operating expenses		(444)	(2,903)	(2,656)	(3,205)

Operating costs and expenses		(7,509)	(49,135)	(50,924)	(43,284)

Operating profit	5	1,334	8,739	11,011	14,224
Other income/(expenses)
Dividends received		2	14	14	3
Interest received		28	183	193	226
Finance costs	6	(56)	(368)	(271)	(275)
Gain arising from issuance of subsidiary's shares	4	17	108	—	—

Income before tax, (losses)/earnings of equity accounted investees and minority interest		1,325	8,676	10,947	14,178
Income tax	7	(485)	(3,177)	(3,915)	(4,723)

Income after tax, but before (losses)/earnings of equity accounted investees and minority interest		840	5,499	7,032	9,455
(Losses)/earnings of equity accounted investees		(7)	(49)	(47)	35
Minority interest		(14)	(92)	(170)	(56)

Earnings attributable to shareholders before cumulative effect of change in method of accounting		819	5,358	6,815	9,434
Change in method of accounting for asset retirement obligations, net of tax of R227 million		—	—	529	—

Earnings attributable to shareholders after cumulative effect of change in method of accounting		819	5,358	7,344	9,434

Basic earnings per share (cents)
Earnings per share before cumulative effect of change in method of accounting	8	134	878	1,119	1,540
Change in method of accounting for asset retirement obligations		—	—	87	—
Earnings per share after cumulative effect of change in method of accounting		134	878	1,206	1,540
Diluted earnings per share (cents)
Diluted earnings per share before cumulative effect of change in method of accounting	8	133	870	1,100	1,509
Change in method of accounting for asset retirement obligations		—	—	85	—
Diluted earnings per share after cumulative effect of change in method of accounting		133	870	1,185	1,509
Earnings attributable to shareholders had the change in method of accounting for asset retirement obligations been applied retrospectively
Earning attributable to shareholders					9,452
Basic earnings per share (cents)					1,543
Diluted earnings per share (cents)					1,512

*
US Dollar information has been presented for the year ended 30 June 2004 on an unaudited basis solely for the convenience of the reader and is computed at the noon buying rate for customs purposes of 1US$/6.545 Rand, as reported by the Federal Reserve Bank of New York on 14 October 2004.

The accompanying notes form an integral part of these consolidated financial statements.

SASOL LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

at

	Note	30 June 2004	30 June 2004	30 June 2003

		(US$ in millions)* (Unaudited)	(Rand in millions)
Assets
Current assets
Cash and cash equivalents	9	215	1,410	3,207
Cash restricted for use	9	142	930	854
Trade, other receivables and prepaid expenses	10	1,589	10,397	10,171
Inventories	11	1,216	7,959	8,422
Deferred tax	7	1	5	59

Total current assets		3,163	20,701	22,713

Non-current assets
Investments in securities	12	56	369	679
Investments in equity accounted investees	13	640	4,189	2,467
Prepaid pension asset	22	89	583	—
Long-term receivables		101	663	581
Goodwill and intangible assets	14	348	2,278	2,690
Property, plant and equipment	15	6,068	39,720	38,478
Deferred tax	7	40	262	297

Total non-current assets		7,342	48,064	45,192

Total assets		10,505	68,765	67,905

Liabilities and shareholders' equity
Current liabilities
Bank overdraft		11	74	155
Trade payables		634	4,148	4,468
Accrued expenses and other obligations	16	892	5,840	4,987
Short-term debt	17	1,091	7,139	9,486
Income tax payable		—	2	539
Deferred tax	7	25	165	14

Total current liabilities		2,653	17,368	19,649
Non-current liabilities
Long-term obligations, net of current portion	18	296	1,940	2,011
Long-term debt, net of current portion	19	1,093	7,153	4,219
Post-retirement healthcare	22	374	2,449	2,075
Pension liability	22	161	1,054	1,350
Deferred tax	7	729	4,772	5,335

Total non-current liabilities		2,653	17,368	14,990

Total liabilities		5,306	34,736	34,639
Minority interests in consolidated subsidiaries		55	360	473
Shareholders' equity
Stated share capital—1,175,000,000 authorised ordinary shares of no par value. 671,271,425 shares (2003—668,798,425 shares) in issue and outstanding	20	455	2,976	2,842
Treasury stock—60,111,477 shares (2003—59,741,477 shares)	20	(557)	(3,647)	(3,614)
Retained earnings		5,665	37,080	34,470
Accumulated other comprehensive loss		(419)	(2,740)	(905)

Shareholders' equity		5,144	33,669	32,793

Total liabilities and shareholders' equity		10,505	68,765	67,905

Commitments and contingencies—see note 21

*
US Dollar information has been presented at 30 June 2004 on an unaudited basis solely for the convenience of the reader and is computed at the noon buying rate for customs purposes of 1US$/6.545 Rand, as reported by the Federal Reserve Bank of New York on 14 October 2004.

The accompanying notes form an integral part of these consolidated financial statements.

SASOL LIMITED AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
for the years ended 30 June 2004, 30 June 2003 and 30 June 2002

	Common Stock
	Number of ordinary shares issued	Stated share capital	Treasury stock	Retained earnings	Accumulated other comprehensive (loss)/income	Total shareholders' equity	Total shareholders' equity

		(Rand in millions)					(US$ in millions)* (Unaudited)
Balance as of 25 June 2001	664,979,525	2,648	(2,409)	22,851	288	23,378
Earnings attributable to shareholders	—	—	—	9,434	—	9,434
Foreign currency translation adjustments, net of tax	—	—	—	—	1,395	1,395
Unrealized holding losses from cash flow hedging activity, net of tax	—	—	—	—	(43)	(43)
Cash dividend payments	—	—	—	(2,324)	—	(2,324)
Share options exercised	1,889,200	76	—	—	—	76
Acquisition of treasury stock	—	—	(1,020)	—	—	(1,020)
Share option compensation	—	48	—	—	—	48

Balance as of 30 June 2002	666,868,725	2,772	(3,429)	29,961	1,640	30,944
Earnings attributable to shareholders	—	—	—	7,344	—	7,344
Foreign currency translation adjustments, net of tax	—	—	—	—	(1,902)	(1,902)
Unrealized holding losses from cash flow hedging activity, net of tax	—	—	—	—	(308)	(308)
Minimum pension liability adjustment	—	—	—	—	(335)	(335)
Cash dividend payments	—	—	—	(2,835)	—	(2,835)
Share options exercised	1,929,700	77	—	—	—	77
Acquisition of treasury stock	—	—	(185)	—	—	(185)
Share option income	—	(7)	—	—	—	(7)

Balance as of 30 June 2003	668,798,425	2,842	(3,614)	34,470	(905)	32,793	5,010
Earnings attributable to shareholders	—	—	—	5,358	—	5,358	819
Foreign currency translation adjustments, net of tax	—	—	—	—	(1,084)	(1,084)	(166)
Realised and unrealised holding losses from cash flow hedging activity, net of tax	—	—	—	—	(1,086)	(1,086)	(166)
Minimum pension liability adjustment, net of tax	—	—	—	—	335	335	51
Cash dividend payments	—		—	(2,748)	—	(2,748)	(420)
Share options exercised	2,473,000	109	—	—	—	109	17
Acquisition of treasury stock	—	—	(33)	—	—	(33)	(5)
Stock based compensation	—	25	—	—	—	25	4

Balance as of 30 June 2004	671,271,425	2,976	(3,647)	37,080	(2,740)	33,669	5,144

*
US Dollar information has been presented for the year ended 30 June 2004 on an unaudited basis solely for the convenience of the reader and is computed at the noon buying rate for customs purposes of 1 US$/6.545 Rand, as reported by the Federal Reserve Bank of New York on 14 October 2004.

The accompanying notes form an integral part of these consolidated financial statements.

SASOL LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

for the years ended

	30 June 2004	30 June 2004	30 June 2003	30 June 2002

	(US$ in millions)* (Unaudited)	(Rand in millions)
Cash flows from operating activities:
Earnings attributable to shareholders	819	5,358	7,344	9,434
Adjustments for non-cash items
Amortisation of intangible assets	75	493	349	146
Asset impairment charges	43	284	58	191
Deferred tax	(46)	(299)	341	(18)
Gain on issuance of subsidiary's shares	(17)	(108)	—	—
Capitalised exploration costs written off	23	153	—	—
Depreciation of property, plant and equipment	668	4,372	4,165	3,784
Net income of equity accounted investees	11	72	114	(16)
(Gain)/loss on disposal of non-current assets	(25)	(165)	(9)	7
Loss on disposal of equity accounted investees	4	27	—	—
Gain on disposal of businesses	(12)	(78)	—	—
Minority interest	14	92	170	56
Net movement in provision for doubtful accounts	7	44	(90)	(52)
Net movement in provision for inventory obsolescence	(17)	(111)	5	(13)
Provision for repayment of guarantee	—	—	—	205
Stock based compensation/(income)	4	25	(7)	48
Write down of inventory	9	62	44	43
Increase/(decrease) in long-term obligations, net of current portion	60	394	(557)	995
Increase in post-retirement healthcare	78	516	414	291
Net increase in pension liability and pre-paid pension asset	39	261	822	212
Translation of net investment in foreign entities	(87)	(570)	(345)	(202)
Changes in operating assets and liabilities, net of acquisitions
(Increase)/decrease in cash restricted for use	(20)	(131)	1,387	(1,196)
(Increase)/decrease in trade and other receivables	(244)	(1,598)	(57)	1,372
Increase in inventories	(17)	(108)	(206)	(185)
Increase/(decrease) in trade payables, accrued expenses and other obligations	290	1,897	201	(1,197)
Decrease in deferred revenue	—	—	(5)	(63)
Cash utilised to settle long-term obligations	(67)	(441)	(837)	(1,182)
Benefits paid in respect of post-retirement healthcare	(11)	(75)	(77)	(81)
Employer contributions to pension funds	(23)	(151)	(142)	(104)
(Decrease)/increase in income tax payable	(80)	(529)	(1,689)	44

Net cash provided by operating activities	1,478	9,686	11,393	12,519
Cash flows utilised in investing activities:
Purchase of property, plant and equipment	(1,284)	(8,405)	(8,861)	(7,247)
Purchase of intangible assets	(72)	(474)	(921)	(511)
Capitalised interest	(166)	(1,082)	(1,008)	(561)
Proceeds from sale of non-current assets	114	747	360	150
(Increase)/decrease in long-term receivables	(15)	(101)	851	233
Acquisition of businesses, net of cash acquired	(38)	(247)	(505)	—
Disposal of businesses	39	254	—	—
Investment in equity accounted investees	(57)	(376)	(1,035)	(763)
Disposal/(acquisition) of marketable securities and other investments	1	7	(34)	(400)

Net cash utilised in investing activities	(1,478)	(9,677)	(11,153)	(9,099)
Cash flows (utilised by)/generated from financing activities
Proceeds from borrowings	1,824	11,932	8,105	—
Repayment of debt	(1,648)	(10,789)	(3,339)	(807)
Distributions to minority interest holders	(31)	(200)	(44)	(11)
Contributions from minority interest holders	11	75	10	—
Proceeds from share options exercised	17	109	77	76
Purchase of treasury stock	(5)	(33)	(185)	(1,020)
Payment of dividends	(420)	(2,748)	(2,835)	(2,324)
(Decrease)/increase in bank overdraft	(11)	(75)	112	44

Net cash (utilised by)/generated from financing activities	(263)	(1,729)	1,901	(4,042)
Effect of foreign exchange rate changes on cash	(12)	(77)	(225)	695

Net (decrease)/increase in cash and cash equivalents	(275)	(1,797)	1,916	73
Cash and cash equivalents at beginning of year	490	3,207	1,291	1,218

Cash and cash equivalents at end of year	215	1,410	3,207	1,291

*
US Dollar information has been presented for the year ended 30 June 2004 on an unaudited basis solely for the convenience of the reader and is computed at the noon buying rate for customs purposes of 1 US$/6.545 Rand, as reported by the Federal Reserve Bank of New York on 14 October 2004.

The accompanying notes form an integral part of these consolidated financial statements.

SASOL LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

for the years ended

	30 June 2004	30 June 2004	30 June 2003	30 June 2002

	(US$ in millions)* (Unaudited)	(Rand in millions)
Comprehensive income
Earnings attributable to shareholders after cumulative effect of change in method of accounting	819	5,358	7,344	9,434
Other comprehensive (loss)/income
Translation of foreign operations with a functional currency other than the rand, net of tax of R5 million (2003—R39 million, 2002—R124 million)	(166)	(1,084)	(1,902)	1,395
Realised and unrealised holding losses from cash flow hedging activities, net of tax of R164 million (2003—R25 million, 2002—R22 million)	(166)	(1,086)	(308)	(43)
Minimum pension liability adjustment, net of tax of R168 million (2003—R168 million)	51	335	(335)	—

Net movement per statements of changes in shareholders' equity	(281)	(1,835)	(2,545)	1,352

Comprehensive income	538	3,523	4,799	10,786

*
US Dollar information has been presented for the year ended 30 June 2004 on an unaudited basis solely for the convenience of the reader and is computed at the noon buying rate for customs purposes of 1 US$/6.545 Rand, as reported by the Federal Reserve Bank of New York on 14 October 2004.

The accompanying notes form an integral part of these consolidated financial statements.

SASOL LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.     Nature of Business and Organisation

        Sasol Limited, the holding company of the Group, is domiciled in the Republic of South Africa and was listed on the JSE Securities Exchange South Africa (JSE) on 31 October 1979 and the New York Stock Exchange (NYSE) on 9 April 2003.

        Sasol is a South African based integrated international oil and gas group, with substantial chemical interests worldwide. We provide liquid fuels in South Africa and are an international producer of chemicals. The Group uses in-house technology for the commercial production of synthetic fuels and chemicals from low-grade coal and manufacture over 200 fuel and chemical products, which we sell in more than 90 countries. The Group also operates coal mines and have recently completed our natural gas pipeline to provide feedstock for our synthetic fuel and chemical plants, manufacture and market synthetic gas. The Group operates the only inland crude oil refinery in South Africa which refines international crude oil into liquid fuels in South Africa and retails liquid fuels and lubricants through a growing network of Sasol retail convenience centres. During 2004 Sasol began to supply natural gas produced in Mozambique both to customers and its petrochemical plants in South Africa. Sasol is also developing two gas-to-liquids fuel joint ventures in Qatar and Nigeria.

2.     Significant Accounting Policies

        The following accounting policies were applied by the Group in the preparation of its consolidated financial statements at and for the financial years ended 30 June 2004, 30 June 2003 and 30 June 2002.

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

Subsidiaries

        Companies in which the Group is the primary beneficiary of a variable interest entity or owns more than 50% of the voting rights, except where minority shareholders retain substantive participating rights, are classified as subsidiaries. Entities in which the Group owns more than 50% of the voting rights, but minority shareholders retain substantive participating rights, are accounted for according to the equity method of accounting. The results of any subsidiary acquired or disposed of during the year are consolidated from the acquisition date or up to the disposal date.

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

        Investments in associates and joint ventures are accounted for by using the equity method. Subsequent to the acquisition date, the Group's share of profits or losses of associates and joint ventures is recognised in the income statement as equity accounted earnings and its share of movements in equity reserves is recognised directly in the statement of changes in shareholders' equity statement. All cumulative post-acquisition movements in the equity of associates and joint ventures are adjusted against the cost of the investment.

        Goodwill relating to associates and joint ventures is included in the carrying value of the Group's investment in those entities. In accordance with Statement of Financial Accounting Standards (SFAS) 142, Goodwill and Other Intangible Assets, goodwill on these investments is no longer amortised. The total carrying value including goodwill is evaluated for impairment when conditions indicate that a decline in fair value below the carrying amount is other than temporary or at least annually on 31 March. When impaired, the carrying value of the Group's investment in those entities is written down to its estimated fair value. The Group's share of results of equity accounted investees, that have financial years within three months of the fiscal year-end of the Group, is included in the consolidated financial statements based on the results reported by those investees for their financial years. There were no significant adjustments required to be made in respect of equity accounted investees which have financial years that are different to those of the Group.

Foreign currency

        The reporting currency of the Group is the rand.

        The exchange rates used in preparation of the consolidated financial statements were as follows:

	Rate	30 June 2004	30 June 2003	30 June 2002

Rand/US dollar exchange rate	Closing	6.21	7.50	10.27
	Average	6.88	9.03	10.13
Rand/euro exchange rate	Closing	7.57	8.63	10.19
	Average	8.19	9.41	9.08

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

        On sale of an investment in a foreign entity, the related cumulative foreign currency translation included in shareholders' equity is recognised in the income statement.

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

Translation of foreign currency transactions

        Transactions in foreign currencies are translated into the functional currency of the entity at the rate of exchange ruling at the transaction date.

        Monetary assets and liabilities in foreign currencies are translated into the functional currency of the entity at the closing rate of exchange ruling at the balance sheet date.

        Foreign exchange differences arising from the translation of monetary assets and liabilities are recognised in the income statement in the year in which the difference arises.

Cash and cash equivalents

        Cash and cash equivalents comprise cash on hand, demand deposits and short-term, liquid investments with a maturity of three months or less at the date of purchase. Cash and cash equivalents are stated at cost, which approximates fair value. Cash which is subject to restrictions has been classified separately on the face of the balance sheet.

Property, plant and equipment

        Property, plant and equipment is stated at cost, less accumulated depreciation and impairment. Land is not depreciated.

        Coal mining assets comprise assets utilised over the life-of-mine and other coal mining assets utilised in mining operations. Life-of-mine assets are depreciated using the units-of-production method over proven and probable reserves, not exceeding the estimated useful life of the mine. Other coal mining assets are depreciated on the straight line method over their estimated useful lives.

        Other property, plant and equipment is depreciated on the straight-line method over its estimated useful life. The depreciation rates applied are described in Note 15.

        The cost of self-constructed assets includes expenditure on materials, direct labour and an appropriate portion of project overheads. Expenditure incurred to replace or modify a significant component of plant is capitalised and any remaining book value of the component replaced is written off immediately. All other expenditure on plant renewal is expensed as incurred.

        Asset retirement costs are recognised as liabilities and a corresponding amount is added to the carrying value of the asset and depreciated on a straight line basis over the estimated useful lives of the assets. Where asset retirement costs relate to coal mining assets, the carrying amount is depreciated using the units-of-production method over proven and probable reserves, not exceeding the estimated useful life of the mine.

        Assets leased under capital lease agreements are capitalised as property, plant and equipment with the equivalent amount being shown as a capital lease liability. The amount capitalised is the lower of the fair value of the leased asset and the present value of the minimum lease payments at the inception of the lease. Lease payments are allocated between capital repayments and interest is recognised in the income statement using the effective interest rate method. Capitalised leased assets are depreciated either over the lease period or the estimated useful life of the leased asset based on the lease terms.

Exploration and development

Mining

        Mining exploration costs are expensed as incurred until completion of a final feasibility study supporting proven and probable reserves. Mining exploration costs incurred subsequent to proven and probable reserves being identified are capitalised.

        Expenditure in respect of producing mines or development properties is capitalised only when excavation or drilling has occurred to extend reserves or further delineate existing proven and probable reserves.

Oil and gas

        The successful efforts method is used to account for oil and gas exploration activities. Exploratory well and related drilling costs are capitalised pending further evaluation of whether proven reserves have been found.

        Oil and gas reserves are classified as proven when ,upon analysis of geologic and engineering data, it appear with reasonable certainty to be recoverable in the future from known oil and gas reservoirs under existing economic and operating conditions.

        On completion of drilling, an exploratory well may be determined to have found oil and gas reserves, but classification of those reserves as proved depends on whether a major capital expenditure can be justified which, in turn, depends on whether additional exploratory wells find a sufficient quantity of additional reserves. The cost of drilling the exploratory well shall continue to be carried as an asset pending determination of whether proved reserves have been found only as long as the following conditions are met:

  •
  The well has found a sufficient quantity of reserves to justify its completion as a producing well if the required capital expenditure is made.

  •
  Drilling of the additional exploratory wells is under way or firmly planned for the near future.

        Progress in this regard is reassessed annually to ensure progress is sufficient to justify carrying the cost as an asset. In all other cases, exploratory wells not meeting the criteria for proven reserves within one year of well completion are recognised in the income statement.

        Geological and geophysical costs, costs relating to dry exploratory wells and the costs of carrying and retaining undeveloped properties are recognised in the income statement as incurred.

        Costs incurred to drill and equip development wells on proved properties are capitalised.

        Amortisation of capitalised exploration and development is based on the units-of-production method on a field-by-field basis using estimated proved developed oil and gas reserves.

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

Goodwill and intangible assets

Goodwill

        Goodwill is stated at cost. In accordance with SFAS 142, goodwill is no longer amortised. Prior to the adoption of SFAS 142 on 1 July 2002, goodwill derived from acquisitions that were completed before 1 July 2001 was capitalised and amortised on a straight-line basis over its estimated useful life, not exceeding twenty years. Goodwill acquired in business combinations after 30 June 2001 was not amortised. Goodwill acquired in business combinations that were completed before 1 July 2001 was amortised until 30 June 2002. In accordance with SFAS 142, goodwill is tested for impairment at the reporting unit level on an annual basis on 31 March, or more frequently if the Group believes indicators of impairment exist. The performance of the test involves a two tier process. The first step of the impairment test involves comparing the fair value of the reporting unit with the reporting unit's carrying amount, including goodwill. The fair value of the reporting unit is determined based on estimated future discounted cash flows. If the carrying amount of the reporting unit exceeds the reporting unit's fair value, we perform the second step of the goodwill impairment test to determine the amount of the impairment loss. The second step of the goodwill impairment test involves comparing the implied fair value of our reporting unit's goodwill with the carrying amount of that goodwill.

Intangible assets

        Amortisable intangible assets are stated at cost and are amortised over their respective estimated useful lives on a straight-line basis. Amortisation rates are described in Note 14.

        In accordance with SFAS 142, intangible assets with an indefinite useful life are no longer amortised.

        In accordance with SFAS 142, intangible assets with an indefinite life are reviewed for impairment at least annually on 31 March or whenever events or changes in circumstances indicate that the carrying amount of an asset or group of assets may not be recoverable. Recoverability of an asset or asset group is assessed by comparing the carrying amount of an asset or group of assets to the estimated future undiscounted net cash flows of the asset or group of assets. If an asset or asset group is considered to be impaired, the impairment recognised is measured as the amount by which the carrying amount of the asset or group of assets exceeds the discounted future cash flows expected to be derived from that asset or group of assets.

        Further details relating to the impairment assessment of intangible assets are provided in the accounting policy on Impairment of long lived assets.

Software

        Purchased software and the direct costs associated with the customisation and installation thereof are capitalised and amortised on a straight-line basis from the date of commissioning over its expected useful life of three years.

        Software development costs not qualifying for capitalization are recognised in the income statement as incurred.

Patents and trademarks

        Purchased patents and trademarks are capitalised and amortised on a straight-line basis over their estimated useful lives. Expenditure incurred to extend the life of patents or trademarks is capitalised and amortised over the remaining estimated useful life of the assets. All other expenditure is recognised in the income statement as incurred.

Asset retirement obligations

        The fair value of obligations relating to dismantling and restoring production sites, in accordance with the local regulatory requirements, is accrued as the obligation arises, if estimable, concurrent with the recognition of an increase in the related asset's carrying value. The increase in the related asset's carrying value is depreciated over its estimated useful life. Fair value is determined by discounting estimated future cash flows at a discount rate at the time of initial recognition, which reflects the terms of the obligation adjusted for the entity's credit risk. The discount associated with the liability is accreted as a charge to income over the period leading up to the expected timing of the cash flow.

Business combinations

        Acquisitions made by the Group are accounted for using the purchase method, in terms of which assets acquired and liabilities assumed are recorded at fair value, reflecting their condition at the acquisition date. The excess of the cost of an acquisition over the fair value of the Group's interest in the net identifiable tangible and intangible assets of an entity acquired at the acquisition date is recognised as goodwill.

Sale of shares by a subsidiary

        When a subsidiary sells additional shares to external parties, the Group's percentage ownership interest in that subsidiary decreases. In the event the selling price per share is more or less than the Group's average carrying amount per share, there is a gain or loss which is recognised in the income statement in the period the change of interest transaction occurs, as long as the transaction does not form part of a broader corporate reorganisation of the Group.

Investments in securities

        Investments in marketable equity and debt securities are classified into one of three categories, namely held-to-maturity, available-for-sale, or trading securities.

        Investments in debt securities that the Group has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and stated at amortised cost in the balance sheet.

        Marketable equity and debt securities that are purchased and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with changes in fair value recognised in the income statement. The Group had no trading securities at 30 June 2004 and 30 June 2003.

        Marketable equity or debt securities not classified as either held-to-maturity or trading securities are classified as available-for-sale securities and stated at fair value, with changes in fair value, net of related taxes included in the statement of other comprehensive income. If the investment is disposed of, the cumulative change in fair value in respect of that investment is recognised in the income statement. Unrealised losses, to the extent they arise from a decline in fair value that is assessed to be other than temporary, are recognised in the income statement.

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

        Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or group of assets may not be recoverable. Recoverability of an asset or asset group is assessed by comparing the carrying amount of the asset or group of assets to the estimated future undiscounted net cash flows of the asset or group of assets. If an asset or asset group is considered to be impaired, the impairment recognised is measured as the amount by which the carrying amount of the asset or group of assets exceeds the discounted future cash flows expected to be derived from that asset or group of assets.

        When we decide to exit or sell a long-lived asset or group of assets and the asset or group of assets meets the requirements to be classified as assets held for sale, we adjust the carrying value of these assets downward, if necessary, to the estimated sales price, less costs to sell and reclassify the long-lived asset or group of assets as held for sale.

Inventories

        Inventories are valued at the lower of cost and market value. Cost includes expenditure incurred in acquiring and transporting the inventory to its present location. Cost is determined as follows:

Crude oil and other raw materials	First-in-first-out method (FIFO)
Process, maintenance and other materials	Weighted average purchase price
Work-in-progress	Allocation of direct labour, an appropriate portion of overhead and material costs incurred
Manufactured products	Production cost using the FIFO method
Consignment inventory	Production cost using the FIFO method

Trade and other receivables

        Trade and other receivables are stated at cost less provision for doubtful debts. Bad debts are recognised in the income statement during the year in which they are identified.

Contingent obligations

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

Comprehensive income

        Comprehensive income represents changes in shareholders' equity, excluding investments by and distributions to shareholders. The Group's comprehensive income comprises attributable earnings, foreign currency translation adjustments, changes in the fair value of derivative instruments designated as cash flow hedges and the minimum pension liability adjustments.

Dividends payable

        Dividends payable are recognised as a liability when declared.

Income tax

Deferred income taxes

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

Secondary Taxation on Companies (STC)

        STC is a tax levied by the South African Revenue Services on dividends declared and becomes payable on declaration of a dividend by a South African entity. STC is recognised in the income statement when the related dividend is declared.

Turnover

        Turnover is realised and earned when title and the risks and rewards of ownership have been transferred to the buyer and all of the following criteria have been met:

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

Derivative instruments

        SFAS 133, Accounting for Derivative Instruments and Hedging Activities (as amended by SFAS 137, SFAS 138 and SFAS 149) requires that all derivative instruments are stated as assets or liabilities on the balance sheet at fair value, regardless of the purpose or intent for holding them.

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

        Further information on the Group's financial instruments is included in Note 24.

Employee benefits

Pension plans

        The Group operates defined benefit and defined contribution pension plans for its employees. Contributions to defined contribution pension plans are recognised in the income statement as incurred. Any amounts due but not paid are stated in the balance sheet as a liability.

        Defined benefit plan pension expenses are calculated and recognised in the income statement, in accordance with SFAS 87—Employers' Accounting for Pensions. The projected unit credit method is used to determine the accrued benefit obligations based on completed service and to value the plans' assets at fair value.

        Independent actuarial valuations are prepared annually using a market-related discount rate and an individual best-estimate approach for the other assumptions that are pertinent to valuing the accrued obligations. The actuarial gains and losses, that emerge when individual plans' performance differs from the assumptions made, are accumulated and amortised if they exceed 10% of the greater of the projected benefit obligation or the market-related value of plan assets of the associated plan at the beginning of the year. Prior service costs or credits that arise from plan amendments are amortised by assigning an equal amount to each future period of service of each employee active at the date of the amendment who is expected to receive benefits under the plan. Where all or almost all of the plans' participants are inactive, the costs of retroactive plan amendments are amortised based on the remaining life expectancy of those participants.

        The amount recorded in the balance sheet is the accumulated difference between the pension expense and the contributions paid in respect of that plan. The balance sheet provision or prepayment will differ from the funded status of the plan to the extent that there are unamortised actuarial gains or losses or unamortised prior service costs or credits.

        The Group records a non-cash charge to accumulated other comprehensive income to recognise any additional minimum pension liability in accordance with SFAS No. 87, Employers' Accounting for Pensions (SFAS 87), which requires that a liability be recognized at year end in an amount equal to the amount by which the accumulated benefit obligation (ABO) exceeds the fair value of the defined benefit pension plan assets. The minimum pension liability is recorded by recognizing an intangible asset to the extent of any unrecognized prior service cost and transition obligation.

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

        The amount stated in the balance sheet will differ from the Accumulated Projected Benefit Obligation (APBO) to the extent that there are unamortised prior service costs or credits.

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

        As permitted under SFAS 148, Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of SFAS 123, the group has continued to apply the intrinsic-value method of accounting described above and has adopted the disclosure requirements of SFAS 148. SFAS 148 requires disclosure of the estimated fair value of employee stock options granted and pro forma financial information disclosure (Refer Note 20) assuming compensation expense was recorded using these fair values.

        Had compensation cost been based upon the fair value at the date of grant for all options granted, the impact on net income and earnings per share for the years ended 30 June 2004, 30 June 2003 and 30 June 2002 would have been as follows on a pro forma basis:

	Years ended:
	30 June 2004	30 June 2003	30 June 2002

	(Rand in millions)
Net income:
As reported	5,358	7,344	9,434
Add: Stock based compensation/(income) included in reported net income	25	(7)	48
Deduct: Stock based compensation under fair value method	(146)	(144)	(114)

Pro Forma net income	5,237	7,193	9,368

Earnings per share (cents)
Basic—as reported	878	1,206	1,540

Basic—pro forma	859	1,181	1,529

Diluted—as reported	870	1,185	1,509

Diluted—pro forma	850	1,161	1,499

        Had compensation cost been based upon the fair value at the date of grant for all options granted subsequent to 26 June 1995, the impact on net income and earnings per share for the years ended 30 June 2004, 30 June 2003 and 30 June 2002 would have been as follows on a pro-forma basis:

	Years ended:
	30 June 2004	30 June 2003	30 June 2002

	(Rand in millions)
Net income:
As reported	5,358	7,344	9,434
Add: Stock based compensation/(income) included in reported net income	25	(7)	48
Deduct: Stock based compensation under fair value method	(146)	(143)	(113)

Pro Forma net income	5,237	7,194	9,369

Earnings per share (cents)
Basic—as reported	878	1,206	1,540

Basic—pro forma	859	1,181	1,530

Diluted—as reported	870	1,185	1,509

Diluted—pro forma	850	1,161	1,499

        These pro forma amounts may not be representative of future results since the estimated fair value of stock options is amortized to expense over the vesting period, and additional options may be granted in future years, awards may be forfeited or cancelled and the fair value of future awards may differ from the current fair values.

        The fair value of options was estimated at the date of grant using the Black-Scholes model with the following weighted-average assumptions:

	Grants
	30 June 2004	30 June 2003	30 June 2002

Expected dividend yield	4.3%	4.0%	3.8%
Expected stock price volatility	37%	45%	48%
Risk-free interest rate	10.75%	11.75%	11.75%
Expected life of options	2–6 years	2–6 years	2–6 years
Weighted average fair value of grants	R28.40	R39.70	R34.47

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

Segmental reporting

        The Group's primary reporting segments are:

  •
  Sasol Mining

  •
  Sasol Synfuels

  •
  Sasol Liquid Fuels Businesses

  •
  Sasol Gas

  •
  Sasol Olefins and Surfactants

  •
  Sasol Polymers

  •
  Sasol Solvents

  •
  Sasol Synfuels International

  •
  Classified as "Other businesses" in the segment report:

    —    Sasol Wax

    —    Sasol Nitro

    —    Sasol Technology

    —    Sasol Petroleum International

    —    Sasol Financing

    —    Sasol Infrachem

    —    Merisol

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

Convenience translation to United States dollars

        The functional currency of Sasol Limited and reporting currency of the Group is rand. This currency reflects the economic substance of the underlying events and circumstances of the Group. Solely for the convenience of the reader, US dollar information has been presented on an unaudited basis for the 2004 Consolidated Income Statement, Consolidated Balance Sheet, Consolidated Statement of Changes in Shareholders' Equity, Consolidated Statement of Cash Flows, and Consolidated Statement of Comprehensive Income. The convenience translation should not be construed as a representation that the rand amounts have been, could have been, or could in the future be, converted into US dollars at the noon buying rate for custom purposes as reported by the Federal Reserve Bank of New York.

Recent Accounting Pronouncements

        The following recent accounting pronouncements applicable to the Group have been issued by the Financial Accounting Standards Board (FASB).

Pronouncement	Description	Date of issuance
SFAS 149	Amendment of Statement 133 on Derivative Instruments and Hedging Activities	April 2003
EITF Topic 00-21	Revenue Arrangements with Multiple Deliverables	May 2003 Final consensus
SFAS 150	Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity	May 2003
EITF Issue 01-08	Determining Whether an Arrangement Contains a Lease	May 2003
EITF Issue 03-11	Reporting Realized Gains and Losses on Derivative Instruments That Are Subject to SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities and Not Held for Trading Purposes as Defined in EITF Issue 02-03, "Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities"	July 2003
FSP 146-1	Determining Whether a One-Time Termination Benefit Offered in Connection with an Exit or Disposal Activity is, in Substance, an Enhancement to an Ongoing Benefit Arrangement	September 2003
EITF Issue 03-01	The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments	November 2003
EITF Issue 03-10	Application of EITF Issue No. 02-16, Accounting by a Customer (including Reseller) for Certain Consideration Received from a Vendor by Resellers to Sales Incentives Offered to Consumers by Manufacturers	November 2003
SFAS 132 (R)	Employers' Disclosures about Pensions and Other Post Retirement Benefits	December 2003
FIN 46 (R)	Consolidation of Variable Interest Entities, an interpretation of ARB 51	December 2003
FSP 106-2	Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003	December 2003
FSP 141-1 and 142-1	Interaction of SFAS 141, Business Combinations, and SFAS 142, Goodwill and Other Intangible Assets, and EITF Issue 04-2, Whether Mineral Rights Are Tangible or Intangible Assets (FSP 141-1 and 142-1)	April 2004
FSP 142-2	FASB issues FSP FAS 142-2, Application of SFAS 142, Goodwill and Other Intangible Assets, to Oil and Gas-Producing Entities	September 2004

SFAS 149—Amendment of SFAS 133 on Derivative Instruments and Hedging Activities

        In April 2003, the FASB issued SFAS 149, Amendment of SFAS 133 on Derivative instruments and Hedging Activities, to provide clarification on the meaning of an underlying, the characteristics of a derivative that contains financing components and the meaning of an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors. The statement is applied prospectively for contracts entered into or modified after 30 June 2003. The statement is applicable to existing contracts and new contracts after 30 June 2003 that relate to forward purchases or sales of when-issued securities or other securities that do not yet exist.

        The Group adopted SFAS 149 for the year ended 30 June 2004.

        The adoption of this statement did not have a material effect on the consolidated financial position and results of operations of the Group.

EITF Topic 00-21—Revenue Arrangements with Multiple Deliverables

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

        The Group adopted EITF 00-21 prospectively for the year ended 30 June 2004.

        The adoption of this statement did not have a material effect on the consolidated financial position and results of operations of the Group.

SFAS 150—Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity

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

        The Group adopted SFAS 150 for the year ended on 30 June 2004.

        The adoption of this statement did not have a material effect on the consolidated financial position and results of operations of the Group.

EITF Issue 01-08—Determining Whether an Arrangement Contains a Lease

        In May 2003, the EITF reached a consensus on Issue 01-08, Determining Whether an Arrangement Contains a Lease. This Issue provides guidance for determining whether an arrangement for the right of use of property, plant and equipment contains a lease in accordance with SFAS 13, Accounting for Leases.

If it is determined that a lease exists, the lease and non-lease components of a combined arrangement must be accounted for separately. EITF 01-08 is effective for all arrangements initiated, modified or acquired in the first reporting period beginning after 28 May 2003.

        The Group adopted EITF 01-08 for the year ended 30 June 2004.

        The adoption of this statement did not have a material effect on the consolidated financial position and results of operations of the Group.

        EITF Issue 03-11—Reporting Realized Gains and Losses on Derivative Instruments That Are Subject to SFAS 133, "Accounting for Derivative Instruments and Hedging Activities" and Not "Held for Trading Purposes"

        In July 2003, the EITF reached consensus on Issue 03-11, Reporting Realized Gains and Losses on Derivative Instruments That Are Subject to SFAS 133, Accounting for Derivative Instruments and Hedging Activities, and Not Held for Trading Purposes as Defined in EITF Issue 02-03, Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities. The consensus stated that determining whether realized gains and losses on physically settled derivative contracts not "held for trading purposes" should be reported in the income statement on a gross or net basis is a matter of judgment that depends on the relevant facts and circumstances. The consideration of the facts and circumstances, including economic substance, should be made in the context of the various activities of the entity rather than based solely on the terms of the individual contracts.

        The Group adopted EITF Issue 03-11 for the year ended 30 June 2004.

        The adoption of this statement did not have a material effect on the consolidated financial position and results of operations of the Group.

        FSP 146-1—Determining Whether a One-Time Termination Benefit Offered in Connection with an Exit or Disposal Activity Is, in Substance, an Enhancement to an Ongoing Benefit Arrangement

        In September 2003, the FASB issued FASB Staff Position (FSP) 146-1, Determining Whether a One-Time Termination Benefit Offered in Connection with an Exit or Disposal Activity Is, in Substance, an Enhancement to an Ongoing Benefit Arrangement. This FSP provides guidance for determining whether a termination benefit offered in connection with an exit or disposal activity is considered a revision to an existing plan and therefore should be accounted for in accordance with SFAS 87 Employers' Accounting for Pensions, SFAS 88, Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits, SFAS 106, Employers' Accounting for Postretirement Benefits Other Than Pensions, and SFAS 112, Employers' Accounting for Post-employment Benefits. The guidance in FSP 146-1 is effective for exit or disposal activities initiated in interim and annual reporting periods beginning after 15 September 2003.

        The Group adopted FSP 146-1 with effect from 1 January 2004.

        The adoption of this statement did not have a material effect on the consolidated financial position and results of operations of the Group.

EITF Issue 03-01—The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments

        In November 2003, the EITF of the FASB reached a consensus on one issue with respect to EITF Issue 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments, thereby requiring certain quantitative and qualitative disclosures for securities accounted for under SFAS 115, Accounting for Certain Investments in Debt and Equity Securities, that are impaired at the balance sheet date but for which an other-than-temporary impairment has not been recognized.

        The Group adopted EITF Issue 03-1 for the year ended 30 June 2004. The Group did not have any investment in securities accounted for under SFAS 115 that were impaired at 30 June 2004.

        The adoption of this statement did not have a material effect on the consolidated financial position and results of operations of the Group.

        EITF Issue 03-10—Application of EITF Issue 02-16, Accounting by a Customer (including Reseller) for Certain Consideration Received from a Vendor by Resellers to Sales Incentives Offered to Consumers by Manufacturers

        In November 2003, the EITF reached consensus on EITF Issue 03-10, Application of EITF Issue 02-16 Accounting by a Customer (including Reseller) for Certain Consideration Received from a Vendor by Resellers to Sales Incentives Offered to Consumers by Manufacturers. EITF Issue 03-10 requires that consideration received by a reseller from a vendor in exchange for "vendor sales incentives" tendered by consumers should not be reported as a reduction of the cost of the reseller's purchases from the vendor. For purposes of this Issue, vendor sales incentives are limited to a vendor's incentive (a) that can be tendered by a consumer at resellers that accept manufacturers' incentives in partial (or full) payment of the price charged by the reseller for the vendor's product, (b) for which the reseller receives a direct reimbursement from the vendor based on the face amount of the incentive, (c) for which the terms of reimbursement to the reseller for the vendor's sales incentive offered to the consumer must not be influenced by or negotiated in conjunction with any other incentive arrangements between the vendor and the reseller but, rather, may only be determined by the terms of the incentive offered to consumers, and (d) whereby the reseller is subject to an agency relationship with the vendor, whether expressed or implied, in the sales incentive transaction between the vendor and the consumer. The EITF is effective for new arrangements including modifications to existing arrangements entered into or redeemed in fiscal periods beginning after 25 November 2003. Proforma disclosure of the impact of this consensus on period periods presented is encouraged.

        The Group adopted EITF Issue 03-10 for the year ended 30 June 2004.

        The adoption of this statement did not have a material effect on the consolidated financial position and results of operations of the Group.

SFAS 132 (R)—Employers' Disclosures about Pensions and Other Postretirement Benefits

        In December 2003, the FASB issued SFAS 132 (R), Employers' Disclosures about Pensions and Other Postretirement Benefits—An amendment of SFAS 87, 88 and 106, and a revision of SFAS 132, which revised disclosures about pension plans and other post retirement benefit plans. SFAS 132 (R) does not change the measurement or recognition of those plans, but increases current disclosure requirements by requiring more details about pension plan assets, benefit obligations, cash flows, benefit costs and related information. Companies are required to segregate plan assets by category and to provide certain expected rates of return and other informational disclosures. The new disclosures are generally effective for 2003 calendar year-end financial statements of public companies.

        The Group has provided the disclosures required by SFAS 132 (R) at 30 June 2004.

FIN 46 (R)—Consolidation of Variable Interest Entities

        In January 2003, the FASB issued Interpretation No. 46 (FIN 46), Consolidation of Variable Interest Entities; an interpretation of ARB 51 which clarifies the application of the consolidation rules to certain variable interest entities. FIN 46 established a new multi-step model for the consolidation of variable interest entities when a Group has a controlling financial interest based either on voting interests or variable interests. Consolidation based on variable interests is required by the primary beneficiary if the equity investors lack essential characteristics of a controlling financial interest or if the equity investment at risk is not sufficient for the entity to finance its activities without additional subordinated financial support from other parties. The primary beneficiary of a variable interest entity is the party that absorbs a majority of the entity's expected losses, receives a majority of its expected residual returns, or both, as a result of holding variable interests. FIN 46 also provides disclosure requirements related to investments in variable interest entities, whether or not those entities are consolidated. In December 2003, the FASB issued FIN 46(R), which not only included amendments to FIN 46, but also required application of the interpretation to all affected entities by the end of the first reporting period after 31 March 2004. However companies must have applied the interpretation to special-purpose entities by 31 December 2003.

        The Group adopted FIN46 (R) in respect of all affected entities for the year ended 30 June 2004.

        The adoption of this statement did not have a material effect on the consolidated financial position and results of operations of the Group.

        The Group has a variable interest in a number of entities formed as part of the Group's initiative to promote the equity interest of historically disadvantaged groups in South Africa. All of these entities have been consolidated prior to the implementation of FIN 46(R).

FSP 106-2—Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003

        The FASB issued FASB Staff Position 106-2 (FSP 106-2), Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003, with an effective date for fiscal years ending after 7 December 2003. FSP 106-2 relates to the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act) signed into law on 8 December 2003. The Act introduced a prescription drug benefit under Medicare, as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare. The Group does not believe that it needs to amend its post retirement health care plan in order to benefit from the federal subsidy. As permitted by FSP 106-2, the Group made a one-time election to defer accounting for the effect of the Act until the next measurement date of the plan assets and obligations. Therefore in accordance with FSP 106-2, any measures of the accumulated post retirement benefit obligation or net periodic post retirement benefit cost included in the Group's financial statements and accompanying notes do not reflect the effects of the Act on the Group's plans.

        The Group does not expect adoption of this statement to have a material effect on the consolidated financial position and results of operations of the Group.

        FSP 141-1 and 142-1—Interaction of SFAS 141, Business Combinations, and SFAS 142, Goodwill and Other Intangible Assets, and EITF Issue 04-2, Whether Mineral Rights Are Tangible or Intangible Assets (FSP 141-1 and 142-1)

        In April 2004, the FASB issued a FASB Staff Position 141-1 and 142-1, Interaction of SFAS 141, Business Combinations, and SFAS 142, Goodwill and Other Intangible Assets, and EITF Issue 04-2, Whether Mineral Rights Are Tangible or Intangible Assets (FSP 141-1 and 142-1). FSP 141-1 and 142-1 define certain mineral rights as tangible assets. If the guidance in FSP 141-1 and 142-1 results in the reclassification of an asset, prior-period amounts on the statements of financial position shall be reclassified. Any effects on amortisation or depreciation of the asset shall be accounted for prospectively. It applies to the first reporting period beginning after 29 April 2004, although early adoption is permitted.

        The Group records mining mineral rights as tangible assets in accordance with its existing accounting policy. Accordingly, the Group does not expect adoption of this statement to have a material effect on the consolidated financial position and results of operations of the Group.

FSP 142-2—FASB issues FSP FAS 142-2, Application of SFAS. 142, Goodwill and Other Intangible Assets, to Oil and Gas-Producing Entities

        On 2 September 2004, the FASB issued FSP 142-2, Application of SFAS 142, Goodwill and Other Intangible Assets, to Oil and Gas-Producing Entities. Paragraph 8(b) of SFAS 142 states that it does not change the accounting prescribed in SFAS 19, Financial Accounting and Reporting by Oil and Gas Producing Companies.

        Questions have arisen as to whether the scope exception in paragraph 8(b) of SFAS 142 includes the balance sheet classification and disclosures for drilling and mineral rights of oil- and gas-producing entities. In FSP 142-2 the FASB Staff acknowledged that the accounting framework in SFAS 19 for oil-and gas-producing entities is based on the level of established reserves and not whether an asset is tangible or intangible.

        Accordingly, the FASB Staff concluded that SFAS 142 is not applicable to the disclosure provisions for drilling and mineral rights of oil and gas producing entities. However, an entity is not precluded from providing information about its drilling and mineral rights in addition to the information required by SFAS 69, Disclosures about Oil and Gas Producing Activities.

        The guidance in this FSP shall be applied to the first reporting period beginning after 2 September 2004. If the guidance in this FSP results in the reclassification of an asset, prior-period amounts on the statements of financial position shall be reclassified. Early application of this guidance is permitted in periods for which financial statements have not yet been issued.

        The Group does not expect adoption of this statement to have a material effect on the consolidated financial position and results of operations of the Group.

3.     Segmental Analysis

Reporting segments

        The Group has eight main reportable segments that comprise the structure used by senior management to make key operating decisions and assess performance. These are Sasol Mining, Sasol

Synfuels, Sasol Liquid Fuels Business (LFB), Sasol Gas, Sasol Polymers, Sasol Solvents, Sasol Olefins and Surfactants, and Sasol Synfuels International.

        The Group's reportable segments are operating segments that are differentiated by the activities that each undertakes and the products they manufacture and market. They are managed separately because each business utilises different technology, manufacturing and marketing strategies.

        The Group evaluates the performance of its reportable segments based on operating profit. The Group accounts for inter-segment sales and transfers as if the sales and transfers were entered into under the same terms and conditions as would have been entered into in a market related transaction.

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

        During the year ended 30 June 2004, management revised the reporting structure of the group as a result of operational changes in the business including, the introduction of natural gas, advancement of the gas-to-liquids (GTL) projects and restructuring of Liquid Fuels Businesses (LFB). The new reporting format is the basis in which we present our financial results by reporting segment. Prior year segment information has been restated to conform with this presentation.

        The Group has recently formed significant joint ventures to promote Sasol technology and products internationally. The Group is promoting and marketing its GTL process for converting remote or flared natural gas into new-generation, low-emissions GTL diesel, GTL naphtha and other products. It is envisaged that SSI through the recent development of the GTL plants in Qatar and Nigeria would contribute significantly to the Group results and will contribute to the growing of a global gas to liquids business in the future. Consequently the Chief operating decision maker has chosen to include Sasol Synfuels International (SSI) as a reportable operating segment. SSI did not meet any of the quantitative thresholds but has been considered reportable and has been separately disclosed in terms of SFAS 131, Disclosures About Segments of an Enterprise and Related Information as the chief operating decision maker believes that the information about SSI would be useful to readers of the financial statements.

        The formation of LFB included restructuring of Group activities as well as the acquisition of the remaining interest in Naledi Petroleum Holdings (Pty) Limited. In addition, Sasol Synfuels transferred its fuel blending plant and related storage facilities to LFB with the result that all fuel sales are now made by LFB. In addition, Sasol CarboTar (involved in the production and marketing of carbon and tar products) which was previously reported as part of the Sasol Oil and Gas reporting segment was transferred to the Sasol Synfuels reporting segment as it no longer forms part of LFB. Prior year segment information has been restated to conform with this presentation.

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

Sasol Mining

        Sasol Mining's activities include the mining and supply of coal to other segments including Sasol Synfuels, other group companies and to third parties.

        Turnover is recognised upon delivery of the coal to the customer, which, in accordance with the related contract terms is the point at which the title and risks and rewards of ownership passes to the customer. Shipping and handling costs are included in turnover when billed to customers in conjunction with the sale of a product. The related costs of sales are recognised in the same period as the supply of the coal and include any shipping and handling costs incurred. All inter-segment sales are conducted at market related prices.

Sasol Synfuels

        Sasol Synfuels' activities include the production of synthesis gas from coal, supplied by Sasol Mining, using in-house technology to convert this into a wide range of liquid fuels and petrochemicals. Sasol Synfuels also provides chemical feedstock to, amongst others, Sasol Olefins and Surfactants, Sasol Polymers and Sasol Solvents.

        The sale of finished goods is managed through marketing companies within the Group who are responsible for selling the total production of that particular product to third parties. Turnover from these sales is recorded by Sasol Synfuels and a management fee is paid to those marketing companies. Turnover (including inter-segment turnover) is recognised when title and the risks and rewards of ownership pass to the customer which is when the goods have passed over the appropriate weigh bridge or flow meter.

Sasol Liquid Fuels Business (LFB)

        Sasol LFB is responsible for the Group's crude oil refining activities and for marketing of all liquid fuels and lubricants.

        Turnover derived from the supply of fuel oil is recognised upon delivery of the product to the customer, which in accordance with the related contract terms is when ownership passes to the customer. Turnover from the supply of fuel oil is based on measurement through a flow-meter into the customers' tanks.

        Shipping and handling costs are included in turnover when billed to customers in conjunction with the sale of a product. The related costs of sales are recognised in the same period as the turnover.

Sasol Gas

        Sasol Gas' activities include the marketing of clean-burning pipeline gas sourced from Sasol Synfuels and natural gas as a result of the inception of natural gas production from the Mozambican gas fields.

        Turnover derived from the supply of gas is recognised upon delivery of the product to the customer, which in accordance with the related contract terms is when ownership passes to the customer. Turnover derived from the supply of gas is measured based on the reading of Sasol's outlet flange on the customer's premises.

        Transportation and handling costs are included in turnover when billed to customers in conjunction with the sale of a product. The related costs of sales are recognised in the same period as the turnover.

Sasol Polymers

        Sasol Polymers focuses on the production of monomers, polypropylene, polyethylene, vinyls and other chemical products through its respective businesses.

Sasol Solvents

        Sasol Solvents primarily manufactures and markets globally a range of oxygenated solvents and chemical intermediates to various industries.

Sasol Olefins and Surfactants

        Sasol Olefins and Surfactants manufactures and markets globally a diverse range of surfactants, surfactant intermediates, alcohols, monomers and inorganic speciality chemicals.

        In respect of the above chemical industry segments (Sasol Polymers, Sasol Solvents and Sasol Olefins and Surfactants), revenue recognition is determined in accordance with the contractual agreements entered into with customers. A brief summary of these terms is as follows:

Delivery terms:	Title and risks and rewards of ownership pass to the customer:

Ex-Tank sales	when products are loaded into the customer's vehicle or unloaded from the seller's storage tanks.
Carriage Paid To (CPT)	on delivery of products to a specified location (main carriage is paid for by the seller).
Free on Board (FOB)	when products are loaded into the transport vehicle—customer is responsible for shipping and handling costs.
Cost Insurance Freight (CIF) and Cost	when products are loaded into the transport vehicle—seller is
Freight Railage (CFR)	responsible for shipping and handling costs which are included in the selling price.
Proof of Delivery (POD)	when products are delivered to and signed for by the customer.
Consignment Sales	as and when products are consumed by the customer.

        Turnover derived from the supply of chemical products is recognised upon delivery of the product to the customers, which, in accordance with the related contract terms, is the point at which title and the risks and rewards of ownership pass to the customer. The related cost of sales is recognised in the same period as turnover.

Sasol Synfuels International

        Sasol Synfuels International (SSI) is responsible for developing, implementing and managing international business ventures based on Sasol's Fischer-Tropsch synthesis technology. SSI is also involved in the development of GTL fuels and production of other chemical products from GTL derived feedstocks. SSI is currently involved in the establishment of two GTL production facilities in Qatar and Nigeria and are conducting a feasibility studies at various other locations around the world.

        Turnover is derived from the rendering of engineering services to external partners in joint ventures upon the proof of completion of the service.

Other group companies

        Other group companies include the Group's treasury, upstream exploration and production activities, production and marketing of wax and wax related products, manufacturing of ammonia and its derivatives, research and development activities, synthesis gas, manufacturing of phenolics and cresylics and central administration activities.

        The results of the reporting segments were as follows:

		Year ended 30 June 2004			Year ended 30 June 2003			Year ended 30 June 2002
	Notes	External turnover	Inter- segment turnover	Total turnover	External turnover	Inter- segment turnover	Total turnover	External turnover	Inter- segment turnover	Total turnover

		(Rand in millions)
					Restated
Sasol Mining		1,083	4,161	5,244	1,013	4,003	5,016	1,239	3,651	4,890
Sasol Synfuels		1,329	14,664	15,993	1,210	15,766	16,976	898	14,847	15,745
Sasol Liquid Fuels Business		18,554	297	18,851	19,460	191	19,651	16,865	121	16,986
Sasol Gas		1,389	133	1,522	1,480	24	1,504	1,271	—	1,271
Sasol Polymers		6,576	86	6,662	6,245	116	6,361	5,580	115	5,695
Sasol Solvents		5,956	499	6,455	5,950	622	6,572	5,666	139	5,805
Sasol Olefins and Surfactants		17,133	249	17,382	19,543	290	19,833	19,129	254	19,383
Sasol Synfuels International		7	—	7	7	—	7	176	—	176
Other Group Companies		8,124	3,609	11,733	9,647	2,906	12,553	8,766	2,606	11,372

Total Segments		60,151	23,698	83,849	64,555	23,918	88,473	59,590	21,733	81,323
Elimination of intersegment turnover				(23,698)			(23,918)			(21,733)

Total turnover				60,151			64,555			59,590

Reconciliation of segment information to consolidated financial statements
Adjustments:
Equity accounting and reversal of proportionate consolidation	1	(1,609)			(1,539)			(2,288)
Entities previously not consolidated	2	266			650			429
Business combinations	3	—			—			(2,131)
Other		—			103			67

As reported in consoldidated income statements		58,808			63,769			55,667

        The results of the reporting segments were as follows (continued):

	Notes	Year ended 30 June 2004 Operating profit	Year ended 30 June 2003 Operating profit Restated	Year ended 30 June 2002 Operating profit Restated

		(Rand in millions)
Sasol Mining		1,194	1,273	1,327
Sasol Synfuels		5,512	7,423	7,467
Sasol Liquid Fuels Business		1,429	1,403	2,069
Sasol Gas		387	535	432
Sasol Polymers		1,030	884	912
Sasol Solvents		117	436	786
Sasol Olefins and Surfactants		(67)	(5)	1,201
Sasol Synfuels International		(138)	(180)	(76)
Other Group Companies		(150)	142	665

Total Segments		9,314	11,911	14,783

Reconciliation of segment information to consolidated financial statements
Adjustments:
Post-retirement healthcare	4	(126)	(280)	(145)
Research and development expensed	5	—	(74)	(21)
Derivative instruments	6	(12)	(251)	(190)
Foreign currency translation	7	(253)	(473)	311
Impairment	8	(34)	—	(47)
Provision for guarantee payable	8	—	205	(205)
Asset retirement obligations	9	(23)	(149)	—
Equity accounting and reversal of proportionate consolidation	1	56	58	(145)
Entities previously not consolidated	2	106	146	43
Business combinations	3	(34)	(20)	(108)
Pension asset	10	(67)	(6)	39
Gain arising from issuance of subsidiary's shares (Refer Note 4)	11	(108)	—	—
Other		(80)	(56)	(91)

As reported in consolidated income statements		8,739	11,011	14,224

        The results of the reporting segments were as follows (continued):

		Year ended 30 June 2004		Year ended 30 June 2003		Year ended 30 June 2002
	Notes	Additions to PPE*	Depreciation and amortisation	Additions to PPE*	Depreciation and amortisation	Additions to PPE*	Depreciation and amortisation
				Restated		Restated

		(Rand in millions)
Sasol Mining		358	(567)	523	(473)	451	(537)
Sasol Synfuels		1,867	(1,154)	1,719	(992)	1,150	(754)
Sasol Liquid Fuels Business		588	(369)	681	(255)	643	(168)
Sasol Gas		1,544	(78)	2,466	(31)	741	(32)
Sasol Polymers		1,703	(485)	553	(445)	420	(397)
Sasol Solvents		767	(272)	1,376	(157)	958	(126)
Sasol Olefins and Surfactants		1,201	(1,375)	740	(1,474)	2,139	(1,479)
Sasol Synfuels International		1,690	(1)	825	(1)	764	—
Other Group Companies		1,170	(720)	1,389	(695)	679	(573)

Total Segments		10,888	(5,021)	10,272	(4,523)	7,945	(4,066)

Reconciliation of segment information to consolidated financial statements
Adjustments:
Research and development expensed	5	(42)	(3)	(99)	22	(11)	16
Derivative instruments	6	(66)	32	(22)	1	52	—
Impairment	8	—	(4)	—	(6)	—	(4)
Asset retirement obligations	9	(11)	20	83	—	(7)	6
Equity accounting and reversal of proportionate consolidation	1	(2,295)	141	(1,021)	111	(1,022)	234
Entities previously not consolidated	2	179	(5)	50	(36)	25	(22)
Business combinations	3	—	30	—	(12)	1	15
Capital leases	12	(8)	(19)	(187)	(3)	366	(35)
Other		(240)	(36)	(215)	(68)	(102)	(74)

As reported in consolidated financial statements		8,405	(4,865)	8,861	(4,514)	7,247	(3,930)

*
Property, plant and equipment.

        The total assets and capital commitments of the reporting segments were as follows:

		Year ended 30 June 2004		Year ended 30 June 2003		Year ended 30 June 2002
	Notes	Total assets	Capital commitments	Total assets	Capital commitments	Total assets	Capital commitments
				Restated		Restated

		(Rand in millions)
Sasol Mining		3,829	730	3,945	512	3,839	427
Sasol Synfuels		9,314	6,381	9,087	1,495	7,507	2,114
Sasol Liquid Fuels Business		8,818	962	6,995	732	5,514	1,113
Sasol Gas		5,964	425	3,884	3,249	1,252	5,604
Sasol Polymers		8,104	8,299	6,537	1,969	7,114	128
Sasol Solvents		7,062	215	6,232	1,064	4,892	1,642
Sasol Olefins and Surfactants		16,077	1,772	18,630	1,409	23,099	759
Sasol Synfuels International		2,955	5,482	1,462	6,786	930	10,220
Other Group Companies		11,057	514	12,653	856	11,498	2,055

Total Segments		73,180	24,780	69,425	18,072	65,645	24,062

Reconciliation of segment information to consolidated financial statements
Adjustments:
Research and development expensed	5	(341)	—	(114)	—	(253)	—
Derivative instruments	6	(791)	—	(209)	—	57	—
Impairment	8	72	—	106	—	111	—
Equity accounting and reversal of proportionate consolidation	1	(3,460)	—	(1,532)	—	(1,455)	—
Entities previously not consolidated	2	—	—	436	—	638	—
Business combinations	3	(633)	—	(490)	—	(3,173)	—
Pension asset	10	357	—	(451)	—	468	—
Capital leases	12	218	—	138	—	367	—
Deferred tax asset classification	13	267	—	356	—	329	—
Other		(104)	—	240	—	(241)	—

As reported in consolidated financial statements		68,765	24,780	67,905	18,072	62,493	24,062

Notes on the reconciliation of segment information to the consolidated financial statements

1.     Equity accounting and reversal of proportionate consolidation

        For the years ended 30 June 2004, 30 June 2003 and 30 June 2002, proportionate consolidation is applied with respect to incorporated joint ventures for management reporting purposes. Under US GAAP, the equity method of accounting is applied.

2.     Entities previously not consolidated

        From 1 January 2004, Naledi Petroleum Holdings (Pty) Limited (NPH) was consolidated for both management reporting purposes and for US GAAP. (See Note 4 Acquisitions for details relating to the acquisition of the remaining 75.63% of NPH.)

        For the years ended 30 June 2003 and 30 June 2002, for management reporting purposes, NPH is equity accounted whereas under US GAAP, it is consolidated as a subsidiary.

        For the year ended 30 June 2002, for management reporting purposes certain entities were not considered to be significant and were thus not consolidated. If these entities had been consolidated for management reporting purposes, the effect would not have been material to turnover, operating profit and total assets. In terms of US GAAP, these entities were consolidated.

3.     Business combinations

        For both US GAAP and management reporting purposes Schümann Sasol (Sasol Wax) has been consolidated for the full year ended 30 June 2003. Under US GAAP, the effective date of consolidation of Sasol Wax was from 1 July 2002.

        For the year ended 30 June 2002, the principal difference between the segment result and that recorded under US GAAP is that, for management reporting purposes Schümann Sasol was consolidated from 1 January 2002 but equity accounted under US GAAP for the year ended 30 June 2002. Other smaller adjustments relating to business combinations were also recognised.

        For the years ended 30 June 2004, 30 June 2003 and 30 June 2002, the timing of recording of certain fair value adjustments differs under US GAAP to those recorded for management reporting purposes because transactions were not accounted for at the same effective date. This will have a continuing impact on depreciation of these items.

4.     Post-retirement healthcare

        For the years ended 30 June 2004, 30 June 2003 and 30 June 2002, for management reporting purposes the actuarial valuations only took into consideration the employer's share of contributions. US GAAP required that the actuarial valuation include both employer's share of contributions and the required cross-subsidy. For management reporting purposes the 10% corridor rule is applied to net actuarial gains/(losses), whereas the Group's accounting policy requires the immediate recognition on net actuarial gains/(losses).

5.     Research and development expensed

        For the years ended 30 June 2004, 30 June 2003, and 30 June 2002, for management reporting purposes, research costs are recognised in the income statement while certain development costs on capital projects are capitalised. US GAAP requires that these development costs be recognised in the income statement as incurred.

6.     Derivative instruments

        For the years ended 30 June 2004 and 30 June 2003, all new derivative contracts entered into subsequent to 30 June 2002 met the criteria for hedge accounting under both US GAAP and for management reporting purposes. All contracts entered into prior to 30 June 2002 (open forward exchange contracts) which still existed at 30 June 2003 and 30 June 2004 did not meet the hedge accounting criteria under US GAAP and as such hedge accounting was not applied.

        For the year ended 30 June 2002, for management reporting purposes, hedge accounting was applied to derivative instruments relating to capital projects and long-term loans. Under US GAAP, the hedge accounting criteria for the derivative instruments in respect of capital projects was not met and thus this hedge accounting was reversed.

7.     Foreign currency translation

        For the years ended 30 June 2004 and 30 June 2003, only one entity was accounted for differently for management reporting purposes and under US GAAP. As a result the translation gains and losses arising on translation of monetary assets and liabilities of this entity are recognised in the income statement. For the year ended 30 June 2002, certain entities were classified as foreign entities for management reporting purposes but do not meet the criteria for such classification under US GAAP. As a result, the translation gains and losses arising on translation of monetary assets and liabilities of these entities were recognised in the income statement.

8.     Impairment

        For the years ended 30 June 2004, 30 June 2003 and 30 June 2002, the cumulative effect of impairment recognised for management reporting purposes is reversed under US GAAP. For management reporting purposes, property, plant and equipment is considered to be impaired when its carrying value exceeds the discounted estimated future cash flows, whereas under US GAAP an impairment review is required to be performed on an undiscounted basis. For the year ended 30 June 2002, the Group reassessed its impairment of its investment in Sasol DHB, recognising a further impairment of R47 million and an additional R205 million related to the repayment of a loan from a third party to Sasol DHB for the year ended 30 June 2002, whereas this was only recognised for management reporting purposes for the year ended 30 June 2003.

9.     Asset retirement obligations

        For the years ended 30 June 2004 and 30 June 2003, for management reporting purposes asset retirement obligations are discounted at a risk free discount rate which is reassessed annually, whereas under US GAAP, a credit adjusted rate is used for the entire period and not reassessed.

10.   Pension asset

        For the years ended 30 June 2004, 30 June 2003 and 30 June 2002, for management reporting purposes, any unamortized prior service cost is recognised in the income statement in the year that the obligation arose. Under US GAAP, the unamortised prior service cost is recognised over the expected remaining working life of participants, or where almost all of the plans' participants are inactive, the unamortized prior service cost is recognised over the remaining life expectancy of those participants.

11.   Gain arising from issuance of subsidiary's shares

        For the year ended 30 June 2004, for management reporting purposes, the gain arising from issuance of subsidiary's shares was reflected in operating income however under US GAAP this gain has been reflected as non-operating income.

12.   Capital leases

        Certain leases classified as operating leases for management reporting purposes were classified as capital leases under US GAAP as they met the requirements for capitalisation.

13.   Deferred tax asset classification

        For the years ended 30 June 2004, 30 June 2003 and 30 June 2002, for management reporting purposes, total segment assets excluded deferred tax assets.

        In addition, other reconciling differences arise as a result of the tax impact of certain other differences between amounts reported for management reporting purposes and those under US GAAP.

Geographic Information

        In terms of geographic analysis, turnover and trade receivables are reported by location of customer and other assets and expenditure by the location of the operating activities. The principal geographic markets and operating activities are in Europe, North America and South Africa. Within the principal geographic market of Europe, the majority of assets are located in and turnover and operating profit mainly derived from Germany, Italy and the Netherlands. Within the principal geographic market of North

America, the substantial majority of assets are located in and external turnover and operating profit are derived from the United States of America.

2004	Turnover (external)	Operating profit/(loss)	Total assets	Additions to PPE*	Capital commitments

	(Rand in millions)
Germany	4,646	267	5,108	255	70
Italy	2,296	(40)	3,302	236	152
Netherlands	1,566	114	634	220	—
Rest of Europe	7,124	250	2,076	6	4

Europe	15,632	591	11,120	717	226
Iran	93	2	711	474	2,819
Qatar	47	—	1,510	1,085	2,010
Rest of Middle East and India	1,307	80	358	1	—

Middle East and India	1,447	82	2,579	1,560	4,829
Far East	2,062	195	674	3	2
United States of America	6,618	(294)	5,944	191	58
Rest of North America	442	(9)	118	—

North America	7,060	(303)	6,062	191	58
South America	723	4	161	—	—
Southeast Asia and Australasia	1,211	36	1,456	34	—
Mozambique	32	(207)	4,220	755	305
Nigeria	155	28	844	593	3,472
Rest of Africa	2,875	383	484	74	25

Rest of Africa	3,062	204	5,548	1,422	3,802
Republic of South Africa	28,954	8,505	45,580	6,961	15,863

Total segments	60,151	9,314	73,180	10,888	24,780

*
Property, plant and equipment

2003	Turnover (external)	Operating profit/(loss)	Total assets	Additions to PPE*	Capital commitments

	(Rand in millions)
Germany	5,078	(404)	5,717	319	221
Italy	2,722	(94)	3,795	284	236
Netherlands	1,615	222	959	61	60
Rest of Europe	7,734	1,057	2,115	15	5

Europe	17,149	781	12,586	679	522
Iran	65	2	228	224	1,295
Qatar	87	130	645	559	3,780
Rest of Middle East and India	1,924	92	489	3	—

Middle East and India	2,076	224	1,362	786	5,075
Far East	1,634	229	611	2	—
United States of America	8,186	(221)	7,064	204	192
Rest of North America	623	(8)	128	—	—

North America	8,809	(229)	7,192	204	192
South America	697	7	149	—	—
Southeast Asia and Australasia	1,095	(12)	1,769	27	36
Mozambique	40	(181)	3,149	1,953	1,461
Nigeria	131	23	753	59	3,654
Rest of Africa	1,788	173	487	3	20

Rest of Africa	1,959	15	4,389	2,015	5,135
Republic of South Africa	31,136	10,896	41,367	6,559	7,112

Total segments	64,555	11,911	69,425	10,272	18,072

*
Property, plant and equipment

2002	Turnover (external)	Operating profit/(loss)	Total assets	Additions to PPE*	Capital commitments

	(Rand in millions)
Germany	4,948	597	6,833	388	305
Italy	2,607	152	5,187	362	345
Netherlands	1,760	443	1,281	76	64
Rest of Europe	7,075	299	2,121	18	7

Europe	16,390	1,491	15,422	844	721
Iran	84	2	25	—	—
Qatar	8	1	249	224	4,299
Rest of Middle East and India	1,333	179	434	—	—

Middle East and India	1,425	182	708	224	4,299
Far East	1,783	328	282	—	—
United States of America	8,891	423	10,389	728	142
Rest of North America	623	105	190	—	—

North America	9,514	528	10,579	728	142
South America	675	63	169	—	—
Southeast Asia and Australasia	989	64	2,033	187	66
Mozambique	24	(88)	912	20	4,178
Nigeria	325	20	610	539	5,921
Rest of Africa	1,730	80	428	4	—

Rest of Africa	2,079	12	1,950	563	10,099
Republic of South Africa	26,735	12,115	34,502	5,399	8,735

Total segments	59,590	14,783	65,645	7,945	24,062

*
Property, plant and equipment

4.     Acquisitions and disposals of businesses

Acquisitions

2004 Acquisitions

Naledi Petroleum Holdings (Pty) Limited

        With effect from 1 January 2004 the Group acquired the remaining 75.63% of Naledi Petroleum Holdings (Pty) Limited (NPH) for a total consideration of R369 million of which R223 million was settled in cash and R146 million by the issue of Sasol Oil (Pty) Limited shares. In terms of the transaction, 22 shares in Sasol Oil (Pty) Limited (representing 2% of the issued shares of the company) were issued to some of the previous shareholders of NPH. The issue of these shares had the effect of diluting Sasol's interest in Sasol Oil (Pty) Limited by 2.04%. The effect of the dilution of the Group's interest in Sasol Oil (Pty) Limited resulted in a gain of R108 million being realised. NPH supplies fuel and lubricants to retail and commercial markets.

	Book value at acquisition	Fair value adjustments	Total fair value	% acquired 75.63%

	(Rand in millions)
Cash and cash equivalents	142	—	142	107
Accounts receivable, net of allowance for doubtful accounts	305	—	305	231
Inventory	1	—	1	1

Current assets	448	—	448	339
Property, plant and equipment less accumulated depreciation	91	162	253	191
Intangible assets (Refer Note 14)	—	558	558	422
Investments	40	9	49	37
Long-term receivables	24	—	24	18
Deferred tax	7	—	7	5

Non-current assets	162	729	891	673
Total Assets acquired	610	729	1,339	1,012
Current liabilities	544	—	544	411
Deferred tax	—	167	167	127
Long term obligations	—	162	162	123

Total liabilities assumed	544	329	873	661

Net assets acquired	66	400	466	351

Goodwill				18

Consideration paid				369

        NPH was consolidated for the years ended 30 June 2003 and 30 June 2002, with a minority interest of 75.63%. NPH was consolidated as it was considered to be a special purpose entity. For the years ended 30 June 2003 and 30 June 2002, NPH's turnover would have been included in the Group turnover and as such no proforma effect has been presented. The Group's attributable earnings for the respective years were however reduced by the minority interest of 75.63%.

        The unaudited condensed proforma effect for the acquisition of the remaining 75.63% of NPH, had the acquisition occurred at the beginning of the years ended 30 June 2004, 30 June 2003 and 30 June 2002 is set out below:

	2004	2003	2002

	(Unaudited)
	(Rand in millions)
Attributable earnings as reported	5,358	7,344	9,434
NPH minority interest	33	88	24

Proforma attributable earnings	5,391	7,432	9,458

Earnings per share as reported (cents)	878	1,206	1,540
Proforma earnings per share (cents)	884	1,220	1,544
Diluted earnings per share as reported (cents)	870	1,185	1,509
Proforma diluted earnings per share (cents)	875	1,199	1,513

        Other smaller acquisitions which were accounted for in accordance with the purchase method of accounting during the year ended 30 June 2004, were as follows:

        With effect from 1 July 2003 Sasol Italy S.p.A. acquired the remaining 48.05% shares in G.D. Portbury Limited (Dubai) trading as Sasol Gulf for a cash consideration of US$ 2.7 million (R17 million).

        In December 2003 Sasol Chemical Industries Limited acquired the remaining 58% shares in ChemCity (Pty) Limited for a consideration of R22 million, net of cash acquired of R16 million.

2003 Acquisitions

Schümann Sasol International Aktiengesellschaft

        With effect from 1 July 2002, the Group acquired the remaining 33.3% of Schümann Sasol International Aktiengesellschaft, which was renamed Sasol Wax for approximately R521 million. Sasol Wax operates wax manufacturing, blending and marketing operations in Germany, the Netherlands, the USA, South Africa and China.

	Book value at acquisition	Fair value adjustments	Total fair value	% acquired 33.33%

	(Rand in millions)
Cash and cash equivalents	157	—	157	52
Accounts receivable, net of allowance for doubtful accounts	5	—	5	2
Inventories	737	67	804	268
Other receivables	788	(2)	786	262

Current assets	1,687	65	1,752	584
Property, plant and equipment less accumulated depreciation	1,303	558	1,861	620
Goodwill in underlying subsidiaries	177	(177)	—	—
Investments	98	120	218	73
Long-term receivables	182	—	182	61
Intangible assets	3	—	3	1

Non-current assets	1,763	501	2,264	755
Total assets acquired	3,450	566	4,016	1,339
Current liabilities	1,195	136	1,331	443
Deferred tax	57	285	342	114
Long-term debt	231	—	231	77
Long term obligations	631	—	631	210

Total liabilities assumed	2,114	421	2,535	844

Net assets acquired	1,336	145	1,481	495

Minority interest				(33)
Goodwill				59

Consideration paid				521

        The unaudited condensed proforma effect for the acquisition of Sasol Wax, had the acquisition occurred at the beginning of the year ended 30 June 2002 is set out below:

2002

(Unaudited)
(Rand in millions)
Turnover as reported	55,667
Sasol Wax turnover	4,585

Proforma turnover	60,252

Attributable earnings as reported	9,434
Sasol Wax attributable earnings	38

Proforma attributable earnings	9,472

Earnings per share as reported (cents)	1,540
Proforma earnings per share (cents)	1,546

        Other smaller acquisitions amounting to R155 million, net of cash acquired of R119 million, were also made and accounted for in accordance with the purchase method of accounting during the year ended 30 June 2003.

2002 Acquisitions

        There were no significant acquisitions for the year ended 30 June 2002.

Disposals

2004 Disposals

        During the year ended 30 June 2004, the Group made the following disposals:

Sasol Servo bv (Sasol Servo)

        During the year Sasol Chemie GmbH sold its 100% shareholder interest in Sasol Servo to UK-listed Elementis Plc for euro 27 million (R204 million) in cash. The Group recorded a profit on disposal of euro 3.7 million (R28 million).

        Sasol Servo is a speciality chemicals manufacturer based in the Netherlands which was acquired by Sasol as part of the Condea acquisition in 2001. Sasol Servo had an annual turnover of approximately euro 120 million, and consists of four divisions: coating additives, oilfield chemicals, chemicals and speciality surfactants, and paper and pulp chemicals.

        This transaction is consistent with Sasol's stated commitment to divest of any non-core chemical assets at values that reflect the interests of its shareholders. This disposal assists Sasol in focusing on areas where it can add the most value to its shareholders.

Energy Storage Technologies Inc. (EST)

        During the year, Sasol Wax International AG disposed of its 50% interest in EST for a nominal amount. The Group recorded a profit on disposal of approximately euro 5.9 million (R50 million).

        EST's activities included providing temperature control products and services based on the use of phase change materials and vacuum insulation.

        This transaction is consistent with Sasol's stated commitment to divest of any non-core assets at values that reflect the interests of its shareholders. This disposal assists Sasol in focusing on areas where it can add the most value to its shareholders.

2003 and 2002 Disposals

        There were no significant disposals for the years ended 30 June 2003 and 30 June 2002.

5.     Operating profit

        Operating profit is stated after taking into account:

		30 June 2004	30 June 2003	30 June 2002

		(Rand in millions)
	Depreciation of Property, plant and equipment (including capitalised leases)	4,372	4,165	3,784
	—Coal mining assets	452	407	461
	—Buildings	187	208	192
	—Plant, equipment and vehicles	3,733	3,550	3,131
	(Gain)/loss on disposal of non-current assets	(165)	(9)	7
	Gain on disposal of businesses	(78)	—	—
	Loss on disposal of equity accounted investees	27
	Amortisation of intangible assets	493	349	146
Impairment of	—Investment in DHB Joint venture	—	—	136
	—Property, plant and equipment	253	5	55
	—Goodwill and intangible assets	26	53	—
	—Investment in securities	5	—	—
Operating lease rentals	—Equipment	205	250	237
	—Buildings	99	90	85
	Provision for repayment of guarantee	—	—	205
	Research and development expenditure	427	461	350
	Technical fees	259	247	225
	Write down of inventory to market value	62	44	43
	Restructuring charges	110	90	—
	Exploration costs written off	223	120	259

6.     Finance costs

	30 June 2004	30 June 2003	30 June 2002

	(Rand in millions)
Interest incurred	1,450	1,279	836
Less: amounts capitalised	(1,082)	(1,008)	(561)

	368	271	275

7.     Income tax

	30 June 2004	30 June 2003	30 June 2002

	(Rand in millions)
Income/(loss) before tax
South Africa	9,833	11,390	13,527
Foreign	(1,157)	(443)	651

	8,676	10,947	14,178

	30 June 2004	30 June 2003	30 June 2002

	(Rand in millions)
Current tax
—South African normal tax	(2,844)	(3,109)	(4,170)
—Secondary tax on companies (STC)	(343)	(370)	(319)
—Foreign	(289)	(322)	(252)

Total current tax	(3,476)	(3,801)	(4,741)
Deferred Tax
—South African	202	(166)	(11)
—Foreign	97	52	29

Total deferred tax income/(expense)	299	(114)	18

Income tax expense for the year	(3,177)	(3,915)	(4,723)

        Total income tax expense differs from the amount computed by applying the South African normal tax rate to income before tax. The reasons for these differences are as follows:

	30 June 2004	30 June 2003	30 June 2002

	%	%	%
Reconciliation of tax rate
South African normal tax rate	30.0	30.0	30.0
Increase in rate of tax due to:
—STC	4.0	3.4	2.3
—Change in tax rate	—	0.1	—
—Different foreign tax rates	0.1	0.1	—
—Change in valuation allowance	1.0	1.3	0.9
—Disallowed expenditure	3.8	3.8	1.7

	38.9	38.7	34.9
Decrease in rate of taxation due to:
—Prior year adjustments	(1.0)	(0.8)	(0.2)
—Exempt income	(0.8)	(2.1)	(1.2)
—Change in foreign tax rate	(0.5)	—	—
—Different foreign tax rates	—	—	(0.2)

Effective tax rate	36.6	35.8	33.3

        The tax effects of temporary differences comprising the net deferred income tax liability are as follows:

	30 June 2004	30 June 2003

	(Rand in millions)
Deferred tax assets
Property, plant and equipment	65	120
Goodwill and intangible assets	159	175
Current assets	188	76
Long-term debt	58	104
Long-term obligations	1,431	1,368
Computed operating loss carry forward	1,397	903
Other	208	291

	3,506	3,037
Less valuation allowance	(414)	(349)

Total deferred tax assets	3,092	2,688
Deferred tax liabilities
Property, plant and equipment	(6,862)	(6,811)
Intangible assets	(217)	(332)
Current assets	(454)	(417)
Other	(229)	(121)

Total deferred tax liabilities	(7,762)	(7,681)

Net deferred tax liability	(4,670)	(4,993)

        The net deferred tax liability has been classified in the consolidated balance sheet as follows:

	30 June 2004	30 June 2003

	(Rand in millions)
Current deferred tax asset	5	59
Non-current deferred tax asset	262	297
Current deferred tax liability	(165)	(14)
Non-current deferred tax liability	(4,772)	(5,335)

	(4,670)	(4,993)

South Africa	(3,999)	(4,159)
Germany	(324)	(440)
Netherlands	3	(7)
Italy	109	217
Far East	3	3
United States of America	(462)	(607)

	(4,670)	(4,993)

        At 30 June, 2004, the Group had an unutilised computed operating loss carry forward of approximately R4,204 million, of which R191 million will expire in 2005 and 2006, R251 million will expire in 2007 and 2008, R215 million will expire in 2009, R25 million will expire in 2013, R518 million after 2015, R120 million between 2019 and 2024, and R2,884 million can be carried forward indefinitely. A portion of the estimated operating loss carry forward may be subject to various statutory limitations as to its usage in the event of significant changes in ownership or change in main operating activity of the entity.

        Due to the uncertainty surrounding the realisation and timing of realisation of the deferred tax assets per jurisdictional area, the Group has recorded a valuation allowance of R414 million
(2003—R349 million, 2002—R247 million). The net change in the total valuation allowance was an increase of R65 million (2003—R102 million, 2002—R90 million). At 30 June 2004, management believes it is more likely than not that the deferred tax assets, net of existing valuation allowances will be realised.

        If tax benefits are recognised in the future through a reduction of the valuation allowance, R59 million (2003—R68 million) of such benefits will reduce intangible assets.

Unremitted earnings of foreign subsidiaries and foreign corporate joint ventures

        No provision has been made for South African income tax or foreign tax that may result from future remittances of undistributed earnings of foreign subsidiaries or foreign corporate joint ventures because it is expected that such earnings will be permanently reinvested in these foreign entities. The distribution of these undistributed earnings of R1,010 million (2003—R1,669 million, 2002—R1,146 million) by these entities would result in income and foreign withholding taxes of approximately R55 million
(2003—R242 million, 2002—R213 million).

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

        If the Group distributed all of its undistributed retained earnings, of which R38,163 million
(2003—R33,856 million, 2002—R 29,673 million) would be subject to STC, the Group would have to pay additional taxes of R4,240 million (2003—R3,762 million, 2002—R3,297 million). If all the earnings attributable to shareholders for the year ended 30 June 2004 were distributed, the additional estimated STC charge would be R478 million (2003—R465 million, 2002—R860 million). The Group expects that R1,877 million undistributed earnings earned before 1 April 1993 of two dormant companies will be distributed without attracting STC of R209 million.

        At 30 June 2004 the Group had no available STC credits available for set-off against future dividends declared (2003—Rnil, 2002—R5 million).

8.     Earnings per share

        Basic earnings per share are computed by dividing earnings attributable to shareholders by the weighted average number of ordinary shares outstanding for the period. Diluted earnings per share reflect the potential dilution that could occur if all of the Group's outstanding stock options, to the extent that the effect would be dilutive, were exercised.

        No adjustments were made to reported earnings attributable to shareholders in the computation of earnings per share.

        The following table reconciles the weighted average number of ordinary shares used in calculating basic earnings per share to the diluted weighted average number of shares used in the calculation of diluted earnings per share:

	30 June 2004	30 June 2003	30 June 2002

	(Rand in millions)
Earnings attributable to shareholders	5,358	7,344	9,434

Weighted average number of shares:
Average shares outstanding—basic shares (in millions)	610.0	609.3	612.5
Potential dilutive effect of stock options (in millions)	6.2	10.3	12.5

Average shares outstanding—diluted shares (in millions)	616.2	619.6	625.0

9.     Cash and cash equivalents and cash restricted for use

Cash and cash equivalents

	30 June 2004	30 June 2003

	(Rand in millions)
Cash on hand and in bank	1,267	2,791
Short-term deposits	100	415
Other	43	1

	1,410	3,207

Cash restricted for use

	30 June 2004	30 June 2003

	(Rand in millions)
Cash held in trust	66	438
Collateral for bank guarantees	206	154
Other Sasol Chemie restricted cash	508	167
Other	150	95

	930	854

        Under the terms of the secured credit facility of Sasol Chemie GmbH & Co. Kg (Sasol Chemie), the Group and its financing banks have agreed that the cash of Sasol Chemie and certain of its subsidiaries of R714 million (2003—R321 million) will not be available for distribution to the Sasol Group treasury but there are minimal restrictions on its use for operating purposes within Sasol Chemie.

        Included in cash restricted for use are:

  •
  Cash held in trust of R66 million (2003—Rnil), which is restricted for use and is being held in escrow to fund statutory obligations for mining rehabilitation which is to take place during the year ending 30 June 2005. Cash held in trust of R438 million at 30 June 2003, was restricted for use and was being held in escrow in order to settle the purchase price of the shares in Condea Huntsman GmbH& Co.KG. The purchase price was settled during the year ended 30 June 2004 (refer Note 13); and

  •
  Cash deposits of R206 million (2003—R154 million) serving as collateral for bank guarantees.

10.   Trade, other receivables and prepaid expenses

	30 June 2004	30 June 2003

	(Rand in millions)
Trade receivables	7,316	7,508
Less: Provision for doubtful debts	(210)	(166)

Net trade receivables	7,106	7,342
Amounts due from related parties	396	310
Value added tax	630	512
Prepaid expenses	66	101
Short term receivables under derivative financial instruments	17	12
Short term portion of long term receivables	77	140
Capital project related debtors	82	156
Duty at source debtors*	1,110	868
Other receivables	913	730

	10,397	10,171

        Roll forward of provision for doubtful debts:

	30 June 2004	30 June 2003

	(Rand in millions)
Balance at beginning of year	166	256
Charged to income statement	99	15
Bad debts written off	(55)	(105)

Balance at end of year	210	166

*
Duty at source debtors represents the amounts recovered from customers as soon as the excise dutiable materials are moved from the refineries. The recoveries from the customer are only recorded to the extent that the risks and rewards of ownership have been transferred.

11.   Inventories

	30 June 2004	30 June 2003

	(Rand in millions)
Crude oil and other raw materials	1,601	1,732
Process material	340	377
Maintenance and other materials	864	892
Work in process	109	122
Manufactured products	5,013	5,258
Consignment inventory	32	41

	7,959	8,422

Roll forward of provision for inventory obsolescence

	30 June 2004	30 June 2003

	(Rand in millions)
Balance at beginning of year	59	64
Provison raised during the year	169	7
Utilised during the year	(58)	(12)

Balance at end of year	170	59

        Inventories to the value of approximately R2,801 million (2003—R2,818 million) have been pledged as security over long term debt.

12.   Investments in securities

Marketable equity and debt securities

        Held to maturity investments at 30 June 2004 and 30 June 2003 consist of debt securities. There were no available-for-sale or trading securities at 30 June 2004 or 30 June 2003.

        Held to maturity investments are held at amortised cost and all have maturity dates in excess of five years.

        There were no changes in the classification of held to maturity investments from the time of purchase to 30 June 2004.

	30 June 2004				30 June 2003
			Gross Unrealised Holding				Gross Unrealised Holding
	Amortised Cost	Fair value	Gains	Losses	Amortised cost	Fair value	Gains	Losses

(Rand in millions)
Held to maturity investments	144	144	—	—	153	153	—	—

        This investment is legally restricted for the purposes of the rehabilitation requirements incurred by Sasol Mining.

Unlisted equity securities

        The unlisted investments represent strategic investments of the Group and are long-term in nature.

	Holding %	30 June 2004	Holding %	30 June 2003

	(Rand in millions)
Optimal Olefins Malaysia Sdn.Bhd (Refer Note 13)	—	—	12%	259
sEnergy Insurance Limited	6%	63	6%	75
Aethylen Rohrleitungsgesellscharf. GmbH & CoKG pipeline	17%	115	17%	127
Other—not considered significant in aggregate		47		65

		225		526

13.   Investments in equity accounted investees

        At 30 June 2004, the Group's significant equity accounted investees and the Group's approximate ownership interest in those equity accounted investees based on outstanding shares and the total carrying value were as follows:

Joint Ventures	Ownership	30 June 2004 Equity Value	Ownership	30 June 2003 Equity Value

	%	(Rand in millions)%		(Rand in millions)
Tosas Holdings (Pty) Limited	70%	47	70%	36
Merisol LP	50%	361	50%	397
Roche Blasting Services (Pty) Limited	—	—	50%	42
Sasol Southwest Energy LLC	50%	7	50%	97
Escravos Gas-to-Liquids joint venture (unincorporated)	37.5%	322	37.5%	244
Oryx Gas-to-liquids Limited	49%	499	49%	426
Optimal Olefins Malaysia Sdn.Bhd	12%	478	—	—
Petlin (Malaysia) Sdn. Bhn	40%	292	40%	679
Ayra Sasol Polymer Company	50%	465	50%	237
Sasol Petroleum Mocambique Limitada (Petromoc)	49%	10	49%	4
FFS Refiners (Pty) Limited	49%	47	49%	42
Wesco China Limited	40%	70	25%	52
Sasol Dia Accrylates South Africa (Pty) Limited and Sasol Dia Accrylates (Pty) Limited	50%–75%	997	—	—
Huntsman GmbH and Co KG	50%	284	—	—
Other—not considered signficant in aggregate		310		211

		4,189		2,467

        None of the Group's investments in equity accounted investees are publicly traded and therefore no quoted market prices are available to be disclosed.

        During the year interest charges of R332 million (2003—R187 million) was capitalised on the Group's investments in equity accounted investees while the investee had activities in progress necessary to commence its planned principal operations provided that the equity accounted investees' activities include the use of funds to construct qualifying assets for operations. The investees' activities included the use of funds to construct qualifying assets for its operations.

        The Group's share of undistributed losses of equity accounted investees approximates R20 million (2003—gain of R12 million). Included in the carrying value of equity accounted investees is goodwill of R189 million (2003—R124 million).

        Sasol entered into shareholder agreements with the minority shareholders in Tosas Holdings (Pty) Limited that restricts Sasol's ability to exercise control over the operations or assets due to certain approval or veto rights granted to those minority shareholders. The shareholder agreements entered into by Sasol provide each of the minority shareholders with substantive participating interests in the operations of this investee such that Sasol is precluded from exercising control.

        Having limited control over the above equity accounted investees results in Sasol only being able to realise its gains by selling the investments. Although unlikely and contrary to Sasol's strategy, such disposal will result in an insignificant amount of capital gains tax on recognised gains.

        During the year ended 30 June 2004, Sasol Roche Blasting Services (Roche) was sold for AUD 1 million (R5 million) and the Group recorded a loss on sale of Roche of approximately R27 million. Management decided to dispose of its 50% investment in Roche as a result of a restructuring of its explosives and fertiliser divisions which resulted in Roche no longer being core to the restructured operations.

        With effect from 1 July 2003, the Group changed its basis of accounting for its investment in Optimal Olefins Malaysia Sdn.Bhd (Optimal). Since the commencement of production, the Group is now able to exercise significant influence over the operating and financial policies of Optimal and hence the equity method of accounting has been adopted from the current year. This has resulted in the reclassification of R284 million, which is the cost to the Group's investment in Investments in securities to Investments in equity accounted investees.

        The unaudited condensed proforma effect for the change in basis of accounting in Optimal, had the change occurred at the beginning of the years ended 30 June 2003 and 30 June 2002 are set out below.

	2003	2002

	(Rand in millions)
	(Unaudited)
Investments in equity accounted investees as reported	2,467	2,914
Optimal Olefins Malaysia Sdn.Bhd	253	151

Proforma Investments in equity accounted investees	2,720	3,065

Attributable earnings as reported	7,344	9,434
Optimal Olefins Malaysia Sdn.Bhd	(8)	1

Proforma attributable earnings	7,336	9,435

        During the year ended 30 June 2004, the Group established two related joint ventures with Mitsubishi Chemical Company (MCC) for the production of accrylates using MCC technology. Accrylates are widely used as raw materials in the mining, coatings, chemical fibres, spinning and weaving, adhesive, leather tanning, paper, oil and detergent industries. The group invested a total of R961 million, representing a 50% interest in Sasol Dia Accrylates (Pty) Limited and an effective 75% interest in Sasol Dia Accrylates South Africa (Pty) Limited.

        With effect from 1 November 2003, the Group acquired Sasol Huntsman GmbH and Co KG (Huntsman) for euro 35.3 million (R281 million). This transaction formed part of the original acquisition of the Sasol Chemie business from RWE-DEA during 2001; however transfer only took place during the current year after fulfillment of certain preconditions as per the original contract. Huntsman's activities include the production and selling of Maleic Anhydride.

14.   Goodwill and intangible assets

	Goodwill	Patents and trademarks	Capitalised exploration expenditure	Capitalised software	Other intangibles	Total

	(Rand in millions)
Cost
Balance at 30 June 2002	49	391	1,064	662	—	2,166
Acquisition of businesses	59	—	—	1	—	60
Additions	—	243	315	363	408	1,329
Transfer from equity investees	388	—	—	—	—	388
Capitalisation of interest	—	—	5	8	—	13
Impairment	(48)	(5)	—	—	—	(53)
Disposals	—	(4)	(239)	(129)	—	(372)
Foreign currency translation	(43)	(111)	(74)	(7)	—	(235)

Balance at 30 June 2003	405	514	1,071	898	408	3,296
Acquisition of businesses	25	—	—	—	422	447
Additions	—	10	362	102	—	474
Transfer from (to)/from property, plant and equipment	—	(3)	(307)	140	—	(170)
Disposal of businesses	—	(7)	—	—	—	(7)
Reversal of minimum pension liability	—	—	—	—	(408)	(408)
Impairment	(21)	—	—	(5)	—	(26)
Disposals	—	(62)	(154)	(44)	—	(260)
Foreign currency translation	(46)	(68)	(8)	(2)	—	(124)

Balance at 30 June 2004	363	384	964	1,089	422	3,222

Amortisation
Balance at 30 June 2002	3	139	219	81	—	442
Current year charge	—	96	33	220	—	349
Transfer from equity investees	120	—	—	—	—	120
Foreign currency translation	(24)	(45)	(5)	(10)	—	(84)
Disposals	—	(1)	(219)	(1)	—	(221)

Balance at 30 June 2003	99	189	28	290	—	606
Current year charge	—	73	13	352	55	493
Transfer (to)/from Property, plant and equipment	—	—	(29)	1	—	(28)
Disposal of businesses	—	(7)	—	—	—	(7)
Disposals	—	(31)	—	(35)	—	(66)
Foreign currency translation	(21)	(33)	—	—	—	(54)

Balance at 30 June 2004	78	191	12	608	55	994

Net book value 2004	285	193	952	481	367	2,278

Net book value 2003	306	325	1,043	608	408	2,690

        Major expenditure on intangible assets comprises the implementation of a purchased enterprise resource planning system at a number of sites in the Group as well as ongoing exploration and development activities in the upstream oil and gas industry, mainly in Mozambique.

        Changes in other intangibles during 2004 include the reversal of the additional minimum pension liability adjustment of R408 million and long-term customer contracts acquired as part of the acquisition of the remaining 75.63% of Naledi Petroleum Holdings (Pty) Limited of R422 million less accumulated amortisation of R55 million.

        The amortisation rates of intangible assets, using the straight-line basis, are as follows:

Rates

Goodwill up to 30 June 2002 at 5%, thereafter no goodwill is amortised.
Patents and trademarks	10–20%
Capitalised software	33%
Long term customer contracts	25%
Capitalised exploration costs are amortised using the units-of-production method, over proven oil and gas reserves.

        For intangible assets subject to amortisation, the estimated future aggregate amortisation expense per annum is as follows:

For the year ended 30 June	2004	2003

	(Rand in millions)
Within 1 year	593	424
1–2 years	403	380
2–3 years	317	194
3–4 years	135	58
4–5 years	127	70
over 5 years	418	850

	1,993	1,976

        The realisability of intangible assets is evaluated at least annually to assess the recoverability of carrying amounts. The valuation is based on various analyses including cash flow and profitability projections. The valuation necessarily involves significant management judgment. As a result of the Group's assessment of recoverability of its intangible assets at 30 June 2004, the Group has determined that the net carrying value of its intangible assets at 30 June 2004 has been impaired. The impairment recorded during the current year relates to goodwill of R21 million and intangible assets of R5 million. The impairment of goodwill of R21 million is an impairment relating to the Sasol Mining Initiator's entities as a result of a change in operations to toll manufacturing.

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

15.   Property, plant and equipment

	30 June 2004	30 June 2003

	(Rand in millions)
Land, buildings and improvements	2,880	3,010
Plant, equipment and vehicles	45,525	37,129
Capital work in progress	6,078	9,665
Coal mining assets	5,711	5,507

	60,194	55,311
Less: accumulated depreciation	20,474	16,833

	39,720	38,478

        The depreciation rates applied using the straight line method are:

Rates

Buildings and improvements	2–8%
Plant, equipment and vehicles	4–33%
Coal mining assets are depreciated using the units-of-production method.
Land and Capital work in process are not depreciated.

        Assets with a carrying value of R803 million (2003—R581 million) were held under capital leases and were included in plant, equipment and vehicles above.

        Included in the cost of property, plant and equipment are asset retirement costs capitalized of approximately R125 million (2003—R33 million). These costs are capitalised to the cost of the asset and depreciated over its estimated useful life. Prior to the adoption of SFAS 143, asset retirement costs were expensed in the period incurred.

        During the year, interest of R750 million (2003—R808 million) was capitalised to property, plant and equipment. Included in the depreciation charge for the year is amortisation relating to the capitalised interest of R163 million (2003—R128 million).

        The carrying value of property, plant and equipment pledged as security for liabilities amounted to R12,107 million (2003—R8,093 million).

        The cost of fully depreciated assets amounted to R7,652 million (2003—R7,093 million).

        The Group assessed the recoverability of its long-lived assets and determined that there was an impairment charge of R253 million (2003—R5 million) required for the year ended 30 June 2004.

        Some of the significant impairments included in the impairment charge of R253 million for the year ended 30 June 2004 are impairments in the following business segments:

Sasol Solvents—R42 million

        Glycol ethers plant—Germany—An impairment review performed on the assets of Sasol Germany, identified that the glycol ethers plant is not expected to generate future positive cash flows. Accordingly a net impairment charge of R13 million was recognised in the income statement.

        Crotonaldehyde and Ethanol plant—South Africa—The crotonaldehyde plant will produce feedstock until October 2004 to meet existing contractual commitments. Thereafter, the plant will be shut-down and parts of the plant used in a new process to convert acetaldehyde into crude ethanol. The crotonaldehyde plant has thus been impaired to a carrying value approximating the value of the assets that will be used in the crude ethanol plant.

        The ethanol plant has been mothballed since December 2003. Enhancements to the Secunda plant have resulted in this plant no longer producing any product and not being required for backup purposes. As there are no future cash flows expected to be generated from this plant, the plant was impaired to a zero book value. A total impairment charge in respect of these two plants of R23 million has been recognised in the income statement.

        Sodium Hydrogen Sulphide and Ammonium Sulphide plants—South Africa—The poor economic performance of the NaHS and ASD plants resulted in an impairment test being performed. The value in use for this asset was determined which is less than the carrying value and accordingly an impairment of R6 million was recognised in the income statement.

Sasol Olefins and Surfactants—R52 million

        Sulphonation plant—Germany—The Marl sulphonation (LAS) units are running well below capacity. The lower sales volumes and resulting gross margin are not enough to support the associated fixed costs and result in a net negative cash flow. Furthermore, the main Marl LAS unit is based on old batch technology and the resulting product quality has been acceptable in the past but is coming under scrutiny now from some major customers. The impairment test performed resulted in an impairment of R26 million.

        Poly Internal Olefins (PIO) Plant—Italy—PIO is an olefins derivative used in the automotive lubricants market and the plant is situated on the Sarroch site of Sasol Italy. During the past two years, the PIO based lubricants, experienced severe competition from Poly Alpa Olefins (PAO) lubricants (quality leader) and a newcomer Hydrocracked Basestock (cost and price leader). As a consequence the PIO plant is operating below 50% of capacity which results in a net negative cash flow. An impairment test was carried out and an impairment of R26 million was recognised.

Nitro businesses (included in "Other businesses")—R129 million

        The assets of Fedmis have been written down to a potential scrap value resulting in a total impairment of R108 million due to a proposed disposal of Fedmis.

        The change of operations to toll manufacturing results in certain assets in the remaining Sasol Mining Initiators (Pty) Limited (Sasol Mining Initiators Africa (Pty) Limited in particular) being impaired by R21 million.

16.   Accrued expenses and other obligations

	30 June 2004	30 June 2003

	(Rand in millions)
Amounts due to capital project related creditors	564	604
Short-term portion of long-term obligations	648	459
Employee related liabilities	1,103	954
Short-term payables under derivative financial insturments	1,184	740
Value added tax	197	120
Rebates payable	—	39
Amounts due to related parties	128	13
Audit fees payable	18	14
Provision for interest on unsecured guaranteed registered notes	69	—
Duty at source creditors	786	971
Short-term portion of accrued pension liabilities	15	2
Short-term portion of post-retirement healthcare	22	26
Short-term obligations	307	460
Insurance loss reserve	239	2
Provision for ConocoPhillips sulfur dioxide claims	17	—
Other payables	543	583

	5,840	4,987

17.   Short-term debt

	30 June 2004	30 June 2003

	(Rand in millions)
Short-term portion of long-term debt	400	772
Commercial paper (Refer Note 21)	1,521	3,288
Revolving credit facility (Refer Note 21)	1,023	1,184
Commercial banking facilities (Refer Note 21)	4,094	3,453
Bridging finance	—	550
Other	101	239

	7,139	9,486

        The weighted average interest rate of short-term debt for the year was approximately 8.63% (2003—12.96%).

        The bridging finance related to a loan in respect of the Natural gas pipeline project which was taken out in December 2002 and expired in December 2003.

18.   Long-term obligations

2004	Asset retirement obligation	Other	Total

	(Rand in millions)
Balance at 1 July 2003	1,856	614	2,470
Charge for the year	323	255	578
Utilised during the period	(154)	(204)	(358)
Capitalised to property, plant and equipment	92	19	111
Reversal of unused amounts	(112)	(11)	(123)
Accretion	151	2	153
Disposal of businesses	(7)	(10)	(17)
Foreign currency translation	(63)	(80)	(143)
Effect of change in estimated future cash flows	(83)	—	(83)

Balance at 30 June 2004	2,003	585	2,588
Less: current portion	426	222	648

Long-term portion	1,577	363	1,940

2003	Asset retirement obligation	Other	Total

	(Rand in millions)
Balance at 1 July 2002	2,686	844	3,530
Charge for the year	11	323	334
Change in method of accounting for asset retirement obligations	(739)	—	(739)
Utilised during the period	(134)	(282)	(416)
Capitalised to property, plant and equipment	33	—	33
Reversal of unused amounts	(64)	(137)	(201)
Accretion	118	—	118
Acquisition of businesses	72	—	72
Foreign currency translation	(127)	(134)	(261)

Balance at 30 June 2003	1,856	614	2,470
Less: current portion	298	161	459

Long-term portion	1,558	453	2,011

        In accordance with SFAS 143, an asset retirement obligation is recognised when the obligation arises. The asset retirement obligation includes estimated costs for the rehabilitation of coal mining and petrochemical sites.

        There is an ABSA Bank fixed deposit of R144 million (2003- R153 million) included in Investments in Securities (see Note 12) which is legally restricted for the purposes of the rehabilitation requirements incurred by Sasol Mining.

        The Group believes that, based on the current information available, any additional liability in excess of the amounts provided will not have a material adverse effect on its financial condition, liquidity or cash flow.

        Other obligations include, liabilities in respect of leave pay for personnel, deferred wages, severance indemnity and retirement program expenses.

19.   Long-term debt

Repayment terms	Collateral	Interest Rate		30 June 2004	30 June 2003

				(Rand in millions)
Collateralised loans
Repayable in semi-annual installments until October 2008	Plant, equipment and inventories with a book value of R9,880 million (2003—R10,031 million)	1%–7.8%		1,263	2,963
Repayable in monthly installments until June 2015	Plant and equipment with a book value of R798 million	Jibar +(1.6%–3%	)	798	—
Repayable in semi-annual installments until June 2015	A pipeline asset with a carrying value of R3,343 milllion	Jibar +(1.6%–3%	)	1,330	—
Repayable in annual installments until March 2008	Plant and equipment with a book value of R84 million (2003—R113 million)	4.65%–5% Fixed		63	91
Capital lease liabilities
Repayable in equal monthly instalments until June 2017	Building with a book value of R190 million (2003—R169 milliion)	10.6%		202	197
Repayable in equal monthly instalments until September 2019	Building and equipment with a book value of R59 million (2003—R64 million)	7.1%–20.7%		59	64
Repayable in equal monthly instalments until March 2034	Secured over plant and equipment with a book value of R398 million	9%–16% Variable		350	108
Reapayable in equal monthly instalments until January 2008	Computer Equipment with a book value of R55 million (2003—R59 million)	7%–17%		55	59
Repayable in equal monthly instalments until April 2007	Computer Equipment with a book value of R93 million (2003—R135 million)	7%–14%		105	168
Repayable in equal monthly instalments until December 2015	Various	Various		8	14
Redeemable preference shares of subsidiaries
Repayable in full between January 2004 and December 2005	Secured in terms of a put option against the shareholders of National Petroleum Refiners of South Africa (Pty) Limited	7.5%		618	887
Repayable in full on 31 December 2003	Guarantee from Sasol Oil (Pty) Limited	12.5%		—	71
Unsecured guaranteed registered notes
Repayable on 1 September 2007. Interest is paid semi-annually in arrears on 1 March and 1 September each year, commencing 1 March 2004	None	10.5% Fixed		2,000	—
Loans
Repayable in equal annual instalments until December 2006	None	3% variable		54	84
Repayable in equal annual instalments until April 2005	None	—		6	15
Repayable in July 2003	None	13.0%		—	75
Repayable in semi-annual instalments ending April 2014	None	8.8%–11.3%		165	—
Repayable in December 2015	None	Variable		32	35
No fixed terms of repayment	None	8.0% Fixed		63	48
Repayable in December 2013	None	Libor +0.13%		363	—
Other	None	Various		19	112

Total debt				7,553	4,991
Less: short-term portion				400	772

Long-term debt				7,153	4,219

        The redeemable preference shares were issued by a subsidiary to finance specific projects. The redemption of these preference shares cannot result in a change in control of the subsidiary and even if called upon the guarantees will be redeemed in proportion to the existing shareholding. These preference shares will not result in the issue of shares of the holding company and as a result are classified as long-term debt instruments and the preference dividends are included in finance costs in the income statement.

        The aggregate maturities of total debt (including short-term portion) subsequent to 30 June 2004 and 30 June 2003, are as follows:

	30 June 2004	30 June 2003

	(Rand in millions)
Within 1 year	400	772
1–2 years	513	984
2–3 years	934	856
3–4 years	3,057	867
4–5 years	393	617
Thereafter	2,256	895

Total debt maturities	7,553	4,991

20.   Shareholders' equity

Number of ordinary shares in issue

	Years ended:
	30 June 2004	30 June 2003	30 June 2002

	(Number of shares)
Balance at beginning of year	668,798,425	666,868,725	664,979,525
Share options exercised	2,473,000	1,929,700	1,889,200

Balance at end of year	671,271,425	668,798,425	666,868,725
Less: Treasury shares	(60,111,477)	(59,741,477)	(57,857,149)

	611,159,948	609,056,948	609,011,576

Treasury shares

        At every annual general meeting since the annual general meeting held on 25 October 1999 the shareholders have authorised the directors to approve the purchase, by Sasol Limited (the company) or any of its subsidiaries, of the company's shares subject to the provisions of the South African Companies Act and the requirements of the JSE Securities Exchange South Africa. The current restrictions imposed on the directors by the shareholders, the Companies Act and the JSE Securities Exchange South Africa are:

  •
  the general authority is valid from annual general meeting to annual general meeting and can be varied and revoked by special resolution prior to the company's next annual general meeting;

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

        Repurchases may be made at times and at prices deemed appropriate by management and consistent with the authorisation of the shareholders. During the year ended 30 June 2004, 370,000 shares (2003—1,884,328 shares) of the company at a total price of R33 million (2003—R185 million) were repurchased. At 30 June 2004, a total of 60,111,477 shares, representing 9% of the issued share capital of the company, had been repurchased since 9 May 2000 at an average price of R60.67 per share.

Sasol Share Incentive Scheme

        In 1988, the shareholders approved the adoption of the Sasol Share Incentive Scheme. The scheme was introduced to provide an incentive for senior employees (including executive directors) of the Group who participate in management and also non-executive directors from time to time.

        In terms of the scheme, options up to a maximum of 60,000,000 shares (2003—60,000,000 shares; 2002—60,000,000 shares) of ordinary share capital may be offered by the directors to eligible Group employees. Each employee is limited to holding a maximum of 1,000,000 (2003—1,000,000; 2002—600,000) of the company's shares. The exercise price of these options equals the market price of the underlying shares on the trading day immediately preceding the granting of the option.

        For options granted prior to 25 October 1999, vesting periods for these options are as follows:

  •
  1/3 of the options vest on the fourth anniversary of the grant;

  •
  1/3 of the options vest on the sixth anniversary; and

  •
  1/3 of the options vest on the eighth anniversary.

20.   Shareholders' equity

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

        Options available for grant under the scheme amount to 12,303,500 shares (2003—15,379,200 shares; 2001—19,737,100 shares). Of the total shares available under the scheme, 20,598,600 options (2003—18,125,600 options; 2002—16,195,900 options) had been converted into shares.

        Details of share option activity is as follows:

	Weighted average option/exercise prices	Number of shares

	(Rand)
Outstanding at 26 June 2001	42.86	19,945,900
Granted	85.55	6,835,000
Forfeited	77.06	(83,900)
Expired	45.86	(740,800)
Exercised	41.30	(1,889,200)

Outstanding at 30 June 2002	55.98	24,067,000
Granted	107.76	4,942,300
Forfeited	115.18	(44,000)
Expired	68.74	(540,400)
Exercised	39.19	(1,929,700)

Outstanding at 30 June 2003	66.44	26,495,200
Granted	90.99	3,950,700
Forfeited	92.14	(63,100)
Expired	74.14	(811,900)
Exercised	45.26	(2,473,000)

Outstanding at 30 June 2004	71.77	27,097,900

Vested, but not yet exercised at 30 June 2004		5,567,000
Vested, but not yet exercised at 30 June 2003		2,829,700
Vested, but not yet exercised at 30 June 2002		1,334,000

        The following table summarises weighted average option exercise price information:

	Options outstanding			Options vested but not yet exercised
Range of exercise prices	Number outstanding at 30 June 2004	Weighted average remaining life (a)	Weighted average exercise price	Number vested at 30 June 2004	Weighted average exercise price

R23.10–R30.00	2,600,900	2.89	24.95	418,600	25.14
R30.01–R40.00	1,415,700	4.06	37.55	702,300	37.48
R40.01–R50.00	3,268,300	4.33	42.67	1,430,200	42.62
R50.01–R60.00	4,710,600	4.57	54.50	887,500	53.66
R60.01–R70.00	799,600	5.92	69.02	210,100	69.11
R70.01–R80.00	3,803,800	6.07	78.63	1,118,100	78.58
R80.01–R90.00	4,165,500	7.93	88.06	64,600	84.99
R90.01–R100.00	735,200	8.64	96.69	—	—
R100.01–R110.00	1,132,600	7.37	105.59	188,600	107.79
R110.01–R120.00	4,285,200	7.00	115.48	486,900	113.69
R120.01–R130.00	—	—	—	—	—
R130.01–R132.40	180,500	7.00	132.40	60,100	132.40

	27,097,900			5,567,000

(a)
Weighted average remaining life (years) of options granted.

        In accordance with APB Opinion 25 and related interpretations, compensation cost recognised for the Group's share incentive plans amounted to approximately R25 million (compensation income in 2003—R7 million, compensation cost in 2002—R48 million).

Dividends

        An interim dividend of 215 cents per share (2003—215 cents per share, 2002—200 cents per share) was paid on 13 April 2004. A final dividend in respect of the year ended 30 June 2004 of 235 cents per share (2003—235 cents per share, 2002—250 cents per share) was declared on 7 September 2004. As the final dividend for 2004 is expected to be declared subsequent to the financial year no liability has been recognised in the annual financial statements in respect of this final dividend.

        The cash flow of the final dividend of 235 cents per share is expected to be approximately R1,436 million.

21.   Commitments and contingencies

Lease and purchase commitments

        The Company and its subsidiaries occupy certain premises under leases which are classified as capital leases which expire at various dates until 2034. Sasol Chemie had various outstanding purchase commitments primarily for feedstock purchases. The commitments arise mainly from take-or-pay agreements. In general such commitments are at prices not in excess of current market prices.

        The Group's future minimum capital and operating lease payments and purchase commitments are as follows:

	Capital	Operating	Purchase commitments

	(Rand in millions)
Within 1 year	191	213	2,462
Within 1–2 years	141	170	1,428
Within 2–3 years	79	123	905
Within 3–4 years	65	92	496
Within 4–5 years	64	103	587
Greater than 5 years	143	138	2,929

Total minimum lease/purchase commitments	683	839	8,807

Less amounts representing interest	(71)

	612

        Operating rent expense incurred amounted to R304 million (2003—R340 million, 2002—R322 million).

Capital commitments

        Commitments are budgeted, approved and reported in terms of the management approach used for segmental reporting.

        Contracted and authorised capital expenditure are summarised below:

	30 June 2004	30 June 2003

	(Rand in millions)
Capital expenditure
Authorised and contracted for	10,383	9,562
Authorised but not yet contracted for	14,397	8,510

	24,780	18,072

        One of the significant projects approved and included in capital commitments for the year ended 30 June 2004, is Project Turbo (total project value—R12,181 million) scheduled ready for operation in January 2006. These costs will be incurred to comply with the South African government's new fuel specification whereby the production and marketing of leaded fuel will be discontinued and the maximum sulfur content of diesel will be reduced substantially. This has required capital investment to modify Sasol's liquid fuel refining and blending operation and to establish an additional plant to increase the octane rating of synthetic petrol and the construction of a polypropylene plant to compliment an existing plant.

        Included in the above capital commitments are the Group's share of capital commitments in respect of the gas-to-liquids joint ventures Oryx GTL (Qatar)—R2,010 million and Excravos GTL (Nigeria)—R4,629 million which are accounted for as equity accounted investees.

Guarantees

        The Group has issued the following guarantees for which the liabilities have not been included in the balance sheet:

	30 June 2004 Guarantee	30 June 2003 Guarantee

	(Rand in millions)
Guarantee in respect of the Natural gas pipeline	62	987
Letters of credit	63	60
Customs and Excise	130	104
Guarantee to RWE-DEA	227	260
Guarantees in respect of GTL Ventures	7,070	8,426
Miscellaneous other guarantees	311	471

	7,863	10,308

Guarantee in respect of the Natural gas pipeline

        Sasol has issued the following guarantee for the obligations in respect of the Republic of Mozambique Pipeline Investment Company (Pty) Limited (ROMPCO) in respect of the natural gas pipeline including inter alia:

  •
  Sasol Financing (Pty) Limited issued a guarantee to Wedelin Investments (Pty) Limited for the financial obligations of ROMPCO under an engineering, procurement construction contract (EPC). At 30 June 2004, a total guarantee of R 31 million (2003—R 987 million) was committed under the EPC contract.

Guarantees in respect of GTL Ventures

        Sasol has issued the following significant guarantees for the obligations of various of its subsidiaries in respect of the GTL Ventures. These guarantees relate to the construction and funding of Oryx GTL Limited in Qatar and Escravos GTL in Nigeria, including inter alia:

  •
  Sasol Limited issued a completion guarantee for its portion of the project debt of Oryx GTL Limited capped at USD 343 million (R2,130 million) plus interest and costs subject to the project demonstrating a minimum level of sustained production over a continuous period of ninety days and catalyst deactivation within acceptable parameters for at least two hundred and seventy days, after commissioning. It is estimated that the project will be commissioned during March 2006.

  •
  Sasol Limited issued a guarantee for the take-or-pay obligations of its wholly owned subsidiary under the gas sale and purchase agreement (GSPA) entered into between Oryx GTL Limited, Qatar Petroleum and ExxonMobil Middle East Gas Marketing Limited, by virtue of this subsidiary's 49% shareholding in Oryx GTL Limited. Sasol Limited's exposure is limited to the amount of USD100 million approximately (R621 million) (2003—USD110 million approximately (R825 million)). In terms of the GSPA, Oryx GTL Limited is contractually committed to purchase minimum volumes of gas from Qatar Petroleum and ExxonMobil Middle East Gas Marketing Limited on a take-or-pay basis. Should Oryx GTL terminate the GSPA prematurely, Sasol Limited's wholly owned subsidiary will be obliged to take-or pay its 49% share of gas offtake requirements by way of damages for a maximum amount of USD 100 million (R 621 million). The term of the GSPA is 25 years from the date of commencement of operations. It is estimated that the project will be commissioned during March 2006.

  •
  Sasol Limited issued a guarantee for the obligation of its wholly owned subsidiary to contribute 49% of the required equity in respect of the investment in Oryx GTL Limited. Sasol's equity contribution is estimated at US$ 75 million (R466 million). It is expected that the project will be commissioned during March 2006.

  •
  Sasol Limited issued a performance guarantee for the obligations of its subsidiaries in respect of the construction of Escravos GTL in Nigeria for the duration of the investment in Escravos GTL limited to an amount of US$ 250 million (R1,553 million).

  •
  Sasol Limited issued a performance guarantee for the obligations of its subsidiaries in respect of and for the duration of the investment in Sasol Chevron Holdings Limited, limited to an amount of US$ 250 million (R1,553 million). Sasol Chevron Holdings Limited is a joint venture between a wholly owned subsidiary of Sasol Limited and Chevron Texaco Corporation.

        All guarantees listed above are issued in the normal course of business.

        The Group has guaranteed the fulfilment of various subsidiaries' and joint ventures' obligations in terms of contractual agreements.

Product warranties

        The Group provides product warranties with respect to certain products sold to customers in the ordinary course of business. These warranties typically provide that products sold will conform to specifications. The Group generally does not establish a liability for product warranty based on a percentage of turnover or other formula. The Group accrues a warranty liability on a transaction-specific basis depending on the individual facts and circumstances related to each sale. Both the liability and the annual expense related to product warranties are insignificant to the consolidated group financial statements.

Contingencies

Litigation

        The Group is party to legal proceedings in the ordinary course of business and the Group does not believe that there are any pending legal proceedings which could have a material adverse effect on the Group's business, operating results or financial condition.

EDC pipeline litigation

        Before Sasol's acquisition of Condea Sasol North America, Inc. (previously Condea Vista), Condea Vista had numerous separate pending cases which originated as a result of a 1994 rupture of the Conoco Ethylene Dichloride (EDC) pipeline connecting ConocoPhillips' (Conoco) dock to Sasol North America's vinyl chloride monomer plant in the United States of America. Plaintiffs sought compensatory and punitive damages as a result of alleged exposure to EDC while employed as contractors hired by Conoco to clean up the EDC. With the exception of hold-out plaintiffs, all of these cases have been settled.

        Under the Asset and Share purchase agreement with RWE-DEA for the acquisition of Sasol Chemie, the EDC pipeline cases were classified as a Reserved Matter and the associated costs are reimbursable by RWE-DEA less insurance and tax benefits. There were no material accruals related to EDC pipeline cases for any of the periods presented.

Sulfur dioxide release

        During January 2003, Sasol North America Inc. and the Conoco refinery released a quantity of sulfur dioxide to the environment as a result of a power outage in the refinery. Lawsuits were filed against Conoco and Sasol North America has since been added as a defendant. Sasol North America has reached agreement with Conoco that it would pay damages if the cases were settled or lost, limited to a non-material amount. Provision has been made for amounts payable (see Note 16).

Fly ash plant

        Sasol Synfuels (Pty) Limited is in legal proceedings with regard to the operation of a plant in Secunda. The plaintiff, Ashcor, has claimed damages relating to their inability to develop their business and a projected loss of future cash flows. The trial has been postponed to 4 April 2005.

Class Action

Joel Nagashigo and Others

        A class action law suit has been filed in the New York District Court by an undisclosed number of plaintiffs (represented by attorney Edward Fagan) who are each claiming US$ 1 million plus punitive damages of US$ 5 million in respect of claims based on negligence, product liability, failure to warn of dangers and emotional distress together with actual damages for past and future medical expenses. Sasol Limited and National Petroleum Refiners of South Africa (Pty) Limited and other non Sasol companies are cited as defendants. A detailed factual basis of the claim is unclear from the summons. Sasol is of the view the claims are without merit and the case should in any event be dismissed on the basis of amongst other things that the appropriate forum, both in respect of jurisdiction and convenience, ought to be in South Africa and not the State of New York.

Dorothy Molefi and Others

        Certain plaintiffs have sued Sasol Limited and National Petroleum Refiners of South Africa (Pty) Limited and various other defendants in two claims in a New York Federal Court. The plaintiffs are represented by attorney Edward Fagan. These claims are similar to many already served against a large number of multi-national corporations worldwide. The plaintiffs allege that during the period from the 1960's to the early 1990's, the tribes, people and indigenous men and women of South Africa were subjected to inhumane and cruel treatment by and at the hands of and as a direct result of a conspiracy between the defendants and the "Apartheid Era Government". The plaintiffs also allege that the defendants have conspired with the post-apartheid governments of former President Mandela and President Mbeki (who is also cited as a defendant in his personal capacity) to commit acts of genocide against the plaintiffs, plaintiff's families etc and perpetrated unwarranted expropriation and other wrongful acts. It is also alleged that defendants violated international law and the ius gentium (law of nations). The claims against Sasol Limited have been consolidated with many other similar claims against many other multi-national corporations before the Federal Court of New York. Sasol is of the view the claims are without merit and the case should in any event be dismissed on the basis of amongst other things that the appropriate forum, both in respect of jurisdiction and convenience, ought to be in South Africa and not the New York Federal Court.

Fertilizer competition matters

        Nutri-Flo CC and Nutri-Fertilizer CC filed a complaint in November 2002 with the Competition Commission that Sasol Nitro was abusing its dominance and excluding Nutri-Flo from certain markets. The complaint was rejected by the Competition Commission and Nutri-Flo has subsequently applied to the Contribution Tribunal for an interdict against Sasol. A parallel investigation by the Competitions Commission into allegations of collusive behaviour in the fertiliser industry are ongoing and documents requested have been submitted to the Commission.

Retail filling station guidelines

        The Gauteng Department of Agriculture Conservation Environment and Land Affairs has developed guidelines relating to the development and upgrading of filling stations within the Gauteng region in South Africa which constrain the development of service stations. A number of applications for authorisation for filling stations in which Sasol Oil has an interest have been rejected. Five appeals have been lodged, one being successful, one unsuccessful and three are still pending.

Other

        From time to time Sasol Companies are involved in other litigation and administrative proceedings in the normal course of business. Although the outcome of these proceedings and claims cannot be predicted with certainty, the Group does not believe that the outcome of any of these cases would have a material effect on its financial results

Environmental Orders

        The Group is subject to numerous national and local laws and regulations that regulate the discharge of materials into the environment or that otherwise relate to the protection of human health and the environment in all locations in which it operates. As with the oil and gas and chemical industries, generally, compliance with existing and anticipated environmental health, safety and process safety laws and regulations increases the overall cost of business, including capital costs to construct, maintain, and upgrade equipment and facilities. These laws and regulations have required, and are expected to continue to require, the Group to incur significant expenditures of both a capital and expense nature.

        Under the agreement for the acquisition of Sasol Chemie, we received an indemnification from RWE-DEA for most of the costs of operational compliance with respect to conditions existing at Condea Vista Company located in the United States on or before 1 March 2001 that we expect will survive until at least 1 March 2006.

        We have various immaterial environmental actions currently outstanding from government regulatory agencies in the United States related to Sasol Chemie's waste management facilities, air emissions, and groundwater contamination. At 30 June 2004, the Company had accrued R64 million (2003—R110 million) related to outstanding environmental actions. This amount has been included in the long-term rehabilitation obligation in Note 19. Total environmental compliance expenditures for Sasol

Chemie's US manufacturing sites for the next five years are estimated to range from R5 million to R13 million per annum.

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

Borrowing facilities

        The Group has borrowing facilities with major financial institutions of approximately R23,000 million (2003—R21,000 million). Of these facilities approximately R8,000 million (2003—R12,000 million) had been utilised at year end.

        There were no known events of default for the years ended 30 June 2004 and 30 June 2003.

List of major banking facilities and debt arrangements at 30 June 2004:

	Note	Expiry Date		Currency		Rand Equivalent	Utilisation

				(Millions)		(Rand in millions)
Debt arrangements
Sasol Financing
10.5% Unsecured guaranteed registered notes	i	September 2007				2,000	2,000
Unsecured guaranteed loan	ii	December 2013		US$	58.5	363	363
ROMPCO and Sasol Petroleum Temane
Loans from developmental financial institutions	iii	June 2015			euro30	227	—
Loans from banks and developmental agencies	iii	June 2015				3,560	2,128

						6,150	4,491

Banking facilities
Sasol Financing
Commercial banking facilities	iv	Various (short-term	)			11,500	4,032
Commercial paper programme	v	None				6,000	1,521
Revolving credit facility (syndicated)	vi	October 2006			euro375	2,837	1,023
Sasol Wax
Commercial banking facilities	iv	Various (short-term	)		euro64	487	62
Sasol Financing International
Commercial banking facilities	iv	Various (short-term	)	US$	70	435	—
Sasol Chemie
Asset based finance (Germany/Italy)	vii	December 2007			euro89	672	672
Asset based finance (USA)	vii	December 2007		US$	45	281	281
Revolving credit facility	vii	December 2007			euro126	953	205
Project facility (Sasol Huntsman)	vii	December 2006			euro9	69	69

						23,234	7,865

i.      10.5% Unsecured guaranteed registered notes:

  Commitment fees: No fees are paid on unutilised facilities.

  Expiry date: 1 September 2007.

  Events of default:

  •
  Non payment of amounts due;

  •
  Insolvency; distress, execution or analogous event affects assets with an aggregate in excess of a threshold amount;

  •
  A material subsidiary's assets are seized, nationalised, expropriated or compulsorily acquired due to government actions;

  •
  The issuer ceasing to be a wholly owned subsidiary;

  •
  A material group member ceases to carry on business;

  •
  Material adverse change that leads to the inability to comply with its material obligations under the finance documents.

ii.     Unsecured guaranteed loan:

  Commitment fees: No fees are paid on unutilised facilities.

  Expiry date: 1 December 2013.

  Events of default:

  •
  Non payment of amounts due;

  •
  Non payment of financial indebtedness in excess of a threshold amount;

  •
  Insolvency; distress, execution or analogous event affects assets with an aggregate in excess of a threshold amount; and

  •
  Material adverse change that leads to the inability to comply with its material obligations under the finance documents.

  Covenants: A formal compliance certificate is required on a six monthly basis. The financial covenants are based on various key financial ratios, namely:

  •
  Interest cover (minimum 3.5:1);

  •
  Net debt: EBITDA (maximum 4.5:1); and

  •
  Consolidated tangible net worth (minimum R9 billion).

iii.    Loans from development financial institutions and loans from banks and developmental agencies:

  Commitment fees: No fees paid on unutilised facilities.

  Expiry date: 1 December 2013.

  Events of default:

  •
  Non payment of amounts due;

  •
  Non payment of financial indebtedness in excess of a threshold amount;

  •
  Insolvency; distress, execution or analogous event affects assets with an aggregate in excess of a threshold amount; and

  •
  Material adverse change that leads to the inability to comply with its material obligations under the finance documents.

  Covenants: A formal compliance certificate is required on a six monthly basis. The financial covenants are based on various key financial ratios, namely:

  •
  Interest cover (minimum 4:1);

  •
  Net debt: EBITDA (maximum 4:1);

  •
  Consolidated tangible net worth (minimum R10 billion); and

  •
  Leverage ratio (maximum 1.5:1).

iv.    Commercial banking facilities:

  Commitment fees: No fees are paid on unutilised facilities.

  Conditions of withdrawal of facility: Banking facilities are withdrawable on notice.

  Expiry date: On demand.

v.      Guaranteed commercial paper programme:

  Commitment fees: there is no committed facility, therefore no fees are paid on unutilised amounts.

  Events of default: upon the event of a default being non-payment of amounts due, any note holder may accelerate the debt.

vi.    Revolving credit facility (syndicated):

  Commitment fees: payable on the undrawn, uncancelled amount of the facility. Commitment fees for the year ended 30 June 2004 amounted to R4.8 million.

  Events of default:

  •
  Non payment of amounts due;

  •
  Non payment of financial indebtedness in excess of a threshold amount;

  •
  Insolvency; distress, execution or analogous event affects assets with an aggregate in excess of a threshold amount;

  •
  A material group member ceases to carry on business; and

  •
  Material adverse change that leads to the inability to comply with its material obligations under the finance documents.

  Covenants: A formal compliance certificate is required on a six monthly basis. The financial covenants are based on various key financial ratios, namely:

  •
  Interest cover (minimum 8:1); and

  •
  Net debt: EBITDA (maximum 2:1).

vii.   Sasol Chemie facilities:

  Commitment fee on unutilised revolving credit facility: payable on the undrawn, uncancelled amount of the revolving credit commitment. Commitment fees for the year ended 30 June 2004 amount to R2.9 million.

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

  Covenants: A formal compliance certificate to be submitted on a quarterly basis. The financial covenants are based on various key financial ratios, namely:

  •
  Consolidated tangible net worth (minimum euro 400 million);

  •
  Leverage ratio (maximum 1.75:1);

  •
  Interest cover (minimum 6.5:1); and

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

  The net assets of Sasol Chemie, restricted for distribution, are approximately R6,700 million (2003—R7,112 million)

22.   Pension and other post retirement benefits

        Sasol Limited have defined benefit pension funds and defined contribution funds.

        Contributions by the Group, and in some cases the employees, are made for funds set up in South Africa, and the United States of America, whilst no contributions are made by employees for plans established in other geographic areas.

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

        Members of the defined benefit section are required to contribute to the fund at the rate of 7.5% of pensionable salary. Sasol (South African operations) meets the balance of cost of providing benefits. Company contributions are based on the results of the actuarial valuation of the Fund in terms of South African legislation and are agreed to by Sasol Limited and the Fund trustees.

        Contributions for the defined contributions section, are paid by the members and Sasol at fixed rates.

        The assets of the Fund are held separately from those of the company in a trustee administered fund, registered in terms of the South African Pension Funds Act, 1956. Included in the Fund assets are 2,369,708 Sasol Limited shares valued at R232.2 million at year end (2003—3,027,023 shares at R263,4 million) purchased under terms of an approved investment strategy. The Fund received dividends on Sasol Limited shares of R13.6 million (2003—R7.6 million) during the year.

        The pension charge for the year is determined in consultation with the Fund's independent qualified actuary and is calculated using the same assumptions as those used at the last actuarial valuation of the Fund. The Fund assets have been valued at fair value.

        During the year ended 30 June 2003, the Group changed its measurement date for its South African retirement benefit plans from 30 June to 31 March to facilitate the obtaining of accurate data within the reporting timeframe. The Group assessed its assumptions and calculations at the two measurement dates for the prior periods and concluded that the results would not have a material impact on the results of operations for the year ended 30 June 2003 and financial position as at 30 June 2003.

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

        In determining the prepayment asset of the Fund at 30 June 2002, management, in consultation with the Fund's independent qualified actuary, calculated the potential cost of the payment of enhanced benefits to former members and minimum pension increases for pensioners. This resulted in a R478 million increase in the projected benefit obligation, which is disclosed as plan amendments. The remaining unrecognised prior service cost related to these plan amendments has been included in the prepayment asset of the Fund at 30 June 2004. No determination of the further potential apportionment has been made as it in unlikely to eventuate until 2005 and is dependent on the actuarially calculated surplus, if any, that will exist at the apportionment date and the determinations of the Trustees of the Fund.

        A significant number of the employees are covered by union sponsored, collectively bargained, and in some cases, multi employer defined contribution pension plans. Information from the plans' administrators of these plans offering defined benefits is not sufficient to permit the company to determine its share, if any, of any unfunded vested benefits.

Sasol (Foreign operations)

        Pension coverage for employees of Sasol's international operations is provided through separate plans. The Group systematically provides for obligations under such plans as services are rendered by qualifying employees by depositing funds with Trustees for those plans operating in the United States of America, or by creation of accounting obligations for other plans.

FUNDED PLANS

        The individual fund funding details based on the latest actuarial valuations were:

Pension fund	2004 South Africa	2004 United States of America

Last actuarial valuation/measurement date	31 March 2004	30 June 2004
Full/interim	Full	Full
Market value of assets	R2,279 million	R490 million
Valuation method adopted	Projected unit	Projected unit
Value of fund assets/accrued benefits	97.90%	98.20%

        Each of the pension fund assets are invested in a diversified range of equities, bonds, property and cash. The broad proportions in each asset class at the measurement date was as follows:

Pension Fund	South Africa	Foreign	South Africa	Foreign
	2004		2003

	%	%	%	%
Equities
—local	59	—	53	—
—foreign	9	70	8	52
Fixed interest	11	30	14	48
Property	18	—	23	—
Other	3	—	2	—

Total	100	100	100	100

        The investment objectives of the Group's pension plans are designed to generate returns that will enable the plans to meet their future obligations. The precise amount for which these obligations will be settled depends on future events, including the life expectancy of the plan's members and salary inflation. The obligations are estimated using actuarial assumptions, based on the current economic environment.

        The pension plans seek to achieve total returns both sufficient to meet expected future obligations as well as returns greater than its policy benchmark reflecting the target weights of the asset classes used in its targeted strategic asset allocation.

        In evaluating the strategic asset allocation choices, an emphasis is placed on the long-term characteristics of each individual asset class, and the benefits of diversification among multiple asset classes. Consideration is also given to the proper long-term level of risk for the plan, particularly with respect to the long-term nature of the plan's liabilities, the impact of asset allocation on investment results, and the corresponding impact on the volatility and magnitude of plan contributions and expense and the impact certain actuarial techniques may have on the plan's recognition of investment experience.

        The Group targets the plan's asset allocation within the following ranges within each asset class:

	South Africa		Foreign
	Ranges		Ranges
Asset classes	Minimum	Maximum	Minimum	Maximum

Equities
—Local	50%	60%	0%	0%
—Foreign	0%	15%	50%	75%
Fixed interest	10%	25%	20%	40%
Property	10%	25%	0%	0%
Other	0%	10%	0%	0%

        The Group monitors investment performance and portfolio characteristics on a regular basis to ensure that managers are meeting expectations with respect to their investment approach. There are restrictions and controls placed on managers.

        Funding is based on actuarially determined contributions. The following table sets forth our projected voluntary pension contributions for fiscal year 2005.

	2005
	South Africa	Foreign
	Projected (Rand in millions)

Pension contributions	3	34

        The accumulated benefit obligations for the year ended 30 June 2004 are

	South Africa	Foreign	Total

	(Rand in millions)
Accumulated benefit obligation	2,257	450	2,707

        The company expects the following benefit payments to be paid out of the plans for the years indicated. The expected benefits are based on the same assumptions used to measure the Company's benefit obligation as at 30 June 2004 and include estimated future employee service

	South Africa	Foreign	Total

	(Rand in millions)
2005	193	34	227
2006	203	35	238
2007	216	38	254
2008	229	45	274
2009	243	53	296
2010–2014	1,474	299	1,773

	2,558	504	3,062

*
Plan amendments are changes in a pension plan that will either increase or decrease future retirement benefits for work performed in prior periods. For the year ended 30 June 2004, a previous defined contribution plan was amended in one foreign operation into a defined benefit plan.

#
the Group sold its 100% shareholder interest in Sasol Servo to UK-listed Elementis (Refer Note 4).

        Reconciliation of the funded status to amounts recognised in the consolidated balance sheets:

	Pension Benefits
	South Africa		Foreign		Total
	30 June 2004	30 June 2003	30 June 2004	30 June 2003	30 June 2004	30 June 2003

	(Rand in millions)
Change in projected benefit obligation
Projected benefit obligation at beginning of year	2,188	2,057	954	1,058	3,142	3,115
Change due to remeasurement	—	—	(44)	—	(44)	—
Translation of foreign entities	—	—	(117)	(285)	(117)	(285)
Service cost	3	3	26	47	29	50
Interest cost	231	260	39	68	270	328
Member contributions	2	—	—	5	2	5
Plan amendments*	—	—	59	—	59	—
Actuarial (gains)/losses	90	(17)	—	139	90	122
Disposal#	—	—	(238)	—	(238)	—
Settlements	—	—	(83)	(27)	(83)	(27)
Benefits paid	(186)	(115)	(41)	(51)	(227)	(166)

Projected benefit obligation at end of year	2,328	2,188	555	954	2,883	3,142

	Pension Benefits
	South Africa		Foreign		Total
	30 June 2004	30 June 2003	30 June 2004	30 June 2003	30 June 2004	30 June 2003

	(Rand in millions)
Fair value of plan assets at beginning of year	1,871	2,191	738	947	2,609	3,138
Foreign currency exchange rate changes	—	—	(99)	(232)	(99)	(232)
Actual return on plan assets	588	(208)	57	(43)	645	(251)
Employer contributions	4	2	147	139	151	141
Plan participant contributions	2	1	—	5	2	6
Disposal	—	—	(205)	—	(205)	—
Settlements	—	—	(83)	(27)	(83)	(27)
Benefits paid	(186)	(115)	(41)	(51)	(227)	(166)

Fair value of plan assets at end of year	2,279	1,871	514	738	2,793	2,609

*
Plan amendments are changes in a pension plan that will either increase or decrease future retirement benefits for work performed in prior periods. For the year ended 30 June 2004, a previous defined contribution plan was amended in one foreign operation into a defined benefit plan.

#
The Group sold its 100% shareholder interest in Sasol Servo to UK-listed Elementis (Refer Note 4).

        Reconciliation of the funded status to amounts recognised in the consolidated balance sheets:

	Pension Benefits
	South Africa		Foreign		Total
	30 June 2004	30 June 2003	30 June 2004	30 June 2003	30 June 2004	30 June 2003

	(Rand in millions)
Funded status liability	(49)	(317)	(41)	(216)	(90)	(533)
Unrecognised actuarial net losses	188	532	101	217	289	749
Unrecognised prior service cost	343	403	—	5	343	408
Additional minimum pension liability	—	(698)	—	(175)	—	(873)

Net asset/(liability) recognised	482	(80)	60	(169)	542	(249)

Amounts recognised in balance sheet consist of:
Prepaid pension cost	482	—	101	—	583	—
Accrued pension liabilities
Long-term portion	—	—	(41)	(45)	(41)	(45)
Minimum pension liability	—	(80)	—	(124)	—	(204)
Short-term portion	—	—	—	—	—	—

Net asset/(liability) recognised	482	(80)	60	(169)	542	(249)

        The net periodic pension cost/(credit) for the years ended 30 June 2004, 30 June 2003 and 30 June 2002 were:

	Pension Benefits
	South Africa			Foreign			Total
	30 June 2004	30 June 2003	30 June 2002	30 June 2004	30 June 2003	30 June 2002	30 June 2004	30 June 2003	30 June 2002

	(Rand in millions)
Components of net pension cost
Service cost	3	3	2	26	47	47	29	50	49
Interest cost	231	260	160	39	68	65	270	328	225
Expected return on plan assets	(193)	(256)	(225)	(38)	(65)	(101)	(231)	(321)	(326)
Settlement or curtailment cost	—	—	—	27	—	—	27	—	—
Amortisation of:
—Unrecognised prior service cost	60	45	30	—	—	—	60	45	30
—Unrecognised net loss	39	—	—	12	14	—	51	14	—

Net pension cost/(credit)	140	52	(33)	66	64	11	206	116	(22)

        The weighted average assumptions used in calculating actuarial valuations of the principal pension plans were:

	Pension Benefits
	South Africa		United States of America
	30 June 2004	30 June 2003	30 June 2004	30 June 2003

Discount rate	9.0%	11.0%	6.3%	5.7%
Expected return on plan assets	9.0%	11.0%	8.5%	8.5%
Expected future salary increases	6.0%	7.5%	3.8%	2.5%

South Africa

        The assumed discount rate of 9% for the year ended 30 June 2004 represents a 200 basis point decrease from the 11% for the year ended 30 June 2003. This discount rate assumption is based on the discount yield on government stock which had an 8.5% yield for short duration and 9.5% yield for long duration at the measurement date.

        The expected long-term rate of return on assets assumption declined to 9% for the year ended 30 June 2004. This reduction was supported by an analysis performed of the weighted average yield expected to be achieved with the anticipated makeup of investments. Approximately 60% of the assets are invested in equities and the balance in lower yielding investments.

United States of America

        The assumed discount rate of 6.3% for the year ended 30 June 2004, represents a 60 basis point increase from the 5.7% for the year ended 30 June 2003. This discount rate assumption was determined by matching future pension benefit payments with expected future AA bond yields for the same periods.

        The expected long-term rate of return on assets assumption remained at 8.5% for the year ended 30 June 2004. Continuation of the 8.5% return assumption was supported by an analysis performed of the weighted average yield expected to be achieved with the anticipated makeup of investments. The investment makeup is heavily weighted towards equities.

UNFUNDED PLANS

Germany 2004

Pension fund
Last actuarial valuation	30 June 2004
Full/interim	Full

	Foreign
	30 June 2004	30 June 2003

	(Rand in millions)
Change in projected benefit obligation
Projected benefit obligation at beginning of year	1,216	675
Change due to remeasurement	(1)	—
Acquisition of business	—	541
Translation of foreign entities	(153)	(193)
Service cost	41	43
Interest cost	59	69
Member contributions	—	2
Actuarial (gains)/losses	(26)	108
Benefits paid	(33)	(29)

Projected benefit obligation at end of year	1,103	1,216

	Pension benefits
	Foreign
	30 June 2004	30 June 2003

	(Rand in millions)
Funded status liability	(1,103)	(1,216)
Unrecognised actuarial net losses	75	113

Net liability recognised	(1,028)	(1,103)

Amounts recognised in balance sheet consist of:
Accrued pension liabilities
Long-term portion	(1,013)	(1,101)
Short-term portion	(15)	(2)

Net liability recognised	(1,028)	(1,103)

	30 June 2004	30 June 2003	30 June 2002

	(Rand in millions)
Components of net pension cost
Service cost	41	43	32
Interest cost	59	69	32
Amortisation of:
—Unrecognised net loss	—	9	—

Net pension cost	100	121	64

        The weighted average assumptions used in calculating actuarial valuations of the principal pension plans were:

	Pension Fund—Unfolded
	Germany
	30 June 2004	30 June 2003

	(Rand in millions)
Discount rate	5.5%	5.3%
Expected future salary increases	2.5%	2.5%

        The assumed discount rate of 5.5% for the year ended 30 June 2004 represents a 20 basis point increase from 5.3% for the year ended 30 June 2003. This discount rate assumption is based on annuity insurance tariffs from a group of leading German insurers.

        The Group expects the following benefit payments to be paid out of the plans for the years indicated. The expected benefits are based on the same assumptions used to measure the Group's benefit obligation as at 30 June 2004 and include estimated future employee service

Foreign

(Rand in millions)
2005	25
2006	28
2007	32
2008	34
2009	36
2010–2014	189

344

Post-retirement healthcare

        The post-retirement benefit plan provides certain healthcare and life insurance benefits to South African employees hired prior to 1 January 1998, who retire and satisfy the necessary requirements of the medical fund. Generally, healthcare coverage provides for a specified percentage of most healthcare expenses, subject to preset rules and maximum amounts. The cost of providing these benefits is shared with the retirees. The plan is unfunded.

        Certain other healthcare and life insurance benefits are provided for employees hired in the United States of America. Generally, healthcare coverage pays a specified percentage of most healthcare expenses, subject to preset maxima and reduced for payments made by Medicare. The cost of providing these benefits is shared with the retirees. The plan is also unfunded.

	South Africa	United States of America
Pension fund	2004	2004

(Rand in millions)
Last actuarial valuation	30 March 2004	30 June 2004
Full/interim	Full	Full

	Post retirement healthcare
	South Africa		Foreign		Total
	30 June 2004	30 June 2003	30 June 2004	30 June 2003	30 June 2004	30 June 2003

	(Rand in millions)
Change in projected benefit obligation
Projected benefit obligation at beginning of year	1,680	1,468	421	430	2,101	1,898
Translation of foreign entities	—	—	(72)	(139)	(72)	(139)
Remeasurement	216	—	(4)	—	212	—
Service cost	58	88	5	6	63	94
Interest cost	182	155	22	28	204	183
Actuarial losses	38	15	—	127	38	142
Benefits paid	(50)	(46)	(25)	(31)	(75)	(77)

Projected benefit obligation at end of year	2,124	1,680	347	421	2,471	2,101

        Reconciliation of the funded status to amounts recognised in the consolidated balance sheets:

	Post retirement healthcare
	South Africa		Foreign		Total
	30 June 2004	30 June 2003	30 June 2004	30 June 2003	30 June 2004	30 June 2003

	(Rand in millions)
Funded status liability	(2,124)	(1,680)	(347)	(421)	(2,471)	(2,101)

Net liability recognised	(2,124)	(1,680)	(347)	(421)	(2,471)	(2,101)

	Post retirement healthcare
	South Africa		Foreign		Total
	30 June 2004	30 June 2003	30 June 2004	30 June 2003	30 June 2004	30 June 2003

	(Rand in millions)
Amounts recognised in balance sheet consist of:
Long-term portion	(2,124)	(1,680)	(325)	(395)	(2,449)	(2,075)
Short-term portion	—	—	(22)	(26)	(22)	(26)

Net liability recognised	(2,124)	(1,680)	(347)	(421)	(2,471)	(2,101)

        The net periodic post retirement healthcare cost for the years ended 30 June 2004, 30 June 2003 and 30 June 2002 were as follows:

	Post retirement healthcare
	South Africa			Foreign			Total
	30 June 2004	30 June 2003	30 June 2002	30 June 2004	30 June 2003	30 June 2002	30 June 2004	30 June 2003	30 June 2002

	(Rand in millions)
Components of net post retirement benefits cost
Service cost	58	88	64	5	6	8	63	94	72
Interest cost	182	155	130	22	28	29	204	183	159
Recognised net actuarial loss	38	15	168	—	127	—	38	142	168

Net periodic benefit cost	278	258	362	27	161	37	305	419	399
Remeasurement	216	—	—	(4)	—	—	212	—	—
Settlement/curtailment loss	—	—	(108)	—	—	—	—	—	(108)

Net periodic benefit cost	494	258	254	23	161	37	517	419	291

        The weighted average assumptions used in calculating actuarial valuation to post-retirement benefits were:

	South Africa		Foreign
	30 June 2004	30 June 2003	30 June 2004	30 June 2003

	(Rand in millions)
Weighted average assumptions:
Discount rate	9.0%	11.0%	6.3%	6.0%
Expected future salary increases	6.0%	7.5%	3.8%	3.8%
Expected future medical inflation
—Initial	7.0%	9.0%	9.0%	9.0%
—Ultimate	7.0%	9.0%	5.5%	5.5%

South Africa

        The assumed discount rate of 9% for the year ended 30 June 2004 represents a 200 basis point decrease from the 11% for the year ended 30 June 2003. This discount rate assumption is based on the discount yield on government stock which had an 8.5% yield for short duration and 9.5% yield for long duration at the measurement date.

United States of America

        The assumed discount rate of 6.3% for the year ended 30 June 2004, represents a 30 basis point increase from the 6.0% for the year ended 30 June 2003. This discount rate assumption was determined by matching future pension benefit payments with expected future AA bond yields for the same periods.

        The company expects the following benefit payments to be paid out of the plans for the years indicated. The expected benefits are based on the same assumptions used to measure the Company's benefit obligation as at 30 June 2004 and include estimated future employee service

	South Africa	Foreign	Total

	(Rand in millions)
2005	60	22	82
2006	68	22	90
2007	78	23	101
2008	88	24	112
2009	100	24	124
2010–2014	717	130	847

	1,111	245	1,356

        Assumed healthcare cost trend rates have a significant effect on the amounts reported for the healthcare and life insurance plans. A one percentage-point change in assumed healthcare cost trend rates could have the following effect:

	Post retirement healthcare
	South Africa		Foreign
	Point increase	Point decrease	Point increase	Point decrease

	(Rand in millions)
2004
Effect on total service and interest cost components	55	(42)	4	(3)
Effect on accumulated post-retirement benefit obligations	403	(319)	44	(35)

	South Africa		Foreign
	Point increase	Point decrease	Point increase	Point decrease

	(Rand in millions)
2003
Effect on total service and interest cost components	49	(39)	4	(3)
Effect on accumulated post-retirement benefit obligations	321	(255)	57	(45)

	South Africa		Foreign
	Point increase	Point decrease	Point increase	Point decrease

	(Rand in millions)
2002
Effect on total service and interest cost components	49	(36)	151	(119)
Effect on accumulated post-retirement benefit obligations	357	(269)	122	(97)

        The FASB issued FASB Staff Position 106-1 (FSP 106-1), Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003, with an effective date for fiscal years ending after 7 December 2003. FSP 106-1 relates to the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act) signed into law on 8 December 2003. The Act introduced a prescription drug benefit under Medicare, as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare. The Group does not believe that it needs to amend its postretirement health care plan in order to benefit from the federal subsidy. As permitted by FSP 106-1, the Group made a one-time election to defer accounting for the effect of the Act until specific authoritative guidance is issued. Therefore in accordance with FSP 106-1, any measures of the accumulated postretirement benefit obligation or net periodic postretirement benefit cost included in the Group's financial statements and accompanying notes do not reflect the effects of the Act on the Group's plans.

23.   Accumulated other comprehensive income

        The components of accumulated other comprehensive income are summarised as follows:

	30 June 2004	30 June 2003	30 June 2002

	(Rand in millions)
Realised and unrealised holding losses from cash flow hedging activity, net of tax	(1,437)	(351)	(43)
Translation of foreign operations with a functional currency other than the rand, net of tax	(1,303)	(219)	1,683
Minimum pension liability adjustment, net of tax	—	(335)	—

	(2,740)	(905)	1,640

24.   Concentration of risk

Financial and market risk

        In the normal course of business, we are exposed to liquidity, credit, foreign exchange, interest rate and crude oil price risks. In order to manage these risks, we have developed a comprehensive risk management process to facilitate control and monitoring of these risks. General corporate hedging unrelated to specific transactions or projects is not undertaken. Throughout the years ended 30 June 2004 and 30 June 2003 it has been and remains our policy that no speculative trading in derivative instruments be undertaken.

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

        Maturity profile of financial instruments held at 30 June 2004:

		Maturity
	Carrying value	Within one year	One to two years	Two to three years	Three to four years	Four to five years	Over five years	Total Maturity

	(Rand in millions)
Financial assets
Cash and cash equivalents (note 9)	1,410	1,410	—	—	—	—	—	1,410
Cash restricted for use (note 9)	930	930	—	—	—	—	—	930
Trade and other receivables	9,701	9,701	—	—	—	—	—	9,701
Investments in securities (note 12)	369	—	—	—	—	—	369	369
Long term receivables	663	—	122	32	31	9	469	663
Financial liabilities
Long and short-term debt	(14,292)	(7,139)	(513)	(934)	(3,057)	(393)	(2,256)	(14,292)
Trade payables	(4,148)	(4,148)	—	—	—	—	—	(4,148)
Accrued expenses and other obligations	(5,626)	(5,626)	—	—	—	—	—	(5,626)
Bank overdraft	(74)	(74)	—	—	—	—	—	(74)

		Maturity
	Contract Value	Within one year	One to two years	Two to three years

	(Rand in millions)
FORWARD EXCHANGE CONTRACTS
Transactions which have already occurred
Imports—Capital
Euro	13	13	—	—

Imports—Goods
US Dollar	363	354	9	—
Euro	6	6	—	—
British Pounds	1	1	—	—

Total	370	361	9	—

Exports
US Dollar	263	263	—	—
British Pounds	55	55	—	—
Other currency—US Dollar equivalent	68	68	—	—

Total	386	386	—	—

Other payables (liabilities)
US Dollar	60	60	—	—
Euro	2	2	—	—
British Pounds	8	8	—	—
Other currency—US Dollar equivalent	7	7	—	—

Total	77	77	—	—

Other receivables (assets)
US Dollar	553	553	—	—

Related to future commitments
Imports
US Dollar	1,224	993	231	—
Euro	1,452	1,311	141	—
British Pounds	1	1	—	—
Other Currency—US Dollar equivalent	86	83	3	—

Total	2,763	2,388	375	—

Exports
US Dollar	2	2	—	—

Other payables (liabilities)
US Dollar	1,483	1,442	41	—
Euro	7	7	—	—
British Pounds	1	1	—	—

Total	1,491	1,450	41	—

COMMODITY DERIVATIVES
Futures—Crude Oil	216	216	—	—
Swaps—Crude Oil	2,532	2,532	—	—
Swaps—Fuel Oil	55	55	—	—
Options sold	371	371	—	—

		Maturity
	Nominal Value	Within one year	One to two years	Two to three years	Three to Four years	Four to Five years	Over Five years

CROSS CURRENCY SWAPS
Euro to US Dollar	5,109	5,109	—	—	—	—	—
Other	362	—	—	—	—	—	362

Total	5,471	5,109	—	—	—	—	362

INTEREST RATE DERIVATIVES
Pay fixed rate receive floating rate
US Dollar	435	435	—	—	—	—	—
Euro	1,014	605	409	—	—	—	—
Rands	500	—	—	—	500	—	—

	1,949	1,040	409	—	500	—	—

Other
Rand	1,000	—	500	500	—	—	—

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

        Credit risk exposure in respect of trade receivables is analysed as follows:

	2004%	2003%

By business segment
Sasol Mining	1	—
Sasol Synfuels	2	14
Sasol Liquid Fuels Business	25	9
Sasol Gas	2	2
Sasol Olefins and Surfactants	35	40
Sasol Polymers	10	8
Sasol Solvents	13	12
Sasol Synfuels International	—	—
Other Group companies	12	15

	100	100

By geographic location
South Africa	43	46
Rest of Africa	2	2
Europe	33	31
Middle East	3	5
Far East	5	4
North America	11	9
South America	2	2
Southeast Asia and Australasia	1	1

	100	100

        No single customer represents more than 10% of the Group's total turnover for the years ended or total trade receivables at 30 June 2004 and 30 June 2003.

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

        The fair value gains/ (losses) calculated below are determined by recalculating the daily forward rates for each currency using a forward rate interpolator model. The net market value of all forward exchange contracts at year end was then calculated by comparing the forward exchange contracted rates to the equivalent year end market foreign exchange rates. The present value of these net market values was then calculated using the appropriate currency specific discount curve.

        The following forward exchange contracts were held at 30 June 2004:

FORWARD EXCHANGE CONTRACTS	Contract foreign currency amount	Contract amount	Estimated fair value	Calculated average rate

	(Millions)	(Rand in millions)
Transactions which have already occurred
Imports—Capital
Euro	1	13	(2)	9.12

Imports—Goods
US Dollar	53	363	(29)	6.80
Euro	1	6	(1)	8.08
British Pounds	—	1	—	12.98

Total		370	(30)

Exports
US Dollar	42	263	4	6.30
British Pounds	5	55	—	11.25
Other currency—US Dollar equivalent	11	68	—

Total		386	4

Other payables (liabilities)
US Dollar	10	60	—	6.16
Euro	—	2	—	7.57
British Pounds	1	8	—	11.31
Other currency—US Dollar equivalent	1	7	—

Total		77	—

Other receivables (assets)
US Dollar	88	553	8	6.28
Other	—	—	2

Total		553	10

Related to future commitments
Imports
US Dollar	165	1,224	(153)	7.43
Euro	165	1,452	(151)	8.80
British Pounds	—	1	—	13.57
Other currency—US Dollar equivalent	14	86	(13)

Total		2,763	(317)

Exports
US Dollar	—	2	—	6.24

Other payables
US Dollar	217	1,483	(101)	6.84
Euro	1	7	—	7.57
British Pounds	—	1	—	11.27

Total		1,491	(101)

CROSS CURRENCY SWAPS
Euro to US Dollar	705	5,109	(663)	7.25
Other	58	362	(14)

Total		5,471	(677)

Interest rate risk

        We monitor exposure to interest rate risk on debt and investments on a continuous basis. The financing of the Group is structured on a combination of floating and fixed interest rates. The benefits of fixing or capping interest rates on debt to achieve improved predictability of cash flows are considered and implemented on a case-by-case basis.

        The external financing of the Sasol Chemie group, entered into during 2001, consist primarily of a euro 470 million (R3,556 million) and US$165 million (R1,025 million) floating rate credit facility. Approximately 61% of this variable interest rate exposure has been hedged into a fixed interest rate using interest rate swaps designated as cash flow hedges. Interest rate swaps are initially recognised in the balance sheet at cost and subsequently remeasured to the fair value. Changes in fair value of interest rate swaps that are designated and qualify as effective cash flow hedges are recognised in other comprehensive income until the underlying interest payments are made on the hedged debt at which time they are reclassified to finance costs in the income statement.

        The following interest rate derivative contracts were in place at 30 June 2004:

	Notional contract amount
	Foreign currency	Rand equivalent	Expiry Datep	Average fixed rate	Estimated fair value

	(Millions)	(Rand in millions)			(Rand in millions)
Interest rate derivatives
Pay fixed rate receive floating rate
US Dollar	70	435	15 June 2005	5.4%	(13)
Euro	134	1,014	15 June 2005	4.6%	(29)
Rands	—	500	30 June 2008	9.7%	5

Total		1,949			(37)

Interest rate cap or collar
(relating to long-term debt)
Rand—Cap		500	29 June 2007	9.4%	1
Rand—Collar		500			1
Cap			30 June 2006	11.0%
First Floor			16 May 2005	8.0%
Second Floor			30 June 2006	9.0%

		1,000			2

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

        The following hedging instruments were in place in respect of crude and fuel oil derivative instruments at 30 June 2004:

	Contract foreign currency	Contract amount	Estimated fair value	Average price

	(Millions)	(Rand in millions)
Commodity derivatives
Futures
Crude oil futures (US Dollar)	35	216	(9)	33.90
Swaps
Crude Oil (US dollar)	408	2,532	(36)	31.85
Fuel Oil (US dollar)	9	55	6	116.72
Options sold
Call options sold (euro)	2	14	—	37.53
Put options sold (euro)	47	357	4	22.54

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

Foreign currency contracts and cross-currency options

        The fair value gains/(losses) calculated below are determined by recalculating the daily forward rates for each currency using a forward rate interpolator model. The net market value of all forward exchange contracts at year end was then calculated by comparing the forward exchange contracted rates to the equivalent year end market foreign exchange rates. The present value of these net market values were then calculated using the appropriate currency specific discount curve.

Interest rate swaps and oil futures

        The fair value of interest rate swaps and oil futures is determined by reference to quoted market prices for similar instruments.

        The fair values of financial instruments was as follows:

	2004		2003
	Carrying value	Fair value	Carrying value	Fair value

	(Rand in millions)
Cash and cash equivalents	1,410	1,410	3,207	3,207
Cash restricted for use	930	930	854	854
Investments in securities for which it is:
—Practical to estimate fair value	144	144	153	153
—Not practical to estimate fair value	225	—	526	—
Long term receivables	663	663	581	581
Long and short-term debt	(14,292)	(14,297)	(13,705)	(13,705)
Bank overdraft	(74)	(74)	(155)	(155)
Foreign currency options	(436)	(436)	(412)	(412)
Cross-currency options	(677)	(677)	(383)	(383)
Interest rate swaps	(35)	(35)	(108)	(108)

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

        The levels of unionisation for operations outside South Africa varies. It is mostly contained amongst blue collar workers and membership ranges from 30–50%.

Mining Charter

        In October 2002, the government and representatives of South African mining companies and mineworkers' unions signed a charter (the Mining Charter), designed to facilitate the participation of historically disadvantaged South Africans in the country's mining industry. The Mining Charter requires mining companies to ensure that historically disadvantaged South Africans hold at least 15% ownership of mining assets in South Africa within five years from the effective date of the Mineral and Petroleum

Resources Development Act, which was 1 May 2004, and reach ownership of at least 26% within 10 years. The Mining Charter also requires that transactions must take place in a transparent manner, on a willing seller-buyer basis, at fair market value, where mining companies are not at risk. It also requires that mining companies assist historically disadvantaged groups in securing finance to fund participation in an amount of R100 billion over the next five years. We were not a signatory to the Mining Charter. We are closely monitoring developments in connection with the Mining Charter and its application. The Group will consider to what extent the principles of the charter may apply to the Group and the appropriate actions that may be required. It cannot be assured that the costs that may be incurred in any restructuring that may be undertaken as a result of the Mining Charter and relevant developments will not have a material effect on the Group's operating results, cash flows and financial position.

Liquid Fuels Charter

        The Liquid Fuels Charter requires the Group to ensure that historically disadvantaged South Africans hold at least 25% ownership of liquid fuels business by the year 2010. Whilst it is the Group's intention that equity participation will take place through transactions at fair market value, the Group may be required to facilitate these transactions.

25.   Supplemental cash flow information

        Details of supplemental disclosures of cash flow or non-cash investing and financing information was:

	Years ended:
	30 June 2004	30 June 2003	30 June 2002

	(Rand in millions)
Cash generated by operating activities included:
Interest paid	1,450	1,279	836
Income taxes paid (net of refunds)	3,997	5,441	4,697
Investing and financing activities included:
Detail of businesses acquired:
—Current assets and other	16	2,221	—
—Fair value of non current assets	577	1,401	—
—Liabilities assumed including deferred taxes	(249)	(2,946)	—
—Minority interest	65	—	—

Total consideration	409	676	—
—Consideration paid by issue of subsidiary's shares	(146)	—	—
—Cash balance acquired	(16)	(171)	—

Net cash paid	247	505

Detail of businesses disposed of
—Current assets and other	(277)	—	—
—Fair value of non-current assets	(265)	—	—
—Liabilities assumed including deferred taxes	373	—	—
—Minority interest	32	—	—
—Cash balance disposed of	3	—	—

Net assets disposed of	(134)	—	—
Profit on sale of net assets	(78)	—	—
Realisation of accumulated translation effects	(42)	—	—

Net cash received	(254)	—	—

Assets acquired under capital lease obligations	157	323	396

26.   Related parties

        The Group entered into transactions with related parties, comprising mainly product sales and sales of raw materials. These sales are in the ordinary course of business and terms and conditions are determined on an arm's length basis.

        The transactions and balances with related parties are summarised below:

	Years ended:
	30 June 2004	30 June 2003	25 June 2002

	(Rand in millions)
Income
Sales of goods and services	1,050	1,951	1,250

Expenses
Purchases of goods and services	1,048	132	274

        Included in the above amounts are a number of transactions with related parties which are individually insignificant.

        The balances of receivables and payables between the Group and its related parties are as follows:

	Relationship	30 June 2004	30 June 2003	30 June 2002

		(Rand in millions)
Receivables
Total South Africa Limited	Joint venture partner	111	75	61
Schümann Sasol International Aktiengesellschaft	—	—	—	51
Sasol Chevron Holdings Limited	Equity accounted investee	12	—	35
Merisol LP	Equity accounted investee	44	38	30
Sasol Roche Blasting Services (Pty) Limited	Equity accounted investee	—	14	16
Petlin (Malaysia) Sdn.BHD	Equity accounted investee	—	2	—
DPI Holdings (Pty) Limited	Equity accounted investee	23	27	15
Wesco China Limited	Equity accounted investee	29	15	—
Oil Insurance Limited	Unlisted equity security	14	—	—
Oryx GTL Limited	Equity accounted investee	8	14	—
Spring Lights Gas (Pty) Limited	Equity accounted investee	6	11	—
Tosas Holdings (Pty) Limited	Equity accounted investee	36	—	—
Other related parties		113	114	32

		396	310	240

Long term receivables
Merisol LP	Equity accounted investee	66	76	191
Sasol Roche Blasting Services (Pty) Limited	Equity accounted investee	—	21	—
Spring Lights Gas (Pty) Limited	Equity accounted investee	5	—	—
Oryx GTL Limited	Equity accounted investee	8	—	—
Other		8	—	—

		87	97	191

Payables
Oil Insurance Limited	Unlisted equity security	14	—	—
Sasol Huntsman GmbH and Co Kg	Equity accounted investee	8	—	—
Spring Lights Gas (Pty) Limited	Equity accounted investee	18	—	—
Sasol Dia Acrylates (Pty) Limited	Equity accounted investee	32	—	—
Merisol LP	Equity accounted investee	12	—	—
Optimal Olefins Malaysia Sdn.Bhd	Equity accounted investee	29	—	—
Other related parties		15	13	20

		128	13	20

27.   Post balance sheet events

      On 6 February 2004, Sasol announced that Sasol and Petronas, (the Parties) were in discussions concerning the combination of their respective interests in Sasol's liquid fuels business and Engen in a joint venture to create a leading South African liquid fuels business. It is envisaged that the new liquid fuels business will be effected by way of a joint venture in which the Parties will each have an equal 37.5% interest and in which Black Economic Empowerment (BEE) parties (both existing and new) will hold a combined 25 percent interest.

        The Parties plan to conclude definitive agreements concerning the joint venture during the last quarter of calendar year 2004. A further announcement will be made at the conclusion of this process.

Definitive agreements will be subject to regulatory review which it is hoped will be completed during the first quarter of calendar year 2005.

        During April 2004 30,000 barrels of crude oil a day (being approximately 20% of Synfuels volume production) was sold forward for the period June 2004 to May 2005 at a weighted average price of US$31.85/bbl by way of over the counter (OTC) Brent crude oil swaps. Subsequent to year end the hedge was extended by a further 7,500 barrels a day (5% of Synfuels volume per day production) at US$35.07/bbl as well as a further 7,500 barrels a day at US$36.20/bbl for the period August 2004 to May 2005. The total hedging activity amounts to 45,000 barrels a day (equivalent to approximately 30% of Synfuels' production) at a weighted average Brent crude oil price of US$33.12/bbl.

        On 1 September 2004, an explosion at Sasol Polymers' ethylene plant in Secunda occurred, regrettably resulting in loss of life and injuries. This will not affect fuel production although polymers production will be affected in the short-term. The incident is being investigated and further information will be issued once it becomes available.

SUPPLEMENTAL OIL AND GAS INFORMATION (Unaudited)

        In accordance with SFAS 69, "Disclosures about Oil and Gas Producing Activities", and regulations of the US Securities and Exchange Commission, this section provides supplemental information about oil and gas exploration and production operations. Tables 1 through to 3 provide historical cost information pertaining to costs incurred for property acquisitions, exploration and development; capitalized costs and results of operations. Tables 4 through to 6 present information on the companies estimated net proved reserve quantities; standardized measure of estimated discounted future net cash flows related to proved reserves and changes therein.

TABLE 1—COSTS INCURRED IN OIL AND GAS PROPERTY ACQUISITION, EXPLORATION, AND DEVELOPMENT ACTIVITIES

	Mozambique	Other Areas	Total

	(Rand in millions)
	(Unaudited)
Year ended 30 June 2002
Acquisition of properties
—Proved	—	—	—
—Unproved	—	—	—
Exploration	66.1	193.0	259.1
Development	220.9	153.3	374.2

Total Costs Incurred	287.0	346.3	633.3

Year ended 30 June 2003
Acquisition of properties
—Proved	—	—	—
—Unproved	—	—	—
Exploration	11.6	108.8	120.4
Development	911.9	78.0	989.9

Total Costs Incurred	923.5	186.8	1,110.3

Year ended 30 June 2004
Acquisition of properties
—Proved	—	—	—
—Unproved	—	1.6	1.6
Exploration	159.0	64.1	223.1
Development	654.4	104.4	758.8

Total Costs incurred	813.4	170.1	983.5

Exploration includes the associated acquisition cost of properties in which no success was achieved.

TABLE 2—CAPITALIZED COSTS RELATING TO OIL AND GAS PRODUCING ACTIVITIES

	Mozambique	Other Areas	Total

	(Rand in millions) (unaudited)
Year ended 30 June 2002
Proved properties	882.9	204.1	1,087.0
Producing wells & equipment	—	—	—
Support facilities & equipment	—	—	—
Non-producing wells & equipment	882.9	194.4	1,077.3
Other	—	9.7	9.7
Unproved properties
Uncompleted & non-producing wells & equipment	—	—	—

Capitalised costs	882.9	204.1	1,087.0
Accumulated Depreciation	—	(5.4)	(5.4)

Net book value	882.9	198.7	1,081.6

Year ended 30 June 2003
Proved properties	1,791.4	191.6	1,983.0
Producing wells & equipment	—	180.7	180.7
Support facilities & equipment	1.2	—	1.2
Non-producing wells & equipment	1,790.2	—	1,790.2
Other	—	10.9	10.9
Unproved properties
Uncompleted & non-producing wells & equipment	3.4	—	3.4

Capitalised costs	1,794.8	191.6	1,986.4
Accumulated Depreciation	(0.2)	(34.7)	(34.9)

Net book value	1,794.6	156.9	1,951.5

Year ended 30 June 2004
Proved properties	2,458.3	223.8	2,682.1
Producing wells & equipment	2,238.8	164.8	2,403.6
Support facilities & equipment	24.0	—	24.0
Non-producing wells & equipment	195.5	48.0	243.5
Other	—	11.0	11.0
Unproved properties
Uncompleted & non-producing wells & equipment	—	30.5	30.5

Capitalised costs	2,458.3	254.3	2,712.6
Accumulated Depreciation	(28.6)	(68.5)	(97.1)

Net book value	2,429.7	185.8	2,615.5

TABLE 3—RESULTS OF OPERATIONS FOR OIL AND GAS PRODUCING ACTIVITIES

	Mozambique	Other Areas	Total

	(Rand in millions)
	(unaudited)
Year ended 30 June 2002
Sales to unaffiliated parties	—	1.4	1.4
Transfers to affiliated parties	—	—	—

Total revenues	—	1.4	1.4
Production costs	—	(1.0)	(1.0)
Foreign currency translation losses	(38.6)	—	(38.6)
Exploration expenses	(66.1)	(193.0)	(259.1)
Depreciation	—	(1.4)	(1.4)
Other income/expenses	—	—	—

Operating profit	(104.7)	(194.0)	(298.7)
Tax	—	—	—

Results of Operations	(104.7)	(194.0)	(298.7)

Year ended 30 June 2003
Sales to unaffiliated parties	—	201.4	201.4
Transfers to affiliated parties	—	—	—

Total revenues	—	201.4	201.4
Production costs	—	(58.8)	(58.8)
Foreign currency translation losses	(167.6)	—	(167.6)
Exploration expenses	(11.6)	(108.8)	(120.4)
Depreciation	—	(35.6)	(35.6)
Other income/expenses	—	—	—

Operating profit	(179.2)	(1.8)	(181.0)
Tax	—	(31.4)	(31.4)

Results of Operations	(179.2)	(33.2)	(212.4)

Year ended 30 June 2004
Sales to unaffiliated parties	—	261.6	261.6
Transfers to affiliated parties	50.1	—	50.1

Total revenues	50.1	261.6	311.7
Production costs	(36.3)	(70.6)	(106.9)
Foreign currency translation losses	(28.3)	—	(28.3)
Exploration expenses	(159.0)	(64.1)	(223.1)
Depreciation	(28.5)	(42.5)	(71.0)
Other income/expenses	(2.8)	6.8	4.0

Operating profit	(204.8)	91.2	(113.6)
Tax	99.5	(78.0)	21.5

Results of Operations	(105.3)	13.2	(92.1)

TABLE—4 PROVED RESERVE QUANTITY INFORMATION

	Crude Oil and Condensate			Natural Gas
Consolidation operations	Mozambique	Other Areas	Total	Mozambique	Other Areas	Total

	Millions of Barrels			Trillions of Cubic Feet
	(unaudited)
Proved developed and undeveloped reserves
First estimate	—	9.2	9.2	1.4	—	1.4
Improved recovery	—	—	—	—	—	—
Purchases	—	—	—	—	—	—
Extensions and discoveries	—	—	—	—	—	—
Production	—	(1.5)	(1.5)	—	—	—
Sales	—	—	—	—	—	—

Balance at 30 June 2004	—	7.7	7.7	1.4	—	1.4

Proved developed reserves

At 30 June 2004	—	4.3	4.3	0.4	—	0.4

        The table above records estimates of the reserve quantities held by Sasol, through it's various operating entities under Sasol Petroleum International (Pty) Limited.

        Comparative information have not been disclosed due to the unavailability of the relevant information.

        The company currently has reserves in two fields:

        In Gabon, the company holds a 27.75% interest in the offshore Etame field. An internally determined assessment of oil reserves was conducted at 31 December 2003. As the license held over this property is a Production Sharing Contract, reserves reported represent the net economic interest volumes attributable to the company, after deduction for royalties. Since the last assessment a new production well (ET-5H) has been drilled, and is expected to come into production during August 2004.

        In Mozambique, the company holds a 70% equity interest in the Pande and Temane gas fields. An internally determined assessment of gas reserves was conducted at 31 May 2004. Reserves reported represent the net economic interest volumes attributable to the company, after deduction of production tax. Additionally, the volumes booked are restricted to the take-or-pay quantities defined in the gas sales contract agreement for the 25-year term, exclusion of condensate volumes. A phased approach to field development has been followed and only the Temane field has currently been developed. It is planned to develop the Pande field and bring it into production during 2007.

NOTES & DEFINITIONS

        The definitions of categories of reserves used in this disclosure are consistent with those set forth in the in the regulations of the Securities and Exchange Commission:

        Proved Reserves—Those quantities of crude oil, natural gas, and natural gas liquids which, upon analysis of geologic and engineering data, appear with reasonable certainty to be recoverable in the future from known oil and gas reservoirs under existing economic and operating conditions ie. prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions. Proved reserves are limited to those quantities of oil and gas which can be expected, with little doubt, to be recoverable commercially at current prices and costs, under existing regularity practices and with existing conventional equipment and operating methods. Depending upon their status of development, such proved reserves are subdivided into "proved developed reserves" and "proved undeveloped reserves".

        Proved Developed Reserves—Reserves which can be expected to be recovered through existing wells with existing equipment and operating methods.

        Proved Undeveloped Reserves—Reserves which are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

TABLE 5—STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS (UNAUDITED)

	Consolidated Operations
	Mozambique	Other Areas	Total

	(Rand in millions)
Year ended 30 June 2004
Future cash inflows	10,820.4	1,668.8	(12,489.2)
Future production costs	(1,987.0)	(570.3)	(2,557.3)
Future development costs	(835.9)	(73.6)	(909.5)
Future income taxes	(1,427.2)	(283.9)	(1,711.1)

Undiscounted future net cash flows	6,570.3	741.0	7,311.3
10% Annual discount for timing of estimated cash flows	(4,026.3)	(190.4)	(4,216.7)

Standardized measure of discounted future net cash flows	2,544.0	550.6	3,094.6

Comparative
information has not been disclosed due to the unavailability of the relevant information.

        The standardized measure of discounted future cash flows, related to preceeding proved oil and gas reserves, is calculated in accordance with the requirements of SFAS 69. Estimated future cash inflows from production are computed by applying year-end prices and year-end quantities of estimated net proved reserves, Future development and production costs are those estimated future expenditures necessary to develop and produce year-end estimated proved reserves based on year-end cost indices, assuming continuation of year-end economic conditions. Estimated future income taxes are calculated by applying appropriate year-end statutory tax rates.

        The information provided does not represent management's estimate of the companies expected future cash flows or value of proved oil and gas reserves. Estimates of proved reserve quantities shall change over time as new information becomes available. Moreover, probable and possible reserves, which may become proved in the future, are excluded from the calculations. The arbitrary valuation prescribed under SFAS 69 requires assumptions as to the timing of future development and production costs. The calculations are made as of each fiscal year-end and should not be relied upon as an indication of the companies' future cash flows or value of their oil and gas reserves.

TABLE 6—CHANGES IN THE STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS (UNAUDITED)

Consolidated Operations
	Mozambique	Other Areas	Total

(Rand in millions)
Present Value at 1 July 2003
Sales and transfers of oil and gas produced net of production costs	—	—	—
Development costs incurred	—	—	—
Purchases of reserves	—	—	—
Sales of reserves	—	—	—
Extensions, discoveries and improved recovery less related costs	—	—	—
Revisions of previous quantity estimates	—	—	—
First estimation	2,544.0	550.6	3,094.6
Net changes in prices, development and production costs	—	—	—
Accretion of discount	—	—	—
Net change in income tax	—	—	—
Others	—	—	—
Net changes for the year	2,544.0	550.6	3,094.6
Present Value at 30 June 2004	2,544.0	550.6	3,094.6

Comparative
information has not been disclosed due to the unavailability of the relevant information.

GLOSSARY OF TERMS

Acrylic acid	An unsaturated acid produced mainly by oxidation of propylene that polymerizes readily and is used as building block for acrylic polymers.
Aeromagnetic surveys
The determinations of the variability of the surface magnetism by trailing a detector behind an aircraft at a certain altitude above surface. These surveys are used to determine discrete magnetic bodies in the near surface strata such as dolerite dykes and sills.
Alcohol
Besides the potable form which is ethanol, the term refers to a broader class of chemicals. Alcohols are produced either from natural feedstocks such as sugar and coconut oil or synthetically from petroleum derivatives such as ethylene and propylene. Used as solvents, fuels and beverages, or as intermediate in production of range of products such as detergents, pharmaceuticals, plasticizers and fuels.
Alkylamines	Derivative of ammonia in which one or more of the hydrogen atoms is replaced by a hydrocarbon group and not an alcohol group.
Alkylates
Is a product formed by reacting an olefin with an aromatic compound. In the case of linear alkylbenzene (LAB) this is the reaction of a C11 to C14 linear olefin with benzene. The LAB is then normally reacted with sulfonic acid to produce a surfactant called Linear Alkylbenzene Sulfonate LAS.
Ammonia	A compound of nitrogen and hydrogen and used amongst others for the production of fertilizers, explosives and nitrogen-containing acids such as nitric acids.
Baseload
The continuous, recurrent volume of pipeline gas provided to a market through a gas pipeline network, which determines the economic viability of the particular gas pipeline project, including the ability to obtain and repay financing for the project.
Beneficiation	Adding value to lower-value raw materials by further processing.
Borehole density	The ratio of the surface area divided by the number of boreholes and is an indication of the level of information for a specific property.

Brownfields	The expansion of an existing mine or production plants working into adjacent reserve areas that are situated next to the existing mine or production plants' boundaries.
Butadiene	A chemical molecule consisting of 4 carbon atoms and hydrogen, containing two double-bonds in its structure. Used predominantly in the production of synthetic rubber.
Butene	One of the olefins. Used: (1) as gasoline component, (2) comonomer for polyethylene, (3) polymerized with itself or alkylated with aromatics to produce high-octane gasoline components.
Carbide	A compound of carbon and a metallic or semi-metallic element (e.g., calcium, silicon, aluminum, boron).
Carbonaceous mudstone interburden	Clay sized sedimentary material that is encountered between discrete correlateable coal seams.
Carbonaceous mudstone to siltstone parting
Material that may be present within a coal seam which is composed of sedimentary material, deposited in varying velocities of water, stagnant conditions for carbonaceous mudstone to slowly moving for siltstone.
Carbon dioxide	Gas produced by complete combustion of carbon-containing compounds. Uses include dry ice (in solid form) and for carbonation of beverages.
Catalyst	A material that accelerates or retards a chemical reaction without being chemically affected itself (although it may be physically changed or even destroyed).
Ceramic	A hard and durable material with a crystalline structure and high resistance to chemical corrosion and heat, with a broad range of applications.
Chemical reaction	The formation of new chemical substances from one or more reactants through the breakage of existing bonds between atoms and the creation of new ones.
Coal pile	Individual bands or laminations of different types of coal within an individual coal seam that can be correlated horizontally for a finite distance.
Coal Reserves	That part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.

Cobalt	A metal element often found in the ores of other metals, soils, plants and animals. Component of catalyst systems used in the petrochemical and oil refining industries.
Commission
A critical period during which a newly constructed or modified production facility is de-bugged, tested and "switched-on", following which the facility is formally declared commercially production ready.
Co-monomer
A component added in smaller quantities to the base monomer in the production of polymers (see Polymer) that by their presence in the polymer (e.g. automobile trim, plastic bag, water pipes) convey enhanced performance (appearance, flexibility, impact strength) attributes to the polymer. Examples of co-monomers are: propylene, butene, hexene, octene and butyl acrylate.
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
Ethoxylate	Surfactants that are produced by reacting long-chain alcohol molecules with ethylene oxide (ethylene molecules combined with an oxygen molecule). Commonly used in detergent formulations.
Ethyl acetate
A colorless liquid at room temperature and atmospheric pressure. Commonly known in the chemical industry as an "ester". Normally made from acetic acid and ethanol. Commonly used as a cleansing and extraction agent, in the paper and perfume industry and as a solvent (in ink and paint).
Ethylene
One of the fundamental building blocks of the chemical industry. A colorless gas usually produced by cracking crude oil derived fractions such as naphtha or natural gas fractions such as ethane at high temperature. Used as a building block in the production of polymers (polyethylene and polyvinyl chloride) and a whole range of other chemicals.
Fraction	A term commonly used in the petrochemical industry to describe a specific "range" (fraction) of hydrocarbons in a mixture, in terms of their chemical and physical properties.
Front-end engineering design	Conceptualizing and beginning the design of a plant.
Hexene	A co-monomer (see Co-monomer). A straight chain hydrocarbon molecule containing 6 carbon atoms with one double bond between 2 carbon (usual terminal) atoms.

Homopolymer	A polymer made from a single monomer. The polymer does not contain any co- monomer, example: polyethylene.
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
Isomerisation
A process that changes the chemical and physical properties of a molecule without changing the atoms that make up that molecule. Typically used to upgrade marginal product streams in a refinery, i.e. from a lower to a higher octene rating.
Limestone
A sedimentary rock composed mostly of calcium (the shell remains of marine animals), carbon and oxygen. One of its industrial uses is as an agricultural fertilizer, especially when mixed with ammonium nitrate, which is rich in nitrogen.
Methane	The dominant component of natural gas, which is highly flammable. Used in the production of ammonia, methanol, as a source of heat and a feedstock for our GTL process.
Methylamine	Colorless gas with a strong ammonia smell derived from methanol and ammonia. It is used as an intermediate for dyes, pharmaceuticals, fungicides, tanning and solvents.
Methyl Ethyl Ketone (MEK)	A colorless liquid commonly used as a solvent (in adhesives, inks and paints) and a selective extractant.
Methyl Isobutyl Ketone (MIBK)	A flammable colorless liquid. It is used largely as a solvent in surface coatings.
Monomer	A chemical capable of converting to long-chain polymers (plastics) or synthetic resins by combination with itself or other similar molecules or compounds.

Naphtha
A crude oil fraction used in the fuel market as a primary component for gasoline production. Also used as a feedstock for production of petrochemical products such as olefins and aromatics, which are the basic building blocks of other downstream chemical products.
n-Butanol
A straight chain hydrocarbon molecule containing 4 carbon atoms and a hydroxyl group at the end of the molecule. Also part of a family of molecules called "alcohols" (see Alcohols) or "oxygenates"(see Oxygenates). Used as a solvent for resins and coatings or as an intermediate for production of other chemicals.
Nitric acid	A colorless strong acidic, corrosive liquid produced by oxidizing ammonia. It is primarily used for the production of fertilizers and some industrial explosives and chemicals.
Octene	A comonomer (see Comonomer). A straight chain hydrocarbon molecule containing eight carbon atoms and one double bond between carbon atoms. Used as a co-monomer in the production of polymers.
Olefin
Hydrocarbon molecules of varying carbon chain length characterized by a double bond between atoms. They have a bonding propensity which allows formation of larger molecules. They are used as chemical intermediates for production of a variety of components such as plasticizer alcohols, polymers, polyethylene, fatty acids, detergent alcohol, lube oil additives and surfactants.
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

Paraffin
Straight or branched saturated hydrocarbons chain containing only carbon and hydrogen atoms with its physical form varying from gases to waxy solids as the length of the chain increases. They are derived from gas oil fractions. Their primary usage is raw material for the production of olefins, Linear Alkylbenzenes (LAB), solvents, detergent alcohol and lubricants.
Paraffin waxes
A white, translucent solid, consisting of hydrocarbons of high molecular weight and derived from crude wax. Different waxes exhibit different physical properties such as structure of crystals, melting point and molecular weight. It can be used neat or as blends with additives for specific applications, such as candles, adhesives, polishes and cosmetics.
Pentene	A double bonded hydrocarbon with five carbon atoms. 1-Pentene (the double bond between atoms is at the start or the end of the chain) is used as a co-monomer in polypropylene production.
Perchloroethylene	Colorless liquid, used for applications like dry-cleaning solvent, vapor-degreasing solvent, drying agent and heat-transfer medium.
Phenol	A ring shaped molecule most commonly produced from cumene. It can also be recovered from coal tar and petroleum streams. It is mainly used as a chemical intermediate for downstream chemicals.
Petroleum/Petrol	Gasoline.
Phosphate	Phosphorous and phosphoric acid derived chemical, with commercial markets in agricultural and industrial sectors, e.g. fertilizers, livestock supplements, paper and water treatment.
Plasticizers	Chemical additives used as processing aids to facilitate the production of PVC, resins and polymers and influencing the physical properties of desired products.
Ply	The lateral continuity of a similar type of coal within a coal seam, as opposed to the vertical continuity of a particular type of coal.

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
Polyvinyl chloride
The plastic known as PVC commonly used for piping and other applications such as the production of gutters, toys, and garden hoses. PVC is produced by first reacting ethylene with chlorine and subsequently using a suitable catalyst to convert the intermediate product to a long-chain molecule.
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
Reform
Rearrangement or composition of hydrocarbon gases or low-octane petroleum fractions by heat and pressure, often in the presence of a catalyst. Steam reforming of natural gas is an important method of producing hydrogen.
Room and Pillar mining	The mining method used in flat-lying shallow mineral deposits, where a number of roads are developed leaving pillars to hold up the roof.
Slurry	Liquid substance containing solid particles.
Solvent
A substance capable of dissolving another substance to form a solution at the molecular or ionic level. The main uses of organic solvents are in the coatings field (paints, varnishes and lacquers), industrial cleaners, printing inks, extractive processes and pharmaceuticals.
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
Train	A sequence of processing units, each of them performing a different function to arrive at the final product.
Trimerization	Trimerization is the joining of three molecules into one molecule such as trimerization of ethylene to form 1-hexene
Urea	A soluble, colorless, crystalline, nitrogen-containing compound derived from ammonia primarily used as a fertilizer.
Vertical diamond drilling
The drilling of a drill hole using a diamond impregnated drill bit to acquire drill core for the entire length of the drill hole. Therefore a continuous sample of the rock mass is obtained over the mineral bearing strata.
Zeolite	A chemical substance consisting of silica and aluminum extensively used as a water-softener and a detergent component.

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
SASOL MINES
STOCKPLIES
ROADS
RAILWAYLINES

Locality Plan of Etame Oil Field

GABON
Etame
Field
CONGO
MALI
NIGER
CHAD
BURKINA
FASO
GHANA
BENIN
COTE
D'IVOIRE
NIGERIA
CAMEROON
CENTRAL
AFRICAN
REPUBLIC
TOGO
EQ.
GUINEA
GABON
CONGO
DEM. REP.
CONGO
Area of
main map
ANGOLA
NAMIBIA

Locality Plan of Mozambique Gas Fields

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SASOL LIMITED
By:	/s/ TREVOR STEWART MUNDAY Trevor Stewart Munday Chief Financial Officer

Date: October 29, 2004

EXHIBIT INDEX

Item 19.    Exhibits

1.1
Memorandum of Association of Sasol Limited*

1.2
Articles of Association of Sasol Limited*

4.1
Management Share Incentive Scheme*

8.1
List of Subsidiaries

12.1
Certification of Pieter Vogel Cox, Chief Executive of Sasol Limited pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2
Certification of Trevor Stewart Munday, Chief Financial Officer of Sasol Limited pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1
Certification of Pieter Vogel Cox, Chief Executive of Sasol Limited and Trevor Stewart Munday, Chief Financial Officer of Sasol Limited pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*
Incorporated by reference to our registration statement on Form 20-F filed on 6 March 2003.

QuickLinks

TABLE OF CONTENTS
PRESENTATION OF INFORMATION
FORWARD-LOOKING STATEMENTS
ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES
PART I
  ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
  ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
  ITEM 3. KEY INFORMATION
  ITEM 4. INFORMATION ON THE COMPANY
  ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
OUR RESULTS OF OPERATIONS FOR THE YEARS ENDED 30 JUNE 2004 AND 30 JUNE 2003
OUR RESULTS OF OPERATIONS FOR THE YEARS ENDED 30 JUNE 2003 AND 30 JUNE 2002
  ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
  ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
  ITEM 8. FINANCIAL INFORMATION
  ITEM 9. THE OFFER AND LISTING
  ITEM 10. ADDITIONAL INFORMATION
  ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
  ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
PART II
  ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
  ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
  ITEM 15. CONTROLS AND PROCEDURES
  ITEM 16.
PART III
  ITEM 17. FINANCIAL STATEMENTS
  ITEM 18. FINANCIAL STATEMENTS
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED 30 JUNE 2004, 30 JUNE 2003 AND 30 JUNE 2002
  ITEM 19. EXHIBITS
Report of Independent Registered Public Accounting Firm
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
SUPPLEMENTAL OIL AND GAS INFORMATION (Unaudited)
GLOSSARY OF TERMS
Locality Plan of Sasol Plants and Mines in Southern Africa.
Locality Plan of Sasolburg
Locality Plan of Secunda
Locality Plan of Etame Oil Field
Locality Plan of Mozambique Gas Fields
SIGNATURES
EXHIBIT INDEX
  Item 19. Exhibits