Form 20-F
period 2005-06-30
SASOL LTD
filed 2005-10-26
CIK 314590

As filed with the Securities and Exchange Commission on 26 October 2005

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐                                 REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒                              ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934—for the year ended 30 June 2005

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

616,765,648 ordinary shares of no par value

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

Item 17 ☐   Item 18 ☒

PRESENTATION OF INFORMATION

We are incorporated in the Republic of South Africa as a public company under South African Company law. Our consolidated financial statements included in our corporate filings in South Africa were prepared in accordance with International Financial Reporting Standards (“IFRS”), for the financial years ended 25 June 2001, 30 June 2002, 30 June 2003, 30 June 2004 and 30 June 2005.

For purposes of this annual report on Form 20-F, we have prepared our consolidated financial statements in accordance with United States Generally Accepted Accounting Principles, or US GAAP. Our consolidated financial statements for each of the financial years ended 25 June 2001, 30 June 2002, 30 June 2003, 30 June 2004 and 30 June 2005 have been audited by KPMG Inc., independent accountants.

As used in this Form 20-F:

•       “rand” or “R” means the currency of the Republic of South Africa;

•       “US dollars”, “dollars”, “US$” or “$” means the currency of the United States;

•       “euro” means the common currency of the member states of the European Monetary Union;

•       “GBP” means Great Britain Pound, the currency of the United Kingdom;

•       “JPY” means Japanese Yen, the currency of Japan;

•       “AUD” means Australian dollar, the currency of Australia.

We present our financial information in rand, which is our reporting currency. Solely for your convenience, this Form 20-F contains translations of certain rand amounts into US dollars at specified rates. These rand amounts do not actually represent such US dollar amounts, nor could they necessarily have been converted into US dollars at the rates indicated. Unless otherwise indicated, rand amounts have been translated into US dollars at the rate of R6.35 per US dollar, which was the noon buying rate for customs purposes of the rand, as reported by the Federal Reserve Bank of New York on 30 September 2005.

All references in this Form 20-F to “years” refer to the financial years ended on 30 June with respect to the financial year 2002 and to subsequent financial years and on 25 June with respect to the financial year 2001 and to previous financial years, unless otherwise stated.

Besides applying barrels (“b”) and cubic feet (“cf”) for reporting oil and gas reserves and production, Sasol applies the Système International (“SI”) metric measures for all global operations. A ton or tonne denotes one metric ton equivalent to 1,000 kilograms (“kg”). Sasol’s reference to metric tons should not be confused with an imperial ton equivalent to 2,240 pounds (or about 1,016 kg). Barrels per day or bpd is used to refer to our oil and gas production.

All references to billions in this Form 20-F are to thousands of millions.

All references to the “group”, “us”, “we”, “the company”, or “Sasol” in this Form 20-F are to Sasol Limited, its group of subsidiaries and its interests in associates and joint ventures. All references in this Form 20-F are to Sasol Limited or the companies comprising the group, as the context may require. All references to “(Pty) Limited” refers to (Proprietary) Limited, a form of corporation in South Africa which restricts the right of transfer of its shares, limits the number of members and prohibits the public offering of its shares.

All references in this Form 20-F to “South Africa” and “the government” are to the Republic of South Africa and its government. All references to the “JSE” are to the JSE Limited (formerly known as the JSE Securities Exchange, South Africa). All references to “SARB” refer to the South African Reserve Bank and all references to “PPI” refer to the Producer Price Index, which is a measure of inflation in South Africa. All references to “GTL” and “CTL” refer to our gas-to-liquids and coal-to-liquids processes respectively.

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

•       statements regarding recent and proposed accounting pronouncements and their impact on our future results of operations and financial condition;

•       statements of our business strategy, plans, objectives or goals, including those related to products or services;

•       statements regarding future competition and changes in market share in the South African and international industries and markets for our products;

•       statements regarding our existing or anticipated investments (including the GTL projects in Qatar and Nigeria, the Arya Sasol Polymer Project and other investments), acquisitions of new businesses or the disposition of existing businesses;

•       statements regarding our estimated oil, gas and coal reserves;

•       statements regarding future development in legal and regulatory matters, including initiatives for the economic empowerment of historically disadvantaged South Africans;

•       statements regarding future fluctuations in product and oil prices or fluctuations in exchange and interest rates;

•       statements regarding our plans to enter the South African retail and commercial markets for liquid fuels;

•       statements regarding changes in the manufacturers’ fuel pricing mechanism in South Africa and their effects on fuel prices and our operating results and profitability;

•       statements regarding our current or future products and anticipated customer demand for these products;

•       statements regarding acts of war, terrorism or other events that may adversely affect the group’s operations or that of key stakeholders to the group; and

•       statements of assumptions underlying such statements.

Words such as “believe”, “anticipate”, “expect”, “intend”, “seek”, “will”, “plan”, “could”, “may”, “endeavor” and “project” and similar expressions are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that the predictions, forecasts, projections and other forward-looking statements will not be achieved. If one or more of these risks materialize, or should underlying assumptions prove incorrect, our actual results may differ materially from those anticipated in this Form 20-F. You should understand that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include among others, and without limitation:

•       the outcomes in developing regulatory matters and the effect of changes in regulation and government policy;

•       the political, social and economic conditions and developments in the world, especially those countries in which we operate;

•       our ability to maintain key customer relations in important markets;

•       our ability to improve results despite unusual levels of competitiveness;

•       the continuation of substantial growth in significant developing markets, such as China;

•       the ability to benefit from our capital spending policies;

•       growth in significant developing areas of our business;

•       changes in the demand for and international prices of crude oil, petroleum and chemical products and changes in currency rates;

•       our success in continuing technological innovation;

•       our ability to maintain sustainable earnings despite fluctuations in foreign exchange rates and interest rates;

•       our ability to attract and retain sufficient skilled employees; and

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

ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES

We are a public company incorporated under the Company law of South Africa. All of our directors and officers, reside outside the United States, principally in South Africa. You may not be able, therefore, to effect service of process within the United States upon those directors and officers with respect to matters arising under the federal securities laws of the United States.

In addition, substantially all of our assets and the assets of our directors and officers are located outside the United States. As a result, you may not be able to enforce against us or our directors and officers judgments obtained in United States courts predicated on the civil liability provisions of the federal securities laws of the United States.

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

PART I

ITEM 1.                IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable

ITEM 2.                OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3.                KEY INFORMATION

3.A   Selected Financial Data

The following information should be read in conjunction with “Item 5.—Operating and Financial Review and Prospects” and the consolidated financial statements, the accompanying notes and other financial information included elsewhere in this annual report on Form 20-F.

The US GAAP financial data set forth below has been extracted from the audited consolidated financial statements for the years ended and as at 30 June 2005, 30 June 2004 and 30 June 2003 which are included in this Form 20-F and which have been prepared in accordance with US GAAP. The US GAAP financial information for the two years ended and as at 30 June 2002 and 25 June 2001 has been extracted from audited financial statements not included in this annual report on Form 20-F. The IFRS financial data set forth below for the years ended as at 30 June 2005, 30 June 2004, 30 June 2003, 30 June 2002 and 25 June 2001 has been derived from audited consolidated financial statements prepared in accordance with IFRS.

	25 June	30 June	30 June	30 June	30 June	30 June(1)
	2001	2002	2003	2004	2005	2005
	(Rand in millions)					(US$ in millions)
	(except per share information and weighted average shares in issue)
Income Statement Data:
IFRS
Turnover	40,768	59,590	64,555	60,151	69,239	10,904
Operating profit	10,619	14,783	11,911	9,314	14,506	2,284
Income before tax	10,664	14,760	11,913	9,182	14,252	2,244
Earnings attributable to shareholders	7,125	9,817	7,817	5,940	9,573	1,508
US GAAP
Turnover	37,636	55,667	63,769	58,808	67,427	10,618
Operating profit	10,230	14,224	11,011	8,739	14,933	2,351
Income before tax	10,274	14,178	10,947	8,676	14,740	2,321
Earnings attributable to shareholders	6,952	9,434	7,344	5,358	9,787	1,541
Per share information (South African and US cents):
IFRS
Basic earnings per share	1,136	1,603	1,283	974	1,560	246
Diluted earnings per share	1,123	1,571	1,262	964	1,533	241
Dividends per share(2)	320	450	450	450	540	85
US GAAP
Basic earnings per share	1,108	1,540	1,206	878	1,594	251
Diluted earnings per share	1,095	1,509	1,185	870	1,567	247
Weighted average shares in issue (in millions):
Average shares outstanding—basic	627.3	612.5	609.3	610.0	613.8	613.8
Average shares outstanding—diluted	634.7	625.0	619.6	616.2	624.4	624.4
Balance Sheet data:
IFRS
Total assets	51,443	65,730	69,619	73,486	87,989	13,857
Total shareholders’ equity	23,137	31,315	33,518	35,027	43,530	6,855
Share capital	2,630	2,706	2,783	2,892	3,203	504
US GAAP
Total assets	51,158	62,493	67,905	68,765	80,428	12,665
Total shareholders’ equity	23,658	30,944	32,793	33,669	40,945	6,449
Share capital	2,648	2,772	2,842	2,976	3,356	529

(1)     Translations into US dollars in this table are for convenience only and are computed at the noon buying rate of the Federal Reserve Bank of New York on 30 September 2005 of R6.35 per US dollar. You should not view such translations as a representation that such amounts represent actual US dollar amounts.

(2)     Includes the final dividend which was declared subsequent to the balance sheet date and is presented for information purposes only. No provision for this final dividend has been recognized.

Exchange rate information

The following table sets forth certain information as published by the Federal Reserve Bank of New York with respect to the noon buying rate of US dollars in terms of rand for the years shown:

Rand per US dollar for the year ended 30 June or the respective month	Average(1)	High	Low
2001(2)	7.64	8.16	6.79
2002	10.20	13.60	8.23
2003	9.04	10.90	7.18
2004	6.88	7.80	6.17
2005	6.21	6.92	5.62
2006(3)	6.50	6.90	6.26
April 2005	6.15	6.28	6.03
May 2005	6.33	6.75	5.96
June 2005	6.74	6.92	6.63
July 2005	6.70	6.90	6.53
August 2005	6.46	6.55	6.34
September 2005	6.36	6.45	6.26

(1)           The average exchange rates for each full year are calculated using the average exchange rate on the last day of each month during the period. The average exchange rate for each month is calculated using the average of the daily exchange rates during the period.

(2)           Year ended 25 June 2001.

(3)           Through 30 September 2005.

The rate on 30 September 2005 was R6.35 per US dollar.

3.B   Capitalization and Indebtedness

Not applicable.

3.C   Reasons for the Offer and Use of Proceeds

Not applicable.

3.D   Risk Factors

Fluctuations in exchange rates may adversely affect our business, operating results, cash flows and financial condition.

The rand is our principal operating currency. However, a large part of our group’s turnover is denominated in US dollars and some part in euro, derived either from exports from South Africa or from our manufacturing and distribution operations outside South Africa. Also, a significant part of our turnover is determined by the US dollar, as petroleum prices in general and the price of most petroleum and chemical products in South Africa are based on global commodity and benchmark prices which are quoted in US dollars. Hence, a large part of our group turnover (approximately 90%) is denominated in US dollars or influenced by the underlying global commodity and benchmark prices which are quoted in US dollars, while about one third of our costs are rand denominated. Furthermore, a significant part of our capital expenditure is also US dollar-denominated, as it is directed to investments outside South Africa. In our European operations a large part of our costs are euro based and a significant part of our turnover is US dollar based. Accordingly, fluctuations in the exchange rates between the rand and US dollar, the rand and the euro and the euro and the US dollar may have a material effect on our business, operating results, cash flows and financial condition.

The PPI has for many years been above the rate of inflation in the United States. This, among other factors, resulted in a concomitant decline in the value of the rand against the US dollar up until 2002, during which year the average exchange rate was R10.20 against the US dollar. However, since early 2002, due to a variety of reasons, the rand has strengthened against the US dollar, reaching R6.35 at 30 September 2005, which has had a negative impact on our results. Whilst the exchange rate during the current year has been relatively less volatile than in certain previous years we are unable to forecast whether this will continue in the foreseeable future.

In addition, although the exchange rate of the rand is primarily market-determined, its value at any time may not be an accurate reflection of the underlying value of the rand, due to the potential effect of, among other factors, exchange controls. For more information regarding exchange controls in South Africa see “Item 10.D—Exchange Controls”.

Fluctuations in refining margins and crude oil, natural gas and petroleum products prices may adversely affect our business, operating results, cash flows and financial condition.

Market prices for crude oil, natural gas and petroleum products may fluctuate as they are subject to local and international supply and demand fundamentals and factors over which we have no control. Worldwide supply conditions and the price levels of crude oil may be significantly influenced by international cartels, which control the production of a significant proportion of the worldwide supply of crude oil, and by political developments, especially in the Middle East. Other factors which may influence the aggregate demand and hence affect the markets and prices for petroleum products in regions which influence South African fuel prices through the Basic Fuel Price (“BFP”) price formula (used for the calculation of the refinery gate price in South Africa) and/or where we market these products, may include changes in economic conditions, the price and availability of substitute fuels, changes in product inventory, product specifications and other factors. In recent years, prices for petroleum products have fluctuated widely. In recent months the price of crude oil has been at very high levels. See “Item 5.—Operating and Financial Review and Prospects”.

A substantial proportion of our turnover is derived from sales of petroleum and petrochemical products. Through our equity participation in the National Petroleum Refiners of South Africa (Pty) Limited (“Natref”) crude oil refinery, we are exposed to fluctuations in refinery margins resulting from differing fluctuations in international crude oil and petroleum product prices. We are also exposed to changes in absolute levels of international petroleum product prices through our synfuels operations. Fluctuations in international crude oil prices affect our results mainly through their indirect effect on the BFP price formula. See “Item 4.B—Business Overview—Sasol Synfuels” and “Sasol Liquid Fuels Business” as well as the impact on oil derived feedstock. Furthermore, prices of petrochemical products and natural gas are also affected by fluctuation in crude oil prices. Fluctuations and, in particular, decreases in the price of crude oil and petroleum products can have a material adverse effect on our business, operating results, cash flows and financial condition.

We use hedging instruments to protect us against day to day US dollar price fluctuations affecting the acquisition cost of our crude oil needs, including rand to US dollar exchange rate fluctuations. During the course of the 2005 year, we have again hedged a portion of our synthetic fuel production in respect of the 2006 year. See “Item 8.B—Significant Changes” and “Item 11.—Quantitative and Qualitative Disclosures about Market Risk”. While the use of these instruments may provide some protection against short-term fluctuation in crude oil prices it does not protect us against longer term fluctuations in crude oil prices or differing trends between crude oil and petroleum product prices.

We are unable to accurately forecast fluctuations in refining margins and crude oil, natural gas and petroleum products prices. Fluctuations in any of these may have a material adverse effect on our business, operating results, cash flows and financial condition.

Cyclicality in petrochemical product prices may adversely affect our business, operating results, cash flows and financial condition.

The demand for chemicals and especially products such as solvents, alkylates and polymers are cyclical. Typically, higher demand during peaks in the industry business cycles leads producers to increase their production capacity. Although peaks in the business cycle have been characterized by increased selling prices and higher operating margins, in the past such peaks have led to overcapacity and supply exceeding demand growth. Low periods in the business cycle are then characterized by decreasing prices and excess capacity, which can depress operating margins and may result in operating losses. We believe that some areas within the chemicals industry currently show overcapacity with the possibility of further capacity additions in the next few years. We cannot assure you that future growth in demand will be sufficient to absorb current overcapacity or future capacity additions without downward pressure on prices of chemical products. Such pressure may have a material adverse effect on our business, operating results, cash flows and financial condition.

We may not be able to exploit technological advances quickly and successfully.

Most of our operations, including the gasification of coal and the manufacture of synthetic fuels (“synfuels”) and petrochemical products, are highly dependent on the use of advanced technologies. The commercialization and use of the appropriate advanced technologies can affect, among other things, the competitiveness of our products, the continuity of our operations, our feedstock requirements and the capacity and efficiency of our production.

We believe that new technologies or novel processes may emerge and that existing technologies may be further developed in the fields in which we operate. Unexpected rapid advances in employed technologies or the development of novel processes can affect our operations and product ranges in that it could render the technologies we utilize or the products we produce obsolete or less competitive in the future. Difficulties in accessing new technologies may impede us from implementing them and competitive pressures may force us to implement these new technologies at a substantial cost. Examples of new technologies which may in the future affect our business include the following:

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

•  The development by competitors of next generation catalysts in which catalyst performance is manipulated resulting in highly selective and high purity chemical products, which may render the use of our mixed feed stream catalytic-based production processes uncompetitive.

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

We are currently developing GTL projects in Qatar and Nigeria. In addition we are considering opportunities for further GTL investments in other areas of the world. The development of these projects, either solely or through our joint venture with Chevron Corporation (“Chevron”), is a capital-intensive process and requires us to commit significant capital expenditure and devote considerable management resources in utilizing our existing experience and know-how, especially in connection with Fischer-Tropsch synthesis technologies. See “Item 4.B—Business Overview—Sasol Synfuels International”. This process and its products may also give rise to patent risks in connection with the use of our GTL technology. See below, “Intellectual property risks may adversely affect our products or processes and our competitive advantage”.

We consider the development of our GTL projects a major part of our strategy for future growth and believe that GTL fuels will in time develop to become an efficient and widely used alternative and/or supplement to conventional diesel fuel. In assessing the viability of our GTL projects, we make a number of assumptions relating to specific variables, mainly including:

•  prices of crude oil, petroleum products and gas;

•  fluctuations in the exchange rate of the US dollar against the rand;

•  fluctuations in interest rates;

•  fiscal dispensation in the countries in which we invest;

•  capital cost of the facilities;

•  various operating costs;

•  technology and catalyst performance;

•  conditions in the countries in which we invest, including factors relating to political, social and economic conditions;

•  availability of skills to construct and operate the plants;

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

Following the termination of the Main Supply and Blue Pump agreements in December 2003, [See “Item 4.B—Business Overview—Sasol Liquid Fuels Business] we have sold or removed the Blue Pumps and associated infrastructure from service stations owned by other oil companies, and have concluded new short-term arrangements with the oil companies to supply their petroleum products requirements in certain geographic areas. We have sold a substantial portion of our aggregate petroleum production to the oil companies under these arrangements. These agreements tend to be short term of between one and two years in duration. Further negotiations with these oil companies are ongoing. Furthermore, as a result of the termination of the agreements, the restrictions on our ability to market our petroleum products directly to the South African retail and commercial markets expired. During 2003 we commenced with the development of a service station network with a view to accessing the retail market in South Africa with our own Sasol and Exel brands, and, in order to enhance the profitability of this network, we are concentrating on developing high volume stations in growth areas. See “Item 4.B—Business Overview—Sasol Liquid Fuel Business”. The guidelines developed by the Gauteng Department of Agriculture Conservation and Environment relating to the development and upgrading of service stations within the Gauteng region in South Africa may place constraints on our plans to grow our retail service station network especially if the proposed joint venture with Petroliam Nasional Berhad (“Petronas”) referred to below does not materialise. See “Item 4.B—Business Overview—Legal Proceedings”. We are awaiting a decision by the South African competition authorities to combine our liquid fuels business with that of Engen Limited (“Engen”), a South African subsidiary of Petronas, in a joint venture which will provide us with further access to the South African retail market. See “Item 8.B—Significant Changes”.

Nonetheless, we cannot assure you that our ongoing negotiations with other oil companies will result in beneficial arrangements on a sustainable basis. We cannot assure you that we will be successful in competing with the oil companies’ established service station networks, or in optimizing the configuration of our network, or that the South African competition authorities will approve the proposed joint venture with Petronas, or that we will be successful in selling the balance of our non-committed petroleum product directly to the commercial or retail markets. Failure to meet any of these objectives may have a material adverse effect on our business, operating results, cash flows and financial condition.

There are risks relating to countries in which we operate that could adversely affect our business, operating results, cash flows and financial condition.

Several of our subsidiaries, joint ventures and associates operate in countries and regions that are subject to significantly differing political, social, economic and market conditions. See “Item 18.—Financial Statements—Note 3—Segmental Analysis” for a description of the extent of our operations in the main countries and regions in which we operate. We are a South African domiciled company. The majority of our operations are located and 51% of our turnover is generated in South Africa.

Specific aspects of country risks that may have a material impact on our business, operating results, cash flows and financial condition include:

(a)           Political, social and economic issues

Sasol has or is in the process of investing in significant operations in African, South-east Asian and Middle Eastern regions that have in the past to a greater or lesser extent experienced social, economic and political uncertainty. More recently certain countries in which Sasol operates have achieved greater social, political and economic stability. Since 1994 South Africa, in particular, has experienced significantly improved social, economic and political conditions.

(b)          Fluctuations in inflation and interest rates

Over recent years, the South African economy has had relatively low and stable levels of inflation and interest rates. Should increases in these rates occur, our costs could increase and our operating margins could be affected. High interest rates could also adversely impact on our ability to ensure cost-effective debt financing in South Africa.

(c)           Transportation, water and electricity and other infrastructure

The infrastructure in some countries in which we operate, such as rail infrastructure and electricity and water supply in South Africa, may need to be further upgraded and expanded and in certain instances possibly at our own cost.

(d)          Unionized Labor

The majority of our employees worldwide belong to trade unions. These employees comprise mainly general workers, artisans and technical operators. Although in recent years we have not experienced significant labor disruptions and have had constructive relations with our employees and their unions, we cannot assure you that such labor disruptions will not occur in the future.

(e)           Southern African regional issues

There have been some instances of social, political, and economic instability in some of the countries in the Southern African region. Although we believe South Africa’s growing stature has increasingly separated it from the effects of regional issues, such political or economic instability in neighboring countries could negatively affect conditions in South Africa.

(f)             Exchange control regulations

South African law provides for exchange control regulations which restrict the export of capital from the Common Monetary Area, which includes South Africa, subject to SARB dispensation. These regulations apply to transactions involving South African residents, including both natural persons and legal entities. These regulations also affect our ability to borrow funds from non-South African sources for use in South Africa or to repay these funds from South Africa and, in some cases, our ability to guarantee the obligations of our subsidiaries with regard to these funds. These restrictions have affected the manner in which we have financed our acquisitions outside South Africa and the geographic distribution of our debt. See “Item 10.D—Exchange Controls” and “Item 5.B—Liquidity and Capital Resources”.

(g)           HIV/AIDS in sub-Saharan Africa

HIV/AIDS and tuberculosis, which is exacerbated in the presence of HIV/AIDS, are the major healthcare challenges faced by our South African and other sub-Saharan operations. HIV infection among women in antenatal clinics around South Africa rose from 1% in 1990 to nearly 25% in 2000. Under South African law, we may not run tests to accurately establish the number of our employees who are infected with, or die from, AIDS related illnesses without the express consent of the people to be tested. However, based on the final results of our voluntary counseling and testing program which had an 82% uptake amongst all levels of the organization, we estimate that 7% of our South African workforce may be currently infected, with the highest concentration of infections in our mining operations. This is less than the 10% to 15% initially estimated during the 2004 year. Based on an actuarial study, which excludes the positive impact of any prevention and management intervention program, we estimate that, while the percentage of infected employees may not rise significantly in the forthcoming years, there will be a significant increase in the number of AIDS-related fatalities. See “Item 6.D—Employees”.

We incur costs relating to the medical treatment and loss of infected personnel, as well as the related loss of productivity. We also incur costs relating to the recruitment and training of new personnel. We are not in a position to accurately quantify these costs. Based on our actuarial models, we estimate that the impact of HIV/AIDS on our payroll expenses should be less than 1% of our current payroll for our South African employees by the year 2007. This calculation is based on the estimated financial impact on production resulting from the projected prevalence of HIV/AIDS among our workforce, but does not take into account indirect costs of productivity losses. We are investing human and financial resources to establish and maintain programs to address the HIV/AIDS pandemic. In September 2002, we launched the Sasol HIV/AIDS Response Programme (“SHARP”), which is our initiative to respond to the HIV/AIDS pandemic, on which we have spent a total sum of approximately R20 million to June 2005. We are committed to the on-going funding of SHARP.

We cannot assure you that the costs we are currently incurring and will incur in the future in connection with the HIV/AIDS pandemic, will not have a material adverse effect on our business, operating results, cash flows and financial condition.

(h)   Transformation issues

In some countries our operations are required to comply with local procurement, employment equity, ownership and other regulations which are designed to address country specific social and economic transformation issues. In this regard, the following South African-specific initiatives apply which are intended to redress historical social and economic inequalities and ensure long-term socio-economic stability.

As a leading and patriotic South African-based company, we embrace and will engender or participate in initiatives to bring about meaningful transformation to assist in correcting the imbalances and injustices of the apartheid era. We consider these initiatives to be a strategic imperative and we acknowledge the risk of not vigorously pursuing them or of them not succeeding and adversely impacting on the long-term sustainable performance and reputation of our company.

As part of an initiative of the government of South Africa to advance the participation of historically disadvantaged South Africans in the country’s economy, in November 2000, we became party to an agreement with the government and the liquid fuels industry, the Charter for the South African Petroleum and Liquid Fuels Industry on Empowering Historically Disadvantaged South Africans in the Petroleum and Liquid Fuels Industry (the Liquid Fuels Charter). The Charter deals with the following key matters:

•  participation in ownership and control in all facets of the industry by historically disadvantaged South Africans;

•  addressing the skills gap in the industry;

•  employment equity; and

•  procurement from historically disadvantaged South Africans.

See “Item 4.B—Business Overview—Sasol Liquid Fuel Business” and “—Empowerment of Historically Disadvantaged South Africans”.

The Liquid Fuels Charter requires us, amongst other things, to ensure that historically disadvantaged South Africans hold at least 25% equity ownership of our liquid fuels business by the year 2010. If the proposed joint venture with Engen is approved by the South African competition authorities then we will comply with the 25% equity ownership requirement of the Liquid Fuels Charter through the shareholdings of Tshwarisano LFB Investment (Pty) Limited (“Tshwarisano”), Sasol’s Broad-based Black Economic Empowerment partner, and Afric Energy Resources, Engen’s Broad-based Black Economic Empowerment partner, in the joint venture company. If the joint venture is not approved then Tshwarisano will become a 25% equity owner in our liquid fuels business, which will comply with the Liquid Fuels Charter. See “Item 8.B—Significant Changes”.

In October 2002, the government and representatives of South African mining companies and mineworkers’ unions reached broad agreement on a charter (the Mining Charter), designed to facilitate the participation of historically disadvantaged South Africans in the country’s mining industry. The Charter’s stated objectives include the:

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

The Charter, together with the scorecard to facilitate the interpretation of and compliance with the Mining Charter, requires mining companies to ensure that historically disadvantaged South Africans hold at least 15% ownership of mining assets or equity in South Africa within 5 calendar years and 26% ownership within 10 calendar years from the effective date of the new Mineral and Petroleum Resources Development Act which was on 1 May 2004. The Charter further specifies that the mining industry is required to assist historically disadvantaged South Africans in securing finance to fund their equity participation up to an amount of R100 billion within the first 5 calendar years after the implementation of the aforementioned Act. Beyond this R100 billion commitment, the Mining Charter requires that participation of historically disadvantaged South Africans should be increased towards the 26% target on a willing buyer-willing seller basis. See “Item 4.B—Business Overview—Sasol Mining” and
“—Empowerment of Historically Disadvantaged South Africans”.

Various principles of the Mining Charter have been incorporated in regulations promulgated by the Minister of Minerals and Energy under the new Mineral and Petroleum Resources Development Act with respect to the South African mining industry. These regulations came into effect on 1 May 2004. We have commenced a process to apply for the conversion of our existing mining licenses under the new Mineral and Petroleum Resources Development Act. See below “New mining legislation may have an adverse effect on our mineral rights”. When considering applications for the conversion of existing mining licenses under the Mineral and Petroleum Resources Development Act, the Minister of Minerals and Energy must take into account, among other factors, the applicant company’s compliance with the Mining Charter. We intend to undertake appropriate action required to ensure conversion of our existing mining rights under the Mineral and Petroleum Resources Development Act.

The financing arrangements for the Tshwarisano transaction are set out in “Item 8.B—Significant Changes”. It is not currently known what financing arrangements may ultimately be put in place to support any further transactions required in order to comply with the above-mentioned Charters and we cannot assure you that we will not participate in these arrangements.

In December 2004 the Minister of Trade and Industry issued certain draft Codes of Good Practice for Broad-based Black Economic Empowerment for public comment pursuant to the Broad-based Black Economic Empowerment Act of 2003.These codes are intended to provide business with guidance on implementing the requirements of the Act. It is uncertain when these Codes will be published in the South African Government Gazette.

It is not currently known what additional costs or implications will arise for us to comply with the said Act and other requirements of both the Liquid Fuels and Mining Charters or the Codes of Good Practice for Broad-based Black Economic Empowerment and we cannot assure you that these costs or implications will not have a material adverse effect on our shareholders or business operating results, cash flows and financial condition.

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

•       failure to receive new permits and consents;

•       cancellation of contractual rights;

•       expropriation of assets;

•       lack of capacity to deal with emergency response situations; and

•       the introduction of selective environmental and carbon taxes.

Some of the countries where we have already made, or other countries where we may consider making, investments are in various stages of developing institutions and legal and regulatory systems that are characteristic of parliamentary democracies. However, institutions in these countries may not yet be as firmly established as they are in parliamentary democracies in South Africa, the United States and some European countries. Some of these countries are also transitioning to a market economy and, as a result, experience changes in their economies and their government policies that could affect our investments in these countries. Moreover, the procedural safeguards of the new legal and regulatory regimes in these countries are still being developed and, therefore, existing laws and regulations may be applied inconsistently. In some circumstances, it may not be possible to obtain the legal remedies provided under those laws and regulations in a timely manner.

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

The Act requires mining companies, including our company, to apply for conversion of their existing prospecting and mining permits. A wide range of factors and principles must be taken into account by the Minister of Minerals and Energy when considering these applications. These factors include the applicant’s access to financial resources and appropriate technical ability to conduct the proposed prospecting or mining operation, the environmental impact of the operation and, in the case of prospecting rights, considerations relating to fair competition. Other factors include considerations relevant to promoting employment and the social and economic welfare of all South Africans and showing compliance with the provisions of the Mining Charter for the empowerment of historically disadvantaged persons in the mining industry. See “Item 4.B—Business Overview—Regulation of Mining Activities in South Africa” and “—Empowerment of Historically Disadvantaged South Africans”.

The Act also provides that a mining right granted under the Act may be cancelled if the mineral to which such mining right relates is not mined at an optimal rate. Furthermore, royalties from mining activities may become payable to the state under provisions contained in the “Mineral and Petroleum Royalty Bill”. This bill was published in March 2003. The bill provides for a royalty rate of 2% on anthracite and bituminous coal (low ash and steam) and 1% on bituminous coal for South African energy consumption. The royalty is payable quarterly in arrears to the state. The Minister of Finance in his budget speech to Parliament in February 2004 confirmed that these royalties will be revenue based and will take effect in 2009. There is uncertainty as to whether or not further amendments will be made to the bill and when the bill will become law. Due to this uncertainty we are unable to assess the potential impact on our future business, operating results, cash flows and financial condition.

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

The Petroleum Products Amendment Act was assented to by the President of South Africa on 26 April 2004. We are uncertain when the Act will take effect. The Act, and the subsequent Amendment Bill, will amend the existing Petroleum Products Act, enacting provisions regulating a range of matters including the licensing of persons involved in the manufacturing, wholesale and retail sale of petroleum products. As the Act and regulations to be promulgated there under will regulate matters pertaining to wholesale and retail sales of petroleum products, including their retail prices, its provisions may impact the conditions and cost of our entry into the retail fuel market in South Africa. See “Item 4.B—Business Overview—Sasol Liquid Fuels Business” and “—Regulation of Petroleum-Related Activities in South Africa”.

The Petroleum Pipelines Act was signed by the President of South Africa on 31 May 2004. We are uncertain when the Act will take effect. The Act will regulate petroleum pipelines and storage facility activities, including the construction and operation of petroleum pipelines and the delivery of certain commercial services in connection with these pipelines and storage facilities. The Act grants broad discretion to the Minister of Minerals and Energy to adopt different pricing methodologies in connection with the setting of tariffs, which may prove advantageous for some competitors, because of different market and geographic positions. Regulations that may be promulgated under the Act may affect our advantage due to the location in the economic heartland of the country of our Natref refinery and our synfuels facilities at Secunda. See “Item 4.B—Business Overview—Sasol Liquid Fuels Business” and “—Regulation of Petroleum-Related Activities in South Africa”. We cannot assure you that the enactment of new legislation or the amendment of existing laws and regulations will not have a material adverse effect on our business, operating results, cash flows and financial condition.

The Gas Act, which is expected to take effect on a date to be determined by the President, will regulate matters relating to gas transmission, storage, distribution, liquefaction and re-gasification activities. Although Sasol has negotiated a ten calendar year regulatory dispensation with the South African government covering the supply of Mozambican natural gas to the South African market, we cannot assure you that the enactment of the new Gas Act and the appointment of a new National Energy Regulator (appointed in terms of the National Energy Regulator Act which was signed by the president in March, 2005) will not have a material adverse impact on our business, operating results, cash flows and financial condition. See “Item 4.B—Business Overview—Sasol Gas” and “—Regulation of Gas-Related Activities in South Africa”.

The South African government issued guidelines relating to new fuel specifications, portions of which are intended to come into effect in January 2006 and other times in the calendar years up to 2010. These specifications relate to the phasing out of lead from the petroleum products we manufacture, a reduction in the sulfur content in certain of these products and a new national octane structure. There is uncertainty as to what additives we will be allowed to use in the manufacture of these petroleum products. To meet these new specifications we are making significant capital investments at our manufacturing sites to modify our current petroleum production processes. It is as yet uncertain what the market demand will be for the various new products. Should the demand for particular products outstrip our ability to manufacture them as a result of a delay in completing modifications to our plants and/or anticipated demand projections being exceeded this could have a material adverse effect on our business, operating results, cash flows and financial condition.

We may not be successful in attracting and retaining sufficient skilled employees.

We are highly dependent on the continuous development and successful application of new technologies. In order to achieve this, we need to maintain a focus on recruiting and retaining qualified scientists and engineers. In the past, we have been successful in recruiting such personnel. We have also established certain research and development facilities overseas. However, demand for personnel with the range of capabilities and experience required in our industry is high and success in attracting and retaining such employees is not guaranteed. The risk exists that our scientific and engineering skills base may be depleted over time because of, for example, natural attrition and a shortage of people being available in these disciplines. Failure to attract and retain people with the right capabilities and experience could negatively affect our ability to introduce and maintain the appropriate technological improvements to our business and our ability to successfully construct and commission new plants. This may have a material adverse effect on our business, operating results, cash flows and financial condition.

Intellectual property risks may adversely affect our products or processes and our competitive advantage.

Our various products and processes, including most notably, our chemical, CTL and GTL products and processes have unique characteristics and structures and, as a result, are subject to patent protection, the extent of which varies from country to country. The expiry of a patent results in increased competition in the market for the previously patented products and processes. In addition, aggressive patenting by our competition may result in an increased patent infringement risk.

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

A significant part of our chemical production facilities is located in developed countries, including the United States and Europe. Economic and political conditions in these countries result in relatively high labor costs and, in some regions, inflexible labor markets, compared to others. Increasing competition from regions with lower production costs, for example the Middle East and China, exercises pressure on the competitiveness of our chemical products and, therefore, on our profit margins and may result in withdrawal of particular products or closure of facilities. We cannot assure you that increasing competition by products originating from countries with low production costs will not result in withdrawal of our products or closure of our facilities, which may have a material adverse effect on our business, operating results, cash flows and financial condition.

Changes in consumer and safety, health and environmental regulations and legislation and public opinion may adversely affect our business, operating results, cash flows and financial condition.

Our products are required to comply with legislation relating to the protection of the environment, health and safety and/or the end consumer, as well as customer needs. As these regulations may grow stricter, we may be required in some cases to incur additional expenditure in providing additional test data in order to register our products or to adjust the manufacturing processes for certain of our products, including liquid fuels and chemicals, or even withdraw some of them, in order to be in a position to comply with market needs or more stringent regulatory requirements. For example, compliance with the registration, evaluation and authorization of chemicals (“REACH”) procedure proposed by the European Commission (“EC”) may have significant cost implications as we may be required, among other things, to provide risk assessments and apply for registration of our products. Similarly, public opinion is growing more sensitive to consumer health and safety and environmental protection matters, and, as a result, markets may apply pressure on us concerning certain of our products. Should we be required to comply with REACH requirements we may incur significant additional costs. We may be required to withdraw from the market certain products which we consider uneconomical given these additional costs of compliance or otherwise due to public opinion considerations. These factors may have a material adverse effect on our business, operating results, cash flows and financial condition.

Our exploration, mining and production operations are required to conform with legislation relating to the protection of the environment, health and safety of the workforce and/or neighboring communities. As these regulations may grow stricter, we may be required in some cases to incur additional expenditure in order to provide additional protection or to adjust specifications or manufacturing processes or transport and distribution arrangements for certain of our operations or products. Should we make changes or incur such costs this may have a material adverse effect on our business, operating results, cash flows and financial condition. More specifically:

•       The National Environmental Management: Air Quality Act was published on 24 February 2005 and certain portions of it came into effect on 9 September 2005. This will enable the Department of Environmental Affairs and Tourism to set ambient air quality and emission standards, declare Priority Areas for the purpose of implementation of Air Quality Management Plans, and prepare for the review of atmospheric emission licenses. More stringent air quality standards may have significant cost implications for us; and

•       The nature of some of our processes, like the gasification of coal to produce synthetic fuels and petrochemicals, result in relatively high emission of carbon dioxide, a greenhouse gas. Although certain countries in which we operate are exempt from greenhouse gas reduction targets set in terms of the Kyoto Protocol, it is uncertain how any future developments in carbon dioxide restrictions will affect our group.

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

The terrorist attacks in the United States on 11 September 2001 and subsequent attacks in various parts of the world demonstrated the increased risk posed by the threat of terrorism. Our facilities, located mainly in South Africa, the United States and various European countries, as well as in various African countries, the Middle East and South-east Asia, are subject to the risk of experiencing deliberate acts of terror.

Industry-related accidents and acts of terror may result in damages to our facilities and may require shutdown of the affected facilities, thereby disrupting production and increasing production costs. Furthermore, acts of terror, accidents or our historical operations may cause, or may have caused, environmental contamination, personal injuries, health impairment or fatalities and may result in exposure to extensive environmental remediation costs, civil litigation, the imposition of fines and penalties and the need to obtain costly pollution control technology.

We obtain insurance cover over our assets and against business interruption. We also obtain insurance to limit certain of our exposures. In some cases we also have indemnity agreements with the previous owners of acquired businesses which limit certain of our exposures to environmental contamination. As a result of the terrorist attacks on 11 September 2001 and more recently hurricanes Katrina and Rita, our insurance costs have increased significantly. We are implementing a number of programs, including on-the-job safety training, in order to increase safety, and we closely monitor our safety, health and environmental procedures. However, there can be no assurance that accidents or acts of terror will not occur in the future, that insurance will adequately cover the entire scope or extent of our losses or that we may not be found directly liable in connection with claims arising from these events.

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

Failure to comply timely with applicable safety, health and environmental laws, regulations or permit requirements may result in fines or penalties or enforcement actions, including regulatory or judicial orders enjoining or curtailing operations or requiring corrective measures, installation of pollution control equipment or other remedial actions, any of which could entail significant expenditures.

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

Whilst it is our policy that asbestos-containing materials will be phased out as part of our routine maintenance program there are currently certain asbestos-containing materials at our facilities. In addition, we produce carcinogenic materials at some of our facilities. We cannot assure you that no liabilities may arise as a result of the use or exposure to these materials.

In addition to undertaking internal investigations we are also subject to review from time to time by Government authorities on our compliance with, inter alia, tax and customs and excise duty and anti-trust laws and regulations impacting our operations. Our product pricing structures are also reviewed from time to time by regulatory authorities. Whilst it is our policy to conduct our operations in accordance with applicable laws and regulations and we have established control systems to monitor such compliance, no assurance can be given that these control systems will not fail or that some of our product pricing structures will not change in the future. Failure to interpret correctly and comply with such laws and regulations and/or changes to our product pricing and cost structures may have a material adverse impact on our business, operating results, cash flows and financial condition.

Our coal, crude oil and natural gas reserve estimates may be materially different from reserves that we may actually recover.

Our reported coal reserves are estimated quantities that under present and anticipated conditions have the potential to be economically mined and processed. Our proved developed and undeveloped crude oil and natural gas reserves are estimates based on applicable reporting regulations. There are numerous uncertainties inherent in estimating quantities of reserves and in projecting potential future rates of coal, oil and natural gas production, including many factors beyond our control. In addition, reserve/reservoir engineering is a subjective process of estimating underground deposits of reserves that cannot be measured in an exact manner and the accuracy of any reserve estimate is a function of the quality of available data and engineering and geological interpretation and judgment. Estimates of different engineers may vary and results of our mining/drilling and production subsequent to the date of an estimate may justify revision of estimates. Reserve estimates may require revision based on actual production experience and other factors. In addition, several factors including the market price of coal, oil and natural gas, reduced recovery rates or increased production costs due to inflation or other factors may render certain of our estimated proven and probable coal reserves and proved developed and undeveloped oil and natural gas reserves uneconomical to exploit and may ultimately result in a restatement of reserves. This may have a material adverse effect on our business, operating results, cash flows and financial condition. See “Item 4.D—Property, Plants and Equipment”.

There is a possible risk that sanctions may be imposed by the US Government as a result of our Iran-related activities.

There are possible risks posed by the potential imposition of US economic sanctions in connection with activities we are undertaking in the polymers field and considering in respect of a GTL opportunity in Iran. For a description of our activities in Iran see “Item 4.B—Business Overview—Sasol Polymers” and “—Sasol Synfuels International”. The risks relate to two sanctions programs administered by the US Government that we have considered: the Iranian Transactions Regulations (“ITR”) administered by the US Treasury Department Office of Foreign Assets Control (“OFAC”) and the Iran and Libya Sanctions Act (“ILSA”) administered by the US Department of State.

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

•       ensure that no funds of US investors will be utilized in the projects by using separate bank accounts for any funds directed to, or to be received from, these projects and monitoring the flow of funds to and from these projects; and

•       separate the results of these businesses into separate legal entities.

By undertaking the aforementioned steps, we believe that any risks posed by the ITR to US persons and entities affiliated with the group will be mitigated. Nevertheless, we cannot predict OFAC’s enforcement policy in this regard and it is possible that OFAC may take a different view of the measures described above. In such event, US persons or affiliates associated with the group may be subject to a range of civil and criminal penalties.

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

The exercise of voting rights by holders of American Depositary Receipts is limited in some circumstances.

Holders of American Depositary Receipts (“ADRs”) may exercise voting rights with respect to the ordinary shares underlying their American Depositary Shares (“ADSs”) only in accordance with the provisions of our deposit agreement with The Bank of New York, as the depositary. For example, ADR holders will not receive notice of a meeting directly from us. Rather, we will provide notice of a shareholders meeting to The Bank of New York in accordance with the deposit agreement. The Bank of New York has undertaken in turn, as soon as practicable after receipt of our notice, to mail to holders of ADRs voting materials. These voting materials include the information on the matters to be voted on contained in our notice of the shareholders meeting and a statement that the holders of ADRs on a specified date will be entitled, subject to any applicable provision of the laws of South Africa and our Articles of Association, to instruct The Bank of New York as to the exercise of the voting rights, pertaining to the shares underlying their respective ADSs on a specified date. In addition, holders of our ADRs will be required to instruct The Bank of New York how to exercise these voting rights.

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

Sales of a large amount of  Sasol’s ordinary shares and ADSs could adversely affect the prevailing market price of the securities.

Historically, trading volumes and liquidity of shares listed on the JSE have been low in comparison with other major markets. The ability of a holder to sell a substantial number of Sasol’s ordinary shares on the JSE in a timely manner, especially in a large block trade, may be restricted by this limited liquidity. Sales of ordinary shares or ADSs, if substantial, or the perception that these sales may occur and be substantial, could exert downward pressure on the prevailing market prices for the Sasol ordinary shares or ADSs, causing their market prices to decline.

ITEM 4.                INFORMATION ON THE COMPANY

4.A   History and Development of the Company

Sasol Limited, the ultimate holding company of our group, is a public company. It was incorporated under the laws of the Republic of South Africa in 1979 and has been listed on the JSE since October 1979. Our registered office and corporate headquarters are at 1 Sturdee Avenue, Rosebank, 2196, South Africa, and our telephone number is +27 11 441 3111. Our agent for service of process in the United States is Puglisi and Associates, 850 Library Avenue, Suite 204, P.O. Box 885, Newark, Delaware 19715.

In 1947, the South African Parliament enacted legislation detailing the establishment of an oil-from-coal industry in South Africa. This followed 20 years after the publication of a White Paper by Parliament, aiming to protect the country’s balance of payments against increasing crude oil imports in view of the lack of domestic crude oil reserves. As a result of this initiative, the South African government in 1950, through the Industrial Development Corporation of South Africa Limited, a state-owned entity, formed our predecessor company known as the South African Coal, Oil and Gas Corporation Limited to manufacture fuels and chemicals from indigenous raw materials.

Construction work on our synthetic fuels plant at Sasolburg, in the Free State province, about 80 kilometers (“km”) south of Johannesburg, commenced in 1952, and in 1955, the original Sasol One production units were commissioned. We supplied our first gasoline and diesel to motorists at Sasolburg in November 1955. The operation of this plant was based on a combination of the German fixed-bed and the US fluidized-bed Fischer-Tropsch technologies, together with German Lurgi coal gasification technologies for the synthetic production of gasoline, diesel, other liquid fuels and chemical feedstock from coal.

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

In December 1967, Natref was incorporated as a joint venture company and, at the same time, construction of the oil refinery commenced at Sasolburg. The refinery was commissioned in February 1971. Currently, we, as the major shareholder, and Total South Africa (Pty) Limited (“Total”), a subsidiary of Total S.A. of France hold 63.64% and 36.36%, respectively, in Natref.

The increased oil prices of the early seventies presented us with an opportunity to increase our synfuels production capacity and assist in reducing South Africa’s dependence on imported crude oil. We commenced the construction of Sasol Two in Secunda, 145 km southeast of Johannesburg in the Mpumalanga province, in 1976, and in March 1980, this plant produced its first synthetic fuel. During the final construction phases of Sasol Two in 1979, work commenced on the construction of our third synfuels and chemicals plant, Sasol Three, which was completed in 1982. The virtually identical operations of Sasol Two and Sasol Three were merged in 1993 to form Sasol Synthetic Fuels, now Sasol Synfuels.

Towards the time of the completion of the Sasol Three project, all our technical and research and development services were consolidated into a new company, Sasol Technology. Since then, Sasol Technology has been an important area of our activities, responsible for research and development, technology development and commercialization, project management and specialist engineering skills.

In October 1979, Sasol Limited was listed on the JSE, and 70% of its share capital was privatized. Subsequently, the interest in our share capital held by the South African government through the Industrial Development Corporation of South Africa Limited was further reduced to its current 7.9%. In 1982, our ADRs were quoted on the NASDAQ National Market through an unsponsored ADR program, which was later converted to a sponsored ADR program in 1994. With effect from 9 April 2003 we transferred our listing to the New York Stock Exchange from NASDAQ.

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

Polifin was established in Johannesburg in January 1994, as a joint venture with AECI Limited (“AECI”), a South African listed chemicals and explosives company. The joint venture manufactured and marketed monomers and polymers. In 1996, Polifin was listed on the JSE. In 1999, pursuant to a takeover offer, we acquired Polifin’s remaining share capital from AECI and the public, and delisted Polifin. Following this, Polifin became part of our chemicals portfolio and was renamed Sasol Polymers.

In mid 1994 Sasol Fibres, our 50:50 partnership with the Industrial Development Corporation of South Africa Limited commissioned an acrylic fibers manufacturing plant at Durban in the KwaZulu-Natal province. A strategic decision was taken to wind down and close the Sasol Fibres partnership in year 2002 because it was underperforming and unlikely to meet our targeted rates of return in the long-term.

In June 1994, the first alpha olefins plant at Secunda was commissioned to produce 1-hexene and 1-pentene for the international copolymers market. This was followed in November 1994 by the opening of the African Amines alkylamines plant at Newcastle in KwaZulu-Natal province in a 50:50 joint venture with Sentrachem Limited (“Sentrachem”). Dow Chemical Company became our joint venture partner in African Amines in 1997 following its acquisition of Sentrachem. Air Products became our joint venture partner in 2002 following Dow Chemical Company’s disposal of its interest in African Amines.

In 1995, we founded Sasol Petroleum International (“SPI”) to undertake oil and gas exploration and production in selected high potential areas in West and Southern Africa. SPI is active in South Africa, Gabon, Equatorial Guinea, Nigeria and, most notably, in Mozambique.

The Schümann Sasol International wax manufacturing and marketing venture was established in 1995 after a merger of Sasol Waxes and the Hamburg-based Schümann wax operations. It produces paraffin and Fischer-Tropsch waxes with operations in various countries. Effective 1 July 2002, we acquired from Vara Holdings GmbH and Co KG the outstanding one-third of the share capital of Schümann Sasol, for approximately 51.1 million euro (approximately R521 million at actual rates), and this subsidiary, now 100% owned, has been renamed Sasol Wax.

Merisol, formerly known as Merichem-Sasol, was formed in October 1997 as a 50:50 joint venture with Merichem Company of Houston. Merisol produces and supplies natural phenolics and cresylics.

By early 1999, Sasol Synfuels, our synfuels segment, had commissioned the last of its eight new-generation Sasol Advanced Synthol (“SAS”) reactors at Secunda, and a ninth reactor was commissioned in 2001. The 1-octene plant, also at Secunda, was commissioned in April 1999 by Sasol Alpha Olefins and commenced supply to the Dow Chemical Company polyethylene plants in May 1999.

In recent years, we have been exploring opportunities through Sasol Synfuels International (“SSI”) to exploit the Sasol Slurry Phase Distillate (“Sasol SPD™”) process technology for the production of high-quality, environment-friendly diesel and other higher-value hydrocarbons from natural gas. In October 2000, we signed agreements with Chevron for the creation of Sasol Chevron, a 50:50 global joint venture founded on GTL technology.

Sasol and Chevron are currently involved in the development of a GTL project in collaboration with the Nigerian National Petroleum Corporation (“NNPC”) at existing oil and gas facilities at Escravos in Nigeria. In April 2005, the engineering, procurement and construction contract for this project was awarded to Team JKS, a consortium of the Japan Gasoline Corporation, Kellogg, Brown and Root (“KBR”), a subsidiary of Halliburton and Italy’s Snamprogetti. We are currently evaluating other GTL ventures in Australia, Latin America, North America, the Middle East, South-east Asia and Africa.

Since May 2000 the group has undertaken share repurchases, which may be made at times and at prices deemed appropriate by management and consistent with the authorization of the shareholders. No repurchases were made during the year ended 30 June 2005. At 30 June 2005, a total of  60,111,447 shares (2004 : 60,111,447), representing 8.9% of the issued share capital of the company, had been repurchased since 9 May 2000 at an average price of R60.67 per share.

In July 2001, we signed a joint venture agreement with Qatar Petroleum (Qatar Petroleum 51% and Sasol 49%) to establish Oryx GTL. The joint venture is constructing, on behalf of both venture partners, a US$952 million, excluding finance charges, (R7.8 billion, converted at forward covered rates) GTL plant based at Ras Laffan Industrial City to produce high quality synfuels from Qatar’s natural gas resources. The plant is scheduled to commence operations during the first half of 2006 calendar year.

In 2000 and 2001, we signed agreements with the government of Mozambique for the development of natural gas fields and the construction of a gas pipeline transporting gas to the South African market. The construction of this pipeline was completed in 2004. We introduced natural gas to the South African pipeline gas market as of 2004 and use natural gas as part of our feedstock for our chemicals and synfuels operations in both Secunda and Sasolburg.

Effective 1 March 2001, we acquired Condea, the whole of RWE-DEA’s chemical business which we renamed Sasol Chemie, for approximately 1.3 billion euro (approximately R8.3 billion at actual rates). This was our largest and most significant acquisition to date, in line with our strategy of achieving international growth in the alpha olefins, surfactants and solvents businesses. Sasol announced in August 2005 that it is considering the disposal of its Olefins and Surfactants business excluding its co-monomers activities in South Africa. In 2003, Sasol determined that it would continue to grow its chemical businesses conditional upon projects leveraging its technology or securing integrated and highly cost-competitive feedstock positions. Sasol announced in August 2005 that it is considering the divestment from its Olefins and Surfactants business including its Safol plant but excluding its comonomers activities in South Africa. The Olefins and Surfactants business is only partially integrated upstream into feedstock and has not adequately provided the integration benefits which Sasol requires. Deutsche Bank has been appointed to assist Sasol in procuring offers, assessing the feasibility and attractiveness thereof and executing any potential transaction.

In 2004 we commenced with Project Turbo our fuel enhancement investment, which will liberate further chemical feedstock and enable concomitant investments by Sasol Polymers to expand its South African polymer production capacity by more than 80%.

Effective 1 January 2004, Sasol Oil, now comprising all of Sasol Liquid Fuels Business (“Sasol LFB”), entered the South African retail fuel market with the establishment of its first Sasol-branded retail convenience center (service station). Sasol Oil also completed the acquisition and integration of Exel Petroleum in a major step towards forming Sasol LFB. We now have 345 Sasol- and Exel- branded retail convenience centers.

On November 2004, Sasol and Petronas finalized an agreement to combine their respective interests in Sasol LFB and Engen to form a joint venture to be called Uhambo Oil Limited (“Uhambo Oil”). The South African Competition Commission granted conditional approval to the proposed joint venture in May 2005, with hearings by the Competition Tribunal commenced in October 2005. Sasol announced on

22 September 2005 that Tshwarisano, its Broad-based Black Economic Empowerment partner, would acquire a 12.5% interest in Uhambo Oil for an amount of R1.45 billion. As noted above the Uhambo Oil transaction is subject to Competition Tribunal approval.

As of 30 September 2005, we were the largest listed domiciled South African company by market capitalization (R166.7 billion), with total consolidated turnover in terms of IFRS of approximately R69.2 billion in 2005. We employ approximately 30,000 people.

Capital Expenditure

In 2005 we invested approximately R12 billion (2004 : R11 billion and 2003 : R10 billion) in capital expenditure (on a cash flow basis excluding capitalized interest and including projects and investments incurred by our equity accounted investees) to enhance our existing facilities and to expand operations. Key capital expenditure incurred on projects to expand our operations includes:

Projects and Investments	Business Categories	30 June 2005	30 June 2004	30 June 2003
		(Rand in millions)
Project Turbo(1)	Sasol Polymers	3,321	936	185
Oryx GTL (Nigeria)	Sasol Synfuels International	847	1,113	559
Escravos GTL (Qatar)	Sasol Synfuels International	868	122	59
Arya Sasol Polymer (Iran)	Sasol Polymers	823	295	206
Sasol LFB distribution network	Sasol LFB	294	114	—
2nd and 3rd Octene trains	Sasol Olefins and Surfactants	288	519	—
Mozambique Natural Gas	Sasol Gas and Sasol Petroleum International	239	1,811	3,164
Clean Fuels Project	Sasol LFB	215	—	—
Tar Naphta Phenolic Extraction	Other	105	—	—
Acrylic acid and acrylates	Sasol Solvents	—	740	892
15th Oxygen train	Sasol Synfuels	—	104	319
n-Butanol	Sasol Solvents	—	—	349
Other smaller projects	Various	350	1,771	1,603

The amounts include business development costs and our group’s share of capital expenditure of equity accounted investees. The amounts exclude borrowing costs capitalized. These amounts were approved by our Board and are stated on a management reporting basis. We hedge all our major capital expenditure in foreign currency immediately upon commitment of expenditure or upon approval of the project.

(1)    During the current year, increases in the capital costs as well as an overrun on the project schedule have resulted in the estimated costs of completion of Project Turbo (Synfuels and Polymers) increasing from R12 billion to R13 billion and a resultant decrease in the expected return on this project.

Key projects to address environmental matters and enhance existing assets during the 2005 year include:

Projects and Investments	Business Categories	30 June 2005
		(Rand in millions)
Mining renewal	Sasol Mining	466
Project Turbo(1)	Sasol Synfuels	2,520
Waste recycling facility	Sasol Synfuels	263
Reconstruction of the ethylene plant (Unit 24) and the revamp of the furnaces	Sasol Polymers	185
Other (individually less than R100 million)	Various	1,728

The amounts include business development costs and our group’s share of capital expenditure of equity accounted investees. The amounts exclude borrowing costs capitalized. These amounts were approved by our Board and are stated on a management reporting basis. We hedge all our major capital expenditure in foreign currency immediately upon commitment of expenditure or upon approval of the project.

(1)    During the current year, increases in the capital costs as well as an overrun on the project schedule have resulted in the estimated costs of completion of Project Turbo (Synfuels and Polymers) increasing from R12 billion to R13 billion and a resultant decrease in the expected return on this project.

In addition, we invested approximately R112 million in intangible assets (including investments made by equity accounted investees), mainly in respect of exploration expenditure, software and patents and trademarks during the year. For a discussion of the method of financing for our capital expenditures, see “Item 5.B—Liquidity and Capital Resources—Liquidity”.

Capital Commitments

As at 30 June 2005, we had authorized approximately R34 billion of group capital expenditure, of which we had spent R15 billion at 30 June 2005. Of the unspent capital commitments of R19 billion, R11 billion has been contracted for. Of the unspent capital commitments of R19 billion, we expect to spend R15 billion in 2006, R3 billion in 2007 and the remainder in 2008 and thereafter. For more information regarding our capital commitments see “Item 5.B—Liquidity and Capital Resources” and
“Item 5.F—Capital and Contractual Commitments”.

We expect to spend approximately R9 billion of our R19 billion unspent capital commitments in projects in South Africa, R6 billion in other African countries and the R4 billion in the Middle East and the remainder on projects in other regions.

The following table reflects key projects approved and contracted which were not completed at 30 June 2005:

Project	Business Categories	Total Project Cost		Scheduled Operation Date
(rand in millions)
Syferfontein Kriel South Phase(2)	Sasol Mining	R299		October 2005
Mooikraal underground coal mine	Sasol Mining	R229		November 2005
Project Turbo—unleaded fuel	Sasol Synfuels	R5,722		March 2006
Waste recycling facility	Sasol Synfuels	R520		October 2005
Project Landlord	Sasol Synfuels	R429		December 2005
Black product site remediation	Sasol Synfuels	R150		February 2015
Natref clean fuels project	Sasol LFB	R520		October 2005
Escravos GTL (Nigeria)	Sasol Synfuels International	R6,000	(1)	March 2009
Oryx GTL (Qatar)	Sasol Synfuels International	R2,959	(2)	May 2006
3rd Octene train	Sasol Olefins and Surfactants	R2,055	(3)	June 2007
Project Turbo—polymers projects—low-density polyethylene and polypropylene	Sasol Polymers	R7,618		March 2006 and August 2006
Arya Sasol Polymer (Iran)	Sasol Polymers	R3,277	(4)	May 2006

The amounts include business development costs and our group’s share of capital expenditure of equity accounted investees.

(1)    The contract has been concluded in US dollars for a total of US$945 million and has been translated at rate of R6.35 per US$1.00 solely for the reader’s convenience.

(2)    The contract has been concluded in US dollars for a total of US$466 million and has been translated at rate of R6.35 per US$1.00 solely for the reader’s convenience.

(3)    At the meeting held on 9 September 2005 the Board approved the revised project cost of R2,055 million, increased from R1,265 million, subject to the renegotiations for the selling price of the product which were successful.

(4)    Sasol Polymers’ share of the estimated cost to establish the Arya Sasol Polymer production facilities in US dollars is US$516 million and has been translated at rate of R6.35 per US$1.00 solely for the reader’s convenience.

4.B   Business Overview

Sasol is an integrated oil and gas company with substantial chemical interests. In South Africa, we support these operations by mining coal and converting it into synthetic fuels and chemicals through proprietary Fischer-Tropsch technology. We also have chemical manufacturing and marketing operations in Europe, Asia and the Americas. Our larger chemical portfolios include polymers, solvents, surfactants and their intermediates, waxes, phenolics and nitrogenous products.

The group explores for, and produces, crude oil offshore of Gabon, refines crude oil into liquid fuels in South Africa and retails liquid fuels and lubricants through a growing network of retail service centers. During the first quarter of 2004, we started extracting Mozambican natural gas, some of which we have been using as feedstock for fuel and chemical production in South Africa since mid 2004.

We are also developing in Qatar and Nigeria two joint-venture GTL plants based on our proprietary Sasol SPD™ process.

The financial information presented to our Group Executive Committee (“GEC”), including the financial information in the reportable segments, is presented based on IFRS. Since the IFRS financial information is the basis for segmental financial decisions, resource allocation and performance assessment, it forms the accounting basis for segmental reporting that is disclosed to the investing public. The IFRS segmental reporting information is reconciled to the amounts reported in our group consolidated financial statements, prepared in accordance with US GAAP, for all years presented.

We divide our operations into the following segments (turnover percentages and amounts in terms of IFRS):

•       Sasol Mining.   Our mining operations in South Africa, which accounted for 2% of our total external segmental turnover in 2005, supply coal mainly to our synfuels and chemicals plants. We also export coal to international customers.

•       Sasol Synfuels.   We operate the world’s only large commercial-scale coal-based synfuels manufacturing operation, which accounted for 1% of our total external segmental turnover in 2005. We manufacture syngas from natural gas, low-grade coal and use our technology to convert syngas into a range of products, including synfuels, chemical feedstock and industrial pipeline gas.

•       Sasol Liquid Fuels Business.   We operate South Africa’s only inland crude oil refinery. We market liquid and gaseous fuels and lubricants. Liquid fuels include gasoline, diesel, jet fuel, fuel alcohol, illuminating paraffin and fuel oils. Gaseous fuels include liquefied petroleum gas. This segment accounted for 34% of our total external segmental turnover in 2005.

•       Sasol Gas.   We source natural gas obtained from fields operated by fellow subsidiaries in Mozambique and methane rich gas from our operations at Secunda. We supply these to Synfuels in Secunda and Infrachem in Sasolburg as well as pipeline gas to the South African market. For the next few years we will also continue to supply synthetic pipeline gas to customers in the South African market. We completed the construction of a pipeline to transport and supply natural gas from Mozambique to the South African market during 2004. This segment accounted for 2% of our total external segmental turnover in 2005.

•       Sasol Synfuels International.   We are involved in the development of GTL fuels and production of other chemical products from GTL derived feedstock. We are currently involved in the establishment of two GTL production facilities in Qatar and Nigeria and are conducting feasibility studies at various other locations around the world. Potential CTL opportunities in China, United States and other coal-rich countries are being considered. These activities did not contribute to our total external segmental turnover in 2005.

•       Sasol Olefins and Surfactants.   We manufacture a wide range of surfactants, surfactant intermediates (including alcohols and alkylates), monomers and inorganic specialty chemicals derived mostly from petrochemical feedstock (crude oil, natural gas and coal). We market these products in the global chemical markets. This segment accounted for 26% of our total external segmental turnover in 2005.

•       Sasol Polymers.   We focus on the production and marketing of ethylene and propylene monomers, polypropylene, polyethylene and polyvinyl chloride polymers and other chemical products through our respective businesses with operations located in South Africa, Malaysia and China. This segment accounted for 10% of our total external segmental turnover in 2005.

•       Sasol Solvents.   We manufacture and market a range of oxygenated solvents derived mostly from coal and chemical feedstock, in the global chemicals markets. This segment accounted for 12% of our total external segmental turnover in 2005.

•       Other.   We are involved in a number of other activities in the energy and chemicals industries, both in South Africa and abroad, which, among others, include international petroleum and gas exploration and production, production of other chemical products, production of wax and explosive products as well as technology research and development, and our financing activities. These activities accounted for 13% of our total external segmental turnover in 2005.

The following tables present our total external turnover after the elimination of inter-segment turnover by business operation and geographic market (under IFRS, except where otherwise indicated):

2005	Sasol Mining	Sasol Synfuels	Sasol LFB	Sasol Gas	Sasol Synfuels International	Sasol Olefins and Surfactants	Sasol Polymers	Sasol Solvents	Other	Total
	(Rand in millions)
South Africa	42	642	22,902	1,408	—	180	5,651	1,206	3,364	35,395
Rest of Africa	—	6	620	—	—	115	752	151	909	2,553
Europe	1,429	107	3	—	—	9,152	86	3,528	2,840	17,145
Middle East and India	—	16	—	—	—	313	28	803	173	1,333
Far East	—	—	—	—	—	1,027	358	1,006	116	2,507
North America	—	20	—	—	—	6,647	—	639	843	8,149
South America	—	11	—	—	—	462	7	144	136	760
South East Asia and Australasia	—	18	—	—	—	144	317	586	332	1,397
Total segment	1,471	820	23,525	1,408	—	18,040	7,199	8,063	8,713	69,239
Adjustments to US GAAP
Equity accounting and reversal of proportionate consolidation(2)										(1,812)
Turnover per consolidated income statement under US GAAP(1)										67,427

2004	Sasol Mining	Sasol Synfuels	Sasol LFB	Sasol Gas	Sasol Synfuls International	Sasol Olefins and Surfactants	Sasol Polymers	Sasol Solvents	Other	Total
	(Rand in millions)
South Africa	45	1,077	17,237	1,389	—	142	5,063	799	3,202	28,954
Rest of Africa	6	26	1,305	—	7	133	815	95	675	3,062
Europe	1,032	153	—	—	—	9,304	26	2,543	2,574	15,632
Middle East and India	—	21	—	—	—	431	48	731	216	1,447
Far East	—	6	—	—	—	911	178	843	124	2,062
North America	—	21	—	—	—	5,618	—	518	903	7,060
South America	—	7	—	—	—	457	14	113	132	723
South East Asia and Australasia	—	18	12	—	—	137	432	314	298	1,211
Total segment	1,083	1,329	18,554	1,389	7	17,133	6,576	5,956	8,124	60,151
Adjustments to US GAAP
Equity accounting and reversal of proportionate consolidation(2)										(1,609)
Entities previously not consolidated(3)										266
Turnover per consolidated income statement under US GAAP(1)										58,808

2003	Sasol Mining	Sasol Synfuels	Sasol LFB	Sasol Gas	Sasol Synfuels International	Sasol Olefins and Surfactants	Sasol Polymers	Sasol Solvents	Other	Total
	(Rand in millions)
South Africa	3	1,122	18,857	1,480	—	161	5,162	881	3,470	31,136
Rest of Africa	—	43	409	—	7	37	694	106	663	1,959
Europe	998	45	117	—	—	10,534	6	2,614	2,835	17,149
Middle East and India	—	—	14	—	—	1,005	1	692	364	2,076
Far East	—	—	18	—	—	573	176	721	146	1,634
North America	12	—	18	—	—	6,688	—	515	1,576	8,809
South America	—	—	4	—	—	373	3	87	230	697
South East Asia and Australasia	—	—	23	—	—	172	203	334	363	1,095
Total segment	1,013	1,210	19,460	1,480	7	19,543	6,245	5,950	9,647	64,555
Adjustments to US GAAP
Equity accounting and reversal of proportionate consolidation(2)										(1,539)
Entities previously not consolidated(3)										650
Other										103
Turnover per consolidated income statement under US GAAP(1)										63,769

(1)     For more information on the reconciliation of segmental turnover to the corresponding amounts prepared under US GAAP, see “Item 5.A—Operating Results—Reconciliation of segmental results to US GAAP” and Note 3 of “Item 18—Financial Statements”.

(2)     For the years ended 30 June 2005, 30 June 2004 and 30 June 2003, proportionate consolidation is applied with respect to incorporated joint ventures for management reporting purposes. Under US GAAP, the equity method of accounting is applied.

(3)     Relates to Naledi Petroleum Holdings (Pty) Limited (included in the Sasol LFB segment) which is equity accounted for management reporting purposes until 31 December 2003 and consolidated as a subsidiary with effect from 1 January 2004. However, it is consolidated as a subsidiary, for all reporting years, under US GAAP.

Our Strategy

Sasol is active in the oil, gas and chemical sectors, primarily in integrated petroleum and chemical centres of activity in Southern Africa and other countries where it can obtain competitive feedstock advantages. Our core business is adding value to low-cost coal, oil and gas feedstock through our unique Fischer-Tropsch synthesis and other propriety technologies for the production of fuel, fuel components and chemical feedstock.

We are committed to grow our shareholders’ value through the following primary growth drivers:

•       grow a global GTL and CTL business;

•       grow an integrated chemicals portfolio; and

•       exploit integrated upstream hydrocarbon opportunities.

Grow a global GTL and CTL business—Sasol has made further progress towards the drive to commercialize its GTL technology based on the Sasol SPD™ process in natural gas-rich regions. The Sasol SPD™ process would allow us to monetize underutilized gas resources by converting them into ultra-low sulfur, high-performing diesel in line with global trends towards cleaner fuel and reduced emissions to the environment.

•       SSI and Qatar Petroleum are advancing their 49:51 joint venture in respect of the Oryx GTL plant in Ras Laffan, Qatar. Construction largely remains on schedule and the plant with its capacity of 34,000 barrels per day (“bpd”) is expected to be operational by the first of the 2006 calendar year.

•       Work on the Escravos GTL plant in Nigeria, a joint venture (called Escravos GTL) between NNPC and Chevron Nigeria Limited (“CNL”) is also progressing according to plan. After intensive evaluation, NNPC and CNLdecided to award the engineering, procurement and construction contract of the Escravos GTL plant to Team JKS. It is envisaged that the plant will be operational in 2009. With its capacity of 34,000 bpd, Escravos GTL will produce GTL diesel, GTL naphtha and liquefied petroleum gas.

Following our progress in Qatar and Nigeria, other potential GTL options are also under review. These options include a second GTL plant in Qatar and possible GTL investments in Algeria, Australia and Iran. In support of this, our team of Sasol researchers continue to advance our second-generation GTL technology, including our proprietary low-temperature Fischer-Tropsch Slurry Phase reactor and cobalt-based catalysts.

SSI is conducting a pre-feasibility study with a consortium of Chinese companies for the potential development of two CTL plants in the People’s Republic of China. China has been able to sustain high levels of economic growth for more than a decade, coupled with a growing demand for energy which outstrips the world average. With its vast coal reserves, China offers a potential opportunity for Sasol to commercialise our CTL technology. Potential CTL opportunities in the United States and other coal-rich regions may be considered.

Sasol researchers will continue to explore new opportunities to commercialize our competitive Fischer-Tropsch synthesis technology for the beneficiation of coal and other hydrocarbon resources, including environmental friendly biomass.

Grow an integrated chemicals portfolio—Sasol will focus on organically growing its chemicals portfolio either by:

•       leveraging new chemical growth opportunities from our Fischer-Tropsch processes; or

•       securing integrated positions with highly cost-competitive feedstock.

Sasol Polymers remains an outstanding performer in our chemicals portfolio by focussing on continued business optimisation and benefiting from a buoyant demand for polyethylene, polypropylene and polyvinyl chloride. As part of Project Turbo, this division is advancing the construction of two new polymer plants in South Africa to increase our polymer capacity by about 80%. We intend to bring the two plants into operation during 2006. Outside South Africa, our polymer business continues to gain momentum. In Iran, Sasol is investing US$462 million (our 50% share of the total capital project) in a new polymer plant which is designed to produce one million tons of ethylene to be converted into polyethylene, or exported as ethylene. This project is a 50:50 joint venture (called Arya Sasol Polymer Company) between Sasol and the National Petrochemical Company of Iran, and would comprise of one ethane cracker for producing polymer-grade ethylene and two polyethylene plants. The cracker start-up is currently targeted for May 2006, followed by the two polyethylene plants soon thereafter.

Sasol Solvents continues to benefit from its status as a diversified producer and marketer of industrial solvents. The Dia Acrylates joint venture with Mitsubishi Chemical Corporation of Japan at Sasolburg, continues to perform well, and is benefiting from a strong demand for acrylic acid and acrylates.

Sasol Olefins and Surfactants completed a R870 million project to develop and construct its second train for the recovery and production of additional volumes of 1-octene comonomer at Secunda. The majority of the additional 1-octene volume is being sold under a long-term sales agreement to one of the major polyethylene producers. Beneficial operation was achieved on schedule in November 2004. The second 1-octene train has enabled the monomers business unit to double its octene production to 96 kilo tons per annum. As for our operations outside South Africa, Sasol Olefins and Surfactants has managed to maintain high production levels, despite high feedstock prices and tight margins. Strong demand and good customer relationships have necessitated the restarting of our Porto Torres LAB plant in Italy. In addition, more than 50 million euro will be spent on an ethylene pipeline and related projects to increase the alcohol and alumina capacity of units in Brunsbüttel, Germany. Sasol announced in August 2005 that it is considering the disposal of its Olefins and Surfactants business excluding its co-monomers activities in South Africa subject to an acceptable price being obtained. In 2003, Sasol determined that it would continue to grow its chemical businesses conditional upon projects leveraging its technology or securing integrated and highly cost-competitive feedstock positions. The Olefins and Surfactants business is only partially integrated upstream into feedstock and has not adequately provided the integration benefits which Sasol requires.

Sasol Nitro remains on course for improved performance on previous years following an operational restructuring, streamlining and consolidation program which started in 2003. Our ammonia plant in Sasolburg achieved record production following the introduction of natural gas as a feedstock.

Exploit integrated upstream hydrocarbon opportunities—SPI has become a steady producer of natural gas in the Temane and Pande fields in Mozambique. Sasol will continue to explore for additional gas fields in and around these onshore fields as well as two offshore fields. Moreover, SPI remains a 27.75% partner in Gabon’s offshore Etame oilfield, where crude oil production is being sustained at about 19,000 bpd.

Sasol Gas continues to focus on growing the South African gas market following the successful introduction of natural gas from Mozambique in the first quarter of 2004. At 30 June 2005 Sasol held a 100% interest in Republic of Mozambique Pipeline Investments Company (Pty) Limited (“Rompco”), a company which operates and maintains the cross-border pipeline that conveys natural gas from the Temane central processing facility to the gas network at Secunda. On 1 July 2005, a 25% interest in Rompco was sold to iGas (Pty) Limited (owned by the South African Government) for R609 million realizing a profit of R189 million.

Sasol Synfuels remains very important in respect of our South African synthetic fuel and chemical operations, since the strength of our business in South Africa is our ability to efficiently back-integrate into cost-competitive hydrocarbon feedstock. The combination of factors such as rising oil prices, ongoing human development and productivity improvement will continue to strengthen our group results. Our multi billion rand Project Turbo is advancing, and although the entire project will only be ready for operation in March 2006, it will enable our liquid fuel business to comply with South Africa’s new fuel specifications set for January 2006.

Our Activities

Sasol Mining

Sasol Mining extracts and supplies coal mainly to our synfuels and chemical plants under terms and conditions which are determined on an arm’s length basis, while about 28% of its output is sold to external customers, primarily international. In 2005 its external turnover amounted to R1.5 billion, while its aggregate inter-segment and external turnover was R5.2 billion.

Sasol Mining has three South African operations:

•       Secunda Mining Complex, consisting of four underground mines (Bosjesspruit, Brandspruit, Middelbult and Syferfontein) at Secunda supplying coal to Sasol Synfuels, its primary customer. As mentioned later in this section, supply of coal has commenced in May 2005 to Eskom Holdings Limited (“Eskom”), South Africa’s state-owned power company.

•       Export Complex (situated in the Secunda Mining Complex), supplied by Twistdraai mine at Secunda, producing coal for the international market as well as a secondary product, supplied to Sasol Synfuels.

•       Sigma Mining Complex. In recent years, Sasol Mining has been supplying approximately 6 million tons (“Mt”) of coal a year to the Sasolburg petrochemical complex. From February 2005, following the introduction of natural gas as a feed stream to the Sasolburg operations, this complex’s annual coal demand has dropped to about 2 Mt. This coal is only needed to operate the steam and electricity plants. The development of the R229 million Sigma-Mooikraal mine near Sasolburg will supply coal to the utility plants in Sasolburg when it is brought into operation in November 2005.

During 2005 total production was 47.7 Mt of coal, compared to 52.4 Mt in the previous year. Saleable production volumes vary each year according to inter-segment demand and export capacity. For more information regarding our mining properties and operations and our mining reserves see “Item 4.D—Property, Plant and Equipment—Mining Properties and Operations”.

In 2005, total turnover to Sasol Synfuels, Sasol Infrachem and external customers in the international market was 46.5 Mt of coal, compared to 51.1 Mt in 2004. In particular, in 2005, Sasol Mining supplied 39.4 Mt to Sasol Synfuels at Secunda and 3.0 Mt to Sasol Infrachem at Sasolburg. In 2004, it supplied 40.2 Mt to Sasol Synfuels and 6.8 Mt to Sasol Infrachem.

Sasol Mining exports approximately 8% of the Secunda Mining Complex’s production. In 2005 external turnover, primarily exports, amounted to 4.1 Mt, compared to 4.1 Mt in 2004. While a buoyant market allowed US dollar export prices to increase by 62%, continued rand strength limited the increase in the rand export coal price to 47%. Marketing opportunities for coal in both the international and domestic utility market are being explored. It is the intention to increase our presence in the international market over the ensuing decade. This is currently constrained by our throughput entitlement at the Richards Bay Coal Terminal, South Africa’s predominant coal export outlet. The planned expansion of this terminal has been delayed and its timing is uncertain. However, once completed, this may provide the company with a further 0.5 Mtpa of export capacity.

The previously reported new methodology towards optimizing the layout and planning of the present and future mines is being used extensively and will result in more optimized mine layouts and planning.

Sasol Mining
Coal Production and Sales Data

	2005	2004	2003
	(Mt, unless otherwise stated)
Sigma Mine, including Wonderwater	2.6	6.2	5.9
Secunda Mines	45.1	46.2	45.4
Total production	47.7	52.4	51.3
Saleable production from all mines(1)	45.5	50.4	49.6
External coal purchases from other mines	—	—	0.4
Sales to Sasol Infrachem, Sasolburg	3.0	6.8	6.4
Sales to Sasol Synfuels, Secunda	39.4	40.2	39.4
Additional domestic markets sales	0.5	0.5	—
International sales	3.6	3.6	3.6
Total sales including exports	46.5	51.1	49.4
Production per shift of continuous miner (mining production machine) (tons)	1,606	1,707	1,644

(1)    Saleable production equals our total production minus discard and includes both product sold and movements in stockpiles.

Project 2010.   An analysis of the future challenges facing Sasol Mining and a review of our strategy culminated in the definition of Project 2010. This project commenced over a year ago and its objective is to ensure that Sasol Mining meets the challenges going forward. These challenges are encapsulated in six main strategic themes, namely:

•       Mining Charter compliance;

•       Safety, health and environmental (“SH&E”);

•       Continuous improvement;

•       Business and reserve optimization;

•       Product and market optimization and logistics; and

•       Winning with people.

Mining Charter compliance

Mining rights ownership.   In terms of the transitional arrangements of the Mineral and Petroleum Resources Development Act (Act No. 28 of 2002), the mining authorizations in terms of Section 9 of the repealed Minerals Act, remains in force for 5 calendar years from date of implementation of the Act. During this 5 calendar year period, applications will have to be submitted to the State for the conversion of the present mining authorizations to mining rights. These new rights are granted for a maximum period of 30 calendar years. All applications due to date have been submitted to the Department of Minerals & Energy, and we are awaiting approval in this regard. For a further discussion of the Mineral and Petroleum Resources Development Act see “3.D Risk Factors—New mining legislation may have an adverse effect on our mineral rights” and below “—Regulation of Mining Activities in South Africa—The Mineral and Petroleum Resources Development Act”.

Economic empowerment of historically disadvantaged South Africans.   The Mineral and Petroleum Resources Development Act, (with its adjuncts to the Mining Charter and scorecard) came into effect on 1 May 2004. The Act is aimed at fostering and encouraging black economic empowerment (“BEE”) and transformation within the mining industry at the tiers of ownership, management, skills development, employment equity, procurement and rural development. The Mining Charter provides for 15% of equity in South Africa’s mining assets to be owned by historically disadvantaged South Africans (“HDSA”) within 5 calendar years of the Act coming into effect, and 26% within 10 calendar years. For further discussion on the Mining Charter see “3.D—Risk Factors—There are risks relating to the countries in which we operate that could adversely affect our business, operating results, cash flows and financial condition”. The Mining Charter scorecard will be used as a measuring tool by the government (Department of Mineral and Energy Affairs) to measure conformance to the Mining Charter in forming its decisions of the conversion of mining rights.

Compliance with the Mining Charter is a prerequisite for the conversion of prospecting and mining rights. Prospecting and mining rights, under the new legislation, must be converted from “old order” rights to “new order’ rights. Failure to comply will result in a company losing its right to mine. To date we have submitted 33 applications to convert our mining rights to the Department of Minerals and Energy. These applications cover all the prospecting rights in the Free State and Waterberg as well as some prospecting and mining rights in Secunda.

In order to make these changes in ownership as seamless as possible, Sasol Mining has pursued a rigorous black economic empowerment strategy formulation process, followed by a partner selection process, the result of which has been the selection of Eyesizwe Coal (Pty) Limited (“Eyesizwe”) as the preferred lead strategic black economic empowerment partner. Sasol Mining engaged in negotiations with Eyesizwe which resulted in a Memorandum of Understanding (“MOU”) being signed. Potential opportunities will be considered in the areas of coal export, Eskom market (power generation) and the Sasolburg mining operations. The Export business (Twistdraai mine and plant) is the first focus area for inclusion in a future deal with Eyesizwe. We believe Sasol Mining will comply with the 15% ownership requirement of the Act and Mining Charter within the prescribed 5 calendar year period. Negotiations in this regard have progressed and it is envisaged that finalization with regards to the export business, will be achieved by 2006.

Safety, health and environmental

The recordable injuries case rate for 2005 was 1.51 compared to 1.11 for 2004, and the lost work day case rate for 2005 was 0.24 compared to 0.23 for 2004. Safety is of critical importance to Sasol Mining. To address this negative trend in accidents, interventions have been implemented to improve our safety performance. One of these interventions was a comprehensive review of Sasol Mining’s safety strategy and current approach towards safety management by the global chemical company DuPont Safety Resources (“DuPont”) that is well known for its excellent safety record. Several recommendations were made by DuPont each of which is currently being addressed. Safety training and contractor management are the main themes of the DuPont recommendations. A program to assist all employees in hazard identification and risk assessment has been implemented at all our operations, and the majority of our employees have been trained in this regard. A process to improve safety-related behavior has also started with the pilot phase almost complete. The roll-out to other operations will take place over the next 36 months.

Underground dust levels on mechanical miners have increased to 3.63mg/m³ (3.05mg/m³ in 2004). This value is still well below the legal limit of 5mg/m³.

Continuous improvement

We continue to improve the design, operability and performance of the continuous miner fleet at our Secunda underground mining operations. Through significant improvements in productivity since 1998, we have managed to reduce the number of production sections from 74 to 52. However, due to the underground development from the highwall at Syferfontein colliery and adverse geological conditions at Middelbult colliery, the following results were achieved during the 2005 year:

•       Section productivity decreased from 1,707 tons per shift per continuous miner to 1,606 tons per shift per continuous miner;

•       The percentage of coal fines (less than 6.35 mm) has increased from 31.20% to 31.68%.

•       The non-coal contaminants such as stone were reduced from 2.16% to 2.14%.

As a result of this decrease in productivity during the 2005 year, a consultant was appointed to do a diagnostic evaluation of our total productivity improvement initiative. The recommendations of this diagnostic evaluation will be implemented during the 2006 year. During the past year a process was also implemented to reduce overhead costs (outside production sections). Specific opportunities have been identified through a rigorous process. The majority of the identified opportunities will be implemented in the 2006 year. The objective is to reduce operating cost by some R125 million per annum. This is specifically implemented to address the reduction in coal production.

Business and reserve optimization

Attention is given to ensure that the planning of our mines (short and long-term) is performed in the most cost effective manner utilizing our reserves as best as possible. This process will continue in the 2006 year. On 1 April 2005 upon the sale of our Syferfontein opencast mine (excluding certain plant and equipment), the remaining equipment as well as employees were transferred to Anglo Coal. This resulted in the closure of all strip mine operations in Secunda.

Product and market optimization and logistics

The supply of coal to Infrachem has decreased due to the conversion to natural gas. In future coal will only be supplied to Infrachem for steam generation. A decision was taken to delay investment in a new mine and therefore a strategic deal was negotiated with Anglo Coal (a division of Anglo American plc) from which Sasol Mining acquired 100 Mt of coal reserves from Anglo Coal at the Isibonelo mine (in Kriel), by committing to purchase 5 Mt per annum (“Mtpa”) from Anglo Coal for a period of 20 years. The first coal from the Isibonelo mine was delivered on 1 July 2005 after an extensive construction program by both Sasol and Anglo Coal during 2004 and the first half of 2005. Anglo Coal will supply 3.7 Mt for the first year where after the supply will be at 5.0 Mtpa. This will further reduce the Secunda production rates.

Winning with people

We are implementing processes to ensure that we further enhance our relationships with the Labor Unions. This includes training our Union Representatives in business skills. A talent management process was implemented to ensure that we develop our employees to their full potential as this forms a critical part of the Social and Labor Plan. Talent management includes ensuring that succession planning takes place. A mentorship program was introduced. Sasol Mining recruited 37 female employees who are now employed in traditional male positions (machine operators as well as maintenance operators).

Sasol Synfuels

Sasol Synfuels operates a coal and gas-based synfuels manufacturing facility which, on the basis of our knowledge of the industry and publicly available information, we believe to be the world’s only large commercial-scale facility of this type. Based at Secunda, Sasol Synfuels produces syngas primarily from low-grade coal with a smaller portion of feedstock being natural gas. The process uses our advanced high-temperature Fischer-Tropsch technology to convert syngas into a range of synthetic fuel components, as well as industrial pipeline gas and chemical feedstock. Sasol Synfuels also produces most of South Africa’s chemical and polymer building blocks, including ethylene, propylene, ammonia, phenols, alcohols and ketones. It operates the world’s largest oxygen production facilities (according to Air Liquide, the French industrial gas company), currently consisting of 15 units. As a result, it also has the capacity to recover high volumes of two noble gases, krypton and xenon.

Sasol Synfuels obtains its coal feedstock requirements from Sasol Mining and purchases natural gas feedstock from Sasol Gas. The company sells fuel components to Sasol LFB, and the methane-rich gas is sold to Sasol Gas. Chemical feedstock are processed and marketed by Sasol and its joint ventures, including Merisol. Unrefined ethylene and propylene are purified by Sasol Polymers’ Monomers division at Secunda for the downstream production of polymers. Ammonia is sold to the fertilizer and explosives industries, including Sasol Nitro, our nitrogenous products division.

In 2005, Sasol Synfuels’ turnover amounted to R18.7 billion, of which R0.8 billion (4.4%) was sold to external customers and R17.9 billion (95.6%) to other Sasol group companies.

Sasol Synfuels’ total production decreased by 3% to 7.5 Mt in 2005 from 7.7 Mt in 2004, resulting mainly from three unplanned shutdowns during the year, most significantly the flooding of the ash dam. Average per capita production increased slightly despite lower production volumes by 0.5% to 1,364 tons per employee as a result of the labor optimization program completed in 2005. The production of liquid and gaseous fuels decreased to 64% of total production volumes compared to 2004 which amounted to 66%.

Sasol Synfuels
Production Volumes

	2005	2004
Total production (Mt)	7.5	7.7
Average production per employee (t)	1,364	1,357

Specific Product Volumes

	2005	2004
Liquid and gaseous fuels (%)	64	66
Petrochemical feedstock (%)	25	20
Carbon plus nitrogenous feedstock for fertilizers and explosives (%)	8	11
Specialized cokes, creosote and related carbon and tar products (%)	3	3

Overall production integrity and reliability remained at high levels throughout the year despite three unplanned shutdowns. Ongoing programs are followed to improve plant reliability, availability and efficiency of operations. Specific initiatives are being rolled out to improve productivity, starting with maintenance and production work processes. Behavior based safety is also currently rolled out to improve the risk and safety profile of the organization with simultaneous managerial safety improvement intervention in accordance with DuPont’s safety management process.

Natural gas is now fully integrated as a supplementary feedstock to coal derived gas and represented 2% of product volumes for the 2005 year. It is expected that natural gas’ contribution to product volumes for 2006 will be 3%. It is envisaged that the future production growth will be mainly based on natural gas as a feedstock. Sasol Synfuels does not exclude further production growth via coal but this will be dependant on future technology improvements.

Further refinement during the 2005 year was made to the configuration of the Sasol Advanced Synthol (“SAS”) reactors yielded an increase in production throughput and product yields. Further work on this process is still in progress which will yield further volume and efficiency benefits.

Continuous focus is being placed on the improvement of the business impact on the environment. The sulfur recovery improvement project was successfully completed during the 2005 year and the waste recycling facility plant will be fully operational in October 2005 (the total capital investment of this project amounts to R520 million).

New fuel specifications will come into effect in January 2006, which will allow consumption of only unleaded fuel in South Africa. Sasol Synfuels is advancing an initiative in partnership with Sasol Technology and Sasol LFB to ensure our compliance with these fuel specification requirements by January 2006. We are investing approximately R5.7 billion to modify our liquid fuel refining and blending operations and to establish additional new plant aimed at increasing the octane rating of our synthetic gasoline. The majority of this expenditure (approximately R4 billion), relating to the installation of a selective catalytic cracker, will be expended during the 2005 and 2006 years. Approximately R3.4 billion has already been capitalized on the project to 30 June 2005. Unlike our other major capital investment projects undertaken in recent years, this project is not expected to generate additional returns for the group, but is required to meet the requirement for changed fuel specifications. The project requires multiple refinery unit changes, and the construction of new refinery units, as well as the installation of a catalytic cracker which will produce additional volumes of ethylene, propylene and high-octane fuel components. We expect that in addition to delivering the new fuels solution for 2006, this project will also address most of the envisaged future more stringent fuel specifications which are expected to be mandated in future years.

Due to the way our process plants are configured at Sasol Synfuels, its ultra-low-sulfur synthetic diesel already meets the more stringent 2006 specifications for the sulfur content of diesel (to be lowered in South Africa from 3,000 parts per million (“ppm”) to 500 ppm.

Strategic objectives.   Sasol Synfuels’ primary strategic objectives are:

•       to maintain all-round operational excellence (including safety performance);

•       to maintain a motivated and skilled human resources base;

•       to position itself strategically for long-term growth in a complex and evolving environment; and

•       to continuously reduce the environmental footprint of our operations in Secunda.

In 2004 Sasol Synfuels commenced with a further initiative to ensure organic growth via the improvement of maintenance and production business and works processes. The focus is on eliminating the impact of unplanned shutdowns, ensuring business continuity and increasing labor productivity over the long-term.

Sasol CarboTar.   Sasol’s CarboTar business was fully integrated as part of Sasol Synfuels with effect 1 July 2004 and will no longer operate as Sasol CarboTar. The Synfuels business has therefore been extended to incorporate a marketing outlet for all of Synfuels and Carbo Tar’s chemical and fuel component feed streams. The Tar plant in Sasolburg will be fully depreciated in the 2006 year and will cease its operations, given the conversion of the Sasolburg facility from coal to natural gas as a feedstock.

Sasol Liquid Fuels Business

In line with the requirements of South Africa’s Liquid Fuels Charter of 2000 and our commitment to advancing BEE, we created a new liquid fuels business (“LFB”). The LFB encompasses the established liquid fuels and lubricants marketing, distribution, commercial and retailing interests, including the Exel business, our shareholding in the Natref refinery, and the acquisition of fuel components and the fuel blending and storage facilities at Sasol Synfuels in Secunda. Products include gasoline, diesel, jet fuel, fuel alcohol, illuminating paraffin, liquefied petroleum gas, fuel oils, motor and industrial lubricants. The Sasol LFB also encompasses crude oil procurement, shipping and refining, as well as final product supply to, and trading with, other oil companies operating in Southern Africa.

On 6 February 2004, Sasol announced that Sasol Limited and Petronas were in discussions concerning the combination of Sasol LFB and Petronas’ South African LFB, Engen, in a joint venture to create a leading South African liquid fuels business. The new LFB will be effected by way of a joint venture, called Uhambo Oil, in which Sasol and Petronas will each have an equal 37.5% interest and BEE partners (both existing and new) will hold a combined 25% interest. The definitive agreements were signed on 1 November 2004. The transaction is subject to the approval of the competition authorities. The South African Competition Commission granted conditional approval to the proposed joint venture in May 2005, The Competition Tribunal hearings are scheduled to commence in October 2005 with the decision expected by the end of 2005 calendar year. Approval of the transaction by the European Commission was granted in February 2005. In September 2005 it was announced by Sasol that Tshwarisano, its Broad-based BEE partner, would acquire a 12.5% interest in Uhambo Oil, subject to the approval of the Competition Tribunal. See “Item 6.B—Significant Changes”.

Natref.   While we operate the refinery, Total participates in its management with veto rights in respect to a number of corporate actions, including, among others, increasing or reducing Natref’s share capital, amending Natref’s Memorandum and Articles of Association and the rights attaching to its shares, appointing directors to serve as executive officers and determining directors’ remuneration.

Under the terms of an agreement concluded between Total and Sasol, Total has the option to purchase up to 13.64% of the ordinary shares in Natref from Sasol at fair market value upon the occurrence of certain events. Termination of the Main Supply Agreements in December 2003 allowed Total to exercise its option which would increase its interest in Natref to 50%, although Total decided not to exercise its option and increase its interest to 50%, at that stage. The envisaged transaction to combine the liquid fuels businesses of Sasol and Petronas, in a joint venture, again provided Total with the option to increase its shareholding in Natref by 13.64%. Total decided not to exercise its option to increase its shareholding in Natref.

Refinery production and capacity.   Natref obtains approximately 50% of its crude oil requirements from the Middle East through crude oil term contracts and the balance at spot prices from West Africa and other sources. Durban landed crude oil is transferred to the refinery through a 670 kilometer pipeline owned by Petronet, a subsidiary of Transnet, a state-owned pipeline company.

Natref is a technologically advanced refinery, highly efficient in refining heavy crude oil into gasoline, diesel and other white products. It is South Africa’s only inland crude oil refinery, as the other three crude oil refineries are located along the country’s shores. Its inland position does not allow the refinery easy access to the bunkers fuel market, which is the case for coastal refineries. Therefore, Natref focuses on the production of white petroleum products. It is designed to upgrade relatively heavy crude oil with a high sulfur content (sour) to yield about 90% white petroleum products. Crude oil selection and degree of upgrade are ultimately dictated by refinery configuration and overall economics. Other products of the refinery include commercial propane, jet fuel, different grades of bitumen and fuel oils.

We are investing in the Natref refinery to meet new fuel specifications. This project is aimed at meeting the more stringent legislation for the introduction of low-sulfur diesel and unleaded fuel production in January 2006. The project will allow Natref to produce to the 2006 specifications, but at a reduced capacity to 89% of previous capacity. The project should be fully operational by the end of October 2005 with the new fuel qualities being available before the end of the 2005 calendar year. Our share (63.64%) of the capital expenditure for the Natref project is expected to be about R331 million. New processing units will have to be built to meet the South African required fuel specifications (required for the control of exhaust emissions from road-going vehicles in South Africa) in 2010 and will require a substantial investment.

With regard to refinery efficiency during the year 2005, plant availability was 89%. White product yield was 90% in 2005, compared to 91% in 2004. The total product yield decreased from 99% in 2004, to 98% in 2005.

Unintended downtime increased from 0.5% to 3.4%. The increase in the unintended downtime was as a result of three unplanned interruptions. One of these interruptions resulted from a major fire that occurred at the product loading facilities.

Natref Refinery Production(1)

Product	2005	2004	2003
Crude oil processed (million m3)	3.2	3.1	2.8
White product yield (% of raw material)	89.5	90.7	91.6
Total product yield (%)	97.9	99.4	98.4

(1)           Data based on our 63.64% share in Natref.

Liquid Fuels Marketed
by Sasol LFB

Product	2005	2004	2003
Total liquid fuel sales (million m3)	9.6	9.3	8.9
Fuel and bitumen exports (million m3)	0.8	0.7	0.2

The South African liquid fuels market.   Our 63.64% share of Natref’s production represents about 12% of South Africa’s total liquid fuels demand. In addition, 27% of South Africa’s fuel demand is met from components produced at Sasol Synfuels in Secunda. Our main wholesale customers in the South African liquid fuels market include Engen, BP, Caltex, Shell and Total. These companies, among others, currently purchase a part of their liquid fuels requirements for the South African market from us.

The Natref refinery at Sasolburg and our facilities at Secunda are located in the economic heartland of the country, where an estimated 55% of the country’s liquid fuels are consumed. We currently supply approximately 6.6 Mt of white products per year to the South African market. Gasoline and diesel export volumes to African countries, excluding South Africa decreased during 2005 from 756,961m³ to 636,033 m³.

After termination of the Main Supply and Blue Pump agreements, we concluded new supply agreements with the main oil companies operating in South Africa. These agreements cover the supply of liquid fuels, including gasoline, diesel, liquefied petroleum gas, jet fuel and illuminating paraffin. The transition to the new agreements was reasonably smooth and we met all supply commitments.

Slightly higher sales to the oil companies contributed to an increase in profits. This increase in oil company volumes was achieved against signed supply agreements with all the major oil companies. Supply agreements were also negotiated for the first time for Sasol LFB with some emerging wholesale companies (companies registered with the CEF (Pty) Limited. For a company to be so designated it must sell a minimum of 15,000m³ of petroleum products per annum. The Minister of Minerals and Energy may, under the Central Energy Fund Act, impose a levy on fuel manufactured, sold, or otherwise dealt with for the benefit of the Equalisation Fund or Central Energy Fund or both.).

We formed an empowerment joint venture with a Namibian company, Philco Twenty (Pty) Ltd, called Namibia Liquid Fuels, to supply 50% of Namibia’s white product requirements (about 500,000m3 a year) for at least three years. In addition, we entered into a major new supply agreement with the Government of Lesotho.

In the commercial sector, we are targeting four primary business sectors for marketing and supplying Sasol liquid fuels and lubricants: the mining industry, the transport industry, reseller/distributors and government organizations. Our successful marketing of products, for example our low-sulfur Sasol turbodiesel™, has assisted in promoting our successes in both the commercial and retail markets.

In the retail sector we have successfully developed new, or converted existing service stations, growing to 146 Sasol Convenience Centers (“SCC”) and 199 Exel-branded service stations as at 30 June 2005, in line with the dual-branding approach, supporting two distinctive but complementary marketing strategies. In addition to the new sites developed, 88 Exel sites were revamped and converted to Sasol SCCs included in the 146 sites noted above. We have been successful in achieving our interim objectives in terms of market share for both retail gasoline and diesel.

When the Main Supply Agreement expired, we increased direct sales marketing on a commercial basis of the group’s low-sulfur, low-benzene illuminating paraffin. We expect to build up a market share for our illuminating paraffin over the next 5 years. We retain competitive advantage in this sector of the industrial and related energy markets because of a notably low sulfur content of our fuel oils and special distillate fuels.

The Petroleum Products Amendment Act and subsequent further Amendment Bill, are expected, when enacted, to allow the Minister of Minerals and Energy, if required, to regulate the conditions and requirements for licensing of the sale of petroleum products to the retail markets in South Africa, including liquid fuel retail prices. Its provisions can affect the conditions and cost of our entry into the South African retail market for liquid fuels. See “Item 4.B—Business Overview—Regulation—Regulation of Petroleum—Related Activities in South Africa”.

The Petroleum Pipelines Act was assented to and signed into law by the President on 31 May 2004. This Act proposes, among other things, to establish a petroleum pipelines authority responsible for the supervision of the national regulatory framework of petroleum pipelines and provisions for the issuance of licenses relating to the construction and operation of petroleum pipelines and the delivery of certain commercial services in connection with these pipelines, provision for the registration of marine offloading and storage facilities and certain commercially related services and setting and approving of tariffs for the use of pipelines and related storage facilities.

Among the matters governed by the Act, of particular significance to our business, are issues relating to the issuance of licenses and the discretion granted to the Minister of Minerals and Energy with respect to the exercise of executive powers, the determination of tariffs and the issue of open access to pipelines.

With regard to the setting of tariffs, various methodologies can be adopted, which may impact differently on some competitors because of their different market position and geographic location. Regulations that may be promulgated under the Act, could affect our logistic position due to the location in the economic heartland of the country of our Natref refinery and our Synfuels facilities at Secunda. The Act provides that sufficient pipeline capacity will be made available in the crude oil pipeline to enable Natref to operate at its capacity at the commencement of the Act.

We believe that securing direct independent access to the retail markets will yield strategic advantages to further improve our position in the South African fuels market. Since the restrictions on our direct sales to the South African market have been removed, we have the opportunity to increase our fuel production and sales by accessing the retail and commercial markets.

Petronet transfers synthetic fractions from Secunda to Natref on behalf of Sasol. Petronet purported to terminate the agreement to transfer these fractions with effect from 1 January 2005. After evaluating various technical options, agreement was reached with Petronet to continue with the transfers of synthetic fractions to Natref. Modifications to the pipeline will be completed by the end of October 2005 allowing Petronet to also use the line for other products.

We supported and participated—with the South African liquid fuels industry and the national departments of Minerals and Energy and of Environmental Affairs and Tourism—in a comprehensive technical program towards finalizing South Africa’s new clean fuels specifications and vehicle emission standards for implementation on 1 January 2006. In addition we actively participate, together with Government and other stakeholders, in the various task teams to facilitate smooth clean fuels implementation in January 2006.

Economic empowerment of historically disadvantaged South Africans.   As part of a general initiative of the government of South Africa to ensure the participation of historically disadvantaged South Africans in the country’s economy, in November 2000, we became party to an agreement with the government and the liquid fuels industry which requires us, as well as other oil companies in this sector, to allow and facilitate BEE participation. For a further discussion of the Liquid Fuels Charter see “Item 4.B—Business Overview—Regulation—Empowerment of Historically Disadvantaged South Africans”. The Liquid Fuels Charter inter alia requires, us to allow historically disadvantaged South Africans to acquire an equity participation of at least 25% in the company holding our Sasol’s Liquid Fuels Business by 2010. We presented our charter-specific plan to a dedicated parliamentary portfolio committee of the South African Parliament during 2003.

Sasol Gas

Through Sasol Gas, we market methane-rich gas, produced by Sasol Synfuels and natural gas as a result of the inception of natural gas production from the Mozambican gas fields. Since 1964, we have developed gas markets and a gas distribution pipeline network of 2,200 km through which we currently supply 86.9 million gigajoules per annum (“mGJ/a”). We supply 47 mGJ/a to over 500 industrial and commercial customers in the provinces of Mpumalanga, Gauteng, KwaZulu-Natal and the Free State. We also supply additional volumes of 39.9 mGJ to other Sasol companies such as Sasol Chemical Industries in Sasolburg and Sasol Synfuels in Secunda. We use a Petronet pipeline to transport gas to our markets in KwaZulu-Natal.

Our gas products consist of methane-rich gas produced at our Synfuels plant in Secunda and natural gas piped from the Mozambican gas fields. Our gas competes mainly with crude oil-derived products in various industries, including ceramics, glass, metal, manufacturing, chemical, food, paper and pulp and a number of other sectors.

The South African gas market.   The market for pipeline gas in South Africa is still in its infancy. We expect the market to grow substantially as a result of the introduction of natural gas from Mozambique. Our current supply of 86.9 mGJ/a of pipeline gas increased from 52.9 mGJ/a in 2004. Compared to developed countries, South Africa is a small consumer of natural gas as a percentage of its total energy requirements. This presents Sasol Gas with opportunities to increase sales of environmentally preferred natural gas. Environmental and technological trends together with new environmental legislations are expected to entice customers to convert to gas as a substitute for electricity, crude oil derivatives and coal.

The natural gas project.   Through Sasol Petroleum International, we agreed with the government of Mozambique to develop its natural gas fields in the region of Temane. To this end, we concluded a petroleum production agreement under which, in partnership with Companhia Moçambicana de Hidrocarbonetos, a subsidiary of Mozambique’s national oil company, we are developing the reservoirs in Temane and Pande and have constructed a natural gas central processing facility. We have also concluded a production sharing agreement which grants us exploration rights to defined areas surrounding the Temane and Pande reservoirs.

Furthermore, the government of Mozambique granted us the right to construct and operate a gas transmission pipeline for the transportation of gas from Mozambique to South Africa. The governments of South Africa and Mozambique have the option collectively to acquire 50% of the shares in the pipeline company which is currently a wholly owned Sasol subsidiary, at a price to be determined by means of a formula at the date they exercise the option. On 1 July 2005, a 25% interest in Rompco was sold to iGas (Pty) Limited (owned by the South African Government) for R609 million realizing a profit of R189 million.

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

•       the conversion of the Sasol Infrachem coal-based process at Sasolburg to use natural gas as its hydrocarbon feedstock. Initial operating problems with the new technology autothermal reformers used in the process have largely been resolved;

•       the conversion of the Gauteng gas network and customers to natural gas to replace the hydrogen rich gas derived from coal;

•       the expansion of Secunda using natural gas as a supplementary feedstock to enable an initial 3% increase in Sasol Synfuels’ gas throughput; and

•       the further development of third-party gas markets in South Africa.

Construction of the central processing facility near Vilanculos in Mozambique, was completed in March 2004 and can currently be fed with gas from nine of its twelve production wells. During June 2002, we commenced construction of the transmission pipeline from Mozambique, which was completed in March 2004. We have successfully converted all our inland customers to natural gas.

Based on our estimates, we expect the delivery of natural gas to South Africa to increase from the current rate of 70mGJ/a to 120mGJ/a by 2008.

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

The natural gas project was conducted with due regard for social and environmental obligations and our requirement to complete construction according to the principles of sustainable development. We utilized prevailing international development guidelines and principles issued by various organizations, including the World Bank and the World Health Organization.

The Petronet gas pipeline.   Petronet is the owner and operator of a network of 3,000 km of high-pressure petroleum and gas pipelines. Following negotiations between Petronet and Sasol Gas, we recently entered into an operating lease agreement to continue to use the Petronet Lily pipeline for the supply of pipeline gas to the Kwazulu Natal market. The agreement, which came into effect on 1 April 2005, will run for the next 17 years until 2022 with an option of a further 3 years.

Co-generation.   We are currently negotiating with potential customers for the supply of gas to cogeneration facilities. These negotiations are well advanced and should be concluded early in the 2006 year.

As part of our commitment to Black Economic Empowerment, Sasol Gas formed a joint venture company and contributed its business rights to market pipeline gas in the Durban South area to Spring Lights Gas which is now entering its third year of commercial operations with increased operating profit on the previous year. A Black Economic Empowerment company, Coal Energy and Power Resources, holds 51% of the shares and Sasol Gas the balance.

Sasol Gas signed a memorandum of understanding in 2002 with another black empowerment company, Umkhumbi Gas for the potential distribution and marketing of natural gas in the Nelspruit-Ngodwana region of Mpumalanga. Umkhumbi Gas and Sasol Gas embarked on a gas supply feasibility study which was completed in the beginning of 2005. The results of the study showed that the option to extend the gas pipeline to the Ngodwana area was more viable than the Nelspruit pipeline extension. Commercial negotiations with potential customers in the Ngodwana area have been completed and the results indicate that it is currently not economically feasible to supply this area with natural gas and work on this project has been terminated.

Sasol Synfuels International

Based in Johannesburg and formed in 1997, SSI our technology marketing and support subsidiary, is responsible for developing and implementing international business ventures based on our Fischer-Tropsch synthesis technology. SSI initiates and develops new ventures from project conception through to venture implementation. We expect that, in time, it will participate fully in supporting those ventures and the marketing of their products after commercial start-up.

The Sasol SPD™ process.   Exploiting our long and extensive experience in the commercial application of Fischer-Tropsch technology, we have successfully developed a Fischer-Tropsch-based SPD™ process for converting natural gas into high-quality, environment-friendly diesel and other liquid hydrocarbons. The GTL process consists of three main steps, each one of which is commercially proven. These include:

•       the Haldor Tops&qout;e reforming technology, which converts natural gas and oxygen into syngas;

•       our Slurry Phase Fischer-Tropsch reactor, which converts syngas into hydrocarbons; and

•       where possible, the Chevron Isocracking™ technology, which converts hydrocarbons into particular products, mainly diesel, naphtha and liquefied petroleum gas (“LPG”).

Currently, we believe, based on our knowledge of the industry and publicly available information, that on a worldwide basis we have the most extensive experience in the application of Fischer-Tropsch technology on a commercial scale, with Shell being the only other company with significant experience in this field. Given the increasing discovery of extensive natural gas resources, especially in remote regions, our Sasol SPD™ process can be applied with significant commercial and efficiency advantages in various parts of the world. Proven global natural gas resources are currently estimated to be an oil equivalent of more than 900 billion barrels. In addition, transportation of fuels in liquid form is easier and cheaper than transportation of gas. As a consequence, our technology has evoked interest from countries and companies with extensive natural gas reserves, as an appealing alternative for exploiting these reserves. In recent years, we have been actively promoting our Sasol SPD™ technology and are examining several projects, with a view to commencing its commercial application at the core of new GTL plants.

The Sasol SPD™ process converts natural gas into diesel and other liquid hydrocarbons which are generally more environment-friendly and of higher quality and performance, compared to the equivalent crude oil-derived products. In view of product specifications gradually becoming more stringent, especially with respect to emissions, we believe that the option of environment-friendly GTL fuels will become more appealing in time. However, the construction of GTL facilities and the production of GTL fuels require significant capital investments, at least during their initial stages, as is usually the case with the application of new technologies. GTL fuels can be used with optimized engines for best performance, although they can also be utilized with current compression ignition engines. We also expect that GTL diesel may be suitable as a cost-competitive blend stock for conventional diesels, thereby enabling diesel producers to improve the quality of their existing diesel formulations without investing substantially in sophisticated new plants and infrastructure. We anticipate the combined factors of GTL diesel’s superior characteristics and the prevailing market conditions in developed economies will enable GTL products to initially command premium prices for either niche applications or as a blend stock for upgrading off-specification products.

The Sasol Chevron joint venture (“SC”).   In June 1999, SSI and Chevron, agreed to create a global alliance SC in order to identify and implement ventures based on the Sasol SPD™ process as part of our strategy to exploit our Fischer-Tropsch technology and to develop and commercialize the GTL process. We believe that there are considerable synergies between the two companies, which will enable the alliance to accelerate both the implementation of GTL ventures and the development of markets for the new products, to be produced from the ventures that will be established. We finalized and implemented our global joint venture in October 2000. SC and SSI continue to be involved in exploratory discussions and feasibility studies with some of the world’s gas-rich countries, including Qatar, Nigeria, Algeria and Australia, with the view to develop GTL plants over the next decade.

In addition, working closely with Sasol Technology’s Fischer-Tropsch process innovation teams at Sasolburg and Johannesburg, SSI and SC are involved in an ongoing program aimed at further improving competitiveness by lowering the capital and operating costs of future GTL plants.

Sasol exploring new opportunities.   Working in partnership with Sasol Technology, SSI also continues to explore for new opportunities to commercialize Sasol’s competitive Fischer-Tropsch synthesis technology for the beneficiation of coal and other hydrocarbon resources, including biomass.

The Qatari GTL project.   We have formed a joint venture with Qatar Petroleum (“QP”), Qatar’s state-owned energy company, the Oryx GTL venture, in respect of the joint development of a GTL plant at Ras Laffan Industrial City in Qatar. We hold 49% in this venture, with QP holding 51%, in the US$952 million project (excluding financial charges), including site, pre-production and contingency costs. Construction of the GTL plant has commenced and a dedicated Sasol management team has been established in Qatar.

In November 2002 we jointly appointed 15 banks as lead arrangers to provide the US$700 million non-recourse debt financing for the venture. QP and SSI awarded the US$675 million lump-sum, turnkey engineering, procurement and construction (“EPC”) contract to the multinational, French-based engineering company, Technip, in December 2002. The EPC contract became effective in March 2003 after finalizing the financial agreements. The EPC contract is being executed from Technip’s Italian operations in Rome. Sasol Technology design engineers and project managers are managing the technology, engineering and project management portfolios for SSI and QP.

Site work for the construction of the Oryx GTL plant began in September 2003. Civil engineering work, including pipe laying, was completed by mid-2005. Most major pieces of long-lead-order equipment, including the two low-temperature Fischer-Tropsch Slurry Phase reactors being fabricated in Japan,

Haldor Tops&qout;e autothermal reformers, a Chevron Isocracking™ unit and the compressors have arrived at Ras Laffan in phases during our 2005 year. Plant start-up is scheduled for the first half of the 2006 calendar year. Most of the Oryx GTL diesel (about 8 million bpa) will be marketed to customers in Western Europe, where much of this ultra-low-sulfur diesel will most likely be used as blend stock for higher-sulfur diesel derived from conventional oil refining.

Expansion of Qatari GTL capacity.   In March 2004, SC and QP announced plans to expand the Oryx GTL plant in order to increase its capacity to about 100,000 bpd. In support of these plans, SC and QP signed a memorandum of understanding for the expansion project that would add a further capacity of about 66,000 bpd.

In addition, QP and SC have agreed to evaluate the opportunity of developing an upstream-downstream integrated GTL project, also at Ras Laffan, with a capacity of about 130,000 bpd.

Escravos GTL (“EGTL”).   SC is also participating in the development of a second GTL plant, EGTL at Escravos in the Niger Delta region of southern Nigeria. EGTL is a joint venture between the Nigerian National Petroleum Corporation and CNL, two companies with established petroleum production interests at Escravos. In April 2005 the US$1,700 million lump-sum EPC contract for this project was awarded to Team JKS. Start-up of the EGTL facility is expected in the 2009 calendar year.

We believe that the operation of the GTL plants in Nigeria and Qatar will effectively demonstrate the successful commercial application of the Sasol SPD™ process outside South Africa.

The Gulf GTL study planned.   A potential GTL project opportunity exists in gas-rich Iran, for which SSI completed a pre-feasibility study in 2003. SSI and Iran’s state-owned National Petrochemical Company (NPC) have been involved in discussions with a view to exploring the merits of constructing on the Gulf a GTL plant based on the Sasol SPD™ process. Discussions between SSI and the various parties in Iran to clarify project interfaces in preparation for the feasibility study has taken longer than originally anticipated but are nearing completion. SSI and NPC plan to commence a feasibility study for this potential project in the year ahead. An investment decision will only be made after the results of a feasibility study have been evaluated.

Coal beneficiation study for China.   SSI has commenced pre-feasibility studies with a consortium of Chinese companies for the potential development of two 60,000 bpd to 80,000 bpd CTL facilities in the People’s Republic of China. These studies are expected to be completed by October 2005. A decision on how to proceed with these opportunities, subject to successful outcome of the current studies, is expected towards end of the 2005 calendar year.

Early-stage investigation of potential GTL and CTL projects—Sasol Chevron is evaluating the opportunity participate in a 34,000 bpd GTL project in Algeria. No decision on whether or not to submit a commercial bid has been taken. The decision of the US to become less dependent on imported crude oil and subsequent changes to the US Energy Policy Act has resulted in renewed interest in CTL projects in the US. Sasol is currently reviewing CTL opportunities in this context. These studies are in pre-feasibility stage and Sasol has taken no decision whether or not to pursue this opportunity.

Catalyst facility.   To support our plans to globally develop and exploit GTL technology, Sasol Technology entered a co-investment agreement with Engelhard Corporation during 2002 to manufacture our proprietary advanced cobalt catalyst. Sasol Technology developed this cobalt catalyst for application in the Sasol SPD™ reactor to be featured in future GTL plants. In January 2002, we commissioned a 500 tons per annum cobalt catalyst production facility at De Meern in the Netherlands. It has since been producing and stockpiling high-quality catalyst for our Nigerian and Qatari GTL plants. First shipment of catalyst to Oryx took place in June 2005.

Sasol Olefins and Surfactants

In 2003, Sasol determined that it would continue to grow its chemical businesses, conditional upon projects leveraging its technology or securing integrated and highly cost-competitive feedstock positions. The Olefins and Surfactants business is only partially integrated upstream into feedstock and has not adequately provided the integration benefits which Sasol requires. Sasol announced in August 2005 that it is considering the disposal of its Olefins and Surfactants business excluding its co-monomers activities in South Africa subject to an acceptable price being obtained.

The main products of the Olefins and Surfactants business unit are paraffins, olefins (including poly-internal olefins), linear alkylbenzene (“LAB”) and their surfactant derivatives, such as paraffin sulfonate and linear alkylbenzene sulfonate (“LAS”).

LAB is the feedstock for the manufacture of LAS, an essential surfactant ingredient for the detergents industry. Paraffins (n-paraffins) and n-olefins are produced mainly as feedstock for the production of LAB, oxo-alcohols and paraffin sulfonates. A portion of this business unit’s products are used internally for the production of downstream surfactants and alcohols.

Based on industry and publicly available information, Sasol’s Alkylates and Surfactants business unit is one of the leading global producers of paraffins and LAB, as well as a leading supplier of LAS in Europe. The main competitors include: ExxonMobil, Shell and Petresa in the n-paraffins market; Huntsman, Petresa and ISU in the LAB market; and Stepan, Huntsman and Cognis in LAS.

Alcohols and Surfactants:   The Alcohols and Surfactants business unit produces a diversified portfolio of linear and semi-linear alcohols of carbon range between C6 and C22+. The diversity of this product portfolio is supported by the wide range of raw materials (petrochemical, oleochemical and coal-based) and manufacturing facilities used, and technologies applied. Nonionic and anionic surfactants enhance the product portfolio, as well as some surfactant intermediates such as ethylene oxide, alkyl phenols and alkanolamines.

Alcohols and Surfactants products are used in a wide range of applications, including metalworking, flavors and fragrances, personal care, cosmetics, plastic additives, textiles, agriculture, detergents and cleaners. A portion of the alcohols production is consumed internally in Olefins and Surfactants’ value chain to produce surfactants and specialty plasticizers.

Based on industry and publicly available information, Sasol’s Alcohols and Surfactants business unit is one of the leading global suppliers of carbon range C6+ linear and semi-linear alcohols, as well as a leading producer of surfactants in Europe. The main competitors include Cognis and Shell.

Inorganic Specialties:   This business unit produces mainly alumina products. Alumina is used in a broad range of applications, including catalyst supports, raw materials for ceramics, coatings and polymer additives. This business unit also produces zeolites, which are used as softening components in detergents. Competitors include Akzo Filtrol and Engelhard in aluminas. There are numerous competitors in zeolites.

Monomers:   The Monomers business unit has two main activities: producing alpha-olefin co-monomers in South Africa and ethylene in the United States.

The alpha olefin co-monomers, 1-pentene, 1-hexene and 1-octene are manufactured at facilities in Secunda as an integral part of Sasol’s synfuels process. Most of these co-monomers are sold to third parties for use in the manufacture of polyethylene plastics, which end up in applications such as shrink-wrap film, woven plastic bags and refuse bags. The main competitors include BP, Shell and Chevron.

Ethylene is produced at our ethane-based ethylene cracker in Lake Charles in the United States and is sold to plastics manufacturers in the US Gulf Coast region. Some of the ethylene production is used internally to manufacture alcohols. There are numerous competitors in the US ethylene market.

The following table summarizes the production capacity of Sasol Olefins and Surfactants for each of its main product areas.

Sasol Olefins and Surfactants
Production Capacity

Product	Facilities Location	Total
		(Ktpa)
C5-C8 alpha olefins	South Africa	275
Ethylene	United States	455
C6+ alcohol	United States, Europe, South Africa	600
Inorganics	United States, Europe	170
Paraffins and olefins	United States, Europe	800
LAB	United States, Europe	550
Surfactants	United States, Europe, Far East, Middle East	1,000

These production facilities are located in Secunda in South Africa; Lake Charles, Tucson and Baltimore in the United States; Brunsbüttel, Marl and Witten in Germany; Augusta, Terranova, Sarroch, Crotone and Porte Torres in Italy; Dubai in the UAE; Novaky in Slovakia and Nanjing in China.

Sasol Polymers

The Sasol group’s polymer related activities are managed in two separate companies namely Sasol Polymers, a division of Sasol Chemicals Industries, and Sasol Polymers International Investments. Sasol Polymers is responsible for the local operations and Sasol Polymers International Investments for the offshore operations.

Sasol Polymers focuses on the production of ethylene and propylene monomers, polypropylene, polyethylene and polyvinyl chloride polymers and other chemical products through its respective businesses with its major manufacturing plants located at Sasolburg and Secunda.

During 2005, Sasol group’s polymer activities achieved external turnover of R7.2 billion, representing 10% of our total external segmental turnover.

They have also retained a sharp focus on continuous improvement. Since 1995 per-capita productivity (tons of total production per employee) has risen by a total of 300% in 11 years. Fixed costs per ton in real terms have dropped by 42% over the same period.

Monomers.   The Monomers business unit of the Polymers division supplies feedstock to its polypropylene, polythene and vinyl business units and to Dow Plastics South Africa. Sasol Polymers extracts the ethylene and propylene feedstock from feed streams produced in our Fischer-Tropsch process at Secunda, while a small portion of ethylene is produced from propane cracking. The ethylene production capacity is 480 Kilo tons per annum (“Ktpa”) and includes facilities for ethane cracking in both Secunda and Sasolburg.

Ethylene production fell below target during the year because of a tragic incident on 1 September 2004 when the Secunda West ethylene production facilities sustained severe damage as a result of an explosion during maintenance activities. The plant was unavailable for production up to the last week in December 2004. During this three and a half month period, losses were reduced via increased production on the remaining two ethylene plants in the Monomers business. A portion of this loss in production was matched by a reduction in demand when project work was executed on downstream polymer units. The supply to some downstream units had to be restricted notwithstanding this reduction in demand. These losses were mostly covered by our insurance.

The propylene extraction facilities comprise three splitter columns at Secunda with a total capacity of 475 Ktpa (350 Ktpa polymer and 125 Ktpa chemical grade), as well as one splitter column at Natref with a capacity of 45 Ktpa chemical grade. The Secunda propylene plants had a stable period in 2005 with production maintained at target levels. During an extended shutdown, a modification was performed on the Natref splitter column to improve final product quality. We supply approximately 160 Ktpa of ethylene and 100 Ktpa of propylene to Dow Plastics South Africa for its high-density polyethylene (“HDPE”) and polypropylene plants at Sasolburg.

Polypropylene.   The Polypropylene business unit manufactures and markets homopolymers as well as random and impact copolymers. The polypropylene plant technology is licensed from Novolen Technology Holdings and has a production capacity of 220 Ktpa. About 49% of the production is supplied to customers in South Africa. The remainder is sold in more than 30 countries in the Far East, Africa, North West Europe and South America.

Polyethylene.   The Polyethylene business unit is a long-established producer and marketer of low-density polyethylene (“LDPE”) and linear low-density polyethylene (“LLDPE”) for a broad spectrum of customers in the South African plastics conversion industry. It is the country’s sole producer of these products and has a market share of more than 70%. The polyethylene business achieved 194 Kt of total production due to ethylene supply constraints.

The 100 Ktpa LDPE plant at Sasolburg uses high-pressure autoclave technology licensed originally from ICI of the United Kingdom. The LLDPE plant, recently upgraded from 110 Ktpa to 150 Ktpa, uses gas-phase technology licensed from Univation.

Vinyls.   The Vinyls business unit produces suspension polyvinyl chloride (“PVC”) resins. Its fully integrated vinyl chloride monomer (“VCM”) and PVC production chain is situated at Sasolburg. Ethylene and chlorine are sourced from within Sasol Polymers. It uses technology licensed from European-based VinTec and Ineos Vinyls (previously European Vinyls Corporation) for VCM and PVC respectively. The current PVC nameplate capacity is 200 Ktpa. This business unit supplies more than 95% of the South African resin market as well as exports to markets in Africa and the Far East.

Although the South African PVC market grew approximately 2.3%, local PVC sales were in line with that in the previous year. This was due to lost market share as a result of the market importing resin after raw material supply constraints disrupted PVC production.

The Vinyls business shut down its PVC compounding operation at the end of April 2005.

Chemicals.   The Chemicals business unit operates plants at Sasolburg producing chlor-alkali chemicals, cyanide and organic peroxides. The latter is produced in a joint venture with Degussa.

The Chemicals business unit operates a 145 Ktpa chlorine plant and supplies some 78% of its chlorine production to the Vinyls business unit. The balance is beneficiated into hydrochloric acid, sodium hypochlorite and calcium chloride. We sell 148 Ktpa of diaphram- and membrane-grade caustic soda to South African customers in the pulp and paper, minerals beneficiation and soap and detergent industries.

The Chemicals business is South Africa’s sole manufacturer of sodium and calcium cyanide solution with a production capacity of 40 Ktpa, which is sold to local gold producers. Local demand for cyanide is declining in line with South Africa’s reduced extraction and refining of gold ore.

Sasol Polymers

Production Capacity

Product	Total	Africa	Asia
	(Ktpa)
South Africa
Ethylene	480	•
Propylene	520	•
Polypropylene	220	•
LDPE	100	•
LLPDE	150	•
PVC	200	•
Chlorine	145	•
Caustic soda	165	•
Cyanide	40	•
Offshore
Ethylene	72		•
Propylene	11		•
LDPE	102		•

•       Indication of the geographical location of the production capacity.

Investments.   As additional ethylene and propylene feedstock is expected to become available during the 2006 year, resulting from our unleaded fuel and polymers project, Sasol Polymers will be increasing its South African capacity of both polyethylene and polypropylene by a total of up to 510 Ktpa at its Sasolburg and Secunda operations. For more information on our Synfuels unleaded fuel and polymers project see above “Item 4.B—Business Overview—Sasol Synfuels”.

At the Sasolburg Midland site, we are constructing a new 220 Ktpa LDPE plant incorporating high pressure tubular reactor technology licensed from ExxonMobil and plan to downscale or discontinue production at the Poly 1 LDPE plant in order to optimize the available ethylene. We are also increasing LLDPE capacity from 110 Ktpa to 150 Ktpa. At the Secunda site, we are developing a new 300 Ktpa polypropylene plant based on licensed process technology from Innovene.

Markets and competition.   Sasol Polymers’ major focus is on the Southern African polymers market, from which it derives more than 75% of its turnover. As the sole producer of LDPE, LLDPE and PVC in South Africa, it holds the leading share in the local market. The main competitors in this market are Asian and Middle Eastern producers.

Dow Plastics South Africa is the main competitor for our polypropylene business, producing 110 Ktpa. Sasol Polymers exports to neighboring countries in Southern, East and West Africa, the Far East, North West Europe and South America. Sales to these markets depend on the extent to which production capacity exceeds domestic market sales.

In 2005, Sasol Polymers exported 110 Ktpa of polypropylene, 23 Ktpa of PVC, 2 Ktpa of polyethylene and 6 Kt of chemicals. Polypropylene accounts for by far the largest portion and geographical spread of Sasol Polymers’ exports.

Sasol Polymers International Investments.   Sasol Polymers International Investments’ growth strategy focuses on Africa and the Indian Ocean rim. To support its objectives in this latter region, it participates in four ventures, Optimal Olefins and Petlin in Malaysia, Wesco China Limited (“Wesco China”) in China and Arya Sasol Polymer Company in Iran.

Optimal Olefins operates a 600 Ktpa ethane/propane cracker at Kertih, on the east coast of Malaysia. The company is a venture between Petronas (64%), Dow Chemical Company (24%) and Sasol Polymers International Investments (12%). The cracker principally produces 600 Ktpa of ethylene and 90 Ktpa of propylene. The monomers are sold to captive downstream customers, including Petlin, in the same petrochemical production complex at Kertih.

Petlin operates a LDPE production plant on the east coast of Malaysia. The company is a joint venture between Sasol Polymers (40%), and Petronas (60%). This plant has a capacity of 255 Ktpa and, on the basis of our knowledge of the industry and publicly available information, we believe that it is one of the world’s largest of its type. It commenced production in September 2002 and its production is primarily for the South-east Asian and Chinese markets. Both these plants are in steady state production and contribute to group profits.

Sasol Polymers International Investments holds a 40% stake in Wesco China, a distributor of polymer products mainly to customers in Southern China and Taiwan. Wesco operates a polymer warehouse and bagging plant, a compounding plant and a recycling plant in the Guangdong province in China. The company handles more than 150 Ktpa of polymers and has distributed Sasol Polymers’ polypropylene in China since 1990.

Sasol Polymers Germany, a subsidiary of Sasol Polymers International Investments, has entered into a 50:50 joint venture with the National Petrochemical Company of Iran to construct and operate an integrated ethylene and polyethylene production facility in Iran. The joint venture, Arya Sasol Polymer Company, comprises a 1,000 Ktpa ethylene cracker based on ethane and two 300 Ktpa polyethylene plants (one for producing LDPE and one for HDPE). Construction of the production facility is progressing. The cracker construction schedule has been revised and plant start-up is currently targeted for May 2006. The two polyethylene plants will be started in the following months..

Sasol Solvents

Sasol Solvents manufactures and globally markets a range of primarily oxygenated solvents to various industries.

Products and activities.   A significant part of Sasol Solvents’ portfolio of products can be classified as oxygenates. These are used as solvents in the manufacture of paints, inks, coatings, adhesives, pharmaceuticals, cosmetics, fragrances and other applications. In addition to their solvent applications, a number of these products serve as intermediates for the production of downstream chemicals. We believe that the breadth of our product portfolio is a competitive advantage, compared to more limited portfolios of some of our competitors in the global solvents market.

Sasol Solvents

Production Capacity

Product	Total	Africa	Europe
	(Ktpa)
Ketones	333
— Acetone	175	•
— MEK	130	•	•
— MiBK	28	•
Glycol ethers	70
— Butyl glycol ether	70		•
Acetates	59
— n-Propyl acetate	9	•
— Ethyl acetate	50	•
Solvent blends	50	•
Mixed alcohols	378	•
Pure alcohols	860
— Methanol (C1)	140	•
— Ethanol (C2)	285	•	•
— n-Propanol (C3)	45	•
— Isopropanol (C3)	225		•
— n-Butanol (C3)	150	•
— iso-Butanol	15	•
Acrylates	125	•
— Ethyl acrylate	35	•
— Butyl acrylate	80	•
— Glacial acrylic acid	10	•
Other	70	•	•

•       Indication of the geographical location of the production capacity.

Sasol Solvents has a total production capacity of 1,945 Ktpa, at four sites in South Africa (approximately 72% of our production capacity) and three in Germany (approximately 28% of our production capacity). The South African production facilities are located at Secunda, Germiston and at two separate locations in Sasolburg. Our German production facilities are located at Herne, Marl and Moers in the Ruhr area.

The main portion of the division’s South African product is derived as a co-product of the synfuels process at Secunda. Significant parts of the products are nevertheless synthesized from chemical feedstock. Ethanol, isopropanol and methyl ethyl ketone (“MEK”) are synthesized from ethylene, propylene and butenes respectively at the German plants. In South Africa, butanol is synthesized from propylene and acrylic acid is synthesized from propylene.

Some of the products also result from the downstream conversion of the primary chemicals to higher value-added derivatives. Examples of these products include the production of:

•       methyl isobutyl ketone (“MiBK”) from acetone;

•       ethyl acetate from ethanol;

•       propyl acetate from propanol and acetic acid;

•       ethyl and butyl acrylates from acrylic acid and the corresponding alcohols; and

•       ethylene glycol butyl ethers from butanol and ethylene oxide.

Sasol Dia Acrylates is our marketing and production joint venture with Mitsubishi Chemical Corporation of Japan. The integrated, four-plant facility produces acrylic acid used captively for the production of glacial acrylic acid, butyl acrylate and ethyl acrylate from Sasol feedstock. This chemical complex has enabled Sasol to become the world’s only known acrylic acid and acrylates producer that is fully back-integrated into the required feedstock of propylene, butanol and ethanol. The complex also underscores our commitment to expand our chemical portfolio by adding value to our chemical feedstock.

Markets and competition.   In 2005, Sasol Solvents sold approximately 1.5 Mt of products worldwide. Sasol Solvents manages its global business from its central offices in Johannesburg and Hamburg. It also operates thirteen regional sales offices and seven storage hubs in South Africa, Asia-Pacific, the Middle East, the United States and Europe.

Sasol Solvents holds significant market shares in the global markets for some products, amongst which n-propanol, propyl acetate and iso-propanol are the most prominent.

Sasol Solvents’ competitors vary depending on the products and include a number of major international oil and chemical companies. In the market for ketones, its main competitors are ExxonMobil, Shell Chemicals and Ineos. In the alcohols market, its main competitors are BP Chemicals, Shell Chemicals, Dow Chemicals Company, Celanese and Equistar. In the market for acetates and acids, its main competitors include Celanese, Eastman and BP Chemicals.

Other Activities

Sasol Wax International AG (“Sasol Wax”)

Sasol Wax, our wholly owned wax operation, produces and markets wax and wax-related products to commodity and specialty wax markets globally. It manufactures crude oil-derived paraffin waxes, as well as synthetic waxes produced on the basis of our Fischer-Tropsch technology. Sasol Wax has its head office in Hamburg and employs 990 people globally. In 2005, it had a global external turnover of R3.9 billion.

Products and activities.   The overall volume of products marketed amounts to 822 Ktpa of which 27% are products derived from the Fischer-Tropsch process. The main product portfolio includes paraffin waxes, both fully refined and semi-refined, produced and marketed in various grades, as well as Fischer-Tropsch-based synthetic waxes which include the Fischer-Tropsch-derived hard wax (melting point range 80°C and higher), the Fischer-Tropsch-derived medium wax (melting point range 30-80°C) and liquid paraffins in the carbon range C5 through C20. Various specialty blends of waxes are also produced and marketed. Sasol Wax continues to develop niche markets for higher-value specialty waxes, such as those used by the food, cosmetics, pharmaceutical, construction-board and adhesive industries. Demand for our liquid paraffins for environmentally preferred drilling fluids has been growing in the Gulf of Mexico following the introduction of more stringent US Environmental Protection Agency specifications for drilling fluids and other oilfield chemicals. The European wax emulsion business has annual sales of about 37.5 million euro. We produce, as a result, about 106 Ktpa of wax emulsion at facilities in the UK, Austria, and Germany.

The main production assets of this division are located in Hamburg, Germany; Sasolburg and Durban, South Africa; Pass Christian, Mississippi; and Oakland, California, in the United States.

Our plant in Hamburg has a production and blending capacity for paraffin wax of 300 Ktpa. It purchases slack wax feedstock from numerous lube-oil-producing refineries predominantly in Western Europe and from Eastern Europe and Africa. We initially de-oil slack waxes to fully or semi-refined quality and fully hydrogenate all final products. Subsequently, various product blends are produced. Products are sold either in liquid bulk or in solidified form. This operation has a trading activity of about 100 Ktpa.

Our plant in Sasolburg operates Fischer-Tropsch-based technology for the production of synthetic waxes. It used coal-derived syngas as feedstock, which was changed to Mozambican natural gas as from July 2004. We own and operate a wax plant integrated in the Engen refinery in Durban, South Africa. This plant produces wax blends predominantly for the South African and other African candle industries. The production capacity of the South African based wax plants amounts to 240 Ktpa of Fischer-Tropsch-derived products, of which 70 Ktpa are hard waxes, 80 Ktpa medium waxes, 30 Ktpa waxy oils and 60 Ktpa liquid paraffins.

We also operate a major candle factory located in Johannesburg with a capacity of up to 30 Ktpa, which represents approximately 40% of the South African candle industry market.

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

Sasol Wax

Production Capacity

Product	Facilities location	Total
		(Ktpa)
Paraffin wax	Germany	300
FT Hard wax	South Africa	70
FT Medium wax	South Africa	80
Waxy oils	South Africa	30
Liquid Paraffins	South Africa	60
Semi-refined paraffin wax	South Africa	30
Specialty wax blends	Germany, the United States and The Netherlands	80
Wax emulsion	Europe	100

Markets and competition.   The division markets its products globally, but its main markets are in Europe and the United States. In both Europe and the United States, approximately 50% of paraffin waxes are sold to candle manufacturing companies and the balance is sold to numerous industries, including rubber and tire, cosmetics, adhesives and surface coatings industries. Fischer-Tropsch-derived hard wax production is sold predominantly in the United States and Europe, and also in Asia. Fischer-Tropsch-derived medium waxes and paraffin waxes produced in South Africa are predominantly sold to the candle industry in South Africa.

The overall world market for waxes is estimated at about 3,300 Ktpa and our main competitors in the market are the Chinese producers China Oil and Sinopec. In specialty wax market our competitors are Honeywell’s specialty products and Witco BP Special Products (Owned by H and R Wax Company).

Sasol Wax is currently subject to certain legal proceedings regarding alleged anticompetitive behavior. See “Item 4B.—Business Overview”.

Sasol Nitro

Sasol Nitro, our nitrogenous products division, manufactures and markets ammonia, fertilizers, commercial explosives and related products. The division also markets ammonia, sulfur and specialty gases produced by other Sasol divisions. All production activities are located in South Africa. The division focuses on supplying the Southern African market, with selective exports of fertilizers, ammonium nitrate-based explosives and explosives accessories.

Main products.   The division’s product portfolio includes:

•       ammonia;

•       nitric acid;

•       ammonium nitrate solution;

•       sulfuric acid;

•       high purity hydrogen;

•       phosphoric acid and phosphate derivatives;

•       various grades of fertilizer;

•       explosives-grade ammonium nitrate;

•       various packaged explosives; and

•       explosive accessories, including non electric initiation systems with joint venture Sasol Dyno Nobel and electronic initiations systems. The electronic initiation systems are manufactured exclusively for Australian based Orica Explosives.

Production facilities.   All production facilities of Sasol Nitro are located in South Africa.

Our 330 Ktpa ammonia plant in Sasolburg uses natural gas as feed stock. This plant also produces high purity hydrogen that is sold to the oil and metal refining industries in South Africa. We also derive 330 Ktpa of ammonia as a by-product from coal gasification in Secunda.

Sasol Nitro operates two nitric acid plants. The smaller 315 Ktpa unit in Sasolburg is linked to a downstream ammonium nitrate plant. The ammonium nitrate produced in Sasolburg is used mainly for the production of explosive grade low-density ammonium nitrate. The 470 Ktpa nitric acid plant in Secunda supplies a downstream ammonium nitrate plant linked to a 500 Ktpa granulation facility that produces limestone ammonium nitrate and various other grades containing nitrogen, phosphorus and potassium. Ammonium nitrate for industrial use is sourced from both sites.

In Phalaborwa adjacent to the phosphate rock mine of Foskor Limited (“Foskor”), Sasol Nitro operates a 325 Ktpa phosphoric acid plant, of which 100 Ktpa capacity has been mothballed since 2004 due to adverse market conditions. The rock is of igneous origin and therefore low in cadmium and organic material, which makes it highly suitable for industrial and food-grade applications. Phosphoric acid is used within our group for the production of fertilizers and sodium tri-polyphosphate, sold to other local manufacturers of fertilizers and animal feeds and limited volumes are exported to Japan and the United Arab Emirates.

An increase in the phosphate rock price, coupled with the strong rand and adverse market conditions, led to a decision to exit the under performing phosphoric acid business. An in principle agreement was reached with Foskor whereby Foskor will purchase Sasol Nitro’s phosphoric acid manufacturing assets at Phalaborwa. The transaction is currently awaiting approval from the Competition Authorities.

Sasol Nitro also manufactures bulk explosives at various mining sites and cartridged explosives in Secunda and Ekandustria. Non-electric initiation systems are manufactured in a joint venture with Dyno Nobel and electronic initiation systems are manufactured for exclusive supply to Orica Explosives.

Sasol Nitro

Production Capacities

Product	Total	South Africa
	(Ktpa)
Ammonia(1)	660	•
Sulfur	205	•
Granular and liquid fertilizers	700	•
Fertilizers bulk blending	905	•
Phosphates(2)	325	•
Explosives	300	•

(1)           Includes volumes produced by Sasol Synfuels.

(2)           Includes 100 Ktpa mothballed capacity at Phalaborwa.

•                      Indication of the geographical location of the production capacity.

Markets and competition.   Sasol Nitro focuses primarily on the Southern African market, with exports of explosives grade ammonium nitrate, phosphoric acid and fertilizers. About half of the 660 Ktpa total ammonia product is used within the group to produce ammonium nitrate-based fertilizers and explosives. The balance is sold mainly to other South African explosives manufacturers with small quantities made available for industrial usage in chemical manufacture and mineral beneficiation.

Sasol Nitro is the only ammonia producer in South Africa. About 15% of South Africa’s ammonia requirement in 2005 was imported. Omnia and AECI are our two major customers for ammonia and compete in the downstream and explosives markets. We have entered into market-related contractual arrangements with these customers.

Products are supplied mainly to the Southern African market, with limited deep sea exports of phosphoric acid. Urea, an alternative to ammonium nitrate based fertilizers, is not manufactured in South Africa but is imported in large quantities. During 2005 local manufactures of ammonium nitrate based fertilizers benefited from firm international Urea prices and strong demand from the Southern African market. The expected softening in international Urea prices is likely to put pressure on the margins of local manufacturers during 2006. In addition, the combined impacts of a drastic increase in the South African maize surplus and sustained low export prices for maize is likely to have a significant negative impact on maize plantings for the 2005/2006 season and thereby also the demand for fertilizers in Southern Africa.

Explosive products are supplied mainly to the Southern African market, with exports of explosives grade ammonium nitrate mainly to Australia. Some quantities of cartridged explosives are also exported to other African countries. Due to a global shortage of explosives grade ammonium nitrate, exports increased significantly during 2005 and are expected to remain at these higher levels during 2006. The market for explosives accessories in South Africa is significant with large quantities of detonators required for extensive mining activities. Turnover and profits of the Sasol Dyno Nobel joint venture reached record levels, mainly as a result of growth into niche markets. Following the sale of the UNI Tronic™ technology and marketing rights to Orica Explosives along with an associated supply agreement, our electronic detonator business posted a profit for the first time in its history.

The South African explosives market remains very competitive and prices are amongst the lowest worldwide.

The disposal of Sasol’s 51% shareholding in Sasol Southwest Energy during October 2004 represented the culmination of Sasol Nitro’s strategy to exit non-core offshore investments in order to focus on the local market.

Sasol Nitro is currently subject to certain legal proceedings. See “Item 4B.—Business Overview”.

Sasol Infrachem

The changeover from coal gasification to natural gas reforming at Sasolburg towards the end of the previous year went smoothly for Sasol Infrachem with both autothermal reformers being fully operational from July 2005 onwards. Production during the year, however, alternated between prolonged periods of stable operations and shorter downtimes to resolve technical shortcomings that limited the full use of the reformers.

In July 2004, the coal gasification facilities were temporarily recommissioned to support gas supply to the customers while the complex control systems were refined and the flanged-gas feed lines on both reformers changed to welded lines to eliminate any possibility of gas leakages. The coal gasification facilities were finally decommissioned in February 2005.

In May 2005, cracks were detected in the piping of the heaters on the natural gas pre-heaters. Safety considerations led to the simultaneous decommissioning of the reformers and the resultant cessation of reforming for about four weeks. With the support of the coal gasification facilities, gas production, in spite of the interruptions, was 103% of the target for the year. In June 2005, the reformers were again operating at normal design parameters. The reformers are owned by Sasol Gas, but operated under contract on its behalf by Sasol Infrachem.

As a result of these unforeseen interruptions, turnover dropped by 11.8% from R2,329 million to R2,055 million. Year-on-year, gas production declined from 53.2 million coal-based gigajoules (“GJ”) to 25.9 million natural gas-based GJ and 12.5 million coal-based GJ, a total of 38.4 million GJ. Sasol Infrachem is planning to increase the natural gas-based gas production in the year ahead to about 35.4 million GJ in line with projected downstream demand from the other Sasol chemical businesses that depend on syngas.

The envisaged environmental benefits of converting from coal to natural gas are being realised, and audited results of the Sasolburg plant’s substantial reduction in emissions to air (including hydrogen sulphide, carbon dioxide, nitrous oxides and volatile organic compounds) will be reported in Sasol’s separate sustainable development report, which is available on Sasol’s website “www.sasol.com”. Sasol Infrachem also has commenced a large project to rehabilitate the legacy sites associated with coal gasification, including the ash dump and tar residue pits.

The utilities and services division of Sasol Infrachem had a profitable year. Sasol Infrachem has expanded its utility infrastructure to accommodate the water, steam and electricity requirements of the new Poly 3 polyethylene plant (part of Project Turbo) under construction at Sasolburg. The business also completed a major project to enhance the reliability of electricity supply to the Sasol One and Sasol Midland sites at Sasolburg

Merisol

Merisol is a joint venture company formed in 1997 by the merger of Sasol Phenolics with the phenolics activities of Merichem Company, based in Houston, Texas. We and Merichem each own 50% of Merisol. Merisol has a strong presence in the global market for natural phenolics and cresylics with manufacturing facilities in Houston, Sasolburg and Oil City, Pennsylvania. Merisol has an interest in the production of synthetic, meta,para-cresol through a 50:50 manufacturing joint venture with Sumitomo Chemicals. Merisol also has a 20:80 venture (Merisol holding 20%) with Chang Chun of Taiwan for the production in Sasolburg of ortho-cresol novolac, a precursor to high-performance epoxy resins used for encapsulating memory and processor chips. Merisol is the supplier of ortho-cresol feedstock to this plant.

Products and activities.   Natural phenolics are products related to phenol, which are derived as by-products of coal gasification, coal carbonization and certain petroleum refining processes and are recovered for purification and separation. Merisol manufactures the pure products, phenol, ortho-cresol, meta-cresol and para-cresol, and a diverse range of blended products, consisting of mixtures of phenol, cresols, xylenols and other phenol derivatives. These blends are known collectively as cresylic acids. Both the Sasolburg and Houston plants produce phenol and ortho-cresol and cresylic acids. The Houston plant uses proprietary separation technologies to produce high-purity meta, para-cresol and pure meta-cresol and para-cresol, making Merisol one of the few producers of all of these products in the world.

Merisol’s Sasolburg plant uses feedstock from our coal gasification activities at Secunda. At Houston, Merisol uses a more diverse feedstock mix from coal gasification and coal carbonization. Petroleum refining sources are declining in significance as refining practices in the United States change due to environmental regulations. Merisol also transfers semi-refined feedstock from Sasolburg to Houston.

Merisol owns a butylation plant at Oil City, Pennsylvania, producing di-butyl para-cresol and meta-cresol from meta,para-cresol and pure para-cresol feedstock made by Merisol at its Houston plant.

Merisol
Production Capacity

Products	Facilities location	Total
		(Ktpa)
Phenol	South Africa, United States	45
Ortho-cresol	South Africa, United States	15
Meta-cresol and para-cresol	United States	16
Pure meta,para-cresol	United States	30
Cresylic acids and xylenols	South Africa, United States	28
High-boiling tar acids	United States	4
Butylated products	United States	13

Merisol completed the first and major part of its R400 million project to expand and improve feedstock recovery and processing operations. This part of the investment includes a new Sasolburg plant to extract and refine additional volumes of Secunda depitched tar acids to enable Merisol to grow with future market demand and compensate for the decrease of other feedstock globally. Following the successful completion of the new Sasolburg plant, the Houston operations will be streamlined in the 2006 year to enable Merisol to rationalize production at its Houston site.

Markets and competition.   Merisol markets its products worldwide through sales offices in the United Kingdom, Hong Kong, the United States of America and in South Africa. Markets are served from product inventories held in Rotterdam, for the European market, in Houston, for the US market and in Taiwan and Sasolburg for most other markets.

The pure products, phenol, ortho-cresol, meta-cresol and para-cresol are sold in competition with synthetically produced equivalents. In the phenol market, Merisol is relatively small in the global market, but strong in the South African market and in selected niche markets elsewhere.

In cresols and cresylic acids, Merisol supplies major shares of the global markets for:

•       ortho-cresol, where the main competitors include General Electric, Lanxess, Nippon Steel Chemicals, Rütgers-Chemicals and Deza;

•       meta-cresol, where the main competitors include Lanxess, Honshu Chemical and Sumitomo Chemicals;

•       para-cresol, where the main competitors include Degussa, Konan Chemical, Atul Chemicals  and various Chinese producers;

•       high-purity meta,para-cresol, where the main competitors include Mitsui Chemicals, Lanxess and Sumitomo Chemicals; and

•       wire enamel solvents where the main competitors are Rütgers-Chemicals, Deza,  C-chem and Mitsui Chemicals.

Merisol derives about 76% of its turnover from the United States, European and the Far East markets and the balance from other regions

Sasol Petroleum International—Petroleum Exploration and Production

Based in Johannesburg and founded in 1995, SPI is responsible for our expanding international upstream interests in oil and gas exploration and production activities. SPI also concentrates on high-potential areas in West and Southern Africa and invests in partnerships with international oil and gas companies. SPI has its international office in London, where it is co-located with the offices of Sasol Chevron, and has responsibility for the West African and Middle East exploration and production activities. For full financial detail refer to supplemental oil and gas information to “Item 18—Financial Statements” for further disclosures of oil and gas operations.

Mozambique.   During 2000 and 2001 landmark agreements were signed with the government of Mozambique for the development of natural gas fields, including the construction of a pipeline for the South African gas market. Our 70:30 partnership of Sasol Petroleum Temane Limitada with Companhia Moçambicana de Hidrocarbonetos was granted rights by the government of Mozambique for the development, production and disposition of the reserves of petroleum located in the Temane and Pande field reservoirs in Mozambique. It is currently estimated that Sasol has, as at 30 June 2005, proved Mozambican net gas reserves of about 1,368 billion cubic feet (“bcf”) and 7.3 million barrels of condensate. These reserves are estimated to provide a steady stream of gas over 25 years on the basis of projected production and consumption rates.

Sasol’s Temane and Pande production and exploration rights cover an area of 16,540 km2. The program to develop 11 interlinked production wells in the Temane field was completed in January 2004. The program to develop additional production wells in the neighboring Pande field is likely to start during 2007. By this time it is expected that the gas pressure in the Temane wells will be similar to that of the Pande wells.

In an effort to extend the projected lifespan of the current Temane and Pande gas reserves and to provide gas for higher production rates, SPI continues to explore for additional reserves in the Temane and Pande region.

The second exploration period was entered on 26 October 2004 and will run for 3 years to 25 October 2007. This entails having to acquire, process and evaluate 900 kilometers of 2D seismic data.

In addition SPI has successfully negotiated and signed up an Exploration and Production concession Contract on Blocks 16/19 offshore Mozambique with effective date 1 July 2005. During the initial exploration period of 2 years it will be committed to acquire, process and evaluate 2,600 kilometers of new 2D seismic.

South Africa.   SPI, has a prospecting sub-lease agreement with the South African Petroleum Agency and the Ministry of Minerals and Energy over Block 3A/4A off South Africa’s west coast. The agreement covers an area of 28,395 km2 in shallow Atlantic waters up to a depth of about 300 meters. During the year it concluded a farm-out agreement which grants BHP Billiton Limited (“BHP Billiton”) a 90% interest in the block with SPI retaining the remaining 10% and operatorship. Reprocessing of 3D seismic are in progress with BHP Billiton.

Gabon.   In Gabon, SPI holds a 27.75% interest in a partnership with Vaalco Gabon (28.07%), Pan African Energy (31.36%), PetroEnergy Resources (2.34%), Energy Resources Japan (Etame) (2.98%) and Tullow Oil (7.5%) for the exploration, development, production and disposition of hydrocarbons in the Etame block. The partnership has been awarded a production license by the Gabonese government and the Etame oilfield is currently in production. Oil commenced flowing in September 2002 at a gross production rate of approximately 15,000 bpd and has ramped up to approximately 18,500 bpd at year end. Subsequent to 30 June 2005 an additional production well ( ET-6H ) was drilled and was brought into production during July 2005. Exploration and appraisal drilling during the previous year resulted in the discovery of two additional oil accumulations, Ebouri and Avouma, in the Etame license. During the year a development plan for the Avouma field was approved by partners and the government. Currently no firm plan exists for the development of the Ebouri field although appraisal studies continue. No costs have been capitalized to date.

Immediately south of the Etame oil field, SPI holds a 50% interest together with Premier Oil (25%) and Perenco (25%) in the Dussafu block (formerly Phenix). SPI is the operator for the Dussafu venture and oversaw the drilling of the exploration well in the first half of the reported year. With the failure of the well to identify any hydrocarbons, and the expiry of the first exploration period, SPI negotiated a one year extension on the license. Current effort revolves around a thorough evaluation of the 3 existing discoveries that were abandoned by previous licensees.

Equatorial Guinea.   In Equatorial Guinea, SPI holds a 10% interest in Block L with Chevron (45%)  Amerada Hess (25%) and  Tullow Oil (20%) . This block carries no outstanding obligations on the current exploration phase. Partners have secured a farm-out agreement of 50% which would ensure entry into the next phase of exploration. During the year SPI took a strategic decision not to exercise the option held over Block I for a 40% interest, resulting in our exit from the block. SPI decided to withdraw from its 20% interest in Block H after the drilling of a dry well (Bravo H-1) in the previous year.

Nigeria.   Through our relationship with Chevron we have gained entry into some highly prospective exploration acreage in Nigeria. In OML 214 Sasol Petroleum has been offered a 5% interest in the permit. The farm-in has received all of the necessary approvals but still awaits Nigerian governmental ratification. An exploration well was spudded during July 2005 and the results are in the process of being evaluated. In OML 249 SPI holds a 3.75% interest after all approvals were received in June 2005. The Aparo-3 well has proved an extension of the adjacent SW Bonga field into our block. A combined development is under consideration. Appraisal drilling was conducted on the N’siko discovery and development options are under consideration. In OML 247 SPI has been offered a 6% interest in the permit. The farm-in has received all of the necessary approvals but still awaits Nigerian governmental ratification. A further opportunity to take up a 5.1% interest in Block 1 of the Nigeria/Sao Tome Principe JDZ is currently receiving consideration.

Middle East.   SPI is also working to help capture upstream positions for Sasol’s GTL projects and in this regard are looking at opportunities in the Middle East. Upstream involvement supports the goal to be active in the entire value chain of the projects and helps to secure the delivery of the upstream resource for the GTL plant in the downstream through an integrated project approach.

We have commenced with a project to ensure compliance with the requirements of Section 404 of the Sarbanes-Oxley Act. Whilst this project is, with the exception of SPI, in the process of being finalised, there were no material weaknesses or significant deficiencies reported to the board for the year ended 30 June 2005. SPI has gone through substantial growth over the past few years with the result that systems, procedures and infrastructure did not keep pace with the growth in the business and its associated demands. SPI has embarked on a Business Process and Controls (“BPC”) Project through which processes are re-engineered, formalized and the necessary controls implemented in conjunction with a SAP implementation. As a result an assessment has not yet been performed and material weaknesses and significant deficiencies have not been formally listed due to it being considered inappropriate at this stage in view of the project SPI has embarked on. The requirements of Section 404 of the Sarbanes-Oxley Act are however being taken into account as part of the project. This project, as well as a final assessment, will be completed during the first half of calendar year 2006, after completion of the BPC project.

Sasol Technology—Research and Development

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

Our research and development functions.   Our central research and development division employs over 500 people in South Africa who focus on fundamental research, while our decentralized division consists of various areas focusing on applications. The phased expansion and modernization of the Sasolburg research and development facilities is progressing with the first two of three phases completed. We are undertaking a research and development expansion and modernization program which aims to:

•       achieve infrastructure enhancement through enabling the future installation of new pilot-plants in order to expand operational efficiency and flexibility;

•       allow the relocation, upgrading and full integration of existing pilot plants;

•       install modern process control systems; and

•       improve the information generated.

We initiated this program after the completion of a comprehensive exercise to benchmark the structure, equipment and performance of our research and development facilities against those of other international organizations. The enhanced facilities will create the opportunity to commercialize new and improved petrochemical processes more effectively. The third phase has commenced and is expected to be completed by the end of 2006.

The central research function has a full suite of state-of-the-art pilot plants to support both current and future technology being developed. The central research team has highly skilled employees, of whom approximately 70% have a university qualification and over 110 employees hold a doctorate in chemistry or engineering.

We also conduct our research activities through external alliances and research collaborations with over 100 research institutions, consortia and universities worldwide. In addition, strong emphasis is placed on training; as a result of this at least 20 of our employees from South Africa are at any given time studying abroad in a continuing effort to ensure top level in-house research competency.

Fundamental research activities.   Among our noteworthy research and development successes over the past decade is the development of the Slurry Phase and Advanced Synthol reactors, the development of the proprietary cobalt catalyst, the low temperature Fischer-Tropsch process, recarburized carbon, and ethylene trimerization.

A significant part of our research focuses on supporting our CTL and GTL technologies and associated products. This includes research on coal gasification and gasification products, syngas conversion through the application of Fischer-Tropsch and research relating to adding value to Fischer-Tropsch-derived products. Catalysis research includes the development of both iron- and cobalt-based proprietary Fischer-Tropsch catalysts and we have already commenced manufacture of our cobalt catalyst through a joint venture with Engelhard Corp. Through Sasol Technology, we have progressed in developing the second generation of our integrated Sasol SPD™ process to convert natural gas into a clean-burning synthetic fraction of diesel and other premium- grade products. In time, we plan to integrate some of the experience gained from operating the Nigerian and Qatari GTL plants which are under development into the new-generation Sasol SPD™ process. Sasol Technology is also investigating chemical expansion opportunities based on GTL plants. In particular, the fuel products of our GTL plants, including the Oryx plant, can be diverted towards the production of chemicals. As was the case with chemical production at Secunda, unique beneficiation technologies are being developed.

A wax hydroprocessor was commissioned in 2003 and has been linked to our established 100 bpd Fischer-Tropsch demonstration unit. It is being used to demonstrate catalyst performance and to produce, from mixed wax and light-hydrocarbons, a GTL diesel for testing.

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

Over the years, we have developed a strong competency in purification in order to extract high value alpha olefins from Fischer-Tropsch products. This has helped us successfully develop purification processes for 1-pentene, 1-hexene, 1-heptene and 1-octene products, which allow us to apply them as co-monomers in polymers. Ongoing studies include those dedicated to the commercial viability of exploiting metathesis and other processes to convert odd-number alpha olefins (such as 1-pentene and 1-heptene) into even-numbered counterparts (such as 1-hexene and 1-octene), which are in far greater demand. Sasol Technology is also focused on improving hydroformylation as an alternative process for producing specialty alcohols from olefins. Sasol Technology has also been successful in further increasing the purities of hexene and octene co-monomers to enable their optimal application with new-generation polyolefin catalyst systems. In order to benefit from the projected demand growth in global markets for 1-hexene and 1-octene, we are investigating various potential production routes, including ethylene trimerization and ethylene tetramerisation.

The derivation of Fischer-Tropsch feedstreams is also a high priority. To support this focus, we have developed our competency in homogenous catalysis. Our in-house skills were leveraged through a laboratory that we established at St. Andrews University in Scotland, which, when fully operational, will comprise 25 highly qualified scientists. The focus is currently on hydroformylation of olefins to produce a range of alcohols. We recently applied hydroformylation at a commercial scale to produce detergent range alcohols. Carbonylation of alpha olefins is another area where we are investigating homogenous catalysis. Other derivatization technologies include the use of oxidation of olefins and paraffins.

Research focused on the reduction of our operations’ environmental footprint includes water treatment and purification. In this regard, special attention is given to water utilization, given the location of some of our current and future plants in semi-arid areas. We follow an integrated approach toward optimization of current processes focusing, among others, on energy efficiency, emissions and water utilization. End of pipe solutions include technology such as microbial treatment processes and desalination technology, which has already been tested and implemented.

We continue to focus on identifying and implementing new technologies, which can help reduce production cost. This includes research focusing on the application of catalytic distillation in various new and existing processes.

Renewable and alternative fuels are fast becoming important for future competitive strategies. Sasol Technology is investigating biodiesel and fuel cells. We are also experimenting with the formulation and performance of biodiesels derived from soya beans as well as from Fischer-Tropsch applied on biomass derived syngas. We expect that Sasol will be able to produce high-quality biodiesels based on renewable resources for potential use as a future fuel blend stock.

We have implemented techniques such as computational chemistry and will embark on using combinatorial chemistry during 2006, on a smaller scale, in order to improve productivity and speed up our technology development efforts.

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

•       Solvents, based in South Africa and Germany;

•       Sasol LFB research and development, based in Sasolburg;

•       Sasol Polymers Technical Support Group, based in Modderfontein, South Africa.

Approximately 70% of our applications research division relates to specific customer-requested research, which illustrates our commitment to meeting our customers’ changing requirements. We acquired this customer-driven research and development capability, especially in the areas of surfactants, inorganic specialties and LABs, through the Sasol Chemie acquisition. This complemented our existing applications research and development capabilities in South Africa, which primarily related to fuel applications and wax research, conducted in conjunction with Sasol Wax in Germany. Following the integration of Sasol Chemie into our group there is strong interaction between our South African research operations and those of Sasol Chemie

African Amines

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

Legal Proceedings

The EDC pipeline litigation. Sasol North America Inc. (“Sasol NA”) had numerous separate pending cases which originated as a result of a 1994 rupture of the Conoco ethylene dichloride (“EDC”) pipeline connecting Conoco’s dock the Sasol NA’s vinyl chloride monomer plant in the United States of America. Plaintiffs sought compensatory and punitive damages as a result of alleged exposure to EDC while employed as contractors, hired by Conoco, to clean up the EDC. As of 30 June 2005 there is a class action and 13 lawsuits brought by approximately 500 plaintiffs pending. Sasol NA has successfully obtained a substantial amount of insurance cover from the costs incurred in connection with this litigation but is not seeking additional coverage.

Under the Asset and Share Purchase agreement with RWE-DEA for the acquisition of Condea, the costs in respect of the EDC pipeline cases are reimbursable by RWE-DEA less insurance and tax benefits.

Sulfur dioxide litigation.   During January 2003 Sasol NA and ConocoPhillips refinery released a quantity of sulfur dioxide to the environment as a result of a power outage in the ConocoPhillips Lake Charles refinery. Lawsuits were filed against ConocoPhillips and Sasol NA has since been added as a defendant. At 30 June 2005 more than 600 lawsuits had been filed on behalf of more than 20,000 plaintiffs. ConocoPhillips and Sasol NA are jointly defending the lawsuits and Sasol NA’s liability for defense and settlement costs has been limited, by agreement, to an amount not material for group purposes.

Almatis litigation.   Almatis Inc. filed a suit against Sasol Olefins and Surfactants, Germany , and Sasol NA in March 2005 alleging breach of a 2001 alumina supply contract as well as monopolization and price discrimination in the high purity alumina market resulting in damages totaling US$60 million. In September 2005 Almatis Inc. dismissed its suit without prejudice to refiling in the future.

Yellow Rock litigation.   In July 2005 Sasol NA received notice of suit by Yellow Rock LLC alleging over US$1 million in damages and seeking an injunction that would require Sasol NA to remove its ethylene from Salt Storage Dome 1-A in Sulfur, Louisiana near the Lake Charles Chemical Complex. The suit alleges that in winter 2004 the Dome 1-A was leaking ethylene and caused the “blow out” of an oil and gas exploration well being drilled by Yellow Rock. A well integrity assessment performed by an independent consultant in early 2005 had concluded that the Dome 1-A  was not leaking. These results were conveyed to Yellow Rock and were signed off on by the Louisiana Department of Natural Resources, but did not deter the filing of suit.

Fly Ash Plant.   Sasol Synfuels (Pty) Limited is in legal proceedings with regard to the operation of a plant in Secunda. Ashcor has claimed damages of R313 million relating to their inability to develop their business and a projected loss of future cash flows. The trial was postponed part-heard after a three week trial period. The trial is in progress.

Retail filling station guidelines.   The Gauteng Department of Agriculture Conservation and Environment (“DACE”) has developed guidelines relating to the development and upgrading of filling stations within the Gauteng region in South Africa which constrain the development of filling stations. A number of applications for authorization for filling stations in which Sasol LFB has an interest have been rejected. A number of appeals were lodged, one of which was taken on review to the High Court. Sasol was successful insofar as the court found that DACE had relied on inappropriate and irrelevant considerations in coming to its decision. The State took the matter on appeal to the Supreme Court of Appeal and the appeal was successful.

Joel Nagashigo and others.   A class action was filed before the Supreme Court of the State of New York, County of New York, by an undisclosed number of plaintiffs (represented by attorney Edward Fagan) who each claimed US$1 million plus punitive damages of US$5 million in respect of claims based on negligence, product liability, failure to warn of dangers and emotional distress together with actual damages for past and future medical expenses. Sasol Limited and Natref and other non Sasol companies were cited as defendants. It was not clear from the summons what the factual foundations of the claim were.  During December 2004 the court dismissed the complaint against Sasol Limited and Natref for lack of personal jurisdiction and on the basis of inconvenient forum.

Dorothy Molefi and others.   Certain plaintiffs sued Sasol Limited and Natref and various other defendants in two claims in the United States District Court. The plaintiffs are represented by attorney Edward Fagan. These claims are similar to many served against a large number of multi-national corporations worldwide. The claims against Sasol Limited were consolidated with other related claims against many other multi-national corporations before the Federal Court of New York. In November 2004 the plaintiffs’ claims in the related cases were dismissed.

Nationwide Poles.   The Competition Commission received a complaint against Sasol Oil (Pty) Limited (Carbo-Tar division) in April 2003. The complaint was referred by the plaintiff to the Competition Tribunal. The Competition Tribunal found against Sasol that during the period of the complaint Sasol was a dominant firm whose conduct met the test required in establishing prohibited price discrimination. The company filed a notice of appeal and the appeal was heard by the Competition Appeal Court during September 2005. We are currently awaiting the outcome of the appeal.

Nutri-Flo.   The Competition Commission alleges that Sasol, Omnia and Kynoch have engaged in price fixing or market sharing agreements and has decided to refer its findings to the Competition Tribunal. The Commission has recommended the imposition of an administrative penalty of 10% on turnover. Should the maximum fine be imposed on the basis of the fertilizer and ammonia turnover of Sasol Nitro, the fine would be in the order of R320 million. Sasol has applied to the Competition Appeal Court to have the referral set aside on the basis that a substantially similar complaint was previously rejected by the Commission and Sasol believes the Commission did not comply with certain requirements of the Competition Act in carrying out its investigation. The application was heard in September 2005, we are currently awaiting the outcome of the appeal.

Sasol Wax.   On 28 and 29 April 2005 the European Commission conducted an investigation at the offices of Sasol Wax International AG and its subsidiary Sasol Wax GmbH, both located in Hamburg, Germany. A parallel investigation is being conducted by the US Department of Justice in the United States. On 28 April 2005 Sasol Wax Americas Inc. received a subpoena for information from the United States District Court regarding its wax sales activities. The investigations in the US and the European Union arise from alleged anticompetitive behaviour among industry members in the paraffin wax industry. Sasol Wax is co-operating with the competition authorities in the US and in the European Union in order to clarify this issue.

Profert.   A plaintiff filed a complaint against Sasol Nitro alleging that Sasol was engaged in an exclusionary act by refusing to supply goods to the plaintiff. Submissions were made to the Competition Commission to the effect that during 2002, Sasol was unable to supply the product to the plaintiff due to product shortages, that it is not dominant in the supply of that product and that it has not engaged in price discrimination.

Uhambo Oil.   On 6 February 2004, Sasol announced that it and Petronas were in discussions concerning the combination of Sasol LFB and Petronas’ South African liquid fuels business, Engen, in a joint venture to create a leading South African liquid fuels business. The new liquid fuels business will be effected by way of a joint venture, Uhambo Oil, in which Sasol and Petronas will each have an equal 37.5% interest and in which Black Economic Empowerment partners (both existing and new) will hold a combined 25% interest. The Definitive Agreements were signed on 1 November 2004. The transaction is subject to approval by the South African Competition Authorities. The Competition Commission has made a conditional positive recommendation to the Competition Tribunal. The Competition Tribunal hearing of this matter is scheduled to take place in October 2005. A decision by the Competition Tribunal is expected by the end of 2005. Approval of the transaction by the European Commission was granted in mid-February 2005.

Sale of Phosphoric Acid production assets.   Sasol Chemical Industries Limited has agreed to sell its phosphoric acid production plant in Phalaborwa as well as storage assets located in Richards Bay to Foskor Limited, failing which it intends to shut the plant for financial reasons. In terms of competition laws, the sale is considered a large merger that is notifiable to the competition authorities. The merger has been filed with such authorities for assessment and is currently being investigated by the authorities.

Other.   From time to time Sasol companies are involved in other litigation and administrative proceedings in the normal course of business. Although the outcome of these proceedings and claims cannot be predicted with certainty, the company does not believe that the outcome of any of these cases would have a material effect on the group’s financial results.

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

Regulation

The majority of our operations are based in South Africa, but we also operate in numerous other countries throughout the world. In South Africa, we operate coal mines and a number of plants and facilities for the storage, processing and transportation of raw materials, products and wastes related to coal, oil, chemicals and gas. These facilities and the respective operations are subject to various laws and regulations that may become more stringent and may, in some cases, affect our business, operating results, cash flows and financial condition.

Regulation of Mining Activities in South Africa

The Minerals Act.   For the period up to 30 April 2004, all mineral rights, encompassing the right to prospect and mine, were held, either privately or by the government of South Africa. Ownership of private mineral rights were held through title deeds and constitutes real rights in land, which are enforceable against any third party. Prospecting and mining were regulated by the Minerals Act and South African common law. The Minerals Act regulated the prospecting for and the optimal exploitation, processing and utilization of minerals, in addition to imposing reclamation requirements on prospecting and mining operations. The Act required that anyone undertaking prospecting or mining operations had to compile an environmental management program and to provide for the environmental impact of the proposed prospecting or mining activities. This program had to be approved by the relevant Director of Mineral Development. The Minerals Act has subsequently been repealed by the implementation of the Mineral and Petroleum Resources Development Act (Act 28 of 2002), which came into effect on 1 May 2004.

Under the Minerals Act, we owned all the coal rights for the properties over which we have mining authorizations, except for small tracts of land at Secunda, which were owned by the government of South Africa and for which we have obtained the government’s consent to mine in consideration for the payment of a royalty per ton of coal mined from those properties.

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

The rights described in these three categories are defined as Old Order rights. Under category (a), the holders of privately-held mineral rights had to apply for a prospecting or mining right in their own names to replace their existing mineral rights by 30 April 2005. Under categories (b) and (c), any prospecting permit or mining authorization granted under the previous legislation would continue to be valid for a maximum period of 2 or 5 calendar years from enactment, respectively. After the lapse of the one-year period referred to in category (a) and the respective periods in categories (b) and (c), respectively, the mineral rights will cease to exist. Within these periods, the holders of mineral rights and prospecting permits or mining authorizations, in order to continue with their mining or prospecting operations, must apply for a new prospecting right or mining right in respect of category (a) and for conversion to new prospecting or mining rights in respect of categories (b) and (c).

Under the Act, prospecting rights will be granted for an initial maximum period of 5 calendar years, and could be renewed once, upon application, for a period not exceeding 3 calendar years. Mining rights will be valid for a maximum period of 30 calendar years, and could be renewed, upon application, for further periods, each not exceeding 30 calendar years. Provision is made for the grant of retention permits, which would have a maximum term of 3 calendar years and could be renewed once upon application for a further 2 calendar years.

A wide range of factors and principles will be taken into account by the Minister of Minerals and Energy when considering these applications. These factors include the applicant’s access to financial resources and appropriate technical ability to conduct the proposed prospecting or mining operation, the environmental impact of the operation and, in the case of prospecting rights, considerations relating to fair competition. Other factors include considerations relevant to promoting employment and the social and economic welfare of all South Africans and showing compliance with the provisions of the Mining Charter for the empowerment of historically disadvantaged persons in the mining industry. See “Item 4.B—Business Overview—Empowerment of Historically Disadvantaged South Africans—The Mining Charter”.

Part II of the Regulations promulgated under the Mineral and Petroleum Resources Development Act, relate to the Social and Labor Plan that must accompany any application for a mining right. The Mining Titles Registration Amendment Act (Act 24 of 2003) and Regulations have been implemented simultaneously with the implementation of the Mineral and Petroleum Resources Development Act. It provides the mechanism to give effect to the provisions of the Mineral and Petroleum Resources Development Act, in particular with regard to the registration of rights under that Act. Draft Regulations under this Bill have also been published for comment.

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

Empowerment of Historically Disadvantaged South Africans

The Liquid Fuels Charter.   In November 2000, following a process of consultation, the Minister of Minerals and Energy and representatives of the companies in the liquid fuels industry, including our company, signed the Liquid Fuels Charter setting out the principles for the empowerment of historically disadvantaged South Africans in the South African petroleum and liquid fuels industry. Uhambo Oil will comply with the 25% equity ownership requirement of the Liquid Fuels Charter through the shareholdings of Tshwarisano and Afric Energy Resources, Engen’s Broad-based Black Economic Empowerment partner, in the joint venture company. If the joint venture is not approved then Tshwarisano would become a 25% equity owner in our liquid fuels business, which will also comply with the Liquid Fuels Charter. See “Item 8.B—Significant Changes”.

The Liquid Fuels Charter requires liquid fuels companies, including Sasol LFB, to ensure that historically disadvantaged South Africans hold at least 25% equity ownership in the South African company of their liquid fuels assets by the year 2010. It also envisages methods of measuring progress on meeting targets set in connection with transformation of ownership.

In addition, the Liquid Fuels Charter requires that historically disadvantaged persons be given preferred supplier status, where possible, in the procurement of supplies, products, goods and services, as well as access to use and ownership of facilities.

The Mining Charter.   In October 2002, the government and representatives of South African mining companies and mineworkers’ unions reached broad agreement on a charter (the Mining Charter), designed to facilitate the participation of historically disadvantaged South Africans in the country’s mining industry. The Charter’s stated objectives include the:

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

The Charter, together with the published scorecard to facilitate the interpretation of and compliance with the Mining Charter, requires mining companies to ensure that historically disadvantaged South Africans hold at least 15% ownership of mining assets or equity in South Africa within 5 calendar years and 26% ownership within 10 calendar years from the enactment of the new Mineral and Petroleum Resources Development Act which was on 1 May 2004. The Charter further specifies that the mining industry is required to assist historically disadvantaged South Africans in securing finance to fund their equity participation up to an amount of R100 billion within the first 5 calendar years after the implementation of the aforementioned Act. Beyond this R100 billion commitment, the Mining Charter requires that participation of historically disadvantaged South Africans should be increased towards the 26% target on a willing-buyer-willing seller basis. See “Item 4.B—Business Overview—Sasol Mining” and “—Economic Empowerment of Historically Disadvantaged South Africans”.

Various principles of the Mining Charter have been incorporated in regulations promulgated by the Minister of Minerals and Energy under the new Mineral and Petroleum Resources Development Act with respect to the South African mining industry. These regulations came into effect on 1 May 2004. We have commenced a process to apply for the conversion of our existing mining licenses under the new Mineral and Petroleum Resources Development Act. See above “New mining legislation may have an adverse effect on our mineral rights”. When considering applications for the conversion of existing mining licenses under the Mineral and Petroleum Resources Development Act, the Minister of Minerals and Energy must take into account, among other factors, the applicant company’s compliance with the Mining Charter. We intend to undertake any appropriate action required to ensure conversion of our existing mining rights under the Mineral and Petroleum Resources Development Act. See above “ Item 4.B—Business Overview—Regulation of Mining Activities in South Africa—The Mineral and Petroleum Resources Development Act”.

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

We are currently in discussions with prospective Black Economic Empowerment mining parties and we believe that we should be able to meet the requirements of the Mining Charter. In any case, we intend to undertake any appropriate action required to obtain conversion of our existing mining rights under the Mineral and Petroleum Resources Development Act.

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

The Restitution of Land Rights Amendment Act became law on February 2004. Under the original Act, in the absence of a court order, the power of the Minister to acquire or expropriate land for restitution purposes is limited to circumstances where an agreement has been reached between the interested parties. The Act would entitle the Minister to expropriate land in the absence of agreement. Such an expropriation could be for restitution or another land reform purposes. Compensation payable to the owner of the land would be subject to the provisions of the Expropriation Act 63 of 1975 and section 25(3) of the Constitution which provides, in general, that compensation must be just and equitable.

Broad-based Black Economic Empowerment Act.   The South African Department of Trade and Industry introduced the Broad-based Black Economic Empowerment Act (“the Act”). The Act’s stated objectives are to:

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

The Act establishes a Black Economic Empowerment Advisory Council (“the Council”) to advise the President on Black Economic Empowerment. In terms of the Act, the Minister of Trade and Industry may issue codes of practice on Black Economic Empowerment, which may include:

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

Codes of Good Practice for Broad-based Black Economic Empowerment.

Draft codes of good practice were issued for comment by the Minister of Trade and Industry in December 2004 in terms of the Act mentioned above. These draft codes are in the process of being amended so as to provide further clarity as to the organization of the codes of good practice.

Progress to date includes the issuing of the following draft codes:

•       Code 000: Framework for the Measurement of Broad-based Black Economic Empowerment

•       Code 100: Measurement of the Ownership Element of Broad-based Black Economic Empowerment

•       Code 200: Measurement of the Management and Control Element of Broad-based Black Economic Empowerment

No draft codes have been issued for Codes 300 to 800 outlining measurement of employment equity, skills development, preferential procurement, enterprise development, the residual element or any sector codes.

In terms of the draft codes, private sector enterprises are urged to apply the principles contained in the codes when implementing broad-based black economic empowerment initiatives. In interactions with public entities and organs of state, it is considered essential that the private sector applies these principles to ensure full recognition for their efforts. Furthermore, it is considered desirable that the private sector also apply these principles in their interactions with one another.

Stakeholders are encouraged to align any legislation properly enacted prior to the Act, which imposes broad-based empowerment objectives, with the Act and the codes. This will apply specifically to the Liquid Fuels Charter and the Mining Charter as contained in the Mineral and Petroleum Resources Development Act which shall remain in force unless amended, substituted or repealed. Alignment of all such legislation, over time, will reduce any residual uncertainty.

Regulation of Petroleum-Related Activities in South Africa

The Petroleum Products Act and the Petroleum Products Amendment Act

The Petroleum Products Act.   The Petroleum Products Act was promulgated to provide measures relating to, among others, the maintenance and control of petroleum products prices and the cost of distribution and the standards of particular services rendered in connection with motor vehicles. The Act empowers the Minister of Minerals and Energy, at her discretion, to promulgate regulations relating to the sale and distribution of petroleum products, including the price at which petroleum products may be sold. Currently the retail price of gasoline and illuminating kerosene are regulated under the Act.

Two recent amendments to the Act , which have been signed by the President but which will only come into operation at a future date, include provisions for the licensing of persons involved in the manufacturing and sale of petroleum products and envisage the establishment of a controller with authority to issue manufacturing, wholesale, retail and site licenses. The Minister of Minerals and Energy must prescribe a system for the allocation of site and retail licenses to which the controller will be bound.

Among the matters governed by this legislation and of particular significance to our business, is the Minister’s discretion in the exercise of executive powers and the issuance of licenses.

Although the Main Supply and Blue Pump Agreements largely excluded us from selling fuels directly to the retail market in South Africa, the expiration of the agreements on 31 December 2003 enabled us to commence the process of establishing a network of service stations. As future legislation is expected to regulate matters pertaining to the conditions and requirements for licensing the sale of petroleum products to the retail market, the provisions of the Act could impact the conditions and cost of our entry into the retail fuel market in South Africa.

The Petroleum Pipelines Act

The Petroleum Pipelines Act will come into operation at a date to be determined by the President. The Act, among other things, establishes a petroleum pipelines authority, responsible for the supervision of activities, including the following:

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

•       to promote fair and equitable access to pipelines, offloading and storage facilities and related commercial services; and

•       under the National Energy Regulator Act, the pipelines regulatory authority will vest in the National Energy Regulator

Among the matters governed by the Act of particular significance to our business, are issues relating to the issuance of licenses and setting of tariffs by the National Energy Regulator, and the discretion granted to the Minister of Minerals and Energy with respect to the exercise of executive powers.

Regulation of Gas-Related Activities in South Africa

The Gas Act.   The Act is expected to come into effect on a date to be determined by the President, will regulate matters relating to gas transmission, storage, distribution, liquefaction, and re-gasification activities. Among its stated objectives are:

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

The Gas Act provides for the powers of the National Energy Regulator regarding pipeline gas, whose powers would include the issuance of licenses for a range of activities including:

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

The National Energy Regulator Act.   This act was assented to and signed into law by the President on 30 March 2005 and comes into operation on a date to be determined by the President. The Act provides for the establishment of a single regulator to regulate the piped gas, petroleum pipeline and electricity industries and for the functions and composition of the energy regulator.

In accordance with the Gas Act, licensees may not discriminate between customers or classes of customers regarding access, tariffs, prices, conditions or service, except for objectively justifiable and identifiable differences.

The Mozambique Gas Pipeline Agreement.   The Gas Act deals with the Mozambique Gas Pipeline Agreement entered into between the Minister of Minerals and Energy, the Minister of Trade and Industry and our company in connection with the introduction of natural gas by pipeline from Mozambique into South Africa. See above “ Item 4.B—Business Overview—Sasol Gas—The natural gas project”. The Gas Act recognizes that the terms of the agreement bind the Gas Regulator for a period until 10 years after natural gas is first received from Mozambique. From the date of the conclusion of the agreement, the terms of the agreement relating to the following matters constitute conditions of the licenses to be issued under the Gas Act:

•       our rights and periods granted in respect of transmission and distribution of gas;

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

The Gas Regulator Levies Act was signed into law on 15 January 2003, but as yet has not come into operation, nor has the Regulator been appointed to assess the levies payable. It provides for the imposition of levies by the Gas Regulator on the amount of gas delivered by importers and producers to inlet flanges of transmission or distribution pipelines. These levies would be used to meet the general administrative and other costs of the Gas Regulator and the functions performed by the Gas Regulator. According to the Department of Minerals and Energy, this Act will come into effect at the same time as the Gas Act mentioned above.

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

Our safety, health and environment policy and management systems.   We have developed a systems-oriented approach towards the management of these issues. We have moved from a division-based safety, health and environment management policy to a structure directed on a group basis. We are committed to sustainable development and legal compliance being the minimum requirement for all our operations. Matters of safety, health and environment are treated as critical business issues. Planning of safety, health and environmental issues includes the setting of targets, performance measurement, reporting and review.

In order to ensure that our safety, health and environmental performance is aligned with our group targets and objectives, corporate governance and other audits are carried out regularly. All of our businesses are required to track their performance and furnish quarterly reports to their respective operating boards and to the group Safety, Health and Environment and Sustainable Development Forum via the group Risk and Safety, Health and Environment Committee. At the highest level, the Risk and Safety, Health and Environment Committee.of the Sasol Limited Board, it considers the major risks and liabilities, progress on our internal indicators of performance and any major incidents and non-compliances. For information regarding our group Safety, Health and Environment and Sustainable Development Forum and the Risk and Safety, Health and Environment Committee of the Sasol Limited Board, see also “Item 6.C—Board Practices”. Similar reports are also required to address significant division-specific issues. We use the findings emanating from corporate governance and other audits to implement improvement measures.

Our businesses are required to manage their safety, health and environmental risks in line with internationally accredited management systems. On environmental management systems, we are well on the way towards our group target of achieving ISO 14001 certification for all our businesses. The ISO (“International Standards Organization”) 14001 standard is an internationally accepted standard for the development and implementation of environmental management systems. Certification to the standard entails regular audits by an independent, accredited third party auditor. We have started to obtain certification for OHSAS 18001 at some of our South African, the United States and European sites.

We have approved environmental management programs and ISO 14001 certification for each of our coal mining operational areas and their future extensions. Our Wonderwater strip-mining operation was the first South African surface coal mining operation to obtain ISO 14001 certification for its environmental management system.

Health and Safety.   In the 2005 year we regrettably lost seventeen workers, including contractors. Ten people died in an explosion at the Sasol Polymers ethylene plant at Secunda on 1 September 2004. This very serious incident has led (amongst many other actions) to a thorough review of safety management in our South African operations. Sasol appointed DuPont, an internationally reputable safety consultancy, in November 2004 to undertake a comparative review of its selected South African operations against international best practices in the areas of leadership, organization, and operational and process safety. We have started to implement a far reaching and comprehensive safety improvement plan to improve our safety performance. The safety improvement plan addresses the main issues and key findings highlighted by DuPont, as well as concerns communicated internally and by other stakeholders, including the major unions. The safety performance at our US and European operations has been good, resulting in significant reductions in greenhouse gas emission. We are investigating opportunities for carbon dioxide capture and storage and to improve process efficiencies at both existing facilities and for our new projects.

Emissions.   Because of the nature of some of our processes, including coal gasification for the production of petrochemical products, our operations generate relatively high carbon dioxide emissions. Our coal gasification operations are situated in South Africa, which is classified as a developing country in terms of the Kyoto Protocol and though we are largely exempt from the emissions reduction targets required under the Protocol we have implemented a successful project to replace coal as a feedstock with natural gas at our Sasolburg chemical operations.

We monitor and measure ambient air quality around our SA plants. In Lake Charles in the United States, we also are part of an authority-led initiative to monitor ambient air concentrations, in order to identify and address proactively major risks for community health in a timely manner. In addition, our operations in the United States have reduced reported emissions under the Toxic Release Inventory by over 80% since reporting began in 1987.

As expected, our hydrogen sulfide odors from coal gasification, which were within statutory limits, were eliminated when natural gas replaced coal as a feedstock at our Sasolburg operations. Significant efforts are also being made to reduce hydrogen sulfide emissions emanating from the Secunda operation. The sulfur recovery plants are being upgraded to reduce levels of hydrogen sulfide emissions and improved monitoring and control equipment will also be addressed as part of this long-term project.

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

The long-term supply of water to the Secunda complex (up to 2030) has been assured by the Vaal River Eastern Sub-System Augmentation Project (“Vresap”). The Trans-Caledon Tunnel Authority was mandated by the Minister of Water Affairs and Forestry of South Africa to fund and implement the Vresap project to meet the growing demands of Eskom and Sasol in the Mpumalanga Highveld region.

Fires, explosions and releases.   The manufacture of petrochemicals involves using high volumes of flammable substances, often under high pressure and at high temperatures. Hence, managing the risk of fires, explosions and releases of hazardous substances is essential for us. In the course of our operations, we experienced a number of fires, explosions and releases of hazardous chemical substances, the most significant being an explosion that occurred at Sasol Polymers on 1 September 2004. We are taking steps to reduce the frequency and severity of these events, and do not expect any other past fires, explosions or releases to have a material effect on our results or operations.

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

Land remediation and rehabilitation.   Because of our chemicals and fuels processes, we have particular legacy and current risks that we are addressing. We are consolidating our regional strategies to form a group-wide strategy to address potential liabilities associated with land remediation and rehabilitation.

At 30 June 2005, we had a provision of R303.9 million of which R240.5 million was invested in a trust fund for mine closure and rehabilitation. This figure is reviewed on an annual basis to ensure that adequate provision is made at all times, taking into account all relevant circumstances.

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

The Natural Gas Conversion Project: Sasolburg has had significant impact on the reduction of waste produced, specifically with regards to tar and oil waste, and ash. The ash dump currently has a negative growth rate due to ash sales for brick making and in future will disappear completely.

The decommissioned Klipspruit cyanide factory has been satisfactory rehabilitated and the Johannesburg Metro Council may take over the land for future development as a golf course.

The Waste Discharge Charge System will be implemented by the Department of Water Affairs and Forestry over the next 2-3 years. The financial impact to Sasol has yet to be quantified, but could be substantial. Waste and waste water effluent minimization projects are receiving specific attention.

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

National Environmental Management Act.   The National Environmental Management Act provides for cooperative environmental governance and coordination of the environmental functions of the government. The Act regulates environmental compliance and provides for enforcement measures. The Act principally imposes a duty of care on persons who have or may pollute or degrade the environment and other responsible parties to take reasonable measures to prevent and remediate environmental damage, protects workers refusing to undertake environmentally hazardous work and provides for control over emergency incidents. It promotes access to environmental information, protects whistleblowers and allows for private prosecution and class actions. The Act also provides for integrated environmental management and, in time, it is intended to replace the Environment Conservation Act. Recent amendments have been promulgated relating to improved enforcement of environmental compliance and improved regulation of environmental impact assessments.

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

National Environmental Management: Biodiversity Act.   This Act, deals with various issues relating to biological diversity including its management and conservation.

National Environmental Management: Protected Areas Act.   This Act provides for the declaration of conservation areas. Of particular significance is that it provides for the expropriation of private land, including servitudes, in the interests of conservation. We have not been notified of any action that could have a material adverse effect on our rights to any of our significant properties.

National Mineral & Petroleum Resources Development Act.   This Act makes provision for the effective management of impacts associated with mining activities. An environmental management program (“EMP”) must be compiled, approved by the Department of Minerals and Energy, and regularly reviewed. The EMP is required to cover potential environmental as well as socio-economic impacts. The Act further requires the making of financial provision for the rehabilitation or management of negative environmental impacts.

Water protection

The National Water Act provides for the equitable allocation of water for beneficial use, sustainable water resource management and the protection of the quality of water resources. The Act establishes water management procedures and protects water resources through the licensing of various uses of water. It also includes provisions for pollution prevention, remediation requirements and emergency incidents. The Department of Water Affairs and Forestry is currently attending to the drafting of legislation regarding a waste discharge charge system and a natural water resource strategy.

A significant part of our operations, including mining, chemical processing and others, require use of large volumes of water. South Africa is generally an arid country and prolonged periods of drought or significant changes to current water laws could increase the cost of our water supplies or otherwise impact our operations. In this regard, the Department of Water Affairs and Forestry has published a pricing strategy for the use of water, which may have a significant impact on operational costs.

Air protection

The Atmospheric Pollution Prevention Act regulates air emissions, including emission of smoke, and allows for promulgation of smoke-control regulations. The Act provides for steps to be taken for preventing atmospheric pollution by dust and restricts the disposal of assets by mines before remediation of dust impacts. Regulations promulgated under this Act require that we maintain air pollution permits for certain scheduled activities, smoke-control regulations, vehicle emissions, and guidelines for sulfur dioxide emissions. The National Environmental Management: Air Quality Act has recently been promulgated and will eventually replace the Atmospheric Pollution Prevention Act. Certain portions of the Act came into effect on 9 September 2005, which will enable the Department of Environmental Affairs and Tourism to set ambient air quality and emission standards, declare Priority Areas for the purposes of implementation of Air Quality Management Plans, and prepare for the review of atmospheric emission licenses. It is expected that this Act will impose stricter standards on air quality management in South Africa, through the adoption of internationally accepted ambient and emission standards and that this will result in significant capital and operational costs.

The National Ambient Air Quality Standard for sulfur dioxide published in December 2001 is the first in an intended series of guidelines with respect to priority pollutants, which are intended to curb excessive pollution by industry. Guidelines are based on World Health Organization standards and provide maximum allowable concentration of ambient sulfur dioxide over certain time periods.

Some of our processes in South Africa, especially coal gasification, result in relatively high carbon dioxide emissions. South Africa is considered a developing country in terms of the Kyoto Protocol and, accordingly, it is largely exempt from the emissions reductions required under the Protocol. We are taking measures to reduce our emissions, amongst which has been the use of natural gas from Mozambique as of 2004 in lieu of coal, which is reducing sulfur dioxide emissions and hydrogen sulfide odors from gasification operations in the Sasolburg  region. We also monitor air emissions at our plants to measure ambient air quality.

Waste and hazardous substances

Environment Conservation Act.   The Environment Conservation Act establishes a licensing framework for the establishment, operation and closure of any waste disposal site. The Department of Environmental Affairs and Tourism is currently drafting a Waste Management Bill, which is expected to cover solid waste management and incorporate the principles of the Basel Convention on the trans-boundary movement of waste, and published it for public comment.

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

An amendment to the Occupational Diseases in Mines and Works Act came into effect on 22 January 2003. Under this amendment, the owner of a controlled mine is obliged to pay for an undetermined period for the costs incurred by a person in his service, or who was in his service at the commencement of the compensatable disease, in respect of medical costs required by such disease. Prior to the amendment, the owner was only liable for reasonable medical costs for a period of not more than 2 calendar years from the date of the commencement of a compensatable disease and only in respect of a person in his service.

For further information, see “Item 6.C—Board Practices—The Risk and Safety, Health and Environment Committee”.

Germany

In Germany, we operate a number of plants and facilities for the storage, processing and transportation of chemical feedstock, products and wastes. These operations are subject to numerous laws and ordinances relating to safety, health and the protection of the environment.

General environmental care

The lack of a general Environmental Code in Germany means that no guideline legislation is available for general environmental care. In terms of the Act on the Assessment of Environmental Impacts, the environment impact assessment (“EIA”) is an instrument of preventative environmental care that is legally binding. This has been introduced in existing public procedures for the licensing of, or considerable amendment to, certain projects of relevance to the environment, including chemical facilities. The EIA is based on the cooperation between the environmental authorities and the parties intending to carry out the project.

The Environmental Information Act guarantees everyone’s access to official environmental information.

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

Regulation of hazardous substances.   Provisions for the protection of man and the environment against the harmful effects of hazardous substances and preparations are provided in the Chemicals Act, the related Ordinances on the Prohibition of Certain Chemicals and the Hazardous Incidents Ordinance. New substances are subject, as laid down in European law, to a registration and notification obligation before they can be brought onto the market. Old substances that have been on the market since 1981 are assessed on the basis of a relevant European regulation. Hazardous substances and preparations must be classified, labeled and packed in line with their hazardous properties, their manufacture, marketing and use may be prohibited or limited.

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

Water protection.   The guideline legislation in the field of water protection is the Federal Water Act. This requires everyone to exercise adequate care when carrying out measures which may have an impact on a water body so that water pollution or any other negative effect on the water is prevented. Surface waters and groundwater are, as public utilities, subject to a public management and utilization code, which leaves the allocation of users’ rights at official discretion.

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

Italy

In Italy, we operate a number of plants and facilities for the storage and processing of chemical feedstock, products and wastes. These operations are subject to numerous laws and ordinances relating to safety, health and the protection of the environment.

General environmental care

There is no consolidated environmental statute in Italy. Nonetheless, the company is liable for damages caused to the environment under general and special rules. When EU Directive 2004/35/CE is implemented in Italy, it will provide for strict liability for damage caused to the environment.

European Directive 96/61/CE (Integrated Pollution Prevention and Control) provides that the industries must obtain an integrated authorization for all the environmental impacts. This directive has already been implemented in Italy but has not taken effect, yet. Sasol Italy is preparing all the documentation required to be compliant with the directive.

Specific environmental protection legislation

Emission control.   Presidential Decree 203/1988 and Law 447/1995 provides the framework for environmental protection and the technical requirements licensing of all installations from which emissions emanate.

Regulation of hazardous substances.   Legislative Decree 52/1997 implemented in Italy the EU Directive relevant to classification, packaging and labelling of dangerous substances. Legislative Decree 65/2003 implemented the EU Directives relevant to classification, packaging and labelling or dangerous preparations. New substances are subject, as laid down in European law, to a registration and notification process before they can be brought onto the market. Old substances that have been on the market since 1981 are assessed on the basis of relevant European regulation. Hazardous substances and preparations must be classified, labeled and packed in line with their hazardous properties; their manufacture, marketing and use may be prohibited or limited.

Avoidance, recovery and disposal of waste.   Legislative decree 22/1997 (Implementation of EU Directives about wastes, dangerous wastes and packing wastes) incorporates the principle of ‘polluters pay’ and further provides for cradle to the grave liability for wastes.

Water protection.   Legislative decree 152/1999 defines the authorisation procedure and discharge limits, in order to protect surface and underground water. Surface water and groundwater are, as public utilities, subject to a public management and utilization regulation which leaves the allocation of users’ rights at official discretion.

Soil protection.   The protection and care of soil as an environmental medium and part of the ecosystem is promoted by a range of environmental provisions, primarily the Ministerial decree 471/1999. Soil protection measures, preventative or remedial, aim at avoiding or reducing substance inputs into the soil, or removing already existing soil damage. The Ministerial decree sets forth both the acceptable limits and the rules for monitoring communication and reclamation.

Health and safety

The Health and Safety at Work Legislative decree 626/1994 provides for protection of the health and safety of employees. It places the employer under a duty to assess the hazards at the workplace, to take appropriate preventive and protective measures, and to instruct the employees about the risks and relevant measures. The employer must take precautions for especially hazardous areas and situations and provide preventive occupational healthcare.

United States

Environmental compliance

Sasol NA and Merisol are subject to numerous federal, state, and local laws and regulations that regulate the discharge of materials into the environment or that otherwise relate to the protection of human health and the environment. As with the chemical industry, generally, compliance with existing and anticipated environmental, health, safety, and process safety laws and regulations increases the overall cost of business, including capital costs to construct, maintain, and upgrade equipment and facilities. These laws and regulations have required, and are expected to continue to require, Sasol NA and Merisol to make significant expenditures of both a capital and expense nature. Environmental compliance expenditures for

Sasol’s share of Merisol and Sasol NA’s manufacturing sites for the next 5 years are estimated to range from US$9 million to US$13 million per year.

Under the agreement for the acquisition of Sasol Chemie, we received an indemnification from the seller, RWE-DEA for most of the costs of operational compliance with respect to conditions existing on or before 1 March 2001 that we expect will survive until at least 1 March 2006.

The Louisiana Department of Environmental Quality (“LDEQ”) in 2000 issued to Sasol NA four violations of state and federal air emission laws and regulations. These allegations assert violations of air-based reporting and record-keeping requirements, as well as minor exceedances of permitted air emissions. Sasol NA expects that the cost of settling these and all other outstanding air-related violations which will include fines or penalties, will not be material.

Remedial action

Active and former manufacturing sites.   Sasol NA has been investigating and remediating soil and groundwater contamination at the LCCC and Baltimore Plant sites resulting from historical operations under orders issued by LDEQ and the Maryland Department of the Environment (“MDE”). The Vinyl Chloride Monomer (“VCM”) Plant which was sold to Georgia Gulf in 1999, is also subject to US Resource Conservation and Recovery Act (“RCRA”) corrective action requirements, and is expected to complete a Corrective Measures Study in 2004-2005. The Baltimore Plant is monitoring the natural attenuation of hydrocarbon contaminants in the groundwater and regularly reporting to MDE and is not being actively remediated. The current costs of monitoring the Baltimore Plant site and the VCM Plant site and any foreseeable remediation costs are not expected to be material.

In addition to Sasol NA’s operating sites, Sasol NA also has retained liability to Georgia Gulf Corporation for the remediation of four manufacturing operations sold in November 1999 and located in Mansfield, Massachusetts, Aberdeen, Mississippi, Jeffersontown, Kentucky, and Oklahoma City, Oklahoma. The Mansfield site, which is still owned by Sasol NA, has been extensively investigated since 1991 and the remediation of groundwater is ongoing. The Aberdeen plant site has also been investigated under several orders issued by state authorities. Property to the west of the Aberdeen plant was purchased in 2002 and part of the plume migrating off-site was delineated and contained on-site during 2003. The need for further remediation is currently being investigated.

Under the agreement for the acquisition of Sasol Chemie, most of Sasol NA’s costs of remediating contamination from historical operations at its active and sold sites are being indemnified by RWE-DEA, and will continue to be indemnified until at least 1 March 2023 in respect of Lake Charles and Baltimore, and in perpetuity in respect of the Mansfield, Aberdeen, Jeffersontown and Oklahoma City sites. In addition to indemnities from RWE-DEA, Sasol NA also has indemnities from some of its predecessors—British Petroleum for Mansfield and Reichhold Chemical for Jeffersontown—for contamination resulting from those companies’ operations at the sites. Sasol NA does not expect costs to address contamination at these sites to have a material effect on operations or results.

Calcasieu Estuary CERCLA Site.   In June 1999, Sasol NA and other Calcasieu Parish industry members received letters from USEPA making demand under Section 107 of the Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”) for past costs and future remedial investigation, remediation, and restoration costs associated with the Calcasieu Estuary. The Calcasieu Estuary, which includes the Calcasieu River and several major tributaries (bayous) in the vicinity of Lake Charles, Louisiana, has received releases and discharges from Parish industry since the 1930s. Bayou Verdine has historically received releases and discharges from the Conoco Lake Charles Refinery beginning in the 1940s and from the LCCC beginning in the 1960s. The “Bayou Verdine Area of Concern” is one of the areas of concern of the Calcasieu Estuary CERCLA Site.

In 1999 and 2000, Conoco and Sasol NA completed a voluntary joint remedial investigation of Bayou Verdine under the oversight of state and federal authorities. In 2001, Conoco and Sasol NA completed ecological and human health risk assessments of Bayou Verdine and in 2002 performed an Engineering Evaluation and Cost Analysis (“EE/CA”) of removal actions for Bayou Verdine under an Administrative Order on Consent (“AOC”) with USEPA. Sasol NA does not expect its share of costs associated with contamination at Bayou Verdine to be material.

In October 2002, Conoco, Sasol NA, and USEPA entered into a second AOC to perform a sediment removal action for a relatively small area of elevated EDC concentrations located near the confluence of Sasol NA’s West Ditch and Bayou Verdine. The West Ditch Project was completed in July 2003 at a cost to Sasol NA of about US$2 million. To date, no third party claims have been filed in connection with the West Ditch Project.

The EE/CA also recommends removal actions for the “Main Channel Area” of Bayou Verdine. Conoco and Sasol NA intend to perform the Main Channel Removal Action under a Consent Decree which will be negotiated in 2005 and 2006. We expect that Conoco and Sasol will have to agree to pay some part of the agencies’ past response costs, as well as the costs of natural resource restoration. Under a Consent Decree, Conoco and Sasol hope to resolve all of the government’s CERCLA claims against the companies in connection with the Calcasieu Estuary and will receive protection against CERCLA contribution claims by other “Potentially Responsible Parties” against the companies. Sasol NA will pay 10% of the costs to remediate the Main Channel, any associated third-party claims, past agency response costs, and natural resource restoration costs.

Sasol NA’s total estimated liability for its share of Bayou Verdine and the Calcasieu Estuary CERCLA Site is about US$4 million. Under the agreement for the acquisition of the Condea group (now renamed Sasol Chemie), 80% of Sasol NA’s Estuary-related remediation costs are expected to be indemnified by RWE-DEA, and will continue to be indemnified until 1 March 2023.

Mozambique

In Mozambique, Sasol operates a processing plant and associated facilities for the extraction, processing, storage and transportation of natural gas. The Central Processing Facility has been in operation since 18 February 2004. These operations are subject to numerous Mozambican laws and regulations as well as World Bank requirements and best practice standards.

Environmental, health and safety regulations.   The Ministry for the Coordination of Environmental Affairs (“MICOA”) was created in 1994 to coordinate environmental affairs in Mozambique. In 1995, the Ministry drew up a National Environmental Management Program, which is a policy document outlining the priorities for environmental management and sustainable development in Mozambique. This program contains a National Environmental Policy, a proposal for Framework Environmental Legislation and Environmental Legislation and an Environmental Strategy.

The Framework Environmental Law was enacted in July 1997. The aims of the Environmental Law are to provide a legal framework for the use and correct management of the environment and its components and to assure sustainable development in Mozambique. The Law is applicable to all public or private activities that may directly or indirectly influence the environment. It requires licensing of activities that are liable to cause significant environmental impacts. The granting of an environmental license is subject to the preparation and approval of an appropriate level of environmental impact study and management plan. Over the last year, new environmental legislation has been enacted, namely the Regulation on Environmental Quality and Effluent Emissions Standards (June 2004) and the Regulation on Environmental Impact Assessment Process (December 2004), the latter revoking the 1998 regulation.

In terms of environmental protection and safety, the Petroleum Act No. 3/2001 requires that holders of exploration and production rights conduct petroleum operations in compliance with environmental and other applicable legislation.

In 2004 the Mozambican operations were certified in terms of ISO14001 and ISO9001. Sasol is currently also implementing an integrated management system, the last component of which is certification in terms of the OHSAS18001.

Sasol is currently involved in de-mining and seismic activities inside the exploration area. These activities are governed by best practice environmental management approaches and periodic reports on environmental performance are submitted to MICOA. The seismic lines are aligned so that they avoid dwellings and no resettlement, temporary or permanent, is foreseen. Compensation due to affected community members as a result of these activities is being undertaken under the Resettlement and Compensation Procedures for the Natural Gas Project, approved by the Mozambican Ministerial Project Liaison Committee in early 2003.

During the year, Sasol signed agreements with the Mozambican government for two off-shore blocks in the Indian Ocean. Seismic activities are due to start on these blocks following a detailed Environmental Impact Assessment (“EIA”) process. To ensure an open and transparent process, Sasol will promote wide and active public consultation and engagement with all identified stakeholders. This will be governed by the new EIA Regulations, as will the planned expansion aimed at the de-bottle necking of the gas processing and transporting facilities of the Natural Gas Project.

Mineral Rights.   Petroleum activities are regulated by the provisions of the Law Regulating Petroleum Activities. The National Directorate of Coal and Hydrocarbons administers and regulates petroleum operations on behalf of the government. The Mozambique government encourages the exploration and development of the country’s hydrocarbon potential within a certain defined project framework.

In accordance with the constitution of Mozambique, the land and the natural resources of the soil and the subsoil of the territorial waters and continental shelf are the property of the state, which determines the conditions for their development and use.

The Petroleum Law creates a state enterprise, Empresa Nacional de Hidrocarbonetos de Mozambique, which is appointed as the custodian of rights for the use, benefit, administration and disposal of hydrocarbons and may grant licenses to international investors to conduct exploration and production.

Other Countries

In a number of other countries, we are engaged in various activities that are regulated by local and international laws, regulations and treaties. In Malaysia, China and other countries, we operate plants and facilities for the storage, processing and transportation of chemical substances, including feedstock, products and wastes. In Qatar, Nigeria, Gabon, Equatorial Guinea and other countries, we are involved, or are in the process of being involved, in exploration, extraction, processing and transportation activities in connection with feedstock, products and waste relating to natural gas, petroleum and chemical substances. Our operations in the respective jurisdictions are subject to numerous laws and regulations relating to exploration and mining rights and the protection of safety, health and the environment.

4.C   Organizational Structure

Sasol Limited is the ultimate parent of the Sasol group of companies. Our wholly owned subsidiary, Sasol Investment Company (Pty) Limited, a company incorporated in the Republic of South Africa, holds our interests in companies incorporated outside South Africa. The following table presents each of Sasol’s significant subsidiaries (including direct and indirect holdings), the nature of business, percentage of shares of each subsidiary owned and the country of incorporation at 30 June 2005.

Name	Nature of business	Percentage ownership	Country of incorporation
Sasol Mining (Pty) Limited	Coal mining activities	100	South Africa
Sasol Synfuels (Pty) Limited	Production of liquid fuels, gases and chemical products	100	South Africa
Sasol Technology (Pty) Limited	Engineering services, research and development and technology transfer	100	South Africa
Sasol Financing (Pty) Limited	Management of cash resources, investment and procurement of loans	100	South Africa
Sasol Investment Company (Pty) Limited	Holding company of the group’s foreign investments and investment in moveable and immoveable property	100	South Africa
Sasol Chemical Industries Limited	Production and marketing of mining explosives, gases, petrochemicals, fertilizers and refining of tar acids	100	South Africa
Sasol Gas Holdings (Pty) Limited	Holding company for the group’s gas interests	100	South Africa
Sasol Oil (Pty) Limited	Marketing of fuels and lubricants	98	South Africa
Republic of Mozambique Pipeline Investments Company (Pty) Limited	Owning and operating the natural gas transmission pipeline between Temane in Mozambique and Secunda in South Africa for the transportation of natural gas produced in Mozambique to markets in Mozambique and South Africa	100	South Africa
Sasol Chemical Holdings International (Pty) Limited	Investment in the Sasol Chemie group	100	South Africa
Sasol Chemicals Europe Limited	Marketing and distribution of chemical products	100	United Kingdom
Sasol Chemicals Pacific Limited	Marketing and distribution of chemical products	100	Hong Kong
Sasol-Chem Inc.	Marketing and distribution of chemical products	100	United States of America
Sasol Financing International plc	Management of cash resources, investment and procurement of loans	100	Isle of Man
Sasol Gas Limited	Marketing, distribution and transportation of pipeline gas and the maintenance of pipelines used to transport gas	100	South Africa
Sasol Germany GmbH	Production, marketing and distribution of waxes and wax related products	100	Germany
Sasol Italy SpA	Trading and transportation of oil products, petrochemicals and chemical products and derivatives	100	Italy

Name	Nature of business	Percentage ownership	Country of incorporation
Sasol North America Inc.	Manufacturing of commodity and special chemicals	100	United States
Sasol Oil International Limited	Buying and selling of crude oil	100	Isle of Man
Sasol Petroleum International (Pty) Limited	Exploration, production, marketing and distribution of petroleum and natural gases	100	South Africa
Sasol Polymers International Investments (Pty) Limited	Holding company for Sasol Polymers’ foreign investments	100	South Africa
Sasol Synfuels International (Pty) Limited	Conversion and marketing of liquid fuels and chemical products	100	South Africa
Sasol Wax International Aktiengesellschaft	Holding company for Sasol Wax operations	100	Germany
Sasol Wax (SA) (Pty) Limited	Production, marketing of the Sasol Wax operations	100	South Africa
Tosas Beherend (Pty) Limited	Investment	100	South Africa
National Petroleum Refiners of South Africa (Pty) Limited	Refining crude oil	63.64	South Africa

4.D   Property, Plants and Equipment

We operate coal mines and a number of plants and facilities for the storage, processing and transportation of oil, chemicals and gas related raw materials, products and wastes.

Coal mining facilities.   Our main coal mining facilities are located at the Secunda Mining Complex, consisting of underground mines (Bosjesspruit, Brandspruit, Middelbult, Syferfontein and Twistdraai export mine) near Secunda and the Sigma Mining Complex, consisting of underground mines (Mohlolo and Mooikraal) near Sasolburg.

For a detailed discussion regarding the use, capacity and products of these facilities see “Item 4.B—Business Overview—Sasol Mining”. Pages M-1 to M-3 include maps showing the location of our coal properties and major manufacturing plants in South Africa.

Our Secunda facilities.   Our main manufacturing facilities are located at Secunda and they are the base for numerous of our Synfuels operations and a range of our chemical industries operations, including explosives, fertilizers, monomers and polymers, solvents, alpha olefins and tar. The approximate size of this property is 82.5 million square meters (“m²”). See “Item 4.B—Business Overview—Sasol Synfuels”.

Our Sasolburg facilities.   Our facilities at Sasolburg are the base for numerous of our chemical industries operations, including ammonia, explosives, mining chemicals, phenols, solvents, polymers, fertilizers, tars and waxes operations. The approximate total size of these properties is 51.4 million m².

The size of the Natref refinery, also based in Sasolburg, is approximately 1.1 million m2. See “Item 4.B—Business Overview—Sasol LFB”.

Our Mozambican facilities.   Our natural gas processing operations in Mozambique are operated by Sasol Petroleum Temane (a subsidiary of Sasol Petroleum International). These facilities, located some 700 km north of the Mozambican capital, Maputo, on a site of approximately 400,000 m², extract and process gas from the Temane gas field. The processed gas is supplied to the South African gas market, utilizing a newly installed high pressure pipeline, some 865 km in length.

Our facilities in Germany.   Various operations of Sasol Olefins and Surfactants and Sasol Solvents are based at a number of locations in Germany. The most significant of these facilities are at Brunsbüttel (site size approximately 1.5 million m2; plant size 500,000 m²), Marl (site size approximately 160,000 m²; plant size 75,000 m²) and Moers site (site size approximately 808,000 m²; plant size 400,000 m²). Sasol Wax facilities are also based in Hamburg.

Other facilities in the rest of Europe.   Various operations of Sasol Olefins and Surfactants are based at a number of locations in Italy. The main of these facilities are at Augusta (site size approximately 1.35 million m²; plant size 220,000 m²) and Terranova (site size approximately 185,000 m²; plant size 75,000 m²).

Our facilities in the United States of America.   Operations of Sasol Chemie are based at a number of locations in the United States. The most significant of these facilities are located at Lake Charles, Louisiana (site size approximately 3 million m²; plant size 540,000 m²) and in Baltimore, Maryland (site size approximately 293,000 m²; plant size 255,000 m²). Merisol also has operations based at Oil City, Pennsylvania, Houston and Winnie Texas. The Lake Charles Chemical Complex suffered some damage due to Hurricane Rita which made landfall on 24 September 2005. The extent of the damages to our facilities is currently being assessed. It is expected that normal production at the entire complex will have commenced by the end of October 2005 and at which time it is expected that electrical power will also be restored to the homes of our employees in the affected areas. See “Item8.B—Significant Changes”.

With limited, immaterial exceptions, we own, or hold similar property rights on the properties described in this section. For more information regarding capital expenditure in respect of these properties and the related facilities and operations, see “Item 4.A—History and Development of the Company—Capital Expenditure” for a description of our material plans to construct, expand and enhance our facilities.

MINING PROPERTIES AND OPERATIONS

Mine Systems and their Production Capacity

Sasol Mining operates seven mines, from which production is sold to Sasol Synfuels and Infrachem and the international market. The production units, their annual nominated capacities and actual production values are indicated in the following table:

Nominated capacity and production

Mine	Nominated capacity per year(1)	2005 Actual production
	(in Mt)
Middelbult Mine (Secunda)	8.5	8.0
Brandspruit Mine (Secunda)	8.5	8.3
Bosjesspruit Mine (Secunda)	8.0	7.7
Twistdraai Export Mine (Secunda)	14.2	14.0
Syferfontein Mine (Secunda)	8.2	7.1
Sigma Mine (Mohlolo and Mooikraal) (Sasolburg)	1.7	2.6

(1)    The 2005 nominated capacity of a mine is the expected maximum production of that mine during normal operational hours.

All mines employ the underground room and pillar mining method using continuous miners and at Sigma and Syferfontein this method was supplemented by opencast/strip mining (however both opencast operations terminated during the year). The Sigma Mine was first established in 1950. Production at the first two Secunda mines, Brandspruit and Bosjesspruit commenced in 1977. Twistdraai and Middelbult followed during the early 1980s, while Syferfontein started production in 1992. In 1996, the Export Mine at Twistdraai was commissioned. The original mine boundaries have been extended into new reserve areas with brownfield extensions facilitated by satellite shaft systems. All the production equipment is either replaced or overhauled on a regular basis according to a managed maintenance system that contributes significantly to lower production costs.

Processing operations

Export Business—Secunda operations.   The export business was initiated in August 1996 as part of a growth strategy. To date a total of 27.88 Mt of coal has been exported, beneficiated from 76.05 Mt at the Twistdraai Export Plant from 1996 through 2005. Coal is fed to the beneficiation plant from the existing Twistdraai Export Mine. The beneficiation plant produces primary export product with an ash content of approximately 10%, as well as secondary product for the Synfuels market.

The export beneficiation plant has a design throughput capacity of 8.5 Mt per year, but due to productivity improvements and minor alterations in the plant this figure is regularly exceeded. In 2005 9.96 Mt was fed through the plant. The plant consists of a primary and secondary stage. The primary stage comprises three modules with two feed streams each. The coal is fed at a rate of 550 tons per hour into two 800 millimeter (“mm”) diameter dense medium cyclones per feed stream. There are a total of 18 cyclones in the primary stage. The secondary stage consists of two modules with two 1,000 mm diameter dense medium cyclones.

The Run of Mine (“ROM”) coal is transported via overland conveyor belts to the export beneficiation plant from the Twistdraai export mine. The export product is loaded onto trains by means of a rapid load-out system, and then transported to the Richards Bay Coal Terminal in KwaZulu-Natal.

The existing capacity at the Richards Bay Coal Terminal is 72 Mt per year. Sasol Mining has a 5% share in this terminal, which relates to an existing entitlement of 3.6 Mt per year. The planned Richards Bay Coal Terminal Phase 5 expansion project will increase the total throughput capacity to 82 Mt. Sasol Mining’s participation in this project, should result in a gross entitlement of 4.1 Mt per year. The increase in export product will be achieved, by increasing throughput and by the production of a second grade product containing 14% ash.

Sasol Coal Supply—Secunda operations.   Sasol Coal Supply operates the coal handling facility between Sasol Mines and Sasol Synfuels by stacking and blending coal on six stockpiles of 110 Kt each. The Sasol Coal Supply operation has a live stockpile capacity of 660 Kt that is turned over approximately 1.5 times per week. In addition there is a reserve stockpile capacity of 2.14 Mt. The objectives are:

•       homogenize the coal quality supplied to Sasol Synfuels;

•       keep the Sasol Synfuels bunkers full with a product that conforms to customer requirements; and

•       prevent fine coal generation.

The daily coal supply to Sasol Synfuels is approximately 110 Kt. The total coal handled by Sasol Coal Supply, since production began in 1977 through 2005, amounts to 831 Mt.

Source of electrical power

Electricity is supplied by Eskom, the state-owned power producer. The approximate monthly peak demand is 125MVA to the Secunda Mining Complex.

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

Sigma operations (Sasolburg)

The Sigma operations are situated close to the town of Sasolburg on the northern boundary of the Free State province, located about 100 km south of Johannesburg, and connected by well-maintained roads, railways and an airport. This northern portion of the mine has depleted its reserves and has also terminated production. A new underground access to the remaining reserves in the southern highwall of the pit has been established and has been in operation for the past 2 years. In addition, the establishment of the Mooikraal Mine some 22 km to the west of Sasolburg is on schedule.

Planned Capital Spending

Sasol Mining is pursuing a growth strategy, which will require capital expenditure in the long-term. Some mines will be reaching the end of their economic life and will have to be replaced within the next 5 to 10 years.

The 5 year capital spending plan for Sasol Mining can be divided into four broad categories:

•       Mine replacement and infrastructure capital spending: Major projects include the brownfields development into the Irenedale Reserves for the Bosjesspruit Mine and the brownfields expansion into the Block 8 west Reserves for Middelbult. Greenfields development of the Rooipoort Reserves for replacement of Twistdraai Colliery, and Block 8 north Reserves for the replacement of Brandspruit Colliery will also take off in the next 5 years. The recent implementation of the Anglo Coal/Kriel South project (Isibonelo Colliery) has been successful, and further development is expected in the 2006 year. Capital expenditure on the new Mooikraal project is expected in the 2006 year as a major item.

•       Operations capital spending to ensure efficient operations.

•       Environmental Capital Spending: As compartments fill with water and mines are closed, surface water management infrastructure will need to be established to transfer water between compartments and mines, furthermore this water contains heavy metals which needs to be treated before sending the water into the EDR or Synfuels Ash System or Cooling Towers and to enable this, pre-treatment water infrastructure is required to be established.

•       New Technology/New Business: Testing of “Low Seam” equipment in order to better utilize the edges of the coal reserves and a pelletising project to turn discard slimes into coarse gasifiable pellets. A project on new generation roofbolters both for normal production and stonework has been initiated and is expected to support safety and production targets. In addition in the new business category the expected onset of the phase 5 expansion of the Richards Bay Coal Terminal will require capital expenditure. Additional exploration will also take place to bring specific resource areas to feasibility levels.

Coal Exploration Techniques

Sasol Mining’s geology department employs several exploration techniques in assessing the geological risks associated with the coal deposits. These techniques are applied in a mutually supportive way to achieve an optimal geological model of the relevant coal seams targeted for production purposes. The Highveld Basin is considered to be structurally complex when compared to the active coal fields in South Africa. As a result, Sasol Mining has been basing its geological modeling on having sufficient and varied geological information, in order to achieve a high level of support to the production environment; an approach utilized for the last 25 years.

Present exploration techniques

Vertical diamond drilling.   This is the primary exploration technique that is applied in all exploration areas, especially during reconnaissance phases. In and around operational mines, the average vertical borehole density varies from 1:10 to 1:15 (boreholes per hectare), while in medium-term mining areas, the average borehole density is in the order of 1:25. The average drilling depth ranges from 200 to 250 meters. The major application of this technique is to locate the coal horizons, to identify coal quality and to gather structural information on dolerite dykes and sills, and associated de-volatilization. This information is then modeled and forms the basis of further geological interpretation.

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

Geophysical surveys of directional boreholes.   The present research has been highly successful. This technique is now being routinely applied with excellent information leading to increased confidence of the surface directional drilling results. This technique has also been applied in underground directional drilling with excellent results.

Secunda Operations Information

The coal supplied to Sasol Synfuels is the raw coal mined on the tied mines, and the secondary product from the export mines’ beneficiation plant.

The analytical work done on the sampling was initially, between 1965 and 1972 calendar years, conducted at the Fuels Research Institute, and subsequently at the laboratories of the South African Bureau of Standards in Pretoria, South Africa, now called Coal and Mineral Technologies.

Extensive geological exploration has been done in the coal resource areas. Every year additional exploration is undertaken to update and refine the geological models, which allows accurate forecasting of geological conditions, for the effective planning and utilization of coal resources.

Computation and storage of geological information

Geological information is stored in a Sequel Server database. Data validation and quality checking through several in-house methods is conducted regularly. Data modeling is conducted by manual interpretation and computer-derived geological models, using the Horizon module of the Surpac Minex Group’s MINEX software. Reserves and composite qualities are computed using established and recognized geo-statistical techniques.

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

•       The thickness of the seam varies in a range up to 10.0m with a weighted average thickness of 3.30m. In general, thinner coal is found to the south and thicker coal to the west adjacent to the Pre-Karoo basement highs.

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

The other potential coal seam is:

•       The Number 2 Coal Seam, which provides additional tonnage to the reserve in one area and is being evaluated in a number of other areas to provide supplemental tonnage.

Mineable parameters

The underground mining parameters used to determine the extent of the reserves are indicated below:

Parameter	Value
Minimum mining height (meters)	2.1
Maximum mining height (meters) (indication only)	5.5
Minimum mining depth (meters)	40
Primary safety factor(1)	2.2
Secondary safety factor(1)	2.0
Tertiary safety factor(1)	1.8
Minimum dry ash-free volatile content	28%
Maximum air-dried ash content	34%
Surface structure allowances	Depth/2.7 from the perimeter of the structure

(1)    A ratio of the stress placed on a pillar to the strength of that pillar.

Production History.   Since June 1977, when the first coal was produced, the build-up of production reached a plateau in 1984 of 29 Mt. Subsequently, the growth of the synfuels demand and the creation of the export business have resulted in saleable production reaching 45.5 Mt (total production 47.7 Mt) in 2005.

Reserve Estimation (Remaining Reserves at 31 March 2005)

We have approximately 4.0 billion tons (“Bt”) of in situ proven and probable coal reserves in the Secunda Deposit and approximately 1.4 Bt of Recoverable reserves. The coal reserve estimations are set out in the table below:

Table 1.

Coal Resource/Reserve Estimations(1) in areas where Sasol Mining has mining authorization, in the Secunda mining complex, to be converted to mining rights in terms of the Mineral and Petroleum Resources Development Act, Act 28 of 2002

Reserve Block	Gross in situ Coal Resource (Mt)(4)	Geological discount (Mt)	Mine layout losses (Mt)	Extraction rate (%)	Recoverable Coal Reserve(2) (Mt)	Beneficiated Yield		Proven/ Probable
Block 2, Number 4 seam	809.741	218.630	148.183	58.6	273.277	100%		Probable
Block 2, Number 2 seam	369.819	99.851	67.677	58.6	124.809	100%		Probable
Bosjesspruit Extension (Block 3 South)	124.681	33.664	22.817	58.6	42.078	100%		Probable
B5C	219.782	39.561	40.220	63.9	94.192	100%		Proven
B5E	249.071	87.175	45.580	51.5	63.076	100%		Probable
B5S	152.954	36.709	27.991	60.8	56.452	P40%, S35%	(3)	Probable
Brandspruit Extension (Block 8 North + Evander)	508.531	101.611	92.090	63.2	209.483	100%		Probable
Bosjesspruit	342.460	26.746	99.964	61.5	141.558	100%		Proven
Brandspruit	174.335	30.857	48.644	53.3	54.402	100%		Proven
Twistdraai	163.492	12.278	27.987	63.8	82.207	P46%, S30%	(3)	Proven
Syferfontein	398.405	71.713	93.101	53.9	131.263	100%		Proven
Middelbult	409.199	76.152	89.635	47.2	121.266	100%		Proven
Secunda	88.160	17.641	17.632	54.0	30.096	100%		Probable
Total Secunda Area	4,010.630	852.588	821.521	58.3	1,424.159

Table 2

Coal Resource/Reserve Estimations(1) in State owned areas, in terms of previous legislation, for which Sasol has mining authorisation(5) in the Secunda Mining Complex, as well coal Resource/Reserve Estimations in State owned areas over which applications for prospecting and mining rights have been submitted(6) or are in the process of being submitted to the Department of Minerals and Energy, in the Secunda Mining Complex.

Reserve Block	Gross in situ Coal Resource (Mt)(4)	Geological discount (Mt)	Mine layout losses (Mt)	Extraction rate (%)	Recoverable Coal Reserve(2) (Mt)	Beneficiated Yield		Proven/ Probable
Block 2, Number 4 seam(6)	10.297	2.780	1.884	58.6	3.475	100%		Probable
B5C(6)	2.881	0.519	0.527	63.9	1.235	100%		Proven
B5S(6)	49.732	11.936	9.101	60.8	18.355	P40%, S35%	(3)	Probable
Bosjesspruit(5)	6.089	0.476	1.777	61.5	2.517	100%		Proven
Syferfontein(6)	4.774	0.476	1.116	53.9	1.573	100%		Proven
Secunda(6)	16.499	3.301	3.300	54.0	5.632	100%		Probable
Total Secunda Area	90.272	19.488	17.705	59.2	32.787

Notes: Notes are applicable to both tables 1 and 2

(1)    The coal reserve estimations in this table were compiled under supervision of Mr. Phill Grobler Pr.Nat.Sci (Professional Natural Scientist). According to the “South African Code for Reporting of Minerals Resources and Mineral Reserves, (The SAMREC code)” dealing with competence and responsibility, paragraph 4.1 states: Documentation detailing exploration results, mineral resources and mineral reserves estimates from which a public report on exploration results, mineral resources and mineral reserves is prepared, must be prepared by or under the direction of, and signed by, a competent person. Paragraph 4.3 states: A competent person is a person who is a member of the South African Council for Natural Scientific Professions (“SACNASP”). Mr J D Conradie on behalf of Gemecs (Pty) Limited reviewed the correctness of the methodology and the assumptions used to obtain coal resource/reserve estimations in tables 1 and 2.

(2)    The Recoverable Coal Reserve is an estimate of the expected recovery of the mines in these areas and is determined by the subtraction of losses due to geological and mining factors, and the addition of dilutants such as moisture and contamination.

(3)    The P % refers to the % yield export product from the Recoverable Coal Reserve and the S % refers to the secondary product yield, which will be supplied to the Synfuels factory.

(4)    Mt refers to 1 million tonnes.

(5)    The area in which the Recoverable Coal Reserve is estimated is State-owned, but under previous legislation, Sasol Mining had mining authorisation to exploit the reserve. Applications for prospecting and mining rights have been submitted, or are in the process of being submitted to the Department of Minerals and Energy.

(6)    The area in which the Recoverable Coal Reserve is estimated is State-owned. Sasol Mining had no mining authorisation over these areas, but applications for prospecting and mining rights have been submitted or are in the process of being submitted to the Department of Minerals and Energy.

Criteria for Proven and Probable:

Over and above the definitions for coal reserves, probable coal reserves, and proven coal reserves set forth in Industry Guide 7 under the Securities Act, which are included in our Glossary, we consider the following criteria to be pertinent to the classification of the reserves.

Probable reserves are those reserve areas where the drill hole spacing is sufficiently close in the context of the deposit under consideration where conceptual mine design can be applied, and for which all the legal and environmental aspects have been considered. Currently this classification results in variable drill spacing depending on the complexity of the area being considered and is generally less than 500 meters, although in some areas may extend to 880 meters. The influence of increased drilling in these areas should not materially change the underlying geostatistics of the area on the critical parameters such as seam floor, seam thickness, ash, and volatile content.

Proven reserves are those reserves for which the drill hole spacing is generally less than 350 meters, for which a complete mine design has been applied which includes layouts and schedules resulting in a full financial estimation of the reserve. This classification has been applied to areas in the production stage or for which a detailed feasibility study has been completed.

Legal rights on coalfields

Mineral rights were substituted with statutory rights in accordance with the transitional provisions of the Mineral and Petroleum Resources Development Act, 2002 (Act 28 of 2002), which came into effect on 1 May 2004. We therefore hold these statutory rights, to mine more than 98% of the mineral rights previously owned in the Secunda area. We hold four old order mining rights (previously Section 9 mining authorizations under the repealed Minerals Act), consisting of 157,000 hectares of coal rights. See “Item 4.B—Business Overview—Regulation of Mining Activities in South Africa”.

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

Coal seam geology

There are two primary coal seams of importance, the Number 2 Coal Seam and the Number 3 Coal Seam. These coal seams are separated by a carbonaceous mudstone to siltstone parting and consist of a number of coal piles and carbonaceous mudstone interburdens. The combined coal seams can attain a total thickness of over 30 meters. The individual coal piles are numbered from the base upwards and selected mining horizons are identified on the basis of the coal quality required. The major controlling factor on the coal development is the pre-Karoo basement.

Selective mining within coal seams implies that strict horizon control is exercised to maintain mining on the selected horizon. This has been done very successfully at the old Sigma underground operations, as well as, at the present Sigma underground operation (Mohlolo). In the visible coal seam geology, a well-defined marker within the seam assists in the identification and verification of the pre-determined horizon underground, even in areas where the coal seam is displaced because of faulting.

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

The operations are the Mohlolo underground mine, which was developed out of the northern highwall of the Wonderwater strip mine, the Mohlolo South underground mine developing out of the southern highwall and the Mooikraal block project on which construction has started. The current expected production (2005) is 1.7 Mt per year for the Mohlolo/Mooikraal sites.

Selected mining horizon

The determination of the selected mining horizon is driven primarily by the required coal quality for the steam process at Sasol Infrachem. In order to define the mining horizon, detailed sampling and descriptions of the coal seams are conducted. From this, both a visual and chemical correlation of the piles are made.

Reserve estimation

Sasol Mining has 30.4 Mt recoverable coal reserves for supply to Sasol Infrachem for steam generation.

Coal Reserve Estimations(1)—Supply to Sasol Infrachem Sasolburg (31 March 2005)

Table 3

Coal Resource/Reserve Estimations(1) in areas where Sasol Mining has mining authorization, in the Free State mining complex to be converted to mining rights, in terms of the Mineral and Petroleum Resources Development Act, Act 28 of 2002

Reserve area	Coal seam	Gross in situ Coal Resource (Mt)(3)	Geological discount (Mt)	Mine layout losses (Mt)	Extraction rate (%)	Recoverable Coal Reserves(2) (Mt)	Proven/ Probable
Mohlolo North	3B/2B	0.556	0.034	0.028	17	0.084	Proven
Mohlolo South	2B/2A	5.450	0.315	0.273	41	1.985	Proven
Total		6.006				2.069	Proven
Mooikraal	3B	81.039	11.751	6.236	45	28.374	Proven
Total		81.039				28.374	Proven
Probable reserves.
Remainder Mooikraal	3B	18.906					Probable
Block 13 South	3B	109.900					Probable
North West	3B/2B	103.610					Probable

(1)    Mr. B Fourie compiled the coal reserve estimations in this table, under the supervision of Mr Phill Grobler Pr.Nat.Sci., Divisional Manager, Strategic Capacity Management, Sasol Mining. According to the “South African Code for

Reporting of Minerals Resources and Mineral Reserves, (The SAMREC code)” dealing with competence and responsibility, paragraph 4.1 states: Documentation detailing exploration results, mineral resources and mineral reserves estimates from which a public report on exploration results, mineral resources and mineral reserves is prepared, must be prepared by or under the direction of, and signed by, a competent person. Paragraph 4.3 states: A competent person is a person who is a member of the South African Council for Natural Scientific Professions (“SACNASP”).

(2)    100% of the recoverable coal is supplied to the client, with no beneficiation undertaken.

(3)    Mt refers to 1 million tonnes

Oil and Gas Production and Exploration Operations

SPI, our dedicated oil and gas exploration and production company, commenced full scale commercial production and supply of natural gas from the 70% owned Temane gas field in Mozambique during the first quarter in 2004 and made new discoveries in offshore Gabon and onshore Mozambique.

The Etame oil field in offshore Gabon came into production in September 2002. SPI retains a 27.75% shareholding in this field

Reserve and Production Disclosure

See supplemental oil and gas information to “Item 18—Financial Statements” for further disclosures of oil and gas operations.

	Crude oil and condensate (millions of barrels consolidated operations)			Natural gas (billions of cubic feet consolidated operations)
	Mozambique	Other areas	Total	Mozambique	Other areas	Total
Proved developed and undeveloped reserves
Opening volume derived from 30 June 2004 estimates	—	9.2	9.2	1,438	—	1,438
Production	—	(1.5)	(1.5)	—	—	—
Balance at 30 June 2004	—	7.7	7.7	1,438	—	1,438
Revisions	7.5	2.7	10.2	(25)	—	(25)
Extensions and discoveries	—	1.0	1.0	—	—	—
Production	(0.2)	(1.6)	(1.8)	(45)	—	(45)
Balance at 30 June 2005	7.3	9.8	17.1	1,368	—	1,368
Proved developed reserves
At 30 June 2004	—	4.3	4.3	375	—	375
At 30 June 2005	3.1	4.7	7.8	386	—	386

The oil and gas reserve estimations in this table were compiled by:

•       Mozambique: Mr L Williams, Asset Manager (SPI), Bachelor of Science Petroleum and Natural Gas Engineering;

•       Other: Mr N Dighe, Senior Petroleum Engineer (SPI), Master of Science Petroleum Engineering.

The table above records estimates of the reserve quantities held by Sasol, through its various operating entities under SPI.

The company currently has reserves in the following areas:

In Gabon (included under Other), the company holds a 27.75% non-operated interest in the offshore Etame oil field. An internally determined assessment of oil reserves was conducted during 25-26 April 2005 and updated for production through to 30 June 2005. As the license held over this property is a Production Sharing Agreement, reserves reported represent the net economic interest volumes attributable to the company, after deduction for royalties grossed up for income taxes. Upward revisions in reserve estimates for the year have been enabled by more performance history resulting in increased confidence in reserve levels and the effect of higher crude prices in the extension of the production plateau. Since the last assessment, a new production well (ET-6H) has been drilled and was brought into production during July 2005.

During 2004 exploration drilling of the Ebouri-1 and the Avouma-1 wells resulted in the discovery of additional reserves. During 2005 our partner and the Government of Gabon approval of a plan for the development of the Avouma field enabled the booking of reserves.

In Mozambique, we hold a 70% operational interest in the Pande and Temane gas fields. An internally determined assessment of gas reserves was conducted during 25-26 April 2005 and updated for production through to 30 June 2005. As the license held over this property is a Petroleum Production Agreement, reserves reported represent the net economic interest volumes attributable to the company, after deduction of royalties. Additionally, the volumes booked are restricted to take-or-pay quantities defined in the gas sales contract agreement for the 25 year term. Condensate volumes which were excluded from previous bookings are now included based upon the recognition of a spot market and a history of sales over the past year. The downward revision in natural gas volume was as a result of production history indicating a higher energy content in the reserves resulting in a reduction in the gas volume to meet the requirements under the gas sales agreement.

A phased approach to field development has been followed and only the Temane field has been developed and brought into production. Gross gas production (jointly with our 30% partner) for the year was 68 bcf. The Pande field is scheduled to commence development during 2007.

ITEM 5.                OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read this section along with our consolidated financial statements for the years ended and as at 30 June 2005, 30 June 2004 and 30 June 2003, including the accompanying notes, that are included in this annual report on Form 20-F. The following discussion of operating results and the financial review and prospects as well as our consolidated financial statements have been presented and prepared in accordance with US GAAP. The Segment Review included below is based on our segment results which have been prepared and presented in accordance with IFRS and reconciled to US GAAP, as IFRS information is what the company’s chief operating decision maker reviews in allocating resources and making investment decisions. Certain information contained in the discussion and analysis set forth below and elsewhere in this annual report includes forward-looking statements that involve risks and uncertainties. See “Item 3.D—Key Information—Risk Factors” for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in this annual report.

5.A   Operating Results

Company and Business Overview.

Sasol is an integrated oil and gas group with substantial chemical interests. In South Africa, we support these operations by mining coal and converting coal and natural gas into synthetic fuels and chemicals through proprietary Fischer-Tropsch technology. During the first quarter of 2004, we started extracting Mozambican natural gas, some of which we having been using as feedstock for fuel and chemical production in South Africa since mid 2004.

We also have chemical manufacturing and marketing operations in Europe, Asia and the Americas. Our larger chemical portfolios include polymers, solvents, olefins and surfactants and their intermediates, waxes, phenolics and nitrogenous products.

The group also explores for, and produces, crude oil in offshore Gabon, refines crude oil (acquired and produced) into liquid fuels in South Africa and retails liquid fuels and lubricants through a growing network of retail service centers.

We are also developing in Qatar and Nigeria two joint-venture GTL plants based on our proprietary Sasol SPD™ process.

We divide our operations into the following segments (turnover amounts in terms of IFRS):

•       Sasol Mining.   Sasol Mining sold 42.4 Mt of coal to our Sasolburg and Secunda regions petrochemical plants and exported 3.6 Mt of coal (mainly to Europe). As from the 2006 year, it will increase its annual supply of coal to Eskom to 1.8 Mt for the next three years. Sasol Mining accounted for 5% of our total segmental turnover in 2005.

•       Sasol Synfuels.   We operate the world’s largest commercial-scale coal-based synfuels manufacturing operation. It produces syngas through both coal and natural gas reforming, and uses Sasol’s high temperature Fischer-Tropsch technology to convert syngas into components for making synfuels, as well as chemical feedstock and pipeline gas. Sasol Synfuels produces most of South Africa’s chemical building blocks, including ethylene, propylene, ammonia, solvents and phenolics. Sasol Synfuels accounted for 19% of our total segmental turnover in 2005.

•       Sasol Liquid Fuels Business.   Sasol LFB manufactures and markets fuel and lubricants from its facilities at Secunda and through its 63.64% share in the Natref crude oil refinery (South Africa’s only inland crude oil refinery) at Sasolburg. Liquid fuels include gasoline, diesel, jet fuel, illuminating paraffin, fuel oils bitumen and automotive and industrial lubricants. Gaseous fuels include liquefied petroleum gas. This segment accounted for 25% of our total segmental turnover in 2005.

•       Sasol Gas.   Sasol Gas distributes and markets natural gas from Mozambique’s Temane field and methane-rich gas produced at Secunda. We deliver pipeline gas through 2,265km pipeline network to more than 530 industrial and commercial customers in Gauteng, Mpumulanga, Free State and Kwazulu-Natal in South Africa. This segment accounted for 2% of our total segmental turnover in 2005.

•       Sasol Synfuels International.   SSI together with the joint venture with Chevron, Sasol Chevron, develops and implements international ventures based on the integrated, Sasol SPD™ process for GTL fuel conversion. SSI also explores opportunities based on coal and other hydrocarbon sources that could entail the use of Fischer-Tropsch technology. SSI, in partnership with Qatar Petroleum, will bring its first GTL plant into production in the 2006 year. This segment did not contribute to our total external segmental turnover in 2005.

•       Sasol Olefins and Surfactants.   Sasol Olefins and Surfactants manufactures and markets a diverse range of surfactants and surfactant intermediates such as linear alkylbenzene and alcohols, as well as monomers and inorganic specialty chemicals, mainly in plants in Germany, Italy, the USA and South Africa, for customers across the globe. This segment accounted for 19% of our total segmental turnover in 2005.

•       Sasol Polymers.   Sasol Polymers operates plants at Sasolburg and Secunda and produces ethylene, propylene, low-density polyethylene, linear low-density polyethylene, polypropylene, vinyl chloride monomer, polyvinyl chloride, chlor-alkali chemicals and mining reagents. We have business operations located in South Africa, Malaysia and China. This segment accounted for 8% of our total segmental turnover recognized in 2005

•       Sasol Solvents.   Sasol Solvents is the supplier of diverse range of solvents and associated products with manufacturing plants in South Africa and Germany. This segment accounted for 9% of our total segmental turnover recognized in 2005.

•       Other.   We are also involved in a number of other activities in the energy, petroleum and chemicals industries, both in South Africa and abroad, which, among others, include international petroleum and gas exploration and production, production of other chemical products (including wax, fertilizer and explosive products), as well as technology research and development, and our financing activities. These activities accounted for 13% of our total segmental turnover recognized in 2005.

Our business, operating results, cash flow and financial condition are subject to the influence of a number of external factors and conditions. These include conditions in the markets in which we sell our products, including the effect of fluctuations in the currency markets, most notably in the exchange rate between the rand and the US dollar, fluctuation in the international price of crude oil and cyclicality in the prices of chemical products. Other factors which may influence our business and operating results include economic, social, political and regulatory conditions and developments in the countries in which we operate our facilities or market our products. See “Item 3.D—Risk Factors”.

Exchange rate fluctuations

The rand is our principal operating currency. However, a large part of our group’s turnover is denominated in US dollars and some part in euro, derived either from exports from South Africa or from our manufacturing and distribution operations outside South Africa. A significant part of our turnover is also determined by the US dollar, as petroleum prices in general and the price of most petroleum and chemical products in South Africa are based on global commodity and benchmark prices which are quoted in US dollars. Hence, a large part of our group turnover (approximately 90%) is denominated in US dollars or influenced by the underlying global commodity and benchmark prices which are quoted in US dollars, while about one third of our costs are rand denominated. A significant part of our capital expenditure is also US dollar-denominated, as it is directed to investments outside South Africa. For more information regarding fluctuations in the value of the rand against the U.S. dollar, see “Item 3A.—Selected Financial Data”.

Since 2003, the rand has appreciated against the US dollar. This has had a negative impact on our operating results. Similarly, the strengthening of the euro against the US dollar over the last two years has impacted the profitability of our European operations where a large part of our costs are euro based and a significant portion of our turnover is US dollar based. These negative effects of the exchange rate were outweighed in the 2005 year by increases in chemical prices and the crude oil price.

In addition, although the exchange rate of the rand is primarily market-determined, its value at any time may not be an accurate reflection of the underlying value of the rand, due to the potential effect of, among other factors, exchange controls. These regulations also affect our ability to borrow funds from non-South African sources for use in South Africa or to repay these funds from South Africa and, in some cases, our ability to guarantee the obligations of our subsidiaries with regard to these funds. These restrictions have affected the manner in which we have financed our acquisitions outside South Africa and the geographic distribution of our debt. See “Item 10—Additional Information”.

Any change in the annual average rand/US dollar exchange rate has a significant effect on our results. For the 2006 year, we anticipate that for every R0.10 weakening or strengthening of the rand against the US dollar for the year, our operating profit will increase or decrease by approximately R500 million as applicable. This sensitivity is utilized primarily for purposes of financial forecasting and budgeting, and reflects the effect of possible changes in the average annual exchange rate and excludes the effect of any changes to the closing rand/US dollar exchange rate.

Sasol manages its foreign exchange risks through the selective use of forward exchange contracts, cross currency swaps and cross currency options. We use forward exchange contracts to reduce foreign currency exposures arising from imports into South Africa. We apply the following principal policies in order to protect ourselves against the effects (on our South African operations) of a volatile rand against other major currencies as well as an anticipated long-term trend of a devaluing rand:

•       All major capital expenditure in foreign currency is hedged on commitment of expenditure or on approval of the project (also with SARB approval), by way of forward exchange contracts; and

•       All imports in foreign currency in excess of an equivalent of US$50,000 per transaction are hedged on commitment by way of forward exchange contracts.

See “Item 11—Quantitative and Qualitative Disclosure About Market Risk”.

Fluctuations in refining margins and crude oil, natural gas and petroleum products prices

Through our equity participation in the Natref refinery, we are exposed to fluctuations in refinery margins resulting from fluctuations in international crude oil and petroleum product prices. We are also exposed to changes in absolute levels of international petroleum product prices through our synfuels operations. Fluctuations in international crude oil prices affect our results mainly through their indirect effect on the BFP formula. A key factor in the BFP is the Mediterranean and Singapore (gasoline) or the Arab Gulf (diesel) spot price. See “Item 4.B—Business Overview—Sasol Synfuels”, “Sasol Liquid Fuels Business” and “Sasol Petroleum International”. Furthermore, prices of petrochemical products and natural gas are also affected by fluctuations in crude oil prices.

Market prices for crude oil, natural gas and petroleum products fluctuate as they are subject to local and international supply and demand fundamentals and factors over which we have no control. Worldwide supply conditions and the price levels of crude oil may be significantly influenced by international cartels, which control the production of a significant proportion of the worldwide supply of crude oil, and by political developments, especially in the Middle East.

The volatility of the crude oil price is illustrated in the following table, which shows the annual high, low and average of the European Brent Crude Spot Price (Free On Board) in US dollars for the past 10 calendar years and to date in calendar year 2005:

	US dollars per Barrel (US$/b)
Calendar Year	Average(1)	High	Low
1995	17.02	19.38	15.35
1996	20.64	25.40	16.23
1997	19.11	24.83	15.86
1998	12.76	16.28	9.10
1999	17.90	26.46	9.77
2000	28.66	37.43	21.05
2001	24.46	30.68	16.51
2002	24.99	32.02	18.17
2003	28.85	34.94	23.23
2004	38.26	52.28	29.02
2005 (through 30 September)	53.82	67.26	40.75

Source: Energy Information Administration (US Department of Energy)

(1)           The average price was calculated as an arithmetic average of the quoted daily spot price.

On 30 September 2005, the Spot Price of European Brent Crude Oil was US$61.70/b.

Significant changes in the price of crude oil, natural gas and petroleum products over a sustained period of time may lead Sasol to increase or decrease its production, which could have a material impact on Sasol’s turnover. Decreases in the price of crude oil and petroleum products can have a material adverse effect on our business, operating results, cash flows and financial condition.

Other factors which may influence the aggregate demand and hence affect the markets and prices for products we sell, may include changes in economic conditions, the price and availability of substitute fuels, changes in product inventory, product specifications and other factors. In recent years, prices for petroleum products have fluctuated widely.

As a general rule, Sasol makes limited use of derivative instruments, including commodity swaps, options and futures contracts of short duration as a means of mitigating price and timing risks on crude oil and other energy-related product purchases and sales. See “Item 11.—Quantitative and Qualitative Disclosure About Market Risk”. While the use of these hedging instruments provides some protection against short-term volatility in crude oil prices, it does not protect against longer-term trends in crude oil prices.

During 2005 a portion (approximately 30% of Synfuels’ production) of our exposure to crude oil price volatility was hedged by entering into a derivative financial instrument in terms of which 45,000 bpd of crude oil were sold forward at a weighted average price of US$33.12/b. Whilst the hedge achieved our objective of achieving a minimum level of cash flows in order to fund our capital expenditure program, the group realized an opportunity loss for the year on this hedge of R1,147 million before tax (Refer to the Segment Overview—Sasol Synfuels below).

Sasol has reviewed the group’s oil price exposure for the 2006 year. Due to continuing volatility in oil markets and considering the capital expenditure plans for the year, we have decided to continue with modest hedging to protect cash flows, but following a different approach.

We have, therefore, for the 2006 year, entered into hedging transactions (zero cost collars) for 45,000 bpd (equivalent to approximately 30% of Sasol Synfuels’ production). In terms of this hedge the group will be protected, should monthly average oil prices decrease below US$45.00/b on the hedged portion of production, and conversely, will incur opportunity losses on the hedged portion of production should monthly average oil prices exceed US$82.61/b. Although this approach protects Sasol should crude oil prices drop below US$45.00/b, thereby ensuring that sufficient cash flow is generated to fund the capital expenditure program, it allows Sasol to take advantage of any upside on the crude oil price up to US$82.61/b thus limiting the potential opportunity loss which could arise.

For the 2006 year, we anticipate that a US$1/b increase in the average annual crude oil price will result in an approximately R255 million (US$39 million) increase in operating profit with a similar negative consequence if the average annual crude oil price decreases by US$1/b. This sensitivity is utilized primarily for purposes of financial forecasting and budgeting. Should the average crude oil price move outside the range of our zero cost collar hedging instrument described above, the effect on operating profit will increase or decrease to approximately R105 million (US$16,5 million) for each US$1 change in the crude oil price.

Cyclicality in petrochemical products prices

The demand for our chemical and especially polymer products is normally cyclical. Typically, higher demand during peaks in industry cycles leads producers to increase production capacity. Although peaks in these cycles have in the past been characterized by increased market prices and higher operating margins, such peaks have prompted further capital investment which has led to supply exceeding demand and a resultant reduction in selling prices and operating margins.

Even though there is currently a surplus capacity of some products in the chemicals market, with the possibility of further capacity additions in the next few years, it is not currently group policy to hedge against petrochemical product price movements.

The group’s strategic policy is to invest in downstream chemical activities which are backward integrated into the primary feed streams of those commodities. Our decision, subsequent to year end, of the potential divestment of our Olefins and Surfactants business (as disclosed below), as a result of it not having the required degree of backward integration into its feed streams evidences this strategy.

Divestment from our Olefins and Surfactants Business

Sasol announced in August 2005 that it is considering the disposal of its Olefins and Surfactants business excluding its co-monomers activities in South Africa subject to an acceptable price being obtained. In 2003, Sasol announced that it would continue to grow its chemical businesses conditional upon projects leveraging its technology or securing integrated and highly cost-competitive feedstock positions. The Olefins and Surfactants business is only partially integrated upstream into feedstock and has not adequately provided the integration benefits which we require.

The intended divestment from the Olefins and Surfactants business will provide a number of challenges for the relevant teams to ensure that all aspects are taken into account in this transaction. Should the business be sold it will have a material effect on our business, operating results, cash flows and financial condition.

Termination of long-term product supply agreements and the establishment of our retail service station network

Up until December 2003 we were party to the Main Supply and Blue Pump Agreements, which formed a series of long-term supply agreements with the major oil companies operating in South Africa, under which oil companies purchased certain of our petroleum products. Moreover, we were not allowed to market liquid fuels directly to the retail and commercial markets in South Africa, with the main exception of the so-called “Blue Pumps”, which were Sasol-branded fuel pumps supplying our own fuels, located at service stations of other oil companies in designated regions.

Following termination of the agreements, the restrictions on our ability to market our petroleum products directly to the South African retail and commercial markets expired. As a result we have sold or removed all the Blue Pumps and associated infrastructure from service stations owned by other oil companies, and have concluded new short-term arrangements with the oil companies to supply their petroleum product requirements in certain geographic areas. Further negotiations with these oil companies are ongoing. During 2003 we commenced with the development of a service station network with a view to accessing the retail market in South Africa with our own Sasol brand, and, in order to enhance the profitability of this network, we are concentrating on developing high volume stations in growth areas (We acquired Exel Petroleum and integrated this into Sasol LFB during the second half of 2004). Since launching the retail network in 2003, we have established 345 Sasol and Exel service stations around South Africa. See “Item 4.B Business Overview—Sasol’s Liquid Fuel Business”.

Inflation

Whilst over recent years, rates of inflation and interest have been at relatively low levels, the economy of South Africa, though currently well managed, at various times in the past has had high rates of inflation and high interest rates compared to the United States of America and Europe. Should these conditions recur, this would increase our South African-based costs. High interest rates could adversely affect our ability to ensure cost-effective debt financing in South Africa. Sasol expects the impact of changes in the rates of inflation on our international operations to be less significant.

The history of the South African producer price index is illustrated in the following table, which shows the average increase in the index for the past 10 calendar years and to date in calendar year 2005:

Calendar Year	Average
1995	9.4%
1996	7.0%
1997	7.0%
1998	3.6%
1999	5.8%
2000	9.2%
2001	8.4%
2002	14.2%
2003	1.7%
2004	0.6%
2005 (through 30 August)	4.2%

Source: Statistics South Africa

Our operations are subject to various laws and regulations in the countries in which we operate.

The group operates in numerous countries throughout the world and is subject to various laws and regulations which may become more stringent. Our mining, gas and petroleum-related activities in South Africa are subject to, amongst others, the following laws or regulations:

•       The Minerals Act;

•       The Mineral and Petroleum Resources Development Act;

•       The Mineral and Petroleum Royalty Bill

•       The Petroleum Products Act and the Petroleum Related Products Amendment Act;

•       The Petroleum Pipelines Act;

•       The Gas Act; and

•       The Gas Regulator Levies Act.

We are also subject to the various local, national and regional safety, health and environmental laws and regulations. Our global operations are also impacted by international environmental conventions. See “Item 4.B—Business Overview” and “Item 3.D—Risk Factors” for the details of the various laws and regulations which may impact on operating results, cash flows and financial condition of Sasol.

In South Africa our operations are required to comply with certain procurement, employment equity, ownership and other regulations which have been designed to address the country’s specific transformation issues. These include the Mining Charter, the Liquid Fuels Charter, the Board-based Black Economic Empowerment Act along with the various Codes of Good Corporate Practice for Board-based Black Economic Empowerment, and The Restitution of Land Rights Act. See “Item 4.B—Business Overview”.

Competition by products originating from countries with low production costs

A significant part of our chemical production facilities is located in developed countries, including the United States of America and Europe. Economic and political conditions in these countries result in relatively high labor costs and, in some regions, inflexible labor markets, compared to others. Increasing competition from regions with lower labor costs and feedstock prices, for example the Middle East and China, exercises pressure on the competitiveness of our chemical products and, therefore, on our profit margins and may result in the withdrawal of particular products or closure of facilities.

HIV/AIDS in sub-Saharan Africa

HIV/AIDS is a healthcare challenge faced by our South African and other sub-Saharan operations. Based on an actuarial study, which excludes the positive impact of any prevention and management intervention programs, we estimate that, while the percentage of infected employees may not rise significantly in the forthcoming years, there will be a significant increase in the number of AIDS-related fatalities. See “Item 6—Directors, Senior Management and Employees”.

We incur costs relating to the medical treatment and loss of infected personnel, as well as the related loss of productivity. We also incur costs relating to the recruitment and training of new personnel. We are not in a position to accurately quantify these costs. Based on our actuarial models, we estimate that the impact of HIV/AIDS on our payroll expenses should be less than 1% of our current payroll for our South African employees by the 2007 calendar year, when we expect prevalence rates to peak. This calculation is based on the estimated financial impact on production resulting from the projected prevalence of HIV/AIDS among our workforce, but does not take into account indirect costs of productivity losses. We are investing human and financial resources in connection with establishing and maintaining programs to address the HIV/AIDS problem. See “Item 6—Directors, Senior Management and Employees”.

The liquid fuels joint venture.

On 6 February 2004, Sasol announced that Sasol Limited and Petronas were in discussions concerning the combination of Sasol LFB and Petronas’ South African LFB, Engen Limited (“Engen”) in a joint venture to create a leading South African liquid fuels business. The new LFB will be effected by way of a joint venture, Uhambo Oil, in which Sasol and Petronas will each have an equal 37.5% interest and BEE partners (both existing and new) will hold a combined 25% interest. The definitive agreements were signed on 1 November 2004. The transaction is subject to the approval by the competition authorities. The South

African Competition Commission granted conditional approval to the proposed joint venture in May 2005, The Competition Tribunal hearings commenced in October 2005 with the decision expected by the end of 2005. In September 2005, Sasol announced that Tshwarisano, its Broad-based BEE partner, would acquire a 12.5% interest in Uhambo Oil for R1.45 billion, subject to the approval of the Competition Tribunal. If, for any reason, the Competition Tribunal does not rule in favor of the merger, Tshwarisano will become a 25% shareholder in Sasol LFB rather than a 12.5% shareholder in Uhambo Oil. Through Sasol Financing (Pty) Limited and jointly with JP Morgan and Nedbank, Sasol will arrange and structure the senior-debt financing required by Tshwarisano amounting to approximately R1.1 billion. We will provide guarantees for this debt to the participating banks. See “Item 8.B—Significant Changes”.

The potential formation of the liquid fuels joint venture is expected to offer significant challenges for our business and financial teams. Should the joint venture be approved by the Competition Tribunal, a significant proportion of our resources will be required to successfully integrate this business into our reporting structure. Our accounting policy under US GAAP requires us to account for our investments in joint ventures using the equity method. We currently consolidate our interest in our LFB business under US GAAP. Should the proposed Uhambo Oil joint venture be approved, this will have a material effect on the way in which we report our operating results, cash flows and financial condition under US GAAP.

Significant Accounting Policies

The preparation of Sasol’s consolidated financial statements requires management to make estimates and assumptions that affect the reported results of its operations. Some of Sasol’s accounting policies require the application of significant judgments and estimates by management in selecting the appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to an inherent degree of uncertainty and are based on Sasol’s historical experience, terms of existing contracts, management’s view on trends in the industries in which we operate and information from outside sources and experts. Actual results may differ from those estimates.

Sasol’s significant accounting policies are described in more detail in note 2 to the consolidated financial statements. See “Item 18—Financial Statements”. This discussion and analysis should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this annual report.

Management believes the following significant accounting policies, among others, affect its more significant judgments and estimates used in the preparation of Sasol’s consolidated financial statements and could potentially impact Sasol’s financial results and future financial performance.

General

We evaluate our estimates, including those relating to trade receivables, inventories, investments, intangible assets, income taxes, pension and other post-retirement benefits and contingencies and litigation on an ongoing basis. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making our judgments about carrying values of assets and liabilities that are not readily available from other sources.

Business combinations

Management accounts for its business acquisitions under the purchase method of accounting. The total value of consideration paid for acquisitions is allocated to the underlying net assets acquired, based on their respective estimated fair values determined by using internal or external valuations. Management uses a number of valuation methods to determine the fair value of assets and liabilities acquired which it believes is the most appropriate measure to value each asset or liability. The policy for valuation of business acquisitions is considered critical because judgments made in determining the estimated fair value and expected useful lives assigned to each class of assets and liabilities acquired can significantly impact the value of the asset or liability, including the impact on deferred taxes, the respective amortization periods and ultimately earnings attributable to shareholders. Therefore the use of other valuation methods, as well as other assumptions underlying these valuation methods, could significantly impact the determination of the financial position and the results of operations. There have been no significant acquisitions or disposals during the current year.

Estimation of oil and gas reserves

The estimation of oil and gas reserves under SEC rules requires “¼geological and engineering data (that) demonstrate with reasonable certainty (reserves) to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made.” Refer to Table 4, “Proved Reserve Quantity Information,” on page G-4 for the estimates for the year ending 30 June 2005 and to Table 5, “Standardized Measure of Discounted Future Net Cash Flows”, on page G-5 for our standardized discounted future net cash flow information in respect proved reserves for year-end 30 June 2005, which were based on year-end prices at the time.

Estimates of oil and gas reserves are inherently imprecise, require the application of judgment and are subject to future revision. Accordingly, financial and accounting measures (such as the standardized measure of discounted cash flows, depreciation and amortization charges and asset retirement obligations), that are based on proved reserves are also subject to change.

Proved reserves are estimated by reference to available reservoir and well information, including production and pressure trends for producing reservoirs and, in some cases, subject to definitional limits, to similar data in respect of other producing reservoirs. Proved reserves estimates are attributed to future development projects only where there is significant commitment to project funding and execution and for which applicable governmental and regulatory approvals have been secured or are reasonably certain to be secured. Furthermore, estimates of proved reserves only include volumes for which access to markets is assured with reasonable certainty. All proved reserves estimates are subject to revision, either upward or downward, based on new information, such as from development drilling and production activities or from changes in economic factors, including product prices, contract terms or development plans. See “Item 4.D—Information on the Company—Property, Plants and Equipment”.

Upward revisions in oil reserve estimates for the year have been enabled by more performance history resulting in increased confidence in reserve levels and the effect of higher crude prices in the extension of the production plateau. Additionally condensate volumes which were excluded from previous estimates have been included based upon the recognition of a spot market and a history of sales over the 2005 year.

The downward revision in natural gas volume was as a result of production history indicating a higher energy content in the reserves resulting in a reduction in the gas volume to meet the requirements under the gas sales agreement. These revisions to our oil and gas reserves during the current year did not have a material impact on our financial position and results from operations.

Amortization of coal mining assets

We calculate amortization charges on coal mining assets using the units-of-production method, which is based on our proven and probable reserves, not exceeding the estimated useful lives of the mines. The lives of the mines are estimated by our geology department using interpretations of mineral reserves, as determined in accordance with Industry Guide 7 under the US Securities Act of 1933, as amended. The estimate of the total reserves of our mines could be materially different from the actual coal mined. The actual usage by the mines may be impacted by changes in the factors used in determining the economic value of our mineral reserves, such as the coal price and foreign currency exchange rates. Any change in management’s estimate of the total expected future lives of the mines would impact the amortization charge recorded in our consolidated financial statements, as well as our estimated asset retirement obligations. See “Item 4.D—Information on the Company—Property, Plants and Equipment”.

Fair value and useful life of intangible assets

In assessing the recoverability of goodwill (which requires the assessment of fair value of the reporting unit) and other intangible assets, we must make assumptions (including inflation, exchange rates and oil and chemical product prices amongst others) regarding estimated future cash flows and other factors to determine the fair value of the respective assets. If these estimates or their fair value assessments change in the future, we may need to record impairment charges for these assets. Identifiable intangible assets with definite useful lives, such as patents, trademarks and licenses, are currently amortized on a straight-line basis, over their estimated useful lives.

Fair value and useful life of long-lived assets

In assessing the useful life of long-lived assets, we use estimates of future cash flows and expectations regarding the future utilization pattern of the assets to determine the depreciation to be charged on a straight-line basis over the estimated useful lives of the assets. Annually, we review the useful lives and economic capacity of the long-lived assets with reference to any events or circumstances that may indicate that an adjustment to the depreciation period is necessary.

Given the significance of long-lived assets to our financial statements, any change in the depreciation period could have a material impact on our results of operations and financial condition. An assessment was performed during the current year of the useful lives of certain items of property, plant and equipment resulting in a reduction in our depreciation charge of approximately R1.5 billion. Refer to the discussions included below under the Segment Review for the impact for each business operation. The assessment was undertaken due to the recent significant capital expenditure incurred, for example Project Turbo, primarily designed to enable our facilities to produce fuel which meets the new South African fuel specifications with effect from 1 January 2006 and to expand our polymers portfolio. As Sasol Synfuels is the primary downstream feedstock provider to a number of the chemical plants in the Secunda complex, the useful lives of these assets were also assessed. This resulted in a substantial increase in the expected remaining useful life of our assets in Secunda to a maximum remaining life of 25 years. In Sasolburg, the introduction of natural gas as the primary feedstock towards the end of 2004 and the replacement of coal resulted in a similar assessment of the useful lives of the assets in the Sasolburg region as well as the group’s gas pipeline infrastructure. As part of this process the useful lives of the assets in our overseas facilities were also evaluated. This assessment of the useful lives was performed taking into account the following factors:

•       The expected usage of the asset by the business. Usage is assessed with reference to the asset’s expected capacity or physical output;

•       The expected physical wear and tear, which depends on operational factors such as the number of shifts for which the asset is to be used, the repair and maintenance programme of the business and the care and maintenance of the asset while idle;

•       Technological obsolescence arising from changes or improvements in production or from a change in the market demand for the output of the asset;

•       Legal or similar limits on the use of the asset, such as expiry dates and related leases; and

•       Dependency or co-dependency on supply of raw materials.

The group reviews the useful life of its property, plant and equipment on an annual basis.

Impairment of long-lived assets

Long-lived assets are reviewed using economic valuations to calculate impairment losses whenever events or a change in circumstance indicate that the carrying amount may not be recoverable. In carrying out the economic valuations, an assessment is made of the future cash flows expected to be generated by the assets, taking into account current market conditions, the expected lives of the assets and our budgeting process. The actual outcome can vary significantly from our forecasts, thereby affecting our assessment of future cash flows. Assets whose carrying values exceed their estimated recoverable amount, determined on an undiscounted basis, are written down to an amount determined using discounted net future cash flows expected to be generated by the asset. The expected future cash flows are discounted based on Sasol’s Weighted Average Cost of Capital (“WACC”) which, at 30 June 2005, was 12.75% for our South African operations and 7.25% for our operations in Europe and the United States. Refer to the discussions included below under the Segment Review for the financial impact of the impairment assessments performed during the current year.

Asset retirement and rehabilitation obligations

We have significant obligations to remove plant and equipment and rehabilitate land in areas in which we conduct operations upon termination of such operations. Removal and restoration obligations are primarily associated with our mining and petrochemical operations around the world. The estimated fair value of dismantling and removing these facilities is accrued for as the obligation arises, if estimable, concurrent with the recognition of an increase in the related asset’s carrying value. Estimating the future asset removal costs is complex and requires management to make estimates and judgments because most of the removal obligations will be fulfilled in the future and contracts and regulations often have vague descriptions of what constitutes removal. Further, management is required to determine the discount rate to be used in calculating the obligation based on the amount of the credit risk of the group which varies depending on the underlying interest rate environment. Future asset removal costs are also influenced by changing removal technologies, political, environmental, safety, business relations and statutory considerations. The actual liability for rehabilitation costs can vary significantly from our estimate and, as a result, the liabilities that we report can vary significantly if our assessment of these costs changes. As at 30 June 2005 the undiscounted value of our asset retirement and rehabilitation obligations was R13.9 billion. The total discounted cash flow as at 30 June 2005 amounted to R2.2 billion, of which R261 million will be incurred in the 2006 year. These obligations are discounted using a credit adjusted rate depending on the expected timing of the obligation and the currency in which the obligation will be settled, and the discount rates fall within a range of between 3.2% to 9.2%.

Employee benefits

We provide for our obligations and expenses for pension and provident funds as they apply to both defined contribution and defined benefit schemes, as well as post-retirement healthcare liabilities. The amount provided is determined based on a number of assumptions and in consultation with an independent actuary. These assumptions are described in Note 22 to “Item 18—Financial Statements” and include, among others, the discount rate, the expected long-term rate of return on pension plan assets, healthcare inflation costs and rates of increase in compensation costs. The nature of the assumptions is inherently long-term, and future experience may differ from these estimates. For example, a one percentage point increase in assumed healthcare cost trend rates would increase the accumulated post-retirement benefit obligation by R451 million in South Africa and by R41 million outside of South Africa as at 30 June 2005.

The group includes the amortization of unrecognized gains and losses on the pension fund valuation as a component of net pension cost for the year if the net cumulative unrecognized actuarial gains and losses at the end of the previous reporting period exceed the greater of:

•       10% of the present value of the defined benefit obligation at that date; or

•       10% of the fair value of any plan assets at that date

(the 10% corridor rule) whereas in respect of the post-retirement healthcare valuation the group accounting policy requires the immediate recognition of net actuarial gains and losses.

While management believes that the assumptions used are appropriate, significant changes in the assumptions may materially affect our pension and other post-retirement obligations and future expense.

Fair value estimations of financial instruments

We base fair values of financial instruments on listed market prices, where available. If listed market prices are not available, fair value is determined based on other relevant factors, including dealers’ price quotations and price quotations for similar instruments traded in different markets. Fair value for certain derivatives are based on pricing models that consider current market and contractual prices for the underlying financial instruments or commodities, as well as the time value and yield curve or fluctuation factors underlying the positions. Pricing models and their underlying assumptions impact the amount and timing of unrealized gains and losses recognized, and the use of different pricing models or assumptions could produce different financial results. See “Item 11—Quantitative and Qualitative Disclosures about Market Risk”.

Deferred tax

We apply significant judgment in determining our provision for income taxes and our deferred tax assets and liabilities.

Temporary differences arise between the carrying values of assets and liabilities for accounting purposes and the amounts used for tax purposes. These temporary differences result in tax liabilities being recognized and deferred tax assets being considered based on the probability of our deferred tax assets being recoverable from future taxable income. We provide deferred tax at the tax rate applicable to undistributed earnings on all temporary differences arising between the carrying values of assets and liabilities for accounting purposes and the amounts used for tax purposes unless there is a temporary difference that is specifically excluded in accordance with generally accepted accounting principles. To the extent that we believe that recovery is not likely, we establish a valuation allowance. A valuation allowance of R671 million (2004 : R414 million) has been established for certain deferred tax assets which we believe is not more likely than not be recovered. The carrying value of our net deferred tax assets assumes that we will be able to generate sufficient future taxable income in applicable tax jurisdictions, based on estimates and assumptions. While we have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event that we were to determine that we would not be able to realize our deferred tax assets in the future, a valuation allowance may be required which would reduce income in the period that such determination was made.

Secondary Taxation on Companies

In South Africa, we pay both income tax and Secondary Taxation on Companies (“STC”). STC is levied on companies at a rate of 12.5% of dividends distributed. In the case of companies liquidated after 1 April 1993, STC is only payable on undistributed earnings earned after 1 April 1993. The tax becomes due and payable on declaration of a dividend. When dividends are received in the current year that can be offset against future dividend payments to reduce the STC liability, a deferred tax asset is recognized to the extent of the future reduction in STC.

Sasol does not provide deferred taxes at the tax rate applicable to distributed earnings. We believe that this is consistent with the accounting principle that allows the accrual of dividend payments after dividend declaration. If we were to provide for deferred taxes on the potential STC arising on our undistributed earnings, should these be declared as dividends, there would be an increase in deferred tax liabilities of R5,029 million at 30 June 2005 (2004—R4,240 million; 2003—R3,762 million) resulting in a net deferred tax liability of R10,570 million at 30 June 2005 (2004—R8,910 million; 2003—R8,755 million). The STC charge included in our Income tax expense would increase by R789 million resulting in earnings attributable to shareholders of R8,998 million for the year ended 30 June 2005 (2004—R478 million and R4,880 million; 2003—R465 million and R6,879 million, respectively). The additional deferred tax liability would result in total shareholders’ equity of R35,916 million at 30 June 2005 (2004—R29,429 million; 2003—R29,031 million). We expect that R1,877 million of undistributed earnings earned before 1 April 1993 of two dormant companies will be distributed without attracting STC of R209 million.

Commitments and contingencies

Management’s current estimated range of liabilities relating to certain pending litigation and arbitration proceedings is based on claims for which management can reasonably estimate the amount of loss. We have recorded the estimated liability where such amount can be determined and the minimum liability related to those claims where there is a range of loss, and no amount within the range is more probable than the others. As additional information becomes available, we will assess the potential liability related to our pending litigation and arbitration proceedings and revise our estimates. Such revisions in our estimates of the potential liability could materially impact our results of operation and financial position. See “Item 5.E—Off-balance Sheet Arrangements”.

OUR RESULTS OF OPERATIONS FOR 2005 AND 2004

The financial results below are stated under US GAAP.

Results of Operations

	2005	2004	Change	Change
	(Rand in millions)%
Turnover	67,427	58,808	8,619	15
Other operating income	408	332	76	23
Net foreign exchange gains / (losses)	146	(1,266)	1,412	112
Operating costs and expenses	(53,048)	(49,135)	(3,913)	(8)
Operating profit	14,933	8,739	6,194	71
Net other expenses	(193)	(63)	(130)	(206)
Income before tax, earnings / (losses) of equity accounted investees and minority interest	14,740	8,676	6,064	70
Income tax	(5,157)	(3,177)	(1,980)	(62)
Income after tax, but before earnings / (losses) of equity accounted investees and minority interest	9,583	5,499	4,084	74
Earnings / (losses) of equity accounted investees	307	(49)	356	727
Minority interest	(103)	(92)	(11)	(12)
Earnings attributable to shareholders	9,787	5,358	4,429	83

Overview

Higher average annual international oil prices (dated Brent US$46.17/b for 2005 versus US$31.30/b in 2004) boosted operating profit. This benefit was partly offset by the adverse impact of the stronger rand during the year (average rate R6.21per US dollar for the 2005 year compared to R6.88 per US dollar in the 2004 year). The net adverse impact of currency effects manifested themselves across all of Sasol’s businesses. The benefit of higher oil prices were, however, only realized in the energy and fuel-related businesses with adverse effects being experienced in the chemical businesses because of higher oil-derivative feedstock costs. However, our chemical businesses returned positive results due to significant increases in chemical prices. It is believed that the chemical prices realized during the 2005 year by Sasol Solvents reached unsustainable highs.

Turnover

Turnover consists of the following categories:

Category	2005	2004	Change	Change
	(Rand in millions)%
Sale of products	66,507	57,973	8,534	15
Services rendered	543	517	26	5
Commission and marketing income	377	318	59	19
Total turnover	67,427	58,808	8,619	15

Turnover in the 2005 year, increased by R8,619 million (15%) from R58,808 to R67,427 million when compared to the previous year. The primary factors contributing to this increase were:

	2005
	(Rand in millions)%
Turnover as reported in 2004	58,808
Exchange rates effects (negative)	(4,745)	(8)
Product prices increases	14,155	24
—crude oil	6,349	11
—other products (including chemicals)	7,806	13
Volumes decreases	(791)	(1)
Turnover as reported in 2005	67,427

Other operating income

Other operating income in 2005 amounted to R408 million, which represents an increase of R76 million or 23%, compared to R332 million in 2004. Included in other operating income for the current year is the profit recognized of R33 million on the sale of part of our participation rights in the 2nd phase of the Qatar GTL project and insurance claims totaling R210 million.

Net foreign exchange gains / (losses)

Net foreign exchange gains for 2005 arising primarily on the translation of monetary assets and liabilities amounted to R146 million which resulted in an increase in operating profit of R1,412 million compared to the loss of R1,266 million in 2004. The profit recognized is due to the weakening of the rand / US dollar exchange rate towards the end of the year closing at R6.67 per US dollar at 30 June 2005 compared to the spot exchange rate at 30 June 2004 of R6.21 per US dollar and as at 30 June 2003 of R7.50 per US dollar. Additionally the average exchange rate for the 2005 financial year was R6.21 per US dollar compared to R6.88 per US dollar for 2004 and R9.03 per US dollar for 2003. The closing rate is used to translate all our monetary assets and liabilities denominated in a currency other than the rand at balance sheet date as a result a net profit was recognized on these translations.

Operating costs and expenses

Operating costs and expenses consists of the following categories:

Category	2005	2004	Change	Change
	(Rand in millions)%
Cost of products sold	40,129	37,288	2,841	8
Cost of services rendered	530	502	28	6
Selling and distribution costs	4,913	4,837	76	2
Administrative expenses	3,868	3,605	263	7
Other operating expenses	3,608	2,903	705	24
Total operating costs and expenses	53,048	49,135	3,913	8

Total operating costs and expenses in 2005 amounted to R53,048 million, an increase of R3,913 million or 8%, compared to R49,135 million in 2004. The variances in the operating costs are described in detail in each of the various reporting segments, included in the Segment Review below.

Cost of products sold.   The cost of products sold in 2005 amounted to R40,129 million, an increase of R2,841 million or 8%, compared to R37,288 million in 2004. The increase is due to the increase in the crude oil price and other feedstock prices. Compared to sale of products, the cost of products sold was

60% in 2005 and 64% in 2004, this is mainly due to the effects of appreciation of the rand against the US dollar as well as the increase in crude oil and chemical prices.

Cost of services rendered.   Cost of services rendered in 2005 amounted to R530 million, an increase of R28 million or 6%, compared to the R502 million in 2004. The increase is in line with the increase in the turnover for services rendered.

Selling and distribution costs.   These costs comprise marketing and distribution of products as well as advertising, salaries and expenses of marketing personnel, freight, railage and customs and excise duty. Selling and distribution costs in 2005 amounted to R4,913 million, an increase of R76 million or 2%, compared to R4,837 million in 2004. Compared to sales of products, selling and distribution costs represented 7% in 2005 compared to 8% 2004. Costs increased due to inflation, this increase was partially negated by lower volumes sold during the current year.

Administrative expenses.   These costs comprise expenditure of personnel and administrative functions, including accounting, information technology, human resources, legal and administration, as well as pension, post-retirement healthcare and Sasol Share Incentive Scheme costs. Administrative expenses in 2005 amounted to R3,868 million, an increase of R263 million or 7%, compared to R3,605 million in 2004. The increase in our administrative expenses during the current year is due to certain costs incurred to date on our transaction to form the liquid fuels joint venture Uhambo Oil, and our readiness project to ensure compliance with the Sarbanes-Oxley Act, Section 404. In addition increased activity at SSI and SPI resulted in significant increases in their administrative expenses.

Other operating expenses.   Other operating expenses (including impairments) in 2005 amounted to R3,608 million, an increase of R705 million or 24%, compared to R2,903 million in 2004. This includes impairments of R262 million (2004 : R284 million), scrapping of assets of R290 million (2004 : Rnil) and the effects of the crude oil hedge of Sasol Synfuels amounting to R1.1 billion (2004 : R54 million). Details of the impairments, scrapping of assets and profit / (loss) on disposals are detailed in the Segment Review.

Included below are the impairments and scrapping of assets recognized:

	2005	2004
	(Rand in millions)
Sasol Synfuels	(139)	—
—impairments	(16)	—
—scrapping of assets	(123)	—
Sasol LFB	(46)	—
—impairments	(46)	—
Sasol Olefins and Surfactants	190	(52)
—impairments	(103)	(52)
—scrapping of assets	(87)	—
Sasol Solvents	(164)	(42)
—impairments	(84)	(42)
—scrapping of assets	(80)	—
Other Businesses	(13)	(190)
—impairments	(13)	(190)
Total impairments and scrapping of assets	552	284

Operating profit

When compared to 2004 our turnover under US GAAP for 2005 increased by R8,619 million or 15%, and other operating income increased by R76 million or 23%. These increases were partly offset by an increase in operating costs and expenses of R3,913 million which reduced the net effect on operating profit. Additionally the group recognized a net foreign exchange profit of R146 million compared to the net foreign exchange losses of R1,266 incurred in 2004. This resulted in an increase in operating profit of R6,194 million or 71% from R8,739 million in 2004 to R14,933 million in 2005.

The main factors contributing to the increase in operating profit were:

	2005
	(Rand in millions)%
Operating profit as reported in 2004	8,739
Exchange rates effects (negative)(1)	(1,386)	(16)
Product prices increases	8,274	95
—crude oil	3,466	40
—effect of the crude oil hedge	(1,147)	(13)
—other products (including chemicals)	5,955	68
Inflation on fixed costs	(529)	(6)
Net volume and productivity effects	(1,503)	(17)
Reassessment of useful lives(2)	1,547	18
Capital items(2)	(209)	(3)
Operating profit as reported in 2005	14,933

(1)    This arises primarily from the effects of the average US dollar exchange rate during the year on both turnover and operating expenses.

(2)    During 2005 a reassessment of the useful lives of various items of property, plant and equipment was performed the effect on each business is discussed in detail in the Segment Review.

(3)    Included in capital items is the impairment of long-lived assets and other capital items.

Net other expenses

Category	2005	2004	Change	Change
	(Rand in millions)%
Dividends received	23	14	9	64
Interest received	116	183	(67)	(37)
Finance costs	(332)	(368)	36	10
—interest incurred	(1,370)	(1,450)	80	6
—interest capitalized	1,038	1,082	(44)	(4)
Gain arising from issuance of subsidiary’s shares	—	108	(108)	(100)
Net other expenses	(193)	(63)	(130)	(206)

Interest income amounted to R116 million in 2005, a decrease of R67 million or 37%, compared to R183 million in 2004. This decrease is mainly attributable to translation differences on interest income from investments in foreign countries due to the appreciation of the rand against the US dollar, as well as lower average cash balances and declining interest rates.

Interest incurred in 2005 amounted to R1,370 million, a decrease of 6%, of which R1,038 million was capitalized, compared to interest incurred of R1,450 million in 2004, of which R1,082 million was capitalized. The decrease in interest incurred was mainly due to declining interest rates which was partially offset as a result of increased net borrowings due to capital project requirements. However, the Eurobond raised during the current year in the European capital markets is at a favorable interest rate compared to our other external borrowings. Capitalized interest decreased due the lower interest incurred, offset by increased capital expenditure on property, plant and equipment in 2005.

In 2004 our shareholding in Naledi Petroleum (Pty) Limited was diluted through the issuing of shares to minority shareholders which resulted in a gain of R108 million being realized.

Taxation

Income tax expense in 2005 amounted to R5,157 million, an increase of R1,980 million or 62%, compared to R3,177 million in 2004. These amounts include a deferred tax expense of R833 million in 2005 compared to a deferred tax benefit of R299 million in 2004. The increase in taxation is broadly in line with the increase in net income before taxation. The effective tax rate was 35.1% in 2005 and 36.6% in 2004. The difference between the statutory tax rate of 30% and the effective tax rate results mainly from STC which is levied at a rate of 12.5%, differences in foreign tax rates, disallowed expenditure and the effect of changes in tax rates for 2005. The decrease in average effective tax rate is due to the increase in the average rate of earnings to dividend distributions ratio from 2.2 times to 2.9 times which reduces the effect of STC on the effective tax rate.

On 8 July 2005, the President of South Africa signed the Taxation Laws Amendment Act of 2005 with the effect that all of our South African registered companies will be assessed at a tax rate of 29% for the financial year ended 30 June 2005.

Had the income tax expense and deferred tax liability and asset been calculated at 29% for the 2005 year, the impact on our results would have been as follows:

	As reported	Pro-forma	Change
	30 June 2005
	(Rand in millions, except earnings per share)
Balance sheet
Income tax payable	(686)	(574)	(112)
Net deferred tax liability	(5,541)	(5,380)	(161)
Income statement
Income tax	(5,157)	(4,886)	(271)
Earnings of equity account investees	307	312	(5)
Minority interest	(103)	(107)	4
Earnings attributable to shareholders	9,787	10,059	(272)
Earnings per share
Basic earnings per share (South African cents)	1,594	1,638	(44)
Diluted earnings per share (South African cents)	1,567	1,610	(43)

Earnings / (losses) of equity accounted investees

Earnings of equity accounted investees amounted to R307 million in 2005 compared to loss of equity accounted investees of R49 million in 2004. This profit comprises profits principally in our Sasol Polymers and Sasol Solvents businesses, offset by losses mainly from in our SSI business in 2005. The profits made are due to significant increases in chemical prices. The loss incurred by SSI, is due to increases in costs as a result of the increased activity at our GTL projects.

Minority interest

Minority interest in 2005 amounted to R103 million, compared to R92 million in 2004. The increase is mainly attributable to the increase in the profits earned from our Sasol LFB operations. This is due to the increase in the crude oil price which was partially off-set by the appreciation of the rand.

Earnings attributable to shareholders

As a result of the factors discussed above, earnings attributable to shareholders in 2005 was R9,787 million, an increase of R4,429 million or 83%, compared to R5,358 million in 2004.

OUR RESULTS OF OPERATIONS FOR 2004 AND 2003

The financial results below are stated under US GAAP.

Results of Operations

	2004	2003	Change	Change
	(Rand in millions)%
Turnover	58,808	63,769	(4,961)	(8)
Other operating income	332	603	(271)	(45)
Net foreign exchange losses	(1,266)	(2,437)	1,171	48
Operating costs and expenses	(49,135)	(50,924)	1,789	4
Operating profit	8,739	11,011	(2,272)	(21)
Net other expenses	(63)	(64)	1	2
Income before tax, losses of equity accounted investees and minority interest	8,676	10,947	(2,271)	(21)
Income tax	(3,177)	(3,915)	738	19
Income after tax, but before losses of equity accounted investees and minority interest	5,499	7,032	(1,533)	(22)
Losses of equity accounted investees	(49)	(47)	(2)	(4)
Minority interest	(92)	(170)	78	46
Earnings attributable to shareholders before cumulative effect of change in method of accounting	5,358	6,815	(1,457)	(21)
Change in method of accounting for asset retirement obligations, net of tax of R227 million	—	529	(529)	(100)
Earnings attributable to shareholders	5,358	7,344	(1,986)	(27)

Turnover

Turnover consists of the following categories:

Category	2004	2003	Change	Change
	(Rand in millions)%
Sale of products	57,973	62,509	(4,536)	(7)
Services rendered	517	502	15	3
Commission and marketing income	318	758	(440)	(58)
Total turnover	58,808	63,769	(4,961)	(8)

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

The average rand to US dollar exchange rate of R6.88 in 2004, was 24% stronger than the average of R9.03 in 2003. The average crude oil price, of US$31.36/b in 2004 was 13% higher than the average of US$27.83/b in 2003. Our average US dollar refining margins in 2004 remained constant at the levels of 2003.

Other operating income

Other operating income in 2004 amounted to R332 million, which represents a decrease of R271 million or 45%, compared to R603 million in 2003. Included in the 2003 other operating income was insurance claims of R541 million.

Net foreign exchange losses

Net foreign exchange losses for 2004 amounted to R1,266 million which represents a decrease of R1,171 million compared to a losses of R2,437 million in 2003. The losses are mainly attributable to the appreciation of the rand against the US dollar. However due to the fact that the rate of appreciation of the rand against the US dollar decreased significantly in the 2004 year the foreign exchange losses incurred decreased.

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

Cost of products sold.   The cost of products sold in 2004 amounted to R37,288 million, a decrease of R1,127 million or 3%, compared to R38,415 million in 2003. Compared to sales of products, the cost of products sold was 64% in 2004 and 61% in 2003, the increase is mainly due to the effects of the appreciation of the rand against the US dollar.

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

Impairments

Item	Segment	2004	2003
		(Rand in millions)
Glycol Ethers Plant	Solvents	13	—
Crotonaldehyde and Ethanol Plant	Solvents	23	—
Sodium Hydrogen Sulfide and Ammonium Sulfide Plants	Solvents	6	—
Sulfonation Plant	Olefins and Surfactants	26	—
Poly Internal Olefins Plant	Olefins and Surfactants	26	—
Fedmis Business	Other businesses	108	—
Mining Initiators Business	Other businesses	21	—
Other smaller assets	Other businesses	30	5
Total property, plant and equipment		253	5
Goodwill	Other businesses	21	48
Other intangible assets	Other businesses	5	5
Total intangible assets		26	53
Held for sale investment	Other businesses	5	—
Total investment		5	—
Total		284	58

Some of the significant impairments to property, plant and equipment included in the impairment charge of R253 million, above, for the year ended 30 June 2004 are in the following business segments:

Sasol Solvents—R42 million

Glycol ethers plant—Germany—An impairment review performed on the assets of Sasol Germany, identified that the glycol ethers plant is not expected to generate future positive cash flows. Accordingly a net impairment charge of R13 million was recognized in the income statement.

Crotonaldehyde and Ethanol plant—South Africa—The crotonaldehyde plant produced feedstock until October 2004 to meet its contractual commitments. Thereafter, the plant will be shutdown and parts of the plant used in a new process to convert acetaldehyde into crude ethanol. The crotonaldehyde plant has thus been impaired to a carrying value approximating the value of the assets that will be used in the crude ethanol plant.

The ethanol plant has been mothballed since December 2003. Enhancements to the Secunda plant have resulted in this plant no longer producing any product and not being required for backup purposes. As there are no future cash flows expected to be generated from this plant, the plant was impaired to a zero book value. A total impairment charge in respect of these two plants of R23 million has been recognized in the income statement.

Sodium Hydrogen Sulfide and Ammonium Sulfide plants—South Africa—The poor economic performance of the NaHS and ASD plants resulted in an impairment test being performed. The value in use for this asset was determined which is less than the carrying value and accordingly an impairment of R6 million was recognized in the income statement.

Sasol Olefins and Surfactants—R52 million

Sulfonation plant—Germany—The Marl sulfonation (LAS) units are running well below capacity. The lower sales volumes and resulting gross margins were not enough to support the associated fixed costs and result in a net negative cash flow. Furthermore, the main Marl LAS unit is based on old batch technology and the resulting product quality has been acceptable in the past but is coming under scrutiny now from some major customers. The impairment test performed resulted in an impairment of R26 million.

Poly Internal Olefins (“PIO”) Plant—Italy—PIO is an olefins derivative used in the automotive lubricants market and the plant is situated on the Sarroch site of Sasol Italy. During the past two years, the PIO based lubricants, experienced severe competition from Poly Alpa Olefins lubricants (quality leader) and a newcomer Hydrocracked Basestock (cost and price leader). As a consequence the PIO plant is operating below 50% of capacity which results in a net negative cash flow. An impairment test was carried out and an impairment of R26 million was recognized.

Nitro businesses (included in “Other businesses”)—R129 million

The assets of Fedmis have been written down to a potential scrap value resulting in a total impairment of R108 million due to a proposed disposal of Fedmis.

The change of operations to toll manufacturing results in certain assets in the remaining Sasol Mining Initiators (Pty) Limited (Sasol Mining Initiators Africa (Pty) Limited in particular) being impaired by R21 million.

Operating profit

Turnover for 2004 decreased by R4,961 million or 8%, and other operating income by R271 million. These decreases were partly offset by decreases in net foreign exchange losses of R1,171 million and in operating costs and expenses of R1,789 million, which reduced the net effect on operating profit. This resulted in a decrease in operating profit of R2,272 million or 21% from R11,011 million in 2003 to R8,739 million in 2004.

Net other expenses

Category	2004	2003	Change	Change
	(Rand in millions)%
Dividends received	14	14	—	—
Interest received	183	193	(10)	(5)
Finance costs	(368)	(271)	(97)	(36)
Interest incurred	(1,450)	(1,279)	(171)	(13)
Interest capitalized	1,082	1,008	74	7
Gain arising from issuance of subsidiary’s shares	108	—	108	100
Net other expenses	(63)	(64)	1	2

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

Interest incurred in 2004 amounted to R1,450 million, of which R1,082 million was capitalized, compared to interest incurred of R1,279 million in 2003, of which R1,008 million was capitalized. The increase in interest incurred was mainly a result of increased net borrowings. Capitalized interest increased due to increased investment in property, plant and equipment in 2004. Accordingly, finance costs expensed amounted to R368 million in 2004, an increase of R97 million or 36%, compared to finance costs expensed of R271 million in 2003.

In terms of the transaction to acquire the remaining interest in Naledi Petroleum Holdings (Pty) Limited (“NPH”), 22 shares were issued to some of the previous NPH shareholders which diluted our interest in Sasol Oil (Pty) Limited by approximately 2% and resulted in a gain of R108 million being realized.

Taxation

Income tax expense in 2004 amounted to R3,177 million, a decrease of R738 million or 19%, compared to R3,915 million in 2003. These amounts include a deferred tax benefit of R299 million in 2004 compared to a deferred tax expense of R114 million in 2003. The decrease in taxation is broadly in line with the decrease in net income before taxation. The effective tax rate was 36.6% in 2004 and 35.8% in 2003. The difference between the statutory tax rate of 30% and the effective tax rate results mainly from STC which is levied at a rate of 12.5%, differences in foreign tax rates, disallowed expenditure and exempt income for 2004.

Losses of equity accounted investees

Losses of equity accounted investees amounted to R49 million in 2004, an increase of R2 million or 4%, compared to a loss of R47 million in 2003. The loss of R49 million comprises mainly losses of R151 million incurred by some of our equity accounted investees, principally Sasol Chevron and Sasol Southwest Energy, offset by profits of approximately R102 million, mainly from Petlin, Merisol, and FFS Refiners in 2004.

Minority interest

Minority interest in 2004 amounted to R92 million, compared to R170 million in 2003. This is mainly attributable to of the acquisition of the minority interest of Naledi Petroleum Holdings with effect from 1 January 2004.

Earnings attributable to shareholders

As a result of the factors discussed above, earnings attributable to shareholders in 2004 was R5,358 million, a decrease of R1,986 million or 27%, compared to R7,344 million in 2003.

Segment Overview

The following is a discussion of our segment results. Segmental financial performance is measured on a management basis which is prepared in accordance with IFRS. This approach is based on the way management organizes segments within our group for making operating decisions and assessing performance. For more information on the reconciliation of segmental turnover and operating profit under IFRS to the corresponding amounts prepared under US GAAP, see below “Reconciliation of segmental results to US GAAP” and Note 3 to our consolidated financial statements. See “Item 18 Financial Statements”

Intersegment sales and transfers were entered into under terms and conditions substantially similar to terms and conditions which would have been negotiated with an independent third party.

Turnover per segment

	Sasol	Sasol	Sasol	Sasol	Sasol Synfuels	Sasol Olefins and	Sasol	Sasol		Total
2005	Mining	Synfuels	LFB	Gas	International	Surfactants	Polymers	Solvents	Other	segments
	(Rand in millions except for percentages)
External turnover	1,471	820	23,525	1,408	—	18,040	7,199	8,063	8,713	69,239
% of external turnover	2%	1%	34%	2%	—	26%	10%	12%	13%	100%
Inter-segment turnover	3,744	17,864	187	996	—	354	83	341	3,534	27,103
% of inter-segment turnover	14%	66%	1%	4%	—	1%	—	1%	13%	100%
Aggregated turnover	5,215	18,684	23,712	2,404	—	18,394	7,282	8,404	12,247	96,342
Elimination—inter-segment turnover										(27,103)
Total segment turnover										69,239

	Sasol	Sasol	Sasol	Sasol	Sasol Synfuels	Sasol Olefins and	Sasol	Sasol		Total
2004	Mining	Synfuels	LFB	Gas	International	Surfactants	Polymers	Solvents	Other	segments
	(Rand in millions except for percentages)
External turnover	1,083	1,329	18,554	1,389	7	17,133	6,576	5,956	8,124	60,151
% of external turnover	2%	2%	31%	2%	—	28%	11%	10%	14%	100%
Inter-segment turnover	4,161	14,664	297	133	—	249	86	499	3,609	23,698
% of inter-segment turnover	18%	62%	1%	—	—	1%	—	2%	16%	100%
Aggregated turnover	5,244	15,993	18,851	1,522	7	17,382	6,662	6,455	11,733	83,849
Elimination—inter-segment turnover										(23,698)
Total segment turnover										60,151

	Sasol	Sasol	Sasol	Sasol	Sasol Synfuels	Sasol Olefins and	Sasol	Sasol		Total
2003	Mining	Synfuels	LFB	Gas	International	Surfactants	Polymers	Solvents	Other	Segments
	(Rand in millions except for percentages)
External turnover	1,013	1,210	19,460	1,480	7	19,543	6,245	5,950	9,647	64,555
% of external turnover	2%	2%	30%	2%	—	30%	10%	9%	15%	100%
Inter-segment turnover	4,003	15,766	191	24	—	290	116	622	2,906	23,918
% of inter-segment turnover	17%	66%	1%	—	—	1%	—	3%	12%	100%
Aggregated turnover	5,016	16,976	19,651	1,504	7	19,833	6,361	6,572	12,553	88,473
Elimination—inter-segment turnover										(23,918)
Total segment turnover										64,555

Operating profit/(loss) per segment

	Sasol	Sasol	Sasol’s	Sasol	Sasol Synfuels	Sasol Olefins and	Sasol	Sasol		Total
	Mining	Synfuels	LFB	Gas	International	Surfactants	Polymers	Solvents	Other	segments
	(Rand in millions except for percentages)
Operating profit / (loss) 2005	1,247	7,560	1,900	932	(199)	(221)	1,484	1,243	560	14,506
% of segment	9%	52%	13%	6%	(1)%	(2)%	10%	9%	4%	100%
Operating profit / (loss) 2004	1,194	5,512	1,429	387	(138)	(67)	1,030	117	(150)	9,314
% of segment	13%	59%	15%	4%	(1)%	(1)%	11%	1%	(1)%	100%
Operating profit / (loss) 2003	1,273	7,423	1,403	535	(180)	(5)	884	436	142	11,911
% of segment	11%	62%	12%	4%	(2)%	—	7%	4%	2%	100%

Reconciliation of Segment Results to US GAAP

Our segments’ financial performance is prepared, measured and presented in accordance with IFRS which is consistent with the basis that is used by the GEC to measure and manage the segments of our business. This basis differs from the presentation of our consolidated financial statements which are prepared under US GAAP. The differences between US GAAP and IFRS as they affect external turnover and operating profit are discussed below:

	30 June 2005		30 June 2004		30 June 2003
	Turnover (external)	Operating profit	Turnover (external)	Operating profit	Turnover (external)	Operating profit
	(Rand in millions)
Operating results per IFRS consolidated income statements	69,239	14,506	60,151	9,314	64,555	11,911
Reconciliation of IFRS to US GAAP:
Adjustments:
Post-retirement healthcare	—	(186)	—	(126)	—	(280)
Research and development expensed	—	—	—	—	—	(74)
Derivative instruments	—	(1)	—	(12)	—	(251)
Foreign currency translation losses	—	(3)	—	(253)	—	(473)
Impairments of assets	—	811	—	(34)	—	—
Provision for guarantee payable	—	—	—	—	—	205
Asset retirement obligations	—	(94)	—	(23)	—	(149)
Equity accounting of incorporated joint ventures and reversal of proportionate consolidation	(1,812)	(180)	(1,609)	56	(1,539)	58
Entities previously not consolidated	—	—	266	106	650	146
Business combinations	—	99	—	(34)	—	(20)
Pension asset	—	(61)	—	(67)	—	(6)
Gain arising from issuance of subsidiary’s shares	—	—	—	(108)	—	—
Other(1)	—	42	—	(80)	103	(56)
Results per US GAAP consolidated income statements	67,427	14,933	58,808	8,739	63,769	11,011

(1)    Other contains non-significant adjustments related to capitalization of finance leases, depreciation methods and pensions.

Turnover.   Total segment turnover (external) in 2005 was R69,239 million (2004—R60,151 million; 2003—R64,555 million), compared to US GAAP turnover of R67,427 (2004—R58,808 million ; 2003—R63,769 million), a difference of R1,812 million (2004—R1,343 million; 2007—R3,786 million). These differences comprise the following:

•       Decrease of R1,812 million (2004—R1,609 million; 2003—R1,539 million) due to the reversal of the proportionate consolidation method used for management reporting purposes. Under US GAAP, the equity method of accounting is applied.

•       Increase of Rnil (2004—R266 million; 2003—R650 million) relating to Naledi Petroleum Holdings (Pty) Limited (included in the Sasol LFB segment) which is equity accounted for management reporting purposes until 31 December 2003; consolidated as a subsidiary with effect from 1 January 2004 and consolidated as a subsidiary, for all reporting periods, under US GAAP.

Operating profit.   Total segment operating profit in 2005 was R14,506 million (2004—R9,314 million; 2003—R11,911 million), compared to US GAAP operating profit of R14,933 million
(2004—R8,739 million; 2003—R11,011 million), a difference of R427 million (2004—R575 million; 2003—R900 million). This difference is comprised of the following:

•       Decrease of R186 million (2004—R126 million; 2003—R280 million) due to the measurement of post-retirement healthcare obligations under US GAAP.

•       Decrease of Rnil (2004—Rnil; 2003—R74 million) due to the expensing of research and development costs under US GAAP. US GAAP requires that research and development costs be expensed as incurred. Certain development costs are capitalized for management reporting purposes.

•       Decrease of R1 million (2004—R12 million; 2003—R251 million) due to the reversal of hedge accounting as some of our derivative contracts in each of our business segments did not meet the strict criteria set for achieving hedge accounting under US GAAP. All new derivative contacts entered into subsequent to 30 June 2002 met the criteria for hedge accounting under both US GAAP and for management reporting purposes.

•       Decrease of R3 million (2004—R253 million; 2003—of R473 million) as a result of foreign currency translation losses on a foreign operation, treated as a foreign entity for management reporting purposes.

•       Increase of R811 million (2004—decrease of R34 million; 2003—Rnil) because the cumulative effect of impairment recognized for management reporting purposes is reversed under US GAAP. For management reporting purposes property, plant and equipment was considered to be impaired as its carrying value exceeded the discounted estimated future cash flows, whereas under US GAAP an impairment review is required to be performed on an undiscounted basis.

•       Decrease of R94 million (2004—R23 million; 2003—R149 million) arising on the adoption of SFAS 143 for the recording of asset retirement obligations from 1 July 2002. For management reporting purposes, asset retirement obligations are discounted at a risk free discount rate, which is reassessed annually, whereas under US GAAP, a consistent credit adjusted rate is used. This adjustment primarily affects the Sasol Synfuels, Sasol Mining and Sasol Nitro segments.

•       Decrease of R180 million (2004—increase of R56 million; 2003—increase of R58 million) due to the reversal of the proportionate consolidation method used for management reporting purposes. This primarily affects our Sasol Polymers, Sasol Nitro and Other Business segments. We apply equity accounting for US GAAP purposes.

•       Increase of Rnil (2004—R106 million; 2003—R146 million) due to the consolidation of Naledi Petroleum Holdings (Pty) Limited under US GAAP, which is reported in our Sasol LFB segment.

•       Increase of R99 million (2004—decrease of R34 million; 2003—decrease of R20 million) arising from differences in the application of business combinations.

•       Decrease of R61 million (2004—R67 million; 2003—R6 million) in our pension asset.

•       Decrease of R108 million in the 2004 year due to the profit on sale of 2.04% shares in Sasol Oil shown as non-operating profit for US GAAP and operating profit for management reporting purposes.

•       Other increase of R42 million (2004—decrease of R80 million; 2003—decrease of R56 million) relating to various non-significant adjustments that affect some of our segments.

Segment Review

Sasol Mining—results of operations for 2005 compared to 2004

Category	2005	2004	Change	Change
	(Rand in millions)			(%)
Turnover
External	1,471	1,083	388	36
Inter-segment	3,744	4,161	(417)	(10)
Aggregated turnover	5,215	5,244	(29)	(1)
Operating costs and expenses(1)	(3,968)	(4,050)	82	2
Operating profit	1,247	1,194	53	4

(1)    Operating costs and expenses net of other income.

Turnover.   External turnover amounted to R1,471 million in 2005 (28% of the aggregated Sasol Mining’s turnover), compared to R1,083 million in 2004 (21% of the aggregated Sasol Mining’s turnover), an increase of R388 million or 36%. Inter-segment turnover amounted to R3,744 million in 2005 (72% of the aggregated Sasol Mining turnover), compared to R4,161 million in 2004 (79% of the aggregated Sasol Mining’s turnover), a decrease of R417 million or 10%. On an aggregated basis, Sasol Mining’s turnover amounted to R5,215 million in 2005, compared to R5,244 million in 2004, a decrease of R29 million or 1%.

The increase in Sasol Mining’s external turnover in 2005 of R388 million or 36% was mainly attributable to the increase in the US dollar price of coal which increased turnover by R470 million. This was partially negated by the effect of the appreciation of the rand against the US dollar.

The decrease in inter-segment turnover in 2005 of R417 million or 10%, is due to inter-segment sales volumes to Infrachem and Sasol Synfuels decreasing by 4.6 Mt or 10% to 42.4 Mt in 2005, due to the introduction of natural gas at Infrachem and Sasol Synfuels.

Sasol Mining’s aggregated turnover of R5,215 million in 2005 represents 5% (2004—6%) of our total aggregated segmental turnover of R96,342 million (2004—R83,849 million).

Operating costs and expenses.   Operating costs and expenses of Sasol Mining amounted to R3,968 million in 2005, compared to R4,050 million in 2004, a decrease of R82 million or 2%. The decrease was mainly attributable to lower sales volumes and cost saving initiatives.

Sasol Mining’s property, plant and equipment is depreciated over their estimated remaining useful life. These useful lives were assessed during the 2005 year. Due to the extension of the useful lives of certain items of property, plant and equipment, the depreciation charge was reduced by R29 million for the current year. These changes in estimate are accounted for prospectively with no adjustment made to prior years.

The Syferfontein opencast mine was sold on 1 April 2005 to Anglo Coal. Whilst a profit of R36 million was realized on the sale of mining assets, certain assets excluded from the disposal were impaired. An impairment of R16 million was recognized.

Operating profit.   Operating profit of Sasol Mining amounted to R1,247 million in 2005, compared to R1,194 million in 2004, an increase of R53 million or 4%. Profit as a percentage of turnover has increased from 23% in 2004, to 24% in 2005.

Sasol Mining’s operating profit represents 9% of our total segmental operating profit in 2005, compared to 13% in 2004.

Sasol Mining—results of operations for 2004 compared to 2003

Category	2004	2003	Change	Change
	(Rand in millions)			(%)
Turnover
External	1,083	1,013	70	7
Inter-segment	4,161	4,003	158	4
Aggregated turnover	5,244	5,016	228	5
Operating costs and expenses(1)	(4,050)	(3,743)	(307)	(8)
Operating profit	1,194	1,273	(79)	(6)

(1)    Operating costs and expenses net of other income.

Turnover.   External turnover amounted to R1,083 million in 2004 (21% of aggregated Sasol Mining’s turnover), compared to R1,013 million in 2003 (20% of the aggregated Sasol Mining’s turnover), an increase of R70 million or 7%. Inter-segment turnover amounted to R4,161 million in 2004 (79% of the aggregated Sasol Mining’s turnover), compared to R4,003 million in 2003 (80% of the aggregated Sasol Mining’s turnover), an increase of R158 million or 4%. On an aggregated basis, Sasol Mining’s turnover amounted to R5,244 million in 2004, compared to R5,016 million in 2003, an increase of R228 million or 5%.

The increase in Sasol Mining’s external turnover in 2004 of R70 million or 7% was mainly attributable to higher coal sales volumes of R65 million. The average increase in the US dollar coal price in turn increased turnover by R200 million, which was negated by the effect of the appreciation of the rand of R237 million; greater sales volumes increased turnover of R42 million and resulted in a reduction in finished product inventory.

The increase in inter-segment turnover in 2004 of R158 million or 4%, was mainly attributable to higher sales volumes of R93 million. An effort to improve the quality of coal sold resulted in an increase in turnover of R47 million. The price of coal sold also increased turnover by R18 million. Inter-segment sales volumes of 47.0 Mt in 2004, were 1.2 Mt or 3% higher than in 2003.

Sasol Mining aggregated turnover of R5,244 million in 2004 represents 6% (2003—6%) of our total segmental aggregated turnover of R83,849 million (2003—R88,473 million).

Operating costs and expenses.   Operating costs and expenses of Sasol Mining amounted to R4,050 million in 2004, compared to R3,743 million in 2003, an increase of R307 million or 8%. The increase was mainly attributable to higher sales volumes and cost inflation, although our mining costs per ton mined have decreased over the last few years.

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

Sasol Mining operating profit represents 13% of our total segmental operating profit in 2004, compared to 11% in 2003.

Sasol Synfuels—results of operations for 2005 compared to 2004

Category	2005	2004	Change	Change
	(Rand in millions)%
Turnover
External	820	1,329	(509)	(38)
Inter-segment	17,864	14,664	3,200	22
Aggregated turnover	18,684	15,993	2,691	17
Operating costs and expenses(1)	(11,124)	(10,481)	(643)	(6)
Operating profit	7,560	5,512	2,048	37

(1)    Operating costs and expenses net of other income

Turnover.   External turnover amounted to R820 million in 2005 (4% of the aggregated Sasol Synfuels’ turnover), compared to R1,329 million in 2004 (8% of the aggregated Sasol Synfuels’ turnover), a decrease of R509 million or 38%, mainly resulting from the suspension of the sale of certain products (e.g. metcoke). This decision was as a result of low profit margins earned on these products as well as lower sales volumes of ammonia, sulfur , krypton xenon and wood preservative product sales. Inter-segment turnover amounted to R17,864 million in 2005 (96% of the aggregated Sasol Synfuels turnover), compared to R14,664 million in 2004 (92% of the aggregated Sasol Synfuels’ turnover), an increase of R3,200 million or 22% most of which is sold to Sasol LFB.

The increase in Sasol Synfuels’ aggregated turnover of R2,691million was mainly due to higher crude oil prices of R5,614 million as well as higher other product prices of R201 million partly reduced by the negative effect of a strengthening of the rand against the U S dollar of R2,278 million as well as lower production volumes of R846 million.

Operating costs and expenses.   Operating costs and expenses of Sasol Synfuels amounted to R11,124 million in 2005, compared to R10,481 million in 2004, an increase of R643 million or 6%. The increase includes a realized opportunity loss on our commodity derivative financial instruments of R1,147 million, set off by a small profit realized on other derivative instruments of R11 million, compared to the loss of R54 million in 2004. The other main reasons for the increase in our costs is due to production price increases of R79 million and higher overhead costs of R337 million. This was partly reduced by the decrease in costs due to lower volumes produced of R 309 million, due to three unplanned shut downs mentioned below.

Production volumes for 2005 decreased to 7.5 Mt, a decrease of 3% over 2004 production of 7.7 Mt, mainly due to three unplanned shutdowns, most significantly the flooding of the ash dams due to a rainstorm. Sales volumes for 2005 decreased to 7.4 Mt, a decrease of 6% over 2004 sales of 7.9 Mt resulting in a stock build up of intermediate products at year end. The average per capita production rose by 0.5% to 1,364 tons per employee for 2005 compared to 1,357 tons for 2004.

During the current year Sasol Synfuels recorded the following net loss due to the impairments, profit on disposal and scrapping of certain items of property, plant and equipment:

	2005	2004
	(Rand in millions)
Impairment of property, plant and equipment	(16)	—
Scrapping of property, plant and equipment	(111)	—
Profit on disposal of property, plant and equipment	17	—
Total	(110)	—

These losses were due to the following factors:

•       Impairment of property, plant and equipment—following a business decision to utilize an alternative kiln for processing low sulfur coke, the electrical kiln was idle for a period of eight months. Although potential uses for this asset are being investigated, there are presently no expected future cash flows to be derived from this asset and as a result an impairment of the carrying value of the asset was recognized;

•       Scrapping of property, plant & equipment—various items of property, plant and equipment were scrapped during the year. These consist mainly of development costs for projects identified by Sasol Technology as well as certain smaller assets which are no longer being used by Synfuels;

•       A profit on sale of property, plant and equipment of R17 million was realized during the year.

Additionally Sasol Synfuels reassessed the useful lives of certain items of property, plant and equipment during the 2005 year. The estimated useful life of certain assets was extended due to technological innovations, product life cycles and maintenance programs. Due to these extensions of the useful lives of certain items of property plant and equipment the depreciation charge was reduced by R656 million for the current year. These changes in estimate are accounted for prospectively with no adjustment made to prior years.

Operating profit.   Operating profit of Sasol Synfuels amounted to R7,560 million in 2005, compared to R5,512 million in 2004, an increase of R 2,048 million or 37%. The main reason for this increase was the higher crude oil prices during 2005 partly reduced by a stronger rand as well as lower sales volumes. The operating profit margin also increased from 34% in 2004 to 40% in 2005.

Sasol Synfuels operating profit represents 52% of our total segmental operating profit for 2005, compared to 59% in 2004.

Sasol Synfuels—results of operations for 2004 compared to 2003

Category	2004	2003	Change	Change
	(Rand in millions)%
Turnover
External	1,329	1,210	119	10
Inter-segment	14,664	15,766	(1,102)	(7)
Aggregated turnover	15,993	16,976	(983)	(6)
Operating costs and expenses(1)	(10,481)	(9,553)	(928)	(10)
Operating profit	5,512	7,423	(1,911)	(26)

(1)    Operating costs and expenses net of other income.

Turnover.   External turnover amounted to R1,329 million in 2004 (8% of the aggregated Sasol Synfuels’ turnover), compared to R1,210 million in 2003 (7% of the aggregated Sasol Synfuels’ turnover), an increase of R119 million or 10%, mainly due to higher volumes of ammonia, sulfur and krypton xenon sales. Inter- segment turnover amounted to R14,664 million in 2004 (92% of aggregated Sasol Synfuels turnover), compared to R15,766 million in 2003 (93% of the aggregated Sasol Synfuels’ turnover), a decrease of R1,102 million or 7%.

The decrease in Sasol Synfuels’ aggregated turnover of R983 million was mainly due to the appreciation of the rand against the US dollar resulting in a negative effect of R4,692 million and other price variances of R88 million. This decrease was partially offset by a higher crude oil price of R2,913 million as well as higher sales volumes of R884 million. During 2004 the rand per US dollar exchange rate averaged R6.88 per US dollar representing a strengthening of 24% against the average of

R9.03 per US dollar during 2003. The dated Brent crude oil price averaged US$28.85/b, representing a 22% increase from an average US$23.67/b in 2003.

Operating costs and expenses.   Operating costs and expenses of Sasol Synfuels amounted to R10,481 million in 2004, compared to R9,553 million in 2003, an increase of R928 million or 10%. The increase is attributable to both higher production volumes, as well as sales volumes and a loss on a hedging instrument of R54 million. Production volumes for 2004 increased to 7.7 Mt, an increase of 4% over 2003 production of 7.4 Mt. Sales volumes for 2004 increased to 7.9 Mt, an increase of 4% over 2003 sales of 7.6 Mt. Cash cost, defined as total production costs less non-cash costs, mainly depreciation and movements in asset retirement provisions, per ton produced decreased in 2004 with 2.4% compared to 2003. The average per capita production rose by 9.1% to 1,357 tons per employee for 2004 compared to 1,244 tons for 2003.

Operating profit.   Operating profit of Sasol Synfuels amounted to R5,512 million in 2004, compared to R7,423 million in 2003, a decrease of R1,911 million or 26%. The main reason for this decrease was a much stronger rand/US dollar exchange rate during 2004 partly reduced by higher crude oil prices as well as higher sales volumes. The operating profit margin also decreased from 44% in 2003 to 34% in 2004 as a result of the above reasons.

Sasol Synfuels operating profit represents 59% of our total segmental operating profit for 2004, compared to 62% in 2003

Sasol Liquid Fuels Business—results of operations for 2005 compared to 2004

Category	2005	2004	Change	Change
	(Rand in millions)%
Turnover
External	23,525	18,554	4,971	27
Inter-segment	187	297	(110)	(37)
Aggregated turnover	23,712	18,851	4,861	26
Operating costs and expenses(1)	(21,812)	(17,422)	(4,390)	(25)
Operating profit	1,900	1,429	471	33

(1)    Operating costs and expenses net of other income.

Turnover.   External turnover amounted to R23,525 million in 2005 (99% of the aggregated Sasol LFB’s turnover), compared to R18,554 million in 2004 (98% of the aggregated Sasol LFB’s turnover), an increase of R4,971million or 27%. Inter-segment turnover amounted to R187 million in 2005 (1% of the aggregated Sasol LFB’s turnover), compared to R297 million in 2004 (2% of the aggregated Sasol LFB turnover), a decrease of R110 million or 37%. On an aggregated basis, Sasol LFB’s turnover amounted to R23,712 million in 2005, compared to R18,851 million in 2004, a net increase of R4,861 million or 26%.

The net increase in Sasol LFB’s aggregated turnover of R4,861 million was mainly due to higher product prices of R6,970 million (primarily as a result of the higher crude oil price) and higher sales volumes of R294 million, which was partially offset by the strengthening of the rand against the US dollar of R2,403 million.

Operating costs and expenses.   Operating costs and expenses of Sasol LFB amounted to R21,812 million in 2005, compared to R17,422 million in 2004, an increase of R4,390 million or 25%. The increase of 25% is mainly due to increases in direct productions costs as a result of higher prices of feedstock, such as crude oil prices, of R6,108 million and increased costs as a result of higher production of R248 million reduced by the strengthening of the rand against the US dollar resulting in reduction in feedstock cost of R2,024 million. Other operating costs increased as a result of annual fixed cost escalations of R84 million, increased depreciation cost of R76 million due to commencement of the depreciation of additional items of property, plant and equipment capitalized, an increase in the provision for doubtful debts of R16 million and other smaller increases of R12 million, offset by lower foreign exchange translation losses of R154 million.

The useful lives of our property, plant and equipment were assessed during the 2005 year. Due to the extension of the useful lives of certain items of property plant and equipment the depreciation charge was reduced by R39 million for the current year. These changes in estimate are accounted for prospectively with no adjustment made to prior years.

During the current year Sasol LFB recorded the following net loss due to the impairments and loss on disposal of certain items of property, plant and equipment:

	2005	2004
	(Rand in millions)
Impairment of property, plant and equipment	(3)	—
Impairment of intangible assets	(8)	—
Impairment of equity investment	(42)	—
Loss on disposal of property, plant and equipment	(10)	—
Total	(63)	—

These significant losses included above were due to the following factors:

•       Impairment of intangible assets—During the 2004 year Sasol acquired Exel Petroleum. As part of the purchase accounting, the retail and commercial contracts were valued by means of determining the net present value of the future expected cash flows from these contracts and this value recognized as intangible asset upon acquisition. Of these commercial contracts 14 were terminated during the current year. The carrying value of these contracts amounting to R8 million were impaired;

•       Impairment of equity investment—As part of the acquisition of Exel Petroleum we acquired an investment in Black Top Holdings (Pty) Limited (“BTH”). It was anticipated that this investment would be sold in the near future and it was therefore valued at fair value. During the current year, serious business problems have surfaced at BTH with the result that the company is in a dire cash flow position and is unable to meet its obligations. Accordingly, the investment in BTH has been impaired by R42 million to zero carrying value;

•       An impairment charge of R3 million and R10 million loss on disposal of property, plant and equipment was also recognized during the year.

Operating profit.   The operating profit of Sasol LFB amounted to R1,900 million in 2005, compared to a profit of R1,429 million in 2004, an increase of R471 million or 33%.

Sasol LFB operating profit represents 13% of our total segmental operating profit in 2005 and 15% in 2004.

Sasol Liquid Fuels Business—results of operations for 2004 compared to 2003

Category	2004	2003	Change	Change
	(Rand in millions)%
Turnover
External	18,554	19,460	(906)	(5)
Inter-segment	297	191	106	55
Aggregated turnover	18,851	19,651	(800)	(4)
Operating costs and expenses(1)	(17,422)	(18,248)	826	5
Operating profit	1,429	1,403	26	2

(1)    Operating costs and expenses net of other income.

Turnover.   External turnover amounted to R18,554 million in 2004 (98% of the aggregated Sasol LFB’s turnover), compared to R19,460 million in 2003 (99% of the aggregated Sasol LFB’s turnover), a decrease of R906 million or 5%. Inter-segment turnover amounted to R297 million in 2004 (2% of the aggregated Sasol LFB’s turnover), compared to R191 million in 2003 (1% of the aggregated Sasol LFB turnover), an increase of R106 million or 55%. On an aggregated basis, Sasol LFB’s turnover amounted to R18,851 million in 2004, compared to R19,651 million in 2003, a net decrease of R800 million or 4%.

The net decrease in Sasol LFB’s aggregated turnover of R800 million was mainly due to the appreciation of the rand against the US dollar of R4,344 million, offset by higher sales volumes of R1,747 million and higher product prices of R1,754 million.

Operating costs and expenses.   Operating costs and expenses of Sasol LFB amounted to R17,422 million in 2004, compared to R18,248 million in 2003, a decrease of R826 million or 5%. The decrease of 5% is mainly due to the strengthening of the rand against the US dollar resulting in a reduction in feed stock cost of R3,980 million reduced by increased costs as a result of higher production of R1,325 million and higher prices of feed stock, such as crude oil prices, of R1,498 million. Operating cost also increased as a result of the roll out of the Sasol Retail Convenience Centers and the Exel Petroleum acquisition of R108 million, the amortization of the long-term customer contracts recognized as part of the acquisition of R55 million, depreciation of capitalized finance leases of R46 million, annual fixed cost escalations of R43 million and an increase in the provision for rehabilitation cost of R30 million.

Operating profit.   The operating profit of Sasol LFB amounted to R1,429 million in 2004, compared to a profit of R1,403 million in 2003, an increase of R26 million or 2%.

Sasol LFB operating profit represents 15% of our total segmental operating profit in 2004 and 12% in 2003.

Sasol Gas—results of operations for 2005 compared to 2004

Category	2005	2004	Change	Change
	(Rand in millions)%
Turnover
External	1,408	1,389	19	1
Inter-segment	996	133	863	649
Aggregated turnover	2,404	1,522	882	58
Operating costs and expenses(1)	(1,472)	(1,135)	(337)	(30)
Operating profit	932	387	545	141

(1)    Operating costs and expenses net of other income.

Turnover.   External turnover amounted to R1,408 million in 2005 (59% of the aggregated Sasol Gas’ turnover), compared to R1,389 million in 2004 (91% of the aggregated Sasol Gas’ turnover), an increase of R19 million or 1%. Inter-segment turnover amounted to R996 million in 2005 (41% of the aggregated Sasol Gas turnover), compared to R133 million in 2004 (9% of the aggregated Sasol Gas’ turnover), an increase of R863 million or 649%. On an aggregated basis, Sasol Gas’ turnover amounted to R2,404 million in 2005, compared to R1,522 million in 2004, a net increase of R882 million or 58%.

The net increase in Sasol Gas’ aggregated turnover of R882 million was mainly due to increased sales volumes as a result of the introduction of natural gas from Mozambique to inter-segment operations. The natural gas was introduced in March 2004, therefore the 2005 year reflects a full-years production compared to four months in the 2004 year.

The increase in external turnover in 2005 of R19 million or 1% is attributable to higher sales prices being achieved as a result of higher inflation and alternate energy price variations and higher volumes to new customers partly offset by energy optimization strategies followed by some of our major existing customers.

The increase in inter-segment turnover for 2005 of R863 million or 649% is mainly attributable to the sale of natural gas to the Sasol plants at Infrachem (Sasolburg) and Sasol Synfuels (Secunda) for the full year as compared to a four month period (March 2004 to June 2004) in the 2004 year.

Operating costs and expenses.   Operating costs and expenses of Sasol Gas amounted to R1,472 million in 2005, compared to R1,135 million in 2004, an increase of R337 million or 30%. This increase of 30% is mainly attributable to higher cost of gas of R141 million and increased fixed costs of R69 million as a result of increased activity, additional depreciation of R222 million due fact that certain items of property, plant and equipment relating to the natural gas project were depreciated for a full year in 2005 compared to four months in the 2004 year, less other income of R5 million earned and customer plant conversion costs incurred by ourselves of R50 million, all associated with the introduction of natural gas.

Additionally Sasol Gas reassessed the useful lives of certain items of property, plant and equipment during the 2005 year. The useful lifes of certain assets was extended due to technological innovations, product life cycles and maintenance programs. Due to these extensions of the useful lives of certain items of property, plant and equipment the depreciation charge was reduced by R50 million for the current year. These changes in estimate are accounted for prospectively with no adjustment made to prior years.

Operating profit.   Operating profit of Sasol Gas amounted to R932 million in 2005, compared to R387 million in 2004, an increase of R545 million or 141%. The increase of R545 million is mainly a result of the higher sales prices and volumes offset by increased costs due to the increased sales activities.

Sasol Gas operating profit represents 6% of our total segmental operating profits for 2005, compared to 4% in 2004.

Sasol Gas—results of operations for 2004 compared to 2003

Category	2004	2003	Change	Change
	(Rand in millions)%
Turnover
External	1,389	1,480	(91)	(6)
Inter-segment	133	24	109	454
Aggregated turnover	1,522	1,504	18	1
Operating costs and expenses(1)	(1,135)	(969)	(166)	(17)
Operating profit	387	535	(148)	(28)

(1)    Operating costs and expenses net of other income.

Turnover.   External turnover amounted to R1,389 million in 2004 (91% of the aggregated Sasol Gas’ turnover), compared to R1,480 million in 2003 (98% of the aggregated Sasol Gas’ turnover), a decrease of R91 million or 6%. Inter-segment turnover amounted to R133 million in 2004 (9% of the aggregated Sasol Gas turnover), compared to R24 million in 2003 (2% of the aggregated Sasol Gas’ turnover), an increase of R109 million or 454%. On an aggregated basis, Sasol Gas’ turnover amounted to R1,522 million in 2004, compared to R1,504 million in 2003, a net increase of R18 million or 1%.

The net increase in Sasol Gas aggregated turnover of R18 million was mainly due to increased sales volumes as a result of the introduction of natural gas from Mozambique for the period March 2004 to June 2004.

The decrease in external turnover in 2004 of R91 million or 6% is mainly attributable to lower sales prices being achieved as result of the low inflation and strong rand / US dollar exchange rate, which was exacerbated by energy optimization strategies followed by some of our major customers resulting in decreased volumes.

The increase in inter-segment turnover for 2004 of R109 million or 454% is mainly attributable to the sale of natural gas for the period March 2004 to June 2004.

Operating costs and expenses.   Operating costs and expenses of Sasol Gas amounted to R1,135 million in 2004, compared to R969 million in 2003, an increase of R166 million or 17%. This increase of 17% is mainly attributable to savings on the cost of gas of R76 million offset by increases in fixed costs of R23 million as a result of increased activity, reduced other income of R84 million as a result of the once off profit of R84 million in the prior year and increases in sundry other costs of R8 million, higher depreciation of R47 million and the customer plant conversion costs incurred by ourselves of R80 million, all associated with the introduction of natural gas.

Operating profit.   Operating profit of Sasol Gas amounted to R387 million in 2004, compared to R535 million in 2003, a decrease of R148 million or 28%. The decrease of R148 million is mainly a result of once off transactions of a profit on sale of business rights in 2003 of R84 million and the costs of converting customers to use natural gas absorbed by Sasol Gas of R80 million in 2004 offset by other small amounts attributable to increased sales volumes.

Sasol Gas operating profit represents 4% of our total segmental operating profits for 2004 and 2003.

Sasol Synfuels International—results of operations for 2005 compared to 2004

Category	2005	2004	Change	Change
	(Rand in millions)%
Turnover
External	—	7	(7)	(100)
Inter-segment	—	—	—	—
Aggregated turnover	—	7	(7)	(100)
Operating costs and expenses(1)	(199)	(145)	(54)	(37)
Operating loss	(199)	(138)	(61)	(44)

(1)    Operating costs and expenses net of other income.

Turnover.   External turnover amounted to Rnil million in 2005 compared to R7 million in 2004 (100% of aggregated Sasol Synfuels International’s turnover). Turnover in 2004 was derived from external portion of recoveries from joint ventures.

Operating costs and expenses.   Operating costs and expenses of Sasol Synfuels International amounted to R199 million in 2005, compared to R145 million in 2004, an increase of R54 million or 37%. This business hosts the growth projects of the group relating to GTL and CTL ventures. Its costs are associated with advancing the Qatar and Nigeria GTL projects and evaluating others in accordance with our strategic objective to build these global businesses. This increase of 37% is a direct consequence of these increased activities.

Sasol Synfuels International sold business rights to Chevron Synfuels Limited, a subsidiary of Chevron to enable the joint venture to participate in the 2nd phase of the Qatar GTL project. A profit of R33 million was realized on this sale.

Operating loss.   Operating loss of Sasol Synfuels International amounted to R199 million in 2005, compared to a loss of R138 million in 2004, an increase of R61 million or 44%. The increase in loss is attributable to the higher operating cost and expenses as discussed above.

Sasol Synfuels International—results of operations for 2004 compared to 2003

Category	2004	2003	Change	Change
	(Rand in millions)%
Turnover
External	7	7	—	—
Inter-segment	—	—	—	—
Aggregated turnover	7	7	—	—
Operating costs and expenses(1)	(145)	(187)	42	(22)
Operating loss	(138)	(180)	42	(23)

(1)    Operating costs and expenses net of other income.

Turnover.   External turnover amounted to R7 million in 2004 (100% of the aggregated Sasol Synfuels International’s turnover), compared to R7 million in 2003 (100% of the aggregated Sasol Synfuels International turnover). Turnover is derived from the external portion of recoveries from joint ventures.

Operating costs and expenses.   Operating costs and expenses of Sasol Synfuels International amounted to R145 million in 2004, compared to R187 million in 2003, a decrease of R42 million or 22%. This decrease of 22% is mainly attributable to gains from the effect of the strengthening of the rand against the US dollar of R34 million, saving on once off legal cost in 2003 of R20 million, offset by higher cost on feasibility studies of R12 million.

Operating loss.   Operating loss of Sasol Synfuels International amounted to R138 million in 2004, compared to a loss of R180 million in 2003, a decrease of R42 million or 23%. The decrease in loss is attributable to the decrease in operating cost and expenses as discussed above.

Sasol Olefins and Surfactants—results of operations for 2005 compared to 2004

Category	2005	2004	Change	Change
	(Rand in millions)%
Turnover
External	18,040	17,133	907	5
Inter-segment	354	249	105	42
Aggregated turnover	18,394	17,382	1,012	6
Operating costs and expenses(1)	(18,615)	(17,449)	(1,166)	(7)
Operating profit/(loss)	(221)	(67)	(154)	(230)

(1)    Operating costs and expenses net of other income.

Turnover.   External turnover amounted to R18,040 million in 2005 (98% of the aggregated Sasol Olefins and Surfactants’ turnover), compared to R17,133 million in 2004 (99% of the aggregated Sasol Olefins and Surfactants’ turnover), a net increase of R907 million or 5%. Inter-segment turnover was R354 million in 2005 (2% of the aggregated Sasol Olefins and Surfactants’ turnover) compared to R249 million in 2004 (1% of the aggregated Sasol Olefins and Surfactants’ turnover), an increase of R105 million or 42%. On an aggregated basis, Sasol Olefins and Surfactants’ turnover amounted to R18,394 million in 2005 compared to R17,382 million in 2004, a net increase of R1,012 million or 6%.

The net increase in Sasol Olefins and Surfactants’ aggregated turnover of R1,012 million was mainly due to higher product prices of R3,028 million. This increase was partially offset by sales volume decrease of R794 million and the appreciation of the rand against the euro and the US dollar of R1,222 million.

Sasol Olefins and Surfactants aggregated turnover of R18,394 million in 2005 (2004—R17,382) represents 19% (2004—21%) of our total segmental aggregated turnover of R96,342 million (2004—R83,849 million).

Operating costs and expenses.   Operating costs and expenses of Sasol Olefins and Surfactants amounted to R18,615 million in 2005, compared to R17,449 million in 2004, an increase of R1,166 million or 7%. This increase is mainly due to higher chemical feedstock and crude oil related costs of R2,134 million, offset by the appreciation of the rand against the euro and the US dollar which resulted in a positive effect of R1,229 million. The useful lives of certain items of property, plant and equipment were assessed during the 2005 year. Due to the extension of the useful lives of certain items of property plant and equipment the depreciation charge was reduced by R517 million for the current year. These changes in estimate are accounted for prospectively with no adjustment made to prior years. Additionally the costs were reduced through our restructuring initiatives in North America and Italy and a reduction of certain of our environmental obligations of approximately R127 million.

During the current year Sasol Olefins and Surfactants recorded the following net loss due impairments, scrapping and capital loss on disposal of certain items of property, plant and equipment, as well as the loss on disposal of business:

	2005	2004
	(Rand in millions)
Impairment of property, plant and equipment	(453)	(52)
Impairment of goodwill	(209)	—
Scrapping of property, plant and equipment	(87)	—
Loss on disposal of property, plant and equipment	(23)	—
(Loss) / profit on disposal of business	(11)	52
Total	(783)	—

The significant losses in 2005 included above were due to the following factors:

•                    Impairment of property, plant and equipment and goodwill—includes:

1.                 Impairment of the Alkylates plant (North America)—The Alkylates cash generating unit comprises the assets of the Baltimore and Lake Charles alkylate plants and the Lake Charles paraffin and solvents plants. An impairment was recognized of R288 million which is allocated first to goodwill (R79 million) and then to the underlying property, plant and equipment (R209 million). This cash generating unit has not been impaired under US GAAP as carrying value did not exceed the undiscounted future cash flows;

2.                 Impairment of Octene train 3 (South Africa)—The current economic evaluation of the project indicates that it will be substantially more expensive than the original approved amount. As a result the entire amount of capital expenditure to date (including interest capitalized of R8 million) of R141 million was impaired. The Octene train 3 has not been impaired under US GAAP as carrying value did not exceed the undiscounted future cash flows. On 9 September 2005 the Sasol Limited board of directors approved the continuation of the project at a substantially higher capital cost subject to successful renegotiations of the product selling price to recover the cost of the capital to be invested;

3.                 Impairment of Inorganic Specialties plant (Crotone, Italy)—Due to prolonged losses being incurred by the inorganic business unit in Sasol Italy the long-lived assets were assessed for impairment. Whilst the business managers are confident of a turnaround in this business over the longer term, the net present value of estimated future cash flows is less than the carrying value of the asset and accordingly an impairment of R103 million was recognized under IFRS and US GAAP;

4.                 Goodwill of R130 million in Sasol Italy was impaired as a result of the losses incurred in this business.

•                    Scrapping of property, plant and equipment—During the year, various projects recognized as capital work in progress were evaluated and identified by Sasol Technology to be scrapped. The project costs at Sasol Olefins and Surfactants, South African operations, amounted to R71 million in the current year. In Sasol North America certain assets were disposed of at a profit of R23 million and other miscellaneous assets with a carrying value of R16 million were scrapped.

•                    Loss on disposal of assets—A loss on disposal of various items of property, plant and equipment of R23 million was incurred.

•                    Loss on disposal of business—The final purchase price for the disposal of Sasol Servo to Elementis in the previous year was finalized. A reduction in the settlement proceeds and the profit on disposal realized in the previous year of R11million was recognized during the current year.

On the adoption IFRS 3—Business Combinations we have derecognized the carrying value of the negative goodwill of R610 million at the beginning of the 2005 financial year, with a corresponding adjustment to our opening retained earnings. As a result our net operating costs as internally reported in 2005 are higher due to the fact that we have not amortized the goodwill during the current year and therefore excluded the amortization of R162 million, which was included in the 2004 year.

Operating loss.   Operating loss of Sasol Olefins and Surfactants amounted to R221 million in 2005, compared to a loss of R67 million in 2004, a increase of R154 million.

Sasol Olefins and Surfactants—results of operations for 2004 compared to2003

Category	2004	2003	Change	Change
	(Rand in millions)%
Turnover
External	17,133	19,543	(2,410)	(12)
Inter-segment	249	290	(41)	(14)
Aggregated turnover	17,382	19,833	(2,451)	(12)
Operating costs and expenses(1)	(17,449)	(19,838)	2,389	12
Operating (loss)/profit	(67)	(5)	(62)	(1,240)

(1)    Operating costs and expenses net of other income.

Turnover.   External turnover amounted to R17,133 million in 2004 (99% of the aggregated Sasol Olefins and Surfactants’ turnover), compared to R19,543 million in 2003 (99% of the aggregated Sasol Olefins and Surfactants’ turnover), a decrease of R2,410 million or 12%. Inter-segment turnover was R249 million in 2004 (1% of the aggregated Sasol Olefins and Surfactants’ turnover) compared to R290 million in 2003 (1% of the aggregated Sasol Olefins and Surfactants’ turnover), a decrease of R41 million or 14%. On an aggregated basis, Sasol Olefins and Surfactants’ turnover amounted to R17,382 million in 2004 compared to R19,833 million in 2003, a net decrease of R2,451 or 12%.

The decrease in Sasol Olefins and Surfactants aggregated turnover of R2,451 million was mainly due to the appreciation of the rand against the euro and the US dollar, resulting in a negative effect of R3,663 million. This decrease was partially offset by sales volume increases of R1,424 million, which was partially offset by R212 million due to slightly lower product prices.

Sasol Olefins and Surfactants aggregated turnover of R17,382 million in 2004 (2003—R19,833) represents 21% (2003—22%) of our total segmental aggregated turnover of R83,849 million (2003—R88,473 million).

Operating costs and expenses.   Operating costs and expenses of Sasol Olefins and Surfactants amounted to R17,449 million in 2004, compared to R19,838 million in 2003, a decrease of R2,389 million or 12%. This decrease is mainly attributable to the appreciation of the rand against the euro and the US dollar resulting in a positive effect of R3,524 million. Our net operating cost position was further improved by the profit on sale of Sasol Servo. Negative cost variances totaled R1,141 million and were due to the effect of increased costs due to higher sales volumes of R752 million, higher chemical feedstock and crude oil related costs of R291 million, impairment of assets of R52 million, business restructuring cost of R46 million, and increased employee benefit costs.

Operating loss.   Operating loss of Sasol Olefins and Surfactants amounted to R67 million in 2004, compared to a loss of R5 million in 2003, an increase of R62 million.

Sasol Polymers—results of operations for 2005 compared to 2004

Category	2005	2004	Change	Change
	(Rand in millions)%
Turnover
External	7,199	6,576	623	9
Inter-segment	83	86	(3)	(3)
Aggregated turnover	7,282	6,662	620	9
Operating costs and expenses(1)	(5,798)	(5,632)	(166)	(3)
Operating profit	1,484	1,030	454	44

(1)    Operating costs and expenses net of other income.

Turnover.   External turnover amounted to R7,199 million in 2005 (99% of the aggregated Sasol Polymers’ turnover), compared to R6,576 million in 2004 (99% of the aggregated Sasol Polymers’ turnover), an increase of R623 million or 9%. Inter-segment turnover amounted to R83 million in 2005 (1% of the aggregated Sasol Polymers’ turnover), compared to R86 million in 2004 (1% of the aggregated Sasol Polymers turnover), a decrease of R3 million or 4%. On an aggregated basis, Sasol Polymers’ turnover amounted to R7,282 million in 2005, compared to R6,662 million in 2004, an increase of R620 million or 9%.

The increase in Sasol Polymers’ aggregated turnover of R620 million, was mainly due to US dollar product price increases of R1,764 million  partially offset by the appreciation of the rand against the US dollar resulting in a negative financial impact of R567 and decreased sales volumes of R577 million. Our sales volumes decreased by 9% as production was interrupted for a 90 day period due to explosion at the ethylene plant at the Secunda site in September 2004.

Sasol Polymers aggregated turnover of R7,282 million in 2005 (2004-R6,662 million) represents 8% (2004—8%) of our total segmental aggregated turnover of R96,342 million (2004—R83,849 million).

Operating costs and expenses.   Operating costs and expenses of Sasol Polymers amounted to R5,798 million in 2005, compared to R5,632 million in 2004, an increase of R166 million or 3%. This increase is due to higher input cost as a result of higher oil prices of R995 million and higher cost due to inflation of R38 million. This increase was partially offset by the appreciation of the rand against the US Dollar resulting in a positive effect of R257 million and lower input costs of R207 million resulting from the decreased volumes. R236 million, net of excess payments, was received as insurance payments to cover the contribution losses sustained in an explosion. An increase of R3 million due to various other differences was offset by management initiated cost reduction exercises of R42 million compared to the previous year.

Additionally Sasol Polymers reassessed the useful lives of certain items of property, plant and equipment during the 2005 year. The useful life of certain assets was extended due to technological innovations, product life cycles and maintenance programs. Due to these extensions of the useful lives of certain items of property plant and equipment the depreciation charge was reduced by R170 million for the current year. These changes in estimate are accounted for prospectively with no adjustment made to prior years.

Operating profit.   Sasol Polymers  operating profit  amounted to R1,484 million in 2005, compared to R1,030 million in 2004, an increase of R454 million or 44%. The operating margin for 2005 was 20% compared to 15% for 2004.

Sasol Polymers’ operating profit represents 10% of our total segmental operating profit for 2005, compared to 11% in 2004.

Sasol Polymers—results of operations for 2004 compared to 2003

Category	2004	2003	Change	Change
	(Rand in millions)%
Turnover
External	6,576	6,245	331	5
Inter-segment	86	116	(30)	(26)
Aggregated turnover	6,662	6,361	301	5
Operating costs and expenses(1)	(5,632)	(5,477)	(155)	(3)
Operating profit	1,030	884	146	17

(1)    Operating costs and expenses net of other income.

Turnover.   External turnover amounted to R6,576 million in 2004 (99% of the aggregated Sasol Polymers’ turnover), compared to R6,245 million in 2003 (98% of the aggregated Sasol Polymers’ turnover), an increase of R331 million or 5%. Inter-segment turnover amounted to R86 million in 2004 (1% of aggregated Sasol Polymers turnover), compared to R116 million in 2003 (2% of the aggregated Sasol Polymers’ turnover), a decrease of R30 million or 26%, attributable to decreased propylene sales volumes. On an aggregated basis, Sasol Polymers’ turnover amounted to R6,662 million in 2004, compared to R6,361 million in 2003, an increase of R301 million or 5%.

The increase in Sasol Polymers’ aggregated turnover of R301 million, was mainly due to product US dollar price increases of R1,126 million and increased sales volumes of R878 million partially offset by the appreciation of the rand against the US dollar resulting in a negative effect of R1,703 million. Sales volumes from local operations increased by 10% and in addition the polyethylene plant in Malaysia which operated for a full twelve month period increased sales volumes by 141% compared to 2003.

Sasol Polymers aggregated turnover of R6,662 million in 2004 (2003-R6,361) represents 8% (2003—7%) of our total segmental aggregated turnover of R83,849 million (2003—R88,473 million).

Operating costs and expenses.   Operating costs and expenses of Sasol Polymers amounted to R5,632 million in 2004, compared to R5,477 million in 2003, an increase of R155 million or 3%. This increase is due to higher costs associated with the polyethylene plant in Malaysia of R254 million which has been operating for a full twelve month period in 2004, higher input cost as a result of higher oil prices of R300 million, higher cost due to inflation of R75 million and higher input cost of R155 million resulting from increased volumes. The appreciation of the rand against the US dollar resulted in a positive effect of R537 million to partially offset these increases. In addition management initiated a cost reduction exercise which reduced cost by R92 million compared to the previous year.

Operating profit.   Operating profit of Sasol Polymers amounted to R1,030 million in 2004, compared to R884 million in 2003, an increase of R146 million or 17%. The operating margin for 2004 is 15% compared to 14% for 2003.

Sasol Polymers’ operating profit represents 11% of our total segmental operating profit for 2004, compared to 7% in 2003

Sasol Solvents—results of operations for 2005 compared to 2004

Category	2005	2004	Change	Change
	(Rand in millions)%
Turnover
External	8,063	5,956	2,107	35
Inter-segment	341	499	(158)	(32)
Aggregated turnover	8,404	6,455	1,949	30
Operating costs and expenses(1)	(7,161)	(6,338)	(823)	(13)
Operating profit	1,243	117	1,126	962

(1)    Operating costs and expenses net of other income.

Turnover.   Sasol Solvents external turnover amounted to R8,063 million in 2005 (96% of the aggregated Sasol Solvents’ turnover), compared to R5,956 million in 2004 (92% of the aggregated Sasol Solvents’ turnover), an increase of R2,107 million. Inter-segment turnover amounted to R341 million in 2005 (4% of the aggregated Sasol Solvents’ turnover), compared to R499 million in 2004 (8% of the aggregated Sasol Solvents’ turnover), a decrease of R158 million or 32%. On an aggregated basis, Sasol Solvents’ turnover amounted to R8,404 million in 2005, compared to R6,455 million in 2004, an increase of R1,949 million or 30%.

The increase in external turnover in 2005 of R2,107 million was mainly attributable to an increase in prices of R2,026 million which was offset by the appreciation of the rand against the US dollar resulting in a negative effect of R538 million and by an increase in sales volumes of R619 million. The increased prices and volumes are due to customer demand currently outstripping supply, and it is believed that these price levels have reached unsustainable levels.

The decrease in inter-segment turnover for 2005 of R158 million or 32% was mainly attributable to a decrease in sales volumes of R187 million and the appreciation of the rand against the US dollar resulting in a negative effect of R18 million, partly offset by price increases of R11 million.

Sasol Solvents aggregated turnover of R8,404 million in 2005 (2004—R6,455 million) represents 9% (2004—8%) of our total segmental aggregated turnover of R96,342 million (2004—R83,849 million).

Operating costs and expenses.   Operating costs and expenses of Sasol Solvents amounted to R7,161 million in 2005, compared to R6,338 million in 2004, an increase of R823 million or 13%. This net increase is mainly attributable to variable costs increases of R771 million as a result the following:

•       higher prices of R734 million;

•       increase in the cost of feedstock due to higher crude oil prices of R565 million;

•       partly reduced through the appreciation of the rand against the US dollar of R492 million; and

•       lower production volumes of R36 million.

In addition fixed costs increased by R7 million, due to the inflationary increases of R19 million as well as various other increases amounting to R18 million, which were offset by the appreciation of the rand against the US dollar of R30 million. Additionally profits incurred on translation of foreign exchange transactions was R367 million higher than the previous year.

Other income amounted to R38 million compared to R49 million in 2004, a reduction of R11 million or 22%. Other income consists mainly of rebates and management fees received.

Depreciation on the Acrylates plant for a full year after commissioning was higher by R90 million while depreciation on other property, plant & equipment was lower by R61 million due to the extension of the useful life of certain items. The useful life of certain assets was extended due to technological innovations, product life cycles and maintenance programs. These changes in estimate are accounted for prospectively with no adjustment made to prior years. Included in net operating costs and expenses in 2004 was the profits realized on the disposal of the Acrylates plant of R50 million and various other items of property, plant and equipment of R2 million.

During the current year Sasol Solvents recorded the following net loss due to the impairments and scrapping of certain items of property, plant and equipment:

	2005	2004
	(Rand in millions)
Impairment of property, plant and equipment	(297)	(42)
Impairment of intangible assets	(5)	—
Scrapping of property, plant and equipment	(80)	—
Total	(382)	(42)

These losses in 2005 were due to the following factors:

•       Impairment of property, plant and equipment and intangible assets—includes:

1.                 Impairment of ketones and alcohols plants (Germany)—Both the ketones and ethanol plants were evaluated for impairment during the year. The impairment assessment resulted in an impairment on the ketones plant of R13 million and on the ethanol plant of R71 million including an impairment of R5 million of intangible assets;

2.                 Impairment of n-butanol plant (South Africa)—The lower than budgeted economic performance and final cost of the n-butanol plant both lead Solvents to perform an assessment of impairment on the n-butanol plant. The results of the impairment assessment yielded an impairment of R218 million which is primarily attributed to the interest capitalized on the construction of the n-butanol plant. As this plant is included in an equity accounted investee, the impairment charge is included in the earnings of equity accounted investees under US GAAP.

•       Scrapping of property, plant and equipment (South Africa)—During the current year, as a result of decisions taken by the Solvents board, the following items of property, plant and equipment assets were scrapped:

1.	Croton aldehyde plant	-	R16 million;
2.	Propylene oxide and glycol ethers plants	-	R47 million; and
3.	Acetic acid plant	-	R 2 million

Furthermore, certain study costs were evaluated by Sasol Technology during the course of the year and these costs (R12 million) written off. Other smaller items scrapped amounted to R3 million.

Operating profit   Operating profit of Sasol Solvents amounted to R1,243 million in 2005, compared to R117 million in 2004, an increase of R1,126 million. The operating margin for 2005 was 15% compared to 2% for 2004. The increase was primarily as a result of the higher turnover, the effect of the appreciation of the rand and movements in fixed and variable cost partly offset by higher depreciation (Acrylates plant) and feedstock cost.

Sasol Solvents’ operating profit represents 9% of our group operating profit for 2005, compared to 1% in 2004.

Sasol Solvents—results of operations for 2004 compared to 2003

Category	2004	2003	Change	Change
	(Rand in millions)%
Turnover
External	5,956	5,950	6	—
Inter-segment	499	622	(123)	(20)
Aggregated turnover	6,455	6,572	(117)	(2)
Operating costs and expenses(1)	(6,338)	(6,136)	(202)	(3)
Operating profit	117	436	(319)	(73)

(1)    Operating costs and expenses net of other income.

Turnover.   Sasol Solvents external turnover amounted to R5,956 million in 2004 (92% of the aggregated Sasol Solvents’ turnover), compared to R5,950 million in 2003 (91% of the aggregated Sasol Solvents’ turnover), an increase of R6 million. Inter-segment turnover amounted to R499 million in 2004 (8% of aggregated Sasol Solvents’ turnover), compared to R622 million in 2003 (9% of the aggregated Sasol Solvents turnover), a decrease of R123 million or 20%. On an aggregated basis, Sasol Solvents’ turnover amounted to R6,455 million in 2004, compared to R6,572 million in 2003, a decrease of R117 million or 2%.

The slight increase in external turnover in 2004 of R6 million was mainly attributable to increases in sales volumes of R1,598 million, partly offset by a decrease in prices of R363 million and the appreciation of the rand against the US dollar resulting in a negative effect of R1,229 million.

The decrease in inter-segment turnover for 2004 of R123 million or 20% was mainly attributable to a decrease in sales volumes of R119 million and the appreciation of the rand against the US dollar resulting in a negative effect of R86 million, partly offset by price increases of R90 million.

Sasol Solvents aggregated turnover of R6,455 million in 2004 (2003 : R6,572 million) represents 8% (2003—7%) of our total segmental aggregated turnover of R83,849 million (2003—R88,473 million).

Operating costs and expenses.   Operating costs and expenses of Sasol Solvents amounted to R6,338 million in 2004, compared to R6,136 million in 2003, an increase of R202 million or 3%. This net increase is mainly attributable to an increase in variable costs of R367 million due to:

•       higher prices of R137 million;

•       higher volumes of R777 million;

•       increases in the cost of feedstock due to higher crude oil prices of R212 million; and

•       offset by the appreciation of the rand against the US dollar of R741 million.

The increased variable costs were offset by savings in fixed costs of R147 million due to the appreciation of the rand against the US dollar resulting in a positive financial effect of R121 million, as well as various other savings amounting to R26 million.

Depreciation on the n-Butanol plant for a full year after commissioning was higher by R55 million while losses incurred on translation of foreign exchange transactions was R49 million lower than the previous year. Other income was R24 million higher.

Operating profit   Operating profit of Sasol Solvents amounted to R117 million in 2004, compared to R436 million in 2003, a decrease of R319 million or 73%. The operating margin for 2004 was 2% compared to 7% for 2003. The reduction was primarily as a result of the lower turnover, higher depreciation (n-Butanol plant) and feedstock cost, partly negated by movements in fixed and variable cost.

Sasol Solvents’ operating profit represents 1% of our group operating profit for 2004, compared to 4% in 2003.

Other Businesses—results of operations for2005 compared to 2004

Category	2005	2004	Change	Change
	(Rand in millions)%
Turnover
External	8,713	8,124	589	7
Inter-segment	3,534	3,609	(75)	(2)
Aggregated turnover	12,247	11,733	514	4
Operating costs and expenses(1)	(11,687)	(11,883)	196	2
Operating profit/(loss)	560	(150)	710

(1)    Operating costs and expenses net of other income.

Other businesses consist of Sasol Financing, Sasol Technology, Sasol Petroleum International, Sasol Wax, Sasol Nitro and various other businesses including Merisol, Sasol Infrachem and other smaller chemical businesses. In 2005 the operating profit for these businesses amounted to R560 million, compared to an operating loss of R150 million in 2004.

Sasol Financing provides financing and treasury services to our group and also acts as our in-house bank. Its operating profit amounted to R 85 million in 2005, compared to operating losses of R 153 million in 2004. Changes in Sasol Financing’s operating profit are mainly attributable to movements in the rand against the US dollar.

Sasol Petroleum International develops and manages our group’s international interests in oil and gas exploration and production. Aggregated turnover of SPI increased to R841 million in 2005 from R312 million in 2004, mainly as a result of increased oil production and higher oil prices from the Etame oil field in Gabon, and a full year of production from the Temane gas field in Mozambique. Operating profit amounted to R281 million in 2005 compared to an operating loss of R118 million in 2004 largely as a result of increase in turnover. Total exploration costs expensed against operating profit amounted to R120 million for 2005 compared to R223 million for 2004 mainly as a result of a temporary decline in exploration activity in Mozambique.

Sasol Wax produces and markets wax and wax related products to commodity and specialty wax markets globally. It manufactures crude oil derived paraffin waxes as well as synthetic waxes produced on the basis of our Fischer-Tropsch technology. The Global wax market remains keenly contested, with supply of many commodity paraffin-wax grades exceeding demand. Turnover increased 5% in euro. The rand equivalent increase was 1% up from R4,042 million to R4,075 million. Higher oil-based feedstock prices kept operating margins under pressure. Sales volumes of wax and associated paraffinic products increased by 5% from 779.9Kt to 821.6Kt primarily as a result of securing new business. Sasol Wax’s contribution to group profit decreased by 17% from R254 million to R211 million.

Sasol Nitro manufactures and markets ammonia and its derivatives for use in the fertilizer and explosives markets. Aggregated turnover of Sasol Nitro increased to R3,485 million in 2005 from R3,226 million in 2004, a increase of R259 million or 8%. This increase is mainly because of stronger selling prices, as well as higher explosives and accessories volumes, which was partially offset by the stronger rand, lower phosphoric acid sales and the disposal of our investment in Sasol Southwest Energy joint venture in the United States. Following an impairment charge recognized in the previous year, the final disposal of the investment realized a profit for the group of R28 million. Operating costs were contained through cost savings initiatives and greater efficiency, as well as benefits arising from the repositioning of the electronic detonator business and the increased sales volumes from the Sasol Dyno Nobel joint venture. Sasol Nitro’s contribution to group profit was R454 million compared to the loss of R152 million in 2004.

The conversion of Sasol Infrachem from coal gasification to natural gas reforming at Sasolburg towards the end of the 2004 year went smoothly when the two new autothermal reformers were brought into commercial production. The reformers production during the 2005 year alternated between prolonged periods of stable operations in line with planned production and intermittent downtime to resolve post-commissioning technical shortcomings that limited full reformer capability. As a result of these interruptions, turnover dropped by almost 12% from R2,329 million to R2,055 million. Gas production fell from 53.4 million coal-based gigajoules (“Gj”) to 25.9 million natural gas-based Gj and 12.5 million coal-based Gj, a total of 38.4 million Gj. Sasol Infrachem incurred a loss R361million, this loss was primarily due to the consequence of the once-off costs incurred during the commissioning of the natural gas-fed autothermal reformers that have replaced the coal-fired gasifiers in Sasolburg which could not be passed on to customers.

Merisol, our cresylic acid joint venture with Merichem, performed well and increased turnover by 6.5% from R993 million to R1,057 million. The increase is largely due to the strength of higher prices and sustained good sales across the product portfolio. Higher oil prices drove up costs for Merisol products manufactured in South Africa, Japan and the USA. Merisol was able to absorb cost increases through price increases. Feedstock constraints, however, reduced sales volumes to 103.3Kt.

During the year Sasol undertook a reassessment of the useful lives of certain items of property, plant and equipment. The useful life of certain assets was extended due to technological innovations, product life cycles and maintenance programs. Due to these extensions of the useful lives of certain items of property, plant and equipment owned by Sasol Nitro, Sasol Wax, Sasol Technology and Sasol Financing, the depreciation charge was reduced by R25 million. These changes in estimate are accounted for prospectively with no adjustment made to prior years.

Other Businesses—results of operations for 2004 compared to 2003

Category	2004	2003	Change	Change
	(Rand in millions)%
Turnover
External	8,124	9,647	(1,523)	(16)
Inter-segment	3,609	2,906	703	24
Aggregated turnover	11,733	12,553	(820)	(7)
Operating costs and expenses(1)	(11,883)	(12,411)	528	4
Operating (loss)/profit	(150)	142	(292)

(1)    Operating costs and expenses net of other income.

Other businesses consist of Sasol Financing, Sasol Technology, Sasol Petroleum International, Sasol Wax, Sasol Nitro and various other businesses including Merisol, Sasol Infrachem and other smaller chemical businesses. In 2004 the operating loss for these businesses amounted to R150 million, compared to and operating profit R142 million in 2003.

Sasol Financing provides financing and treasury services to our group and also acts as our in-house bank. Its operating loss amounted to R153 million in 2004, compared to a loss of R286 million in 2003, a decrease of R133 million. This decrease is mainly attributable to effects resulting from the appreciation of the rand against the US dollar at a lower rate than in 2003.

Sasol Petroleum International develops and manages our group’s international interests in oil and gas exploration and production. Aggregated turnover of SPI increased to R312 million in 2004 from R201 million in 2003. Operating loss amounted to R118 million in 2004, compared to R181 million in 2003, a decrease of R63 million or 35%. The net decrease in the operating loss is due to increased oil income generated from the Etame field of R50 million, reduced translation losses of R141 million offset by increased exploration cost in Mozambique of R151 million and sundry other amounts of R23 million.

Sasol Wax produces and markets wax and wax related products to commodity and specialty wax markets globally. It manufactures crude oil derived paraffin waxes as well as synthetic waxes produced on the basis of our Fischer-Tropsch technology. Aggregated turnover of Sasol Wax decreased to R4,042 million in 2004 from R4,773 million in 2003, a decrease of R731 million or 15%. Operating profit increased to R254 million in 2004 from R149 million in 2003, an increase of R105 million or 70%. The net increase in operating profit is mainly due to higher sales volumes of R681 million, reduced input prices of R235 million and foreign exchange rate gains of R23 million offset by product price decreases of R811 million and other cost increases of R23 million.

Sasol Nitro manufactures and markets ammonia and its derivatives for use in the fertilizer and explosives markets. Aggregated turnover of Sasol Nitro decreased to R3,226 million in 2004 from R3,927 million in 2003, a decrease of R701 million or 18%. An operating loss of R152 million was incurred in 2004 compared to an operating profit of R253 million in 2003, a decrease of R405 million. This net decrease is mainly due to the effect of the appreciation of the rand against the US dollar on turnover offset by savings on cost as well as lower sales volumes. Operating expenses this year includes R339 million in respect of impairment of assets and exit costs attributed to the phosphoric asset business and the under performing non-South African operations.

Aggregated turnover for the various other businesses including Sasol Technology, Merisol, Infrachem and certain smaller chemical businesses amounted to R4,150 million in 2004, compared to R3,657 million in 2003. Operating profit amounted to R19 million in 2004, compared to a profit of R207 million in 2003, a decrease of R188 million.

RECENT ACCOUNTING PRONOUNCEMENTS

The following recent accounting pronouncements applicable to the group have been issued by the Financial Accounting Standards Board (“FASB”)

SFAS 123R—Share-based payment

In December 2004, the FASB issued FAS No. 123R, Share-Based Payment, to focus primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions and to eliminate the alternative of applying the intrinsic value measurement provisions of APB Opinion 25 to stock compensation awards issued to employees.

The new standard requires that an entity measure the cost of equity based service awards based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide service in exchange for the award.

The group has continued to apply the Intrinsic Value Method of Accounting and will adopt the provisions of FAS 123R effective 1 July 2005. The pro forma effects on net income and earnings per share if the group had applied the fair value recognition provisions of original FAS 123 on stock compensation awards (rather than applying the intrinsic value measurement provisions of Opinion 25) are disclosed in Note 20 to the group’s consolidated financial statements.

SFAS 151, Inventory costs—an amendment of ARB No. 43, Chapter 4

In November 2004, the FASB issued Statement No. 151, Inventory Costs, an amendment of Accounting Research Bulletin No. 43, Chapter 4 (“FAS 151”). The standard adopts the IASB view related to inventories that abnormal amounts of idle capacity and spoilage costs should be excluded from the cost of inventory and expensed when incurred.

The amendments made by clarify that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) should be recognized as current period charges and require the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. Additionally, the Board made the decision to clarify the meaning of the term ‘normal capacity’.

The provisions of this standard are effective for inventory costs incurred during years beginning after 15 June 2005. The group does not expect the adoption of this standard to have a material impact on its consolidated financial statements.

SFAS 153, Exchanges of nonmonetary assets—an amendment of APB Opinion No. 29

In December 2004, the FASB issued Statement No. 153 (“FAS 153”), Exchanges of Nonmonetary Assets—an amendment to Accounting Principles Board Opinion No. 29, Accounting for Nonmonetary Transactions (“APB 29”).

The statement eliminates the exception from the fair value measurement for non-monetary exchanges of similar productive assets in paragraph 21(b) of APB 29 and replaces it with an exception for exchanges that do not have commercial substance.

FAS 153 specifies that a non-monetary exchange has commercial substance if the future cash flows if the entity are expected to change significantly as a result of the exchange.

The statement is effective for all fiscal periods beginning after 15 June 2005 and is required to be adopted by the group effective 1 July 2005.

The group does not expect the adoption of this standard to have a material impact on its consolidated financial statements.

SFAS 154—Accounting changes and error corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3

In May 2005, the FASB issued FAS 154, Accounting Changes and Error Corrections to replace APB Opinion 20 (“APB 20”) by revising the accounting treatment and reporting requirements for all voluntary changes in accounting principles.

APB 20 required that the cumulative effect of the change in accounting principle be included in net income. Under the new statement, the change in accounting principle is applied retrospectively (as if the principle had always been used) to prior period’s financial statements, hence revising previously issued financial statements to reflect the correction of an error. The statement also specifically requires that changes in depreciation, amortization and depletion methods for long-lived, non- financial assets be accounted for as a change in estimate effected by a change in accounting principle.

The group adopted FAS 154 for the year ended 30 June 2005. The adoption of the statement did not have a material effect on the consolidated financial position and the results of the operations of the group.

EITF Issue 04-1, Accounting for pre-existing relationships between the parties to a business combination.

In September 2004, the EITF of the FASB reached a consensus on Issue 04-1 that consummation of a business combination between parties with a preexisting relationship should be evaluated to determine if a settlement of a preexisting relationship exists.

The following issues were also addressed by the Task Force and ratified by the FASB:

•       Executory Contracts—The effective settlement of an executory contract in a business combination should be measured at the lesser of (a) the amount by which the contract is favorable or unfavorable from the perspective of the acquirer when compared to pricing for current market transactions for the same or similar items or (b) any stated settlement provisions in the contract available to the counterparty to which the contract is unfavorable. To the extent that a stated settlement amount is less than the off-market component of the contract, the difference should be included as part of the business combination.

•       Acquisition of a right—The Task Force reached a consensus that the acquisition of a right that the acquirer had previously granted to the acquired entity to use the acquirer’s existing recognized or unrecognized intangible assets should also be included as part of the business combination.

•       Intangible Assets—The acquirer should recognize, apart from goodwill, an acquired entity’s intangible asset that, before the business combination, arose solely from the acquired entity’s contractual right to use the acquirer’s existing recognized or unrecognized intangible assets

The Task Force also reached a consensus that the following disclosures should be required for business combinations between parties with a preexisting relationship:

a)               The nature of the preexisting relationship;

b)              The measurement of the settlement amount of the preexisting relationship, if any, and the valuation method used to determine the settlement amount;

c)               The amount of any settlement gain or loss recognized and its classification in the statement of operations.

The group adopted EITF Issue 04-1 for the year ended 30 June 2005. The adoption of this statement did not have a material effect on the consolidated financial position and results of operations of the group.

EITF Issue 03-16, Accounting for investments in limited liability companies (“LLC”)

In March 2004, the EITF of the FASB reached a consensus on Issue 03-16, Accounting For Investments in Limited Liability Companies (“LLC”) and noted that an investment in an LLC that maintains a “specific ownership account” for each investor—similar to a partnership capital account structure—should be viewed as similar to an investment in a limited partnership for purposes of determining whether a non-controlling investment in an LLC should be accounted for using the cost method or the equity method. Therefore, the provisions of SOP 78-9 and related guidance, including Topic D-46, also apply to such LLCs.

The group adopted EITF Issue 03-16 for the year ended 30 June 2005. The adoption of this statement did not have a material effect on the consolidated financial position and results of operations of the group.

EITF Issue 05-6, Determining the amortization period for leasehold improvements

In June 2005, the EITF of the FASB reached a consensus on Issue 05-6, on how an enterprise should account for existing lease agreements and related leasehold improvements acquired as part of a business combination. The issues are whether the lease term for operating leases should be re-evaluated at consummation of a purchase business combination and if the amortization period for leasehold improvements should be re-assessed by the acquiring entity in a business combination.

The consensus stated that leasehold improvements acquired in a business combination and those acquired after the inception of the lease should be amortized over the shorter of the useful life of the assets or a term that includes renewals that are reasonably assured at the date of acquisition of leasehold improvements.

The group has not adopted EITF Issue 05-6 for the year ended 30 June 2005. The effect of this statement is being assessed, but it is not expected that it will have a material effect on the consolidated financial position and results of operations of the group.

EITF Issue 03-13, Applying the conditions in Paragraph 42 of FASB Statement No. 144, Accounting for the impairment or disposal of long-lived assets, in determining whether to report discontinued operations

In November 2004, the EITF of the FASB reached a consensus on Issue 03-13 on evaluating whether the criteria in paragraph 42 of Statement 144, Accounting for the Impairment or Disposal of Long-Lived Assets, have been met for the purposes of classifying the results of operations of an entity that either has been disposed or classified as held for sale as discontinued operations.

The consensus stated that the criteria in paragraph 42 should only be applied to a component of the enterprise that is either disposed of or classified as held for sale in fiscal periods beginning after 15 December 2005.

The adoption of this statement did not have a material effect on the consolidated financial position and results of operations of the group.

EITF Issue 04-6, Accounting for stripping costs incurred during production in the mining industry

During 2004, a committee of the EITF began discussing the accounting treatment for stripping costs incurred during the production phase of a mine. In March 2005, the EITF reached a consensus (ratified by the FASB) that stripping costs incurred during the production phase of a mine are variable production costs that should be included in the costs of inventory produced during the period that the stripping costs are incurred. The EITF consensus is effective for the first reporting period in years beginning after 15 December 2005, with early adoption permitted.

We have evaluated the impact of this EITF and it is believed that it will not have a material affect on our financial position and results of operations under U.S. GAAP.

EITF Issue 04-10, Determining whether to aggregate operating segments that do not meet the quantitative thresholds

In September 2004, the EITF of the FASB reached a consensus on Issue 04-10, on how an enterprise should evaluate the aggregation criteria in paragraph 17 of SFAS 131 when determining whether operating segments that do not meet the quantitative thresholds may be aggregated in accordance with paragraph 19 of SFAS 131. The consensus stated that Operating Segments can only be aggregated if the segments have similar economic characteristics and share a majority of the aggregation criteria listed in SFAS 131.

The group adopted EITF Issue 04-10 for the year ended 30 June 2005. The adoption of this statement did not have a material effect on the consolidated financial position and results of operations of the group or on the group’s segmental report.

FSP No. FAS 19-1, Accounting for suspended well costs.

In April 2005, the FASB directed the FASB staff to provide guidance on the accounting for exploratory well costs, whether it is permissible to continue capitalizing well exploration costs beyond one year and to then propose an amendment to FASB Statement No. 19, Financial Accounting and Reporting by Oil and Gas Producing Companies, accordingly.

The FASB staff believes that exploratory well costs should continue to be capitalized when the well has found a sufficient quantity of reserves to justify its completion as a producing well and the enterprise is making sufficient progress assessing the reserves and the economic and operating viability of the project.

The FASB Statement 19 has been amended accordingly to include that the costs of drilling an exploratory well or an exploratory-type stratigraphic well are capitalized as part of the enterprise’s uncompleted wells, equipment, and facilities pending the determination of whether the well has found proved reserves.

The group adopted FSP No. FAS 19-1 for the year ended 30 June 2005.The adoption of this statement did not have a material effect on the consolidated financial position and results of operations of the group.

FSP No. FAS 97-1, Situations in which Paragraphs 17(b) and 20 of FASB Statement No. 97, “Accounting and reporting by insurance enterprises for certain long-duration contracts and for realized gains and losses from the sale of investments”, permit or require accrual of an unearned revenue liability

In June 2004, the FASB issued FASB Staff Position 97-1, to clarify whether it is appropriate to recognize an unearned revenue liability to compensate the insurer for services to be performed over future periods when future profits are expected to decline from the current level OR only when current profits are expected to be followed by future losses.

The FASB Staff reached a consensus that an unearned revenue liability should be recognized for all amounts that have been assessed as to compensate insurers for services to be performed over future periods.

The FASB staff believes that paragraph 26 of SOP 03-1 is based on principles consistent with Statement 97; however, it does not limit the accrual of unearned income for insurance benefit features of universal life-type contracts to situations where profits are expected to be followed by losses; that is, the facts and circumstances of each situation must be considered in determining the need for accruing unearned revenue. Paragraph 26 of SOP 03-1 specifies how to determine the amount of the accrual for the insurance benefit feature when profits are expected to be followed by losses.

The group adopted FSP No. FAS 97-1 for the year ended 30 June 2005.The adoption of this statement did not have a material effect on the consolidated financial position and results of operations of the group.

FSP FAS 109-1—Application of FASB Statement No. 109, Accounting for income taxes, to the tax deduction on qualified production activities provided by the American Jobs Creation Act of 2004

In December 2004, the FASB issued FASB Staff Position 109-1to provide guidance on the application of FASB Statement No. 109, Accounting for Income Taxes, to the provision within the American Jobs Creation Act of 2004 (“the Act”) that provides a tax deduction of up to 9% on qualified production activities. FSP 109-1 clarifies that the tax deduction should be accounted for as a special deduction in accordance with Statement 109.

The group has adopted the provisions of this statement and is applicable to the Sasol North American Operations only. The adoption of the statement did not have a material effect on the consolidated financial position and results of operations of the group.

FAS 141-1 and FAS 142-1, Interaction of FASB Statements No. 141, Business combinations, and No. 142, Goodwill and other intangible assets, and EITF Issue No. 04-2, “Whether mineral rights are tangible or intangible assets”

In April 2004, the FASB issued a FASB Staff Position 141-1 and 142-1, Interaction of SFAS 141, Business Combinations and SFAS 142, Goodwill and Other Intangible Assets, and EITF Issue 04-2, Whether Mineral Rights are Tangible or Intangible Assets (“FSP 141-1 and 142-2”). FSP 141-1 and 142-1 define mineral rights as tangible assets. If the guidance in this FSP results in the reclassification of an asset, prior-period amounts on the statements of financial position shall be reclassified and any effects on amortization or depreciation of the asset shall be accounted for prospectively.

The group records mining mineral rights as tangible assets in accordance with its existing accounting policy, hence the adoption of this statement did not have any material effects on the consolidated financial position and results of operations.

FSP No. FAS 142-2, Application of FASB Statement No. 142, Goodwill and other intangible assets, to oil- and gas-producing entities

On 2 September 2004, the FASB issued FSP 142-2, Application of FASB Statement No. 142, Goodwill and Other Intangible Assets, to Oil- and Gas-Producing Entities. Paragraph 8(b) of FAS 142 states that it does not change the accounting prescribed in SFAS 19, Financial Accounting and Reporting by Oil and Gas Producing Entities.

Questions have arisen as to whether the scope exception in paragraph 8(b) of Statement 142 includes the balance sheet classification and disclosures for drilling and mineral rights of oil- and gas-producing entities.

In FSP 142-2, the FASB staff acknowledged that the accounting framework in FAS 19 for oil and gas producing entities is based on the level of established reserves and not whether an asset is tangible or not. Accordingly, the FASB staff concluded that FAS 142’s balance sheet classification and disclosure provisions do not apply to drilling and mineral rights of oil and gas producing entities. However an entity is not precluded from providing information about its drilling and mineral rights in addition to the information required by FAS 69, Disclosures about Oil and Gas Producing Activities.

The group adopted FSP 142-2 for the year ended 30 June 2005. The adoption of this statement did not have a material effect on the consolidated financial position and results of operations of the group.

FSP No. EITF 03-1-1, Effective date of Paragraphs 10-20 of EITF Issue No. 03-1, “The meaning of other-than-temporary impairment and it’s application to certain investments”

In September 2004, the FASB issued a proposed FASB Staff Position No. EITF 03-1-1 to provide implementation guidance with respect to debt securities that are impaired solely due to interest rates and/or sector spreads and analyzed for other-than-temporary impairment under paragraph 16 of Issue 03-1.

The FASB has directed the FASB staff to delay the effective date for the measurement and recognition guidance contained in paragraphs 10–20 of Issue 03-1. The delay does not suspend the existing accounting requirements for assessing whether impairments of “held-to-maturity” and “available-for-sale” securities are other-than-temporary, including current guidance for investments held at cost. The FSP has expanded the scope of the deferral to include all securities covered by EITF 03-1 rather than limiting the deferral to only certain debt securities that are impaired solely to interest rate and or sector spread increases.

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

The following table provides a summary of our cash flows for each of the three years ended 30 June 2005, 30 June 2004 and 30 June 2003:

Summary of Cash Flows

	2005	2004	2003
	(Rand in millions)
Net cash provided by operating activities	14,256	9,686	11,393
Net cash utilized in investing activities	(11,891)	(9,677)	(11,153)
Net cash (utilized by)/generated from financing activities	(1,465)	(1,729)	1,901

Operating activities

Net cash provided by operating activities was R14.3 billion in 2005 compared to R9.7 billion in 2004. In 2005, the average dated Brent crude oil price increased to an average of $46.17/b compared to $31.30/b in fiscal 2004. Although our sales volumes decreased our total turnover increased by R8.6 billion on the back of increased oil and chemical prices, slightly offset by the strength of the rand. The net effect was an increase in cash flow provided by operations before taxation and working capital changes. The increase in cash provided by operating activities was partly offset by an increase in working capital of R2 billion, mainly due to the increase cost of our feedstock as a result of the increased crude oil price.

Net cash provided by operating activities in 2004 was R9.7 billion compared to R11.4 billion in 2003. In 2004. The decrease was mainly due to the appreciation of the rand against the US dollar. The average exchange rate for 2004 was R6.88 per US dollar compared to R9.03 per US dollar in 2003.

Investing activities

Net cash utilized in investing activities was R11.9 billion in 2005 compared to R9.7 billion in 2004. The increase in net cash utilized of R2.2 billion was primarily due to an increase in capital expenditure on projects to expand our operations. Most notable are the costs incurred on Project Turbo (Sasol Polymers) of R3.3 billion in 2005 compared to R1 billion in 2004, this was partially offset by the fact that the Mozambique Natural Gas project was substantially completed in the 2004 year.

Investment in property, plant and equipment amounted to R8.4 billion in 2004, a decrease of R456 million compared to R8.9 billion in 2003. This expenditure was mainly attributable to the completion of the Mozambique Natural Gas pipeline project, the conversion of our plants to utilize natural gas, the completion of our Acrylic Acid and Acetates Plant, the completion of our n-Butanol plant and enhancements to existing facilities. In addition, in 2004 we invested R0.5 billion in intangible assets and R0.4 billion in equity accounted investees (mainly GTL projects in Qatar and Nigeria).

Financing activities

The group’s operations are financed primarily by means of its operating cash flows. Cash shortfalls are usually short-term in nature and are met primarily from short-term banking facilities and commercial paper program. Long-term capital expansion projects and acquisitions of businesses are financed by a combination of floating and fixed rate debt. This debt is usually in the measurement currency of the project or acquisition being financed and repayment terms match the expected cash flow to be generated by the asset or business acquired.

Net cash effect of financing activities was R1.5 billion in 2005 as compared to net cash effects of financing activities of R1.7 billion in 2004. Dividends paid amounted to R2.9 billion in 2005 as compared to R2.7 billion in 2004. The amount of dividends paid was higher than in 2004 principally due to an increase in the interim dividend declared in 2004, which was paid in 2005.

During the year a Eurobond of 300 million euro (R2.4 billion) was raised. The proceeds of the Eurobond were used to reduce our short-term borrowings in South Africa and assist in diversifying and extending the average tenor of our portfolio. In addition we replaced specific asset based financing used to acquire Sasol Chemie with group debt. This debt has reduced the value of assets pledged as security, as well as the negotiation of better interest rates and less onerous covenants.

The net cash utilized by financing activities in 2004 of R1.7 billion was mainly due to proceeds of borrowings of R11.9 billion offset by repayment of debt of R10.8 billion, dividend payments from operating cash flows of R2.7 billion and other smaller net cash outflows of R124 million.

Capital Resources

Sasol Financing and Sasol Financing International act as our group financing vehicles. All our group treasury, cash management and borrowing activities are conducted through Sasol Financing and Sasol Financing International.

Long-term debt.   At 30 June 2005 we had total long-term debt of R9,938 million (excluding R809 million of short-term portion of long-term debt), compared to long-term debt of R7,153 million (excluding R400 million of short-term portion of long-term debt) at 30 June 2004.

Short-term debt.   At 30 June 2005 we had total short-term debt (including short-term portion of long-term debt) of R5,355 million compared to total short-term debt (including short-term portion of long-term debt) of R7,139 million at 30 June 2004. For further information regarding our short-term debt refer to Note 17 in “Item 18—Financial Statements”.

The group has borrowing facilities with major financial institutions of approximately R39,297 million (2004—R23,234 million). Of these facilities R18,866 million (2004—R7,865 million) has been utilized at year end.

There were no events of default for the years ended 30 June 2005 and 30 June 2004.

Our major funding facilities at 30 June 2005 are set out below.

	Expiry Date	Currency	Facilities	Utilization
			(Rand in millions)
Uncommitted facilities
Commercial banking facilities	Various (short-term)	rand	11,880	2,328
International commercial banking facilities	Various (short term)	euro	473	2
Commercial paper program	None	rand	6,000	1,521
Committed facilities
Revolving credit facility (syndicated)	May 2008	euro	3,226	663
Debt arrangements
RSA Bond	August 2007	rand	2,000	1,993
Japan Bank for International Co-operation	June 2013	US dollar	390	390
Eurobond	June 2010	euro	2,420	2,407
Natref(1)	Various	rand	1,491	982
Asset based finance
The Republic of Mozambique Pipeline Investment Company (Pty) Ltd(1)	December 2015	rand	2,362	2,362
Sasol Petroleum Temane(1)	June 2015	euro and rand	1,302	1,302
Property finance leases
Sasol LFB(1)	Various	rand	590	590
Other banking facilities and debt arrangements	Various	Various	2,085	1,019
			34,219	15,559
Comprising
Long-term debt				9,938
Short-term debt				5,355
Bank overdraft				266
				15,559

(1)    Facilities held by these subsidiaries

Excluded from the above analysis are borrowing facilities held by the group’s joint ventures.

	Facilities	Utilization
	(Rand in millions)
Oryx GTL Limited (Q.S.C)	2,286	1,613
Arya Sasol Polymer Company	1,564	728
Sasol Dia Acrylates (South Africa) (Pty) Limited	984	750
Other	244	216
	5,078	3,307

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

Maturity Profile of Debt

We endeavor to match the tenure of our debt with the nature of the asset or project being financed.

	Less than 1 year	1 to 2 years	2 to 5 years	More than 5 years	Total
	(Rand in millions)
Maturity profile	5,621	639	6,314	2,985	15,559

Covenants

The group is subject to certain covenants on its debt facilities relating to earnings, debt cover, net asset value, amongst other. There were no events of default in the year ended 30 June 2005.

The covenant terms above are defined contractually in each of the agreements for the above facilities using definitions agreed to between the parties derived from amounts published in the financial statements of Sasol prepared in terms of IFRS for any year and adjusted in terms of the agreed definitions.

Moodys assigned Sasol Aa3.za long-term and Prime-1.za short-term South African national scale credit ratings and a global Baa1 rating. Additionally Standard and Poor’s long-term foreign-currency rating was upgraded to BBB+ equal to Moody’s global Baa1 rating.

For information regarding our material commitments for capital expenditure see “Item 4.D—Property, plants and equipment”.

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

Our application research and development capabilities, which are based in Germany, Italy, United States and South Africa are focused around four areas:

•       technical service;

•       analytical service;

•       plant support; and

•       new applications, products and processes.

The key products supported by our applications research and development are alcohols and derivatives, surfactants and detergents, inorganic specialties, LABs, paraffins and olefins, solvents, fuels and lubricants and polymers and fine chemicals.

Total expenditure on Research and Development in years 2005, 2004 and 2003 was R331 million, R427 million and, R461 million, respectively.

For further information regarding our research and development activities, see “Item 4.B—Business Overview—Research and Development—Sasol Technology”.

5.D   Trend Information

Our financial results since the end of 2005 have been principally affected by increased dated Brent crude oil prices and a further strengthening in the rand to US dollar and the euro to US dollar exchange rate.

In recent months, the derived European Brent crude oil spot price has risen from the year-end level of US$55.36/b to US$61.70/b on 30 September 2005. Given the current uncertain political environment and the recent damage caused in the Gulf of Mexico by hurricane Katrina, the oil price has been volatile and this volatility is expected to continue in the foreseeable future. As discussed above, a high oil price generally results in increased profitability for our group.

The rand to US dollar exchange rate was R6.67 at 30 June 2005. After trading in a range of between R6.34 and R6.90 to the US dollar during July and August 2005, the rand strengthened reaching R6.35 per US dollar at 30 September 2005. This rand strength has resulted in negative effects on our profits. Whilst the exchange rate during the current year has been relatively less volatile than in previous years we are unable to forecast whether this will continue in the foreseeable future.

The euro to US dollar exchange rate was euro 1.21 at 30 June 2005 with trading during July and August 2005 being relatively stable with a low of 1.19 to a high of 1.25. The euro to the US dollar exchange rate was 1.21 at 30 September 2005. This euro strength has resulted in negative effects on our profits.

5.E   Off-Balance Sheet Items

We do not engage in off-balance sheet financing activities and do not have any off-balance sheet debt obligations, special purpose entities or unconsolidated affiliates.

Guarantees:

The group has issued the following guarantees for which the liabilities have not been included in the balance sheet.

	30 June 2005 Guarantee	30 June 2004 Guarantee
	(Rand in millions)
Guarantees in respect of GTL Ventures	7,839	7,070
Guarantees in respect of letters of credit	698	63
Miscellaneous other guarantees	640	311
Guarantee to RWE-DEA	242	227
Customs and Excise	164	130
Guarantee in respect of the Natural gas pipeline	14	62
	9,597	7,863

Sasol has issued the following significant guarantees for the obligations of various of its subsidiaries in respect of the GTL Ventures. These guarantees relate to the construction and funding of Oryx GTL Limited in Qatar and Escravos GTL in Nigeria, including inter alia (2005 US dollar amounts are translated at R6.67 per US dollar the rate at 30 June 2005. (2004 at R6.21 per US dollar the rate at 30 June 2004)).

•       Sasol Limited issued a completion guarantee for its portion of the project debt of Oryx GTL Limited capped at US$343 million (R2,286 million) plus interest and costs subject to the project demonstrating a minimum level of sustained production over a continuous period of ninety days and catalyst deactivation within acceptable parameters for at least two hundred and seventy days, after commissioning. It is estimated that the project will be commissioned during May 2006.

•       Sasol Limited issued a guarantee for the take-or-pay obligations of its wholly owned subsidiary under the gas sale and purchase agreement (“GSPA”) entered into between Oryx GTL Limited, Qatar Petroleum and ExxonMobil Middle East Gas Marketing Limited, by virtue of this subsidiary’s 49% shareholding in Oryx GTL Limited. Sasol Limited’s exposure is limited to the amount of US$123 million approximately (R820 million) (2004—US$100 million approximately (R621 million)). In terms of the GSPA, Oryx GTL Limited is contractually committed to purchase minimum volumes of gas from Qatar Petroleum and ExxonMobil Middle East Gas Marketing Limited on a take-or-pay basis. Should Oryx GTL terminate the GSPA prematurely, Sasol Limited’s wholly owned subsidiary will be obliged to take-or pay its 49% share of gas offtake requirements by way of damages for a maximum amount of US$123 million (R820 million). The term of the GSPA is 25 years from the date of commencement of operations. It is estimated that the project will be commissioned during May 2006.

•       Sasol Limited issued a guarantee for the obligation of its wholly owned subsidiary to contribute 49% of the required equity in respect of the investment in Oryx GTL Limited. Sasol’s equity contribution is estimated at US$160 million (R1,066 million) (2004—US$75 million (R466 million)). It is expected that the project will be commissioned during May 2006.

•       Sasol Limited issued a performance guarantee for the obligations of its subsidiaries in respect of the construction of Escravos GTL in Nigeria for the duration of the investment in Escravos GTL limited to an amount of US$250 million (R1,666 million).

•       Sasol Limited issued a performance guarantee for the obligations of its subsidiaries in respect of and for the duration of the investment in Sasol Chevron Holdings Limited, limited to an amount of US$ 250 million (R1,666 million). Sasol Chevron Holdings Limited is a joint venture between a wholly owned subsidiary of Sasol Limited and Chevron Texaco Corporation.

All guarantees listed above are issued in the normal course of business.

The group has guaranteed the fulfillment of various subsidiaries’ and joint ventures’ obligations in terms of contractual agreements.

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

5.F   Tabular disclosure of contractual obligations

Contractual obligations / commitments.   The following significant contractual obligations existed at 30 June 2005:

Amount of obligations/commitments expiration per period

Contractual obligations (excluding capital expenditure)	Total amount	Amount representing finance charges	Within 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years
	(Rand in millions)
Operating leases	1,216	—	285	213	177	151	124	266
External long-term debt	10,747	(3,029)	1,630	1,395	3,293	1,015	3,335	3,114
External short-term debt	4,546	(149)	4,695	—	—	—	—	—
Bank overdraft	266	—	266	—	—	—	—	—
Purchase commitments	12,420	—	2,356	2,226	2,200	1,577	867	3,194
Capital leases	940	(234)	146	90	81	86	78	693
Total	30,135	(3,412)	9,378	3,924	5,751	2,829	4,404	7,267

Contractual commitments	Total amount	Within 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years
	(Rand in millions)
Standby letters of credit	698	698	—	—	—	—	—
Total	698	698	—	—	—	—	—

Capital commitments.   Commitments are budgeted, approved and reported in accordance with our management policy for segmental reporting.

The following table sets forth our authorized capital expenditure as of 30 June 2005:

Capital expenditure	30 June 2005
(Rand in millions)
Authorized and contracted for	11,429
Authorized but not yet contracted for	7,740
Total	19,169

For more information regarding our planned capital expenditure see “4.A History and Development of the Company—Capital Expenditure”.

As at 30 June 2005, we had authorized approximately R34 billion of group capital expenditure, of which we had spent R15 billion at 30 June 2005. Of the unspent capital commitments of R19 billion, R11 billion has been contracted for. Of the unspent capital commitments of R19 billion, we expect to spend R15 billion in 2006, R3 billion in 2007 and the remainder in 2008 and thereafter.

It is estimated that the expenditure will be incurred as follows:

Contractual commitments	Total amount	Within 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	Over 5 years
	(Rand in millions)
Capital commitments	19,169	14,511	2,977	1,420	225	2	34

The above amounts are as reported to our Board, stated on the basis of the management approach used for segmental reporting. They exclude capitalized interest but include business development costs and our group’s share of capital expenditure of equity accounted investees.

We make use of Forward Exchange Contracts and Cross Currency Swaps to hedge all our major capital expenditure in foreign currency (i.e. contracts contracted in a currency other than the rand) immediately upon commitment of expenditure or upon approval of the project. See “Item 11—Quantitative and Qualitative Disclosure About Market Risk”.

ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A   Directors and Senior Management

We are managed by our Board of Directors (“Board”), the Group Executive Committee (“GEC”) and the chief executive. Corporate governance structures and processes are constantly reviewed to reflect national and international best practice.

We comply with the JSE Listings Requirements and the applicable US corporate governance requirements of the SEC, the NYSE and legislation such as the Sarbanes-Oxley Act. In addition we have compared our corporate governance practices to those required to be applied by domestic US companies listed on the NYSE and have confirmed to the NYSE that we comply in all significant respects with such NYSE corporate governance standards. We endorse the principles of the South African Code of Corporate Practices and Conduct (“SA Code”) as recommended in the King II report.

The Nomination and Governance Committee and the Board critically review and benchmark the governance structures and processes of the group on an ongoing basis. The Board considers the issue of corporate governance as a priority that requires more attention than merely establishing the steps to be taken to demonstrate compliance with new legislation, regulatory or listing requirements.

Issues of governance will continue to receive the Board and its committees’ consideration and attention during the next year and thereafter. Sound governance is also one of the top priorities of executive management.

The Board of Directors

Our Board of Directors comprised thirteen directors at 30 June 2005, of which ten were non-executive and three were executive directors. During the reporting year all the non-executive directors, with the exception of Mr. Mandla Gantsho, Mr. Jan Fourie and Mr. Steve Pfeiffer were considered to be independent in accordance with the SA Code and the rules of the NYSE. Mr. Fourie became a non-executive director on his retirement from executive management on 28 February 2004 and resigned from our Board with effect from 1 January 2005. Mr. Pfeiffer, who resigned with effect from 31 October 2004, could not be categorized independent by the Board in view of the occasional legal services provided by his firm to the company. These services constituted less than 1% of the turnover of his firm. The Board is of the view that all our non-executive directors bring independent judgment to bear on material decisions of the company.

The positions of chairman and chief executive were separate during the reporting year and filled by an independent non-executive director, Paul du Plessis Kruger, and an executive director, Pieter Vogel Cox, respectively. On 4 March 2005, the company announced the appointment of Lawrence Patrick Adrian Davies as chief executive and Trevor Stewart Munday as deputy chief executive with effect from 1 July 2005. It was also announced that Mr. Cox would succeed Mr. Kruger as our Chairman on 1 January 2006.

Our Board currently comprises the following:

Name	Position	Age	Member Since	Current Term Expires(1)
Paul du Plessis (P du P) Kruger	Independent Non-Executive Chairman	68	January 1986	November 2006
Pieter Vogel (P V) Cox	Non-executive Deputy Chairman	61	January 1996	November 2005
Lawrence Patrick Adrian (L P A) Davies	Chief Executive	54	August 1997	November 2006
Trevor Stewart (T S) Munday	Deputy Chief Executive	56	May 2001	November 2005
Elisabeth le Roux (E le R) Bradley	Independent Non-Executive Director	66	February 1998	November 2006
Warren Alexander Morten (W A M) Clewlow	Independent Non-Executive Director	69	July 1992	November 2005
Brian Patrick (B P) Connellan	Independent Non-Executive Director	65	November 1997	November 2006
Victoria Nolitha (VN) Fakude	Executive Director	40	October 2005	November 2005
Mandla Sizwe Vulindlela (M S V) Gantsho	Non-Executive Director	43	June 2003	November 2005
Anshuman (A) Jain	Independent Non-Executive Director	42	July 2003	November 2005
Imogen Nonhlanhla (I N) Mkhize	Independent Non-Executive Director	42	January 2005	November 2005
Sam (S) Montsi	Independent Non-Executive Director	60	March 1997	November 2005
Jürgen E (J E) Schrempp	Independent Non-Executive Director	60	November 1997	November 2006
Conrad Barend (C B) Strauss	Independent Non-Executive Director	69	January 2000	November 2005

(1)           Under our Articles of Association, one-third of the serving directors shall retire at the annual general meeting of the company or, if the total number of serving directors who shall retire does not constitute a multiple of three, the number of directors who shall retire shall be the number, adjusted upwards, that is the closest to one-third. The number of directors that will retire at the annual general meeting in future years can therefore not be determined accurately in advance.

Paul Kruger has been our non-executive chairman since January 1997. He joined the group in 1964 and became a director in 1986. From 1987 to 1996, Mr. Kruger served as chief executive of our group. He is also a director of several other companies in the group. Mr. Kruger is past chancellor of the Rand Afrikaans University (now the University of Johannesburg) and past chairman of Business South Africa. He is a director of several companies, including ABSA Bank Limited, ABSA Group Limited and Abagold (Pty) Limited. Mr. Kruger served on the King Committee on Corporate Governance and is a trustee of the State President’s International Marketing Council. He received a Bachelor of Science Engineering (Mining) from the University of the Witwatersrand, South Africa in 1959 and a Master of Business Leadership from the University of South Africa in 1973. He attended the Executive Program at Stanford Business School in the United States in 1986 and holds an honorary doctorate from the University of Port Elizabeth.

Pieter Cox has been our chief executive since 1997 and deputy chairman since 2001. He was succeeded as chief executive by Pat Davies with effect from 1 July 2005 and retired with effect 1 October 2005. He joined the group in 1971 and became a director in 1996. Mr. Cox is also a director of all major companies in the group. In 1993, he was appointed managing director and chief executive of Polifin Limited. In May 1996, Mr. Cox became chief operating officer of Sasol Limited and served in this role prior to assuming the position of chief executive of Sasol. He received a Bachelor of Science Engineering (Metallurgy) degree in 1966 and a Bachelor of Science Engineering (Mining) degree in 1968 from the University of the Witwatersrand. He attended the Executive Program at Stanford Business School in the United States in 1990.

Pat Davies has been our director since 1997. He was appointed chief executive with effect from 1 July 2005. He is also a director of several other companies in the group. Mr. Davies joined the group in 1975 and has held various positions in engineering design, project management, operations management and corporate affairs. He is also a director of all major companies in the Sasol group and is responsible for the group oil, gas and liquid fuels businesses, including Sasol Synfuels, Sasol Petroleum International, Sasol Synfuels International, Sasol Oil, Sasol Gas and Sasol Technology. He was also responsible for the globalization of Sasol’s GTL technology. He received a Bachelor of Science Engineering (Mechanical) from the University of Natal, South Africa in 1975 and attended the Management Program at Harvard Business School in the United States in 1986.

Trevor Munday has been our director since 2001. He was appointed deputy chief executive with effect from 1 July 2005. He is also a director of several other companies in the group. Mr. Munday joined the group in 1996 and currently oversees finance, investor relations, planning, corporate affairs, brand management and Sasol’s chemical businesses. Mr. Munday served as the managing director of Polifin Limited from 1996 to 2001 prior to its acquisition by us. He received a Bachelor of Commerce from Natal University, South Africa in 1970.

Elisabeth Bradley has been our director since 1998. She is currently chairman of Toyota SA (Pty) Limited, Wesco Investments Limited, Metair Investments Limited, Rosebank Hotel and the Winkler Hotel. She is also a director of several other companies, including Standard Bank Group Limited, the Tongaat-Hulett Group Limited and Anglogold Ashanti Limited. Ms. Bradley is deputy chairman of the South African Institute of International Affairs and chairman of the Centre for Development and Enterprise. She received her Bachelor of Science from the University of the Free State in 1961 and a Master of Science from the University of London in 1964.

Warren Clewlow has been our director since 1992. He is currently chairman of Barloworld Limited, Nedcor Limited and Nedbank Limited. He is deputy chairman of Old Mutual Life Assurance Company (South Africa) Limited and a director of Old Mutual plc and Pretoria Portland Cement Company Limited. He is past chairman of the State President’s Advisory Council and was awarded the Order of Meritorious Service, Gold Class, for service to South Africa. Mr. Clewlow received his Accountancy qualification from the University of Natal in 1959 and was awarded an honorary doctorate by the University of Natal in 1990.

Brian Connellan has been our director since 1997. From 1990 to 2000, Mr. Connellan served as executive chairman of Nampak Limited and from 2000 to 2001 as non-executive chairman of Nampak. He was a director of Nampak until September 2005. He is also a director of several other companies, including Tiger Brands Limited, ABSA Group Limited, Reunert Limited, Illovo Sugar Limited and Oceana Group Limited. He is past councilor of the South African Foundation, The Corporate Forum and The Institute of Directors and a contributor to both King Reports on Corporate Governance in South Africa. Mr. Connellan received his Certificate in Theory of Accountancy from Witwatersrand University in 1961 and became a chartered accountant with the Public Accountants and Auditors Board in 1963.

Nolitha Fakude became our director on 1 October 2005. Ms Fakude is responsible for the world-wide Human Resources and Strategy functions of the Group. She is also a director of several other companies in the Group. Before joining Sasol, she was a member of the Group Executive Committee at Nedbank Group Limited. She is also a director of Woolworths Holdings Limited, Harmony Gold Mining Company Limited and the non-executive President of the Black Management Forum. She holds Bachelor of Arts and Honors degrees in Psychology from the University of Fort Hare and attended the Senior Executive Program at Harvard Business School in the United States.

Mandla Gantsho has been our director since 2003. He is the chief executive officer and managing director of the Development Bank of Southern Africa. Prior to this appointment in 2001, he served as chief financial officer of DBSA. Between 1999 and 2000 he was seconded as advisor to a vice-president of the International Finance Corporation in Washington. He obtained a Bachelor of Commerce from the University of Transkei in 1983 and a Certificate in Accountancy Theory and a Bachelor of Commerce (with Honors) in Financial Management from the University of Cape Town in 1985 and 1986, respectively.

He became a chartered accountant with the Public Accountants and Auditors Board in 1987. He also obtained a Masters in Science from The George Washington University in 2002.

Anshu Jain has been our director since 2003. He has been a member of the General Executive Committee of Deutsche Bank AG since 2002. He is currently the managing director and head of global markets at Deutsche Bank. Prior to this appointment he was a managing director of Merrill Lynch in New York. He obtained a Bachelor of Arts (with Honors) in economics from Delhi University in 1983 and a Master of Business Administration in Finance from the University of Massachusetts in 1985.

Imogen Mkhize has been our director since 1 January 2005. Ms Mkhize is currently chief executive officer of the 18th World Petroleum Congress. Previously, she was the executive chairman of the Zitek Group and the managing director of Lucent Technologies South Africa. In 2001, the World Economic Forum recognized her as a Global Leader for Tomorrow. Ms Mkhize is a director of Murray & Roberts Holdings Limited and Datacentrix Holdings Limited and serves on the boards of the CSIR, the Financial Markets Advisory Board and Rhodes University.

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

Jürgen Schrempp has been our director since 1997. He has been chairman of the board of management of DaimlerChrysler AG since 1998 and prior to that, chairman of the board of management of Daimler-Benz AG since 1995. He is also a director of Vodafone Group plc (United Kingdom) and Compagnie Financière Richemont (SA) (Switzerland). Professor Schrempp is founding chairman of the Southern Africa Initiative of German Business (SAFRI), a member of the Advisory Council of Deutsche Bank AG, the European Advisory Board of Harvard Business School, the German Council of INSEAD and the South African President’s International Investment Council. He holds a Professorship of the Federal State of Baden-Württemberg, Germany and Honorary Doctorates of the University of Graz, Austria and the University of Stellenbosch, South Africa. He has received numerous national and international awards, amongst which the Order of Good Hope, South Africa’s highest civilian award.

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

Senior Management

The following is a list of our senior executive officers as of 1 October 2005, who are also members of our GEC, whose current areas of responsibility we set out below:

Name	Position and areas of responsibility
Lawrence Patrick Adrian Davies	Chief Executive
Trevor Stewart Munday	Deputy Chief Executive and Chief Financial Officer, responsible for Sasol’s chemical businesses and corporate affairs.
Johannes Albertus Botha	Group General Manager, responsible for Sasol Synfuels, Sasol LFB and gas distribution and marketing.
Abraham de Klerk	Group General Manager, responsible for Sasol Technology and safety, health and the environment.
Nereus Louis Joubert	Group General Manager and Company Secretary, responsible for legal, procurement and supply, insurance, risk management and internal audit functions.
Victoria Nolitha Fakude	Executive Director responsible for Group Human Resources and Strategy.
Max Vuyisile Sisulu	Group General Manager responsible for key stakeholder relationships and Black Economic Empowerment and Employment Equity.
Giullean Johann Strauss	Group General Manager responsible for Sasol Petroleum International, Sasol Synfuels International and Sasol Chevron.
Jan Adrian van der Westhuizen	Group General Manager responsible for the Sasol Mining, the establishment of a group services model, Secunda shared and site services, and group information management.
Rynhardt van Rooyen	Group General Manager, responsible for the group financial function.

Hannes Botha has been our Group General Manager since 2003. He is responsible for Sasol’s liquid fuel business, gas business and Sasol Synfuels. He joined Sasol in 1981 as a divisional manager and after acting as general manager responsible for manufacturing facilities and engineering activities of various plants, was promoted to managing director of Sasol Synfuels in 1993 and the managing director of Sasol Oil in 1998. Mr. Botha is a director of several companies in the group. He obtained his Bachelor of Science (Electrical Engineering) in 1970 from the University of Pretoria, South Africa and in 1980 his Master of Business Leadership from the University of South Africa.

Bram de Klerk became our Group General Manager in 2003. He is responsible for Sasol Technology and safety, health and the environment. He was the managing director of Sasol Synfuels from 1998 until 2003 and was appointed a Director of Sasol Technology in September 2003. He joined Sasol in 1973 as an assistant design engineer and became the managing director of National Petroleum Refiners of SA (Pty) Limited in 1993. Mr. De Klerk is a director of several companies in the Sasol group. He received a Bachelor of Science (Mechanical Engineering) from the University of Pretoria, South Africa in 1973 and a Master of Business Administration from the University of Potchefstroom, South Africa in 1978.

Nereus Joubert has been our Company Secretary since joining Sasol in 1994 and a Group General Manager since 2003. Currently he is responsible for the group company secretarial, legal, procurement and supply, insurance, risk management and internal audit functions and serves on the boards of several of the companies of the Sasol group. He obtained a Bachelor of Laws degree, a post-graduate Bachelor of Law degree and a Doctor of Law degree from Rand Afrikaans University, South Africa (now the University of Johannesburg) in 1978, 1980 and 1985 respectively and attended the Advanced Management Program at

Harvard Business School in the United States in 2000. He also conducted post doctoral research at the University of Saarland, Germany as an Alexander Von Humboldt scholar during 1989 and 1993. Prior to joining the company, Dr Joubert was a professor of law and vice dean of the faculty of law of the Rand Afrikaans University, South Africa (now the University of Johanneburg).

Max Sisulu joined Sasol as our Group General Manager in 2003. He is responsible for government and stakeholder relationships. He previously was deputy chief executive of Denel (Pty) Limited, a post he held from November 1998. After his return from exile he became a Member of Parliament in 1995 and served as chief whip of the African National Congress. He is a council member of the Human Sciences Research Council and a member of the recently established National Environment Advisory Forum of the Department of Environmental Affairs and Tourism. He is a non-executive director of African Rainbow Minerals, Imperial Holdings and the Resolve Group, non-executive chairman of Ukhamba Holdings as well as director of several companies in the Sasol group. Mr. Sisulu obtained a Masters of Arts in Political Economy from the Plekhanov Institute in Moscow in 1969 and a Masters of Arts in Public Administration from the Kennedy School for Government at Harvard University in the United States in 1993. He was the recipient of the Govan Mbeki Fellowship at the University of Amsterdam, Netherlands, where he completed and published an extended research paper on the micro-electronics industry in South Africa from 1984 to 1985.

Lean Strauss became our Group General Manager in August 2005, responsible for Sasol Synfuels International, Sasol Petroleum International and Sasol Chevron. He joined Sasol in 1982 as an investment officer of the Sasol Pension Fund. He spent most of his career with Sasol Oil and held the positions of General Manager, Manufacturing and Supply as well as General Manager, Marketing. He was appointed General Manager of Sasol Gas in 1997 and managing director of Sasol Nitro in 2002. He is also a director of several companies in the Sasol group. He obtained Bachelor of Commerce and Bachelor of Commerce (with Honors) degrees from the University of Stellenbosch prior to joining Sasol and a Masters of Commerce degree in Business Management from the Rand Afrikaans University (now the University of Johannesburg) in 1986.

Jannie van der Westhuizen has been our Group General Manager since 2003, responsible for the mining division, the establishment of a group services model, Secunda shared and site services, and group information management, previous to which he was the General Manager responsible for group human resources and mining. He joined Sasol Mining in 1986 and was the General Manager of Brandspruit Colliery, Sasol Mining when he left in 1993 to join Eskom as Fuel and Water Manager. In 1996, he joined Organization Development International as the Director and Head of Mining Practice and in April 1997 rejoined Sasol as managing director, Sasol Mining . He is a director of several companies in the group. He obtained his Bachelor of Science (Industrial Engineering) in 1972, a Master of Business Administration in 1975 and in 1979 a Post Graduate Diploma in Mining (Cum Laude) from the University of Pretoria, South Africa. He attended the Executive Management Program in 1991 at the Pennsylvania State University in the United States and in 2002, attended the Stanford Executive Program at Stanford University, United States.

Rynhardt van Rooyen has been our Group General Manager responsible for the group financial function since June 2003, previous to which he was General Manager of Finance. He joined Sasol in 1977 as a senior accounting officer. He is a director of several companies in the group. He obtained a Bachelor of Commerce from the University of the Orange Free State, South Africa in 1971 and a Bachelor of Computationis (with Honors) from the University of South Africa in 1975. He became a chartered accountant in 1976 and is registered with the South African Institute of Chartered Accountants. In 1986, he attended the Executive Management Program and in 1994, the Strategic Purchasing Management Program at the Pennsylvania State University in the United States.

See above for biographies of our executive directors.

6.B   Compensation

Compensation of senior management under the JSE Listings Requirements.   We are not required to, and do not otherwise, disclose compensation paid to individual senior managers.

During the year ended 30 June 2005, the aggregate compensation paid or payable to executive directors and the GEC of Sasol as a group was approximately R34.6 million, including all salaries, fees, annual incentives, contributions during such period to provide pension, retirement or similar benefits and other benefits for directors and the GEC of Sasol, of which R3.2 million was due to pension benefits for members, R7.3 million was due to annual incentives and R4.6 million to other benefits.

For details on the shares and shares options held by our Board of Directors named in Item 6.A see “Item 6.E—Share Ownership”.

The following tables summarize the compensation received by our executive and non-executive directors in the year 2005.

Directors’ Compensation

Executive Directors	Salary	Annual incentive(1)	Retirement funding	Other		Total 2005	Total 2004
	(Rand in thousands)
P V Cox	4,411	2,128	157	2,531	(2)	9,227	5,031
L P A Davies	2,975	851	536	278	(3)	4,640	3,749
J H Fourie(5)	—	743	—	—		743	3,045
T S Munday	2,714	792	538	272	(4)	4,316	3,452
Total	10,100	4,514	1,231	3,081		18,926	15,277

(1)           Refers to incentives awarded, based on the company results for the 2004 year.

(2)           The amount for P V Cox includes travel benefits (R335,438), medical benefits (R19,300), leave encashment on retirement (R1,407,654) and cash in lieu of retirement funding in compliance with retirement fund rules not allowing contributions after the age of 60 (R762,326). The amount also includes fringe benefits for vehicle insurance (R2,620), a security benefit (R3,300) and a benefit in terms of the company’s employee share savings scheme (R672).

(3)           The amount for L P A Davies includes vehicle benefits (R248,783), medical benefits (R19,899), fringe benefits for vehicle insurance (R2,620), a security benefit (R3,300) and a benefit in terms of the company’s employee share savings scheme (R672).

(4)           The amount for T S Munday includes vehicle benefits (R248,783), medical benefits (R20,555) and fringe benefits for vehicle insurance (R2,620).

(5)           Retired as an executive director in February 2004.

Non-executive directors	Board meeting fees	Paid by subsidiaries	Committee fees	Total 2005	Total 2004
	(Rand in thousands)
P du P Kruger	462	2,456	(1)	345	3,263	3,014
E le R Bradley	231	—		138	369	344
W A M Clewlow(2)	231	—		282	513	559
B P Connellan(3)	231	—		311	542	451
M S V Gantsho(4)	231	—		69	300	279
A Jain(5)	495	—		—	495	487
S Montsi(6)	231	—		195	426	279
S B Pfeiffer(7)	170	—		12	182	487
J E Schrempp(5)	509	—		—	509	512
I N Mkhize(8)	116	—		23	139	—
C B Strauss	231	—		185	416	387
J H Fourie(9)	116	346		—	462	312
Total	3,254	2,802		1,560	7,616	7,111

(1)           Inclusive of fringe benefits amounting to R30,808 (travel, insurance and security).

(2)           Resigned as chairman from the Audit Committee with effect from 6 September 2004.

(3)           Resigned as chairman of the Risk & SHE Committee and appointed as chairman of the Audit Committee with effect from 6 September 2004. Appointed as member of the Compensation Committee with effect from 1 March 2005.

(4)           Resigned from the Risk & SHE Committee, and requested by the board to attend the Audit Committee meetings with effect from 6 September 2004.

(5)           Fees paid in US dollars, rand equivalent of $79,500 at actual exchange rates.

(6)           Appointed as chairman of the Risk & SHE Committee with effect from 6 September 2004; appointed as member of the Compensation Committee with effect from 1 March 2005.

(7)           Fees paid in US dollars amount to $26,500. Resigned with effect from 31 October 2004; appointed to the Risk & SHE Committee with effect from 6 September 2004 and resigned at the end of October 2004.

(8)           Appointed as non-executive director with effect from 1 January 2005. Appointed as member of the Risk & SHE Committee with effect from 1 March 2005.

(9)           Resigned as a non-executive director of Sasol Limited with effect from 1 January 2005.

Directors’ service contracts.   There are no fixed-term service contracts for executive and non-executive directors. Executive directors have standard employee service agreements with notice periods ranging between 30 and 90 days.

An executive director is required to retire from the board at the age of 60, unless requested by the board to extend his or her term. A non-executive director is required to retire from at the end of the year in which the director turns 70, unless the board, subject to the articles of association and by unanimous resolution on a year-to-year basis, extends the director’s term of office until the year in which he or she turns 73.

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

•       matters reserved for final decision-making or pre-approval by the Board; and

•       the policies and practices of the Board in respect of matters such as corporate governance, trading by directors in the securities of the company, declarations of conflicts of interest, Board meeting documentation and procedures and the nomination, appointment, induction, training and performance evaluation of directors and members of Board committees.

A quorum for a Board resolution comprises five directors, three of whom must be non-executive. The Board meets at least four times a year. It approves the strategic direction of the company defined by the chief executive, maintains full and effective control over the company and monitors the executive management through a structured approach to reporting and accountability. However, the company adopts a decentralized approach to the day-to-day running of the businesses of the group.

The independent non-executive directors are chosen for their experience, business skills and acumen and bring independent, experienced judgment to bear on issues of strategy, performance and resources, including key appointments, standards of conduct, protection of stakeholders’ interests and the setting of company policy. Considerations of gender and racial diversity, as well as diversity in respect of business, geographic and academic backgrounds, are taken into account when appointments to the Board are considered.

Newly appointed directors are inducted in the company, board matters and their duties as directors in accordance with their specific needs.

The effectiveness and performance of the Board, its committees and the individual directors and members of the Board and its committees are reviewed annually by the Nomination and Governance Committee.

Our Board is supported by the advice and services of the Company Secretary, who is appointed in accordance with the South African Companies Act, and who is responsible to the Board for ensuring the proper administration of Board proceedings. The Company Secretary also provides guidance to the directors in connection with their legal duties and responsibilities and the manner in which such duties and responsibilities, including not dealing in the company’s shares during restricted periods, should be discharged. A report on directors’ dealings in the company’s shares is tabled at each Board meeting and publicly disclosed in accordance with the applicable JSE and NYSE listings requirements.

The directors are entitled to seek independent professional advice at the company’s expense about the company’s affairs and have access to any information they may require in discharging their duties as directors.

Board committees

To assist our Board in discharging its responsibilities, we have established several committees, which are accountable to the Board and operate on the basis of specific charters. During the year the charters of the Audit Committee, the Compensation Committee, the Nomination and Governance Committee and the Risk and Safety, Health and Environment Committee (“Risk and SHE Committee”) were reviewed and updated to conform to the NYSE corporate governance rules. These charters form part of the Board Charter and are available on our website (www.sasol.com).

Our subsidiaries, as well as their operating businesses, have also established board and committee structures to ensure the maintenance of high standards and best practice with respect to corporate governance and internal control. We retain decision-making involvement in respect of a defined list of material matters in respect of the businesses of our subsidiaries. This list includes matters such as the appointment of directors, strategy charters, large capital expenditure and mergers, acquisitions and disposals. The boards of our main subsidiaries and divisions are constituted in such a way that a majority of directors of each main subsidiary or divisional board are non-executive directors of the subsidiary or division.

The Chairman of our Board and members of the GEC serve on the Boards of all the main Sasol businesses. The attendance of the Chairman at our main subsidiary board meetings provides an essential link between our businesses and the non-executive directors of our Board.

The Compensation Committee.   The Compensation Committee was established in 1989 and as of March 2005 comprises five members, all of whom are independent non-executive directors. As of 30 June 2005, its members were Paul Kruger (chairman), Elisabeth Bradley, Warren Clewlow, Brian Connellan and Sam Montsi. The Compensation Committee meets at least twice a year to discuss and determine the group’s remuneration policy and strategy.

The functions of the Compensation Committee are to:

•       assist the Board in exercising its function of ensuring that affordable, fair and effective compensation practices are implemented in our group;

•       determine the compensation of group management members;

•       make recommendations to the board in respect of directors’ fees and the compensation and services conditions of the executive directors, including the chief executive; and

•       provide a channel of communication between the board of directors and management on compensation matters.

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

The functions of the Nomination and Governance Committee include reviewing and making recommendations to the Board on the general corporate governance framework of the group, the composition and performance of the Board, its committees, individual directors and committee members, legal compliance and the company’s ethics policy and programs.

The Audit Committee.   The Audit Committee was established in 1988 and is an important element of the Board’s system of monitoring and control. The Audit Committee meets at least three times a year. All the members of the Audit Committee are independent non-executive directors, financially literate and have extensive Audit Committee experience. They are Brian Connellan (chairman), Warren Clewlow and Conrad Strauss. Mr. Warren Clewlow has been determined by the Board as an Audit Committee financial expert within the meaning of the Sarbanes-Oxley Act.

The Audit Committee has been established primarily to assist the board in overseeing:

•       the quality and integrity of the company’s financial statements and public disclosures in respect thereof;

•       the scope and effectiveness of the external audit function;

•       the effectiveness of the company’s internal controls and internal audit function.

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

The Audit Committee meets regularly with the group’s external and internal auditors and managers to consider risk assessment and management, to review the audit plans of the external auditors, and to review accounting, auditing, financial reporting, corporate governance and compliance matters. The Audit Committee approves the external auditors’ engagement letter on the terms, nature and scope of the audit function and the audit fee. The internal audit charter, internal audit plan and internal audit conclusions are similarly reviewed and approved by the Audit Committee. Interim and annual results of the group and trading statements of the company are reviewed by the Audit Committee before publication. The Audit Committee usually makes recommendations and refers matters for information or approval to the Board.

Both the Audit Committee and the board are satisfied that there is adequate segregation between the external and internal audit functions and that the independence of the internal and external auditors is not in any way impaired or compromised.

The Risk and Safety, Health and Environment Committee.   The Risk and SHE Committee was formed during 2002. It is comprised of two executive and five non-executive directors, Sam Montsi (chairman), Brian Connellan, Pieter Cox, Pat Davies, Paul Kruger, Imogen Mkhize and Trevor Munday. The committee meets at least twice a year. The functions of the committee include reviewing and assessing the integrity of our risk management process including effective management of risk policies and strategies in respect of safety, health and environmental matters.

The GEC.   Our Board has delegated a wide range of matters relating to the management of our group to the GEC, including financial, strategic, operational, governance, risk and functional issues. Its focus is on the formulation of our group strategy and policy and the alignment of group initiatives and activities. The GEC meets weekly and reports directly to our Board.

For the members of the GEC see “Item 6.A—Directors and Senior Management”.

During the year the GEC’s functioning was supported by two of its subcommittees, the Southern African Executive Committee and the International Executive Committee, each of which focused on issues relating to the management of our Southern African and international businesses, respectively. The meetings of both the Southern African Executive Committee and the International Executive Committee were deemed meetings of our GEC, with regard to the powers delegated to the GEC by our Board.

The Southern African Executive Committee.   The GEC met monthly with managing directors and senior functional managers of our Southern African businesses to discuss material issues pertaining to our businesses in Southern Africa as well as regional issues. Among the issues addressed were material business matters, government relations, legal and regulatory issues, empowerment of historically disadvantaged South Africans, employment equity, HIV/AIDS, socio-economic trends and indicators, and social responsibility.

The Southern African Executive Committee consisted of the members of the GEC and managing directors of our Southern African businesses, including Sasol Polymers, Sasol LFB, Sasol Synfuels, Sasol Infrachem, Sasol Technology, Sasol Mining and Sasol Nitro, as well as senior executives of group functions.

The International Executive Committee.   The GEC also met monthly with managing directors and senior functional managers of our businesses outside South Africa. The focus of the International Executive Committee was on the general business and strategic issues of our international businesses and joint ventures and the performance of those businesses. It also focused on regional issues such as the general business climate, market trends and indicators, legal and regulatory matters, human resources and social responsibility.

In addition to GEC members, the International Executive Committee comprised representatives of Sasol Chevron, Sasol Solvents, Sasol Olefins and Surfactants, Sasol Wax and other non-South African managers.

As of 17 August 2005 the Southern African Executive Committee and the International Executive Committee were replaced by a Committee of Managing directors of our most significant businesses.

Internal control and risk management

Internal Controls.   Our directors are ultimately responsible for our company’s system of internal control, which is designed to provide reasonable assurance against material misstatement as a result of fraud. The group maintains systems of internal financial controls that are designed to provide assurance regarding the maintenance of proper accounting records and the reliability of financial information used within the group and for publication. These systems contain self-monitoring mechanisms and controls, and actions are taken to correct deficiencies as they are identified. The internal control systems include:

•       a documented organizational structure and reasonable division of responsibility;

•       established policies and procedures which are communicated throughout the group, including a code of conduct to foster a strong ethical climate; and

•       established mechanisms and systems to ensure compliance.

As required by the SEC rules, the general disclosure controls and procedures of our company have been formalized and are assessed periodically by management and our Board for effectiveness. We are also far advanced with a project to ensure compliance with the requirements of Section 404 of the Sarbanes-Oxley Act. For more information on disclosure controls and internal controls over financial reporting see “Item 15.—Controls and Procedures”.

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

•       the safeguarding of assets; and

•       the effective and efficient use of the company’s resources.

Audit plans are based on an assessment of risk areas, as well as on issues highlighted by the Audit Committee and management. Audit plans are updated as appropriate to ensure that they are responsive to changes in the business. Comprehensive findings reports are presented to the Risk and SHE Committee and the Audit Committee at each of their scheduled meetings.

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

The establishment of a more formalized enterprise-wide risk management process was initiated during the 2002 year with the following principal objectives:

•       providing the Board with assurance that significant business risks are systematically identified, assessed and reduced to acceptable levels in order to achieve an optimal risk-reward profile;

•       making risk identification and risk management an integral part of the daily activities of everyone in the organization.

Substantial progress has been made to date in achieving the above objectives. There are still certain components of the process which need to be further developed and embedded and programs are in place to address these.

Sasol’s enterprise-wide risk management process is guided by the following key principles:

•       a clear assignment of responsibilities and accountabilities;

•       the use of a single enterprise-wide risk management framework and process;

•       independent review of the effectiveness of the process; and

•       the context of risk management activities is the achievement of business plans and strategic objectives.

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

Disaster recovery plans are continually reviewed for critical information management systems that could have a material impact on the group’s continuing operations. Certain of these plans are subject to regular testing and, in other cases, are subjected to ongoing tests to ensure their robustness and reliability.

For more information on the main risks facing our group see “Item 3.D—Risk Factors”.

Sustainability Reporting.   We currently report on all aspects of the group’s social, transformational, ethical, safety, health and environmental policies and practices to the Board and, from time to time, to the group’s stakeholders. A comprehensive sustainability report is published annually and is available on our website (www.sasol.com).

6.D   Employees

We have developed and implemented five values group-wide in order to support our vision, culture and strategic goals. During 2005 a sixth value, in support of our drive towards improved safety, was added.

The six Sasol values; customer focus, winning with people, safety, excellence in all we do, continuous improvement and integrity; have been rolled out to all of our employees. We will continue to focus to fully integrate behavior in accordance with our values in our performance management system.

Workforce Composition(1)

Region	2005	2004	2003
South Africa	24,737	24,888	25,076
Europe	3,753	4,438	4,448
North America	767	841	780
Other	747	743	846
Total	30,004	30,910	31,150

(1)           Includes the workforce of our incorporated joint ventures accounted for under the equity method for US GAAP.

Developing our workforce.   Our vision of being a respected global enterprise and the rapid growth in many regions of the world necessitated the development of a comprehensive world-class talent management system. This initiative comprises four focus areas, namely, performance management, succession management, manpower planning and leadership development. These actions significantly accelerated the development of key role players, planning of resources for new ventures and optimal staffing of current businesses.

A special project to attract and retain key talent for the organization against the challenge of an ever increasing scarcity of certain jobs is starting to deliver positive results.

Using the work of Steven Drotter, Sasol also developed a leadership pipeline for the group to facilitate career planning, focused development and clear performance objectives for each level of leadership. All our current leadership programs at business schools are in the process of being revamped to reflect the redefined requirements for current and future leaders in order to meet the challenges of the future Sasol strategy.

All Sasol businesses have developed a ten year people plan reflecting needs, excesses and problem areas. This has been “rolled-up” to reflect a Sasol group picture. This enabled Sasol to have a better understanding of its risk areas and facilitated a more focused approach to action plans to remedy the challenge.

In South Africa, we sponsor a significant number of bursaries for undergraduate and post graduate students. The majority of students are studying engineering, with a smaller percentage in the sciences and related technological disciplines at various universities around the country on a full-time basis.

Approximately 77% of our current bursaries have been allocated, in keeping with our commitment to promoting workplace diversity and progressing employment equity, to people from the designated groups. Under South Africa’s Employment Equity Act No. 55 of 1998 (“Employment Equity Act”), designated groups include Black people (Africans, Coloreds and Indians), women and people with disabilities.

We recognize and believe that the young South African democracy and a thriving corporate environment can only be sustained by a growing economy underpinned by a vibrant and diverse business leadership. In response to this challenge, we are now at the fourth intake of employees participating in our Accelerated Leadership Development Program (“ALDP”). The experience gained from the launch of the program (in 2001-2002) has confirmed the need for and our commitment to business leadership development. Currently twenty two high potential, professionally qualified, and historically disadvantaged South Africans from different disciplines are being developed through the ALDP. This program is primarily designed to equip and expose the participants to our specific business expertise, and also focuses on the industry and global business challenges faced by us.

The Employment Equity Act prescribes equity and democracy in the work place, facilitating the employment of previously disadvantaged persons at all job levels and in all job categories. As at 30 June 2005 we have 39.4% of group leadership and professional positions being held by historically disadvantaged persons which stands us in good stead of achieving our set target of 40% by the end of the 2005 calendar year.

Worker participation and relations with unions.   Building onto the efforts to maintain and enhance relationships with all representative unions in our company, we have again achieved a strike-free settlement in this year’s annual negotiations against a backdrop of wage strikes in almost all other major industries in South Africa. Much of this can be attributed to the sound relationships and problem solving atmosphere that exists between the parties. Regular communication and sharing of business results and challenges with unions contributed towards an understanding of the various Sasol challenges.

Sasol remains a highly unionized environment in the technical, artisan and general workers categories. The use of union management forums and regular break-away conferences by the leadership of both groups facilitate transparency and sound relations.

All representative unions are represented on our Medical Scheme and Pension fund Boards. Many senior company employees also serve on the Boards of union funds. Sasol plays a leading role in the Bargaining Council for the petrochemical industry in South Africa.

The HIV/AIDS Challenge.   In recognizing the HIV/AIDS pandemic in Sub-Saharan Africa, Sasol in September 2002, launched a major initiative to address the threat of this disease in the group. The initiative named SHARP was launched at an initial committed cost of R13 million. The SHARP strategy focused on:

•       reducing the rate of infection through education

•       extending the quality of life of infected employees through the provision of managed healthcare and anti-retroviral treatment

•       assessing the real impact of the epidemic and planning for the challenges within each business.

We launched an initiative of voluntary testing and counseling amongst all levels of employees with the full support and participation of senior management and the union leadership overcoming some previous reservations about testing for HIV/AIDS in South Africa. We are very pleased to report an 82% voluntary testing uptake amongst all levels of the organization which presented only a 7% HIV positive result for Sasol. This is significantly lower than previous actuarial projections calculated without testing.

This initiative is now linked to a “wellness” drive in Sasol whereby testing for cholesterol, hypertension, blood glucose and body mass index is also made available to employees at no cost. Healthy eating and stop smoking campaigns and stress management are also presented at these wellness days. The participation and enthusiasm experienced at these days reflect an encouraging trend amongst employees.

6.E   Share Ownership

Shareholdings of directors and officers.   The following table presents the beneficial shareholdings of our directors as of 30 September 2005:

Beneficial Shareholding	30 September 2005
Executive directors
P V Cox	59,772
L P A Davies	194
T S Munday	—
Non-executive directors
P du P Kruger	231,700
E le R Bradley	298,000
W A M Clewlow	13,195
B P Connellan	10,500
V N Fakude	—
M S V Gantsho	—
A Jain	—
I N Mkhize	—
S Montsi	25,000
J E Schrempp	—
C B Strauss	40,100
Total	678,461
Group Executive Committee(1)	47,625

(1)           Excluding the executive directors disclosed separately in the table.

Share ownership of senior managers under the JSE Listings Requirements.   Each of our directors and senior managers named under Item 6.B—Compensation beneficially own less than 1% of the outstanding share capital of the company. We are not required to disclose share ownership of individual senior managers in the share capital of the company.

Our Share Incentive Scheme.   We have implemented our Share Incentive Scheme, the objective of which is to retain and reward our key employees, including executive directors. Non-executive directors received a once-off allocation of share options in 2000. The non-executive directors at the time were granted 25,000 shares each, 12,500 vesting after two years and 12,500 vesting after four years from the date of the grant. This scheme is offered to approximately 1,200 of our most senior employees and includes an option to buy our shares at a price equal to their closing price on the most recent trading day on the JSE prior to the grant date. The value of the shares offered to each employee is based on a multiple of the employee’s total cash remuneration and occupation level. Should an employee accept the offer, he will be entitled to take up a maximum of one-third of the shares after two years, two-thirds of the shares after four years and the full allocation after six years from acceptance. A share option shall lapse, if, among other reasons:

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

The following table provides the number of share options granted to our executive and non-executive directors, and GEC through our Share Incentive Scheme:

Share Options Granted

	Balance at 30 June 2004	On 9 September 2004	On 8 July 2005		Average offer price per share(3)	Share options exercised(1)	Resignations	Balance at 30 September 2005
	(Number of share options)				(Rand)	(Number of share options)
Executive directors
P V Cox	561,400	84,200	—		111.20	(167,400)	—	478,200
L P A Davies	295,400	39,700	390,000		185.67	(48,500)	—	676,600
T S Munday	266,100	36,200	280,000		183.86	(54,400)	—	527,900
Non-executive directors
P du P Kruger	12,500	—	—		—	(12,500)	—	—
E le R Bradley	12,500	—	—		—	(12,500)	—	—
W A M Clewlow	25,000	—	—		—	—	—	25,000
B P Connellan	25,000	—	—		—	(25,000)	—	—
J H Fourie(2)	177,900	—	—		—	(139,200)	(38,700)	—
S Montsi	25,000	—	—		—	(25,000)	—	—
J E Schrempp	25,000	—	—		—	(25,000)	—	—
C B Strauss	25,000	—	—		—	(25,000)	—	—
Total	1,450,800	160,100	670,000			(509,500)	(38,700)	1,732,700
Group Executive Committee(4)	689,300	86,600	136,200	(5)	176.49	(232,400)	—	679,700

(1)    Exercise in the context of this table means the implementation of the share option.

(2)           Resigned as a director with effect from 1 January 2005. The options indicated were granted to Mr J H Fourie when he was still an executive director.

(3)           The average offer price per share relates to share options granted up to 15 September 2005.

(4)           Excluding the executive directors disclosed separately in the table.

(5)           Share options were granted to the GEC on 15 September 2005.

This table presents information regarding share options exercised during the period 1 July 2004 to 30 September 2005:

Gain on Exercise(1) of Share Options

	Exercise dates	Share options exercised	Average option price per share	Average market price(2)	Total gain 2005(3)
		(Number of share options)	(Rand)		(Rand in thousands)
Executive Directors
P V Cox		71,400			6,430
	5 November 2004	40,400	25.10	122.65	3,941
	5 November 2004	31,000	42.30	122.60	2,489
L P A Davies		30,800			2,717
	3 November 2004	17,200	25.10	121.17	1,652
	3 November 2004	13,600	42.30	120.58	1,065
T S Munday	29 March 2005	26,200	50.90	143.00	2,413
Non-executive directors
P du P Kruger	10 March 2005	12,500	53.80	147.10	1,166
E le R Bradley	29 November 2004	12,500	53.80	115.10	766
B P Connellan	7 April 2005	25,000	53.80	159.38	2,640
J H Fourie		139,200			12,618
	22 December 2004	29,300	25.10	118.50	2,737
	17 March 2005	26,500	42.30	154.50	2,973
	17 March 2005	31,500	54.00	154.50	3,166
	13 April 2005	51,900	78.70	150.80	3,742
J E Schrempp	29 November 2004	25,000	53.80	113.98	1,505
C B Strauss	10 March 2005	25,000	53.80	147.10	2,333
Total		367,600			32,588
Group Executive Committee(4)		158,100			14,120

(1)           Exercise in the context of this table means the implementation of the share option.

(2)           Average market price per share on the date of the exercise of the option.

(3)           Subsequent to 30 June 2005 141,900 share options were exercised by our executive directors resulting in a gain of R20.9 million, 25,000 share options were exercised by our non-executive directors resulting in a gain of R4.4 million and 74,300 share options were exercised by members of the GEC resulting in a gain of R11.3 million.

(4)           Excluding the executive directors disclosed separately in the table.

The options outstanding as of 30 September 2005 vest during the following periods:

Share Options Outstanding

Vesting period	Vested as of 30 June 2005	Within 1 year	1 to 2 years	2 to 5 years	More than 5 years	Total
Executive directors
P V Cox	112,200	183,100	70,000	112,900	—	478,200
L P A Davies	112,000	92,600	160,700	181,300	130,000	676,600
T S Munday	94,200	84,300	117,300	138,700	93,400	527,900
Non-executive directors
W A M Clewlow	25,000	—	—	—	—	25,000
Total	343,400	360,000	348,000	432,900	223,400	1,707,700
Group Executive Committee(1)	142,200	217,800	113,800	160,700	45,200	679,700

(1)           Excluding the executive directors disclosed separately in the table.

ITEM 7.                MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A   Major Shareholders

As of 30 June 2005 the issued share capital of Sasol Limited consisted of 676,877,125 ordinary shares including treasury shares of 60,111,477 with no par value. See “Item 10.A—Share Capital”. To the best of our knowledge, Sasol Limited is not directly or indirectly owned or controlled by another corporation or the government of South Africa or any other government. Our management believes that no single person or entity holds a controlling interest in our share capital.

In accordance with the requirements of the Companies Act of South Africa, the following beneficial shareholdings exceeding 5% in the aggregate were disclosed or established from inquiries as of 25 August 2005:

	Number of shares	% of shares
Public Investment Corporation Limited	94,158,063	13.9
Sasol Investment Company (Pty) Limited(1)	60,111,477	8.9
Industrial Development Corporation of South Africa	53,266,887	7.9

(1)    A wholly owned subsidiary of Sasol Limited. As a result of our share repurchase program, Sasol Investment Company (Pty) Limited holds the shares as treasury stock on which no dividends are paid outside the group and no voting rights are exercised.

Furthermore the directors have ascertained that some of the shares registered in the names of the nominee holders are managed by various fund managers and that, as at 30 June 2005, the following funds managers were responsible for managing 2% or more of the share capital of Sasol Limited.

	Number of shares	% of shares
PIC Equities(1)	68,309,052	10.1
Old Mutual Asset Managers	58,658,024	8.7
Allan Gray Investment Council	55,362,899	8.2
Capital International Inc	34,043,457	5.0
Stanlib Asset Management	22,183,800	3.3
Investec Asset Management	18,228,870	2.7
Sanlam Investment Management	12,991,807	2.0

(1)    The Public Investment Corporation Limited is the beneficial owner of the shares held by PIC Equities and this nominee shareholding is included in the 93,958,063 shares held by the Public Investment Corporation Limited as included in the table of shareholders who have a beneficial shareholding in excess of 5%.

The voting rights of major shareholders do not differ from the voting rights of other shareholders.

As of 25 August 2005, 37,451,991 shares, or approximately 5.5% of our share capital, were held in the form of ADRs. On the same date, 386 record holders in the United States held approximately 20% of our issued share capital in the form of either shares or ADRs.

7.B   Related Party Transactions

There have been no material transactions during the most recent three years, other than as described below, nor are there proposed to be any material transactions at present to which we or any of our subsidiaries are or were a party and in which any executive or independent director, or 10% shareholder, or any relative or spouse thereof or any relative of such spouse, who shared a home with this person, or who is a director or executive officer of any parent or subsidiary of ours, had or is to have a direct or indirect material interest. Furthermore, during our three most recent years, there has been no and at

30 June 2005, there was no outstanding indebtedness to us or any of our subsidiaries owed by any of our executive or independent directors or any associate thereof.

During the year group companies, in the ordinary course of business, entered into various purchases and sale transactions with associates, joint ventures and certain other related parties. The effect of these transactions is included in the financial performance and results of the group. Terms and conditions are determined on an arm’s length basis.

Material related party transactions were as follows:

	30 June 2005	30 June 2004	30 June 203
	(Rand in millions)
Sales and services rendered to related parties
—Third parties	204	60	—
—Joint Ventures	1,067	419	66
—Associates	379	453	1,844
Total	1,650	932	1,910
Purchases from related parties
—Third parties	282	266	92
—Joint Ventures	240	137	42
—Associates	530	752	39
Total	1,052	1,155	173

Amounts due to and from related parties are disclosed in the respective notes to the financial statements for the respective balance sheet line items. See “Item 18—Financial Statements”.

7.C   Interests of Experts and Counsel

Not applicable.

ITEM 8.                FINANCIAL INFORMATION

8.A   Consolidated Statements and Other Financial Information

See “Item—18. Financial Statements” for a list of our financial statements, related notes and other financial information filed with this annual report on Form 20-F.

Our total export and foreign sales, being sales exported from South Africa or made outside South Africa in 2005 amounted to R33.1 billion, representing 49% of our total group turnover, compared to R30.1 billion or 51% and R32.4 billion or 51% in 2004 and 2003 respectively.

Our dividend distribution policy is to distribute increased dividends on a regular basis, to the extent permitted by our earnings. In particular, we intend to distribute dividends, provided our annual attributable earnings represent a range of 2.5 to 3.5 times the amount distributed in the form of dividends. The average rate of earnings to dividend distributions in the past five years was approximately 3 times. We distribute dividends twice a year. On the declaration of a dividend, the company includes the 12.5% secondary tax on companies on this dividend in its computation of the income tax expense for that period.

For information regarding our legal proceedings see “Item 4.B—Business Overview—Legal Proceedings”.

8.B   Significant Changes

The following developments have occurred subsequent to 30 June 2005:

In May 2005, the South African Competition Commission conditionally recommended the approval of the proposed joint venture between Sasol’s and Petronas’ liquid fuels businesses, to be called Uhambo Oil, to the Competition Tribunal. Public hearings commenced in October 2005 where after the Competition Tribunal will give its ruling. Approval of the transaction by the European Commission was granted in February 2005.

The governments of South Africa and Mozambique have the option collectively to acquire 50% of the shares in Rompco which was a wholly owned Sasol subsidiary at 30 June 2005, at a price to be determined by means of a formula at the date they exercise the option. On 1 July 2005, a 25% interest in Rompco was sold to iGas (Pty) Limited (owned by the South African Government) for R609 million realizing a profit in terms of IFRS of R189 million.

Sasol announced in August 2005 that it is considering the divestment from its Olefins and Surfactants business including its Safol plant but excluding its comonomers activities in South Africa. In 2003, Sasol determined that it would continue to grow its chemical businesses conditional upon projects leveraging its technology or securing integrated and highly cost-competitive feedstock positions. The Olefins and Surfactants business is only partially integrated upstream into feedstock and has not adequately provided the integration benefits which Sasol requires. The potential divestment is subject to an acceptable price being obtained.

Sasol announced on 22 September 2005 that Tshwarisano, its Broad-based BEE partner, would acquire a 12.5% interest in Uhambo Oil Limited for an amount of R1.45 billion. As noted above the Uhambo Oil transaction is subject to Competition Tribunal approval. Through Sasol Financing (Pty) Limited and jointly with JP Morgan and Nedbank, Sasol will arrange and structure the senior-debt financing required by Tshwarisano amounting to approximately R1.1 billion. We will provide guarantees for this debt to the participating banks. Additionally we will bear the advising, arranging and structuring fees and waive the guarantee fees which would normally be charged to the beneficiaries. In addition, Sasol is contributing R45 million to two trusts, aimed at empowering the severely underprivileged, as well as Uhambo Oil staff and their families. Sasol has also not requested Tshwarisano to pay for its share of the synergies that are expected to arise in Uhambo Oil, which constitutes a discount from full fair value amounting to about R200 million. If, for any reason, the Competition Tribunal does not rule in favor of the merger, then Tshwarisano will become a 25% shareholder in Sasol LFB rather than a 12.5% shareholder in Uhambo Oil.

Sasol’s Lake Charles Chemical Complex located in the United States suffered some damage due to Hurricane Rita which made landfall on 24 September 2005. The extent of the damages to our facilities is currently being assessed. It is expected that normal production at the entire complex will commence before the end of October 2005 and at which time it is expected that electrical power will also be restored to the homes of our employees in the affected areas. Physical damage to our facilities will be claimed against our insurance (subject to a deductible of US$2 million) and it is anticipated that loss of profits will be claimed if the plant is out of production for a period exceeding 45 days.

ITEM 9.                THE OFFER AND LISTING

9.A   Offer and Listing Details

The following table sets forth, for the years indicated, the reported high and low quoted prices for the ordinary shares on the JSE and of our ADRs on the NYSE from 9 April 2003 and of the ADRs on the NASDAQ prior to the delisting of our ADRs on 8 April 2003 from NASDAQ.

	Shares (Price per share in rand)		ADRs (Price per ADR in US$)
Period	High	Low	High	Low
2001	81.00	43.20	9.99	5.97
2002	135.20	62.50	12.00	7.95
2003	121.55	75.50	12.78	8.34
2004	111.50	75.10	16.50	10.40
First quarter	91.65	75.10	12.43	10.40
Second quarter	97.20	79.70	14.96	11.80
Third quarter	111.50	94.10	15.94	14.31
Fourth quarter	108.39	90.50	16.50	13.64
2005	192.12	66.23	28.96	15.61
First quarter	125.90	66.23	19.40	15.61
Second quarter	131.50	107.40	22.00	18.70
Third quarter	155.00	116.50	26.10	19.95
Fourth quarter	192.12	138.95	28.96	22.55
April	163.40	138.95	26.55	22.55
May	171.50	143.00	25.75	23.08
June	192.12	167.00	28.96	24.42
July	206.40	180.00	31.10	26.99
August	220.50	196.30	34.43	30.54
September	248.00	213.50	38.99	33.92

9.B   Plan of Distribution

Not applicable.

9.C   Markets

The principal trading market for our shares is currently the JSE. Our American Depositary Shares, or ADSs, have been listed on the New York Stock Exchange since 9 April 2003, each representing one common ordinary share of no par value, under the symbol “SSL”. The Bank of New York is acting as the Depositary for our ADSs and issues our ADRs in respect of our ADSs.

9.D   Selling Shareholders

Not applicable.

9.E   Dilution

Not applicable.

9.F   Expenses of the Issue

Not applicable.

ITEM 10.         ADDITIONAL INFORMATION

10.A   Share Capital

Not applicable.

10.B   Memorandum and Articles of Association

Sasol Limited is incorporated in South Africa as a public company under the South African Companies Act of 1973 as amended and is registered with the South African Registrar of Companies under registration number 1979/003231/06. Our corporate seat is in Johannesburg, South Africa. According to our Memorandum, our company’s main business includes, among other things, to act as an investment holding company, an investment company and a management company and, whether on its own and/or in collaboration with other agencies:

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

•       to convert, process and beneficiate any product with or without the addition of other products in any other way whatsoever; and

•       to market these products.

Our Board of Directors

Appointment, retirement and re-election of directors.   Our directors are elected by our shareholders at the annual general meeting. The Board of Directors may appoint any person qualifying as a director in terms of the Companies Act, either to fill a vacancy or as an addition to the Board, provided that the total number of directors does not at any time exceed the maximum of 15 directors. Directors appointed by the Board in this manner are required to retire at the next annual general meeting following their appointment, but are eligible for re-election. There is no requirement in our Articles of Association that directors must hold qualifying shares. If the number of persons nominated as directors does not exceed the number of vacancies available, then the nominated directors are deemed to have been duly elected.

At the annual general meeting of the company, one-third of the serving directors shall retire or if the total number of serving directors who shall retire does not constitute a multiple of three, the number of directors who shall retire shall be the number, adjusted upwards, that is the closest to one-third.

A director who has been appointed for the first time at an annual general meeting or by the Board of Directors after 27 October 1997, shall retire 5 years after his initial appointment. Directors who have retired in this manner are eligible for automatic re-election by the shareholders, if they have been nominated for re-appointment after retirement by either the Board or the shareholders.

Any director reaching 70 years of age shall retire at the end of that year, provided that, subject to the Articles of Association, the Board may, by unanimous resolution on a year-to-year basis, extend a director’s term of office until the end of the year in which the director turns 73.

Remuneration.   In accordance with our Articles of Association, the Board of Directors has the authority to determine directors’ remuneration and have delegated this authority to the Compensation Committee. The South African Code furthermore requires that proposed fees as recommended by the Board should be submitted to the shareholders in general meeting for approval prior to implementation and payment. The Companies Act prohibits loans or any form of credit or guarantee to be provided by us to any member of our Board. Our Compensation Committee determines the Group’s human resources policy and the remuneration of directors and senior management. See “Item 6.C Board Practices—Board committees—The Compensation Committee”.

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

Managing Director.   Under our Articles, the directors may appoint one or more of their number to the office of managing director or managing directors, or may appoint employees of the company in any other capacity, and may remove or dismiss them from office and appoint others in their place. Such an appointment is made by an independent quorum of directors and for a period not exceeding 5 years per appointment.

Disclosure of interests in shares

The Companies Act requires disclosure of beneficial ownership interests in a company’s securities. Pursuant to Section 140A of the Companies Act, where the securities of an issuer are registered in the name of a person and that person is not the holder of the beneficial interest in all of the securities held by the registered shareholder, the registered shareholder is obliged, at the end of every three-month period, to disclose to the issuer the identity of each person on whose behalf the registered holder holds securities and the number and class of securities issued by that issuer held on behalf of each such person. Moreover, the issuer of securities may, by notice in writing, require a person who is a registered shareholder and whom the issuer knows, or has reasonable cause to believe, to have a beneficial interest in a security issued by the issuer, to confirm or deny whether it holds that beneficial interest and, if the security is held for another person, to disclose the identity of the person on whose behalf a security is held.

The addressee of the notice will also be required to give particulars of the extent of the beneficial interest held during the 3 years preceding the date of the notice. All issuers of securities are obliged to establish and maintain a register of disclosures of interests in their securities as described above and to publish in their IFRS annual financial statements a list of the persons who hold beneficial interests equal to or in excess of 5% of the total number of securities of that class issued by the issuer, together with the extent of those beneficial interests.

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

Dividends may be declared, either free of, or subject to, the deduction of any income tax and any other tax or duty which may be chargeable. Dividends are declared payable to shareholders registered at a date subsequent to the date of the declaration of the dividend as determined by the rules of the JSE. The dates applicable to the dividend payment are determined in accordance with the JSE listing requirements.

Dividends which remain unclaimed after a period of 12 years may be declared forfeit by the Board and revert to our company. All unclaimed dividends may be invested or otherwise utilized by the directors for the benefit of the company until claimed.

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

It is our policy to declare dividends in rand and the Board may at the time of declaring a dividend make such regulations, as they may deem appropriate with regard to the payment in any currency and the rate of exchange, subject to the approval of the SARB. For further information on our dividend policy, see “Item 8.A Consolidated Statements and Other Financial Information”.

Holders of ADRs on the relevant record date will be entitled to receive any dividends payable in respect of the shares underlying the ADRs, subject to the terms of the Deposit Agreement. Cash dividends will be paid by the Depositary to holders of ADRs in accordance with the Deposit Agreement.

Voting rights.   Every shareholder, or representative of a shareholder, who is present at a shareholders’ meeting has one vote on a show of hands, regardless of the number of shares he holds or represents, unless a poll is demanded. On a poll, a shareholder is entitled to one vote per ordinary share held.

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

General meeting of shareholders

In accordance with our Articles, our annual general meeting is required to be held each year within 6 months from the end of each year, and within 15 months after the date of our last preceding annual general meeting.

Notices.   We are required by law and our Articles to provide for at least 21 days notice for any annual general meeting and any meeting at which special resolutions are proposed, and at least 14 days notice for all other meetings. Meetings of shareholders may be attended by shareholders on record in our share register or by their proxies who need not be registered shareholders. Annual general meetings shall be described as such in the notice convening the meeting. All other meetings shall be called general meetings and shall also be described as such in the respective notice.

Notice under our Articles of Association must be in writing and must be given or served on any shareholder, either by delivery or by post, properly addressed, to a shareholder at his or her address shown in the register of shareholders. Any notice to shareholders must simultaneously be communicated to the JSE.

We are required, upon request by at least 100 shareholders or shareholders holding not less that 5% of our total share capital, to give notice to our shareholders of any resolution that may be duly proposed and any resolution intended to be proposed at a general meeting or annual general meeting.

Attendance at meetings.   Beneficial shareholders whose shares are not registered in their own name, or beneficial owners who have dematerialized their shares, are required to contact the registered shareholder or their Central Securities Depository Participant (“CSDP”) as the case may be, for assistance to attend and vote at meetings.

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

Unissued shares placed under the control of directors.   Subject to the provisions of the Companies Act and the listing requirements of the JSE, we may, in a general meeting, place the balance of the ordinary shares not allotted under the control of the directors with general authorization to allot, and issue such shares at such prices and upon such terms and conditions as they deem fit, provided that no such issue of such shares will be made which could effectively transfer the control of the company without prior approval of the shareholders in a general meeting.

Trading in our own shares

We may resolve by special resolution to repurchase any of our issued shares in accordance with the provisions of the company laws of South Africa and any other applicable rule of the law or regulation. Such resolution may grant a general approval or a specific approval for a particular acquisition.

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

The JSE Listings Requirements provide that a company may only conduct a specific repurchase subject to the following conditions, among others:

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

In accordance with the JSE listing requirements, the repurchase by a company of its own shares may not exceed 20% of the company’s issued share capital of that class in any one year. Companies may only conduct a general repurchase of their securities on the JSE and the repurchase price may not be greater than 10% above the weighted average of the market value for the securities for the five business days immediately preceding the date on which the transaction was effected.

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

Form and transfer of shares

In accordance with the Share Transactions Totally Electronic (“STRATE”) settlement system of the JSE, Sasol ordinary shares were dematerialized as of 19 November 2001. STRATE introduced the dematerialization of share certificates in a central securities depository and contractual rolling and electronic settlement. Shares traded electronically in the STRATE are settled five days after trade.

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

The Government has from time to time stated their intention to relax South Africa’s exchange control regulations when economic conditions permit such action. In recent years, the Government has incrementally relaxed aspects of exchange control for financial institutions and individuals. In October 2004 the SARB announced further relaxation of the exchange control regulations, which include the following:

•       exchange control limits on new foreign investments by a South African corporate are abolished, although it is still required to submit an application to the SARB and comply with a number of SARB criteria; and

•       a South African corporate is allowed to retain foreign dividend income abroad without the permission of the SARB and profits earned abroad may be used abroad for any lawful purpose abroad. Any foreign dividends repatriated to South Africa after 26 October 2004 may be transferred abroad at any time for any purpose without application to SARB.

It is, however, impossible to predict with any certainty when the government will remove exchange controls in their entirety.

The comments below relate to exchange controls in force at the date of this annual report. These controls are subject to change at any time without notice.

Overseas financing and investments

Overseas debt.   We, and our South African subsidiaries, need SARB approval to receive debt from and repay debt to non-residents of the Common Monetary Area, mainly in respect of the interest rate and terms of repayment applicable to loans. Repayment of principal and interest on these loans is usually approved and is limited to the amount borrowed and a market related rate of interest.

Funds raised outside the Common Monetary Area by our non-South African subsidiaries are not restricted under South African exchange control regulations and can be used for overseas investment, subject to any conditions imposed by the SARB in connection with such overseas investment. We, and our South African subsidiaries, would, however, require SARB approval in order to provide guarantees for the obligations of any of our subsidiaries with regard to funds obtained from non-residents of the Common Monetary Area.

Debt raised outside the Common Monetary Area by our non-South African subsidiaries must be repaid or serviced by those foreign subsidiaries. Without SARB approval, we cannot use cash we earn in South Africa to repay or service such foreign debts. In terms of the recent amendments to the exchange control regulations set out above, we are permitted to use foreign dividend income to finance the operations of another foreign subsidiary without specific SARB approval.

Raising capital overseas.   A listing by a South African company on any stock exchange other than the JSE in connection with raising capital requires permission from the SARB. If a foreign listing were to result in a South African company being redomiciled, it would also need the approval of the Minister of Finance.

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

Overseas investments.   Under current exchange control regulations, we, and our South African subsidiaries, can invest overseas only if the investment meets certain criteria including one of national interest, as determined by the SARB. In accordance with the latest amendments to the South African exchange control regulations there is no limitation placed on us with regard to the amount of funds that we can transfer from South Africa for the purchase of shares in offshore entities or for the purchase of foreign assets subject to meeting these criteria. The SARB may, however, request us to stagger the capital outflows relating to large foreign investments in order to limit the impact of such outflows on the foreign exchange market.

The SARB also requires us to provide annual financial statements of our foreign subsidiaries.

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

Transfer of shares and ADSs.   Under South African exchange control regulations, our shares and ADSs are freely transferable outside South Africa among persons who are not residents of the Common Monetary Area. Additionally, where shares are sold on the JSE on behalf of our shareholders who are not residents of the Common Monetary Area, the proceeds of such sales will be freely exchangeable into foreign currency and remittable to them. Any share certificates held by non-resident shareholders will be endorsed with the words “non-resident”. The same endorsement, however, will not be applicable to ADSs held by non-resident shareholders.

10.E   Taxation

South African Taxation

The following discussion summarizes South African tax consequences of the ownership and disposition of shares or ADSs by a US holder (as defined below). This summary is based upon current South African tax law and the convention between the government of the United States and the Republic of South Africa for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income and capital gains, signed 17 February 1997 (“the Treaty”). In addition, this summary is based in part upon representations of the Depositary, and assumes that each obligation provided for in, or otherwise contemplated by the Deposit Agreement and any related agreement, will be performed in accordance with its respective terms.

The following summary of South African tax considerations does not address the tax consequences to a US holder that is resident in South Africa for South African tax purposes or whose holding of shares or ADSs is effectively connected with a permanent establishment in South Africa through which such US holder carries on business activities or who is not the beneficial recipient of the dividends or returns or, in the case of an individual who performs independent personal services, with a fixed base situated therein or the source of the transaction is deemed to be in South Africa, or who is otherwise not entitled to full benefits under the Treaty.

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

Taxation of dividends

South Africa imposes a corporate tax known as Secondary Tax on Companies (“STC”) at the rate of 12.5% on the distribution of earnings in the form of dividends on the company declaring the dividend. STC is a recognized form of tax in terms of the Treaty, but is not a withholding tax on dividends.

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

Taxation of gains on sale or other disposition

Prior to 1 October 2001, in the absence of a capital gains tax, gains realized on the sale or other disposition of shares held by a US holder as a capital asset were not subject to taxation in South Africa. From 1 October 2001, South Africa has introduced a tax on capital gains, which only applies to South African residents and to non-residents if the sale is linked to a permanent establishment of the non-resident. The meaning of the word “resident” is different for individuals and corporations and is governed by the South African Income Tax Act of 1962 (“the Act”) and by the Treaty. In the event of conflict the Treaty would prevail. In terms of the Act and the Treaty, a US holder of shares or ADSs will not be subject to capital gains tax on the disposal of securities held as capital assets unless such securities constitute the assets linked to a permanent establishment in South Africa. In contrast, gains on the disposal of securities which are not capital in nature are usually subject to income tax. However, even in the latter case, a US holder will not be subject to income tax unless the US holder carries on business in South Africa through a permanent establishment situated therein. In such a case, this gain may be subject to tax in South Africa, but only so much as is attributable to that permanent establishment for so long as it does not constitute a share buy back resulting in the purchase price being seen to be a dividend.

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

On a subsequent registration or transfer of shares, stamp duty is generally payable for shares not sold through the JSE, the exchange conducted by JSE and uncertificated securities tax, or UST, is generally payable for on-market transactions (shares sold through the JSE in dematerialized form), each at 0.25% of the market value of the shares concerned. Stamp duty is payable in South Africa regardless of whether the transfer is executed within or outside South Africa. A transfer of a dematerialized share can only occur in South Africa.

There are certain exceptions to the payment of stamp duty where, for example, the instrument of transfer is executed outside of South Africa and registration of transfer is effected in any branch register kept by the relevant company, subject to certain provisions set forth in the South African Stamp Duties Act of 1968. Although technically under the terms of current legislation it could be interpreted that transfers of ADSs between non-residents of South Africa could attract either stamp duty or UST, such transfers have not to date attracted either stamp duty or UST. However, if securities are withdrawn from the deposit facility or the relevant deposit agreement is terminated, either stamp duty or UST will be payable on the subsequent transfer of the shares. An acquisition of shares from the Depositary in exchange for ADSs representing the relevant underlying securities will also render an investor liable to pay South African stamp duty or UST in South Africa at the same rate as stamp duty or UST on a subsequent transfer of shares, upon the registration of the investor as the holder of the applicable shares on the company’s register.

United States Federal Income Taxation

The following is a general summary of certain material US federal income tax consequences of the ownership and disposition of shares or ADSs to a US holder (as defined below) that holds its shares or ADSs as capital assets. This summary is based on US tax laws, including the Internal Revenue Code of 1986, as amended (“the Code”), Treasury regulations, rulings, judicial decisions, administrative pronouncements, South African tax laws, and the Treaty, all as currently in effect as of the date of this annual report, and all of which are subject to change or changes in interpretation, possibly with retroactive effect. In addition, this summary is based in part upon the representations of the Depositary and the assumption that each obligation in the Deposit Agreement relating to the ADSs and any related agreement will be performed in accordance with its terms.

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

As used herein, the term “US holder” means a beneficial owner of shares or ADSs that is

a)               a citizen or individual resident of the United States for US federal income tax purposes;

b)              a corporation (or other entity taxable as a corporation for US federal income tax purposes) created or organized in or under the laws of the United States or any state thereof;

c)               an estate whose income is subject to US federal income taxation regardless of its source; or

d)              a trust if a court within the United States can exercise primary supervision over the administration of the trust and one or more US persons are authorized to control all substantial decisions of the trust.

If a partnership (or other entity treated as a partnership for US federal income tax purposes) holds shares or ADSs, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. A partner in a partnership that holds shares or ADS is urged to consult its own tax advisor regarding the specific tax consequences of the ownership and disposition of the shares or ADSs.

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

Taxation of dividends

The gross amount of any distributions, including the amount of any withholding tax thereon, paid to a US holder by Sasol will be taxable as dividend income to the US holder for US federal income tax purposes, based on the US dollar value of the distribution calculated by reference to the spot rate in effect on the date the distribution is actually or constructively received by the US holder, in the case of shares, or by the Depositary, in the case of ADSs. For foreign tax credit limitation purposes, dividends paid by Sasol generally will constitute foreign source “passive income” or, for some holders, foreign source “financial services income”. Dividends paid by Sasol will not be eligible for the dividends-received deduction generally allowed to US corporations in respect of dividends received from other US corporations. At present, South Africa does not impose a withholding tax on dividends.

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

Certain US holders (including individuals) are eligible for reduced rates of US federal income tax (at a maximum rate of 15%) in respect of “qualified dividend income” received in taxable years beginning before 1 January 2009. For this purpose, qualified dividend income generally includes dividends paid by a non-US corporation if, among other things, the US holders meet certain minimum holding periods and the non-US corporation satisfies certain requirements, including that either

(i)            the shares or the ADSs with respect to which the dividend has been paid are readily tradable on an established securities market in the United States, or

(ii)        the non-US corporation is eligible for the benefits of a comprehensive US income tax treaty (such as the Treaty) which provides for the exchange of information.

Sasol currently believes that dividends paid with respect to its shares and ADSs should constitute qualified dividend income for US federal income tax purposes. The United States Treasury and Internal Revenue Service (“the IRS”) have announced their intention to promulgate rules pursuant to which holders of shares and ADSs, among others, will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividend income. Each individual US holders of shares or ADSs is urged to consult his own tax advisor regarding the availability to him of the reduced dividend tax rate in light of his own particular situation and regarding the computations of his foreign tax credit limitations with respect to any qualified dividend income paid by Sasol to him, as applicable.

The US Treasury has expressed concern that parties to whom ADSs are released may be taking actions that are inconsistent with the claiming of deductions in respect of qualified dividends by US holders of ADSs. Accordingly, the analysis of the availability of qualified dividend treatment could be affected by future actions that may be taken by the US Treasury with respect to ADSs.

Taxation of capital gains

If a US holder is a resident of the United States for purposes of the Treaty, such holder generally will not be subject to South African tax on any capital gain if it sells or exchanges its shares or ADSs. Special rules apply to individuals who are potentially residents of more than one country. Refer to “South African Taxation—Taxation of gains on sale or other disposition” above.

In general, upon a sale, exchange or other disposition of shares or ADSs, a US holder will generally recognize capital gain or loss for US federal income tax purposes in an amount equal to the difference between the US dollar value of the amount realized on the disposition and the US holder’s adjusted tax basis, determined in US dollars, in the shares or ADSs. Such gain or loss generally will be US source gain or loss, and generally will be treated as a long-term capital gain or loss if the holder’s holding period in the shares or ADSs exceeds 1 year at the time of disposition. The deductibility of capital losses is subject to significant limitations. If the US holder is an individual, any capital gain generally will be subject to US federal income tax at preferential rates if specified minimum holding periods are met.

Passive foreign investment company considerations

Sasol believes that it will not be classified as a Passive Foreign Investment Company (“PFIC”) for US federal income tax purposes for the taxable year ended 30 June 2005. US holders are advised, however, that this conclusion is a factual determination that must be made annually and thus may be subject to change. If Sasol were to be classified as a PFIC, the tax on distributions on its shares or ADSs and on any gains realized upon the disposition of its shares or ADSs may be less favourable than as described herein. Furthermore, dividends paid by a PFIC are not “qualified dividend income” and are not eligible for the reduced rates of taxation for certain dividends. US holders should consult their own tax advisors regarding the application of the PFIC rules to their ownership of the shares or ADSs.

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

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a holder’s US federal income tax liability. A holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information.

10.F   Dividends and Paying Agents

Not applicable.

10.G   Statement by Experts

Not applicable.

10.H   Documents on Display

All reports and other information that we file with the SEC may be obtained, upon written request, from the Bank of New York, as Depositary for our ADSs at its Corporate Trust office, located at 101 Barclay Street, New York, New York 10286. These reports and other information can also be inspected without charge and copied at prescribed rates at the public reference facilities maintained by the SEC in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. These reports may also be accessed via the SEC’s website at www.sec.gov. Also, certain reports and other information concerning us will be available for inspection at the offices of the New York Stock Exchange. In addition, all the statutory records of the company and its subsidiaries may be viewed at the registered address of the company in South Africa.

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

The principal market risks (i.e. the risk of losses arising from adverse movements in market rates and prices) to which we are exposed are:

•       foreign exchange rates applicable on conversion of foreign currency transactions as well as on conversion of assets and liabilities to rand;

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

The following tables present maturity analysis of our forward exchange contracts, cross currency options and cross currency swaps at 30 June 2005:

Forward Exchange Contracts

								Fair value loss at
	Expected maturity date							30 June	30 June
Rand functional currency	2006	2007	2008	2009	2010	Thereafter	Total	2005	2004
	(Rand equivalent in millions)
US$—contract amount	4,355	9	—	—	—	—	4,364	(3)	(271)
Average contractual exchange rate	6.47	—	—	—	—	—	—	—	—
Euro—contract amount	496	—	—	—	—	—	496	(14)	(154)
Average contractual exchange rate	8.33	—	—	—	—	—	—	—	—
GBP—contract amount	107	—	—	—	—	—	107	(1)	—
Average contractual exchange rate	11.86	—	—	—	—	—	—	—	—
Other currencies—contract amount	84	—	—	—	—	—	84	(1)	(11)
Total	5,042	9	—	—	—	—	5,051	(19)	(436)

Cross Currency Swaps

								Fair value gain/(loss) at
	Expected maturity date							30 June	30 June
Cross currency swaps	2006	2007	2008	2009	2010	Thereafter	Total	2005	2004
	(Rand equivalent in millions—notional amounts)
Euro to US$ swaps	5,219	—	—	—	—	—	5,219	(609)	(663)
Other	1,201	—	—	31	62	1,490	2,784	14	(14)
Average contractual exchange rate	7.32	—	—	—	—	—	—	—	—

Commodity Price Risk

We make use of derivative instruments, including commodity swaps, options and futures contracts of short duration as a means of mitigating price and timing risks on crude oil and other energy-related product purchases and sales. In effecting these transactions, the group entities concerned operate within procedures and policies designed to ensure that risks including those relating to the default of counter parties are minimized.

The hedging transactions are linked to underlying physical deals and there are no significant losses or profits on these transactions.

The following hedging instruments were in place in respect of crude oil futures and other raw materials at 30 June 2005:

								Fair value gain/(loss) at
	Expected maturity date							30 June	30 June
	2006	2007	2008	2009	2010	Thereafter	Total	2005	2004
	(Rand equivalent in millions)
Future contracts
Oil futures (US$)	260	—	—	—	—	—	260	(2)	(9)
Swaps
Crude oil (US$)	—	—	—	—	—	—	—	—	(36)
Fuel oil (US$)	70	—	—	—	—	—	70	22	6
Zero cost collar
Call options sold (US$)	2,622	—	—	—	—	—	2,622	—	—
Put options bought (US$)	1,440	—	—	—	—	—	1,440	11	—
Options sold
Call options sold (US$)	51	238	—	—	—	—	289	(2)	—
Put options sold (US$)	1,380	213	—	—	—	—	1,593	8	4

Interest Rate Risk

We monitor exposure to interest rate risk on borrowings and cash deposits on a continuous basis. At 30 June 2005, we had approximately R15.6 billion of total debt arrangements outstanding.

The following is a breakdown of our debt arrangements and a summary of fixed versus floating interest rate exposures.

Liabilities—notional	2006	2007	2008	2009	2010	Thereafter	Total
	(Rand in millions)
Fixed rate (Rand)	3,947	67	2,064	70	61	277	6,486
Average interest rate	8.5%	10.6%	10.6%	10.8%	10.6%	10.5%
Variable rate (Rand)	637	503	454	501	505	2196	4,796
Average interest rate	9.4%	9.4%	9.3%	9.3%	9.3%	9.2%
Fixed rate (US$)	7	—	—	—	—	—	7
Average interest rate	3.3%	—	—	—	—	—
Variable rate (US$)	569	—	—	—	—	390	959
Average interest rate	3.6%	—	—	—	—	3.5%
Fixed rate (euro)	65	26	18	2	2,421	1	2,533
Average interest rate	3.4%	3.4%	3.4%	3.4%	3.4%	3.5%
Variable rate (euro)	396	43	24	24	24	121	632
Average interest rate	3.3%	4.9%	5.1%	5.1%	5.1%	5.1%
Variable rate (other currencies)	—	—	146	—	—	—	146
Average interest rate	—	—	11.7%	—	—	—
Total	5,621	639	2,706	597	3,011	2,985	15,559

We enter into interest rate derivatives, particularly “interest rate swaps” to mitigate interest rate exposures and to achieve improved predictability of cash flows on a project-by-project basis.

The following interest rate derivative contracts were outstanding at 30 June 2005:

	Expected maturity date							Fair value gain/(loss) at
	2006	2007	2008	2009	2010	Thereafter	Total	30 June 2005
	(Rand equivalent, in millions—notional amounts)
Fixed to receive floating (US$)	65	136	145	307	—	—	653	10
Average pay rate	3.80	—	—	—	—	—	—	—
Fixed to receive floating (Rand)	—	—	500	—	—	—	500	(30)
Cap	—	500	—	—	—	—	500	(9)
Collar	500	—	—	—	—	—	500	(9)
Total	565	636	645	307	—	—	2,153	(38)

Our South African operations are vulnerable to adverse changes in short-term domestic interest rates, as a result of the emerging market status of the South African money markets.

At 30 June 2005, we were exposed to changes in interest rates on R5,380 million. A change in interest rates of 100 basis points per annum would therefore have an effect of R53.8 million on our incurred interest expense.

ITEM 12.         DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.         DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.         MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.         CONTROLS AND PROCEDURES

(a)   Disclosure Controls and Procedures

The Company’s Chief Executive and Chief Financial Officer (the “Officers”), based on the evaluation of the effectiveness of the Group’s disclosure controls and procedures (required by paragraph (b) of 17 CFR 240.13a-15) as of the end of the period covered by this annual report on Form 20-F, have concluded that, as of such date, the Company’s disclosure controls and procedures were effective.

(b)   Not applicable.

(c)   Not applicable.

(d)   Changes in internal control over financial reporting.

There were no significant changes in the Group’s internal controls over financial reporting that occurred in the year ended 30 June 2005 that have materially affected, or are reasonably likely to affect, the Group’s internal control over financial reporting.

ITEM 16.

Item 16A.         Audit Committee Financial Expert

Mr. Warren Clewlow, an independent member of the audit committee, has been determined by our board to be an audit committee financial expert within the meaning of the Sarbanes-Oxley Act, in accordance with the Rules of the NYSE and the SEC.

Item 16B.        Code of Ethics

Our code of ethics consists of four fundamental ethical principles—responsibility, honesty, fairness and respect—and 15 ethical standards. These cover such issues as bribery and corruption, fraud, insider trading, human rights and discrimination and include a commitment to conducting our business with due regard to the interests of all our stakeholders and the environment. The code embodies the highest standards of compliance with all applicable laws and regulations. An ethics forum has been established to monitor and report on ethics, best practice and compliance requirements, and to recommend amendments to the code as required. Employee performance against our values, which incorporate the code of ethics, is assessed as part of our performance appraisal system. Any amendment or waiver of the code as it relates to our chief executive or chief financial officer will be posted on our website within five business days following such amendment or waiver. No such amendments or waivers are anticipated.

The principles contained in the code have been communicated throughout the group and are available on our internet website. Our website address is www.sasol.com and the code is located on the investor relations sub-directory.

An ethics hotline operated by an independent service provider, has been in operation since 2002. The hotline provides an independent facility for stakeholders of our company, including our employees, suppliers and customers, to anonymously report fraud, statutory malpractices and other crimes, deviations from the procurement policy, financial and accounting reporting irregularities and other irregularities.

Item 16C.        Principal Accountant Fees and Services

The following table sets forth the aggregate audit and audit-related fees, tax fees and all other fees billed by our principal accountants (KPMG Inc.) for each of the 2005 and 2004 years:

	Audit fees	Audit-related fees	Tax fees	All other fees	Total(1)
	(rand millions)
2004	32	3	2	—	37
2005	36	26	4	1	67

(1)    In terms of our audit committee approval process all of the non-audit and audit fees paid to KPMG Inc. have been approved by the audit committee.

Audit fees consist of fees billed for the annual audit of the company’s consolidated financial statements and the statutory financial statements of the company’s subsidiaries, it includes fees billed for assurance and related services that are reasonably related to the performance of the audit or reviews of the company’s financial statements that are services that only an external auditor can reasonably provide.

Audit-related fees consist, inter alia, attestation services relating to internal controls, review of documents filed with regulatory authorities, consultations concerning financial accounting and reporting standards, review of security controls and operational effectiveness of systems, due diligence related to acquisitions and employee benefit plan audits. Included in audit-related fees for the 2005 year includes fees billed by KPMG Inc. in respect of the assistance provided on our Sarbanes-Oxley Act, Section 404, readiness project of approximately R22 million. This project includes assistance relating to the documentation of internal control policies and procedures.

Tax fees include fees billed for tax compliance services, including assistance in the preparation of original and amended tax returns, tax consultations, such as assistance in connection with tax audits and appeals, tax advice relating to acquisitions, transfer pricing, and requests for rulings or technical advice from tax authorities; tax planning services and expatriate tax compliance, consultation and planning services.

All other fees includes all fees billed which are not included under audit fees, audit related fees or tax fees.

Audit Committee Approval Policy

In accordance with our audit committee approval policy, all audit and non-audit services performed for us by our independent accountants were approved by the audit committee of our Board of directors, which concluded that the provision of such services by the independent accountants was compatible with the maintenance of that firm’s independence in the conduct of its auditing functions.

The approval policy provides for categorical approval of permissible non-audit services and requires the specific pre-approval by the audit committee, prior to engagement, of such services, other than audit services covered by the annual audit engagement letter, provided that all such fees must be less than 20% of the total audit fees for Sasol’s annual audit engagement, unless otherwise directed by the audit committee. During the current year this 20% was exceeded due to the fees relating to the Sarbanes-Oxley Act, Section 404 readiness project. In addition, services to be provided by the independent accountants that are not within the category of approved services must be approved by the audit committee prior to engagement, regardless of the service being requested and the amount, but subject to the restriction above.

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

Changes of principal accountants

In prior years, a significant subsidiary, Sasol Chemical Holdings International (Pty) Ltd (“SCHI”), was audited by PricewaterhouseCoopers GmbH of Hamburg, Germany (“PwC”), whose unqualified report was referred to by the principal accountant, KPMG, for purposes of expressing an opinion on the group.

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

Item 16D.       Exemptions from the Listing Standard for Audit Committees

Not applicable.

Item 16E.        Purchases of Equity Securities by the Issuer and Affiliated Purchases

Period	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of publicly announced programs	Maximum number of shares that may yet be purchased under the programs
For the year ended 30 June 2005
2004-07-01 to 2004-07-31	—	—	60,111,477	6,868,980
2004-08-01 to 2004-08-31	—	—	60,111,477	6,868,980
2004-09-01 to 2004-09-30	—	—	60,111,477	6,868,980
2004-10-01 to 2004-10-31	—	—	60,111,477	6,868,980
2004-11-01 to 2004-11-30	—	—	60,111,477	6,868,980
2004-12-01 to 2004-12-31	—	—	60,111,477	7,263,266
2005-01-01 to 2005-01-31	—	—	60,111,477	7,263,266
2005-02-01 to 2005-02-28	—	—	60,111,477	7,263,266
2005-03-01 to 2005-03-31	—	—	60,111,477	7,263,266
2005-04-01 to 2005-04-30	—	—	60,111,477	7,263,266
2005-05-01 to 2005-05-31	—	—	60,111,477	7,263,266
2005-06-01 to 2005-06-30	—	—	60,111,477	7,263,266

a.      At each annual general meeting since October 1999 and on 24 November 2004 the shareholders have authorized the directors to undertake a repurchase of issued securities limited to a maximum of 10% of the company’s issued securities at the time that the authority was granted. For more information on the general requirements for trading in own shares refer to “Item 10.B Memorandum and Articles of Association”

b.     Any acquisition must not be made at a price more than 10% above the weighted average of the market value of the securities for the 5 business days immediately preceding the date of such acquisition.

c.      The authority granted to the directors to acquire the company’s issued securities is valid only until the company’s next annual general meeting and shall not extend beyond 15 months from the date of the previous authorization.

d.     No plan or program has expired during the year.

e.      No program is intended to terminate prior to the expiration date.

PART III

ITEM 17.         FINANCIAL STATEMENTS

Sasol is furnishing financial statements pursuant to the instructions of Item 18 of Form 20-F.

Item 18:              FINANCIAL STATEMENTS

The following consolidated financial statements, together with the auditors’ reports of KPMG Inc and the other accountants are filed as part of this annual report on Form 20-F:

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED 30 JUNE 2005, 30 JUNE 2004 AND 30 JUNE 2003

KPMG Inc	Telephone	+27 (11) 647 7111
KPMG Crescent	Fax	+27 (11) 647 8000
85 Empire Road, Parktown, 2193	Docex	472 Johannesburg
Private Bag 9, Parkview, 2122, South Africa	Internet	http://www.kpmg.co.za/

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Sasol Limited:

We have audited the accompanying consolidated balance sheets of Sasol Limited and its subsidiaries (Group) as of 30 June 2005 and 30 June 2004, and the related consolidated income statements, statements of comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended 30 June 2005. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of Sasol Chemical Holdings International (Pty) Limited, a wholly-owned subsidiary for the year ended 30 June 2003, which statements reflect total turnover constituting 34 percent in the year ended 30 June 2003 of the related consolidated total. The financial statements of Sasol Chemical Holdings International (Pty) Limited for the year ended 30 June 2003 were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Sasol Chemical Holdings International (Pty) Limited for year ended 30 June 2003, is based solely on the report of the other auditors.

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

In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sasol Limited and its subsidiaries as of 30 June 2005 and 30 June 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended 30 June 2005, in conformity with accounting principles generally accepted in the United States of America

KPMG Inc.
Registered Accountants and Auditors
Johannesburg, South Africa
26 October 2005

A van der Lith	LP Fourie
Director	Director

Policy Board: RM Kgosana (Chairman) TW Grieve (Chief Executive) TH Bashall BG Bauer DC Duffield J Geel A Hari TH Hoole D Jackson GI Maile AM Mokgabudi S Naidoo CM Read YGH Suleman D van Heerden JM Vice

KPMG Inc, a company incorporated under the South African Companies Act, is a member of KPMG International, a Swiss cooperative.	The company’s principal place of business is at KPMG Crescent, 85 Empire Road, Parktown, where a list of the directors’ names is available for inspection.
Registration number 1999/021543/21

The accompanying notes form an integral part of these consolidated financial statements.

To the Board of
Directors and Shareholders of
Sasol Chemical Holdings International
(Pty) Limited

Report of Independent Auditors

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and comprehensive income, of changes in shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of Sasol Chemical Holdings International (Pty) Limited and its subsidiaries (the “Company”) at June 30, 2003, 2002 2001 and the results of their operations and their cash flows for the years ended June 30, 2003 and 2002 and for the four month period ended June 30, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2, the Company has restated its 2002 financial statements to eliminate the tax benefit of Rand 47.2 million attributable to the reversal of a deferred tax valuation allowance related to a purchased entity and record it as a reduction of intangible assets.

Hamburg,
September 30, 2003

GmbH
Wirtschaftsprüfungsgesellschaft

M. McLean	R. Schulz
Wirtschaftsprüfer	Wirtschaftsprüfer
(German Public Accountant)	(German Public Accountant)
Chartered Accountant

Sasol Limited and its subsidiaries
Consolidated Income Statements
for the years ended

	Note	30 June 2005	30 June 2005	30 June 2004	30 June 2003
		(US$in millions)*	(Rand in millions)
		(Unaudited)
Sale of products		10,474	66,507	57,973	62,509
Services rendered		85	543	517	502
Commission and marketing income		59	377	318	758
Turnover		10,618	67,427	58,808	63,769
Other operating income		64	408	332	603
Net foreign exchange gains / (losses)		23	146	(1,266)	(2,437)
Cost of sales		(6,320)	(40,129)	(37,288)	(38,415)
Cost of services rendered		(83)	(530)	(502)	(475)
Selling and distribution costs		(774)	(4,913)	(4,837)	(4,976)
Administrative expenses		(609)	(3,868)	(3,605)	(4,402)
Other operating expenses		(568)	(3,608)	(2,903)	(2,656)
Operating costs and expenses		(8,354)	(53,048)	(49,135)	(50,924)
Operating profit	5	2,351	14,933	8,739	11,011
Other income / (expenses)
Dividends received		4	23	14	14
Interest received		18	116	183	193
Finance costs	6	(52)	(332)	(368)	(271)
Gain arising from issuance of subsidiary’s shares	4	—	—	108	—
Income before tax		2,321	14,740	8,676	10,947
Income tax	7	(812)	(5,157)	(3,177)	(3,915)
Income after tax		1,509	9,583	5,499	7,032
Earnings / (losses) of equity accounted investees		48	307	(49)	(47)
Minority interest		(16)	(103)	(92)	(170)
Earnings attributable to shareholders before cumulative effect of change in method of accounting		1,541	9,787	5,358	6,815
Change in method of accounting for asset retirement obligations, net of tax of R227 million		—	—	—	529
Earnings attributable to shareholders after cumulative effect of change in method of accounting		1,541	9,787	5,358	7,344
Basic earnings per share (cents)
Earnings per share before cumulative effect of change in method of accounting	8	251	1,594	878	1,119
Change in method of accounting for asset retirement obligations		—	—	—	87
Earnings per share after cumulative effect of change in method of accounting		251	1,594	878	1,206
Diluted earnings per share (cents)
Diluted earnings per share before cumulative effect of change in method of accounting	8	247	1,567	870	1,100
Change in method of accounting for asset retirement obligations		—	—	—	85
Diluted earnings per share after cumulative effect of change in method of accounting		247	1,567	870	1,185

*                      US dollar information has been presented for the year ended 30 June 2005  on an unaudited basis solely for the convenience of the reader and is computed at the noon buying rate for customs purposes of  R6.35 / US dollar , as reported by the Federal Reserve Bank of New York on 30 September 2005.

The accompanying notes form an integral part of these consolidated financial statements.

Sasol Limited and its subsidiaries
Consolidated Balance Sheets
at

	Note	30 June 2005	30 June 2005	30 June 2004
		(US$ in millions)*	(Rand in millions)
		(Unaudited)
Assets
Current assets
Cash and cash equivalents	9	370	2,350	1,410
Cash restricted for use	9	52	331	930
Trade, other receivables and prepaid expenses	10	1,852	11,763	10,397
Inventories	11	1,520	9,650	7,959
Deferred tax	7	24	154	5
Total current assets		3,818	24,248	20,701
Non-current assets
Investments in securities	12	62	395	369
Investments in equity accounted investees	13	855	5,431	4,189
Prepaid pension asset	22	97	618	583
Long-term receivables		97	616	535
Long-term prepaid expenses		17	107	128
Goodwill and intangible assets	14	315	1,998	2,278
Property, plant and equipment	15	7,337	46,591	39,720
Deferred tax	7	67	424	262
Total non-current assets		8,847	56,180	48,064
Total assets		12,665	80,428	68,765
Liabilities and shareholders’ equity
Current liabilities
Bank overdraft		42	266	74
Trade payables		816	5,181	4,148
Accrued expenses and other obligations	16	821	5,216	5,840
Short-term debt	17	843	5,355	7,139
Income tax payable		108	686	2
Deferred tax	7	30	196	165
Total current liabilities		2,660	16,900	17,368
Non-current liabilities
Long-term obligations, net of current portion	18	386	2,452	1,940
Long-term debt, net of current portion	19	1,565	9,938	7,153
Post-retirement healthcare	22	436	2,771	2,449
Pension liability	22	199	1,262	1,054
Deferred tax	7	933	5,923	4,772
Total non-current liabilities		3,519	22,346	17,368
Total liabilities		6,179	39,246	34,736
Minority interests in consolidated subsidiaries		37	237	360
Shareholders’ equity
Stated share capital—1,175,000,000 authorised ordinary shares of no par value. 676,877,125 shares (2004—671,271,425 shares) in issue and outstanding	20	529	3,356	2,976
Treasury stock—60,111,477 shares (2004—60,111,477 shares)	20	(574)	(3,647)	(3,647)
Retained earnings		6,931	44,011	37,080
Accumulated other comprehensive loss		(437)	(2,775)	(2,740)
Total shareholders’ equity		6,449	40,945	33,669
Total liabilities and shareholders’ equity		12,665	80,428	68,765

Commitments and contingencies—see note 21

*           US dollar information has been presented for the year ended 30 June 2005  on an unaudited basis solely for the convenience of the reader and is computed at the noon buying rate for customs purposes of  R6.35 / US dollar , as reported by the Federal Reserve Bank of New York on 30 September 2005.

The accompanying notes form an integral part of these consolidated financial statements.

Sasol Limited and its subsidiaries
Consolidated Statement of Changes in Shareholders’ Equity
for the years ended 30 June 2005,  30 June 2004 and 30 June 2003

	Common Stock
	Number of ordinary shares issued	Stated share capital	Treasury stock	Retained earnings	Accumulated other comprehensive (loss) / income	Total shareholders’ equity	Total shareholders’ equity
		(Rand in millions)					(US$ in millions)*
							(Unaudited)
Balance as of 30 June 2002	666,868,725	2,772	(3,429)	29,961	1,640	30,944
Earnings attributable to shareholders	—	—	—	7,344	—	7,344
Foreign currency translation adjustments, net of tax	—	—	—	—	(1,902)	(1,902)
Realized and unrealized holding losses from cash flow hedging activity, net of tax	—	—	—	—	(308)	(308)
Minimum pension liability adjustment, net of tax	—	—	—	—	(335)	(335)
Cash dividend payments	—	—	—	(2,835)	—	(2,835)
Share options exercised	1,929,700	77	—	—	—	77
Acquisition of treasury stock	—	—	(185)	—	—	(185)
Share option income	—	(7)	—	—	—	(7)
Balance as of 30 June 2003	668,798,425	2,842	(3,614)	34,470	(905)	32,793
Earnings attributable to shareholders	—	—	—	5,358	—	5,358
Foreign currency translation adjustments, net of tax	—	—	—	—	(1,084)	(1,084)
Realised and unrealised holding losses from cash flow hedging activity, net of tax	—	—	—	—	(1,086)	(1,086)
Minimum pension liability adjustment, net of tax	—	—	—	—	335	335
Cash dividend payments	—	—	—	(2,748)	—	(2,748)
Share options exercised	2,473,000	109	—	—	—	109
Acquisition of treasury stock	—	—	(33)	—	—	(33)
Stock based compensation	—	25	—	—	—	25
Balance as of 30 June 2004	671,271,425	2,976	(3,647)	37,080	(2,740)	33,669	5,302
Earnings attributable to shareholders	—	—	—	9,787	—	9,787	1,541
Foreign currency translation adjustments, net of tax	—	—	—	—	28	28	5
Realised and unrealised holding gains from cash flow hedging activity, net of tax	—	—	—	—	1	1	1
Minimum pension liability adjustment, net of tax	—	—	—	—	(64)	(64)	(10)
Cash dividend payments	—	—	—	(2,856)	—	(2,856)	(450)
Share options exercised	5,605,700	311	—	—	—	311	49
Stock based compensation	—	69	—	—	—	69	11
Balance as of 30 June 2005	676,877,125	3,356	(3,647)	44,011	(2,775)	40,945	6,449

*                     US dollar information has been presented for the year ended 30 June 2005 on an unaudited basis solely for the convenience of the reader and is computed at the noon buying rate for customs purposes of R6.35 / US dollar, as reported by the Federal Reserve Bank of New York on 30 September 2005.

The accompanying notes form an integral part of these consolidated financial statements.

Sasol Limited and its subsidiaries
Consolidated Statements of Cash Flows
for the years ended

	30 June	30 June	30 June	30 June
	2005	2005	2004	2003
	US$ millions*	(Rand in milllions)
	(Unaudited)		Restated	Restated
Cash receipts from customers	10,488	66,597	58,382	63,577
Cash paid to suppliers and employees	(7,649)	(48,570)	(44,543)	(46,857)
Net cash flow from operations	2,839	18,027	13,839	16,720
Interest received	18	116	183	193
Dividends received	10	61	37	14
Finance costs paid	(52)	(332)	(368)	(271)
Income tax paid	(569)	(3,616)	(4,005)	(5,263)
Net cash generated by operating activities	2,246	14,256	9,686	11,393
Purchase of property, plant and equipment	(1,599)	(10,151)	(8,405)	(8,861)
Purchase of intangible assets	(14)	(89)	(474)	(921)
Investments in equity accounted investees	(121)	(768)	(376)	(1,035)
Interest capitalized	(164)	(1,038)	(1,082)	(1,008)
Non-current assets sold	66	418	747	360
Acquisition of businesses, net of cash acquired	—	—	(247)	(505)
Disposal of businesses, net of cash disposed	(7)	(46)	254	—
(Increase) / decrease in investments	(3)	(19)	7	(34)
(Increase) / decrease in long-term receivables	(31)	(198)	(101)	851
Net cash utilized in investing activities	(1,873)	(11,891)	(9,677)	(11,153)
Share capital issued	49	311	109	77
Acquistion of treasury stock	—	—	(33)	(185)
Dividends paid to minority shareholders	(9)	(60)	(200)	(44)
Dividends paid to shareholders	(450)	(2,856)	(2,748)	(2,835)
Contributions from minority shareholders	—	—	75	10
Proceeds from borrowings	931	5,911	11,932	8,105
Repayment of debt	(781)	(4,957)	(10,789)	(3,339)
Movement in bank overdraft	29	186	(75)	112
Net cash (utilized in) / provided by financing activities	(231)	(1,465)	(1,729)	1,901
Translation effects on cash and cash equivalents of foreign entities	6	40	(77)	(225)
Net increase / (decrease) in cash and cash equivalents	148	940	(1,797)	1,916
Cash and cash equivalents at beginning of year	222	1,410	3,207	1,291
Cash and cash equivalents at end of year	370	2,350	1,410	3,207

*       US dollar information has been presented for the year ended 30 June 2005 on an unaudited basis solely for the convenience of the reader and is computed at the noon buying rate for customs purposes of R6.35 / US dollar , as reported by the Federal Reserve Bank of New York on 30 September 2005.

The accompanying notes form an integral part of these consolidated financial statements.

Sasol Limited and its subsidiaries
Consolidated Statements of Comprehensive Income
for the years ended

	30 June	30 June	30 June	30 June
	2005	2005	2004	2003
	(US$ in millions)*	(Rand in millions)
	(Unaudited)
Comprehensive income
Earnings attributable to shareholders after cumulative effect of change in method of accounting	1,541	9,787	5,358	7,344
Other comprehensive income / (loss)
Translation of foreign operations with a functional currency other than the rand, net of tax of negative R1 million (2004—R5 million, 2003—R39 million)	5	28	(1,084)	(1,902)
Realized and unrealized holding losses from cash flow hedging activities, net of tax of negative R38 million (2004—R164 million, 2003—R25 million)	1	1	(1,086)	(308)
Minimum pension liability adjustment, net of tax of R38 million (2004—negative R168 million, 2003—R168 million)	(10)	(64)	335	(335)
Net movement per statements of changes in shareholders’ equity	(4)	(35)	(1,835)	(2,545)
Comprehensive income	1,537	9,752	3,523	4,799

*       US Dollar information has been presented for the year ended 30 June 2005 on an unaudited basis solely for the convenience of the reader and is computed at the noon buying rate for customs purposes of R6.35 / US dollar, as reported by the Federal Reserve Bank of New York on 30 September 2005.

The accompanying notes form an integral part of these consolidated financial statements.

Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements

1.   Nature of business and organisation

Sasol is an integrated oil and gas group, with substantial chemical interests. In South Africa, the group supports these operations by mining coal and converting it into synthetic fuels and chemicals through our Fischer-Tropsch technology.

The group also has chemical manufacturing and marketing operations in Europe, Asia and North America. Our larger chemical portfolios include polymers, solvents, surfactants and their intermediates, waxes, phenolics and nitrogenous products.

The group explores for, and produces, crude oil offshore Gabon, refines crude oil into liquid fuels in South Africa and retails liquid fuels and lubricants through a network of retail service centres. During the first quarter of 2004, the group started extracting Mozambican natural gas, some of which we have been using as feedstock for fuel and chemical production in South Africa since mid 2004.

Sasol is also developing two gas-to-liquid fuel joint ventures in Qatar and Nigeria based on our Sasol Slurry Phase Distillate process.

2.   Significant accounting policies

The following accounting policies were applied by the group in the preparation of its consolidated financial statements at and for the financial years ended 30 June 2005, 30 June 2004 and 30 June 2003.

Basis of preparation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP).

Basis of consolidation

The group’s consolidated financial statements include the financial statements of the company, its subsidiaries and its investments in associates and joint ventures.

Subsidiaries

Companies in which (i) the group is the primary beneficiary of a variable interest entity or (ii) owns more than 50% of the voting rights in an entity that is not a variable interest entity, except where minority shareholders retain substantive participating rights, are classified as subsidiaries. Entities, other than variable interest entities, in which the group owns more than 50% of the voting rights, but minority shareholders retain substantive participating rights, are accounted for according to the equity method of accounting. The results of any subsidiary acquired or disposed of during the year are consolidated from the acquisition date or up to the disposal date.

Inter-company transactions and balances are eliminated on consolidation.

Sasol Italy SpA, a wholly owned and consolidated subsidiary, has a statutory year end of 31 May and is included in the consolidated accounts up to that date. An adjustment to the Sasol Italy SpA financial statements to 30 June, the group’s year end, would not result in a material effect on reported balance sheets and income statements.

Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements (Continued)

2.   Significant accounting policies (Continued)

Investments in equity investees (associates and incorporated joint ventures)

Investments in associates

An associate is an entity other than a subsidiary in which the group has a material long-term interest and in respect of which the group has the ability to exercise significant influence over operational and financial policies, normally owning between 20% and 50% of the voting equity.

Investments in incorporated joint ventures

A joint venture is an entity in which the group holds a long-term interest and which is jointly controlled by the group and one or more external joint venture partners under a contractual arrangement.

Investments in associates and joint ventures are accounted for using the equity method. Subsequent to the acquisition date, the group’s share of profits or losses of associates and joint ventures is recognized in the income statement as equity accounted earnings and its share of movements in equity reserves is recognized directly in the statement of changes in shareholders’ equity. All cumulative post-acquisition movements in the equity of associates and joint ventures are adjusted against the cost of the investment.

Goodwill relating to associates and joint ventures is included in the carrying value of the group’s investment in those entities. The total carrying value of equity accounted investments in associates and joint ventures, including goodwill, is evaluated for impairment when conditions indicate that a decline in fair value below the carrying amount is other than temporary or at least annually on 31 March. When impaired, the carrying value of the group’s investment in those entities is written down to its fair value. The group’s share of results of equity accounted investees, that have financial years within three months of the fiscal year-end of the group, is included in the consolidated financial statements based on the results reported by those investees for their financial years. There were no significant adjustments required to be made in respect of equity accounted investees which have financial years that are different to those of the group.

Foreign currency

The reporting currency of the group is rand.

The exchange rates used in preparation of the consolidated financial statements were as follows:

	Rate	30 June 2005	30 June 2004	30 June 2003
Rand/US dollar exchange rate	Closing	6.67	6.21	7.50
	Average	6.21	6.88	9.03
Rand/euro exchange rate	Closing	8.06	7.57	8.63
	Average	7.89	8.19	9.41

Foreign operations currency translation

Foreign operations with a functional currency other than rand

In respect of foreign operations with a functional currency other than rand, assets and liabilities, which include fair value adjustments arising on acquisition, are translated into rand at the closing rate of exchange ruling at the balance sheet date. Results of operations are translated at the average rate of

Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements (Continued)

2.   Significant accounting policies (Continued)

exchange for the year. Exchange differences arising on translation are classified as foreign currency translation adjustments in shareholders’ equity and included in determining other comprehensive income.

On sale or partial disposal of an investment in a foreign entity, the related cumulative foreign currency translation included in shareholders’ equity is recognized in the income statement.

Foreign operations with a functional currency of rand

For foreign operations whose accounts are kept in local currency of their operations but whose functional currency is rand, due to their activities being a direct and integral part or extension of the group’s South African operations, monetary assets and liabilities are translated into rand at the closing rate of exchange ruling at balance sheet date. Non-monetary assets and liabilities that are stated at historical cost, are translated at the rate of exchange ruling at transaction date. Exchange differences arising on translation of assets and liabilities are recognized in the income statement in the year in which they arise.

Translation of foreign currency transactions

Transactions in foreign currencies are translated into the functional currency of the entity at the rate of exchange ruling at the transaction date.

Monetary assets and liabilities in foreign currencies are translated into the functional currency of the entity at the closing rate of exchange ruling at the balance sheet date.

Foreign exchange differences arising from the translation of monetary assets and liabilities are recognized in the income statement in the year in which they arise.

Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, demand deposits and short-term liquid investments with a maturity period of three months or less at the date of purchase. Cash and cash equivalents are stated at cost, which approximates fair value. Cash subject to restrictions has been classified separately on the face of the balance sheet.

Property, plant and equipment

Property, plant and equipment is stated at cost, less accumulated depreciation and impairment. Land is not depreciated.

Coal mining assets comprise assets utilized over the life-of-mine and other coal mining assets utilized in mining operations. Life-of-mine assets are depreciated using the units-of-production method over proved and probable reserves, not exceeding the estimated useful life of the mine. Other coal mining assets are depreciated on the straight-line method over their estimated useful lives.

Other categories of property, plant and equipment are depreciated on the straight-line method over their estimated useful lives. A review of the useful lives of property, plant and equipment is performed at least annually. The depreciation rates applied are described in Note 15.

The cost of self-constructed assets includes expenditure on materials, direct labor and an appropriate portion of project overheads. Expenditure incurred to replace or modify a significant component of plant is

Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements (Continued)

2.   Significant accounting policies (Continued)

capitalized and any remaining book value of the component replaced is written off immediately. All other expenditure on plant renewal is expensed as incurred.

Asset retirement costs are recognized as liabilities and a corresponding amount is added to the carrying value of the asset and depreciated on a straight-line basis over the estimated useful lives of the assets. Where asset retirement costs relate to coal mining assets, the carrying amount is depreciated using the units-of-production method over proved and probable reserves, not exceeding the estimated useful life of the mine.

Assets leased under capital lease agreements are capitalized as property, plant and equipment with the equivalent amount being shown as a capital lease liability. The amount capitalized is the lower of the fair value of the leased asset and the present value of the minimum lease payments at the inception of the lease. Lease payments are allocated between capital repayments and interest payments. Interest is recognized in the income statement using the effective interest rate method. Capitalized leased assets are depreciated either over the lease period or the estimated useful life of the leased asset based on the lease terms.

Exploration and development costs

Mining

Mining exploration expenditure is expensed as incurred until completion of a final feasibility study supporting proved and probable reserves. Mining exploration costs incurred subsequent to proved and probable reserves being identified are capitalized.

Exploration and development expenditure in respect of producing mines or development properties is capitalized only when excavation or drilling has occurred to extend reserves or further delineate existing proved and probable reserves.

Amortization of capitalized exploration and development is based on the units-of-production method on a field-by-field basis using estimated proved developed oil and gas reserves.

Oil and gas

The successful efforts method is used to account for oil and gas exploration activities.

Geological and geophysical costs, expenditure relating to dry exploratory wells and the costs of carrying and retaining undeveloped properties are recognized in the income statement as incurred.

On completion of drilling, an exploratory well may be determined to have found oil and gas reserves, but classification of those reserves as proved depends on whether major capital expenditure can be justified which, in turn, depends on whether additional exploratory wells find sufficient quantities of additional reserves.

Oil and gas reserves are classified as proved when, upon analysis of geologic and engineering data, it appears with reasonable certainty to be recoverable in the future from known oil and gas reservoirs under existing economic and operating conditions.

Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements (Continued)

2.   Significant accounting policies (Continued)

The cost of drilling exploratory wells is carried as an asset pending determination of whether proved reserves have been found only as long as the following conditions are met:

•       the well has found a sufficient quantity of reserves to justify its completion as a producing well if the required capital expenditure is made;

•       drilling of the additional exploratory wells is under way or firmly planned for the near future; and

•       sufficient progress is being made in assessing the reserves and the economic and operating viability of the project.

If the above conditions are not met or if information is obtained that raises substantial doubt about the economic or operating viability of the project, the costs would be recognized in the income statement.

Expenditure incurred to drill and equip development wells on proved properties are capitalized.

Amortization of capitalized exploration and development is based on the units-of-production method on a field-by-field basis using estimated proved developed oil and gas reserves.

Capitalization of interest costs

Interest costs are capitalized during the construction period of qualifying assets (an asset that necessarily takes a substantial period of time to get ready for its intended use or sale) and on the group’s investments in equity accounted investees while the investee has activities in progress necessary to commence its planned principal operations, provided that the equity accounted investee’s activities include the use of funds to construct qualifying assets for its operations. All other interest costs are expensed as incurred.

Goodwill and intangible assets

Goodwill

Goodwill is stated at cost and is not subject to amortization. Goodwill is tested for impairment at the reporting unit level on an annual basis on 31 March, or more frequently if the group believes indicators of impairment exist. The performance of the test involves a two tier process. The first step of the impairment test involves comparing the fair value of the reporting unit with the reporting unit’s carrying amount, including goodwill. The fair value of the reporting unit is determined based on estimated future discounted cash flows. If the carrying amount of the reporting unit exceeds the reporting unit’s fair value, we perform the second step of the goodwill impairment test to determine the amount of the impairment necessary. The second step of the goodwill impairment test involves comparing the implied fair value of our reporting unit’s goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in the income statement.

Intangible assets

Amortizable intangible assets are stated at cost and are amortized over their respective estimated useful lives on a straight-line basis. Amortization rates are described in Note 14.

Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements (Continued)

2.   Significant accounting policies (Continued)

Intangible assets with an indefinite life are reviewed for impairment at least annually on 31 March or whenever events or changes in circumstances indicate that the carrying amount of an asset or group of assets may not be recoverable. Recoverability of an asset or asset group is assessed by comparing the carrying amount of an asset or group of assets to the estimated future undiscounted net cash flows of the asset or group of assets. If an asset or asset group is considered to be impaired, the impairment recognized is measured as the amount by which the carrying amount of the asset or group of assets exceeds the discounted future cash flows expected to be derived from that asset or group of assets.

Further details relating to the impairment assessment of intangible assets are provided in the accounting policy on impairment of long-lived assets.

Software

Purchased software and the direct costs associated with the customization and installation thereof are capitalized and amortized on a straight-line basis from the date of commissioning over its expected useful life of 3 years.

Software development costs not qualifying for capitalization are recognized in the income statement as incurred.

Patents and trademarks

Purchased patents and trademarks are capitalized and amortized on a straight-line basis over their estimated useful lives. Expenditure incurred to extend the life of patents or trademarks is capitalized and amortized over the remaining estimated useful life of the assets. All other expenditure is recognized in the income statement as incurred.

Asset retirement obligations

The fair value of obligations relating to dismantling and restoring production sites, in accordance with the South African regulatory requirements, is accrued as the obligation arises, if estimable, concurrent with the recognition of an increase in the related asset’s carrying value. The increase in the related asset’s carrying value is depreciated over its estimated useful life. Fair value is determined by discounting estimated future cash flows at a discount rate at the time of initial recognition, which reflects the terms of the obligation adjusted for the entity’s credit risk. The discount associated with the liability is accreted as a charge to income over the period leading up to the expected timing of the cash flow. The dismantling and restoration costs will be recognized in the income statement over the life of the related assets and will be adjusted for changes resulting from the passage of time (accretion expense) and revisions to either the timing or amount of the original present value estimate.

Business combinations

Acquisitions made by the group are accounted for using the purchase method, in terms of which assets acquired and liabilities assumed are recorded at fair value, reflecting their condition at the acquisition date. The excess of the cost of an acquisition over the fair value of the group’s interest in the net identifiable tangible and intangible assets of an entity acquired at the acquisition date is recognized as goodwill.

Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements (Continued)

2.   Significant accounting policies (Continued)

Sale of shares by a subsidiary

When a subsidiary sells additional shares to external parties and the selling price per share is more or less than the group’s average carrying amount per share, a gain or loss is recognized in the income statement in the period that the change of interest transaction occurs, as long as the transaction does not form part of a broader corporate re-organisation of the group.

Investments in securities

Investments in marketable equity and debt securities are classified into one of three categories, namely held-to-maturity, available-for-sale, or trading securities.

Investments in debt securities that the group has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and stated at amortized cost in the balance sheet.

Marketable equity or debt securities not classified as either held-to-maturity or trading securities are classified as available-for-sale securities and stated at fair value, with changes in fair value, net of related taxes included in other comprehensive income. If the investment is disposed of, the cumulative change in fair value in respect of that investment is recognized in the income statement. Unrealized losses, to the extent they arise from a decline in fair value that is assessed to be other than temporary, are recognized in the income statement.

Marketable equity and debt securities that are purchased and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with changes in fair value recognized in the income statement. The group had no trading securities at 30 June 2005 and 30 June 2004.

Unlisted investments that are classified as available-for-sale securities, other than those accounted for under the equity method, are carried at cost.

Purchases and sales of investment in securities are recorded on a trade date basis. Realized gains and losses on disposal of investment in securities, other than trading securities are recognized in the income statement as incurred.

Impairment of long-lived assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or group of assets may not be recoverable. Recoverability of an asset or asset group is assessed by comparing the carrying amount of the asset or group of assets to the estimated future undiscounted net cash flows of the asset or group of assets. If an asset or asset group is considered to be impaired, the impairment recognized is measured as the amount by which the carrying amount of the asset or group of assets exceeds the discounted future cash flows expected to be derived from that asset or group of assets.

When the group decides to exit or sell a long-lived asset or group of assets and the asset or group of assets meets the requirements to be classified as assets held-for-sale, the carrying value of these assets is adjusted downward, if necessary, to the estimated sales price, less costs to sell and reclassify the long-lived asset or group of assets as held-for-sale.

Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements (Continued)

2.   Significant accounting policies (Continued)

Inventories

Inventories are valued at the lower of cost and market value. Cost includes expenditure incurred in acquiring, manufacturing and transporting the inventory to its present location. Cost is determined as follows:

Crude oil and other raw materials	First-in-first-out valuation method (FIFO)
Process, maintenance and other materials	Weighted average purchase price
Work-in-progress	Allocation of direct labor, an allocated portion of overhead and material costs incurred
Manufactured products	Production cost using FIFO
Consignment inventory	Production cost using FIFO

Trade and other receivables

Trade and other receivables are stated at cost less provision for doubtful debts. Bad debts are recognized in the income statement during the year in which they are identified.

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

Comprehensive income

Comprehensive income represents changes in shareholders’ equity, excluding investments by and distributions to shareholders. The group’s comprehensive income comprises attributable earnings, foreign currency translation adjustments, changes in the fair value of derivative instruments designated as cash flow hedges and the minimum pension liability adjustments.

Dividends payable

Dividends payable are recognized as a liability when declared.

Income tax

Deferred income taxes

Income taxes are determined by applying the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases and operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected

Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements (Continued)

2.   Significant accounting policies (Continued)

to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets are reduced by a valuation allowance to the amount that management believes is more likely than not to be realized.

Secondary Taxation on Companies (STC)

STC is a tax levied by the South African Revenue Service on dividends declared and becomes payable on declaration of a dividend by a South African entity. STC is recognized in the income statement when the related dividend is declared.

When dividends received in the current year can be offset against future dividend payments to reduce the STC liability, a deferred tax asset is recognized to the extent of the future reduction in STC.

Turnover

Turnover is realized and earned when title and the risks and rewards of ownership have been transferred to the buyer and all of the following criteria have been met:

•       persuasive evidence of an arrangement exists;

•       delivery has occurred or services have been rendered;

•       the seller’s price to the buyer is fixed or determinable; and

•       collectibility is reasonably assured.

Further descriptions of the recognition of turnover for the various reporting segments are included in Note 3—Segmental analysis.

Shipping and handling fees

Shipping and handling fees are included in cost of sales and the related amounts charged to customers are included in turnover.

Operating leases

Lease payments under an operating lease are expensed on a straight-line basis over the lease term.

Research and development expenditure

Research and development expenditure is expensed as incurred.

Derivative instruments

All derivative instruments are stated as assets or liabilities on the balance sheet at fair value, regardless of the purpose or intent for holding them.

Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements (Continued)

2.   Significant accounting policies (Continued)

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

The group uses derivative instruments to reduce its exposure to fluctuations in foreign currencies, interest rates, and commodity prices. The group does not deal in speculative trading of derivative instruments. The group designates certain foreign currency related derivative financial instruments which hedge exposure to variability in cash flows that is either attributable to a particular risk associated with a recognized asset or liability or a forecasted transaction, as cash flow hedges when such derivative instruments effectively meet pre-determined criteria. In instances where a derivative instrument is designated as a cash flow hedge, the effective part of any change in fair value of the derivative instrument is recognized in other comprehensive income in the statement of changes in shareholders’ equity. It is subsequently recognized in the income statement over the same period as the hedged item is recognized in the income statement. The ineffective part of any change in fair value is immediately recognized in the income statement.

All other derivative instruments are measured at fair value at each reporting date with the resulting change in fair value immediately recognized in the income statement.

Further information on the group’s financial instruments is included in Note 24.

Employee benefits

Pension plans

The group operates defined benefit and defined contribution pension plans for its employees.

Contributions to defined contribution pension plan and pension expenses are recognized in the income statement as incurred.

Defined benefit plan pension expenses are calculated and recognized in the income statement in accordance with Statement of Financial Accounting Standards (SFAS) No. 87, Employers’ Accounting for Pensions (SFAS 87).

The projected unit credit method is used to determine the accrued benefit obligations based on completed service and to value the plans’ assets at fair value.

Independent actuarial valuations are prepared annually using a market-related discount rate and an individual best-estimate approach for the other assumptions that are pertinent to valuing the accrued obligations. The actuarial gains and losses, that emerge when individual plans’ performance differs from the assumptions made, are accumulated and amortized if they exceed 10% of the greater of the projected benefit obligation or the market-related value of plan assets of the associated plan at the beginning of the year. Prior service costs or credits that arise from plan amendments are amortized by assigning an equal amount to each future period of service of each employee active at the date of the amendment whom is

Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements (Continued)

2.   Significant accounting policies (Continued)

expected to receive benefits under the plan. Where all or almost all of the plans’ participants are inactive, the costs of retroactive plan amendments are amortized based on the remaining life expectancy of those participants.

The amount recorded in the balance sheet is the accumulated difference between the pension expense and the contributions paid in respect of that plan. The balance sheet provision or prepayment will differ from the funded status of the plan to the extent that there are unamortized actuarial gains or losses or unamortized prior service costs or credits.

The group records a non-cash charge to accumulated other comprehensive income to recognize any additional minimum pension liability in accordance with SFAS 87, which requires that a liability be recognized at year end in an amount equal to the amount by which the Accumulated Benefit Obligation (ABO) exceeds the fair value of the defined benefit pension plan assets. The additional minimum pension liability is recorded by recognizing an intangible asset to the extent of any unrecognized prior service cost and unrecognized transition obligation.

Post-retirement healthcare

Post-retirement healthcare expenses are calculated and recognized in the income statement in accordance with SFAS No. 106—Employers’ Accounting for Post-retirement Benefits Other Than Pensions (SFAS 106). The projected unit credit method is used to determine the accrued benefit obligations based on completed service. The post-retirement healthcare plans are unfunded.

Independent actuarial valuations are prepared annually using a market-related discount rate and an individual best-estimate approach for the other assumptions that are pertinent to valuing the accrued obligations. The actuarial gains and losses that emerge when the plans’ experience differs from the assumptions made are recognized in the period in which they arise, as permitted by SFAS 106. Prior service costs or credits that arise from plan amendments are amortized by assigning an equal amount to each future period of service of each employee active at the date of the amendment who is expected to receive benefits under the plan.

The amount stated in the balance sheet will differ from the Accumulated Projected Benefit Obligation (APBO) to the extent that there are unamortized prior service costs or credits.

Equity and equity-related compensation benefits

The Sasol Share Incentive Scheme allows certain senior group employees the option to acquire shares in Sasol Limited over a prescribed period. The exercise price of these options equals the market price of the underlying shares on the trading day immediately preceding the granting of the option.

The group applies the intrinsic value-based method of accounting prescribed by APB Opinion 25—Accounting for Stock Issued to Employees, and related interpretations including FASB Interpretation 44, Accounting for Certain Transactions involving Stock Compensation (FIN 44), an interpretation of APB Opinion 25, to account for its share option plans. Under this method, the compensation expense is calculated as the excess of the market value of the share over the exercise price at the date on which are known both (a) the number of shares that an individual employee is entitled to receive and (b) the exercise price, and the expense so determined is recognized over the vesting period.

Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements (Continued)

2.   Significant accounting policies (Continued)

As permitted under SFAS 148, Accounting for Stock-Based Compensation—Transition and Disclosure (SFAS 148)—an amendment of SFAS 123 (Revised 2004), Share—Based Payment (SFAS 123R) the group has continued to apply the intrinsic-value method of accounting described above and has adopted the disclosure requirements of SFAS 148. SFAS 148 requires disclosure of the estimated fair value of employee stock options granted and pro forma financial information disclosure (Refer Note 20) assuming that the compensation expense was recorded using these fair values.

Had compensation cost been based upon the fair value at the grant date for all options granted, the impact on net income and earnings per share for the years ended 30 June 2005, 30 June 2004 and 30 June 2003, would have been as follows on a pro forma basis:

	Years ended:
	30 June 2005	30 June 2004	30 June 2003
	(Rand in millions)
Net income:
As reported	9,787	5,358	7,344
Add: Stock based compensation/(income) included in reported net income	69	25	(7)
Deduct: Stock based compensation under fair value method	(137)	(146)	(144)
Pro forma net income	9,719	5,237	7,193
Earnings per share (cents)
Basic—as reported	1,594	878	1,206
Basic—pro forma	1,583	859	1,181
Diluted—as reported	1,567	870	1,185
Diluted—pro forma	1,557	850	1,161

These pro forma amounts may not be representative of future results since the calculated fair value of stock options is amortized to expense over the vesting period, and additional options may be granted in future years, awards may be forfeited or cancelled and the fair value of future awards may differ from the current fair values.

The fair value of options was calculated at the date of grant using the Black-Scholes model with the following weighted-average assumptions:

	30 June 2005	30 June 2004	30 June 2003
Expected dividend yield	4.3%	4.3%	4.0%
Expected stock price volatility	35%	37%	45%
Risk-free interest rate	9.25%	10.75%	11.75%
Expected life of options	2-6 years	2-6 years	2-6 years
Weighted average fair value of grants for the year ended	R33.40	R28.40	R39.70

Treasury shares

When Sasol Limited’s shares are repurchased the amount paid is recorded as a deduction from total shareholders’ equity in the statement of changes in shareholders’ equity.

Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements (Continued)

2.   Significant accounting policies (Continued)

Comparatives

Comparative figures have been reclassified to conform to changes in presentation of the consolidated cash flow statement in the current year.

Use of estimates

The group has prepared the financial statements in conformity with accounting principles generally accepted in the United States of America. Preparation of these financial statements require group management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of turnover and expenses during the reporting period. Actual results could differ from those estimates.

Segmental reporting

The group’s primary reporting segments are:

•       Sasol Mining

•       Sasol Synfuels

•       Sasol Liquid Fuels Business

•       Sasol Gas

•       Sasol Synfuels International

•       Sasol Polymers

•       Sasol Solvents

•       Sasol Olefins and Surfactants

•       Classified as “Other Businesses” in the segment report:

•        Sasol Wax

•        Sasol Nitro

•        Sasol Technology

•        Sasol Petroleum International

•        Sasol Financing

•        Sasol Infrachem

•        Merisol

•        and the group’s corporate head office

Segmental analysis is reported on a reporting segment basis using a management approach. This approach is based on the way management organizes segments within the group for making operating decisions and assessing performance. Additional geographical disclosure is provided. Segment results have been reported for the years presented and are described in Note 3.

Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements (Continued)

2.   Significant accounting policies (Continued)

Convenience translation to United States dollars

The functional currency of Sasol Limited and reporting currency of the group is rand. This currency reflects the economic substance of the underlying events and circumstances of the group. Solely for the convenience of the reader, US dollar information has been presented on an unaudited basis for the 2005 Consolidated Income Statement, Consolidated Balance Sheet, Consolidated Statement of Changes in Shareholders’ Equity, Consolidated Statement of Cash Flow, and Consolidated Statement of Comprehensive Income. The convenience translation should not be construed as a representation that the rand amounts have been, could have been, or could in the future be, converted into US dollars at the noon buying rate for custom purposes as reported by the Federal Reserve Bank of New York.

Recent accounting pronouncements

The following recent accounting pronouncements applicable to the group have been issued by the Financial Accounting Standards Board (FASB):

Pronouncement	Description	Date of issuance
SFAS 123R	Share Based Payments (Revised 2004)	December 2004
SFAS 151	Inventory Costs—an amendment of ARB No. 43, Chapter 4	November 2004
SFAS 153	Exchanges of Non-monetary Assets—an amendment of PB Opinion No. 29	December 2004
SFAS 154	Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3	May 2005
EITF Issue 04-1	Accounting for Pre-Existing Relationships between the Parties to a Business Combination	September 2004
EITF Issue 03-16	Accounting For Investments in Limited Liability Companies (LLC)	March 2004
EITF Issue 05-6	Determining the Amortization Period for Leasehold Improvements	June 2005
EITF Issue 03-13	Applying the Conditions in Paragraph 42 of FASB Statement No. 144, Accounting for the impairment or Disposal of Long-Lived Assets, in Determining Whether to Report Discontinued Operations	November 2004
EITF Issue 04-6	Accounting For Stripping Costs Incurred During Production in the Mining Industry	March 2005
EITF Issue 04-10	Determining Whether to Aggregate Operating Segments That Do Not Meet the Quantitative Thresholds	September 2004
FSP No. FAS 19-1	Accounting for Suspended Well Costs	April 2005
FSP No. FAS 97-1

Situations in Which Paragraphs 17(b) and 20 of FASB Statement No. 97, “Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments”, Permit or Require Accrual of an Unearned Revenue Liability

June 2004

Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements (Continued)

2.   Significant accounting policies (Continued)

Pronouncement	Description	Date of issuance
FSP SFAS 109-1	Application of FASB Statement No. 109, Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004	December 2004
FAS 141-1 and FAS 142-1	Interaction of FASB Statements No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets, and EITF Issue No. 04-2, “Whether Mineral Rights Are Tangible or Intangible Assets”	April 2004
FSP No. FAS 142-2	Application of FASB Statement No. 142, Goodwill and Other Intangible Assets, to Oil- and Gas-Producing Entities	September 2004
FSP No. EITF 03-1-1	Effective Date of Paragraphs 10-20 of EITF Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and It’s Application To Certain Investments”	September 2004

SFAS 123R—Share Based Payment (Revised 2004)

In December 2004, the FASB issued SFAS No. 123 (revised 2004), Share-Based Payment, to focus primarily on accounting for transactions which an entity obtains employee services in share-based payment transactions and to eliminate the alternative of applying the intrinsic value measurement provisions of APB Opinion 25 to stock compensation awards issued to employees.

The new standard requires enterprises to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide service in exchange for the award.

The group has continued to apply the Intrinsic Value Method of Accounting and will adopt the provisions of SFAS 123(R) effective 1 July 2005. The pro forma effects on net income and earnings per share if the group had applied the fair value recognition provisions of the original SFAS 123 on stock compensation awards (rather than applying the intrinsic value measurement provisions of APB Opinion No.25) are disclosed in Note 20 to the group’s consolidated financial statements.

SFAS 151—Inventory Costs—an amendment to Accounting Research Bulletin No. 43, Inventory Pricing

In November 2004, the FASB issued SFAS No. 151, Inventory Costs, an amendment to Accounting Research Bulletin No. 43, Inventory Pricing.

The amendments made by SFAS 151 clarify that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) should be recognized as current period charges and require the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. Additionally, the FASB made the decision to clarify the meaning of the term ‘normal capacity’.

Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements (Continued)

2.   Significant accounting policies (Continued)

The provisions of this standard are effective for inventory costs incurred during fiscal years beginning after 15 June 2005. The group does not expect the adoption of this standard to have a material impact on its consolidated financial statements.SFAS 153—Exchanges of Non-monetary Assets—an amendment of APB Opinion No. 29

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Non-monetary Assets—An Amendment of APB Opinion No. 29, Accounting for Non-monetary Transactions.

The statement eliminates the exception from fair value measurement for non-monetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29 and replaces it with an exception for exchanges that do not have commercial substance.

SFAS 153 specifies that a non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange.

The statement is effective for all fiscal periods beginning after 15 June 2005 and is required to be adopted by the group effective 1 July 2005.

The group does not expect the adoption of this standard to have a material impact on its consolidated financial statements.

SFAS 154—Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3

In May 2005, the FASB issued SFAS 154, Accounting Changes and Error Corrections, to replace APB Opinion No. 20 by revising the accounting treatment and reporting requirements for all voluntary changes in accounting principles.

APB Opinion No. 20 required that the cumulative effect of the change in accounting principle be included in net income. Under the new statement, the change in accounting principle is applied retrospectively (as if the principle had always been used) to prior period’s financial statements, hence revising the comparative amounts.

The statement also specifically requires that changes in Depreciation, Amortization and Depletion Methods for long-lived, non-financial assets be accounted for as a change in estimate effected by a change in accounting principle. The group adopted SFAS 154 for the year ended 30 June 2005.

The adoption of the statement did not have an effect on the consolidated financial position and the results of the operations of the group.

EITF Issue 04-1, Accounting for Pre-Existing Relationships between the Parties to a Business Combination

In September 2004, the EITF of the FASB reached a consensus on Issue 04-1 that consummation of a business combination between parties with a pre-existing relationship should be evaluated to determine if a settlement of a pre-existing relationship exists.

Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements (Continued)

2.   Significant accounting policies (Continued)

The following issues were also addressed by the Emerging Issues Task Force and ratified by the FASB:

•       Executory Contracts—The effective settlement of an executory contract in a business combination should be measured at the lesser of (a) the amount by which the contract is favorable or unfavorable from the perspective of the acquirer when compared to pricing for current market transactions for the same or similar items or (b) any stated settlement provisions in the contract available to the counterparty to which the contract is unfavorable. To the extent that a stated settlement amount is less than the off-market component of the contract, the difference should be included as part of the business combination.

•       Acquisition of a right—The Task Force reached a consensus that the acquisition of a right that the acquirer had previously granted to the acquired entity to use the acquirer’s existing recognized or unrecognized intangible assets should also be included as part of the business combination.

•       Intangible Assets—The acquirer should recognize, apart from goodwill, an acquired entity’s intangible asset that, before the business combination, arose solely from the acquired entity’s contractual right to use the acquirer’s existing recognized or unrecognized intangible assets.

The Task Force also reached a consensus that the following disclosures should be required for business combinations between parties with a pre-existing relationship:

a)               The nature of the pre-existing relationship.

b)              The measurement of the settlement amount of the pre-existing relationship, if any, and the valuation method used to determine the settlement amount.

c)               The amount of any settlement gain or loss recognized and its classification in the statement of operations.

The group adopted EITF Issue 04-1 for the year ended 30 June 2005. The adoption of this statement did not have a material effect on the consolidated financial position and results of operations of the group.

EITF Issue 03-16, Accounting For Investments in Limited Liability Companies (LLC)

In March 2004, the EITF of the FASB reached a consensus on Issue 03-16, Accounting For Investments in Limited Liability Companies (LLC), and noted that an investment in an LLC that maintains a “specific ownership account” for each investor—similar to a partnership capital account structure—should be viewed as similar to an investment in a limited partnership for purposes of determining whether a non-controlling investment in an LLC should be accounted for using the cost method or the equity method. Therefore, the provisions of AICPA Statements of Position (SOP) 78-9 and related guidance, including Topic D-46, also apply to such LLCs.

The group adopted EITF Issue 03-16 for the year ended 30 June 2005. The adoption of this statement did not have any effect on the consolidated financial position and results of operations of the group.

Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements (Continued)

2.   Significant accounting policies (Continued)

EITF Issue 05-6, Determining the Amortization Period for Leasehold Improvements

In June 2005, the EITF of the FASB reached a consensus on Issue 05-6, on how an enterprise should account for existing lease agreements and related leasehold improvements acquired as part of a business combination. The issues are whether the lease term for operating leases should be re-evaluated at consummation of a purchase business combination and if the amortization period for leasehold improvements should be re-assessed by the acquiring entity in a business combination.

The consensus stated that leasehold improvements acquired in a business combination and those acquired after the inception of the lease should be amortized over the shorter of the useful life of the assets or a term that includes renewals that are reasonably assured at the date of acquisition of leasehold improvements.

The group adopted EITF Issue 05-6 for the year ended 30 June 2005. The adoption of this statement did not have any effect on the consolidated financial position and results of operations of the group.

EITF Issue 03-13, Applying the Conditions in Paragraph 42 of FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, in Determining Whether to Report Discontinued Operations

In November 2004, the EITF of the FASB reached a consensus on Issue 03-13 on evaluating whether the criteria in paragraph 42 of SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets, have been met for the purposes of classifying the results of operations of an entity that either has been disposed or classified as held for sale as discontinued operations.

The consensus stated that the criteria in paragraph 42 should only be applied to a component of the enterprise that is either disposed of or classified as held for sale in fiscal periods beginning after 15 December 2005. The group does not expect the adoption of this standard to have a material impact on its consolidated financial statements.

EITF Issue 04-6, Accounting For Stripping Costs Incurred During Production in the Mining Industry

During 2004, a committee of the EITF began discussing the accounting treatment for stripping costs incurred during the production phase of a mine. In March 2005, the EITF reached a consensus (ratified by the FASB) that stripping costs incurred during the production phase of a mine are variable production costs that should be included in the costs of inventory produced during the period that the stripping costs are incurred. The EITF consensus is effective for the first reporting period in years beginning after 15 December 2005, with early adoption permitted. The group has evaluated the impact of this EITF and it is believed that it will not have a material affect on our financial position and results of operations under US GAAP.

EITF Issue 04-10, Determining Whether to Aggregate Operating Segments That Do Not Meet the Quantitative Thresholds

In September 2004, the EITF of the FASB reached a consensus on Issue 04-10, on how an enterprise should evaluate the aggregation criteria in paragraph 17 of SFAS 131 when determining whether operating segments that do not meet the quantitative thresholds may be aggregated in accordance with paragraph 19 of SFAS 131.

Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements (Continued)

2.   Significant accounting policies (Continued)

The consensus stated that operating segments can only be aggregated if the segments have similar economic characteristics and share a majority of the aggregation criteria listed in SFAS 131.

EITF Issue 04-10 is effective for all financial periods beginning after 15 September 2005 and early adoption is permitted. The group adopted EITF Issue 04-10 for the year ended 30 June 2005. The adoption of this statement did not have a material effect on the segment disclosure of the group.

FSP No. FAS 19-1, Accounting for Suspended Well Costs

In April 2005, the FASB directed the FASB staff to provide guidance on the accounting for exploratory well costs, whether it is permissible to continue capitalizing well exploration costs beyond one year and to then propose an amendment to SFAS 19, Financial Accounting and Reporting by Oil and Gas Producing Companies, accordingly.

The FASB staff believes that exploratory well costs should continue to be capitalized when the well has found a sufficient quantity of reserves to justify its completion as a producing well and the enterprise is making sufficient progress assessing the reserves and the economic and operating viability of the project.

SFAS 19 has been amended accordingly to include that the costs of drilling an exploratory well or an exploratory-type stratigraphic well are capitalized as part of the enterprise’s uncompleted wells, equipment, and facilities pending the determination of whether the well has found proved reserves.

The group adopted FSP No. FAS 19-1 for the year ended 30 June 2005. The adoption of this statement did not have a material effect on the consolidated financial position and results of operations of the group.

FSP No. FAS 97-1, Situations in Which Paragraphs 17(b) and 20 of FASB Statement No. 97, “Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments”, Permit or Require Accrual of an Unearned Revenue Liability

In June 2004, the FASB issued FASB Staff Position 97-1, to clarify whether it is appropriate to recognize an unearned revenue liability to compensate the insurer for services to be performed over future periods when future profits are expected to decline from the current level or only when current profits are expected to be followed by future losses.

The FASB staff reached a consensus that an unearned revenue liability should be recognized for all amounts that have been assessed as to compensate insurers for services to be performed over future periods.

The FASB staff believes that paragraph 26 of SOP 03-1 is based on principles consistent with SFAS 97; however, it does not limit the accrual of unearned income for insurance benefit features of universal life-type contracts to situations where profits are expected to be followed by losses; that is, the facts and circumstances of each situation must be considered in determining the need for accruing unearned revenue. Paragraph 26 of SOP 03-1 specifies how to determine the amount of the accrual for the insurance benefit feature when profits are expected to be followed by losses. The group adopted FSP No. FAS 97-1 for the year ended 30 June 2005. The adoption of this statement did not have a material effect on the consolidated financial position and results of operations of the group.

Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements (Continued)

2.   Significant accounting policies (Continued)

FSP SFAS 109-1—Application of FASB Statement No. 109, Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004

In December 2004, the FASB issued FASB Staff Position 109-1 to provide guidance on the application of SFAS 109, Accounting for Income Taxes, to the provision within the American Jobs Creation Act of 2004 (the Act) that provides a tax deduction of up to 9% on qualified production activities.

FSP 109-1 clarifies that the tax deduction should be accounted for as a special deduction in accordance with SFAS 109. The group has adopted the provisions of this statement and it is applicable to the Sasol North American Operations only. The adoption of the statement did not have a material effect on the consolidated financial position and results of operations of the group.

FSP FAS 141-1 and FSP FAS 142-1, Interaction of FASB Statements No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets, and EITF Issue No. 04-2, “Whether Mineral Rights Are Tangible or Intangible Assets”

In April 2004, the FASB issued a FASB Staff Position 141-1 and 142-1, Interaction of SFAS 141, Business Combinations and SFAS 142, Goodwill and Other Intangible Assets, and EITF Issue 04-2, Whether Mineral Rights are Tangible or Intangible Assets (FSP 141-1 and 142-2).

FSP 141-1 and 142-1 define mineral rights as tangible assets. If the guidance in this FSP results in the reclassification of an asset, prior-period amounts on the statements of financial position shall be reclassified and any effects on amortization or depreciation of the asset shall be accounted for prospectively.

The group records mining mineral rights as tangible assets in accordance with its existing accounting policy, hence the adoption of this statement did not have any effect on the presentation of the consolidated financial position of the group as at 30 June 2005.

FSP No. FAS 142-2, Application of FASB Statement No. 142, Goodwill and Other Intangible Assets, to Oil-and Gas-Producing Entities

On 2 September 2004, the FASB issued FSP 142-2, Application of FASB Statement No. 142, Goodwill and Other Intangible Assets, to Oil- and Gas-Producing Entities.

Paragraph 8(b) of SFAS 142 states that it does not change the accounting prescribed in SFAS 19, Financial Accounting and Reporting by Oil and Gas Producing Entities

Questions have arisen as to whether the scope exception in paragraph 8(b) of SFAS 142 includes the balance sheet classification and disclosures for drilling and mineral rights of oil- and gas-producing entities.

In FSP 142-2, the FASB staff acknowledged that the accounting framework in SFAS 19 for oil and gas producing entities is based on the level of established reserves and not whether an asset is tangible or not. Accordingly, the FASB staff concluded that SFAS 142’s balance sheet classification and disclosure provisions do not apply to drilling and mineral rights of oil and gas producing entities.

However, an entity is not precluded from providing information about its drilling and mineral rights in addition to the information required by SFAS 69, Disclosures about Oil and Gas Producing Activities.

Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements (Continued)

2.   Significant accounting policies (Continued)

The group adopted FSP 142-2 for the year ended 30 June 2005.The adoption of this statement did not have a material effect on the presentation of the consolidated financial position of the group.

FSP No. EITF 03-1-1, Effective Date of Paragraphs 10-20 of EITF Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and It’s Application To Certain Investments”

In September 2004, the FASB issued a proposed FASB Staff Position No. EITF 03-1-1 to provide implementation guidance with respect to debt securities that are impaired solely due to interest rates and/or sector spreads and analyzed for other-than-temporary impairment under paragraph 16 of Issue 03-1.

The FASB has directed the FASB staff to delay the effective date for the measurement and recognition guidance contained in paragraphs 10—20 of Issue 03-1. The delay does not suspend the existing accounting requirements for assessing whether impairments of “held-to-maturity” and “available-for-sale” securities are other-than-temporary, including current guidance for investments held at cost.

The FSP has expanded the scope of the deferral to include all securities covered by EITF 03-1 rather than limiting the deferral to only certain debt securities that are impaired solely to interest rate and or sector spread increases.

3.   Segmental analysis

Reporting segments

The group has eight main reportable segments that comprise the structure used by the General Executive Committee (GEC) to make key operating decisions and assess performance. These are Sasol Mining, Sasol Synfuels, Sasol Liquid Fuels Business (LFB), Sasol Gas, Sasol Synfuels International (SSI), Sasol Polymers, Sasol Solvents and Sasol Olefins and Surfactants.

The group’s reportable segments are operating segments that are differentiated by the activities that each undertakes and the products they manufacture and market. They are managed separately because each business utilises different technology, manufacturing and marketing strategies.

The group evaluates the performance of its reportable segments based on operating profit. The group accounts for inter-segment sales and transfers as if the sales and transfers were entered into under the same terms and conditions as would have been entered into in a market related transaction.

The financial information of the group’s reportable segments is reported to the chief operating decision maker for purposes of making decisions about allocating resources to the segment and assessing its performance. The measurements of reportable segments’ profitability and assets are reconciled to the amounts reported in the group’s consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America.

The group has formed significant joint ventures to promote Sasol technology and products internationally. The group is promoting and marketing its gas-to-liquid (GTL) technology for converting remote or flared natural gas into new-generation, low-emission GTL diesel, GTL naphtha and other products. It is envisaged that Sasol Synfuels International (SSI) through the recent development of the GTL plants in Qatar and Nigeria would contribute significantly to the group results and will contribute to the growing of a global gas to liquid business in the future. Consequently the chief operating decision

Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements (Continued)

3.   Segmental analysis (Continued)

maker has chosen to include SSI as a reportable operating segment. SSI did not meet any of the quantitative thresholds but has been considered reportable and has been separately disclosed in terms of SFAS 131, Disclosures About Segments of an Enterprise and Related Information, as the chief operating decision maker believes that the information about SSI would be useful to readers of the financial statements.

The financial information presented to our chief operating decision maker, including the financial information of the group’s reportable segments, is presented in accordance with International Financial Reporting Standards (IFRS). Since the IFRS financial information is the basis on which segmental financial decisions are based, resources are allocated and performance is assessed, this is the accounting basis for segment reporting that is required to be disclosed. The IFRS segment reporting information is reconciled to the amounts reported in the group’s consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America for all years presented.

Sasol Mining

Sasol Mining’s activities include the mining and supply of coal to other segments including Sasol Synfuels, other group companies and to third parties.

Turnover is recognized upon delivery of the coal to the customer, which, in accordance with the related contract terms is the point at which the title and risks and rewards of ownership passes to the customer. Shipping and handling costs are included in turnover when billed to customers in conjunction with the sale of a product. The related costs of sales are recognized in the same period as the supply of the coal and include any shipping and handling costs incurred. All inter-segment sales are conducted at market related prices.

Sasol Synfuels

Sasol Synfuels’ activities include the production of synthesis gas from coal, supplied by Sasol Mining, using in-house technology to convert this into a wide range of liquid fuels intermediates and petrochemicals. Sasol Synfuels also provides chemical feedstock to, amongst others, Sasol Olefins and Surfactants, Sasol Polymers and Sasol Solvents.

Turnover (including inter-segment turnover) is recognized when title and the risks and rewards of ownership pass to the customer which is when the goods have passed over the appropriate weigh bridge or flow meter.

Sasol Liquid Fuels Business (LFB)

Sasol LFB is responsible for the group’s crude oil refining activities and for blending and marketing of all liquid fuels and lubricants.

Turnover derived from the supply of fuel oil is recognized upon delivery of the product to the customer, which in accordance with the related contract terms is when ownership passes to the customer. Turnover from the supply of fuel oil is based on measurement through a flow-meter into the customers’ tanks.

Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements (Continued)

3.   Segmental analysis (Continued)

Shipping and handling costs are included in turnover when billed to customers in conjunction with the sale of a product. The related costs of sales are recognized in the same period as the turnover.

Sasol Gas

Sasol Gas’ activities include the marketing of clean-burning pipeline gas sourced from Sasol Synfuels and natural gas from the Mozambican gas fields.

Turnover derived from the supply of gas is recognized upon delivery of the product to the customer, which in accordance with the related contract terms is when ownership passes to the customer. Turnover derived from the supply of gas is measured based on the reading of Sasol’s outlet flange on the customer’s premises.

Transportation and handling costs are included in turnover when billed to customers in conjunction with the sale of a product. The related costs of sales are recognized in the same period as the turnover.

Sasol Synfuels International

Sasol Synfuels International (SSI) is responsible for developing, implementing and managing international business ventures based on Sasol’s Fischer-Tropsch synthesis technology. SSI is also involved in the development of GTL fuels and production of other chemical products from GTL derived feedstocks. SSI is currently involved in the establishment of two GTL production facilities in Qatar and Nigeria and are conducting feasibility studies at various other locations around the world.

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

Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements (Continued)

3.   Segmental analysis (Continued)

In respect of the above chemical industry segments (Sasol Polymers, Sasol Solvents and Sasol Olefins and Surfactants), revenue recognition is determined in accordance with the contractual agreements entered into with customers. A brief summary of these terms is as follows:

Delivery terms	Title and risks and rewards of ownership pass to the customer
Ex-Tank sales	When products are loaded into the customer’s vehicle or unloaded from the seller’s storage tanks.
Carriage Paid To (CPT)	On delivery of products to a specified location (main carriage is paid for by the seller).
Free on Board (FOB)	When products are loaded into the transport vehicle—customer is responsible for shipping and handling costs.
Cost Insurance Freight (CIF) and Cost Freight Railage (CFR)	When products are loaded into the transport vehicle—seller is responsible for shipping and handling costs which are included in the selling price.
Proof of Delivery (POD)	When products are delivered to and signed for by the customer.
Consignment Sales	As and when products are consumed by the customer.

Turnover derived from the supply of chemical products is recognized at the point at which title and the risks and rewards of ownership pass to the customer as described above. The related cost of sales is recognized in the same period as turnover.

Other Businesses

Other businesses include the group’s treasury, upstream exploration and production activities, production and marketing of wax and wax related products, manufacturing of ammonia and its derivatives, research and development activities, synthesis gas, manufacturing of phenolics and cresylics and central administration activities.

Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements (Continued)

3.   Segmental analysis (Continued)

The results of the reporting segments were as follows:

		Year ended 30 June 2005			Year ended 30 June 2004			Year ended 30 June 2003
	Note	External turnover	Inter- segment turnover	Total turnover	External turnover	Inter- segment turnover	Total turnover	External turnover	Inter- segment turnover	Total turnover
		(Rand in millions)
Sasol Mining		1,471	3,744	5,215	1,083	4,161	5,244	1,013	4,003	5,016
Sasol Synfuels		820	17,864	18,684	1,329	14,664	15,993	1,210	15,766	16,976
Sasol Liquid Fuels Business		23,525	187	23,712	18,554	297	18,851	19,460	191	19,651
Sasol Gas		1,408	996	2,404	1,389	133	1,522	1,480	24	1,504
Sasol Synfuels International		—	—	—	7	—	7	7	—	7
Sasol Polymers		7,199	83	7,282	6,576	86	6,662	6,245	116	6,361
Sasol Solvents		8,063	341	8,404	5,956	499	6,455	5,950	622	6,572
Sasol Olefins and Surfactants		18,040	354	18,394	17,133	249	17,382	19,543	290	19,833
Other Businesses		8,713	3,534	12,247	8,124	3,609	11,733	9,647	2,906	12,553
Total Segments		69,239	27,103	96,342	60,151	23,698	83,849	64,555	23,918	88,473
Elimination of intersegment turnover				(27,103)			(23,698)			(23,918)
Total turnover				69,239			60,151			64,555
Reconciliation of segment information to consolidated financial statements
Adjustments:
Equity accounting and reversal of proportionate consolidation	1	(1,812)			(1,609)			(1,539)
Entities previously not consolidated	2	—			266			650
Other		—			—			103
As reported in consolidated income statements		67,427			58,808			63,769

Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements (Continued)

3.   Segmental analysis (Continued)

The results of the reporting segments were as follows (continued):

		Year ended 30 June 2005	Year ended 30 June 2004	Year ended 30 June 2003
	Note	Operating profit	Operating profit	Operating profit
		(Rand in millions)
Sasol Mining		1,247	1,194	1,273
Sasol Synfuels		7,560	5,512	7,423
Sasol Liquid Fuels Business		1,900	1,429	1,403
Sasol Gas		932	387	535
Sasol Synfuels International		(199)	(138)	(180)
Sasol Polymers		1,484	1,030	884
Sasol Solvents		1,243	117	436
Sasol Olefins and Surfactants		(221)	(67)	(5)
Other Businesses		560	(150)	142
Total Segments		14,506	9,314	11,911
Reconciliation of segment information to consolidated financial statements
Adjustments:
Equity accounting and reversal of proportionate consolidation	1	(180)	56	58
Entities previously not consolidated	2	—	106	146
Business combinations	3	99	(34)	(20)
Post-retirement healthcare	4	(186)	(126)	(280)
Research and development expensed	5	—	—	(74)
Derivative instruments	6	(1)	(12)	(251)
Foreign currency translation	7	(3)	(253)	(473)
Impairment	8	811	(34)	—
Provision for guarantee payable		—	—	205
Asset retirement obligations	9	(94)	(23)	(149)
Pension asset	10	(62)	(67)	(6)
Gain arising from issuance of subsidiary’s shares	11	—	(108)	—
Other		43	(80)	(56)
As reported in consolidated income statements		14,933	8,739	11,011

Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements (Continued)

3.   Segmental analysis (Continued)

The results of the reporting segments were as follows (continued):

		Year ended 30 June 2005		Year ended 30 June 2004		Year ended 30 June 2003
		Cash flow information		Cash flow information		Cash flow information
	Note	Additions to PPE*	Depreciation and amortisation	Additions to PPE*	Depreciation and amortisation	Additions to PPE*	Depreciation and amortisation
		(Rand in millions)
Sasol Mining		615	(532)	358	(567)	523	(473)
Sasol Synfuels		3,248	(611)	1,867	(1,154)	1,719	(992)
Sasol Liquid Fuels Business		1,011	(406)	588	(369)	681	(255)
Sasol Gas		204	(250)	1,544	(78)	2,466	(31)
Sasol Synfuels International		1,246	(1)	1,690	(1)	825	(1)
Sasol Polymers		4,423	(302)	1,703	(485)	553	(445)
Sasol Solvents		164	(301)	767	(272)	1,376	(157)
Sasol Olefins and Surfactants		907	(953)	1,201	(1,375)	740	(1,474)
Other Businesses		596	(653)	1,170	(720)	1,389	(695)
Total Segments		12,414	(4,009)	10,888	(5,021)	10,272	(4,523)
Reconciliation of segment information to consolidated financial statements
Adjustments:
Equity accounting and reversal of proportionate consolidation	1	(2,599)	174	(2,295)	141	(1,021)	111
Entities previously not consolidated	2	—	—	179	(5)	50	(36)
Business combinations	3	—	102	—	30	—	(12)
Research and development expensed	5	(25)	(38)	(42)	(3)	(99)	22
Derivative instruments	6	(205)	3	(66)	32	(22)	1
Impairment	8	—	—	—	(4)	—	(6)
Asset retirement obligations	9	46	6	(11)	20	83	—
Capital leases	12	—	20	(8)	(19)	(187)	(3)
Other		520	(6)	(240)	(36)	(215)	(68)
As reported in consolidated financial statements		10,151	(3,748)	8,405	(4,865)	8,861	(4,514)

*       Property, plant and equipment

Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements (Continued)

3.   Segmental analysis (Continued)

The assets and capital commitments of the reporting segments were as follows:

		Year ended 30 June 2005		Year ended 30 June 2004		Year ended 30 June 2003
	Note	Total assets	Capital commitments	Total assets	Capital commitments	Total assets	Capital commitments
		(Rand in millions)
Sasol Mining		3,862	822	3,829	730	3,945	512
Sasol Synfuels		12,340	2,909	9,314	6,381	9,087	1,495
Sasol Liquid Fuels Business		10,023	662	8,818	962	6,995	732
Sasol Gas		5,962	212	5,964	425	3,884	3,249
Sasol Synfuels International		6,076	5,990	2,955	5,482	1,462	6,786
Sasol Polymers		13,383	5,696	8,104	8,299	6,537	1,969
Sasol Solvents		7,506	86	7,062	215	6,232	1,064
Sasol Olefins and Surfactants		17,339	1,751	16,077	1,772	18,630	1,409
Other Businesses		11,089	1,041	11,057	514	12,653	856
Total Segments		87,580	19,169	73,180	24,780	69,425	18,072
Reconciliation of segment information to consolidated financial statements
Adjustments:
Equity accounting and reversal of proportionate consolidation	1	(7,356)	—	(3,460)	—	(1,532)	—
Entities previously not consolidated	2	—	—	—	—	436	—
Business combinations	3	(1,263)	—	(633)	—	(490)	—
Research and development expensed	5	(311)	—	(341)	—	(114)	—
Derivative instruments	6	(201)	—	(791)	—	(209)	—
Impairment	8	945	—	72	—	106	—
Pension asset	10	315	—	357	—	(451)	—
Capital leases	12	254	—	218	—	138	—
Deferred tax asset classification	13	578	—	267	—	356	—
Other		(113)	—	(104)	—	240	—
As reported in consolidated financial statements		80,428	19,169	68,765	24,780	67,905	18,072

Notes on the reconciliation of segment information to the consolidated financial statements

1                    Equity accounting and reversal of proportionate consolidation

For the years ended 30 June 2005, 30 June 2004 and 30 June 2003, proportionate consolidation is applied with respect to incorporated joint ventures for management reporting purposes. Under US GAAP, the equity method of accounting is applied.

Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements (Continued)

3.   Segmental analysis (Continued)

2                    Entities previously not consolidated

From 1 January 2004, Naledi Petroleum Holdings (Pty) Limited (NPH) was consolidated for both management reporting purposes and for US GAAP. (See Note 4 Acquisitions for details relating to the acquisition of the remaining 75.63% of NPH).

For the year ended 30 June 2003 and up to 31 December 2003, for management reporting purposes, NPH is equity accounted whereas under US GAAP, it is consolidated as a subsidiary.

3                    Business combinations

For the years ended 30 June 2005, 30 June 2004 and 30 June 2003, the timing of recording of certain fair value adjustments differs under US GAAP to those recorded for management reporting purposes because transactions were not accounted for at the same effective date. This will have a continuing impact on depreciation of these items.

Also, for the years ended 30 June 2004 and 30 June 2003, negative goodwill is recognized for management reporting purposes and amortized over the remaining useful life of non-financial assets acquired. With effect from 1 July 2004, negative goodwill was written off against opening retained earnings and is no longer amortized. US GAAP requires that negative goodwill be allocated to reduce the amounts of any non-financial assets acquired and any excess amount remaining is recognized as an extraordinary gain in the period that it arises.

4                    Post-retirement healthcare

For the years ended 30 June 2005, 30 June 2004 and 30 June 2003, for management reporting purposes the healthcare liability is calculated as the expected future contributions required to be made in respect of eligible employees once they have retired. US GAAP requires that the liability be calculated on the basis of expected future benefits to be provided to eligible employees and that the actuarial valuation includes both employer’s share of contributions and the required cross-subsidy. For management reporting purposes the 10% corridor rule is applied to net actuarial gains/(losses), whereas the group’s US GAAP accounting policy requires the immediate recognition on net actuarial gains/(losses).

5                    Research and development expensed

For the year ended 30 June 2003, for management reporting purposes, research costs are recognized in the income statement while certain development costs on capital projects are capitalized. US GAAP requires that these development costs be recognized in the income statement as incurred.

6                    Derivative instruments

For the years ended 30 June 2005, 30 June 2004, and 30 June 2003, all new derivative contracts entered into subsequent to 30 June 2002 met the criteria for hedge accounting under both US GAAP and for management reporting purposes. All contracts entered into prior to 30 June 2002 (open forward exchange contracts) which still existed at 30 June 2005, 30 June 2004 and 30 June 2003 did not meet the hedge accounting criteria under US GAAP and as such hedge accounting was not applied.

Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements (Continued)

3.   Segmental analysis (Continued)

7                    Foreign currency translation

For the years ended 30 June 2005, 30 June 2004, and 30 June 2003, only one entity was accounted for differently for management reporting purposes and under US GAAP. As a result the translation gains and losses arising on translation of monetary assets and liabilities of this entity are recognized in the income statement.

8                    Impairment

For the years ended 30 June 2005, 30 June 2004 and 30 June 2003, the cumulative effect of impairment recognized for management reporting purposes is reversed under US GAAP. For management reporting purposes, property, plant and equipment is considered to be impaired when its carrying value exceeds the discounted estimated future cash flows, whereas under US GAAP an initial impairment review is required to be performed on an undiscounted basis.

9                    Asset retirement obligations

For the years ended 30 June 2005, 30 June 2004, and 30 June 2003, for management reporting purposes asset retirement obligations are discounted at a risk free discount rate which is reassessed annually, whereas under US GAAP, a credit adjusted rate is used for the entire period and not reassessed. Also, for management reporting purposes, notional interest is recognized as interest expense in the income statement in the year that it was incurred. Under US GAAP the accretion charge is recognized as an operating expense.

10             Pension asset

For the years ended 30 June 2005, 30 June 2004, and 30 June 2003, for management reporting purposes, any unamortized prior service cost is recognized in the income statement in the year that the obligation arose. Under US GAAP, the unamortized prior service cost is recognized over the expected remaining working life of participants, or where almost all of the plans’ participants are inactive, the unamortized prior service cost is recognized over the remaining life expectancy of those participants.

11             Gain arising from issuance of subsidiary’s shares

For the year ended 30 June 2004, for management reporting purposes, the gain arising from issuance of subsidiary’s shares was reflected in operating income however under US GAAP this gain has been reflected as non-operating income.

12             Capital leases

Certain leases classified as operating leases for management reporting purposes were classified as capital leases under US GAAP as they met the requirements for capitalization.

13             Deferred tax asset classification

For the years ended 30 June 2005, 30 June 2004, and 30 June 2003, for management reporting purposes, total segment assets exclude deferred tax assets.

In addition, other reconciling differences arise as a result of the tax impact of certain other differences between amounts reported for management reporting purposes and those under US GAAP.

Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements (Continued)

3.   Segmental analysis (Continued)

Geographic information

In terms of geographic analysis, turnover, the related costs of inventory sold and trade receivables are reported by location of customer and other assets and expenditure by the location of the operating activities. The principal geographic markets and operating activities are in Europe, Asia, North America and South Africa. Within the principal geographic market of Europe, the majority of assets are located in and turnover and operating profit mainly derived from Germany and Italy. Within the principal geographic market of North America, the majority of assets are located in and external turnover and operating profit are derived from the United States of America.

2005	Turnover (external)	Operating profit/(loss)	Total assets	Additions to PPE*	Capital commitments
	(Rand in millions)
Germany	4,737	383	5,848	259	328
Italy	2,383	276	3,861	171	116
The Netherlands	1,729	202	440	48	—
Rest of Europe	8,296	625	2,662	12	—
Europe	17,145	1,486	12,811	490	444
Iran	71	(19)	1,823	823	2,427
Qatar	41	127	2,633	872	1,053
Rest of Middle East and India	1,221	128	482	1	—
Middle East and India	1,333	236	4,938	1,696	3,480
Far East	2,507	153	859	1	9
United States of America	7,596	(228)	6,665	247	163
Rest of North America	553	7	153	—
North America	8,149	(221)	6,818	247	163
South America	760	(5)	249	—	—
Southeast Asia and Australasia	1,397	85	1,456	3	—
Mozambique	44	76	3,970	81	427
Nigeria	116	29	1,964	460	5,076
Other African Countries	2,393	431	888	68	145
Rest of Africa	2,553	536	6,822	609	5,648
Republic of South Africa	35,395	12,236	53,627	9,368	9,425
Total segments	69,239	14,506	87,580	12,414	19,169

*       Property, plant and equipment

Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements (Continued)

3.   Segmental analysis (Continued)

	Turnover	Operating	Total	Additions to	Capital
2004	(external)	profit/(loss)	assets	PPE*	commitments
	(Rand in millions)
Germany	4,646	267	5,108	255	70
Italy	2,296	(40)	3,302	236	152
The Netherlands	1,566	114	634	220	—
Rest of Europe	7,124	250	2,076	6	4
Europe	15,632	591	11,120	717	226
Iran	93	2	711	474	2,819
Qatar	47	—	1,510	1,085	2,010
Rest of Middle East and India	1,307	80	358	1	—
Middle East and India	1,447	82	2,579	1,560	4,829
Far East	2,062	195	674	3	2
United States of America	6,618	(294)	5,944	191	58
Rest of North America	442	(9)	118	—
North America	7,060	(303)	6,062	191	58
South America	723	4	161	—	—
Southeast Asia and Australasia	1,211	36	1,456	34	—
Mozambique	32	(207)	4,220	755	305
Nigeria	155	28	844	593	3,472
Other African Countries	2,875	383	484	74	25
Rest of Africa	3,062	204	5,548	1,422	3,802
Republic of South Africa	28,954	8,505	45,580	6,961	15,863
Total segments	60,151	9,314	73,180	10,888	24,780

*       Property, plant and equipment

Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements (Continued)

3.   Segmental analysis (Continued)

2003	Turnover (external)	Operating profit/(loss)	Total assets	Additions to PPE*	Capital commitments
	(Rand in millions)
Germany	5,078	(404)	5,717	319	221
Italy	2,722	(94)	3,795	284	236
The Netherlands	1,615	222	959	61	60
Rest of Europe	7,734	1,057	2,115	15	5
Europe	17,149	781	12,586	679	522
Iran	65	2	228	224	1,295
Qatar	87	130	645	559	3,780
Rest of Middle East and India	1,924	92	489	3	—
Middle East and India	2,076	224	1,362	786	5,075
Far East	1,634	229	611	2	—
United States of America	8,186	(221)	7,064	204	192
Rest of North America	623	(8)	128	—	—
North America	8,809	(229)	7,192	204	192
South America	697	7	149	—	—
Southeast Asia and Australasia	1,095	(12)	1,769	27	36
Mozambique	40	(181)	3,149	1,953	1,461
Nigeria	131	23	753	59	3,654
Other African Countries	1,788	173	487	3	20
Rest of Africa	1,959	15	4,389	2,015	5,135
Republic of South Africa	31,136	10,896	41,367	6,559	7,112
Total segments	64,555	11,911	69,425	10,272	18,072

*       Property, plant and equipment

Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements (Continued)

4.   Acquisitions and disposals of businesses

Acquisitions

2005 Acquisitions

There were no significant acquisitions for the year ended 30 June 2005.

2004 Acquisitions

Naledi Petroleum Holdings (Pty) Limited

With effect from 1 January 2004 the group acquired the remaining 75.63% of Naledi Petroleum Holdings (Pty) Limited (NPH) for a total consideration of R369 million of which R223 million was settled in cash and R146 million by the issue of Sasol Oil (Pty) Limited shares. In terms of the transaction, 22 shares in Sasol Oil (Pty) Limited (representing 2% of the issued shares of the company) were issued to some of the previous shareholders of NPH. The issue of these shares had the effect of diluting Sasol’s interest in Sasol Oil (Pty) Limited by 2.04%. The effect of the dilution of the group’s interest in Sasol Oil (Pty) Limited resulted in a gain of R108 million being realized. NPH through its Excel brand supplies fuel and lubricants to retail and commercial markets.

	Book value at acquisition	Fair value adjustments	Total fair value	% acquired 75.63%
	(Rand in millions)
Cash and cash equivalents	142	—	142	107
Accounts receivable, net of allowance for doubtful accounts	305	—	305	231
Inventory	1	—	1	1
Current assets	448	—	448	339
Property, plant and equipment less accumulated depreciation	91	162	253	191
Intangible assets (Refer Note 14)	—	558	558	422
Investments	40	9	49	37
Long-term receivables	24	—	24	18
Deferred tax	7	—	7	5
Non-current assets	162	729	891	673
Total assets acquired	610	729	1,339	1,012
Current liabilities	(544)	—	(544)	(411)
Deferred tax	—	(167)	(167)	(127)
Long-term obligations	—	(162)	(162)	(123)
Total liabilities assumed	(544)	(329)	(873)	(661)
Net assets acquired	66	400	466	351
Goodwill				18
Consideration paid				369

NPH was consolidated for the year ended 30 June 2003, with a minority interest of 75.63%. NPH was consolidated as it was considered to be a special purpose entity. For the year ended 30 June 2003, NPH’s

Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements (Continued)

4.   Acquisitions and disposals of businesses (Continued)

turnover would have been included in the group turnover and as such no proforma effect has been presented. The group’s attributable earnings for the year ended 30 June 2003 was however reduced by the minority interest of 75.63%.

The unaudited condensed proforma effect for the acquisition of the remaining 75.63% of NPH, had the acquisition occurred at the beginning of the years ended 30 June 2004 and 30 June 2003 are set out below:

	2004	2003
	(unaudited)
	(Rand in millions)
Attributable earnings as reported	5,358	7,344
NPH minority interest	33	88
Pro forma attributable earnings	5,391	7,432
Earnings per share as reported (cents)	878	1,206
Proforma earnings per share (cents)	884	1,220
Diluted earnings per share as reported (cents)	870	1,185
Pro forma diluted earnings per share (cents)	875	1,199

Other smaller acquisitions which were accounted for in accordance with the purchase method of accounting during the year ended 30 June 2004, were as follows:

With effect from 1 July 2003 Sasol Italy SpA acquired the remaining 48,05% shares in G.D. Portbury Limited (Dubai) trading as Sasol Gulf for a cash consideration of US$ 2,7 million (R17 million).

In December 2003, Sasol Chemical Industries Limited acquired the remaining 58% shares in ChemCity (Pty) Limited for a consideration of R22 million, net of cash acquired of R16 million.

Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements (Continued)

4.   Acquisitions and disposals of businesses (Continued)

2003 Acquisitions

Schümann Sasol International Aktiengesellschaft

With effect from 1 July 2002, the group acquired the remaining 33.3% of Schümann Sasol International, which was renamed Sasol Wax for R521 million. Sasol Wax operates wax manufacturing, blending and marketing operations in Germany, the Netherlands, the USA, South Africa and China.

	Book value at acquisition	Fair value adjustments	Total fair value	% acquired 33.33%
	(Rand in millions)
Cash and cash equivalents	157	—	157	52
Accounts receivable, net of allowance for doubtful accounts	5	—	5	2
Inventories	737	67	804	268
Other receivables	788	(2)	786	262
Current assets	1,687	65	1,752	584
Property, plant and equipment less accumulated depreciation	1,303	558	1,861	620
Goodwill in underlying subsidiaries	177	(177)	—	—
Investments	98	120	218	73
Long-term receivables	182	—	182	61
Intangible assets	3	—	3	1
Non-current assets	1,763	501	2,264	755
Total assets acquired	3,450	566	4,016	1,339
Current liabilities	(1,195)	(136)	(1,331)	(443)
Deferred tax	(57)	(285)	(342)	(114)
Long-term debt	(231)	—	(231)	(77)
Long term obligations	(631)	—	(631)	(210)
Total liabilities assumed	(2,114)	(421)	(2,535)	(844)
Net assets acquired	1,336	145	1,481	495
Minority interest				(33)
Goodwill				59
Consideration paid				521

Other smaller acquisitions amounting to R155 million, net of cash acquired of R119 million, were also made and accounted for in accordance with the purchase method of accounting during the year ended 30 June 2003.

Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements (Continued)

4.   Acquisitions and disposals of businesses (Continued)

Disposals

2005 Disposals

On 1 March 2005, Sasol Wax International AG underwent a restructuring whereby the entity disposed of its investment in Euro Schumann Sasol Wax GmbH and simultaneously acquired a 100% investment in Sasol Wax Danmark APS and a 31.25% direct interest in Paramelt RMC BV.

Prior to the transaction Sasol Wax International AG held an effective 31.88% interest in Paramelt, hence resulting in a 0.625% dilution of their shareholding in Paramelt and net cash disposed of R47 million.

The restructuring was a non-monetary fair value transaction and was accounted for as a share-for-share exchange, hence there was no gain or loss recognized in the current year.

With effect from 1 March 2005, Paramelt RMC BV was equity accounted and Sasol Wax Danmark was consolidated.

Other smaller disposals amounting to R35 million less cash disposed of, of R34 million, were also recognized during the year ended 30 June 2005.

2004 Disposals

During the year ended 30 June 2004, the group made the following disposals:

Sasol Servo BV (Sasol Servo)

During 2004, Sasol Chemie GmbH sold its 100 % shareholder interest in Sasol Servo to UK-listed Elementis Plc for euro 27 million (R204 million) in cash. The group recorded a profit on disposal of euro 3.7 million (R28 million).

Sasol Servo is a speciality chemicals manufacturer based in the Netherlands which was acquired by Sasol as part of the Condea acquisition in 2001. Sasol Servo had an annual turnover of approximately euro 120 million, and consists of four divisions: coating additives, oilfield chemicals, chemicals and speciality surfactants, and pulp and paper chemicals.

This transaction is consistent with Sasol’s stated commitment to divest of any non-core chemical assets at values that benefit the interests of its shareholders.

Energy Storage Technologies Inc. (EST)

During 2004, Sasol Wax International AG disposed of its 50% interest in EST for a nominal amount. The group recorded a profit on disposal of approximately euro 5.9 million (R50 million).

EST’s activities included providing temperature control products and services based on the use of phase change materials and vacuum insulation.

This transaction is consistent with Sasol’s stated commitment to divest of any non-core assets at values that benefit the interests of its shareholders.

Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements (Continued)

4.   Acquisitions and disposals of businesses (Continued)

2003 Disposals

There were no significant disposals for the year ended 30 June 2003.

5.   Operating profit

Operating profit is stated after taking into account:

	30 June 2005	30 June 2004	30 June 2003
	(Rand in millions)
Amortization of intangible assets	407	493	349
Depreciation of property, plant and equipment (including capitalized leases)	3,341	4,372	4,165
—Coal mining assets	482	452	407
—Buildings	181	187	208
—Plant, equipment and vehicles	2,678	3,733	3,550
Exploration costs written off	121	223	120
Effect of the crude oil hedge*	1,147	—	—
Loss/(gain) on disposal of non-current assets	267	(165)	(9)
Loss/(gain) on disposal of businesses	2	(78)	—
(Gain)/loss on disposal of equity accounted investees	(31)	27	—
Impairment of
—Investment in Black Top Holdings (Pty) Limited	35	—	—
—Property, plant and equipment	218	253	5
—Goodwill and intangible assets	13	26	53
—Investment in securities	2	5	—
Operating lease rentals
—Equipment	257	205	250
—Buildings	156	99	90
Research and development expenditure	241	427	461
Restructuring charges	69	110	90
Technical fees	293	259	247
Write down of inventory to market value	47	62	44

*       During the year ended 30 June 2005, a portion of the group’s exposure to crude oil price volatility was hedged by entering into a derivative financial instrument resulting in a R1,147 million loss being recognized in the current year.

Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements (Continued)

6.   Finance costs

	30 June 2005	30 June 2004	30 June 2003
	(Rand in millions)
Interest incurred	1,370	1,450	1,279
Less: amounts capitalized	(1,038)	(1,082)	(1,008)
	332	368	271
Amounts capitalized to:
Property, plant and equipment	(602)	(750)	(808)
Intangible assets	—	—	(13)
Equity accounted investees	(436)	(332)	(187)
	(1,038)	(1,082)	(1,008)

7.   Income tax

	30 June 2005	30 June 2004	30 June 2003
	(Rand in millions)
Income/(loss) before tax
South Africa	13,492	9,833	11,390
Foreign	1,248	(1,157)	(443)
	14,740	8,676	10,947

	30 June 2005	30 June 2004	30 June 2003
	(Rand in millions)
Current tax
—South African normal tax	(3,325)	(2,844)	(3,109)
—Secondary tax on companies (STC)	(375)	(343)	(370)
—Foreign	(624)	(289)	(322)
Total current tax	(4,324)	(3,476)	(3,801)
Deferred Tax
—South African	(693)	202	(166)
—Foreign	(140)	97	52
Total deferred tax (expense)/income	(833)	299	(114)
Income tax expense for the year	(5,157)	(3,177)	(3,915)

Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements (Continued)

7.   Income tax (Continued)

Total income tax expense differs from the amount computed by applying the South African normal tax rate to income before tax. The reasons for these differences are as follows:

Reconciliation of tax rate	30 June 2005	30 June 2004	30 June 2003
	%	%	%
South African normal tax rate	30.0	30.0	30.0
Increase in rate of tax due to:
—STC	2.6	4.0	3.4
—Change in tax rate	—	—	0.1
—Different foreign tax rates	0.2	0.1	0.1
—Prior year adjustments	0.6	—	—
—Change in valuation allowance	0.9	1.0	1.3
—Disallowed expenditure	2.2	3.8	3.8
	36.5	38.9	38.7
Decrease in rate of taxation due to:
—Prior year adjustments	—	(1.0)	(0.8)
—Exempt income	(0.8)	(0.8)	(2.1)
—Investment incentive allowance	(0.7)	—	—
—Change in tax rate	—	(0.5)	—
Effective tax rate	35.0	36.6	35.8

The tax effects of temporary differences comprising the net deferred income tax liability are as follows:

	30 June 2005	30 June 2004
	(Rand in millions)
Deferred tax assets
Property, plant and equipment	89	65
Goodwill and intangible assets	142	159
Current assets	187	188
Long-term debt	104	58
Long-term obligations	1,730	1,431
Calculated tax losses carried forward	1,724	1,397
Other	144	208
	4,120	3,506
Less valuation allowance	(671)	(414)
Total deferred tax assets	3,449	3,092
Deferred tax liabilities
Property, plant and equipment	(7,781)	(6,862)
Intangible assets	(157)	(217)
Current assets	(755)	(454)
Other	(297)	(229)
Total deferred tax liabilities	(8,990)	(7,762)
Net deferred tax liability	(5,541)	(4,670)

Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements (Continued)

7.   Income tax (Continued)

The net deferred tax liability has been classified in the consolidated balance sheet as follows:

	30 June 2005	30 June 2004
	(Rand in millions)
Current deferred tax asset	154	5
Non-current deferred tax asset	424	262
Current deferred tax liability	(196)	(165)
Non-current deferred tax liability	(5,923)	(4,772)
	(5,541)	(4,670)
South Africa	(4,804)	(3,999)
Germany	(360)	(324)
Italy	13	109
United States of America	(441)	(462)
Rest of the world	51	6
	(5,541)	(4,670)

At 30 June 2005, the group had unutilized calculated tax losses carried forward of approximately R5,088 million, of which R177 million will expire in 2006 and 2007, R485 million will expire in 2008 and 2009, R202 million will expire in 2010, R29 million will expire in 2013, R884 million in 2016, R68 million between 2019 and 2025, and R3,243 million can be carried forward indefinitely. A portion of the calculated tax losses carried forward may be subject to various statutory limitations as to its usage in the event of significant changes in ownership or change in main operating activity of the entity.

Due to the uncertainty surrounding the realisation and timing of realisation of the deferred tax assets per jurisdictional area, the group has recorded a valuation allowance of R671 million (2004—R414 million, 2003—R349 million).

The net change in the total valuation allowance was an increase of R257 million (2004—R65 million, 2003—R102 million).

At 30 June 2005, management believes it is more likely than not that the deferred tax assets, net of existing valuation allowances will be realized.

If tax benefits are recognized in the future through a reduction of the valuation allowance, R57 million (2004—R59 million, 2003—R68 million) of such benefits will reduce intangible assets.

Unremitted earnings of foreign subsidiaries and foreign corporate joint ventures

No provision has been made for South African income tax or foreign tax that may result from future remittances of undistributed earnings of foreign subsidiaries or foreign corporate joint ventures because it is expected that such earnings will be permanently reinvested in these foreign entities. The distribution of these undistributed earnings of R1,539 million (2004—R1,010 million, 2003—R1,669 million) by these entities would result in income and foreign withholding taxes of approximately R80 million (2004—R55 million, 2003—R242 million).

Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements (Continued)

7.   Income tax (Continued)

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

If the group distributed all of its undistributed retained earnings, of which R45,240 million (2004—R38,163 million), 2003—R 33,856 million) would be subject to STC, the group would have to pay additional taxes of R5,027 million (2004—R4,240 million, 2003—R3,762 million). If all the earnings attributable to shareholders for the year ended 30 June 2005 were distributed, the additional estimated STC charge would be R789 million (2004—R478 million, 2002—R465 million). The group expects that R1,877 million undistributed earnings earned before 1 April 1993 of two dormant companies will be distributed without attracting STC of R209 million.

At 30 June 2005 the group had R67 million STC credits available for set-off against future dividends declared (2004—R76 million, 2003—R nil).

Change in South African Tax Rate

On 8 July 2005, the State President signed the Taxation Laws Amendment Act of 2005 with the effect that all of our South African registered companies will be assessed at a tax rate of 29% for the year ended 30 June 2005 and all years thereafter.

Had the income tax expense been calculated at 29% for the 2005 financial year, the impact on our reported results would have been as follows:

	Year ended 30 June 2005
	As reported	Pro-forma	Change
	(Rand in millions)
Balance sheet
Income tax payable	(686)	(574)	(112)
Net deferred tax liability	(5,541)	(5,380)	(161)
Income statement
Income tax	(5,157)	(4,886)	(271)
Earnings of equity accounted investees	307	312	(5)
Minority interest	(103)	(107)	4
Earnings attributable to shareholders	9,787	10,059	(272)
Earnings per share (cents)
Basic	1,594	1,639	(44)
Diluted	1,567	1,611	(43)

Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements (Continued)

8.   Earnings per share

Basic earnings per share is computed by dividing earnings attributable to shareholders by the weighted average number of ordinary shares outstanding for the period. Diluted earnings per share reflect the potential dilution that could occur if all of the group’s outstanding stock options, to the extent that the effect would be dilutive, were exercised.

No adjustments were made to reported earnings attributable to shareholders in the computation of earnings per share.

The following table reconciles the weighted average number of ordinary shares used in calculating basic earnings per share to the diluted weighted average number of shares used in the calculation of diluted earnings per share:

	30 June 2005	30 June 2004	30 June 2003
	(Rand in millions)
Earnings attributable to shareholders	9,787	5,358	7,344

	(Number of shares)
Weighted average number of shares:
Average shares outstanding—basic shares (in millions)	613.8	610.0	609.3
Potential dilutive effect of stock options (in millions)	10.6	6.2	10.3
Average shares outstanding—diluted shares (in millions)	624.4	616.2	619.6

9.   Cash and cash equivalents and cash restricted for use

Cash and cash equivalents

	30 June 2005	30 June 2004
	(Rand in millions)
Cash on hand and in bank	1,978	1,267
Short-term deposits	347	100
Other	25	43
	2,350	1,410

Cash restricted for use

	30 June 2005	30 June 2004
	(Rand in millions)
Cash held in trust	51	66
Collateral for bank guarantees	119	206
Other Sasol Chemie restricted cash	—	508
Other	161	150
	331	930

Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements (Continued)

9.   Cash and cash equivalents and cash restricted for use (Continued)

Included in cash restricted for use are:

•       Cash held in trust of R51 million (2004—R66 million), which is restricted for use and is being held in escrow to fund statutory obligations for mining rehabilitation which is to take place during the year ending 30 June 2006;

•       Cash deposits of R119 million (2004—R206 million) serving as collateral for bank guarantees; and

•       Other cash of R161 million to which the group has restricted title, mainly in its cell captive insurance companies where the funds are restricted solely to be utilized for insurance purposes.

During the year ended 30 June 2005, the secured loan relating to Sasol Chemie was settled in full, hence the cash restricted for use in the prior year of R508 million has been moved to cash and cash equivalents.

10.   Trade, other receivables and prepaid expenses

	30 June 2005	30 June 2004
	(Rand in millions)
Trade receivables	8,285	7,316
Less: provision for doubtful debts	(200)	(210)
Net trade receivables	8,085	7,106
Duty at source debtors*	1,234	1,110
Value added tax	638	630
Amounts due from related parties	558	396
Insurance related receivables	282	177
Short-term receivables under derivative financial instruments	174	17
Prepaid expenses	126	66
Short-term portion of long-term receivables	38	77
Capital project related debtors	41	82
Other receivables	587	736
	11,763	10,397

Roll forward of provision for doubtful debts:

	30 June 2005	30 June 2004
	(Rand in millions)
Balance at beginning of year	210	166
Charged to income statement	88	99
Bad debts written off	(102)	(46)
Foreign currency difference	4	(9)
Balance at end of year	200	210

*       Duty at source debtors represents the amounts recoverable from customers as soon as the excise dutiable materials are moved from the refineries. The recoverable amounts are only recorded to the extent that the risks and rewards of ownership have been transferred.

Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements (Continued)

11.   Inventories

	30 June 2005	30 June 2004
	(Rand in millions)
Crude oil and other raw materials	2,356	1,601
Process material	358	340
Maintenance and other materials	878	864
Work in process	151	109
Manufactured products	5,823	5,013
Consignment inventory	84	32
	9,650	7,959

Roll forward of provision for inventory obsolescence

	30 June 2005	30 June 2004
	(Rand in millions)
Balance at beginning of year	170	59
Provison raised during the year	71	169
Utilized during the year	(46)	(58)
Balance at end of year	195	170

Inventories to the value of approximately R nil (2004—R2,801 million) have been pledged as security for long-term debt.

12.   Investments in securities

Marketable equity and debt securities

Held-to-maturity investments at 30 June 2005 and 30 June 2004 consist of debt securities. There were no available-for-sale or trading securities at 30 June 2005 or 30 June 2004.

Held-to-maturity investments are held at amortized cost and all have maturity dates in excess of five years.

There were no changes in the classification of held to maturity investments from the time of purchase to 30 June 2005.

	30 June 2005		30 June 2004
	Amortised cost	Fair value	Amortised cost	Fair value
	(Rand in millions)
Held-to-maturity investments	194	194	144	144

There were no unrealized gains / (losses) recognized for the year ended 30 June 2005 and 30 June 2004.

These investments are legally restricted for the purposes of the rehabilitation requirements incurred by Sasol Mining.

Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements (Continued)

12.   Investments in securities (Continued)

Unlisted equity securities

The unlisted investments represent strategic investments of the group and are long-term in nature.

	Holding	30 June 2005	Holding	30 June 2004
	%	(Rand in millions)%		(Rand in millions)
sEnergy Insurance Limited	6%	67	6%	63
Aethylen Rohrleitungsgesellscharf. GmbH & CoKG pipeline	17%	122	17%	115
Other—not considered significant in aggregate		12		47
Total unlisted investments		201		225
Investments held-to-maturity		194		144
Total investments		395		369

13.   Investments in equity accounted investees

At 30 June 2005, the group’s significant equity accounted investees and the group’s ownership interest in those equity accounted investees based on outstanding shares and the total carrying value were as follows:

		30 June 2005		30 June 2004
Joint ventures	Ownership	Carrying Value	Ownership	Carrying Value
	%	(Rand in millions)%		(Rand in millions)
Tosas Holdings (Pty) Limited	70%	52	70%	47
Merisol LP	50%	341	50%	361
Sasol Southwest Energy LLC	—	—	50%	7
Escravos Gas-to-Liquids joint venture (unincorporated)	37.5%	772	37.5%	322
Oryx Gas-to-Liquids Limited	49%	849	49%	499
Sasol Chevron	50%	122	50%	67
Optimal Olefins Malaysia Sdn.Bhd	12%	388	12%	478
Petlin (Malaysia) Sdn. Bhn	40%	271	40%	292
Ayra Sasol Polymer Company	50%	1,005	50%	465
Sasol Petroleum Mocambique Limitada (Petromoc)	49%	9	49%	10
FFS Refiners (Pty) Limited	49%	41	49%	47
Wesco China Limited	40%	82	40%	70
Sasol Dia Acrylates (South Africa) (Pty) Limited and Sasol Dia Acrylates (Pty) Limited	50%-75%	1,182	50%-75%	997
Sasol—Huntsman GmbH and Co KG	50%	107	50%	284
Other—not considered signficant in aggregate		210		243
		5,431		4,189

Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements (Continued)

13.   Investments in equity accounted investees (Continued)

None of the group’s investments in equity accounted investees are publicly traded and therefore no quoted market prices are available to be disclosed.

During the year interest charges of R436 million (2004—R332 million) were capitalized on the group’s investments in equity accounted investees while the investee had activities in progress necessary to commence its planned principal operations provided that the equity accounted investees’ activities include the use of funds to construct qualifying assets for operations. The investees’ activities included the use of funds to construct qualifying assets for its operations.

The group’s share of undistributed gains of equity accounted investees approximates R345 million (2004—loss of R20 million). The movement was primarily attributable to the Acrylates and Sasol-Huntsman joint ventures as well as the disposal of Sasol Southwest Energy LLC. Included in the carrying value of equity accounted investees is goodwill of R196 million (2004—R189 million).

Sasol entered into shareholder agreements with the minority shareholders in Tosas Holdings (Pty) Limited that restricts Sasol’s ability to exercise control over the operations or assets due to certain approval or veto rights granted to those minority shareholders. The shareholder agreements entered into by Sasol provide each of the minority shareholders with substantive participating interests in the operations of this investee such that Sasol is precluded from exercising control.

Having limited control over the above equity accounted investee results in Sasol only being able to realize its gains by selling the investments. Although unlikely and contrary to Sasol’s strategy, such disposal would result in an insignificant amount of capital gains tax on recognized gains.

Both Sasol Dia Acrylates (South Africa) (Pty) Limited and Sasol Dia Acrylates (Pty) Limited are designed so that substantially none of their activities either involve or are conducted on behalf of the reporting enterprise and its related parties as specified in FIN 46 (R). Hence Sasol has no ability to control these entities and does not substantially benefit from the shareholding, as both sales and purchases to Sasol are less than 30%. The shareholder agreements entered into by Sasol provide the other shareholder with equal substantive participating interests in the operations of this investee such that Sasol is precluded from exercising control.

During the year ended 30 June 2005, Sasol Southwest Energy LLC was sold for R20 million and the group recorded a profit on sale of associate of approximately R25 million. Management decided to dispose of its 50% investment in Sasol Southwest Energy LLC as a result of rationalisation of the Sasol Nitro business.

The group is intending to sell its investment in FFS Refiners (Pty) Limited.

Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements (Continued)

14.   Goodwill and intangible assets

	Goodwill	Patents and trademarks	Capitalized exploration expenditure	Capitalized software	Other intangibles	Total
	(Rand in millions)
Cost
Balance at 30 June 2003	405	514	1,071	898	408	3,296
Acquisition of businesses	25	—	—	—	422	447
Additions	—	10	362	102	—	474
Transfer (to)/from property, plant and equipment	—	(3)	(307)	140	—	(170)
Disposal of businesses	—	(7)	—	—	—	(7)
Reversal of minimum pension liability	—	—	—	—	(408)	(408)
Disposals	—	(62)	(154)	(44)	—	(260)
Impairment	(21)	—	—	(5)	—	(26)
Foreign currency translation	(46)	(68)	(8)	(2)	—	(124)
Balance at 30 June 2004	363	384	964	1,089	422	3,222
Additions	—	3	6	35	45	89
Transfer from/(to) property, plant and equipment	—	2	(1)	53	67	121
Disposal of businesses	(99)	—	—	(5)	—	(104)
Disposals	—	(2)	(15)	(42)	(20)	(79)
Impairment	—	(3)	—	(1)	(9)	(13)
Foreign currency translation	13	52	1	6	—	72
Balance at 30 June 2005	277	436	955	1,135	505	3,308
Amortization
Balance at 30 June 2003	99	189	28	290	—	606
Current year charge	—	73	13	352	55	493
Transfer (to)/from property, plant and equipment	—	—	(29)	1	—	(28)
Disposal of businesses	—	(7)	—	—	—	(7)
Disposals	—	(31)	—	(35)	—	(66)
Foreign currency translation	(21)	(33)	—	—	—	(54)
Balance at 30 June 2004	78	191	12	608	55	944
Current year charge	—	38	80	185	104	407
Transfer from property, plant and equipment	—	—	—	18	20	38
Disposal of businesses	(88)	—	—	—	—	(88)
Disposals	—	(2)	—	(42)	(2)	(46)
Foreign currency translation	10	41	—	4	—	55
Balance at 30 June 2005	—	268	92	773	177	1,310
Net book value 30 June 2005	277	168	863	362	328	1,998
Net book value 30 June 2004	285	193	952	481	367	2,278

Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements (Continued)

14.   Goodwill and intangible assets (Continued)

There were no significant additions to intangible assets for the year ended 30 June 2005.

For the year ended 30 June 2004, major expenditure on intangible assets comprised mainly of the implementation of a purchased enterprise resource planning system at a number of sites in the group as well as the ongoing exploration and development activities in the upstream oil and gas industry, mainly in Mozambique.

The amortization rates of intangible assets, using the straight-line basis, are as follows:

Rates
Goodwill—not subject to amortization
Patents and trademarks	10-20%
Capitalized software	33%
Long-term customer contracts	25%

Capitalized exploration costs are amortized using the units-of-production method, over proven oil and gas reserves.

For intangible assets subject to amortization, the estimated future aggregate amortization expense per annum is as follows:

	2005	2004
	(Rand in millions)
For the year ended 30 June
Within 1 year	391	593
1-2 years	360	403
2-3 years	253	317
3-4 years	218	135
4-5 years	200	127
over 5 years	299	418
	1,721	1,993

The realizability of intangible assets is evaluated at least annually to assess the recoverability of carrying amounts. The valuation is based on various analyzes including cash flow and profitability projections. The valuation necessarily involves significant management judgment. As a result of the group’s assessment of recoverability of its intangible assets at 30 June 2005, the group has determined that the net carrying value of its intangible assets at 30 June 2005 has been impaired. The impairment of R13 million recorded in the current year relates to intangible assets of which approximately R8 million can be directly attributed to the impairment of the Sasol Oil service contracts.

In June 2004, the impairment recorded related to goodwill of R21 million and intangible assets of R5 million. The impairment of goodwill of R21 million was an impairment relating to the Sasol Mining Initiator’s entities as a result of a change in operations to toll manufacturing.

Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements (Continued)

15.   Property, plant and equipment

	30 June 2005	30 June 2004
	(Rand in millions)
Land, buildings and improvements	3,143	2,880
Plant, equipment and vehicles	49,521	45,525
Capital work in progress	11,190	6,078
Coal mining assets	5,232	5,711
	69,086	60,194
Less: accumulated depreciation	22,495	20,474
	46,591	39,720

The depreciation rates applied using the straight-line method are:

Buildings and improvements	2-8%
Plant, equipment and vehicles	4-33%

Coal mining assets are depreciated using the units-of-production method over proved and probable reserves, not exceeding the lives of the mines.

Land and capital work in process are not depreciated.

Assets with a carrying value of R836 million (2004—R803 million) were held under capital leases and were included in plant, equipment and vehicles above.

Included in the cost of property, plant and equipment are asset retirement costs capitalized of approximately R209 million (2004—R125 million). These costs are capitalized to the cost of the asset and depreciated over its estimated useful life. Prior to the adoption of SFAS 143 in June 2003, asset retirement costs were expensed in the period incurred.

During the year, interest of R602 million (2004—R750 million) was capitalized to property, plant and equipment. Included in the depreciation charge for the year is amortization relating to the capitalized interest of R190 million (2004—R163 million).

The carrying value of property, plant and equipment pledged as security for liabilities amounted to R5,972 million (2004—R12,107 million).

The cost of fully depreciated assets amounted to R7,724 million (2004—R7,652 million).

During the year ended 30 June 2005, the group reviewed the useful lives of its assets. This resulted in a reduction in the depreciation charge when compared to the expected charge had no review been performed, of R1,547 million before tax and a resulting increase in earnings per share of 169 cents.

The group assessed the recoverability of its long-lived assets and determined that there was an impairment charge of R218 million (2004—R253 million) required for the year ended 30 June 2005. The primary cause of these impairments is the significant increase in the price of raw materials as a result of the increase in crude oil products which cannot be passed on to customers.

Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements (Continued)

15.   Property, plant and equipment (Continued)

Some of the significant impairments included in the impairment charge of R218 million for the year ended 30 June 2005 are impairments in the following business segments:

Olefins and Surfactants—R103 million

Inorganic Specialities plant—(Crotone, Italy)—In the context of high crude oil prices and prices of various other raw materials, an impairment review was performed on the assets of Sasol Italy during the year ended 30 June 2005. As a result of the impairment test, it was identified that the net present value of estimated future cash flows was less than the carrying value of the asset. Accordingly a net impairment charge of R103 million was recognized in the income statement.

Solvents—R79 million

Ketones and alcohols plants—(Germany)—In the context of high crude oil prices and prices of various other raw materials, an impairment review was performed during the year ended 30 June 2005, on both the ketones and ethanol plants in Germany to evaluate previously capitalized costs. The impairment test resulted in an impairment of approximately R79 million being recognized in the income statement .

Synfuels—R16 million

Electrical kiln—(Secunda South Africa)—Based on a business decision to use an alternative kiln for processing low sulfur coke, the electrical kiln was not in use for 8 months. Although potential uses of the asset are being investigated, it is not expected that any future cash flows will be derived from this asset.

An impairment test was carried out and an impairment of R16 million was recognized in the income statement.

Sasol Technology—R11 million

Continuous Hydroformylation Plant—(Sasolburg, South Africa)—An impairment review performed on the assets of Sasol Technology identified that the continuous hydroformylation plant is not expected to generate future positive cash flows due to the changing nature of Sasol Technology’s research program and the introduction of natural gas in Sasolburg. Accordingly an impairment charge of R11 million was recognized in the income statement.

Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements (Continued)

16.   Accrued expenses and other obligations

	30 June 2005	30 June 2004
	(Rand in millions)
Amounts due to capital project related creditors	571	564
Employee related liabilities	1,213	1,103
Duty at source creditors	787	786
Short-term payables under derivative financial instruments	784	1,184
Short-term portion of long-term obligations	450	648
Short-term obligations	287	307
Insurance loss reserve	201	239
Amounts due to related parties	156	128
Value added tax	132	197
Amount due to RWE-DEA*	121	—
Audit fees	17	18
Provision for bond interest	69	69
Short-term portion of post-retirement healthcare	31	22
Short-term portion of accrued pension liabilities	16	15
Legal obligation in respect of ConocoPhillips sulfur dioxide claims	—	17
Other payables	381	543
	5,216	5,840

*       Amount represents tax refund received by Sasol and due to RWE-DEA under the Asset and Share purchase agreement with RWE-DEA for the acquistion in 2001 of Condea.

17.   Short-term debt

	30 June 2005	30 June 2004
	(Rand in millions)
Commercial banking facilities (Refer Note 21)	2,328	4,094
Commercial paper program (Refer Note 21)	1,521	1,521
Short-term portion of long-term debt	809	400
Revolving credit facility (Refer Note 21)	663	1,023
Other	34	101
	5,355	7,139

The weighted average interest rate of short-term debt for the year was approximately 7.9%

(2004—8.6%).

Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements (Continued)

18.   Long-term obligations

2005	Asset retirement obligations	Other	Total
	(Rand in millions)
Balance at 1 July 2004	2,003	585	2,588
Charge for year	308	410	718
Utilized during year	(182)	(280)	(462)
Capitalized to property, plant and equipment	84	—	84
Reversal of unused amounts	(232)	(22)	(254)
Accretion	184	—	184
Effect of change in estimated future cash flows	(26)	—	(26)
Foreign currency translation	22	48	70
Balance at 30 June 2005	2,161	741	2,902
Less: short-term portion	261	189	450
Long-term portion	1,900	552	2,452

2004	Asset retirement obligations	Other	Total
	(Rand in millions)
Balance at 1 July 2003	1,856	614	2,470
Charge for year	323	255	578
Utilized during year	(154)	(204)	(358)
Capitalized to property, plant and equipment	92	19	111
Reversal of unused amounts	(112)	(11)	(123)
Accretion	151	2	153
Disposal of businesses	(7)	(10)	(17)
Effect of change in estimated future cash flows	(83)	—	(83)
Foreign currency translation	(63)	(80)	(143)
Balance at 30 June 2004	2,003	585	2,588
Less: short-term portion	426	222	648
Long-term portion	1,577	363	1,940

In accordance with SFAS 143, an asset retirement obligation is recognized when the obligation arises. The asset retirement obligation includes estimated costs for the rehabilitation of coal mining and petrochemical sites.

The estimated value of dismantling and future asset removal costs is based on the remaining useful lives of the assets. During the year ended 30 June 2005, the group reviewed the useful lives of its assets. The effect of the increase in the useful lives has resulted in a decrease in the value of the obligation and has been accounted for as a reversal of unused amounts in the current year of R628 million.

There is an ABSA Bank fixed deposit of R194 million (2004—R144 million) included in Investments in Securities (see Note 12) which is legally restricted for the purposes of the rehabilitation requirements incurred by Sasol Mining.

Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements (Continued)

18.   Long-term obligations (Continued)

The group believes that, based on the current information available, any additional liability for the asset retirement obligation in excess of the amounts provided will not have a material adverse effect on its financial condition, liquidity or cash flow.

Other long-term obligations includes, liabilities in respect of leave pay for personnel, deferred wages, severance indemnity and retirement program expenses as well as long-term insurance related obligations.

19.   Long-term debt

			30 June	30 June
Repayment terms	Collateral	Interest rate	2005	2004
			(Rand in millions)
Collateralised loans
Repaid in full during the year ended 30 June 2005	Plant, equipment and inventories with a book value of R nil (2004—R9,880 million)	1%-7.8%	—	1,235
Repayable semi-annually ending June 2006	Plant and equipment with a book value of R167 million	6.0% Fixed	18	28
Repayable in monthly instalments until June 2015	Plant and equipment with a book value of R1,463 million (2004—R798 million)	Jibar +(1.6%-3%)	1,302	798
Repayable in semi-annual instalments until June 2015	A pipeline asset with a carrying value of R3,409 milllion (2004—R3,343 million)	Jibar +(0.4%-3%)	2,362	1,330
Repayable in annual instalments until March 2008	Plant and equipment with a book value of R106 million (2004—R84 million)	4.3% - 5.0% Fixed	31	63
Capital lease liabilities
Repayable in equal monthly instalments until June 2017	Building with a book value of R144 million (2004—R156 million)	10.6%	205	202
Repayable in equal monthly instalments until September 2019	Building and equipment with a book value of R52 million (2004—R59 million)	14.3%-20.8%	52	59
Repayable in equal monthly instalments until March 2034	Secured over plant and equipment with a book value of R590 million (2004—R398 million)	Variable	590	350
Repayable in equal monthly instalments until January 2008	Computer Equipment with a book value of R9 million (2004—R55 million)	12.2%-14%	10	55
Repayable in equal monthly instalments until April 2007	Computer Equipment with a book value of R57 million (2004—R93 million)	7%-14%	63	105

Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements (Continued)

19.   Long-term debt (Continued)

			30 June	30 June
Repayment terms	Collateral	Interest rate	2005	2004
			(Rand in millions)
Repayable in equal monthly instalments until December 2015	Various	Various	20	8
Redeemable preference shares of subsidiaries
Repayable in full between January 2004 and December 2005	Secured in terms of a put option against the shareholders of National Petroleum Refiners of South Africa (Pty) Limited	6.8%-8.8%	117	618
Unsecured guaranteed registered notes
Repayable on 1 September 2007. Interest is paid semi-annually in arrears on 1 March and 1 September each year, commencing 1 March 2004	None	10.5% Fixed	1,993	2,000
Repayable on maturity in June 2010	None	3.4% Fixed	2,419	—
Loans
Repayable in four equal annual instalments until December 2006	None	2.2%	57	54
Repayable in equal annual instalments until April 2005	None	—	—	6
Repayable in semi-annual instalments ending January 2014	None	11.6% Fixed	262	—
Repayable quarterly ending May 2008	None	SA Prime Lending Rate	146	—
Repayable in semi-annual instalments ending December 2015	None	8%-8.7%	603	165
Repayable in December 2011	None	8.74%	28	32
No fixed terms of repayment	None	Variable	63	63
Repayable in June 2013	None	Libor +0.13%	390	363
Other	None	Various	16	19
Total debt			10,747	7,553
Less: short-term portion			809	400
Long-term debt			9,938	7,153

Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements (Continued)

19.   Long-term debt (Continued)

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

The aggregate maturities of total long—term debt (including short-term portion) subsequent to 30 June 2005 and 30 June 2004, are as follows:

	30 June	30 June
	2005	2004
	(Rand in millions)
Within 1year	809	400
1 - 2 years	639	513
2 - 3 years	2,706	934
3 - 4 years	597	3,057
4 - 5 years	3,011	393
over 5 years	2,985	2,256
Total debt	10,747	7,553

20.   Shareholders’ equity

Number of ordinary shares in issue

	30 June	30 June	30 June
	2005	2004	2003
	(Number of shares)
Balance at beginning of year	671,271,425	668,798,425	666,868,725
Share options exercised	5,605,700	2,473,000	1,929,700
Balance at end of year	676,877,125	671,271,425	668,798,425
Less: Treasury shares	(60,111,477)	(60,111,477)	(59,741,477)
	616,765,648	611,159,948	609,056,948

Treasury shares

At every annual general meeting since the annual general meeting held on 25 October 1999 the shareholders have authorized the directors to approve the purchase, by Sasol Limited (the company) or any of its subsidiaries, of the company’s shares subject to the provisions of the South African Companies Act and the requirements of the JSE Limited. The current restrictions imposed on the directors by the shareholders, the South African Companies Act and the JSE Limited are:

•       the general authority is valid from annual general meeting to annual general meeting and can be varied and revoked by special resolution prior to the company’s next annual general meeting;

•       the general authority shall be valid until the company’s next annual general meeting, but shall not extend beyond fifteen months from the date of the special resolution;

Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements (Continued)

20.   Shareholders’ equity (Continued)

•       the repurchase must be made through the order book of the JSE Limited trading system and without any prior arrangement between the company and the counter party;

•       only one agent may be appointed at any point in time to make repurchases on behalf of the company;

•       the general authority to acquire the company’s shares shall be limited to a maximum of 10% of the issued share capital of that class at the time the authority is granted;

•       any repurchase will not be made at a price more than 10% above the weighted average of the market value of the share for the five business days immediately preceding the date of purchase;

•       repurchases may only be undertaken if, after such a purchase, the JSE Limited requirements regarding shareholder spread are still complied with;

•       shares may not be repurchased during a prohibited period; and

•       should the company, or any of its subsidiaries, cumulatively repurchase 3% of the company’s shares in terms of the general authority an announcement shall be made in accordance with the requirements of the JSE Limited.

Repurchases may be made at times and at prices deemed appropriate by management and consistent with the authorization of the shareholders. During the year ended 30 June 2005, no shares (2004—370,000 shares at a total price of R33 million) of the company were repurchased. At 30 June 2005, a total of 60,111,477 shares, representing 8.9% of the issued share capital of the company, had been repurchased since 9 May 2000 at an average price of R60.67 per share.

Sasol Share Incentive Scheme

In 1988, the shareholders approved the adoption of the Sasol Share Incentive Scheme. The scheme was introduced to provide an incentive for senior employees (including executive directors) of the group who participate in management and also non-executive directors from time to time.

In terms of the scheme, options up to a maximum of 60,000,000 shares (2004—60,000,000 shares; 2003—60,000,000 shares) of ordinary share capital may be offered by the directors to eligible group employees. Each employee is limited to holding a maximum of 1,000,000 (2004—1,000,000; 2003—1,000,000) options to acquire Sasol Limited shares. The exercise price of these options equals the market price of the underlying shares on the trading day immediately preceding the granting of the option.

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

Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements (Continued)

20.   Shareholders’ equity (Continued)

Under both of these vesting periods, the options may be exercised at any time after vesting until the ninth anniversary of the grant date.

Unless otherwise determined by the Board, share options which have not yet vested will lapse on resignation and share options which have vested may be taken up at the employee’s election before their last day of service. On death, all options vest immediately and the estate has a period of twelve months to exercise these options. On retirement, at normal retirement age, the options vest immediately and the nine year expiry remains unchanged.

Options available for grant under the scheme amount to 8,820,000 shares (2004—12,303,500 shares; 2003—15,379,200 shares). Of the total shares available under the scheme, 26,204,300 options (2004—20,598,600 options; 2003—18,125,600 options) had been converted into shares.

Details of share option activity is as follows:

	Weighted average	Number
	option/exercise	of
	prices (rands)	shares
Outstanding at 30 June 2002	55.98	24,067,000
Granted	107.76	4,942,300
Forfeited	115.18	(44,000)
Expired	68.74	(540,400)
Exercised	39.19	(1,929,700)
Outstanding at 30 June 2003	66.40	26,495,200
Granted	90.99	3,950,700
Forfeited	92.14	(63,100)
Expired	74.14	(811,900)
Exercised	45.26	(2,473,000)
Outstanding at 30 June 2004	71.77	27,097,900
Granted	120.34	4,208,800
Forfeited	128.70	(43,700)
Expired	83.99	(681,600)
Exercised	55.33	(5,605,700)
Outstanding at 30 June 2005	83.18	24,975,700
Vested, but not yet exercised at 30 June 2005		5,034,700
Vested, but not yet exercised at 30 June 2004		5,567,000
Vested, but not yet exercised at 30 June 2003		2,829,700

Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements (Continued)

20.   Shareholders’ equity (Continued)

The following table summarises weighted average option exercise price information:

	Options outstanding			Options vested, but not yet excercised
	Number	Weighted	Weighted	Number	Weighted
	outstanding	average	average	vested	average
Range of exercise prices	at 30 June 2005	remaining life(a)	exercise price	at 30 June 2005	exercise price
R23.10-R30.00	1,431,100	1.95	24.94	387,400	24.95
R30.01-R40.00	974,900	3.69	37.62	362,400	37.77
R40.01-R50.00	2,267,700	3.37	42.49	637,600	42.07
R50.01 -R60.00	3,055,400	3.61	54.50	1,155,500	54.23
R60.01 -R70.00	555,400	4.91	69.02	139,900	69.30
R70.01 -R80.00	3,221,300	5.07	78.64	762,900	78.46
R80.01 -R90.00	3,866,100	6.92	88.11	324,800	89.23
R90.01 -R100.00	802,700	7.74	96.87	44,100	93.71
R100.01 -R110.00	1,046,500	7.08	105.02	113,800	106.81
R110.01 -R120.00	6,466,300	6.87	114.20	1,064,800	115.88
R120.01 -R130.00	384,600	8.31	125.73	—	—
R130.01 -R132.40	156,500	6.13	132.57	41,500	132.40
R140.01 -R150.00	266,400	9.00	144.21	—	—
R150.01 -R160.00	396,700	9.00	156.30	—	—
R170.01 -R170.20	84,100	9.00	170.20	—	—
	24,975,700			5,034,700

(a)    Weighted average remaining life (years) of options granted

In accordance with APB Opinion No. 25 and related interpretations, compensation cost recognized for the group’s share incentive plans amounted to R69 million (compensation cost in 2004—R25 million, compensation income in 2003—R7 million).

Dividends

An interim dividend of 230 cents per share (2004—215 cents per share, 2003—215 cents per share) was paid on 11 April 2005. A final dividend in respect of the year ended 30 June 2005 of 310 cents per share (2004—235 cents per share, 2003—235 cents per share) was declared on 9 September 2005. As the final dividend for 2005 was declared subsequent to the financial year end, no liability was recognized in the annual financial statements in respect of this final dividend.

The cash flow of the final dividend of 310 cents per share is expected to be approximately R1,912 million.

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

Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements (Continued)

21.   Commitments and contingencies (Continued)

The group’s future minimum capital and operating lease payments and purchase commitments are as follows:

2005	Capital	Operating	Purchase commitments
	(Rand in millions)
Within 1 year	146	285	2,356
Within 1-2 years	90	213	2,226
Within 2-3 years	81	177	2,200
Within 3-4 years	86	151	1,577
Within 4-5years	78	124	867
More than 5 years	693	266	3,194
Total minimum lease/purchase commitments	1,174	1,216	12,420
Less: amounts representing interest	(234)
	940

Operating rent expense incurred amounted to R413 million (2004—R304 million, 2003—R340 million).

Capital commitments

Commitments are budgeted, approved and reported in terms of the management approach used for segmental reporting.

Contracted and authorized capital expenditure are summarised below:

	30 June	30 June
	2005	2004
	(Rand in millions)
Capital expenditure
Authorized and contracted for	26,679	18,216
Authorized but not yet contracted for	7,740	14,397
Authorized capital expenditure	34,419	32,613
Less: expenditure to date	(15,250)	(7,833)
Unspent capital commitments	19,169	24,780

As of 30 June 2005, the group had authorized approximately R34 billion of group capital expenditure of which we had spent R15 billion up to 30 June 2005. Of the unspent capital commitments of R19 billion, we expect to spend R15 billion in 2006, R3 billion in 2007 and R1 billion in 2008 and thereafter.

Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements (Continued)

21.   Commitments and contingencies (Continued)

Significant projects, each in excess of R200 million, in progress with a total amount approved at 30 June 2005 of approximately R34 billion include:

Capital Project	Business	Currency		Amount approved	Capital commitment at 30 June 2005	Expected completion date
					(Rand in millions)
Escravos GTL	Sasol Synfuels International	US$ m	*	945	4,937	Mar-09
Oryx GTL (Qatar)	Sasol Synfuels International	US$ m	*	466	1,063	May-06
Ethane cracker, HDPE and LDPE plants in Iran	Sasol Polymers	US$ m	*	462	2,457	May-06
Project Turbo	Sasol Polymers	R m		7,618	3,152	Aug-06
Project Turbo	Sasol Synfuels	R m		5,722	1,900	Mar-06
3rd Octene train	Sasol Olefins and Surfactants	R m	**	1,265	1,132	June-07
Natref clean fuels project	Sasol Liquid fuels business	R m		520	288	Oct-05
New waste recycling facility	Sasol Synfuels	R m		520	151	Oct-05
Project Landlord	Sasol Synfuels	R m		429	199	Dec-05
Syferfontein Kriel South Phase 2	Sasol Mining	R m		299	157	Oct-05
Mooikraal Undergound coal mine	Sasol Mining	R m		229	102	Nov-05

*       Rand Equivalent information below has been presented for the year ended 30 June 2005 on an unaudited basis solely for the convenience of the reader and is computed at the noon buying rate for customs purposes of 1US$ /6.35 Rand, as reported by the Federal Reserve Bank of New York on 30 September 2005.

**     Subsequent to 30 June 2005, at the meeting held on 9 September 2005, the Board approved an increase in the project cost to R2,055 million, from R1,265 million, subject to the renegotiations of the selling price of the product which were successful.

Capital Project	Business	Currency	Amount approved	Capital commitment at 30 June 2005
Escravos GTL	Sasol Synfuels International	R m	6,000	4,937
Oryx GTL (Qatar)	Sasol Synfuels International	R m	2,959	1,063
Ethane cracker, HDPE and LDPE plants in Iran	Sasol Polymers	R m	2,934	2,457

Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements (Continued)

21.   Commitments and contingencies (Continued)

Guarantees:

The group has issued the following guarantees for which the liabilities have not been included in the balance sheet:

	30 June	30 June
	2005	2004
	Guarantee	Guarantee
	(Rand in millions)
Guarantees in respect of GTL ventures	7,839	7,070
Guarantees in respect of letters of credit	698	63
Guarantee to RWE-DEA	242	227
Customs and excise	164	130
Guarantees in respect of natural gas pipeline	14	62
Miscellaneous other guarantees	640	311
	9,597	7,863

Guarantees in respect of GTL ventures

Sasol has issued the following significant guarantees for the obligations of various of its subsidiaries in respect of the GTL ventures. These guarantees relate to the construction and funding of Oryx GTL in Qatar and Escravos GTL in Nigeria, including inter alia (2005 US dollar amounts translated at R6.67 per US dollar the rate at 30 June 2005 (2004 amounts at R6.21 per US dollar the rate at 30 June 2004)):

•       Sasol Limited issued a completion guarantee for its portion of the project debt of Oryx GTL capped at US$ 343 million (R2,286 million) plus interest and costs subject to the project demonstrating a minimum level of sustained production over a continuous period of ninety days and catalyst deactivation within acceptable parameters for at least two hundred and seventy days, after commissioning. It is estimated that the project will be commissioned during May 2006.

•       Sasol Limited issued a guarantee for the take-or-pay obligations of its wholly owned subsidiary under the gas sale and purchase agreement (GSPA) entered into between Oryx GTL Limited, Qatar Petroleum and ExxonMobil Middle East Gas Marketing Limited, by virtue of this subsidiary’s 49% shareholding in Oryx GTL Limited. Sasol Limited’s exposure is limited to the amount of approximately US$123 million (R820 million) (2004—US$100 million approximately (R621 million)). In terms of the GSPA, Oryx GTL Limited is contractually committed to purchase minimum volumes of gas from Qatar Petroleum and ExxonMobil Middle East Gas Marketing Limited on a take-or-pay basis. Should Oryx GTL terminate the GSPA prematurely, Sasol Limited’s wholly owned subsidiary will be obliged to take-or pay its 49% share of gas offtake requirements by way of damages for a maximum amount of US$ 123 million (R 820 million). The term of the GSPA is 25 years from the date of commencement of operations. It is estimated that the project will be commissioned during May 2006.

•       Sasol Limited issued a guarantee for the obligation of its wholly owned subsidiary to contribute 49% of the required equity in respect of the investment in Oryx GTL Limited. Sasol’s equity contribution is estimated at US$160 million (R1,066 million) (2004—US$ 75 million (R466 million)). It is expected that the project will be commissioned during May 2006.

Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements (Continued)

21.   Commitments and contingencies (Continued)

•       Sasol Limited issued a performance guarantee for the obligations of its subsidiaries in respect of the construction of Escravos GTL in Nigeria for the duration of the investment in Escravos GTL limited to an amount of US$250 million (R1,666 million).

•       Sasol Limited issued a performance guarantee for the obligations of its subsidiaries in respect of and for the duration of the investment in Sasol Chevron Holdings Limited, limited to an amount of US$ 250 million (R1,666 million). Sasol Chevron Holdings Limited is a joint venture between a wholly owned subsidiary of Sasol Limited and Chevron Texaco Corporation.

All guarantees listed above are issued in the normal course of business. The group has guaranteed the fulfilment of various subsidiaries’ and joint ventures’ obligations in terms of contractual agreements.

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

Contingencies—Litigation and competition matters

The group is party to legal proceedings in the ordinary course of business and the group does not believe that there are any pending legal proceedings which could have a material adverse effect on the group’s business, operating results or financial condition.

Litigation matters

EDC pipeline litigation

Sasol North America Inc. (“Sasol NA”) had numerous separate pending cases which originated as a result of a 1994 rupture of the Conoco ethylene dichloride (“EDC”) pipeline connecting Conoco’s dock the Sasol NA’s vinyl chloride monomer plant in the United States of America. Plaintiffs sought compensatory and punitive damages as a result of alleged exposure to EDC while employed as contractors, hired by Conoco, to clean up the EDC. As of 30 June 2005 there is a class action and 13 lawsuits brought by approximately 500 plaintiffs pending. Sasol NA has successfully obtained a substantial amount of insurance cover from the costs incurred in connection with this litigation but is not seeking additional coverage.

Under the Asset and Share Purchase agreement with RWE-DEA for the acquisition of Condea, the costs in respect of the EDC pipeline cases are reimbursable by RWE-DEA less insurance and tax benefits.

Sulfur dioxide litigation

During January 2003 Sasol NA and ConocoPhillips refinery released a quantity of sulfur dioxide to the environment as a result of a power outage in the ConocoPhillips Lake Charles refinery. Lawsuits were filed against ConocoPhillips and Sasol NA since been added as a defendant. At 30 June 2005 more than

Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements (Continued)

21.   Commitments and contingencies (Continued)

600 lawsuits had been filed on behalf of more than 20,000 plaintiffs. ConocoPhillips and Sasol NA are jointly defending the lawsuits and Sasol NA’s liability for defense and settlement costs has been limited by agreement, to an amount not material for group purposes.

Almatis litigation

Almatis Inc. filed a suit against Sasol Olefins and Surfactants, Germany , and Sasol NA in March 2005 alleging breach of a 2001 alumina supply contract as well as monopolization and price discrimination in the high purity alumina market resulting in damages totaling US$60 million. In September 2005 Almatis Inc. dismissed its suit without prejudice to refiling in the future.

Yellow Rock litigation

In July 2005 Sasol NA received notice of suit by Yellow Rock LLC alleging over US$1 million in damages and seeking an injunction that would require Sasol NA to remove its ethylene from Salt Storage Dome 1-A in Sulfur, Louisiana near the Lake Charles Chemical Complex. The suit alleges that in winter 2004 the Dome 1-A was leaking ethylene and caused the “blow out” of an oil and gas exploration well being drilled by Yellow Rock. A well integrity assessment performed by an independent consultant in early 2005 had concluded that the Dome 1-A was not leaking. These results were conveyed to Yellow Rock and were signed off on by the Louisiana Department of Natural Resources, but did not deter the filing of suit.

Fly Ash Plant

Sasol Synfuels (Pty) Limited is in legal proceedings with regard to the operation of a plant in Secunda. Ashcor has claimed damages of R313 million relating to their inability to develop their business and a projected loss of future cash flows. The trial was postponed part-heard after a three week trial period. The trial is in progress.

Retail Filling Station Guidelines

The Gauteng Department of Agriculture Conservation and Environment (“DACE”) has developed guidelines relating to the development and upgrading of filling stations within the Gauteng region in South Africa which constrain the development of filling stations. A number of applications for authorization for filling stations in which Sasol LFB has an interest have been rejected. A number of appeals were lodged, one of which was taken on review to the High Court. Sasol was successful insofar as the court found that DACE had relied on inappropriate and irrelevant considerations in coming to its decision. The State took the matter on appeal to the Supreme Court of Appeal and the appeal was successful.

Joel Nagashigo and others

A class action was filed before the Supreme Court of the State of New York, County of New York, by an undisclosed number of plaintiffs (represented by attorney Edward Fagan) who each claimed US$1 million plus punitive damages of US$5 million in respect of claims based on negligence, product liability, failure to warn of dangers and emotional distress together with actual damages for past and future medical expenses. Sasol Limited and Natref and other non Sasol companies were cited as defendants. It was not clear from the summons what the factual foundations of the claim were. During December 2004 the court dismissed the complaint against Sasol Limited and Natref for lack of personal jurisdiction and on the basis of inconvenient forum.

Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements (Continued)

21.   Commitments and contingencies (Continued)

Dorothy Molefi and others

Certain plaintiffs sued Sasol Limited and Natref and various other defendants in two claims in the United States District Court. The plaintiffs are represented by attorney Edward Fagan. These claims are similar to many served against a large number of multi-national corporations worldwide. The claims against Sasol Limited were consolidated with other related claims against many other multi-national corporations before the Federal Court of New York. In November 2004 the plaintiffs’ claims in the related cases were dismissed.

Competition matters

Nationwide Poles

The Competition Commission received a complaint against Sasol Oil (Pty) Limited (Carbo-Tar division) in April 2003. The complaint was referred by the plaintiff to the Competition Tribunal. The Competition Tribunal found against Sasol that during the period of the complaint Sasol was a dominant firm whose conduct met the test required in establishing prohibited price discrimination. The company filed a notice of appeal and the appeal was heard by the Competition Appeal Court during September 2005. We are currently awaiting the outcome of the appeal.

Nutri-Flo

The Competition Commission alleges that Sasol, Omnia and Kynoch have engaged in price fixing or market sharing agreements and has decided to refer its findings to the Competition Tribunal. The Commission has recommended the imposition of an administrative penalty of 10% on turnover. Should the maximum fine be imposed on the basis of the fertilizer and ammonia turnover of Sasol Nitro, the fine would be in the order of R320 million. Sasol has applied to the Competition Appeal Court to have the referral set aside on the basis that a substantially similar complaint was previously rejected by the Commission and Sasol believes the Commission did not comply with certain requirements of the Competition Act in carrying out its investigation. The application was heard in September 2005, we are currently awaiting the outcome of the appeal.

Sasol Wax competition matters

On 28 and 29 April 2005, the European Commission conducted an investigation at the offices of Sasol Wax International AG and its subsidiary Sasol Wax GmbH, both located in Hamburg, Germany. A parallel investigation is being conducted by the US Department of Justice in the United States. On 28 April 2005 Sasol Wax Americas Inc. received a subpoena for information from the United States District Court regarding its wax sales activities. The investigations in the US and the European Union arise from alleged anticompetitive behaviour among industry members in the paraffin wax industry. Sasol Wax is co-operating with the competition authorities in the US and in the European Union in order to clarify this issue.

Profert

A plaintiff filed a complaint against Sasol Nitro alleging that Sasol was engaged in an exclusionary act by refusing to supply goods to the plaintiff. Submissions were made to the Competition Commission to the effect that during 2002, Sasol was unable to supply the product to the plaintiff due to product shortages, that it is not dominant in the supply of that product and that it has not engaged in price discrimination.

Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements (Continued)

21.   Commitments and contingencies (Continued)

Uhambo Oil

On 6 February 2004, Sasol announced that it and Petronas were in discussions concerning the combination of Sasol LFB and Petronas’ South African liquid fuels business, Engen, in a joint venture to create a leading South African liquid fuels business. The new liquid fuels business will be effected by way of a joint venture, Uhambo Oil, in which Sasol and Petronas will each have an equal 37.5% interest and in which Black Economic Empowerment partners (both existing and new) will hold a combined 25% interest. The Definitive Agreements were signed on 1 November 2004. The transaction is subject to approval by the South African Competition Authorities. The Competition Commission has made a conditional positive recommendation to the Competition Tribunal. The Competition Tribunal hearing of this matter is scheduled to take place in October 2005. A decision by the Competition Tribunal is expected by the end of 2005. Approval of the transaction by the European Commission was granted in mid-February 2005.

Sale of Phosphoric Acid production assets

Sasol Chemical Industries Limited has agreed to sell its phosphoric acid production plant in Phalaborwa as well as storage assets located in Richards Bay to Foskor Limited, failing which it intends to shut the plant for financial reasons. In terms of competition laws, the sale is considered a large merger that is notifiable to the competition authorities. The merger has been filed with such authorities for assessment and is currently being investigated by the authorities.

Other litigation matters

From time to time Sasol companies are involved in litigation in the normal course of business. Although the outcome of these proceedings and claims cannot be predicted with certainty, the group does not believe that the outcome of any of these cases would have a material effect on the group’s financial results.

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

Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements (Continued)

21.   Commitments and contingencies (Continued)

Mineral and Petroleum Royalty Bill

Royalties from the South African mining activities may become payable to the state under provisions contained in the Mineral and Petroleum Royalty Bill. This bill was published in March 2003. The Department of Finance is presently considering representations from interested parties. The bill provides for a royalty rate of 2% on anthracite and bituminous coal (low ash and steam) and 1% on bituminous coal for domestic energy consumption. The royalty is payable quarterly to the state. There is uncertainty as to whether or not further amendments will be made to the bill and when the bill will become law.

Sasol is of the opinion that any royalty imposed could impact on the financial results and the cost of mining in South Africa.

Borrowing facilities

The group has borrowing facilities with major financial institutions of approximately R40,000 million (2004—R23,000 million). Of these facilities approximately R19,000 million (2004—R8,000 million) had been utilized at year end.

There were no events of default for the years ended 30 June 2005 and 30 June 2004.

Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements (Continued)

21.   Commitments and contingencies (Continued)

List of major banking facilities and debt arrangements at 30 June 2005:

	Expiry Date	Currency	Facility	Utilization
		(millions)	(Rand in millions)
Sasol Financing
Uncommitted facilities
Commercial banking facilities	Various (short-term)	Rand	11,880	2,328
Commercial paper program	None	Rand	6,000	1,521
Committed facility
Revolving credit facility (syndicated)	May 2008	Euro	3,226	663
Debt Arrangements
RSA Bond	August 2007	Rand	2,000	1,993
Japan Bank for International Co-operation	June 2013	US Dollar	390	390
Sasol Financing International
Uncommitted facilities
Commercial banking facilities	Various (short-term)	Euro	473	2
Debt Arrangement
Eurobond	June 2010	Euro	2,420	2,407
Other Sasol businesses
Asset based finance
Republic of Mozambique Pipeline Investment Company (Pty) Limited*	December 2015	Rand	2,362	2,362
Sasol Petroleum Temane Limited*	June 2015	Euro and Rand	1,302	1,302
Debt arrangements
National Petroleum Refiners of South Africa (Pty) Limited*	Various	Rand	1,491	982
Property finance leases
Sasol Liquid Fuels Business*	Various	Rand	590	590
Other banking facilities and debt arrangements	Various	Various	2,085	1,019
			34,219	15,559
Comprising:
Long-term debt (see note 19)				9,938
Short-term debt (see note 17)				5,355
Bank overdraft				266
				15,559

*       Facilities held by these subsidiaries

Excluded from the above analysis are borrowing facilities held by the group’s joint ventures

Oryx GTL Limited (Q.S.C)	2,286	1,613
Arya Sasol Polymer Company	1,564	728
Sasol Dia Acrylates (South Africa) (Pty) Limited	984	750
Other	244	216
	5,078	3,307

Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements (Continued)

22.   Pension and other post-retirement benefits

Sasol Limited has defined benefit pension funds and defined contribution funds.

Contributions by the group, and in some cases the employees, are made for funds set up in South Africa, and the United States of America, whilst no contributions are made by employees for plans established in other geographic areas.

Details of the principal defined benefit funds are set out below.

Sasol (South African operations)

Sasol contributes to a pension fund which provides defined retirement and death benefits based on final pensionable salary. Prior to 1 April 1994 this fund was open to all employees of Sasol in South Africa. In 1994, all members were given the choice to voluntarily move to the newly established defined contribution section of the fund, and approximately 99% of contributing members chose to do so. At that date, the calculated actuarial surplus of approximately R1,250 million was apportioned to pensioners and members transferring to the defined contribution section, and a R200 million balance was transferred to Sasol.

Members of the defined benefit section are required to contribute to the fund at the rate of 7.5% of pensionable salary. Sasol (South African operations) meets the balance of the cost of providing benefits. Company contributions are based on the results of the actuarial valuation of the fund in terms of South African legislation and are agreed to by Sasol Limited and the fund trustees.

Contributions for the defined contributions section, are paid by the members and Sasol at fixed rates.

The assets of the fund are held separately from those of the company in a trustee administered fund, registered in terms of the South African Pension Funds Act, 1956. Included in the fund assets are 2,369,708 Sasol Limited shares valued at R428,4 million at year end (2004—2,369,708 shares at R232.2 million) purchased in terms of an approved investment strategy. The fund received dividends on Sasol Limited shares of R11.01 million (2004—R13.6 million) during the year.

The pension charge for the year is determined in consultation with the fund’s independent actuary and is calculated using the same assumptions as those used at the last actuarial valuation of the fund. The fund assets have been valued at fair value.

In December 2001 the Pension Funds Second Amendment Act was promulgated. The Act generally provides for:

(i)            the payment of enhanced benefits to former members and minimum pension increases for pensioners, and

(ii)        the apportionment of any actuarial surplus existing in the fund, at the apportionment date, in an equitable manner between existing members including pensioners, former members and the employer in such proportions as the Trustees of the fund shall determine.

In determining the prepayment asset of the fund at 30 June 2002, management, in consultation with the fund’s independent actuary, calculated the potential cost of the payment of enhanced benefits to former members and minimum pension increases for pensioners. This resulted in a R478 million increase in the projected benefit obligation, which was disclosed as a plan amendment. The remaining unrecognized prior service cost related to the plan amendment has been included in the prepayment asset of the fund at

Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements (Continued)

22.   Pension and other post-retirement benefits (Continued)

30 June 2005. No determination of the further potential apportionment has been made as it is unlikely to eventuate until 2006 and is dependent on the actuarially calculated surplus, if any, that will exist at the apportionment date and the determinations of the Trustees of the fund.

A significant number of the employees are covered by union sponsored, collectively bargained, and in some cases, multi-employer defined contribution pension plans. Information from the administrators of these plans offering defined benefits is not sufficient to permit the company to determine its share, if any, of any unfunded vested benefits.

Sasol Foreign operations

Pension coverage for employees of Sasol’s international operations is provided through separate plans. The group systematically provides for obligations under such plans as services are rendered by qualifying employees by depositing funds with Trustees for those plans operating in the United States of America, or by creation of accounting obligations for other plans.

FUNDED PLANS

The individual fund funding details based on the latest actuarial valuations were:

Pension fund	2005 South Africa	2005 United States of America
Last actuarial valuation/measurement date	31 March 2005	30 June 2005
Full/interim	Full	Full
Market value of assets	R3,240 million	R590 million
Valuation method adopted	Projected unit	Projected unit
Value of fund assets/accrued benefits	128.5%	94.1%

Each of the pension fund assets are invested in a diversified range of equities, bonds, property and cash. The broad proportions in each asset class at the measurement date was as follows:

	South Africa	Foreign	South Africa	Foreign
Pension Fund	2005		2004
	%	%	%	%
Equities
—local	61	—	59	—
—foreign	7	70	9	70
Fixed interest	8	30	11	30
Property	16	—	18	—
Other	8	—	3	—
Total	100	100	100	100

The investment objectives of the group’s pension plans are designed to generate returns that will enable the plans to meet their future obligations. The precise amount for which these obligations will be settled depends on future events, including the life expectancy of the plan’s members and salary inflation. The obligations are estimated using actuarial assumptions, based on the current economic environment.

Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements (Continued)

22.   Pension and other post-retirement benefits (Continued)

The pension plans seek to achieve total returns both sufficient to meet expected future obligations as well as returns greater than its policy benchmark reflecting the target weights of the asset classes used in its targeted strategic asset allocation.

In evaluating the strategic asset allocation choices, an emphasis is placed on the long-term characteristics of each individual asset class, and the benefits of diversification among multiple asset classes. Consideration is also given to the proper long-term level of risk for the plan, particularly with respect to the long-term nature of the plan’s liabilities, the impact of asset allocation on investment results, and the corresponding impact on the volatility and magnitude of plan contributions and expense and the impact certain actuarial techniques may have on the plan’s recognition of investment experience.

The group targets the plan’s asset allocation within the following ranges within each asset class:

	South Africa		Foreign
	Ranges		Ranges
	Minimum	Maximum	Minimum	Maximum
	%	%	%	%
Asset classes
Equities
—Local	50	60	—	—
—Foreign	—	15	50	75
Fixed interest	10	25	20	40
Property	10	25	—	—
Other	—	10	—	—

The group monitors investment performance and portfolio characteristics on a regular basis to ensure that managers are meeting expectations with respect to their investment approach. There are restrictions and controls placed on managers in this regard.

Funding is based on actuarially determined contributions. The following table sets forth our projected voluntary pension contributions for fiscal year 2006.

	2006
	South Africa	Foreign
	Projected
	(Rand in millions)
Pension contributions	4	40

The accumulated benefit obligations for the year ended 30 June 2005 are:

	South Africa	Foreign	Total
	(Rand in millions)
Accumulated benefit obligation	2,453	570	3,023

Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements (Continued)

22.   Pension and other post-retirement benefits (Continued)

The group expects the following benefit payments to be paid out of the plans for the years indicated. The expected benefits are based on the same assumptions used to measure the group’s benefit obligation as at 30 June 2005 and include estimated future employee service.

	South Africa	Foreign	Total
	(Rand in millions)
2006	208	38	246
2007	233	44	277
2008	246	52	298
2009	260	64	324
2010	275	66	341
2011-2015	1648	383	2,031
	2,870	647	3,517

Reconciliation of the funded status to amounts recognized in the consolidated balance sheets:

	Pension Benefits
	South Africa		Foreign		Total
	30 June 2005	30 June 2004	30 June 2005	30 June 2004	30 June 2005	30 June 2004
	(Rand in millions)
Change in projected benefit obligation
Projected benefit obligation at beginning of year	2,328	2,188	555	954	2,883	3,142
Change due to remeasurement	—	—	—	(44)	—	(44)
Translation of foreign entities	—	—	41	(117)	41	(117)
Service cost	5	3	21	26	26	29
Interest cost	202	231	40	39	242	270
Member contributions	2	2	—	—	2	2
Retiree contributions^	440	—	—	—	440	—
Plan amendments+	—	—	—	59	—	59
Actuarial (gains) / losses	(271)	90	109	—	(162)	90
Disposal*	—	—	(52)	(238)	(52)	(238)
Settlements	—	—	(15)	(83)	(15)	(83)
Benefits paid	(187)	(186)	(50)	(41)	(237)	(227)
Projected benefit obligation at end of year	2,519	2,328	649	555	3,168	2,883

Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements (Continued)

22.   Pension and other post-retirement benefits (Continued)

	Pension Benefits
	South Africa		Foreign		Total
	30 June 2005	30 June 2004	30 June 2005	30 June 2004	30 June 2005	30 June 2004
	(Rand in millions)
Fair value of plan assets at beginning of year	2,279	1,871	514	738	2,793	2,609
Foreign currency exchange rate changes	—	—	38	(99)	38	(99)
Actual return on plan assets	702	588	31	57	733	645
Employer contributions	4	4	94	147	98	151
Plan participant contributions	2	2	—	—	2	2
Retiree contributions^	440	—	—	—	440	—
Disposal*	—	—	(22)	(205)	(22)	(205)
Settlements	—	—	(15)	(83)	(15)	(83)
Benefits paid	(187)	(186)	(50)	(41)	(237)	(227)
Fair value of plan assets at end of year	3,240	2,279	590	514	3,830	2,793

+      Plan amendments are changes in a pension plan that will either increase or decrease future retirement benefits for work performed in prior periods. For the year ended 30 June 2004, a previous defined contribution plan was amended in one foreign operation into a defined benefit plan.

*       During the year ended 30 June 2005, the group restructured certain of its shareholdings in Sasol Wax International’s underlying subsidiaries, thereby resulting in a dilution of its interest in Paramelt RMC BV.
The entity is now equity accounted, hence the Funded Plan has been accounted for on the disposal line. In 2004, the group sold its 100% shareholder interest in Sasol Servo to UK-listed Elementis.

^     Amount represents retired employees who on retirement have elected to participate in the defined benefit plan by purchasing a defined benefit pension.

Reconciliation of the funded status to amounts recognized in the consolidated balance sheets:

	Pension Benefits
	South Africa		Foreign		Total
	30 June 2005	30 June 2004	30 June 2005	30 June 2004	30 June 2005	30 June 2004
	(Rand in millions)
Funded status liability	721	(49)	(59)	(41)	662	(90)
Unrecognized actuarial (gains)/losses	(560)	188	227	101	(333)	289
Unrecognized prior service cost	282	343	—	—	282	343
Net asset recognized	443	482	168	60	611	542
Amounts recognized in balance sheet consist of:
Prepaid pension asset	443	482	175	101	618	583
Accrued pension liability	—	—	(7)	(41)	(7)	(41)
Net asset recognized	443	482	168	60	611	542

Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements (Continued)

22.   Pension and other post-retirement benefits (Continued)

The net periodic pension cost for the years ended 30 June 2005, 30 June 2004 and 30 June 2003 was:

	Pension Benefits
	South Africa			Foreign			Total
	30 June 2005	30 June 2004	30 June 2003	30 June 2005	30 June 2004	30 June 2003	30 June 2005	30 June 2004	30 June 2003
	(Rand in millions)
Components of net pension cost
Service cost	5	3	3	21	26	47	26	29	50
Interest cost	202	231	260	40	39	68	242	270	328
Expected return on plan assets	(224)	(193)	(256)	(42)	(38)	(65)	(266)	(231)	(321)
Settlement or curtailment cost	—	—	—	5	27	—	5	27	—
Amortization of:
—Unrecognized prior service cost	60	60	45	—	—	—	60	60	45
—Unrecognized net loss	—	39	—	5	12	14	5	51	14
Net pension cost	43	140	52	29	66	64	72	206	116

The weighted average assumptions used in calculating actuarial valuations of the principal pension plans were:

	Pension Benefits
	South Africa		United States of America
	30 June 2005	30 June 2004	30 June 2005	30 June 2004
Discount rate	8.5%	9.0%	5.3%	6.3%
Expected return on plan assets	8.5%	9.0%	8.0%	8.5%
Expected future salary increases	5.5%	6.0%	3.8%	3.8%

South Africa

The assumed discount rate of 8.5% for the year ended 30 June 2005 represents a 50 basis point decrease from the 9% for the year ended 30 June 2004. This discount rate assumption is based on the discount yield on government stock which had a 8.5% yield at short durations and 8% yield at longer durations at the measurement date.

The expected long-term rate of return on assets assumption declined to 8.5% for the year ended 30 June 2005. This reduction was supported by an analysis performed of the weighted average yield expected to be achieved with the anticipated makeup of investments. Approximately 60% of the assets are invested in equities and the balance in lower yielding investments.

Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements (Continued)

22.   Pension and other post-retirement benefits (Continued)

United States of America

The assumed discount rate of 5.3% for the year ended 30 June 2005, represents a 100 basis point decrease from the 6.3% for the year ended 30 June 2004. This discount rate assumption was determined by matching future pension benefit payments with expected future AA bond yields for the same periods.

The expected long-term rate of return on assets declined by 50 basis points to 8% for the year ended 30 June 2005. The assumption was supported by an analysis performed of the weighted average yield expected to be achieved with the anticipated makeup of investments. The investment makeup is heavily weighted towards equities.

UNFUNDED PLANS

Pension fund
Last actuarial valuation	30 June 2005
Full/interim	Full

	Foreign
	30 June 2005	30 June 2004
	(Rand in millions)
Change in projected benefit obligation
Projected benefit obligation at beginning of year	1,103	1,216
Change due to remeasurement	—	(1)
Translation of foreign entities	86	(153)
Service cost	39	41
Interest cost	62	59
Plan amendment	(5)	—
Actuarial losses/(gains)	236	(26)
Benefits paid	(32)	(33)
Projected benefit obligation at end of year	1,489	1,103

	Pension benefits Foreign
	30 June 2005	30 June 2004
	(Rand in millions)
Funded status liability	(1,489)	(1,103)
Unrecognized actuarial net losses	320	75
Minimum pension liability	(102)	—
Net liability recognized	(1,271)	(1,028)
Amounts recognized in balance sheet consist of:
Accrued pension liabilities
Long-term portion	(1,255)	(1,013)
Short-term portion	(16)	(15)
Net liability recognized	(1,271)	(1,028)

Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements (Continued)

22.   Pension and other post-retirement benefits (Continued)

	30 June 2005	30 June 2004	30 June 2003
	(Rand in millions)
Components of net pension cost
Service cost	39	41	43
Interest cost	62	59	69
Amortization of:
—Unrecognized net loss	—	—	9
Net pension cost	101	100	121

The weighted average assumptions used in calculating actuarial valuations of the principal pension plans were:

	Pension Fund—Unfolded
	Germany
	30 June 2005	30 June 2004
Discount rate	4.2%	5.5%
Expected future salary increases	2.0%	2.5%

The assumed discount rate of 4.2% for the year ended 30 June 2005 represents a 130 basis points decrease from 5.5% for the year ended 30 June 2004. This discount rate assumption is based on annuity insurance tariffs from a group of leading German insurers.

The group expects the following benefit payments to be paid out of the plans for the years indicated. The expected benefits are based on the same assumptions used to measure the group’s benefit obligation as at 30 June 2005 and include estimated future employee service.

Foreign
(Rand in millions)
2006	37
2007	41
2008	45
2009	50
2010	53
2011-2015	292
518

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

Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements (Continued)

22.   Pension and other post-retirement benefits (Continued)

expenses, subject to preset maxima and reduced for payments made by Medicare. The cost of providing these benefits is shared with the retirees. The plan is also unfunded.

	South Africa	United States of America
	2005	2005
Post-retirement healthcare
Last actuarial valuation	30 March 2005	30 June 2005
Full/interim	Full	Full
Valuation method adopted	Projected Unit	Projected Unit

	Post-retirement healthcare
	South Africa		Foreign		Total
	30 June 2005	30 June 2004	30 June 2005	30 June 2004	30 June 2005	30 June 2004
	(Rand in millions)
Change in projected benefit obligation
Projected benefit obligation at beginning of year	2,124	1,680	347	421	2,471	2,101
Translation of foreign entities	—	—	28	(72)	28	(72)
Remeasurement	—	216	42	(4)	42	212
Service cost	62	58	3	5	65	63
Interest cost	188	182	22	22	210	204
Actuarial losses	75	38	—	—	75	38
Benefits paid	(60)	(50)	(29)	(25)	(89)	(75)
Projected benefit obligation at end of year	2,389	2,124	413	347	2,802	2,471

Reconciliation of the funded status to amounts recognized in the consolidated balance sheets:

	Post-retirement healthcare
	South Africa		Foreign		Total
	30 June 2005	30 June 2004	30 June 2005	30 June 2004	30 June 2005	30 June 2004
	(Rand in millions)
Net liability recognized	(2,389)	(2,124)	(413)	(347)	(2,802)	(2,471)

	Post-retirement healthcare
	South Africa		Foreign		Total
	30 June 2005	30 June 2004	30 June 2005	30 June 2004	30 June 2005	30 June 2004
	(Rand in millions)
Amounts recognized in balance sheet consist of:
Long-term portion	(2,389)	(2,124)	(382)	(325)	(2,771)	(2,449)
Short-term portion	—	—	(31)	(22)	(31)	(22)
Net liability recognized	(2,389)	(2,124)	(413)	(347)	(2,802)	(2,471)

Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements (Continued)

22.   Pension and other post-retirement benefits (Continued)

The net periodic post retirement healthcare cost for the years ended 30 June 2005, 30 June 2004 and 30 June 2003 were as follows:

	Post-retirement healthcare
	South Africa			Foreign			Total
	30 June 2005	30 June 2004	30 June 2003	30 June 2005	30 June 2004	30 June 2003	30 June 2005	30 June 2004	30 June 2003
	(Rand in millions)
Components of net post retirement benefits cost
Service cost	62	58	88	3	5	6	65	63	94
Interest cost	188	182	155	22	22	28	210	204	183
Recognized net actuarial loss	75	38	15	—	—	127	75	38	142
Net periodic benefit cost	325	278	258	25	27	161	350	305	419
Remeasurement	—	216	—	42	(4)	—	42	212	—
Net periodic benefit cost	325	494	258	67	23	161	392	517	419

The weighted average assumptions used in calculating actuarial valuation to post-retirement benefits were:

	South Africa		Foreign
	30 June 2005	30 June 2004	30 June 2005	30 June 2004
Weighted average assumptions:
Discount rate	8.5%	9.0%	5,3%	6.3%
Expected future salary increases	5.5%	6.0%	3.8%	3.8%
Expected future medical inflation
—Initial	6.5%	7.0%	9.0%	9.0%
—Ultimate	6.5%	7.0%	5.5%	5.5%

South Africa

The assumed discount rate of 8.5% for the year ended 30 June 2005 represents a 50 basis point decrease from the 9% for the year ended 30 June 2004. This discount rate assumption is based on the discount yield on government stock which had a 8.5% yield for short duration and 8% yield at longer durations at the measurement date.

United States of America

The assumed discount rate of 5.3% for the year ended 30 June 2005, represents a 100 basis point decrease from the 6.3% for the year ended 30 June 2004. This discount rate assumption was determined by matching future pension benefit payments with expected future AA bond yields for the same periods.

Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements (Continued)

22.   Pension and other post-retirement benefits (Continued)

The group expects the following benefit payments to be paid out of the plans for the years indicated. The expected benefits are based on the same assumptions used to measure the group’s benefit obligation as at 30 June 2005 and include estimated future employee service.

	South Africa	Foreign	Total
	(Rand in millions)
2006	63	31	94
2007	70	30	100
2008	77	29	106
2009	86	29	115
2010	96	28	124
2011-2015	670	139	809
	1,062	286	1,348

Sensitivity Analysis

Assumed healthcare cost trend rates have a significant effect on the amounts reported for the healthcare and life insurance plans. A one percentage-point change in assumed healthcare cost trend rates could have the following effect:

	Post retirement healthcare
	South Africa		Foreign
	Point increase	Point decrease	Point increase	Point decrease
	(Rand in millions)
2005
Effect on total service and interest cost components	59	(46)	4	(3)
Effect on accumulated post-retirement benefit obligations	451	(357)	41	(30)
2004
Effect on total service and interest cost components	55	(42)	4	(3)
Effect on accumulated post-retirement benefit obligations	403	(319)	44	(35)
2003
Effect on total service and interest cost components	49	(39)	4	(3)
Effect on accumulated post-retirement benefit obligations	321	(255)	57	(45)

Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements (Continued)

23.   Accumulated other comprehensive income

The components of accumulated other comprehensive income are summarized as follows:

	30 June	30 June	30 June
	2005	2004	2003
	(Rand in millions)
Realised and unrealised holding losses from cash flow hedging activity, net of tax	(1,436)	(1,437)	(351)
Translation of foreign operations with a functional currency other than rand, net of tax	(1,275)	(1,303)	(219)
Minimum pension liability adjustment, net of tax	(64)	—	(335)
	(2,775)	(2,740)	(905)

24.   Concentration of risk

Financial and market risk

In the normal course of business, the group is exposed to liquidity, credit, foreign exchange, interest rate and crude oil price risks. In order to manage these risks, the group has developed a comprehensive risk management process to facilitate control and monitoring of these risks. General corporate hedging unrelated to specific transactions or projects is not undertaken. Throughout the years ended 30 June 2005 and 30 June 2004 it has been, and remains, our policy that no speculative trading in derivative instruments be undertaken.

Unless specified otherwise, derivative financial instruments did not qualify as designated cash flow hedges and thus fair value gains and losses are recognized in the income statement.

Liquidity risk

The group manage’s liquidity risk by proper management of working capital, capital expenditure and cash flows. We finance our operations through a mixture of retained profits, short-term and long-term bank funding, a commercial paper programme and corporate bond issues. Adequate banking facilities and reserve borrowing capacities are maintained. We have sufficient undrawn call/demand borrowing facilities, which could be utilized to fund any potential shortfall in cash resources.

Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements (Continued)

24.   Concentration of risk (Continued)

Maturity profile of financial instruments held at 30 June 2005:

		Maturity
	Carrying value	Within one year	One to two years	Two to three years	Three to Four years	Four to five years	More than five years	Total Maturity
	(Rand in millions)
Financial assets
Cash and cash equivalents (note 9)	2,350	2,350	—	—	—	—	—	2,350
Cash restricted for use (note 9)	331	331	—	—	—	—	—	331
Trade and other receivables	10,999	10,999	—	—	—	—	—	10,999
Investments in securities (note 12)	395	—	—	—	—	—	395	395
Long-term receivables	616	—	36	26	24	35	495	616
Financial liabilities
Long-term and short-term debt	15,293	5,355	639	2,706	597	3,011	2,985	15,293
Trade payables	5,181	5,181	—	—	—	—	—	5,181
Accrued expenses and other obligations	4,300	4,300	—	—	—	—	—	4,300
Bank overdraft	266	266	—	—	—	—	—	266

Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements (Continued)

24.   Concentration of risk (Continued)

	Contract Amount	Within one year	One to two years
FORWARD EXCHANGE CONTRACTS
Transactions which have already occurred
Imports—Capital
US dollar	41	41	—
Euro	39	39	—
Total	80	80	—
Imports—Goods
US dollar	717	717	—
Euro	10	10	—
Total	727	727	—
Exports
US dollar	485	485	—
Euro	30	30	—
Pounds sterling	78	78	—
Other currency—US dollar equivalent	75	75	—
Total	668	668	—
Other payables (liabilities)
US dollar	331	331	—
Euro	4	4	—
Pounds sterling	24	24	—
Total	359	359	—
Other receivables (assets)
US dollar	1,482	1,482	—
Related to future commitments
Imports
US dollar	422	413	9
Euro	383	383	—
Pounds sterling	4	4	—
Other Currency—US dollar equivalent	9	9	—
Total	818	809	9
Other payables (liabilities)
US dollar	886	886	—
Euro	30	30	—
Pounds sterling	1	1	—
Total	917	917	—
Commodity Derivatives
Futures—Crude Oil	260	260	—
Swaps—Fuel Oil	70	70	—
Zero cost collar—call options sold	2,622	2,622	—
Zero cost collar—put options bought	1,440	1,440	—
Options sold	1,882	1,431	451

Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements (Continued)

24.   Concentration of risk (Continued)

		Maturity
	Nominal Value	Within one year	One to two years	Two to three years	Three to Four years	Four to Five years	More than Five Years
Cross Currency Swaps
Euro to US dollar	5,219	5,219	—	—	—	—	—
Other	2,784	1,201	—	—	31	62	1,490
Total	8,003	6,420	—	—	31	62	1,490
Interest Rate Derivatives
Pay fixed rate receive floating rate
US dollar	653	65	136	145	307	—	—
Rands	500	—	—	500	—	—	—
Total	1,153	65	136	645	307	—	—
Other
Rand	1,000	500	500	—	—	—	—

Credit risk

The group has credit risk with respect to long-term receivables, trade receivables, cash and cash equivalents, held-to-maturity investments and derivative contracts. The exposure to credit risk with regard to trade receivables is not concentrated due to a large customer base. Adequate provision is made for doubtful debts.

We minimize our credit risk relating to financial instruments by only transacting with major financial institutions on listed exchanges. Counterparty credit limits are in place and reviewed and approved by the respective subsidiary boards.

Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements (Continued)

24.   Concentration of risk (Continued)

Credit risk exposure in respect of trade receivables is analyzed as follows:

	2005	2004
	%	%
By business segment
Sasol Mining	2	1
Sasol Synfuels	1	2
Sasol Liquid Fuels Business	22	25
Sasol Gas	2	2
Sasol Olefins and Surfactants	37	35
Sasol Polymers	9	10
Sasol Solvents	14	13
Sasol Synfuels International	—	—
Other Businesses	13	12
	100	100
By geographic location
South Africa	38	43
Rest of Africa	4	2
Europe	34	33
Middle East	3	3
Far East	4	5
North America	12	11
South America	3	2
Southeast Asia and Australasia	2	1
	100	100

No single customer represents more than 10% of the group’s total turnover for the years ended, or total trade receivables at, 30 June 2005 and 30 June 2004.

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

Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements (Continued)

24.   Concentration of risk (Continued)

The following forward exchange contracts were held at 30 June 2005:

FORWARD EXCHANGE CONTRACTS	Contract foreign currency amount	Contract amount	Estimated fair value gains / (losses)	Calculated average rate
	(Millions)	(Rand in millions)
Transactions which have already occurred
Imports—Capital
US dollar	6	41	(2)	7.01
Euro	4	39	(3)	8.77
Total		80	(5)
Imports—Goods
US dollar	107	717	—	6.68
Euro	1	10	—	8.23
Total		727	—
Exports
US dollar	75	485	(39)	6.46
Euro	4	30	—	8.04
Pounds sterling	7	78	(1)	11.77
Other currency—US dollar equivalent	11	75	(1)	6.63
Total		668	(41)
Other payables (liabilities)
US dollar	49	331	3	6.73
Euro	—	4	—	8.13
Pounds sterling	2	24	—	12.03
Total		359	3
Other receivables (assets)
US dollar	228	1,482	(24)	6.49
Euro	—	—	2	—
Total		1,482	(22)
Related to future commitments
Imports
US dollar	61	422	(39)	6.86
Euro	46	383	(13)	8.33
Pounds sterling	—	4	—	12.34
Other currency—US dollar equivalent	1	9	—	6.68
Total		818	(52)
Other payables (liabilities)
US dollar	147	886	98	6.03
Euro	4	30	—	8.25
Pounds sterling	—	1	—	12.52
Total		917	98
Cross Currency Swaps
Euro to US dollar	673	5,219	(609)	7.75
Other	420	2,784	14	6.62
Total		8,003	(595)

Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements (Continued)

24.   Concentration of risk (Continued)

Interest rate risk

The group monitor’s exposure to interest rate risk on debt and investments on a continuous basis. The financing of the group is structured on a combination of floating and fixed interest rates. The benefits of fixing or capping interest rates on debt to achieve improved predictability of cash flows are considered and implemented on a case-by-case basis.

The following interest rate derivative contracts were in place at 30 June 2005:

	Notional contract amount				Estimated
	Foreign currency	Rand equivalent	Expiry date	Average fixed rate	fair value gains / (losses)
	(Millions)	(Rand			(Rand
		in millions)			in millions)
Interest rate derivatives
Pay fixed rate receive floating rate
US dollar	98	653	15 Jan 2008	3.8%	10
Rands		500	30 Jun 2008	9.7%	(30)
Total		1,153			(20)
Interest rate cap or collar
(relating to long-term debt)
Rand—Cap		500	29 Jun 2007	9.4%	(9)
Rand—Collar		500			(9)
Cap			30 Jun 2006	11.0%
Floor			30 Jun 2006	9.0%
		1,000			(17)

Crude oil price risk

The group make’s use of derivative instruments, including commodity swaps, zero cost collars, options and futures contracts of short duration as a means of mitigating price and timing risks on crude oil and other energy related product purchases and sales. In effecting these transactions, the companies concerned operate within procedures and policies designed to ensure that risks, including those relating to the default of counterparties are minimized.

In the financial year under review, the group hedged a portion of our exposure to crude oil price volatility by entering into a derivative instrument in terms of which 45,000 barrels of crude oil per day were sold forward at a weighted average price of US$33.12 per barrel. Whilst the hedge achieved our objective of achieving a minimum level of cash flows in order to fund our capital expenditure programme, the group realized a total opportunity loss for the year on this hedge of R1,147 million before tax.

We have reviewed our crude oil price exposure for the financial year ahead. Due to continuing volatility in oil markets and considering the capital expenditure plans for the year, we have decided to continue with modest hedging to protect cash flows, but following a different approach.

We have, therefore, for the next financial year, entered into hedging transactions (zero cost collars) for 45 000 barrels of crude oil (dated Brent) per day. In terms of this hedge the group will be protected, should monthly average oil prices decrease below US$45.00 per barrel on the hedged portion of

Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements (Continued)

24.   Concentration of risk (Continued)

production, and conversely, will incur opportunity losses on the hedged portion of production should monthly average oil prices exceed US$82.61 per barrel.

We believe the revised approach to be more appropriate in the context of the currently high and rising crude oil prices.

The following hedging instruments were in place in respect of crude and fuel oil derivative instruments at 30 June 2005:

	Contract foreign currency	Contract amount	Estimated fair value gains / (losses)	Average price
	(Millions)	(Rand in millions)
Commodity derivatives
Futures
Crude oil futures (US dollar)	39	260	(2)	55.95
Swaps
Fuel oil (US dollar)	10	70	22	207.25
Zero cost collar
Call options sold (US dollar)	393	2,622	—	82.61
Put options sold (US dollar)	216	1,440	11	45.00
Options sold
Call options sold (US dollar)	43	289	(2)	93.62
Put options sold (US dollar)	239	1,593	8	32.66

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

Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements (Continued)

24.   Concentration of risk (Continued)

Long-term and short-term debt

The fair value of long-term debt is estimated based on the effective interest rate and expected future cash flows. The fair value of short-term debt approximates the carrying value as a result of the short-term maturity periods.

Foreign currency contracts and cross-currency options

The fair value gains/(losses) are determined by recalculating the daily forward rates for each currency using a forward rate interpolator model. The net market value of all forward exchange contracts at year end was then calculated by comparing the forward exchange contracted rates to the equivalent year end market foreign exchange rates. The present value of these net market values were then calculated using the appropriate currency specific discount curve.

Interest rate swaps and oil futures

The fair value of interest rate swaps and oil futures is determined by reference to quoted market prices for similar instruments.

The fair value of financial instruments was as follows:

	2005		2004
	Carrying value	Fair value	Carrying value	Fair value
	(Rand in millions)
Cash and cash equivalents	2,350	2,350	1,410	1,410
Cash restricted for use	331	331	930	930
Investments in securities for which it is:
—Practical to estimate fair value	194	194	144	144
—Not practical to estimate fair value	201	—	225	—
Long-term receivables	616	616	663	663
Long-term and short-term debt	(15,293)	(15,293)	(14,292)	(14,297)
Bank overdraft	(266)	(266)	(74)	(74)
Foreign currency options	(19)	(19)	(436)	(436)
Cross-currency options	(595)	(595)	(677)	(677)
Interest rate swaps	(38)	(38)	(35)	(35)

Labor risk

Approximately 54% of the South African labor force in South Africa are members of labor unions. The majority of the union members are blue-collar employees. The unions negotiate an annual wage agreement which is binding on employees in the bargaining unit which consists of occupational groupings of mainly blue collar workers in the organisation. These agreements are valid from 1 July to 30 June of each year. There are no long-term wage agreements in place.

The levels of unionization for operations outside South Africa varies. It is mostly contained amongst blue collar workers and membership ranges from 30-50%.

Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements (Continued)

24.   Concentration of risk (Continued)

Mining Charter

In October 2002, the government and representatives of South African mining companies and mineworkers’ unions signed a charter (the Mining Charter), designed to facilitate the participation of historically disadvantaged South Africans in the country’s mining industry. The Mining Charter requires mining companies to ensure that historically disadvantaged South Africans hold at least 15% ownership of mining assets in South Africa within five years from the effective date of the Mineral and Petroleum Resources Development Act, enacted on 1 May 2004, and reach ownership of at least 26% within 10 years. The Mining Charter also requires that transactions must take place in a transparent manner, on a willing seller-buyer basis, at fair market value, where mining companies are not at risk. It also requires that mining companies assist historically disadvantaged groups in securing finance to fund participation in an amount of R100 billion over the next five years. We were not a signatory to the Mining Charter. We are closely monitoring developments in connection with the Mining Charter and its application. The group will consider to what extent the principles of the charter may apply to the group and the appropriate actions that may be required. It cannot be assured that the costs that may be incurred in any restructuring that may be undertaken as a result of the Mining Charter and relevant developments will not have a material effect on the group’s operating results, cash flows and financial position.

Liquid Fuels Charter

The Liquid Fuels Charter requires the group to ensure that historically disadvantaged South Africans hold at least 25% ownership of liquid fuels business by the year 2010. Whilst it is the group’s intention that equity participation will take place through transactions at fair market value, the group may be required to facilitate these transactions.

Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements (Continued)

25.   Supplemental cash flow information

Per SFAS 95, Statement of Cash Flows, the preferred method of presentation of the cash flow statement is the direct method and therefore the presentation in the current year has been amended and comparative periods restated. Details of supplemental disclosures of cash flow or non-cash investing and financing information was:

	Years ended:
	30 June	30 June	30 June
	2005	2004	2003
	(Rand in millions)
Cash flow from operations
Earnings attributable to shareholders	9,787	5,358	7,344
Change in method of accounting for asset retirement obligations	—	—	(529)
Minority interest	103	92	170
(Earnings)/losses of equity accounted investees	(307)	49	47
Net profit after tax	9,583	5,499	7,032
Dividends received	(23)	(14)	(14)
Interest received	(116)	(183)	(193)
Finance costs paid	332	368	271
Gain arising from issuance of subsidiary’s shares	—	(108)	—
Income tax	5,157	3,177	3,915
Operating profit	14,933	8,739	11,011
Adjusted for
amortization of intangible assets	407	493	349
capitalised exploration expenditure written off	33	153	—
depreciation of property, plant and equipment	3,341	4,372	4,165
effect of cash flow hedge accounting	20	—	—
impairment of
property, plant and equipment	218	253	5
goodwill	—	21	48
intangible assets	13	5	5
investments in securities	2	5	—
investments in associates	35	—	—
loss / (gain) on disposal of
non-current assets	267	(165)	(9)
investments in businesses	2	(78)	—
equity accounted investees	(31)	27	—
movement in provision for doubtful debts	(10)	44	(90)
movement in provision for inventory obsolescence	25	(111)	5
movement in long-term prepaid expenses	21	—	—
movement in long-term obligations	160	(47)	(1,394)
movement in short-term obligations	113	—	—
movement in pension and other post-retirement benefits	311	551	1,850
realisation of translation effects	(8)	—	—
stock based compensation / (income)	69	25	(7)
translation of net investment in foreign entities	210	(570)	(345)
write-down of inventories to net realizable value	47	62	44
(increase) / decrease in working capital
movement in inventories	(1,567)	(108)	244
movement in trade receivables	(830)	(426)	(108)
movement in other receivables and prepaid expenses	(228)	(1,172)	(928)
movement in trade payables	930	(42)	(379)
movement in other payables and accrued expenses	(1,067)	1,939	867
movement in cash restricted for use	611	(131)	1,387
	18,027	13,839	16,720

Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements (Continued)

25.   Supplemental cash flow information (Continued)

	Years ended:
	30 June	30 June	30 June
	2005	2004	2003
	(Rand in millions)
Dividends received
investments	23	14	14
equity accounted investees	38	23	—
	61	37	14
Dividends paid
Final dividend—prior year	(1,440)	(1,432)	(1,524)
Interim dividend—current year	(1,416)	(1,316)	(1,311)
	(2,856)	(2,748)	(2,835)
Detail of businesses acquired (see note 4):
Current assets acquired including cash	—	—	(2,221)
Fair value of non-current assets acquired	—	(577)	(1,230)
Liabilities assumed including deferred taxes	—	330	2,946
Cash paid, net of cash acquired	—	(247)	(505)
Detail of businesses disposed of (see note 4):
Current assets disposed of	81	225	—
Non-current assets disposed of	78	265	—
Cash balance disposed of	82	3	—
Liabilities disposed of including deferred taxes	(292)	(360)	—
Net assets disposed of	(51)	133
Realisation of accumulated translation effects	(24)	43	—
Profit on disposal of businesses	29	78	—
Total consideration	(46)	254	—
Assets acquired under finance lease obligations	288	157	323

26.   Related parties

The group entered into transactions with related parties, comprising mainly product sales and sales of raw materials. These sales are in the ordinary course of business and terms and conditions are determined on an arm’s length basis.

The transactions and balances with related parties are summarised below:

	Years ended:
	30 June	30 June	25 June
	2005	2004	2003
	(Rand in millions)
Income
Sales of goods and services	1,770	1,050	1,951
Expenses
Purchases of goods and services	1,190	1,048	132

Included in the above amounts are a number of transactions with related parties which are individually insignificant.

Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements (Continued)

26.   Related parties (Continued)

The balances of receivables and payables between the group and its related parties are as follows:

		30 June	30 June	30 June
	Relationship	2005	2004	2003
		(Rand in millions)
Receivables
Sasol Dia Acrylates (Pty) Limited	Equity accounted investee	95	—	—
Merisol LP	Equity accounted investee	88	44	38
Exelem Aviation (Pty) Limited	Equity accounted investee	86	—	—
Total South Africa Limited	Joint venture partner	82	111	75
Wesco China Limited	Equity accounted investee	36	29	15
DPI Holdings (Pty) Limited	Equity accounted investee	32	23	27
Oryx GTL Limited	Equity accounted investee	24	8	14
Tosas Holdings (Pty) Limited	Equity accounted investee	21	36	—
Sasol Chevron Holdings Limited	Equity accounted investee	24	12	—
Spring Lights Gas (Pty)Limited	Equity accounted investee	4	6	11
Sasol Roche Blasting Services (Pty) Limited	Equity accounted investee	—	—	14
Petlin (Malaysia) Sdn.Bhd	Equity accounted investee	—	—	2
Oil Insurance Limited	Unlisted equity security	—	14	—
Other related parties		66	113	114
		558	396	310
Long term receivables
Merisol LP	Equity accounted investee	42	66	76
Petlin (Malaysia) Sdn.Bhd	Equity accounted investee	25	—	—
Spring Lights Gas (Pty) Limited	Equity accounted investee	4	5	—
Sasol Roche Blasting Services (Pty) Limited	Equity accounted investee	—	—	21
Oryx GTL Limited	Equity accounted investee	—	8	—
Other		4	8	—
		75	87	97
Payables
Sasol Dia Acrylates (Pty) Limited	Equity accounted investee	72	32	—
Oryx GTL Limited	Equity accounted investee	55	—	—
Sasol Huntsman GmbH and Co KG	Equity accounted investee	8	8	—
Merisol LP	Equity accounted investee	3	12	—
Oil Insurance Limited	Unlisted equity security	—	14	—
Spring Lights Gas (Pty) Limited	Equity accounted investee	—	18	—
Optimal Olefins Malaysia Sdn.Bhd	Equity accounted investee	—	29	—
Other related parties		18	15	13
		156	128	13

Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements (Continued)

27.   Post balance sheet events

In May 2005, the South African Competition Commission conditionally recommended the approval of the proposed joint venture between Sasol’s and Petronas’ liquid fuels businesses, to be called Uhambo Oil, to the Competition Tribunal. Public hearings are scheduled for October 2005 where after the Competition Tribunal will give its ruling. Approval of the transaction by the European Commission was granted in February 2005.

The governments of South Africa and Mozambique have the option collectively to acquire 50% of the shares in Rompco which was a wholly owned Sasol subsidiary at 30 June 2005, at a price to be determined by means of a formula at the date they exercise the option. On 1 July 2005, a 25% interest in the Republic of Mozambique Pipeline Investment Company was sold to iGas Limited (owned by the South African Government) for R609 million realizing a profit of R189 million.

Sasol announced in August 2005 that it is considering the divestment from its Olefins and Surfactants business including its Safol plant but excluding its comonomers activities in South Africa. In 2003, Sasol determined that it would continue to grow its chemical businesses conditional upon projects leveraging its technology or securing integrated and highly cost-competitive feedstock positions. The Olefins and Surfactants business is only partially integrated upstream into feedstock and has not adequately provided the integration benefits which Sasol requires. The potential divestment is subject to an acceptable price being obtained.

Sasol announced on 22 September 2005 that Tshwarisano, its Broad-Based BEE partner, would acquire a 12.5% interest in Uhambo Oil Limited for an amount of R1.5 billion. As noted above the Uhambo Oil transaction is subject to Competition Tribunal approval.

Through Sasol Financing (Pty) Limited and jointly with JP Morgan and Nedbank, Sasol will arrange and structure the senior-debt financing required by Tshwarisano amounting to approximately R1.1 billion. The group will provide guarantees for this debt to the participating banks. Additionally we will bear the advising, arranging and structuring fees and waive the guarantee fees which would normally be charged to the beneficiaries. In addition, Sasol is contributing R45 million to two trusts, aimed at empowering the severely underprivileged, as well as Uhambo Oil staff and their families.

If, for any reason, the Competition Tribunal does not rule in favor of the merger, then Tshwarisano will become a 25% shareholder in Sasol LFB rather than a 12.5% shareholder in Uhambo Oil.

Sasol’s Lake Charles Chemical Complex located in the United States suffered some damage due to Hurricane Rita which made landfall on 24 September 2005. The extent of the damages to our facilities is currently being assessed. It is expected that normal production at the entire complex will commence during mid October 2005 and at which time it is expected that electrical power will also be restored to the homes of our employees in the affected areas. Physical damage to our facilities will be claimed against our insurance (subject to a deductible of US$2 million) and it is anticipated that loss of profits will be claimed if the plant is out of production for a period exceeding 45 days.

Sasol Limited and its subsidiaries
Supplemental Oil and Gas Information (unaudited)

SUPPLEMENTAL OIL AND GAS INFORMATION (unaudited)

In accordance with FAS 69, “Disclosures about Oil and Gas Producing Activities”, and regulations of the US Securities and Exchange Commission, this section provides supplemental information about oil and gas exploration and production operations. Tables 1 through to 3 provide historical information pertaining to costs incurred for property acquisitions, exploration and development; capitalized costs and results of operations. Tables 4 through to 6 present information on the estimated net proved reserve quantities; standardized measure of estimated discounted future net cash flows related to proved reserves and changes therein.

TABLE 1—COSTS INCURRED IN OIL AND GAS PROPERTY ACQUISITION, EXPLORATION, AND DEVELOPMENT ACTIVITIES

	Mozambique	Other areas	Total
	(Rand in millions)
Year ended 30 June 2003
Exploration	11.6	108.8	120.4
Development	911.9	78.0	989.9
Total costs incurred	923.5	186.8	1,110.3
Year ended 30 June 2004
Acquisition of unproved properties	—	1.6	1.6
Exploration	159.0	64.1	223.1
Development	654.4	104.4	758.8
Total costs incurred	813.4	170.1	983.5
Year ended 30 June 2005
Acquisition of unproved properties	—	86.8	86.8
Exploration	19.2	70.3	89.5
Development	58.9	57.0	115.9
Total costs incurred	78.1	214.1	292.2

Sasol Limited and its subsidiaries
Supplemental Oil and Gas Information (unaudited) (Continued)

TABLE 2—CAPITALIZED COSTS RELATING TO OIL AND GAS PRODUCING ACTIVITIES

	Mozambique	Other areas	Total
	(Rand in millions)
Year ended 30 June 2003
Proved properties	1,791.4	191.6	1,983.0
Producing wells and equipment	—	180.7	180.7
Support facilities and equipment	1.2	—	1.2
Non-producing wells and equipment	1,790.2	—	1,790.2
Other	—	10.9	10.9
Unproved properties
Uncompleted and non-producing wells and equipment	3.4	—	3.4
Capitalized costs	1,794.8	191.6	1,986.4
Accumulated depreciation	(0.2)	(34.7)	(34.9)
Net book value	1,794.6	156.9	1,951.5
Year ended 30 June 2004
Proved properties	2,458.3	223.8	2,682.1
Producing wells and equipment	2,238.8	164.8	2,403.6
Support facilities and equipment	24.0	—	24.0
Non-producing wells and equipment	195.5	48.0	243.5
Other	—	11.0	11.0
Unproved properties
Uncompleted and non-producing wells and equipment	—	30.5	30.5
Capitalized costs	2,458.3	254.3	2,712.6
Accumulated depreciation	(28.6)	(68.5)	(97.1)
Net book value	2,429.7	185.8	2,615.5
Year ended 30 June 2005
Proved properties	2,508.2	311.8	2,820.0
Producing wells and equipment	2,333.8	253.6	2,587.4
Non-producing wells and equipment	174.4	58.2	232.6
Unproved properties
Uncompleted and non-producing wells and equipment	—	87.6	87.6
Capitalized costs	2,508.2	399.4	2,907.6
Accumulated depreciation	(178.9)	(107.2)	(286.1)
Net book value	2,329.3	292.2	2,621.5

Sasol Limited and its subsidiaries
Supplemental Oil and Gas Information (unaudited) (Continued)

TABLE 3—RESULTS OF OPERATIONS FOR OIL AND GAS PRODUCING ACTIVITIES

	Mozambique	Other areas	Total
	(Rand in millions)
Year ended 30 June 2003
Sales to unaffiliated parties	—	201.4	201.4
Total revenue	—	201.4	201.4
Production costs	—	(58.8)	(58.8)
Foreign currency translation losses	(167.6)	—	(167.6)
Exploration expenses	(11.6)	(108.8)	(120.4)
Depreciation	—	(35.6)	(35.6)
Operating loss	(179.2)	(1.8)	(181.0)
Future income taxes	—	(31.4)	(31.4)
Results of operations	(179.2)	(33.2)	(212.4)
Year ended 30 June 2004
Sales to unaffiliated parties	—	261.6	261.6
Transfers to affiliated parties	50.1	—	50.1
Total revenue	50.1	261.6	311.7
Production costs	(36.3)	(70.6)	(106.9)
Foreign currency translation losses	(28.3)	—	(28.3)
Exploration expenses	(159.0)	(64.1)	(223.1)
Depreciation	(28.5)	(42.5)	(71.0)
Other income/expenses	(2.8)	6.8	4.0
Operating (loss) / profit	(204.8)	91.2	(113.6)
Future income taxes	99.5	(78.0)	21.5
Results of operations	(105.3)	13.2	(92.1)
Year ended 30 June 2005
Sales to unaffiliated parties	3.1	392.5	395.6
Transfers to affiliated parties	445.1	—	445.1
Total revenue	448.2	392.5	840.7
Production costs	(126.3)	(76.0)	(202.3)
Exploration expenses	(42.4)	(78.1)	(120.5)
Depreciation	(142.2)	(48.3)	(190.5)
Operating profit	137.3	190.1	327.4
Future income taxes	(48.2)	(108.6)	(156.8)
Results of operations	89.1	81.5	170.6

Sasol Limited and its subsidiaries
Supplemental Oil and Gas Information (unaudited) (Continued)

TABLE 4—PROVED RESERVE QUANTITY INFORMATION

	Crude Oil and Condensate			Natural Gas
	Mozambique	Other areas	Total	Mozambique	Other areas	Total
	Millions of barrels			Billions of cubic feet
Proved developed and undeveloped reserves
First estimate	—	9.2	9.2	1,445.0	—	1,445.0
Production	—	(1.5)	(1.5)	(7.0)	—	(7.0)
Balance at 30 June 2004	—	7.7	7.7	1,438.0	—	1,438.0
Revisions	7.5	2.7	10.2	(24.9)	—	(24.9)
Extensions and discoveries	—	1.0	1.0	—	—	—
Production	(0.2)	(1.6)	(1.8)	(45.2)	—	(45.2)
Balance at 30 June 2005	7.3	9.8	17.1	1,367.9	—	1,367.9
Proved developed reserves
At 30 June 2004	—	4.3	4.3	375.0	—	375.0
At 30 June 2005	3.1	4.7	7.8	385.7	—	385.7

The table above records estimates of the reserve quantities held by Sasol, through its various operating entities under Sasol Petroleum International (Pty) Limited.

Comparative information for 30 June 2003 has not been disclosed due to the unavailability of the relevant information.

The company currently has reserves in two fields:

In Gabon, the company holds a 27.75% non-operated interest in the offshore Etame field. An internally determined assessment of oil reserves was conducted during April 2005. As the license held over this property is a Production Sharing Contract, reserves reported represent the net economic interest volumes attributable to the company, after deduction for royalties, grossed up for income taxes. Extensions and discoveries relate to the Avouma discovery.

In Mozambique, the company holds a 70% operated interest in the Pande and Temane gas fields. An internally determined assessment of gas reserves was conducted during April 2005. Reserves reported represent the net economic interest volumes attributable to the company, after deduction of production tax. Additionally, the volumes booked are restricted to the take-or-pay quantities defined in the gas sales contract agreement for the 25-year term. A phased approach to field development has been followed and only the Temane field has currently been developed. It is planned to develop the Pande field and bring it into production during 2007. Due to a spot market in respect of condensate having been proved over the past year the condensate volumes have now also been booked.

Sasol Limited and its subsidiaries
Supplemental Oil and Gas Information (unaudited) (Continued)

NOTES & DEFINITIONS

The definitions of categories of reserves used in this disclosure are consistent with those set forth in the regulations of the Securities and Exchange Commission:

Proved Reserves—Those quantities of crude oil, natural gas, and natural gas liquids which, upon analysis of geologic and engineering data, appear with reasonable certainty to be recoverable in the future from known oil and gas reservoirs under existing economic and operating conditions i.e. prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions. Proved reserves are limited to those quantities of oil and gas which can be expected, with little doubt, to be recoverable commercially at current prices and costs, under existing regularity practices and with existing conventional equipment and operating methods. Depending upon their status of development, such proved reserves are subdivided into “proved developed reserves” and “proved undeveloped reserves”.

Proved Developed Reserves—Reserves which can be expected to be recovered through existing wells with existing equipment and operating methods.

Proved Undeveloped Reserves—Reserves which are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

TABLE 5—STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS

	Mozambique	Other areas	Total
	(Rand in millions)
Year ended 30 June 2004
Future cash inflows	10,820.4	1,668.8	12,489.2
Future production costs	(1,987.0)	(570.3)	(2,557.3)
Future development costs	(835.9)	(73.6)	(909.5)
Future income taxes	(1,427.2)	(283.9)	(1,711.1)
Undiscounted future net cash flows	6,570.3	741.0	7,311.3
10% annual discount for timing of estimated cash flows	(4,026.3)	(190.4)	(4,216.7)
Standardized measure of discounted future net cash flows	2,544.0	550.6	3,094.6
Year ended 30 June 2005
Future cash inflows	15,133.0	3,416.0	18,549.0
Future production costs	(3,255.2)	(955.5)	(4,210.7)
Future development costs	(1,157.1)	(107.0)	(1,264.1)
Future income taxes	(2,878.8)	(942.6)	(3,821.4)
Undiscounted future net cash flows	7,841.9	1,410.9	9,252.8
10% annual discount for timing of estimated cash flows	(4,794.6)	(448.9)	(5,243.5)
Standardized measure of discounted future net cash flows	3,047.3	962.0	4,009.3

Comparative information for 30 June 2003 has not been disclosed due to the unavailability of the relevant information.

The standardized measure of discounted future cash flows, related to preceding proved oil and gas reserves, is calculated in accordance with the requirements of SFAS 69. Estimated future cash inflows from

Sasol Limited and its subsidiaries
Supplemental Oil and Gas Information (unaudited) (Continued)

production are computed by applying year-end prices and year-end quantities of estimated net proved reserves. Future development and production costs are those estimated future expenditures necessary to develop and produce year-end estimated proved reserves based on year-end cost indices, assuming continuation of year-end economic conditions. Estimated future income taxes are calculated by applying appropriate year-end statutory tax rates.

The information provided does not represent management’s estimate of the companies expected future cash flows or value of proved oil and gas reserves. Estimates of proved reserve quantities shall change over time as new information becomes available. Moreover, probable and possible reserves, which may become proved in the future, are excluded from the calculations. The arbitrary valuation prescribed under SFAS 69 requires assumptions as to the timing of future development and production costs. The calculations are made as of each fiscal year-end and should not be relied upon as an indication of the companies’ future cash flows or value of their oil and gas reserves

TABLE 6—CHANGES IN THE STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS

	Mozambique	Other Areas	Total
	(Rand in millions)
Present value at 1 July 2004	2,544.0	550.6	3,094.6
Net changes for the year	503.3	411.4	914.7
Sales and transfers of oil and gas produced net of production costs	(321.7)	(281.6)	(603.3)
Development costs incurred	58.9	57.0	115.9
Extensions, discoveries and improved recovery less related costs	—	154.4	154.4
Revisions of previous quantity estimates	773.6	277.9	1,051.5
Net changes in prices, net of production costs	440.8	541.1	981.9
Changes in estimated development costs	(203.7)	8.6	(195.1)
Accretion of discount	283.6	76.5	360.1
Net change in income tax	(539.2)	(420.2)	(959.4)
Others	11.0	(2.3)	8.7
Present value at 30 June 2005	3,047.3	962.0	4,009.3

Comparative information has not been disclosed due to the unavailability of the relevant information.

ITEM 19.   EXHIBITS

1.1	Memorandum of associations of Sasol Limited*
1.2	Articles of association of Sasol Limited*
4.1	Management Share Incentive Scheme*
8.1	List of subsidiaries
12.1	Certification of Lawrence Patrick Adrian Davies, chief executive of Sasol Limited pursuant of Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Trevor Stewart Munday, deputy chief executive and chief financial officer of Sasol Limited pursuant of Section 302 of the Sarbanes-Oxley Act of 2002
13.1

Certification of Lawrence Patrick Adrian Davies, chief executive of Sasol Limited and Trevor Stewart Munday, deputy chief executive and chief financial officer of Sasol Limited pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*       Incorporated by reference to our registration statement on Form 20-F filed on 6 March 2003.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SASOL LIMITED
	By:	/s/ TREVOR STEWART MUNDAY
Trevor Stewart Munday
Deputy chief executive and chief financial officer
Date: 26 October 2005

GLOSSARY OF TERMS

Acetic acid

The chemical compound acetic acid, systematically called ethanoic acid. Acetic acid is a carboxylic acid with chemical formula C2H4O2, also written as H3C-COOH to reflect its chemical structure. In pure form it has an ice crystal form, which is called

Acetone

In chemistry, acetone is the simplest representative of the ketones. It is a colorless mobile flammable liquid. The most familiar household use of acetone is as the active ingredient in nail polish remover. Acetone is also used to make plastic, fibers, drugs, and other chemicals.

Acrylates

Acrylates are a family of polymers and are a type of vinyl polymer. Acrylates are produced from acrylate monomers. Acrylate monomers are esters which contain vinyl groups, that is, two carbon atoms double-bonded to each other, directly attached to the carbonyl carbon.

Acrylic acid	An unsaturated acid produced mainly by oxidation of propylene that polymerizes readily and is used as a building block for acrylic polymers.
Aeromagnetic surveys

The determinations of the variability of the surface magnetism by trailing a detector behind an aircraft at a certain altitude above surface. These surveys are used to determine discrete magnetic bodies in the near surface strata such as dolerite dykes and sills.

Alcohol

Besides the potable form which is ethanol, the term refers to a broader class of chemicals. Alcohols are produced either from natural feedstocks such as sugar and coconut oil or synthetically from petroleum derivatives such as ethylene and propylene. Used as solvents, fuels and beverages, or as intermediate in production of range of products such as detergents, pharmaceuticals, plasticizers and fuels

Alkanolamines	A chemical produced by adding ethylene oxide to ammonia.
Alkylamines	Derivative of ammonia in which one or more of the hydrogen atoms is replaced by a hydrocarbon group and not an alcohol group.
Alkylates

Is a product formed by reacting an olefin with an aromatic compound. In the case of linear alkylbenzene (“LAB”) this is the reaction of a C11 to C14 linear olefin with benzene. The LAB is then normally reacted with sulfonic acid to produce a surfactant called Linear Alkylbenzene Sulfonate LAS.

Alpha olefin

An olefin with a double bond between the 1st and 2nd carbon atoms. An Alpha Olefin can be linear or branched. Sasol Olefins and Surfactants manufacture 1-Pentene, 1-Hexene, 1-Octene in Secunda, which are all Alpha Olefins.

Ammonia	A compound of nitrogen and hydrogen and used amongst others for the production of fertilizers, explosives and nitrogen-containing acids such as nitric acids.
Ammonium nitrate solutions	A solution in water of the ammonium nitrate salt used as a nitrogen source in fertilizers and as an oxidising medium in commercial explosives.
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
Brownfields

The expansion of an existing mine working into adjacent reserve areas that are situated next to the existing mine boundaries. It is contrary to greenfields development, where the development is not done via an existing working mine.

Butadiene	A chemical molecule consisting of 4 carbon atoms and hydrogen, containing two double-bonds in its structure. Used predominantly in the production of synthetic rubber.
Butane	An organic chemical gas used extensively as a propellant or carrier gas in spray aerosol cans (e.g. deodorants and other cosmetic applications)
Butene	One of the olefins. Used: (1) as gasoline component, (2) comonomer for polyethylene, (3) polymerized with itself or alkylated with aromatics to produce high-octane gasoline components.
Butyl and ethyl acrylate

Butyl acrylate and ethyl acrylate are acrylic acid esters. Acrylic acid and its esters are perhaps some of the most versatile monomers for improving performance characteristics to thousands of polymer formulations. Major markets for esters include coatings, textiles, adhesives, paper and plastics. Acrylic polymers are considered as nontoxic.

Butyl glycol ethers

Butyl glycol ether (“BGE”) is a high performing ethylene glycol ether solvent used in a wide range of applications. BGE can be used in both solvent and water based systems and is one of the best available coupling agents and active solvents for water based coatings on the market today.

Calcium chloride	An inorganic salt sold as a colourless liquid solution, is widely used in dust control, moisture-absorbing, as an accelerator for concretes.
Calcium cyanide	Is a mining reagent used in the recovery of gold

Carbide	A compound of carbon and a metallic or semi-metallic element (e.g., calcium, silicon, aluminum, boron).
Carbonaceous mudstone interburden	Clay sized sedimentary material that is encountered between discrete correlateable coal seams.
Carbonaceous mudstone to siltstone parting

Material that may be present within a coal seam which is composed of sedimentary material, deposited in varying velocities of water, stagnant conditions for carbonaceous mudstone to slowly moving for siltstone.

Carbon dioxide	Gas produced by complete combustion of carbon-containing compounds. Uses include dry ice (in solid form) and for carbonation of beverages.
Catalyst	A material that accelerates or retards a chemical reaction without being chemically affected itself (although it may be physically changed or even destroyed).
Caustic soda	A strong industrial alkali sold as a 50% m/m solution, is used in the manufacture of pulp and paper, aluminium, base metals such as copper and nickel.
Ceramic	A hard and durable material with a crystalline structure and high resistance to chemical corrosion and heat, with a broad range of applications.
Chemical reaction	The formation of new chemical substances from one or more reactants through the breakage of existing bonds between atoms and the creation of new ones.
Chlorine	Is an inorganic liquid used as an intermediate in the production of inter alia polyvinyl chloride (PVC polymer) and in water purification plants.
Coal fine	The size fraction of coal, passing through a screen with an aperture of 6.3mm.
Coal pile	Individual bands or laminations of different types of coal within an individual coal seam that can be correlated horizontally for a finite distance.
Coal reserves

That part of the coal deposit which, after appropriate assessments, are considered to be economically mineable, at the time of the reserve determination. It is inclusive of diluting and contaminating materials and allows for losses that can occur when the material is mined.

Cobalt	A metal element often found in the ores of other metals, soils, plants and animals. Component of catalyst systems used in the petrochemical and oil refining industries.
Coke	A brittle, solid, black, lightweight, hydrocarbon material, nearly pure carbon, left as a residual, after the volatiles and most of the noncombustibles have been removed from coal.

Commission

A critical period during which a newly constructed or modified production facility is de-bugged, tested and “switched-on”, following which the facility is formally declared commercially production ready.

Co-monomer

A component added in smaller quantities to the base monomer in the production of polymers (see Polymer) that by their presence in the polymer (e.g. automobile trim, plastic bag, water pipes) convey enhanced performance (appearance, flexibility, impact strength) attributes to the polymer. Examples of co-monomers are: propylene, butene, hexene, octene and butyl acrylate.

Condensate	A hydrocarbon liquid that condenses from a gaseous state to a liquid state when produced.
Copolymer	A polymer produced from two or more dissimilar monomers.
Corrosion	The slow destruction of metal by chemical reaction; for example, iron or steel can rust away through their reaction with oxygen contained in air or water.
Cracker	The technology that is used to partially decompose high molecular weight compounds to lighter low boiling compounds by using elevated temperatures to induce carbon-carbon bond cleavage.
Creosote	A black liquid derived from the gasification of coal and the subsequent distillation of the coal tars. Commonly used as a timber preservative.
Cresol

A liquid obtained from coal tar and containing not more than 5 per cent phenol, ranging from colorless to yellow, brown, or pink. Its primary use is for sterilizing instruments, dishes, utensils, and other inanimate objects. Called also cresylic acid.

Cresylics

A commercial blend of phenolic (ring shaped) molecules with hydroxyl groups (consisting of an oxygen and hydrogen atom) attached to it. Normally produced from coal tars when coal is gasified. Used in a wide range of applications such as resins, gasoline additive, coatings for magnet wire for small electric motors, and disinfectants.

Cyanide	A generic term for a mining reagent in the form of calcium or sodium cyanide solution.
Cyclone	A separation device found on chemical facilities to separate material based on their densities which also separates course and fine particles.
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

Ethanol	Produced chemically from ethylene. Used as a gasoline octane enhancer and oxygenate. Ethanol also can be used in higher concentration in alternative-fuel vehicles optimized for its use.
Ethoxylate	Surfactants that are produced by reacting long-chain alcohol molecules with ethylene oxide (ethylene molecules combined with an oxygen molecule). Commonly used in detergent formulations.
Ethyl acetate

A colorless liquid at room temperature and atmospheric pressure. Commonly known in the chemical industry as an “ester”. Normally made from acetic acid and ethanol. Commonly used as a cleansing and extraction agent, in the paper and perfume industry and as a solvent (in ink and paint).

Ethylene

One of the fundamental building blocks of the chemical industry. A colorless gas usually produced by cracking crude oil derived fractions such as naphtha or natural gas fractions such as ethane at high temperature. Used as a building block in the production of polymers (polyethylene and polyvinyl chloride) and a whole range of other chemicals.

Fraction	A term commonly used in the petrochemical industry to describe a specific “range” (fraction) of hydrocarbons in a mixture, in terms of their chemical and physical properties.
Front-end engineering design	Conceptualizing and beginning the design of a plant.
Gasification	The process where coal is reacted with oxygen, steam or carbon dioxide at temperatures of above 850 degrees Celsius to produce carbon monoxide and hydrogen.

Glacial acrylic acid

Acrylic acid serves as an industrial intermediate product. Furthermore, acrylic acid is used as an ingredient and occurs as residual monomer in consumer products like adhesives, paints, binding agents and printing inks. Crude acrylic acid is processed to purified (glacial) acrylic acid.

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

Hydrocarbon	The broad classification of compounds that are comprised of a carbon skeleton to which hydrogen is bonded.
Hydrochloric acid	A strong industrial acid sold as a 32% m/m solution.
Igneous	Of fire, fiery. Rocks produced by volcanic or magmatic action.
Impact copolymers	A particular form of polymer that by chemical and mechanical design is able to resist impact, e.g. automotive components.
Isomerisation

A process that changes the chemical and physical properties of a molecule without changing the atoms that make up that molecule. Typically used to upgrade marginal product streams in a refinery, i.e. from a lower to a higher octene rating.

Ketones

Ketones are a class of organic compound that contain one or more carbonyl groups bound to two aliphatic, aromatic, or alicyclic substituents, and are represented by the general formula. Ketones are an important class of industrial chemicals that have found widespread use as solvents and chemical intermediates. Acetone is the simplest and most important ketone and finds ubiquitous use as a solvent

Krypton / xenon	Rare noble gases found in minute quantities in nature and used in the lighting and laser technologies as well as flat panel TV and computer screens.
Limestone

A sedimentary rock composed mostly of calcium (the shell remains of marine animals), carbon and oxygen. One of its industrial uses is as an agricultural fertilizer, especially when mixed with ammonium nitrate, which is rich in nitrogen.

Methane	The dominant component of natural gas, which is highly flammable. Used in the production of ammonia, methanol, as a source of heat and a feedstock for our GTL process.
Methylamine	Colorless gas with a strong ammonia smell derived from methanol and ammonia. It is used as an intermediate for dyes, pharmaceuticals, fungicides, tanning and solvents.

Methyl Ethyl Ketone (MEK)	A colorless liquid commonly used as a solvent (in adhesives, inks and paints) and a selective extractant.
Methyl Iso-butyl Ketone (MiBK)	A flammable colorless liquid. It is used largely as a solvent in surface coatings.
Monomer	A chemical capable of converting to long-chain polymers (plastics) or synthetic resins by combination with itself or other similar molecules or compounds.
Naphtha

A crude oil fraction used in the fuel market as a primary component for gasoline production. Also used as a feedstock for production of petrochemical products such as olefins and aromatics, which are the basic building blocks of other downstream chemical products.

n-Butanol

A straight chain hydrocarbon molecule containing 4 carbon atoms and a hydroxyl group at the end of the molecule. Also part of a family of molecules called “alcohols” (see Alcohols) or “oxygenates”(see Oxygenates). Used as a solvent for resins and coatings or as an intermediate for production of other chemicals.

Nitric acid	A colorless strong acidic, corrosive liquid produced by oxidizing ammonia. It is primarily used for the production of fertilizers and some industrial explosives and chemicals.
Noble gas	Noble gas is the family of gases that are chemically very stable and form the Group 0 elements in the periodic table.
Octene	A comonomer (see Comonomer). A straight chain hydrocarbon molecule containing eight carbon atoms and one double bond between carbon atoms. Used as a co-monomer in the production of polymers.
Olefin

Hydrocarbon molecules of varying carbon chain length characterized by a double bond between atoms. They have a bonding propensity which allows formation of larger molecules. They are used as chemical intermediates for production of a variety of components such as plasticizer alcohols, polymers, polyethylene, fatty acids, detergent alcohol, lube oil additives and surfactants.

Oligomerize	The process of joining double bond hydrocarbon molecules (monomers) together to form short chained molecules consisting only of a few monomers.
Organic peroxides	Organic peroxides are a family of highly reactive agents used as catalysts.
Oxygenates

Organic compounds containing one or two oxygen atoms in their structure. They include ketones, alcohols, phenols, esters and aldehydes which are used as intermediates for producing a number of chemical products used in industries such as paints, adhesives, printing, coatings and pharmaceuticals.

Paraffin

Straight or branched saturated hydrocarbons chain containing only carbon and hydrogen atoms with its physical form varying from gases to waxy solids as the length of the chain increases. They are derived from gas oil fractions. Their primary usage is raw material for the production of olefins, Linear Alkylbenzenes (“LAB”), solvents, detergent alcohol and lubricants.

Paraffin waxes

A white, translucent solid, consisting of hydrocarbons of high molecular weight and derived from crude wax. Different waxes exhibit different physical properties such as structure of crystals, melting point and molecular weight. It can be used neat or as blends with additives for specific applications, such as candles, adhesives, polishes and cosmetics.

Pentene	A double bonded hydrocarbon with five carbon atoms. 1-Pentene (the double bond between atoms is at the start or the end of the chain) is used as a co-monomer in polypropylene production.
Perchloroethylene	Colorless liquid, used for applications like dry-cleaning solvent, vapor- degreasing solvent, drying agent and heat-transfer medium.
Phenol	A ring shaped molecule most commonly produced from cumene. It can also be recovered from coal tar and petroleum streams. It is mainly used as a chemical intermediate for downstream chemicals.
Phosphoric acid	The inorganic acid of phosphorus used in large quantities in the production of fertilizers, animal feeds, detergents and numerous other industrial applications.
Petroleum/Petrol	Gasoline.
Phosphate	Phosphorous and phosphoric acid derived chemical, with commercial markets in agricultural and industrial sectors, e.g. fertilizers, livestock supplements, paper and water treatment.
Plasticizers	Chemical additives used as processing aids to facilitate the production of PVC, resins and polymers and influencing the physical properties of desired products.
Ply	The lateral continuity of a similar type of coal within a coal seam, as opposed to the vertical continuity of a particular type of coal.
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

Prills	A physical form in which a chemical (e.g. urea, polyethylene) as solid is processed and sold.
Proved developed oil and gas reserves	Reserves which can be expected to be recovered through existing wells with existing equipment and operating methods.
Proved undeveloped oil and gas reserve	Reserves which are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.
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

Propylene	Is a hydrocarbon used as an intermediate in the production of polypropylene (PP polymer) and n-Butanol.
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
Recoverable coal reserve

The tonnage of mineable, in situ coal reserves that are expected to be recovered after all geological losses, dilution, mining losses (mining layout loss, mining layout extraction loss, mining recovery efficiency factor), contamination and moisture content correction factors have been applied. The assessments demonstrate that at the time of reporting, economic extraction is reasonably justified. The recoverable coal reserves are subdivided in order of increasing confidence into probable and proven recoverable reserves.

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

Room and Pillar mining	The mining method used in flat-lying shallow mineral deposits, where a number of roads are developed leaving pillars to hold up the roof.
Slurry	Liquid substance containing solid particles.
Sodium cyanide solution	Is a mining reagent used in the recovery of gold.
Solvent

A substance capable of dissolving another substance to form a solution at the molecular or ionic level. The main uses of organic solvents are in the coatings field (paints, varnishes and lacquers), industrial cleaners, printing inks, extractive processes and pharmaceuticals.

Stackers	Large automated machines that stack coal from a conveyor belt on to a flat pad in an orderly fashion. They consist of an inclined conveyor and swinging boom.
Styrene	A liquid hydrocarbon partly composed of a ring-shaped molecule (benzene) with an ethylene side chain which can be easily converted to polystyrene used in packaging.
Splitter column	A splitter column is used to separate a mixture of liquids into different boiling fractions.
Sulfur

A pale yellow non-metallic element found as a component of crude oil, natural gas and coal. Sulfur is commonly used in making gunpowder, matches, sulfuric acid, the vulcanizing of rubber, and the treatment of skin diseases.

Sulfuric acid	The inorganic acid of Sulfur used as a leaching agent in mineral processing in the mining sector as well as in the production of fertilizers and numerous other industrial applications

Surfactant

Any compound that reduces surface tension when dissolved in water or water solutions, or which reduces interfacial tension between two liquids, or between a liquid and a solid. A surfactant facilitates the solution of otherwise immiscible components e.g., oil and water. Also called surface-active agents. Used as the active ingredient in detergents.

Synfuels

The family of fuels that have comparable or better properties than that of crude oil derived fuels but they are derived via one of several potential synthesis routes using alternative feedstock such as coal or petroleum coke. Two examples of synfuel technologies are indirect and direct liquefaction of coal.

Train	A sequence of processing units, each of them performing a different function to arrive at the final product.
Trimerization	Trimerization is the joining of three molecules into one molecule such as trimerization of ethylene to form 1-hexene
Urea	A soluble, colorless, crystalline, nitrogen-containing compound derived from ammonia primarily used as a fertilizer.
Units of measures	m	meter
	km	kilometer
	mm	millimeter
	km²	square kilometer
	m²	square meter
	m³	cubic meter
	bcf	billion cubic feet
	Kg	kilogram
	t	tons or tonnes
	Kt	kilotons
	Mt	million tons
	tpa	tons per annum
	Ktpa	kilotons per annum
	Mtpa	million tons per annum
	b	barrels
	bpd	barrels per day
	cf	cubic feet
	mg/m³	milligrams per meters cubed
	ppm	parts per million
	GJ	gigajoules
	mGJ/a	million gigajoules per annum
Vertical diamond drilling

The drilling of a drill hole using a diamond impregnated drill bit to acquire drill core for the entire length of the drill hole. Therefore a continuous sample of the rock mass is obtained over the mineral bearing strata.

Zeolite	A chemical substance consisting of silica and aluminum extensively used as a water-softener and a detergent component.

Locality Plan of Sasol Mines and Plants in Southern Africa

Locality Plan of Sasol Mines in Sasolburg

Locality Plan of Sasol Mines in Secunda

Sasol Petroleum International Areas of Focus in Africa and the Middle East