Form 20-F
period 2006-06-30
SASOL LTD
filed 2006-11-02
CIK 314590

As filed with the United States Securities and Exchange Commission on 2 November 2006
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F
REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934
OR
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934 – for the year ended 30 June 2006
OR
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
OR
SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
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
*
Listed on the New York Stock Exchange not for trading or quotation purposes, but only in connection with the registration of
American Depositary Shares pursuant to the requirements of the United States Securities and Exchange Commission.
Securities registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
622,866,948 ordinary shares of no par value
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes      No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to
Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes      No
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the
Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes      No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.
See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer
Accelerated filer
Non-accelerated filer
Indicate by check mark which financial statement item the registrant has elected to follow.
Item 17
Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the
Exchange Act).
Yes      No

TABLE OF CONTENTS
Page
PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS 9
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE 10
ITEM 3. KEY INFORMATION 11
3.A Selected financial data 11
3.B Capitalization and indebtedness 13
3.C Reasons for the offer and use of proceeds 13
3.D Risk factors 13
ITEM 4. INFORMATION ON THE COMPANY 28
4.A History and development of the company 28
4.B Business overview 33
4.C Organizational structure 97
4.D Property, plants and equipment 98
ITEM 4A. UNRESOLVED STAFF COMMENTS 110
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS 111
5.A Operating results 111
5.B Liquidity and capital resources 163
5.C Research and development, patents and licenses 168
5.D Trend information 169
5.E Off-balance sheet items 169
5.F Tabular disclosure of contractual obligations 171
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES 172
6.A Directors and senior management 172
6.B Compensation 178
6.C Board practices 180
6.D Employees 185
6.E Share ownership 189
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS 193
7.A Major shareholders 193
7.B Related party transactions 193
7.C Interests of experts and counsel 194
ITEM 8. FINANCIAL INFORMATION 195
8.A Consolidated statements and other financial information 195
8.B Significant changes 195

Page
ITEM 9. THE OFFER AND LISTING 196
9.A Offer and listing details 196
9.B Plan of distribution 196
9.C Markets 196
9.D Selling shareholders 196
9.E Dilution 196
9.F Expenses of the issue 196
ITEM 10. ADDITIONAL INFORMATION 197
10.A Share capital 197
10.B Memorandum and articles of association 197
10.C Material contracts 202
10.D Exchange controls 202
10.E Taxation 204
10.F Dividends and Paying Agents 208
10.G Statement by Experts 208
10.H Documents on Display 208
10.I Subsidiary Information 208
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK 209
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES 212
PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES 213
ITEM 14.
MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND
USE OF PROCEEDS
214
ITEM 15. CONTROLS AND PROCEDURES 215
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT 216
ITEM 16B. CODE OF ETHICS 216
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES 216
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES 217
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED
PURCHASERS 218
PART III
ITEM 17. FINANCIAL STATEMENTS 219
ITEM 18. FINANCIAL STATEMENTS 220
ITEM 19. EXHIBITS H–1
GLOSSARY OF TERMS
H–3
LOCATION MAPS
M–1

PRESENTATION OF INFORMATION
We are incorporated in the Republic of South Africa as a public company under South African Company law. Our consolidated financial statements included in our corporate filings in South Africa were prepared in accordance with International Financial Reporting Standards (IFRS), for the financial years ended 30 June 2002,
30 June 2003, 30 June 2004, 30 June 2005 and 30 June 2006.
For purposes of this annual report on Form 20-F, we have prepared our consolidated financial statements in accordance with United States Generally Accepted Accounting Principles, or US GAAP. Our consolidated financial statements for each of the financial years ended 30 June 2002, 30 June 2003, 30 June 2004, 30 June
2005 and 30 June 2006 have been audited by KPMG Inc., independent accountants.
As used in this Form 20-F:
• “rand” or “R” means the currency of the Republic of South Africa;
• “US dollars”, “dollars”, “US$” or “$” means the currency of the United States;
• “euro” or “€” means the common currency of the member states of the European Monetary Union;
• “GBP” means British Pound Sterling, the currency of the United Kingdom;
• “JPY” means Japanese Yen, the currency of Japan;
• “AUD” means Australian dollar, the currency of Australia.
We present our financial information in rand, which is our reporting currency. Solely for your convenience, this Form 20-F contains translations of certain rand amounts into US dollars at specified rates. These rand amounts do not represent actual US dollar amounts, nor could they necessarily have been converted into
US dollars at the rates indicated. Unless otherwise indicated, rand amounts have been translated into US dollars at the rate of R7.76 per US dollar, which was the noon buying rate for customs purposes of the rand as reported by the Federal Reserve Bank of New York on 29 September 2006.
All references in this Form 20-F to “years” refer to the financial years ended on 30 June.
Besides applying barrels (b) for reporting oil and gas reserves and production, Sasol applies the Système
International (SI) metric measures for all global operations. A ton or tonne denotes one metric ton equivalent to
1,000 kilograms (kg). Sasol’s reference to metric tons should not be confused with an imperial ton equivalent to
2,240 pounds (or about 1,016 kg). Barrels per day or bpd is used to refer to our oil and gas production.
All references to billions in this Form 20-F are to thousands of millions.
All references to the “group”, “us”, “we”, “our”, “the company”, or “Sasol” in this Form 20-F are to Sasol
Limited, its group of subsidiaries and its interests in associates and joint ventures. All references in this Form
20-F are to Sasol Limited or the companies comprising the group, as the context may require. All references to
“(Pty) Limited” refers to (Proprietary) Limited, a form of corporation in South Africa which restricts the right of transfer of its shares, limits the number of members and prohibits the public offering of its shares.
All references in this Form 20-F to “South Africa” and “the government” are to the Republic of South
Africa and its government. All references to the “JSE” are to the JSE Limited (formerly known as the JSE
Securities Exchange, South Africa). All references to “SARB” refer to the South African Reserve Bank and all references to “PPI” refer to the Producer Price Index, which is a measure of inflation in South Africa. All references to “GTL” and “CTL” refer to our gas-to-liquids and coal-to-liquids processes, respectively.
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
•   statements regarding our existing or anticipated investments (including the GTL projects in Qatar and
Nigeria, the Arya Sasol Polymer Project, the potential development of two CTL projects in China and other investments), acquisitions of new businesses or the disposition of existing businesses;
•   statements regarding our estimated oil, gas and coal reserves;
•   statements regarding future development in legal and regulatory matters, including initiatives for the economic empowerment of historically disadvantaged South Africans;
•   statements regarding future fluctuations in refining margins and crude oil, natural gas and petroleum product prices;
•   statements regarding the demand and the cyclicality of petrochemical product prices;
•   statements regarding changes in the manufacturers’ fuel pricing mechanism in South Africa and their effects on fuel prices and our operating results and profitability;
•   statements regarding future fluctuations in exchange and interest rates;
•   statements regarding our plans in respect of the South African retail and commercial markets for liquid fuels;
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
•   the political, social, fiscal regime and economic conditions and developments in the world, especially those countries in which we operate;
•   our ability to maintain key customer relations in important markets;
•   our ability to improve results despite unusual levels of competition;
•   the continuation of substantial growth in significant developing markets, such as China;
•   the ability to benefit from our capital spending policies;
•   the capital cost of projects (including material, engineering and construction cost);
•   growth in significant developing areas of our business;
•   changes in the demand for and international prices of crude oil, petroleum and chemical products and changes in foreign currency exchange rates;
•   gaining access to sufficient competitively priced gas reserves;
•   our success in continuing technological innovation and commercialization;
•   our ability to maintain sustainable earnings despite fluctuations in foreign exchange rates and interest rates;
•   our ability to attract and retain sufficient skilled employees; and
•   our success at managing the risks of the foregoing.
The foregoing list of important factors is not exhaustive. When relying on forward-looking statements to make investment decisions, you should carefully consider the foregoing factors and other uncertainties and events. Such forward-looking statements apply only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES
We are a public company incorporated under the Company law of South Africa. All of our directors and officers reside outside the United States, principally in South Africa. You may not be able, therefore, to effect service of process within the United States upon those directors and officers with respect to matters arising under the federal securities laws of the United States.
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
•   the judgment does not involve the enforcement of a penal or revenue law; and
•   the enforcement of the judgment is not otherwise precluded by the provisions of the Protection of
Businesses Act, 99 of 1978, as amended, of the Republic of South Africa.
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

PART I
ITEM 1.
IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not Applicable

ITEM 2.
OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable

ITEM 3.
KEY INFORMATION
3.A
Selected financial data
The following information should be read in conjunction with “Item 5. – Operating and financial review and prospects” and the consolidated financial statements, the accompanying notes and other financial information included elsewhere in this annual report on Form 20-F.
The US GAAP financial data set forth below has been extracted from the audited consolidated financial statements for the years ended and as at 30 June 2006, 30 June 2005 and 30 June 2004 which are included in this Form 20-F and which have been prepared in accordance with US GAAP. The US GAAP financial information for the two years ended and as at 30 June 2003 and 30 June 2002 has been extracted from audited financial statements not included in this annual report on Form 20-F. The IFRS financial data set forth below for the years ended as at 30 June 2006, 30 June 2005, 30 June 2004, 30 June 2003 and 30 June 2002 has been derived from audited consolidated financial statements prepared in accordance with IFRS.
Year ended
30 June
30 June
30 June
30 June
30 June
30 June
1
2002
2003
2004
2005
2006
2006
restated
restated
restated
restated
(US$ in
(Rand in millions)
millions)
(except per share information and weighted average shares in issue)
Income statement data:
US GAAP
Continuing operations
Turnover 55,667 63,769 43,606 50,687 61,857 7,973
Operating profit
2
14,158 10,860 8,546 14,377 20,688 2,666
Income from continuing operations
2
9,368 7,193 5,376 9,611 14,159 1,825
Discontinued operations
Net (loss)/income from discontinued operations (including
fair value write-down), net of tax
(139) 108 (2,860) (369)
Earnings attributable to shareholders
2
9,368 7,193 5,237 9,719 11,299 1,456
IFRS
Continuing operations
Turnover 59,590 64,555 44,999 52,497 63,850 8,228
Operating profit
3
14,671 11,767 9,136 14,383 20,732 2,672
Profit from continuing operations
3
9,743 7,762 5,949 9,836 13,909 1,792
Discontinued operations
Loss from discontinued operations, net of tax (88) (289) (3,360) (433)
Total profit
3
9,743 7,762 5,861 9,547 10,549 1,359

Year ended
30 June
30 June
30 June
30 June
30 June
30 June
1
2002
2003
2004
2005
2006
2006
restated
restated
restated
restated
(US$ in
(Rand in millions)
millions)
(except per share information and weighted average shares in issue)
Per share information (Rand and US$):
US GAAP
Basic earnings/(loss) per share
15.29 11.81 8.58 15.83 18.22 2.35
from continuing operations 15.29 11.81 8.81 15.66 22.83 2.94 from discontinued operations (0.23) 0.17 (4.61) (0.59)
Diluted earnings/(loss) per share
14.99 11.61 8.54 15.65 17.93 2.31
from continuing operations 14.99 11.61 8.77 15.48 22.47 2.90 from discontinued operations (0.23) 0.17 (4.54) (0.59)
IFRS
Basic earnings/(loss) per share
15.84 12.59 9.50 15.37 16.73 2.15
from continuing operations 15.84 12.59 9.64 15.85 22.15 2.85 from discontinued operations (0.14) (0.48) (5.42) (0.70)
Diluted earnings/(loss) per share
15.53 12.39 9.40 15.11 16.42 2.11
from continuing operations 15.53 12.39 9.55 15.58 21.74 2.80 from discontinued operations (0.15) (0.47) (5.32) (0.69)
Dividends per share
4
450 450 450 540 710 92
Weighted average shares in issue (in millions):
Average shares outstanding—basic 612.5 609.3 610.0 613.8 620.0
Average shares outstanding—diluted (IFRS) 625.0 619.6 616.2 624.4 631.7
Average shares outstanding—diluted (US GAAP) 625.0 619.6 613.0 620.9 630.2
Balance Sheet data:
IFRS
Total assets
5
65,730 69,619 73,346 87,869 102,802 13,247
Total shareholders’ equity
2
31,315 33,518 35,029 43,533 52,352 6,746
Share capital 2,706 2,783 2,892 3,203 3,634 468
US GAAP
Total assets
62,493 67,905 68,765 80,428 93,888 12,099
Total shareholders’ equity 30,944 32,793 33,669 40,945 50,668 6,529
Share capital 2,772 2,842 2,976 3,814 4,414 569
1.
Translations into US dollars in this table are for convenience only and are computed at the noon buying rate of the Federal Reserve
Bank of New York on 29 September 2006 of R7.76 per US dollar. You should not view such translations as a representation that such amounts represent actual US dollar amounts.
2.
In accordance with the adoption of SFAS 123(R), Share-based compensation, in 2006, the financial statement amounts for prior periods presented have been adjusted to reflect the grant-date fair value of equity awards issued through the Sasol Share Incentive
Scheme.
3.
In accordance with the adoption of IFRS 2, Share-based payment, in 2006, the financial statement amounts for prior periods presented have been adjusted to reflect the grant-date fair value of equity awards issued through the Sasol Share Incentive Scheme.
4.
Includes the final dividend which was declared subsequent to the balance sheet date and is presented for information purposes only.
No provision for this final dividend has been recognized.
5. Restated for IFRS reporting purposes for the reclassification of certain transaction fees incurred in 2004 in raising finance.
6.
All financial statement amounts in the periods previously presented have been adjusted to reflect the presentation of Sasol Olefins &
Surfactants as discontinued operations.

Exchange rate information
The following table sets forth certain information as published by the Federal Reserve Bank of New York with respect to the noon buying rate of US dollars in terms of rand for the years shown:
Rand per US dollar for the year ended 30 June or the respective month
Average
1
High
Low
2002 10.20 13.60 8.23
2003 9.04 10.90 7.18
2004 6.88 7.80 6.17
2005 6.21 6.92 5.62
2006 6.41 7.43 5.99
2007
2
7.15 7.76 6.72
April 2006 6.08 6.17 5.99
May 2006 6.31 6.71 6.00
June 2006 6.97 7.43 6.63
July 2006 7.07 7.23 6.83
August 2006 6.95 7.20 6.72
September 2006
2
7.45 7.76 7.16
1.
The average exchange rates for each full year are calculated using the average exchange rate on the last day of each month during the period. The average exchange rate for each month is calculated using the average of the daily exchange rates during the period.
2.
Through 29 September 2006.
The rate on 29 September 2006 was R7.76 per US dollar.
3.B
Capitalization and indebtedness
Not applicable.
3.C
Reasons for the offer and use of proceeds
Not applicable.
3.D
Risk factors
Fluctuations in exchange rates may adversely affect our business, operating results, cash flows and financial condition
The rand is our principal operating currency. However, a large part of our group’s turnover is denominated in US dollars and some part in euro, derived either from exports from South Africa or from our manufacturing and distribution operations outside South Africa. Also, a significant part of our turnover is determined by the
US dollar, as petroleum prices in general and the price of most petroleum and chemical products in South Africa are based on global commodity and benchmark prices which are quoted in US dollars. Hence, a large part of our group turnover is denominated in US dollars or influenced by the underlying global commodity and benchmark prices which are quoted in US dollars. Furthermore, a significant part of our capital expenditure is also
US dollar-denominated, as it is directed to investments outside South Africa or constitutes equipment or plant imported into South Africa. In our South African operations the majority of our costs are rand based and in our
European operations a large part of our costs are euro based. Accordingly, fluctuations in the exchange rates between the rand and US dollar, the rand and the euro and the euro and the US dollar may have a material effect on our business, operating results, cash flows and financial condition.
During the 2006 financial year the rand/US dollar exchange rate averaged R6.41 and fluctuated between
R5.99 and R7.43. This compares to an average exchange rate of R6.21 during the 2005 financial year, fluctuating between R5.62 and R6.92. The rand exchange rate is impacted by various international and South

African economic and political factors and we are unable to forecast whether the relatively stable performance of the rand in the 2005 and 2006 financial years will continue in the foreseeable future. Subsequent to 30 June
2006 the rand has weakened significantly against the US dollar and euro.
In addition, although the exchange rate of the rand is primarily market-determined, its value at any time may not be an accurate reflection of its underlying value, due to the potential effect of, among other factors, exchange controls. For more information regarding exchange controls in South Africa see “Item 10.D –
Exchange controls”.
We use derivative instruments to protect us against adverse movements in exchange rates on certain transactional risks in accordance with our group hedging policies see “Item 11 – Quantitative and qualitative disclosures about market risk”.
Fluctuations in refining margins and crude oil, natural gas and petroleum product prices may adversely affect our business, operating results, cash flows and financial condition
Market prices for crude oil, natural gas and petroleum products may fluctuate as they are subject to local and international supply and demand fundamentals and factors over which we have no control. Worldwide supply conditions and the price levels of crude oil may be significantly influenced by international cartels, which control the production of a significant proportion of the worldwide supply of crude oil, and by political developments, especially in the Middle East. Other factors which may influence the aggregate demand and hence affect the markets and prices for petroleum products in regions which influence South African fuel prices through the Basic Fuel Price (BFP) price formula (used for the calculation of the refinery gate price in South
Africa) and/or where we market these products, may include changes in economic conditions, the price and availability of substitute fuels, changes in product inventory, product specifications and other factors. In recent years, prices for petroleum products have fluctuated widely. For most of the 2006 financial year the crude oil price fluctuated at levels above US$60 per barrel. See “Item 5 – Operating and financial review and prospects”.
A substantial proportion of our turnover is derived from sales of petroleum and petrochemical products.
Through our equity participation in the National Petroleum Refiners of South Africa (Pty) Limited (Natref)
crude oil refinery, we are exposed to fluctuations in refinery margins resulting from differing fluctuations in international crude oil and petroleum product prices. We are also exposed to changes in absolute levels of international petroleum product prices through our synthetic fuels and oil operations. Fluctuations in international crude oil prices affect our results mainly through their indirect effect on the BFP price formula, see
“Item 4.B – Business overview – Sasol Synfuels” and “Sasol Oil”, as well as the impact on oil derived feedstock. Prices of petrochemical products and natural gas are also affected by fluctuation in crude oil prices.
Fluctuations in the price of crude oil and petroleum products can have a material adverse effect on our business, operating results, cash flows and financial condition.
We use derivative instruments to protect us against day-to-day US dollar oil price and rand to US dollar exchange rate fluctuations affecting the acquisition cost of our crude oil needs. During the course of the 2006 financial year, we have again hedged a portion of our synthetic fuel production against falling oil prices in respect of the 2007 financial year. See “Item 11 – Quantitative and qualitative disclosures about market risk”.
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

Cyclicality in petrochemical product prices may adversely affect our business, operating results, cash flows and financial condition
The demand for chemicals and especially products such as solvents, alkylates, fertilizers and polymers is cyclical. Typically, higher demand during peaks in the industry business cycles leads producers to increase their production capacity. Although peaks in the business cycle have been characterized by increased selling prices and higher operating margins, in the past such peaks have led to overcapacity and supply exceeding demand growth. Low periods in the business cycle are then characterized by decreasing prices and excess capacity, which can depress operating margins and may result in operating losses. We believe that some areas within the chemicals industry currently show overcapacity with the possibility of further capacity additions in the next few years. We cannot assure you that future growth in demand will be sufficient to absorb current overcapacity or future capacity additions without downward pressure on prices of chemical products. Such pressure may have a material adverse effect on our business, operating results, cash flows and financial condition.
We may not be able to exploit technological advances quickly and successfully
Most of our operations, including the gasification of coal and the manufacture of synfuels and petrochemical products, are highly dependent on the development and use of advanced technologies. The development, commercialization and integration of the appropriate advanced technologies can affect, among other things, the competitiveness of our products, the continuity of our operations, our feedstock requirements and the capacity and efficiency of our production.
It is possible that new technologies or novel processes may emerge and that existing technologies may be further developed in the fields in which we operate. Unexpected rapid advances in employed technologies or the development of novel processes can affect our operations and product ranges in that it could render the technologies we utilize or the products we produce obsolete or less competitive in the future. Difficulties in accessing new technologies may impede us from implementing them and competitive pressures may force us to implement these new technologies at a substantial cost. Examples of new technologies which may in the future affect our business include the following:
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
•   The development by competitors of next generation catalysts in which catalyst performance is manipulated, resulting in highly selective and high purity chemical products, which may render the use of our mixed feed stream catalytic-based production processes uncompetitive.
We cannot predict the effect of these or other technological changes or the development of novel processes on our business or on our ability to provide competitive products. Our ability to compete will depend on our timely and cost-effective implementation of new technological advances. It will also depend on our success in commercializing these advances in spite of competition we face by patents registered by our competitors. If we are unable to implement new technologies in a timely or cost-efficient manner, or penetrate new markets in a timely manner in response to changing market conditions or customer requirements, we could experience a material adverse effect on our business, operating results, cash flows and financial condition.
Our GTL projects may not prove sufficiently viable or as profitable as planned
We are currently developing GTL projects in Qatar and Nigeria. In addition we are considering opportunities for further GTL investments in other areas of the world. The development of these projects, either solely or through our joint venture with Chevron Corporation (Chevron), is a capital-intensive process and requires us to commit significant capital expenditure and devote considerable management resources in utilizing our existing experience and know-how, especially in connection with Fischer-Tropsch synthesis technologies.
See “Item 4.B – Business overview – Sasol Synfuels International”. This process and its products may also give rise to patent risks in connection with the use of our GTL technology. See below, “Intellectual property risks may adversely affect our products or processes and our competitive advantage”.
We consider the development of our GTL projects a major part of our strategy for future growth and believe that GTL fuels will in time develop to become an efficient and widely used alternative and/or supplement to conventional diesel fuel. In assessing the viability of our GTL projects, we make a number of assumptions relating to specific variables, mainly including:
• access to sufficient competitively priced gas reserves;
• prices of crude oil, petroleum products and gas;
• fluctuations in the exchange rate of the US dollar against the rand;
• fluctuations in interest rates;
• fiscal dispensation in the countries in which we invest;
• capital cost of our facilities, including material, engineering and construction costs;
• various operating costs;
• technology and catalyst performance;
• conditions in the countries in which we invest, including factors relating to political, social and economic conditions;
• availability of skilled workers to construct and operate the plants; and
• timely completion of projects.
Significant variations in any one or more of the above factors which are beyond our control, or any other relevant factor, may adversely affect the profitability or even the viability of our GTL investments. Should we not be successful in the implementation of our GTL projects, we may be required to write off significant amounts devoted to them and we may need to redirect our strategy for future growth. In view of the resources invested in these projects and their importance to our growth strategy, problems we may experience as a result of these factors may have a material adverse effect on our business, operating results, cash flows and financial condition and opportunities for future growth.
There are risks relating to countries in which we operate that could adversely affect our business, operating results, cash flows and financial condition
Several of our subsidiaries, joint ventures and associates operate in countries and regions that are subject to significantly differing political, social, economic and market conditions. See “Item 18 – Financial statements –
Note 3 – Segmental analysis” for a description of the extent of our operations in the main countries and regions in which we operate. We are a South African domiciled company. The majority of our operations are located in
South Africa and 81% of our turnover from continuing operations is generated from our South African facilities.
Specific aspects of country risks that may have a material impact on our business, operating results, cash flows and financial condition include:

(a)    Political, social and economic issues
We have invested or are in the process of investing in significant operations in African, Southeast Asian and
Middle Eastern countries that have in the past to a greater or lesser extent experienced social, economic and political uncertainty. More recently certain countries in which we operate have achieved greater social, political and economic stability. Since 1994 South Africa, in particular, has experienced significantly improved social, economic and political conditions.
(b)    The possible imposition of windfall taxes on our synthetic fuel operations
A task team was appointed by the South African Minister of Finance during May 2006 to investigate possible reforms to the fiscal regime applicable to windfall profits in South Africa’s liquid fuel energy sector, with particular reference to the synthetic fuel industry. A discussion document for public comment was released in this regard. We have presented our submissions in writing to the task team and have made oral submissions at the public hearings. We cannot predict whether this investigation will lead to amendments to the current fiscal regime, which we are presently subject to.
(c)   Fluctuations in inflation and interest rates
Over recent years, the South African economy has had relatively low and stable levels of inflation and interest rates. Should increases in these rates occur, our costs could increase and our operating margins could be affected. High interest rates could also adversely impact on our ability to ensure cost-effective debt financing in
South Africa.
(d)   Transportation, water and electricity and other infrastructure
The infrastructure in some countries in which we operate, such as rail infrastructure and electricity and water supply in South Africa, may need to be further upgraded and expanded and in certain instances possibly at our own cost.
(e)   Unionized Labor
The majority of our employees worldwide belong to trade unions. These employees comprise mainly general workers, artisans and technical operators. Although we have had minor labor disruptions in South Africa during 2006 we have not experienced significant labor disruptions in recent years. We have constructive relations with our employees and their unions, but we cannot assure you that significant labor disruptions will not occur in the future.
(f)   Southern African regional issues
There have been some instances of social, political, and economic instability in some of the countries in the
Southern African region. Although we believe South Africa’s growing stature has increasingly separated it from the effects of regional issues, such political or economic instability in neighboring countries could negatively affect market conditions in South Africa.
(g)   Exchange control regulations
South African law provides for exchange control regulations which restrict the export of capital from the
Common Monetary Area, which includes South Africa, subject to South African Reserve Bank dispensation.
These regulations apply to transactions involving South African residents, including both natural persons and legal entities. These regulations also affect our ability to borrow funds from non-South African sources for use in
South Africa or to repay these funds from South Africa and, in some cases, our ability to guarantee the obligations of our subsidiaries with regard to these funds. These restrictions have affected the manner in which we have financed our acquisitions outside South Africa and the geographic distribution of our debt. See
“Item 10.D – Exchange controls” and “Item 5.B – Liquidity and capital resources”.

(h) HIV/AIDS in sub-Saharan Africa
Based on the results of our voluntary counseling and testing program which had an 82% uptake amongst all levels of the organization, we estimate that 7% of our South African workforce may be currently infected, with the highest concentration of infections in our mining operations. This is less than the 10% to 15% initially estimated during 2004. Based on an actuarial study, which excludes the positive impact of any prevention and management intervention program, we estimate that, while the percentage of infected employees may not rise significantly in the forthcoming years, there will be a significant increase in the number of AIDS-related fatalities. See “Item 6.D – Employees”.
We incur costs relating to the medical treatment and loss of infected personnel, as well as the related loss of productivity. We also incur costs relating to the recruitment and training of new personnel. We are not in a position to accurately quantify these costs. Based on our actuarial models, we estimate that the impact of
HIV/AIDS on our payroll expenses should be less than 1% of our current payroll for our South African employees by the year 2007. This calculation is based on the estimated financial impact on production resulting from the projected prevalence of HIV/AIDS among our workforce, but does not take into account indirect costs of productivity losses. We are investing human and financial resources to establish and maintain programs to address the HIV/AIDS pandemic. In September 2002, we launched the Sasol HIV/AIDS Response Programme
(SHARP), which is our initiative to respond to the HIV/AIDS pandemic, on which we have spent a total amount of approximately R22 million to June 2006. We are committed to the on-going funding of SHARP.
We cannot assure you that the costs we are currently incurring and will incur in the future in connection with the HIV/AIDS pandemic will not have a material adverse effect on our business, operating results, cash flows and financial condition.
(i)    Transformation issues
In some countries our operations are required to comply with local procurement, employment equity, ownership and other regulations which are designed to address country specific social and economic transformation issues.
As a leading and patriotic South Africa-based company, we embrace and will engender or participate in initiatives to bring about meaningful transformation to assist in correcting the imbalances and injustices of the apartheid era. We consider these initiatives to be a strategic imperative and we acknowledge the risk of not vigorously pursuing them or of them not succeeding and adversely impacting on the long-term sustainable performance and reputation of our company. It is not currently known what additional costs or implications will arise for us to comply with these transformation initiatives.
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
See “Item 4.B – Business overview – Sasol Oil” and “- Empowerment of historically disadvantaged South
Africans”.

The Liquid Fuels Charter requires us, amongst other things, to ensure that historically disadvantaged South
Africans hold at least 25% equity ownership of our liquid fuels business by the year 2010. We entered into a
25% equity transaction with Tshwarisano LFB Investment (Pty) Limited (Tshwarisano), on 1 July 2006 and we
are now compliant with the equity ownership targets of the Liquid Fuels Charter. See “Item 8.B – Significant
changes”.
The financing arrangements for the Tshwarisano transaction are set out in “Item 5.A – Operating results –
Our operations are subject to various laws and regulations in the countires in which we operate” and “Item 8.B –
Significant changes”.
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
and
•   promotion of beneficiation of ore into higher value substances.
The Mining Charter, together with the scorecard to facilitate the interpretation of and compliance with the
Mining Charter, requires mining companies to ensure that historically disadvantaged South Africans hold at least
15% ownership of mining assets or equity in South Africa within 5 calendar years (i.e. by 2009) and 26%
ownership within 10 calendar years (i.e. by 2014) from the effective date of the Mineral and Petroleum
Resources Development Act which was on 1 May 2004. The Charter further specifies that the mining industry is required to assist historically disadvantaged South Africans in securing finance to fund their equity participation up to an amount of R100 billion within the first 5 calendar years after the implementation of the aforementioned
Act. Beyond this R100 billion commitment, the Mining Charter requires that participation of historically disadvantaged South Africans should be increased towards the 26% target on a willing buyer-willing seller basis.
See “Item 4.B – Business overview – Sasol Mining” and “Empowerment of historically disadvantaged South
Africans”.
Various principles of the Mining Charter have been incorporated in regulations promulgated by the
Minister of Minerals and Energy under the new Mineral and Petroleum Resources Development Act with respect to the South African mining industry. We have commenced a process to apply for the conversion of our existing mining licenses under the new Mineral and Petroleum Resources Development Act. See below “New mining legislation may have an adverse effect on our mineral rights”. When considering applications for the conversion of existing mining licenses under the Mineral and Petroleum Resources Development Act, the Minister of
Minerals and Energy must take into account, among other factors, the applicant company’s compliance with the
Mining Charter. We have entered into a transaction with Eyesizwe Coal (Pty) Limited (Eyesizwe) for our mining export activities which is expected to be effective in 2007. This venture will result in approximately an 8%
indirect black economic empowerment (BEE) equity ownership in Sasol Mining and together with other BEE transactions under consideration by Sasol Mining would result in 15% BEE equity ownership by 2009 and 26%
by 2014.
In December 2004 the Minister of Trade and Industry issued certain draft Codes of Good Practice for
Broad-based Black Economic Empowerment for public comment pursuant to the Broad-based Black Economic
Empowerment Act of 2003. These codes are intended to provide businesses with guidance on implementing the requirements of the Act. These Codes have been published for comments and we have commented on the Codes and await publication in the South African Government Gazette.

It is not currently known what additional costs or implications will arise for us to comply with the said Act and other requirements of both the Liquid Fuels and Mining Charters or the Codes of Good Practice for Broad-
based Black Economic Empowerment and we cannot assure you that these costs or implications will not have a material adverse effect on our shareholders or business operating results, cash flows and financial condition.
(j)    Engineering and construction contract costs
The increase worldwide in the sanctioning of large engineering and construction contracts has resulted in a shortage of engineering and construction resources and strains in these industries. These have impacted on some of our projects and have affected construction timing schedules and costs. Whilst higher international crude oil prices may boost post-commissioning income streams and compensate for construction delays and higher capital costs, these strains in the engineering and construction industries are nevertheless a cause for concern and may impact on our project plans and growth ambitions.
(k)    Other specific country risks that are applicable to countries in which we operate and which may have a material impact on our business include:
• external acts of warfare and civil clashes;
• government interventions, including protectionism and subsidies;
• regulatory, taxation and legal structure changes;
• the control of oil and gas field developments and transportation infrastructure;
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
New mining legislation may have an adverse effect on our mineral rights
The Mineral and Petroleum Resources Development Act came into effect on 1 May 2004. The fundamental principle of the Act is that mineral resources are the common heritage of all South Africans and collectively belong to all the people of South Africa. The Act provides that the right to prospect and mine, including the right to grant prospecting and mining rights on behalf of the nation, be administered by the government of South
Africa which will have the right to exercise full and permanent custodianship over mineral resources.

The Act requires mining companies, including our company, to apply for conversion of their existing prospecting and mining permits. A wide range of factors and principles must be taken into account by the
Minister of Minerals and Energy when considering these applications. These factors include the applicant’s access to financial resources and appropriate technical ability to conduct the proposed prospecting or mining operation, the environmental impact of the operation and, in the case of prospecting rights, considerations relating to fair competition. Other factors include considerations relevant to promoting employment and the social and economic welfare of all South Africans and showing compliance with the provisions of the Mining
Charter for the empowerment of historically disadvantaged South Africans in the mining industry. See “Item 4.B
– Business overview – Regulation of mining activities in South Africa” and “– Empowerment of historically disadvantaged South Africans”.
The Act also provides that a mining right granted under the Act may be cancelled if the mineral to which such mining right relates is not mined at an optimal rate. Furthermore, royalties from mining activities will become payable to the state under provisions contained in the “Mineral and Petroleum Resources Royalty Bill”.
This Bill was first published in March 2003 and has since been revised, with the final Bill was published on
11 October 2006. The Bill provides for a royalty rate of 1% on coal with an ash content of higher than 15% for
South African energy consumption and 3% on coal with an ash content lower than 15%. The royalty is revenue based, payable bi-annually in arrears, and will take effect from 1 May 2009. The royalty will be deductible for normal income tax purposes. It is the declared intent of the South African government not to disrupt operations as a result of the introduction of the new legislation and we intend to undertake the appropriate actions in order to ensure conversion of our existing prospecting and mining rights. However, we cannot assure you that we will be successful in all our applications for conversion and that our rights on existing coal mine reserves will not be affected, which could have a material adverse effect on our business, operating results, cash flows and financial condition.
New legislation on petroleum and energy activities may have an adverse impact on our business, operating results, cash flows and financial condition
The Petroleum Products Amendment Act became effective on 17 March 2006. This Act amends the existing
Petroleum Products Act, enacting provisions regulating a range of matters including the licensing of persons involved in the manufacturing, wholesale and retail sale of petroleum products. As the Act and regulations to be promulgated there under regulate matters pertaining to wholesale and retail sales of petroleum products, Sasol
Oil, Natref and Sasol Synfuels are currently in the process of applying for licenses for manufacturing and wholesale and site licenses for our plants, wholesale activities and retail sites as required by the Act and regulations. We cannot assure you that these licenses will be granted and if they are granted that the conditions of the licenses will not have a material adverse impact on our business, operating results, cash flows and financial condition. New retail site development could be delayed given the requirements under the new regulations. See “Item 4.B – Business overview – Sasol Oil” and “- Regulation of petroleum-related activities in
South Africa”.
The Petroleum Pipelines Act became effective on 1 November 2005. The Act regulates petroleum pipelines and storage and loading facility activities, including the construction and operation of petroleum pipelines and the delivery of certain commercial services in connection with these pipelines and facilities. The Petroleum
Pipelines Act grants broad discretion to the Minister of Minerals and Energy to adopt different pricing methodologies in connection with the setting of tariffs, which may prove advantageous for some competitors, because of different market and geographic positions. The regulations pertaining to pricing methodologies have not been issued yet, but the regulations that may be promulgated under the Act may affect our advantage due to the location in the economic heartland of the country of our Natref refinery and our synfuels facilities at
Secunda. See “Item 4.B – Business overview – Sasol Oil” and “- Regulation of petroleum-related activities in
South Africa”. We have applied for licenses under the Petroleum Pipelines Act and the rules issued by the
National Energy Regulator of South Africa (NERSA) for our depots and related infrastructure and await the issue of licenses. Notwithstanding continuous interaction and comments submitted in respect of regulations to be issued under these statutes, we cannot assure you that the enactment of new legislation or the amendment of existing laws and regulations will not have a material adverse effect on our business, operating results, cash flows and financial condition. Among the matters governed by the Petroleum Pipelines Act, of particular significance to our business are issues relating to the discretion granted to the South African Minister of
Minerals and Energy with respect to the exercise of executive powers, the determination or approval of tariffs and the issue of open access to pipelines and depots.
The Gas Act came into effect on 1 November 2005. The Act regulates matters relating to gas transmission, storage, distribution, liquefaction and re-gasification activities. Although we negotiated a ten year regulatory dispensation (8 years remaining until 2014) with the South African government covering the supply of
Mozambican natural gas to the South African market, we cannot assure you that the enactment of the Gas Act and the appointment of the NERSA (appointed pursuant to the National Energy Regulator Act which became effective on 1 November 2005) will not have a material adverse impact on our business, operating results, cash flows and financial condition. See “Item 4.B – Business overview – Sasol Gas” and “- Regulation of gas related activities in South Africa”.
The South African government issued guidelines relating to new fuel specifications, portions of which came into effect in January 2006 and resulted in regulations being issued on 23 June 2006. These specifications relate to the phasing out of lead from the petroleum products we manufacture, a reduction in the sulfur content in certain of these products and a new national octane structure. The clean fuels introduction plans have been successfully completed and in order to meet these new specifications we have made significant capital investments at our manufacturing sites to modify our current petroleum production processes. It is as yet uncertain what the final market demand will be for the various new products. Should the demand for particular products outstrip our ability to manufacture them as a result of a delay in completing modifications to our plants and/or anticipated demand projections being exceeded this could have a material adverse effect on our business, operating results, cash flows and financial condition.
The guidelines regarding the importation and exportation of petroleum products were issued for public comment on 23 June 2006. From the guidelines it can be concluded that there may be more flexibility afforded to oil companies and wholesalers, including airline companies, to directly import petroleum products. No protection will be granted to local and domestic manufacturers to satisfy their needs from local production before imports are undertaken.
The Consumer Protection Bill was issued for public comment on 23 June 2006 and intends to establish national norms and standards relating to consumer protection and prohibits certain unfair marketing and business practices and to promote responsible consumer behavior.
It remains uncertain what the impact on our business will be when the guidelines and the Consumer
Protection legislation are passed. This could have a material adverse effect on our business, operating results, cash flows and financial condition.
We may not be successful in attracting and retaining sufficient skilled employees
We are highly dependent on the continuous development and successful application of new technologies. In order to achieve this, we need to maintain a focus on recruiting and retaining qualified scientists and engineers.
In the past, we have been successful in recruiting and retaining such personnel. We have also established certain research and development facilities overseas. However, demand for personnel with the range of capabilities and experience required in our industry is high globally and success in attracting and retaining such employees is not guaranteed. The risk exists that our scientific, engineering and project execution skills base may be depleted over time because of, for example, natural attrition and a shortage of people being available in these disciplines.
Failure to attract and retain people with the right capabilities and experience could negatively affect our ability to introduce and maintain the appropriate technological improvements to our business and our ability to successfully construct and commission new plants. This may have a material adverse effect on our business, operating results, cash flows and financial condition.

Intellectual property risks may adversely affect our products or processes and our competitive advantage
Our various products and processes, including most notably, our chemical, CTL and GTL products and processes have unique characteristics and structures and, as a result, are subject to patent protection, the extent of which varies from country to country. The expiry of a patent results in increased competition in the market for the previously patented products and processes. In addition, aggressive patenting by our competitors may result in an increased patent infringement risk.
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
Increasing competition from products originating from countries with low production costs may adversely affect our business, operating results, cash flows and financial condition
Certain of our chemical production facilities are located in developed countries, including the United States and Europe. Economic and political conditions in these countries result in relatively high labor costs and, in some regions, inflexible labor markets, compared to others. Increasing competition from regions with lower production costs, for example the Middle East and China, exercises pressure on the competitiveness of our chemical products and, therefore, on our profit margins and may result in withdrawal of particular products or closure of facilities. We cannot assure you that increasing competition by products originating from countries with low production costs will not result in withdrawal of our products or closure of our facilities, which may have a material adverse effect on our business, operating results, cash flows and financial condition.
Changes in consumer and safety, health and environmental regulations and legislation and public opinion may adversely affect our business, operating results, cash flows and financial condition
Our products are required to comply with legislation relating to the protection of the environment, health and safety of employees, the public and/or the end consumer, as well as customer needs. As these regulations may grow stricter, we may be required in some cases to incur additional expenditure in providing additional test data in order to register our products or to adjust the manufacturing processes for certain of our products, including liquid fuels and chemicals, or even withdraw some of them, in order to be in a position to comply with market needs or more stringent regulatory requirements. For example, compliance with the registration, evaluation and authorization of chemicals (REACH) procedure proposed by the European Commission (EC)
may have significant cost implications as we may be required, among other things, to provide risk assessments and apply for registration of our products. Similarly, public opinion is growing more sensitive to consumer health and safety and environmental protection matters, and, as a result, markets may apply pressure on us concerning certain of our products. Should we be required to comply with REACH requirements we may incur significant additional costs. We may be required to withdraw from the market certain products which we consider uneconomical given these additional costs of compliance or otherwise due to public opinion considerations. These factors may have a material adverse effect on our business, operating results, cash flows and financial condition.

Our exploration, mining and production operations are required to conform to legislation relating to the protection of the environment, health and safety of the workforce and/or neighboring communities. As these regulations may grow stricter, we may be required in some cases to incur additional expenditure in order to provide additional protection or to adjust specifications or manufacturing processes or transport and distribution arrangements for certain of our operations or products. Should we make changes or incur such costs this may have a material adverse effect on our business, operating results, cash flows and financial condition. More specifically:
•   the National Environmental Management: Air Quality Act, in terms of which the Vaal Triangle area (in which our Sasolburg operations are located) has been declared a Priority Area for purposes of implementation of an emission reduction and management plan by the South African Department of
Environmental Affairs and Tourism. The Department is also in the process of setting ambient air quality and emission standards, which will form the basis for a review of atmospheric emission licenses for our operations in Sasolburg and Secunda. More stringent air quality standards may have significant cost implications for us; and
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
We may face potential costs in connection with industry-related accidents or deliberate acts of terror causing property damage, personal injuries or environmental contamination
We operate coal mines, explore for and produce oil and gas and operate a number of plants and facilities for the storage, processing and transportation of oil, chemicals and gas related raw materials, products and wastes. These facilities and their respective operations are subject to various risks, including, but not limited to, fire, explosion, leaks, ruptures, discharges of toxic hazardous substances, soil and water contamination, flooding and land subsidence, among others. As a result, we are subject to the risk of experiencing, and have in the past experienced, industry-related incidents.
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
We obtain insurance cover over our assets and against business interruption. We also obtain insurance to limit certain of our exposures. In some cases we also have indemnity agreements with the previous owners of acquired businesses which limit certain of our exposures to environmental contamination. As a result of the terrorist attacks on 11 September 2001 and more recently hurricanes Katrina and Rita, our insurance costs and deductibles (retained risk) have increased significantly. We are implementing a number of programs, including on-the job safety training, in order to increase safety, and we closely monitor our safety, health and environmental procedures. However, there can be no assurance that accidents or acts of terror will not occur in the future, that insurance will adequately cover the entire scope or extent of our losses or that we may not be found directly liable in connection with claims arising from these events.
In general, we cannot assure you that costs incurred as a result of the above or related factors will not have a material adverse effect on our business, operating results, cash flows and financial condition.

Failure to comply with safety, health and environmental and other laws may adversely affect our market position and our business, operating results, cash flows and financial condition
We are subject to a wide range of general and industry-specific environmental, health and safety and other legislation in jurisdictions in which we operate. Environmental requirements govern, among other things, land use, air emissions, use of water, wastewater discharge, waste management and site remediation. These regulations often require us to obtain and operate in compliance with the conditions of permits, licenses and authorizations from the appropriate regulatory authorities. Compliance with these laws, regulations, permits, licenses and authorizations is a significant factor in our business, and we incur, and expect to continue to incur, significant capital and operating expenditures in order to continue to comply, in all material respects, with applicable laws, regulations, permits and authorizations.
Failure to comply with applicable safety, health and environmental laws, regulations or permit requirements may result in fines or penalties or enforcement actions, including regulatory or judicial orders enjoining or curtailing operations or requiring corrective measures, installation of pollution control equipment or other remedial actions, any of which could entail significant expenditures.
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
In order to comply with these safety, health and environmental licenses, laws and regulations we may have to incur costs which we could finance from our available cash flows or from alternative sources of financing. We may be required to provide for financial security for environmental rehabilitation in the form of a trust fund, guarantee, deposit or any other method as may be required by the regulations (not yet promulgated) under the
Petroleum Products Act in respect of the rehabilitation of environmental impacts. However, this is not required in terms of the Petroleum Products Amendment Act and the regulations if a license applicant at the time of the commencement of the Petroleum Products Amendment Act, held or was in the process of developing a site, manufactured or wholesaled or retailed petroleum products. No assurance can be given that changes in safety, health and environmental laws and regulations or their application or the discovery of previously unknown contamination or other liabilities will not have a material adverse effect on our business, operating results, cash flows and financial condition.
Whilst it is our policy that asbestos-containing materials will be phased out on a risk-based order of priority, there are currently certain asbestos-containing materials at our facilities. In addition, our manufacturing processes may utilize and result in the emission of substances with potential carcinogenic properties. We also manufacture products which may contain carcinogenic components. Although we implement occupational health and safety, product stewardship and other measures to eliminate or mitigate potential risks we cannot assure you that no liabilities may arise as a result of the use or exposure to these materials.
In addition to undertaking internal investigations we are also subject to review from time to time by government authorities on our compliance with, inter alia, tax, customs and excise duty, anti-trust laws and regulations impacting our operations. Our product pricing structures are also reviewed from time to time by regulatory authorities. Whilst it is our policy to conduct our operations in accordance with applicable laws and regulations and we have established control systems to monitor such compliance, no assurance can be given that these control systems will not fail or that some of our product pricing structures will not change in the future.
Failure to interpret correctly and comply with such laws and regulations and/or changes to our product pricing and cost structures may have a material adverse impact on our business, operating results, cash flows and financial condition.

Our coal, crude oil and natural gas reserve estimates may be materially different from reserves that we may actually recover
Our reported coal reserves are estimated quantities based on applicable reporting regulations that under present and anticipated conditions have the potential to be economically mined and processed. Our proved developed and undeveloped crude oil and natural gas reserves are estimates based on applicable reporting regulations. There are numerous uncertainties inherent in estimating quantities of reserves and in projecting potential future rates of coal, oil and natural gas production, including many factors beyond our control. In addition, reserve/reservoir engineering is a subjective process of estimating underground deposits of reserves that cannot be measured in an exact manner and the accuracy of any reserve estimate is a function of the quality of available data and engineering and geological interpretation and judgment. Estimates of different engineers may vary and results of our mining/drilling and production subsequent to the date of an estimate may justify revision of estimates. Reserve estimates may require revision based on actual production experience and other factors. In addition, several factors including the market price of coal, oil and natural gas, reduced recovery rates or increased production costs due to inflation or other factors may render certain of our estimated proved and probable coal reserves and proved developed and undeveloped oil and natural gas reserves uneconomical to exploit and may ultimately result in a restatement of reserves. This may have a material adverse effect on our business, operating results, cash flows and financial condition. See “Item 4.D – Property, plants and equipment”.
There is a possible risk that sanctions may be imposed by the US government as a result of our Iran related activities
There are possible risks posed by the potential imposition of US economic sanctions in connection with activities we are undertaking in the polymers field and considering in respect of a GTL opportunity (with respect to which no investment decision has yet been made) in Iran. For a description of our activities in Iran see
“Item 4.B – Business overview – Sasol Polymers” and “Sasol Synfuels International”. The risks relate to two sanctions programs administered by the US government that we have considered: the Iranian Transactions
Regulations (ITR) administered by the US Treasury Department Office of Foreign Assets Control (OFAC) and
the Iran and Libya Sanctions Act (ILSA) administered by the
US Department of State.
The ITR prohibit or restrict most transactions between US persons and Iran. The ITR, administered by
OFAC, do not apply directly to either Sasol or the group entities involved in activities in Iran, because none of them would be considered a US person under these regulations. Nonetheless, because the group is a multinational enterprise, we are aware that the ITR may apply to certain entities associated with the group, including US employees, investors and certain subsidiaries.
We are taking measures to ensure that US employees, investors and certain subsidiaries of the group to which the ITR applies will not violate the ITR as a result of their respective affiliations with the group. For instance, to that end, we are taking measures to:
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
By undertaking these steps, we believe that any risks posed by the ITR to US persons and entities affiliated with the group will be mitigated. Nevertheless, we cannot predict OFAC’s enforcement policy in this regard and it is possible that OFAC may take a different view of the measures described above. In such event, US persons or affiliates associated with the group may be subject to a range of civil and criminal penalties.

ILSA was adopted by the US government with the objective of denying Iran and Libya the ability to support acts of international terrorism and fund the development or acquisition of weapons of mass destruction.
ILSA is now only applicable to Iran following the removal of sanctions imposed against Libya. ILSA grants the
President of the United States discretion in imposing sanctions on companies found to be in violation of its provisions involving investment in the petroleum industry in Iran. Should the US government determine that some or all of our activities in Iran are investments in the petroleum industry, as statutorily defined by ILSA, the
President of the United States may in his discretion impose, among other sanctions, restrictions on our ability to obtain credit from US financial institutions, restrictions on our ability to procure goods, services and technology from the United States or restrictions on our ability to make sales into the United States.
We cannot predict future interpretations of ILSA or the implementation policy of the US government with respect to ILSA. Although we believe that our polymers project is not in the petroleum industry and we were only involved in a feasibility study in connection with other activities in Iran, we cannot assure you that our activities in Iran would not be considered investments as statutorily defined by ILSA or that the imposition of sanctions on the company or other entities of the group would not have a material adverse impact on our business, operating results, cash flows and financial condition.
The exercise of voting rights by holders of American Depositary Receipts is limited in some circumstances
Holders of American Depositary Receipts (ADRs) may exercise voting rights with respect to the ordinary shares underlying their American Depositary Shares (ADSs) only in accordance with the provisions of our deposit agreement (Deposit Agreement) with The Bank of New York, as the depositary (Depositary). For example, ADR holders will not receive notice of a meeting directly from us. Rather, we will provide notice of a shareholders meeting to The Bank of New York in accordance with the Deposit Agreement. The Bank of New
York has undertaken in turn, as soon as practicable after receipt of our notice, to mail to holders of ADRs voting materials. These voting materials include information on the matters to be voted on contained in our notice of the shareholders meeting and a statement that the holders of ADRs on a specified date will be entitled, subject to any applicable provision of the laws of South Africa and our Articles of Association, to instruct The Bank of
New York as to the exercise of the voting rights, pertaining to the shares underlying their respective ADSs on a specified date. In addition, holders of our ADRs will be required to instruct The Bank of New York how to exercise these voting rights.
Upon the written instruction of an ADR holder, The Bank of New York will endeavor, in so far as practicable, to vote or cause to be voted the shares underlying the ADSs in accordance with the instructions received. If instructions from an ADR holder are not received by The Bank of New York by the date specified in the voting materials, The Bank of New York will not request a proxy on behalf of such holder. The Bank of New
York will not vote or attempt to exercise the right to vote other than in accordance with the instructions received from ADR holders. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct The Bank of New York to vote the shares underlying your ADSs. In addition, The Bank of New York and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be no recourse if your voting rights are not exercised as you directed.
Sales of a large amount of Sasol’s ordinary shares and ADSs could adversely affect the prevailing market price of the securities
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
In 1947, the South African Parliament enacted legislation detailing the establishment of an oil-from-coal industry in South Africa. This followed 20 years after the publication of a White Paper by Parliament, aiming to protect the country’s balance of payments against increasing crude oil imports in view of the lack of domestic crude oil reserves. As a result of this initiative, the South African government in 1950, through the Industrial
Development Corporation of South Africa Limited (IDC), a state-owned entity, formed our predecessor company known as the South African Coal, Oil and Gas Corporation Limited to manufacture fuels and chemicals from indigenous raw materials.
Construction work on our synthetic fuels plant at Sasolburg (Sasol One), in the Free State province, about
80 kilometres (km) south of Johannesburg, commenced in 1952, and in 1955, the original Sasol One production units were commissioned. We supplied our first gasoline and diesel to motorists at Sasolburg in November 1955.
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
In December 1967, Natref was incorporated and, at the same time, construction of the oil refinery commenced at Sasolburg. The refinery was commissioned in February 1971. Currently, we, as the major shareholder, and Total South Africa (Pty) Limited (Total), a subsidiary of Total S.A. of France, hold 63.64% and
36.36%, respectively, in Natref.
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
In October 1979, Sasol Limited was listed on the JSE, and 70% of its share capital was privatized. We used the proceeds from the private and public issue to acquire 100% shareholding in Sasol One and 50% shareholding in Sasol Two and Sasol Three from the IDC. During 1983 we acquired the IDC’s remaining interest in Sasol
Two and the remaining interest in Sasol Three was acquired effective 1 July 1990. Subsequently, the interest in our share capital held by the South African government through the IDC was further reduced to its current 7.8%.

In 1982, our ADRs were quoted on the NASDAQ National Market through an unsponsored ADR program, which was later converted to a sponsored ADR program in 1994. With effect from 9 April 2003 we transferred our listing to the New York Stock Exchange (NYSE) from NASDAQ.
Our technology enabled us to enter the downstream production of higher-value chemicals, including nitrogenous fertilizers and commercial explosives in 1983 and 1984, respectively, and also of solvents, phenolics, waxes and alpha olefins.
During 1988 and 1989, we undertook the construction of a large polypropylene plant that incorporated
BASF gas-phase technology. Between 1990 and 1993, Sasol One underwent a R820 million renovation, during which we discontinued the production of synfuels and increased the production of higher-value chemicals, including ammonia, solvents, phenolics, paraffin and waxes.
Polifin Limited (Polifin) was established in Johannesburg in January 1994, as a joint venture with AECI
Limited (AECI), a South African listed chemicals and explosives company. The joint venture manufactured and marketed monomers and polymers. In 1996, Polifin was listed on the JSE. In 1999, pursuant to a takeover offer, we acquired Polifin’s remaining share capital from AECI and the public, delisted Polifin and subsequently it became part of our chemicals portfolio and was renamed Sasol Polymers.
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
The Schümann Sasol International wax manufacturing and marketing venture was established in 1995 after a merger of Sasol Waxes and the Hamburg-based Schümann wax operations. It produces paraffin and Fischer-
Tropsch waxes and operates in various countries. Effective 1 July 2002, we acquired from Vara Holdings GmbH and Co KG the remaining third of the share capital of Schümann Sasol, for approximately 51.1 million euro
(approximately R521 million at actual rates), and this group of companies, now 100% owned, has been renamed
Sasol Wax.
By early 1999, Sasol Synfuels had commissioned the last of its eight new generation Sasol Advanced
Synthol (SAS) reactors at Secunda, and a ninth reactor was commissioned in 2001. The 1-octene plant, also at
Secunda, was commissioned in April 1999 by Sasol Alpha Olefins and commenced supply to The Dow
Chemical Company polyethylene plants in May 1999.
In recent years, we have been exploring opportunities through Sasol Synfuels International (SSI) to exploit the Sasol Slurry Phase Distillate (Sasol SPD™) process technology for the production of high-quality, environment-friendly diesel and other higher-value hydrocarbons from natural gas. In October 2000, we signed agreements with Chevron for the creation of Sasol Chevron, a 50:50 global joint venture founded on GTL technology. Sasol Chevron was formed in order to take advantage of the synergies of Sasol’s and Chevron’s
GTL strengths. Sasol has advanced Fischer-Tropsch technology and Chevron has extensive global experience with respect to natural gas utilisation, product marketing and hydrotreating technology.
Sasol Chevron is currently involved in the development of a GTL project in collaboration with the Nigerian
National Petroleum Corporation (NNPC) and Chevron Nigeria Limited at existing oil and gas facilities at
Escravos in Nigeria. In April 2005, the engineering, procurement and construction contract for this project was awarded to Team JKS, a consortium of the Japan Gasoline Corporation; Kellogg, Brown and Root (KBR), a
subsidiary of Halliburton and Italy’s Snamprogetti. SSI and Sasol Chevron continue to explore opportunities to develop other GTL plants over the next decade.

To promote the performance and environmental merits of cleaner synthetic fuels, Sasol Chevron co-
founded the Alliance for Synthetic Fuels in Europe (ASFE) with DaimlerChrysler, Renault, Royal Dutch Shell and Volkswagen, which was launched in Brussels in March 2006.
In July 2001, we signed a joint venture agreement with Qatar Petroleum (Qatar Petroleum 51% and Sasol
49%) to establish Oryx GTL. The joint venture is constructing, on behalf of both venture partners, a GTL plant based at Ras Laffan Industrial City to produce high quality synfuels from Qatar’s natural gas resources. The inauguration ceremony of the ORYX GTL plant was held at Ras Laffan Industrial City in Qatar on 6 June 2006.
The plant is scheduled to commence operations during the second quarter of 2007.
We acquired Condea in March 2001 from German-based RWE-DEA AG for 1.3 billion euro (R8.3 billion).
Most of this business was subsequently hosted in Sasol Olefins & Surfactants with production facilities mainly in the US, Europe and South Africa. In 2003, it was determined that we would continue to grow our chemical businesses conditional upon projects leveraging our technology or securing integrated and highly cost-
competitive feedstock positions. We announced in August 2005 that we are considering the divestment of the
Sasol Olefins & Surfactants business excluding our comonomers activities in South Africa. The Sasol Olefins &
Surfactants business is not vertically integrated to our required standards; is not adequately linked to our proprietary Fischer-Tropsch technology process and has not adequately provided the integration benefits which we require. The financial impact of changes in the input costs of the business – together with current market-
place dynamics – exceeds the benefits of significant reductions that have successfully been achieved in the fixed costs of the business and various other productivity improvements. After a review of valuations and bids received from interested parties, which confirmed our valuation, it was necessary to write-down the net asset value of the business to its fair value. By 30 June 2006, we had substantially completed most of the activities required to prepare this business for sale and are presently in negotiations with potential buyers. It is envisaged that the disposal of the Sasol Olefins & Surfactants business will be completed within the next 12 months, subject to obtaining the relevant regulatory and other approvals. Until the business is sold, we remain committed to the strategic and operational goals of Sasol Olefins & Surfactants and will continue to provide the business with the support necessary to uphold its effectiveness and success.
In 2004 we initiated Project Turbo, our fuel enhancement project, intended to liberate further chemical feedstock and enable concomitant investments by Sasol Polymers to expand its South African polymer production capacity by more than 80%. The synfuels catalytic cracker (SCC) at Secunda is being commissioned in four sections. The first three are currently being commissioned and the commissioning of the fourth section commenced in June 2006. The SCC is expected to commence beneficial operation in October 2006.
Effective 1 January 2004, Sasol Oil entered the South African retail fuel market with the establishment of its first Sasol-branded retail convenience center (service station). Sasol Oil also completed the acquisition and integration of Exel Petroleum in a major step towards forming Sasol Oil. We now have 376, compared to 345 in
2005, Sasol- and Exel-branded retail convenience centres.
We announced on 16 March 2006 the first phase implementation of Sasol Mining’s broad-based empowerment strategy through the formation of Igoda Coal (Pty) Limited (Igoda Coal), an empowerment venture with Eyesizwe Coal (Pty) Limited (Eyesizwe), a black-owned mining company. Igoda Coal will comprise the full value chain of Sasol Mining’s coal export business – the Twistdraai mine and beneficiation plant at Secunda, the marketing and logistics components of its coal export business, and Sasol Mining’s 5%
shareholding in Richards Bay Coal Terminal.
In June 2006 we announced the signing of a co-operation agreement with a consortium led by Shenhua
Corporation of the People’s Republic of China to proceed with the second stage of feasibility studies to determine the viability of an 80,000 barrels per day (bpd) CTL plant in the Shaanxi Province, about
650 kilometres west of Beijing in China and for another 80,000 bpd CTL plant in the Ningxia Hui Autonomous region, about 1,000 kilometres west of Beijing.

On 30 June 2006 we announced that our R1.45 billion broad-based black economic empowerment (BEE)
transaction, through partnership with Tshwarisano LFB Investment (Pty) Limited (Tshwarisano), was
successfully concluded following the prohibition by the Competition Tribunal of the proposed merger of our liquid fuels business with Engen Limited, a South African subsidiary of Petroliam Nasional Berhad (Petronas).
In terms of the agreement, Tshwarisano has acquired a 25% shareholding in Sasol Oil effective 1 July 2006.
Since May 2000 we have undertaken share repurchases, which may be made at times and at prices deemed appropriate by management and consistent with the authorization of the shareholders. No repurchases were made during the year ended 30 June 2006. At 30 June 2006, a total of 60,111,447 shares, representing 8.8% of the issued share capital of the company, had been repurchased since 9 May 2000 at an average price of R60.67 per share. At a general meeting held on 3 October 2006, shareholders approved that we acquire 60,111,477 Sasol
Limited shares held by our subsidiary, Sasol Investment Company (Pty) Limited. These shares were cancelled on
10 October 2006. Except for the related transaction costs, the repurchase and cancellation of these shares had no effect on the consolidated financial position of the group. At the meeting of 3 October 2006, shareholders also approved that we be granted the authority to acquire Sasol Limited shares by way of a general repurchase. We may consider repurchasing additional shares on the open market.
As of 29 September 2006, we were the largest JSE listed South African domiciled company by market capitalization (R174.8 billion), with total consolidated turnover from continuing operations of approximately
R61,857 billion in 2006. We employ approximately 27,933 people in our continuing operations.
Capital expenditure
In 2006 we invested approximately R13 billion, compared with R12 billion and R11 billion in respect of
2005 and 2004, respectively, in capital expenditure (on a cash flow basis excluding capitalized interest and including projects and investments incurred by our equity accounted investees) to enhance our existing facilities and to expand operations. Capital expenditure incurred on key projects to expand our operations includes:
30 June
30 June
30 June
Projects and investments
1
Business categories
2006
2005
2004
(Rand millions)
Project Turbo – low-density
polyethylene and polypropylene Sasol Polymers
2,608
3,321 936
Oryx GTL and Escravos GTL Sasol Synfuels International
1,734
1,245 1,235
Arya Sasol Polymers (Iran) Sasol Polymers International Investments
1,590
823 295
2
nd
and 3
rd
Octene trains Sasol Solvents
714
288 519
Sasol Oil distribution network Sasol Oil
191
294 114
Mozambique Natural Gas Sasol Gas and Sasol Petroleum International
38
244 2,077
Clean Fuels Project Sasol Oil
–
215 –
Tar Naphta Phenolic Extraction Other
–
105 –
Acrylic acid and acrylates Sasol Solvents
–
– 740
15
th
Oxygen train Sasol Synfuels
–
– 104
Other smaller projects Various
820
722 1,771
7,695
7,257 7,791
1.
The amounts include business development costs and our group’s share of capital expenditure of equity accounted investees. The amounts exclude borrowing costs capitalized. These amounts were approved by our board of directors and are stated on a management reporting basis. We hedge all our major capital expenditure in foreign currency immediately upon commitment of the expenditure or upon approval of the project.

Key projects to address environmental matters and enhance existing assets during the 2006 year include:
30 June
30 June
Projects and investments
1
Business categories
2006
2005
(Rand millions)
Project Turbo – fuel enhancement Sasol Synfuels
1,867
2,520
Clean fuels project Sasol Oil
224
–
Mining renewal Sasol Mining
171
177
Waste recycling facility Sasol Synfuels
98
263
Reconstruction of the ethylene
plant (Unit 24) and the revamp
of the furnaces
Sasol Polymers
3
185
Other smaller projects Various
2,968
2,018
5,331
5,163
1.
The amounts include business development costs and our group’s share of capital expenditure of equity accounted investees. The amounts exclude borrowing costs capitalized. These amounts were approved by our board of directors and are stated on a management reporting basis. We hedge all our major capital expenditure in foreign currency immediately upon commitment of the expenditure or upon approval of the project.
In addition, we invested approximately R428 million in intangible assets (including investments made by equity accounted investees), mainly in respect of software, patents and trademarks during the year. For a discussion of the method of financing for our capital expenditures, see “Item 5.B – Liquidity and capital resources – liquidity”.
Capital commitments
As at 30 June 2006, we had authorized approximately R34 billion of group capital expenditure, of which we had spent R20 billion at 30 June 2006. Of the unspent capital commitments of R14 billion, R8 billion has been contracted for. We expect to spend R9 billion in 2007, R5 billion in 2008 and the remainder in 2009 and thereafter of our unspent capital commitments. For more information regarding our capital commitments see
“Item 5.B – Liquidity and capital resources – liquidity” and “Item 5.F – Tabular disclosure of contractual obligations”.
We expect to spend approximately R7 billion of our capital commitments on projects in South Africa,
R5 billion in other African countries, R2 billion in the Middle East and the remainder on projects in other regions.

The following table reflects key projects approved and contracted which were not completed at
30 June 2006:
Total project
Scheduled
Project
Business categories
cost
operation date
(Rand in millions)
Syferfontein Kriel South Phase 2 Sasol Mining 310 June 2007
Mooikraal underground coal mine Sasol Mining 229 June 2007
Project Turbo – fuel-optimization Sasol Synfuels 5,369 October 2006
Black product site remediation Sasol Synfuels 145 February 2015
Oryx GTL (Qatar) Sasol Synfuels International 3,795
1
December 2006
Escravos GTL (Nigeria) Sasol Synfuels International 9,778
2
December 2009
3
rd
Octene train Sasol Solvents 2,087 September 2007
Project Turbo – polymers projects
– low-density polyethylene and
polypropylene
Sasol Polymers 9,381 June 2007
Arya Sasol Polymer (Iran)
Sasol Polymers International
Investments
4,881
3
April – June 2007
The amounts include business development costs and our group’s share of capital expenditure of equity accounted investees.
1.
The project cost of US$489 million and has been translated at a rate of R7.76 per US$1.00 solely for the reader’s convenience.
2.
Sasol provides risk-based financing for 50% of the capital expenditure on the Escravos GTL joint venture. The project cost is under review. Sasol’s portion is not expected to exceed US$ 1.45 billion. Due to concurrent increases in commodity values, this development is not expected to materially affect the returns of this project. This amount has been translated at a rate of R7.76 per US$1.00 solely for the reader’s convenience.
3.
Sasol Polymers’ share of the estimated cost to establish the Arya Sasol Polymer production facilities is
494 million euro and has been translated at a rate of R9.88 per euro 1.00 solely for the reader’s convenience.
4.B
Business overview
Sasol is an integrated oil and gas company with complementary interests in coal, chemicals and the international development of synthetic-fuel ventures based on our proprietary Fischer-Tropsch (FT) technology.
We mine coal in South Africa. Through Sasol Synfuels, we convert this coal, along with Mozambican natural gas, into fuels and chemical feedstock through our FT technology.
We also have chemical manufacturing and marketing operations in Europe, Asia and the Americas.
Our larger chemical portfolios include polymers, solvents, waxes, phenolics and nitrogenous products.
We are advancing the divestiture process of Sasol Olefins & Surfactants business excluding its comonomers activities in South Africa. The Sasol Olefins & Surfactants business has been presented in the financial statements as discontinued operations.
The group explores for, and produces, crude oil offshore Gabon, refines crude oil into liquid fuels in South
Africa and retails liquid fuels and lubricants produced in our refinery and by Sasol Synfuels through a growing network of retail service centers. Our liquid fuels business includes wholesaling in South Africa and overland exports to several sub-Saharan African countries.
We produce natural gas in Mozambique for supply to customers and as feedstock for some of our fuel and chemical production in South Africa.
We shall commission our first GTL plant in Qatar during 2007 and a second GTL plant is under construction in Nigeria, for planned commissioning in 2010. These two GTL plants will incorporate our proprietary Sasol SPD™ process.

Our activities
The financial information presented to our Group Executive Committee (GEC), including the financial information in the reportable segments, is presented based on IFRS. Since IFRS financial information is the basis for segmental financial decisions, resource allocation and performance assessment, it forms the accounting basis for segmental reporting that is disclosed to the investing and reporting public. The IFRS segmental reporting information is reconciled to the amounts reported in our group consolidated financial statements, prepared in accordance with US GAAP, for all years presented. We divide our operations into the following segments (turnover percentages and amounts in terms of IFRS):
Continuing operations:
• Sasol Mining. We mine about 46.2 million tons (Mt) a year of saleable coal at Sasolburg and Secunda for our South African plants and export about 3.6 Mt of coal annually. Sasol Mining accounted for 2% of our total external segmental turnover from continuing operations in 2006.
• Sasol Synfuels. We operate the world’s only large commercial-scale coal-based synfuels manufacturing facility at Secunda. We produce synthesis gas through coal gasification and natural gas reforming, and use proprietary Fischer-Tropsch technology to convert synthesis gas into synthetic fuel components, pipeline gas and chemical feedstock. Sasol Synfuels accounted for 1% of our total external segmental turnover from continuing operations in 2006.

• Sasol Oil (previously Sasol Liquid Fuels Business). We manufacture and market liquid fuels at Secunda and through our interest in the Natref refinery in Sasolburg (South Africa’s only inland crude oil refinery). Liquid fuels include gasoline, diesel, jet fuel, bitumen and lubricants. Sasol Oil accounted for
5% of our total external segmental turnover from continuing operations in 2006.
• Sasol Gas. We distribute Mozambican-produced natural gas and Secunda-produced methane-rich gas to customers in the Gauteng, Mpumulanga, Free State, and KwaZulu-Natal provinces of South Africa. We have a 49% interest in Spring Lights Gas (Pty) Limited, an empowerment gas marketing company in
Durban, and a 75% interest in Republic of Mozambique Pipeline Investment Company (Pty) Limited
(Rompco), the owner of the Mozambican-South African gas pipeline. Sasol Gas accounted for 3% of our total external segmental turnover from continuing operations in 2006.
• Sasol Synfuels International. We and our joint venture Sasol Chevron develop and implement international ventures based on the Sasol SPD™ GTL process. We will bring our first international GTL plant into production with Qatar Petroleum during the second quarter of 2007. These activities are only expected to contribute to our total external segmental turnover in 2007. We also pursue opportunities based on other hydrocarbons that could be beneficiated through our Fischer-Tropsch technology.
• Sasol Polymers. We operate plants at Sasolburg and Secunda and market ethylene, propylene, polyethylene, polyvinyl chloride, chlor-alkali chemicals and mining reagents to a diverse South African and international customer base. We also have an interest at Kertih, Malaysia in ethylene, propylene and polyethylene production and marketing. Sasol Polymers accounted for 12% of our total external segmental turnover from continuing operations in 2006.
• Sasol Solvents. We operate plants in South Africa and Germany and supply a diverse range of solvents
(including alcohols and ketones) and associated products through various business units, including an acrylic acid and acrylates joint venture in South Africa with Mitsubishi Chemical Corporation and a maleic anhydride joint venture in Germany with Huntsman Corporation. The comonomers division previously included as part of Sasol Olefins & Surfactants is now included in Sasol Solvents. Sasol
Solvents accounted for 16% of our total external segmental turnover from continuing operations in 2006.
• Other. We are involved in a number of other activities in the energy and chemicals industries, both in
South Africa and abroad, which, among others, include international petroleum and gas exploration and production, production of other chemical products, production of wax and explosive products as well as technology research and development, and our financing activities. These activities accounted for 15% of our total external segmental turnover from continuing operations in 2006.
Discontinued operations:
• Sasol Olefins & Surfactants. We manufacture and market surfactants and surfactant intermediates, as well as monomers and inorganic specialty chemicals, mainly at plants in Germany, Italy, the United States of
America and South Africa, for customers across the globe. The Sasol Olefins & Surfactants business has been disclosed as a discontinued operation and we expect to sell the business before the end of 2007.The following tables present our total external turnover after the elimination of inter-segment turnover by business operation and geographic market (in terms of IFRS, except where otherwise indicated):

Sasol
Total
Sasol
Sasol
Sasol
Sasol
Synfuels
Sasol
Sasol
continuing
2006
Mining Synfuels
Oil
Gas
International
Polymers
Solvents
4
Other operations
(Rand in millions)
South Africa 204 631 29,598 1,663 – 5,936 1,092 3,721 42,845
Rest of Africa – 19 2,643 – 98 846 158 1,227 4,991
Europe 1,313 107 2 – 15 88 4,317 2,438 8,280
Middle East and India – 4 – – 48 2 1,121 197 1,372
Far East – 2 – – – 386 991 113 1,492
North America – 136 – – – – 1,829 1,067 3,032
South America – 8 – – – 12 307 177 504
Southeast Asia and Australasia – 8 – – – 267 670 389 1,334
Total segment
1,517
915
32,243
1,663
161
7,537
10,485
9,329
63,850
Adjustments to US GAAP
Equity accounting and reversal
of proportionate
consolidation
2
(1,993)
Turnover under US GAAP
1
61,857
Sasol
Total
Sasol
Sasol
Sasol
Sasol
Synfuels
Sasol
Sasol
continuing
2005
Mining Synfuels
Oil
Gas
International
Polymers
Solvents
4
Other operations
(Rand in millions)
South Africa 42 642 22,902 1,408 – 5,651 1,303 3,364 35,312
Rest of Africa – 6 620 – – 752 155 909 2,442
Europe 1,429 107 3 – – 86 3,732 2,840 8,197
Middle East and India – 16 – – – 28 880 173 1,097
Far East – – – – – 358 1,145 116 1,619
North America – 20 – – – – 1,302 843 2,165
South America – 11 – – – 7 217 136 371
Southeast Asia and Australasia – 18 – – – 317 627 332 1,294
Total segment
1,471
820
23,525
1,408
–
7,199
9,361
8,713
52,497
Adjustments to US GAAP
Equity accounting and reversal
of proportionate
consolidation
2
(1,810)
Turnover under US GAAP
1
50,687

Sasol
Total
Sasol
Sasol
Sasol
Sasol
Synfuels
Sasol
Sasol
continuing
2004
Mining Synfuels
Oil
Gas
International
Polymers
Solvents
4
Other operations
(Rand in millions)
South Africa 45 1,077 17,237 1,389 – 5,063 869 3,202 28,882
Rest of Africa 6 26 1,305 – 7 815 112 675 2,946
Europe 1,032 153 – – – 26 3,502 2,574 7,287
Middle East and India – 21 – – – 48 848 216 1,133
Far East – 6 – – – 178 940 124 1,248
North America – 21 – – – – 1,146 903 2,070
South America – 7 – – – 14 187 132 340
Southeast Asia and Australasia – 18 12 – – 432 333 298 1,093
Total segment
1,083
1,329
18,554
1,389
7
6,576
7,937
8,124
44,999
Adjustments to US GAAP
Equity accounting and reversal
of proportionate
consolidation
2
(1,659)
Entities previously not
consolidated
3
266
Turnover under US GAAP
1
43,606
1.
For more information on the reconciliation of segmental turnover to the corresponding amounts prepared under
US GAAP, see “Item 5.A – Operating results – Reconciliation of segmental results to US GAAP” and Note 3 of
“Item 18 – Financial statements”.
2.
For the years ended 30 June 2006, 30 June 2005 and 30 June 2004, proportionate consolidation is applied with respect to incorporated joint ventures for management reporting purposes. Under US GAAP, the equity method of accounting is applied.
3.
Relates to Naledi Petroleum Holdings (Pty) Limited (included in the Sasol Oil segment) which was equity accounted for management reporting purposes until 31 December 2003 and consolidated as a subsidiary with effect from 1
January 2004. However, under US GAAP it is consolidated as a subsidiary for all reporting years.
4.
The segment information has been adjusted for the reclassification of the comonomers division from Sasol Olefins &
Surfactants to Sasol Solvents.
Our strategy
We are active in the oil, gas and chemical sectors, primarily in integrated petroleum and chemical centers of activity in Southern Africa and other countries where we can obtain competitive feedstock advantages. Our core business is adding value to low-cost coal and gas feedstock through our unique Fischer-Tropsch synthesis and other proprietary technologies for the production of fuel, fuel components and chemical feedstock.
Commercializing and expanding our Fischer-Tropsch GTL and CTL technology – We have made further progress towards the drive to commercialize our GTL technology based on the Sasol SPD™ process in natural gas-rich regions. The Sasol SPD™ process allows us to monetize underutilized gas resources by converting them into ultra-low sulfur, high-performing diesel in line with global trends towards cleaner fuel and reduced emissions to the environment.
• SSI and Qatar Petroleum inaugurated their 49:51 joint venture in respect of the Oryx GTL plant in Ras
Laffan, Qatar in June 2006. The plant with its capacity of 34,000 bpd is the world’s first commercial scale Slurry Phase Fischer-Tropsch GTL plant outside South Africa, developed and built specifically to produce GTL diesel and to a lesser extent, GTL naphtha and liquefied petroleum gas (LPG). The GTL diesel will be used either as a fuel neat or as a blend stock.

• Work on the Escravos GTL plant in Nigeria, a joint venture between NNPC and Chevron Nigeria
Limited is progressing according to plan. It is envisaged that the plant will be operational in 2009. With its capacity of 34,000 bpd the Escravos GTL plant will produce GTL diesel, GTL naphtha and liquefied petroleum gas utilizing Sasol licensed technology.
Following our progress in Qatar and Nigeria, other potential GTL options are also under review. These options include a second GTL plant in Qatar and possible GTL investments in Algeria and Australia. We are not progressing with a feasibility study on a potential GTL project in Iran, although this may change pending a review of the political situation in Iran. The political situation in Iran is being monitored. If a stage-one feasibility study is initiated it will, however, take up to two years before the investment merits of a potential
GTL project are precisely determined for consideration and scrutiny by the relevant risk assessment, governance and investment decision-making bodies within the group, which will also take full cognizance of the political situation prevailing in Iran at that time.
In support of this growth driver, our team of researchers continue to advance our second-generation GTL technology, including our proprietary low-temperature Fischer-Tropsch Slurry Phase reactor and cobalt-based catalysts.
We signed agreements in June 2006 enabling us to continue with feasibility studies for the potential development of two CTL plants in China. We anticipate completing the feasibility studies during 2008 for the two envisaged CTL plants in China. China has been able to sustain high levels of economic growth for more than a decade, coupled with a growing demand for energy which outstrips the world average. With its vast coal reserves, China offers a potential opportunity for us to commercialize our CTL technology. Potential CTL opportunities in the United States and other coal-rich regions may also be considered.
Our researchers will continue to explore new opportunities to commercialize our competitive Fischer-
Tropsch synthesis technology for the beneficiation of coal and other hydrocarbon resources, including environmentally friendly biomass.
Grow our integrated chemicals portfolio in selected areas – we will focus on organically growing our chemicals portfolio either by:
• leveraging new chemical growth opportunities from our Fischer-Tropsch processes; or
• securing integrated positions with highly cost-competitive feedstocks.
Sasol Polymers remains an outstanding performer in our chemicals portfolio by focusing on continued
business optimization and benefiting from a buoyant demand for polyethylene, polypropylene and polyvinyl chloride. As part of Project Turbo, this division is advancing the construction of two new polymer plants in
South Africa to increase our polymer capacity by about 80%. We intend to bring the two plants into operation during 2007. Outside South Africa, our polymer business continues to gain momentum. In Iran, Sasol, through
Sasol Polymers International Investments is investing up to euro 494 million (our 50% share of the total capital project) in a new polymer plant which is designed to produce one million tons of ethylene to be converted into polyethylene, or exported as ethylene. This project is a 50:50 joint venture (called Arya Sasol Polymer
Company) between Sasol and the National Petrochemical Company of Iran, and comprise one ethane cracker for producing polymer-grade ethylene and two polyethylene plants. The cracker start-up is currently targeted for between April and June 2007, followed by commissioning of the two polyethylene plants soon thereafter.
Sasol Solvents continues to benefit from its status as a diversified producer and marketer of industrial solvents. The breadth of our solvents product portfolio and international market presence covering all major regions are competitive strengths of this business unit.
Substantial work has been undertaken to prepare the Sasol Olefins & Surfactants business for sale. Since the start of the divestiture process in August 2005, international oil prices have increased significantly, which represent fundamental changes in energy costs and their related impact on oil derived feedstock prices.
Irrespective of the negative impact of the increased feedstock costs on the Sasol Olefins & Surfactants business,

the strategic rationale for considering the disposal of the business, as expressed in our initial announcement in
August 2005, remains relevant and valid. It is not backward integrated into the primary feed streams to our required standards and is also not adequately linked to our proprietary Fischer Tropsch technology process.
Exploit upstream hydrocarbon opportunities – SPI has become a steady producer of natural gas in the
Temane field in Mozambique. We will continue to explore for additional natural gas reserves in and around the
Temane and Pande onshore fields as well as two offshore fields. Moreover, SPI remains a 27.75% partner in
Gabon’s offshore Etame oil field, where crude oil production is being sustained at about 18,000 bpd.
Sasol Gas continues to focus on growing the South African gas market following the successful introduction of natural gas from Mozambique in 2004. At 30 June 2005 Sasol held a 100% interest in Republic of Mozambique Pipeline Investments Company (Pty) Limited (Rompco), a company which operates and maintains the cross-border pipeline that conveys natural gas from the Temane central processing facility to the gas network at Secunda. On 1 July 2005, we sold a 25% interest in Rompco to South African Gas Development
Company (Pty) Limited (iGas), owned by the South African government), and realized a profit of R205 million.
Companhia Mocambicana de Gasoduto S.A.R.L (CMG), a company owned by the Mozambique government, has taken steps to exercise its option to acquire a 25% interest in Rompco in 2007.
Continuing operations
Sasol Mining
Nature of the operations and principal activities
We have three South African coal mining operations:
• Secunda Mining Complex, consisting of four underground mines (Bosjesspruit, Brandspruit, Middelbult and Syferfontein) at Secunda supplying 40.3 Mt of coal to Sasol Synfuels, its primary customer. A new business portfolio supplying utility coal to Eskom Holdings Limited (Eskom), South Africa’s state-owned power company, has been established and performed well during the year. In line with a supply agreement, the company supplied 1.7 Mt of coal to Eskom power stations during 2006.
• Export Complex (situated in the Secunda Mining Complex), supplied by the Twistdraai mine at Secunda, producing coal for the international market (export coal sales of 3.6 Mt) as well as a secondary product
(middlings), supplied to Sasol Synfuels.
• Sigma Mining Complex. The Mooikraal mine near Sasolburg was brought into operation shortly before
30 June 2006. It has been designed to supply utility coal to the group’s utility plants in Sasolburg at a rate of about 1.9 Mt a year to replace the depleted Mohlolo underground operation and the Wonderwater high-wall operation, which are undergoing final closure and rehabilitation.
During 2006 total production was 46.2Mt of coal, compared to 47.7Mt in the previous year. The decrease in production resulted from coal purchases from Anglo Operations (Pty) Limited (Anglo Operations) for supply to Sasol Synfuels and the introduction of natural gas at Sasolburg. Saleable production volumes vary each year according to inter-segment demand and export capacity.

Operational statistics
2006
2005
2004
(Mt, unless otherwise stated)
Sigma Mine 1.6 2.6 6.2
Secunda Mines 44.6 45.1 46.2
Total production
46.2
47.7
52.4
Saleable production from all mines
1
44.5 45.5 50.4
External coal purchases from Anglo Operations 3.1 – –
Sales to Sasol Infrachem, Sasolburg 1.7 3.0 6.8
Sales to Sasol Synfuels, Secunda 40.3 39.4 40.2
Additional South African market sales 2.1 0.5 0.5
Export sales (primarily Europe) 3.6 3.6 3.6
Total sales including exports
47.7
46.5
51.1
Production per shift of continuous miner (mining production machine)
(t/cm/shift) 1,674 1,561 1,707
1.
Saleable production equals our total production minus discard and includes both product sold and movements in stockpiles.
Strategy
An analysis of the challenges facing our mining operations and a review of our strategy culminated in the determination of the following six key strategic themes:
• Mining Charter compliance;
• Safety, health and environment (SH&E);
• Continuous improvement;
• Business and reserve optimization;
• Product and market optimization and logistics; and
• Winning with people.
Mining Charter compliance
Economic empowerment of historically disadvantaged South Africans. We pursued a rigorous BEE strategy formulation process, followed by a partner selection process, resulting in the selection of Eyesizwe as our preferred strategic BEE partner in our coal export operations. We announced in March 2006 the first phase of the implementation of Sasol Mining’s broad-based BEE strategy through the formation of Igoda Coal, Sasol
Mining’s 65:35 empowerment venture with Eyesizwe.
As a result of this transaction, BEE equity ownership in Sasol Mining’s operations will indirectly comprise about 8%. We are now expediting plans to advance the second phase of our broad-based BEE ownership strategy, pursuant to which we intend to achieve a 26% BEE equity ownership by 2014, in compliance with the
Mining Charter.
These future BEE ventures will further assist operational capacity building in the mining sector. We intend to create a new, sustainable BEE entity, which will be involved in selected mining operations. This entity preferably, will include a women’s group and other broad-based stakeholders drawn from historically disadvantaged groups in South Africa. We expect to finalise our next BEE equity ownership deal in the year ahead.

The submission of applications for the conversion of Sasol Mining’s Secunda “old order” mining rights were provided to government. This submission provides detail and information on how stated objectives of the
Mining Charter will be addressed as well as plans on how to achieve the targets. See “Item 3.D – Key information – Risk factors – New mining legislation may have an adverse effect on our mineral rights” and
“Item 4.B – Business overview – Regulation – Empowerment of historically disadvantaged South Africans”.
Safety, health and environmental
The recordable case rate (recordable case rate (RCR) is the standard international measure for reporting work-related injuries and illnesses and other safety incidents resulting in injury) for 2006 was 0.93 compared to
1.51 for 2005, and the lost work day case rate for 2006 was 0.25 compared to 0.24 for 2005. Safety is of critical importance and various interventions have and are being implemented in order to improve Sasol Mining’s safety performance. This includes entrenching safety as a key value at Sasol Mining, in line with the group’s focus on safety. A process to improve safety-related behaviors was implemented two years ago and will be fully implemented at all our mining operations by the end of the 2008 calendar year.
With regards to safety and health, the underground dust levels at locations with mechanical miners have decreased to 3.42 milligrams per meters cubed (mg/m
3
) from 3.63mg/m
3
in 2005. This measurement is still well
below the legal limit of 5mg/m
3
.
In addition all the mining operations have a legally required Environmental Management Program, as well as an internationally recognized Environmental Management System (ISO 14001). They are individually audited at least annually.
Continuous improvement
Through a process of consultation with all role players, a “Sasol Way” of operating was designed, supported by a tracking tool for monitoring progress and sustainability. This process will be implemented throughout all the mining operations during the next eighteen months.
In keeping with recent trends, we continue to advance our mechanical productivity, measured by the average number of tons produced by one continuous miner in one eight-hour shift (t/cm/shift). Since launching a dedicated productivity-improvement program seven years ago, Sasol Mining has increased its continuous miner productivity by 108%, while also sustaining a general trend during this period of lowering its recordable injuries.
Machine productivity increased by 7% during the year from 1,561 t/cm/shift to 1,674 t/cm/shift.
Business and reserve optimization
A business planning process has been established which allows for integrated planning from the strategic level to life-of-complex planning, ten year budgets and short-term planning. During 2006 the business has operated soundly within the context of this business plan. The business plan is focused to continuously operate the mines in the most cost effective manner whilst also focusing on reserve optimization.
Product and market optimization and logistics
The changes in both the demand pattern at the Sasolburg petrochemical complex (only utility coal required)
and the supply sources at the Secunda Mining Complex (less Twistdraai coal produced and more coal purchases from Anglo Operations) have necessitated more focus to ensure stability in the coal blends supplied to our internal customers (Sasol Synfuels and Sasol Infrachem). Different computerized blending models have been developed and implemented to manage coal quality and coal blends of products supplied to customers.

Winning with people
Talent management and succession planning processes within the company are entrenched and we continue to experience year on year improvements in people productivity. The relationship with all our union stakeholders is good. We achieved 38% representation of historically disadvantaged South Africans (HDSAs) from first line supervisory to senior management levels. The introduction of an additional 67 women in core business was successfully completed. Currently we have over 100 women in core business and are well on our way towards achieving targets set by the Mining Charter and relevant legislation. Overall progress towards the achievement of employment equity and Mining Charter targets is satisfactory. Current retention challenges in skilled, professional positions are mainly due to a national growth in the requirements for these skills. Strategies to mitigate these challenges including, targeted recruitment, fast-tracking of professional growth of employees and increased artisan and miner learnership are yielding favorable outcomes, resulting in lower voluntary labor turnover for Sasol Mining as against the mining industry in general and continuous inflow of skilled employees from internal development. With increased economic growth in the country, Sasol Mining will continue to seek and implement innovative ways to attract and retain talented people within the company.
Principal markets
We extract and supply coal mainly to our synfuels and chemical plants under terms and conditions which are determined on an arm’s length basis. We export approximately 8% of the Secunda Mining Complex’s production. In 2006, external sales, primarily exports, amounted to 3.6 Mt, compared to 3.9 Mt in 2005. In a volatile market, US dollar export prices decreased by 7%, while the rand weakened by 3%. This resulted in a net decrease in the rand export coal price of 4%.
Marketing opportunities for coal in both the international and domestic utility market are being explored. It is our intention to increase our presence in the international market over the ensuing decade. This is currently constrained by our throughput entitlement at the Richards Bay Coal Terminal, South Africa’s predominant coal export outlet. The planned expansion of this terminal has been delayed and its timing is uncertain.
Seasonality
The demand for inter-segment coal is consistent throughout the year. The demand for coal in Europe, the international market in which Sasol Mining is most active, is consistent throughout the year. Variations in tonnage from season to season in the export market are therefore limited.
Marketing channels
Sasol Mining has appointed a limited number of agents in Europe to represent the company, each with their own specific geographic markets. These agents operate on a commission basis and are authorized to act as intermediaries only. All sales require approval of Sasol Mining before they may be concluded with the customer.

Property, plants and equipment
Sasol Mining operates six mines for the supply of coal to Sasol Synfuels, Sasol Infrachem (utility coal only) and the external market. The annual production of each mine, the primary market to which it supplies coal and the location of each mine are indicated in the table below:
Mining activities
Mine
Market
Location
2006
2005
2004
Production (Mt)
Bosjesspruit Sasol Synfuels Secunda 7.8 7.7 8.2
Brandspruit Sasol Synfuels Secunda 8.2 8.3 8.4
Middelbult Sasol Synfuels Secunda 9.3 8.0 8.5
Syferfontein Sasol Synfuels Secunda 8.8 7.1 6.8
Twistdraai Export/Synfuels
1
Secunda 10.5 14.0 14.3
Sigma/Mooikraal Sasol Infrachem Sasolburg 1.6 2.6 6.2
46.2 47.7 52.4
1.
The middlings product from the export beneficiation plant is supplied to the Synfuels market.
Beneficiation Plant
A coal beneficiation plant is operated at Secunda to enable coal export to the international market. The design capacity of the plant is 10.5 Mt throughput per annum. The plant feedstock is supplied by Twistdraai mine via overland conveyor belts of approximately 22 kilometres.
Sasol Synfuels
Nature of the operations and principal activities
Sasol Synfuels operates a coal and gas-based synfuels manufacturing facility which, on the basis of our knowledge of the industry and publicly available information, we believe to be the world’s only large commercial-scale facility of this type. Based at Secunda, we produce syngas primarily from low-grade coal with a smaller portion of feedstock being natural gas. The process uses advanced high temperature Fischer-Tropsch technology to convert syngas into a range of synthetic fuel components, as well as industrial pipeline gas and chemical feedstock. We produce most of South Africa’s chemical and polymer building blocks, including ethylene, propylene, ammonia, phenols, alcohols and ketones. We operate the world’s largest oxygen production facilities (according to Air Liquide, the French industrial gas company), currently consisting of 15 units. As a result, we also have the capacity to recover high volumes of two noble gases, krypton and xenon.
We obtain our coal feedstock requirements from Sasol Mining and purchase natural gas feedstock from
Sasol Gas.
Strategy
The primary strategic objectives of Sasol Synfuels are:
• to maintain all-round operational excellence (including safety performance);
• to maintain a motivated and skilled human resources base;
• to position itself strategically for long-term growth in a complex and evolving environment; and
• to continuously reduce the environmental footprint of our operations in Secunda.

Major growth opportunities exist for us in domestic and international markets. Sasol Synfuels is partnering with Sasol Technology, Sasol Oil and key chemical businesses in a feasibility study for a phased 20% increase in production over the next 10 years. The envisaged first-phase growth of 10% would be based on higher throughput of natural gas and thereafter on higher throughput of coal. The latter coal-based growth phase would require new-generation coal gasification technology. Sasol Synfuels envisages complementing the current low-
temperature Lurgi coal gasifiers with high-temperature gasifiers, mostly to improve plant efficiency and reduce emissions to the atmosphere. High-temperature gasifiers produce carbon monoxide, which – along with hydrogen – can be used to produce synthesis gas instead of being emitted to the atmosphere. The additional volumes of reaction hydrogen would be sourced from natural gas.
Working in partnership with Sasol Oil and Sasol Technology, we met the new mandatory South African fuel specifications which were implemented on 1 January 2006. Besides terminating the production and marketing of leaded fuel and introducing lead replacement fuel for older vehicles, we have introduced diesel with a substantially lower sulfur content – a reduction from 3,000 parts per million (ppm) to 500ppm. Project
Turbo, the fuel-optimization and polymer-expansion project entered the final stage during the last quarter of the year. As part of the fuel-optimization portion of the project, we commenced with the commissioning of the synfuels catalytic cracker (SCC) in August 2006. Project Turbo has necessitated the rerouting of almost one-
million cubic meters a year of fuel precursors produced by Sasol Synfuels to the SCC, where they are now being converted into higher-octane fuel, as well as ethylene and propylene. As a result of starting up the SCC, we have a different end-product ratio because our fuel volumes will decrease slightly as some of the fuel streams will be converted into polymer feedstock. In the longer term, however, our growth plans will offset the Project Turbo-
related reduction in fuel volumes and the negative impact on unit cost. We expect that in addition to delivering the new fuels solution for 2006, this project will also address most of the envisaged more stringent fuel specifications which are expected to be mandated in future years.
Various safety initiatives have yielded positive returns, with our RCR decreasing by 50% from 1.31 in 2005 to 0.65 in 2006 for Sasol Synfuels employees.
Principal markets
The company sells fuel components to Sasol Oil, and methane-rich gas is sold to Sasol Gas. Chemical feedstocks are processed and marketed by Sasol and its joint ventures, including Merisol. Unrefined ethylene and propylene are purified by Sasol Polymers’ monomers division at Secunda for the downstream production of polymers. Ammonia is sold to the fertilizer and explosives industries, including Sasol Nitro, our nitrogenous products division.
The inland South African market for liquid transportation fuels continues to grow, as do many of the major markets for the group’s main chemical businesses.
Property, plants and equipment
Specific product volumes
2006
2005
2004
(% of total production)
Liquid and gaseous fuels 65 64 66
Petrochemical feedstock 25 25 20
Carbon plus nitrogenous feedstock for fertilizers and explosives 8 8 11
Specialized cokes, creosote and related carbon and tar products 2 3 3
We have procured a preventative maintenance program, which we continue to benchmark against those of leading international energy and chemical companies. The planned March 2006 shutdown was postponed to
September 2006 to accommodate the complex scope of the work required for Project Turbo. Greater energy efficiency is also being pursued through new programs aimed at reducing overall unit cost, improving environmental performance and assuring the reliability of electricity supply. This is particularly important at a time when Sasol Synfuels are pursuing significant expansion plans. Sasol Synfuels have been given the go-ahead to commence work in the year ahead for the development of a 100 to 350-megawatt power-generation plant at
Secunda. This facility will use waste-gas streams as an energy source to reduce costs and environmental impact.
Overall production integrity and reliability remained at high levels throughout the year despite four unplanned shutdowns. Ongoing programs are followed to improve plant reliability, availability and efficiency of operations. One of the year’s key initiatives was the formation of a dedicated operational improvement team to support Synfuel’s pursuit of operational excellence.
Sasol Synfuels continued to advance a series of major environmental projects as part of a wider group initiative in South Africa to reduce our environmental footprint and enhance operational efficiency. We are partnering with Sasol Nitro to build a R638 million sulfuric acid plant at Sasol Synfuels and an ammonium sulfate facility at Sasol Nitro. The acid plant will use hydrogen sulfide and offtake gas from the Rectisol plant as feedstock. Sasol Nitro will convert a large percentage of the sulfuric acid into ammonium sulfate, an important fertilizer ingredient.
We are also focusing on opportunities to reduce volumes of low-level volatile organic compounds (VOCs), as well as emissions of sulfur oxides (SOx) and nitrous oxides (NOx). Conceptual studies are progressing with a view to reduce emissions significantly below the VOC, SOx and NOx limits prescribed by South Africa’s more stringent new legislation, the National Environmental Management: Air Quality Act.
We completed further environmental cleanup projects with a combined cost of R175 million. In the year ahead, besides the sulfur-reduction investments associated with building plants for producing sulfuric acid and ammonium sulfate, Sasol Synfuels expects to invest a further R86 million to improve environmental performance.
Sasol Oil
Nature of the operations and principal activities
Sasol Oil encompasses the established liquid fuels and lubricants marketing, distribution, commercial and retailing interests, including the Exel business, our shareholding in the Natref refinery, and the acquisition of fuel components and the fuel blending and storage facilities at Sasol Synfuels in Secunda. Products include gasoline, diesel, jet fuel, fuel alcohol, illuminating paraffin, liquefied petroleum gas, fuel oils, motor and industrial lubricants and bitumen. Sasol Oil also encompasses crude oil procurement, shipping and refining, as well as final product supply to, and trading with, other oil companies operating in Southern Africa.
Strategy
On 6 February 2004, it was announced that Sasol Limited and Petronas were in discussions concerning the combination of Sasol’s liquid fuels business and Petronas’ South African liquid fuels businesses, Engen, in a joint venture to create a leading South African liquid fuels business. On 23 February 2006, despite earlier approval by the European Commission, the proposed joint venture was prohibited by the Competition Tribunal in South Africa as it ruled that it would have had anti-competitive effects on the industry. Since the ruling, Sasol
Oil has reviewed and re-aligned its strategy and has also appropriately structured the organization and management team to drive the revised strategy.
In order to ensure the achievement of our commitment given in terms of South Africa’s Liquid Fuels
Charter and the advancement of BEE we planned to attain the equity commitment through the above mentioned joint venture transaction. The ruling by the Competition Tribunal delayed such realization, however, on 1 July 2006 we realized this commitment when Tshwarisano acquired a 25% shareholding in
Sasol Oil. This transaction has facilitated the meeting of the 25% BEE ownership target in compliance with the
Liquid Fuels Charter. See “Item 4.B – Business overview – Regulations – Empowerment of historically disadvantaged South Africans”.

Principal markets
Liquid fuels marketed
2006
2005
2004
Total liquid fuel sales (million m
3
) 9.61 9.60 9.32
Fuel and bitumen exports (million m
3
) 0.8 0.8 0.7
Natref refinery operational statistics
1
2006
2005
2004
Crude oil processed (million m
3
) 3.09 3.18 3.11
White product yield (% of raw material) 89.3 89.5 90.7
Total product yield (%) 97.1 97.9 99.4
1.
Data based on our 63.64% share in Natref.
Our 63.64% share of Natref’s production represents about 12% of South Africa’s total liquid fuels demand.
In addition, 25% of South Africa’s fuel demand is met from components produced at Sasol Synfuels in Secunda.
Our main wholesale customers in the South African liquid fuels market include Engen, BP, Chevron, Shell and
Total. These companies, amongst others, currently purchase part of their liquid fuels requirements for the South
African market from us through short to long term supply agreements. The process of concluding supply agreements with smaller emerging oil companies is progressing as well.
Raw materials
Natref obtains approximately 55% of its crude oil requirements from the Middle East (of the purchases from the Middle East approximately 12,000 bpd of crude oil is purchased from Naftiran Intertrade Company
Limited of Iran and approximately 20,000 bpd of crude oil is purchased from Saudi Arabia) through crude oil term contracts and the balance at spot prices from West Africa and other sources. Crude oil is landed at Durban and is transferred to the refinery through a 670 kilometer pipeline owned by Petronet, a subsidiary of Transnet, which is a state-owned pipeline company.
Marketing channels
The Natref refinery at Sasolburg and our facilities at Secunda are located in the economic heartland of
South Africa, where an estimated 63% of the country’s white products are consumed. We currently supply approximately 9.1 million m
3
of white products per year to the South African market. Fuel export volumes decreased from 636,033m
3
in 2005 to 269,003m
3
in 2006 owing to planned and unplanned refinery and plant
shutdowns at Sasolburg and Secunda.
Since the expiry of the Main Supply and Blue Pump agreements at the end of December 2003, we have concluded individual supply agreements with the main and emerging oil companies operating in South Africa.
These agreements, differing in duration, cover the supply of liquid fuels, including gasoline, diesel, liquefied petroleum gas, jet fuel and illuminating paraffin. Over the last 12 months we have been able to supply our committed volumes in terms of the supply agreements, albeit under very challenging circumstances. Our supplies from Natref and Synfuels have been interrupted because of plant and/or refinery instability. We were only able to comply with our supply obligations by importing refined petroleum products. Even though Natref and Synfuels have been stable over the last period, it is envisaged that the importation of refined petroleum products will continue because of planned plant shutdowns.
We have an empowerment venture with Namibia Liquid Fuels (Pty) Limited, to supply 50% of Namibia’s white product requirements (about 500,000 m
3
a year) for at least three years as from 1 January 2005.

We have an existing agreement with the government of Lesotho and have entered into a major new supply agreement with the government of Swaziland for the supply of white product requirements. We have secured
11 retail service stations in Lesotho increasing our total market share from 19% to 36% to supplement our commercial market presence in that country.
In the commercial sector, we are targeting four primary business sectors for the marketing and supply of fuels and lubricants: the mining industry, the transport industry, reseller/distributors and government organizations. Our marketing of products, such as our low-sulfur Sasol turbodiesel™, has promoted our sales in both the commercial and retail markets.
In the retail sector we have successfully developed new, or converted existing, service stations, growing from 345 to 376 Sasol Convenience Centers and Exel-branded service stations as at 30 June 2006, in line with our dual-branding approach, which supports two distinctive but complementary marketing strategies.
We retain our competitive advantage in direct sales marketing on a commercial basis in the industrial and related energy markets because of the notably low sulfur content of our fuel oils and special distillate fuels.
We maintain our belief that independent access to the retail and commercial markets has strategic, competitive and growth advantages and we intend to improve our position in the South African fuels market in this respect. The previous restrictions on our direct sales to the South African market have been removed creating opportunities to increase our fuel production and sales through access to the retail and commercial markets. We do, however, envisage that local and national regulatory requirements will delay the approval of sites.
Property, plants and equipment
Natref is a technologically advanced refinery, highly efficient in refining heavy crude oil into gasoline, diesel and other white products. It is South Africa’s only inland crude oil refinery, as the other three crude oil refineries are located along the country’s shores. Its inland location does not allow the refinery easy access to the bunkers fuel market, as is the case for coastal refineries. Therefore, Natref focuses on the production of refined distillate fuels and only produces a small percentage of fuel oil and bitumen. It is designed to upgrade relatively heavy crude oil with a high sulfur content (sour) to yield about 90% white petroleum products. Crude oil selection and degree of upgrade are ultimately dictated by refinery configuration and overall economics. Other products of the refinery include commercial propane, jet fuel, different grades of bitumen and fuel oils.
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
Since December 2003 Total had two opportunities to increase its shareholding in Natref to 50%, the first being the termination of the Main Supply Agreements and the second the proposed transaction between Sasol and
Petronas which was prohibited by the Competition Tribunal. On both occasions Total decided not to exercise its option to increase its shareholding in Natref.
During 2006 we have invested in the Natref refinery to meet new fuel specifications. This project was completed in October 2005. The project objectives to discontinue the addition of lead additive to gasoline and produce diesel that contains less than 500 ppm of sulfur were both achieved within the approved budget of
R531 million. The impact of this has been that Natref’s refining capacity is reduced to 89% of previous capacity.
In addition, new processing units will have to be built to meet the further evolution of South African required fuel specifications (required for the control of exhaust emissions from road-going vehicles in South Africa) by the earliest in 2010 and restore the reduced capacity of the refinery, which will require a substantial investment.

The overall refinery availability amounted to 92% due to a 3.5% unplanned availability. Of the unplanned shutdowns the most significant were outages of the crude distillation unit and a power failure. A major turnaround of the crude distillation unit and catalytic reforming units is planned for the 2007 financial year that will result in net budgeted availability, excluding unplanned downtime to reduce to 94% as opposed to 96% for the 2006 financial year.
Petronet, which transfers synthetic fuel components from Secunda to Natref, in Sasolburg, purported to terminate the agreement to transfer these components with effect from 1 January 2005. After evaluating various technical options, agreement was reached with Petronet to continue with the transfer of synthetic fuel components to Natref. Modifications to the pipeline have now been effected in order to ensure that the transfer of synthetic fuel components can take place whilst allowing Petronet to also use the line for other products.
Sasol Gas
Nature of the operations and its principal activities
Established in 1964, originally as the South African Gas Distribution Corporation Limited (Gascor), Sasol
Gas operates a 2,084 km pipeline network. Sasol Gas is a shareholder in ROMPCO and Spring Lights Gas (Pty)
Limited (Spring Lights Gas). Sasol Gas operates and maintains the 865 km transmission pipeline from the gas fields in Mozambique to Secunda in South Africa on behalf of ROMPCO under a contractual agreement.
The first pipeline was constructed in 1966 to distribute gas produced from coal to approximately
250 industrial customers in the then Witwatersrand area. We expanded our network to more than 800 kilometres of distribution pipelines by 1977. During 1996 we concluded an agreement with Petronet to utilize the Lilly pipeline in order to expand our network to the geographical area of KwaZulu-Natal. Our network has reached
1,350 kilometres of distribution lines after the expansion to the Pretoria geographical area in 1997. Based on the availability of methane-rich gas in Secunda we developed the industrial markets of Secunda, Witbank,
Middelburg and developed the KwaZulu-Natal market down to the Durban South Area.
As part of the Natural Gas Project for the development, production and transportation of natural gas from Mozambique, ROMPCO was established as the owner of the Mozambique to Secunda gas transmission pipeline (MSP).
Initially, ROMPCO was wholly owned by Sasol Gas. Pursuant to the ROMPCO Shareholders’ Agreement
the South African and Mozambican governments nominated shareholders, namely the South African Gas
Development Company (Pty) Limited (iGas) and Companhia de Moçambicana de Gasoduto (CMG) were afforded a deferred option to purchase in aggregate up to 50% of the shareholding in ROMPCO. With effect from 1 July 2005, iGas exercised its option and purchased 25% of the shares in ROMPCO. A profit of R205 million was realized on this transaction. CMG is finalizing its financing arrangements for the exercise of its option to acquire a 25% interest in ROMPCO. CMG submitted a conditional offer to purchase on 26 June 2006, subject to the approvals of the respective financing institutions and the guarantor. These approvals have been obtained subsequent to 30 June 2006. We anticipate this transaction will be finalized before the end of second quarter of 2007. The business risk profile of the particular investment will not be adversely affected as a result of the exercise of the option. On the contrary, the exercise of the option would positively affect the political risk profile of the investment in ROMPCO and
the MSP.
As part of Sasol Gas’ commitment to BEE, Sasol Gas has formed a joint venture company and contributed its business rights to market pipeline gas in the Durban South area to Spring Lights Gas which is now entering its fourth year of successful commercial operations with increased operating profit on the previous year. A BEE company, Coal Energy and Power Resources, holds 51% of the shares and Sasol Gas the balance. During the last quarter of 2006 the shareholders signed an amendment to the existing shareholders agreement to negotiate a new supply agreement to expand the Spring Lights Gas marketing area to the remainder of KwaZulu-Natal.

Since 1996 Sasol Gas has been using Petronet’s Lilly pipeline for the transportation of gas to the KwaZulu-
Natal market. In April 2005 we renewed the gas transportation agreement to continue the use of the pipeline for a duration of 17 years (until 2022), with an option to extend the agreement for a further three years.
Strategy
Sasol Gas follows a growth strategy which it believes will enable us, as part of the “Sasol Pipeline Gas
Value Chain”, to add value to its stakeholders through the marketing of pipeline gas from various gas sources in
Southern Africa as it becomes available.
The medium term goal, “Zero harm when growing from 96 million gigajoules per annum (MGJ/a) to
141 MGJ/a by June 2008”, has been set and internally communicated to ensure alignment in objectives of the original Natural Gas Project aimed to supply 120 MGJ/a natural gas for 25 years with a ramp-up period of four years to June 2008 as well as supply 21 MGJ/a methane-rich gas to the KwaZulu-Natal and Secunda, Witbank and Middelburg markets.
Although the strategy focuses on volume growth, it takes diligent cognizance of safety, profit margin, infrastructure capacity, customer focus and stakeholder relationships.
We play an important role in monetizing Sasol’s natural gas reserves in Mozambique and our growth strategy provides an incentive for further gas exploration by Sasol Petroleum International. Sasol Gas also adds value to methane-rich gas produced by the Synfuels plant in Secunda through the marketing of the gas.
The majority of the volume growth is expected to come from sales to Sasol Synfuels and the external coal alternative market. The latter includes the wider definition of all applications of coal (e.g. power generation and cogeneration) and not only in boilers for steam generation. Growth opportunities in the high value markets, where the energy alternatives include liquefied petroleum gas, fuel oil and other oil products, especially through organic growth from existing customers, are regarded as being equally important.
Targeted geographical expansion is essential to provide access to new markets. It is also expected that for the remainder of the ramp-up to the full 120 MGJ/a natural gas, Sasol Synfuels will utilize additional gas. This increase in the planned gas consumption during the ramp-up period will have a positive impact not only on Sasol
Gas and Sasol Synfuels, but also on the overall economics of the Natural Gas Project.
Due to the nature of the coal alternative markets, it takes longer to penetrate such markets. Signing new customer contracts encompasses the negotiation of long term commitments, gas supply contracts and capital allocations. Large projects, such as co-generation, require significant time to be developed as it is integrated into the customer’s production facility through the supply of electricity and steam utilities.
The long-term strategy is to increase the natural gas market to 240 MGJ/a over the next 15 years. Should further exploration activities in Mozambique by SPI be successful the second phase expansion of the supply infrastructure would enable a total of 240 MGJ/a to supplied to markets in South Africa and Mozambique commencing 2012.
Principal markets
We market methane-rich gas, produced by Sasol Synfuels and natural gas produced from the gas fields in
Mozambique. In the energy market, our marketed gas competes with crude oil-derived products, electricity and coal in various industries, such as ceramics, glass, metal, manufacturing, chemical, food, paper and pulp and a number of other sectors.
The pipeline gas segment in the energy industry in South Africa is still in its infancy. It is expected that the market will grow further as a result of the introduction of natural gas from Mozambique in 2004. The current supply of 106 MGJ/a of pipeline gas has increased from 53 MGJ/a in 2004. Compared to developed countries,
South Africa is a small consumer of natural gas as a percentage of its total energy requirements. This presents us with opportunities to increase sales of environmentally preferred natural gas. Environmental and technological trends together with new environmental legislation are expected to entice customers to convert to gas as a substitute for environmentally less desirable energy sources. During 2006 natural gas volumes sold reached
88 MGJ and methane-rich gas volumes 18 MGJ.
Sasol Gas supplies 49 MGJ/a of gas to 541 industrial and commercial customers in the provinces of
Mpumalanga, Gauteng, KwaZulu-Natal, North-West and the Free State. Besides marketing pipeline gas to these customers, natural gas is also supplied as feedstock to Sasol’s facilities in Sasolburg and Sasol Synfuels in
Secunda.
Raw materials
The natural gas purchased in Mozambique is transported by ROMPCO. Methane-rich gas is purchased from the Sasol Synfuels facility in Secunda pursuant to a gas supply agreement. Sasol Synfuels has been supplying methane-rich gas to us since 1994. We have recently renewed the gas supply agreement which is effective as from 1 July 2006. Methane-rich gas is transported through Petronet’s Lilly pipeline and distributed via our own pipelines to customers in the Kwazulu-Natal area as well as via our own pipelines to customers in the Secunda, Witbank and Middelburg area.
Property, plants and equipment
The Mozambique to Secunda Pipeline The 865 km Mozambique to South Africa natural gas pipeline starts from the natural gas central processing facility at Temane in Mozambique and ends at the pressure protection station in Secunda in South Africa. The instantaneous peak capacity of the pipeline is 136 MGJ/a with an average of 120 MGJ/a.
Inland Distribution Network The Gauteng network is fed from Secunda at a pressure of 4,500 kPa.
The network is operated at a pressure of 3,350 kPa and lower and the capacity of the distribution network is 80 MGJ/a. These pipelines supply the various low pressure distribution areas as well as some customers directly. Where these lines enter the various distribution areas, a pressure reduction station reduces the pressure to 625 kPa.
Secunda, Witbank and Middelburg Distribution Network Sasol Synfuels produce and supply methane-rich gas to Sasol Gas. This is fed into the Secunda-Witbank-Middelburg pipeline to feed the customers and users in
Mpumalanga province. The normal maximum operating pressure for this pipeline is 3,000 kPa. The capacity of this distribution network is 10 MGJ/a.
KwaZulu-Natal Network The same methane-rich gas as supplied to Witbank and Middelburg is compressed and fed into the Petronet transmission pipeline to feed our customers and users in the KwaZulu-Natal Province.
The operating pressure of the pipeline is 5,300 kPa. The maximum operating pressure of the pipeline is 5,900 kPa and the capacity of the network is 20MGJ/a.
Sasol Synfuels International
Nature of operations and principal activities
Based in Johannesburg and formed in 1997, SSI, our technology marketing and support subsidiary, is responsible for developing and implementing international business ventures based on our Fischer-Tropsch synthesis technology. SSI initiates and develops new ventures from project conception through to venture implementation. We expect that, in time, it will participate fully in supporting those ventures and the marketing of their products after commercial start-up.
Working in partnership with Sasol Technology, SSI continues to explore for new opportunities to commercialize Sasol’s competitive Fischer-Tropsch synthesis technology for the beneficiation of coal and other hydrocarbon resources, including biomass.

The Sasol SPD™ process
Exploiting our long and extensive experience in the commercial application of Fischer-Tropsch technology, we have successfully developed a Fischer-Tropsch-based SPD™ process for converting natural gas into high-
quality, environment-friendly diesel and other liquid hydrocarbons. The GTL process consists of three main steps, each of which is commercially proven. These include:
• the Haldor Topsøe reforming technology, which converts natural gas and oxygen into syngas;
• our Slurry Phase Fischer-Tropsch reactor, which converts syngas into hydrocarbons; and
• where possible, the Chevron Isocracking™ technology, which converts hydrocarbons into particular products, mainly diesel, naphtha and LPG.
Currently we believe, based on our knowledge of the industry and publicly available information, that on a worldwide basis we have extensive experience in the application of Fischer-Tropsch technology on a commercial scale, with Shell being the only other company with significant experience in this field. Given the increasing discovery of extensive natural gas reserves, especially in remote regions, our Sasol SPD™ process can be applied with significant commercial and efficiency advantages in various parts of the world. The transportation of fuels in liquid form is easier and cheaper than the transportation of gas. As a consequence, our technology has evoked interest from countries and companies with extensive natural gas reserves as an appealing alternative for exploiting these reserves. In recent years, we have been actively promoting our Sasol SPD™ technology and are examining several projects with a view to commencing commercial application at new GTL plants.
The Sasol SPD™ process converts natural gas into diesel and other liquid hydrocarbons which are generally more environment-friendly and of higher quality and performance compared to the equivalent crude oil-derived products. In view of product specifications gradually becoming more stringent, especially with respect to emissions, we believe that the option of environment-friendly GTL fuels will become more appealing in time. However, the construction of GTL facilities and the production of GTL fuels require significant capital investments, at least during their initial stages, as is usually the case with the application of new technologies.
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
The Sasol Chevron joint venture
In June 1999, SSI and Chevron Corporation, agreed to create a global alliance Sasol Chevron (SC) in order to identify and implement ventures based on the Sasol SPD™ process as part of our strategy to exploit our
Fischer-Tropsch technology and to develop and commercialize the GTL process. We believe that there are considerable synergies between the two companies, which will enable the alliance to accelerate both the implementation of GTL ventures and the development of markets for the new products, to be produced from the ventures that will be established. We finalized and implemented our global joint venture in October 2000.
SC and SSI continue to be involved in exploratory discussions and feasibility studies with some of the world’s gas-rich countries, including Qatar, Nigeria, Algeria and Australia, with the view to develop GTL plants over the next decade.

Increasing cost challenges
Our GTL ventures have not been spared the general challenges experienced by the industry caused by the sharp increase in commodity prices and hence project cost. Because of the fortunate timing of the project award and planning of orders for the major equipment our GTL project in Qatar has experienced only a limited impact on cost. The GTL project in Nigeria has been more exposed, but we are working closely with all stakeholders to deal with these challenges. We believe that these actions will be sufficient to address all known challenges. Both projects are however showing robust economics, partly as a result of the positive impact of higher crude oil prices.
Working closely with Sasol Technology’s Fischer-Tropsch process innovation teams at Sasolburg and
Johannesburg, SSI and SC are involved in an ongoing program aimed at further improving competitiveness by lowering the capital and operating costs of future GTL plants.
We are confident that notwithstanding the cost challenges faced by the industry as a whole our technology package still supports a very competitive GTL value proposition.
The Qatari GTL project
We have formed a joint venture with Qatar Petroleum (QP), Qatar’s state-owned energy company, the Oryx
GTL venture, in respect of the joint development of a 34,000 bpd GTL plant at Ras Laffan Industrial City in
Qatar. We hold 49% in this venture, with QP holding 51%. Since the project commenced in March 2003 a dedicated Sasol management team has been established in Qatar.
In November 2002 we jointly appointed 15 banks as lead arrangers to provide the US$700 million non-
recourse debt financing for the venture. QP and SSI awarded the lump-sum, turnkey engineering, procurement and construction (EPC) contract to the multinational, French-based engineering company, Technip, in December
2002. The EPC contract became effective in March 2003 after finalization of the financing agreements. The EPC contract is being executed from Technip’s operations in Rome. Sasol Technology design engineers and project managers are managing the technology, engineering and project management portfolios for SSI and QP.
Site work for the construction of the Oryx GTL plant began in September 2003. Civil engineering work, including pipe laying, was completed by mid-2005. Most major pieces of long-lead-order equipment, including the two low-temperature Fischer-Tropsch Slurry Phase reactors fabricated in Japan, Haldor Topsøe autothermal reformers, a Chevron Isocracking™ unit and the compressors arrived at Ras Laffan in phases during 2005. The inauguration of the plant took place on 6 June 2006. The commissioning of the plant has been delayed to the second quarter of 2007 following damage during early commissioning to a supporting utility system. Most of the
Oryx GTL diesel will be marketed to customers in Western Europe, where much of this ultra-low-sulfur diesel will most likely be used as blend stock for higher-sulfur diesel derived from conventional oil refining.
In March 2004, SC and QP announced plans to expand the Oryx GTL plant in order to increase its capacity to about 100,000 bpd. In support of these plans, SC and QP signed a memorandum of understanding for the expansion project that would add a further capacity of about 66,000 bpd. This expansion is still under review and will partly depend on the timely availability of natural gas.
Escravos GTL (EGTL)
SC is participating in the development of a 34,000 bpd GTL plant, at Escravos in the Niger Delta region of southern Nigeria. EGTL is a joint venture between the Nigerian National Petroleum Corporation and Chevron
Nigeria Limited, two companies with established petroleum production interests at Escravos. In April 2005 the
EPC contract for this project was awarded to Team JKS. Site preparation was completed and plant construction commenced earlier this year and start-up of the EGTL facility is expected in the 2009 calendar year.

Early-stage investigation of potential GTL projects
QP and SC have agreed to evaluate the opportunity of developing an integrated GTL project, at Ras Laffan,
Qatar, with a capacity of about 130,000 bpd. SC has completed a feasibility study that will be presented to QP for their support.
SC and Chevron Australia completed a joint pre-feasibility study for a GTL facility in Australia. SC is to engage with Chevron Australia to agree on progressing with a feasibility study.
SC has continued with discussions regarding the upstream and downstream aspects of a potential Algerian
GTL project.
Coal beneficiation study for China
SSI and its Chinese partners are reviewing two coal-rich sites: one in Shaanxi Province at a site about
650 kilometers west of Beijing; and another in Ningxia Hui Autonomous Region at a site about 1,000 kilometers west of Beijing. We have already established at Beijing a CTL project office with an initial complement of
10 specialists.
Working in partnership with the National Development Reform Commission of China and two potential joint-venture partners, Shenhua Corporation and Shenhua Ningxia Coal Limited, SSI recently completed the pre-
feasibility studies for these CTL plants. The outcome of these pre-feasibility studies conducted during 2005 and
2006 was favorable.
Agreements were signed at Cape Town in June 2006 for the potential development of two CTL plants in
China. In terms of these agreements, SSI and the Chinese partners will complete feasibility studies for the envisaged development of two CTL plants in China during 2008.
Our comprehensive feasibility studies will be based on CTL plants each with an 80,000 bpd capacity.
Should the investment decision be made to proceed with these projects, the plants could be brought into operation as early as 2012/2013. The estimated capital cost for each plant is currently approximately
US$ 5 billion to US$ 6 billion.
Early-stage investigation of potential CTL projects
SSI has initiated engagement with key stakeholders to evaluate the potential for a CTL project in India.
This has resulted in the decision to open a representative office, likely in Mumbai, with an initial complement of six specialists.
Sasol in association with two large US based energy companies has completed the pre-feasibility studies undertaken in response to the passing of the US Energy Policy Act of 2005, which aims to combat growing energy problems. A decision to progress to a full feasibility study is expected during the first half of 2007 calendar year.
Catalyst facility
To support our plans to globally develop and exploit our GTL technology, Sasol Technology developed a cobalt catalyst for application in the Sasol SPD™ reactor to be utilized in future GTL plants. We entered in to a co-investment agreement with BASF Catalyst during 2002 to manufacture proprietary advanced cobalt catalyst.
The first cobalt catalyst production facility with a current production capacity of 675 Mt per annum was commissioned at De Meern in the Netherlands and has since been producing and stockpiling catalyst for our
Nigerian and Qatari GTL plants. We are currently undertaking engineering studies for the second catalyst plant in the Netherlands.

Sasol Polymers
Our polymer-related activities are managed in two separate entities, Sasol Polymers a division of Sasol
Chemical Industries Limited and Sasol Polymers International Investments (Pty) Limited (Sasol Polymers
International Investments) a subsidiary of the Sasol Investment Company. Sasol Polymers International
Investments manages our offshore operations.
Nature of the operations and its principal activities
In Sasol Polymers we produce ethylene by separating and purifying an ethylene-rich mixture supplied by
Sasol Synfuels and by cracking of ethane. Propylene is produced by depropanizing a propylene-containing
Fischer-Tropsch stream supplied from the Sasol process. The ethylene is polymerized into low density polyethylene (LDPE), linear low density polyethylene (LLDPE) and the propylene into polypropylene. We operate a fully integrated chlor-alkali/polyvinylchloride chain. Ethylene and chlorine, which arises from on-site chlor-alkali plants, are reacted to produce vinyl chloride monomer and then polymerized to polyvinylchloride
(PVC). Caustic soda, hydrochloric acid, soda hypochlorite and calcium chloride are other chlor-alkali products which are produced.
We are a major South African plastics and chemicals operation with a vision of being a world-class producer and supplier of quality monomers, polymers, chlor-alkali chemicals and mining reagents.
Our South African operation was formed from the Polifin group of companies, which was previously a joint venture between Sasol and AECI. In 2000 Sasol purchased AECI’s shareholding. Polifin was divisionalized in Sasol Chemical Industries Limited.
In South Africa Sasol Polymers has five operating businesses:
• Monomers;
• Polypropylene;
• Polyethylene;
• Vinyls; and
• Chemicals.
We have a 60% interest in Peroxide Chemicals (Pty) Limited, a joint venture with Degussa Africa (Pty)
Limited, a manufacturer and supplier of organic peroxide chemicals and a 50% interest in DPI Holdings (Pty)
Limited, a joint venture with Group Five Limited, a manufacturer of PVC pipes and components for the building industry. Our board approved the disposal of interest in DPI Holdings (Pty) Limited to Dawn Limited for a consideration of R51 million. The transaction was approved by the South African Competition Tribunal and became effective during October 2006.
In Sasol Polymers International Investments we manage the following international investments:
• Our 12% shareholding in Optimal Olefins (Malaysia) Sdn. Bhd. (with Petronas of Malaysia and The
Dow Chemical Company of the USA), a manufacturer of ethylene and propylene. Optimal Olefins operates a 600 kilotons per annum (ktpa) ethane/propane cracker.
• Our 40% shareholding in Petlin (Malaysia) Sdn. Bhd. (with Petronas of Malaysia), a manufacturer and supplier of LDPE. A 255 ktpa tubular plant is operated by Petlin (Malaysia).
• Our 50% shareholding in Arya Sasol Polymer Company in Iran with Pars Petrochemical Company, a subsidiary of the National Petrochemical Company, a manufacturer and supplier of ethylene (1,000 ktpa),
LDPE (300 ktpa), and medium and high density polyethylene (300 ktpa). The facilities are under construction and are expected to be ready for operation between April and June 2007.
• A 40% share in Wesco China Limited (with Rhine Park Holdings), a polymer distributor in China and
Taiwan.

Strategy
To direct resources and activity within Sasol Polymers and Sasol Polymers International Investments, we
have two strategic ambitions:
• to lead the sub-Saharan African market with the existing product portfolio; and
• to expand through alliances and thereby to become a bi-regional business operating across the Indian
Ocean Rim.
In addition to the investment in the Petlin and Optimal Olefins plants in Malaysia and the recent enlargement of the PVC/vinyl chloride monomer plants to 200 ktpa, two major expansions in pursuit of these strategic ambitions have been undertaken and are nearing completion:
• in South Africa, Project Turbo is being implemented to upgrade gasoline blend components by Sasol
Synfuels at Secunda. This project will also result in increased ethylene and propylene feedstock and hence expansions of production and purification plants have taken place in Secunda and Sasolburg.
Consumption of the additional ethylene and propylene will be in-house by means of a new tubular reactor LDPE plant of 220 ktpa using ExxonMobil technology at Sasolburg; enlargement of the existing
Univation linear low density polyethylene (LLDPE) plant to 150 ktpa; and a new 300 ktpa Innovene polypropylene plant at Secunda. Except for the polypropylene plant which is still under construction, all other plants have achieved successful start-up and will consume monomers from Sasol Synfuels’ new selective catalytic cracker at Secunda; and
• in Iran a complex comprising 1,000 ktpa of ethylene in an ethane-fed cracker, 300 ktpa of LDPE using
Sabtec technology, and 300 ktpa medium density polyethylene using Basell’s Lupotech G technology are under construction.
Our South African plants will be able to continue to supply the growing needs of the South African polymer markets for the immediate future in terms of PVC and LLDPE and for the medium to long term in terms of LDPE and polypropylene.
Substantial investments in plant and equipment, technologies and skills have been made to achieve a leading domestic market position in all core businesses.
Principal markets
Over the past three years between 83% and 86% of Sasol Polymers’ revenue has been earned from sales into the South African market.
We are the sole polymer producer of PVC, LDPE and LLDPE in South Africa and hold the leading share of these markets. Our main competition is in the form of polymer imports from Asian and Middle Eastern producers. We supply 160 ktpa of ethylene and 100 ktpa of propylene under contract to The Dow Chemical
Company’s plastics operation in Sasolburg, South Africa, by pipeline for the production of HDPE and polypropylene, respectively. We compete directly with The Dow Chemical Company in the polypropylene market, where we hold 50% of the South African market. Caustic soda is sold into the pulp and paper, minerals beneficiation and soap and detergent industries in South Africa. We hold a 40% share of the caustic soda market.
Another merchant supplier, NCP Chlorchem, has a 24% market share, the Mondi Paper Company produces caustic soda for its own use (6% of demand) and a 30% shortfall exists in the South African market which is serviced through imports.
We are the sole local producer of liquid cyanide which is sold to local gold producers. The major user of calcium cyanide for the reworking of goldmine sand deposits ceased operation in March 2005, and the cyanide assets were reconfigured to produce only sodium cyanide. Declining gold production in South Africa is the main cause for reduction in sales of sodium cyanide in the past year.

Currently, we export polymers from our South African operations, 29% is sold into West Africa (Nigeria,
Angola, Ivory Coast, Senegal and the Democratic Republic of Congo); 23% is sold into China; 21% into East
Africa (Tanzania, Uganda and Kenya); 19% into Southern Africa (Zimbabwe, Zambia, Malawi, Mozambique and Swaziland) and 8% into Western Europe with Spain being the largest market. Product from the Petlin plant in Malaysia is sold into Malaysia, India, China, Australia, and New Zealand.
Seasonality
Global polymer demand does not show any marked annual seasonality although higher demand tends to arise in the third quarter as converters stock up for the December holiday period.
The global polymer industry is, however, cyclical in terms of margins given the large capital investment and the size of plants. The duration of a typical cycle is seven years and margins can vary from low trough conditions to extreme peak conditions. During tight supply/demand periods, which usually coincide with increases in economic activity as measured by gross domestic product, margins may increase disproportionately with high peaks. In time margins reduce as investment is stimulated or as demand dissipates. It may happen that too much capacity is installed which results in collapsed margins.
Raw materials
Feedstock for ethylene and propylene in South Africa is purchased from Sasol Synfuels at market-priced fuel-alternative values. The mechanism for determining the fuel-alternative value is based on the Basic Fuel
Price. With the recent volatility in the oil price and refinery margins, our feedstock costs have put severe strain on margins particularly as Far East polymer prices, though high in dollar terms according to historical norms, have not fully responded to the increase in the oil-based costs of production. Salt used in our production process is imported from Namibia and Botswana at US-dollar denominated prices.
Feedstock for Sasol Polymers International Investments’ joint venture cracker in Malaysia (Optimal
Olefins) is purchased from Petronas at a set price, unrelated to oil, that escalates annually in line with US inflation rates. Petlin (Malaysia) buys its ethylene feedstock from Optimal Olefins at market related prices. Arya
Sasol (Sasol Polymers International Investments joint venture in Iran) will buy its feedstock, ethane, from the
Pars Petrochemical Company at a set price, unrelated to the oil price. In times of high oil prices this provides a competitive advantage to the operations in Malaysia and Iran, compared to crude oil based producers.
Marketing channels
Our sales in South Africa are made directly to customers using our own marketing and sales staff. Sales offices are located in Johannesburg, Durban and Cape Town. Account Managers are responsible for management of our relationship with customers. Sales administration staff manage order processing, logistics and payment collections.
For exports, an international trading business was established to sell directly into Southern Africa and through distributors and agents into East and West Africa, the Far East, Europe and South America. No
infrastructure currently exists in the export markets with all administration and logistics arranged from the
Johannesburg office.

Property, plants and equipment
The following table summarizes the installed production capacities of each of our main product areas.
Production capacity
Product
South Africa
Malaysia
1
(ktpa)
(ktpa)
Ethylene 456 72
Propylene 520 11
LDPE (Poly 1) 100
LDPE 220 102
LLDPE 150
Polypropylene 220
Ethylene dichloride 160
Vinyl chloride 205
PVC 200
Chlorine 145
Caustic soda 160
Cyanide 40
Hydrochloric acid 90
Calcium chloride 10
1.
Includes our attributable share of the production capacity of equity accounted investees.
The 100 ktpa autoclave LDPE plant at Sasolburg (Poly 1) will be closed down as part of Project Turbo in which a new 220 ktpa tubular LDPE plant has been built.
Sasol Solvents
Nature of the operations and its principal activities
We manufacture and globally market a range of primarily oxygenated solvents to various industries. These are used in the manufacture of paints, inks, coatings, adhesives, pharmaceuticals, cosmetics, fragrances and other applications. In addition to their solvent applications, a number of these products serve as intermediates for the production of downstream chemicals. We believe that the breadth of our product portfolio is a competitive advantage, compared to more limited portfolios of some of our competitors in the global solvents market.
Strategy
The Solvents strategy (Optimize – Perform – Grow) supports the overall group strategy.
The comonomers business unit which formed part of the Sasol Olefins & Surfactants business was incorporated into Sasol Solvents for reporting purposes as a result of the proposed divestiture of Sasol Olefins &
Surfactants. The alpha-olefin comonomers, 1-pentene, 1-hexene and 1-octene, are manufactured at facilities in
Secunda as an integral part of Sasol’s synfuels process. The proposed divestiture of the Sasol Olefins &
Surfactants business has also led to certain organizational changes. These changes have not had a significant effect on the strategy of our solvents business.
Sasol Dia Acrylates is a joint venture with Mitsubishi Chemical Corporation of Japan. The integrated, four-
plant facility produces acrylic acid used captively for the production of glacial acrylic acid, butyl acrylate and ethyl acrylate from feedstock produced by the group. This facility underscores our commitment to expand our chemical portfolio by adding value to chemical feedstock we produce.
Sasol Huntsman is a joint venture with Huntsman Corporation of the United States. This joint venture operates a 55 ktpa maleic anhydride production facility in Moers, Germany.

Principal markets
In 2006, we sold approximately 1.58 Mt of products worldwide. We manage our global business from offices in Johannesburg, South Africa and Hamburg, Germany. We operate thirteen regional sales offices and seven storage hubs in South Africa, the Asia-Pacific region, the Middle East, the United States and Europe.
Our competition varies depending on the products and includes a number of major international oil and chemical companies. In the market for ketones, our main competitors are ExxonMobil, Shell Chemicals and
Ineos. In the alcohols market, our main competitors are BP Chemicals, Shell Chemicals, The Dow Chemical
Company, Celanese and Equistar. In the market for acetates and acids, our main competitors include Celanese,
Eastman and BP Chemicals.
The comonomers produced by our operations in South Africa are used by third parties in the manufacture of polyethylene plastics, which end up in applications such as shrink-wrap film, woven plastic bags and refuse bags. The main competitors include Ineos, Shell and Chevron.
Marketing channels
We utilize a number of distributors worldwide as an extension of our sales and marketing force to enable increased market penetration for end-use customers.
Property, plants and equipment
Production capacity
Product
Facilities location
Total
1
(ktpa)
Ketones
333
• Acetone
South Africa
175
• MEK
South Africa and Germany
130
• MiBK
South Africa
28
Glycol ethers
80
• Butyl glycol ether
Germany
80
Acetates
60
• n-Propyl acetate
South Africa
10
• Ethyl acetate
South Africa
50
Mixed alcohols
South Africa
181
Pure alcohols
860
• Methanol (C
1
)
South Africa
140
• Ethanol (C
2
)
South Africa and Germany
285
• n-Propanol (C
3
)
South Africa
45
• Isopropanol (C
3
)
Germany
225
• n-Butanol (C
3
)
South Africa
150
• iso-Butanol
South Africa
15
Acrylates
94
• Ethyl acrylate
South Africa
26
• Butyl acrylate
South Africa
60
• Glacial acrylic acid
South Africa
8
Comonomers
275
C5-C8 alpha olefins South Africa 275
Other
South Africa and Germany
28
1.
Consolidated nameplate capacities excluding internal consumption, including our attributable share of the production capacity of equity accounted investees.

Approximately 75% of our production capacity is at sites in South Africa and 25% in Germany. The South
African production facilities are located at Secunda, Germiston and in Sasolburg. The German production facilities are located at Herne, Marl and Moers in the Ruhr area.
Completion of an additional Methyl Iso-butyl Ketone (MiBK) train using improved Sasol technology which will increase capacity by 30 ktpa is planned for the middle of 2008. The estimated expenditure amounts to
R250 million. A number of small de-bottlenecking projects will also be implemented.
A significant portion of our South African product is derived as a co-product of the synfuels process at
Secunda and certain products are synthesized from chemical feedstock. Ethanol, isopropanol and methyl ethyl ketone (MEK) are synthesized from ethylene, propylene and butene, respectively, at the German plants. In South
Africa, butanol and acrylic acid are synthesized from propylene.
Certain of our products result from the downstream conversion of primary chemicals to higher value-added derivatives, including:
• MiBK from acetone;
• ethyl acetate from ethanol;
• propyl acetate from propanol and acetic acid;
• ethyl and butyl acrylates from acrylic acid and the corresponding alcohols; and
• ethylene glycol butyl ethers from butanol and ethylene oxide.
We manufacture comonomers, 1-pentene, 1-hexene and 1-octene, at Secunda, South Africa. Market demand for these products has been strong and, combined with the recent shutdown by a major competitor of a
US production plant, the supply/demand balance is healthy and is expected to remain so for the foreseeable future.
Other activities
Sasol Wax
Nature of the operations and its principal activities
We produce and market wax and wax-related products to commodity and specialty wax markets globally.
We manufacture crude oil-derived paraffin waxes, as well as synthetic waxes produced on the basis of our
Fischer-Tropsch technology. Sasol Wax has its head office in Hamburg and employs 970 people globally.
The overall volume of products marketed by the business amounts to 822 ktpa, of which 27% are products derived from the Fischer-Tropsch process. The main product portfolio includes paraffin waxes, both fully refined and semi-refined, produced and marketed in various grades, as well as Fischer-Tropsch-based synthetic waxes which include the Fischer-Tropsch-derived hard wax, the Fischer-Tropsch-derived medium wax and liquid paraffins in the carbon range C
5
through C
20
. Various specialty blends of waxes are also produced and marketed.
We continue to develop niche markets for higher-value specialty waxes, such as those used by the food, cosmetics, pharmaceutical, construction-board and adhesive industries. Demand for our liquid paraffins for environmentally preferred drilling fluids has been growing in the Gulf of Mexico following the introduction of more stringent US Environmental Protection Agency specifications for drilling fluids and other oilfield chemicals. We produce, as a result, about 106 ktpa of wax emulsion at facilities in Germany, Austria and the
United Kingdom.
Strategy
Our strategy is to beneficiate synthesis gas (South Africa) and slack wax (Hamburg) to create value added products marketed globally. We are a unique and important player in the wax market, having a product portfolio sought after by customers in more than 100 countries.

Principal markets
The division markets its products globally, but its main markets are in Europe and the United States. In both Europe and the United States, approximately 50% of paraffin waxes are sold to candle manufacturing companies and the balance is sold to numerous industries, including rubber and tire, cosmetics, adhesives and surface coatings industries and for use as a drilling fluid. Fischer-Tropsch-derived hard wax production is sold predominantly in the United States and Europe, and also in Asia. Fischer-Tropsch-derived medium waxes and paraffin waxes produced in South Africa are predominantly sold to the candle industry in South Africa.
The overall world market for waxes is estimated at about 3,300 ktpa and our main competitors in the market are the Chinese producers China Oil and Sinopec. In specialty wax markets our main competitor is H and R Wax Company.
Marketing Channels
Marketing is mostly done by own resources in all geographical areas where we operate. Primary marketing areas are the United States and Europe, but we also market our products in Latin and South America, Southern
Africa, the Middle East, North Africa, Asia, and Australia. Distributors and agents are used but operate under direct guidance from our marketing team.
Property, plants and equipment
The main production assets are located in Hamburg, Germany; Sasolburg and Durban, South Africa and
Richmond, California, United States.
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
Our plant in Sasolburg operates Fischer-Tropsch-based technology for the production of synthetic waxes. It used coal-derived syngas as feedstock, which was converted to Mozambican natural gas as from July 2004. We own and operate a wax plant integrated into the Engen refinery in Durban, South Africa. This plant produces wax blends predominantly for the South African and other African candle industries. The production capacity of the South African wax plants amounts to 240 ktpa of Fischer-Tropsch-derived products, of which 70 ktpa are hard waxes, 80 ktpa medium waxes, 30 ktpa waxy oils and 60 ktpa liquid paraffins.
We also operate a major candle factory located in Johannesburg with a capacity of up to 30 ktpa, which represents approximately 40% of the South African candle industry market.
In the United States, our wholly owned subsidiary Sasol Wax Americas, Inc. (formerly Moore and Munger
Inc.), based in Shelton, Connecticut, is engaged predominantly in trading activities, both in Fischer-Tropsch-
derived and paraffin waxes. Sasol Wax Americas, Inc. holds a 50% share in the Lux International Corporation wax business based in Richmond, California. The total product manufactured and traded by Sasol Wax
Americas, Inc. in the United States amounts to approximately 100 ktpa.
Production capacity
Product
Facilities location
Total
(ktpa)
Paraffin wax Germany 300
FT Hard wax South Africa 70
FT Medium wax South Africa 80
Waxy oils South Africa 30
Liquid Paraffins South Africa 60
Semi-refined paraffin wax South Africa 30
Specialty wax blends Germany, United States 80
Wax emulsion Europe 100

Sasol Nitro
Nature of the operations and its principal activities
We manufacture and market ammonia, fertilizers, commercial explosives and related products. The division also markets ammonia, sulfur and specialty gases produced by other entities in the group. All our production activities are located in South Africa. We focus on supplying the Southern African market with selective exports of fertilizers, ammonium nitrate-based explosives and explosives accessories.
Our product portfolio includes:
• ammonia;
• nitric acid;
• ammonium nitrate solution;
• sulfuric acid;
• hydrogen;
• phosphoric acid and phosphate derivatives;
• various grades of fertilizer;
• explosives-grade ammonium nitrate;
• various packaged explosives; and
• explosive accessories – non-electronic initiation systems.
Strategy
Having completed a period of consolidation and exiting from non-core businesses in the past 3 years, the business is now well positioned to achieve growth. In the short-term (1-3 years) growth will be achieved mainly through expansion of our current business. Over the longer-term (3-5 years) growth will be achieved through development of new business. Long-term plans include inter alia, a biodiesel plant and an ammonium sulfate plant.
Principal markets
Approximately half of our total ammonia production is used to produce ammonium nitrate-based fertilizers and explosives. The remaining production is sold mainly to other South African explosives and fertilizer manufacturers with small quantities made available for industrial usage in chemical manufacture and mineral beneficiation.
The Sasol group is the only producer of ammonia in South Africa. Sasol Nitro produces half of this ammonia and is the sole supplier to the market. Approximately 4% of South Africa’s ammonia requirement in
2006 was imported. Omnia and AECI are our two major customers for ammonia and compete in the downstream fertilizer and explosives markets. We have entered into market-related contractual arrangements with these customers.
Marketing channels
The combined impact of a drastic increase in the South African maize surplus at the end of the previous planting season and sustained low prices for maize had a significant negative impact on maize plantings for the
2005/2006 season and thereby also the demand for fertilizers in Southern Africa.

The South African explosives market remains very competitive and prices are amongst the lowest worldwide. Explosive products are supplied mainly to the Southern African market, with exports of explosives grade ammonium nitrate mainly to Australia. Some quantities of cartridged explosives are also exported to other
African countries.
The market for explosive accessories in South Africa is significant with large quantities of detonators required for extensive mining activities. Demand for products from Sasol Dyno Nobel (Pty) Limited, a joint venture, reached record levels, mainly as a result of growth in niche markets. This business is poised for further growth. The acquisition of the remaining 40% of Sasol Dyno Nobel (Pty) Limited for a consideration of US$ 31 million (approximately R213 million) was approved on 30 August 2006.
Property, plants and equipment
Our 330 ktpa ammonia plant in Sasolburg uses natural gas as feedstock. The plant also produces hydrogen that is sold to the oil and metal refining industries in South Africa. We also derive 330 ktpa of ammonia as a by-
product from coal gasification in Secunda.
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
In Phalaborwa, adjacent to the phosphate rock mine of Foskor Limited (Foskor), Sasol Nitro operates a
325 ktpa phosphoric acid plant, of which 100 ktpa capacity has been mothballed since 2004 due to adverse market conditions. Sasol has been toll manufacturing phosphoric acid for Foskor since September 2005 and a longer term tolling deal is awaiting approval from the South African Competition Commission.
Sasol Nitro also manufactures bulk explosives at various mining sites and cartridged explosives in Secunda and Ekandustria.
Sasol has exited the manufacture of electronic initiation systems. A sale of the electronic initiation systems plant in Cape Town to Orica Limited was signed in June 2006.
Production capacity
Product
Facilities location
Total
(ktpa)
Ammonia
1
South Africa 660
Sulfur South Africa 205
Granular and liquid fertilizers South Africa 700
Fertilizers bulk blending South Africa 300
Phosphates
2
South Africa 375
Explosives South Africa 300
1.
Includes volumes produced by Sasol Synfuels.
2.
Includes 100 ktpa mothballed capacity at Phalaborwa.

Sasol Infrachem
Nature of the operations and its principal activities
Sasol Infrachem is the sole supplier of utilities and services to various Sasol businesses units (Sasol
Polymers, Sasol Solvents, Sasol Wax and Sasol Nitro) as well as external businesses in Sasolburg. We operate and maintain the autothermal reformer (ATR) which reforms natural gas into synthesis gas on behalf of Sasol
Gas. Sasol Infrachem is also responsible for managing the group’s corporate affairs related to the Sasolburg and
Free State regions.
From July 2005 we converted from coal gasification to natural gas reforming at Sasolburg. The environmental benefits of converting from coal to natural gas are being realized through a substantial reduction in emissions to air (including hydrogen sulfide, carbon dioxide, NOx and volatile organic compounds).
Strategy
Our vision is to see all businesses prosper in Sasolburg. Our competent and committed people provide a pace-setter platform for gas, utilities and site support services.
Our strategic ambition is to ensure a competitive advantage through reliable supply, cost competitiveness, specialized knowledge and expertise in services, infrastructure and utilities.
Property, plants and equipment
Production capacity
Product
Facilities location
Total
Steam South Africa 2 000 tph
Electricity South Africa 176 MWh
Water South Africa 100 Ml/day
Merisol
Nature of the operations and its principal activities
Merisol is a joint venture company formed in 1997 by the merger of Sasol Phenolics with the phenolics activities of Merichem Company, based in Houston, Texas. The joint venture partners each own 50% of Merisol.
Merisol has a strong presence in the global market for natural phenolics and cresylics with manufacturing facilities in Houston, Sasolburg and Oil City, Pennsylvania. Merisol has an interest in the production of synthetic meta, para-cresol through a 50:50 manufacturing joint venture with Sumitomo Chemicals. Merisol also has a
20:80 venture (Merisol holding 20%) with Chang Chun of Taiwan for the production in Sasolburg of ortho-
cresol novolac, a precursor to high-performance epoxy resins used for encapsulating memory and processor chips. Merisol is the supplier of ortho-cresol feedstock to this plant.
Natural phenolics are products related to phenol, which are derived as by-products of coal gasification, coal carbonization and certain petroleum refining processes and are recovered for purification and separation. Merisol manufactures the pure products, phenol, ortho-cresol, meta-cresol and para-cresol, and a diverse range of blended products, consisting of mixtures of phenol, cresols, xylenols and other phenol derivatives. These blends are known collectively as cresylic acids. Both the Sasolburg and Houston plants produce phenol- and ortho-
cresol and cresylic acids. The Houston plant uses proprietary separation technologies to produce high-purity meta, para-cresol and pure meta-cresol and para-cresol, making Merisol one of the few producers of these products in the world.

Principal markets
Merisol markets its products worldwide through sales offices in the United Kingdom, Hong Kong, the
United States and South Africa. Markets are served from product inventories held in Rotterdam, for the
European market, in Houston, for the US market and in Taiwan and Sasolburg for most other markets.
The pure products, phenol, ortho-cresol, meta-cresol and para-cresol, are sold in competition with synthetically produced equivalents. Merisol is relatively small in the global phenol market, but strong in the
South African market and in selected niche markets elsewhere.
Merisol supplies major shares of the cresol and cresylic acids global markets for:
• ortho-cresol, where the main competitors include General Electric, Lanxess, Nippon Steel Chemicals,
Rütgers Chemicals and Deza;
• meta-cresol, where the main competitors include Lanxess, Honshu Chemical and Sumitomo Chemicals;
• para-cresol, where the main competitors include Degussa, Konan Chemical, Atul Chemicals and various
Chinese producers;
• high purity meta, para-cresol, where the main competitors include Mitsui Chemicals, Lanxess and
Sumitomo Chemicals; and
• wire enamel solvents where the main competitors are Rütgers-Chemicals, Deza, C-Chem and Mitsui
Chemicals.
Merisol derives about 80% of its turnover from the North and South America, Europe and Far East markets and the balance from other regions.
Property, plants and equipment
Merisol’s Sasolburg plant uses feedstock from our coal gasification activities at Secunda. Merisol completed the first and major part of its R400 million project to expand and improve feedstock recovery and processing operations. This part of the investment includes a new Sasolburg plant to extract and refine additional volumes of Secunda tar acids, to enable Merisol to grow with future market demand and compensate for the decrease of other feedstock globally. These additional volumes are further processed at the Houston plant.
Following the successful completion of the new Sasolburg plant, the Houston operations are now in the final stage of being rationalized and streamlined to reduce costs.
Merisol owns a butylation plant at Oil City, Pennsylvania, producing di-butyl para-cresol and meta-cresol from meta, para-cresol and pure para-cresol feedstock made by Merisol at its Houston plant.
Production capacity
Product
Facilities location
Total
(ktpa)
Phenol South Africa, United States 45
Ortho-cresol South Africa, United States 15
Meta-cresol and para-cresol United States 16
Pure meta,para-cresol United States 30
Cresylic acids and xylenols South Africa, United States 28
High-boiling tar acids United States 4
Butylated products United States 13

Sasol Petroleum International
Nature of the operations and its principal activities
Mozambique
Our natural gas extraction and processing activities on the Temane reservoir have been fully operational since the first quarter of calendar year 2004. Current gas production levels (at 75% of the design capacity) are very much in line with original expectations at the time of project approval.
The development of the Pande reservoir, with associated trunk and gathering lines to the gas processing plant has been initiated, and is scheduled for completion by the end of the 2007 calendar year. This is the second stage of development of the business and will bring gas production to 100% of design capacity.
Whilst the Mozambican government has been a 30% partner in the gas field development since inception, they have now also acquired an interest in the gas processing plant. With effect from 1 April 2006, the effective ownership structure of the current business in Mozambique is 70% Sasol Petroleum Temane Limitada (SPT),
25% Companhia Moçambicana de Hidrocarbonetos, SARL (CMH) and 5% International Finance Corporation.
Sufficient additional gas reserves exist in the Temane and Pande reservoir areas to support a 50% expansion of the capacity of the current Mozambican business.
Onshore exploration activities continue, with some 1,000 km
2
of seismic surveys having been completed
during 2005, and good progress having been made with the environmental impact assessment that is required to allow seismic surveys to be conducted in the Offshore Block 16/19 area during 2007. These exploration activities are aimed at further expansion of gas reserves in support of market opportunities that have been identified, both in South Africa and in Mozambique.
Gabon
In Gabon, we hold a 27.75% interest in the Etame marine block with the operator, Vaalco Gabon (Etame)
Inc. (28.07%) and other members of the consortium. Exploration efforts resulted in the discovery of the Etame oil field in 1998. The field went on stream in 2002 at an average rate of 15,000 bpd. During 2006, the field produced oil, at an average rate of 18,500 bpd. The last development well, Etame-6-Horizontal, came on stream in July 2005. The field is currently producing from one vertical and three horizontal wells.
During the year, the Gabonese Government approved development plans for the Avouma field and agreed that the Ebouri field was commercially viable. Both discoveries were made in the previous year. The Avouma field is currently under development with the first oil expected to be produced by the end of the 2006 calendar year. It will be tied back to the Floating Production Storage and Off-take (FPSO) vessel on the Etame field. This will contribute significantly to the flow of oil from the block. The development plans of the Ebouri field are nearly completed and will be submitted to the Gabonese government for approval during 2007. The field is expected to be on stream by the end of the 2007 calendar year. The Gabonese government also approved a three year extension of the exploration rights covering the acreage that is not yet producing. A large three dimensional seismic survey will obtain a better understanding of a large structural closure.
In the Dussafu marine block offshore Gabon, we hold a 50% interest and are the operator. Our partners,
Premier Oil BV and Perenco s.a., hold 25% each.
In 2004 a dry hole was drilled but prospectivity remains on the block. Three dimensional seismic data on the block was acquired during the year and will be incorporated into existing information with the aim to define a location to drill a second exploration well. We are still deciding whether to enter the next exploration phase.

Equatorial Guinea
In Equatorial Guinea, we currently hold a 10% interest in Block L with Chevron (45%), Amerada Hess
(25%), and Tullow Oil (20%). We secured a farm-out agreement with Petrobras which when fully ratified by all partners will reduce our interest to 5%. The Banyan L-2 well was drilled in 2006 and was a dry hole. The partners are currently considering the remaining prospectivity of the block prior to the end of the current exploration period in October 2006. This block carries no outstanding obligations in the current exploration phase.
Nigeria
Through our relationship with Chevron we have gained entry into some highly prospective exploration acreage in Nigeria. We have been offered a 5% interest in the OPL 214 permit. The farm-in has received all of the necessary approvals and is currently being finalized. A successful exploration well was drilled in 2005 and follow up drilling is being planned. We currently hold a 3.75% interest, after all approvals were received in June
2005, in the OPL 249 permit. The license includes part of the Bonga-SW/Aparo field on which a development plan has been presented to the government for consideration. Appraisal drilling was completed on the N’siko discovery and the development plan is in preparation. We have accepted a 6% interest in the OPL 247 permit.
The farm-in has received all of the necessary approvals but still awaits Nigerian governmental ratification.
A further opportunity to take up a 5.1% interest in Block 1 of the Nigeria/Sao Tome Principe joint development zone has been accepted and government approval has been received. The partners are concluding internal agreements to make this entry effective.
South Africa
We are a 10% partner in a prospecting sub-lease agreement, in Block 3A/4A, offshore of South Africa’s
West Coast. During the year, and as provided for in the 2005 farm-out agreement between Sasol and
BHP Billiton, operatorship of the block was transferred to BHP Billiton upon commencement of the second exploration period. BHP Billiton also concluded a farm-out agreement for a 30% participating interest with the
South African State Oil Company, PetroSA. Reprocessing of three dimensional seismic data has been completed by BHP Billiton.
Our strategy
Our strategic focus is on finding, developing and operating gas and oil opportunities. We continue to be a gas feedstock supplier to the group’s South African businesses and the gas markets. We are aligning ourselves to be a gas feedstock supplier to the group’s international GTL opportunities. In addition, we are striving to become the centre of excellence within the group for enhanced oil and gas recovery uses for carbon dioxide.
Principal markets
Mozambique
Other than royalty gas provided to the Mozambican government, all gas produced is exported to South
Africa. The Mozambican government is dedicating royalty gas for use in the vicinity of the processing plant in
Temane as well as developing the gas market in the capital city, Maputo. The natural gas condensate produced in the gas processing plant is currently exported via the port of Maputo to the Western European market, where it is used as a fuel blend stock.
Gabon
Oil production from operations is sold on the open market.

Equatorial Guinea and Nigeria
There is currently no production as the projects are in the exploration, appraisal or early development stages. Oil production from their future operations will be sold on the open market.
Marketing channels
Mozambique
In the ongoing business, all natural gas is sold on a long-term sales contract to Sasol Gas, for marketing in the South African market. In the future it is foreseen that we will enter into a long-term sales agreement with a single Mozambican entity that will purchase some of the additional gas volume that will become available from the proposed expansion of the current operations for use in Mozambique.
Natural gas condensate has, up to now, been marketed in the international spot market by Sasol Oil. In the future, it is foreseen that Sasol Petroleum Temane will enter into a long-term condensate sales agreement with an international commodity trading organization.
Gabon
An annual sales contract is typically entered into based on a competitive bidding process and prices are linked to international prices at time of sale.
Property, plants and equipment
Mozambique
Our gas processing facilities in Mozambique are located some 700 km north of the capital, Maputo.
Ownership is shared with the Mozambican government through CMH (25%) and the International Finance
Corporation (5%).
Gabon
The production occurs through a dedicated FPSO vessel. This is moored offshore at the site of the field.
Sasol Technology
Nature of the operations and its principal activities
Sasol Technology acts as the technology partner to all the business units through launching and helping to sustain the Sasol growth initiatives. Sasol Technology aims to provide functionally driven support across geographic boundaries through its research and development, new business development, engineering and project management and plant technical support.
Strategy
The strategy for Sasol Technology is based on four pillars:
• to direct Sasol’s technology future;
• to position and structure Sasol Technology for short, medium and long-term performance and delivery;
• to ensure a sustainable execution capacity to deliver on business ventures; and
• to ensure meaningful work for the people allowing them and the company to excel and grow.

Sasol Technology, as the technology partner in the group, is fully committed to the growth objectives by working together with the business units and taking responsibility for the long-term research and development of technology improvements as well as developing new technologies. Through engineering and project execution activities Sasol Technology demonstrates its commitment to the delivery of functional plants to our business partners for their operation. Technical support works on an integrated basis with the business units’ operations personnel to improve the profitability throughout the group.
The constraints that Sasol Technology experiences are related to available resources and capacity. These constraints are manageable at this stage but are foreseen to become more problematic over the following years.
Strategic plans are being developed to address these issues.
Research and development
The central research and development division in Sasolburg, South Africa employs over 500 people who focus on fundamental research, while the decentralized divisions focus on product applications. A phased expansion and modernization program of the Sasolburg research facility was implemented with the aim to:
• enhance infrastructure through enabling the installation of new pilot-plants to expand operational efficiency and flexibility;
• allow the relocation, upgrading and full integration of existing pilot plants;
• install modern process control systems; and
• improve the information generated.
This program was initiated after the completion of a comprehensive exercise to benchmark the structure, equipment and performance of the research and development facilities against those of other international organizations. The enhanced facilities will allow the opportunity to commercialize new and improved petrochemical processes more effectively.
The central research function has a full suite of state-of-the-art pilot plants to support both current and the development of future technologies.
Research activities are also conducted through external alliances and research collaborations with over
100 research institutions, consortia and universities worldwide. In addition, strong emphasis is placed on training; as a result of this at least 20 of the employees from South Africa are at any given time studying abroad in a continuing effort to ensure top level in-house research competency.
Fundamental research activities
Noteworthy Sasol technology research and development successes over the past decade include the development of the Slurry Phase and Advanced Synthol reactors, the development of the proprietary cobalt catalyst, the low temperature Fischer-Tropsch process, recarburized carbon, ethylene tetramerization and the
1-heptene to 1-octene conversion process.
A significant part of the research focuses on supporting the CTL and GTL technologies and associated products. This includes research on coal gasification and gasification products, syngas conversion through the application of Fischer-Tropsch synthesis and research relating to adding value to Fischer-Tropsch-derived products. Catalysis research includes the development of both iron- and cobalt-based proprietary Fischer-
Tropsch catalysts. Sasol Technology has progressed in developing the second generation of the integrated Sasol
SPD™ process to convert natural gas into a clean-burning synthetic fraction of diesel and other premium-grade products. In time, we plan to integrate some of the experience gained from operating the Nigerian and Qatari
GTL plants into the new-generation Sasol SPD™ process. Sasol Technology is also investigating chemical expansion opportunities based on GTL plants. In particular, the fuel products of the GTL plants can be diverted towards the production of chemicals. As was the case with chemical production at Secunda, unique beneficiation technologies are being developed.

The wide range of products in our product portfolio requires extensive research on product work-up and beneficiation, including separation and purification processes and new product development. Among other carbon-based products and cresylic acids require adaptation of technology to meet product needs. Research has been carried out on cresylic acids, another gasification by-product, on behalf of the Sasol joint venture with
Merisol, relating to purification of various associated products and adding value to certain feed streams.
Over the years, a strong competency has been developed in purification in order to extract high value alpha olefins from Fischer-Tropsch products. This has helped to successfully develop purification processes for
1-pentene, 1-hexene, 1-heptene and 1-octene products, which allow the application of these products as comonomers in polymers. Ongoing studies include those dedicated to the commercial viability of exploiting metathesis and other processes to convert odd-number alpha olefins (such as 1-pentene and 1-heptene) into even-
numbered counterparts (such as 1-hexene and 1-octene), which are in far greater demand. Sasol Technology is also focused on improving hydroformylation as an alternative process for producing specialty alcohols from olefins. Sasol Technology has also been successful at increasing the purities of hexene and octene comonomers to enable their optimal application with new-generation polyolefin catalyst systems. In order to benefit from the projected demand growth in global markets for 1-hexene and 1-octene, we are investigating various potential production routes, including ethylene trimerization and ethylene tetramerization.
Research is also focused on the reduction of the Sasol operations’ environmental footprint which includes water treatment and purification. In this regard, special attention is given to water utilization, given the location of some of the current and future plants in semi-arid areas. An integrated approach is being followed toward optimization of current processes focusing, among others, on energy efficiency, emissions and water utilization.
End of pipe solutions include technology such as microbial treatment processes and desalination technology, which has already been tested and implemented.
Continued focus is on identification and implementation of new technologies, to help reduce production cost. This includes research focusing on the application of catalytic distillation in various new and existing processes.
Renewable and alternative fuels are fast becoming important for future competitive strategies. Sasol
Technology is investigating biodiesel and fuel cells. We are experimenting with the formulation and performance of biodiesels derived from soya beans as well as from Fischer-Tropsch applied on biomass derived syngas. We expect that Sasol will be able to produce high-quality biodiesels based on renewable resources for potential use as a future fuel blend stock.
We have implemented techniques such as computational chemistry and will embark on using combinatorial chemistry during 2006, on a smaller scale, in order to improve productivity and speed up technology development efforts.
Front end engineering and technology management
All front end engineering and technology integration and management is performed by specialist Sasol
Technology teams taking the ideas from our research and development teams and engineering them into a commercial proposition for exploitation by the group.
The conceptual and basic design, engineering management and plant commissioning of projects is undertaken on a integrated basis with the business unit leveraging with external technology suppliers and contractors.
Project execution and engineering
Sasol Technology is responsible for the project engineering and project management of the major capital projects in the group. The involvement is currently focussed in South Africa as well as Qatar for the execution and handover of the plants. Delivery of smaller projects and shutdowns are also undertaken.

African Amines
African Amines is a 50:50 joint venture of Sasol and Air Products. It manufactures, purchases and sells alkylamines, principally for use in explosives, water-treatment chemicals and agricultural chemicals. Its products range includes:
• mono-methylamine;
• di-methylamine;
• mono-ethylamine; and
• iso-propylamine.
African Amines has production facilities in Newcastle, Kwa-Zulu Natal, in South Africa. This location makes African Amines an efficient and cost-effective supplier to markets in Australasia, South America, the
Asia-Pacific region and the Indian subcontinent. African Amines tends to be less competitive in the main ports of
Europe and the United States due to the density of local producers serving those markets.
Discontinued operations
Sasol Olefins & Surfactants
We announced our intention to consider the divestiture of the Sasol Olefins & Surfactants business subject to fair value being received. Substantial work was undertaken since the announcement to prepare the business for sale including:
• issuance of the Information Memorandum on 22 May 2006 to interested parties inviting them to participate in the auction process to acquire the business;
• completion of vendor due diligence regarding finance and tax, safety, health and environmental, human resources and market/industry considerations; and
• evaluation of indicative bids received on 16 June 2006 and inviting certain interested parties to participate in the next round of bidding.
All of this work was substantially completed by 30 June 2006.
The income statement has been restated for all periods to exclude Sasol Olefins & Surfactants from continuing operations and report these results as a single line item. In the 2006 balance sheet the assets and liabilities of Sasol Olefins & Surfactants have been classified as held for sale.
Nature of the operations and its principal activities
Sasol Olefins & Surfactants comprises four business units:
• Alkylates and surfactants;
• Alcohols and surfactants;
• Inorganic specialties; and
• Monomers.
Alkylates and surfactants
The main products of the business unit are paraffins, olefins (including poly-internal olefins), linear alkylbenzene (LAB) and their surfactant derivatives such as paraffin sulfonate and linear alkylbenzene sulfonate
(LAS). LAB is the feedstock for the manufacture of LAS, an essential surfactant ingredient for the detergents industry. Paraffins (n-paraffins) and n-olefins are produced mainly as feedstock for the production of LAB and oxo-alcohols. A portion of this business unit’s products are used internally for the production of downstream surfactants.

Alcohols and surfactants
The business unit produces a diversified portfolio of linear and semi-linear alcohols of carbon range between C
6
and C
22+
. Nonionic and anionic surfactants enhance the product portfolio, as well as some surfactant intermediates such as ethylene oxide, alkyl phenols and alkanolamines. The diversity of this product portfolio is supported by the wide range of raw materials (petrochemical, oleochemical and coal-based), technologies and manufacturing facilities used. A portion of the alcohols production is consumed internally to produce surfactants and specialty plasticizers.
Inorganic specialties
This business unit produces mainly alumina products both as co-products from the Ziegler units (together with alcohol) as well as in dedicated production units. The alumina is upgraded by means of a variety of technical processes to adapt the product characteristics, in some cases to highly specialized products. This business unit also produces zeolites in a production facility in Italy.
Monomers
The business unit produces ethylene in the United States at our ethane-based cracker in Lake Charles,
Louisiana.
Strategy
Our strategy has been to extract the maximum value from vertical value chain integration, and horizontal integration by being present in both the major value chains in surfactant manufacture and technical and site integration benefits from the three major producing countries, Germany, Italy and the United States. Furthermore the business has fostered strong relationships with customers and has leveraged this to provide additional value chain benefits by developing and supplying differentiated and specialty products. A challenge for the business has remained the increasing and fluctuating raw material/feedstock pricing associated with crude oil and energy prices.
Principal markets
The bulk of the production from the alkylates and surfactants business unit would end up as surfactants, either produced internally or by other parties having acquired the intermediates from us. The bulk of these surfactants in turn end in detergents or industrial or institutional cleaning products. The main competitors include: ExxonMobil, Shell and Petresa in n-paraffins; Huntsman, Petresa and ISU in the LAB market; and
Stepan, Huntsman and Cognis in the LAS market.
Although a substantial portion of the alcohols and surfactants business unit products also end up in detergents and industrial and institutional products, these products also find wide application in industries such as metalworking, flavors and fragrances, personal care, cosmetics, plastic additives, textiles and agriculture. The main competitors include Shell and Cognis.
Aluminas from the inorganic specialties business unit are used in a broad range of applications, including catalyst support, raw material for ceramics, coatings and polymer additives. Competitors on aluminas include
Akzo Filtrol and BASF Catalyst. Zeolites are used as softening components in detergents. There are numerous competitors in zeolites.
Ethylene is sold to plastic manufacturers in the US Gulf Coast region and is used internally to manufacture alcohols. There are numerous competitors in the United States ethylene market.

Seasonality
There is very little seasonality associated with our products or the markets in which they participate.
Cyclicality of this business is more related to the general chemical investment cycle, which impacts the supply side of the market equation. Many of the markets that we serve typically follow global and regional gross domestic product and are therefore impacted more by macro-economic factors.
Raw materials
The main raw materials and feedstocks used in this business are kerosene, benzene, ethane, ethylene and aluminum (all purchased externally). The price of most of these materials are related to crude oil and energy pricing and the prices would follow the crude oil and energy pricing reasonably closely. Over the past 4 years these crude oil and energy prices have been increasing steeply and have been quite volatile.
Marketing channels
Over 90% of the products produced by Sasol Olefins & Surfactants are sold directly to end-use customers by our sales and marketing personnel. A limited number of distributors are used and are primarily centered in
Europe. Approximately 60% of the total sales by Sasol Olefins & Surfactants are conducted under annual and in some cases multi-year contracts.
Property, plants and equipment
The following table summarizes the production capacity for each of our main product areas.
Production capacity
Product
Facilities location
Total
(ktpa)
Ethylene United States 455
C
6+
alcohol United States, Europe, South Africa 625
Inorganics United States, Europe 170
Paraffins and olefins United States, Europe 990
LAB United States, Europe 550
Surfactants United States, Europe, Far East, Middle East 1,000

Legal proceedings and other contingencies
Litigation in respect of continuing operations
Fly Ash Plant Sasol Synfuels is in legal proceedings with regard to the operation of a plant in Secunda.
Ashcor has claimed damages of R313 million relating to its inability to develop its business and a projected loss of future cash flows. We believe the prospect of future loss is reasonably possible with the loss unlikely to exceed R10 million.
Nationwide Poles The South African Competition Commission received a complaint against Sasol Oil
(Carbo-Tar division) in April 2003. The complaint was referred by the plaintiff to the South African Competition
Tribunal. The Competition Tribunal found against Sasol that during the period of the complaint Sasol was a dominant firm whose conduct met the test required in establishing prohibited price discrimination. The company filed a notice of appeal and the appeal was heard by the Competition Appeal Court during September 2005.
Likelihood of loss is remote as the Competition Appeal Court found in favor of Sasol.
Nutri-Flo Nutri-Flo filed a complaint in 2002 alleging that Sasol Nitro was engaged in price discrimination, excessive pricing and exclusionary pricing. In November 2003, Nutri-Flo made an urgent application to the Competition Tribunal to obtain an interdict preventing Sasol from implementing a new price list. In this application Nutri-Flo again filed a complaint on grounds similar to those specified above. In addition it was alleged that Sasol, Kynoch and Omnia are acting as a cartel in fixing prices in the fertilizer industry.
Nutri-Flo subsequently withdrew its application. However, the South African Competition Commission has
investigated the complaint and in May 2005, referred the matter to the Competition Tribunal, alleging findings of price fixing, prevention/lessening of competition, abuse of dominance and exclusionary conduct. The
Competition Commission requested the Competition Tribunal to impose the maximum administrative penalty in terms of the South African Competition Act. Sasol took the matter on review to the South African Competition
Appeal Court. The court ruled against Sasol in April 2006 and the matter must consequently be heard by the
Competition Tribunal. Sasol has filed an exception to the referral of the complaint to the Competition Tribunal on the basis that it is vague and does not disclose a clear contravention of the Competition Act. On the basis of the pleadings in their current form, we believe the likelihood of a finding of unlawful conduct is remote. In the event that the Competition Commission amends the referral, our current assessment may require review. For this reason, it is currently not possible to make an estimate of the contingent liability (whether arising out of penalties that may be imposed by the Competition Tribunal or civil lawsuits that may arise in the event of a finding of unlawful conduct).
Sasol Wax On 28 and 29 April 2005 the European Commission conducted an investigation at the offices of
Sasol Wax International AG and its subsidiary Sasol Wax GmbH, both located in Hamburg, Germany. A parallel investigation is being conducted by the US Department of Justice. On 28 April 2005 Sasol Wax Americas Inc.
received a subpoena for information from the United States District Court regarding its wax sales activities. The investigations in the US and the European Union arise from alleged anticompetitive behavior among industry members in the paraffin wax industry. Sasol Wax is co-operating with the competition authorities in the US and in the European Union in order to clarify this issue. At this point of the investigation it is not possible to assess the financial implications or inherent risk. A reliable estimate of the amount of the possible penalty cannot be made, since the determination thereof is at the sole discretion of the antitrust authorities.
Profert Profert filed a complaint against Sasol in August 2004 alleging that Sasol Nitro refused to supply
Profert, that discriminatory pricing towards Profert in sales of LAN was committed and that Sasol is engaged in exclusionary conduct to exclude Profert from the fertilizer market. In May 2006, the South African Competition
Commission referred the complaint to the South African Competition Tribunal alleging that Sasol, AECI and
Kynoch have entered into agreements dividing the LAN market in order to make Sasol the exclusive supplier, that Sasol is engaged in conduct that favors Kynoch in supply arrangements to the exclusion of other suppliers, and that Sasol is committing discriminatory pricing against Profert. The Competition Commission requested the
Competition Tribunal to impose the maximum administrative penalty in terms of the South African Competition
Act. Sasol filed a reply to the referral of the complaint on 4 August 2006. The Competition Commission has not

yet replied to Sasol’s submission. Preparations for the hearing are proceeding. On the basis of the pleadings in their current form, we believe the likelihood of the Competition Tribunal imposing a penalty is remote. In the event that the Competition Commission amends its referral, our current assessment may require review. For this reason, it is currently not possible to make an estimate of the contingent liability (whether arising out of penalties that may be imposed by the Competition Tribunal or civil lawsuits that may arise in the event of a finding of unlawful conduct).
Sale of Phosphoric Acid production assets In June 2004, Foskor increased its phosphate rock price to such an extent that Sasol indicated that it would shut down the operations in Phalaborwa. Sasol and Foskor then entered into an agreement in terms of which Foskor would purchase the Phalaborwa plant. For the period that this intended sale was under assessment by the regulatory authorities, the parties entered into an agreement that
Foskor would supply phosphate rock at its cost and Sasol would toll manufacture phosphoric acid for Foskor.
The toll manufacturing agreement commenced on 1 September 2005. In October 2005, the South African
Competition Commission issued a recommendation that the proposed merger be prohibited and referred the matter to the South African Competition Tribunal. The parties abandoned the merger in June 2006 and notified the Competition Commission that they intend to enter into a new toll manufacturing agreement for a period of
4 years. The Competition Commission has not expressed any view on whether the intended transaction would amount to a merger or not. The parties intend to finalize the terms of a new toll manufacturing agreement and to notify the Competition Commission of the provisions of such agreement. Views that may be expressed by the
Competition Commission will be taken into consideration prior to implementation of the new agreement.
The Competition Commission is also investigating whether the current toll manufacturing agreement (that commenced in September 2005) amounts to pre-implementation of a merger without the required approval by the Competition Tribunal and/or if there were any other unlawful agreements between Foskor and Sasol relating to the proposed sale of the phosphoric acid assets. If the matter is ultimately referred to the Competition
Tribunal and the parties are found to have implemented a merger without the necessary Tribunal approval, the parties could be faced with penalties of up to 10% of the turnover of their relevant businesses. We believe the likelihood of the finding of unlawful conduct to be remote. In the event that the Competition Commission refers the matter to the Tribunal, our current assessment may require review. For this reason, it is currently not possible to make an estimate of the contingent liability.
Other From time to time Sasol companies are involved in other litigation and administrative proceedings in the normal course of business. Although the outcome of these proceedings and claims cannot be predicted with certainty, the company does not believe that the outcome of any of these cases would have a material effect on the group’s financial results.
Litigation in respect of discontinued operations
The EDC pipeline litigation Sasol North America (Sasol NA) has numerous separate pending cases which originated as a result of a 1994 rupture of the ConocoPhillips ethylene dichloride (EDC) pipeline connecting
Conoco’s dock to Sasol NA’s vinyl chloride monomer plant in the United States. Plaintiffs are seeking compensatory and punitive damages as a result of alleged exposure to EDC. As of 30 June 2006 there is a class action and 13 lawsuits pending, brought by approximately 500 plaintiffs. Plaintiffs allege various personal injuries resulting from exposure to EDC while employed as contractors of ConocoPhillips to clean up the EDC or to perform other projects on the ConocoPhillips refinery where the rupture occurred. The plaintiffs seek recovery of unspecified compensatory and punitive damages. Sasol NA has successfully obtained substantial insurance cover for costs to be incurred in connection with this litigation. Previous settlements for approximately
US$10 million of which Sasol NA’s share was US$3 million were made in 2003. While the cases are being vigorously defended the likelihood of financial loss in the future is probable. The loss is unlikely to exceed the amount of US$3 million for previously settled cases.
Under the Asset and Share Purchase agreement with RWE-DEA AG for the acquisition of Condea, the costs in respect of the EDC pipeline cases are reimbursable by RWE-DEA AG less insurance and tax benefits.

Sulfur dioxide litigation During January 2003 Sasol NA and ConocoPhillips refinery released a quantity of sulfur dioxide into the environment as a result of a power outage in the ConocoPhillips Lake Charles refinery.
Lawsuits were filed against ConocoPhillips and Sasol NA has since been added as a defendant. At 30 June 2006 more than 600 lawsuits had been filed on behalf of more than 20,000 plaintiffs. ConocoPhillips and Sasol NA jointly defended the lawsuits and Sasol NA’s liability for defense and settlement costs has been limited by agreement. Sasol NA has paid the “cap” as per the agreement and therefore we believe the prospect of future loss in this matter is remote, with no future loss expected.
Yellow Rock litigation In July 2005 Sasol NA received notice of a suit filed by Yellow Rock LLC alleging over US$1 million in damages and seeking an injunction that would require Sasol NA to remove its ethylene from Salt Storage Dome 1-A in Sulfur, Louisiana near the Lake Charles Chemical Complex. The suit alleges that in 2004 the Dome 1-A was leaking ethylene and caused the “blow out” of an oil and gas exploration well being drilled by Yellow Rock. An integrity assessment of the well performed by an independent consultant in early 2005 concluded that the Dome 1-A was not leaking. While these results were conveyed to Yellow Rock and were approved by the Louisiana Department of Natural Resources, it did not deter the filing of suit. We believe the prospects of future events confirming a loss are therefore remote.
US hearing loss cases There are presently approximately 160 hearing loss cases pending in the Sasol NA business. These claims for occupational hearing loss in Louisiana are not covered by workers compensation. The likelihood of loss is considered reasonably possible as these claims will be settled. The range of expected future loss through settlement is estimated to be between US$ 800,000 and US$ 1,150,000.
Environmental Orders
The group is subject to loss contingencies pursuant to numerous national and local environmental laws and regulations that regulate the discharge of materials into the environment or that otherwise relate to the protection of human health and the environment in all locations in which it operates. These laws and regulations may, in future, require the group to remediate or rehabilitate the effects of its operations on the environment. The contingencies may exist at a number of sites, including, but not limited to, sites where action has been taken to remediate soil and groundwater contamination. These future costs are not fully determinable due to factors such as the unknown extent of possible contamination, uncertainty regarding the timing and extent of remediation actions that may be required, the allocation of the environmental obligation among multiple parties, the discretion of regulators and changing legal requirements.
The group’s environmental obligation for continuing operations accrued at 30 June 2006 was
R2,268 million compared to R2,161 million in 2005 (R238 million and R158 million was accrued for 2006 and
2005 respectively for our discontinued operations). Included in this balance is an amount accrued of approximately R395 million (R134 million for our discontinued operations) in respect of the costs of remediation of soil and groundwater contamination and similar environmental costs. These costs relate to the following activities: site assessments, soil and groundwater clean-up and remediation, and ongoing monitoring.
Due to uncertainties regarding future costs the potential loss in excess of the amount accrued cannot be reasonably determined.
Under the agreement for the acquisition of Sasol Chemie, we received an indemnification from
RWE-DEA AG for most of the costs of remediation and rehabilitation of environmental contamination existing at Condea Vista Company located in the United States on or before 1 March 2001.
Although the group has provided for known environmental obligations that are probable and reasonably estimable, the amount of additional future costs relating to remediation and rehabilitation may be material to results of operations in the period in which they are recognized. It is not expected that these environmental obligations will have a material effect on the financial position of the group.
As with the oil and gas and chemical industries generally, compliance with existing and anticipated environmental, health, safety and process safety laws and regulations increases the overall cost of business, including capital costs to construct, maintain, and upgrade equipment and facilities. These laws and regulations have required, and are expected to continue to require, the group to make significant expenditures of both a capital and expense nature.

September 2004 Accident Trust
On 1 September 2004 the lives of ten employees and contractors were lost and a number of employees and contractors were injured during an explosion that occurred at our Secunda West ethylene production facility.
Since January 2006, the Company, Solidarity, the Chemical, Energy, Paper, Printing, Wood and Allied
Workers’ Union and an attorney representing the unions have been in negotiations to find a mechanism to pay compensation to the dependants of people that died or were physically injured in the accident to the extent that they had not been previously compensated in terms of existing policies and practices. It was agreed to establish an independent trust, the September 2004 Accident Trust, to expeditiously make ex gratia grants to persons who were physically injured in the 1 September 2004 explosion at our Secunda West ethylene production facilities and to the dependants of persons who died in that accident. The September 2004 Accident Trust was registered on 29 June 2006. Qualifying victims of the accident have been invited to submit applications for compensation.
These grants will be calculated in accordance with the applicable South African legal principles for the harm and loss suffered by them as a result of the accident to the extent that they have not already been compensated.
The Company will fund the September 2004 Accident Trust to pay the ex gratia grants. Whilst accepting social responsibility, the Company has not acknowledged legal liability in creating the trust. As at 30 June 2006 it is believed that a loss contingency exists and that it is probable that the future claims will be received from the dependents of the deceased or from those physically injured and to whom ex gratia grants will be made.
No accrual has been made as at 30 June 2006 as the amount of the loss cannot be reliably estimated. The future payments are dependent on the number of applications submitted to the Trust, the independent findings of each application and the calculation of the grants based on the applicable South African legal principles. It is believed that the possible loss is unlikely to exceed R20 million.
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
Empowerment of historically disadvantaged South Africans
The Liquid Fuels Charter
In November 2000, following a process of consultation, the Minister of Minerals and Energy and representatives of the companies in the liquid fuels industry, including Sasol Oil, signed the Liquid Fuels Charter setting out the principles for the empowerment of historically disadvantaged South Africans in the South African petroleum and liquid fuels industry.
The Liquid Fuels Charter requires liquid fuels companies, including Sasol Oil, to ensure that historically disadvantaged South Africans hold at least 25% equity ownership in the South African company holding their liquid fuels assets by the calendar year 2010. It also envisages methods of measuring progress by requiring participants in the industry to meet targets set in connection with transformation of ownership. In addition, the
Liquid Fuels Charter requires that historically disadvantaged persons be given preferred supplier status, where possible, in the procurement of supplies, products, goods and services, as well as access to use and ownership of facilities.
Sasol and Exel’s BEE transaction
One of our major BEE transactions was the establishment of Exel in November 1997 as a 22.5% minority shareholder. At the time of the merger with Sasol Oil, Exel was a model empowerment enterprise 77.5% owned and controlled by HDSAs. With the help of Sasol, through the secondment of specialized personnel, the provision of technical support and training, and other support services, Exel evolved rapidly from a zero base to establishing 195 retail fuel stations by December 2003. By that time, Exel had won 4% and 7% of the competitive South African liquid fuels retail and commercial markets, respectively. Exel recorded an operating profit (before interest and tax) of almost R8 million in 1998. Five years later, the company posted an annual operating profit of more than R100 million. Subsequently Sasol Oil acquired the entire shareholding of Exel with the empowerment partners obtaining a 2% interest directly in Sasol Oil.
Sasol and Tshwarisano BEE transaction
It is our fundamental objective to comply with the terms of the Liquid Fuels Charter. We have therefore facilitated a transaction with our BEE partner in the form of Tshwarisano.
It was initially envisaged and announced that Tshwarisano would have acquired a 12.5% shareholding in the former proposed joint venture if the Competition Tribunal had approved the proposed merger of our liquid fuels business with Petronas’ South African liquid fuels business. Pursuant to the Competition Act of 2000, the
Competition Tribunal prohibited the merger on 20 February 2006.
By agreement as a result of the proposed merger not occurring, Tshwarisano has acquired a 25%
shareholding in Sasol Oil effective 1 July 2006.
BEE policies
As from 1 July 2006, Sasol Oil will meet the 25% BEE ownership target with Tshwarisano holding 25% of the shares in Sasol Oil with BEE policies as follows:
• procuring goods and services, on a preferential basis, from HDSAs;
• progressing employment equity in our businesses, with focus on employment equity, capacity building, training and development;
• facilitating the development of small, micro and medium-sized enterprises and focusing on training, entrepreneurship and broadening the dealer mix; and
• advancing social upliftment objectives and nation-building.
Employees
In keeping with the spirit of the Liquid Fuels Charter, as well as the Employment Equity Act, we have set employment equity targets. This requires that advantageous treatment be given to HDSAs in aspects of employment such as hiring and promotion. Employment Equity targets are set out and reviewed periodically to ensure that they are met. Special training and mentorship programs are in place to create a work environment that is suited to the successful nurturing of HDSA staff.
Procurement
Procurement is a crucial element of BEE as set out in the Liquid Fuels Charter, as well as in other industry charters and government policy. BEE procurement affords smaller industry players the opportunity to participate meaningfully in the sector. As prescribed in the Liquid Fuels Charter, HDSA companies are accorded preferred supplier status as far as possible.
Sasol Oil has established a BEE procurement policy, an enhanced procurement governance model and unique strategies to stimulate growth in its BEE spend.
Corporate social investment
We focus on facilitating the socioeconomic development of the communities in which we operate, through partnerships with key stakeholders in these communities.

Social investments are presently channeled into five main areas:
• education (particularly in math and science);
• job creation and capacity building;
• health and welfare;
• arts, culture and sport development; and
• environment.
The Mining Charter
In October 2002, the government and representatives of South African mining companies and mineworkers’ unions reached broad agreement on the Mining Charter, which is designed to facilitate the participation of HDSAs in the country’s mining industry. The Mining Charter’s stated objectives include the:
• expansion of opportunities for persons disadvantaged by unfair discrimination under the previous political dispensation;
• expansion of the skills base of such persons;
• promotion of employment and advancement of the social and economic welfare of mining communities;
and
• promotion of beneficiation, or the crushing and separation of ore into valuable substances or waste within
South Africa.
The Mining Charter, together with a scorecard which was published on 18 February 2003 to facilitate the interpretation of and compliance with the Mining Charter (the scorecard), requires mining companies to ensure that HDSAs hold at least 15% ownership of mining assets or equity in South Africa within five calendar years and 26% ownership within ten calendar years from the enactment of the new Mineral and Petroleum Resources
Development Act (MPRD Act) which came into force on 1 May 2004. The Mining Charter further specifies that the mining industry is required to assist HDSAs in securing finance to fund their equity participation up to an amount of R100 billion within the first 5 calendar years after the coming into force of the aforementioned Act.
Beyond this R100 billion commitment, the Mining Charter requires that participation of HDSAs should be increased towards the 26% target on a willing-seller willing-buyer basis at fair market value
Various principles of the Mining Charter have been incorporated in regulations promulgated by the
Minister of Minerals and Energy under the MPRD Act with respect to the South African mining industry. These regulations came into force on 1 May 2004.
The scorecard provides a method of indicating the extent to which applicants for the conversion of their mineral rights under the MPRD Act have complied with the provisions of the Mining Charter. It is intended that the entire scorecard would be taken into account in decision making. Notes attached to the scorecard provide guidance in interpreting the objectives of the Mining Charter.
On 16 March 2006 we announced the implementation of the first phase of Sasol Mining’s broad-based
BEE strategy through the formation of Igoda Coal, an empowerment venture with Eyesizwe Coal, a black-
owned mining company. Igoda Coal will be one of South Africa’s largest empowered coal export companies.
Eyesizwe Coal will own 35% of Igoda Coal, while Sasol Mining holds the remaining 65%. Igoda Coal will become fully operational as a statutory business entity and take transfer of the relevant mining area from Sasol
Mining once the transfer of the mining rights have been effected. It is expected that the transaction will become effective in 2007.
As a result of this transaction we will obtain credit towards equity ownership targets. It has been announced that we will further expedite plans to advance the second phase of Sasol Mining’s broad-based BEE ownership strategy. This strategy will see Sasol Mining achieve full compliance with the Mining Charter’s 2009 and 2014 targets for BEE ownership, respectively, through conversion of its mining rights.

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
The Restitution of Land Rights Amendment Act became law on February 2004. Under the original Act, in the absence of a court order, the power of the Minister for Agriculture and Land Affairs to acquire or expropriate land for restitution purposes is limited to circumstances where an agreement has been reached between the interested parties. The Act would entitle the Minister to expropriate land in the absence of agreement. Such an expropriation could be for restitution or other land reform purposes. Compensation payable to the owner of the land would be subject to the provisions of the Expropriation Act 63 of 1975 and section 25(3) of the
Constitution which provides, in general, that compensation must be just and equitable.
Broad-based Black Economic Empowerment Act
The South African Department of Trade and Industry introduced the Broad-based Black Economic
Empowerment Act (the Act). The Act’s stated objectives are to:
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
The Act establishes a Black Economic Empowerment Advisory Council (the Council) to advise the
President on BEE. In terms of the Act, the Minister of Trade and Industry may issue codes of practice on BEE, which may include:
• the interpretation and definition of BEE;
• qualification criteria for preferential purposes for procurement and other economic activities;

• indicators and weighting to measure BEE;
• guidelines for stakeholders in the relevant sectors of the economy to draw up transformation charters for their sectors;
• the development of a system of reporting on the implementation of BEE; and
• any other matter necessary to achieve the objectives of the Act.
The Act provides that every organ of the State must take into account any relevant code of practice issued pursuant to the Act in determining qualification criteria for the issuing of licenses and other authorizations pursuant to any law and in developing and implementing a preferential procurement policy.
The Minister of Trade and Industry may propose regulations under this Act.
Codes of good practice for broad-based black economic empowerment (the Codes)
Draft codes of good practice were issued for comment by the Minister of Trade and Industry in December
2004 pursuant to the Act mentioned above. These draft codes are in the process of being amended so as to provide further clarity as to the organization of the Codes.
Progress to date includes the publishing of Phase 1 of the Codes in November 2005, which includes the following:
• Code 000: Framework for the Measurement of Broad-based BEE;
• Code 100: Measurement of the Ownership Element of Broad-based BEE; and
• Code 200: Measurement of the Management and Control Element of Broad-based BEE.
Additional draft codes were also issued for public comment in December 2005 as Phase 2 of the Codes.
This phase of the Codes provides further clarity on Codes 000, 100 and 200 referred to above and set out in
Codes 300 to 1000 outlining measurement of employment equity, skills development, preferential procurement, enterprise development, the residual element, any sector codes and qualifying small enterprises.
Pursuant to the published codes and draft codes, private sector enterprises are urged to apply the principles contained in the Codes when implementing broad-based BEE initiatives. In interactions with public entities and organs of state, it is considered essential that the private sector applies these principles to ensure full recognition for their efforts. Furthermore, it is considered desirable that the private sector also apply these principles in their interactions with one another.
Stakeholders are encouraged to align any legislation properly enacted prior to the Act, which imposes BEE objectives, with the Act and the Codes. This will apply specifically to the Liquid Fuels Charter as contained in the Petroleum Products Amendment Act and the Mining Charter as contained in the Mineral and Petroleum
Resources Development Act which shall remain in force unless amended, substituted or repealed. Alignment of all such legislation, over time, will reduce any residual uncertainty.
Regulation of mining activities in South Africa
The Minerals Act
For the period up to 30 April 2004, all mineral rights, encompassing the right to prospect and mine, were held, either privately or by the government of South Africa. Ownership of private mineral rights was held through title deeds and constitutes real rights in land, which are enforceable against any third party. Prospecting and mining were regulated by the Minerals Act and South African common law. The Minerals Act regulated the prospecting for and the optimal exploitation, processing and utilization of minerals, in addition to imposing reclamation requirements on prospecting and mining operations. The Act required that anyone undertaking prospecting or mining operations had to compile an environmental management program and to provide for the environmental impact of the proposed prospecting or mining activities. This program had to be approved by the relevant Director of Mineral Development. The Minerals Act has subsequently been repealed by the implementation of the Mineral and Petroleum Resources Development Act (Act 28 of 2002), which came into effect on 1 May 2004.
Under the Minerals Act, we owned all the coal rights for the properties over which we have mining authorizations, except for small tracts of land at Secunda, which were owned by the government of South Africa and for which we have obtained the government’s consent to mine in consideration for the payment of a royalty per ton of coal mined from those properties.
The Mineral and Petroleum Resources Development Act (MPRD Act)
The fundamental principle of the MPRD Act is the recognition that the mineral resources of the country are the common heritage of all South Africans and therefore belong to all the people of South Africa. The Act vests the right to prospect and mine, including the right to grant prospecting and mining rights on behalf of the nation, in the state, to be administered by the government of South Africa. Thus, the state is the guardian of all mineral rights and has the right to exercise full and permanent custodianship over mineral resources.
The MPRD Act imposes significantly more stringent environmental obligations on mining activities than the repealed Minerals Act. However, it contains transitional arrangements for existing operations. Under these transitional provisions, the environmental management programs will continue in force, as the Department of
Minerals and Energy (DME) introduces the more stringent requirements of the MPRD Act.
The MPRD Act adopts the environmental management principles and environmental impact assessment provisions of the National Environmental Management Act. The MPRD Act addresses the allocation of responsibilities for environmental damage, pollution and degradation and imposes rehabilitation obligations. It significantly extends the scope of liability of directors who may be jointly and severally liable for any unacceptable negative impact on the environment, advertently or inadvertently caused by the company. It also allows the state to take remedial action and claim costs. It maintains the requirement for an environmental management program for all mining operations, but with more detailed specifications than under the Minerals
Act, and prohibits the carrying out of mining activities before the approval of the program. When rehabilitation is required, it is not limited to the land surface. We were in material compliance with the repealed Minerals Act, and we expect to continue to be in compliance with the new legislation.
Mining rights
Transitional provisions are included in the MPRD Act, which phases out privately held mineral rights held under the repealed legislation. The transitional provisions contemplate three types of rights:
(a)   mineral rights in respect of which no prospecting permit or mining authorization has been issued and/or no prospecting or mining activities are taking place;
(b)   mineral rights in respect of which prospecting permits have been issued and prospecting is taking place; and
(c)   mineral rights in respect of which mining authorizations have been issued and mining is taking place.
The rights described in these three categories are defined as Old Order rights. Under category (a), the holders of privately-held mineral rights had to apply for a prospecting or mining right in their own names to replace their existing mineral rights by 30 April 2005. Under categories (b) and (c), any prospecting permit or mining authorization granted under the previous legislation would continue to be valid for a maximum period of two and five calendar years from enactment, respectively. After the lapse of the one-year period referred to in category (a) and the respective periods in categories (b) and (c), the mineral rights will cease to exist. Within these periods, the holders of mineral rights and prospecting permits or mining authorizations, in order to continue with their mining or prospecting operations, must apply for a new prospecting right or mining right in respect of category (a) and for conversion to new prospecting or mining rights in respect of categories (b)
and (c).

Under the Act, prospecting rights will be granted for an initial maximum period of five calendar years, and could be renewed once, upon application, for a period not exceeding three calendar years. Mining rights will be valid for a maximum period of thirty calendar years, and could be renewed, upon application, for further periods, each not exceeding thirty calendar years. Provision is made for the grant of retention permits, which would have a maximum term of three calendar years and could be renewed once, upon application for a further two calendar years.
A wide range of factors and principles will be taken into account by the Minister of Minerals and Energy when considering these applications. These factors include the applicant’s access to financial resources and appropriate technical ability to conduct the proposed prospecting or mining operation, the environmental impact of the operation and, in the case of prospecting rights, considerations relating to fair competition. Other factors include considerations relevant to promoting employment and the social and economic welfare of all South
Africans and showing compliance with the provisions of the Mining Charter for the empowerment of HDSAs in the mining industry.
Part II of the Regulations promulgated under the MPRD Act relate to the social and labor plan that must accompany any application for a mining right. The Mining Titles Registration Amendment Act (Act 24 of 2003)
and regulations have been implemented simultaneously with the implementation of the MPRD Act. It provides the mechanism to give effect to the provisions of the MPRD Act, in particular with regard to the registration of rights under that Act. Draft regulations under this Bill have also been published for comment.
Sasol Mining held various prospecting permits or mining authorizations with respect to our existing mining operations, which are now being classified as old order rights. We have commenced with the process to apply for conversion of our existing mining and prospecting rights into new order rights and for any new licenses Sasol
Mining may require under the MPRD Act. It is the declared intent of the South African government not to disrupt operations as a result of the introduction of the new legislation. When considering applications for the conversion of existing mineral rights under the MPRD Act, the Minister of Minerals and Energy must take into account, among other factors, the applicant company’s compliance with the Mining Charter. We intend to undertake any appropriate action required to ensure conversion of our existing mineral, prospecting and mining rights under the MPRD Act.
The act provides that a mining right granted under the Act may be cancelled if the mineral to which such a mining right relates is not mined at an optimal rate.
Furthermore, royalties from mining activities will become payable to the state under provisions contained in the Mineral and Petroleum Resources Royalty Bill. This Bill was first published in March 2003 and has since been revised, with the final Bill being published on 11 October 2006. The Bill provides for a royalty rate of 1%
on coal with an ash content of higher than 15% for South African energy consumption and 3% on coal with an ash content lower than 15%. The royalty is revenue based, payable bi-annually in arrears to the state, and will take effect on 1 May 2009. The royalty will be deductible for normal income tax purposes.
Regulation of pipeline gas activities in South Africa
The Gas Act
The Gas Act came into effect on 1 November 2005 as proclaimed by the President. The Gas Act regulates matters relating to gas transmission, storage, distribution, liquefaction and re-gasification activities. Among its stated objectives are:
• promoting the efficient development and operation of the respective facilities and the provision of respective services in a safe, efficient, economically and environmentally responsible way;
• promoting companies in the gas industry that are owned or controlled by HDSAs;
• promoting competition and investment in the gas markets; and
• securing affordable and safe access to gas services.

The Gas Act provides for the powers of the National Energy Regulator of South Africa (NERSA) regarding pipeline gas, whose powers include the issuance of licenses for a range of activities including:
• the construction, conversion or operation of gas transmission, storage, distribution, liquefaction and re-
gasification facilities; and
• trading in gas.
NERSA has the authority to determine maximum prices for distributors, reticulators and all classes of consumers where there is inadequate competition as contemplated in the South African Competition Act.
NERSA may impose fines not exceeding R2 million a day, if a licensee fails to comply with its license conditions or with any provisions of the Gas Act.
The National Energy Regulator Act
The National Energy Regulator Act came into operation on 15 September 2005 as proclaimed by the
President. The National Energy Regulator Act provides for the establishment of a single regulator to regulate the piped gas, petroleum pipeline and electricity industries and for the functions and composition of the energy regulator.
On 1 November 2005 NERSA, pursuant to the National Energy Regulator Act, came into existence by the appointment of the four full-time regulators, of which one is the designated chief executive officer of NERSA.
The Regulator consists of nine members, including four full-time members and five part-time members.
Although the full-time members of NERSA are appointed for specific portfolios (gas, electricity and petroleum pipelines), NERSA will operate as a collective and decisions will be made on a collective basis.
According to Section 35 of the Gas Act license applications for existing business activities had to be submitted to NERSA within six months from the effective date of the Gas Act (2 May 2006) by any person owning or operating gas facilities or trading in gas. Accordingly, ROMPCO submitted an application for the operation of a gas transmission facility whilst Sasol Gas submitted license applications for the operation of distribution facilities as well as for trading in gas.
All the license applications have been compiled in accordance with the Gas Act and the rules published by
NERSA. In accordance with the rules, the applications were advertised, inviting objections within a 30-day period. Thereafter NERSA has 60 days to consider the objections and responses thereon in order to decide on the granting of the licenses. As the regulations under the Gas Act have not been promulgated yet, Sasol Gas envisages that the decision on granting of the licenses should be concluded during the first quarter of the 2007 calendar year.
The Mozambique Gas Pipeline Agreement (Regulatory Agreement)
This agreement entered into between the Minister of Minerals and Energy of South Africa, the Minister of
Trade and Industry and our company in connection with the introduction of natural gas by pipeline from
Mozambique into South Africa is incorporated into the Gas Act through the reference thereto in Section 36 of the Act. The Gas Act provides that the terms of the agreement bind the Gas Regulator for a period until 10 years after natural gas is first received from Mozambique (26 March 2004). From the date of the conclusion of the agreement, the terms of the agreement relating to the following matters constitute conditions of the licenses to be issued to Sasol Gas and ROMPCO under the Gas Act:
• our rights and periods granted in respect of transmission and distribution of gas;
• third party access to the transmission pipeline from Mozambique and to certain of our pipelines;
• tariffs we charge for gas;
• our obligation to supply customers, distributors and reticulators with gas; and
• the administration of the agreement.

As part of the Gas Act, the Mozambique Gas Pipeline Agreement forms part of the legislation and as such it may be susceptible to the same legislative processes generally applicable to changes in legislation.
The Gas Regulator Levies Act was signed into law on 15 January 2003 and came into effect on
1 November 2005. It provides for the imposition of levies by the Gas Regulator on the amount of gas delivered by importers and producers to inlet flanges of transmission or distribution pipelines. These levies will be used to meet the general administrative and other costs of the gas regulation activities of NERSA and the functions performed by NERSA in this regard. In terms of the Act, NERSA has submitted a budget to the Minister of
Minerals and Energy, which after approval by the Minister in conjunction with the Minister of Finance, will be relayed into a levy charged as a per gigajoule levy on the volumes of gas transported. The regulations published under the Gas Act for comment specifically precludes the recovery by licensees of such levies from their customers.
Regulation of petroleum-related activities in South Africa
The Petroleum Products Amendment Act
This Amendment Act, which became effective on 17 March 2006, amends the existing Petroleum Products
Act by enacting provisions regulating a range of matters including the licensing of persons involved in the manufacturing, wholesale, holding or development of sites, and retail sale of petroleum products. The
Amendment Act prohibits licensed wholesalers from holding retail licenses, except for training purposes. As the
Amendment Act and regulations to be promulgated thereunder regulate business activities conducted by Sasol
Oil, Natref and Sasol Synfuels, they are currently in the process of applying for manufacturing licenses in respect of our plants, wholesale licenses in respect of our wholesale activities and site licenses for our retail sites. We cannot assure you that these licenses will be granted. It should be noted that, as a person conducting the aforesaid activities at the commencement of the Amendment Act, Sasol Oil and Sasol Synfuels are entitled to the issue of such licenses if they are found to be in compliance with all legal requirements in force for the operation of their respective activities. However, new site developments could be delayed given the requirements under the new regulations.
The Petroleum Pipelines Act
This Act, which was signed by the President of South Africa on 31 May 2004 and became effective on
1 November 2005, among other things, establishes a petroleum pipelines authority as custodian and enforcer of the regulatory framework applicable to petroleum pipelines.
Among the stated objectives of the Petroleum Pipelines Act are:
• promoting competition and limiting anticompetitive practices within the scope of the regulated activities;
• promoting the efficient, sustainable and orderly development, operation and use of pipelines, marine offloading facilities and storage facilities from a national and industry-specific perspective;
• ensuring the safe, efficient, economic and environmentally responsible transport and storage of crude oil and petroleum products;
• promoting fair and equitable access to pipelines, offloading and storage facilities and related commercial services; and
• promoting companies in the petroleum pipeline industry that are owned or controlled by HDSAs.
The Act provides that no person may construct, or operate, a petroleum pipeline, loading facility or storage facility without a license issued by the authority. It enables the authority to impose conditions to such licenses relating, inter alia, to:
• pipelines being licensed for crude oil or petroleum products, or both;
• interested parties being allowed to negotiate changes with licensees in the proposed routing, size and capacity of proposed pipelines;

• shippers to be provided access to pipelines and capacity to be shared among users in proportion to their needs and within commercially reasonable and operational constraints; and
• tariffs to be set by the authority for pipelines, and approved by the authority for loading and storage facilities.
The Act enables the authority to expropriate land in accordance with section 25 of the Constitution if a licensee is unable to acquire such land by agreement with the owner and the land is reasonably required for facilities which will enhance South Africa’s petroleum pipelines infrastructure. The Act authorizes the South
African Minister of Minerals and Energy to promulgate regulations and we cannot assure you that the application of the provisions of the Act, or the promulgation of regulations in terms thereof, will not have a material adverse effect on our business, operating results, cash flows and financial condition.
We have submitted applications for the issue of licenses for our depots and related infrastructure and currently await their issue.
The Petroleum Pipelines Levies Act
The Petroleum Pipelines Levies Act, No. 28 of 2004, empowers the National Energy Regulator to impose levies on petroleum transported by petroleum pipelines. The proposed levy will be based on the amount of petroleum, measured in liters, delivered by importers, refiners and producers to inlet flanges of petroleum pipelines and must be paid by the person holding the title to the petroleum immediately after it has entered the inlet flange.
The levy is intended for the purpose of meeting the general administrative and other cost of the Authority and the functions performed by the National Energy Regulator.
Any levies intended to be imposed by the Authority must be published for representation by stakeholders and must be approved by the Minister of Minerals and Energy, with the concurrence of the Minister of Finance.
Levies lapse five years after their imposition and the Minister must approve a re-imposition of levies.
To date no levies have been imposed, although their imposition is imminent.
Safety, health and environment
We are committed to zero harm to people, facilities and the environment. Our safety, health and environment (SH&E) performance is driven by the quest for continuous improvement that will help us achieve our vision of being a world class company.
Our combined mining, fuels and chemical operations are subject to numerous local, national and regional safety, health and environmental laws and regulations in Southern Africa, Europe, the United States, the Asia-
Pacific region, the Middle East and the Indian subcontinent. Our global operations, including marketing and logistics, are also affected by international environmental conventions.
We focus on our safety, health and environmental responsibilities through our SH&E policy, strategy and minimum requirements and are committed to ensure that we operate under safe working practices, safeguard against accidents and avoid harm to people and the environment in all our businesses.
Safety, health and environmental laws and regulations affect a wide spectrum of our group activities. These statutory requirements often require permits or licenses to be obtained for the use of natural resources such as water, and for the operation of our facilities and the disposal of our waste products. They also prescribe minimum standards for the safety and health of our employees. They impose restrictions on the types and quantities of emissions that can be released into the environment, and also regulate issues of product safety, waste generation, management and ultimate disposal. It is our expectation that these laws and regulations will become more stringent in the future.

Safety, health and environment policy and management systems
We have developed a systems-oriented approach towards the management of these issues. We have moved from a division-based safety, health and environment management policy to a structure directed on a group basis.
We are committed to sustainable development and legal compliance being the minimum requirement for all our operations. Matters of safety, health and environment are treated as critical business issues. Planning of safety, health and environmental issues includes the setting of targets, performance measurement, reporting and review.
In order to ensure that our safety, health and environmental performance is aligned with our group targets and objectives, corporate governance and other audits are carried out regularly. All of our businesses are required to track their performance and furnish quarterly reports to their respective operating boards to the Group
Executive Safety, Health and Environment Committee and to the group Risk and Safety, Health and
Environment Committee. At the highest level, the Risk and Safety, Health and Environment Committee of the
Sasol Limited Board considers the major risks and liabilities, progress on our internal indicators of performance and any major incidents and events of non-compliance. For information regarding our Group Executive Safety,
Health and Environment Committee and the Risk and Safety, Health and Environment Committee of the Sasol
Limited Board, see also “Item 6.C—Board practices”. Similar reports are also required to address significant division-specific issues. We use the findings emanating from corporate governance and other audits to implement improvement measures.
Our businesses are required to manage their safety, health and environmental risks in line with internationally accredited management systems. On environmental management systems, we are well on the way towards our group target of achieving ISO (International Standards Organization) 14001 certification for all our businesses. The ISO 14001 standard is an internationally accepted standard for the development and implementation of environmental management systems. Certification to the standard entails regular audits by an independent, accredited third party auditor. We have also set OSHAS 18001 and Process Safety Management
(based on the US Occupational Safety and Health Administration and other Sasol requirements) as additional minimum corporate requirements, including a behavioral safety program for all Sasol businesses. These systems and programs are being implemented and good progress has been made.
Health and safety
Safety. In the 2006 year we regrettably lost 4 workers, including contractors. Sasol Mining experienced three fatalities – two underground and one on surface which resulted in the unfortunate deaths of two contractors and one employee. In the other unfortunate incident a contractor fell from scaffolding during construction at
Secunda and died as a result of his injuries.
Sasol appointed DuPont Safety Resources (DuPont), an internationally reputable safety consultancy, in
November 2004 to undertake a comparative safety review of its selected South African operations against international best practices in the areas of leadership, organization, and operational and process safety. The results from this intense focus of safety resulted in an overall improved safety performance with Sasol achieving an all time low recordable case rate of 0.7. DuPont performed a second review during March 2006 to determine progress with the implementation of actions as a result of the first review recommendations. The review report highlighted the fact that while there are still many improvement opportunities, Sasol has made good progress.
The results, if measured by injury statistics, are clearly visible. Details of the second DuPont Safety Review are available on our website (www.sasol.com).
The performance of our United States and European operations have been excellent. All facilities are in the best quartile of performance in the chemical industry.
Emissions. Because of the nature of some of our processes, including coal gasification for the production of petrochemical products, our operations generate relatively high carbon dioxide emissions. Our coal gasification operations are situated in South Africa, which is classified as a developing country in terms of the Kyoto
Protocol and though we are largely exempt from the emissions reduction targets required under the Protocol we have implemented a successful project to replace coal as a feedstock with natural gas at our Sasolburg chemical operations. Sasol is also committed to reducing greenhouse gas emissions. We support the voluntary Energy
Efficiency Accord championed by the South African Department of Minerals and Energy.
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
As expected, our hydrogen sulfide odors from coal gasification, which were within statutory limits, were eliminated when natural gas replaced coal as a feedstock at our Sasolburg operations. Significant efforts are also being made to reduce hydrogen sulfide emissions emanating from the Secunda operation. The sulfur recovery plants are being upgraded to reduce levels of hydrogen sulfide emissions and improved monitoring and control equipment will also be addressed as part of this long-term project. Sasol also conducted an international audit focusing on air pollution management at our South African operations. Findings and recommendations made during the audit are being incorporated into current improvement and business plans.
Water. Water use is increasingly becoming a source of concern, not only in mining, but in all our operations, in particular in South Africa, Qatar and other arid countries. A series of water treatment and saving programs and projects were introduced or are currently under way to address relevant challenges in all of our operations. We have progressed significantly in the research and development of managing the water-related impacts of our mining activities.
Our project team of internal and external experts in mining, geohydrology, geochemistry, water and waste treatment is currently committed to researching innovative and cost-effective solutions to further reduce our impact on the environment.
The long-term supply of water to the Secunda complex (up to 2030) has been assured by the Vaal River
Eastern Sub-System Augmentation Project (VRESAP). The Trans-Caledon Tunnel Authority was mandated by the Minister of Water Affairs and Forestry of South Africa to fund and implement the VRESAP project to meet the growing demands of Eskom and Sasol in the Mpumalanga region. Construction of the VRESAP pipeline is currently in progress and completion is expected in the last quarter of 2007 calendar year.
Fires, explosions and releases. The manufacture of petrochemicals involves using high volumes of flammable substances, often under high pressure and at high temperatures. Hence, managing the risk of fires, explosions and releases of hazardous substances is essential for us. In the course of our operations, we experienced a number of fires, explosions and releases of hazardous chemical substances, the most significant being an explosion that occurred at Sasol Polymers on 1 September 2004. We have taken steps to reduce the frequency and severity of these events, and do not expect any other past fires, explosions or releases to have a material effect on our results or operations.
Our operations in the United States are conducted in accordance with the requirements of the Occupational
Safety and Health Administration Process Safety Management and US Environmental Protection Agency
(US EPA) Risk Management Program regulations. Through the application of these regulations, we implement a thorough safety management process designed to minimize the risks of accidents and releases of hazardous substances.
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

All Sasol sites have identified and quantified their major risks with regards to major fires, explosions or releases. Risk mitigation plans are in place.
We maintain a comprehensive insurance program, to address identified risks.
Land remediation and rehabilitation. Because of our chemicals and fuels processes, we have particular legacy and current risks that we have addressed or are currently addressing. We are consolidating our regional strategies to form a group-wide strategy to address potential liabilities associated with land remediation and rehabilitation.
Our gas pipelines are buried underground in order to reduce long-term impacts. We implemented this approach for the Mozambique natural gas project, for which we used World Bank guidelines for environmental impact assessment studies.
The decommissioned Klipspruit cyanide factory has been satisfactorily rehabilitated and negotiations are underway for the Johannesburg Metro Council to take over the land for future development.
Waste. Potential risks associated with waste are a priority for us. Historical legacies are addressed in accordance with relevant legal requirements, and cleaner production techniques are implemented to address future risks. Where we acquire new plants, the attendant risks are identified and the necessary indemnities sought from the sellers. Where we have not secured such indemnities, we are confident that such risks and attendant liabilities will not have a material adverse effect.
The Natural Gas Conversion Project has had significant impact on the reduction of waste produced, specifically with regards to tar and oil waste, and ash at our operations in Sasolburg. The ash dump presently has a negative growth rate due to ash sales for brick making.
The South African Waste Discharge Charge System for the controlled discharge of effluent to a water body will be implemented by the Department of Water Affairs and Forestry over the next two to three years. The financial impact to Sasol has yet to be quantified, but could be substantial. Waste and waste water effluent minimization projects are receiving specific attention.
Asbestos. We have a strategy for the risk-based phase-out of asbestos, which is being implemented by our operations. We have implemented a policy to ensure that new sources of asbestos are not procured in the construction of new facilities worldwide. Asbestos is removed and disposed of under strict regulatory requirements as plant modifications are made or as necessary for maintenance.
South Africa
Environmental regulation
The Constitution of the Republic of South Africa provides the framework for the environmental legislation in South Africa. Section 24 of the Constitution enshrines the right of all citizens to an environment that is not harmful to their health and well-being and provides individuals with a right to the protection of the environment.
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
National Environmental Management Act. The National Environmental Management Act provides for cooperative environmental governance and coordination of the environmental functions of the government. The
Act regulates environmental authorization requirements compliance and provides for enforcement measures including provision for fines up to R5 million. The Act principally imposes a duty of care on persons who have or may pollute or degrade the environment and other responsible parties to take reasonable measures to prevent and remediate environmental damage, protects workers refusing to undertake environmentally hazardous work and provides for control over emergency incidents. It promotes access to environmental information, protects whistleblowers and allows for private prosecution and class actions. The Act was recently amended to include provisions and requirements for environmental authorizations and impact assessments. Provisions in this regard under the Environment Conservation Act were repealed. Section 24G was also added to the Act, providing for retrospective applications in respect of activities undertaken in contravention of the law. Consideration of applications is subject to payment of a fine, up to R1 million.
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
Mineral and Petroleum Resources Development Act. This Act makes provision for the effective management of impacts associated with mining activities. An environmental management program (EMP) must be compiled, approved by the Department of Minerals and Energy, and regularly reviewed. The EMP is required to cover potential environmental as well as socio-economic impacts. The Act further requires the making of financial provision for the rehabilitation or management of negative environmental impacts.
Water protection
The National Water Act provides for the equitable allocation of water for beneficial use, sustainable water resource management and the protection of the quality of water resources. The Act establishes water management procedures and protects water resources through the licensing of various uses of water. It also includes provisions for pollution prevention, remediation requirements and emergency incidents. The
Department of Water Affairs and Forestry is currently implementing a Waste Discharge Charge System, which may have a significant impact on operational costs.
A significant part of our operations, including mining, chemical processing and others, require use of large volumes of water. South Africa is generally an arid country and prolonged periods of drought or significant changes to current water laws could increase the cost of our water supplies or otherwise impact our operations.
In this regard, the Department of Water Affairs and Forestry is implementing a Pricing Strategy aimed at allocating the appropriate price for the use of water, which may have a significant impact on operational costs.
Further initiatives in this regard include the National Water Resource Strategy and the National Water Resource
Allocation Strategy, aiming to ensure the equitable distribution of water.
Air protection
The National Environmental Management: Air Quality Act has recently been promulgated, enabling the
Department of Environmental Affairs and Tourism to set ambient air quality and emission standards, declare
Priority Areas for the purposes of implementation of Air Quality Management Plans, and prepare for the review of atmospheric emission licenses. It is expected that this Act will impose stricter standards on air quality management in South Africa, through the adoption of internationally accepted ambient and emission standards and that this will result in significant capital and operational costs. The Department of Environmental Affairs and
Tourism recently declared the Vaal Triangle as a Priority Area.
Some of our processes in South Africa, especially coal gasification, result in relatively high carbon dioxide emissions. South Africa is considered a developing country in terms of the Kyoto Protocol and, accordingly, it is largely exempt from the emissions reductions required. We are taking measures to reduce our emissions, amongst which has been the use of natural gas from Mozambique as of 2004 in lieu of coal, which is reducing sulfur dioxide emissions and hydrogen sulfide odors from gasification operations in the Sasolburg region. We also monitor air emissions at our plants to measure ambient air quality. The Department is also finalizing ambient air quality standards. Compliance with these standards will require significant capital expenditure.

Waste and hazardous substances
Environment Conservation Act. The Environment Conservation Act establishes a licensing framework for the establishment, operation and closure of any waste disposal site. The Department of Environmental Affairs and Tourism is currently finalizing a National Waste Management Implementation Programme, to be supported by the Waste Management Bill, still to be drafted. The Bill is expected to cover solid waste management and incorporate the principles of the Basel Convention on the trans-boundary movement of waste.
Hazardous Substances Act. The Hazardous Substances Act provides for the control and licensing of substances that may cause injury, ill-health or death to human beings by reason of their toxic, corrosive, irritant, strongly sensitizing or flammable nature.
Other environmental legislation
The National Road Traffic Act and its regulations regulate the transportation of dangerous goods and substances. The Act provides specifications for road tankers, labeling, duties of responsible persons, compatibility of multi-loads, driver training and hazardous substance documentation. The National Railway
Safety Regulator Act provides for similar regulation in respect of rail transport.
The Explosives Act consolidates the laws relating to the manufacture, storage, sale, transport, importation, exportation and the use of explosives and imposes an authorization requirement for the manufacture and storage, as well as for the import, export and sale of explosives.
The Fertilizers, Farm Feeds, Agricultural Remedies and Stock Remedies Act regulates the registration, importation, sale, acquisition, disposal or use of fertilizers, among other products.
Health and safety regulation
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
Mine Health and Safety Act. The principal objective of the Mine Health and Safety Act is to protect the health and safety of persons at mines by requiring that employers and others ensure that their operating and non-
operating mines provide a safe and healthy working environment, determining penalties and a system of administrative fines for non-compliance and giving the Minister of Minerals and Energy the right to restrict or stop work at any mine and require an employer to take steps to minimize health and safety risks at any mine.
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
General environmental care
The lack of a general environmental code in Germany means that no guideline legislation is available for general environmental care. In terms of the Act on the Assessment of Environmental Impacts, the environment impact assessment (EIA) is an instrument of preventative environmental care that is legally binding. This has been introduced in existing public procedures for the licensing of, or considerable amendment to, certain projects of relevance to the environment, including chemical facilities. The EIA is based on the cooperation between the environmental authorities and the parties intending to carry out the project.
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
Specific environmental protection legislation
Emission control. The guideline legislation to protect humans and the environment from air pollution and noise pollution is the Federal Emission Control Act. This Act and the ordinances promulgated under it provide the framework for environmental protection and the technical safety of installations. It provides for licensing for installations that are particularly susceptible to causing harmful environmental impacts, including chemical facilities or mineral oil refineries.
Regulation of hazardous substances. Provisions for the protection of humans and the environment against the harmful effects of hazardous substances and preparations are provided in the Chemicals Act, the related ordinances on the Prohibition of Certain Chemicals and the Hazardous Incidents Ordinance. New substances are subject, as laid down in European law, to a registration and notification obligation before they can be brought onto the market. Old substances that have been on the market since 1981 are assessed on the basis of relevant
European regulation. Hazardous substances and preparations must be classified, labeled and packed in line with their hazardous properties, their manufacture, marketing and use may be prohibited or limited.
The Chemicals Act is complemented by the Plant Protection Act of 14 May 1998 and the Fertilizers Act, as
well as by legislation on animal feedstuffs and human foodstuffs and by substance-related provisions in other areas of care of the environment. This also includes the provisions concerning the environmental impacts of genetic technology under the Genetic Technology Act.

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
Water protection. The guideline legislation in the field of water protection is the Federal Water Act. This requires everyone to exercise adequate care when carrying out measures which may have an impact on a water body so that water pollution or any other negative effect on water is prevented. Surface waters and groundwater are, as public utilities, subject to a public management and utilization code, which leaves the allocation of users’
rights at official discretion.
The Waste Water Charges Act complements the Water Management Act and authorizes an annually rising waste water charge linked to the toxicity of the discharged waste water. Water legislation promulgated by the
Federal States goes beyond merely the enforcement of the framework of federal law to determine administrative procedures and regulate issues of private water law.
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
Health and safety
The Health and Safety at Work Act provides for protection of the health and safety of employees. It places the employer under a duty to assess hazards at the workplace, to take appropriate preventive measures, and to instruct employees about measures used. The employer must take precautions for especially hazardous areas and situations and provide preventive occupational healthcare. This Act is complemented by the Safety at Work Act, which places employers under a duty to appoint appropriately qualified officers to support them in occupational health and safety matters, including ergonomic workplace design. Also, the Mining Act contains stipulations regarding the health protection of mine workers and is complemented by a special ordinance treating this topic.
Italy
In Italy, we operate a number of plants and facilities for the storage and processing of chemical feedstock, products and wastes. These operations are subject to numerous laws and ordinances relating to safety, health and the protection of the environment.
General environmental care
On 28 April 2006 a new Environmental Decree (Legislative Decree 152/2006) came into force, regulating the most important environmental matters, including authorizations, emissions, water management, wastes and remediation and environmental damages. The effectiveness of the authorization chapter has been postponed to the beginning of the 2007 calendar year, and the environmental damage section will come in force in the 2008 calendar year. Nonetheless, the company is liable for damages caused to the environment under general and special rules.

European Directive 96/61/CE (Integrated Pollution Prevention and Control) provides that companies must obtain an integrated authorization for all environmental impact. This directive has already been implemented in
Italy but has not yet taken effect. Sasol Italy is preparing the documentation required to be compliant with the directive.
Specific environmental protection legislation
Emission control. Environmental protection and the technical requirements licensing of all installations from which emissions emanate is now regulated by Legislative Decree 152/06, section 5.
Regulation of hazardous substances. Legislative Decree 52/1997 implemented in Italy the EU Directive relevant to classification, packaging and labeling of dangerous substances. Legislative Decree 65/2003 implemented the EU Directives relevant to classification, packaging and labeling or dangerous preparations.
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
Avoidance, recovery and disposal of waste. Legislative Decree 152/06, part 4 incorporates the principle of
‘polluters pay’ and further provides for cradle to the grave liability for wastes.
Water protection. Legislative Decree 152/2006, part 3, defines the authorization procedure and discharge limits, in order to protect surface and underground water. Surface water and groundwater are, as public utilities, subject to a public management and utilization regulation which leaves the allocation of users’ rights at official discretion.
Soil protection. The protection and care of soil as an environmental medium and part of the ecosystem is promoted by Legislative Decree 152/06, which essentially follows the Ministerial decree 471/1999 with some simplification as far as documentation is concerned. Soil protection measures, preventative or remedial, aim at avoiding or reducing substance inputs into the soil, or removing already existing soil damage. The Legislative decree sets forth both the acceptable limits and the rules for monitoring communication and reclamation.
Health and safety
The Health and Safety at Work Legislative decree 626/1994 provides for protection of the health and safety of employees. It places the employer under a duty to assess hazards at the workplace, to take appropriate preventive and protective measures, and to instruct employees about risks and relevant measures. The employer must take precautions for especially hazardous areas and situations and provide preventive occupational healthcare.
United States
Environmental compliance
Sasol NA and Merisol are subject to numerous federal, state, and local laws and regulations that regulate the discharge of materials into the environment or that otherwise relate to the protection of human health and the environment. As with the chemical industry, generally, compliance with existing and anticipated environmental, health, safety, and process safety laws and regulations increases the overall cost of business, including capital costs to construct, maintain, and upgrade equipment and facilities. These laws and regulations have required, and are expected to continue to require, Sasol NA and Merisol to make significant expenditures of both a capital and expense nature. Environmental compliance expenditures for our interest in Merisol and Sasol NA’s manufacturing sites for the next 5 years are estimated to range from US$9 million to US$13 million per year.

Under the agreement for the acquisition of Condea, the whole of RWE-DEA AG’s chemical business which we renamed Sasol Chemie, we received indemnities from the seller, RWE-DEA AG, for most of the costs of operational compliance with respect to conditions existing on or before 1 March 2001. These indemnities expired on 1 March 2006.
The Louisiana Department of Environmental Quality (LDEQ) in 2000 issued to Sasol NA four violations of state and federal air emission laws and regulations. These allegations assert violations of air-based reporting and record-keeping requirements, as well as minor exceedance of permitted air emissions. Sasol NA settled the
LDEQ air enforcement action in 2006 for a penalty of US$ 50,000 and performance of a Beneficial
Environmental Project valued in the settlement at US$ 165,000.
The Baltimore Plant received Clean Air Act Section 114 and RCRA Section 3007 information requests from the US EPA in 2006. The Baltimore Plant also received notices of violations in 2006 from US EPA with respect to compliance with spill control and countermeasures and hazardous waste regulations, but no penalties were assessed.
Remedial action
Active and former manufacturing sites. Sasol NA has been investigating and the remediation soil and groundwater contamination at the Lake Charles chemical complex (LCCC) and Baltimore plant sites resulting from historical operations under orders issued by LDEQ and the Maryland Department of the Environment
(MDE). The Vinyl Chloride Monomer (VCM) Plant which was sold to Georgia Gulf in 1999 is also subject to
US Resource Conservation and Recovery Act (RCRA) corrective action requirements. The Baltimore Plant is monitoring the natural attenuation of hydrocarbon contaminants in the groundwater and regularly reporting to
MDE and is not being actively remediated. The current costs of monitoring the Baltimore Plant site and the
VCM Plant site and any foreseeable remediation costs are not expected to be material.
In addition to Sasol NA’s operating sites, Sasol NA also has retained liability to Georgia Gulf Corporation for the remediation of four manufacturing operations sold in November 1999 and located in Mansfield,
Massachusetts, Aberdeen, Mississippi, Jeffersontown, Kentucky, and Oklahoma City, Oklahoma. The Mansfield
site, which is still owned by Sasol NA, has been extensively investigated and remediated since 1991, and the remediation of groundwater and an area of soil contamination is ongoing. The Aberdeen plant site has also been investigated under several orders issued by state authorities, and several areas of contamination have been remediated. Property to the west of the Aberdeen plant was purchased in 2002 and part of the plume migrating off-site was delineated and contained on-site during 2003. Further investigations of part of the Aberdeen site are still being performed and the need for further remediation is currently being investigated.
Under the agreement for the acquisition of Sasol Chemie, most of Sasol NA’s costs of the remediation contamination from historical operations at its active and sold sites are being indemnified by RWE-DEA AG, and will continue to be indemnified until at least 1 March 2023 in respect of Lake Charles and Baltimore, and in perpetuity in respect of the Mansfield, Aberdeen, Jeffersontown, and Oklahoma City sites. In addition to indemnities from RWE-DEA AG, Sasol NA also has indemnities from some of its predecessors— British
Petroleum for Mansfield and Reichhold Chemical for Jeffersontown—for contamination resulting from those companies’ operations at the sites. Sasol NA does not expect costs to address contamination at these sites to have a material effect on operations or results.
Calcasieu Estuary CERCLA Site. In June 1999, Sasol NA and other Calcasieu Parish industry members received letters from USEPA making demand under Section 107 of the Comprehensive Environmental Response,
Compensation, and Liability Act (CERCLA) for past costs and future remedial investigation, remediation, and restoration costs associated with the Calcasieu Estuary. The Calcasieu Estuary, which includes the Calcasieu
River and several major tributaries in the vicinity of Lake Charles, Louisiana, has received releases and discharges from Parish industry since the 1930s. Bayou Verdine has historically received releases and discharges from the Conoco Lake Charles Refinery beginning in the 1940s and from the LCCC beginning in the 1960s. The
“Bayou Verdine Area of Concern” is one of the areas of concern of the Calcasieu Estuary CERCLA Site.

In 1999 and 2000, ConocoPhillips and Sasol NA completed a voluntary joint remedial investigation of
Bayou Verdine under the oversight of state and federal authorities. In 2001, ConocoPhillips and Sasol NA completed ecological and human health risk assessments of Bayou Verdine and in 2002 performed an
Engineering Evaluation and Cost Analysis (EE/CA) of removal actions for Bayou Verdine under an
Administrative Order on Consent (AOC) with USEPA.
Beginning in October 2002, ConocoPhillips and Sasol NA performed a sediment removal action for a relatively small area of elevated EDC concentrations located near the confluence of Sasol NA’s West Ditch and
Bayou Verdine. The West Ditch Project was completed in July 2003 at a cost to Sasol NA of about
US$ 2 million. To date, no third party claims have been filed in connection with the West Ditch Project.
The EE/CA also recommends removal actions for the “Main Channel Area” of Bayou Verdine.
ConocoPhillips and Sasol NA intend to perform the Main Channel Removal Action under a Consent Decree which will be negotiated in 2005 and 2006. Under a Consent Decree, ConocoPhillips and Sasol NA hope to resolve all of the government’s CERCLA claims against the companies in connection with the Calcasieu Estuary and will receive protection against CERCLA contribution claims by other “Potentially Responsible Parties”
against the companies. An agreement in principle has been reached with US EPA and the resource trustees concerning the scope of Main Channel and natural resource restoration projects and the amount of past agency response costs to be reimbursed by Sasol NA and ConocoPhillips. Sasol NA will pay 10% of these costs.
Sasol NA’s total estimated liability for its share of Bayou Verdine and the Calcasieu Estuary CERCLA Site is about US$ 1.7 million. Under the agreement for the acquisition of the Condea group (now renamed Sasol
Chemie), 80% of Sasol NA’s Estuary-related remediation costs are expected to be indemnified by
RWE-DEA AG, and will continue to be indemnified until 1 March 2023.
Mozambique
In Mozambique, Sasol operates a processing plant and associated facilities for the extraction, processing and transportation of natural gas. The Central Processing Facility has been in operation since 18 February 2004.
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
In 2004 the Mozambican operations were certified in terms of ISO 14001 and ISO 9001. Sasol Petroleum
Temane Limitada, our Mozambican subsidiary, received OHSAS 18001 certification during January 2006.

We are currently involved in de-mining and seismic activities inside the exploration area. These activities are governed by best practice environmental management approaches and periodic reports on environmental performance are submitted to MICOA. The seismic lines are aligned so that they avoid dwellings and no resettlement, temporary or permanent, is foreseen. Compensation due to affected community members as a result of these activities is being undertaken under the Resettlement and Compensation Procedures for the
Natural Gas Project, approved by the Mozambican Ministerial Project Liaison Committee in early 2003.
During the year, we signed agreements with the Mozambican government for two off-shore blocks in the
Indian Ocean. Seismic activities are due to start on these blocks following a detailed Environmental Impact
Assessment (EIA) process. To ensure an open and transparent process, Sasol will promote wide and active public consultation and engagement with all identified stakeholders. This will be governed by the new EIA
Regulations, as will the planned expansion aimed at the de-bottle necking of the gas processing and transporting facilities of the Natural Gas Project.
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
Other countries
In a number of other countries we are engaged in various activities that are regulated by local and international laws, regulations and treaties. In Malaysia, China and other countries, we operate plants and facilities for the storage, processing and transportation of chemical substances, including feedstock, products and wastes. In Qatar, the United Arab Emirates, Nigeria, Gabon, Equatorial Guinea and other countries, we are involved, or are in the process of being involved, in exploration, extraction, processing/or storage and transportation activities in connection with feedstock, products and waste relating to natural gas, petroleum and chemical substances. Our operations in the respective jurisdictions are subject to numerous laws and regulations relating to exploration and mining rights and the protection of safety, health and the environment.

4.C
Organizational Structure
Sasol Limited is the ultimate parent of the Sasol group of companies. Our wholly owned subsidiary, Sasol
Investment Company (Pty) Limited, a company incorporated in the Republic of South Africa, holds our interests in companies incorporated outside South Africa. The following table presents each of Sasol’s significant subsidiaries (including direct and indirect holdings), the nature of business, percentage of shares of each subsidiary owned and the country of incorporation at 30 June 2006.
Percentage
Country of
Name
Nature of business
ownership
incorporation
Sasol Mining (Pty) Limited Coal mining activities 100 South Africa
Sasol Synfuels (Pty) Limited Production of liquid fuels, gases and chemical 100 South Africa products and refining of tar acids
Sasol Technology (Pty) Engineering services, research and 100 South Africa
Limited development and technology transfer
Sasol Financing (Pty) Limited Management of cash resources, investment 100 South Africa and procurement of loans
Sasol Investment Company Holding company of the group’s foreign 100 South Africa
(Pty) Limited investments
Sasol Chemical Industries Production and marketing of mining 100 South Africa
Limited
explosives, gases, petrochemicals and,
fertilizers
Sasol Gas Holdings Holding company for the group’s gas 100 South Africa
(Pty) Limited interests
Sasol Oil (Pty) Limited Marketing of fuels and lubricants 100
1
South Africa
Republic of Mozambique Owning and operating the natural gas 75
2
South Africa
Pipeline Investments transmission pipeline between Temane
Company (Pty) Limited
in Mozambique and Secunda in South
Africa for the transportation of natural
gas produced in Mozambique to markets
in Mozambique and South Africa
Sasol Chemical Holdings Investment in the Sasol Chemie group 100 South Africa
International (Pty) Limited
Sasol Chemicals Europe Marketing and distribution of chemical 100 United Kingdom
Limited products
Sasol Chemicals Pacific Marketing and distribution of chemical 100 Hong Kong
Limited products
Sasol-Chem Inc. Marketing and distribution of chemical 100 United States products
Sasol Financing Management of cash resources, investment 100 Isle of Man
International plc and procurement of loans
Sasol Gas Limited Marketing, distribution and transportation 100 South Africa of pipeline gas and the maintenance of
pipelines used to transport gas
Sasol Oil International Limited Buying and selling of crude oil 100
1
Isle of Man
Sasol Petroleum International Exploration, production, marketing and 100 South Africa
(Pty) Limited distribution of petroleum and natural gas

Percentage
Country of
Name
Nature of business
ownership
incorporation
Sasol Polymers International Holding company for Sasol Polymers’ 100 South Africa
Investments (Pty) Limited foreign investments
Sasol Synfuels International Develop and implement international 100 South Africa
(Pty) Limited GTL and CTL ventures
Sasol Wax International Holding company for Sasol Wax operations 100 Germany
Aktiengesellschaft
Sasol Wax GmbH Production, marketing and distribution of 100 Germany waxes and wax related products
Sasol Wax (SA) (Pty) Limited Production, marketing and distribution of 100 South Africa waxes and wax related products
Tosas Beherend (Pty) Limited Investment holding company 100 South Africa
National Petroleum Refiners of Refining crude oil 64 South Africa
South Africa (Pty) Limited
Sasol Chemie GmbH Investment in Sasol Germany GmbH 100 Germany
and Co. KG and Sasol Olefins and Surfactants GmbH
Sasol Germany GmbH Production, marketing and distribution of 100 Germany olefin and surfactant products
Sasol Italy SpA Manufacturing, trading and transportation 100
3
Italy
of oil products, petrochemicals and
chemical products and derivatives
Sasol North America Inc. Manufacturing of commodity and 100
3
United States
speciality chemicals
1.
25% interest in Sasol Oil (Pty) Limited was sold to Tshwarisano LFB Investment (Pty) Limited effective 1 July 2006.
2.
CMG is finalizing its financing arrangements for the exercise of its option to acquire a 25% interest in ROMPCO.
3.
Subsidiaries which form part of our discontinued operations.
4.D
Property, plants and equipment
Plants and facilities
We operate coal mines and a number of plants and facilities for the storage, processing and transportation of oil, chemicals and gas related raw materials, products and wastes. For a detailed discussion regarding the use, capacity and products of these facilities provided for each business see “Item 4.B – Business overview”.
Coal mining facilities
Our main coal mining facilities are located at the Secunda Mining Complex, consisting of underground mines (Bosjesspruit, Brandspruit, Middelbult, Syferfontein and Twistdraai export mine) and the Sigma Mining
Complex, consisting of underground mines (Mohlolo and Mooikraal) near Sasolburg.
Pages M–2 to M–4 include maps showing the location of our coal properties and major manufacturing plants in South Africa.
Our Secunda facilities
Our main manufacturing facilities are located at Secunda and they are the base for numerous of our
Synfuels operations and a range of our chemical industries operations, including explosives, fertilizers, monomers and polymers, solvents, alpha olefins and tar. The approximate size of this property is 82.5 square kilometers (km  ).
2

Our Sasolburg facilities
Our facilities at Sasolburg are the base for numerous of our chemical industries operations, including ammonia, explosives, mining chemicals, phenols, solvents, polymers, fertilizers, tars and waxes operations. The approximate total size of these properties is 51.4 km
2
.
The size of the Natref refinery, also based in Sasolburg, is approximately 1.1 km.
2

Our Mozambican facilities
Our natural gas processing operations in Mozambique are operated by Sasol Petroleum Temane Limitada
(a subsidiary of Sasol Petroleum International). These facilities, located some 700 km north of the Mozambican capital, Maputo, on a site of approximately 400,000 m
2
, extract and process gas from the Temane gas field. The
processed gas is supplied to the South African gas market, utilizing a newly installed high pressure pipeline, some 865 km in length owned by ROMPCO.
Our facilities in Germany
Various operations of Sasol Solvents are based at a number of locations in Germany, most significant of these facilities are at Marl (site size approximately 160,000 m
2
; plant size 75,000 m
2
) and Moers site (site size
approximately 808,000 m
2
; plant size 400,000 m
2
). Sasol Wax facilities are based in Hamburg.
Various operations of Sasol Olefins & Surfactants are based at a number of locations in Germany. The most significant of these facilities are at Brunsbüttel (site size approximately 1.5 million m
2
; plant size 500,000 m ).
2
Our facilities in Italy
Various operations of Sasol Olefins & Surfactants are based at a number of locations in Italy. The primary facilities are at Augusta (site size approximately 1.35 million m
2
; plant size 220,000 m
2
) and Terranova (site size
approximately 185,000 m
2
; plant size 75,000 m  ).
2

Our facilities in the United States
Various operations of Sasol Olefins & Surfactants are based at a number of locations in the United States.
The most significant of these facilities are located at Lake Charles, Louisiana (site size approximately 3 million
m
2
; plant size 540,000 m
2
) and in Baltimore, Maryland (site size approximately 293,000 m  ;
2

plant size 255,000 m  ).
2

Merisol also has operations based at Oil City, Pennsylvania and Houston and Winnie, Texas.
For more information regarding capital expenditure in respect of these properties and the related facilities and operations, see “Item 4.A – History and development of the company – Capital expenditure” for a description of our material plans to construct, expand and enhance our facilities.

Mining properties and operations
Mine systems and their production capacity
Sasol Mining operates six mines, the annual nominated capacities and actual production values are indicated in the following table:
Nominated capacity and production
Nominated
2006
capacity
Actual
Mine
per year
1
production
(Mt)
(Mt)
Bosjesspruit Mine (Secunda) 8.1 7.8
Brandspruit Mine (Secunda) 8.4 8.2
Middelbult Mine (Secunda) 8.2 9.3
Syferfontein Mine (Secunda) 8.7 8.8
Twistdraai Export Mine (Secunda) 10.6 10.5
Sigma Mine (Mohlolo and Mooikraal) (Sasolburg) 1.7 1.6
1.
The 2006 nominated capacity of the mines is the expected maximum production of that mine during normal operational hours.
All mines employ the underground room and pillar mining method, using continuous miners. At Sasolburg, the Sigma Mine was first established in 1950. In the Secunda area, production at the first two mines, Brandspruit and Bosjesspruit commenced in 1977. Twistdraai and Middelbult followed during the early 1980s, while
Syferfontein started production in 1992. In 1996, the Twistdraai Export Mine was commissioned. The mine boundaries are adjusted into new reserve areas with brownfield extensions, facilitated by satellite shaft systems, based on ongoing studies and new planning. All the production equipment is either replaced or overhauled on a regular basis according to a managed maintenance system.
Processing operations
Export business – Secunda operations. The export business was initiated in August 1996 as part of a growth strategy. To date, a total of 32.5 Mt of coal has been exported, beneficiated from 86.1 Mt at the
Twistdraai Export Plant from 1996 through 2006. Coal is fed to the beneficiation plant from the existing
Twistdraai Export Mine. The beneficiation plant produces primary export product with an ash content of approximately 10.3% as well as a secondary product for the Sasol Synfuels market.
The export beneficiation plant has a design throughput capacity of 10.5 Mt per year. In 2006, 10 Mt was processed. The plant consists of a primary and secondary stage. The primary stage comprises three modules with two feed streams each. The coal is fed at a rate of 550 tons per hour into two 800 millimeter (mm) diameter dense medium cyclones per feed stream. There are a total of 18 cyclones in the primary stage. The secondary stage consists of two modules with two 1,000 mm diameter dense medium cyclones.
The run of mine (ROM) coal is transported via overland conveyor belts to the export beneficiation plant from the Twistdraai export mine. The export product is loaded onto trains by means of a rapid load-out system, and then transported to the Richards Bay Coal Terminal in KwaZulu-Natal.
The existing capacity at the Richards Bay Coal Terminal is 72 Mt per year. Sasol Mining has a 5% share in this terminal, which relates to an existing entitlement of 3.6 Mt per year. It is expected that the planned Richards
Bay Coal Terminal expansion project will increase the total throughput capacity to 82 Mt.
Sasol Coal Supply – Secunda operations. Sasol Coal Supply operates the coal handling facility between
Sasol Mining and Sasol Synfuels by stacking and blending coal on six stockpiles of 110,000 tons each.

The Sasol Coal Supply operation has a stockpile capacity of 660,000 tons, which is turned over approximately 1.5 times per week. In addition, there is a reserve stockpile capacity of more than 2.2 Mt. The objectives of this facility are:
• to homogenize the coal quality supplied to Sasol Synfuels;
• to keep the Sasol Synfuels bunkers full with a product that conforms to customer requirements;
• to maintain a buffer stockpile to ensure even supply; and
• to prevent fine coal generation.
The daily coal supply to Sasol Synfuels is approximately 110,000 tons to 118,000 tons.
Coal exploration techniques
Sasol Mining’s geology department employs several exploration techniques in assessing the geological risks associated with the exploitation of the coal deposits. These techniques are applied in a mutually supportive way to achieve an optimal geological model of the relevant coal seams, targeted for production purposes. The
Highveld Basin is considered to be structurally complex when compared to the other coalfields in South Africa where mining activities are taking place. As a result, Sasol Mining bases its geological modeling on sufficient and varied geological information. This approach is utilized in order to achieve a high level of support to the production environment.
Core recovery exploration drilling. This is the primary exploration technique that is applied in all exploration areas, especially during reconnaissance phases. In and around operational mines, the average vertical borehole density varies from 1:10 to 1:15 (boreholes per hectare), while in medium term mining areas, the average borehole density is in the order of 1:25. Usually, the drilling depth ranges from 200m to 250m. Depths of the boreholes drilled vary, depending on the depth to the Pre-Karoo basement, which vary from 160m to
380m. The major application of this technique is to locate the coal horizons, to determine coal quality and to gather structural information about dolerite dykes and sills, and the associated de-volatilization. This information is used to compile geological models and forms the basis of geological interpretation.
Directional drilling (surface to in-seam). Directional drilling from surface to in-seam has been successfully applied for several years. A circular area with a radius of approximately 2km of coal deposit can be covered by this method, from one drill site. The main objective of this approach is to locate dolerite dykes and steep dipping dolerite sills, as well as faults with displacements larger than the coal seam thickness.
Horizontal drilling. This technique is applied to all operational underground mines and supplies short-term
(minimum three months) exploration coverage per mining section. No core is usually recovered, although core recovery is possible, if required. The main objective is to locate dolerite dykes and steep dipping sills intersecting the coal mining horizon, by drilling horizontal holes in the coal seam from a mined out area.
A drilling reach of up to 1km is possible, although the average length is usually 800m.
Aeromagnetic surveys. All exploration areas are usually aero-magnetically surveyed before the focused exploration is initiated. The main objective is to locate dolerite sills and dykes, as well as large-scale fault zones.
Airborne electro-magnetic surveys. Due to the occurrences of non-magnetic dolerite dykes and sills, it has been necessary to survey certain exploration areas electro-magnetically to pinpoint these structures to optimize mine deployment.
Geophysical wireline surveys of directional boreholes. Geophysical surveys are routinely conducted in the completed directional drilled boreholes. This resulted in the availability of detailed information leading to increased confidence of the surface directional drilling results. This technique has also been applied in underground directional drilling with excellent results.

Secunda operations
The coal supplied to Sasol Synfuels is the raw coal mined on the tied mines and the secondary product from the export mine’s beneficiation plant.
Extensive geological exploration has been done in the coal resource areas. Annually, additional exploration is undertaken to update and refine the geological models, which allows accurate forecasting of geological conditions and coal qualities, for the effective planning and utilization of the coal reserves.
Computation and storage of geological information
Geological information is stored in a Sequel Server database. Data validation and quality checking through several in-house methods is conducted regularly. Data modeling is conducted by manual interpretation and computer-derived geological models, using the Minex 5 edition of the SURPAC/MINEX software. Reserves and composite qualities are computed using established and recognized geo-statistical techniques.
General stratigraphy
The principal coal horizon, the Number 4 Lower Coal Seam, provides some 90.8% of the total proven and probable reserves. The Number 4 Lower Coal Seam is one of six coal horizons occurring in the Vryheid
Formation of the Karoo Supergroup, a permo-carboniferous aged, primarily sedimentary sequence. The coal seams are numbered from the oldest to the youngest.
Characteristics of the Number 4 Lower Coal Seam. The Number 4 Lower Coal Seam is a bituminous hard coal, characterized by the following borehole statistics:
• The depth to the base of the seam ranges from 40m to 241m with an average depth of 135m below the surface topography. All the current mining done on this seam is underground.
• The floor of the seam dips gently from north to south at approximately 0.5 degrees.
• The thickness of the seam varies in a range up to 10.0m with a weighted average thickness of 3.30m. In general, thinner coal is found to the south and thicker coal to the west adjacent to the Pre-Karoo basement highs.
• The inherent ash content (air dried basis) is an average 24.5%, which is in-line with the coal qualities supplied during the past 29 years to Sasol Synfuels.
• The volatile matter content is tightly clustered around a mean of 22.8% (air dried).
• The total sulfur content (air dried), which primarily consists of mineral sulfur in the form of pyrite and minor amounts of organic sulfur, averages 1.08% of the total mass of the coal.
The other potential coal seam is:
• The Number 2 Coal Seam, which provides an additional tonnage to the reserve in one area and is being evaluated in a number of other areas to provide supplemental reserve tonnage.
Mining parameters and assumptions used during reserve estimation
• Minimum Mining Height (meters); the minimum mining height used is 2.2m. The exception is
Bosjesspruit mine, where the height is 2.0m.
• Maximum mining height (meters): the maximum mining height used is 4.8m (Syferfontein).
• Primary Safety factor.
1
:
the safety factor used in the mine planning, for primary development, in normal ground conditions is 1.8.
• Secondary Safety factor.
1
:
the safety factor used in the mine planning, for secondary development, in normal ground conditions is 1.6.

• Minimum dry ash free volatile matter content: the dry ash free volatile matter content gives an indication of devolatilized coal. During estimations, areas with a dry, ash free volatile matter content of less than 28%, are excluded, and considered to be devolatilized coal areas.
• Geological loss factor: the geological loss factors vary in the respective blocks from 5.2% (Brandspruit)
to 35% (Block 5 East). The geological loss factor is a discount factor applied to the gross in situ tonnage to take into account as yet unobserved geological features, which may occur. The geological loss factor is therefore a function of the borehole density and known geological complexity of the area, as well as the judgment of the competent person involved.
• Mine layout losses: the mine layout loss factors, expressed as a percentage of the in situ coal reserves vary between 11% (Rooipoort) and 28% (Block 5 East). The mine layout loss factor is a discount factor required to account for the expected loss of coal reserves, due to actual mining activities, not reaching the defined boundary of the minable in situ coal reserve block. The mine layout loss factors applied are therefore a function of the complexity of the depicted actual and anticipated geological structures and the actual historical loss factors experienced.
• Mine method losses: the mine method loss factor, expressed as a percentage of the minable in situ coal reserves vary between 40.4% (Twistdraai) and 50.6% (Syferfontein). The mine method loss factor is the discount factor required to account for the expected loss of coal reserves, due to actual mining activities, which requires support pillars to be left in situ. The mine method loss factors applied are therefore a function of the mine method used and planned to be used, as well as the actual historical loss factors experienced.
• Contamination factor: the contamination factor expressed as a percentage of the extractable coal reserve, vary between 0% (Syferfontein) and 2.7% (Middelbult). The contamination factor refers to the extraneous coal and non-coal material which is unintentionally added to the practical mining horizon, as a result of the mining operations. The contamination factors applied are therefore a function of expected geological conditions in the immediate roof and floor of the mining horizon, as well as the actual and historical contamination factors experienced.
• Superficial moisture factor: the superficial moisture factor, expressed as a percentage of the extractable coal reserve, vary between 4.5% (Middelbult) and 3.1% (Brandspruit). The superficial moisture refers to the extraneous moisture added to the extracted coal as a result of the mining operations. The factors applied are therefore based mostly on the historical factors experienced.
1.
The safety factor is calculated by dividing the strength of the pillar by the stress acting on the pillar. The strength of the pillar is determined by the inherent strength of the coal material, the width of the pillar and the height of the pillar. The stress on the pillar is the result of the pillar load, which is determined by the depth of mining, the pillar width and the bord width.
Reserve estimation (remaining reserves at 31 March 2006)
We have approximately 4.0 billion tons (Bt) of gross in situ proven and probable coal reserves in the
Secunda Deposit and approximately 1.5 Bt of recoverable reserves. The coal reserve estimations are set out in the table 1 below. The different reserve areas are depicted on a map on page M–4, as well as whether the reserve areas are allocated or not.

Table 1.
Coal reserve estimations
1
in the Secunda area where Sasol Mining has interim statutory rights (old order mining rights), for which applications were submitted to convert to mining rights in terms of the Mineral and Petroleum Resources Development Act, Act 28 of 2002
Gross in
Mine
situ coal
Geological
layout
Extraction
Recoverable
Beneficiated
resource
2
discount
losses
rate
reserves
3
yield
Proven/
Reserve area
(Mt)
5
(Mt)
5
(Mt)
5
(%)
(Mt)
5
(%)
probable
Middelbult Mine 851 180 168 57 306 100 Proven
Bosjesspruit Mine 502 55 115 54 189 100 Proven
Twistdraai Mine 166 30 24 60 71 P40, S36
4
Proven
Syferfontein Mine 508 40 56 49 212 100 Proven
Brandspruit Mine 169 9 36 53 69 100 Proven
Rooipoort Area 300 49 28 55 129 100
6
Probable
Evander Town 30 6 6 58 11 100 Probable
Secunda Town 88 18 18 54 30 100 Probable
Block 2, Number 4 seam 810 219 148 59 273 100 Probable
Block 2, Number 2 seam 370 100 68 59 125 100 Probable
Block 5 East 184 64 34 51 47 100 Probable
Total Secunda Area
3,978
1,462
1.
The coal reserve estimations in this table were compiled under supervision of Mr. Phill Grobler Pr. Nat. Sci
(Professional Natural Scientist). The “South African Code for Reporting of Minerals Resources and Minerals reserves,
(The SAMREC Code)”dealing with competence and responsibility, paragraph 4.1, state: Documentation detailing exploration results, mineral resources and mineral reserves estimates from which a public report on exploration results, mineral resources and mineral reserves is prepared, must be prepared by or under the direction of, and signed by, a competent person. Paragraph 4.3 states: A competent person is a person who is a member of the South African Council for Natural Scientific Professions. Mr. JD Conradie, on behalf of Gemecs (Pty) Limited reviewed the correctness of the methodology and the assumptions used to obtain coal resource/reserve estimations in tables 1 and 2.
2.
The gross in Situ coal resource is an estimate of the coal tonnage, contained in the full coal seam above the minimum thickness cut off and relevant coal quality cut off parameters. No loss factors are applied and seam height does not include external dilution or contamination material.
3.
The recoverable coal reserve is an estimate of the expected recovery of the mines in these areas and is determined by the subtraction of losses due to geological and mining factors and the addition of dilutants such as moisture and contamination.
4.
The P% refers to the yield export product from the recoverable coal reserve and the S% refers to secondary product yield, which will be supplied to the Synfuels factory. The balance of this is discard material.
5.
Mt refers to 1 million tons. Reference is made of tons, each of which equals 1,000 Kilograms, approximately
2,205 pounds or 1,102 short tons.
6.
The Rooipoort area contains some coal which can be beneficiated for the export market. Investigations to prove the viability of beneficiation are underway.

Coal qualities per associated reserve estimation (remaining reserves at 31 March 2006)
In tables 2 and 3, additional information regarding coal qualities is provided.
Table 2.
Coal qualities, on an air dry basis, in respective coal reserve areas, where Sasol Mining has interim statutory rights (old order mining rights), in the Secunda mining complex, for which applications were submitted to convert to mining rights, in terms of the Mineral and Petroleum Resources Development Act,
Act 28 of 2002
Average
Average
Heat
inherent superficial
value
moisture moisture
Steam/
(air dry
Sulfur
Wet/dry
content
content
Assigned/
metallurgical basis)
(air
dry
Reserve area
tons
(%)
(%)
unassigned
coal
MJ/kg
basis)
Middelbult Mine Wet 4.3 4.5 Assigned Steam 20.9 0.8
Bosjesspruit Mine Wet 3.7 3.6 Assigned Steam 22.1 1.4
Twistdraai Mine Wet 3.8 4.1 Assigned Steam 21.2 1.1
Syferfontein Mine Wet 6.3 4.3 Assigned Steam 22.4 0.7
Brandspruit Mine Wet 4.1 3.5 Assigned Steam 18.9 1.3
Rooipoort Area Wet 3.8 3.1 Assigned Steam 21.2 1.1
Evander Town Wet 4.3 3.1 Unassigned Steam 21.1 0.8
Secunda Town Wet 3.8 3.1 Unassigned Steam 21.6 1.0
Block 2, number 4 seam Wet 4.3 4.5 Unassigned Steam 21.5 0.9
Block 2, number 2 seam Wet 3.9 4.5 Unassigned Steam 19.6 0.7
Block 5 East Wet 3.7 3.1 Unassigned Steam 20.8 1.0
Table 3.
Coal qualities, on an as received basis, in respective coal reserve areas, where Sasol Mining has interim statutory rights (old order mining rights), in the Secunda mining complex, to convert to mining rights in terms of the Mineral and Petroleum Resources Development Act, Act 28 of 2002
Average
Average
Heat
inherent superficial
value (as Sulfur
moisture moisture
Steam/
received (as
Wet/dry
content
content
Assigned/
metallurgical basis)
received
Reserve area
tons
(%)
(%)
unassigned
coal
MJ/kg
basis)
Middelbult Mine Wet 4.3 4.5 Assigned Steam 20.3 0.8
Bosjesspruit Mine Wet 3.7 3.6 Assigned Steam 21.3 1.4
Twistdraai Mine Wet 3.8 4.1 Assigned Steam 20.6 1.1
Syferfontein Mine Wet 6.3 4.3 Assigned Steam 21.5 0.7
Brandspruit Mine Wet 4.1 3.5 Assigned Steam 18.2 1.3
Rooipoort Area Wet 3.8 3.1 Assigned Steam 20.5 1.1
Evander Town Wet 4.3 3.1 Unassigned Steam 21.1 0.8
Secunda Town Wet 3.8 3.1 Unassigned Steam 20.9 1.0
Block 2, number 4 seam Wet 4.3 4.5 Unassigned Steam 20.8 0.9
Block 2, number 2 seam Wet 3.9 4.5 Unassigned Steam 19.0 0.7
Block 5 East Wet 3.7 3.1 Unassigned Steam 20.3 1.0

Criteria for proven and probable
Over and above the definitions for coal reserves, probable coal reserves and proven coal reserves, set forth in Industry Guide 7, under the US Securities Act of 1933, as amended, which are included in our glossary, we consider the following criteria to be pertinent to the classification of the reserves.
Probable reserves are those reserve areas where the drill hole spacing is sufficiently close in the context of the deposit under consideration, where conceptual mine design can be applied, and for which all the legal and environmental aspects have been considered. Probable reserves can be estimated with a lower level of confidence than a proven coal reserve. Currently this classification results in variable drill spacing depending on the complexity of the area being considered and is generally less than 500 meters, although in some areas it may extend to 880 meters. The influence of increased drilling in these areas should not materially change the underlying geostatistics of the area on the critical parameters such as seam floor, seam thickness, ash and volatile content.
Proven reserves are those reserves for which the drill hole spacing is generally less than 350 meters, for which a complete mine design has been applied which includes layouts and schedules resulting in a full financial estimation of the reserve. This classification has been applied to areas in the production stage or for which a detailed feasibility study has been completed.
Legal rights on coalfields
Mineral rights were substituted with interim statutory rights in accordance with the transitional provisions of the Mineral and Petroleum Resources Development Act, 2002 (Act 28 of 2002), which came into effect on
1 May 2004. Sasol, therefore, hold these interim statutory rights (old order mining rights), to mine more than
98% of the mineral rights previously owned in the Secunda area. Sasol holds four old order mining rights,
(previously Section 9 mining authorizations under the repealed Minerals Act), consisting of 157,000 hectares of coal rights. In terms of the aforementioned transitional provisions, Sasol must convert these interim rights to mining rights by May 2009. Applications for the conversion of the four old order mining rights have been submitted to the Department of Minerals and Energy during April 2006. See also “Item 4.B Business Overview
– Regulation of mining activities in South Africa”.
Sasolburg operations
Exploration history
The Northern Free State area was first explored in the late 1930s. The exploration was conducted by drilling core recovery boreholes over the current Sasolburg area. Some boreholes were initially drilled by the
South African government. The Sigma mine was established in 1950. Subsequent drilling by the General Mining and Finance Corporation in the 1960s identified more coal reserves in the southwest of the existing Sigma Mine as well as extensions to the south and east. Page M–3 includes a map showing the location of our Sasolburg coal operations.
Drilling conducted by Sasol Mining has continued to the present. All analytical work was initially done by the state laboratory, the Fuels Research Institute. More recently, it was conducted by the laboratories of the
South African Bureau of Standards in Pretoria (now Coal and Mineral Technology).
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

Selective mining within coal seams implies that strict horizon control is exercised to maintain mining on the selected horizon. This has been done very successfully at the old Sigma underground operations and at the
Mohlolo underground operation, which was closed during the year. The same principles will be applied at the
Mooikraal Mine. In the visible coal seam a well-defined marker within the seam assists in the identification and verification of the pre-determined minable horizon underground, even in areas where the coal seam is displaced by faulting.
In general, the quality of the coal (the ash yield or the fixed carbon content) deteriorates from the base of the coal seam to the top of the coal seam.
In-seam occurrence of inorganic material is rare in the selected minable area and may consist of locally developed carbonaceous mudstone lenses. Inorganic material occurs mainly towards the top of the coal seam, but has been excluded from the selected minable horizon.
Sigma Mine has been active since 1950 and has completed total extraction of room and pillar and longwall mining on both the major coal seams. The operations at the Mohlolo underground mines, developed from the highwalls of the Wonderwater strip mine, was closed during 2006.
The development of the Mooikraal mine is on schedule and production has started from the mine. The current expected production (2007) is 1.6 Mt per year, where the number 3 B seam is mined.
Selected mining horizon
The determination of the selected mining horizon is driven primarily by the required coal quality for the steam process at Sasol Infrachem. In order to define the mining horizon, detailed sampling, with associated coal seam descriptions, are conducted. From this, both a visual and chemical correlation of the plies are made.
Reserve estimation
Sasol Mining has 28 Mt proven recoverable coal reserves for supply to Sasol Infrachem for steam generation from the number 3B coal seam. The reserve estimation is depicted in Table 4 below.
Table 4.
Coal reserve estimation
1
of proven and probable reserves, in areas where Sasol Mining has interim statutory rights (old order mining rights) in the Sasolburg mining complex, to be converted to mining rights pursuant to the Mineral and Petroleum Resources Development Act, Act 28 of 2002
Gross in
Mine
Recoverable
situ coal
Geological
layout Extraction
coal
Proven/
Coal
resource
2
discount
losses
rate
reserves
3&4
probable
Reserve area
seam
(Mt)
5
(Mt)
5
(Mt)
5
(%)
(Mt)
5
(%)
Mooikraal 3B 81 12 6 43 28 Proven
Mooikraal (Remainder) 3B 19 3 1 43 7 Probable
Mooikraal South(devol)
6
3B 1100 16 8 43 38 Probable
Total Sasolburg area
210
73
1.
_______
________
Mr. B Fourie compiled the coal reserve estimations in this table, under the supervision of Mr. Phill Grobler Pr.Nat.Sci.,
Divisional Manager, Strategic Capacity Management, Sasol Mining. The “South African Code for Reporting of
Minerals Resources and Minerals reserves, (The SAMREC Code)”dealing with competence and responsibility, paragraph 4.1 states: Documentation detailing exploration results, mineral resources and mineral reserves estimates from which a public report on exploration results, mineral resources and mineral reserves is prepared, must be prepared by or under the direction of, and signed by, a competent person. Paragraph 4.3 states: A competent person is a person who is a member of the South African Council for Natural Scientific Professions (SACNASP).

2.
The gross in situ coal resource is an estimate of the coal tonnage, contained in the full coal horizon, selected for mining, above the minimum thickness cut off and relevant coal quality cut off parameters. No loss factors are applied and seam height does not include external dilution or contamination material.
3.
Recoverable coal reserve refers to the economically minable coal, inclusive of diluting and contaminating material, and allows for losses that may occur when material is mined.
4.
At Sasolburg, no coal beneficiation is conducted with 100% of the recoverable coal supplied to the client.
5.
Mt refers to 1 million tons. One tons equals 1 000 kilograms, approximately 2 205 pounds or 1 102 short tons.
6.
In the southern portion of the Mooikraal reserve area, the coal is overlain by a dolerite sill, which had an effect on the coal seam which is planned to be mined. The reserves in this area is therefore indicated as probable reserves. The reserves’ minebility will be proven once mining is attempted in this area.
Coal qualities per associated reserve estimation (remaining reserves at 31 March 2006)
In tables 5 and 6 additional information regarding coal qualities is provided.
Table 5.
Coal qualities on an Air Dry Basis, per reserve estimation area, in areas where Sasol Mining has interim statutory rights (old order mining rights), in the Sasolburg mining complex, to be converted to mining rights in terms of the Mineral and Petroleum Resources Development Act, Act 28 of 2002.
Average
Average
Heat
inherent superficial
value
moisture moisture
Steam/
(air dry
Sulfur
Wet/dry
content
content
Assigned/
metallurgical basis)
(air
dry
Reserve area
tons
(%)
(%)
unassigned
coal
MJ/kg
basis)
Mooikraal Wet 4.8 3.2 Assign Steam 19.5 0.2
Mooikraal (Remainder) Wet 3.7 3.2 Assign Steam 20.6 0.6
Mooikraal South (devol) Wet 2.9 3.2 Assign Steam 21.2 0.6
Table 6.
Coal qualities on an as received basis, per reserve estimation area, in areas where Sasol Mining has interim statutory rights (old order mining rights), in the Sasolburg mining complex, to be converted to mining rights pursuant to the Mineral and Petroleum Resources Development Act, Act 28 of 2002.
Average
Average
Heat
inherent superficial
value (as Sulfur
moisture moisture
Steam/
received (as
Wet/dry
content
content
Assigned/
metallurgical basis)
received
Reserve area
tons
(%)
(%)
unassigned
coal
MJ/kg
basis)
Mooikraal Wet 4.8 3.2 Assigned Steam 18.9 0.2
Mooikraal (Remainder) Wet 3.7 3.2 Assigned Steam 19.9 0.6
Mooikraal South (devol) Wet 2.9 3.2 Assigned Steam 20.5 0.6

Oil and gas production and exploration operations
SPI, our dedicated oil and gas exploration and production company, currently has reserves in two fields:
• In Gabon, the company holds a 27.75% non-operated interest in the offshore Etame field. An internally determined assessment of oil reserves was conducted during April 2006. As the license held over this property is a Production Sharing Contract, reserves reported represent the net economic interest volumes attributable to the company, after deduction for royalties, grossed up for income taxes.
• In Mozambique, the company holds a 70% operated interest in the Pande and Temane gas fields. An internally determined assessment of gas reserves was conducted during April 2006. Reserves reported represent the net economic interest volumes attributable to the company, after deduction of production tax. Additionally, the volumes booked are restricted to the take-or-pay quantities defined in the gas sales agreement for the 25-year term. A phased approach to field development has been followed and only the
Temane field has currently been developed. Development of the Pande field is planned to begin in 2007.
Reserve and production disclosure
See unaudited supplemental oil and gas information to “Item 18 – Financial statements” for further disclosures of oil and gas operations.
Crude Oil and Condensate
Natural Gas
Other
Mozambique
areas
Total
Mozambique
Total
Millions of barrels
Billions of cubic feet
Proved developed and undeveloped reserves
First estimate
– 9.2 9.2 1,445.0 1,445.0
Production – (1.5) (1.5) (7.0) (7.0)
Balance at 30 June 2004 – 7.7 7.7 1,438.0 1,438.0
Revisions 7.5 2.7 10.2 (24.9) (24.9)
Extensions and discoveries – 1.0 1.0 – –
Production (0.2) (1.6) (1.8) (45.2) (45.2)
Balance at 30 June 2005 7.3 9.8 17.1 1,367.9 1,367.9
Revisions
0.3
0.2
0.5
(6.7)
(6.7)
Extensions and discoveries
0.1
–
0.1
–
–
Production
(0.4)
(1.4)
(1.8)
(55.1)
(55.1)
Balance at 30 June 2006
7.3
8.6
15.9
1,306.1
1,306.1
Proved developed reserves
At 30 June 2004
– 4.3 4.3 375.0 375.0
At 30 June 2005 3.1 4.7 7.8 385.7 385.7
At 30 June 2006
3.1
3.0
6.1
373.5
373.5
The table above records estimates of the reserve quantities held by Sasol, through its various operating entities under Sasol Petroleum International (Pty) Limited.
The oil and gas reserve estimations in this table were compiled by:
• Mr L Williams, Technical Manager (SPI), Bachelor of Science Petroleum and Natural Gas;
• Mr M Waterhouse, General Manager (SPI), Bachelor of Science Geology.

ITEM 4A.
UNRESOLVED STAFF COMMENTS
There are no unresolved written comments from the SEC staff regarding our periodic reports under the
Exchange Act received more than 180 days before 30 June 2006.

ITEM 5.
OPERATING AND FINANCIAL REVIEW AND PROSPECTS
You should read this section along with our consolidated financial statements for the years ended and as at
30 June 2006, 30 June 2005 and 30 June 2004, including the accompanying notes, that are included in this annual report on Form 20-F. The following discussion of operating results and the financial review and prospects as well as our consolidated financial statements have been presented and prepared in accordance with US GAAP.
The Segment review included below is based on our segment results which have been prepared and presented in accordance with IFRS and reconciled to US GAAP, as IFRS information is utilized by the company’s chief operating decision maker in allocating resources and making investment decisions. Certain information contained in the discussion and analysis set forth below and elsewhere in this annual report includes forward-
looking statements that involve risks and uncertainties. See “Item 3.D – Key information – Risk factors” for a discussion of significant factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in this annual report.
5.A
Operating results
Company and business overview
Sasol is an integrated oil and gas company with complementary interests in coal, chemicals and the international development of synthetic-fuel ventures based on our proprietary Fischer-Tropsch technology. We mine coal in South Africa and through Sasol Synfuels, we convert this coal, along with Mozambican natural gas, into fuels and chemical feedstock utilizing our Fischer-Tropsch technology.
We have significant chemical manufacturing and marketing operations in South Africa, Europe, the United
States and Asia. Our chemical portfolios include monomers, polymers, solvents, comonomers, waxes, phenolics, ammonia, fertilizers and commercial explosives.
In South Africa, we refine imported oil into liquid fuels and retail liquid fuels and lubricants produced in our refinery and by Sasol Synfuels through Sasol convenience centres and Exel service stations. We also wholesale fuels in South Africa and export fuels to sub-Saharan Africa. We produce and sell oil in Gabon.
We produce gas in Mozambique for supply to customers and as feedstock for some of our South African fuel and chemical production. We shall start up our first international GTL plant in Qatar in 2007. A second
GTL plant, under construction in Nigeria, is scheduled to be commissioned in 2009. These plants will use the
Sasol Slurry Phase Distillate™ process.
Formed in 1950, we commenced Fischer-Tropsch-based production in 1955. We employ more than
31,000 people and remain one of South Africa’s largest investors in capital projects and skills training.
In 2003, Sasol determined that it would continue to grow its chemical business conditional upon projects leveraging its technology or securing integrated and highly cost-competitive feedstock positions. The Sasol
Olefins & Surfactants business is only partially integrated upstream into feedstocks and has not adequately provided the integration benefits required. On 1 August 2005, Sasol announced that it was considering the divestment of its Sasol Olefins & Surfactants business excluding its activities in South Africa subject to fair value being obtained. At 30 June 2006, the sales process was sufficiently advanced such that management believe that the business will be sold, as a going concern, within the next financial year. With effect from
30 June 2006, the business has been classified as a disposal group held for sale and reported as discontinued
operations.
The income statement has been restated for all periods to exclude Sasol Olefins & Surfactants from continuing operations and report these results as discontinued operations on a single line item under discontinued operations. The cash flow statement for all periods presented and the 2005 balance sheet include both continuing and discontinued operations. On classification as held for sale, the net assets of the business were written down by R3.1 billion (before tax) to the estimated fair value less costs to sell.

We divide our operations into the following segments:
Continuing operations
• Sasol Mining;
• Sasol Synfuels;
• Sasol Oil (previously Sasol LFB);
• Sasol Gas;
• Sasol Synfuels International;
• Sasol Polymers;
• Sasol Solvents; and
• Other – which consists of Sasol Wax, Sasol Nitro, Sasol Technology, Sasol Petroleum International,
Sasol Financing, Sasol Infrachem, Merisol and the group’s corporate head office.
Discontinued operations
• Sasol Olefins & Surfactants.
External factors and conditions
Our business, operating results, cash flow and financial condition are subject to the influence of a number of external factors and conditions. These include conditions in the markets in which we sell our products, including the effect of fluctuations in the currency markets, most notably in the exchange rate between the rand and the US dollar, fluctuations in the international price of crude oil, cyclicality in the prices of chemical products, the effect of coal prices on export coal operations and the effects of inflation on our costs.
Other factors which may influence our business and operating results include economic, social, political and regulatory conditions and developments in the countries in which we operate our facilities or market our products. See “Item 3.D – Key information – Risk factors”.
Exchange rate fluctuations
The rand is the principal functional currency of our operations. However, a large part of our group’s turnover is denominated in US dollars and some part in euro, derived either from exports from South Africa or from our manufacturing and distribution operations outside South Africa. A significant part of our turnover is also determined by the US dollar (approximately 90%), as petroleum prices in general and the price of most petroleum and chemical products are based on global commodity and benchmark prices which are quoted in
US dollars. A significant part of our capital expenditure is also US dollar-denominated, as it is directed to investments outside South Africa or constitutes materials, engineering and construction costs imported into
South Africa.

After the significant weakening of the rand against the US dollar, in 2002 the rand has appreciated against the US dollar since 2003 to 2005. This appreciation had a negative impact on our operating results over this period. During 2006 we saw a marginal weakening of the rand against the US dollar, with the average exchange rate for 2006 of R6.41 per US dollar compared to R6.21 per US dollar in 2005. This weakening in the rand had a positive impact on our operating results in 2006. Similarly, the strengthening of the euro against the US dollar over the last two years has negatively impacted the profitability of our European operations where our costs are euro-based and a significant portion of our turnover is US-dollar based.
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
See “Item 10 – Additional information”.
The average exchange rate for the year has a significant effect on our turnover and our operating profit. In
2007, for budgeting and forecasting purposes, we estimate that for every R0.10 weakening or strengthening in the annual average rand/US dollar exchange rate, our operating profit will increase or decrease by approximately
R570 million as applicable.
We manage our foreign exchange risks through the selective use of forward exchange contracts and cross currency swaps. We use forward exchange contracts to reduce foreign currency exposures arising from imports into South Africa. Forward exchange contracts which result in exposure of R100 million or more require the pre-
approval of our Group Executive Committee. We apply the following principal policies in order to protect ourselves against the effects (on our South African operations) of a volatile rand against other major currencies as well as an anticipated long-term trend of a devaluing rand:
• all major capital expenditure in foreign currency is hedged on commitment of expenditure or on approval of the project (also with South African Reserve Bank approval), by way of forward exchange contracts;
and
• all imports in foreign currency in excess of an equivalent of US$50,000 per transaction are hedged on commitment by way of forward exchange contracts.
See “Item 11 – Quantitative and qualitative disclosure about market risk”.

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
Fluctuations in international crude oil prices affect our results mainly through their indirect effect on the
BFP formula. A key factor in the BFP is the Mediterranean and Singapore (gasoline) or the Arab Gulf (diesel)
spot price. See “Item 4.B – Business overview – Sasol Synfuels”, “Sasol Oil” and “Sasol Petroleum
International”. Furthermore, prices of petrochemical products and natural gas are also affected by fluctuations in crude oil prices.
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
The volatility of the crude oil price is illustrated in the following table, which shows the annual high, low and average of the European Brent crude oil price (free on board) in US dollars for the past ten calendar years and to 26 September in the 2006 calendar year:
US dollars per barrel (US$/b)
Calendar year
Average
1
High
Low
1996 20.64 25.40 16.23
1997 19.11 24.83 15.86
1998 12.76 16.28 9.10
1999 17.90 26.46 9.77
2000 28.66 37.43 21.05
2001 24.46 30.68 16.51
2002 24.99 32.02 18.17
2003 28.85 34.94 23.23
2004 38.26 52.28 29.02
2005 54.57 67.26 40.75
2006 (six months through 30 June) 65.61 74.45 56.78
July 2006 73.67 76.13 71.62
August 2006 73.23 78.26 67.01
September 2006 62.43 70.49 57.89
Source: Energy Information Administration (US Department of Energy)
1.
The average price was calculated as an arithmetic average of the quoted daily spot price.

On 26 September 2006, the price of European Brent crude oil was US$58.53/b.
Significant changes in the price of crude oil, natural gas and petroleum products over a sustained period of time may lead us to increase or decrease our production, which could have a material impact on our turnover.
Decreases in the price of crude oil and petroleum products can have a material adverse effect on our business, operating results, cash flows and financial condition.
Other factors which may influence the aggregate demand and hence affect the markets and prices for products we sell may include changes in economic conditions, the price and availability of substitute fuels, changes in product inventory, product specifications and other factors. In recent years, prices for petroleum products have fluctuated widely.
We make use of derivative instruments, including commodity options and futures contracts of short duration as a means of mitigating price and timing risks on crude oil and other energy-related product purchases and sales. While the use of these derivative instruments provides some protection against short-term volatility in crude oil prices, it does not protect against longer-term trends in crude oil prices.
As a result of the group’s substantial capital investment programme and cash flow requirements, it was deemed necessary to protect the group’s cash flow from fluctuations in crude oil prices by means of appropriate hedging strategies. For 2005, we hedged the equivalent of approximately 30% of Sasol Synfuels’ production
(45,000 bpd) by entering into a forward sale agreement. This resulted in a charge to the income statement of
R1,147 million. After revising our hedging strategy, for 2006, we again hedged the equivalent of approximately
30% of Sasol Synfuels’ production by entering into a zero cost collar pursuant to which the group was protected at crude oil prices below US$45.00/b but able to take advantage of higher crude oil prices, only incurring a cash outflow should average crude oil prices be above US$82.61/b. The crude oil price traded within the range of this collar throughout the hedging period and therefore the collar had no cash flow effect.
This revised strategy is believed to be more appropriate in the context of high but volatile crude oil prices and, as a result of our continued requirement to fund our extensive capital investment programme, we have again for 2007, hedged the crude oil equivalent of approximately 30% of our Sasol Synfuels’ production (45,000 bpd)
by means of a zero cost collar. In respect of the hedged portion of production, the group is protected at average monthly crude oil prices below US$63.00/b and will incur a cash outflow should average crude oil prices exceed
US$83.60/b during the period of the hedge. As a result of the significant increase in monthly crude oil prices before 30 June 2006, after entering into the collar for 2007, the market value of the collar resulted in a charge of
R93 million at year end. See “Item 11. – Quantitative and qualitative disclosure about market risk”.
In 2007, for budgeting and forecasting purposes, we estimate that for every US$1/b increase in the annual average crude oil price, our group operating profit will increase by approximately US$45 million (approximately
R290 million) (excluding Sasol Olefins & Surfactants). Should the average annual crude oil price move outside the range of our zero cost collar hedging instrument, the effect of the hedge on operating profit will be approximately US$17 million (R110 million) for each US$1/b change in the average crude oil price above or below the range of the collar.
Cyclicality in petrochemical products prices
The demand for our chemical products is cyclical. Typically, higher demand during peaks in industry cycles leads producers to increase production capacity, at which point prices decrease. Most commodity chemical prices tend, over the longer term, to track the crude oil price. However, over the past years, in which significant increases in the crude oil price have been experienced, we have been unable to pass all of these increases in raw materials costs on to our customers. We saw a 3% and 18% increase in the polymer and ammonia product prices in 2006 compared to 2005 respectively and a 7% decrease in solvent product prices during 2006.
Although peaks in these cycles have in the past been characterized by increased market prices and higher operating margins, such peaks have prompted further world wide capital investment which has led to supply exceeding demand and a resultant reduction in selling prices and operating margins.
The group’s strategic policy is to invest in downstream chemical activities which are backward integrated into the primary feed streams of those commodities. In times of high crude oil and related product prices (the primary feedstock of most commodity chemicals), the profit margin shifts towards the feedstock producer while in times of high chemical prices and lower feedstock prices, the profit margin shifts towards the downstream activities. Our decision to divest Sasol Olefins & Surfactants, as a result of it not having the required degree of backward integration into its feed streams evidences this strategy.
As a result of this backward integration, the group has elected not to hedge its exposure to commodity chemical prices as this may, in part, negate the benefits of being backward integrated into its primary feed streams.
Divestment of Sasol Olefins & Surfactants business
On 1 August 2005, we announced that we were considering the disposal of our Sasol Olefins & Surfactants business excluding its comonomers activities in South Africa subject to an acceptable price being obtained.
Since August 2005 substantial work was undertaken to prepare the business for sale as a going concern including:
• the carve-out of the business from the group to enable it to operate independently;
• finalisation of various agreements for the formation of a stand-alone divestiture group;
• issuance of an Information Memorandum on 22 May 2006 to interested parties inviting them to participate in the auction process to acquire the business;
• completion of vendor due diligence regarding finance and tax, safety, health and environmental, human resources and market/ industry aspects of the business; and
• evaluation of indicative bids received on 16 June 2006 and inviting certain interested parties to participate in the next round of bidding.

At 30 June 2006, the disposal process was sufficiently advanced such that management believe that the business will be sold, as a going concern, within the next financial year. With effect from 30 June 2006, the business has been classified as a disposal group held for sale and reported as discontinued operations.
The income statement has been restated for all periods to exclude Sasol Olefins & Surfactants from continuing operations and report these results as a single line item. In the 2006 balance sheet the assets and liabilities of Sasol Olefins & Surfactants have been classified as held for sale. The cash flow statement for all periods and the 2005 and 2004 balance sheet includes both continuing and discontinued operations.
The significant changes in international crude oil prices necessitated a write-down of R3,110 million before tax of the assets of Sasol Olefins & Surfactants.
Since the start of the divestiture process in August 2005, international oil prices have increased significantly, which represent fundamental changes in energy costs and their related impact on oil derived feedstock prices. Irrespective of the negative impact of the increased feedstock costs on the Sasol Olefins &
Surfactants business, the strategic rationale for considering the disposal of the business, as expressed in the initial announcement, remains relevant and valid. It is not backward integrated into the primary feed streams to
Sasol’s required standards and is also not adequately linked to our proprietary Fischer-Tropsch technology.
Our estimate of the fair value of the Sasol Olefins & Surfactants business as at 30 June 2006 is based on various assumptions, in particular long-term international oil prices and expected chemicals product prices. The estimated fair value may be affected by the negotiation process with potential bidders.
Coal prices
Approximately 12% of our coal production is sold to external markets (3.6 Mt sold to the export market, predominantly in Europe and 2.1 Mt sold to the South African market). External sales to these markets represented approximately 28% of the total turnover generated by Sasol Mining during 2006.
Export coal sales prices are compared to the published international coal price indices to track performance. Sasol Mining’s policy is to sell partially based on an API index related basis, and partially on fixed prices. Sales at fixed prices are not extended beyond nine months forward. Internal coal sales are made to Sasol
Synfuels and Infrachem. Coal sales prices into this market are negotiated on a five year contractual basis and are subject to periodic price adjustments. Transfer price negotiations are at arms length. Sasol Mining entered into a three year contract with Eskom during the 2004 financial year. Eskom uses the coal for the purposes of power generation.
The average free on board Richards Bay price index for the past six financial years:

Inflation
Whilst over recent years, inflation and interest rates have been at relatively low levels, the economy of
South Africa, though currently well managed, at various times in the past has had high inflation and interest rates compared to the United States of America and Europe. Should these conditions recur, this would increase our South African-based costs. High interest rates could adversely affect our ability to ensure cost-effective debt financing in South Africa. Sasol expects the impact of changes in the inflation rates on our international operations to be less significant.
The history of the South African producer price index is illustrated in the following table, which shows the average increase in the index for the past 10 calendar years and the annual percentage change on a monthly basis in calendar year 2006:
Calendar year
Average
1996 7.0%
1997 7.0%
1998 3.6%
1999 5.8%
2000 9.2%
2001 8.4%
2002 14.2%
2003 1.7%
2004 0.6%
2005 3.1%
January 2006 5.5%
February 2006 5.5%
March 2006 5.4%
April 2006 5.5%
May 2006 5.9%
June 2006 7.5%
July 2006 8.1%
August 2006 9.6%
Source: Statistics South Africa
Our operations are subject to various laws and regulations in the countries in which we operate
The group operates in numerous countries throughout the world and is subject to various laws and regulations which may become more stringent. Our mining, gas and petroleum-related activities in South Africa are subject to, amongst others, the following laws or regulations:
• The Broad-based Black Economic Empowerment Act;
• The Gas Act;
• The Gas Regulator Levies Act;
• The Minerals Act;
• The Mineral and Petroleum Resources Development Act (MPRD Act);
• The Mineral and Petroleum Royalty Bill;
• The National Energy Regulator Act;
• The Petroleum Products Act and the Petroleum Products Amendment Act;

• The Petroleum Pipelines Act;
• The Petroleum Pipelines Levies Act; and
• The Restitution of Land Rights Act.
We are also subject to various local, national and regional safety, health and environmental laws and regulations. Our global operations are also impacted by international environmental conventions. See “Item 4. –
Business overview” and “Item 3.D – Key information – Risk factors” for the details of the various laws and regulations which may impact on our operating results, cash flows and financial condition.
In South Africa our operations are required to comply with certain procurement, employment equity, ownership and other regulations which have been designed to address the country’s specific transformation issues. These include the Mining Charter, the Liquid Fuels Charter, and the Broad-based Black Economic
Empowerment Act along with the various Codes of Good Corporate Practice for broad-based Black Economic
Empowerment, the MPRD Act and the Restitution of Land Rights Act. See “Item 4.B – Business overview”.
We announced on 16 March 2006 the first phase implementation of Sasol Mining’s broad-based empowerment strategy for compliance with the Mining Charter and the MPRD Act through the formation of
Igoda Coal, a 65:35 BEE venture with Eyesizwe. Igoda Coal will comprise the full value chain of Sasol
Mining’s coal export business – the Twistdraai Colliery and beneficiation plant at Secunda in Mpumalanga
Province, the marketing and logistics components of its coal export business, as well as Sasol Mining’s interest in the Richards Bay Coal Terminal.
In compliance with the Liquid Fuels Charter we facilitated the R1.45 billion transaction with our BEE partner Tshwarisano. Tshwarisano acquired a 25% shareholding in Sasol Oil (Pty) Limited with effect from
1 July 2006. We are providing considerable facilitation and support for Tshwarisano’s financing requirements, of approximately R1.1 billion, which will significantly lower Tshwarisano’s cost of borrowing. In addition, we are also establishing and funding trusts within Tshwarisano for the benefit of under-privileged communities.
The implementation of these or any future BEE ventures may require us to provide facilitation and support for the financing requirements of the transactions.
A task team appointed by the South African Minister of Finance during May 2006 investigated possible reforms to the fiscal regime applicable to windfall profits in South Africa’s liquid fuel energy sector, with particular reference to the synthetic fuel industry and a discussion document for public comment was released by the task team. During August 2006, we publicly released a comprehensive written submission in response to the discussion document and also presented our views in an oral presentation to the members of the task team. The task team handed their report containing its recommendation to the Minister of Finance on 22 September 2006.
It is expected that an announcement on the decision will be made during 2007 by the Minister of Finance. We cannot predict whether this investigation will lead to amendments to the current fiscal regime.
Competition from products originating from countries with low production costs
Certain of our chemical production facilities (both from continuing and discontinued operations) are located in developed countries, including the United States of America and Europe. Economic and political conditions in these countries result in relatively high labor costs and, in some regions, inflexible labor markets, compared to others. Increasing competition from regions with lower labor costs and feedstock prices, for example the Middle East and China, exercises pressure on the competitiveness of our chemical products and, therefore, on our profit margins and may result in the withdrawal of particular products or closure of facilities.

Engineering contract costs
The increase worldwide in the sanctioning of large engineering contracts has resulted in a shortage of engineering resources and strains in that industry. These have impacted on some of our projects and have affected construction timing schedules and costs. Whilst higher international crude oil prices may boost post-
commissioning income streams and compensate for construction delays higher capital costs, these strains in the engineering industry are nevertheless a cause for concern and may impact on our project plans and growth ambitions.
HIV/AIDS in sub-Saharan Africa
HIV/AIDS is a healthcare challenge faced by our South African and other sub-Saharan operations. Based on an actuarial study, which excludes the positive impact of any prevention and management intervention programs, we estimate that, while the percentage of infected employees may not rise significantly in the forthcoming years, there will be a significant increase in the number of AIDS-related fatalities. See “Item 6 –
Directors, senior management and employees”.
Based on the results of our voluntary counseling and testing program which had an 82% uptake amongst all levels of the organization, we estimate that 7% of our South African workforce may be currently infected, with the highest concentration of infections in our mining operations. This is less than the 10% to 15% initially estimated during 2004.
We incur costs relating to the medical treatment and loss of infected personnel, as well as the related loss of productivity. We also incur costs relating to the recruitment and training of new personnel. We are not in a position to accurately quantify these costs. Based on our actuarial models, we estimate that the impact of
HIV/AIDS on our payroll expenses should be less than 1% of our current payroll for our South African employees by the year 2007. This calculation is based on the estimated financial impact on production resulting from the projected prevalence of HIV/AIDS among our workforce, but does not take into account indirect costs of productivity losses. We are investing human and financial resources to establish and maintain programs to address the HIV/AIDS pandemic. In September 2002, we launched SHARP, which is our initiative to respond to the HIV/AIDS pandemic, on which we have spent a total sum of approximately R22 million to June 2006. We are committed to the on-going funding of SHARP.
Significant accounting policies and estimates
The preparation of our consolidated financial statements requires management to make estimates and assumptions that affect the reported results of its operations. Some of our accounting policies require the application of significant judgments and estimates by management in selecting the appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to an inherent degree of uncertainty and are based on our historical experience, terms of existing contracts, management’s view on trends in the industries in which we operate and information from outside sources and experts. Actual results may differ from those estimates.
Our significant accounting policies are described in more detail in note 2 to the consolidated financial statements. See “Item 18 – Financial statements”. This discussion and analysis should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this annual report.
Management believes the following significant accounting policies, among others, affect the more significant judgments and estimates used in the preparation of Sasol’s consolidated financial statements and could potentially impact our financial results and future financial performance.
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

Share options and other share-based payments
The Sasol Share Incentive Scheme allows certain senior group employees the option to acquire shares in
Sasol Limited over a prescribed period. The objective of the Scheme is the retention and reward of key employees.
Effective 1 July 2005, we adopted, under the modified retrospective basis, the provisions of SFAS 123(R), which establishes accounting for share-based awards exchanged for employee services. Under the provisions of the standard share-based payments expenditure is measured at the grant date, based on the fair value of the award, and is recognized as an expense over the employee’s requisite service period. The application of the modified retrospective method provides that the financial results of prior periods are adjusted to reflect the fair value method of expensing share-based payments for all awards which had not vested as at 1 July 2000. The disclosure requirements of SFAS 123 were adopted by the group effective 1 July 2000 the first financial year that the group presented its financial results in terms of US GAAP.
The financial results for the prior periods presented have been restated to reflect the fair value method of expensing share-based payments, which was consistent with the pro-forma disclosures required for those periods by SFAS 123.
We recognized share-based payment expense for the years indicated:
2006
2005
2004
Share-based payment expense (Rand in millions)
169
137 146
Weighted average grant-date fair value (Rand)
58.74
33.44 28.40
The total unrecognized share-based payment expenditure related to non-vested share options, expected to be recognized over a weighted average period of 5.6 years, amounted to R361 million at 30 June 2006.
The weighted average assumptions that were used for option grants in the respective periods are as follows:
2006
2005
2004
Risk free interest rate (%)
8.00
9.25 10.75
Expected volatility (%)
34
34 37
Expected dividend yield (%)
4.0
4.3 4.3
Vesting period (years)
2, 4 & 6
2, 4 & 6 2, 4 & 6
The risk free interest rate for periods within the contractual term of the share options is based on South
African government bonds in effect at the time of grant and the expected volatility in the value of the share options granted is determined using the historical volatility of the Sasol share price.
Estimation of oil and gas reserves
The estimation of oil and gas reserves under SEC rules requires “geological and engineering data (that)
demonstrate with reasonable certainty (reserves) to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made.” Refer to
Table 4, “Proved reserve quantity information,” on page G–4 for the estimates for the year ending 30 June 2006 and to Table 5, “Standardized measure of discounted future net cash flows”, on page G–5 for our standardized discounted future net cash flow information in respect of proved reserves for year-end 30 June 2006, which were based on year-end prices at the time.
Estimates of oil and gas reserves are inherently imprecise, require the application of judgment and are subject to future revision. Accordingly, financial and accounting measures (such as the standardized measure of discounted cash flows, depreciation and amortization charges and asset retirement obligations), that are based on proved reserves are also subject to change.

Proved reserves are estimated by reference to available reservoir and well information, including production and pressure trends for producing reservoirs and, in some cases, subject to definitional limits, and similar data in respect of other producing reservoirs. Proved reserves estimates are attributed to future development projects only where there is significant commitment to project funding and execution and for which applicable governmental and regulatory approvals have been secured or are reasonably certain to be secured.
Furthermore, estimates of proved reserves only include volumes for which access to markets is assured with reasonable certainty. All proved reserves estimates are subject to revision, either upward or downward, based on new information, such as from development drilling and production activities or from changes in economic factors, including product prices, contract terms or development plans. See “Item 4.D – Information on the company – Property, plants and equipment”.
Upward revisions in oil reserve estimates for 2005 were enabled by additional performance history resulting in increased confidence in reserve levels and the effect of higher crude prices in the extension of the production plateau. Additionally condensate volumes which were excluded from estimates prior to 2005 are now included based upon the recognition of a spot market and a history of sales. Revisions to our oil and gas reserves during 2006 and 2005 did not have a material impact on our financial position and results of operations.
Our exploration assets included under property, plant and equipment on the balance sheet largely consist of our 5% interest in the OPL249 license in deepwater Nigeria. The costs include acquisition costs and exploration costs for three wells. Current activities include unitization of one discovery in the license area with a neighboring field due to the field stretching across both license areas. Further exploration wells are planned to be drilled in the license area in the near future. The declaration of proved reserves is pending commencement of front end engineering and design and finalization of the development plan. This is expected to be completed in 2007.
Amortization of coal mining assets
We calculate amortization charges on coal mining assets using the units-of-production method, which is based on our proved and probable reserves. Proved and probable reserves used for the amortization of life-of-
mine assets are the total proved and probable reserves assigned to that specific mine (accessible reserves) or complex which benefit from the utilization of those assets. Inaccessible reserves are excluded from the calculation. A unit is considered to be produced once it has been removed from underground and taken to the surface, passed the bunker and been transported by conveyor over the scale at the shaft head. The lives of the mines are estimated by our geology department using interpretations of mineral reserves, as determined in accordance with Industry Guide 7 under the US Securities Act of 1933, as amended. The estimate of the total reserves of our mines could be materially different from the actual coal mined. The actual usage by the mines may be impacted by changes in the factors used in determining the economic value of our mineral reserves, such as the coal price and foreign currency exchange rates. Any change in management’s estimate of the total expected future lives of the mines would impact the amortization charge recorded in our consolidated financial statements, as well as our estimated asset retirement obligations. See “Item 4.D – Information on the company –
Property, plants and equipment”.
Fair value and useful life of intangible assets
In assessing the recoverability of goodwill (which requires the assessment of fair value of the reporting unit) and other intangible assets, we must make assumptions (including inflation, exchange rates and oil and chemicals product prices amongst others) regarding estimated future cash flows and other factors to determine the fair value of the respective assets. If these estimates or their fair value assessments change in the future, we may need to record impairment charges for these assets. Identifiable intangible assets with definite useful lives, such as patents, trademarks and licenses, are currently amortized on a straight-line basis, over their estimated useful lives.

Useful life of long-lived assets
Given the significance of long-lived assets to our financial statements, any change in the depreciation period could have a material impact on our results of operations and financial condition.
In assessing the useful life of long-lived assets, we use estimates of future cash flows and expectations regarding the future utilization pattern of the assets to determine the depreciation to be charged on a straight-line basis over the estimated useful lives of the assets. Annually, we review the useful lives and economic capacity of the long-lived assets with reference to any events or circumstances that may indicate that an adjustment to the depreciation period is necessary. The assessment of the useful lives takes the following factors into account:
• the expected usage of the asset by the business. Usage is assessed with reference to the asset’s expected capacity or physical output;
• the expected physical wear and tear, which depends on operational factors such as the number of shifts for which the asset is to be used, the repair and maintenance program of the business and the care and maintenance of the asset while idle;
• technological obsolescence arising from changes or improvements in production or from a change in the market demand for the output of the asset;
• legal or similar limits on the use of the asset, such as expiry dates and related leases; and
• dependency or co-dependency on supply of raw materials.
The assessment performed during 2005 of the useful lives of certain items of property, plant and equipment resulted in a reduction in our depreciation charge of approximately R1.5 billion. The assessment was undertaken due to recent significant capital expenditure incurred, for example Project Turbo, primarily designed to enable our facilities to produce fuel which meets the new South African fuel specifications with effect from 1 January
2006 and to expand our polymers portfolio. As Sasol Synfuels is the primary downstream feedstock provider to a number of the chemical plants in the Secunda complex, the useful lives of these assets were also assessed. This resulted in a substantial increase in the expected remaining useful life of our assets in Secunda to a maximum remaining life of 25 years. In Sasolburg, the introduction of natural gas as the primary feedstock towards the end of 2004 and the replacement of coal resulted in a similar assessment of the useful lives of the assets in the
Sasolburg region as well as the group’s gas pipeline infrastructure. As part of this process the useful lives of the assets in our overseas facilities were also evaluated. There were no significant changes to the useful lives of our long-lived assets during 2006.
Impairment of long-lived assets
Long-lived assets are reviewed using economic valuations to calculate impairment losses whenever events or a change in circumstance indicate that the carrying amount may not be recoverable. In carrying out the economic valuations, an assessment is made of the future cash flows expected to be generated by the assets, taking into account current market conditions, the expected lives of the assets and our latest budgets. The actual outcome can vary significantly from our forecasts, thereby affecting our assessment of future cash flows. Assets whose carrying values exceed their estimated recoverable amount, determined on an undiscounted basis, are written down to an amount determined using discounted net future cash flows expected to be generated by the asset. The expected future cash flows are discounted based on Sasol’s Weighted Average Cost of Capital
(WACC) which, at 30 June 2006, was 11.75% for our South African operations and 7.25% for our operations in
Europe and the United States. Refer to the discussions included below under the Segment Review for the financial impact of the impairment assessments performed during the current year.

Environmental and asset retirement obligations
We have significant obligations to remove plant and equipment, rehabilitate land in areas in which we conduct operations upon termination of such operations and incur expenditure relating to environmental contamination treatment and cleanup. Environmental and asset retirement obligations are primarily associated with our mining and petrochemical operations around the world.
An accrual for environmental matters is recorded when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated. Expenditure related to environmental contamination treatment and cleanup is expensed. The estimated fair value of dismantling and removing these facilities is accrued for as the obligation arises, if estimable, concurrent with the recognition of an increase in the related asset’s carrying value. Estimating the future asset removal expenditure is complex and requires management to make estimates and judgments because most of the removal obligations will be fulfilled in the future and contracts and regulations often have vague descriptions of what constitutes removal. Further, management is required to determine the discount rate to be used in calculating the obligation based on the amount of the credit risk of the group which varies depending on the underlying interest rate environment. Future asset removal costs are also influenced by changing removal technologies, political, environmental, safety, business relations and statutory considerations.
The actual liability for rehabilitation costs can vary significantly from our estimate and, as a result, the liabilities that we report can vary significantly if our assessment of the expenditures changes.
The group’s environmental obligation for continuing operations accrued at 30 June 2006 was
R2,262 million compared to R2,002 million in 2005 (R238 million and R158 million was accrued for 2006 and
2005, respectively, for our discontinued operations).
These obligations are discounted using a credit adjusted rate depending on the expected timing of the obligation and the currency in which the obligation will be settled, and the discount rates which fall within a range of between 4.2% to 8.1%. An increase in the discount rate by one percentage point would result in a decrease in the long-term obligations recognized of approximately R426 million and a decrease of one percentage point would result in an increase of approximately R523 million.
Employee benefits
We provide for our obligations and expenses for pension and provident funds as they apply to both defined contribution and defined benefit schemes, as well as post-retirement healthcare benefits. The amount provided is determined based on a number of assumptions and in consultation with an independent actuary. These assumptions are described in Note 21 to “Item 18 – Financial statements” and include, among others, the discount rate, the expected long-term rate of return on pension plan assets, healthcare cost inflation and rates of increase in compensation costs. The nature of the assumptions is inherently long-term, and future experience may differ from these estimates. For example, a one percentage point increase in assumed healthcare cost trend rates would increase the accumulated post-retirement benefit obligation by R547 million.
The group includes the amortization of unrecognized gains and losses on the pension fund valuation as a component of net pension cost for the year if the net cumulative unrecognized actuarial gains and losses at the end of the previous reporting period exceed the greater of:
• 10% of the present value of the defined benefit obligation at that date; or
• 10% of the fair value of any plan assets at that date (the 10% corridor rule).
In respect of the post-retirement healthcare benefits valuation the group accounting policy requires the immediate recognition of net actuarial gains and losses.
While management believes that the assumptions used are appropriate, significant changes in the assumptions may materially affect our pension and other post-retirement obligations and future expense.

On 26 September 2006, the South African Financial Services Board approved the Sasol Pension Fund
Surplus Apportionment Scheme. Had this approval been obtained prior to year end, the prepaid pension asset would have increased by R130 million.
Fair value estimations of financial instruments
We base fair values of financial instruments on listed market prices, where available. If listed market prices are not available, fair value is determined based on other relevant factors, including dealers’ price quotations and price quotations for similar instruments traded in different markets. Fair value for certain derivatives based on pricing models that consider current market and contractual prices for the underlying financial instruments or commodities, as well as the time value and yield curve or fluctuation factors underlying the positions. Pricing models and their underlying assumptions impact the amount and timing of unrealized gains and losses recognized, and the use of different pricing models or assumptions could produce different financial results. See
“Item 11—Quantitative and qualitative disclosures about market risk”.
Deferred tax
We apply significant judgment in determining our provision for income taxes and our deferred tax assets and liabilities.
Temporary differences arise between the carrying values of assets and liabilities for accounting purposes and the amounts used for tax purposes. These temporary differences result in tax liabilities being recognized and deferred tax assets being considered based on the probability of our deferred tax assets being recoverable from future taxable income. We provide deferred tax at the tax rate applicable to undistributed earnings on all temporary differences arising between the carrying values of assets and liabilities for accounting purposes and the amounts used for tax purposes unless there is a temporary difference that is specifically excluded in accordance with generally accepted accounting principles. To the extent that we believe that recovery is not likely, we establish a valuation allowance. A valuation allowance of R307 million (2005 – R671 million) has been established for certain deferred tax assets which we believe are not more likely than not to be recovered.
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
Secondary Taxation on Companies
In South Africa, we pay both income tax and Secondary Taxation on Companies (STC). STC is levied on companies at a rate of 12.5% of dividends distributed. In the case of liquidation STC is only payable on undistributed earnings earned after 1 April 1993. The tax becomes due and payable on declaration of a dividend.
When dividends are received in the current year that can be offset against future dividend payments to reduce the
STC liability, a deferred tax asset is recognized to the extent of the future reduction in STC.
We do not provide for deferred tax at the tax rate applicable to distributed earnings. We believe that this is consistent with the accounting principle that allows the accrual of dividend payments after dividend declaration.
If we were to provide for deferred taxes on the potential STC arising on our undistributed earnings, should these be declared as dividends, there would be the following effects on our reported results:

2006
2005
(Rand in millions)
Balance sheet
Net deferred tax liability as reported
4,963
5,541
Increase in the deferred tax liability
6,275
5,027
Net deferred tax liability based on the tax rate applicable to distributed earnings
11,238
10,568
Shareholders’ equity as reported
50,668
40,945
Decrease in shareholders’ equity
(6,275)
(5,027)
Shareholders’ equity after the effect of providing for deferred tax using the tax rate applicable to distributed earnings
44,393
35,918
2006
2005
2004
(Rand in millions)
Income statement
Income tax as reported
(6,452)
(4,886) (3,122)
Increase in income tax
(732)
(789) (478)
Income tax after providing for deferred tax at the rate applicable to distributed earnings
(7,184)
(5,675) (3,600)
Earnings attributable to shareholders as reported
11,299
9,719 5,237
Decrease in earnings attributable to shareholders
(732)
(789) (478)
Earnings attributable to shareholders after providing for deferred tax at the rate applicable to distributed earnings
10,567
8,930 3,759
We expect that R1,877 million of undistributed earnings earned before 1 April 1993 of two dormant companies will be distributed without attracting STC of R209 million.
Commitments and contingencies
Management’s current estimated range of liabilities relating to certain pending liabilities for claims, litigation, tax matters and environmental remediation is based on management’s judgment and estimates of the amount of loss. The actual costs may vary significantly from estimates for a variety of reasons. A liability is recognized for these types of contingencies if management determines that the loss is both probable and estimable. We have recorded the estimated liability where such amount can be determined and the minimum liability related to those claims where there is a range of loss, and no amount within the range is more probable than the others. As additional information becomes available, we will assess the potential liability related to our pending litigation proceedings and revise our estimates. Such revisions in our estimates of the potential liability could materially impact our results of operation and financial position. See “Item 5.E – Off-balance sheet arrangements”.

OUR RESULTS OF OPERATIONS
The financial results below are stated under US GAAP. Except where otherwise indicated, management’s discussion and analysis focuses primarily on continuing operations.
Results of operations
Change
Change
Change
Change
2006
2005
2006/2005
2006/2005
2004
2005/2004
2005/2004
(Rand in millions)
(%)
(Rand in millions)
(%)
Turnover
61,857
50,687 11,170 22 43,606 7,081 16
Other operating income
205
223 (18) (8) 166 57 34
Net foreign exchange
gains/(losses)
189
148 41 28 (1,260) 1,408 (112)
Operating costs and expenses
(41,563)
(36,681) 4,882 13 (33,966) 2,715 8
Operating profit
20,688
14,377
6,311
44
8,546
5,831
68
Net other income/(expenses)
67
(85) 152 (179) 92 (177) (192)
Income before tax, earnings/
(losses) of equity accounted
investees and minority
interest
20,755
14,292
6,463
45
8,638
5,654
65
Income tax
(6,452)
(4,886) 1,566 32 (3,122) 1,764 57
Income before earnings/
(losses) of equity accounted
investees and minority
interest
14,303
9,406
4,897
52
5,516
3,890
71
Earnings/(losses) of equity
accounted investees
13
308 (295) (96) (48) 356 742
Minority interest
(157)
(103) 54 52 (92) 11 12
Income from continuing
operations
14,159
9,611
4,548
47
5,376
4,235
79
Net (loss)/income from
discontinued operations
(including fair value
write-down), net of tax
(2,860)
108 (2,968)
–
(139) 247 178
Earnings attributable to
shareholders
11,299
9,719
1,580
16
5,237
4,482
86
Overview
Higher average annual international oil prices (dated Brent US$62.45/b compared to US$46.17/b for 2005 and US$31.30/b in 2004) boosted operating profit in all three years. The benefit of higher oil prices was, however, mostly realized in the energy and fuel-related businesses and to a lesser extent in the group’s chemical businesses which have been adversely impacted by the effect of higher crude oil prices on the cost of their feedstock. This benefit was further enhanced by the positive impact of the slightly weaker rand during 2006
(average rate R6.41 per US dollar for the 2006 year compared to R6.21per US dollar for the 2005 year and
R6.88 per US dollar in the 2004 year). The benefit of the higher oil price was partly offset during 2005 by the adverse impact of the stronger rand during that year compared to 2004.

Turnover
Turnover consists of the following categories:
Change
Change
Change
Change
2006
2005
2006/2005
2006/2005
2004
2005/2004
2005/2004
(Rand in millions)
(%)
(Rand in millions)
(%)
Sale of products
60,639
49,830 10,809 22 42,823 7,007 16
Services rendered
776
533 243 46 505 28 6
Commission and marketing
income
442
324 118 36 278 46 17
Turnover
61,857
50,687
11,170
22
43,606
7,081
16
The primary factors contributing to these increases were:
Change
Change
2006/2005
2005/2004
(Rand in
%
(Rand in
%
millions)
millions)
Turnover, 2005 and 2004, respectively 50,687 43,606
Exchange rates effects positive/(negative) 1,194 2 (2,888) (6)
Product prices increases 9,526 19 9,553 19
– crude oil
5,902
12
6,349
13
– other products (including chemicals)
3,624
7
3,204
6
Net volume increases 450 1 416 1
Turnover, 2006 and 2005, respectively 61,857 50,687
Other operating income
Other operating income in 2006 amounted to R205 million, which represents a decrease of R18 million or
8%, compared to R223 million in 2005. Included in operating income for the 2006 year is a gain on hedging activities of R84 million, insurance proceeds of R40 million and R24 million in respect of income recognized relating to emission rights.
Other operating income in 2005 amounted to R223 million, which represents an increase of R57 million or
34%, compared to R166 million in 2004. Included in other operating income for 2005 is gain on hedging activities of R82 million and a profit recognized of R33 million on the sale of part of our participation rights in the second phase of the Qatar GTL project.
Net foreign exchange gains/(losses)
Net foreign exchange gains for 2006 and 2005 arising primarily from the translation of monetary assets and liabilities amounted to R189 million and R148 million respectively. A net foreign exchange loss of
R1,260 million was recognized in 2004. The profit recognized in 2006 and 2005 is due to the weakening of the rand/US dollar exchange rate towards the end of the year closing at R7.17 per US dollar at 30 June 2006 compared to the closing exchange rate at 30 June 2005 of R6.67 per US dollar and as at 30 June 2004 of
R6.21 per US dollar. Additionally the average exchange rate for 2006 was R6.41 per US dollar compared to R6.21 per US dollar for 2005 and R6.88 per US dollar for 2004. The closing rate is used to translate to rand all our monetary assets and liabilities denominated in a currency other than the rand at balance sheet date and as a result a net profit was recognized on these translations.

Operating costs and expenses
Operating costs and expenses consists of the following categories:
Change
Change
Change
Change
2006
2005
2006/2005
2006/2005
2004
2005/2004
2005/2004
(Rand in millions)
(%)
(Rand in millions)
(%)
Cost of sales
(28,970)
(25,112) 3,858 15 (23,282) 1,830 8
Cost of services rendered
(666)
(524) 142 27 (495) 29 6
Selling and distribution costs
(3,895)
(3,840) 55 1 (3,824) 16 0
Administrative expenses
(4,051)
(3,811) 240 6 (3,541) 270 8
Other operating expenses
(3,981)
(3,394) 587 17 (2,824) 570 20
Operating costs and expenses
(41,563) (36,681)
4,882
13
(33,966)
2,715
8
The variances in operating costs and expenses are described in detail in each of the various reporting segments, included in the Segment Review below.
Cost of sales. The cost of sales in 2006 amounted to R28,970 million, an increase of R3,858 million or
15%, compared to R25,112 million in 2005 which increased by 8% from R23,282 million in 2004. The increase over the past two years is due to the increase in the crude oil price and other feedstock prices. Compared to turnover from the sale of products, the cost of sales was 48% in 2006, 50% in 2005 and 54% in 2004. This decrease was mainly due to the positive effects of the increase in crude oil prices on our energy related businesses which generate the majority of the group’s operating profit.
Cost of services rendered. Cost of services rendered amounted to R666 million in 2006, an increase of
R142 million or 27%, compared to R524 million in 2005 which increased by 6% from R495 million in 2004.
Compared to turnover from services rendered, the cost of services rendered was 86% in 2006 and 98% in 2005 and 2004. The decrease is mainly due to the higher refinery margins attained by Natref which resulted in an increase in the turnover from services rendered.
Selling and distribution costs. These costs comprise marketing and distribution of products as well as advertising, salaries and expenses of marketing personnel, freight, railage and customs and excise duty. Selling and distribution costs in 2006 amounted to R3,895 million, R3,840 million in 2005 and R3,824 million in 2004.
Compared to sales of products, selling and distribution costs represented 6% in 2006 compared to 8% in 2005 and 9% in 2004. The increase in these costs has been contained during the years under review.
Administrative expenses. These costs comprise expenditure of personnel and administrative functions, including accounting, information technology, human resources, legal and administration, pension, post-
retirement healthcare benefits and Sasol Share Incentive Scheme costs. Administrative expenses in 2006 amounted to R4,051 million, an increase of R240 million or 6%, compared to R3,811 million in 2005 which increased by 8% from R3,541 million in 2004. Increased activity at SSI and SPI resulted in significant increases in their administrative expenses for 2006. The increase in our administrative expenses during 2005 was also due to costs incurred on our transaction to form the liquid fuels joint venture Uhambo Oil, and our readiness project undertaken with respect to our adoption of Sarbanes-Oxley Act, Section 404.
Other operating expenses. Other operating expenses in 2006 amounted to R3,981 million, an increase of
R587 million or 17%, compared to R3,394 million in 2005 which increased by 20% from R2,824 million in
2004. This amount includes impairments of R119 million (2005 – R175 million and 2004 – R205 million), scrapping of assets of R264 million (2005 – R284 million and 2004 – R22 million) and net loss on the disposal of property, plant and equipment of R50 million (2005 – a net profit of R43 million and 2004 – a net profit of
R122 million). Other operating expenses includes the effects of our crude oil hedging activities amounting to a loss of R93 million (2005 – a loss of R1.2 billion and 2004 – a profit of R36 million). Details of the impairments, scrapping of assets and profit/(loss) on disposals are detailed in the Segment review.

Included below are the impairments, scrapping of assets and (profit)/loss on disposal of property, plant and equipment recognized:
2006
2005
2004
(Rand in millions)
Sasol Mining
16
(16) (17)
– impairments
–
16
–
– scrapping of assets
25
4
–
– profit on disposal of property, plant and equipment
(9)
(36)
(17)
Sasol Synfuels
187
122 3
– impairments
–
16
2
– scrapping of assets
205
123
17
– profit on disposal of property, plant and equipment
(18)
(17)
(16)
Sasol Oil
5
57 –
– impairments
2
47
–
– loss on disposal of property, plant and equipment
3
10
–
Sasol Gas
67
– –
– impairments
67
–
–
Sasol Polymers
(2)
12 (59)
– impairments
4
5
–
– scrapping of assets
2
5
5
– (profit)/loss on disposal of property, plant and equipment
(8)
2
(64)
Sasol Solvents
19
229 19
– impairments
12
78
42
– scrapping of assets
7
151
–
– profit on disposal of property, plant and equipment
–
–
(23)
Other divisions
141
12 159
– impairments
34
13
161
– scrapping of assets
25
1
–
– loss/(profit) on disposal of property, plant and equipment
82
(2)
(2)
433
416
105

Operating profit
The main factors contributing to the increase in operating profit were:
Change
Change
2006/2005
2005/2004
(Rand in
%
(Rand in
%
millions)
millions)
Operating profit, 2005 and 2004, respectively 14,377 8,546
Exchange rates effects positive/(negative)
1
1,331 9 (1,437) (17)
Net product and feedstock price increases 6,625 46 7,420 85
– crude oil effects
4,536
32
5,062
58
– effect of the crude oil hedge
1,032
7
(1,147)
(13)
– other products (including chemicals)
1,057
7
3,505
40
Inflation on fixed costs (1,294) (9) (525) (6)
Net volume and productivity effects (700) (5) (968) (11)
Capital items effects
2
187 1 311 4
Other effects
3
162 1 1,030 12
Operating profit, 2006 and 2005, respectively 20,688 14,377
1.
This arises primarily from the effects of the average US dollar exchange rate during the year on both turnover and operating expenses.
2.
Included in capital items is the impairment of long-lived assets and other capital items.
3.
Included in other effects are R182 million relating to the capitalization of mining development costs during 2006 and the reduction in the depreciation charge in 2005 after a reassessment of the useful lives of various items of property, plant and equipment was performed. The effect on each business is discussed in detail in the “Segment review”
.
Net other income/(expenses)
Net other income/(expenses) consists of the following:
Change
Change
Change
Change
2006
2005
2006/2005
2006/2005
2004
2005/2004
2005/2004
(Rand in millions)
(%)
(Rand in millions)
(%)
Dividends received
9
13 (4) (31) 6 7 117
Interest received
261
82 179 218 142 (60) (42)
Finance costs
(203)
(180) 23 13 (164) 16 10
– interest incurred
(1,152)
(1,208) (56) (5) (1,235) (27) (2)
– interest capitalized
949
1,028 (79) (8) 1,071 (43) (4)
Gain arising from issuance of
subsidiary’s shares
–
– – – 108 (108) (100)
Net other income/(expenses
)
67
(85) 152 (179) 92 (177) (192)
Interest received amounted to R261 million in 2006, compared to R82 million in 2005, and R142 million in
2004. The increase in the interest received during 2006 is attributable to the significant increase in cash and cash equivalents available to the group during 2006. The decrease in 2005 is mainly attributable to translation differences on interest income from investments in foreign countries due to the appreciation of the rand against the US dollar, as well as lower average cash balances and declining interest rates.

Interest incurred in 2006 amounted to R1,152 million, a decrease of 5% from 2005, of which R949 million was capitalized, compared to interest incurred of R1,208 million in 2005 and R1,235 million in 2004, of which
R1,028 million and R1,071 million was capitalized for the respective years. The decrease in 2006 is mainly due to the 21% decrease in net debt from 2005. Further interest incurred decreased in 2006 and 2005 due to declining interest rates which was partially offset in 2005 as a result of increased net borrowings due to capital project requirements. The Eurobond raised during 2005 in the European capital markets is at a favorable interest rate compared to our other external borrowings. Capitalized interest decreased due to the lower interest incurred, partially offset by increased capital expenditure on property, plant and equipment in 2006 and 2005.
In 2004 our shareholding in Naledi Petroleum (Pty) Limited was diluted through the issuing of shares to minority shareholders which resulted in a gain of R108 million being realized.
Taxation
Income tax expense in 2006 amounted to R6,452 million, an increase of 32%, compared to R4,886 million in 2004 which increased by 57% from R3,122 million in 2004.
The income statement charge consists of the following:
2006
2005
2004
(Rand in millions)
Current tax
– South African normal tax
(5,607)
(3,325) (2,842)
– Secondary Tax on Companies (STC)
(551)
(375) (343)
– Foreign tax
(386)
(420) (158)
Total current tax
(6,544)
(4,120) (3,343)
Deferred tax
– South African
(123)
(693) 202
– Foreign
215
(73) 19
Total deferred tax income/(expense)
92
(766) 221
Income tax expense for the year
(6,452)
(4,886) (3,122)
The increase in taxation is broadly in line with the increase in net income before taxation. The effective tax rate was 31.1% in 2006, 34.2% in 2005 and 36.1% in 2004. The difference between the South African statutory tax rate of 29% in 2006 and 30% in 2005 and 2004 and the effective tax rate results mainly from STC which is levied at a rate of 12.5% on dividends paid, differences in foreign tax rates, disallowed expenditure and the effect of changes in tax rates. The decrease in average effective tax rate is due to the increase in the average rate of earnings to dividend distributions ratio from 2.1 times in 2004 to 2.9 times in 2005 and increased further to
3.1 times in 2006 (based on continuing operations) which reduces the effect of STC on the effective tax rate.
Earnings/(Losses) of equity accounted investees
Earnings of equity accounted investees amounted to R13 million in 2006 compared to R308 million in 2005 and loss of equity accounted investees of R48 million in 2004. The earnings in 2006 and 2005 comprise our attributable share of equity accounted investments held by our Sasol Polymers and Sasol Solvents businesses, offset in 2006 by losses mainly from equity accounted investments held by our SSI business. The loss incurred by our SSI business is due to increased activity in respect of developing our GTL projects by this business which does not currently generate significant turnover. The earnings generated by the equity accounted investments held by Sasol Polymers and Sasol Solvents are due to the increase in solvents and polymer chemical prices.

Net (loss)/income from discontinued operations (including fair value write-down)
With effect from 30 June 2006, the Sasol Olefins & Surfactants business has been classified as a disposal group held for sale and the results reported as discontinued operations. The income statement has been restated
for all periods to exclude Sasol Olefins & Surfactants from continuing operations and reports these results as a single line item. Detail of the performance of the Sasol Olefins & Surfactants business is included in the
Segment review.
Included below are the impairments, fair value write-down, scrapping of assets and loss on disposal of property, plant and equipment included in net loss/income from discontinued operations:
2006
2005
2004
(Rand in millions)
– impairments
131
84
79
– fair value write-down
3,110
–
–
– scrapping of assets
–
16
4
– loss on disposal of property, plant and equipment
14
8
11
3,255
108
94
The write-down of R3,110 million before tax of the assets of Sasol Olefins & Surfactants to their expected fair value less costs to sell was primarily due to significant changes in crude oil prices.
Minority interest
Minority interest in 2006 amounted to R157 million compared to R103 million in 2005 and R92 million in
2004. The increase is mainly attributable to the increase in profits earned from certain operations of Sasol Oil in which outside shareholders have an interest. This is due to the increase in the refining margin which was partially off-set by the appreciation of the rand in 2006.
Segment overview
The following is a discussion of our segment results. Segmental financial performance is measured on a management basis which is prepared in accordance with IFRS. This approach is based on the way in which the
Group Executive Committee organizes segments within our group for making operating decisions and assessing performance. For more information on the reconciliation of segmental turnover and operating profit under IFRS to the corresponding amounts prepared under US GAAP, refer below “Reconciliation of segmental results to
US GAAP” and Note 3 to our consolidated financial statements, see “Item 18. Financial statements”.
Inter-segment turnover was entered into under terms and conditions substantially similar to terms and conditions which would have been negotiated with an independent third party. The segment information for 2005 and 2004 has been restated for the classification of Sasol Olefins & Surfactants as discontinued operations as well as the reclassification of the comonomers division from Sasol Olefins & Surfactants to Sasol Solvents.

Turnover per segment
Sasol
Synfuels
Total
Sasol
Sasol
Sasol
Sasol
Inter-
Sasol
Sasol
continuing
2006
Mining
Synfuels
Oil
Gas
national
Polymers
Solvents
Other
operations
(Rand in millions)
External turnover
1,517
915
32,243
1,663
161
7,537
10,485
9,329
63,850
% of external turnover
2%
1%
51%
3%
–
12%
16%
15%
100%
Inter-segment turnover
3,949
24,734
544
1,546
–
102
1,181
4,242
36,298
% of inter-segment
turnover
11%
69%
1%
4%
–
–
3%
12%
100%
Aggregated turnover
5,466
25,649
32,787
3,209
161
7,639
11,666
13,571
100,148
Sasol
Synfuels
Total
Sasol
Sasol
Sasol
Sasol
Inter-
Sasol
Sasol
continuing
2005
Mining
Synfuels
Oil
Gas
national
Polymers
Solvents
Other
operations
(Rand in millions)
External turnover
1,471
820
23,525
1,408
–
7,199
9,361
8,713
52,497
% of external turnover
3%
1%
45%
3%
–
14%
18%
16%
100%
Inter-segment turnover
3,744
17,864
187
996
–
83
947
3,534
27,355
% of inter-segment
turnover
14%
65%
1%
4%
–
–
3%
13%
100%
Aggregated turnover
5,215
18,684
23,712
2,404
–
7,282
10,308
12,247
79,852
Sasol
Synfuels
Total
Sasol
Sasol
Sasol
Sasol
Inter-
Sasol
Sasol
continuing
2004
Mining
Synfuels
Oil
Gas
national
Polymers
Solvents
Other
operations
(Rand in millions)
External turnover
1,083
1,329
18,554
1,389
7
6,576
7,937
8,124
44,999
% of external turnover
2%
3%
41%
3%
–
15%
18%
18%
100%
Inter-segment turnover
4,161
14,664
297
133
–
86
748
3,609
23,698
% of inter-segment
turnover
18%
62%
1%
1%
–
–
3%
15%
100%
Aggregated turnover
5,244
15,993
18,851
1,522
7
6,662
8,685
11,733
68,697

Operating profit/(loss) per segment
Sasol
Synfuels
Total
Sasol
Sasol
Sasol
Sasol
Inter-
Sasol
Sasol
continuing
Mining
Synfuels
Oil
Gas
national
Polymers
Solvents
Other
operations
(Rand in millions)
Operating profit/(loss)
2006 1,180 13,499 2,432 1,526 (642) 822 873 1,042 20,732
% of total continuing
operations 6% 65% 12% 7% (3%) 4% 4% 5% 100%
Operating profit/(loss)
2005 1,239 7,546 1,892 931 (201) 1,475 1,021 480 14,383
% of total continuing
operations 9% 52% 13% 6% (1%) 10% 7% 3% 100%
Operating profit/(loss)
2004 1,185 5,498 1,421 386 (140) 1,021 4 (239) 9,136
% of total continuing
operations 13% 60% 16% 4% (2%) 11% – (3%) 100%

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
30 June 2006
30 June 2005
30 June 2004
Turnover
Operating
Turnover
Operating
Turnover
Operating
Note
(external)
profit
(external)
profit
(external)
profit
(Rand in millions)
Operating results per IFRS
consolidated income
statements
63,850
20,732
52,497 14,383 44,999 9,136
Reconciliation of IFRS to
US GAAP:
Equity accounting of
incorporated joint ventures
and reversal of
proportionate consolidation
1
(1,993)
(123)
(1,810) (180) (1,659) 56
Entities previously not
consolidated 2
–
–
– – 266 106
Business combinations 3
–
(15)
– 77 – (151)
Research and development 4
–
(60)
– – – –
Derivative instruments 5
–
(4)
– (1) – (12)
Foreign currency translation 6 –
–
– (3) – (253)
Impairment 7
–
36
– 375 – 83
Asset retirement obligations 8
–
134
– (94) – (23)
Gain arising from issuance of
subsidiary’s shares 9
–
–
– – – (108)
Other 10
–
(12)
– (180) – (288)
Results per US GAAP
consolidated income
statements
61,857
20,688
50,687 14,377 43,606 8,546
Turnover. The differences between IFRS and US GAAP comprise the following:
1.
Decrease of R1,993 million (2005 – R1,810 million; 2004 – R1,659 million). Proportionate consolidation is applied with respect to incorporated joint ventures for IFRS reporting purposes.
Under US GAAP, the equity method of accounting is applied.
2.
Increase of Rnil (2005 – Rnil; 2004 – R266 million). From 1 January 2004, Naledi Petroleum
Holdings (Pty) Limited (included in the Sasol Oil segment) was consolidated for both IFRS reporting purposes and for US GAAP.
Operating profit. The differences between IFRS and US GAAP comprise the following:
1.
Decrease of R123 million (2005 – decrease of R180 million; 2004 – increase of R56 million).
Proportionate consolidation is applied with respect to incorporated joint ventures for IFRS reporting purposes. Under US GAAP, the equity method of accounting is applied.
2.
Increase of Rnil (2005 – Rnil; 2004 – R106 million). From 1 January 2004, Naledi Petroleum
Holdings (Pty) Limited (included in the Sasol Oil segment) was consolidated for both IFRS reporting purposes and for US GAAP.

3.
Decrease of R15 million (2005 – increase of R77 million; 2004 – decrease of R151 million). The timing and recording of certain fair value adjustments differs under US GAAP to those recorded for
IFRS reporting purposes because the transactions were not accounted for at the same effective date.
The difference will have a continuing impact on the depreciation of these items. Up to 30 June 2004, negative goodwill was recognized for IFRS reporting purposes and amortized over the remaining useful life of non-financial assets acquired. With effect from 1 July 2004, negative goodwill was written off against opening retained earnings and is no longer amortized. US GAAP requires that negative goodwill be allocated to reduce the amounts of any non-financial assets acquired and any excess amount remaining is recognized as an extraordinary gain in the period that it arises.
4.
Decrease of R60 million (2005 – Rnil; 2004 – Rnil). For IFRS reporting purposes certain development costs are capitalized. US GAAP requires that these development costs be recognized in the income statement as incurred.
5.
Decrease of R4 million (2005 – R1 million; 2004 – R12 million). Derivative contracts entered into subsequent to 1 July 2004 met the criteria for hedge accounting under both US GAAP and for IFRS reporting purposes. Certain derivative contracts entered into prior to 30 June 2002 did not meet the hedge accounting criteria under US GAAP and as such hedge accounting was not applied. For IFRS reporting purposes cumulative gains/losses arising from hedge accounting are adjusted against the cost of the non-financial asset upon recognition of the forecasted transaction. Under US GAAP cumulative gains/losses are reclassified to earnings over the same period during which the forecasted transaction affects earnings.
6.
Increase of Rnil million (2005 – decrease of R3 million; 2004—increase of R253 million). Only one entity was accounted for differently for IFRS reporting purposes and under US GAAP. As a result the translation gains and losses arising on translation of monetary assets and liabilities of this entity were recognized in the income statement.
7.
Increase of R36 million (2005 – R372 million; 2004 – R83 million). For IFRS reporting purposes, property, plant and equipment is considered to be impaired when its carrying value exceeds the discounted estimated future cash flows, whereas under US GAAP an initial impairment review is required to be performed on an undiscounted basis.
8.
Increase of R134 million (2005 – decrease of R94 million; 2004 – decrease of R23 million). For IFRS reporting purposes asset retirement obligations are discounted at a risk free discount rate which is reassessed annually, whereas under US GAAP, a credit adjusted rate is used for the entire period and not reassessed. For IFRS reporting purposes, the accretion charge is recognized as an interest expense in the income statement in the year that it was incurred. Under US GAAP the accretion charge is recognized as an operating expense.
9.
Decrease of R108 million in 2004 is due to the profit on sale of 2.04% shares in Sasol Oil (Pty)
Limited which was not shown as operating profit for US GAAP and was shown as operating profit for
IFRS reporting purposes.
10. The other decrease of R12 million (2005 – R118 million; 2004 – R176 million) relate to various non-
significant adjustments that affect some of our segments. Other contains non-significant adjustments related to capitalization of finance leases, depreciation methods and pensions.

Segment review – Continuing operations
Sasol Mining – results of operations
Change
Change
Change
Change
2006
2005
2
2006/2005
2006/2005
2004
2
2005/2004
2005/2004
(Rand in millions)
(%)
(Rand in millions)
(%)
Turnover
External
1,517
1,471 46 3 1,083 388 36
Inter-segment
3,949
3,744 205 5 4,161 (417) (10)
Aggregated turnover
5,466
5,215
251
5
5,244
(29)
(1)
Operating costs and expenses
1
(4,286)
(3,976) 310 8 (4,059) (83) (2)
Operating profit
1,180
1,239
(59)
(5)
1,185
54
5
Operating margin %
22
24 23
1.
Operating costs and expenses net of other income.
2.
Restated for the adoption of IFRS 2, Share-based payment. A share-based payment expense of R8 million and
R9 million for 2005 and 2004, respectively, has been recognized in operating costs and expenses.
Results of operations 2006 compared to 2005
Aggregated turnover increased by 5% from R5,215 million to R5,466 million. Sales volumes increased from 46.5 Mt to 47.7 Mt mainly because of higher short-term sales to Eskom of 1.7 Mt compared with 0.2 Mt in
2005. Contributing to the increased aggregated turnover was higher Eskom sales volumes and higher sales to
Sasol Synfuels mainly because of a higher transfer price. Export sales volumes for 2006 and 2005 was 3.6 Mt for each year, however, the average free on board Richards Bay coal price decreased by 4% in rand terms.
Against the backdrop of reduced production volumes, operating costs and expenses increases were contained to 8%, including the higher price of coal purchases from Anglo Operations of 3.1 Mt during 2006.
The main factors contributing to the 5% decrease in operating profit were:
Change
2006/2005
(Rand in
%
millions)
Operating profit 2005 1,239
Exchange rate effects 44 4
Net product price increases 16 1
Inflation on fixed costs (157) (13)
Net volume and productivity effects 77 6
Capital items effects 39 3
Operating profit 2006 1,180

Results of operations 2005 compared to 2004
The increase in Sasol Mining’s external turnover in 2005 of R388 million or 36% was mainly attributable to the increase in the US dollar price of coal which increased turnover by R470 million. This was partially negated by the effect of the appreciation of the rand against the US dollar.
The decrease in inter-segment turnover in 2005 of R417 million or 10% is due to inter-segment sales volumes to Infrachem and Sasol Synfuels decreasing by 4.6 Mt or 10% to 42.4 Mt in 2005, due to the introduction of natural gas at Infrachem and Sasol Synfuels.
Operating costs and expenses of Sasol Mining amounted to R3,976 million in 2005, compared to
R4,059 million in 2004, a decrease of R83 million or 2%. The decrease was mainly attributable to lower sales volumes and cost saving initiatives.
Sasol Mining’s property, plant and equipment is depreciated over its estimated remaining useful lives.
These useful lives were reassessed during 2005. Due to the extension of the useful lives of certain items of property, plant and equipment, the depreciation charge was reduced by R29 million for 2005. These changes in estimate were accounted for prospectively with no adjustment made to prior years.
Capital items for the years under review
During the years under review operating costs and expenses includes the effect of the following capital items:
2006
2005
2004
(Rand in millions)
Impairment of property, plant and equipment
–
(16) –
Scrapping of property, plant and equipment
(25)
(4) –
Profit on disposal of business
–
7 –
Profit on disposal of property, plant and equipment
9
36 17
Total
(16)
23 17
During 2006 numerous assets with small carrying values were retired from use and the remaining carrying values attributable to these assets were written off.
The Syferfontein opencast mine was sold on 1 April 2005 to Anglo Operations. Whilst a profit of
R36 million was realized on the sale of mining assets, certain assets excluded from the disposal were impaired.
An impairment of R16 million was recognized.

Sasol Synfuels – results of operations
Change
Change
Change
Change
2006
2005
2
2006/2005
2006/2005
2004
2
2005/2004
2005/2004
(Rand in millions)
(%)
(Rand in millions)
(%)
Turnover
External
915
820 95 12 1,329 (509) (38)
Inter-segment
24,734
17,864 6,870 38 14,664 3,200 22
Aggregated turnover
25,649
18,684
6,965
37
15,993
2,691
17
Operating costs and expenses
1
(12,150)
(11,138) 1,012 9 (10,495) 643 6
Operating profit
13,499
7,546
5,953
79
5,498
2,048
38
Operating margin %
53
40 34
1.
Operating costs and expenses net of other income.
2.
Restated for the adoption of IFRS 2, Share-based payment. A share-based payment expense of R14 million for both
2005 and 2004 has been recognized in operating costs and expenses.
Results of operations 2006 compared to 2005
Sasol Synfuels again benefited from a combination of higher oil prices, focused cost containment and an all-round effort to streamline operations and lift productivity, which resulted in a record operating profit.
Aggregated turnover increased by 37% from R18,684 million to a record R25,649 million on the strength of higher product prices and marginally higher sales volumes. Overall production was below target due to instability in our support utilities. Despite this, we increased production by 1%. Our costs increased mainly because of higher coal and gas feedstock prices, as well as the unscheduled plant interruptions, including power outages.
The main factors contributing to the increase in operating profit were:
Change
2006/2005
(Rand in
%
millions)
Operating profit 2005 7,546
Exchange rate effects 704 9
Net product and feedstock price increases/(decreases) 6,769 90
– crude oil effects
6,013 80
– effect of the crude oil hedge
1,032 14
– other products
(276) (4)
Inflation on fixed costs (728) (10)
Net negative volume and productivity effects (862) (11)
Management interventions
1
147 2
Capital items effects (77) (1)
Operating profit 2006 13,499
1.
Includes the net positive effects of the delay of the scheduled maintenance shutdown of the plant to 2007.

Results of operations 2005 compared to 2004
External turnover amounted to R820 million in 2005, compared to R1,329 million in 2004, a decrease of
R509 million or 38%, mainly resulting from the suspension of the sale of certain products (e.g. metcoke). This decision was taken as a result of low profit margins earned on these products as well as lower sales volumes of ammonia, sulfur, krypton xenon and wood preservative product sales. The increase in Sasol Synfuels’ aggregated turnover of R2,691 million was mainly due to higher crude oil prices of R5,614 million as well as higher other product prices of R201 million partly reduced by the negative effect of a strengthening of the rand against the
US dollar of R2,278 million as well as lower production volumes of R846 million.
Operating costs and expenses of Sasol Synfuels amounted to R11,138 million in 2005, compared to
R10,495 million in 2004, an increase of R643 million or 6%. The increase includes a realized opportunity loss on our commodity derivative financial instruments of R1,147 million, offset by a small profit realized on other derivative instruments of R11 million, compared to the loss of R54 million in 2004. The other main reasons for the increase in our costs is due to feedstock price increases of R79 million and higher overhead costs of
R337 million. This was partly reduced by the decrease in costs due to lower volumes produced of R309 million, due to three unplanned shut downs mentioned below.
Production volumes for 2005 decreased to 7.5 Mt, a decrease of 3% over 2004 production of 7.7 Mt, mainly due to three unplanned shutdowns, most significantly the flooding of the ash dams due to a rainstorm.
Sales volumes for 2005 decreased to 7.4 Mt, a decrease of 6% over 2004 sales of 7.9 Mt resulting in a stock build up of intermediate products at year end.
Sasol Synfuels reassessed the useful lives of certain items of property, plant and equipment during 2005.
The estimated useful life of certain assets was extended due to technological innovations, product life cycles and maintenance programs. Due to these extensions of the useful lives of certain items of property plant and equipment the depreciation charge was reduced by R656 million for the 2005 year. These changes in estimates were accounted for prospectively with no adjustment made to prior years.
Capital items for the years under review
During the years under review operating costs and expenses includes the effect of the following capital items:
2006
2005
2004
(Rand in millions)
Impairment of property, plant and equipment
–
(16) (2)
Scrapping of property, plant and equipment
(205)
(111) (17)
Profit on disposal of property, plant and equipment
18
17 16
Total
(187)
(110) (3)
The capital items in 2006 include the scrapping of property, plant and equipment during the year of the remaining carrying value of costs capitalized as part of the C4 Skeletal Isomerisation scheme of R81 million,
R79 million for items of property, plant and equipment which formed part of the sulfur recovery project and the remaining carrying value of R10 million on the CFB reactors were scrapped during the year.
The capital items in 2005 include:
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
and
• Scrapping of property, plant & equipment—various items of property, plant and equipment were scrapped during the year. These consist mainly of development costs for certain projects as well as certain smaller assets which are no longer being used by Sasol Synfuels.

Sasol Oil – results of operations
Change
Change
Change
Change
2006
2005
2
2006/2005
2006/2005
2004
2
2005/2004
2005/2004
(Rand in millions)
(%)
(Rand in millions)
(%)
Turnover
External
32,243
23,525 8,718 37 18,554 4,971 27
Inter-segment
544
187 357 191 297 (110) (37)
Aggregated turnover
32,787
23,712
9,075
38
18,851
4,861
26
Operating costs and expenses
1
(30,355)
(21,820) 8,535 39 (17,430) 4,390 25
Operating profit
2,432
1,892
540
29
1,421
471
33
Operating margin %
7
8 8
1.
Operating costs and expenses net of other income.
2.
Restated for the adoption of IFRS 2, Share-based payment. A share-based payment expense of R8 million for both
2005 and 2004 has been recognized in operating costs and expenditure.
Results of operations 2006 compared to 2005
At a time when the South African liquid-fuels sector is enjoying strong volume growth, we continue to increase our market share, mostly on the strength of vigorous marketing efforts and the continuing expansion of our retail network launched in January 2004. We increased our complement of Sasol Convenience Centres and
Exel retail service stations in South Africa by 9% from 345 to 376.
The business increased aggregated turnover by 38% from R23,712 million to R32,787 million due to a 3%
increase in refining margins during 2006 and the weakening of the rand against the US dollar. Operating profit rose by 29% from R1,892 million to R2,432 million, due mostly to the strength of better refining margins and greater efficiency. On the downside, a drop in production volumes from the Sasol Synfuels operations and the
Natref refinery restrained profit growth. Operating costs and expenses increased by 39% as a result of higher feedstock, such as crude oil.
The main factors contributing to the increase in operating profit were:
Change
2006/2005
(Rand in
%
millions)
Operating profit 2005 1,892
Exchange rate effects 139 7
Net product and feedstock price increases 608 32
Inflation on fixed costs (52) (3)
Net negative volume and productivity effects (210) (11)
Capital items effects 55 3
Operating profit 2006 2,432

Results of operations 2005 compared to 2004
The net increase in Sasol Oil’s aggregated turnover of R4,861 million was mainly due to higher product prices of R6,970 million (primarily as a result of higher refining margins) and higher sales volumes of R294 million, which was partially offset by the strengthening of the rand against the US dollar of
R2,403 million.
Operating costs and expenses of Sasol Oil amounted to R21,820 million in 2005, compared to
R17,430 million in 2004, an increase of R4,390 million or 25%. The increase of 25% is mainly due to increases in direct productions costs as a result of higher prices of feedstock, such as crude oil prices, of R6,108 million and increased costs as a result of higher production of R248 million reduced by the effects of the strengthening of the rand against the US dollar resulting in reduction in feedstock cost of R2,024 million. Other operating costs increased as a result of annual fixed cost escalations of R84 million, increased depreciation cost of
R76 million due to commencement of the depreciation of additional items of property, plant and equipment capitalized, an increase in the provision for doubtful debts of R16 million and other smaller increases of
R12 million, offset by lower foreign exchange translation losses of R154 million.
The useful lives of our property, plant and equipment were assessed during 2005. Due to the extension of the useful lives of certain items of property plant and equipment the depreciation charge was reduced by
R39 million. These changes in estimate were accounted for prospectively with no adjustment made to prior years.
Capital items for the years under review
During the years under review operating costs and expenses includes the effect of the following capital items:
2006
2005
2004
(Rand in millions)
Impairment of property, plant and equipment
(4)
(3) –
Impairment of intangible assets
(1)
(8) –
Impairment of equity accounted investee
–
(42) –
Loss on disposal of property, plant and equipment
(3)
(10)
–
Total
(8)
(63) –
The capital items in 2006 include:
• Impairment of property, plant and equipment – Due to worse than expected performance of the truckstop in Sasolburg it was necessary to recognize an impairment of R4 million; and
• Impairment of intangible assets – During the 2004 year Sasol acquired Exel Petroleum. The carrying value of intangible assets of R1 million for 6 commercial contracts established in the allocation of the purchase price was impaired during the year as these contracts were performing worse than expected.
The capital items in 2005 include:
• Impairment of intangible assets – Of the commercial contracts acquired through the acquisition of Exel
Petroleum, fourteen were terminated during the current year. The carrying value of these contracts amounting to R8 million were impaired; and
• Impairment of equity accounted investee – As part of the acquisition of Exel Petroleum we acquired an investment in Black Top Holdings (Pty) Limited (BTH). It was anticipated that this investment would be sold in the near future and it was therefore valued at fair value. During 2005, business problems surfaced at BTH which resulted in the deterioration of the cash flow position of the company and it was unable to meet its obligations. Accordingly, the investment in BTH was impaired by R42 million to a zero carrying value.

Sasol Gas – results of operations
Change
Change
Change
Change
2006
2005
2
2006/2005
2006/2005
2004
2
2005/2004
2005/2004
(Rand in millions)
(%)
(Rand in millions)
(%)
Turnover
External
1,663
1,408 255 18 1,389 19 1
Inter-segment
1,546
996 550 55 133 863 649
Aggregated turnover
3,209
2,404
805
33
1,522
882
58
Operating costs and expenses
1
(1,683)
(1,473) 210 14 (1,136) 337 30
Operating profit
1,526
931
595
64
386
545
141
Operating margin %
48
39 25
1.
Operating costs and expenses net of other income.
2.
Restated for the adoption of IFRS 2, Share-based payment. A share-based payment expense of R1 million for both
2005 and 2004 has been recognized operating costs and expenses.
Results of operations 2006 compared to 2005
Sasol Gas experienced strong growth and delivered pleasing financial results on the strength of higher pipeline-gas sales and prices. The business completed its second full financial year as a supplier and marketer of natural gas, which is produced in Mozambique. Sasol Gas achieved a 22% increase in sales volumes from
87 MGJ to 106 MGJ. The increase was attributable to higher sales to the Sasol chemicals plant at Sasolburg,
Sasol Synfuels at Secunda and to South African industrial and commercial customers, mostly in Gauteng,
Mpumalanga and KwaZulu-Natal. The business again benefited from higher selling prices, which are based on indices linked to producer price inflation and alternative energy prices, specifically oil products. Operating costs and expenditure increased by 24% after the effects of the profit of R203 million recognized on the disposal of a
25% interest in ROMPCO to iGas and the impairment R67 million of the dedicated pipeline during 2006. The increase was maintained in line with the increased gas sales through continued cost containment.
The main factors contributing to the increase in operating profit were:
Change
2006/2005
(Rand in
%
millions)
Operating profit 2005 931
Exchange rate effects (3) –
Net product price increases 201 22
Inflation on fixed costs (10) (1)
Net volume and productivity effects 269 29
Capital items effects 138 15
Operating profit 2006 1,526

Results of operations 2005 compared to 2004
The net increase in Sasol Gas’ aggregated turnover of R882 million was mainly due to increased sales volumes as a result of the introduction of natural gas from Mozambique to inter-segment operations. The natural gas was introduced in March 2004, therefore the 2005 year reflects a full-year production compared to four months in the 2004 year.
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
Operating costs and expenses of Sasol Gas amounted to R1,473 million in 2005, compared to
R1,136 million in 2004, an increase of R337 million or 30%. This increase of 30% is mainly attributable to the higher cost of gas of R141 million and increased fixed costs of R69 million as a result of increased activity, additional depreciation of R222 million due to the fact that certain items of property, plant and equipment relating to the natural gas project were depreciated for a full year in 2005 compared to four months in the 2004 year, less other income of R5 million earned and customer plant conversion costs incurred by us of R50 million, all associated with the introduction of natural gas.
Additionally Sasol Gas reassessed the useful lives of certain items of property, plant and equipment during
2005. The useful lives of certain assets was extended due to technological innovations, product life cycles and maintenance programs. Due to these extensions of the useful lives of certain items of property, plant and equipment the depreciation charge was reduced by R50 million in 2005. These changes in estimate were accounted for prospectively with no adjustment made to prior years.
Capital items for the years under review
During the years under review operating costs and expenses includes the effect of the following capital items:
2006
2005
2004
(Rand in millions)
Impairment of property, plant and equipment
(67)
– –
Profit on disposal of business
205
– –
Total
138
– –
The impairment in 2006 is a result of the fact that Sasol Gas was required to supply both hydrogen-rich and natural gas during the period of converting customers to natural gas. A dedicated pipeline was built from
Sasolburg to continue to supply hydrogen-rich gas. Upon completion of the natural gas conversion project, this pipeline was intended to be utilized in a number of applications which have proved not to be feasible.
A portion of the pipeline with no alternative use to Sasol Gas has been impaired.
Effective 1 July 2005 a 25% interest in the Republic of Mozambique Pipeline Investment Company
(Pty) Limited was sold to iGas under the shareholders’ agreement. A profit of R205 million was realized on this transaction.

Sasol Synfuels International – results of operations
Change
Change
Change
Change
2006
2005
2
2006/2005
2006/2005
2004
2
2005/2004
2005/2004
(Rand in millions)
(%)
(Rand in millions)
(%)
Turnover
External
161
– 161 7 (7)
Inter-segment
–
– – – –
Aggregated turnover
161
–
161
7
(7)
Operating costs and expenses
1
(803)
(201) 602 300 (147) 54 37
Operating loss
(642)
(201)
(441)
219
(140)
(61)
44
1.
Operating costs and expenses net of other income.
2.
Restated for the adoption of IFRS 2, Share-based payment. A share-based payment expense of R2 million for both
2005 and 2004 has been recognized in operating costs and expenses.
Results of operations 2006 compared to 2005
The aggregated turnover generated during 2006 relates to the external portion of sales of catalyst for our
Oryx GTL plant. This business hosts the growth ambitions of the group relating to GTL and CTL ventures. Its costs are associated with establishing and advancing the various opportunities that Sasol has to commercialize its proprietary Fischer-Tropsch technology. An operating loss of R642 million was incurred in the year as a direct consequence of our increased activity in this respect.
Results of operations 2005 compared to 2004
No turnover was generated during 2005 by Sasol Synfuels International. The aggregated turnover in 2004 was derived from the external portion of recoveries from joint ventures. Operating costs and expenses of Sasol
Synfuels International amounted to R201 million in 2005, compared to R147 million in 2004, an increase of
R54 million or 37%. This increase is a direct consequence of these increased activities in advancing the various opportunities.
In 2005 Sasol Synfuels International sold business rights to Chevron Synfuels Limited, a subsidiary of
Chevron to enable the joint venture to participate in the second phase of the Qatar GTL project. A profit of R33 million was realized on this sale.

Sasol Polymers – results of operations
Our polymer-related activities are managed in two separate entities, Sasol Polymers a division of Sasol
Chemical Industries Limited and Sasol Polymers International Investments a subsidiary of the Sasol Investment
Company.
Change
Change
Change
Change
2006
2005
2
2006/2005
2006/2005
2004
2
2005/2004
2005/2004
(Rand in millions)
(%)
(Rand in millions)
(%)
Turnover
External
7,537
7,199 338 5 6,576 623 9
Inter-segment
102
83 19 23 86 (3) (4)
Aggregated turnover
7,639
7,282
357
5
6 662
620
9
Operating costs and expenses
1
(6,817)
(5,807) 1,010 17 (5,641) 166 3
Operating profit
822
1,475
(653)
(44)
1,021
454
44
Operating margin %
11
20 15
1.
Operating costs and expenses net of other income.
2.
Restated for the adoption of IFRS 2, Share-based payment. A share-based payment expense of R9 million for both
2005 and 2004 has been recognized in operating costs and expenses.
Results of operations 2006 compared to 2005
Sasol Polymers experienced tougher trading conditions, but retained focus on optimizing production, marketing and logistics with particular emphasis on improving safety, productivity and customer service.
Harsher trading conditions were attributable mostly to higher oil-derived feedstock costs and relatively low international polymer prices. Polymer selling prices tend to move with oil prices, but during 2006 there was a significant squeeze on our operating margin. On average, international oil prices rose by almost 35%, but average international polymer selling prices increased by only 3%. Having reported an 11% drop in production volumes in the previous year, due primarily to the incident at the Secunda ethylene plant, we increased production volumes by 5% during 2006. A greater increase was targeted, but we had to contend with lower production mostly due to upstream feedstock constraints, the impact of Project Turbo work at Sasolburg and
Secunda and unplanned power outages at Sasolburg. Sasol Polymers increased aggregated turnover by 5% on the basis of the increased sales volumes, however, the impact of a decrease in the operating margin, through increased feedstock prices, decreased operating profit by 44%.

The main factors contributing to the decrease in operating profit were:
Change
2006/2005
(Rand in
%
millions)
Operating profit 2005 1,475
Exchange rate effects 153 10
Net product and feedstock price decreases (851) (58)
– crude oil
(764) (52)
– other products
(87) (6)
Inflation on fixed costs (56) (4)
Net volume and productivity effects 252 17
Other
1
(146) (10)
Capital items effects (5) –
Operating profit 2006 822
1.
Includes the effect of the insurance proceeds received during 2005.
Results of operations 2005 compared to 2004
The increase in Sasol Polymers’ aggregated turnover of R620 million, was mainly due to US dollar product price increases of R1,764 million partially offset by the appreciation of the rand against the US dollar resulting in a negative financial impact of R567 million and decreased sales volumes of R577 million. Our sales volumes decreased by 9% as production was interrupted for a 90 day period due to an explosion at the ethylene plant at the Secunda site in September 2004.
Operating costs and expenses of Sasol Polymers amounted to R5,807 million in 2005, compared to
R5,641 million in 2004, an increase of R166 million or 3%. This increase is due to higher input cost as a result of higher oil prices of R995 million and higher cost due to inflation of R38 million. This increase was partially offset by the appreciation of the rand against the US dollar resulting in a positive effect of R257 million and lower input costs of R207 million resulting from the decreased volumes. R304 million, net of excess payments, was received as insurance payments to cover the contribution losses sustained in an explosion. An increase of R3 million due to various other differences was offset by management initiated cost reduction exercises of R42 million compared to the previous year.
Additionally Sasol Polymers reassessed the useful lives of certain items of property, plant and equipment during the 2005 year. The useful life of certain assets was extended due to technological innovations, product life cycles and maintenance programs. Due to these extensions of the useful lives of certain items of property plant and equipment the depreciation charge was reduced by R170 million for 2005. These changes in estimate were accounted for prospectively with no adjustment made to prior years.

Capital items for the years under review
During the years under review operating costs and expenses includes the effect of the following capital items:
2006
2005
2004
(Rand in millions)
Impairment of property, plant and equipment
(23)
(5) –
Scrapping of property, plant and equipment
(2)
(5) (5)
Profit/(loss) on disposal of property, plant and equipment
8
(2) 64
Total
(17)
(12) 59
The impairment of property, plant and equipment is mainly due to DPI Holdings, in which Sasol has a 50%
interest, which has been classified as a disposal group held for sale during 2006, after identifying a potential buyer and approval by the Sasol Polymers divisional board to divest. The classification of DPI Holdings as held for sale necessitated the impairment of the net assets to the fair value less costs to sell.
Sasol Solvents – results of operations
The 2005 and 2004 Sasol Solvents segment results have been restated for the reclassification of the comonomers operations from Sasol Olefins & Surfactants.
Change
Change
Change
Change
2006
2005
2
2006/2005
2006/2005
2004
2
2005/2004
2005/2004
(Rand in millions)
(%)
(Rand in millions)
(%)
Turnover
External
10,485
9,361 1,124 12 7,937 1,424 18
Inter-segment
1,181
947 234 25 748 199 27
Aggregated turnover
11,666
10,308
1,358
13
8,685
1,623
19
Operating costs and expenses
1
(10,793)
(9,287) 1,506 16 (8,681) 606 7
Operating profit
873
1,021
(148)
(15)
4
1,017
Operating margin %
7
10 2
1.
Operating costs and expenses net of other income.
2.
Restated for the adoption of IFRS 2, Share-based payment. A share-based payment expense of R4 million and
R5 million for 2005 and 2004, respectively, has been recognized in operating costs and expenses in operating costs and expenses.
Results of operations 2006 compared to 2005
Sasol Solvents performed well in general considering the previous year’s exceptional performance. Demand for most of our product portfolios remained robust. Plants ran well mostly at or above design capacity; logistical and marketing operations were well coordinated. While demand remained largely buoyant in most regional markets, with some growth being achieved for certain portfolios, escalating oil and related commodity prices impacted on margins, with some products being more harshly affected. Mostly on the strength of higher sales volumes and some price increases, aggregated turnover increased by 13%, however, operating costs and expenses increased by 16% primarily because of increased feedstock prices, thus reducing operating margins, and the negative impact of increased expenditure on capital items. Total sales volumes increased from 1.38 Mt to 1.58 Mt.

The main factors contributing to the decrease in operating profit were:
Change
2006/2005
(Rand in
%
millions)
Operating profit 2005 1,021
Exchange rate effects 60 6
Net product and feedstock price decreases (761) (75)
– crude oil
(864) (85)
– other products
103 10
Inflation on fixed costs (66) (6)
Net volume and productivity effects (79) (8)
Capital items effects 698 68
Operating profit 2006 873
Results of operations 2005 compared to 2004
Change
Change
Aggregated turnover
2005
2004
2005/2004
2005/2004
(Rand in millions)
(%)
After the reclassification of comonomers 10,308 8,685 1,623 19
Reclassification of comonomers (1,904) (2,230) 326 (15)
Before the reclassification of comonomers 8,404 6,455 1,949 30
The increase in aggregated turnover in 2005 before the reclassification of the comonomers activities was
R1,949 million. This increase was due to the increase in external turnover of R2,107 million, which was attributable to an increase in product prices of R2,026 million which was offset by the appreciation of the rand against the US dollar resulting in a negative effect of R538 million and by an increase in sales volumes of
R619 million. The increased prices and volumes were due to customer demand outstripping supply, and it is believed that these price levels have reached unsustainable levels. The increase in external turnover was partially offset by the decrease in inter-segment turnover of R158 million, which was mainly attributable to a decrease in sales volumes of R187 million and increase in product prices which was partly offset by the appreciation of the rand against the US dollar resulting in a negative effect of R18 million, partly offset by price increases of
R11 million.
Change
Change
Operating costs and expenses
2005
2004
2005/2004
2005/2004
(Rand in millions)
(%)
After the reclassification of comonomers (9,287) (8,681) 606 7
Reclassification of comonomers 2,121 2,339 (218) (9)
Before the reclassification of comonomers (7,166) (6,342) 824 13
Operating costs and expenses before the reclassification of the comonomers activities increased by R824 million or 13%. This net increase is mainly attributable to variable costs increases of R771 million as a result the following:
• higher prices of R734 million;
• increase in the cost of feedstock due to higher crude oil prices of R565 million;
• partly reduced through the appreciation of the rand against the US dollar of R492 million; and
• lower production volumes of R36 million.

In addition fixed costs increased by R7 million, due to the inflationary increases of R19 million as well as various other increases amounting to R18 million, which were offset by the appreciation of the rand against the
US dollar of R30 million. Additionally profits incurred on translation of foreign exchange transactions were
R367 million higher than in the previous year.
Other income amounted to R38 million compared to R49 million in 2004, a reduction of R11 million or
22%. Other income consists mainly of rebates and management fees received.
Depreciation on the Acrylates plant for a full year after commissioning was higher by R90 million while depreciation on other property, plant and equipment was lower by R61 million due to the extension of the useful life of certain items. The useful life of certain assets was extended due to technological innovations, product life cycles and maintenance programs. These changes in estimate were accounted for prospectively with no adjustment made to prior years. Included in net operating costs and expenses in 2004 was the profits realized on the disposal of the Acrylates plant of R50 million and various other items of property, plant and equipment of
R2 million.
Operating profit of comonomers increased from R109 million in 2004 to R217 million in 2005 primarily due to the increase in chemical product prices which was partially offset by increases in the cost of feedstock due to higher crude oil prices.
Capital items for the years under review
During the years under review operating costs and expenses includes the effect of the following capital items:
2006
2005
2004
(Rand in millions)
Impairment of property, plant and equipment
–
(437) (42)
Reversal of impairment of property, plant and equipment
140
– –
Impairment of intangible assets
(26)
(5) –
Scrapping of property, plant and equipment
(7)
(151) –
Loss on disposal of business
(2)
– –
Profit on disposal of property, plant and equipment
–
–
23
Total
105
(593) (19)
The capital items in 2006 include:
• Reversal of a previously recognized impairment – During 2005 an impairment was recognized of R140 million for Octene train 3 project due to increases in the capital costs. This project was not impaired under US GAAP. The successful outcome of negotiations of the selling price of the product which were finalized during the last quarter of 2005, has resulted in the return (based on a discounted cash flow model) expected to be generated by this plant exceeding the expected cost of construction. As a result, due to the change in economic circumstances, the impairment has been reversed.
• Impairment of intangible assets – includes:
1.
Impairment of Acrylates train 2 technology license (South Africa) – An impairment of the technology license for the second train of R14 million was recognized due to uncertainty regarding the expected product mix that will be manufactured and the decision to postpone the project due to the current de-bottlenecking of train one.
2.
Impairment of emission rights (carbon credits) – The group accounts for emission rights granted by government as an indefinite life intangible asset. This intangible asset is recognized at the fair value of the allowance on the date it is granted. No amortization is provided and the intangible asset is tested for impairment at least annually. Due to the decrease in the market price of emission rights during the year, from euro 26.00 to euro 16.00 per right (one right unit entitles the holder the right to emit one ton of carbon dioxide per year), the carrying value of the intangible asset at year-end was impaired by R12 million.
The capital items in 2005 include:
• Impairment of property, plant and equipment – includes:
1.
Impairment of Octene train 3 (South Africa) – The economic evaluation of the project indicated that it will be substantially more expensive than the original approved amount. As a result the entire amount of capital expenditure (including interest capitalized of R8 million) of R140 million was impaired. The Octene train 3 was not impaired under US GAAP as the carrying value did not exceed the undiscounted future cash flows. On 9 September 2005 the Sasol Limited board of directors approved the continuation of the project at a substantially higher capital cost subject to successful renegotiations of the product selling price to recover the cost of the capital to be invested. This impairment relates to the comonomers activities which have been reclassified from Sasol Olefins &
Surfactants;
2.
Impairment of ketones and alcohols plants (Germany) – Both the ketones and ethanol plants were evaluated for impairment during 2005. The impairment assessment resulted in an impairment of the ketones plant of R13 million and of the ethanol plant of R71 million including an impairment of R5 million of intangible assets; and
3.
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
1. Crotonaldehyde plant – R16 million;
2. Propylene oxide and glycol ethers plants – R47 million; and
3. Acetic acid plant – R 2 million
Furthermore, certain study costs were evaluated by Sasol Technology during the course of the year and these costs (R83 million) written off. Other smaller items scrapped amounted to R3 million.

Other Businesses – results of operations
Other businesses include Sasol Financing, Sasol Technology, Sasol Petroleum International, Sasol Nitro,
Sasol Wax, Sasol Infrachem, Merisol and various smaller chemical businesses.
Change
Change
Change
Change
2006
2005
2
2006/2005
2006/2005
2004
2
2005/2004
2005/2004
(Rand in millions)
(%)
(Rand in millions)
(%)
Turnover
External
9,329
8,713 616 7 8,124 589 7
Inter-segment
4,242
3,534 708 20 3,609 (75) (2)
Aggregated turnover
13,571
12,247
1,324
11
11,733
514
4
Operating costs and expenses
1
(12,529)
(11,767) 762 6 (11,972) (205) (2)
Operating profit
1,042
480
562
117
(239)
719
(301)
Sasol Financing
Operating profit
101
84 17 20 154 (70) (45)
Sasol Petroleum International
Aggregated turnover
1,237
841 396 47 312 529 170
Operating profit/(loss)
600
280 320 114 (119) 399 (335)
Sasol Nitro
Aggregated turnover
3,402
3,485 (83) (2) 3,226 259 8
Operating profit/(loss)
466
449 17 4 (157) 606 (386)
Sasol Wax
Aggregated turnover
4,584
4,075 509 12 4,042 33 1
Operating profit
276
208 68 33 266 (58) (22)
Infrachem
Aggregated turnover
2,270
2,013 257 13 2,329 (316) (14)
Operating (loss)/profit
(297)
(364) 67 (18) 89 (453) (509)
Merisol
Aggregated turnover
556
535 (21) 4 497 38 8
Operating (loss)/profit
(11)
27 (38) (141) 17 10 59
1.
Operating costs and expenses net of other income.
2.
Restated for the adoption of IFRS 2, Share-based payment.
Results of operations 2006 compared to 2005
Sasol Financing provides financing and treasury services to our group and also acts as our in-house bank.
Its operating profit amounted to R101 million in 2006, compared to operating profit of R84 million in 2005.
Changes in Sasol Financing’s operating profit are mainly attributable to movements in the rand against the
US dollar.
Sasol Petroleum International, through our partnership with Mozambique’s state-owned company, Empresa
Naçional de Hidrocarbonetos de Moçambique and the International Finance Corporation produced and sold
94 MGJ of natural gas from the Temane field. Sasol Petroleum International’s share of the sales was 66 MGJ, a
22% increase on the previous year’s 54 MGJ. Our share of gas condensate sales doubled from 225,000 b to
450,000 b. Through our 27.75% stake in Gabon’s Etame field, we sold for our own account 1.7 million b of crude oil. Higher oil and gas prices, the weakening of the rand against the US dollar and increased volumes enabled Sasol Petroleum International to increase aggregated turnover by 47% and to more than double operating profit from R280 million to R600 million. A loss of R82 million was recognized on the disposal of a
30% interest in the Temane central processing facility to Companhia Moçambicana Hidrocarbonetos and the
International Finance Corporation effective 1 April 2006 mainly due to the strengthening of the rand since the construction of the facility. Total exploration costs expensed against operating profit amounted to R123 million for 2006 compared to R121 million for 2005. A new onshore exploration, appraisal and development drilling campaign will commence in 2007 with a budget of US$195 million. Drilling will be concentrated in the
Pande and Temane field areas and targeted at increasing annual gas production over the next few years beyond 120 MGJ.
Sasol Nitro, which comprises our South African ammonia, fertilizers and explosives portfolios, benefited from high ammonia prices and a strong performance from explosives being partially offset by a substantial decrease in fertilizer sales. Sales volumes for our combined nitrogen value chain decreased by 20% mostly as a result of lower fertilizer sales and the switch of our Phalaborwa phosphoric acid operation to toll manufacturing in September 2005. Capital items in the previous year included a R28 million profit on the sale of our US operation, whereas 2006 includes a net loss of R28 million mostly due to the disposal of our electronic detonator business. The average ammonia price was significantly higher than that of the previous year and benefited Sasol Nitro by making a higher contribution to operating profit, which was also boosted by higher margins and strong sales for our non-fertilizer products. The ammonia production volumes at Sasolburg also increased. Fertilizer sales were down substantially due to an estimated 44% decline in South African maize plantings.
Sasol Wax produces and markets wax and wax related products to commodity and specialty wax markets globally. Sasol Wax maintained steady production and increased sales with the advantage of achieving better margins than in the previous year. High oil prices, however, impacted on feedstock prices in South Africa,
Europe and the US, with the effects being more dramatic in the latter two regions. To Sasol Wax’s benefit, the second half of 2006 was characterized by a worldwide shortage of paraffin waxes due to an overall buoyant global market and, more so, because of strong growth in general demand for waxes and related products.
Shortages drove sales prices up significantly for most wax grades, including those produced through Sasol’s
Fischer-Tropsch process. An impairment of R17 million was recognized for the Pass Christian plant in the US which was damaged by Hurricane Katrina.
Sasol Infrachem has settled into its new role as a dedicated producer of reformed gas derived from natural gas, which it produces at Sasolburg through two autothermal reformers operated on behalf of Sasol Gas.
Reformed gas production was stable during the year and above the set target. Gas production increased by almost 46% from 25.9 MGJ to 37.7 MGJ. Greater gas production – along with the increased provision of onsite utilities and ongoing cost containment – enabled an increase in turnover by 13%.
Merisol, our 50:50 cresylic acids joint venture with Merichem Company, had a tough year because of feedstock constraints at Secunda in South Africa early in 2006 and the disruptive impact of Hurricane Rita on its
US operations at Houston, Texas, which lowered production. The hurricane interrupted the supply of gas and process chemicals to our plants for an extended period. This necessitated plant idling and a subsequent interruption in our supply of products to customers. Sales volumes decreased by almost 5% from 103 kt to 99 kt.
Turnover increased by 5% on the strength of higher prices necessitated by higher energy and feedstock prices.
Variable costs increased by 20% because of higher utility and feedstock prices worldwide.
Results of operations 2005 compared to 2004
Sasol Financing’s operating profit amounted to R84 million in 2005, compared to operating losses of
R154 million in 2004. Changes in Sasol Financing’s operating profit are mainly attributable to movements in the rand against the US dollar.
Sasol Petroleum International’s aggregated turnover increased to R841 million in 2005 from
R312 million in 2004, mainly as a result of increased oil production and higher oil prices from the Etame oil field in Gabon, and a full year of production from the Temane gas field in Mozambique. Operating profit amounted to R280 million in 2005 compared to an operating loss of R119 million in 2004 largely as a result of the increase in turnover. Total exploration costs expensed against operating profit amounted to R121 million for
2005 compared to R223 million for 2004 mainly as a result of a temporary decline in exploration activity in
Mozambique.
Sasol Nitro’s aggregated turnover increased to R3,485 million in 2005 from R3,226 million in 2004, an increase of R259 million or 8%. This increase is mainly because of stronger selling prices, as well as higher explosives and accessories volumes, which was partially offset by the stronger rand, lower phosphoric acid sales and the disposal of our investment in Sasol Southwest Energy joint venture in the United States. Following an impairment charge recognized in 2004, the final disposal of the investment realized a profit for the group of R28 million. Operating costs were contained through cost savings initiatives and greater efficiency, as well as benefits arising from the repositioning of the electronic detonator business and the increased sales volumes from the Sasol Dyno Nobel joint venture. Sasol Nitro’s contribution to group profit was R449 million compared to the loss of R157 million in 2004.
Sasol Wax’s aggregated turnover increased 5% in euro. The rand equivalent increase was 1% up from
R4,042 million to R4,075 million. Higher oil-based feedstock prices kept operating margins under pressure.
Sales volumes of wax and associated paraffinic products increased by 5% from 779.9Kt to 821.6Kt primarily as a result of securing new business. Sasol Wax’s contribution to group operating profit decreased by 22% from
R266 million to R208 million.
The conversion of Sasol Infrachem from coal gasification to natural gas reforming at Sasolburg towards the end of 2004 went smoothly when the two new autothermal reformers were brought into commercial production.
The reformers production during 2005 alternated between prolonged periods of stable operations in line with planned production and intermittent downtime to resolve post commissioning technical shortcomings that limited full reformer capability. As a result of these interruptions, turnover dropped by almost 14% from
R2,329 million to R2,013 million. Gas production fell from 53.4 MGJ (coal-based) to 25.9 MGJ (natural gas-based) and 12.5 MGJ (coal-based), a total of 38.4 MGJ. Sasol Infrachem incurred a loss of R364 million, primarily due to the consequence of the one-off costs incurred during the commissioning of the natural gas-fed autothermal reformers that have replaced the coal-fired gasifiers in Sasolburg which could not be passed on to customers.
Merisol, performed well and increased turnover by 6% from R497 million to R528 million. The increase is largely due to the strength of higher prices and sustained good sales across the product portfolio. Higher oil prices drove up costs for Merisol products manufactured in South Africa, Japan and the US. Merisol was able to absorb cost increases through price increases. Feedstock constraints, however, reduced sales volumes to 103.3Kt.
During the year Sasol undertook a reassessment of the useful lives of certain items of property, plant and equipment. The useful life of certain assets was extended due to technological innovations, product life cycles and maintenance programs. Due to these extensions of the useful lives of certain items of property, plant and equipment owned by Sasol Nitro, Sasol Wax and Sasol Technology, the depreciation charge was reduced by
R25 million. These changes in estimate were accounted for prospectively with no adjustment made to prior years.

Segment review – discontinued operations
Sasol Olefins & Surfactants – results of operations
We acquired Condea in March 2001 from German-based RWE DEA AG for euro 1.3 billion (R8.3 billion).
Most of this business was subsequently hosted in Sasol Olefins & Surfactants with production facilities mainly in the US, Europe and South Africa. In 2003, it was determined that we would continue to grow our chemical businesses conditional upon projects leveraging our technology or securing integrated and highly cost-
competitive feedstock positions. We announced in August 2005 that we are considering the divestment of the
Sasol Olefins & Surfactants business excluding our comonomers activities in South Africa. The Sasol Olefins &
Surfactants business is not vertically integrated to our required standards; is not adequately linked to our proprietary Fischer-Tropsch technology process and has not adequately provided the integration benefits which we require. The financial impact of changes in the input costs of the business – together with current market-
place dynamics – exceeds the benefits of significant reductions that have successfully been achieved in the fixed costs of the business and various other productivity improvements. After a review of valuations and bids received from interested parties, which confirmed our valuation, it was necessary to write-down the net asset value of the business to its fair value. By 30 June 2006, we had completed most of the activities required to prepare this business for sale as a going concern and are presently in negotiations with potential buyers. It is envisaged that the disposal of the Sasol Olefins & Surfactants business will be completed within the next 12 months, subject to obtaining the relevant regulatory and other approvals. Until the business is sold, we remain committed to the strategic and operational goals of Sasol Olefins & Surfactants and will continue to provide the business with the support necessary to uphold its effectiveness and success.
Change
Change
Change
Change
2006
2005
2 & 3
2006/2005
2006/2005
2004
2 & 3
2005/2004
2005/2004
(Rand in millions)
(%)
(Rand in millions)
(%)
Turnover
External
18,545 16,742 1,803 11 15,152 1,590 10
Inter-segment 550 354 196 55 265 89 34
Aggregated turnover
19,095
17,096
1,999
12
15,417
1,679
11
Operating costs and expenses
1
(22,662) (17,110) 5,552 32 (15,385) 1,725 11
Operating (loss)/profit
(3,567)
(14)
(3,553)
32
46 (144)
1.
Operating costs and expenses net of other income.
2.
Restated for the adoption of IFRS 2, Share-based payment. A share-based payment expense of R10 million for both
2005 and 2004 has been recognized in operating costs and expenses.
3.
Restated for the reclassification of the comonomers operations to Sasol Solvents.
Results of operations 2006 compared to 2005
Sasol Olefins & Surfactants continued to build on its groundwork of the last three years, with emphasis on reducing fixed costs in a sustainable manner, improving customer relations, lifting productivity and optimizing its portfolio of surfactants, surfactant intermediates and speciality inorganic chemicals in the face of tougher market conditions. Despite ongoing optimization, the business was again severely hampered by largely unfavorable market conditions which impacted more harshly on some businesses. Most markets remain highly competitive due to continuing and, in some cases, increasing oversupply. Further substantial increases in oil prices and related feedstock prices, as well as natural gas and utility prices, could not be fully accommodated in higher selling prices. This led to sustained margin pressure and, in some instances, severe margin erosion. Aggregated turnover increased by 12% due mostly to higher sales prices. This benefit was fully absorbed by the higher feedstock and energy costs. Our global sales volumes were largely unchanged and, in general, the markets we sell into remained stable to stronger with the dominating characteristic being the oversupply of many products.

The financial impact of changes in the input costs of the business – together with current market-place dynamics – exceeds the benefits of significant reductions that have successfully been achieved in the fixed costs of the business and various other productivity improvements.
The main factors contributing to the increase in operating loss were:
Change
2006/2005
(Rand in
%
millions)
Operating loss 2005 (14)
Exchange rates effects (4) –
Net product and feedstock prices (decreases)/increases 280 27
– crude oil
(674) (66)
– other products
954 93
Inflation on fixed costs (24) (2)
Net volume and productivity effects (234) (23)
Capital items effects (375) (37)
Fair value write down (3,196) (313)
Operating loss 2006 (3,567)
Results of operations 2005 compared to 2004
Change
Change
Turnover
2005
2004
2005/2004
2005/2004
(Rand in millions)
(%)
After the reclassification of comonomers 17,096 15,417 1,679 11
Reclassification of comonomers 1,298 1,965 (667) (34)
Before the reclassification of comonomers 18,394 17,382 1,012 6
The net increase in Sasol Olefins & Surfactants’ aggregated turnover of R1,012 million was mainly due to higher product prices. This increase was partially offset by a decrease in sales volumes and the appreciation of the rand against the euro and the US dollar.
Change
Change
Operating costs
2005
2004
2005/2004
2005/2004
(Rand in millions)
(%)
After the reclassification of comonomers (17,110) (15,385) 1,725 11
Reclassification of comonomers (1,505) (2,064) 559 (27)
Before the reclassification of comonomers (18,615) (17,449) 1,166 7
Operating costs and expenses of Sasol Olefins & Surfactants amounted to R18,615 million in 2005, compared to R17,449 million in 2004, an increase of R1,166 million or 7%. This increase was mainly due to higher chemical feedstock and crude oil related costs of R2,134 million, offset by the appreciation of the rand against the euro and the US dollar which resulted in a positive effect of R1,229 million. The useful lives of certain items of property, plant and equipment were assessed during the 2005 year. Due to the extension of the useful lives of certain items of property plant and equipment the depreciation charge was reduced by
R517 million for the current year. These changes in estimate were accounted for prospectively with no adjustment made to prior years. Additionally the costs were reduced through our restructuring initiatives in
North America and Italy and a reduction of certain of our environmental obligations of approximately
R127 million.

Capital items for the years under review
During the years under review operating costs and expenses includes the effect of the following capital items:
2006
2005
2004
(Rand in millions)
Impairment of property, plant and equipment
(804)
(313) (54)
Impairment of intangible assets
(104)
– –
Impairment of goodwill
(4)
(209) –
Scrapping of property, plant and equipment
(21)
(16) (4)
(Loss)/Profit on disposal of business
–
(11) 52
Loss on disposal of property, plant and equipment
(14)
(23) (14)
(947)
(572) (20)
Fair value write down
(3,196)
– –
Total
(4,143)
(572) (20)
The capital items in 2006 include:
• Impairment of property, plant and equipment – includes:
1.
Impairment of the organics business unit (Italy) – The organics business unit of Sasol Italy comprises the Augusta alkylates and alcohols plants, the Sardinian alkylates plant and the Terranova surfactant plants. Based on current market conditions (i.e. high oil derived feedstock prices, pressure on sales prices due to over supply in the market, amongst other) the assets of the cash generating unit have been impaired by R791 million to their estimated recoverable amount based on the value in use. This cash generating unit has not been impaired under US GAAP as the carrying value did not exceed the undiscounted future cash flows;
2.
Impairment of Sasol Gulf assets (United Arab Emirates) – A significant increase in the production capacity in the Middle East and the Gulf has increased the competitiveness of the surfactants market.
After the performance of an impairment review, based on value in use, the entire carrying value of the assets of R22 million was impaired.
3.
Impairment of inorganic specialities plant (Italy) – In the previous year, the carrying value of this plant was impaired. During the current year, in order to support the business requirements of the global Sasol Olefins & Surfactants business unit, further capital expenditure was incurred on continuing operation of this plant. This expenditure, while meeting the requirements for capitalization in order to continue operating the plant, was reviewed for impairment. The plant continues to incur losses and therefore all additional expenditure of R16 million on this asset has been impaired.
• Impairment of intangible assets – The group accounts for emission rights (carbon credits) granted by government as an indefinite life intangible asset. This intangible asset is recognized at the fair value of the allowance on the date it is granted. No amortization is provided and the intangible asset is tested for impairment at least annually. Due to the decrease in the market price of emission rights during the year, from euro 26.00 to euro 16.00 per right (one right unit entitles the holder the right to emit one ton of carbon dioxide per year), the carrying value of the intangible asset at year-end was impaired by R83 million.
• After a review of valuations and bids received from interested parties, which confirmed our valuation, it was necessary to write-down the net asset value of the business to its fair value less costs to sell.
This resulted in a reduction of net asset value and a charge to the income statement of R3.2 billion
(R2.8 billion after tax).

The capital items in 2005 include:
• Impairment of property, plant and equipment and goodwill – includes:
1.
Impairment of the alkylates plant (North America) – The alkylates cash generating unit comprises the assets of the Baltimore and Lake Charles alkylate plants and the Lake Charles paraffin and solvents plants. An impairment was recognized of R288 million which is allocated first to goodwill
(R79 million) and then to the underlying property, plant and equipment (R209 million). This cash generating unit has not been impaired under US GAAP as the carrying value did not exceed the undiscounted future cash flows;
2.
Impairment of inorganic specialties plant (Italy) – Due to prolonged losses being incurred by the inorganic business unit in Sasol Italy the long-lived assets were assessed for impairment. The net present value of estimated future cash flows is less than the carrying value of the asset and accordingly an impairment of R103 million was recognized under IFRS and US GAAP;
3.
Goodwill of R130 million in Sasol Italy was impaired as a result of the losses incurred in this business.
• Scrapping of property, plant and equipment – In Sasol North America miscellaneous assets with a carrying value of R16 million were scrapped.
• Loss on disposal of assets – A loss on disposal of various items of property, plant and equipment of R23 million was incurred.
• Loss on disposal of business – The final purchase price for the disposal of Sasol Servo to Elementis in
2004 was finalized. A reduction in the settlement proceeds and the profit on disposal realized in 2004 of
R11million was recognized during the current year.
On the adoption of IFRS 3 – Business combinations we have derecognized the carrying value of the negative goodwill of R610 million at the beginning of the 2005 financial year, with a corresponding adjustment to our opening retained earnings. As a result our net operating costs as internally reported in 2005 are higher due to the fact that we have not amortized the goodwill during the current year and therefore excluded the amortization of R162 million, which was included in the 2004 year.
RECENT ACCOUNTING PRONOUNCEMENTS
The following recent accounting pronouncements which are applicable to the group have been issued by the FASB and have been adopted by the group during 2006:
Statement of Financial Accounting Standards No. 123R, Share-based payment (SFAS 123(R)),
FSP FAS 123(R)-1, FSP FAS 123(R)-2, FSP FAS 123(R)-3 and FSP FAS 123(R)-4
The standard requires the measurement of the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. The cost will be recognized over the period during which an employee is required to provide service in exchange for the reward.
The group adopted SFAS 123(R) and the related FASB Staff Positions retrospectively from 1 July 2005 for all periods presented. The impact of adopting this standard is set out in the accounting policies, see
“Item 18 – Financial statements”.
Statement of Financial Accounting Standards No. 151, Inventory costs, an amendment of ARB No. 43, Chapter 4
(SFAS 151)
In November 2004, the FASB issued SFAS 151 which amends the guidance in Accounting Research
Bulletin (ARB) No. 43, Chapter 4, “Inventory Pricing” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and spoilage. In addition, the standard requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities.

The group adopted SFAS 151 effective from 1 July 2005. The adoption of this standard did not have a material impact on the group’s results of operations, financial position or liquidity.
Statement of Financial Accounting Standards No. 153, Exchanges of nonmonetary assets, an amendment to
APB Opinion No. 29 (SFAS 153)
SFAS 153 amends APB Opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The standard requires nonmonetary exchanges to be accounted for at fair value of the assets exchanged, with gains and losses recognized, if the fair value is determinable and the transaction has commercial substance.
The group adopted SFAS 153 effective from 1 July 2005. The adoption of this standard did not have a material impact on the group’s results of operations, financial position or liquidity.
FASB Interpretation No. 47, Accounting for conditional asset retirement obligations, an interpretation of FASB Statement No. 143 (FIN 47)
In March 2005, the FASB issued FIN 47, which is effective for the group from 1 July 2005. FIN 47 clarifies that the phrase “conditional asset retirement obligation,” as used in SFAS 143, refers to a legal obligation to perform an asset retirement activity for which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the company. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and/or method of settlement. Uncertainty about the timing and/or method of settlement of a conditional asset retirement obligation should be factored into the measurement of the liability when sufficient information exists. It is acknowledged in SFAS143 that in certain cases, sufficient information may not be available to reasonably estimate the fair value of an asset retirement obligation. FIN 47 clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation.
There were no additional asset retirement obligations requiring recognition by the group as a result of the initial adoption of FIN 47 with effect from 1 July 2005.
EITF Issue 06-3, How taxes collected from customers and remitted to governmental authorities should be presented in the income statement (that is, gross versus net presentation) (EITF 06-3)
During its meeting in March 2006, the EITF reached tentative conclusion on how taxes, assessed by a governmental authority that is directly imposed on a revenue-producing transaction between a seller and a customer and collected from customers and remitted to governmental authorities, should be presented in the income statement. Taxes within EITF 06-3 can be presented either on a gross (included in revenues and costs) or a net (excluded from revenues) basis as provided in the entities accounting policy. For taxes that are reported on a gross basis disclosure should be provided of the amount of those taxes for each period for which an income statement is presented if those amounts are significant.
The group has adopted the guidance of EITF 06-3 and presents taxes within the scope on a net basis
(excluded from revenue). The adoption of this guidance had no impact on the group’s accounting policies.
EITF Issue 04-6, Accounting for stripping costs incurred during production in the mining industry (EITF 04-6)
During 2004, a committee of the EITF began discussing the accounting treatment for stripping costs incurred during the production phase of a mine. In March 2005, the EITF reached a consensus (ratified by the
FASB) that stripping costs incurred during the production phase of a mine are variable production costs that should be included in the costs of inventory produced during the period that the stripping costs are incurred.

The group adopted EITF 04-6 effective from 1 July 2005. The adoption of this standard did not a material impact on the group’s results of operations, financial position or liquidity or the group’s accounting policies.
EITF Issue No. 04-13, Accounting for purchases and sales of inventory with the same counterparty (EITF 04-13)
The EITF reached consensus on EITF 04-13 at its September 2005 meeting. This issue addresses when it is appropriate to measure purchases and sales of inventory at fair value and record the effect of this transaction in cost of sales and turnover and when these transactions should be recorded as exchanges measured at the carrying value of the item sold. It was concluded that purchases and sales of inventory with the same counterparty that are entered into in contemplation of one another should be combined and recorded as exchanges measured at the carrying value of the items sold.
The group adopted EITF 04-13 effective from 1 July 2005. The adoption of this standard did not have a material impact on the group’s results of operations, financial position or liquidity.
EITF Issue No. 03-13, Applying the conditions in Paragraph 42 of FASB Statement No. 144, Accounting for the
impairment or disposal of long-lived assets, in determining whether to report discontinued operations
(EITF 03-13)
In November 2004, the EITF of the FASB reached a consensus on EITF 03-13 on evaluating whether the criteria in paragraph 42 of Statement of Financial Accounting Standards No. 144, Accounting for the impairment or disposal of long-lived assets, have been met for the purposes of classifying the results of operations of an entity that either has been disposed or classified as held for sale as discontinued operations.
The group adopted EITF 04-13 effective from 1 July 2005. The EITF was considered in the presentation of the group financial statements.
The following recent accounting pronouncements which are applicable to the group but not yet effective have been issued and have not been adopted by the group:
Staff Accounting Bulletin No. 108, Considering the effects of prior year misstatements when quantifying misstatements in current year financial statements (SAB 108)
In September 2006, the SEC issued SAB 108. SAB 108 provides interactive guidance on how the effects of prior-year uncorrected misstatements should be considered when quantifying misstatements in the current year financial statements. SAB 108 requires registrants to quantify misstatements using both an income statement
(rollover) and balance sheet (iron curtain) approach and evaluate whether either approach results in a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. If prior year errors that had been previously considered immaterial now are considered material based on either approach, no restatement is required so long as management properly applied its previous approach and all relevant facts and circumstances were considered. If prior years are not restated, the cumulative effect adjustment is recorded in opening accumulated earnings (deficit) as of the beginning of the fiscal year of adoption. SAB 108 is effective for fiscal years ending on or after 15 November 2006, with earlier adoption encouraged. The group is currently in the process of assessing the impact the adoption of SAB 108 will have on its financial statements.
Statement of Financial Accounting Standards No. 158, Employers’ accounting for defined benefit and other postretirement plans, an amendment to FASB Statements No. 87, 88, 106 and 132(R) (SFAS 158)
On 29 September 2006, the FASB issued SFAS 158 which improves financial reporting by requiring an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. This statement also improves financial reporting by requiring an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. SFAS 158 requires a company to initially recognize the funded status of a defined benefit postretirement plan and to provide the required disclosures as of the end of the year ending after 15 December 2006. The requirement to measure plan assets and benefit obligations as of the date of the employer’s fiscal year-end is effective for years ending after 15 December 2008.
The group is in the process of evaluating the impact of this pronouncement on our results of operations, financial position or liquidity.
FASB Interpretation No. 48, Accounting for uncertainty in income taxes—an interpretation of FASB Statement
No. 109 (FIN 48)
In July 2006, the FASB issued FIN 48 which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The evaluation of a tax position in accordance with this interpretation firstly requires the determination whether it is more likely than not that a tax position will be sustained upon examination, based on the technical merits of the position and secondly the position is measured to determine the amount of benefit to recognize in the financial statements. The Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective in fiscal years beginning after 15 December 2006. The provisions of FIN 48 are to be applied to all tax positions upon initial adoption, with the cumulative effect adjustment reported as an adjustment to the opening balance of retained earnings.
The group is in the process of evaluating the impact of this pronouncement and it is believed that it will not have a material impact on our results of operations, financial position or liquidity.
FASB Staff Position No. FAS 13-1, Accounting for rental costs incurred during a construction period
(FSP No. 13-1)
In October 2005, the FASB issued FSP FAS 13-1 which addresses the accounting for rental costs associated with operating leases that are incurred during a construction period. The guidance requires rental costs associated with ground or building operating leases that are incurred during a construction period to be recognized as rental expense. The rental costs shall be included in income from continuing operations.
FSP FAS 13-1 is effective for reporting periods beginning after 15 December 2005 and will be adopted by the group in the year ended 30 June 2007.
The group is in the process of evaluating the impact of this pronouncement and it is believed that it will not have a material impact on our results of operations, financial position or liquidity.
FASB Staff Position No. FAS 115-1 and FAS 124-1, The meaning of other-than-temporary impairment and its application to certain investments (FSP FAS 115-1 and FAS 124-1)
In November 2005, the FASB issued FSP FAS 115-1 and FAS 124-1 providing guidance for the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. The guidance also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. FSP FAS 115-1 and FAS 124-1 is effective for reporting periods beginning after 15 December 2005 and will be adopted by the group in the year ended
30 June 2007.
The group is in the process of evaluating the impact of this pronouncement and it is believed that it will not have a material impact on our results of operations, financial position or liquidity.

FASB Staff Position No. FIN 46(R)-6, Determining the variability to be considered in applying FASB
Interpretation No. 46(R) (FSP FIN 46(R)-6)
In April 2006, the FASB issued FSP FIN 46(R)-6 to address how to determine the variability to be considered in applying FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest
Entities (FIN 46(R)). The variability to be considered in applying FIN 46(R) is based on an analysis of the design of the entity considering the nature of the risks in the entity, determining the purpose for which the entity was created and determining the variability the entity is designed to create and pass along to its interest holders.
FSP FIN 46(R)-6 is effective the first day of the first reporting period beginning after 15 June 2006.
The group is evaluating the impact of this statement and believes that it will not have a material impact on our results of operations, financial position or liquidity.
5.B
Liquidity and capital resources
Liquidity
Management believes that cash on hand and funds from operations, together with our existing borrowing facilities, will be sufficient to cover our reasonably foreseeable working capital and debt requirements. We finance our capital expenditure from funds generated out of our business operations, existing borrowing facilities and, in some cases, additional borrowings to fund specific projects.
The following table provides a summary of our cash flows for each of the three years ended 30 June:
2006
2005
2004
(Rand in millions)
Net cash generated by operating activities
18,875
14,097 9,686
Net cash utilized in investing activities
(11,766)
(11,732) (9,677)
Net cash utilized in financing activities
(6,214)
(1,465) (1,729)
The cash generated from our operating activities is applied first to pay our debt and tax commitments and then to provide a return in the form of a dividend to our shareholders. The remaining cash is applied primarily to invest in our capital investment program.
The cash flows generated/(utilized) by discontinued operations has been combined with continuing operations in the presentation of the cash flow statement. The following table provides a summary of the cash flows of our discontinued operation (Sasol Olefins & Surfactants) for each of the three years ended 30 June:
2006
2005
2004
(Rand in millions)
Net cash generated by operating activities
1,275
596 1,256
Net cash utilized in investing activities
(980)
(554) (732)
Net cash utilized in financing activities
(17)
(1,265) (1,219)
The absence of cash flows generated/(utilized) by Sasol Olefins & Surfactants, are not expected to have a significant impact on the liquidity of the group. Strong expected cash flows from continuing operations and the anticipated proceeds from the disposal of Sasol Olefins & Surfactants will have a positive impact on liquidity.

Operating activities
Net cash generated by operating activities has increased for the past three years in succession to
R18,875 million in 2006 from R14,097 million in 2005 and R9,686 million in 2004. Cash flows generated by operating activities include the following significant cash flows:
Change
Change
Change
Change
2006
2005
2006/2005
2006/2005
2004
2005/2004
2005/2004
(Rand in millions)
(%)
(Rand in millions)
(%)
Cash generated from operating
activities
24,215
17,868 6,347 36 13,839 4,029 29
Income tax paid
(5,484)
(3,616) 1,865 52 (4,005) (389) (10)
In 2006 we saw a further increase in the average dated Brent crude oil price to US$62.45/b from the average of US$ 46.17/b in 2005 and US$31.30/b in 2004. This increase in the crude oil price has had a positive impact on our operating profit and cash generated by operating activities. Cash generated by operating activities has increased by 36% to R24,215 million in 2006 and by 29% to R17,868 million in 2005. In line with operating profit generated by our businesses, the most significant contributor to our cash generated by operations is Sasol
Synfuels. The increase in tax paid during the year is due to the increase in taxable profit as discussed under the operating results above.
Investing activities
In line with our capital investment program cash utilized in investing activities has increased over the past three years from R9,677 million in 2004 to R11,732 million in 2005 and R11,766 million in 2006. Cash flows utilized in investing activities include the following significant cash flows:
Change
Change
Change
Change
2006
2005
2006/2005
2006/2005
2004
2005/2004
2005/2004
(Rand in millions)
(%)
(Rand in millions)
(%)
Purchases of property, plant and
equipment
(9,703)
(10,157) (454) (4) (8,671) 1,486 17
Investments in equity accounted
investees
(1,831)
(768) 1,063 138 (376) 392 104

The increase in purchases of property, plant and equipment and investments in equity accounted joint ventures is primarily due to an increase in capital expenditure on projects to expand our operations which includes the following key projects:
Projects and investments
1
Business categories
2006
2005
2004
(Rand millions)
Project Turbo – polymers projects
low-density polyethylene and
polypropylene
Sasol Polymers
2,608
3,321 936
Sasol Oil distribution network Sasol Oil
191
294 114
2
nd
and 3
rd
Octene trains Sasol Solvents
714
288 519
Mozambique Natural Gas Sasol Gas and Sasol Petroleum International
38
244 2,077
Clean Fuels Project Sasol Oil
–
215 –
Acrylic acid and acrylates Sasol Solvents
–
– 740
15
th
Oxygen train Sasol Synfuels
–
– 104
Capital projects of equity
accounted investees
Oryx GTL and Escravos GTL Sasol Synfuels International
1,734
1,245 1,235
Arya Sasol Polymer (Iran) Sasol Polymers International Investments
1,590
823 295
1.
The amounts include business development costs and our group’s share of capital expenditure of equity accounted joint ventures.
In addition we invested R5,331 million, R5,163 million and R3,363 million on property, plant and equipment in 2006, 2005 and 2004, respectively, to enhance existing operations.
Financing activities
The group’s operations are financed primarily by means of its operating cash flows. Cash shortfalls are usually short-term in nature and are met primarily from short-term banking facilities and the commercial paper program. Long-term capital expansion projects and acquisitions of businesses are financed by a combination of floating and fixed rate debt. This debt is usually in the measurement currency of the project or acquisition being financed and repayment terms match the expected cash flow to be generated by the asset or business acquired.
Net cash effect of financing activities was R6,214 million, R1,465 million and R1,729 million in 2006,
2005 and 2004 respectively. The following significant cash flows are included in financing activities:
Change
Change
Change
Change
2006
2005
2006/2005
2006/2005
2004
2005/2004
2005/2004
(Rand in millions)
(%)
(Rand in millions)
(%)
Dividends paid to shareholders
(3,660)
(2,856) 804 28 (2,748) 108 4
Repayment of debt
(5,035)
(4,957) 78 2 (10,789) (5,832) (54)
Proceeds from borrowings
1,840
5,911 (4,071) (69) 11,932 (6,021) (50)
Dividends paid amounted to R3,660 million in 2006 compared to R2,856 million in 2005 and
R2,748 million in 2004. Our dividend distribution policy is to distribute increasing dividends on a regular basis, to the extent permitted by our earnings. In particular, we intend to distribute dividends, provided our annual attributable earnings represent a range of 2.5 to 3.5 times the amount distributed in the form of dividends. The average rate of earnings to dividend distributions in the past five years was approximately 2.7 times. Our dividend cover for 2006 of 2.3 is outside the target range, however, when measured against earnings from continuing operations is 3.1, which is within the target range.

During 2005 a Eurobond of 300 million euro (R2.4 billion) was raised. The proceeds of the Eurobond were used to reduce our short-term borrowings in South Africa and assist in diversifying and extending the average tenure of our portfolio. In addition we replaced specific asset based financing used to acquire Condea with group debt. This debt has reduced the value of assets pledged as security, as well as the negotiation of better interest rates and less onerous covenants.
Capital resources
Sasol Financing and Sasol Financing International act as our group financing vehicles. All our group treasury, cash management and borrowing activities are facilitated through Sasol Financing and Sasol Financing
International.
Our long-term capital expansion projects are financed by means of a combination of floating and fixed-rate long-term debt. This debt is normally financed in the same currency as the underlying project and repayment terms are designed to match the expected cash flows to be generated by that project.
Our debt comprises the following:
2006
2005
(Rand in millions)
Long-term debt, including current portion
11,211
10,747
Short-term debt
1,606
4,546
Bank overdraft
442
266
Total debt
13,259
15,559
Less cash and cash equivalents
(2,808)
(2,350)
Net debt
10,451
13,209
Our debt profile has moved significantly toward a longer-term bias which is a reflection of both our capital investment program and the excellent results generated by existing operations over the last three years. This operating performance has reduced our dependency on short-term borrowing facilities.
The group has borrowing facilities with major financial institutions of approximately R34,689 million
(2005 – R34,219 million). Of these facilities R13,259 million (2005 – R15,559 million) has been utilized at year end.
There were no events of default for the years ended 30 June 2006 and 30 June 2005.

Our major funding facilities at 30 June 2006 are set out below.
Expiry Date
Currency
Facilities
Utilization
(Rand in millions)
Uncommitted facilities
Commercial banking facilities Various Rand 12,880 1,102
(short-term)
International commercial paper program Various
(short-term) Euro 151 –
Commercial paper program None Rand 6,000 –
Committed facilities
Revolving credit facility (syndicated) May 2008 Euro 1,834 –
Revolving credit facility May 2008 Euro 1,834 487
Debt arrangements
RSA Bond August 2007 Rand 2,000 2,000
Japan Bank for International Co-operation June 2013 US dollar 419 419
Eurobond June 2010 Euro 2,750 2,750
Natref
1
Various Rand 1,230 1,078
Asset based finance
The Republic of Mozambique Pipeline Investment
Company (Pty) Limited
1
December 2017 Rand 2,502 2,502
Euro and
Sasol Petroleum Temane Limitada
1
June 2015 Rand 1,202 1,202
Property finance leases
Sasol Oil
1
Various Rand 687 687
Other banking facilities and debt arrangements
Various Various 1,200 1,032
34,689
13,259
Comprising
Long-term debt, including current portion
11,211
Short-term debt 1,606
Bank overdraft 442
13,259
1.
Facilities held by these subsidiaries.
Excluded from the above analysis are borrowing facilities held by the group’s joint ventures:
Facilities
Utilization
(Rand in millions)
Oryx GTL Limited 2,459 2,329
Arya Sasol Polymer Company 1,911 1,795
Sasol Dia Acrylates (South Africa) (Pty) Limited 1,179 712
Other 130 89
5,679
4,925

Besides our normal commercial banking facilities, the majority of which is in South Africa, another facility to fund short-term funding requirements in South Africa is our commercial paper program of R6 billion, normally at fixed interest rates. We had no exposure on the program at 30 June 2006.
We manage our short-term debt interest rate exposure by making use of a combination of commercial banking facilities with variable interest rates and commercial paper issues at fixed interest rates.
Debt profile
We actively monitor and manage our cash flow requirements and to the extent that core long-term financing requirements are identified, we will finance these with longer-term debt issues.
Less than
More than
1 year
1 to 2 years
2 to 5 years
5 years
Total
(Rand in millions)
Maturity profile long-term debt 571 2,682 4,569 3,389 11,211
We endeavor to match the tenure of our debt with the nature of the asset or project being financed.
Covenants
The group is subject to certain covenants on its debt facilities relating to earnings, debt cover, net asset value, amongst other. There were no events of default in the year ended 30 June 2006.
The covenant terms above are defined contractually in each of the agreements for the above facilities using definitions agreed to between the parties derived from amounts published in the financial statements of Sasol prepared in terms of IFRS for any year and adjusted in terms of the agreed definitions.
Moody’s assigned Sasol Aa3.za long-term and Prime-1.za short-term South African national scale credit ratings and a global Baa1 rating. Standard and Poor’s affirmed the long-term foreign-currency rating as BBB+
equivalent to Moody’s global Baa1 rating.
For information regarding our material commitments for capital expenditure see “Item 4.D – Property, plants and equipment”.
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
Our application research and development capabilities are focused around four areas:
• technical service;
• analytical service;
• plant support; and
• new applications, products and processes.
Total expenditure on research and development in years 2006, 2005 and 2004 was R277 million,
R188 million and R358 million respectively.
For further information regarding our research and development activities, see “Item 4.B – Business overview – Sasol Technology”.

5.D
Trend information
Our financial results since the end of 2006 have been principally affected by fluctuations in dated Brent crude oil prices and a further weakening of the rand to US dollar.
In recent months, the derived European Brent crude oil spot price has declined from the year-end level of
US$71.10/b to US$58.53/b on 22 September 2006 with a high of US$78.26/b and a low of US$57.89/b during that period. Given the current uncertain political environment the oil price has been volatile and this volatility is expected to continue in the foreseeable future. As discussed above, a high oil price generally results in increased profitability for our group.
The rand to US dollar exchange rate was R7.17 at 30 June 2006. After trading in a range of between
R6.72 and R7.23 to the US dollar during July and August 2006, the rand weakened further reaching R7.76 per
US dollar at 29 September 2006 with a high of R7.76 per US dollar and a low of R6.72 per US dollar during that period. Whilst the exchange rate during the current year has been relatively less volatile than in previous years we are unable to forecast whether this will continue in the foreseeable future.
5.E
Off-balance sheet items
We do not engage in off-balance sheet financing activities and do not have any off-balance sheet debt obligations, special purpose entities or unconsolidated affiliates.
Guarantees
The group has issued the following guarantees for which the liabilities have not been included in the balance sheet.
2006
Maximum
Guarantee
potential
included in the
Note
amount
balance sheet
(Rand in millions)
In respect of GTL ventures 1 8,301 109
In respect of joint venture commitments 2 1,360 –
Guarantees issued in respect of letter of credit 3 1,172 –
Performance guarantees 4 1,035 238
Other guarantees and claims 5 313 24
To RWE-DEA AG 6 276 –
Customs and excise 7 111 –
In respect of the natural gas project 70 –
Subsidiaries financial obligations 18 –
12,656 371
– continuing operations 12,001 371
– discontinued operations 655 –
1.
Sasol Limited has issued the following significant guarantees for the obligations of various of its subsidiaries in respect of the GTL Ventures. These guarantees relate to the construction and funding of
Oryx GTL Limited in Qatar and Escravos GTL in Nigeria, including inter alia:
• A completion guarantee has been issued for Sasol’s portion of the project debt of Oryx GTL Limited capped at US$343 million (R2,459 million) plus interest and costs subject to the project demonstrating a minimum level of sustained production over a continuous period of ninety days and catalyst deactivation within acceptable parameters for at least two hundred and seventy days, after commissioning. It is estimated that the project will be commissioned during the fourth quarter of the 2006 calendar year.

• A guarantee for the take-or-pay obligations of a wholly owned subsidiary has been issued under the gas sale and purchase agreement (GSPA) entered into between Oryx GTL Limited, Qatar Petroleum and
ExxonMobil Middle East Gas Marketing Limited, by virtue of this subsidiary’s 49% shareholding in
Oryx GTL Limited. Sasol’s exposure is limited to the amount of US$123 million (approximately
R884 million). In terms of the GSPA, Oryx GTL Limited is contractually committed to purchase minimum volumes of gas from Qatar Petroleum and ExxonMobil Middle East Gas Marketing Limited on
a take-or-pay basis. Should Oryx GTL terminate the GSPA prematurely, Sasol Limited’s wholly owned subsidiary will be obliged to take or pay for its 49% share of the contracted gas requirements. The term of the GSPA is 25 years from the date of commencement of operations. It is estimated that the project will be commissioned during the fourth quarter of the 2006 calendar year.
• A guarantee has been issued for the obligation of a wholly owned subsidiary to contribute 49% of the required equity in respect of the investment in Oryx GTL Limited. Sasol’s equity contribution is estimated at US$160 million (R1,147 million). It is expected that the project will be commissioned during the fourth quarter of the 2006 calendar year.
• A guarantee in respect of the performance of the Oryx GTL plant has been issued to the joint venture partners, amounting to approximately US$31million (R225 million). An amount of R109 million has been accrued in respect of this guarantee. The inter-company guarantee and liability has been eliminated on consolidation.
• A performance guarantee for the obligations of subsidiaries has been issued in respect of the construction of Escravos GTL in Nigeria for the duration of the investment in Escravos GTL Limited to an amount of
US$250 million (R1,793 million).
• A performance guarantee for the obligations of subsidiaries in respect of and for the duration of the investment in Sasol Chevron Holdings Limited, limited to an amount of US$ 250 million
(R1,793 million). Sasol Chevron Holdings Limited is a joint venture between a wholly owned subsidiary of Sasol Limited and Chevron Corporation.
All guarantees listed above are issued in the normal course of business.
2.
Guarantees issued to various financial institutions in respect of debt obligations of joint venture companies accounted for using the equity method. The total liability included on the balance sheet of the joint venture is R848 million.
3. Various guarantees issued in respect of letters of credit issued by subsidiaries.
4.
Various performance guarantees issued by subsidiaries. An accrual of R238 million was recognized in respect of certain guarantees.
5. Included in other guarantees are environmental guarantees of R123 million.
6. Various performance guarantees issued in favor of RWE-DEA AG.
7. Various guarantees were issued in respect of the group’s customs and excise obligations.
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

5.F
Tabular disclosure of contractual obligations
Contractual obligations/commitments. The following significant contractual obligations existed at
30 June 2006:
Amount
More
Contractual obligations
Total
finance
Within
1 to 2
2 to 3
3 to 4
4 to 5
than
(excluding capital
amount
charges
1 year
years
years
years
years
5 years
expenditure)
(Rand in millions)
Operating leases 2,372 – 261 225 206 181 173 1,326
External long-term debt 11,211 (3,851) 1,424 3,369 1,133 3,768 912 4,456
External short-term debt 1,606 (49) 1,655 – – – – –
Bank overdraft 442 (10) 452 – – – – –
Purchase commitments 273 – 94 86 73 20 – –
Capital leases 958 (824) 165 156 158 145 143 1,015
Total
16,862
(4,734)
4,051
3,836
1,570
4,114
1,228
6,797
Capital commitments. Commitments are budgeted, approved and reported in accordance with our management policy for segmental reporting.
The following table sets forth our authorized capital expenditure as of 30 June:
Capital expenditure
2006
(Rand in millions)
Authorized and contracted for
28,060
Authorized but not yet contracted for
6,306
Authorized capital expenditure
34,366
Less expenditure to date
(20,500)
Unspent capital commitments (continuing operations)
13,866
Discontinued operations
762
Total operations
14,628
For more information regarding our planned capital expenditure see “4.A History and development of the company – Capital expenditure”.
It is estimated that the expenditure will be incurred as follows:
Total
Within
1 to 2
2 to 5
Over
Contractual commitments
amount
1 year
years
years
5 years
(Rand in millions)
Capital commitments 13,866 8,786 3,506 1,530 44
The above amounts are as reported to our Board. They exclude capitalized interest but include business development costs and our group’s share of capital expenditure of equity accounted investees.
We make use of forward exchange contracts and cross currency swaps to hedge all our major capital expenditure in foreign currency (i.e. contracts contracted in a currency other than the rand) immediately upon commitment of expenditure or upon approval of the project. See “Item 11 – Quantitative and qualitative disclosure about market risk”.

ITEM 6.
DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
6.A
Directors and senior management
We are managed by our Board of Directors (Board), the Group Executive Committee (GEC) and the chief executive. Corporate governance structures and processes are continuously reviewed to reflect national and international best practice.
We comply with the JSE Listings Requirements and the applicable US corporate governance requirements of the SEC, the NYSE and legislation such as the Sarbanes-Oxley Act. In addition we have compared our corporate governance practices to those required to be applied by domestic US companies listed on the NYSE and have confirmed to the NYSE that we comply in all significant respects with such NYSE corporate governance standards, except as disclosed in our annual report and on our website (www.sasol.com). We endorse the principles of the South African Code of Corporate Practices and Conduct (SA Code) as recommended in the
King II report.
The board of directors
As at 16 October 2006 our Board comprised sixteen directors, of which eleven were non-executive and five were executive directors. During the reporting year all the non-executive directors, with the exception of Messrs.
Pieter Cox, Anshu Jain, Dr. Mandla Gantsho and Ms Hixonia Nyasulu, were considered to be independent in accordance with the SA Code and the rules of the NYSE. However, the Board is of the view that all our non-
executive directors bring independent judgment to bear on material decisions of the company.
The offices of chairman and chief executive are separate and the office of the chairman is filled by a non-executive director. With effect from 1 January 2006 Mr. Pieter Cox became the chairman in place of
Mr. Paul Kruger. Mr. Pat Davies took over the role of chief executive from Mr. Pieter Cox on 1 July 2005.
Our Board currently comprises the following:
Current
Name
Position
Age
Member since
term expires
1
Pieter Vogel Cox Non-executive chairman 63 January 1996 November 2006
Lawrence Patrick Adrian Davies Chief executive 55 August 1997 November 2006
Trevor Stewart Munday Deputy chief executive 57 May 2001 November 2006
Elisabeth le Roux Bradley Independent non-executive 67 February 1998 November 2006 director
Warren Alexander Morten Clewlow Independent non-executive 70 July 1992 November 2006 director
Brian Patrick Connellan Independent non-executive 66 November 1997 November 2006 director
Hendrik George Dijkgraaf Independent non-executive 59 October 2006 November 2006 director
Victoria Nolitha Fakude Executive director 41 October 2005 November 2007
Mandla Sizwe Vulindlela Gantsho Non-executive director 44 June 2003 November 2006
Anshuman Jain Non-executive director 43 July 2003 November 2007
Imogen Nonhlanhla Mkhize Independent non-executive 43 January 2005 November 2007 director
Anthony Madimetja Mokaba Executive director 45 May 2006 November 2006

Current
Name
Position
Age
Member since
term expires
1
Sam Montsi Independent non-executive 61 March 1997 November 2007 director
Thembalihle Hixonia Nyasulu Non-executive director 52 June 2006 November 2006
Kandimathie Christine Ramon Executive director 39 May 2006 November 2006
Jürgen E Schrempp Independent non-executive 62 November 1997 November 2006 director
1.
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
Pieter Cox has been our non-executive chairman since January 2006. He joined the group in 1971 and became our director in 1996. From 1997 to 2005, he served as chief executive of our group. He is also a director of a number of major companies in the group. In 1993, he was appointed managing director and chief executive of Polifin Limited. In May 1996, he became chief operating officer of Sasol Limited and served in this role prior to assuming the position of chief executive of Sasol. He received a Bachelor of Science Engineering
(Metallurgy) degree in 1966 and a Bachelor of Science Engineering (Mining) degree in 1968 from the
University of the Witwatersrand, South Africa. He attended the Executive Program at Stanford Business School in the United States in 1990. He received honorary doctorates from the University of the Free State, South Africa and the University of St Andrews, Scotland in 2006.
Pat Davies became our chief executive on 1 July 2005 and has been our director since 1997. He is also a director of several other companies in the group. He joined the group in 1975 and has been responsible for various portfolios, the most recent of which was the oil, gas and liquid fuels businesses, including Sasol
Synfuels, Sasol Petroleum International, Sasol Synfuels International, Sasol Oil, Sasol Gas and Sasol
Technology. He was also responsible for the globalization of Sasol’s GTL technology. He received a Bachelor of
Science Engineering (Mechanical) from the University of Natal, South Africa in 1975 and attended the
Management Program at Harvard Business School in the United States in 1986.
Trevor Munday has been our director since 2001. He was appointed deputy chief executive with effect from 1 July 2005 and was chief financial officer until he relinquished the position on 1 May 2006. He will retire from our Board at the end of December 2006. He joined the group in 1996 and has been responsible for investor relations, planning, corporate affairs, brand management and Sasol’s chemical businesses. He will remain responsible for our chemical businesses until 31 December 2006. He served as the managing director of Polifin
Limited from 1996 to 2001 prior to its acquisition by us. He received a Bachelor of Commerce from Natal
University, South Africa in 1970.
Elisabeth Bradley has been our director since 1998. She is currently chairman of Toyota SA (Pty) Limited,
Wesco Investments Limited, Metair Investments Limited and the Winkler Hotel. She is also a director of several other companies, including Standard Bank Group Limited, the Tongaat-Hulett Group Limited and Anglogold
Ashanti Limited. She is deputy chairman of the South African Institute of International Affairs and chairman of the Centre for Development and Enterprise. She received her Bachelor of Science from the University of the
Free State, South Africa in 1961 and a Master of Science from the University of London in 1964.
Warren Clewlow has been our director since 1992. He is currently chairman of Barloworld Limited and
Pretoria Portland Cement Company Limited. He is past chairman of the State President’s Advisory Council and was awarded the Order of Meritorious Service, Gold Class, for service to South Africa. He became a chartered accountant in 1959 and was awarded an honorary doctorate by the University of Natal in 1990.

Brian Connellan has been our director since 1997. From 1990 to 2000, he served as executive chairman of
Nampak Limited and from 2000 to 2001 as non-executive chairman of Nampak. He was a director of Nampak until September 2005. He is also a director of several other companies, including Tiger Brands Limited, ABSA
Group Limited, Reunert Limited, Illovo Sugar Limited and Oceana Group Limited. He is past councilor of the
South African Foundation, The Corporate Forum and The Institute of Directors and a contributor to both King
Reports on Corporate Governance in South Africa. He received his Certificate in Theory of Accountancy from
Witwatersrand University, South Africa in 1961 and became a chartered accountant in 1963.
Henk Dijkgraaf became our director on 16 October 2006. He is the former chief executive officer of
Gasunie Trade and Supply BV and held various positions in the Royal Dutch Shell group between 1972 and
2003 in the Netherlands, Malaysia, Gabon, Syria and the United Kingdom including the positions of President,
Shell Nederland BV, Director, Shell Exploration and Production and Chief Executive, Gas, Power and Coal. He
is a member of the Board of the Royal Tropical Institute KIT and deputy chairman of the Netherlands Institute for the Near East NINO. He obtained a Master of Science (Mining Engineering) from Delft University in 1972 and attended the Senior Executive Program at the Massachusetts Institute of Technology in the United States in
1987.
Nolitha Fakude became our director on 1 October 2005. She is responsible for the world-wide Human
Resources for the group as well as stakeholder relationships and transformation. She is also a director of several other companies in the group. Before joining Sasol, she was a member of the Group Executive Committee at
Nedbank Group Limited. She is also a non-executive director of BMF Investments (Pty) Limited, the majority shareholder of the Black Management Forum, of which she is the president. She holds Bachelor of Arts and
Honors degrees in Psychology from the University of Fort Hare and attended the Senior Executive Program at
Harvard Business School in the United States in 1999.
Mandla Gantsho has been our director since 2003. He is the Vice President Operations: Infrastructure,
Private Sector & Regional Integration of the African Development Bank, prior to which he was chief executive officer and managing director of the Development Bank of Southern Africa. Between 1999 and 2000 he was
seconded as advisor to a vice-president of the International Finance Corporation in Washington. He obtained a
Bachelor of Commerce from the University of Transkei in 1983 and a Certificate in Accountancy Theory and a
Bachelor of Commerce (with Honors) in Financial Management from the University of Cape Town, South Africa in 1985 and 1986, respectively. He became a chartered accountant in 1987. He also obtained a Masters in
Science from The George Washington University in 2002 and a PhD from the University of Pretoria, South
Africa in 2006.
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
Imogen Mkhize has been our director since 1 January 2005. She is a director of Murray & Roberts
Holdings Limited, Illovo Sugar Limited, Datacentrix Holdings Limited, Allan Gray South Africa Limited and
Vodafone Investments (SA) and serves on the Financial Markets Advisory Board. She was the chief executive officer of the 18th World Petroleum Congress from June 2003 to July 2006. Previously, she was the executive chairman of the Zitek Group and the managing director of Lucent Technologies South Africa. In 2001, the World
Economic Forum recognized her as a Global Leader for Tomorrow. She obtained a Bachelor in Science in
Information Systems from Rhodes University in 1984 and a Masters in Business Administration from Harvard
Business School in 1995.
Benny Mokaba became our director on 1 May 2006. He is responsible for the South African energy cluster including Sasol Mining, Sasol Synfuels, Sasol Oil, Sasol Gas and Sasol Secunda Shared Services. He is also a director of several other companies in the group. Before joining Sasol, he was the executive chairman and regional vice president of Shell Southern Africa. He also worked for, among others, the Development Bank of

Southern Africa. He was acting director general in the national department of welfare, headed Steinmüller Africa
(which was subsequently acquired by Deutsche Babcock) and was chairman of Siemens Southern Africa. He obtained a Masters in Social Work from Fort Hare University, South Africa in 1988 and completed a doctorate in
Public Policy and Economics on a Fulbright Scholarship at Brandeis University in Waltham, Massachusetts in
the United States in 1993. He completed the Advanced Executive Programme at the University of South Africa
in 1997.
Sam Montsi has been our director since 1997. He is chairman of Montsi Investments (Pty) Limited. He is a director of Independent News and Media (SA) (Pty) Limited, Business Arts South Africa and all companies in which Montsi Investments has invested. He received a Bachelor of Arts in Development Economics from the
University of Botswana, Lesotho and Swaziland in 1970 and a Masters in Development Economics from
Williams College in Massachusetts in the United States in 1973.
Hixonia Nyasulu became our director on 1 June 2006. She is the executive chairman of Ayavuna Women’s
Investments (Pty) Limited. She is also a director of Anglo Platinum Limited, Defy (Pty) Limited, the Tongaat-
Hulett Group Limited and chairperson of the Development Fund of the Development Bank of Southern Africa.
She has a Bachelor of Arts in Social Work and a Bachelor of Arts (Honors) degree in Psychology. She also holds an Executive Leadership Development Programme certificate from the Arthur D Little Management Education
Institute (Cambridge, Massachusetts) and attended the International Programme for Board Members at the
Institute of Management Development in Lausanne, Switzerland in 1997.
Christine Ramon became our director on 1 May 2006. She is the chief financial officer and a director of several other companies in the group. Before joining Sasol, she was the chief executive of Johnnic Holdings
Limited, prior to which she held several senior positions including acting chief operating officer and financial director. She started her career with Coopers & Lybrand and progressed to audit manager at their offices in
South Africa and Italy. During this time she was, amongst other things, seconded to the Independent Electoral
Commission as deputy finance director. She is also a director of Transnet Limited. She obtained a Bachelor of
Accounting Science and Honors degree from the University of South Africa in 1988 and 1989 respectively and became a chartered accountant in 1990. She attended the Senior Executive Program at Harvard Business School
in the United States in 1999.
Jürgen Schrempp has been our director since 1997. He is the former chairman of the board of management of DaimlerChrysler AG and a director of Vodafone Group, Compagnie Financière Richemont SA
and non-executive chairman of Daimler Chrysler South Africa. He is founding chairman of the Southern Africa
Initiative of German Business (SAFRI), and a member of the South African President’s International Investment
Council. He is chairman emeritus of the Global Business Coalition on HIV/AIDS and Honorary Consul-General
in Germany of the Republic of South Africa. He has received numerous national and international awards, including the Order of Good Hope, South Africa’s highest civilian award. He holds a Professorship of the
Federal State of Baden-Württemberg, Germany and Honorary Doctorates from the University of Graz, Austria and the University of Stellenbosch, South Africa.
Chief executive
Our chief executive, who is appointed by the Board, is responsible for the day-to-day management and the strategic direction of the company. Our Board may from time to time confer upon our chief executive any of their powers as they deem fit, and may confer, recall, revoke, vary or alter these powers.

Senior management
The following is a list of our senior executive officers as of 1 October 2006, as well as members of our
GEC, whose current areas of responsibility we set out below:
Name
Position and areas of responsibility
Lawrence Patrick Adrian Davies Chief executive.
Trevor Stewart Munday Deputy chief executive.
Kandimathie Christine Ramon Chief financial officer.
Johannes Albertus Botha Group general manager, responsible for Sasol Technology.
Abraham de Klerk
Group general manager, responsible for operations excellence, including health, safety and the environment, integration across business units and skills development.
Victoria Nolitha Fakude
Executive director responsible for group human resources, key stakeholder relationships and transformation.
Nereus Louis Joubert
Group general manager and company secretary, responsible for legal, procurement and supply, insurance, risk management and internal audit functions.
Anthony Madimetja Mokaba
Executive director responsible for the energy businesses in South Africa, including Sasol Mining, Sasol Synfuels, Sasol Oil, Sasol Gas and Sasol
Secunda Shared Services.
Max Vuyisile Sisulu
Group general manager currently handing over responsibility for government relations to Ms Fakude in anticipation of his retirement at the end of
December 2006.
Giullean Johann Strauss
Group general manager responsible for Sasol Petroleum International, Sasol
Synfuels International and Sasol Chevron.
Jan Adrian van der Westhuizen
Group general manager responsible for Sasol Mining, the establishment of an organizational approach suitable for Sasol’s future, Sasol Secunda Shared
Services, and group information management.
Rynhardt van Rooyen
Group general manager, responsible for strategic projects such as our future black economic empowerment (BEE) equity ownership strategy and our future joint venture business and partnership model, particularly for our envisaged offshore CTL and GTL ventures.
Hannes Botha has been our group general manager since 2003. He has been responsible for Sasol
Technology since August 2006, prior to which he was responsible for Sasol’s liquid fuel business, gas business and Sasol Synfuels. He joined Sasol in 1981 as a divisional manager and after acting as general manager responsible for manufacturing facilities and engineering activities of various plants, was promoted to managing director of Sasol Synfuels in 1993 and the managing director of Sasol Oil in 1998. He is a director of several companies in the group. He obtained his Bachelor of Science (Electrical Engineering) in 1970 from the
University of Pretoria, South Africa and in 1980 his Master of Business Leadership from the University of South
Africa.
Bram de Klerk became our group general manager in 2003. He has been responsible for operations excellence, including health, safety and the environment, integration and skills development since August 2006.
Prior to that he was responsible for Sasol Technology and safety, health and the environment. He was the managing director of Sasol Synfuels from 1998 until 2003 and was appointed a director of Sasol Technology in
September 2003. He joined Sasol in 1973 as an assistant design engineer and became managing director of

National Petroleum Refiners of SA (Pty) Limited in 1993. He is a director of several companies in the Sasol group. He received a Bachelor of Science (Mechanical Engineering) from the University of Pretoria, South
Africa in 1973 and a Master of Business Administration from the University of Potchefstroom, South Africa in 1978.
Nereus Joubert has been our company secretary since joining Sasol in 1994 and a group general manager since 2003. Currently he is responsible for the group company secretarial, legal, procurement and supply, insurance, risk management and internal audit functions and serves on the boards of several of the companies of the Sasol group. He obtained a Bachelor of Laws degree, a post-graduate Bachelor of Laws degree and a Doctor of Laws degree from Rand Afrikaans University, South Africa (now the University of Johannesburg) in 1978,
1980 and 1985 respectively and attended the Advanced Management Program at Harvard Business School in the
United States in 2000. He also conducted post doctoral research at the University of Saarland, Germany as an
Alexander Von Humboldt scholar during 1989 and 1993. Prior to joining the company, he was a professor of law and vice dean of the faculty of law of the Rand Afrikaans University, South Africa (now the University of
Johannesburg).
Max Sisulu joined Sasol as our group general manager in 2003. He is currently handing over responsibility for government relations to Ms. Fakude in anticipation of his retirement at the end of December 2006. He is a council member of the Human Sciences Research Council and a member of the recently established National
Environment Advisory Forum of the Department of Environmental Affairs and Tourism. He is a non-executive director of African Rainbow Minerals Limited, Imperial Holdings Limited and the Resolve Group, non-executive chairman of Ukhamba Holdings as well as a director of several companies in the Sasol group. He obtained a
Master of Arts in Political Economy from the Plekhanov Institute in Moscow in 1969 and a Masters of Arts in
Public Administration from the Kennedy School for Government at Harvard University in the United States in
1993. He was the recipient of the Govan Mbeki Fellowship at the University of Amsterdam, Netherlands, where he completed and published an extended research paper on the micro-electronics industry in South Africa from
1984 to 1985.
Lean Strauss became our group general manager in August 2005, responsible for Sasol Synfuels
International, Sasol Petroleum International and Sasol Chevron. He joined Sasol in 1982 as an investment officer of the Sasol Pension Fund. He spent most of his career with Sasol Oil and held the positions of general manager, manufacturing and supply as well as general manager, marketing. He was appointed general manager of Sasol
Gas in 1997 and managing director of Sasol Nitro in 2002. He is also a director of several companies in the
Sasol group. He obtained Bachelor of Commerce and Honors degrees from the University of Stellenbosch prior to joining Sasol and a Masters of Commerce degree in Business Management from the Rand Afrikaans
University (now the University of Johannesburg) in 1986.
Jannie van der Westhuizen has been our group general manager since 2003, responsible for the mining division, the establishment of an organizational approach suitable for Sasol’s future, Sasol Secunda Shared
Services, and group information management, previous to which he was the general manager responsible for group human resources and mining. He joined Sasol Mining in 1986 and was the general manager of
Brandspruit Colliery, Sasol Mining when he left in 1993 to join Eskom as Fuel and Water Manager. In 1996, he joined Organization Development International as the Director and Head of Mining Practice and in April 1997
rejoined Sasol as managing director, Sasol Mining. He is a director of several companies in the group. He obtained his Bachelor of Science (Industrial Engineering) in 1972, a Master of Business Administration in 1975
and in 1979 a Post Graduate Diploma in Mining (Cum Laude) from the University of Pretoria, South Africa. He attended the Executive Management Program in 1991 at the Pennsylvania State University, United States and in
2002, attended the Stanford Executive Program at Stanford University, United States.
Rynhardt van Rooyen is our group general manager responsible for strategic projects such as our future black economic empowerment (BEE) equity ownership strategy and our future joint venture business and partnership model, particularly for our envisaged offshore CTL and GTL ventures. Prior to this he was responsible for the group financial function. He joined Sasol in 1977 as a senior accounting officer. He is a director of several companies in the group. He obtained a Bachelor of Commerce from the University of the
Orange Free State, South Africa in 1971 and a Bachelor of Accounting Science and Honors degree from the

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
For details on the shares and shares options held by our Board named in Item 6.A see “Item 6.E – Share ownership”.
The following tables summarize the compensation received by our executive and non-executive directors in the year 2006.
Compensation
Executive directors’ remuneration for the year were as follows:
Annual
Retirement
Other
Total
Total
Salary incentives
1
funding
benefits
2006
2005
Executive directors
R’000
R’000
R’000
R’000
R’000
R’000
Pat Davies 4,515 2,085 820 388
7,808
4,640
Nolitha Fakude 1,727 365 354 246
2,692
–
Benny Mokaba 441 400 90 48
979
–
Trevor Munday 3,796 1,940 758 400
6,894
4,316
Christine Ramon 383 n/a 79 48
510
–
Pieter Cox 1,323 4,169 – 238
5,730
9,227
Jan Fourie n/a n/a n/a n/a
n/a
743
Total
12,185 8,959 2,101 1 368
24,613
18,926
1.
Refers to incentives awarded, based on the group results for the 2005 financial year and includes the once-off sign-on bonus received by Ms Fakude and Dr Mokaba.
Other benefits disclosed in the table above include:
Vehicle
insurance
Total
Vehicle
Medical
fringe
Security
Other
other
benefits
benefits
benefits
benefits
benefits
benefits
Executive directors
R’000
R’000
R’000
R’000
R’000
R’000
Pat Davies 337 21 3 27 –
388
Nolitha Fakude 223 14 – 9 –
246
Benny Mokaba 45 3 – – –
48
Trevor Munday 337 18 3 42 –
400
Christine Ramon 45 3 – – –
48
Pieter Cox – 4 – 16 218
1
238
1.
Included under other benefits are travel benefits (R98,585), leave encashment on retirement (R117,962) and retirement funding in compliance to retirement fund rules up to actual retirement date (R1,300), in respect of the period during which Mr. Cox was an executive director.

The group executive committee’s remuneration (excluding the executive directors disclosed separately above who are members of the group executive committee) for the year was as follows:
Annual
Retirement
Other
Total
Total
Salary incentives
1
funding
benefits
2006
2005
Group executive committee
R’000
R’000
R’000
R’000
R’000
R’000
Total 13,336 5,741 2,452 1,827
23,356
15,674
Number of members 8 6
1.
Refers to incentives awarded, based on the company results for the 2005 financial year.
Non-executive directors’ remuneration for the year was as follows:
Share
Board
incentive
meeting
Paid by
Committee
trustee
Total
Total
fees
subsidiaries
fees
fees
2006
2005
Non-executive directors
R’000
R’000
R’000
R’000
R’000
R’000
Elisabeth Bradley 243 – 145 20
408
369
Warren Clewlow 243 – 266 –
509
513
Brian Connellan 243 – 388 20
651
542
Pieter Cox (chairman)
1
333 1,819 327 –
2,479
–
Mandla Gantsho 243 – 121 –
364
300
Anshu Jain
2
519 – – –
519
495
Imogen Mkhize 243 – 73 –
316
139
Sam Montsi 243 – 290 20
553
426
Hixonia Nyasulu
3
20 – 6 –
26
–
Jürgen Schrempp
2
601 – – –
601
509
Paul Kruger
4
243 1,289 181 –
1,713
3,263
Conrad Strauss
5
121 40 97 –
258
416
Jan Fourie
6
n/a n/a n/a n/a
n/a
462
Steven Pfeiffer
7
n/a n/a n/a n/a
n/a
182
Total
3,295 3,148 1,894 60
8,397
7,616
1.
Deputy chairman of the board, thereafter appointed chairman from 1 January 2006
2.
Fees paid in US dollars. Rand equivalent of US$82,500 at actual exchange rates.
3.
Appointed as a non-executive director of Sasol Limited with effect from 1 June 2006.
4.
Retired as a non-executive director of Sasol Limited with effect from 1 January 2006.
5.
Retired as a non-executive director of Sasol Limited with effect from 2 December 2005.
6.
Mr. Fourie retired as non-executive director of Sasol Limited with effect from 1 January 2005.
7.
Mr. Pfeiffer resigned as non-executive director of Sasol Limited with effect from 31 October 2004.
Directors’ service contracts
There are no fixed-term service contracts for executive and non-executive directors. Executive directors have standard employee service agreements with notice periods ranging between 30 and 90 days.
An executive director is required to retire from the board at the age of 60, unless requested by the board to extend his or her term. A non-executive director is required to retire from the board at the end of the year in which the director turns 70, unless the board, subject to the articles of association and by unanimous resolution on a year-to-year basis, extends the director’s term of office until the year in which he or she turns 73.

6.C
Board practices
The board of directors
Refer to item 6.A Directors and senior management for the composition of our board of directors.
Appointment, retirement and re-election of directors
Our directors are elected by our shareholders at the annual general meeting. The Board may appoint any person as a director, either to fill a vacancy or as an addition to the Board, provided that the total number of directors does not at any time exceed the maximum of 16 directors of which a maximum of five may be executive directors. Directors appointed by the Board in this manner are required to retire at the next annual general meeting following their appointment, but are eligible for re-election. There is no requirement in the
Articles of Association that directors must hold qualifying shares. If the number of persons nominated as directors does not exceed the number of vacancies available, then the nominated directors are deemed to have been duly elected.
At the annual general meeting of the company, one-third of the serving directors shall retire or, if the total number of serving directors who shall retire does not constitute a multiple of three, the number of directors who shall retire shall be the number, adjusted upwards, that is the closest to one-third.
A director who was appointed for the first time at an annual general meeting or by the Board after
27 October 1997 shall retire five years after his initial appointment. Directors who have retired in this manner are eligible for automatic re-election by the shareholders if they were re-appointed after retirement by either the
Board or the shareholders.
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
Our Board is supported by the advice and services of the company secretary, who is appointed in accordance with the South African Companies Act, and who is responsible to the Board for ensuring the proper administration of Board proceedings. The company secretary also provides guidance to the directors in connection with their legal duties and responsibilities and the manner in which such duties and responsibilities, including not dealing in the company’s securities during restricted periods, should be discharged. A report on directors’ dealings in the company’s securities is tabled at each Board meeting and publicly disclosed in accordance with the applicable JSE and NYSE listings requirements.
The directors are entitled to seek independent professional advice at the company’s expense about the company’s affairs and have access to any information they may require in discharging their duties as directors.
Board committees
To assist our Board in discharging its responsibilities, we have established several committees, which are accountable to the Board and operate on the basis of specific charters. The charters of the Audit Committee, the
Compensation Committee, the Nomination and Governance Committee and the Risk and Safety, Health and
Environment Committee (Risk and SHE Committee) form part of the Board Charter and are available on our website (www.sasol.com).
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
The Compensation Committee
The Compensation Committee was established in 1989 and as of January 2006 comprises five members, four of whom are independent non-executive directors. As of 30 June 2006, its members were Pieter Cox
(chairman), Elisabeth Bradley, Warren Clewlow, Brian Connellan and Sam Montsi. The Compensation
Committee meets at least twice a year to discuss and determine the group’s remuneration policy and strategy.
The functions of the Compensation Committee are to:
• assist the Board in exercising its function of ensuring that affordable, fair and effective compensation practices are implemented in our group;
• determine the compensation of group management members;
• make recommendations to the board in respect of directors’ fees and the compensation and service conditions of the executive directors, including the chief executive; and
• provide a channel of communication between the board of directors and management on compensation matters.
The Compensation Committee has determined our remuneration philosophy, which is to offer remuneration that will attract, retain, motivate and reward employees with the skills required for us to achieve our business goals and to base remuneration on personal and company performance in accordance with competitive market practices.

The Nomination and Governance Committee
The Nomination and Governance Committee was formed during 2002 and as of 1 June 2006 is comprised of five directors, three of whom are independent non-executive directors. The members of this committee are
Pieter Cox (chairman), Elisabeth Bradley, Warren Clewlow, Sam Montsi and Hixonia Nyasulu. The Nomination
and Governance Committee meets at least twice a year.
The functions of the Nomination and Governance Committee include reviewing and making recommendations to the Board on the general corporate governance framework of the group, the composition and performance of the Board, its committees, individual directors and committee members, legal compliance and the company’s ethics policy and programs.
The Audit Committee
The Audit Committee was established in 1988 and is an important element of the Board’s system of monitoring and control. The Audit Committee meets at least three times a year. All the members of the Audit
Committee are independent non-executive directors, financially literate and have extensive Audit Committee experience. They are Brian Connellan (chairman), Warren Clewlow and Jürgen Schrempp. Mr. Warren Clewlow has been determined by the Board as the Audit Committee financial expert within the meaning of the Sarbanes-
Oxley Act.
The Audit Committee has been established primarily to assist the board in overseeing:
• the quality and integrity of the company’s financial statements and public disclosures in respect thereof;
• the scope and effectiveness of the external audit function; and
• the effectiveness of the company’s internal controls and internal audit function.
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
The Risk and Safety, Health and Environment Committee
The Risk and SHE Committee was formed during 2002. It is comprised of five executive and four non-
executive directors, Pat Davies, Nolitha Fakude, Benny Mokaba, Trevor Munday, Christine Ramon, Sam Montsi
(chairman), Brian Connellan, Pieter Cox and Imogen Mkhize. The committee meets at least twice a year. The functions of the committee include reviewing and assessing the integrity of our risk management process including effective management of risk policies and strategies in respect of safety, health and environmental matters.

The GEC
Our Board has delegated a wide range of matters relating to the management of our group to the GEC, including financial, strategic, operational, governance, risk and functional issues. Its focus is on the formulation of our group strategy and policy and the alignment of group initiatives and activities. The GEC meets weekly and reports directly to our Board.
For the members of the GEC see “Item 6.A – Directors and senior management”.
The committee of managing directors (CMD)
During the year, the GEC’s functioning was supported by the committee of managing directors, which replaced the Southern African Executive Committee and International Executive Committee with effect from
17 August 2005. The committee of managing directors consists of the managing directors of Sasol’s most significant businesses. The focus of the committee is on common material issues pertaining to Sasol’s businesses. The committee’s main functions include alignment of Sasol’s businesses with the group mission, vision, strategies, targets and policies and consideration of material business, strategic, financial and functional issues. The committee meets once a month and reports to the GEC.
Internal control and risk management
Internal controls
Our directors are ultimately responsible for our company’s system of internal control, which is designed to provide reasonable assurance against material misstatement. The group maintains systems of internal financial controls that are designed to provide assurance regarding the maintenance of proper accounting records and the reliability of financial information used within the group and for publication. These systems contain self-
monitoring mechanisms and controls, and actions are taken to correct deficiencies as they are identified. The internal control systems include:
• a documented organizational structure and reasonable division of responsibility;
• established policies and procedures which are communicated throughout the group, including a code of conduct to foster a strong ethical climate; and
• established mechanisms and systems to ensure compliance with relevant legislation.
As required by the SEC rules, the general disclosure controls and procedures of our company have been formalized and are assessed periodically by management and our Board for effectiveness. For more information on disclosure controls and internal controls over financial reporting see “Item 15. – Controls and procedures”.
With effect from 1 July 2006, we are required to comply with the requirements of Section 404 of the Sarbanes-
Oxley Act. We have concluded our project to comprehensively document and test the internal control environment to conform to the Section 404 requirements. During 2006 a limited scope review of our testing and reporting process was performed by our external auditors. Both our testing process and the review by our external auditors indicate that our internal financial reporting controls are operating effectively. Although some aspects of internal control were identified for improvement, we do not believe that any of these represent a significant risk to our business. We expect all these internal control weaknesses to be remediated before the end of the 2006 calendar year.

Internal audit function
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
The controls subject to evaluation include the following:
• the information management environment;
• the reliability and integrity of financial and operating information;
• the safeguarding of assets; and
• the effective and efficient use of the company’s resources.
Audit plans are based on an assessment of risk areas, as well as on issues highlighted by the Audit
Committee and management. Audit plans are updated as appropriate to ensure that they are responsive to changes in the business. Comprehensive findings are reported to the Risk and SHE Committee and the Audit
Committee at each of their scheduled meetings.
Follow-up audits are conducted in areas where internal control weaknesses are found or were previously experienced.
Corporate governance best practice requires that the internal audit function report directly to the Audit
Committee. Such a direct reporting requirement is ensured by the Audit Committee mandate and practice to:
• evaluate the effectiveness of internal audit;
• review and approve the internal audit charter, internal audit plans and internal audit conclusions in respect of internal control;
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
Risk management
The Board is responsible for governing risk management processes in the group in accordance with corporate governance requirements.

The establishment of a more formalized enterprise-wide risk management process was initiated during the
2002 year with the following principal objectives:
• providing the Board with assurance that significant business risks are systematically identified, assessed and reduced to acceptable levels in order to achieve an optimal risk-reward balance; and
• making risk identification and risk management an integral part of the daily activities of everyone in the organization.
Substantial progress has been made to date in achieving the above objectives. There are still certain components of the process which need to be further developed and embedded and programs are in place to address these.
Our enterprise-wide risk management approach is guided by the following key principles:
• a clear assignment of responsibilities and accountabilities;
• a common enterprise-wide risk management framework and process;
• the identification of uncertain future events that may influence the achievement of business plans and strategic objectives; and
• the integration of risk management activities within the company and across its value chains.
Significant group risks are reviewed at least annually and each risk is assigned to a GEC member that is responsible for the management of the particular risk.
Our insurance department, with the assistance of external insurance consultants, undertakes regular risk control audits of all our plants and operations using recognized international procedures and standards.
We participate in an international insurance program that provides, at competitive costs, insurance cover for losses above tolerable levels.
Disaster recovery plans for critical information management systems are continually reviewed. Certain of these plans are subject to regular testing and, in other cases, are subjected to ongoing tests to ensure their robustness and reliability.
For more information on the main risks facing our group see “Item 3.D – Risk factors”.
Sustainability reporting
We currently report on all aspects of the group’s social, transformational, ethical, safety, health and environmental policies and practices to the Board and, from time to time, to the group’s stakeholders.
A comprehensive sustainability report is published annually and is available on our website (www.sasol.com).
6.D
Employees
We have developed and implemented six values group-wide in order to support our vision, culture and strategic goals. The six Sasol values – customer focus, winning with people, safety, excellence in all we do, continuous improvement and integrity have been rolled out to all of our employees. We continue to focus to fully integrate behavior in accordance with our values in our performance management system.
Our human resources strategy
We refined our group human resources (HR) development and management strategy to ensure its alignment with, and more effective support of, our business strategy. This is part of a wider commitment to make Sasol an employer of choice while pursuing growth opportunities. Because of our strong presence in South Africa, we remain sensitive to national socioeconomic transformation issues and continue to progress our employment equity (EE) and workplace transformation initiatives.

Workforce Composition
1 & 2
Region
2006
2005
2004
South Africa 25,728 24,737 24,888
Europe 1,303 1,196 1,474
North America 208 112 153
Other 694 555 551
Total
27,933
26,600
27,066
Business
2006
2005
2004
Continuing operations:
Sasol Mining
7,084 7,115 7,642
Sasol Synfuels
6,135 6,098 5,792
Sasol Oil
1,718 1,778 1,777
Sasol Gas
194 174 153
Sasol Synfuels International
363 161 70
Sasol Polymers
2,392 2,467 2,682
Sasol Solvents
1,472 1,339 1,335
Other
8,575 7,468 7,615
Total
27,933
26,600
27,066
1.
Includes the workforce of our incorporated joint ventures accounted for under the equity method for US GAAP.
2.
Excludes the workforce of Sasol Olefins & Surfactants of approximately 3,337 at 30 June 2006.
Maintaining a skilled and stable workforce
Our vision to become a respected global enterprise and our rapid growth over the last decade necessitates the application of accelerated development programs for our employees. In South Africa we invested more than
R113 million in employee training and development. This investment includes in-house technical training, and self-learning centres. An additional R25 million was invested in 400 undergraduate and 60 postgraduate bursaries, with emphasis on developing scientific, engineering and technological skills.
To ensure effective talent management planning, we have finalized ten-year HR development plans for all businesses. We approved an enhanced strategy aimed at attracting and retaining top talent. This integrated approach allows us to identify and develop high-caliber leadership, and fill critical and new positions quickly and with confidence. Our strategic approach to planning HR allows us to anticipate future talent needs and to develop talent pools of sufficient depth and experience to meet those needs. We were recently rated among the ten best companies to work for in South Africa.
We have also provided training to 211 Nigerians for our Escravos GTL plant. This training commenced in
August 2005 and is expected to extend for between 26 and 31 months, depending on the disciplines trained.
Promoting workplace equity and diversity
We continued to increase the percentage of employees drawn from historically disadvantaged groups in line with South Africa’s Employment Equity Act. People from designated groups – Africans, Coloreds and Indians, women and people with disabilities – comprise 64.9% of our South African workforce. At year end, people from designated groups held 43% of Sasol managerial, professional and supervisory posts. This is an improvement on the 39% reported a year ago. We are targeting to increase this figure to 47% by 2007 and 50% by 2008.

All our South African businesses maintain employment equity forums to ensure we stay focused on achieving targets. We endeavor to nurture workplaces that are open, transparent and free from all forms of discrimination. We also promote employee equity and diversity in all the countries in which we operate in harmony with global best practices.
Encouraging positive labor relations
We enjoy constructive relationships with representative trade unions throughout the company. About 57%
of our employees in South Africa belong to unions. We experienced industrial action at only one operation, at
Secunda, which led to 900 lost employee days over three working days.
Joint forums between trade unions and management remain active as part of our willingness to sustain constructive dialogue. These forums discuss wages, conditions of employment, health and safety, training and development, community care and HIV/Aids, among other important issues. All representative unions and pensioners are represented on our medical scheme board and senior employees serve on the boards of union retirement funds.
Promoting employee well-being
Sasol’s employee assistance programme (EAP) plays an increasingly important role in developing and maintaining a healthy workforce. Focusing on the psycho-social risks of our employees and their dependants, the
EAP provides confidential, professional consultation on any personal problem at no cost to employees.
Employee satisfaction is tracked every two years through an independent external attitude survey of employees and management. The results of the survey are benchmarked against similar global companies.
HIV/Aids challenge in our South African operations
Recognizing the significant challenge of managing South Africa’s HIV/Aids pandemic, we launched the
Sasol HIV/Aids Response Programme (SHARP) in September 2002. This initiative – which involved input from business, trade union, community representatives and independent experts – is an integrated approach focused on reducing the rate of infection throughout the group, and extending the quality of life of infected employees through the provision of managed healthcare. In developing SHARP, an intensive group-wide risk assessment was undertaken to understand the impact of HIV/Aids on our operations and communities.
SHARP is co-ordinated at group level by a steering committee, chaired by a GEC member. All steering committee program reviews are tabled at Sasol board meetings. Our chief executive serves as the group champion, with the managing directors of each business unit acting as business unit champions. Each Sasol business site has a dedicated SHARP task team responsible for implementing and sustaining a site-specific response team.
Through the SHARP initiative we are:
• implementing measures to eliminate discrimination on the basis of a person’s HIV/Aids status;
• encouraging a behavioral change though our HIV/Aids education and awareness programs;
• providing access to free and confidential voluntary counseling and testing (VCT);
• providing treatment of opportunistic illnesses such as tuberculosis, as well as treatment of sexually transmitted infections;
• providing managed healthcare, including antiretroviral treatment (ART) for employees;
• reducing and managing the total cost to Sasol of the business impact and response to HIV/Aids.

A principal focus of SHARP is the provision of VCT, an essential first step in facilitating appropriate access to healthcare options and a critical component of promoting behavioral change. As a result of our collaborative approach, we have had one of the highest uptakes for VCT in South Africa: 82% by year end for our South African operations. This compares with a rate of between 50% and 60% that is typical among most corporate programs. To date, about 7% of our tested South African employees have tested HIV-positive, which is well below our estimated actuarial prevalence rate of 19%.
An important focus over the last year has been on providing comprehensive workplace education and training programs in our South African businesses. In the year ahead we will be extending our activities to cover our service providers and our franchise network of fuel retailers. Through this initiative we will provide training and awareness programs, as well as a referral network for VCT and health care services, to 300 franchisees and
5,000 forecourt employees. We are also working with the Government of Mpumalanga Province and a non governmental organization (NGO) to identify opportunities to improve the level of service at one of the provincial hospitals that provides services to many of our employees.
Through our corporate social investment (CSI) department we have partnered with numerous community-
based organizations to increase awareness and improve access to care in the communities in which we operate.
Occupational health and safety
Three contractors and one employee were fatally injured in workplace incidents in 2006. This compares with seventeen fatalities in 2005 and nine in our 2004 financial year. Our goal remains zero fatalities. Our fatal accident rate (calculated as the number of employees and service providers per 100 million working hours) was
2.57 compared with 11.31 in 2005. The steady reduction in our fatal accident rate is mainly attributable to the intensified focus on the implementation of our safety improvement plan, which was developed in response to the series of incidents in 2004. In early 2006, DuPont undertook a comprehensive follow-up review of the implementation of safety measures in selected South African operations.
Important safety initiatives were undertaken as part of our comprehensive change management program aimed at ensuring safety remains our first priority and a core value. The effectiveness of our safety improvement plan was demonstrated by the improvement in our safety record. By 30 June 2006, we achieved a RCR of 0.68.
This compares with 1.23 in 2005 and 1.08 in 2004. Although this is an improvement, we did not reach the 0.5 group target we set for achievement by July 2006.

6.E
Share ownership
Shareholdings of directors and officers
The following table presents the beneficial shareholdings of our directors as of 30 June:
2006
2005
Number
Total
Number
Total
Number
of share
beneficial
Number
of share
beneficial
Beneficial shareholdings
of shares
options
1
shareholding
of shares
options
1
shareholding
Executive directors
Pat Davies
200 111,100 111,300 194 98,900 99,094
Trevor Munday – 127,000 127,000 – 112,800 112,800
Non-executive directors
Elisabeth Bradley
298,000 – 298,000 298,000 – 298,000
Warren Clewlow 13,195 25,000 38,195 13,195 25,000 38,195
Brian Connellan 10,500 – 10,500 10,500 – 10,500
Pieter Cox 235,409 202,700 438,109 59,772 138,300 198,072
Paul Kruger n/a n/a n/a 231,700 – 231,700
Conrad Strauss n/a n/a n/a 45,250 – 45,250
Total
557,304
465,800
1,023,104
658,611 375,000 1,033,611
1.
Including share options which have vested or which vest within sixty days of 30 June.
2006
2005
Number
Total
Number
Total
Number
of share
beneficial
Number
of share
beneficial
Beneficial shareholdings
of shares
options
1
shareholding
of shares
options
1
shareholding
Group executive committee
1
39,461
160,600
200,061
47,625 142,200 189,825
1.
Excluding the executive directors disclosed separately in the table.
Share ownership of senior managers under the JSE Listings Requirements
Each of our directors and senior managers named under “Item 6.B – Compensation” beneficially own less than 1% of the outstanding share capital of the company. We are not required to disclose share ownership of individual senior managers in the share capital of the company.
Our Share Incentive Scheme
We have implemented our Share Incentive Scheme, the objective of which is to retain and reward our key employees, including executive directors. Non-executive directors received a once-off allocation of share options in 2000. The non-executive directors at the time were granted 25,000 shares each, 12,500 vesting after two years and 12,500 vesting after four years from the date of the grant. The scheme is offered to approximately 1,200 of our most senior employees and includes an option to buy our shares at a price equal to their closing price on the most recent trading day on the JSE prior to the grant date. The value of the shares offered to each employee is based on a multiple of the employee’s total cash remuneration and occupation level. Should an employee accept the offer, he will be entitled to take up a maximum of one-third of the shares after two years, two-thirds of the shares after four years and the full allocation after six years from acceptance. A share option shall lapse, if, among other reasons:
• the share option is not exercised by the ninth anniversary of the offer;
• the participant ceases to be an employee for reasons other than death, retirement, incapacity or ill-health;
or
• the participant may not exercise the option for other legal reasons.

On retirement the options vest immediately and the nine year expiry period remains unchanged. On resignation, share options which have not yet vested will lapse unless the board decides otherwise and share options which have vested may be taken up before the last day of service.
The Sasol Share Trust allocates share options to employees, annually, at the instruction of our Board and our Compensation Committee.
The following tables provide the number of share options granted to our executive directors and GEC through our Share Incentive Scheme:
Share options granted – directors
Balance at
Granted
Average
Granted on
Average
Share
Balance
beginning
on 8 July
offer price 14 September offer price
options
at end
of year
2005
per share
2005
per share
exercised*
of year
(number)
(number)
(Rand)
(number)
(Rand)
(number)
(number)
Executive directors
Pat Davies
304,300 390,000 193.25 47,200 232.38 49,900
691,600
Nolitha Fakude – 121,900
1
219.50 – –
121,900
Trevor Munday 276,100 280,000 193.25 33,700 232.38 43,900
545,900
Non-executive directors
Warren Clewlow
25,000 – – –
25,000
Pieter Cox
2
574,200 – – 371,500
202,700
Sam Montsi 25,000 – – 25,000 –
Total
1,204,600 791,900 80,900 490,300
1,587100
*Exercise in the context of this table means the implementation of the share option.
1, As approved by the Sasol Limited board share options were granted on 19 October 2005.
2. The share options indicated were granted to Mr. Cox when he was still an executive director.
Share options granted – group executive committee
Balance at
Granted
Average
Granted on
Average
Share
Balance
beginning
on 8 July
offer price 14 September offer price
options
at end
of year
2005
per share
2005
per share
exercised*
of year
(number)
(number)
(Rand)
(number)
(Rand)
(number)
(number)
Group executive
committee
1 & 2
768,900 218,000 213.16 73,500 232.38 177,300 883,100
* Exercise in the context of this table means the implementation of the share option.
1. Excluding the executive directors disclosed separately in the table above.
2.
Includes share options issued to individuals during the years before they became members of the group executive committee.

Share options exercised * – directors
This table presents information regarding share options exercised during the period 1 July 2005 through
29 September 2006
Average
Gain on exercise of
Share
offer
Market
share options
options
price per
price per
Exercise dates
exercised
share
share
2006
2005
(number)
(Rand)
(Rand)
R’000
R’000
Executive directors
Pat Davies
7,670
2,717
4 April 2006 14,000 78.70 235.00
2,188
4 April 2006 7,200 89.50 235.00
1,048
18 April 2006 11,000 57.50 251.50
2,134
28 September 2005 13,700 117.00 240.82
1,696
28 September 2005 4,000 89.50 240.55
604
Trevor Munday
8,069
2,413
19 April 2006 8,400 50.90 253.00
1,698
15 September 2005 22,000 50.90 226.45
3,862
27 September 2005 6,200 50.90 245.01
1,203
19 December 2005 7,300 50.90 229.78
1,306
Non-executive directors
Elisabeth Bradley – – 766
Brian Connellan – – 2,640
Pieter Cox
1
64,272
6,430
14 September 2005 96,000 78.70 220.11
13,575
3 October 2005
2
20,000 57.50 250.40
3,858
3 October 2005
2
40,300 25.10 250.40
9,080
3 October 2005
2
31,100 42.30 250.40
6,472
3 October 2005
2
84,100 54.00 250.40
16,517
6 April 2006
2
48,100 78.70 232.00
7,374
6 April 2006
2
51,900 89.50 232.00
7,396
Jan Fourie – – 12,618
Paul Kruger – – 1,166
Sam Montsi 22 September 2005
2
25,000 53.80 230.15
4,409
–
Jürgen Schrempp – – 1,505
Conrad Strauss – – 2,333
Total
490,300
84,420
32,588
*
Exercise in the context of this table means the implementation of the share option.
1.
The share options implemented were granted to Mr. Cox when he was an executive director.
2.
The shares were retained by the director after the implementation of the share option. The gain on the implementation of these shares options was determined using the closing share price on the date of implementation. These holdings have been disclosed in the beneficial shareholding table.

Share options exercised * – group executive committee
Gain on exercise
of share options
Share options
exercised
2006
2005
(number)
R’000
R’000
Group executive committee
1 & 2
177,300
29,223
14,120
*
Exercise in the context of this table means the implementation of the share option.
1.
Excluding the executive directors disclosed separately in the table above.
2.
Included in the total share options implemented are the gains on the implementation of 35,800 share options on which the shares have been retained by the member. A gain of R5,782,467 on the implementation of these share options was determined using the closing share price on the date of implementation.
Share options outstanding at the end of the year vest during the following periods:
More
Already
Within
1 to 2
2 to 5
than
vested
1 year
years
years
5 years
Total
(number)
Executive directors
Pat Davies
111,100 61,300 160,700 181,300 130,000
644,400
Nolitha Fakude – – 40,600 40,600 40,700
121,900
Trevor Munday 127,000 50,200 102,900 138,700 93,400
512,200
Non-executive directors
Warren Clewlow
25,000 – – – –
25,000
Pieter Cox
1
202,700 – – – –
202,700
Total
465,800 111,500 304,200 360,600 264,100
1,506,200
1.
The share options were granted to Mr. P V Cox when he was an executive director.
More
Already
Within
1 to 2
2 to 5
than
vested
1 year
years
years
5 years
Total
(number)
Group executive committee
1
160,600 257,200 137,300 197,300 72,400
824,800
1.
Excluding the executive directors disclosed separately in the table above.

ITEM 7.
MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
7.A
Major shareholders
As of 25 August 2006 the issued share capital of Sasol Limited consisted of 683,065,125 ordinary shares including treasury shares of 60,111,477 with no par value. At a general meeting held on 3 October 2006, shareholders approved that we acquire 60,111,477 Sasol Limited shares held by our subsidiary, Sasol Investment
Company (Pty) Limited. These shares were cancelled on 10 October 2006. Except for the related transaction costs, the repurchase and cancellation of these shares had no effect on the consolidated financial position of the group. To the best of our knowledge, Sasol Limited is not directly or indirectly owned or controlled by another corporation or the government of South Africa or any other government. Our management believes that no single person or entity holds a controlling interest in our share capital.
In accordance with the requirements of the Companies Act of South Africa, the following beneficial shareholdings exceeding 5% in the aggregate were disclosed or established from inquiries as of 25 August 2006:
Number of shares
% of shares
Public Investment Corporation Limited 94,158,063 13.8
Sasol Investment Company (Pty) Limited
1
60,111,477 8.8
Industrial Development Corporation of South Africa 53,266,887 7.8
1.
A wholly owned subsidiary of Sasol Limited. As a result of our share repurchase program, Sasol Investment Company
(Pty) Limited held the shares as treasury stock on which no dividends are paid outside the group and no voting rights are exercised. These shares were repurchased by Sasol Limited and cancelled on 10 October 2006.
Furthermore the directors have ascertained that some of the shares registered in the names of the nominee holders are managed by various fund managers and that, as at 25 August 2006, the following funds managers were responsible for managing 2% or more of the share capital of Sasol Limited.
Number of shares
% of shares
PIC Equities
2
73,863,090 10.8
Old Mutual Asset Managers 55,240,823 8.1
Stanlib Limited 30,254,886 4.4
Capital International Inc 29,307,800 4.3
Investec Asset Management 22,069,854 3.2
Allan Gray Investment Council 19,662,255 2.9
Coronation Fund Managers 16,478,199 2.4
RMB Asset Management 13,749,745 2.0
2.
The Public Investment Corporation Limited is the beneficial owner of the shares held by PIC Equities and this nominee shareholding is included in the 94,158,063 shares held by the Public Investment Corporation Limited reflected in the table of beneficial shareholdings in excess of 5%.
The voting rights of major shareholders do not differ from the voting rights of other shareholders.
As of 25 August 2006, 59,169,349 shares, or approximately 8,7% of our share capital, were held in the form of ADRs. On the same date, 378 record holders in the United States held approximately 22% of our issued share capital in the form of either shares or ADRs.
7.B
Related party transactions
There have been no material transactions during the most recent three years, other than as described below, nor are there proposed to be any material transactions at present to which we or any of our subsidiaries are or were a party and in which any executive or independent director, or 10% shareholder, or any relative or spouse thereof or any relative of such spouse, who shared a home with this person, or who is a director or executive officer of any parent or subsidiary of ours, had or is to have a direct or indirect material interest. Furthermore,

during our three most recent years, there has been no, and at 30 June 2006 there was no, outstanding indebtedness to us or any of our subsidiaries owed by any of our executive or independent directors or any associate thereof.
During the year group companies, in the ordinary course of business, entered into various purchases and sale transactions with associates, joint ventures and certain other related parties. The effect of these transactions is included in the financial performance and results of the group. Terms and conditions are determined on an arm’s length basis.
Material related party transactions, stated on a management reporting basis, were as follows:
30 June 2006
30 June 2005
30 June 2004
(Rand in millions)
Sales and services rendered to related parties
– Third parties
250 204 60
– Joint ventures 1,446 1,067 419
– Associates 424 379 453
Total
2,120
1,650
932
Purchases from related parties
– Third parties
600 282 266
– Joint ventures 131 240 137
– Associates 360 530 752
Total
1,091
1,052
1,155
Amounts due to and from related parties are disclosed in the respective notes to the financial statements for the respective balance sheet line items. See “Item 18 – Financial statements”.
7.C
Interests of experts and counsel
Not applicable.

ITEM 8.
FINANCIAL INFORMATION
8.A
Consolidated statements and other financial information
See “Item—18. Financial statements” for a list of our financial statements, related notes and other financial information filed with this annual report on Form 20-F.
Our total export and foreign sales, being sales exported from South Africa or made outside South Africa in
2006 amounted to R37.8 billion, representing 47% of our total group turnover, compared to R33.1 billion or
49% and R30.1 billion or 51% in 2005 and 2004, respectively.
Our dividend distribution policy is to distribute increased dividends on a regular basis to the extent permitted by our earnings. More specifically, we intend to distribute dividends, provided our annual attributable earnings represent a range of 2.5 to 3.5 times the amount distributed in the form of dividends. The average rate of earnings to dividend distributions in the past five years was approximately 2.7 times. Our dividend cover for
2006 of 2.3 is outside the target range; however, when measured against earnings from continuing operations, our dividend cover is 3.1 times, which is within the target range. We distribute dividends twice a year. On the declaration of a dividend, the company includes the 12.5% in respect of secondary tax on companies on this dividend in its computation of the income tax expense for the corresponding period.
For information regarding our legal proceedings see “Item 4.B – Business overview – Legal proceedings”.
8.B
Significant changes
The following developments have occurred subsequent to 30 June 2006:
On 30 June 2006, we announced that the R1.45 billion Tshwarisano broad-based BEE transaction was successfully concluded. Pursuant to our agreement, Tshwarisano has, with effect from 1 July 2006, acquired a
25% shareholding in Sasol Oil (Pty) Limited. We are providing considerable facilitation and support for
Tshwarisano’s approximately R1.1 billion financing requirements, which will significantly lower Tshwarisano’s cost of borrowing.
The disposal of DPI Holdings (Pty) Limited was approved, and an agreement was signed for the sale of our
50% share to Dawn Limited for a consideration of R51 million. The transaction was approved by the South
African Competition Tribunal and became effective during October 2006.
Our acquisition of the remaining 40% shareholding of Sasol Dyno Nobel (Pty) Limited not owned by us was approved, and an agreement for the acquisition has been signed for a consideration of US$ 31 million.
Approval from the South African Competition Tribunal was obtained on 30 August 2006. The transaction became effective from 7 September 2006.
A discussion document was released during July 2006 by a task team appointed by the South African
Minister of Finance to assess possible reforms to the fiscal regime applicable to windfall profits in South
Africa’s Liquid Fuel Energy Sector, with particular reference to the synthetic fuel industry. We submitted to the task team a written response to its document on 10 August 2006 assessing possible reforms to the fiscal regime.
We participated in the task team’s public hearings held during August 2006. The task team handed their report containing its recommendations to the Minister of Finance on 26 September 2006. It is expected that an announcement on the decision made by the Minister of Finance will be made during 2007.
At the general meeting held on 3 October 2006, shareholders approved that Sasol Limited acquire
60,111,477 Sasol Limited shares held by its subsidiary, Sasol Investment Company (Pty) Limited. Once repurchased, these shares will be cancelled. Except for the related transaction costs, the repurchase and cancellation of these shares will have no effect on the consolidated financial position of the group. At the meeting of 3 October 2006, shareholders also approved that Sasol be granted the authority to acquire Sasol
Limited shares by way of a general repurchase. Both of these special resolutions were registered by the South
African Registrar of Companies on 5 October 2005.
On 26 September 2006, the South African Financial Services Board approved the Sasol Pension Fund
Surplus Apportionment Scheme. Had this approval been obtained prior to year end, the prepaid pension asset would have increased by R130 million.

ITEM 9.
THE OFFER AND LISTING
9.A
Offer and listing details
The following table sets forth, for the years indicated, the reported high and low quoted prices for the ordinary shares on the JSE and of our ADRs on the NYSE from 9 April 2003 and of the ADRs on the NASDAQ prior to the delisting of our ADRs on 8 April 2003 from NASDAQ.
Shares
ADRs
(Price per
(Price per
share in rand)
ADR in US$)
Period
High
Low
High
Low
2002
135.20 62.50 12.00 7.95
2003
121.55 75.50 12.78 8.34
2004
111.50 75.10 16.50 10.40
2005
192.12 66.23 28.96 15.61
First quarter 125.90 66.23 19.40 15.61
Second quarter 131.50 107.40 22.00 18.70
Third quarter 155.00 116.50 26.10 19.95
Fourth quarter 192.12 138.95 28.96 22.55
2006
283.00 180.00 46.31 26.99
First quarter 248.00 180.00 38.99 26.99
Second quarter 258.00 201.25 39.37 30.70
Third quarter 269.00 193.00 43.33 31.43
Fourth quarter 283.00 217.21 46.31 31.17
April 257.99 225.00 42.74 37.68
May 283.00 238.00 46.31 36.13
June 283.00 217.21 39.50 31.17
July 280.00 242.01 39.25 34.05
August 263.00 246.55 38.86 34.84
September 260.00 228.80 35.66 29.54
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
Our directors are elected by our shareholders at the
annual general meeting. The board of directors may appoint any person qualifying as a director in terms of the
South African Companies Act, either to fill a vacancy or as an addition to the board, provided that the total number of directors does not at any time exceed the maximum of 16 directors. Directors appointed by the board in this manner are required to retire at the next annual general meeting following their appointment, but are eligible for re-election. There is no requirement in our Articles of Association that directors must hold qualifying shares. If the number of persons nominated as directors does not exceed the number of vacancies available, then the nominated directors are deemed to have been duly elected.
At the annual general meeting of the company, one-third of the serving directors shall retire or if the total number of serving directors who shall retire does not constitute a multiple of three, the number of directors who shall retire shall be the number, adjusted upwards, that is the closest to one-third.
A director who has been appointed for the first time at an annual general meeting or by the board of directors after 27 October 1997 shall retire five years after his initial appointment. Directors who have retired in this manner are eligible for automatic re-election by the shareholders, if they have been nominated for re-
appointment after retirement by either the board or the shareholders.
Any director reaching 70 years of age shall retire at the end of that year, provided that, subject to the
Articles of Association, the board may, by unanimous resolution on a year-to-year basis, extend a director’s term of office until the end of the year in which the director turns 73.
Remuneration.
In accordance with our Articles of Association, the board of directors has the authority to determine directors’ remuneration and has delegated this authority to the Compensation Committee. The South
African Code furthermore requires that proposed fees as recommended by the board should be submitted to the shareholders in general meeting for approval prior to implementation and payment. The Companies Act prohibits loans or any form of credit or guarantee to be provided by us to any member of our board. Our Compensation
Committee determines the Group’s human resources policy and the remuneration of directors and senior management. See “Item 6.C Board Practices – Board committees – The compensation committee”.

Interested transactions.
A director in his capacity as a member of the board or one of its committees can participate in and vote on all decisions put before a meeting of the board or the respective committee. Nothing contained in our Articles of Association prohibits a director from voting on any decisions put before a meeting of the board or one of its committees, whether or not a director has a personal interest or is in any manner involved in the matter. However, directors are required to declare in the manner prescribed by the Companies
Act any interest, whether direct or indirect, material or otherwise, in any other company, partnership or corporate body, of which a director of ours is a director or shareholder, or any contract or transaction in which they have an interest in any manner.
Managing Director
Under our Articles of Association, the directors may appoint one or more of their number to the office of managing director or managing directors, or may appoint employees of the company in any other capacity, and may remove or dismiss them from office and appoint others in their place. Such an appointment is made by an independent quorum of directors and for a period not exceeding five years per appointment.
Disclosure of interests in shares
The Companies Act requires disclosure of beneficial ownership interests in a company’s securities.
Pursuant to Section 140A of the Companies Act, where the securities of an issuer are registered in the name of a person and that person is not the holder of the beneficial interests in all of the securities held by the registered shareholder, the registered shareholder is obliged, at the end of every three-month period, to disclose to the issuer the identity of each person on whose behalf the registered holder holds securities and the number and class of securities issued by that issuer held on behalf of each such person. Moreover, the issuer of securities may, by notice in writing, require a person who is a registered shareholder and whom the issuer knows, or has reasonable cause to believe, to have a beneficial interest in a security issued by the issuer, to confirm or deny whether it holds that beneficial interest and, if the security is held for another person, to disclose the identity of the person on whose behalf a security is held.
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
The board may declare a dividend to be paid to the registered holders of shares. All shares have equal rights to dividends. The directors may also pay to the shareholders such interim dividend as they consider justified from the profit of the company. No dividends shall be paid except out of the profits or accumulated distributable reserves of the company and no dividends bear interest against the company.
Dividends may be declared, either free of, or subject to, the deduction of any income tax and any other tax or duty which may be chargeable. Dividends are declared payable to shareholders registered at a date subsequent to the date of the declaration of the dividend as determined by the rules of the JSE Limited (the JSE). The dates applicable to the dividend payment are determined in accordance with the JSE listing requirements.
Dividends which remain unclaimed after a period of 12 years may be declared forfeited by the board and revert to our company. All unclaimed dividends may be invested or otherwise utilized by the directors for the benefit of the company until claimed.
Any dividend may be paid and satisfied, either in whole or in part, by the distribution of specific assets and, in particular, of shares or debentures of any other company, or in cash or in any one or more of such ways as the directors may, at the time of the declaration of the dividend, determine and direct. Any dividend or other sum payable in cash to a shareholder may be paid by check, warrant, coupon or otherwise as the directors may decide.

It is our policy to declare dividends in rand and the board may at the time of declaring a dividend make such regulations as they may deem appropriate with regard to the payment in any currency and the rate of exchange, subject to the approval of the SARB. For further information on our dividend policy, see “Item 8.A
Consolidated Statements and Other Financial Information”.
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
Rights of non-South African shareholders.   There are no limitations imposed by South African law or our
Articles of Association on the rights of non-South African shareholders to hold or vote our shares. Acquisitions of shares in South African companies are not generally subject to review by the SARB. However, its approval may be required in certain cases where share acquisition is financed by South African lenders.
Rights of minority shareholders.   Majority shareholders of South African companies have no fiduciary duties under South African common law to minority shareholders. However, shareholders may, under the
Companies Act, seek court relief upon establishing that they have been unfairly prejudiced by the company.
General meeting of shareholders
In accordance with our Articles of Association, our annual general meeting is required to be held each year within six months from the end of our financial year, and within 15 months after the date of our last preceding annual general meeting.
Notices.
We are required by law and our Articles of Association to provide at least 21 days’ notice of any annual general meeting and any meeting at which special resolutions are proposed, and at least 14 days’ notice of all other meetings. Meetings of shareholders may be attended by shareholders on record in our share register or by their proxies who need not be registered shareholders. Annual general meetings shall be described as such in the notice convening the meeting. All other meetings shall be called general meetings and shall also be described as such in the respective notice.
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
Attendance at meetings.
Beneficial shareholders whose shares are not registered in their own name, or beneficial owners who have dematerialized their shares, are required to contact the registered shareholder or their Central Securities Depository Participant (CSDP), as the case may be, for assistance to attend and vote at meetings.
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
• change of company name or conversion from one company type into another;
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
Trading in our own shares
We may resolve by special resolution to buy back any of our issued shares in accordance with the provisions of the Company laws of South Africa and any other applicable rule of law or regulation. Such resolution may grant a general approval or a specific approval for a particular acquisition.
Regulation of repurchases of own shares.   The South African Companies Act authorizes a company to
repurchase its own issued shares, provided its articles of association permit doing so. The approval must be in the form of a special resolution, either as a general or a specific approval for a specific repurchase. If the approval is a general approval, it only remains valid until the next general meeting of the company following the grant of such general approval. A company may only repurchase its own shares provided that certain solvency and liquidity requirements are met immediately subsequent to the repurchase. A company may not repurchase its own shares if this would result in there being no shares left in issue other than convertible or redeemable shares.
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
The JSE listing requirements provide that a company may only conduct a specific repurchase subject to the following conditions, among others:
• in the case of an offer to all shareholders, that the offer be pro rata to their existing holdings, or from shareholders specifically named; and
• that authorization be given in terms of a special resolution of the company by the shareholders, excluding controlling shareholders, their associates, any party acting in concert and any shareholder that is participating in the repurchase and is not regarded as being public.
In accordance with the JSE listing requirements, the repurchase by a company of its own shares may not exceed 20% of the company’s issued share capital of that class in any one financial year. Companies may only conduct a general repurchase of their securities on the JSE and the repurchase price may not be greater than 10%
above the weighted average of the market value for the securities for the five business days immediately preceding the date on which the transaction was effected.
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
Form and transfer of shares
In accordance with the Share Transactions Totally Electronic (STRATE) settlement system of the JSE,
Sasol ordinary shares were dematerialized as of 19 November 2001. STRATE introduced the dematerialization of share certificates in a central securities depository and contractual rolling and electronic settlement. Shares traded electronically in STRATE are settled five days after trade.
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
South African law provides for exchange control regulations, which restrict the export of capital from the
Common Monetary Area, which comprises South Africa, the Kingdoms of Lesotho and Swaziland and the
Republic of Namibia. The exchange control regulations, which are administered by the Exchange Control
Department of the SARB, are applied throughout the Common Monetary Area and regulate transactions involving South African residents, including natural persons and legal entities.
The Government has from time to time stated its intention to relax South Africa’s exchange control regulations when economic conditions permit such action. In recent years, the Government has incrementally relaxed aspects of exchange control for financial institutions and individuals. In October 2004 the SARB announced further relaxation of the exchange control regulations, which include the following:
• abolition of exchange control limits on new foreign investments by a South African companies, although it is still required to submit an application to the SARB and comply with certain criteria as determined by SARB; and
• a South African company is allowed to retain foreign dividend income abroad without the permission of the SARB and profits earned abroad may be used abroad for any lawful purpose. Any foreign dividends repatriated to South Africa after 26 October 2004 may be transferred abroad at any time for any purpose without specific application to SARB.
It is, however, impossible to predict with any certainty when the government will remove exchange controls in their entirety.
The comments below relate to exchange controls in force at the date of this annual report. These controls are subject to change at any time without notice.
Overseas financing and investments
Overseas debt.
We, and our South African subsidiaries, need SARB approval to receive debt from and repay debt to non-residents of the Common Monetary Area, mainly in respect of the interest rate and terms of repayment applicable to such loans. Repayment of principal and interest on these loans is usually approved and is limited to the amount borrowed and a market-related rate of interest.
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
Debt raised outside the Common Monetary Area by our non-South African subsidiaries must be repaid or serviced by those foreign subsidiaries. Without SARB approval, we cannot use cash we earn in South Africa to repay or service such foreign debts. As a result of the recent amendments to the exchange control regulations set out above, we are permitted to use foreign dividend income to finance the operations of another foreign subsidiary without specific SARB approval.
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
Overseas investments.
Under current exchange control regulations, we, and our South African subsidiaries, can invest overseas only if the investment meets certain criteria including one of national interest, as determined by the SARB. In accordance with the latest amendments to the South African exchange control regulations there is no limitation placed on us with regard to the amount of funds that we can transfer from
South Africa for the purchase of shares in offshore entities or for the purchase of foreign assets subject to meeting these criteria. The SARB may, however, request us to stagger the capital outflows relating to large foreign investments in order to limit the impact of such outflows on the South African economy and the foreign exchange market.
The SARB also requires us to provide annual financial statements of our foreign subsidiaries.
Investment in South African companies
Inward investment.
A foreign investor may invest freely in shares in a South African company. Foreign investors may also sell shares in a South African company and transfer the proceeds out of South Africa without restriction. Acquisitions of shares or assets of South African companies by non-South African purchasers are not generally subject to review by the SARB when the consideration is in cash, but may require SARB review in certain circumstances, including when the consideration is equity in a non South African company or when the acquisition is financed by a loan from a South African lender.
Dividends.
There are no exchange control restrictions on the remittance in full of dividends declared out of trading profits to non-residents of the Common Monetary Area.
Transfer of shares and ADSs.    Under South African exchange control regulations, our shares and ADSs are freely transferable outside South Africa among persons who are not residents of the Common Monetary Area.
Additionally, where shares are sold on the JSE on behalf of our shareholders who are not residents of the
Common Monetary Area, the proceeds of such sales will be freely exchangeable into foreign currency and remittable to them. SARB may also require review to establish that the shares have been sold at market value and arm’s length. Any share certificates held by non-resident shareholders will be endorsed with the words “non-
resident”. The same endorsement, however, will not be applicable to ADSs held by non-resident shareholders.
10.E
Taxation
South African taxation
The following discussion summarizes South African tax consequences of the ownership and disposition of shares or ADSs by a US holder (as defined below). This summary is based upon current South African tax law and the convention between the governments of the United States and the Republic of South Africa for the
avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income and capital gains, signed 17 February 1997 (“the Treaty”). In addition, this summary is based in part upon representations of the Depositary, and assumes that each obligation provided for in, or otherwise contemplated by the Deposit
Agreement and any related agreement, will be performed in accordance with its respective terms.
The following summary of the South African tax considerations does not address the tax consequences to a
US holder that is resident in South Africa for South African tax purposes or whose holding of shares or ADSs is effectively connected with a permanent establishment in South Africa through which such US holder carries on business activities or who is not the beneficial recipient of the dividends or returns or, in the case of an individual who performs independent personal services, who has a fixed base situated therein or the source of the transaction is deemed to be in South Africa, or who is otherwise not entitled to full benefits under the Treaty.
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
From 1 October 2001, South Africa has introduced a tax on capital gains, which only applies to South African residents and to non-residents if the sale is attributable to a permanent establishment of the non-resident. The meaning of the word “resident” is different for individuals and corporations and is governed by the South
African Income Tax Act of 1962 (“the Act”) and by the Treaty. In the event of conflict the Treaty would prevail.
In terms of the Act and the Treaty, a US holder of shares or ADSs will not be subject to capital gains tax on the disposal of securities held as capital assets unless such securities constitute the assets linked to a permanent establishment in South Africa. In contrast, gains on the disposal of securities which are not capital in nature are usually subject to income tax. However, even in the latter case, a US holder will not be subject to income tax unless the US holder carries on business in South Africa through a permanent establishment situated therein. In such a case, this gain may be subject to tax in South Africa, but only so much as is attributable generally to that permanent establishment for so long as it does not constitute a share repurchase resulting in the purchase price being seen to be a dividend.
Stamp duty and uncertified securities tax
Stamp duty and uncertificated securities tax on the issue of securities was abolished with effect from
1 January 2006.
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
Investigation of possible reforms to the fiscal regime applicable to windfall profits in South Africa’s liquid fuel energy sector
A discussion document was released during July 2006 by the task team appointed by the Minister of
Finance to assess possible reforms to the fiscal regime applicable to windfall profits in South Africa’s Liquid
Fuel Energy Sector, with particular reference to the synthetic fuel industry.
During August 2006, we publicly released a comprehensive written submission in response to the discussion document and also presented our views in an oral presentation to the members of the task team.
We believe that we do not meet the criteria formulated by the task team for the imposition of a windfall profits tax and do not believe that such a tax would support government’s policy objectives of rewarding beneficiation and providing energy security. Further, we do not believe that a windfall tax would benefit the consumer by achieving lower fuel prices. The task team handed their report containing its recommendations to the Minister of Finance on 26 September 2006. It is expected that an announcement on the decision will be made by the Minister of Finance during 2007.
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
(b) a corporation (or other entity taxable as a corporation for US federal income tax purposes) created or organized in or under the laws of the United States or any state thereof;
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
For US federal income tax purposes, a US holder of ADSs should be treated as owning the underlying shares represented by those ADSs. The following discussion (except where otherwise expressly noted) applies equally to
US holders of shares and US holders of ADSs. Furthermore, deposits or withdrawals of shares by a US holder for
ADSs or ADSs for shares will not be subject to US federal income tax or South African income tax.
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

Any gain or loss recognized upon a subsequent conversion or other disposition of the foreign currency will be treated as US source ordinary income or loss. In the case of a US holder of ADSs, the amount of any distribution paid in a foreign currency ordinarily will be converted into US dollars by the Depositary upon its receipt. Accordingly, a US holder of ADSs generally will not be required to recognized foreign currency gain or loss in respect of the distribution.
Certain US holders (including individuals) are eligible for reduced rates of US federal income tax (at a maximum rate of 15%) in respect of “qualified dividend income” received in taxable years beginning before
1 January 2011. For this purpose, qualified dividend income generally includes dividends paid by a non-US corporation if, among other things, the US holders meet certain minimum holding periods and the non-US corporation satisfies certain requirements, including that either:
(i) the shares or the ADSs with respect to which the dividend has been paid are readily tradable on an established securities market in the United States; or
(ii) the non-US corporation is eligible for the benefits of a comprehensive US income tax treaty (such as the Treaty) which provides for the exchange of information.
Sasol currently believes that dividends paid with respect to its shares and ADSs should constitute qualified dividend income for US federal income tax purposes and Sasol anticipates that its dividends will be reported as qualified dividends on Form 1099-DIV delivered to US holders. Each individual US holder of shares or ADSs is urged to consult his own tax advisor regarding the availability to him of the reduced dividend tax rate in light of his own particular situation and regarding the computations of his foreign tax credit limitations with respect to any qualified dividend income paid by Sasol to him, as applicable.
The US Treasury has expressed concern that parties to whom ADSs are released may be taking actions that are inconsistent with the claiming of reduced tax rates in respect of qualified dividends by US holders of ADSs.
Accordingly, the analysis of the availability of qualified dividend treatment could be affected by future actions that may be taken by the US Treasury with respect to ADSs.
Taxation of capital gains
If a US holder is a resident of the United States for purposes of the Treaty, such holder generally will not be subject to South African tax on any capital gain or loss if it sells or exchanges its shares or ADSs. Special rules apply to individuals who are potentially residents of more than one country. Refer to “South African
Taxation – Taxation of gains on sale or other disposition” above.
Upon a sale, exchange or other disposition of shares or ADSs, a US holder generally will recognize capital gain or loss for US federal income tax purposes in an amount equal to the difference between the US dollar value of the amount realized on the disposition and the US holder’s adjusted tax basis, determined in US dollars, in the shares or ADSs. Such gain or loss generally will be US source gain or loss, and generally will be treated as a long-term capital gain or loss if the holder’s holding period in the shares or ADSs exceeds 1 year at the time of disposition. The deductibility of capital losses is subject to significant limitations. If the US holder is an individual, any capital gain generally will be subject to US federal income tax at preferential rates if specified minimum holding periods are met.
Passive foreign investment company considerations
Sasol believes that it will not be classified as a Passive Foreign Investment Company (“PFIC”) for
US federal income tax purposes for the taxable year ended 30 June 2006. US holders are advised, however, that this conclusion is a factual determination that must be made annually and thus may be subject to change. If
Sasol were to be classified as a PFIC, the tax on distributions on its shares or ADSs and on any gains realized upon the disposition of its shares or ADSs may be less favourable than as described herein. Furthermore, dividends paid by a PFIC are not “qualified dividend income” and are not eligible for the reduced rates of taxation for certain dividends. US holders should consult their own tax advisors regarding the application of the
PFIC rules to their ownership of the shares or ADSs.

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
10.F
Dividends and Paying Agents
Not applicable.
10.G
Statement by Experts
Not applicable.
10.H
Documents on Display
All reports and other information that we file with the SEC may be obtained, upon written request, from the Bank of New York, as Depositary for our ADSs at its Corporate Trust office, located at 101 Barclay Street,
New York, New York 10286. These reports and other information can also be inspected without charge and copied at prescribed rates at the public reference facilities maintained by the SEC in Room 1024,
450 Fifth Street, N.W., Washington, D.C. 20549. These reports may also be accessed via the SEC’s website
(www.sec.gov). Also, certain reports and other information concerning us will be available for inspection at the offices of the NYSE. In addition, all the statutory records of the company and its subsidiaries may be viewed at the registered address of the company in South Africa.
10.I
Subsidiary Information
Not applicable. For a list of our subsidiaries see Exhibit 8.1 to this annual report on Form 20-F.

ITEM 11.
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
As a group, we are exposed to various market risks associated with our underlying assets, liabilities and anticipated transactions. We continuously monitor these exposures and enter into derivative financial instruments to reduce these risks. We do not enter into derivative transactions on a speculative basis. All fair values, with the exception of the sensitivity analysis, have been determined using current market pricing models.
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
The following tables present maturity analysis of our forward exchange contracts, cross currency options and cross currency swaps at 30 June 2006 for continuing operations:
Forward Exchange Contracts
Fair value loss at
Expected maturity date
30 June 30 June
2007
2008
2009
2010
2011
Thereafter
Total
2006
2005
(Rand equivalent in millions)
US$ – contract amount 2,062 1 – – – – 2,063 90 (3)
Average contractual
exchange rate
7.04
Euro–contract amount 362 – – – – – 362 46 (14)
Average contractual
exchange rate
9.13
GBP–contract amount 68 – – – – – 68 1 (1)
Average contractual
exchange rate
13.21
Other currencies–contract
amount
– – – – – – – – (1)
2,492
1
–
–
–
–
2,493
137
(19)
Discontinued operations 465 – – – – – 465 –
Total
2,957
1
–
–
–
–
2,956
137
(19)

Cross-currency swaps
Fair value
loss at
Expected maturity date
30 June 30 June
2007
2008
2009
2010
2011
Thereafter
Total
2006
2005
(Rand equivalent in millions – notional amounts)
Euro to US$ swaps 5,099 – – – – – 5,099 (385) (609)
Euro to Rand swaps 1,371 – 1,209 – – – 2,580 143
–
Other – – – – – 375 375 76 14
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
The hedging transactions are linked to underlying current and future physical transactions and there are no significant losses or profits on these transactions, except for a loss of R93 million accounted for at 30 June 2006 regarding the zero cost collar held at that date.
The following hedging instruments were in place in respect of crude oil futures and other raw materials at
30 June 2006 for continuing operations:
Fair value
gain/(loss) at
Expected maturity date
30 June 30 June
2007
2008
2009
2010
2011
Thereafter
Total
2006
2005
(Rand equivalent in millions)
Future contracts
Oil futures (US$)
428 – – – – 428 (3) (2)
Swaps
Fuel oil (US$)
– – – – – – – 22
Zero cost collar
(93) 11
Call options sold (US$) 10,024 – – – – – 10,024
Put options bought (US$) 7,552 – – – – – 7,552
Options sold
Call options sold (US$)
– – – – – – – – (2)
Put options sold (US$) – – – – – – – – 8
Other 3 – – – – – 3 3
–
Interest rate risk
We monitor exposure to interest rate risk on borrowings and cash deposits on a continuous basis.
At 30 June 2006, we had approximately R13.3 billion of total debt arrangements outstanding.

The following is a breakdown of our debt arrangements and a summary of fixed versus floating interest rate exposures for continuing operations.
Liabilities–notional
2007
2008
2009
2010
2011
Thereafter
Total
(Rand in millions)
Fixed rate (Rand) 1,147 2,073 79 70 70 542 3,981
Average interest rate 10.6% 10.9% 10.8% 10.6% 10.4% 10.7%
Variable rate (Rand) 492 417 502 506 506 2,314 4,737
Average interest rate 9.8% 9.8% 9.9% 9.9% 9.9% 10.9%
Variable rate (US$) 68 – 4 – – 420 492
Average interest rate 5.6% – 5.6% – – 5.6%
Fixed rate (euro) 68 19 1 2,751 – – 2,839
Average interest rate 3.4% 3.4% 3.4% 3.4% – –
Variable rate (euro) 844 27 27 27 26 113 1,064
Average interest rate 5.6% 6.1% 6.1% 6.1% 6.1% 6.1%
Variable rate (other currencies) – 146 – – – – 146
Average interest rate – 10.0% – – – –
2,619
2,682
613
3,354
602
3,389 13,259
Discontinued operations 16 7 6 – – – 29
Total
2,635
2,689
619
3,354
602
3,389 13,288
We enter into interest rate derivatives, particularly “interest rate swaps” to mitigate interest rate exposures and to achieve improved predictability of cash flows on a project-by-project basis.
The following interest rate derivative contracts were outstanding at 30 June 2006 for continuing operations:
Fair value
gain/(loss) at
Expected maturity date
30 June
2007
2008
2009
2010
2011
Thereafter
Total
2006
(Rand equivalent, in millions – notional amounts)
Fixed to receive floating (Rand) 125 625 812 – – – 1,562 32
Cap 500 – – – – – 500 (4)
Total
625
625
812
–
–
–
2,062
28
Our South African operations are vulnerable to adverse changes in short-term domestic interest rates, as a result of the emerging market status of the South African financial markets.
At 30 June 2006, we were exposed to changes in interest rates on R4,877 million. A change in interest rates of 100 basis points per annum would therefore have an effect of R48.8 million on our incurred interest expense.

ITEM 12.
DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
Not applicable.

PART II
ITEM 13.
DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
Not applicable.

ITEM 14.
MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE
OF PROCEEDS
Not applicable.

ITEM 15.
CONTROLS AND PROCEDURES
(a) Disclosure Controls and Procedures
The Company’s Chief Executive and Chief Financial Officer, based on the evaluation of the effectiveness of the group’s disclosure controls and procedures (required by paragraph (b) of 17 CFR 240.13a-15) as of the end of the period covered by this annual report on Form 20-F, have concluded that, as of such date, the Company’s disclosure controls and procedures were effective.
(b) Not applicable.
(c) Not applicable.
(d) Changes in internal control over financial reporting.
There were no significant changes in the group’s internal controls over financial reporting that occurred in the year ended 30 June 2006 that have materially affected, or are reasonably likely to affect, the group’s internal control over financial reporting.

ITEM 16.
Item 16A.
Audit committee financial expert
Mr. Warren Clewlow, an independent member of the audit committee, has been determined by our board to be an audit committee financial expert within the meaning of the Sarbanes-Oxley Act, in accordance with the
Rules of the NYSE and the SEC.
Item 16B.
Code of ethics
Our code of ethics consists of four fundamental ethical principles – responsibility, honesty, fairness and respect – and 15 ethical standards. These ethical standards cover such issues as bribery and corruption, fraud, insider trading, human rights and discrimination and include a commitment to conduct our business with due regard for the interests of all our stakeholders and the environment. The code embodies the highest standards of compliance with all applicable laws and regulations. An ethics forum has been established to monitor and report on ethics, best practice and compliance requirements, and to recommend amendments to the code as required.
Employee performance compared against our values, which incorporate the code of ethics, is assessed as part of our performance appraisal system. Any amendment or waiver of the code as it relates to our chief executive or chief financial officer will be posted on our website within five business days following such amendment or waiver. No such amendments or waivers are anticipated.
The principles contained in the code have been communicated throughout the group and are available on our internet website. Our website address is www.sasol.com and the code is located on the investor relations sub-
directory.
An ethics hotline operated by an independent service provider has been in operation since 2002. The hotline provides an independent facility for stakeholders of our company, including our employees, suppliers and customers, to report anonymously fraud, statutory malpractice and other crimes, deviations from the procurement policy, financial and accounting reporting irregularities and other irregularities.
Item 16C.
Principal accountant fees and services
The following table sets forth the aggregate audit and audit-related fees, tax fees and all other fees billed by our principal accountants (KPMG Inc.) for each of the 2006 and 2005 years:
Audit-related
All other
Audit fees
fees
Tax fees
fees
Total
1
(rand millions)
2006 33 2 4 25 64
2005 36 26 4 1 67
1.
In respect of our audit committee approval process, all of the non-audit and audit fees paid to KPMG Inc. have been approved by the audit committee.
Audit fees consist of fees billed for the annual audit of the company’s consolidated financial statements and the statutory financial statements of the company’s subsidiaries, including fees billed for assurance and related services that are reasonably related to the performance of the audit or reviews of the company’s financial statements that are services that only an external auditor can reasonably provide.
Audit-related fees consist of the review of documents filed with regulatory authorities, consultations concerning financial accounting and reporting standards, review of security controls and operational effectiveness of systems, due diligence related to acquisitions and employee benefit plan audits. Audit-related fees include fees billed by KPMG Inc. in respect of the assistance provided on our Sarbanes-Oxley Act
Section 404 readiness project of approximately R2 million and R22 million for 2006 and 2005, respectively.
This project includes assistance relating to the documentation of internal control policies and procedures.

Tax fees include fees billed for tax compliance services, including assistance in the preparation of original and amended tax returns; tax consultations, such as assistance in connection with tax audits and appeals; tax advice relating to acquisitions, transfer pricing, and requests for rulings or technical advice from tax authorities;
and tax planning services and expatriate tax compliance, consultation and planning services.
All other fees consist of all fees billed which are not included under audit fees, audit related fees or tax fees. Specifically included in other fees for 2006 is R23 million in respect of the vendor due diligence performed for the proposed divestiture of the Sasol Olefins & Surfactants business.
Audit committee approval policy
In accordance with our audit committee approval policy, all audit and non-audit services performed for us by our independent accountants have been approved by the audit committee of our board of directors, which concluded that the provision of such services by the independent accountants was compatible with the maintenance of that firm’s independence in the conduct of its auditing functions.
The approval policy provides for categorical approval of permissible non-audit services and requires the specific pre-approval by the audit committee, prior to engagement, of such services, other than audit services covered by the annual audit engagement letter, provided that all such fees must be less than 20% of the total audit fees for Sasol’s annual audit engagement, unless otherwise directed by the audit committee. During the current year this 20% was exceeded due to the fees relating to the vendor due diligence performed for the proposed divestiture of the Sasol Olefins & Surfactants business and in 2005 due to the Sarbanes-Oxley Act
Section 404 readiness project. In addition, services to be provided by the independent accountants that are not within the category of approved services must be approved by the audit committee prior to engagement, regardless of the service being requested and the amount, but subject to the restriction above.
Requests or applications for services that require specific separate approval by the audit committee are required to be submitted to the audit committee by both management and the independent accountants and must include a detailed description of the services to be provided and a joint statement confirming that the provision of the proposed services does not impair the independence of the independent accountants.
The audit committee has delegated the approval authority to the chairman of the Audit Committee,
Mr. Brian Connellan (and if he is unavailable, any audit committee member), provided the fee so approved is less than R1 million per service and the cumulative amount approved per annum does not exceed the guideline of 20% of the budgeted audit fees for the year. Mr. Connellan shall notify the Audit Committee of any such approvals at its next scheduled meeting. The audit committee does not delegate to management its responsibilities to approve services to be performed by the independent accountants.
No work was performed by persons other than the principal accountant’s employees on the principal accountant’s engagement to audit Sasol Limited’s financial statements for 2006.
Item 16D.
Exemptions from the listing standard for audit committees
Not applicable.

Item 16E.
Purchases of equity securities by the issuer and affiliated purchases
Total
Total number of
Maximum number
number
Average
shares purchased as
of shares that may
of shares
price paid
part of publicly
yet be purchased
Period
purchased
per share
announced programs
under the programs
For the year ended 30 June 2006
2005-07-01 to 2005-07-31
– – 60,111,477 7,263,266
2005-08-01 to 2005-08-31 – – 60,111,477 7,263,266
2005-09-01 to 2005-09-30 – – 60,111,477 7,263,266
2005-10-01 to 2005-10-31 – – 60,111,477 7,263,266
2005-11-01 to 2005-11-30 – – 60,111,477 7,263,266
2005-12-01 to 2005-12-05 – – 60,111,477 7,263,266
2005-12-06 to 2005-12-31 – – 60,111,477 –
2006-01-01 to 2006-01-31 – – 60,111,477 –
2006-02-01 to 2006-02-28 – – 60,111,477 –
2006-03-01 to 2006-03-31 – – 60,111,477 –
2006-04-01 to 2006-04-30 – – 60,111,477 –
2006-05-01 to 2006-05-31 – – 60,111,477 –
2006-06-01 to 2006-06-30 – – 60,111,477 –
a.
At each annual general meeting since 25 October 1999 until the meeting on 24 November 2004 the shareholders have authorized the directors to undertake a repurchase of issued securities limited to a maximum of 10% of the company’s issued securities at the time that the authority was granted. For more information on the general requirements for trading in own shares refer to “Item 10.B – Memorandum and
Articles of Association”.
b.
Any acquisition must not be made at a price more than 10% above the weighted average of the market value of the securities for the 5 business days immediately preceding the date of such acquisition.
c.
The authority granted to the directors to acquire the company’s issued securities was valid only until the company’s next annual general meeting which was held on 2 December 2005.
d.
The authorization given to the directors to undertake a repurchase of issued securities on 24 November
2004 limited to a maximum of 10% of the company’s issued securities at the time that the authority was granted, expired on 2 December 2005. In terms of the South African Companies Act, 1973, the authorization is only valid until the next annual general meeting following the grant of such a general approval.
e. No program was terminated prior to the expiration date.

PART III
ITEM 17.
FINANCIAL STATEMENTS
Sasol is furnishing financial statements pursuant to the instructions of Item 18 of Form 20-F.

ITEM 18.
FINANCIAL STATEMENTS
The following consolidated financial statements, together with the auditor’s report of KPMG Inc. are filed as part of this annual report on Form 20-F:
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED 30 JUNE 2006,
30 JUNE 2005 AND 30 JUNE 2004
Report of the Independent Registered Public Accounting Firm F–1
Consolidated Financial Statements
Income Statements F–2
Balance Sheets F–3
Statement of Changes in Shareholders’ Equity F–4
Statements of Cash Flows F–5
Statements of Comprehensive Income F–6
Notes to the Consolidated Financial Statements F–7
SUPPLEMENTARY OIL AND GAS INFORMATION (UNAUDITED)
G–1

F–1
Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders of Sasol Limited:
We have audited the accompanying consolidated balance sheets of Sasol Limited and its subsidiaries
(Group) as of 30 June 2006 and 30 June 2005, and the related consolidated income statements, statements of comprehensive income and changes in shareholders’ equity and cash flows for each of the years in the three-year period ended 30 June 2006. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
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
In our opinion, based on our audits, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sasol Limited and its subsidiaries as of 30 June 2006 and 30 June
2005, and the results of their operations and their cash flows for each of the years in the three-year period ended
30 June 2006, in conformity with US generally accepted accounting principles.
As discussed in note 2 to the consolidated financial statements, Sasol Limited changed its method of accounting for share-based payments.
/s/KPMG Inc.
Registered Accountants and Auditors
Johannesburg, South Africa
27 October 2006

F–2
Sasol Limited and its subsidiaries
Consolidated Income Statements
for the years ended
30 June
30 June
30 June
30 June
2006
2006
2005
2004
(US$ in
millions)*
(Rand in millions)
Note
(Unaudited)
Restated Restated
]
Continuing operations
Sale of products
7,816
60,639
49,830 42,823
Services rendered
100
776
533 505
Commission and marketing income
57
442
324 278
Turnover
7,973
61,857
50,687 43,606
Other operating income
26
205
223 166
Net foreign exchange gains/(losses)
24
189
148 (1,260)
Cost of sales
(3,734)
(28,970)
(25,112) (23,282)
Cost of services rendered
(86)
(666)
(524) (495)
Selling and distribution costs
(502)
(3,895)
(3,840) (3,824)
Administrative expenses
(522)
(4,051)
(3,811) (3,541)
Other operating expenses
(513)
(3,981)
(3,394) (2,824)
Operating costs and expenses
(5,357)
(41,563)
(36,681) (33,966)
Operating profit
5
2,666
20,688
14,377 8,546
Other income/(expenses)
Dividends received
1
9
13 6
Interest received
34
261
82 142
Finance costs
6
(26)
(203)
(180) (164)
Gain arising from issuance of subsidiary’s shares
4
–
–
–
108
Income before tax, earnings/(losses) of equity accounted investees and minority interests
2,675
20,755
14,292 8,638
Income tax
7
(832)
(6,452)
(4,886) (3,122)
Income before earnings/(losses) of equity accounted investees and minority interests
1,843
14,303
9,406 5,516
Earnings/(losses) of equity accounted investees
2
13
308 (48)
Minority interest
(20)
(157)
(103) (92)
Income from continuing operations
1,825
14,159
9,611 5,376
Discontinued operations
Net (loss)/income from discontinued operations (including fair value write-down), net of tax
12
(369)
(2,860)
108 (139)
Earnings attributable to shareholders
1,456
11,299
9,719 5,237
US$
Rand
Rand
Rand
Basic earnings/(loss) per share
2.35
18.22
15.83 8.58
from continuing operations
8
2.94
22.83
15.66 8.81
from discontinued operations
(0.59)
(4.61)
0.17 (0.23)
Diluted earnings/(loss) per share
2.31
17.93
15.65 8.54
from continuing operations
2.90
22.47
15.48 8.77
from discontinued operations
(0.59)
(4.54)
0.17 (0.23)
*
US dollar information has been presented for the year ended 30 June 2006 on an unaudited basis solely for the convenience of the reader and is computed at the noon buying rate for customs purposes of R7.76/US dollar, as reported by the
Federal Reserve Bank of New York on 29 September 2006.

Sasol Limited and its subsidiaries
Consolidated Balance Sheets
at
30 June
30 June
30 June
2006
2006
2005
(US$ in millions)*
(Rand in millions)
Note
(Unaudited)
Restated
Assets
Current assets
Cash and cash equivalents
9
362
2,808
2,350
Cash restricted for use
9
35
271
331
Trade receivables, other receivables and prepaid expenses
10
1,451
11,260
11,763
Short-term investment
9
72
–
Inventories
11
990
7,678
9,650
Assets held for sale
12
1,505
11,679
–
Deferred tax
7
34
267
154
Total current assets
4,386
34,035
24,248
Non-current assets
Investment in securities
13
51
392
395
Investments in equity accounted investees
14
1,058
8,207
5,431
Prepaid pension asset
21
62
485
618
Long-term receivables
100
773
616
Long-term prepaid expenses
7
58
107
Long-term financial assets
30
234
–
Goodwill and intangible assets
15
113
881
1,126
Property, plant and equipment
16
6,180
47,954
47,463
Deferred tax
7
112
869
424
Total non-current assets
7,713
59,853
56,180
Total assets
12,099
93,888
80,428
Liabilities and shareholders’ equity
Current liabilities
Bank overdraft
56
442
266
Trade payables
604
4,685
5,181
Accrued expenses and other obligations
17
695
5,391
5,216
Short-term debt
18
281
2,177
5,355
Income tax payable
238
1,844
686
Liabilities in disposal group held for sale
12
691
5,364
–
Deferred tax
7
35
270
196
Total current liabilities
2,600
20,173
16,900
Non-current liabilities
Long-term obligations, net of current portion
19
329
2,556
2,452
Long-term debt, net of current portion
20
1,371
10,640
9,938
Post-retirement healthcare benefits
21
369
2,862
2,771
Pension liability
21
111
863
1,262
Deferred tax
7
752
5,829
5,923
Total non-current liabilities
2,932
22,750
22,346
Total liabilities
5,532
42,923
39,246
Minority interests in consolidated subsidiaries
38
297
237
Shareholders’ equity
Stated share capital – 1,175,000,000 authorised ordinary shares of no par value.
682,978,425 shares (2005 – 676,877,125 shares) in issue and outstanding
23
569
4,414
3,814
Treasury shares – 60,111,477 shares (2005 – 60,111,477 shares)
23
(470)
(3,647)
(3,647)
Retained earnings
6,597
51,192
43,553
Accumulated other comprehensive loss
24
(167)
(1,291)
(2,775)
Total shareholders’ equity
6,529
50,668
40,945
Total liabilities and shareholders’ equity
12,099
93,888
80,428
Commitments and contingencies – refer note 22
*
US dollar information has been presented for the year ended 30 June 2006 on an unaudited basis solely for the convenience of the reader and is computed at the noon buying rate for customs purposes of R7.76/US dollar, as reported by the
Federal Reserve Bank of New York on 29 September 2006.
The accompanying notes form an integral part of these consolidated financial statements.
F–3

F–4
Sasol Limited and its subsidiaries
Consolidated Statement of Changes in Shareholders’ Equity
for the years ended 30 June 2006, 30 June 2005 and 30 June 2004
Common Stock
Number of
Accumulated
ordinary
Stated
other
Total
Total
shares
share
Treasury
Retained
comprehensive
shareholders’
shareholders’
issued
capital
shares
earnings
(loss)/income
equity
equity
(Rand in millions)
(US$ in millions)*
(Unaudited)
Balance as of 30 June 2003
668,798,425
2,842
(3,614)
34,470
(905)
32,793
Share-based payments – prior year adjustment – 269 – (269) – –
Balance as of 30 June 2003, as restated
668,798,425
3,111
(3,614)
34,201
(905)
32,793
Earnings attributable to shareholders – – – 5,237 – 5,237
Foreign currency translation adjustments, net of tax – – – – (1,084) (1,084)
Realized and unrealized holding losses from cash flow hedging activities, net of tax – – – – (1,086) (1,086)
Minimum pension liability adjustment, net of tax – – – – 335 335
Cash dividend payments – – – (2,748) – (2,748)
Share options exercised 2,473,000 109 – – – 109
Share-based payments – 146 – – – 146
Acquisition of treasury shares – – (33) – – (33)
Balance as of 30 June 2004, as restated
671,271,425
3,366
(3,647)
36,690
(2,740)
33,669
Earnings attributable to shareholders – – – 9,719 – 9,719
Foreign currency translation adjustments, net of tax – – – – 28 28
Realized and unrealized holding losses from cash flow hedging activities, net of tax – – – – 1 1
Minimum pension liability adjustment, net of tax – – – – (64) (64)
Cash dividend payments – – – (2,856) – (2,856)
Share options exercised 5,605,700 311 – – – 311
Share-based payments – 137 – – – 137
Balance as of 30 June 2005, as restated
676,877,125
3,814
(3,647)
43,553
(2,775)
40,945
5,276
Earnings attributable to shareholders
–
–
–
11,299
–
11,299
1,456
Foreign currency translation adjustments, net of tax
–
–
–
–
1,392
1,392
179
Realized and unrealized holding losses from cash flow hedging activities, net of tax
–
–
–
–
65
65
8
Minimum pension liability adjustment, net of tax
–
–
–
–
27
27
4
Cash dividend payments
–
–
–
(3,660)
–
(3,660)
(472)
Share options exercised
6,101,300
431
–
–
–
431
56
Share-based payments
–
169
–
–
–
169
22
Balance as of 30 June 2006
682,978,425
4,414
(3,647)
51,192
(1,291)
50,668
6,529
*
US dollar information has been presented for the year ended 30 June 2006 on an unaudited basis solely for the convenience of the reader and is computed at the noon buying rate for customs purposes of R7.76/US dollar, as reported by the Federal Reserve Bank of New York on 29 September 2006.
The accompanying notes form an integral part of these consolidated financial statements.

Sasol Limited and its subsidiaries
Consolidated Statements of Cash Flows
for the years ended
30 June
30 June
30 June
30 June
2006
2006
2005
2004
(US$ millions)*
(Rand in millions)
Note
(Unaudited)
Restated Restated
Cash receipts from customers
10,093
78,324
66,597
58,382
Cash paid to suppliers and employees
(6,973)
(54,109)
(48,729)
(44,543)
Net cash flow from operations
26
3,120
24,215
17,868
13,839
Interest received
38
294
116
183
Dividends received
27
21
161
61
37
Finance costs paid
(40)
(311)
(332)
(368)
Income tax paid
(707)
(5,484)
(3,616)
(4,005)
Net cash generated by operating activities
26
2,432
18,875
14,097
9,686
Purchase of property, plant and equipment
(1,251)
(9,703)
(10,157)
(8,671)
Purchase of intangible assets
(10)
(79)
(83)
(208)
Investments in equity accounted investees
(236)
(1,831)
(768)
(376)
Interest capitalized
(122)
(949)
(1,038)
(1,082)
Non-current assets sold
81
629
418
747
Acquisition of businesses, net of cash acquired
28.1
(33)
(259)
–
(247)
Disposal of businesses, net of cash disposed
28.2
76
587
(46)
254
Proceeds from insurance
5
40
159
–
(Increase)/decrease in investments
(14)
(108)
(19)
7
Increase in long-term receivables
(12)
(93)
(198)
(101)
Net cash utilized in investing activities
(1,516)
(11,766)
(11,732)
(9,677)
Share capital issued on exercising of share options
56
431
311
109
Acquistion of treasury stock
–
–
–
(33)
Dividends paid to minority shareholders
(9)
(73)
(60)
(200)
Dividends paid to shareholders
27
(472)
(3,660)
(2,856)
(2,748)
Contributions from minority shareholders
–
–
–
75
Proceeds from borrowings
237
1,840
5,911
11,932
Repayment of debt
(649)
(5,035)
(4,957)
(10,789)
Movement in bank overdraft
36
283
186
(75)
Net cash utilized in financing activities
(801)
(6,214)
(1,465)
(1,729)
Translation effects on cash and cash equivalents
of foreign entities
(7)
(53)
40
(77)
Net increase/(decrease) in cash and cash
equivalents
108
842
940
(1,797)
Cash and cash equivalents at beginning of year
303
2,350
1,410
3,207
Cash in disposal group held for sale
(49)
(384)
–
–
Cash and cash equivalents at end of year
362
2,808
2,350
1,410
*
US dollar information has been presented for the year ended 30 June 2006 on an unaudited basis solely for the convenience of the reader and is computed at the noon buying rate for customs purposes of R7.76/US dollar, as reported by the Federal Reserve Bank of New York on 29 September 2006.
The accompanying notes form an integral part of these consolidated financial statements.
F–5

F–6
Sasol Limited and its subsidiaries
Consolidated Statements of Comprehensive Income
for the years ended
30 June
30 June
30 June
30 June
2006
2006
2005
2004
(US$ in millions)*
(Rand in millions)
(Unaudited)
Comprehensive income
Earnings attributable to shareholders
1,456
11,299
9,719 5,237
Other comprehensive income/(loss) for the year
Translation of foreign operations with a functional
currency other than rand, net of tax of
negative R2 million (2005 – negative R1 million,
2004 – R5 million)
179
1,392
28 (1,084)
Realised and unrealised holding losses from
cash flow hedging activities, net of tax of
negative R70 million (2004 – negative
R38 million, 2004 – R164 million)
8
65
1 (1,086)
Minimum pension liability adjustment, net of
tax of negative R15 million (2005 – R38 million,
2004 – negative R168 million)
4
27
(64)
335
Net movement per statements of changes in
shareholders’ equity
191
1,484
(35)
(1,835)
Comprehensive income
1,647
12,783
9,684
3,402
*
US Dollar information has been presented for the year ended 30 June 2006 on an unaudited basis solely for the convenience of the reader and is computed at the noon buying rate for customs purposes of R7.76/US dollar, as reported by the Federal Reserve Bank of New York on 29 September 2006.
The accompanying notes form an integral part of these consolidated financial statements.

Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements
1.
Nature of business and organisation
Sasol is an integrated oil and gas company with complementary interests in coal, chemicals and the international development of synthetic-fuel ventures based on our proprietary Fischer-Tropsch (FT) technology.
We mine coal in South Africa and through Sasol Synfuels, we convert this coal, along with Mozambican natural gas, into fuels and chemical feedstock through our FT technology.
We have significant chemical manufacturing and marketing operations in South Africa, Europe, the United
States and Asia. Our chemical portfolios include monomers, polymers, solvents, co-monomers, waxes, phenolics, ammonia, fertilisers and commercial explosives.
In South Africa, we refine imported oil into liquid fuels and retail liquid fuels and lubricants produced in our refinery and by Sasol Synfuels through Sasol convenience centres and Exel service stations. We also wholesale fuels in South Africa and export fuels to sub-Saharan Africa. We produce oil in Gabon.
We produce gas in Mozambique for supply to customers and as feedstock for some of our South African fuel and chemical production.
Formed in 1950, we commenced FT-based production in 1955. We employ more than 31,000 people and remain one of South Africa’s largest investors in capital projects and skills training.
In 2003, Sasol determined that it would continue to grow its chemical business conditional upon projects leveraging its technology or securing integrated and highly cost-competitive feedstock positions. The Sasol
Olefins & Surfactants (O&S) business is only partially integrated upstream into feedstocks and has not adequately provided the integration benefits required. On 1 August 2005, Sasol announced that it was considering the divestment from its O&S business excluding its activities in comonomers subject to fair value being obtained. At 30 June 2006, the sales process was sufficiently advanced such that management believe that the business will be sold, as a going concern, within the next financial year.
With effect from 30 June 2006, the business has been classified as a disposal group held for sale and the results reported as discontinued operations.
The income statement has been restated for all periods to exclude O&S from continuing operations and report these results as a single line item. In the 2006 balance sheet the assets and liabilities of O&S have been classified as held for sale. The cash flow statement and 2005 balance sheet include both continuing and discontinued operations. On classification as held for sale, the net assets of the business were written down by
R3,1 billion to the estimated fair value less costs to sell.
Further detail is provided in note 12 of the financial statements.
2.
Significant accounting policies
The following accounting policies were applied by the group in the preparation of its consolidated financial statements at and for the financial years ended 30 June 2006, 30 June 2005 and 30 June 2004.
Basis of preparation
The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP).
Basis of consolidation
The group’s consolidated financial statements include the financial statements of the company, its subsidiaries and its investments in associates and joint ventures.
F–7

F–8
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
Sasol Italy SpA, a wholly owned and consolidated subsidiary (forming part of the O&S divesture group), has a statutory year end of 31 May and is included in the consolidated accounts up to that date. An adjustment to the Sasol Italy SpA financial statements to 30 June, the group’s year end, would not result in a material effect on reported balance sheets and income statements.
Investments in equity investees (associates and incorporated joint ventures)
Investments in associates
An associate is an entity other than a subsidiary in which the group has a material long-term interest and in respect of which the group has the ability to exercise significant influence over operational and financial policies, normally owning between 20% and 50% of the voting equity.
Investments in incorporated joint ventures
A joint venture is an entity in which the group holds a long-term interest and which is jointly controlled by the group and one or more external joint venture partners in terms of a contractual arrangement.
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
The exchange rates used in preparation of the consolidated financial statements were as follows:
Rate
30 June 2006
30 June 2005
30 June 2004
Rand/US dollar exchange rate Closing 7.17 6.67 6.21
Average 6.41 6.21 6.88
Rand/euro exchange rate Closing 9.17 8.06 7.57
Average 7.80 7.89 8.19
Foreign currency translation
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
On sale or partial disposal of an investment in a foreign operation, the related cumulative foreign currency translation included in other comprehensive income is recognized in the income statement.
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
Property, plant and equipment other than mineral and exploration assets is depreciated on the straight-line method over their estimated useful lives. A review of the useful lives of property, plant and equipment is performed at least annually. The depreciation rates applied are described in Note 16.
F–9

F–10
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
Asset retirement expenditure are recognized as liabilities and a corresponding amount is added to the carrying value of the asset and depreciated on a straight-line basis over the estimated useful lives of the assets.
Where asset retirement costs relate to mineral or exploration assets, the carrying amount is depreciated using the units-of-production method.
Assets leased under capital lease agreements are capitalized as property, plant and equipment with the equivalent amount being shown as a capital lease liability. The amount capitalized is the lower of the fair value of the leased asset and the present value of the minimum lease payments at the inception of the lease. Lease payments are allocated between capital repayments and interest payments. Interest is recognized in the income statement using the effective interest rate method. Capitalized leased assets are depreciated over the shorter of the lease period or the estimated useful life of the leased asset.
Mineral and exploration assets
Coal mining:
Coal mining exploration expenditure is expensed as incurred until completion of a feasibility study that has determined that a commercially minable deposit exists. Mining exploration expenditure incurred subsequent to proved and probable reserves being identified are capitalized.
Exploration and development expenditure in respect of producing mines or development properties is capitalized only when excavation or drilling has occurred to extend reserves or further delineate a reserve formation that has already been the subject of a feasibility study that has determined that a commercially minable deposit exists prior to these exploration expenditure being incurred. Exploration expenditure incurred to explore outside or around the commercially minable deposit for additional reserves are expensed.
Amortization of capitalized exploration and development expenditure is based on the units-of-production method using estimated proved and probable coal reserves. A unit is considered to be produced once it has been removed from underground and taken to the surface, passed the bunker and been transported by conveyor over the scale at the shaft head. Proved and probable reserves used for the amortization of life-of-mine assets are the total proved and probable reserves assigned to that specific mine (accessible reserves) or complex which benefit from the utilisation of those assets. Inaccessible reserves are excluded from the calculation.
Oil and gas:
The successful efforts method is used to account for oil and gas exploration activities.
Geological and geophysical expenditure relating to dry exploratory wells and the costs of carrying and retaining undeveloped properties are recognized in the income statement as incurred.
On completion of drilling, the group will be able to determine if an exploratory well may have found oil and gas reserves. The classification of these reserves as proved depends on whether major capital expenditure to develop the property can be justified as a result of sufficient quantities of additional reserves being identified.
Oil and gas reserves are classified as proved when, upon analysis of geologic and engineering data, it appears with reasonable certainty to be recoverable in the future from known oil and gas reservoirs under existing economic and operating conditions.

Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements (Continued)
2.
Significant accounting policies (Continued)
The cost of drilling exploratory wells is capitalized as an asset. The costs remain capitalized pending the determination of whether proved reserves have been found. The following conditions should be met for these costs to remain capitalized:
• sufficient quantity of reserves to justify the capital expenditure required for the completion of the well as a producing well;
• drilling of additional exploratory wells is under way or firmly planned for the near future; and
• sufficient progress is being made in assessing the reserves and the economic and operating viability of the project.
Progress in this regard is assessed to ensure sufficient justification for carrying these costs as an asset. If the above conditions are not met or if information is obtained that raises doubt about the economic or operating viability of the project, the costs would be recognized in the income statement.
Expenditure incurred to drill and equip development wells on proved properties are capitalized.
Amortization of capitalized exploration and development is based on the units-of-production method using estimated proved developed oil and gas reserves, on a field-by-field basis. Depletion, depreciation and amortization of property acquisition costs is determined using the units-of-production method over proved reserves, on a field-by-field basis.
Capitalization of interest costs
Interest costs are capitalized during the construction period of qualifying assets (an asset that necessarily takes a substantial period of time to get ready for its intended use or sale) and on the group’s investments in equity accounted investee’s while the investee has activities in progress necessary to commence its planned principal operations, provided that the equity accounted investee’s activities include the use of funds to construct qualifying assets for its operations. All other interest costs are expensed as incurred.
Goodwill and intangible assets
Goodwill
Goodwill is stated at cost and is not subject to amortization. Goodwill is tested for impairment at the reporting unit level on an annual basis on 31 March, or more frequently if the group believes indicators of impairment exist. The performance of the test involves a two step process. The first step of the impairment test involves comparing the fair value of the reporting unit with the reporting unit’s carrying amount, including goodwill. The fair value of the reporting unit is determined based on estimated future discounted cash flows. If the carrying amount of the reporting unit exceeds the reporting unit’s fair value, we perform the second step of the goodwill impairment test to determine the amount of the impairment necessary. The second step of the goodwill impairment test involves comparing the implied fair value of our reporting unit’s goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in the income statement.
F–11

F–12
Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements (Continued)
2.
Significant accounting policies (Continued)
Intangible assets
Amortizable intangible assets are stated at cost and are amortized over their respective estimated useful lives on a straight-line basis. Amortization rates are described in Note 15.
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
Patents and trademarks
Purchased patents and trademarks are capitalized and amortized on a straight-line basis over their estimated useful lives. Expenditure incurred to extend the life of patents or trademarks is capitalized and amortized over the remaining estimated useful life of the assets. All other expenditure is recognized in the income statement as incurred
Capitalized software
Purchased software and the direct costs associated with the customization and installation thereof are capitalized and amortized on a straight-line basis from the date of commissioning over its expected useful life.
Software development costs not qualifying for capitalization are recognized in the income statement as incurred.
Emission rights
Emission rights allowances granted by government or a government agency are recorded at fair value at the time of issue. Purchased emission rights are recorded at acquisition cost. The emission rights allowances are capitalized as indefinite life intangible assets.
Environmental and asset retirement obligations
An accrual for environmental remediation is recorded when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated. Expenditure related to environmental contamination treatment and cleanup is expensed.
Environmental expenditure is capitalized in recognition of legal asset retirement obligations resulting from the acquisition, construction and/or normal operation of a long-lived asset, following Statement of Financial
Accounting Standards No. 143, Accounting for asset retirement obligations (SFAS 143). The fair value of obligations relating to dismantling and restoring production sites, in accordance with regulatory requirements, is accrued as the obligation arises, if estimable, concurrent with the recognition of an increase in the related asset’s carrying value. The increase in the related asset’s carrying value is depreciated over the asset’s estimated useful life. Fair value is determined by discounting estimated future cash flows at a discount rate at the time of initial

Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements (Continued)
2.
Significant accounting policies (Continued)
recognition, which reflects the terms of the obligation adjusted for the entity’s credit risk. The discount associated with the liability is accreted as a charge to income over the period leading up to the expected timing of the cash flow. The dismantling and restoration costs will be recognized in the income statement over the life of the related assets and will be adjusted for changes resulting from the passage of time (accretion expense) and revisions to either the timing or amount of the original present value estimate.
The environmental and asset retirement obligations are based on best estimates of future expenditure using currently available technology and applying current regulations.
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
Issue of shares by a subsidiary
When a subsidiary issues additional shares to external parties and the issue price per share is more or less than the group’s average carrying amount per share, a gain or loss is recognized in the income statement in the period that the change of interest transaction occurs, as long as the transaction does not form part of a broader corporate re-organization of the group.
Investments in securities
Investments in marketable equity and debt securities are classified into one of three categories, namely held-to-maturity, available-for-sale, or trading securities.
Investments in debt securities that the group has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and stated at amortized cost in the balance sheet.
Marketable equity or debt securities not classified as either held-to-maturity or trading securities are classified as available-for-sale securities and stated at fair value, with changes in fair value, net of related taxes, included in other comprehensive income. If the investment is disposed of, the cumulative change in fair value in respect of that investment is recognized in the income statement. Unrealized losses, to the extent they arise from a decline in fair value that is assessed to be other than temporary, are recognized in the income statement.
Unlisted investments that are classified as available-for-sale securities, other than those accounted for under the equity method, are carried at cost.
The group had no trading securities at 30 June 2006 and 30 June 2005.
Purchases and sales of investments in securities are recorded on trade date. Realized gains and losses on disposal of investments in securities, other than trading securities are recognized in the income statement as incurred.
F–13

F–14
Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements (Continued)
2.
Significant accounting policies (Continued)
Impairment of long-lived assets
Long-lived assets, other than goodwill and intangible assets, including capitalized software, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. Recoverability of an asset or asset group is assessed by comparing the carrying amount of the asset or group of assets to the estimated future undiscounted net cash flows of the asset or asset group. If an asset or asset group is considered to be impaired, the impairment recognized is measured as the amount by which the carrying amount of the asset or asset group exceeds the discounted future cash flows expected to be derived from that asset or group of assets.
When the group decides to exit or sell a long-lived asset or group of assets and the asset or group of assets meets the requirements to be classified as assets held-for-sale, the carrying value of these assets is adjusted downward, if necessary, to the estimated sales price, less costs to sell and the long-lived asset or group of assets are reclassified as held-for-sale.
Inventories
Inventories are valued at the lower of cost and market value. Cost includes expenditure incurred in acquiring, manufacturing and transporting the inventory to its present location. Cost is determined as follows:
Crude oil and other raw materials First-in-first-out valuation method (FIFO)
Process, maintenance and other materials Weighted average purchase price
Work-in-progress
Material costs incurred and allocation of direct
labor and overheads
Manufactured products Manufacturing cost using FIFO
Consignment inventory Manufacturing cost using FIFO
Trade and other receivables
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
Comprehensive income
Comprehensive income represents changes in shareholders’ equity, net of tax, excluding investments by and distributions to shareholders. The group’s comprehensive income comprises attributable earnings, foreign currency translation adjustments, changes in the fair value of derivative instruments designated as cash flow hedges and minimum pension liability adjustments.

Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements (Continued)
2.
Significant accounting policies (Continued)
Dividends payable
Dividends payable are recognized as a liability when declared.
Income tax
Deferred income taxes
Income taxes are determined by applying the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases and operating loss and tax credit carry-
forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets are reduced by a valuation allowance to the amount that management believes is more likely than not to be realized.
Secondary Taxation on Companies (STC)
STC is a tax levied by the South African Revenue Service on dividends declared and becomes payable on declaration of a dividend by a South African entity. STC is recognized in the income statement when the related dividends are declared.
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
The group enters into exchange agreements with the same counterparties for the purchase and sale of inventory that are entered into in contemplation of one another. These transactions are combined and accounted for as a single exchange transaction. The exchange is recognized at the carrying amount of the inventory transferred.
Taxes assessed by a governmental authority that are directly imposed on our revenue-producing transactions which are collected from customers and remitted to the governmental authority are presented on a net basis (excluded from turnover) in the income statement.
Further descriptions of the recognition of turnover for the various reporting segments are included in
Note 3 – Segmental analysis.
F–15

F–16
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
Research and development expenditure
The costs of research and development expenditure are expensed as incurred.
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
The group uses derivative instruments to reduce its exposure to fluctuations in foreign currencies, interest rates, and commodity prices. The group does not deal in speculative trading of derivative instruments. The group designates certain foreign currency related derivative financial instruments which hedge exposure to variability in cash flows that are either attributable to a particular risk associated with a recognized asset or liability or a forecasted transaction, as cash flow hedges when such derivative instruments effectively meet pre-determined criteria. In instances where a derivative instrument is designated as a cash flow hedge, the effective part of any change in fair value of the derivative instrument is recognized in other comprehensive income in the statement of changes in shareholders’ equity. It is subsequently recognized in the income statement over the same period as the hedged item is recognized in the income statement. The ineffective part of any change in fair value is immediately recognized in the income statement.
All other derivative instruments are measured at fair value at each reporting date with the resulting change in fair value immediately recognized in the income statement. Further information on the group’s financial instruments is included in Note 25.
Employee benefits
Pension plans
The group operates defined benefit and defined contribution pension plans for its employees.
Contributions to defined contribution pension plans and pension expenses are recognized in the income statement as incurred.

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
The actuarial gains and losses, that emerge when individual plans’ performance differs from the assumptions made, are accumulated and amortized, over the future service lives of employees or the remaining life expectancy of inactive participants, if they exceed 10% of the greater of the projected benefit obligation or the market-related value of plan assets of the associated plan at the beginning of the year. Prior service costs or credits that arise from plan amendments are amortized by assigning an equal amount to each future period of service of each employee active at the date of the amendment who is expected to receive benefits under the plan.
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
The group records a non-cash charge to accumulated other comprehensive income to recognize any additional minimum pension liability in accordance with SFAS 87, which requires that a liability be recognized at year end in an amount equal to the amount by which the Accumulated Benefit Obligation (ABO) exceeds the fair value of the defined benefit pension plan assets. The additional minimum pension liability is recorded by recognizing an intangible asset to the extent of any unrecognized prior service costs and unrecognized transition obligations.
Post-retirement healthcare
Post-retirement healthcare expenses are calculated and recognized in the income statement in accordance with Statement of Financial Accounting Standards No. 106, Employers’ accounting for post-retirement benefits other than pensions (SFAS 106). The projected unit credit method is used to determine the accrued benefit obligations based on completed service. The post-retirement healthcare plans are unfunded.
Independent actuarial valuations are prepared annually using a market-related discount rate and an individual best-estimate approach for the other assumptions that are pertinent to valuing the accrued obligations.
The actuarial gains and losses that emerge when the plans’ experience differs from the assumptions made are recognized in the period in which they arise, as permitted by SFAS 106. Prior service costs or credits that arise from plan amendments are amortized by assigning an equal amount to each future period of service of each employee active at the date of the amendment that is expected to receive benefits under the plan.
The amount stated in the balance sheet will differ from the Accumulated Projected Benefit Obligation
(APBO) to the extent that there are unamortized prior service costs or credits.
F–17

F–18
Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements (Continued)
2.
Significant accounting policies (Continued)
Share-based payments
The Sasol Share Incentive Scheme allows certain senior group employees the option to acquire shares in
Sasol Limited over a prescribed period. The exercise price of these options equals the market price of the underlying shares on the trading day immediately preceding the granting of the option.
Effective 1 July 2005 the provisions of Statement of Financial Accounting Standards No. 123R, Share-
based payment (SFAS 123(R)), were adopted under the modified retrospective transition method for the Sasol
Share Incentive Scheme. The group applied the modified retrospective transition method of SFAS 123(R) by adjusting the financial results of prior periods to reflect the fair value method of expensing share-based payments for all awards which had not vested as at 1 July 2000, on a basis which is consistent with the pro-forma disclosures required for those periods in terms of SFAS 123. The group adopted the disclosure requirement of
SFAS 123 effective from 1 July 2000, upon listing on the NYSE and filing of its registration statement on 6 March 2003.
The group previously applied the intrinsic value-based method of accounting prescribed by Accounting
Principles Board Opinion No. 25, Accounting for stock issued to employees (APB 25), and related interpretations and disclosure requirements established by SFAS 123, Accounting for stock-based compensation, and SFAS 148,
Accounting for stock-based compensation–transition and disclosure–an amendment of FASB Statement No. 123.
Under the provisions of SFAS 123(R), share-based payments are measured at the grant date, based on the calculated fair value of the award, and recognized as an expense over the employee requisite service period
(generally the vesting period of the equity grant).
A description of the group share-based payment plan, information related to options granted under the plan and additional information on the adoption of SFAS 123(R) is provided in Note 23.

Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements (Continued)
2.
Significant accounting policies (Continued)
The table below presents a reconciliation of retained earnings, stated share capital, earnings attributable to shareholders, cost of sales, net (loss)/income from discontinued operations and earnings per share to the restated
results for the years ended:
Years ended
30 June
30 June
2005
2004
(Rand in millions)
Retained earnings as previously reported
44,011
37,080
Effect of change in method of accounting for share-based payment plan (458) (390)
Retained earnings, as restated
43,553
36,690
Stated share capital as previously reported
3,356
2,976
Effect of change in method of accounting for share-based payment plan 458 390
Stated share capital, as restated
3,814
3,366
Earnings attributable to shareholders as previously reported
9,787
5,358
Add: Share-based payment expense as prescribed under APB25 69 25
Deduct: Share-based payment expense as prescribed under SFAS 123 (R) (137) (146)
Earnings attribuatble to shareholders, as restated
9,719
5,237
Cost of sales before effect of change in accounting principle
(25,053)
(23,170)
Add: Share-based payment expense as prescribed under APB25 69 25
Deduct: Share-based payment expense as prescribed under SFAS 123 (R) (128) (137)
Cost of sales, as restated
(25,112)
(23,282)
Net (loss)/income from discontinued operations before effect of change in accounting principle
117
(130)
Effect of change in method of accounting for share-based payment plan (9) (9)
Net (loss)/income from discontinued operations, as restated
108
(139)
30 June
30 June
2005
2004
Rand
Rand
Earnings per share
Basic earnings per share
Earnings per share as previously reported
15.94
8.78
Effect of change in method of accounting for share-based payment plan (0.11) (0.20)
Earnings per share, as restated
15.83
8.58
Diluted earnings per share
Diluted earnings pe share as previously reported
15.76
8.74
Effect of change in mnethod of accounting for share-based payment plan
(0.11) (0.20)
Diluted earnings per share, as restated
15.65
8.54
There was no income tax recognised as a consequence of the share based payment plan.
F–19

F–20
Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements (Continued)
2.
Significant accounting policies (Continued)
Treasury shares
When Sasol Limited’s shares are repurchased the amount paid is recorded as a deduction from total shareholders’ equity in the statement of changes in shareholders’ equity.
Comparative information
Certain prior year balances have been reclassified to conform with the current year’s presentation.
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
Segmental reporting
The group’s primary reporting segments are:
• Sasol Mining
• Sasol Synfuels
• Sasol Oil (previously Sasol Liquid Fuels Business)
• Sasol Gas
• Sasol Synfuels International
• Sasol Polymers
• Sasol Solvents
• Sasol Olefins & Surfactants (discontinued operations)
• Classified as “Other Businesses” in the segment report:
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
Convenience translation to United States dollars
The functional currency of Sasol Limited and the reporting currency of the group is rand. This currency reflects the economic substance of the underlying events and circumstances of the group. Solely for the convenience of the reader, US dollar information has been presented on an unaudited basis for the 2006
Consolidated Income Statement, Consolidated Balance Sheet, Consolidated Statement of Changes in
Shareholders’ Equity, Consolidated Statement of Cash Flow, and Consolidated Statement of Comprehensive
Income. The convenience translation should not be construed as a representation that the rand amounts have been, could have been, or could in the future be, converted into US dollars at the noon buying rate for custom purposes as reported by the Federal Reserve Bank of New York.
Recent accounting pronouncements
The following recent accounting pronouncements which are applicable to the group have been issued by the FASB and have been adopted by the group during 2006:
Statement of Financial Accounting Standards No. 123R, Share-based payment (SFAS 123(R)), FSP FAS
123(R)-1, FSP FAS 123(R)-2, FSP FAS 123(R)-3 and FSP FAS 123(R)-4
The standard requires the measurement of the cost of employees services received in exchange for an award of equity instruments based on the grant-date fair value of the award. The cost will be recognized over the period during which the employees are required to provide service in exchange for the reward.
The group adopted SFAS 123(R) and the related FASB Staff Positions retrospectively from 1 July 2005 for all periods presented. The impact of adopting this standard is set out in these accounting policies.
Statement of Financial Accounting Standards No. 151, Inventory costs, an amendment of ARB No. 43,
Chapter 4 (SFAS 151)
In November 2004, the FASB issued SFAS 151 which amends the guidance in Accounting Research
Bulletin (ARB) No. 43, Chapter 4, “Inventory Pricing” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and spoilage. In addition, the standard requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities.
The group adopted SFAS 151 effective from 1 July 2005. The adoption of this standard did not have a material impact on the group’s results of operations, financial position or liquidity.
F–21

F–22
Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements (Continued)
2.
Significant accounting policies (Continued)
Statement of Financial Accounting Standards No. 153, Exchanges of nonmonetary assets, an amendment to
APB Opinion No. 29 (SFAS 153)
SFAS 153 amends APB Opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The standard requires nonmonetary exchanges to be accounted for at fair value of the assets exchanged, with gains and losses recognized, if the fair value is determinable and the transaction has commercial substance.
The group adopted SFAS 153 effective from 1 July 2005. The adoption of this standard did not have a material impact on the group’s results of operations, financial position or liquidity.
FASB Interpretation No. 47, Accounting for conditional asset retirement obligations, an interpretation of
FASB Statement No. 143 (FIN 47)
In March 2005, the FASB issued FIN 47, which is effective for the group from 1 July 2005. FIN 47 clarifies that the phrase “conditional asset retirement obligation,” as used in SFAS 143, refers to a legal obligation to perform an asset retirement activity for which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the company. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and/or method of settlement. Uncertainty about the timing and /or method of settlement of a conditional asset retirement obligation should be factored into the measurement of the liability when sufficient information exists.
It is acknowledged in SFAS143 that in certain cases, sufficient information may not be available to reasonably estimate the fair value of an asset retirement obligation. FIN 47 clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation.
There were no additional asset retirement obligations requiring recognition by the group as a result of the initial adoption of FIN 47 with effect from 1 July 2005.
EITF Issue 06-3, How taxes collected from customers and remitted to governmental authorities should be presented in the income statement (that is, gross versus net presentation) (EITF 06-3)
During its meeting in March 2006 the EITF reached tentative conclusion on how taxes, assessed by a governmental authority that is directly imposed on a revenue-producing transaction between a seller and a customer and collected from customers and remitted to governmental authorities, should be presented in the income statement. Taxes within EITF 06-3 can be presented either on a gross (included in revenues and costs) or a net (excluded from revenues) basis as provided in the entities accounting policy. For taxes that are reported on a gross basis disclosure should be provided of the amount of those taxes for each period for which an income statement is presented if those amounts are significant.
The group has adopted the guidance of EITF 06-3 and presents taxes within the scope on a net basis
(excluded from revenue). The EITF was considered in the presentation of the group financial statements. The adoption of this guidance had no impact on the group’s accounting policies.

Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements (Continued)
2.
Significant accounting policies (Continued)
EITF Issue 04-6, Accounting for stripping costs incurred during production in the mining industry
(EITF 04-6)
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
The group adopted EITF 04-6 effective from 1 July 2005. The adoption of this standard did not have a material impact on the group’s results of operations, financial position or liquidity or the group’s accounting policies.
EITF Issue No. 04-13, Accounting for purchases and sales of inventory with the same counterparty (EITF 04-13)
The EITF reached consensus on EITF 04-13 at its September 2005 meeting. This issue addresses when it is appropriate to measure purchases and sales of inventory at fair value and record the effect of this transaction in cost of sales and turnover and when these transactions should be recorded as exchanges measured at book value of the item sold. It was concluded that purchases and sales of inventory with the same counterparty that are entered into in contemplation of one another should be combined and recorded as exchanges measured at book value of the items sold.
The group adopted EITF 04-13 effective from 1 July 2005. The adoption of this standard did not have a material impact on the group’s results of operations, financial position or liquidity.
EITF Issue No. 03-13, Applying the conditions in Paragraph 42 of FASB Statement No. 144, Accounting for
the impairment or disposal of long-lived assets, in determining whether to report discontinued operations
(EITF 03-13)
In November 2004, the EITF reached a consensus on EITF 03-13 on evaluating whether the criteria in paragraph 42 of Statement of Financial Accounting Standards No. 144, Accounting for the impairment or disposal of long-lived assets, have been met for the purposes of classifying the results of operations of an entity that either has been disposed or classified as held for sale as discontinued operations.
The group adopted EITF 03-13 effective from 1 July 2005. The EITF was considered in the presentation of the group financial statements.
The following recent accounting pronouncements which are applicable to the group but not yet effective have been issued by the FASB and have not been adopted by the group:
FASB Interpretation No. 48, Accounting for uncertainty in income taxes–an interpretation of FASB
Statement No. 109 (FIN 48)
In July 2006, the FASB issued FIN 48 which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The evaluation of a tax position in accordance with this interpretation firstly requires the determination whether it is more likely than not that a tax position will be sustained upon examination, based on the technical merits of the position and secondly the position is measured to determine the amount of benefit to be recognized in the financial statements. The Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective in fiscal years beginning after 15 December 2006. The provisions of FIN 48 are to be applied to all tax positions upon initial adoption, with the cumulative effect adjustment reported as an adjustment to the opening balance of retained earnings.
F–23

F–24
Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements (Continued)
2.
Significant accounting policies (Continued)
The group is in the process of evaluating the impact of this pronouncement and it is believed that it will not have a material impact on our results of operations, financial position or liquidity.
FASB Staff Position No. FAS 13-1, Accounting for rental costs incurred during a construction period
(FSP No. 13-1)
In October 2005, the FASB issued FSP FAS 13-1 which addresses the accounting for rental costs associated with operating leases that are incurred during a construction period. The guidance requires rental costs associated with ground or building operating leases that are incurred during a construction period to be recognized as rental expense. The rental costs shall be included in income from continuing operations.
FSP FAS 13-1 is effective for reporting periods beginning after 15 December 2005 and will be adopted by the group in the year ended 30 June 2007.
The group is in the process of evaluating the impact of this pronouncement and it is believed that it will not have a material impact on our results of operations, financial position or liquidity.
FASB Staff Position No. FAS 115-1 and FAS 124-1, The meaning of other-than-temporary impairment and its application to certain investments (FSP FAS 115-1 and FAS 124-1)
In November 2005, the FASB issued FSP FAS 115-1 and FAS 124-1 providing guidance for the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. The guidance also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. FSP FAS 115-1 and FAS 124-1 is effective for reporting periods beginning after 15 December 2005 and will be adopted by the group in the year ended
30 June 2007.
The group is in the process of evaluating the impact of this pronouncement and it is believed that it will not have a material impact on our results of operations, financial position or liquidity.
FASB Staff Position No. FIN 46(R)-6, Determining the variability to be considered in applying
FASB Interpretation No. 46(R) (FSP FIN 46(R)-6)
In April 2006, the FASB issued FSP FIN 46(R)-6 to address how to determine the variability to be considered in applying FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest
Entities (FIN 46(R)). The variability to be considered in applying FIN 46(R) is based on an analysis of the design of the entity considering the nature of the risks in the entity, determining the purpose for which the entity was created and determining the variability the entity is designed to create and pass along to its interest holders.
FSP FIN 46(R)-6 is effective the first day of the first reporting period beginning after 15 June 2006.
The group is evaluating the impact of this statement and believes that it will not have a material impact on our results of operations, financial position or liquidity.

Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements (Continued)
2.
Significant accounting policies (Continued)
Statement of Financial Accounting Standards No. 158, Employers’ accounting for defined benefit and other postretirement plans, an amendment to FASB Statements No. 87, 88, 106 and 132(R) (SFAS 158)
On 29 September 2006, the FASB issued SFAS 158 which improves financial reporting by requiring an employer to recognize the over-funded or under-funded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. This statement also improves financial reporting by requiring an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. SFAS 158 requires a company to initially recognize the funded status of a defined benefit postretirement plan and to provide the required disclosures as of the end of the year ending after 15 December 2006. The requirement to measure plan assets and benefit obligations as of the date of the employer’s fiscal year-end is effective for years ending after 15 December 2008.
The group is in the process of evaluating the impact of this pronouncement on our results of operations, financial position or liquidity.
Staff Accounting Bulletin No. 108, Considering the effects of prior year misstatements when quantifying misstatements in current year financial statements (SAB108)
In September 2006, the SEC issued SAB 108. SAB 108 provides interpretive guidance on how the effects of prior-year uncorrected misstatements should be considered when quantifying misstatements in the curent year financial statements. SAB 108 requires registrants to quantify misstatements using both an income statement
(rollover) and balance sheet (iron curtain) approach and evalute whether either approach results in a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. If prior errors that have been previously considered immaterial now are considered material based on either approach, no restatement is required so long as management properly applied its previous approach and all relevant facts and circumstances were considered. If prior years are not restated, the cumulative effect adjustment is recorded in opening accumulated earnings (deficit) as of the beginning of the fiscal year of adoption. SAB 108 is effective for fiscal years ending on or after 15 November 2006, with earlier adoption encouraged. The group is currently in the process of assessing the impact the adoption of SAB 108 will have on its financial statements.
3.
Segmental analysis
Reporting segments
The group has eight main reportable segments that comprise the structure used by the Group Executive
Committee (GEC) to make key operating decisions and assess performance as noted in our significant accounting policies.
As a result of the intended sale of Sasol O&S, the chief operating decision maker (CODM) has elected to transfer the comonomers business, which does not form part of the divestiture group, to the solvents business unit. Comparative information has been restated accordingly.
The group’s reportable segments are operating segments that are differentiated by the activities that each undertakes and the products they manufacture and market. They are managed separately because each business utilizes different technology, manufacturing and marketing strategies.
The group evaluates the performance of its reportable segments based on operating profit. The group accounts for inter-segment sales and transfers as if the sales and transfers were entered into under the same terms and conditions as would have been entered into in a market related transaction.
F–25

F–26
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
The group is promoting and marketing its gas-to-liquids (GTL) technology for converting remote or flared natural gas into new-generation, low-emission GTL diesel, GTL naphtha and other products. It is envisaged that
Sasol Synfuels International (SSI) through the recent development of the GTL plants in Qatar and Nigeria would contribute significantly to the group results and will contribute to the growing of a global GTL business in the future. Consequently the chief operating decision maker has chosen to include SSI as a reportable operating segment. SSI did not meet any of the quantitative thresholds but has been considered reportable and has been separately disclosed in terms of SFAS 131, Disclosures about segments of an enterprise and related information, as the chief operating decision maker believes that the information about SSI would be useful to readers of the financial statements.
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
Sasol Mining sells coal under both long-term and short-term contracts at a price determinable from the agreements. Turnover is recognized upon delivery of the coal to the customer, which, in accordance with the related contract terms is the point at which the title and risks and rewards of ownership pass to the customer, prices are fixed or determinable and collectibility is reasonably assured. Shipping and handling costs are included in turnover when billed to customers in conjunction with the sale of the product.
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
Sasol Synfuels also provides chemical feedstock to, amongst others, Sasol Olefins & Surfactants, Sasol
Polymers and Sasol Solvents.

Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements (Continued)
3.
Segmental analysis (Continued)
Sasol Synfuels sells synfuels, chemical feedstock and industrial pipeline gas under contracts at prices determinable from the agreements. Turnover is recognized for the liquid fuel intermediates and petrochemicals when the title and risks and rewards of ownership pass to the customer, which is when the product has passed over the appropriate weigh bridge or flow meter, prices are fixed or determinable and collectibility is reasonably assured.
Sasol Oil
Sasol Oil is responsible for the group’s crude oil refining activities and for blending and marketing of all liquid fuels and lubricants.
Sasol Oil sells liquid fuels products under both short-term and long-term agreements for both retail sales and commercial sales including sales to other oil companies. The prices are regulated and fixed by South African law for retail sales, and the prices are fixed and determinable according to the specific contract with periodic price adjustments for commercial sales and sales to other oil companies. Laboratory tests of the fuel specifications and content are performed prior to delivery. Turnover is recognized under the following arrangements:
• Commercial sales transactions and sales to other oil companies: when product is delivered to the customer site, which is the point where the risks and rewards of ownership and title of the product transfer to the customer, and collectibility is reasonably assured.
• Dealer-owned supply agreements and franchise agreements: upon delivery of the product to the customer, which is the point where the risks and rewards of ownership of the product transfer to the customer. Title under these contracts is retained to enable recovery of the goods in the event of customer default on payment. The title to the goods does not enable the group to dispose of the product or rescind the transaction, and cannot prevent the customer from selling the product.
Turnover for the supply of fuel is based on measurement through a flow-meter into customers’ tanks.
Shipping and handling costs are included in turnover when billed to customers in conjunction with the sale of a product. The related costs of sales are recognized in the same period as the turnover.
Sasol Gas
Sasol Gas’ activities include the marketing of clean-burning pipeline gas sourced from Sasol Synfuels and natural gas from the Mozambican gas fields.
Sasol Gas sells gas under long-term contracts at a price determinable from the agreements. Turnover is recognized at the intake flange of the customer where it is metered, which is the point at which the title and risks and rewards of ownership passes to the customer, and where prices are determinable and collectibility is reasonably assured. Gas analysis and tests of the specifications and content are performed prior to delivery.
Transportation and handling costs are included in turnover when billed to customers in conjunction with the sale of a product. The related costs of sales are recognized in the same period as the turnover.
F–27

F–28
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
SSI is currently involved in the establishment of two GTL production facilities in Qatar and Nigeria and is conducting feasibility studies at various other locations around the world.
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
Sasol Olefins & Surfactants (discontinued operations)
Sasol Olefins & Surfactants manufactures and markets globally a diverse range of surfactants, surfactant intermediates, alcohols, monomers and inorganic speciality chemicals.

Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements (Continued)
3.
Segmental analysis (Continued)
The above chemical industry segments (Sasol Polymers, Sasol Solvents and Sasol Olefins & Surfactants)
sell much of their products under contracts at prices determinable from such agreements. Turnover is recognized upon delivery to the customer which in accordance with the related contract terms, is the point at which the title and risks and rewards of ownership transfer to the customer, prices are determinable and collectibility is reasonably assured. Turnover on consignment sales is recognized on consumption by the customer, when title and the risks and rewards of ownership pass to the customer, prices are determinable and collectibility is reasonably assured. Product quality is safeguarded through quality assurance programs. The date of delivery is determined in accordance with the contractual agreements entered into with customers which are briefly summarized as follows:
Delivery terms
Title and risks and rewards of ownership pass to the customer
Ex-Tank sales
When products are loaded into the customer’s vehicle or unloaded from the seller’s storage tanks.
Carriage Paid To (CPT)
On delivery of products to a specified location (main carriage is paid for by the seller).
Free on Board (FOB)
When products are loaded into the transport vehicle – customer is responsible for shipping and handling costs.
Cost Insurance Freight (CIF) and
Cost Freight Railage (CFR)
When products are loaded into the transport vehicle – seller is responsible for shipping and handling costs which are included in the selling price.
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
F–29

F–30
Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements (Continued)
3.
Segmental analysis (Continued)
The results of the reporting segments were as follows:
Year ended 30 June 2006
Year ended 30 June 2005
Year ended 30 June 2004
Inter-
Inter-
Inter-
Note
External
segment
Total
External
segment
Total
External
segment
Total
turnover turnover turnover turnover turnover turnover turnover turnover turnover
(Rand in millions)
Sasol Mining
1,517
3,949
5,466
1,471 3,744 5,215 1,083 4,161 5,244
Sasol Synfuels
915
24,734
25,649
820 17,864 18,684 1,329 14,664 15,993
Sasol Oil
32,243
544
32,787
23,525 187 23,712 18,554 297 18,851
Sasol Gas
1,663
1,546
3,209
1,408 996 2,404 1,389 133 1,522
Sasol Synfuels International
161
–
161
– – – 7 – 7
Sasol Polymers
7,537
102
7,639
7,199 83 7,282 6,576 86 6,662
Sasol Solvents
10,485
1,181
11,666
9,361 947 10,308 7,937 748 8,685
Other business
9,329
4,242
13,571
8,713 3,534 12,247 8,124 3,609 11,733
Total Segments – Continuing
operations
63,850
36,298
100,148
52,497 27,355 79,852 44,999 23,698 68,697
Elimination of intersegment
turnover
(36,298)
_______ _______ _______ (27,355) (23,698)
Total turnover
63,850
52,497 44,999
Reconciliation of segment
information to consolidated
financial statements
Adjustments:
Equity accounting and
reversal of proportionate
consolidation
1
(1,993)
(1,810) (1,659)
Entities previously not
consolidated
2
–
– 266
As reported in consolidated
income statements
61,857
50,687 43,606

Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements (Continued)
3.
Segmental analysis (Continued)
The results of the reporting segments were as follows (continued):
Year ended
Year ended
Year ended
30 June 2006
30 June 2005
30 June 2004
Operating
Operating
Operating
Note
profit/(loss)
profit/(loss)
profit/(loss)
(Rand in millions)
Sasol Mining
1,180
1,239 1,185
Sasol Synfuels
13,499
7,546 5,498
Sasol Oil
2,432
1,892 1,421
Sasol Gas
1,526
931 386
Sasol Synfuels International
(642)
(201) (140)
Sasol Polymers
822
1,475 1,021
Sasol Solvents
873
1,021 4
Other businesses
1,042
480 (239)
Total segments – Continuing operations
20,732
14,383 9,136
Reconciliation of segment information to
consolidated financial statements
Adjustments:
Equity accounting and reversal of proportionate
consolidation
1
(123)
(180) 56
Entities previously not consolidated
2
–
– 106
Business combinations
3
(15)
77 (151)
Research and development expensed
4
(60)
– –
Derivative instruments
5
(4)
(1) (12)
Foreign currency translation
6
–
(3) (253)
Impairment
7
36
375 83
Asset retirement obligations
8
134
(94) (23)
Gain arising from issuance of subsidiary’s shares
10
–
– (108)
Other
(12)
(180) (288)
As reported in consolidated income statements
20,688
14,377 8,546
F–31

F–32
Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements (Continued)
3.
Segmental analysis (Continued)
The results of the reporting segments were as follows (continued):
Year ended 30 June 2006
Year ended 30 June 2005
Year ended 30 June 2004
Cash flow information
Cash flow information
Cash flow information
Depreciation
Depreciation
Depreciation
Note
Additions
and
Additions
and
Additions
and
to PPE*
amortisation
to PPE*
amortisation
to PPE*
amortisation
(Rand in millions)
Sasol Mining
624
(546)
615 (506) 358 (567)
Sasol Synfuels
2,800
(661)
3,248 (560) 1,867 (1,154)
Sasol Oil
724
(463)
1,011 (399) 588 (369)
Sasol Gas
138
(258)
204 (222) 1,544 (78)
Sasol Synfuels International
1,735
(17)
1,246 (1) 1,690 (1)
Sasol Polymers
4,364
(404)
4,423 (284) 1,703 (485)
Sasol Solvents
1,037
(395)
493 (385) 1,336 (351)
Other businesses
612
(656)
602 (820) 1,436 (720)
Continuing operations
12,034
(3,400)
11,842 (3,177) 10,522 (3,725)
Discontinued operations –
Sasol Olefins & Surfactants
992
(768)
578 (832) 632 (1,296)
Total segments
13,026
(4,168)
12,420 (4,009) 11,154 (5,021)
Reconciliation of segment
information to consolidated
financial statements
Adjustments:
Equity accounting and reversal of
proportionate consolidation
1
(3,707)
169
(2,599) 174 (2,295) 141
Entities previously not consolidated
2
–
–
– – 179 (5)
Business combinations
3
–
80
– 102 – 30
Research and development expensed
4
(61)
37
(25) (38) (42) (3)
Derivative instruments
5
292
21
(205) 3 (66) 32
Impairment
7
–
(3)
– – – (4)
Asset retirement obligations
8
(26)
15
46 6 (11) 20
Capital leases
11
(56)
10
– 20 (8) (19)
Other
235
(83)
520 (6) (240) (36)
Discontinued operations
–
669
– 693 – 1,187
As reported in consolidated
financial statements
9,703
(3,253)
10,157 (3,055) 8,671 (3,678)
*Property, plant and equipment

Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements (Continued)
3.
Segmental analysis (Continued)
The assets and capital commitments of the reporting segments were as follows:
Year ended 30 June 2006
Year ended 30 June 2005
Year ended 30 June 2004
Note
Total
Capital
Total
Capital
Total
Capital
assets
commitments
assets
commitments
assets
commitments
(Rand in millions)
Sasol Mining
4,176
682
3,862 822 3,829 730
Sasol Synfuels
14,832
2,703
12,340 2,909 9,314 6,381
Sasol Oil
13,129
460
10,023 662 8,818 962
Sasol Gas
5,722
212
5,842 212 5,824 425
Sasol Synfuels International
9,320
4,110
6,076 5,990 2,955 5,482
Sasol Polymers
18,700
2,212
13,383 5,696 8,104 8,299
Sasol Solvents
12,625
1,411
11,285 1,304 7,062 1,754
Other businesses
11,723
2,076
11,089 1,041 11,057 514
Continuing operations
90,227
13,866
73,900 18,636 56,963 24,547
Discontinued operations –
Sasol Olefins & Surfactants
11,836
762
13,560 533 16,077 233
Total segments
102,063
14,628
87,460 19,169 73,040 24,780
Reconciliation of segment
information to consolidated
financial statements
Adjustments:
Equity accounting and reversal of
proportionate consolidation
1
(8,984)
–
(7,356) – (3,460) –
Entities previously not consolidated
2
–
–
– – – –
Business combinations
3
(1,248)
–
(1,263) – (633) –
Research and development expensed
4
(372)
–
(311) – (341) –
Derivative instruments
5
(732)
–
(201) – (791) –
Impairment
7
981
–
945 – 72 –
Pension asset
9
406
–
315 – 357 –
Capital leases
11
285
–
254 – 218 –
Deferred tax asset classificaton
12
1,136
–
578 – 267 –
Assets held for sale
13
(205)
–
– – – –
Unamortized borrowing costs
14
129
–
120 – 140 –
Other
429
–
(113) – (104) –
As reported in consolidated
financial statements
93,888
14,628
80,428 19,169 68,765 24,780
F–33

F–34
Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements (Continued)
3.
Segmental analysis (Continued)
Notes on the reconciliation of segment information to the consolidated financial statements
1.
Equity accounting and reversal of proportionate consolidation
For the years ended 30 June 2006, 30 June 2005 and 30 June 2004, proportionate consolidation is applied with respect to incorporated joint ventures for IFRS reporting purposes. Under US GAAP, the equity method of accounting is applied.
2.
Entities previously not consolidated
From 1 January 2004, Naledi Petroleum Holdings (Pty) Limited (NPH) was consolidated for both IFRS reporting purposes and for US GAAP. (See Note 4 Acquisitions for details relating to the acquisition of the remaining 75.63% of NPH).
3.
Business combinations
For the years ended 30 June 2006, 30 June 2005 and 30 June 2004, the timing of recording of certain fair value adjustments differs under US GAAP to those recorded for IFRS reporting purposes because transactions were not accounted for at the same effective date. This will have a continuing impact on depreciation of these items.
Also, for the year ended 30 June 2004, negative goodwill was recognized for IFRS reporting purposes and amortized over the remaining useful life of non-financial assets acquired. With effect from 1 July 2004, negative goodwill was written off against opening retained earnings. US GAAP requires that negative goodwill be allocated to reduce the amounts of certain non-financial assets acquired and any excess amount remaining is recognized as an extraordinary gain in the period that it arises.
4.
Research and development expensed
For the years ended 30 June 2006, 30 June 2005 and 30 June 2004, for IFRS reporting purposes, research costs are recognized in the income statement while certain development costs on capital projects are capitalized.
US GAAP requires that certain of these development costs be recognized in the income statement as incurred.
5.
Derivative instruments
For the years ended 30 June 2006, 30 June 2005 and 30 June 2004, all new derivative contracts entered into met the criteria for hedge accounting under both US GAAP and for IFRS reporting purposes.
All contracts entered into prior to 30 June 2002 (open forward exchange contracts) which still existed at 30 June 2006, 30 June 2005 and 30 June 2004 did not meet the hedge accounting criteria under US GAAP and as such hedge accounting was not applied.
For IFRS purposes, foreign currency exchange differences arising on cash flow hedge accounting are capitalized to property, plant and equipment. Under US GAAP, the translation gains and losses arising on cash flow hedge accounting are recognized in equity, and are amortized over the useful life of the underlying asset.
6.
Foreign currency translation
For the years ended 30 June 2005 and 30 June 2004, only one entity was accounted for differently for IFRS reporting purposes and under US GAAP. As a result the translation gains and losses arising on translation of monetary assets and liabilities of this entity were recognized in the income statement.

Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements (Continued)
3.
Segmental analysis (Continued)
7.
Impairment
For the years ended 30 June 2006, 30 June 2005 and 30 June 2004, the cumulative effect of impairment recognized for IFRS reporting purposes is reversed under US GAAP. For IFRS reporting purposes, property, plant and equipment is considered to be impaired when its carrying value exceeds the discounted estimated future cash flows, whereas under US GAAP an initial impairment review is required to be performed on an undiscounted basis.
8.
Asset retirement obligations
For the years ended 30 June 2006, 30 June 2005 and 30 June 2004, for IFRS reporting purposes asset retirement obligations are discounted at a risk free discount rate which is reassessed annually, whereas under
US GAAP, a credit adjusted rate is used for the entire period and not reassessed. Also, for IFRS reporting purposes, the accretion charge is recognized as an interest expense in the income statement in the year that it was incurred. Under US GAAP the accretion charge is recognized as an operating expense.
9.
Pension asset
For the years ended 30 June 2006, 30 June 2005 and 30 June 2004, for IFRS reporting purposes, any unamortized prior service cost is recognized in the income statement in the year that the obligation arose.
Under US GAAP, the unamortized prior service cost is recognized over the expected remaining working life of participants, or where almost all of the plans’ participants are inactive, the unamortized prior service cost is recognized over the remaining life expectancy of those participants.
10. Gain arising from issuance of subsidiary’s shares
For the year ended 30 June 2004, for IFRS reporting purposes, the gain arising from issuance of a subsidiary’s shares was reflected in operating income. Under US GAAP this gain has been reflected as non-
operating income.
11. Capital leases
Certain leases classified as operating leases for IFRS reporting purposes were classified as capital leases under US GAAP as they met the requirements for capitalization.
12. Deferred tax asset classification
For the years ended 30 June 2006, 30 June 2005 and 30 June 2004, for IFRS reporting purposes, total segment assets exclude deferred tax assets.
In addition, other reconciling differences arise as a result of the tax impact of certain other differences between amounts reported for IFRS reporting purposes and those under US GAAP.
13. Assets held for sale
For the year ended 30 June 2006, the asset values relating to the discontinued operation are different for
IFRS and US GAAP due to fair value adjustments made at acquisition date and different impairment values being recorded.
14. Unamortized borrowing costs
For the years ended 30 June 2006, 30 June 2005 and 30 June 2004, for IFRS reporting purposes, the costs associated with the arrangement of long-term debt financing are set-off against long-term debt.
Under US GAAP, these costs are reflected as prepaid expenses.
F–35

F–36
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
Income statement
Balance sheet
Turnover
Operating
Aditions to
Total
Capital
2006
(external)
profit/(loss)
PPE*
assets
commitments
(Rand in millions)
Germany
2,614
13
108
6,752
71
Italy
544
(83)
–
1,981
–
The Netherlands
1,211
152
–
655
31
Rest of Europe
3,911
501
5
3,785
–
Europe
8,280
583
113
13,173
102
Iran
86
24
1,590
4,124
1,190
Qatar
59
(104)
449
3,847
501
Rest of the Middle East and India
1,228
141
–
534
–
Middle East and India
1,373
61
2,039
8,505
1,691
Far East
1,491
10
–
1,110
–
United States of America
2,861
16
22
5,546
9
Rest of North America
171
4
–
206
–
North America
3,032
20
22
5,752
9
South America
504
30
–
223
–
Southeast Asia and Australasia
1,334
174
3
1,344
–
Mozambique
174
483
85
3,381
1,384
Nigeria
190
(6)
1,290
5,096
3,783
Other African Countries
4,627
788
102
920
107
Rest of Africa
4,991
1,265
1,477
9,397
5,274
Republic of South Africa
42,845
18,589
8,380
62,559
6,790
Total segments
63,850
20,732
12,034
102,063
13,866
* Property, plant and equipment

Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements (Continued)
Income statement
Balance sheet
Turnover
Operating
Aditions to
Total
Capital
2005
(external)
profit/(loss)
PPE*
assets
commitments
(Rand in millions)
Germany
2,423
252
89
5,848
69
Italy
584
177
–
3,861
–
The Netherlands
1,056
165
48
440
–
Rest of Europe
4,134
547
11
2,662
–
Europe
8,197
1,141
148
12,811
69
Iran
69
(19)
823
1,823
2,427
Qatar
41
127
872
2,633
1,503
Rest of the Middle East and India
987
139
–
482
–
Middle East and India
1,097
247
1,695
4,938
3,480
Far East
1,619
78
–
859
–
United States of America
2,089
84
13
6,665
14
Rest of North America
76
7
–
153
–
North America
2,165
91
13
6,818
14
South America
371
8
–
249
–
Southeast Asia and Australasia
1,294
85
3
1,456
–
Mozambique
44
75
87
3,970
427
Nigeria
116
29
460
1,964
5,076
Other African Countries
2,282
439
68
888
145
Rest of Africa
2,442
543
615
6,822
5,648
Republic of South Africa
35,312
12,190
9,368
53,507
9,425
Total segments
52,497
14,383
11,842
87,460
18,636
* Property, plant and equipment
F–37

F–38
Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements (Continued)
Income statement
Balance sheet
Turnover
Operating
Aditions to
Total
Capital
2004
(external)
profit/(loss)
PPE*
assets
commitments
(Rand in millions)
Germany
4,646                 81                  97
5,108                  34
Italy
–                   6                    –
3,302                   –
The Netherlands
–                 62
170
634
–
Rest of Europe
2,641
115
3
2,076
4
Europe
7,287
264               270
11,120
38
Iran
93                   2
474
711
2,819
Qatar
47
–             1,085
1,510             2,010
Rest of Middle East and India
993
96
1
358
–
Middle East and India
1,133
98
1,560
2,579
4,829
Far East
1,248
142
–
674
–
United States of America
1,628
17
9
5,944
15
Rest of North America
442
2
–
118
–
North America
2,070
19
9
6,062
15
South America
340
1
–
161
–
Southeast Asia and Australasia
1,093
42
34
1,456
–
Mozambique
32
(207)
1,021
4,220
305
Nigeria
155
28
593               844
3,472
Other African Countries
2,759
387
74
484
25
Rest of Africa
2,946
208
1,688
5,548
3,802
Republic of South Africa
28,882
8,362
6,961
45,440
15,863
Total segments
44,999
9,136
10,522
73,040
24,547
* Property, plant and equipment

Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements (Continued)
4.
Acquisitions and disposals of businesses
Acquisitions
2006 Acquisitions
In November 2005, Sasol Limited acquired the remaining share capital (2%) in Sasol Oil (Pty) Limited previously owned by minority shareholders through the Sizanani Trust for a consideration of R146 million.
In terms of a loan and security agreement concluded with Lux International Corporation during 2005, Sasol
Wax International AG obtained effective control of the business and therefore consolidated the entity from
January 2006.
The net effect at the dates of acquisition on the cash flow statement is a R147 million reduction in cash.
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
F–39

F–40
Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements (Continued)
Book value
Fair value
Total
% acquired
at acquisition
adjustments
fair value
75.63%
(Rand in millions)
Cash and cash equivalents 142 – 142 107
Accounts receivable, net of allowance for
doubtful accounts
305 – 305 231
Inventory 1 – 1 1
Current assets
448 – 448 339
Property, plant and equipment 91 162 253 191
Intangible assets – 558 558 422
Investments 40 9                 49 37
Long-term receivables 24 – 24 18
Deferred tax 7 – 7 5
Non-current assets
162 729 891 673
Total assets acquired
610 729 1,339           1,012
Current liabilities (544) – (544) (411)
Deferred tax – (167) (167) (127)
Long-term obligations – (162) (162) (123)
Total liabilities assumed
(544) (329) (873) (661)
Net assets acquired
66 400 466 351
Goodwill
18
Consideration paid
369
Other smaller acquisitions which were accounted for in accordance with the purchase method of accounting during the year ended 30 June 2004, were as follows:
With effect from 1 July 2003 Sasol Italy SpA (part of the Sasol Olefins & Surfactants divesture group)
acquired the remaining 48,05% shares in G.D. Portbury Limited (Dubai) trading as Sasol Gulf for a cash consideration of US$ 2.7 million (R17 million).
In December 2003, Sasol Chemical Industries Limited acquired the remaining 58% shares in ChemCity
(Pty) Limited for a consideration of R22 million, net of cash acquired of R16 million.
Disposals
2006 Disposals
On 1 July 2005, a 25% interest in Republic of Mozambique Pipeline Investments Company (Pty) Limited
was sold to iGas Limited for a consideration of R595 million. The group recorded a profit on disposal of R269 million.
Other smaller disposals relating to liquidations of dormant companies amounting to R7 million loss on disposal, was also recognized during the year ended 30 June 2006.

Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements (Continued)
2005 Disposals
On 1 March 2005, Sasol Wax International AG underwent a restructuring whereby the entity disposed of its investment in Euro Schumann Sasol Wax GmbH and simultaneously acquired a 100% investment in Sasol Wax
Danmark APS and a 31.25% direct interest in Paramelt RMC BV.
Prior to the transaction Sasol Wax International AG held an effective 31.875% interest in Paramelt, hence resulting in a 0.625% dilution of their shareholding in Paramelt and net cash disposed of R47 million.
The restructuring was a non-monetary fair value transaction and was accounted for as a share-for-share exchange, hence there was no gain or loss recognized.
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
F–41

F–42
Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements (Continued)
5.
Operating profit
Operating profit is stated after taking into account:
30 June
30 June
30 June
2006
2005
2004
(Rand in millions)
Amortization of intangible assets
263
300 430
Depreciation of property, plant
and equipment (including capitalized leases)
2,990
2,755 3,248
– Mineral assets
770
562 464
– Buildings
98
85 81
– Plant, equipment and vehicles
2,122
2,108 2,703
Exploration costs written off
124
121 223
Effect of the crude oil hedging
93
1,158 (36)
– effect of crude oil swap – 1,147 –
– revaluation of crude oil derivative instruments
93
11 (36)
Loss/(gain) on disposal of non-current assets
50
(7) (202)
Loss on scrapping of property, plant and equipment
264
250 22
Gain on disposal of businesses
(262)
(9) (50)
(Gain)/loss on disposal of equity accounted investees – (31) 27
Impairment of
– Investment in Black Top Holdings (Pty) Limited – 35 –
– Property, plant and equipment
98
134 174
– Goodwill and intangible assets
21
13 26
– Investment in securities – 2 5
Operating lease rentals
– Equipment
208
107 81
– Buildings
62
75 43
Research and development expenditure
277
188 358
Restructuring charges – 12 –
Technical fees
311
285 237
Write down of inventory to market value
119
33 60
6.
Finance costs
30 June
30 June
30 June
2006
2005
2004
(Rand in millions)
Interest costs incurred
1,152
1,208 1,235
Less: amounts capitalized
(949)
(1,028) (1,071)
203
180 164
Amounts capitalized to:
Property, plant and equipment
(587)
(592) (739)
Equity accounted investees
(362)
(436) (332)
(949)
(1,028) (1,071)

Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements (Continued)
7.
Income tax
30 June
30 June 30 June
2006
2005 2004
(Rand in millions)
Income/(loss) before tax
South Africa
19,396
13,432
9,721
Foreign
1,359
860
(1,083)
20,755
14,292
8,638
Income tax expense from continuing operations
Current tax
– South African normal tax
(5,607)
(3,325)
(2,842)
– Secondary tax on companies (STC)
(551)
(375)
(343)
– Foreign
(386)
(420)
(158)
Total current tax
(6,544)
(4,120)
(3,343)
Deferred tax
– South African
(123)
(693)
202
– Foreign
215
(73)
19
Total deferred tax income/(expense)
92
(766)
221
Income tax expense for the year
(6,452)
(4,886)
(3,122)
Total income tax expense differs from the amount computed by applying the South African normal tax rate to income from continuing operations before tax. The reasons for these differences are as follows:
30 June
30 June 30 June
2006
2005 2004
Reconciliation of tax rate
%
%
%
South African normal tax rate
29.0
30.0
30.0
Increase in rate of tax due to:
– STC
2.6
2.6 4.0
– Different foreign tax rates
–
0.1
–
– Prior year adjustments
0.2
0.6
–
– Disallowed expenditure
1.7
2.6
3.6
33.5
35.9
37.6
Decrease in rate of tax due to:
– Prior year adjustments
–
–
(0.8)
– Different foreign tax rates
(0.2)
–
–
– Exempt income
(0.9)
(1.4)
(0.7)
– Investment incentive allowance
–
(0.3)
–
– Change in tax rate
(1.3)
–
–
Effective tax rate
31.1
34.2
36.1
F–43

F–44
Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements (Continued)
The tax effects of temporary differences comprising the net deferred tax liability are as follows:
30 June
30 June
2006
2005
(Rand in millions)
Deferred tax assets
Current assets
284
187
Goodwill and intangible assets
51
142
Property, plant and equipment
94
89
Long-term obligations
1,830
1,730
Long-term debt
101
104
Calculated tax losses carried forward
1,290
1,724
Other
354
144
4,004
4,120
Less: valuation allowance
(307)
(671)
Total deferred tax assets
3,697
3,449
Deferred tax liabilities
Current assets
(428)
(755)
Investments in securities
(390)
(76)
Goodwill and intangible assets
(115)
(157)
Property, plant and equipment
(7,470)
(7,781)
Other
(257)
(221)
Total deferred tax liabilities
(8,660)
(8,990)
Net deferred tax liability
(4,963)
(5,541)
The net deferred tax liability has been classified in the consolidated balance sheet as follows:
30 June
30 June
2006
2005
(Rand in millions)
Current deferred tax asset
267
154
Non-current deferred tax asset
869
424
Current deferred tax liability
(270)
(196)
Non-current deferred tax liability
(5,829)
(5,923)
(4,963)
(5,541)
South Africa
(4,660)
(4,804)
Germany
439
(360)
Italy
6
13
United States of America
(460)
(441)
Rest of the world
(288)
51
(4,963)
(5,541)
At 30 June 2006, the group had unutilized calculated tax losses carried forward of approximately
R5,690 million, of which R32 million will expire in 2013, R135 million between 2020 and 2026, and
R5,523 million can be carried forward indefinitely. A portion of the calculated tax losses carried forward may be subject to various statutory limitations as to its usage in the event of significant changes in ownership or change in principal operating activity of the entity.

Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements (Continued)
Unutilized calculated tax losses carried forward relating to the discontinued operation as at 30 June 2006 amounted to R1,736 million.
Due to the uncertainty surrounding the realisation and timing of realisation of the deferred tax assets per jurisdictional area, the group has recorded a valuation allowance from continuing operations of R307 million
(2005 – R671 million, 2004 – R414 million). R433 million of the valuation allowance relating to O&S was transferred to discontinued operations. The net change in the total valuation allowance for continuing operations during 2006 was an increase of R69 million. In 2005 and 2004, the net change in the valuation allowance was
R257 million and R65 million respectively.
At 30 June 2006, management believes it is more likely than not that the deferred tax assets, net of existing valuation allowances will be realized.
If tax benefits are recognized in the future through a reduction of the valuation allowance, Rnil million
(2005 – R57 million, 2004 – R59 million) of such benefits will reduce intangible assets.
Unremitted earnings of foreign subsidiaries and foreign corporate joint ventures
No provision has been made for South African income tax or foreign tax that may result from future remittances of undistributed earnings of foreign subsidiaries or foreign corporate joint ventures because it is expected that such earnings will be permanently reinvested in these foreign entities. The distribution of these undistributed earnings of R3,787 million (2005 – R1,539 million, 2004 – R1,010 million) by these entities would result in income and foreign withholding taxes of approximately R51 million (2005 – R80 million,
2004 – R55 million).
Secondary taxation on companies (STC)
STC is a tax levied on South African companies at a rate of 12.5% of dividends distributed. However, in the case of companies liquidated, STC is only payable on undistributed earnings earned after 1 April 1993.
STC is not included in the computation of deferred tax or the South African normal tax charge.
On declaration of a dividend, the company includes the tax of 12.5% on this dividend in its computation of the income tax expense in the period of such declaration.
If the group distributed all of its undistributed retained earnings, of which R45,226 million (2005 –
R45,240 million, 2004 – R38,163 million) would be subject to STC, the group would have to pay additional taxes of R6,275 million (2005 – R5,027 million, 2004 – R4,240 million). If all the earnings attributable to shareholders for the year ended 30 June 2006 were distributed, the additional estimated STC charge would be
R732 million (2005 – R789 million, 2004 – R478 million). The group expects that R1,877 million undistributed earnings earned before 1 April 1993 of two dormant companies could be distributed without being subject to
STC of R209 million.
At 30 June 2006, the group had R851 million STC credits available for set-off against future dividends declared (2005 – R67 million, 2004 – R76 million).
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
F–45

F–46
Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements (Continued)
Year ended 30 June 2005
As reported
As adjusted
Change
(Rand in millions)
Balance sheet
Income tax payable
(686) (574) (112)
Net deferred tax liability (5,541) (5,380) (161)
Income statement
Income tax
(4,886) (4,615) (271)
Earnings of equity accounted investees 308 313 (5)
Minority interest (103) (107) 4
Earnings attributable to shareholders 9,719 9,991 (272)
Earnings per share
(Rands)
Basic 15.83 16.27 (0.44)
Diluted 15.65 16.08 (0.43)
8.
Earnings per share
Basic earnings per share is computed by dividing earnings attributable to shareholders by the weighted average number of ordinary shares outstanding for the period. Diluted earnings per share reflect the potential dilution that could occur if all of the group’s outstanding share options, to the extent that the effect would be dilutive, were exercised.
No adjustments were made to reported earnings attributable to shareholders in the computation of earnings per share.
The following table reconciles the weighted average number of ordinary shares used in calculating basic earnings per share to the diluted weighted average number of shares used in the calculation of diluted earnings per share:
30 June
30 June
30 June
2006
2005
2004
(Rand in millions)
Earnings attributable to shareholders
Income from continuing operations
14,159
9,611 5,376
Discontinued operations
(2,860)
108 (139)
Earnings attributable to shareholders
11,299
9,719 5,237
Weighted average number of shares:
(Number of shares)
Net weighted average number of shares (in millions)
620.0
613.8 610.0
Potential dilutive effect of share options (in millions)
10.2
7.1 3.0
Diluted weighted average number of ordinary shares (in millions)
630.2
620.9 613.0

Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements (Continued)
9.
Cash and cash equivalents and cash restricted for use
Cash and cash equivalents
30 June
30 June
2006
2005
(Rand in millions)
Cash on hand and in bank
2,237
1,978
Short-term deposits
259
347
Foreign currency accounts
311
20
Other
1
5
2,808
2,350
Cash restricted for use
Customer foreign currency accounts to be used for designated reactor supply projects
129
–
Cell captive insurance companies
119
135
Collateral for bank guarantees
–
119
Cash held in trust
17
51
Other
6
26
271
331
Included in cash restricted for use are:
• Customer foreign currency accounts to be used for the construction of reactors where the contractor pays in advance. The cash can only be utilized for these designated reactor supply projects;
• Cell captive insurance companies funds of R119 million (2005 – R135 million) to which the group has restricted title. The funds are restricted solely to be utilized for insurance purposes;
• Cash deposits of R nil million (2005 – R119 million) serving as collateral for bank guarantees; and
• Cash held in trust of R17 million (2005 – R51 million) is restricted for use and is being held in escrow to fund statutory obligations for mining rehabilitation which is to take place during the year ending
30 June 2007.
F–47

F–48
Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements (Continued)
10.
Trade receivables, other receivables and prepaid expenses
30 June
30 June
2006
2005
(Rand in millions)
Trade receivables
7,036
8,285
Less: provision for doubtful debts
(147)
(200)
Net trade receivables
6,889
8,085
Duty at source debtors*
1,729
1,234
Value added tax
766
638
Amounts due from related parties
780
558
Insurance related receivables
192
282
Short-term receivables under derivative financial instruments
142
174
Prepaid expenses
109
126
Short-term portion of long-term receivables
25
38
Capital project related debtors
82
41
Other receivables
546
587
11,260
11,763
Roll forward of provision for doubtful debts
Balance at beginning of year
200
210
Charge for the year
33
88
Utilized during the year
(90)
(102)
Foreign currency translation
5
4
Disposal of businesses
9
–
Transferred to discontinued operations
(10)
–
Balance at end of year
147
200
* Duty at source debtors represents the amounts recoverable from customers as soon as the excise dutiable materials are moved from the refineries. The recoverable amounts are only recorded to the extent that the risks and rewards of ownership of the materials have been transferred.
11.
Inventories
30 June
30 June
2006
2005
(Rand in millions)
Crude oil and other raw materials
1,565
2,356
Process material
316
358
Maintenance and other materials
1,013
878
Work in process
181
151
Manufactured products
4,548
5,823
Consignment inventory
55
84
7,678
9,650
Roll forward of provision for inventory obsolescence
Balance at beginning of year
195
170
Charge for the year
70
71
Utilized during the year
(18)
(48)
Foreign currency translation
11
2
Acquisition of business
8
–
Transferred to discontinued operations
(94)
–
Balance at end of year
172
195
There were no inventories pledged as security for long-term debt at 30 June 2006 or 30 June 2005.

Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements (Continued)
12.
Discontinued operations
In 2003, Sasol determined that it would grow its chemical business conditional upon projects leveraging its technology or securing integrated and highly competitive feedstock positions. The Sasol Olefins & Surfactants
(O&S) business is only partially integrated upstream into feedstocks and has not adequately provided the integration benefits required.
On 1 August 2005, Sasol announced that it was considering the divestment from its O&S business excluding its activities in South Africa.
Management expects that the sale of the business will be completed before the end of the next financial year. An information memorandum was released during May 2006 and indicative bids received during
June 2006. The bids received on 31 August 2006 confirmed the valuation performed by management and the business was accordingly written down by R3,110 million before tax to its fair value less costs to sell.
30 June
2006
The disposal group includes the following asssets and liabilities
(Rand in millions)
Cash and cash equivalents
384
Cash restricted for use
116
Trade receivables, other receivables and prepaid expenses
3,524
Inventories
3,953
Investments in equity accounted investees
83
Prepaid pension asset
181
Long-term receivables
41
Goodwill and intangible assets
269
Property, plant and equipment
3,128
Assets held for sale
11,679
Bank overdraft
53
Trade payables
1,999
Accrued expenses and other obligations
1,163
Short-term debt
16
Income tax payable
1
Long-term obligations, net of current portion
438
Long-term debt, net of current portion
13
Long-term deferred income
28
Post-retirement healthcare benefits
384
Pension liability
630
Deferred tax
639
Liabilities in disposal group held for sale
5,364
F–49

F–50
Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements (Continued)
30 June
30 June
30 June
2006
2005
2004
(Rand in millions)
The results of operations of the O&S business were as follows
Sale of products
18,563
16,677 15,150
Services rendered
10
10 12
Commission and marketing income
36
53              40
Turnover
18,609
16,740 15,202
Other operating income
317
185 166
Net foreign exchange losses
(11)
(2) (6
Cost of sales
(17,228)
(15,085) (14,127)
Cost of services rendered
(5)
(6) (7)
Operating expenses
(4,459)
(1,344) (1,156)
Operating costs and expenses
(21,692)
(16,435) (15,290)
Operating (loss)/profit
(2,777)
488 72
Other income/(expenses)
Dividends received
–
10                8
Interest received
24
34 41
Finance costs
(108)
(152) (204)
(Loss)/income before tax, losses of equity accounted investees
(2,861)
380 (83)
Income tax
2
(271) (55)
(Loss)/income before losses of equity accounted investees
(2,859)
109 (138)
Losses of equity accounted investees
(1)
(1) (1)
Net (loss) /income from discontinued operations (including fair value write-down)
(2,860)
108 (139)
Included in the operating expenses of the O&S business are the following capital items
Impairment of assets
(131)
(84) (79)
Loss on disposal and scrapping of assets
(14)
(24) (15)
Fair value write-down allocated to
(3,110)
– –
– Property, plant and equipment
(2,991)
– Goodwill
(6)
– Intangible assets
(113)
(3,255)
(108) (94)
The cash flows attributable to O&S were as follows
Cash generated by operating activities
1,275
596 1,256
Cash utilized in investing activities
(980)
(554) (732)
Cash utilized in financing activities
(17)
(1,265) (1,219)

Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements (Continued)
13.
Investments in securities
Marketable equity and debt securities
Held-to-maturity investments at 30 June 2006 and 30 June 2005 consist of debt securities. There were no available-for-sale or trading securities at 30 June 2006 or 30 June 2005.
Held-to-maturity investments are held at amortized cost and all have maturity dates in excess of five years.
There were no changes in the classification of held to maturity investments from the time of purchase to 30 June 2006.
30 June 2006
30 June 2005
Amortised
Amortised
cost
Fair value
cost
Fair value
(Rand in millions)
Held-to-maturity investments
240
240
194               194
There were no unrealized gains/(losses) recognized for the year ended 30 June 2006 and 30 June 2005.
These investments are legally restricted for the purposes of the rehabilitation requirements incurred by
Sasol Mining.
Unlisted equity securities
The unlisted investments represent strategic investments of the group and are long-term in nature.
30 June
30 June
Holding
2006
Holding
2005
%
(Rand in
%
(Rand in
millions)
millions)
sEnergy Insurance Limited 6%
–
*
6%               67
Aetylen Rohrleitungsgesellschaft mbH & Co KG 17%
139
17% 122
Other – not considered significant in aggregate
13
12
Unlisted investments
152
201
Held-to-maturity investments
240
194
Total investments
392
395
* With effect from 15 May 2006, sEnergy Insurance Limited suspended its underwriting activities and is currently in the process of discharging its liabilities and settling all claims in full. The company will be liquidated. It is expected that Sasol’s initial investment in the company will be repaid within the next year, once this process has been completed. The amount has been classified as a short-term investment.
There were no impairments relating to investments for the year ended 30 June 2006.
For the year ended 30 June 2005, the group assessed the recoverability of its investments and determined that there was an impairment charge of R37 million of which R35 million is directly attributable to Black Top
Holdings (Pty) Limited.
F–51

F–52
Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements (Continued)
14.
Investments in equity accounted investees
At 30 June 2006, the group’s significant equity accounted investees and the group’s ownership interest in those equity accounted investees based on outstanding shares and the total carrying value were as follows:
30 June 2006
30 June 2005
Ownership
Carrying value
Ownership
Carrying value
%
(Rand in millions)
%
(Rand in millions)
Operational
*
Sasol Dia Acrylates South Africa (Pty)
Limited and Sasol Dia Acrylates (Pty)
Limited
50%-75%
1,168
50%-75% 1,182
Sasol – Huntsman GmbH and Co KG
50%
530
50% 107
Optimal Olefins Malaysia Sdn.Bhd
12%
424
12% 388
Petlin (Malaysia) Sdn. Bhn
40%
397
40% 271
Merisol LP
50%
321
50% 341
Paramelt RMC B.V.
31%
106
31% 92
Wesco China Limited
40%
99
40% 82
Tosas Holdings (Pty) Limited
70%
66
70% 52
Sasol Chevron Holdings Limited
50%
50
50% 122
FFS Refiners (Pty) Limited
49%
43
49% 41
Sasol Petroleum Mocambique Limitada
(Petromoc)
49%
10
49% 9
Developing
**
Arya Sasol Polymer Company
50%
1,985
50% 1,005
Escravos Gas-to-Liquids joint venture
37.5%
1,741
37.5% 772
Oryx Gas-to-Liquids Limited
49%
1,218
49% 849
Other – not considered signficant in
aggregate
49
118
8,207
5,431
*
Operational equity accounted investees refer to entities that have commenced their planned principal operations.
** Developing equity accounted investees are investments where the investees still have activities in progress that are necessary to commence their planned principal operations.
None of the group’s investments in equity accounted investees are publicly traded and therefore no quoted market prices are available to be disclosed.
During the year interest charges of R362 million (2005 – R436 million) were capitalized to the group’s investments in developing equity accounted investees while the investee had activities in progress necessary to commence its planned principal operations. The investees’ activities included the use of funds to construct qualifying assets for its operations.
The group’s share of undistributed retained gains of equity accounted investees approximates R69 million
(2005 – R345 million). The movement was primarily attributable to the Petlin, Optimal, and Sasol-Huntsman joint ventures. Included in the carrying value of equity accounted investees is goodwill of R213 million
(2005 – R196 million).
Sasol entered into shareholder agreements with the minority shareholders in Tosas Holdings (Pty) Limited that restricts Sasol’s ability to exercise control over the operations or assets due to certain approval or veto rights granted to those minority shareholders. The shareholder agreements entered into by Sasol provide the minority shareholders with substantive participating interests in the operations of this investee such that Sasol is precluded from exercising control.
Having limited control over the above equity accounted investee results in Sasol only being able to realize its gains by selling the investments. Although unlikely and contrary to Sasol’s strategy, such disposal would result in an insignificant amount of capital gains tax on recognized gains.

Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements (Continued)
Both Sasol Dia Acrylates South Africa (Pty) Limited and Sasol Dia Acrylates (Pty) Limited are structured so that substantially none of their activities either involve or are conducted on behalf of the reporting enterprise and its related parties as specified in FIN 46 (R). Hence Sasol has no ability to control these entities and does not substantially benefit from the shareholding, as the sales to Sasol are less than 30%. The shareholder agreements entered into by Sasol provide the other shareholder with equal substantive participating interests in the operations of this investee such that Sasol is precluded from exercising control.
Aggregated summarized financial information in respect of our GTL joint ventures (Escravos GTL and
Oryx GTL):
30 June
30 June
30 June
2006
2005
2004
(Rand in millions)
Current assets
1,054
240 –
Non-current assets
15,586
8,934 –
Total assets
16,640
9,174 –
Current liabilities
1,018
2,005 –
Non-current liabilities
10,068
5,756 –
Total liabilities
11,086
7,761 –
Turnover
–
– –
Operating profit
–
– –
Earnings attributable to shareholders
36
79                –
15.
Goodwill and intangible assets
Patents
and
Emission
Capitalised
Other
Goodwill
trademarks
rights
software
intangibles
Total
(Rand in millions)
Cost
Balance at 30 June 2004
363 384 – 1,089 422 2,258
Additions – 3 – 35 45 83
Transferred from property, plant and
equipment
– 2 – 53 67 122
Disposal of businesses (99) – – (5) – (104)
Disposals – (2) –              (42) (20) (64)
Impairment –                (3) –                (1) (9) (13)
Foreign currency translation 13 43 – 6 – 62
Balance at 30 June 2005
277
427
–
1,135
505
2,344
Additions
–
4             305               10
65             384
Transferred from/(to) property, plant
and equipment
–
16
–              74              (91)
(1)
Acquisition
of
businesses
6                 –                 –                 –
–
6
Disposals
–
(4)
–
(5)
(16)
(25)
Impairment
(9)
(3)
(101)
–                 –
(113)
from continuing operations
(3)
–
(18)
–
–
(21)
from discontinued operations
(6)
(3)
(83)
–
–
(92)
Fair value write-down
(6)
(113)
–
–
–
(119)
Transferred to discontinued operations
–
(289)
(162)
(194)
(57)
(702)
Foreign currency translation
5
80
–
15
131
231
Balance at 30 June 2006
273
118
42
1,035
537
2,005
F–53

F–54
Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements (Continued)
Patents
and
Emission
Capitalised
Other
Goodwill
trademarks
rights
software
intangibles
Total
(Rand in millions)
Amortization
Balance at 30 June 2004
78 191 – 608 55 932
Current year charge – 23 –             185             119 327
from continuing operations –               11 –             170             119             300
from discontinued operations –              12                  –               15 –              27
Transferred from property, plant and
equipment
–                –                  – 18 20 38
Disposals (88) (2) –             (42) (2) (134)
Foreign currency translation 10 41 – 4 – 55
Balance at 30 June 2005
–
253
–             773             192
1,218
Current year charge
–
28
–
185
82
295
from continuing operations
–
10
–             171
82
263
from discontinued operations
–
18                 –              14
–              32
Transferred from property, plant and
equipment
– –
–
4
1
5
Disposals
–
(2)
–              (4)
(16)
(22)
Transferred to discontinued
operations
–
(274)
–          (155)
(4)
(433)
Foreign currency translation
51
–
10
–
61
Balance at 30 June 2006
–
56
–             813            255
1,124
Net book value 2006
273
62
42
222

881
Net book value 2005 277 174 – 362 313 1,126

Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements (Continued)
The amortization rates of intangible assets, using the straight-line basis, are as follows:
Rates
Goodwill not subject to
amortization
Patents and trademarks 10-20%
Emission rights not subject to
amortization
Capitalized software 33%
Long-term customer contracts (included in other intangibles) 25%
For intangible assets subject to amortization, the estimated future aggregate amortization expense per annum is as follows:
30 June
30 June
2006
2005
(Rand in millions)
For the year ended 30 June
Within 1 year
197
284
1 – 2 years
126
254
2 – 3 years
85
119
3 – 4 years
55
80
4 – 5 years
43
54
More than 5 years
60
58
566
849
The realizability of intangible assets is evaluated at least annually to assess the recoverability of carrying amounts. The valuation is based on various analyzes including cash flow and profitability projections.
The valuation necessarily involves significant management judgment.
As a result of the group’s assessment of recoverability of its intangible assets at 30 June 2006, the group has determined that the net carrying value of certain of its intangible assets at 30 June 2006 has been impaired.
The impairment of R21 million from continuing operations recorded in the current year relates mainly to the decrease in the market price of emission rights compared to the price at which they were originally issued.
The recoverable amount of the emission rights reviewed for impairment is based on the current market value as listed on an international exchange.
Impairment relating to discontinued operations amounted to R92 million as at 30 June 2006, relating primarily to emission rights, mainly due to the decrease in the market price of emission rights compared to the price at which they were originally issued.
In June 2005, the impairment of R13 million related to intangible assets of which approximately R8 million is attributable to the Sasol Oil reporting segment for the impairment of certain service contracts.
F–55

F–56
Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements (Continued)
16.
Property, plant and equipment
30 June
30 June
2006
2005
(Rand in millions)
Land, buildings and improvements
2,873
3,143
Plant, equipment and vehicles
51,616
47,581
Mineral assets
8,644
7,871
Capital work in progress
10,760
11,367
Exploration assets
106
88
73,999
70,050
Less: accumulated depreciation
26,045
22,587
47,954
47,463
The depreciation rates applied are:
Buildings and improvements 2 – 5% straight line method
Plant, equipment and vehicles 4 – 33% straight line method
Mineral assets
Units of production method
based on life of related
reserve base
Land, exploration assets and capital work in process are not depreciated.
Assets with a carrying value of R839 million (2005 – R836 million) were held under capital leases and were included in plant, equipment and vehicles above. The cost of these assets amounted to R1,165 million and the accumulated depreciation thereon was R326 million as at 30 June 2006.
Included in the cost of property, plant and equipment are asset retirement costs capitalized of approximately R314 million (2005 – R209 million). These costs are capitalized to the cost of the asset and depreciated over its estimated useful life.
During the year, interest of R587 million (2005 – R592 million) was capitalized to property, plant and equipment. Included in the depreciation charge for the year is amortization relating to the capitalized interest of
R225 million (2005 – R190 million).
The carrying value of property, plant and equipment pledged as security for liabilities amounted to R4,985 million (2005 – R4,978 million). As at 30 June 2006, the carrying value of the secured debt, was
R3,441 million (2005 – R3,713 million).
Assets with an original cost of R4,870 million were fully depreciated as at 30 June 2006
(2005 – 7,724 million) but are still in use by the company and are included in plant, equipment and vehicles above. The group did not have any idle facilities as at 30 June 2006.
During the year ended 30 June 2005, the group reviewed the useful lives of its assets. This resulted in a reduction in the depreciation charge for continuing and discontinued operations when compared to the expected charge had no review been performed, of R1,547 million before tax. The tax effect amounted to R494 million with a resulting increase in earnings attributable to shareholders of R1,053 million or R1.69 per share.
Some of the significant impairments included in the impairment charge of R98 million for the year ended
30 June 2006 (2005 – R134 million) are impairments in the following business segments:

Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements (Continued)
Sasol Gas – R67 million
Egoli Pipeline – (South Africa) – In terms of a gas supply agreement with a supplier, a dedicated pipeline was built to supply hydrogen rich gas during a conversion project. Upon completion of the project, the pipeline had no strategic or commercial value; hence an impairment of R67 million has been recognized.
Sasol Wax – R17 million
Pass Christian Plant – (United States of America) – The Pass Christian plant in the USA was damaged by
Hurricane Katrina. Management does not intend to rebuild the facility and current plans are being made to sell the plant which was initiated before 31 March 2006. Accordingly an impairment charge of R17 million has been recognized.
17.
Accrued expenses and other obligations
30 June
30 June
2006
2005
(Rand in millions)
Employee related liabilities
1,233
1,213
Duty at source creditors
1,093
787
Short-term payables under derivative financial instruments
510
784
Insurance loss accrual
478
201
Amounts due to capital project related creditors
472
571
Short-term portion of long-term obligations (refer note 19)
427
450
Short-term obligations
413
287
Amounts due to related parties
243
156
Value added tax
238
132
Provision for bond interest
69
69
Amount due to RWE-DEA *
–
121
Audit fees
15
17
Short-term portion of post-retirement healthcare benefits (refer note 21)
–
31
Short-term portion of accrued pension liabilities (refer note 21)
5
16
Other payables
195
381
5,391
5,216
* Amount represents tax refund received by Sasol and due to RWE-DEA under the Asset and Share purchase agreement with RWE-DEA for the acquistion in 2001 of Condea.
18.
Short-term debt
30 June
30 June
2006
2005
(Rand in millions)
Commercial banking facilities
1,102
2,328
Commercial paper program
–
1,521
Revolving credit facility
487
663
Other
17
34
1,606
4,546
Short-term portion of long-term debt (refer note 20)
571
809
2,177
5,355
The weighted average interest rate of short-term debt for the year was approximately 6.1% (2005 – 7.9%).
F–57

F–58
Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements (Continued)
19.
Long-term obligations
Environmental
and asset
retirement
2006
obligations
Other
Total
(Rand in millions)
Balance at 1 July 2005
2,161
741
2,902
Charge for year
176
628
804
Utilized during year
(113)
(173)
(286)
Capitalized to property, plant and equipment
105
117
222
Reversal of unused amounts
(46)
(122)
(168)
Accretion
185
37
222
Effect of change in estimated future cash flows
(15)
–
(15)
Transferred to discontinued operation
(238)
(603)
(841)
Foreign currency translation
53
90
143
Balance at 30 June 2006
2,268
715
2,983
Less: short-term portion
275
152
427
Long-term obligations
1,993
563
2,556
Environmental
and asset
retirement
2005
obligations
Other
Total
(Rand in millions)
Balance at 1 July 2004 2,003 585 2,588
Charge for year 308 410 718
Utilized during year (182) (280) (462)
Capitalized to property, plant and equipment 84 – 84
Reversal of unused amounts (232) (22) (254)
Accretion 184 –         184
Effect of change in estimated future cash flows (26) – (26)
Foreign currency translation 22 48 70
Balance at 30 June 2005 2,161 741 2,902
Less: short-term portion
261 189 450
Long-term obligations 1,900 552 2,452
In accordance with SFAS 143, an asset retirement obligation is recognized when the obligation arises. The asset retirement obligation includes estimated costs for the rehabilitation of coal mining, gas and petrochemical sites.
The estimated value of dismantling and future asset removal costs is based on the remaining useful lives of the assets. During the year ended 30 June 2005, the group reviewed the useful lives of its assets. The effect of the increase in the useful lives during June 2005 had resulted in a decrease in the value of the obligation and has been accounted for as a reversal of unused amounts of R628 million.
The environmental and asset retirement obligations include an estimated cost for the rehabilitation of soil and groundwater contamination. Included in the environmental and asset retirement obligation is an amount accrued of approximately R395 million in respect of the costs of remediation of the contamination and similar environmental costs. The rehabilitation is usually only required when the site is vacated unless the contamination is likely to threaten the surrounding areas. In this case, any rehabilitation required to prevent such a threat to the surrounding area is initiated in collaboration with the relevant authorities.

Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements (Continued)
There is an ABSA Bank fixed deposit of R240 million (2005 – R194 million) included in Investments in securities (refer note 13) which is legally restricted for the purposes of the rehabilitation requirements incurred by Sasol Mining. The fair value of the investment is R240 million (2005 – R194 million). The carrying value of the obligation as at 30 June 2006 is R316 million (2005 – R303 million).
The group believes that, based on the current information available, any additional liability for the environmental and asset retirement obligations in excess of the amounts provided will not have a material adverse effect on its financial condition, liquidity or cash flow.
Other long-term obligations include liabilities in respect of long-term insurance related obligations, provisions against guarantees and long-term supply obligations.
20.
Long-term debt
30 June
30 June
Repayment terms
Collateral
Interest rate
2006
2005
(Rand in millions)
Collateralised loans
Repayable in semi-annual instalments   A pipeline asset with a carrying
Jibar
2,202
2,362
ending between June 2015 and value of R3,152 milllion +(0.4%-3%)
December 2017 (2005 – R3,409 million)
Repayable in monthly instalments Plant and equipment with a Jibar
1,202
1,302
until June 2015 carrying value of R1,721 million +(1.6%-3%)
(2005 – R1,463 million)
Repayable in equal semi-annual Mortgage over foreign plant with 4.3%-5.0%
37
31
instalments ending 31 March 2008 a book value of R112 million Fixed
(2005 – R106 million)
Settled during the financial year
–
18
Capital lease liabilities
Repayable in monthly instalments
Plant and equipment with a book Variable
687
590
over 20 to 30 years ending 2035
value of R687 million
(2005 – R590 million)
Repayable in equal monthly Building with a book value of 10.6%
207
205
instalments until June 2017 R131 million (2005 – R144 million)
Half yearly payments until April 2009   Building and equipment with a book 20.8%
39
52
value of R17 million
(2005 – R52 million)
Repayable in equal monthly Various Various
9
20
instalments until December 2015
Repayable in equal monthly
Computer equipment with a book value 7%-14%
10
63
instalments until April 2007 of R4 million (2005 – R57 million)
Repayable in equal monthly Computer equipment with a book value 12.2%-14%
5
10
instalments until January 2008 of R4 million (2005 – R9 million)
Redeemable preference shares
of subsidiariy
Settled during the financial year
Secured in terms of a put option against 6.8%-8.8%
–
117
the shareholders of National Petroleum
Refiners of South Africa (Pty) Limited
F–59

F–60
Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements (Continued)
30 June
30 June
Repayment terms
Interest rate
2006
2005
(Rand in millions)
Unsecured guaranteed registered notes
Repayable on maturity in June 2010
Repayable on 1 September 2007,
3.4% Fixed
2,750
2,419
interest is paid semi-annually in arrears
on 1 March and 1 September each year.
10.5% Fixed
2,000
1,993
Unsecured loans
Repayable in semi-annual instalments
8,0% – 8,9%
ending December 2015 Variable
777
603
Repayable in June 2013 Libor +0.13%
419
390
Loan from iGas (minority shareholder) –
300
–
in Republic of Mozambique Pipeline
Investments Company (Pty) Limited.
No fixed repayment terms.
Repayable in semi-annual instalments
ending January 2014
11,55% Fixed
272
262
Repayable in May 2008 Namibian
prime rate
146
146
No fixed terms of repayment 8% Fixed
79
63
Repayable in four equal annual
instalments until December 2006
2.2%
22
57
Repayable in December 2011 8.74% variable
19
28
Other Various
29
16
Total debt
11,211
10,747
Less: short-term portion
571
809
Long-term debt
10,640
9,938
The redeemable preference shares were issued by a subsidiary to finance specific projects. These preference shares were redeemed during the year. The redemption of these preference shares did not result in a change in control of the subsidiary and even if called upon the guarantees would have been redeemed in proportion to the existing shareholding. These preference shares did not result in the issue of shares of the holding company and as a result are classified as long-term debt instruments and the preference dividends are included in finance costs in the income statement.
The aggregate maturities of total long-term debt (including short-term portion) subsequent to 30 June 2006 and 30 June 2005, are as follows:
30 June
30 June
2006
2005
(Rand in millions)
Within 1 year
571
809
1 – 2 years
2,682
639
2 – 3 years
613
2,706
3 – 4 years
3,354
597
4 – 5 years
602
3,011
More than 5 years
3,389
2,985
Total debt
11,211
10,747

Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements (Continued)
21.
Pension and other post-retirement healthcare benefits
Years ended
30 June
30 June
2006
2005
Notes
(Rand in millions)
Post-retirement healthcare benefits 21.1
2,862
2,802
Less: short-term portion
– (31)
2,862
2,771
Pension liability
868
1,278
– funded 21.2.1
–
7
– unfunded  21.2.2
868
1,271
Less: short-term portion
(5)
(16)
863
1,262
Prepaid pension assets  21.2.1
485
618
Accrued pension liability 21.2.1
–
(7)
485
611
21.1
Post-retirement healthcare benefits
South Africa
The post-retirement benefit plan provides certain healthcare benefits to South African employees hired prior to 1 January 1998, who retire and satisfy the necessary requirements of the medical fund. Generally, healthcare coverage provides for a specified percentage of most healthcare expenses, subject to preset rules and maximum amounts. The cost of providing these benefits is shared with the retirees. The plan is unfunded.
North America
Certain other healthcare benefits are provided for employees hired in the United States of America.
Generally, healthcare coverage pays a specified percentage of most healthcare expenses, subject to preset maxima and reduced for payments made by Medicare. The cost of providing these benefits is shared with the retirees. The plan is also unfunded.
2006
2006
South Africa
North America
Last actuarial valuation
31 March 2006
30 June 2006
Full/interim valuation
Full
Full
Valuation method adopted
Projected unit credit
Projected unit credit
The weighted average assumptions used in calculating actuarial valuations:
South Africa
North America
30 June
30 June
30 June
30 June
2006
2005
2006
2005
Weighted average assumptions
Discount rate
8.0%
8.5%
6.0%
5.3%
Expected future salary increases
6.0%
5.5%
3.8%
3.8%
Expected future medical inflation
Initial
6.5%
6.5%
8.0%
9.0%
Ultimate
6.5%
6.5%
5.5%
5.5%
F–61

F–62
Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements (Continued)
South Africa
The assumed discount rate of 8.0% for the year ended 30 June 2006 represents a 50 basis point decrease from the 8.5% for the year ended 30 June 2005. This discount rate assumption is based on the discount yield on government stock which had a 7.3% yield for short duration and 7.5% yield at longer durations at the measurement rate.
North America
The assumed discount rate of 6.0% for the year ended 30 June 2006 represents a 70 basis point increase from the 5.3% for the year ended 30 June 2005. This discount rate assumption was determined by matching future pension benefit payments with expected future AA bond yields for the same periods.
Reconciliation of the funded status to amounts recognised in the consolidated balance sheets:
Post retirement healthcare
South Africa
North America
Total
30 June
30 June
30 June
30 June
30 June
30 June
2006
2005
2006
2005
2006
2005
(Rand in millions)
Amounts recognised in balance sheet consist of
Long-term portion
2,862
2,389
–
413
2,862
2,802
Short-term portion
–
–
–
(31)
–
(31)
Net liability recognised
2,862
2,389
–
382
2,862
2,771
Change in projected benefit obligation
Projected benefit obligation at beginning of year
2,389
2,124
413
347
2,802
2,471
Service cost
74
62
5
3
79
65
Interest cost
200
188
18
22
218
210
Net actuarial losses/(gains)
266
75
(26)
–
240
75
Benefits paid
(67)
(60)
(23)
(29)
(90)
(89)
Remeasurement
–
–
4
42
4
42
Foreign currency translation
–
–
19
28
19
28
Transferred to discontinued operations
–
–
(410)
–
(410)
–
Projected benefit obligation at end of year
2,862
2,389
–

2,862
2,802

Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements (Continued)
The net periodic post-retirement healthcare cost for the years ended 30 June 2006, 30 June 2005 and
30 June 2004 were as follows:
Post retirement healthcare
South Africa
North America
Total
30 June
30 June
30 June
30 June
30 June
30 June
30 June
30 June
30 June
2006
2005
2004
2006
2005
2004
2006
2005
2004
(Rand in millions)
Components of net post
retirement benefits cost
Service cost
74
62 58
5
3 5
79
65           63
Interest cost
200
188 182
18
22           22
218
210        204
Net actuarial loss/(gains)
266
75 38
(26)
–            –
240
75 38
Periodic benefit cost
540
325 278
(3)
25 27
537
350          305
Remeasurement
–
– 216
4
42          (4)
4
42          212
Net periodic benefit cost
540
325          494
1
67 23
541
392 517
Continuing operations
540
325 494
–
– –
540
325 494
Discontinued operations
–
–              –            1
67 23
1
67 23
The group expects the following benefit payments to be paid out of the plans for the years indicated.
The expected benefits are based on the same assumptions used to measure the group’s benefit obligation as at 30 June 2006 and include estimated future employee service.
South Africa
(Rand in
millions)
Within 1 year 71
1 – 2 years 79
2 – 3 years 87
3 – 4 years 97
4 – 5 years 108
More than 5 years 761
1,203
F–63

F–64
Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements (Continued)
Sensitivity analysis
Assumed healthcare cost trend rates have a significant effect on the amounts reported for the post-
retirement healthcare benefits. A one percentage-point change in assumed healthcare cost trend rates could have the following effect:
Post-retirement healthcare benefits
South Africa
Foreign
% Point
%Point
% Point
%Point
increase
decrease
increase
decrease
(Rand in millions)
2006
Effect on total service and interest cost components
68
(53)
–
–
Effect on accumulated post-retirement benefit obligations
547
(434)
–
–
2005
Effect on total service and interest cost components
59 (46) 4 (3)
Effect on accumulated post-retirement benefit obligations 451 (357) 41 (30)
2004
Effect on total service and interest cost components
55 (42) 4 (3)
Effect on accumulated post-retirement benefit obligations 403 (319) 44 (35)
21.2
Pension liability
Sasol Limited has defined benefit pension funds and defined contribution funds.
Contributions by the group, and in some cases the employees, are made for funds set up in South Africa and the United States of America, whilst no contributions are made by employees for plans established in other geographic areas.
Details of the principal defined benefit funds are set out below.
South African operations
Background
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
Contributions
Members of the defined benefit section are required to contribute to the fund at the rate of 7.5% of pensionable salary. Sasol (South African operations) meets the balance of the cost of providing benefits.
Company contributions are based on the results of the actuarial valuation of the fund in terms of South African legislation and are agreed to by Sasol Limited and the fund trustees.
Contributions for the defined contributions section are paid by the members and Sasol at fixed rates.

Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements (Continued)
Fund assets
The assets of the fund are held separately from those of the company in a trustee administered fund, registered in terms of the South African Pension Funds Act, 1956. Included in the Fund assets are 2,369,708
Sasol Limited shares valued at R652 million at year end (2005 – 2,369,708 shares at R428 million) purchased in terms of an approved investment strategy. The Fund received dividends on Sasol Limited shares of R14 million
(2005 – R11 million) during the year.
The pension charge for the year is determined in consultation with the fund’s independent actuary and is calculated using the same assumptions as those used at the last actuarial valuation of the fund. The fund assets have been valued at fair value.
Prepaid pension asset
In December 2001 the Pension Funds Second Amendment Act was promulgated. The Act generally provides for:
(i) the payment of enhanced benefits to former members and minimum pension increases for pensioners;
and
(ii) the apportionment of any actuarial surplus existing in the Fund, at the apportionment date, in an equitable manner between existing members including pensioners, former members and the employer in such proportions as the Trustees of the Fund shall determine.
In determining the prepayment asset of the Fund at 30 June 2002, management, in consultation with the
Fund’s independent actuary, calculated the potential cost of the payment of enhanced benefits to former members and minimum pension increases for pensioners. This resulted in a R478 million increase in the projected benefit obligation, which was disclosed as a plan amendment. The remaining unrecognized prior service cost related to the plan amendment has been included in the prepaid pension asset of the Fund at
30 June 2006.
Although the Sasol Pension Fund has a surplus, in terms of the final scheme apportionment that has been submitted to the South African Financial Services Board for their approval, the prepaid pension asset recognized has been limited. Only once approval has been obtained from the Financial Services Board will finality be achieved regarding the surplus that may be allocated to Sasol in terms of the scheme.
Other
A significant number of the employees are covered by union sponsored, collectively bargained, and in some cases, multi-employer defined contribution pension plans. Information from the administrators of these plans offering defined benefitsis not sufficient to permit the company to determine its share, if any, of any unfunded vested benefits.
Foreign operations
Pension coverage for employees of Sasol’s international operations is provided through separate plans. The group systematically provides for obligations under such plans as services are rendered by qualifying employees by depositing funds with Trustees for those plans operating in the United States of America, or by creation of accounting obligations for other plans.
F–65

F–66
Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements (Continued)
21.2.1
FUNDED PLANS
Valuation
The funding details of the individual funds based on the latest actuarial valuations were
2006
2006
South Africa
North America
Last actuarial valuation
31 March 2006
30 June 2006
Full/interim valuation
Full
Full
Market value of assets
R4,640 million
R703 million
Valuation method adopted
Projected unit credit
Projected unit credit
Value of fund assets/accrued benefits
1.3 times
1.1 times
Investment
Each of the pension fund assets are invested in a diversified range of equities, bonds, property and cash.
The broad proportions in each asset class at the measurement date was as follows
South
North
South
North
Asset classes
Africa
America
Africa
America
2006
2005
Equities %             %             %              %
– local
60
50
61 57
– foreign
8
16
7 8
Fixed interest
11
30
8 30
Property
15
–
16 –
Other
6
4
8 5
Total
100
100
100 100

Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements (Continued)
Investment strategy
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
The group targets the plan’s asset allocation within the following ranges within each asset class
South Africa
North America
Ranges
Ranges
Asset classes
Minimum
Maximum
Minimum
Maximum
Equities
– local
52% 60% 50% 75%
– foreign – 15% 0% 20%
Fixed interest 12% 15% 20% 40%
Property 10% 20% – –
Other – 8% – 10%
The trustees of the respective funds monitor investment performance and portfolio characteristics on a regular basis to ensure that managers are meeting expectations with respect to their investment approach. There are restrictions and controls placed on managers in this regard.
Principal actuarial assumptions
The weighted average assumptions used in calculating actuarial valuations of the principal pension plans were
Pension Benefits
South Africa
North America
30 June
30 June
30 June
30 June
2006
2005
2006
2005
Discount rate
8.0%
8.5%
6.0%
5.3%
Expected return on plan assets
8.5%
8.5%
7.5%
8.0%
Expected future salary increases
6.0%
5.5%
3.8%
3.8%
South Africa
The assumed discount rate of 8.0% for the year ended 30 June 2006 represents a 50 basis point decrease from the 8.5% for the year ended 30 June 2005. This discount rate assumption is based on the discount yield on government stock which had a 7.3% yield at short durations and 7.5% yield at longer durations at the measurement date.
F–67

F–68
Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements (Continued)
The expected long-term rate of return on assets assumption remained consistent at 8.5% for the year ended
30 June 2006. The assumption was supported by an analysis performed of the weighted average yield expected to be achieved with the anticipated make up of investments. In excess of 60% of the assets are invested in equities and the balance in lower yielding investments.
North America
The assumed discount rate of 6.0% for the year ended 30 June 2006 represents an increase from the 5.3%
for the year ended 30 June 2005. This discount rate assumption was determined by matching future pension benefit payments with expected future AA bond yields for the same periods.
The expected long-term rate of return on assets declined by 50 basis points to 7.5% for the year ended
30 June 2006. The assumption was supported by an analysis performed of the weighted average yield expected to be achieved with the anticipated make up of investments. The investment makeup is heavily weighted towards equities.
Contributions
Funding is based on actuarial determined contributions. The following table sets forth our projected voluntary pension contributions for the fiscal year 2007:
South
North
Africa
America
Projected
(Rand in millions)
Pension contributions 7 51
The accumulated benefit obligations for the year ended 30 June 2006 are:
South Africa
North America
Total
30 June
30 June
30 June
2006
2006
2006
(Rand in millions)
Accumulated benefit obligation 3,501 525 4,026

Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements (Continued)
Funding
Reconciliation of the funded status to amounts recognised in the consolidated balance sheets:
Pension Benefits
South Africa
North America
Total
30 June
30 June
30 June
30 June
30 June
30 June
2006
2005
2006
2005
2006
2005
(Rand in millions)
Funded status liability
1,058
721
–
(59)
1,058
662
– Projected benefit obligation
(3,582)
(2,519)
–
(649)
(3,582)
(3,168)
– Fair value of plan assets
4,640
3,240
–
590
4,640
3,830
Unrecognised actuarial losses/(gains)
(797)
(560)
–
227
(797)
(333)
Unrecognised prior service cost
224
282
–
–
224
282
Net asset/(liability) recognised
485
443
–
168
485
611
Amounts recognised in balance sheet
consist of:
Prepaid pension asset
485
443
–
175
485
618
Accrued pension liability
–
–
–
(7)
–
(7)
Net (asset)/liability recognised
485
443
–
168

F–69

F–70
Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements (Continued)
Reconciliation of the funded status to amounts recognised in the consolidated balance sheets.
Pension liability
South Africa
North America
Total
30 June
30 June
30 June
30 June
30 June
30 June
2006
2005
2006
2005
2006
2005
(Rand in millions)
Change in projected benefit obligation
Projected benefit obligation at beginning
of year
2,519
2,328
649
555
3,168
2,883
Service cost
5
5
28
21
33
26
Interest cost
206
202
48
40
254
242
Member contributions
2
2
–
–
2
2
Actuarial losses/(gains)
746
(271)
(65)
109
681
(162)
Benefits paid
(209)
(187)
(48)
(50)
(257)
(237)
Foreign currency translation
–
–
44
41
44
41
Settlements
–
–
–
(15)
–
(15)
Transfer from Defined Contribution Plan ^
313
440
–
–
313
440
Disposal*
–
–
–
(52)
–
(52)
Transferred to discontinued operations
–
–
(656)
–
(656)
–
Projected benefit obligation at end
of year
3,582
2,519
–
649
3,582
3,168
Change in fair value of plan assets
Fair value of plan assets at beginning
of year
3,240
2,279
590
514
3,830
2,793
Actual return on plan assets
1,290
702
71
31
1,361
733
Employer contributions
4
4
38
94
42
98
Plan participant contributions
2
2
–
–
2
2
Benefits paid
(209)
(187)
(48)
(50)
(257)
(237)
Foreign currency translation
–
–
52
38
52
38
Settlements
–
–
–
(15)
–
(15)
Transfer from Defined Contribution Plan ^
313
440
–
–
313
440
Disposal *
–
–
–
(22)
–
(22)
Transferred to discontinued operations
–
–
(703)
–
(703)
–
Fair value of plan assets at end of year
4,640
3,240
–
590
4,640
3,830
^ Amount represents retired employees who on retirement have elected to participate in the Defined Benefit Plan by purchasing a Defined Benefit Pension.
* During the year ended 30 June 2005, the Group restructured certain of its shareholdings in Sasol Wax International’s underling subsidiaries, thereby resulting in a dilution of its interest in Paramelt RMC B.V.
The entity is now equity accounted, hence the Funded Plan has been accounted for on the disposal line.

Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements (Continued)
The net periodic pension cost for the years ended 30 June 2006, 30 June 2005 and 30 June 2004 were as follows:
Pension Benefits
South Africa
North America
Total
30 June
30 June
30 June
30 June
30 June
30 June
30 June
30 June30 June
2006
2005
2004
2006
2005
2004
2006
2005
2004
(Rand in millions)
Components of net periodic pension
cost
Service cost
5
5
3
28
21
26
33
26
29
Interest
cost
206
202
231
48
40
39
254
242
270
Expected
return
on
plan
assets
(278)
(224)
(193)
(42)
(42)
(38)
(320)
(266)
(231)
Settlement
or
curtailment
cost
–
–
–
–
5
27
–
5
27
Amortisation of:
– Unrecognised
prior
service
cost
60
60
60
–
–
–
60
60
60
– Unrecognised
net
loss
(30)
–
39
17
5
12
(13)
5
51
Net periodic pension cost
(37)
43
140
51
29
66
14
72
206
Continuing
operations
(37)
43
140
–
–
–
(37)
43
140
Discontinued
operations
–
–
–
51
29
66
51
29
66
The group expects the following benefit payments to be paid out of the plans for the years indicated.
The expected benefits are based on the same assumptions used to measure the group’s benefit obligation as at 30 June 2006 and include estimated future employee service:
South Africa
(Rand in
millions)
Within 1 year 246
1 – 2 years 276
2 – 3 years 291
3 – 4 years 307
4 – 5 years 326
More than 5 years 1,954
3,400
F–71

F–72
Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements (Continued)
21.2.2
UNFUNDED PLANS
Valuation
Last actuarial valuation
30 June 2006
Full/interim valuation
Full
Valuation method adopted
Projected unit credit
Actuarial assumptions
The weighted average assumptions used in calculating actuarial valuations of the principal pension plans were:
Europe
30 June
30 June
2006
2005
Discount rate
4.5%
4.2%
Expected future salary increases
2.5%
2.0%
The assumed discount rate of 4.5% for the year ended 30 June 2006 represents a 30 basis point increase from 4.2% for the year ended 30 June 2005. This discount rate assumption is based on annuity insurance tariffs from a group of leading German insurers.
Funding
Europe
30 June
30 June
2006
2005
(Rand in millions)
Projected benefit obligation
1,055
1,489
Unrecognised actuarial losses
(223)
(320)
Unrecognised prior service cost
(4)
–
Minimum pension liability
40
102
Net liability recognized
868
1,271
Amounts recognised in balance sheet consist of
Accrued pension liabilities
Long-term portion
863
1,261
Short-term portion
5
10
Net liability recognized
868
1,271
Change in projected benefit obligation
Projected benefit obligation at beginning of year
1,489
1,103
Service cost
49
39
Interest cost
58
62
Actuarial (gains)/losses
12
236
Benefits paid
(35)
(32)
Foreign currency translation
206
86
Plan amendment
7
(5)
Transferred to discontinued operations
(731)
–
Projected benefit obligation at end of year
1,055
1,489

Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements (Continued)
30 June
30 June
30 June
2006
2005
2004
(Rand in millions)
Components of net periodic pension cost
Service cost
49
39 41
Interest cost
58
62 59
Amortisation of unrecognized actuarial loss
13
– –
Net periodic pension cost
120
101 100
Continuing operations
68
14 57
Discontinued operations
52
87 43
The group expects the following benefit payments to be paid out of the plans for the years indicated.
The expected benefits are based on the same assumptions used to measure the group’s benefit obligation as at 30 June 2006 and include estimated future employee service.
Europe
2006
(Rand in
millions)
Within 1 year
36
1 – 2 years
39
2 – 3 years
41
3 – 4 years
44
4 – 5 years
47
More than 5 years
251
458
22.
Commitments and contingencies
Lease and purchase commitments
The company and its subsidiaries occupy certain premises under leases which are classified as capital leases which expire at various dates until 2034. Olefins & Surfactants (discontinued operations) had various outstanding purchase commitments primarily for feedstock purchases. The commitments arise mainly from take-or-pay agreements. In general such commitments are at prices not in excess of current market prices.
F–73

F–74
Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements (Continued)
The group’s future minimum capital, operating lease payments and purchase commitments are as follows:
2006
Capital
Operating
Purchase
commitments
(Rand in millions)
Within 1 year
165
261
94
1 – 2 years
156
225
86
2 – 3 years
158
206
73
3 – 4 years
145
181
20
4 – 5 years
143
173
–
More than 5 years
1,015
1,326
–
Total minimum lease/purchase commitments
1,782
2,372
273
Less: amounts representing interest
(824)
–
–
From continuing operations
958
2,372
273
Discontinued operations
11
493
16,802
Total operations
969
2,865
17,075
Operating lease expense incurred from continuing operations amounted to R270 million
(2005– R182 million, 2004 – R124 million).
Operating lease expense incurred from discontinued operations amounted to R249 million
(2005– R231 million, 2004 – R180 million).
Capital commitments
Commitments are budgeted, approved and reported in terms of the management approach used for segmental reporting.
Contracted and authorized capital expenditure for property, plant and equipment and intangible assets for the group and its joint ventures are summarised below:
30 June
30 June
2006
2005
(Rand in millions)
Capital expenditure
Authorized and contracted for
28,060
26,679
Authorized but not yet contracted for
6,306
7,740
Authorized capital expenditure
34,366
34,419
Less: expenditure to date
(20,500)
(15,250)
Continuing operations
13,866
19,169
Discontinued operations
762
14,628
As of 30 June 2006, the group had authorized approximately R34 billion of group capital expenditure of which we had spent R20 billion up to 30 June 2006. Of the unspent capital commitments of R14 billion, we expect to spend R9 billion in 2007 and R5 billion in 2008 and thereafter.

Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements (Continued)
Significant projects, each in excess of R150 million, in progress with a total amount approved at 30 June
2006 of approximately R34 billion include:
Years ended:
30 June
30 June
2006
2005
Project
Business unit
(Rand in millions)
Escravos GTL
(1)
Synfuels International
3,574
4,937
3rd Octene train Solvents
1,209
1,132
Arya Sasol Polymers Polymers
1,190
2,457
Project Turbo Polymers
913
3,152
Mozambique development Petroleum International
1,229
–
Oryx GTL Synfuels International
471
1,063
Sulphuric acid plant Synfuels
608
–
Process automation and control Synfuels
240
–
Project Turbo Synfuels
236
1,900
Replacement of Honeywell infrastructure Synfuels
163
–
Other smaller projects Various
4,795
4,528
14,628
19,169
(1) Sasol provides risk-based financing for 50% of the capital expenditure on the EGTL joint venture. The project cost is under review. Sasol’s portion is not expected to exceed US$ 1.45 billion. Due to concurrent increases in commodity values, this development is not expected to materially affect the returns of this project.
F–75

F–76
Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements (Continued)
Guarantees
The group has issued the following guarantees for which the liabilities have not been included in the balance sheet:
30 June
30 June
2006
2006
Guarantee
Maximum
included in the
potential amount
balance sheet
Notes
(Rand in millions)
Guarantees in respect of GTL ventures
i
8,301
109
Guarantees in respect of joint venture commitments
ii
1,360
–
Letters of credit
iii
1,172
–
Performance guarantees
iv
1,035
238
Other guarantees and claims
v
313
24
Guarantee to RWE-DEA
vi
276
–
Customs and excise
vii
111
–
Guarantees in respect of natural gas pipeline
70
–
Subsidiaries’ external obligations
18
–
12,656
371
Continuing operations
12,001
371
Discontinued operations
655
–
12,656
371
Notes:
i.
Sasol has issued the following significant guarantees for the obligations of several of its subsidiaries in respect of the
GTL ventures. These guarantees relate to the construction and funding of Oryx GTL Limited in Qatar and Escravos
GTL in Nigeria, including, inter alia:
• A completion guarantee has been issued for Sasol’s portion of the project debt of Oryx GTL Limited capped at
US$343 million (R2,459 million) plus interest and costs subject to the project demonstrating a minimum level of sustained production over a continuous period of ninety days and catalyst deactivation within acceptable parameters for at least two hundred and seventy days, after commissioning. It is estimated that the project will be commissioned during the fourth quarter of 2006 calendar year.
• A guarantee for the take-or-pay obligations of a wholly owned subsidiary has been issued under the gas sale and purchase agreement (GSPA) entered into between Oryx GTL Limited, Qatar Petroleum and ExxonMobil Middle
East Gas Marketing Limited, by virtue of this subsidiary’s 49% shareholding in Oryx GTL Limited. Sasol’s exposure is limited to the amount of US$123 million (R884 million). In terms of the GSPA, Oryx GTL Limited is contractually committed to purchase minimum volumes of gas from Qatar Petroleum and ExxonMobil Middle East
Gas Marketing Limited on a take-or-pay basis. Should Oryx GTL terminate the GSPA prematurely, Sasol Limited’s wholly owned subsidiary will be obliged to take-or-pay for its 49% share of the contracted gas requirements. The term of the GSPA is 25 years from the date of commencement of operations. It is estimated that the project will be commissioned during the fourth quarter of 2006 calendar year.
• A guarantee has been issued for the obligation of a wholly owned subsidiary to contribute 49% of the required equity in respect of the investment in Oryx GTL Limited. Sasol’s equity contribution is estimated at US$160 million
(R1,147 million). It is expected that the project will be commissioned during the fourth quarter of 2006 calendar year.
• A guarantee of US$31 million (R225 million) in respect of the performance of the Oryx GTL plant has been issued.
An amount of R109 million has been accrued in respect of this guarantee.

Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements (Continued)
• A performance guarantee for the obligations of subsidiaries has been issued in respect of the construction of
Escravos GTL in Nigeria for the duration of the investment in Escravos GTL limited to an amount of
US$250 million (R1,793 million).
• Sasol Limited issued a performance guarantee for the obligations of its subsidiaries in respect of and for the duration of the investment in Sasol Chevron Holdings Limited, limited to an amount of US$ 250 million (R1,793 million).
Sasol Chevron Holdings Limited is a joint venture between a wholly owned subsidiary of Sasol Limited and
Chevron Corporation. All guarantees listed above are issued in the normal course of business.
ii.
Guarantees issued to various financial institutions in respect of debt obligations of joint venture companies accounted for using the equity method.
iii.
Various guarantees issued in respect of letters of credit issued by subsidiaries.
iv.
Various performance guarantees issued by subsidiaries. An accrual of R238 million was recognised in respect of certain guarantees.
v.
Included in other guarantees are environmental guarantees of R123 million.
vi.
Various performance guarantees issued in favour of RWE-DEA.
vii.
Various guarantees were issued in respect of the group’s customs and excise obligations.
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
Contingencies – Litigation and competition matters
Subsidiaries
Sasol Limited has guaranteed the fulfillment of various subsidiaries’ obligations in terms of contractual agreements.
Sasol Limited has guaranteed the borrowing facilities of certain of its subsidiaries. Further details of major banking facilities and debt arrangements at 30 June 2006 are provided on page F–82.
Mineral rights
As a result of the promulgation of legislation in South Africa, the common law (mineral rights) and associated statutory competencies of Sasol Mining have been converted to interim statutory rights (Old Order
Rights). Sasol Mining is entitled to convert these Old Order Rights to statutory mining and prospecting rights
(New Order Rights) after complying with certain statutory requirements. All applications due to date, including the conversion of the four old order mining rights covering the Secunda operations, have been submitted to the
Department of Minerals and Energy (DME), and we are awaiting approval in this regard. To date we have submitted 41 applications to the DME to acquire prospecting and mining rights. Thus far, five prospecting rights have been granted. These applications cover all the prospecting rights in the Free State and Waterberg as well as the prospecting and mining rights in Secunda. No value has been atributed to these rights in the financial statements.
F–77

F–78
Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements (Continued)
Litigation in respect of continuing operations
Fly Ash Plant
Sasol Synfuels is in legal proceedings with regard to the operation of a plant in Secunda. Ashcor has claimed damages of R313 million relating to their inability to develop their business and a projected loss of future cash flows. The prospect of future loss is deemed to be reasonably possible and the loss is unlikely to exceed R10 million.
Nationwide Poles
The Competition Commission received a complaint against Sasol Oil (Carbo-Tar division) in April 2003.
The complaint was referred by the plaintiff to the Competition Tribunal. The Competition Tribunal found against
Sasol that during the period of the complaint Sasol was a dominant firm whose conduct met the test required in establishing prohibited price discrimination. The company filed a notice of appeal and the appeal was heard by the Competition Appeal Court during September 2005. Likelihood of loss is remote as the Competition Appeal
Court found in favour of Sasol.
Nutri-Flo
Nutri-Flo filed a complaint in 2002 alleging that Sasol Nitro was engaged in price discrimination, excessive pricing and exclusionary pricing. In November 2003, Nutri-Flo made an urgent application to the Competition
Tribunal to obtain an interdict preventing Sasol from implementing a new price list. In this application Nutri-Flo again filed a complaint on grounds similar to those specified above, in addition it is alleged that Sasol, Kynoch and Omnia are acting as a cartel in fixing prices in the fertilizer industry. Nutri-Flo subsequently withdrew its application, however, the Competition Commission has investigated the complaint and in May 2005, referred the matter to the Competition Tribunal, alleging findings of price fixing, prevention/lessening of competition, abuse of dominance and exclusionary conduct. The Competition Commission requested the Competition Tribunal to impose the maximum administrative penalty in terms of the Competition Act. Sasol took the matter on review to the Competition Appeal Court. The court ruled against Sasol in April 2006 and the matter must consequently be heard by the Competition Tribunal. Sasol has filed an exception to the referral of the complaint to the
Competition Tribunal on the basis that it is vague and does not disclose a clear contravention of the Competition
Act. On the basis of the pleadings in their current form, we believe the likelihood of a finding of unlawful conduct is remote. In the event that the Competition Commission amends the referral, our current assessment may require review. For this reason, it is currently not possible to make an estimate of the contingent liability
(whether arising out of penalties that may be imposed by the Competition Tribunal or civil lawsuits that may arise in the event of a finding of unlawful conduct).
Sasol Wax
On 28 and 29 April 2005 the European Commission conducted an investigation at the offices of Sasol Wax
International AG and its subsidiary Sasol Wax GmbH, both located in Hamburg, Germany. A parallel investigation is being conducted by the US Department of Justice in the United States. On 28 April 2005 Sasol
Wax Americas Inc. received a subpoena for information from the United States District Court regarding its wax sales activities. The investigations in the US and the European Union arise from alleged anticompetitive behaviour among industry members in the paraffin wax industry. Sasol Wax is co-operating with the competition authorities in the US and in the European Union in order to clarify this issue. At this point of the investigation it is not possible to assess the financial implications or inherent risk. A reliable estimate of the amount of the possible penalty cannot be made, since the determination thereof is at the sole discretion of the antitrust authorities.

Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements (Continued)
Profert
Profert filed a complaint against Sasol in August 2004 alleging that Sasol Nitro refused to supply Profert, that discriminatory pricing towards Profert in sales of LAN was committed and that Sasol is engaged in exclusionary conduct to exclude Profert from the fertilizer market. In May 2006, the Competition Commission referred the complaint to the Competition Tribunal alleging that Sasol, AECI and Kynoch have entered into agreements dividing the LAN market in order to make Sasol the exclusive supplier, that Sasol is engaged in conduct that favours Kynoch in supply arrangements to the exclusion of other suppliers, and that Sasol is committing discriminatory pricing against Profert. The Competition Commission requested the Competition
Tribunal to impose the maximum administrative penalty in terms of the Competition Act. Sasol filed a reply to the referral of the complaint on 4 August 2006. The Competition Commission has not yet replied to Sasol’s submission. Preparations for the hearing are proceeding. On the basis of the pleadings in their current form, we believe the likelihood of the Competition Tribunal imposing a penalty is remote. In the event that the
Competition Commission amends its referral, our current assessment may require review. For this reason, it is currently not possible to make an estimate of the contingent liability (whether arising out of penalties that may be imposed by the Competition Tribunal or civil lawsuits that may arise in the event of a finding of unlawful conduct).
Sale of Phosphoric Acid production assets
In June 2004, Foskor increased its phosphate rock price to such an extent that Sasol indicated that it would shut down the operations in Phalaborwa. Sasol and Foskor then entered into an agreement in terms of which
Foskor would purchase the Phalaborwa plant. For the period that this intended sale was under assessment by the regulatory authorities, the parties entered into an agreement that Foskor would supply phosphate rock at its cost and Sasol would toll manufacture phosphoric acid for Foskor. The toll manufacturing agreement commenced on
1 September 2005. In October 2005, the South African Competition Commission issued a recommendation that the proposed merger be prohibited and referred the matter to the South African Competition Tribunal. The parties abandoned the merger in June 2006 and notified the Competition Commission that they intend to enter into a new toll manufacturing agreement for a period of 4 years. The Competition Commission has not expressed any view on whether the intended transaction would amount to a merger or not. The parties intend to finalize the terms of a new toll manufacturing agreement and to notify the Competition Commission of the provisions of such agreement. Views that may be expressed by the Competition Commission will be taken into consideration prior to implementation of the new agreement.
The Competition Commission is also investigating whether the current toll manufacturing agreement (that commenced in September 2005) amounts to pre-implementation of a merger without the required approval by the Competition Tribunal and/or if there were any other unlawful agreements between Foskor and Sasol relating to the proposed sale of the phosphoric acid assets. If the matter is ultimately referred to the Competition
Tribunal and the parties are found to have implemented a merger without the necessary Tribunal approval, the parties could be faced with penalties of up to 10% of the turnover of their relevant businesses. We believe the likelihood of the finding of unlawful conduct to be remote. In the event that the Commission refers the matter to the Tribunal, our current assessment may require review. For this reason, it is currently not possible to make an estimate of the contingent liability.
Other
From time to time Sasol companies are involved in other litigation and administrative proceedings in the normal course of business. Although the outcome of these proceedings and claims cannot be predicted with certainty, the company does not believe that the outcome of any of these cases would have a material effect on the group’s financial results.
F–79

F–80
Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements (Continued)
Litigation in respect of discontinued operations
The EDC pipeline litigation
Sasol North America (Sasol NA) had numerous separate pending cases which originated as a result of a
1994 rupture of the ConocoPhillips ethylene dichloride (EDC) pipeline connecting Conoco’s dock to Sasol NA’s vinyl chloride monomer plant in the United States. Plaintiffs sought compensatory and punitive damages as a result of alleged exposure to EDC. As of 30 June 2006 there is a class action and 13 lawsuits pending, brought by approximately 500 plaintiffs. Plaintiffs allege various personal injuries resulting from exposure to EDC while employed as contractors of ConocoPhillips to clean up the EDC or to perform other projects on the
ConocoPhillips refinery where the rupture occurred. The plaintiffs seek recovery of unspecified compensating and punitive damages. Sasol NA has successfully obtained substantial insurance cover for costs to be incurred in connection with this litigation. Previous settlements for approximately $10 million of which Sasol NA’s share was $3 million were made in 2003. While the cases are being vigorously defended the likelihood of financial loss in future is probable. The loss is unlikely to exceed the amount of $3 million for previously settled cases.
Under the Asset and Share Purchase agreement with RWE-DEA for the acquisition of Condea, the costs in respect of the EDC pipeline cases are reimbursable by RWE-DEA less insurance and tax benefits.
Sulfur dioxide litigation
During January 2003 Sasol NA and ConocoPhillips refinery released a quantity of sulfur dioxide to the environment as a result of a power outage in the ConocoPhillips Lake Charles refinery. Lawsuits were filed against ConocoPhillips and Sasol NA has since been added as a defendant. At 30 June 2006 more than
600 lawsuits had been filed on behalf of more than 20,000 plaintiffs. ConocoPhillips and Sasol NA jointly defended the lawsuits and Sasol NA’s liability for defense and settlement costs has been limited, by agreement.
Sasol NA has paid the “cap” as per the agreement and therefore the prospect of future loss in this matter is remote and no future loss in this regard is expected.
Yellow Rock litigation
In July 2005 Sasol NA received notice of suit by Yellow Rock LLC alleging over US$1 million in damages and seeking an injunction that would require Sasol NA to remove its ethylene from Salt Storage Dome 1-A in
Sulfur, Louisiana near the Lake Charles Chemical Complex. The suit alleges that in 2004 the Dome 1-A was leaking ethylene and caused the “blow out” of an oil and gas exploration well being drilled by Yellow Rock. An integrity assessment of the well performed by an independent consultant in early 2005 concluded that the Dome
1-A was not leaking. These results were conveyed to Yellow Rock and were signed off on by the Louisiana
Department of Natural Resources, but did not deter the filing of suit. Prospects of future events confirming a loss are therefore remote.
US hearing loss cases
There are presently approximately 160 hearing loss cases pending in the Sasol NA business. These claims for occupational hearing loss in Louisiana are not covered by Workman’s Compensation. The likelihood of loss is considered reasonably possible as these claims will be settled. The range of expected future loss through settlement is estimated to be between US$ 800,000 and US$ 1,150,000.
Environmental orders
The group is subject to loss contingencies pursuant to numerous national and local environmental laws and regulations that regulate the discharge of materials into the environment or that otherwise relate to the protection

Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements (Continued)
of human health and the environment in all locations in which it operates. These laws and regulations may, in future, require the group to remediate or rehabilitate the effects of its operations on the environment. The contingencies may exist at a number of sites, including, but not limited to, sites where action has been taken to remediate soil and groundwater contamination. These future costs are not fully determinable due to factors such as the unknown extent of possible contamination, uncertainty regarding the timing and extent of remediation actions that may be required, the allocation of the environmental obligation among multiple parties, the discretion of regulators and changing legal requirements.
The group’s environmental obligation for continuing operations accrued at 30 June 2006 was 2,268 million compared to R2,161 million in 2005 (R238 million and R158 million was accrued for 2006 and 2005 respectively for our discontinued operations). Included in this balance is an amount accrued of approximately
R395 million (R134 million for our discontinued operations) in respect of the costs of remediation of soil and groundwater contamination and similar environmental costs. These costs relate to the following activities: site assessments, soil and groundwater clean-up and remediation, and ongoing monitoring. Due to uncertainties regarding future costs the potential loss in excess of the amount accrued cannot be reasonably determined.
Under the agreement for the acquisition of Sasol Chemie, we received an indemnification from RWE-DEA for most of the costs of remediation and rehabilitation of environmental contamination existing at Condea Vista
Company located in the United States on or before 1 March 2001.
Although the group has provided for known environmental obligations that are probable and reasonably estimable, the amount of additional future costs relating to remediation and rehabilitation may be material to results of operations in the period in which they are recognized. It is not expected that these environmental obligations will have a material effect on the financial position of the group.
As with the oil and gas and chemical industries generally, compliance with existing and anticipated environmental, health, safety and process safety laws and regulations increases the overall cost of business, including capital costs to construct, maintain, and upgrade equipment and facilities. These laws and regulations have required, and are expected to continue to require, the group to make significant expenditures of both a capital and expense nature.
September 2004 Accident Trust
On 1 September 2004 the lives of ten employees and contractors were lost and a number of employees and contractors were injured during an explosion that occurred at our Secunda West ethylene production facility.
Since January 2006, the Company, Solidarity, the Chemical, Energy, Paper, Printing, Wood and Allied
Workers’ Union and an attorney representing the unions have been in negotiations to find a mechanism to pay compensation to the dependants of people that died or were physically injured in the accident to the extent that they had not been previously compensated in terms of existing policies and practices. It was agreed to establish an independent trust, the September 2004 Accident Trust, to expeditiously make ex gratia grants to persons who were physically injured in the 1 September 2004 explosion at our Secunda West ethylene production facilities and to the dependants of persons who died in that accident. The September 2004 Accident Trust was registered on 29 June 2006. Qualifying victims of the accident have been invited to submit applications for compensation.
These grants will be calculated in accordance with the applicable South African legal principles for the harm and loss suffered by them as a result of the accident to the extent that they have not already been compensated.
The Company will fund the September 2004 Accident Trust to pay the ex gratia grants. Whilst accepting social responsibility, the Company has not acknowledged legal liability in creating the trust. As at 30 June 2006 it is believed that a loss contingency exists and that it is probable that the future claims will be received from the dependents of the deceased or from those physically injured and to whom ex gratia grants will be made. No accrual has been made as at 30 June 2006 as the amount of the loss cannot be reliably estimated. The future
F–81

F–82
Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements (Continued)
payments are dependent on the number of applications submitted to the Trust, the independent findings of each application and the calculation of the grants based on the applicable South African legal principles. It is believed that the possible loss is unlikely to exceed R20 million.
Borrowing facilities
The group has borrowing facilities from continuing operations with major financial institutions of approximately R40,000 million (2005- R40,000 million). Of these facilities approximately R18,000 million
(2005 – R19,000 million) had been utilized at year end.
There were no events of default for the years ended 30 June 2006 and 30 June 2005.
List of major banking facilities and debt arrangements at 30 June 2006:
Expiry Date
Currency
Facility
Utilization
(millions)
(Rand in millions)
Sasol Financing
Uncommitted facilities
Commercial banking facilities Various (short-term) Rand 12,880 1,102
Commercial paper program None Rand 6,000 –
Committed facility
Revolving credit facility (syndicated)
May 2008 Euro 1,834 –
Debt arrangements
RSA Bond August 2007 Rand 2,000 2,000
Japan Bank for International Co-operation June 2013 US Dollar 419 419
Sasol Financing International
Uncommitted facilities
Commercial banking facilities
Various (short-term) Euro 151 –
Committed facilities
Revolving credit facility
May 2008 Euro 1,834 487
Debt arrangement
Eurobond
June 2010 Euro 2,750 2,750
Other Sasol businesses
Asset based finance
Republic of Mozambique Pipeline
Investments Company (Pty) Limited *
June 2015 and
December 2017 Rand 2,502 2,502
Sasol Petroleum Temane Limitada * June 2015 Euro and Rand 1,202 1,202
Debt arrangements
National Petroleum Refiners of South
Africa (Pty) Limited *
Various Rand 1,230 1,078
Property finance leases
Sasol Oil * Various Rand 687 687
Other banking facilities and debt
arrangements
Various Various 1,200 1,032
34,689
13,259

Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements (Continued)
Facility
Utilization
(Rand in millions)
Comprising:
Long-term debt (refer note 20)
11,211
Short-term debt (refer note 18) 1,606
Bank overdraft 442
13,259
* Facilities held by these subsidiaries.
Excluded from the above analysis are
borrowing facilities held by the group’s joint
ventures
Oryx GTL Limited 2,459 2,329
Arya Sasol Polymer Company 1,911 1,795
Sasol Dia Acrylates South Africa (Pty) Limited 1,179 712
Other 130 89
5,679
4,925
23.
Shareholders’ equity
Ordinary shares in issue
30 June
30 June
30 June
2006
2005
2004
(Number of shares)
Balance at beginning of year
676,877,125
671,271,425 668,798,425
Share options implemented
6,101,300
5,605,700 2,473,000
Balance at end of year
682,978,425
676,877,125 671,271,425
Less: Treasury shares
(60,111,477)
(60,111,477) (60,111,477)
622,866,948
616,765,648 611,159,948
Treasury shares
At each annual general meeting since 25 October 1999 until the meeting on 24 November 2004 the shareholders have authorized the directors to undertake a repurchase of issued securities limited to a maximum of 10% of the company’s issued securities at the time that the authority was granted.
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
F–83

F–84
Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements (Continued)
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
Repurchases may be made at times and at prices deemed appropriate by management and consistent with the authorization of the shareholders. No shares of the company were repurchased for years ended 30 June 2006 and 30 June 2005.
At 30 June 2006, a total of 60,111,477 shares, representing 8.9% of the issued share capital of the company, had been repurchased since 9 May 2000 at an average price of R60.67 per share.
Share-based payments
Effective 1 July 2005, the group adopted, under the modified retrospective transition method, the provisions of SFAS 123(R), which establishes accounting for share-based payments exchanged for employee services.
Under the provisions of SFAS 123(R), share-based payment expense is measured at the grant date, based on the fair value of the award, and is recognized as an expense over the employee’s requisite service period (generally the vesting period of the award).
Refer to note 2 (Significant accounting policies) for the effect on the financial results and financial position on the adoption of SFAS 123(R).
The group recognized share-based payment expense for the periods indicated:
30 June
30 June
30 June
2006
2005
2004
(Rand in millions)
Continuing operations
156
128 137
Discontinued operations
13
9 9
169
137 146
There was no income tax recognized as consequence of the share-based payment plan.
Total unrecognized share-based payment expense related to non-vested share options, expected to be recognized over a weighted average period of 5.6 years, amounted to R361 million at 30 June 2006.
The Sasol Share Incentive Scheme allows certain senior group employees the option to acquire shares in
Sasol Limited over a prescribed period. The exercise price of these options equals the market price of the underlying shares on the trading day immediately preceding the granting of the option.
The objective of the Sasol Share Incentive Scheme is the retention of key employees. Allocations are linked to the performance of both the group and the individual.
For options are granted after 25 October 1999, vesting periods for these options are as follows:
• 2 years – 1st third
• 4 years – 2nd third
• 6 years – final third

Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements (Continued)
For options granted prior to 25 October 1999, vesting periods for these options are as follows:
• 4 years – 1st third
• 6 years – 2nd third
• 8 years – final third
The offer price of these options equals the closing market price of the underlying shares on the trading day immediately preceding the granting of the option.
In terms of the scheme, options to a maximum of 60,000,000 ordinary shares may be offered by the trustees to eligible group employees. Each employee is limited to holding a maximum of 1,000,000 options to acquire Sasol Limited shares.
On resignation, share options which have not yet vested will lapse and share options which have vested may be taken up at the employee’s election before their last day of service. Payment on shares forfeited will therefore not be required. On death, all options vest immediately and the deceased estate has a period of twelve months to exercise these options. On retirement the options vest immediately and the nine year expiry period remains unchanged.
30 June
30 June 30 June
2006
2005 2004
Number of shares
Shares allotted
32,305,600
26,204,300
20,598,600
Share options granted
23,818,700
24,975,700
27,097,900
Available for allocation
3,875,700
8,820,000
12,303,500
60,000,000
60,000,000
60,000,000
The following tables summarize the activity of share options and provide further information of the outstanding share options:
Weighted
Number of shares
average
Movements in the number of options granted
option price
Rand
Outstanding at 30 June 2003
26,495,200
66.40
Options granted
3,950,700
90.99
Options exercised
(2,473,000)
45.26
Options forfeited
(63,100)
92.14
Options expired
(811,900)
74.14
Outstanding at 30 June 2004
27,097,900
71.77
Options granted
4,208,800
120.34
Options exercised
(5,605,700)
55.33
Options forfeited
(43,700)
128.70
Options expired
(681,600)
83.99
Outstanding at 30 June 2005
24,975,700
83.18
Options granted
5,390,500
218.95
Options exercised
(6,101,300)
70.52
Options forfeited
(37,700)
218.18
Options expired
(408,500)
137.95
Outstanding at 30 June 2006
23,818,700
116.32
F–85

F–86
Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements (Continued)
30 June
30 June
30 June
2006
2005
2004
(Rand)
Weighted average price at which share options were granted
during year
218.95
120.34 90.99
Weighted average grant-date fair value
58.74
33.44 28.40
Average market price of options exercised during year
234.13
138.73 94.78
Average fair value of share options vested during the year
26.17
22.81 21.67
(Rand in millions)
Total intrinsic value of share options exercised during the year
998
468 122
30 June
30 June
30 June
2006
2005
2004
Number of shares
Vesting periods of options granted
Already vested
5,295,500
5,034,700 5,567,000
Within one year
5,208,500
5,826,000 5,165,200
1 – 2 years
4,751,700
5,522,300 5,765,000
2 – 3 years
2,624,400
3,206,100 4,435,500
3 – 4 years
2,891,000
2,797,700 3,391,100
4 – 5 years
1,291,400
1,218,200 1,496,700
More than 5 years
1,756,200
1,370,700 1,277,400
23,818,700
24,975,700 27,097,900
Weighted
Weighted
Aggregate
average
average
intrinsic
Range of exercise prices
Number
exercise
remaining
value
of shares
price
life
(Rand in
(Rand)
(Years)
millions)
Share options outstanding at 30 June 2006
R20.01 – R40.00
1,753,700
29.23
1.64
R40.01 – R60.00
3,184,000
47.79
2.69
R60.01 – R80.00
2,324,800
77.15
4.07
R80.01 – R100.00
3,736,000
89.99
6.10
R100.01 – R120.00
6,312,900
112.91
6.01
R120.01 – R140.00
497,000
127.39
6.79
R140.01 – R160.00
663,100
151.44
8.00
R160.01 – R180.00
84,100
170.20
8.00
R180.01 – R200.00
695,300
193.33
8.00
R200.01 – R220.00
3,339,300
216.83
8.08
R220.01 – R240.00
857,700
228.84
8.31
R240.01 – R260.00
197,800
253.84
9.00
R260.01 – R280.00
173,000
274.50
9.00
23,818,700
115.97
5.63
3,788

Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements (Continued)
Weighted
Weighted
Aggregate
average
average
intrinsic
Range of exercise prices
Number
exercise
remaining
value
of shares
price
life
(Rand in
(Rand)
(Years)
millions)
Share options vested but not yet exercised at
30 June 2006
R20.01 – R40.00
743,100
33.87
R40.01 – R60.00
1,828,100
48.44
R60.01 – R80.00
863,700
77.48
R80.01 – R100.00
687,000
90.59
R100.01 – R120.00
1,110,300
113.12
R120.01 – R140.00
62,600
132.40
R140.01 – R200.00 –
–
R200.01 – R220.00
700
218.00
5,295,500
71.18
3.84
1,079
The fair value of share options is determined using the Black Scholes valuation model, consistent with the provisions of SFAS 123(R) and the Securities and Exchange Commission Staff Accounting Bulletin No, 107.
Key input assumptions used to estimate the fair value of share options include the grant price of the award, the expected option term, volatility of the Sasol share price, the risk-free interest rate, and the dividend yield.
Management believes that the valuation technique and the approach utilized to develop the underlying assumptions are appropriate in calculating the fair values of the share options granted. Estimates of fair value are not intended to predict actual future events or the value ultimately realized by employees who receive equity awards.
The weighted average assumptions that were used for option grants in the respective periods are as follows:
30 June
30 June
30 June
2006
2005
2004
Risk free interest rate (%)
1
8.00
9.5 10.75
Expected volatility (%)
2
34
35 37
Expected dividend yield (%)
4.0
4.3 4.3
Vesting period (years)
2, 4 and 6
2, 4 and 6 2, 4 and 6
1.
The risk-free rate for periods within the contractual term of the share options is based on the South African government bonds in effect at the time of grant.
2.
The expected volatility in the value of the share options granted is determined using the historical volatility of the Sasol share price.
Dividends
An interim dividend of R2.80 per share (2005 –R2.30 per share, 2004 –R2.15 cents per share) was paid on
10 April 2006. A final dividend in respect of the year ended 30 June 2006 of R4.30 per share (2005 – R3.10 per share, 2004 – R2.35 per share) was declared on 12 September 2006. As the final dividend for 2006 was declared subsequent to the financial year end, no liability was recognized in the annual financial statements in respect of this final dividend.
The cash flow of the final dividend of R4.30 per share is expected to be approximately R2,678 million.
F–87

F–88
Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements (Continued)
24.
Accumulated other comprehensive loss
The components of accumulated other comprehensive loss are summarized as follows:
30 June
30 June
30 June
2006
2005
2004
(Rand in millions)
Realised and unrealised holding losses from cash flow
hedging activities, net of tax
(1,371)
(1,436) (1,437)
Translation of foreign operations with a functional currency other than rand, net of tax
117
(1,275) (1,303)
Minimum pension liability adjustment, net of tax
(37)
(64) –
(1,291)
(2,775) (2,740)
25.
Concentration of risk
Financial and market risk
In the normal course of business, the group is exposed to liquidity, credit, foreign currency, interest rate and crude oil price risks. In order to manage these risks, the group has developed a comprehensive risk management process to facilitate control and monitoring of these risks. General corporate hedging unrelated to specific transactions or projects is not undertaken. Throughout the years ended 30 June 2006 and 30 June 2005 it has been, and remains, our policy that no speculative trading in derivative instruments be undertaken.
Unless specified otherwise, derivative financial instruments did not qualify as designated cash flow hedges and thus fair value gains and losses are recognized in the income statement.
Liquidity risk
The group manages liquidity risk by proper management of working capital, capital expenditure and cash flows. We finance our operations through a mixture of retained profits, short-term and long-term bank funding, a commercial paper programme and corporate bond issues. Adequate banking facilities and reserve borrowing capacities are maintained. We have sufficient undrawn call/demand borrowing facilities, which could be utilized to fund any potential shortfall in cash resources.

Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements (Continued)
Maturity profile as at 30 June 2006
Financial assets and liabilities
:
Maturity
More
Carrying
Within
1 – 2
2 – 3
3 – 4
4 – 5
than
value
one year
years
years
years
years
5 years
(Rand in millions)
Financial assets
Cash and cash equivalents (refer note 9) 2,808 2,808 – – – – –
Cash restricted for use (refer note 9) 271 271 – – – – –
Trade and other receivables 11,260 11,260 – – – – –
Short-term investment 72 72
Investments in securities (refer note 13) 392 – – – – – 392
Long-term receivables 773 – 87 12 21 7 646
Long-term financial assets 234 – 234 – – – –
15,810 14,411 321 12 21 7 1,038
Discontinued operations
(i)
4,065 4,026 6 6 6 6 15
19,875 18,437
327
18
27
13
1,053
Financial liabilities
Bank overdraft 442 442 – – – – –
Trade payables 4,685 4,685 – – – – –
Accrued expenses and other obligations 5,391 5,391 – – – – –
Long-term and short-term debt 12,817 2,177 2,682 613 3,354 602 3,389
23,335 12,695 2,682 613 3,354 602 3,389
Discontinued operations
(i)
3,244 3,231 7 6 – – –
26,579 15,926
2,689
619
3,354
602
3,389
(i)
Relates to O&S and reflects the maturity in respect of that business.
F–89

F–90
Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements (Continued)
Forward exchange contracts
Contract
Within 1 year
1 – 2
amount
years
(Rand in millions)
Transactions which have already occurred
Imports – capital
US dollar 103 103 –
Euro 6 6 –
109 109 –
Imports – goods
US dollar 542 542 –
Euro 9 9 –
Pound sterling 5 5 –
556 556 –
Discontinued operations 47 47
603 603 –
Exports
US dollar 129 129 –
Pound sterling 61 61 –
190 190 –
Discontinued operations 418 418 –
608 608 –
Other payables (liabilities)
US dollar 43 43 –
Euro 6 6 –
49 49 –
Other receivables (assets)
US dollar 884 884 –
Related to future commitments
Imports
US dollar 333 333 –
Euro 318 318 –
Pound sterling 2 2 –
653 653 –
Other payables (liabilities)
US dollar 29 28 1
Euro 23 23 –
52 51 1

Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements (Continued)
Forward exchange contracts
Contract
Within 1 year
1 – 2
amount
years
(Rand in millions)
Commodity derivatives
Futures – Crude Oil 428 428 –
Zero cost collar – call options sold 10,024 10,024 –
Zero cost collar – call options bought 7,552 7,552 –
Other 3 3 –
Maturity
Nominal
Within
More than
Cross currency swaps
value
1 year
1 – 2 years
2 – 4 years
4 years
(Rand in millions)
Euro to US dollar 5,099 5,099 – – –
Euro to Rand 2,580 1,371 – 1,209 –
Other 375 – – – 375
8,054 6,470 – 1,209 375
Interest rate derivatives
Pay fixed rate receiving floating rate
Rand
1,562 125 625 812 –
Interest rate cap or collar
(relating to long-term debt)
Rand – cap 500 500 – – –
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
F–91

F–92
Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements (Continued)
Credit risk exposure in respect of trade receivables is analyzed as follows:
2006
2005
%
%
By business segment
Sasol Mining
2
2
Sasol Synfuels
2
1
Sasol Oil
40
22
Sasol Gas
2
2
Sasol Polymers
13
9
Sasol Solvents
24
14
Other businesses
17
13
Continuing operations
100
63
Discontinued operation 37
100
By geographic location
South Africa
62
38
Rest of Africa
6
4
Europe
19
34
Middle East
5
3
Far East
6
4
North America
–
12
South America
–
3
Southeast Asia and Australasia
2
2
100
100
No single customer represents more than 10% of the group’s total turnover for the years ended, or total trade receivables at, 30 June 2006 and 30 June 2005.
Foreign currency risk
Our operations are denominated in various foreign currencies and consequently, we are exposed to foreign currency fluctuations that have an impact on our cash flows and financing activities. We manage our foreign exchange risks through our group financing policies and the selective use of forward exchange contracts, cross currency swaps and cross currency options. We use foreign exchange contracts to reduce foreign currency exposures arising from imports into South Africa. Hedging of exports from South Africa is evaluated regularly and on a case-by-case basis.
All foreign currency derivative contracts are supported by underlying commitments or receivables.
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

Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements (Continued)
The following forward exchange contracts were held at 30 June 2006:
Contract
foreign
Estimated fair
currency
Contract
value gains/
Calculated
Forward exchange contracts
amount
amount
(losses)
average rate
(Millions)
(Rand in millions)
Transactions which have already
occurred
Imports – capital
US dollar 15 103 4 7.00
Euro 1 6 – 9.01
109 4
Imports – goods
US dollar 78 542 19 6.94
Euro 1 9 – 8.83
Pound sterling – 5 – 13.27
Continuing operations 556 19 –
Discontinued operations 7 47 – –
603 19
Exports
US dollar 18 129 1 7.18
Pound sterling 5 61 – 13.28
Continuing operations 190 1
Discontinued operations 55 418 – –
608 1
Other payables (liabilities)
US dollar 6 43 – 7.21
Euro 1 6 1 8.20
49 1
Other receivables (assets)
US dollar 122 884 17 7.26
Related to future commitments
Imports
US dollar 49 333 46 6.75
Euro 34 318 42 9.25
Pound sterling – 2 1 11.01
653 89
F–93

F–94
Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements (Continued)
Contract
foreign
Estimated fair
currency
Contract
value gains/
Calculated
Forward exchange contracts
amount
amount
(losses)
average rate
(Millions)
(Rand in millions)
Other payables (liabilities)
US dollar 5 29 3 6.46
Euro 3 23 3 7.82
52 6
Cross currency swaps
Euro to US dollar 563 5,099 (385) 9.05
Euro to Rand 382 2,580 143 6.75
Other 59 375 76 6.40
8,054 (166)
Interest rate risk
The group monitor’s exposure to interest rate risk on debt and investments on a continuous basis.
The financing of the group is structured on a combination of floating and fixed interest rates. The benefits of fixing or capping interest rates on debt to achieve improved predictability of cash flows are considered and implemented on a case-by-case basis.
The following interest rate derivative contracts were in place at 30 June 2006:
Estimated fair
Notional contract amount
Rand
Average
value gains/
equivalent
Expiry Date
fixed rate
(losses)
(Rand in
(Rand in
millions)
millions)
Interest rate derivatives
Pay fixed rate receive floating rate
Rand 500 30 June 2008 9.7% (8)
Rand 1,062 15 December 2009 7.6% 40
Total 1,562 32
Interest rate cap or collar
(relating to long-term debt)
Rand – cap 500 29 June 2007 9.4% (4)
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
In order to protect the group against short-term US dollar oil price volatility and Rand/US dollar currency fluctuations adversely affecting the cost of crude oil purchases (approximately 54000 b/d) used in our Natref refinery, a combination of forward exchange contracts and crude oil futures are used. This hedging mechanism does not protect the group against longer term trends in crude oil prices.

Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements (Continued)
As a result of the group’s substantial capital investment programme and cash flow requirements, it was deemed necessary to protect the group’s income from fluctuations in crude oil prices by means of appropriate hedging strategies, it was deemed necessary to protect the group’s income from fluctuations in crude oil prices by means of appropriate hedging strategies.
In June 2005, we hedged the equivalent of approximately 30% of Sasol Synfuels’ production (45,000 b/d)
by entering into a forward sale agreement. This resulted in an opportunity loss for the year on this hedge of
R1,147 million before tax.
For the 2006 year, we revised our hedging strategy and again hedged the equivalent of approximately 30%
of Sasol Synfuels’ production by entering into a zero cost collar in terms of which the group was protected at monthly average dated Brent crude oil prices below US$45.00/b but able to take advantage of higher crude oil prices, only incurring a cash outflow at monthly average dated Brent crude oil prices above US$82.61/b. The monthly average dated Brent crude oil price traded within the range of this collar throughout the hedging period and therefore the collar had no cash flow effect.
We believe this revised strategy to be more appropriate in the context of high but volatile crude oil prices and, as a result of our continued requirement to fund our extensive capital investment programme, have again hedged the crude oil equivalent of approximately 30% of our Sasol Synfuels’ production by entering into a zero cost collar in terms of which the group was protected at monthly average dated Brent crude oil prices below
US$63.00/b and will incur a cash outflow should average monthly average dated Brent oil prices be in excess of
US$83.60/b. As a result of the significant increase in monthly average dated Brent crude oil prices toward the end of the year, after entering into the collar, the market value of the collar resulted in an expense of R93 million being recognized.
The following hedging instruments were in place in respect of crude and fuel oil derivative instruments at
30 June 2006:
Estimated
Contract
fair value
foreign
Contract
gains/
currency
amount
(losses)
Average price
(Millions)
(Rand in millions)
US dollar
Commodity derivatives
Futures
Crude oil (US dollar) 60 428 (3) 55.95
Zero cost collar
(93)
Call options sold (US dollar) 1,398 10,024 83.60
Put options bought (US dollar) 1,054 7,552 63.00
Other
– 3 3 –
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
F–95

F–96
Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements (Continued)
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
Forward exchange contracts and cross-currency options
The fair value gains/(losses) are determined by recalculating the daily forward rates for each currency using a forward rate interpolator model. The net market value of all forward exchange contracts at year end was then calculated by comparing the forward exchange contracted rates to the equivalent year end market foreign exchange rates. The present value of these net market values were then calculated using the appropriate currency specific discount curve.
Interest rate swaps and oil futures
The fair value of interest rate swaps and oil futures is determined by reference to quoted market prices for similar instruments.
The fair value of financial instruments was as follows:
2006
2006
2005
2005
Carrying
Carrying
value
Fair value
value
Fair value
(Rand in millions)
Cash and cash equivalents
2,808
2,808
2,350 2,350
Cash restricted for use
271
271
331 331
Short-term investment
72
72
– –
Investments in securities
practical to estimate fair value
240
240
194 194
impractical to estimate fair value
152
–
201 –
Long-term receivables
773
773
616 616
Bank overdraft
(442)
(442)
(266) (266)
Long-term and short-term debt
(12,817)
(12,817)
(15,293) (15,293)
Forward exchange contracts
137
137
(19) (19)
Cross currency swaps
(166)
(166)
(595) (595)
Interest rate derivatives
28
28
(38) (38)
Commodity derivatives
(93)
(93)
37 37

Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements (Continued)
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
Mining Charter
In October 2002, the government and representatives of South African mining companies and mineworkers’
unions reached broad agreement on the Mining Charter, which is designed to facilitate the participation of historically disadvantaged South Africans in the country’s mining industry. The Mining Charter’s stated
objectives include the:
• expansion of opportunities for persons disadvantaged by unfair discrimination under the previous political dispensation;
• expansion of the skills base of such persons;
• promotion of employment and advancement of the social and economic welfare of mining communities;
and
• promotion of beneficiation, or the crushing and separation of ore into valuable substances or waste within
South Africa.
The Mining Charter, together with a scorecard which was published on 18 February 2003 to facilitate the interpretation of and compliance with the Mining Charter (the scorecard) requires mining companies to ensure that DHSAs hold at least 15% ownership of mining assets or equity in South Africa within 5 calendar years and
26% ownership within 10 calendar years from the enactment of the new Mineral and Petroleum Resources
Development Act which came into force on 1 May 2004. The Mining Charter further specifies that the mining industry is required to assist DHSAs in securing finance to fund their equity participation up to an amount of
R100 billion within the first 5 calendar years after the coming into force of the aforementioned Act. Beyond this
R100 billion commitment, the Mining Charter requires that participation of DHSAs should be increased towards the 26% target on a willing seller-willing-buyer basis at fair market value
Various principles of the Mining Charter have been incorporated in regulations promulgated by the
Minister of Minerals and Energy under the Mineral and Petroleum Resources Development Act (MPRD Act)
with respect to the South African mining industry. These regulations came into force on 1 May 2004.
The scorecard provides a method of indicating the extent to which applicants for the conversion of their mineral rights under the MPRD Act have complied with the provisions of the Mining Charter. It is intended that the entire scorecard would be taken into account in decision making. Notes attached to the scorecard provide guidance in interpreting the objectives of the Mining Charter.
On 16 March 2006 we announced the implementation of the first phase of Sasol Mining’s broad-based
BEE strategy through the formation of Igoda Coal, an empowerment venture with Eyesizwe Coal, a black-
owned mining company. Igoda Coal will be one of South Africa’s largest empowered coal export companies.
Eyesizwe Coal owns 35% of the empowerment venture, while Sasol Mining holds the remaining 65%. Igoda will become fully operational as a statutory business entity and take transfer of the relevant mining area from
Sasol Mining once the transfer of the mining rights have been effected.
F–97

F–98
Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements (Continued)
As a result of this transaction we will obtain credit towards equity ownership targets. It has been announced that we will further expedite plans to advance the second phase of Sasol Mining’s broad-based BEE ownership strategy. This strategy will see Sasol Mining achieve full compliance with the Mining Charter’s 2009 and 2014 targets, respectively, in pursuance of the conversion of its mining rights.
Liquid Fuels Charter
The Liquid Fuels Charter requires the group to ensure that historically disadvantaged South Africans hold at least 25% ownership of the liquid fuels business by the year 2010. Initially it was envisaged that Tshwarisano would acquire a 12.5% shareholding in the former proposed joint venture, Uhambo Oil, if the Competition
Tribunal had approved the proposed merger of our liquid fuels business with Petronas’ South African liquid fuels business. Pursuant to the Competition Act of 2000, the Competition Tribunal prohibited the merger on 20 February 2006.
By agreement, as a result of the proposed merger not occurring, Tshwarisano had acquired a 25%
shareholding in Sasol Oil effective 1 July 2006.
26.
Net cash generated by operating activities
30 June
30 June
30 June
2006
2005
2004
(Rand in millions)
Earnings attributable to shareholders
11,299
9,719 5,237
Minority interest
157
103 92
(Earnings)/losses of equity accounted investees
(13)
(308) 48
Net loss/(income) from discontinued operations
(including fair value write-down)
2,860
(108) 139
Income before earnings/(losses) of equity accounted
investees and minority interests
14,303
9,406 5,516
Dividends received
(9)
(13) (6)
Interest received
(261)
(82) (142)
Finance costs
203
180 164
Gain arising from issuance of subsidiary’s shares
–
– (108)
Income tax
6,452
4,886 3,122
Operating profit
20,688
14,377 8,546
Adjusted for
non-cash items
26.1
4,805
4,043 3,327
Cash flow from operations relating to discontinued
operations
26.2
1,770
1,599 1,906
27,263
20,019 13,779
(Increase)/decrease in working capital
26.4
(3,048)
(2,151) 60
Net cash flow from operations
24,215
17,868 13,839
Interest received
294
116 183
Dividends received
161
61 37
Finance costs paid
(311)
(332) (368)
Income tax paid
(5,484)
(3,616) (4,005)
18,875
14,097 9,686

Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements (Continued)
26.1
Non-cash items relating to continuing operations
30 June
30 June 30 June
2006
2005 2004
(Rand in millions)
Continuing operations
amortization of intangible assets
263
300
430
capitalised exploration expenditure written off
–
33
153
depreciation of property, plant and equipment
2,990
2,755
3,248
effect of cash flow hedge accounting
7
20
–
share-based payments
156
128
137
impairment of:
property, plant and equipment
98
134
174
goodwill
3
–
21
intangible assets
18
13
5
investments in securities
–
2
5
investments in equity accounted investees
–
35
–
loss/(gain) on disposal of:
non-current assets
50
(7)
(202)
investments in businesses
(262)
(9)
(50)
equity accounted investees
–
(31)
27
scrapping of property,plant and equipment
264
250
22
proceeds from insurance
(40)
(159)
–
movement in long-term prepaid expenses
71
21
–
movement in provision for doubtful debts
33
(10)
44
movement in provision for inventory obsolescence
23
25
(111)
movement in short-term obligations
317
65
–
movement in pension and other post-retirement benefits
38
–
–
movement in long-term obligations
421
243
(66)
realisation of foreign currency translation reserve
–
(8)
–
translation effect of foreign currency loans
198
–
–
translation of net investment in foreign operations
38
210
(570)
write-down of inventories to market value
119
33
60
4,805
4,043
3,327
26.2
Cash flow from operations relating to discontinued operations
Discontinued operations
Net (loss)/income from discontinued operations
(2,860)
108
(139)
Losses of equity accounted investees
1
1
1
(Loss)/income before losses of equity accounted investees
(2,859)
109
(138)
Dividends received
–
(10)
(8)
Interest received
(24)
(34)
(41)
Finance costs
108
152
204
Income tax
(2)
271
55
Operating (loss)/profit
(2,777)
488
72
Adjusted for non-cash items (refer to note 26.3)
4,547
1,111
1,834
1,770
1,599
1,906
F–99

F–100
Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements (Continued)
26.3
Non-cash items relating to discontinued operations
30 June
30 June
30 June
2006
2005
2004
(Rand in millions)
Discontinued operations
amortization of intangible assets
32
27 51
depreciation of property, plant and equipment
637
666 1,136
impairment of:
property, plant and equipment
39
84 79
goodwill
6
– –
intangible assets
86
– –
loss/(gain) on disposal of:
non-current assets
14
24 15
investments in businesses
–
11 (28)
share-based payments
13
9 9
fair value write-down
3,110
– –
movement in provision for doubtful debts
10
– –
movement in short-term obligations
6
48 –
movement in pension and other post-retirement benefits
458
311 551
movement in long-term obligations
136
(83) 19
write-down of inventories to market value
–
14 2
4,547
1,111 1,834
26.4
(Increase)/decrease in working capital
Movement in cash restricted for use
(65)
611 (131)
Movement in trade receivables
(1,614)
(830) (426)
Movement in other receivables and prepaid expenses
(748)
(228) (1,172)
Movement in inventories
(1,483)
(1,567) (108)
Movement in trade payables
1,142
930 (42)
Movement in accrued expenses and other obligations
(24)
(1,067) 1,939
Movement in long-term financial assets
(256)
– –
(3,048)
(2,151) 60
27.
Dividends
30 June
30 June
30 June
2006
2005
2004
(Rand in millions)
Dividends paid
Final dividend – prior year
(1,920)
(1,440) (1,432)
Interim dividend – current year
(1,740)
(1,416) (1,316)
(3,660)
(2,856) (2,748)
Dividends received
Investments
–
23 14
Equity accounted investees
161
38 23
161
61 37

Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements (Continued)
28.
Cash flow from investing activities
28.1
Acquisition of business
30 June
30 June
30 June
2006
2005
2004
(Rand in millions)
Current assets acquired
(355)
– –
Fair value of non-current assets acquired
2
– (577)
Liabilities assumed including deferred taxes
94
– 330
Cash paid, net of cash acquired
(259)
– (247)
28.2
Disposal of businesses
Current assets disposed of
1
81 225
Non-current assets disposed of
–
78 265
Cash balance disposed of
–
82 3
Liabilities disposed of including deferred taxes
*
324
(292) (360)
Net assets disposed of
325
(51) 133
Realization of accumulated translation effects
–
(24) 43
Gain on disposal of business
262
29 78
Total consideration
587
(46) 254
*Included in liabilities disposed of including deferred tax is R299 million which
iGas Limited assumed as its portion of the shareholder’s loan granted to
Republic of Mozambique Pipeline Investments Company (Pty) Limited.
28.3
Assets acquired under finance lease obligations
Assets acquired under finance lease obligations . . . . . . .
–
288 157
29.
Related parties
The group entered into transactions with related parties, comprising mainly product sales and sales of raw materials. These sales are in the ordinary course of business and terms and conditions are determined on an arm’s length basis.
The transactions and balances with related parties are summarised below:
30 June
30 June
30 June
2006
2005
2004
(Rand in millions)
Income
Sales of goods and services
1,742
1,770 1,050
Expenses
Purchases of goods and services
905
1,190 1,048
Included in the above amounts are a number of transactions with related parties which are individually insignificant.
F–101

F–102
Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements (Continued)
There were no related party transactions in respect of discontinued operations.
The balances of receivables and payables between the group and its related parties are as follows:
30 June
30 June
30 June
Relationship
2006
2005
2004
(Rand in millions)
Receivables
Sasol Dia Acrylates (Pty) Limited Equity accounted investee
72
95 –
Merisol LP Equity accounted investee
63
88 44
Exelem Aviation (Pty) Limited Equity accounted investee
–
86 –
Total South Africa Limited Joint venture partner
129
82 111
Wesco China Limited Equity accounted investee
34
36 29
DPI Holdings (Pty) Limited Equity accounted investee
42
32 23
Oryx GTL Limited Equity accounted investee
47
24 8
Escravos GTL Joint Venture Equity accounted investee
15
– –
Tosas Holdings (Pty) Limited Equity accounted investee
2
21 36
Sasol Chevron Holdings Limited Equity accounted investee – 24 12
Spring Lights Gas (Pty)Limited Equity accounted investee
–
4 6
Asphacell GmbH and Co KG Equity accounted investee
34
– –
Oil Insurance Limited Unlisted equity security
–
– 14
Other related parties
121
66 113
559
558 396
Long term receivables
Merisol LP Equity accounted investee
45
42 66
Petlin (Malaysia) Sdn.Bhd Equity accounted investee
–
25 –
Spring Lights Gas (Pty) Limited Equity accounted investee
4
4 5
Oryx GTL Limited Equity accounted investee
29
– 8
Sasol Fibres (Pty) Limited Equity accounted investee
7
– –
Other
7
4 8
92
75 87
Payables
Sasol Dia Acrylates (Pty) Limited Equity accounted investee
55
72 32
Oryx GTL Limited Equity accounted investee
87
55 –
Sasol Huntsman GmbH and Co KG Equity accounted investee
13
8 8
Asphacell GmbH and Co KG Equity accounted investee
4
– –
Merisol LP Equity accounted investee
7
3 12
Oil Insurance Limited Unlisted equity security
–
– 14
Spring Lights Gas (Pty) Limited Equity accounted investee
–
– 18
Optimal Olefins Malaysia Sdn.Bhd Equity accounted investee
–
– 29
Other related parties
39
18 15
205
156 128

Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements (Continued)
30.
Post balance sheet events
The following developments have occurred subsequent to 30 June 2006:
On 30 June 2006, Sasol announced that the R1,45 billion Tshwarisano broad based black economic empowerment transaction had been successfully concluded. In terms of the agreement, Tshwarisano has, with effect from 1 July 2006, acquired a 25% shareholding in Sasol Oil (Pty) Limited. Sasol is providing considerable facilitation and support for Tshwarisano’s financing requirements.
The disposal of DPI Holdings (Pty) Limited was approved, and an agreement was signed for the sale of our
50% share to Dawn Limited for a consideration of R51 million. The transaction was approved by the South
African Competition Tribunal and became effective during October 2006.
Our acquisition of the remaining 40% shareholding of Sasol Dyno Nobel (Pty) Limited not owned by us was approved, and an agreement for the acquisition has been signed for a consideration of US$ 31 million.
Approval from the South African Competition Tribunal was obtained on 30 August 2006. The transaction became effective from 7 September 2006.
The 2006 budget presented by the Minister of Finance, South Africa, made reference to a task force being appointed to investigate a windfall tax which may affect Sasol. In response to a report by the National Treasury
Task Team, Sasol, on 10 August 2006, submitted a written submission assessing possible reforms to the fiscal regime applicable to windfall profits in South Africa’s liquid fuel energy sector, with particular reference to the synthetic fuel industry. Sasol participated in the public hearings held during August 2006. The task team handed their report containing their recommendations to the Minister of Finance on 26 September 2006. It is expected that the Minister of Finance’s decision will be announced in 2007.
At the general meeting held on 3 October 2006, shareholders approved that Sasol Limited acquire
60,111,477 Sasol Limited shares held by its subsidiary, Sasol Investment Company (Pty) Limited. Once repurchased, these shares were cancelled. Except for the related transaction costs, the repurchase and cancellation of these shares will have no effect on the consolidated financial position of the group. At the meeting of 3 October 2006, shareholders also approved that Sasol be granted the authority to acquire Sasol
Limited shares by way of a general repurchase. Both of these special resolutions were registered by the South
African Registrar of Companies on 5 October 2005.
On 26 September 2006, the South African Financial Services Board approved the Sasol Pension Fund
Surplus Apportionment Scheme. Had this approval been obtained prior to year end, the prepaid pension asset would have increased by R130 million.
F–103

(This page has been left blank intentionally)

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
TABLE 1 – COSTS INCURRED IN OIL AND GAS PROPERTY ACQUISITION, EXPLORATION,
AND DEVELOPMENT ACTIVITIES
Other
Mozambique
areas
Total
(Rand in millions)
Year ended 30 June 2004
Acquisition of unproved properties
– 1.6 1.6
Exploration 159.0 64.1 223.1
Development 654.4 104.4 758.8
Total costs incurred 813.4 170.1 983.5
Year ended 30 June 2005
Acquisition of unproved properties
– 86.8 86.8
Exploration 19.2 70.3 89.5
Development 58.9 57.0 115.9
Total costs incurred 78.1 214.1 292.2
Year ended 30 June 2006
Acquisition of unproved properties
6.4 3.2 9.6
Exploration 83.0 41.5 124.5
Development 97.0 93.9 190.9
Total costs incurred 186.4 138.6 325.0
G–1

G–2
Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements
TABLE 2 – CAPITALIZED COSTS RELATING TO OIL AND GAS PRODUCING ACTIVITIES
Other
Mozambique
areas
Total
(Rand in millions)
Year ended 30 June 2004
Proved properties
2,458.3 223.8 2,682.1
Producing wells and equipment 2,238.8 164.8 2,403.6
Support facilities and equipment 24.0 – 24.0
Non-producing wells and equipment 195.5 48.0 243.5
Other – 11.0 11.0
Unproved properties
Uncompleted and non-producing wells and equipment
– 30.5 30.5
Capitalised costs 2,458.3 254.3 2,712.6
Accumulated depreciation (28.6) (68.5) (97.1)
Net book value 2,429.7 185.8 2,615.5
Year ended 30 June 2005
Proved properties
2,508.2 311.8 2,820.0
Producing wells and equipment 2,333.8 253.6 2,587.4
Non-producing wells and equipment 174.4 58.2 232.6
Unproved properties
Uncompleted and non-producing wells and equipment
– 87.6 87.6
Capitalised costs 2,508.2 399.4 2,907.6
Accumulated depreciation (178.9) (107.2) (286.1)
Net book value 2,329.3 292.2 2,621.5
Year ended 30 June 2006
Proved properties
2,101.3 443.2 2,544.5
Producing wells and equipment 1,889.4 335.7 2,225.1
Non-producing wells and equipment 211.9 107.5 319.4
Unproved properties
Uncompleted and non-producing wells and equipment
6.4 99.6 106.0
Capitalised costs 2,107.7 542.8 2,650.5
Accumulated depreciation (308.1) (177.7) (485.8)
Net book value 1,799.6 365.1 2,164.7

Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements
TABLE 3 – RESULTS OF OPERATIONS FOR OIL AND GAS PRODUCING ACTIVITIES
Other
Mozambique
areas
Total
(Rand in millions)
Year ended 30 June 2004
Sales to unaffiliated parties
– 261.6 261.6
Transfers to affiliated parties 50.1 – 50.1
Total revenues 50.1 261.6 311.7
Production costs (36.3) (70.6) (106.9)
Foreign currency translation losses (28.3) – (28.3)
Exploration expenses (159.0) (64.1) (223.1)
Depreciation (28.5) (42.5) (71.0)
Other income/expenses (2.8) 6.8 4.0
Operating (loss)/profit (204.8) 91.2 (113.6)
Tax 99.5 (78.0) 21.5
Results of operations (105.3) 13.2 (92.1)
Year ended 30 June 2005
Sales to unaffiliated parties
3.1 392.5 395.6
Transfers to affiliated parties 445.1 – 445.1
Total revenues 448.2 392.5 840.7
Production costs (126.3) (76.0) (202.3)
Exploration expenses (42.4) (78.1) (120.5)
Depreciation (142.2) (48.3) (190.5)
Operating profit 137.3 190.1 327.4
Tax (48.2) (108.6) (156.8)
Results of operations 89.1 81.5 170.6
Year ended 30 June 2006
Sales to unaffiliated parties
98.5 550.0 648.5
Transfers to affiliated parties 588.0 – 588.0
Total revenues 686.5 550.0 1,236.5
Production costs (82.2) (89.4) (171.6)
Foreign currency translation gains 40.8 – 40.8
Exploration expenses (83.0) (40.3) (123.3)
Depreciation (171.4) (55.9) (227.3)
Operating profit 390.7 364.4 755.1
Tax (81.5) (158.4) (239.9)
Results of operations 309.2 206.0 515.2
G–3

G–4
Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements
TABLE 4 – PROVED RESERVE QUANTITY INFORMATION
Crude Oil and Condensate
Natural Gas
Other
Other
Mozambique
areas
Total
Mozambique
areas
Total
Millions of barrels
Billions of cubic feet
Proved developed and undeveloped reserves
First estimate
– 9.2 9.2 1,445.0 – 1,445.0
Production – (1.5) (1.5) (7.0) – (7.0)
Balance at 30 June 2004 – 7.7 7.7 1,438.0 – 1,438.0
Revisions 7.5 2.7 10.2 (24.9) – (24.9)
Extensions and discoveries – 1.0 1.0 – – –
Production (0.2) (1.6) (1.8) (45.2) – (45.2)
Balance at 30 June 2005 7.3 9.8 17.1 1,367.9 – 1,367.9
Revisions 0.3 0.2 0.5 (6.7) – (6.7)
Extensions and discoveries 0.1 – 0.1 – – –
Production (0.4) (1.4) (1.8) (55.1) – (55.1)
Balance at 30 June 2006 7.3 8.6 15.9 1,306.1 – 1,306.1
Proved developed reserves
At 30 June 2004
– 4.3 4.3 375.0 – 375.0
At 30 June 2005 3.1 4.7 7.8 385.7 – 385.7
At 30 June 2006 3.1 3.0 6.1 373.5 – 373.5
The table above records estimates of the reserve quantities held by Sasol, through its various operating entities under Sasol Petroleum International (Pty) Limited.
The company currently has reserves in two fields:
In Gabon, the company holds a 27.75% non-operated interest in the offshore Etame field. An internally determined assessment of oil reserves was conducted during April 2006. As the license held over this property is a Production Sharing Contract, reserves reported represent the net economic interest volumes attributable to the company, after deduction for royalties, grossed up for income taxes.
In Mozambique, the company holds a 70% operated interest in the Pande and Temane gas fields. An internally determined assessment of gas reserves was conducted during April 2006. In respect of Mozambican gas the standard pressure base used is 14.70 Psia and the standard temperature is 59°F in accordance with the specifications set by the Government of Mozambique. Reserves reported represent the net economic interest volumes attributable to the company, after deduction of production tax. Additionally, the volumes booked are restricted to the take-or-pay quantities defined in the gas sales agreement for the 25-year term. A phased approach to field development has been followed and only the Temane field has currently been developed. It is planned to commence with the development of the Pande field in 2007 and subsequently bringing it into production.

Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements
NOTES & DEFINITIONS
The definitions of categories of reserves used in this disclosure are consistent with those set forth in the regulations of the Securities and Exchange Commission:
Proved Reserves–Those quantities of crude oil, natural gas, and natural gas liquids which, upon analysis of geologic and engineering data, appear with reasonable certainty to be recoverable in the future from known oil and gas reservoirs under existing economic and operating conditions i.e. prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions. Proved reserves are limited to those quantities of oil and gas which can be expected, with little doubt, to be recoverable commercially at current prices and costs, under existing regularity practices and with existing conventional equipment and operating methods. Depending upon their status of development, such proved reserves are subdivided into “proved developed reserves” and “proved undeveloped reserves”.
Proved Developed Reserves–Reserves which can be expected to be recovered through existing wells with existing equipment and operating methods.
Proved Undeveloped Reserves–Reserves which are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.
TABLE 5 – STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS
Other
Mozambique
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
Future income taxes (2,878.8) (942.6) (3,821.4)
Undiscounted future net cash flows 7,841.9 1,410.9 9,252.8
10% annual discount for timing of estimated cash flows (4,794.6) (448.9) (5,243.5)
Standardized measure of discounted future net cash flows 3,047.3 962.0 4,009.3
Year ended 30 June 2006
Future cash inflows
15,767.5 4,215.2 19,982.7
Future production costs (2,098.1) (1,411.3) (3,509.4)
Future development costs (1,619.8) (194.1) (1,813.9)
Future income taxes (3,181.6) (1,066.9) (4,248.5)
Undiscounted future net cash flows 8,868.0 1,542.9 10,410.9
10% annual discount for timing of estimated cash flows (5,303.4) (483.2) (5,786.6)
Standardized measure of discounted future net cash flows 3,564.6 1,059.7 4,624.3
G–5

G–6
Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements
The standardized measure of discounted future cash flows, related to preceding proved oil and gas reserves, is calculated in accordance with the requirements of FAS 69. Estimated future cash inflows from production are computed by applying year-end prices and year-end quantities of estimated net proved reserves. Future development and production costs are those estimated future expenditures necessary to develop and produce year-end estimated proved reserves based on year-end cost indices, assuming continuation of year-end economic conditions. Estimated future income taxes are calculated by applying appropriate year-end statutory tax rates.
The information provided does not represent management’s estimate of the companies expected future cash flows or value of proved oil and gas reserves. Estimates of proved reserve quantities shall change over time as new information becomes available. Moreover, probable and possible reserves, which may become proved in the future, are excluded from the calculations. The arbitrary valuation prescribed under SFAS 69 requires assumptions as to the timing of future development and production costs. The calculations are made as of each fiscal year-end and should not be relied upon as an indication of the companies’ future cash flows or value of their oil and gas reserves.
TABLE 6 – CHANGES IN THE STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET
CASH FLOWS
Other
Mozambique
areas
Total
(Rand in millions)
Present value at 1 July 2003 – – –
Net changes for the year 2,544.0 550.6 3,094.6
First estimation 2,544.0 550.6 3,094.6
Present value at 30 June 2004 2,544.0 550.6 3,094.6
Net changes for the year 503.3 411.4 914.7
Sales and transfers of oil and gas produced, net of production costs (321.7) (281.6) (603.3)
Development costs incurred 58.9 57.0 115.9
Extensions, discoveries and improved recovery less related costs – 154.4 154.4
Revisions of previous quantity estimates 773.6 277.9 1,051.5
Net changes in prices, net of production costs 440.8 541.1 981.9
Changes in estimated development costs (203.7) 8.6 (195.1)
Accretion of discount 283.6 76.5 360.1
Net change in income tax (539.2) (420.2) (959.4)
Others 11.0 (2.3) 8.7
Present value at 30 June 2005 3,047.3 962.0 4,009.3
Net changes for the year 517.3 97.7 615.0
Sales and transfers of oil and gas produced, net of production costs (600.3) (464.8) (1,065.1)
Development costs incurred 57.3 91.1 148.4
Revisions of previous quantity estimates and timing 108.2 (11.3) 96.9
Net changes in prices, net of production costs 1,404.5 464.4 1,868.9
Changes in estimated development costs (323.8) (82.8) (406.6)
Change due to interest sold (306.3) – (306.3)
Accretion of discount 387.9 159.6 547.5
Net change in income tax (207.0) (79.6) (286.6)
Others (3.2) 21.1 17.9
Present value at 30 June 2006 3,564.6 1,059.7 4,624.3

ITEM 19.
EXHIBITS
1.1 Memorandum of associations of Sasol Limited *
1.2 Articles of association of Sasol Limited *
4.1 Management Share Incentive Scheme *
8.1 List of subsidiaries
12.1 Certification of Lawrence Patrick Adrian Davies, chief executive of Sasol Limited pursuant of Section 302 of the Sarbanes-Oxley Act of 2002
12.2 Certification of Kandimathie Christine Ramon chief financial officer of Sasol Limited pursuant of
Section 302 of the Sarbanes-Oxley Act of 2002
13.1 Certification of Lawrence Patrick Adrian Davies, chief executive of Sasol Limited and Kandimathie
Christine Ramon, chief financial officer of Sasol Limited pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
*Incorporated by reference to our registration statement on Form 20-F filed on 6 March 2003.
H–1

H–2
SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.
SASOL LIMITED
By:/s/ KANDIMATHIE
CHRISTINE RAMON
Kandimathie Christine Ramon
Chief Financial officer
Date: 27 October 2006

GLOSSARY OF TERMS
Acetic acid
The chemical compound acetic acid, systematically called
ethanoic acid. Acetic acid is a carboxylic acid with chemical formula C
2
H
4
O
2
, also written as H
3
C-COOH to reflect its
chemical structure. In pure form it has an ice crystal form, which is called
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
H–3

H–4
Ammonia
A compound of nitrogen and hydrogen and used amongst others
for the production of fertilizers, explosives and nitrogen-
containing acids such as nitric acids.
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
Calcium cyanide Is a mining reagent used in the recovery of gold.

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
Coke
A brittle, solid, black, lightweight, hydrocarbon material, nearly pure carbon, left as a residual, after the volatiles and most of the non-combustibles have been removed from coal.
H–5

H–6
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
Continuous miner
A remote-controlled vehicle used in an underground coal mine to cut and remove coal from the coalface with the aid of a spiked, rotating cutting drum.
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
Dolerite dykes and sills
The igneous intrusions (cross cutting the strata–dykes, and
partially conformable to the strata–sills) in the strata related to the emplacement of the basaltic lavas of the Lesotho Basalt
Formation during the break up of the Gondwanaland super
continent about 145 million years ago.
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
H–7

H–8
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
Krypton/xenon
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
H–9

H–10
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
Polyethylene
A macromolecule consisting of a long chain of ethylene
molecules. It can be composed of straight-chain molecules (in a line formation), which provide a dense material known as high-
density polyethylene, or of branched chain molecules (in a
branch formation) that yield a product called low-density
polyethylene. Used in a broad range of applications e.g. wire and cable coatings, pipe and molded fittings and packaging in
especially the food industry.
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
H–11

H–12
Reclaimers
Large automated machines that consist of a rotating drum which picks up coal laid out on a pad in an orderly fashion and places that coal on a conveyor belt. Normally reclaimers will reclaim coal at a constant rate.
Recordable case rate
The recordable case rate (RCR) is the standard international measure for reporting work-related injuries and illnesses and other safety incidents resulting in injury. The RCR is the number of fatalities, lost workdays, restricted work cases, transfer to another job cases and medical treatments beyond first-aid cases for every 200,000 employee hours worked, on a 12 month rolling average basis.
Reform
Rearrangement or composition of hydrocarbon gases or low-
octane petroleum fractions by heat and pressure, often in the presence of a catalyst. Steam reforming of natural gas is an important method of producing hydrogen.
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
km
2
square kilometer
m
2
square meter
m
3
cubic meter
kg kilogram
t tons or tones
kt kilotons
Mt million tons
tpa tons per annum
ktpa kilotons per annum
Mtpa million tons per annum
b barrels
bpd barrels per day
cf cubic feet
mg/m
3
milligrams per meters cubed
ppm parts per million
GJ gigajoules
MGJ/a million gigajoules per annum
bcf billion cubic feet
Vertical diamond drilling
The drilling of a drill hole using a diamond impregnated drill bit to acquire drill core for the entire length of the drill hole.
Therefore a continuous sample of the rock mass is obtained over the mineral bearing strata.
Zeolite
A chemical substance consisting of silica and aluminum
extensively used as a water-softener and a detergent component.
H–13

(This page has been left blank intentionally)

M–1

M–2
LOCALITY PLAN 1

LOCALITY PLAN 2
M–3

M–4
LOCALITY PLAN 3

M–5

Exhibit 8.1
LIST OF SUBSIDIARIES
Name
Nature of business
Country of incorporation
Interest %
Sasol Mining (Pty) Limited Coal mining activities South Africa 100
Sasol Synfuels (Pty) Limited Production of liquid fuels, gases, South Africa 100 chemical products and the refing
of tar acids
Sasol Technology (Pty) Engineering services, research and South Africa 100
Limited
development and technology
transfer
Sasol Financing (Pty) Limited    Management of cash resources, South Africa 100
investment and procurement
of loans
Sasol Investment Company Holding company of the group’s South Africa 100
(Pty) Limited foreign investments
Sasol Chemical Industries Production and marketing of South Africa 100
Limited
mining explosives, gases,
petrochemicals, fertilizers
Sasol Gas Holdings (Pty) Holding company of the group’s South Africa 100
Limited gas interests
Sasol Oil (Pty) Limited Marketing of fuels and lubricants South Africa 100
Chemcity (Pty) Limited Supporting empowered SMMEs South Africa 100 required to enable them to thrive
in the chemical industry
Republic of Mozambique Owning and operating of the South Africa 100
Pipeline Investment natural gas transmission pipeline
Company (Pty) Limited
between Temane in Mozambique
and Secunda in South Africa for
the transportation of natural gas
produced in Mozambique to
markets in Mozambique and
South Africa
Sasol Chemical Holdings Investment in the Sasol South Africa 100
International (Pty) Limited Chemie group
Sasol Chemicals Europe Marketing and distribution of United Kingdom 100
Limited chemical products
Sasol Chemicals Pacific Marketing and distribution of Hong Kong 100
Limited chemical products
Sasol-Chem Inc. Marketing and distribution United States 100 of chemical products
Surfactants GmbH

Name
Nature of business
Country of incorporation
Interest %
Sasol Chemie GmbH and Co.    Investment in the Sasol Germany
Germany 100
KG GmbH and Sasol Olefins and
Sasol Financing Management of cash resources, Isle of Man 100
International plc
investment and procurement
of loans
Sasol Gas Limited Marketing, distribution and South Africa 100 transportation of pipeline gas and
the maintenance and operation
of pipelines used for the
transportation of various types
of gas
Sasol Germany GmbH Production, marketing and Germany 100
distribution of olefin and
surfactant products
Sasol Italy SpA Manufacturing, trading and Italy 100
transportation of oil products,
petrochemicals and chemical
products and derivatives
Sasol North America Inc Manufacturing of commodity United States 100 and special chemicals
Sasol Oil International Buying and selling of crude oil Isle of Man 100
Limited
Sasol Petroleum International Exploration, production, marketing South Africa 100
(Pty) Limited
and distribution of petroleum
and natural gas
Sasol Polymers International Holding company of Sasol South Africa 100
Investments (Pty) Limited Polymers’ foreign investments
Sasol Synfuels International Develop and implement South Africa 100
(Pty) Limited
international GTL and CTL
ventures
Sasol Wax International Holding company of the Germany 100
Aktiengesellschaft Sasol Wax operations
Sasol Wax GmbH Production, marketing and South Africa 100
distribution of waxes and
wax related products
Sasol Wax (SA) (Pty) Limited Production, marketing and South Africa 100 distribution of waxes and
wax related products
Tosas Beherend (Pty) Limited Investment holding company South Africa 70
National Petroleum Refiners Refining of crude oil South Africa 64 of South Africa (Pty) Limited

INCORPORATED JOINTLY CONTROLLED ENTITIES
Name
Nature of business
Country of incorporation
Interest %
Sasol Dia Acrylates (South Production of acrylic acid South Africa 75
Africa) (Pty) Limited and acrylates
Sasol Dia Acrylates (Pty) Marketing of acrylic acid and South Africa 50
Limited acrylates
Arya Sasol Polymer Company  Production of polyethylene Iran 50
DPI Holdings (Pty) Limited Holding company of DPI group South Africa 50 which manufactures and markets
plastic piping systems
Merisol LP Production, marketing and United States 50
distribution of phenolics
Sasol Chevron Holdings Holding company of the group’s Bermuda 50
Limited
joint venture interests with
Chevron corporation
Sasol-Huntsman GmbH Production and marketing of Germany 50
& Co KG maleic anhydride
Namibia Liquid Fuels Marketing and distribution of Namibia 49
(Pty) Limited petroleum products
Oryx GTL Limited (Q.S.C.) Manufacturing and marketing Qatar 49 of synthetic fuels from gas
Spring Lights Gas Marketing of pipeline gas in South Africa 49
(Pty) Limited the Durban South area
Petlin (Malaysia) Sdn. Bhd Manufacturing and marketing Malaysia 40 of low-density polyethylene
pellets