Form 20-F
period 2007-06-30
SASOL LTD
filed 2007-11-21
CIK 314590

QuickLinks -- Click here to rapidly navigate through this document

As filed with the Securities and Exchange Commission on 21 November 2007

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934—for the year ended 30 June 2007
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 001-31615

Sasol Limited
(Exact name of registrant as Specified in its Charter)

Republic of South Africa
(Jurisdiction of Incorporation or Organization)

1 Sturdee Avenue, Rosebank 2196
South Africa
(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
American Depositary Shares Ordinary Shares of no par value*	New York Stock Exchange New York Stock Exchange
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

612,776,556 ordinary shares of no par value

        Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes ☒ No ☐

        If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes ☐ No ☒

        Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes ☒ No ☐

        Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒    Accelerated filer ☐    Non-accelerated filer ☐

        Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐    Item 18 ☒

        If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes ☐ No ☒

ITEM 10.	ADDITIONAL INFORMATION		212
	10.A	Share capital	212
	10.B	Memorandum and articles of association	212
	10.C	Material contracts	217
	10.D	Exchange controls	217
	10.E	Taxation	219
	10.F	Dividends and paying agents	224
	10.G	Statement by experts	224
	10.H	Documents on display	225
	10.I	Subsidiary information	225
ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK		226
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES		229
PART II			230
ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES		230
ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS		231
ITEM 15.	CONTROLS AND PROCEDURES		232
ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT		234
ITEM 16B.	CODE OF ETHICS		235
ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES		236
ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES		237
ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS		237
PART III			239
ITEM 17.	FINANCIAL STATEMENTS		239
ITEM 18.	FINANCIAL STATEMENTS		240
ITEM 19.	EXHIBITS		H-1
GLOSSARY OF TERMS			H-3
LOCATION MAPS			M-1

PRESENTATION OF INFORMATION

        We are incorporated in the Republic of South Africa as a public company under South African Company law. Our consolidated financial statements included in our corporate filings in South Africa were prepared in accordance with International Financial Reporting Standards (IFRS), as approved by the International Accounting Standards Board for the financial years ended 30 June 2003, 2004, 2005, 2006 and 2007.

        For purposes of this annual report on Form 20-F, we have prepared our consolidated financial statements in accordance with IFRS and net income and shareholders' equity have been reconciled to accounting principles as generally accepted in the United States of America (US GAAP). Our consolidated financial statements for each of the financial years ended 30 June 2003, 2004, 2005, 2006 and 2007 have been audited.

        As used in this Form 20-F:

    •
    "rand" or "R" means the currency of the Republic of South Africa;

    •
    "US dollars", "dollars", "US$" or "$" means the currency of the United States;

    •
    "euro" or "€" means the common currency of the member states of the European Monetary Union;

    •
    "GBP" means British Pound Sterling, the currency of the United Kingdom;

    •
    "JPY" means Japanese Yen, the currency of Japan; and

    •
    "AUD" means Australian dollar, the currency of Australia.

        We present our financial information in rand, which is our reporting currency. Solely for your convenience, this Form 20-F contains translations of certain rand amounts into US dollars at specified rates. These rand amounts do not represent actual US dollar amounts, nor could they necessarily have been converted into US dollars at the rates indicated. Unless otherwise indicated, rand amounts have been translated into US dollars at the rate of R6.92 per US dollar, which was the noon buying rate for customs purposes of the rand as reported by the Federal Reserve Bank of New York on 28 September 2007.

        All references in this Form 20-F to "years" refer to the financial years ended on 30 June. Any reference to a calendar year is prefaced by the word "calendar".

        Besides applying barrels (b) and cubic feet (cf) for reporting oil and gas reserves and production, Sasol applies the Système International (SI) metric measures for all global operations. A ton or tonne denotes one metric ton equivalent to 1,000 kilograms (kg). Sasol's reference to metric tons should not be confused with an imperial ton equivalent to 2,240 pounds (or about 1,016 kg). Barrels per day or bpd is used to refer to our oil and gas production.

        All references to billions in this Form 20-F are to thousands of millions.

        All references to the "group", "us", "we", "our", "the company", or "Sasol" in this Form 20-F are to Sasol Limited, its group of subsidiaries and its interests in associates and joint ventures. All references in this Form 20-F are to Sasol Limited or the companies comprising the group, as the context may require. All references to "(Pty) Limited" refers to (Proprietary) Limited, a form of corporation in South Africa which restricts the right of transfer of its shares, limits the number of members and prohibits the public offering of its shares.

        All references in this Form 20-F to "South Africa" and "the government" are to the Republic of South Africa and its government. All references to the "JSE" are to the JSE Limited, the securitues exchange of our primary listing. All references to "SARB" refer to the South African Reserve Bank, all references to "PPI" and "CPI" refer to the Producer Price Index and Consumer Price Index, respectively, which are a measure of inflation in South Africa. All references to "GTL" and "CTL" refer to our gas-to-liquids and coal-to-liquids processes, respectively.

        Certain industry terms used in this Form 20-F are defined in the Glossary of Terms.

        Unless otherwise stated, presentation of financial information in this annual report on Form 20-F will be in terms of IFRS. Our discussion of business segment results, which is also in accordance with IFRS, follows the basis used by the Group Executive Committee (GEC) (the company's chief operating decision maker) for segmental financial decisions, resource allocation and performance assessment, it forms the accounting basis for segmental reporting that is disclosed to the investing and reporting public.

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

  •
  statements regarding our existing or anticipated investments (including the gas-to-liquid (GTL) projects in Qatar and Nigeria, the Arya Sasol Polymer Project, the potential development of two coal-to-liquid (CTL) projects in China and other investments), acquisitions of new businesses or the disposition of existing businesses;

  •
  statements regarding our estimated oil, gas and coal reserves;

  •
  statements regarding the probable future outcome of the litigation and the future development in legal and regulatory matters, including initiatives for the economic empowerment of historically disadvantaged South Africans;

  •
  statements regarding future fluctuations in refining margins and crude oil, natural gas and petroleum product prices;

  •
  statements regarding the demand and cyclicality of petrochemical product prices;

  •
  statements regarding changes in the manufacturers' fuel pricing mechanism in South Africa and their effects on fuel prices, our operating results and profitability;

  •
  statements regarding future fluctuations in exchange and interest rates;

  •
  statements regarding our plans to expand the South African retail and commercial markets for liquid fuels;

  •
  statements regarding our current or future products and anticipated customer demand for these products;

  •
  statements regarding acts of war, terrorism or other events that may adversely affect the group's operations or that of key stakeholders to the group; and

  •
  statements of assumptions underlying such statements.

        Words such as "believe", "anticipate", "expect", "intend", "seek", "will", "plan", "could", "may", "endeavour" and "project" and similar expressions are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements.

        By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that the predictions, forecasts, projections and other forward-looking statements will not be achieved. If one or more of these risks materialise, or should underlying assumptions prove incorrect, our actual results may differ materially from those anticipated in this Form 20-F. You should understand that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include among others, and without limitation:

  •
  the outcomes in developing regulatory matters and the effect of changes in regulation and government policy;

  •
  the political, social and fiscal regime and economic conditions and developments in the world, especially in those countries in which we operate;

  •
  our ability to maintain key customer relations in important markets;

  •
  our ability to improve results despite increased levels of competitiveness;

  •
  the continuation of substantial growth in significant developing markets, such as China;

  •
  the ability to benefit from our capital expenditure programme;

  •
  the capital cost of projects (including material, engineering and construction cost);

  •
  growth in significant developing areas of our business;

  •
  changes in the demand for and international prices of crude oil, petroleum and chemical products and changes in foreign currency exchange rates;

  •
  the ability to gain access to sufficient competitively priced gas and coal reserves;

  •
  our success in continuing technological innovation;

  •
  our ability to maintain sustainable earnings despite fluctuations in foreign currency exchange rates and interest rates;

  •
  our ability to attract and retain sufficient skilled employees; and

  •
  our success at managing the risks of the foregoing.

        The foregoing list of important factors is not exhaustive; when relying on forward-looking statements to make investment decisions, you should carefully consider the foregoing factors and other uncertainties and events. Such forward-looking statements apply only as of the date on which they are made and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

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

        In addition, substantially all of our assets and the assets of our directors and officers are located outside the United States. As a result, you may not be able to enforce against us or our directors and officers judgements obtained in United States courts predicated on the civil liability provisions of the federal securities laws of the United States.

        A foreign judgement is not directly enforceable in South Africa, but constitutes a cause of action which will be enforced by South African courts provided that:

  •
  the court which pronounced the judgement has jurisdiction to entertain the case according to the principles recognised by South African law with reference to the jurisdiction of foreign courts;

  •
  the judgement is final and conclusive, that is, it cannot be altered by the court which pronounced it;

  •
  the judgement has not been prescribed;

  •
  the recognition and enforcement of the judgement by South African courts would not be contrary to public policy, including observance of the rules of natural justice which require that the documents initiating the proceeding were properly served on the defendant and that the defendant was given the right to be heard and represented by counsel in a free and fair trial before an impartial tribunal;

  •
  the judgement was not obtained by fraudulent means;

  •
  the judgement does not involve the enforcement of a penal or revenue law; and

  •
  the enforcement of the judgement is not otherwise precluded by the provisions of the Protection of Businesses Act 99 of 1978, as amended, of the Republic of South Africa.

        It is the policy of South African courts to award compensation for the loss or damage actually sustained by the person to whom the compensation is awarded. Although the award of punitive damages is generally unknown to the South African legal system that does not mean that such awards are necessarily contrary to public policy. Whether a judgement was contrary to public policy depends on the facts of each case. Exorbitant, unconscionable, or excessive awards will generally be contrary to public policy. South African courts cannot enter into the merits of a foreign judgement and cannot act as a court of appeal or review over the foreign court. South African courts will usually implement their own procedural laws and, where an action based on an international contract is brought before a South African court, the capacity of the parties to the contract will usually be determined in accordance with South African law. It is doubtful whether an original action based on United States federal securities law can be brought before South African courts. A plaintiff who is not resident in South Africa may be required to provide security for costs in the event of proceedings being initiated in South Africa. Furthermore the Rules of the High Court of South Africa require that documents executed outside South Africa must be authenticated for the purpose of use in South Africa.

PART I

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

        Not applicable.

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM 3.    KEY INFORMATION

3.A    Selected financial data

        The following information should be read in conjunction with "Item 5.—Operating and Financial Review and Prospects" and the consolidated financial statements, the accompanying notes and other financial information included elsewhere in this annual report on Form 20-F.

        The IFRS financial data set forth below for the years ended as at 30 June 2007 and 2006 and for each of the years in the three-year period ended 30 June 2007 have been derived from our audited consolidated financial statements included in Item 18 of this annual report on Form 20-F.

        Financial data at 30 June 2005, 2004 and 2003 have been derived from the group's previously published audited consolidated financial statements not included in this document.

        The financial data at 30 June 2007 and 2006 and for each of the years in the three-year period ended 30 June 2007 should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements.

        The audited consolidated financial statements from which the selected consolidated financial data set forth below have been derived were prepared in accordance with International Financial Reporting Standards (IFRS), as approved by the International Accounting Standards Board, and net income and shareholders' equity have been reconciled to accounting principles generally accepted in the United States of America (US GAAP), which differs in some respects from IFRS. For a discussion of the principal differences between IFRS and US GAAP, see "Item 5.A "Principal Differences Between IFRS and US GAAP" and Note 67 to our consolidated financial statements.

	Year ended
	30 June 2003 restated	30 June 2004 restated	30 June 2005 restated	30 June 2006 restated	30 June 2007	30 June(1) 2007
	(Rand in millions)					(US$ in millions)
	(except per share information and weighted average shares in issue)
Income Statement data:
IFRS
Turnover	64,555	60,151	69,239	82,395	98,127	14,180
Operating profit	11,767	9,168	14,386	17,212	25,621	3,702
Earnings attributable to shareholders(3)	7,674	5,795	9,449	10,406	17,030	2,461
US GAAP
Turnover	63,769	58.808	67,427	80,466	95,831	13,848
Operating profit	11,011	8,739	14,865	17,911	24,135	3,488
Earnings attributable to shareholders(3)	7,344	5,358	9,719	11,299	16,765	2,423
Per share information (Rand and US$):
IFRS
Basic earnings per share	12.59	9.50	15.39	16.78	27.35	3.95
Diluted earnings per share(5)	12.39	9.40	15.22	16.51	27.02	3.90
Dividends per share(2)	450	450	540	710	900	130
US GAAP
Basic earnings per share	12.06	8.78	15.83	18.22	26.93	3.89
Diluted earnings per share	11.85	8.70	15.65	17.93	26.60	3.84
Weighted average shares in issue (in millions):
Average shares outstanding—basic	609.3	610.0	613.8	620.0	622.6	622.6
Average shares outstanding—diluted(5)	619.6	616.2	620.9	630.2	630.3	630.3
Balance Sheet data:
IFRS
Total assets(4)	69,619	73,346	88,178	103,158	119,065	17,206
Total shareholders' equity	33,818	35,400	44,006	52,984	63,269	9,143
Share capital	2,783	2,892	3,203	3,634	3,628	524
US GAAP
Total assets(4)	67,905	68,765	80,428	93,888	110,134	15,915
Total shareholders' equity	32,793	33,669	40,945	50,668	60,764	8,781
Share capital	2,842	2,976	3,356	4,414	4,594	664

(1)
Translations into US dollars in this table are for convenience only and are computed at the noon buying rate of the Federal Reserve Bank of New York on 28 September 2007 of R6.92 per US dollar. You should not view such translations as a representation that such amounts represent actual US dollar amounts.

(2)
Includes the final dividend which was declared subsequent to the balance sheet date and is presented for information purposes only. No provision for this final dividend has been recognised.

(3)
The income statement has been restated for the effect of the reclassification of Sasol Olefins and Surfactants (O&S) as a continuing operation.

(4)
The comparative periods have been restated for the effects of a change in accounting policy and the reclassification of assets under construction from property, plant and equipment and other intangible assets.

(5)
The diluted weighted average number of shares has been restated to include the effect of the fair value of the services to be received in the future from participation in the Sasol Share Incentive Scheme (see Item 18—Financial Statements—note 4.1).

Exchange rate information

        The following table sets forth certain information as published by the Federal Reserve Bank of New York with respect to the noon buying rate of US dollars in terms of rand for the years shown:

Rand per US dollar for the year ended 30 June or the respective month	Average(1)	High	Low
2003	9.04	10.90	7.18
2004	6.88	7.80	6.17
2005	6.21	6.92	5.62
2006	6.41	7.43	5.99
2007	7.20	7.88	6.74
2008(2)	7.10	7.50	6.81
April 2007	7.09	7.30	6.90
May 2007	7.02	7.23	6.86
June 2007	7.16	7.36	7.02
July 2007	6.97	7.15	6.81
August 2007	7.22	7.50	7.02
September 2007(2)	7.10	7.25	6.88

(1)
The average exchange rates for each full year are calculated using the average exchange rate on the last day of each month during the period. The average exchange rate for each month is calculated using the average of the daily exchange rates during the period.

(2)
Through 28 September 2007.

3.B    Capitalisation and indebtedness

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

        During 2007, the rand/US dollar exchange rate averaged R7.20 and fluctuated between the high of R7.88 and the low of R6.74. This compares to an average exchange rate of R6.41 during the 2006 financial year, which fluctuated between the high of R7.43 and the low of R5.99. The rand exchange rate is impacted by various international and South African economic and political factors. Subsequent to 30 June 2007, the rand has on average strengthened marginally against the US dollar and Euro.

        In addition, although the exchange rate of the rand is primarily market-determined, its value at any time may not be an accurate reflection of its underlying value, due to the potential effect of, among other factors, exchange controls. For more information regarding exchange controls in South Africa see "Item 10.D—Exchange controls".

        We use derivative instruments to protect us against adverse movements in exchange rates on certain transactional risks in accordance with our group hedging policies see "Item 11—Quantitative and qualitative disclosures about market risk".

Fluctuations in refining margins and crude oil, natural gas and petroleum product prices may adversely affect our business, operating results, cash flows and financial condition

        Market prices for crude oil, natural gas and petroleum products may fluctuate as they are subject to local and international supply and demand fundamentals and factors over which we have no control. Worldwide supply conditions and the price levels of crude oil may be significantly influenced by international cartels, which control the production of a significant proportion of the worldwide supply of crude oil, and by political developments, especially in the Middle East. Other factors which may influence the aggregate demand and hence affect the markets and prices for petroleum products in regions which influence South African fuel prices through the Basic Fuel Price (BFP) price formula (used for the calculation of the refinery gate price of petroleum products in South Africa) and/or where we market these products, may include changes in economic conditions, the price and availability of substitute fuels, changes in product inventory, product specifications and other factors. In recent years, prices for petroleum products have fluctuated widely.

        During 2007 the dated brent crude oil price averaged US$63.95/b and fluctuated between the high of US$78.70/b and the low of US$50.67/b. This compares to an average dated brent crude oil price of US$62.45/b during the 2006 financial year.

        A substantial proportion of our turnover is derived from sales of petroleum and petrochemical products. Through our equity participation in the National Petroleum Refiners of South Africa (Pty) Limited (Natref) crude oil refinery, we are exposed to fluctuations in refinery margins resulting from differing fluctuations in international crude oil and petroleum product prices. We are also exposed to changes in absolute levels of international petroleum product prices through our synthetic fuels and oil operations. Fluctuations in international crude oil prices affect our results mainly through their indirect effect on the BFP price formula, see "Item 4.B—Business overview—Sasol Synfuels" and "Sasol Oil", as well as the impact on oil derived feedstock. Prices of petrochemical products and natural gas are also affected by fluctuations in crude oil prices.

        Fluctuations in the price of crude oil and petroleum products can have a material adverse effect on our business, operating results, cash flows and financial condition.

        We use derivative instruments to protect us against day-to-day US dollar oil price and rand to US dollar exchange rate fluctuations affecting the acquisition cost of our crude oil needs. During the course of the 2007 financial year, we have again hedged a portion of our synthetic fuel production against falling oil prices in respect of the 2008 financial year. See "Item 11—Quantitative and qualitative disclosures about market risk".

        While the use of these instruments may provide some protection against short-term fluctuations in crude oil prices it does not protect us against longer term fluctuations in crude oil prices or differing trends between crude oil and petroleum product prices.

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

Cyclicality in petrochemical product prices may adversely affect our business, operating results, cash flows and financial condition

        The demand for chemicals and especially products such as solvents, olefins, surfactants, fertilisers and polymers is cyclical. Typically, higher demand during peaks in the industry business cycles leads producers to increase their production capacity. Although peaks in the business cycle have been characterised by increased selling prices and higher operating margins, in the past such peaks have led to overcapacity and supply exceeding demand growth. Low periods in the business cycle are then characterised by decreasing prices and excess capacity, which can depress operating margins and may result in operating losses. We believe that some areas within the chemicals industry currently show overcapacity with the possibility of further capacity additions in the next few years. We cannot assure you that future growth in demand will be sufficient to absorb current overcapacity or future capacity additions without downward pressure on prices of chemical products. Such pressure may have a material adverse effect on our business, operating results, cash flows and financial condition.

We may not be able to exploit technological advances quickly and successfully

        Most of our operations, including the gasification of coal and the manufacture of synfuels and petrochemical products, are highly dependent on the development and use of advanced technologies. The development, commercialisation and integration of the appropriate advanced technologies can affect, among other things, the competitiveness of our products, the continuity of our operations, our feedstock requirements and the capacity and efficiency of our production.

        It is possible that new technologies or novel processes may emerge and that existing technologies may be further developed in the fields in which we operate. Unexpected rapid advances in employed technologies or the development of novel processes can affect our operations and product ranges in that they could render the technologies we utilise or the products we produce obsolete or less competitive in the future. Difficulties in accessing new technologies may impede us from implementing them and competitive pressures may force us to implement these new technologies at a substantial cost. Examples of new technologies which may in the future affect our business include the following:

  •
  The development and commercialisation of non-hydrocarbon-dependent energy carrier technologies, including the further development of fuel cells or the large scale broadening of the application of electricity to drive motor vehicles. These may be disruptive to the use of hydrocarbon and refined crude oil-derived fuels.

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

        We cannot predict the effect of these or other technological changes or the development of novel processes on our business or on our ability to provide competitive products. Our ability to compete will depend on our timely and cost-effective implementation of new technological advances. It will also depend on our success in commercialising these advances in spite of competition we face by patents registered by our competitors.

        In addition to the technological challenges, a large number of our expansion projects are integrated across a number of Sasol businesses. Problems with the development of an integrated project might accordingly have an impact on more than one Sasol business.

        If we are unable to implement new technologies in a timely or cost-efficient manner, or penetrate new markets in a timely manner in response to changing market conditions or customer requirements, we could experience a material adverse effect on our business, operating results, cash flows and financial condition.

Our GTL and CTL projects may not prove sufficiently viable or as profitable as planned

        We have constructed a gas-to-liquids (GTL) plant in Qatar and are in the process of developing one in Nigeria. In addition, we are considering opportunities for further GTL and coal-to-liquids (CTL) investments in other areas of the world. The development of these projects, both solely or through joint ventures, is a capital-intensive process and requires us to commit significant capital expenditure and devote considerable management resources in utilising our existing experience and know-how, especially in connection with Fischer-Tropsch synthesis technologies.

        See "Item 4.B—Business overview—Sasol Synfuels International". The process used and the products developed by these projects may also give rise to patent risks in connection with the use of our GTL and CTL technologies. See below, "Intellectual property risks may adversely affect our products or processes and our competitive advantage".

        We consider the development of our GTL and CTL projects as a major part of our strategy for future growth and believe that GTL and CTL fuels will in time develop to become an efficient and widely used alternative and/or supplement to conventional liquid fuels. In assessing the viability of our GTL and CTL projects, we make a number of assumptions relating to specific variables, mainly including:

  •
  access to sufficient competitively priced gas or coal reserves;

  •
  prices of crude oil, petroleum products and gas;

  •
  fluctuations in the exchange rate of the US dollar against the rand;

  •
  fluctuations in interest rates;

  •
  fiscal dispensation in the countries in which we invest;

  •
  capital cost of our facilities, including material, engineering and construction costs;

  •
  operating costs, including manpower, services, supplies, utilities, etc;

  •
  technology and catalyst performance;

  •
  conditions in the countries in which we invest, including factors relating to political, social and economic conditions;

  •
  the availability of skilled workers to construct and operate the plants;

  •
  timely completion of projects; and

  •
  environmental regulations, specifically in respect to emissions to the atmosphere and control thereof.

        Significant variations in any one or more of the above factors which are beyond our control, or any other relevant factor, may adversely affect the profitability or even the viability of our GTL and CTL investments. Most of the above assumptions are also applicable to other growth strategies followed by Sasol. Should we not be successful in the implementation of our GTL and CTL projects, we may be required to write off significant amounts already incurred and we may need to redirect our strategy for future growth. In view of the resources invested in these projects and their importance to our growth strategy, problems we may experience as a result of these factors may have a material adverse effect on our business, operating results, cash flows and financial condition and opportunities for future growth.

There are risks relating to countries in which we operate that could adversely affect our business, operating results, cash flows and financial condition

        Several of our subsidiaries, joint ventures and associates operate in countries and regions that are subject to significantly differing political, social, economic and market conditions. See "Item 4B—Business Overview" for a description of the extent of our operations in the main countries and regions. Although we are a South African domiciled company and the majority of our operations are located in South Africa, we also have significant chemical businesses in Europe, the USA and South East Asia and an equity interest in a GTL project in Qatar.

        Specific aspects of country risks that may have a material adverse impact on our business, operating results, cash flows and financial condition include:

(a)
Political, social and economic issues

        We have invested or are in the process of investing in significant operations in African, European, North American, Southeast Asian and Middle Eastern countries that have in the past, to a greater or lesser extent, experienced political, social and economic uncertainty. Government policies, laws and regulations in countries in which we operate or plan to operate may change in the future. The impact of such changes on our ability to deliver on planned projects cannot be ascertained with any degree of certainty and such changes may therefore have an adverse effect on our operations and financial results.

(b)
Result of investigation of possible reforms to the fiscal regime applicable to windfall profits in South Africa's liquid fuel energy sector

        In February 2006, the South African Minister of Finance announced the appointment of a task team to investigate the issue of windfall profits in the liquid fuels industry, in particular the synthetic fuels industry, and whether a windfall tax should be imposed on such profits.

        On 6 August 2007, the Minister announced that the National Treasury would not pursue a windfall tax on the South African liquid fuels industry and that it will explore a levy on refined products to contribute to the construction of excess capacity in relation to the proposed new multi-product pipeline in South Africa.

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

(d)
Transportation, water and electricity and other infrastructure

        The infrastructure in some countries in which we operate, such as rail infrastructure, electricity and water supply may need to be further upgraded and expanded and in certain instances possibly at our own cost. These are particularly relevant in South Africa where economic growth has exceeded expectations.

(e)
Unionised labour

        The majority of our employees worldwide belong to trade unions. These employees comprise mainly general workers, artisans and technical operators. Although we have had minor labour disruptions in South Africa during 2007 we have not experienced significant labour disruptions in recent years. We have constructive relations with our employees and their unions, but we cannot assure you that significant labour disruptions will not occur in the future.

(f)
Exchange control regulations

        South African law provides for exchange control regulations which restrict the export of capital from the Common Monetary Area, which includes South Africa, subject to South African Reserve Bank dispensation.

        These regulations apply to transactions involving South African residents, including both natural persons and legal entities. These regulations also affect our ability to borrow funds from non-South African sources for use in South Africa or to repay these funds from South Africa and, in some cases, our ability to guarantee the obligations of our subsidiaries with regard to these funds. These restrictions have affected the manner in which we have financed our acquisitions outside South Africa and the geographic distribution of our debt. See "Item 10.D—Exchange controls" and "Item 5.B—Liquidity and capital resources".

(g)
Human Immunodeficiency Virus (HIV)/Acquired Immune Deficiency Syndrome (AIDS) in sub-Saharan Africa

        Managing AIDS remains a priority for Sasol and for South Africa as a whole. Accurate data regarding the actual prevalence of AIDS in South Africa is not available. To date, 7% of our tested South African employees have tested HIV-positive, which is well below South Africa's previously estimated actuarial prevalence rate of 19%. Based on an actuarial study, which excludes the positive impact of any prevention and management intervention program, we estimate that, while the percentage of infected employees may not rise significantly in the forthcoming years, there will be a significant increase in the number of AIDS-related fatalities. See "Item 6.D—Employees".

        Our integrated Sasol HIV/AIDS Response Programme (SHARP) remains focused on reducing the rate of HIV infection throughout our South African operations and extending the quality of life of infected employees by providing managed healthcare.

        As a result of our collaborative approach, we have had one of the highest uptakes of voluntary counselling and testing (VCT) in South Africa. By 30 June 2006, 82% of our employees in South Africa had undergone VCT. This is significantly higher than the typical 50% to 60% uptake rates achieved by most corporate VCT programmes.

        We incur costs relating to the medical treatment and loss of infected personnel, as well as the related loss of productivity. We also incur costs relating to the recruitment and training of new personnel. We are not in a position to accurately quantify these costs, specifically where costs are dependent on the rate of employee participation and changes in treatment costs.

        Although Sasol does not expect HIV/AIDS currently to materially and adversely affect its operations and results, it is not possible to determine with certainty that costs incurred in managing HIV/AIDS and the impact of HIV/AIDS in general would remain at current levels and no assurance can be given in this regard.

(h)
Transformation issues

        In some countries our operations are required to comply with local procurement, employment equity, ownership and other regulations which are designed to address country specific social and economic transformation issues.

        As a leading and patriotic South African-based company, we embrace and will engender or participate in initiatives to bring about meaningful transformation to assist in correcting the imbalances and injustices of the apartheid era. We consider these initiatives to be a strategic imperative and we acknowledge the risk of not vigorously pursuing them. It is not currently known what additional costs or implications will arise for us to comply with these transformation initiatives.

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

        See "Item 4.B—Business overview—Sasol Oil" and "—Empowerment of historically disadvantaged South Africans".

        The Liquid Fuels Charter requires us, amongst other things, to ensure that historically disadvantaged South Africans hold at least 25% equity ownership of our liquid fuels business by the year 2010. We entered into a 25% equity transaction with Tshwarisano LFB Investment (Pty) Limited (Tshwarisano), on 1 July 2006 and we are now compliant with the equity ownership targets of the Liquid Fuels Charter. See "Item 8.B—Significant changes".

        The financing arrangements for the Tshwarisano transaction are set out in "Item 5.A—Operating results—Our operations are subject to various laws and regulations in the countries in which we operate" and "Item 8.B—Significant changes".

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

        See "Item 4.B—Business overview—Sasol Mining" and "Empowerment of historically disadvantaged South Africans".

        Various principles of the Mining Charter have been incorporated in regulations promulgated by the Minister of Minerals and Energy under the new Mineral and Petroleum Resources Development Act with respect to the South African mining industry. We have commenced a process to apply for the conversion of our existing mining licenses under the new Mineral and Petroleum Resources Development Act. See below "New mining legislation may have an adverse effect on our mineral rights". When considering applications for the conversion of existing mining licenses under the Mineral and Petroleum Resources Development Act, the Minister of Minerals and Energy must take into account, among other factors, the applicant company's compliance with the Mining Charter. We have entered into a transaction with Eyesizwe Coal (Pty) Limited (Eyesizwe) for our mining export activities which is expected to be effective in 2008.

        See "Item 4.B—Business overview—Sasol Mining" and "Empowerment of historically disadvantaged South Africans".

        The Minister of Trade and Industry published the Codes of Good Practice for Broad-based Black Economic Empowerment on 9 February 2007, effective from the date of publication. These Codes provide a standard framework for the measurement of broad-based BEE across all sectors of the economy. See "Item 8.B—Significant changes".

        It is not currently known what implications will arise for us to comply with the said Act and other requirements of both the Liquid Fuels and Mining Charters or the Codes of Good Practice for Broad-based BEE and we cannot assure you, in the short-term, that these implications will not have a material adverse effect on our shareholders or business operating results, cash flows and financial condition. Although we believe that the long-term benefits to the company and our country should outweigh any possible short-term adverse effects, we cannot assure you that these benefits will in fact materialise.

(i)
Engineering and construction contract costs

        The increase worldwide in the demand for large engineering and construction projects has resulted in a shortage of engineering and construction resources and strains on these industries. These have impacted on some of our projects and have adversely affected construction timing schedules and costs. Whilst higher international crude oil prices may boost post-commissioning income streams and compensate for construction delays and higher capital costs, these strains in the engineering and construction industries are nevertheless a cause for concern and may impact on our project plans and growth ambitions. There is a risk that our plants that are constructed in the current buoyant market, will have to operate in a possible future market where product prices have declined.

(j)
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

        As the political, economic and legal environments remain subject to continuous development, investors in these countries face uncertainty as to the security of their investments. Any unexpected changes in the political or economic conditions in the countries in which we operate (including neighbouring countries) may have a material adverse effect on the investments that we have made or may make in the future, which may in turn have a material adverse effect on our business, operating results, cash flows and financial condition.

New mining legislation may have an adverse effect on our mineral rights

        The Mineral and Petroleum Resources Development Act (MPRDA) came into effect on 1 May 2004. The fundamental principle of the Act is that mineral resources are the common heritage of all South Africans and collectively belong to all the people of South Africa. The Act provides that the right to prospect and mine, including the right to grant prospecting and mining rights on behalf of the nation, be administered by the government of South Africa which will have the right to exercise full and permanent custodianship over mineral resources.

        The Act requires mining companies, including our subsidiary, Sasol Mining (Pty) Limited, to apply for conversion of their existing prospecting and mining permits (old order rights) to new order rights. A wide range of factors and principles must be taken into account by the Minister of Minerals and Energy when considering these applications. These factors include the applicant's access to financial resources and appropriate technical ability to conduct the proposed prospecting or mining operation, the environmental impact of the operation and, in the case of prospecting rights, considerations relating to fair competition. Other factors include considerations relevant to promoting employment and the social and economic welfare of all South Africans and showing compliance with the provisions of the Mining Charter for the empowerment of historically disadvantaged South Africans in the mining industry. See "Item 4.B—Business overview—Regulation of mining activities in South Africa" and "—Empowerment of historically disadvantaged South Africans". The Act also provides that a mining right granted under the Act may be cancelled if the mineral to which such mining right relates is not mined optimally.

        It is the declared intent of the South African government not to disrupt operations as a result of the introduction of the new legislation and we have taken, and continue to take, the appropriate actions in order to ensure conversion of our existing prospecting and mining rights. Thus far, the majority of the prospecting rights for which we have applied have been granted. We have also been granted mining rights in respect of four smaller areas within and adjacent to the Secunda mining complex, whilst we are still waiting for the conversion of mining rights in respect of the greater Secunda mining complex. We are in the process of preparing our application for conversion of our old order mining rights in the Free State Province, which will be submitted in due course. However, we cannot assure you that we will be successful in all our applications for conversion of the total extent of our existing old order rights and that our rights on existing coal mine reserves will not be affected, which could have a material adverse effect on our business, operating results, cash flows and financial condition.

        In case of a breach of its obligations by an entity, the new order right can be suspended or cancelled by the Minister of Mineral and Energy if the entity, upon receiving a notice of breach from the Minister, fails to remedy such breach. The MPRDA also imposes additional responsibilities with respect to environmental management as well as environmental pollution, degradation or damage from mining or prospecting activities. We cannot assure you that these changes will not affect our operations and mining rights in future, which could impact negatively on our business and operating results.

        Furthermore, royalties from mining activities will become payable to the state under provisions contained in the Mineral and Petroleum Resources Royalty Bill. This Bill was first published in March 2003 and has since been revised, with the final Bill being published on 11 October 2006. The Bill provides for a royalty rate of 1% on coal with an ash content of higher than 15% for South African energy consumption and 3% on coal with ash content lower than 15%. The royalty is revenue based, payable bi-annually in arrears, and will take effect from 1 May 2009. The royalty will be deductible for normal income tax purposes.

New legislation on petroleum and energy activities may have an adverse impact on our business, operating results, cash flows and financial condition

        The Petroleum Products Amendment Act became effective on 17 March 2006. This Act amends the existing Petroleum Products Act, enacting provisions regulating a wide range of matters including the licensing of persons involved in the manufacturing, wholesale and retail sale of petroleum products. As the Act and regulations to be promulgated, regulate matters pertaining to wholesale and retail sales of petroleum products, Sasol Oil, Natref and Sasol Synfuels have applied for licenses for existing manufacturing and wholesale activities. Pending a decision in respect of these applications, the companies are deemed to be the holders of licenses for those activities. As required by the Act and regulations, Sasol Oil's existing franchisees and dealers have applied for applicable retail licenses. We cannot assure you that these licenses will be granted and if they are granted that the conditions of the licenses will not have a material adverse impact on our business, operating results, cash flows and financial condition. New retail site development by Sasol Oil could be delayed given the requirements under the new regulations for site and retail licenses. See "Item 4.B—Business overview—Sasol Oil" and "—Regulation of petroleum-related activities in South Africa".

        The Petroleum Pipelines Act became effective on 1 November 2005. The Act regulates petroleum pipelines and storage and loading facility activities, including the construction and operation of petroleum pipelines and the delivery of certain commercial services in connection with these pipelines and facilities. The Petroleum Pipelines Act grants limited discretion to the National Energy Regulator of South Africa (NERSA) to adopt different pricing methodologies in connection with the setting of tariffs, which may prove advantageous for some competitors, because of different market and geographic positions. The regulations pertaining to tariff setting methodologies have not been issued yet, but the rules that may be made by the regulator under the Act may affect our advantage due to the location in the economic heartland of the country of our Sasol Synfuels facilities at Secunda. It may also impact on our ability to recover crude oil pumping costs incurred to supply our Natref refinery fully from the market. See "Item 4.B—Business overview—Sasol Oil" and "—Regulation of petroleum-related activities in South Africa".

        We have applied for licenses under the Petroleum Pipelines Act and the rules issued by the NERSA for our depots and related infrastructure and await the issue of licenses. Notwithstanding continuous interaction and comments submitted in respect of regulations to be issued under these statutes, we cannot assure you that the enactment of new legislation or the amendment of existing laws and regulations will not have a material adverse effect on our business, operating results, cash flows and financial condition. Among the matters governed by the Petroleum Pipelines Act, of particular significance to our business are issues relating to the powers granted to NERSA with respect to the determination or approval of tariffs, the granting of construction, conversion and operating licenses and open access to pipelines and depots.

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

        The final guidelines regarding the importation and exportation of petroleum products were published on 30 November 2006. From the guidelines it can be concluded that there may be more flexibility afforded to oil companies and wholesalers, including airline companies, to directly import petroleum products. The risk of increased competition could have an adverse effect on the company.

        The Department of Minerals and Energy is currently reviewing the methodology for determining the margins of the regulated retail price of fuel. The results are not yet known, but may impact the wholesale price of fuel, thereby having a material adverse effect on our business, operating results, cash flows and financial condition.

        The Gas Act came into effect on 1 November 2005. The Act regulates matters relating to gas transmission, storage, distribution, liquefaction and re-gasification activities. Although we negotiated a ten year regulatory dispensation (7 years remaining until 2014) with the South African government covering the supply of Mozambican natural gas to the South African market, we cannot assure you that the enactment of the Gas Act and the appointment of the NERSA will not have a material adverse impact on our business, operating results, cash flows and financial condition. See "Item 4.B—Business overview—Sasol Gas" and "—Regulation of gas related activities in South Africa".

        The Consumer Protection Bill was issued for public comment on 23 June 2006 and intends to establish national norms and standards relating to consumer protection and prohibits certain unfair marketing and business practices and to promote responsible consumer behaviour. It remains uncertain what the impact on our business will be when the guidelines and the Consumer Protection legislation are passed. This could have a material adverse effect on our business, operating results, cash flows and financial condition.

We may not be successful in attracting and retaining sufficient skilled employees

        We are highly dependent on the continuous development and successful application of new technologies. In order to achieve this, we need to maintain a focus on recruiting and retaining qualified scientists and engineers as well as artisans and operators. In addition, we are dependent on highly skilled employees in business and functional roles to establish new business ventures as well as maintaining existing operations.

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

        Failure to attract and retain people with the right capabilities and experience could negatively affect our ability to introduce and maintain the appropriate technological improvements to our business, our ability to successfully construct and commission new plants or establish new business ventures. This may have a material adverse effect on our business, operating results, cash flows and financial condition.

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

        A high percentage of our products can be regarded as commodity chemicals, some of which have unique characteristics and structure. These products are normally utilised by our clients as feedstock to manufacture specialty chemicals or application-type products. We have noticed a worldwide trend of increased filing of patents relating to the composition of application-type products. These patents may create pressure on our clients who market these application-type products which may adversely affect our sales to these clients. Patent-related pressures may adversely affect our business, operating results, cash flows and financial condition.

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

Increasing competition from products originating from countries with low production costs may adversely affect our business, operating results, cash flows and financial condition

        Certain of our chemical production facilities are located in developed countries, including the United States and Europe. Economic and political conditions in these countries result in relatively high labour costs and, in some regions, inflexible labour markets, compared to others. Increasing competition from regions with lower production costs, for example the Middle East and China, exercises pressure on the competitiveness of our chemical products and, therefore, on our profit margins and may result in withdrawal of particular products or closure of facilities. We cannot assure you that increasing competition by products originating from countries with lower production costs will not result in withdrawal of our products or closure of our facilities, which may have a material adverse effect on our business, operating results, cash flows and financial condition.

Changes in consumer and safety, health and environmental regulations and legislation and public opinion may adversely affect our business, operating results, cash flows and financial condition

        Our products are required to comply with legislation relating to the protection of the environment, health and safety of employees, the public and the end consumer, as well as meet customer needs. As these regulations may grow stricter, we may be required in some cases to incur additional expenditure in providing additional test data in order to register our products or to adjust the manufacturing processes for certain of our products, including liquid fuels and chemicals, or even withdraw some of them, in order to be in a position to comply with market needs or more stringent regulatory requirements. For example, compliance with the registration, evaluation and authorisation of chemicals (REACH) procedure implemented by the European Commission (EC) may have significant cost implications as we may be required, among other things, to provide risk assessments and apply for registration of our products. Similarly, public opinion is growing more sensitive to consumer health and safety and environmental protection matters, and, as a result, markets may apply pressure on us concerning certain of our products. Should we be required to take additional actions in order to comply with REACH requirements, then we may incur significant additional costs.

        We may be required to withdraw from the market certain products which we consider uneconomical given these additional costs of compliance or otherwise due to public opinion considerations. These factors may have a material adverse effect on our business, operating results, cash flows and financial condition.

        Our exploration, mining and production operations are required to conform to legislation relating to the protection of the environment, health and safety of the workforce and neighbouring communities. As these regulations may grow stricter, we may be required in some cases to incur additional expenditure in order to provide additional protection or to adjust specifications or manufacturing processes or transport and distribution arrangements for certain of our operations or products. Should we make changes or incur such costs this may have a material adverse effect on our business, operating results, cash flows and financial condition. More specifically:

  •
  the National Environmental Management: Air Quality Act, in terms of which the Vaal Triangle area (in which our Sasolburg operations are located) has been declared a Priority Area for purposes of implementation of an emission reduction and management plan by the South African Department of Environmental Affairs and Tourism (DEAT). DEAT has also indicated its intent to make a similar proposal for the Highveld Area (in which Secunda is located). The Department is also in the process of setting ambient air quality and emission standards, which will form the basis for a review of atmospheric emission licenses for our operations in Sasolburg and Secunda. More stringent air quality standards may have significant cost implications for us; and

  •
  the nature of some of our processes, like the gasification of coal to produce synthetic fuels and petrochemicals, result in relatively high emission of carbon dioxide, a greenhouse gas. Although certain countries in which we operate are exempt from greenhouse gas reduction targets, it is uncertain how any future developments in carbon dioxide restrictions will affect our group.

We may face potential costs in connection with industry-related accidents or deliberate acts of terror causing property damage, personal injuries or environmental contamination

        We operate coal mines, explore for and produce oil and gas and operate a number of plants and facilities for the manufacture, storage, processing and transportation of oil, chemicals and gas related raw materials, products and wastes. These facilities and their respective operations are subject to various risks, including, but not limited to, fire, explosion, leaks, ruptures, discharges of toxic hazardous substances, soil and water contamination, flooding and land subsidence, among others. As a result, we are subject to the risk of experiencing, and have in the past experienced, industry-related incidents.

        According to the World Economic Forum's report on Global Risks 2007, the risk of future attacks has risen and a future terrorist attack is highly likely. In addition, according to the US National Intelligence Estimate report, the Iraq war has heightened risks, while the situations in Afghanistan, Somalia and Pakistan continue to cause concern.

        Our facilities, located mainly in South Africa, the United States and various European countries, as well as in various African countries, the Middle East and Southeast Asia, are subject to the risk of experiencing deliberate acts of terror.

        Our main Sasol Synfuel production facilities are concentrated in a relatively small area in Secunda. In addition, this facility is integrated in the form of our mining and gas businesses providing feedstock whilst the chemical and oil businesses rely on the facility for raw materials produced. Industry-related accidents and acts of terror may result in damages to our facilities and may require shutdown of the affected facilities, thereby disrupting production, increasing production costs and may even disrupt the mining, gas, chemicals and oil businesses which make up a significant portion of our total income.

        Furthermore, acts of terror or accidents at our longstanding operations may cause, or may have caused, environmental contamination, personal injuries, health impairment or fatalities and may result in exposure to extensive environmental remediation costs, civil litigation, the imposition of fines and penalties and the need to obtain or implement costly pollution control technology.

        We obtain insurance cover over our assets and against property damage and business interruption. We also obtain insurance to limit certain of our liability exposures. In some cases we also have indemnity agreements with the previous owners of acquired businesses which limit certain of our exposures to environmental contamination. We are implementing a number of programs, including on-the job safety training, in order to increase safety, and we closely monitor our safety, health and environmental procedures. However, there can be no assurance that accidents or acts of terror will not occur in the future, that insurance will adequately cover the entire scope or extent of our losses or that we may not be found directly liable in connection with claims arising from these and other events.

        In general, we cannot assure you that costs incurred as a result of the above or related factors will not have a material adverse effect on our business, operating results, cash flows and financial condition.

Failure to comply with safety, health and environmental and other laws may adversely affect our market position and our business, operating results, cash flows and financial condition

        We are subject to a wide range of general and industry-specific environmental, health and safety and other legislation in jurisdictions in which we operate. Environmental requirements govern, among other things, land use, air emissions, use of water, wastewater discharge, waste management and site remediation. These regulations often require us to obtain and operate in compliance with the conditions of permits, licenses and authorisations from the appropriate regulatory authorities. Compliance with these laws, regulations, permits, licenses and authorisations is a significant factor in our business, and we incur, and expect to continue to incur, significant capital and operating expenditures in order to continue to comply, in all material respects, with applicable laws, regulations, permits, licenses and authorisations.

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

        In order to comply with these safety, health and environmental licenses, laws and regulations we may have to incur costs which we may finance from our available cash flows or from alternative sources of financing. We may be required to provide for financial security for environmental rehabilitation in the form of a trust fund, guarantee, deposit or any other method as may be required by the regulations (not yet promulgated) under the Petroleum Products Act in respect of the rehabilitation of environmental impacts. However, this is not required in terms of the Petroleum Products Amendment Act and the regulations if a license applicant at the time of the commencement of the Petroleum Products Amendment Act, held or was in the process of developing a site, manufactured or wholesaled or retailed petroleum products. No assurance can be given that changes in safety, health and environmental laws and regulations or their application or the discovery of previously unknown contamination or other liabilities will not have a material adverse effect on our business, operating results, cash flows and financial condition.

        Whilst it is our policy that asbestos-containing materials will be phased out on a risk-based order of priority, there are currently certain asbestos-containing materials at our facilities. In addition, our manufacturing processes may utilise and result in the emission of substances with potential carcinogenic properties. We also manufacture products which may contain carcinogenic components. Although we implement occupational health and safety, product stewardship and other measures to eliminate or mitigate potential risks we cannot assure you that no liabilities may arise as a result of the use or exposure to these materials.

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

        In recent years global understanding and awareness regarding green house gases (GHG) have increased significantly. Potential CTL technology providers are experiencing an increasing number of questions regarding their CTL technology and how the CO2 emitted will be addressed. We have initiated a focused and coordinated approach to understand and provide solutions to reduce CO2 emissions from our CTL ventures. We cannot predict the effect of these solutions on our ability to implement our CTL projects, which could have a material adverse effect on our business, operating results, cash flows and financial condition.

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

        Reserve estimates may require revision based on actual production experience and other factors. In addition, several factors including the market price of coal, oil and natural gas, reduced recovery rates or increased production costs due to inflation or other factors may render certain of our estimated proved and probable coal reserves and proved developed oil and natural gas reserves and undeveloped oil and natural gas resources uneconomical to exploit and may ultimately result in a restatement of reserves. This may have a material adverse effect on our business, operating results, cash flows and financial condition. See "Item 4.D—Property, plants and equipment".

There is a possible risk that sanctions may be imposed on Sasol by the US government as a result of our existing investments in Iran

        There are possible risks posed by the potential imposition of US economic sanctions in connection with activities we are undertaking in the polymers field in Iran. For a description of our activities in Iran see "Item 4.B—Business overview—Sasol Polymers".

        The risks relate to two sanctions programmes administered by the US government that we have considered: the Iranian Transactions Regulations (ITR) administered by the US Treasury Department Office of Foreign Assets Control (OFAC) and the Iran Sanctions Act (ISA) administered by the US Department of State.

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

        We are taking measures to ensure that our US employees, investors and certain subsidiaries of the group to which the ITR applies will not violate the ITR as a result of their respective affiliations with the group. For instance, to that end, we are taking measures to:

  •
  ensure that no US persons are involved in our Iranian activities, either as directors and officers, or in other positions, including engineering, financial, administrative and legal;

  •
  ensure that funds dedicated to projects in Iran will be kept segregated from general group funds;

  •
  ensure that no funds of US investors will be utilised in the projects by using separate bank accounts for any funds directed to, or to be received from, these projects and monitoring the flow of funds to and from these projects; and

  •
  separate the results of these businesses into separate legal entities.

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

        ISA was adopted by the US government in 1996 with the objective of denying Iran the ability to support acts of international terrorism and fund the development or acquisition of weapons of mass destruction. ISA was extended in 2001 and amended in 2006 by the Iran Freedom Support Act; it will continue in force through 2011. In addition, the House and the Senate have considered amendments to ISA in 2007 that could subject a broader range of business or investment activities to sanctions, although to date none of the proposed amendments to ISA have been enacted into law.

        As amended, ISA grants the President of the United States discretion in imposing sanctions on companies found to be in violation of its provisions involving investment in the petroleum industry in Iran or involving exports, transfers or other provisions any person or company, regardless of nationality, that (i) makes an investment in Iran of US$20 million or more in any 12-month period that directly and significantly contributes to Iran's ability to develop its petroleum industries, or (ii) exports, transfers or otherwise provides to Iran any goods, services, technology or other items with the knowledge that such provision would contribute materially to the ability of Iran to acquire or develop chemical, biological or nuclear weapons (or related technologies), or destabilising numbers and types of advanced conventional weapons.

        Should the US government determine that some or all of our activities in Iran are investments in the petroleum industry, as statutorily defined by ISA, the President of the United States may at his discretion impose, among other to determine which sanctions to apply, including restrictions on our ability to obtain credit from US financial institutions, restrictions on our ability to procure goods, services and technology from the United States or restrictions on our ability to make sales into the United States.

        We cannot predict future interpretations of ISA or the implementation policy of the US government with respect to ISA. Although we believe that our polymers project is not in the petroleum industry and we were only involved in a feasibility study in connection with other activities in Iran, we cannot assure you that our activities in Iran would not be considered investments as statutorily defined by ISA or that the imposition of sanctions on the company or other entities of the group would not have a material adverse impact on our business, operating results, cash flows and financial condition.

        In addition to the sanctions administered by OFAC and the US Department of State described above, the US government can and, from time to time, has imposed restrictions and sanctions against Iranian financial institutions under the USA Patriot Act and other anti-money laundering legislation. Such measures against Iranian financial institutions could have an adverse effect on our operations and investments in Iran.

Legislation by US states that may require US public pension funds to divest of securities of companies with certain Iran-related activities could adversely affect our reputation with US investors or the market price of our shares

        Several US states have enacted or are considering legislation that may require US state pension funds to divest securities of companies that have certain business operations in Iran. The terms of these provisions differ from state to state, and we cannot predict which legislation, if any, would require state pension funds to divest our shares. If a substantial number of our shares is divested as a result of state legislation, or the perception that the divestiture is required to occur, our reputation with US investors or the market price of our shares could be adversely affected.

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

        Upon the written instruction of an ADR holder, The Bank of New York will endeavour, in so far as practicable, to vote or cause to be voted the shares underlying the ADSs in accordance with the instructions received. If instructions from an ADR holder are not received by The Bank of New York by the date specified in the voting materials, The Bank of New York will not request a proxy on behalf of such holder. The Bank of New York will not vote or attempt to exercise the right to vote other than in accordance with the instructions received from ADR holders.

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

Sales of a large amount of Sasol's ordinary shares and ADSs could adversely affect the prevailing market price of the securities

        Historically, trading volumes and liquidity of shares listed on the JSE have been low in comparison with other major markets. The ability of a holder to sell a substantial number of Sasol's ordinary shares on the JSE in a timely manner, especially in a large block trade, may be restricted by this limited liquidity. The sales of ordinary shares or ADSs, if substantial, or the perception that these sales may occur and be substantial, could exert downward pressure on the prevailing market prices for the Sasol ordinary shares or ADSs, causing their market prices to decline.

ITEM 4.    INFORMATION ON THE COMPANY

4.A    History and development of the company

        Sasol Limited, the ultimate holding company of our group, is a public company. It was incorporated under the laws of the Republic of South Africa in 1979 and has been listed on the JSE Limited (JSE) since October 1979. Our registered office and corporate headquarters are at 1 Sturdee Avenue, Rosebank, 2196, South Africa, and our telephone number is +27 11 441 3111. Our agent for service of process in the United States is Puglisi and Associates, 850 Library Avenue, Suite 204, P.O. Box 885, Newark, Delaware 19715.

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

        Construction work on our synthetic fuels plant at Sasolburg (Sasol One), in the Free State province, about 80 kilometres (km) south of Johannesburg, commenced in 1952, and in 1955, the original Sasol One production units were commissioned. We supplied our first gasoline and diesel to motorists in Sasolburg in November 1955. The operation of this plant was based on a combination of the German fixed-bed and the US fluidised-bed Fischer-Tropsch technologies, together with German Lurgi coal gasification technologies for the synthetic production of gasoline, diesel, other liquid fuels and chemical feedstock from coal.

        During the 1960s, we became a major supplier of raw materials for the chemical industry. This included products such as solvents for paints, butadiene and styrene for synthetic rubber and ammonia for nitrogenous fertiliser. When our first naphtha cracker became operational in the mid-1960s, we added ethylene and propylene for the plastics industry to our product portfolio.

        In 1966, we completed construction of our first gas pipeline, which connected 250 industrial companies in the greater Johannesburg area to pipeline gas.

        In December 1967, National Petroleum Refiners of South Africa (Pty) Limited (Natref) was incorporated and, at the same time, construction of the oil refinery commenced at Sasolburg. The refinery was commissioned in February 1971. Currently we, through our 75% holding in Sasol Oil (Pty) Limited, and Total South Africa (Pty) Limited (Total), a subsidiary of Total S.A. of France, hold 63.64% and 36.36%, respectively, in Natref.

        The increased oil prices experienced in the early 1970's presented us with an opportunity to increase our synfuels production capacity and assist in reducing South Africa's dependence on imported crude oil. We commenced the construction of Sasol Two in Secunda, 145 km southeast of Johannesburg in the Mpumalanga province, in 1976, and in March 1980, this plant produced its first synthetic fuel. During the final construction phases of Sasol Two in 1979, work commenced on the construction of our third synfuels and chemicals plant also in Secunda, Sasol Three, which was completed in 1982. The virtually identical operations of Sasol Two and Sasol Three were merged in 1993 to form Sasol Synthetic Fuels, now Sasol Synfuels.

        Towards the time of the completion of the Sasol Three project, all our technical and research and development services were consolidated into a new company, Sasol Technology (Pty) Limited. Since then, Sasol Technology has been an important area of our activities, responsible for research and development, technology development and commercialisation, project management and specialist engineering skills.

        In October 1979, Sasol Limited was listed on the JSE, and 70% of its share capital was privatised. We used the proceeds from the private and public issue to acquire 100% shareholding in Sasol One and 50% shareholding in Sasol Two and Sasol Three from the IDC. During 1983 we acquired the IDC's remaining interest in Sasol Two and the remaining interest in Sasol Three was acquired effective 1 July 1990. Subsequently, the interest in our share capital held by the South African government through the IDC was further reduced to its current 8.48%.

        In 1982, our ADRs were quoted on the National Association of Securities Dealers Automated Quotations (NASDAQ) National Market through an unsponsored ADR programme, which was later converted to a sponsored American Depositary Receipt (ADR) programme in 1994. With effect from 9 April 2003 we transferred our listing to the New York Stock Exchange (NYSE).

        Our technology enabled us to enter the downstream production of higher-value chemicals, including nitrogenous fertilisers and commercial explosives in 1983 and 1984, respectively, and also of solvents, phenolics, waxes and alpha olefins.

        During 1988 and 1989 we undertook the construction of a large polypropylene plant that incorporated BASF gas-phase technology. Between 1990 and 1993, Sasol One underwent an R820 million renovation, during which we discontinued the production of synfuels and increased the production of higher-value chemicals, including ammonia, solvents, phenolics, paraffin and waxes.

        Polifin Limited (Polifin) was established in Johannesburg in January 1994, as a joint venture with AECI Limited (AECI), a South African listed chemicals and explosives company. The joint venture manufactured and marketed monomers and polymers. In 1996, Polifin was listed on the JSE. In 1999, pursuant to a takeover offer, we acquired Polifin's remaining share capital from AECI and the public, delisted Polifin and subsequently it became part of our chemicals portfolio and was renamed Sasol Polymers.

        In June 1994, the first alpha olefins plant at Secunda was commissioned to produce 1-hexene and 1-pentene for the international copolymers market.

        In 1995, we founded Sasol Petroleum International (Pty) Limited (SPI) to undertake oil and gas exploration and production in selected high potential areas in West and Southern Africa. SPI is active in South Africa, Gabon, Equatorial Guinea, Nigeria and, most notably, in Mozambique. In 2000 and 2001, we signed agreements with the government of Mozambique for the development of natural gas fields and the construction of a gas pipeline transporting gas to the South African market. The construction of this pipeline was completed in 2004. We introduced natural gas to the South African pipeline gas market as of 2004 and use natural gas as part of our feedstock for our chemicals and synfuels operations in both Secunda and Sasolburg.

        The Schümann Sasol International wax manufacturing and marketing joint venture was established in 1995 after a merger of Sasol Waxes and the Hamburg-based Schümann wax operations. It produces paraffin and Fischer-Tropsch waxes and operates in various countries. Effective 1 July 2002, we acquired from Vara Holdings GmbH and Co KG the remaining third of the share capital of Schümann Sasol, for approximately €51.1 million (approximately R521 million at actual rates), and this group of companies, now 100% owned, has been renamed Sasol Wax.

        By early 1999, Sasol Synfuels had commissioned the last of its eight new generation Sasol Advanced Synthol (SAS) reactors at Secunda, and a ninth reactor was commissioned in 2001. The 1-octene plant, also at Secunda, was commissioned in April 1999 by Sasol Alpha Olefins and commenced supply to The Dow Chemical Company polyethylene plants in May 1999.

        In recent years, we have been exploring opportunities through Sasol Synfuels International (Pty) Limited (SSI) to exploit the Sasol Slurry Phase Distillate (Sasol SPD™) process technology for the production of high-quality, environment-friendly diesel and other higher-value hydrocarbons from natural gas. In October 2000, we signed agreements with Chevron for the creation of Sasol Chevron, a 50:50 global joint venture founded on gas-to-liquids (GTL) technology. Sasol Chevron was formed in order to take advantage of the synergies of Sasol's and Chevron's GTL strengths. Sasol has advanced Fischer-Tropsch technology and Chevron has extensive global experience with respect to natural gas utilisation, product marketing and hydrotreating technology.

        Sasol Chevron is currently involved in the development of a GTL project in collaboration with the Nigerian National Petroleum Corporation (NNPC) and Chevron Nigeria Limited at existing oil and gas facilities at Escravos in Nigeria. In April 2005, the engineering, procurement and construction contract for this project was awarded to Team JKS, a consortium of the Japan Gas Corporation; Kellogg, Brown and Root (KBR), a subsidiary of Halliburton and Italy's Snamprogetti. SSI and Sasol Chevron continue to explore opportunities to develop other GTL plants over the next decade.

        To promote the performance and environmental merits of cleaner synthetic fuels, Sasol Chevron cofounded the Alliance for Synthetic Fuels in Europe (ASFE) with DaimlerChrysler, Renault, Royal Dutch Shell and Volkswagen, which was launched in Brussels in March 2006.

        In July 2001, we signed a joint venture agreement with Qatar Petroleum to establish Oryx GTL (Qatar Petroleum 51% and Sasol 49%). The joint venture has constructed a GTL plant located at Ras Laffan Industrial City to produce high quality synfuels from Qatar's natural gas resources. The plant started producing on specification product during the first quarter of 2007 and first product was sold in April 2007.

        We acquired Condea in March 2001 from German-based RWE-DEA AG for €1.3 billion (R8.3 billion). Most of this business was subsequently hosted in Sasol Olefins & Surfactants (Sasol O&S) with production facilities mainly in the United States, Europe and South Africa. In 2003, it was determined that we would continue to grow our chemical businesses conditional upon projects leveraging our technology or securing integrated and highly cost-competitive feedstock positions. We announced in August 2005 that we were considering the divestment of the Sasol O&S business, excluding our comonomers activities in South Africa, subject to fair value being attained. In March 2007, we announced our intention to terminate the divestiture process and retain and restructure the business. The reason for the termination of the sale was that fair value could not be obtained. A restructuring programme has been implemented and the shutdown for an indefinite period of the Baltimore, USA and Porto Torres, Italy facilities has been announced as the first phase of this programme.

        In February 2003, we signed a joint venture agreement with the National Petrochemical Company of Iran. The joint venture (Arya Sasol Polymer Company), on behalf of both joint venture parties, is constructing a polymer plant designed to produce one million tons of ethylene to be converted into polyethylene or exported as ethylene. The plant will comprise one ethane cracker for producing polymer-grade ethylene and two polyethylene plants. The commissioning of the ethane cracker has started and the plant should be producing to specification on a sustainable basis in the last quarter of the 2007 calendar year. The polyethylene plants are in pre-commissioning stage and should be in beneficial operation by the first quarter of the 2008 calendar year.

        In 2004, we initiated Project Turbo, our fuel enhancement project, intended to liberate further chemical feedstock and enable concomitant investments by Sasol Polymers to expand its South African polymer production capacity by more than 80%. The selective catalytic cracker (SCC) at Secunda was first operated during the latter part of calendar 2006. The SCC was subsequently taken out of operation for modifications following initial performance problems. Investigations and modifications were performed and the plant was started up again in July 2007.

        Effective 1 January 2004, Sasol Oil entered the South African retail fuel market with the establishment of its first Sasol-branded retail convenience centre (service station). Sasol Oil also completed the acquisition and integration of Exel Petroleum in a major step towards forming Sasol Oil. We now have 391, compared to 376 in 2006, Sasol-and Exel-branded retail convenience centres.

        We announced on 16 March 2006, the first phase implementation of Sasol Mining's broad-based empowerment strategy through the formation of Igoda Coal (Pty) Limited (Igoda Coal), an empowerment venture with Eyesizwe Coal (Pty) Limited (Eyesizwe), a black-owned mining company. Igoda Coal will comprise the full value chain of Sasol Mining's coal export business—the Twistdraai mine and beneficiation plant at Secunda, the marketing and logistics components of its coal export business, and Sasol Mining's 5% shareholding in the Richards Bay Coal Terminal Company (Pty) Limited.

        In June 2006, we announced the signing of a co-operation agreement with a consortium led by Shenhua Corporation of the People's Republic of China to proceed with the second stage of feasibility studies to determine the viability of an 80,000 barrels per day (bpd) coal-to-liquids (CTL) plant in the Shaanxi Province, about 650 kilometres west of Beijing in China and for another 80,000 bpd CTL plant in the Ningxia Hui Autonomous region, about 1,000 kilometres west of Beijing.

        On 30 June 2006, we announced that our R1.45 billion broad-based black economic empowerment (BEE) transaction, through partnership with Tshwarisano LFB Investment (Pty) Limited (Tshwarisano), was successfully concluded. In terms of the agreement, Tshwarisano acquired a 25% shareholding in Sasol Oil effective 1 July 2006.

        Since May 2000 we have undertaken share repurchases, which may be made at times and at prices deemed appropriate by management and consistent with the authorisation of the shareholders. At 30 June 2006, a total of 60,111,477 shares, representing 8.8% of the issued share capital of the company, had been repurchased since 9 May 2000 at an average price of R60.67 per share. At a general meeting held on 3 October 2006, shareholders approved that we acquire 60,111,477 Sasol Limited shares held by our subsidiary, Sasol Investment Company (Pty) Limited. These shares were cancelled on 10 October 2006. Except for the related transaction costs, the repurchase and cancellation of these shares had no effect on the consolidated financial position of the group. At the meeting of 3 October 2006, shareholders also approved that we be granted the authority to acquire up to 10% of Sasol Limited shares by way of a general repurchase. This authority was again renewed by shareholders at our general meeting held on 23 November 2006. Up to 28 September 2007, through our subsidiary, Sasol Investment Company (Pty) Limited, we had purchased 18,179,319 shares representing 2.89% of the issued share capital of the company, for R4,661 million at an average price of R255.63 per share.

        As of 30 June 2007, we were the seventh largest JSE listed company by market capitalisation (R166,968 million), with total consolidated turnover of R98,127 million in 2007. We employ approximately 32,000 people in our operations.

  Capital expenditure

        In 2007, we invested approximately R12 billion, compared with R13 billion and R13 billion in 2006 and 2005, respectively, in capital expenditure (on a cash flow basis excluding capitalised interest and including projects and investments incurred by our joint ventures) to enhance our existing facilities and to expand operations. Capital expenditure incurred on key projects to expand our operations includes:

Projects and investments(1)	Business categories	30 June 2007	30 June 2006	30 June 2005
		(Rand millions)
Sasol Oil distribution network	Sasol Oil	91	59	294
Oryx GTL and Escravos GTL(1)	Sasol Synfuels International	2,426	1,734	1,245
Mozambique expansion	Sasol Petroleum International	266	—	—
West Africa expansion projects	Sasol Petroleum International	339	—	—
Arya Sasol Polymer (Iran)	Sasol Polymers International Investments	774	1,590	945
Project Turbo—polymers project	Sasol Polymers	1,169	2,608	3,321
2nd and 3rd Octene trains	Sasol Solvents	708	714	288
Other smaller projects	Various	1,172	1,010	1,198

		6,945	7,715	7,291

(1)
The amounts include business development costs and our group's share of capital expenditure of joint ventures. The amounts exclude borrowing costs capitalised. These amounts were approved by our board of directors. We hedge all our major South African capital expenditure in foreign currency immediately upon commitment of the expenditure or upon approval of the project.

        Key projects to address environmental matters and enhance existing assets during the 2007 year include:

Projects and investments(1)	Business categories	30 June 2007	30 June 2006	30 June 2005
		(Rand millions)
Project Turbo—unleaded petrol	Sasol Synfuels	302	1,867	2,520
Sulphuric acid plant	Sasol Synfuels	364	—	—
Clean fuels project	Sasol Oil	28	224	—
Mining renewal	Sasol Mining	158	171	177
Waste recycling facility	Sasol Synfuels	—	98	263
Other smaller projects	Various	4,248	3,221	2,365

		5,100	5,581	5,325

(1)
The amounts include business development costs and our group's share of capital expenditure of joint ventures. The amounts exclude borrowing costs capitalised. These amounts were approved by our board of directors. We hedge all our major South African capital expenditure in foreign currency immediately upon commitment of the expenditure or upon approval of the project.

        In addition, we invested approximately R74 million in intangible assets (including investments made by joint ventures), mainly in respect of software, patents and trademarks during the year. For a discussion of the method of financing for capital expenditures, see "Item 5.B—Liquidity and capital resources—liquidity".

Capital commitments

        As at 30 June 2007, we had authorised approximately R40 billion of group capital expenditure, of which we had spent R22 billion by 30 June 2007. Of the unspent capital commitments of R18 billion, R7 billion has been contracted for. Of this amount, we expect to spend R13 billion in 2008, R4 billion in 2009 and the remainder in 2010 and thereafter. For more information regarding our capital commitments see "Item 5.B—Liquidity and capital resources—liquidity" and "Item 5.F—Capital and contractual commitments".

        We expect to spend approximately R12 billion of our capital commitments on projects in South Africa, R5 billion in other African countries, R0.5 billion in the Middle East and the remainder on projects in other regions.

        The following table reflects key projects approved and contracted which were not completed at 30 June 2007:

Project	Business categories	Total project cost	Scheduled operation date
(in millions)
Project Turbo—unleaded petrol	Sasol Synfuels	R5,733	3rd quarter 2007
Project Turbo—polymers projects	Sasol Polymers	R6,272	4th quarter 2007
3rd Octene train	Sasol Solvents	R2,087	1st quarter 2008
Energy optimisation	Sasol Synfuels	R2,008	1st quarter 2008
Arya Sasol Polymer Company(2)	Sasol Polymers International Investments	R4,861	1st quarter 2008
Gas treatment and Synfuels production capacity increase	Sasol Synfuels	R1,843	2nd quarter 2008
Escravos GTL (EGTL)(1)	Sasol Synfuels International	R10,875	2nd quarter 2010

        The amounts include business development costs and our group's share of capital expenditure of joint ventures.

(1)
Sasol provides financing for 50% of the capital expenditure on the EGTL joint venture. The engineering procurement and construction contract was converted from a fixed-price to a cost-reimbursable contract and the project cost is currently under review. The current estimated cost has been translated at a rate of R7.04 per US$1.00 solely for the reader's convenience.

(2)
Sasol Polymers' share of the estimated cost to establish the Arya Sasol Polymer production facilities is €510 million and has been translated at a rate of R9.53 per €1.00 solely for the reader's convenience.

4.B    Business overview

        Sasol is an integrated oil and gas company with substantial chemical interests based in South Africa and operating in numerous countries throughout the world. Sasol manufactures and markets liquid fuels, gas and chemicals.

        In South Africa, Sasol uses in-house technology for the commercial production of synthetic fuels and chemicals from low-grade coal and manufactures a wide variety of fuel and chemical products sold in more than 90 countries. In addition, the group operates coal mines to provide feedstock for its synthetic fuel and chemical plants, manufactures and markets synthetic gas and operates the only inland crude oil refinery in South Africa. Sasol supplements its coal mining activities by supplying Mozambican natural gas both to customers and its petrochemical plants in South Africa.

        We also have chemical manufacturing and marketing operations in Europe, Asia and the Americas. Our larger chemical portfolios include monomers, polymers, solvents, olefins, surfactants, surfactant intermediates, comonomers, waxes, phenolics and nitrogenous products.

        The group has also commissioned their first GTL plant outside South Africa, in Qatar and is currently constructing a GTL plant in Nigeria.

sasol
reaching new frontiers

sasol's integrated business model

exploiting the benefits of our proprietary technology

Exploration and production

Sasol obtains its raw materials through its coal-mining activities, oil and gas exploration and purchases from the open market. Some raw materials are sold directly to external markets.

Syngas production

Using steam and oxygen at high temperatures, coal is gasified and natural gas reformed to produce synthesis gas (syngas is a mixture of carbon monoxide and hydrogen).

Fischer-Tropsch conversion

Using a catalyst, the Fischer-Tropsch (FT) reaction converts syngas into a range of hydrocarbons such as fuel, chemical components and co-products. Low- and high-temperature FT conversions provide different product splits.

Fuel products

In the liquid fuels business, synthetic fuels components are upgraded and marketed together with conventional fuels produced in a refinery from crude oil.

Co-products

Coal gasification and the FT process produce co-products for recovery and beneficiation. These include ammonia, crude tar acids and sulphur.

Chemical products

Chemical intermediates from the FT process are separated, purified and, together with conventional chemical raw materials, converted into a range of final products such as polymers, solvents, olefins and surfactants and waxes.

Sasol markets products directly to the consumer, as well as to commercial and industrial customers, thereby integrating its upstream and downstream activities.

Coal
Natural gas
Syngas
Exploration and production
Syngas production
Fischer-Tropsch process
Open market
Crude oil
Fuel components
Refine and blend
Fuel products
Co-products
Chemical components
Chemical processes
Chemical products
Third-party producer
Coal, crude oil and natural gas sold to open market
Consumer
Commercial
Markets

Exploration and production
Syngas production
Coal
Gasification
Natural gas
Gas reforming
Coal, crude oil and natural gas
Fischer-Tropsch process
Fuel components
Refine and blend
Fuel products
Co-products
Chemical components
Chemical processes
Chemical products
Market

Our activities

        Sasol believes that its ability to compete and grow sustainably is contingent on internal collaboration, knowledge and resource sharing, as well as building effective external partnerships and joint ventures in different markets, territories and cultural contexts. We recognised the need some time ago to evolve a business structure to support this inclusive approach and over the past two years have undertaken an extensive diagnostic review of Sasol's business model, under the name Project DNA. We have begun to implement the recommendations of the review systematically, one of which has been to cluster our businesses according to common business drivers. Clustering, which involves creating linkages among logically related businesses that allow for strategic consistency and operational efficiencies, has been increasingly adopted by world-class companies to become recognised best practice. In the last year we formalised the group's structure into three focused business clusters—South African Energy Cluster, International Energy Cluster and Chemical Cluster—and our reporting this year follows this new structure.

        The financial information presented to our Group Executive Committee (GEC), including the financial information in the reportable segments, is presented based on International Financial Reporting Standards (IFRS). Since IFRS financial information is the basis for segmental financial decisions, resource allocation and performance assessment, it forms the accounting basis for segmental reporting that is disclosed to the investing and reporting public.

        The audited consolidated financial statements were prepared in accordance with International Financial Reporting Standards (IFRS), as approved by the International Accounting Standards Board, and net income and shareholders' equity have been reconciled to accounting principles generally accepted in the United States of America (US GAAP), which differs in some respects from IFRS. For a discussion of the principal differences between IFRS and US GAAP, see "Item 5.A "Principal Differences Between IFRS and US GAAP" and Note 67 to our consolidated financial statements.

        We divide our operations into the following segments (turnover percentages and amounts in terms of IFRS):

South African Energy Cluster

  •
  Sasol Mining.    We mine approximately 45 million tons (Mt) a year of saleable coal at Sasolburg and Secunda for our South African plants and export approximately 4 Mt of coal annually. Sasol Mining accounted for 2% of our total external segmental turnover in 2007.

  •
  Sasol Synfuels.    We operate the world's only commercial coal-based synfuels manufacturing facility at Secunda. We produce synthesis gas through coal gasification and natural gas reforming, using our proprietary technology to convert synthesis gas into synthetic fuel components, chemical feedstock and pipeline gas. Sasol Synfuels accounted for 1% of our total external segmental turnover in 2007.

  •
  Sasol Oil.    We market fuels blended at Secunda and refined through our 63.6% interest in the Sasolburg Natref refinery (South Africa's only inland crude oil refinery). Products include petrol, diesel, jet fuel, illuminating paraffin, fuel oils, bitumen and lubricants. We have created 169 Sasol retail convenience centres and 222 Exel service stations in South Africa and export fuels to several South African Development Community (SADC) countries. Sasol Oil accounted for 39% of our total external segmental turnover in 2007.

  •
  Sasol Gas.    We distribute and market Mozambican-produced natural gas and Secunda-produced methane-rich gas to customers in the Gauteng, Mpumalanga, Free State, and KwaZulu-Natal provinces of South Africa. We have a 49% interest in Spring Lights Gas (Pty) Limited, an empowerment gas marketing company in Durban, and a 50% interest in Republic of Mozambique Pipeline Investment Company (Pty) Limited (Rompco), the owner of the Mozambique to Secunda gas pipeline (MSP). Sasol Gas accounted for 2% of our total external segmental turnover in 2007.

International Energy Cluster

  •
  Sasol Synfuels International.    We and our joint venture partner, Sasol Chevron, develop and implement international ventures based on the Sasol Slurry Phase Distillate (SPD) process. We brought our first international GTL plant into production in a joint venture with Qatar Petroleum in January 2007. These activities are only expected to contribute to our total external segmental turnover in 2008. We also pursue opportunities based on other hydrocarbons that could be beneficiated through our Fischer-Tropsch technology.

  •
  Sasol Petroleum International.    SPI develops and manages our upstream interests in oil and gas exploration and production in Mozambique, South Africa, Gabon, Nigeria and the Joint Development Zone between Nigeria and Sao Tome/Principe. It produces gas and condensate from Mozambique's Temane and Pande gas field and oil from the offshore Etame oil field in Gabon and pursues gas exploration opportunities globally for feedstock in GTL monetisation. SPI accounted for 1% of our total external segmental turnover in 2007.

Chemical Cluster

  •
  Sasol Polymers.    We operate plants at Sasolburg and Secunda and market ethylene, propylene, polyethylene, polypropylene, polyvinyl chloride, chlor-alkali chemicals and mining reagents to a diverse South African and international customer base. We also have an interest at Kertih,

    Malaysia in ethylene, propylene and polyethylene production and marketing and we are constructing ethylene and polyethylene plants in Iran. Sasol Polymers accounted for 9% of our total external segmental turnover in 2007.

  •
  Sasol Solvents.    We operate plants in South Africa and Germany and supply a diverse range of solvents (mostly alcohols and ketones) and associated products through various business units, including an acrylic acid. We also have an acrylates joint venture in South Africa with Mitsubishi Chemical Corporation and a maleic anhydride joint venture in Germany with Huntsman Corporation. Sasol Solvents accounted for 13% of our total external segmental turnover in 2007.

  •
  Sasol Olefins & Surfactants.    We manufacture and market surfactants and surfactant intermediates, as well as monomers and inorganic specialty chemicals, mainly at plants in Germany, Italy, the USA and South Africa, for customers across the globe. Sasol Olefins & Surfactants accounted for 22% of our total external segmental turnover in 2007.

  •
  Other chemical businesses.    We are involved in a number of other activities in the chemicals industry, both in South Africa and abroad, which, among others, include production and marketing of other chemical products, like waxes, fertilisers and mining explosive products. These activities accounted for 11% of our total external segmental turnover in 2007

  Other businesses

  •
  Other.    We are involved in a number of other activities in the energy and chemicals industries, both in South Africa and abroad, which, among others, are technology research and development, and our financing activities.

        The following tables present our total external turnover after the elimination of inter-segment turnover by business operation and geographic market in accordance with IFRS:

	South Africa Energy Cluster				International Energy Cluster		Chemical Cluster
2007	Sasol Mining	Sasol Synfuels	Sasol Oil	Sasol Gas	Sasol Synfuels International	Sasol Petroleum International	Sasol Polymers	Sasol Solvents	Sasol Olefins and Surfactants	Other chemicals	Other businesses	Total
	(Rand in millions)
South Africa	124	806	34,766	2,074	—	—	7,198	1,228	137	4,593	(18)	50,908
Rest of Africa	122	20	3,048	1	89	777	858	135	110	589	(2)	5,747
Europe	1,322	116	2	—	31	—	79	5,710	11,993	2,855	340	22,448
Middle East and India	53	5	—	—	(55)	—		1,184	194	283	8	1,672
Far East	73	3	—	—	—	—	592	1,034	966	63	86	2,817
North America	—	16	—	—	—	—		2,043	7,814	1,383	3	11,258
South America	—	6	—	—	—	—	9	408	714	251	(2)	1,387
Southeast Asia and Australasia	—	4	—	—	—	—	569	767	84	454	12	1,890

Turnover under IFRS	1,694	976	37,816	2,075	65	777	9,305	12,509	22,012	10,471	427	98,127

	South Africa Energy Cluster				International Energy Cluster		Chemical Cluster
2006	Sasol Mining	Sasol Synfuels	Sasol Oil	Sasol Gas	Sasol Synfuels International	Sasol Petroleum International	Sasol Polymers	Sasol Solvents	Sasol Olefins and Surfactants	Other chemicals	Other businesses	Total
	(Rand in millions)
South Africa	204	631	29,598	1,663	—	—	5,936	1,092	168	3,596	21	42,909
Rest of Africa	—	19	2,643	—	98	649	846	158	159	578	—	5,150
Europe	1,313	107	2	—	15	—	88	4,317	9,555	2,323	116	17,836
Middle East and India	—	4	—	—	48	—	2	1,121	169	182	10	1,536
Far East	—	2	—	—	—	—	386	991	1,026	51	—	2,456
North America	—	136	—	—	—	—	—	1,829	6,638	1,236	—	9,839
South America	—	8	—	—	—	—	12	307	744	178	—	1,249
Southeast Asia and Australasia	—	8	—	—	—	—	267	670	86	387	2	1,420

Turnover under IFRS	1,517	915	32,243	1,663	161	649	7,537	10,485	18,545	8,531	149	82,395

	South Africa Energy Cluster				International Energy Cluster		Chemical Cluster
2005	Sasol Mining	Sasol Synfuels	Sasol Oil	Sasol Gas	Sasol Synfuels International	Sasol Petroleum International	Sasol Polymers	Sasol Solvents	Sasol Olefins and Surfactants	Other chemicals	Other businesses	Total
	(Rand in millions)
South Africa	42	642	22,902	1,408	—	3	5,651	1,303	84	3,346	14	35,395
Rest of Africa	—	6	620	—	—	393	752	155	111	505	11	2,553
Europe	1,429	107	3	—	—	—	86	3,732	8,945	2,686	157	17,145
Middle East and India	—	16	—	—	—	—	28	880	235	133	41	1,333
Far East	—	—	—	—	—	—	358	1,145	888	116	—	2,507
North America	—	20	—	—	—	—	—	1,302	5,985	842	—	8,149
South America	—	11	—	—	—	—	7	217	391	134	—	760
Southeast Asia and Australasia	—	18	—	—	—	—	317	627	103	331	1	1,397

Turnover under IFRS	1,471	820	23,525	1,408	—	396	7,199	9,361	16,742	8,093	224	69,239

Our strategy

        We are active in the oil, gas and chemical sectors, primarily in integrated petroleum and chemical centres of activity in Southern Africa and other countries where we can obtain an advantage through competitive feedstock. Our core business is adding value to low-cost coal and gas feedstock through our unique Fischer-Tropsch synthesis and other proprietary technologies for the production of fuel, fuel components and chemical feedstock.

        Commercialising and expanding our Fischer-Tropsch GTL and CTL technology—We have made further progress in the drive to commercialise our GTL technology based on the Sasol SPD™ process in natural gas-rich regions. The Sasol SPD™ process allows us to monetise underutilised gas resources by converting them into ultra-low sulphur, superior quality diesel and naphtha in line with global trends towards cleaner fuel and reduced emissions to the environment.

  •
  Oryx GTL, the 49:51 joint venture shipped its first GTL product in April 2007. The plant with its capacity of 34,000 bpd is the world's first commercial scale Slurry Phase Fischer-Tropsch GTL plant outside South Africa, developed and built specifically to produce GTL diesel and to a lesser extent, GTL naphtha and liquefied petroleum gas (LPG). The GTL diesel can be used either as a fuel neat or as a blend stock.

  •
  Work on the Escravos GTL plant in Nigeria, a joint venture between Nigerian National Petroleum Corporation (NNPC) and Chevron Nigeria Limited is progressing according to plan. It is envisaged that the plant will be operational in 2010. With its capacity of 34,000 bpd the Escravos GTL plant will produce GTL diesel, GTL naphtha and LPG utilising Sasol licensed technology.

        Following our progress in Qatar and Nigeria, other potential GTL options are also under review. These options include a second GTL plant in Qatar and possible GTL investment in Australia. We are not, however, progressing with a feasibility study on a potential GTL project in Iran, although this may change pending a review of the political situation in that country. The political situation in Iran is being monitored. If a stage-one feasibility study is initiated it will, however, take up to two years before the investment merits of a potential GTL project are precisely determined for consideration and scrutiny by the relevant risk assessment, governance and investment decision-making bodies within the group, which will also take full cognisance of the political situation prevailing in Iran at that time.

        In support of this growth driver, our team of researchers continues to advance our second-generation GTL technology, including our proprietary low-temperature Fischer-Tropsch Slurry Phase reactor and cobalt-based catalysts.

        With their vast coal reserves, China, India and the US offers potential opportunities for us to commercialise our CTL technology. We signed agreements in June 2006 enabling us to continue with feasibility studies for the potential development of two CTL plants in China. China has been able to sustain high levels of economic growth for more than a decade, coupled with a growing demand for energy which outstrips the world average.

        We have started the first phase of significantly expanding our existing synthetic fuels capacity in Secunda, South Africa, by proceeding with a pre-feasibility study into a greenfields CTL facility in partnership with the South African government. The pre-feasibility study of the project, known as Project Mafutha, is expected to be completed during 2008.

        We will continue to explore new opportunities to commercialise our competitive Fischer-Tropsch synthesis technology for the beneficiation of coal and other hydrocarbon resources, including environmentally friendly biomass.

        Grow our integrated chemicals portfolio in selected areas—we will focus on growing our chemicals portfolio either by:

  •
  leveraging new chemical growth opportunities from our Fischer-Tropsch processes; or

  •
  securing integrated positions with highly cost-competitive feedstocks.

        Sasol Polymers remains an outstanding performer in our chemicals portfolio by focusing on continued business optimisation and benefiting from a buoyant demand for polyethylene, polypropylene and polyvinyl chloride. As part of Project Turbo, this division is advancing the construction of two new polymer plants in South Africa to increase our polymer capacity by about 80%. We brought one of the two plants (polyethylene) into operation during 2007. The other plant (polypropylene) is planned for operation at the end of calendar year 2007. Outside South Africa, our polymer business continues to gain momentum. In Iran, Sasol is investing up to €510 million (our 50% share of the total capital project) in a new polymer plant which is designed to produce one million tons of ethylene to be converted into polyethylene, or exported as ethylene. This project is a 50:50 joint venture (called Arya Sasol Polymer Company) between Sasol and the National Petrochemical Company of Iran, and comprises one ethane cracker for producing polymer-grade ethylene and two polyethylene plants. The cracker start-up is currently targeted for the fourth quarter of calendar year 2007, followed by commissioning of the two polyethylene plants in the first quarter of calendar year 2008.

        Sasol Solvents continues to benefit from its status as a diversified producer and marketer of industrial solvents. The breadth of our solvents product portfolio and international market presence covering all major regions are competitive strengths of this business unit.

        In March 2007, we announced that we have terminated the planned divestiture process of the Sasol Olefins & Surfactants (O&S) business and will retain this business. We believe that it was in shareholders' interests not to pursue the divestiture since fair value for the business could not be obtained. We have identified restructuring and other opportunities to improve business performance. We intend, after consultation with the stakeholders, to implement these over the next three to five years after which the options for the Sasol O&S business will be reconsidered.

        Exploit upstream hydrocarbon opportunities—SPI produces natural gas and condensate from the Temane gas field in Mozambique. We are continuing to explore for additional natural gas resources in and around the Temane and Pande onshore gas fields as well as two offshore gas fields. Moreover, SPI remains a 27.75% partner in Gabon's offshore Etame oil field, where crude oil production is being sustained at an annual average of approximately 18,000 bpd.

        Sasol Gas continues to focus on growing the South African gas market following the successful introduction of natural gas from Mozambique in 2004. At 30 June 2005, Sasol held a 100% interest in Republic of Mozambique Pipeline Investment Company (Pty) Limited (Rompco), a company which operates and maintains the cross-border pipeline that conveys natural gas from the Temane central processing facility to the gas network at Secunda. On 1 July 2005, we sold a 25% interest in Rompco to South African Gas Development Company (Pty) Limited (iGas), owned by the South African government), and realised a profit of R230 million. On 2 August 2006, Companhia Mocambicana de Gasoduto S.A.R.L (CMG), a company owned by the Mozambique government, exercised its option to acquire a 25% interest in Rompco and we realised a profit of R346 million on the sale of the shares.

South African Energy Cluster

Sasol Mining

Nature of the operations and principal activities

        In South Africa, we have three coal mining operations:

  •
  Secunda Mining Complex, consisting of four underground mines (Bosjesspruit, Brandspruit, Middelbult and Syferfontein) at Secunda from which 30.5 Mt of coal was supplied to Sasol Synfuels, its primary customer, and 1.0 Mt utility coal to Eskom Holdings Limited (Eskom), South Africa's state-owned power company.

  •
  Export Complex (situated in the Secunda Mining Complex), supplied by the Twistdraai mine at Secunda, producing coal for the international market (export coal sales of 4.0 Mt) as well as a secondary product (middlings), of 4.0 Mt, supplied to Sasol Synfuels.

  •
  Sigma: Mooikraal Complex. The Sigma: Mooikraal mine near Sasolburg was brought into operation to supply utility coal to the group's utility plants in Sasolburg at a rate of about 1.4 Mt a year to replace the depleted Mohlolo underground operation and the Wonderwater high-wall operation, which are undergoing final closure and rehabilitation.

        During 2007, total production was 43.3 Mt of coal, compared to 46.2 Mt in the previous year. The decrease in production resulted from increased coal purchases from Anglo Operations (Pty) Limited's Isibonelo Colliery (Anglo Operations), according to contract, for supply to Sasol Synfuels and a reduction in sales to Sasol Synfuels due to the two shutdowns that occurred during the year. Each year, saleable production volumes vary according to internal demand and export capacity.

Operational statistics

	2007	2006	2005
	(Mt, unless otherwise stated)
Sigma Mine	1.4	1.6	2.6
Secunda Mines	41.9	44.6	45.1

Total production	43.3	46.2	47.7

Saleable production from all mines(1)	41.3	44.5	45.5
External coal purchases from Anglo Operations	4.9	3.1	—

Sales to Sasol Infrachem, Sasolburg	1.7	1.7	3.0
Sales to Sasol Synfuels, Secunda	39.8	40.3	39.4
Additional South African market sales	1.3	2.1	0.5
Export sales (primarily Europe)	3.7	3.6	3.6

Total sales including exports	46.5	47.7	46.5

Production tonnes per continuous miner (mining production machine) per shift (t/cm/shift)	1,696	1,674	1,561

(1)
Saleable production equals our total production minus discard and includes both product sold and movements in stockpiles.

Strategy

        To address the current business challenges, Sasol Mining will over the next 12 months engage in various strategic exercises to primarily confirm sufficient reserves to produce for the remaining life of

Synfuels and secondly to develop methodologies to deliver on our strategic and business challenges which have been identified as:

  •
  Leveraging transformation as a competitive advantage;

  •
  Building operational excellence into everything we do to drive reliable, low cost performance which should be aligned with the Synfuels life expectation;

  •
  Driving growth in conjunction with the group's mandate;

  •
  Attract, develop and retain high quality people to deliver our objectives; and

  •
  Redefining our business to act as a partner in new BEE opportunities.

        Sasol Mining is however still focusing on the six key strategic themes identified during the previous year:

  •
  Mining charter compliance;

  •
  Safety, health and environment (SH&E);

  •
  Continuous improvement;

  •
  Business and reserve optimisation;

  •
  Product and market optimisation and logistics; and

  •
  Winning with people.

Mining Charter compliance

        Economic empowerment of historically disadvantaged South Africans.    The first phase of the implementation of the broad-based BEE ownership strategy commenced with the formation of Igoda Coal, being a venture in the export coal market between Sasol Mining and Eyesizwe Coal (Pty) Ltd, on 9 March 2006. The transaction is conditional on the conversion of Sasol Mining's mining rights to new order mining rights which is still awaited. Eyesizwe Coal partakes in the benefits and risks from the date of transaction and is consequently fully involved in the direction of the business via the Interim Management Committee.

        The second phase of the BEE ownership strategy is in the process of negotiation, with an anticipated completion date by end December 2007. This phase will result in Sasol Mining achieving 26% BEE ownership, well in advance of 2009 as required by the Mineral and Petroleum Resources Development Act (MPRDA).

        Royalties on reserves.    It is anticipated that royalties will be payable from 2009. Based on the current Bill, an amount of approximately R80 million per annum has been included in the budget from 2010 onwards. For 2009 an amount of R10 million was budgeted for as it is expected the legislation will take effect from May 2009.

        Sasol Mining mineral rights conversion.    The deadline for conversion of old to new order mining rights is April 2009. The submission of the application for the conversion of the mining rights, by Sasol Mining in Secunda, was completed by the end of June 2006. The application for the conversion of Sigma: Mooikraal will be submitted after completion of the second BEE deal.

Safety, health and environment

        Safety and health are the main priorities at Sasol Mining's operations. The Sasol Mining Safety Improvement Plan is based on guidelines from the DuPont Safety Resources reviews, the Sasol Mining Dust Improvement Plan and lessons learnt at operations, which form the basis of Sasol Mining's quest towards zero harm incidents. The focus is mainly on personal attitude towards safety and health as well as comprehensive safety and health training to increase employee competency and awareness. Main challenges include high turnover of skilled personnel, resulting in the erosion of the safety and health knowledge base as well as legacy occupational illness cases negatively influencing Sasol Mining's Recordable Case Rate. The programme towards OSHAS 18001 Certification, in order to contribute to a sustainable safety and health culture is progressing according to schedule.

        Sasol Mining's recordable case rate (RCR) excluding health cases decreased to 0.73 for the year ended 30 June 2007 from 0.93 for the year ended 30 June 2006.

Continuous improvement

        Through a process of consultation with all role players, a "Sasol Way" of operating was designed, supported by a tracking tool for monitoring progress and sustainability. This process will be implemented throughout all the mining operations during the next eighteen months.

        In keeping with recent trends, we continue to advance our mechanical productivity, measured by the average number of tons produced by one continuous miner in one shift (t/cm/shift). Since launching a dedicated productivity-improvement programme seven years ago, Sasol Mining has increased its continuous miner productivity by 109%, while also sustaining a general trend of improvement during this period of lowering its recordable injuries. Machine productivity increased by 1% during the year from 1,674 t/cm/shift to 1,696 t/cm/shift.

Business and reserve optimisation

        A business planning process has been established which allows for integrated planning from the strategic level to life-of-complex planning, ten year budgets and short-term planning. During 2007, the business has operated soundly within the context of this business plan. The business plan is focused on continuously operating the mines in the most cost effective manner whilst also focusing on reserve optimisation.

Product and market optimisation and logistics

        The changes in both the demand pattern at the Sasolburg petrochemical complex (only utility coal required) and the supply sources at the Secunda Mining Complex (less Twistdraai coal produced and more coal purchases from Anglo Operations) have necessitated more focus to ensure stability in the coal blends supplied to our internal customers (Sasol Synfuels and Sasol Infrachem). Different computerised blending models have been developed and implemented to manage coal quality and coal blends of products supplied to Synfuels.

Principal markets

        We extract and supply coal mainly to our synfuels and chemical plants under terms and conditions which are determined on an arm's length basis. We export approximately 9% of the Secunda Mining Complex's production. In 2007, external sales, primarily exports, amounted to 5.0 Mt, compared to 5.7 Mt in 2006. In a volatile currency market, average US dollar export prices achieved, increased by 3%, while the Rand weakened by 11% compared to the prior year. This resulted in a net increase in the Rand export coal price of 15%.

        Marketing opportunities for coal in both the international and domestic utility market are being explored. It is our intention to increase our presence in the international market over the ensuing decade. This is currently constrained by our throughput entitlement at the Richards Bay Coal Terminal, South Africa's only coal export outlet.

External market opportunities

        Eskom.    The short-term coal sales to Eskom from Brandspruit Mine terminates in December 2007. Sasol Mining does not plan to extend this agreement as coal from the Secunda reserves will be retained for supply only to the Synfuels market.

        International CTL projects.    In support of Sasol Synfuels International (SSI), Sasol Mining is involved in CTL project studies in China, USA and India. At this stage, Sasol Mining's role is to evaluate the coal feedstock supply in terms of the reserve base, the ability to mine the feedstock, pricing of feedstock, quality requirements of the coal for gasification and safety issues.

        Mafutha project.    This study is still in the idea packaging phase and is expected to progress to the pre-feasibility phase during calendar year 2008. Sasol Mining has been retained as the business partner that will ensure the feedstock (coal) supply to the CTL plants.

Seasonality

        The demand for inter-segment coal is consistent throughout the year. The demand for coal in Europe, the international market in which Sasol Mining is most active, is consistent throughout the year. Variations in tonnage from season to season in the export market are therefore limited.

Marketing channels

        Sasol Mining has appointed a limited number of agents in Europe to represent the company, each with their own specific geographic markets. These agents operate on a commission basis and are authorised to act as intermediaries only. All sales require approval of Sasol Mining before they may be concluded with the customer.

Property, plants and equipment

        Sasol Mining operates six mines for the supply of coal to Sasol Synfuels, Sasol Infrachem (utility coal only) and the external market. The annual production of each mine, the primary market to which it supplies coal and the location of each mine are indicated in the table below:

  Mining activities

			Production (Mt)
Mine
	Market	Location	2007	2006	2005
Bosjesspruit	Sasol Synfuels	Secunda	7.6	7.8	7.7
Brandspruit	Sasol Synfuels	Secunda	7.7	8.2	8.3
Middelbult	Sasol Synfuels	Secunda	8.1	9.3	8.0
Syferfontein	Sasol Synfuels	Secunda	8.4	8.8	7.1
Twistdraai	Export/Synfuels(1)	Secunda	10.1	10.5	14.0
Sigma: Mooikraal	Sasol Infrachem	Sasolburg	1.4	1.6	2.6

			43.3	46.2	47.7

(1)
The middlings product from the export beneficiation plant is supplied to the Synfuels market.

Beneficiation plant

        A coal beneficiation plant is operated at Secunda to enable coal export to the international market. The design throughput of the plant is 10.5 Mt per annum. The plant feedstock is supplied by Twistdraai mine via overland conveyor belts of approximately 22 kilometres in length.

Coal handling facility—Sasol Coal Supply (SCS)

        SCS at Secunda is responsible for the conveyance of coal from mine mouth to a stock holding facility. Here the coal from the different mines is blended in order to homogenise the product that is then conveyed to Sasol Synfuels as demanded.

Sasol Synfuels

Nature of the operations and principal activities

        Sasol Synfuels, based in Secunda operates a coal and gas-based synthetic fuels manufacturing facility which, on the basis of our knowledge of the industry and publicly available information, we believe to be the world's only large commercial-scale facility of this type. We produce syngas primarily from low-grade coal with a smaller portion of feedstock being natural gas. The process uses advanced high temperature Fischer-Tropsch technology to convert syngas into a range of synthetic fuel components, as well as industrial pipeline gas and chemical feedstock. We produce most of South Africa's chemical and polymer building blocks, including ethylene, propylene, ammonia, phenols, alcohols and ketones. We operate the world's largest oxygen production facilities (according to Air Liquide, the French industrial gas company), currently consisting of 15 units. As a result, we also have the capacity to recover high volumes of two noble gases, krypton and xenon.

        We obtain our coal feedstock requirements from Sasol Mining and purchase natural gas feedstock from Sasol Gas.

Strategy

        The vision of Sasol Synfuels is: Growing the world's most exciting petrochemical manufacturing business.

        The primary strategic focus areas, to achieve the above vision of Sasol Synfuels are:

  •
  People—having inspired and performing employees;

  •
  Stability—consistently achieving targets;

  •
  Volume—growing to meet requirements;

  •
  Unit cost—achieving best efficiencies; and

  •
  Sustainability—caring for all stakeholder views.

        Major growth opportunities exist for us in domestic and international markets. Sasol Synfuels is partnering with Sasol Technology, Sasol Oil and key chemical businesses in a feasibility study for a phased 20% increase in production over the next 9 years. The envisaged first-phase growth of 15% would be based on higher throughput of natural gas and thereafter on higher throughput of coal. The latter coal-based growth phase would require new-generation coal gasification technology. Sasol Synfuels envisages complementing the current low-temperature Lurgi coal gasifiers with high-temperature gasifiers, mostly to improve plant efficiency and reduce emissions to the atmosphere. High-temperature gasifiers produce carbon monoxide, which—along with hydrogen—can be used to produce synthesis gas instead of being emitted to the atmosphere. The additional volumes of reaction hydrogen would be sourced from natural gas.

        Working in partnership with Sasol Technology and Sasol Oil we continue to meet the new South African fuel specifications implemented on 1 January 2006. Project Turbo, the fuel-optimisation and polymer-expansion project was delayed due to mechanical problems and is expected to be commissioned during the first half of 2008. Project Turbo will necessitate the rerouting of almost one-million cubic meters a year of fuel precursors produced by Sasol Synfuels to the SCC, where it will be converted into higher-octane fuel, as well as ethylene and propylene. As a result of starting up the SCC, we have a different end-product ratio because our fuel volumes will decrease slightly as some of the fuel streams will be converted into polymer feedstock. In the longer term, however, our growth plans will offset the Project Turbo-related reduction in fuel volumes and the negative impact on unit cost. We expect that in addition to delivering the new fuels solution of 2006, this project will also address most of the envisaged more stringent fuel specifications which are expected to be mandated in future years.

        Various safety initiatives continue to yield positive returns, with our RCR decreasing by almost 50% from 0.95 (combined figure for Synfuels and Service providers) in 2006 to 0.48 in 2007.

Principal markets

        Sasol Synfuels sells fuel components to Sasol Oil, and methane-rich gas is sold to Sasol Gas. Chemical feedstocks are processed and marketed by Sasol and its joint venture partners, including Merisol. Unrefined ethylene and propylene are purified by Sasol Polymers' monomers division at Secunda for the downstream production of polymers. Ammonia is sold to the fertiliser and explosives industries, including Sasol Nitro, our nitrogenous products division.

        The inland South African market for liquid transportation fuels continues to grow, as do many of the major markets for the group's main chemical businesses.

Property, plants and equipment

  Specific product volumes

	2007	2006	2005
	(Mt)
Total production volumes	7.3	7.5	7.5

	2007	2006	2005
	(% of total production)
Liquid and gaseous fuels	64	65	64
Petrochemical feedstock	27	25	25
Carbon plus nitrogenous feedstock for fertilisers and explosives	7	8	8
Specialised cokes, creosote and related carbon and tar products	2	2	3

        We are continuing the development of an Operations Excellence approach suitable for our manufacturing activities. Greater energy efficiency is also being pursued through new programmes aimed at reducing overall unit cost, improving environmental performance and assuring the reliability of electricity supply. This is particularly important at a time when Sasol Synfuels is pursuing significant expansion plans. Sasol Synfuels has been given approval to commence work in the year ahead for the development of a 300-megawatt power-generation plant at Secunda. This facility will be commissioned on natural gas but will eventually use waste-gas streams as an energy source to reduce costs and environmental impact as well as overall site energy efficiency.

        Overall production integrity and reliability remained at high levels throughout the year despite one unplanned shutdown due to an electrical system failure. Overall volumes in fiscal 2007 were lower due to both a phase (western factory) and a total shutdown (eastern factory) that were completed in the same year. This was the result of the postponement of the statutory shutdown in 2005/6. Ongoing programmes are followed to improve plant reliability, availability and efficiency of operations.

        Sasol Synfuels continued to advance a series of major environmental projects as part of a wider group initiative in South Africa to reduce our environmental footprint and enhance operational efficiency. We are constructing a sulphuric acid plant at Sasol Synfuels and an ammonium sulphate facility at Sasol Nitro. The acid plant will use hydrogen sulphide and offtake gas from the Rectisol plant as feedstock. Sasol Nitro will convert a large percentage of the sulphuric acid into ammonium sulphate, an important fertiliser ingredient.

        We are also focusing on opportunities to reduce volumes of low-level volatile organic compounds (VOCs), as well as emissions of sulphur oxides (SOx) and oxides of nitrogen (NOx). Conceptual studies are progressing with a view to reduce emissions significantly below the VOC, SOx and NOx limits prescribed by South Africa's more stringent new legislation, the National Environmental Management: Air Quality Act.

        We completed further environmental cleanup projects with a combined cost of R491 million. In the year ahead, besides the sulphur-reduction investments associated with building plants for producing sulphuric acid and ammonium sulphate, Sasol Synfuels expects to invest further to improve environmental performance.

Sasol Oil

Nature of the operations and principal activities

        Sasol Oil encompasses the established liquid fuels, bitumen and lubricants marketing activities of Sasol through our commercial and retailing interests, including the Exel brand. Operations include fuel blending and storage facilities at our Secunda operations to turn fuel components procured from Sasol Synfuels into market ready products. We are also responsible for crude oil procurement, shipping and the subsequent refining of crude through our majority shareholder interest in the Natref refinery in Sasolburg, as well as final product supply to, and trading with, other licensed wholesalers operating in Southern Africa. Products include gasoline, fuel alcohol, diesel, jet fuel, illuminating paraffin, LPG, fuel oils, motor and industrial lubricants and bitumen.

  Liquid fuels marketed (million m3)

	2007	2006	2005
Total liquid fuel sales	9.72	9.61	9.60
Total liquid fuel sales (exported)	0.83	0.77	0.85

Strategy

        Sasol Oil follows a growth strategy, and has appropriately structured the organisation and management team to drive the following objectives:

  •
  pursuance of growth in fuels production, and growth in the fuels marketing on an economic profit stand alone basis;

  •
  focusing growth in selected geographical markets for the retail and commercial business, utilising a dual brand strategy;

  •
  improving the logistical infrastructure to support growth and customer focused initiatives; and

  •
  supporting Sasol's international growth by providing marketing expertise to SSI.

        Progress has been made with the marketing of fuels to licensed wholesalers, as contracts are being concluded for periods ranging between one and five years to secure sales of available fuel molecules. Significant progress has been made since Sasol Oil's entrance into the South African retail market, and our 345 Sasol and Exel- branded retail convenience centres in 2005, have grown to 391 sites as at the end of June 2007. Sasol Oil's dual brand approach supports two distinctive but complementary marketing strategies.

        On 1 July 2006, we complied with our commitment to the of South African Liquid Fuels Charter and the advancement of BEE, when Tshwarisano acquired a 25% shareholding in Sasol Oil. See "Item 4.B—Business overview—Regulations—Empowerment of historically disadvantaged South Africans".

Principal markets

        Sasol Oil's fuel production is primarily located in South Africa's industrial heartland, where an estimated 63% of the country's gasoline and diesel is consumed. Our full production of approximately 9.1 million m3 of white products per year is insufficient to supply this market. The balance of the market is supplied from coastal refineries and imports, transported via the Transnet Pipelines (previously Petronet) pipeline, road and rail tankers. Limited amounts of white products are exported overland to neighbouring countries.

Seasonality

        The total South African demand for transportation fuels is fairly consistent throughout the year. However, slightly higher demand for gasoline is evident during the December holiday period and diesel demand tends to peak during October, the summer grain planting season. Demand during the first quarter of the calendar year is generally weaker than the annual average.

        As a result of South Africa's longstanding regulatory regime, which is based on import alternatives, the local oil industry is a price taker from international markets. Local price seasonality is mainly as a result of gasoline demand during the USA summer driving season and heating fuels demand impacting on middle distillate prices in Europe during their winter. This normally results in gasoline and diesel prices being higher during our winter and summer compared to the USA and Europe, respectively. Furthermore, during tight supply/demand periods internationally, margins tend to increase disproportionately with peaks, but in time normally reduce as investment is stimulated or as demand dissipates.

Raw materials

        Sasol Oil's main raw material inputs are blending components from Sasol Synfuels, crude oil and base oils for lubricant manufacturing.

  •
  Blending Components

    Sasol Oil has an agreement with Sasol Synfuels to uplift white product components, which are then blended to market specifications in Secunda. Fuel oil components from Sasol Synfuels and Natref are blended to provide customer specific heating fuel solutions.

  •
  Crude Oil

    Natref obtains approximately 65% of its crude oil requirements from the Middle East (of the purchases from the Middle East approximately 13,800 bpd of crude oil is purchased from Naftiran Intertrade Company Limited of Iran and approximately 20,000 bpd of crude oil is purchased from Saudi Arabia) through crude oil term contracts. The balance of the requirement is bought on the spot market from West Africa and other sources. Volatility in crude oil prices has increased since the late 1990's as result of international supply/demand dynamics and geo-politics. Crude oil is landed at Durban and transferred to the refinery by a 670 kilometre pipeline owned and operated by Transnet Pipelines, a subsidiary of Transnet, which is a state-owned multi-modal transport company.

  •
  Lubricant Base Oils

    Sasol Oil owns a portion (40%) of the ESA Lubes Blend Plant in Durban. The plant is managed by Engen and blends automotive and industrial lubes to Sasol Oil specifications. Base Oils are predominantly sourced locally, with Engen being the main source. We only import when local supply is disrupted.

Marketing channels

        Sasol Oil's marketing effort can be divided into four main areas namely sales to licensed wholesalers, marketing in African countries and overland exports into Africa as well as direct sales in the South African retail and commercial markets.

  •
  Licensed Wholesalers

    Sasol Oil is predominantly a bulk supplier to licensed wholesalers. Multi-national oil companies with their own South African refining capacity, BP, Engen, Shell, Chevron and Total, rely on Sasol to supply a large part of their inland retail and commercial marketing requirement. A new type of licensed wholesaler, referred to as a Non-Refining Wholesaler, has emerged over the past two years. Non-Refining Wholesalers have limited access to retail networks and tend to compete with major oil companies in the commercial market.

    Individual agreements that vary in terms of duration, volume, and modes of delivery, regulate the relationship between Sasol and its licensed wholesale customers. The agreed product slates reflect Sasol Oil's production slate to aid efficient and reliable supply. Product is imported to cover planned and unplanned refinery outages to ensure that our supply commitments are met.

  •
  Retail, Commercial, Lubricants, Aviation Fuel, Fuel Oil and Bitumen

    We believe that independent access to retail and commercial markets have strategic, competitive and growth advantages, and we intend to improve our position in the South African fuels market in this respect. Sasol Oil entered the South African retail market on 1 January 2004 with the establishment of the first Sasol-branded retail convenience centre. Currently our network consists of 391 Sasol and Exel branded retail convenience centres across South Africa. Sasol's current national market share is 8.6%. New site development is progressing well, although somewhat slower than anticipated, due to a challenging regulatory environment.

    The commercial business has been repositioned to become an end-user focused business. Progress is fair and a number of large supply contracts have been signed with construction, distribution and mining customers. There is potential to grow market share from the present level of just below 5%.

    Efforts for future growth in the retail and commercial business are focused in our "Marketing Corridor" consisting of the Gauteng, Mpumalanga, Limpopo, North West, Free State and KwaZulu-Natal provinces of South Africa. Currently 90% of our commercial volumes and 82% of our retail sites are within this marketing corridor. Lubricants are marketed by the commercial business unit with transport operators, industry and our own retail network accounting for the majority of sales.

    Exelem is a joint venture with ExxonMobil, tasked with jet fuel marketing at South Africa's premier airport, O R Tambo International. Since its inception in 2003, Exelem's market share at the airport has grown to 16%.

    The Fuel Oil business provides a remarkably diverse range of heating fuels and applications to industrial and mining customers. The Natref refinery is situated 670 kilometres from the coast. The resultant lack of a bunker fuels market makes this business unit crucial to ensure smooth refining operations.

    Tosas is a joint venture with Total. Tosas procures bitumen from Sasol Oil as well as Total, and supplies customer specific solutions to the construction industry.

  •
  Africa Marketing and Namibia Liquid Fuel (Pty) Ltd (NLF)

    Lesotho, Swaziland and Botswana are in the natural supply area of Sasol Oil's production facilities. Exel Lesotho, a fully owned subsidiary of Sasol Oil, acquired the marketing assets of BP in Lesotho recently and is now the leading fuel supplier in Lesotho. Marketing efforts in Swaziland are progressing well, and a trading license was obtained during June 2007. Entry into the Botswana market has not yet been finalised.

    We have an empowerment venture with NLF, to supply 50% of Namibia's white product requirements (about 500,000 m3 a year) for three years as from 1 January 2005.

  •
  Trading Exports (Africa Overland)

    Export sales to other African countries are effected at the refinery gate, as Sasol Oil has no marketing assets in these countries. Volumes available for export to these markets are limited as a result of huge demand growth in South Africa.

Factors on which the business is dependent

        Manufacturing and wholesale licenses are required. Refer to Government regulations below.

Government regulations

        Retail pump prices of gasoline, the maximum refining gate price of LPG and a maximum single national retail price of unpacked illuminating kerosene are controlled by the Petroleum Controller under the Petroleum Products Act, 1977 (Act 120 of 1977).

        The methodology to determine marketing margins via controlled fuels prices is currently under review by the Petroleum Controller, and it is uncertain how the results of this review will impact on our gasoline retailing activities.

        The NERSA, under the Petroleum Pipelines Act, sets tariffs for petroleum pipelines and approves tariffs for third party access to storage and marine loading facilities. The Act grants limited discretion to the NERSA to adopt different pricing methodologies in connection with the setting of tariffs, which may prove advantageous for some competitors, because of different market and geographic positions. The regulations pertaining to tariff setting methodologies have not been issued yet, but may affect our advantage, due to the location of our synfuels facilities at Secunda, in the economic heartland of the country. It may also impact on our ability to fully recover crude oil pumping costs incurred to supply our Natref refinery from the market.

        A new licensing regime for activities in the South African oil industry was introduced during 2006. Manufacturing, wholesaling and retailing of petroleum products may only be conducted once a licence has been issued by the Petroleum Controller under the Petroleum Products Act, 1977 (Act 120 of 1977). Onerous application requirements and a lengthy licensing process may hamper the development of retail convenience centres in future.

Property, plants and equipment

  Natref refinery operational statistics(1)

	2007	2006	2005
Crude oil processed (million m3)	3.2	3.1	3.2
White product yield (% of raw material)	90.4	89.3	89.5
Total product yield (%)	98.7	97.1	97.9

    (1)
    Data based on our 63.6% share in Natref.

        Natref is an inland refinery, focusing on the production of refined distillate fuels and producing only a small percentage of fuel oil and bitumen. It is designed to upgrade relatively heavy crude oil with a high sulphur content (sour) to yield about 90% white petroleum products. Crude oil selection and degree of upgrade are ultimately dictated by refinery configuration and overall economics. Products of the refinery include gasoline, gasoil, commercial propane, jet fuel, different grades of bitumen and fuel oils.

        While Sasol Oil operates the refinery, Total participates in its management with veto rights in respect to a number of corporate actions, including, among others, increasing or reducing Natref's share capital, amending Natref's Memorandum and Articles of Association and the rights attaching to its shares, appointing directors to serve as executive officers and determining directors' remuneration.

        Under the terms of an agreement concluded between Total and Sasol, Total has the option to purchase up to 13.64% of the ordinary shares in Natref from Sasol at fair market value upon the occurrence of certain events. Since December 2003 Total has had two opportunities to increase its shareholding in Natref to 50%, the first being the termination of the Main Supply Agreements and the second the proposed transaction between Sasol and Petronas, which was subsequently prohibited by the Competition Tribunal. On both occasions Total decided not to exercise its option to increase its shareholding in Natref.

        During 2005, we have invested in the Natref refinery to meet new fuel specifications, which required us to discontinue the addition of lead additive to gasoline and to produce diesel that contains less than 500 ppm sulphur. The impact of this has been that Natref's refining capacity was reduced to 89% of previous capacity. We are currently busy with initiatives and further investigations to return our share of the Natref refinery back to its previous capacity. It is foreseen that new processing units will have to be built to meet the further evolution of South African fuel specifications (required for the control of exhaust emissions from road-going vehicles in South Africa) by the earliest in 2013, and restore the resultant reduced capacity of the refinery, which will require a substantial investment.

        Over the year, the overall refinery availability amounted to 95.5%, mainly due to unplanned shutdowns. Of the unplanned shutdowns, the most significant were outages of the diesel hydrotreater, sulphur and residual crude desulphuriser plant. The major turnaround of the crude distillation unit and catalytic reforming units planned for the 2007 financial year was successfully executed.

Sasol Gas

Nature of the operations and its principal activities

        Established in 1964, originally as the South African Gas Distribution Corporation Limited (Gascor), Sasol Gas operates a 2,084-kilometre pipeline network in South Africa. Sasol Gas is a shareholder in Republic of Mozambique Pipeline Investment Company (Pty) Ltd (Rompco) and Spring Lights Gas (Pty) Ltd (Spring Lights Gas).

        The first pipeline was constructed in 1966 to distribute gas produced from coal to industrial customers in the then Witwatersrand area. We expanded our network to more than 800 kilometres of distribution pipelines by 1977. During 1996, we concluded an agreement with Transnet Pipelines to utilise the Lilly pipeline to expand our network to the KwaZulu-Natal area. Our network has reached, 1,350 kilometres of distribution lines after the expansion to the Pretoria geographical area in 1997. Based on the availability of methane rich gas in Secunda we developed the industrial markets of Secunda, Witbank, Middelburg and developed the KwaZulu-Natal market down to the Durban South Area.

        As part of the Natural Gas Project for the development, production and transportation of natural gas from Mozambique, Rompco was established as the owner of the Mozambique to Secunda gas transmission pipeline (MSP).

        Initially, Rompco was a wholly owned subsidiary of Sasol Gas Holdings. Pursuant to the Rompco Shareholders' Agreement the South African and Mozambican governments' nominated shareholders, namely the South African Gas Development Company (Pty) Ltd (iGas) and Companhia de Moçambicana de Gasoduto S.A.R.L (CMG) were afforded a deferred option to purchase in aggregate up to 50% of the shareholding in Rompco. With effect from 1 July 2005, iGas exercised its option to purchase 25% of the shares in Rompco. CMG exercised its option with effect from 2 August 2006. Total profit of R576 million has been realised on the sale of shares to the respective parties. The change in shareholding positively impacts the political risk profile of the investment in Rompco and the MSP.

        As part of Sasol Gas' commitment to BEE, Sasol Gas Holdings formed a joint venture company, Spring Lights Gas, in 2003 to which it sold its business rights to market pipeline gas in the Durban South area. Spring Lights Gas is now entering its fifth year of successful commercial operations. A BEE company, Coal Energy and Power Resources, holds 51% of the shares and Sasol Gas Holdings the balance. During 2007, the shareholders amended the existing shareholders' agreement to expand the marketing area of Spring Lights Gas, previously limited to Durban South, to the whole of KwaZulu-Natal. This has already realised some growth opportunities during 2007.

        Since 1996, Sasol Gas has been using the Transnet Pipelines Lilly pipeline for the transportation of gas to the KwaZulu-Natal market. During 2005, we renewed the gas transportation agreement to continue to use the pipeline for a duration of 17 years (until 2022), with an option to extend the agreement for a further three years.

Strategy

        Sasol Gas follows a growth strategy which it believes will enable us, as part of the "Sasol Pipeline Gas Value Chain", to add value to our stakeholders through the marketing of pipeline gas from various gas sources in Southern Africa as it becomes available.

        We are optimistic that we can achieve the medium term goal of 141MGJ/a (million gigajoules per annum) by June 2008.

        Although the strategy focuses on volume growth, it takes diligent cognisance of safety, profit margin, infrastructure capacity, customer focus and stakeholder relationships.

        We play an important role in monetising Sasol's natural gas reserves in Mozambique and our growth strategy provides an incentive for further gas exploration by SPI. Sasol Gas also adds value to methane rich gas produced by the Sasol Synfuels plant in Secunda through the marketing of the gas.

        The majority of the volume growth up to 141MGJ/a is expected to come from sales to Sasol Synfuels and the external coal alternative market. The latter includes the wider definition of all applications of coal (e.g. power generation and co-generation) and not only in boilers for steam generation. Growth opportunities in the high value markets, where the energy alternatives include LPG, fuel oil and other oil products are regarded as being equally important.

        Targeted geographical expansion is essential to provide access to new markets. During the 2007 financial year Sasol Gas completed a R16 million geographical expansion of its distribution network into the Roodekop industrial area, south-east of Johannesburg.

        We also started two new expansion projects to the western side of Johannesburg to supply gas to the industrial areas of Driefontein and Tarlton. These R63 million and R40 million projects, respectively, are planned to be completed by the last quarter of calendar year 2007.

        Due to the nature of the coal alternative markets it takes longer to penetrate such markets. Signing up new customer contracts encompass the negotiation of long-term commitments, gas supply contracts and capital allocations. Large projects, such as co-generation, require significant time to be developed as they are integrated into the customer's production facility through the supply of electricity and steam facilities.

        The long-term strategy is to increase the natural gas market to 240 MGJ/a over the next 5 years. Possible expansion opportunities are being investigated to enable the supply of 240 MGJ/a to markets in South Africa and Mozambique by 2012.

        As a first step towards achieving this long-term goal Sasol is investigating the expansion of the Mozambique to Secunda pipeline (Rompco pipeline) to transport an additional 27MGJ/a to markets in South Africa.

Principal markets

        Sasol Gas markets methane-rich gas, produced by Sasol Synfuels and natural gas produced from gas fields in Mozambique. In the energy market, pipeline gas competes with crude oil-derived products, electricity and coal in various industries, such as ceramics, glass, metal, manufacturing, chemical, food and pulp and paper.

        The pipeline gas segment in the energy industry in South Africa is still in its infancy. It is expected that the market will grow further as a result of the introduction of natural gas from Mozambique since 2004. The current supply of 112.9 MGJ/a of pipeline gas increased from 105.7 MGJ/a in 2006. Compared to developed countries, South Africa is a small consumer of natural gas as a percentage of its total energy requirements. This presents us with the opportunity to increase sales of environmentally preferred natural gas. Environmental and technological trends together with new environmental legislation are expected to entice customers to convert to gas as a substitute for environmentally less desirable energy sources. During 2007, natural gas volumes sold reached 91.6 MGJ/a and methane rich gas volumes 21.3 MGJ/a.

        Sasol Gas supplies 54.5 MGJ/a of gas to 526 industrial and commercial customers in the provinces of Mpumalanga, Gauteng, KwaZulu-Natal, North-West and the Free State. Besides marketing pipeline gas to these customers, natural gas is also supplied as feedstock to Sasol's facilities in Sasolburg and Secunda.

Raw materials

        The natural gas purchased in Mozambique from an un-incorporated joint venture consisting of Sasol Petroleum Temane Limitada (SPT), International Finance Corporation (IFC) and Companhia Moçambican de Hoidrocarbonetos, S.A.R.L (CMH) is transported by Rompco to Secunda in South Africa. Methane-rich gas is purchased from the Sasol Synfuels facility in Secunda. Sasol Synfuels has been supplying methane-rich gas to Sasol Gas since 1994. Methane-rich gas is transported and distributed via our own pipelines to customers in the Secunda, Witbank and Middelburg area. Methane-rich gas to Kwazulu-Natal is transported via the Transnet Pipelines owned Lilly transmission pipeline and then distributed to customers via Sasol Gas owned pipeline.

Property, plants and equipment

        The Mozambique to Secunda (MSP) natural gas transmission pipeline owned by Rompco is a 26 inch carbon steel underground pipeline of 865 km. The pipeline starts from the natural gas central processing facility at Temane in Mozambique and ends at the pressure protection station (PPS) in Secunda, South Africa. The instantaneous capacity of the pipeline is 136 MGJ/a with an annual average of 120 MGJ/a.

        The inland distribution network of Gauteng is fed from the PPS at Secunda at a pressure of 4,500 kPa. The network is operated at a pressure of 3,350 kPa and lower and the capacity of the distribution network is 80MGJ/a. These pipelines supply various low pressure distribution areas as well as some customers directly. Where these lines enter into various distribution areas, a pressure reduction station reduces the pressure to 625kPa.

        The inland network ends at the auto thermal reformer plant (ATR) in Sasolburg. The ATR plant is used to convert the natural gas into chemical feedstock for the Chemical Cluster businesses located in Sasolburg. The ATR plant is operated by Sasol Infrachem on behalf of Sasol Gas.

        The Secunda, Witbank, Middelburg distribution network receives methane-rich gas from Sasol Synfuels. The normal maximum operating pressure for this pipeline is 3,000 kPa and the capacity of the network is 10MGJ/a.

        The same methane-rich gas as supplied to Witbank and Middelburg is compressed and fed into the Transnet Pipelines transmission pipeline to feed our customers in the KwaZulu-Natal province. The normal maximum operating pressure for this pipeline is 5,900 kPa and the capacity of the network is 20MGJ/a.

International Energy Cluster

Sasol Synfuels International

Nature of operations and principal activities

        Based in Johannesburg and formed in 1997, Sasol Synfuels International (SSI), our technology marketing and support subsidiary, is responsible for developing and implementing international business ventures based on our Fischer-Tropsch synthesis technology. We initiate and develop new ventures from project conception through to venture implementation and participate fully in supporting those ventures and marketing the products.

The Sasol SPD™ process

        Based on our long and extensive experience in the commercial application of Fischer-Tropsch technology, we have successfully developed the Fischer-Tropsch-based Sasol SPD™ process for converting natural gas into high-quality, environment-friendly diesel and other liquid hydrocarbons. The GTL process consists of three main steps, each of which is commercially proven. These include:

  •
  the Haldor Topsøe reforming technology, which converts natural gas and oxygen into syngas;

  •
  our Slurry Phase Fischer-Tropsch reactor, which converts syngas into hydrocarbons; and

  •
  the Chevron Isocracking™ technology, which converts hydrocarbons into particular products, mainly diesel, naphtha and LPG.

        Currently we believe, based on our knowledge of the industry and publicly available information, that on a worldwide basis we have the most extensive experience in the application of Fischer-Tropsch technology on a commercial scale. Given the increasing discovery of extensive natural gas reserves, especially in remote regions, our Sasol SPD™ process can be applied with significant commercial advantages in various parts of the world. As a consequence, our technology has evoked interest from countries and companies with extensive natural gas reserves as an appealing alternative for commercialising these reserves. In recent years, we have been actively promoting our Sasol SPD™ technology and are examining several projects with a view to commencing commercial application at new GTL plants.

        The Sasol SPD™ process converts natural gas into diesel and other liquid hydrocarbons which are generally more environment-friendly and of higher quality and performance compared to the equivalent crude oil-derived products. In view of product specifications gradually becoming more stringent, especially with respect to emissions, we believe that the option of environment-friendly GTL fuels will become more appealing in time. However, the construction of GTL facilities and the production of GTL fuels require significant capital investment, at least during their initial stages, as is usually the case with the application of new technologies. GTL fuels can be used with optimised engines for best performance, although they can also be utilised with current compression ignition engines. We also expect that GTL diesel may be suitable as a cost-competitive blend stock for conventional diesels, thereby enabling diesel producers to improve the quality of their existing diesel formulations without investing substantially in sophisticated new plants and infrastructure. We anticipate the combined factors of GTL diesel's superior characteristics and the prevailing market conditions in developed economies will enable GTL products to initially command premium prices for either niche applications or as a blend stock for upgrading off-specification products.

        In support of this growth driver, our team of researchers continues to advance our second-generation GTL technology, including our proprietary low-temperature Fischer-Tropsch Slurry Phase reactor and cobalt-based catalysts.

The Sasol Chevron joint venture

        In June 1999, Sasol and Chevron Corporation, agreed to create a global alliance, Sasol Chevron (SC), in order to identify and implement ventures based on the Sasol SPD™ process as part of our strategy to exploit our Fischer-Tropsch technology and to develop and commercialise the GTL process. We believe that there are considerable synergies between the two companies, which will enable the alliance to accelerate both the implementation of GTL ventures and the development of markets for the new products, to be produced from the ventures that will be established. We finalised and implemented our global joint venture in October 2000. SC and SSI continue to be involved in exploratory discussions and feasibility studies with some of the world's gas-rich countries, including inter alia, Qatar, Nigeria and Australia, with a view to develop GTL plants over the next decade.

Strategy

        Working in partnership with Sasol Technology, Sasol Mining, Sasol Oil, and Sasol Petroleum International, we continue to explore for new opportunities to commercialise Sasol's competitive Fischer-Tropsch synthesis technology for the beneficiation of coal, gas and other hydrocarbon resources, including biomass.

Early-stage investigation of potential GTL projects

        Qatar Petroleum (QP) and SC previously agreed to evaluate the opportunity of developing an integrated GTL project, at Ras Laffan, Qatar, with a capacity of about 130,000 bpd. SC has completed a feasibility study which was presented to QP for their support. No progress has been made on this project due to the uncertainty regarding the availability of natural gas.

        SC and Chevron Australia completed a joint pre-feasibility study for a GTL facility in Australia. Engineering and design work by Sasol Technology commenced in February 2007 and feasibility study activities have commenced.

Global trends in favour of CTL

        Global trends now favour the establishment of a global CTL industry. Most major energy consuming countries are experiencing declining domestic crude oil production whilst energy consumption continues to increase. This has resulted in increasing dependence on oil and petroleum product imports, particularly from politically unstable regions. It is becoming widely acknowledged that CTL can play a prominent role in the future energy mix of countries pursuing energy security.

        The implementation of Sasol's global CTL strategy is however facing challenges due to the very high capital costs involved and concerns surrounding carbon dioxide (CO2) emissions from CTL facilities. Sasol has initiated Life Cycle Assessment studies and is developing a CO2 strategy to quantify the potential impact and ensure, as a minimum, compliance to IFC guidelines.

        Our researchers will continue to explore new opportunities to commercialise our competitive Fischer-Tropsch synthesis technology for the beneficiation of coal and other hydrocarbon resources, including environmentally friendly biomass.

The Qatari GTL project

        We have formed a joint venture with QP, Qatar's state-owned energy company, the Oryx GTL venture, in respect of the joint development of a 34,000 bpd GTL plant at Ras Laffan Industrial City in Qatar. We hold 49% in this venture, with QP holding 51%. Since engineering, procurement and construction (EPC) commenced in March 2003, a dedicated Oryx management team, which includes a substantial number of Sasol employees, has been established in Qatar.

        In November 2002, Sasol and QP jointly appointed 15 banks as lead arrangers to provide US$700 million limited recourse project financing for the venture. The lump-sum, turnkey EPC contract was awarded to the multinational, French-based engineering company, Technip, in December 2002. The EPC contract became effective in March 2003 after finalisation of the financing agreements. The EPC contract was executed from Technip's operations in Rome and Sasol Technology design engineers and project managers were responsible for the management of the technology, engineering and project management portfolios for SSI and QP.

        Site work for the construction of the Oryx GTL plant began in September 2003. The inauguration of the plant took place on 6 June 2006 and start-up commenced in the first quarter of 2007. During this initial start-up period all systems, process units, including the three main technologies, have been successfully tested and have demonstrated design intent. Products that meet specification are being produced. As to be expected with a facility of this size and complexity, the plant also experienced its share of operational challenges, most of these limited to individual pieces of equipment. The failure of the super-heater in the utility section, reported on during the second quarter of calendar year 2007 has been the most significant to date. Operating rates are currently limited to levels lower than planned. The biggest challenge preventing ramp-up to the planned production rate is a higher than the design level of fine material that is produced in the process and which then has to be handled downstream of the Fischer-Tropsch (FT) units. This fine material is constraining the overall throughput of the downstream units. A number of possible causes for this have been identified and plans are in place to eliminate or remediate these in 2008. The installation of additional downstream equipment as a back-up solution to increase throughput has already been initiated and this will be available for implementation towards the middle of 2008.

        In March 2004, SC and QP announced plans to expand the Oryx GTL plant in order to increase its capacity to about 100,000 bpd. It is still the objective to expand the Oryx GTL plant and this will partly depend on the timely availability of natural gas.

Escravos GTL (EGTL)

        SC, as technology licensor, is participating in the development of a 34,000 bpd GTL plant, at Escravos in the Niger Delta region of southern Nigeria. EGTL is a joint venture between the Nigerian National Petroleum Corporation (NNPC) (25%) and Chevron Nigeria Limited (75%), two companies with established petroleum production interests at Escravos. In April 2005, the EPC contract for this project was awarded to Team JKS. Site preparation was completed and start of beneficial operations of the EGTL facility is targeted for 2010.

Coal beneficiation study for China

        Together with our Chinese partners we are reviewing two coal-rich sites: one in Shaanxi Province at a site about 650 kilometres west of Beijing; and another in Ningxia Hui Autonomous Region at a site about 1,000 kilometres west of Beijing. We have already established a CTL project office in Beijing, with an initial complement of approximately 10 Sasol specialists.

        Working in partnership with the National Development Reform Commission of China and two potential joint-venture partners, Shenhua Corporation and Shenhua Ningxia Coal Limited, SSI completed the pre-feasibility studies for these CTL plants in 2005 and the outcome thereof was favourable. In June 2006, two landmark feasibilities agreements were signed to futher feasibility studies for the two projects.

        These comprehensive feasibility studies will be based on two CTL plants each with an 80,000 bpd capacity. The projects are currently in the second stage of the feasibility studies.

Coal beneficiation study for India

        We have initiated an engagement with key stakeholders to ensure the establishment of an enabling environment for a viable CTL industry to evaluate the potential for a CTL project in India. This has resulted in the decision to open a representative office, in Mumbai, with an initial complement of six specialists. Recent changes to key legislation now enables CTL to qualify for captive end use for coal reserves which will allow the allocation of coal blocks for CTL to facilitate the initiation of a pre-feasibility study.

Early-stage investigation of potential CTL projects

        We are evaluating the viability of a CTL facility in a number of coal-rich states in the USA.

Catalyst facility

        To support our plans to globally develop and commercialise our GTL technology, Sasol Technology developed a cobalt catalyst for application in the Sasol SPD™ reactor to be utilised in GTL plants. We entered into a co-investment agreement with Engelhard (now BASF) during 2002 to manufacture proprietary advanced cobalt catalyst. The first cobalt catalyst production facility with a current production capacity of 670 Mt per annum was commissioned at De Meern in the Netherlands and has since been producing catalyst for the Oryx GTL plant and stockpiling catalyst for the Nigerian plant. Construction of the 2nd catalyst plant project in De Meern is in process with beneficial operation targeted for the middle of 2008.

Principal markets

        Much of the ultra-low-sulphur GTL diesel that will be sold is likely to be used as blend stock for higher-sulphur diesel derived from conventional oil refining. The GTL naphtha will be sold to naphtha crackers that produce olefins such as ethylene.

Seasonality

        GTL product prices reflect the seasonal behaviour of global petroleum product markets.

Raw materials

        Oryx GTL purchases natural gas feedstock from ExxonMobil Middle East Gas Marketing Limited under a gas purchase agreement with a contractual minimum off-take volume. The term of the agreement is 25 years with an option to extend for a further 7 years.

Marketing channels

        The products produced by Oryx GTL will be marketed by Sasol Synfuels International Marketing under a take-or-pay agreement.

Factors on which the business is dependent

Technology

        SSI is dependant on the successful integration of various technologies also referred to in the description of the Sasol SPD™ process.

Feedstock

        The growth of the SSI business is dependant on the availability of competitively priced natural gas and coal reserves.

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

        Working closely with Sasol Technology's Fischer-Tropsch process innovation teams at Sasolburg and Johannesburg, SSI and SC are involved in an ongoing programme aimed at further improving competitiveness by lowering the capital and operating costs of future GTL plants. We are confident that notwithstanding the cost challenges faced by the industry as a whole our technology package still supports a very competitive GTL value proposition.

Government regulations

        Our current GTL operations in Qatar and our catalyst manufacturing facility in the Netherlands comply with the respective local government regulations.

Property, plants and equipment

        US$700 million limited recourse project financing for the venture Oryx GTL venture is secured by a lien on the tangible and intangible assets of Oryx GTL, comprising the plant and related assets.

Plant description	Location	Design capacity
Oryx GTL	Ras Laffan Industrial City in Qatar	34,000 bpd

Sasol Petroleum International

Nature of the operations and its principal activities

Mozambique

        Our natural gas extraction and processing activities on the Temane reservoir have been fully operational since the first quarter of calendar year 2004. Current gas production levels are in line with original expectations at the time of project approval.

        Whilst the Mozambican government has been a 30% partner in the gas field development since inception, they have now also acquired an interest in the gas processing plant. With effect from 1 April 2006, the effective ownership structure of the current business in Mozambique is 70% SPT, 25% CMH and 5% IFC.

        Onshore development activities continue, and good progress has been made with seismic surveys conducted during the year in the Offshore Block 16/19. These exploration activities are aimed at further expansion of gas resources in support of market opportunities that have been identified, both in South Africa and in Mozambique.

Gabon

        In Gabon, we hold a 27.75% interest in the Etame marine block with the operator, Vaalco Gabon (Etame) Inc. (28.07%) and other members of the consortium. Exploration efforts resulted in the discovery of the Etame oil field in 1998. The field went on stream in 2003 at an average rate of 15,000 bpd. During the first half of 2007, the field produced oil, at an average rate of 18,600 bpd. The last development well, Etame-6-Horizontal, came on stream in July 2005. The field is currently producing from one vertical and three horizontal wells. The field produces through a Floating Production Storage and Off-take (FPSO) vessel moored above the Etame field.

        During the second quarter of 2007, the Avouma field was drilled (two production wells), facilities installed and production brought on stream. The production is tied-back to the Etame FPSO with production comingled on the vessel. The Avouma wells came on stream in January 2007 and the current peak production of the combined Etame and Avouma Fields is approximately 20,500 bpd (gross).

        Early in the 3rd quarter of 2007 the Gabonese Government approved development plans for the Ebouri field which will also be tied back to the Etame FPSO. Ebouri was discovered in January 2004. The Ebouri field is currently under development with the first oil expected to be produced in 2008. This will contribute to the flow of oil from the block.

        In the Dussafu Marine block offshore Gabon, we hold a 50% interest and are the operator. Our partners, Premier Oil BV and Perenco s.a., hold 25% each. In 2004 a dry hole was drilled but prospectivity remains on the block. Three dimensional seismic data on the block was acquired and interpreted during 2007. A block wide review was completed in early 2007. The partner group is currently attempting to negotiate terms to continue into the next exploration phase. It is currently uncertain if the group will continue into the next phase or withdraw from the block entirely.

Nigeria

        Through our relationship with Chevron we have gained entry into some highly prospective exploration acreage in the deep water offshore Nigeria. We have accepted a 5% interest in the OPL 214 permit and the farm-in is completed. A successful exploration well was drilled in 2005. The partners entered the second exploration phase in June 2006 and the second exploration well is scheduled in October 2007. In the OPL-249 permit we currently hold a 5% interest. The license includes part of the Bonga SW/Aparo field on which a development plan has been accepted by the government. The final investment decision is currently expected to be taken in 2008. Sasol has a 0.375% interest in this very large field. The license area also includes the potential development of the N'Siko field. The pre-feasibility study was completed early in calendar year 2007 and the Front End Engineering and Design work is currently being tendered. In the OPL 247 license we have accepted a 6% interest. The farm-in has received all of the necessary approvals. We accepted the opportunity to take up a 5.1% interest in Block 1 of the Nigeria/Sao Tome Principe joint development zone and full government approval has been received. Prior to Sasol's entry the partners drilled a successful discovery well in 2005. A second exploration well is in the planning phase.

South Africa

        We are a 10% partner in a prospecting sub-lease agreement, in Block 3A/4A, offshore of South Africa's west coast. The farm-out agreement between Sasol and BHP Billiton has been completed, with operatorship of the block transferred to BHP Billiton upon commencement of the second exploration period. BHP Billiton also concluded a farm-out agreement for a 30% participating interest with the South African State Oil Company, PetroSA.

Strategy

        Our strategic focus is on finding, developing and operating gas and oil opportunities. We continue to be a gas feedstock supplier to the group's South African businesses and the gas markets in South Africa and Mozambique. We are aligning ourselves to be a gas feedstock supplier to the group's international GTL opportunities. Our liquids portfolio includes volumes from Mozambique and Gabon, with future additional liquids envisaged from our ventures in Nigeria. In addition, we are striving to become the centre of excellence within the group for enhanced oil and gas recovery uses for carbon dioxide.

Principal markets

Mozambican production

        Other than royalty gas provided to the Mozambican government, all gas produced is exported to South Africa. The Mozambican government is dedicating royalty gas for use in the vicinity of the processing plant in Temane as well as developing the gas market in the capital city, Maputo. The natural gas condensate produced in the gas processing plant is currently exported via the port of Maputo to offshore markets.

Gabon production

        Oil production from operations is sold on the open market.

Marketing channels

Mozambican production

        In the ongoing business, all natural gas is sold on a long-term sales contract to Sasol Gas, for marketing in the South African market. Opportunities are being assessed and finalised for gas supply to Mozambican markets. The additional gas volumes will become available from the proposed expansion of the current operations.

        Sasol Petroleum Temane sells its condensate sales on a long-term sales agreement with an international trading organisation.

Gabon production

        An annual sales contract is typically entered into based on a competitive bidding process and prices are linked to international prices at time of sale.

Property, plants and equipment

Mozambican production

        Our gas processing facilities in Mozambique are located some 700 km north of the capital, Maputo. Ownership is shared with the Mozambican government through CMH (25%) and the IFC (5%).

Gabon production

        The production occurs through a dedicated FPSO vessel. This is moored offshore at the site of the field.

Chemical Cluster

Sasol Polymers

        Our polymer-related activities are managed in two separate entities, Sasol Polymers a division of Sasol Chemical Industries Limited, and Sasol Polymers International Investments (Pty) Limited (SPII), a subsidiary of Sasol Investment Company (Pty) Limited. SPII manages our international operations.

Nature of the operations and its principal activities

        In Sasol Polymers we produce ethylene by separating and purifying an ethylene-rich mixture supplied by Sasol Synfuels and by cracking of ethane and propane. Propylene is produced by separating and purifying a propylene-containing Fischer-Tropsch stream supplied from the Sasol process. The ethylene is polymerised into low density polyethylene (LDPE), linear low density polyethylene (LLDPE) and the propylene into polypropylene (PP). We operate a fully integrated chlor-alkali/polyvinylchloride chain. Ethylene and chlorine, which arises from on-site chlor-alkali plants, are reacted to produce vinyl chloride monomer and then polymerised to polyvinylchloride (PVC). Caustic soda, hydrochloric acid, sodium hypochlorite and calcium chloride are other chlor-alkali products which are produced.

        We are a major South African plastics and chemicals operation and our vision is to be a world-class producer and supplier of quality monomers, polymers, chlor-alkali chemicals and mining reagents.

        Our South African operation was formed from the Polifin group of companies, which was a joint venture between Sasol and AECI. In 2000, Sasol purchased AECI's shareholding. Subsequently, Polifin was divisionalised in Sasol Chemical Industries Limited and its name was changed to Sasol Polymers.

        In South Africa Sasol Polymers has five operating businesses:

  •
  Monomers;

  •
  Polypropylene;

  •
  Polyethylene;

  •
  Vinyls; and

  •
  Chemicals.

        We have a 60% interest in Peroxide Chemicals (Pty) Limited, a joint venture with Degussa Africa (Pty) Limited, a manufacturer and supplier of organic peroxide chemicals and also had a 50% interest in DPI Holdings (Pty) Limited, a joint venture with Group Five Limited, a manufacturer of PVC pipes and components for the building industry. Our Board approved the disposal of our interest in DPI Holdings (Pty) Limited to Dawn Limited for a consideration of R51 million. The transaction was approved by the South African Competition Tribunal and became effective during October 2006.

        In Sasol Polymers International Investments we manage the following international investments:

  •
  Our 12% shareholding in Optimal Olefins (Malaysia) Sdn Bhd (with Petronas of Malaysia and The Dow Chemical Company of the USA), a manufacturer of ethylene and propylene. Optimal Olefins operates a 690 kilotons per annum (ktpa) (ethane (600 ktpa) and propane (90 ktpa)) cracker.

  •
  Our 40% shareholding in Petlin (Malaysia) Sdn Bhd (with Petronas of Malaysia), a manufacturer and supplier of LDPE. A 255 ktpa tubular plant is operated by Petlin (Malaysia).

  •
  Our 50% shareholding in Arya Sasol Polymer Company in Iran with Pars Petrochemical Company, a subsidiary of the National Petrochemical Company, a manufacturer and supplier of ethylene (1,000 ktpa), LDPE (300 ktpa), and medium and high density polyethylene (300 ktpa). The facilities are under construction and are expected to be in operation in the fourth quarter of calendar year 2007 and first quarter of calendar year 2008.

  •
  A 40% share in Wesco China Limited (with Rhine Park Holdings), a polymer distributor in China and Taiwan.

Strategy

        To direct resources and activity within Sasol Polymers and SPII, we have two strategic ambitions:

  •
  to lead the sub-Saharan African market with the existing product portfolio; and

  •
  to expand through alliances and thereby to become a bi-regional business operating across the Indian Ocean Rim.

        In addition to the investment in the Petlin and Optimal Olefins plants in Malaysia and the recent enlargement of the PVC/vinyl chloride monomer plants in Sasolburg to 200 ktpa, two major expansions in pursuit of these strategic ambitions have been undertaken and are nearing completion:

  •
  in South Africa, Project Turbo is being implemented to upgrade gasoline blend components by Sasol Synfuels at Secunda. This project will also result in increased ethylene and propylene feedstock and hence expansions of production and purification plants have taken place in Secunda and Sasolburg. Consumption of the additional ethylene and propylene will be in-house by means of a new tubular reactor LDPE plant of 220 ktpa using ExxonMobil technology at Sasolburg; enlargement of the existing Univation linear low density polyethylene (LLDPE) plant to 150 ktpa; and a new 300 ktpa Innovene polypropylene plant at Secunda. Except for the polypropylene plant, the construction of which is nearly complete, all other plants have achieved successful start-up and will consume monomers from Sasol Synfuels' new selective catalytic cracker at Secunda; and

  •
  in Iran, the Arya Sasol complex referred to above, is being commissioned.

        Our South African plants will be able to continue to supply the growing needs of the South African polymer markets in the medium to long-term for LDPE and polypropylene. However, our PVC and LLDPE plant capacities are unable to supply the full needs of the local market.

        Substantial investments in plant and equipment, technologies and skills have been made to achieve a leading domestic market position in all core businesses.

Principal markets

        Over the past three years between 77% and 80% of Sasol Polymers' revenue has been earned from sales into the South African market.

        We are the sole polymer producer of PVC, LDPE and LLDPE in South Africa and have the leading share of sales of these products in South Africa, where the competition is in the form of polymer imports primarily from Asian and Middle Eastern producers. We supply 160 ktpa of ethylene and 100 ktpa of propylene under contract to Safripol's polymer production operation in Sasolburg, South Africa, by pipeline for the production of HDPE and polypropylene, respectively. We compete directly with Safripol in the polypropylene market, where we have a significant share of the South African market. Caustic soda is sold primarily in South Africa into the pulp and paper, minerals beneficiation and soap and detergent industries. We hold a 40% share of the caustic soda market. Other suppliers of caustic soda to South African consumers are NCP Chlorchem, who has a 24% market share, a local producer, the Mondi Paper Company who produces caustic soda for its own use (6% of demand) and importers who provide the 30% shortfall.

        We are the sole local producer of cyanide solution which is sold to local gold producers. Gold production in South Africa increased in 2007 as a result of high gold prices, and this resulted in increased sales of sodium cyanide.

        Currently, we export polymers from our South African operations, 27% is sold into West Africa (Nigeria, Angola, Ivory Coast, Senegal and the Democratic Republic of Congo); 29% is sold into China; 16% into East Africa (Tanzania, Uganda and Kenya); 20% into Southern Africa (Zimbabwe, Zambia, Malawi, Mozambique and Swaziland) and 8% into Western Europe with Italy being the largest market. Product from the Petlin plant in Malaysia is sold into Malaysia, India, China, Australia and New Zealand.

Seasonality

        Global polymer demand does not show any marked annual seasonality although higher demand tends to arise in the third quarter of each calendar year as converters stock up for the December holiday period.

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

Raw materials

        Feedstock for ethylene and propylene in South Africa is purchased from Sasol Synfuels at market-priced fuel-alternative values. The mechanism for determining the fuel-alternative value is based on the Basic Fuel Price. During the first quarter of the year our margins were tight but these increased considerably during the subsequent period as international polymer prices managed to retain high levels despite a fall in oil price. Salt used in our production process is imported from Namibia and Botswana at US-dollar denominated prices.

        Feedstock for SPII's joint venture cracker in Malaysia (Optimal Olefins) is purchased from Petronas at a set price, unrelated to oil, that escalates annually in line with US inflation rates. Petlin (Malaysia) buys its ethylene feedstock from Optimal Olefins at market related prices. Arya Sasol (SPII's joint venture in Iran) will buy its feedstock, ethane, from the Pars Petrochemical Company at a set price, unrelated to the oil price. In times of high oil prices this provides a competitive advantage to the operations in Malaysia and Iran, compared to crude oil based producers.

Marketing channels

        Our sales in South Africa are made directly to customers using our own marketing and sales staff. Sales offices are located in Johannesburg, Durban and Cape Town. Account managers are responsible for management of our relationship with customers. Sales administration staff manage order processing, logistics and payment collections.

        For exports from South African operations, an international trading business was established to sell directly into Southern Africa and through distributors and agents into East and West Africa, the Far East, Europe and South America. All sales, administration and logistics are arranged from the Johannesburg office.

        Exports from Arya Sasol in Iran will be handled by a newly established marketing company in Dubai, namely, Sasol Polymers Middle East, a wholly owned subsidiary of SPII.

Property, plants and equipment

        The following table summarises the installed production capacities of each of our main product areas.

  Production capacity

Product	South Africa (ktpa)	Malaysia(1) (ktpa)
Ethylene	618	72
Propylene	950	11
LDPE	220	102
LLDPE	150	—
Polypropylene	220	—
Ethylene dichloride	160	—
Vinyl chloride	205	—
PVC	200	—
Chlorine	145	—
Caustic soda	160	—
Cyanide	40	—
Hydrochloric acid	90	—
Calcium chloride	10	—

      (1)
      Includes our attributable share of the production capacity of proportionately consolidated invetsees.

        As planned, following the successful commissioning of the new 220 ktpa tubular LDPE plant, the 100 ktpa autoclave LDPE plant at Sasolburg (Poly 1) was closed down in February 2007 after 41 years of operation.

Sasol Solvents

Nature of the operations and its principal activities

        We are a leading manufacturer and supplier of a diverse range of solvents, comonomers and associated products. These products are supplied to customers in approximately 110 countries and are used primarily in the coatings, printing, packaging, plastics, pharmaceutical, fragrance, aerosol paint and adhesive industries, as well as in the polish, cosmetics, agriculture and mining chemicals sectors. We have production facilities in South Africa at Secunda, Sasolburg, and Germiston and in Germany at Moers and Herne. Our product range includes butanol, methanol, ethanol, n-propanol, iso-propanol, alcohol blends, ketones, esters, acetic acid, propionic acid, glycol ethers, fine chemicals, comonomers (including hexene, octene and pentene) and mining chemicals. Our joint venture operations with Mitsubishi Chemical Corporation (Sasol Dia Acrylates) and Huntsman Corporation (Sasol Huntsman), produce acrylic acid and acrylates and maleic anhydride, respectively. The breadth of our product portfolio is a competitive advantage relative to the more limited portfolios of some of our competitors in the global market.

        We announced, in September 2007, that we would be dissolving the Sasol Dia Acrylates joint venture by acquiring Mitsubishi Chemical Corporation's entire interest in this business.

Strategy

        Our strategy supports the strategy of the group of growing its integrated chemicals portfolio. A key tenant of our strategy is to optimise current operations through improving efficiencies and focusing on both quantitative and qualitative growth. In our German operations, a business imperative is to identify and secure competitive feedstocks and pursue a process of backward integration to ensure the robustness of these operations into the future. Our existing product base will be used as a foundation to expand our product portfolio, primarily through horizontal diversification, to include new products.

        Over the medium to longer term, we aim to secure additional competitive feedstocks from, amongst others, the group's investments in GTL and CTL opportunities.

        Our investments in Sasol Dia Acrylates and Sasol Huntsman reflect our commitment to expand our product portfolio by adding value to the chemical feedstocks produced.

        The key challenges to achieving these objectives remain:

  •
  The ability to adapt to changing environmental, legislative and market dynamics.

  •
  The need to operate in a global environment with operations in a number of different countries.

  •
  Management of a long supply chain.

  •
  Retention of key personnel.

Principal markets

        In fiscal 2007, approximately 1.75 Mt of products were sold worldwide. Our global business is managed from offices at Johannesburg in South Africa, Hamburg, Birmingham, Antwerp and Paris in Europe, Singapore, Tokyo and Shanghai in Asia, Dubai in the Middle East and Houston in the USA.

        Our competition varies depending on the products sold and includes a number of major international oil and chemical companies. In the market for ketones, our main competitors are ExxonMobil and Shell Chemicals. In the alcohols market, our main competitors are Ineos, Shell Chemicals, ExxonMobil, The Dow Chemical Company, Celanese and Equistar. In the market for acetates and acids, our main competitors include Celanese, Eastman and BP Chemicals.

        The comonomers produced by our operations in South Africa are used by third parties in the manufacture of polyethylene plastics, for applications such as shrink-wrap film, woven plastic bags and refuse bags. The main competitors include Ineos, Shell and Chevron Phillips.

Seasonality

        Production and sales volumes are generally not subject to seasonal fluctuations but tend to follow the broader global industry trends. In terms of the global cyclical nature of our products, periods of high demand and higher prices are followed by an increase in global production capacity which can depress global margins.

Raw materials

        Feedstocks for our South African operations are derived mainly from Sasol Synfuels at market-priced fuel-alternative values based on the Basic Fuel Price. Fluctuations in the crude oil price and Rand/US dollar exchange rate have a direct impact on the cost of our feedstocks and hence on margins.

        Ethylene, propylene and butylene, used in our production facilities in Germany, are purchased at market prices from third party suppliers. The prolonged high crude oil price, and thus the feedstock naphtha price, has put severe pressure on the cost of production at these facilities.

        Some products are produced by converting primary chemical commodities produced in our facilities to higher value-added derivatives. These include:

  •
  Methyl iso-butyl ketone from acetone.

  •
  Ethyl acetate from ethanol.

  •
  Propyl acetate from propanol and acetic acid.

  •
  Ethyl and butyl acrylates from acrylic acids and the corresponding alcohols.

  •
  Ethylene glycol butyl ethers from butanol and ethylene oxide.

Marketing channels

        We operate thirteen regional sales offices and seven storage hubs in South Africa, the Asia-Pacific region, the Middle East, the United States and Europe. We utilise a number of distributors worldwide as an extension of our sales and marketing force to enable increased market penetration.

        A combination of product and account managers ensures continued, long-term relationships with our customers. Our in-house sales and administrative staff manage order processing, logistics and collection of payments as well as customer relationships. The use of bulk supply facilities situated in China, Dubai, Singapore, South Africa and the United States allows for timely delivery to customers in approximately 110 countries.

Factors on which the business is dependant

        Our plants operate using a combination of technology developed within Sasol, primarily by Sasol Technology, as well as technology licensed from various suppliers. Our acrylates technology (utilised in Sasol Dia Acrylates) is licensed from the Mitsubishi Chemical Company. Our maleic anhydride technology (utilised in Sasol Huntsman) is licensed from Huntsman. We also license MiBK technology from Uhde and hydroformylation technology for use in Safol and octene train 3 from Davy Process Technology.

        We license our technology for alcohol recovery to PetroSA.

        Being fully integrated into the Sasol operations in South Africa, we are dependant on Sasol Synfuels and Sasol Infrachem for the supply of both our raw materials and utilities (electricity, water and air).

        We are in the process of obtaining the relevant data required in order to comply with the European Chemical Policy, REACH, which became effective on 1 June 2007. The estimated costs of compliance over the next ten years amount to approximately €9 million.

Property, plants and equipment

  Production capacity

Product	Facilities location	Total(1) (ktpa)
Ketones		328
• Acetone	South Africa	175
• MEK	South Africa and Germany	125
• MiBK	South Africa	28
Glycol ethers		80
• Butyl glycol ether	Germany	80
Acetates		66
• n-Propyl acetate	South Africa	12
• Ethyl acetate	South Africa	54
Mixed alcohols	South Africa	227
Pure alcohols		853
• Methanol (C1)	South Africa	140
• Ethanol (C2)	South Africa and Germany	254
• n-Propanol (C3)	South Africa	54
• Isopropanol (C3)	Germany	240
• n-Butanol (C4)	South Africa	150
• iso-Butanol(C4)	South Africa	15
Acrylates		125
• Ethyl acrylate	South Africa	35
• Butyl acrylate	South Africa	80
• Glacial acrylic acid	South Africa	10
Comonomers		256
C5-C8 alpha olefins	South Africa	256
Anhydrides		60
Maleic anhydride	Germany	60
Other	South Africa and Germany	39

      (1)
      Consolidated nameplate capacities excluding internal consumption, including our attributable share of the production capacity of joint ventures.

        Approximately 75% of our production capacity is at sites in South Africa and 25% in Germany. The South African production facilities are located at Secunda, Sasolburg and Germiston. The German production facilities are located at Herne and Moers in the Ruhr area.

        Construction on our third 1-octene train is progressing. Completion of this plant, expected early in calendar 2008, will almost double our 1-octene production to 196 ktpa. Completion of an additional methyl iso-butyl ketone (MiBK) train using improved Sasol technology, which will increase capacity to almost 60 ktpa, is planned for the middle of calendar 2008.

Sasol Olefins & Surfactants

        Previously we had announced our intention to consider the divestiture of the Sasol Olefins & Surfactants business subject to fair value being received and substantial work was undertaken to prepare the business for sale.

        On 30 March 2007, we announced that the divestiture process had been terminated and that the Sasol Olefins & Surfactants business would be retained within Sasol. Furthermore, existing opportunities would be utilised to restructure and improve the overall performance of the business.

        This process has commenced and on 30 May 2007, we announced a restructuring initiative to improve the competitiveness of our linear alkylbenzene (LAB) business with the intention of idling the LAB plants in Baltimore and Porto Torres. As a result of the decision to terminate the divestiture process, the income statement has been restated for all periods to again include the results of Olefins & Surfactants in continuing operations rather than the single line item reported previously. In the 2006 balance sheet, the assets and liabilities of Sasol Olefins & Surfactants were classified as held for sale and the balance sheet has not been subsequently restated, which is in accordance with the applicable accounting standards.

Nature of the operations and its principal activities

        Sasol Olefins & Surfactants comprises four business units:

  •
  Alkylates and surfactants;

  •
  Alcohols and surfactants;

  •
  Inorganic specialties; and

  •
  Monomers.

Alkylates and surfactants

        The main products of the business unit are paraffins, olefins (including poly-internal olefins), linear alkylbenzene (LAB) and their surfactant derivatives such as paraffin sulfonate and linear alkylbenzene sulfonate (LAS). LAB is the feedstock for the manufacture of LAS, an essential surfactant ingredient for the detergents industry. Paraffins (n-paraffins) and n-olefins are produced mainly as feedstock for the production of LAB and oxo-alcohols. A portion of this business unit's products are used internally for the production of downstream surfactants.

Alcohols and surfactants

        The business unit produces a diversified portfolio of linear and semi-linear alcohols of carbon range between C6 and C22+. Nonionic and anionic surfactants enhance the product portfolio, as well as some surfactant intermediates such as ethylene oxide, alkyl phenols and alkanolamines. The diversity of this product portfolio is supported by the wide range of raw materials (petrochemical, oleochemical and coal-based), technologies and manufacturing facilities used. A portion of the alcohols production is consumed internally to produce surfactants and specialty plasticisers.

Inorganic specialties

        This business unit produces mainly alumina products both as co-products from the Ziegler units (together with alcohol) as well as in dedicated production units. The alumina is upgraded by means of a variety of technical processes to adapt the product characteristics, in some cases to highly specialised products. This business unit also produces zeolites in a production facility in Italy.

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

Principal markets

        The bulk of the production from the alkylates and surfactants business unit ends up as surfactants, either produced internally or by other parties having acquired the intermediates from us. The bulk of these surfactants in turn end in detergents or industrial or institutional cleaning products. The main competitors include: ExxonMobil, Shell and Petresa in n-paraffins; Huntsman, Petresa and ISU in the LAB market; and Stepan, Huntsman and Cognis in the LAS market.

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

Seasonality

        There is very little seasonality associated with our products or the markets in which they participate. Cyclicality of this business is more related to the general chemical investment cycle, which impacts the supply side of the market equation. Many of the markets that we serve typically follow global and regional gross domestic product growth trends and are therefore impacted more by macro-economic factors.

Raw materials

        The main raw materials and feedstocks used in this business are kerosene, benzene, ethane, ethylene and aluminium (all purchased externally). The prices of most of these materials are related to crude oil and energy pricing and the prices follow the crude oil and energy pricing reasonably closely. Over the past 4 years these crude oil and energy prices have been increasing steeply and have been quite volatile.

Marketing channels

        Over 90% of the products produced by Sasol Olefins & Surfactants are sold directly to end-use customers by our sales and marketing personnel. A limited number of distributors are used and are primarily centred in Europe. Approximately 60% of the total sales by Sasol Olefins & Surfactants are conducted under annual and in some cases multi-year contracts.

Property, plants and equipment

        The following table summarises the production capacity for each of our main product areas.

  Production capacity

Product	Facilities location	Total (ktpa)
Ethylene	United States	455
C6+ alcohol	United States, Europe, South Africa	625
Inorganics	United States, Europe	170
Paraffins and olefins	United States, Europe	990
LAB	United States, Europe	550
Surfactants	United States, Europe, Far East, Middle East	1,000

Other chemical activities

Sasol Wax

        Sasol formed a joint venture with the Schumann paraffin wax business in Hamburg in 1995. Initially called Schumann Sasol International AG, the business was re-named Sasol Wax International AG in 2002 when Sasol acquired 100% of the shares.

Nature of the operations and its principal activities

        We produce and market wax and wax-related products to commodity and specialty wax markets globally. We refine and blend crude oil-derived paraffin waxes, as well as synthetic waxes produced on the basis of our Fischer-Tropsch technology. Sasol Wax has its head office in Hamburg and employs approximately 1,100 people globally.

        The overall volume of products marketed by the business amounts to 700 ktpa, of which 30% are products derived from the Fischer-Tropsch process. The main product portfolio includes paraffin waxes, both fully refined and semi-refined, produced and marketed in various grades, as well as Fischer-Tropsch-based synthetic waxes which include the Fischer-Tropsch-derived hard wax, the Fischer-Tropsch-derived medium wax and liquid paraffins in the carbon range C5 through C20. Various specialty blends of waxes are also produced and marketed. We continue to develop niche markets for higher-value specialty waxes, such as those used by the cosmetics, pharmaceutical, construction-board, adhesive, polymer additives, inks and coatings and bitumen additive industries. We also produce wax emulsion at facilities in Germany, Austria and the United Kingdom.

        We manufacture and sell candles from our subsidiary Price's Candles in South Africa. Through our participation in Merkur GmbH & Co. KG (a 50% joint venture with Shell Deutschland) in Hamburg, we market and sell petroleum jelly and white-oils. Our 50% share in Lux International Corporation provides us with specialty wax blending facilities on the west coast of the USA. We supply the Middle East market as well as our operations in Hamburg with additional paraffin waxes from our subsidiary Alexandria Wax Products Company, located in Egypt.

Strategy

        Our business strategy can be summarised as follows:

  •
  Focus on high value sales to clearly defined target markets.

  •
  Develop unique solutions for customers.

  •
  Remain in commodity sectors only where we have a competitive advantage.

  •
  In line with the group's strategy to grow its chemical portfolio through leveraging its technological advantages, we have embarked on a project to expand our Fischer-Tropsch-based synthetic wax production capacity to serve the growing global demand.

        In pursuit of the defined strategic objectives, we have grown our high value sales through new product development, particularly in industrial applications, construction board and bitumen additives. We lost sales volumes in the commodity market in Europe. Fixed costs were reduced in line with lower production activity. These factors resulted in improved profitability during the current financial year.

Principal markets

        The division markets its products globally, but its main markets are in Europe, the United States and Southern Africa. Approximately 40% of waxes are sold to candle manufacturing companies and the balance is sold to numerous market segments, including cosmetics, pharmaceutical, construction-board, adhesive, polymer additives, inks and coatings and bitumen additive industries. N-paraffins are sold predominantly into the drilling-fluids market (west coast of Africa) and for use in the plastics industry (mainly South Africa, India and the Far East).

        The candle market in Europe is seasonal in nature, with demand peaking prior to the Christmas season. In our other important candle market (South Africa), demand is relatively stable although higher demand is evident in their winter season.

        The overall world market for waxes is estimated at about 3,300 ktpa and our main competitors in the commodity market are Exxon Mobil, Shell, China Oil and Sinopec. In specialty wax markets our main competitor is H & R Wax Company. Shell Malaysia is the only other hard wax producer.

Marketing Channels

        Marketing is mostly done by own resources in all geographical areas where we operate. Primary marketing areas are Europe, the United States and South Africa but we also market our products in the rest of Africa, Latin America, the Middle East, Asia, and Australasia. Distributors and agents are also used, where appropriate but operate under direct guidance from our marketing team.

Property, plants and equipment

        The main production assets are located in Hamburg, Germany; Sasolburg, Johannesburg and Durban, South Africa; and Richmond, California, United States. We also have wax emulsion production facilities located in Birkenhead, United Kingdom and Linz, Austria.

        Our plant in Hamburg has a production and blending capacity for paraffin wax of 300 ktpa. It purchases slack wax feedstock from numerous lube-oil-producing refineries predominantly in Western Europe and from Eastern Europe and Africa. We initially de-oil slack waxes to fully or semi-refined quality and fully hydrogenate all final products. Subsequently, various product blends are produced. Products are sold either in liquid bulk or in solidified form. This operation also has a trading activity of about 40 ktpa.

        Our plant in Sasolburg operates Fischer-Tropsch-based technology for the production of synthetic waxes. It uses natural gas as feedstock, supplied by Sasol Gas from Mozambique. We own and operate a wax plant integrated into the Engen refinery in Durban, South Africa. This plant produces wax blends predominantly for the South African and other African candle industries. The production capacity of the South African wax plants amounts to 240 ktpa of Fischer-Tropsch-derived products.

        We also operate a major candle factory located in Johannesburg with a capacity of up to 26 ktpa, which represents approximately 50% of the South African candle industry market.

        In the United States, our wholly owned subsidiary Sasol Wax Americas, Inc., based in Shelton, Connecticut, is engaged predominantly in marketing and trading activities, both in Fischer-Tropsch-derived and paraffin waxes. Sasol Wax Americas, Inc. holds a 50% share in the Lux International Corporation wax business based in Richmond, California. The total product manufactured and traded by Sasol Wax Americas, Inc and Lux International Corporation in the United States amounts to approximately 100 ktpa.

  Production capacity

        In the United States, our wholly owned subsidiary Sasol Wax Americas, Inc., based in Shelton, Connecticut, is engaged predominantly in marketing and trading activities, both in Fischer-Tropsch-derived and paraffin waxes. Sasol Wax Americas, Inc. holds a 50% share in the Lux International Corporation wax business based in Richmond, California. The total product manufactured and traded by Sasol Wax Americas, Inc and Lux International Corporation in the United States amounts to approximately 100 ktpa.

  Production capacity

Product	Facilities location	Total (ktpa)
Paraffin wax and wax emulsions	Germany	430
FT-based wax and related products	South Africa	240
Paraffin wax	South Africa	30
Paraffin wax	United States	100

Significant business factors

        As a result of the move from production of group I to group II & III base-oils, it is expected that there will be a long-term decline in the availability of slack wax.

        It is expected that GTL production capacity will increase in future. GTL facilities typically also produce medium wax as an intermediate which is cracked to produce liquid fuels. It is possible to extract this product stream for use in the wax industry.

        On 1 June 2007, Sasol Wax GmbH and Sasol Wax International AG, both located in Hamburg, Germany, announced they had received a statement of objections from the European Commission on 31 May 2007, setting out the results of the European Commission's investigation into alleged anticompetitive behaviour by members of the European paraffin wax industry. According to the document, several European paraffin wax companies, including Sasol Wax International AG and Sasol Wax GmbH, have collectively infringed applicable antitrust laws. In a previous statement, both companies said that they had co-operated fully with the European Commission and would continue to support the Commission in its investigation. Sasol Wax International AG, the holding company of Sasol Wax GmbH, is a wholly owned subsidiary of the Sasol Group of companies. We formed a joint venture with the Schumann paraffin wax business in Hamburg in 1995. Initially called Schumann Sasol International AG, the business was re-named Sasol Wax International AG in 2002 when Sasol acquired 100% of the shares. According to the European Commission's findings, the alleged violation of antitrust laws by the paraffin wax businesses in Europe had commenced before we became a shareholder in that business. Furthermore, the US Department of Justice investigation into Sasol Wax and other companies active in the wax business in the US, which was announced in April 2005, has been closed. The Department of Justice informed Sasol Wax on 2 May 2007 that it had closed the investigation and would not take action against Sasol Wax.

        The new European Union (EU) regulatory framework (2006/1907/EEC) for the Registration, Evaluation and Authorisation of Chemicals (REACH) that came into effect on 1 June 2007, aims to improve the protection of human health and the environment while maintaining competitive trade. Sasol acknowledges the requirements of REACH, and will ensure that the substances that constitute our products and which are subject to REACH will meet these requirements. We therefore embrace the opportunity to interact with our suppliers, customers and end users to fulfil these requirements.

        In order to ensure continued production and sale of our products in the EU, Sasol has began preparing to achieve the first REACH milestone, namely the pre-registration of the Sasol produced or imported substances by November 2008. Thereafter, we will adhere to the given milestones for registration by categorising our substances according to the specified volume ranges and chemicals regarded as high concern. These timelines include the registration of substances imported into Europe > 1,000 t/a by November 2008.

        Sasol is assessing the potential impact of complying with REACH and we are preparing our business functions including financial, legal, supply chain, information technology, SH&E and product safety departments to achieve minimal effect on the continuity of our product supply. It is not yet possible to quantify the costs of this registration. In addition, we welcome interaction and communication with our customers and suppliers to realise efficient management of the implications associated with this chemical management legislation.

Sasol Nitro

Nature of the operations and its principal activities

        Sasol Nitro, our nitrogenous products division, manufactures and markets ammonia, fertilisers, commercial explosives and related products. The division also markets ammonia, sulphur and specialty gases produced by other Sasol divisions. All production activities are located in South Africa. The division focuses on supplying the South African market, with selective exports of fertilisers, ammonium nitrate-based explosives and explosives accessories mainly into Southern Africa.

        The division's product portfolio includes:

  •
  ammonia and related products;

  •
  nitric acid;

  •
  ammonium nitrate solution;

  •
  sulphuric acid;

  •
  sulphur;

  •
  hydrogen;

  •
  specialty gases;

  •
  phosphoric acid and phosphate derivatives;

  •
  various grades of fertiliser;

  •
  ammonium sulphate;

  •
  explosives-grade ammonium nitrate;

  •
  various packaged explosives; and

  •
  explosive accessories—non electronic initiation systems, boosters and detonating cord.

Strategy

        The business aims to double operating profit from 2005 as a base by 2011. This growth is going to be achieved in the short-term by commissioning of a new ammonium sulphate plant during calendar year 2008, growth of non-electronic detonator sales into the local market, as well as growth of ammonium nitrate explosives exports into Africa.

        The Ammonium Sulphate plant is scheduled for commissioning during calendar year 2008. Sasol Nitro is also currently investigating the feasibility of a biodiesel plant.

Principal markets

        About half of Sasol's total ammonia production is used to produce Sasol Nitro's ammonium nitrate-based fertilisers and explosives. The balance is sold mainly to other South African explosives and fertiliser manufacturers with relatively small quantities made available for industrial usage in other applications, which include chemical manufacture and mineral beneficiation.

        Sasol is the only ammonia producer in South Africa with Sasol Nitro producing approximately half of this ammonia. South Africa is a net importer of ammonia with about 7% of total requirement imported during the current financial year. Omnia and AECI are Sasol Nitro's two major customers for ammonia and they also compete with Nitro in the downstream fertiliser and explosives markets. We have entered into market-related contractual arrangements with these and other ammonia customers.

Seasonality

        The fertiliser season is very closely linked to the relevant crop planting seasons. Most fertilisers are consumed for maize production, for which planting starts in October and runs through to January. Explosives sales are spread evenly throughout the year.

Raw materials

        Natural gas is used as feedstock in the manufacture of ammonia in Sasolburg. We also derive ammonia from Sasol Synfuels in Secunda which is a by-product of their coal gasification process. Ammonia is the main feedstock used in the manufacture of nitric acid and ammonium nitrate.

        Most raw materials for non-electronic initiation systems are imported from the USA. The business is currently investigating the substitution and backward integration of part of this supply.

        Sulphur is used to produce sulphuric acid. Sulphuric acid is used to produce phosphoric acid from the phosphate rock, supplied by Foskor. Although most of South Africa's sulphur requirements are imported from the Middle East or Canada, some sulphur is produced by Sasol in Secunda and in Sasolburg. All potassium requirements for fertilisers in South Africa are imported.

Marketing channels

        Fertiliser is supplied to the farming community via agents, dealers and co-operatives. Due to a strengthening of maize and other crop prices in the last year, 2007 has seen a dramatic improvement in demand. Nitro also exports fertiliser to a limited extent into Southern Africa with deep sea exports of magnesium nitrate hexahydrate.

        The South African mining explosives market remains very competitive and prices are amongst the lowest worldwide. Explosive products are supplied mainly to the Southern African market, with exports of explosives grade ammonium nitrate mainly to Australia. Some quantities of cartridged explosives are also exported to other African countries.

        The market for explosives accessories in South Africa is significant with large quantities of detonators required for extensive mining activities. Demand for products from Sasol Dyno Nobel (non-electronic initiation systems) reached record levels in the current financial year and the business is poised for further growth.

Factors on which the business is dependent

        The most important business drivers of Sasol Nitro are:

  •
  Mining commodity prices—via impact on explosives demand.

  •
  Maize and other crop prices—via impact on fertiliser demand.

  •
  Climatic conditions—via impact on fertiliser demand.

  •
  The international ammonia price.

  •
  The rand/US dollar exchange rate.

  •
  The correlation between the international urea price (that affects fertiliser selling prices) and international ammonia price movements (that affects fertiliser feedstock cost).

Government regulations

        Due to the nature of the products produced, the explosives industry is well regulated, with respect to safety and legal compliance via the Explosives Act.

        The Fertiliser Act regulates Nitrogen:Phosphates:Potassium (N:P:K) formulations via allowable deviations from prescribed component percentages.

        The ammonia and downstream derivative product industry is currently being investigated by the Competition Authorities of South Africa. Sasol Nitro is defending two cases brought to the Commission Authorities by players in the industry.

Property, plant and equipment

        All production facilities of Sasol Nitro are located in South Africa. Our 330 ktpa ammonia plant in Sasolburg uses natural gas as feedstock. This plant also produces hydrogen that is sold to the oil and metal refining industries in South Africa. We also derive 330 ktpa of ammonia produced as a by-product from coal gasification in Secunda.

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

        In Phalaborwa adjacent to the phosphate rock mine of Foskor Limited (Foskor), Sasol Nitro operates a 325 ktpa phosphoric acid plant, of which 100 ktpa capacity has been mothballed since 2004 due to adverse market conditions. Sasol has been toll manufacturing phosphoric acid for Foskor since September 2005 and a longer term tolling deal is awaiting approval from the Competition Commission. Sasol Nitro manufactures a phosphate detergent in Meyerton, Gauteng.

        Sasol Nitro also manufactures bulk explosives at various mining sites and cartridged explosives in Secunda and Ekandustria. Sasol Dyno Nobel manufactures non electronic initiation systems in Ekandustria.

Product	Secunda	Sasolburg	Meyerton	Ekandustria	Phalaborwa	Other	Capacity
	(Number of plants)						(ktpa)
Ammonia(1)	1	1	—	—	—	—	660
Sulphur	1	1	—	—	—	—	205
Granular and liquid fertilisers	2	1	—	—	—	3	700
Fertiliser bulk blending	1	—	—	—	—	3	300
Phosphates	—	1	1	—	—	—	50
Phosphoric acid(2)	—	—	—	—	1	—	325
Explosives	3	1	—	2	—	—	300

(1)
Includes volumes produced by Sasol Synfuels.

(2)
Includes 100 Ktpa mothballed capacity at Phalaborwa.

Sasol Infrachem

Nature of the operations and its principal activities

        Sasol Infrachem is the sole supplier of utilities and services to various Sasol business units (Sasol Polymers, Sasol Solvents, Sasol Wax and Sasol Nitro) as well as external businesses in Sasolburg. Sasol Infrachem operates and maintains the auto thermal reformer (ATR) which reforms natural gas into synthesis gas on behalf of Sasol Gas.

        From June 2004, we converted from coal gasification to natural gas reforming at Sasolburg. The environmental benefits of converting from coal to natural gas are being realised through a substantial reduction in emissions to air (including hydrogen sulfide, carbon dioxide, NOx and volatile organic compounds).

Strategy

        Our vision is to see all businesses prosper in Sasolburg. Our competent and committed people provide a pace-setter platform for gas, utilities and site support services.

        Our strategic ambition is to ensure a competitive advantage through reliable supply, cost competitiveness, specialised knowledge and expertise in services, infrastructure and utilities.

Property, plants and equipment

  Production Capacity

Product	Facilities location	Total
Steam	South Africa	2000 tph
Electricity	South Africa	176 MWh
Water	South Africa	100 Ml/day

Merisol

Nature of the operations and its principal activities

        Merisol is a joint venture company formed in 1997 by the merger of Sasol Phenolics in Sasolburg, South Africa, with the phenolics activities of Merichem Company, based in Houston, Texas, USA. The joint venture partners each own 50% of Merisol. Merisol has a strong presence in the global market for natural phenolics and cresylics with manufacturing facilities in Houston, Sasolburg and Oil City, Pennsylvania, USA. Merisol has an interest in the production of synthetic meta, para-cresol through a 50:50 manufacturing joint venture with Sumitomo Chemicals. Merisol also has a 20:80 venture (Merisol holding 20%) with Chang Chun of Taiwan for the production in Sasolburg of ortho-cresol novolac, a precursor to high-performance epoxy resins used for encapsulating memory and processor chips. Merisol is the supplier of ortho-cresol feedstock and manages this plant.

        Merisol manufactures the pure products, phenol, ortho-cresol, meta-cresol and para-cresol, and a diverse range of blended products, consisting of mixtures of phenol, cresols, xylenols and other phenol derivatives. These blends are known collectively as cresylic acids. Both the Sasolburg and Houston plants produce phenol- and ortho-cresol and cresylic acids. The Houston plant uses proprietary separation technologies to produce high-purity meta, para-cresol and pure meta-cresol and para-cresol, making Merisol one of the few producers of these products in the world.

Strategy

        Merisol is the leading global supplier of quality phenolic products through market leadership, adding value to phenolic raw material.

        Merisol contributes an important role to Sasol's group strategy in providing a profitable outlet for depitched tar acids, a by-product of coal gasification, and this part of the business is robust. The business is however under pressure to pass on increased input costs to customers to maintain margins, particularly on the high value products.

Principal markets

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

  •
  meta-cresol, where the main competitors include Lanxess and Honshu Chemical;

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

Raw materials

        Merisol derives its raw material as a by-product of coal gasification that is recovered for purification and separation, mostly from Sasol. Merisol also sources synthetic meta, para-cresol from its manufacturing joint venture with Sumitomo Chemicals. About 80% of raw materials are subject to fluctuations in the oil price.

Marketing channels

        Merisol markets its products worldwide through sales offices in the United Kingdom, Hong Kong, the United States and South Africa. Markets are served from product inventories held in Rotterdam, for the European market, in Houston, for the US market and exports and Sasolburg for most other markets, including Asia.

Property, plants and equipment

        Merisol's Sasolburg plant, including the tar naphtha extraction plant, uses feedstock from our coal gasification activities at Secunda. During the year the Houston operations completed rationalisation and streamlining of its Greens Bayou plant to reduce costs.

        Merisol owns a butylation plant at Oil City, Pennsylvania, producing di-butyl para-cresol and meta-cresol from meta, para-cresol and pure para-cresol feedstock made by Merisol at its Houston plant. The Oil City plant has completed an expansion project to increase meta-cresol capacity.

  Production capacity

Product	Facilities location	Total
		(ktpa)
Phenol	South Africa, United States	45
Ortho-cresol	South Africa, United States	15
Meta-cresol and para-cresol	United States	16
Pure meta,para-cresol	United States	30
Cresylic acids and xylenols	South Africa, United States	44
High-boiling tar acids	South Africa, United States	4
Butylated products	United States	13

African Amines

        African Amines is a 50:50 joint venture of Sasol Chemical Industries Limited and Air Products. It manufactures, purchases and sells alkylamines, principally for use in explosives, water-treatment chemicals and agricultural chemicals.

        This business is in the process of being sold, with the completion of the sale expected in 2008.

Other businesses

Sasol Technology

Nature of the operations and its principal activities

        Sasol Technology acts as the technology partner to all the business units through launching and helping to sustain the Sasol growth initiatives. The Sasol Technology value chain consists inter alia of: directing technology, acquiring technology, commercialising technology, installing technology and optimising technology for Sasol.

Strategy (Directing technology)

        The strategy for Sasol Technology is based on four pillars:

  •
  to direct Sasol's technology future;

  •
  to position and structure Sasol Technology for short-, medium- and long-term performance and delivery;

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

        The primary constraints that Sasol Technology currently experiences are related to available resources and capacity. These constraints are manageable at this stage but are foreseen to become more problematic over the following years. Strategic plans are being developed to address these issues and include the recruitment of engineers outside South Africa, fostering strategic relationships with technology and engineering providers and development of resources in South Africa.

Research and development (Acquiring technology)

        The central research and development division in Sasolburg, South Africa employs approximately 600 people who focus on fundamental research, while the decentralised divisions focus on product applications. The Sasolburg research facility was expanded and modernised with the aim to:

  •
  enhance infrastructure through enabling the installation of new pilot-plants to expand operational efficiency and flexibility;

  •
  allow the relocation, upgrading and full integration of existing pilot plants;

  •
  enable enhanced reactor and catalyst development programs in support of our advanced Fischer-Tropsch technology development objectives;

  •
  install modern process control systems; and

  •
  improve the information generated.

        The enhanced facilities allow the opportunity to commercialise new and improved petrochemical processes more effectively. The central research function has a full suite of state-of-the-art pilot plants to support both current and the development of future technologies.

        Research activities are also conducted through external alliances and research collaborations with over 100 research institutions, consortia and universities worldwide. In addition, strong emphasis is placed on training. As a result of this, at least 20 of the employees from South Africa are at any given time studying abroad in a continuing effort to ensure top level in-house research competency.

        Noteworthy Sasol Technology Research and Development successes over the past decade include the development of the Slurry Phase and Advanced Synthol reactors, the development of the proprietary cobalt catalyst, the low temperature Fischer-Tropsch process, decarburised carbon, ethylene tetramerisation and the 1-heptene to 1-octene conversion process. A significant part of the research focuses on supporting the CTL and GTL technologies and associated products—the production of chemicals from the primary Fischer-Tropsch products is of particular interest.

        Research is also focused on the reduction of the Sasol operations' environmental footprint which includes greenhouse gas reduction, water treatment and purification. In this regard, special attention is given to water utilisation, given the location of some of the current and future plants in semi-arid areas. Reduction in greenhouse gasses focuses on improving plant efficiencies, carbon dioxide capturing and understanding potential storage alternatives. The introduction of non-carbon based energy as process energy is also under review.

Front end engineering and technology management (Commercialising technology)

        All front end engineering and technology integration and management are performed by specialist Sasol Technology teams taking the ideas from our research and development teams and engineering them into a commercial proposition for exploitation by the group.

        The conceptual and basic design, engineering management and plant commissioning of projects is undertaken on an integrated basis with the business unit leveraging with external technology suppliers and contractors.

Project execution and engineering (Installing technology)

        Sasol Technology is responsible for the project engineering and project management of the major capital programs in the group. The involvement is currently focused in South Africa as well as support in Qatar for the execution and handover of the plants. Delivery of smaller projects and shutdowns are also undertaken. These initiatives are highly leveraged with external engineering and construction contractors.

Operations support (Optimising technology)

        Technical support groups work on an integrated basis with the operations personnel of the business units to improve the profitability and optimise plant performance throughout the group.

Legal proceedings and other contingencies

        Fly Ash Plant    Sasol Synfuels is in legal proceedings with regard to the operation of a plant in Secunda. Ashcor has claimed damages of R313 million relating to their inability to develop their business and a projected loss of future cash flows. The prospect of future loss is deemed to be reasonably possible and the loss is unlikely to exceed R10 million.

        Nationwide Poles    The Competition Commission received a complaint against Sasol Oil (Carbo-Tar division) in April 2003. The complaint was referred by the plaintiff to the Competition Tribunal. The Competition Tribunal found against Sasol that during the period of the complaint Sasol was a dominant firm whose conduct met the test required in establishing prohibited price discrimination. The company filed a notice of appeal and the appeal was heard by the Competition Appeal Court and Sasol was successful in the appeal.

        Nutri-Flo    Nutri-Flo filed a complaint with the South African Competition Commission (the Commission) in 2002, alleging that Sasol was engaging in price discrimination, excessive pricing and exclusionary pricing. The Commission elected not to refer that complaint to the South African Competition Tribunal (the Tribunal). In November 2003, Nutri-Flo brought an urgent application before the Tribunal to interdict Sasol from implementing a new price list. By way of this application, Nutri-Flo filed a further complaint in which, in addition to contending for contraventions on the grounds specified above, Nutri-Flo alleged that Sasol, Kynoch and Omnia were colluding to fix prices in the fertiliser industry. Nutri-Flo subsequently withdrew the application. However, the Commission investigated the further complaint and in May 2005 referred the complaint to the Tribunal, alleging findings of prohibited horizontal practices (namely, price fixing and the prevention or lessening of competition) and abuses of dominance (namely, charging excessive prices and engaging in exclusionary conduct), and requesting the Tribunal to impose the maximum administrative penalty in terms of the South African Competition Act 89 of 1998 (the Competition Act).

        Sasol raised an exception to the complaint referral on the basis that it was vague and did not disclose a clear contravention of the Competition Act. In response, the Commission filed an amended version of the complaint referral. Nutri-Flo, concerned that the Commission did not adequately represent its interests in the complaint-referral proceedings, applied to the Tribunal for leave to intervene, submitting in its application that it would institute a civil action against Sasol if the Tribunal found in favour of the Commission. The Tribunal approved that Nutri-Flo may intervene in the proceedings. Nutri-Flo has still to file the statement in which it makes out its case against Sasol. On the basis purely of the Commission's amended complaint referral, we believe that the likelihood of a finding of unlawful conduct in terms of the Competition Act is remote. However, Nutri-Flo's statement to be filed may require a review of our current assessment. Therefore, it is currently not possible to make an estimate of the contingent liability in this matter (whether arising out of penalties that may be imposed by the Tribunal or civil lawsuits that may arise in the event of a finding of unlawful conduct).

        However, Nutri-Flo has at this stage indicated that should Sasol be found by the Tribunal to have committed the prohibited practises as alleged, then it intends to sue Sasol for damages in the aggregate of about R57.5 million.

        Sasol Wax    On 28 and 29 April 2005, the European Commission conducted an investigation at the offices of Sasol Wax International AG and its subsidiary Sasol Wax GmbH, both located in Hamburg, Germany. A parallel investigation was conducted by the US Department of Justice in the United States. On 3 May 2007 the US Department of Justice decided to close the investigation without taking any action against Sasol Wax. On 31 May 2007, the European Commission issued a statement of objections against Sasol Wax International AG and its subsidiary Sasol Wax GmbH and its superior shareholders Sasol Holding in Germany GmbH and Sasol Limited. According to the findings of the European Commission members of the European paraffin wax industry, including Sasol Wax GmbH, formed a cartel and violated anti-trust laws. Sasol Wax continues to co-operate with the European Commission. Although it is reasonably likely that a fine will be imposed, a reliable estimate of the amount of the possible penalty cannot be made, since the determination thereof is at the sole discretion of the antitrust authorities. However, Sasol Wax has been advised by the European Commission that it in principle qualifies for a discount in respect of the fine to be imposed because of its candid and helpful support in the investigation.

        It is expected that an oral hearing at the European Commission in Brussels will take place within this calendar year.

        Profert    Profert filed a complaint against Sasol in August 2004, alleging that Sasol Nitro refused to supply Profert, charged Profert discriminatory pricing in sales of limestone ammonium nitrate and engaged in exclusionary conduct to exclude Profert from the fertiliser market. In May 2006, the Commission referred the complaint to the Tribunal, alleging findings of prohibited horizontal practices (namely, entering into agreements which constructed and divided the relevant market and which substantially lessened or prevented competition in that market) and abuses of dominance (namely, refusing to supply scarce goods to competitors, discriminating on sale prices and engaging in other exclusionary acts), and requesting that the Tribunal impose the maximum administrative penalty in terms of the Competition Act. On 4 August 2006, Sasol filed a reply to the complaint referral. The matter has been set down for hearing from 3 to 14 March 2008. Preparations for the hearing are proceeding. The Commission has previously indicated that it may seek to have these proceedings heard together with those regarding Nutri-Flo. On the basis of the complaint referral in its current form, we believe that the likelihood of a finding of unlawful conduct in terms of the Competition Act is remote.

        However, if these proceedings are joined with those pertaining to Nutri-Flo, then our current assessment may require review. For these reasons, it is currently not possible to make an estimate of the contingent liability (whether arising out of penalties that may be imposed by the Competition Tribunal or civil lawsuits that may arise in the event of a finding of unlawful conduct).

        Sale of Phosphoric Acid production assets    In June 2004, Foskor increased its phosphate rock price to such an extent that Sasol indicated that it would shut down the operations in Phalaborwa. Sasol and Foskor then entered into an agreement in terms of which Foskor would purchase the Phalaborwa plant.

For the period that this intended sale was under assessment by the South African Competition Authorities, the parties entered into a toll manufacturing arrangement in terms of which Sasol would toll manufacture phosphoric acid for Foskor. The toll manufacturing arrangement commenced on 1 September 2005. In October 2005, the South African Competition Commission issued a recommendation that the proposed merger be prohibited and referred the matter to the South African Competition Tribunal. The parties abandoned the merger in June 2006 and notified the Competition Commission that they intend to enter into a new toll manufacturing agreement for a period of 4 years. The Competition Commission notified the parties that the intended toll manufacturing transaction may amount to a merger, thereby triggering the statutory merger notification requirements in South Africa. It also notified the parties of its intent to investigate whether the current toll manufacturing arrangement (that commenced in September 2005) amounts to a pre-implementation of a merger without the required approval of the South African Competition Authorities and/or if there were any other unlawful arrangements between Foskor and Sasol relating to the proposed sale of the phosphoric acid assets.

        The parties have applied to the Competition Tribunal for a declaratory order that the current toll manufacturing agreement and the proposed 4 year toll manufacturing agreement do not amount to a merger. The Competition Commission in its reply conceded that at face value, these agreements do not amount to a merger. Consequently, on 14 September 2007, the parties withdrew their application as the order sought was no longer required. The Competition Commission has however informed the parties that it is investigating whether or not there were any other unlawful agreements amounting to contraventions of the Competition Act's prohibitions on restrictive horizontal practices between Foskor and Sasol relating to the toll manufacturing arrangements.

        As the Commission has not yet made any findings on its investigation, the likelihood of liability is remote. In the event that the Competition Commission refers the matter to the Competition Tribunal, our current assessment may require review. For this reason, it is currently not possible to make an estimate of the contingent liability.

        Other    From time to time Sasol companies are involved in other litigation and administrative proceedings in the normal course of business. Although the outcome of these proceedings and claims cannot be predicted with certainty, the company does not believe that the outcome of any of these cases would have a material effect on the group's financial results.

        The EDC pipeline litigation    Sasol North America (Sasol NA) had numerous separate pending cases which originated as a result of a 1994 rupture of the ConocoPhillips ethylene dichloride (EDC) pipeline connecting their dock to Sasol NA's vinyl chloride monomer plant in the United States. Plaintiffs sought compensatory and punitive damages as a result of alleged exposure to EDC. As of 30 June 2007 there is a class action and 29 lawsuits pending, brought by over 800 plaintiffs. Plaintiffs allege various personal injuries resulting from exposure to EDC while the plaintiffs were employed as contractors of ConocoPhillips to clean up the EDC or to perform other projects on the ConocoPhillips refinery where the rupture occurred. The plaintiffs seek recovery of unspecified compensating and punitive damages. Sasol NA has successfully obtained substantial insurance coverage for costs that were incurred in connection with this litigation. The last round of settlements of over 300 claims in 2004 totalled approximately US$10 million of which Sasol NA's share was US$3 million. These cases are being vigorously defended on statute of limitations and other grounds but the likelihood of financial loss in future is probable. The loss is unlikely to exceed the amount of US$3 million for the last round of previously settled cases.

        Under the Asset and Share Purchase agreement with RWE-DEA for the acquisition of Condea, the costs in respect of the EDC pipeline cases are reimbursable by RWE-DEA less insurance and tax benefits.

        Sulphur dioxide litigation    During January 2003, Sasol NA and ConocoPhillips refinery released a quantity of sulphur dioxide into the environment as a result of a power outage in the ConocoPhillips Lake Charles refinery. Lawsuits were filed against ConocoPhillips and Sasol NA has since been added as a defendant. At 30 June 2006, more than 600 lawsuits had been filed on behalf of more than 20,000 plaintiffs. ConocoPhillips and Sasol NA jointly defended the lawsuits and Sasol NA's liability for defense and settlement costs has been limited, by agreement. Sasol NA has paid the "cap" as per the agreement and therefore the prospect of future loss in this matter is remote and no future loss in this regard is expected.

        Yellow Rock litigation    In July 2005, Sasol NA received notice of suit by Yellow Rock LLC alleging over US$1 million in damages and seeking an injunction that would require Sasol NA to remove its ethylene from Salt Storage Dome 1-A in Sulfur, Louisiana near the Lake Charles Chemical Complex. The suit alleges that in 2004 the Dome 1-A was leaking ethylene and caused the "blow out" of an oil and gas exploration well being drilled by Yellow Rock. An integrity assessment of the well performed by an independent consultant in early 2005 concluded that the Dome 1-A was not leaking. These results were conveyed to Yellow Rock and were signed off by the Louisiana Department of Natural Resources, but did not deter the filing of the suit. In March 2007, plaintiffs amended their petition to assert significant additional damages in excess of US$70 million, including loss of revenues and loss of fair market value of the oil and gas reserves adjacent to the dome. A trial date has been set for January 2008. Sasol NA has instituted action against the insurer for appropriate indemnification. Prospects of future events confirming a loss are therefore remote.

        US hearing loss cases    There are presently approximately 150 hearing loss cases pending with respect to Sasol NA that are being jointly defended with ConocoPhillips. These claims for occupational hearing loss in Louisiana are not covered by Workman's Compensation. The likelihood of loss is considered probable as these claims will be settled. Sasol NA has accrued its best estimate of US$0.4 million being the probable liability for settlement of these cases at 30 June 2007.

        Dorothy Molefi and others    Certain plaintiffs sued Sasol Limited and National Petroleum Refiners of South Africa (Pty) Ltd. (Natref) and various other defendants in two claims in the United States District Court for the Southern District of New York. The plaintiffs are represented by attorney Edward Fagan. These claims are similar to many instituted against a large number of multi-national corporations worldwide under the Alien Tort Claims Act and the Torture Victim Protection Act, referred to as the related cases. The plaintiffs allege a conspiracy between the defendants and both the former "Apartheid Era Government" as well as the post 1994 democratic government in South Africa of former President Nelson Mandela and President Mbeki, resulting in the genocide of South Africa's indigenous people and other wrongful acts.. Defendants in the related cases moved to dismiss the actions against them. The Molefi action against Sasol Limited and Natref was stayed in November 2004 pending a decision on the motions to dismiss in the related cases. The motion to dismiss in the related cases was granted, and plaintiffs appealed to the Second Circuit Court of Appeals. During October 2007 the appeal was decided. Plaintiffs in those related cases were successful on one of the three grounds of appeal, thus enabling the plaintiffs to amend their complaint to assert additional factual allegations to meet the requirements of the Alien Tort Claims Act. Although the claim against Sasol Limited and Natref remain stayed, the possibility exists that the plaintiffs in that case may, in light of the partially successful appeal in the related case, apply for the stay to be lifted and for the possible amendment of their lawsuit. Sasol remains of the view that the claims are without merit and the case should be dismissed on the basis that the appropriate forum, both in respect of jurisdiction and convenience, ought to be South Africa and not the United States District Court of the Southern District of New York.

Environmental Orders

        We are subject to loss contingencies pursuant to numerous national and local environmental laws and regulations that regulate the discharge of materials into the environment or that otherwise relate to the protection of human health and the environment in all locations in which it operates. These laws and regulations may, in future, require us to remediate or rehabilitate the effects of its operations on the environment. The contingencies may exist at a number of sites, including, but not limited to, sites where action has been taken to remediate soil and groundwater contamination. These future costs are not fully determinable due to factors such as the unknown extent of possible contamination, uncertainty regarding the timing and extent of remediation actions that may be required, the allocation of the environmental obligation among multiple parties, the discretion of regulators and changing legal requirements.

        Our environmental obligation accrued at 30 June 2007 was R3,355 million compared to R3,184 million in 2006. Included in this balance is an amount accrued of approximately R1,969 million in respect of the costs of remediation of soil and groundwater contamination and similar environmental costs. These costs relate to the following activities: site assessments, soil and groundwater clean-up and remediation, and ongoing monitoring. Due to uncertainties regarding future costs the potential loss in excess of the amount accrued cannot be reasonably determined.

        Under the agreement for the acquisition of Sasol Chemie, we received an indemnification from RWE-DEA for most of the costs of remediation and rehabilitation of environmental contamination existing at Condea Vista Company located in the United States on or before 1 March 2001.

        Although we have provided for known environmental obligations that are probable and reasonably estimable, the amount of additional future costs relating to remediation and rehabilitation may be material to results of operations in the period in which they are recognised. It is not expected that these environmental obligations will have a material effect on the financial position of the group.

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

September 2004 Accident Trust

        On 1 September 2004, the lives of ten employees and contractors were lost and a number of employees and contractors were injured during an explosion that occurred at our Secunda West ethylene production facilities.

        Since January 2006, the company, Solidarity, the Chemical, Energy, Paper, Printing, Wood and Allied Workers' Union and an attorney representing the unions have been in negotiations to find a mechanism to pay compensation to the dependants of people that died or were physically injured in the accident to the extent that they had not been previously compensated in terms of existing policies and practices. It was agreed to establish an independent trust, the September 2004 Accident Trust, to expeditiously make ex gratia grants to persons who were physically injured in the 1 September 2004 explosion at our Secunda West ethylene production facilities and to the dependants of persons who died in that accident. The September 2004 Accident Trust was registered on 29 June 2006. Qualifying victims of the accident have been invited to submit applications for compensation. These grants will be calculated in accordance with the applicable South African legal principles for the harm and loss suffered by them as a result of the accident to the extent that they have not already been compensated.

        We will fund the September 2004 Accident Trust to pay the grants. Whilst accepting social responsibility, we have not acknowledged legal liability in creating the trust. As at 30 June 2007, a total of 172 claims have been received, of which 55 have been finalised, resulting in payments totalling R0.9 million. Future payments are dependent on the number of applications which will still qualify and the calculation of the grants based on the applicable South African principles. It is believed that the possible loss, inclusive of legal costs, is unlikely to exceed R10 million.

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

        The Act provides that every organ of the State must take into account any relevant code of practice issued pursuant to the Act in determining qualification criteria for the issuing of licenses and other authorisations pursuant to any law and in developing and implementing a preferential procurement policy.

        The Minister of Trade and Industry may propose regulations under this Act.

Codes of good practice for broad-based black economic empowerment (the Codes)

        On 6 December 2006, Cabinet approved the gazetting of both Phase 1 and Phase 2 of the Codes published in November 2005 and December 2005, respectively, pursuant to the Act mentioned above. The Codes were gazetted on 9 February 2007 in Government Gazette 29617 (Main Codes) and the Minister of Trade and Industry determined that the Codes came into operation on the same date.

        Progress to date includes the publishing of guidelines on the Department of Trade and Industry website, which includes the following:

  •
  Guidelines: Equity Equivalents Programme for Multinationals; and

  •
  Guidelines: Complex Structures and Transactions, and Fronting (previously Statement 002).

        Pursuant to the gazetting of the Codes (Main Codes) and published guidelines, private sector enterprises are urged to apply the principles contained in the Codes when implementing broad-based BEE initiatives. In interactions with public entities and organs of state, it is considered essential that the private sector applies these principles to ensure full recognition for their efforts. Furthermore, it is considered desirable that the private sector also apply these principles in their interactions with one another.

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

The Mining Charter

        In October 2002, the government and representatives of South African mining companies and mineworkers' unions reached broad agreement on the Mining Charter, which is designed to facilitate the participation of historically disadvantaged South Africans (HDSAs) in the country's mining industry. The Mining Charter's stated objectives include the:

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

        The Mining Charter, together with a scorecard which was published on 18 February 2003 to facilitate the interpretation of and compliance with the Mining Charter (the scorecard), requires mining companies to ensure that HDSAs hold at least 15% ownership of mining assets or equity in South Africa within five calendar years and 26% ownership within ten calendar years from the enactment of the new Mineral and Petroleum Resources Development Act (MPRDA) which came into force on 1 May 2004. The Mining Charter further specifies that the mining industry is required to assist HDSAs in securing finance to fund their equity participation up to an amount of R100 billion within the first 5 calendar years after the coming into force of the aforementioned Act. Beyond this R100 billion commitment, the Mining Charter requires that participation of HDSAs should be increased towards the 26% target on a willing-seller-willing-buyer basis at fair market value.

        The scorecard provides a method of indicating the extent to which applicants for the conversion of their mineral rights under the MPRDA complied with the provisions of the Mining Charter. It is intended that the entire scorecard would be taken into account in decision making. Notes attached to the scorecard provide guidance in interpreting the objectives of the Mining Charter.

        On 16 March 2006, we announced the implementation of the first phase of Sasol Mining's broad-based BEE strategy through the formation of Igoda Coal, an empowerment venture with Eyesizwe Coal, a black-owned mining company. Igoda Coal will be one of South Africa's largest empowered coal export companies. Eyesizwe Coal will own 35% of Igoda Coal, while Sasol Mining holds the remaining 65%. Igoda Coal will become fully operational as a statutory business entity and take transfer of the relevant mining area from Sasol Mining once the transfer of the mining rights have been effected. It is expected that the transaction will become effective with the second phase of Sasol Mining's broad-based BEE ownership strategy, as outlined below.

        On 11 October 2007, Sasol Mining announced the second phase of its broad-based BEE strategy by the formation of a black-woman controlled mining company called Ixia Coal (Pty) Limited (Ixia). Ixia is a venture with Women Investment Portfolio Holdings Limited and Mining Women Investments (Pty) Limited. The transaction is valued at R1.9 billion. This transaction brings Sasol Mining's BEE ownership component to an estimated 26% (calculated on attributable units of production). Upon the conversion of the Secunda mining rights and the procurement of financing by Ixia, the transaction will be implemented. The transaction will be financed through equity (R59 million) and a combination of third party funding and appropriate Sasol facilitation. It is currently envisaged that approximately 40% of the transaction will be funded through third party debt, however this is dependent upon market conditions prevailing at the time.

The Liquid Fuels Charter

        In November 2000, following a process of consultation, the Minister of Minerals and Energy and representatives of the companies in the liquid fuels industry, including Sasol Oil, signed the Liquid Fuels Charter setting out the principles for the empowerment of HDSAs in the South African petroleum and liquid fuels industry.

        The Liquid Fuels Charter requires liquid fuels companies, including Sasol Oil, to ensure that HDSAs hold at least 25% equity ownership in the South African company holding their liquid fuels assets by the calendar year 2010. It also envisages methods of measuring progress by requiring participants in the industry to meet targets set in connection with transformation of ownership. In addition, the Liquid Fuels Charter requires that historically disadvantaged persons be given preferred supplier status, where possible, in the procurement of supplies, products, goods and services, as well as access to use and ownership of facilities.

Sasol and Exel's BEE transaction

        One of our major BEE transactions was the establishment of Exel in November 1997 as a 22.5% minority shareholder. At the time of the merger with Sasol Oil, Exel was a model empowerment enterprise 77.5% owned and controlled by HDSAs. With the help of Sasol, through the secondment of specialised personnel, the provision of technical support and training, and other support services, Exel evolved rapidly from a zero base to establishing 195 retail fuel stations by December 2003. By that time, Exel had won 4% and 7% of the competitive South African liquid fuels retail and commercial markets, respectively. Exel recorded an operating profit (before interest and tax) of almost R8 million in 1998. Five years later, the company posted an annual operating profit of more than R100 million. Subsequently, Sasol Oil acquired the entire shareholding of Exel with the empowerment partners obtaining a 2% interest directly in Sasol Oil.

Sasol and Tshwarisano BEE transaction

        It is our fundamental objective to comply with the terms of the Liquid Fuels Charter. We have therefore facilitated a transaction with our BEE partner in the form of Tshwarisano.

        It was initially envisaged and announced that Tshwarisano would have acquired a 12.5% shareholding in the former proposed joint venture, Uhambo Oil, if the Competition Tribunal had approved the proposed merger of our liquid fuels business with Petronas' South African liquid fuels business. Pursuant to the Competition Act of 2000, the Competition Tribunal prohibited the merger on 20 February 2006.

        By agreement as a result of the proposed merger not occurring, Tshwarisano has acquired a 25% shareholding in Sasol Oil effective 1 July 2006.

        See "Item 5A—Operating results".

BEE policies

        As from 1 July 2006, Sasol Oil has met the 25% BEE ownership target with Tshwarisano holding 25% of the shares in Sasol Oil with BEE policies as follows:

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

Employees

        In keeping with the spirit of the Liquid Fuels Charter, as well as the Employment Equity Act, we have set employment equity targets. This requires that advantageous treatment be given to HDSAs in aspects of employment such as hiring and promotion. Employment Equity targets are set out and reviewed periodically to ensure that they are met. Special training and mentorship programmes are in place to create a work environment that is suited to the successful nurturing of HDSA staff.

Procurement

        Procurement is a crucial element of BEE as set out in the Liquid Fuels Charter, as well as in other industry charters and government policy. BEE procurement affords smaller industry players the opportunity to participate meaningfully in the sector. As prescribed in the Charter, HDSA companies are accorded preferred supplier status as far as possible.

        Sasol Oil has established a BEE procurement policy, an enhanced procurement governance model and unique strategies to stimulate growth in its BEE spend.

Corporate social investment

        We focus on facilitating the socioeconomic development of the communities in which we operate, through partnerships with key stakeholders in these communities.

        Social investments are presently channelled into five main areas:

  •
  Education (particularly in mathematics and science);

  •
  Job creation and capacity building;

  •
  Health and welfare;

  •
  Arts, culture and sport development; and

  •
  Environment.

The Restitution of Land Rights Act

        Our privately held land could be subject to land restitution claims under the Restitution of Land Rights Act 1994. Under this Act, any person who was dispossessed of rights in land in South Africa as a result of past racially discriminatory laws or practices is granted certain remedies, including, but not limited to:

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

        The Restitution of Land Rights Amendment Act became law in February 2004. Under the original Act, in the absence of a court order, the power of the Minister to acquire or expropriate land for restitution purposes is limited to circumstances where an agreement has been reached between the interested parties. The Act would entitle the Minister to expropriate land in the absence of agreement. Such an expropriation could be for restitution or other land reform purposes. Compensation payable to the owner of the land would be subject to the provisions of the Expropriation Act 63 of 1975 and section 25(3) of the Constitution which provides, in general, that compensation must be just and equitable.

Regulation of mining activities in South Africa

The Minerals Act

        For the period up to 30 April 2004, all mineral rights, encompassing the right to prospect and mine, were held, either privately or by the government of South Africa. Ownership of private mineral rights was held through title deeds and constitutes real rights in land, which are enforceable against any third party. Prospecting and mining were regulated by the Minerals Act and South African common law. The Minerals Act regulated the prospecting for and the optimal exploitation, processing and utilisation of minerals, in addition to imposing reclamation requirements on prospecting and mining operations. The Act required that anyone undertaking prospecting or mining operations had to compile an environmental management programme and to provide for the environmental impact of the proposed prospecting or mining activities. This programme had to be approved by the relevant Director of Mineral Development. The Minerals Act has subsequently been repealed by the implementation of the Mineral and Petroleum Resources Development Act (Act 28 of 2002), which came into effect on 1 May 2004.

        Under the Minerals Act, we owned all the coal rights for the properties over which we have mining authorisations, except for small tracts of land at Secunda, which were owned by the government of South Africa and for which we have obtained the government's consent to mine in consideration for the payment of a royalty per ton of coal mined from those properties.

The Mineral and Petroleum Resources Development Act (MPRDA)

        The fundamental principle of the MPRDA is the recognition that the mineral resources of the country are the common heritage of all South Africans and therefore belong to all the people of South Africa. The Act vests the right to prospect and mine, including the right to grant prospecting and mining rights on behalf of the nation, in the state, to be administered by the government of South Africa. Thus, the state is the guardian of all mineral rights and has the right to exercise full and permanent custodianship over mineral resources.

        The MPRDA imposes significantly more stringent environmental obligations on mining activities than the repealed Minerals Act. However, it contains transitional arrangements for existing operations. Under these transitional provisions, the environmental management programs will continue in force, as the Department of Minerals and Energy (DME) introduces the more stringent requirements of the MPRDA.

        The MPRDA adopts the environmental management principles and environmental impact assessment provisions of the National Environmental Management Act. The MPRDA addresses the allocation of responsibilities for environmental damage, pollution and degradation and imposes rehabilitation obligations. It significantly extends the scope of liability of directors who may be jointly and severally liable for any unacceptable negative impact on the environment, advertently or inadvertently caused by the company. It also allows the state to take remedial action and claim costs. It maintains the requirement for an environmental management programme for all mining operations, but with more detailed specifications than under the Minerals Act, and prohibits the carrying out of mining activities before the approval of the programme. When rehabilitation is required, it is not limited to the land surface. We are in compliance with the repealed Minerals Act, and we expect to continue to be in compliance with the new legislation.

Mining rights

        Transitional provisions are included in the MPRDA, which phases out privately held mineral rights held under the repealed legislation. The transitional provisions contemplate three types of rights:

  (a)
  mineral rights in respect of which no prospecting permit or mining authorisation has been issued and/or no prospecting or mining activities are taking place;

  (b)
  mineral rights in respect of which prospecting permits have been issued and prospecting is taking place; and

  (c)
  mineral rights in respect of which mining authorisations have been issued and mining is taking place.

        The rights described in these three categories are defined as Old Order rights. Under category (a), the holders of privately-held mineral rights had to apply for a prospecting or mining right in their own names to replace their existing mineral rights by 30 April 2005. Under categories (b) and (c), any prospecting permit or mining authorisation granted under the previous legislation would continue to be valid for a maximum period of two or five calendar years from enactment, respectively. After the lapse of the one-year period referred to in category (a) and the respective periods in categories (b) and (c), the mineral rights will cease to exist. Within these periods, the holders of mineral rights and prospecting permits or mining authorisations, in order to continue with their mining or prospecting operations, must apply for a new prospecting right or mining right in respect of category (a) and for conversion to new prospecting or mining rights in respect of categories (b) and (c).

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

        Part II of the Regulations promulgated under the MPRDA relate to the Social and Labour Plan that must accompany any application for a mining right. The Mining Titles Registration Amendment Act (Act 24 of 2003) and Regulations have been implemented simultaneously with the implementation of the MPRDA. It provides the mechanism to give effect to the provisions of the MPRDA, in particular with regard to the registration of rights under that Act. Draft Regulations under this Bill have also been published for comment.

        Sasol Mining held various prospecting permits or mining authorisations with respect to our existing mining operations, which are now being classified as old order rights. We have commenced with the process to apply for conversion of our existing mining and prospecting rights into new-order rights and for any new licenses Sasol Mining may require under the MPRDA. It is the declared intent of the South African government not to disrupt operations as a result of the introduction of the new legislation. When considering applications for the conversion of existing mineral rights under the MPRDA, the Minister of Minerals and Energy must take into account, among other factors, the applicant company's compliance with the Mining Charter. We intend to undertake any appropriate action required to ensure conversion of our existing mineral, prospecting and mining rights under the MPRDA.

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

Regulation of pipeline gas activities in South Africa

The Gas Act

        The Gas Act came into effect on 1 November 2005 as proclaimed by the President of South Africa. The Gas Act regulates matters relating to gas transmission, storage, distribution, liquefaction and re-gasification activities. Among its stated objectives are:

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

  •
  trading in gas.

        NERSA has the authority to determine maximum prices for distributors, reticulators and all classes of consumers where there is inadequate competition as contemplated in the South African Competition Act. NERSA may impose fines not exceeding R2 million a day, if a licensee fails to comply with its license conditions or with any provisions of the Gas Act. The Piped Gas Regulations issued in terms of section 34(1) of the Gas Act was promulgated on 20 April 2007.

The National Energy Regulator Act

        The National Energy Regulator Act came into operation on 15 September 2005 as proclaimed by the President. The National Energy Regulator Act provides for the establishment of a single regulator to regulate the piped gas, petroleum pipeline and electricity industries and for the functions and composition of the energy regulator.

        On 1 November 2005, NERSA, pursuant to the National Energy Regulator Act, came into existence by the appointment of the four full-time regulators, of which one is the designated chief executive officer of NERSA. The Regulator consists of nine members, including four full-time members and five part-time members. Although the full-time members of NERSA are appointed for specific portfolios (gas, electricity and petroleum pipelines), NERSA will operate as a collective and decisions will be made on a collective basis.

        According to Section 35 of the Gas Act license applications for existing business activities had to be submitted to NERSA within six months from the effective date of the Gas Act (2 May 2006) by any person owning or operating gas facilities or trading in gas. Accordingly, Rompco submitted an application for the operation of a gas transmission facility. This license to operate a transmission facility was issued to Rompco on 21 February 2007. Sasol Gas submitted license applications for the operation of distribution facilities as well as for trading in gas

        All the license applications have been compiled in accordance with the Gas Act and the rules published by NERSA. In accordance with the rules, the applications were advertised, inviting objections within a 30- day period. Thereafter, NERSA has 60 days to consider the objections and responses thereon in order to decide on the granting of the licenses. Public hearings regarding the applications for operating and trading licenses by Sasol Gas took place on 17 and 26 July 2007. The issuing of these licenses has however not been completed yet. Up to 30 June 2007, NERSA has issued 31 construction licenses to Sasol Gas in respect of projects for the expansion of its existing pipeline network.

The Mozambique Gas Pipeline Agreement (Regulatory Agreement)

        This agreement entered into between the Minister of Minerals and Energy of South Africa, the Minister of Trade and Industry of Mozambique and our company in connection with the introduction of natural gas by pipeline from Mozambique into South Africa is incorporated into the Gas Act through the reference thereto in Section 36 of the Act. The Gas Act provides that the terms of the agreement bind the Gas Regulator for a period until 10 years after natural gas is first received from

Mozambique (26 March 2004). From the date of the conclusion of the agreement, the terms of the agreement relating to the following matters constitute conditions of the licenses to be issued to Sasol Gas and Rompco under the Gas Act:

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

        The Gas Regulator Levies Act was signed into law on 15 January 2003 and came into effect on 1 November 2005. It provides for the imposition of levies by the Gas Regulator on the amount of gas delivered by importers and producers to inlet flanges of transmission or distribution pipelines. These levies will be used to meet the general administrative and other costs of the gas regulation activities of NERSA and the functions performed by NERSA in this regard. In terms of the Act, NERSA has to submit a budget to the Minister of Minerals and Energy, which after approval by the Minister in conjunction with the Minister of Finance, will be relayed into a levy charged as a per gigajoule levy on the volumes of gas transported. The collection of levies commenced in September 2006 and during the NERSA financial year which ended on 31 March 2007, Sasol Gas paid a total amount of R37 million in levies under this Act. By 30 June 2007, the NERSA budget for their current financial year remained pending the approval of the Ministers.

Regulation of petroleum-related activities in South Africa

The Petroleum Products Amendment Act

        This Amendment Act, which became effective on 17 March 2006, amends the existing Petroleum Products Act by enacting provisions regulating a range of matters including the licensing of persons involved in the manufacturing, wholesale, holding or development of sites, and retail sale of petroleum products. The Amendment Act prohibits licensed wholesalers from holding retail licenses, except for training purposes. As the Amendment Act and regulations to be promulgated there under regulate business activities conducted by Sasol Oil, Natref and Sasol Synfuels, they are currently in the process of applying for manufacturing licenses in respect of our plants, wholesale licenses in respect to our wholesale activities and site licenses for our retail sites. We cannot assure you that these licenses will be granted. It should be noted that, as a person conducting the aforesaid activities at the commencement of the Amendment Act, Sasol Oil and Sasol Synfuels are entitled to the issue of such licenses if they are found to be in compliance with all legal requirements in force for the operation of their respective activities. However, new site developments could be delayed given the requirements under the new regulations.

The Petroleum Pipelines Act

        This Act, which was signed by the President of South Africa on 31 May 2004 and became effective on 1 November 2005, among other things, establishes a petroleum pipelines authority as custodian and enforcer of the regulatory framework applicable to petroleum pipelines.

        Among the stated objectives of the Petroleum Pipelines Act are:

  •
  promoting competition and limit anticompetitive practices within the scope of the regulated activities;

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

        The Act enables the authority to expropriate land in accordance with Section 25 of the South African Constitution if a licensee is unable to acquire such land by agreement with the owner and the land is reasonably required for facilities which will enhance the Republic's petroleum pipelines infrastructure. The Act authorises the South African Minister of Minerals and Energy to promulgate regulations and we cannot assure you that the application of the provisions of the Act, or the promulgation of regulations in terms thereof, will not have a material adverse effect on our business, operating results, cash flows and financial condition.

        We have submitted applications for the issue of licenses for our depots and related infrastructure and currently await their issue.

The Petroleum Pipelines Levies Act

        The Petroleum Pipelines Levies Act No. 28 of 2004 empowers the National Energy Regulator to impose levies on petroleum transported by petroleum pipelines. The proposed levy will be based on the amount of petroleum, measured in litres, delivered by importers, refiners and producers to inlet flanges of petroleum pipelines and must be paid by the person holding the title to the petroleum immediately after it has entered the inlet flange.

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

        Our combined mining, fuels and chemical operations are subject to numerous local, national and regional safety, health and environmental laws and regulations in Southern Africa, Europe, the United States, the Asia-Pacific region, the Middle East and the Indian subcontinent. Our global operations, including marketing and logistics, are also affected by international environmental conventions.

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

        In order to ensure that our safety, health and environmental performance is aligned with our group targets and objectives, corporate governance and other audits are carried out regularly. All of our businesses are required to track their performance and furnish quarterly reports to their respective operating boards to the Group Executive Safety, Health and Environment Committee and to the group Risk and Safety, Health and Environment Committee. At the highest level, the Risk and Safety, Health and Environment Committee of the Sasol Limited Board considers the major risks and liabilities, progress on our internal indicators of performance and any major incidents and events of non-compliance. For information regarding our Group Executive Safety, Health and Environment Committee and the Risk and Safety, Health and Environment Committee of the Sasol Limited Board, see also "Item 6.C—Board Practices". Similar reports are also required to address significant division-specific issues. We use the findings emanating from corporate governance and other audits to implement improvement measures.

        Our businesses are required to manage their safety, health and environmental risks in line with internationally accredited management systems. On environmental management systems, we are well on the way towards our group target of achieving ISO (International Standards Organization) 14001 certification for all our businesses. The ISO 14001 standard is an internationally accepted standard for the development and implementation of environmental management systems. Certification to the standard entails regular audits by an independent, accredited third party auditor. We have also set OSHAS 18001 and Process Safety Management (based on the US Occupational Safety and Health Administration and other Sasol requirements) as additional minimum corporate requirements, including a behavioural safety programme for all Sasol businesses. These systems and programmes are currently being implemented.

Health and safety

        Safety.    In 2007 there were four regrettable fatalities, as was the case in 2006. There were two at Sasol Mining, one at Sasol Synfuels and one at Sasol Wax in Hamburg, Germany.

        Sasol appointed DuPont Safety Resources (DuPont) in November 2004 to undertake a comparative safety review of selected South African operations against international best practices in the areas of leadership, organisation, and operational and process safety. DuPont performed a second review during March 2006 to determine progress with the implementation of recommendations arising from the first review. While commendable progress was reported, the improvement programme was updated and continued. The focus during the 2007 financial year has been the setting up of the Process Safety Management system in South African operations, and practical implementation will follow in the 2008 financial year. Process Safety Management audits will be performed in accordance with the practice in Sasol North America.

        The performances of our US and European operations have been excellent.

        Emissions.    Because of the nature of some of our processes, including coal gasification for the production of petrochemical products, our operations generate relatively high carbon dioxide emissions. Our coal gasification operations are situated in South Africa, which is classified as a developing country in terms of the Kyoto Protocol and though we are largely exempt from the emissions reduction targets required under the Protocol, we have implemented a successful project to replace coal as a feedstock with natural gas at our Sasolburg chemical operations. Sasol is also committed to reducing greenhouse gas emissions. We support the voluntary Energy Efficiency Accord championed by the South African Department of Minerals and Energy.

        We monitor and measure ambient air quality around our South African plants. In Lake Charles in the United States, we also are part of an authority-led initiative to monitor ambient air concentrations, in order to identify and address proactively major risks for community health in a timely manner. In addition, our operations in the United States have reduced reported emissions under the Toxic Release Inventory by over 80% since reporting began in 1987.

        As expected, our hydrogen sulfide odors from coal gasification, which were within statutory limits, were eliminated when natural gas replaced coal as a feedstock at our Sasolburg operations. Significant efforts are also being made to reduce hydrogen sulfide emissions emanating from the Secunda operation. The sulphur recovery plants are being upgraded to reduce levels of hydrogen sulfide emissions and improved monitoring and control equipment will also be addressed as part of this long-term project. Sasol also conducted an international audit focusing on air pollution management at our South African operations. Findings and recommendations made during the audit are being incorporated into current improvement and business plans.

        Water.    Water use is increasingly becoming a source of concern, not only in mining, but in all our operations, in particular in South Africa, Qatar and other arid countries. A series of water treatment and saving programmes and projects were introduced or are currently under way to address relevant challenges in all of our operations. We have progressed significantly in the research and development of managing the water-related impacts of our mining activities.

        Our project team of internal and external experts in mining, geohydrology, geochemistry, water and waste treatment is currently committed to researching innovative and cost-effective solutions to further reduce our impact on the environment.

        The long-term supply of water to the Secunda complex (up to 2030) has been augmented by the Vaal River Eastern Sub-System Augmentation Project (VRESAP). The Trans-Caledon Tunnel Authority was mandated by the Minister of Water Affairs and Forestry of South Africa to fund and implement the VRESAP project to meet the growing demands of Eskom and Sasol in the Mpumalanga region. Construction of the VRESAP pipeline is currently in progress. Delays in the construction process has resulted in the expected completion date to shift from October 2007 to May 2008.

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

        Our operations in the United States are conducted in accordance with the requirements of the Occupational Safety and Health Administration Process Safety Management and US Environmental Protection Agency (US EPA) Risk Management Program regulations. Through the application of these regulations, we implement a thorough safety management process designed to minimise the risks of accidents and releases of hazardous substances.

        In addition, since 11 September 2001, assessing and improving the security of chemical operations in the United States has become an important focus. Our Baltimore and Lake Charles plants have since evaluated plant security programs and made changes in procedures and physical security measures. As a member of the American Chemistry Council, Sasol North America (Sasol NA) has also adopted a Security Code of Management Practice, which requires that we conduct a security vulnerability analysis to identify areas in which additional security measures are necessary, and have a management system in place for other aspects of plant, distribution and cyber security.

        All Sasol sites have identified and quantified their major risks with regards to major fire, explosion or releases. Risk mitigation plans are in place.

        We maintain a comprehensive insurance programme to address identified risks.

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

        The decommissioned Klipspruit cyanide factory has been satisfactorily rehabilitated and negotiations are underway for the Johannesburg Metropolitan Council to take over the land for future development.

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

        The South African Waste Discharge Charge System for the controlled discharge of effluent to a water body will be implemented by the Department of Water Affairs and Forestry over the next two to three years. The financial impact to Sasol has yet to be quantified, but could be substantial. Waste and waste water effluent minimisation projects are receiving specific attention.

        Asbestos.    We have a strategy for the risk-based phase-out of asbestos, which is being implemented by our operations. We have implemented a policy to ensure that new sources of asbestos are not procured in the construction of new facilities worldwide. Remaining asbestos on some of our older facilities is managed according to a set of Sasol requirements in the absence of statutory phase out requirements Asbestos is removed and disposed of under strict regulatory requirements as plant modifications are made or as necessary for maintenance.

        Product Registration.    The new European Union Regulatory Framework for the Registration, Evaluation, and Authorisation of Chemicals (REACH) that came into effect on 1 June 2007, aims to improve the protection of human health and the environment while maintaining competitive trade. We acknowledge the requirements of REACH and will ensure that these substances that constitute our products and that are subject to REACH will meet these requirements. We therefore embrace the opportunity to interact with our suppliers, customers and end users to fulfill these requirements. In order to ensure continued production and sale of our products in the EU we have begun preparing the first REACH milestone, namely the pre-registration of the Sasol produced or imported substances by November 2008. Thereafter, we will adhere to the given milestones for registration by categorising our substances according to the specified volume ranges and chemicals regarded as of high concern.

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

        National Environmental Management Act.    The National Environmental Management Act provides for co-operative environmental governance and coordination of the environmental functions of the government. The Act regulates environmental authorisation requirements, compliance and provides for enforcement measures including provision for fines up to R5 million. The Act principally imposes a duty of care on persons who have or may pollute or degrade the environment and other responsible parties to take reasonable measures to prevent and remediate environmental damage, protects workers refusing to undertake environmentally hazardous work and provides for control over emergency incidents. It promotes access to environmental information, protects whistleblowers and allows for private prosecution and class actions. The Act was recently amended to include provisions and requirements for environmental authorisations and impact assessments. Provisions in this regard under the Environment Conservation Act were repealed. Amendments have recently been proposed to the Act and to the environmental impact assessment regulations aiming to streamline the impact assessment requirements in support of economic growth objectives.

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

        National Mineral and Petroleum Resources Development Act.    This Act makes provision for the effective management of impacts associated with mining activities. An environmental management programme (EMP) must be compiled, approved by the Department of Minerals and Energy, and regularly reviewed. The EMP is required to cover potential environmental as well as socio-economic impacts. The Act further requires the making of financial provision for the rehabilitation or management of negative environmental impacts. Amendments have also recently been proposed on this Act, specifically in relation to environmental management provisions. These include a requirement for the renewal of an environmental authorisation whenever rights obtained under the act are renewed. The proposed amendments also aim to reduce the options and financial mechanisms available for making financial provision for environmental rehabilitation.

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

        A significant part of our operations, including mining, chemical processing and others, require use of large volumes of water. South Africa is generally an arid country and prolonged periods of drought or significant changes to current water laws could increase the cost of our water supplies or otherwise impact our operations. In this regard, the Department of Water Affairs and Forestry is implementing a Pricing Strategy aimed at allocating the appropriate price for the use of water, which may have a significant impact on operational costs. Further initiatives in this regard include the National Water Resource Strategy and the National Water Resource Allocation Strategy, aiming to ensure the equitable distribution of water. The Department of Water Affairs and Forestry is also progressing towards establishing a state owned water resources infrastructure agency that will finance and implement all future national water infrastructure schemes.

Air protection

        The National Environmental Management:    Air Quality Act has recently been promulgated, enabling the Department of Environmental Affairs and Tourism (DEAT) to set ambient air quality and emission standards, declare Priority Areas for the purposes of implementation of Air Quality Management Plans, and prepare for the review of atmospheric emission licenses. It is expected that this Act will impose stricter standards on air quality management in South Africa, through the adoption of internationally accepted ambient and emission standards and that this will result in significant capital and operational costs. The Department of Environmental Affairs and Tourism recently declared the Vaal Triangle (where the Sasolburg plant is situated) as a Priority Area. The National Air Quality

Management Framework is also expected to be published towards the latter part of calendar 2007. The DEAT is also finalising ambient air quality standards, the implementation of which is expected to require significant capital expenditure. We are cooperating closely with the DEAT in the implementation of these requirements.

        Some of our processes in South Africa, especially coal gasification, result in relatively high carbon dioxide emissions. South Africa is considered a developing country in terms of the Kyoto Protocol and, accordingly, it is largely exempt from the emissions reductions required. We are taking measures to reduce our emissions, amongst which has been the use of natural gas from Mozambique since 2004 as a partial replacement for coal. This change reduced sulphur dioxide emissions and hydrogen sulfide odours from gasification operations in the Sasolburg region This effort also resulted in the significant reduction of greenhouse gas emissions. In addition, we have successfully registered a nitrous oxide emission reduction project using the Clean Development Mechanism, thereby reducing greenhouse gas emissions equivalent to about a million tones of carbon dioxide a year. We further monitor air emissions at our plants to measure ambient air quality.

Waste and hazardous substances

        Environment Conservation Act.    The Environment Conservation Act establishes a licensing framework for the establishment, operation and closure of any waste disposal site. The DEAT is currently finalising a National Waste Management Implementation Programme, to be supported by the National Waste Management Act. Further the National Waste Management Bill is also being finalised and is expected to be enacted towards the latter part of calendar year 2008. The Bill aims to introduce legislative requirements on all aspects of waste management in a comprehensive manner. The Bill also aims to regulate contaminated land management. Once enacted, the Waste Management Act will revoke the waste management provisions under the Environment Conservation Act.

        Hazardous Substances Act.    The Hazardous Substances Act provides for the control and licensing of substances that may cause injury, ill-health or death to human beings by reason of their toxic, corrosive, irritant, strongly sensitising or flammable nature.

Other environmental legislation

        The National Road Traffic Act and its regulations regulate the transportation of dangerous goods and substances. The Act provides specifications for road tankers, labelling, duties of responsible persons, compatibility of multi-loads, driver training and hazardous substance documentation. The National Railway Safety Regulator Act provides for similar regulation in respect of rail transport.

        The Explosives Act consolidates the laws relating to the manufacture, storage, sale, transport, importation, exportation and the use of explosives and imposes an authorisation requirement for the manufacture and storage, as well as for the import, export and sale of explosives.

        The Fertilisers, Farm Feeds, Agricultural Remedies and Stock Remedies Act regulates the registration, importation, sale, acquisition, disposal or use of fertilisers, among other products.

Health and safety regulation

        Occupational Health and Safety Act.    The Occupational Health and Safety Act covers a number of areas of employment activity and use of machinery in South Africa, excluding mining activities. The Act imposes various obligations on employers and others to maintain a safe workplace and minimise the exposure of employees and the public to workplace hazards and establish penalties and a system of administrative fines for non-compliance.

        Mine Health and Safety Act.    The principal objective of the Mine Health and Safety Act is to protect the health and safety of persons at mines by requiring that employers and others ensure that their operating and non-operating mines provide a safe and healthy working environment, determining penalties and a system of administrative fines for non-compliance and giving the Minister of Minerals and Energy the right to restrict or stop work at any mine and require an employer to take steps to minimise health and safety risks at any mine.

        Compensation for Occupational Injuries and Diseases Act.    The purpose of this Act is to provide for compensation for disablement caused by occupational injuries or diseases sustained or contracted by employees in the course of their employment, or for death resulting from such injuries or diseases. The Act is administered by the Minister of Labour, through a Director-General who manages a compensation fund to which employers contribute, directly or indirectly. Where indirect contributions are made, these contributions are made to a mutual association, which acts as the insurer in respect of claims against the employers. All employers, with the exception of those in national, provincial and local government, are required either to register under the Act or to be fully insured against related liabilities.

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

        For further information, see "Item 6.C—Board Practices—The Risk and Safety, Health and Environment Committee".

Germany

        In Germany, we operate a number of plants and facilities for the storage, processing and transportation of chemical feedstock, products and wastes. These operations are subject to numerous laws and ordinances relating to safety, health and the protection of the environment.

General environmental care

        The lack of a general environmental code in Germany means that no guideline legislation is available for general environmental care. In terms of the Act on the Assessment of Environmental Impacts, the environment impact assessment (EIA) is an instrument of preventative environmental care that is legally binding. This has been introduced in existing public procedures for the licensing of, or considerable amendment to, certain projects of relevance to the environment, including chemical facilities. The EIA is based on the co-operation between the environmental authorities and the parties intending to carry out the project.

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

        Regulation of hazardous substances.    Provisions for the protection of humans and the environment against the harmful effects of hazardous substances and preparations are provided in the Chemicals Act, the related ordinances on the Prohibition of Certain Chemicals and the Hazardous Incidents Ordinance. New substances are subject, as laid down in European law, to a registration and notification obligation before they can be brought onto the market. Old substances that have been on the market since 1981 are assessed on the basis of relevant European regulation. Hazardous substances and preparations must be classified, labelled and packed in line with their hazardous properties, their manufacture, marketing and use may be prohibited or limited. The regulation of hazardous substances will in future be governed by framework for the Registration, Evaluation, Authorisation and Registration of Chemicals (REACH). This is subject to the implementation of the pre-registration phase of REACH, envisaged for November 2008.

        The Chemicals Act is complemented by the Plant Protection Act of 14 May 1998 and the Fertilisers Act, as well as by legislation on animal feedstuffs and human foodstuffs and by substance-related provisions in other areas of care of the environment. This also includes the provisions concerning the environmental impacts of genetic technology under the Genetic Technology Act.

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

        Water protection.    The guideline legislation in the field of water protection is the Federal Water Act. This requires everyone to exercise adequate care when carrying out measures which may have an impact on a water body so that water pollution or any other negative effect on water is prevented. Surface waters and groundwater are, as public utilities, subject to a public management and utilisation code, which leaves the allocation of users' rights at official discretion.

        The Waste Water Charges Act complements the Water Management Act and authorises an annually rising waste water charge linked to the toxicity of the discharged waste water. Water legislation promulgated by the Federal States goes beyond merely the enforcement of the framework of federal law to determine administrative procedures and regulate issues of private water law.

        Water protection is also addressed directly or indirectly by substance-related provisions in other laws, including the Chemicals Act, the Fertilisers Act and the Waste Avoidance and Waste Management Act. They also comprise provisions through which water is indirectly protected via the soil and the air.

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

General environmental care

        On 28 April 2006, a new Environmental Decree (Legislative Decree 152/2006) came into force, regulating the most important environmental matters, including authorisations, emissions, water management, wastes and remediation and environmental damages. The implementation date of the authorisation took effect at the beginning of 2007, and the environmental damage section will only come into force in the 2008 calendar year. Nonetheless, the company is liable for whatever damage is caused to the environment under general and special rules.

        European Directive 96/61/CE (Integrated Pollution Prevention and Control) provides that companies must obtain an integrated authorisation for all environmental impact. This directive has already been implemented in Italy but has not yet taken effect. Sasol Italy has already presented the documentation required to be compliant with the Directive relevant to the sites in Terranova, Augusta and Sarroch. The documentation relevant to the other sites is being finalised for submission.

Specific environmental protection legislation

        Emission control.    Environmental protection and the technical requirements licensing of all installations from which emissions emanate is now regulated by Legislative Decree 152/06, section 5.

        Regulation of hazardous substances.    Legislative Decree 52/1997 implemented in Italy the EU Directive relevant to classification, packaging and labelling of dangerous substances. Legislative Decree 65/2003 implemented the EU Directives relevant to classification, packaging and labelling or dangerous preparations. New substances are subject, as laid down in European law, to a registration and notification process before they can be brought onto the market. Old substances that have been on the market since 1981 are assessed on the basis of relevant European regulation. Hazardous substances and preparations must be classified, labelled and packed in line with their hazardous properties; their manufacture, marketing and use may be prohibited or limited. The regulation of hazardous substances will in future be governed by framework for the Registration, Evaluation, Authorisation and Registration of Chemicals (REACH). This is subject to the implementation of the pre-registration phase of REACH, envisaged for November 2008.

        Avoidance, recovery and disposal of waste.    Legislative Decree 152/06, Part 4, incorporates the principle of "polluters pay' and further provides for cradle to the grave liability for waste.

        Water protection.    Legislative Decree 152/2006, Part 3, defines the authorisation procedure and discharge limits, in order to protect surface and underground water. Surface water and groundwater are, as public utilities, subject to a public management and utilisation regulation which leaves the allocation of users' rights at official discretion.

        Soil protection.    The protection and care of soil as an environmental medium and part of the ecosystem is promoted by Legislative Decree 152/06, which essentially follows the Ministerial decree 471/1999 with some simplification as far as documentation is concerned. Soil protection measures, preventative or remedial; aim at avoiding or reducing substance inputs into the soil, or removing already existing soil damage. The Legislative Decree sets forth both the acceptable limits and the rules for monitoring communication and reclamation.

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

United States

Environmental compliance

        Sasol NA and Merisol are subject to numerous federal, state, and local laws and regulations that regulate the discharge of materials into the environment or that otherwise relate to the protection of human health and the environment. As with the chemical industry, generally, compliance with existing and anticipated environmental, health, safety, and process safety laws and regulations increases the overall cost of business, including capital costs to construct, maintain, and upgrade equipment and facilities. These laws and regulations have required, and are expected to continue to require, Sasol NA and Merisol to make significant expenditures of both a capital and expense nature. Environmental compliance expenditures for our interest in Merisol and Sasol NA's manufacturing sites for the next five years are estimated to range from US$9 million to US$13 million per year.

        Indemnities dealing with historical groundwater and soil contamination as a result of RWE-DEA vinyl business continue.

        The Baltimore Plant has been in communication with the United States Environmental Protection Agency (US EPA) concerning the facilities waste water treatment lagoon. The US EPA has indicated that this facility will have to go through a Resource Conservation and Recovery Act (RCRA) closure as a result of a benzene contaminated water spill that occurred in February 2007.

Remedial action

        Active and former manufacturing sites.    Sasol NA has been investigating the remediation of soil and groundwater contamination at the Lake Charles chemical complex (LCCC) and Baltimore plant sites resulting from historical operations under orders issued by Louisiana, Maryland Departments of the Environment (DoE) respectively. The Vinyl Chloride Monomer (VCM) Plant which was sold to

Georgia Gulf in 1999 is also subject to US Resource Conservation and Recovery Act (RCRA) corrective action requirements. The Baltimore Plant is monitoring the natural attenuation of hydrocarbon contaminants in the groundwater and reporting regularly to Maryland DoE and is not being actively remediated. The current costs of monitoring the Baltimore Plant site and the VCM Plant site and any foreseeable remediation costs are not expected to be material.

        In addition to Sasol NA's operating sites, Sasol NA also has retained liability to Georgia Gulf Corporation for the remediation of three manufacturing operations sold in November 1999 and located in Aberdeen, Mississippi, Jeffersontown, Kentucky, and Oklahoma City, Oklahoma and one site where the business was sold but not the property at Mansfield, Massachusetts The Mansfield site, which is still owned by Sasol NA, has been extensively investigated and remediated since 1991, and the remediation of groundwater and an area of soil contamination is ongoing. The Aberdeen plant site has also been investigated under several orders issued by state authorities, and several areas of contamination have been remediated. Property to the west of the Aberdeen plant was purchased in 2002 and part of the plume migrating off-site was delineated and contained on-site during 2003. Further investigations of part of the Aberdeen site are still being performed and the need for further remediation is currently being investigated.

        Under the agreement for the acquisition of Sasol Chemie, most of Sasol NA's costs of remediation and contamination from historical operations at its active and sold sites are being indemnified by RWE-DEA AG, and will continue to be indemnified until at least 1 March 2023 in respect of Lake Charles and Baltimore, and in perpetuity in respect of the Mansfield, Aberdeen, Jeffersontown, and Oklahoma City sites. In addition to indemnities from RWE-DEA AG, Sasol NA also has indemnities from some of its predecessors, namely British Petroleum for Mansfield and Reichhold Chemical for Jeffersontown, for contamination resulting from those companies' operations at the sites. Sasol NA does not expect costs to remediate these sites to have a material effect on operations or results.

        Calcasieu Estuary CERCLA Site.    In June 1999, Sasol NA and other Calcasieu Parish industry members received letters from USEPA making demands under Section 107 of the Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA) for past costs and future remedial investigation, remediation, and restoration costs associated with the Calcasieu Estuary. The Calcasieu Estuary, which includes the Calcasieu River and several major tributaries in the vicinity of Lake Charles, Louisiana, has received releases and discharges from industry since the 1930's. Bayou Verdine has received releases and discharges from the ConocoPhillips Lake Charles Refinery beginning in the 1940's and from the LCCC beginning in the 1960's. The "Bayou Verdine Area of Concern" is one of the areas of concern of the Calcasieu Estuary CERCLA Site.

        In 1999 and 2000, ConocoPhillips and Sasol NA completed a voluntary joint remedial investigation of Bayou Verdine under the oversight of state and federal authorities. In 2001, ConocoPhillips and Sasol NA completed ecological and human health risk assessments of Bayou Verdine and in 2002 performed an Engineering Evaluation and Cost Analysis (EECA) of removal actions for Bayou Verdine under an Administrative Order on Consent with the US EPA.

        Beginning in October 2002, ConocoPhillips and Sasol NA performed a sediment removal action for a relatively small area of elevated ethylene dichloride (1-2 dichloroethane or EDC) concentrations located near the confluence of Sasol NA's West Ditch and Bayou Verdine. The West Ditch Project was completed in July 2003 at a cost to Sasol NA of about US$2 million. To date, no third party claims have been filed in connection with the West Ditch Project.

        The EECA also recommends removal actions for the "Main Channel Area" of Bayou Verdine. ConocoPhillips and Sasol NA intend to perform the Main Channel Removal Action under a Consent Decree which will be negotiated in 2007 and 2008. Under a Consent Decree, ConocoPhillips and Sasol NA hope to resolve all of the government's CERCLA claims against the companies in connection with the Calcasieu Estuary and will receive protection against CERCLA contribution claims by other

"Potentially Responsible Parties" against the companies. An agreement in principle has been reached with US EPA and the resource trustees concerning the scope of the "Main Channel Area" and natural resource restoration projects, as well as the amount of past agency response costs to be reimbursed by Sasol NA and ConocoPhillips. Sasol NA will pay 10% of these costs.

        Sasol NA's total estimated liability for its share of Bayou Verdine and the Calcasieu Estuary CERCLA Site is about US$1.7 million. Under the agreement for the acquisition of Sasol Chemie, 80% of Sasol NA's estuary related remediation costs are expected to be indemnified by RWE-DEA AG, and will continue to be indemnified until at least 1 March 2023.

Mozambique

        In Mozambique, Sasol operates a processing plant and associated facilities for the extraction, processing and transportation of natural gas. The Central Processing Facility has been in operation since February 2004. These operations are subject to numerous Mozambican laws and regulations as well as World Bank Group requirements and best practice standards.

        Environmental, health and safety regulations.    The Ministry for the Coordination of Environmental Affairs (MICOA) was created in 1994 to coordinate environmental affairs in Mozambique. In 1995, the Ministry drew up a National Environmental Management Programme, which is a policy document outlining the priorities for environmental management and sustainable development in Mozambique. This programme contains a National Environmental Policy, a proposal for Framework Environmental Legislation and Environmental Legislation and an Environmental Strategy.

        The Framework Environmental Law (20/97) was enacted in October of 1997. The aims of the Environmental Law are to provide a legal framework for the use and correct management of the environment and its components and to assure sustainable development in Mozambique. The Law is applicable to all public or private activities that may directly or indirectly influence the environment. It requires licensing of activities that are liable to cause significant environmental impacts. The granting of an environmental license is subject to the preparation and approval of an appropriate level of environmental impact study and management plan. The body of environmental legislation is growing and comprises the Regulation on Environmental Impact Assessment Process (45/2004 of 29 September) which revokes the 1998 Regulation (76/98 of 29 December), the Regulation on Environmental Quality and Effluent Emissions Standards (18/2004) of 2 June and the Regulation on Environmental Auditing (32/2003) of 20 August. Over the last year, new legislation has been enacted namely the Regulation on Environmental Inspections (11/2006) of 15 June, the Regulation on Waste Management (13/2006) of 15 June and General Directives for Environmental Impact Studies (129/2006) and the Public Participation Process (130/2006) of 19 July.

        In terms of environmental protection and safety, the Petroleum Act (3/2001) and the Petroleum Operations Regulations (924/2004) require that holders of exploration and production rights conduct petroleum operations in compliance with environmental and other applicable legislation.

        Sasol Petroleum Temane Limitada (SPT), our Mozambican subsidiary, was certified in terms of ISO 14001 and ISO 9001 in November 2004 and has retained certification in subsequent annual surveillance audits. SPT also achieved OHSAS 18001 certification during January 2006.

        In June 2005, we signed agreements with the Mozambican government for two off-shore gas blocks in the Indian Ocean. Seismic activities were conducted from January to June 2007 following a comprehensive and detailed EIA process which took in excess of 13 months to complete and approve. To ensure an open and transparent process, Sasol promoted wide and active public consultation and engagement with all identified stakeholders, in line with the recently published EIA Regulations. Within the scope of the offshore exploration project, and subsequent to the original EIA, Sasol is currently conducting year long additional studies pertaining to the potential impacts of shallow water exploration activities on sensitive receptors. The outcome of these studies will determine whether an environmental license may be sought for conducting exploration activities in the shallow waters of the off-shore blocks.

        Subsequent to the onshore seismic acquisition campaign of 2005, Sasol is currently involved in exploration drilling activities onshore. These activities are governed by best practice environmental management approaches and periodic reports on environmental performance are submitted to the relevant environmental authorities.

        The planned onshore expansion aimed at the de-bottlenecking of the gas processing facility and the transportation pipeline are currently subject to ongoing detailed environmental assessments, including the review of the established environmental management plans.

        Mineral Rights.    Petroleum activities are regulated by the provisions of the Law Regulating Petroleum Activities. The National Petroleum Institute administers and regulates petroleum operations on behalf of the Mozambique Government. The Mozambique government encourages the exploration and development of the country's hydrocarbon potential within a certain defined project framework.

        In accordance with the constitution of Mozambique, the land and the natural resources of the soil and the subsoil of the territorial waters and continental shelf are the property of the state, which determines the conditions for their development and use.

        The Petroleum Law created a state enterprise, Empresa Nacional de Hidrocarbonetos de Mozambique, which is appointed as the custodian of rights for the use, benefit, administration and disposal of hydrocarbons and may grant licenses to international investors to conduct exploration and production.

Other countries

        In a number of other countries we are engaged in various activities that are regulated by local and international laws, regulations and treaties. In Malaysia, China and other countries, we operate plants and facilities for the storage, processing and transportation of chemical substances, including feedstock, products and waste. In Qatar, the United Arab Emirates, Nigeria, Gabon and other countries, we are involved, or are in the process of being involved, in exploration, extraction, processing or storage and transportation activities in connection with feedstock, products and waste relating to natural gas, petroleum and chemical substances. Our operations in the respective jurisdictions are subject to numerous laws and regulations relating to exploration and mining rights and the protection of safety, health and the environment.

4.C    Organisational Structure

        Sasol Limited is the ultimate parent of the Sasol group of companies. Our wholly owned subsidiary, Sasol Investment Company (Pty) Limited, a company incorporated in the Republic of South Africa, holds our interests in companies incorporated outside South Africa. The following table presents each of Sasol's significant subsidiaries (including direct and indirect holdings), the nature of business, percentage of shares of each subsidiary owned and the country of incorporation at 30 June 2007.

Name	Nature of business	Percentage ownership		Country of incorporation
Sasol Mining (Pty) Limited	Coal mining activities	100		South Africa
Sasol Synfuels (Pty) Limited	Production of liquid fuels, gases and chemical products and refining of taracids	100		South Africa
Sasol Technology (Pty) Limited	Engineering services, research and development and technology transfer	100		South Africa
Sasol Financing (Pty) Limited	Management of cash resources, investment and procurement of loans	100		South Africa
Sasol Investment Company (Pty) Limited	Holding company of the group's foreign investments	100		South Africa
Sasol Chemical Industries Limited	Production and marketing of mining explosives, gases, petrochemicals, fertilisers and waxes.	100		South Africa
Sasol Gas Holdings (Pty) Limited	Holding company for the group's gas interests	100		South Africa
Sasol Oil (Pty) Limited	Marketing of fuels and lubricants	75	(1)	South Africa
Republic of Mozambique Pipeline Investment Company (Pty) Limited	Owning and operating the natural gas transmission pipeline between Temane in Mozambique and Secunda in South Africa for the transportation of natural gas produced in Mozambique to markets in Mozambique and South Africa	50		South Africa
Sasol Chemical Holdings International (Pty) Limited	Investment in the Sasol Chemie group	100		South Africa
Sasol Chemicals Europe Limited	Marketing and distribution of chemical products	100		United Kingdom
Sasol Chemicals Pacific Limited	Marketing and distribution of chemical products	100		Hong Kong
Sasol Financing International plc	Management of cash resources, investment and procurement of loans	100		Isle of Man
Sasol Gas Limited	Marketing, distribution and transportation of pipeline gas and the maintenance of pipelines used to transport gas	100		South Africa
Sasol Oil International Limited	Buying and selling of crude oil	75	(2)	Isle of Man
Sasol Petroleum International (Pty) Limited	Exploration, production, marketing and distribution of petroleum and natural gas	100		South Africa

Sasol Polymers International Investments (Pty) Limited	Holding company for Sasol Polymers' foreign investments	100		South Africa
Sasol Synfuels International (Pty) Limited	Develop and implement international GTL and CTL ventures	100		South Africa
Sasol Wax International Aktiengesellschaft	Holding company for Sasol Wax operations	100		Germany
Sasol Wax GmbH	Production, marketing and distribution of waxes and wax related products	100		Germany
Tosas Holdings (Pty) Limited	Investment holding company	75	(2)	South Africa
National Petroleum Refiners of South Africa (Pty) Limited	Refining crude oil	47.73	(2)	South Africa
Sasol Chemie GmbH and Co. KG	Investment in the Sasol Germany GmbH, Sasol Solvents Germany GmbH and Sasol Olefins and Surfactants GmbH	100		Germany
Sasol Germany GmbH	Production, marketing and distribution of olefin and surfactant products	100		Germany
Sasol Solvents Germany GmbH	Production and marketing of solvents	100		Germany
Sasol Italy SpA	Manufacturing, trading and transportation of oil products, petrochemicals and chemical products and derivatives	99.9		Italy
Sasol North America Inc.	Manufacturing of commodity and speciality chemicals	100		United States

(1)
25% interest in Sasol Oil (Pty) Limited was sold to Tshwarisano LFB Investment (Pty) Limited effective 1 July 2006.

(2)
This represents our effective holding through our 75% interest in Sasol Oil (Pty) Limited.

4.D    Property, plants and equipment

Plants and facilities

        We operate coal mines and a number of plants and facilities for the storage, processing and transportation of oil, chemicals and gas related raw materials, products and wastes. For a detailed discussion regarding the use, capacity and products of these facilities provided for each business see "Item 4.B—Business Overview".

Coal mining facilities

        Our main coal mining facilities are located at the Secunda Mining Complex, consisting of underground mines (Bosjesspruit, Brandspruit, Middelbult, Syferfontein and Twistdraai export mine) and Sigma: Mooikraal near Sasolburg.

        Pages M-1 to M-3 include maps showing the location of our coal properties and major manufacturing plants in South Africa.

Our Secunda facilities

        Our main manufacturing facilities are located at Secunda and they are the base for numerous of our Synfuels operations and a range of our chemical industries operations, including explosives, fertilisers, monomers and polymers, solvents, alpha olefins and tar. The approximate size of this property is 82.5 square kilometers (km2).

Our Sasolburg facilities

        Our facilities at Sasolburg are the base for numerous of our chemical industries operations, including ammonia, explosives, fertilisers, mining chemicals, phenols, solvents, polymers, tars and wax operations. The approximate total size of these properties is 51.4 km2.

        The size of the Natref refinery, also based in Sasolburg, is approximately 1.1 km2.

Our Mozambican facilities

        Our natural gas processing operations in Mozambique are operated by Sasol Petroleum Temane Limitada (a subsidiary of Sasol Petroleum International). These facilities, located some 700 km north of the Mozambican capital, Maputo, on a site of approximately 400,000 m2, extract and process gas from the Temane gas field. The processed gas is supplied to the South African gas market, utilising a newly installed high pressure pipeline, some 865 km in length and owned by Rompco.

Our facilities in Germany

        Various operations of Sasol Solvents are based at two locations in Germany, the most significant of these facilities is Moers (site size approximately 808,000 m2; plant size 400,000 m2).

        Various operations of Sasol Olefins & Surfactants, are based at a number of locations in Germany, most significant of these facilities are at Brunsbüttel (site size approximately 1.5 million m2; plant size 500,000 m2) and Marl (site size approximately 160,000 m2; plant size 75,000 m2).

        Sasol Wax facilities are based in Hamburg.

Our facilities in Italy

        Various operations of Sasol Olefins & Surfactants are based at a number of locations in Italy. The primary facilities are at Augusta (site size approximately 1.35 million m2; plant size 220,000 m2) and Terranova (site size approximately 353,000 m2; plant size 200,000 m2).

Our facilities in the United States

        Various operations of Sasol Olefins & Surfactants are based at a number of locations in the United States. The most significant of these facilities are located at Lake Charles, Louisiana (site size approximately 3 million m2; plant size 540,000 m2) and in Baltimore, Maryland (site size approximately 293,000 m2; plant size 255,000 m2).

        Merisol also has operations based at Oil City, Pennsylvania and Houston and Winnie, Texas.

        For more information regarding capital expenditure in respect of these properties and the related facilities and operations, see "Item 4.A—History and development of the company—Capital expenditure" for a description of our material plans to construct, expand and enhance our facilities.

Our facilities in Qatar

        Oryx GTL is a 34,000 bpd gas-to-liquids plant located at Ras Laffan Industrial City, situated along the northeast coast of Qatar.

Mining properties and operations

Mine systems and their production capacity

        Sasol Mining operates six mines, the annual nominated capacities and actual production values are indicated in the following table:

  Nominated capacity and production

Mine	Nominated capacity per year(1)	2007 actual production
	(Mt)	(Mt)
Bosjesspruit Mine (Secunda)	8.1	7.6
Brandspruit Mine (Secunda)	8.4	7.7
Middelbult Mine (Secunda)	8.2	8.1
Syferfontein Mine (Secunda)	8.7	8.4
Twistdraai Export Mine (Secunda)	10.6	10.1
Sigma:Mooikraal (Sasolburg)	1.7	1.4

  (1)
  The 2007 nominated capacity of the mines is the expected maximum production of that mine during normal operational hours.

        All mines employ the underground bord and pillar mining method, using continuous miners. At Sasolburg, the Sigma Mine was first established in 1950. In the Secunda area, production at the first two mines, Brandspruit and Bosjesspruit, commenced in 1977. Twistdraai and Middelbult followed during the early 1980s, while Syferfontein started production in 1992. In 1996, the Twistdraai Export Mine was commissioned. The mine boundaries are extended based on ongoing studies and new planning. All the production equipment is either replaced or overhauled on a regular basis according to a managed maintenance system.

Processing operations

        Export business—Secunda operations.    The export business was initiated in August 1996 as part of a growth strategy. To date, a total of 35.6 Mt of coal has been exported, beneficiated from 96.2 Mt at the Twistdraai Export Plant from 1996 through 2007. Coal is fed to the beneficiation plant from the existing Twistdraai Export Mine. The beneficiation plant produces primary export product with an ash content of approximately 10.3% as well as a secondary product for the Sasol Synfuels market.

        The export beneficiation plant has a design throughput capacity of 10.5 Mt per year. In the 2007 financial year, 10.1 Mt was processed. The plant consists of a primary and secondary stage. The primary stage comprises three modules with two feed streams each. The coal is fed at a rate of 550 tons per hour into two 800 millimeter (mm) diameter dense medium cyclones per feed stream. There are a total of 18 cyclones in the primary stage. The secondary stage consists of two modules with two 1,000 mm diameter dense medium cyclones.

        The run of mine (ROM) coal is transported via overland conveyor belts to the export beneficiation plant from the Twistdraai export mine. The export product is loaded onto trains by means of a rapid load-out system, and then transported to the Richards Bay Coal Terminal in KwaZulu-Natal.

        The existing capacity at the Richards Bay Coal Terminal is 72 Mt per year. Sasol Mining has a 5% share in this terminal, which relates to the existing entitlement of 3.6 Mt per year. It is expected that the planned Richards Bay Coal Terminal expansion project will increase the total throughput capacity to 82 Mt.

        Sasol Coal Supply—Secunda operations.    Sasol Coal Supply operates the coal handling facility between Sasol Mining and Sasol Synfuels by stacking and blending coal on six stockpiles of 110,000 tons each.

        The Sasol Coal Supply operation has a stockpile capacity of 660,000 tons, which is turned over approximately 1.5 times per week. In addition, there is a reserve stockpile capacity of more than 4.9 Mt. The objectives of this facility are:

  •
  to homogenise the coal quality supplied to Sasol Synfuels;

  •
  to keep the Sasol Synfuels bunkers full with a product that conforms to customer requirements;

  •
  to maintain a buffer stockpile to ensure even supply; and

  •
  to prevent fine coal generation.

        The daily coal supply to Sasol Synfuels is approximately 110,000 tons.

Coal exploration techniques

        Sasol Mining's geology department employs several exploration techniques in assessing the geological risks associated with the exploitation of the coal deposits. These techniques are applied in a mutually supportive way to achieve an optimal geological model of the relevant coal seams, targeted for production purposes. The Highveld Basin is considered to be structurally complex when compared to the other coalfields in South Africa where mining activities are taking place. As a result, Sasol Mining bases its geological modeling on sufficient and varied geological information. This approach is utilised in order to achieve a high level of support to the production environment.

        Core recovery exploration drilling.    This is the primary exploration technique that is applied in all exploration areas, especially during reconnaissance phases. In and around operational mines, the average vertical borehole density varies from 1:10 to 1:15 (boreholes per hectare), while in medium term mining areas, the average borehole density is in the order of 1:25. Usually, the drilling depth ranges from 200 m to 250 m. Depths of the boreholes drilled vary, depending on the depth to the Pre-Karoo basement, which vary from 160m to 380 m. The major application of this technique is to locate the coal horizons, to determine coal quality and to gather structural information about dolerite dykes and sills, and the associated de-volatilisation. This information is used to compile geological models and forms the basis of geological interpretation.

        Directional drilling (surface to in-seam).    Directional drilling from surface to in-seam has been successfully applied for several years. A circular area with a radius of approximately 2 km of coal deposit can be covered by this method, from one drill site. The main objective of this approach is to locate dolerite dykes and steep dipping dolerite sills, as well as faults with displacements larger than the coal seam thickness.

        Horizontal drilling.    This technique is applied to all operational underground mines and supplies short-term (minimum three months) exploration coverage per mining section. No core is usually recovered, although core recovery is possible, if required. The main objective is to locate dolerite dykes and steep dipping sills intersecting the coal mining horizon, by drilling horizontal holes in the coal seam from a mined out area. A drilling reach of up to 1 km is possible, although the average length is usually 800 m.

        Aeromagnetic surveys.    All exploration areas are usually aero-magnetically surveyed before the focused exploration is initiated. The main objective is to locate magnetic dolerite sills and dykes, as well as large-scale fault zones.

        Airborne electro-magnetic surveys.    Due to the occurrences of non-magnetic dolerite dykes and sills, it has been necessary to survey certain exploration areas electro-magnetically to pinpoint these structures to optimise mine deployment.

        Geophysical wireline surveys of directional boreholes.    Geophysical surveys are routinely conducted in the completed directional drilled boreholes. This results in the availability of detailed information leading to increased confidence of the surface directional drilling results. This technique has also been applied in underground directional drilling with excellent results.

Secunda operations

        The coal supplied to Sasol Synfuels is the raw coal mined from the four mines supplying Sasol Synfuels exclusively and the secondary product from the export mine's beneficiation plant.

        Extensive geological exploration has been done in the coal resource areas. Additional exploration is undertaken to update and refine the geological models, which allows accurate forecasting of geological conditions and coal qualities, for the effective planning and utilisation of the coal reserves.

Computation and storage of geological information

        Geological information is stored in a Sequel Server database. Data validation and quality checking through several in-house methods is conducted regularly. Data modeling is conducted by manual interpretation and computer-derived geological models, using the Minex 5 edition of the SURPAC/MINEX software. Reserves and composite qualities are computed using established and recognised geo-statistical techniques.

General stratigraphy

        The principal coal horizon, the Number 4 Lower Coal Seam, provides some 86.6% of the total proven and probable reserves. The Number 4 Lower Coal Seam is one of six coal horizons occurring in the Vryheid Formation of the Karoo Supergroup, a permo-carboniferous aged, primarily sedimentary sequence. The coal seams are numbered from the oldest to the youngest.

        Characteristics of the Number 4 Lower Coal Seam.    The Number 4 Lower Coal Seam is a bituminous hard coal, characterised by the following borehole statistics:

  •
  The depth to the base of the seam ranges from 40 m to 241 m with an average depth of 135 m below the surface topography. All the current mining done on this seam is underground.

  •
  The floor of the seam dips gently from north to south at approximately 0.5 degrees.

  •
  The thickness of the seam varies in a range up to 10 m with a weighted average thickness of 3.3 m. In general, thinner coal is found to the south and thicker coal to the west adjacent to the Pre-Karoo basement highs.

  •
  The inherent ash content (air dried basis) is an average 24.5%, which is in line with the coal qualities supplied during the past 29 years to Sasol Synfuels.

  •
  The volatile matter content is tightly clustered around a mean of 22.8% (air dried).

  •
  The total sulphur content (air dried), which primarily consists of mineral sulphur in the form of pyrite and minor amounts of organic sulphur, averages 1.08% of the total mass of the coal.

        The other potential coal seam is:

  •
  The Number 2 Coal Seam, which provides an additional tonnage to the reserve in one area and is being evaluated in a number of other areas to provide supplemental reserve tonnage.

  Mining parameters and assumptions used during reserve estimation

  •
  Minimum mining height (metres);    the minimum mining height used is 2.2 m. The exception is Bosjesspruit mine, where the height is 2.0 m.

  •
  Maximum mining height (metres):    the maximum mining height used is 4.8 m (Syferfontein).

  •
  Primary safety factor(1):    the safety factor used in the mine planning, for primary development, in normal ground conditions is 1.8.

  •
  Secondary safety factor(1):    the safety factor used in the mine planning, for secondary development, in normal ground conditions is 1.6.

(1)
The safety factor is calculated by dividing the strength of the pillar by the stress acting on the pillar. The strength of the pillar is determined by the inherent strength of the coal material, the width of the pillar and the height of the pillar. The stress on the pillar is the result of the pillar load, which is determined by the depth of mining, the pillar width and the board width.

•
Minimum dry ash free volatile matter content:    the dry ash free volatile matter content gives an indication of devolatilised coal. During estimations, areas with a dry, ash free volatile matter content of less than 28%, are excluded, and considered to be devolatilised coal areas.

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

•
Mine method losses:    this is the coal left behind in the roof due to not mining the full seam. The reason for this being safety, leaving a protective layer of coal in the roof of the coal seam. Losses reported are 13% for Syferfontein, 0.3% for Twistdraai and 9.1% for Sigma: Mooikraal

•
Mining losses:    mining loss factor, expressed as a percentage of the mineable in situ coal reserve, vary between 40.4% (Twistdraai) and 50.6% (Syferfontein). The mining loss factor is the discount factor required to account for the expected loss of coal reserves, due to actual mining activities, which requires support pillars to be left in situ. The mining loss factors applied are therefore a function of the mining method used and planned to be used, as well as the actual historical loss factors experienced.

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

Reserve estimation (remaining reserves at 31 March 2007)

        We have approximately 4.0 billion tons (Bt) of gross in situ proven and probable coal reserves in the Secunda Deposit and approximately 1.4 BT of recoverable reserves. The coal reserve estimations are set out in table 1 below. The different reserve areas are depicted on a map on page M-4, as well as whether a specific reserve area has been assigned to a specific mine.

Table 1.

Coal reserve estimations(1) as at 31 March 2007, in the Secunda area where Sasol Mining has interim statutory rights (old order mining rights), for which applications were submitted to convert to mining rights in terms of the Mineral and Petroleum Resources Development Act, Act 28 of 2002

Reserve area	Gross in situ coal resource(2) (Mt)(5)	Geological discount (Mt)(5)	Mine layout losses (Mt)(5)	Extraction rate (%)	Recoverable reserves(3) (Mt)(5)		Beneficiated yield (%)		Proven/ probable
Middelbult Mine	803	127	209	56	288		100		Proven
Bosjesspruit Mine	406	32	143	56	141		100		Proven
Twistdraai Mine	100	5	2	60	56		100	(4)	Proven
Syferfontein Mine	581	25	65	48	214		100		Proven
Brandspruit Mine	168	8	53	57	66		100		Proven
Rooipoort Area	340	54	60	61	138		100	(6)	Probable
Evander Town(7)	30	—	—	—	—	(7)	—		Probable
Secunda Town(7)	88	—	—	—	—	(7)	—		Probable
Block 2, number 4 seam	810	219	148	59	273		100		Probable
Block 2, number 2 seam	370	100	68	59	125		100		Probable
Block 5 East	184	64	34	51	47		100		Probable
Block 3 South	141	38	19	58	52		100		Probable

Total Secunda Area	4,021				1,400

(1)
The coal reserve estimations in this table were compiled under supervision of Ms Karin van der Merwe. The "South African Code for Reporting of Minerals Resources and Minerals Reserves (The SAMREC Code)" dealing with competence and responsibility, paragraph 4.1, state: Documentation detailing exploration results, mineral resources and mineral reserves estimates from which a public report on exploration results, mineral resources and mineral reserves is prepared, must be prepared by or under the direction of, and signed by, a competent person. Paragraph 4.3 states: A competent person is a person who is a member of the South African Council for Natural Scientific Professions (SACNASP). Mr. JD Conradie, on behalf of Gemecs (Pty) Limited performed a comprehensive and independent audit of the coal resource/reserve estimations reflected in tables 1 and 4. The estimates was certified as correct by one of the Gemecs (Pty) Ltd directors, Mr CD van Niekerk (Pr.Nat.Sci), who signed the statement in his capacity as a competent person and auditor. The audit certificate states that the estimation of the reserves is compliant with the definition and guidelines as stated in the SAMREC and JORC codes, as well as SEC Industry Guideline 7.

(2)
The gross in situ coal resource is an estimate of the coal tonnage, contained in the full coal seam above the minimum thickness cut off and relevant coal quality cut off parameters. No loss factors are applied and seam height does not include external dilution or contamination material.

(3)
The recoverable coal reserve is an estimate of the expected recovery of the mines in these areas and is determined by the subtraction of losses due to geological and mining factors and the addition of dilatants such as moisture and contamination.

(4)
The P% of P40 refers to the yield export product yield from the recoverable coal reserve and the S% of S36 refers to secondary product yield, which will be supplied to the Synfuels factory. The balance of this is discard material.

(5)
Mt refers to 1 million tons. Reference is made of tons, each of which equals 1,000 Kilograms, approximately 2,205 pounds or 1,102 short tons.

(6)
The Rooipoort area contains some coal which can be beneficiated for the export market. Investigations to prove the viability of beneficiation are underway.

(7)
The probable reserves identified underneath the town of Secunda and Evander are excluded at this stage from the reserve statement, due to the uncertainty whether the reserves will be exploited, due to the perceived spirit and intent of current legislation.

Coal qualities per associated reserve estimation (remaining reserves at 31 March 2007)

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

Reserve area	Wet/ dry tons	Average Inherent Moisture Content (%)	Average Superficial Moisture Content (%)	Assigned/ unassigned	Steam/ metallurgical coal	Heat Value (air dry) basis MJ/kg	Sulphur (air dry basis)
Middelbult Mine	Wet	4.2	5.0	Assigned	Steam	20.9	0.9
Bosjesspruit Mine	Wet	3.7	4.2	Assigned	Steam	21.0	1.1
Twistdraai Mine	Wet	3.9	3.7	Assigned	Steam	20.9	1.1
Syferfontein Mine	Wet	5.9	4.3	Assigned	Steam	21.8	0.7
Brandspruit Mine	Wet	4.1	3.7	Assigned	Steam	18.5	1.3
Rooipoort Area	Wet	4.2	4.3	Assigned	Steam	21.6	1.1
Evander Town	Wet	4.3	3.1	Unassigned	Steam	21.1	0.8
Secunda Town	Wet	3.8	3.1	Unassigned	Steam	21.6	1.0
Block 2, number 4 seam	Wet	4.3	4.5	Unassigned	Steam	21.5	0.9
Block 2, number 2 seam	Wet	3.9	4.5	Unassigned	Steam	19.6	0.7
Block 5 East	Wet	3.7	3.1	Unassigned	Steam	20.8	1.0
Block 3 South	Wet	3.4	3.5	Unassigned	Steam	21.9	0.7

Table 3.

Coal qualities, on an as received basis, in respective coal reserve areas, where Sasol Mining has interim statutory rights (old order mining rights), in the Secunda mining complex, to convert to mining rights in terms of the Mineral and Petroleum Resources Development Act, Act 28 of 2002

Reserve area	Wet/ dry tons	Average Inherent Moisture Content (%)	Average Superficial Moisture Content (%)	Assigned/ unassigned	Steam/ metallurgical coal	Heat Value (as received) basis MJ/kg	Sulphur (as received basis)
Middelbult Mine	Wet	4.2	5.0	Assigned	Steam	19.8	0.8
Bosjesspruit Mine	Wet	3.7	4.2	Assigned	Steam	20.2	1.0
Twistdraai Mine	Wet	3.8	4.1	Assigned	Steam	20.6	1.1
Syferfontein Mine	Wet	5.9	4.3	Assigned	Steam	20.8	0.7
Brandspruit Mine	Wet	4.1	3.7	Assigned	Steam	17.8	1.3
Rooipoort Area	Wet	4.2	4.3	Assigned	Steam	20.6	1.0
Evander Town	Wet	4.3	3.1	Unassigned	Steam	21.1	0.8
Secunda Town	Wet	3.8	3.1	Unassigned	Steam	20.9	1.0
Block 2, number 4 seam	Wet	4.3	4.5	Unassigned	Steam	20.8	0.9
Block 2, number 2 seam	Wet	3.9	4.5	Unassigned	Steam	19.0	0.7
Block 5 East	Wet	3.7	3.1	Unassigned	Steam	20.3	1.0
Block 3 South	Wet	3.4	3.5	Unassigned	Steam	21.1	0.7

Criteria for proven and probable

        Over and above the definitions for coal reserves, probable coal reserves and proven coal reserves, set forth in Industry Guide 7, under the US Securities Act of 1933, as amended, which are included in our glossary, we consider the following criteria to be pertinent to the classification of the reserves.

        Probable reserves are those reserve areas where the drill hole spacing is sufficiently close in the context of the deposit under consideration, where conceptual mine design can be applied, and for which all the legal and environmental aspects have been considered. Probable reserves can be estimated with a lower level of confidence than a proven coal reserve Currently this classification results in variable drill spacing depending on the complexity of the area being considered and is generally less than 500 meters, although in some areas it may extend to 880 meters. The influence of increased drilling in these areas should not materially change the underlying geostatistics of the area on the critical parameters such as seam floor, seam thickness, ash and volatile content.

        Proven reserves are those reserves for which the drill hole spacing is generally less than 350 meters, for which a complete mine design has been applied which includes layouts and schedules resulting in a full financial estimation of the reserve. This classification has been applied to areas in the production stage or for which a detailed feasibility study has been completed.

Legal rights on coalfields

        Mineral rights were substituted with interim statutory rights in accordance with the transitional provisions of the Mineral and Petroleum Resources Development Act (Act 28 of 2002), which came into effect on 1 May 2004. Sasol, therefore, hold these interim statutory rights (Old Order mining rights), to mine more than 98% of the mineral rights previously owned in the Secunda area. Sasol holds four Old Order mining rights, (previously Section 9 mining authorisations under the repealed Minerals Act), consisting of 157,000 hectares of coal rights. In terms of the aforementioned transitional provisions, Sasol must convert these interim rights to mining rights by May 2009. Applications for the conversion of the four Old Order mining rights, which comprises the total reserve area depicted in table 1 and plan in attachment page M-4, have been submitted to the Department of Minerals and

Energy during April 2006. See also "Item 4.B Business Overview—Regulation of mining activities in South Africa".

Sasolburg operations

Exploration history

        The Northern Free State area was first explored in the late 1930s. The exploration was conducted by drilling core recovery boreholes over the current Sasolburg area. Some boreholes were initially drilled by the South African government. The Sigma mine was established in 1950. Subsequent drilling by the General Mining and Finance Corporation in the 1960s identified more coal reserves in the southwest of the existing Sigma Mine as well as extensions to the south and east. Page M-3 includes a map showing the location of our Sasolburg coal operations.

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

        Selective mining within coal seams implies that strict horizon control is exercised to maintain mining on the selected horizon. This has been done very successfully at the old Sigma underground operations and at the Mohlolo underground operation, which was closed during the year. The same principles which were applied when mining the old Sigma and Mohlolo underground operations are applied at the Sigma: Mooikraal Mine. In the visible coal a sulphide seam a well-defined marker within the seam assists in the identification and verification of the pre-determined minable horizon underground, even in areas where the coal seam is displaced by faulting.

        In general, the quality of the coal (the ash yield or the fixed carbon content) deteriorates from the base of the coal seam to the top of the coal seam.

        In-seam occurrence of inorganic material is rare in the selected mineable area and may consist of locally developed carbonaceous mudstone lenses. Inorganic material occurs mainly towards the top of the coal seam, but has been excluded from the selected minable horizon.

        Sigma Mine has been active since 1950 and has completed total extraction of board and pillar and longwall mining on both the major coal seams. The operations at the Mohlolo underground mines, developed from the highwalls of the Wonderwater strip mine, was closed during calendar year 2006.

        The development of the Sigma: Mooikraal mine is on schedule and production started during 2006. The current expected production for 2008 is 1.7 Mt per year, where the number 3 B seam is mined.

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

Table 4.

Coal reserve estimation(1) of proven and probable reserves, in areas where Sasol Mining has interim statutory rights (old order mining rights) in the Sasolburg mining complex, to be converted to mining rights pursuant to the Mineral and Petroleum Resources Development Act, Act 28 of 2002

Reserve area	Coal seam	Gross in situ coal resource(2) (Mt)(5)	Geological discount (Mt)(5)	Mine layout losses (Mt)(5)	Extraction Rate (%)	Recoverable Coal reserves(3&4) (MT)(5)	Proven/ probable
Sigma: Mooikraal	3B	85	10	9	42	28	Proven
Sigma: Mooikraal (Remainder)	3B	65	8	6	41	21	Probable
Sigma: Mooikraal South (devol)(6)	3B	64	8	6	42	24	Probable

Total Sasolburg area		214				73

(1)
The SAMREC Code dealing with competence and responsibility, paragraph 4.1, states: Documentation detailing exploration results, mineral resources and mineral reserves estimates from which a public report on exploration results, mineral resources and mineral reserves is prepared, must be prepared by or under the direction of, and signed by, a competent person. Paragraph 4.3 states: A competent person is a person who is a member of the South African Council for Natural Scientific Professions. Gemecs (Pty) Limited performed a comprehensive and independent audit of the coal reserve estimations, which is reflected in table 1 and 4. The estimation was certified as correct by one of the Gemecs (Pty) Ltd directors, Mr CD van Niekerk (Pr. Nat. Sci.) who signed the statement in his capacity as a competent person and auditor. The audit certificate states that the estimations of the reserves are compliant with the definitions and guidelines as stated in the SAMREC and JORC codes, as well as SEC Industry Guideline 7.

(2)
The gross in situ coal resource is an estimate of the coal tonnage, contained in the full coal horizon, selected for mining, above the minimum thickness cut off a relevant coal quality cut off parameters. No loss factors are applied and seam height does not include external dilution or contamination material.

(3)
Recoverable coal reserve refers to the economically mineable coal, inclusive of diluting and contaminating material, and allows for losses that may occur when material is mined.

(4)
At Sasolburg, no coal beneficiation is conducted with 100% of the recoverable coal supplied to the client.

(5)
Mt refers to 1 million tons. One ton equals 1,000 kilograms, approximately 2,205 pounds or 1,102 short tons.

(6)
In the southern portion of the Sigma: Mooikraal reserve area, the coal is overlain by a dolerite sill, which had an effect on the coal seam which is planned to be mined. The reserves in this area are therefore indicated as probable reserves. The reserves' minebility will be proven once mining is attempted in this area.

Coal qualities per associated reserve estimation (remaining reserves at 31 March 2007)

        In tables 5 and 6 additional information regarding coal qualities is provided.

Table 5.

Coal qualities on an Air Dry Basis, per reserve estimation area, in areas where Sasol Mining has interim statutory rights (old order mining rights) in the Sasolburg mining complex, to be converted to mining rights in terms of the Mineral and Petroleum Resources Development Act, Act 28 of 2002.

Reserve area	Wet/ dry tons	Average inherent moisture content (%)	Average superficial moisture content (%)	Assigned/ unassigned	Steam/ metallurgical coal	Heat Value (air dry basis) MJ/kg	Sulphur (air dry basis)
Sigma: Mooikraal	Wet	5.0	3.2	Assigned	Steam	20.3	0.5
Sigma: Mooikraal (Remainder)	Wet	5.9	3.2	Assigned	Steam	18.7	0.5
Sigma: Mooikraal South (devol)	Wet	4.7	3.2	Assigned	Steam	21.7	0.6

Table 6.

Coal qualities on an as received basis, per reserve estimation area, in areas where Sasol Mining has interim statutory rights (old order mining rights), in the Sasolburg mining complex, to be converted to mining rights pursuant to the Mineral and Petroleum Resources Development Act, Act 28 of 2002.

Reserve area	Wet/ dry tons	Average inherent moisture content (%)	Average superficial moisture content (%)	Assigned/ unassigned	Steam/ metallurgical coal	Heat value (as received basis) MJ/kg	Sulphur (air dry basis)
Sigma: Mooikraal	Wet	5.0	3.2	Assigned	Steam	19.3	0.5
Sigma: Mooikraal (Remainder)	Wet	5.9	3.2	Assigned	Steam	17.6	0.5
Sigma: Mooikraal South (devol)	Wet	4.7	3.2	Assigned	Steam	20.7	0.6

Oil and gas production and exploration operations

        SPI, our dedicated oil and gas exploration and production company, currently has reserves in two fields:

  •
  In Gabon, the company holds a 27.75% non-operated interest in the offshore Etame field. An internally determined assessment of oil reserves was conducted during June 2007. As the license held over this property is a Production Sharing Contract, reserves reported represent the net economic interest volumes attributable to the company, after deduction for royalties, grossed up for income taxes.

  •
  In Mozambique, the company holds a 70% operated interest in the Pande and Temane gas fields. An internally determined assessment of gas reserves was conducted during June 2007. In respect of Mozambican gas the standard pressure base used is 14.70 Psia and the standard temperature is 59°F in accordance with the specifications set by the Government of Mozambique. Reserves reported represent the net economic interest volumes attributable to the company, after deduction of production tax. Additionally, the Proved Developed and Undeveloped volumes booked are restricted to the take-or-pay quantities defined in the gas sales agreement for the 25-year term. A phased approach to field development has been followed and only the Temane field has currently been developed. Development of the Pande field is under way and production will commence in 2008.

Reserve and production disclosure

        See unaudited supplemental oil and gas information to "Item 18—Financial statements" for further disclosures of oil and gas operations.

	Crude Oil and Condensate			Natural Gas
	Mozambique	Other areas	Total	Mozambique	Other areas	Total
	Millions of barrels			Billions of cubic feet
Proved developed and undeveloped reserves
Balance at 30 June 2004	—	7.7	7.7	1,438.0	—	1,438.0
Revisions	7.5	2.7	10.2	(24.9)	—	(24.9)
Extensions and discoveries	—	1.0	1.0	—	—	—
Production	(0.2)	(1.6)	(1.8)	(45.2)	—	(45.2)

Balance at 30 June 2005	7.3	9.8	17.1	1,367.9	—	1,367.9
Revisions	0.3	0.2	0.5	(6.7)	—	(6.7)
Extensions and discoveries	0.1	—	0.1	—	—	—
Production	(0.4)	(1.4)	(1.8)	(55.1)	—	(55.1)

Balance at 30 June 2006	7.3	8.6	15.9	1,306.1	—	1,306.1
Revisions	(1.0)	1.3	0.3	28.7	—	28.7
Production	(0.7)	(1.4)	(2.1)	(58.2)	—	(58.2)

Balance at 30 June 2007	5.6	8.5	14.1	1,276.6	—	1,276.6

Proved developed reserves
At 30 June 2005	3.1	4.7	7.8	385.7	—	385.7

At 30 June 2006	3.1	3.0	6.1	373.5	—	373.5

At 30 June 2007	2.7	6.2	8.9	371.6	—	371.6

        The table above records estimates of the reserve quantities held by Sasol, through its various operating entities under Sasol Petroleum International (Pty) Limited.

ITEM 4A.    UNRESOLVED STAFF COMMENTS

        There are no unresolved written comments from the SEC staff regarding our periodic reports under the Exchange Act received more than 180 days before 30 June 2007.

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        This section should be read in conjunction with our consolidated financial statements included in "Item 18—Financial Statements" as at 30 June 2007 and 2006, and for the years ended 30 June 2007, 2006 and 2005, including the accompanying notes, that are included in this annual report on Form 20-F. The following discussion of operating results and the financial review and prospects as well as our consolidated financial statements have been prepared in accordance with IFRS. For a discussion of the principal differences between IFRS and US GAAP, refer below to "Principal differences between IFRS and US GAAP" and Note 67 to our consolidated financial statements.

        The segment review included below is based on our segment results which have been prepared and presented in accordance with IFRS. Since IFRS financial information is the basis used by the Group Executive Committee (GEC) (the company's chief operating decision maker) for segmental financial decisions, resource allocation and performance assessment, it forms the accounting basis for segmental reporting that is disclosed to the investing and reporting public. Certain information contained in the discussion and analysis set forth below and elsewhere in this annual report includes forward-looking statements that involve risks and uncertainties. See "Item 3.D—Key information—Risk factors" for a discussion of significant factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in this annual report.

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

        We also have chemical manufacturing and marketing operations in South Africa, Europe, Asia and the Americas. Our larger chemical portfolios include monomers, polymers, solvents, olefins, surfactants, surfactant intermediates, comonomers, waxes, phenolics and nitrogenous products.

        We produce crude oil offshore Gabon and intend to increase our oil and gas production in selected regions around the world, including Mozambique and West Africa. In South Africa, we refine crude oil into liquid fuels and retail liquid fuels and lubricants produced in our refinery and by Sasol Synfuels through a growing network of Sasol-and Exel-branded retail convenience centres. We also sell liquid fuels to other distributors in South Africa and export fuels to a few sub-Saharan African countries.

        We produce natural gas in Mozambique for supply to customers and as feedstock for some of our fuel and chemical production in South Africa.

        During the first quarter of calendar year 2007, we started up our first international joint venture GTL plant in Qatar. A second GTL plant utilising our technology is under construction by Chevron in Nigeria, for planned commissioning in 2010. These two GTL plants will incorporate our proprietary Sasol SPD™ process

        Formed in 1950, we commenced FT-based production in 1955. We employ more than 31,000 people and remain one of South Africa's largest investors in capital projects and skills training.

        On 1 August 2005, Sasol announced that it was considering the divestment from its Sasol O&S business excluding its activities in South Africa subject to fair value being obtained. At 30 June 2006, the sales process was sufficiently advanced such that management believed that the business would be sold, as a going concern, within the next financial year.

        With effect from 30 June 2006, the business was classified as a disposal group held for sale and the results reported as discontinued operations.

        Following the bidding process and subsequent negotiations with interested buyers, Sasol announced on 30 March 2007 that it had decided to terminate the divestiture process and retain and restructure the Sasol O&S business.

        The income statement, and related segment information, has, accordingly, been restated for all periods to include Sasol O&S in continuing operations. In the 2006 balance sheet, the assets and liabilities of Sasol O&S have been classified as held for sale. The 2006 balance sheet is not restated in accordance with IFRS.

        During the year we redefined our presentation of segment information by broadly categorising our operating segments into three main clusters—South African Energy Cluster, International Energy Cluster and Chemical Cluster. This categorisation more accurately reflects the way in which the group is managed and reported to our GEC and board. While the information is presented by cluster, the underlying business unit information in each of the clusters is still presented to the GEC and board. We have continued to present each of the business units as reporting segments. To further facilitate this we have elected to classify Sasol Petroleum International as an additional operating segment. Although the two operating segments comprising the International Energy Cluster do not meet the quantitative thresholds reported as segments, we consider this presentation to be appropriate in light of their strategic importance to the group. We divide our operations into the following segments:

        South African Energy Cluster:

  •
  Sasol Mining

  •
  Sasol Synfuels

  •
  Sasol Oil

  •
  Sasol Gas

        International Energy Cluster:

  •
  Sasol Synfuels International

  •
  Sasol Petroleum International

        Chemical Cluster:

  •
  Sasol Polymers

  •
  Sasol Solvents

  •
  Sasol Olefins & Surfactants

  •
  Other Chemicals—which consists of Sasol Wax, Sasol Nitro, Sasol Infrachem and other chemical businesses

        Other:

  •
  Other—which consists of Sasol Technology, Sasol Financing and the group's corporate head office functions.

External factors and conditions

        Our business, operating results, cash flow and financial condition are subject to the influence of a number of external factors and conditions. These include conditions in the markets in which we sell our products, including the effect of fluctuations in the currency markets, most notably in the exchange rate between the rand and the US dollar, fluctuations in the international price of crude oil, cyclicality in the prices of chemical products, the effect of coal prices on export coal operations and the effects of inflation on our costs. Other factors which may influence our business and operating results include economic, social, political and regulatory conditions and developments in the countries in which we operate our facilities or market our products. See "Item 3.D—Key information—Risk factors".

Exchange rate fluctuations

        The rand is the principal functional currency of our operations. However, a large part of our group's turnover is denominated in US dollars and some part in Euro, derived either from exports from South Africa or from our manufacturing and distribution operations outside South Africa. Approximately 90% of our turnover is linked to the US dollar as petroleum prices in general and the price of most petroleum and chemical products are based on global commodity and benchmark prices which are quoted in US dollars. A significant part of our capital expenditure is also US dollar-denominated, as it is directed to investments outside South Africa or constitutes materials, engineering and construction costs imported into South Africa.

        After the significant weakening of the rand against the US dollar in 2002, the rand appreciated against the US dollar between 2003 and 2005. This appreciation had a negative impact on our operating results over this period. There was a marginal weakening of the rand against the US dollar in 2006 of approximately R0.20 per US dollar. During 2007, the rand has weakened further against the US dollar, with the average exchange rate for 2007 being R7.20 per US dollar compared to R6.41 per US dollar in 2006. This weakening in the rand had a positive impact on our operating results in 2007. Similarly, the strengthening of the Euro against the US dollar over the last two years has negatively impacted the profitability of our European operations where our costs are Euro-based and a significant portion of our turnover is US-dollar based.

        Although the exchange rate of the rand is primarily market-determined, its value at any time may not be an accurate reflection of the underlying value of the rand, due to the potential effect of, among other factors, exchange controls. These regulations also affect our ability to borrow funds from non-South African sources for use in South Africa or to repay these funds from South Africa and, in some cases, our ability to guarantee the obligations of our subsidiaries with regard to these funds. These restrictions have affected the manner in which we have financed our acquisitions outside South Africa and the geographic distribution of our debt. See "Item 10—Additional information".

        The average exchange rate for the year has a significant effect on our turnover and our operating profit. In 2008, for budgeting and forecasting purposes, we estimate that for every R0.10 weakening or strengthening in the annual average rand/US dollar exchange rate, our operating profit will increase or decrease by approximately R600 million as applicable.

        We manage our foreign exchange risks through the selective use of forward exchange contracts and cross currency swaps. We use forward exchange contracts to reduce foreign currency exposures arising from imports into South Africa. Forward exchange contracts which result in exposure of R100 million or more require the pre-approval of our Group Executive Committee. We apply the following principal policies in order to protect ourselves against the effects (on our South African operations) of a volatility of the rand against other major currencies as well as an anticipated long-term trend of a devaluing rand:

  •
  All major capital expenditure in foreign currency is hedged on commitment of expenditure or on approval of the project (with South African Reserve Bank approval), by way of forward exchange contracts; and

  •
  All imports in foreign currency in excess of an equivalent of US$50,000 per transaction are hedged on commitment by way of forward exchange contracts.

        See "Item 11—Quantitative and qualitative disclosure about market risk".

Fluctuations in refining margins and crude oil, natural gas and petroleum products prices

        Through our participation in the Natref refinery, we are exposed to fluctuations in refinery margins resulting from fluctuations in international crude oil and petroleum product prices. We are also exposed to changes in absolute levels of international petroleum product prices through our synfuels operations. Fluctuations in international crude oil prices affect our results mainly through their indirect effect on the Basic Fuel Price (BFP) formula. A key factor in the BFP is the Mediterranean and Singapore (for gasoline) or the Arab Gulf (for diesel) spot price. See "Item 4.B—Business overview—Sasol Synfuels", "Sasol Oil" and "Sasol Petroleum International". Furthermore, prices of petrochemical products and natural gas are also affected by fluctuations in crude oil prices.

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

        The volatility of the crude oil price is illustrated in the following table, which shows the annual high, low and average of the European Brent crude oil price (free on board) in US dollars for the past ten calendar years and to 28 September in the 2007 calendar year:

	US dollars per barrel (US$/b)
Calendar year
	Average(1)	High	Low
1997	19.11	24.83	15.86
1998	12.76	16.28	9.10
1999	17.90	26.46	9.77
2000	28.66	37.43	21.05
2001	24.46	30.68	16.51
2002	24.99	32.02	18.17
2003	28.85	34.94	23.23
2004	38.26	52.28	29.02
2005	54.57	67.26	40.75
2006	65.16	77.93	55.82
2007 (six months through 30 June)	63.15	72.05	50.98
July 2007	76.31	78.35	72.75
August 2007	71.39	76.53	68.54
September 2007	77.17	80.97	74.22

Source: Energy Information Administration (US Department of Energy)

(1)
The average price was calculated as an arithmetic average of the quoted daily spot price.

        On 28 September 2007, the price of European Brent crude oil was US$80.97/b.

        Significant changes in the price of crude oil, natural gas and petroleum products over a sustained period of time may lead us to alter our production, which could have a material impact on our turnover. Decreases in the price of crude oil and petroleum products can have a material adverse effect on our business, operating results, cash flows and financial condition.

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

        As a result of the group's substantial capital investment programme and cash flow requirements, we deemed it necessary to shield the group's income from fluctuations in crude oil prices by means of appropriate hedging strategies. For 2005, we hedged the equivalent of approximately 30% of Sasol Synfuels' production (45,000 bpd) by entering into a forward sale agreement. This resulted in a charge to the income statement of R1,147 million for 2005. After revising our hedging strategy, for 2006, we again hedged the equivalent of approximately 30% of Sasol Synfuels' production by entering into a zero cost collar pursuant to which the group was protected at average crude oil prices below US$45.00/b but able to take advantage of higher crude oil prices, only incurring a cash outflow should average crude oil prices be above US$82.61/b. The crude oil price traded within the range of this collar throughout the hedging period and therefore the collar had no cash flow effect. The market value of the collar resulted in a charge to the income statement of R93 million for the year ended 30 June 2006.

        In 2007, we hedged the equivalent of approximately 30% of Sasol Synfuels' production (45,000 bpd) by entering into a zero cost collar pursuant to which the group was protected at average crude oil prices below US$63.00/b but able to take advantage of higher crude oil prices, only incurring a cash outflow should average crude oil prices be above US$83.60/b. This strategy is believed to be more appropriate in the context of high but volatile crude oil prices and, as a result of our continued requirement to fund our extensive capital investment programme, we have again for 2008, hedged the crude oil equivalent of approximately 30% of our Sasol Synfuels' production (45,000 bpd) by means of a zero cost collar. In respect of the hedged portion of production, the group is protected at average crude oil prices below US$62.40/b and will incur a cash outflow should average crude oil prices exceed US$76.75/b during the period of the hedge. A net profit of R211 million was achieved after a realised profit of R408 million related to the 2007 hedge, as a result of the crude oil price falling below the floor of the hedge, and a revaluation loss of R197 million related to the 2008 hedge. See "Item 11.—Quantitative and qualitative disclosure about market risk".

        In 2008, for budgeting and forecasting purposes, we estimate that for every US$1/b increase in the annual average crude oil price, our group operating profit will increase by approximately US$43 million (approximately R317 million). Should the average annual crude oil price move outside the range of our zero cost collar hedging instrument, the effect of the hedge on operating profit will be approximately US$16 million (R108 million) for each US$1/b change in the average crude oil price above or below the range of the collar.

Cyclicality in petrochemical products prices

        The demand for our chemical products is cyclical. Typically, higher demand during peaks in industry cycles leads producers to increase production capacity, at which point prices decrease. Most commodity chemical prices tend, over the longer term, to track the crude oil price. However, over the past years, in which significant increases in the crude oil price have been experienced, we have been unable to pass all of these increases in raw materials costs on to our customers. We saw a 16% and 3% increase in the polymer and ammonia product prices in 2007 compared to 2006, respectively, and a 29% increase in solvent product prices.

        Although peaks in these cycles have in the past been characterised by increased market prices and higher operating margins, such peaks have prompted further world wide capital investment which has led to supply exceeding demand and a resultant reduction in selling prices and operating margins.

        In times of high crude oil and related product prices (the primary feedstock of most commodity chemicals), the profit margin shifts towards the feedstock producer while in times of high chemical prices and lower feedstock prices, the profit margin shifts towards the downstream activities. Our strategy for our commodity chemicals business, therefore, is to wherever possible to invest in the value chain of raw materials to final products. As a result of this approach, the group has elected not to hedge its exposure to commodity chemical prices as this may, in part, negate the benefits of being backward integrated into its primary feed streams.

Reclassification of Sasol Olefins & Surfactants (Sasol O&S)

        During the prior financial year, after months of preparation and negotiation with interested parties, we classified the Sasol O&S business as a disposal group held for sale and its results were accordingly presented as discontinued operations.

        Following the bidding process and subsequent negotiations with potential buyers, we decided to terminate the divestiture process and restructure Sasol O&S. The primary reason for terminating the divestiture process was that fair value for the business could not be obtained. The business has been reclassified accordingly and its results included in continuing operations.

        This change has significantly impacted the presentation of our financial results.

        On classifying the business as a disposal group held for sale, we removed the assets and liabilities attributable to Sasol O&S from the line items on the 2006 balance sheet to which they related and presented them as a single line in assets and in liabilities as held-for-sale. This classification was reversed during the year under review, but comparative information may not be restated in accordance with IFRS. As a result the comparability of the two balance sheets has been made more difficult.

        In contrast, on classifying the business as held for sale, the results of Sasol O&S were presented in the income statement as discontinued operations for all periods presented. The accounting treatment of the subsequent reintegration of the business requires that we restate the income statements for all periods presented to include the results of Sasol O&S in continuing operations.

        On classification as a disposal group held for sale at 30 June 2006, we performed a review of the Sasol O&S business and determined that a write-down to fair value less costs to sell was necessary. This review was based on our estimate of the expected selling price of this business.

        Upon reclassification as held for use, the assets are measured at the lower of value-in-use at the date of the decision not to sell and the carrying amount before the assets were classified as held for sale, adjusted for depreciation, amortisation or impairments that would have been recognised had the assets not been classified as held for sale. The reversal is due to the fact that the assets were written down to fair value less cost to sell at the date of classification as held for sale and is recorded at value-in-use on the date of the decision not to sell.

        Taking cognisance of our communicated plans to restructure Sasol O&S, primarily in the USA and Italy, certain provisions amounting to R405 million have been recognised relating mainly to restructuring and environmental rehabilitation costs.

        The net effect of the reversal of the fair value write-down and restructuring and environmental rehabilitation costs is set out below:

Rand in millions
Reversal of fair value write-down recognised in 2006	3,196
Effect of exchange rates to 30 March 2007	181
"Catch-up" depreciation charge to 30 March 2007	(644)

2,733
Impairments	(1,930)

Net reversal of fair value write-down	803
Provisions recognised	(405)
Effect of exchange rates to 30 June 2007	(12)

Net income statement effect	386

Coal prices

        Approximately 11% of our coal production is sold to external markets (3.7 Mt sold to the export market, predominantly in Europe and 1.3 Mt sold to the South African market). External sales to these markets represented approximately 28% of the total turnover generated by Sasol Mining during 2007.

        Export coal sales prices are compared to the published international coal price indices to track performance. Sasol Mining's policy is to sell at prices partially on an American Petroleum Standard Index (API) related basis, and partially on fixed prices. Sales at fixed prices are not extended beyond nine months forward. Internal coal sales are made to Sasol Synfuels and Infrachem. Coal sales prices into this market are negotiated on a five year contractual basis and are subject to periodic price adjustments. Transfer price negotiations are at arms length. Sasol Mining entered into a three year contract with Eskom, South Africa's state-owned power company, during the 2004 financial year. This contract will terminate in December 2007 Eskom uses the coal for the purposes of power generation.

        The average free on board Richards Bay price index for the past six financial years:

Inflation

        Whilst over recent years, inflation and interest rates have been at relatively low levels, the economy of South Africa, though currently well managed, at various times in the past has had high inflation and interest rates compared to the USA and Europe. Should these conditions recur, this would increase our South African-based costs. High interest rates could adversely affect our ability to ensure cost-effective debt financing in South Africa. Sasol expects the impact of changes in the inflation rates on our international operations to be less significant.

        The history of the South African consumer price index (CPI) and producer price index (PPI) is illustrated in the following table, which shows the average increase in the index for the past 10 calendar years and the annual percentage change on a monthly basis in calendar year 2007:

Calendar year	CPI	PPI
1997	8.6%	7.0%
1998	6.9%	3.6%
1999	5.2%	5.8%
2000	5.4%	9.2%
2001	5.7%	8.4%
2002	9.2%	14.2%
2003	5.8%	1.7%
2004	1.4%	0.6%
2005	3.4%	3.1%
2006	4.7%	7.7%
January 2007	6.0%	9.8%
February 2007	5.7%	9.5%
March 2007	6.1%	10.3%
April 2007	7.0%	11.1%
May 2007	6.9%	11.3%
June 2007	7.0%	10.4%
July 2007	7.0%	10.3%
August 2007	6.7%	9.4%

Source: Statistics South Africa

Our operations are subject to various laws and regulations in the countries in which we operate

        The group operates in numerous countries throughout the world and is subject to various laws and regulations which may become more stringent. Our mining, gas and petroleum-related activities in South Africa are subject to, amongst others, the following laws or regulations:

  •
  The Broad-based Black Economic Empowerment Act;

  •
  The Gas Act;

  •
  The Gas Regulator Levies Act;

  •
  The Minerals Act;

  •
  The Mineral and Petroleum Resources Development Act (MPRDA);

  •
  The Mineral and Petroleum Royalty Bill;

  •
  The National Energy Regulator Act;

  •
  The Petroleum Products Act and the Petroleum Products Amendment Act;

  •
  The Petroleum Pipelines Act;

  •
  The Petroleum Pipelines Levies Act; and

  •
  The Restitution of Land Rights Act.

        We are also subject to various local, national and regional safety, health and environmental laws and regulations. Our global operations are also impacted by international environmental conventions. See "Item 4.—Business overview" and "Item 3.D—Key information—Risk factors" for the details of the various laws and regulations which may impact on our operating results, cash flows and financial condition.

        In South Africa, our operations are required to comply with certain procurement, employment equity, ownership and other regulations which have been designed to address the country's specific transformation issues. These include the Mining Charter, the Liquid Fuels Charter, and the Broad-based Black Economic Empowerment Act along with the various Codes of Good Corporate Practice for broad-based Black Economic Empowerment, the MPRD Act and the Restitution of Land Rights Act. See "Item 4.B—Business overview".

        We announced on 16 March 2006, the first phase implementation of Sasol Mining's broad-based empowerment strategy for compliance with the Mining Charter and the MPRDA through the formation of Igoda Coal (Pty) Limited (Igoda Coal), a 65:35 BEE venture with Eyesizwe Coal (Pty) Limited. Igoda Coal will comprise the full value chain of Sasol Mining's coal export business—the Twistdraai Colliery and beneficiation plant at Secunda in Mpumalanga Province, the marketing and logistics components of its coal export business, as well as Sasol Mining's interest in the Richards Bay Coal Terminal. The finalisation of this transaction is still subject to the granting of the new order rights.

        In compliance with the Liquid Fuels Charter, we entered into a R1.45 billion transaction with our BEE partner Tshwarisano LFB Investment (Pty) Limited (Tshwarisano). Tshwarisano acquired a 25% shareholding in Sasol Oil (Pty) Limited from Sasol Limited with effect from 1 July 2006. The financing of the transaction has been provided in part through the issue of preference shares by Tshwarisano to Standard Bank South Africa Limited (Standard Bank), and in part by application of the subscription proceeds from the issue of the ordinary shares to Tshwarisano ordinary shareholders. The Tshwarisano ordinary shareholders in turn raised the funding to subscribe for the ordinary shares through the issue of preference shares to Standard Bank. Over time, Tshwarisano and its ordinary shareholders will redeem their respective preference shares with the proceeds of dividends distributed by Sasol Oil. As part of this arrangement, Sasol Oil has amended its dividend policy such that it is required to pay out up to a maximum of one times earnings for that financial year by way of dividends. The actual dividend paid shall be the maximum possible amount, taking into account certain specified ratios relating to net debt to shareholders' equity and earnings before interest, tax, depreciation and amortisation to net interest. The dividend paid may not be less than one third of earnings.

        In certain limited default circumstances, which include Tshwarisano being in default on the repayment of the preference shares, Standard Bank may require that a trust (consolidated by Sasol Limited) established in the context of the transaction to acquire the preference shares held by Standard Bank or, alternatively, to subscribe for new preference shares issued by Tshwarisano to enable Tshwarisano to redeem the preference shares held by Standard Bank. In addition and in the same limited default circumstances, the trust may acquire the ordinary shares held by its ordinary shareholders. As a result, the trust may own all or a portion of the outstanding securities issued by Tshwarisano. This would enable the trust to place these securities in another transaction in compliance with the Liquids Fuel Charter. Neither Tshwarisano nor its ordinary shareholders would owe any amounts to this trust or any other person. We have guaranteed the trust's obligation to make payment in these circumstances. This guarantee was valued at R39 million at the time of the transaction.

        On 11 May 2006, we announced our intention to review our equity ownership strategy and to possibly implement a major BEE transaction or further transactions. In September 2007, we announced our intention to conclude a broad-based BEE transaction which should result in the transfer of beneficial ownership of 10% of Sasol Limited's issued share capital to our employees and a wide spread of black South Africans (BEE participants). This transaction is subject to the approval of our shareholders. The transaction will be financed through a combination of equity, third party funding and Sasol facilitation. A further announcement will be made during the first half of 2008 after the relevant agreements have been signed and third party financing arrangements have been finalised. Thereafter, shareholder approval and other required regulatory approvals will be sought.

        In February 2006, the South African Minister of Finance announced the appointment of a task team to investigate the issue of windfall profits in the liquid fuels industry, in particular the synthetic fuels industry, and whether a windfall tax should be imposed on such profits.

        On 6 August 2007, the Minister announced that the National Treasury would not pursue a windfall tax on the South African liquid fuels industry and that it will explore a levy on refined products to contribute to the construction of excess capacity in relation to the proposed new multi-product pipeline in South Africa.

Competition from products originating from countries with low production costs

        Certain of our chemical production facilities are located in developed countries, including the USA and the European countries. Economic and political conditions in these countries result in relatively high labour costs and, in some regions, inflexible labour markets, compared to others. Increasing competition from regions with lower labour costs and feedstock prices, for example the Middle East and China, exercises pressure on the competitiveness of our chemical products and, therefore, on our profit margins and may result in the withdrawal of particular products or closure of facilities.

Engineering contract costs

        The increase worldwide in large engineering contracts has resulted in a shortage of engineering resources and strains in that industry. These have impacted on some of our projects and have affected construction timing schedules and costs. Whilst higher international crude oil prices may boost post-commissioning income streams and compensate for construction delays and higher capital costs, these strains in the engineering industry are nevertheless a cause for concern and may impact on our project plans and growth ambitions.

Human Immune Deficiency Virus (HIV)/Acquired Immune Deficiency Syndrome (AIDS) in sub-Saharan Africa

        HIV/AIDS is a healthcare challenge faced by our South African and other sub-Saharan operations. Managing AIDS remain a priority for Sasol and for South Africa as a whole. Accurate data regarding the actual prevalence of AIDS in South Africa is not available. To date, 7% of our tested South African employees have tested HIV-positive, which is well below South Africa's estimated actuarial prevalence rate of 19%. Based on an actuarial study, which excludes the positive impact of any prevention and management intervention programme, we estimate that, while the percentage of infected employees may not rise significantly in the forthcoming years, there will be a significant increase in the number of AIDS-related fatalities. See "Item 6.D—Employees".

        Our integrated Sasol HIV/AIDS Response Programme (SHARP) remained focused on reducing the rate of HIV infection throughout our South African operations and extending the quality of life of infected employees by providing managed health care.

        As a result of our collaborative approach, we have had one of the highest uptakes of voluntary counselling and testing (VCT) in South Africa. By 30 June 2006, 80% of our employees in South Africa had undergone VCT. This is significantly higher than the typical 50% to 60% uptake rates achieved by most corporate VCT programmes.

        We incur costs relating to the medical treatment and loss of infected personnel, as well as the related loss of productivity. We also incur costs relating to the recruitment and training of new personnel. We are not in a position to accurately quantify these costs, specifically where costs are dependent on the rate of employee participation and changes in treatment costs.

        Although Sasol does not expect HIV/AIDS currently to materially and adversely affect its operations and results, it is not possible to determine with certainty that costs incurred in managing HIV/AIDS and the impact of HIV/AIDS in general would remain at current levels and no assurance can be given in this regard.

Significant accounting policies and estimates

        The preparation of our consolidated financial statements requires management to make estimates and assumptions that affect the reported results of its operations. Some of our accounting policies require the application of significant judgments and estimates by management in selecting the appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to an inherent degree of uncertainty and are based on our historical experience, terms of existing contracts, management's view on trends in the industries in which we operate and information from outside sources and experts. Actual results may differ from those estimates.

        Our significant accounting policies are described in more detail in note 2 to the consolidated financial statements. See "Item 18—Financial statements". This discussion and analysis should be read in conjunction with the consolidated financial statements and related notes included "Item 18—Financial statements".

        Management believes that the significant accounting policies affecting more significant judgments and estimates used in the preparation of Sasol's consolidated financial statements, could potentially impact our financial results and future financial performance.

        We evaluate our estimates, including those relating to asset retirement obligations, trade receivables, inventories, investments, intangible assets, income taxes, pension and other post-retirement benefits and contingencies and litigation on an ongoing basis. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making our judgments about carrying values of assets and liabilities that are not readily available from other sources.

Share options and other share-based payments

The Sasol share incentive scheme

        In 1988, the shareholders approved the adoption of the Sasol Share Incentive Scheme. The scheme was introduced to provide an incentive for senior employees (including executive directors) of the group who participate in management and also non-executive directors from time to time.

        The objective of the Sasol Share Incentive Scheme is the retention of key employees. Allocations are linked to the performance of both the group and the individual. Options are granted for a period of nine years and vest as follows:

  •
  2 years—1st third

  •
  4 years—2nd third

  •
  6 years—final third

        The offer price of these options equals the closing market price of the underlying shares on the trading day immediately preceding the granting of the option.

        In terms of the scheme, options to a maximum of 60,000,000 ordinary shares may be offered to eligible group employees. Each employee is limited to holding a maximum of 1,000,000 options to acquire Sasol Limited shares.

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

        It is group policy that employees who have access to price sensitive information should not deal in Sasol Limited shares for the periods from 1 January for half year end and 1 July for year end until 2 days after publication of the results as well as at any other time during which they have access to price sensitive information.

        We recognised share-based payment expense for the years indicated:

	2007	2006	2005
Share-based payment expense (Rand in millions)	186	169	137
Weighted average grant-date fair value (Rand per share)	64.35	58.74	33.44

        The total unrecognised share-based payment expense related to non-vested share options, expected to be recognised over a weighted average period of 3 years, amounted to R349 million at 30 June 2007.

        The weighted average assumptions at grant date that were used for option grants in the respective periods are as follows:

		2007	2006	2005
Risk free interest rate at grant date	%	7.75	8.00	9.25
Expected volatility	%	34	34	34
Expected dividend yield	%	3.8	4.0	4.3
Vesting period	years	2, 4 & 6	2, 4 & 6	2, 4 & 6

        The risk free interest rate for periods within the contractual term of the share options is based on South African government bonds in effect at the time of grant and the expected volatility in the value of the share options granted is determined using the historical volatility of the Sasol share price. The valuation of share-based payments requires a significant degree of judgement to be applied by management.

        Following the introduction of the Share Appreciation Rights Scheme, no further options are expected to be issued in terms of the Sasol Share Incentive Scheme. Unimplemented share options will not be affected by the Share Appreciation Rights Scheme.

The Sasol share appreciation rights scheme

        A new share appreciation rights scheme was adopted during March 2007. The objectives of the scheme remain similar to that of the Sasol Share Incentive Scheme. The Sasol Share Appreciation Rights Scheme allows certain senior employees the right to participate in the performance of the Sasol Limited share price, in return for services rendered, through the payment of cash incentives which are based on the market price of the Sasol Limited share. Allocations are linked to the performance of both the group and the individual. Rights are granted for a period of nine years and vest as follows:

  •
  2 years—1st third

  •
  4 years—2nd third

  •
  6 years—final third

        The offer price of these appreciation rights equals the closing market price of the underlying shares on the trading day immediately preceding the granting of the right.

        In terms of the new share appreciation rights scheme, the number of rights available through the scheme together with the number of share options available under the previous Sasol Share Incentive Scheme shall not at any time exceed 80 million shares/rights.

        On resignation, share appreciation rights which have not yet vested will lapse and share appreciation rights which have vested may be taken up at the employee's election before their last day of service. Payment on appreciation rights forfeited will therefore not be required. On death, all appreciation rights vest immediately and the deceased estate has a period of twelve months to exercise these rights. On retirement the appreciation rights vest immediately and the nine year expiry period remains unchanged.

        It is group policy that employees who have access to price sensitive information should not deal in Sasol Limited shares for the periods from 1 January for half year end and 1 July for year end until 2 days after publication of the results as well as at any other time during which they have access to price sensitive information.

        We recognised share-based payment expense for the years indicated:

2007
Share-based payment expense (Rand in millions)	4
Weighted average grant-date fair value (Rand per right)	69.06

        No unimplemented share appreciation rights have vested at year end. The total unrecognised share-based payment expenditure related to non-vested share options, expected to be recognised over a weighted average period of 4 years, amounted to R63 million at 30 June 2007.

        These rights are recognised as a liability at fair value in the balance sheet until the date of settlement. The fair value of these rights is determined at each reporting date and the unrecognised cost amortised to the income statement over the period that the employees provide services to the company.

        The weighted average assumptions at 30 June that were used for option grants in the respective periods are as follows:

		2007
Risk free interest rate at date of valuation	%	9.02 - 9.05
Expected volatility	%	29.22
Expected dividend yield	%	3.60
Expected forfeiture rate	%	3.25
Vesting period	years	2, 4 & 6

        The risk free interest rate for periods within the contractual term of the share rights is based on South African government bonds in effect at each reporting date and the expected volatility in the value of the share options granted is determined using the historical volatility of the Sasol share price. The valuation of share-based payments requires a significant degree of judgement to be applied by management.

Estimation of oil and gas reserves

        The estimation of oil and gas reserves under SEC rules requires "geological and engineering data (that) demonstrate with reasonable certainty (reserves) to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Refer to Table 4, "Proved reserve quantity information," on page G-4 for the estimates for the year ending 30 June 2007 and to Table 5, "Standardised measure of discounted future net cash flows", on page G-5 for our standardised discounted future net cash flow information in respect of proved reserves for year end 30 June 2007, which were based on year-end prices at the time.

        Estimates of oil and gas reserves are inherently imprecise, require the application of judgment and are subject to future revision. Accordingly, financial and accounting measures (such as the standardised measure of discounted cash flows, depreciation and amortisation charges and asset retirement obligations), that are based on proved reserves are also subject to change.

        Proved reserves are estimated by reference to available reservoir and well information, including production and pressure trends for producing reservoirs, in some cases, subject to definitional limits. Proved reserves estimates are attributed to future development projects only where there is significant commitment to project funding and execution and for which applicable governmental and regulatory approvals have been secured or are reasonably certain to be secured.

        Furthermore, estimates of proved reserves only include volumes for which access to markets is assured with reasonable certainty. All proved reserves estimates are subject to revision, either upward or downward, based on new information, such as from development drilling and production activities or from changes in economic factors, including product prices, contract terms or development plans. See "Item 4.D—Information on the company—Property, plants and equipment". Upward revisions in oil reserve estimates for 2007 were enabled by additional performance history resulting in increased confidence in reserve levels and the effect of higher crude prices in the extension of the economic production profile. There were no material revisions to our oil and gas reserves during 2006 and 2005.

        Our mineral assets included under property, plant and equipment on the balance sheet consist of the following:

  •
  5% interest in the OPL249 (Nsiko) licence in deepwater Nigeria;

  •
  0.375% interest in OPL249 (Bswap) licence in deepwater Nigeria;

  •
  6% interest in the OPL247 licence in deepwater Nigeria;

  •
  5% interest in the OPL214 licence in deepwater Nigeria;

  •
  5.1% interest in the JDZ1 licence in the Joint Development Zone between Nigeria and Sao Tome/Principe;

  •
  85% of the Block 16/19 licence offshore Mozambique; and

  •
  100% of the PSA licence onshore Mozambique.

        None of these assets currently hold any reportable reserves and development plans will be filed once exploration work is completed at which time any discovered reserves will be reported separately.

Depreciation of coal mining assets

        We calculate depreciation charges on coal mining assets using the units-of-production method, which is based on our proved and probable reserves. Proved and probable reserves used for the depreciation of life-of-mine assets are the total proved and probable reserves assigned to that specific mine (accessible reserves) or complex which benefit from the utilisation of those assets. Inaccessible reserves are excluded from the calculation. A unit is considered to be produced once it has been removed from underground and taken to the surface, passed the bunker and been transported by conveyor over the scale at the shaft head. The lives of the mines are estimated by our geology department using interpretations of mineral reserves, as determined in accordance with Industry Guide 7 under the US Securities Act of 1933, as amended. The estimate of the total reserves of our mines could be materially different from the actual coal mined. The actual usage by the mines may be impacted by changes in the factors used in determining the economic value of our mineral reserves, such as the coal price and foreign currency exchange rates. Any change in management's estimate of the total expected future lives of the mines would impact the amortisation charge recorded in our consolidated financial statements, as well as our estimated asset retirement obligations. See "Item 4.D—Information on the company—Property, plants and equipment".

Fair value and useful life of intangible assets

        In assessing the recoverability of goodwill (which requires the assessment of fair value of the reporting unit) and other intangible assets, we must make assumptions (including inflation, exchange rates and oil and chemicals product prices amongst others) regarding estimated future cash flows and other factors to determine the fair value of the respective assets. If these estimates or their fair value assessments change in the future, we may need to record impairment charges for these assets. Identifiable intangible assets with definite useful lives, such as patents, trademarks and licenses, are currently amortised on a straight-line basis, over their estimated useful lives.

Useful lives of long-lived assets

        Given the significance of long-lived assets to our financial statements, any change in the depreciation period could have a material impact on our results of operations and financial condition.

        In assessing the useful life of long-lived assets, we use estimates of future cash flows and expectations regarding the future utilisation pattern of the assets to determine the depreciation to be charged on a straight-line basis over the estimated useful lives of the assets or units-of-production method where appropriate. Annually, we review the useful lives and economic capacity of the long-lived assets with reference to any events or circumstances that may indicate that an adjustment to the depreciation period is necessary. The assessment of the useful lives takes the following factors into account:

  •
  The expected usage of the asset by the business. Usage is assessed with reference to the asset's expected capacity or physical output;

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

        There were no significant changes to the useful lives of our long-lived assets (other than oil and gas and coal mining assets as discussed above) during 2007 and 2006. The assessment performed during 2005 of the useful lives of certain items of property, plant and equipment resulted in a reduction in our depreciation charge of approximately R1.5 billion. The assessment was undertaken due to recent significant capital expenditure incurred, for example Project Turbo, primarily designed to enable our facilities to produce fuel which meets the new South African fuel specifications with effect from 1 January 2006 and to expand our polymers portfolio. As Sasol Synfuels is the primary downstream feedstock provider to a number of the chemical plants in the Secunda complex, the useful lives of these assets were also assessed. This resulted in a substantial increase in the expected remaining useful life of our assets in Secunda to a maximum remaining life of 25 years. In Sasolburg, the introduction of natural gas as the primary feedstock towards the end of 2004 and the replacement of coal resulted in a similar assessment of the useful lives of the assets in the Sasolburg region as well as the group's gas pipeline infrastructure. As part of this process the useful lives of the assets in our overseas facilities were also evaluated.

Impairment of long-lived assets

        Long-lived assets are reviewed using economic valuations to calculate impairment losses whenever events or a change in circumstance indicate that the carrying amount may not be recoverable. In carrying out the economic valuations, an assessment is made of the future cash flows expected to be generated by the assets, taking into account current market conditions, the expected lives of the assets and our latest budgets. The actual outcome can vary significantly from our forecasts, thereby affecting our assessment of future cash flows. Assets whose carrying values exceed their estimated recoverable amount, determined on a discounted basis, are written down to an amount determined using discounted net future cash flows expected to be generated by the asset. The expected future cash flows are discounted based on Sasol's Weighted Average Cost of Capital (WACC) which, at 30 June 2007, was 11.75% for our South African operations and 7.25% for our operations in Europe and the USA. Discount rates for all other countries are based on their specific risk rate. Refer to the discussions included below under the Segment Review for the financial impact of the impairment assessments performed during the current year.

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

        An accrual for environmental matters is recorded when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated. Expenditure related to environmental contamination treatment and cleanup incurred during the production of inventory in normal operations is expensed. The estimated fair value of dismantling and removing these facilities is accrued for as the obligation arises, if estimable, concurrent with the recognition of an increase in the related asset's carrying value. Estimating the future asset removal expenditure is complex and requires management to make estimates and judgments because most of the removal obligations will be fulfilled in the future and contracts and regulations often have vague descriptions of what constitutes removal. Future asset removal costs are also influenced by changing removal technologies, political, environmental, safety, business relations and statutory considerations.

        The group's environmental and asset retirement obligation accrued at 30 June 2007 was R3,355 million compared to R3,184 million in 2006.

        It is envisaged that, based on the current information available, any additional liability in excess of the amounts provided will not have a material adverse effect on the group's financial position, liquidity or cash flow.

        An increase in the discount rate by one percentage point would result in a decrease in the long-term obligations recognised of approximately R404 million and a decrease of one percentage point would result in an increase of approximately R450 million.

Employee benefits

        We provide for our obligations and expenses for pension and provident funds as they apply to both defined contribution and defined benefit schemes, as well as post-retirement healthcare benefits. The amount provided is determined based on a number of assumptions and in consultation with an independent actuary. These assumptions are described in Note 22 to "Item 18—Financial statements" and include, among others, the discount rate, the expected long-term rate of return on pension plan assets, healthcare cost inflation and rates of increase in compensation costs. The nature of the assumptions is inherently long-term, and future experience may differ from these estimates. For example, a one percentage point increase in assumed healthcare cost trend rates would increase the accumulated post-retirement benefit obligation by R417 million to R2,444 million.

        The group's net obligation in respect of defined benefit pension plans is actuarially calculated separately for each plan by deducting the fair value of plan assets from the gross obligation for post-retirement benefits. The gross obligation is determined by estimating the future benefit attributable to employees in return for services rendered to date.

        To the extent that, at the beginning of the financial year, any cumulative unrecognised actuarial gain or loss exceeds ten percent of the greater of the present value of the defined benefit obligation and the fair value of the plan assets (the corridor), that portion is recognised in the income statement over the expected average remaining service lives of participating employees. Actuarial gains or losses within the corridor are not recognised.

        Where the plan assets exceed the gross obligation, the asset recognised is limited to the total of unrecognised net actuarial losses, unrecognised past service costs related to improvements to the defined benefit pension plan and the present value of any future refunds from the plan or reductions in future contributions to the plan.

        The group provides post-retirement healthcare benefits to certain of its retirees. The entitlement to these benefits is usually based on the employee remaining in service up to retirement age and the completion of a minimum service period. The expected costs of these benefits are accrued on a systematic basis over the expected remaining period of employment, using the accounting methodology described in respect of defined benefit pension plans above.

        While management believes that the assumptions used are appropriate, significant changes in the assumptions may materially affect our pension and other post-retirement obligations and future expense.

        In terms of the Pension Funds Second Amendment Act 2001, the Sasol Pension Fund in South Africa undertook a surplus apportionment exercise as at December 2002. The surplus apportionment exercise, and the 31 December 2002 statutory valuation of the fund, was approved by the Financial Services Board on 26 September 2006. Payments to former members have commenced and an amount of R319 million has been set aside for this purpose. The surplus due to the Company amounted to approximately R7 million as at 31 March 2007 and has been included in the pension asset recognised in the current year. The trustees of the fund have, in principle agreed that the company can utilise in terms of applicable legislation any surplus that arises in the defined benefit portion of the fund.

Fair value estimations of financial instruments

        We base fair values of financial instruments on listed market prices, where available. If listed market prices are not available, fair value is determined based on other relevant factors, including dealers' price quotations and price quotations for similar instruments traded in different markets. Fair value for certain derivatives are based on pricing models that consider current market and contractual prices for the underlying financial instruments or commodities, as well as the time value and yield curve or fluctuation factors underlying the positions. Pricing models and their underlying assumptions impact the amount and timing of unrealised gains and losses recognised, and the use of different pricing models or assumptions could produce different financial results. See "Item 11—Quantitative and qualitative disclosures about market risk".

Deferred tax

        We apply significant judgment in determining our provision for income taxes and our deferred tax assets and liabilities.

        Temporary differences arise between the carrying values of assets and liabilities for accounting purposes and the amounts used for tax purposes. These temporary differences result in tax liabilities being recognised and deferred tax assets being considered based on the probability of our deferred tax assets being recoverable from future taxable income. A deferred tax asset is recognised to the extent that it is probable that future taxable profits will be available against which the deferred tax asset can be realised. We provide deferred tax using enacted or substantively enacted tax rates at balance sheet date on all temporary differences arising between the carrying values of assets and liabilities for accounting purposes and the amounts used for tax purposes unless there is a temporary difference that is specifically excluded in accordance with IFRS. The carrying value of our net deferred tax assets assumes that we will be able to generate sufficient future taxable income in applicable tax jurisdictions, based on estimates and assumptions.

Secondary Taxation on Companies

        In South Africa, we pay both income tax and Secondary Taxation on Companies (STC). STC is levied on companies currently at a rate of 12.5% of dividends distributed. The Minister of Finance in his budget speech delivered during February 2007, announced that the rate of STC would be reduced from 12.5% to 10% with effect from 1 October 2007 and, thereafter, with effect from a date to be determined, STC would be replaced by a dividend withholding tax imposed on shareholders. The effective date is expected to be during the latter part of 2008. In the case of liquidation STC is only payable on undistributed earnings earned after 1 April 1993. The tax becomes due and payable on declaration of a dividend. When dividends are received in the current year that can be offset against future dividend payments to reduce the STC liability, a deferred tax asset is recognised to the extent of the future reduction in STC payable.

        We do not provide for deferred tax at the tax rate applicable to distributed earnings. We believe that this is consistent with the accounting principle that does not allow the accrual of dividend payments if a dividend is declared after year end.

        If we were to provide for deferred taxes on the potential STC arising on our undistributed earnings, should these be declared as dividends, there would be the following effects on our reported results:

Balance sheet	2007	2006
	(Rand in millions)
Net deferred tax liability as reported	7,459	5,465
Increase in the deferred tax liability	6,524	6,322

Net deferred tax liability based on the tax rate applicable to distributed earnings	13,983	11,787

Shareholders' equity as reported	61,617	52,605
Decrease in shareholders' equity	(6,524)	(6,322)

Shareholders' equity after the effect of providing for deferred tax using the tax rate applicable to distributed earnings	55,093	46,283

Income statement	2007	2006	2005
	(Rand in millions)
Income tax as reported	(8,153)	(6,534)	(4,573)
Increase in income tax	(202)	(1,328)	(745)

Income tax after providing for deferred tax at the rate applicable to distributed earnings	(8,355)	(7,862)	(5,318)

Earnings attributable to shareholders as reported	17,030	10,406	9,449
Decrease in earnings attributable to shareholders	(202)	(1,328)	(745)

Earnings attributable to shareholders after providing for deferred tax at the rate applicable to distributed earnings	16,828	9,078	8,704

        We expect that R1,877 million of undistributed earnings earned before 1 April 1993 of two dormant companies will be distributed without attracting STC of R171 million.

Commitments and contingencies

        Management's current estimated range of liabilities relating to certain pending liabilities for claims, litigation, tax matters and environmental remediation is based on management's judgment and estimates of the amount of loss. The actual costs may vary significantly from estimates for a variety of reasons. A liability is recognised for these types of contingencies if management determines that the loss is both probable and estimable. We have recorded the estimated liability where such amount can be determined. Where there is a range of possible loss outcomes and no amount within the range is more likely than the others, the mid-point in that range is recorded as a liability. As additional information becomes available, we will assess the potential liability related to our pending litigation proceedings and revise our estimates. Such revisions in our estimates of the potential liability could materially impact our results of operation and financial position. See "Item 5.E—Off-balance sheet arrangements".

OUR RESULTS OF OPERATIONS

        The financial results for the years ended 30 June 2007, 2006 and 2005 below are stated in accordance with IFRS as approved by the IASB. For a discussion of the principal differences between IFRS and US GAAP, refer below "Principal differences between IFRS and US GAAP" and Note 67 to our consolidated financial statements.

Results of operations

	2007	2006	Change 2007/2006	Change 2007/2006	2005	Change 2006/2005	Change 2006/2005
	(Rand in millions)			(%)	(Rand in millions)		(%)
Turnover	98,127	82,395	15,732	19	69,239	13,156	19
Cost of sales and services rendered	(59,997)	(48,547)	(11,450)	(24)	(42,250)	(6,297)	(15)
Other operating income	639	533	106	20	417	116	28
Other operating expenditure	(13,148)	(17,169)	4,021	23	(13,020)	(4,149)	(32)

Operating profit	25,621	17,212	8,409	49	14,386	2,826	20
Net other income/(expenses)	82	(96)	178	185	(254)	158	62

Profit before tax	25,703	17,116	8,587	50	14,132	2,984	21
Income tax	(8,153)	(6,534)	(1,619)	(25)	(4,573)	(1,961)	(43)

Profit	17,550	10,582	6,968	66	9,559	1,023	11

Attributable to
Shareholders	17,030	10,406	6,624	64	9,449	957	10
Minority interest	520	176	344	195	110	66	60

	17,550	10,582	6,968	66	9,559	1,023	11

Overview

        Higher average annual international oil prices (dated Brent US$63.95/b compared to US$62.45/b for 2006 and US$46.17/b in 2005) boosted operating profit in all three years. The benefit of higher oil prices was, however, mostly realised in the energy and fuel-related businesses and to a lesser extent in the group's chemical businesses which have been adversely impacted by the effect of higher crude oil prices on the cost of their feedstock. This benefit was further enhanced by the positive impact of the slightly weaker rand during 2007 (average rate R7.20 per US dollar for the 2007 year compared to R6.41 per US dollar for the 2006 year and R6.21 per US dollar in the 2005 year).

Turnover

        Turnover consists of the following categories:

	2007	2006	Change 2007/2006	Change 2007/2006	2005	Change 2006/2005	Change 2006/2005
	(Rand in millions)			(%)	(Rand in millions)		(%)
Sale of products	96,785	81,172	15,613	19	68,432	12,740	19
Services rendered	918	714	204	29	448	266	59
Commission and marketing income	424	509	(85)	(17)	359	150	42

Turnover	98,127	82,395	15,732	19	69,239	13,156	19

        The primary factors contributing to these increases were:

	Change 2007/2006		Change 2006/2005
	(Rand in millions)	(%)	(Rand in millions)	(%)
Turnover, 2006 and 2005 respectively	82,395		69,239
Exchange rates effects	8,512	10	1,283	2
Product prices	6,672		11,827
—crude oil	694	1	5,902	9
—other products (including chemicals)	5,978	7	5,925	9
Net volume increases	548	1	46	—

Turnover, 2007 and 2006 respectively	98,127		82,395

Cost of sales and services rendered

        Cost of sales.    The cost of sales in 2007 amounted to R59,434 million, an increase of R11,309 million, or 23%, compared to R48,125 million in 2006 which increased by 15% from R41,978 million in 2005. The increase over the past two years is due to the increase in the crude oil price and other feedstock prices. Compared to turnover from the sale of products, the cost of sales was 61% in 2007, 58% in 2006 and 61% in 2005. The marginal increase in 2007 was mainly due to the weakening of the rand/US dollar exchange rate.

        Cost of services rendered.    Cost of services rendered amounted to R563 million in 2007, an increase of R141 million, or 33%, compared to R422 million in 2006 which increased by 55% from R272 million in 2005. The increase is in line with turnover from services rendered. The cost of services rendered compared to turnover was 61% in 2007, 59% in 2006 and 61% in 2005.

Other operating income

        Other operating income in 2007 amounted to R639 million, which represents an increase of R106 million or 20%, compared to R533 million in 2006. Included in operating income for the 2007 year is a gain on hedging activities of R91 million, bad debts recovered of R60 million and R185 million in respect of income recognised relating to the deferred income received in respect of emission rights received.

        Other operating income in 2006 amounted to R533 million, which represents an increase of R116 million or 28%, compared to R417 million in 2005. Included in other operating income for 2006 is a gain on hedging activities of R84 million, insurance proceeds of R40 million and R185 million in respect of income recognised relating to emission rights received.

Other operating expenditure

        Other operating expenditure consists of the following categories:

	2007	2006	Change 2007/2006	Change 2007/2006	2005	Change 2006/2005	Change 2006/2005
	(Rand in millions)			(%)	(Rand in millions)		(%)
Net foreign exchange (losses)/gains	(232)	243	(475)	(195)	91	152	167
Marketing and distribution costs	(5,818)	(5,234)	(584)	11	(5,097)	(137)	3
Administrative expenses	(6,094)	(4,316)	(1,778)	41	(4,212)	(104)	2
Other operating expenses	(1,004)	(7,862)	6,858	(87)	(3,802)	(4,060)	52

Other operating expenditure	(13,148)	(17,169)	4,021	23	(13,020)	(4,149)	32

        The variances in operating costs and expenses are described in detail in each of the various reporting segments, included in the segment review below.

        Net foreign exchange (losses)/gains.    Net foreign exchange losses arising primarily from the translation of monetary assets and liabilities amounted to R232 million in 2007. The closing rate is used to translate to rand all our monetary assets and liabilities denominated in a currency other than the rand at balance sheet date and as a result a net loss was recognised on these remeasurements in 2007. When the rand weakens, this has a positive impact on the translation of our monetary assets, whilst when the rand strengthens, the translation of our monetary liabilities is negatively impacted. Foreign exchange gains of R243 million and R91 million were recognised in 2006 and 2005, respectively. The loss recognised in 2007 is due to the strengthening of the rand/US dollar exchange rate towards the end of the year closing at R7.04 per US dollar at 30 June 2007 compared to the closing exchange rate at 30 June 2006 of R7.17 per US dollar.

        Marketing and distribution costs.    These costs comprise marketing and distribution of products as well as advertising, salaries and expenses of marketing personnel, freight, railage and customs and excise duty. Marketing and distribution costs in 2007 amounted to R5,818 million, R5,234 million in 2006 and R5,097 million in 2005. Compared to sales of products, selling and distribution costs represented 6% in 2007 and 2006 compared to 7% in 2005. The variation in these costs has been contained to inflationary levels during the years under review.

        Administrative expenses.    These costs comprise expenditure of personnel and administrative functions, including accounting, information technology, human resources, legal and administration, pension, post-retirement healthcare benefits and Sasol Share Incentive Scheme costs. Administrative expenses in 2007 amounted to R6,094 million, an increase of R1,778 million, or 41%, compared to R4,316 million in 2006 which increased by 2% from R4,212 million in 2005. The main factors contributing to the increase include the cost of restructuring the Sasol O&S business following the decision to retain and restructure the business (R405 million), the costs related to corporate projects (R117 million), the fair value of the financial guarantee issued in respect of the Tshwarisano transaction (R39 million), the cost of the group incentive bonus recognised in 2007 (R143 million) and the group insurance expense of (R74 million).

        Other operating expenses.    Other operating expenses in 2007 amounted to R1,004 million, a decrease of R6,858 million, or 87%, compared to R7,862 million in 2006 which increased by 107% from R3,802 million in 2005. This amount includes impairments of R208 million (2006—R897 million and 2005—R660 million), scrapping of assets of R204 million (2006—R281 million and 2005—R290 million) and net profit on the disposal of property, plant and equipment of R53 million (2006—a net loss of R66 million and 2005—a net profit of R20 million). Other operating expenses also includes the effects of our crude oil hedging activities amounting to a net gain of R211 million (2006—a loss of R93 million and 2005—a loss of R1.2 billion) and in 2006 the fair value write-down of disposal group held for sale of R3,196 million relating to Sasol O&S. In 2007, we recorded the reversal of a portion of the fair value write-down of disposal group held for sale of R803 million due to the termination of the divestiture process (refer to "Item 5A—Operating results—Reclassification of Sasol Olefins & Surfactants (Sasol O&S)"). In addition, a profit of R696 million (2006: R198 loss) was realised on the disposal of businesses. Details of the impairments, scrapping of assets and profit/(loss) on disposals are detailed in the Segment Review.

        The effects of capital items(1) recognised for the year ended 30 June are set out below:

	2007	2006	2005
	(Rand in millions)
South African Energy Cluster
Sasol Mining	13	16	(23)
—impairments	—	—	16
—scrapping of assets	16	25	4
—profit on disposal of property, plant and equipment	(3)	(9)	(36)
—profit on disposal of business	—	—	(7)
Sasol Synfuels	64	187	110
—impairments	—	—	16
—scrapping of assets	72	205	111
—profit on disposal of property, plant and equipment	(8)	(18)	(17)
Sasol Oil	2	8	63
—impairments	10	5	53
—scrapping of assets	13	3	—
—(profit)/loss on disposal of property, plant and equipment	(21)	—	10
Sasol Gas	(370)	(138)	—
—impairments	—	67	—
—scrapping of assets	1	—	—
—profit on disposal of business	(371)	(205)	—
International Energy Cluster
Synfuels International	—	—	(33)
—profit on sale of participation rights in GTL project	—	—	(33)
Petroleum International	—	82	(4)
—loss/(profit) on disposal of property, plant and equipment	—	82	(4)
Chemical Cluster
Sasol Polymers	9	17	12
—impairments	—	23	5
—scrapping of assets	5	2	5
—(profit)/loss on disposal of property, plant and equipment	(3)	(8)	2
—profit on disposal of business	7	—	—
Sasol Solvents	152	(105)	593
—impairments	57	(114)	442
—scrapping of assets	89	7	151
—loss on disposal of property, plant and equipment	6	—	—
—loss on disposal of business	—	2	—
Sasol Olefins & Surfactants	(707)	4,143	572
—impairments	118	912	522
—reclassification (from)/to disposal group held for sale(2)	(803)	3,196
—scrapping of assets	—	21	16
—(profit)/loss on disposal of property, plant and equipment	(22)	14	23
—loss on disposal of business	—	—	11
Other Chemicals	8	52	(25)
—impairments	20	34	4
—scrapping of assets	7	9	3
—(profit)/loss on disposal of property, plant and equipment	(2)	9	2
—(profi)/loss on disposal of business	(17)	—	(34)
Other businesses	(311)	10	10
—impairments	3	—	20
—scrapping of assets	1	10	—
—profit on disposal of business and equipment	(315)	—	(1)
—profit on disposal of investments	—	—	(9)

Capital items included in other operating expenses	(1,140)	4,272	1,275

(1)
Capital items include impairments, scrapping of assets and (profits)/losses on disposals of businesses and property, plant and equipment.

(2)
See "Item 5A—Operating results—Reclassification of Sasol Olefins & Surfactants (Sasol O&S)".

Operating profit

        The main factors contributing to the increase in operating profit were:

	Change 2007/2006		Change 2006/2005
	(Rand in millions)	(%)	(Rand in millions)	(%)
Operating profit, 2006 and 2005 respectively	17,212		14,386
Exchange rates effects positive(1)	3,935	23	1,289	9
Net product and feedstock price(2)	2,754	16	6,903	48
—crude oil effects	696	4	5,568	39
—effect of the crude oil hedge	326	2	(1,032)	(7)
—other products (including chemicals)	1,732	10	2,367	16
Inflation on other operating costs	(1,780)	(10)	(1,380)	(9)
Net volume and productivity effects(3)	(1,912)	(11)	(987)	(7)
Capital items effects(4)	5,412	31	(2,997)	(21)
Other effects	—	—	(2)	—

Operating profit, 2007 and 2006 respectively	25,621		17,212

(1)
This arises primarily from the effects of the average US dollar exchange rate during the year on both turnover and operating expenses.

(2)
This arises primarily from the effects of changes in product and feedstock prices on turnover and cost of sales and services rendered.

(3)
This arises primarily from the effects of plant volumes and productivity on costs of sales and services rendered.

(4)
This arises primarily from the effects of capital items—refer to previous analysis.

Net other income/(expenses)

        Net other income/(expenses) consist of the following:

	2007	2006	Change 2007/2006	Change 2007/2006	2005	Change 2006/2005	Change 2006/2005
	(Rand in millions)			(%)	(Rand in millions)		(%)
Dividends received	34	36	(2)	(6)	28	8	29
Income from associates	405	134	271	202	184	(50)	(27)
Interest received	791	305	486	159	121	184	152
Finance costs	(1,148)	(571)	(577)	(101)	(587)	16	(3)
—interest incurred	(2,137)	(2,019)	(118)	(6)	(1,703)	(316)	19
—interest capitalised	989	1,448	(459)	(32)	1,116	332	30

Net other income/(expenses)	82	(96)	178	(185)	(254)	158	(62)

        Income from associates amounted to R405 million in 2007 compared to R134 million in 2006 and R184 million in 2005. The increase in the income from associates during 2007 is attributable to the increase in the associates income during the year.

        Interest received amounted to R791 million in 2007 compared to R305 million in 2006 and R121 million in 2005. The increase in the interest received during 2007 and 2006, respectively, is attributable to the significant increase in cash and cash equivalents available to the group during 2007 and 2006.

        Interest incurred in 2007 amounted to R2,137 million, an increase of 6% from 2006, of which R989 million was capitalised, compared to interest incurred of R2,019 million in 2006 and R1,703 million in 2005, of which R1,448 million and R1,116 million was capitalised for the respective years. The increase in 2007 is mainly due to increasing interest rates from 2006 to 2007 of approximately 300 basis points. Capitalised interest decreased due to the completion of significant key projects during 2007 year, which include Oryx GTL (Qatar) and the Mooikraal underground coal mine, and the limitation of capitalisation having been reached. Once these projects have been brought into use, interest capitalisation ceases and depreciation begins. Included in interest incurred is an amount of R263 million in 2007, R264 million in 2006 and R177 million in 2005 related to notional interest primarily in respect of environmental and asset retirement obligations.

Income tax

        Income tax expense in 2007 amounted to R8,153 million, an increase of 25%, compared to R6,534 million in 2006 which increased by 43% from R4,573 million in 2005.

        The income statement charge consists of the following:

	2007	2006	2005
	(Rand in millions)
Current tax
—South African normal tax	6,016	5,644	3,211
—Secondary tax on companies (STC)	529	555	379
—Foreign tax	248	421	736

Total current tax	6,793	6,620	4,326
Deferred tax
—South African	952	236	314
—Foreign	408	(322)	(67)

Total deferred tax expense/(income)	1,360	(86)	247

Income tax expense for the year	8,153	6,534	4,573

        The increase in taxation is broadly in line with the increase in net income before taxation. The effective tax rate was 31.7% in 2007, 38.2% in 2006 and 32.4% in 2005. The difference between the South African statutory tax rate of 29% in 2007, 2006 and 2005 and the effective tax rate results mainly from STC which is levied at a rate of 12.5% on dividends paid, differences in foreign tax rates, disallowed expenditure and the effect of changes in tax rates. The decrease in average effective tax rate from 2006 to 2007 is due to the increase in the average rate of earnings to dividend distributions ratio from 2.3 times in 2006 to 3.0 times in 2007 which reduces the effect of STC on the effective tax rate. Further, the fair value reversal in 2007 and write-downs in 2006, had minimal tax implications, which resulted in the lower effective tax rate and the higher effective tax rate in 2007 and 2006, respectively.

Minority interest

        Minority interest in 2007 amounted to R520 million compared to R176 million in 2006 and R110 million in 2005. The significant increase in 2007 is mainly attributable to the sale of a 25% shareholding in Sasol Oil (Pty) Limited to Tshwarisano effective 1 July 2006. In addition, Sasol disposed of a further 25% in Rompco during 2007, resulting in the minority interest in this entity increasing to 50%. The increase in 2006 was attributable to the increase in profits earned from certain operations of Sasol Oil, in which outside shareholders had a 2% interest.

Segment overview

        The following is a discussion of our segment results. Segmental financial performance is measured on a management basis which is prepared in accordance with IFRS. This approach is based on the way in which the Group Executive Committee (GEC) organises segments within our group for making operating decisions and assessing performance. The Segment review included below is based on our segment results which have been prepared and presented in accordance with IFRS. For a discussion of the principal differences between IFRS and US GAAP, refer below "Principal differences between IFRS and US GAAP" and Note 62 to our consolidated financial statements.

        Inter-segment turnover was entered into under terms and conditions substantially similar to terms and conditions which would have been negotiated with an independent third party.

        Following an announcement on 30 March 2007, the disposal process of Sasol Olefins & Surfactants (O&S) was terminated and the assets and liabilities that were classified as a disposal group held for sale have subsequently been reclassified to continuing operations. The segment information for 2006 and 2005 has been restated for the classification of Sasol O&S as management evaluates the segments in this manner.

Turnover per segment

	South African Energy Cluster				International Energy Cluster		Chemical Cluster
	Sasol Mining	Sasol Synfuels	Sasol Oil	Sasol Gas	Sasol Synfuels International	Sasol Petroleum International	Sasol Polymers	Sasol Solvents	Sasol Olefins & Surfactants	Other Chemicals	Other businesses	Total
	(Rand in millions)
2007
External turnover	1,694	976	37,816	2,075	65	777	9,305	12,509	22,012	10,471	427	98,127
% of external turnover	2%	1%	39%	2%	—	1%	9%	13%	22%	11%	—	100%
Inter-segment turnover	4,348	28,108	375	1,627	—	623	105	1,257	570	2,652	2,416	42,081
% of inter-segment turnover	10%	67%	1%	4%	—	2%	—	3%	1%	6%	6%	100%

Aggregated turnover	6,042	29,084	38,191	3,702	65	1,400	9,410	13,766	22,582	13,123	2,843	140,208

2006
External turnover	1,517	915	32,243	1,663	161	649	7,537	10,485	18,545	8,531	149	82,395
% of external turnover	2%	1%	39%	2%	—	1%	9%	13%	23%	10%	—	100%
Inter-segment turnover	3,949	24,734	544	1,546	—	588	102	1,181	550	2,353	1,301	36,848
% of inter-segment turnover	11%	67%	1%	4%	—	2%	—	3%	2%	6%	4%	100%

Aggregated turnover	5,466	25,649	32,787	3,209	161	1,237	7,639	11,666	19,095	10,884	1,450	119,243

2005
External turnover	1,471	820	23,525	1,408	—	396	7,199	9,361	16,742	8,093	224	69,239
% of external turnover	2%	1%	34%	2%	—	1%	10%	14%	24%	12%	—	100%
Inter-segment turnover	3,744	17,864	187	996	—	445	83	947	354	2,047	1,042	27,709
% of inter-segment turnover	14%	64%	1%	4%	—	2%	—	3%	1%	7%	4%	100%

Aggregated turnover	5,215	18,684	23,712	2,404	—	841	7,282	10,308	17,096	10,140	1,266	96,948

Operating profit/(loss) per segment

	South African Energy Cluster				International Energy Cluster		Chemical Cluster
	Sasol Mining	Sasol Synfuels	Sasol Oil	Sasol Gas	Sasol Synfuels International	Sasol Petroleum International	Sasol Polymers	Sasol Solvents	Sasol Olefins & Surfactants	Other Chemicals	Other businesses	Total
Operating profit/(loss) 2007 (Rm)	1,171	16,251	2,417	1,936	(763)	300	1,089	1,106	1,140	958	16	25,621
% of total (%)	5%	63%	9%	8%	(3)%	1%	4%	4%	5%	4%	—	100%

Operating profit/(loss) 2006 (Rm)	1,227	13,499	2,432	1,526	(642)	600	822	873	(3,567)	401	41	17,212
% of total (%)	7%	79%	14%	9%	(4)%	4%	5%	5%	(21)%	2%	—	100%

Operating profit/(loss) 2005 (Rm)	1,256	7,546	1,892	931	(201)	280	1,475	1,021	(14)	297	(97)	14,386
% of total (%)	9%	52%	13%	7%	(1)%	2%	10%	7%	—	2%	(1)%	100%

Segment review

South African Energy Cluster

Sasol Mining—results of operations

	2007	2006	Change 2007/2006	Change 2007/2006	2005	Change 2006/2005	Change 2006/2005
	(Rand in millions)			(%)	(Rand in millions)		(%)
Turnover
External	1,694	1,517	177	12	1,471	46	3
Inter-segment	4,348	3,949	399	10	3,744	205	5

Aggregated turnover	6,042	5,466	576	11	5,215	251	5
Operating costs and expenses(1), (2)	(4,871)	(4,239)	(632)	15	(3,959)	(280)	7

Operating profit	1,171	1,227	(56)	(5)	1,256	(29)	(2)

Operating margin %	19	22			24

(1)
Operating costs and expenses net of other income.

(2)
The 2006 results have been restated as a result of the change in accounting policy with regard to the costs incurred to develop the operations of existing operating mines. These costs are now capitalised and depreciated accordingly. This resulted in an increase in earnings of R47 million in 2006 and R17 million in 2005.

Results of operations 2007 compared to 2006

        Aggregated turnover increased by 11% from R5,466 million to R6,042 million mainly due to a 12% increase in the coal rand per ton selling price for 2007 compared to 2006, improved coal quality, higher export volumes with record sales of 3.74 Mt (2006: 3.59 Mt) and the positive impact of the weaker rand during 2007 (average rate R7.20 per US dollar for the 2007 year compared to R6.41 per US dollar for the 2006 year).

        Against the backdrop of reduced production volumes, operating costs and expense increases were contained to 15%, including the price of higher coal purchases and inflation.

        The main factors contributing to the decrease in operating profit were:

	Change 2007/2006
	(Rand in millions)%
Operating profit 2006	1,227
Exchange rate effects	118	10
Net product price increases	381	31
Inflation on other operating costs	(196)	(16)
Net volume and productivity effects	(362)	(30)
Capital items effects	3	—

Operating profit 2007	1,171

Results of operations 2006 compared to 2005

        Sasol Mining's aggregated turnover increased by 5% from R5,215 million to R5,466 million in 2006. Sales volumes increased from 46.5 Mt to 47.7 Mt mainly because of higher planned short-term sales to Eskom of 1.7 Mt compared with 0.2 Mt in 2005. Contributing to the increased aggregated turnover was higher Eskom sales volumes and higher sales to Sasol Synfuels mainly because of a higher transfer price. Export sales volumes for 2006 and 2005 was 3.6 Mt for each year, however, the average free on board Richards Bay coal price decreased by 3% in rand terms.

        Against the backdrop of reduced production volumes, operating costs and expenses increases were contained to 7%, including the higher price of coal purchases from Anglo Operations of 3.1 Mt during 2006.

        The main factors contributing to the decrease in operating profit were:

	Change 2006/2005
	(Rand in millions)%
Operating profit 2005	1,256
Exchange rate effects	44	4
Net product price increases	16	1
Inflation on other operating costs	(157)	(13)
Net volume and productivity effects	107	9
Capital items effects	(39)	(3)

Operating profit 2006	1,227

Capital items for the years ended 30 June

        Operating costs and expenses include the effect of the following capital items:

	2007	2006	2005
	(Rand in millions)
Impairment of property, plant and equipment	—	—	16
Scrapping of property, plant and equipment	16	25	4
Profit on disposal of property, plant and equipment	(3)	(9)	(36)
Profit on disposal of business	—	—	(7)

Total loss/(gain)	13	16	(23)

        During 2007 and 2006 numerous assets with small carrying values were retired from use and the remaining carrying values attributable to these assets were written off.

        The Syferfontein opencast mine was sold on 1 April 2005 to Anglo Operations. Whilst a profit of R36 million was realised on the sale of mining assets, certain assets excluded from the disposal were impaired. An impairment of R16 million was recognised in 2005.

Sasol Synfuels—results of operations

	2007	2006	Change 2007/2006	Change 2007/2006	2005	Change 2006/2005	Change 2006/2005
	(Rand in millions)			(%)	(Rand in millions)		(%)
Turnover
External	976	915	61	7	820	95	12
Inter-segment	28,108	24,734	3,374	14	17,864	6,870	38

Aggregated turnover	29,084	25,649	3,435	13	18,684	6,965	37
Operating costs and expenses(1)	(12,833)	(12,150)	(683)	6	(11,138)	(1,012)	(9)

Operating profit	16,251	13,499	2,752	20	7,546	5,953	79

Operating margin %	56	53			40

(1)
Operating costs and expenses net of other income.

Results of operations 2007 compared to 2006

        Aggregated turnover increased by 13% from R25,649 million to R29,084 million on the strength of higher product prices and the weakening of the rand against the US dollar. Overall production volumes decreased by 2.8% due to two maintenance shutdowns of the plant and instability in our support utilities.

        Operating costs and expenses increased mainly because of higher coal and gas feedstock prices, as well as the need to import high-octane fuel blending components to meet demand during the plant shutdowns.

        The main factors contributing to the increase in operating profit were:

	Change 2007/2006 (Rand in millions)
Operating profit 2006	13,499
Exchange rate effects	2,836	21
Net product and feedstock price	1,561	12
—crude oil effects	1,265	10
—effect of crude oil hedge	322	2
—other products	(26)	—
Inflation on other operating costs	(920)	(7)
Net volume and productivity effects	172	1
Management interventions(1)	(1,020)	(8)
Capital items effects	123	1

Operating profit 2007	16,251

    (1)
    Primarily includes the effects of the delay of the scheduled maintenance shutdown of the plant from 2006 to 2007.

Results of operations 2006 compared to 2005

        Sasol Synfuels had benefited from a combination of higher oil prices, focused cost containment and an all-round effort to streamline operations and lift productivity, which resulted in a record operating profit in 2007. Aggregated turnover increased by 37% from R18,684 million to a record R25,649 million on the strength of higher product prices and marginally higher sales volumes. Overall production was below target due to instability in our support utilities. Despite this, we increased production by 1%.

        Our costs increased mainly because of higher coal and gas feedstock prices, as well as the unscheduled plant interruptions, including power outages.

        The main factors contributing to the increase in operating profit were:

	Change 2006/2005 (Rand in millions)
Operating profit 2005	7,546
Exchange rate effects	704	9
Net product and feedstock price	6,769	90
—crude oil effects	6,013	80
—effect of crude oil hedge	1,032	14
—other products	(276)	(4)
Inflation on other operating costs	(728)	(10)
Net volume and productivity effects	(862)	(11)
Management interventions(1)	147	2
Capital items effects	(77)	(1)

Operating profit 2006	13,499

    (1)
    Includes the effects of the delay of the scheduled maintenance shutdown of the plant to 2007.

Capital items for the years ended 30 June

        Operating costs and expenses include the effect of the following capital items:

	2007	2006	2005
	(Rand in millions)
Impairment of property, plant and equipment	—	—	16
Scrapping of property, plant and equipment	72	205	111
Profit on disposal of property, plant and equipment	(8)	(18)	(17)

Total loss	64	187	110

        The capital items in 2007 include the scrapping of property, plant and equipment during the year primarily related to the scrapping of the sulphur debottlenecking project in Secunda (R64 million).

        The capital items in 2006 primarily include the scrapping of property, plant and equipment during the year of the remaining carrying value of costs capitalised as part of the C4 Skeletal Isomerisation scheme of R81 million, R79 million for items of property, plant and equipment which formed part of the sulphur recovery project and the remaining carrying value of R10 million on the Circulating Fluidised Bed reactors were scrapped during the year.

        The capital items in 2005 include:

  •
  Impairment of property, plant and equipment—following a business decision to utilise an alternative kiln for processing low sulphur coke, the electrical kiln was idle for a period of eight months. Although potential uses for this asset were being investigated, there are presently no expected future cash flows to be derived from this asset and as a result an impairment of the carrying value of the asset was recognised; and

  •
  Scrapping of property, plant and equipment—various items of property, plant and equipment were scrapped during the year. These consist mainly of development costs for certain projects as well as certain smaller assets which are no longer being used by Sasol Synfuels.

Sasol Oil—results of operations

		2007	2006	Change 2007/2006	Change 2007/2006	2005	Change 2006/2005	Change 2006/2005
		(Rand in millions)			(%)	(Rand in millions)		(%)
Turnover
External		37,816	32,243	5,573	17	23,525	8,718	37
Inter-segment		375	544	(169)	(31)	187	357	191

Aggregated turnover		38,191	32,787	5,404	16	23,712	9,075	38
Operating costs and expenses(1)		(35,774)	(30,355)	(5,419)	(18)	(21,820)	(8,535)	(39)

Operating profit		2,417	2,432	(15)	(1)	1,892	540	28

Operating margin	%	6	7			8

(1)
Operating costs and expenses net of other income.

Results of operations 2007 compared to 2006

        The results of Sasol Oil remained fairly static for this year. Turnover increased by 16% from R 32,787 million to R38,191 million on the back of high international product prices, the weakening of the rand/US dollar exchange rate as well as improved sales volumes. Total liquid fuel sales increased to 9.69 million m3 compared to 9.61 million m3 for 2006. Both wholesale and retail volumes contributed to this improvement. Sasol Oil operates retail convenience centres under the Sasol and Exel banners and we have extended our retail network to 391 service stations (169 Sasol retail convenience centres and 222 Exel service stations). This compares favourably with the 376 reported last year.

        Operating costs increased by 18% from R30,355 million to R35,744 million due to increased international feedstock prices together with higher levels of petrol, diesel and fuel component imports. Imports were necessitated due to the lower production volumes resulting from refinery shutdowns and difficulties at the Sasol Synfuels operations.

        The main factors contributing to the decrease in operating profit were:

	Change 2007/2006 (Rand in millions)
Operating profit 2006	2,432
Exchange rate effects	136	6
Net product and feedstock price increases	(151)	(6)
Inflation on other operating costs	(138)	(6)
Net volume and productivity effects	132	5
Capital items effects	6	—

Operating profit 2007	2,417

Results of operations 2006 compared to 2005

        We increased our complement of Sasol retail convenience centres and Exel service stations in South Africa by 8% from 345 in 2005 to 376 in 2006.

        The business increased aggregated turnover by 38% from R23,712 million to R32,787 million due to a 3% increase in refining margins during 2006 and the weakening of the rand against the US dollar. Operating profit rose by 29% from R1,892 million to R2,432 million, due mostly to better refining margins and greater efficiency. On the downside, a drop in production volumes from the Sasol Synfuels operations and the Natref refinery restrained profit growth.

        Operating costs and expenses increased by 39% as a result of higher feedstock costs, such as crude oil.

        The main factors contributing to the decrease in operating profit were:

	Change 2006/2005 (Rand in millions)
Operating profit 2005	1,892
Exchange rate effects	139	7
Net product and feedstock price increases	608	32
Inflation on other operating costs	(52)	(3)
Net volume and productivity effects	(210)	(11)
Capital items effects	55	3

Operating profit 2006	2,432

Capital items for the years ended 30 June

        Operating costs and expenses include the effect of the following capital items:

	2007	2006	2005
	(Rand in millions)
Impairment of property, plant and equipment	—	4	53
Impairment of intangible assets	10	1	—
Scrapping of property, plant and equipment	13	3	—
(Profit)/loss on disposal of property, plant and equipment	(21)	—	10

Total loss	2	8	63

        The capital items in 2007 include the impairment of commercial contracts. Sasol Oil will no longer supply fuel products to a specific bulk customer in terms of an existing commercial contract as a result of the implication of new wholesale licensing legislation which came into effect during 2007. This necessitated the impairment of a commercial contact of R10 million. Further during 2007, numerous assets with small carrying values were retired from use and the remaining carrying values attributable to these assets were written off.

        The capital items in 2006 include:

  •
  Impairment of property, plant and equipment—Due to worse than expected performance of the truckstop in Sasolburg it was necessary to recognise an impairment of R4 million; and

  •
  Impairment of intangible assets—During the 2004 year Sasol acquired Exel Petroleum. The carrying value of intangible assets of R1 million for 6 commercial contracts established in the allocation of the purchase price was impaired during the year as these contracts were performing worse than expected.

        The capital items in 2005 include:

  •
  Impairment of intangible assets—Of the commercial contracts acquired through the acquisition of Exel Petroleum, fourteen were terminated during 2005. The carrying value of these contracts amounting to R8 million was impaired; and

  •
  Impairment of equity accounted investee—As part of the acquisition of Exel Petroleum we acquired an investment in Black Top Holdings (Pty) Limited (BTH). It was anticipated that this investment would be sold in the near future and it was therefore valued at fair value. During 2005, business problems surfaced at BTH which resulted in the deterioration of the cash flow position of the company and it was unable to meet its obligations. Accordingly, the investment in BTH was impaired by R42 million to a zero carrying value

Sasol Gas—results of operations

		2007	2006	Change 2007/2006	Change 2007/2006	2005	Change 2006/2005	Change 2006/2005
		(Rand in millions)			(%)	(Rand in millions)		(%)
Turnover
External		2,075	1,663	412	25	1,408	255	18
Inter-segment		1,627	1,546	81	5	996	550	55

Aggregated turnover		3,702	3,209	493	15	2,404	805	33
Operating costs and expenses(1)		(1,766)	(1,683)	(83)	(5)	(1,473)	(210)	14

Operating profit		1,936	1,526	410	27	931	595	64

Operating margin	%	52	48			39

(1)
Operating costs and expenses net of other income.

Results of operations 2007 compared to 2006

        Sasol Gas experienced strong growth and achieved a 15% increase in aggregated turnover from R3,209 million to R3,702 million in 2007. The increase was attributable to higher sales to the Sasol chemicals plant at Sasolburg, Sasol Synfuels at Secunda and to South African industrial and commercial customers, mostly in Gauteng, Mpumalanga and KwaZulu-Natal. The business again benefited from higher selling prices, which are based on indices linked to producer price inflation and alternative energy prices, specifically oil products and the weakening of the rand against the US dollar.

        Operating costs and expenses increased by 5% after the effects of the profit of R346 million recognised on the disposal of a 25% interest in Rompco to CMG. This increase was in line with the increased external gas sales through continued cost containment.

        The main factors contributing to the increase in operating profit were:

	Change 2007/2006 (Rand in millions)
Operating profit 2006	1,526
Exchange rate effects	(2)	—
Net product price increases	142	9
Inflation on other operating costs	(28)	(2)
Net volume and productivity effects	66	5
Capital items effects	232	15

Operating profit 2007	1,936

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

        Operating costs and expenditure increased by 14% after the effects of the profit of R205 million recognised on the disposal of a 25% interest in Rompco to iGas and the impairment of R67 million of the Sasol Gas dedicated pipeline during 2006. The increase was maintained in line with the increased gas sales.

        The main factors contributing to the increase in operating profit were:

	Change 2006/2005 (Rand in millions)
Operating profit 2005	931
Exchange rate effects	(3)	—
Net product price increases	201	21
Inflation on other operating costs	(10)	(1)
Net volume and productivity effects	269	29
Capital items effects	138	15

Operating profit 2006	1,526

Capital items for the years ended 30 June

        Operating costs and expenses include the effect of the following capital items:

	2007	2006	2005
	(Rand in millions)
Impairment of property, plant and equipment	—	67	—
Scrapping of property, plant and equipment	1	—	—
Profit on disposal of business	(371)	(205)	—

Total gain	(370)	(138)	—

        During 2007, numerous assets with small carrying values were retired from use and the remaining carrying values attributable to these assets were written off. The profit on the disposal of business relates to the sale of a 25% interest in Rompco to CMG in 2007.

        The impairment in 2006 is a result of the fact that Sasol Gas was required to supply both hydrogen-rich and natural gas during the period of converting customers to natural gas. A dedicated pipeline was built from Sasolburg to continue to supply hydrogen-rich gas. Upon completion of the natural gas conversion project, this pipeline was intended to be utilised in a number of applications which have proved not to be feasible. A portion of the pipeline with no alternative use to Sasol Gas has been impaired.

International Energy Cluster

Sasol Synfuels International—results of operations

	2007	2006	Change 2007/2006	Change 2007/2006	2005	Change 2006/2005	Change 2006/2005
	(Rand in millions)			(%)	(Rand in millions)		(%)
Turnover
External	65	161	(96)	(60)	—	161

Aggregated turnover	65	161	(96)	(60)	—	161
Operating costs and expenses(1)	(828)	(803)	(25)	(3)	(201)	(602)	(300)

Operating loss	(763)	(642)	121	19	(201)	441	219

(1)
Operating costs and expenses net of other income.

Results of operations 2007 compared to 2006

        Sasol Synfuels International (SSI) hosts the growth ambitions of the group relating to gas-to-liquids (GTL) and coal-to-liquids (CTL) ventures. The Oryx GTL facility was started up during the year and produced on specification product. The business is confident that we will resolve the remaining technical challenges and steadily increase production throughput.

        The turnover generated during 2007 relates to sales of catalyst for our Oryx GTL plant. External sales decreased in 2007 compared to 2006 due to lower catalyst sales resulting from the operational challenges experienced at Oryx GTL. The operating costs are associated with establishing and advancing the various GTL and CTL opportunities. An operating loss of R763 million was incurred in the year as a direct consequence of our increased activity in this respect. Provisions raised in respect of guarantees related to the Oryx and EGTL operations increased by R140 million in 2007.

Results of operations 2006 compared to 2005

        The turnover generated during 2006 relates to the external portion of sales of catalyst for our GTL plants. Its costs are associated with establishing and advancing the various GTL and CTL opportunities. An operating loss of R642 million was incurred in the year as a direct consequence of our increased activity in this respect.

Capital items for the years ended 30 June

        Operating costs and expenses include the effect of the following capital items:

	2007	2006	2005
	(Rand in millions)
Profit on sale of participation rights in GTL project	—	—	(33)

Sasol Petroleum International—results of operations

	2007	2006	Change 2007/2006	Change 2007/2006	2005	Change 2006/2005	Change 2006/2005
	(Rand in millions)			(%)	(Rand in millions)		(%)
Turnover
External	777	649	128	20	396	253	64
Inter-segment	623	588	35	6	445	143	32

Aggregated turnover	1,400	1,237	163	13	841	396	47
Operating costs and expenses(1)	(1,100)	(637)	(463)	(73)	(561)	(76)	(14)

Operating profit	300	600	(300)	(50)	280	320	114

(1)
Operating costs and expenses net of other income and including exploration costs.

Results of operations 2007 compared to 2006

        The increase in Sasol Petroleum International's (SPI) aggregated turnover of 13% was mainly due to higher oil prices and the positive impact of the weakening of the rand against the US dollar.

        Natural gas sales from the Temane plant in Mozambique to Sasol Gas in 2007 amounted to 97.8 MGJ, a 3.8% increase on the previous year's 94.2 MGJ.

        In Gabon, gross production from the Etame Permit averaged 18,600 bpd during 2007 (2006: 18,000 bpd), with net sales revenue per barrel of R376.23/b compared to R327.76/b in 2006.

        Operating costs increased due to total exploration costs amounting to R526 million for 2007 compared to R123 million for 2006.

Results of operations 2006 compared to 2005

        SPI, through our partnership with Mozambique's state-owned company, Empresa Naçional de Hidrocarbonetos de Moçambique and the International Finance Corporation produced and sold 94.2 MGJ of natural gas from the Temane field. SPI's share of the sales was 66 MGJ, a 22% increase on the previous year's 54 MGJ. Our share of gas condensate sales doubled from 225,000 barrels to 450,000 barrels. Through our 27.75% stake in Gabon's Etame field, we sold for our own account 1.7 million barrels of crude oil. Higher oil and gas prices, the weakening of the rand against the US dollar and increased volumes enabled SPI to increase aggregated turnover by 47% and to more than double operating profit from R280 million to R600 million. A loss of R82 million was recognised on the disposal of a 30% interest in the Temane central processing facility to Companhia Moçambicana

Hidrocarbonetos and the International Finance Corporation effective 1 April 2006 mainly due to the strengthening of the rand since the construction of the facility.

        Total exploration costs expensed against operating profit amounted to R123 million for 2006 compared to R121 million for 2005. Drilling will be concentrated in the Pande and Temane field areas and targeted at increasing annual gas production over the next few years beyond 120 MGJ.

Capital items for the years ended 30 June

        Operating costs and expenses include the effect of the following capital items:

	2007	2006	2005
	(Rand in millions)
Loss/(profit) on disposal of property, plant and equipment	—	82	(4)

Chemical Cluster

Sasol Polymers—results of operations

        Our polymer-related activities are managed in two separate entities, Sasol Polymers (Pty) Limited, a division of Sasol Chemical Industries Limited, and Sasol Polymers International Investments (Pty) Limited, a subsidiary of the Sasol Investment Company (Pty) Limited.

		2007	2006	Change 2007/2006	Change 2007/2006	2005	Change 2006/2005	Change 2006/2005
		(Rand in millions)			(%)	(Rand in millions)		(%)
Turnover
External		9,305	7,537	1,768	23	7,199	338	5
Inter-segment		105	102	3	3	83	19	23

Aggregated turnover		9,410	7,639	1,771	23	7,282	357	5
Operating costs and expenses(1)		(8,321)	(6,817)	(1,504)	(22)	(5,807)	(1,010)	(17)

Operating profit		1,089	822	267	32	1,475	(653)	(44)

Operating margin	%	12	11			20

(1)
Operating costs and expenses net of other income.

Results of operations 2007 compared to 2006

        The increase in Sasol Polymers aggregated turnover from R7,639 million in 2006 to R9,410 million in 2007, was mainly due to higher international polymer selling prices and a weaker rand.

        The weaker rand, however, negatively impacted on feedstock prices and coupled with higher oil prices resulted in increased cost of sales. Other operating costs and depreciation increased in 2007 compared to 2006 as a result of project Turbo.

        In the first half of 2007, the South African operations were impacted by the planned maintenance shutdowns of Synfuels and resulting in feedstock restrictions. The depressed volumes and operating efficiencies led to lower operating profits, which were also impacted by higher feedstock prices. In the second half of 2007, plant operations stabilised and domestic demand for our products strengthened, led by the construction boom in South Africa. Despite the impact of the plant shutdowns, Sasol Polymers' operating profit increased by 32% to R1,089 million.

        The main factors contributing to the increase in operating profit were:

	Change 2007/2006 (Rand in millions)
Operating profit 2006	822
Exchange rate effects	396	48
Net product and feedstock price	532	65
—crude oil	(212)	(26)
—other products	744	91
Inflation on other operating costs	(84)	(10)
Net volume and productivity effects	(585)	(71)
Capital items effects	8	—

Operating profit 2007	1,089

Results of operations 2006 compared to 2005

        Sasol Polymers experienced tougher trading conditions, but retained focus on optimising production, marketing and logistics with particular emphasis on improving safety, productivity and customer service. Harsher trading conditions were attributable mostly to higher oil-derived feedstock costs and relatively low international polymer prices. Polymer selling prices tend to move with oil prices, but during 2006 there was a significant squeeze on our operating margin. On average, international oil prices rose by almost 35%, but average international polymer selling prices increased by only 3%. Having reported an 11% drop in production volumes in the previous year, due primarily to the explosion at the Secunda ethylene plant, we increased production volumes by 5% during 2006. A greater increase was targeted, but we had to contend with lower production mostly due to upstream feedstock constraints, the impact of Project Turbo work at Sasolburg and Secunda and unplanned power outages at Sasolburg. Sasol Polymers increased turnover by 5% on the basis of the increased sales volumes, however, the impact of a decrease in the operating margin, through increased feedstock prices, decreased operating profit by 44%.

        The main factors contributing to the increase in operating profit were:

	Change 2006/2005 (Rand in millions)
Operating profit 2005	1,475
Exchange rate effects	153	10
Net product and feedstock price	(851)	(58)
—crude oil	(764)	(52)
—other products	(87)	(6)
Inflation on other operating costs	(56)	(4)
Net volume and productivity effects	252	17
Other(1)	(146)	(10)
Capital items effects	(5)	(1)

Operating profit 2006	822

(1)
Includes the effect of the insurance proceeds received during 2005.

Capital items for the years ended 30 June

        Operating costs and expenses include the effect of the following capital items:

	2007	2006	2005
	(Rand in millions)
Impairment of property, plant and equipment	—	23	5
Scrapping of property, plant and equipment	5	2	5
(Profit)/loss on disposal of property, plant and equipment	(3)	(8)	2
Loss on disposal of business	7	—	—

Total loss	9	17	12

        During 2007, various projects and assets were retired from use resulting in miscellaneous assets with a carrying value of R5 million being scrapped. In 2007, Sasol Polymers disposed of their 50% interest in DPI Holdings (Pty) Limited and realised a loss of R7 million.

        In 2006, the impairment of property, plant and equipment was mainly due to DPI Holdings, in which Sasol had a 50% interest, which was classified as a disposal group held for sale during 2006, after identifying a potential buyer and approval by the Sasol Polymers divisional board to divest. The classification of DPI Holdings as held for sale necessitated the impairment of the net assets to the fair value less costs to sell.

Sasol Solvents—results of operations

		2007	2006	Change 2007/2006	Change 2007/2006	2005	Change 2006/2005	Change 2006/2005
		(Rand in millions)			(%)	(Rand in millions)		(%)
Turnover
External		12,509	10,485	2,024	19	9,361	1,124	12
Inter-segment		1,257	1,181	76	6	947	234	25

Aggregated turnover		13,766	11,666	2,100	18	10,308	1,358	13
Operating costs and expenses(1)		(12,660)	(10,793)	(1,867)	(17)	(9,287)	(1,506)	(16)

Operating profit		1,106	873	233	27	1,021	(148)	(14)

Operating margin	%	8	7			10

(1)
Operating costs and expenses net of other income.

Results of operations 2007 compared to 2006

        Sasol Solvents produced a solid performance with aggregated turnover increasing by 18%. This was mainly due to higher product prices and the positive impact of the weakening of the rand against the US dollar. This performance was offset by lower sales volumes due to the lack of product availability brought about by lower than planned production in the first half of fiscal 2007 and an unplanned shutdown in March 2007 for the South African operations. In Germany operational difficulties and compressed margins for iso propyl alcohol, forcing a cut back in production, negatively impacted sales volumes. Total sales volumes decreased from 1.79 Mt to 1.69 Mt.

        Operating costs and expenses increased due to higher feedstock costs, the loss of Rhodium catalyst of R54 million and the impairment of emission rights of R30 million.

        The main factors contributing to the increase in operating profit were:

	Change 2007/2006 (Rand in millions)
Operating profit 2006	873
Exchange rate effects	269	31
Net product and feedstock price	312	36
—crude oil	(106)	(12)
—other products	418	48
Inflation on other operating costs	(39)	(5)
Net volume and productivity effects	(52)	(6)
Capital items effects	(257)	(29)

Operating profit 2007	1,106

Results of operations 2006 compared to 2005

        Sasol Solvents performed well in 2006 considering the previous year's exceptional performance. Demand for most of the business's product portfolios remained robust. Plants ran well mostly at or above design capacity; logistical and marketing operations were well coordinated. While demand remained largely buoyant in most regional markets, with some growth being achieved for certain portfolios, escalating oil and related commodity prices impacted on margins, with some products being more harshly affected. Mostly on the strength of higher sales volumes and some price increases, turnover increased by 13%, however, operating costs and expenses increased by 16% primarily because of increased feedstock prices, thus reducing operating margins, and the negative impact of increased expenditure on capital items. Total sales volumes increased from 1.58 Mt to 1.79Mt

        The main factors contributing to the decrease in operating profit were:

	Change 2006/2005 (Rand in millions)
Operating profit 2005	1,021
Exchange rate effects	60	5
Net product and feedstock price	(761)	(75)
—crude oil	(864)	(85)
—other products	103	10
Inflation on other operating costs	(66)	(6)
Net volume and productivity effects	(79)	(8)
Capital items effects	698	68

Operating profit 2006	873

Capital items for the years ended 30 June

        Operating costs and expenses include the effect of the following capital items:

	2007	2006	2005
	(Rand in millions)
Impairment of property, plant and equipment	12	—	437
Reversal of impairment of property, plant and equipment	—	(140)	—
Impairment of intangible assets	30	26	5
Impairment of investments	15	—	—
Scrapping of property, plant and equipment	89	7	151
Loss on disposal of business	—	2	—
Profit on disposal of property, plant and equipment	6	—	—

Total loss/(gain)	152	(105)	593

        During 2007 the following impairments were recognised:

  •
  Fine chemicals business—a R12 million impairment was recognised on the fine chemicals business as a result of recurring losses in this business.

  •
  Emission rights—as a result of the decrease in the market price of emission allowances during 2007, an impairment of R30 million was recognised.

  •
  European Pipeline Development Company (EPDC)—In March 2007, EPDC was liquidated and an impairment of the investment in EPDC was recognised amounting to R15 million.

        During 2007, the following items of property, plant and equipment assets were scrapped:

  •
  Rhodium catalysts in Secunda—R54 million.

  •
  Triethoxy Butane plant in Sasolburg—R14 million.

  •
  Hexene Dedicated Control System in Secunda—R6 million.

  •
  Bottom section of Synthol Light Oil plant in Secunda—R6 million.

  •
  Other smaller assets—R9 million.

        The capital items in 2006 include:

  •
  Reversal of a previously recognised impairment—During 2005 an impairment was recognised of R140 million for Octene train 3 project due to increases in the capital costs. The successful outcome of negotiations over the selling price of the product which were finalised during the last quarter of 2005, has resulted in the return (based on a discounted cash flow model) expected to be generated by this plant exceeding the expected cost of construction. As a result, due to the change in economic circumstances, the impairment has been reversed.

  •
  Impairment of intangible assets—includes:

  1.
  Impairment of Acrylates train 2 technology license (South Africa)—An impairment of the technology license for the second train of R14 million was recognised due to uncertainty regarding the expected product mix that will be manufactured and the decision to postpone the project due to the current de-bottlenecking of train one.

  2.
  Impairment of emission rights (carbon credits)—The group accounts for emission rights granted by government as an indefinite life intangible asset. This intangible asset is recognised at the fair value of the allowance on the date it is granted. No amortisation is provided and the intangible asset is tested for impairment at least annually. Due to the decrease in the market price of emission rights during the year, from €26.00 to €16.00 per right (one right unit entitles the holder the right to emit one ton of carbon dioxide per year), the carrying value of the intangible asset at year-end was impaired by R12 million.

        The capital items in 2005 include:

  •
  Impairment of property, plant and equipment—includes:

  1.
  Impairment of Octene train 3 (South Africa)—The economic evaluation of the project indicated that it will be substantially more expensive than the original approved amount. As a result the entire amount of capital expenditure (including interest capitalised of R8 million) of R140 million was impaired. On 9 September 2005 the Sasol Limited board of directors approved the continuation of the project at a substantially higher capital cost subject to successful renegotiations of the product selling price to recover the cost of the capital to be invested;

  2.
  Impairment of ketones and alcohols plants (Germany)—Both the ketones and ethanol plants were evaluated for impairment during 2005. The impairment assessment resulted in an impairment of the ketones plant of R13 million and of the ethanol plant of R71 million including an impairment of R5 million of intangible assets; and

  3.
  Impairment of n-butanol plant (South Africa)—Both the lower than budgeted economic performance and final cost of the n-butanol plant led Solvents to perform an assessment of impairment on the n-butanol plant. The results of the impairment assessment yielded an impairment of R218 million which is primarily attributed to the interest capitalised on the construction of the n-butanol plant.

  •
  Scrapping of property, plant and equipment (South Africa)—During 2005, as a result of decisions taken by the Solvents board, the following items of property, plant and equipment assets that were scrapped consist mainly of:

  1.
  Crotonaldehyde plant—R16 million;

  2.
  Propylene oxide and glycol ethers plants—R47 million;

  3.
  Acetic acid plant—R 2 million; and

  4.
  Certain study costs written off—R12 million.

Sasol Olefins & Surfactants—results of operations

	2007	2006	Change 2007/2006	Change 2007/2006	2005	Change 2006/2005	Change 2006/2005
	(Rand in millions)			(%)	(Rand in millions)		(%)
Turnover
External	22,012	18,545	3,467	19	16,742	1,803	11
Inter-segment	570	550	20	4	354	196	55

Aggregated turnover	22,582	19,095	3,487	18	17,096	1,999	12
Operating costs and expenses(1)	(21,442)	(22,662)	1,220	5	(17,110)	(5,552)	(32)

Operating profit/(loss)	1,140	(3,567)	4,707	(132)	(14)	(3,553)

(1)
Operating costs and expenses net of other income.

Results of operations 2007 compared to 2006

        On 30 March 2007, it was announced that Sasol Olefins & Surfactants would be retained within Sasol and that the divesture process had ceased, with the intention to improve the division's business performance. The business has continued to build on its groundwork of the last four years, with emphasis on reducing other operating costs in a sustainable manner, improving customer relations, lifting productivity and optimising its portfolio of surfactants, surfactant intermediates and specialty inorganic chemicals in the face of tougher market conditions.

        However, in 2007, the business was once again hampered by tougher market conditions in the form of higher feedstock and energy costs combined with declining midcut alcohol prices, mainly on the alcohol part of the business.

        Aggregated turnover increased by 18% from R19,095 million in 2006 to R22,582 million in 2007 due to higher selling prices.

        Higher feedstock prices adversely affected operating profit, but this was offset by lower other operating costs.

        Included in operating costs and expenses is the net reversal of the fair value write-down recorded on Sasol O&S of R803 million as part of the process of reclassifying Sasol O&S to continuing operations. In addition, a restructuring provision associated with the retention of the Sasol O&S business of R405 million was recognised in 2007.

        The main factors contributing to the increase in operating profit were:

	Change 2007/2006
	(Rand in millions)%
Operating loss 2006	(3,567)
Exchange rate effects	53	1
Net product and feedstock price	(551)	(15)
—crude oil	(277)	(8)
—other products	(274)	(7)
Net volume and productivity effects	90	10
Capital items effects	4,850	136

Operating profit 2007	1,140

Results of operations 2006 compared to 2005

        In 2006, despite ongoing optimisation, the business was again severely hampered by largely unfavourable market conditions which impacted more harshly on some businesses. Most markets remain highly competitive due to continuing and, in some cases, increasing oversupply. Further substantial increases in oil prices and related feedstock prices, as well as natural gas and utility prices, could not be fully accommodated in higher selling prices. This led to sustained margin pressure and, in some instances, severe margin erosion. Turnover increased by 12% due mostly to higher sales prices. This benefit was fully absorbed by the higher feedstock and energy costs. Our global sales volumes were largely unchanged and, in general, the markets we sell into remained stable to stronger with the dominating characteristic being the oversupply of many products.

        The financial impact of changes in the input costs of the business—together with current market-place dynamics—exceeds the benefits of significant reductions that have successfully been achieved in the other operating costs of the business and various other productivity improvements.

        The main factors contributing to the increase in operating profit were:

	Change 2006/2005
	(Rand in millions)%
Operating loss 2005	(14)
Exchange rate effects	(4)	—
Net product and feedstock price	280	27
—crude oil	(674)	(66)
—other products	954	93
Management intervention	(24)	(2)
Net volume and productivity effects	(234)	(23)
Capital items effects	(375)	(37)
Fair value write-down	(3,196)	(313)

Operating loss 2006	(3,567)

Capital items for the years ended 30 June

        During the years under review operating costs and expenses include the effect of the following capital items:

	2007	2006	2005
	(Rand in million)
Impairment of property, plant and equipment	12	825	313
Impairment of intangible assets	106	83	—
Impairment of goodwill	—	4	209

Scrapping of property, plant and equipment	—	21	16
Loss on disposal of business	—	—	11
(Profit)/loss on disposal of property, plant and equipment	(22)	14	23

Fair value (reversal of write down)/write down(1)	(803)	3,196	—

Total (gain)/loss	(707)	4,143	572

(1)
See "Item, 5A—Operating results—Reclassification of Sasol Olefins& Surfactants (Sasol O&S)".

        The capital items in 2007 include:

  •
  Impairment of property, plant and equipment—includes:

  1.
  Impairment of Sasol Germany—R12 million.

  •
  Impairment of intangible assets -Due to the decrease in the market price of emission rights during the year, the carrying value of the intangible asset at year-end was impaired by R106 million.

        The capital items in 2006 include:

  •
  Impairment of property, plant and equipment—includes:

  1.
  Impairment of the organics business unit (Sasol Italy)—The organics business unit of Sasol Italy comprises the Augusta alkylates and alcohols plants, the Sardinian alkylates plant and the Terranova surfactants plant. Based on current market conditions (i.e. high oil derived feedstock prices, pressure on sales prices due to over supply in the market, amongst other) the assets of the cash generating unit have been impaired by R791 million to their estimated recoverable amount based on the value in use.

    2.
    Impairment of Sasol Gulf assets (Sasol United Arab Emirates)—A significant increase in the production capacity in the Middle East and the Gulf has increased the competitiveness of the surfactants market. After the performance of an impairment review, based on value in use, the entire carrying value of the assets of R18 million was impaired.

    3.
    Impairment of inorganic specialities plant (Sasol Italy)—In the previous year, the carrying value of this plant was impaired. During the current year, in order to support the business requirements of the global Sasol O&S business unit, further capital expenditure was incurred on continuing operation of this plant. This expenditure, while meeting the requirements for capitalisation in order to continue operating the plant, was reviewed for impairment. The plant continues to incur losses and therefore all additional expenditure of R16 million on this asset has been impaired.

  •
  Impairment of intangible assets—The group accounts for emission rights (carbon credits) granted by government as an indefinite life intangible asset. This intangible asset is recognised at the fair value of the allowance on the date it is granted. No amortisation is provided and the intangible asset is tested for impairment at least annually. Due to the decrease in the market price of emission rights during the year, from €26.00 to €16.00 per right (one right unit entitles the holder the right to emit one ton of carbon dioxide per year), the carrying value of the intangible asset at year-end was impaired by R83 million.

  •
  After a review of valuations and bids received from interested parties, which confirmed our valuation, it was necessary to write-down the net asset value of the Sasol O&S business to its fair value less costs to sell. This resulted in a reduction of net asset value and a charge to the income statement of R3,196 million (R2.8 billion after tax).

        The capital items in 2005 include:

  •
  Impairment of property, plant and equipment and goodwill—includes:

  1.
  Impairment of the alkylates plant (Sasol North America)—The alkylates cash generating unit comprises the assets of the Baltimore and Lake Charles alkylate plants and the Lake Charles paraffin and solvents plants. An impairment was recognised of R288 million which is allocated first to goodwill (R79 million) and then to the underlying property, plant and equipment (R209 million);

  2.
  Impairment of inorganic specialties plant (Sasol Italy)—Due to prolonged losses being incurred by the inorganic business unit in Sasol Italy the long-lived assets were assessed for impairment. The net present value of estimated future cash flows is less than the carrying value of the asset and accordingly an impairment of R103 million was recognised;

  3.
  Goodwill of R130 million in Sasol Italy was impaired as a result of the losses incurred in this business.

  •
  Scrapping of property, plant and equipment—In Sasol North America miscellaneous assets with a carrying value of R16 million were scrapped.

  •
  Loss on disposal of business—The final purchase price for the disposal of Sasol Servo to Elementis in 2004 was finalised. A reduction in the settlement proceeds and the profit on disposal realised in 2004 of R11million was recognised during the current year.

  •
  Loss on disposal of assets—A loss on disposal of various items of property, plant and equipment of R23 million was incurred.

Other chemical—results of operations

        Other chemical business includes Sasol Nitro, Sasol Wax, Merisol, Infrachem and various smaller chemical businesses.

	2007	2006	Change 2007/2006	Change 2007/2006	2005	Change 2006/2005	Change 2006/2005
	(Rand in millions)			(%)	(Rand in millions)		(%)
Turnover
External	10,471	8,531	1,940	23	8,093	438	5
Inter-segment	2,652	2,353	299	13	2,047	306	15

Aggregated turnover	13,123	10,884	2,239	21	10,140	744	7
Operating costs and expenses(1)	(12,165)	(10,483)	(1,682)	(16)	(9,843)	(640)	(7)

Operating profit	958	401	557	139	297	104	35

Sasol Nitro
Aggregated turnover	4,170	3,402	768	23	3,485	83	2
Operating profit	610	466	144	31	449	17	4
Sasol Wax
Aggregated turnover	5,574	4,584	990	22	4,075	509	12
Operating profit	629	276	353	128	208	68	33
Merisol
Aggregated turnover	740	27	713	2,641	535	(508)	(95)
Operating profit/(loss)	27	(11)	38	345	27	(38)	(141)
Infrachem
Aggregated turnover	2,526	2,270	256	11	2,013	257	13
Operating loss	(237)	(2,970)	2,733	92	(364)	2,606	716

(1)
Operating costs and expenses net of other income.

Results of operations 2007 compared to 2006

        Sasol Nitro, which comprises our South African ammonia, fertilisers and explosives portfolios, benefited from a strong performance with sales volumes up R144 million and margins up R25 million compared to 2006. The weaker rand against the US dollar contributed R42 million compared to the prior year. In addition, the business benefited from a once off bad debt recovery of R57 million related to a previously impaired long-term receivable. This has been offset by inflation on cost of R44 million, higher other operating costs of R41 million to grow the business and an increase in the asset retirement obligation mainly at the Phalaborwa plant of R41 million.

        Sasol Wax produces and markets wax and wax related products to commodity and specialty wax markets globally. Sasol Wax has experienced strong growth and has increased operating profit by 128%, primarily as a result of improved product margins across all product ranges and a focus on higher value-add blends. The strategy to focus on higher margin business has led the division in Germany to become substantially less dependent on candle wax sales and has materialised in increased volumes into higher value adding markets and applications such as industrial waxes, adhesives, coatings and construction board.

        Merisol, our 50:50 cresylic acids joint venture with Merichem Company, produces about a third of the world's phenolics. A ramp-up in production in South Africa, and the closure of the labour intensive front-end business in Houston, USA, in the first half of 2007, led to a significant reduction in our cost base and a better financial performance., In the second half of 2007, we experienced a recovery in the US business and reported stable production in South Africa. Merisol increased sales to 105 kt from 99 kt due to the completion of the turnaround project, and fewer disruptions to production. Higher volumes, coupled with an increase in selling prices, boosted turnover to R740 million from R27 million. Amid higher feedstock prices, the average price of phenol rose by more than a quarter, while cresylic prices were on average 6% stronger leading to operating profit of R27 million for the year compared to an operating loss of R11 million for last year.

        Infrachem's actual 2007 operating loss of R237 million is R61 million, or 20%, lower in 2006. This was made possible by the higher than normal inflationary increases in sales prices due to the new Sasol Infrachem pricing model for utilities provided and services rendered, and the change in the environmental rehabilitation provision as a result of scheduling changes of projects and the effect of PPI and discount rates (R32 million). Gas production decreased by 3% from 37.7 MGJ to 36.6 MGJ.

Results of operations 2006 compared to 2005

        Sasol Nitro, which comprises our South African ammonia, fertilisers and explosives portfolios, benefited from high ammonia prices and a strong performance from explosives being partially offset by a substantial decrease in fertiliser sales. Sales volumes for our combined nitrogen value chain decreased by 20% mostly as a result of lower fertiliser sales and the switch of our Phalaborwa phosphoric acid operation to toll manufacturing in September 2005. Capital items in the previous year included a R28 million profit on the sale of our US operation, whereas 2006 includes a net loss of R28 million mostly due to the disposal of our electronic detonator business. The average ammonia price was significantly higher than that of the previous year and benefited Sasol Nitro by making a higher contribution to operating profit, which was also boosted by higher margins and strong sales for our non-fertiliser products. The ammonia production volumes at Sasolburg also increased. Fertiliser sales were down substantially due to an estimated 44% decline in South African maize plantings.

        Sasol Wax produces and markets wax and wax related products to commodity and specialty wax markets globally. Sasol Wax maintained steady production and increased sales with the advantage of achieving better margins than in the previous year. High oil prices, however, impacted on feedstock prices in South Africa, Europe and the US, with the effects being more dramatic in the latter two regions. The second half of 2006 was characterised by a worldwide shortage of paraffin waxes due to an overall buoyant global market and, more so, because of strong growth in general demand for waxes and related products. Shortages drove sales prices up significantly for most wax grades, including those produced through Sasol's Fischer-Tropsch process. An impairment of R17 million was recognised for the Pass Christian plant in the US which was damaged by Hurricane Katrina.

        Sasol Infrachem has settled into its new role as a dedicated producer of reformed gas derived from natural gas, which it produces at Sasolburg through two auto thermal reformers operated on behalf of Sasol Gas. Reformed gas production was stable during the year and above the set target. Gas production increased by almost 46% from 25.9 MGJ to 37.7 MGJ. Greater gas production—along with the increased provision of onsite utilities and ongoing cost containment—enabled an increase in turnover by 13%.

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

Capital items for the years ended 30 June

        Operating costs and expenses includes the effect of the following capital items:

	2007	2006	2005
	(Rand in millions)
Impairment of property, plant and equipment	20	34	4
Scrapping of property, plant and equipment	7	9	3
(Profit)/loss on disposal of property, plant and equipment	(2)	9	2
(Profit)/loss on disposal of business	(17)	—	(34)

Total loss/(gain)	8	52	(25)

Other businesses—results of operations

        Other businesses include Sasol Financing, Sasol Technology and the group's corporate head office function.

	2007	2006	Change 2007/2006	Change 2007/2006	2005	Change 2006/2005	Change 2006/2005
	(Rand in millions)			(%)	(Rand in millions)		(%)
Turnover
External	427	149	278	186	224	(75)	(33)
Inter-segment	2,416	1,301	1,115	86	1,042	259	25

Aggregated turnover	2,843	1,450	1,393	96	1,266	184	15
Operating costs and expenses(1)	(2,827)	(1,409)	(1,418)	(101)	(1,363)	(46)	(3)

Operating profit/(loss)	16	41	(25)	(61)	(97)	138	142

(1)
Operating costs and expenses net of other income.

        Operating profit for 2007 includes a realised profit of R315 million related to the sale of Sasol Limited's 25% interest in Sasol Oil to Tshwarisano with effect from 1 July 2006. Operating profit was adversely impacted by the additional costs incurred on specific corporate projects (R117 million), the cost related to incentive bonuses at corporate level (R143 million) and the cost of the guarantee issued in respect of the Tshwarisano transaction (R39 million). In addition, Sasol Technology under recovered its costs from group entities for 2007.

Capital items for the years ended 30 June

        During the years under review operating costs and expenses includes the effect of the following capital items:

	2007	2006	2005
	(Rand in millions)
Impairment of assets	3	—	20
Scrapping of property, plant and equipment	1	10	—
Profit on disposal of business	(315)	—	(1)
Profit on disposal of investments	—	—	(9)

Total (gain)/loss	(311)	10	10

Principal differences between IFRS and US GAAP

        The group's consolidated financial statements are prepared in accordance with IFRS. Our net income in 2007 under IFRS was R 17,030 million compared with R10,406 million in 2006 and R9,449 million in 2005. Under US GAAP, the group would have reported net income of R16,765 million in 2007 compared with R11,299 million in 2006 and R9,719 million in 2005.

        The principal differences between IFRS and US GAAP that affect our net income attributable to shareholders, as well as our shareholders' equity, relate to the accounting of business combinations and joint ventures, impairment of assets, asset retirement obligations, pensions and other post-retirement benefits, and derivative instruments. See Note 67 to our consolidated financial statements included in Item 18 of this annual report on Form 20-F for a description of the principal differences between IFRS and US GAAP and for a description of the anticipated impact on the consolidated financial statements of the adoption of recently issued US GAAP accounting standards.

RECENT ACCOUNTING PRONOUNCEMENTS

The following IFRS accounting standards, interpretations and amendments to published accounting standards which are applicable to the group have been issued by the IASB, but not yet effective, have not been adopted in the current year:

  IAS 1 (Amendment), Presentation of Financial Statements

        This standard will be adopted by Sasol for the financial year ending 30 June 2008. The standard will have minimal impact on the financial statements of the group, requiring additional information to be disclosed regarding the capital of the group and an adjustment to the presentation of the financial statements.

  IFRS 7 Financial Instruments: Disclosures

        This standard will be adopted by Sasol for the financial year ending 30 June 2008. Certain additional disclosures required by the standard has been presented in the current year financial statements. The standard will have no impact on the financial statements of the group, except for the additional information that is required to be disclosed regarding the financial instruments of the group.

  IAS 23 (Revised) Borrowing Costs

        This standard will be adopted by Sasol for the year ending 30 June 2009. The standard will have minimal impact on the financial statements of the group as in prior years the threshold for borrowing costs that can be capitalised has been reached.

  IFRIC 12 Service Concession Arrangements

        This interpretation will be adopted by Sasol for the year ending 30 June 2008. Management is in the process of identifying service concession arrangements and considering the relevant financial implications. This interpretation is, however, not expected to have a significant impact on the group.

  IFRIC 14 The Limit on a Defined Benefit Asset, Minimum Funding Requirements and Their Interpretation

        This interpretation will be adopted by Sasol for the year ending 30 June 2008. Management is in the process of considering the relevant financial implications. This interpretation is, however, not expected to have a significant impact on the group.

The following US GAAP recent accounting pronouncements which are applicable to the group have been issued by the FASB but not yet effective have been issued and have not been adopted by the group:

  FASB Interpretation No. 48, Accounting for uncertainty in income taxes—an interpretation of FASB Statement No. 109

        In July 2006, the FASB issued FIN No. 48 which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The evaluation of a tax position in accordance with this interpretation firstly requires the determination whether it is more likely than not that a tax position will be sustained upon examination, based on the technical merits of the position and secondly the position is measured to determine the amount of benefit to be recognised in the financial statements. The Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN No. 48 is effective in fiscal years beginning after 15 December 2006. The provisions of FIN No. 48 are to be applied to all tax positions upon initial adoption, with the cumulative effect adjustment reported as an adjustment to the opening balance of retained earnings.

        The group is in the process of evaluating the impact of this pronouncement. It is not expected to have a material impact on our results of operations, financial position or liquidity.

  Statement of Financial Accounting Standards No. 157, Fair Value Measurements

        In September 2006, the FASB issued SFAS 157 which establishes a framework for measuring fair value under US GAAP and expands disclosures about fair value measurements. SFAS 157 applies under all other accounting pronouncements that require or permit fair value measurements. The standard does not change the circumstances under which fair value is recorded, but provides increased consistency and comparability of fair value measurements within an organisation and between organisations. SFAS No. 157 introduces the concept that fair value should generally be considered as the exit price for an asset or liability rather than the entry price. Additionally, the standard requires analysis of the markets available for purchase of assets or transfers of liabilities. The provisions of SFAS No. 157 are applied prospectively, except in limited circumstances and are applicable for fiscal years beginning after 15 November 2007.

        The group is in the process of evaluating the impact of this pronouncement and it is believed that is will not have a material impact on our results of operations, financial position or liquidity.

  Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities Including an Amendment of FASB Statement No. 115

        In February 2007, the FASB issued SFAS No. 159 providing entities the option to choose to measure many financial instruments and certain other items at fair value. By electing the measurement attribute for most financial instruments (i.e., either historical cost or fair value) entities will be able to mitigate potential "mismatches" that arise under the current mixed measurement attribute model. For example, potential "mismatches" may arise because certain financial assets are required to be measured at fair value but the related financial liabilities are required to be measured at amortised historical cost. Once made, this election is irrevocable. Entities will be able to offset changes in the fair values of a derivative instrument and the related hedged item by selecting the fair value option (FVO) for the hedged item. The provisions of SFAS No. 159 are effective for the first fiscal year that begins after 15 November 2007.

        The group is in the process of evaluating the impact of this pronouncement. It is not expected to have a material impact on our results of operations, financial position or liquidity.

  EITF Issue No. 06-1, Accounting for Consideration Given by a Service Provider to a Manufacturer or Reseller of Equipment Necessary for an End-Customer to Receive Service from the Service Provider

        In September 2006, the FASB ratified the consensus reached by the Emerging Issues Task Force that if the consideration given by a service provider to a manufacturer or reseller (that is not a customer of the service provider) can be linked contractually to the benefit received by the service provider's customer, a service provider should use the guidance in EITF No. 01-9 to characterise the consideration. The provisions of EITF No. 06-1 are effective for the first fiscal year that begins after 15 June 2007.

        The group is in the process of evaluating the impact of this pronouncement. It is not expected to have a material impact on our results of operations, financial position or liquidity.

  EITF Issue No. 06-9, Reporting a Change in (or the Elimination of) a Previously Existing Difference between the Fiscal Year-End of a Parent Company and That of a Consolidated Entity or between the Reporting Period of an Investor and That of an Equity Method Investee

        In November 2006, the FASB ratified the consensus reached by the Emerging Issues Task Force on issue 06-9. The task force addressed the question of how a parent or investor should treat the change in a previously existing difference in the fiscal year-end of the parent and a consolidated entity or between the reporting period of an investor and that of an equity method investee. Such a change should be reported as a change in accounting principle and accounted for in accordance with SFAS No. 154 (retrospective application unless impracticable). The consensuses reached in EITF Issue No. 06-9 are effective for changes occurring in interim and annual reporting periods beginning after 29 November 2006.

        The group is in the process of evaluating the impact of this pronouncement and not yet able to make an assessment of the impact on our results of operations, financial position or liquidity.

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

        The following table provides a summary of our cash flows for each of the three years ended 30 June 2007, 2006 and 2005:

	2007	2006	2005
	(Rand in millions)
Net cash generated by operating activities	15,804	14,177	10,939
Net cash utilised in investing activities	(10,538)	(12,275)	(12,317)
Net cash (utilised)/generated by financing activities	(2,893)	(1,277)	2,268

        The cash generated from our operating activities is applied first to pay our debt and tax commitments and then to provide a return in the form of a dividend to our shareholders. The remaining cash is applied primarily to invest in our capital investment programme and during the last year has also been applied to reduce the group's debt.

Operating activities

        Net cash generated by operating activities has increased for the past three years in succession to R15,804 million in 2007 from R14,177 million in 2006 and R10,939 million in 2005. Cash flows generated by operating activities include the following significant cash flows:

	2007	2006	Change 2007/2006	Change 2007/2006	2005	Change 2006/2005	Change 2006/2005
	(Rand in millions)			(%)	(Rand in millions)		(%)
Cash generated by operating activities	28,425	24,527	3,898	16	18,902	5,625	30
Income tax paid	(7,251)	(5,389)	(1,862)	35	(3,753)	(1,636)	44
Dividend paid	(4,613)	(3,660)	(953)	26	(2,856)	(804)	28

        In 2007, we saw a further increase in the average dated Brent crude oil price to US$63.95/b from the average of US$62.45/b in 2006 and US$46.17/b in 2005. This increase in the crude oil price has had a positive impact on our operating profit and cash generated by operating activities. Cash generated by operating activities has increased by 16% to R28,425 million in 2007 and by 30% to R24,527 million in

2006. In line with operating profit generated by our businesses, the most significant contributor to our cash generated by operations is Sasol Synfuels. The increase in tax paid during the year is due to the increase in taxable profit as discussed under the operating results above.

Investing activities

        Net cash utilised in investing activities has decreased over the past three years from R12,317 million in 2005 to R12,275 million in 2006 and R10,538 million in 2007. Cash flows utilised in investing activities include the following significant cash flows:

	2007	2006	Change 2007/2006	Change 2007/2006	2005	Change 2006/2005	Change 2006/2005
	(Rand in millions)			(%)	(Rand in millions)		(%)
Purchases of non-current assets(1)	(12,045)	(13,296)	1,251	(9)	(12,616)	(680)	5
Disposal of businesses	2,200	587	1,613	275	36	551	1,531

(1)
Includes additions to property, plant and equipment, additions to assets under construction and intangible assets.

        The increase in purchases of property, plant and equipment is primarily due to an increase in capital expenditure on projects to expand our operations which includes the following key projects:

Projects and investments(1)	Business categories	30 June 2007	30 June 2006	30 June 2005
		(Rand millions)
Sasol Oil distribution network	Sasol Oil	91	59	294
Oryx GTL and Escravos GTL(1)	Sasol Synfuels International	2,426	1,734	1,245
Mozambique expansion	Sasol Petroleum International	266	—	—
West Africa expansion projects	Sasol Petroleum International	339	—	—
Arya Sasol Polymer (Iran)	Sasol Polymers International Investments	774	1,590	945
Project Turbo—polymers project	Sasol Polymers	1,169	2,608	3,321
2nd and 3rd Octene trains	Sasol Solvents	708	714	288
Other smaller projects	Various	1,172	1,010	1,198

		6,945	7,715	7,291

(1)
The amounts include business development costs and our group's share of capital expenditure of proportionately consolidated investees. The amounts exclude borrowing costs capitalised. These amounts were approved by our board of directors and are stated in terms of IFRS. We hedge all our major capital expenditure in foreign currency immediately upon commitment of the expenditure or upon approval of the project.

        In addition we invested R5,100 million, R5,581 million and R5,325 million on property, plant and equipment in 2007, 2006 and 2005, respectively, to enhance existing operations.

        During 2007, we disposed of businesses for a net amount of R2,200 million (2006: R587 million and 2005: R36 million). The 2007 disposals comprise primarily of the sale of a 25% interest in Rompco (R755 million) and the sale of 25% in Sasol Oil (R1,450 million).

Financing activities

        The group's operations are financed primarily by means of its operating cash flows. Cash shortfalls are usually short-term in nature and are met primarily from short-term banking facilities. Long-term capital expansion projects and acquisitions of businesses are financed by a combination of floating and fixed rate debt. This debt is usually in the measurement currency of the project or acquisition being financed and we aim to negotiate repayment terms that match the expected cash flow to be generated by the asset or the business acquired.

        Net cash effect of financing activities was cash utilised of R2,893 million, R1,277 million in 2007 and 2006, respectively, and cash generated of R2,268 million in 2005. The following significant cash flows are included in financing activities:

	2007	2006	Change 2007/2006	Change 2007/2006	2005	Change 2006/2005	Change 2006/2005
	(Rand in millions)			(%)	(Rand in millions)		(%)
Share repurchase programme	(3,669)	—	(3,669)	100	—	—	—
Repayment of short-term debt	(1,053)	(3,911)	2,858	(73)	(4,968)	1,057	(21)
Repayment of long-term debt	(1,034)	(1,326)	292	(22)	(2,421)	1,095	(45)
Proceeds from borrowings	1,021	2,631	(1,610)	(61)	6,586	(3,955)	(60)

        Dividends paid amounted to R4,613 million in 2007 compared to R3,660 million in 2006 and R2,856 million in 2005. Our dividend distribution policy is to distribute increasing dividends on a regular basis, to the extent permitted by our earnings. In particular, we intend to distribute dividends, provided our annual attributable earnings represent a range of 2.5 to 3.5 times the amount distributed in the form of dividends. The average rate of earnings to dividend distributions in the past five years was approximately 2.6 times. Our dividend cover for 2007 is 3.0 which is within target range.

        At the annual general meeting held on 22 November 2006, the shareholders authorised the directors to undertake a general repurchase by Sasol Limited, or its subsidiaries, to repurchase Sasol Limited shares up to 10% of our issued share capital. At 30 June 2007, we had repurchased, since 7 March 2007, 14,919,592 shares at an average price of R245.94 per share.

        During 2005, a Eurobond of €300 million (R2.4 billion) was raised. The proceeds of the Eurobond were used to reduce our short-term borrowings in South Africa and assist in diversifying and extending the average tenure of our portfolio. In addition, we replaced specific asset based financing used to acquire Condea with group debt. This debt has reduced the value of assets pledged as security, as well as facilitating the negotiation of better interest rates and less onerous covenants.

Capital resources

        Sasol Financing and Sasol Financing International act as our group's financing vehicles. All our group treasury, cash management and borrowing activities are facilitated through Sasol Financing and Sasol Financing International. The Group Executive Committee and senior management meet regularly, to review and, if appropriate, approve the implementation of optimal strategies for the effective management of the group's financial risk.

        Our cash requirements for working capital, share repurchases, capital expenditures and acquisitions, over the past three years has been primarily financed through a combination of funds generated from operations and borrowings. In our opinion, our working capital is sufficient for present requirements.

        Our long-term capital expansion projects are financed by means of a combination of floating and fixed-rate long-term debt. This debt is normally financed in the same currency as the underlying project and repayment terms are designed to match the expected cash flows to be generated by that project.

        Our debt comprises the following:

	2007	2006
	(Rand in millions)
Long-term debt, including current portion	16,434	16,015
Short-term debt	2,546	1,727
Bank overdraft	545	442

Total debt	19,525	18,184
Less cash and cash equivalents	(6,633)	(3,686)

Net debt	12,892	14,498

        Our debt profile has moved significantly toward a longer-term bias which is a reflection of both our capital investment programme and the favourable results generated by operating activities over the last three years.

        The group has borrowing facilities with major financial institutions of R41,112 million (2006—

        R40,368 million). Of these facilities, R19,525 million (2005—R13,259 million) has been utilised at year end.

        There were no events of default for the years ended 30 June 2007 and 30 June 2006.

Banking facilities and debt arrangements at 30 June 2007

	Expiry date	Currency	Rand equivalent	Utilisation
			Rm	Rm
Sasol Financing
Uncommitted facilities
Commercial banking facilities	Various (short-term)	Rand	12,880	98
Commercial paper programme	None	Rand	6,000	—
Committed facility
Revolving credit facility (syndicated)	May 2008	Euro	1,430	—
Debt arrangements
RSA Bond	August 2007	Rand	2,000	1,999
Japan Bank for International Co-operation	June 2013	US dollar	412	412
Sasol Financing International
Uncommitted facilities
Commercial banking facilities	Various (short-term)	Euro	148	—
Committed facility
Revolving credit facility	May 2008	Euro	2,383	2,107
Debt arrangement
Eurobond	June 2010	Euro	2,850	2,850
Other Sasol businesses
Asset based finance
Republic of Mozambique Pipeline Investments Company (Pty) Limited	December 2015	Rand	2,642	2,642
Oryx GTL Limited (QSC)(1)	December 2015	US dollar	2,414	2,346
Sasol Petroleum Temane Limitada	June 2015	Euro and Rand	1,077	1,077
Debt arrangements
Arya Sasol Polymer Company(1)	May 2015	Euro	2,168	2,168
National Petroleum Refiners of South Africa (Pty) Limited	Various	Rand	1,130	1,057
Sasol Dia Acrylates (South Africa) (Pty) Limited(1)	March 2008	US dollar and Rand	651	651
Property finance leases
Sasol Oil Pty (Ltd) and subsidiaries	Various	Rand	845	720
Other banking facilities and debt arrangements	Various	Various	2,082	1,398

			41,112	19,525

Comprising
Long-term debt				16,434
Short-term debt				2,546
Bank overdraft				545

				19,525

(1)
These amounts relate to our joint ventures which are proportionately consolidated in accordance with IFRS and represent our proportionate share of the banking facilities and debt arrangements.

        Besides our normal commercial banking facilities, the majority of which is in South Africa, another facility to fund short-term funding requirements in South Africa is our commercial paper programme of R6 billion, normally at fixed interest rates. We had no exposure on the programme at 30 June 2007.

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

	Less than 1 year	1 to 2 years	2 to 5 years	More than 5 years	Total
	(Rand in millions)
Maturity profile long-term debt	3,075	1,553	6,930	4,876	16,434

        We endeavour to match the tenure of our debt with the nature of the asset or project being financed.

Covenants

        The group is subject to certain covenants on its debt facilities relating to earnings, debt cover, net asset value, amongst others. There were no events of default in the year ended 30 June 2007.

        The covenant terms above are defined contractually in each of the agreements for the above facilities using definitions agreed to between the parties derived from amounts published in the financial statements of Sasol prepared in terms of IFRS for any year and adjusted in terms of the agreed definitions.

        Moody's assigned Sasol Aa3.za long-term and Prime-1.za short-term South African national scale credit ratings and a global Baa1 rating. Standard and Poors affirmed the long-term foreign-currency rating as BBB+ equivalent to Moody's global Baa1 rating.

        For information regarding our material commitments for capital expenditure see "Item 4.A—History and development of the company".

5.C    Research and development, patents and licenses

Research and development

        Our research and development function consists of a central research and development division in South Africa, which focuses on fundamental research while our decentralised divisions focus on applications. The central research function has a full suite of state-of-the-art pilot plants to support both current and future technology being developed.

        Our application research and development capabilities are focused around four areas:

  •
  technical service;

  •
  analytical service;

  •
  plant support; and

  •
  new applications, products and processes.

        Total expenditure on research in years 2007, 2006 and 2005 was R690 million, R249 million and R227 million, respectively. Development costs capitalised in 2007, 2006 and 2005 amounted to R55 million, R60 million and negative R13 million, respectively.

        For further information regarding our research and development activities, see "Item 4.B—Business overview—Sasol Technology".

5.D    Trend information

        Our financial results since the end of 2007 have been principally affected by fluctuations in dated Brent crude oil prices and a further weakening of the rand to US dollar.

        In recent months, the derived European Brent crude oil spot price has increased from the year-end level as at 30 June 2007 of US$77.22/b to US$78.88/b on 28 September 2007 with a high of US$79.09/b and a low of US$67.73/b during that period. Given the current uncertain political environment in certain major oil producing countries the oil price has been volatile and this volatility is expected to continue in the foreseeable future. As discussed above, a high oil price generally results in increased profitability for our group.

        The rand to US dollar exchange rate was R7.04 at 30 June 2007. After trading in a range of between R6.78 and R7.62 to the US dollar during July to September 2007, the rand strengthened further reaching R6.92 per US dollar at 30 September 2007 with a high of R7.60 per US dollar and a low of R6.79 per US dollar during that period. Whilst the exchange rate during the current year has been relatively less volatile than in previous years we are unable to forecast whether this will continue in the foreseeable future.

5.E    Off-balance sheet arrangements

        We do not engage in off-balance sheet financing activities and do not have any off-balance sheet debt obligations, special purpose entities or unconsolidated affiliates.

Guarantees

        As at 30 June 2007, the group has issued the following guarantees for which the liabilities have not been included in the balance sheet.

	Note	Maximum potential amount 2007
		Rand in millions
In respect of GTL ventures	i	8,006
Commercial paper holders	ii	6,000
Guarantees issued in respect of letter of credit	iii	1,476
To RWE-DEA AG	iv	286
Customs and excise	v	110
Other guarantees and claims	vi	488

i.
Sasol Limited has issued the following significant guarantees for the obligations of various of its subsidiaries in respect of the GTL Ventures. These guarantees relate to the construction and funding of Oryx GTL Limited in Qatar and Escravos GTL in Nigeria, including amongst others:

•
A completion guarantee has been issued for Sasol's portion of the project debt of Oryx GTL Limited capped at US$343 million (R2,414 million) plus interest and costs subject to the project demonstrating a minimum level of sustained production over a continuous period of ninety days and catalyst deactivation within acceptable parameters for at least two hundred and seventy days, after commissioning. The project was commissioned during the year.

•
A guarantee for the take-or-pay obligations of a wholly owned subsidiary has been issued under the gas sale and purchase agreement (GSPA) entered into between Oryx GTL Limited, Qatar Petroleum and ExxonMobil Middle East Gas Marketing Limited, by virtue of this subsidiary's 49% shareholding in Oryx GTL Limited. Sasol's exposure is limited to the amount of

    US$123 million (approximately R867 million). In terms of the GSPA, Oryx GTL Limited is contractually committed to purchase minimum volumes of gas from Qatar Petroleum and ExxonMobil Middle East Gas Marketing Limited on a take-or-pay basis. Should Oryx GTL terminate the GSPA prematurely, Sasol Limited's wholly owned subsidiary will be obliged to take or pay for its 49% share of the contracted gas requirements. The term of the GSPA is 25 years from the date of commencement of operations. The project was commissioned during the current year.

  •
  A guarantee has been issued for the obligation of a wholly owned subsidiary to contribute 49% of the required equity in respect of the investment in Oryx GTL Limited. Sasol's equity contribution is estimated at US$160 million (R1,126 million). The project was commissioned during the current year.

  •
  A performance guarantee for the obligations of subsidiaries has been issued in respect of the construction of Escravos GTL in Nigeria for the duration of the investment in Escravos GTL Limited to an amount of US$250 million (R1,760 million).

  •
  Sasol Limited issued a performance guarantee for the obligations of its subsidiaries in respect of and for the duration of the investment in Sasol Chevron Holdings Limited, limited to an amount of US$250 million (R1,760 million). Sasol Chevron Holdings Limited is a joint venture between a wholly owned subsidiary of Sasol Limited and Chevron Texaco Corporation.

    All guarantees listed above are issued in the normal course of business.

ii.
A guarantee has been issued for the commercial paper facility of a wholly owned subsidiary. As at 30 June 2007 no outstanding obligation to third parties existed.

iii.
Various guarantees issued in respect of letters of credit issued by subsidiaries.

iv.
Various performance guarantees issued in favour of RWE-DEA AG.

v.
Various guarantees were issued in respect of the group's customs and excise obligations.

vi.
Included in other guarantees are environmental guarantees of R133 million.

Product warranties

        The group provide product warranties with respect to certain products sold to customers in the ordinary course of business. These warranties typically provide that products sold will conform to specifications. The group generally does not establish a liability for product warranty based on a percentage of turnover or other formula. The group accrues a warranty liability on a transaction-specific basis depending on the individual facts and circumstances related to each sale. Both the liability and the annual expense related to product warranties are immaterial to the consolidated group financial statements.

5.F    Tabular disclosure of contractual obligations

        Contractual obligations / commitments.    The following significant contractual obligations existed at 30 June 2007:

Contractual obligations (excluding capital expenditure)	Total amount	Within 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years
	(Rand in millions)
Operating leases	7,413	459	427	469	428	401	5,229
External long-term debt	16,434	3,075	1,553	4,398	1,276	1,256	4,876
External short-term debt	2,546	2,546	—	—	—	—	—
Purchase commitments	15,418	2,518	2,244	1,656	1,215	987	6,798
Bank overdraft	545	545	—	—	—	—	—
Capital leases	1,531	144	154	129	128	127	849

Total	43,887	9,287	4,378	6,652	3,047	2,771	17,752

        Purchase commitments have increased from R273 million in 2006 to R15,418 million in 2007 as a result of additional purchase contracts entered into by Sasol O&S during 2007 following the decision in March 2007 to retain and restructure the Sasol O&S business.

        Capital commitments.    Commitments are budgeted, approved and reported in accordance with our management policy for segmental reporting.

        The following table sets forth our authorised capital expenditure as of 30 June:

Capital expenditure	2007
(Rand in millions)
Authorised and contracted for	28,367
Authorised but not yet contracted for	11,697

Authorised capital expenditure	40,064
Less expenditure to date	(21,527)

Unspent capital commitments	18,537

        For more information regarding our planned capital expenditure see "4.A History and development of the company—Capital expenditure".

        It is estimated that the expenditure will be incurred as follows:

Contractual commitments	Total amount	Within 1 year	1 to 2 years	2 to 5 years	Over 5 years
	(Rand in millions)
Capital commitments	18,537	12,671	4,105	1,522	239

        The above amounts are as reported to our Board. They exclude capitalised interest but include business development costs and our group's share of capital expenditure of proportionately consolidated investees.

        We make use of forward exchange contracts and cross currency swaps to hedge all our major capital expenditure in foreign currency (i.e. contracts in South Africa contracted in a currency other than the rand) immediately upon commitment of expenditure or upon approval of the project. See "Item 11—Quantitative and qualitative disclosure about market risk".

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A    Directors and senior management

        We are managed by our Board of Directors (Board), the Group Executive Committee (GEC) and the chief executive. Corporate governance structures and processes are regularly reviewed and adapted to accommodate internal corporate developments and to reflect national and international best practice.

        We comply with the JSE Listings Requirements and the applicable US corporate governance requirements of the SEC, the New York Stock Exchange (NYSE) and legislation such as the Sarbanes- Oxley Act. In addition we have compared our corporate governance practices to those required to be applied by domestic US companies listed on the NYSE and have confirmed to the NYSE that we comply in all significant respects with such NYSE corporate governance standards. We endorse the principles of the South African Code of Corporate Practices and Conduct (SA Code) as recommended in the King II report.

The board of directors

        Our Articles of Association provide that our Board consists of a maximum of sixteen directors of whom a maximum of five may be executive directors. As of 8 March 2007, our Board of Directors comprised fifteen directors, of which eleven were non-executive and four were executive directors. During the reporting year all the non-executive directors, with the exception of Messrs. Pieter Cox, Anshuman Jain, Dr. Mandla Gantsho and Ms. Hixonia Nyasulu, were considered to be independent in accordance with the SA Code and the rules of the NYSE.

        The offices of chairman and chief executive are separate and the office of the chairman is filled by a non-executive director. Mr. Pieter Cox has been our chairman since 1 January 2006 and Mr. Pat Davies our chief executive since 1 July 2005.

        Our Board currently comprises the following:

Name	Position	Age	Member since	Current term expires(1)
Pieter Vogel Cox	Non-executive chairman	64	January 1996	November 2008
Lawrence Patrick Adrian Davies	Chief executive	56	August 1997	November 2008
Elisabeth le Roux Bradley	Independent non-executive director	68	February 1998	November 2007
Brian Patrick Connellan	Independent non-executive director	67	November 1997	November 2008
Hendrik George Dijkgraaf	Independent non-executive director	60	October 2006	November 2009
Victoria Nolitha Fakude	Executive director	42	October 2005	November 2007
Mandla Sizwe Vulindlela Gantsho	Non-executive director	45	June 2003	June 2008
Anshuman Jain	Non-executive director	44	July 2003	July 2008
Imogen Nonhlanhla Mkhize	Independent non-executive director	44	January 2005	November 2008
Anthony Madimetja Mokaba	Executive director	46	May 2006	November 2009
Sam Montsi	Independent non-executive director	62	March 1997	November 2008
Thembalihle Hixonia Nyasulu	Non-executive director	53	June 2006	November 2009
Kandimathie Christine Ramon	Executive director	40	May 2006	November 2009
Jürgen E Schrempp	Independent non-executive director	63	November 1997	November 2009
Thomas Alexander Wixley	Independent non-executive director	67	March 2007	November 2007

(1)
Under our Articles of Association, one-third of the serving directors shall retire at the annual general meeting of the company or, if the total number of serving directors who shall retire does not constitute a multiple of three, the number of directors who shall retire shall be the number, adjusted upwards, that is the closest to one-third. The number of directors that will retire at the annual general meeting in future years can therefore not be determined accurately in advance. In addition, directors who are appointed by the board during the year shall retire at the annual general meeting. Directors appointed for the first time after 27 October 1997, will retire (in spite of re-election in the interim) and are eligible for re-election on the date on which five years from his or her initial appointment expires.

        Pieter Cox has been our non-executive chairman since January 2006. He joined the group in 1971 and became a director in 1996. From 1997 to 2005, he served as chief executive of our group. He is also a director of a number of major companies in the group. In 1993, he was appointed managing director and chief executive of Polifin Limited. In May 1996, he became chief operating officer of Sasol Limited and served in this role prior to assuming the position of chief executive of Sasol. He received a Bachelor of Science Engineering (Metallurgy) degree in 1966 and a Bachelor of Science Engineering (Mining) degree in 1968 from the University of the Witwatersrand, South Africa. He attended the Executive Program at Stanford Business School in the United States in 1990. He received honourary doctorates from the University of the Free State, South Africa and the University of St Andrews, Scotland in 2006.

        Pat Davies became our chief executive on 1 July 2005 and has been our director since 1997. He is also a director of several other companies in the group. He joined the group in 1975 and has been responsible for various portfolios, the most recent of which was the oil, gas and liquid fuels businesses, including Sasol Synfuels, Sasol Petroleum International, Sasol Synfuels International, Sasol Oil, Sasol Gas and Sasol Technology. He was also responsible for the globalisation of Sasol's GTL technology. He received a Bachelor of Science Engineering (Mechanical) from the University of Natal, South Africa in 1975 and attended the Management Programme at Harvard Business School in the United States in 1986.

        Elisabeth Bradley has been a director since 1998. She is currently chairman of Toyota SA (Pty) Limited and Wesco Investments Limited. She is also a director of several other companies, including Standard Bank Group Limited, the Tongaat-Hulett Group Limited and Anglogold Ashanti Limited. She is deputy chairman of the South African Institute of International Affairs and chairman of the Centre for Development and Enterprise. She received her Bachelor of Science from the University of the Free State, South Africa in 1961 and a Master of Science from the University of London in 1964.

        Brian Connellan has been a director since 1997. From 1990 to 2000, he served as executive chairman of Nampak Limited and from 2000 to 2001 as non-executive chairman of Nampak. He was a director of Nampak until September 2005. He is also a director of several other companies, including Tiger Brands Limited, ABSA Group Limited, Reunert Limited and Illovo Sugar Limited. He is past councilor of the South African Foundation, The Corporate Forum and The Institute of Directors and a contributor to both King Reports on Corporate Governance in South Africa. He received his Certificate in Theory of Accountancy from Witwatersrand University, South Africa in 1961 and became a chartered accountant in 1963.

        Henk Dijkgraaf became a director on 16 October 2006. He is the former chief executive officer of the Dutch natural gas companies, GasTerra, Gasunie and NAM and held various positions in the Royal Dutch Shell group between 1972 and 2003 in the Netherlands, Malaysia, Gabon, Syria and the United Kingdom including the positions of President, Shell Nederland B.V., Director, Shell Exploration and Production and Chief Executive, Gas, Power and Coal. He is a member of the Boards of Eneco Holding and of the Royal Tropical Institute KIT and deputy chairman of the Netherlands Institute for the Near East (NINO). He obtained a Master of Science (Mining Engineering) from Delft University in 1972 and attended the Senior Executive Programme at the Massachusetts Institute of Technology in the United States in 1987.

        Nolitha Fakude became a director on 1 October 2005. She is responsible for the world-wide Human Resources for the group as well as stakeholder relationships, corporate affairs and transformation. She is also a director of several other companies in the group. Before joining Sasol, she was a member of the Group Executive Committee at Nedbank Group Limited. She holds Bachelor of Arts and Honours degrees in Psychology from the University of Fort Hare and attended the Senior Executive Programme at Harvard Business School in the United States in 1999.

        Mandla Gantsho has been a director since 2003. He is the Vice President Operations: Infrastructure, Private Sector & Regional Integration of the African Development Bank, prior to which he was chief executive officer and managing director of the Development Bank of Southern Africa. Between 1999 and 2000 he was seconded as advisor to a vice-president of the International Finance

Corporation in Washington. He obtained a Bachelor of Commerce from the University of Transkei in 1983 and a Certificate in Accountancy Theory and a Bachelor of Commerce (Honours) in Financial Management from the University of Cape Town, South Africa in 1985 and 1986, respectively. He became a chartered accountant in 1987. He also obtained a Masters in Science from The George Washington University in 2002 and a Doctorate in Philosophy from the University of Pretoria, South Africa in 2006. He was appointed by the Board on the understanding with the South African government that he will represent the government's interests in our major shareholders, the Public Investment Corporation Limited and the Industrial Development Corporation Limited.

        Anshu Jain has been a director since 2003. He has been a member of the Group Executive Committee of Deutsche Bank AG since 2002. He joined Deutsche Bank in 1995 and is currently a managing director and head of global markets at Deutsche Bank. Prior to this appointment he was a managing director of Merrill Lynch in New York. He obtained a Bachelor of Arts (Honours) in economics from Delhi University in 1983 and a Master of Business Administration in Finance from the University of Massachusetts in 1985.

        Imogen Mkhize has been a director since 2005. She is a director of Murray & Roberts Holdings Limited, Illovo Sugar Limited, Mondi plc and Mondi Limited, Datacentrix Holdings Limited, Allan Gray Limited and Mobile Telephone Networks (Pty) Limited. She is also a member of the Financial Markets Advisory Board and the Harvard Business School Alumni Board. Previously, she was the executive chairman of the Zitek Group and the managing director of Lucent Technologies South Africa. In 2001, the World Economic Forum recognised her as a Global Leader for Tomorrow. She obtained a Bachelor in Science in Information Systems from Rhodes University in 1984 and a Masters in Business Administration from Harvard Business School in 1995.

        Benny Mokaba became a director on 1 May 2006. He is responsible for the South African energy cluster including Sasol Mining, Sasol Synfuels, Sasol Oil and Sasol Gas. He is also a director of several other companies in the group. Before joining Sasol, he was the executive chairman and regional vice president of Shell Southern Africa (Pty) Limited. He also worked for, among others, the Development Bank of Southern Africa. He was acting director general in the national department of welfare, headed Steinmüller Africa (Pty) Limited and was chairman of Siemens Southern Africa (Pty) Limited. He obtained a Bachelor of Arts (Honours) degree from Fort Hare University, South Africa in 1986 and a MSW from Boston College. He completed a PhD on a Fulbright Scholarship at Brandeis University in Waltham, Massachusetts in the United States in 1993. He completed the Advanced Executive Programme at the University of South Africa in 1997.

        Sam Montsi has been a director since 1997. He is chairman of Montsi Investments (Pty) Limited. He is a director of Independent News and Media (SA) (Pty) Limited, Business Arts South Africa and all companies in which Montsi Investments has invested. He received a Bachelor of Arts in Development Economics from the University of Botswana, Lesotho and Swaziland in 1970 and a Masters in Development Economics from Williams College in Massachusetts in the United States in 1973.

        Hixonia Nyasulu became a director on 1 June 2006. She is the executive chairman of Ayavuna Women's Investments (Pty) Limited. She indirectly owns 5.1% of the shares in Tshwarisano LFB Investment (Pty) Limited, which has acquired 25% of our subsidiary, Sasol Oil (Pty) Limited, on 1 July 2006. Ms. Nyasulu is also a director of Tshwarisano and Sasol Oil. She is also a director of Anglo Platinum Limited, the Tongaat-Hulett Group Limited, Unilever plc/NV and a member of the JP Morgan SA advisory board. She has a Bachelor of Arts in Social Work and a Bachelor of Arts (Honours) degree in Psychology. She also holds an Executive Leadership Development Programme certificate from the Arthur D Little Management Education Institute (Cambridge, Massachusetts) and attended the International Programme for Board Members at the Institute of Management Development in Lausanne, Switzerland in 1997.

        Christine Ramon became a director on 1 May 2006. She is the chief financial officer and a director of several other companies in the group. Before joining Sasol, she was the chief executive officer of Johnnic Holdings Limited, prior to which she held several senior positions including acting chief operating officer and financial director. She started her career with Coopers & Lybrand and progressed to audit manager at their offices in South Africa and Italy. During this time she was, amongst other things, seconded to the Independent Electoral Commission as deputy finance director. She is also a non-executive director of Transnet Limited. In 2006, the World Economic Forum recognised her as a Young Global Leader. She obtained a Bachelor of Accounting Science and Honours degrees from the University of South Africa in 1988 and 1989, respectively and became a chartered accountant in 1990. She attended the Senior Executive Programme at Harvard Business School in the United States in 1999.

        Jürgen Schrempp has been a director since 1997. He is the former chairman of the board of management of Daimler AG and a director of Vodafone Group, Compagnie Financière Richemont SA, South African Airways and non-executive chairman of Daimler Chrysler South Africa (Pty) Limited. He is founding chairman of the Southern Africa Initiative of German Business (SAFRI), and a member of the South African President's International Investment Council. He is chairman emeritus of the Global Business Coalition on HIV/AIDS and Honorary Consul-General in Germany of the Republic of South Africa. He has received numerous national and international awards, including the Order of Good Hope, South Africa's highest civilian award. He holds a Professorship of the Federal State of Baden-Württemberg, Germany and Honorary Doctorates from the University of Graz, Austria and the University of Stellenbosch, South Africa.

        Tom Wixley became a director on 8 March 2007. He was the chairman of Ernst & Young (South Africa) from 1991 until his retirement in 2001. He joined Ernst & Young in 1960 and became a partner in 1970. He is a member of the Actuarial Governance Board of the Actuarial Society of South Africa and the chairman of the ad hoc Committee on Corporate Law Reform of the South African Institute of Chartered Accountants. He is deputy chairman of Anglo Platinum Limited, chairman of New Corpcapital Limited, and a director of African Life Assurance Company Limited, Clover Industries Limited and Johnnic Communications Limited. He obtained a Bachelor of Commerce from the University of Cape Town in 1959 and qualified as a chartered accountant in 1963.

Chief executive

        Our chief executive, who is appointed by the Board, is responsible for the day-to-day management and the strategic direction of the company. Our Board may from time to time confer upon our chief executive any of their powers as they deem fit, and may confer, recall, revoke, vary or alter these powers.

Senior management

        The following is a list of our senior executive officers, constituting the Group Executive Committee, whose current areas of responsibility we set out below:

Name	Position and areas of responsibility
Lawrence Patrick Adrian Davies	Chief executive.
Kandimathie Christine Ramon	Chief financial officer.
Johannes Albertus Botha	Group general manager, responsible for Sasol Olefins & Surfactants.
Abraham de Klerk	Group general manager, responsible for operations excellence, including health, safety and the environment, integration across business units and skills development.
Victoria Nolitha Fakude	Executive director responsible for group human resources, key stakeholder relationships and transformation.
Reiner Konrad Groh	Group general manager, responsible for Sasol's chemicals business.
Nereus Louis Joubert	Group general manager and Company Secretary, responsible for legal, procurement and supply, insurance, risk management and internal audit functions.
Bridgeman Bhekumzi Khumalo	Group general manager, responsible for corporate affairs, which includes corporate communications, government relations and black economic empowerment.
Anthony Madimetja Mokaba	Executive director responsible for the energy businesses in South Africa, including Sasol Mining, Sasol Synfuels, Sasol Oil and Sasol Gas.
Giullean Johann Strauss	Group general manager responsible for Sasol Petroleum International, Sasol Synfuels International and Sasol Chevron.
Jan Adrian van der Westhuizen	Group general manager responsible for the establishment of an organisational approach suitable for Sasol's future, Sasol Shared Services and group information management.
Rynhardt van Rooyen
Group general manager, responsible for strategic projects such as our future black economic empowerment (BEE) equity ownership strategy and our future joint venture business and partnership model, particularly for our envisaged offshore CTL and GTL ventures.

        Hannes Botha has been a group general manager since 2003. As from 1 July 2007, he became responsible for Sasol Olefins and Surfactants, prior to which he was responsible for Sasol Technology, Sasol's liquid fuel business, gas business and Sasol Synfuels. He joined Sasol in 1981 as a divisional manager and after acting as general manager responsible for manufacturing facilities and engineering activities of various plants, was promoted to managing director of Sasol Synfuels in 1993 and the managing director of Sasol Oil in 1998. He is a director of several companies in the group. He obtained his Bachelor of Science (Electrical Engineering) in 1970 from the University of Pretoria, South Africa and in 1980 his Master of Business Leadership from the University of South Africa in 1980.

        Bram de Klerk became a group general manager in 2003. He has been responsible for operations excellence, including health, safety and the environment, integration and skills development since August 2006. Prior to that he was responsible for Sasol Technology and safety, health and the environment. He was the managing director of Sasol Synfuels from 1998 until 2003 and was appointed a director of Sasol Technology in September 2003. He joined Sasol in 1973 as an assistant design engineer and became managing director of National Petroleum Refiners of SA (Pty) Limited in 1993. He is a director of several companies in the Sasol group. He received a Bachelor of Science (Mechanical Engineering) from the University of Pretoria, South Africa in 1973 and a Master of Business Administration from the University of Potchefstroom, South Africa in 1978.

        Reiner Groh became the group general manager responsible for Sasol's global chemical business on 1 January 2007. He joined Sasol in 2000 as a result of the Condea acquisition where he had been Managing Director of Condea Germany GmbH. In 2002 he became responsible for Sasol Solvents. He also serves on a number of boards in the Sasol group. He obtained a Doctorate in Chemistry from the University of Saarbrücken in Germany in 1979.

        Nereus Joubert has been our company secretary since joining Sasol in 1994 and a group general manager since 2003. Currently he is responsible for the group company secretarial, legal, procurement and supply, insurance, risk management and internal audit functions and serves on the boards of several of the companies of the Sasol group. He obtained a Bachelor of Law degree, a post-graduate Bachelor of Law degree and a Doctor of Law degree from Rand Afrikaans University, South Africa (now the University of Johannesburg) in 1978, 1980 and 1985, respectively, and attended the Advanced Management Programme at Harvard Business School in the United States in 2000. He also conducted post doctoral research at the University of Saarland, Germany as an Alexander Von Humboldt scholar during 1989 and 1993. Prior to joining the company, he was a professor of law and vice dean of the faculty of law of the Rand Afrikaans University, South Africa (now the University of Johannesburg).

        Bheki Khumalo became the group general manager responsible for corporate affairs on 1 January 2007. He is a former spokesperson for the President of South Africa and joined Sasol from Siemens Southern Africa where he was the executive director responsible for Corporate Affairs. He obtained a Bachelor of Arts from the University of Fort Hare in South Africa in 1990 and a Bachelor of Arts (Honours) from the same university in 1992.

        Lean Strauss became the group general manager in August 2005, responsible for Sasol Synfuels International, Sasol Petroleum International and Sasol Chevron. He joined Sasol in 1982 as an investment officer of the Sasol Pension Fund. He spent most of his career with Sasol Oil and held the positions of general manager, manufacturing and supply as well as general manager, marketing. He was appointed general manager of Sasol Gas in 1997 and managing director of Sasol Nitro in 2002. He is also a director of several companies in the Sasol group. He obtained Bachelor of Commerce and Honours degrees from the University of Stellenbosch prior to joining Sasol and a Masters of Commerce degree in Business Management from the Rand Afrikaans University (now the University of Johannesburg) in 1986.

        Jannie van der Westhuizen has been a group general manager since 2003. He is responsible for the establishment of an organisational approach suitable for Sasol's future, Sasol Shared Services, and group information management, previous to which he was the group general manager responsible for group human resources, mining and group information management. He joined Sasol Mining in 1986 and was the general manager of Brandspruit Colliery, Sasol Mining when he left in 1993 to join Eskom as Fuel and Water Manager. In 1996, he joined Organisation Development International as the Director and Head of Mining Practice and in April 1997 rejoined Sasol as managing director, Sasol Mining. He is a director of several companies in the group. He obtained his Bachelor of Science (Industrial Engineering) in 1972, a Master of Business Administration in 1975 and in 1979 a Post Graduate Diploma in Mining (Cum Laude) from the University of Pretoria, South Africa. He attended the Executive Management Programme in 1991 at the Pennsylvania State University, United States and in 2002, attended the Stanford Executive Programme at Stanford University, United States.

        Rynhardt van Rooyen has been a group general manager since 2001. He is responsible for strategic projects such as our future black economic empowerment equity ownership strategy and our future joint venture business and partnership model, particularly for our envisaged offshore CTL and GTL ventures. Prior to this he was responsible for the group financial function. He joined Sasol in 1977 as a senior accounting officer. He is a director of several companies in the group. He obtained a Bachelor of Commerce from the University of the Orange Free State, South Africa in 1971 and a Bachelor of Computationis (with Honours) degree from the University of South Africa in 1975. He became a chartered accountant in 1976 and is registered with the South African Institute of Chartered Accountants. In 1986, he attended the Executive Management Program and in 1994, the Strategic Purchasing Management Program at the Pennsylvania State University in the United States.

        See above for biographies of our executive directors.

6.B    Compensation

        Compensation of senior management under the JSE Listings Requirements.    We are not required to, and do not otherwise, disclose compensation paid to individual senior managers.

        For details on the shares and shares options held by our Board named in Item 6.A see "Item 6.E—Share ownership".

        The following tables summarise the compensation received by our executive and non-executive directors in 2007.

Compensation

        Executive directors' remuneration for the year was as follows:

Executive Directors	Salary(2)	Annual incentives(1)(2)	Retirement funding	Other benefits	Total 2007	Total 2006
	R'000	R'000	R'000	R'000	R'000	R'000
Pat Davies	4,945	5,739	896	504	12,084	7,808
Nolitha Fakude	2,498	1,372	501	387	4,758	2,692	(3)
Benny Mokaba	2,788	260	561	349	3,958	979	(3)
Trevor Munday(4)	4,161	3,964	828	807	9,760	6,894
Christine Ramon	2,486	229	488	344	3,547	510
Pieter Cox	n/a	1,038	n/a	n/a	1,038	5,730	(5)

Total	16,878	12,602	3,274	2,391	35,145	24,613

(1)
Refers to incentives awarded, based on the group results for the 2006 financial year.

(2)
The determined cash salary and incentives are apportioned on the basis of time related to services rendered offshore. Rand equivalent at actual exchange rates.

(3)
The total remuneration for 2006 includes the once-off sign-on bonus paid to Ms Fakude and Dr Mokaba.

(4)
Retired as an employee at the end of June 2007 after stepping down as a director with effect from 1 January 2007.

(5)
Annual incentives to Mr Cox as executive director for the period 1 July to 30 September 2005 and calculated as a percentage of fixed remuneration as at 30 September 2005.

        Benefits disclosed in the table above as "other benefits" include:

Executive directors	Vehicle benefits	Medical benefits	Vehicle insurance fringe benefits	Security benefits	Leave encashment at retirement	Exchange rate fluctuation(1)	Total other benefits 2007	Total other benefits 2006
	R'000	R'000	R'000	R'000	R'000	R'000	R'000
Pat Davies	357	22	3	62	n/a	60	504	388
Nolitha Fakude	280	26	3	71	n/a	7	387	246
Benny Mokaba	280	23	n/a	46	n/a	—	349	48
Trevor Munday(2)	357	25	3	78	302	42	807	400
Christine Ramon	280	25	3	36	n/a	—	344	48
Pieter Cox	n/a	n/a	n/a	n/a	n/a	n/a	n/a	238

(1)
The cash salary and incentives as apportioned on the basis of time related to services rendered offshore. Rand equivalent at actual rates result in exchange rate fluctuation.

(2)
Retired as an employee at the end of June 2007 after stepping down as a director with effect from 1 January 2007

        The group executive committee's remuneration (excluding the executive directors disclosed separately above who are members of the group executive committee) for the year was as follows:

Group executive committee	Salary(2)	Annual incentive(1)(2)	Retirement funding	Other benefits	Total 2006	Total 2005
	R'000	R'000	R'000	R'000	R'000	R'000
Total	17,078	10,967	3,005	4,150	35,200	23,356
Number of members(3)					8	7

(1)
Refers to incentives awarded, based on the company results for the 2006 financial year.

(2)
The determined cash salary and incentives are apportioned on the basis of time and related to services rendered offshore. Rand equivalent at actual exchange rates.

(3)
Two new members were appointed as group executive committee members and one member retired with effect from 1 January 2007.

        Non-executive directors' remuneration for the year was as follows:

Non-executive directors	Board meeting fees(9)	Paid by subsidiaries	Committee fees	Share incentive trustee fees	Total 2007	Total 2006
	R'000	R'000	R'000	R'000	R'000	R'000
Elisabeth Bradley	271	—	258	52	581	408
Warren Clewlow(1)	141	—	178	—	319	509
Brian Connellan	293	—	464	52	809	651
Pieter Cox (chairman)	520	2,608	530	—	3,658	2,479	(2)
Henk Dijkgraaf(3)	435	—	60	—	495	n/a
Mandla Gantsho	293	—	130	—	423	364
Anshuman Jain(4)	676	—	n/a	—	676	519
Paul Kruger(5)	n/a	—	n/a	—	—	1,713
Imogen Mkhize	293	—	80	—	373	316
Sam Montsi	282	—	342	52	676	553
Hixonia Nyasulu(6)	271	—	80	—	351	26
Jürgen Schrempp(4)	691	—	130	—	821	601
Conrad Strauss(7)	n/a	n/a	n/a	n/a	n/a	258
Tom Wixley(8)	98	—	43	—	141	n/a

Total	4,264	2,608	2,295	156	9,323	8,397

(1)
Retired as a non-executive director of Sasol Limited with effect from 1 January 2007.

(2)
Deputy Chairman of the Board thereafter appointed Chairman from 1 January 2006.

(3)
Appointed as a non-executive director of Sasol Limited with effect from 16 October 2006.

(4)
Board meeting fees paid in US dollars. Rand equivalent of US$90 000 at actual exchange rates.

(5)
Retired as a non-executive director of Sasol Limited with effect from 1 January 2006.

(6)
Appointed as a non-executive director of Sasol Limited with effect from 1 June 2006.

(7)
Retired as a non-executive director of Sasol Limited with effect from 2 December 2005.

(8)
Appointed as a non-executive director of Sasol Limited with effect from 8 March 2007.

(9)
Includes fees for ad hoc board and committee meetings attended during the year.

Directors' service contracts

        There are no fixed-term service contracts for executive and non-executive directors. Executive directors have standard employee service agreements with notice periods ranging between 30 and 90 days.

        An executive director is required to retire from the Board at the age of 60, unless requested by the Board to extend his or her term. A non-executive director is required to retire from the Board at the end of the year in which the director turns 70, unless the Board, subject to the articles of association and by unanimous resolution on a year-to-year basis, extends the director's term of office until the year in which he or she turns 73.

6.C    Board practices

The board of directors

        Refer to item 6.A Directors and Senior Management for the composition of our board of directors (the Board) and information with respect to their terms of office.

Appointment, retirement and re-election of directors

        Our directors are elected by our shareholders at the annual general meeting. The Board may appoint any person as a director, either to fill a vacancy or as an addition to the Board, provided that the total number of directors does not at any time exceed the maximum of 16 directors of which a maximum of five may be executive directors. Directors appointed by the Board in this manner are required to retire at the next annual general meeting following their appointment, but are eligible for re-election. There is no requirement in the Articles of Association that directors must hold qualifying shares. If the number of persons nominated as directors does not exceed the number of vacancies available, then the nominated directors may be deemed to have been duly elected.

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

        Directors' service contracts do not provide for any benefits upon termination of employment other than retirement benefits in terms of the rules of the applicable pension fund, medical fund and share incentive or share appreciation rights scheme.

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

        A quorum for a Board resolution comprises five directors, three of whom must be non-executive. The Board meets at least four times a year. It approves the strategic direction of the company defined by the chief executive, maintains full and effective control over the company and monitors the executive management through a structured approach to reporting and accountability. However, the company adopts a decentralised approach to the day-to-day running of the businesses of the group.

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

        Our Board is supported by the advice and services of the Company Secretary, who is appointed in accordance with the South African Companies Act, and who is responsible to the Board for ensuring the proper administration of Board proceedings. The Company Secretary also provides guidance to the directors in connection with their legal duties and responsibilities and the manner in which such duties and responsibilities, including not dealing in the company's securities during restricted periods, should be discharged. A report on directors' dealings in the company's securities is tabled at each Board meeting and publicly disclosed in accordance with the applicable JSE and NYSE listings requirements.

        The directors are entitled to seek independent professional advice at the company's expense about the company's affairs and have access to any information they may require in discharging their duties as directors.

Board committees

        Several committees have been established to assist the Board in discharging its responsibilities. The Committees have an important role in enhancing high standards of governance and achieving increased effectiveness within the group. The charters of the Audit Committee, the Compensation Committee, the Nomination and Governance Committee and the Risk and Safety, Health and Environment Committee (Risk and SHE Committee) form part of the Board Charter and are available on our website (www.sasol.com).

        Our subsidiaries, as well as their operating businesses, have also established board and committee structures to ensure the maintenance of high standards and best practice with respect to corporate governance and internal control throughout. The business of group subsidiaries and divisions is decentralised. We retain decision-making involvement in respect of a defined list of material matters in respect of the businesses of our subsidiaries. This list includes matters such as the appointment of directors, strategy charters, large capital expenditure and mergers, acquisitions and disposals. The boards of our main subsidiaries and divisions are constituted in such a way that a majority of directors of each main subsidiary or divisional board are non-executive directors of the subsidiary or division.

The Compensation Committee

        The Compensation Committee was established in 1989 and, as of 22 February 2007, comprises five members, four of whom are independent non-executive directors. The members are Pieter Cox (chairman), Elisabeth Bradley, Brian Connellan, Henk Dijkgraaf and Sam Montsi. Henk Dijkgraaf, an independent non-executive director was appointed chairman of the Committee with effect from 8 September 2007.

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

  •
  make recommendations to the board in respect of directors' fees and the compensation and service conditions of the executive directors, including the chief executive; and

  •
  provide a channel of communication between the board of directors and management on compensation matters.

        The Compensation Committee has determined our remuneration philosophy, which is to offer remuneration that will attract, retain, motivate and reward employees with the skills required for us to achieve our business goals and to base remuneration on personal and company performance in accordance with competitive market practices.

The Nomination and Governance Committee

        The Nomination and Governance Committee was formed during 2002 and as of 1 January 2007 is comprised of five directors, three of whom are independent non-executive directors. The members of this committee are Pieter Cox (chairman), Elisabeth Bradley, Sam Montsi, Jürgen Schrempp and Hixonia Nyasulu. The Nomination and Governance Committee meets at least twice a year.

        The functions of the Nomination and Governance Committee include reviewing and making recommendations to the Board on the general corporate governance framework of the group, the composition and performance of the Board, its committees, individual directors and committee members, legal compliance and the company's ethics policy and programmes.

The Audit Committee

        The Audit Committee was established in 1988 and is an important element of the Board's system of monitoring and control. The Audit Committee meets at least three times a year. All the members of the Audit Committee are independent non-executive directors, financially literate and have extensive Audit Committee experience. As of 8 March 2007 they are Brian Connellan (chairman), Elisabeth Bradley and Tom Wixley. Mr. Brian Connellan has been determined by the Board as the Audit Committee financial expert within the meaning of the Sarbanes-Oxley Act.

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

        All major Sasol subsidiaries and divisions have audit committees which assist the respective subsidiary and divisional boards by examining and reviewing the company's annual financial statements prior to submission and approval by the relevant boards and monitoring the effective functioning of the company's internal and disclosure controls. The proceedings of these subsidiary and divisional audit committees are reported to the Sasol Limited Audit Committee.

The Risk and Safety, Health and Environment (SHE) Committee

        The Risk and SHE Committee was formed during 2002. It is comprised of four executive and five non-executive directors, Pat Davies, Nolitha Fakude, Benny Mokaba, Christine Ramon, Sam Montsi (chairman), Brian Connellan, Pieter Cox, Henk Dijkgraaf and Imogen Mkhize. The committee meets at least twice a year. The functions of the committee include reviewing and assessing the integrity of our risk management process including effective management of risk policies and strategies in respect of safety, health and environmental matters.

The Group Executive Committee (GEC)

        Our Board has delegated a wide range of matters relating to the management of our group to the GEC, including financial, strategic, operational, governance, risk and functional issues. Its focus is on the formulation of our group strategy and policy and the alignment of group initiatives and activities. The GEC meets weekly and reports directly to our Board.

        For the members of the GEC see "Item 6.A—Directors and Senior Management".

The Group Business Committee (GBC)

        During the year, the GEC's functioning was supported by the group business committee, which replaced the committee of managing directors with effect from 1 April 2007. The group business committee consists of the managing directors of Sasol's most significant businesses and representatives from enterprise functions. The focus of the committee is on common tactical and operational matters pertaining to Sasol's businesses as well as selected governance and policy issues. The committee's main functions include alignment of Sasol's businesses with the group mission, vision, strategies, targets and policies and consideration of material business, strategic, financial and functional issues. The committee meets once a month and the chairman of the committee reports to the GEC.

6.D    Employees

        We have developed and implemented six values group-wide in order to support our vision, culture and strategic goals. The six Sasol values—customer focus, winning with people, safety, excellence in all we do, continuous improvement and integrityhave been rolled out to all of our employees. We continue to focus to fully integrate behaviour in accordance with our values in our performance management system.

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

        Our workforce composition at 30 June is presented below:

	2007	2006	2005
Region
South Africa	26,417	25,728	24,737
Europe	3,696	4,003	3,753
North America	811	855	767
Other	936	874	747

Total	31,860	31,460	30,004

	2007	2006	2005
Employees by segment
South African energy cluster
Mining	6,904	7,084	7,115
Synfuels	4,586	6,135	6,098
Oil	2,047	1,719	1,779
Gas	217	194	174
International energy cluster
Synfuels International	629	364	162
Petroleum International	226	184	190
Chemicals cluster
Polymers	1,815	2,393	2,467
Solvents	1,754	1,781	1,591
Olefins & Surfactants	3,279	3,527	3,404
Other chemicals	5,394	5,446	5,114
Other business	5,009	2,633	1,910

Total	31,860	31,460	30,004

        Our vision to become a respected global enterprise and our rapid growth over the last decade necessitates the application of accelerated development programmes for our employees. In South Africa we invested more than R84 million in employee training and development. This investment includes in-house technical training, and self-learning centres. An additional R26 million was invested in 427 undergraduate and 89 postgraduate bursaries, with emphasis on developing scientific, engineering and technological skills.

        To ensure effective talent management planning, we have finalised ten-year HR development plans for all businesses. We approved an enhanced strategy aimed at attracting and retaining top talent. This integrated approach allows us to identify and develop high-calibre leadership, and fill critical and new positions quickly and with confidence. Our strategic approach to planning HR allows us to anticipate future talent needs and to develop talent pools of sufficient depth and experience to meet those needs.

        We have also provided training to 211 Nigerians for our Escravos GTL plant. This training commenced in August 2005 and is expected to extend for between 26 and 31 months, depending on the disciplines trained.

Promoting workplace equity and diversity

        We continued to increase the percentage of employees drawn from historically disadvantaged groups. People from designated groups—Africans, Coloureds, Indians, and women—comprise 67% of our South African workforce, as compared with 65% in 2006. At year end, people from designated groups held 47% of Sasol managerial, professional and supervisory posts. This is an improvement on the 43% reported on last year, and the 39% in 2005.

        All our South African businesses maintain employment equity forums to ensure we stay focused on achieving targets. We endeavour to nurture workplaces that are open, transparent and free from all forms of discrimination. We also promote employee equity and diversity in all the countries in which we operate in harmony with global best practices.

Encouraging positive labour relations

        We enjoy constructive relationships with representative trade unions throughout the group. About 56% of our employees in South Africa belong to unions. We experienced industrial action at only one operation, at Secunda, which led to 900 lost employee days over three working days.

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

Promoting employee well-being

        Sasol's employee assistance programme (EAP) plays an increasingly important role in developing and maintaining a healthy workforce. Focusing on the psycho-social risks of our employees and their dependants, the EAP provides confidential, professional consultation on any personal problem at no cost to employees. Employee satisfaction is tracked every two years through an independent external attitude survey of employees and management. The results of the survey are benchmarked against similar global companies.

HIV/AIDS challenge in our South African operations

        Recognising the significant challenge of managing South Africa's HIV/AIDS pandemic, we launched the Sasol HIV/AIDS Response Programme (SHARP) in September 2002. This initiative—which involved input from business, trade union, community representatives and independent experts—is an integrated approach focused on reducing the rate of infection throughout the group, and extending the quality of life of infected employees through the provision of managed healthcare. In developing SHARP, an intensive group-wide risk assessment was undertaken to understand the impact of HIV/AIDS on our operations and communities.

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

        Through the SHARP initiative we are:

  •
  implementing measures to eliminate discrimination on the basis of a person's HIV/AIDS status;

  •
  encouraging a behavioural change though our HIV/AIDS education and awareness programs;

  •
  providing access to free and confidential voluntary counselling and testing (VCT);

  •
  providing treatment of opportunistic illnesses such as tuberculosis, as well as treatment of sexually transmitted infections;

  •
  providing managed healthcare, including antiretroviral treatment (ART) for employees; and

  •
  reducing and managing the total cost to Sasol of the business impact and response to HIV/AIDS.

        A principal focus of SHARP is the provision of VCT, an essential first step in facilitating appropriate access to healthcare options and a critical component of promoting behavioural change. As a result of our collaborative approach, we have had one of the highest uptakes for VCT in South Africa: 82% by 30 June 2006 for our South African operations. This compares with a rate of between 50% and 60% that is typical among most corporate programs. To date, about 7% of our tested South African employees have tested HIV-positive, which is well below South Africa's estimated actuarial prevalence rate of 19%.

        An important focus over the last year has been on providing comprehensive workplace education and training programs in our South African businesses. In the year ahead we will be extending our activities to cover our service providers and our franchise network of fuel retailers. Through this initiative we will provide training and awareness programs, as well as a referral network for VCT and health care services, to 300 franchisees and 5,000 forecourt employees. We are also working with the Government of Mpumalanga Province and a non governmental organisation (NGO) to identify opportunities to improve the level of service at one of the provincial hospitals that provides services to many of our employees.

        Through our corporate social investment (CSI) department we have partnered with numerous community-based organisations to increase awareness and improve access to care in the communities in which we operate.

Occupational health and safety

        Three contractors and one employee were fatally injured in workplace incidents in 2007. This compares with four fatalities in 2006 and seventeen in our 2005 financial year. Our goal remains zero fatalities. Our fatal accident rate (calculated as the number of employees and service providers per 100 million working hours) was 2.60 compared with 2.57 in 2006. In response to the series of incidents in 2004, the intensified focus on the implementation of our safety improvement plan, has resulted in the steady reduction in our fatal accident rate. In early 2006, DuPont Safety Resources undertook a comprehensive follow-up review of the implementation of safety measures in selected South African operations.

        Important safety initiatives were undertaken as part of our comprehensive change management program aimed at ensuring safety remains our first priority and a core value. The effectiveness of our safety improvement plan was demonstrated by the improvement in our safety record. By 30 June 2007, we achieved a RCR of 0.75. This compares with 0.93 in 2006 and 1.23 in 2005. Progress to date and targets are being reviewed by way of defining a safety roadmap to guide us towards meeting our long-term RCR targets of 0.4 by July 2011 and 0.3 by July 2015.

6.E    Share ownership

Shareholdings of directors and officers

        The following table presents the beneficial shareholdings of our directors as of 30 June:

	2007			2006
Beneficial shareholdings	Number of shares(1)	Number of share options(2)	Total beneficial shareholding	Number of shares(1)	Number of share options(2)	Total beneficial shareholding
Executive directors
Pat Davies	41,906	260,700	302,606	200	111,100	111,300
Trevor Munday(3)	n/a	n/a	n/a	—	127,000	127,000
Non-executive directors
Elisabeth Bradley	298,000	—	298,000	298,000	—	298,000
Warren Clewlow(3)	n/a	n/a	n/a	13,195	25,000	38,195
Brian Connellan	10,500	—	10,500	10,500	—	10,500
Pieter Cox	261,409	176,700	438,109	235,409	202,700	438,109
Tom Wixley(4)	1,300	n/a	1,300	n/a	n/a	n/a

Total	613,115	437,400	1,050,515	557,304	465,800	1,023,104

(1)
Includes units held in the Sasol Share Savings Trust.

(2)
Including share options which have vested or which vest within sixty days of 30 June 2007.

(3)
Mr Munday resigned as an executive director with effect from 1 January 2007 and subsequently retired as an employee with effect from 1 July 2007. Mr Clewlow retired from the Board with effect from 1 January 2007.

(4)
Mr Wixley was appointed with effect from 8 March 2007.

	2007			2006
Beneficial shareholdings	Number of shares(1)	Number of share options	Total beneficial shareholding	Number of shares(1)	Number of share options	Total beneficial shareholding
Group executive committee(2)	78,095	195,400	273,495	39,461	160,600	200,061

(1)
Includes units held in the Sasol Share Savings Trust.

(2)
Excluding the executive directors disclosed separately in the table above.

Share ownership of senior managers under the JSE Listings Requirements

        Each of our directors and senior managers named under "Item 6.B—Compensation" beneficially own less than 1% of the outstanding share capital of the company. We are not required to disclose share ownership of individual senior managers in the share capital of the company.

Our Share Incentive Scheme

        We have implemented our Share Incentive Scheme, the objective of which is to retain and reward our key employees, including executive directors. The scheme is offered to approximately 1,200 of our most senior employees and includes an option to buy our shares at a price equal to their closing price on the most recent trading day on the JSE prior to the grant date. The value of the shares offered to each employee is based on a multiple of the employee's total cash remuneration and occupation level. Should an employee accept the offer, he or she will be entitled to take up a maximum of one-third of the shares after two years, two-thirds of the shares after four years and the full allocation after six years from acceptance. A share option shall lapse, if, among other reasons:

  •
  the share option is not exercised by the ninth anniversary of the offer;

  •
  the participant ceases to be an employee for reasons other than death, retirement, incapacity or ill health; or

  •
  the participant may not exercise the option for other legal reasons.

        On retirement the options vest immediately and the nine year expiry period remains unchanged. On resignation or retrenchment, share options which have not yet vested will lapse unless the Board decides otherwise and share options which have vested may be taken up before the last day of service.

        The Sasol Share Trust allocates share options to employees, annually, at the instruction of our Board and our Compensation Committee. This scheme has been replaced by the Share Appreciation Rights Scheme and no options have been granted since March 2007.

        Non-executive directors received a once-off allocation of share options in 2000. The non-executive directors at the time were granted 25,000 shares each, 12,500 vesting after two years and 12,500 vesting after four years from the date of the grant.

Our Share Appreciation Rights Scheme

        During March 2007, we introduced the Sasol Share Appreciation Rights Scheme. This scheme replaces the Sasol Share Incentive Scheme. The objectives of the scheme remain similar to that of the Sasol Share Incentive Scheme. The Share Appreciation Rights Scheme allows certain senior employees to earn a long-term incentive amount calculated with reference to the increase in the Sasol Limited share price between the offer date of share appreciation rights to vesting and exercise of such rights. No shares are issued in terms of this scheme and all amounts payable in terms of the Share Appreciation Rights Scheme will be settled in cash.

        The objective of the Sasol Share Appreciation Rights Scheme is the retention of key employees. Allocations are linked to the performance of both the group and the individual. Rights are granted for a period of nine years and vest as follows:

  •
  2 years—1st third

  •
  4 years—2nd third

  •
  6 years—final third

        The offer price of these appreciation rights equals the closing market price of the underlying shares on the trading day immediately preceding the granting of the right.

        On resignation, share appreciation rights which have not yet vested will lapse and share appreciation rights which have vested may be taken up at the employee's election before their last day of service. Payment on shares forfeited will therefore not be required. On death, all appreciation rights vest immediately and the deceased estate has a period of twelve months to exercise these rights. On retirement the appreciation rights vest immediately and the nine year expiry period remains unchanged.

        The number of share options granted to our executive directors and GEC through our Share Incentive Scheme and Share Appreciation Rights Scheme is indicated in the following tables:

Share options and appreciation rights granted—directors

	Balance at beginning of year	Granted	Average offer price per share	Grant date	Share options exercised	Effect of resignations	Balance at end of year
	(number)	(number)	(Rand)		(number)	(number)	(number)
Executive directors
Pat Davies	644,400	47,200	232.28	14 Sep 2006	(41,700)	—	649,900
Nolitha Fakude	121,900	—			—	—	121,900
Benny Mokaba	—	94,000	249.00	22 Nov 2006	—	—	94,000
Trevor Munday(1)	512,200	33,700	232.28	14 Sep 2006	(112,500)	(433,400)	—
Christine Ramon	—	81,700	249,00	22 Nov 2006	—	—	81,700
Non-executive directors(2)
Warren Clewlow(1)	25,000	—			—	(25,000)	—
Pieter Cox(3)	202,700	—			(26,000)	—	176,700

Total	1,506,200	256,600			(180,200)	(458,400)	1,124,200

(1)
Mr Munday resigned as an executive director with effect from 1 January 2007 and subsequently retired as an employee with effect from 1 July 2007. Mr Clewlow retired from the Board with effect from 1 January 2007. At 30 June 2006 Mr Munday and Mr Clewlow still held 433,400 and 25,000 share options, respectively.

(2)
Non-executive directors do not participate in the Share Appreciation Rights Scheme.

(3)
The share options indicated were granted to Mr P V Cox when he was still an executive director.

Share options and appreciation rights granted—group executive committee

	Balance at beginning of year	Effect of change in composition of GEC	Granted	Average offer price per share	Grant date	Share options exercised	Balance at end of year
	(number)		(number)	(Rand)		(Rand)	(number)
Share options(1) & (2)	824,800	(29,800)	88,600			(188,300)	695,300
			78,600	232,28	14 Sep 2006
			10,000	238,25	2 Oct 2006

Share appreciation rights	—	—	58,400	222,50	7 Mar 2007	—	58,400

(1)
Excluding the executive directors disclosed separately in the table above.

(2)
Includes share options issued to individuals during the years before they became members of the group executive committee.

Share options exercised *—directors

        This table presents information regarding share options exercised during the period 1 July 2006 through 28 September 2007.

						Gain on exercise of share options
				Average offer price per share
			share options exercised		Market price per share
	Exercise dates					2007	2006
			(number)	(Rand)		R'000	R'000
Executive directors
Pat Davies	3 November 2006 26 June 2007	(2) (2)	24,500 17,200	57.50 25.10	249.50 261.02	8,762 4,704 4,058	7,670
Trevor Munday	4 June 2007 28 June 2007 28 June 2007 28 June 2007		44,800 8,200 35,500 24,000	50.90 50.90 54.00 76.70	262.00 260.60 260.50 260.60	22,922 9,457 1,720 7,331 4,414	8,069
Non-executive directors
Pieter Cox(1)	22 September 2006 22 September 2006	(2) (2)	13,700 12,300	89.50 111.20	238.25 238.25	3,601 2,038 1,563	64,272
Sam Montsi						—	4,409

Total			180,200			35,285	84,420

(1)
The share options implemented were granted to Mr P V Cox when he was an executive director.

(2)
The shares were retained by the director after implementation of the share option. The gain on the exercise of these shares options was determined using the closing share price on the date of excise. These holdings have been disclosed in the beneficial shareholding table.

Share options exercised *—group executive committee

        This table presents information regarding share options exercised during the period 1 July 2006 through 28 September 2007.

		Gain on exercise of share options
	share options exercised
		2007	2006
	(number)	R'000	R'000
Group executive committee(1 & 2)	188,300	38,416	25,898

(1)
Excluding the executive directors disclosed separately in the table above.

(2)
Included in the total share options implemented are the gains on the implementation of 63,600 share options on which the shares have been retained by members. A gain of R12,670,677 on the implementation of these share options was determined using the closing share price on the date of implementation.

        Share options outstanding at the end of the year vest during the following periods:

	Already vested	Within 1 year	1 to 2 years	2 to 5 years	More than 5 years	Total
	(number)
Executive directors
Pat Davies	130,700	160,700	42,600	300,100	15,800	649,900
Nolitha Fakude	—	40,600	—	81,300	—	121,900
Benny Mokaba	—	—	31,300	31,300	31,400	94,000
Christine Ramon	—	—	27,200	27,200	27,300	81,700
Non-executive directors
Pieter Cox(1)	176,700	—	—	—	—	176,700

Total	307,400	201,300	101,100	439,900	74,500	1,124,200

(1)
The share options were granted to Mr P V Cox when he was an executive director.

	Already vested	Within 1 year	1 to 2 years	2 to 5 years	More than 5 years	Total
	(number)
Group executive committee(1)
Share options	157,700	166,600	99,000	242,200	29,800	695,300

Share appreciation rights	—	—	19,500	19,500	19,400	58,400

(1)
Excluding the executive directors disclosed separately in the table above.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A    Major shareholders

        As of 28 September 2007, the issued share capital of Sasol Limited consisted of 629,401,748 ordinary shares including treasury shares of 18,179,319 with no par value, held by our wholly-owned subsidiary, Sasol Investment Company (Pty) Limited. To the best of our knowledge, Sasol Limited is not directly or indirectly owned or controlled by another corporation or the government of South Africa or any other government. We believe that no single person or entity holds a controlling interest in our share capital.

        In accordance with the requirements of the Companies Act of South Africa, the following beneficial shareholdings exceeding 5% in the aggregate were disclosed or established from inquiries as of 28 September 2007:

	2007			2006
	Number of shares		% of shares	Number of shares		% of shares
Public Investment Corporation Limited (PIC)	113,579,545		18.0	94,158,063		13.8
Industrial Development Corporation of South Africa (IDC)	53,266,887		8.5	53,266,887		7.8
Sasol Investment Company (Pty) Limited (SIC)	14,919,592	(1)	2.4	60,111,477	(2)	8.8

(1)
Repurchased by SIC during the period from 7 March 2007 to 28 September 2007 in terms of our share repurchase programme.

(2)
In terms of a specific authority granted to the company by shareholders, these shares were repurchased from the subsidiary and cancelled on 10 October 2007.

        The PIC's shareholding increased from 13.8% on 25 August 2006 to 18.0% on 28 September 2007, partly as a result of an increase in the number of shares held and partly as a result of the cancellation of the shares repurchased by Sasol Limited from SIC on 10 October 2006.

        The voting rights of major shareholders do not differ from the voting rights of other shareholders. The shares held by SIC are held as treasury stock on which no dividends are paid outside the group and no voting rights are exercised.

        As of 28 September 2007, 59,584,693 shares, or approximately 9.47% of our share capital, were held in the form of ADRs. As of 31 August 2007, 397 record holders in the United States held approximately 23% of our issued share capital in the form of either shares or ADRs.

7.B    Related party transactions

        There have been no material transactions during the most recent three years, other than as described below, nor are there proposed to be any material transactions at present to which we or any of our subsidiaries are or were a party and in which any senior executive or director, or 10% shareholder, or any relative or spouse thereof or any relative of such spouse, who shared a home with this person, or who is a director or executive officer of any parent or subsidiary of ours, had or is to have a direct or indirect material interest. Furthermore, during our three most recent years, there has been no, and at 30 June 2007 there was no, outstanding indebtedness to us or any of our subsidiaries owed by any of our executive or independent directors or any associate thereof.

        In a transaction aimed at obtaining compliance with the Liquid Fuels Charter's requirements on black economic empowerment, we entered into an agreement with effect from 1 July 2006 with Tshwarisano LFB Investment (Pty) Limited (Tshwarisano), in terms of which Tshwarisano acquired 25% of our subsidiary, Sasol Oil (Pty) Limited (Sasol Oil) for a purchase consideration of R1,450 million.

Our director, Ms T H Nyasulu, is also a director of Sasol Oil and Tshwarisano, and indirectly holds 1.275% of the shares of Sasol Oil through her 5.1% holding in Tshwarisano.

        During the year group companies, in the ordinary course of business, entered into various purchases and sale transactions with associates, joint ventures and certain other related parties. The effect of these transactions is included in the financial performance and results of the group. Terms and conditions are determined on an arm's length basis.

        Material related party transactions were as follows:

	30 June 2007	30 June 2006	30 June 2005
	(Rand in millions)
Sales and services rendered to related parties
—Third parties	160	250	204
—Joint Ventures	1,759	1,446	1,067
—Associates	632	424	379
—Retirement funds	4	—	—

Total	2,555	2,120	1,650

Purchases from related parties
—Third parties	832	600	282
—Joint Ventures	135	131	240
—Associates	712	360	530
—Retirement funds	374	224	128

Total	2,053	1,315	1,180

        Amounts due to and from related parties are disclosed in the respective notes to the financial statements for the respective balance sheet line items. See "Item 18—Financial Statements".

7.C    Interests of experts and counsel

        Not applicable.

ITEM 8.    FINANCIAL INFORMATION

8.A    Consolidated statements and other financial information

        See "Item—18. Financial Statements" for our financial statements, related notes and other financial information filed with this annual report on Form 20-F.

        Our total export and foreign sales, being sales exported from South Africa or made outside South Africa in 2007 amounted to R47.1 billion, representing 48% of our total group turnover, compared to R39.3 billion, or 48%, and R34.7 billion, or 50%, in 2006 and 2005, respectively.

        Our dividend distribution policy is to distribute increased dividends on a regular basis to the extent permitted by our earnings. More specifically, we intend to distribute dividends, provided our annual attributable earnings represent a range of 2.5 to 3.5 times the amount distributed in the form of dividends. The average rate of earnings to dividend distributions in the past five years was approximately 2.6 times. Our dividend cover for 2007 of 3.0 times is within the target range. We distribute dividends twice a year. On the declaration of a dividend, the company includes the 12.5% in respect of secondary tax on companies on this dividend in its computation of the income tax expense for the corresponding period.

        For information regarding our legal proceedings see "Item 4.B—Business overview—Legal proceedings".

8.B    Significant changes

        The following developments have occurred subsequent to 30 June 2007:

        In the February 2006 Budget, the South African Minister of Finance announced the appointment of a task team to investigate the issue of windfall profits in the liquid fuels industry, in particular the synthetic fuels industry, and whether a windfall tax should be imposed on such profits. On 6 August 2007, the Minister announced that the National Treasury would not pursue a windfall tax on the South African liquid fuels industry and that it will explore a levy on refined products to contribute to the construction of excess capacity in relation to the proposed new multi-product pipeline in South Africa.

        On 11 May 2006, we announced our intention to review our equity ownership strategy and to possibly implement a major BEE transaction or further transactions. In September 2007 we announced our intention to conclude a broad-based BEE transaction which should result in the transfer of beneficial ownership of 10% of Sasol Limited's issued share capital to our employees and a wide spread of black South Africans (BEE participants). This transaction is subject to the approval of our shareholders.

        The proposed BEE transaction is designed to provide long-term sustainable benefits to all participants and will have a duration of 10 years. Participants will comprise the following:

  •
  Broad-based black South African public—3.0%

  •
  Selected BEE South African groups—1.5%

  •
  All Sasol employees, black and white, below managerial level, Sasol black management and black non-executive directors that are permanently resident in South Africa—4.0%

  •
  Sasol Foundation (with a primary focus on capacity building of black South Africans, predominantly in the fields of science and technology)—1.5%.

        It is envisaged that the transaction will be financed through a combination of equity, third party funding and Sasol facilitation. The selected BEE groups and black South African public components of the transaction will be funded by way of equity contributions and third party funding (external preference shares) with appropriate Sasol facilitation.

        The BEE transaction will require the issue of 34.5 million Sasol ordinary shares and 28.2 Sasol preferred ordinary shares to the participants. To mitigate dilution to existing shareholders, we intend to repurchase an equivalent number of Sasol ordinary shares (62.7 million shares).We have purchased 14.9 million Sasol Limited ordinary shares (2.4% of Sasol's issued share capital) between March 2007 and 30 June 2007. We have recommenced our repurchase programme after the release of our results in September 2007. Up to 10% of Sasol Limited's issued share capital may be repurchased in this manner. Should Sasol not have acquired 10% of its share capital by the date of the further announcement with respect to the BEE transaction, we may consider approaching our shareholders with a scheme of arrangement in terms of which shareholders will sell a pro-rata portion of their shares.

        A further announcement will be made during the first half of 2008 after the relevant agreements have been signed and third party financing arrangements have been finalised. Thereafter, shareholder approval and other required regulatory approvals will be sought.

        Sasol Chemical Industries Limited and Mitsubishi Chemical Corporation (MCC) agreed to dissolve their Acrylates joint venture, whereby Sasol Chemical Industries Limited will acquire the shares held by MCC. The agreements were signed in September 2007 by both parties. The required submission to the South African Competition Authorities is being prepared and will be submitted shortly. It is envisaged that implementation of the transaction would take place towards the end of the 2007 calendar year.

        On 10 July 2007, Sasol Wax disposed of its investment in Paramelt RMC BV, operating in the Netherlands, realising a profit of R130 million.

        In August 2007, Sasol Investment Company (Pty) Limited disposed of its investment in FFS Refiners (Pty) Limited and realised a profit of R101 million.

        On 5 October 2007, we announced that the share repurchase programme has reached 3.1% of the issued share capital (as of 3 October 2007) from the 2.4% as at 30 June 2007. Since 12 September 2007 to 3 October 2007, we had repurchased a further 4,531,987 shares. The average price paid, inclusive of costs, for these shares amounted to R306.88 per share.

        On 11 October 2007, Sasol Mining announced the second phase of its broad-based black economic empowerment (BEE) strategy by the formation of a black-woman controlled mining company called Ixia Coal (Pty) Limited (Ixia). Ixia is a venture with Women Investment Portfolio Holdings Limited and Mining Women Investments (Pty) Limited. The transaction is valued at R1.9 billion. This transaction brings Sasol Mining's BEE ownership component to an estimated 26% (calculated on attributable units of production). Upon the conversion of the Secunda mining rights and the procurement of financing by Ixia, the transaction will be implemented.

        The transaction will be financed through equity (R59 million) and a combination of third party funding and appropriate Sasol facilitation. It is currently envisaged that approximately 40% of the transaction will be funded through third party debt, however this is dependent upon market conditions prevailing at the time.

ITEM 9.    THE OFFER AND LISTING

9.A    Offer and listing details

        The following table sets forth, for the years indicated, the reported high and low quoted prices for the ordinary shares on the JSE and of our ADRs on the NYSE from 9 April 2003 and of the ADRs on the NASDAQ prior to the delisting of our ADRs on 8 April 2003 from NASDAQ.

	Shares (Price per share in rand)		ADRs (Price per ADR in US$)
Period
	High	Low	High	Low
2002	135.20	62.50	12.00	7.95
2003	121.55	75.50	12.78	8.34
2004	111.50	75.10	16.50	10.40
2005	192.12	66.23	28.96	15.61
2006	283.00	180.00	46.31	26.99
First quarter	248.00	180.00	38.99	26.99
Second quarter	258.00	201.25	39.37	30.70
Third quarter	269.00	193.00	43.33	31.43
Fourth quarter	283.00	217.21	46.31	31.17
2007	281.75	214.00	39.84	28.24
First quarter	280.00	228.80	39.42	29.54
Second quarter	266.99	233.00	37.09	30.00
Third quarter	260.00	214.00	36.50	28.24
Fourth quarter	281.75	228.99	39.84	32.31
April	248.75	228.99	35.51	32.31
May	281.75	243.00	39.84	33.55
June	273.00	236.25	38.27	33.75
July	293.00	255.60	42.73	36.00
August	290.00	252.52	40.90	34.27
September	299.50	275.00	42.31	39.10

9.B    Plan of distribution

        Not applicable.

9.C    Markets

        The principal trading market for our shares is currently the JSE. Our American Depositary Shares (ADS), have been listed on the New York Stock Exchange since 9 April 2003, each representing one common ordinary share of no par value, under the symbol "SSL". The Bank of New York is acting as the Depositary for our ADSs and issues our ADRs in respect of our ADSs.

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

  •
  to market these products.

Our board of directors

        Appointment, retirement and re-election of directors.    Our directors are elected by our shareholders at the annual general meeting. The board of directors may appoint any person qualifying as a director in terms of the South African Companies Act, either to fill a vacancy or as an addition to the board, provided that the total number of directors does not at any time exceed the maximum of 16 directors. Directors appointed by the board in this manner are required to retire at the next annual general meeting following their appointment, but are eligible for re-election. There is no requirement in our Articles of Association that directors must hold qualifying shares. If the number of persons nominated as directors does not exceed the number of vacancies available, then the nominated directors may be deemed to have been duly elected.

        At the annual general meeting of the company, one-third of the serving directors shall retire or if the total number of serving directors who shall retire does not constitute a multiple of three, the number of directors who shall retire shall be the number, adjusted upwards, that is the closest to one-third.

        A director who has been appointed for the first time at an annual general meeting or by the board of directors after 27 October 1997 shall retire five years after his initial appointment. Directors who have retired in this manner are eligible for automatic re-election by the shareholders, if they have been nominated for reappointment after retirement by either the board or the shareholders.

        Any director reaching 70 years of age shall retire at the end of that year, provided that, subject to the Articles of Association, the board may, by unanimous resolution on a year-to-year basis, extend a director's term of office until the end of the year in which the director turns 73.

        Remuneration.    The board of directors determines the remuneration of the executive directors on recommendation of the Compensation Committee. In accordance with the South African Code the proposed fees of non-executive directors as recommended by the board are submitted to the shareholders in general meeting for approval prior to implementation and payment. The Companies

Act prohibits loans or any form of credit or guarantee to be provided by us to any member of our board. Our Compensation Committee determines the Group's human resources policy and the remuneration of directors and senior management. See "Item 6.C Board Practices—Board committees—The compensation committee".

        Interested transactions.    A director in his capacity as a member of the board or one of its committees can participate in and vote on all decisions put before a meeting of the board or the respective committee. Nothing contained in our Articles of Association prohibits a director from voting on any decisions put before a meeting of the board or one of its committees, whether or not a director has a personal interest or is in any manner involved in the matter. However, directors are required to declare in the manner prescribed by the Companies Act any interest, whether direct or indirect, material or otherwise, in any other company, partnership or corporate body, of which a director of ours is a director or shareholder, or any contract or transaction in which they have an interest in any manner. In terms of the Board Charter, directors are appointed on the express understanding and agreement that they may be removed by the Board if and when they develop an actual or prospective material, enduring conflict of interest with the company or a group company.

        Managing Director.    Under our Articles of Association, the directors may appoint one or more of their number to the office of managing director or managing directors, or may appoint employees of the company in any other capacity, and may remove or dismiss them from office and appoint others in their place. Such an appointment is made by an independent quorum of directors and for a period not exceeding five years per appointment.

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

        Dividends which remain unclaimed after a period of 12 years may be declared forfeited by the board and revert to our company. All unclaimed dividends may be invested or otherwise utilised by the directors for the benefit of the company until claimed.

        Any dividend may be paid and satisfied, either in whole or in part, by the distribution of specific assets and, in particular, of shares or debentures of any other company, or in cash or in any one or more of such ways as the directors may, at the time of the declaration of the dividend, determine and direct. Any dividend or other sum payable in cash to a shareholder may be paid by cheque, warrant, coupon or otherwise as the directors may decide.

        It is our policy to declare dividends in rand and the board may at the time of declaring a dividend make such regulations as they may deem appropriate with regard to the payment in any currency and the rate of exchange, subject to the approval of the South African Reserve Bank. For further information on our dividend policy, see "Item 8.A Consolidated Statements and Other Financial Information".

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

        Notices.    We are required by law and our Articles of Association to provide at least 21 days' notice of any annual general meeting and any meeting at which special resolutions are proposed, and at least 14 days' notice of all other meetings. Meetings of shareholders may be attended by shareholders on record in our share register or by their proxies who need not be registered shareholders. Annual general meetings shall be described as such in the notice convening the meeting. All other meetings shall be called general meetings and shall also be described as such in the respective notice.

        Notice under our Articles of Association must be in writing and must be given or served on any shareholder, either by delivery or by post, properly addressed, at his or her address shown in the register of shareholders. Any notice to shareholders must simultaneously be communicated to the JSE.

        We are required, upon request by at least 100 shareholders or shareholders holding not less that 5% of our total share capital, to give notice to our shareholders of any resolution that may be duly proposed and any resolution intended to be proposed at a general meeting or annual general meeting.

        Attendance at meetings.    Beneficial shareholders whose shares are not registered in their own name, or beneficial owners who have dematerialised their shares, are required to contact the registered shareholder or their Central Securities Depository Participant (CSDP), as the case may be, for assistance to attend and vote at meetings.

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

        Unissued shares placed under the control of directors.    Subject to the provisions of the Companies Act and the listing requirements of the JSE, we may, in a general meeting, place the balance of the ordinary shares not allotted under the control of the directors with general authorisation to allot, and issue such shares at such prices and upon such terms and conditions as they deem fit, provided that no such issue of such shares will be made which could effectively transfer the control of the company without prior approval of the shareholders in a general meeting.

Trading in our own shares

        We may resolve by special resolution to buy back any of our issued shares in accordance with the provisions of the Company laws of South Africa and any other applicable rule of law or regulation. Such resolution may grant a general approval or a specific approval for a particular acquisition.

        Regulation of repurchases of own shares.    The South African Companies Act authorises a company to repurchase its own issued shares, provided its articles of association permit doing so. The approval must be in the form of a special resolution, either as a general or a specific approval for a specific repurchase. If the approval is a general approval, it only remains valid until the next general meeting of the company following the grant of such general approval. A company may only repurchase its own shares provided that certain solvency and liquidity requirements are met immediately subsequent to the repurchase. A company may not repurchase its own shares if this would result in there being no shares left in issue other than convertible or redeemable shares.

        Any shares repurchased by the company will be cancelled as issued shares and treated as authorised shares. Subsidiary companies may, in accordance with the principles stated above, acquire shares in their holding company up to a total maximum of 10% of the issued shares of the holding company. A subsidiary may not exercise voting rights in respect of its shares in its holding company, unless the subsidiary is acting in a representative capacity or as a trustee.

        The JSE listing requirements provide that a company may only conduct a specific repurchase subject to the following conditions, among others:

  •
  in the case of an offer to all shareholders, that the offer be pro rata to their existing holdings, or from shareholders specifically named; and

  •
  that authorisation be given in terms of a special resolution of the company by the shareholders, excluding controlling shareholders, their associates, any party acting in concert and any shareholder that is participating in the repurchase and is not regarded as being public.

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

        Upon winding up, any part of our assets, including any shares or securities of other companies, may, with the sanction of a special resolution of our shareholders, be divided in specie among our shareholders or may, with the same sanction, be vested in trustees for the benefit of such shareholders, and the liquidation of the company may be finalised and the company dissolved.

Form and transfer of shares

        In accordance with the Share Transactions Totally Electronic (STRATE) settlement system of the JSE, Sasol ordinary shares were dematerialised as of 19 November 2001. STRATE introduced the dematerialisation of share certificates in a central securities depository and contractual rolling and electronic settlement. Shares traded electronically in STRATE are settled five days after trade.

        The dematerialisation of shares has not been mandatory and, although the majority of our share capital has been dematerialised, shareholders who have elected to do so have still retained their share certificates. Transfer of shares in certificated form is effected by means of a deed.

10.C    Material contracts

        We do not have any material contracts, other than contracts entered into in the ordinary course of business.

10.D    Exchange controls

        The following is a general outline of South African exchange controls. This outline may not apply to former residents of South Africa. Investors should consult a professional advisor as to the exchange control implications of their particular investments.

        South African law provides for exchange control regulations which are administered by the Exchange Control Department of the South African Reserve Bank (SARB) and are applied throughout the Common Monetary Area (South Africa, the Kingdoms of Lesotho and Swaziland and the Republic

of Namibia) and regulate transactions involving South African residents, including natural persons and legal entities.

        The Government has from time to time stated its intention to relax South Africa's exchange control regulations when economic conditions permit such action. In recent years, the Government has incrementally relaxed aspects of exchange control for financial institutions and individuals. It is, however, impossible to predict with any certainty when the government will remove exchange controls in their entirety.

        The comments below relate to exchange controls in force at the date of this annual report. These controls are subject to change at any time without notice.

Overseas financing and investments

        Overseas debt.    We, and our South African subsidiaries, need SARB approval to raise foreign loans since the country will be placing itself in a position where the foreign creditor has a call on the country's foreign exchange reserves at the time of repayment. This also applies to loan commitments as a result of the non-payment of imports or services rendered.

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

        Overseas investments.    Under current exchange control regulations, we, and our South African subsidiaries, can invest overseas only if the investment meets certain criteria including one of national interest, as determined by the SARB. In accordance with the latest amendments to the South African exchange control regulations there is no limitation placed on us with regard to the amount of funds that we can transfer from South Africa for an approved overseas investment. The SARB may, however, request us to stagger the capital outflows relating to large foreign investments in order to limit the impact of such outflows on the South African economy and the foreign exchange market.

        The SARB also requires us to provide them with the annual financial statements of our foreign subsidiaries.

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

        Transfer of shares and ADSs.    Under South African exchange control regulations, our shares and ADSs are freely transferable outside South Africa among persons who are not residents of the Common Monetary Area. Additionally, where shares are sold on the JSE on behalf of our shareholders who are not residents of the Common Monetary Area, the proceeds of such sales will be freely exchangeable into foreign currency and remittable to them. SARB may also require a review to establish that the shares have been sold at market value and arm's length. Any share certificates held by non-resident shareholders will be endorsed with the words "non-resident". The same endorsement, however, will not be applicable to ADSs held by non-resident shareholders.

10.E    Taxation

South African taxation

        The following discussion summarises the South African tax consequences of the ownership and disposition of shares or ADSs by a US holder (as defined below). This summary is based upon current South African tax law and the convention between the governments of the United States and the Republic of South Africa for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income and capital gains, signed on 17 February 1997 (the Treaty). In addition, this summary is based in part upon representations of the Depositary, and assumes that each obligation provided for in, or otherwise contemplated by the Deposit Agreement and any related agreement, will be performed in accordance with its respective terms.

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

STC is a recognised form of tax in terms of the Treaty, but is not a withholding tax on dividends. South Africa currently does not impose any withholding tax or any other form of tax on dividends paid to US holders with respect to shares or ADSs. The Minister of Finance, however, in his Budget Speech delivered during February 2007, announced that the rate of STC would be reduced to 10% with effect from 1 October 2007 and, thereafter, with effect from a date to be determined, STC would be replaced by a dividend withholding tax imposed on shareholders. The effective date is expected to be during the the latter part of 2008 in order to afford the Ministry of Finance time to renegotiate appropriate double taxation conventions to permit the imposition of such a tax on foreign shareholders.

        Should South Africa decide in the future to impose a withholding tax on dividends paid to a US holder with respect to shares or ADSs, the Treaty, as it currently stands, and in the absence of any renegotiation, would limit the rate of this tax to 5% of the gross amount of the dividends, if a US corporate holder holds directly at least 10% of the voting stock of Sasol and to 15% of the gross amount of the dividends in all other cases.

Taxation of gains on sale or other disposition

        Prior to 1 October 2001, in the absence of a capital gains tax, gains realised on the sale or other disposition of shares held by a US holder as a capital asset were not subject to taxation in South Africa. From 1 October 2001, South Africa has introduced a tax on capital gains, which only applies to South African residents and to non-residents if the sale is attributable to a permanent establishment of the non-resident. The meaning of the word "resident" is different for individuals and corporations and is governed by the South African Income Tax Act of 1962 (the Act) and by the Treaty. In the event of conflict the Treaty would prevail. In terms of the Act and the Treaty, a US holder of shares or ADSs will not be subject to capital gains tax on the disposal of securities held as capital assets unless such securities constitute the assets linked to a permanent establishment in South Africa. In contrast, gains on the disposal of securities which are not capital in nature are usually subject to income tax. However, even in the latter case, a US holder will not be subject to income tax unless the US holder carries on business in South Africa through a permanent establishment situated therein. In such a case, this gain may be subject to tax in South Africa, but only so much as is attributable generally to that permanent establishment for so long as it does not constitute a share repurchase resulting in the purchase price being seen to be a dividend.

Stamp duty and uncertified securities tax

        Stamp duty and uncertificated securities tax on the issue of securities was abolished with effect from 1 January 2006. On a subsequent registration or transfer of shares, stamp duty is generally payable for shares not sold through the JSE, the exchange conducted by JSE and uncertificated securities tax, or UST, is generally payable for on-market transactions (shares sold through the JSE in dematerialised form), each at 0.25% of the market value of the shares concerned. Stamp duty is payable in South Africa regardless of whether the transfer is executed within or outside South Africa. A transfer of a dematerialised share can only occur in South Africa. There are certain exceptions to the payment of stamp duty where, for example, the instrument of transfer is executed outside of South Africa and registration of transfer is effected in any branch register kept by the relevant company, subject to certain provisions set forth in the South African Stamp Duties Act of 1968. It was proposed in the 2007 Budget that, for ease of administration, a single securities tax will be introduced which will be applicable to all secondary transfers of shares.

        Although technically, under the terms of current legislation, it could be interpreted that transfers of ADSs between non-residents of South Africa could attract either stamp duty or UST, such transfers have not to date attracted either stamp duty or UST. However, if securities are withdrawn from the deposit facility or the relevant deposit agreement is terminated, either stamp duty or UST will be payable on the subsequent transfer of the shares. An acquisition of shares from the Depositary in exchange for ADSs representing the relevant underlying securities will also render an investor liable to pay South African stamp duty or UST in South Africa at the same rate as stamp duty or UST on a subsequent transfer of shares, upon the registration of the investor as the holder of the applicable shares on the company's register.

Result of investigation of possible reforms to the fiscal regime applicable to windfall profits in South Africa's liquid fuel energy sector

        A discussion document was released during July 2006 by the Task Team appointed by the Minister of Finance (the Minister) to assess possible reforms to the fiscal regime applicable to windfall profits in South Africa's Liquid Fuel Energy Sector, with particular reference to the synthetic fuel industry.

        During August 2006, we publicly released a comprehensive written submission in response to the discussion document and also presented our views in an oral presentation to the members of the Task Team. We believed that we did not meet the criteria formulated by the Task Team for the imposition of a windfall profits tax and did not believe that such a tax would support government's policy objectives of rewarding beneficiation and providing energy security. Further, we did not believe that a windfall tax would benefit the consumer by achieving lower fuel prices. The Task Team handed its Report containing its recommendations to the Minister on 9 February 2007. The Task Team proposed an additional tax on existing synthetic fuel producer volumes, on a progressive sliding rate, according to a formula linked to the oil price together with a progressive incentive regime for investments in new synthetic fuel and biofuel plants. The Minister announced in his 2007 Budget Speech that, although Government was of the view that there was merit in the Task Team's proposals, he would only make a final decision, by July 31, 2007, after consulting with the industry and considering comments from all stakeholders. We made both verbal and written submissions to the National Treasury in response to the Task Team's report.

        On 6 August 2007, the Minister announced that the National Treasury would not pursue a windfall tax on the South African liquid fuels industry and that it will explore a levy on refined products to contribute to the construction of excess capacity in relation to the proposed new multi-product pipeline in South Africa.

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

        This summary does not address all aspects of US federal income taxation that may apply to holders that are subject to special tax rules, including US expatriates, insurance companies, tax-exempt organisations, banks, financial institutions, regulated investment companies, persons subject to the alternative minimum tax, securities-broker dealers, traders in securities who elect to apply a mark-to-market method of accounting, investors that actually or constructively own 10% or more of the share capital or voting stock of Sasol, persons holding their shares or ADSs as part of a straddle, hedging transaction or conversion transaction, persons who acquired their shares or ADSs pursuant to the exercise of employee stock options or similar derivative securities or otherwise as compensation, or persons whose functional currency is not the US dollar. Such holders may be subject to US federal income tax consequences different from those set forth below.

        As used herein, the term "US holder" means a beneficial owner of shares or ADSs that is

  (a)
  a citizen or individual resident of the United States for US federal income tax purposes;

  (b)
  a corporation (or other entity taxable as a corporation for US federal income tax purposes) created or organised in or under the laws of the United States or any state thereof;

  (c)
  an estate whose income is subject to US federal income taxation regardless of its source; or

  (d)
  a trust if a court within the United States can exercise primary supervision over the administration of the trust and one or more US persons are authorised to control all substantial decisions of the trust.

        If a partnership (or other entity treated as a partnership for US federal income tax purposes) holds shares or ADSs, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. A partner in a partnership that holds shares or ADSs is urged to consult its own tax advisor regarding the specific tax consequences of the ownership and disposition of the shares or ADSs.

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

        For US federal income tax purposes, a US holder of ADSs should be treated as owning the underlying shares represented by those ADSs. The following discussion (except where otherwise expressly noted) applies equally to US holders of shares and US holders of ADSs. Furthermore, deposits or withdrawals of shares by a US holder for ADSs or ADSs for shares will not be subject to US federal income tax.

Taxation of dividends

        The gross amount of any distributions, including the amount of any South African withholding tax thereon, paid to a US holder by Sasol generally will be taxable as dividend income to the US holder for US federal income tax purposes, based on the US dollar value of the distribution calculated by reference to the spot rate in effect on the date the distribution is actually or constructively received by the US holder, in the case of shares, or by the Depositary, in the case of ADSs. For foreign tax credit limitation purposes, dividends paid by Sasol will constitute income from sources outside the United States. Dividends paid by Sasol will not be eligible for the dividends-received deduction generally allowed to US corporations in respect of dividends received from other US corporations. At present, South Africa does not impose a withholding tax on dividends or any other form of tax on dividends paid to US holders with respect to shares. The South African government, however, has recently announced its intent to enact a dividend withholding tax, which is expected to be phased in during 2008 and 2009. See "Taxation—South African taxation—Taxation of dividends". Once the dividend withholding tax becomes effective, US holders who are eligible for benefits under the current Treaty will be subject to a maximum tax of 15 percent on the gross amount of dividend distributions paid by Sasol.

        The amount of any distribution paid in foreign currency, including the amount of any South African withholding tax thereon, will be included in the gross income of a US holder of shares in an amount equal to the US dollar value of the foreign currency calculated by reference to the spot rate in effect on the date of receipt, regardless of whether the foreign currency is converted into US dollars. If the foreign currency is converted into US dollars on the date of receipt, a US holder of shares generally should not be required to recognise foreign currency gain or loss in respect of the dividend. If the foreign currency received in the distribution is not converted into US dollars on the date of receipt, a US holder of shares will have a basis in the foreign currency equal to its US dollar value on the date of receipt.

        Any gain or loss recognised upon a subsequent conversion or other disposition of the foreign currency will be treated as US source ordinary income or loss. In the case of a US holder of ADSs, the amount of any distribution paid in a foreign currency ordinarily will be converted into US dollars by the Depositary upon its receipt. Accordingly, a US holder of ADSs generally will not be required to recognised foreign currency gain or loss in respect of the distribution. Special rules govern and specific elections are available to accrual method taxpayers to determine the US dollar amount includable in income in the case of taxes withheld in a foreign currency. Accrual basis taxpayers therefore are urged to consult their own tax advisors regarding the requirements and elections applicable in this regard.

        Subject to certain limitations, South African withholding taxes, if any, will be treated as foreign taxes eligible for credit against a US holder's US federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by Sasol with respect to shares or ADSs generally will constitute foreign source "passive category income" or, in the case of certain US holders, "general income". For taxable years beginning before 1 January 2007, dividend income generally will constitute "passive income", or in the case of certain US holders, "financial services income'. The use of foreign tax credits is subject to complex conditions and limitations. In lieu of a credit, a US holder who itemises deductions may elect to deduct all of such holder's foreign taxes in the taxable year. A deduction for foreign taxes is not subject to the same limitations applicable to foreign tax credits. US holders are urged to consult their own tax advisors regarding the availability of foreign tax credits.

        Certain US holders (including individuals) are eligible for reduced rates of US federal income tax (at a maximum rate of 15%) in respect of "qualified dividend income" received in taxable years beginning before 1 January 2011. For this purpose, qualified dividend income generally includes dividends paid by a non-US corporation if, among other things, the US holders meet certain minimum holding periods and the non-US corporation satisfies certain requirements, including that either:

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

        The US Treasury has expressed concern that parties to whom ADSs are released may be taking actions that are inconsistent with the claiming of creditability of South African withholding taxes or the reduced tax rates in respect of qualified dividends by US holders of ADSs. Accordingly, the analysis of the foreign tax credits or availability of qualified dividend treatment could be affected by future actions that may be taken by the US Treasury with respect to ADSs.

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

        Upon a sale, exchange or other disposition of shares or ADSs, a US holder generally will recognise capital gain or loss for US federal income tax purposes in an amount equal to the difference between the US dollar value of the amount realised on the disposition and the US holder's adjusted tax basis, determined in US dollars, in the shares or ADSs. Such gain or loss generally will be US source gain or loss, and generally will be treated as a long-term capital gain or loss if the holder's holding period in the shares or ADSs exceeds one year at the time of disposition. The deductibility of capital losses is subject to significant limitations. If the US holder is an individual, any capital gain generally will be subject to US federal income tax at preferential rates if specified minimum holding periods are met.

Passive foreign investment company considerations

        Sasol believes that it will not be classified as a Passive Foreign Investment Company (PFIC) for US federal income tax purposes for the taxable year ended 30 June 2007. US holders are advised, however, that this conclusion is a factual determination that must be made annually and thus may be subject to change. If Sasol were to be classified as a PFIC, the tax on distributions on its shares or ADSs and on any gains realised upon the disposition of its shares or ADSs may be less favourable than as described herein. Furthermore, dividends paid by a PFIC are not "qualified dividend income" and are not eligible for the reduced rates of taxation for certain dividends. US holders should consult their own tax advisors regarding the application of the PFIC rules to their ownership of the shares or ADSs.

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

10.F    Dividends and paying agents

        Not applicable.

10.G    Statement by experts

        Not applicable.

10.H    Documents on display

        All reports and other information that we file with the SEC may be obtained, upon written request, from the Bank of New York, as Depositary for our ADSs at its Corporate Trust office, located at 101 Barclay Street, New York, New York 10286. These reports and other information can also be inspected without charge and copied at prescribed rates at the public reference facilities maintained by the SEC in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. These reports may also be accessed via the SEC's website (www.sec.gov). Also, certain reports and other information concerning us will be available for inspection at the offices of the NYSE. In addition, all the statutory records of the company and its subsidiaries may be viewed at the registered address of the company in South Africa.

10.I    Subsidiary information

        Not applicable. For a list of our subsidiaries see Exhibit 8.1 to this annual report on Form 20-F.

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        As a group, we are exposed to various market risks associated with our underlying assets, liabilities and anticipated transactions. We continuously monitor these exposures and enter into derivative financial instruments to reduce these risks. We do not enter into derivative transactions on a speculative basis. All fair values have been determined using current market pricing models.

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

        The following tables present maturity analysis of our forward exchange contracts and cross currency swaps at 30 June 2007 for operations:

Forward exchange contracts

								Fair value loss at
	Expected maturity date
								30 June 2007	30 June 2006
	2008	2009	2010	2011	2012	Thereafter	Total
	(Rand equivalent in millions)
US$—contract amount	3,169	5	—	—	—	—	3,174	26	90
Average contractual exchange rate	7.16
Euro—contract amount	318	—	—	—	—	—	318	1	46
Average contractual exchange rate	9.46
GBP—contract amount	96	—	—	—	—	—	96	—	1
Average contractual exchange rate	14.16
Other currencies—contract amount	172	—	—	—	—	—	172	8	—

Total	3,755	5	—	—	—	—	3,760	35	137

Cross currency swaps

								Fair value gain/(loss) at
	Expected maturity date
								30 June 2007	30 June 2006
	2008	2009	2010	2011	2012	Thereafter	Total
	(Rand equivalent in millions—notional amounts)
US$ to Rand swaps	31	62	62	63	156	—	374	39	—
Euro to US$ swaps	479	—	—	—	—	—	479	(130)	(385)
Euro to Rand swaps	1,443	—	1,209	—	—	—	2,652	183	143
Other	38	76	76	75	76	113	454	22	76

Commodity price risk

        We make limited use of derivative instruments, including commodity swaps, options and futures contracts of short duration as a means of mitigating price and timing risks on crude oil and other energy-related product purchases and sales. In effecting these transactions, the group entities concerned operate within procedures and policies designed to ensure that risks including those relating to the default of counter parties are minimised.

        The hedging transactions are linked to underlying current and future physical transactions and the group recorded a loss of R197 million at 30 June 2007 regarding the zero cost collar held at this date (refer to "Item 5A—Operating results—Fluctuations in refining margins and crude oil, natural gas and petroleum products prices").

        The following hedging instruments were in place in respect of crude oil futures and other raw materials at 30 June 2007 for operations:

								Fair value gain/(loss) at
	Expected maturity date
								30 June 2007	30 June 2006
	2008	2009	2010	2011	2012	Thereafter	Total
	(Rand equivalent in millions)
Future contracts
Oil futures (US$)	89	—	—	—	—	—	89	1	(3)
Zero cost collar								(197)	(93)
Call options sold (US$)	9,111	—	—	—	—	—	9,111
Put options bought (US$)	7,414	—	—	—	—	—	7,414
Options sold
Other	—	—	—	—	—	—	—	—	3

Interest rate risk

        We monitor exposure to interest rate risk on borrowings and cash deposits on a continuous basis. At 30 June 2007, we had approximately R19.5 billion of total debt arrangements outstanding.

        The following is a breakdown of our debt arrangements and a summary of fixed versus floating interest rate exposures for operations.

Liabilities—notional	2008	2009	2010	2011	2012	Thereafter	Total
	(Rand in millions)
Fixed rate (Rand)	2,032	56	90	91	64	231	2,564
Average interest rate	10.6%	10.8%	10.6%	10.3%	10.1%	9.8%
Variable rate (Rand)	641	487	498	504	511	2,480	5,121
Average interest rate	11.8%	11.7%	11.7%	11.7%	11.6%	11.8%
Fixed rate (US$)	272	225	295	320	262	1,562	2,936
Average interest rate	4.2%	4.1%	4.1%	4.1%	3.9%	3.9%
Variable rate (US$)	43	105	93	93	112	118	564
Average interest rate	5.4%	5.4%	5.4%	5.4%	5.4%	5.4%
Fixed rate (Euro)	108	105	2,953	98	99	—	3,363
Average interest rate	3.3%	3.3%	3.3%	2.6%	2.6%	—
Variable rate (Euro)	2,724	366	468	169	179	480	4,386
Average interest rate	5.4%	5.4%	5.4%	5.4%	5.4%	5.5%
Fixed rate (other currencies)	190	—	—	—	—	—	190
Average interest rate	22%	—	—	—	—	—
Variable rate (other currencies)	158	214	—	—	30	—	402
Average interest rate	9.0%	12.3%	—	—	4.5%	—

Total	6,168	1,558	4,397	1,275	1,257	4,871	19,526

        We enter into interest rate derivatives, particularly interest rate swaps to mitigate interest rate exposures and to achieve improved predictability of cash flows on a project-by-project basis.

        The following interest rate derivative contracts were outstanding at 30 June 2007 for operations:

	Expected maturity date
								Fair value gain/(loss) at 30 June2007
	2008	2009	2010	2011	2012	Thereafter	Total
	(Rand equivalent in millions—notional amounts)
Fixed to receive floating (Rand)	625	813	—	—	—	—	1,438	46
Fixed to receive floating (US$)	690	—	—	—	—	—	690	6
Rand cap	114	113	—	—	—	—	227	1

Total	1,429	926	—	—	—	—	2,355	53

        Our South African operations are vulnerable to adverse changes in short-term domestic interest rates, as a result of the emerging market status of the South African financial markets.

        At 30 June 2007, we were exposed to changes in interest rates on R8,345 million. A change in interest rates of 100 basis points per annum would therefore have an effect of R83.5 million on our incurred interest expense.

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        Not applicable.

PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        Not applicable.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        Not applicable.

ITEM 15.    CONTROLS AND PROCEDURES

  (a)
  Disclosure controls and procedures

          The company's Chief Executive and Chief Financial Officer, based on their evaluation of the effectiveness of the group's disclosure controls and procedures (required by paragraph (b) of 17 CFR 240.13a-15) as of the end of the period covered by this annual report of Form 20-F, have concluded that, as of such date, the company's disclosure controls and procedures were effective.

  (b)
  Management's annual report on internal control over financial reporting

          Management of Sasol is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended. Under Section 404 of the Sarbanes-Oxley Act of 2002, management is required to assess the effectiveness of Sasol's internal control over financial reporting as of the end of each fiscal year and report, based on that assessment, whether the Company's internal control over financial reporting is effective.

          Sasol's internal control over financial reporting is a process designed under the supervision of the chief executive and chief financial officer to provide reasonable assurance as to the reliability of Sasol's financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

          Internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting practice, and that receipts and expenditures are being made only in accordance with authorisations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use or disposition of assets that could have a material effect on the financial statements.

          Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

          Management assessed the effectiveness of Sasol's internal control over financial reporting as of 30 June 2007. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in "Internal Control—Integrated Framework". Based on this assessment, our management has determined that, as of 30 June 2007, Sasol's internal control over financial reporting was effective.

          Our management's assessment of the effectiveness of Sasol's internal control over financial reporting as of 30 June 2007 has been audited by KPMG Inc., an independent registered public accounting firm, as stated in their report appears below in Item 15 (c).

  (c)
  Attestation report of the registered public accounting firm

        The Board of Directors and Shareholders of Sasol Limited:

          We have audited management's assessment, included in item 15 (b) above, that Sasol Limited maintained effective internal control over financial reporting as of 30 June, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Sasol Limited's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

          We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

          A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorisations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

          Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

          In our opinion, management's assessment that Sasol Limited maintained effective internal control over financial reporting as of 30 June 2007, is fairly stated, in all material respects, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, Sasol Limited maintained, in all material respects, effective internal control over financial reporting as of 30 June 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

          We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the accompanying consolidated balance sheets of Sasol Limited (Group) as of 30 June 2007 and 30 June 2006, and the related consolidated statements of income, cash flows and changes in shareholders' equity for each of the years in the three-year period ended 30 June 2007, and our report dated 21 November 2007 expressed an unqualified opinion on those consolidated financial statements.

  /s/ KPMG Inc
  Registered Auditors

  Johannesburg, South Africa

  21 November 2007

  (d)
  Changes in internal control over financial reporting
          There were no changes in our internal control over financial reporting that occurred during the year ended 30 June 2007 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting, other than improvements made to our internal control systems we have implemented to ensure that we meet the requirements of Section 404 of the Sarbanes-Oxley Act of 2002.

ITEM 16.

Item 16A.    Audit committee financial expert

        Following the retirement of Mr. Warren Clewlow on 31 December 2006, Mr. Brian Connellan, the chairman and an independent member of the audit committee, was determined by our board to be an audit committee financial expert within the meaning of the Sarbanes-Oxley Act, in accordance with the Rules of the NYSE and the SEC.

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

        The principles contained in the code have been communicated throughout the group and are available on our internet website. Our website address is www.sasol.com and the code is located in the "explore sasol" section.

        An ethics hotline, operated by an independent service provider, has been in operation since 2002. The hotline provides an independent facility for stakeholders of our company, including our employees, suppliers and customers, to report anonymously fraud, statutory malpractice and other crimes, deviations from the procurement policy, financial and accounting reporting irregularities and other irregularities. These calls are monitored and the progress on their resolution is reported to the audit committee on a regular basis.

Item 16C.    Principal accountant fees and services

        The following table sets forth the aggregate audit and audit-related fees, tax fees and all other fees billed by our principal accountants (KPMG Inc.) for each of the 2007 and 2006 years:

	Audit fees	Audit-related fees	Tax fees	All other fees	Total(1)
	(rand millions)
2007	69	6	3	2	80
2006	32	3	3	25	63

    (1)
    In respect of our audit committee approval process, all of the non-audit and audit fees paid to KPMG Inc. have been approved by the audit committee.

        Audit fees consist of fees billed for the annual audit of the company's consolidated financial statements, review of the group's internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act and the audit of statutory financial statements of the company's subsidiaries, including fees billed for assurance and related services that are reasonably related to the performance of the audit or reviews of the company's financial statements that are services that only an external auditor can reasonably provide.

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

        All other fees consist of fees billed which are not included under audit fees, audit related fees or tax fees. Specifically included in other fees for 2006 is R23 million in respect of the due diligence performed for the planned divestiture of the Sasol Olefins & Surfactants business. Following an announcement in March 2007, the disposal process has been terminated.

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

        The approval policy provides for categorical approval of permissible non-audit services and requires the specific pre-approval by the audit committee, prior to engagement, of such services, other than audit services covered by the annual audit engagement letter, provided that all such fees must be less than 20% of the total audit fees for Sasol's annual audit engagement, unless otherwise directed by the audit committee. During 2006, this 20% was exceeded due to the fees relating to the due diligence performed for the proposed divestiture of the Sasol Olefins and Surfactants business. In addition, services to be provided by the independent accountants that are not within the category of approved services must be approved by the audit committee prior to engagement, regardless of the service being requested and the amount, but subject to the restriction above.

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

        No work was performed by persons other than the principal accountant's employees on the principal accountant's engagement to audit Sasol Limited's financial statements for 2007.

Item 16D.    Exemptions from the listing standard for audit committees

        Not applicable.

Item 16E.    Purchases of equity securities by the issuer and affiliated purchases

Period	Total number of shares repurchased	Average price paid per share	Shares cancelled under the share repurchase programme	Total number of shares purchased as part of publicly announced programmes	Maximum number of shares that may yet be purchased under the programmes(1)
For the year ended 30 June 2007
Balance at 30 June 2006	60,111,477	—	—	60,111,477	—
2006-07-01 to 2006-07-31	—	—	—	—	—
2006-08-01 to 2006-08-31	—	—	—	—	—
2006-09-01 to 2006-09-30	—	—	—	—	—
2006-10-01 to 2006-10-31	—	—	(60,111,477)	(60,111,477)	—
2006-11-01 to 2006-11-30	—	—	—	—	62,478,335
2006-12-01 to 2006-12-05	—	—	—	—	62,478,335
2006-12-06 to 2006-12-31	—	—	—	—	62,478,335
2007-01-01 to 2007-01-31	—	—	—	—	62,478,335
2007-02-01 to 2007-02-28	—	—	—	—	62,478,335
2007-03-01 to 2007-03-31	3,247,867	233.17	—	3,247,867	59,230,468
2007-04-01 to 2007-04-30	4,256,952	232.99	—	4,256,952	54,973,516
2007-05-01 to 2007-05-31	1,412,138	259.13	—	1,412,138	53,561,378
2007-06-01 to 2007-06-30	6,002,635	245.24	—	6,002,635	47,558,743

	14,919,592		(60,111,477)	14,919,952

(1)
The authorisation given to directors to undertake a repurchase of 10% of the issued securities on 24 November 2004, expired on 2 December 2005, and was not renewed until 3 October 2006.

        As at 30 June 2006, Sasol Investment Company (Pty) Limited (SIC), a wholly-owned subsidiary of Sasol Limited, held 60,111,477 shares representing 8.80% of the issued share capital of the company, which had been repurchased on the open market at an average price of R60.67 per share from 9 May 2000. Pursuant to a specific authority granted by shareholders at a meeting of shareholders held on 3 October 2006, the company repurchased these shares from SIC on 6 October 2006 whereupon they were cancelled and restored to authorised share capital.

        As at 29 June 2007, a total of 14,919,592 shares, representing 2.4% of the issued share capital of the company, had been repurchased by SIC since 7 March 2007 at an average price of R245.24 per share. These shares are held as treasury shares and do not carry any voting rights.

  a.
  At the general meeting of 3 October 2006 and the annual general meeting of 23 November 2006, the shareholders authorised the directors to undertake a repurchase of issued securities limited to a maximum of 10% of the company's issued securities at the time that the authority was granted. For more information on the general requirements for trading in own shares refer to "Item 10.B Memorandum and Articles of Association".

  b.
  The repurchase is limited to a maximum of 10% of the company's issued securities at the time the authority was granted and no acquisition can be made at a price more than 10% above the weighted average of the market value of the securities for the 5 business days immediately preceding the date of such acquisition.

  c.
  In terms of the South African Companies Act, 1973 the general authority granted to the directors by shareholders on 23 November 2006 to acquire the company's issued securities will be valid only until the company's next annual general meeting, which is scheduled for 30 November 2007. The general authority granted to the directors on 3 October 2006 expired at the annual general meeting held on 23 November 2006. In terms of the South African Companies Act, 1973 the authorisation is only valid until the next annual general meeting following the grant of such a general approval.

  d.
  No programme was terminated prior to the expiration date.

PART III

ITEM 17.    FINANCIAL STATEMENTS

        Sasol is furnishing financial statements pursuant to the instructions of Item 18 of Form 20-F.

ITEM 18:    FINANCIAL STATEMENTS

        The following consolidated financial statements, together with the auditor's report of KPMG Inc are filed as part of this annual report on Form 20-F:

Index to Consolidated Financial Statements for the years ended 30 June 2007, 2006 and 2005

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Sasol Limited:

        We have audited the accompanying consolidated balance sheets of Sasol Limited and its subsidiaries (Group) as of 30 June 2007 and 30 June 2006, and the related consolidated income statements, cash flow statements and statements of changes in shareholders' equity for each of the years in the three-year period ended 30 June 2007. These consolidated financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sasol Limited and its subsidiaries as of 30 June 2007 and 30 June 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended 30 June 2007, in conformity with International Financial Reporting Standards as approved by the International Accounting Standards Board.

        International Financial Reporting Standards as approved by the International Accounting Standards Board vary in certain significant respects from U.S. generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in Note 67 to the consolidated financial statements.

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Group's internal control over financial reporting as of 30 June 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated 21 November 2007, expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

/s/ KPMG Inc.
Registered Auditors

Johannesburg, South Africa

21 November 2007

Sasol Limited and its subsidiaries

Consolidated Balance Sheets

at 30 June

	Note	2007	2007	2006

		Unaudited US$m*	Rm	Restated Rm
ASSETS
Property, plant and equipment	7	7,300	50,515	39,826
Assets under construction	8	3,556	24,611	23,176
Goodwill	9	85	586	266
Other intangible assets	10	91	629	775
Investments in securities	11	68	472	394
Investments in associates	12	100	692	636
Post-retirement benefit assets	13	52	363	80
Long-term receivables and prepaid expenses	14	242	1,674	1,012
Long-term financial assets	15	43	296	251
Deferred tax assets	27	122	845	691

Non-current assets		11,659	80,683	67,107

Investments in securities	11	10	70	72
Assets held for sale	16	48	334	12,115
Inventories	17	2,081	14,399	8,003
Trade receivables	18	2,129	14,733	10,402
Other receivables and prepaid expenses	19	318	2,191	1,593
Short-term financial assets	20	3	22	180
Cash restricted for use	21	93	646	584
Cash	21	865	5,987	3,102

Current assets		5,547	38,382	36,051

Total assets		17,206	119,065	103,158

EQUITY AND LIABILITIES
Shareholders' equity		8,904	61,617	52,605
Minority interest		239	1,652	379

Total equity		9,143	63,269	52,984

Long-term debt	22	1,930	13,359	15,021
Long-term financial liabilities	23	8	53	—
Long-term provisions	24	547	3,788	3,463
Post-retirement benefit obligations	25	529	3,661	2,461
Long-term deferred income	26	400	2,765	1,698
Deferred tax liabilities	27	1,200	8,304	6,156

Non-current liabilities		4,614	31,930	28,799

Liabilities in disposal groups held for sale	16	5	35	5,479
Short-term debt	28	812	5,621	2,721
Short-term financial liabilities	29	56	383	514
Short-term provisions	30	389	2,693	1,875
Short-term portion of deferred income	26	6	44	10
Tax payable	31	212	1,465	1,899
Trade payables and accrued expenses	32	1,355	9,376	6,602
Other payables	33	535	3,704	1,833
Bank overdraft	21	79	545	442

Current liabilities		3,449	23,866	21,375

Total equity and liabilities		17,206	119,065	103,158

•
US dollar information has been presented for the year ended 30 June 2007 on an unaudited basis solely for the convenience of the reader and is computed at the noon buying rate for customs purposes of R6.92/US dollar, as reported by the Federal Reserve Bank of New York on 28 September 2007.

The accompanying notes form an integral part of these consolidated financial statements.

Sasol Limited and its subsidiaries

Consolidated Income Statements

for the years ended 30 June

	Note	2007	2007	2006	2005

		Unaudited US$m*	Rm	Restated Rm	Restated Rm

Turnover	34	14,180	98,127	82,395	69,239
Cost of sales and services rendered	35	(8,670)	(59,997)	(48,547)	(42,250)

Gross profit		5,510	38,130	33,848	26,989
Other operating income	36	92	639	533	417
Marketing and distribution expenditure		(841)	(5,818)	(5,234)	(5,097)
Administrative expenditure		(881)	(6,094)	(4,316)	(4,212)
Other operating expenditure		(178)	(1,236)	(7,619)	(3,711)
Other expenses		(145)	(1,004)	(7,862)	(3,802)
Translation (losses)/gains	37	(33)	(232)	243	91

Operating profit	38	3,702	25,621	17,212	14,386
Dividends and interest received	41	119	825	341	149
Income from associates	42	59	405	134	184
Borrowing costs	43	(166)	(1,148)	(571)	(587)

Profit before tax		3,714	25,703	17,116	14,132
Taxation	44	(1,178)	(8,153)	(6,534)	(4,573)

Profit		2,536	17,550	10,582	9,559

Attributable to
Shareholders		2,461	17,030	10,406	9,449
Minority interests in subsidiaries		75	520	176	110

		2,536	17,550	10,582	9,559

		US$	Rand	Rand	Rand
Per share information	46
Earnings per share		3.95	27.35	16.78	15.39
Diluted earnings per share		3.90	27.02	16.51	15.22

•
US dollar information has been presented for the year ended 30 June 2007 on an unaudited basis solely for the convenience of the reader and is computed at the noon buying rate for customs purposes of R6.92/US dollar, as reported by the Federal Reserve Bank of New York on 28 September 2007.

The accompanying notes form an integral part of these consolidated financial statements.

Sasol Limited and its subsidiaries

Consolidated Statement of Changes in Shareholders' Equity

for the years ended 30 June

	Share capital (note 47)	Share-based payment reserve (note 45)	Foreign currency translation reserve (note 50)	Investment fair value reserve	Cash flow hedge accounting reserve	Share repurchase programme (note 51)	Retained earnings	Shareholders' equity	Minority interest	Total equity	Total equity unaudited

	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	US$ in millions*
Balance at 30 June 2004	2,892	474	(1,569)	2	(887)	(3,647)	37,764	35,029	371	35,400
Effect of change in accounting policy (note 5)	—	—	—	—	—	—	208	208	—	208

Balance at 30 June 2004 (restated)	2,892	474	(1,569)	2	(887)	(3,647)	37,972	35,237	371	35,608
Shares issued on implementation of share options	311	—	—	—	—	—	—	311	—	311
Share based payment expense	—	137	—	—	—	—	—	137	—	137
Income and expense for year								10,924	(54)	10,870

Profit for year	—	—	—	—	—	—	9,449	9,449	110	9,559
As previously reported							9,437
Effect of change in accounting policy (note 5)							12
Income and expense recognised directly in equity								1,475	(164)	1,311
Effect of translation of foreign operations	—	—	338	—	—	—	—	338	11	349
Negative goodwill written off	—	—	(80)	—	—	—	690	610	—	610
Disposal of businesses	—	—	(25)	—	—	—	—	(25)	—	(25)
Gains on cash flow hedge accounting	—	—	—	—	164	—	—	164	—	164
Losses on cash flow hedges transferred to income statement	—	—	—	—	23	—	—	23	—	23
Losses on cash flow hedges transferred to balance sheet	—	—	—	—	459	—	—	459	—	459
Change in shareholding of subsidiaries	—	—	—	—	—	—	—	—	(175)	(175)
Tax effects	—	—	—	—	(94)	—	—	(94)	—	(94)
Dividends paid	—	—	—	—	—	—	(2,856)	(2,856)	(64)	(2,920)

Balance at 30 June 2005 (restated)	3,203	611	(1,336)	2	(335)	(3,647)	45,255	43,753	253	44,006
Shares issued on implementation of share options	431	—	—	—	—	—	—	431	—	431
Share based payment expense	—	169	—	—	—	—	—	169	—	169
Income and expense for year								11,912	201	12,113

Profit for year	—	—	—	—	—	—	10,406	10,406	176	10,582
As previously reported							10,373
Effect of change in accounting policy (note 5)							33
Income and expense recognised directly in equity								1,506	25	1,531
Effect of translation of foreign operations	—	—	1,149	—	—	—	—	1,149	3	1,152
Losses on cash flow hedge accounting	—	—	—	—	(55)	—	—	(55)	—	(55)
Losses on cash flow hedges transferred to balance sheet	—	—	—	—	475	—	—	475	10	485
Change in shareholding of subsidiaries	—	—	—	—	—	—	—	—	14	14
Tax effects	—	—	(2)	—	(61)	—	—	(63)	(2)	(65)
Dividends paid	—	—	—	—	—	—	(3,660)	(3,660)	(75)	(3,735)

Balance at 30 June 2006 (restated)	3,634	780	(189)	2	24	(3,647)	52,001	52,605	379	52,984	7,657

Sasol Limited and its subsidiaries

Consolidated Statement of Changes in Shareholders' Equity (continued)

for the years ended 30 June

	Share capital (note 47)	Share-based payment reserve (note 45)	Foreign currency translation reserve (note 50)	Investment fair value reserve	Cash flow hedge accounting reserve	Share repurchase programme (note 51)	Retained earnings	Shareholders' equity	Minority interest	Total equity	Total equity unaudited

	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	US$ in millions*
Balance at 30 June 2006 (restated)	3,634	780	(189)	2	24	(3,647)	52,001	52,605	379	52,984	7,657
Shares issued on implementation of share options	332	—	—	—	—	—	—	332	—	332	48
Cancellation of shares	(338)	—	—	—	—	3,647	(3,309)	—	—	—	—
Repurchase of shares	—	—	—	—	—	(3,669)	—	(3,669)	—	(3,669)	(530)
Share based payment expense	—	186	—	—	—	—	—	186	—	186	27
Income and expense for year								16,776	1,681	18,457	2,667
Profit for year	—	—	—	—	—	—	17,030	17,030	520	17,550	2,536
Income and expense recognised directly in equity								(254)	1,161	907	131
Effect of translation of foreign operations	—	—	(258)	—	—	—	—	(258)	—	(258)	(37)
Losses on cash flow hedge accounting	—	—	—	—	(8)	—	—	(8)	—	(8)	(1)
Losses on cash flow hedges transferred to income statement	—	—	—	—	18	—	—	18	—	18	2
Gains on cash flow hedges transferred to balance sheet	—	—	—	—	(10)	—	—	(10)	—	(10)	(2)
Change in shareholding of subsidiaries	—	—	4	—	—	—	—	4	1,161	1,165	169
Dividends paid	—	—	—	—	—	—	(4,613)	(4,613)	(408)	(5,021)	(726)

Balance at 30 June 2007	3,628	966	(443)	2	24	(3,669)	61,109	61,617	1,652	63,269	9,143

*
US dollar information has been presented for the year ended 30 June 2007 on an unaudited basis solely for the convenience of the reader and is computed at the noon buying rate for customs purposes of R6.92/US dollar, as reported by the Federal Reserve Bank of New York on 28 September 2007.

The accompanying notes form an integral part of these consolidated financial statements.

Sasol Limited and its subsidiaries

Consolidated Cashflow Statements

for the years ended 30 June

	Note	2007	2007	2006	2005

		Unaudited US$m*	Rm	Restated Rm	Restated Rm

Cash receipts from customers		14,066	97,339	80,229	67,982
Cash paid to suppliers and employees		(9,958)	(68,914)	(55,702)	(49,080)

Cash generated by operating activities	52	4,108	28,425	24,527	18,902
Investment income	55	153	1,059	444	169
Borrowing costs paid	43	(262)	(1,816)	(1,745)	(1,523)
Tax paid	31	(1,048)	(7,251)	(5,389)	(3,753)

Cash available from operating activities		2,951	20,417	17,837	13,795
Dividends paid	56	(667)	(4,613)	(3,660)	(2,856)

Cash retained from operating activities		2,284	15,804	14,177	10,939

Additions to non-current assets		(1,740)	(12,045)	(13,296)	(12,616)
Additions to property, plant and equipment	7	(223)	(1,544)	(978)	(1,678)
Additions to assets under construction	8	(1,514)	(10,479)	(12,291)	(10,897)
Additions to other intangible assets	10	(3)	(22)	(27)	(41)
Non-current assets sold	57	28	193	542	478
Acquisition of businesses	58	(41)	(285)	(147)	—
Overdraft acquired on acquisition of businesses	58	—	—	(113)	—
Disposal of businesses	59	318	2,200	587	36
Cash/(overdraft) disposed of on disposal of businesses	59	4	33	(1)	(94)
Purchase of investments		(12)	(79)	(62)	(103)
Proceeds from sale of investments		—	—	16	138
(Increase)/decrease in long-term receivables		(80)	(555)	199	(156)

Cash utilised in investing activities		(1,523)	(10,538)	(12,275)	(12,317)

Share capital issued on implementation of share options		48	332	431	311
Share repurchase programme		(530)	(3,669)	—	—
Dividends paid to minority shareholders		(59)	(408)	(75)	(64)
Proceeds from long-term debt	22	148	1,021	2,631	6,586
Repayments of long-term debt	22	(149)	(1,034)	(1,326)	(2,421)
Proceeds from short-term debt	28	277	1,918	973	2,824
Repayments of short-term debt	28	(154)	(1,053)	(3,911)	(4,968)

Cash effect of financing activities		(419)	(2,893)	(1,277)	2,268

Translation effects on cash and cash equivalents of foreign operations	50	(3)	(24)	(133)	(175)

Increase in cash and cash equivalents		339	2,349	492	715
Cash and cash equivalents at beginning of year		469	3,244	3,224	2,509
Net reclassification from/(to) held for sale		72	495	(472)	—

Cash and cash equivalents at end of year	21	880	6,088	3,244	3,224

Comprising
Cash restricted for use	21	94	646	584	1,002
Cash	21	865	5,987	3,102	2,509
Bank Overdraft	21	(79)	(545)	(442)	(287)

		880	6,088	3,244	3,224

•
US dollar information has been presented for the year ended 30 June 2007 on an unaudited basis solely for the convenience of the reader and is computed at the noon buying rate for customs purposes of R6.92/US dollar, as reported by the Federal Reserve Bank of New York on 28 September 2007.

The accompanying notes form an integral part of these consolidated financial statements.

Sasol Limited and its subsidiaries

Notes to the Consolidated Financial Statements

1    Nature of business and organisation

        Sasol Limited, the holding company of the group, is incorporated and domiciled in the Republic of South Africa and was listed on the JSE Limited on 31 October 1979 and on the New York Stock Exchange on 9 April 2003.

        Sasol is an integrated oil and gas company with substantial chemical interests. Sasol mines coal in South Africa. Through Sasol Synfuels, this coal, along with Mozambican natural gas, is converted into fuels and chemical feedstock using proprietary Fischer-Tropsch (FT) technology.

        The group also has chemical manufacturing and marketing operations in Europe, Asia and the Americas. The larger chemical portfolios include monomers, polymers, solvents, olefins, surfactants, surfactant intermediates, comonomers, waxes, phenolics and nitrogenous products.

        Sasol produces crude oil offshore Gabon and oil and gas production in selected regions around the world, including Mozambique and West Africa. In South Africa, Sasol refines crude oil into liquid fuels and retails liquid fuels and lubricants produced in the Natref refinery and by Sasol Synfuels through a network of Sasol-and Exel-branded retail convenience centres. The group also sells liquid fuels to other distributors in South Africa and export fuels to a few sub-Saharan African countries.

        Natural gas is produced in Mozambique for supply to customers and as feedstock for some of the group's fuel and chemical production in South Africa.

        In January 2007, Sasol started up its first international joint-venture gas-to-liquids (GTL) plant in Qatar. A second GTL plant is under construction in Nigeria, for planned commissioning in 2010. These two GTL plants incorporate the proprietary Sasol Slurry Phase Distillate™ process.

2    Accounting policies

        Sasol Limited is the holding company of the Sasol group (the group) and is domiciled in the Republic of South Africa. The following principal accounting policies were applied by the group for the financial year ended 30 June 2007. Except as otherwise disclosed, these policies are consistent in all material respects with those applied in previous years.

        Where the following financial reporting terms are used in the accounting policies, the terms have the following meaning:

Group structures

Associate	An entity, other than a subsidiary or joint venture, in which the group, holding a material long-term interest, has significant influence over financial and operating policies.
Business unit	An operation engaged in providing similar goods or services that are different to those provided by other operations.
The primary business units are:
South African energy cluster
• Sasol Mining
• Sasol Synfuels
• Sasol Oil
• Sasol Gas

International energy cluster
• Sasol Synfuels International
• Sasol Petroleum International
Chemicals cluster
• Sasol Polymers
• Sasol Solvents
• Sasol Olefins & Surfactants
• Other chemical businesses including:
—Sasol Wax
—Sasol Nitro
—Merisol
—Sasol Infrachem
Classified as 'other businesses' in the segment report
• Sasol Technology
• Sasol Financing
• Corporate head office functions
In the notes to the financial statements, where items classified as "other businesses" are material, the amounts attributable to these businesses have been specified.
Company	A legal business entity registered in terms of the applicable legislation of that country.
Entity	Sasol Limited, a subsidiary, joint venture or associate.
Foreign operation	An entity whose activities are based or conducted in a country or currency other than those of the reporting entity (Sasol Limited).
Group	The group comprises Sasol Limited, its subsidiaries and its interest in joint ventures and associates.
Joint venture	An economic activity over which the group exercises joint control established under a contractual arrangement.
Operation	A component of the group that:
• represents a separate major line of business or geographical area of operation; and
• is distinguished separately for financial and operating purposes
Subsidiary	Any entity over which the group has the power to exercise control.

General accounting terms

Acquisition date	The date on which control in respect of subsidiaries, joint control in joint ventures and significant influence in associates commences.
Assets under construction	A non-current asset which includes expenditure capitalised for work in progress in respect of activities to develop, expand or enhance items of property, plant and equipment, intangible assets and exploration assets.
Cash generating unit	The smallest identifiable group of assets which can generate cash inflows independently from other assets or groups of assets.
Commissioning date	The date that an item of property, plant and equipment, whether acquired or constructed, is brought into use.
Consolidated group financial statements	The financial results of the group which comprise the financial results of Sasol Limited and its subsidiaries, the proportionate interest in the financial results of joint ventures and its interest in associates.
Construction contract	A contract specifically negotiated with a third party for the construction of an asset or a combination of assets that are closely interrelated or interdependent in terms of their design, technology and function or their ultimate purpose or use.
Control	The ability, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain economic benefit from its activities. When assessing the ability to control an entity, the existence and effect of potential voting rights that are presently exercisable or convertible are taken into account.
Discontinued operation	An operation that, pursuant to a single plan, has been disposed of or abandoned or is classified as an operation held for sale.
Discount rate	The rate used for purposes of determining discounted cash flows defined as the yield on AAA credit rated bonds (for entities outside South Africa) and relevant South African Government bonds (for South African entities) that have maturity dates approximating the term of the related cash flows. This pre-tax interest rate reflects the current market assessment of the time value of money. To the extent, in determining the cash flows, the risks specific to the asset or liability are taken into account in determining those cash flows and they are not included in determining the discount rate.
Disposal date	The date on which control in respect of subsidiaries, joint control in joint ventures and significant influence in associates ceases.
Exploration assets	Capitalised expenditure relating to the exploration for and evaluation of mineral resources (coal, oil and gas).
Fair value	The value for which an asset could be exchanged or a liability settled in a market related transaction.

Financial results	Comprise the financial position (assets, liabilities and equity), results of operations (revenue and expenses) and cash flows of an entity and of the group.
Functional currency	The currency of the primary economic environment in which the entity operates.
Long-term	A period longer than twelve months from balance sheet date.
Mineral assets	Capitalised expenditure relating to producing coal, oil and gas properties including development costs and previously capitalised exploration assets.
Presentation currency	The currency in which financial results of an entity are presented.
Qualifying asset	An asset that necessarily takes a substantial period (normally in excess of twelve months) of time to get ready for its intended use.
Recoverable amount	The amount that reflects the greater of the net selling price and value in use that can be attributed to an asset as a result of its ongoing use by the entity. In determining the value in use, expected future cash flows are discounted to their present values using the discount rate.
Related party	Parties are considered to be related if one party directly or indirectly has the ability to control the other party or exercise significant influence over the other party in making financial and operating decisions or is a member of the key management of Sasol Limited.
Revenue	Comprises turnover, dividends received and interest received.
Share-based payment	A transaction in which an entity issues shares, share options or pays cash based on the price of the entity's shares to another party as compensation for goods received or services rendered.
Significant influence	The ability, directly or indirectly, to participate in, but not exercise control over, the financial and operating policy decisions of an entity so as to obtain economic benefit from its activities.
Turnover	Comprises revenue generated by operating activities and includes sales of products, services rendered, license fees and royalties excluding value-added tax, duties and levies.

Financial instrument terms

Available-for-sale financial asset	A financial asset that has been designated as available for sale or a financial asset other than those classified as loans and receivables, held-to-maturity investments or derivative instruments.
An investment intended to be held for an indefinite period of time, which may be sold in response to needs for liquidity or changes in interest rates, is classified as a non-current available-for-sale financial asset.
Cash and cash equivalents	Comprise cash on hand, demand deposits and other short-term highly liquid investments, with a maturity period of three months or less at the date of purchase.
Cash flow hedge	A hedge of the exposure to variability in cash flows that is attributable to a particular risk associated with a recognised asset or liability or a forecasted transaction.
Derivative instrument	A financial instrument:
• whose value changes in response to movements in a specified interest rate, commodity price, foreign exchange rate or similar variable;
• that requires minimal initial net investment; and
• whose terms require or permit settlement at a future date.
Effective interest rate	The derived rate that discounts the expected future cash flows to the current net carrying amount of the financial asset or financial liability.
Equity instrument	Any financial instrument (including investments) that evidences a residual interest in the assets of an enterprise after deducting all of its liabilities.
Financial asset	Cash or cash equivalents, a right to receive cash, an equity instrument or a right to exchange a financial instrument under favourable conditions.
Financial liability	A contractual obligation to pay cash or transfer other benefits or an obligation to exchange a financial instrument under unfavourable conditions. This includes debt.
Held-to-maturity investment	A financial asset with a fixed maturity and fixed or determinable future payments, that management has the positive intent and ability to hold to maturity.
Such a financial asset is classified as a non-current asset, except when it has a maturity within twelve months from the balance sheet date, in which case it is classified as a current asset.
Loans and receivables	A financial asset with fixed or determinable repayments that is not quoted in an active market, other than:
• a derivative instrument; or
• an available-for-sale financial asset.
Monetary asset	An asset which will be settled in a fixed or determinable amount of money.
Monetary liability	A liability which will be settled in a fixed or determinable amount of money.
Transaction date	The date an entity commits itself to purchase or sell a financial instrument.

Statement of compliance

        The consolidated financial statements are prepared in compliance with International Financial Reporting Standards (IFRS) and Interpretations of those standards, as adopted by the International Accounting Standards Board.

        During the current financial year, the following accounting standards, interpretations and amendments to published accounting standards were adopted:

  •
  IAS 19 (Amendment), Employee Benefits; and

  •
  IFRIC 9, Reassessment of Embedded Derivatives.

        The following accounting standards, interpretations and amendments to published accounting standards were adopted prior to their effective dates:

  •
  IFRS 8, Operating Segments;

  •
  IFRIC 10, Interim Financial Reporting and Impairment; and

  •
  IFRIC 11 IFRS 2—Group and Treasury Share Transactions.

        The following accounting standards, interpretations and amendments to published accounting standards which are relevant to Sasol but not yet effective, have not been adopted in the current year:

  •
  IAS 1 (Amendment), Presentation of Financial Statements (added disclosures about an entity's capital);

  •
  IFRS 7, Financial Instruments: disclosures; and

  •
  IFRIC 12, Service Concession Arrangements.

Principal accounting policies

Basis of preparation of financial results

        The consolidated financial statements are prepared using the historic cost convention except that, as set out in the accounting policies below, certain items, including derivatives and available for sale financial assets, are stated at fair value.

        The consolidated financial statements are prepared on the going concern basis.

        Except as otherwise disclosed, these accounting policies are consistent with those applied in previous years.

        These accounting policies are consistently applied throughout the group.

Basis of consolidation of financial results

        The consolidated financial statements reflect the financial results of the group. All financial results are consolidated with similar items on a line by line basis except for investments in associates, which are included in the group's results as set out below.

        Inter-company transactions, balances and unrealised gains and losses between entities are eliminated on consolidation.

        In respect of joint ventures and associates, unrealised gains and losses are eliminated to the extent of the group's interest in these entities. Unrealised gains and losses arising from transactions with associates are eliminated against the investment in the associate.

        Subsidiaries The financial results of subsidiaries are consolidated into the group's results from acquisition date until disposal date. The existence of potential voting rights that are currently exercisable or convertible are also considered when assessing whether the group controls another entity.

        Sasol Italy SpA, a wholly-owned subsidiary, has a statutory year end of 31 May and is include in the consolidated financial statements up to that date. The different year end would not result in a material effect on the consolidated financial statements.

        Joint ventures The proportionate share of the financial results of joint ventures are consolidated into the group's results from acquisition date until disposal date.

        Associates The financial results of associates are included in the group's results according to the equity method from acquisition date until the disposal date.

        Under this method, subsequent to the acquisition date, the group's share of profits or losses of associates is charged to the income statement as equity accounted earnings and its share of movements in equity reserves is recognised in the changes in equity statement. All cumulative post-acquisition movements in the equity of associates are adjusted against the cost of the investment. When the group's share of losses in associates equals or exceeds its interest in those associates, the group does not recognise further losses, unless the group has incurred a legal or constructive obligation or made payments on behalf of those associates.

        Goodwill relating to associates is included in the carrying value of those associates.

        The total carrying value of associates, including goodwill, is evaluated annually for impairment or when conditions indicate that a decline in fair value below the carrying amount is other than temporary. If impaired, the carrying value of the group's share of the underlying assets of associates is written down to its estimated recoverable amount in accordance with the accounting policy on impairment and charged to the income statement as part of equity accounted earnings of those associates.

        Associates whose financial year ends are within three months of 30 June are included in the consolidated financial statements using their most recently audited financial results. Adjustments are made to the associates' financial results for material transactions and events in the intervening period.

Foreign currency translation

        Items included in the financial results of each entity are measured using the functional currency of that entity. The consolidated financial results are presented in rand, which is Sasol Limited's functional and presentation currency.

        Foreign currency transactions Income and expenditure transactions are translated into the functional currency of the entity at the rate of exchange ruling at the transaction date. To the extent that transactions occur regularly throughout the year, they are translated at the average rate of exchange for the year since this is deemed to provide a good approximation of the actual exchange rates at which those transactions occurred.

        Monetary assets and liabilities are translated into the functional currency of the entity at the rate of exchange ruling at the balance sheet date. Foreign exchange gains and losses resulting from the translation and settlement of monetary assets and liabilities are charged to the income statement, except when they relate to cash flow hedging activities in which case these gains and losses are recognised in the changes in equity statement in the hedge accounting reserve.

        Foreign operations The financial results of all entities that have a functional currency different from the presentation currency of their parent entity are translated into the presentation currency. Income and expenditure transactions of foreign operations are translated at the average rate of exchange for the year except for significant individual transactions which are translated at the exchange rate ruling at that date. All assets and liabilities, including fair value adjustments arising on acquisition, are translated at the rate of exchange ruling at the balance sheet date. Differences arising on translation are recognised in the changes in equity statement as a foreign currency translation reserve.

        On consolidation, differences arising from the translation of the net investment in a foreign operation are recognised in the changes in equity statement.

        On disposal of part or all of the investment, the proportionate share of the related cumulative gains and losses previously recognised in the foreign currency translation reserve in the changes in equity statement are included in determining the profit or loss on disposal of that investment charged to the income statement.

Property, plant and equipment

        Property, plant and equipment is stated at cost less accumulated depreciation and impairment. Land is not depreciated.

        The cost of self-constructed assets includes expenditure on materials, direct labour and an allocated proportion of project overheads. Cost also includes the estimated costs of dismantling and removing the assets and site rehabilitation costs to the extent that they relate to the construction of the asset as well as gains or losses on qualifying cash flow hedges attributable to that asset. Costs capitalised for work in progress in respect of activities to develop, expand or enhance items of property, plant and equipment are classified as part of assets under construction.

        Borrowing costs are capitalised on qualifying assets.

        When plant and equipment comprises major components with different useful lives, these components are accounted for as separate items. Expenditure incurred to replace or modify a significant component of plant is capitalised and any remaining book value of the component replaced is written off in the income statement. All other expenditure is charged to the income statement.

        Property, plant and equipment, other than mineral assets, is depreciated to its estimated residual value on a straight-line basis over its expected useful life. Mineral assets are depreciated in accordance with the policy set out below on exploration, evaluation and development. The depreciation methods, estimated remaining useful lives and residual values are reviewed at least annually. The depreciation rates applied are provided in Note 7.

Exploration, evaluation and development

        Oil and gas    The successful efforts method is used to account for oil and gas exploration and evaluation activities.

        Geological and geophysical costs, expenditure relating to dry exploratory wells and the costs of carrying and retaining undeveloped properties are charged to the income statement as incurred.

        On completion of an exploratory well, the entity will be able to determine if it has found oil and gas reserves. The classification of these reserves as proved depends on whether major capital expenditure to develop the property can be justified as a result of sufficient quantities of additional proved oil and gas reserves being identified.

        Oil and gas reserves are classified as proved when, upon analysis of geological and engineering data, it appears with reasonable certainty that these reserves could be recoverable in the future under existing economic and operating conditions.

        The cost of exploratory wells through which potential proved oil and gas reserves are discovered are capitalised as exploration assets in assets under construction. These costs remain capitalised pending the determination of whether proved oil and gas reserves have been found. The following conditions must be met for these costs to remain capitalised:

  •
  Sufficient oil and gas reserves exist to justify the capital expenditure required for the completion of the well as a producing well;

  •
  Drilling of additional exploratory wells is under way or firmly planned for the near future; and

  •
  Sufficient progress is being made in assessing the oil and gas reserves and the economic and operating viability of developing the property.

        Progress in this regard is reassessed at least annually to ensure sufficient justification for carrying such exploration and evaluation expenditure as an asset. If the above conditions are not met or if information is obtained that raises doubt about the economic or operating viability, the costs are charged to the income statement.

        Expenditure incurred to drill and equip development wells on proved properties are capitalised as mineral assets in property, plant and equipment.

        Depreciation of exploration assets and mineral assets on producing oil and gas properties is based on the units-of-production method calculated using estimated proved developed oil and gas reserves, on a field-by-field basis. Depreciation of property acquisition costs, capitalised as part of mineral assets in property, plant and equipment, is based on the units-of-production method calculated using estimated proved oil and gas reserves, on a field-by-field basis.

        Coal mining    Coal mining exploration and evaluation expenditure is charged to the income statement until completion of a final feasibility study supporting proved and probable coal reserves. Expenditure incurred subsequent to proved and probable coal reserves being identified is capitalised as exploration assets in assets under construction.

        Expenditure on producing mines or development properties is capitalised when excavation or drilling is incurred to extend reserves or further delineate existing proven and probable coal reserves.

All development expenditure incurred after the commencement of production is capitalised to the extent that it gives rise to probable future economic benefits.

        Life-of-mine coal assets are depreciated using the units-of-production method. A unit is considered to be produced once it has been removed from underground and taken to the surface, passed the bunker and has been transported by conveyor over the scale at the shaft head. The calculation is based on proved and probable reserves assigned to that specific mine (accessible reserves) or complex which benefit from utilisation of those assets. Inaccessible reserves are excluded from the calculation. Other coal mining assets are depreciated on the straight-line method over their estimated useful lives.

Business combinations

        The purchase method is used when a business is acquired. A business may comprise an entity, group of entities or an unincorporated operation including its operating assets and associated liabilities.

        On acquisition date, fair values are attributed to the identifiable assets, liabilities and contingent liabilities. Minority interest at acquisition date is determined as the minority shareholders' proportionate share of the fair value of the net assets of subsidiaries acquired.

        Fair values of the identifiable assets and liabilities are determined by reference to market values of those or similar items, where available, or by discounting expected future cash flows using the discount rate to present values.

        The cost of acquisition is the fair value of the group's contribution to the business combination in the form of assets transferred, shares issued or liabilities assumed at the acquisition date plus costs directly attributable to the acquisition.

        On acquisition date, goodwill is recognised when the cost of the acquisition exceeds the fair value of the group's interest in the net identifiable assets of the entity acquired. Up to 30 June 2004, goodwill was stated at cost less accumulated amortisation and impairment. With effect from 1 July 2004, goodwill is no longer amortised but subjected to an annual impairment test. Accumulated amortisation written off in previous years was not reversed.

        The profit or loss realised on disposal or termination of an entity is calculated after taking into account the carrying value of any related goodwill.

        To the extent that the fair value of the net identifiable assets of the entity acquired exceeds the cost of acquisition, the excess is charged to the income statement on acquisition date.

Other intangible assets

        Intangible assets, other than goodwill (refer to policy above on business combinations), are stated at cost less accumulated amortisation and impairment.

        These intangible assets are recognised if it is probable that future economic benefits will flow to the entity from the intangible assets and the costs of the intangible assets can be reliably measured.

        Intangible assets with finite useful lives are amortised on a straight-line basis over their estimated useful lives. The amortisation methods and estimated remaining useful lives are reviewed at least annually. Amortisation rates applied are provided in Note 10.

        Intangible assets with indefinite useful lives are not amortised but are tested at least annually for impairment. The assessment that the estimated useful lives of these assets is indefinite is also reviewed at least annually.

        Research and development expenditure is charged to the income statement when incurred.

        Development expenditure relating to the production of new or substantially improved products or processes is capitalised if the products or processes are technically and commercially feasible. All remaining development expenditure is charged to the income statement.

        Cost includes expenditure on materials, direct labour and an allocated proportion of project overheads.

        Software    Purchased software and the direct costs associated with the customisation and installation thereof are capitalised.

        Expenditure on internally-developed software is capitalised if it meets the criteria for capitalising development expenditure.

        Other software development expenditure is charged to the income statement when incurred.

        Patents and trademarks    Expenditure on purchased patents and trademarks is capitalised. Expenditure incurred to extend the term of the patents or trademarks is capitalised. All other expenditure is charged to the income statement when incurred.

        Emission rights    Emission rights (allowances) received from government or a government agency and expenditure incurred on purchasing allowances are capitalised as indefinite life intangible assets at the quoted market price on acquisition date and are subject to an annual impairment test.

Non-current asset or disposal group held for sale

        A non-current asset or disposal group (a business grouping of assets and their related liabilities) is designated as held for sale when its carrying amount will be recovered principally through a sale transaction rather than through continuing use. The classification as held for sale of a non-current asset or disposal group occurs when it is available for immediate sale in its present condition and the sale is highly probable. A sale is considered highly probable if management is committed to a plan to sell the non-current asset or disposal group, an active divestiture programme has been initiated, the non-current asset or disposal group is marketed at a price reasonable to its fair value and the disposal will be completed within one year from classification.

        Upon classification of a non-current asset or disposal group as held for sale it is reviewed for impairment. The impairment charged to the income statement is the excess of the carrying value of the non-current asset or disposal group over its expected net selling price.

        No depreciation is provided on non-current assets from the date they are classified as held for sale.

        If a non-current asset or disposal group is classified as held for sale, but the criteria for classification as held for sale are no longer met, the disclosure of such non-current asset or disposal group as held for sale is ceased.

        On ceasing such classification, the non-current assets are reflected at the lower of:

  •
  the carrying amount before classification as held for sale adjusted for any depreciation or amortisation that would have been recognised had the assets not been classified as held for sale; or

  •
  the recoverable amount at the date the classification as held for sale ceases. The recoverable amount is the amount at which the asset would have been recognised after the allocation of any impairment loss arising on the cash generating unit as determined in accordance with the group's policy on impairment of non-financial assets.

        Any adjustments required to be made on reclassification are charged to the income statement on reclassification, and included in income from continuing operations.

        Where the disposal group was also classified as a discontinued operation, the subsequent classification as held and used also requires that the discontinued operation be included in continuing operations. Comparative information in the income statement relating to the classification as a discontinued operation is restated accordingly.

Impairment of non-financial assets

        The group's non-financial assets, other than inventories and deferred tax, are reviewed biannually or whenever events or changes in circumstances indicate that the carrying value may not be recoverable, to determine whether there is any indication of impairment. An annual impairment test is performed on all goodwill, intangible assets not yet in use and intangible assets with indefinite useful lives.

        The impairment charged to the income statement is the excess of the carrying value over the recoverable amount.

        Recoverable amounts are estimated for individual assets or, where an individual asset cannot generate cash inflows independently, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

        With the exception of goodwill, a previously recognised impairment will be reversed insofar as estimates change as a result of an event occurring after the impairment was recognised. An impairment is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined had no impairment been recognised. A reversal of an impairment is charged to the income statement.

        Exploration assets are tested for impairment when development of the property commences or whenever facts and circumstances indicate impairment. An impairment is recognised for the amount by which the exploration assets' carrying amount exceeds their recoverable amount. For the purpose of assessing impairment, the relevant exploration assets are included in the existing cash-generating units of producing properties that are located in the same geographic region.

Financial assets

        The group classifies its financial assets into the following categories:

  •
  held-to-maturity financial assets;

  •
  loans and receivables;

  •
  available-for-sale financial assets; and

  •
  derivative instruments (set out below).

        The classification is dependent on the purpose for which the financial asset is acquired. Management determines the classification of its financial assets at the time of the initial recognition and re-evaluates such designation at least biannually.

        Financial assets are recognised on transaction date when the group becomes a party to the contracts and thus obtains rights to receive economic benefits and are derecognised when these rights no longer exist.

        Financial assets are stated initially on transaction date at fair value including transaction costs. Held-to-maturity financial assets and loans and receivables are subsequently stated at amortised cost using the effective interest rate method. Available-for-sale financial assets are subsequently stated at fair value at balance sheet date.

        Unrealised gains and losses arising from revaluation of available-for-sale financial assets are recognised in the changes in equity statement as an investment fair value reserve. On disposal or impairment of available-for-sale financial assets, cumulative unrealised gains and losses previously recognised in the changes in equity statement are included in determining the profit or loss on disposal of, or impairment charge relating to, that financial asset, which is charged to the income statement.

        The fair values of financial assets are based on quoted bid prices or amounts derived using a discounted cash flow model. Fair values for unlisted equity securities are estimated using methods reflecting the specific economic circumstances of the investee which would affect the market value of those securities. Equity investments for which fair values cannot be measured reliably are recognised at cost less impairment.

        Premiums or discounts arising from the difference between the fair value of a financial asset and the amount receivable at maturity date are charged to the income statement based on the effective interest rate method.

        An assessment is performed at each balance sheet date to determine whether objective evidence exists that a financial asset is impaired. In the case of available-for-sale financial assets, a significant or prolonged decline in the fair value of the asset below its cost is considered an indicator of impairment. If any such evidence exists, the cumulative loss is removed from the changes in equity statement and charged to the income statement. Impairments charged to the income statement on available-for-sale financial assets are not reversed.

Derivative instruments and hedging activities

        All derivative instruments are initially recognised at fair value and are subsequently stated at fair value at balance sheet date. Resulting gains or losses on derivative instruments, excluding designated and effective hedging instruments, are charged to the income statement.

        The group is exposed to market risks from changes in interest rates, foreign exchange rates and commodity prices. The group uses derivative instruments to hedge its exposure to fluctuations in interest rates, foreign exchange rates and certain commodity prices. To the extent that a derivative instrument has a maturity period of longer than 1 year, the fair value of these instruments will be reflected as a non-current asset or liability.

        The group's criteria for a derivative instrument to be designated as a hedging instrument require that:

  •
  the hedge transaction is expected to be highly effective in achieving offsetting changes in fair value or cash flows attributable to the hedged risk;

  •
  the effectiveness of the hedge can be reliably measured throughout the duration of the hedge;

  •
  there is adequate documentation of the hedging relationship at the inception of the hedge; and

  •
  for cash flow hedges, the forecasted transaction that is the subject of the hedge must be highly probable.

        Where a derivative instrument is designated as a cash flow hedge of an asset, liability or highly probable forecasted transaction, the effective part of any gain or loss arising on the derivative instrument is classified as a cash flow hedge accounting reserve in the changes in equity statement until the underlying transaction occurs. The ineffective part of any gain or loss is charged to the income statement.

        If the forecasted transaction results in the recognition of a non-financial asset or non-financial liability, the associated gain or loss is transferred from the cash flow hedge accounting reserve in the changes in equity statement to the underlying asset or liability on the transaction date. Other cash flow hedge gains or losses are charged to the income statement at the same time as the hedged transaction occurs.

        When forward exchange contracts are entered into as fair value hedges, no hedge accounting is applied. All gains and losses on such contracts are charged to the income statement.

Inventories

        Inventories are stated at the lower of cost and net realisable value.

        Cost includes expenditure incurred in acquiring, manufacturing and transporting the inventory to its present location. Manufacturing costs include an allocated portion of production overheads which are directly attributable to the cost of manufacturing such inventory. The allocation is determined based on the greater of normal production capacity and actual production. The costs attributable to any inefficiencies in the production process are charged to the income statement as incurred.

        Cost is determined as follows:

• Crude oil and other raw materials	First-in-first-out valuation method (FIFO)
• Process, maintenance and other materials	Weighted average purchase price
• Work-in-progress	Manufacturing costs incurred
• Manufactured products including consignment inventory	Manufacturing costs according to FIFO

        Net realisable value is the estimated selling price in the ordinary course of business, less the cost of completion and selling expenses.

Trade and other receivables

        Trade and other receivables are recognised at fair value and subsequently stated at amortised cost. An impairment is recognised when there is evidence that an entity will not be able to collect all amounts due according to the original terms of the receivable. The amount of the impairment is charged to the income statement.

Cash and cash equivalents

        Cash and cash equivalents are stated at carrying value which is deemed to be fair value. For cash flow statement purposes bank overdrafts are offset against cash and cash equivalents.

Cash restricted for use

        Cash which is subject to restrictions on its use is stated separately at carrying value in the balance sheet.

Share capital

        Issued share capital is stated in the changes in equity statement at the amount of the proceeds received less directly attributable issue costs.

Share repurchase programme

        When Sasol Limited's shares are repurchased by a subsidiary, the amount paid, including directly attributable costs, is disclosed as a deduction from shareholders' equity. Where such shares are subsequently reissued, any consideration received is included in the changes in equity statement.

Debt

        Debt, which constitutes a financial liability, includes short-term and long-term debt. Debt is initially recognised at fair value, net of transaction costs incurred and is subsequently stated at amortised cost. Debt is classified as short-term unless an entity has an unconditional right to defer settlement of the liability for at least twelve months after the balance sheet date. Debt is derecognised when the obligation in the contract is discharged, cancelled or has expired. Premiums or discounts arising from the difference between the fair value of debt raised and the amount repayable at maturity date are charged to the income statement as borrowing costs based on the effective interest rate method.

Leases

        Finance leases    Leases where the group assumes substantially all the benefits and risks of ownership, are classified as finance leases. Finance leases are capitalised as property, plant and equipment at the lower of fair value or the present value of the minimum lease payments at the inception of the lease with an equivalent amount being stated as a finance lease liability as part of debt.

        The capitalised amount is depreciated over the asset's useful life. Lease payments are allocated between capital repayments and borrowing costs using the effective interest rate method.

        The land and buildings elements of a lease are considered separately for the purpose of lease classification.

        Operating leases    Leases of assets under which all the risks and benefits of ownership are effectively retained by the lessor are classified as operating leases. Lease payments under an operating lease are charged to the income statement over the lease term on a basis representative of the pattern of use.

Provisions

        A provision is recognised when the group has a legal or constructive obligation arising from a past event that will probably be settled, and a reliable estimate of the amount can be made.

        Long-term provisions are determined by discounting the expected future cash flows to their present value. The increase in discounted long-term provisions as a result of the passage of time is recognised as a borrowing cost in the income statement.

        Environmental rehabilitation provisions    Estimated long-term environmental provisions, comprising pollution control, rehabilitation and mine closure, are based on the group's environmental policy taking into account current technological, environmental and regulatory requirements. The provision for rehabilitation is recognised as and when the environmental liability arises. To the extent that the obligations relate to the construction of an asset, they are capitalised as part of the cost of those assets. The effect of subsequent changes to assumptions in estimating an obligation for which the provision was recognised as part of the cost of the asset is adjusted against the asset. Any subsequent changes to an obligation which did not relate to the initial construction of a related asset are charged to the income statement.

        Decommissioning costs of plant and equipment    The estimated present value of future decommissioning costs, taking into account current environmental and regulatory requirements, is capitalised as part of property, plant and equipment, to the extent that they relate to the construction of the asset, and the related provisions are raised. These estimates are reviewed at least annually. The effect of subsequent changes to assumptions in estimating an obligation for which the provision was recognised as part of the cost of the asset is adjusted against the asset. Any subsequent changes to an obligation which did not relate to the initial construction of a related asset are charged to the income statement.

        Ongoing rehabilitation expenditure    Ongoing rehabilitation expenditure is charged to the income statement.

Employee benefits

        Short-term employee benefits    Short-term employee benefits are those that are paid within 12 months after the end of the period in which the services have been rendered. Remuneration to employees is charged to the income statement. Provision is made for accumulated leave, incentive bonuses and other short-term employee benefits.

        Pension benefits    The group operates or contributes to defined contribution pension plans and defined benefit pension plans for its employees in certain of the countries in which it operates. These plans are generally funded through payments to trustee-administered funds as determined by annual actuarial calculations.

        Defined contribution pension plans    Contributions to defined contribution pension plans are charged to the income statement as incurred.

        Defined benefit pension plans    The group's net obligation in respect of defined benefit pension plans is actuarially calculated separately for each plan by deducting the fair value of plan assets from the gross obligation for post-retirement benefits. The gross obligation is determined by estimating the future benefit attributable to employees in return for services rendered to date.

        This future benefit is discounted using the discount rate to determine its present value. Independent actuaries perform this calculation annually using the projected unit credit method.

        Improvements to a defined benefit pension plan relating to past service are charged to the income statement as an expense on a straight-line basis over the period during which the benefits vest.

        To the extent that, at the beginning of the financial year, any cumulative unrecognised actuarial gain or loss exceeds ten percent of the greater of the present value of the defined benefit obligation and the fair value of the plan assets (the corridor), that portion is charged to the income statement over the expected average remaining service lives of participating employees. Actuarial gains or losses within the corridor are not recognised.

        Where the plan assets exceed the gross obligation, the asset recognised is limited to the total of unrecognised net actuarial losses, unrecognised past service costs related to improvements to the defined benefit pension plan and the present value of any future refunds from the plan or reductions in future contributions to the plan.

        Surpluses and deficits in the various plans are not offset.

        Defined benefit post-retirement healthcare benefits    The group provides post-retirement healthcare benefits to certain of its retirees. The entitlement of these benefits is usually based on the employee remaining in service up to retirement age and the completion of a minimum service period. The expected costs of these benefits are accrued on a systematic basis over the expected remaining period of employment, using the accounting methodology described in respect of defined benefit pension plans above. Independent actuaries perform the calculation of this obligation annually.

        Share-based payments    The Sasol Share Incentive Scheme allows certain senior employees the option to acquire shares in Sasol Limited over a prescribed period. The exercise price of these options equals the closing market price of the underlying shares on the trading day immediately preceding the granting of the option.

        These options are settled by means of the issue of shares by Sasol Limited. Such equity-settled share-based payments are measured at fair value at the date of the grant. The fair value determined at the grant date of the equity-settled share-based payments is charged as employee costs on a straight-line basis over the period that the employees become unconditionally entitled to the options, based on management's estimate of the shares that will vest and adjusted for the effect of non market-based vesting conditions. These share options are not subsequently revalued.

        The Sasol Share Appreciation Rights Scheme allows certain senior employees the right to participate in the performance of the Sasol Limited share price, in return for services rendered, through the payment of cash incentives which are based on the market price of the Sasol Limited share.

        These rights are recognised as a liability at fair value in the balance sheet until the date of settlement. The fair value of these rights is determined at each reporting date and the unrecognised cost amortised to the income statement over the period that the employees provide services to the company.

        The fair value of the share options is measured using the Black Scholes pricing model and share appreciation rights is measured using the Binomial tree model. The expected life used in the models has been adjusted, based on management's best estimate, for the effects of non-transferability, exercise restrictions and behavioural considerations such as volatility, dividend yield and the vesting period. The fair value takes into account the terms and conditions on which these incentives are granted and the extent to which the employees have rendered services to balance sheet date.

Deferred income

        Incentives received are recognised on a systematic basis in the income statement over the periods necessary to match them with the related costs which they are intended to compensate.

        Incentives related to non-current assets are stated on the balance sheet as deferred income and are charged to the income statement on a basis representative of the pattern of use of the asset to which the incentive relates.

Black economic empowerment (BEE) transactions

        To the extent that an entity grants shares or share options in a BEE transaction and the fair value of the cash and other assets received is less than the fair value of the shares or share options granted, such difference is charged to the income statement in the period in which the transaction becomes effective. Where the BEE transaction includes service conditions the difference will be charged to the income statement over the period of these service conditions. A restriction on the transfer of the shares or share options is taken into account in determining the fair value of the shares or share options.

Taxation

        The income tax charge is determined based on net income before tax for the year and includes deferred tax and Secondary Taxation on Companies.

        Current tax    The current tax charge is the calculated tax payable on the taxable income for the year using substantively enacted tax rates and any adjustments to tax payable in respect of prior years.

        Deferred tax    Deferred tax is provided for using the liability method, on all temporary differences between the carrying values of assets and liabilities for accounting purposes and the amounts used for tax purposes and on any tax losses. No deferred tax is provided on temporary differences relating to:

  •
  the initial recognition of goodwill;

  •
  the initial recognition (other than in a business combination) of an asset or liability to the extent that neither accounting nor taxable profit is affected on acquisition; and

  •
  investments in subsidiaries to the extent they will probably not reverse in the foreseeable future.

        The provision for deferred tax is calculated using enacted or substantively enacted tax rates at balance sheet date that are expected to apply when the asset is realised or liability settled. A deferred tax asset is recognised to the extent that it is probable that future taxable profits will be available against which the deferred tax asset can be realised.

        The provision for deferred tax assets and liabilities reflects the tax consequences that would follow from the expected recovery or settlement of the carrying amount of its assets and liabilities.

        Secondary Taxation on Companies (STC)    STC is recognised as part of the current tax charge in the income statement when the related dividend is declared. When dividends received in the current year can be offset against future dividend payments to reduce the STC liability, a deferred tax asset is recognised to the extent of the future reduction in STC.

Trade and other payables

        Trade and other payables are initially recognised at fair value and subsequently stated at amortised cost.

Revenue

        Revenue is recognised net of indirect taxes, rebates and trade discounts and consists primarily of the sale of products, services rendered, license fees, royalties, dividends received and interest received.

        Revenue is recognised when the following criteria are met:

  •
  evidence of an arrangement exists;

  •
  delivery has occurred or services have been rendered and the significant risks and rewards of ownership have been transferred to the purchaser;

  •
  transaction costs can be reliably measured;

  •
  the selling price is fixed or determinable; and

  •
  collectability is reasonably assured.

        The timing of revenue recognition is as follows. Revenue from:

  •
  the sale of products is recognised when the group no longer retains continuing managerial involvement associated with ownership or effective control;

  •
  services rendered is based on the stage of completion of the transaction, based on the proportion that costs incurred to date bear to the total cost of the project;

  •
  license fees and royalties is recognised on an accrual basis;

  •
  dividends received is recognised when the right to receive payment is established; and

  •
  interest received is recognised on a time proportion basis using the effective interest rate method.

        The group enters into exchange agreements with the same counterparties for the purchase and sale of inventory that are entered into in contemplation of one another. When the items exchanged are similar in nature, these transactions are combined and accounted for as a single exchange transaction. The exchange is recognised at the carrying amount of the inventory transferred.

        Further descriptions of the recognition of revenue for the various reporting segments are included under the accounting policy on segmental reporting.

Construction contracts

        When the outcome of a construction contract can be estimated reliably, contract revenue and contract costs associated with that construction contract are recognised as revenue and expenses respectively by reference to the stage of completion of the contract activity at the balance sheet date. The stage of completion is generally based on physical progress, man-hours or costs incurred, based on the appropriate method for the type of contract.

        To the extent that the outcome of a construction contract cannot be reliably measured, revenue is recognised only to the extent that contract costs incurred are likely to be recovered.

        Any expected loss on a construction contract is charged immediately to the income statement.

        Contract costs relating to future activity on a contract are recognised as an asset provided it is likely that they will be recovered.

Borrowing costs

        Borrowing costs are capitalised against qualifying assets as part of property, plant and equipment.

        Such borrowing costs are capitalised over the period during which the asset is being acquired or constructed and borrowings have been incurred. Capitalisation ceases when construction is interrupted for an extended period or when the asset is substantially complete. Further borrowing costs are charged to the income statement.

        Where funds are borrowed specifically for the purpose of acquiring or constructing a qualifying asset, the amount of borrowing costs eligible for capitalisation on that asset is the actual borrowing costs incurred on the borrowing during the period less any investment income on the temporary investment of those borrowings.

        Where funds are made available from general borrowings and used for the purpose of acquiring or constructing qualifying assets, the amount of borrowing costs eligible for capitalisation is determined by applying a capitalisation rate to the expenditures on these assets. The capitalisation rate is the weighted average of the interest rates applicable to the borrowings of the group that are outstanding during the period, other than borrowings made specifically for the purpose of obtaining qualifying assets. The amount of borrowing costs capitalised will not exceed the amount of borrowing costs incurred.

Dividends payable

        Dividends payable and the related taxation thereon are recognised as a liability in the period in which they are declared.

Comparative figures

        Comparative figures are reclassified or restated as necessary to afford a proper and more meaningful comparison of results as set out in the affected notes to the financial statements.

        During the year under review the group changed its accounting policy with regard to costs incurred to develop the operations of existing, operating mines. Under the amended accounting policy, all costs incurred in respect of development expenditure after the commencement of production are capitalised to the extent that they give rise to probable future economic benefits and are amortised over their estimated useful lives. This policy has been adopted with retrospective effect and prior year figures restated. Refer Note 5 for the effect of the change in accounting policy.

        During the year under review the group reclassified costs capitalised for work in progress in respect of activities to develop, expand or enhance items of property, plant and equipment, intangible assets and exploration assets from property, plant and equipment and other intangible assets to assets under construction, a separate classification of non-current assets included on the face of the balance sheet.

Segment information

  Reporting segments

        The group has nine main reportable segments that comprise the structure used by the Group Executive Committee (GEC) to make key operating decisions and assess performance. The group's reportable segments are operating segments that are differentiated by the activities that each undertakes and the products they manufacture and market. Each business utilises different technology, manufacturing and marketing strategies.

        The group evaluates the performance of its reportable segments based on operating profit. The group accounts for inter-segment sales and transfers as if the sales and transfers were entered into under the same terms and conditions as would have been entered into in a market related transaction.

        The financial information of the group's reportable segments is reported to the GEC for purposes of making decisions about allocating resources to the segment and assessing its performance.

        The group has formed significant joint ventures to promote Sasol's technology and products internationally. The group is promoting and marketing its gas-to-liquids (GTL) technology for converting remote or flared natural gas into new-generation, low-emission GTL diesel, GTL naphtha and other products. It is envisaged that Sasol Synfuels International (SSI) through the development of the GTL plants in Qatar and Nigeria would contribute significantly to the group results and will contribute to the growing of a global GTL business in the future.

        Whilst Sasol Petroleum International (SPI), like SSI, does not meet the quantitative criteria for disclosure as a separate segment, it is expected to become a significant contributor to the group's performance in future years as the upstream supplier of resources for the group's GTL and CTL activities.

        Consequently the GEC has chosen to include SSI and SPI as reportable operating segments even though SSI and SPI do not meet any of the quantitative thresholds as the GEC believes that such information would be useful to the users of the financial statements.

  South African energy cluster

        Sasol Mining    Sasol Mining's activities include the mining and supply of coal to other segments including Sasol Synfuels, other entities and to third parties.

        Sasol Mining sells coal under both long-term and short-term contracts at a price determinable from the agreements. Turnover is recognised upon delivery of the coal to the customer, which, in accordance with the related contract terms is the point at which the title and risks and rewards of ownership pass to the customer, prices are fixed or determinable and collectability is reasonably assured. Shipping and handling costs are included in turnover when billed to customers in conjunction with the sale of the product.

        The related costs of sales are recognised in the same period as the supply of the coal and include any shipping and handling costs incurred. All inter-segment sales are conducted at market related prices.

        Sasol Synfuels    Sasol Synfuels' activities include the production, using natural gas, from Sasol Gas, and synthesis gas derived from coal, supplied by Sasol Mining, using in-house technology to convert this into a wide range of liquid fuels intermediates and petrochemicals. Sasol Synfuels also provides chemical feedstock to, among others, Sasol Polymers and Sasol Solvents.

        Sasol Synfuels sells synfuels, chemical feedstock and industrial pipeline gas under contracts at prices determinable from the agreements. Turnover is recognised for the liquid fuel intermediates and petrochemicals when the title and risks and rewards of ownership pass to the customer, which is when the product has passed over the appropriate weigh bridge or flow meter, prices are fixed or determinable and collectability is reasonably assured.

        Sasol Oil    Sasol Oil is responsible for the group's crude oil refining activities and for blending and marketing of all liquid fuels and lubricants.

        Sasol Oil sells liquid fuels products under both short-term and long-term agreements for both retail sales and commercial sales including sales to other oil companies. The prices are regulated and fixed by South African law for retail sales, and the prices are fixed and determinable according to the specific contract with periodic price adjustments for commercial sales and sales to other oil companies. Laboratory tests of the fuel specifications and content are performed prior to delivery. Turnover is recognised under the following arrangements:

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

        Turnover for the supply of fuel is based on measurement through a flow-meter into customers' tanks. Shipping and handling costs are included in turnover when billed to customers in conjunction with the sale of a product. The related costs of sales are recognised in the same period as the turnover.

        Sasol Gas    Sasol Gas' activities include the marketing of clean-burning pipeline gas sourced from Sasol Synfuels and natural gas from the Mozambican gas fields.

        Sasol Gas sells gas under long-term contracts at a price determinable from the agreements. Turnover is recognised at the intake flange of the customer where it is metered, which is the point at which the title and risks and rewards of ownership passes to the customer, and where prices are determinable and collectability is reasonably assured. Gas analysis and tests of the specifications and content are performed prior to delivery.

        Transportation and handling costs are included in turnover when billed to customers in conjunction with the sale of a product. The related costs of sales are recognised in the same period as the turnover.

  International energy cluster

        Sasol Synfuels International    Sasol Synfuels International (SSI) is responsible for developing, implementing and managing international business ventures based on Sasol's Fischer-Tropsch synthesis technology. SSI is also involved in the development of GTL fuels and production of other chemical products from GTL derived feedstock.

        SSI is currently involved in the establishment of two GTL production facilities in Qatar and Nigeria and is conducting feasibility studies for both GTL and coal-to-liquids (CTL) facilities at various other locations around the world.

        Turnover is derived from the sale of goods produced by the operating facilities and is recognised when, in accordance with the related contract terms, the title and risks and rewards of ownership pass to the customer, prices are fixed or determinable and collectability is reasonably assured. Shipping and handling costs are included in turnover when billed to customers in conjunction with the sale of the products. Turnover is also derived from the rendering of engineering services to external partners in joint ventures upon the proof of completion of the service.

        Sasol Petroleum International    Sasol Petroleum International (SPI) develops and manages upstream interests in oil and gas exploration and production in Mozambique, South Africa, Gabon, Equatorial Guinea and Nigeria. It produces gas from Mozambique's Temane field and oil in Gabon through its 27,75% share in the offshore Etame field.

        SPI sells natural gas under a long-term contract to Sasol Gas and oil to customers under long-term contracts at a price determinable from the agreements. Turnover is recognised at the intake flange of the customer where it is metered, which is the point at which the title and risks and rewards of ownership passes to the customer, and where prices are determinable and collectability is reasonably assured.

  Chemical cluster

        Sasol Polymers    Sasol Polymers focuses on the production of monomers, polypropylene, polyethylene, vinyls and other chemical products through its respective businesses.

        Sasol Solvents    Sasol Solvents primarily manufactures and markets globally a range of oxygenated solvents, comonomers and chemical intermediates to various industries.

        Sasol Olefins & Surfactants    Sasol Olefins & Surfactants manufactures and markets globally a diverse range of surfactants, surfactant intermediates, alcohols, monomers and inorganic speciality chemicals.

        Other chemical businesses    Other chemical businesses include Sasol Wax (production and marketing of wax and wax related products), Sasol Nitro (production and marketing of ammonia and ammonia derivative products), Merisol (manufacturing and marketing of phenolics and cresylics) and Sasol Infrachem (manufacturing of synthesis gas).

        The businesses in the chemical cluster sell much of their products under contracts at prices determinable from sales agreements. Turnover is recognised upon delivery to the customer which in accordance with the related contract terms, is the point at which the title and risks and rewards of ownership transfer to the customer, prices are determinable and collectability is reasonably assured. Turnover on consignment sales is recognised on consumption by the customer, when title and the risks and rewards of ownership pass to the customer, prices are determinable and collectability is reasonably assured. Product quality is safeguarded through quality assurance programmes.

        The date of delivery is determined in accordance with the contractual agreements entered into with customers which are briefly summarised as follows:

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

  Other businesses

        Other businesses include the group's treasury, research and development activities and central administration activities.

Critical accounting estimates and judgments

        Management of the group makes estimates and assumptions concerning the future in applying its accounting policies. The resulting accounting estimates may, by definition, not equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities are detailed in the notes to the financial statements where applicable.

        Management continually evaluate estimates and judgments based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Sasol Limited and its subsidiaries

Notes to the Consolidated Financial Statements (Continued)

3    Business segmentation

	Property, plant and equipment, assets under construction and other intangible assets		Other non assets*		Current assets		Total consolidated assets*		Non-current liabilities*		Current liabilities*		Total consolidated liabilities*
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm
South African Energy cluster	27,878	26,550	510	443	11,806	11,222	40,194	38,215	7,149	7,162	5,991	5,549	13,140	12,711
Mining	3,912	3,705	329	253	596	574	4,837	4,532	743	772	624	675	1,367	1,447
Synfuels	14,655	13,606	42	26	1,467	1,200	16,164	14,832	1,684	1,984	1,281	1,200	2,965	3,184
Oil	3,987	3,856	115	128	9,293	9,145	13,395	13,129	2,224	2,043	3,706	3,403	5,930	5,446
Gas	5,324	5,383	24	36	450	303	5,798	5,722	2,498	2,363	380	271	2,878	2,634
International Energy cluster	12,822	10,062	659	564	1,785	1,157	15,266	11,783	6,191	5,293	1,394	802	7,585	6,095
Synfuels International	9,956	7,805	659	564	1,488	951	12,103	9,320	5,191	4,184	908	611	6,099	4,795
Petroleum International	2,866	2,257	—	—	297	206	3,163	2,463	1,000	1,109	486	191	1,486	1,300
Chemicals cluster	33,918	30,036	2,606	1,680	19,759	18,131	56,283	49,847	6,271	5,728	7,780	7,349	14,051	13,077
Polymers	17,513	15,504	1,241	609	2,968	2,587	21,722	18,700	2,119	1,775	1,324	1,155	3,443	2,930
Solvents	8,647	8,059	352	325	4,550	4,241	13,549	12,625	1,067	1,173	1,330	1,214	2,397	2,387
Olefins & Surfactants	4,771	3,539	524	272	8,454	8,025	13,749	11,836	1,703	1,367	3,463	3,239	5,166	4,606
Other	2,987	2,934	489	474	3,787	3,278	7,263	6,686	1,382	1,413	1,663	1,741	3,045	3,154
Other businesses	1,137	668	308	224	5,032	1,682	6,477	2,574	4,015	5,827	7,236	3,701	11,251	9,528

Total	75,755	67,316	4,083	2,911	38,382	32,192	118,220	102,419	23,626	24,010	22,401	17,401	46,027	41,411
Discontinued operations
Olefins & Surfactants	—	(3,539)	—	(272)	—	(8,025)	—	(11,836)	—	(1,367)	—	(3,239)	—	(4,606)

Per the balance sheet	75,755	63,777	4,083	2,639	38,382	24,167	118,220	90,583	23,626	22,643	22,401	14,162	46,027	36,805

*
Excludes tax and deferred tax.

Sasol Limited and its subsidiaries

Notes to the Consolidated Financial Statements (Continued)

3    Business segmentation (Continued)

	External turnover			Intersegment turnover			Total turnover			Translation (losses)/gains			Effect of capital items (before tax)(refer note 42)			Operating profit/(losses)			Contribution to attributable earnings

	2007	2006	2005	2007	2006	2005	2007	2006	2005	2007	2006	2005	2007	2006	2005	2007	2006	2005	2007	2006	2005

	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm
South African Energy cluster	42,561	36,338	27,224	34,458	30,773	22,791	77,019	67,111	50,015	(160)	(39)	(22)	291	(73)	(150)	21,775	18,684	11,625	14,090	12,323	7,811
Mining	1,694	1,517	1,471	4,348	3,949	3,744	6,042	5,466	5,215	(11)	2	(2)	(13)	(16)	23	1,171	1,227	1,256	814	813	805
Synfuels	976	915	820	28,108	24,734	17,864	29,084	25,649	18,684	1	(35)	(3)	(64)	(187)	(110)	16,251	13,499	7,546	11,076	9,278	5,296
Oil	37,816	32,243	23,525	375	544	187	38,191	32,787	23,712	(142)	4	(11)	(2)	(8)	(63)	2,417	2,432	1,892	1,037	1,390	1,194
Gas	2,075	1,663	1,408	1,627	1,546	996	3,702	3,209	2,404	(8)	(10)	(6)	370	138	—	1,936	1,526	931	1,163	842	516
International Energy cluster	842	810	396	623	588	445	1,465	1,398	841	(47)	22	(21)	—	(82)	37	(463)	(42)	79	(726)	(100)	55
Synfuels International	65	161	—	—	—	—	65	161	—	(15)	(18)	(23)	—	—	33	(763)	(642)	(201)	(653)	(366)	35
Petroleum International	777	649	396	623	588	445	1,400	1,237	841	(32)	40	2	—	(82)	4	300	600	280	(73)	266	20
Chemicals cluster	54,297	45,098	41,395	4,584	4,186	3,431	58,881	49,284	44,826	(45)	135	103	538	(4,107)	(1,152)	4,293	(1,471)	2,779	3,922	(1,441)	2,410
Polymers	9,305	7,537	7,199	105	102	83	9,410	7,639	7,282	12	29	8	(9)	(17)	(12)	1,089	822	1,475	1,443	985	1,539
Solvents	12,509	10,485	9,361	1,257	1,181	947	13,766	11,666	10,308	(8)	96	100	(152)	105	(593)	1,106	873	1,021	636	687	1,063
Olefins & Surfactants	22,012	18,545	16,742	570	550	354	22,582	19,095	17,096	(48)	(11)	(2)	707	(4,143)	(572)	1,140	(3,567)	(14)	1,241	(3,360)	(289)
Other	10,471	8,531	8,093	2,652	2,353	2,047	13,123	10,884	10,140	(1)	21	(3)	(8)	(52)	25	958	401	297	602	247	97
Other businesses	427	149	224	2,416	1,301	1,042	2,843	1,450	1,266	20	125	31	311	(10)	(10)	16	41	(97)	(256)	(376)	(827)

Total	98,127	82,395	69,239	42,081	36,848	27,709	140,208	119,243	96,948	(232)	243	91	1,140	(4,272)	(1,275)	25,621	17,212	14,386	17,030	10,406	9,449

Sasol Limited and its subsidiaries

Notes to the Consolidated Financial Statements (Continued)

3    Business segmentation (Continued)

	Cash flow information												Capital commitments
	Cash flow from operations						Depreciation and amortisation			Additions to non-current assets			Property, plant and equipment			Other intangible assets			Number of employees

	2007		2006		2005		2007	2006	2005	2007	2006	2005	2007	2006	2005	2007	2006	2005	2007	2006	2005
	Rm		Rm		Rm		Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Number	Number	Number
South African Energy cluster	23,024		21,040		13,883		(2,019)	(2,028)	(1,760)	3,578	4,495	5,229	9,501	4,029	4,577	16	28	28	13,754	15,132	15,166
Mining	1,819		1,896		1,779		(659)	(646)	(579)	927	782	712	654	676	798	10	6	24	6,904	7,084	7,115
Synfuels	16,553		14,351		8,504		(631)	(661)	(560)	1,874	2,847	3,266	6,864	2,682	2,909	6	21	—	4,586	6,135	6,098
Oil	2,789		3,069		2,405		(458)	(463)	(399)	563	724	1,047	573	459	661	—	1	1	2,047	1,719	1,779
Gas	1,863		1,724		1,195		(271)	(258)	(222)	214	142	204	1,410	212	209	—	—	3	217	194	174
International Energy cluster	1,094		1,476		795		(346)	(258)	(192)	3,415	1,947	1,476	5,902	5,791	6,636	1	26	19	855	548	352
Synfuels International	540		561		291		(90)	(17)	(1)	2,544	1,748	1,246	3,414	4,095	5,990	1	15	—	629	364	162
Petroleum International	554		915		504		(256)	(241)	(191)	871	199	230	2,488	1,696	646	—	11	19	226	184	190
Chemicals cluster	5,760		4,579		5,899		(1,529)	(1,881)	(1,836)	4,643	6,693	5,831	2,747	4,504	7,641	13	8	9	12,242	13,147	12,576
Polymers	1,874		1,396		1,778		(544)	(404)	(284)	2,042	4,365	4,424	753	2,210	5,696	3	2	—	1,815	2,393	2,467
Solvents	1,697		1,258		2,022		(434)	(395)	(385)	1,087	1,039	494	946	1,411	1,304	—	—	—	1,754	1,781	1,591
Olefins & Surfactants	945		1,301		1,381		(219)	(768)	(832)	1,095	1,008	589	443	762	528	7	—	5	3,279	3,527	3,404
Other	1,244		624		718		(332)	(314)	(335)	419	281	324	605	121	113	3	6	4	5,394	5,446	5,114
Other businesses	(194)		1,181		504		(121)	(101)	(294)	409	161	80	387	242	259	8	—	—	5,009	2,633	1,910

Total	29,684	*	28,276	*	21,081	*	(4,015)	(4,268)	(4,082)	12,045	13,296	12,616	18,537	14,566	19,113	38	62	56	31,860	31,460	30,004

*
See reconciliation in note 52.

Sasol Limited and its subsidiaries

Notes to the Consolidated Financial Statements (Continued)

3    Business segmentation (Continued)

	Total turnover			External turnover			Operating profit/ (loss)			Total consolidated assets*		Additions to non-current assets (by location of assets)			Capital commitments of non-current asset
	2007	2006	2005	2007	2006	2005	2007	2006	2005	2007	2006	2007	2006	2005	2007	2006
	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm
South Africa	91,490	78,203	61,583	50,908	42,909	35,395	22,259	18,541	12,132	70,320	62,915	6,538	8,619	9,545	11,804	6,790
Rest of Africa	6,373	5,164	2,999	5,747	5,150	2,553	701	1,254	535	12,580	9,397	2,775	1,476	622	5,559	5,274
Mozambique	899	188	490	275	174	44	(13)	483	75	4,254	3,381	536	84	91	2,192	1,384
Nigeria	142	190	116	140	190	116	(15)	(6)	29	7,288	5,096	2,046	1,290	460	3,175	3,783
Rest of Africa	5,332	4,786	2,393	5,332	4,786	2,393	729	777	431	1,038	920	193	102	71	192	107
Europe	23,060	18,545	17,693	22,448	17,836	17,145	1,757	(1,632)	1,475	14,944	13,173	832	730	502	764	590
Germany	7,060	5,313	5,013	6,513	4,909	4,737	190	(20)	375	7,527	6,752	590	560	262	208	435
Italy	3,154	2,533	2,393	3,153	2,533	2,383	1,108	(2,335)	274	2,615	1,981	158	161	179	168	124
Rest of Europe	12,846	10,699	10,287	12,782	10,394	10,025	459	723	826	4,802	4,440	84	9	61	388	31
North America	11,310	10,403	8,383	11,258	9,839	8,149	691	(1,220)	(225)	6,551	5,752	400	380	247	76	280
United States of America	10,398	9,578	7,830	10,346	9,048	7,596	779	(1,223)	(232)	6,418	5,546	400	380	247	76	280
Rest of North America	912	825	553	912	791	553	(88)	3	7	133	206	—	—	—	—	—
South America	1,387	1,249	760	1,387	1,249	760	(5)	(18)	(5)	225	223	1	—	—	—	—
Southeast Asia and Australasia	1,943	1,420	1,397	1,890	1,420	1,397	214	171	85	1,626	1,344	7	3	3	—	—
Middle East and India	1,695	1,565	1,374	1,672	1,536	1,333	(125)	64	236	10,798	8,505	1,343	2,054	1,696	701	1,692
Iran	103	104	71	82	91	71	(3)	24	(19)	5,804	4,124	774	1,590	823	332	1,190
Qatar	19	74	80	11	59	41	(282)	(104)	127	4,472	3,847	564	462	872	369	501
Rest of Middle East and India	1,573	1,387	1,223	1,579	1,386	1,221	160	144	128	522	534	5	2	1	—	1
Far East	2,950	2,694	2,759	2,817	2,456	2,507	129	52	153	1,176	1,110	149	34	1	81	2

	140,208	119,243	96,948	98,127	82,395	69,239	25,621	17,212	14,386	118,220	102,419	12,045	13,296	12,616	18,985	14,628

*
Excludes tax and deferred tax.

Changes to comparative information

Note
Reclassifications and restatement of comparative information	4
Change in accounting policies	5
Accounting standards not yet effective	6

4    Reclassifications and restatement of comparative information

4.1    Restatement of diluted weighted average number of shares

        The diluted weighted average number of shares has been restated to include the effect of the fair value of the services to be received in the future from participants in the Sasol Share Incentive Scheme.

	Number of shares
	2006	2005

Diluted weighted average number of shares
As previously reported	631.7	624.4
Effect of restatement	(1.5)	(3.5)

As restated	630.2	620.9

        The effect of the restatement of the diluted weighted average number of shares, after taking into account the change in accounting policy, is as follows.

	2006	2005

	Rand	Rand
Diluted earnings per share
As previously reported	16.47	15.13
Effect of restatement	0.04	0.09

As restated	16.51	15.22

4.2   Reclassification of Sasol Olefins & Surfactants (Sasol O&S) from a discontinued operation to a continuing operation

        Following the decision in March 2007 to terminate the divestiture process and retain and restructure Sasol O&S, its results have been reclassified from discontinued operations to continuing operations. The income statement has, accordingly, been restated for all comparative periods.

	2006	2005

	Rm	Rm
The results from operations of Sasol O&S were as follows
Turnover	18,545	16,742
Cost of Sales	(15,501)	(13,774)
Other operating income	342	184
Operating expenses	(2,810)	(2,594)
Capital items	(4,143)	(572)

Operating loss	(3,567)	(14)
Dividends and interest received	24	43
Income from associates	(1)	(1)
Borrowing costs	(115)	(160)

Loss before tax	(3,659)	(132)
Tax	299	(157)

Loss	(3,360)	(289)

Included in the results of Sasol O&S are the following capital items
Impairment of assets	(912)	(522)
Loss on disposal of assets	(14)	(34)
Scrapping of property, plant and equipment	(21)	(16)
Fair value write-down	(3,196)	—
property, plant and equipment	(2,852)
goodwill	(289)
intangible assets	(55)

	(4,143)	(572)
Tax effect thereon	498	(40)

	(3,645)	(612)

4.3   Reclassification of retail convenience centres within property, plant and equipment

        The retail convenience centres in the group's Sasol Oil business represent a separate major line of assets, having different risks and rewards when compared to other classes of assets presented in property, plant and equipment. As a result, the retail convenience centres, previously included in plant, vehicles and equipment are now reflected as a separate class of assets.

4.4   Assets under construction previously classified as property, plant and equipment and other intangible assets

        Capital work in progress and exploration assets previously included in property, plant and equipment and other intangible assets on the face of the balance sheet have been reclassified as assets under construction. These assets are still in the process of being constructed or being developed and are therefore not yet generating economic benefits. Management concluded that the classification of these amounts separately on the face of the balance sheet better reflects the underlying nature of the assets. The reclassification had no impact on earnings.

        The effect of the reclassification in the balance sheet is:

	2006	2005

	Rm	Rm
Property, plant and equipment
Balance as previously reported	62,587	57,334
Effect of the reclassification to assets under constructions	(23,117)	(18,025)

Restated balance (refer note 5)	39,470	39,309

Assets under construction
Effect of reclassification from property, plant and equipment	23,117	18,025
Effect of reclassification from other intangible assets	59	63

Restated balance	23,176	18,088

Other intangible assets
Balance as previously reported	834	1,116
Effect of the reclassification to assets under constructions	(59)	(63)

Restated balance	775	1,053

4.5   Trade receivables previously classified as other receivables

        Related party receivables, duties recoverable from customers and value added tax previously included in other receivables on the face of the balance sheet have been reclassified as part of trade receivables. Management concluded that the classification of these balances as part of trade receivables on the face of the balance sheet better reflects the underlying nature of the assets. The reclassification had no impact on earnings.

	2006	2005

	Rm	Rm
Trade receivables
Balance as previously reported	7,432	8,668
Effect of the reclassification	2,970	2,363

Restated balance	10,402	11,031

Other receivables
Balance as previously reported	4,563	3,702
Effect of the reclassification	(2,970)	(2,363)

Restated balance	1,593	1,339

4.6   Trade payables previously classified as other payables

        Accrued expenses, related party payables, duties payable to revenue authorities and value added tax previously included in other payables on the face of the balance sheet have been reclassified as part of trade payables. Management concluded that the classification of these balances as part of trade payables on the face of the balance sheet better reflects the underlying nature of the liabilities. The reclassification had no impact on earnings.

	2006	2005

	Rm	Rm
Trade payables
Balance as previously reported	3,555	4,733
Effect of the reclassification	3,047	2,459

Restated balance	6,602	7,192

Other payables
Balance as previously reported	4,880	4,416
Effect of the reclassification	(3,047)	(2,459)

Restated balance	1,833	1,957

5    Change in accounting policy

        The group has changed its accounting policy with regard to costs incurred to develop the operations of existing, operating mines. Sasol Mining capitalises expenditure relating to the commissioning of a new mine until the main asset is ready for its intended use. Subsequent costs such as conveyor systems, water reticulation, telemetrics, substations and dams or seals are incurred once the main asset is completed and production has commenced. The previous policy of Sasol Mining was to expense all development costs in respect of development expenditure incurred after completion of the main asset. Under the amended accounting policy, all costs in respect of development expenditure incurred after the commencement of production are capitalised to the extent that they give rise to future economic benefits and are amortised over the estimated useful life of these assets. This policy has been adopted with retrospective effect and prior year figures restated.

	2006	2005

	Rm	Rm
Property, plant and equipment
As reported in note 4	39,470	39,309
Development costs capitalised in previous years	309	292
Development costs capitalised in previous years	652	562
Increase in depreciation in previous years	(343)	(270)
Costs capitalised during current year	147	90
Increase in depreciation during current year	(100)	(73)

Restated balance	39,826	39,618

Income statement
Decrease in cost of sales	147	90
Increase in depreciation	(100)	(73)

Net increase in gross profit	47	17
Increase in taxation charge	(14)	(5)

Effect on earnings	33	12

	2006	2005

	Rm	Rm
Changes in equity statement
Shareholders' equity as previously reported	52,352	43,533
Effect of change in accounting policy	253	220

Restated balance	52,605	43,753

	Rand	Rand

Per share effect
Increase in
Earnings per share	0.05	0.02
Diluted earnings per share	0.05	0.02

6    Accounting standards not yet effective

        The following accounting standards, interpretations and amendments to published accounting standards which are relevant to Sasol but not yet effective, have not been adopted in the current year:

IAS 1 (Amendment), Presentation of Financial Statements

        This standard will be adopted by Sasol for the financial year ending 30 June 2008. The standard will have minimal impact on the financial statements of the group, requiring additional information to be disclosed regarding the capital of the group and an adjustment to the presentation of the financial statements.

IFRS 7, Financial Instruments: Disclosures

        This standard will be adopted by Sasol for the financial year ending 30 June 2008. Certain additional disclosures required by the standard have been presented in the current year financial statements. The standard will have no impact on the financial statements of the group, except for the additional information that is required to be disclosed regarding the financial instruments of the group.

IAS 23 (Revised), Borrowing Costs

        This standard will be adopted by Sasol for the year ending 30 June 2009. The standard will have minimal impact on the financial statements of the group as in prior years the threshold for borrowing costs that can be capitalised has been reached.

IFRIC 12, Service Concession Arrangements

        This interpretation will be adopted by Sasol for the year ending 30 June 2008. Management is in the process of identifying service concession arrangements and considering the relevant financial implications. This interpretation is, however, expected not to have a significant impact on the group.

IFRIC 14, The Limit on a Defined Benefit Asset, Minimum Funding Requirements and Their Interaction

        This interpretation will be adopted by Sasol for the year ending 30 June 2008. Management is in the process of considering the relevant financial implications. This interpretation is, however, expected to not have a significant impact on the group.

Non-current assets

	Note	2007	2006

		Rm
Property, plant and equipment (restated)	7	50,515	39,826
Assets under construction (restated)	8	24,611	23,176
Goodwill	9	586	266
Other intangible assets (restated)	10	629	775
Investments in securities	11	472	394
Investments in associates	12	692	636
Post-retirement benefit assets	13	363	80
Long-term receivables and prepaid expenses	14	1,674	1,012
Long-term financial assets	15	296	251
Deferred tax assets	27	845	691

		80,683	67,107

7    Property, plant and equipment

	Note	2007	2006

		Rm	Restated Rm
Cost
Balance at beginning of year as previously reported		67,895	77,043
Effect of change in accounting policy	5	799	652

Restated balance at beginning of year		68,694	77,695
Acquisition of businesses	58	31	65
Additions		1,620	1,230
to enhance existing operations		1,225	844
to expand operations		395	386
Borrowing costs capitalised	43	8	5
Net transfer to other intangible assets	10	(6)	(5)
Transfer to inventory		(3)	(6)
Net reclassification from/(to) held for sale		19,550	(19,776)
Transfer from assets under construction	8	10,121	8,946
Translation of foreign operations	50	441	2,534
Disposal of businesses	59	—	—
Disposals and scrapping		(1,297)	(1,994)

Balance at end of year		99,159	68,694

Comprising
Land		716	257
Buildings and improvements		4,571	1,937
Retail convenience centres		944	854
Plant, equipment and vehicles		83,263	56,587
Mineral assets		9,665	9,059

		99,159	68,694

	Note	2007	2006

		Rm	Restated Rm
Accumulated depreciation and impairment
Balance at beginning of year as previously reported		28,425	37,734
Effect of change in accounting policy	5	443	343

Restated balance at beginning of year		28,868	38,077
Acquisition of businesses	58	—	38
Current year charge	38	3,736	3,965
Impairment of property, plant and equipment	45	19	897
Fair value write-down of disposal group held for sale		—	2,674
Reversal of fair value write-down of disposal group held for sale		(486)	—
Transfer to inventory		(3)	—
Net transfer to other intangible assets	10	(4)	(4)
Net reclassification from/(to) held for sale		17,084	(17,247)
Translation of foreign operations	50	481	1,749
Disposal of businesses	59	(2)	—
Disposals and scrapping		(1,049)	(1,281)

Balance at end of year		48,644	28,868

Comprising
Land		178	—
Buildings and improvements		2,514	795
Retail convenience centres		118	80
Plant, equipment and vehicles		41,282	23,986
Mineral assets		4,552	4,007

		48,644	28,868

Carrying value
Land		538	257
Buildings and improvements		2,057	1,142
Retail convenience centres		826	774
Plant, equipment and vehicles		41,981	32,601
Mineral assets		5,113	5,052

Balance at end of year		50,515	39,826

Business segmentation
South African Energy cluster		21,975	21,293
Mining		3,508	3,499
Synfuels		9,589	9,160
Oil		3,656	3,340
Gas		5,222	5,294
International Energy cluster		5,875	1,878
Synfuels International		4,036	79
Petroleum International		1,839	1,799
Chemicals cluster		22,023	16,208
Polymers		8,665	6,707
Solvents		6,707	6,826
Olefins & Surfactants		4,038	—
Other		2,613	2,675
Other businesses		642	447

Total operations		50,515	39,826

2007	Land	Buildings and improvements	Retail convenience centres	Plant, equipment and vehicles	Mineral assets	Total

	Rm
Cost
Balance at 30 June 2006 as previously reported	257	2,024	—	57,354	8,260	67,895
Reclassification of retail convenience centres	—	(87)	854	(767)	—	—
Effect of change in accounting policy	—	—	—	—	799	799

Restated balance at 30 June 2006	257	1,937	854	56,587	9,059	68,694
Acquisition of businesses	—	9	—	22	—	31
Additions	10	15	74	952	569	1,620
to enhance existing operations	1	14	—	642	568	1,225
to expand operations	9	1	74	310	1	395
Borrowing costs capitalised	—	—	—	8	—	8
Reclassification of property, plant and equipment	27	(26)	—	17	(18)	—
Transfer to other intangible assets	—	—	—	(8)	—	(8)
Transfer from other intangible assets	—	—	—	2	—	2
Transfer to inventory	—	—	—	(3)	—	(3)
Reclassification from held for sale	427	2,341	—	16,855	—	19,623
Reclassification to held for sale	—	(7)	—	(66)	—	(73)
Transfer from assets under construction	—	496	16	9,245	364	10,121
Translation of foreign operations	18	63	—	372	(12)	441
Disposals and scrapping	(23)	(257)	—	(720)	(297)	(1,297)

Balance at 30 June 2007	716	4,571	944	83,263	9,665	99,159

Accumulated depreciation and impairment
Balance at 30 June 2006 as previously reported	—	803	—	24,058	3,564	28,425
Reclassification of retail convenience centres	—	(8)	80	(72)	—	—
Effect of change in accounting policy	—	—	—	—	443	443

Restated balance at 30 June 2006	—	795	80	23,986	4,007	28,868
Current year charge	9	101	38	2,744	844	3,736
Impairment of assets	—	—	—	19	—	19
Reversal of fair value write-down of disposal group held for sale	(147)	(103)	—	(236)	—	(486)
Reclassification of property, plant and equipment	—	1	—	12	(13)	—
Transfer to inventory	—	—	—	(3)	—	(3)
Transfer to other intangible assets	—	—	—	(4)	—	(4)
Reclassification from held for sale	301	1,876	—	14,962	—	17,139
Reclassification to held for sale	—	(4)	—	(51)	—	(55)
Translation of foreign operations	15	52	—	419	(5)	481
Disposal of business	—	—	—	(2)	—	(2)
Disposals and scrapping	—	(204)	—	(564)	(281)	(1,049)

Balance at 30 June 2007	178	2,514	118	41,282	4,552	48,644

Carrying value at 30 June 2007	538	2,057	826	41,981	5,113	50,515

Carrying value at 30 June 2006 (restated)	257	1,142	774	32,601	5,052	39,826

	2007	2006

	Rm	Restated Rm
Additions to property, plant and equipment (cash flow)
To enhance existing operations	1,149	709
current year additions	1,225	844
environmental provisions capitalised	(76)	(135)
To expand operations	395	269
current year additions	395	386
adjustments for non-cash items
environmental provisions capitalised	—	—
mineral rights received*	—	(117)

Per the cash flow statement	1,544	978

*
During the 2006 year rights to certain mineral assets were received as part of a long-term supply arrangement.

$_$_DATA_CELL,22,1,1

Additional disclosures
Leased assets
Carrying value of capitalised leased assets (included in plant, equipment and vehicles)	760	737
cost	1,057	1,010
accumulated depreciation	(297)	(273)
Finance lease additions included in additions above	77	168
Cost price of fully depreciated assets still in use	10,423	9,649
Carrying value of assets committed as security for debt (refer note 22)	11,216	12,634
Depreciation rates
Buildings and improvements	2–5%
Retail convenience centres	3–5%
Plant	4–25%
Equipment	10–33%
Vehicles	20–33%
Mineral assets	Life of related reserve base

        The estimation of the useful lives of property, plant and equipment is based on historic performance as well as expectations about future use and therefore requires a significant degree of judgement to be applied by management. These depreciation rates represent management's current best estimate of the useful lives of the assets.

Capital commitments	2007	2006

	Rm	Restated Rm
Capital commitments include all projects for which specific board approval has been obtained up to balance sheet date. Projects still under investigation for which specific board approvals have not yet been obtained are excluded from the following.
Authorised and contracted for	28,367	29,045
Authorised but not yet contracted for	11,697	6,853
Less expenditure to the end of year	(21,527)	(21,332)

	18,537	14,566

Comprising
Subsidiary companies	14,409	9,314
Proportionate share of joint ventures	4,128	5,252

	18,537	14,566

Estimated expenditure
Within one year	12,671	9,410
One to two years	4,105	3,582
Two to three years	1,095	1,400
Three to four years	291	67
Four to five years	136	63
More than five years	239	44

	18,537	14,566

Business segmentation
South African Energy cluster	9,501	4,029
Mining	654	676
Synfuels	6,864	2,682
Oil	573	459
Gas	1,410	212
International Energy cluster	5,902	5,791
Synfuels International	3,414	4,095
Petroleum International	2,488	1,696
Chemicals cluster	2,747	4,504
Polymers	753	2,210
Solvents	946	1,411
Olefins & Surfactants	443	762
Other	605	121
Other businesses	387	242

Total operations	18,537	14,566

Significant commitments each in excess of R200 million include:

Project	Business unit	2007	2006

		Rm	Rm
Open cycle gas turbine—power generation	Synfuels	2,003	—
Gas heat exchange reformers	Synfuels	1,292	—
Tenth SAS Reactor	Synfuels	491	—
Project Turbo	Synfuels	418	236
Sulphuric acid plant	Synfuels	351	608
Oxygen ESD replacement	Synfuels	271	—
Benzene specifications	Synfuels	214	—
Process automation and control	Synfuels	190	240
Filling station network	Oil	258	—
Mozambique natural gas pipeline	Gas	1,133	—
Escravos GTL(1)	Synfuels International	2,694	3,574
Oryx GTL	Synfuels International	114	471
Mozambique development	Petroleum International	1,988	1,229
Arya Sasol Polymers	Polymers	332	1,190
Project Turbo	Polymers	310	913
3rd Octene train	Solvents	502	1,209
2nd Methyl iso-butyl ketone plant	Solvents	269	—
Sasolburg site development	Other chemicals	223	—
Other smaller projects	Various	5,484	4,896

		18,537	14,566

(1)
Sasol provides financing for 50% of the capital expenditure on the EGTL joint venture.

Funding

        Capital expenditure will be financed from funds generated out of normal business operations, existing borrowing facilities and specific project financing.

8    Assets under construction

	Note	2007	2006

		Rm	Restated Rm
Cost
Balance at beginning of year		23,176	18,088
Acquisition of businesses	58	—	9
Disposal of businesses	59	(1)	—
Additions		10,475	12,632
to enhance existing operations		3,918	4,897
to expand operations		6,557	7,735
Borrowing costs capitalised	43	981	1,443
Impairment	45	—	(26)
Fair value write-down of disposal group held for sale		—	(178)
Reversal of fair value write-down of disposal group held for sale		134	—
Reversal of impairment	45	—	140
Transfer to inventory		(248)	—
Net reclassification from / (to) held for sale		757	(768)
Projects capitalised		(10,218)	(9,029)
property, plant and equipment	7	(10,121)	(8,946)
intangible assets	10	(97)	(83)
Translation of foreign operations	50	(349)	1,039
Disposals and scrapping		(96)	(174)

Balance at end of year		24,611	23,176

Comprising
Property, plant and equipment under construction		24,123	23,011
Other intangible assets under construction		42	59
Exploration assets		446	106

		24,611	23,176

	2007	2006

	Rm	Restated Rm
Business segmentation
South African Energy cluster	5,626	4,835
Mining	396	164
Synfuels	4,959	4,298
Oil	189	298
Gas	82	75
International Energy cluster	6,894	8,147
Synfuels International	5,890	7,712
Petroleum International	1,004	435
Chemicals cluster	11,620	9,997
Polymers	8,844	8,790
Solvents	1,749	1,013
Olefins & Surfactants	703	—
Other	324	194
Other businesses	471	197

	24,611	23,176

2007	Property, plant and equipment under construction	Other intangible assets under construction	Exploration assets	Total

	Rm	Rm	Rm	Rm
Cost
Balance at 30 June 2006	23,011	59	106	23,176
Disposal of businesses	(1)	—	—	(1)
Additions	10,058	72	345	10,475
to enhance existing operations	3,887	31	—	3,918
to expand operations	6,171	41	345	6,557
Borrowing costs capitalised	981	—	—	981
Reversal of fair value write-down of disposal group held for sale	134	—	—	134
Transfer to inventory	(248)	—	—	(248)
Reclassification from held for sale	758	8	—	766
Reclassification to held for sale	(9)	—	—	(9)
Projects capitalised	(10,121)	(97)	—	(10,218)
Translation of foreign operations	(344)	—	(5)	(349)
Disposals and scrapping	(96)	—	—	(96)

Balance at 30 June 2007	24,123	42	446	24,611

	2007	2006	2005

	Rm	Restated Rm	Restated Rm
Additions to assets under construction (cash flow)
To enhance existing operations	3,933	4,858	4,421
current year additions	3,918	4,897	4,496
adjustments for non-cash items cash flow hedge accounting	21	(39)	(75)
environmental provisions capitalised	(6)	—	—
To expand operations	6,546	7,433	6,476
current year additions	6,557	7,735	6,999
adjustments for non-cash items cash flow hedge accounting	(11)	(302)	(523)

Per the cash flow statement	10,479	12,291	10,897

        The group hedges its exposure in South Africa to foreign currency risk in respect of its significant capital projects. This is done primarily by means of forward exchange contracts. Cash flow hedge accounting is applied to these hedging transactions and accordingly, the effective portion of any gain or loss realised on these contracts is adjusted against the underlying item of assets under construction.

Capital expenditure

        The most significant expenditure to enhance existing operations is in Sasol Synfuels including the sulphuric acid plant (R364 million) and project Turbo amounting to R302 million (2006—R1,868 million). Other projects include mining renewal, refurbishment projects and smaller waste and environment related projects.

Significant projects to expand operations include:

Project	Business unit	2007	2006

		Rm	Restated Rm
Sasol Oil distribution network	Oil	91	59
Oryx GTL and Escravos GTL	Synfuels International	2,426	1,734
Mozambique expansion	Petroleum International	266	—
Petroleum West Africa development	Petroleum International	339	—
Project Turbo	Polymers	1,169	2,608
Arya Sasol Polymers	Polymers	774	1,590
2nd and 3rd Octene trains	Solvents	708	714
Other smaller projects	Various	773	728

		6,546	7,433

9    Goodwill

	Note	2007	2006

		Rm	Restated Rm
Balance at beginning of year		266	509
Acquisition of businesses	58	212	6
Fair value adjustments	58	—	—
Impairment	45	(4)	(8)
Fair value write-down of disposal group held for sale	4	—	(289)
Reversal of fair value write-down of disposal group held for sale		201	—
Reclassification to held for sale		(94)	—
Translation of foreign operations	50	5	48
Disposal of businesses	59	—	—

Carrying value at end of year		586	266

Business segmentation
South African Energy cluster
Oil		18	18
Chemicals cluster
Solvents		194	165
Olefins & Surfactants		198	—
Other		176	83

Total operations		586	266

Goodwill per the balance sheet		586	266

10    Other intangible assets

	Note	2007	2006

		Rm	Restated Rm
Cost
Balance at beginning of year		2,188	2,518
Acquisition of businesses	58	10	—
Additions		74	332
to enhance existing operations		70	319
to expand operations		4	13
Net transfer from property, plant and equipment	7	6	5
Net reclassification from/(to) held for sale	16	882	(882)
Assets under construction capitalised	8	97	83
Translation of foreign operations	50	37	155
Disposal of businesses	59	—	—
Disposals and scrapping		(433)	(23)

Balance at end of year		2,861	2,188

Comprising
Software		1,461	1,304
Patents and trademarks		633	120
Emission rights		59	60
Other intangible assets		708	704

		2,861	2,188

	Note	2007	2006

		Rm	Restated Rm
Accumulated amortisation and impairment
Balance at beginning of year		1,413	1,465
Current year charge	38	279	303
Impairment of assets	45	167	136
Fair value write-down of disposal group held for sale		18	55
Net transfer from property, plant and equipment	7	4	4
Net reclassification from / (to) held for sale		593	(593)
Translation of foreign operations	50	19	64
Disposals and scrapping		(261)	(21)

Balance at end of year		2,232	1,413

Comprising
Software		1,197	992
Patents and trademarks		581	71
Emission rights		55	18
Other intangible assets		399	332

		2,232	1,413

Carrying value
Software		264	312
Patents and trademarks		52	49
Emission rights		4	42
Other intangible assets		309	372

		629	775

Impairment of other intangible assets

        The impairment of intangible assets to the value of R167 million (2006: R136 million) during the year relates mainly to the decrease in the market price of emission rights compared to the price at which they were originally issued.

        The recoverable amount of the emission rights reviewed for impairment is determined based on the current market value as listed on an international exchange.

2007	Software	Patents and trademarks	Emission rights	Other intangible assets	Total

	Rm	Rm	Rm	Rm	Rm
Cost
Balance at 30 June 2006	1,304	120	60	704	2,188
Acquisition of businesses	—	—	—	10	10
Additions	18	4	52	—	74
to enhance existing operations	14	4	52	—	70
to expand operations	4	—	—	—	4
Transfer to property, plant and equipment	—	—	—	(2)	(2)
Transfer from property, plant and equipment	8	—	—	—	8
Reclassification from held for sale	89	492	298	3	882
Assets under construction capitalised	93	4	—	—	97
Translation of foreign operations	3	17	10	7	37
Disposals and scrapping	(54)	(4)	(361)	(14)	(433)

Balance at 30 June 2007	1,461	633	59	708	2,861

	Software	Patents and trademarks	Emission rights	Other intangible assets	Total

Accumulated amortisation and impairment
Balance at 30 June 2006	992	71	18	332	1,413
Current year charge	197	12	—	70	279
Impairment of assets	7	6	144	10	167
Fair value write-down of disposal group held for sale	—	18	—	—	18
Transfer from property, plant and equipment	4	—	—	—	4
Reclassification from held for sale	48	462	83	—	593
Translation of foreign operations	3	16	(1)	1	19
Disposals and scrapping	(54)	(4)	(189)	(14)	(261)

Balance at 30 June 2007	1,197	581	55	399	2,232

Carrying value at 30 June 2007	264	52	4	309	629

Carrying value at 30 June 2006	312	49	42	372	775

        All intangible assets were acquired from third parties.

Additions to other intangible assets	2007	2006

	Rm	Restated Rm
To enhance existing operations	18	14
current year additions	70	319
adjustments for non-cash item emission rights received	(52)	(305)
To expand operations	4	13

Per the cash flow statement	22	27

Additional disclosures	2007	2006

	Rm	Rm
Cost price of fully amortised assets still in use	998	219
Amortisation rates
Software	17-33%
Patents and trademarks	20%

        Emission rights are not subject to amortisation and are reviewed for impairment at each reporting date.

        The estimation of the useful lives of other intangible assets is based on historic performance as well as expectations about future use and therefore requires a significant degree of judgement to be applied by management. These rates represent management's best estimate of the useful lives of these assets.

2007
Rm
Estimated future aggregate amortisation
Within one year	172
One to two years	130
Two to three years	87
Three to four years	62
Four to five years	39
More than five years	135

625
Assets not subject to amortisation (emission rights)	4

629

Capital commitments

        Capital commitments include all projects for which specific board approval has been obtained at balance sheet date. Projects still under investigation for which specific board approvals have not yet been obtained are excluded from the following.

	2007	2006

	Rm	Rm
Authorised and contracted for	49	107
Authorised but not yet contracted for	23	22
Less expenditure to the end of the year	(34)	(67)

	38	62

        These capital commitments are in respect of subsidiary companies only.

Funding

        Capital expenditure will be financed out of funds generated out of normal business operations and existing borrowing facilities.

11    Investment in securities

	Note	2007	2006

		Rm	Rm
Long-term investments available-for-sale		160	154
Short-term investment available-for-sale*		70	72

		230	226

* With effect from 15 May 2006, sEnergy Insurance Limited suspended its underwriting activities and is currently in the process of discharging its liabilities and settling all claims in full. The company will be liquidated. It is expected that Sasol's initial investment in the company will be repaid within the next year, once this process has been completed.
At cost
Balance at beginning of year		226	203
Investments purchased		7	—
Impairment of investments	45	(9)	—
Transfer to investments in associates		—	—
Disposal of businesses	59	—	—
Translation of foreign operations	50	6	23

Balance at end of year		230	226

Fair value of investments available-for-sale

        The fair value of certain unlisted equity investments cannot be determined reliably. These investments are carried at their original cost in the balance sheet.

2007 carrying value
Rm
Investments in securities for which the fair value cannot be measured reliably*	230

*
The nature of these investments is such that the fair value thereof cannot be measured reliably.

	2007	2006

	Rm	Rm
Investments held-to-maturity	312	240

At amortised cost
Balance at beginning of year	240	194
Reinvestment of funds	72	62
Investments matured	—	(16)

Balance at end of year	312	240

Fair value of investments held-to-maturity

        The fair value of investments held-to-maturity is determined using a discounted cash flow method using market related rates at 30 June. The market related rates used to discount estimated cash flows were between 8,3% and 8,6%.

	2007 carrying value	2007 fair value

	Rm	Rm
Investments in securities	312	312
	2007	2006

	Rm	Rm
Investments in securities per balance sheet	542	466
short-term portion	70	72
long-term portion	472	394

        At 30 June 2007, the group's investments in securities and their carrying values were

Name	Country of incorporation	Nature of business	Interest	2007	2006

			%	Rm	Rm
Investments available-for-sale				230	226
Aetylen Rohrleitungsgesellschaft GmbH & Co KG	Germany	Pipeline business	17	143	139
sEnergy Insurance Limited	Bermuda	Insurance	6	70	72
Euro Pipeline Development Company BV	The Netherlands	Pipeline business	13	—	9
Other			various	17	6
Investments held-to-maturity
Long-term fixed deposits with fixed interest between 8,3% and 8,6% and fixed or determinable maturity dates	South Africa	Investment*		312	240

				542	466

*
The long-term fixed deposits are restricted in use as they are held in a separate trust to be used exclusively for rehabilitation purposes at Sasol Mining.

        Except for the investment in sEnergy Insurance Limited, the unlisted investments represent strategic investments of the group and are long-term in nature.

12    Investments in associates

	Note	2007	2006

		Rm	Rm
Investments at cost		238	314
Loans to associates		—	—
Share of post-acquisition reserves		454	322

		692	636

Dividends received from associates	55	247	115

Goodwill included in carrying amount of investments in associates		—
Key financial information of associates*
Total assets		6,273	6,276
Total liabilities		2,209	3,118
Total turnover		6,306	4,607
Total operating profit		3,453	1,180
Total profit		3,177	1,018

*
The financial information provided represents the full results of the associates.

        At 30 June 2007, the group's associates, interest in those associates and the total carrying value were

Name				Carrying value
	Country of incorporation	Nature of business
			Interest	2007	2006

			%	Rm	Rm
Optimal Olefins Malaysia Sdn Bhd*	Malaysia	Ethane and propane gas cracker	12	568	424
Wesco China Limited	Hong Kong	Trading and distribution of plastics raw materials	40	111	99
Paramelt RMC BV**	The Netherlands	Speciality wax blender	31	—	106
Other			various	13	7

				692	636

*
Although the group holds less than 20% of the voting power of Optimal Olefins Malaysia Sdn Bhd, the group exercises significant influence as a member of Sasol's senior management serves on the Board of Directors of the company.

**
The investment in Paramelt RMC BV has been classified as held for sale. This investment was previously recognised as an investment in associate.

        None of the group's investments in associates are publicly traded and therefore no quoted market prices are available.

13    Post-retirement benefit assets

	2007	2006

	Rm	Rm
Post-retirement benefit assets	363	80

        For further details of post-retirement benefit assets, refer note 25.

14    Long-term receivables and prepaid expenses

		2007	2006

		Rm	Rm
Loans and receivables		1,675	1,046
Short-term portion	19	(20)	(34)

		1,655	1,012
Long-term prepaid expenses		19	—

		1,674	1,012

Comprising
Long-term joint venture receivables		574	138
Long-term interest-bearing loans		300	221
Long-term interest-free loans		781	653

		1,655	1,012

Maturity profile
Within one year		20	34
One to two years		268	63
Two to three years		350	34
Three to four years		17	37
Four to five years		22	9
More than five years		998	869

Loans and receivables		1,675	1,046

Currency analysis
Euro		797
US dollar		706
Rand		171
Other currencies		1

		1,675

Fair value of long-term loans and receivables

        The fair value of long-term receivables is determined using a discounted cash flow method using market related rates at 30 June.

        The fair value of long-term interest bearing receivables approximates the carrying value as market related rates of interest are charged on these outstanding amounts.

        The interest-free loans relate primarily to the amount due from a partner in the construction of the Escravos GTL joint venture and are considered fully recoverable. The loans are being settled as the capital expenditure is incurred, by way of corresponding grant payments received from the Nigerian government.

	2007 carrying value	2007 fair value

	Rm	Rm
Long-term receivables	1,675	1,675

15    Long-term financial assets

	2007	2006

	Rm	Rm
Forward exchange contracts	8	—
Cross currency swaps	243	200
Interest rate derivatives	45	48
Other derivatives	—	3

Arising on long-term derivative financial instruments	296	251

used for cash flow hedging	288
held for trading	8

        Long-term financial assets include the revaluation of in-the-money long-term derivative instruments, refer to note 66.

Fair value of derivative financial instruments

        Long-term financial assets are stated at fair value. The fair value of derivative instruments is based upon marked to market valuations.

Forward exchange contracts

        The fair value gains were determined by recalculating the daily forward rates for each currency using a forward rate interpolator model. The net market value of all forward exchange contracts at year end was calculated by comparing the forward exchange contracted rates to the equivalent year end market foreign exchange rates. The present value of these net market values were then determined using the appropriate currency specific discount curve.

Cross currency swaps

        The fair value gains were determined by recalculating the daily forward rates for each currency using a forward rate interpolator model. The net market value of all cross currency swaps at year end was calculated by comparing the forward exchange contracted rates to the equivalent year end market foreign exchange rates. The present values of these net market values were then determined using the appropriate currency specific discount curve.

Interest rate and commodity derivatives

        The fair value of interest rate and commodity derivatives were determined by reference to quoted market prices for similar instruments.

Current assets

	Note	2007	2006

		Rm	Rm
Investments in securities	11	70	72
Assets held for sale	16	334	12,115
Inventories	17	14,399	8,003
Trade receivables (restated)	18	14,733	10,402
Other receivables and prepaid expenses (restated)	19	2,191	1,593
Short-term financial assets	20	22	180
Cash restricted for use	21	646	584
Cash	21	5,987	3,102

		38,382	36,051

16    Disposal groups held for sale

	2007	2006

	Rm	Rm
Assets held for sale
Sasol Dyno Nobel (Pty) Limited	146	—
Paramelt RMC BV	121	—
FFS Refiners (Pty) Limited	39	39
African Amines (Pty) Limited	21	—
Cirebelle business	7	—
DPI Holdings (Pty) Limited	—	192
Olefins & Surfactants	—	11,884

	334	12,115

Liabilities in disposal groups held for sale
Sasol Dyno Nobel (Pty) Limited	(32)	—
African Amines (Pty) Limited	(3)	—
DPI Holdings (Pty) Limited	—	(165)
Olefins & Surfactants	—	(5,314)

	(35)	(5,479)

16.1    Sasol Dyno Nobel (Pty) Limited

        Following the acquisition, in September 2006, of the remaining 40% of Sasol Dyno Nobel (Pty) Limited, Sasol Nitro entered into negotiations to sell 50% of this entity to form a joint venture. The agreement has been concluded and is awaiting approval from the competition authorities. The proportion of the assets (including goodwill of R94 million) and liabilities which will be disposed of in this transaction have been classified as held for sale at 30 June 2007.

16.2    Investment in associate—Paramelt RMC BV

        On 10 July 2007, Sasol Wax disposed of its investment in Paramelt RMC B.V., operating in the Netherlands, realising a profit of R118 million. The business was classified as held for sale at 30 June 2007.

16.3    Investment in associate—FFS Refiners (Pty) Limited

        In August 2007, Sasol Investment Company (Pty) Limited disposed of its investment in FFS Refiners (Pty) Limited and realised a profit of R101 million. This investment was classified as held for sale at 30 June 2007.

16.4    African Amines (Pty) Limited

        Sasol Nitro has entered into an agreement to dispose of its joint venture investment in African Amines (Pty) Limited. The agreement is expected to be finalised in the near future and the assets and liabilities have, accordingly, been classified as held for sale.

16.5    DPI Holdings (Pty) Limited

        In October 2006, Sasol's interest in DPI Holdings (Pty) Limited was sold to Dawn Limited for a consideration of R51 million. The proceeds are receivable in 2008. A R7 million loss was realised on this sale.

16.6    Discontinued operations—Olefins & Surfactants (O&S)

        On 1 August 2005, Sasol announced that it was considering the divestment from its Sasol O&S business excluding its activities in South Africa.

        A rigorous process was followed by management to prepare the business for sale and, based on the progress achieved to 30 June 2006, management expected that the sale of the business would have been completed before the end of the 2007 financial year. An information memorandum was released and indicative bids received by June 2006, confirming the valuation performed by management and the business was accordingly written down to its fair value less costs to sell.

        On 30 March 2007, Sasol announced that it had terminated the divestiture process and that it would retain and restructure the Sasol O&S business. The divestiture process was terminated as management did not believe that it was in shareholders' interest to pursue the divestiture at this stage but rather to retain the business and improve its performance.

        The Sasol O&S business has ceased to be classified as held for sale and the results previously reported in discontinued operations have been reclassified and included in continuing operations for all periods presented. Further information is provided in note 4.

The Sasol O&S disposal group included the following assets	2006
Rm
Non-current assets	3,859
Property, plant and equipment	2,484
Assets under construction	766
Other intangible assets	289
Investments in associates	5
Post-retirement benefit assets	226
Long-term receivables	41
Deferred tax assets	48
Current assets	8,025
Inventories	3,953
Trade receivables	3,374
Other receivables and prepaid expenses	142
Short-term financial assets	9
Cash restricted for use	116
Cash	431

Assets held for sale	11,884

The Sasol O&S disposal group included the following liabilities	2006
Rm
Non-current liabilities	(2,058)
Long-term debt	(13)
Long-term provisions	(432)
Post-retirement benefit obligations	(874)
Long-term deferred income	(48)
Deferred tax liabilities	(691)
Current liabilities	(3,256)
Short-term debt	(16)
Short-term provisions	(796)
Short-term portion of deferred income	(107)
Tax payable	(17)
Trade payables and accrued expenses	(2,032)
Other payables	(235)
Bank overdraft	(53)

Liabilities in disposal group held for sale	(5,314)

17    Inventories

	Note	2007	2006

		Rm	Rm
Carrying value
Crude oil and other raw materials		3,226	1,605
Process material		993	326
Maintenance materials		1,476	1,081
Work in process		429	212
Manufactured products		8,116	4,724
Consignment inventory		159	55

		14,399	8,003

Inventories carried at net realisable value
(Included in the carrying value of inventory above)
Crude oil and other raw materials		20	14
Process material		55	2
Maintenance materials		58	25
Manufactured products		616	668

		749	709

Write-down of inventories to net realisable value
Crude oil and other raw materials		1	6
Process material		24	—
Maintenance materials		1	—
Manufactured products		45	124

Income statement charge	38	71	130

Inventory obsolescence
(taken into account in the carrying value of inventory above)
Balance at beginning of year		171	195
Raised during year		65	71
Utilised during year		(2)	(7)
Released during year		(9)	(11)
Reclassification from/(to) held for sale		94	(94)
Translation of foreign operations		3	11
Acquisition of business		—	6

Balance at end of year		322	171

	Note	2007	2006

		Rm	Rm
Business segmentation
South African Energy cluster		5,365	3,942
Mining		412	393
Synfuels		1,190	884
Oil		3,684	2,598
Gas		79	67
International Energy cluster		621	82
Synfuels International		593	51
Petroleum International		28	31
Chemicals cluster		8,403	3,976
Polymers		1,084	972
Solvents		1,767	1,510
Olefins & Surfactants		3,966	—
Other		1,586	1,494
Other businesses		10	3

Total operations		14,399	8,003

        No inventories were encumbered during the year.

18    Trade receivables

	2007	2006

	Rm	Restated Rm
Trade receivables	12,076	7,598
wholesale customers	3,476
retail customers	1,948
end-user customers	6,652
Related party receivables	484	444
third parties	238	255
joint ventures	246	189
Impairment of trade receivables	(118)	(166)

Loans and receivables	12,442	7,876
Duties recoverable from customers	1,625	1,729
Value added tax	666	797

	14,733	10,402

Impairment of trade receivables
Balance at beginning of year	(166)	(223)
Raised during year	(46)	(36)
Utilised during year	45	32
Released during year	60	61
Net reclassification (from)/to held for sale	(10)	10
Translation of foreign operations	(1)	(5)
Disposal of businesses	—	(5)

Balance at end of year	(118)	(166)

Trade receivables to turnover (%)*	15.0%	16.7%

*
2006 percentage incorporates Sasol O&S trade receivables classified to held for sale.

2007

Rm
Currency analysis of loans and receivables
Euro	3,572
US dollar	3,074
Rand	5,414
Pound sterling	94
Other currencies	288

12,442

Credit quality of trade receivables

	Carrying amount 2007	Impairment 2007

	Rm	Rm
Not past due	10,990	18
Past due 0-30 days	828	4
Past due 31-150 days	168	21
Past due 151 days-1 year	42	27
More than 1 year	48	48

	12,076	118

        No individual customer represents more than 5% of the group's trade receivables.

	2007	2006

	Rm	Restated Rm
Business segmentation
South African Energy cluster	5,744	5,824
Mining	165	152
Synfuels	235	176
Oil	5,045	5,294
Gas	299	202
International Energy cluster	268	187
Synfuels International	99	70
Petroleum International	169	117
Chemicals cluster	8,694	4,362
Polymers	1,407	1,017
Solvents	2,145	2,061
Olefins & Surfactants	3,818	—
Other	1,324	1,284
Other businesses	27	29

Total operations	14,733	10,402

	2007	2006

	Rm	Restated Rm
Geographic segmentation of trade and other receivables
South Africa	7,998	7,569
Rest of Africa	938	990
Europe	5,058	1,815
North America	1,413	415
South America	220	101
South-East Asia and Australasia	311	270
Middle East and India	508	561
Far East	478	274

	16,924	11,995

Fair value of loans and receivables

        The carrying amount approximates fair value because of the short period to maturity of these instruments.

19    Other receivables and prepaid expenses

	Note	2007	2006

		Rm	Restated Rm
Employee related receivables		34	22
Capital projects related receivables		82	82
Insurance related receivables		608	192
Other receivables		1,280	1,127

		2,004	1,423
Short-term portion of long-term receivables	14	20	34

Loans and receivables		2,024	1,457
Prepaid expenses		167	136

		2,191	1,593
Short-term portion of post-retirement benefit assets	13	—	—

		2,191	1,593

Currency analysis
Euro		352
US dollar		1,156
Rand		440
Other currencies		56

		2,004

Fair value of loans and receivables

        The carrying amount approximates fair value because of the short period to maturity of these instruments.

20    Short-term financial assets

	2007	2006

	Rm	Rm
Forward exchange contracts	13	141
Cross currency swaps	—	30
Interest rate derivatives	8	6
Commodity derivatives	1	3

Arising on short-term derivative financial instruments	22	180

used for cash flow hedging	19
held for trading	3

        Short-term financial assets include the revaluation of in-the-money derivative instruments, refer to note 66.

Fair value of derivative financial instruments

        The fair value of derivatives is based upon marked to market valuations.

Forward exchange contracts and cross currency swaps

        The fair value gains were determined by recalculating the daily forward rates for each currency using a forward rate interpolator model. The net market value of all forward exchange contracts and cross currency swaps at year end was calculated by comparing the forward exchange contracted rates to the equivalent year end market foreign exchange rates. The present value of these net market values were then determined using the appropriate currency specific discount curve.

Interest rate and commodity derivatives

        The fair value of interest rate and commodity derivatives were determined by reference to quoted market prices for similar instruments.

21    Cash and cash equivalents

	2007	2006

	Rm	Rm
Cash and cash equivalents
Cash restricted for use	646	584
Cash	5,987	3,102
Bank overdraft	(545)	(442)

Per the cash flow statement	6,088	3,244

Cash restricted for use
In joint ventures	289	308
In cell captive insurance company	143	119
Held as collateral	101	—
In trust	15	22
Other	98	135

	646	584

Included in cash restricted for use:

  •
  Cash held in joint ventures can only be utilised by the joint venture to fund the business as set out in the joint venture agreement;

  •
  Cell captive insurance companies funds of R143 million (2006—R119 million; 2005—R135 million) to which the group has restricted title. The funds are restricted solely to be utilised for insurance purposes;

  •
  Cash deposits of R101 million (2006—R nil million; 2005—R119 million) serving as collateral for bank guarantees;

  •
  Cash held in trust of R15 million (2006—R22 million; 2005—R55 million) is restricted for use and is being held in escrow to fund statutory obligations for mining rehabilitation which is in progress; and

  •
  Customer foreign currency accounts to be used for the construction of reactors where the contractor pays in advance. The cash can be utilised only for these designated reactor supply projects.

	2007	2006

	Rm	Rm
Currency analysis
Euro	38	71
US dollar	291	239
Rand	152	134
Other currencies	165	140

	646	584

Cash
Cash on hand and in bank	2,635	2,458
Foreign currency accounts	143	387
Short-term deposits	3,209	257

	5,987	3,102

Currency analysis
Euro	458	136
US dollar	1,844	2,217
Pound sterling	73	54
Rand	3,353	565
Other currencies	259	130

	5,987	3,102

Bank overdraft	(545)	(442)

Currency analysis
Euro	(390)	(312)
US dollar	(3)	(67)
Rand	(145)	(63)
Other currencies	(7)	—

	(545)	(442)

Fair value of cash and cash equivalents

        The carrying amount of cash and cash equivalents approximates fair value due to the short-term maturity of these financial instruments.

Non-current liabilities

	Note	2007	2006

		Rm	Rm
Long-term debts	22	13,359	15,021
Long-term financial liabilities	23	53	—
Long-term provisions	24	3,788	3,463
Post-retirement benefit obligations	25	3,661	2,461
Long-term deferred income	26	2,765	1,698
Deferred tax liabilities (restated)	27	8,304	6,156

		31,930	28,799

22    Long-term debt

	Note	2007	2006

		Rm	Rm
Total long-term debt		16,434	16,015
Short-term portion	28	(3,075)	(994)

		13,359	15,021

Analysis of long-term debt
At amortised cost
Secured debt		7,300	7,661
Variable rate redeemable cumulative preference shares of subsidiaries		—	—
Finance leases		767	750
Unsecured debt		8,458	7,733
Unamortised loan costs		(91)	(129)

		16,434	16,015

Reconciliation
Balance at beginning of year		16,015	13,846
Acquisition of businesses	58	—	5
Loans raised		1,021	2,631
Loans repaid		(1,034)	(1,326)
Amortisation of loan costs		38	51
Effect of cash flow hedge accounting		—	(63)
Disposal of businesses	59	303	299
Net reclassification from/(to) held for sale		29	(75)
Translation effect of foreign currency loan		(54)	198
Translation of foreign operations	50	116	449

Balance at end of year		16,434	16,015

Currency analysis
Euro		5,252	4,846
US dollar		3,404	3,388
Rand		7,534	7,631
Other		244	150

		16,434	16,015

	2007	2006

	Rm	Rm
Interest bearing status
Interest bearing debt	15,834	15,715
Non-interest bearing debt	600	300

	16,434	16,015

Maturity profile
Within one year	3,075	994
One to two years	1,553	3,000
Two to three years	4,398	1,015
Three to four years	1,276	3,773
Four to five years	1,256	1,005
More than five years	4,876	6,228

	16,434	16,015

Related party long-term debt
Third parties	107	82
Joint ventures	460	92

	567	174

Business segmentation
South African Energy cluster	4,726	4,473
Oil	2,120	2,011
Gas	2,606	2,462
International Energy cluster	3,389	3,488
Synfuels International	2,346	2,330
Petroleum International	1,043	1,158
Chemicals cluster	3,058	2,900
Polymers	2,278	2,024
Solvents	654	718
Other	126	158
Other businesses	5,261	5,154

	16,434	16,015

Fair value of long-term debt
The fair value of the long-term loans is based on the quoted market price for the same or similar instruments or on the current rates available for debt with the same maturity profile and effective interest rate with similar cash flows. Market related rates were used to discount estimated cash flows based on the underlying currency of the debt. The fair value of non-current loans, borrowings and other payables with variable interest rates approximates their carrying amounts.
Long-term debt (before unamortised loan costs)	16,525	16,144

        In terms of Sasol Limited's Articles of Association the group's borrowing powers are limited to twice the sum of its share capital and reserves (2007—R123 billion and 2006—R105 billion).

Terms of repayment	Security	Business	Currency	Interest rate at 30 June 2007	2007	2006

					Rm	Rm
Secured debt
Repayable in semi-annual instalments commencing in June 2007 until December 2016	Secured by assets under construction with a book value of R3,717 million (2006—R3,441 million).	Synfuels International (Oryx GTL)	US dollar	Fixed 3.78% and Libor + 0.75%	2,346	2,329
Repayable in semi-annual instalments ending between June 2015 and December 2017	Secured by plant with a book value of R3, 064 million (2006—R3,152 million).	Gas (Rompco)	Rand	Jibar + 0.4% to 2.5%	2,042	2,202
Repayable in semi-annual instalments ending between 2012 and 2016	Secured by assets under construction with a book value of R2,019 million.	Polymers (Arya)	Euro and US dollar	Euribor + 0.5%; Libor + 0.5%; and Fixed 2.6%	1,718	1,734
Repayable in semi-annual instalments ending 2015	Secured by plant and equipment with a book value of R1,383 million (2006—R1,721 million).	Petroleum International	Euro and Rand	Jibar + 1.15% to 2.5% and Euribor + 2.5%	1,077	1,202
Repayable in equal semi-annual instalments ending 31 March 2008	Secured by a mortgage over plant with a book value of R107 million (2006—R112 million).	Wax International	Euro	Fixed 4.25% to 5.00%	25	37
Repayable in quarterly instalments ending June 2009	Secured by trade receivables with a book value of R21 million (2006—R26 million).	Gas (Spring Lights)	Rand	Jibar + 2.4%	21	28
Repayable in March 2014	Secured by the shares in the company borrowing the funds	Oil (Petromoc)	US dollar	Fixed 18.0%	11	13
Other secured debt		Various	Various	Various	60	14
Settled during the financial year					—	102

					7,300	7,661

Finance leases
Repayable in monthly instalments over 20 to 30 years ending 2033	Secured by plant and equipment with a book value of R720 million (2006—R687 million).	Oil	Rand	Variable 8.0% to 18.0%	720	687
Half yearly payments until April 2009	Secured by buildings with a book value of R12 million (2006—R17 million).	Polymers	Rand	Fixed 20,8%	30	39
Other smaller finance leases	Underlying assets		Various	Various	17	24

					767	750

Total secured debt					8,067	8,411

Terms of repayment	Business	Currency	Interest rate at 30 June 2007	2007	2006

				Rm	Rm
Unsecured debt
Repayable on maturity in June 2010	Financing	Euro	Fixed 3.375%	2,850	2,750
Repayable in August 2007	Financing	Rand	Fixed 10.5%	1,999	2,000
Repayable in semi-annual instalments ending December 2015	Oil	Rand	Variable 10.76%-11.04%	699	777
Repayable in semi-annual instalments ending December 2013	Solvents (Acrylates)	US dollar and Rand	Fixed 7.34%-10.58%	651	709
Repayable in semi-annual instalments ending June 2010	Polymers (Arya)	Euro	Euribor + 3.0%	450	61
Repayable in June 2013	Financing	US dollar	Libor + 0.13%	412	419
Loan from iGas (minority shareholder) in Republic of Mozambique Pipeline Investments Company (Pty) Limited. No fixed repayment terms.	Gas (Rompco)	Rand	—	300	300
Loan from CMG (minority shareholder) in Republic of Mozambique Pipeline Investments Company (Pty) Limited. No fixed repayment terms.	Gas (Rompco)	Rand	—	300	—
Repayable in semi-annual instalments ending January 2014	Oil	Rand	Fixed 11.55%	249	272
Repayable in May 2008	Oil	Other	Namibian prime rate + 1.0%	214	146
Repayable in semi-annual instalments ending December 2007 with an unconditional option to extend the loan beyond 12 months	Oil	Rand	Variable 10.76%	109	—
No fixed repayment terms	Oil	Rand	Fixed 8%	107	79
Repayable in equal semi-annual instalments over 6,5 years until February 2010	Polymers (Petlin)	US dollar	Variable 5.36% to 6.84%	70	—
Repayable December 2007	Mining	Rand	Variable 8.74%	14	19
Repayable in annual instalments ending March 2009	Polymers (Petlin)	US dollar	Variable 5.58%	10	31
Other	Various	Various	Various	24	93
Settled during the financial year	Various	Various	Various	—	77

Total unsecured debt				8,458	7,733
Total long-term debt				16,525	16,144
Unamortised loan costs (amortised over period of loan using effective interest rate method)				(91)	(129)

				16,434	16,015
Repayable within one year included in short-term debt (refer note 28)				(3,075)	(994)

				13,359	15,021

Banking facilities and debt arrangements at 30 June 2007

	Expiry date		Currency	Rand equivalent	Utilisation

				Rm	Rm
Sasol Financing
Uncommitted facilities
Commercial banking facilities	Various (short-term	)	Rand	12,880	98
Commercial paper programme	None		Rand	6,000	—
Committed facility
Revolving credit facility (syndicated)	May 2008		Euro	1,430	—
Debt arrangements
RSA Bond	August 2007		Rand	2,000	1,999
Japan Bank for International Co-operation	June 2013		US dollar	412	412
Sasol Financing International
Uncommitted facilities
Commercial banking facilities	Various (short-term	)	Euro	148	—
Committed facility
Revolving credit facility	May 2008		Euro	2,383	2,107
Debt arrangement
Eurobond	June 2010		Euro	2,850	2,850
Other Sasol businesses
Asset based finance
Republic of Mozambique Pipeline Investments Company (Pty) Limited	December 2015		Rand	2,642	2,642
Oryx GTL Limited (QSC)	December 2015		US dollar	2,414	2,346
Sasol Petroleum Temane Limitada	June 2015		Euro and Rand	1,077	1,077
Debt arrangements
Arya Sasol Polymer Company	May 2015		Euro	2,168	2,168
National Petroleum Refiners of South Africa (Pty) Limited	Various		Rand	1,130	1,057
Sasol Dia Acrylates (South Africa) (Pty) Limited	March 2011		US dollar and Rand	651	651
Property finance leases
Sasol Oil (Pty) Limited and subsidiaries	Various		Rand	845	720
Other banking facilities and debt arrangements	Various		Various	2,082	1,398

				41,112	19,525
Comprising
Long-term debt					16,434
Short-term debt					2,546
Bank overdraft					545

					19,525

Financial covenants

        The group is in compliance with its debt covenants, none of which are expected to represent material restrictions on funding or investment policies in the foreseeable future.

23    Long-term financial liability

	2007	2006

	Rm	Rm
Financial guarantees recognised	56
less amortisation of financial guarantees	(3)

Arising on long-term financial instruments	53
held for trading	53

        In terms of the sale of 25% in Sasol Oil (Pty) Limited to Tshwarisano LFB Investment (Pty) Limited, facilitation for the financing requirements has been provided. A financial liability for the fair value of this guarantee, amounting to R39 million has been recognised. This liability will be released over the period of the guarantee using the effective interest rate method.

        In terms of the sale of 25% in Republic of Mozambique Pipeline Investment Company (Pty) Limited to Companhia de Mocambicana de Gasoduto, facilitation for the financing requirements has been provided. A financial liability for the fair value of this guarantee, amounting to R17 million has been recognised. This liability will be released over the period of the guarantee using the effective interest rate method.

24    Long-term provisions

	Note	2007	2006

		Rm	Rm
Balance at beginning of year		3,929	3,414
Capitalised in property, plant and equipment and assets under construction		82	252
Operating income charge		337	970
increase for year		835	930
reversal of unutilised amounts		(89)	(165)
effect of change in discount rate		(409)	205
Notional interest		263	264
Utilised during year (cash flow)		(789)	(288)
Reclassification from/(to) held for sale		836	(836)
Translation of foreign operations	50	30	153

Balance at end of year		4,688	3,929
Less short-term portion	30	(900)	(466)

Long-term provisions		3,788	3,463

Comprising
Environmental		3,355	3,184
Other		1,333	745
provision against guarantees		502	351
restructuring costs		176	—
long-term insurance obligation		—	172
long-term supply obligation		135	135
share appreciation rights		4	—
other		516	87
		4,688	3,929

	2007	2006

	Rm	Rm
Business segmentation
South African Energy cluster	2,112	2,283
Mining	508	526
Synfuels	1,359	1,576
Oil	192	132
Gas	53	49
International Energy cluster	402	323
Synfuels International	318	248
Petroleum International	84	75
Chemicals cluster	1,273	723
Polymers	42	47
Solvents	59	100
Olefins & Surfactants	620	—
Other	552	576
Other businesses	1	134

Total operations	3,788	3,463

Expected timing of future cash-flows
Within one year	900	466
One to two years	549	399
Two to three years	255	180
Three to four years	327	160
Four to five years	157	288
More than five years	2,500	2,436
	4,688	3,929

Estimated undiscounted obligation	16,342	13,510

        Representing the estimated actual cash flows in the period in which the obligation is settled. In accordance with the group's published environmental policy and applicable legislation, a provision for rehabilitation is recognised when the obligation arises.

        The environmental obligation includes estimated costs for the rehabilitation of coal mining, gas and petrochemical sites. The amount provided is calculated based on currently available facts and applicable legislation.

        The determination of long-term provisions, in particular environmental provisions, remain a key area where management's judgement is required. Estimating the future cost of these obligations is complex and requires management to make estimates and judgements because most of the obligations will only be fulfilled in the future and contracts and laws are often not clear regarding what is required. The resulting provisions could also be influenced by changing technologies and political, environmental, safety, business and statutory considerations.

        It is envisaged that, based on the current information available, any additional liability in excess of the amounts provided will not have a material adverse effect on the group's financial position, liquidity or cash flow.

        A 1% change in the discount rate would have the following effect on the long-term provisions recognised

	2007	2006

	Rm	Rm
Increase in the discount rate	(404)	(426)
Decrease in the discount rate	450	523
	2007 Environmental	2007 Other	2007 Total

	Rm	Rm	Rm
Balance at beginning of year	3,184	745	3,929
Capitalised in property, plant and equipment	82	—	82
Operating income charge	(160)	497	337
increase for year	345	490	835
reversal of unutilised amounts	(74)	(15)	(89)
effect of change in discount rate	(431)	22	(409)
Notional interest	231	32	263
Utilised during year (cash flow)	(211)	(578)	(789)
Reclassification from held for sale	218	618	836
Translation of foreign operations	11	19	30

Balance at end of year	3,355	1,333	4,688

25    Post-retirement benefit obligations

	Note	2007	2006

		Rm	Rm
Post-retirement healthcare benefits	25.1	2,027	1,616
Pension benefits	25.2	1,677	850

Total post-retirement benefit obligations		3,704	2,466
Less short-term portion
post-retirement healthcare benefits	30	(24)	—
pension benefits	30	(19)	(5)

		3,661	2,461

        The group provides for obligations for pension and provident funds as they apply to both defined contribution and defined benefit schemes, as well as post-retirement healthcare. The obligations are determined on a number of assumptions and in consultation with independent actuaries. These assumptions include, amongst others, the discount rate, the expected long-term rate of return of retirement plan assets, healthcare cost inflation and rates of increase in compensation costs.

25.1    Post-retirement healthcare benefits

        The group provides post-retirement healthcare benefits to certain of its retirees, principally in South Africa and the United States of America. The method of accounting and the frequency of valuations for determining the liability are similar to those used for defined benefit pension plans.

South Africa

        The post-retirement benefit plan provides certain healthcare and life assurance benefits to South African employees hired prior to 1 January 1998, who retire and satisfy the necessary requirements of the medical fund. Generally, medical coverage provides for a specified percentage of most medical expenses, subject to preset rules and maximum amounts. The cost of providing these contributions is shared with the retirees. The plan is unfunded. The accumulated post-retirement benefit obligation is accrued over the employee's working life until full eligibility age.

United States of America

        Certain other healthcare and life assurance benefits are provided for personnel employed in the United States of America. Generally, medical coverage pays a specified percentage of most medical expenses, subject to preset maximum amounts and reduced for payments made by the healthcare provider, Medicare. The cost of providing these benefits is shared with the retirees. The plan is also unfunded.

	South Africa	United States of America

Last actuarial valuation	31 March 2007	30 June 2007
Full/interim valuation	Full	Full
Valuation method adopted	Projected unit credit	Projected unit credit

Principal actuarial assumptions

        Weighted average assumptions used in performing actuarial valuation

	South Africa		United States of America

At valuation date
	2007%	2006%	2007%	2006%

Healthcare cost inflation
Initial	6.5%	6.5%	7.5%	8.0%
Ultimate	6.5%	6.5%	5.5%	5.5%
Discount rate	8.0%	8.0%	6.0%	6.0%

Reconciliation of projected benefit obligation to the amount recognised in the balance sheet

	South Africa		United States of America		Total

	2007	2006	2007	2006	2007	2006

	Rm	Rm	Rm	Rm	Rm	Rm
Projected benefit obligation	2,040	1,728	343	—	2,383	1,728
Unrecognised prior service cost	—	—	3	—	3	—
Unrecognised actuarial losses	(267)	(112)	(92)	—	(359)	(112)

Total post-retirement healthcare obligation	1,773	1,616	254	—	2,027	1,616
Less short-term portion	—	—	(24)	—	(24)	—

Non-current post-retirement healthcare obligation	1,773	1,616	230	—	2,003	1,616

Reconciliation of the total post-retirement healthcare obligation recognised in the balance sheet

	South Africa		United States of America		Total

	2007	2006	2007	2006	2007	2006

	Rm	Rm	Rm	Rm	Rm	Rm
Total post-retirement healthcare obligation at beginning of year	1,616	1,487	—	285	1,616	1,772
Service cost	58	47	8	5	66	52
Interest cost	135	116	20	18	155	134
Recognised actuarial loss	—	—	13	7	13	7
Past service cost recognised	—	—	(5)	(5)	(5)	(5)
Benefits paid	(36)	(34)	(20)	(23)	(56)	(57)
Translation of foreign operations	—	—	(6)	16	(6)	16
Curtailments and settlements	—	—	(6)	(53)	(6)	(53)
Reclassification from/(to) held for sale	—	—	250	(250)	250	(250)

Total post-retirement healthcare obligation at end of year	1,773	1,616	254	—	2,027	1,616

Reconciliation of projected benefit obligation

	South Africa		United States of America		Total

	2007	2006	2007	2006	2007	2006

	Rm	Rm	Rm	Rm	Rm	Rm
Projected benefit obligations at beginning of year	1,728	1,387	—	415	1,728	1,802
Service cost	58	47	8	5	66	52
Interest cost	135	116	20	18	155	134
Actuarial losses/(gains)	155	212	12	(22)	167	190
Benefits paid	(36)	(34)	(20)	(23)	(56)	(57)
Translation of foreign operations	—	—	(6)	19	(6)	19
Curtailments and settlements(1)	—	—	(6)	(80)	(6)	(80)
Plan amendments	—	—	—	3	—	3
Reclassification from/(to) held for sale	—	—	335	(335)	335	(335)

Projected benefit obligation at end of year	2,040	1,728	343	—	2,383	1,728

(1)
Included in the 2006 amount for curtailments and settlements is R25 million in respect of the recognition of a pro-rata portion of the unrecognised actuarial losses/(gains).

        The post-retirement healthcare liability is calculated, using the projected unit credit method, as the present value of the expected future contributions required to be made in respect of eligible employees once they have retired. Had this liability been calculated on the basis of the expected future benefits to be provided to the eligible employees, the projected benefit obligation would have been increased by R1,412 million (2006—R1,138 million).

Net post-retirement healthcare costs recognised in the income statement

	South Africa			United States of America			Total

	2007	2006	2005	2007	2006	2005	2007	2006	2005

	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm
Service cost	58	47	50	8	5	3	66	52	53
Interest cost	135	116	128	20	18	22	155	134	150
Recognised net actuarial loss	—	—	—	13	7	6	13	7	6
Past service cost	—	—	—	(5)	(5)	(5)	(5)	(5)	(5)
Curtailments and settlements	—	—	—	(6)	(53)	—	(6)	(53)	—

Net periodic benefit cost	193	163	178	30	(28)	26	223	135	204

Sensitivity analysis

        Assumed healthcare cost trend rates have a significant effect on the amounts reported for the post-retirement healthcare benefits. A one percentage-point change in assumed healthcare cost trend rates could have the following effect:

	South Africa		United States of America

	% point increase	% point decrease	% point increase	% point decrease

	(Rand in millions)
2007
Total service and interest cost components	236	(160)	—	—
Accumulated post-retirement benefit obligations	2,444	(1,721)	2	(2)
2006
Total service and interest cost components	381	(260)	—	—
Accumulated post-retirement benefit obligations	2,069	(1,459)	3	(4)

Expected employer benefit payments

	South Africa	United States of America	Total

	Rm	Rm	Rm
Within one year	45	24	69
One to two years	48	24	72
Two to three years	51	25	76
Three to four years	55	25	80
Four to five years	59	26	85
More than five years	300	138	438

	558	262	820

25.2    Pension benefits

        The group operates or contributes to defined benefit pension plans and defined contribution plans in the countries in which it operates.

        Contributions by the group and in some cases the employees are made for funds set up in South Africa and the United States of America whilst no contributions are made for plans established in other geographic areas.

        Provisions for pension obligations are established for benefits payable in the form of retirement, disability and surviving dependent pensions. The benefits offered vary according to the legal, fiscal and economic conditions of each country.

South African operations

Background

        Sasol contributes to a pension fund which provides defined post-retirement and death benefits based on final pensionable salary at retirement. Prior to 1 April 1994, this pension fund was open to all employees of the group in South Africa. In 1994, all members were given the choice to voluntarily transfer to the newly established defined contribution section of the pension fund and approximately 99% of contributing members chose to transfer to the defined contribution section. At that date the calculated actuarial surplus of approximately R1,250 million was apportioned to pensioners, members transferring to the defined contribution section and a R200 million balance was allocated within the pension fund to an employer's reserve.

        The assets of the Sasol Pension Fund (the Fund) are held separately from those of the company in a trustee administered fund, registered in terms of the South African Pension Funds Act, 1956. Included in the Fund assets are 2,395,208 Sasol Limited shares valued at R637 million at year end (2006—2,369,708 shares at R652 million) purchased in terms of an approved investment strategy.

Contributions

        The annual pension charge is determined in consultation with the pension fund's independent actuary and is calculated using assumptions consistent with those used at the last actuarial valuation of the pension fund. The pension fund assets have been valued at fair value.

        The prepayment of R92 million (2006—R78 million) in the balance sheet represents the accumulated excess of the actual contributions paid to the pension fund in excess of the accumulated pension liability and the surplus that arose prior to 31 December 2002, to which the company is entitled in terms of the Surplus Apportionment Scheme.

Limitation of asset recognition

        In December 2001, the Pension Funds Second Amendment Act was promulgated. The Act generally provides for the payment of enhanced benefits to former members, minimum pension increases for pensioners and the apportionment of any actuarial surplus existing in the Fund, at the apportionment date, in an equitable manner between existing members including pensioners, former members and the employer in such proportions as the trustees of the Fund shall determine.

        In terms of the Pension Funds Second Amendment Act 2001, the Fund undertook a surplus apportionment exercise as at December 2002. The surplus apportionment exercise, and the 31 December 2002 statutory valuation of the Fund, was approved by the Financial Services Board on 26 September 2006. Payments to former members have commenced and an amount of R319 million has been set aside for this purpose. The surplus due to the company amounts to approximately R7 million as at 31 March 2007 and has been included in the pension asset recognised in the current year. The trustee's of the Fund have, in principle, agreed that the company can utilise any surplus that arises in the defined benefit portion of the Fund.

        The pension fund asset recognised is limited to the present value of any economic benefits available to the company in the form of refunds from the plan or reductions in future contributions to the plan. This limitation has been applied in the current and previous year and is determined on a financial soundness valuation basis.

Membership

        A significant number of employees are covered by union sponsored, collectively bargained, and in some cases, multi-employer defined contribution pension plans. Information from the administrators of these plans offering defined benefits is not sufficient to permit the company to determine its share, if any, of any unfunded vested benefits.

        The group occupies certain properties owned by the Sasol Pension Fund. The fair value thereof is R2,340 million as at 30 June 2007.

Defined contribution plans

        Members of the defined benefit section are required to contribute to the pension fund at the rate of 7.5% of pensionable salary. Sasol meets the balance of the cost of providing benefits. Company contributions are based on the results of the actuarial valuation of the pension fund in terms of South African legislation and are agreed by Sasol Limited and the pension fund trustees.

        Contributions, for the defined contributions section, are paid by the members and Sasol at fixed rates. Contributions to the defined contribution fund by the group for the year ended 30 June 2007 amounted to R612 million (2006—R507 million).

Foreign operations

        Pension coverage for employees of the group's international operations is provided through separate plans. The company systematically provides for obligations under such plans by depositing funds with trustees for those plans operating in the United States of America or by creation of accounting obligations for other plans.

Pension fund assets

        The assets of the pension funds are invested as follows

	South Africa		United States of America

	2007	2006	2007	2006

	%	%	%	%
Equities
local	59	60	49	50
foreign	13	8	17	16
Fixed interest	10	11	30	30
Property	18	15	—	—
Other	—	6	4	4

Total	100	100	100	100

Investment strategy

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

        The pension plans seek to achieve total returns both sufficient to meet expected future obligations as well as returns greater than their policy benchmark reflecting the target weights of the asset classes used in its targeted strategic asset allocation.

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

        The trustees target the plans' asset allocation within the following ranges within each asset class

	South Africa(1)		United States of America
Asset classes
	Minimum	Maximum	Minimum	Maximum

	%	%	%	%
Equities
local	50	60	50	75
foreign	—	15	—	20
Fixed interest	10	25	—	40
Property	10	25	—	10
Other	—	10	—	10

(1)
Members of the scheme have a choice of three investment portfolios. The targeted allocation disclosed represents the moderate balanced investment portfolio which the majority of the members of the scheme have adopted. The total assets under these investment portfolios is R18 million, R17,776 million and R185 million for the low portfolio, moderate portfolio and aggressive portfolio, respectively. Defined benefit members' funds are invested in the moderate balanced portfolio.

        The trustees of the respective funds monitor investment performance and portfolio characteristics on a regular basis to ensure that managers are meeting expectations with respect to their investment approach. There are restrictions and controls placed on managers in this regard.

	South Africa	United States of America	Europe

Last actuarial valuation	31 March 2007	30 June 2007	30 June 2007
Full/interim valuation	Full	Full	Full
Valuation method adopted	Projected unit credit	Projected unit credit	Projected unit credit

Principal actuarial assumptions

        Weighted average assumptions used in performing actuarial valuation

			Foreign
	South Africa		United States of America		Europe
At valuation date
	2007	2006	2007	2006	2007	2006

	%	%	%	%	%	%
Discount rate	8.0%	8.0%	6.0%	5.5%	5.1%	4.5%
Expected return on plan assets	8.8%	8.5%	7.8%	7.8%	—	—
Average salary increases	6.0%	6.0%	2.9%	2.7%	2.7%	2.5%
Average pension increases	2.9%	3.3%	—	—	1.1%	2.2%

        Assumptions regarding future mortality are based on published statistics and mortality tables.

Reconciliation of the funded status to amounts recognised in the balance sheet

	South Africa		Foreign		Total

	2007	2006	2007	2006	2007	2006

	Rm	Rm	Rm	Rm	Rm	Rm
Projected benefit obligation (funded obligation)	4,754	3,582	778	36	5,532	3,618
Plan assets	(5,381)	(4,640)	(842)	(23)	(6,223)	(4,663)
Projected benefit obligation (unfunded obligation)	—	—	1,913	1,068	1,913	1,068
Unrecognised actuarial net (losses)/gains	314	850	(443)	(233)	(129)	617
Asset not recognised due to legal limitation	221	130	—	—	221	130

Net (asset)/liability recognised	(92)	(78)	1,406	848	1,314	770

Comprising
Prepaid pension asset (refer note 13)	(92)	(78)	(271)	(2)	(363)	(80)
Pension benefit obligation	—	—	1,677	850	1,677	850
Long-term portion	—	—	1,658	845	1,658	845
Short-term portion	—	—	19	5	19	5

Net (asset)/liability recognised	(92)	(78)	1,406	848	1,314	770

Reconciliation of projected benefit obligation (funded obligation)

	South Africa		Foreign		Total

	2007	2006	2007	2006	2007	2006

	Rm	Rm	Rm	Rm	Rm	Rm
Projected benefit obligation at beginning of year	3,582	2,519	36	684	3,618	3,203
Service cost	7	5	31	30	38	35
Interest cost	276	206	50	50	326	256
Actuarial losses/(gains)	1,088	746	92	(68)	1,180	678
Member contributions	2	2	—	—	2	2
Benefits paid	(277)	(209)	(68)	(50)	(345)	(259)
Translation of foreign operations	—	—	(15)	47	(15)	47
Curtailments and settlements	—	—	(5)	—	(5)	—
Transfer from defined contribution plan(1)	395	313	—	—	395	313
Surplus allocation	(319)	—	—	—	(319)	—
Reclassification from/(to) held for sale	—	—	657	(657)	657	(657)

Projected benefit obligation at end of year	4,754	3,582	778	36	5,532	3,618

Reconciliation of projected benefit obligation (unfunded obligation)

	Foreign		Total

	2007	2006	2007	2006

	Rm	Rm	Rm	Rm
Projected benefit obligation at beginning of year	1,068	1,489	1,068	1,489
Service cost	63	49	63	49
Interest cost	81	58	81	58
Actuarial loss	5	18	5	18
Benefits paid	(48)	(35)	(48)	(35)
Translation of foreign operations	72	213	72	213
Plan amendments	(59)	7	(59)	7
Reclassification from/(to) held for sale	731	(731)	731	(731)

Projected benefit obligation at end of year	1,913	1,068	1,913	1,068

Reconciliation of plan assets of funded obligation

	South Africa		Foreign		Total

	2007	2006	2007	2006	2007	2006

	Rm	Rm	Rm	Rm	Rm	Rm
Fair value of plan assets at beginning of year	4,640	3,240	23	609	4,663	3,849
Actual return on plan assets	1,319	1,290	56	73	1,375	1,363
Plan participant contributions	2	2	—	—	2	2
Employer contributions	4	4	83	40	87	44
Benefit payments	(277)	(209)	(68)	(50)	(345)	(259)
Translation of foreign operations	—	—	46	53	46	53
Transfer from defined contribution plan(1)	395	313	—	—	395	313
Transfer to defined contribution plan(2)	(383)	—	—	—	(383)	—
Surplus allocation	(319)	—	—	—	(319)	—
Reclassification from/(to) held for sale	—	—	702	(702)	702	(702)

Fair value of plan assets at end of year	5,381	4,640	842	23	6,223	4,663

(1)
Amount represents retired employees from the defined contribution section of the plan, who, on retirement, have elected to participate in the defined benefit plan by purchasing a defined benefit pension from the fund.

(2)
Following approval of the surplus apportionment as well as the subsequent statutory actuarial valuation, certain assets previously allocated to the defined benefit portion of the fund were reallocated to the defined contribution portion of the fund.

Net periodic pension cost/(gain) recognised in the income statement

	South Africa		Foreign		Total

	2007	2006	2007	2006	2007	2006

	Rm	Rm	Rm	Rm	Rm	Rm
Service cost	7	5	94	79	101	84
Interest cost	276	206	131	108	407	314
Expected return on plan assets	(337)	(278)	(55)	(42)	(392)	(320)
Recognised actuarial (gains)/losses	(48)	(37)	(1)	29	(49)	(8)
Legal limitation cost	91	109	—	—	91	109
Plan amendments	—	—	—	7	—	7
Net pension costs	(11)	5	169	181	158	186

Actual return on plan assets	1,319	1,290	56	73	1,375	1,363

        The group expects the following benefit payments to be paid out of the plans for the years indicated. The expected benefits are based on the same assumptions used to measure the group's benefit obligation as at 30 June 2007 and include estimated future employee service.

	South Africa	Foreign	Total

	Rm	Rm	Rm
Within one year	301	116	417
One to two years	338	138	476
Two to three years	357	147	504
Three to four years	376	149	525
Four to five years	398	114	512
More than five years	2,362	1,132	3,494

	4,132	1,796	5,928

Contributions

        Funding is based on actuarial determined contributions. The following table sets forth the projected pension contributions for the 2008 financial year

	South Africa	United States of America

	Rm	Rm
Pension contributions	7	84

26    Long-term deferred income

	2007	2006

	Rm	Rm
Total deferred income	2,809	1,708
Short-term portion	(44)	(10)

	2,765	1,698

        Amounts received in respect of capital investment, to be recognised in income over the useful lives of the underlying assets, as well as emission rights received to be recognised in income as the emissions are generated.

Business segmentation
South African Energy cluster	27	—
Oil	1	—
Gas	26	—
International Energy cluster	2,671	1,676
Synfuels International	2,671	1,676
Chemicals cluster	67	22
Solvents	6	22
Olefins & Surfactants	61	—

Total operations	2,765	1,698

27    Deferred tax

	Note	2007	2006

		Rm	Restated Rm
Reconciliation
Balance at beginning of year as previously reported		5,362	5,877
Effect of change in accounting policy	5	103	89

Restated balance at beginning of year		5,465	5,966
Acquisition of businesses	58	—	—
Disposal of businesses	59	—	—
Current year charge		1,360	(21)
per the income statement	44	1,360	(86)
per the changes in equity statement		—	65
Net reclassification from/(to) held for sale		641	(643)
Translation of foreign operations	50	(7)	163

Balance at end of year		7,459	5,465

Comprising
Deferred tax assets		(845)	(691)
Deferred tax liabilities		8,304	6,156

		7,459	5,465

Deferred tax assets and liabilities are determined based on the tax status of the underlying entities.
Deferred tax is attributable to the following temporary differences
Assets
Property, plant and equipment		354	414
Short- and long-term provisions		(276)	(290)
Calculated tax losses		(810)	(611)
Other		(113)	(204)

		(845)	(691)

Liabilities
Property, plant and equipment		10,352	8,015
Intangible assets		128	168
Current assets		85	(129)
Long-term debt		(62)	12
Short- and long-term provisions		(1,891)	(1,594)
Calculated tax losses		(580)	(477)
Other		272	161

		8,304	6,156

        Deferred tax assets have been recognised for the carry forward amount of unused tax losses relating to the group's operations where, among other things, taxation losses can be carried forward indefinitely and there is evidence that it is probable that sufficient taxable profits will be available in the future to utilise all tax losses carried forward.

        Deferred tax assets are not recognised for the carry forward of unused tax losses when it cannot be demonstrated that it is probable that taxable profits will be available against which the deductible temporary difference can be utilised.

	2007	2006

	Rm	Rm
Attributable to the following tax jurisdictions
South Africa	5,972	4,766
Nigeria	701	592
Germany	434	108
United States of America	302	(66)
Mozambique	96	22
Italy	(104)	—
Other	58	43

	7,459	5,465

Calculated tax losses
(before applying the applicable tax rate)
Available for offset against future taxable income	8,379	5,722
Utilised to reduce the deferred tax balance	(5,025)	(4,230)

Not recognised as a deferred tax asset	3,354	1,492

        Deferred tax assets have been recognised to the extent that it is probable that the entities will generate future taxable income against which these tax losses can be utilised.

        A portion of the estimated tax losses available may be subject to various statutory limitations as to its usage in the event of significant changes in that entity.

2007

Rm
Calculated tax losses carried forward that have not been recognised
Expiry between one and two years	311
Expiry between two and five years	1,293
Expiry thereafter	984
Indefinite life	766

3,354

Unremitted earnings of foreign subsidiaries and foreign incorporated joint ventures

        No provision is made for the income tax effect that may arise on the remittance of unremitted earnings by certain foreign subsidiaries and foreign incorporated joint ventures. It is management's intention that, where there is no double taxation relief, these earnings will be permanently re-invested in these entities.

	2007	2006

	Rm	Rm
Unremitted earnings at end of year	7,238	3,770
Europe	6,217
Rest of Africa	632
USA	248
Other	141
Tax effect if remitted	69	53
Europe	36
Rest of Africa	6
USA	13
Other	14

Secondary Taxation on Companies (STC)

        STC is a tax levied on South African companies at a rate of 10% with effect from 1 October 2007 (previously 12.5%) on dividends distributed.

        Current and deferred tax are measured at the tax rate applicable to undistributed income and therefore only take STC into account to the extent that dividends have been received or paid.

        On declaration of a dividend, the company includes the STC on this dividend in its computation of the income tax expense in the period of such declaration.

	2007	2006

	Rm	Rm
Undistributed earnings that would be subject to STC	71,762	54,889
Tax effect if distributed	6,524	6,099
Available STC credits at end of year	126	851

Current liabilities

	Note	2007	2006

		Rm	Rm
Liabilities in disposal groups held for sale	16	35	5,479
Short-term debt	28	5,621	2,721
Short-term financial liabilities	29	383	514
Short-term provisions	30	2,693	1,875
Short-term portion of deferred income	26	44	10
Tax payable	31	1,465	1,899
Trade payables and accrued expenses (Restated)	32	9,376	6,602
Other payables (Restated)	33	3,704	1,833
Bank overdraft	21	545	442

		23,866	21,375

28    Short-term debt

	Note	2007	2006

		Rm	Rm
Bank loans		288	1,188
Revolving credit		2,107	535
Short-term joint venture loans		—	4
Commercial paper in issue		—	—
Other		151	—

Short-term external loans		2,546	1,727
Short-term portion of long-term debt	22	3,075	994

		5,621	2,721

Reconciliation
Balance at beginning of year		1,727	4,613
Loans raised		1,918	973
Loans repaid		(1,053)	(3,911)
Translation effect of foreign currency loan		(45)	—
Translation of foreign operations	50	(1)	52

Balance at end of year		2,546	1,727

Currency analysis
Euro		2,107	533
US dollar		98	86
Rand		—	1,003
Other currencies		341	105

		2,546	1,727

Interest bearing status

        All short-term debt bears interest at market related rates. The weighted average interest rate applicable to short-term debt for the year was approximately 5.4% (2006—6.1%).

Security

        All short-term debt is unsecured.

	2007	2006

	Rm	Rm
Business segmentation
Financing	2,107	1,547
Polymers	341	48
Other	98	132

	2,546	1,727

Fair value of short-term debt

        The carrying amount of short-term external loans approximates fair value because of the short period to maturity of those instruments. The fair value of the short-term portion of long-term debt is disclosed in note 22.

29    Short-term financial instruments

	2007	2006

	Rm	Rm
Forward exchange contracts	56	12
Cross currency swaps	130	397
Interest rate derivatives	—	12
Commodity derivatives	197	93

Arising on short-term financial instruments	383	514

used for cash flow hedging	153
held for trading	230

        Short-term financial liabilities include the revaluation of out-of-the-money derivative instruments, refer to note 66.

Fair value of derivative financial instruments

        The fair value of derivatives is based upon marked to market valuations.

Forward exchange contracts and cross currency swaps

        The fair value losses were determined by recalculating the daily forward rates for each currency using a forward rate interpolator model. The net market value of all forward exchange contracts and cross currency swaps at year end was calculated by comparing the forward exchange contracted rates to the equivalent year end market foreign exchange rates. The present values of these net market values were then determined using the appropriate currency specific discount curve.

Interest rate and commodity derivatives

        The fair value of interest rate and commodity derivatives were determined by reference to quoted market prices for similar instruments.

30    Short-term provisions

	Note	2007	2006

		Rm	Rm
Employee provisions		1,234	850
Insurance related provisions		105	97
Restructuring provisions		93	—
Other provisions		318	457

		1,750	1,404
Short-term portion of
long-term provisions	24	900	466
post-retirement benefit obligations	25	43	5

		2,693	1,875

Reconciliation
Balance at beginning of year		1,404	1,300
Acquisition of businesses	58	—	2
Disposal of businesses	59	1	—
Net income statement movement*		(13)	389
income statement charge		1,609	1,398
reversal of unutilised amounts		(92)	(36)
provisions utilised		(1,530)	(973)
Reclassification from/(to) held for sale		347	(362)
Translation of foreign operations	50	11	75

Balance at end of year		1,750	1,404

*
Included in the net income statement movement of short-term provisions are charges relating to the increase in emission obligations for the year as well as the utilization of emission rights in reducing these provisions.

	2007	2006

	Rm	Rm
Business segmentation
South African Energy cluster	431	572
Mining	151	171
Synfuels	173	190
Oil	98	184
Gas	9	27
International Energy cluster	242	156
Synfuels International	224	141
Petroleum International	18	15
Chemicals cluster	1,651	759
Polymers	108	112
Solvents	209	191
Olefins & Surfactants	896	—
Other	438	456
Other businesses	369	388

Total operations	2,693	1,875

31    Tax paid

	Note	2007	2006

		Rm	Rm
Amounts unpaid at beginning of year		(1,899)	(614)
Interest received/(paid) on tax		7	2
Income tax per income statement	44	(6,793)	(6,620)
Acquisition of businesses	58	—	(5)
Disposal of businesses	59	2	2
Reclassification (to)/from held for sale		(16)	19
Translation of foreign operations	50	(17)	(72)

		(8,716)	(7,288)
Tax payable per balance sheet		1,465	1,899

Per the cash flow statement		(7,251)	(5,389)

Comprising
Normal tax
South Africa		(6,448)	(4,540)
foreign		(198)	(294)
STC		(605)	(555)

		(7,251)	(5,389)

32    Trade payables and accrued expenses

	2007	2006

	Rm	Restated Rm
Trade payables	5,946	3,555
Accrued expenses	1,423	1,563
Related party payables	273	148
third parties	191	67
joint ventures	82	81
Duties payable to revenue authorities	1,381	1,093
Value added tax	353	243

	9,376	6,602

No individual vendor represents more than 10% of the group's trade payables.
Trade payables to cost of sales and services rendered (%)*	15,6%	17,8%
Currency analysis
Euro	2,238
US dollar	2,343
Rand	4,542
Other currencies	253

	9,376

*
2006 percentage incorporates Olefins & Surfactants trade payables reclassified to held for sale.

Fair value of trade payables

        The carrying amount approximates fair value because of the short period to settlement of these obligations.

        In determining the fair value of financial instruments included in trade payables, the carrying value of value added tax and duties payable to revenue authorities have been excluded.

	2007	2006

	Rm	Rm
Business segmentation
South African Energy cluster	4,374	4,054
Mining	301	338
Synfuels	782	709
Oil	3,198	2,930
Gas	93	77
International Energy cluster	642	362
Synfuels International	447	340
Petroleum International	195	22
Chemicals cluster	4,097	1,976
Polymers	264	331
Solvents	765	723
Olefins & Surfactants	2,180	—
Other	888	922
Other businesses	263	210

Total operations	9,376	6,602

33    Other payables

	2007	2006

	Rm	Restated Rm
Capital projects related payables	935	594
Employee related payables	826	369
Insurance related payables	923	381
Other payables	1,020	489

	3,704	1,833

2007

Rm
Currency analysis
Euro	167
US dollar	1,275
Rand	1,842
Other currencies	420

3,704

	2007	2006

	Rm	Rm
Business segmentation
South African Energy cluster	496	459
Mining	158	161
Synfuels	123	199
Oil	190	95
Gas	25	4
International Energy cluster	234	88
Synfuels International	93	60
Petroleum International	141	28
Chemicals cluster	747	197
Polymers	306	113
Solvents	152	8
Olefins & Surfactants	114	—
Other	175	76
Other businesses	2,227	1,089

Total operations	3,704	1,833

Fair value of financial liabilities measured at amortised cost

        The carrying amount approximates fair value because of the short period to maturity of those instruments.

Results of Operations

	Note	2007	2006	2005

		Rm	Rm	Rm
Turnover	34	98,127	82,395	69,239
Cost of sales	35	59,997	48,547	42,250
Other operating income	36	639	533	417
Translation (losses)/gains	37	(232)	243	91
Operating profit	38	25,621	17,212	14,386
Finance income/(expenses)	39	409	(93)	(1,136)
Auditors' remuneration	40	(86)	(68)	(80)
Dividends and interest received	41	825	341	149
Income from associates	42	405	134	184
Borrowing costs	43	(1,148)	(571)	(587)
Taxation	44	(8,153)	(6,534)	(4,573)
Capital items	45	1,233	(3,841)	(1,162)

		Rand	Rand	Rand
Earnings per share	46	27.35	16.78	15.39

34    Turnover

	2007	2006	2005

	Rm	Rm	Rm
Sale of products	96,785	81,172	68,432
Services rendered	918	714	448
Other trading income	424	509	359

	98,127	82,395	69,239

Comprising
Within South Africa	51,011	43,033	34,448
Exported from South Africa	9,854	8,823	8,453
Outside South Africa	37,262	30,539	26,338

	98,127	82,395	69,239

Business segments
South African Energy cluster	42,561	36,338	27,224
Mining	1,694	1,517	1,471
Synfuels	976	915	820
Oil	37,816	32,243	23,525
Gas	2,075	1,663	1,408
International Energy cluster	842	810	396
Synfuels International	65	161	—
Petroleum International	777	649	396
Chemicals cluster	54,297	45,098	41,395
Polymers	9,305	7,537	7,199
Solvents	12,509	10,485	9,361
Olefins & Surfactants	22,012	18,545	16,742
Other	10,471	8,531	8,093
Other businesses	427	149	224

Total operations	98,127	82,395	69,239

35    Cost of sales and services rendered

	2007	2006	2005

	Rm	Rm	Rm
Cost of sales of products	59,434	48,125	41,978
Cost of services rendered	563	422	272

	59,997	48,547	42,250

Comprising
Within South Africa	20,412
Exported from South Africa	6,096
Outside South Africa	33,489

	59,997

Business segmentation
South African Energy cluster	24,847	20,476	15,947
Mining	3,832	3,539	3,176
Synfuels	6,317	5,805	4,897
Oil	14,074	10,729	7,666
Gas	624	403	208
International Energy cluster	560	522	309
Synfuels International	98	156	—
Petroleum International	462	366	309
Chemicals cluster	33,751	27,229	25,724
Polymers	2,816	2,089	2,298
Solvents	4,915	3,806	3,539
Olefins & Surfactants	18,735	15,501	13,623
Other	7,285	5,833	6,264
Other businesses	839	320	270

Total operations	59,997	48,547	42,250

36    Other operating income

Emission rights received	185	185	—
Gain on hedging activities	91	84	82
Bad debts recovered	60	—	—
Insurance proceeds	—	40	210
Other	303	224	125

	639	533	417

37    Translation (losses)/gains

	Note	2007	2006	2005

		Rm	Rm	Rm
(Losses)/gains on foreign exchange transactions
realised		(240)	(220)	(117)
unrealised		8	463	208

		(232)	243	91

Comprising
Forward exchange contracts		(116)	93	(14)
Trade receivables		(18)	164	163
Gain/(loss) on translation of foreign currency loans		99	(198)	—
Other		(197)	184	(58)

		(232)	243	91

38    Operating profit

Operating profit includes
Amortisation of other intangible assets	10	(279)	(303)	(338)
Auditors' remuneration	40	(86)	(68)	(80)
Depreciation of property, plant and equipment	7	(3,736)	(3,965)	(3,744)
Effect of capital items	45	1,140	(4,272)	(1,275)
Employee costs (including share based payment expenditure)		(11,695)	(9,551)	(8,782)
Exploration expenditure		(526)	(123)	(121)
Finance income/(expenses)	39	409	(93)	(1,136)
Insurance proceeds		—	40	210
Operating lease charges
buildings		(236)	(179)	(193)
plant and equipment		(471)	(389)	(269)
Research expenditure		(690)	(249)	(227)
Restructuring costs		(361)	(3)	(69)
Technical and other fees		(256)	(324)	(294)
Write-down of inventories to net realisable value	17	(71)	(130)	(47)

39    Finance income/(expenses)

Finance income and expenses recognised in the income statement
Net gain/(loss) on derivative instruments	408	(93)	(1,136)
realised effect of crude oil swaps	408	—	(1,147)
revaluation of crude oil derivatives	(227)	(93)	11
revaluation of cross currency swaps	227	—	—
Net gain on extinguishment of financial liabilities	21
Ineffectiveness on cash flow hedges	(2)
Impairment of investments available-for-sale	(9)
Impairment of long-term receivables	(9)

	409	(93)	(1,136)

40    Auditors' remuneration

	2007	2006	2005

	Rm	Rm	Rm
Audit fees	71	34	38
KPMG for financial statement audit	54	32	36
KPMG for Sarbanes-Oxley Section 404 audit	15	—	—
other external auditors	2	2	2
Other fees paid to auditors of group companies	8	28	36
management advisory services	6	1	1
Sarbanes-Oxley Section 404 implementation	—	2	22
other advisory services	2	25	13
Tax advisory fees	3	3	5
Expenses	4	3	1

	86	68	80

41    Dividends and interest received

Dividends received from investments available for sale	34	36	28
South Africa	15	22	5
outside South Africa	19	14	23
Interest received	788	305	121
South Africa	549	172	62
outside South Africa	239	133	59
Notional interest received	3	—	—

	825	341	149

Interest received on
investments held-to-maturity	50
investments available-for-sale	7
loans and receivables	731

	788

42    Income from associates

Profit before tax	437	155	224
Taxation	(32)	(21)	(40)

Income from associates	405	134	184

Dividends distributed to shareholders	247	115	20

43    Borrowing costs

	Note	2007	2006	2005

		Rm	Rm	Rm
Bank overdraft		49	13	151
Debt		1,447	1,385	1,108
Finance leases		80	79	55
Other		218	255	133

		1,794	1,732	1,447
Finance charges		80	23	79

		1,874	1,755	1,526
Notional interest	24	263	264	177

Total borrowing costs		2,137	2,019	1,703
Amounts capitalised		(989)	(1,448)	(1,116)
property, plant and equipment	7	(8)	(5)	(6)
assets under construction	8	(981)	(1,443)	(110)
Income statement charge		1,148	571	587

Total borrowing costs comprise
South Africa		1,176	1,243	1,301
outside South Africa		961	776	402

		2,137	2,019	1,703

Average capitalisation rate applied		4,9%	7,9%	9,1%

Total borrowing costs before notional interest		1,874	1,755	1,526
Less interest paid on tax payable		(3)	(10)	(3)
Less financial guarantee charge		(17)	—	—
Less amortisation of loan costs		(38)	—	—

Per the cash flow statement		1,816	1,745	1,523

44    Taxation

	Note	2007	2006	2005

		Rm	Rm	Rm
Profit before tax
South Africa		23,739	19,436	12,769
Foreign		1,964	(2,320)	1,363

		25,703	17,116	14,132

South African normal tax		6,016	5,644	3,211
current year		6,055	5,573	3,193
prior years		(39)	71	18
STC		529	555	379
Foreign tax		248	421	736
current year		241	407	577
prior years		7	14	159
Income tax	31	6,793	6,620	4,326
Deferred tax—South Africa	27	952	236	314
current year		845	290	441
prior years		107	(54)	11
tax rate change		—	—	(138)
Deferred tax—foreign	27	408	(322)	(67)
current year		391	(324)	(185)
prior years		17	1	—
tax losses written off (previously recognised as assets)		—	—	122
tax rate change		—	1	(4)

		8,153	6,534	4,573

	2007	2006	2005

	Rm	Rm	Rm
Business segmentation
South African Energy cluster	6,764	5,900	3,524
Mining	334	374	445
Synfuels	5,137	4,395	2,368
Oil	764	739	523
Gas	529	392	188
International Energy cluster	284	229	139
Synfuels International	26	17	(2)
Petroleum International	258	212	141
Chemicals cluster	866	394	691
Polymers	224	335	338
Solvents	418	245	43
Olefins & Surfactants	(97)	(299)	157
Other	321	113	153
Other businesses	239	11	219

Total operations	8,153	6,534	4,573

	2007	2006	2005

	%	%	%
Reconciliation of effective tax rate
Total income tax expense differs from the amount computed by applying the South African normal tax rate to profit before tax. The reasons for these differences are
South African normal tax rate	29.0	29.0	29.0
Increase in rate of tax due to
STC	2.0	3.2	2.7
disallowed expenditure	4.5	3.3	2.0
increase in calculated tax losses	2.0	1.2	0.8
non-taxable goodwill and negative goodwill	0.1	—	0.6
prior year adjustments	0.3	—	0.2
write-off of deferred tax assets	—	0.1	—
different foreign tax rate	—	2.2	—

	37.9	39.0	35.3
Decrease in rate of tax due to
exempt income	(3.2)	(0.8)	(1.5)
reduction in tax rate	—	—	(1.0)
different foreign tax rate	(3.0)	—	(0.3)
utilisation of tax losses	—	—	(0.1)

Effective tax rate	31.7	38.2	32.4

45    Capital items affecting operating profit

	Note	2007	2006	2005

		Rm	Restated Rm	Restated Rm
Impairment of		(208)	(1,067)	(1,078)
property, plant and equipment	7	(19)	(897)	(660)
assets under construction	8	—	(26)	(148)
goodwill	9	(4)	(8)	(213)
other intangible assets	10	(167)	(136)	(13)
investments in securities	11	(9)	—	(2)
investments in associates		—	—	(42)
long-term receivables		(9)	—	—
Profit/(loss) on disposal of		749	132	60
property, plant and equipment		63	(66)	20
other intangible assets		(10)	—	—
investments in businesses	59	696	198	31
investments in securities		—	—	9
Fair value write-down of disposal group held for sale		—	(3,196)	—
Reversal of fair value write-down of disposal group held for sale		803	—	—
Profit on sale of participation rights in GTL project		—	—	33
Reversal of impairment	8	—	140	—
Scrapping of property, plant and equipment		(204)	(281)	(290)

		1,140	(4,272)	(1,275)
Tax effect thereon		93	431	113

		1,233	(3,841)	(1,162)

Impairment of property, plant and equipment and other intangible assets

        In March 2007, management announced that it would not sell its Olefins & Surfactants (O&S) division but rather maximise value in the business through a rigorous turnaround process. In a first step of this process, the linear alkyl benzene (LAB) plants in Baltimore (Maryland), USA and Porte Torres (Sardegna), Italy were shut down for an indefinite period of time, including the head office in Bad Homburg, Germany. The impairment to the plants, Baltimore and Porte Torres, were the main contributors to impairment of property, plant and equipment during the year. Other smaller impairments are in respect of assets which are subject to reduced utilisation.

        The recoverable amount of the assets reviewed for impairment is determined based on value-in-use calculations. These calculations take into account cash flow projections based on financial budgets approved by management covering a three, five and ten year period. Cash flows beyond the budget period are extrapolated using the estimated growth rate for the specific business.

Reversal of fair value write-down of disposal group held for sale

        On reintegration of O&S an assessment was performed of the carrying value of the non-current assets, based on the expectation that these assets would continue to be used. The value in use of these assets were considered in terms of the cash generating units to which they belong, with a portion of the fair value write-down recognised in the prior year being reversed in the current year.

Main assumptions used for value-in-use calculations:

	2007 South Africa	2007 Europe	2007 North America

	%	%	%
Growth rate—long-term Producer Price Index (PPI)	4.8	1.5	1.5
Discount rate—Weighted Average Cost of Capital (WACC)	11.75	7.25	7.25

        Management determines the expected performance of the assets based on past performance and its expectations of market development. The weighted average growth rates used are consistent with the increase in the geographic segment inflation index. The estimated future cash flows and discount rates used are post-tax and reflect specific risks relating to the relevant geographic segment. Discounting post-tax cash flows at a post-tax discount rate yields the same result as discounting pre-tax cash flows at a pre-tax discount rate.

	2007	2006	2005

	Rm	Rm	Rm
Business segmentation
South African Energy cluster	291	(73)	(150)
Mining	(13)	(16)	23
Synfuels	(64)	(187)	(110)
Oil	(2)	(8)	(63)
Gas	370	138	—
International Energy cluster	—	(82)	37
Synfuels International	—	—	33
Petroleum International	—	(82)	4
Chemicals cluster	538	(4,107)	(1,152)
Polymers	(9)	(17)	(12)
Solvents	(152)	105	(593)
Olefins & Surfactants	707	(4,143)	(572)
Other	(8)	(52)	25
Other businesses	311	(10)	(10)

	1,140	(4,272)	(1,275)

		Gross 2007	Tax 2007	Net 2007

		Rm	Rm	Rm
Earnings effect of capital items
Impairment of		(208)	41	(167)
property, plant and equipment		(19)	5	(14)
goodwill		(4)	—	(4)
other intangible assets		(167)	32	(135)
investments in securities		(9)	4	(5)
long-term receivables		(9)	—	(9)
Profit/(loss) on disposal of		749	(83)	666
property, plant and equipment		63	(18)	45
other intangible assets		(10)	3	(7)
investments in businesses		696	(68)	628
Reversal of fair value write-down of disposal group held for sale		803	100	903
Scrapping of property, plant and equipment		(204)	35	(169)

		1,140	93	1,233

Impairments
Emission allowances	O&S	(106)
	Solvents	(30)
	Wax/Other chemicals	(8)
European Pipeline Development Company	Solvents	(15)
Fine chemicals business (Germany)	Solvents	(12)
Alkylates business (Germany)	O&S	(12)
Commercial contracts	Oil	(10)
Fair-value write down of African Amines	Other	(7)
Other		(8)

		(208)

46    Earnings per share

        Earnings per share is derived by dividing attributable earnings by the weighted average number of shares after taking the share repurchase programme into account. Appropriate adjustments are made in calculating diluted and headline earnings per share.

        Diluted earnings per share reflect the potential dilution that could occur if all of the group's outstanding share options were exercised. The number of shares outstanding is adjusted to show the potential dilution if employee share options are converted into ordinary shares.

        No adjustments were made to reported earnings attributable to shareholders in the computation of diluted earnings per share.

	Number of shares
	2007	2006	2005

	million	Restated million	Restated million
Weighted average number of shares	622.6	620.0	613.8
Potential dilutive effect of outstanding share options	7.7	10.2	7.1

Diluted weighted average number of shares	630.3	630.2	620.9

        For further information on the restatement of comparative information regarding the diluted weighted average number of shares, refer note 4.

	2007	2006	2005

	Rand	Rand	Rand
Profit attributable to shareholders
Earnings per share	27.35	16.78	15.39
Diluted earnings per share	27.02	16.51	15.22
Effect of share repurchase programme	0.10	1.48	1.37
Dividends per share
Interim	3.10	2.80	2.30
Final*	5.90	4.30	3.10

	9.00	7.10	5.40

*
Declared subsequent to 30 June 2007 and has been presented for information purposes only. No provision regarding this final dividend has been recognised.

Potential dilutive effect of options issued in terms of the Sasol Share Incentive Scheme

Number of options granted at year end	thousand	21,439	23,819	24,976
Average issue price of options	Rand	159.03	129.34	93.87
Value at issue price	Rm	3,409	3,081	2,344

Average closing share price during year on JSE	Rand	248.93	226.86	131.23
Equivalent shares at closing share price	thousand	13,695	13,581	17,862
Potential dilutive effect of outstanding share options	thousand	7,744	10,238	7,114

Equity structure

Note
Share capital	47
The Sasol Share Incentive Scheme	48
The Sasol Share Appreciation Rights Scheme	49
Foreign currency translation reserve	50
Share repurchase programme	51

47    Share capital

	Number of shares
	2007	2006	2005

Authorised
Ordinary shares of no par value	1,175,000,000	1,175,000,000	1,175,000,000

Issued
Shares issued at beginning of year	682,978,425	676,877,125	671,271,425
Issued in terms of the Sasol Share Incentive Scheme	4,829,200	6,101,300	5,605,700
Shares cancelled during the year	(60,111,477)	—	—

Shares issued at end of year	627,696,148	682,978,425	676,877,125

Held in reserve
Allocated to the Sasol Share Incentive Scheme	22,865,200	27,694,400	33,795,700
Unissued shares	524,438,652	464,327,175	464,327,175

	547,303,852	492,021,575	498,122,875

48    The Sasol Share Incentive Scheme

        In 1988, the shareholders approved the adoption of the Sasol Share Incentive Scheme. The scheme was introduced to provide an incentive for senior employees (including executive directors) of the group who participate in management and also non-executive directors from time to time.

        The objective of the Sasol Share Incentive Scheme is to recognise the continuous contributions of senior staff to the value added to the group's financial position and performance and to retain key employees. Allocations are linked to the performance of both the group and the individual. Options are granted for a period of nine years and vest as follows

        2 years—1st third

        4 years—2nd third

        6 years—final third

        The offer price of these options equals the closing market price of the underlying shares on the trading day immediately preceding the granting of the option.

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

        Following the introduction of the Sasol Share Appreciation Rights Scheme, no further options are expected to be issued in terms of the Sasol Share Incentive Scheme. Unimplemented share options will not be affected by the Sasol Share Appreciation Rights Scheme.

        It is group policy that employees should not deal in Sasol Limited shares for the periods from 1 January for half year end and 1 July for year end until 2 days after publication of the results and at any other time during which they have access to price sensitive information.

	Number of shares
	2007	2006	2005

Shares allotted	37,134,800	32,305,600	26,204,300
Share options granted	21,439,100	23,818,700	24,975,700
Available for allocation	1,426,100	3,875,700	8,820,000

	60,000,000	60,000,000	60,000,000

Vesting periods of options granted
Already vested	5,818,300	5,295,500	5,034,700
Within one year	4,523,700	5,208,500	5,826,000
One to two years	3,465,400	4,751,700	5,522,300
Two to three years	2,790,900	2,624,400	3,206,100
Three to four years	2,206,300	2,891,000	2,797,700
Four to five years	1,699,100	1,291,400	1,218,200
More than five years	935,400	1,756,200	1,370,700

	21,439,100	23,818,700	24,975,700

	Number of shares	Weighted average option price

		Rand
Movements in the number of options granted
Balance at 30 June 2004	27,097,900	71.77
Options granted	4,208,800	120.34
Options converted to shares	(5,605,700)	55.33
Options forfeited	(43,700)	128.70
Options expired	(681,600)	83.99

Balance at 30 June 2005	24,975,700	83.18
Options granted	5,390,500	218.95
Options converted to shares	(6,101,300)	70.52
Options forfeited	(37,700)	218.18
Options expired	(408,500)	137.95

Balance at 30 June 2006	23,818,700	116.32
Options granted	2,911,800	238.27
Options converted to shares	(4,829,200)	68.72
Options forfeited	(21,400)	232.38
Options expired	(440,800)	152.21

Balance at 30 June 2007	21,439,100	142.75

	2007	2006	2005

	Rand	Rand	Rand
Average price at which share options were granted during year	238.27	218.95	120.34
Average market price of options traded during year	253.68	234.13	138.73
Average fair value of share options vested during the year	27.85	26.17	22.81
Average fair value of share options issued during the year	64.35	58.74	33.44
	2007	2006	2005

	Rm	Rm	Rm
Total intrinsic value of share options exercised during the year	893	998	468
Compensation expense recognised*	186	169	137

*
The unrecognized compensation expense related to non-vested share options, expected to be recognised over a weighted average period of 3.0 years, amounted to R349 million at 30 June 2007 (2006—R361 million).

        There was no income tax recognised as a consequence of the Sasol Share Incentive Scheme.

		2007	2006	2005

The compensation expense is calculated using the Black Scholes model based on the following assumptions at grant date.
Risk free interest rate	%	7.75	8.00	9.25
Expected volatility	%	34	34	34
Expected dividend yield	%	3.8	4.0	4.3
Vesting period		2,4,6 years	2,4,6 years	2,4,6 years

        The risk-free rate for periods within the contractual term of the share options is based on the South African Government bonds in effect at the time of the grant.

        The expected volatility in the value of the share options granted is determined using the historical volatility of the Sasol share price.

        The valuation of share-based payments requires a significant degree of judgement to be applied by management.

Range of exercise prices	Number of shares	Weighted average option	Aggregate intrinsic value	Weighted average remaining life

		Rand	Rm	years
Details of unimplemented share options granted up to 30 June 2007
R 20.01 - R 40.00	571,500	32.76	133	1.07
R 40.01 - R 60.00	1,559,400	49.49	338	1.91
R 60.01 - R 80.00	1,986,400	77.40	375	3.21
R 80.01 - R 100.00	3,185,300	89.78	561	5.20
R 100.01 - R 120.00	5,129,800	112.87	785	5.11
R 120.01 - R 140.00	405,200	127.29	56	5.82
R 140.01 - R 160.00	588,600	151.71	67	6.78
R 160.01 - R 180.00	74,300	170.20	7	6.93
R 180.01 - R 200.00	695,300	193.33	50	7.02
R 200.01 - R 220.00	3,223,000	216.81	159	7.24
R 220.01 - R 240.00	2,884,200	231.37	100	8.01
R 240.01 - R 260.00	869,300	251.39	13	8.24
R 260.01 - R 280.00	266,800	274.69	(2)	7.93

	21,439,100	142.75	2,642

Details of unimplemented share options vested at 30 June 2007
R 20.01 - R 40.00	571,500	32.76	133
R 40.01 - R 60.00	1,534,800	49.94	332
R 60.01 - R 80.00	831,000	76.87	157
R 80.01 - R 100.00	708,500	89.71	125
R 100.01 - R 120.00	1,880,400	113.76	286
R 120.01 - R 140.00	104,100	128.45	14
R 140.01 - R 160.00	145,700	152.51	17
R 160.01 - R 180.00	18,200	170.20	2
R 180.01 - R 200.00	—	—	—
R 200.01 - R 220.00	22,900	217.84	1
R 220.01 - R 240.00	1,200	232.38	—

	5,818,300	82.53	1,067

49    The Sasol share appreciation rights scheme

        During March 2007 the group introduced the Sasol Share Appreciation Rights Scheme. This scheme replaces the Sasol Share Incentive Scheme. The objectives of the scheme are similar to that of the Sasol Share Incentive Scheme. The Sasol Share Appreciation Rights Scheme allows certain senior employees to earn a long-term incentive amount calculated with reference to the increase in the Sasol

Limited share price between the offer date of share appreciation rights to vesting and exercise of such rights.

        No shares are issued in terms of this scheme and all amounts payable in terms of the Sasol Share Appreciation Rights Scheme will be settled in cash

        The objective of the Sasol Share Incentive Scheme is to recognise the continuous contributions of senior staff to the value added to the group's financial position and performance and to retain key employees. Rights are granted for a period of nine years and vest as follows

        2 years—1st third

        4 years—2nd third

        6 years—final third

        The offer price of these appreciation rights equals the closing market price of the underlying shares on the trading day immediately preceding the granting of the right.

        On resignation, share appreciation rights which have not yet vested will lapse and share appreciation rights which have vested may be taken up at the employee's election before their last day of service. Payment on shares forfeited will therefore not be required. On death, all appreciation rights vest immediately and the deceased estate has a period of twelve months to exercise these rights. On retirement the appreciation rights vest immediately and the nine year expiry period remains unchanged.

        It is group policy that employees should not deal in Sasol Limited shares for the periods from 1 January for half year end and 1 July for year end until 2 days after publication of the results and at any other time during which they have access to price sensitive information.

Number of share appreciation rights 2007
Rights granted	917,400
Available for allocation*	19,082,600

20,000,000

*
In terms of the new share appreciation rights scheme, the number of rights available through the scheme together with the number of share options available under the previous Sasol Share Incentive Scheme shall not at any time exceed 80 million shares/rights.

2007
Vesting periods of rights granted
One to two years	306,400
Three to four years	306,400
More than five years	304,600

917,400

	Number of share appreciation rights 2007	Weighted average share appreciation right price 2007

		Rand
Movements in the number of rights granted
Rights granted	931,800	242.08
Rights forfeited	(14,400)	(257.06)

Balance at 30 June 2007	917,400	241.85

	2007
	Rand
Average price at which share appreciation rights were granted during year	242.08
Average fair value of share appreciation rights issued during year	81.58
	2007
	Rm
Compensation expense recognised*	4

*
The unrecognized compensation expense related to non-vested share options, expected to be recognised over a weighted average period of 4.0 years, amounted to R63 million at 30 June 2007.

        There was no income tax recognised as a consequence of the Sasol Share Incentive Scheme.

		2007
The compensation expense is calculated using the binomial tree approach based on the following assumptions at 30 June
Risk free interest rate	%	9.02-9.05
Expected volatility	%	29.22
Expected dividend yield	%	3.60
Expected forfeiture rate	%	3.25
Vesting period		2,4,6 years

        The risk-free rate for periods within the contractual term of the rights is based on the South African government bonds in effect at the time of the grant.

        The expected volatility in the value of the rights granted is determined using the historical volatility of the Sasol share price.

        The valuation of share-based payments requires a significant degree of judgement to be applied by management.

Range of exercise prices	Number of shares	Weighted average price per right	Aggregate intrinsic value	Weighted average remaining life

		Rand	Rm	years
Details of unimplemented rights granted up to 30 June 2007
R 220.01 - R 240.00	423,700	222.50	18	8.68
R 240.01 - R 260.00	416,700	257.06	4	8.92
R 260.01 - R 280.00	77,000	266.00	—	8.99

	917,400	241.85	22

        No unimplemented share appreciation rights have vested at year end.

50    Foreign currency translation reserve

	Note	2007	2006	2005

		Rm
Translation of foreign operations
Property, plant and equipment	7
cost		441	2,534	1,380
accumulated depreciation		(481)	(1,749)	(882)
Assets under construction	8	(349)	1,039	299
Goodwill	9	5	48	31
Intangible assets	10
cost		37	155	47
accumulated amortisation		(19)	(64)	(25)
Investments in securities		6	23	14
Investments in associates		7	54	36
Post-retirement benefit assets		(5)	16	22
Long-term receivables		4	45	32
Long-term financial assets		—	1	1
Inventories		255	574	275
Trade receivables		134	544	242
Other receivables and prepaid expenses		(21)	89	44
Short-term financial assets		1	4	—
Cash and cash equivalents		(24)	(133)	(175)
Minority interest		—	(3)	(11)
Long-term debt	21	(116)	(449)	(167)
Long-term provisions	24	(30)	(153)	(72)
Post-retirement benefit obligations		(55)	(200)	(96)
Long-term deferred income		48	(175)	(53)
Deferred tax	27	7	(163)	(89)
Short-term debt	28	1	(52)	(27)
Short-term financial liabilities		—	1	(1)
Short-term provisions	30	(11)	(75)	(31)
Tax payable	31	(17)	(72)	(8)
Trade payables		(66)	(347)	(196)
Other payables and accrued expenses		(201)	(513)	(463)

		(449)	979	127
Arising from net investment in foreign operations less tax effect thereon		(26)	33	211
deferred		—	(2)	—

Movement for year		(475)	1,010	338
Realisation of foreign currency translation reserve		217	137	—
Transfer from cash flow hedge accounting reserve		—	—	—
Effect of negative goodwill written off		—	—	(80)
Disposal of businesses		4	—	(25)
Balance at beginning of year		(189)	(1,336)	(1,569)

Balance at end of year		(443)	(189)	(1,336)

	2007	2006	2005

	Rm
Business segmentation
South African Energy cluster	(3)	(4)	(4)
International Energy cluster	(941)	(831)	(953)
Synfuels International	(892)	(801)	(856)
Petroleum International	(49)	(30)	(97)
Chemicals cluster	357	423	(345)
Polymers	14	44	(196)
Solvents	745	916	1,087
Olefins & Surfactants	(490)	(607)	(1,199)
Wax	59	43	(60)
Merisol	29	27	23
Other businesses	144	223	(34)
Financing	99	170	(67)
Other	45	53	33

	(443)	(189)	(1,336)

51    Share repurchase programme

	Number of shares 2007	Number of shares 2006	Number of shares 2005

Held by the wholly owned subsidiary, Sasol Investment Company (Pty) Limited
Balance at beginning of year	60,111,477	60,111,477	60,111,477
Shares cancelled	(60,111,477)	—	—
Shares repurchased	14,919,592	—	—

Balance at end of year	14,919,592	60,111,477	60,111,477

Percentage of issued share capital	2.38%	8.80%	8.88%
	2007	2006	2005

	Rand
Average cumulative purchase price	245.94	60.67	60.67
Average purchase price during year	245.94	—	—

        As at 30 June 2006, Sasol Investment Company (Pty) Limited, a wholly-owned subsidiary of Sasol Limited, held 60,111,477 shares representing 8.80% of the issued share capital of the company, which had been repurchased on the open market at an average price of R60.67 per share from 9 May 2000. In terms of a specific authority granted by shareholders at a general meeting of shareholders held on 3 October 2006, the company repurchased these shares on 6 October 2006 whereupon they were cancelled and restored to authorised share capital.

        At the company's annual general meeting held on 22 November 2006, the shareholders authorised the directors to undertake a general repurchase by Sasol Limited, or any of its subsidiaries, of Sasol Limited ordinary shares up to a maximum of 10% of the company's issued share capital, subject to the provisions of the Companies Act and the requirements of the JSE Limited.

        As at 29 June 2007, a total of 14,919,592 shares, representing 2.38% of the issued share capital of the company, had been repurchased by Sasol Investment Company (Pty) Limited since 7 March 2007 at an average price of R245.94 per share. These shares are held as treasury shares and do not carry any voting rights.

Liquidity and capital resources

	Note	2007	2006	2005

		Rm
Cash generated by operating activities (Restated)	52	28,425	24,527	18,902
Cash flow from operations (Restated)	53	29,684	28,276	21,081
Increase in working capital (Restated)	54	(1,259)	(3,749)	(2,179)
Investment income	55	1,059	444	169
Dividends paid	56	(4,613)	(3,660)	(2,856)
Non-current assets sold	57	193	542	478
Acquisition of businesses	58	(285)	(147)	—
Disposal of businesses	59	2,200	587	36

52    Cash generated by operating activities

	Note	2007	2006	2005

			Restated	Restated
		Rm
Cash flow from operations	53	29,684	28,276	21,081
Increase in working capital	54	(1,259)	(3,749)	(2,179)

		28,425	24,527	18,902

53    Cash flow from operations

	Note	2007	2006	2005

			Restated	Restated
		Rm
Operating profit		25,621	17,212	14,386
Adjusted for
amortisation of intangible assets		279	303	338
capitalised exploration expenditure written off		—	—	33
share based payment expenditure		186	169	137
deferred income		942	612	466
depreciation of property, plant and equipment		3,736	3,965	3,744
effect of cash flow hedging activities		18	—	23
effect of capital items	45	(1,140)	4,272	1,275
profit on sale of participation rights in future GTL venture		—	—	33
impairment of trade receivables		(59)	(57)	9
amortisation of loan costs		—	51	20
movement in long-term prepaid expenses		(19)	—	—
movement in long-term provisions
income statement charge		337	970	567
utilisation		(789)	(288)	(461)
movement in short-term provisions		159	389	138
movement in post-retirement benefit
assets		(62)	13	(39)
obligations		273	167	154
realisation of foreign currency translation reserve		217	137	—
translation effect of foreign currency loans		(99)	198	—
translation of net investment in foreign operations		(26)	33	211
Tshwarisano guarantee issued at fair value		39	—	—
write-down of inventories to net realisable value		71	130	47

		29,684	28,276	21,081

	Note	2007	2006	2005

		Rm
Business segmentation
South African Energy cluster		23,024	21,040	13,883
Mining		1,819	1,896	1,779
Synfuels		16,553	14,351	8,504
Oil		2,789	3,069	2,405
Gas		1,863	1,724	1,195
International Energy cluster		1,094	1,476	795
Synfuels International		540	561	291
Petroleum International		554	915	504
Chemicals cluster		5,760	4,579	5,899
Polymers		1,874	1,396	1,778
Solvents		1,697	1,258	2,022
Olefins & Surfactants		945	1,301	1,381
Other		1,244	624	718
Other businesses		(194)	1,181	504

Total operations		29,684	28,276	21,081

54    Increase in working capital

	Note	2007	2006	2005

		Rm
Increase in inventories
Per the balance sheet		(6,396)	1,992	(1,703)
Acquisition of businesses	58	—	103	—
Write-down of inventories to net realisable value		(71)	(130)	(47)
Transfer from other assets		248	6	—
Transfer from/(to) disposal group held for sale		3,921	(4,001)	—
Translation of foreign operations	50	255	574	275
Disposal of businesses	59	(13)	—	(68)

		(2,056)	(1,456)	(1,543)

Increase in trade receivables
Per the balance sheet		(4,331)	629	(1,407)
Acquisition of businesses	58	—	67	—
Movement in impairment		59	57	(9)
Reclassification from/(to) disposal group held for sale		3,358	(3,463)	—
Translation of foreign operations	50	134	544	242
Disposal of businesses	59	(8)	—	(83)

		(788)	(2,166)	(1,257)

Increase in other receivables and prepaid expenses
Per the balance sheet		(598)	(254)	(4)
Movement in short-term portion of long-term receivables		(14)	(46)	(188)
Acquisition of businesses	58	—	73	—
Reclassification from/(to) disposal group held for sale		140	(139)	—
Translation of foreign operations	50	(21)	89	44
Disposal of businesses	59	(58)	—	(13)

		(551)	(277)	(161)

Increase in trade payables
Per the balance sheet		2,774	(590)	1,694
Acquisition of businesses	58	—	(24)	—
Reclassification (to)/from disposal group held for sale		(2,014)	2,075	—
Translation of foreign operations	50	(66)	(347)	(196)
Disposal of businesses	59	10	—	39

		704	1,114	1,537

Increase/(decrease) in other payables
Per the balance sheet		1,871	(124)	67
Acquisition of businesses	58	—	(22)	—
Transfer (to)/from disposal group held for sale		(234)	274	—
Translation of foreign operations	50	(201)	(513)	(463)
Disposal of businesses	59	12	—	45

		1,448	(385)	(351)

Movement in financial assets and liabilities
Long-term financial assets		(45)	(240)	(2)
Short-term financial assets		161	(46)	15
Short-term financial liabilities		(132)	(293)	(417)

		(16)	(579)	(404)

Increase in working capital		(1,259)	(3,749)	(2,179)

55    Investment income

	Note	2007	2006	2005

		Rm
Interest received	41	788	305	121
Interest received on tax		(10)	(12)	—
Dividends received from investments	41	34	36	28
Dividends received from associates	42	247	115	20

		1,059	444	169

56    Dividends paid

	2007	2006	2005

	Rm
Final dividend—prior year	(2,683)	(1,920)	(1,440)
Interim dividend—current year	(1,930)	(1,740)	(1,416)

	(4,613)	(3,660)	(2,856)

57    Non-current assets sold

	2007	2006	2005

	Rm
Non-current assets sold	193	542	469
Investments in securities	—	—	9

	193	542	478

58    Acquisition of businesses

	2007	2006	2005

	Rm
Property, plant and equipment	(31)	(27)	—
Assets under construction	—	(9)	—
Other intangible assets	(10)	—	—
Investment in associates	—	44	—
Inventories	—	(103)	—
Trade receivables	—	(67)	—
Other receivables and prepaid expenses	—	(73)	—
Cash/(overdraft)	—	113	—
Long-term debt	—	5	—
Short-term provisions	—	2	—
Tax payable	—	5	—
Trade payables	—	24	—
Other payables and accrued expenses	—	22	—

	(41)	(64)	—
Minority interest	(32)	(77)	—

	(73)	(141)	—
Goodwill	(212)	(6)	—

Total consideration per the cash flow statement	(285)	(147)	—

Comprising
Nitro—Sasol Dyno Nobel	(221)	—	—
Solvents—Interchem Terminal	(64)	—	—
Oil	—	(147)	—

Total consideration	(285)	(147)	—

Fair value adjustments
Recognition of previously unrecognised deferred tax asset on acquisition of Sasol Nanjing.
Deferred tax	—	—	(15)
Goodwill	—	—	15

Purchase price amendment	—	—	—

        During the current year, Sasol acquired Interchem Terminal FZCO and the remaining 40% of Sasol Dyno Nobel (Pty) Limited.

        In terms of a loan and security agreement with LUX International Corporation, Sasol Wax obtained effective control of the business and the business has been consolidated with effect from January 2006.

        With effect from 30 November 2005, Sasol Limited acquired the remaining 2% of Sasol Oil (Pty) Limited for a consideration of R147 million.

59    Disposal of businesses

	2007	2006	2005

	Rm
Property, plant and equipment
cost	—	—	332
accumulated depreciation	(2)	—	(196)
Assets under construction	1	—	2
Goodwill	—	—	(4)
Other intangible assets	—
cost	—	—	5
Investments in securities	—	—	1
Investments in associates	—	—	(69)
Long-term receivables	(13)	—	1
Assets held for sale	192	—	—
Inventories	13	—	68
Trade receivables	8	—	83
Other receivables and prepaid expenses	58	—	13
Cash/(overdraft)	(33)	1	94
Long-term debt	303	299	—
Deferred tax	—	—	5
Liabilities in disposal groups held for sale	(165)	—	—
Short-term provisions	1	—	(15)
Tax payable	(2)	(2)	(31)
Trade payables	(10)	—	(39)
Other payables and accrued expenses	(12)	—	(45)

	339	298	205
Minority interest	1,161	91	(175)

	1,500	389	30
Realisation of accumulated translation effects	4	—	(25)
Profit on disposal of businesses	696	198	31

Total consideration	2,200	587	36

Comprising
Oil	1,450	—	—
Gas—Rompco	755	595	—
Olefins & Surfactants	—	(2)	(11)
Nitro	—	—	20
Wax—Ceravan	17	—	—
Other	(22)	(6)	27

Total consideration	2,200	587	36

        With effect from 1 July 2006, a 25% interest in Republic of Mozambique Pipeline Investment Company (Pty) Limited (Rompco) was sold to Companhia de Mocambicana de Gasoduto (CMG) and a profit of R346 million was realised. CMG assumed its portion of the shareholder loan provided to Rompco.

With effect from 1 July 2006, Tshwarisano LFB Investment (Pty) Limited acquired a 25% shareholding in Sasol Oil (Pty) Limited for a consideration of R1,450 million. A profit of R315 million was realised.

        In October 2006, Sasol's interest in DPI Holdings (Pty) Limited was sold to Dawn Limited and a R7 million loss was realised.

        On 1 July 2005, a 25% interest in Rompco was sold to iGas Limited for a consideration of R595 million. iGas assumed its portion of the shareholder loan provided to Rompco.

        With effect from 1 March 2005, Sasol Wax restructured its business which resulted in the company losing effective control over its Paramelt operations but retaining significant influence. The effect is reflected as a disposal of business with a corresponding amount of R72 million being recognised in investments in associates.

Other disclosures

Note
Guarantees and contingent liabilities	60
Commitments under leases	61
Related party transactions	62
Inflation reporting	63
Post balance sheet events	64
Interest in joint ventures	65
Financial risk management and financial instruments	66
Differences between International Financial Reporting Standards and United States generally accepted accounting principles	67

60    Guarantees and contingent liabilities

60.1    Financial guarantees

	Note	Guarantees(1) 2007	Liability included on balance sheet 2007		Guarantees(1) 2006	Liability included on balance sheet 2006

		Rm	Rm		Rm	Rm
In respect of GTL ventures	i	8,006	—		8,190	110	(2)
Commercial paper holders	ii	6,000	—		6,000	—
Subsidiaries' financial obligations	iii	4,289	2,519		4,194	994
In respect of the natural gas project	iv	3,855	3,139		3,373	3,404
Eurobond	v	2,850	2,850		2,750	2,750
SA Commercial Bond	vi	2,000	1,999		2,000	2,000
In respect of development of filling stations	vii	1,500	720		1,500	687
In respect of letters of credit	viii	1,476	—		1,185	—
In respect of Natref debt	ix	1,192	948		1,192	1,048
In favour of BEE partners	x	1,051	36	(2)	—	—
In respect of joint venture commitments	xi	1,022	658		1,360	848
Performance guarantees	xii	1,022	497	(2)	767	241	(2)
To RWE-DEA AG	xiii	286	—		276	—
Customs and excise	xiv	110	—		112	—
Other guarantees and claims	xv	488	22	(2)	313	24	(2)

		35,147	13,388		33,212	12,106

(1)
Maximum potential amount of future payments.

(2)
Amounts represent the fair value of the guarantees recognised against the maximum potential amount of future payments.

            i.  Sasol Limited has issued the following significant guarantees for the obligations of various of its subsidiaries in respect of the GTL Ventures. These guarantees relate to the construction and funding of Oryx GTL Limited in Qatar and Escravos GTL in Nigeria, including inter alia:

    A completion guarantee has been issued for Sasol's portion of the project debt of Oryx GTL Limited capped at US$343 million (R2,414 million) plus interest and costs subject to the project demonstrating a minimum level of sustained production over a continuous period of ninety days and catalyst deactivation within acceptable parameters for at least two hundred and seventy days, after commissioning. The project was commissioned during the year.

    A guarantee for the take-or-pay obligations of a wholly owned subsidiary has been issued under the gas sale and purchase agreement (GSPA) entered into between Oryx GTL Limited, Qatar Petroleum and ExxonMobil Middle East Gas Marketing Limited, by virtue of this subsidiary's 49% shareholding in Oryx GTL Limited. Sasol's exposure is limited to the amount of US$123 million (R867 million). In terms of the GSPA, Oryx GTL Limited is contractually committed to purchase minimum volumes of gas from Qatar Petroleum and ExxonMobil Middle East Gas Marketing Limited on a take-or-pay basis. Should Oryx GTL terminate the GSPA prematurely, Sasol Limited's wholly owned subsidiary will be obliged to take or pay for its 49% share of the contracted gas requirements. The term of the GSPA is 25 years from the date of commencement of operations. The project was commissioned during the year.

    A guarantee has been issued for the obligation of a wholly owned subsidiary to contribute 49% of the required equity in respect of the investment in Oryx GTL Limited. Sasol's equity contribution is estimated at US$160 million (R1,126 million). The project was commissioned during the year.

    A performance guarantee for the obligations of subsidiaries has been issued in respect of the construction of Escravos GTL in Nigeria for the duration of the investment in Escravos GTL Limited to an amount of US$250 million (R1,760 million).

    Sasol Limited issued a performance guarantee for the obligations of its subsidiaries in respect of and for the duration of the investment in Sasol Chevron Holdings Limited, limited to an amount of US$250 million (R1,760 million). Sasol Chevron Holdings Limited is a joint venture between a wholly owned subsidiary of Sasol Limited and Chevron Corporation.

  All guarantees listed above are issued in the normal course of business.

           ii.  A guarantee has been issued for the commercial paper facility of a wholly owned subsidiary. As at 30 June 2007, no outstanding obligation to third parties existed.

         iii.  Guarantees issued to a financial institution in respect of a subsidiaries' debt obligations. Included are guarantees of R412 million in respect of the Japan Bank of International Cooperation (debt of R412 million at 30 June 2007) and the rolling credit facility of R3,813 million (debt of R2,107 million at 30 June 2007).

          iv.  Guarantees have been issued to various financial institutions in respect of the obligations of its subsidiaries (Sasol Petroleum International (Pty) Limited (SPI) and Republic of Mozambique Pipeline Investment Company (Pty) Limited (RompCo) for the natural gas project. The guarantee in respect of RompCo's obligations to the financial institutions has been reduced to 50% of the outstanding obligation upon selling a further 25% interest in RompCo to CMG. The liability on balance sheet of R3,139 million represents the gross amount owing by SPI and RompCo to the financial institutions at 30 June 2007.

            v.  A guarantee has been issued in respect of the Eurobond which is listed on the Luxembourg Stock Exchange issued by a wholly owned subsidiary. The bond is repayable on 29 June 2010.

          vi.  A guarantee has been issued in respect of the SA Commercial Bond issued by its wholly owned subsidiary. The bond is listed on the Bond Exchange of South Africa and is repayable on 31 August 2007.

         vii.  Guarantees issued to various financial institutions in respect of debt facilities for the establishment of the retail service station network of R1,500 million. The outstanding debt on balance sheet was R720 million at 30 June 2007.

        viii.  Various guarantees issued in respect of letters of credit issued by subsidiaries.

          ix.  Guarantees issued in favour of various financial institutions in respect of the debt facilities of R1,192 million for the Natref crude oil refinery. The outstanding debt on balance sheet was R948 million at 30 June 2007.

           x.  In terms of the sale of 25% in Sasol Oil (Pty) Limited to Tshwarisano LFB Investment (Pty) Limited (Tshwarisano), facilitation for the financing requirements of Tshwarisano has been provided. The undiscounted exposure at 30 June 2007 amounted to R1,051 million. A liability for the fair value of this guarantee at 30 June 2007, amounting to R36 million, has been recognised.

          xi.  Guarantees issued to various financial institutions in respect of debt obligations of joint venture companies. Included are guarantees of R1,009 million for the debt obligations of R651 million at 30 June 2007 in respect of the Dia Acrylates joint venture.

         xii.  Various performance guarantees issued by subsidiaries. Provisions have been recognised in relation to certain performance guarantees that were issued as part of the licensing of Sasol's GTL technology. The events that gave rise to these provisions are not expected to have a material effect on the economics of the group's GTL ventures.

        xiii.  Various performance guarantees issued in favour of RWE-DEA.

        xiv.  Various guarantees were issued in respect of the group's customs and excise obligations.

          xv.  Included in other guarantees are environmental guarantees of R133 million.

60.2    Product warranties

        The group provide product warranties with respect to certain products sold to customers in the ordinary course of business. These warranties typically provide that products sold will conform to specifications. The group generally does not establish a liability for product warranty based on a percentage of turnover or other formula. The group accrues a warranty liability on a transaction-specific basis depending on the individual facts and circumstances relates to each sale. Both the liability and the annual expense related to product warranties are immaterial to the consolidated financial statements.

60.3    Other contingencies

Subsidiaries

        Sasol Limited has guaranteed the fulfillment of various subsidiaries' obligations in terms of contractual agreements.

        Sasol Limited has guaranteed the borrowing facilities of certain of its subsidiaries. Further details of major banking facilities and debt arrangements at 30 June 2007 are provided in note 22.

Mineral rights

        As a result of the promulgation of legislation in South Africa, the common law (mineral rights) and associated statutory competencies of Sasol Mining have been converted to interim statutory rights (old order rights). Sasol Mining is entitled to convert these old order rights to statutory mining and prospecting rights (New Order Rights) after complying with certain statutory requirements. All applications due to date, including the conversion of the four old order mining rights covering the Secunda operations, have been submitted to the Department of Minerals and Energy (DME), and we are awaiting approval in this regard. To date Sasol has submitted 41 applications to the DME to acquire prospecting and mining rights. Thus far, 31 prospecting rights and 4 mining rights have been granted. These applications cover all the prospecting rights in the Free State and Waterberg as well as the prospecting and mining rights in Secunda. No value has been attributed to these rights in the financial statements.

Legal costs

        Legal costs expected to be incurred in connection with loss contingencies are expensed as incurred.

60.4    Litigation

Fly ash plant

        Sasol Synfuels is in legal proceedings with regard to the operation of a plant in Secunda. Ashcor has claimed damages of R313 million relating to their inability to develop their business and a projected loss of future cash flows. The prospect of future loss is deemed to be reasonably possible and the loss is unlikely to exceed R10 million.

Nutri-Flo

        Nutri-Flo filed a complaint with the South African Competition Commission (the Commission) in 2002, alleging that Sasol was engaging in price discrimination, excessive pricing and exclusionary pricing. The Commission elected not to refer that complaint to the South African Competition Tribunal (the Tribunal). In November 2003, Nutri-Flo brought an urgent application before the Tribunal to interdict Sasol from implementing a new price list. By way of this application, Nutri-Flo filed a further complaint in which, in addition to contending for contraventions on the grounds specified above, Nutri-Flo alleged that Sasol, Kynoch and Omnia were colluding to fix prices in the fertilizer industry. Nutri-Flo subsequently withdrew the application. However, the Commission investigated the further complaint and in May 2005 referred the complaint to the Tribunal, alleging findings of prohibited horizontal practices (namely, price fixing and the prevention or lessening of competition) and abuses of dominance (namely, charging excessive prices and engaging in exclusionary conduct), and requesting the Tribunal to impose the maximum administrative penalty in terms of the South African Competition Act 89 of 1998 (the Competition Act).

        Sasol raised an exception to the complaint referral on the basis that it was vague and did not disclose a clear contravention of the Competition Act. In response, the Commission filed an amended version of the complaint referral. Nutri-Flo applied to the Tribunal for leave to intervene, submitting in its application that it would institute a civil action against Sasol if the Tribunal found in favour of the Commission. The Tribunal approved that Nutri-Flo may intervene in the proceedings. Nutri-Flo has still to file the statement in which it makes out its case against Sasol. On the basis purely of the Commission's amended complaint referral, we believe that the likelihood of a finding of unlawful conduct in terms of the Competition Act is remote. However, Nutri-Flo's statement to be filed may require a review of our current assessment. Therefore, it is currently not possible to make an estimate of the contingent liability in this matter (whether arising out of penalties that may be imposed by the Tribunal or civil lawsuits that may arise in the event of a finding of unlawful conduct).

        However, Nutri-Flo has at this stage indicated that should Sasol be found by the Tribunal to have committed the prohibited practises as alleged, then it intends to sue Sasol for damages in the aggregate of about R57.5 million.

Profert

        Profert filed a complaint against Sasol in August 2004, alleging that Sasol Nitro refused to supply Profert, charged Profert discriminatory pricing in sales of limestone ammonium nitrate and engaged in exclusionary conduct to exclude Profert from the fertilizer market. In May 2006, the Commission referred the complaint to the Tribunal, alleging findings of prohibited horizontal practices (namely, entering into agreements which constructed and divided the relevant market and which substantially lessened or prevented competition in that market) and abuses of dominance (namely, refusing to supply scarce goods to competitors, discriminating on sale prices and engaging in other exclusionary acts), and requesting that the Tribunal impose the maximum administrative penalty in terms of the Competition Act. On 4 August 2006, Sasol filed a reply to the complaint referral. The matter has been set down for hearing from 3 to 14 March 2008. Preparations for the hearing are proceeding. The Commission has previously indicated that it may seek to have these proceedings heard together with those regarding Nutri-Flo. On the basis of the complaint referral in its current form, we believe that the likelihood of a finding of unlawful conduct in terms of the Competition Act is remote.

        However, if these proceedings are joined with those pertaining to Nutri-Flo, then our current assessment may require review. For these reasons, it is currently not possible to make an estimate of the contingent liability (whether arising out of penalties that may be imposed by the Competition Tribunal or civil lawsuits that may arise in the event of a finding of unlawful conduct).

Sale of Phosphoric Acid production assets

        In June 2004, Foskor increased its phosphate rock price to such an extent that Sasol indicated that it would shut down the operations in Phalaborwa. Sasol and Foskor then entered into an agreement in terms of which Foskor would purchase the Phalaborwa plant. For the period that this intended sale was under assessment by the South African Competition Authorities, the parties entered into a toll manufacturing arrangement in terms of which Sasol would toll manufacture phosphoric acid for Foskor. The toll manufacturing arrangement commenced on 1 September 2005. In October 2005, the South African Competition Commission issued a recommendation that the proposed merger be prohibited and referred the matter to the South African Competition Tribunal. The parties abandoned the merger in June 2006 and notified the Competition Commission that they intend to enter into a new toll manufacturing agreement for a period of 4 years. The Competition Commission notified the parties that the intended transaction may amount to a merger, thereby triggering the statutory merger notification requirements in South Africa.

        The parties have applied to the Competition Tribunal for a declaratory order that the current toll manufacturing agreement and the proposed 4 year toll manufacturing agreement do not amount to a merger. The Competition Commission in its reply has stated that at face value, these agreements do not amount to a merger. The Competition Commission had previously notified the parties of its intent to investigate whether the current toll manufacturing arrangement (that commenced in September 2005) amounts to pre-implementation of a merger without the required approval of the South African Competition Authorities and/or if there were any other unlawful agreements between Foskor and Sasol relating to the proposed sale of the phosphoric acid assets. The Competition Commission has now notified the parties that it has initiated an investigation to determine if these agreements do not amount to contraventions of the Competition Act's prohibitions on restrictive horizontal practices.

        As the Commission has not yet made any findings on its investigation, likelihood of liability is remote. In the event that the Competition Commission refers the matter to the Competition Tribunal, our current assessment may require review. For this reason, it is currently not possible to make an estimate of the contingent liability.

Sasol Wax

        On 28 and 29 April 2005, the European Commission conducted an investigation at the offices of Sasol Wax International AG and its subsidiary Sasol Wax GmbH, both located in Hamburg, Germany. A parallel investigation was conducted by the US Department of Justice in the United States. On

3 May 2007, the US Department of Justice decided to close the investigation without taking any action against Sasol Wax. On 31 May 2007, the European Commission issued a statement of objections against Sasol Wax International AG and its subsidiary Sasol Wax GmbH and its shareholders Sasol Holding in Germany GmbH and Sasol Limited. According to the findings of the European Commission, members of the European paraffin wax industry, including Sasol Wax GmBh, formed a cartel and violated antitrust laws. Sasol Wax continues to co-operate with the European Commission. Although it is reasonably likely that a fine will be imposed, a reliable estimate of the amount of the possible penalty cannot be made, since the determination thereof is at the sole discretion of the antitrust authorities. However, Sasol Wax has been advised by the European Commission that it in principle qualifies for a discount in respect of the fine to be imposed because of its candid and helpful support in the investigation.

        It is expected that an oral hearing at the European Commission in Brussels will take place within this calendar year.

Yellow Rock litigation

        In July 2005, Sasol North America received notice of suit by Yellow Rock LLC alleging over US$1 million in damages and seeking an injunction that would require Sasol NA to remove its ethylene from Salt Storage Dome 1-A in sulphur, Louisiana near the Lake Charles Chemical Complex. The suit alleges that in 2004 the Dome 1-A was leaking ethylene and caused the "blow out" of an oil and gas exploration well being drilled by Yellow Rock. An integrity assessment of the well performed by an independent consultant in early 2005 concluded that the Dome 1-A was not leaking. These results were conveyed to Yellow Rock and were signed off on by the Louisiana Department of Natural Resources, but did not deter the filing of the suit. In March 2007, plaintiffs amended their petition to assert significant additional damages in excess of US$70 million. A trial date has been set for January 2008. Sasol NA has instituted action against the insurer for appropriate indemnification. Prospects of future events confirming a loss are therefore remote.

Other

        From time to time Sasol companies are involved in other litigation and administrative proceedings in the normal course of business. Although the outcome of these proceedings and claims cannot be predicted with certainty, the company does not believe that the outcome of any of these cases would have a material effect on the group's financial results.

60.5    Environmental orders

        The group is subject to loss contingencies pursuant to numerous national and local environmental laws and regulations that regulate the discharge of materials into the environment or that otherwise relate to the protection of human health and the environment in all locations in which it operates. These laws and regulations may, in future, require the group to remediate or rehabilitate the effects of its operations on the environment. The contingencies may exist at a number of sites; including, but not limited to, sites where action has been taken to remediate soil and groundwater contamination. These future costs are not fully determinable due to factors such as the unknown extent of the magnitude of possible contamination, uncertainty regarding the timing and extent of remediation actions that may be required, the allocation of the environmental obligation among multiple parties and the discretion of regulators and changing legal requirements.

        The group's environmental obligation accrued on a discounted basis at 30 June 2007 was R3,355 million (2006—R3,184 million). Included in this balance are the costs of remediation of soil and groundwater contamination and similar environmental costs amounting to R1,969 million. These costs relate to the following activities: site assessments, soil and groundwater clean-up and remediation, and ongoing monitoring. Due to the uncertainties regarding the future costs the range of loss in excess of the amount accrued cannot be reasonably determined.

        Under the agreement for the acquisition of Sasol Chemie, we received an indemnification from RWE-DEA for most of the costs of remediation and rehabilitation of environmental contamination existing at Condea Vista Company located in the United States on or before 1 March 2001.

        Although the group has provided for known environmental obligations that are probable and reasonably estimable, the amount of additional future costs relating to remediation and rehabilitation may be material to results of operations in the period in which they are recognised. It is not expected that these environmental obligations will have a material effect on the financial position of the group.

        As with the oil and gas and chemical industries, generally, compliance with existing and anticipated environmental, health, safety and process safety laws and regulations increases the overall cost of business, including capital costs to construct, maintain, and upgrade equipment and facilities. These laws and regulations have required, and are expected to continue to require, the group to make significant expenditures of both a capital and expense nature.

60.6    September 2004 accident trust

        On 1 September 2004, the lives of ten employees and contractors were lost and a number of employees and contractors were injured during an explosion that occurred at our Secunda West ethylene production facility.

        Since January 2006, Sasol Limited, Solidarity, the Chemical, Energy, Paper, Printing, Wood and Allied Workers' Union and an attorney representing the unions have been in negotiations to find a mechanism to pay compensation to the dependants of people that died or were physically injured in the accident to the extent that they had not been previously compensated in terms of existing policies and practices. It was agreed to establish an independent trust, the September 2004 Accident Trust (the Trust), to expeditiously make grants to persons who were physically injured in the 1 September 2004 explosion at our Secunda West ethylene production facilities and to the dependants of persons who died in that accident. The September 2004 Accident Trust was registered on 29 June 2006. Qualifying victims of the accident have been invited to submit applications for compensation. These grants will be calculated in accordance with the applicable South African legal principles for the harm and loss suffered by them as a result of the accident to the extent that they have not already been compensated.

        The company will fund the Trust to pay the grants. Whilst accepting social responsibility, the company has not acknowledged legal liability in creating the trust. As at 30 June 2007, a total of 172 claims have been received, of which 55 have been finalised, resulting in payments totalling R 871,962. Future payments are dependent on the number of applications which will still qualify and the calculation of the grants based on the applicable South African legal principles. It is believed that the possible loss, inclusive of legal costs, is unlikely to exceed R 10 million.

61    Commitments under leases

Minimum future lease payments—operating leases

        The group rents buildings under long-term non-cancellable operating leases and also rents offices and other equipment under operating leases that are cancellable at various short-term notice periods by either party.

	2007	2006	2005

	Rm	Rm	Rm
Buildings and offices
Within one year	134	108	127
One to two years	122	93	119
Two to three years	123	95	111
Three to four years	117	97	105
Four to five years	106	88	96
More than five years	803	497	563

	1,405	978	1,121

Equipment
Within one year	325	186	210
One to two years	286	164	148
Two to three years	271	144	121
Three to four years	232	121	106
Four to five years	210	125	78
More than five years	1,736	1,163	75

	3,060	1,903	738

Included in the operating leases for equipment is the rental of a pipeline for the transportation of gas products. The rental payments are determined based on the quantity of gas transported.
The lease may be extended by either party for a further three year period prior to the expiry of the current lease term of seventeen years.
Water reticulation for Sasol Synfuels
One to two years	19	29
Two to three years	75	79
Three to four years	79	90
Four to five years	85	95
More than five years	2,690	2,648

	2,948	2,941

Total minimum future lease payments	7,413	5,822	1,859

The water reticulation commitments of Sasol Synfuels relate to a long-term water supply agreement. The rental payments are determined based on the quantity of water consumed over the twenty year period of the lease. These leasing arrangements do not impose any significant restrictions on the group or its subsidiaries.

	2007	2006	2005

	Rm	Rm	Rm
Business segmentation—minimum future lease payments (buildings and equipment)
South African Energy cluster	5,287	4,589	63
Mining	4	8	9
Synfuels	2,948	2,954	—
Oil	179	128	53
Gas	2,156	1,499	1
International Energy cluster	609	243	273
Synfuels International	396	20	6
Petroleum International	213	223	267
Chemicals cluster	1,082	554	1,016
Polymers	116	132	257
Solvents	310	120	132
Olefins & Surfactants	420	—	451
Other	236	302	176
Other businesses	435	436	507

	7,413	5,822	1,859

Minimum future lease payments—finance leases
Within one year	144	143	164
One to two years	154	132	103
Two to three years	129	131	86
Three to four years	128	115	84
Four to five years	127	111	83
More than five years	849	774	683
Less amounts representing finance charges	(764)	(656)	(517)

	767	750	686

Contingent rentals
The group has no contingent rentals in respect of finance leases.

62    Related party transactions

        Group companies, in the ordinary course of business, entered into various purchase and sale transactions with associates and joint ventures. The effect of these transactions is included in the financial performance and results of the group. Terms and conditions are determined on an arm's length basis.

        Disclosure in respect of joint ventures is provided in note 65 and of associates in note 12.

	2007	2006	2005

	Rm	Rm	Rm
Material related party transactions were as follows Sales and services rendered to related parties
joint ventures	1,759	1,446	1,067
associates	632	424	379
third parties	160	250	204
retirement funds	4	—	—

	2,555	2,120	1,650

        Amounts owing (after eliminating intercompany balances) by related parties are disclosed in the respective notes to the financial statements for those balance sheet items.

        No provision for impairment of receivables related to the amount of outstanding balances has been provided.

	2007	2006	2005

	Rm	Rm	Rm
Purchases from related parties
joint ventures	135	131	240
associates	712	360	530
third parties	832	600	282
retirement funds	374	224	128

	2,053	1,315	1,180

        Amounts owing (after eliminating intercompany balances) to related parties are disclosed in the respective notes to the financial statements for those balance sheet items.

        Included in the above amounts are a number of transactions with related parties which are individually insignificant.

Identity of related parties with whom material transactions have occurred

        Except for the group's interests in joint ventures and associates, there are no other related parties with whom material individual transactions have taken place.

63    Inflation reporting

	2007	2006	2005

	%	%	%
The financial statements have not been restated to a current cost basis as the group does not operate in a hyperinflationary economy.
Consumer Price Index—South Africa	5.9	4.9	2.6
Producer Price Index—South Africa	9.8	5.1	1.7

64    Post balance sheet events

        The following non-adjusting events occurred subsequent to 30 June 2007:

Windfall tax

        On 6 August 2007, the Minister of Finance announced that National Treasury would not pursue a windfall tax on the South African liquid fuels industry and that it will explore a levy on refined products to contribute to the construction of excess capacity in relation to the proposed new multi-product pipeline in South Africa.

Joint venture—Sasol Dia Acrylates (Pty) Limited

        Sasol Chemical Industries Limited and Mitsubishi Chemical Corporation (MCC) agreed to dissolve their Acrylates joint venture, whereby Sasol Chemical Industries Limited will acquire the shares held by MCC. The various agreements relating to this transaction are well progressed. The required submission to the South African Competition Commission is being prepared and will be submitted after the agreement is signed by both parties. It is envisaged that implementation of the transaction would take place towards the end of the 2007 calendar year.

Black economic empowerment transaction—Sasol Limited

        In September 2007 we announced our intention to conclude a broad-based BEE transaction which should result in the transfer of beneficial ownership of 10% of Sasol Limited's issued share capital to our employees and a wide spread of black South Africans (BEE participants). This transaction is subject to the approval of our shareholders.

        The proposed BEE transaction is designed to provide long-term sustainable benefits to all participants and will have a duration of 10 years. Participants will comprise the following:

  •
  Broad-based black South African public—3.0%

  •
  Selected BEE South African groups—1.5%

  •
  All Sasol employees, black and white, below managerial level, Sasol black management and black non-executive directors that are permanently resident in South Africa—4.0%

  •
  Sasol Foundation (with a primary focus on capacity building of black South Africans, predominantly in the fields of science and technology)—1.5%.

        It is envisaged that the transaction will be financed through a combination of equity, third party funding and Sasol facilitation. The selected BEE groups and black South African public components of the transaction will be funded by way of equity contributions and third party funding (external preference shares) with appropriate Sasol facilitation.

        The BEE transaction will require the issue of 34.5 million Sasol ordinary shares and 28.2 Sasol preferred ordinary shares to the participants. To mitigate dilution to existing shareholders, we intend to repurchase an equivalent number of Sasol ordinary shares (62.7 million shares).We have purchased 14.9 million Sasol Limited ordinary shares (2.4% of Sasol's issued share capital) between March 2007 and 30 June 2007. We have recommenced our repurchase programme after the release of our results in September 2007. Up to 10% of Sasol Limited's issued share capital may be repurchased in this manner. Should Sasol not have acquired 10% of its share capital by the date of the further announcement with respect to the BEE transaction, we may consider approaching our shareholders with a scheme of arrangement in terms of which shareholders will sell a pro-rata portion of their shares at the prevailing market price.

        A further announcement will be made during the first half of 2008 after the relevant agreements have been signed and third party financing arrangements have been finalised. Thereafter, shareholder approval and other required regulatory approvals will be sought.

Investment in associate—Paramelt RMC BV

        On 10 July 2007, Sasol Wax disposed of its investment in Paramelt RMC BV, operating in The Netherlands, realising a profit of R118 million.

Investment in associate—FFS Refiners (Pty) Limited

        In August 2007, Sasol Investment Company (Pty) Limited disposed of its investment in FFS Refiners (Pty) Limited, realising a profit of R101 million.

Share repurchase programme

        On 5 October 2007, we announced that the share repurchase programme has reached 3.1% of the issued share capital (as of 3 October 2007) from the 2.4% as at 30 June 2007. Since 12 September 2007 to 3 October 2007, we had repurchased a further 4,531,987 shares. The average price paid, inclusive of costs, for these shares amounted to R306.88 per share.

Black economic empowerment transaction—Sasol Mining

        On 11 October 2007, Sasol Mining announced the second phase of its broad-based black economic empowerment (BEE) strategy by the formation of a black-woman controlled mining company called Ixia Coal (Pty) Limited (Ixia). Ixia is a venture with Women Investment Portfolio Holdings Limited and Mining Women Investments (Pty) Limited. The transaction is valued at R1.9 billion. This transaction brings Sasol Mining's BEE ownership component to an estimated 26% (calculated on attributable units of production). Upon the conversion of the Secunda mining rights and the procurement of financing by Ixia, the transaction will be implemented.

        The transaction will be financed through equity (R59 million) and a combination of third party funding and appropriate Sasol facilitation. It is currently envisaged that approximately 40% of the transaction will be funded through third party debt, however this is dependent upon market conditions prevailing at the time.

65    Interest in joint ventures

        In accordance with the group's accounting policy, the results of joint ventures are proportionately consolidated on a line-by-line basis. The information provided below includes intercompany transactions and balances.

	Development stage ventures		Operating ventures

	Sasol GTL	Polymers joint ventures*	Merisol	Spring Lights Gas	Dia Acrylates***	Other**	2007 Total	2006 Total	2005 Total

	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm
Balance sheet
External non-current assets	9,047	4,986	344	55	1,524	351	16,307	12,801	8,056
Property, plant and equipment	3,728	449	311	—	1,327	174	5,989
Assets under construction	5,290	4,536	9	—	8	170	10 013
Other non-current assets	29	1	24	55	189	7	305
Intercompany non-current assets	—	—	—	—	—	—	—	4	—
External current assets	874	358	311	53	332	282	2,210	2,009	2,131
Intercompany current assets	53	7	2	—	13	6	81	139	235

Total assets	9,974	5,351	657	108	1,869	639	18,598	14,953	10 422

Shareholders' equity	3,688	1,637	332	70	1,041	379	7,147	6,142	3,960
Long-term debt (interest bearing)	2,202	1,501	5	13	612	79	4,412	4,801	3,176
Intercompany long-term debt	21	958	22	1	—	4	1,006	157	283
Long-term provisions	36	—	5	—	—	—	41	35	103
Other non-current liabilities	3,372	2	64	—	—	14	3,452	2,096	947
Interest bearing current liabilities	144	627	99	9	40	5	924	592	332
Non-interest bearing current liabilities	440	600	55	6	83	119	1,303	862	1,301
Intercompany current liabilities	71	26	75	9	93	39	313	268	320

Total equity and liabilities	9,974	5,351	657	108	1,869	639	18,598	14,953	10 422

Income statement
Turnover	142	1,073	740	150	786	727	3,618	2,612	3,043

Operating (loss)/profit	(307)	40	27	71	39	100	(30)	62	254
Other charges	(33)	(13)	(12)	(1)	(58)	—	(117)	(82)	(104)

Net (loss)/income before tax	(340)	27	15	70	(19)	100	(147)	(20)	150

Taxation	(8)	(4)	(21)	(22)	1	(26)	(80)	(31)	66

Attributable (loss)/earnings	(348)	23	(6)	48	(18)	74	(227)	(51)	216

Cash flow statement
Cash flow from operations	839	311	55	76	127	124	1,532	1,109	875
Movement in working capital	131	76	21	(6)	(55)	31	198	(585)	359
Taxation received/(paid)	348	—	(2)	(25)	(21)	(14)	286	115	(112)
Other charges	(144)	(436)	(13)	(3)	(62)	(3)	(661)	(516)	(173)

Cash available from operations	174	(49)	61	42	(11)	138	1,355	123	949
Dividends paid	—	—	—	(8)	(7)	(13)	(28)	(14)	(2)

Cash retained from operations	1,174	(49)	61	34	(18)	125	1,327	109	947

Cash flow from investing activities	(2,561)	(728)	(21)	—	(13)	(173)	(3,496)	(2,864)	(2,213)
Cash flow from financing activities	1,396	854	(37)	(8)	(61)	98	2,242	2,739	1,733

Decrease/(increase) in cash requirements	9	77	3	26	(92)	50	73	(16)	467

*
Comprising Arya Sasol Polymers and Petlin.

**
Includes African Amines, Asphacell, Merkur, Sasol Fibres, Sasol Huntsman, Sasol Lurgi and Sasol Oil Petromoc.

***
Although the group has a 75% investment in Sasol Dia Acrylates (South Africa) (Pty) Limited, the governing agreements and constitutive documents for this entity do not allow the group to control this entity as voting control is either split 50:50 between the shareholders or requires unanimous approval of the shareholders or their representatives and, therefore, this entity has not been consolidated.

F-145

        At 30 June 2007, the group's share of the total capital commitments of joint ventures amounted to R4,128 million (2006—R5,252 million; 2005—R8,454 million).

        The GTL businesses losses are associated with the advancing GTL projects in Qatar and Nigeria and evaluation of other projects in accordance with the group's strategy.

66    Financial risk management and financial instruments

Introduction

        The Sasol group has a risk management and central treasury function that manages the financial risks relating to the group's operations. The group is exposed to liquidity, credit, foreign currency, interest rate and commodity price risks arising from its financial instruments. These risks are continuously monitored. The group has developed a comprehensive risk management process to monitor and control these risks. The Group Executive Committee and senior management meet regularly to review and, if appropriate, approve the implementation of optimal strategies for the effective management of financial risk.

Risk profile

        Risk management relating to each of these risks is discussed under the headings below. The group's objective in using derivative instruments for hedging purposes is to reduce the uncertainty over future cash flows arising from foreign currency, interest rate and commodity price risk exposures.

Liquidity risk

        Liquidity risk is the risk that an entity in the group will be unable to meet its obligations under financial instruments as they become due. The group manages liquidity risk by effectively managing its working capital, capital expenditure and cash flows. The group finances its operations through a mixture of retained earnings, short and long-term bank funding, a commercial paper programme and commercial bond issues. Adequate banking facilities and reserve borrowing capacities are maintained (refer to note 22). The group is in compliance with all of the financial covenants in its loan documents, none of which is expected to present a material restriction on funding or investment policy in the near future. The group has sufficient undrawn call/demand borrowing facilities, which could be utilised to fund any potential shortfall in cash resources.

Credit risk

        Credit risk, or the risk of financial loss due to counterparties to financial instruments not meeting their contractual obligations, is managed by the application of credit approvals, limits and monitoring procedures. Where appropriate, the group obtains collateral to mitigate risk. Counterparty credit limits are in place and are reviewed and approved by the respective subsidiary boards.

        Trade and other receivables consist of a large number of customers spread across diverse industries and geographical areas. The exposure to credit risk is influenced by the individual characteristics, the industry and geographical area of the counterparty with whom we have transacted. Trade and other receivables are carefully monitored for impairment. No single customer represents more than 10% of the group's total turnover or more than 5% of total trade receivables for the years ended 30 June 2007 and 30 June 2006. Approximately 52% of the group's total turnover is generated from sales within

South Africa and 51% of the amount owing in respect of our trade receivables is from counterparties in South Africa.

        Credit risk exposure in respect of trade receivables is further analysed in note 18.

        Treasury counterparties consist of a diversified group of prime financial institutions. The group does not expect any treasury counterparties to fail to meet their obligations, given their high credit ratings.

        The group has provided guarantees for the financial obligations of subsidiaries, joint-ventures and third parties. The outstanding guarantees at 30 June 2007 are provided in note 60.

Foreign currency risk

        The group's operations utilise various foreign currencies on sales, purchases and borrowings and, consequently, are exposed to exchange rate fluctuations that have an impact on cash flows and financing activities. These transactions are predominantly entered into in the respective functional currency of the individual operations. Some operations are exposed to foreign currency risk in connection with contracted payments in currencies not in their individual functional currency. The translation of foreign operations to the presentation currency of Sasol Limited is not taken into account when considering foreign currency risk. Foreign exchange risks are managed through the group's financing policies and the selective use of forward exchange contracts, cross currency swaps and cross currency options. Forward exchange contracts are utilised primarily to reduce foreign currency exposure arising from imports into South Africa. Hedging of exports from South Africa is evaluated regularly on a case-by-case basis.

        All forward exchange contracts are supported by underlying commitments or receivables.

        The fair value gains/(losses) calculated below were determined by recalculating the daily forward rates for each currency using a forward rate interpolater model. The net market value of all forward exchange contracts at year end was then calculated by comparing the forward exchange contracted rates to the equivalent year end market foreign exchange rates. The present value of these net market values were then calculated using the appropriate currency specific discount curve.

        The following forward exchange contracts and cross currency swaps were held at 30 June 2007:

	Contract foreign currency amount million	Contract amount— Rand equivalent	Average rate of exchange (calculated)	Estimated fair value gains / (losses)

		Rm		Rm
Forward exchange contracts
Derivative instruments—cash flow hedges
Related to transactions which have already occurred
Imports—capital
Euro	2	23	9.67	1
US dollar	3	20	7.18	—

		43		1

Imports—goods
Euro	1	8	9.53	—
US dollar	18	132	7.14	(2)
Pound sterling	2	32	13.98	—
Other currencies—US dollar equivalent	—	1	7.04	—

		173		(2)

Exports
Euro	—	1	9.52	—
US dollar	41	290	7.02	(1)
Pound sterling	4	60	14.02	—
Other currencies—US dollar equivalent	9	56	6.32	1

		407		—

Other payables (liabilities)
Euro	—	2	9.76	—
US dollar	8	59	7.17	(1)

		61		(1)

Other receivables (assets)

US dollar	149	1,057	7.10	10

Derivative instruments—held for trading
Imports—goods

US dollar	129	933	7.21	(16)

Exports
Euro	5	52	9.52	—
US dollar	1	5	7.05	—

		57		—

	Contract foreign currency amount million	Contract amount— Rand equivalent	Average rate of exchange (calculated)	Estimated fair value gains / (losses)

		Rm		Rm
Forward exchange contracts
Derivative instruments—cash flow hedges
Related to future commitments
Imports
Euro	14	130	9.57	(1)
US dollar	27	194	7.20	(4)
Pound sterling	—	2	14.14	—
Other currencies—US dollar equivalent	15	106	6.26	(8)

		432		(13)

Exports
US dollar	—	1	7.05	—

Other payables (liabilities)
Euro	6	65	10.03	(2)
US dollar	9	63	7.28	(2)
Pound sterling	—	1	14.49	—
Other currencies—US dollar equivalent	1	9	7.42	(1)

		138		(5)

Derivative instruments held for trading
Imports
Euro	1	5	9.56	1
US dollar	4	27	7.14	—

		32		1

Other payables (liabilities)
Euro	4	32	8.10	—
US dollar	50	372	7.40	(10)
Pound Sterling	—	1	14.31	—

		405		(10)

Other receivables (assets)
US dollar	3	21	7.07	—

Cross currency swaps
Derivative instruments—cash flow hedges
US dollar to Euro	49	479	9.71	(130)
US dollar to Rand	59	374	6.40	39
Euro to Rand	299	2,652	8.87	183
Other	68	454	6.72	22

		3,959		114

        The following exchange rates applied during the year:

	Average rate		Closing rate

	2007	2006	2007	2006

Rand/US dollar	7.20	6.41	7.04	7.17
Rand/Euro	9.40	7.70	9.53	9.17
Rand/Pound Sterling	13.91	11.40	14.14	13.25

Interest rate risk

        Exposure to interest rate risk on financial assets and liabilities is monitored on a continuous and proactive basis. The debt of the group is structured on a combination of floating and fixed interest rates. The benefits of fixing or capping interest rates on the group's various financing activities are considered on a case-by-case and project-by-project basis. taking the specific and overall risk profile into consideration. For further details on long-term debt refer note 22.

        The following interest rate derivative contracts were in place at 30 June 2007:

	Contract foreign currency amount million	Contract amount— Rand equivalent	Average fixed rate	Expiry	Estimated fair value gains/ (losses)

		Rm	%		Rm
Interest rate derivatives
Derivative instruments—cash flow hedges
Pay fixed rate receive floating rate
US dollar	98	690	3.8	15 Jan 2008	6
Rand	—	938	7.6	15 Dec 2009	44

		1,628			50

Derivative instruments—held for trading
Pay fixed rate receive floating rate
Rand	—	500	9.7	30 June 2008	2

Interest rate cap or collar (relating to long-term debt)
Rand—cap	—	227	11.0	1 June 2009	1

Commodity price risk

        The group makes use of derivative instruments. including commodity swaps. options and futures contracts of short duration as a means of mitigating price and timing risks on crude oil and other energy related product purchases and sales. In effecting these transactions. the companies concerned operate within procedures and policies designed to ensure that risks. including those relating to the default of counterparties. are minimised.

        The following commodity derivative contracts were in place at 30 June 2007:

	Contract foreign currency amount million	Contract amount-Rand equivalent	Average price	Estimated fair value gains / (losses)

		Rm	US$	Rm
COMMODITY DERIVATIVES
Derivatives used for trading
Futures
Crude oil (US dollar)	13	89	70.69	1
Zero cost collar				(197)
Call options sold (US dollar)	1,294	9,111	76.70
Put options bought (US dollar)	1,053	7,414	62.40

Maturity profile of financial instruments

        The maturity profile of financial assets and liabilities at 30 June 2007 were as follows:

	Note	Carrying value	Within one year	One to two years	Two to three years	Three to four years	Four to five years	Over five years

		Rm	Rm	Rm	Rm	Rm	Rm	Rm
Financial assets
Loans and receivables		22,754	21,099	268	350	17	22	998
Long-term receivables	14	1,655	—	268	350	17	22	998
Trade receivables	18	12,442	12,442	—	—	—	—	—
Other receivables	19	2,24	2,024	—	—	—	—	—
Cash restricted for use	21	646	646	—	—	—	—	—
Cash	21	5,987	5,987	—	—	—	—	—
Investments available-for-sale
Investments in securities	11	230	70	—	—	—	—	160
Investments held-to-maturity
Investments in securities	11	312	—	—	—	—	—	312
Derivatives used for hedging		307	19	45	183	—	38	22
Long-term financial assets	15	288		45	183	—	38	22
Short-term financial assets	20	19	19	—	—	—	—	—
Derivatives held for trading		11	3	8	—	—	—	—
Long-term financial assets	15	8	—	8	—	—	—	—
Short-term financial assets	16	3	3	—	—	—	—	—

		23,614	21,191	321	533	17	60	1492

Financial liabilities
Measured at amortised cost		30,871	17,512	1,553	4,398	1,276	1,256	4,876
Long-term debt	22	13,359	—	1,553	4,398	1,276	1,256	4,876
Short-term debt	28	5,621	5,621	—	—	—	—	—
Trade payables and accrued expenses	33	7,642	7,642	—	—	—	—	—
Other payables	32	3,704	3,704	—	—	—	—	—
Bank overdraft	21	545	545	—	—	—	—	—
Derivatives used for hedging		153	153	—	—	—	—	—
Long-term financial liabilities	23	—	—	—	—	—	—	—
Short-term financial liabilities	29	153	153	—	—	—	—	—
Derivatives held for trading		283	230	3	4	4	5	37
Long-term financial liabilities	23	53	—	3	4	4	5	37
Short-term financial liabilities	29	230	230	—	—	—	—	—

		31,307	17,895	1,556	4,402	1,280	1,261	4,913

	Contract amount	Within one year	One to two years	Two to three years

	Rm	Rm	Rm	Rm
FORWARD EXCHANGE CONTRACTS
Transactions which have already occurred
Imports—capital
Euro	23	23	—	—
US dollar	20	20	—	—

	43	43	—	—

Imports—goods
Euro	8	8	—	—
US dollar	1,065	1,065	—	—
Pound sterling	32	32	—	—
Other currencies—US dollar equivalent	1	1	—	—

	1,106	1,106	—	—

Exports
Euro	53	53	—	—
US dollar	295	295	—	—
Pound sterling	60	60	—	—
Other currencies	56	56	—	—

	464	464	—	—

Other payables (liabilities)
Euro	2	2	—	—
US dollar	59	59	—	—

	61	61	—	—

Other receivables (assets)
US dollar	1,057	1,057	—	—

	Contract amount	Within one year	One to two years	Two to four years	More than four years

	Rm	Rm	Rm	Rm	Rm
Related to future commitments
Imports
Euro	135	135	—	—	—
US dollar	221	221	—	—	—
Pound sterling	2	2	—	—	—
Other currencies—US dollar equivalent	106	106	—	—	—

	464	464	—	—	—

Exports
US dollar	1	1	—	—	—

Other payables (liabilities)
Euro	97	97	—	—	—
US dollar	435	430	5	—	—
Pound sterling	2	2	—	—	—
Other currencies—US dollar equivalent	9	9	—	—	—

	543	538	5	—	—

Other receivables (assets)
US dollar	21	21	—	—	—

CROSS CURRENCY SWAPS
US dollar to Euro	479	479	—	—	—
US dollar to Rand	374	31	62	125	156
Euro to Rand	2,652	1,443	—	1,209	—
Other	454	38	76	151	189

	3,959	1,991	138	1,485	345

Interest rate derivatives
Pay fixed rate receive floating rate
US dollar	690	690		—	—
Rand	938	125	813	—	—
Rand	500	500	—	—	—

	2,128	1,315	813	—	—

Interest rate cap or collar
Rand	227	114	113	—	—

COMMODITY DERIVATIVES
Futures
Crude oil	89	89	—	—	—

Zero cost collar
Call options sold (US dollar)	9,111	9,111	—	—	—
Put options bought (US dollar)	7,414	7,414	—	—	—

	16,525	16,525	—	—	—

67.    Differences between International Financial Reporting Standards and United States generally accepted accounting principles

        The group's consolidated annual financial statements are prepared in accordance with International Financial Reporting Standards (IFRS), as approved by the International Accounting Standards Board, which differ in certain material respects from United States generally accepted accounting principles (US GAAP). Such differences include methods for measuring and presenting the amounts shown in the consolidated annual financial statements, as well as additional disclosures required by US GAAP.

        The principal differences between IFRS and US GAAP are presented below together with explanations of certain adjustments that affect net profit for the years ended 30 June 2007, 2006 and 2005 and total shareholders' equity at 30 June 2007 and 2006.

	Note	2007	2006

		Rm	Restated Rm
Total shareholders' equity under IFRS		61,617	52,605
US GAAP adjustments:
Asset retirement obligations	a	691	891
Pensions	b	1,496	361
Impairment of long-lived assets	c	92	730
Business combinations	d	(309)	(344)
Post-retirement healthcare benefits	e	(1,768)	(1,404)
Derivative instruments	f	(1,655)	(1,598)
Research and development expense	g	(442)	(388)
Capitalisation of borrowing costs	h	755	(95)
Finance leases	i	(91)	(77)
Other	j	(43)	(386)
Effect of adjustments on taxation	l	69	291
Effect of adjustments on minority interests		147	82
Effect of prior year adjustments	m	205	—

Total shareholders' equity under US GAAP		60,764	50,668

	Note	2007	2006	2005

		Rm	Restated Rm	Restated Rm
Net profit attributable to shareholders under IFRS		17,030	10,406	9,449
US GAAP adjustments:
Asset retirement obligations	a	(200)	399	126
Pensions	b	2	52	(32)
Impairment of long-lived assets	c	(638)	903	791
Reversal of impairment of long-lived assets	c	—	(140)	—
Business combinations	d	35	194	107
Post-retirement healthcare benefits	e	(488)	(353)	(158)
Research and development expense	g	(54)	(60)	13
Capitalisation of borrowing costs	h	850	(95)	—
Finance leases	i	(14)	8	(15)
Other	j	124	(166)	(112)
Effect of tax rate change	k	—	271	(272)
Effect of adjustments on taxation	l	110	(133)	(183)
Effect of adjustments on minority interests		8	13	5

Net profit attributable to shareholders under US GAAP		16,765	11,299	9,719

Basic earnings per share		26.93	18.22	15.83
Diluted earnings per share		26.60	17.93	15.65

(a)    Asset retirement obligations

        Under IFRS, following IAS 37, Provisions, Contingent Liabilities and Contingent Assets, the estimated present value of future asset retirement obligation costs, taking into account current environmental and regulatory requirements, is capitalised as part of long-lived assets, to the extent that they relate to the construction of the long-lived asset, and the related provisions are raised. The increase in the related asset's carrying value is depreciated over the asset's estimated useful life. These estimates are reviewed at least annually. The effect of subsequent changes to assumptions in estimating an obligation for which the provision was recognised as part of the cost of the asset is adjusted against the long-lived asset. Any subsequent changes to an obligation which did not relate to the initial construction of a related asset are charged to the income statement.

        Under US GAAP, environmental expenditure is capitalised in recognition of legal asset retirement obligations resulting from the acquisition, construction and/or normal operation of a long-lived asset, following Statement of Financial Accounting Standards (SFAS) No. 143, Accounting for Asset Retirement Obligations. The fair value of obligations relating to dismantling and restoring production sites, in accordance with regulatory requirements, is accrued as the obligation arises, if estimable, concurrent with the recognition of an increase in the related asset's carrying value. The increase in the related asset's carrying value is depreciated over the asset's estimated useful life. Fair value is determined by discounting estimated future cash flows at a discount rate at the time of initial recognition, which reflects the terms of the obligation adjusted for the entity's credit risk.

        For the years ended 30 June 2007, 2006 and 2005, under IFRS asset retirement obligations are discounted at a risk free discount rate which is reassessed annually. Under US GAAP, the obligation is measured based on the risk-adjusted future cash outflows discounted using a credit-adjusted risk-free rate. Unlike IFRS, subsequent changes to the discount rate do not impact the carrying value of the asset or obligation. In 2007, the risk free rate increased resulting in a decrease in the asset retirement obligations under IFRS, compared to 2006 and 2005 when the risk free rate decreased.

        Under IFRS, the unwinding of the discount is recognised as an interest expense in the income statement. Under US GAAP, the accretion charge is included in operating profit for the period.

        This reconciling item would have an effect on the property, plant and equipment and long-term provisions line items of the balance sheet.

(b)    Pensions

        Under IFRS, IAS 19, Employee Benefits, the pension benefits obligation recognised is the net total of the defined benefit obligation, plan assets and unrecognised actuarial gains and losses and prior service costs. When plan assets exceed the gross obligation (determined by estimating future benefit attributable to employees in return for services rendered to date), the asset recognised is limited to the present value of available contribution reductions or refunds from the plan, plus unrecognised actuarial losses and unrecognised prior service costs. No such limitation is imposed under US GAAP.

        The cumulative net actuarial gains or losses that exceed ten percent of the greater of the present value of the defined benefit obligation and the fair value of the plan assets are recognised in the income statement over the expected average remaining service lives of participating employees. Actuarial gains and losses within this ten percent corridor are not recognised.

        Additionally, under IFRS, unamortised prior service costs related to retirees and active employees for which the benefit has vested is expensed and recognised in the income statement in the year that the obligation arises.

        Under US GAAP, prior to the adoption of SFAS No. 158, the pension benefits obligation or asset recognised was the net total of the defined benefit obligation, plan assets and unrecognised actuarial gains and losses and prior service costs in terms of SFAS No. 87, Employers' Accounting for Pensions. In addition, the group was required to record an additional minimum liability for any plan where the accumulated benefit obligation exceeded the fair value of plan assets. The contra to this additional minimum liability was recorded as an intangible asset, to the extent that there were unrecognised prior service costs, with the excess reported in accumulated other comprehensive income. Under IFRS, no minimum liability is recorded.

        Under US GAAP, the unamortised prior service costs are recognised over the expected remaining working life of the participants or where almost all of the plans' participants are inactive, the unamortised prior service cost is recognised over the remaining life expectancy of those participants in each case, that are expected to receive the benefits associated with the prior service costs.

        Under US GAAP, actuarial gains and losses were accounted for similarly to IFRS.

        The group adopted the recognition provisions of SFAS No. 158, Employers' Accounting for Defined Benefit and Other Postretirement Plans, an Amendment to FASB Statements No. 87, 88, 106 and 132(R),

as at 30 June 2007. The over-funded or under-funded status of the group's defined benefit pension plans are recognised as an asset or liability in its financial statements and changes in that funded status are recognised in the year in which the changes occur through other comprehensive income. Additionally, previously unrecognised actuarial gains and losses and prior service costs, net of tax, are recognised immediately within shareholders' equity as a component of other comprehensive income. After the adoption of SFAS No. 158, the pension benefits obligation or asset is only the net total of the defined benefit obligation and the plan assets. The additional minimum liability and intangible asset previously recognised in 2007 were also eliminated upon adoption of the recognition provisions of SFAS No. 158.

        The effect of the adoption of the provisions of SFAS No. 158 in 2007 has resulted in the recognition of unrecognised actuarial gains of R1,389 million, before tax, and unrecognised prior service costs of R354 million, before tax, in accumulated other comprehensive income.

        This reconciling item would have an effect on the post-retirement benefit assets and the post-retirement benefit obligations line items of the balance sheet.

(c)    Impairment

        This section addresses impairments related to continuing operations and impairments related to the classification of assets held for sale and the reclassification back to assets held for use.

        The methods of calculating impairment differ under IFRS and US GAAP. Under IFRS, IAS 36, Impairment of Assets, a long-lived asset is considered to be impaired when its carrying value exceeds the higher of the fair value less costs to sell and its value in use. Value in use is determined from the discounted future cash flows applicable to that asset.

        Under US GAAP, SFAS No. 144, Accounting for the Impairment or Disposal of Long-lived Assets, a two-step model is used for assessing impairment. The first step is an analysis of an asset's carrying value compared to the undiscounted future cash flows. Only if the undiscounted future cash flows are less than the asset's carrying value will an impairment be indicated, in which case the impairment loss is measured as the difference between the asset's carrying value and its fair value. Fair value is defined as the price that would be received to sell the asset in an orderly transaction between market participants at the measurement date.

        For the years ended 30 June 2007, 2006 and 2005, the effect of specific impairment recognised under IFRS is reversed under US GAAP, where applicable. Due to the differences in carrying value between IFRS and US GAAP, depreciation would also differ.

        In 2007, the impairments recorded under IFRS amounted to R208 million, while under US GAAP, the impairment calculated was R132 million, resulting in a reconciling difference of R76 million. The impairment differences primarily related to higher carrying values of assets under US GAAP compared to IFRS, prior to the impairments.

        As discussed in note 16, on 1 August 2005, the group announced that it was intending to sell Sasol Olefins & Surfactants (Sasol O&S). With effect from 30 June 2006, the business was classified as a disposal group held for sale and the results reported as discontinued operations in terms of IFRS 5, Non-current Assets Held for Sale and Discontinued Operations, and SFAS No. 144, for IFRS and

US GAAP reporting, respectively. At 30 June 2006, the asset and liability values relating to the discontinued operations differed under IFRS and US GAAP due to differences in fair value recorded at acquisition and different amounts of impairments recorded in prior years. Following an announcement on 30 March 2007, the disposal process was terminated and the assets were reclassified from held for sale to held for use as they no longer met the criteria to be held for sale.

        Under IFRS, upon reclassification as held for use, the asset is measured at the lower of value-in-use at the date of the decision not to sell, and the carrying amount before the asset was classified as held for sale, adjusted for any depreciation, amortisation or impairments that would have been recognised had the asset not been classified as held for sale. In 2007, the group recorded a reversal of impairment of R803 million relating to the fair value write down of Sasol O&S for IFRS reporting. The reversal is due to the fact that the asset was written down to fair value less cost to sell on the date of classification as held for sale, and is recorded at value-in-use on the date of the decision not to sell. The value in use is higher than the fair value less cost to sell.

        Under US GAAP, upon reclassification as held for use, the asset is measured at the lower of its fair value at the date of the decision not to sell, and the carrying amount before the asset was classified as held for sale adjusted for any depreciation, amortisation or impairments that would have been recognised had the asset not been classified as held for sale. For US GAAP purposes, a fair value adjustment of R89 million was recorded upon reclassification in 2007. The difference between value-in-use for IFRS purposes and the fair value for US GAAP purposes at the date of reclassification resulted in a reconciling difference of R714 million.

        The reconciling difference upon reclassification of R714 million and the reconciling difference between impairments of R76 million recorded in 2007 amounted to R638 million.

        In 2006, the impairments recorded under IFRS amounted to R1,067 million, while under US GAAP, the impairment calculated was R253 million, resulting in a reconciling difference of R814 million. In addition, the impairments related to assets held for sale under IFRS amounted to R3,201 million, while under US GAAP, the impairment calculated was R3,112 million, resulting in a reconciling difference of R89 million. This resulted in a total reconciling difference of R903 million.

        The group also recorded a reversal of impairment of R140 million in 2006 relating to the assets of Sasol Solvents in respect of Octene train 3 under IFRS. The asset was not impaired under US GAAP.

        In 2005, the impairments recorded under IFRS amounted to R1,078 million, while under US GAAP, the impairment calculated was R287 million, resulting in a reconciling difference of R791 million.

        This reconciling item would have an effect on the property, plant and equipment and other asset lines item of the balance sheet.

(d)    Business combinations

        Under both IFRS (IFRS 3, Business Combinations) and US GAAP (SFAS No. 141, Business Combinations and SFAS No. 142, Goodwill and Other Intangible Assets), the acquisitions of the group since 1 April 2004 have been accounted for under the purchase method. Both standards require the purchase consideration to be allocated to the identifiable net assets acquired at their fair value at the date of acquisition, with the difference between the consideration paid and the fair value of the identifiable net assets acquired recorded as goodwill.

        For the years ended 30 June 2007, 2006 and 2005, as a result of differing effective dates of the transactions, certain fair value adjustments under US GAAP are not the same as those recorded under IFRS. As the fair values recorded under US GAAP were higher than the carrying value of the assets at acquisition, additional depreciation was recorded. The effect of these adjustments on net income amounted to R35 million in 2007, R194 million for 2006 and R107 million for 2005.

        For years prior to 2004, negative goodwill was recognised under IFRS and amortised over the remaining useful life of non-financial assets acquired. During 2005, the remaining negative goodwill was written off against retained earnings. US GAAP requires that negative goodwill be allocated to reduce the amounts of certain non-financial assets acquired and any unallocated excess amount remaining is recognised as an extraordinary gain in the period that it arises. In June 2007 and 2006, the assets to which the negative goodwill was allocated was fully depreciated or impaired and the impact of the depreciation charge for 2005 is not considered to be significant. There were no other significant differences between IFRS and US GAAP relating to acquisitions prior to 1 April 2004.

        This reconciling item would have an effect on the property, plant and equipment line item of the balance sheet.

(e)    Post-retirement healthcare benefits

        Due to South African law requirements, medical scheme contributions may only be differentiated according to a member's level of income and number of dependants thus creating significant cross-subsidies between various groups of members to the medical scheme. The cross-subsidy is the difference between the expected medical scheme benefits to be paid for members and the expected total medical scheme contributions to be paid to the medical scheme for the members, that are shared between the members and the group.

        Under IFRS, IAS 19, Employee Benefits, the defined benefit obligation associated with post-retirement healthcare benefits is actuarially determined based on the expected future medical scheme contributions to be made for members (contribution liability). The cumulative net actuarial gains or losses that exceed ten percent of the greater of the present value of the defined benefit obligation and the fair value of the plan assets are recognised in the income statement over the expected average remaining service lives of participating employees. Actuarial gains and losses within this ten percent corridor are not recognised.

        Additionally, under IFRS, unamortised prior service costs related to retirees and active employees for which the benefit has vested are expensed and recognised in the income statement in the year that the obligation arises.

        Under US GAAP, post-retirement healthcare expenses are calculated and recognised in the income statement in accordance with SFAS No. 106, Employers' Accounting for Post-Retirement Benefits Other Than Pensions.

        Under US GAAP, the defined benefit obligation is actuarially determined based on the expected future benefit payments required to be made for members (benefit liability).

        The projected unit credit method is used to determine the accrued benefit obligations based on completed service. The actuarial gains and losses that emerge when the plans' experience differs from the assumptions made are recognised in the period in which they arise, as permitted by SFAS No. 106. Prior service costs or credits that arise from plan amendments are amortised by assigning an equal amount to each future period of service of each active employee, at the date of the amendment that is expected to receive benefits under the plan.

        The group adopted the recognition provisions of SFAS No. 158 as of 30 June 2007, as discussed in note (b), Pensions. The effect of the adoption of the recognition provisions of SFAS No.158 in 2007, has resulted in the recognition of unrecognised prior service credits, before tax, of R69 million in accumulated other comprehensive income. After the adoption of SFAS No. 158, the post-retirement healthcare benefits liability comprise only of the defined benefit obligation.

        This reconciling item would have an effect on the post-retirement benefit obligations line item of the balance sheet.

(f)    Derivative instruments

        Under IFRS, IAS 39, Financial Instruments: Recognition and Measurement, foreign currency exchange differences arising on cash flow hedge accounting are capitalised to the corresponding item of property, plant and equipment. Under US GAAP, SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, the foreign currency exchange differences arising on cash flow hedge accounting are recognised in shareholders' equity, and are amortised over the useful life of the underlying asset in net income.

        Under IFRS, the group accounts for its investments in joint ventures using the proportionate consolidation method, which is the benchmark treatment specified under IAS 31, Interest in Joint Ventures. All foreign currency exchange differences arising on cash flow hedge accounting for the joint ventures are capitalised to the corresponding item of property, plant and equipment. Under US GAAP, investments in joint ventures are generally accounted for under the equity method in accordance with APB No. 18, The Equity Method of Accounting for Investments in Common Stock. Under the equity method, the investment is initially recognised at cost and the carrying amount is increased or decreased to recognise the investor's share of the profits or losses of the investee, and other changes in shareholders' equity, including the cash flow hedge reserve. The foreign currency exchange differences capitalised under IFRS to property, plant and equipment are included in shareholders' equity which is a component of the investment in associate line item of the balance sheet under US GAAP.

        This reconciling item would have an effect on the property, plant and equipment and investment in associate line items of the balance sheet.

(g)    Research and development expense

        Under IFRS, IAS 38, Intangible Assets, research costs are recognised in the income statement while certain development costs on capital projects are capitalised and amortised. Under US GAAP, SFAS No. 2, Accounting for Research and Development Costs, requires that research and development costs be recognised in the income statement in the period in which they are incurred.

        During the year, the group recognised R684 million (R321 million—2006; R242 million—2005) total research and development costs as expenses under US GAAP.

        This reconciling item would have an effect on the property, plant and equipment line item of the balance sheet.

(h)    Capitalisation of borrowing costs

        Under IFRS, IAS 23, Borrowing Costs, the group sets interest received on the temporary investment of funds off against the borrowing costs incurred in calculating the interest capitalisation rate. In 2007 and 2006, the amount of interest capitalised to qualifying assets was limited to the net interest expense.

        Under US GAAP, SFAS No. 34, Capitalization of Interest Cost, interest received on the temporary investment of funds is not permitted to be offset against interest expense in calculating the interest capitalisation rate. The total interest capitalised is limited to the interest expense incurred. During 2007 and 2006, the group reached this threshold and the total amount capitalised was limited by the interest expense incurred.

        Therefore, under US GAAP, the amount of interest capitalised to qualifying assets exceeds the amount capitalised under IFRS. See reconciling item (m) for the impact in respect of 2006.

        This reconciling item would have an effect on the property, plant and equipment line item in the balance sheet.

(i)    Finance leases

        Certain leases classified as operating leases for IFRS reporting purposes were classified as capital leases under US GAAP. This reconciling item would have an effect on property, plant and equipment as well as long-term debt on the balance sheet.

(j)    Other

        There are a number of other miscellaneous adjustments that are required to reconcile the group's IFRS net profit and shareholders' equity to US GAAP, which individually are not significant and therefore have been presented in aggregate. These adjustments relate to activities that have occurred during the ordinary course of business and arise predominantly from the accounting treatment of joint ventures, net of related tax, adoption of new accounting pronouncements, accounting for mine development costs, accounting for inventory provisions and foreign currency differences. Should any of these adjustments become more substantial in the future, they will be separately presented.

(k)    Effect of tax rate change

        During 2005, the Minister of Finance announced a planned decrease in the statutory corporate tax rate from 30% to 29%. On 8 July 2005, the State President signed the Taxation Laws Amendment Act of 2005 with effect that all of our South African registered companies will be assessed at a tax rate of 29% for the year ended 30 June 2005 and all years thereafter. IAS 12, Income Taxes, provides guidance that the rate to be utilised for the purposes of calculating income tax is the rate which is enacted or substantively enacted at the balance sheet date. The tax rate utilised under IFRS was 29% for 2007, 2006 and 2005.

        Under US GAAP, SFAS No. 109, Accounting for Income Taxes, the then currently enacted tax rate of 30% was used in 2005. In 2007 and 2006, the tax rate of 29% was utilised under US GAAP.

        During 2007, the Minister of Finance announced a planned decrease in the Secondary Tax on Companies (STC) rate from 12.5% to 10%. At 30 June 2007, this change had not yet been enacted by law. The STC rate utilised for IFRS reporting purposes was 10% for 2007 (12.5% for 2006 and 2005 respectively). For US GAAP reporting, the STC rate used for 2007, 2006 and 2005 was 12.5%. The change in rates did not have a material impact on our results of operations or financial position.

(l)    Effect of adjustments on taxation

        The effect of adjustments on taxation does not include the taxation related to our joint ventures.

(m)    Effect of prior year adjustments

        The Securities and Exchange Commission (SEC) staff published Staff Accounting Bulletin No. Topic 1-N (SAB No. 108), Considering the effects of prior year misstatements when quantifying misstatements in current year financial statements. Sasol applied the guidance in SAB No. 108 in 2007, which resulted in a positive adjustment of R205 million to earnings, net of tax of R84 million. This adjustment relates to the capitalisation of borrowing costs in 2006 as a result of interest received on the temporary investment of funds being offset against interest expense in calculating the interest capitalisation rate (refer note (h)). This adjustment would not have materially impacted the 2006 total shareholders' equity or net profit. Under US GAAP, this offset is not permitted.

Additional disclosure requirements

Accounting for joint ventures

        Significant differences arise on each line item of the income statement and balance sheet due to the accounting for joint ventures.

        Under IFRS, the group accounts for its investments in joint ventures using the proportionate consolidation method, which is the benchmark treatment specified under IAS 31, Interests in Joint Ventures. Certain of the joint ventures hold qualifying long-lived assets that are financed by the group. Because the investments in joint ventures are proportionately consolidated, the related interest incurred by the group is capitalised to those long-lived assets.

        Under US GAAP, investments in joint ventures are generally accounted for under the equity method in accordance with APB No. 18, The Equity Method of Accounting for Investments in Common Stock. Under the equity method, the investment is initially recognised at cost and the carrying amount is increased or decreased to recognise the investor's share of the profits or losses of the investee after the date of acquisition. The assets and liabilities of the investments in joint ventures are not presented separately. Interest incurred by the group is capitalised to the carrying amount of the investee.

        At 30 June 2007, the group's significant equity accounted investees and the group's ownership interest in those equity accounted investees based on outstanding shares and the total carrying value were as follows:

Joint Ventures	Ownership	30 June 2007 Carrying Value	Ownership	30 June 2006 Carrying Value

	%	(Rand in millions)%		(Rand in millions)
Operational
Sasol Dia Acrylates Joint Venture		1,057		1,168
—Sasol Dia Acrylates South Africa (Pty) Limited	75		75
—Sasol Dia Acrylates (Pty) Limited	50		50
Sasol-Huntsman GmbH and Co KG	50	517	50	530
Optimal Olefins Malaysia Sdn.Bhd	12	569	12	424
Petlin (Malaysia) Sdn Bhn	40	409	40	397
Merisol LP	50	305	50	321
Paramelt RMC B.V.	31	121	31	106
Wesco China Limited	40	111	40	99
Sasol Yihai	50	149	—	—
Tosas Holdings (Pty) Limited	70	85	70	66
Sasol Chevron Holdings Limited	50	25	50	50
FFS Refiners (Pty) Limited	49	61	49	43
Developing
Arya Sasol Polymer Company	50	2,889	50	1,985
Escravos Gas-to-Liquids joint venture	37.5	2,202	37.5	1,741
Oryx GTL Limited	49	1,804	49	1,218
Other—not considered significant in aggregate		49		59

		10,353		8,207

        None of the group's investments in equity accounted investees are publicly traded and therefore no quoted market prices are available to be disclosed.

  Sasol Dia Acrylates Joint Venture

        Both Sasol Dia Acrylates (South Africa) (Pty) Limited and Sasol Dia Acrylates (Pty) Limited are designed so that substantially none of their activities either involve or are conducted on behalf of Sasol and its related parties. The shareholder agreements entered into by Sasol provide the minority shareholder with equal substantive participating interests in the operations of this investee such that Sasol is precluded from exercising control. In terms of EITF No. 96-16, Sasol has no ability to control these entities and they are accounted for using the equity method under APB No. 18.

  Tosas Holdings (Pty) Limited (Tosas)

        Sasol owns a 70% equity interest in Tosas and consolidates this entity under IFRS on the basis that it controls Tosas through its voting rights. An analysis was performed under US GAAP to determine if Tosas met the criteria of Emerging Issues Task Force No. 96-16, Investor's Accounting for an Investee when the Investor has a Majority of the Voting Rights but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights.

        Sasol entered into shareholder agreements with the minority shareholders in Tosas that restricts Sasol's ability to exercise control over the operations or assets due to certain approval or veto rights granted to those minority shareholders. The shareholder agreements entered into by Sasol provide each of the minority shareholders with substantive participating interests in the operations of this investee such that Sasol is precluded from exercising control. Tosas is accounted for using the equity method under APB No. 18. This results in Sasol only being able to realise its gains by selling the investments. Although unlikely and contrary to Sasol's strategy, such disposal would result in an insignificant amount of capital gains tax on recognised gains.

  Rompco

        Rompco, a 50% owned entity, is being consolidated by the group due to the contractual arrangements in place between the group and the other owners, that give the group control over Rompco.

  Developing joint ventures

        Aggregated summarised financial information in respect of our developing joint ventures:

	30 June 2007	30 June 2006

	(Rand in millions)
Current assets	2,251	1,503
Non-current assets	30,660	19,534

Total assets	32,911	21,037

Current liabilities	2,826	2,070
Non-current liabilities	18,335	13,419

Total liabilities	21,161	15,489

Turnover	—	—
Operating (loss)/profit	(281)	50
(Loss)/earnings attributable to shareholders	(352)	8

        During the year interest charges of R216 million (2006—R362 million) were capitalised on the group's investments in equity accounted investees while the investee had activities in progress necessary to commence its planned principal operations provided that the equity accounted investees' activities include the use of funds to construct qualifying assets for operations. The investees' activities included the use of funds to construct qualifying assets for its operations.

  Presentation in the financial statements—minority interests

        The portion of income attributable to minority interests is separately disclosed on the face of the income statement and minority interests are presented as part of shareholders' equity on the balance sheet under IFRS, IAS 1, Presentation of Financial Statements. Under US GAAP, in terms of SEC Regulation S-X, Rule 5-03.12, amounts attributable to the minority interests are presented as a component of net income or loss within the income statement. Minority interests are not permitted to be classified as shareholders' equity under US GAAP, in terms of SEC Regulation S-X, Rule 5-02.27, but reported between non-current liabilities and shareholders' equity.

  Presentation in the financial statements—earnings per share

        The information utilised to calculate earnings per share calculated under US GAAP is as follows:

		2007	2006	2005

			Restated	Restated
Net income under US GAAP	Rm	16,765	11,299	9,719

Weighted average number of shares (in millions)		622.6	620.0	613.8
Potential dilutive effect of share options (in millions)		7.7	10.2	7.1

Diluted weighted average number of shares		630.3	630.2	620.9

  Presentation in the financial statements—cash flow information

        Under IFRS, the consolidated cash flow statements are presented in accordance with IAS 7, Cash Flow Statements.

  Presentation in the financial statements—cash flow hedge information

        In accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, the estimated net amount of the existing gains and losses related to the cash flow hedges included in other comprehensive income that is expected to be reclassified into earnings within the next year amounts to R37.5 million.

  Post-retirement benefit obligations

        As discussed in the description of US GAAP adjustments (Pensions—adjustment (b) and Post-retirement healthcare benefits—adjustment (e)), significant disclosures regarding pension and other post-retirement healthcare benefits are required under US GAAP.

Post-retirement benefit obligations	2007	2006

	Rm	Rm
Post-retirement healthcare benefits	3,795	2,862
Less: short-term portion	(109)	—

	3,686	2,862

Post-retirement pension obligation	1,815	856
Less: short-term portion	(63)	(5)

	1,752	851

Prepaid pension assets	1,996	485

        The following table shows the incremental effect of adopting SFAS No. 158 as at 30 June 2007:

	Before application of SFAS No. 158	Adjustments	After application of SFAS No. 158

	Rm	Rm	Rm
Non-current assets:
Post-retirement benefit assets	751	1,245	1,996
Non-current liabilities:
Post-retirement benefit obligations	5,370	68	5,438
Current liabilities:
Post-retirement benefit obligations	172	—	172
Accumulated other comprehensive loss	1,272	(842)	430
Net deferred tax liability	6,573	322	6,895

Amounts recognised in accumulated other comprehensive income as a result of initially applying SFAS No. 158

Unrecognised actuarial net loss	1,389
Unrecognised prior service cost	(285)

1,104
Deferred taxes	(292)

812

        In 2008, Sasol expects to recognise amortisation of prior service costs of R54 million and a reversal of actuarial gains of R18 million.

  Post-retirement healthcare benefits

        Refer to note 25 for details regarding the group's post-retirement healthcare benefits.

	South Africa	United States of America
Post-retirement healthcare
	2007	2007

Last actuarial valuation	30 March 2007	30 June 2007
Full/interim	Full	Full
Valuation method adopted	Projected unit credit	Projected unit credit

Principal actuarial assumptions

        Weighted average assumptions used in performing actuarial valuation were

	South Africa		United States of America

	2007	2006	2007	2006

Discount rate	8.0%	8.0%	6.0%	6.0%
Expected future salary increases	6.0%	6.0%	3.8%	3.8%
Healthcare cost inflation
Initial	6.5%	6.5%	7.5%	8.0%
Ultimate	6.5%	6.5%	5.5%	5.5%

  South Africa

        The assumed discount rate of 8.0% for the year ended 30 June 2007 remained consistent with the year ended 30 June 2006. This discount rate assumption is based on the discount yield on government stock which had an 8.3% yield for short duration and 7.4% yield at longer durations at the measurement date.

  United States of America

        The assumed discount rate of 6.0% for the year ended 30 June 2007 remained consistent with the year ended 30 June 2006. This discount rate assumption was determined by matching future pension benefit payments with expected future AA bond yields for the same periods.

        Reconciliation of funded status to amounts recognised in the consolidated balance sheets:

	Post-retirement healthcare
	South Africa		United States of America		Total

	2007	2006	2007	2006	2007	2006

	Rm	Rm	Rm	Rm	Rm	Rm
Amounts recognised in the balance sheet consist of:
Net liability recognised	3,450	2,862	345	—	3,795	2,862
Short-term portion	(85)	—	(24)	—	(109)	—

Long-term portion	3,365	2,862	321	—	3,686	2,862

Effect of adoption of SFAS No. 158
Net liability recognised prior to adoption of SFAS No. 158	3,450		414		3,864
Effect of SFAS No. 158 recognition in accumulated other comprehensive income, before tax	—		(69)		(69)
Unrecognised prior service credit	—		(69)		(69)

Net liability recognised after adoption of SFAS No. 158	3,450		345		3,795

Change in projected benefit obligation

	South Africa		United States of America		Total

	2007	2006	2007	2006	2007	2006

	Rm	Rm	Rm	Rm	Rm	Rm
Projected benefit obligations at beginning of year	2,862	2,389	—	413	2,862	2,802
Service cost	87	74	7	5	94	79
Interest cost	223	200	19	18	242	218
Net actuarial losses/(gains)	362	266	13	(26)	375	240
Benefits paid	(84)	(67)	(20)	(23)	(104)	(90)
Plan amendment	—	—	—	(73)	—	(73)
Reclassification from/(to) held for sale	—	—	333	(333)	333	(333)
Foreign currency translation	—	—	(7)	19	(7)	19

Projected benefit obligation at end of year	3,450	2,862	345	—	3,795	2,862

        The net periodic post-retirement healthcare costs for the years ended 30 June 2007, 2006 and 2005 were as follows:

	South Africa			United States of America			Total

	2007	2006	2005	2007	2006	2005	2007	2006	2005

	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm
Service cost	87	74	62	7	5	3	94	79	65
Interest cost	223	200	188	19	18	22	242	218	210
Net actuarial losses/(gains)	362	266	75	13	(26)	—	375	240	75

Periodic benefit cost	672	540	325	39	(3)	25	711	537	350
Remeasurement	—	—	—	—	4	42	—	4	42

Net periodic benefit cost	672	540	325	39	1	67	711	541	392

        The group expects the following benefit payments to be paid out of the plans for the years indicated. The expected benefits are based on the same assumptions used to measure the group's benefit obligation as at 30 June 2007 and include estimated future employee service.

Expected employer benefit payments

	South Africa	United States of America	Total

	Rm	Rm	Rm
Within one year	85	24	109
One to two years	93	24	117
Two to three years	103	24	127
Three to four years	113	25	138
Four to five years	125	25	150
More than five years	784	137	921

	1,303	259	1,562

Sensitivity analysis

        Assumed healthcare cost trend rates have a significant effect on the amounts reported for the post-retirement healthcare benefits. A one percentage-point change in assumed healthcare cost trend rates could increase or decrease the relevant amount to:

	South Africa		United States of America

	% Point increase	% Point decrease	% Point increase	% Point decrease

	Rm
2007
Effect on total service and interest cost components	348	257	—	—
Effect on accumulated post-retirement benefit obligations	4,133	2,914	2	2
2006
Effect on total service and interest cost components	333	229	—	—
Effect on accumulated post-retirement benefit obligations	3,414	2,432	3	4

Pension liability

        Refer to note 25 regarding the group's principal defined benefit funds.

Fund assets

        The assets of the fund are held separately from those of the company in a trustee administered fund, registered in terms of the South African Pension Funds Act, 1956. Included in the fund assets are 2,395,208 Sasol Limited shares valued at R637 million at year end (2006—2,369,708 shares at R652 million) purchased in terms of an approved investment strategy. The Fund received dividends on Sasol Limited shares of R18 million (2006—R14 million) during the year.

Prepaid pension asset

        In December 2001, the Pension Funds Second Amendment Act was promulgated. The Act generally provides for the payment of enhanced benefits to former members and minimum pension increases for pensioners, and the apportionment of any actuarial surplus existing in the Fund, at the apportionment date, in an equitable manner between existing members including pensioners, former members and the employer in such proportions as the trustees of the Fund shall determine.

        In terms of the Pension Funds Second Amendment Act 2001, the Fund undertook a surplus apportionment exercise as at December 2002. The surplus apportionment exercise, and the 31 December 2002 statutory valuation of the Fund, was approved by the Financial Services Board on 26 September 2006. Payments to former members have commenced and an amount of R319 million has been included in benefit payments. The surplus due to the Company amounts to approximately R7 million as at 31 March 2007 and has been included in the pension asset recognised in the current year. The trustees of the Fund have, in principle agreed that the company can utilise only R626 million of the total surplus that arises in the defined benefit portion of the Fund. The company has no access to the remaining surplus as it can only be utilised to service existing and future pension benefits of pensioners.

Other

        A significant number of the employees are covered by union sponsored, collectively bargained, and in some cases, multi-employer defined contribution pension plans. Information from the administrators of these plans offering defined benefits is not sufficient to permit the group to determine its share, if any, of any unfunded vested benefits.

Foreign Operations

        Pension coverage for employees of Sasol's international operations is provided through separate plans. The group systematically provides for obligations under such plans as services are rendered by qualifying employees by depositing funds with Trustees for those plans operating in the United States of America, or by creation of accounting obligations for other plans.

FUNDED PLANS

Valuation

        The funding details of the individual funds based on the latest actuarial valuations were

	South Africa	United States of America

Last actuarial valuation	31 March 2007	30 June 2007
Full/interim valuation	Full	Full
Market value of assets	R5,382 million	R816 million
Valuation method adopted	Projected unit credit	Projected unit credit
Value of fund assets/accrued benefits	153.9%	115.5%

        Refer to note 25 for details regarding the investment policies and investment strategies of the group's pension fund assets.

Principal actuarial assumptions

        Weighted average assumptions used in performing actuarial valuations were

	South Africa		United States of America

	2007	2006	2007	2006

Discount rate	8.0%	8.0%	5.7%	6.0%
Expected return on plan assets	8.8%	8.5%	7.5%	7.5%
Expected future salary increases	6.0%	6.0%	3.8%	3.8%

South Africa

        The assumed discount rate remained consistent at 8.0% for the year ended 30 June 2007. This discount rate assumption is based on the discount yield on government stock which had a 8.3% yield at short durations and 7.4% yield at longer durations at the measurement date.

        The expected long-term rate of return on assets assumption increased by 30 basis points to 8.8% for the year ended 30 June 2007. The assumption was supported by an analysis performed of the weighted average yield expected to be achieved with the anticipated make up of investments. In excess of 60% of the assets are invested in equities and the balance in lower yielding investments.

United States of America

        The assumed discount rate of 5.7% for the year ended 30 June 2007 represents a 30 basis points decrease from the 6.0% for the year ended 30 June 2006. This discount rate assumption was determined by matching future pension benefit payments with expected future AA bond yields for the same periods.

        The expected long-term rate of return on assets assumption remained consistent at 7.5% for the year ended 30 June 2007. The assumption was supported by an analysis performed of the weighted average yield expected to be achieved with the anticipated make up of investments. The investment makeup is heavily weighted towards equities.

Contributions

        Funding is based on actuarial determined contributions. The following table sets forth the projected pension contributions for the year 2008:

	South Africa	United States of America

	Rm	Rm
Pension contributions	7	84

        The accumulated benefit obligations for the year ended 30 June 2007 are:

	South Africa	United States of America	Total

	Rm	Rm	Rm
Accumulated benefit obligation	3,496	638	4,134

Reconciliation of funded status to amounts recognised in the consolidated balance sheets:

Reconciliation of the funded status to amounts recognised in the balance sheet

	South Africa		United States of America		Total

	2007	2006	2007	2006	2007	2006

	Rm	Rm	Rm	Rm	Rm	Rm
Funded status of the plan	1,886	1,058	110	—	1,996	1,058
—Projected benefit obligation	(3,496)	(3,582)	(706)	—	(4,202)	(3,582)
—Fair value of plan assets	5,382	4,640	816	—	6,198	4,640
Unrecognised actuarial gains	—	(797)	—	—	—	(797)
Unrecognised prior service cost	—	224	—	—	—	224

Net asset recognised	1,886	485	110	—	1,996	485

Effect of adoption of SFAS No. 158
Net asset recognised prior to adoption of SFAS No. 158	524		227		751
Effect of SFAS No. 158 recognition in accumulated other comprehensive income, before tax	1,362		(117)		1,245
Unrecognised actuarial net gains/(losses)	1,706		(114)		1,592
Unrecognised prior service cost	(344)		(3)		(347)

Net asset recognised after adoption of SFAS No. 158	1,886		110		1,996

Amounts recognised in the balance sheet consist of:

	South Africa		United States of America		Total

	2007	2006	2007	2006	2007	2006

	Rm	Rm	Rm	Rm	Rm	Rm
Prepaid pension asset	1,886	485	110	—	1,996	485

Net asset recognised	1,886	485	110	—	1,996	485

Change in projected benefit obligation

	South Africa		United States of America		Total

	2007	2006	2007	2006	2007	2006

	Rm	Rm	Rm	Rm	Rm	Rm
Projected benefit obligation at beginning of year	3,582	2,519	—	627	3,582	3,146
Service cost	7	5	28	27	35	32
Interest cost	276	206	46	46	322	252
Member contributions	2	2	—	—	2	2
Actuarial (gains)/losses	(351)	746	81	(63)	(270)	683
Benefits paid	(596)	(209)	(65)	(46)	(661)	(255)
Plan amendment	181	—	—	—	181	—
Foreign currency translation	—	—	(13)	43	(13)	43
Settlements	—	—	(5)	—	(5)	—
Transfer from defined contribution plan(1)	395	313	—	—	395	313
Reclassification from/(to) held for sale	—	—	634	(634)	634	(634)

Projected benefit obligation at end of year	3,496	3,582	706	—	4,202	3,582

Change in fair value of plan assets
Fair value of plan assets at beginning of year	4,640	3,240	—	590	4,640	3,830
Actual return on plan assets	1,320	1,290	53	71	1,372	1,361
Employer contributions	4	4	79	36	83	40
Plan participant contributions	2	2	—	—	2	2
Actuarial losses	—	—	62	—	62	—
Benefits paid	(596)	(209)	(65)	(46)	(661)	(255)
Foreign currency translation	—	—	(16)	52	(16)	52
Settlements	—	—	—	—	—	—
Transfer from defined contribution plan(1)	395	313	—	—	395	313
Transfer to defined contribution plan(2)	(383)	—	—	—	(382)	—
Reclassification from/(to) held for sale	—	—	703	(703)	703	(703)

Fair value of plan assets at end of year	5,382	4,640	816	—	6,198	4,640

(1)
Amount represents retired employees from the defined contribution section of the plan, who, on retirement, have elected to participate in the defined benefit plan by purchasing a defined benefit pension from the fund.

(2)
Following approval of the surplus apportionment as well as the subsequent statutory actuarial valuation, certain assets previously allocated to the defined benefit portion of the fund were reallocated to the defined contribution portion of the fund.

        The net periodic pension costs for the years ended 30 June 2007, 2006 and 2005 were as follows:

	South Africa			United States of America			Total

	2007	2006	2005	2007	2006	2005	2007	2006	2005

	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm
Service cost	7	5	5	28	27	21	35	32	26
Interest cost	276	206	202	46	46	40	322	252	242
Expected return on plan assets	(337)	(278)	(224)	(53)	(42)	(42)	(390)	(320)	(266)
Settlement or curtailment cost	—	—	—	—	—	5	—	—	5
Amortisation of:
—Unrecognised prior service cost	60	60	60	—	—	—	60	60	60
—Unrecognised net (gain)/loss	(42)	(30)	—	3	14	5	(39)	(16)	5

Net pension costs	(36)	(37)	43	24	45	29	(12)	8	72

        The group expects the following benefit payments to be paid out of the plans for the years indicated. The expected benefits are based on the same assumptions used to measure the group's benefit obligation as at 30 June 2007 and include estimated future employee service.

	South Africa	United States of America	Total

Within one year	301	52	353
One to two years	338	71	409
Two to three years	357	75	432
Three to four years	376	73	449
Four to five years	398	73	471
More than five years	2,362	395	2,757

	4,132	739	4,871

UNFUNDED PLANS

Valuation

	Europe	United States of America

Last actuarial valuation	30 June 2007	30 June 2007
Full / interim valuation	Full	Full
Valuation method adopted	Projected unit credit	Projected unit credit

Principal actuarial assumptions

	Europe		United States of America

	2007	2006	2007	2006

Discount rate	5.1%	4.5%	5.7%	6.0%
Expected future salary increases	2.7%	2.5%	3.8%	3.8%

Europe

        The assumed discount rate of 5.1% for the year ended 30 June 2007 represents a 60 basis point increase from 4.5% for the year ended 30 June 2006. This discount rate assumption is based on annuity insurance tariffs from a group of leading German insurers.

United States of America

        The assumed discount rate of 5.7% for the year ended 30 June 2007 represents a 30 basis points decrease from the 6.0% for the year ended 30 June 2006. This discount rate assumption was determined by matching future pension benefit payments with expected future AA bond yields for the same periods.

Funding

	Europe		United States of America		Total

	2007	2006	2007	2006	2007	2006

	Rm	Rm	Rm	Rm	Rm	Rm
Projected benefit obligation	1,782	1,055	33	—	1,815	1,055
Unrecognised actuarial losses	—	(238)	—	—	—	(238)
Unrecognised prior service cost	—	(1)	—	—	—	(1)
Minimum pension liability	—	40	—	—	—	40

Net liability recognised	1,782	856	33	33	1,815	856

Effect of adoption of SFAS No. 158
Liability recognised prior to adoption of SFAS No. 158	1,678
Effect of SFAS No. 158 recognition in accumulated other comprehensive income	137
Unrecognised actuarial loss	203
Unrecognised prior service cost	7
Reversal of minimum pension liability	(73)

Net liability recognised after adoption of SFAS No. 158	1,815

Amounts recognised in the balance sheet consist of:
Accrued pension liability
Long-term portion	1,752	851
Short-term portion	63	5

Net liability recognised	1,815	856

Change in projected benefit obligation

	Europe		United States of America		Total

	2007	2006	2007	2006	2007	2006

	Rm	Rm	Rm	Rm	Rm	Rm
Projected benefit obligation at beginning of year	1,055	1,489	—	22	1,055	1,511
Service cost	63	49	1	1	64	50
Interest cost	81	58	2	2	83	60
Actuarial losses	(30)	12	8	(2)	(22)	10
Benefits paid	(48)	(350	—	(2)	(48)	(37)
Foreign currency translation	70	206	—	1	70	207
Plan amendment	(140)	7	—	—	(140)	7
Reclassification from/(to) held for sale	731	(731)	22	(22)	753	(753)

Projected benefit obligation at end of year	1,782	1,055	33	—	1,815	1,055

        The net periodic pension costs for the years ended 30 June 2007, 2006 and 2005 were as follows:

	Europe			United States of America			Total

	2007	2006	2005	2007	2006	2005	2007	2006	2005

	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm
Service cost	63	49	38	1	1	1	64	50	39
Interest cost	81	58	61	2	2	1	83	60	62
Amortisation of unrecognised actuarial loss	16	13	—	5	2	—	21	15	—

Net pension costs	160	120	99	8	5	2	168	125	101

        The group expects the following benefit payments to be paid out of the plans for the years indicated. The expected benefits are based on the same assumptions used to measure the group's benefit obligation as at 30 June 2007 and include estimated future employee service.

	Europe	United Sates of America	Total

	Rm	Rm	Rm
Within one year	61	2	63
One to two years	63	2	65
Two to three years	66	3	69
Three to four years	70	3	73
Four to five years	35	4	39
More than five years	435	21	456

	730	35	765

Reclassifications

Unamortised borrowing costs

        Under IFRS, IAS 32, Financial Instruments: Presentation, the costs associated with the arrangement of long-term debt financing are set-off against the related long-term debt item. Refer to note 22 for additional disclosures. Under US GAAP, APB No. 21, Interest on Receivables and Payables, these costs are reflected as prepaid expenses. Unamortised borrowing costs totalled R91 million at year end (2006—R129 million).

Deferred tax

        Under IFRS, IAS 12, Income Taxes, the group is required to classify deferred tax assets and liabilities as non-current. Under US GAAP, SFAS No. 109, Accounting for Income Taxes, deferred tax assets and liabilities are either classified as current or non-current, based on the classification of the related asset or liability for financial reporting. Deferred tax assets and liabilities not associated with an underlying asset or liability are classified based on the expected reversal period.

        Under IFRS, a deferred tax asset is recognised if it is probable (more likely than not) that sufficient taxable profit will be available against which the temporary difference can be utilised.

        Under US GAAP, deferred tax assets are recognised in full and then reduced by a valuation allowance if it is more likely than not that some or all of the deferred tax asset will not be realised. The net deferred tax asset is the same under IFRS and US GAAP.

        Due to the uncertainty surrounding the realisation and timing of realisation of the deferred tax assets per jurisdictional area, the group has recorded a valuation allowance of R2,220 million (2006—R835 million, 2005—R671 million). The net change in the total valuation allowance during 2007 was an increase of R1,385 million. In 2006 and 2005, the net increase in the valuation allowance was R69 million and R257 million, respectively.

        At 30 June 2007, management believes it is more likely than not that the deferred tax assets, net of existing valuation allowances will be realised. If tax benefits are recognised in the future through a reduction of the valuation allowance, no of such benefits will reduce intangible assets.

        At 30 June 2007, the group had unutilised calculated tax losses carried forward of approximately R6,767 million, of which R311 million will expire within one year, R1,293 million between two and five years, R2,906 million after five years and R2,204 million can be carried forward indefinitely. A portion of the calculated tax losses carried forward may be subject to various statutory limitations as to its usage in the event of significant changes in ownership or change in principal operating activity of the entity.

Recently issued accounting standards

The following recent US GAAP accounting pronouncements which are applicable to the group have been issued by the Financial Accounting Standards Board (FASB) and have been adopted by the group during 2007:

FASB Staff Position No. FAS 13-1, Accounting for Rental Costs Incurred During a Construction Period (FSP No. 13-1)

        In October 2005, the FASB issued FSP FAS 13-1 which addresses the accounting for rental costs associated with operating leases that are incurred during a construction period. The guidance requires rental costs associated with ground or building operating leases that are incurred during a construction period to be recognised as rental expense. The rental costs shall be included in income from continuing operations.

        The group adopted this staff position for the year ended 30 June 2007. The adoption of this staff position for the year ended 30 June 2007 did not have a material impact on our results of operations, financial position or liquidity.

FASB Staff Position No. FAS 115-1 and FAS 124-1, The meaning of other-than-temporary impairment and its application to certain investments (FSP FAS 115-1 and FAS 124-1)

        In November 2005, the FASB issued FSP FAS 115-1 and FAS 124-1 providing guidance for the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. The guidance also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealised losses that have not been recognised as other-than-temporary impairments.

        The group adopted this staff position for the year ended 30 June 2007. The adoption of this staff position for the year ended 30 June 2007 did not have a material impact on our results of operations, financial position or liquidity.

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

        The group adopted this staff position for the year ended 30 June 2007. The adoption of this staff position for the year ended 30 June 2007 did not have a material impact on our results of operations, financial position or liquidity.

FASB Staff Position AUG AIR-1, Accounting for planned major maintenance activities (FSP AUG AIR-1)

        In April 2006, the FASB issued FSP AUG AIR-1 to provide guidance on the accounting for planned major maintenance activities. The principal source of guidance on the accounting for planned major maintenance activities is the Airline Guide. The Airline Guide permits four alternative methods of accounting for planned major maintenance activities: direct expense, built-in overhaul, deferral, and accrual (accrue-in-advance).

        This FASB Staff Position prohibits the use of the accrue-in-advance method of accounting for planned major maintenance activities in annual and interim financial reporting periods.

        The group adopted this staff position (the built-in overhaul method) for the year ended 30 June 2007. The adoption of this staff position for the year ended 30 June 2007 did not have a material impact on our results of operations, financial position or liquidity.

Statement of Financial Accounting Standards No. 158, Employers' accounting for defined benefit and other postretirement plans, an amendment to FASB Statements No. 87, 88, 106 and 132(R)

        In September 2006, the FASB issued SFAS No.158 which improves financial reporting by requiring an employer to recognise the over-funded or under-funded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognise changes in that funded status in the year in which the changes occur through other comprehensive income (recognition provision). This statement also improves financial reporting by requiring an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions (measurement provision).

        The group adopted the recognition provisions of SFAS No.158 as of 30 June 2007. Refer to the post-retirement benefit obligations disclosures included in Note 67 for the impact of adopting SFAS No. 158. The requirement to measure plan assets and benefit obligations as of the date of the employer's fiscal year-end is effective for years ending after 15 December 2008.

Staff Accounting Bulletin No. 108, Considering the effects of prior year misstatements when quantifying misstatements in current year financial statements (SAB 108)

        The SEC staff published SAB No. 108 on 13 September 2006 which sets forth the Securities and Exchange Commission (SEC) staff's views on how the effects of the carryover or reversal of uncorrected prior year misstatements (including prior year unadjusted audit differences) should be considered in quantifying current year misstatements. In addition, SAB No. 108 provides guidance on the correction of misstatement, including correcting prior year financial statements for immaterial errors. The group adopted SAB 108 for the year ended 30 June 2007. The adoption of SAB 108 had a positive impact of R205 million on our results of operations, financial position or liquidity (see reconciling items note (m)).

The following recent US GAAP accounting pronouncements which are applicable to the group but not yet effective have been issued by the FASB and have not been adopted by the group:

FASB Interpretation No. 48, Accounting for uncertainty in income taxes—an interpretation of FASB Statement No. 109

        In July 2006, the FASB issued FIN No. 48 which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The evaluation of a tax position in accordance with this interpretation firstly requires the determination whether it is more likely than not that a tax position will be sustained upon examination, based on the technical merits of the position and secondly the position is measured to determine the amount of benefit to be recognised in the financial statements. The Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN No. 48 is effective in fiscal years beginning after 15 December 2006. The provisions of FIN No. 48 are to be applied to all tax positions upon initial adoption, with the cumulative effect adjustment reported as an adjustment to the opening balance of retained earnings.

        The group is in the process of evaluating the impact of this pronouncement; however, it is not expected to have a material impact on our results of operations, financial position or liquidity.

Statement of Financial Accounting Standards No. 157, Fair Value Measurements (SFAS 157)

        In September 2006, the FASB issued SFAS 157 which establishes a framework for measuring fair value under US GAAP and expands disclosures about fair value measurements. SFAS 157 applies under all other accounting pronouncements that require or permit fair value measurements. The standard does not change the circumstances under which fair value is recorded, but provides increased consistency and comparability of fair value measurements within an organisation and between organisations. SFAS No. 157 introduces the concept that fair value should generally be considered as the exit price for an asset or liability rather than the entry price. Additionally, the standard requires analysis of the markets available for purchase of assets or transfers of liabilities. The provisions of SFAS No. 157 are applied prospectively, except in limited circumstances and are applicable for fiscal years beginning after 15 November 2007.

        The group is in the process of evaluating the impact of this pronouncement; however, it is not expected to have a material impact on our results of operations, financial position or liquidity.

Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities Including an Amendment of FASB Statement No. 115 (SFAS 159)

        In February 2007, the FASB issued SFAS No.159 providing entities the option to choose to measure many financial instruments and certain other items at fair value. By electing the measurement attribute for most financial instruments (i.e., either historical cost or fair value) entities will be able to mitigate potential "mismatches" that arise under the current mixed measurement attribute model. For example, potential "mismatches" may arise because certain financial assets are required to be measured at fair value but the related financial liabilities are required to be measured at amortised historical cost. Once made, this election is irrevocable. Entities will be able to offset changes in the fair values of a derivative instrument and the related hedged item by selecting the fair value option (FVO) for the hedged item. The provisions of SFAS No.159 are effective for the first fiscal year that begins after 15 November 2007.

        The group is in the process of evaluating the impact of this pronouncement; however, it is not expected to have a material impact on our results of operations, financial position or liquidity.

EITF Issue No. 06-1, Accounting for Consideration Given by a Service Provider to a Manufacturer or Reseller of Equipment Necessary for an End-Customer to Receive Service from the Service Provider

        In September 2006, the FASB ratified the consensus reached by the Emerging Issues Task Force that if the consideration given by a service provider to a manufacturer or reseller (that is not a customer of the service provider) can be linked contractually to the benefit received by the service provider's customer, a service provider should use the guidance in EITF No. 01-9 to characterise the consideration. The provisions of EITF 06-1 are effective for the first fiscal year that begins after 15 June 2007.

        The group is in the process of evaluating the impact of this pronouncement; however, it is not expected to have a material impact on our results of operations, financial position or liquidity.

EITF Issue No. 06-9, Reporting a Change in (or the Elimination of) a Previously Existing Difference between the Fiscal Year-End of a Parent Company and That of a Consolidated Entity or between the Reporting Period of an Investor and That of an Equity Method Investee

        In November 2006, the FASB ratified the consensus reached by the Emerging Issues Task Force on issue 06-9. The task force addressed the question of how a parent or investor should treat the change in a previously existing difference in the fiscal year-end of the parent and a consolidated entity or between the reporting period of an investor and that of an equity method investee. Such a change should be reported as a change in accounting principle and accounted for in accordance with SFAS No.154 (retrospective application unless impracticable). The consensuses reached in EITF Issue

No. 06-9 are effective for changes occurring in interim and annual reporting periods beginning after 29 November 2006.

        The group is in the process of evaluating the impact of this pronouncement; however, it is not expected to have a material impact on our results of operations, financial position or liquidity.

US GAAP summarised consolidated balance sheet

        The US GAAP summarised condensed consolidated balance sheets as at 30 June 2007 and 2006 presented below reflect the differences between US GAAP and IFRS disclosed above:

	2007	2006

	Rm	Rm
Assets
Current assets
Cash	5,544	2,808
Restricted cash	351	271
Trade receivables, other receivables and prepaid expenses	16,123	11,260
Inventories	13,493	7,678
Investments held for trading purposes	70	72
Deferred tax assets	456	267
Assets held for sale	139	11,679

Total current assets	36,176	34,035
Non-current assets
Property, plant and equipment	57,846	47,954
Goodwill and intangible assets	731	881
Investments in equity accounted investees	10,353	8,207
Investments in securities	470	392
Post-retirement benefit assets	1,996	485
Deferred tax assets	1,100	869
Long-term receivables	1,128	773
Long-term financial assets	270	234
Long-term prepaid expenses	64	58

Total non-current assets	73,958	59,853

Total assets	110,134	93,888

Liabilities and shareholders' equity
Current liabilities
Liabilities in disposal group held for sale	31	5,364
Trade payables	8,617	4,685
Accrued expenses and other obligations	6,545	5,391
Short-term debt	4,742	2,177
Income tax payable	1,399	1,844
Deferred tax liabilities	405	270
Bank overdraft	545	442

Total current liabilities	22,284	20,173
Non-current liabilities
Long-term debt, net of current portion	8,894	10,640
Long-term obligations net of current portion	3,204	2,556
Post-retirement benefit obligations	3,686	2,862
Pension liability	1,752	863
Deferred tax liabilities	8,046	5,829

Total non-current liabilities	25,582	22,750

Total liabilities	47,866	42,923

Minority interests in consolidated liabilities	1,504	297
Shareholder's equity
Stated share capital	4,594	4,414
Treasury shares	(3,669)	(3,647)
Retained earnings	60,269	51,192
Accumulated other comprehensive loss	(430)	(1,291)

Total shareholders' equity	60,764	50,668

Total liabilities and shareholder's equity	110,134	93,888

US GAAP summarised consolidated income statement

        The US GAAP summarised condensed consolidated income statements for the years ended 30 June 2007, 2006 and 2005 presented below reflect the differences between US GAAP and IFRS disclosed above:

	2007	2006	2005

	Rm	Rm	Rm

Turnover	95,831	80,466	67,427
Cost of sales and services rendered	(58,615)	(46,812)	(40,659)

Gross profit	37,216	33,654	26,768
Other operating income	634	522	408
Selling and distribution expenditure	(5,517)	(5,021)	(4,913)
Administrative expenses	(5,934)	(4,126)	(3,868)
Other operating expenses	(1,676)	(7,301)	(3,676)
Net foreign exchange (losses)/gains	(588)	183	146

Operating profit	24,135	17,911	14,865
Dividends and interest received	775	293	139
Finance costs	91	(310)	(332)

Income before tax, earnings of equity accounted investees and minorities	25,001	17,894	14,672
Income tax	(7,862)	(6,450)	(5,157)

Income before earnings of equity accounted investees and minorities	17,139	11,444	9,515
Income of equity accounted investees	138	12	307
Minorities	(512)	(157)	(103)

Earnings attributable to shareholders	16,765	11,299	9,719

Sasol Limited and its subsidiaries

Notes to the Consolidated Financial Statements

SUPPLEMENTAL OIL AND GAS INFORMATION (Unaudited)

        In accordance with SFAS No. 69, "Disclosures about Oil and Gas Producing Activities", and regulations of the US Securities and Exchange Commission, this section provides supplemental information about oil and gas exploration and production operations. Tables 1 through to 3 provide historical information pertaining to costs incurred for property acquisitions, exploration and development; capitalised costs and results of operations. Tables 4 through to 6 present information on the estimated net proved reserve quantities; standardised measure of estimated discounted future net cash flows related to proved reserves and changes therein.

TABLE 1—COSTS INCURRED IN OIL AND GAS PROPERTY ACQUISITION, EXPLORATION, AND DEVELOPMENT ACTIVITIES

	Mozambique	Other areas	Total
	(Rand in millions)
Year ended 30 June 2005
Acquisition of unproved properties	—	86.8	86.8
Exploration	19.2	70.3	89.5
Development	58.9	57.0	115.9

Total costs incurred	78.1	214.1	292.2

Year ended 30 June 2006
Acquisition of unproved properties	6.4	3.2	9.6
Exploration	83.0	41.5	124.5
Development	97.0	93.9	190.9

Total costs incurred	186.4	138.6	325.0

Year ended 30 June 2007
Acquisition of unproved properties	—	136.9	136.9
Exploration	646.3	79.2	725.5
Development	343.8	190.1	533.9

Total costs incurred	990.1	406.2	1,396.3

TABLE 2—CAPITALISED COSTS RELATING TO OIL AND GAS PRODUCING ACTIVITIES

	Mozambique	Other areas	Total
	(Rand in millions)
Year ended 30 June 2005
Proved properties	2,508.2	311.8	2,820.0
Producing wells and equipment	2,333.8	253.6	2,587.4
Non-producing wells and equipment	174.4	58.2	232.6
Unproved properties
Uncompleted and non-producing wells and equipment	—	87.6	87.6

Capitalised costs	2,508.2	399.4	2,907.6
Accumulated depreciation	(178.9)	(107.2)	(286.1)

Net book value	2,329.3	292.2	2,621.5

Year ended 30 June 2006
Proved properties	2,101.3	443.2	2,544.5
Producing wells and equipment	1,889.4	335.7	2,225.1
Non-producing wells and equipment	211.9	107.5	319.4
Unproved properties
Uncompleted and non-producing wells and equipment	6.4	99.6	106.0

Capitalised costs	2,107.7	542.8	2,650.5
Accumulated depreciation	(308.1)	(177.7)	(485.8)

Net book value	1,799.6	365.1	2,164.7

Year ended 30 June 2007
Proved properties	2,429.8	624.3	3,054.1
Producing wells and equipment	1,893.4	602.6	2,496.0
Non-producing wells and equipment	536.4	21.7	558.1
Unproved properties
Uncompleted and non-producing wells and equipment	201.2	244.9	446.1

Capitalised costs	2,631.0	869.2	3,500.2
Accumulated depreciation	(464.1)	(253.8)	(717.9)

Net book value	2,166.9	615.4	2,782.3

TABLE 3—RESULTS OF OPERATIONS FOR OIL AND GAS PRODUCING ACTIVITIES

	Mozambique	Other areas	Total
	(Rand in millions)
Year ended 30 June 2005
Sales to unaffiliated parties	3.1	392.5	395.6
Transfers to affiliated parties	445.1	—	445.1

Total revenues	448.2	392.5	840.7
Production costs	(126.3)	(76.0)	(202.3)
Exploration expenses	(42.4)	(78.1)	(120.5)
Depreciation	(142.2)	(48.3)	(190.5)

Operating profit	137.3	190.1	327.4
Tax	(48.2)	(108.6)	(156.8)

Results of operations	89.1	81.5	170.6

Year ended 30 June 2006
Sales to unaffiliated parties	98.5	550.0	648.5
Transfers to affiliated parties	588.0	—	588.0

Total revenues	686.5	550.0	1,236.5
Production costs	(82.2)	(89.4)	(171.6)
Foreign currency translation gains	40.8	—	40.8
Exploration expenses	(83.0)	(40.3)	(123.3)
Depreciation	(171.4)	(55.9)	(227.3)

Operating profit	390.7	364.4	755.1
Tax	(81.5)	(158.4)	(239.9)

Results of operations	309.2	206.0	515.2

Year ended 30 June 2007
Sales to unaffiliated parties	181.1	595.9	777.0
Transfers to affiliated parties	623.4	—	623.4

Total revenues	804.5	595.9	1,400.4
Production costs	(112.8)	(103.7)	(216.5)
Foreign currency translation gains	(28.7)	(0.8)	(29.5)
Exploration expenses	(460.4)	(65.7)	(526.1)
Depreciation	(156.1)	(81.1)	(237.2)

Operating profit	46.5	344.6	391.1
Tax	(94.9)	(180.8)	(275.7)

Results of operations	(48.4)	163.8	115.4

TABLE 4—PROVED RESERVE QUANTITY INFORMATION

	Crude Oil and Condensate			Natural Gas
	Mozambique	Other areas	Total	Mozambique	Other areas	Total
	Millions of barrels			Billions of cubic feet
Proved developed and undeveloped reserves
Balance at 30 June 2004	—	7.7	7.7	1,438.0	—	1,438.0
Revisions	7.5	2.7	10.2	(24.9)	—	(24.9)
Extensions and discoveries	—	1.0	1.0	—	—	—
Production	(0.2)	(1.6)	(1.8)	(45.2)	—	(45.2)

Balance at 30 June 2005	7.3	9.8	17.1	1,367.9	—	1,367.9
Revisions	0.3	0.2	0.5	(6.7)	—	(6.7)
Extensions and discoveries	0.1	—	0.1	—	—	—
Production	(0.4)	(1.4)	(1.8)	(55.1)	—	(55.1)

Balance at 30 June 2006	7.3	8.6	15.9	1,306.1	—	1,306.1
Revisions	(1.0)	1.3	0.3	28.7	—	28.7
Production	(0.7)	(1.4)	(2.1)	(58.2)	—	(58.2)

Balance at 30 June 2007	5.6	8.5	14.1	1,276.6	—	1,276.6

Proved developed reserves
At 30 June 2005	3.1	4.7	7.8	385.7	—	385.7

At 30 June 2006	3.1	3.0	6.1	373.5	—	373.5

At 30 June 2007	2.7	6.2	8.9	371.6	—	371.6

        The table above records estimates of the reserve quantities held by Sasol, through its various operating entities under Sasol Petroleum International (Pty) Limited.

        The company currently has reserves in two fields:

        In Gabon, the company holds a 27.75% non-operated interest in the offshore Etame field. An internally determined assessment of oil reserves was conducted during June 2007. As the license held over this property is a Production Sharing Contract, reserves reported represent the net economic interest volumes attributable to the company, after deduction for royalties, grossed up for income taxes.

        In Mozambique, the company holds a 70% operated interest in the Pande and Temane gas fields. An internally determined assessment of gas reserves was conducted during June 2007. In respect of Mozambican gas the standard pressure base used is 14.70 Psia and the standard temperature is 59°F in accordance with the specifications set by the Government of Mozambique. Reserves reported represent the net economic interest volumes attributable to the company, after deduction of production tax. Additionally, the Proved Developed and Undeveloped volumes booked are restricted to the take-or-pay quantities defined in the gas sales agreement for the 25-year term. A phased approach to field development has been followed and only the Temane field has currently been developed. Development of the Pande field is under way and production will commence in 2008.

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

TABLE 5—STANDARDISED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS

	Mozambique	Other areas	Total
	(Rand in millions)
Year ended 30 June 2005
Future cash inflows	15,133.0	3,416.0	18,549.0
Future production costs	(3,255.2)	(955.5)	(4,210.7)
Future development costs	(1,157.1)	(107.0)	(1,264.1)
Future income taxes	(2,878.8)	(942.6)	(3,821.4)

Undiscounted future net cash flows	7,841.9	1,410.9	9,252.8
10% annual discount for timing of estimated cash flows	(4,794.6)	(448.9)	(5,243.5)

Standardised measure of discounted future net cash flows	3,047.3	962.0	4,009.3

Year ended 30 June 2006
Future cash inflows	15,767.5	4,215.2	19,982.7
Future production costs	(2,098.1)	(1,411.3)	(3,509.4)
Future development costs	(1,619.8)	(194.1)	(1,813.9)
Future income taxes	(3,181.6)	(1,066.9)	(4,248.5)

Undiscounted future net cash flows	8,868.0	1,542.9	10,410.9
10% annual discount for timing of estimated cash flows	(5,303.4)	(483.2)	(5,786.6)

Standardised measure of discounted future net cash flows	3,564.6	1,059.7	4,624.3

Year ended 30 June 2007
Future cash inflows	14,460.3	4,226.4	18,686.7
Future production costs	(2,378.2)	(1,167.9)	(3,546.1)
Future development costs	(1,237.6)	(104.8)	(1,342.4)
Future income taxes	(3,294.9)	(1,198.3)	(4,493.2)

Undiscounted future net cash flows	7,549.60	1,755.4	9,305.0
10% annual discount for timing of estimated cash flows	(4,580.1)	(614.1)	(5,194.2)

Standardised measure of discounted future net cash flows	2,969.5	1,141.3	4,110.8

        The standardised measure of discounted future cash flows, related to preceding proved oil and gas reserves, is calculated in accordance with the requirements of SFAS No. 69. Estimated future cash inflows from production are computed by applying year-end prices and year-end quantities of estimated net proved reserves. Future development and production costs are those estimated future expenditures necessary to develop and produce year-end estimated proved reserves based on year-end cost indices, assuming continuation of year-end economic conditions. Estimated future income taxes are calculated by applying appropriate year-end statutory tax rates.

        The information provided does not represent management's estimate of the companies expected future cash flows or value of proved oil and gas reserves. Estimates of proved reserve quantities shall change over time as new information becomes available. Moreover, probable and possible reserves, which may become proved in the future, are excluded from the calculations. The arbitrary valuation prescribed under SFAS No. 69 requires assumptions as to the timing of future development and production costs. The calculations are made as of each fiscal year-end and should not be relied upon as an indication of the companies' future cash flows or value of their oil and gas reserves.

TABLE 6—CHANGES IN THE STANDARDISED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS

	Mozambique	Other areas	Total
	(Rand in millions)
Present value at 1 July 2004	2,544.0	550.6	3,094.6
Net changes for the year	503.3	411.4	914.7
Sales and transfers of oil and gas produced net of production costs	(321.7)	(281.6)	(603.3)
Development costs incurred	58.9	57.0	115.9
Extensions, discoveries and improved recovery less related costs	—	154.4	154.4
Revisions of previous quantity estimates	773.6	277.9	1,051.5
Net changes in prices, net of production costs	440.8	541.1	981.9
Changes in estimated development costs	(203.7)	8.6	(195.1)
Accretion of discount	283.6	76.5	360.1
Net change in income tax	(539.2)	(420.2)	(959.4)
Others	11.0	(2.3)	8.7

Present value at 30 June 2005	3,047.3	962.0	4,009.3
Net changes for the year	517.3	97.7	615.0
Sales and transfers of oil and gas produced net of production costs	(600.3)	(464.8)	(1,065.1)
Development costs incurred	57.3	91.1	148.4
Revisions of previous quantity estimates and timing	108.2	(11.3)	96.9
Net changes in prices, net of production costs	1,404.5	464.4	1,868.9
Changes in estimated development costs	(323.8)	(82.8)	(406.6)
Change due to interest sold	(306.3)	—	(306.3)
Accretion of discount	387.9	159.6	547.5
Net change in income tax	(207.0)	(79.6)	(286.6)
Others	(3.2)	21.1	17.9

Present value at 30 June 2006	3,564.6	1,059.7	4,624.3
Net changes for the year	(595.1)	81.6	(513.5)
Sales and transfers of oil and gas produced net of production costs	(561.3)	(540.0)	(1,101.3)
Development costs incurred	255.9	149.5	405.4
Revisions of previous quantity estimates and timing	(186.5)	206.4	19.9
Net changes in prices, net of production costs	(277.2)	183.4	(93.8)
Changes in estimated development costs	(140.7)	(39.2)	(179.9)
Accretion of discount	458.7	177.3	636.0
Net change in income tax	(144.0)	(55.8)	(199.8)

Present value at 30 June 2007	2,969.5	1,141.3	4,110.8

ITEM 19.    EXHIBITS

1.1	Memorandum of association of Sasol Limited*
1.2	Articles of association of Sasol Limited*
4.1	Management Share Incentive Scheme*
8.1	List of subsidiaries
12.1	Certification of Lawrence Patrick Adrian Davies, chief executive of Sasol Limited pursuant of Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Kandimathie Christine Ramon chief financial officer of Sasol Limited pursuant of Section 302 of the Sarbanes-Oxley Act of 2002
13.1
Certification of Lawrence Patrick Adrian Davies, chief executive of Sasol Limited and Kandimathie Christine Ramon chief financial officer of Sasol Limited pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2
Certification of Lawrence Patrick Adrian Davies, chief executive of Sasol Limited and Kandimathie Christine Ramon chief financial officer of Sasol Limited pursuant to Rule 13a-15(f) under the Securities Exchange Act of 1934, as adopted pursuant to Section 404 of the Sarbanes-Oxley Act of 2002

*
Incorporated by reference to our registration statement on Form 20-F filed on 6 March 2003.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

SASOL LIMITED
	By:	/s/ KANDIMATHIE CHRISTINE RAMON Kandimathie Christine Ramon Chief Financial officer
Date: 21 November 2007

GLOSSARY OF TERMS

Acetic acid	The chemical compound acetic acid, systematically called ethanoic acid. Acetic acid is a carboxylic acid with chemical formula C2H4O2, also written as H3C-COOH to reflect its chemical structure. In pure form it has an ice crystal form, which is called.
Acetone
In chemistry, acetone is the simplest representative of the ketones. It is a colourless mobile flammable liquid. The most familiar household use of acetone is as the active ingredient in nail polish remover. Acetone is also used to make plastic, fibres, drugs, and other chemicals.
Acrylates
Acrylates are a family of polymers and are a type of vinyl polymer. Acrylates are produced from acrylate monomers. Acrylate monomers are esters which contain vinyl groups, that is, two carbon atoms double-bonded to each other, directly attached to the carbonyl carbon.
Acrylic acid	An unsaturated acid produced mainly by oxidation of propylene that polymerises readily and is used as a building block for acrylic polymers.
Aeromagnetic surveys
The determinations of the variability of the surface magnetism by trailing a detector behind an aircraft at a certain altitude above surface. These surveys are used to determine discrete magnetic bodies in the near surface strata such as dolerite dykes and sills.
Alcohol
Besides the potable form which is ethanol, the term refers to a broader class of chemicals. Alcohols are produced either from natural feedstocks such as sugar and coconut oil or synthetically from petroleum derivatives such as ethylene and propylene. Used as solvents, fuels and beverages, or as intermediate in production of range of products such as detergents, pharmaceuticals, plasticisers and fuels.
Alkanolamines	A chemical produced by adding ethylene oxide to ammonia.
Alkylamines	Derivative of ammonia in which one or more of the hydrogen atoms is replaced by a hydrocarbon group and not an alcohol group.
Alkylates
Is a product formed by reacting an olefin with an aromatic compound. In the case of linear alkylbenzene (LAB) this is the reaction of a C11 to C14 linear olefin with benzene. The LAB is then normally reacted with sulfonic acid to produce a surfactant called Linear Alkylbenzene Sulfonate (LAS).

Alpha olefin
An olefin with a double bond between the 1st and 2nd carbon atoms. An Alpha Olefin can be linear or branched. Sasol Olefins and Surfactants manufacture 1-Pentene, 1-Hexene, 1-Octene in Secunda, which are all Alpha Olefins.
Ammonia	A compound of nitrogen and hydrogen and used amongst others for the production of fertilisers, explosives and nitrogen-containing acids such as nitric acids.
Ammonium nitrate solutions	A solution in water of the ammonium nitrate salt used as a nitrogen source in fertilisers and as an oxidising medium in commercial explosives.
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
Butadiene	A chemical molecule consisting of 4 carbon atoms and hydrogen, containing two double-bonds in its structure. Used predominantly in the production of synthetic rubber.
Butane	An organic chemical gas used extensively as a propellant or carrier gas in spray aerosol cans (e.g. deodorants and other cosmetic applications).
Butene	One of the olefins. Used: (1) as gasoline component, (2) comonomer for polyethylene, (3) polymerised with itself or alkylated with aromatics to produce high-octane gasoline components.
Butyl and ethyl acrylate
Butyl acrylate and ethyl acrylate are acrylic acid esters. Acrylic acid and its esters are perhaps some of the most versatile monomers for improving performance characteristics to thousands of polymer formulations. Major markets for esters include coatings, textiles, adhesives, paper and plastics. Acrylic polymers are considered as nontoxic.

Butyl glycol ethers
Butyl glycol ether (BGE) is a high performing ethylene glycol ether solvent used in a wide range of applications. BGE can be used in both solvent and water based systems and is one of the best available coupling agents and active solvents for water based coatings on the market today.
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
Carbon dioxide	Gas produced by complete combustion of carbon-containing compounds. Uses include dry ice (in solid form) and for carbonation of beverages.
Catalyst	A material that accelerates or retards a chemical reaction without being chemically affected itself (although it may be physically changed or even destroyed).
Caustic soda	A strong industrial alkali sold as a 50% m/m solution, is used in the manufacture of pulp and paper, aluminium, base metals such as copper and nickel.
Ceramic	A hard and durable material with a crystalline structure and high resistance to chemical corrosion and heat, with a broad range of applications.
Chemical reaction	The formation of new chemical substances from one or more reactants through the breakage of existing bonds between atoms and the creation of new ones.
Chlorine	Is an inorganic liquid used as an intermediate in the production of inter alia polyvinyl chloride (PVC polymer) and in water purification plants.
Coal fine	The size fraction of coal, passing through a screen with an aperture of 6.3 mm.
Coal pile	Individual bands or laminations of different types of coal within an individual coal seam that can be correlated horizontally for a finite distance.

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
Cresol
A liquid obtained from coal tar and containing not more than 5 per cent phenol, ranging from colourless to yellow, brown, or pink. Its primary use is for sterilizing instruments, dishes, utensils, and other inanimate objects. Called also cresylic acid.

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
Derivatisation
This refers to the changing of the nature of a chemical by reaction with a second chemical. For example, when an alcohol such as ethanol is reacted with acetic acid, ethyl acetate is produced. Ethyl acetate is then a derivative of ethanol.
Devolatilisation	The effect that heating of the coal measures due to emplacement of dolerite dykes and sills, resulting in the coal losing some of the volatile matter content contained within the coal.
Directional drilling	The drilling of a continually steered drill hole from the surface into the selected coal seam, in a predetermined direction and at a predetermined elevation.
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
Ethanol	Produced chemically from ethylene. Used as a gasoline octane enhancer and oxygenate. Ethanol also can be used in higher concentration in alternative-fuel vehicles optimised for its use.
Ethoxylate	Surfactants that are produced by reacting long-chain alcohol molecules with ethylene oxide (ethylene molecules combined with an oxygen molecule). Commonly used in detergent formulations.

Ethyl acetate
A colourless liquid at room temperature and atmospheric pressure. Commonly known in the chemical industry as an "ester". Normally made from acetic acid and ethanol. Commonly used as a cleansing and extraction agent, in the paper and perfume industry and as a solvent (in ink and paint).
Ethylene
One of the fundamental building blocks of the chemical industry. A colourless gas usually produced by cracking crude oil derived fractions such as naphtha or natural gas fractions such as ethane at high temperature. Used as a building block in the production of polymers (polyethylene and polyvinyl chloride) and a whole range of other chemicals.
Fraction	A term commonly used in the petrochemical industry to describe a specific "range" (fraction) of hydrocarbons in a mixture, in terms of their chemical and physical properties.
Front-end engineering design	Conceptualising and beginning the design of a plant.
Gasification	The process where coal is reacted with oxygen, steam or carbon dioxide at temperatures of above 850 degrees Celsius to produce carbon monoxide and hydrogen.
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
Ketones
Ketones are a class of organic compound that contain one or more carbonyl groups bound to two aliphatic, aromatic, or alicyclic substituents, and are represented by the general formula. Ketones are an important class of industrial chemicals that have found widespread use as solvents and chemical intermediates. Acetone is the simplest and most important ketone and finds ubiquitous use as a solvent.
Krypton/xenon	Rare noble gases found in minute quantities in nature and used in the lighting and laser technologies as well as flat panel TV and computer screens.
Limestone
A sedimentary rock composed mostly of calcium (the shell remains of marine animals), carbon and oxygen. One of its industrial uses is as an agricultural fertiliser, especially when mixed with ammonium nitrate, which is rich in nitrogen.
Methane	The dominant component of natural gas, which is highly flammable. Used in the production of ammonia, methanol, as a source of heat and a feedstock for our GTL process.
Methylamine	Colourless gas with a strong ammonia smell derived from methanol and ammonia. It is used as an intermediate for dyes, pharmaceuticals, fungicides, tanning and solvents.
Methyl Ethyl Ketone (MEK)	A colourless liquid commonly used as a solvent (in adhesives, inks and paints) and a selective extractant.
Methyl Iso-butyl Ketone (MiBK)	A flammable colourless liquid. It is used largely as a solvent in surface coatings.
Monomer	A chemical capable of converting to long-chain polymers (plastics) or synthetic resins by combination with itself or other similar molecules or compounds.
Naphtha
A crude oil fraction used in the fuel market as a primary component for gasoline production. Also used as a feedstock for production of petrochemical products such as olefins and aromatics, which are the basic building blocks of other downstream chemical products.
n-Butanol
A straight chain hydrocarbon molecule containing 4 carbon atoms and a hydroxyl group at the end of the molecule. Also part of a family of molecules called "alcohols" (see Alcohols) or "oxygenates" (see Oxygenates). Used as a solvent for resins and coatings or as an intermediate for production of other chemicals.
Nitric acid	A colourless strong acidic, corrosive liquid produced by oxidising ammonia. It is primarily used for the production of fertilisers and some industrial explosives and chemicals.

Noble gas	Noble gas is the family of gases that are chemically very stable and form the Group 0 elements in the periodic table.
Octene	A comonomer (see Comonomer). A straight chain hydrocarbon molecule containing eight carbon atoms and one double bond between carbon atoms. Used as a co-monomer in the production of polymers.
Olefin
Hydrocarbon molecules of varying carbon chain length characterised by a double bond between atoms. They have a bonding propensity which allows formation of larger molecules. They are used as chemical intermediates for production of a variety of components such as plasticiser alcohols, polymers, polyethylene, fatty acids, detergent alcohol, lube oil additives and surfactants.
Oligomerise	The process of joining double bond hydrocarbon molecules (monomers) together to form short chained molecules consisting only of a few monomers.
Organic peroxides	Organic peroxides are a family of highly reactive agents used as catalysts.
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
Pentene	A double bonded hydrocarbon with five carbon atoms. 1-Pentene (the double bond between atoms is at the start or the end of the chain) is used as a co-monomer in polypropylene production.
Perchloroethylene	Colourless liquid, used for applications like dry-cleaning solvent, vapor- degreasing solvent, drying agent and heat-transfer medium.
Petroleum/Petrol	Gasoline.

Phenol	A ring shaped molecule most commonly produced from cumene. It can also be recovered from coal tar and petroleum streams. It is mainly used as a chemical intermediate for downstream chemicals.
Phosphate	Phosphorous and phosphoric acid derived chemical, with commercial markets in agricultural and industrial sectors, e.g. fertilisers, livestock supplements, paper and water treatment.
Phosphoric acid	The inorganic acid of phosphorus used in large quantities in the production of fertilisers, animal feeds, detergents and numerous other industrial applications.
Plasticisers	Chemical additives used as processing aids to facilitate the production of PVC, resins and polymers and influencing the physical properties of desired products.
Ply	The lateral continuity of a similar type of coal within a coal seam, as opposed to the vertical continuity of a particular type of coal.
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
Polymer	A collective term typically used in reference to polyethylene, polypropylene and other polymers.
Polymerie	To join molecules (monomers) of the same structure together so as to form larger molecules (polymers).
Polypropylene
A macromolecule consisting of a long chain of repeating propylene molecules. Commonly used for packaging film, molded parts for cars, appliances, house wares, fibres for carpets and upholstery, crates for soft drink bottles, toys.
Polystyrene	A polymer made from styrene, commonly used in applications like packaging, disposables, toys, construction and house wares.
Polythene	Generic name for polyethylene. See polyethylene.
Polyvinyl chloride
The plastic known as PVC commonly used for piping and other applications such as the production of gutters, toys, and garden hoses. PVC is produced by first reacting ethylene with chlorine and subsequently using a suitable catalyst to convert the intermediate product to a long-chain molecule.

Potassium
One of the elemental metals that is essential in plant growth, animal and human nutrition, occurring in all soils. Potassium is commonly used as a laboratory reagent, and as a component of fertilisers.
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
Sulphur
A pale yellow non-metallic element found as a component of crude oil, natural gas and coal. Sulphur is commonly used in making gunpowder, matches, sulphuric acid, the vulcanising of rubber, and the treatment of skin diseases.
Sulphuric acid	The inorganic acid of Sulphur used as a leaching agent in mineral processing in the mining sector as well as in the production of fertilisers and numerous other industrial applications.
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
Train	A sequence of processing units, each of them performing a different function to arrive at the final product.
Trimerisation	Trimerisation is the joining of three molecules into one molecule such as trimerisation of ethylene to form 1-hexene.
Units of measures	m	metre
	km	kilometre
	mm	millimetre
	km2	square kilometre
	m2	square metre
	m3	cubic metre
	kg	kilogram
	t	tons or tones
	kt	kilotons
	Mt	million tons
	tpa	tons per annum
	ktpa	kilotons per annum
	Mtpa	million tons per annum
	b	barrels
	bpd	barrels per day
	cf	cubic feet
	mg/m3	milligrams per meters cubed
	ppm	parts per million
	GJ	gigajoules
	MGJ/a	million gigajoules per annum
	bcf	billion cubic feet
Urea	A soluble, colourless, crystalline, nitrogen-containing compound derived from ammonia primarily used as a fertiliser.
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

        Locality plan of Sasol mines and plants in southern Africa

    LOCALITY PLAN 1

    LOCALITY PLAN 2

          LOCALITY PLAN 3

Sasol Petroleum International Areas of Focus in Africa

Nigeria
249
214
OPL
247
JDZ
Cameroon
Block L
Equatorial Guinea
Principe
Sao Tome
Atlantic Ocean
Gabon
Atlantic Ocean
Gabon
Etame Marin
Dussafu Marin
Congo
Sahara
Congo Basin
ATLANTIC OCEAN
INDIAN OCEAN
R.S.A
Block 3A/4A
Atlantic Ocean
BEIRA
PANDE / TEMANE
BLOCK 16/19
SOUTH AFRICA
MOZAMBIQUE
MAPUTO
SWAZI -LAND
INDIAN OCEAN

QuickLinks

TABLE OF CONTENTS
PRESENTATION OF INFORMATION
FORWARD-LOOKING STATEMENTS
ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES
PART I
  ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
  ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
  ITEM 3. KEY INFORMATION
  ITEM 4. INFORMATION ON THE COMPANY
  ITEM 4A. UNRESOLVED STAFF COMMENTS
  ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
  ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
  ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
  ITEM 8. FINANCIAL INFORMATION
  ITEM 9. THE OFFER AND LISTING
  ITEM 10. ADDITIONAL INFORMATION
  ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Forward exchange contracts
Cross currency swaps
  ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
PART II
  ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
  ITEM 15. CONTROLS AND PROCEDURES
  ITEM 16.
  Item 16A. Audit committee financial expert
  Item 16C. Principal accountant fees and services
  Item 16D. Exemptions from the listing standard for audit committees
  Item 16E. Purchases of equity securities by the issuer and affiliated purchases
PART III
  ITEM 17. FINANCIAL STATEMENTS
  ITEM 18: FINANCIAL STATEMENTS
Report of Independent Registered Public Accounting Firm
Sasol Limited and its subsidiaries Consolidated Balance Sheets at 30 June
Sasol Limited and its subsidiaries Consolidated Income Statements for the years ended 30 June
Sasol Limited and its subsidiaries Consolidated Cashflow Statements for the years ended 30 June
Sasol Limited and its subsidiaries Notes to the Consolidated Financial Statements
Sasol Limited and its subsidiaries Notes to the Consolidated Financial Statements
TABLE 1—COSTS INCURRED IN OIL AND GAS PROPERTY ACQUISITION, EXPLORATION, AND DEVELOPMENT ACTIVITIES
TABLE 2—CAPITALISED COSTS RELATING TO OIL AND GAS PRODUCING ACTIVITIES
TABLE 3—RESULTS OF OPERATIONS FOR OIL AND GAS PRODUCING ACTIVITIES
TABLE 4—PROVED RESERVE QUANTITY INFORMATION
TABLE 5—STANDARDISED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS
TABLE 6—CHANGES IN THE STANDARDISED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS
  ITEM 19. EXHIBITS
SIGNATURES
GLOSSARY OF TERMS