Form 20-F
period 2008-06-30
SASOL LTD
filed 2008-10-07
CIK 314590

QuickLinks -- Click here to rapidly navigate through this document

As filed with the Securities and Exchange Commission on 7 October 2008

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934—for the year ended 30 June 2008
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

595,462,731 ordinary shares of no par value

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

Large accelerated filer ☒    Accelerated filer ☐    Non-accelerated filer ☐

          Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐    International Financial Reporting Standards as issued by the International Accounting Standards Board ☒    Other ☐

          Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐    Item 18 ☒

          If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

ITEM 10.	ADDITIONAL INFORMATION		218
	10.A	Share capital	218
	10.B	Memorandum and articles of association	218
	10.C	Material contracts	224
	10.D	Exchange controls	224
	10.E	Taxation	226
	10.F	Dividends and paying agents	231
	10.G	Statement by experts	231
	10.H	Documents on display	231
	10.I	Subsidiary information	231
ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK		232
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES		233
PART II			234
ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES		234
ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS		235
ITEM 15.	CONTROLS AND PROCEDURES		236
ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT		237
ITEM 16B.	CODE OF ETHICS		238
ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES		239
ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES		240
ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS		240
PART III			242
ITEM 17.	FINANCIAL STATEMENTS		242
ITEM 18.	FINANCIAL STATEMENTS		243
ITEM 19.	EXHIBITS		H-1
GLOSSARY OF TERMS			H-3
LOCATION MAPS			M-1

 PRESENTATION OF INFORMATION

        We are incorporated in the Republic of South Africa as a public company under South African Company law. Our consolidated financial statements included in our corporate filings in South Africa were prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board for the financial years ended 30 June 2004, 2005, 2006, 2007 and 2008.

        For purposes of this annual report on Form 20-F, we have prepared our consolidated financial statements in accordance with IFRS. Our consolidated financial statements for each of the financial years ended 30 June 2004, 2005, 2006, 2007 and 2008 have been audited.

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

    •
    "RMB" means Renminbi , the currency of China; and

    •
    "AUD" means Australian dollar, the currency of Australia.

        We present our financial information in rand, which is our reporting currency. Solely for your convenience, this Form 20-F contains translations of certain rand amounts into US dollars at specified rates. These rand amounts do not represent actual US dollar amounts, nor could they necessarily have been converted into US dollars at the rates indicated. Unless otherwise indicated, rand amounts have been translated into US dollars at the rate of R8.32 per US dollar, which was the noon buying rate for customs purposes of the rand as reported by the Federal Reserve Bank of New York on 30 September 2008.

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

        All references in this Form 20-F to "South Africa" and "the government" are to the Republic of South Africa and its government. All references to the "JSE" are to the JSE Limited, the securities exchange of our primary listing. All references to "SARB" refer to the South African Reserve Bank, all references to "PPI" and "CPI" refer to the Producer Price Index and Consumer Price Index, respectively, which are a measure of inflation in South Africa. All references to "GTL" and "CTL" refer to our gas-to-liquids and coal-to-liquids processes, respectively.

        Certain industry terms used in this Form 20-F are defined in the Glossary of Terms.

        Unless otherwise stated, presentation of financial information in this annual report on Form 20-F will be in terms of IFRS. Our discussion of business segment results follows the basis used by the Group Executive Committee (GEC) (the company's chief operating decision maker) for segmental financial decisions, resource allocation and performance assessment, it forms the accounting basis for segmental reporting that is disclosed to the investing and reporting public.

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

  •
  statements regarding our existing or anticipated investments (including the gas-to-liquid (GTL) projects in Qatar and Nigeria, the Arya Sasol Polymer Project, the potential development of coal-to-liquid (CTL) projects in China, India and South Africa, and other investments), acquisitions of new businesses or the disposition of existing businesses;

  •
  statements regarding our estimated oil, gas and coal reserves;

  •
  statements regarding the probable future outcome of the litigation and the future development in legal and regulatory matters, including initiatives such as Sasol Inzalo for the economic empowerment of historically disadvantaged South Africans;

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

  •
  the ability to gain access to sufficient competitively priced gas and coal reserves and other commodities such as ethylene in Iran;

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

        The financial data set forth below for the years ended as at 30 June 2008 and 2007 and for each of the years in the three-year period ended 30 June 2008 have been derived from our audited consolidated financial statements included in Item 18 of this annual report on Form 20-F.

        Financial data at 30 June 2006, 2005 and 2004 have been derived from the group's previously published audited consolidated financial statements not included in this document.

        The financial data at 30 June 2008 and 2007 and for each of the years in the three-year period ended 30 June 2008 should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements.

        The audited consolidated financial statements from which the selected consolidated financial data set forth below have been derived were prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board.

	Year ended
	30 June 2004	30 June 2005	30 June 2006	30 June 2007	30 June 2008	30 June(1) 2008
	(Rand in millions)					(US$ in millions)
	(except per share information and weighted average shares in issue)
Income Statement data:
Turnover	60,151	69,239	82,395	98,127	129,943	15,618
Operating profit	9,168	14,386	17,212	25,621	33,816	4,064
Profit attributable to owners of Sasol Limited	5,795	9,449	10,406	17,030	22,417	2,694
Statement of Financial Position data:
Total assets	73,346	88,178	103,158	119,065	140,112	16,840
Total equity	35,400	44,006	52,984	63,269	78,995	9,495
Share capital	2,892	3,203	3,634	3,628	20,176	2,425
Per share information (Rand and US$):
Basic earnings per share	9.50	15.39	16.78	27.35	37.30	4.48
Diluted earnings per share	9.40	15.22	16.51	27.02	36.78	4.42
Dividends per share(2)	4.50	5.40	7.10	9.00	13.00	1.56
Weighted average shares in issue (in millions):
Average shares outstanding—basic	610.0	613.8	620.0	622.6	601.0	601.0
Average shares outstanding—diluted	616.2	620.9	630.2	630.3	609.5	609.5

(1)
Translations into US dollars in this table are for convenience only and are computed at the noon buying rate of the Federal Reserve Bank of New York on 30 September 2008 of R8.32 per US dollar. You should not view such translations as a representation that such amounts represent actual US dollar amounts.

(2)
Includes the final dividend which was declared subsequent to the reporting date and is presented for information purposes only. No provision for this final dividend has been recognised.

Exchange rate information

        The following table sets forth certain information as published by the Federal Reserve Bank of New York with respect to the noon buying rate of US dollars in terms of rand for the years shown:

Rand per US dollar for the year ended 30 June or the respective month	Average(1)	High	Low
2004	6.88	7.80	6.17
2005	6.21	6.92	5.62
2006	6.41	7.43	5.99
2007	7.20	7.88	6.74
2008	7.30	8.25	6.43
2009(2)	7.79	8.39	7.18
April 2008	7.78	8.17	7.53
May 2008	7.62	7.79	7.46
June 2008	7.94	8.18	7.60
July 2008	7.63	7.96	7.29
August 2008	7.67	8.01	7.18
September 2008(2)	8.06	8.39	7.74

(1)
The average exchange rates for each full year are calculated using the average exchange rate on the last day of each month during the period. The average exchange rate for each month is calculated using the average of the daily exchange rates during the period.

(2)
Through 30 September 2008.

3.B    Capitalisation and indebtedness

        Not applicable.

3.C    Reasons for the offer and use of proceeds

        Not applicable.

3.D    Risk factors

Fluctuations in exchange rates may adversely affect our business, operating results, cash flows and financial condition

        The rand is the principal functional currency of our operations. However, a large part of our group's turnover is denominated in US dollars and some part in euro, derived either from exports from South Africa or from our manufacturing and distribution operations outside South Africa. Approximately 90% of our turnover is linked to the US dollar as petroleum prices in general and the price of most petroleum and chemical products are based on global commodity and benchmark prices which are quoted in US dollars. A significant part of our capital expenditure is also US dollar-denominated, as it is directed to investments outside South Africa or constitutes materials, engineering and construction costs imported into South Africa. The majority of our costs are either rand based for South African operations or euro based for European operations. Accordingly, fluctuations in the exchange rates between the rand and US dollar and/or euro may have a material effect on our business, operating results, cash flows and financial condition.

        During 2008, the rand/US dollar exchange rate averaged R7.30 and fluctuated between the high of R8.25 and the low of R6.43. This compares to an average exchange rate of R7.20 during 2007 which fluctuated between the high of R7.88 and the low of R6.74. The rand exchange rate is impacted by various international and South African economic and political factors. Subsequent to 30 June 2008, the rand has on average weakened against the US dollar and the euro.

        Although the exchange rate of the rand is primarily market-determined, its value at any time may not be an accurate reflection of its underlying value, due to the potential effect of, among other factors, exchange controls. For more information regarding exchange controls in South Africa see "Item 10.D—Exchange controls".

        We use derivative instruments to protect us against adverse movements in exchange rates on certain transactional risks in accordance with our group hedging policies see "Item 11.—Quantitative and qualitative disclosures about market risk".

Fluctuations in refining margins and crude oil, natural gas and petroleum product prices may adversely affect our business, operating results, cash flows and financial condition

        Market prices for crude oil, natural gas and petroleum products may fluctuate as they are subject to local and international supply and demand fundamentals and factors over which we have no control. Worldwide supply conditions and the price levels of crude oil may be significantly influenced by international cartels, which control the production of a significant proportion of the worldwide supply of crude oil, and by political developments, especially in the Middle East, South America and Nigeria. Other factors which may influence the aggregate demand and hence affect the markets and prices for petroleum products in regions which influence South African fuel prices through the Basic Fuel Price (BFP) price formula (used for the calculation of the refinery gate price of petroleum products in South Africa) and/or where we market these products, may include changes in economic conditions, the price and availability of substitute fuels, changes in product inventory, product specifications and other factors. In recent years, prices for petroleum products have fluctuated widely.

        During 2008, the dated brent crude oil price averaged US$95.51/b and fluctuated between the high of US$139.98/b and the low of US$67.73/b. This compares to an average dated brent crude oil price of US$63.95/b during 2007 which fluctuated between the high of US$78.26/b and the low of US$49.95/b.

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

        We use derivative instruments to protect us against day-to-day US dollar oil price and rand to US dollar exchange rate fluctuations affecting the acquisition cost of our crude oil needs. Effective 1 August 2008, we hedged a portion of our synthetic fuel production against falling oil prices in respect of 2009. See "Item 11.—Quantitative and qualitative disclosures about market risk".

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

Cyclicality in petrochemical product prices may adversely affect our business, operating results, cash flows and financial condition

        The demand for chemicals and especially products such as solvents, olefins, surfactants, fertilisers and polymers is cyclical. Typically, higher demand during peaks in the industry business cycles leads producers to increase their production capacity. Although peaks in the business cycle have been characterised by increased selling prices and higher operating margins, in the past such peaks have led to overcapacity and supply exceeding demand growth. Low periods during the industry business cycle are characterised by a decrease in selling prices and excess capacity, which can depress operating margins and may result in operating losses. We believe that some areas within the chemicals industry currently show overcapacity with the possibility of further capacity additions in the next few years. We cannot assure you that future growth in demand will be sufficient to absorb current overcapacity or future capacity additions without downward pressure on prices of chemical products. Such pressure may have a material adverse effect on our business, operating results, cash flows and financial condition.

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

Our GTL and CTL projects may not prove sufficiently viable or as profitable as planned

        We have constructed a gas-to-liquids (GTL) plant in Qatar and are constructing a GTL plant in Nigeria. In 2008, Sasol entered into negotiations to reduce its interest in the Escravos GTL (EGTL) project in Nigeria from 37.5% to 10%, while still providing full technical and manpower support to the project. Agreement in principle has been reached and it is envisaged that the definitive agreements will be finalised by 31 October 2008, subject to relevant regulatory approvals. As a result, our interest in the project has been classified as a disposal group held for sale at 30 June 2008. Once the sale has been concluded, the 10% interest retained by Sasol will be classified appropriately upon conclusion of the agreements.

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

There are country-specific risks relating to the countries in which we operate that could adversely affect our business, operating results, cash flows and financial condition

        Several of our subsidiaries, joint ventures and associates operate in countries and regions that are subject to significantly differing political, social, economic and market conditions. See "Item 4B—Business Overview" for a description of the extent of our operations in the main countries and regions. Although we are a South African domiciled company and the majority of our operations are located in South Africa, we also have significant chemical businesses in Europe, the USA, the Middle East and South East Asia and an equity interest in a GTL facility in Qatar and a GTL project in Nigeria.

        Particular aspects of country-specific risks that may have a material adverse impact on our business, operating results, cash flows and financial condition include:

(a)   Political, social and economic issues

        We have invested or are in the process of investing in significant operations in African, European, North American, Southeast Asian and Middle Eastern countries that have in the past, to a greater or lesser extent, experienced political, social and economic uncertainty. Government policies, laws and regulations in countries in which we operate or plan to operate may change in the future. There is also a risk that our plants that are constructed in the current buoyant market, will have to operate in a possible future market where product prices have declined. The impact of such changes on our ability to deliver on planned projects cannot be ascertained with any degree of certainty and such changes may therefore have an adverse effect on our operations and financial results.

(b)   Fluctuations in inflation and interest rates

        Over recent years, the South African economy had relatively low and stable levels of inflation and interest rates. We are currently experiencing higher than targeted inflation. Interest rates have been increasing as a result but are in line with the South African government's policy to curb inflation. High interest rates or inflation could adversely impact on our ability to contain costs and to ensure cost-effective debt financing in South Africa.

(c)   Transportation, water and electricity and other infrastructure

        The infrastructure in some countries in which we operate, such as rail infrastructure, electricity and water supply may need to be further upgraded and expanded and in certain instances possibly at our own cost. These are particularly relevant in South Africa where the economic growth has exceeded expectations and overburdened existing infrastructure. There has been an increase in the number of electricity supply interruptions in South Africa. Although a number of short-and long-term mitigation plans have put in place by the electricity provider, we could still experience electricity supply interruptions which could have a material adverse effect on our business, operating results, cash flows, financial condition and future growth.

(d)   Disruptive Industrial Action

        The majority of our employees worldwide belong to trade unions. These employees comprise mainly general workers, artisans and technical operators. Although we have had minor labour disruptions in South Africa during 2008, we have not experienced significant labour disruptions in recent years. We have constructive relations with our employees and their unions, but we cannot assure you that significant labour disruptions will not occur in the future.

(e)   Exchange control regulations

        South African law provides for exchange control regulations which restrict the export of capital from the Common Monetary Area, which includes South Africa, subject to South African Reserve Bank dispensation.

        These regulations apply to transactions involving South African residents, including both natural persons and legal entities. These regulations also affect our ability to borrow funds from non-South African sources for use in South Africa or to repay these funds from South Africa and, in some cases, our ability to guarantee the obligations of our subsidiaries with regard to these funds. These restrictions have affected the manner in which we have financed our transactions outside South Africa and the geographic distribution of our debt. See "Item 10.D—Exchange controls" and "Item 5.B—Liquidity and capital resources".

(f)    Human Immunodeficiency Virus (HIV)/Acquired Immune Deficiency Syndrome (AIDS)

        AIDS, and tuberculosis which is closely associated with the disease and is exacerbated in the presence of HIV/AIDS, represents a serious health care challenge both for Sasol and South Africa in general. HIV is the virus that causes AIDS and South Africa has one of the highest HIV infection rates in the world.

        It has been estimated that approximately 30% to 40% of the mining industry workforce in South Africa are HIV positive. Based on an actuarial study, which excludes the positive impact of any prevention and management intervention programme, we estimate that, while the percentage of infected employees may not rise significantly in the forthcoming years, there will be a significant increase in the number of AIDS-related fatalities, absenteeism and increase in costs associated with treatment, skills shortage and loss of productivity. See "Item 6.D—Employees".

        Although we do not expect HIV/AIDS to materially and adversely affect our operations and results, it is not possible to determine with certainty that costs incurred in managing HIV/AIDS and the impact of HIV/AIDS in general will remain at current levels and no assurances and meaningful future estimates can be given in this regard.

(g)   Transformation issues

        In some countries our operations are required to comply with local procurement, employment equity, equity participation and other regulations which are designed to address country-specific social and economic transformation issues.

        As a leading and patriotic South African-based company, we embrace and will engender or participate in initiatives to bring about meaningful transformation to assist in correcting the imbalances and injustices of the apartheid era. We consider these initiatives to be a strategic imperative and we acknowledge the risk of not vigorously pursuing them. It is not currently known what additional costs or implications will arise for us to comply with these transformation initiatives. See "Item 4.B—Empowerment of historically disadvantaged South Africans".

        In November 2000, we became party to an agreement with the government and the liquid fuels industry, the Charter for the South African Petroleum and Liquid Fuels Industry on Empowering Historically Disadvantaged South Africans in the Petroleum and Liquid Fuels Industry (the Liquid Fuels Charter). The Liquid Fuels Charter requires us, amongst other things, to ensure that historically disadvantaged South Africans hold at least 25% equity ownership of our liquid fuels business by the year 2010. We entered into a 25% equity transaction with Tshwarisano LFB Investment (Pty) Limited (Tshwarisano), on 1 July 2006 and we are now compliant with the equity ownership targets of the Liquid Fuels Charter. See "Item 4.B—Business overview—Empowerment of historically disadvantaged South Africans".

        On 16 May 2008, our shareholders approved our broad-based black economic empowerment (BEE) transaction valued at approximately R24 billion (at R380 per share), which would result in the transfer of beneficial ownership of 10% of Sasol Limited's issued share capital to our employees and a wide spread of black South African BEE participants. This transaction will provide long-term sustainable benefits to all participants and has a tenure of 10 years. See "Item 4.B—Business overview—Empowerment of historically disadvantaged South Africans".

        In October 2002, the government and representatives of South African mining companies and mineworkers' unions reached broad agreement on a charter (the Mining Charter), designed to facilitate the participation of historically disadvantaged South Africans in the country's mining industry. The Mining Charter requires mining companies to ensure that historically disadvantaged South Africans hold at least 15% ownership of mining assets or equity in South Africa by 2009 and 26% ownership by 2014. See "Item 4.B—Business overview—Empowerment of historically disadvantaged South Africans".

        Various principles of the Mining Charter have been incorporated in regulations promulgated by the Minister of Minerals and Energy under the Mineral and Petroleum Resources Development Act (MPRDA) with respect to the South African mining industry. We have commenced a process to apply for the conversion of our existing mining licenses under the MPRDA. See below "New mining legislation may have an adverse effect on our mineral rights". See "Item 4.B—Business overview—Regulation of mining activities in South Africa".

        The Minister of Trade and Industry published the Codes of Good Practice for broad-based BEE on 9 February 2007, effective from the date of publication. These Codes provide a standard framework for the measurement of broad-based BEE across all sectors of the economy.

        It is not currently known what implications will arise for us to comply with the said Act and other requirements of the Liquid Fuels, Mining Charter and the Codes of Good Practice for broad-based BEE. We cannot assure you, in the short-term, that these implications will not have a material adverse effect on our shareholders or business operating results, cash flows and financial condition. Although we believe that the long-term benefits to the company and our country should outweigh any possible short-term adverse effects, we cannot assure you that these benefits will in fact materialise.

(h)   Engineering and construction contract costs

        The increase worldwide in the demand for large engineering and construction projects has resulted in a shortage of engineering and construction resources and strains on these industries. These have impacted on some of our projects and have adversely affected construction timing schedules and costs. Whilst higher international crude oil prices may boost post-commissioning income streams and compensate for construction delays and higher capital costs, these strains in the engineering and construction industries are nevertheless a cause for concern and may impact on our project plans and growth ambitions. In order to mitigate the shortage of the availability of engineering resources, we have entered into long-term relationship agreements with large reputable engineering contractors, both locally in South Africa and internationally. By doing so, this should provide Sasol with preferential access to the resource pools of these engineering contractors on a global basis in order to sustain our projects and growth plans.

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

        Some of the countries where we have already made, or other countries where we may consider making, investments are in various stages of developing institutions and legal and regulatory systems that are characteristic of parliamentary democracies. However, institutions in these countries may not yet be as firmly established as they are in parliamentary democracies in South Africa and some European countries. Some of these countries are also transitioning to a market economy and, as a result, experience changes in their economies and their government policies that could affect our investments in these countries.

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

Increase in electricity supply interruptions and increase in electricity costs in South Africa could adversely affect our business, operating results, cash flows, financial condition and future growth

        Sasol generates one-third of its total power supply needs internally and has plans to increase internal power generation through investments in co-generation and energy efficiency measures. Our South African operations are also dependent on power generated by the state-owned utility, Eskom. There has been an increase in the number of electricity supply interruptions, resulting mainly from current economic growth exceeding expectations and delayed investments in infrastructure upgrades and development. Although Eskom has announced a number of short-and long-term mitigation plans, we cannot assure you that we will not experience power supply interruptions which could have material adverse effects on our business, operating results, cash flows, financial condition and future growth.

        Furthermore, we are experiencing unprecedented higher than normal electricity price increases as the National Energy Regulator of South Africa (NERSA) has granted Eskom an average annual tariff increase of 27.5%, which includes the 14.2% already granted to the state-owned utility in December 2007. The tariff increases have been as a result of local and global demand that has resulted in significant pressure exerted on the primary energy costs i.e. coal and fuel costs. NERSA is projecting tariff increases of between 20% and 25% per annum for the next three years, should current economic conditions continue. Any sharp increase in electricity costs may have material adverse effects on our business, operating results, cash flows, financial condition and future growth.

We may not comply with laws or regulations in the countries in which we operate

        The industry in which we operate is highly regulated and requires compliance with a myriad of regulations, governing matters such as mineral rights, trading in petroleum products, safety, health and environment, etc. in our South African and global operations. Non-compliance can impact business performance dramatically. Although systems and processes are in place to ensure compliance with applicable laws and regulations we cannot assure you that all employees comply with all laws and regulations at all times, which could have a material adverse impact on our business, operating results, cash flows and financial condition.

New mining legislation may have an adverse effect on our mineral rights

        In May 2004, the MPRDA was enacted which places all mineral and petroleum resources under the custodianship of the state. The MPRDA requires mining companies, including our subsidiary, Sasol Mining (Pty) Limited, to apply for conversion of their existing prospecting permits and mining authorisations (old order rights) to new order rights. The MPRDA allows existing holders of mineral rights a period of five years to apply for the conversion of used old order rights, and one year for the conversion of unused old order rights. Thus far, except for one application, all the prospecting rights for which we have applied have been granted and prospecting activities are being conducted in terms of the approved prospecting work programmes. See "Item 4.B—Business overview—Regulation of mining activities in South Africa".

        In case of a breach of its obligations by an entity, the new order rights can be suspended or cancelled by the Minister of Mineral and Energy if the entity upon receiving a notice of breach from the Minister fails to remedy such breach. The MPRDA also imposes additional responsibilities with respect to environmental management as well as environmental pollution, degradation or damage from mining or prospecting activities We cannot assure you that these changes will not affect our operations and mining rights in future, which could impact negatively on our business and operating results.

        Furthermore, royalties from mining activities will become payable to the state, as from 1 May 2009 under provisions contained in the Mineral and Petroleum Resources Royalty Bill (the Bill). The Bill was promulgated by the South African government in August 2008. The introduction of the revenue based royalty does not have a material adverse impact on our business, operating results, cash flows and financial condition. See "Item 4.B—Business overview—Regulation of mining activities in South Africa".

New legislation on petroleum and energy activities may have an adverse impact on our business, operating results, cash flows and financial condition

        The Petroleum Products Amendment Act regulates a wide range of matters including the licensing of persons involved in the manufacturing, wholesale and retail sale of petroleum products. Sasol Oil, Natref and Sasol Synfuels have applied for licenses to be issued under the Act for their existing manufacturing and wholesale activities. Pending a decision in respect of these applications, the companies are deemed to be the holders of licenses for those activities. As required by the Act and regulations, Sasol Oil's existing franchisees and dealers have applied for applicable retail licenses. We cannot assure you that these licenses will be granted and if they are granted that the conditions of the licenses will not have a material adverse impact on our business, operating results, cash flows and financial condition. New retail site development by Sasol Oil could be delayed given the requirements under the new regulations for site and retail licenses. See "Item 4.B—Business overview—Regulation of petroleum-related activities in South Africa".

        The Petroleum Pipelines Act regulates petroleum pipelines and storage and loading facility activities, including the construction and operation of petroleum pipelines and the delivery of certain commercial services in connection with these pipelines and facilities. The Petroleum Pipelines Act grants limited discretion to NERSA to adopt different pricing methodologies in connection with the setting of tariffs, which may prove advantageous for some competitors, because of different market and geographic positions. The regulations pertaining to tariff setting methodologies have not been issued yet, but the rules that may be made by the regulator under the Act may affect our advantage due to the location in the economic heartland of the country of our Sasol Synfuels facilities at Secunda. It may also impact on our ability to recover crude oil pumping costs incurred to supply our Natref refinery fully from the market. See "Item 4.B—Business overview—Sasol Oil" and "—Regulation of petroleum-related activities in South Africa".

        We have applied for licenses under the Petroleum Pipelines Act and in terms of the rules issued by NERSA for our depots and related infrastructure and are awaiting the issue of these licenses. We cannot assure you that the enactment of new legislation or the amendment of existing laws and regulations will not have a material adverse effect on our business, operating results, cash flows and financial condition. Among the matters governed by the Petroleum Pipelines Act, of particular significance to our business are issues relating to the powers granted to NERSA with respect to the determination or approval of tariffs, the granting of construction, conversion and operating licenses and open access to pipelines and depots.

        The Department of Minerals and Energy has embarked on a process to change the methodology for determining the margins of the regulated retail price of fuel. The results are not yet known, but may impact the wholesale price of fuel, thereby having a material adverse effect on our business, operating results, cash flows and financial condition.

        The Gas Act regulates matters relating to gas transmission, storage, distribution, liquefaction and re-gasification activities. Although we negotiated a ten year regulatory dispensation (six years remaining until 2014) with the South African government covering the supply of Mozambican natural gas to the South African market, we cannot assure you that the enactment of the Gas Act and the appointment of NERSA will not have a material adverse impact on our business, operating results, cash flows and financial condition. See "Item 4.B—Business overview—Regulation of gas related activities in South Africa".

Changes in consumer and safety, health and environmental regulations and legislation and public opinion may adversely affect our business, operating results, cash flows and financial condition

        Our products are required to comply with numerous pieces of legislation relating, amongst others, to the protection of the environment, the health and safety of employees, the public and the end consumer, while also meeting customer needs. As these laws and regulations may grow stricter, we may be required in some cases to incur additional expenditure in providing additional test data in order to register our products or to adjust the manufacturing processes for certain of our products, including liquid fuels and chemicals. We may even be required to withdraw some of them, in order to be in a position to comply with market needs or more stringent regulatory requirements. For example, compliance with the registration, evaluation and authorisation of chemicals (REACH) procedure implemented by the European Commission (EC) may have significant cost implications as we may be required, among other things, to provide risk assessments and apply for the registration of our products. Similarly, public opinion is growing more sensitive to consumer health and safety and environmental protection matters, and, as a result, markets may apply pressure on us concerning certain of our products. We may incur additional costs if we should be required to take additional actions in order to comply with REACH requirements.

        Given these additional costs of compliance and other factors, including pressures related to public opinion, we may be required to withdraw certain products from the market, which could have a material adverse effect on our business, operating results, cash flows and financial condition.

        Our exploration, mining and production operations are required to conform to legislation relating to the protection of the environment, health and safety of the workforce and neighbouring communities. As these regulations may grow stricter, we may be required in some instances to incur additional expenditure in order to provide additional protection, to adjust specifications or manufacturing processes, amend transport and distribution arrangements for certain of our operations and this may have a material adverse effect on our business, operating results, cash flows and financial condition. More specifically:

  •
  the National Environmental Management: Air Quality Act, in terms of which the Vaal Triangle area (in which our Sasolburg operations are located) and the Highveld area (in which our Secunda operations are located) have been declared Priority Areas for purposes of implementation of an emission reduction and management plan by the South African Department of Environmental Affairs and Tourism (DEAT). DEAT is also in the process of setting ambient air quality and emission standards, which will form the basis for a review of atmosphere emission licences for our operations in Sasolburg and Secunda. More stringent air quality standards may have significant cost implications for us;

  •
  The South African National Water Act provides for the equitable allocation of water for beneficial use, sustainable water resource management and the protection of the quality of water resources. The Act establishes water management procedures and protects water resources through the licensing of various uses of water. It also includes provisions for pollution prevention, remediation requirements and emergency incidents. The Department of Water Affairs and Forestry is currently implementing a Waste Discharge Charge System, which may have a significant impact on operational costs in the next three to five years; and

  •
  the nature of some of our processes, like the gasification of coal to produce synthetic fuels and petrochemicals, result in relatively high emission of carbon dioxide, a greenhouse gas. Although certain countries in which we operate are exempt from greenhouse gas reduction targets, it is uncertain how any future developments in carbon dioxide restrictions will affect our group.

        We are subject to a wide range of general and industry-specific environmental, health and safety and other legislation in jurisdictions in which we operate. Environmental requirements govern, among other things, land use, air emissions, use of water, wastewater discharge, waste management and site remediation. Compliance with these laws, regulations, permits, licenses and authorisations is a significant factor in our business, and we incur, and expect to continue to incur, significant capital and operating expenditures in order to continue to comply with applicable laws, regulations, permits, licenses and authorisations.

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

        In order to comply with these safety, health and environmental licenses, laws and regulations we may have to incur costs which we may finance from our available cash flows or from alternative sources of financing. We may be required to provide for financial security for environmental rehabilitation in the form of a trust fund, guarantee, deposit or other methods as may be required by future regulations to be promulgated under the Petroleum Products Act, the Petroleum Pipelines Act, the Gas Act and other relevant legislation in respect of the rehabilitation of environmental impacts. However, this is not required in terms of the Petroleum Products Amendment Act and the regulation if a license applicant at the time of the commencement of the Petroleum Products Amendment Act, held or was in the process of developing a site, manufactured or wholesaled or retailed petroleum products. No assurance can be given that changes in safety, health and environmental laws and regulations or their application or the discovery of previously unknown contamination or other liabilities will not have a material adverse effect on our business, operating results, cash flows and financial condition.

        Whilst it is our policy that asbestos-containing materials will be phased out on a risk-based order of priority, there are currently certain asbestos-containing materials at our facilities. In addition, our manufacturing processes may utilise and result in the emission of substances with potential carcinogenic properties. We also manufacture products which may contain carcinogenic components. Although we implement occupational health and safety, product stewardship and other measures to eliminate or mitigate associated potential risks, we cannot assure you that no liabilities may arise as a result of the use or exposure to these materials.

        In addition to undertaking internal investigations, our compliance with laws governing, amongst other things, environmental protection, tax, customs and excise duties, anti-trust laws and regulations impacting our operations, are also subject to review from time to time by relevant government authorities. Our product pricing structures are also reviewed from time to time by regulatory authorities. Whilst it is our policy to conduct our operations in accordance with applicable laws and regulations and we have established control systems to monitor such compliance, no assurance can be given that these control systems will not fail or that some of our product pricing structures will not change in the future.

        Failure to interpret correctly and comply with such laws and regulations and/or changes to our product pricing and cost structures may have a material adverse impact on our business, operating results, cash flows and financial condition.

        In recent years global understanding and awareness regarding greenhouse gases have increased significantly. Potential CTL technology providers are experiencing an increasing number of questions regarding their CTL technology and how the CO2 emitted will be addressed. We have initiated a focused and coordinated approach to understanding and providing solutions to reduce CO2 emissions from our CTL ventures. We cannot predict the effect of these solutions on our ability to implement our CTL projects, which could have a material adverse effect on our business, operating results, cash flows and financial condition.

        At the United Nations Framework Convention on Climate Change (UNFCCC) Conference of Parties' (COP) thirteenth meeting in Bali in December 2007, a roadmap was developed to reach agreement on, inter alia, a long term global goal for greenhouse gas emission reduction. The agreed outcome and adoption of a decision is targeted for the fifteenth session of the UNFCCC COP in Stockholm at the end of 2009. Countries like South Africa have since indicated that their mitigation strategy can include regulatory mechanisms and economic instruments such as taxes and incentives. The publication of the South African policy is expected towards the end of 2010. At present we cannot predict the effect of these potential impacts on our business, but we have updated our greenhouse gas policy and are closely following these developments.

Failure to comply with competition and anti trust laws

        Globally, competition authorities are increasingly enforcing legislation, networking and exchanging information relating to potential violation of antitrust laws.

        Violations of competition/antitrust legislation could expose the group to administrative penalties of up to 10% of its worldwide turnover. We also run the risk of civil claims and damages, including punitive damages, by entities which can prove they were harmed by such conduct. In addition, there is also the significant reputational damage that accompanies findings of such contraventions.

        Although we have an extensive training and compliance programme including regular group-wide competition compliance reviews, we cannot give you the assurance that we could, notwithstanding this programme, fall foul of competition or antitrust laws and be subject to the imposition of fines and be subject to civil claims. This could have a material adverse impact on our business, operating results, cash flows and financial condition.

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

        In the past, we have been successful in recruiting and retaining such personnel. However, globally the demand for personnel with the range of capabilities and experience required in our industry is high and success in attracting and retaining such employees is not guaranteed. The risk exists that our scientific, engineering and project execution skills base may be depleted over time because of, for example, natural attrition and a shortage of people being available in these disciplines in the jurisdictions in which we operate.

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

Increasing competition by products originating from countries with low production costs may adversely affect our business, operating results, cash flows and financial condition

        Certain of our chemical production facilities are located in developed countries, including the United States and Europe. Economic and political conditions in these countries result in relatively high labour costs and, in some regions, relatively inflexible labour markets. Increasing competition from regions with lower production costs, for example the Middle East and China, exercises pressure on the competitiveness of our chemical products and, therefore, on our profit margins. This could result in the withdrawal of particular products or the closure of specific facilities. We cannot assure you that increasing competition by products originating from countries with lower production costs will not result in withdrawal of our products or closure of our facilities, which may have a material adverse effect on our business, operating results, cash flows and financial condition.

We may face potential costs in connection with industry-related accidents or deliberate acts of terror causing property damage, personal injuries or environmental contamination

        We operate coal mines, explore for and produce oil and gas and operate a number of plants and facilities for the manufacture, storage, processing and transportation of oil, chemicals and gas related raw materials, products and wastes. These facilities and their respective operations are subject to various risks, such as fire, explosions, leaks, ruptures, discharges of toxic hazardous substances, soil and water contamination, flooding and land subsidence, among others. As a result, we are subject to the risk of experiencing, and have in the past experienced, industry-related incidents.

        Our facilities, located mainly in South Africa, the United States and various European countries, as well as in various African countries, the Middle East and Southeast Asia, may be subject to the risk of experiencing deliberate acts of terror.

        Our main Sasol Synfuels production facilities are concentrated in a relatively small area in Secunda, South Africa. This facility utilises feedstock from our mining and gas businesses, whilst the chemical and oil businesses rely on the facility for the raw materials it produces. Industry-related accidents and acts of terror may result in damages to our facilities and may require shutdown of the affected facilities, thereby disrupting production, increasing production costs and may even disrupt the mining, gas, chemicals and oil businesses which make up a significant portion of our total income.

        It is Sasol's policy to procure property and business interruption insurance cover for all its production facilities above acceptable deductible levels at acceptable commercial premiums. However, full cover for all scenarios of maximum losses may in some years not be available at acceptable commercial rates and we cannot give any assurance that the insurance procured for any particular year would cover all potential risks sufficiently or that the insurers will have the financial ability to pay claims.

        Furthermore, acts of terror or accidents at our longstanding operations may have caused, or may in future cause environmental contamination, personal injuries, health impairment or fatalities and may result in exposure to extensive environmental remediation costs, civil litigation, the imposition of fines and penalties and the need to obtain or implement costly pollution control technology.

        We have implemented a number of programmes, including on-the job safety training, in order to improve safety, and we closely monitor our safety, health and environmental procedures. In some cases we also have indemnity agreements with the previous owners of acquired businesses which limit certain of our exposures to environmental contamination. However, there can be no assurance that accidents or acts of terror will not occur in the future, that insurance will adequately cover the entire scope or extent of our losses or that we may not be found liable in connection with claims arising from these and other events.

        In general, we cannot assure you that costs incurred as a result of the above or related factors will not have a material adverse effect on our business, operating results, cash flows and financial condition.

Our coal, crude oil and natural gas reserve estimates may be materially different from reserves that we may actually recover

        Our reported coal reserves are estimated quantities based on applicable reporting regulations that under present and anticipated conditions have the potential to be economically mined and processed. Our proved developed and undeveloped crude oil and natural gas reserves constitute estimates that are based on applicable reporting regulations. There are numerous uncertainties inherent in estimating quantities of reserves and in projecting potential future rates of coal, oil and natural gas production, including many factors beyond our control. In addition, reserve/reservoir engineering is a subjective process of estimating underground deposits of reserves that cannot be measured in an exact manner and the accuracy of any reserve estimate is a function of the quality of available data and engineering and geological interpretation and judgment. Estimates of different engineers may vary and results of our mining/drilling and production subsequent to the date of an estimate may justify revision of estimates.

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

        The risks relate to two sanctions programmes administered by the US government that we have considered: the Iranian Transactions Regulations (ITRs) administered by the US Treasury Department Office of Foreign Assets Control (OFAC) and the Iran Sanctions Act (ISA) administered by the US Department of State.

        The ITRs prohibit or restrict most transactions between US persons and Iran. The ITRs, which are administered by OFAC, do not apply directly to either Sasol or the group entities involved in activities in Iran, because none of them would be considered US persons under these regulations. Nonetheless, because the group is a multinational enterprise, the ITRs may apply to certain entities associated with the group, including US employees, investors and certain subsidiaries.

        We are taking measures to ensure that our US employees, investors and certain subsidiaries of the group to which the ITRs apply will not violate the ITRs as a result of their respective affiliations with the group. For instance, to that end, we are taking measures to:

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

        By undertaking these steps, we believe that any risks posed by the ITRs to us, as well as to US persons and entities affiliated with the group will be mitigated. Nevertheless, we cannot predict OFACs enforcement policy in this regard and it is possible that OFAC may take a different view of the measures described above. In such event, US persons or affiliates associated with the group may be subject to a range of civil and criminal penalties.

        The ISA was adopted by the US government in 1996 with the objective of denying Iran the ability to support acts of international terrorism and fund the development or acquisition of weapons of mass destruction. The ISA was extended in 2001 and amended in 2006 by the Iran Freedom Support Act; it will continue in force through 2011. In addition, the House and the Senate have considered amendments to ISA in 2007 and 2008 that could subject a broader range of business or investment activities to sanctions, although to date none of the proposed amendments to ISA have been enacted into law.

        In its amended form, the ISA grants the President of the United States discretion in imposing sanctions on companies found to be in violation of its provisions involving investment in the petroleum industry in Iran or involving exports, transfers or other provisions any person or company, regardless of nationality, that (i) makes an investment in Iran of US$20 million or more in any 12-month period that directly and significantly contributes to Iran's ability to develop its petroleum industries, or (ii) exports, transfers or otherwise provides to Iran any goods, services, technology or other items with the knowledge that such provision would contribute materially to the ability of Iran to acquire or develop chemical, biological or nuclear weapons (or related technologies), or destabilising numbers and types of advanced conventional weapons.

        Should the US government determine that some or all of our activities in Iran are investments in the petroleum industry, as statutorily defined by the ISA, the President of the United States may, in his discretion impose, among other to determine which sanctions to apply. These could include restrictions on our ability to obtain credit from US financial institutions, restrictions on our ability to procure goods, services and technology from the United States or restrictions on our ability to make sales into the United States.

        We cannot predict future interpretations of the provisions of the ISA or the implementation policy of the US government with respect to the ISA. Although we believe that our polymers project is not in the petroleum industry and we were only involved in a feasibility study in connection with other activities in Iran, we cannot assure you that our activities in Iran would not be considered investments as statutorily defined by the ISA or that the imposition of sanctions on the company or other entities of the group would not have a material adverse impact on our business, operating results, cash flows and financial condition.

        In addition to the sanctions administered by OFAC and the US Department of State described above, the US government may impose (and, from time to time, has in the past imposed) restrictions and sanctions against Iranian financial institutions under the USA Patriot Act and other anti-money laundering legislation. Such measures against Iranian financial institutions could have an adverse effect on our operations and investments in Iran.

Legislation by US states that may require US public pension funds to divest of securities of companies with certain Iran-related activities could adversely affect our reputation with US investors or the market price of our shares

        Several US states have enacted or are considering legislation that may require US state pension funds to divest securities of companies that have certain business operations in Iran. The terms of these provisions differ from state to state, and we cannot predict which legislation, if any, would require state pension funds to divest our shares. If a substantial number of our shares were to be divested as a result of state legislation, or the perception be created that the divestiture is required to occur, our reputation with US investors or the market price of our shares could be adversely affected.

The exercise of voting rights by holders of American Depositary Receipts is limited in some circumstances

        Holders of American Depositary Receipts (ADRs) may exercise voting rights with respect to the ordinary shares underlying their American Depositary Shares (ADSs) only in accordance with the provisions of our deposit agreement (Deposit Agreement) with The Bank of New York Mellon Inc., as the depositary (Depositary). For example, ADR holders will not receive notice of a meeting directly from us. Rather, we will provide notice of a shareholders meeting to The Bank of New York in accordance with the Deposit Agreement. The Bank of New York Mellon Inc. has undertaken in turn, as soon as practicable after receipt of our notice, to mail voting materials to holders of ADRs. These voting materials include information on the matters to be voted on as contained in our notice of the shareholders meeting and a statement that the holders of ADRs on a specified date will be entitled, subject to any applicable provision of the laws of South Africa and our Articles of Association, to instruct The Bank of New York Mellon Inc. as to the exercise of the voting rights, pertaining to the shares underlying their respective ADSs on a specified date. In addition, holders of our ADRs will be required to instruct The Bank of New York Mellon Inc. how to exercise these voting rights.

        Upon the written instruction of an ADR holder, The Bank of New York Mellon Inc. will endeavour, in so far as practicable, to vote or cause to be voted the shares underlying the ADSs in accordance with the instructions received. If instructions from an ADR holder are not received by The Bank of New York Mellon Inc. by the date specified in the voting materials, The Bank of New York Mellon Inc. will not request a proxy on behalf of such holder. The Bank of New York Mellon Inc. will not vote or attempt to exercise the right to vote other than in accordance with the instructions received from ADR holders.

        We cannot assure you that you will receive the voting materials in time to ensure that you can instruct The Bank of New York Mellon Inc. to vote the shares underlying your ADSs. In addition, The Bank of New York and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be no recourse if your voting rights are not exercised as you directed.

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

        In October 1979, Sasol Limited was listed on the JSE, and 70% of its share capital was privatised. We used the proceeds from the private and public issue to acquire 100% shareholding in Sasol One and 50% shareholding in Sasol Two and Sasol Three from the IDC. During 1983, we acquired the IDC's remaining interest in Sasol Two and the remaining interest in Sasol Three was acquired effective 1 July 1990. Subsequently, the interest in our share capital held by the South African government through the IDC was further reduced to its current 7.98%.

        In 1982, our American Depositary Receipts (ADRs) were quoted on the National Association of Securities Dealers Automated Quotations (NASDAQ) National Market through an unsponsored ADR programme, which was later converted to a sponsored ADR programme in 1994. With effect from 9 April 2003, we transferred our listing to the New York Stock Exchange (NYSE).

        Our technology enabled us to enter the downstream production of higher-value chemicals, including nitrogenous fertilisers and commercial explosives in 1983 and 1984, respectively, and also of solvents, phenolics, waxes and co-monomers.

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

        In June 1994, the first co-monomer plant at Secunda was commissioned to produce 1-hexene and 1-pentene for the international polymers market.

        In 1995, we founded Sasol Petroleum International (Pty) Limited (SPI) to undertake oil and gas exploration and production in selected high potential areas in West and Southern Africa. SPI is active in South Africa, Gabon, Nigeria, Australia, Papua New Guinea and, most notably, in Mozambique. In 2000 and 2001, we signed agreements with the government of Mozambique for the development of natural gas fields and the construction of a gas pipeline transporting gas to the South African market. The construction of this pipeline was completed in 2004. We introduced natural gas to the South African pipeline gas market as of 2004 and use natural gas as part of our feedstock for our chemicals and synfuels operations in both Secunda and Sasolburg.

        The Schümann Sasol International wax manufacturing and marketing joint venture was established in 1995 after a merger of Sasol Waxes and the Hamburg-based Schümann wax operations. It produces paraffin and Fischer-Tropsch waxes and operates in various countries. Effective 1 July 2002, we acquired from Vara Holdings GmbH and Co KG the remaining third of the share capital of Schümann Sasol, for approximately €51.1 million (approximately R521 million at actual exchange rates), and this group of companies, now 100% owned, has been renamed Sasol Wax.

        By early 1999, Sasol Synfuels had commissioned the last of its eight new generation Sasol Advanced Synthol (SAS) reactors at Secunda, and a ninth reactor was commissioned in 2001. The 1-octene plant, also at Secunda, was commissioned in April 1999 by Sasol Solvents and commenced supply to Dow Chemical Company polyethylene plants in May 1999.

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

        Sasol Chevron is currently involved in the development of a GTL project in collaboration with the Nigerian National Petroleum Corporation (NNPC) and Chevron Nigeria Limited at existing oil and gas facilities at Escravos in Nigeria. In 2008, Sasol entered into negotiations to reduce its interest in the Escravos GTL (EGTL) project in Nigeria from 37.5% to 10%, while still providing full technical and manpower support to the project. Agreement in principle has been reached with Chevron and it is envisaged that the definitive agreements will be finalised by 31 October 2008 subject to relevant regulatory approvals. The significant change in the total estimated cost of the project, the delay in completion, along with other factors impacting on the project's economics had resulted in an impairment of the project of R362 million in 2008. As a result, our interest in the project has been classified as a disposal group held for sale at 30 June 2008. Once the sale has been concluded, the 10% interest retained by Sasol will be classified appropriately upon conclusion of the agreements. SSI and Sasol Chevron are continuing to explore opportunities to develop other GTL plants.

        To promote the performance and environmental merits of cleaner synthetic fuels, Sasol Chevron co-founded the Alliance for Synthetic Fuels in Europe (ASFE) with DaimlerChrysler, Renault, Royal Dutch Shell and Volkswagen, which was launched in Brussels in March 2006.

        In July 2001, we signed a joint venture agreement with Qatar Petroleum to establish Oryx GTL (Qatar Petroleum 51% and Sasol 49%). The joint venture has constructed a GTL plant located at Ras Laffan Industrial City to produce high quality synfuels from Qatar's natural gas resources. The plant started producing on specification product during the first quarter of calendar year 2007 and first product was sold in April 2007. The performance and production ramp up of Oryx GTL are meeting expectations. In June 2008, the plant averaged production of more than 22,000 b/d of final product.

        We acquired Condea in March 2001 from German-based RWE-DEA AG for €1.3 billion (R8.3 billion). Most of this business was subsequently hosted in Sasol Olefins & Surfactants (Sasol O&S) with production facilities mainly in the United States, Europe and South Africa. In 2003, it was determined that we would continue to grow our chemical businesses conditional upon projects leveraging our technology or securing integrated or highly cost-competitive feedstock positions. We announced in August 2005 that we were considering the divestment of the Sasol O&S business, excluding our co-monomers activities in South Africa, subject to fair value being attained. In March 2007, we announced our intention to terminate the divestiture process and retain and restructure the business. The reason for the termination of the sale was that fair value could not be obtained. A restructuring programme has been implemented in 2008 and the shut down for an indefinite period of the Baltimore, USA and Porto Torres, Italy LAB facilities as well as normal paraffin production in Augusta, Italy have been announced as the first phase of this continuing programme.

        In February 2003, we signed a joint venture agreement with the National Petrochemical Company of Iran. The joint venture (Arya Sasol Polymer Company), on behalf of both joint venture parties, is constructing a polymer plant designed to produce one million tons of ethylene to be converted into polyethylene or exported as ethylene. The complex comprises one ethane cracker for producing polymer-grade ethylene and two polyethylene plants. The ethane cracker was commissioned in November 2007 and has produced more than 200,000 tons of ethylene so far, which was mostly exported. The low-density polyethylene plant started up in May 2008 and is expected to reach beneficial operation in the fourth quarter of this calendar year, while the medium and high-density polyethylene plant is on a similar schedule for beneficial operation.

        In 2004, we initiated Project Turbo, our fuel enhancement project, intended to liberate further chemical feedstock and enable concomitant investments by Sasol Polymers to expand its South African polymer production capacity by more than 80%. The selective catalytic cracker (SCC) at Sasol Synfuels was first operated during 2006. The SCC was subsequently taken out of operation for modifications following initial performance problems. Investigations and modifications were performed and the cold section of the plant was started up again in July 2007 and the hot section in January 2008, and produced ethylene, propylene and gasoline to specification. The new associated polymer plants (polyethylene and polypropylene) have also been commissioned.

        Effective 1 January 2004, Sasol Oil entered the South African retail fuel market with the establishment of its first Sasol-branded retail convenience centre (service station). Sasol Oil also completed the acquisition and integration of Exel Petroleum in a major step towards forming Sasol Oil. We now have 406, compared to 391 in 2007, Sasol-and Exel-branded retail convenience centres.

        We announced on 16 March 2006, the first phase implementation of Sasol Mining's broad-based black economic empowerment (BEE) strategy through the formation of Igoda Coal (Pty) Limited (Igoda Coal), an empowerment venture with Eyesizwe Coal (Pty) Limited (Eyesizwe), a black-owned mining company. Igoda Coal will comprise the full value chain of Sasol Mining's coal export business—the Twistdraai mine and beneficiation plant at Secunda, the marketing and logistics components of its coal export business, and Sasol Mining's 5% shareholding in the Richards Bay Coal Terminal Company (Pty) Limited. The implementation of this transaction is conditional on obtaining third party financing and the conversion of the existing prospecting and mining permits (old order mining rights) to new order rights.

        In June 2006, we announced the signing of a co-operation agreement with the Shenua Group Corporation Limited and the Shenhua Ningxia Coal Industry Group Company Limited of the People's Republic of China to proceed with the second stage of feasibility studies to determine the viability of an 80,000 bpd coal-to-liquids (CTL) plant in the Shaanxi Province, and for another 80,000 bpd CTL plant in the Ningxia Hui Autonomous region. In November 2007, Sasol approved an amount of US$140m for its share of the final stage of the feasibility study for the two China CTL opportunities. In August 2008, Sasol and the Shenhua Ningxia Group agreed to proceed with only one 80,000 bpd plant in the Ningxia Hui Autonomous Region of China, about 1,000 km west of Beijing. The proposed site in the Ningdong Chemical and Energy base has excellent infrastructure and this decision will enable the project schedule to be speeded up and result in lower feasibility and project cost. There are abundant coal reserves in the proximity of the large well laid out site, providing the platform for future expansion. The results of the feasibility study are expected in 2010. The Shaanxi feasibility study will not proceed at this stage.

        On 30 June 2006, we announced that our R1.45 billion broad-based BEE transaction, through an investment by Tshwarisano LFB Investment (Pty) Limited (Tshwarisano), had been successfully concluded. In terms of the agreement, Tshwarisano acquired a 25% shareholding in Sasol Oil effective 1 July 2006.

        On 11 October 2007, Sasol Mining announced the implementation of the second phase of its broad-based BEE strategy. In a transaction valued at approximately R1.9 billion, a black-women controlled coal mining company, Ixia Coal (Pty) Limited, will acquire 20% of Sasol Mining's shareholding through the issue of new shares. The transaction will increase Sasol Mining's broad-based BEE ownership component to an estimated 26% (calculated on attributable units of production). The implementation of this transaction is conditional on obtaining third party financing and the conversion of the existing prospecting and mining permits (old order mining rights) to new order rights.

        On 16 May 2008, our shareholders approved our broad-based BEE transaction valued at approximately R24 billion (at R380 per share), which would result in the transfer of beneficial ownership of 10% of Sasol Limited's issued share capital to our employees and a wide spread of black

South African BEE participants. This transaction will provide long-term sustainable benefits to all participants and has a tenure of 10 years. The following BEE participants will acquire indirect or direct ownership in Sasol's issued share capital as follows:

  •
  Sasol employees and black managers through the Sasol Inzalo Employee Trust and Sasol Inzalo Management Trust (Employee Trusts)—4.0%;

  •
  The Sasol Inzalo Foundation—1.5%

  •
  Selected participants—1.5%; and

  •
  The black public through:

    ( )    The funded invitation—2.6%; and

    ( )    The cash invitation—0.4%.

        The Employee Trusts and the Sasol Inzalo Foundation will be funded entirely through Sasol facilitation whilst the selected participants and the black public participating, through the funded invitation, will be funded by way of equity contributions and preference share funding (including preference shares subscribed for by Sasol). The black public participating through the cash invitation, will be financed entirely by the participants from their own resources.

        The effective date of the transaction for the Employee Trusts and the Sasol Inzalo Foundation was 3 June 2008. The effective date of the transaction for the selected participants was 27 June 2008. The black public invitations remained open until 9 July 2008 and consequently this portion of the transaction was not yet effective at 30 June 2008. See "Item 5A—Operating results—Broad-based Black Economic Empowerment transactions".

        Since May 2000, we have undertaken share repurchases, which may be made at times and at prices deemed appropriate by management and consistent with the authorisation of the shareholders. At 30 June 2006, a total of 60,111,477 shares, representing 8.8% of the issued share capital of the company, had been repurchased since 9 May 2000 at an average price of R60.67 per share. At a general meeting held on 3 October 2006, shareholders approved that we acquire 60,111,477 Sasol Limited shares held by our subsidiary, Sasol Investment Company (Pty) Limited. These shares were cancelled on 10 October 2006. Except for the related transaction costs, the repurchase and cancellation of these shares had no effect on the consolidated financial position of the group.

        At the meeting of 3 October 2006, shareholders also approved that we be granted the authority to acquire up to 10% of Sasol Limited shares by way of a general repurchase. This authority was again renewed by shareholders at our general meeting held on 23 November 2006.

        At the annual general meeting held on 30 November 2007, the shareholders approved once again the general repurchase by the company or by any of its subsidiaries, of the company's shares up to 10% of the company's issued share capital. This general authority granted to the directors shall be valid only until the company's next annual general meeting. Up to 30 September 2008 through our subsidiary, Sasol Investment Company (Pty) Limited, we had purchased 40,179,411 ordinary shares representing 6.35% of the issued share capital of the company, excluding the Sasol Inzalo share transaction, for R12,037 million at a cumulative average price of R299.59 per share.

        As of 30 June 2008, we were the fourth largest JSE listed company by market capitalisation (R307,601 million), with total consolidated turnover of R129,943 million in 2008. We employ approximately 34,000 people worldwide in our operations.

Capital expenditure

        In 2008, we invested approximately R11 billion, compared with R12 billion and R13 billion in 2007 and 2006, respectively, in capital expenditure (on a cash flow basis excluding capitalised borrowing costs and including projects entered into by our joint ventures) to enhance our existing facilities and to expand operations. Capital expenditure incurred on key projects to expand our operations includes:

Projects(1)	Business categories	30 June 2008	30 June 2007	30 June 2006
		(Rand in millions)
Sasol Oil distribution network	Sasol Oil	223	91	59
Oryx GTL and Escravos GTL(2)	Sasol Synfuels International	865	2,426	1,734
2nd Catalyst plant, Netherlands	Sasol Synfuels International	366	—	—
16th Oxygen train	Sasol Synfuels	304	—	—
Mozambique expansion	Sasol Petroleum International	454	266	—
Petroleum West Africa development	Sasol Petroleum International	235	339	—
Arya Sasol Polymer (Iran)	Sasol Polymers	457	774	1,590
Project Turbo	Sasol Polymers	362	1,169	2,608
2nd and 3rd Octene trains	Sasol Solvents	323	708	714
Other smaller projects	Various	1,663	1,172	1,010

		5,252	6,945	7,715

(1)
The amounts include business development costs and our group's share of capital expenditure of joint ventures. The amounts exclude borrowing costs capitalised. These amounts were approved by our board of directors. We hedge all our major South African capital expenditure in foreign currency immediately upon commitment of the expenditure or upon approval of the project.

(2)
Sasol provides financing for 50% of the capital expenditure on the EGTL joint venture. The engineering procurement and construction contract was converted from a fixed-price to a cost-reimbursable contract. In 2008, Sasol entered into negotiations and agreed in principle to reduce its interest in the Nigerian GTL project from 37.5% to 10%. Upon conclusion of the definitive agreements, the funding of the capital expenditure on the EGTL project will be reduced proportionately to our remaining 10% economic interest plus our share of the NNPC loan.

        Key projects to address environmental matters and enhance existing assets during the 2008 year include:

Projects(1)	Business categories	30 June 2008	30 June 2007	30 June 2006
		(Rand in millions)
Project Turbo—unleaded petrol	Sasol Synfuels	60	302	1,867
Sulphuric acid plant	Sasol Synfuels	280	364	—
Clean fuels project	Sasol Oil	11	28	224
Mining renewal	Sasol Mining	118	158	171
Waste recycling facility	Sasol Synfuels	12	—	98
Benzene specifications	Sasol Synfuels	116	—	—
Mozambique operations	Sasol Petroleum International	408	258	21
Other smaller projects	Various	4,598	3,990	3,200

		5,603	5,100	5,581

(1)
The amounts include business development costs and our group's share of capital expenditure of joint ventures. The amounts exclude borrowing costs capitalised. These amounts were approved by our board of directors. We hedge all our major South African capital expenditure in foreign currency immediately upon commitment of the expenditure or upon approval of the project.

        In addition, we invested approximately R7 million in intangible assets (including investments made by joint ventures), mainly in respect of software, patents and trademarks during the year. For a discussion of the method of financing capital expenditure, see "Item 5.B—Liquidity and capital resources—liquidity."

Capital commitments

        As at 30 June 2008, we had authorised approximately R42 billion of group capital expenditure, of which we had spent R17 billion by 30 June 2008. Of the unspent capital commitments of R25 billion, R7 billion has been contracted for. Of this amount, we expect to spend R17 billion in 2009, R5 billion in 2010 and the remainder in 2011 and thereafter. For more information regarding our capital commitments see "Item 5.B—Liquidity and capital resources—liquidity" and "Item 5.F—Capital and contractual commitments."

        We expect to spend approximately R17 billion of our capital commitments on projects in South Africa, R6 billion in other African countries, R1 billion in Europe and the remainder on projects in other regions. The following table reflects key projects approved and contracted which were not completed at 30 June 2008:

Project	Business categories	Total project cost	Scheduled beneficial operation date
		(Rand in millions)	(Calendar year)
Natural gas and 4% Synfuels growth project	Sasol Synfuels and Sasol Gas	R4,532	4th quarter 2010
Energy optimisation and power generation (open cycle gas turbine)	Sasol Synfuels	R2,508	3rd quarter 2010
Mozambique—Onshore and offshore drilling, field development and expansion of facilities	Sasol Petroleum International	R3,313	2nd quarter 2011
Thubelisha (Rooipoort)	Sasol Mining	R3,052	1st quarter 2012
Impumulelo (Carmona)	Sasol Mining	R2,991	3rd quarter 2013
Arya Sasol Polymer Company(2)	Sasol Polymers International Investments	R7,527	4th quarter 2008
Escravos GTL (EGTL)(1)	Sasol Synfuels International	R12,100	2nd quarter 2011
Sulphuric Acid Plant and Ammonium Sulphate project	Sasol Synfuels and Sasol Nitro	R1,064	4th quarter 2008

        The amounts include business development costs and our group's share of capital expenditure of joint ventures.

(1)
Sasol provides financing for 50% of the capital expenditure on the EGTL joint venture. In 2007, the engineering procurement and construction contract was converted from a fixed-price to a cost-reimbursable contract. In 2008, Sasol entered into negotiations and agreed in principle to reduce its interest in the Nigerian GTL project from 37.5% to 10%. Upon conclusion of the definitive agreements, the funding of the capital expenditure on the EGTL project will be reduced proportionately to our remaining 10% economic interest plus our share of the NNPC loan.

(2)
Sasol Polymers' share of the estimated cost to establish the Arya Sasol Polymer production facilities is €610 million and has been translated at a rate of R12.34 per €1.00 solely for the reader's convenience.

4.B    Business overview

        Sasol is an integrated energy and chemical company. We add value to coal, oil and gas reserves, using these feedstocks to produce liquid fuels, fuel components and chemicals through our unique, proprietary technologies. We mine coal in South Africa and produce gas in Mozambique and oil in Gabon, and our chemical manufacturing and marketing operations span the globe. In South Africa we refine imported crude oil and retail liquid fuel products through our network of retail convenience centres. We also supply fuels to other distributors in the region and gas to industrial customers. We maintain extensive chemical manufacturing and marketing operations, mostly in South Africa, Europe and the United States of America (USA), the Middle East and Asia.

        In South Africa, we refine imported crude oil and retail liquid fuels through a network of 406 Sasol retail convenience centres and Exel service stations. We also supply fuels to oil companies operating in South Africa and other distributors in South Africa and sub-Saharan Africa. Through Sasol Synfuels International (SSI) and Sasol Chevron, we are pursuing international opportunities to commercialise our CTL and GTL technology. We brought our first international GTL plant, Oryx GTL, into operation in 2007 and we are developing a GTL plant in Nigeria. We are promoting our CTL technology in China and India.

        We employ approximately 34,000 people worldwide and remain one of South Africa's largest investors in capital projects, skills development and technological research and development.

Saso's integrated business model revolves around Fischer-Tropsch technology

Saso is an integrated energy and chemicals company. The Fischer-Tropsch process lies at the heart of Sasol, allowing it to convert coal and natural gas into synthetic fuels and chemicals. Sasol is integrated upstream to produce its raw materials, and downstream into fuel and chemical production and marketing.

Exploration and Production
Sasol obtains its raw materials (coal, gas and crude oil) through its coal mining activities and oil and gas exploration and purchases from the open market. Some raw materials are sold directly to external markets.
Syngas Production
Using steam and oxygen at high temperatures, coal is gasified and natural gas reformed to produce synthesis gas [syngas, a mixture of carbon monoxide and hydrogen].
Fuel products
In the liquid fuels business, synthetic fuel components are upgraded, and marketed together with conventional fuels produced in a refinery from crude oil.
Open market
crude oil
coal
Fuel components
Refine and blend
Fuel products
consumer
wholesale
commercial
Co-products
Coal gasification and the FT process also produce co-products for recovery and beneficiation. These include ammonia, fertilisers, explosives, crude tar acids and sulphur.
Co-products
Exploration and production
Syngas production
Fischer-Tropsch process
natural gas
Fischer-Tropsch process
Using a catalyst, the Fischer-Tropsch (FT) reaction converts syngas into a range of hydrocarbons such as fuel, chemical components and co-products. Low- and high-temperature FT conversions provide different product splits.
Chemical components
Chemical processes
Chemical products
Chemical products
Chemical intermediates from the FT process are separated, purified and, together with conventional chemical raw materials, converted into a range of final products such as polymers, solvents, olefins and surfactants and waxes.
Third-party producer
feedstock
Markets
Sasol markets products directly to the consumer, as well as to commercial and industrial markets, thereby integrating its upstream and downstream activities.
coal, crude oil and natural gas sold to open market
Exploration and production
Syngas production
Coal
Gasification
Natural gas
Gas reforming
Coal, crude oil and natural gas
Fischer-Tropsch process
Fuel components
Refine and blend
Fuel products
Co-products
Chemical components
Chemical processes
Chemical products
Market

Our activities

        Sasol believes that its ability to compete and grow sustainably is contingent on internal collaboration, knowledge and resource sharing, as well as building effective external partnerships and joint ventures in different markets, territories and cultural contexts. We recognised the need some time ago to evolve a business structure to support this inclusive approach and over the past three years have undertaken an extensive diagnostic review of Sasol's business model, under the name Project DNA. We have begun to implement the recommendations of the review systematically, one of which has been to cluster our businesses according to common business drivers. Clustering, which involves creating linkages among logically related businesses that allow for strategic consistency and operational efficiencies, has been increasingly adopted by world-class companies to become recognised best practice. In 2007, we formalised the group's structure into three focused business clusters—South African Energy Cluster, International Energy Cluster and Chemical Cluster.

        We divide our operations into the following segments:

South African Energy Cluster

  •
  Sasol Mining.  We mine approximately 43 million tons (Mt) of saleable coal per year, mostly for gasification feedstock and utilities coal for our complexes in Secunda and Sasolburg and export approximately 3 Mt of coal annually. Sasol Mining accounted for 2% of our total external segmental turnover in 2008.

  •
  Sasol Gas.  We distribute and market Mozambican-produced natural gas and Secunda-produced methane-rich gas to customers in the Gauteng, Mpumalanga, Free State, and KwaZulu-Natal provinces of South Africa. We also have a 49% interest in Spring Lights Gas (Pty) Limited, an empowerment gas marketing company in Durban, and a 50% interest in Republic of Mozambique Pipeline Investments Company (Pty) Limited (Rompco), a company which operates and maintains the cross-border pipeline that conveys natural gas from the Temane central processing facility in Mozambique to the gas network at Secunda. Sasol Gas accounted for 2% of our total external segmental turnover in 2008.

  •
  Sasol Synfuels.  We operate the world's only commercial coal-based synfuels manufacturing facility at Secunda. We produce synthesis gas through coal gasification and natural gas reforming, using our proprietary technology to convert synthesis gas into synthetic fuel components, chemical feedstock and pipeline gas. Sasol Synfuels accounted for 1% of our total external segmental turnover in 2008.

  •
  Sasol Oil.  We market fuels blended at Secunda and refined through our 63.64% interest in the Sasolburg Natref refinery (South Africa's only inland crude oil refinery). Products include petrol, diesel, jet fuel, illuminating paraffin, fuel oils, bitumen and lubricants. We have created 183 Sasol retail convenience centres and 223 Exel service stations in South Africa and export fuels to several South African Development Community (SADC) countries. Sasol Oil accounted for 40% of our total external segmental turnover in 2008.

  •
  Other.  This segment currently includes costs related to the pre-feasibility study for the expansion of our synthetic fuels capacity in South Africa known as Project Mafutha.

International Energy Cluster

  •
  Sasol Synfuels International.  We pursue international commercial opportunities based on our CTL and GTL Fischer-Tropsch technology. We and our joint venture partner, Chevron, are through Sasol Chevron, developing and implementing international ventures based on the Sasol SPD™ process. In partnership with Qatar Petroleum, we brought our first international GTL plant, Oryx, into operation in Qatar in 2007. We also pursue opportunities based on other hydrocarbons that could be beneficiated through our Fischer-Tropsch technology. SSI accounted for 1% of our total external segmental turnover in 2008.

  •
  Sasol Petroleum International.  We develop and manage our upstream interests in oil and gas exploration and production in Mozambique, South Africa, Gabon, Nigeria, Australia, Papua New Guinea and the joint development zone between Nigeria and Sao Tome/Principe. We produce gas and condensate from Mozambique's onshore Temane field and oil from Gabon's offshore Etame field. Globally, SPI also pursues gas exploration opportunities to enable it to supply feedstock to potential future Sasol GTL plants. SPI accounted for 1% of our total external segmental turnover in 2008.

Chemical Cluster

  •
  Sasol Polymers.  We operate plants at Sasolburg and Secunda and market ethylene, propylene, polyethylene, polypropylene, polyvinyl chloride, chlor-alkali chemicals and mining reagents to domestic and international customers. We also have interests at Kertih, Malaysia, in ethylene, propylene and polyethylene production and marketing and at Assaluyeh, Iran, in ethylene and polyethylene production and marketing. Sasol Polymers accounted for 9% of our total external segmental turnover in 2008.

  •
  Sasol Solvents.  We operate plants in South Africa and Germany and supply a diverse range of solvents (ketones and alcohols), co-monomers (hexene and octene), acrylates and associated products. We also have a maleic anhydride joint venture in Germany with Huntsman Corporation. Sasol Solvents accounted for 12% of our total external segmental turnover in 2008.

  •
  Sasol Olefins & Surfactants.  We manufacture and market surfactants and surfactant intermediates, as well as ethylene and inorganic specialty chemicals and other organic chemicals, mainly at plants in Germany, Italy, and the USA, for customers across the globe. Sasol Olefins & Surfactants accounted for 22% of our total external segmental turnover in 2008.

  •
  Other chemical businesses.  We are involved in a number of other activities in the chemicals industry, both in South Africa and abroad, which, among others, include production and marketing of other chemical products, like waxes, fertilisers and mining explosive products. These activities accounted for 10% of our total external segmental turnover in 2008.

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

        The following tables present our total external turnover after the elimination of inter-segment turnover by business operation and geographic market in accordance with IFRS:

	South Africa Energy Cluster				International Energy Cluster			Chemical Cluster
2008	Sasol Mining	Sasol Gas	Sasol Synfuels	Sasol Oil	Other	Sasol Synfuels International	Sasol Petroleum International	Sasol Polymers	Sasol Solvents	Sasol Olefins and Surfactants	Other chemicals	Other businesses	Total
	(Rand in millions)
South Africa	161	2,563	788	48,260	—	—	—	7,872	1,343	184	6,287	174	67,632
Rest of Africa	201	—	12	4,240	—	85	227	1,290	170	102	771	—	7,098
Europe	1,839	—	118	—	—	1,155	—	267	7,102	15,055	3,624	44	29,204
Middle East and India	64	—	20	—	—	370	—	202	1,385	324	363	5	2,733
Far East	205	—	10	—	—	—	—	742	1,456	1,520	109	—	4,042
North America	—	—	17	—	—	—	—		2,651	10,111	1,313	2	14,094
South America	—	—	5	—	—	—	1,001	73	487	750	276	—	2,592
Southeast Asia and Australasia	—	—	12	—	—	178	—	716	991	79	572	—	2,548

Turnover	2,470	2,563	982	52,500	—	1,788	1,228	11,162	15,585	28,125	13,315	225	129,943

	South Africa Energy Cluster				International Energy Cluster			Chemical Cluster
2007	Sasol Mining	Sasol Gas	Sasol Synfuels	Sasol Oil	Other	Sasol Synfuels International	Sasol Petroleum International	Sasol Polymers	Sasol Solvents	Sasol Olefins and Surfactants	Other chemicals	Other businesses	Total
	(Rand in millions)
South Africa	124	2,074	806	34,766	—	—	—	7,198	1,228	137	4,593	(18)	50,908
Rest of Africa	122	1	20	3,048	—	89	777	858	135	110	589	(2)	5,747
Europe	1,322	—	116	2	—	31	—	79	5,710	11,993	2,854	341	22,448
Middle East and India	53	—	5	—	—	(55)	—		1,184	194	283	8	1,672
Far East	73	—	3	—	—	—	—	592	1,034	966	63	86	2,817
North America	—	—	16	—	—	—	—		2,043	7,814	1,383	3	11,258
South America	—	—	6	—	—	—	—	9	408	714	251	(2)	1,387
Southeast Asia and Australasia	—	—	4	—	—	—	—	569	767	84	454	12	1,890

Turnover	1,694	2,075	976	37,816	—	65	777	9,305	12,509	22,012	10,470	428	98,127

	South Africa Energy Cluster				International Energy Cluster			Chemical Cluster
2006	Sasol Mining	Sasol Gas	Sasol Synfuels	Sasol Oil	Other	Sasol Synfuels International	Sasol Petroleum International	Sasol Polymers	Sasol Solvents	Sasol Olefins and Surfactants	Other chemicals	Other businesses	Total
	(Rand in millions)
South Africa	204	1,663	631	29,598	—	—	—	5,936	1,092	168	3,596	21	42,909
Rest of Africa	—	—	19	2,643	—	98	649	846	158	159	578	—	5,150
Europe	1,313	—	107	2	—	15	—	88	4,317	9,555	2,322	117	17,836
Middle East and India	—	—	4	—	—	48	—	2	1,121	169	182	10	1,536
Far East	—	—	2	—	—	—	—	386	991	1,026	51	—	2,456
North America	—	—	136	—	—	—	—	—	1,829	6,638	1,236	—	9,839
South America	—	—	8	—	—	—	—	12	307	744	178	—	1,249
Southeast Asia and Australasia	—	—	8	—	—	—	—	267	670	86	387	2	1,420

Turnover	1,517	1,663	915	32,243	—	161	649	7,537	10,485	18,545	8,530	150	82,395

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

  •
  Oryx GTL, the 49:51 joint venture with Qatar Petroleum was commissioned in 2007 and is continuing to raise production to its design capacity. The plant with its nominal capacity of up to 34,000 bpd is the world's first commercial scale Slurry Phase Fischer-Tropsch GTL plant outside South Africa, developed and built specifically to produce GTL diesel and to a lesser extent, GTL naphtha and liquefied petroleum gas (LPG). The GTL diesel can be used either as a neat fuel or as a blend stock.

  •
  The development of the EGTL plant in Nigeria is advancing, but the project is experiencing significantly higher than expected capital cost increases. Capital costs are currently estimated to be US$6 billion with a completion date of 2011. In order to mitigate this risk, Sasol has in principle agreed with Chevron to reduce its interest in the EGTL project to 10%, while still providing full technical and manpower support to the project.

        We continue to assess various GTL and CTL opportunities in a number of countries. The focus remains on the possible roll out of Sasol's proven CTL technology in China, India and the USA, which together hold the bulk of the world's coal reserves. The possible expansion of the GTL footprint in Qatar also remains a target, in addition to prospects for other GTL facilities currently being explored by SSI and Sasol Chevron.

        In support of this growth driver, our team of researchers continues to advance our next-generation GTL technology, including our proprietary low-temperature Slurry Phase Fischer-Tropsch reactor and cobalt-based catalysts.

        We have started the first phase of significantly expanding our existing synthetic fuels capacity in Secunda, South Africa. We are also proceeding with a pre-feasibility study into a greenfields CTL facility in partnership with the South African government. The pre-feasibility study of the project, known as Project Mafutha, is expected to progress to the feasibility stage by the end of 2009.

        We will continue to explore new opportunities to commercialise our competitive Fischer-Tropsch synthesis technology for the beneficiation of coal and other hydrocarbon resources, including environmentally friendly biomass.

        Growing our integrated chemicals portfolio—We will focus on growing our chemicals portfolio either by:

  •
  leveraging new chemical growth opportunities from our Fischer-Tropsch processes;

  •
  securing integrated positions with other Sasol facilities; or

  •
  securing cost-competitive feedstocks.

        Sasol Polymers remains a strong performer in our chemicals portfolio by focusing on continued business optimisation and benefiting from a buoyant demand for polyethylene and polypropylene. As part of Project Turbo, a new polyethylene plant was brought into operation during 2007 and a new polypropylene plant was commissioned during 2008 to increase our polymer capacity by 74%.

        Outside South Africa, our polymer business continues to gain momentum. In Iran, Sasol has invested €610 million (our 50% share of the total capital project) in a new polymer plant which is designed to produce one million tons of ethylene to be converted into polyethylene, or exported as ethylene. This project is a 50:50 joint venture (called Arya Sasol Polymer Company) between Sasol and the National Petrochemical Company of Iran. The complex comprises one ethane cracker for producing polymer-grade ethylene and two polyethylene plants. The ethane cracker was commissioned in November 2007 and has produced more than 200,000 tons of ethylene so far, which was mostly exported. The low-density polyethylene plant started up in May 2008 and is expected to reach beneficial operation in the fourth quarter of this calendar year, while the medium and high-density polyethylene plant is on a similar schedule for beneficial operation.

        Sasol Solvents continues to benefit from its status as a diversified producer and marketer of industrial solvents. The breadth of our solvents product portfolio and international market presence covering all major regions are competitive strengths of this business unit. The Octene 3 plant in South Africa, which produces high quality 1-octene as a co-monomer for the polyolefins market, achieved beneficial operation in June 2008. This new plant has the capacity to produce 100,000 tons per annum of 1-Octene. It is anticipated that by the middle of the 2009 calendar year, Sasol Solvents would have installed capacity to produce and market 356,000 tons of 1-Octene and 1-Hexene per annum.

        In March 2007, we announced that we have terminated the planned divestiture process of the Sasol Olefins & Surfactants (O&S) business and will retain this business. We believe that it was in shareholders' interests not to pursue the divestiture since fair value for the business could not be obtained. A number of restructuring and other opportunities to improve business performance have been identified and are currently being executed as part of a turn-around programme due to last for the next three to five years.

        Exploit upstream hydrocarbon opportunities—SPI produces natural gas and condensate from the Temane gas field in Mozambique. We are continuing to explore for additional natural gas resources in and around the Temane and Pande onshore gas fields as well as two offshore gas fields. Moreover, SPI remains a 27.75% partner in Gabon's offshore Etame oil field. SPI has also recently entered into exploration licenses in Papua New Guinea (51% interest) and Australia (30% interest) in its quest to increase natural gas resources.

        Sasol Gas continues to focus on growing the South African gas market following the successful introduction of natural gas from Mozambique in 2004.

South African Energy Cluster

Sasol Mining

Nature of the operations and principal activities

        In South Africa, we have three coal mining operations:

  •
  Secunda Mining Complex, consisting of four underground mines (Bosjesspruit, Brandspruit, Middelbult and Syferfontein) at Secunda from which 31.9 Mt of coal was supplied to Sasol Synfuels, its primary customer, and 0.6 Mt utility coal to Eskom Holdings Limited (Eskom), South Africa's state-owned power company.

  •
  Export Complex (situated in the Secunda Mining Complex), supplied by the Twistdraai mine at Secunda, producing coal for the international market (export coal sales of 3.4 Mt) as well as a secondary product (middlings), of 2.8 Mt, supplied to Sasol Synfuels.

  •
  Sigma: Mooikraal Complex. The Sigma: Mooikraal mine near Sasolburg was brought into operation to supply utility coal to the group's utility plants in Sasolburg at a rate of about 1.7 Mt a year to replace the depleted Mohlolo underground operation and the Wonderwater high-wall operation, which are undergoing final closure and rehabilitation which is expected to be completed by the end of the 2008 calendar year.

        During 2008, total production was 42.8 Mt of coal, compared to 43.3 Mt in the previous year. Each year, saleable production volumes vary according to internal demand and export capacity.

Operational statistics

	2008	2007	2006
	(Mt, unless otherwise stated)
Sigma Mine	1.7	1.4	1.6
Secunda Mines	41.1	41.9	44.6

Total production	42.8	43.3	46.2

Saleable production from all mines(1)	40.4	41.3	44.5
External coal purchases from Anglo Operations	4.8	4.9	3.1

Sales to Sasol Infrachem, Sasolburg	1.7	1.7	1.7
Sales to Sasol Synfuels, Secunda	40.1	39.8	40.3
Additional South African market sales	0.9	1.3	2.1
Export sales (primarily Europe)	3.4	3.7	3.6

Total sales including exports	46.1	46.5	47.7

Production tonnes per continuous miner (mining production machine) per shift (t/cm/shift)	1,614	1,696	1,674

(1)
Saleable production equals our total production minus discard and includes both product sold and movements in stockpiles.

Principal markets

        We extract and supply coal mainly to our Synfuels and chemical plants under terms and conditions which are determined on an arm's length basis. We export approximately 8% of the Secunda Mining Complex's production. In 2008, external sales, primarily exports, amounted to 4.3 Mt, compared to 5.0 Mt in 2007. In a volatile currency market, average US dollar export prices achieved, increased by 45%, while the rand weakened by 4% compared to the prior year. This resulted in a net increase in the rand export coal price of 50%.

        Marketing opportunities for coal in both the international and domestic utility market continue to be explored. It is our intention to increase our presence in the international market over the ensuing decade. This is currently constrained by our throughput entitlement at the Richards Bay Coal Terminal, South Africa's only coal export outlet.

External market opportunities

         International CTL projects.    In support of SSI, Sasol Mining is involved in CTL project studies in China, USA and India. At this stage, Sasol Mining's role is to evaluate the coal feedstock supply in terms of the reserve base, the ability to mine the feedstock, pricing of feedstock, quality requirements of the coal for gasification and safety issues.

         Mafutha project.    During 2008, project Mafutha entered into the pre-feasibility study stage. In 2008, we incurred costs related to these studies of R78 million. It is anticipated that the pre-feasibility studies will be completed by the end of 2009 at a remaining estimated cost of R237 million. Sasol Mining has been retained as the business partner that will ensure the feedstock (coal) supply to the CTL plants.

         Eskom.    The short-term coal sales to Eskom from the Brandspruit Mine terminated in February 2008. The contract has not been extended and coal from the Secunda reserves has been retained to supply our Synfuels plant.

Seasonality

        The demand for coal by our Synfuels and chemical plants is consistent throughout the year. The demand for coal in Europe, the international market in which Sasol Mining is most active, is consistent throughout the year. Variations in tonnage from season to season in the export market are therefore limited.

Marketing channels

        Sasol Mining has appointed a limited number of agents in Europe to represent the company, each responsible for their own specific geographic markets. These agents operate on a commission basis and are authorised to act as intermediaries only. All sales require approval of Sasol Mining before they may be concluded with the customer.

Factors on which the business is dependent

        Being part of the Sasol value chain we are continuously engaging with Sasol Synfuels to ensure optimal delivery and utilisation of our coal resources. We also have dedicated strategic capacity management and long-term planning departments who ensure that mining and other related activities are performed in accordance with our strategic plans for the future.

        Also refer to Item 4.B "Business overview—Regulation of mining activities in South Africa".

Property, plants and equipment

        Sasol Mining operates six mines for the supply of coal to Sasol Synfuels, Sasol Infrachem (utility coal only) and the external market. The annual production of each mine, the primary market to which it supplies coal and the location of each mine are indicated in the table below:

			Production (Mt)
Mine	Market	Location	2008	2007	2006
Bosjesspruit	Sasol Synfuels	Secunda	7.3	7.6	7.8
Brandspruit	Sasol Synfuels	Secunda	7.7	7.7	8.2
Middelbult	Sasol Synfuels	Secunda	7.6	8.1	9.3
Syferfontein	Sasol Synfuels	Secunda	9.3	8.4	8.8
Twistdraai	Export/Sasol Synfuels(1)	Secunda	9.2	10.1	10.5
Sigma : Mooikraal	Sasol Infrachem	Sasolburg	1.7	1.4	1.6

			42.8	43.3	46.2

(1)
The middlings product from the export beneficiation plant is supplied to Sasol Synfuels.

Coal handling facility—Sasol Coal Supply (SCS)

        SCS at Secunda is responsible for the conveyance of coal from the mine mouth to a stock holding facility. Here the coal from the different mines is blended in order to homogenise the product that is then conveyed to Sasol Synfuels as demanded.

Beneficiation plant

        A coal beneficiation plant is operated at Secunda to enable coal export to the international market. The design throughput of the plant is 10.5 Mt per annum. The plant feedstock is supplied by Twistdraai mine via overland conveyor belts of approximately 22 km in length.

Sasol Gas

Nature of the operations and its principal activities

        Established in 1964, originally as the South African Gas Distribution Corporation Limited (Gascor), Sasol Gas operates a 2,084 km pipeline network in South Africa. Sasol Gas is a shareholder in Rompco and Spring Lights Gas (Pty) Limited (Spring Lights Gas).

        As part of the Natural Gas Project for the development, production and transportation of natural gas from Mozambique, Rompco was established as the owner of the Mozambique to Secunda gas transmission pipeline (MSP).

        Initially, Rompco was a wholly owned subsidiary of Sasol Gas Holdings. Pursuant to the Rompco Shareholders' Agreement the South African and Mozambican governments' nominated shareholders, namely the South African Gas Development Company (Pty) Limited (iGas) and Companhia de Moçambicana de Gasoduto, S.A.R.L (CMG) were afforded a deferred option to purchase in aggregate up to 50% of the shareholding in Rompco. With effect from 1 July 2005, iGas exercised its option to purchase 25% of the shares in Rompco. CMG exercised its option with effect from 2 August 2006. A total profit of R576 million has been realised on the sale of shares to the respective parties. The change in shareholding positively impacted the political risk profile of the investment in Rompco and the MSP.

        As part of Sasol Gas' commitment to broad based BEE, Sasol Gas formed a joint venture company with Coal Energy and Power Resources Limited, to form, Spring Lights Gas, in 2003 to which it sold its marketing business in the Durban South area. During 2007, the shareholders amended the existing shareholders' agreement to expand the marketing area of Spring Lights Gas, previously limited to the Durban South area, to the whole of KwaZulu-Natal. This has already realised some growth opportunities during 2007 and 2008.

        Since 1996, Sasol Gas has been using the Transnet Pipelines, Lilly pipeline for the transportation of gas to the KwaZulu-Natal market. During 2005, we renewed the gas transportation agreement to continue to use the pipeline for a duration of 17 years (until 2022), with an option to extend the agreement for a further three years.

Principal markets

        Sasol Gas markets methane-rich gas, produced by Sasol Synfuels and natural gas produced from gas fields in Mozambique. In the energy market, pipeline gas competes with crude oil-derived products, electricity and coal in various industries, such as ceramics, glass, metal, manufacturing, chemical, food and pulp and paper.

        The pipeline gas segment in the energy industry in South Africa is still in its infancy. It is expected that the market will grow further as a result of the introduction of natural gas from Mozambique since 2004. The current supply of 122.3 MGJ/a of pipeline gas increased from 112.9 MGJ/a in 2007.

Compared to developed countries, South Africa is a small consumer of natural gas as a percentage of its total energy requirements. This presents us with the opportunity to increase sales of environmentally preferred natural gas. Environmental and technological trends together with new environmental legislation are expected to entice customers to convert to gas as a substitute for environmentally less desirable energy sources. During 2008, natural gas volumes sold reached 99.2 MGJ/a and methane rich gas volumes 23.1 MGJ/a.

        Sasol Gas supplies 59.4 MGJ/a of gas to 573 industrial and commercial customers in the South African provinces of Mpumalanga, Gauteng, KwaZulu-Natal, North-West and the Free State. Besides marketing pipeline gas to these customers, natural gas is also supplied as feedstock to Sasol's facilities in Sasolburg and Secunda.

Seasonality

        The total South African demand for gas is consistent throughout the year and is generally not subject to seasonal fluctuations due to moderate temperature variances between seasons and the absence of a significant domestic market.

Raw materials

        The natural gas purchased in Mozambique from an un-incorporated joint venture consisting of Sasol Petroleum Temane Limitada (SPT), International Finance Corporation (IFC) and Companhia Moçambicana de Hidrocarbonetos, S.A.R.L (CMH) is transported by Rompco to Secunda in South Africa. Methane-rich gas is purchased from the Sasol Synfuels facility in Secunda. Sasol Synfuels has been supplying methane-rich gas to Sasol Gas since 1994.

Marketing channels

        Over 93% of the products produced by Sasol Gas are sold to end-use industrial customers by our sales and marketing personnel. We also utilise a limited number of traders and resellers to on sell the product to end-use customers.

Factors on which the business is dependant

Licences and regulations

        We are in the process of obtaining the relevant licences for the operation of transmission gas facilities in order to comply with the Gas Act and the rules published by the National Energy Regulator of South Africa (NERSA). Refer Item 4.B "Business overview—Regulation of pipeline gas activities in South Africa" for additional information.

Property, plants and equipment

        The MSP natural gas transmission pipeline owned by Rompco is a 26 inch carbon steel underground pipeline of 865 km. The pipeline starts from the natural gas central processing (CPF) facility at Temane in Mozambique and ends at the pressure protection station (PPS) in Secunda, South Africa. The instantaneous capacity of the pipeline is 136 MGJ/a with an annual average of 120 MGJ/a.

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

        The Secunda, Witbank and Middelburg distribution network receives methane-rich gas from Sasol Synfuels. The normal maximum operating pressure for this pipeline is 3,000 kPa and the capacity of the network is 10MGJ/a. The same methane-rich gas as supplied to Witbank and Middelburg is compressed and fed into the Transnet Pipelines transmission pipeline to feed our customers in the KwaZulu-Natal province. The normal maximum operating pressure for this pipeline is 5,900 kPa and the capacity of the network is 20MGJ/a.

Sasol Synfuels

Nature of the operations and principal activities

        Sasol Synfuels, based in Secunda operates a coal and gas based synthetic fuels manufacturing facility. We produce syngas primarily from low-grade coal with a smaller portion of feedstock being natural gas. The process uses advanced high temperature Fischer-Tropsch technology to convert syngas into a range of synthetic fuel components, as well as industrial pipeline gas and chemical feedstock. We produce most of South Africa's chemical and polymer building blocks, including ethylene, propylene, ammonia, phenols, alcohols and ketones. We operate the world's largest oxygen production facilities (according to Air Liquide, the French industrial gas company), currently consisting of 15 units. We are currently investigating options to expand this facility with an additional unit. As a result, we also have the capacity to recover high volumes of two noble gases, krypton and xenon.

        Major growth opportunities exist for us in the domestic and international markets. Sasol Synfuels is partnering with Sasol Technology, Sasol Oil and key chemical businesses in a feasibility study for a twenty percent increase in production. This project consists of two phases, with approximately 15 percent of the growth expected to come via natural gas and the remainder from coal based high temperature gasification. The first part of the gas based phase is currently in the execution phase, the second gas based phase as well as the coal based growth phase is in the pre-feasibility stage.

        Capital to the value of R7 billion has been approved for execution of the first stage of the Sasol Natural Gas Growth Project (SNGGP). The total cost of the first stage will be approximately R12 billion and will enable us to grow volumes by 4% on a sustainable basis. During 2008, Sasol Synfuels has incurred costs of R145 million in respect of the pre-feasibility studies related to the SNGGP. It is our intent to eventually grow volumes by a total of 20% through the utilisation of both natural gas and coal. Plans to do so are however in the early stages and have not yet been approved for commercial development. Tentative indications are that if these plans were to go ahead they would take until 2015 to complete. Since planning is at an early stage, it is premature to assess the impact they would have on our operations.

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

Raw materials

        The dominant feedstock components used by Sasol Synfuels in the production process are low grade coal obtained from Sasol Mining and natural gas obtained from Sasol Gas. Prices of low grade coal are influenced by the South African Producer Price Index while the price of natural gas is mainly determined by the international price of crude oil.

Marketing channels

        The bulk of our products are primarily marketed to other Sasol business units. A very small volume of carbon products are directly marketed to clients abroad, via commercial distribution channels.

Property, plants and equipment

  Specific product volumes

	2008	2007	2006
	(Mt)
Total production volumes	7.4	7.3	7.5

	2008	2007	2006
	(% of total production)
Liquid and gaseous fuels	64	64	65
Petrochemical feedstock	27	27	25
Carbon plus nitrogenous feedstock for fertilisers and explosives	7	7	8
Specialised cokes, creosote and related carbon and tar products	2	2	2

        Sasol Synfuels is continuing the development of an Operations Excellence approach suitable for Sasol Synfuels' manufacturing activities. Greater energy efficiency is also being pursued through new programmes aimed at reducing overall unit cost, improving environmental performance and assuring the reliability of electricity supply. This is particularly important at a time when Sasol Synfuels is pursuing significant expansion plans. Sasol Synfuels has been given approval to commence work in the year ahead for the development of a 280-megawatt power-generation plant at Secunda. This facility will be commissioned on natural gas but will eventually use waste-gas streams as an energy source to reduce costs and environmental impact as well as overall site energy efficiency.

        Overall production integrity and reliability remained at high levels throughout the year despite one unplanned shutdown due to an electrical system failure. Overall volumes in 2008 were higher due to only one phase shutdown compared to a total and phase shutdown during 2007. The completion and commissioning of the SCC plant in 2008 had an adverse effect on production volumes. Ongoing programmes are followed to improve plant reliability, availability and efficiency of operations.

        Sasol Synfuels continued to advance a series of major environmental projects as part of a wider group initiative in South Africa to reduce our environmental footprint and enhance operational efficiency. We are constructing a sulphuric acid plant at Sasol Synfuels and an ammonium sulphate facility at Sasol Nitro that is expected to cost R1,064 million. The sulphuric acid plant will use hydrogen sulphide and offtake gas from the Rectisol plant as feedstock. Sasol Nitro will convert a large percentage of the sulphuric acid into ammonium sulphate, an important fertiliser ingredient.

        We are also focusing on opportunities to reduce volumes of low-level volatile organic compounds (VOCs), as well as emissions of sulphur oxides (SOx) and oxides of nitrogen (NOx). Conceptual studies are progressing with the view to reduce emissions significantly below the VOC, SOx and NOx limits prescribed by South Africa's more stringent new legislation, the National Environmental Management:

Air Quality Act. Refer Item 4.B "Safety, health and environment—South Africa—Air protection" for additional information.

        Sasol Synfuels invested R862 million in environmental clean up projects. This amount is based on the latest forecast and includes spending on black product remediation, rehabilitation of the waste ash site and dolomite pits and the reduction of VOC emissions. The VOC emissions originate at various sources and the solutions are mostly engineering improvements on plants.

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

  Liquid fuels marketed

	2008	2007	2006
	(million m3)
Total liquid fuel sales	9.98	9.69	9.61
Total liquid fuel sales (exported)	0.84	0.83	0.77

Principal markets

        Sasol Oil's fuel production is primarily located in South Africa's industrial heartland, where an estimated 62% of the country's petrol and diesel is consumed. Our full production of approximately 8.4 million m3 of white products per year is insufficient to supply this market. The balance of the market is supplied from coastal refineries and imports, transported via the Transnet Pipelines' (previously Petronet) pipeline, road and rail tankers. Limited amounts of white products are exported overland to neighbouring countries.

  Seasonality

        The total South African demand for transportation fuels is fairly consistent throughout the year. However, slightly higher demand for petrol is evident during the December holiday period and diesel demand tends to peak during October, the summer grain planting season. Demand during the first quarter of the calendar year is generally weaker than the annual average.

        As a result of South Africa's longstanding regulatory regime, which is based on import alternatives, the local oil industry is a price taker from international markets. Local price seasonality is mainly as a result of gasoline demand during the USA summer driving season and heating fuels demand impacting on middle distillate prices in Europe during their winter. This normally results in petrol and diesel prices being higher during our winter and summer compared to the USA and Europe, respectively. During the first five months of the 2008 calendar year, international petrol and diesel price trends have been substantially different to the established historical norm. Lower demand for petrol in the USA has led to weaker petrol margins during a period that normally is characterised by strong margins as petrol stocks are increased ahead of the USA summer driving season. Conversely, diesel margins have been at historic highs and show no indication of weakness, during a traditionally low margin season. It is however too early to determine if the traditional seasonality has changed permanently.

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

  •
  Crude Oil

    Natref obtains approximately 50% of its crude oil requirements from the Middle East (of the purchases from the Middle East approximately 12,000 bpd of crude oil is purchased from Naftiran Intertrade Company Limited of Iran and approximately 20,000 bpd of crude oil is purchased from Saudi Arabia) through crude oil term contracts. The balance of the requirement is bought on the spot market from West Africa and other sources. Volatility in crude oil prices has increased since the late 1990's as result of international supply/demand dynamics and geo-politics. It appears that crude oil prices have entered a period of strength that is underpinned by tight supply and finding and development costs of new sources of oil being at all time highs. Crude oil is landed at Durban and transferred to the refinery by a 670 km pipeline owned and operated by Transnet Pipelines, a subsidiary of Transnet, which is a state-owned multi-modal transport company.

  •
  Lubricant Base Oils

    Sasol Oil owns a portion (40%) of the ESA Lubes Blend Plant in Durban. The plant is managed by Engen and blends automotive and industrial lubes to Sasol Oil specifications. Base Oils are predominantly sourced locally, with Engen being the main source. We only import when local supply is disrupted.

Marketing channels

        Sasol Oil's marketing effort can be divided into four main areas namely sales to licensed wholesalers, retail and commercial markets, marketing in African countries and overland exports into Africa as well as direct sales in the South African retail and commercial markets.

  •
  Licensed wholesalers

    Sasol Oil is predominantly a bulk supplier to licensed wholesalers. Multi-national oil companies with their own South African refining capacity, namely, British Petroleum (BP), Engen Petroleum Limited (Engen), Royal Dutch Shell (Shell), Chevron and Total South Africa (Pty) Limited (Total), rely on Sasol to supply a large part of their inland retail and commercial marketing requirement. A new type of licensed wholesaler, referred to as a Non-Refining Wholesaler, has emerged over the past three years. Non-Refining Wholesalers have limited access to retail networks and tend to compete with major oil companies in the commercial market.

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

  •
  Retail, Commercial, Lubricants, Aviation Fuel, Fuel Oil and Bitumen

    We believe that independent access to retail and commercial markets have strategic, competitive and growth advantages, and we intend to improve our position in the South African fuels market in this respect. Sasol Oil entered the South African retail market on 1 January 2004 with the establishment of the first Sasol-branded retail convenience centre. Currently our network consists of 406 Sasol and Exel branded retail convenience centres across South Africa. Sasol's current national market share is 8.8%. New site development is progressing well, although somewhat slower than anticipated, due to a challenging regulatory environment.

    The commercial business has been repositioned to become an end-user focused business. Progress is fair and a number of large supply contracts have been signed with construction, distribution and mining customers. There is potential to grow market share from the present level of 5.4%.

    Efforts for future growth in the retail and commercial business are focused in our "Marketing Corridor" consisting of the Gauteng, Mpumalanga, Limpopo, North West, Free State and KwaZulu-Natal provinces of South Africa. Currently 86% of our commercial volumes and 82% of our retail sites are within this marketing corridor. Lubricants are marketed within our group of companies and retail networks as well as specific industrial market segments.

    Exelem is a joint venture with ExxonMobil, tasked with jet fuel marketing at South Africa's premier airport, OR Tambo International. Since its inception in 2003, Exelem's market share at the airport has grown to 17%. Subsequent to year-end we acquired the remaining 49.9% of Exelem Aviation (Pty) Limited. Refer to Item 8.B "Significant changes".

    The Fuel Oil business provides a remarkably diverse range of heating fuels and applications to industrial and mining customers. The Natref refinery is situated 670 km from the coast. The resultant lack of a bunker fuels market makes this business unit crucial to ensure smooth refining operations.

    We now fully own Tosas Holdings (Pty) Limited after having purchased the 30% share of Total in November 2007. Tosas Holdings (Pty) Limited procures bitumen from Sasol Oil as well as Total and supplies customer specific solutions to the construction industry.

  •
  Africa Marketing

    Lesotho, Swaziland and Botswana are in the natural supply area of Sasol Oil's production facilities. Exel Lesotho and Exel Swaziland, fully owned subsidiaries of Sasol Oil, acquired the marketing assets of British Petroleum (BP) in Lesotho and Swaziland in 2006 and 2007, respectively. Exel Lesotho is the marketing leader in Lesotho and Exel Swaziland currently has 7% market share in Swaziland. Entry into the Botswana market has not yet been finalised.

  •
  Trading exports (Africa Overland)

    Export sales to other African countries are effected at the refinery gate, as Sasol Oil has no marketing assets in these countries. Volumes available for export to these markets are limited as a result of significant demand growth in South Africa.

Factors on which the business is dependent

        Manufacturing and wholesale licenses are required. Further, retail pump prices of petrol, the maximum refining gate price of LPG and a maximum single national retail price of unpacked illuminating kerosene are controlled by the Petroleum Controller under the Petroleum Products Act, 1977 (Act 120 of 1977).

        The methodology to determine marketing margins via controlled fuels prices is currently under review by the Petroleum Controller, and it is uncertain how the results of this review will impact on our gasoline retailing activities.

        NERSA, under the Petroleum Pipelines Act, sets tariffs for petroleum pipelines and approves tariffs for third party access to storage and marine loading facilities. This Act grants NERSA limited discretion when applying its pricing methodologies to set tariffs, which may prove advantageous for some competitors, because of different market and geographic positions. The Petroleum Pipeline Regulations, pertaining to tariff setting methodologies have been promulgated. Transnet Pipelines, the operator of all licensed pipelines in South Africa, has logged its first tariff application under the new regulations during March 2008. NERSA must consider the application within eight months. In the short-term, until a new pipeline is commissioned, it is conceivable that the current situation of crude oil pipeline tariffs being lower than finished product pipeline tariffs may be under threat. This situation may lead to negative primary transport recoveries at Natref.

        A licensing regime for activities in the South African oil industry was introduced during 2006. Manufacturing, wholesaling and retailing of petroleum products may only be conducted once a licence has been issued by the Petroleum Controller under the Petroleum Products Act, 1977 (Act 120 of 1977). Onerous application requirements and a lengthy licensing process may hamper the development of retail convenience centres in future. Refer Item 4.B "Business overview—Regulation of petroleum-related activities in South Africa" for additional information.

Property, plants and equipment

  Natref refinery operational statistics(1)

	2008	2007	2006
Crude oil processed (million m3)	3.5	3.2	3.1
White product yield (% of raw material)	88.8	90.4	89.3
Total product yield (%)	97.8	98.7	97.1

(1)
Data based on our 63.64% share in Natref.

        Natref is an inland refinery, focusing on the production of refined distillate fuels and producing only a small percentage of fuel oil and bitumen. It is designed to upgrade relatively heavy crude oil with a high sulphur content (sour) to yield about 90% white petroleum products. Crude oil selection and degree of upgrade are ultimately dictated by refinery configuration and overall economics. Products of the refinery include petrol, gasoil, commercial propane, jet fuel, different grades of bitumen and fuel oils.

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

        Under the terms of an agreement concluded between Total and Sasol, Total has the option to purchase up to 13.64% of the ordinary shares in Natref from Sasol at fair market value upon the occurrence of certain events. Since December 2003, Total has had two opportunities to increase its shareholding in Natref to 50%, the first being the termination of the Main Supply Agreements and the second the proposed transaction between Sasol and Petronas, which was subsequently prohibited by the Competition Tribunal. On both occasions Total decided not to exercise its option to increase its shareholding in Natref.

        During 2005, we invested in the Natref refinery to meet new fuel specifications, which required us to discontinue the addition of lead additive to gasoline and to produce diesel that contains less than

500 ppm sulphur. The impact of this has been that Natref's refining capacity was reduced to 89% of previous capacity. We are currently busy with initiatives and further investigations to return our share of the Natref refinery back to its previous capacity. It is foreseen that new processing units will have to be built to meet the further evolution of South African fuel specifications (required for the control of exhaust emissions from road-going vehicles in South Africa) by the earliest in 2013, and restore the resultant reduced capacity of the refinery, which will require a substantial investment of approximately R3,499 million.

        During 2008, the overall refinery availability amounted to 92.6%, mainly due to unplanned shutdowns. Of the unplanned shutdowns, the most significant were outages of the diesel hydrotreater, sulphur and distillate hydrockraker plant. The major turnaround of the fluidised catalytic cracking unit and HF alkylation unit was successfully executed in 2008.

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

The Sasol SPD™ process

        Based on our long and extensive experience in the commercial application of Fischer-Tropsch technology, we have successfully developed the Fischer-Tropsch-based Sasol SPD™ process for converting natural gas into high-quality, environment-friendly diesel and other liquid hydrocarbons. The SPD™ process consists of three main steps, each of which is commercially proven. These include:

  •
  the Haldor Topsøe reforming technology, which converts natural gas and oxygen into syngas;

  •
  our Slurry Phase Fischer-Tropsch technology, which converts syngas into hydrocarbons; and

  •
  the Chevron Isocracking™ technology, which converts hydrocarbons into particular products, mainly diesel, naphtha and LPG.

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

        The Sasol SPD™ process converts natural gas into diesel and other liquid hydrocarbons which are generally more environment-friendly and of higher quality and performance compared to the equivalent crude oil-derived products. In view of product specifications gradually becoming more stringent, especially with respect to emissions, we believe that the option of environment-friendly GTL fuels will become more appealing in time. However, the construction of GTL facilities and the production of GTL fuels require significant capital investment, at least during their initial stages, as is usually the case with the application of new technologies. GTL diesel can be used with optimised engines for best performance, although it can also be utilised with current compression ignition engines. GTL diesel is used as a cost-competitive blend stock for conventional diesels, thereby enabling diesel producers to improve the quality and capacity of their existing diesel without investing substantially in sophisticated new plants and infrastructure. We anticipate the combined factors of GTL diesel's superior characteristics and the prevailing market conditions in developed economies will enable GTL diesel to command premium prices for either niche applications or as a blend stock for upgrading lower- specification products.

        In support of this growth driver, our team of researchers continues to advance our GTL technology, including our proprietary low-temperature Fischer-Tropsch Slurry Phase reactor and cobalt-based catalysts.

GTL developments utilising the Sasol SPD™ process

        In June 1999, Sasol and Chevron Corporation, agreed to create a global alliance, Sasol Chevron (SC), a 50/50 joint venture between Sasol and Chevron, in order to identify and implement ventures based on the Sasol SPD™ process as part of our strategy to exploit our Fischer-Tropsch technology and to develop and commercialise the GTL process. We believe that there are considerable synergies between the two companies, which will enable the alliance to accelerate both the implementation of GTL ventures and the development of markets for the new products, to be produced from the ventures that will be established. We finalised and implemented our global joint venture in October 2000. SC and SSI continue to be involved in exploratory discussions and feasibility studies with some of the world's gas-rich countries, including inter alia, Qatar, Nigeria and Australia, with a view to develop GTL plants over the next decade.

        In 2008, Sasol entered into negotiations to reduce its interest in the Nigerian GTL project from 37.5% to 10%, while still providing full technical and manpower support to the project. Agreement in principle has been reached and it is envisaged that the detailed negotiations will be completed by 31 October 2008, subject to obtaining the relevant regulatory and other approvals. Once the sale has been concluded, the 10% interest retained by Sasol will be classified accordingly upon conclusion of the agreements. The significant change in the total estimated cost of the project, the delay in completion, along with other factors impacting on the project's economics had resulted in an impairment of the asset of approximately R362 million in 2008.

CTL developments utilising Sasol's proprietary Fisher Tropsch technology

        In June 2006, Sasol announced the signing of co-operation agreements with the Shenhua Group Corporation Limited and the Shenhua Ningxia Coal Industry Group Company Limited of the People's Republic of China to proceed with the second stage of feasibility studies to determine the viability of two 80,000 barrels per day (bpd) CTL plants, respectively, in the Shaanxi Province and in the Ningxia Hui Autonomous region. In November 2007, Sasol approved an amount of US$140 million for its share of these studies.

        In August 2008, Sasol and the Shenhua Ningxia Group agreed to proceed with only one 80,000 bpd plant in the Ningxia Hui Autonomous Region of China, about 1,000 km west of Beijing. The proposed site in the Ningdong Chemical and Energy base has excellent infrastructure and this decision will enable the project schedule to be accelerated. There are abundant coal reserves in the proximity of the large well laid out site, providing the platform for future expansion. The results of the feasibility study are expected in 2010. The Shaanxi feasibility study will not proceed at this stage.

        We have initiated an engagement with key stakeholders to ensure the establishment of an enabling environment for a viable CTL industry to evaluate the potential for a CTL project in India. This has resulted in the decision to open a representative office in Mumbai with an initial complement of six specialists. Sasol and the Tata group of India have signed agreements to form a 50/50 joint venture company and have applied for the allocation and allotment of coal blocks for the development of a potential coal-to-liquids (CTL) project in India following recent changes to key legislation which now enable CTL projects to qualify for captive end use for coal reserves.

        We are also evaluating the viability of a CTL facility in a number of coal-rich states in the USA.

Principal markets

        The ultra-low-sulphur GTL diesel that will initially be sold as a blend stock to produce on-specification automotive diesel from middle distillate product streams will be derived from conventional oil refining. The GTL naphtha will be sold to naphtha crackers that produce olefins such as ethylene.

Seasonality

        GTL product prices reflect the seasonal behaviour of global petroleum product markets.

Raw materials

        Oryx GTL, a 51% Qatar Petroleum and 49% Sasol Joint Venture, purchases natural gas feedstock from ExxonMobil Middle East Gas Marketing Limited under a gas purchase agreement with a contractual minimum off-take volume. The agreement commenced in January 2006 and is valid for a term of 25 years with an option to extend for a further 7 years.

Marketing channels

        The products produced by Oryx GTL are marketed by Sasol Synfuels International Marketing under a take-or-pay agreement.

Factors on which the business is dependent

Technology

        SSI is dependant on the successful integration of various technologies also referred to in the description of the Sasol SPD™ process.

Feedstock

        The growth of the SSI business depends on the availability of competitively priced natural gas and coal reserves.

Increasing cost challenges

        Our GTL and CTL ventures and projects have not been spared the general challenges experienced by the industry caused by the sharp increase in commodity prices and hence project cost. Because of the fortunate timing of the project award and planning of orders for the major equipment our GTL project in Qatar has experienced only a limited impact on cost. However, the GTL project in Nigeria is experiencing substantial capital cost increases.

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

Property, plants and equipment

        US$700 million limited recourse project financing for the Oryx GTL venture is secured by a lien on the tangible and intangible assets of Oryx GTL, comprising the plant and related assets.

Plant description	Location	Design capacity
Oryx GTL	Ras Laffan Industrial City in Qatar	34,000 bpd (nominal)

Sasol Petroleum International

Nature of the operations and its principal activities

Mozambique

        Our natural gas extraction and processing activities on the Temane reservoir have been fully operational since the first quarter of the 2004 calendar year. Current gas production levels are in line with original expectations at the time of project approval.

        Whilst the Mozambican government has been a 30% partner in the gas field development since inception, they have now also acquired an interest in the gas processing plant. With effect from 1 April 2006, the effective ownership structure of the current business in Mozambique is 70% Sasol Petroleum Temane Limitada (SPT), 25% Companhia Moçambicana de Hidrocarbonetos S.A.R.L (CMH) and 5% International Finance Corporation (IFC).

        Onshore development activities continue to enable gas supply to the market as planned. The 2007/08 drilling campaign has recently finished, adding 14 development wells to Pande and Temane. The flowline and trunkline project to take Pande gas to the Central Processing Facility is planned for beneficial operation in the first quarter of the 2009 calendar year.

        Good progress has been made in the Offshore Blocks 16 and 19. We have fulfilled our license commitment for the initial exploration period with the recently completed 2D seismic shoot. In addition, we have contracted with a drilling rig for two offshore exploration wells. These exploration activities are aimed at further expansion of gas resources in support of market opportunities that have been identified, both in South Africa and in Mozambique.

        As part of our strategy to expand our resource base in Mozambique, we have bid for and been awarded Block A as part of the recent Mozambique licensing 3rd round.

Gabon

        In Gabon, we hold a 27.75% interest in the Marine Permit, operated by Vaalco Gabon (Etame) Inc. Exploration efforts resulted in the discovery of the Etame oil field in 1998. The field came on stream in 2002 at an average rate of 15,000 bpd. During the first half of 2008, the field produced at an average oil rate of 11,500 bpd. The Etame field is currently producing from one vertical and three horizontal wells. The field produces through a Floating Production Storage and Off-loading (FPSO) vessel moored above the Etame field.

        The Avouma field was brought on stream in January 2007. The field produces from two wells via a minimum facilities fixed platform tied back by pipeline to the Etame FPSO with production comingled on the vessel. During the second quarter of 2008, the Avouma field produced at an average oil rate of 11,000 bpd. Current production from the combined Etame and Avouma Fields is approximately 22,500 bpd (gross).

        The Ebouri Field discovered in January 2004 is currently under development with the first oil expected to be produced in early 2009. Development is via a minimum-facilities platform and a single horizontal well tied back to the Etame FPSO.

        Following a technical and strategic review of the Dussafu Marine Permit, we sold our 50% interest in this permit, the Dussafu Marine Permit offshore Gabon, to Harvest Natural Resources in April 2008 realising a profit of US$4.5 million.

Nigeria

        Through our relationship with Chevron we have gained entry into some highly prospective exploration acreage in the deep water offshore Nigeria. We have accepted a 5% interest in the OPL 214 permit and the farm-in is completed. A successful exploration well was drilled in 2005 on the Uge structure. The partners entered the second exploration phase in June 2006 and the second Uge exploration well was drilled in November/December 2007. A third exploration well on the Orso structure was drilled in January 2008.

        We currently hold a 5% interest in the OPL-249 permit. The license includes part of the Bonga SW/Aparo field on which a development plan has been accepted by the Nigerian government. The final investment decision is currently expected to be taken in late in the 2008 calendar year. Sasol has a 0.375% interest in this very large field. The license area also includes the potential development of the N'Siko field. The pre-feasibility study was completed early in the 2007 calendar year and Star Ultra Deep Petroleum Limited (the Operator) is in discussions with the government prior to awarding the Front End Engineering and Design work.

        We have accepted a 6% interest in the OPL 247 license. Extensive 3D seismic data/studies have been acquired and interpreted. The first exploration well is expected in 2009. We accepted the opportunity to take up a 5.1% interest in Block 1 of the Nigeria/Sao Tome Principe joint development zone. Prior to Sasol's entry, the partners drilled a successful discovery well in 2005. Additional prospects are being evaluated and the second exploration well is in the planning phase.

South Africa

        We are a 10% partner in a prospecting sub-lease agreement in Block 3A/4A, offshore of South Africa's west coast. The farm-out agreement between Sasol and BHP Billiton has been completed, with operatorship of the block transferred to BHP Billiton upon commencement of the second exploration period. BHP Billiton also concluded a farm-out agreement for a 30% participating interest with the South African State Oil Company, PetroSA.

Recent acquired exploration licenses

        We have recently obtained a 51% working interest in four hydrocarbon prospecting licenses covering a land area of 37,000 square kilometres, close to established gas fields in the "foreland" area of Papua New Guinea.

        We also acquired a 30% working interest in a license in the Northwest shelf, offshore Australia for which final government approval is awaited.

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

Gabon production

        Oil production from operations is sold internationally on the open market.

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

Gabon production

        An annual sales contract is typically entered into based on a competitive bidding process and prices are linked to international prices at the time of sale.

Property, plants and equipment

Mozambican production

        Our gas processing facilities in Mozambique are located some 700 km north of the capital, Maputo. Ownership is shared with the Mozambican government through CMH (25%) and the IFC (5%).

Gabon production

        The production occurs through a dedicated FPSO vessel. This is moored offshore at the field site.

Chemical Cluster

Sasol Polymers

        Our polymer-related activities are managed in two separate entities, Sasol Polymers, a division of Sasol Chemical Industries Limited, and Sasol Polymers International Investments (Pty) Limited (SPII), a subsidiary of Sasol Investment Company (Pty) Limited. SPII manages our international operations.

Nature of the operations and its principal activities

        In Sasol Polymers, we produce ethylene by separating and purifying an ethylene-rich mixture and by cracking of ethane and propane supplied by Sasol Synfuels. Propylene is separated and purified from a Fischer-Tropsch stream produced in the Sasol process. The ethylene is polymerised into low density polyethylene (LDPE), linear low density polyethylene (LLDPE) and the propylene into polypropylene (PP). We operate a fully integrated chlor-alkali/polyvinylchloride chain. Ethylene and chlorine, from on-site chlor-alkali plants, are reacted to produce vinyl chloride monomer and then polymerised to polyvinylchloride (PVC). Caustic soda, hydrochloric acid, sodium hypochlorite and calcium chloride are other chlor-alkali products which are produced. Sodium cyanide is produced from methane, ammonia and caustic soda.

        We are a major South African plastics and chemicals operation and our vision is to be a world-class producer and supplier of quality monomers, polymers, chlor-alkali chemicals and mining reagents.

        In South Africa Sasol Polymers has five operating businesses:

  •
  Monomers;

  •
  Polypropylene;

  •
  Polyethylene;

  •
  Vinyls; and

  •
  Chemicals.

        We now fully own Peroxide Chemicals (Pty) Limited, a manufacturer and supplier of organic peroxide chemicals, having purchased the 40% share owned by Degussa Africa (Pty) Limited during 2008 for a consideration of R4.7 million.

        In Sasol Polymers International Investments we manage the following international investments:

  •
  Our 12% shareholding in Optimal Olefins (Malaysia) Sdn Bhd (with Petronas of Malaysia and The Dow Chemical Company of the USA), a manufacturer of ethylene and propylene. Optimal Olefins produces 600 kilotons per annum (ktpa) ethylene in an ethane/propane cracker. The cracker co-produces 90 ktpa of propylene.

  •
  Our 40% shareholding in Petlin (Malaysia) Sdn Bhd (with Petronas of Malaysia), a manufacturer and supplier of LDPE. A 255 ktpa tubular plant is operated by Petlin (Malaysia).

  •
  Our 50% shareholding in Arya Sasol Polymer Company in Iran with Pars Petrochemical Company, a subsidiary of the National Petrochemical Company of Iran, a manufacturer and supplier of ethylene (1,000 ktpa), LDPE (300 ktpa), and medium and high density polyethylene (300 ktpa). The ethane cracker was commissioned in November 2007 and has produced more than 200,000 tons of ethylene so far, which was mostly exported. The low-density polyethylene plant started up in May 2008 and is expected to reach beneficial operation in the fourth quarter of this calendar year, while the medium and high-density polyethylene plant is on a similar schedule for beneficial operation.

  •
  A 40% share in Wesco China Limited (with Rhine Park Holdings), a polymer distributor in China and Taiwan.

Principal markets

        Over the past three years between 69% and 80% of Sasol Polymers' revenue has been earned from sales into the South African market.

        We are the sole polymer producer of PVC, LDPE and LLDPE in South Africa and have the leading share of sales of these products in South Africa, where the competition is in the form of polymer imports primarily from Asian and Middle Eastern producers. We supply 160 ktpa ethylene and 100 ktpa propylene under contract to Safripol (Pty) Limited (Safripol) in Sasolburg, South Africa, by pipeline for the production of HDPE and polypropylene, respectively. We compete directly with Safripol in the polypropylene market, where we have a significant share of the South African market. Caustic soda is sold primarily in South Africa into the pulp and paper, minerals beneficiation and soap and detergent industries. We hold a 49% share of the caustic soda market. Other suppliers of caustic soda to South African consumers are NCP Chlorchem, a local producer, the Mondi Paper Company who produces caustic soda for its own use and importers who provide the shortfall.

        We are the sole local producer of sodium cyanide solution which is sold to local gold producers. Sales are expected to rise in line with investment in dump retreatment in view of the buoyant gold and uranium prices.

        Currently, we export polymers from our South African operations, 35% is sold into West Africa (Nigeria, Angola, Ivory Coast, Senegal and the Democratic Republic of Congo); 23% is sold into China; 4% into South America; 14% into East Africa (Tanzania, Uganda and Kenya); 11% into Southern Africa (Zimbabwe, Zambia, Malawi, Mozambique and Swaziland) and 13% into Western Europe with Italy being the largest market. Product from the Petlin plant in Malaysia is sold into Malaysia, India, China, Australia and New Zealand. Polymer marketing activity has not yet taken off from our Iran operations while ethylene is being exported into South East Asia.

Seasonality

        Global polymer demand does not show any marked annual seasonality although higher demand tends to arise in the third quarter of each calendar year as converters stock up for increased sales in the December holiday period.

        The global polymer industry is, however, cyclical in terms of margins earned, given lumpy investment patterns caused by large capital requirements and size of plants. The duration of a typical cycle has been seven years and margins can vary from low trough conditions to extreme peak conditions. During tight supply/demand periods, which usually coincide with increases in economic activity as measured by gross domestic product (GDP), margins may increase disproportionately with high peaks. Over time margins reduce as investment is stimulated or as demand slows down in line with GDP. It may happen that too much capacity is installed which results in collapsed margins.

Raw materials

        Feedstock for ethylene and propylene in South Africa is purchased from Sasol Synfuels at market-priced fuel-alternative values. The mechanism for determining the fuel-alternative value is based on the South African Basic Fuel Price (BFP) mechanism administered by the Department of Minerals and Energy. Feedstock prices have increased in line with the oil price. Salt used in our chlor-alkali production process is imported from Namibia and Botswana at US-dollar denominated prices. Electricity is purchased from Eskom, South Africa's state-owned electricity provider.

        Feedstock namely, ethane and propane, for SPII's joint venture cracker in Malaysia (Optimal Olefins) is purchased from Petronas at set prices, unrelated to oil, that escalates annually in line with US inflation rates. Petlin (Malaysia) buys its ethylene feedstock from Optimal Olefins at prices related to the South East Asian ethylene market. Arya Sasol Polymer Company (SPII's joint venture in Iran) buys its feedstock, ethane, from the Pars Petrochemical Company at a set price, unrelated to the oil price. In times of high oil prices this provides a competitive advantage to the operations in Malaysia and Iran, compared to crude oil based producers.

Marketing channels

        Our sales in South Africa are made directly to customers using our own marketing and sales staff. Sales offices are located in Johannesburg, Durban and Cape Town. Account managers are responsible for management of our relationship with customers. Sales administration staff manages order processing, logistics and payment collections.

        For exports from South African operations, an international trading business was established to sell directly into Southern Africa and through distributors and agents into East and West Africa, the Far East, Europe and South America. All sales, administration and logistics are arranged from the Johannesburg office. Exports from Arya Sasol in Iran will be handled by Sasol Polymers Middle East, a newly established marketing company in Dubai and wholly owned by SPII.

Property, plants and equipment

        The following table summarises the production capacities of each of our main product areas.

  Production capacity

Product	South Africa (ktpa)	Malaysia(1) (ktpa)	Iran(1) (ktpa)
Ethylene	618	72	500
Propylene	950	11	—
LDPE	220	102	150
MD/HDPE	—	—	150
LLDPE	150	—	—
Polypropylene-1	220	—	—
Polypropylene-2	300	—	—
Ethylene dichloride	160	—	—
Vinyl chloride	205	—	—
PVC	190	—	—
Chlorine	145	—	—
Caustic soda	160	—	—
Cyanide	40	—	—
Hydrochloric acid	90	—	—
Calcium chloride	10	—	—

    (1)
    Includes our attributable share of the production capacity of proportionately consolidated investees.

Sasol Solvents

Nature of the operations and its principal activities

        We are one of the leading manufacturers and suppliers of a diverse range of solvents, co-monomers and associated products. Solvent products are supplied to customers in approximately 110 countries and are used primarily in the coatings, printing, packaging, plastics, pharmaceutical, fragrance, aerosol paint and adhesive industries, as well as in the polish, cosmetics, agriculture and mining chemicals sectors. Hexene and octene are used as co-monomers in polyethylene production.We have production facilities in South Africa at Secunda, Sasolburg, and Germiston and in Germany at Moers and Herne. Our product range includes ketones, glycol ethers, acetates, alcohols, acrylates, hexene and octene, fine chemicals and mining chemicals. Our joint venture with Huntsman Corporation (Sasol Huntsman) produces maleic anhydride in Europe. We believe that the breadth of our product portfolio provides a competitive advantage relative to the more limited portfolios of some of our competitors in the global market.

        In January 2008, we dissolved the Sasol Dia Acrylates joint venture in South Africa, acquiring Mitsubishi Chemical Corporation's entire interest in this business for a consideration of R229 million. This business, renamed Sasol Acrylates, has subsequently been integrated into our South African portfolio.

Principal markets

        In 2008, approximately 1.72 Mt of products were sold worldwide. Our global business is managed from offices in Johannesburg in South Africa. We have sales offices in Europe, Asia, the Middle East and the USA.

        We market our products throughout the world, with a large proportion of our alcohols being distributed in Europe. We are the leading producer of solvents in South Africa and, with the start-up of our third octene plant, we are the global market leader in co-monomers based on production capacity.

        Our competition varies depending on the products sold and includes a number of major international oil and chemical companies. Our competitors include ExxonMobil, Shell Chemicals, BP Chemicals, Chevron Phillips, Ineos, the Dow Chemical Company, Celanese and Eastman.

Seasonality

        Production and sales volumes are generally not subject to seasonal fluctuations but tend to follow the broader global industry trends. In terms of the global cyclical nature of our products, periods of high demand and higher prices are followed by an increase in global production capacity which can depress global margins.

Raw materials

        Feedstocks for our operations in Secunda are derived mainly from Sasol Synfuels at market-priced fuel-alternative values based on the Basic Fuel Price. Fluctuations in the crude oil price and rand/US dollar exchange rate have a direct impact on the cost of our feedstocks and hence on margins. Feedstocks in Sasolburg are derived from Sasol Polymers (based on fuel-alternative value) and Sasol Infrachem based on a long-term supply contract price with an annual escalation clause based on inflation.

        Ethylene, propylene and butane, used in our production facilities in Germany, are purchased at market prices from third party suppliers under a combination of long-term supply contracts and open market purchases. The prolonged high crude oil price, and thus the feedstock price is placing severe pressure on the cost of production at these facilities.

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

Marketing channels

        We operate thirteen regional sales offices and seven storage hubs in South Africa, Europe, the Asia-Pacific region, the Middle East and the USA. We utilise a number of distributors and agents worldwide as an extension of our sales and marketing force to enable increased market penetration.

        A combination of product and account managers ensures continued, long-term relationships with our customers. Our in-house sales and administrative staff manage order processing, logistics and collection of payments as well as customer relationships. The use of bulk supply facilities situated in China, Dubai, Singapore, South Africa and the United States allows for timely delivery to our customers.

Factors on which the business is dependant

        Our plants operate using a combination of proprietary technology developed by Sasol, primarily by Sasol Technology, as well as technology licensed from various suppliers. Our acrylates and n-butanol technology is licensed from the Mitsubishi Chemical Company. Our maleic anhydride technology (utilised in Sasol Huntsman) is licensed from Huntsman. We also license MiBK technology from Uhde and hydroformylation technology for use in our Safol and octene 3 plants from Davy Process Technology.

        We license our technology for alcohol recovery to PetroSA. Being fully integrated into the Sasol operations in South Africa, we are dependant on Sasol Synfuels and Sasol Infrachem for the supply of both our raw materials and utilities (electricity, water and air).

        We are in the process of obtaining the relevant data required in order to comply with the European Chemical Policy, Registration, Evaluation and Authorisation of Chemicals (REACH), which became effective on 1 June 2007. The estimated costs of compliance over the next ten years amount to approximately €6 million.

Property, plants and equipment

  Production capacity

Product	Facilities location	Total(1)
		(ktpa)
Ketones		328

• Acetone	South Africa	175
• MEK	South Africa and Germany	125
• MiBK	South Africa	28
Glycol ethers		80

• Butyl glycol ether	Germany	80
Acetates		66

• n-Propyl acetate	South Africa	12
• Ethyl acetate	South Africa	54
Mixed alcohols	South Africa	227
Pure alcohols		853

• Methanol (C1)	South Africa	140
• Ethanol (C2)	South Africa and Germany	254
• n-Propanol (C3)	South Africa	54
• Isopropanol (C3)	Germany	240
• n-Butanol (C4)	South Africa	150
• iso-Butanol (C4)	South Africa	15
Acrylates		125

• Ethyl acrylate	South Africa	35
• Butyl acrylate	South Africa	80
• Glacial acrylic acid	South Africa	10
Co-monomers (hexene and octene)(2)		356

C5-C8 alpha olefins	South Africa	356
Anhydrides		30

Maleic anhydride	Germany	30
Other	South Africa and Germany	39

      (1)
      Consolidated nameplate capacities excluding internal consumption, including our attributable share of the production capacity of our Sasol-Huntsman joint venture.

      Nameplate capacity represents the total saleable production capacity. Due to the integrated nature of these facilities, the requirement for regular statutory maintenance shutdowns and market conditions, actual saleable volumes will be less than the nameplate capacity.

      (2)
      Including the third octene plant with a capacity of 100 ktpa which was brought into operation at the end of June 2008.

        Approximately 70% of our production capacity is at sites in South Africa and 30% in Germany. Our third octene plant, with a nameplate capacity of 100 ktpa started up at the end of June 2008.

        Construction of an additional methyl iso-butyl ketone (MiBK) train using improved Sasol technology, which will increase capacity to almost 60 ktpa, is progressing with beneficial operation planned for the middle of the 2009 calendar year.

        Sasol-Huntsman has announced plans to increase its total production capacity from 60 ktpa to 105 ktpa through the construction of a second 45 ktpa reactor and purification section, with the new capacity being available from the first quarter of the 2011 calendar year.

Sasol Olefins & Surfactants

        Previously we had announced our intention to consider the divestiture of the Sasol Olefins & Surfactants (O&S) business subject to fair value being received and substantial work was undertaken to prepare the business for sale and attempt to sell it. In 2007, we announced our decision to terminate the divestiture process and retain and restructure the business, for which we are envisaging a time frame of three to five years. The reason for the termination of the sale was that fair value could not be obtained.

        A restructuring programme has been implemented and the shut down for an indefinite period of Baltimore, USA and Porto Torres, Italy LAB facilities as well as normal paraffin production in Augusta, Italy have been announced to date. The overall turnaround process focuses on fixed and variable cost reduction, margin improvement, disposal or shutdown of underperforming assets and an organisational overhaul.

        After the first year, the turnaround process has started to bear fruit. Capacity reductions through LAB plant closures have rebalanced the market, while margin improvements have resulted from higher prices. The organisational restructuring is however still in its early phase. It is still anticipated that the full turnaround programme will only be completed in the next two to four years.

        In 2008, Sasol O&S, commissioned a new joint venture plant in China producing alcohols, derived from vegetable oils.

Nature of the operations and its principal activities

        Sasol Olefins & Surfactants comprises five areas of activities, grouped into two business divisions, namely the Organics and Inorganics Divisions.

        The Organics Division consists of:

  •
  Alkylates;

  •
  Alcohols;

  •
  Surfactants and intermediates; and

  •
  Ethylene.

        The Inorganics Division consists of:

  •
  Speciality alumina;

  •
  Ultra-high purity alumina; and

  •
  Zeolites.

Alkylates

        The main alkylate products are paraffins, olefins (including poly-internal olefins) and linear alkylbenzene (LAB). LAB is the feedstock for the manufacture of linear alkylbenzene sulfonate (LAS), an essential surfactant ingredient for the detergents industry. Paraffins (n-paraffins) and n-olefins are produced mainly as feedstock for the production of LAB and oxo-alcohols. A portion of this business unit's products are used internally for the production of downstream surfactants.

Alcohols

        These products cover a diversified portfolio of linear and semi-linear alcohols of carbon range between C6 and C22+. The diversity of this product portfolio is supported by the wide range of raw materials (petrochemical, oleochemical and coal-based), technologies and manufacturing facilities used. A portion of the alcohols production is consumed internally to produce surfactants and specialty plasticisers.

Surfactants and intermediates

        These products include nonionic and anionic surfactants, based on alcohol and alkylates and other organic chemicals. Other organic intermediate chemicals include ethylene oxide, alkyl phenols, alkanolamines, fatty acid esters, etc.

Ethylene

        Our ethane-based cracker in Lake Charles, Louisiana produces ethylene for the United States market.

Inorganics

        These products involve mainly alumina products both as co-products from the Ziegler units (together with alcohol) as well as in dedicated production units. The alumina is upgraded by means of a variety of technical processes to adapt the product characteristics, in some cases to highly specialised products. This division also produces zeolites in a production facility in Italy.

Principal markets

        The bulk of the production from the alkylates product group and surfactants business unit ends up as surfactants, either produced internally or by other parties having acquired the intermediates from us. The bulk of these surfactants result in the making of detergents or industrial or institutional cleaning products. The main competitors include: ExxonMobil, Shell and Petresa in n-paraffins; Huntsman, Petresa and ISU in the LAB market; and Huntsman and Cognis in the LAS market.

        Although a substantial portion of the alcohols and surfactants business unit products also end up in detergents and industrial and institutional products, these products also find wide application in industries such as metalworking, flavours and fragrances, personal care, cosmetics, plastic additives, textiles and agriculture. The main competitors include Shell, BASF and Cognis. In the future, significant additional oleochemical-based alcohol capacity is expected to come on stream in the Far East.

        Aluminas from the inorganic specialties business unit are used in a broad range of applications, including catalyst support, raw material for ceramics, coatings and polymer additives. Competitors in aluminas include UOP, Grace and BASF Catalyst. Zeolites are used as softening components in detergents. There are numerous competitors in zeolites.

        Ethylene is sold to plastic manufacturers in the US Gulf Coast region and is used internally to manufacture alcohols and ethylene oxide. There are numerous competitors in the United States ethylene market. It is expected that projected increases in ethylene production capacity in the Middle East will impact mainly naphtha-based crackers in the USA.

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

Raw materials

        The main raw materials and feedstocks used in this business are kerosene, benzene, ethane, ethylene and aluminium (all purchased externally with the exception of some portion of our ethylene which is produced at our Lake Charles facility). The prices of most of these materials are related to crude oil and energy pricing and the prices follow the crude oil and energy pricing reasonably closely. Over the past four years crude oil and energy prices have been increasing steeply. In view of the expected increase in oleochemical-based alcohol production, the differential between crude oil and natural oils is expected to become increasingly important in determining competitiveness.

Marketing channels

        Over 90% of the products produced by Sasol Olefins & Surfactants are sold directly to end-use customers by our sales and marketing personnel. A limited number of distributors are used. Approximately 60% of the total sales by Sasol Olefins & Surfactants are conducted under annual and in some cases multi-year contracts.

Factors upon which the business is dependent

        The business, especially margins, is dependent on the supply and demand of the various products that we make and the feedstock costs. Demand growth is typically GDP driven with some exceptions of higher growth products and markets. Supply is primarily influenced by the build-up of new capacity in the developing regions, especially China, India and Southeast Asia. Feedstock costs generally follow the trends of crude oil and vegetable oil.

        We are in the process of obtaining the relevant data required in order to comply with the European Chemical Policy, Registration, Evaluation and Authorisation of Chemicals (REACH), which became effective on 1 June 2007. The estimated costs of compliance over the next ten years amount to approximately €30 million.

Property, plants and equipment

        The following table summarises the production capacity for each of our main product areas.

  Production capacity

Product	Facilities location	Total
		(ktpa)
Surfactants	United States, Europe, Far East, Middle East	1,000
C6+ alcohol	United States, Europe, South Africa, Far East	600
Ethylene	United States	455
Inorganics	United States, Europe	170
Paraffins and olefins	United States, Europe	770
LAB	United States, Europe	435

Other chemical activities

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

        The overall volume of products marketed by the business amounts to 700 ktpa, of which 30% are products derived from the Fischer-Tropsch process. The main product portfolio includes paraffin waxes, both fully refined and semi-refined, produced and marketed in various grades, as well as Fischer-Tropsch-based synthetic waxes which include the Fischer-Tropsch-derived hard wax, the Fischer-Tropsch-derived medium wax and liquid paraffins in the carbon range C5 through C20. Various specialty blends of waxes are also produced and marketed. We continue to develop niche markets for higher-value specialty waxes, such as those used by the cosmetics, pharmaceutical, construction-board, adhesive, polymer additives, inks and coatings and bitumen additive industries. Our wholly owned subsidiary, Lux International Corporation, provides us with specialty wax blending facilities on the west coast of the USA. We also produce wax emulsions at our facilities in Germany, Austria, South Africa, Egypt, USA and the United Kingdom. We produce and market petroleum jelly and trade in white-oils to support our personal care business.

        We manufacture and sell candles from our subsidiary, Price's Candles in South Africa. We supply the Middle East market as well as our operations in Hamburg with additional paraffin waxes from our subsidiary, Alexandria Wax Products Company, located in Egypt.

Principal markets

        The division markets its products globally, but its main markets are in Europe, the United States and Southern Africa. Approximately 30% of waxes are sold to candle manufacturing companies and the balance is sold to numerous market segments, including cosmetics, pharmaceutical, construction-board, adhesive, polymer additives, inks and coatings and bitumen additive industries. N-paraffins are sold predominantly into the drilling-fluids market (west coast of Africa) and for use in the plastics industry (mainly South Africa, India and the Far East).

        The overall world market for waxes is estimated at about 3,500 ktpa and our main competitors in the commodity market are Exxon Mobil, Shell, China Oil and Sinopec. In specialty wax markets our main competitor is H & R Wax Company. Shell Malaysia is the only other hard wax producer.

Seasonality

        The candle market in Europe is seasonal in nature, with demand peaking prior to the Christmas season. In South Africa, demand is relatively stable although higher demand is evident in the winter season.

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

Factors upon which the business is dependent

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

        We are in the process of obtaining the relevant data required in order to comply with the European Chemical Policy, Registration, Evaluation and Authorisation of Chemicals (REACH), which became effective on 1 June 2007. The estimated costs of compliance over the next ten years amount to approximately €6 million.

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

        In the United States, our wholly owned subsidiary is based in Richmond, California. The facility receives refined and other waxy products from the Far East and from within the USA. We have an office in Shelton, Connecticut, engaged predominantly in marketing and trading activities, both in Fischer-Tropsch-derived and paraffin waxes. The total product manufactured and traded by Sasol Wax Americas, Inc and Lux International Corporation in the United States amounts to approximately 110 ktpa.

  Production capacity

Product	Facilities location	Total
		(ktpa)
Paraffin wax and wax emulsions	Germany	430
FT-based wax and related products	South Africa	240
Paraffin wax	South Africa	30
Paraffin wax	United States	100

Sasol Nitro

Nature of the operations and its principal activities

        Sasol Nitro, our nitrogenous products division, manufactures and markets ammonia, fertilisers, commercial explosives and related products. The division also markets ammonia, sulphur and specialty gases produced by other Sasol divisions. All production activities are located in South Africa. The business' products are sold within South Africa with limited exports, mainly into Southern Africa.

        The division's product portfolio includes:

  •
  ammonia and related products;

  •
  nitric acid;

  •
  ammonium nitrate solution;

  •
  sulphuric acid;

  •
  sulphur;

  •
  hydrogen;

  •
  specialty gases;

  •
  phosphoric acid and phosphate derivatives;

  •
  various grades of fertiliser;

  •
  ammonium sulphate;

  •
  explosives-grade ammonium nitrate;

  •
  various packaged explosives; and

  •
  explosive accessories—non-electronic initiation systems, boosters and detonating cord.

        In September 2007, we disposed of 50% of our investment in Sasol Dyno Nobel (Pty) Limited, realising a profit of R114 million. Our remaining 50% shareholding is accounted for as a joint venture.

Principal markets

        About half of Sasol's total ammonia production is used to produce Sasol Nitro's ammonium nitrate-based fertilisers and explosives. The balance is sold mainly to other South African explosives and fertiliser manufacturers with relatively small quantities sold for use in other industrial applications, which include chemical manufacture and mineral beneficiation.

        Sasol is the only ammonia producer in South Africa with Sasol Nitro producing approximately half of this ammonia at its ammonia plant in Sasolburg. Sasol Nitro also markets 330 ktpa ammonia produced at the Secunda Complex.

        South Africa is a net importer of ammonia with about 10% of total requirement imported during the current financial year. Omnia and AEL are Sasol Nitro's two major customers for ammonia and they also compete with Nitro in the downstream fertiliser and explosives markets. We have entered into market-related contractual arrangements with these and other ammonia customers.

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

        Most raw materials for non-electronic initiation systems are imported from the USA. Our joint venture, Sasol Dyno Nobel (Pty) Limited, is currently investigating the substitution and backward integration of part of this supply.

        Sulphur is used to produce sulphuric acid. Sulphuric acid is used to produce phosphoric acid from the phosphate rock, supplied by Foskor (Pty) Limited. Although most of South Africa's sulphur requirements are imported from the Middle East or Canada, some sulphur is produced by Sasol in Secunda and in Sasolburg. All potassium requirements for fertilisers in South Africa are imported.

Marketing channels

        Fertiliser is supplied to the farming community via agents, dealers and co-operatives. Sasol Nitro also exports fertiliser to a limited extent into Southern Africa with deep sea exports of magnesium nitrate hexahydrate.

        Explosives and explosive accessories are supplied to the Southern African mining industry.

Factors on which the business is dependent

        The profitability of the business is dependant on the effect of the international ammonia price, fertiliser commodity prices and the exchange rate. The effect of mining commodity prices influences the demand for explosives while the effect of maize and other crop production affects the market demand for fertiliser.

Property, plant and equipment

        All production facilities of Sasol Nitro are located in South Africa. Our 330 ktpa ammonia plant in Sasolburg uses natural gas as feedstock. This plant also produces hydrogen that is sold to the oil and metal refining industries in South Africa.

        Sasol Nitro operates two nitric acid plants. The smaller 315 ktpa unit in Sasolburg is linked to a downstream ammonium nitrate plant. The ammonium nitrate produced in Sasolburg is used mainly for the production of explosive grade low-density ammonium nitrate. The 470 ktpa nitric acid plant in Secunda supplies a downstream ammonium nitrate plant linked to a 500 ktpa granulation facility that produces limestone ammonium nitrate and various other grades containing nitrogen, phosphorus and potassium. Ammonium nitrate for industrial use is sourced from both sites. A 100 ktpa Ammonium Sulphate plant will be commissioned in Secunda early in 2009.

        In Phalaborwa, adjacent to the phosphate rock mine of Foskor, Sasol Nitro operates a 325 ktpa phosphoric acid plant, of which 100 ktpa capacities which was mothballed in 2004 due to adverse market conditions. In September 2005, Sasol began toll manufacturing phosphoric acid for Foskor.

From 1 April 2008, the business ceased this toll manufacturing arrangement with Foskor and started producing for its own account. Sasol Nitro manufactures a phosphoric detergent in Meyerton, Gauteng.

        Sasol Nitro also manufactures bulk explosives at various mining sites and cartridge explosives in Secunda and Ekandustria. Sasol Dyno Nobel manufactures non-electronic initiation systems in Ekandustria.

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

Sasol Infrachem

Nature of the operations and its principal activities

        Sasol Infrachem is the supplier of utilities and services to various Sasol business units (Sasol Polymers, Sasol Solvents, Sasol Wax, Merisol and Sasol Nitro) as well as external businesses in Sasolburg. Sasol Infrachem operates and maintains the auto thermal reformer (ATR) which reforms natural gas into synthesis gas on behalf of Sasol Gas.

        From June 2004, we converted from coal gasification to natural gas reforming at Sasolburg. The environmental benefits of converting from coal to natural gas are being realised through a substantial reduction in emissions to air (including hydrogen sulphide, carbon dioxide, NOx and volatile organic compounds).

Raw materials

        Coal required for maintenance of the ATR is sourced internally from Sasol Mining.

Property, plants and equipment

  Production Capacity

Product	Facilities location	Total
Steam	South Africa	2,000 tonne per hour (tph)
Electricity	South Africa	176 Megawatt hour (MWh)
Water	South Africa	100 Mega litres per day (Ml/day)

Merisol

Nature of the operations and its principal activities

        Merisol is a joint venture company formed in 1997 by the merger of Sasol Phenolics in Sasolburg, South Africa, with the phenolics activities of Merichem Company, based in Houston, Texas, USA. The joint venture partners each own 50% of Merisol. Merisol has a strong presence in the global market for natural phenolics and cresylics with manufacturing facilities in Sasolburg, Houston, Texas, and Oil City, Pennsylvania, USA. Merisol has an interest in the production of synthetic meta, para-cresol through a 50:50 manufacturing joint venture with Sumitomo Chemicals. Merisol also has a 20:80 venture (Merisol holding 20%) with Chang Chun of Taiwan for the production in Sasolburg of ortho-cresol novolac, a precursor to high-performance epoxy resins used for encapsulating memory and processor chips. Merisol is the supplier of ortho-cresol feedstock and manages this plant.

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

        Merisol supplies major shares of the cresol and cresylic acids global markets for:

  •
  ortho-cresol, where the main competitors include General Electric, Lanxess, Nippon Steel Chemicals, Rutgers Chemicals and Deza;

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

        Merisol derives about 80% of its turnover from the North and South America, Europe and Far East markets and the balance from South Africa and other regions.

Seasonality

        There is little seasonality associated with our products or the markets in which they participate. Our business is driven by market demands which are slightly higher in the second half of the financial year.

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

Factors upon which the business is dependent

        Our plants operate using a combination of distillation and proprietary technologies developed and licensed by Sasol Technology, as well as proprietary technologies developed and licensed by Merichem, a subsidiary within the Merisol group. Being fully integrated into the Sasol operations in South Africa, we are dependent on Sasol Synfuels and Sasol Infrachem for the supply of both our raw materials and utilities (electricity, water and air).

        We are in the process of obtaining the relevant data required in order to comply with the European Chemical Policy, REACH. The estimated costs of compliance over the next five years amount to approximately US$2 million.

Property, plants and equipment

        Merisol's Sasolburg plant, including the tar naphtha extraction plant, uses feedstock from our coal gasification activities at Secunda. During 2007, the Houston operations completed rationalisation and streamlining of its Green Bayou plant to reduce costs.

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

Directing technology

        We are responsible for directing Sasol's technology future, by delivering strategies for long-term research and development, technological improvements, new and innovative technologies and cleaner technologies.

Acquiring technology—research and development

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

        Research is also focused on the reduction of the Sasol operations' environmental footprint which includes greenhouse gas reduction, water treatment and purification. In this regard, special attention is given to water utilisation, given the location of some of the current and future plants in semi-arid areas. Reduction in greenhouse gases focuses on improving plant efficiencies, carbon dioxide capturing and understanding potential storage alternatives. The introduction of non-carbon based energy as process energy is also under review.

Commercialising technology—front end engineering and technology management

        All front end engineering and technology integration and management are performed by specialist Sasol Technology teams, taking the ideas from our research and development teams and engineering them into a commercial proposition for exploitation by the group. The conceptual studies, basic design and engineering management of projects are undertaken on an integrated basis with the business unit, leveraging with external technology suppliers and contractors.

Installing technology—project execution and engineering

        Sasol Technology is responsible for the project engineering and project management of the major capital programmes in the group. The involvement is not only focused in South Africa but also elsewhere in the world where Sasol is undertaking studies and the execution of projects. Delivery of smaller projects and shutdowns are also undertaken. These initiatives are highly leveraged with external engineering and construction contractors.

Optimising technology—operations support

        Technical support groups work on an integrated basis with the operations personnel of the business units to improve the profitability and optimise plant performance throughout the group.

Principal Markets

        Sasol Technology partners with all business units in the Sasol group. However, in line with the group's strategic priorities Sasol Technology is focused on:

South African Energy Cluster

  •
  expanding South African synthetic fuels capacity, specifically in the Secunda Complex; and

  •
  additional CTL capacity in South Africa for future projects.

International Energy Cluster

  •
  implementing prospective GTL and CTL facilities globally.

Chemical Cluster

  •
  co-monomers, polymers and waxes.

Sasol group

  •
  long-term strategic research in GTL, CTL, future chemicals and environmental technologies.

Property, plant and equipment

        The Sasolburg research facility was expanded affording the opportunity to commercialise new and improved petrochemical processes more effectively. The central research function has a full suite of state-of-the-art pilot plants to support both current and the development of future technologies. A new product application laboratory is being commissioned in Cape Town, to more effectively research the application of our fuels at sea level.

Legal proceedings and other contingencies

         Fly Ash Plant    Sasol Synfuels is in legal proceedings with regard to the operation of a plant in Secunda. Ashcor has claimed damages of R313 million relating to their inability to develop their business and a projected loss of future cash flows. The prospect of future loss is deemed to be possible and the loss is unlikely to exceed R10 million.

         Nutri-Flo    Nutri-Flo filed a complaint with the South African Competition Commission (the Commission) in 2002, alleging that Sasol was engaging in price discrimination, excessive pricing and exclusionary pricing. The Commission elected not to refer that complaint to the South African Competition Tribunal (the Tribunal). In November 2003, Nutri-Flo brought an urgent application before the Tribunal to interdict Sasol from implementing a new price list. By way of this application, Nutri-Flo filed an additional complaint in which, in addition to contending for contraventions on the grounds specified above, Nutri-Flo alleged that Sasol, Kynoch and Omnia were colluding to fix prices in the fertiliser industry. Nutri-Flo subsequently withdrew the application. However, the Commission investigated the additional complaint and in May 2005 referred the complaint to the Tribunal, alleging findings of prohibited horizontal practices (namely, price fixing and the prevention or lessening of competition) and abuses of dominance (namely, charging excessive prices and engaging in exclusionary conduct), and requesting the Tribunal to impose the maximum administrative penalty in terms of the South African Competition Act 89 of 1998 (the Competition Act).

        Sasol raised an exception to the complaint referral on the basis that it was vague and did not disclose a clear contravention of the Competition Act. In response, the Commission filed an amended version of the complaint referral. Nutri-Flo applied to the Tribunal for leave to intervene, submitting in its application that it would institute a civil action against Sasol if the Tribunal found in favour of the Commission. The Tribunal approved that Nutri-Flo may intervene in the proceedings. The Tribunal has agreed to a proposal by the Commission that it be allowed to do a third amendment to the complaint referral to accommodate Nutri-Flo's concerns that led to it intervening, subject to such amendments being finally approved by the Tribunal after both Sasol and Nutri-Flo have been given an opportunity to consider and oppose such amendments if necessary. Should Nutri-Flo not be satisfied with the Commission's amendments, it may still file its own statement in which it makes out its case against Sasol. Consideration by the Tribunal of the Commission's proposed third amendment to the complaint referral is still to occur. On the basis purely of the Commission's second amended complaint referral, management believes that the likelihood of a finding of unlawful conduct in terms of the Competition Act is remote. However, a third amendment to the complaint referral (if finally approved by the Tribunal), and/or Nutri-Flo's statement if filed, may require a review of our current assessment. Therefore, it is currently not possible to make an estimate of the contingent liability in this matter (whether arising out of penalties that may be imposed by the Tribunal or civil lawsuits that may arise in the event of a finding of unlawful conduct).

        However, Nutri-Flo has at this stage indicated that should Sasol be found by the Tribunal to have committed the prohibited practises as alleged, then it intends to sue Sasol for damages in the aggregate of about R57.5 million.

         Sasol Wax    On 28 and 29 April 2005, the European Commission conducted an investigation at the offices of Sasol Wax International AG and its subsidiary Sasol Wax GmbH, both located in Hamburg, Germany. On 1 October 2008, the European Union found that members of the European paraffin wax industry, including Sasol Wax GmbH, formed a cartel and violated antitrust laws. A fine of €318.2 million was imposed by the European Commission on Sasol Wax GmbH (of which Sasol Wax International AG, Sasol Holdings Germany GmbH and Sasol Limited would be jointly and severally liable for €250 million). The fine is payable within three months. Sasol will be studying the reasons for the finding with a view to lodge an appeal against it. According to the statement of objections of the European Commission an infringement of antitrust laws commenced in 1992 or even earlier. In 1995, Sasol became a co-shareholder in an existing wax business located in Hamburg, Germany owned by the Schümann group. In July 2002, Sasol acquired the remaining shares in the joint venture and became the sole shareholder of the business. Sasol was unaware of these infringements before the European Commission commenced their investigation at the wax business in Hamburg in April 2005. As a result of the fine imposed on Sasol Wax, it is possible that customers may file claims against Sasol Wax for compensation of damages. The extent of such risk or amount of such claims cannot be determined at this point in time.

         Profert    Profert filed a complaint against Sasol in August 2004, alleging that Sasol Nitro refused to supply Profert, charged Profert discriminatory pricing in sales of limestone ammonium nitrate and engaged in exclusionary conduct to exclude Profert from the fertiliser market. In May 2006, the Commission referred the complaint to the Tribunal, alleging findings of prohibited horizontal practices (namely, entering into agreements which constructed and divided the relevant market and which substantially lessened or prevented competition in that market) and abuses of dominance (namely, refusing to supply scarce goods to competitors, discriminating on sale prices and engaging in other exclusionary acts), and requesting that the Tribunal impose the maximum administrative penalty in terms of the Competition Act. On 4 August 2006, Sasol filed a reply to the complaint referral. The matter was set down for hearing from 3 March to 14 March 2008. However, due to Profert failing to comply in time with an order by the Competition Tribunal to disclose certain documents to Sasol's attorneys prior to the hearing, the hearing was postponed indefinitely. Preparations for the hearing are proceeding. The Commission has previously indicated that it may seek to have these proceedings heard together with those regarding Nutri-Flo. On the basis of the complaint referral in its current form, we believe that the likelihood of a finding of unlawful conduct in terms of the Competition Act is remote.

        However, if these proceedings are joined with those pertaining to Nutri-Flo, then our current assessment may require review. For these reasons, it is currently not possible to make an estimate of the contingent liability (whether arising out of penalties that may be imposed by the Competition Tribunal or civil lawsuits that may arise in the event of a finding of unlawful conduct).

         Sale of Phosphoric Acid production assets    In June 2004, Foskor increased its phosphate rock price to such an extent that Sasol indicated that it would shut down the operations in Phalaborwa. Sasol and Foskor then entered into an agreement in terms of which Foskor would purchase the Phalaborwa plant. For the period that this intended sale was under assessment by the South African Competition Authorities, the parties entered into a toll manufacturing arrangement in terms of which Sasol would toll manufacture phosphoric acid for Foskor. Following a recommendation by the South African Competition Commission that the proposed merger be prohibited, the parties abandoned the merger in June 2006. Although initially contending that the toll manufacturing transaction may amount to a merger requiring a statutory merger notification in South Africa, the Competition Commission later, subsequent to the parties applying to the Competition Tribunal for a declaratory order in this regard, conceded that at face value, this arrangement, as well as a proposed four year toll manufacturing agreement, did not amount to a merger.

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

        With the increase in the price of phosphoric acid, Sasol elected to manufacture phosphoric acid for its own account and no longer in accordance with the aforementioned toll manufacturing arrangement (or the proposed four year toll manufacturing agreement). Accordingly, Sasol commenced manufacturing phosphoric acid from phosphate rock it purchases from Foskor as from 1 April 2008, when the toll manufacturing arrangement expired.

         The EDC pipeline litigation    Sasol North America (Sasol NA) had numerous separate pending cases which originated as a result of a 1994 rupture of the ConocoPhillips ethylene dichloride (EDC) pipeline connecting their dock to Sasol NA's vinyl chloride monomer plant in the United States. Plaintiffs sought compensatory and punitive damages as a result of alleged exposure to EDC. As of 30 June 2008 there is a class action and 29 lawsuits pending, brought by over 800 plaintiffs. Plaintiffs allege various personal injuries resulting from exposure to EDC while the plaintiffs were employed as contractors of ConocoPhillips to clean up the EDC or to perform other projects on the ConocoPhillips refinery where the rupture occurred. The plaintiffs seek recovery of unspecified compensating and punitive damages. Sasol NA has successfully obtained substantial insurance coverage for costs that were incurred in connection with this litigation. The last round of settlements of over 300 claims in 2004 totalled approximately US$10 million of which Sasol NA's share was US$3 million. These cases are being vigorously defended on statute of limitations and other grounds but the likelihood of financial loss is considered possible but not probable. The loss is unlikely to exceed the amount of US$3 million for the last round of previously settled cases.

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

         Yellow Rock litigation    In July 2005, Sasol NA received notice of suit by Yellow Rock LLC (Yellow Rock) alleging over US$1 million in damages and seeking an injunction that would require Sasol NA to remove its ethylene from Salt Storage Dome 1-A in Sulfur, Louisiana near the Lake Charles Chemical Complex. The suit alleges that in 2004 the Dome 1-A was leaking ethylene and caused the "blow out" of an oil and gas exploration well being drilled by Yellow Rock. An integrity assessment of the well performed by an independent consultant in early 2005 concluded that the Dome 1-A was not leaking. These results were conveyed to Yellow Rock and were signed off by the Louisiana Department of Natural Resources, but did not deter the filing of the suit. In March 2007, plaintiffs amended their petition to assert significant additional damages in excess of US$70 million, including loss of revenues and loss of fair market value of the oil and gas reserves adjacent to the dome. The trial took place during the week of 14 January 2008 and Yellow Rock was awarded damages in the approximate amount of US$9 million, plus pre-judgement interest of US$2 million. Subsequently the parties settled the matter. In terms of the settlement Yellow Rock has been paid an amount of US$10 million in full and final settlement, of which amount Sasol NA and its insurer each paid US$5 million.

         US hearing loss cases    There are presently approximately 52 hearing loss cases pending with respect to Sasol NA that are being jointly defended with ConocoPhillips. These claims for occupational hearing loss in Louisiana are not covered by Workman's Compensation. The likelihood of loss is considered probable as these claims will be settled. Sasol NA has accrued its best estimate of US$0.2 million being the probable liability for settlement of these cases at 30 June 2008.

         Dorothy Molefi and others    Certain plaintiffs sued Sasol Limited and National Petroleum Refiners of South Africa (Pty) Limited (Natref) and various other defendants in two claims in the United States District Court for the Southern District of New York. The plaintiffs are represented by attorney Edward Fagan. These claims are similar to many instituted against a large number of multi-national corporations worldwide under the Alien Tort Claims Act and the Torture Victim Protection Act, referred to as the related cases. The plaintiffs allege a conspiracy between the defendants and both the former "Apartheid Era Government" as well as the post 1994 democratic government in South Africa of former President Nelson Mandela and President Mbeki, resulting in the genocide of South Africa's indigenous people and other wrongful acts. Defendants in the related cases moved to dismiss the actions against them. The Molefi action against Sasol Limited and Natref was stayed in November 2004 pending a decision on the motions to dismiss in the related cases. The motion to dismiss in the related cases was granted, and plaintiffs appealed to the Second Circuit Court of Appeals. During October 2007 the appeal was decided. Plaintiffs in those related cases were successful on one of the three grounds of appeal, thus enabling the plaintiffs to amend their complaint to assert additional factual allegations to meet the requirements of the Alien Tort Claims Act. Although the claim against Sasol Limited and Natref remain stayed, the possibility exists that the plaintiffs in that case may, in light of the partially successful appeal in the related case, apply for the stay to be lifted and for the possible amendment of their lawsuit. Sasol remains of the view that the claims are without merit and the case should be dismissed on the basis that the appropriate forum, both in respect of jurisdiction and convenience, ought to be South Africa and not the United States District Court of the Southern District of New York.

         Veolia Water Systems    On 15 July 2008, Veolia Water Systems issued summons against Sasol Synfuels arising from a contract concluded between Sasol Synfuels and Veolia Water Systems in June

2004. The contract entailed the detailed engineering, construction and commissioning of a water desalination plant at Unit 544 of Sasol Synfuels' facilities at Secunda, South Africa. Veolia is claiming an amount of R414.6 million for breach of contract, which excludes interest, from Sasol Synfuels. The claim is currently being investigated and it is not possible to make an estimate of the contingent liability until the matter has been fully investigated and all relevant facts have been taken into account. Sasol Synfuels has instructed external counsel to defend the matter.

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

        Our environmental obligation accrued at 30 June 2008 was R3,460 million compared to R3,355 million in 2007. Included in this balance is an amount accrued of approximately R1,692 million in respect of the costs of remediation of soil and groundwater contamination and similar environmental costs. These costs relate to the following activities: site assessments, soil and groundwater clean-up and remediation, and ongoing monitoring. Due to uncertainties regarding future costs the potential loss in excess of the amount accrued cannot be reasonably determined.

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

        The company, Solidarity, the Chemical, Energy, Paper, Printing, Wood and Allied Workers' Union and an attorney representing the unions negotiated a mechanism to pay compensation to the dependants of people that died or to people who were physically injured in the accident to the extent that they had not been previously compensated in terms of existing policies and practices. It was agreed to establish an independent trust, the September 2004 Accident Trust, to expeditiously make ex gratia grants to such persons The September 2004 Accident Trust was registered on 29 June 2006. Qualifying victims of the accident have been invited to submit applications for compensation. These grants will be calculated in accordance with the applicable South African legal principles for the harm and loss suffered by them as a result of the accident to the extent that they have not already been compensated.

        We will fund the September 2004 Accident Trust to pay the grants. Whilst accepting social responsibility, we have not acknowledged legal liability in creating the trust. As at 30 June 2008, a total of 172 claims have been received, of which 152 have been finalised, resulting in payments totalling R13.8 million. Future payments are dependent on the number of applications which will still qualify and the calculation of the grants based on the applicable South African principles. Based on the calculation of claims paid so far, it is believed that the possible loss, inclusive of legal costs, is unlikely to exceed R20 million.

Augusta Bay Pollution Investigation June 2008

        The local prosecutor's office in Augusta, Italy is investigating a pollution incident at Augusta Bay, allegedly caused by the infiltration of pollutants into the sea. The investigation involves all the companies located within the Melilli-Priolo-Augusta industrial area, which includes Sasol Italy. The Prosecutor's office and the involved companies have each appointed experts to evaluate the environmental situation which includes a broad range of ecological impacts. It is currently not clear what product is the cause of the pollution and Sasol Italy's potential involvement will only be able to be determined after collection and analysis of samples, sea sediments and sea water. The judge has requested the experts to file their opinions within 3 months. Depending upon the final determination of environmental impacts resulting from the investigation, administrative fines or criminal penalties may be imposed on the guilty party or parties. Therefore, it is currently not possible to make an estimate of the contingent liability in this matter. We may need to re-assess our position upon the results of the investigations and analysis becoming available.

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

Sasol Inzalo share transaction

        During May 2008, the shareholders approved the Sasol Inzalo share transaction, a broad-based Black Economic Empowerment (BEE) transaction which would result in the transfer of beneficial ownership of 10% (63.1 million shares) of Sasol Limited's issued share capital before the implementation of this transaction to its employees and a wide spread of black South Africans (BEE participants). The transaction was introduced to assist Sasol, as a major participant in the South African economy, in meeting its empowerment objectives. This transaction will provide long-term sustainable benefits to all participants and will have a tenure of 10 years. The following BEE participants will acquire indirect or direct ownership in Sasol's issued share capital as follows:

  •
  Sasol employees and black managers through the Sasol Inzalo Employee Trust and Sasol Inzalo Management Trust (Employee Trusts)—4.0%;

  •
  The Sasol Inzalo Foundation—1.5%;

  •
  Selected participants—1.5%; and

  •
  The black public through:

    ( )    The funded invitation—2.6%; and

    ( )    The cash invitation—0.4%.

        The Employee Trusts and the Sasol Inzalo Foundation will be funded entirely through Sasol facilitation whilst the selected participants and the black public participating, through the funded invitation, will be funded by way of equity contributions and preference share funding (including preference shares subscribed for by Sasol). The black public participating, through the cash invitation, will be financed entirely by the participants from their own resources.

        The effective date of the transaction for the Employee Trusts and the Sasol Inzalo Foundation was 3 June 2008. The effective date of the transaction for the selected participants was 27 June 2007. The black public invitations remained open until 9 July 2008 and consequently this portion of the transaction was not yet effective at 30 June 2008. Refer "Item 5.A—Operating results—Sasol Inzalo share transaction".

Codes of good practice for broad-based black economic empowerment (the Codes)

        On 6 December 2006, the South African government approved the gazetting of both Phase 1 and Phase 2 of the Codes published in November 2005 and December 2005, respectively, pursuant to the Act mentioned above. The Codes were gazetted on 9 February 2007 in Government Gazette 29617 (Main Codes) and the Minister of Trade and Industry determined that the Codes came into operation on the same date.

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

        On 11 October 2007, Sasol Mining announced the second phase of its broad-based BEE strategy by the formation of a black-woman controlled mining company called Ixia Coal (Pty) Limited (Ixia). Ixia is a venture with Women Investment Portfolio Holdings Limited and Mining Women Investments (Pty) Limited. The transaction is valued at R1.9 billion. This transaction brings Sasol Mining's broad-based BEE ownership component to an estimated 26% (calculated on attributable units of production). Upon the conversion of the Secunda mining rights and the procurement of financing by Ixia, the transaction will be implemented. The transaction will be financed through equity (R59 million) and a combination of third party funding and appropriate Sasol facilitation. It is currently envisaged that approximately 40% of the transaction will be funded through third party debt; however this is dependent upon market conditions prevailing at the time.

The Liquid Fuels Charter

        In November 2000, following a process of consultation, the Minister of Minerals and Energy and representatives of the companies in the liquid fuels industry, including Sasol Oil, signed the Liquid Fuels Charter setting out the principles for the empowerment of HDSAs in the South African petroleum and liquid fuels industry.

        The Liquid Fuels Charter requires liquid fuels companies, including Sasol Oil, to ensure that HDSAs hold at least 25% equity ownership in the South African company holding their liquid fuels assets by the 2010 calendar year. It also envisages methods of measuring progress by requiring participants in the industry to meet targets set in connection with transformation of ownership. In addition, the Liquid Fuels Charter requires that historically disadvantaged persons be given preferred supplier status, where possible, in the procurement of supplies, products, goods and services, as well as access to use and ownership of facilities.

Sasol and Exel's BEE transaction

        One of our major broad-based BEE transactions was the establishment of Exel in November 1997 as a 22.5% minority shareholder. At the time of the merger with Sasol Oil, Exel was a model empowerment enterprise 77.5% owned and controlled by HDSAs. With the help of Sasol, through the secondment of specialised personnel, the provision of technical support and training, and other support services, Exel evolved rapidly from a zero base to establishing 195 retail fuel stations by December

2003. By that time, Exel had won 4% and 7% of the competitive South African liquid fuels retail and commercial markets, respectively. Exel recorded an operating profit (before interest and tax) of almost R8 million in 1998. Five years later, the company posted an annual operating profit of more than R100 million. Subsequently, Sasol Oil acquired the entire shareholding of Exel with the empowerment partners obtaining a 2% interest directly in Sasol Oil.

Sasol and Tshwarisano BEE transaction

        It is our fundamental objective to comply with the terms of the Liquid Fuels Charter. We have therefore facilitated a transaction with our BEE partner in the form of Tshwarisano which acquired a 25% shareholding in Sasol Oil effective 1 July 2006. See "Item 5.A—Operating results".

BEE policies and legislation

        The Broad Based Black Economic Empowerment Act No.53, underpinned by the scorecard setting out clear targets for Broad Based Black Economic Empowerment (BBBEE), was promulgated into law on 9 February 2003. The scorecard measures the following areas:

  •
  Ownership

  •
  Management and control

  •
  Employment equity

  •
  Skills development

  •
  Procurement

  •
  Enterprise development

  •
  Socio-economic development

        As from 1 July 2006, Sasol Oil has met the 25% BEE ownership target with Tshwarisano holding 25% of the shares in Sasol Oil in line with the BEE Charter. In addition, Sasol Oil's BEE audit which was conducted by BWise (Pty) Limited, a BEE verifications agency was a strong level 5 BEE contributor. In terms of the BBBEE Scorecard, this means Sasol Oil has achieved 80% compliance and its customers can as a result claim 80% of the points under Code 500 (Procurement).

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

        Sasol Oil has established a BEE procurement policy; an enhanced procurement governance model and unique strategies to stimulate growth in its BEE spend.

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

  •
  Arts, culture and sport development; and

  •
  Environment.

The Restitution of Land Rights Act

        Our privately held land could be subject to land restitution claims under the Restitution of Land Rights Act 22 of 1994. Under this Act, any person who was dispossessed of rights in land in South Africa as a result of past racially discriminatory laws or practices is granted certain remedies, including, but not limited to:

  •
  restoration of the land claimed with or without compensation to the holder;

  •
  granting of an appropriate right in alternative state-owned land to the claimant; or

  •
  payment of compensation by the state or the holder of the land to the claimant.

        If land is restored without fair compensation, it is possible that a constitutional challenge to the restoration could be successful. Once a land claim has been lodged with the Commission on Restitution of Land Rights, the rights of any person in respect of such land are restricted in that he may not perform certain actions relating to the land, including, but not limited to, selling, leasing exchanging, donating, subdividing, rezoning or developing such land, without the consent of the Commission. The Commission is obligated to notify the land owner of such a claim lodged or any other party which might have an interest in a claim. All claims had to have been lodged with the Commission by 31 December 1998. Although this was the final date for filing claims, many claims lodged before the deadline are still being reviewed and not all parties who are subject to claims have yet been notified. We have not been notified of any land claim that could have a material adverse effect on our rights to any of our significant properties.

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

Regulation of mining activities in South Africa

The Minerals Act

        For the period up to 30 April 2004, all mineral rights, encompassing the right to prospect and mine, were held, either privately or by the government of South Africa. Ownership of private mineral rights was held through title deeds and constituted real rights in land, which were enforceable against any third party. Prospecting and mining were regulated by the Minerals Act and South African common law. The Minerals Act regulated the prospecting for and the optimal exploitation, processing and utilisation of minerals. The Minerals Act required that anyone undertaking prospecting or mining operations had to compile an environmental management programme and to provide for the environmental impact of the proposed prospecting or mining activities. This programme had to be approved by the relevant Director of Mineral Development. The Minerals Act has subsequently been repealed by the implementation of the Mineral and Petroleum Resources Development Act (Act 28 of 2002), which came into effect on 1 May 2004.

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

The Mineral and Petroleum Resources Development Act (MPRDA)

        The fundamental principle of the MPRDA is the recognition that the mineral resources of the country are the common heritage of all South Africans and therefore belong to all the people of South Africa. The MPRDA vests the right to prospect and mine, including the right to grant prospecting and mining rights on behalf of the nation, in the state, to be administered by the government of South Africa. Thus, the state is the guardian of all mineral rights and has the right to exercise full and permanent custodianship over mineral resources.

        The MPRDA imposes significantly more stringent environmental obligations on mining activities than the repealed Minerals Act and also introduces extensive social and labour requirements. However, it contains transitional arrangements for existing operations. Under these transitional provisions, the environmental management programs will continue in force, as the Department of Minerals and Energy (DME) introduces the more stringent requirements of the MPRDA.

        The MPRDA adopts the environmental management principles and environmental impact assessment provisions of the National Environmental Management Act (NEMA). The MPRDA addresses the allocation of responsibilities for environmental damage, pollution and degradation and imposes rehabilitation obligations. It significantly extends the scope of liability of directors who may be jointly and severally liable for any unacceptable negative impact on the environment, advertently or inadvertently caused by the company. It also allows the state to take remedial action and claim costs. It maintains the requirement for an environmental management programme for all mining operations, but with more detailed specifications than under the Minerals Act, and prohibits the carrying out of mining activities before the approval of the programme. When rehabilitation is required, it is not limited to the land surface. We are in compliance with the repealed Minerals Act, and we expect to continue to be in compliance with the new legislation. The South African government is currently attending to the amendment of the MPRDA and NEMA in an effort to streamline environmental approvals.

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

        The rights described in these three categories are defined as Old Order rights. Under category (a), the holders of mineral rights had to apply for a prospecting or mining right in their own names to replace their existing mineral rights by 30 April 2005. Under categories (b) and (c), any prospecting permit or mining authorisation granted under the previous legislation would continue to be valid for a maximum period of two or five calendar years from enactment, respectively or for the duration of the prospecting permit or mining authorisation, whichever is the shorter. After the lapse of the one-year period referred to in category (a) and the respective periods in categories (b) and (c), the mineral rights will cease to exist. Within these periods, the holders of mineral rights and prospecting permits or mining authorisations, in order to continue with their mining or prospecting operations, must apply for a new prospecting right or mining right in respect of category (a) and for conversion to new prospecting or mining rights in respect of categories (b) and (c).

        Under the MRPDA, prospecting rights can be granted for an initial period of up to five years, and could be renewed once, upon application, for a period not exceeding three years. Mining rights will be valid for a maximum period of thirty calendar years, and could be renewed, upon application, for further periods, each not exceeding thirty years. Provision is made for the grant of retention permits, which would have a maximum term of three calendar years and could be renewed once, upon application for a further two calendar years.

        A wide range of factors and principles will be taken into account by the Minister of Minerals and Energy when considering these applications. These factors include the applicant's access to financial resources and appropriate technical ability to conduct the proposed prospecting or mining operation, the environmental impact of the operation and, in the case of prospecting rights, considerations relating to fair competition. Other factors include considerations relevant to promoting employment and the social and economic welfare of all South Africans and showing compliance with the provisions of the Mining Charter for the empowerment of HDSAs in the mining industry. A major aspect through which this will be ensured is the Social and Labour Plan required for mining operations, which encapsulates most of the requirements of the Mining Charter.

        The Mining Titles Registration Amendment Act (Act 24 of 2003) and Regulations have been implemented simultaneously with the implementation of the MPRDA and new amendments to this legislation are under consideration. Further revisions to the Act are only expected in 2009. It provides the mechanism to give effect to the provisions of the MPRDA, in particular with regard to the registration of rights under the MPRDA.

        Sasol Mining held various prospecting permits or mining authorisations with respect to our existing mining operations, which are now being classified as old order rights. We applied for the conversion of our existing old order mining rights in the Secunda area and commenced with the process to apply for the conversion of the old order mining right in respect of the Mooikraal Operations near Sasolburg. All old order prospecting rights have been converted to new–order prospecting rights. In addition, Sasol Mining held the rights to coal over large reserves not covered by prospecting permits or mining authorisations. In terms of the MPRDA, these were classified as unused old order rights. We have acquired prospecting rights in terms of the MPRDA over all these areas, except for one application which is still under consideration by the DME and expected to be finalised in 2009. It is the declared intent of the South African government not to disrupt operations as a result of the introduction of the new legislation. When considering applications for the conversion of old order mineral rights under the MPRDA, the Minister of Minerals and Energy must take into account, among other factors, the applicant company's compliance with the Mining Charter. We intend to undertake any appropriate action required to ensure conversion of our existing old order mining rights under the MPRDA.

        The Act provides that a mining right granted under the Act may be cancelled if the mineral to which such mining right relates is not mined at an optimal rate. The MPRDA also provides that any rights granted under the MPRDA may be cancelled or suspended if activities are being conducted in contravention of the MPRDA, if any material terms or conditions of such rights are breached or if the approved environmental management programme is contravened. However, such cancellation or suspension is subject to the Minister of Minerals and Energy giving written notice of the intention to suspend or cancel the relevant right and affording the holder the opportunity to show why the right should not be cancelled or suspended.

        Furthermore, royalties from mining activities will become payable to the state, as from 1 May 2009, under provisions contained in the Mineral and Petroleum Resources Royalty Bill (the Bill). The Bill was promulgated by government on 14 August 2008. The most significant feature of the Bill is that the royalty is to be determined in accordance with a formula based system and no longer to be a predetermined specific rate for the different types of minerals. It is anticipated that the Bill will have an effect on Sasol Mining with an estimated cost of R72 million in 2010. The royalty will be deductible for normal income tax purposes.

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

        In accordance with its authority to determine the format for regulatory reporting by licensed entities, NERSA published for comment the proposed Regulatory Accounting Manual (RAM) during the last quarter of 2007. We have participated in all opportunities for public comment and have embarked on a process of intensive interaction with NERSA to determine the optimal implementation strategy for compliance with the RAM. It is anticipated that the RAM will be implemented during 2009 and will require regulatory reporting and accounting activities in addition to the existing statutory accounting and reporting requirements of Sasol Gas.

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

        According to Section 35 of the Gas Act license applications for existing business activities had to be submitted to NERSA within six months from the effective date of the Gas Act (2 May 2006) by any person owning or operating gas facilities or trading in gas. Accordingly, Rompco submitted an application for the operation of a gas transmission facility. This license to operate a transmission facility was issued to Rompco on 21 February 2007. Sasol Gas submitted license applications for the operation of distribution and transmission facilities as well as for trading in gas.

        All the license applications have been compiled in accordance with the Gas Act and the rules published by NERSA. In accordance with the rules, the applications were advertised, inviting objections within a 30-day period. Thereafter, NERSA has 60 days to consider the objections and responses thereon in order to decide on the granting of the licenses. Public hearings regarding the applications for operating and trading licenses by Sasol Gas took place on 17 and 26 July 2007 as well as on 31 March 2008. The issuing of these licenses has however not been completed yet. Up to 30 June 2008, NERSA has issued 31 construction licenses to Sasol Gas in respect of projects for the expansion of its existing pipeline network.

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
  prices we charge for gas;

  •
  our obligation to supply customers, distributors and reticulators with gas; and

  •
  the administration of the agreement.

        As part of the Gas Act, the Mozambique Gas Pipeline Agreement forms part of the legislation and as such it may be susceptible to the same legislative processes generally applicable to changes in legislation.

        Although we negotiated a ten year regulatory dispensation (6 years remaining until 2014) with the South African government covering the supply of Mozambican natural gas to the South African market, we cannot assure you that the enactment of the Gas Act and the appointment of the NERSA will not have a material adverse impact on our business, operating results, cash flows and financial condition.

The Gas Regulator Levies Act

        The Gas Regulator Levies Act was signed into law on 15 January 2003 and came into effect on 1 November 2005. It provides for the imposition of levies by the Gas Regulator on the amount of gas delivered by importers and producers to inlet flanges of transmission or distribution pipelines. These levies will be used to meet the general administrative and other costs of the gas regulation activities of NERSA and the functions performed by NERSA in this regard. In terms of the Act, NERSA has to submit a budget to the Minister of Minerals and Energy, which after approval by the Minister in conjunction with the Minister of Finance, will be relayed into a levy charged as a per gigajoule levy on the volumes of gas transported. The collection of levies commenced in September 2006 and during the NERSA financial year which ended on 31 March 2007, Sasol Gas paid a total amount of R37 million and R22 million, respectively, in levies under this Act. For the NERSA financial year ending on 31 March 2009, the levies have been determined to be R0.1456/GJ and it is anticipated that approximately R20 million will be paid in levies during this period.

Regulation of petroleum-related activities in South Africa

The Petroleum Products Amendment Act

        This Amendment Act, which became effective on 17 March 2006, amends the existing Petroleum Products Act by enacting provisions regulating a range of matters including the licensing of persons involved in the manufacturing, wholesale, holding or development of sites, and retail sale of petroleum products. The Amendment Act prohibits licensed wholesalers from holding retail licenses, except for training purposes. As the Amendment Act and regulations to be promulgated there under regulate business activities conducted by Sasol Oil, Natref and Sasol Synfuels, they have applied for manufacturing licenses in respect of our plants, wholesale licenses in respect to our wholesale activities and site licenses for our retail sites. We cannot assure you that these licenses will be granted. It should be noted that, as a person conducting the aforesaid activities at the commencement of the Amendment Act, Sasol Oil and Sasol Synfuels are entitled to the issue of such licenses if they are found to be in compliance with all legal requirements in force for the operation of their respective activities. However, new site developments could be delayed given the requirements under the new regulations.

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

The Petroleum Pipelines Levies Act

        The Petroleum Pipelines Levies Act No. 28 of 2004 empowers the National Energy Regulator to impose levies on petroleum transported by petroleum pipelines. The levy will be based on the amount of petroleum, measured in litres, delivered by importers, refiners and producers to inlet flanges of petroleum pipelines and must be paid by the person holding the title to the petroleum immediately after it has entered the inlet flange.

        In terms of the Incremental Inland Transport Recovery Mechanism (IITRM), licensed wholesalers are refunded for incremental transport cost on petrol, diesel and jet fuel incurred as a result of logistical constraints to the Inland that is not recoverable through the current zone mechanism. Licensed wholesalers, wishing to participate in the mechanism, have to register with the DME and provide the respective "shortfall" of petrol, diesel and jet fuel for twelve months from a designated date. A levy, determined by the DME, based on the shortfall volume projected by wholesalers, will be collected at source for the benefit of Central Energy Fund (CEF). Wholesalers in turn will be able to claim the incremental transport cost, calculated by subtracting the zone recovery from a calculated transport tariff that is allowed for delivery to specific depots from CEF. A levy of 1.5c/l has been included in the pricing structures for collection at source, from 7 May 2008 to start building funds.

        This mechanism reduces Sasol's inland advantage as it ensures recovery on logistics cost. Although it would be against the spirit of the mechanism, the danger exists that licensed wholesales could replace Sasol volumes with own production or imports. Regular interaction with the DME to make them aware of such occurrences will be required, to discourage such practices.

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

        Our businesses are required to manage their safety, health and environmental risks in line with internationally accredited management systems. On safety, health and environmental management systems, with approximately 90% of businesses having achieved International Standards Organization (ISO) 14001 certification and 74% of businesses having achieved Occupational Health and Safety Advisory Service (OSHAS) 18000 certification, we are well on the way towards our group target of achieving ISO 14001 and OSHAS 18000 certification for all our businesses.

        The ISO 14001 and OSHAS 18000 standards are internationally accepted standards for the development and implementation of safety, health and environmental management systems. Certification to the standard entails regular audits by an independent, accredited third party auditor. We have also set OSHAS 18001 and Process Safety Management (based on the US Occupational Safety and Health Administration and other Sasol requirements) as additional minimum corporate requirements, including a behavioural safety programme for all Sasol businesses. These systems and programmes are currently being implemented.

Health and safety

         Safety.    In 2008, there were regrettably three fatalities, compared to four in 2007. There were two at Sasol Mining and one at Sasol Secunda Shared Services.

        Sasol appointed DuPont Safety Resources (DuPont) in November 2004 to undertake a comparative safety review of selected South African operations against international best practices in the areas of leadership, organisation, and operational and process safety. DuPont performed a second review during March 2006 to determine progress with the implementation of recommendations arising from the first review. While commendable progress was reported, the improvement programme was updated and continued. The focus during 2008 has been the implementation of the Process Safety Management system in South African operations, aiming towards full implementation by December 2009.

        The performances of our US and European operations have been excellent.

         Emissions.    Because of the nature of some of our processes, including coal gasification for the production of petrochemical products, our operations generate relatively high carbon dioxide emissions. Our coal gasification operations are situated in South Africa, which is classified as a developing country in terms of the Kyoto Protocol and though we are largely exempt from the emissions reduction targets required under the Protocol, we have implemented a successful project to replace coal as a feedstock with natural gas at our Sasolburg chemical operations. Sasol is also committed to reducing greenhouse gas emissions in terms of our Greenhouse Gas Policy Statement. We have established an internal carbon credit management committee to facilitate the governance of carbon credits obtained through, amongst other things, the clean development mechanism. We support the voluntary Energy Efficiency Accord championed by the South African Department of Minerals and Energy.

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

        As expected, our hydrogen sulphide odours from coal gasification, which were within statutory limits, were eliminated when natural gas replaced coal as a feedstock at our Sasolburg operations. Significant efforts are also being made to reduce hydrogen sulphide emissions emanating from the Secunda operation. The sulphur recovery plants are being upgraded to reduce levels of hydrogen sulphide emissions and improved monitoring and control equipment will also be addressed as part of this long-term project. Sasol also conducted an international audit focusing on air pollution management at our South African operations. Findings and recommendations made during the audit are being incorporated into current improvement and business plans.

         Water.    Water use is increasingly becoming a source of concern, not only in mining, but in all our operations, in particular in South Africa, Qatar and other arid countries. A series of water treatment and saving programmes and projects were introduced or are currently under way to address challenges in all of our operations. We have progressed significantly in the research and development of managing the water-related impacts of our mining activities. Sasol recently endorsed the United Nations Global Compact CEO Water Mandate which presents a comprehensive approach to water management. It is a voluntary initiative developed to inspire business to positively contribute to sustainable water resource management.

        Our project team of internal and external experts in mining, geohydrology, geochemistry, water and waste treatment is committed to researching innovative and cost-effective solutions to further reduce our impact on the environment.

        The long-term supply of water to the Secunda complex (up to 2030) has been augmented by the Vaal River Eastern Sub-System Augmentation Project (VRESAP). The Trans-Caledon Tunnel Authority was mandated by the Minister of Water Affairs and Forestry of South Africa to fund and implement the VRESAP project to meet the growing demands of Eskom and Sasol in the Mpumalanga region. Construction of the VRESAP pipeline is currently in progress. Delays in the construction process has resulted in the expected completion date to shift from May 2008 to December 2008.

         Fires, explosions and releases.    The manufacture of petrochemicals involves using high volumes of flammable substances, often under high pressure and at high temperatures. Hence, managing the risk of fires, explosions and releases of hazardous substances is essential for us. In the course of our operations, we experienced a number of fires, explosions and releases of hazardous chemical substances. We have taken steps to reduce the frequency and severity of these events through the implementation of the Process Safety Management System.

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

        In addition, since 11 September 2001, assessing and improving the security of chemical operations in the United States has become an important focus. Our Lake Charles plant has since evaluated plant security programs and made changes in procedures and physical security measures. As a member of the American Chemistry Council, Sasol NA has also adopted a Security Code of Management Practice, which requires that we conduct a security vulnerability analysis to identify areas in which additional security measures are necessary, and have a management system in place for other aspects of plant, distribution and cyber security.

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

         Waste.    Potential risks associated with waste are a priority for us. Historical legacies are addressed in accordance with relevant legal requirements, and cleaner production techniques are implemented to address future risks. Where we acquire new plants, the attendant risks are identified and the necessary indemnities sought from the sellers. Where we have not secured such indemnities, we are confident that such risks and attendant liabilities will not have a material effect. New waste management legislation is being finalised in South Africa and expected to be enacted towards the latter part of the 2008 calendar year. It is likely to have long-term implications on waste management practices and associated costs, but it is too early to estimate these.

        The Natural Gas Conversion Project has had a significant impact on the reduction of waste produced, specifically with regards to tar and oil waste and ash at our operations in Sasolburg. The ash dump presently has a negative growth rate due to ash sales for brick making.

        The South African Waste Discharge Charge System for the controlled discharge of effluent to a water body will be implemented by the Department of Water Affairs and Forestry over the next three to five years. The financial impact to Sasol has yet to be quantified, but could be substantial. Waste and waste water effluent minimisation projects are receiving specific attention.

         Asbestos.    We have a strategy for the risk-based phase-out of asbestos, which is being implemented by our operations. We have implemented a policy to ensure that new sources of asbestos are not procured in the construction of new facilities worldwide. Remaining asbestos on some of our older facilities is managed according to a set of Sasol requirements in the absence of statutory phase out requirements. Asbestos is removed and disposed of under strict regulatory requirements as plant modifications are made or as necessary for maintenance.

         Product Registration.    The new European Union Regulatory Framework for the Registration, Evaluation, and Authorisation of Chemicals (REACH) that came into effect on 1 June 2007, aims to improve the protection of human health and the environment while maintaining competitive trade. We acknowledge the requirements of REACH and will ensure that these substances that constitute our products and that are subject to REACH will meet these requirements. We therefore embrace the opportunity to interact with our suppliers, customers and end users to fulfill these requirements. In order to ensure continued production and sale of our products in the EU we have begun preparing the first REACH milestone, namely the pre-registration of the Sasol produced or imported substances by the end of the 2008 calendar year. Thereafter, we will adhere to the given milestones for registration by categorising our substances according to the specified volume ranges and chemicals regarded as of high concern. See "Item 4.B—Business overview—Sasol Solvents, Sasol Olefins & Surfactants, Sasol Wax and Merisol".

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

         National Environmental Management Act.    The National Environmental Management Act provides for co-operative environmental governance and coordination of the environmental functions of the government. The Act regulates environmental authorisation requirements, compliance and provides for enforcement measures including provision for fines up to R5 million. The Act principally imposes a duty of care on persons who have or may pollute or degrade the environment and other responsible parties to take reasonable measures to prevent and remediate environmental damage, protects workers refusing to undertake environmentally hazardous work and provides for control over emergency incidents. It promotes access to environmental information, protects whistleblowers and allows for private prosecution and class actions. The Act was recently amended to include provisions and requirements for environmental authorisations and impact assessments. Provisions in this regard under the Environment Conservation Act were repealed. Amendments have recently been proposed to the Act and to the environmental impact assessment regulations aiming to streamline the impact assessment requirements in support of economic growth objectives. The latest amendments also provide for environmental authorisations related to mining and other activities, presently regulated under the

Mineral and Petroleum Resources Development Act, to be governed in terms of the National Environmental Management Act by the Department of Environmental Affairs and Tourism.

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

         National Mineral and Petroleum Resources Development Act.    This Act makes provision for the effective management of impacts associated with mining activities. An environmental management programme (EMP) must be compiled, approved by the Department of Minerals and Energy, and regularly reviewed. The EMP is required to cover potential environmental as well as socio-economic impacts. The Act further requires the making of financial provision for the rehabilitation or management of negative environmental impacts. Amendments have also recently been proposed on this Act, specifically in relation to environmental management and authorisation provisions. These include provisions to facilitate the transfer of governance on these matters to the Department of Environmental Affairs and Tourism. The key requirements on environmental management and governance will be incorporated into the National Environmental Management Act. The Department of Minerals and Energy will remain the competent authority to consider the environmental authorisation applications for a period of three years, after the acts take effect, where after this responsibility will permanently transfer to the Department of Environmental Affairs and Tourism.

Water protection

        The National Water Act provides for the equitable allocation of water for beneficial use, sustainable water resource management and the protection of the quality of water resources. The Act establishes water management procedures and protects water resources through the licensing of various uses of water. It also includes provisions for pollution prevention, remediation requirements and emergency incidents. The Department of Water Affairs and Forestry is currently implementing a Waste Discharge Charge System, which may have a significant impact on operational costs in the next three to five years.

        A significant part of our operations, including mining, chemical processing and others, require use of large volumes of water. South Africa is generally an arid country and prolonged periods of drought or significant changes to current water laws could increase the cost of our water supplies or otherwise impact our operations. In this regard, the Department of Water Affairs and Forestry is implementing a Pricing Strategy aimed at allocating the appropriate price for the use of water, which may have a significant impact on operational costs. Further initiatives in this regard include the National Water Resource Strategy (which is due to be updated in 2009) and the National Water Resource Allocation Strategy, aiming to ensure the equitable distribution of water. The Department of Water Affairs and Forestry is also progressing towards establishing a state owned water resources infrastructure agency that will finance and implement all future national water infrastructure schemes.

Air protection

         The National Environmental Management:    Air Quality Act has recently been promulgated, enabling the Department of Environmental Affairs and Tourism (DEAT) to set ambient air quality and emission standards, declare Priority Areas for the purposes of implementation of Air Quality Management Plans, and prepare for the review of atmospheric emission licenses. It is expected that this Act will impose stricter standards on air quality management in South Africa, through the adoption of internationally accepted ambient and emission standards and that this will result in significant capital and operational costs. The Department of Environmental Affairs and Tourism recently declared the Vaal Triangle (where the Sasolburg plant is situated) and the Highveld area (where our Secunda operations are situated) as Priority Areas. The National Air Quality Management Framework was published in September 2007 and a second revision of this framework is expected to be published in September 2008. Once this is published, the National Environmental Management: Air Quality Act will take full effect. The DEAT is also finalising ambient air quality standards and point source emission standards. We are cooperating closely with the DEAT in the implementation of these requirements however we are unable to quantify the amount of additional capital expenditure required for the implementation.

        Some of our processes in South Africa, especially coal gasification, result in relatively high carbon dioxide emissions. South Africa is considered a developing country in terms of the Kyoto Protocol and, accordingly, it is largely exempt from the emissions reductions required. However, DEAT developed a long term mitigation scenario for South Africa which will result in a greenhouse gas policy which may include reduction targets. We are taking measures to reduce our emissions, amongst which has been the use of natural gas from Mozambique since 2004 as a partial replacement for coal. This change reduced sulphur dioxide emissions and hydrogen sulphide odours from gasification operations in the Sasolburg region. This effort also resulted in the significant reduction of greenhouse gas emissions. In addition, we have successfully registered a nitrous oxide emission reduction project using the Clean Development Mechanism, thereby reducing greenhouse gas emissions equivalent to about a million tones of carbon dioxide a year. We further monitor air emissions at our plants to measure ambient air quality.

Waste and hazardous substances

         Environment Conservation Act.    The Environment Conservation Act establishes a licensing framework for the establishment, operation and closure of any waste disposal site. The DEAT is currently finalising a National Waste Management Implementation Programme, to be supported by the proposed National Waste Management Act. The National Waste Management Bill (the Bill) is being finalised and is expected to be enacted towards the latter part of the 2008 calendar year. The Bill aims to introduce legislative requirements on all aspects of waste management in a comprehensive manner. The Bill also aims to regulate contaminated land management. Once enacted, the Waste Management Act will revoke the waste management provisions under the Environment Conservation Act. DEAT is also finalising a policy setting process for thermal waste treatment for waste. This is likely to impact on future waste incineration practices within Sasol.

         Hazardous Substances Act.    The Hazardous Substances Act provides for the control and licensing of substances that may cause injury, ill-health or death to human beings by reason of their toxic, corrosive, irritant, strongly sensitising or flammable nature. Regulations have also been proposed by the Department of Labour providing for the adoption of the Globally Harmonised System for the classification and labelling of chemical substances. This will facilitate alignment with existing international practices.

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

Health and safety regulation

         Occupational Health and Safety Act.    The Occupational Health and Safety Act covers a number of areas of employment activity and use of machinery in South Africa, excluding mining activities. The Act imposes various obligations on employers and others to maintain a safe workplace and minimise the exposure of employees and the public to workplace hazards and establishes penalties and a system of administrative fines for non-compliance.

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

        For further information, see "Item 6.C—Board Practices—The Risk and Safety, Health and Environment Committee".

Germany

        In Germany, we operate a number of plants and facilities for the manufacture, storage, processing and transportation of chemical feedstock, products and wastes. These operations are subject to numerous laws and ordinances relating to safety, health and the protection of the environment.

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

         Regulation of hazardous substances.    Provisions for the protection of humans and the environment against the harmful effects of hazardous substances and preparations are provided in the Chemicals Act, the related ordinances on the Prohibition of Certain Chemicals and the Hazardous Incidents Ordinance. New substances are subject, as laid down in European law, to a registration and notification obligation before they can be brought onto the market. Old substances that have been on the market since 1981 are assessed on the basis of relevant European regulation. Hazardous substances and preparations must be classified, labelled and packed in line with their hazardous properties, their manufacture, marketing and use may be prohibited or limited. The regulation of hazardous substances will in future be governed by a legal framework called REACH which came into effect 1 June 2007. The roll-out of REACH will start with a pre-registration phase which will take place in the six month period from 1 June 2008 to 1 December 2008, inclusive.

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

General environmental care

        On 28 April 2006, a new Environmental Decree (Legislative Decree 152/2006) came into force, regulating the most important environmental matters, including authorisations, emissions, water management, wastes and remediation and environmental damages. The implementation date of the authorisation took effect at the beginning of 2007, and the environmental damage section will only come into force in the 2008 calendar year. Two decrees have been issued during 2007 and January 2008. The first one changed certain rules about Environmental Impact Evaluation and the second one defined more strict rules for remediation and wastes.

        European Directive 96/61/CE (Integrated Pollution Prevention and Control) provides that companies must obtain an integrated authorisation for all environmental impact. Sasol Italy has presented the documentation required to be compliant with the Directive relevant to the sites in

Terranova, Augusta and Sarroch. The documentation for Porto Torres plant has also been presented but was withdrawn as the plant is currently being idled.

Specific environmental protection legislation

         Emission control.    Environmental protection and the technical requirements for the licensing of all installations from which emissions emanate is now regulated by Legislative Decree 152/06, section 5.

         Regulation of hazardous substances.    Legislative Decree 52/1997 implemented in Italy the EU Directive relevant to classification, packaging and labelling of dangerous substances. Legislative Decree 65/2003 implemented the EU Directives relevant to classification, packaging and labelling or dangerous preparations. New substances are subject, as laid down in European law, to a registration and notification process before they can be brought onto the market. Old substances that have been on the market since 1981 are assessed on the basis of relevant European regulation. Hazardous substances and preparations must be classified, labelled and packed in line with their hazardous properties; their manufacture, marketing and use may be prohibited or limited. The regulation of hazardous substances will in future be governed by framework for REACH. The roll-out of REACH will start with a pre-registration phase which will take place in the six month period from 1 June 2008 to 1 December 2008 inclusive.

         Avoidance, recovery and disposal of waste.    Legislative Decree 152/06, Part 4, incorporates the principle of 'polluters pay' and further provides for cradle to the grave liability for waste.

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

Health and safety

        In April 2008, a new Legislative Decree (LD) 81/08 which is renewing and collecting all the legislation concerning Safety and Occupational Health, with the exclusion of Major Hazards (Seveso) was published and came into effect on 14 May 2008. The new legislative decree covers the safety and health matters formerly defined by LD 626/94 and the aspect related to construction (buildings, scaffolds, etc). Some of the new rules include:

  •
  in case of an accident causing serious injuries or fatalities, the prosecutor will be able to pursue the company together with the responsible managers;

  •
  to avoid a sentence the company will have to demonstrate the implementation and continuous enforcement of an Occupational Health and Safety Management System;

  •
  in case of sentence penalties are heavier than in the past;

  •
  some new type of risk has to be evaluated, for instance work related stress;

  •
  the LD is defining in a better way responsibilities and duties in the organisation (top managers, managers, superintendents, workers, etc); and

  •
  representatives of workers for Safety and Health problems have wider access to risk evaluation documents, with more duty of confidentiality.

United States

Environmental compliance

        Sasol NA and Merisol are subject to numerous federal, state, and local laws and regulations that regulate the discharge of materials into the environment or that otherwise relate to the protection of human health and the environment. As with the chemical industry, generally, compliance with existing and anticipated environmental, health, safety, and process safety laws and regulations increases the overall cost of business, including capital costs to construct, maintain, and upgrade equipment and facilities. These laws and regulations have required, and are expected to continue to require, Sasol NA and Merisol to make significant expenditures of both a capital and expense nature. Environmental compliance expenditures for our interest in Merisol and Sasol NA's manufacturing sites for the next five years are estimated to range from US$2 million to US$5 million per year.

        Indemnities dealing with historical groundwater and soil contamination as a result of RWE-DEA vinyl business continue. The Baltimore Plant has settled with the United States Environmental Protection Agency (US EPA) as a result of a benzene contaminated water spill to the slip that occurred in February 2007. Baltimore agreed to pay US$95,000 and to upgrade the treatment of storm water.

Remedial action

         Active and former manufacturing sites.    Sasol NA has been investigating the remediation of soil and groundwater contamination at the Lake Charles chemical complex (LCCC) and Baltimore plant sites resulting from historical operations under orders issued by Louisiana and Maryland Departments of the Environment (DoE), respectively. The Vinyl Chloride Monomer (VCM) Plant which was sold to Georgia Gulf in 1999 is also subject to US Resource Conservation and Recovery Act (RCRA) corrective action requirements. The Baltimore Plant is monitoring the natural attenuation of hydrocarbon contaminants in the groundwater and reporting regularly to Maryland DoE and is not being actively remediated. Baltimore has done a supplemental study of groundwater contamination and it is possible that the State of Maryland could require remediation of the contamination. The current costs of monitoring the VCM Plant site and any foreseeable remediation costs are not expected to be material. Any remedial costs at Baltimore are not defined but based on the amount of contamination are not expected to exceed US$100,000.

        In addition to Sasol NA's operating sites, Sasol NA also has retained liability to Georgia Gulf Corporation for the remediation of three manufacturing operations sold in November 1999 and located in Aberdeen, Mississippi, Jeffersontown, Kentucky, and Oklahoma City, Oklahoma and one site where the business was sold but not the property at Mansfield, Massachusetts. The Mansfield site, which is still owned by Sasol NA, has been extensively investigated and remediated since 1991, and the remediation of groundwater and an area of soil contamination is ongoing. The Aberdeen plant site has also been investigated under several orders issued by state authorities, and several areas of contamination have been remediated. Property to the west of the Aberdeen plant was purchased in 2002 and part of the plume migrating off-site was delineated and contained on-site during 2003. Further investigations of part of the Aberdeen site are still being performed and the need for further remediation is currently being investigated.

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

        The EECA also recommends removal actions for the "Main Channel Area" of Bayou Verdine. ConocoPhillips and Sasol NA intend to perform the Main Channel Removal Action under a Consent Decree which is being negotiated in 2008 and 2009. Under a Consent Decree, ConocoPhillips and Sasol NA hope to resolve all of the government's CERCLA claims against the companies in connection with the Calcasieu Estuary and will receive protection against CERCLA contribution claims by other "Potentially Responsible Parties" against the companies. An agreement in principle has been reached with US EPA and the resource trustees concerning the scope of the "Main Channel Area" and natural resource restoration projects, as well as the amount of past agency response costs to be reimbursed by Sasol NA and ConocoPhillips. Sasol NA will pay 10% of these costs.

        Sasol NA's total estimated liability for its share of Bayou Verdine and the Calcasieu Estuary CERCLA Site is about US$1.9 million. Under the agreement for the acquisition of Sasol Chemie, 80% of Sasol NA's estuary related remediation costs are expected to be indemnified by RWE-DEA AG, and will continue to be indemnified until at least 1 March 2023.

Mozambique

        In Mozambique, Sasol operates a processing plant and associated facilities for the extraction and processing of natural gas and condensate and transportation of natural gas. The Central Processing Facility has been in operation since February 2004. These operations are subject to numerous Mozambican laws and regulations as well as World Bank Group requirements and best practice standards.

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

        The Framework Environmental Law (20/97) was enacted in October of 1997. The aims of the Environmental Law are to provide a legal framework for the use and correct management of the environment and its components and to assure sustainable development in Mozambique. The Law is applicable to all public or private activities that may directly or indirectly influence the environment. It requires licensing of activities that are liable to cause significant environmental impacts. The granting of an environmental license is subject to the preparation and approval of an appropriate level of environmental impact study and management plan. The body of environmental legislation is growing and comprises the Regulation on Environmental Impact Assessment Process (45/2004 of 29 September) which revokes the 1998 Regulation (76/98 of 29 December), the Regulation on Environmental Quality and Effluent Emissions Standards (18/2004) of 2 June and the Regulation on Environmental Auditing (32/2003) of 20 August. During 2006, new legislation was enacted namely the Regulation on Environmental Inspections (11/2006) of 15 June, the Regulation on Waste Management (13/2006) of 15 June and General Directives for Environmental Impact Studies (129/2006) and the Public Participation Process (130/2006) of 19 July.

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

        In June 2005, we signed agreements with the Mozambican government for an offshore exploration license in the Indian Ocean. Seismic activities were conducted from January to June 2007 following a comprehensive and detailed EIA process which took in excess of 13 months to complete and approve. To ensure an open and transparent process, Sasol promoted wide and active public consultation and engagement with all identified stakeholders, in line with the recently published EIA Regulations. As recommended in the EIA, Sasol undertook year long baseline and monitoring studies pertaining to the potential impacts of shallow water exploration activities on sensitive receptors. The results are currently being studied in order to determine our further course of action.

        The Environmental Impact Assessments for the planned onshore expansion aimed at the de-bottlenecking of the gas processing facility and the transportation pipeline have been concluded and submitted to the environmental authorities for approval.

        The onshore construction and drilling project started in 2006 is expected to be concluded by the end of the 2008 calendar year. Project activities are governed by best practice environmental management approaches as defined in the MICOA approved Environmental Management Plan and periodic reports on environmental performance are submitted to the relevant environmental authorities.

         Mineral Rights.    Petroleum activities are regulated by the provisions of the Law Regulating Petroleum Activities. The National Petroleum Institute administers and regulates petroleum operations on behalf of the Mozambique Government. The Mozambique government encourages the exploration and development of the country's hydrocarbon potential within a certain project framework.

        EIA Regulations for the Petroleum Sector as envisaged in the EIA Regulations (Decree 45/2004) are being compiled by the National Petroleum Institute. No information is currently available as to when these would be passed.

        In accordance with the constitution of Mozambique, the land and the natural resources of the soil and the subsoil of the territorial waters and continental shelf are the property of the state, which determines the conditions for their development and use.

Qatar

         Environmental regulation.    All public or private development plans, including industrial, agricultural and infrastructure projects are required to follow the Environmental Protection Law and obtain an environmental authorisation permit from the Supreme Council for the Environment and Natural Reserves (SCENR). SCENR is also responsible for environmental protection and conservation in Qatar.

        The Environmental Protection Law, Decree-Law No. (30) of 2002 aims to meet the following objectives; (1) protection of the environment, (2) prevention of pollution (short-and long-term) (3) sustainable development by developing natural resources for the benefit of the present and future generations, (4) the protection of society, human health and other living creatures, and (5) protection of the environment from the damaging effect of activities outside of the State of Qatar.

        The Executive By-Law for the Environmental Protection Law, Issued vide the Decree Law No. 30 for the Year 2002 (the By-Law) stipulates specific standards and regulations to meet the objectives of The Environmental Protection Law. This includes regulations on determining the environmental impact of projects (requirements to conduct an EIA), emergency response plans for environmental disasters, hazardous wastes and materials, air pollution, water pollution, protection of marine environment. There are also 8 Annexes to this By-Law, including:

  •
  Air protection.  Annex (3) of the By-Law stipulates standards for air quality for different industries including petrochemical industries as well as ambient air quality standards.

  •
  Water protection.  Annex (4) of the By-Law provides standards for pollutants in case of discharges to the water environment and also prohibits some non decaying solid and liquid substances from discharge into water environments.

  •
  Waste and hazardous substances.  Annex (7) of the By-Law regulates the management and trans-boundary movement of hazardous wastes.

  •
  Annex (8) of the By-Law regulates the import, production, handling and transportation of hazard materials including the categorisation, labelling, separation and packing of hazardous materials.

         Consent to Operate (CTO).    This is Oryx GTL's operating permit and is renewable on an annual basis. This permit stipulates general monitoring requirements, wastewater quality standards, point source air emission standards, overall noise level limit, handling and storage of hazardous wastes, chemical use, records and emergency response programmes.

         Other environmental legislation.    Qatar is a signatory to the following: Kyoto Protocol to the United Nations Framework Convention on Climate Change (Non Annex 1 country), Stockholm Convention on Persistent Organic Pollutants, Basel Convention on the Control of Trans-boundary Movements of Hazardous Wastes and Disposal, Amendment to the Basel Convention on the Control of Trans-boundary Movements of Hazardous Wastes and their Disposal, Montreal Protocol on Substances that Deplete the Ozone Layer, Amendment to the Montreal Protocol on Substances that Deplete the Ozone Layer, Vienna Convention for the Protection of the Ozone Layer, United Nations Framework Convention on Climate Change.

        The State of Qatar has implemented Clean Development Mechanism (CDM), an initiative to reduce the emission of greenhouse gases. Gas flaring mitigation and the reduction of carbon emissions were among the two key areas focused on by Qatar as part of its commitment towards CDM.

        The Environmental Design Basis (EDB) stipulates the environmental standards that should be followed during the project phase.

         Health and safety regulation.    All medical professionals (including nurses, lab technicians, physiotherapists) have to be registered to practice in Qatar with the National Health Authority (NHA). Oryx GTL comply with all Qatar National Health Guidelines which is in line with World Health Organization (WHO) standards. Oryx GTL's health center is licensed with the NHA through Qatar Petroleum (QP).

         The Labour Law No (14) of the Year 2004.    This law does not apply to employees and workers of Ministries and other governmental organs, public institutions, corporations and companies which are established by Qatar Petroleum (QP) by itself or with others, armed forces, casual workers, domestic employees, working members of employer's family and workers employed in agriculture and grazing. The Labour Law covers safety, vocational health and social care as well as work injuries and compensation thereof. Some sections (i.e. heat stress sections) do not apply to Oryx GTL.

         Requirements for the Establishment and Operation of First Aid Stations within Ras Laffan Industrial City (QPR-MSR-001, 25/04/2006).    This procedure describes the level of first aid services which may be provided at project specific locations in accordance with established international best practice by providing minimum and general requirements. This procedure assists organisations within Ras Laffan Industrial City (i.e. Oryx GTL) in determining requirements for a first aid station on-site.

         Occupational Health and Safety Administration (OSHA).    There is no regulatory authority for safety or health in Qatar and therefore Oryx GTL used the internationally recognised OSHA standards as guidelines where applicable.

Other countries

        In a number of other countries we are engaged in various activities that are regulated by local and international laws, regulations and treaties. In Malaysia, China, Iran and other countries, we operate plants and facilities for the storage, processing and transportation of chemical substances, including feedstock, products and waste. In the United Arab Emirates, Nigeria, Gabon and other countries, we are involved, or are in the process of being involved, in exploration, extraction, processing or storage and transportation activities in connection with feedstock, products and waste relating to natural gas, petroleum and chemical substances. Our operations in the respective jurisdictions are subject to numerous laws and regulations relating to exploration and mining rights and the protection of safety, health and the environment.

4.C    Organisational Structure

        Sasol Limited is the ultimate parent of the Sasol group of companies. Our wholly owned subsidiary, Sasol Investment Company (Pty) Limited, a company incorporated in the Republic of South Africa, holds our interests in companies incorporated outside South Africa. The following table presents each of Sasol's significant subsidiaries (including direct and indirect holdings), the nature of business, percentage of shares of each subsidiary owned and the country of incorporation at 30 June 2008.

Name	Nature of business	Percentage ownership		Country of incorporation
Sasol Mining (Pty) Limited	Coal mining activities	100		South Africa
Sasol Synfuels (Pty) Limited	Production of liquid fuels, gases and chemical products and refining of tar acids	100		South Africa
Sasol Technology (Pty) Limited	Engineering services, research and development and technology transfer	100		South Africa
Sasol Financing (Pty) Limited	Management of cash resources, investment and procurement of loans	100		South Africa
Sasol Investment Company (Pty) Limited	Holding company of the group's foreign investments	100		South Africa
Sasol Chemical Industries Limited	Production and marketing of mining explosives, gases, petrochemicals, fertilisers and waxes	100		South Africa
Sasol Gas Holdings (Pty) Limited	Holding company for the group's gas interests	100		South Africa
Sasol Oil (Pty) Limited	Marketing of fuels and lubricants	75		South Africa
Republic of Mozambique Pipeline Investments Company (Pty) Limited	Owning and operating the natural gas transmission pipeline between Temane in Mozambique and Secunda in South Africa for the transportation of natural gas produced in Mozambique to markets in Mozambique and South Africa	50		South Africa
Sasol Chemical Holdings International (Pty) Limited	Investment in the Sasol Chemie group	100		South Africa
Sasol Chemicals Europe Limited	Marketing and distribution of chemical products	100		United Kingdom
Sasol Chemicals Pacific Limited	Marketing and distribution of chemical products	100		Hong Kong
Sasol Financing International plc	Management of cash resources, investment and procurement of loans	100		Isle of Man
Sasol Gas Limited	Marketing, distribution and transportation of pipeline gas and the maintenance of pipelines used to transport gas	100		South Africa
Sasol Group Services (Pty) Limited	Supplier of functional core and shared services to the Sasol Group of companies	100		South Africa
Sasol Oil International Limited	Buying and selling of crude oil	75	(1)	Isle of Man
Sasol Petroleum International (Pty) Limited	Exploration, production, marketing and distribution of petroleum and natural gas	100		South Africa

Name	Nature of business	Percentage ownership		Country of incorporation
Sasol Polymers International Investments (Pty) Limited	Holding company for Sasol Polymers' foreign investments	100		South Africa
Sasol Synfuels International (Pty) Limited	Develop and implement international GTL and CTL ventures	100		South Africa
Sasol Wax International Aktiengesellschaft	Holding company for Sasol Wax operations	100		Germany
Sasol Wax GmbH	Production, marketing and distribution of waxes and wax related products	100		Germany
Tosas Holdings (Pty) Limited	Investment holding company	75	(1)	South Africa
National Petroleum Refiners of South Africa (Pty) Limited	Refining crude oil	47.73	(1)	South Africa
Sasol Chemie GmbH and Co. KG	Investment in the Sasol Germany GmbH, Sasol Solvents Germany GmbH and Sasol Olefins and Surfactants GmbH	100		Germany
Sasol Germany GmbH	Production, marketing and distribution of olefin and surfactant products	100		Germany
Sasol Solvents Germany GmbH	Production and marketing of solvents	100		Germany
Sasol Italy SpA	Manufacturing, trading and transportation of oil products, petrochemicals and chemical products and derivatives	99.9		Italy
Sasol North America Inc.	Manufacturing of commodity and speciality chemicals	100		United States

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

Our Secunda facilities

        Our main manufacturing facilities are located at Secunda and they are the base for our Synfuels operations and a range of our chemical industries operations, including explosives, fertilisers, monomers and polymers, solvents and tar. The approximate size of this property is 82.5 square kilometres (km2) with operating plants accounting for 8.35 km2.

Our Sasolburg facilities

        Our facilities at Sasolburg are the base for a number of our chemical industries operations, including ammonia, explosives, fertilisers, mining chemicals, phenols, solvents, polymers, tars and wax operations. The approximate total size of these properties is 51.4 km2.

        The size of the Natref refinery, also based in Sasolburg, is approximately 1.1 km2.

Our Mozambican facilities

        Our natural gas processing operations in Mozambique are operated by Sasol Petroleum Temane Limitada (a subsidiary of Sasol Petroleum International). These facilities, located some 700 km north of the Mozambican capital, Maputo, on a site of approximately 400,000 m2, extract and process natural gas from the Temane gas field. The processed gas is supplied to the South African gas market, utilising an underground high pressure pipeline, some 865 km in length and owned by Rompco.

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

        Sasol Wax facilities are based in Hamburg (site size approximately 160,000 m2; plant size 100,000 m2).

Our facilities in Italy

        Various operations of Sasol Olefins & Surfactants are based at a number of locations in Italy. The primary facilities are at Augusta (site size approximately 1.35 million m2; plant size 220,000 m2) and Terranova (site size approximately 353,000 m2; plant size 200,000 m2).

Our facilities in the United States

        Various operations of Sasol Olefins & Surfactants are based at a number of locations in the United States. The most significant of these facilities is located at Lake Charles, Louisiana (site size approximately 3 million m2; plant size 540,000 m2).

        Merisol also has operations based at Oil City, Pennsylvania and Houston and Winnie, Texas.

        Sasol Wax's production facility is located in Richmond, California. Sales and marketing activities are also conducted from its office in Shelton, Connecticut.

        For more information regarding capital expenditure in respect of these properties and the related facilities and operations, see "Item 4.A—History and development of the company—Capital expenditure" for a description of our material plans to construct, expand and enhance our facilities.

Our facilities in Qatar

        Oryx GTL is a gas-to-liquids plant, with a nominal design capacity of 34,000 bpd located at Ras Laffan Industrial City, situated along the northeast coast of Qatar.

Mining properties and operations

Mine systems and their production capacity

        Sasol Mining operates six mines, the annual nominated capacities and actual production values are indicated in the following table:

  Nominated capacity and production

Mine	Nominated capacity per year(1)	2008 actual production	2007 actual production
	(Mt)	(Mt)	(Mt)
Bosjesspruit (Secunda)	8.1	7.3	7.6
Brandspruit (Secunda)	8.3	7.7	7.7
Middelbult (Secunda)	8.6	7.6	8.1
Syferfontein (Secunda)	8.6	9.3	8.4
Twistdraai Export (Secunda)	9.6	9.2	10.1
Sigma: Mooikraal (Sasolburg)	1.8	1.7	1.4

(1)
The 2008 nominated capacity of the mines is the expected maximum production of that mine during normal operational hours.

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

Processing operations

         Export business—Secunda operations.    The export business was initiated in August 1996 as part of a growth strategy. To date, a total of 39 Mt of coal has been exported, beneficiated from 105 Mt at the Twistdraai Export Plant from 1996 through 2008. Coal is fed to the beneficiation plant from the existing Twistdraai Export Mine. The beneficiation plant produces primary export product with an ash content of approximately 10.3% as well as a secondary product for the Sasol Synfuels market.

        The export beneficiation plant has a design throughput capacity of 10.5 Mt per year. In the 2008 financial year, 9.1 Mt was processed. The plant consists of a primary and secondary stage. The primary stage comprises three modules with two feed streams each. The coal is fed at a rate of 550 tons per hour into two 800 millimetre (mm) diameter dense medium cyclones per feed stream. There are a total of 18 cyclones in the primary stage. The secondary stage consists of two modules with two 1,000 mm diameter dense medium cyclones.

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

        The Sasol Coal Supply operation has a stockpile capacity of 660,000 tons, which is turned over approximately 1.5 times per week. In addition, there is a reserve stockpile capacity of more than 2.5 Mt. The objectives of this facility are:

  •
  to homogenise the coal quality supplied to Sasol Synfuels;

  •
  to keep the Sasol Synfuels bunkers full with a product that conforms to customer requirements;

  •
  to maintain a buffer stockpile to ensure even supply; and

  •
  to prevent fine coal generation.

        The daily coal supply to Sasol Synfuels is approximately 110,000 tons.

Coal exploration techniques

        Sasol Mining's geology department employs several exploration techniques in assessing the geological risks associated with the exploitation of the coal deposits. These techniques are applied in a mutually supportive way to achieve an optimal geological model of the relevant coal seams, targeted for production purposes. The Highveld Basin is considered to be structurally complex when compared to the other coalfields in South Africa where mining activities are taking place. As a result, Sasol Mining bases its geological modelling on sufficient and varied geological information. This approach is utilised in order to achieve a high level of support to the production environment.

         Core recovery exploration drilling.    This is the primary exploration technique that is applied in all exploration areas, especially during reconnaissance phases. In and around operational mines, the average vertical borehole density varies from 1:10 to 1:15 (boreholes per hectare), while in medium term mining areas, the average borehole density is in the order of 1:25. Usually, the drilling depth ranges from 200 m to 250 m. Depths of the boreholes drilled vary, depending on the depth to the Pre-Karoo basement, which vary from 160 m to 380 m. The major application of this technique is to locate the coal horizons, to determine coal quality and to gather structural information about dolerite dykes and sills, and the associated de-volatilisation. This information is used to compile geological models and forms the basis of geological interpretation.

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

         Horizontal drilling.    This technique is applied to all operational underground mines and supplies short-term (minimum three months) exploration coverage per mining section. No core is usually recovered, although core recovery is possible, if required. The main objective is to locate dolerite dykes and steep dipping sills intersecting the coal mining horizon, by drilling horizontal holes in the coal seam from a mined out area. A drilling reach of up to 1 km is possible, although the average length is usually 800 m in undisturbed coal.

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

Computation and storage of geological information

        Geological information is stored in a Sequel Server database. Data validation and quality checking through several in-house methods is conducted regularly. Data modelling is conducted by manual interpretation and computer-derived geological models, using the Minex 5 edition of the GEMCOM/MINEX software. Reserves and composite qualities are computed using established and recognised geo-statistical techniques.

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

  •
  The inherent ash content (air dried basis) is an average 24.5%, which is in line with the coal qualities supplied during the past 30 years to Sasol Synfuels.

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

  Mining parameters and assumptions used during reserve estimation

  •
  Minimum mining height (meters): the minimum mining height used is 2.2 m. The exception is Bosjesspruit mine, where the height is 1.5 m.

  •
  Maximum mining height (meters):  the maximum mining height used is 4.8 m (Syferfontein).

  •
  Primary safety factor(1):  the safety factor used in the mine planning, for primary development, in normal ground conditions is 1.8.

  •
  Secondary safety factor(1):  the safety factor used in the mine planning, for secondary development, in normal ground conditions is 1.6.

  •
  Minimum dry ash free volatile matter content:  the dry ash free volatile matter content gives an indication of devolatilised coal. During estimations, areas with a dry, ash free volatile matter content of less than 28% are excluded, and considered to be devolatilised coal areas.

  •
  Geological loss factor:  the geological loss factors vary in the respective blocks from 4.2% (Syferfontein) to 35% (Block 5 East). The geological loss factor is a discount factor applied to the gross in situ tonnage to take into account as yet unobserved geological features, which may occur. The geological loss factor is therefore a function of the borehole density and known geological complexity of the area, as well as the judgment of the competent person involved.

  •
  Mine layout losses:  the mine layout loss factors, expressed as a percentage of the in situ coal reserves vary between 11% (Rooipoort) and 28% (Block 5 East). The mine layout loss factor is a discount factor required to account for the expected loss of coal reserves, due to actual mining activities, not reaching the defined boundary of the mineable in situ coal reserve block. The mine layout loss factors applied are therefore a function of the complexity of the depicted actual and anticipated geological structures and the actual historical loss factors experienced.

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

  •
  Superficial moisture factor:  the superficial moisture factor, expressed as a percentage of the extractable coal reserve, vary between 5% (Middelbult) and 3.1% (Block 5 East). The superficial moisture refers to the extraneous moisture added to the extracted coal as a result of the mining operations. The factors applied are therefore based mostly on the historical factors experienced.

(1)
The safety factor is calculated by dividing the strength of the pillar by the stress acting on the pillar. The strength of the pillar is determined by the inherent strength of the coal material, the width of the pillar and the height of the pillar. The stress on the pillar is the result of the pillar load, which is determined by the depth of mining, the pillar width and the board width.

Reserve estimation (remaining reserves at 31 March 2008)

        We have approximately 3.9 billion tons (Bt) of gross in situ proven and probable coal reserves in the Secunda Deposit and approximately 1.3 Bt of recoverable reserves. The coal reserve estimations are set out in table 1 below. The different reserve areas are depicted on a map on page M-4, as well as whether a specific reserve area has been assigned to a specific mine.

Table 1.

Coal reserve estimations(1) as at 31 March 2008, in the Secunda area where Sasol Mining has interim statutory rights (old order mining rights), for which applications were submitted to convert to mining rights in terms of the Mineral and Petroleum Resources Development Act, Act 28 of 2002.

Reserve area	Gross in situ coal resource(2) (Mt)(5)	Geological discount (Mt)(5)	Mine layout losses (Mt)(5)	Extraction rate (%)	Recoverable reserves(3) (Mt)(5)		Beneficiated yield (%)		Proven/ probable
Middelbult Mine	746	119	96	48	256		100		Proven
Bosjesspruit Mine	406	32	24	53	185		100		Proven
Twistdraai Mine	77	4	20	60	47		P52,S27	(4)	Proven
Syferfontein Mine	565	24	38	48	205		100		Proven
Brandspruit Mine	210	11	70	54	70		100		Proven
Rooipoort Area	339	40	84	61	134		P35,S45	(6)	Probable
Evander Town(7)	30	—	—	—	—	(7)	—		Probable
Secunda Town(7)	88	—	—	—	—	(7)	—		Probable
Block 2, number 4 seam	810	219	108	59	273		100		Probable
Block 2, number 2 seam	370	100	49	59	125		100		Probable
Block 5 East	184	64	22	51	47		100		Probable
Block 3 South	141	38	19	58	52		100		Probable

Total Secunda Area	3,965				1,394

(1)
The coal reserve estimations in this table were compiled under supervision of Ms Karin van der Merwe and Mr. Jakes Lock. The "South African Code for Reporting of Minerals Resources and Minerals Reserves (The SAMREC Code 2007 edition)" dealing with competence and responsibility, paragraph 7, state Documentation detailing Exploration Results, Mineral Resources and Mineral reserves from which a Public Report is prepared, must be prepared by, or under the direction of, and signed by a Competent Person. Paragraph 9 states: A 'Competent Person' is a person who is registered with SACNASP, ECSA or PLATO, or is a Member or Fellow of the SAIMM, the GSS or a Recognised Overseas Professional organisation (ROPO). The Competent Person must comply with the provisions of the relevant promulgated Acts. Mr. JD Conradie, on behalf of Gemecs (Pty) Limited performed a comprehensive and independent audit of the coal resource/reserve estimations in February 2007. The estimates was certified as correct by one of the Gemecs (Pty) Ltd directors, Mr. CD van Niekerk (Pr.Nat.Sci), who signed the statement in his capacity as a competent person and auditor. The current estimation still is in line with the audited reserve and resource statement of February 2007. The estimation of the reserves is compliant with the definition and guidelines as stated in the SAMREC and JORC codes, as well as SEC Industry Guideline 7.

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

(4)
The P% of P52 refers to the export product yield from the recoverable coal reserve and the S% of S27 refers to secondary product yield, which will be supplied to the Synfuels factory. The balance of this is discard material.

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

Coal qualities per associated reserve estimation (remaining reserves at 31 March 2008)

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

Reserve area	Wet/ dry tons	Average inherent moisture content (%)	Average superficial moisture content (%)	Assigned/ unassigned	Steam/ metallurgical coal	Heat value (as received basis) MJ/kg	Sulphur (as received basis)
Middelbult Mine	Wet	4.2	5.0	Assigned	Steam	19.8	0.8
Bosjesspruit Mine	Wet	3.7	4.2	Assigned	Steam	20.2	1.0
Twistdraai Mine	Wet	3.8	4.1	Assigned	Steam	20.6	1.1
Syferfontein Mine	Wet	5.9	4.3	Assigned	Steam	20.8	0.7
Brandspruit Mine	Wet	4.1	3.7	Assigned	Steam	17.8	1.3
Rooipoort Area	Wet	4.2	4.3	Assigned	Steam	20.6	1.0
Evander Town	Wet	4.3	3.1	Unassigned	Steam	21.1	0.8
Secunda Town	Wet	3.8	3.1	Unassigned	Steam	20.9	1.0
Block 2, number 4 seam	Wet	4.3	4.5	Unassigned	Steam	20.8	0.9
Block 2, number 2 seam	Wet	3.9	4.5	Unassigned	Steam	19.0	0.7
Block 5 East	Wet	3.7	3.1	Unassigned	Steam	20.3	1.0
Block 3 South	Wet	3.4	3.5	Unassigned	Steam	21.1	0.7

Criteria for proven and probable

        Over and above the definitions for coal reserves, probable coal reserves and proven coal reserves, set forth in Industry Guide 7, under the US Securities Act of 1933, as amended, which are included in our glossary, we consider the following criteria to be pertinent to the classification of the reserves.

        Probable reserves are those reserve areas where the drill hole spacing is sufficiently close in the context of the deposit under consideration, where conceptual mine design can be applied, and for which all the legal and environmental aspects have been considered. Probable reserves can be estimated with a lower level of confidence than a proven coal reserve. Currently this classification results in variable drill spacing depending on the complexity of the area being considered and is generally less than 500 metres, although in some areas it may extend to 880 metres. The influence of increased drilling in these areas should not materially change the underlying geostatistics of the area on the critical parameters such as seam floor, seam thickness, ash and volatile content.

        Proven reserves are those reserves for which the drill hole spacing is generally less than 350 metres, for which a complete mine design has been applied which includes layouts and schedules resulting in a full financial estimation of the reserve. This classification has been applied to areas in the production stage or for which a detailed feasibility study has been completed.

Legal rights on coalfields

        Mineral rights were substituted with interim statutory rights in accordance with the transitional provisions of the Mineral and Petroleum Resources Development Act (Act 28 of 2002), which came into effect on 1 May 2004. Sasol, therefore, hold these interim statutory rights (Old Order mining rights), to mine more than 98% of the mineral rights previously owned in the Secunda area. Sasol holds four Old Order mining rights, (previously Section 9 mining authorisations under the repealed Minerals Act), consisting of 157,000 hectares of coal rights. In terms of the aforementioned transitional provisions, Sasol must apply to have these interim old order mining rights converted to new order mining rights by 30 April 2009. Applications for the conversion of the four Secunda Complex Old

Order mining rights, which comprises the total reserve area depicted in table 1 and plan in attachment page M-4, have been submitted to the Department of Minerals and Energy during April 2006. See also "Item 4.B Business Overview—Regulation of mining activities in South Africa". In respect of the Mooikraal Operation in the Free State, an application for the conversion of the old order mining right will be submitted during the latter part of the 2008 calendar year.

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

        Selective mining within coal seams implies that strict horizon control is exercised to maintain mining on the selected horizon. This has been done very successfully at the old Sigma underground operations and at the Mohlolo underground operation. The same principles which were applied when mining the old Sigma and Mohlolo underground operations are applied at the Sigma: Mooikraal Mine. In the visible coal seam a well-defined sulphide marker within the seam assists in the identification and verification of the pre-determined minable horizon underground, even in areas where the coal seam is displaced by faulting.

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

        Sigma Mine has been active since 1950 and has completed total extraction of board and pillar and longwall mining on both the major coal seams. The operations at the Mohlolo underground mines, developed from the highwalls of the Wonderwater strip mine, were closed during the 2006 calendar year.

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

Reserve area	Coal seam	Gross in situ coal resource(2) (Mt)(5)	Geological discount (Mt)(5)	Mine layout losses (Mt)(5)	Extraction Rate (%)	Recoverable Coal reserves(3&4) (Mt)(5)	Proven/ probable
Sigma: Mooikraal	3B	79	10	9	42	26	Proven
Sigma: Mooikraal (Remainder)	3B	65	8	6	41	21	Probable
Sigma: Mooikraal South (devol)(6)	3B	64	8	6	42	24	Probable

Total Sasolburg area		208				71

(1)
The coal reserve estimations in this table were compiled under supervision of Ms Karin van der Merwe and Mr. Jakes Lock. The "South African Code for Reporting of Minerals Resources and Minerals Reserves (The SAMREC Code 2007 edition)" dealing with competence and responsibility, paragraph 7, state: Documentation detailing Exploration Results, Mineral Resources and Mineral reserves from which a Public Report is prepared, must be prepared by, or under the direction of, and signed by a Competent Person. Paragraph 9 states: A 'Competent Person' is a person who is registered with SACNASP, ECSA or PLATO, or is a Member or Fellow of the SAIMM, the GSS or a Recognised Overseas Professional organisation (ROPO). The Competent Person must comply with the provisions of the relevant promulgated Acts. Mr. JD Conradie, on behalf of Gemecs (Pty) Limited performed a comprehensive and independent audit of the coal resource/reserve estimations in February 2007. The estimates was certified as correct by one of the Gemecs (Pty) Ltd directors, Mr. CD van Niekerk (Pr.Nat.Sci), who signed the statement in his capacity as a competent person and auditor. The current estimation still is in line with the audited reserve and resource statement of February 2007. The estimation of the reserves is compliant with the definition and guidelines as stated in the SAMREC and JORC codes, as well as SEC Industry Guideline 7.

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

Coal qualities per associated reserve estimation (remaining reserves at 31 March 2008)

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

Oil and gas production and exploration operations

        SPI, our dedicated oil and gas exploration and production company, currently has reserves in two fields:

  •
  In Gabon, the company holds a 27.75% non-operated interest in the offshore Etame license. An internally determined assessment of oil reserves was conducted during June 2008. As this license is a Production Sharing Contract, reserves reported represent the net economic interest volumes attributable to the company, after deduction for royalties, grossed up for income taxes.

  •
  In Mozambique, the company holds a 70% operated interest in the Pande and Temane Petroleum Production Agreement gas fields. An internally determined assessment of gas reserves was conducted during June 2008. In respect of Mozambican gas the standard pressure base used is 14.70 Psia and the standard temperature is 59°F in accordance with the specifications set by the Government of Mozambique. Reserves reported represent the net economic interest volumes attributable to the company, after deduction of production tax. Additionally, the Proved Developed and Undeveloped volumes booked are restricted to the take-or-pay quantities defined in the gas sales agreement for the remainder of the 25-year term. A phased approach to field development has been followed and only the Temane field has currently been developed. Development of the Pande field is under way and production will commence in 2009.

Reserve and production disclosure

        See unaudited supplemental oil and gas information to "Item 18.—Financial statements" for further disclosures of oil and gas operations.

	Crude Oil and Condensate			Natural Gas
	Mozambique	Other areas	Total	Mozambique	Other areas	Total
	Millions of barrels			Billions of cubic feet
Proved developed and undeveloped reserves
Balance at 30 June 2005	7.3	9.8	17.1	1,367.9	—	1,367.9
Revisions	0.3	0.2	0.5	(6.7)	—	(6.7)
Extensions and discoveries	0.1	—	0.1	—	—	—
Production	(0.4)	(1.4)	(1.8)	(55.1)	—	(55.1)

Balance at 30 June 2006	7.3	8.6	15.9	1,306.1	—	1,306.1
Revisions	(1.0)	1.3	0.3	28.7	—	28.7
Production	(0.7)	(1.4)	(2.1)	(58.2)	—	(58.2)

Balance at 30 June 2007	5.6	8.5	14.1	1,276.6	—	1,276.6
Revisions	(0.6)	(0.7)	(1.3)	2.8	—	2.8
Production	(0.5)	(1.8)	(2.3)	(65.4)	—	(65.4)

Balance at 30 June 2008	4.5	6.0	10.5	1,214.0	—	1,214.0

Proved developed reserves
At 30 June 2006	3.1	3.0	6.1	373.5	—	373.5

At 30 June 2007	2.7	6.2	8.9	371.6	—	371.6

At 30 June 2008	2.1	5.4	7.5	277.3	—	277.3

        The table above records estimates of the reserve quantities held by Sasol, through its various operating entities under Sasol Petroleum International (Pty) Limited.

ITEM 4A.    UNRESOLVED STAFF COMMENTS

        There are no unresolved written comments from the SEC staff regarding our periodic reports under the Exchange Act received more than 180 days before 30 June 2008.

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        This section should be read in conjunction with our consolidated financial statements included in "Item 18.—Financial Statements" as at 30 June 2008 and 2007, and for the years ended 30 June 2008, 2007 and 2006, including the accompanying notes, that are included in this annual report on Form 20-F. The following discussion of operating results and the financial review and prospects as well as our consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

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

5.A    Operating results

Company and business overview

        Sasol is an integrated energy and chemical company. We add value to coal, oil and gas reserves, using these feedstocks to produce liquid fuels, fuel components and chemicals through our unique, proprietary technologies. We mine coal in South Africa and produce gas in Mozambique and oil in Gabon, and our chemical manufacturing and marketing operations span the globe. In South Africa we refine imported crude oil and retail liquid fuel products through our network of retail convenience centres. We also supply fuels to other distributors in the region and gas to industrial customers.

        We maintain extensive chemical manufacturing and marketing operations, mostly in South Africa, Europe, the United States of America (USA), the Middle East and Asia.

        In South Africa, we refine imported crude oil and retail liquid fuels through a network of 406 Sasol retail convenience centres and Exel service stations. We also supply fuels to oil companies operating in South Africa and other distributors in South Africa and sub-Saharan Africa. Through Sasol Synfuels International (SSI) and Sasol Chevron, we are pursuing international opportunities to commercialise our CTL and GTL technology. We brought our first international GTL plant, Oryx GTL, into operation in 2007 and we are developing a GTL plant in Nigeria. We are promoting our CTL technology in China and India.

        We employ approximately 34,000 people worldwide and remain one of South Africa's largest investors in capital projects, skills development and technological research and development.

        In 2006, we announced our intention to consider the divestiture of the Sasol Olefins & Surfactants (O&S) business subject to fair value being received. In March 2007, we announced that we terminated the planned divestiture process of the Sasol O&S business and will retain this business. We believe that it was in shareholders' interests not to pursue the divestiture since fair value for the business could not be obtained. A number of restructuring and other opportunities to improve business performance have been identified and are currently being executed as part of a turn-around programme due to last for the next two to four years.

        The group has nine reportable segments that comprise the structure used by the GEC to make key operating decisions. While the information is presented by cluster, the underlying business unit information in each of the clusters is still presented to the GEC and board. We have continued to present each of the business units as reporting segments.

        Whilst Sasol Petroleum International (SPI) and Sasol Synfuels International (SSI) do not meet the quantitative criteria for disclosure as a separate segment, it is expected to become a significant contributor to the group's performance in future years as the upstream supplier of resources for the group's GTL and CTL activities. Consequently, the GEC has chosen to include SPI and SSI as reportable operating segments as we consider this presentation to be appropriate in light of their strategic importance to the group.

        We divide our operations into the following segments:

  South African energy cluster:

  •
  Sasol Mining

  •
  Sasol Gas

  •
  Sasol Synfuels

  •
  Sasol Oil

  •
  Other—includes costs related to the pre-feasibility study for the expansion of our synthetic fuels capacity in South Africa known as Project Mafutha.

  International energy cluster:

  •
  Sasol Synfuels International

  •
  Sasol Petroleum International

  Chemical cluster:

  •
  Sasol Polymers

  •
  Sasol Solvents

  •
  Sasol Olefins & Surfactants

  •
  Other Chemicals—includes Sasol Wax, Sasol Nitro, Merisol, Sasol Infrachem and other chemical businesses

  Other businesses:

  •
  Other—includes Sasol Technology, Sasol Financing and the group's central administration activities.

External factors and conditions

        Our business, operating results, cash flow and financial condition are subject to the influence of a number of external factors and conditions. These include conditions in the markets in which we sell our products, including the fluctuations in the international price of crude oil, effect of fluctuations in the currency markets, most notably in the exchange rate between the rand and the US dollar, cyclicality in the prices of chemical products, the effect of coal prices on export coal operations and the effects of inflation on our costs. Other factors which may influence our business and operating results include economic, social, political and regulatory conditions and developments in the countries in which we operate our facilities or market our products. See "Item 3.D—Key information—Risk factors".

Fluctuations in refining margins and crude oil, natural gas and petroleum products prices

        Through our participation in the Natref refinery, we are exposed to fluctuations in refinery margins resulting from fluctuations in international crude oil and petroleum product prices. We are also exposed to changes in absolute levels of international petroleum product prices through our synfuels operations. Fluctuations in international crude oil prices affect our results mainly through their indirect effect on the Basic Fuel Price (BFP) formula. A key factor in the BFP is the Mediterranean and

Singapore (for petrol) or the Arab Gulf (for diesel) spot price. See "Item 4.B—Business overview—Sasol Synfuels", "Sasol Oil" and "Sasol Petroleum International". Furthermore, prices of petrochemical products and natural gas are also affected by fluctuations in crude oil prices.

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

        The volatility of the crude oil price is illustrated in the following table, which shows the annual high, low and average of the European Brent crude oil price (free on board) in US dollars for the past ten years and to 28 September in the 2008 calendar year:

	US dollars per barrel (US$/b)
Financial year	Average(1)	High	Low
1998	16.15	21.29	10.77
1999	12.60	16.98	9.10
2000	24.03	31.93	17.25
2001	28.38	37.43	22.23
2002	23.24	29.22	16.51
2003	27.83	34.94	22.82
2004	31.30	39.22	25.51
2005	46.17	58.50	35.36
2006	62.45	74.45	52.84
2007	63.95	78.26	49.95
2008 (through 30 June)	95.51	139.38	67.73
July 2008	132.72	143.95	122.46
August 2008	113.24	124.16	108.72
September 2008	97.32	104.94	85.85

Source: Energy Information Administration (US Department of Energy)

(1)
The average price was calculated as an arithmetic average of the quoted daily spot price.

        On 30 September 2008, the price of European Brent crude oil was US$93.71/b.

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

        As a result of the group's substantial capital investment programme and cash flow requirements, we deemed it necessary to shield the group's income from fluctuations in crude oil prices by means of appropriate hedging strategies. In 2006, we hedged the equivalent of approximately 30% of Sasol Synfuels' production by entering into a zero cost collar pursuant to which the group was protected at average crude oil prices below US$45.00/b but able to take advantage of higher crude oil prices, only incurring a cash outflow should average crude oil prices be above US$82.61/b. The crude oil price traded within the range of this collar throughout the hedging period and therefore the collar had no cash flow effect. The market value of the collar resulted in a charge to the income statement of R93 million for the year ended 30 June 2006.

        In 2007, we hedged the equivalent of approximately 30% of Sasol Synfuels' production (45,000 bpd) and the Sasol Petroleum International (SPI) Gabon operation's production by entering into a zero cost collar pursuant to which the group was protected at average crude oil prices below US$63.00/b but able to take advantage of higher crude oil prices, only incurring a cash outflow should average crude oil prices be above US$83.60/b. A net profit of R211 million was achieved after a realised profit of R408 million related to the 2007 hedge, as a result of the crude oil price falling below the floor of the hedge, and a revaluation loss of R197 million related to the 2008 hedge.

        In 2008, we hedged the crude oil equivalent of approximately 30% of our Sasol Synfuels' production (45,000 bpd) by means of a zero cost collar in terms of which the group was protected at crude oil prices below US$62.40/b and benefited from crude oil prices up to US$76.75/b. A similar crude oil hedge was entered for the planned production from Sasol Petroleum International's West African output for a range between US$64.10/b and US$75/b. However, we incurred a cash outflow as crude oil prices exceeded the cap of US$76.75/b during the hedging period. As a result of the significant increase in crude oil prices during the 2008 financial year (average dated brent was US$95.51/b in 2008 compared to US$63.95/b in 2007), the settlement of the oil hedge in May 2008 and June 2008 resulted in a net cash outflow of R2.3 billion for the year ended 30 June 2008. See "Item 11.—Quantitative and qualitative disclosure about market risk".

        We believe this hedging strategy remains appropriate and have again hedged the crude oil equivalent of approximately 30% (16.4 million barrels) of Sasol Synfuels' planned production by means of a zero cost collar for the 2009 financial year. This crude oil hedge was entered into in August 2008 with a cap of US$228/b and a floor of US$90/b. A similar crude oil hedge has been entered into for approximately 30% (550,000 barrels) planned production from Sasol Petroleum International's West African output for a range between US$90/b and US$240/b.

        In 2009, for budgeting and forecasting purposes, we estimate that for every US$1/b increase in the annual average crude oil price, our group operating profit will increase by approximately US$51 million (R402 million). Should the average annual crude oil price move outside the range of our zero cost collar hedging instrument, the effect of the hedge on operating profit will be approximately US$16 million (R131 million) for each US$1/b change in the average crude oil price above or below the range of the collar.

  Exchange rate fluctuations

        The rand is the principal functional currency of our operations. However, a large part of our group's turnover is denominated in US dollars and some part in euro, derived either from exports from South Africa or from our manufacturing and distribution operations outside South Africa. Approximately 90% of our turnover is linked to the US dollar as petroleum prices in general and the price of most petroleum and chemical products are based on global commodity and benchmark prices which are quoted in US dollars. A significant part of our capital expenditure is also US dollar denominated, as it is directed to investments outside South Africa or constitutes materials, engineering and construction costs imported into South Africa.

        After the significant weakening of the rand against the US dollar in 2002, the rand appreciated against the US dollar between 2003 and 2005. This appreciation had a negative impact on our operating results over this period. There was a marginal weakening of the rand against the US dollar in 2006 of approximately R0.20 per US dollar. In 2007, the rand had weakened further with the average rate for 2007 being R7.20 per US dollar compared to R6.41 per US dollar in 2006. During 2008, the rand has weakened slightly further against the US dollar, with the average exchange rate for 2008 being R7.30 per US dollar compared to R7.20 per US dollar in 2007. This weakening in the rand had a positive impact on our operating results in 2008. Similarly, the strengthening of the euro against the US dollar over the last three years has negatively impacted the profitability of our European operations where our costs are euro based and a significant portion of our turnover is US dollar based.

        Although the exchange rate of the rand is primarily market determined, its value at any time may not be an accurate reflection of the underlying value of the rand, due to the potential effect of, among other factors, exchange controls. These regulations also affect our ability to borrow funds from non-South African sources for use in South Africa or to repay these funds from South Africa and, in some cases, our ability to guarantee the obligations of our subsidiaries with regard to these funds. These restrictions have affected the manner in which we have financed our acquisitions outside South Africa and the geographic distribution of our debt. See "Item 10.—Additional information".

        The average exchange rate for the year has a significant effect on our turnover and our operating profit. In 2009, for budgeting and forecasting purposes, we estimate that for every R0.10 weakening or strengthening in the annual average rand/US dollar exchange rate, our operating profit will increase or decrease by approximately R832 million, as applicable.

        We manage our foreign exchange risks through the selective use of forward exchange contracts and cross currency swaps. We use forward exchange contracts to reduce foreign currency exposures arising from imports into South Africa. Forward exchange contracts which result in exposure of more than R100 million require pre-approval from our GEC. We apply the following principal policies in order to protect ourselves against the effects (on our South African operations) on the volatility of the rand against other major currencies as well as an anticipated long-term trend of a devaluing rand:

  •
  All major capital expenditure in foreign currency is hedged on commitment of expenditure or on approval of the project (with South African Reserve Bank approval), by way of forward exchange contracts; and

  •
  All imports in foreign currency in excess of an equivalent of US$50,000 per transaction are hedged on commitment by way of forward exchange contracts.

        See "Item 11.—Quantitative and qualitative disclosure about market risk".

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

        On average, we experienced a 20% and 45% increase in the polymer and ammonia product prices in 2008, compared to 2007, and a 12% increase in solvent product prices. Although peaks in these cycles have in the past been characterised by increased market prices and higher operating margins, such peaks have prompted further world wide capital investment which has led to supply exceeding demand and a resultant reduction in selling prices and operating margins.

        In times of high crude oil and related product prices (the primary feedstock of most commodity chemicals), the profit margin shifts towards the feedstock producer while in times of high chemical prices and lower feedstock prices, the profit margin shifts towards the downstream activities. Our strategy for our commodity chemicals business, therefore, is wherever possible to invest in the value chain of raw materials to final products. As a result of this approach, the group has elected not to hedge its exposure to commodity chemical prices as this may, in part, negate the benefits of being backward integrated into its primary feed streams.

Coal prices

        Approximately 8.64% of our coal production is sold to external markets (3.4 million tons (Mt) sold to the export market, predominantly in Europe and 0.9 Mt sold to the South African market). External sales to these markets represented approximately 28.25% of the total turnover generated by Sasol Mining during 2008.

        Export coal sales prices are compared to the published international coal price indices to track performance. Sasol Mining's policy is to sell at prices partially on an American Petroleum Standard Index (API) related basis, and partially on fixed prices. Sales at fixed prices are not extended beyond nine months forward. Internal coal sales are made to Sasol Synfuels and Infrachem. Coal sales prices into this market are negotiated on a five year contractual basis and are subject to periodic price adjustments. Transfer price negotiations are at arms length. The short-term coal sales contract to Eskom from the Brandspruit Mine was terminated in February 2008. The contract has not been extended and coal from the Secunda reserves has been retained to supply our Synfuels plant.

        The average free on board Richards Bay price index for the past seven financial years:

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

        The history of the South African consumer price index (CPI) and producer price index (PPI) is illustrated in the following table, which shows the average increase in the index for the past 10 calendar years and the annual percentage change on a monthly basis in calendar year 2008:

Calendar year	CPI	PPI
1998	6.9%	3.6%
1999	5.2%	5.8%
2000	5.4%	9.2%
2001	5.7%	8.4%
2002	9.2%	14.2%
2003	5.8%	1.7%
2004	1.4%	0.6%
2005	3.4%	3.1%
2006	4.7%	7.7%
2007	7.1%	10.9%
January 2008	9.3%	10.4%
February 2008	9.8%	11.3%
March 2008	10.6%	11.9%
April 2008	11.1%	12.4%
May 2008	11.7%	16.4%
June 2008	12.2%	16.8%
July 2008	13.4%	18.9%
August 2008	13.7%	19.1%

Source: Statistics South Africa

Reclassification of Sasol Olefins & Surfactants (Sasol O&S)

        Previously we had announced our intention to consider the divestiture of the Sasol O&S business subject to fair value being received and substantial work was undertaken to prepare the business for sale and attempt to sell it. In March 2007, we announced our decision to terminate the divestiture process and retain and restructure the business, for which we are envisaging a time frame of two to four years. The reason for the termination of the sale was that fair value could not be obtained.

        A restructuring programme has been implemented and the shut down for an indefinite period of Baltimore, USA and Porto Torres, Italy LAB facilities as well as normal paraffin production in Augusta, Italy have been announced to date. The overall turnaround process focuses on fixed and variable cost reduction, margin improvement, disposal or shutdown of underperforming assets and an organisational overhaul. Certain provisions amounting to R405 million had been recognised through the income statement in 2007 relating mainly to restructuring and environmental rehabilitation costs.

        Since 2008, the turnaround process has started to bear fruit. Capacity reductions through LAB plant closures have rebalanced the market, while margin improvements have resulted from higher prices. The organisational restructuring is however still in its early phase. It is still anticipated that the full turnaround programme will only be completed in the next two to four years. In addition, several restructuring and turnaround provisions associated with the retention and turnaround of the Sasol O&S business amounting to R216 million were recognised in the current year.

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

        In South Africa, our operations are required to comply with certain procurement, employment equity, ownership and other regulations which have been designed to address the country's specific transformation issues. These include the Mining Charter, the Liquid Fuels Charter, and the Broad-based Black Economic Empowerment Act along with the various Codes of Good Corporate Practice for broad-based Black Economic Empowerment, the MPRDA and the Restitution of Land Rights Act. See "Item 4.B—Business overview".

Broad-based Black Economic Empowerment (BEE) transactions

Sasol Mining BEE transaction

        We announced on 16 March 2006, the first phase implementation of Sasol Mining's broad-based empowerment strategy for compliance with the Mining Charter and the MPRDA through the formation of Igoda Coal (Pty) Limited (Igoda Coal), a 65:35 BEE venture with Eyesizwe Coal (Pty) Limited. Igoda Coal will comprise the full value chain of Sasol Mining's coal export business—the Twistdraai Colliery and beneficiation plant at Secunda in Mpumalanga Province, the marketing and logistics components of its coal export business, as well as Sasol Mining's interest in the Richards Bay Coal Terminal. The finalisation of this transaction is still subject to the granting of the new order rights and finance.

        On 11 October 2007, Sasol Mining announced the second phase of its broad-based BEE strategy by the formation of a black-woman controlled mining company called Ixia Coal (Pty) Limited (Ixia). Ixia is a venture with Women Investment Portfolio Holdings Limited and Mining Women Investments (Pty) Limited. The transaction is valued at R1.9 billion. This transaction brings Sasol Mining's broad-based BEE ownership component to an estimated 26% (calculated on attributable units of production). Upon the conversion of the Secunda mining rights and the procurement of financing by Ixia, the transaction will be implemented. The transaction will be financed through equity (R59 million) and a combination of third party funding and appropriate Sasol facilitation. It is currently envisaged that approximately 40% of the transaction will be funded through third party debt; however this is dependent upon market conditions prevailing at the time.

        Both of the Sasol Mining BEE transactions were not yet effective at 30 June 2008.

Sasol and Tshwarisano BEE transaction

        In compliance with the Liquid Fuels Charter, we entered into a R1.45 billion transaction with our BEE partner Tshwarisano LFB Investment (Pty) Limited (Tshwarisano). Tshwarisano acquired a 25% shareholding in Sasol Oil (Pty) Limited from Sasol Limited with effect from 1 July 2006. The financing of the transaction has been provided in part through the issue of preference shares by Tshwarisano to Standard Bank South Africa Limited (Standard Bank), and in part by application of the subscription proceeds from the issue of the ordinary shares to Tshwarisano ordinary shareholders. The Tshwarisano ordinary shareholders in turn raised the funding to subscribe for the ordinary shares through the issue of preference shares to Standard Bank. Over time, Tshwarisano and its ordinary shareholders will redeem their respective preference shares with the proceeds of dividends distributed by Sasol Oil. As part of this arrangement, Sasol Oil has amended its dividend policy such that it is required to pay out up to a maximum on one times earnings for that financial year by way of dividends. The actual dividend paid shall be the maximum possible amount, taking into account certain specified ratios relating to net debt to shareholders' equity and earnings before interest, tax, depreciation and amortisation to net interest. The dividend paid may not be less than one third of earnings.

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

Sasol Inzalo share transaction

        During May 2008, the shareholders approved the Sasol Inzalo share transaction, a broad-based Black Economic Empowerment (BEE) transaction, which would result in the transfer of beneficial ownership of 10% (63.1 million shares) of Sasol Limited's issued share capital before the implementation of this transaction to its employees and a wide spread of black South Africans (BEE participants). The transaction was introduced to assist Sasol, as a major participant in the South African economy, in meeting its empowerment objectives. This transaction will provide long-term sustainable benefits to all participants and will have a tenure of 10 years. The following BEE participants will acquire indirect or direct ownership in Sasol's issued share capital as follows:

  •
  Sasol employees and black managers through the Sasol Inzalo Employee Trust and Sasol Inzalo Management Trust (Employee Trusts)—4.0%;

  •
  The Sasol Inzalo Foundation—1.5%;

  •
  Selected participants—1.5%; and

  •
  The black public through:

  •
  The funded invitation—2.6%; and

  •
  The cash invitation—0.4%.

        The Employee Trusts and the Sasol Inzalo Foundation will be funded entirely through Sasol facilitation whilst the selected participants and the black public participating, through the funded invitation, will be funded by way of equity contributions and preference share funding (including preference shares subscribed for by Sasol). The black public participating through the cash invitation, will be financed entirely by the participants from their own resources.

        The effective date of the transaction for the Employee Trusts and the Sasol Inzalo Foundation was 3 June 2008. The effective date of the transaction for the selected participants was 27 June 2008. The black public invitations remained open until 9 July 2008 and consequently this portion of the transaction was not yet effective at 30 June 2008.

Sasol Inzalo Employee Trust and Sasol Inzalo Management Trust

        On 3 June 2008, staff members that are South African residents or who are migrant workers that do not participate in the Sasol Share Incentive Scheme and the Sasol Share Appreciation Rights Scheme, participate in the Sasol Inzalo Employee Trust (Employee Scheme), while all senior black staff that are South African residents participate in the Sasol Inzalo Management Trust (Management Scheme). The share rights which entitle the employees from the inception of the scheme to receive ordinary shares at the end of the 10 years, vest according to the unconditional entitlement as follows:

  •
  after three years: 30%

  •
  thereafter: 10% per year until maturity

        Participants in the Employee Scheme were granted share rights to receive 850 Sasol ordinary shares. The allocation of the shares in the Management Scheme is based on seniority and range from 5 000 to 25 000. 12% of the allocated shares has been set aside for new employees appointed during the first five years of the transaction. On resignation, within the first three years from the inception of the transaction, share rights granted will be forfeited. For each year thereafter, 10% of such share rights will be forfeited for each year or part thereof remaining until the end of the transaction period. On retirement, death or retrenchment the rights will remain with the participant.

        The Sasol ordinary shares were issued to the Employee Trusts, funded by contributions from Sasol, which collectively subscribed for 25.2 million Sasol ordinary shares at a nominal value of R0.01 per share subject to the following pre-conditions:

  •
  right to receive only 50% of ordinary dividends paid on Sasol ordinary shares; and

  •
  Sasol's right to repurchase a number of shares at a nominal value of R0.01 per share at the end of year ten in accordance with a predetermined formula.

The participant has the right to all ordinary dividends received by the Employee Trusts for the duration of the transaction.

        After Sasol has exercised its repurchase right and subject to any forfeiture of share rights, each participant will receive a number of Sasol ordinary shares in relation to their respective share rights. Any shares remaining in the Employee Trusts after the distribution to participants may be distributed to the Sasol Inzalo Foundation.

Sasol Inzalo Foundation

        On 3 June 2008, the Sasol Inzalo Foundation (the Foundation), which is incorporated as a trust and being registered as a public benefit organisation, subscribed for 9.5 million Sasol ordinary shares at nominal value of R0.01 per share. The primary focus of the Foundation is skills development and capacity building of black South Africans, predominantly in the fields of mathematics, science and technology.

        The pre-conditions of subscription for Sasol ordinary shares by the Foundation includes the right to receive dividends of 5% of the ordinary dividends declared in respect of Sasol ordinary shares held by the Foundation and Sasol's right to repurchase a number of Sasol ordinary shares from the Foundation at a nominal value of R0.01 per share at the end of ten years in accordance with a predetermined formula. After Sasol has exercised its repurchase right, the Foundation will going forward receive 100% of dividends declared on the Sasol ordinary shares owned by the Foundation.

Selected participants

        On 27 June 2008, selected BEE groups (selected participants) which include Sasol customers, Sasol suppliers, Sasol franchisees, women's groups, trade unions and other professional associations, through a funding company, subscribed for 9.5 million Sasol preferred ordinary shares. The shares, which have not yet been allocated to selected participants, have been subscribed for by a facilitation trust, which is funded by Sasol. As at 30 June 2008, 1.1 million Sasol preferred ordinary shares were issued to the facilitation trust. The selected participants contribute equity between 5% to 10% of the value of their underlying Sasol preferred ordinary shares allocation, with the balance of the contribution being funded through preference share debt, including preference shares subscribed for by Sasol.

        The selected participants are entitled to receive a dividend of up to 5% of the dividend declared on the Sasol preferred ordinary shares in proportion to their effective interest in Sasol's issued share capital, from the commencement of the fourth year of the transaction term of ten years, subject to the financing requirements of the preference share debt.

        At the end of the transaction term, the Sasol preferred ordinary shares will automatically be Sasol ordinary shares and will then be listed on the JSE Limited. The Sasol ordinary shares remaining in the funding company after redeeming the preference share debt and paying costs may then be distributed to the selected participants in proportion to their shareholding. The funding company, from inception, has full voting and economic rights with regard to its shareholding of Sasol's total issued share capital.

Black public invitations

Funded invitation

        The members of the black public participating in the funded invitation, through a funding company, have subscribed for 16.1 million Sasol preferred ordinary shares. The black public contribute equity between 5% to 10% of their underlying Sasol preferred ordinary shares allocation, with the balance of the contribution being funded through preference share debt, including preference shares subscribed for by Sasol.

        Participants in the funded invitation may not dispose of their shares for the first three years after inception. Thereafter, for the remainder of the transaction term, trading in the shares will be allowed with other black people or black groups through an over-the-counter trading mechanism. Participants in the funded invitation may not encumber the shares held by them before the end of the transaction term.

        The black public are entitled to receive a dividend of up to 5% of the dividend on the Sasol preferred ordinary shares in proportion to their effective interest in Sasol's issued share capital, from the commencement of the fourth year of the transaction term of ten years, subject to the financing requirements of the preference share debt.

        At the end of the transaction term, the Sasol preferred ordinary shares will automatically be Sasol ordinary shares and will then be listed on the JSE Limited. The Sasol ordinary shares remaining in the funding company after redeeming the preference share debt and paying costs may then be distributed to the black public in proportion to their shareholding. The funding company will have, from inception, full voting and economic rights with regard to its interest in Sasol's issued share capital.

Cash invitation

        The cash invitation allows members of the black public to invest directly in 2.8 million Sasol BEE ordinary shares. The Sasol BEE ordinary shares cannot be traded for the first two years of the transaction and, for the remainder of the transaction term, can only be traded between black people and black groups. Participants in the cash invitation are entitled to encumber their Sasol BEE ordinary shares, provided that these shares continue to be owned by members of the black public for the duration of the transaction term. At the end of the transaction term, the Sasol BEE ordinary shares will automatically be Sasol ordinary shares and will then be listed on the JSE Limited.

Preference shares

        The preference share funding comprises A, B and guaranteed C preference shares which are funded by external financiers and D preference shares funded by Sasol. The funding companies are required to maintain, inter alia, minimum share cover ratios in respect of the A and B preference shares, being the ratio between the value of the Sasol preferred ordinary shares and the amount required to redeem the preference shares. The maintenance of the ratio is dependent upon the Sasol ordinary share price and the dividends paid by Sasol on the Sasol preferred ordinary shares. Sasol has call options to purchase some or all of the outstanding A, B and C preference shares. Currently, the minimum share cover ratio will be breached when the Sasol ordinary share price falls below approximately R210 per share. In addition, a further condition to the guaranteed C preference shares is that the Sasol group must maintain a net debt to earnings before interest, taxation, depreciation and amortisation cover ratio of 2.5 times.

        The preference share debt is accounted for in the statement of financial position and should the preference share covenants described above be breached, Sasol will be required to raise the necessary funding in order to either exercise the call option or alternatively, honour the call under the guarantee.

Accounting for transaction

        At 30 June 2008, the transaction has been accounted for as follows:

  •
  All special purpose entities created to facilitate the transaction have been consolidated into the Sasol group results from the applicable effective dates of the transaction.

  •
  An amount of R76.7 million has been recognised in the income statement and in the share-based payment reserve in the statement of changes in equity in respect of the share-based payment expense related to the Employee Trusts. This represents the current year's expense taking into account the vesting conditions of the rights granted over the tenure of the transaction. The total share-based payment expense of R4,948 million in respect of the rights granted at 30 June 2008 will be recognised on a straight-line basis over the vesting period of the transaction.

  •
  R1,357 million has been recognised in the income statement and in the share-based payment reserve in the statement of changes in equity in respect of the share-based payment expense related to the shares issued to the selected participants as at 30 June 2008. An estimated amount of R174 million will be recognised in 2009 as share-based payment expense when the remainder of the shares are issued to selected participants.

  •
  The preference shares issued to the financiers in respect of the selected participants have been recognised in the statement of financial position for an amount of R2,215 million, including accrued finance charges. The C preference shares issued to the financiers have been guaranteed by Sasol Limited. Deferred loan costs of R19.9 million have also been recognised in the statement of financial position.

        On 9 July 2008, the black public invitations of the Sasol Inzalo share transaction closed. The cash invitation was oversubscribed by 13% and the funded invitation was more than 300% oversubscribed. A share-based payment expense of R2.4 billion and preference share debt of R4.2 billion related to the issue of shares to the black public will be recognised in the 2009 financial year. Based on the weighted average number of shares issued at 30 June 2008, the share-based payment expense would decrease the earnings per share by R4.07.

        The total share-based payment expense expected to be recognised in the 2009 financial year is estimated to be R3.7 billion.

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

Engineering contract costs

        The increase worldwide in large engineering contracts has resulted in a shortage of engineering resources and strains in that industry. These have impacted on some of our projects and have affected construction timing schedules and costs. Whilst higher international crude oil prices may boost post-commissioning income streams and compensate for construction delays and higher capital costs, these strains in the engineering industry are nevertheless a cause for concern and may impact on our project plans and growth ambitions. In order to mitigate the shortage of in the availability of engineering resources, we have entered into long-term relationship agreements with large reputable engineering contractors, both locally in South Africa and internationally. By doing so, this should provide Sasol with preferential access to the resource pools of these engineering contractors on a global basis in order to sustain our projects and growth plans.

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

        Our integrated Sasol HIV/AIDS Response Programme (SHARP) remained focused on reducing the rate of HIV infection throughout our South African operations and extending the quality of life of infected employees by providing managed health care. The programme is tailored for the culture and needs of every business unit. Each Sasol business site has a dedicated SHARP task team responsible for implementing and sustaining a site-specific response team.

        As a result of our collaborative approach, we have had one of the highest uptakes of voluntary counselling and testing (VCT) in South Africa. VCT has been integrated in to the occupational health centres and are offered as part of wellness programmes within the business units.

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

Significant accounting policies and estimates

        The preparation of our consolidated financial statements requires management to make estimates and assumptions that affect the reported results of its operations. Some of our accounting policies require the application of significant judgements and estimates by management in selecting the appropriate assumptions for calculating financial estimates. By their nature, these judgements are subject to an inherent degree of uncertainty and are based on our historical experience, terms of existing contracts, management's view on trends in the industries in which we operate and information from outside sources and experts. Actual results may differ from those estimates.

        Our significant accounting policies are described in more detail in the notes to the consolidated financial statements. See "Item 18.—Financial statements". This discussion and analysis should be read in conjunction with the consolidated financial statements and related notes included "Item 18.—Financial statements".

        Management believes that the significant accounting policies affecting more significant judgements and estimates used in the preparation of Sasol's consolidated financial statements, could potentially impact our financial results and future financial performance.

        We evaluate our estimates, including those relating to asset retirement obligations, trade receivables, inventories, investments, intangible assets, income taxes, share-based payments, pension and other post-retirement benefits and contingencies and litigation on an ongoing basis. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making our judgements about carrying values of assets and liabilities that are not readily available from other sources.

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

        We recognised share-based payment expense for the years indicated:

	2008	2007	2006
Share-based payment expense (Rand in millions)*	140	186	169
Weighted average grant-date fair value (Rand per share)	—	64.35	58.74

        The unrecognised share-based payment expense related to non-vested share options, expected to be recognised over a weighted average period of 1.4 years, amounted to R197 million at 30 June 2008 (2007—R337 million).

        The weighted average assumptions at grant date that were used for option grants in the respective periods are as follows:

		2008	2007	2006
Risk free interest rate at grant date	%	*	7.75	8.00
Expected volatility	%	*	34	34
Expected dividend yield	%	*	3.8	4.0
Vesting period	years	*	2, 4 & 6	2, 4 & 6

*
Following the introduction of the Sasol Share Appreciation Rights Scheme in 2007, no further options have been granted in terms of the Sasol Share Incentive Scheme. The share-based payment expense recognised in the current year relates to options granted in previous years and is calculated based on the assumptions applicable to the year in which the options were granted.

        The risk free interest rate for periods within the contractual term of the share options is based on South African government bonds in effect at the time of grant and the expected volatility in the value of the share options granted is determined using the historical volatility of the Sasol share price.

        The valuation of share-based payment expenses requires a significant degree of judgement to be applied by management.

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

        We recognised share-based payment expense for the years indicated:

	2008	2007
Share-based payment expense (Rand in millions)	208	4
Average fair value of rights issued during year	211.56	81.58

        No unimplemented share appreciation rights have vested at year end. The total unrecognised share-based payment expense related to non-vested share options, expected to be recognised over a weighted average period of 1.7 years, amounted to R651 million at 30 June 2008 (2007—R63 million).

        These rights are recognised as a liability at fair value in the statement of financial position until the date of settlement.

        The fair value of these rights is determined at each reporting date and the unrecognised cost amortised to the income statement over the period that the employees provide services to the company.

        The weighted average assumptions at 30 June that were used for option grants in the respective periods are as follows:

		2008	2007
Risk free interest rate at date of valuation	%	11.12–11.26	9.02–9.05
Expected volatility	%	35.73	29.22
Expected dividend yield	%	3.44	3.60
Expected forfeiture rate	%	3.30	3.25
Vesting period	years	2, 4 & 6	2, 4 & 6

        The risk free interest rate for periods within the contractual term of the share rights is based on South African government bonds in effect at each reporting date and the expected volatility in the value of the share options granted is determined using the historical volatility of the Sasol share price. The expected dividend yield is determined using the historical dividend yield of the Sasol ordinary shares.

        The valuation of share-based payment expenses requires a significant degree of judgement to be applied by management.

Sasol Inzalo share transaction

        During May 2008, our shareholders approved our broad-based BEE transaction valued at approximately R24 billion (at R380 per share), which would result in the transfer of beneficial ownership of 10% (63.1 million shares) of Sasol Limited's issued share capital, before the implementation of this transaction, to our employees and a wide spread of black South Africans (BEE participants).

        The effective date of the transaction as it pertains to the Employee Trusts and the Sasol Inzalo Foundation is 3 June 2008. The effective date of the transaction in respect of the selected participants is 27 June 2008. The black public invitation remained open until 9 July 2008 and as such this portion of the transaction was not yet effective at 30 June 2008.

Components of the transaction	2008	Value of shares issued 2008	Share-based payment expense recognised 2008
	(% allocated)	(Rm)	(Rm)
Sasol Inzalo Employee Trust and Sasol Inzalo Management Trust(1)	4.0	9,235	77
Sasol Inzalo Foundation(2)	1.5	3,463	—
Selected participants	1.5	3,463	1,357
Black public invitations(3)	3.0	—	—

	10.0	16,161	1,434

(1)
The unrecognised share-based payment expense related to non-vested Employee and Management Trusts share rights, expected to be recognised over a weighted average period of 2.9 years amounted to R4,872 million at 30 June 2008.

(2)
No share-based payment expense is recognised for the Sasol Inzalo Foundation.

(3)
No share-based payment expense has been recognised at 30 June 2008 as the black public invitations remained open until 9 July 2008.

        The components of the transaction are detailed below:

	Total	(i) Employee and Management Trusts	(ii) Sasol Inzalo Foundation	(iii) Selected participants	(iv) Black public invitations*
Shares and share rights granted	40,151,859	22,302,000	9,461,882	8,387,977	—
Shares and share rights available for allocation	4,003,591	2,929,686	—	1,073,905	—
Shares and share rights unissued at year end	18,923,764	—	—	—	18,923,764

	63,079,214	25,231,686	9,461,882	9,461,882	18,923,764

Vesting periods of shares and share rights granted
Already vested	17,849,859	—	9,461,882	8,387,977	—
Within three years	6,690,600	6,690,600	—	—	—
Three to five years	4,460,400	4,460,400	—	—	—
Five to ten years	11,151,000	11,151,000	—	—	—

	40,151,859	22,302,000	9,461,882	8,387,977	—

*
Transaction not yet effective at 30 June 2008.

        The share-based payment expense was calculated using an option pricing model reflective of the underlying characteristics of each part of the transaction. It is calculated using the following assumptions at grant date.

		Employee Trusts 2008	Selected participants 2008
Valuation model		Monte Carlo model	Black-Scholes model
Exercise price	R	366.00	366.00
Risk free interest rate	(%)	11.8	10.7
Expected volatility	(%)	34	34
Expected dividend yield	(%)	2.67–4.5	3.0
Vesting period		10 years	—

        The risk-free rate for periods within the contractual term of the share rights is based on the South African government bonds in effect at the time of the grant. The expected volatility in the value of the share rights granted is determined using the historical volatility of the Sasol share price and the expected dividend yield of the share rights granted is determined using the historical dividend yield of the Sasol ordinary shares.

        The valuation of share-based payment expenses requires a significant degree of judgement to be applied by management.

Estimation of oil and gas reserves

        The estimation of oil and gas reserves under the United States Securities and Exchange Commission (SEC) rules requires "geological and engineering data (that) demonstrate with reasonable certainty (reserves) to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e. prices and costs as of the date the estimate is made. Refer to Table 4, "Proved reserve quantity information," on page G-4 for the estimates for the year ended 30 June 2008 and to Table 5, "Standardised measure of discounted future net cash flows", on page G-6 for our standardised discounted future net cash flow information in respect of proved reserves for the year ended 30 June 2008, which were based on year end prices at the time.

        Estimates of oil and gas reserves are inherently imprecise, require the application of judgement and are subject to future revision. Accordingly, financial and accounting measures (such as the standardised measure of discounted cash flows, depreciation and amortisation charges and asset retirement obligations), that are based on proved reserves are also subject to change.

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

        Furthermore, estimates of proved reserves only include volumes for which access to markets is assured with reasonable certainty. All proved reserves estimates are subject to revision, either upward or downward, based on new information, such as from development drilling and production activities or from changes in economic factors, including product prices, contract terms or development plans. See "Item 4.D—Information on the company—Property, plants and equipment". There were no material revisions to our oil and gas reserves during 2008. Upward revisions in oil reserve estimates for 2007 were enabled by additional performance history resulting in increased confidence in reserve levels and the effect of higher crude prices in the extension of the economic production profile. In 2006, there were no material revisions to our oil and gas reserves.

        Our mineral assets included under property, plant and equipment and assets under construction on the statement of financial position consist of the following:

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

  •
  100% of the PSA licence onshore Mozambique;

  •
  70% of the PPA licence onshore Mozambique; and

  •
  27.75% of the Etame marine permit offshore Gabon.

        With the exception of the PPA licence in Mozambique and the Etame marine permit in Gabon, none of these assets currently hold any reportable reserves and development plans will be filed once exploration work is completed at which time any discovered reserves will be reported separately.

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

Fair value and useful life of intangible assets

        In assessing the recoverability of goodwill (which requires the assessment of fair value of the reporting unit) and other intangible assets, we must make assumptions (including inflation, exchange rates and oil and chemicals product prices amongst others) regarding estimated future cash flows and other factors to determine the recoverable amount of the respective assets. If these estimates or their recoverable amount assessments change in the future, we may need to record impairment charges for these assets. Identifiable intangible assets with definite useful lives, such as patents, trademarks and licenses, are currently amortised on a straight-line basis, over their estimated useful lives.

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

There were no significant changes to the useful lives of our long-lived assets (other than oil and gas and coal mining assets as discussed above) during 2008, 2007 and 2006.

Impairment of long-lived assets

        Long-lived assets are reviewed using economic valuations to calculate impairment losses whenever events or a change in circumstance indicate that the carrying amount may not be recoverable. In carrying out the economic valuations, an assessment is made of the future cash flows expected to be generated by the assets, taking into account current market conditions, the expected lives of the assets and our latest budgets. The actual outcome can vary significantly from our forecasts, thereby affecting our assessment of future cash flows. Assets whose carrying values exceed their estimated recoverable amount, determined on a discounted basis, are written down to an amount determined using discounted net future cash flows expected to be generated by the asset. The expected future cash flows are discounted based on Sasol's Weighted Average Cost of Capital (WACC) which, at 30 June 2008, was 11.75% for our South African operations and 7.25% for our operations in Europe and the USA. Discount rates for all other countries are based on their specific risk rate. Refer to the discussions included below under the Segment overview for the financial impact of the impairment assessments performed during the current year.

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

        An accrual for environmental matters are recorded when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated. Expenditure related to environmental contamination treatment and cleanup incurred during the production of inventory in normal operations is expensed. The estimated fair value of dismantling and removing these facilities is accrued for as the obligation arises, if estimable, concurrent with the recognition of an increase in the related asset's carrying value. Estimating the future asset removal expenditure is complex and requires management to make estimates and judgements because most of the removal obligations will be fulfilled in the future and contracts and regulations often have vague descriptions of what constitutes removal. Future asset removal costs are also influenced by changing removal technologies, political, environmental, safety, business relations and statutory considerations.

        The group's environmental and asset retirement obligation accrued at 30 June 2008 was R3,460 million compared to R3,355 million in 2007.

        It is envisaged that, based on the current information available, any additional liability in excess of the amounts provided will not have a material adverse effect on the group's financial position, liquidity or cash flow.

        An increase in the discount rate by one percentage point would result in a decrease in the long-term obligations recognised of approximately R363 million and a decrease of one percentage point would result in an increase of approximately R468 million.

Employee benefits

        We provide for our obligations and expenses for pension and provident funds as they apply to both defined contribution and defined benefit schemes, as well as post-retirement healthcare benefits. The amount provided is determined based on a number of assumptions and in consultation with an independent actuary. These assumptions are described in Note 21 to "Item 18.—Financial statements" and include, among others, the discount rate, the expected long-term rate of return on pension plan assets, healthcare cost inflation and rates of increase in compensation costs. The nature of the assumptions is inherently long-term, and future experience may differ from these estimates. For example, a one percentage point increase in assumed healthcare cost trend rates would increase the accumulated post-retirement benefit obligation by R846 million to R3,092 million.

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

        In terms of the Pension Funds Second Amendment Act 2001, the Sasol Pension Fund in South Africa undertook a surplus apportionment exercise as at December 2002. The surplus apportionment exercise, and the 31 December 2002 statutory valuation of the fund, was approved by the Financial Services Board on 26 September 2006. Payments of benefits to former members in terms of the surplus apportionment scheme have been substantially completed and an amount of R102 million has been set aside for members that have not claimed their benefits. Based on the latest actuarial valuation of the fund and the approval of the trustees of the surplus allocation, the company has an unconditional entitlement to only the funds in the employer surplus account and the contribution reserve. The estimated surplus due to the company amounted to approximately R176 million as at 31 March 2008 and has been included in the pension asset recognised in the current year.

Fair value estimations of financial instruments

        We base fair values of financial instruments on listed market prices, where available. If listed market prices are not available, fair value is determined based on other relevant factors, including dealers' price quotations and price quotations for similar instruments traded in different markets. Fair value for certain derivatives are based on pricing models that consider current market and contractual prices for the underlying financial instruments or commodities, as well as the time value and yield curve or fluctuation factors underlying the positions. Pricing models and their underlying assumptions impact the amount and timing of unrealised gains and losses recognised, and the use of different pricing models or assumptions could produce different financial results. See "Item 11.—Quantitative and qualitative disclosures about market risk".

Deferred tax

        We apply significant judgement in determining our provision for income taxes and our deferred tax assets and liabilities. Temporary differences arise between the carrying values of assets and liabilities for accounting purposes and the amounts used for tax purposes. These temporary differences result in tax liabilities being recognised and deferred tax assets being considered based on the probability of our deferred tax assets being recoverable from future taxable income. A deferred tax asset is recognised to the extent that it is probable that future taxable profits will be available against which the deferred tax asset can be realised. We provide deferred tax using enacted or substantively enacted tax rates at the reporting date on all temporary differences arising between the carrying values of assets and liabilities for accounting purposes and the amounts used for tax purposes unless there is a temporary difference that is specifically excluded in accordance with IFRS. The carrying value of our net deferred tax assets assumes that we will be able to generate sufficient future taxable income in applicable tax jurisdictions, based on estimates and assumptions.

Secondary Taxation on Companies

        In South Africa, we pay both income tax and Secondary Taxation on Companies (STC). STC is levied on companies currently at a rate of 10% (2007—12.5%) of dividends distributed. The Minister of Finance in his budget speech delivered during February 2008 announced that STC would be replaced by a dividend withholding tax imposed on shareholders. The effective date is expected to be during the latter part of the 2009 calendar year. In the case of liquidations, STC is only payable on undistributed earnings earned after 1 April 1993. The tax becomes due and payable on declaration of a dividend. When dividends are received in the current year that can be offset against future dividend payments to reduce the STC liability, a deferred tax asset is recognised to the extent of the future reduction in STC payable.

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

Statement of financial position	2008	2007
	(Rand in millions)
Net deferred tax liability as reported	6,993	7,459
Increase in the deferred tax liability	8,672	6,524

Net deferred tax liability based on the tax rate applicable to distributed earnings	15,665	13,983

Shareholders' equity as reported	76,474	61,617
Decrease in shareholders' equity	(8,672)	(6,524)

Shareholders' equity after the effect of providing for deferred tax using the tax rate applicable to distributed earnings	67,802	55,093

Income statement	2008	2007	2006
	(Rand in millions)
Income tax as reported	(10,129)	(8,153)	(6,534)
Increase in income tax	(2,148)	(202)	(1,328)

Income tax after providing for deferred tax at the rate applicable to distributed earnings	(12,277)	(8,355)	(7,862)

Earnings attributable to shareholders as reported	22,417	17,030	10,406
Decrease in earnings attributable to shareholders	(2,148)	(202)	(1,328)

Earnings attributable to shareholders after providing for deferred tax at the rate applicable to distributed earnings	20,269	16,828	9,078

        We expect that R1,885 million of undistributed earnings earned before 1 April 1993 of two dormant companies will be distributed without attracting STC of R170 million.

Commitments and contingencies

        Management's current estimated range of liabilities relating to certain pending liabilities for claims, litigation, tax matters and environmental remediation is based on management's judgement and estimates of the amount of loss. The actual costs may vary significantly from estimates for a variety of reasons. A liability is recognised for these types of contingencies if management determines that the loss is both probable and estimable. We have recorded the estimated liability where such amount can be determined. As additional information becomes available, we will assess the potential liability related to our pending litigation proceedings and revise our estimates. Such revisions in our estimates of the potential liability could materially impact our results of operation and financial position. See "Item 5.E—Off-balance sheet arrangements".

OUR RESULTS OF OPERATIONS

        The financial results for the years ended 30 June 2008, 2007 and 2006 below are stated in accordance with IFRS as issued by the IASB.

Results of operations

	2008	2007	Change 2008/2007	Change 2008/2007	2006	Change 2007/2006	Change 2007/2006
	(Rand in millions)			(%)	(Rand in millions)		(%)
Turnover	129,943	98,127	31,816	32	82,395	15,732	19
Cost of sales and services rendered	(74,634)	(59,997)	(14,637)	(24)	(48,547)	(11,450)	(24)

Gross profit	55,309	38,130	17,179	45	33,848	4,282	13
Other operating income	635	639	(4)	—	533	106	20
Other operating expenditure	(22,128)	(13,148)	(8,980)	(68)	(17,169)	4,021	23

Operating profit	33,816	25,621	8,195	32	17,212	8,409	49
Net other (expenses)/income	(159)	82	(241)	(293)	(96)	178	185

Profit before tax	33,657	25,703	7,954	31	17,116	8,587	50
Income tax	(10,129)	(8,153)	(1,976)	(24)	(6,534)	(1,619)	(25)

Profit	23,528	17,550	5,978	34	10,582	6,968	66

Attributable to
Shareholders	22,417	17,030	5,387	32	10,406	6,624	64
Minority interest	1,111	520	591	114	176	344	195

	23,528	17,550	5,978	34	10,582	6,968	66

Overview

        Higher average annual international oil prices (dated Brent US$95.51/b for 2008 compared to US$63.95/b for 2007 and US$62.45/b in 2006) boosted operating profit in all three years. The benefit of higher oil prices was, however, mostly realised in the energy and fuel-related businesses and to a lesser extent in the group's chemical businesses which have been adversely impacted by the effect of higher crude oil prices on the cost of their feedstock. This benefit was further enhanced by the positive impact of the slightly weaker rand during 2008 (average rate R7.30 per US dollar for 2008 compared to R7.20 per US dollar for 2007 and R6.41 per US dollar 2006).

Turnover

        Turnover consists of the following categories:

	2008	2007	Change 2008/2007	Change 2008/2007	2006	Change 2007/2006	Change 2007/2006
	(Rand in millions)			(%)	(Rand in millions)		(%)
Sale of products	128,492	96,785	31,707	33	81,172	15,613	19
Services rendered	889	918	(29)	(3)	714	204	29
Commission and marketing income	562	424	138	33	509	(85)	(17)

Turnover	129,943	98,127	31,816	32	82,395	15,732	19

        The primary factors contributing to these increases were:

	Change 2008/2007		Change 2007/2006
	(Rand in millions)%		(Rand in millions)%
Turnover, 2007 and 2006 respectively	98,127		82,395
Exchange rate effects	4,417	4	8,512	10
Product prices	25,732	26	6,672	8
—crude oil	8,321	8	694	1
—other products (including chemicals)	17,411	18	5,978	7
Net volume increases	2,029	2	548	1
Once off impacts(1)	(362)	—	—	—

Turnover, 2008 and 2007 respectively	129,943		98,127

(1)
Primarily includes the effects of flaring losses incurred during the completion and commissioning of the selective catalytic cracker (SCC) at Sasol Synfuels in 2008.

Cost of sales and services rendered

         Cost of sales of products.    The cost of sales in 2008 amounted to R74,160 million, an increase of R14,726 million, or 25%, compared to R59,434 million in 2007 which increased by 23% from R48,125 million in 2006. The increase over the past two years is due to the increase in the crude oil price and other feedstock prices. The increase in cost of sales of products in 2008 was mainly due to the increase in crude oil prices on our energy related businesses, which generates the majority of the group's operating profit, and the weakening of the rand/US dollar exchange rate. The increase in 2007 compared to 2006 was mainly due to the increase in the crude oil price and other feedstock prices as well as the weakening of the rand/US dollar exchange rate. Compared to turnover from the sale of products, cost of sales of products was 58% in 2008, 61% in 2007 and 58% in 2006.

         Cost of services rendered.    Cost of services rendered amounted to R474 million in 2008, a decrease of R89 million, or 16%, compared to R563 million in 2007 which increased by 33% from R422 million in 2006. The decrease was mainly due to the higher refinery margins attained by Natref which resulted in an increase in the turnover from services rendered. The increase in 2007 compared to 2006 was in line with the increase in turnover from services rendered. Compared to turnover from services rendered, the cost of services rendered was 53% in 2008, 61% in 2007 and 59% in 2006.

Other operating income

        Other operating income in 2008 amounted to R635 million, which represents a decrease of R4 million or 0.6%, compared to R639 million in 2007. Included in operating income for the 2008 year is a gain on hedging activities realised by Sasol Financing on foreign exchange contracts of R128 million, bad debts recovered of R9 million and R133 million in respect of deferred income received related to emission rights.

        Other operating income in 2007 amounted to R639 million, which represents an increase of R106 million or 20%, compared to R533 million in 2006. Included in operating income for the 2007 year is a gain on hedging activities of R91 million, bad debts recovered of R60 million and R185 million in respect of deferred income received related to emission rights.

Other operating expenditure

        Other operating expenditure consists of the following categories:

	2008	2007	Change 2008/2007	Change 2008/2007	2006	Change 2007/2006	Change 2007/2006
	(Rand in millions)			(%)	(Rand in millions)		(%)
Translation gains/(losses)	300	(232)	532	229	243	(475)	(195)
Marketing and distribution expenditure	(6,931)	(5,818)	(1,113)	19	(5,234)	(584)	11
Administrative expenditure	(6,697)	(6,094)	(603)	10	(4,316)	(1,778)	41
Other expenses	(8,800)	(1,004)	(7,796)	776	(7,862)	6,858	(87)

Other operating expenditure	(22,128)	(13,148)	(8,980)	68	(17,169)	4,021	23

        The variances in operating costs and expenses are described in detail in each of the various reporting segments, included in the Segment overview below.

         Translation gains/(losses).    Translation gains arising primarily from the translation of monetary assets and liabilities amounted to R300 million in 2008. The gain recognised is due to the weakening of the rand/US dollar exchange rate towards the end of the year closing at R7.83 at 30 June 2008 compared to the closing rate at 30 June 2007 of R7.04 per US dollar. The closing rate is used to translate to rand all our monetary assets and liabilities denominated in a currency other than the rand at the reporting date and as a result a net gain was recognised on these translations in 2008. Also included is a foreign exchange loss of R557 million related to the realisation of the foreign currency translation reserve. In 2007, foreign exchange losses of R232 million was recognised, as the rand had strengthened marginally against the US dollar towards the end of the year closing at R7.04 per US dollar compared to the closing exchange rate at 30 June 2006 at R7.17 per US dollar. A net foreign exchange gain of R243 million was recognised in 2006.

         Marketing and distribution expenditure.    These costs comprise marketing and distribution of products as well as advertising, salaries and expenses of marketing personnel, freight, railage and customs and excise duty. Marketing and distribution costs in 2008 amounted to R6,931 million, R5,818 million in 2007 and R5,234 million in 2006. Compared to sales of products, marketing and distribution costs represented 5% in 2008 compared to 6% in 2007 and 2006. The variation in these costs has been contained to inflationary levels during the years under review.

         Administrative expenditure.    These costs comprise expenditure of personnel and administrative functions, including accounting, information technology, human resources, legal and administration, pension and post-retirement healthcare benefits. Administrative expenses in 2008 amounted to R6,697 million, an increase of R603 million, or 10%, compared to R6,094 million in 2007 which increased by 41% from R4,316 million in 2006. The increase in 2008 is mainly related to higher corporate costs due to inflation and weakening of the rand against the US dollar, increased costs associated with the establishing and advancing of various growth initiatives at SPI and SSI and additional administration costs incurred in the start-up businesses, including Arya Sasol Polymers and the Oryx GTL plant.

         Other expenses.    Other expenses in 2008 amounted to R8,800 million, an increase of R7,796 million, compared to R1,004 million in 2007 which decreased by 87% from R7,862 million in 2006. This amount includes impairments of R821 million (2007—R208 million and 2006—R897 million), reversal of impairments of R381 million (2007—nil and 2006—R140 million), scrapping of assets of R96 million (2007—R204 million and 2006—R281 million) and net profit on the disposal of property, plant and equipment of R91 million (2007—a net profit of R53 million and 2006—a net loss of R66 million). Other expenses also includes the effects of our crude oil hedging activities amounting to a net loss of R2,428 million (2007—a gain of R211 million and 2006—a loss of R93 million) as well as the share-based payment expenses of R1,782 million (2007—R190 million and 2006—R169 million). In 2007, we recorded the reversal of a portion of the fair value write-down of disposal group held for sale of R803 million due to the termination of the divestiture process (2006—fair value write-down of R3,196 million). In addition, a profit of R349 million (2007—profit of R696 million and 2006—loss of R198) was realised on the disposal of businesses. Details of the impairments, scrapping of assets and profit/(loss) on disposals are detailed in the Segment overview.

        The effects of remeasurement items(1) recognised for the year ended 30 June are set out below:

	2008	2007	2006
	(Rand in millions)
South African Energy Cluster
Sasol Mining	7	13	16
—impairments	—	—	—
—scrapping of assets	8	16	25
—profit on disposal of property, plant and equipment	(1)	(3)	(9)
—profit on disposal of business	—	—	—
Sasol Gas	104	(370)	(138)
—impairments	104	—	67
—scrapping of assets	—	1	—
—profit on disposal of business	—	(371)	(205)
Sasol Synfuels	25	64	187
—impairments	—	—	—
—scrapping of assets	27	72	205
—profit on disposal of property, plant and equipment	(2)	(8)	(18)
Sasol Oil	(20)	2	8
—impairments	11	10	5
—scrapping of assets	—	13	3
—profit on disposal of property, plant and equipment	(31)	(21)	—
International Energy Cluster
Synfuels International	396	—	—
—impairments	362	—	—
—loss on repurchase of participation rights in GTL project	34	—	—
Petroleum International	(27)	—	82
—(profit)/loss on disposal of property, plant and equipment	(27)	—	82
Chemical Cluster
Sasol Polymers	(12)	9	17
—impairments	—	—	23
—scrapping of assets	—	5	2
—profit on disposal of property, plant and equipment	(12)	(3)	(8)
—loss on disposal of business	—	7	—
Sasol Solvents	104	146	(105)
—impairments	269	57	26
—reversal of impairment of property, plant and equipment	(191)	—	(140)
—scrapping of assets	38	89	7
—(profit)/loss on disposal of property, plant and equipment	(12)	—	—
—loss on disposal of business	—	—	2

	2008	2007	2006
	(Rand in millions)
Chemical Cluster (continued)
Sasol Olefins & Surfactants	(27)	(707)	4,143
—impairments	62	118	912
—reversal of impairment of property, plant and equipment	(96)	—	—
—reclassification (from)/to disposal group held for sale	—	(803)	3,196
—scrapping of assets	3	—	21
—loss/(profit) on disposal of property, plant and equipment	4	(22)	14
Other Chemicals	229	14	52
—impairments	13	20	34
—reversal of impairment of property, plant and equipment	(94)	—	—
—scrapping of assets	3	7	9
—(profit)/loss on disposal of property, plant and equipment	(10)	4	9
—(profit)/loss on disposal of business	(111)	(17)	—
—(profit)/loss on disposal of investments	(129)	—	—
—realisation of foreign currency translation reserve	557	—	—
Other businesses	(81)	(311)	10
—impairments	—	3	—
—scrapping of assets	28	1	10
—profit on disposal of business and equipment	(1)	(315)	—
—profit on disposal of investments	(108)	—	—

Remeasurement items included in other operating expenses	698	(1,140)	4,272

(1)
Remeasurement items include impairments, reversal of impairments, scrapping of assets and (profits)/losses on disposals of businesses and property, plant and equipment.

Operating profit

        The main factors contributing to the increase in operating profit were:

	Change 2008/2007		Change 2007/2006
	(Rand in millions)%		(Rand in millions)%
Operating profit, 2007 and 2006 respectively	25,621		17,212
Exchange rate effects(1)	2,500	10	3,935	23
Net product and feedstock price increases(2)	12,355	48	2,754	16
—crude oil effects	4,913	19	696	4
—effect of the crude oil zero cost collar	(2,483)	(10)	326	2
—other products (including chemicals)	9,925	39	1,732	10
Inflation on other operating costs	(3,105)	(12)	(1,780)	(10)
Net volume and productivity effects(3)	(930)	(4)	(1,912)	(11)
Effects of remeasurement items(4)	(1,838)	(7)	5,412	31
Other effects(5)	(787)	(3)	—	—

Operating profit, 2008 and 2007 respectively	33,816		25,621

(1)
This arises primarily from the effects of the average US dollar exchange rate during the year on both turnover and operating expenses.

(2)
This arises primarily from the effects of changes in product and feedstock prices on turnover and cost of sales and services rendered.

(3)
This arises primarily from the effects of plant volumes and productivity on costs of sales and services rendered.

(4)
This arises primarily from the effects of remeasurement items—refer to previous analysis.

(5)
These primarily includes the effects of the additional IFRS 2 charge in 2008 relating to the Sasol Inzalo share transaction and the positive impact effect of only one phase shutdown at Sasol Synfuels compared to a total and phase shutdown during 2007.

Net other (expenses)/income

        Net other (expenses)/income consist of the following:

	2008	2007	Change 2008/2007	Change 2008/2007	2006	Change 2007/2006	Change 2007/2006
	(Rand in millions)			(%)	(Rand in millions)		(%)
Dividends received	10	34	(24)	(71)	36	(2)	(6)
Share of profit of associates	254	405	(151)	(37)	134	271	202
Interest received	725	791	(66)	(8)	305	486	159
Finance costs	(1,148)	(1,148)	—	—	(571)	(577)	(101)
—interest incurred	(2,734)	(2,137)	(597)	(28)	(2,019)	(118)	(6)
—interest capitalised	1,586	989	597	60	1,448	(459)	(32)
Net other (expenses)/income	(159)	82	(241)	293	(96)	178	(185)

        The share of profit of associates (net of tax) amounted to R254 million in 2008 compared to R405 million in 2007 and R134 million in 2006. The decrease in 2008 is attributable to the decrease in the share of associates profit earned during the year.

        Interest received amounted to R725 million in 2008 compared to R791 million in 2007 and R305 million in 2006. The decrease in the interest received during 2008 is attributable to the decrease in cash and cash equivalents available to the group during 2008. The increase in the interest received during 2007 and 2006, respectively, is attributable to the significant increase in cash and cash equivalents available to the group during 2007 and 2006.

        Interest incurred in 2008 amounted to R2,734 million, an increase of 28% from 2007, of which R1,586 million was capitalised, compared to interest incurred of R2,137 million in 2007 and R2,019 million in 2006, of which R989 million and R1,448 million was capitalised for the respective years. The increase in 2008 is mainly due to increasing interest rates from 2007 to 2008 of approximately 250 basis points and the 17% increase in net debt from 2007. The effect of higher interest rates and increased capital expenditure on assets under construction and property, plant and equipment in 2008 has resulted in a higher interest capitalised charge for the year. Included in interest incurred is an amount of R307 million in 2008, R263 million in 2007 and R264 million in 2006 related to notional interest primarily in respect of environmental and asset retirement obligations.

Income tax

        Income tax expense in 2008 amounted to R10,129 million, an increase of 25%, compared to R8,153 million in 2007 which increased by 25% from R6,534 million in 2006.

        The income statement charge consists of the following:

	2008	2007	2006
	(Rand in millions)
Current tax
—South African normal tax	8,497	6,016	5,644
—Secondary tax on companies (STC)	637	529	555
—Foreign tax	387	248	421

Total current tax	9,521	6,793	6,620
Deferred tax
—South African	345	952	236
—Foreign	263	408	(322)

Total deferred tax expense/(income)	608	1,360	(86)

Income tax expense for the year	10,129	8,153	6,534

        The increase in taxation is broadly in line with the increase in net income before taxation. The effective tax rate was 30.1% in 2008, 31.7% in 2007 and 38.2% in 2006. The difference between the South African statutory tax rate of 28% in 2008 and 29% in 2007 and 2006 and the effective tax rate results mainly from STC which is levied at a rate of 10% (2007 and 2006—12.5%) on dividends paid, differences in foreign tax rates, disallowed expenditure (mainly expenditure related to the Sasol Inzalo share transaction in 2008) and the effect of changes in tax rates both in South Africa and Germany.

Minority interest

        Minority interest in 2008 amounted to R1,111 million compared to R520 million in 2007 and R176 million in 2006. The significant increase in 2008 is mainly attributable to the increase in profits earned from certain operations of Sasol Oil, in which outside shareholders have a 25% interest. In 2007, the minority interest increased due to the sale of a 25% shareholding in Sasol Oil to Tshwarisano effective 1 July 2006. In addition, Sasol disposed of a further 25% in Rompco during 2007, resulting in the minority interest in this entity increasing to 50%.

Segment overview

        The following is a discussion of our segment results. Segmental financial performance is measured on a management basis. This approach is based on the way in which the GEC organises segments within our group for making operating decisions and assessing performance. The Segment overview included below is based on our segment results.

        Inter-segment turnover was entered into under terms and conditions substantially similar to terms and conditions which would have been negotiated with an independent third party.

Turnover per segment

	South African energy cluster					International energy cluster		Chemical cluster
	Sasol Mining	Sasol Gas	Sasol Synfuels	Sasol Oil	Other	Sasol Synfuels International	Sasol Petroleum International	Sasol Polymers	Sasol Solvents	Sasol Olefins & Surfactants	Other Chemicals	Other businesses	Total
	(Rand in millions)
2008
External turnover	2,470	2,563	982	52,500	—	1,788	1,228	11,162	15,585	28,125	13,315	225	129,943
% of external turnover	2%	2%	1%	40%	—	1%	1%	9%	12%	22%	10%	—	100%
Inter-segment turnover	5,009	2,134	38,634	498	—	5	743	142	1,597	655	3,115	4,048	56,580
% of inter-segment turnover	9%	4%	68%	1%	—	—	1%	—	3%	1%	6%	7%	100%

Total turnover	7,479	4,697	39,616	52,998	—	1,793	1,971	11,304	17,182	28,780	16,430	4,273	186,523

2007
External turnover	1,694	2,075	976	37,816	—	65	777	9,305	12,509	22,012	10,470	428	98,127
% of external turnover	2%	2%	1%	39%	—	—	1%	9%	13%	22%	11%	—	100%
Inter-segment turnover	4,348	1,627	28,108	375	—	—	623	105	1,257	570	2,652	2,416	42,081
% of inter-segment turnover	10%	4%	67%	1%	—	—	1%	—	3%	2%	6%	6%	100%

Total turnover	6,042	3,702	29,084	38,191	—	65	1,400	9,410	13,766	22,582	13,122	2,844	140,208

2006
External turnover	1,517	1,663	915	32,243	—	161	649	7,537	10,485	18,545	8,530	150	82,395
% of external turnover	2%	2%	1%	39%	—	—	1%	9%	13%	23%	10%	—	100%
Inter-segment turnover	3,949	1,546	24,734	544	—	—	588	102	1,181	550	2,353	1,301	36,848
% of inter-segment turnover	11%	4%	67%	1%	—	—	2%	—	3%	2%	6%	4%	100%

Total turnover	5,466	3,209	25,649	32,787	—	161	1,237	7,639	11,666	19,095	10,883	1,451	119,243

Operating profit/(loss) per segment

	South African energy cluster					International energy cluster		Chemical cluster
	Sasol Mining	Sasol Gas	Sasol Synfuels	Sasol Oil	Other	Sasol Synfuels International	Sasol Petroleum International	Sasol Polymers	Sasol Solvents	Sasol Olefins & Surfactants	Other Chemicals	Other businesses	Total
Operating profit/(loss) 2008 (Rm)	1,393	1,785	19,416	5,507	(53)	(621)	1,004	1,511	2,382	1,512	1,200	(1,220)	33,816
% of total	4%	5%	58%	16%	—	(2%)	3%	5%	7%	4%	4%	(4%)	100%

Operating profit/(loss) 2007 (Rm)	1,171	1,936	16,251	2,417	—	(763)	300	1,089	1,104	1,140	959	17	25,621
% of total	5%	8%	63%	9%	—	(3%)	1%	4%	4%	5%	4%	—	100%

Operating profit/(loss) 2006 (Rm)	1,227	1,526	13,499	2,432	—	(642)	600	822	908	(3,567)	360	47	17,212
% of total	7%	9%	79%	14%	—	(4%)	4%	5%	5%	(21%)	2%	—	100%

Segment review

South African energy cluster

Sasol Mining—results of operations

	2008	2007	Change 2008/2007	Change 2008/2007	2006	Change 2007/2006	Change 2007/2006
	(Rand in millions)			(%)	(Rand in millions)		(%)
Turnover
External	2,470	1,694	776	46	1,517	177	12
Inter-segment	5,009	4,348	661	15	3,949	399	10

Total turnover	7,479	6,042	1,437	24	5,466	576	11
Operating costs and expenses(1)	(6,086)	(4,871)	(1,215)	25	(4,239)	(632)	15

Operating profit	1,393	1,171	222	19	1,227	(56)	(5)

Operating margin (%)	19	19			22

(1)
Operating costs and expenses net of other income.

Results of operations 2008 compared to 2007

        Total turnover increased by 24% from R6,042 million to R7,479 million mainly due to a 25% increase in the coal rand per ton selling price for 2008 compared to 2007, improved coal quality, greater sales volumes at higher prices to Sasol Synfuels, and the positive impact of the weaker rand during 2008 (average rate R7.30 per US dollar for the 2008 year compared to R7.20 per US dollar for the 2007 year).

        Sasol Mining also benefited from higher dollar based export sales prices where the average free on board Richards Bay coal price increased by 51% in rand terms, but this was partially negated by a decrease in export volumes from 3.7 Mt in 2007 to 3.4 Mt in 2008 due to 18% decrease in railing capacity resulting in lower volume off take and the recent conclusion of a short-term contract to supply utility coal to Eskom.

        Against the backdrop of a decrease in production volumes, operating costs and expense increases were contained to 25%, including the price of higher coal purchases and inflation.

        The main factors contributing to the increase in operating profit were:

	Change 2008/2007
	(Rand in millions)%
Operating profit 2007	1,171
Exchange rate effects	64	5
Net product price increases	329	28
Inflation on other operating costs	(214)	(18)
Net volume and productivity effects	37	3
Effects of remeasurement items	6	1

Operating profit 2008	1,393

Results of operations 2007 compared to 2006

        Total turnover increased by 11% from R5,466 million to R6,042 million mainly due to a 12% increase in the coal rand per ton selling price for 2007 compared to 2006, improved coal quality, higher export volumes with record sales of 3.74 Mt (2006: 3.59 Mt) and the positive impact of the weaker rand during 2007 (average rate R7.20 per US dollar for the 2007 year compared to R6.41 per US dollar for the 2006 year).

        Against the backdrop of reduced production volumes, operating costs and expense increases were contained to 15%, including the price of higher coal purchases and inflation.

        The main factors contributing to the decrease in operating profit were:

	Change 2007/2006
	(Rand in millions)%
Operating profit 2006	1,227
Exchange rate effects	118	10
Net product price increases	381	31
Inflation on other operating costs	(196)	(16)
Net volume and productivity effects	(362)	(30)
Effects of remeasurement items	3	—

Operating profit 2007	1,171

Remeasurement items for the years ended 30 June

        Operating costs and expenses include the effect of the following remeasurement items:

	2008	2007	2006
	(Rand in millions)
Scrapping of property, plant and equipment	8	16	25
Profit on disposal of property, plant and equipment	(1)	(3)	(9)

Total loss	7	13	16

        During 2008, 2007 and 2006 numerous assets with small carrying values were retired from use and the remaining carrying values attributable to these assets were written off. Other smaller assets were disposed of realising a gain of R1 million in 2008 (2007—R3 million, 2006—R9 million).

Sasol Gas—results of operations

	2008	2007	Change 2008/2007	Change 2008/2007	2006	Change 2007/2006	Change 2007/2006
	(Rand in millions)			(%)	(Rand in millions)		(%)
Turnover
External	2,563	2,075	488	24	1,663	412	25
Inter-segment	2,134	1,627	507	31	1,546	81	5

Total turnover	4,697	3,702	995	27	3,209	493	15
Operating costs and expenses(1)	(2,912)	(1,766)	(1,146)	65	(1,683)	(83)	5

Operating profit	1,785	1,936	(151)	(8)	1,526	410	27

Operating margin (%)	38	52			48

(1)
Operating costs and expenses net of other income.

Results of operations 2008 compared to 2007

        Sasol Gas experienced strong growth and reported a 27% increase in total turnover from R3,702 million in 2007 to R4,697 million in 2008. The positive increase was attributable to higher sales volumes due to a stronger demand from Sasol's operations in Sasolburg and Secunda and to South African customers, most notably from the metals, retail, mining and metallic sectors. The business again benefited from higher selling prices, which are based on indices linked to producer price inflation and alternative energy prices, specifically oil products, and the weakening of the rand against the US dollar.

        Operating cost and expenses increased by 32% after the effects of the impairment of R104 million of the dedicated pipeline and the profit of R371 million recognised on the disposal of a 25% interest in Rompco to CMG in 2007. This increase was in line with the increased external gas sales through continued cost containment.

        The main factors contributing to the decrease in operating profit were:

	Change 2008/2007
	(Rand in millions)	(%)
Operating profit 2007	1,936
Exchange rate effects	3	—
Net product price increases	260	13
Inflation on other operating costs	(45)	(2)
Net volume and productivity effects	105	5
Effects of remeasurement items	(474)	(24)

Operating profit 2008	1,785

Results of operations 2007 compared to 2006

        Sasol Gas experienced strong growth and achieved a 15% increase in total turnover from R3,209 million to R3,702 million in 2007. The increase was attributable to higher sales to the Sasol chemicals operations in Sasolburg, Sasol Synfuels at Secunda and to South African industrial and commercial customers, mostly in Gauteng, Mpumalanga and KwaZulu-Natal. The business again benefited from higher selling prices, which are based on indices linked to producer price inflation and alternative energy prices, specifically oil products and the weakening of the rand against the US dollar.

        Operating costs and expenses increased by 5% after the effects of the profit of R346 million recognised on the disposal of a 25% interest in Rompco to CMG. This increase was in line with the increased external gas sales through continued cost containment.

        The main factors contributing to the increase in operating profit were:

	Change 2007/2006
	(Rand in millions)	(%)
Operating profit 2006	1,526
Exchange rate effects	(2)	—
Net product price increases	142	9
Inflation on other operating costs	(28)	(2)
Net volume and productivity effects	66	5
Effects of remeasurement items	232	15

Operating profit 2007	1,936

Remeasurement items for the years ended 30 June

        Operating costs and expenses include the effect of the following remeasurement items:

	2008	2007	2006
	(Rand in millions)
Impairment of property, plant and equipment	104	—	67
Scrapping of property, plant and equipment	—	1	—
Profit on disposal of business	—	(371)	(205)

Total loss/(gain)	104	(370)	(138)

        The impairment in 2008 is as a result of the fact that Sasol Gas was required to supply both hydrogen-rich (HRG) and natural gas during a period of converting customers to natural gas. A dedicated pipeline was built from Sasolburg to continue the supply of HRG. Upon completion of the natural gas conversion project, the pipeline was intended to be utilised in a number of applications. In 2008, most of the alternative applications have been proven to be unsuccessful or not technically viable, resulting in the remaining portion of the pipeline being impaired for an amount of R104 million.

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

  Sasol Synfuels—results of operations

	2008	2007	Change 2008/2007	Change 2008/2007	2006	Change 2007/2006	Change 2007/2006
	(Rand in millions)			(%)	(Rand in millions)		(%)
Turnover
External	982	976	6	1	915	61	7
Inter-segment	38,634	28,108	10,526	37	24,734	3,374	14

Total turnover	39,616	29,084	10,532	36	25,649	3,435	13
Operating costs and expenses(1)	(20,200)	(12,833)	(7,367)	57	(12,150)	(683)	6

Operating profit	19,416	16,251	3,165	19	13,499	2,752	20

Operating margin (%)	49	56			53

(1)
Operating costs and expenses net of other income.

Results of operations 2008 compared to 2007

        Total turnover increased by 36% from R29,084 million to R39,616 million on the strength of higher product prices that have reached record levels due to increasing crude oil prices and the effect of the weakening of the rand against the US dollar.

        Production volumes were marginally higher in 2008 due to increased production efficiency resulting from increased natural gas intake and the effect of only one phase shutdown compared to a total and phase shutdown during 2007. However, this benefit was partially offset by flaring losses incurred during the completion and commissioning of the selective catalytic cracker (SCC) plant which had an adverse effect on production volumes. Ongoing programmes are being followed to improve plant reliability, availability and efficiency of operations.

        Operating costs and expenses include the effects of our crude oil hedging activities amounting to R2,211 million due to the average crude oil price exceeding the zero cost collar cap of US$76.75/b. The remaining increase in operating costs is mainly due to higher coal and feedstock prices as well as the need to import high-octane fuel blending components to meet demand during the plant shutdown.

        The main factors contributing to the increase in operating profit were:

	Change 2008/2007
	(Rand in millions)	(%)
Operating profit 2007	16,251
Exchange rate effects	358	2
Net product and feedstock price	5,007	31
—crude oil effects	6,997	43
—effect of crude oil hedge	(2,402)	(15)
—other products	412	3
Inflation on other operating costs	(1,519)	(9)
Net volume and productivity effects	(1,575)	(10)
Once off impact of shut down maintenance(1)	855	5
Effects of remeasurement items	39	—

Operating profit 2008	19,416

(1)
Primarily includes the positive impact effect of only one phase shutdown in 2008 at Sasol Synfuels compared to a total and phase shutdown during 2007.

Results of operations 2007 compared to 2006

        Total turnover increased by 13% from R25,649 million to R29,084 million on the strength of higher product prices and the weakening of the rand against the US dollar. Overall production volumes decreased by 2.8% due to two maintenance shutdowns of the plant and instability in our support utilities. During 2007, Sasol Synfuels experienced unplanned production outages of approximately three phase factory production days in total resulting from power surges due to internal equipment failures. An amount of R240 million has been incurred to date to on an equipment replacement programme to remediate this matter.

        Operating costs and expenses increased mainly because of higher coal and gas feedstock prices, as well as the need to import high-octane fuel blending components to meet demand during the plant shutdowns.

        The main factors contributing to the increase in operating profit were:

	Change 2007/2006
	(Rand in millions)	(%)
Operating profit 2006	13,499
Exchange rate effects	2,836	21
Net product and feedstock price	1,561	12
—crude oil effects	1,265	10
—effect of crude oil hedge	322	2
—other products	(26)	—
Inflation on other operating costs	(920)	(7)
Net volume and productivity effects	172	1
Once off impact of shut down maintenance(1)	(1,020)	(8)
Effects of remeasurement items	123	1

Operating profit 2007	16,251

(1)
Primarily includes the effects of the delay of the scheduled maintenance shutdown of the plant from 2006 to 2007.

Remeasurement items for the years ended 30 June

        Operating costs and expenses include the effect of the following remeasurement items:

	2008	2007	2006
	(Rand in millions)
Scrapping of property, plant and equipment	27	72	205
Profit on disposal of property, plant and equipment	(2)	(8)	(18)

Total loss	25	64	187

        The remeasurement items in 2008 include the scrapping of the basic engineering package amounting to R11 million for the Benzene Alkylation Badger and Pre-heating of Reformer Feed Gas projects, as these projects did not meet the appropriate specifications for which they were originally intended. The remainder of the balance relates primarily to the scrapping of other smaller items of R16 million.

        The remeasurement items in 2007 include the scrapping of property, plant and equipment during the year primarily related to the scrapping of the sulphur debottlenecking project in Secunda (R64 million).

        The remeasurement items in 2006 primarily include the scrapping of property, plant and equipment during the year of the remaining carrying value of costs capitalised as part of the C4 Skeletal Isomerisation scheme of R81 million, R79 million for items of property, plant and equipment which formed part of the sulphur recovery project and the remaining carrying value of R10 million on the Circulating Fluidised Bed reactors were scrapped during the year.

Sasol Oil—results of operations

	2008	2007	Change 2008/2007	Change 2008/2007	2006	Change 2007/2006	Change 2007/2006
	(Rand in millions)			(%)	(Rand in millions)		(%)
Turnover
External	52,500	37,816	14,684	39	32,243	5,573	17
Inter-segment	498	375	123	33	544	(169)	(31)

Total turnover	52,998	38,191	14,807	39	32,787	5,404	16
Operating costs and expenses(1)	(47,491)	(35,774)	(11,717)	33	(30,355)	(5,419)	18

Operating profit	5,507	2,417	3,090	128	2,432	(15)	(1)

Operating margin (%)	10	6			7

(1)
Operating costs and expenses net of other income.

Results of operations 2008 compared to 2007

        The business increased total turnover by 39% from R38,191 million to R52,998 million mainly due to higher product prices and higher pricing contracts with various customers. Total liquid sales increased to 9.98 million m3 compared to 9.69 million m3 for 2007. Increased sales volumes were underpinned by the growth in the commercial business and the expansion of our retail convenience centres from 391 in the prior year to 406 in 2008.

        Operating profit increased by 128% from R2,417 million to R5,507 million mainly due to the realisation of consistently higher sales prices throughout the year and a positive slate variance. The crude oil throughput at our Natref refinery increased by 12% to 3.54 million m3 as a result of optimisation opportunities and export market stability. This increased level of production in 2008 resulted in reduced imports to meet contractual obligations.

        Operating costs and expenses increased by 33% mainly as a result of higher crude feedstock prices.

        The main factors contributing to the increase in operating profit were:

	Change 2008/2007
	(Rand in millions)	(%)
Operating profit 2007	2,417
Exchange rate effects	606	25
Net product and feedstock price increases	2,726	113
Inflation on other operating costs	(236)	(10)
Net volume and productivity effects	(28)	(1)
Effects of remeasurement items	22	1

Operating profit 2008	5,507

Results of operations 2007 compared to 2006

        The results of Sasol Oil remained fairly static for this year. Turnover increased by 16% from R32,787 million to R38,191 million on the back of high international product prices, the weakening of the rand/US dollar exchange rate as well as improved sales volumes. Total liquid fuel sales increased to 9.69 million m3 compared to 9.61 million m3 for 2006. Both wholesale and retail volumes contributed to this improvement. Sasol Oil operates retail convenience centres under the Sasol and Exel banners and we have extended our retail network to 391 service stations (169 Sasol retail convenience centres and 222 Exel service stations). This compares favourably with the 376 reported last year.

        Operating costs increased by 18% from R30,355 million to R35,744 million due to increased international feedstock prices together with higher levels of petrol, diesel and fuel component imports. Imports were necessitated due to the lower production volumes resulting from refinery shutdowns and difficulties at the Sasol Synfuels operations.

        The main factors contributing to the decrease in operating profit were:

	Change 2007/2006
	(Rand in millions)	(%)
Operating profit 2006	2,432
Exchange rate effects	136	6
Net product and feedstock price increases	(151)	(6)
Inflation on other operating costs	(138)	(6)
Net volume and productivity effects	132	5
Effects of remeasurement items	6	—

Operating profit 2007	2,417

Remeasurement items for the years ended 30 June

        Operating costs and expenses include the effect of the following remeasurement items:

	2008	2007	2006
	(Rand in millions)
Impairment of property, plant and equipment	11	—	4
Impairment of intangible assets	—	10	1
Scrapping of property, plant and equipment	—	13	3
Profit on disposal of property, plant and equipment	(31)	(21)	—

Total (gain)/loss	(20)	2	8

        A truckstop was opened in Sasolburg in November 2004 at a cost of R44 million. Due to the withdrawal of a key customer and other transporters, resulting in declining volumes in the wash bay, an impairment of R11 million was recognised in 2008.

        The South African government expropriated a retail convenience centre owned by Sasol Oil as part of the Gautrain Rapid Link Project for the construction of a railway transportation system in 2008. The company was compensated for the assets acquired as well as the loss of future income and realised a profit of R24 million. The remaining R7 million relates to the profit on disposal of various smaller other items.

        The remeasurement items in 2007 include the impairment of commercial contracts. Sasol Oil will no longer supply fuel products to a specific bulk customer in terms of an existing commercial contract as a result of the implication of new wholesale licensing legislation which came into effect during 2007. This necessitated the impairment of a commercial contact of R10 million. Further during 2007, numerous assets with small carrying values were retired from use and the remaining carrying values attributable to these assets were written off.

        The remeasurement items in 2006 include the impairment of property, plant and equipment related to a truckstop in Sasolburg of R4 million and the impairment of intangible assets of R1 million related to commercial contracts acquired with Exel Petroleum, established in the allocation of the purchase price which were impaired during the year as these contracts were performing worse than expected.

International energy cluster

Sasol Synfuels International (SSI)—results of operations

	2008	2007	Change 2008/2007	Change 2008/2007	2006	Change 2007/2006	Change 2007/2006
	(Rand in millions)			(%)	(Rand in millions)		(%)
Turnover
External	1,788	65	1,723	2,650	161	(96)	(60)
Inter-segment	5	—	5	—	—	—	—

Total turnover	1,793	65	1,728	2,658	161	(96)	(60)
Operating costs and expenses(1)	(2,414)	(828)	(1,586)	192	(803)	(25)	3

Operating loss	(621)	(763)	142	19	(642)	121	19

(1)
Operating costs and expenses net of other income.

Results of operations 2008 compared to 2007

        Sasol Synfuels International (SSI) hosts the growth ambitions of the group relating to gas-to-liquids (GTL) and coal-to-liquids (CTL) ventures. Total turnover increased significantly from R65 million to R1,793 million 2008 due to the first full year's results from the Oryx GTL facility in Qatar, a 49:51 joint venture with Qatar Petroleum, and increased production capacity at Oryx GTL. The production ramp up of Oryx GTL met our expectations during the year and for the month of June 2008, the plant averaged production of more than 22,000 barrels a day.

        In 2008, Sasol entered into negotiations to reduce its interest in the Escravos GTL (EGTL) project in Nigeria from 37.5% to 10%, while still providing full technical and manpower support to the project. Agreement in principle has been reached and it is envisaged that the definitive agreements will be finalised by 31 October 2008, subject to relevant regulatory approvals. The significant change in the total estimated cost of the project, the delay in completion, along with other factors impacting on the project's economics had resulted in an impairment of the project of R362 million in 2008. As a result, our interest in the project has been classified as a disposal group held for sale at 30 June 2008. Our remaining 10% interest will be classified appropriately upon conclusion of the agreements.

        The majority of the operating costs are associated with the start up of the Oryx GTL facility in 2008, but also include the costs associated with establishing and advancing the various GTL and CTL opportunities. Included in operating costs is an impairment of our interest in EGTL and the refund of Chevron's participation right for the Oryx expansion project. Provisions raised in respect of guarantees related to the Oryx and EGTL operations increased by R325 million (including the effects of translation) in 2008.

        The main factors contributing to the decrease in operating loss were:

	Change 2008/2007
	(Rand in millions)	(%)
Operating loss 2007	(763)
Exchange rate effects	11	1
Net product and feedstock price increases	(1)	—
Inflation on other operating costs	(69)	(9)
Net volume and productivity effects	692	91
Management intervention	(95)	(12)
Effects of remeasurement items	(396)	(52)

Operating loss 2008	(621)

Results of operations 2007 compared to 2006

        The Oryx GTL facility was started up 2007 and produced on specification product. The business is confident that we will resolve the remaining technical challenges and steadily increase production throughput.

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

Remeasurement items for the years ended 30 June

        Operating costs and expenses include the effect of the following remeasurement items:

	2008	2007	2006
	(Rand in millions)
Impairment of property, plant and equipment	362	—	—
Loss on repurchase of participation right in GTL project	34	—	—

Total loss	396	—	—

        During the year, it has been determined that a material increase in capital expenditure is expected in respect of the construction of the EGTL plant in Nigeria, with the project completion date also being postponed. Sasol entered into negotiations to reduce its interest in the project to 10% with an impairment of R362 million being recognised in 2008 based on the EGTL plant's fair value less costs to sell.

        Further, SSI had agreed that Chevron would pay an amount of US$5 million in respect of a participation right related to the Oryx 2 project in 2004. In October 2007, the agreement between Sasol and Chevron was amended and US$5 million was refunded to Chevron resulting in a loss of R34 million being realised.

Sasol Petroleum International—results of operations

	2008	2007	Change 2008/2007	Change 2008/2007	2006	Change 2007/2006	Change 2007/2006
	(Rand in millions)			(%)	(Rand in millions)		(%)
Turnover
External	1,228	777	451	58	649	128	20
Inter-segment	743	623	120	19	588	35	6

Total turnover	1,971	1,400	571	41	1,237	163	13
Operating costs and expenses(1)	(967)	(1,100)	133	(12)	(637)	(463)	73

Operating profit	1,004	300	704	235	600	(300)	(50)

(1)
Operating costs and expenses net of other income and including exploration costs.

Results of operations 2008 compared to 2007

        The increase in Sasol Petroleum International's (SPI) total turnover of 41% was mainly due to higher crude oil and gas prices, increased sales volumes from our Gabon and Mozambique operations and the positive impact of the weakening of the rand against the US dollar.

        Natural gas sales from the Temane plant in Mozambique to Sasol Gas in 2008 amounted to 106.9 MGJ, a 9.3% increase on the prior year's 97.8 MGJ.

        In Gabon, gross production from the Etame Permit averaged 20,774 bpd during 2008 (2007: 18,600 bpd), with net sales revenue per barrel of R566.16/b compared to R376.23/b in 2007.

        Operating costs decreased due to a decrease in total exploration costs amounting to R221 million for 2008 compared to R526 million for 2007. This was mainly as a result of reduced exploration activity in Blocks 16 and 19 in Mozambique.

        The main factors contributing to the increase in operating profit were:

	Change 2008/2007
	(Rand in millions)	(%)
Operating profit 2007	300
Exchange rate effects	59	20
Net product and feedstock price increases	353	117
—crude oil effects	319	106
—other products	34	11
Inflation on other operating costs	(61)	(20)
Net volume and productivity effects	326	109
Effects of remeasurement items	27	9

Operating profit 2008	1,004

Results of operations 2007 compared to 2006

        The increase in SPI's total turnover of 13% was mainly due to higher oil prices and the positive impact of the weakening of the rand against the US dollar.

        Natural gas sales from the Temane plant in Mozambique to Sasol Gas in 2007 amounted to 97.8 MGJ, a 3.8% increase on the previous year's 94.2 MGJ.

        In Gabon, gross production from the Etame Permit averaged 18,600 bpd during 2007 (2006: 18,000 bpd), with net sales revenue per barrel of R376.23/b compared to R327.76/b in 2006.

        Operating costs increased due to total exploration costs amounting to R526 million for 2007 compared to R123 million for 2006.

Remeasurement items for the years ended 30 June

        Operating costs and expenses include the effect of the following remeasurement items:

	2008	2007	2006
	(Rand in millions)
(Profit)/loss on disposal of property, plant and equipment	(27)	—	82

Total (gain)/loss	(27)	—	82

        In 2008, SPI disposed of its 50% interest in the Dussafu Marine Permit realising a net profit of R33 million on the disposal thereof. Various other assets were retired from use and disposed off realising a loss of R6 million in 2008.

        In 2006, SPI disposed of 30% of its participating interest in the central processing facility in Mozambique realising a loss of R82 million.

Chemical Cluster

Sasol Polymers—results of operations

        Our polymer-related activities are managed in two separate entities, Sasol Polymers (Pty) Limited, a division of Sasol Chemical Industries Limited, and Sasol Polymers International Investments (Pty) Limited, a subsidiary of the Sasol Investment Company (Pty) Limited.

	2008	2007	Change 2008/2007	Change 2008/2007	2006	Change 2007/2006	Change 2007/2006
	(Rand in millions)			(%)	(Rand in millions)		(%)
Turnover
External	11,162	9,305	1,857	20	7,537	1,768	23
Inter-segment	142	105	37	35	102	3	3

Total turnover	11,304	9,410	1,894	20	7,639	1,771	23
Operating costs and expenses(1)	(9,793)	(8,321)	(1,472)	18	(6,817)	(1,504)	22

Operating profit	1,511	1,089	422	39	822	267	32

Operating margin (%)	13	12			11

(1)
Operating costs and expenses net of other income.

Results of operations 2008 compared to 2007

        Sasol Polymers experienced strong growth and achieved a 20% increase in total turnover from R9,410 million in 2007 to R11,304 million in 2008. The increase was mainly due to increased margins, higher international polymer selling prices and the weakening of the rand against the US dollar.

        The effect of a higher crude oil price and weakening of the rand has negatively impacted on oil-derived feedstock prices resulting in increased cost of sales. Other operating costs and depreciation increased in 2008 compared to 2007 as a result of the final commissioning of Project Turbo in 2008.

        Production volumes increased during 2008 mainly due to the commissioning of the second polypropylene plant in Secunda, which has been operating since December 2007 and the Arya Sasol

Polymers Company ethane cracker which has been operating steadily in 2008 and exporting ethylene. This benefit has been partly negated by the reduced ethylene production during the shut down and delayed start-up of the Project Turbo selective catalytic cracker (SCC).

        The main factors contributing to the increase in operating profit were:

	Change 2008/2007
	(Rand in millions)	(%)
Operating profit 2007	1,089
Exchange rate effects	353	33
Net product and feedstock price	(73)	(7)
—crude oil	(1,500)	(138)
—other products	1,427	131
Inflation on other operating costs	(151)	(14)
Net volume and productivity effects	272	25
Effects of remeasurement items	21	2

Operating profit 2008	1,511

Results of operations 2007 compared to 2006

        The increase in Sasol Polymers total turnover from R7,639 million in 2006 to R9,410 million in 2007, was mainly due to higher international polymer selling prices and a weaker rand.

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

        The main factors contributing to the increase in operating profit were:

	Change 2007/2006
	(Rand in millions)	(%)
Operating profit 2006	822
Exchange rate effects	396	48
Net product and feedstock price	532	65
—crude oil	(212)	(26)
—other products	744	91
Inflation on other operating costs	(84)	(10)
Net volume and productivity effects	(585)	(71)
Effects of remeasurement items	8	—

Operating profit 2007	1,089

Remeasurement items for the years ended 30 June

        Operating costs and expenses include the effect of the following remeasurement items:

	2008	2007	2006
	(Rand in millions)
Impairment of property, plant and equipment	—	—	23
Scrapping of property, plant and equipment	—	5	2
Profit on disposal of property, plant and equipment	(12)	(3)	(8)
Loss on disposal of business	—	7	—

Total (gain)/loss	(12)	9	17

        Various projects and assets were retired from use and disposed off realising a profit of R12 million in 2008 (2007—R3 million, 2006—R8 million).

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

Sasol Solvents—results of operations

	2008	2007	Change 2008/2007	Change 2008/2007	2006	Change 2007/2006	Change 2007/2006
	(Rand in millions)			(%)	(Rand in millions)		(%)
Turnover
External	15,585	12,509	3,076	25	10,485	2,024	19
Inter-segment	1,597	1,257	340	27	1,181	76	6

Total turnover	17,182	13,766	3,416	25	11,666	2,100	18
Operating costs and expenses(1)	(14,800)	(12,662)	(2,138)	17	(10,758)	(1,904)	18

Operating profit	2,382	1,104	1,278	116	908	196	22

Operating margin (%)	14	8			8

(1)
Operating costs and expenses net of other income.

Results of operations 2008 compared to 2007

        Sasol Solvents produced strong results with total turnover increasing by 25% from R13,766 million to R17,182 million in 2008. This was mainly due to higher product prices as a result of strong global demand and the positive impact of the weakening of the rand against the US dollar.

        In Germany, the business continued to struggle against higher feedstock costs and compressed margins. The strength of the euro against the US dollar enabled major competitors to export competitively into Europe at aggressive prices and also prohibited exports from the region to traditional markets. This directly resulted in a decision to reduce the production of certain plants in Germany during 2008.

        In spite of the reduction in Germany, total production volumes for Sasol Solvents in 2008 increased to by 6% to 1.79 Mt from 1.69 Mt in 2007. Total sales volumes increased from 1.69 Mt to 1.72 Mt in 2008.

        Notwithstanding the margin pressure in Germany, the higher selling prices that were achieved in the market resulted in operating profit increasing by 116% from of R1,104 million in 2007 to R2,382 million in 2008.

        Operating costs and expenses increased by 17% mainly due to higher feedstock and energy costs.

        The main factors contributing to the increase in operating profit were:

	Change 2008/2007
	(Rand in millions)	(%)
Operating profit 2007	1,104
Exchange rate effects	575	52
Net product and feedstock price	840	76
—crude oil	(1,042)	(94)
—other products	1,882	170
Inflation on other operating costs	(229)	(20)
Net volume and productivity effects	50	4
Effects of remeasurement items	42	4

Operating profit 2008	2,382

Results of operations 2007 compared to 2006

        Sasol Solvents produced a solid performance with total turnover increasing by 18%. This was mainly due to higher product prices and the positive impact of the weakening of the rand against the US dollar. This performance was offset by lower sales volumes due to the lack of product availability brought about by lower than planned production in the first half of 2007 and an unplanned shutdown in March 2007 for the South African operations. In Germany, operational difficulties and compressed margins for iso propyl alcohol, forcing a cut back in production, negatively impacted sales volumes. Total sales volumes decreased from 1.79 Mt to 1.69 Mt.

        Operating costs and expenses increased due to higher feedstock costs, the loss of Rhodium catalyst of R54 million and the impairment of emission rights of R30 million.

        The main factors contributing to the increase in operating profit were:

	Change 2007/2006
	(Rand in millions)	(%)
Operating profit 2006	908
Exchange rate effects	269	30
Net product and feedstock price	312	34
—crude oil	(106)	(12)
—other products	418	46
Inflation on other operating costs	(39)	(4)
Net volume and productivity effects	(95)	(10)
Effects of remeasurement items	(251)	(28)

Operating profit 2007	1,104

  Remeasurement items for the years ended 30 June

        Operating costs and expenses include the effect of the following remeasurement items:

	2008	2007	2006
	(Rand in millions)
Reversal of impairment of property, plant and equipment	(191)	—	(140)
Impairment of property, plant and equipment	269	12	—
Impairment of intangible assets	—	30	26
Impairment of investments	—	15	—
Scrapping of property, plant and equipment	38	89	7
Loss on disposal of business	—	—	2
Profit on disposal of property, plant and equipment	(12)	—	—

Total loss/(gain)	104	146	(105)

        During 2005, the Sasol Solvents n-Butanol plant in South Africa was impaired due to a decline in the economics of the business caused by a decrease in n-Butanol sales prices and poor asset utilisation. During the current year the economics of the business has improved due to an increase in n-Butanol prices and significantly improved asset utilisation. The previous impairment was reassessed, with management concluding that the increase in the selling price is sustainable to the extent that a reversal of R191 million of the previous impairment was recognised during 2008.

        Also during 2008, feedstock prices into the ethanol business at the Herne site in Germany increased substantially while sales prices decreased due to an oversupply of ethanol on the European market. Due to a decline in the economics of the business and the impact on the site as a whole, an impairment of the Herne site amounting to R261 million has been recognised.

        In addition, the dithiophosphate plant in Sasolburg was shut down during 2008 and an impairment of R8 million was recognised.

        The scrapping of property, plant and equipment relates to in process consumption of Rhodium catalyst amounting to R29 million. A further R5 million relates to in process consumption associated with other catalysts. The remaining scrapping of R4 million relates to other smaller assets.

        During 2007 the following impairments were recognised:

  •
  Fine chemicals business—as a result of recurring losses in the fine chemicals business, an impairment of R12 million was recognised.

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

  •
  Other smaller assets—R9 million.

        The remeasurement items in 2006 include:

  •
  Reversal of a previously recognised impairment—During 2005, an impairment was recognised of R140 million for Octene train 3 project due to increases in the capital costs. The successful outcome of negotiations over the selling price of the product which were finalised during the last quarter of 2005, has resulted in the return (based on a discounted cash flow model) expected to be generated by this plant exceeding the expected cost of construction. As a result, due to the change in economic circumstances, the impairment has been reversed.

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

Sasol Olefins & Surfactants (O&S)—results of operations

	2008	2007	Change 2008/2007	Change 2008/2007	2006	Change 2007/2006	Change 2007/2006
	(Rand in millions)			(%)	(Rand in millions)		(%)
Turnover
External	28,125	22,012	6,113	28	18,545	3,467	19
Inter-segment	655	570	85	15	550	20	4

Total turnover	28,780	22,582	6,198	27	19,095	3,487	18
Operating costs and expenses(1)	(27,268)	(21,442)	(5,826)	27	(22,662)	1,220	5

Operating profit/(loss)	1,512	1,140	372	33	(3,567)	4,707	132

(1)
Operating costs and expenses net of other income.

Results of operations 2008 compared to 2007

        On 30 March 2007, it was announced that Sasol O&S would be retained within Sasol and that the divesture process had ceased, with the intention to improve the division's business performance. The business turnaround process which is expected to be sustained for two to four years is proceeding to plan with fixed cost reduction, portfolio restructuring and the attainment of higher margins contributing to strengthening the business results in 2008.

        Total turnover increased by 27% from R22,582 million to R28,780 million in 2008 due to higher selling prices. Operating profit increased as a result of improved margins and initial benefits in the restructuring process, which included the shutdown of the Baltimore, USA, and Porto Torres, Italy, linear alkyl benzene plants as well as cost reductions in all remaining units.

        The effect of a higher oil price has negatively impacted on oil-derived feedstock prices resulting in increased cost of sales of approximately 26%, but this was offset to some extent by lower fixed costs. A

50% alcohols joint venture plant with a capacity of 60,000 tons per annum was successfully commissioned during the year in Lianyangang, China.

        Included in operating costs and expenses is the impairment of assets of R62 million and reversal of impairment of Sasol North America Alcohols (Lake Charles) of R96 million. In addition, several restructuring and turnaround provisions associated with the retention and turnaround of the Sasol O&S business amounting to R216 million was recognised in the current year.

        The main factors contributing to the increase in operating profit were:

	Change 2008/2007
	(Rand in millions)	(%)
Operating loss 2007	1,140
Exchange rate effects	256	22
Net product and feedstock price	1,156	101
Inflation on other operating costs	(116)	(10)
Net volume and productivity effects	(146)	(13)
Once off items(1)	(98)	(8)
Effects of remeasurement items	(680)	(59)

Operating profit 2008	1,512

(1)
Includes effects of restructuring costs recognised in 2008 and 2007.

Results of operations 2007 compared to 2006

        On 30 March 2007, it was announced that Sasol O&S would be retained within Sasol and that the divesture process had ceased, with the intention to improve the division's business performance. The business has continued to build on its groundwork of the last four years, with emphasis on reducing other operating costs in a sustainable manner, improving customer relations, lifting productivity and optimising its portfolio of surfactants, surfactant intermediates and specialty inorganic chemicals in the face of tougher market conditions.

        However, in 2007, the business was once again hampered by tougher market conditions in the form of higher feedstock and energy costs combined with declining midcut alcohol prices, mainly on the alcohol part of the business.

        Total turnover increased by 18% from R19,095 million in 2006 to R22,582 million in 2007 due to higher selling prices. Higher feedstock prices adversely affected operating profit, but this was offset by lower other operating costs. Included in operating costs and expenses is the net reversal of the fair value write-down recorded on Sasol O&S of R803 million as part of the process of reclassifying Sasol O&S to continuing operations. In addition, a restructuring provision associated with the retention of the Sasol O&S business of R405 million was recognised in 2007.

        The main factors contributing to the increase in operating profit were:

	Change 2007/2006
	(Rand in millions)	(%)
Operating loss 2006	(3,567)
Exchange rate effects	53	1
Net product and feedstock price	(286)	(8)
—crude oil	(277)	(8)
—other products	(9)	—
Net volume and productivity effects	90	3
Effects of remeasurement items	4,850	136

Operating profit 2007	1,140

Remeasurement items for the years ended 30 June

        During the years under review operating costs and expenses include the effect of the following remeasurement items:

	2008	2007	2006
	(Rand in millions)
Impairment of property, plant and equipment	62	12	825
Impairment of intangible assets	—	106	83
Impairment of goodwill	—	—	4
Reversal of impairment of property, plant and equipment	(96)	—	—
Scrapping of property, plant and equipment	3	—	21
Loss/(profit) on disposal of property, plant and equipment	4	(22)	14
Fair value (reversal of write down)/write down	—	(803)	3,196

Total (gain)/loss	(27)	(707)	4,143

        The remeasurement items in 2008 include:

  •
  Impairment of property, plant and equipment—includes further impairments recognised in the Sasol Italy's Inorganics business unit of R10 million and Sasol North America's Alkylates business unit of R44 million due to continued losses at these operations. In addition, impairments of R8 million related to other smaller assets were recognised.

  •
  Reversal of impairment of property, plant and equipment—at 30 June 2007, the total assets of Sasol North America's Alcohols cash generating unit had been fully impaired due to the economics of the business. During the current year, management has commenced with the implementation of a turnaround strategy, resulting in a reversal of R96 million of the previously recognised impairment.

        The remeasurement items in 2007 include:

  •
  The impairment of Sasol Germany of R12 million;

  •
  The impairment of intangible assets due to the decrease in the market price of emission rights during the year. The carrying value of the intangible asset at 30 June 2007 was impaired by R106 million; and

  •
  Upon the decision to terminate the divestiture process related to the Sasol O&S business and the reclassification as held for use, the assets were measured at the lower of value-in-use at the date of the decision not to sell and the carrying amount before the assets were classified as held for sale in 2006. This resulted in the reversal of the fair value write down of R803 million.

        The remeasurement items in 2006 include:

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

  •
  Impairment of intangible assets—Due to the decrease in the market price of emission rights during the year, from €26.00 to €16.00 per right (one right unit entitles the holder the right to emit one ton of carbon dioxide per year), the carrying value of the intangible asset at year-end was impaired by R83 million.

  •
  After a review of valuations and bids received from interested parties, which confirmed our valuation, it was necessary to write-down the net asset value of the Sasol O&S business to its fair value less costs to sell. This resulted in a reduction of net asset value and a charge to the income statement of R3,196 million (R2.8 billion after tax).

Other Chemicals—results of operations

        Other chemical business includes Sasol Nitro, Sasol Wax, Merisol, Infrachem and various smaller chemical businesses.

	2008	2007	Change 2008/2007	Change 2008/2007	2006	Change 2007/2006	Change 2007/2006
	(Rand in millions)			(%)	(Rand in millions)		(%)
Turnover
External	13,315	10,470	2,845	27	8,530	1,940	23
Inter-segment	3,115	2,652	463	17	2,353	299	13

Total turnover	16,430	13,122	3,308	25	10,883	2,239	21
Operating costs and expenses(1)	(15,230)	(12,163)	(3,067)	25	(10,523)	(1,640)	(16)

Operating profit	1,200	959	241	25	360	599	166

Sasol Nitro
Total turnover	5,964	4,170	1,794	43	3,402	768	23
Operating profit	1,267	610	657	108	466	144	31
Sasol Wax
Total turnover	6,570	5,574	996	18	4,584	990	22
Operating profit	381	629	(248)	(39)	276	353	128
Merisol
Total turnover	844	740	104	14	555	185	33
Operating profit/(loss)	143	27	116	429	(11)	38	345
Sasol Infrachem
Total turnover	2,908	2,526	382	15	2,270	256	11
Operating loss	(510)	(237)	(273)	(115)	(297)	60	20

(1)
Operating costs and expenses net of other income.

Results of operations 2008 compared to 2007

        Sasol Nitro, which comprises our South African ammonia, fertilisers, phosphates and explosives portfolios, increased operating profit by 108% from R610 million in 2007 to R1,267 million in 2008 primarily as a result of improved margins in ammonia, fertilisers and phosphates as well as a 6% volume growth. Included in operating profit is the reversal of impairment on the Phalaborwa site of R94 million and the profit of R114 million realised on the disposal of 50% of our investment in Sasol Dyno Nobel.

        Sasol Wax produces and markets wax and wax related products to commodity and specialty wax markets globally. Total turnover has increased by 18%, primarily as a result of an increased proportion of higher value products in the overall product portfolio. The strategy to focus on higher value-adding products has led the division in Germany to become substantially less dependent on low margin sales and has materialised in increased volumes into applications such as industrial waxes, adhesives, coatings and construction board. Operating profit increased by 49% excluding the effect of R557 million included in remeasurement items relating to the realisation of exchange losses on the re-denomination of a loan from rand to euro that was accounted for as part of the net investment in a foreign operation.

        Merisol, our 50:50 cresylic acids joint venture with Merichem Company, produces about a third of the world's phenolics. Total turnover increased by 14% from R740 million to R844 million in 2008 mainly due to higher selling prices. Amid higher feedstock prices, the average price of phenol rose by

12%, while cresylic prices were on average 15% stronger leading to operating profit of R143 million in 2008 compared to R27 million in 2007.

        Sasol Infrachem's total turnover increased by 15% from R2,526 million to R2,908 million in 2008 due to higher selling prices as a result of the implementation of a revised pricing model for utilities and services provided. This benefit was offset by higher processing fees for natural gas (R103 million) and higher maintenance costs (R136 million) resulting in an operating loss of R510 million in 2008 compared to R237 million in 2007. Gas production increased by 4% from 36.6 MGJ to 38.0 MGJ.

Results of operations 2007 compared to 2006

        Sasol Nitro, benefited from a strong performance with sales volumes up R144 million and margins up R25 million compared to 2006. The weaker rand against the US dollar contributed R42 million compared to the prior year. In addition, the business benefited from a once off bad debt recovery of R57 million related to a previously impaired long-term receivable. This has been offset by inflation on cost of R44 million, higher other operating costs of R41 million to grow the business and an increase in the asset retirement obligation mainly at the Phalaborwa plant of R41 million.

        Sasol Wax increased operating profit from R269 million in 2006 to R629 million in 2007 primarily as a result of improved product margins across all product ranges and a focus on higher value-add blends. Through continuous product development the business has expanded its activities in higher value adding markets and applications such as industrial waxes, adhesives, coatings and construction board.

        A ramp-up in production in Merisol's South African operations, and the closure of the labour intensive front-end business in Houston, USA, in the first half of 2007, led to a significant reduction in our cost base and a better financial performance. In the second half of 2007, we experienced a recovery in the US business and reported stable production in South Africa. Merisol increased sales to 105 kt from 99 kt due to the completion of the turnaround project, and fewer disruptions to production. Higher volumes, coupled with an increase in selling prices, boosted turnover to R740 million from R555 million. Amid higher feedstock prices, the average price of phenol rose by more than a quarter, while cresylic prices were on average 6% stronger leading to operating profit of R27 million for the year compared to an operating loss of R11 million for last year.

        Sasol Infrachem's actual 2007 operating loss of R237 million is R60 million, or 20%, lower than in 2006. This was made possible by the higher than normal inflationary increases in sales prices due to the new Sasol Infrachem pricing model for utilities provided and services rendered, and the change in the environmental rehabilitation provision as a result of scheduling changes of projects and the effect of PPI and discount rates (R32 million). Gas production decreased by 3% from 37.7 MGJ to 36.6 MGJ.

Remeasurement items for the years ended 30 June

        Operating costs and expenses includes the effect of the following remeasurement items:

	2008	2007	2006
	(Rand in millions)
Impairment of property, plant and equipment	13	20	34
Reversal of impairment of property, plant and equipment	(94)	—	—
Scrapping of property, plant and equipment	3	7	9
(Profit)/loss on disposal of property, plant and equipment	(10)	4	9
Profit on disposal of business	(111)	(17)	—
Profit on disposal of investments	(129)	—	—
Realisation of foreign currency translation reserve	557	—	—

Total loss	229	14	52

        The remeasurement items in 2008 include:

  •
  Impairment of property, plant and equipment relating mainly to Asphacell GmbH, a joint venture of Sasol Wax. The company has reported operating losses since its inception due to the continued lack of market penetration and increases in the cost of raw materials and plant maintenance. In November 2007, the Sasol Wax Supervisory Board authorised management to start exploratory discussions for the divestment in Asphacell. It was determined at that point to recognise an impairment of R11 million on the assets of Asphacell.

  •
  Impairment of property, plant and equipment related to the Sasol Nitro magnesium nitrate plant of R2 million. During the year, the tolling arrangement with Foskor at the Phalaborwa site was terminated and Sasol Nitro began manufacturing for its own account. This resulted in a reversal of a previously recognised impairment of R94 million related to this site.

  •
  Profit on disposal of business—Sasol Nitro disposed of 50% of its investment in Sasol Dyno Nobel (Pty) Limited in September 2007 to form a joint venture, realising a profit of R114 million. During the year, Sasol Chemical Industries Limited disposed of its investment in African Amines (Pty) Limited, realising a loss of R3 million.

  •
  Profit on disposal of investments—In July 2007, Sasol Wax disposed of its 31% investment in Paramelt RMC BV, operating in the Netherlands, realising a profit of R129 million.

  •
  Realisation of foreign currency translation reserve—In June 2008, Sasol Wax realised an exchange loss of R557 million on the re-denomination of a loan, from rand to euro, that was accounted for as part of the net investment in a foreign operation.

  Other businesses—results of operations

        Other businesses include Sasol Financing, Sasol Technology and the group's corporate head office function.

	2008	2007	Change 2008/2007	Change 2008/2007	2006	Change 2007/2006	Change 2007/2006
	(Rand in millions)			(%)	(Rand in millions)		(%)
Turnover
External	225	428	(203)	(47)	150	278	185
Inter-segment	4,048	2,416	1,632	68	1,301	1,115	86

Total turnover	4,273	2,844	1,429	50	1,451	1,393	96
Operating costs and expenses(1)	(5,493)	(2,827)	(2,666)	94	(1,404)	(1,423)	101

Operating profit/(loss)	(1,220)	17	(1,237)	(7,276)	47	(30)	(64)

(1)
Operating costs and expenses net of other income.

Results of operations 2008 compared to 2007

        Operating loss for 2008 includes a realised profit of R108 million related to the sale FFS Refiners (Pty) Limited by Sasol Investment Company (Pty) Limited. Operating loss was adversely impacted by the additional share-based payment expenses relating to Sasol Inzalo (R1,434 million) and the effect of the weakening of the rand against the US dollar.

Results of operations 2007 compared to 2006

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

Remeasurement items for the years ended 30 June

        Operating costs and expenses includes the effect of the following remeasurement items:

	2008	2007	2006
	(Rand in millions)
Impairment of assets	—	3	—
Profit on disposal of property, plant and equipment	(1)	—	—
Scrapping of property, plant and equipment	28	1	10
Profit on disposal of business	—	(315)	—
Profit on disposal of investments	(108)	—	—

Total (gain)/loss	(81)	(311)	10

        During 2008, the Sasol Investment Company (Pty) Limited disposed of its investment in FFS Refiners (Pty) Limited realising a profit of R108 million.

        An extensive asset verification exercise was performed at Sasol Technology during the year and items identified as assets which should be scrapped amounted to R27 million.

RECENT ACCOUNTING PRONOUNCEMENTS

The following IFRS accounting standards, interpretations and amendments to published accounting standards which are applicable to the group have been issued by the IASB, but not yet effective, have not been adopted in the current year:

  IAS 23 (Revised) Borrowing Costs

        The effective date for adoption of this standard is for periods commencing on or after 1 July 2009. This standard will be adopted by the group for the year ending 30 June 2010. The standard will have minimal impact on the financial statements of the group as it is the groups current policy to capitalise borrowing costs on qualifying assets.

  IAS 27 (Amendment) Consolidated and Separate Financial Statements

        The effective date for adoption of this standard is for periods commencing on or after 1 July 2009. This standard will be adopted by the group for the year ending 30 June 2010. Management is in the process of considering the relevant financial implications. This standard is, however, expected to have a minimal impact on the group.

  IFRS 3 (Revised) Business Combinations

        The effective date for adoption of this standard is for periods commencing on or after 1 July 2009. This standard will be adopted by the group for the year ending 30 June 2010. All business combinations entered into after the effective date will be accounted for in accordance with this standard.

  IFRIC 16 Hedges of a Net Investment in a Foreign Operation

        The effective date for adoption of this interpretation is for periods commencing on or after 1 October 2008. The interpretation will be adopted by the group for the year ending 30 June 2010. This interpretation is not expected to have a material impact on the group as the group does not currently have hedges on any net investments in foreign operations.

  IAS 39 (Amendment) Eligible Hedged Items

        The effective date for adoption of this standard is for periods commencing on or after 1 July 2009. This standard will be adopted by the group for the year ending 30 June 2010. This standard is not expected to have a material impact on the group as the group does not apply hedge accounting in the situations as described in the amendment.

  IFRS 1 and IAS 27 (Amendment) Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate

        The effective date for adoption of this standard is for periods commencing on or after 1 January 2009. This standard will be adopted by the group for the year ending 30 June 2010. The cost of subsidiaries, jointly controlled entities and associates acquired after the effective date will be accounted for in accordance with this standard.

  IFRS 5 (Amendment) Non-current Assets Held for Sale and Discontinued Operations

        The effective date for adoption of this standard is for periods commencing on or after 1 July 2009. This standard will be adopted by the group for the year ending 30 June 2009. Management is in the process of considering the relevant financial implications. This standard is, however, expected to have a minimal impact on the group.

  Various improvements to IFRSs

        A number of standards have been amended as part of the IASB's improvement project. Management is in the process of considering the relevant amendments to the standards and determining the financial implications and impact on the group.

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

        The following table provides a summary of our cash flows for each of the three years ended 30 June 2008, 2007 and 2006:

	2008	2007	2006
	(Rand in millions)
Net cash retained from operating activities	17,954	15,811	14,185
Net cash utilised in investing activities	(10,844)	(10,545)	(12,283)
Net cash utilised by financing activities	(8,415)	(2,893)	(1,277)

        The cash generated by our operating activities is applied first to pay our debt and tax commitments and then to provide a return in the form of a dividend to our shareholders. The net cash retained is applied primarily to invest in our capital investment programme.

Operating activities

        Net cash retained from operating activities has increased for the past three years in succession to R17,954 million in 2008 from R15,811 million in 2007 and R14,185 million in 2006. Cash flows retained from operating activities include the following significant cash flows:

	2008	2007	Change 2008/2007	Change 2008/2007	2006	Change 2007/2006	Change 2007/2006
	(Rand in millions)			(%)	(Rand in millions)		(%)
Cash generated by operating activities	34,740	28,432	6,308	22	24,535	3,897	16
Income tax paid	(9,572)	(7,251)	(2,321)	32	(5,389)	(1,862)	35
Dividend paid	(5,766)	(4,613)	(1,153)	25	(3,660)	(953)	26

        In 2008, we saw a further increase in the average dated Brent crude oil price to US$95.51/b from the average of US$63.95/b in 2007 and US$62.45/b in 2006. This increase in the crude oil price has had a positive impact on our operating profit and cash generated by operating activities. Cash generated by operating activities has increased by 22% to R34,740 million in 2008 and by 16% to R28,432 million in 2007. In line with operating profit generated by our businesses, the most significant contributor to our cash generated by operations is Sasol Synfuels. The increase in tax paid during the year is due to the increase in taxable profit as discussed under the operating results above.

        Dividends paid amounted to R5,766 million in 2008 compared to R4,613 million in 2007 and R3,660 million in 2006. Our dividend distribution policy is to distribute increasing dividends on a regular basis, to the extent permitted by our earnings. In particular, we intend to distribute dividends, provided our annual attributable earnings represent a range of 2.5 to 3.5 times the amount distributed in the form of dividends. The average rate of earnings to dividend distributions in the past five years was approximately 2.6 times. Our dividend cover for 2008 is 2.8 which is within the target range.

Investing activities

        Net cash utilised in investing activities has decreased from R12,283 million in 2006 to R10,545 million in 2007 and increased to R10,844 million in 2008.

        Cash flows utilised in investing activities include the following significant cash flows:

	2008	2007	Change 2008/2007	Change 2008/2007	2006	Change 2007/2006	Change 2007/2006
	(Rand in millions)			(%)	(Rand in millions)		(%)
Additions to non-current assets(1)	(10,855)	(12,045)	1,190	(10)	(13,296)	1,251	(9)
Acquisition of businesses	(431)	(285)	(146)	51	(147)	(138)	(94)
Disposal of businesses	693	2,200	(1,507)	(69)	587	1,613	275

(1)
Includes additions to property, plant and equipment, assets under construction and intangible assets.

        The increase in additions to non-current assets is primarily due to an increase in capital expenditure on projects to expand our operations which includes the following key projects:

Projects(1)	Business categories	30 June 2008	30 June 2007	30 June 2006
		(Rand millions)
Sasol Oil distribution network	Sasol Oil	223	91	59
Oryx GTL and Escravos GTL(2)	Sasol Synfuels International	865	2,426	1,734
2nd Catalyst plant, Netherlands	Sasol Synfuels International	366	—	—
16th Oxygen train	Sasol Synfuels	304	—	—
Mozambique expansion	Sasol Petroleum International	454	266	—
Petroleum West Africa development	Sasol Petroleum International	235	339	—
Arya Sasol Polymer (Iran)	Sasol Polymers	457	774	1,590
Project Turbo	Sasol Polymers	362	1,169	2,608
2nd and 3rd Octene trains	Sasol Solvents	323	708	714
Other smaller projects	Various	1,663	1,172	1,010

		5,252	6,945	7,715

(1)
The amounts include business development costs and our group's share of capital expenditure of joint ventures. The amounts exclude borrowing costs capitalised. These amounts were approved by our board of directors. We hedge all our major South African capital expenditure in foreign currency immediately upon commitment of the expenditure or upon approval of the project.

(2)
Sasol provides financing for 50% of the capital expenditure on the EGTL joint venture. The engineering procurement and construction contract was converted from a fixed-price to a cost-reimbursable contract. In 2008, Sasol entered into negotiations and agreed in principle to reduce its interest in the Nigerian GTL project from 37.5% to 10%. Upon conclusion of the definitive agreements, the funding of the capital expenditure on the EGTL project will be reduced proportionately to our 10% economic interest plus our share of the NNPC loan.

        In addition we invested R5,603 million, R5,100 million and R5,581 million on non-current assets in 2008, 2007 and 2006, respectively, to enhance existing operations.

        During 2008, we acquired businesses for a net amount of R431 million (2007: R285 million and 2006: R147 million). The 2008 acquisitions comprise primarily of the acquisition of a 50% interest in Sasol Dia Acrylates (R229 million), the acquisition of a 30% interest in Tosas Holdings (Pty) Limited (R110 million), the acquisition of a 50% interest in both Lux International Corporation and Merkur Vaseline GmbH & Co. KG (R87 million) and the remaining 40% interest in Peroxide Chemicals (Pty) Limited (R5 million).

        During 2008, we disposed of businesses for a net amount of R693 million (2007: R2,200 million and 2006: R587 million). The 2008 disposals comprise primarily of the sale of a 50% interest in Sasol Dyno Nobel (R275 million), an investment in Paramelt RMC BV, operating in the Netherlands (R251 million), investment in FFS Refiners (Pty) Limited in South Africa (R147 million) and our joint venture investment in African Amines (Pty) Limited in South Africa (R20 million).

Financing activities

        The group's operations are financed primarily by means of its operating cash flows. Cash shortfalls are usually short-term in nature and are met primarily from short-term banking facilities. Long-term capital expansion projects and acquisitions of businesses are financed by a combination of floating and fixed rate debt. This debt is usually in the measurement currency of the project or acquisition being financed and we aim to negotiate repayment terms that match the expected cash flow to be generated by the asset or the business acquired. Net cash utilised by financing activities was R8,415 million, R2,893 million and R1,277 million in 2008, 2007 and 2006, respectively. The following significant cash flows are included in financing activities:

	2008	2007	Change 2008/2007	Change 2008/2007	2006	Change 2007/2006	Change 2007/2006
	(Rand in millions)			(%)	(Rand in millions)		(%)
Share repurchase programme	(7,300)	(3,669)	(3,631)	99	—	(3,669)	100
Repayment of short-term debt	(2,292)	(1,053)	(1,239)	118	(3,911)	2,858	(73)
Repayment of long-term debt	(4,588)	(1,034)	(3,554)	344	(1,326)	292	(22)
Proceeds from short-term debt	1,942	1,918	24	1	973	945	97
Proceeds from long-term debt	3,806	1,021	2,785	273	2,631	(1,610)	(61)

        At the annual general meeting held on 23 November 2006 and 30 November 2007, the shareholders authorised the directors to undertake a general repurchase by Sasol Limited, or its subsidiaries, to repurchase Sasol Limited shares up to 10% of our issued share capital. Up to 30 June 2008 through our subsidiary, Sasol Investment Company (Pty) Limited, we had purchased 37,093,117 ordinary shares representing 5.86% of the issued share capital of the company, excluding the Sasol Inzalo share transaction, for R10,969 million at a cumulative average price of R295.73 per share.

        During 2008, preference share debt of R2.2 billion was raised related to the Sasol Inzalo share transaction. Refer to "Item 5.A—Operating results". In 2008, we settled the Eurobond debt of approximately R2 billion and the Sasol Dia Acrylates debt of approximately R651 million.

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

        Our debt comprises the following:

	2008	2007
	(Rand in millions)
Long-term debt, including current portion	16,803	16,434
Short-term debt	2,375	2,546
Bank overdraft	914	545

Total debt	20,092	19,525
Less cash and cash equivalents	(4,435)	(5,987)

Net debt	15,657	13,538

        Our debt profile has moved significantly toward a longer-term bias which is a reflection of both our capital investment programme and the favourable results generated by operating activities over the last three years.

        The group has borrowing facilities with major financial institutions of R51,352 million (2007—R41,112 million). Of these facilities, R20,092 million (2007—R19,525 million) has been utilised at year end.

        There were no events of default for the years ended 30 June 2008 and 30 June 2007.

Banking facilities and debt arrangements at 30 June 2008

	Expiry date	Currency	Rand equivalent	Utilisation
			Rm	Rm
Sasol Financing
Uncommitted facilities
Commercial banking facilities	Various (short-term)	Rand	5,575	1,287
Commercial paper programme	None	Rand	6,000	—
Other commercial banking facilities	Various (short-term)	Rand	8,711	—
Committed facility
Revolving credit facility (syndicated)	May 2010	Euro	2,468	—
Commercial banking facilities	Various (short-term)	Rand	3,800	—
Sasol Financing International
Uncommitted facilities
Commercial banking facilities	Various (short-term)	Euro	164	—
Committed facility
Revolving credit facility	May 2010	Euro	2,468	358
Debt arrangement
Eurobond	June 2010	Euro	3,694	3,694
Other Sasol businesses
Asset based finance
Republic of Mozambique Pipeline Investments Company (Pty) Limited	December 2015	Rand	3,498	2,444
Oryx GTL Limited (QSC)	December 2015	US dollar	2,451	2,451
Sasol Petroleum Temane Limitada	June 2015	Euro and Rand	1,001	1,001
Debt arrangements
Arya Sasol Polymer Company	May 2015	Euro	2,876	2,792
National Petroleum Refiners of South Africa (Pty) Limited	Various	Rand	1,792	1,124
Sasol Inzalo Groups Funding (Pty) Limited	October 2011 to October 2018	Rand	2,215	2,215
Property finance leases
Sasol Oil (Pty) Limited and subsidiaries	Various	Rand	726	726
Other banking facilities and debt arrangements	Various	Various	3,913	2,000

			51,352	20,092

Comprising
Long-term debt				16,803
Short-term debt				2,375
Bank overdraft				914

				20,092

        Besides our normal commercial banking facilities, the majority of which is in South Africa, another facility to fund short-term funding requirements in South Africa is our commercial paper programme of R6 billion, normally at fixed interest rates. We had no exposure on the programme at 30 June 2008.

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

	Less than 1 year	1 to 2 years	2 to 5 years	More than 5 years	Total
	(Rand in millions)
Maturity profile long-term debt	1,121	4,816	4,271	6,595	16,803

        We endeavour to match the tenure of our debt with the nature of the asset or project being financed.

Covenants

        The group is subject to certain covenants on its debt facilities relating to earnings, debt cover, net asset value, amongst others. There were no events of default in the year ended 30 June 2008.

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

        Total expenditure on research in years 2008, 2007 and 2006 was R761 million, R690 million and R249 million, respectively. Development costs capitalised in 2008, 2007 and 2006 amounted to R57 million, R55 million and R60 million, respectively. For further information regarding our research and development activities, see "Item 4.B—Business overview—Sasol Technology".

5.D    Trend information

        Our financial results since the end of 2008 have been principally affected by fluctuations in dated Brent crude oil prices and a further weakening of the rand to US dollar.

        In recent months, the derived European Brent crude oil spot price has decreased from the year end level as at 30 June 2008 of US$138.40/b to US$93.71/b on 30 September 2008 with a high of US$143.95/b and a low of US$85.85/b during that period. Given the current uncertain political environment in certain major oil producing countries the oil price has been volatile and this volatility is expected to continue in the foreseeable future. As discussed above, a high oil price generally results in increased profitability for our group.

        The rand to US dollar exchange rate was R7.83 at 30 June 2008. After trading in a range of between R7.18 and R8.01 to the US dollar during July to September 2008, the rand weakened further reaching R8.32 per US dollar at 30 September 2008 with a high of R8.39 per US dollar and a low of R7.18 per US dollar during that period. Whilst the exchange rate during the current year has been relatively less volatile than in previous years we are unable to forecast whether this will continue in the foreseeable future.

5.E    Off-balance sheet arrangements

        We do not engage in off-balance sheet financing activities and do not have any off-balance sheet debt obligations, off-balance sheet special purpose entities or unconsolidated affiliates.

Guarantees

        As at 30 June 2008, the group has issued the following guarantees for which the liabilities have not been included in the statement of financial position.

	Note	Maximum potential amount 2008
		(Rand in millions)
In respect of GTL ventures	i	7,634
Commercial paper holders	ii	6,000
To RWE-DEA AG	iii	370
Customs and excise	iv	137
Other guarantees and claims	v	1,037

i.
Sasol Limited has issued the following significant guarantees for the obligations of various of its subsidiaries in respect of the GTL Ventures. These guarantees relate to the construction and funding of Oryx GTL Limited in Qatar and Escravos GTL in Nigeria, including amongst others:
•
A completion guarantee has been issued for Sasol's portion of the project debt of Oryx GTL Limited capped at US$343 million (R2,686 million) plus interest and costs subject to the project demonstrating a minimum level of sustained production over a continuous period of ninety days and catalyst deactivation within acceptable parameters for at least two hundred and seventy days, after commissioning. The project was commissioned during 2007.

  •
  A guarantee for the take-or-pay obligations of a wholly owned subsidiary has been issued under the gas sale and purchase agreement (GSPA) entered into between Oryx GTL Limited, Qatar Petroleum and ExxonMobil Middle East Gas Marketing Limited, by virtue of this subsidiary's 49% shareholding in Oryx GTL Limited. Sasol's exposure is limited to the amount of US$123 million (R963 million). In terms of the GSPA, Oryx GTL Limited is contractually committed to purchase minimum volumes of gas from Qatar Petroleum and ExxonMobil Middle East Gas Marketing Limited on a take-or-pay basis. Should Oryx GTL terminate the GSPA prematurely, Sasol Limited's wholly owned subsidiary will be obliged to take or pay for its 49% share of the contracted gas requirements. The term of the GSPA is 25 years from the date of commencement of operations. The project was commissioned during 2007.

  •
  A performance guarantee for the obligations of subsidiaries has been issued in respect of the construction of Escravos GTL in Nigeria for the duration of the investment in Escravos GTL Limited to an amount of US$250 million (R1,958 million).

  •
  Sasol Limited issued a performance guarantee for the obligations of its subsidiaries in respect of and for the duration of the investment in Sasol Chevron Holdings Limited, limited to an amount of US$250 million (R1,958 million). Sasol Chevron Holdings Limited is a joint venture between a wholly owned subsidiary of Sasol Limited and Chevron Corporation.

    All guarantees listed above are issued in the normal course of business.

ii.
A guarantee has been issued for the commercial paper facility of a wholly owned subsidiary. As at 30 June 2008, no outstanding obligation to third parties existed.

iii.
Various performance guarantees issued in favour of RWE-DEA.

iv.
Various guarantees issued in respect of the group's customs and excise obligations.

v.
Included in other guarantees are environmental guarantees of R113 million, R80 million in respect of security for the supply of water and electricity and R450 million relating to general operational obligations.

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

5.F    Tabular disclosure of contractual obligations

         Contractual obligations/commitments.    The following significant contractual obligations existed at 30 June 2008:

Contractual obligations (excluding capital expenditure)	Total amount	Within 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years
	(Rand in millions)
Operating leases	7,516	750	634	518	424	397	4,793
External long-term debt	16,803	1,121	4,816	1,392	1,450	1,429	6,595
External short-term debt	2,375	2,375	—	—	—	—	—
Purchase commitments	39,352	6,661	5,881	4,496	3,155	2,428	16,731
Bank overdraft	914	914	—	—	—	—	—
Finance leases	1,464	169	143	143	141	135	733

Total	68,424	11,990	11,474	6,549	5,170	4,389	28,852

        Purchase commitments have increased from R15,418 million in 2007 to R39,352 million in 2008 as a result of additional purchase contracts entered into by Sasol O&S during 2008 following the decision to retain and restructure the Sasol O&S business.

        In addition to the above obligations, on 1 October 2008, the European Union found that members of the European wax industry, including Sasol Wax GmbH, formed a cartel and violated antitrust laws. A fine of €318.2 million (approximately R3.7 billion) was imposed by the European Commission on Sasol Wax. The fine is payable within three months.

         Capital commitments.    Commitments are budgeted, approved and reported in accordance with our management policy for segmental reporting.

        The following table sets forth our authorised capital expenditure as of 30 June:

Capital expenditure	2008
(Rand in millions)
Authorised and contracted for	24,457
Authorised but not yet contracted for	17,722

Authorised capital expenditure	42,179
Less expenditure to date	(17,131)

Unspent capital commitments	25,048

        For more information regarding our planned capital expenditure see "4.A History and development of the company—Capital expenditure".

        It is estimated that the expenditure will be incurred as follows:

Contractual commitments	Total amount	Within 1 year	1 to 2 years	2 to 5 years	Over 5 years
	(Rand in millions)
Capital commitments	25,048	17,068	5,382	2,383	215

        The above amounts are as reported to our Board. They exclude capitalised interest but include business development costs and our group's share of capital expenditure of proportionately consolidated investees.

        We make use of forward exchange contracts and cross currency swaps to hedge all our major capital expenditure in foreign currency (i.e. contracts in South Africa contracted in a currency other than the rand) immediately upon commitment of expenditure or upon approval of the project. See "Item 11.—Quantitative and qualitative disclosure about market risk".

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

        We comply with the South African Companies Act and the JSE Listings Requirements, as well as the applicable US corporate governance requirements of the SEC, the New York Stock Exchange (NYSE) and US legislation such as the Sarbanes-Oxley Act. In addition we have compared our corporate governance practices to those required to be applied by domestic US companies listed on the NYSE and have confirmed to the NYSE that we comply in all significant respects with such NYSE corporate governance standards. We endorse the principles of the South African Code of Corporate Practices and Conduct (SA Code) as recommended in the King II report.

The board of directors

        Our Articles of Association provide that our Board consists of a maximum of sixteen directors of whom a maximum of five may be executive directors. During the financial year, our Board of Directors comprised fifteen directors, of which eleven were non-executive and four were executive directors. All the non-executive directors, with the exception of Messrs. Pieter Cox, Anshuman Jain, and Mrs. Hixonia Nyasulu, were considered to be independent in accordance with the SA Code and the rules of the NYSE. Mr. Sam Montsi resigned as non-executive director with effect from 1 August 2008.

        The offices of chairman and chief executive are separate and the office of the chairman is filled by a non-executive director. Mr. Pieter Cox has been our chairman since 1 January 2006 and Mr. Pat Davies our chief executive since 1 July 2005. On 8 September 2008, Sasol Limited announced that Mr. Pieter Cox will retire as the chairman of our Board after the annual general meeting on 28 November 2008. Mrs. Hixonia Nyasulu will replace Mr. Cox as the chairman on that date.

        Our Board currently comprises the following:

Name	Position	Age	Member since	Current term expires(1)
Pieter Vogel Cox	Non-executive chairman	65	January 1996	November 2008(2)
Lawrence Patrick Adrian Davies	Chief executive	57	August 1997	November 2008
Elisabeth le Roux Bradley	Independent non-executive director	69	February 1998	December 2008(3)
Brian Patrick Connellan	Independent non-executive director	68	November 1997	November 2008
Hendrik George Dijkgraaf	Independent non-executive director	61	October 2006	November 2009
Victoria Nolitha Fakude	Executive director	43	October 2005	November 2009
Mandla Sizwe Vulindlela Gantsho	Independent non-executive director	46	June 2003	November 2008
Anshuman Jain	Non-executive director	45	July 2003	November 2008
Imogen Nonhlanhla Mkhize	Independent non-executive director	45	January 2005	November 2009
Anthony Madimetja Mokaba	Executive director	47	May 2006	November 2008
Thembalihle Hixonia Nyasulu	Non-executive director	54	June 2006	November 2008
Kandimathie Christine Ramon	Executive director	41	May 2006	November 2008
Jürgen Erich Schrempp	Independent non-executive director	63	November 1997	November 2008
Thomas Alexander Wixley	Independent non-executive director	68	March 2007	November 2009

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

(2)
Mr. Cox has not made himself available for re-appointment after the annual general meeting.

(3)
Under our Articles of Association, directors should retire at the end of the year that they reach the age of 70 years, unless directors vote unanimously otherwise. Mrs Bradley has not made herself available for re-appointment after 2008.

        Pieter Cox has been our non-executive chairman since January 2006. He joined the group in 1971 and became a director in 1996. From 1997 to 2005, he served as chief executive of our group. In 1993, he was appointed managing director and chief executive of Polifin Limited. In May 1996, he became chief operating officer of Sasol Limited and served in this role prior to assuming the position of chief executive of Sasol. He received a Bachelor of Science Engineering (Metallurgy) degree in 1966 and a Bachelor of Science Engineering (Mining) degree in 1968 from the University of the Witwatersrand, South Africa. He attended the Executive Programme at Stanford Business School in the United States in 1990. He received honorary doctorates from the University of the Free State, South Africa and the University of St Andrews, Scotland in 2006. He will step down as director after the annual general meeting on 28 November 2008.

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

        Elisabeth Bradley has been our director since 1998. She is currently chairman of Toyota SA (Pty) Limited and Wesco Investments Limited. She is also a director of several other companies, including Standard Bank Group Limited and the Tongaat-Hulett Group Limited. She is deputy chairman of the South African Institute of International Affairs and chairman of the Centre for Development and Enterprise. She received her Bachelor of Science from the University of the Free State, South Africa in 1961 and a Master of Science from the University of London in 1964.

        Brian Connellan has been our director since 1997. From 1990 to 2000, he served as executive chairman of Nampak Limited and from 2000 to 2001 as non-executive chairman of Nampak. He was a director of Nampak until September 2005. He is also a director of several other companies, including ABSA Group Limited, Reunert Limited and Illovo Sugar Limited. He is past councillor of the South African Foundation, The Corporate Forum and The Institute of Directors and a contributor to both King Reports on Corporate Governance in South Africa. He received his Certificate in Theory of Accountancy from Witwatersrand University, South Africa in 1961 and became a chartered accountant in 1963.

        Henk Dijkgraaf became our director in 2006. He is the former chief executive officer of the Dutch natural gas companies, GasTerra, Gasunie and Nederlandse Aardolie Maatschappij (NAM) and held various positions in the Royal Dutch Shell group between 1972 and 2003 in the Netherlands, Malaysia, Gabon, Syria and the United Kingdom including the positions of president, Shell Nederland BV, director, Shell Exploration and Production and chief executive, Gas, Power and Coal. He is a member of the boards of Eneco Holding and of the Royal Tropical Institute KIT and deputy chairman of the Netherlands Institute for the Near East (NINO). He obtained a Master of Science (Mining Engineering) from Delft University in 1972 and attended the Senior Executive Programme at the Massachusetts Institute of Technology in the United States in 1987.

        Nolitha Fakude became our director in 2005. She is responsible for the world-wide Human Resources for the group as well as stakeholder relationships, corporate affairs and transformation. She is also a director of several other companies in the group. Before joining Sasol, she was a member of the group executive committee at Nedbank Group Limited. She was also a director of Harmony Gold

Mining Company Limited, BMF Investment Limited and Woolworths Holdings Limited. She holds Bachelor of Arts and Honours degrees in Psychology from the University of Fort Hare and attended the Senior Executive Programme at Harvard Business School in the United States in 1999.

        Mandla Gantsho has been our director since 2003. He is the Vice President Operations: Infrastructure, Private Sector & Regional Integration of the African Development Bank, prior to which he was chief executive officer and managing director of the Development Bank of Southern Africa. His current directorships include Group Five Limited and AfroCentric Investment Corporation Limited. He obtained a Bachelor of Commerce from the University of Transkei in 1983 and a Certificate in Accountancy Theory and a Bachelor of Commerce (Honours) in Financial Management from the University of Cape Town, South Africa in 1985 and 1986, respectively. He became a chartered accountant in 1987. He also obtained a Masters in Science from The George Washington University in 2002 and a Doctorate in Philosophy from the University of Pretoria, South Africa in 2006. He was appointed by the Board on the understanding with the South African government that he will represent the government's interests in our major shareholders, the Public Investment Corporation Limited and the Industrial Development Corporation Limited. On 30 November 2007, the South African government confirmed in writing that it no longer regards him as representative of their interests.

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

        Imogen Mkhize has been our director since 2005. She is a director of Murray & Roberts Holdings Limited, Illovo Sugar Limited, Mondi plc and Mondi Limited, Allan Gray Limited and Mobile Telephone Networks (Pty) Limited. She is also a member of the Financial Markets Advisory Board and the Harvard Business School Alumni Board. Previously, she was the executive chairman of the Zitek Group and the managing director of Lucent Technologies South Africa. In 2001, the World Economic Forum recognised her as a Global Leader for Tomorrow. She obtained a Bachelor in Science in Information Systems from Rhodes University in 1984 and a Masters in Business Administration from Harvard Business School in 1995.

        Benny Mokaba became our director in 2006. He is responsible for the South African energy cluster including Sasol Mining, Sasol Synfuels, Sasol Oil, Sasol Gas and Sasol Mafutha. He is also a director of several other companies in the group. Before joining Sasol, he was the executive chairman and regional vice president of Shell Southern Africa (Pty) Limited. He also worked for, among others, the Development Bank of Southern Africa. He was acting director general in the national department of welfare, headed Steinmüller Africa (Pty) Limited and was chairman of Siemens Southern Africa (Pty) Limited. He obtained a Bachelor of Arts (Honours) degree from Fort Hare University, South Africa in 1986 and a MSW from Boston College. He completed a PhD on a Fulbright Scholarship at Brandeis University in Waltham, Massachusetts in the United States in 1993. He completed the Advanced Executive Programme at the University of South Africa in 1997.

        Hixonia Nyasulu became our director in 2006. She is the executive chairman of Ayavuna Women's Investments (Pty) Limited. She indirectly owns 5.1% of the shares in Tshwarisano LFB Investment (Pty) Limited, which acquired 25% of our subsidiary, Sasol Oil (Pty) Limited, on 1 July 2006. Ms. Nyasulu is also a director of Tshwarisano and Sasol Oil. She is also a director of Barloworld Limited, the Tongaat-Hulett Group Limited, Unilever plc and Unilever NV and a member of the JP Morgan SA advisory board. She has a Bachelor of Arts in Social Work and a Bachelor of Arts (Honours) degree in Psychology. She also holds an Executive Leadership Development Programme certificate from the Arthur D Little Management Education Institute (Cambridge, Massachusetts) and

attended the International Programme for Board Members at the Institute of Management Development in Lausanne, Switzerland in 1997. On 8 September 2008, Sasol Limited announced that Mrs. Nyasulu will replace Mr. Cox as the chairman on 28 November 2008.

        Christine Ramon became our director in 2006. She is the chief financial officer and a director of several other companies in the group. Before joining Sasol, she was the chief executive officer of Johnnic Holdings Limited, prior to which she held several senior positions including acting chief operating officer and financial director. She started her career with Coopers & Lybrand and progressed to audit manager at their offices in South Africa and Italy. During this time she was, amongst other things, seconded to the Independent Electoral Commission as deputy finance director. She is also a non-executive director of Transnet Limited. In 2006, the World Economic Forum recognised her as a Young Global Leader. She obtained a Bachelor of Accounting Science and Honours degrees from the University of South Africa in 1988 and 1989, respectively and became a chartered accountant in 1990. She attended the Senior Executive Programme at Harvard Business School in the United States in 1999.

        Jürgen Schrempp has been our director since 1997. He is the former chairman of the board of management of Daimler AG and a director of Compagnie Financière Richemont SA, Iron Mineral Beneficiation Services (Pty) Limited, Jonah Capital (Pty) Limited, South African Airways and Mercedes-Benz South Africa (Pty) Limited. He is founding chairman of the Southern Africa Initiative of German Business (SAFRI), and a member of the South African President's International Investment Council. He is chairman emeritus of the Global Business Coalition on HIV/AIDS and honorary Consul-General in Germany of the Republic of South Africa. He has received numerous national and international awards, including the Order of Good Hope, South Africa's highest civilian award. He holds a Professorship of the Federal State of Baden-Württemberg, Germany and Honorary Doctorates from the University of Graz, Austria and the University of Stellenbosch, South Africa. On 8 September 2008, Sasol Limited announced that Professor Jürgen Schrempp was appointed senior lead independent director with effect from 28 November 2008.

        Tom Wixley became our director in 2007. He was the chairman of Ernst & Young (South Africa) from 1991 until his retirement in 2001. He joined Ernst & Young in 1960 and became a partner in 1970. He is a member of the Actuarial Governance Board of the Actuarial Society of South Africa and the chairman of the ad hoc Committee on Corporate Law Reform of the South African Institute of Chartered Accountants. He is deputy chairman of Anglo Platinum Limited, chairman of New Corpcapital Limited, and a director of African Life Assurance Company Limited, Clover Industries Limited and Avusa Limited, amongst others. He obtained a Bachelor of Commerce degree from the University of Cape Town in 1959 and qualified as a chartered accountant in 1963.

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

Senior management

        The following is a list of our senior executive officers, constituting the Group Executive Committee, whose current areas of responsibility we set out below:

Name	Position and areas of responsibility
Lawrence Patrick Adrian Davies	Chief executive.
Kandimathie Christine Ramon	Chief financial officer.
Johannes Albertus Botha	Group general manager, responsible for Sasol Olefins & Surfactants.
Abraham de Klerk	Group general manager, responsible for operations excellence, including health, safety and the environment, integration across business units and skills development.
Victoria Nolitha Fakude	Executive director responsible for group human resources, key stakeholder relationships and transformation.
Reiner Konrad Groh	Group general manager, responsible for Sasol's chemicals business.
Nereus Louis Joubert	Group general manager and Company Secretary, responsible for legal, procurement and supply chain, insurance, risk management and internal audit functions.
Anthony Madimetja Mokaba	Executive director responsible for the energy businesses in South Africa, including Sasol Mining, Sasol Synfuels, Sasol Oil, Sasol Gas and Sasol Mafutha.
Giullean Johann Strauss	Group general manager responsible for Sasol Petroleum International, Sasol Synfuels International and Sasol Chevron.
Jan Adrian van der Westhuizen	Group general manager responsible for Sasol Shared Services, group information management and the Functional Excellence initiative.
Rynhardt van Rooyen	Group general manager.

        Hannes Botha has been a group general manager since 2003. As from 1 July 2007, he became responsible for Sasol Olefins and Surfactants, prior to which he was responsible for Sasol Technology, Sasol's liquid fuel business, gas business and Sasol Synfuels. He joined Sasol in 1981 as a divisional manager and after acting as general manager responsible for manufacturing facilities and engineering activities of various plants, was promoted to managing director of Sasol Synfuels in 1993 and the managing director of Sasol Oil in 1998. He is a director of several companies in the group. He obtained his Bachelor of Science (Electrical Engineering) in 1970 from the University of Pretoria, South Africa and his Master of Business Leadership from the University of South Africa in 1980. Mr. Botha reached retirement age in January 2008 but has remained as a GEC member at the company's request. He will go on retirement in the 2009 financial year.

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

        Reiner Groh became the group general manager responsible for Sasol's global chemical business on 1 January 2007. He joined Sasol in 2001 as a result of the Condea acquisition where he had been Managing Director of Condea Chemie GmbH. In 2002 he became responsible for Sasol Solvents. He also serves on a number of boards in the Sasol group. He obtained a Doctorate in Chemistry from the University of Saarbrücken in Germany in 1979.

        Nereus Joubert has been our company secretary since joining Sasol in 1994 and a group general manager since 2003. Currently he is responsible for the group company secretarial, legal, procurement and supply chain, insurance, risk management and internal audit functions and serves on the boards of several of the companies of the Sasol group. He obtained a Bachelor of Law degree, a post-graduate Bachelor of Law degree and a Doctor of Law degree from Rand Afrikaans University, South Africa (now the University of Johannesburg) in 1978, 1980 and 1985, respectively, and attended the Advanced Management Programme at Harvard Business School in the United States in 2000. He also conducted post doctoral research at the University of Saarland, Germany as an Alexander Von Humboldt scholar during 1989 and 1993. Prior to joining the company, he was a professor of law and vice dean of the faculty of law of the Rand Afrikaans University, South Africa (now the University of Johannesburg).

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

        Jannie van der Westhuizen has been a group general manager since 2003. He is responsible for Sasol Shared Services, group information management and the Functional Excellence initiative. He joined Sasol Mining in April 1997 as managing director. He is a director of several companies in the group. He obtained his Bachelor of Science (Industrial Engineering) in 1972, a Master of Business Administration in 1975 and in 1979 a Post Graduate Diploma in Mining (cum laude) from the University of Pretoria, South Africa. He attended the Executive Management Programme in 1991 at the Pennsylvania State University, United States, as well as the Stanford Executive Programme in 2002 at Stanford University, United States.

        Rynhardt van Rooyen has been a group general manager since 2003. He is currently handing over his responsibilities and transferring his knowledge and skills to the company in anticipation of his retirement early in calendar year 2009. Until 2002, he was responsible for the group financial function and intimately involved in the establishment of Sasol II and III and many of Sasol's joint ventures. He joined Sasol in 1977 as a senior accounting officer. He is a director of several companies in the group. He obtained a Bachelor of Commerce from the University of the Orange Free State, South Africa in 1971 and a Bachelor of Computationis (with Honours) degree from the University of South Africa in 1975. He became a chartered accountant in 1976 and is registered with the South African Institute of Chartered Accountants. In 1986, he attended the Executive Management Programme and in 1994, the Strategic Purchasing Management Programme at the Pennsylvania State University in the United States.

        See above for biographies of our executive directors.

6.B    Compensation

         Compensation of senior management under the JSE Listings Requirements.    We are not required to, and do not otherwise, disclose compensation paid to individual senior managers.

Group remuneration philosophy and policy

        Recognising that the group operates in an international environment and that its performance depends on the quality of its people, the Sasol remuneration philosophy:

  •
  plays an integral part in supporting and achieving Sasol's defined strategic objectives;

  •
  is designed to motivate and reinforce individual and team performance;

  •
  embraces fair and defensible differentiation;

  •
  is applied equitably, fairly and consistently in relation to job responsibility, the employment market and personal performance; and

  •
  integrates financial and non-financial rewards and benefits.

        Sasol's remuneration policy was reviewed during 2008 to ensure that it remains appropriate for the needs of the group. The global remuneration policy, as adopted by the compensation committee, aspires to a holistic approach to remuneration, which is competitive and flexible, thereby enhancing the retention of employees. The key objectives of the global remuneration policy are to:

  •
  support the attainment of Sasol's defined strategic objectives;

  •
  attract, retain and motivate key and talented people;

  •
  ensure that Sasol offers competitive and flexible remuneration in the markets Sasol operates in;

  •
  encourage superior performance, rewarding individual, team and business performance; and

  •
  create a values-driven organisational culture by supporting Sasol's core values of customer focus, winning with people, excellence in all we do, continuous improvement, integrity and safety.

        Sasol's application of remuneration practices in all businesses and functions in South Africa and internationally:

  •
  aims to provide competitive market-related rewards in the specific labour markets in which Sasol's employees are employed;

  •
  determines the value proposition of the various positions within job families or functions;

  •
  ensures that performance management influences the remuneration components and incentives; and

  •
  applies good governance to remuneration practices within approved structures.

Policy on directors' fees and remuneration

        The directors are appointed to the Sasol Limited board based on their ability to contribute competencies and experience appropriate to achieving the group's objectives as an international business. The purpose of the policy in respect of directors' fees and remuneration is to ensure that executive directors and senior managers receive remuneration that is appropriate to their scope of responsibility and contribution to the group's operating and financial performance, taking into account industry norms and external market and country benchmarks.

        In applying the remuneration principles adopted, the compensation committee aims to encourage long-term performance and the continuous alignment of such performance with the strategic direction and specific value drivers of the business.

Executive directors

        At present, the remuneration of executive directors of Sasol Limited consists of two components: a fixed component and a variable component comprising an annual executive performance incentive and long-term incentives in terms of the Sasol Share Incentive Scheme and/or the Sasol Share Appreciation Rights Scheme. Both fixed and variable components are designed to ensure that a substantial portion of the remuneration package is linked to the achievement of the company's strategic objectives and improved group business performance thereby aligning incentives awarded to improving shareholder value. The Share Appreciation Rights Scheme was implemented with effect from March 2007 and will fully replace the Sasol Share Incentive Scheme in time.

        A portion of the approved cash salary and the annual performance incentive elements of the executive directors' remuneration are determined and paid in terms of separate employment agreements concluded between Sasol Holdings (Netherlands) BV and the respective executive directors for services rendered outside South Africa. The remuneration paid by Sasol Holdings (Netherlands) BV is calculated with reference to the time spent by these directors on services rendered offshore for Sasol Holdings (Netherlands) BV.

Fixed remuneration

        Following established practice, the fixed packages of the executive directors are reviewed annually in October. Adjustments to the fixed packages are determined with reference to the scope and nature of an individual's role and his or her performance and experience. The fixed packages are also compared with the upper-quartile pay levels of other South African companies of comparable size and complexity, to ensure market competitiveness and performance excellence. The review also takes into account any change in the scope of the role performed by the individual, changes required to meet the principles of the remuneration policy and market competitiveness.

        In addition to a basic cash salary, executive directors receive benefits that include membership of the group's medical health care scheme, vehicle benefits, vehicle insurance and security services.

        Retirement and risk benefits, including life cover and death-in-service benefits are provided to executive directors subject to the rules of the Sasol Pension Fund. During the year, contributions calculated as a percentage of the pensionable income are paid to contributory retirement schemes established and/or approved by the group and subject to the rules of the pension fund. The rate of contribution for each executive director is calculated on the basis of the assumption that executive directors will retire at the age of 60 years.

Annual performance incentive

        In addition to salary and benefits, each executive director participates in an executive performance incentive scheme determined annually by the compensation committee. This incentive scheme is designed to reward and motivate the achievement of agreed group financial, business unit financial (where applicable), business unit strategic and performance objectives linked to the key performance areas of their respective management portfolios.

        The approved principles of the executive performance incentive scheme for the year 1 July 2007 to 30 June 2008 comprise group, business and strategic performance criteria and metrics. Group performance is based on attributable earnings per share growth in excess of inflation. Improved group business results determine 60% of the executive directors' incentive bonuses and 70% of the incentive bonus of the chief executive. The balance of the incentive bonuses are determined by the extent to which key strategic business and other objectives are achieved. In total, the chief executive may earn an annual incentive bonus of up to 100% of fixed remuneration, and the executive directors up to 70%.

        The performance criteria and metrics of the various Sasol businesses vary depending on business-specific strategic value drivers and key objectives as approved by the relevant subsidiary or divisional boards. Financial targets relate mainly to operating profit improvements and fixed cash cost savings. Focused value drivers derived from group business objectives include targets agreed for safety (in all businesses) and employment equity (for businesses based in South Africa) to ensure continued focus on these important business objectives.

        At its meeting of 7 September 2007, the compensation committee considered an overall assessment of the performance of the executives participating in the incentive plan against the agreed group financial targets and the levels of achievement against their strategic and other key performance objectives within their respective areas of accountability. The annual incentives for the 2007 financial year were subsequently approved by the board at its meeting of 7 September 2007.

        For details of the shares held by our directors named in Item 6.A see "Item 6.E—Share ownership".

        The following tables summarise the compensation received by our executive and non-executive directors in 2008.

Compensation

        The executive directors' remuneration for the year was as follows:

Executive Directors	Salary	Annual incentives(1)	Retirement funding	Other benefits	Total 2008	Total 2007
	R'000	R'000	R'000	R'000	R'000	R'000 R'000
Pat Davies	5,758	6,314	1,060	497	13,629	12,084
Nolitha Fakude	2,925	2,309	589	448	6,271	4,758
Benny Mokaba	3,386	2,545	681	631	7,243	3,958
Trevor Munday(2)	—	4,360	—	16,165	20,525	9,760
Christine Ramon	2,948	2,239	593	352	6,132	3,547
Pieter Cox(3)	n/a	n/a	n/a	n/a	n/a	1,038

Total	15,017	17,767	2,923	18,093	53,800	35,145

(1)
Incentives awarded, based on the group results for the 2007 financial year.

(2)
Mr. Munday retired as en employee with effect from 1 July 2007.

(3)
Annual incentive paid to Mr. Cox as executive director for the period 1 July 2005 to 30 September 2005 and calculated as a percentage of fixed remuneration as at 30 September 2005.

        Benefits disclosed in the table above as "other benefits" include:

Executive directors	Vehicle benefits	Medical benefits	Vehicle insurance fringe benefits	Security benefits	Exchange rate fluctuation(1)	Other		Total other benefits 2008	Total other benefits 2007
	R'000	R'000	R'000	R'000	R'000	R'000		R'000	R'000
Pat Davies	382	24	3	13	75	—		497	504
Nolitha Fakude	298	30	3	104	13	—		448	387
Benny Mokaba	298	27	2	298	5	1		631	349
Trevor Munday	—	—	—	27	—	16,138	(2)	16,165	807
Christine Ramon	298	29	3	9	13	—		352	344
Pieter Cox	n/a	n/a	n/a	n/a	n/a	—		n/a	n/a

Total	1,276	110	11	451	106	16,139		18,093	2,391

(1)
Rand equivalent of exchange rate fluctuations on cash salary and incentives of offshore components.

(2)
Payments made to Mr. Munday include a payment of R16 million in respect of a restraint of trade which became effective after his retirement on 1 July 2007 and proceeds of a retirement policy payable on retirement (R138,000).

        The group executive committee's remuneration (excluding the executive directors disclosed separately above who are members of the group executive committee) for the year was as follows:

Group executive committee	Salary(2)	Annual incentive(1),(2)	Retirement funding	Other benefits(2)	Total 2008	Total 2007
	R'000	R'000	R'000	R'000	R'000	R'000
Total	28,333	11,715	3,408	11,031	54,487	35,200
Number of members(3)					7	8

(1)
Refers to incentives awarded, based on the company results for the 2007 financial year.

(2)
Other benefits include vehicle benefits, medical benefits, vehicle insurance fringe benefits and exchange rate fluctuations.

(3)
One member resigned as a group executive committee member with effect from 1 March 2008.

        Non-executive directors' remuneration for the year was as follows:

Non-executive directors	Board meeting fees(4)		Committee fees(4)	Share incentive trustee fees	Total 2008	Total 2007
	R'000		R'000	R'000	R'000	R'000
Elisabeth Bradley	322		368	57	747	581
Warren Clewlow(1)	—		—	—	—	319
Brian Connellan	322		523	86	931	809
Pieter Cox (Chairman)	3,233	(2)	517		3,750	3,658
Henk Dijkgraaf(3)	828		232	—	1,060	495
Mandla Gantsho	322		168	—	490	423
Anshuman Jain(3)	747		—	—	747	676
Imogen Mkhize	322		88	—	410	373
Sam Montsi	322		365	57	744	676
Hixonia Nyasulu	322		100	—	422	351
Jürgen Schrempp(3)	742		155	—	897	821
Tom Wixley	322		191	—	513	141

Total	7,804		2,707	200	10,711	9,323

(1)
Retired as a non-executive director of Sasol Limited with effect from 1 January 2007.

(2)
Includes R2,661,000 paid by subsidiaries.

(3)
Board meeting fees paid in US dollars. Rand equivalent of US$99,000 at actual exchange rates.

(4)
Includes fees for ad hoc meetings attended during the year.

Long-term incentive plans applicable to executive directors and senior management

        For details on our long-term incentive plans applicable to executive directors named in Item 6.A see "Item 6.E—Share ownership".

Directors' service contracts

        There are no fixed-term service contracts for executive and non-executive directors. Executive directors have standard employee service agreements with notice periods of up to 12 months.

        An executive director is required to retire from executive management and the Board at the age of 60, unless requested by the Board to extend his or her term. A non-executive director is required to retire from the Board at the end of the calendar year in which the director turns 70, unless the Board, subject to the articles of association and by unanimous resolution on a year-to-year basis, extends the director's term of office until the year in which he or she turns 73.

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

        A director who was appointed for the first time at an annual general meeting or by the Board after 27 October 1997 shall retire five years after the date of his initial appointment or re-appointment. Directors who have retired in this manner are eligible for automatic re-election by the shareholders if they were re-appointed after retirement by either the Board or the shareholders.

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

        The non-executive directors are chosen for their experience, business skills and acumen and bring independent, experienced judgement to bear on issues of strategy, performance and resources, including key appointments, standards of conduct, protection of stakeholders' interests and the setting of company policy. Considerations of gender and racial diversity, as well as diversity in respect of business, geographic and academic backgrounds, are taken into account when appointments to the Board are considered.

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

The Compensation Committee

        The Compensation Committee was established in 1989 and currently comprises four members, three of whom are independent non-executive directors, including the chairman. The members are Henk Dijkgraaf (chairman), Elisabeth Bradley, Brian Connellan and Pieter Cox. Mr. Sam Montsi resigned as a member on 15 June 2008. In line with the recommendations of the South African Code on Corporate Governance (King II), the chief executive attends the meetings of the committee, but is requested to leave the meeting before decisions are made.

        The Compensation Committee meets at least twice a year to discuss and determine the group's remuneration policy and strategy and is empowered to obtain such external or other independent professional advice as it considers necessary to carry out its duties.

        The mandate of the Compensation Committee is to:

  •
  provide guidance on the evaluation of the performance of executive directors;

  •
  review and recommend to the board the remuneration of executive directors;

  •
  review and approve proposals for general salary and wage adjustments in the group;

  •
  approve principles on which short-term incentives for all staff are based;

  •
  approve the formulae on which all grants pursuant to the Sasol group's long-term incentive schemes to staff are based; and

  •
  approve the overall cost of remuneration increases awarded to staff.

        Refer to Item 6.B—Compensation for information on our group remuneration philosophy and policy.

The Nomination and Governance Committee

        The Nomination and Governance Committee was formed during 2002 and is currently comprised of five directors, three of whom are independent non-executive directors. The members of this committee are Pieter Cox, Elisabeth Bradley, Hixonia Nyasulu, Jürgen Schrempp and Tom Wixley. In line with the requirements of the SA Code, Mr. Pieter Cox, the current chairman of the Board, is also the chairman of the Nomination and Governance Committee. Mr. Wixley was appointed with effect from 15 June 2008 in the place of Mr. Sam Montsi who stepped down on that date and resigned as a director with effect from 1 August 2008. The Nomination and Governance Committee meets at least twice a year.

        The functions of the Nomination and Governance Committee include reviewing and making recommendations to the Board on the general corporate governance framework of the group, the composition and performance of the Board, its committees, individual directors and committee members, candidates to fill board and committee vacancies as and when they arise, legal compliance and the company's ethics policy and programmes.

The Audit Committee

        The Audit Committee was established in 1988 and is an important element of the Board's system of monitoring and control. The Audit Committee meets at least three times a year. All the members of the Audit Committee are independent non-executive directors, financially literate and have extensive audit committee experience. Current members of the Audit Committee are Brian Connellan (chairman), Elisabeth Bradley, Tom Wixley and Mandla Gantsho. Dr. Mandla Gantsho was appointed with effect from 4 July 2008. Mr. Brian Connellan has been determined by the Board as the Audit Committee financial expert within the meaning of the Sarbanes-Oxley Act.

        The Audit Committee has been established primarily to assist the board in overseeing:

  •
  the quality and integrity of the company's financial statements (including group financial statements) and public disclosures in respect thereof;

  •
  the qualification and independence of the external auditors for Sasol and all group companies;

  •
  the scope and effectiveness of the external audit function for Sasol and all group companies;

  •
  the effectiveness of the group's internal controls and internal audit function; and

  •
  compliance with legal and regulatory requirements to the extent that it might have an impact on financial statements.

        In addition to the responsibilities above, the Sasol Limited Board has appointed the Audit Committee to perform on behalf of all South African subsidiaries of Sasol, the functions listed in section 270A(1) of the South African Companies Act.

        In addition, all major Sasol subsidiaries and divisions have governance committees which provide assurance to the Sasol Limited Audit Committee and assist the respective subsidiary and divisional boards by examining and reviewing the subsidiary or division's annual financial statements prior to submission and approval by the relevant boards and monitoring the effective functioning of the subsidiary or division's internal and disclosure controls.

        The Board has delegated extensive powers in accordance with the South African Companies Act, King II and US corporate governance requirements to the Audit Committee to perform the above functions. In line with these requirements, the Audit Committee has, among other things, determined which categories of non-audit services provided by the external auditors should be pre-approved by the Audit Committee.

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

The Risk and Safety, Health and Environment (SHE) Committee

        The Risk and SHE Committee was formed during 2002. It is comprised of four executive and three non-executive directors. They are Henk Dijkgraaf (chairman), Brian Connellan, Pieter Cox, Pat Davies, Nolitha Fakude, Imogen Mkhize, Benny Mokaba and Christine Ramon, Mr. Henk Dijkgraaf replaced Mr. Sam Montsi as chairman with effect from 15 June 2008. The committee meets at least twice a year. The functions of the committee include reviewing and assessing the integrity of our risk management process including effective management of risk policies and strategies in respect of safety, health and environmental matters.

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

The Group Business Committee (GBC)

        During the year, the GEC's functioning was supported by the group business committee. The group business committee consists of the managing directors of Sasol's most significant businesses and representatives from enterprise functions. The focus of the committee is on common tactical and operational matters pertaining to Sasol's businesses as well as selected governance and policy issues.

The committee's main functions include alignment of Sasol's businesses with the group mission, vision, strategies, targets and policies and consideration of material business, strategic, financial and functional issues. The committee meets once a month and the chairman of the committee reports to the GEC. The term of office of the chairman is one year.

        The role of the GBC is currently under review.

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

        Our workforce composition at 30 June is presented below:

Region	2008	2007	2006
South Africa	27,899	26,417	25,728
Europe	3,707	3,696	4,003
North America	791	811	855
Other	1,531	936	874

Total	33,928	31,860	31,460

	2008	2007	2006
Employees by segment
South African energy cluster
Mining	7,329	6,904	7,084
Gas	218	217	194
Synfuels	4,791	4,586	6,135
Oil	2,187	2,047	1,719
International energy cluster
Synfuels International	458	629	364
Petroleum International	272	226	184
Chemicals cluster
Polymers	2,178	1,815	2,393
Solvents	1,839	1,754	1,781
Olefins & Surfactants	3,143	3,279	3,527
Other chemicals	5,682	5,394	5,446
Other business	5,831	5,009	2,633

Total	33,928	31,860	31,460

        Our vision to become a respected global enterprise and our rapid growth over the last decade necessitates the application of accelerated development programmes for our employees. In South

Africa we invested more than R345 million in employee training and development. This investment includes in-house technical training, and self-learning centres. An additional R54 million was invested in 626 undergraduate and 94 postgraduate bursaries, with emphasis on developing scientific, engineering and technological skills.

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

        We have also provided training to 226 Nigerians for our Escravos GTL plant. This training commenced in August 2005 and 94 people have already completed the training and were relocated to the Escravos GTL plant. The remaining trainees are expected to complete the training by end of the 2009 calendar year.

Promoting workplace equity and diversity

        We continued to increase the percentage of employees drawn from historically disadvantaged groups. People from designated groups—Africans, Coloureds, Indians, and women—comprise 69% of our South African workforce, as compared with 67% in 2007. At year end, people from designated groups held 51% of Sasol managerial, professional and supervisory posts. This is an improvement on the 47% reported on last year, and the 43% in 2006.

        All our South African businesses maintain employment equity forums to ensure we stay focused on achieving targets. We endeavour to nurture workplaces that are open, transparent and free from all forms of discrimination. We also promote employee equity and diversity in all the countries in which we operate in harmony with global best practices.

Encouraging positive labour relations

        We enjoy constructive relationships with representative trade unions throughout the group. About 51% of our employees in South Africa belong to unions. We experienced industrial action at only one operation, at Secunda, which led to 900 lost employee days over three working days.

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

HIV/AIDS challenge in our South African operations

        Recognising the significant challenge of managing South Africa's HIV/AIDS pandemic, we launched the Sasol HIV/AIDS Response Programme (SHARP) in September 2002. This initiative—which involved input from business, trade union, community representatives and independent experts—

is an integrated approach focused on reducing the rate of infection throughout the group, and extending the quality of life of infected employees through the provision of managed healthcare. In developing SHARP, an intensive group-wide risk assessment was undertaken to understand the impact of HIV/AIDS on our operations and communities.

        The programme is tailored for the culture and needs of every business unit. Each Sasol business site has a dedicated SHARP task team responsible for implementing and sustaining a site-specific response team.

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

        A principal focus of SHARP is the provision of VCT, an essential first step in facilitating appropriate access to healthcare options and a critical component of promoting behavioural change. As a result of our collaborative approach, we have had one of the highest uptakes for VCT in South Africa. Voluntary counselling and testing has been integrated in to the occupational health centres and are offered as part of wellness programmes within the business units.

        An important focus over the last year has been on providing comprehensive workplace education and training programs in our South African businesses. In the year ahead we will be extending our activities to cover our service providers and our franchise network of fuel retailers. Through this initiative we have already provided training and awareness programs, as well as a referral network for VCT and health care services, to 300 franchisees and 5,000 forecourt employees. We are also working with the provincial and local government as well as non governmental organisation (NGO) to identify opportunities to improve the level of services within the community.

        Through our corporate social investment department we have partnered with numerous community-based organisations to increase awareness and improve access to care in the communities in which we operate.

Occupational health and safety

        Three fatalities occurred in the workplace in 2008. This compares with four fatalities in both our 2007 and 2006 financial years. Our goal remains zero fatalities. Our fatal accident rate (calculated as the number of employees and service providers per 100 million working hours) was 1.79 compared with 2.60 in 2007.

        Important safety initiatives were undertaken as part of our comprehensive change management programme aimed at ensuring safety remains a core value and our first priority. The effectiveness of our safety improvement plan was demonstrated by the improvement in our safety record. By 30 June 2008, we achieved a recordable case rate (RCR) of 0.50. This compares with 0.75 in 2007 and 0.93 in 2006. Progress to date and targets are being reviewed by way of defining a safety roadmap to guide us towards meeting our revised long-term RCR target of 0.3 by June 2013.

6.E    Share ownership

Shareholdings of directors and officers

        The aggregate beneficial shareholding at 30 September 2008 of the directors of the company and the group executive committee named under "Item 6.B—Compensation" and their associates (none of which have a holding greater than 1%) in the issued ordinary share capital of the company are detailed below.

	2008				2007
Beneficial shareholdings	Number of shares(1)		Number of share options(2)	Total beneficial shareholding	Number of shares(1)	Number of share options(2)	Total beneficial shareholding
Executive directors
Pat Davies	86,912		264,200	351,112	41,906	260,700	302,606
Nolitha Fakude	1,500		600	2,100
Christine Ramon	54,474		—	54,474	—	—	—
Non-executive directors
Elisabeth Bradley	97,494	(4)	—	97,494	298,000	—	298,000
Brian Connellan	10,500		—	10,500	10,500	—	10,500
Pieter Cox(3)	281,409		116,700	398,109	261,409	176,700	438,109
Imogen Mkhize	19,539		—	19,539	—	—	—
Hixonia Nyasulu	1,450		—	1,450	—	—	—
Tom Wixley	1,300		—	1,300	1,300	n/a	1,300

Total	554,578		381,500	936,078	613,115	437,400	1,050,515

(1)
Includes units held in the Sasol Share Savings Trust.

(2)
Including share options which have vested or which vest within sixty days of 30 June 2008.

(3)
The share options implemented were granted to Mr. Cox when he was an executive director.

(4)
Mrs. Bradley's share ownership was restated to include only those shares in respect of which she or her associates have beneficial ownership.

        Beneficial shareholding for 2008 disclosed in the table above includes shares allotted to the following black directors and their associates following the implementation of the Sasol Inzalo share transaction on 8 September 2008:

	Number of Sasol BEE ordinary shares	Number of Sasol Inzalo ordinary shares
Executive directors
Christine Ramon	—	40,474
Non-executive directors
Imogen Mkhize	313	18,626
Hixonia Nyasulu	—	1,450

Total	313	60,550

        The Sasol BEE ordinary shares rank pari passu with Sasol ordinary shares in all respects except that they are not listed and cannot be traded for the first two years and will have limited trading rights for a period of eight years thereafter. Sasol Inzalo Public Limited (Sasol Inzalo) indirectly held 2.3% of the issued capital of Sasol on 8 September 2008 in the form of unlisted Sasol preferred ordinary shares.

The Sasol Inzalo ordinary shares cannot be traded for the first three years and will have limited trading rights for a period of seven years thereafter.

Share ownership of senior managers under the JSE Listings Requirements

	2008			2007
Beneficial shareholdings	Number of shares(1)	Number of share options(2)	Total beneficial shareholding	Number of shares(1)	Number of share options	Total beneficial shareholding
Group executive committee(3)	126,974	180,600	307,574	78,095	195,400	273,495

(1)
Includes units held in the Sasol Share Savings Trust.

(2)
Including share options which have vested or which vest within 60 days of 30 June 2008.

(3)
Excluding the executive directors disclosed separately in the table above.

        We are not required to, and do not otherwise, disclose share ownership of individual senior managers in the share capital of the company.

Long-term incentive plans applicable to executive directors and senior management

        Senior management, including executive directors, participate in the Sasol Share Incentive Scheme, which has been replaced by the Share Appreciation Rights Scheme (SAR scheme) with effect from 1 March 2007. Although no new share option grants will be made in terms of the Sasol Share Incentive Scheme, existing unimplemented share options are unaffected by the introduction of the SAR scheme. These schemes are designed to recognise the contributions of senior staff to the value added to the group's financial position and performance and to retain key employees. Within the limits imposed by the company's shareholders, the board and the JSE, share appreciation rights are, subject to certain performance criteria, granted to executive directors and senior staff in proportion to their contribution to the business and the group's performance. The award of share appreciation rights also depends on pre-determined factors and performance criteria.

        The purpose of the SAR scheme is to provide qualifying employees the opportunity to receive long-term incentive remuneration payments based on the increase in value of Sasol shares over certain prescribed periods of time. The SAR scheme does not entitle participants to any rights to Sasol shares. In terms of the scheme, participants are awarded conditional rights to claim a future cash amount calculated with reference to the increase in the market value on the JSE of a Sasol ordinary share between the date of the grant of the right and the exercise of the right.

        Options (in terms of the Share Incentive Scheme) or share appreciation rights (in terms of the SAR scheme) vest as follows:

  •
  two years—first third

  •
  four years—second third

  •
  six years—final third

        Options and share appreciation rights are exercisable up to a maximum of nine years from the date of allocation.

        On retirement at normal retirement age the share options or share appreciation rights vest immediately and can be exercised before the expiry of the nine year period referred to above. On resignation, share options or rights which have not yet vested will lapse unless decided otherwise by the Sasol Limited board or the appropriate delegated authority (trustees of the Sasol Share Incentive

Scheme or SAR scheme committee). Share options or rights which have vested may be taken up before the last day of service.

        The trustees of the Sasol Share Trust granted share options in terms of the Sasol Share Incentive Scheme up to 28 February 2007. Thereafter, from 1 March 2007, share appreciation rights in terms of the SAR scheme were granted by the scheme committee of the SAR scheme in the following circumstances:

  •
  upon promotion of an employee to the qualifying level for share appreciation rights; and

  •
  upon appointment to the group on the qualifying level subject to satisfactory performance over a period of six months following the appointment.

        In addition, the scheme committee has the power to approve the award of annual supplementary share appreciation rights to existing participants of the scheme. The formulae in terms of which such awards are made are approved by the scheme committee. The scheme committee consists of the members of the compensation committee.

        In terms of the current formulae the number of shares on which share appreciation right incentive payments are calculated, is based on the following:

  •
  for promotions and new appointments the number of shares is determined by a multiple of the total annual cash salary of a participant divided by the moving average share price over 24 months, prior to the grant of the share appreciation right; and

  •
  for supplementary share appreciation rights, the number of shares is determined, amongst others, by an individual performance rating factor and the extent to which the company's profit growth targets have been met. An individual participant's performance is based on an assessment of the participants' annually agreed performance targets. The company performance factor is determined when the company's profit growth exceeds the current level of inflation, thereby ensuring that executives are rewarded for achieving real growth in earnings as compared to the consumer price index.

        Share option and share appreciation right grants made during the year under review were based on the approved formula of a ten times multiple of annual total cash remuneration for the chief executive subject to the application of both the individual and company performance factors. The executive directors appointed during the 2007 financial year were granted share options on the approved formula of seven times annual total cash remuneration.

        On 16 May 2008, Sasol shareholders approved the Sasol Inzalo black economic empowerment (BEE) transaction. As part of this transaction, senior black management, including black executive directors and members of the group executive committee, participate in the Sasol Inzalo Management Scheme and were awarded rights to Sasol ordinary shares. The rights, which entitle the employees from the inception of the scheme to receive ordinary shares at the end of the ten years, being the tenure of the transaction, subject to Sasol's right to repurchase some of the shares issued to the Sasol Inzalo Management Trust (Management Trust) in accordance with a pre-determined repurchase formula. The formula takes into account the underlying value of the shares on 18 March 2008, the dividends not received by the Management Trust as a result of the pre-conditions attached to those shares and the price of Sasol ordinary shares at the end of the ten years.

        The rights also entitle the holder thereof, from inception of the scheme, to receive, in proportion to their respective rights, ordinary dividends received by the Management Trust on the Sasol ordinary shares during the ten year period. The Management Trust subscribed for the ordinary shares on the pre-condition that it would receive only 50% of the ordinary dividends paid on the Sasol ordinary shares.

        On retirement at normal retirement age, early retirement, dismissal due to operational requirements or on leaving the employ of Sasol due to ill health during the tenure of the Sasol Inzalo transaction, the black managers will retain their entire allocation of rights until the end of the ten year period, subject to Sasol's repurchase right referred to above. The nominated beneficiaries or heirs of those black managers, who die at any time during the transaction period, will succeed to their entire allocation of rights. On resignation within the first three years of having been granted these rights, all rights will be forfeited. On resignation after three years or more from being granted the rights, the black managers will forfeit 10% of their rights for each full year or part thereof remaining from the date of resignation until the end of the transaction period. Black managers who leave the employ of Sasol during the ten year period by reason of dismissal, for reasons other than operational requirements, will forfeit their rights to Sasol ordinary shares.

        Following the introduction of the Share Appreciation Rights Scheme in 2007, no further options have been granted in terms of the Sasol Share Incentive Scheme.

        The share options implemented during 2008 are indicated in the following table:

Share options implemented during 2008—directors

	Balance at beginning of year	Granted(2)	Average offer price per share(2)	Grant date(2)	Share options implemented	Effect of resignations	Balance at end of year
	(number)	(number)	(Rand)		(number)	(number)	(number)
Executive directors
Pat Davies	649,900	—	—	—	13,600	—	636,300
Nolitha Fakude	121,900	—	—	—	40,000	—	81,900
Benny Mokaba	94,000	—	—	—	—	—	94,000
Christine Ramon	81,700	—	—	—	—	—	81,700
Non-executive directors
Pieter Cox(1)	176,700	—	—	—	60,000	—	116,700

Total share options	1,124,200	—			113,600	—	1,010,600

(1)
The share options were granted to Mr. Cox when he was still an executive director.

(2)
No share options were granted during the period under review as a result of the replacement of the Sasol Share Incentive Scheme with the Share Appreciation Rights Scheme with effect from 1 March 2007.

        The share appreciation rights granted to our executive directors through our Share Appreciation Rights Scheme are indicated in the following table:

Share appreciation rights granted during 2008—directors

	Balance at beginning of year	Granted	Average offer price per share	Grant date	Share options implemented	Effect of resignations	Balance at end of year
	(number)	(number)	(Rand)		(number)	(number)	(number)
Executive directors
Pat Davies	—	55,200	294.50	12 Sep 2007	—	—	55,200
Nolitha Fakude	—	17,100	294.50	12 Sep 2007	—	—	17,100

Total share appreciation rights	—	72,300			—	—	72,300

        The number of Sasol Inzalo Management Scheme share rights granted to our executive directors in terms of our Sasol Inzalo share transaction is indicated in the following table:

Sasol Inzalo Management Scheme share rights granted during 2008—directors

	Balance at beginning of year	Share rights granted	Value of underlying share(1)	Grant date	Effect of resignations	Balance at end of year
	(number)	(number)	(Rand)		(number)	(number)
Executive directors
Nolitha Fakude	—	25,000	366.00	3 June 2008	—	25,000
Benny Mokaba	—	25,000	366.00	3 June 2008	—	25,000
Christine Ramon		25,000	366.00	3 June 2008	—	25,000

Total Sasol Inzalo Management Scheme share rights	—	75,000			—	75,000

(1)
The value of the underlying share of R366.00 is the 60 day volume weighted average price of Sasol ordinary shares to 18 March 2008. The shares were issued to the Sasol Inzalo Management Trust at R0.01 per share.

Share options implemented and share appreciation rights granted during 2008—
group executive committee

	Balance at beginning of year	Effect of change in composition of GEC	Granted	Average offer price per share	Grant date	Share options implemented	Balance at end of year
	(number)		(number)	(Rand)		(Rand)	(number)
Share options(1) & (2)	695,300	—	—	—	—	135,700	559,600

Share appreciation rights	58,400	(25,500)	124,100	294.50	12 Sept 2007	—	157,000

(1)
Excluding the executive directors disclosed separately in the table above.

(2)
Includes share options issued to individuals during the year before they became members of the group executive committee.

Share options implemented—directors

        This table presents information regarding share options implemented during the period 1 July 2007 through 30 June 2008.

						Gain on implementation of share options
				Average offer price per share
	Implementation dates		share options implemented		Market price per share
						2008	2007
			(number)	(Rand)		R'000	R'000
Executive directors
Pat Davies	17 April 2008		13,600	42.30	439.00	5,395	8,762
Nolitha Fakude						6,258	—
	25 October 2007		30,000	219.50	331.60	3,363	—
	22 May 2008		10,000	219.50	509.01	2,895	—
Trevor Munday	—		—	—	—	—	22,922
Non-executive directors
Pieter Cox(1)	17 April 2008	(2)	60,000	111.20	449.48	20,297	3,601

Total			113,600			31,950	35,285

(1)
The share options implemented were granted to Mr. P V Cox when he was an executive director.

(2)
The shares were retained by the director after implementation of the share options. The gain on the implementation of these shares options was determined using the closing share price on the date of implementation. These holdings have been disclosed in the beneficial shareholding table.

Share options implemented—group executive committee

        This table presents information regarding share options implemented during the period 1 July 2007 through 30 June 2008.

		Gain on implementation of share options
	share options implemented
		2008	2007
	(number)	R'000	R'000
Group executive committee(1) & (2)	135,700	38,406	38,416

(1)
Excluding the executive directors disclosed separately in the table above.

(2)
Included in the total share options implemented are the gains on the implementation of 15,700 share options on which the shares were retained by members. A gain of R4,144,735 on the implementation of these share options was determined using the closing share price on the date of implementation.

        Share options outstanding at the end of the year vest during the following periods:

	Already vested	Within 1 year	1 to 2 years	2 to 5 years	More than 5 years	Total
	(numbers)
Executive directors
Pat Davies	277,800	42,600	141,100	174,800	—	636,300
Nolitha Fakude	600	—	40,600	40,700	—	81,900
Benny Mokaba	—	31,300	—	62,700	—	94,000
Christine Ramon	—	27,200	—	54,500	—	81,700
Non-executive directors
Pieter Cox(1)	116,700	—	—	—	—	116,700

Total	395,100	101,100	181,700	332,700		1,010,600

(1)
The share options were granted to Mr. P V Cox when he was an executive director.

        Share appreciation rights outstanding at the end of the year vest during the following periods:

	Already vested	Within 1 year	1 to 2 years	2 to 5 years	More than 5 years	Total
	(numbers)
Executive directors
Pat Davies	—	—	18,400	18,400	18,400	55,200
Nolitha Fakude	—	—	5,700	5,700	5,700	17,100

Total			24,100	24,100	24,100	72,300

        Share options and share appreciation rights outstanding at the end of the year vest during the following periods:

	Already vested	Within 1 year	1 to 2 years	2 to 5 years	More than 5 years	Total
	(numbers)
Group executive committee(1)
Share options	188,600	99,000	103,900	168,100	—	559,600

Share appreciation rights	—	19,500	41,400	67,500	28,600	157,000

(1)
Excluding the executive directors disclosed separately in the table above.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A    Major shareholders

        Refer to Item 18 for the authorised and issued share capital of Sasol Limited.

        The listed ordinary share capital of 667,894,516 ordinary shares as at 30 September 2008 included the following shares issued pursuant to the implementation of our Sasol Inzalo black economic empowerment (BEE) transaction on 3 June 2008:

  •
  23,339,310 ordinary shares of no par value issued to The Sasol Inzalo Employee Trust;

  •
  1,892,376 ordinary shares of no par value issued to The Sasol Inzalo Management Trust; and

  •
  9,461,882 ordinary shares of no par value issued to The Sasol Inzalo Foundation.

        On 27 June 2008, 9,461,882 Sasol preferred ordinary shares of no par value were issued to Sasol Inzalo Groups Funding (Pty) Limited. These shares are unlisted and carry a cumulative preferred dividend right, where a dividend has been declared for a period of ten years from the date of issue. Except for the aforementioned, the Sasol preferred ordinary shares rank pari passu with the ordinary shares and differ only in the fact that they are not listed and trading in these shares are restricted.

        On 8 September 2008, a further 16,085,199 Sasol preferred ordinary shares of no par value were issued to Sasol Inzalo Public Funding (Pty) Limited. On the same date, a total of 2,838,565 Sasol BEE ordinary shares of no par value were issued to members of the South African Black public and The Sasol Inzalo Public Facilitation Trust. The Sasol BEE ordinary shares issued to The Public Facilitation Trust will be transferred to members of the public in due course. The Sasol BEE ordinary shares rank pari passu with the ordinary shares and differ only in the fact that they are not listed and trading will be restricted for ten years from date of issue.

        Also included in the issued share capital of Sasol Limited as at 30 September 2008 were 40,179,411 ordinary shares with no par value, held by our wholly-owned subsidiary, Sasol Investment Company (Pty) Limited (SIC).

        To the best of our knowledge, Sasol Limited is not directly or indirectly owned or controlled by another corporation or the government of South Africa or any other government. We believe that no single person or entity holds a controlling interest in our share capital.

        In accordance with the requirements of the Companies Act of South Africa, the following beneficial shareholdings exceeding 5% in the aggregate were disclosed or established from inquiries as of 30 June 2008:

	2008		2007		2006
	Number of shares	% of shares	Number of shares	% of shares	Number of shares	% of shares
Public Investment Corporation Limited (PIC)	114,405,311	17.14	113,579,545	18.0	94,158,063	13.8
Industrial Development Corporation of South Africa (IDC)	53,266,887	7.98	53,266,887	8.5	53,266,887	7.8
Sasol Investment Company (Pty) Limited (SIC)	37,093,117	5.86	14,919,592	2.4	60,111,477	8.8

        Although the number of Sasol ordinary shares held by the PIC increased from 113,579,545 to 115,139,671 at 30 September 2008, both the PIC and IDC's holding, as a percentage of total ordinary shares outstanding, decreased relative to 2007 owing to the increase in total issued shares as a result of the Sasol Inzalo share transaction.

        The voting rights of major shareholders do not differ from the voting rights of other shareholders. The shares held by SIC are held as treasury shares on which no dividends are paid outside the group and no voting rights are exercised.

        As of 29 August 2008, 54,005,499 ordinary shares, or approximately 8.1% of our share capital, were held in the form of ADRs. As of 29 August 2008, 318 record holders in the United States held approximately 24.1% of our issued share capital in the form of either ordinary shares or ADRs.

7.B    Related party transactions

        There have been no material transactions during the most recent three years, other than as described below, nor are there proposed to be any material transactions at present to which we or any of our subsidiaries are or were a party and in which any senior executive or director, or 10% shareholder, or any relative or spouse thereof or any relative of such spouse, who shared a home with this person, or who is a director or executive officer of any parent or subsidiary of ours, had or is to have a direct or indirect material interest. Furthermore, during our three most recent years, there has been no, and at 30 June 2008 there was no, outstanding indebtedness to us or any of our subsidiaries owed by any of our executive or independent directors or any associate thereof.

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

        Material related party transactions were as follows:

	30 June 2008	30 June 2007	30 June 2006
	(Rand in millions)
Sales and services rendered to related parties
—Third parties	944	160	250
—Joint Ventures	1,975	1,759	1,446
—Associates	742	632	424
—Retirement funds	—	4	—

Total	3,661	2,555	2,120

Purchases from related parties
—Third parties	1,056	832	600
—Joint Ventures	88	135	131
—Associates	795	712	360
—Retirement funds	338	374	224

Total	2,277	2,053	1,315

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

Dividend policy

        Our dividend distribution policy is to distribute increased dividends on a regular basis to the extent permitted by our earnings. More specifically, we intend to distribute dividends, provided our annual attributable earnings represent a range of 2.5 to 3.5 times the amount distributed in the form of dividends. The average rate of earnings to dividend distributions in the past five years was approximately 2.6 times. Our dividend cover for 2008 of 2.8 times is within the target range. We distribute dividends twice a year. On the declaration of a dividend, the company includes the 10% in respect of secondary tax on companies on this dividend in its computation of the income tax expense for the corresponding period.

        See "Item 10.B—Memorandum and articles of association—Rights of holders of our securities".

Legal proceedings

        For information regarding our legal proceedings see "Item 4.B—Business overview—Legal proceedings".

8.B    Significant changes

        The following developments have occurred subsequent to 30 June 2008:

        On 9 July 2008, the black public invitations of the Sasol Inzalo share transaction closed. The Cash Invitation was oversubscribed by 13% and the Funded Invitation was more than 300% oversubscribed. A share-based payment expense of R2.4 billion and preference share debt of R4.2 billion related to the issue of shares to the black public will be recognised in the 2009 financial year. Based on the weighted average number of shares issued at 30 June 2008, the share-based payment expense would decrease the earnings per share by R4.07.

        Effective 1 August 2008, Sasol entered into crude oil hedges for approximately 30% (16.4 million barrels) of its Sasol Synfuels production for the remainder of the 2009 financial year. This was achieved by entering into zero cost collar contracts in terms of which the group is protected, on the 16.4 million barrels, against crude oil prices below US$90/b but will benefit from crude oil prices up to US$228/b. A similar crude oil hedge has been entered into for 550,000 barrels of Sasol Petroleum International's West African output for a range between US$90/b and US$240/b.

        Sasol Oil acquired the remaining 49.9% of Exelem Aviation (Pty) Limited for a purchase consideration of US$1.7 million.

        On 1 October 2008, the European Union found that members of the European wax industry, including Sasol Wax GmbH, formed a cartel and violated antitrust laws. A fine of €318.2 million was imposed by the European Commission on Sasol Wax. The fine is payable within three months. See "Item 4.B—Business overview—Legal proceedings".

ITEM 9.    THE OFFER AND LISTING

9.A    Offer and listing details

        The following table sets forth, for the years indicated, the reported high and low quoted prices for the ordinary shares on the JSE and of our ADRs on the NYSE from 9 April 2003 and of the ADRs on the NASDAQ prior to the delisting of our ADRs on 8 April 2003 from NASDAQ.

	Shares (Price per share in rand)		ADRs (Price per ADR in US$)
Period	High	Low	High	Low
2003	121.55	75.50	12.78	8.34
2004	111.50	75.10	16.50	10.40
2005	192.12	66.23	28.96	15.61
2006	283.00	180.00	46.31	26.99
2007	281.75	214.00	39.84	28.24
First quarter	280.00	228.80	39.42	29.54
Second quarter	266.99	233.00	37.09	30.00
Third quarter	260.00	214.00	36.50	28.24
Fourth quarter	281.75	228.99	39.84	32.31
2008
First quarter	334.98	252.52	47.05	34.27
Second quarter	367.48	295.00	55.73	43.08
Third quarter	422.00	295.00	55.22	40.27
Fourth quarter	518.00	433.00	67.92	45.95
April	463.40	367.98	59.87	45.95
May	518.00	433.00	67.92	54.70
June	489.50	450.20	62.66	56.10
July	471.00	376.11	58.91	49.72
August	433.79	360.50	55.86	49.08
September	428.00	312.00	51.47	36.69

9.B    Plan of distribution

        Not applicable.

9.C    Markets

        The principal trading market for our shares is currently the JSE. Our American Depositary Shares (ADS), have been listed on the New York Stock Exchange since 9 April 2003, each representing one common ordinary share of no par value, under the symbol "SSL". The Bank of New York Mellon Inc. is acting as the Depositary for our ADSs and issues our ADRs in respect of our ADSs.

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

        A director who has been appointed for the first time at an annual general meeting or by the board of directors after 27 October 1997 shall retire five years after the date of his initial appointment or reappointment. Directors who have retired in this manner are eligible for automatic re-election by the shareholders, if they have been nominated for reappointment after retirement by either the board or the shareholders.

        Any director reaching 70 years of age shall retire at the end of that year, provided that, subject to the Articles of Association, the board may, by unanimous resolution on a year-to-year basis, extend a director's term of office until the end of the year in which the director turns 73.

         Remuneration.    The board of directors determines the remuneration of the executive directors on recommendation of the Compensation Committee. In accordance with the South African Code of Corporate Practices and Conduct ("King II") the proposed fees of non-executive directors as recommended by the board are submitted to the shareholders in annual general meeting for approval prior to implementation and payment. The Companies Act prohibits loans or any form of credit or guarantee to be provided by us to any member of our board. Our Compensation Committee determines the Group's human resources policy and the remuneration of directors and senior management. See "Item 6.C Board Practices—Board committees—The compensation committee".

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

        All shares have equal rights to dividends, with the exception of:

  •
  The ordinary shares subscribed for by The Sasol Inzalo Employee Trust and The Sasol Inzalo Management Trust on the pre-condition that they will receive only 50% of the ordinary dividends paid on the ordinary shares and none of the extra-ordinary dividends for a period of ten years from the effective date;

  •
  The ordinary shares subscribed for by The Sasol Inzalo Foundation on the pre-condition that it will receive only 5% of the ordinary dividends paid on the ordinary shares and none of the extra-ordinary dividends, for a period of ten years from the effective date;

  •
  The Sasol preferred ordinary shares which carry a cumulative preferred ordinary dividend right, where a dividend has been declared for a period of ten years from the date of issue. This preferred dividend rights ranks ahead of the dividend rights of other ordinary shares, including the Sasol BEE ordinary shares. It will be paid as follows:

    ( )  R16.00 per annum for each of the first three years until 30 June 2011;

    ( )  R22.00 per annum for each of the next three years until 30 June 2014;

    ( )  R28.00 per annum for each of the last four years until 30 June 2018.

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

        Sasol preferred ordinary shares and Sasol BEE ordinary shares are held in certified form. The share certificates will be held in custody for a period of ten years from the date of first issue.

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

        South African law provides for exchange control regulations which are administered by the Exchange Control Department of the South African Reserve Bank (SARB) and are applied throughout the Common Monetary Area (CMA) (South Africa, the Kingdoms of Lesotho and Swaziland and the Republic of Namibia) and regulate transactions involving South African residents, including natural persons and legal entities.

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

        We may retain dividends declared by our foreign subidiaries offshore and it may be used for any purpose, without any recourse to South Africa, except to fund investments or loans into the Common

Monetary Area and the Southern Africa Development Community (integrated by Angola, Botswana, Democratic Republic of the Congo, Lesotho, Malawi, Mauritius, Mozambique, Namibia, Seychelles, South Africa, Swaziland, Tanzania, Zambia and Zimbabwe) via a non-resident entity.

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

         Overseas investments.    Under current exchange control regulations, we, and our South African subsidiaries, can invest overseas without prior SARB approval, where the investment is below R50 million per calendar year.

        Should the foreign investment be more than R50 million per calendar year, prior SARB approval is required and such foreign investments will only be allowed if the investment meets certain criteria including one of national interest, as determined by the SARB. In accordance with the latest amendments to the South African exchange control regulations There is no limitation placed on us with regard to the amount of funds that we can transfer from South Africa for an approved overseas investment. The SARB may, however, request us to stagger the capital outflows relating to large foreign investments in order to limit the impact of such outflows on the South African economy and the foreign exchange market.

        The SARB also requires us to provide them with the annual financial statements of all our foreign subsidiaries.

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

Taxation of dividends

        South Africa currently imposes a corporate tax known as Secondary Tax on Companies (STC), at the rate of 10%, on the distribution of earnings in the form of dividends on the company declaring the dividend. STC is a recognised form of tax in terms of the Treaty, but is not a withholding tax on dividends. South Africa currently does not impose any withholding tax or any other form of tax on dividends paid to US holders with respect to shares or ADSs. The Minister of Finance, however, in his Budget Speech delivered during February 2008, announced that STC would be replaced by a dividend withholding tax, at the same rate of 10%, to be imposed on individual and non-resident corporate shareholders and draft legislation was published during June 2008 .. The effective date is expected to be during late 2009/early 2010, in order to afford the Ministry of Finance time to finalise the renegotiation of appropriate double taxation conventions to permit the imposition of such a tax on foreign shareholders.

        On the introduction of such a withholding tax, on dividends paid to a US holder with respect to shares or ADSs, the Treaty, as it currently stands, and in the absence of any renegotiation, would limit the rate of this tax to 5% of the gross amount of the dividends where a US corporate holder holds directly at least 10% of the voting stock of Sasol and to 15% of the gross amount of the dividends in all other cases, resulting in the latter category of shareholders paying the 10% rate prescribed by South African tax law.

Taxation of gains on sale or other disposition

        Prior to 1 October 2001, in the absence of a capital gains tax, gains realised on the sale or other disposition of shares held by a US holder as a capital asset were not subject to taxation in South

Africa. From 1 October 2001, South Africa has introduced a tax on capital gains, which only applies to South African residents and to non-residents if the sale is attributable to a permanent establishment of the non-resident or if it relates to an interest in immovable property in South Africa. With effect from 1 October 2007, gains realised on the sale of shares will automatically be deemed to be of a capital nature and, therefore, subject to capital gains tax, where such shares have been held for a continuous period of three years or more by the holder thereof. The meaning of the word "resident" is different for individuals and corporations and is governed by the South African Income Tax Act of 1962 (the Act) and by the Treaty. In the event of conflict, the Treaty which contains a tie breaker clause or mechanism to determine residency if a holder is resident in both countries, will prevail. In terms of the Act and the Treaty, a US resident holder of shares or ADSs will not be subject to capital gains tax on the disposal of securities held as capital assets unless such securities constitute the assets linked to a permanent establishment in South Africa. In contrast, gains on the disposal of securities which are not capital in nature are usually subject to income tax. However, even in the latter case, a US resident holder will not be subject to income tax unless the US resident holder carries on business in South Africa through a permanent establishment situated therein. In such a case, this gain may be subject to tax in South Africa, but only so much as is attributable generally to that permanent establishment for so long as it does not constitute a share repurchase resulting in the purchase price being deemed to be a dividend.

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

        With effect from 1 July 2008, a single security transfer tax of 0.25% has been introduced and is applicable to all secondary transfers of shares and similar principles to those above will apply.

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

        As used herein, the term "US holder" means a beneficial owner of shares or ADSs that is:

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

Taxation of dividends

        The gross amount of any distributions, including the amount of any South African withholding tax thereon, paid to a US holder by Sasol generally will be taxable as dividend income to the US holder for US federal income tax purposes, based on the US dollar value of the distribution calculated by reference to the spot rate in effect on the date the distribution is actually or constructively received by the US holder, in the case of shares, or by the Depositary, in the case of ADSs. For foreign tax credit limitation purposes, dividends paid by Sasol will constitute income from sources outside the United States. Dividends paid by Sasol will not be eligible for the dividends-received deduction generally allowed to US corporations in respect of dividends received from other US corporations. At present,

South Africa does not impose a withholding tax on dividends or any other form of tax on dividends paid to US holders with respect to shares. The South African government, however, has recently announced its intent to enact a dividend withholding tax, at the rate of 10%, which is expected to become effective during 2009. Refer to "Taxation—South African taxation—Taxation of dividends". Once the dividend withholding tax becomes effective, US holders who are eligible for benefits under the current Treaty will be subject to a maximum tax of 15% on the gross amount of dividend distributions paid by Sasol, unless South African domestic tax law provides for a lower rate.

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

        Any gain or loss recognised upon a subsequent conversion or other disposition of the foreign currency will be treated as US source ordinary income or loss. In the case of a US holder of ADSs, the amount of any distribution paid in a foreign currency ordinarily will be converted into US dollars by the Depositary upon its receipt. Accordingly, a US holder of ADSs generally will not be required to recognise foreign currency gain or loss in respect of the distribution. Special rules govern and specific elections are available to accrual method taxpayers to determine the US dollar amount includable in income in the case of taxes withheld in a foreign currency. Accrual basis taxpayers therefore are urged to consult their own tax advisors regarding the requirements and elections applicable in this regard.

        Subject to certain limitations, South African withholding taxes, if any, will be treated as foreign taxes eligible for credit against a US holder's US federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by Sasol with respect to shares or ADSs generally will constitute foreign source "passive category income" or , in the case of certain US holders, "general catergory income". The use of foreign tax credits is subject to complex conditions and limitations. In lieu of a credit, a US holder who itemises deductions may elect to deduct all of such holder's foreign taxes in the taxable year. A deduction for foreign taxes is not subject to the same limitations applicable to foreign tax credits. US holders are urged to consult their own tax advisors regarding the availability of foreign tax credits.

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

        The US Treasury has expressed concern that parties to whom ADSs are released may be taking actions that are inconsistent with the claiming of creditability of withholding taxes or the reduced tax rates in respect of qualified dividends by US holders of ADSs. Accordingly, the analysis of the foreign tax credits or availability of qualified dividend treatment could be affected by future actions that may be taken by the US Treasury with respect to ADSs.

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

        The tax basis of shares purchased with foreign currency will generally be the US dollar value of the purchase price on the date of purchase, or the settlement date for the purchase, in the case of shares traded on an established securities market that are purchased by a cash basis US holder (or an accrual basis US holder that so elects). The amount realised on a sale or other disposition of shares for an amount in foreign currency will be the US dollar of this amount on the date of sale or disposition. On the settlement date, the US holder will recognise the US source foreign currency gain or loss (taxable as ordinary income or loss) equal to the difference (if any) between the US dollar value of the amount received based in the exchange rates in effect on the date of sale or other disposition and the settlement date. However, in the case of shares traded on an established securities market that are sold by a cash basis US holder (or an accrual basis US holder that so elects), the amount realised will be based on the exchange rate in effect on the settlement date for the sale, and no exchange gain or loss will be recognised at that time. If an accrual basis US holder makes an election described above, it must be applied consistently from year to year and cannot be revoked without the consent of the Internal Revenue Service.

Passive foreign investment company considerations

        Sasol believes that it will not be classified as a Passive Foreign Investment Company (PFIC) for US federal income tax purposes for the taxable year ended 30 June 2008. US holders are advised, however, that this conclusion is a factual determination that must be made annually and thus may be subject to change. If Sasol were to be classified as a PFIC, the tax on distributions on its shares or ADSs and on any gains realised upon the disposition of its shares or ADSs may be less favourable than as described herein. Furthermore, dividends paid by a PFIC are not "qualified dividend income" and are not eligible for the reduced rates of taxation for certain dividends. US holders should consult their own tax advisors regarding the application of the PFIC rules to their ownership of the shares or ADSs.

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

        Refer to Item 18. "Financial Statements—Note 63—Financial risk management and financial instruments" of the consolidated financial statements for a qualitative and quantitative discussion of the group's exposure to these market risks.

        The following is a breakdown of our debt arrangements and a summary of fixed versus floating interest rate exposures for operations.

Liabilities—notional	2009	2010	2011	2012	2013	Thereafter	Total
	(Rand in millions)
Fixed rate (Rand)	65	22	22	49	52	1,418	1,628
Average interest rate	11.89%	10.26%	10.24%	10.22%	10.16%	10.10%
Variable rate (Rand)	2,125	492	501	531	539	3,195	7,383
Average interest rate	13.82%	13.93%	14.11%	14.33	14.69	15.18%
Fixed rate (US$)	185	198	211	225	241	1,395	2,455
Average interest rate	3.79%	3.79%	3.79%	3.79%	3.79%	3.79%
Variable rate (US$)	187	66	43	32	5	9	342
Average interest rate	4.10%	4.06%	5.78%	8.97%	3.81%	3.81%
Fixed rate (Euro)	95	3,794	110	108	86	141	4,334
Average interest rate	3.31%	3.32%	3.15%	3.52%	4.22%	5.22%
Variable rate (Euro)	602	244	505	505	505	439	2,800
Average interest rate	6.75%	6.98%	7.09%	7.01%	6.85%	6.31%
Fixed rate (other currencies)	532	—	—	—	—	—	532
Average interest rate	22.80%	—	—	—	—	—
Variable rate (other currencies)	618	—	—	—	—	—	618
Average interest rate	5.31%	—	—	—	—	—

Total	4,409	4,816	1,392	1,450	1,428	6,597	20,092

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

        Management assessed the effectiveness of Sasol's internal control over financial reporting as of 30 June 2008. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in "Internal Control—Integrated Framework". Based on this assessment, our management has determined that, as of 30 June 2008, Sasol's internal control over financial reporting was effective.

(c)
The effectiveness of internal control over financial reporting as of 30 June 2008 was audited by KPMG Inc., independent registered public accounting firm, as stated in their report on page F-1 of this Form 20-F.

(d)
Changes in internal control over financial reporting

        There were no changes in our internal control over financial reporting that occurred during the year ended 30 June 2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM    16.

Item 16A.    Audit committee financial expert

        Mr. Brian Connellan, the chairman and an independent member of the audit committee, was determined by our board to be an audit committee financial expert within the meaning of the Sarbanes-Oxley Act, in accordance with the Rules of the NYSE and the SEC.

Item 16B.    Code of ethics

        Our code of ethics consists of four fundamental ethical principles—responsibility, honesty, fairness and respect. The code is supported by a "guidelines to the code of ethics" document which provides details on 15 ethical standards. These ethical standards cover issues such as bribery and corruption, fraud, insider trading, legal compliance, conflicts of interests, human rights and discrimination. They include a commitment to conducting our business with due regard to the interests of all our stakeholders and the environment. The code embodies a requirement of compliance with all applicable laws and regulations as a minimum standard. We have an established ethics forum to monitor and report on ethics, discuss best practice and compliance requirements, and to recommend amendments to the code and guide as required.

        Employee performance compared against our values, which incorporate the code of ethics, is assessed as part of our performance appraisal system. Any amendment or waiver of the code as it relates to our chief executive or chief financial officer will be posted on our website within five business days following such amendment or waiver. No such amendments or waivers are anticipated.

        The code of ethics has been communicated to all employees, suppliers, service providers and customers and is available on our internet website. Our website address is www.sasolethics.com.

        We have been operating an independent ethics reporting telephone line through external advisors since 2002. This confidential and anonymous ethics hotline provides an impartial facility for all stakeholders to report fraud and other deviations from ethical behaviour. These calls are monitored and the progress on their resolution is reported to the audit committee on a regular basis. We view the following hotlines as an essential mechanism for maintaining the highest levels of ethical behaviour: South Africa: 0800016017; Germany: 08001825967; Italy: 800786522; Singapore: 8002700010; United Kingdom: 08000324498; United States of America: 18004891727.

        During the year we witnessed a noticeable increase in the use of the ethics hotline. This is attributed to an increased awareness and understanding of expected as a consequence of a focused awareness and communication campaign. Our code of ethics guides our interactions with all government representatives. Our policy prohibits contributions to political parties or government officials since they may be interpreted as an inducement for future beneficial treatment, and as interference in the democratic process.

Item 16C.    Principal accountant fees and services

        The following table sets forth the aggregate audit and audit-related fees, tax fees and all other fees billed by our principal accountants (KPMG Inc.) for each of the 2008 and 2007 years:

	Audit fees	Audit-related fees	Tax fees	All other fees	Total(1)
	(rand millions)
2008	75	—	2	2	79
2007	69	6	3	2	80

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

        Requests or applications for services that require specific separate approval by the audit committee are required to be submitted to the audit committee by both management and the independent accountants and must include a detailed description of the services to be provided and a joint statement confirming that the provision of the proposed services does not impair the independence of the independent accountants. No work was performed by persons other than the principal accountant's employees on the principal accountant's engagement to audit Sasol Limited's financial statements for 2008.

Item 16D.    Exemptions from the listing standards for audit committees

        Not applicable.

Item 16E.    Purchases of equity securities by the issuer and affiliated purchasers

Period	Total number of shares repurchased	Average price paid per share	Total number of shares purchased as part of publicly announced programmes	Maximum number of shares that may yet be purchased under the programmes(1)
For the year ended 30 June 2008
Balance at 30 June 2007	14,919,592	—	14,919,592	47,558,743
2007-07-01 to 2007-07-31	—	—	—	47,558,743
2007-08-01 to 2007-08-31	—	—	—	47,558,743
2007-09-01 to 2007-09-30	3,259,727	304.07	3,259,727	44,299,016
2007-10-01 to 2007-10-31	6,021,364	324.84	6,021,364	38,277,652
2007-11-01 to 2007-11-30	6,292,469	337.05	6,292,469	32,542,043
2007-12-01 to 2007-12-05	6,599,965	336.49	6,599,965	25,942,078
2007-12-06 to 2007-12-31	—	—	—	25,942,078
2008-01-01 to 2008-01-31	—	—	—	25,942,078
2008-02-01 to 2008-02-28	—	—	—	25,942,078
2008-03-01 to 2008-03-31	—	—	—	25,942,078
2008-04-01 to 2008-04-30	—	—	—	25,942,078
2008-05-01 to 2008-05-31	—	—	—	25,942,078
2008-06-01 to 2008-06-30	—	—	—	25,942,078
2008-07-01 to 2008-07-31	—	—	—	25,942,078
2008-08-01 to 2008-08-31	—	—	—	25,942,078
2008-09-01 to 2008-09-30	3,086,294	346.07	3,086,294	22,855,784

	40,179,411		40,179,411

(1)
The authorisation given to directors to undertake a repurchase of 10% of the issued securities on 24 November 2004, expired on 2 December 2005, and was not renewed until 3 October 2006. This authority was again renewed by shareholders at our general meeting held on 23 November 2006 and 30 November 2007, respectively. The maximum number of shares that may be repurchased increased to 63,035,195 on 30 November 2007.

        As at 30 June 2006, Sasol Investment Company (Pty) Limited (SIC), a wholly-owned subsidiary of Sasol Limited, held 60,111,477 shares representing 8.80% of the issued share capital of the company, which had been repurchased on the open market at an average price of R60.67 per share from 9 May 2000. Pursuant to a specific authority granted by shareholders at a meeting of shareholders held on 3 October 2006, the company repurchased these shares from SIC on 10 October 2006 whereupon they were cancelled and restored to authorised share capital.

        Up to 30 September 2008 through our subsidiary, Sasol Investment Company (Pty) Limited, we had purchased 40,179,411 ordinary shares representing 6.35% of the issued share capital of the company, excluding the Sasol Inzalo share transaction, for R12,037 million at a cumulative average price of R299.59 per share. These shares are held as treasury shares and do not carry any voting rights.

  a.
  At the general meeting of 3 October 2006, the shareholders authorised the directors to undertake a repurchase of issued securities limited to a maximum of 10% of the company's issued securities at the time that the authority was granted. This authority was again renewed by shareholders at our general meeting held on 23 November 2006 and 30 November 2007, respectively. The company's issued securities as at 30 November 2007 was 630,351,948 (23 November 2006—624,783,350). For more information on the general requirements for trading in own shares refer to "Item 10.B Memorandum and Articles of Association".

  b.
  The repurchase is limited to a maximum of 10% of the company's issued securities at the time the authority was granted and no acquisition can be made at a price more than 10% above the weighted average of the market value of the securities for the 5 business days immediately preceding the date of such acquisition.

  c.
  In terms of the South African Companies Act, 1973 the general authority granted to the directors by shareholders on 30 November 2007 to acquire the company's issued securities will be valid only until the company's next annual general meeting, which is scheduled for 28 November 2008. The general authority granted to the directors on 3 October 2006 expired at the annual general meeting held on 30 November 2007. In terms of the South African Companies Act, 1973 the authorisation is only valid until the next annual general meeting following the grant of such a general approval.

  d.
  No programme was terminated prior to the expiration date.

 PART III

ITEM 17.    FINANCIAL STATEMENTS

        Sasol is furnishing financial statements pursuant to the instructions of Item 18. of Form 20-F.

ITEM 18.    FINANCIAL STATEMENTS

        The following consolidated financial statements, together with the auditor's report of KPMG Inc. are filed as part of this annual report on Form 20-F:

Index to Consolidated Financial Statements for the years ended 30 June 2008, 2007 and 2006

 Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Sasol Limited

        We have audited the accompanying consolidated statements of financial position of Sasol Limited and its subsidiaries as of 30 June 2008 and 30 June 2007, and the related consolidated income statements, statements of comprehensive income, the statements of changes in equity and statements of cash flows for each of the years in the three-year period ended 30 June 2008. We also have audited Sasol Limited's internal control over financial reporting as of 30 June 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Sasol Limited's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management's report on internal control over financial reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on Sasol Limited's internal control over financial reporting based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

        A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

        Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sasol Limited and its subsidiaries as of 30 June 2008 and 30 June 2007, and its financial performance and cash flows for each of the years in the three-year period ended 30 June 2008, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, Sasol Limited maintained, in all material respects, effective internal control over financial reporting as of 30 June 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/s/ KPMG Inc.
Registered Auditors

Johannesburg, South Africa

6 October 2008

Sasol Limited Group

Statement of Financial Position

at 30 June

	Note	2008	2008	2007

		Unaudited US$m*	Rm	Rm
ASSETS
Property, plant and equipment	3	7,965	66,273	50,611
Assets under construction	4	1,405	11,693	24,611
Goodwill	5	105	874	586
Other intangible assets	6	116	964	629
Investments in securities	7	67	557	472
Investments in associates	8	100	830	692
Post-retirement benefit assets	9	69	571	363
Long-term receivables and prepaid expenses	10	166	1,385	1,585
Long-term financial assets	11	83	689	296
Deferred tax assets	23	175	1,453	845

Non-current assets		10,251	85,289	80,690

Investments in securities	7	9	78	70
Assets held for sale	12	461	3,833	334
Inventories	13	2,414	20,088	14,399
Trade receivables	14	2,745	22,838	14,733
Other receivables and prepaid expenses	15	289	2,407	2,184
Short-term financial assets	16	40	330	22
Cash restricted for use	17	98	814	646
Cash	17	533	4,435	5,987

Current assets		6,589	54,823	38,375

Total assets		16,840	140,112	119,065

EQUITY AND LIABILITIES
Shareholders' equity		9,192	76,474	61,617
Minority interest		303	2,521	1,652

Total equity		9,495	78,995	63,269

Long-term debt	18	1,885	15,682	13,359
Long-term financial liabilities	19	4	37	53
Long-term provisions	20	540	4,491	3,668
Post-retirement benefit obligations	21	550	4,578	3,781
Long-term deferred income	22	45	376	2,765
Deferred tax liabilities	23	1,015	8,446	8,304

Non-current liabilities		4,039	33,610	31,930

Liabilities in disposal groups held for sale	12	17	142	35
Short-term debt	24	420	3,496	5,621
Short-term financial liabilities	25	8	67	383
Short-term provisions	26	339	2,819	2,693
Short-term portion of deferred income	22	20	167	44
Tax payable	27	183	1,522	1,465
Trade payables and accrued expenses	28	1,766	14,694	9,376
Other payables	29	443	3,686	3,704
Bank overdraft	17	110	914	545

Current liabilities		3,306	27,507	23,866

Total equity and liabilities		16,840	140,112	119,065

*
US dollar information has been presented for the year ended 30 June 2008 on an unaudited basis solely for the convenience of the reader and is computed at the noon buying rate for customs purposes of R8.32/US dollar, as reported by the Federal Reserve Bank of New York on 30 September 2008.

Sasol Limited Group

Income Statement

for the year ended 30 June

	Note	2008	2008	2007	2006

		Unaudited US$m*	Rm	Rm	Rm
Turnover	30	15,618	129,943	98,127	82,395
Cost of sales and services rendered	31	(8,970)	(74,634)	(59,997)	(48,547)

Gross profit		6,648	55,309	38,130	33,848
Other operating income	32	76	635	639	533
Marketing and distribution expenditure		(833)	(6,931)	(5,818)	(5,234)
Administrative expenditure		(805)	(6,697)	(6,094)	(4,316)
Other operating expenditure		(1,022)	(8,500)	(1,236)	(7,619)
Other expenses		(1,058)	(8,800)	(1,004)	(7,862)
Translation gains/(losses)	33	36	300	(232)	243

Operating profit	34	4,064	33,816	25,621	17,212
Finance income	37	88	735	825	341
Share of profit of associates (net of tax)	38	31	254	405	134
Finance expenses	39	(138)	(1,148)	(1,148)	(571)

Profit before tax		4,045	33,657	25,703	17,116
Taxation	40	(1,217)	(10,129)	(8,153)	(6,534)

Profit		2,828	23,528	17,550	10,582

Attributable to
Owners of Sasol Limited		2,694	22,417	17,030	10,406
Minority interests in subsidiaries		134	1,111	520	176

		2,828	23,528	17,550	10,582

		US$	Rand	Rand	Rand
Per share information
Earnings per share	42	4.48	37.30	27.35	16.78
Diluted earnings per share	42	4.42	36.78	27.02	16.51

*
US dollar information has been presented for the year ended 30 June 2008 on an unaudited basis solely for the convenience of the reader and is computed at the noon buying rate for customs purposes of R8.32/US dollar, as reported by the Federal Reserve Bank of New York on 30 September 2008.

Sasol Limited Group

Statement of Comprehensive Income

for the year ended 30 June

	Note	2008	2008	2007	2006

		Unaudited US$m*	Rm	Rm	Rm
Profit for year		2,828	23,528	17,550	10,582
Other comprehensive income
Effect of translation of foreign operations	43	415	3,452	(258)	1,152
Effect of cash flow hedges	43	31	261	—	430
Investments available-for-sale	43	—	(1)	—	—
Tax on other comprehensive income	43	(7)	(60)	—	(65)

Other comprehensive income, net of tax	43	439	3,652	(258)	1,517

Total comprehensive income		3,267	27,180	17,292	12,099

Attributable to
Owners of Sasol Limited		3,132	26,062	16,772	11,912
Minority interests in subsidiaries		135	1,118	520	187

		3,267	27,180	17,292	12,099

*
US dollar information has been presented for the year ended 30 June 2008 on an unaudited basis solely for the convenience of the reader and is computed at the noon buying rate for customs purposes of R8.32/US dollar, as reported by the Federal Reserve Bank of New York on 30 September 2008.

 Sasol Limited Group

Statement of Changes in Equity

for the year ended 30 June

	Share capital (note 44)	Share- based payment reserve (note 45)	Foreign currency translation reserve (note 46)	Investment fair value reserve	Cash flow hedge accounting reserve	Sasol Inzalo share transaction (note 45)	Share repurchase programme (note 47)	Retained earnings	Shareholders' equity	Minority interest	Total equity	Total equity Unaudited

	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	US$ in millions*
Balance at 30 June 2005	3,203	611	(1,336)	2	(335)	—	(3,647)	45,255	43,753	253	44,006
Shares issued on implementation of share options	431	—	—	—	—	—	—	—	431	—	431
Share-based payment expense	—	169	—	—	—	—	—	—	169	—	169
Change in shareholding of subsidiaries	—	—	—	—	—	—	—	—	—	14	14
Total comprehensive income for year	—	—	1,147	—	359	—	—	10,406	11,912	187	12,099
Dividends paid	—	—	—	—	—	—	—	(3,660)	(3,660)	(75)	(3,735)

Balance at 30 June 2006	3,634	780	(189)	2	24	—	(3,647)	52,001	52,605	379	52,984
Shares issued on implementation of share options	332	—	—	—	—	—	—	—	332	—	332
Cancellation of shares	(338)	—	—	—	—	—	3,647	(3,309)	—	—	—
Repurchase of shares	—	—	—	—	—	—	(3,669)	—	(3,669)	—	(3,669)
Share-based payment expense	—	186	—	—	—	—	—	—	186	—	186
Change in shareholding of subsidiaries	—	—	4	—	—	—	—	—	4	1,161	1,165
Total comprehensive income for year	—	—	(258)	—	—	—	—	17,030	16,772	520	17,292
Dividends paid	—	—	—	—	—	—	—	(4,613)	(4,613)	(408)	(5,021)

Balance at 30 June 2007	3,628	966	(443)	2	24	—	(3,669)	61,109	61,617	1,652	63,269	7,605
Shares issued on implementation of share options	475	—	—	—	—	—	—	—	475	—	475	57
Shares issued on Sasol Inzalo share transaction	16,161	—	—	—	—	(16,161)	—	—	—	—	—	—
Costs on implementation of Sasol Inzalo share transaction	(88)	—	—	—	—	—	—	—	(88)	—	(88)	(11)
Repurchase of shares	—	—	—	—	—	—	(7,300)	—	(7,300)	—	(7,300)	(877)
Share-based payment expense	—	1,574	—	—	—	—	—	—	1,574	—	1,574	189
Acquisition of businesses (refer note 54)	—	—	—	—	—	—	—	(100)	(100)	—	(100)	(12)
Change in shareholding of subsidiaries	—	—	—	—	—	—	—	—	—	306	306	37
Total comprehensive income for year	—	—	3,449	(1)	197	—	—	22,417	26,062	1,118	27,180	3,267
Dividends paid	—	—	—	—	—	—	—	(5,766)	(5,766)	(555)	(6,321)	(760)

Balance at 30 June 2008	20,176	2,540	3,006	1	221	(16,161)	(10,969)	77,660	76,474	2,521	78,995	9,495

*
US dollar information has been presented for the year ended 30 June 2008 on an unaudited basis solely for the convenience of the reader and is computed at the noon buying rate for customs purposes of R8.32/US dollar, as reported by the Federal Reserve Bank of New York on 30 September 2008.

Sasol Limited Group

Statement of Cash Flows

for the year ended 30 June

	Note	2008	2008	2007	2006

		Unaudited US$m*	Rm	Rm	Rm
Cash receipts from customers		14,838	123,452	97,339	80,229
Cash paid to suppliers and employees		(10,663)	(88,712)	(68,907)	(55,694)

Cash generated by operating activities	48	4,175	34,740	28,432	24,535
Finance income received	51	115	957	1,059	444
Finance expenses paid	39	(289)	(2,405)	(1,816)	(1,745)
Tax paid	27	(1,150)	(9,572)	(7,251)	(5,389)

Cash available from operating activities		2,851	23,720	20,424	17,845
Dividends paid	52	(693)	(5,766)	(4,613)	(3,660)

Cash retained from operating activities		2,158	17,954	15,811	14,185

Additions to non-current assets		(1,305)	(10,855)	(12,045)	(13,296)
Additions to property, plant and equipment	3	(260)	(2,167)	(1,544)	(978)
Additions to assets under construction	4	(1,042)	(8,671)	(10,479)	(12,291)
Additions to other intangible assets	6	(2)	(17)	(22)	(27)
Non-current assets sold	53	22	184	193	542
Repurchase of participation right in GTL project	41	(4)	(34)	—	—
Acquisition of businesses	54	(51)	(431)	(285)	(147)
Cash/(overdraft) acquired on acquisition of businesses	54	2	19	—	(113)
Disposal of businesses	55	83	693	2,200	587
(Cash)/overdraft disposed of on disposal of businesses	55	(3)	(31)	33	(1)
Purchase of investments		(5)	(42)	(79)	(62)
Proceeds from sale of investments		—	—	—	16
(Increase)/decrease in long-term receivables		(42)	(347)	(562)	191

Cash utilised in investing activities		(1,303)	(10,844)	(10,545)	(12,283)

Share capital issued on implementation of share options		57	475	332	431
Costs on implementation of Sasol Inzalo share transaction		(11)	(88)	—	—
Share repurchase programme		(877)	(7,300)	(3,669)	—
Contributions from minority shareholders		22	185	—	—
Dividends paid to minority shareholders		(66)	(555)	(408)	(75)
Proceeds from long-term debt	18	457	3,806	1,021	2,631
Repayments of long-term debt	18	(551)	(4,588)	(1,034)	(1,326)
Proceeds from short-term debt	24	233	1,942	1,918	973
Repayments of short-term debt	24	(275)	(2,292)	(1,053)	(3,911)

Cash effect of financing activities		(1,011)	(8,415)	(2,893)	(1,277)

Translation effects on cash and cash equivalents of foreign operations	46	38	324	(24)	(133)

(Decrease)/increase in cash and cash equivalents		(118)	(981)	2,349	492
Cash and cash equivalents at beginning of year		731	6,088	3,244	3,224
Net reclassification (to)/from held for sale		(93)	(772)	495	(472)

Cash and cash equivalents at end of year	17	521	4,335	6,088	3,244

*
US dollar information has been presented for the year ended 30 June 2008 on an unaudited basis solely for the convenience of the reader and is computed at the noon buying rate for customs purposes of R8.32/US dollar, as reported by the Federal Reserve Bank of New York on 30 September 2008.

Sasol Limited Group

Notes to the Financial Statements

A.    ACCOUNTING POLICIES AND FINANCIAL REPORTING TERMS

B.    BUSINESS SEGMENT INFORMATION

C.    OTHER EXPLANATORY NOTES TO THE FINANCIAL STATEMENTS

Sasol Limited Group

Notes to the Financial Statements (Continued)

A.     Accounting policies and financial reporting terms

        Sasol Limited is the holding company of the Sasol group (the group) and is domiciled in the Republic of South Africa. The following principal accounting policies were applied by the group for the financial year ended 30 June 2008. Except as otherwise disclosed, these policies are consistent in all material respects with those applied in previous years.

Financial reporting terms

        These definitions of financial reporting terms are provided to ensure clarity of meaning as certain terms may not always have the same meaning or interpretation in all countries.

Group structures

Associate	An entity, other than a subsidiary or joint venture, in which the group, holding a material long-term interest, has significant influence over financial and operating policies.

Business unit	An operation engaged in providing similar goods or services that are different to those provided by other operations.

The primary business units are:
South African energy cluster
• Sasol Mining
• Sasol Gas
• Sasol Synfuels
• Sasol Oil
International energy cluster
• Sasol Synfuels International
• Sasol Petroleum International
Chemical cluster
• Sasol Polymers
• Sasol Solvents
• Sasol Olefins & Surfactants
• Other chemical businesses including:
—Sasol Wax
—Sasol Nitro
—Merisol
—Sasol Infrachem
Classified as "other businesses" in the segment report:
• Sasol Technology
• Sasol Financing
• Corporate head office functions
In the notes to the financial statements, where items classified as "other businesses" are material, the amounts attributable to these businesses have been specified.

Sasol Limited Group

Notes to the Financial Statements (Continued)

A.     Accounting policies and financial reporting terms (Continued)

Company	A legal business entity registered in terms of the applicable legislation of that country.

Entity	Sasol Limited, a subsidiary, joint venture, associate or special purpose entity.

Foreign operation	An entity whose activities are based or conducted in a country or currency other than those of the reporting entity (Sasol Limited).

Group	The group comprises Sasol Limited, its subsidiaries and its interest in joint ventures, associates and special purpose entities.

Joint venture	An economic activity over which the group exercises joint control established under a contractual arrangement.

Operation	A component of the group:
• that represents a separate major line of business or geographical area of operation; and
• is distinguished separately for financial and operating purposes.

Subsidiary	Any entity over which the group has the power to exercise control.

Special purpose entity	An entity established to accomplish a narrow and well defined objective, including the facilitation of the group's black economic empowerment transactions.

General accounting terms

Acquisition date	The date on which control in subsidiaries, special purpose entities, joint control in joint ventures and significant influence in associates commences.

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

Sasol Limited Group

Notes to the Financial Statements (Continued)

A.     Accounting policies and financial reporting terms (Continued)

Consolidated group financial statements
The financial results of the group which comprise the financial results of Sasol Limited and its subsidiaries, special purpose entities, the proportionate interest in the financial results of joint ventures and its interest in associates.

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

Discount rate
The rate used for purposes of determining discounted cash flows defined as the yield on AAA credit rated bonds (for entities outside South Africa) and relevant South African Government bonds (for South African entities) that have maturity dates approximating the term of the related cash flows. This pre-tax interest rate reflects the current market assessment of the time value of money. To the extent that, in determining the cash flows, the risks specific to the asset or liability are taken into account in determining those cash flows, they are not included in determining the discount rate.

Disposal date	The date on which control in subsidiaries, special purpose entities, joint control in joint ventures and significant influence in associates ceases.

Exploration assets	Capitalised expenditure relating to the exploration for and evaluation of mineral resources (coal, oil and gas).

Fair value	The value for which an asset could be exchanged or a liability settled in a market related transaction.

Financial results	Comprise the financial position (assets, liabilities and equity), results of operations (revenue and expenses) and cash flows of an entity and of the group.

Sasol Limited Group

Notes to the Financial Statements (Continued)

A.     Accounting policies and financial reporting terms (Continued)

Functional currency	The currency of the primary economic environment in which the entity operates.

Long-term	A period longer than twelve months from the reporting date.

Mineral assets	Capitalised expenditure relating to producing coal, oil and gas properties including development costs and previously capitalised exploration assets.

Other comprehensive income
Comprises items of income and expense (including reclassification adjustments) that are not recognised in the income statement and includes the effect of translation of foreign operations, cash flow hedges, available-for-sale financial assets and changes in revaluation reserves.

Presentation currency	The currency in which financial results of an entity are presented.

Qualifying asset	An asset that necessarily takes a substantial period (normally in excess of twelve months) of time to get ready for its intended use.

Recoverable amount
The amount that reflects the greater of the fair value less costs to sell and value in use that can be attributed to an asset as a result of its ongoing use by the entity. In determining the value in use, expected future cash flows are discounted to their present values using the discount rate.

Related party
Parties are considered to be related if one party directly or indirectly has the ability to control or jointly control the other party or exercise significant influence over the other party in making financial and operating decisions or is a member of the key management of Sasol Limited.

Revenue	Comprises turnover, dividends received and interest received.

Share-based payment
A transaction in which an entity issues equity instruments, share options or incurs a liability to pay cash based on the price of the entity's equity instruments to another party as compensation for goods received or services rendered.

Significant influence	The ability, directly or indirectly, to participate in, but not exercise control over, the financial and operating policy decisions of an entity so as to obtain economic benefit from its activities.

Sasol Limited Group

Notes to the Financial Statements (Continued)

A.     Accounting policies and financial reporting terms (Continued)

Turnover	Comprises revenue generated by operating activities and includes sales of products, services rendered, license fees and royalties net of indirect taxes, rebates and trade discounts.

Financial instrument terms

Available-for-sale financial asset	A financial asset that has been designated as available-for-sale or a financial asset other than those classified as loans and receivables, held-to-maturity investments or derivative instruments.

An investment intended to be held for an indefinite period of time, which may be sold in response to needs for liquidity or changes in interest rates, is classified as a non-current available-for-sale financial asset.

Cash and cash equivalents	Comprise cash on hand, demand deposits and other short-term highly liquid investments with a maturity period of three months or less at date of purchase.

Cash flow hedge	A hedge of the exposure to variability in cash flows that is attributable to a particular risk associated with a recognised asset or liability or a forecasted transaction.

Derivative instrument	A financial instrument:
• whose value changes in response to movements in a specified interest rate, commodity price, foreign exchange rate or similar variable;
• that requires minimal initial net investment; and
• whose terms require or permit settlement at a future date.

Effective interest rate	The derived rate that discounts the expected future cash flows to the current net carrying amount of the financial asset or financial liability.

Equity instrument	Any financial instrument (including investments) that evidences a residual interest in the assets of an enterprise after deducting all of its liabilities.

Financial asset	Cash or cash equivalents, a right to receive cash, an equity instrument or a right to exchange a financial instrument under favourable conditions.

Financial liability	A contractual obligation to pay cash or transfer other benefits or an obligation to exchange a financial instrument under unfavourable conditions. This includes debt.

Sasol Limited Group

Notes to the Financial Statements (Continued)

A.     Accounting policies and financial reporting terms (Continued)

Financial guarantee
A contract that requires the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due in accordance with the original or modified terms of the debt instrument.

Held-to-maturity investment	A financial asset with a fixed maturity and fixed or determinable future payments, that management has the positive intent and ability to hold to maturity.
Such a financial asset is classified as a non-current asset, except when it has a maturity within twelve months from the reporting date, in which case it is classified as a current asset.

Loans and receivables	A financial asset with fixed or determinable repayments that are not quoted in an active market, other than:
• a derivative instrument; or
• an available-for-sale financial asset.

Monetary asset	An asset which will be settled in a fixed or determinable amount of money.

Monetary liability	A liability which will be settled in a fixed or determinable amount of money.

Transaction date	The date an entity commits itself to purchase or sell a financial instrument.

Statement of compliance

        The consolidated financial statements are prepared in compliance with International Financial Reporting Standards (IFRS) and Interpretations of those standards, as issued by the International Accounting Standards Board and applicable legislation. The consolidated financial statements were approved for issue by the Board of Directors on 5 September 2008 and are subject to approval by the Annual General meeting of shareholders on 28 November 2008.

        During the current financial year, the following accounting standards, interpretations and amendments to published accounting standards were adopted:

  •
  IAS 1 (Amendment), Presentation of Financial Statements (added disclosures about an entity's capital); and

  •
  IFRS 7 Financial Instruments: Disclosures.

Sasol Limited Group

Notes to the Financial Statements (Continued)

A.     Accounting policies and financial reporting terms (Continued)

        The following accounting standards, interpretations and amendments to published accounting standards were adopted prior to their effective dates:

  •
  IAS 1 (Amendment), Presentation of Financial Statements (includes adjusted presentation of owner changes in equity and of comprehensive income);

  •
  IAS 1 (Amendment), Presentation of Financial Statements and IAS 32, Financial Instruments: Presentation (Puttable Financial Instruments and Obligations Arising on Liquidation);

  •
  IFRS 2 (Amendment), Share-based Payment (Vesting Conditions and Cancellations);

  •
  IFRIC 12, Service Concession Arrangements; and

  •
  IFRIC 14, The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction.

        These newly adopted standards did not significantly impact our financial results.

        The following accounting standards, interpretations and amendments to published accounting standards which are relevant to Sasol but not yet effective, have not been adopted in the current year:

  •
  IAS 23 (Revised), Borrowing Costs;

  •
  IAS 27 (Amendment), Consolidated and Separate Financial Statements;

  •
  IFRS 3 (Revised), Business Combinations;

  •
  IFRIC 16, Hedges of a Net Investment in a Foreign Operation;

  •
  IAS 39 (Amendment), Eligible Hedged Items;

  •
  IFRS 1 and IAS 27 (Amendment), Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate;

  •
  IFRS 5 (Amendment), Non-current Assets Held for Sale and Discontinued Operations; and

  •
  Various improvements to IFRSs.

Principal accounting policies

Basis of preparation of financial results

        The consolidated financial statements are prepared using the historic cost convention except that, as set out in the accounting policies below, certain items, including derivatives and available-for-sale financial assets, are stated at fair value.

        The consolidated financial statements are prepared on the going concern basis.

        Except as otherwise disclosed, these accounting policies are consistent with those applied in previous years.

        These accounting policies are consistently applied throughout the group.

Sasol Limited Group

Notes to the Financial Statements (Continued)

A.     Accounting policies and financial reporting terms (Continued)

Basis of consolidation of financial results

        The consolidated financial statements reflect the financial results of the group. All financial results are consolidated with similar items on a line by line basis except for investments in associates, which are included in the group's results as set out below.

        Inter-company transactions, balances and unrealised gains and losses between entities are eliminated on consolidation. To the extent that a loss on a transaction provides evidence of a reduction in the net realisable value of current assets or an impairment loss of a non-current asset, that loss is charged to the income statement.

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

        Special purpose entities    The financial results of special purpose entities (SPE) are consolidated into the group's results from the date that the group controls the SPE until the date that control ceases. Control is based on an evaluation of the substance of the SPE's relationship with the group and the SPE's risks and rewards.

        Joint ventures    The proportionate share of the financial results of joint ventures are consolidated into the group's results from acquisition date until disposal date.

        Associates    The financial results of associates are included in the group's results according to the equity method from acquisition date until the disposal date.

        Under this method, subsequent to the acquisition date, the group's share of profits or losses of associates is charged to the income statement as equity accounted earnings and its share of movements in equity reserves is recognised as other comprehensive income, except where the movement in equity reserves relates to the group in its capacity as owner where it is recognised in the statement of changes in equity. All cumulative post-acquisition movements in the equity of associates are adjusted against the cost of the investment. When the group's share of losses in associates equals or exceeds its interest in those associates, the group does not recognise further losses, unless the group has incurred a legal or constructive obligation or made payments on behalf of those associates.

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

Sasol Limited Group

Notes to the Financial Statements (Continued)

A.     Accounting policies and financial reporting terms (Continued)

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

        Monetary assets and liabilities are translated into the functional currency of the entity at the rate of exchange ruling at the reporting date. Foreign exchange gains and losses resulting from the translation and settlement of monetary assets and liabilities are recognised in the income statement, except when they relate to cash flow hedging activities in which case these gains and losses are recognised as other comprehensive income and are included in the hedge accounting reserve.

        Foreign operations    The financial results of all entities that have a functional currency different from the presentation currency of their parent entity are translated into the presentation currency. Income and expenditure transactions of foreign operations are translated at the average rate of exchange for the year except for significant individual transactions which are translated at the exchange rate ruling at that date. All assets and liabilities, including fair value adjustments and goodwill arising on acquisition, are translated at the rate of exchange ruling at the reporting date. Differences arising on translation are recognised as other comprehensive income and are included in the foreign currency translation reserve.

        On consolidation, differences arising from the translation of the net investment in a foreign operation are recognised as other comprehensive income and are included in the foreign currency translation reserve.

        On disposal of part or all of the operation, the proportionate share of the related cumulative gains and losses previously recognised in the foreign currency translation reserve through the statement of comprehensive income are included in determining the profit or loss on disposal of that operation recognised in the income statement.

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

        Finance expenses, net of finance income, are capitalised on qualifying assets.

Sasol Limited Group

Notes to the Financial Statements (Continued)

A.     Accounting policies and financial reporting terms (Continued)

        When plant and equipment comprises major components with different useful lives, these components are accounted for as separate items. Expenditure incurred to replace or modify a significant component of plant is capitalised and any remaining book value of the component replaced is written off in the income statement. All other expenditure is charged to the income statement.

        Property, plant and equipment, other than mineral assets, is depreciated to its estimated residual value on a straight-line basis over its expected useful life. Mineral assets are depreciated in accordance with the policy set out below on exploration, evaluation and development. The depreciation methods, estimated remaining useful lives and residual values are reviewed at least annually. The depreciation rates applied are provided in note 3.

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

Sasol Limited Group

Notes to the Financial Statements (Continued)

A.     Accounting policies and financial reporting terms (Continued)

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

        Expenditure on producing mines or development properties is capitalised when excavation or drilling is incurred to extend reserves or further delineate existing proved and probable coal reserves. All development expenditure incurred after the commencement of production is capitalised to the extent that it gives rise to probable future economic benefits.

        Life-of-mine coal assets are depreciated using the units-of-production method. A unit is considered to be produced once it has been removed from underground and taken to the surface, passed the bunker and has been transported by conveyor over the scale of the shaft head. The calculation is based on proved and probable reserves assigned to that specific mine (accessible reserves) or complex which benefits from the utilisation of those assets. Inaccessible reserves are excluded from the calculation. Other coal mining assets are depreciated on the straight-line method over their estimated useful lives.

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

        Fair values of the total of all identifiable assets and liabilities included in the business combination are determined by reference to market values of those or similar items, where available, or by discounting expected future cash flows using the discount rate to present values. To the extent that these identifiable assets and liabilities, were already owned by the group, the adjustment to fair values related to these assets and liabilities is recognised directly in the statement of changes in equity.

        The cost of acquisition is the fair value of the group's contribution to the business combination in the form of assets transferred, shares issued or liabilities assumed at the acquisition date plus costs directly attributable to the acquisition.

        On acquisition date, goodwill is recognised when the cost of the acquisition exceeds the fair value of the group's interest in the net identifiable assets of the entity acquired. Goodwill is tested at each reporting date for impairment.

        The profit or loss realised on disposal or termination of an entity is calculated after taking into account the carrying value of any related goodwill.

        To the extent that the fair value of the net identifiable assets of the entity acquired exceeds the cost of acquisition, the excess is charged to the income statement on acquisition date.

Sasol Limited Group

Notes to the Financial Statements (Continued)

A.     Accounting policies and financial reporting terms (Continued)

Other intangible assets

        Intangible assets, other than goodwill (refer policy above on business combinations), are stated at cost less accumulated amortisation and impairment.

        These intangible assets are recognised if it is probable that future economic benefits will flow to the entity from the intangible assets and the costs of the intangible assets can be reliably measured.

        Intangible assets with finite useful lives are amortised on a straight-line basis over their estimated useful lives. The amortisation methods and estimated remaining useful lives are reviewed at least annually. Amortisation rates applied are provided in note 6.

        Intangible assets with indefinite useful lives are not amortised but are tested at each reporting date for impairment. The assessment that the estimated useful lives of these assets are indefinite is reviewed at least annually.

        Research and development    Research expenditure is charged to the income statement when incurred.

        Development expenditure relating to the production of new or substantially improved products or processes is capitalised if the costs can be measured reliably, the products or processes are technically feasible, future economic benefits are probable, and the group intends to and has sufficient resources to complete development and to use or sell the asset. All remaining development expenditure is charged to the income statement.

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

        Emission rights    Emission rights (allowances) received from a government or a government agency and expenditure incurred on purchasing allowances are capitalised as indefinite life intangible assets at the quoted market price on acquisition date and are subject to an annual impairment test.

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

Sasol Limited Group

Notes to the Financial Statements (Continued)

A.     Accounting policies and financial reporting terms (Continued)

non-current asset or disposal group is marketed at a price reasonable to its fair value and the disposal will be completed within one year from classification.

        Upon classification of a non-current asset or disposal group as held for sale it is reviewed for impairment. The impairment charged to the income statement is the excess of the carrying value of the non-current asset or disposal group over its expected fair value less costs to sell.

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

        Any adjustments required to be made on reclassification are recognised in the income statement on reclassification, and included in income from continuing operations.

        Where the disposal group was also classified as a discontinued operation, the subsequent classification as held for use also requires that the discontinued operation be included in continuing operations. Comparative information relating to the classification as a discontinued operation is restated accordingly.

Impairment of non-financial assets

        The group's non-financial assets, other than inventories and deferred tax assets, are reviewed at each reporting date or whenever events or changes in circumstances indicate that the carrying value may not be recoverable, to determine whether there is any indication of impairment. An impairment test is performed on all goodwill, intangible assets not yet in use and intangible assets with indefinite useful lives at each reporting date.

        The impairment charged to the income statement is the excess of the carrying value over the recoverable amount.

        Recoverable amounts are estimated for individual assets or, where an individual asset cannot generate cash inflows independently, the recoverable amount is determined for the larger cash-generating unit to which the asset belongs.

        With the exception of goodwill, a previously recognised impairment will be reversed insofar as estimates change as a result of an event occurring after the impairment was recognised. An impairment is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that

Sasol Limited Group

Notes to the Financial Statements (Continued)

A.     Accounting policies and financial reporting terms (Continued)

would have been determined had no impairment been recognised. A reversal of an impairment is recognised in the income statement.

        Exploration assets are tested for impairment when development of the property commences or whenever facts and circumstances indicate impairment. An impairment is recognised for the amount by which the exploration assets' carrying amount exceeds their recoverable amount. For the purpose for assessing impairment, the relevant exploration assets are included in the existing cash-generating units of producing properties that are located in the same geographic region.

Financial assets

        The group classifies its financial assets into the following categories:

  •
  held-to-maturity financial assets;

  •
  loans and receivables;

  •
  available-for-sale financial assets; and

  •
  derivative instruments (set out below).

        The classification is dependent on the purpose for which the financial asset is acquired. Management determines the classification of its financial assets at the time of the initial recognition and re-evaluates such designation at least at each reporting date.

        Financial assets are recognised on transaction date when the group becomes a party to the contracts and thus obtains rights to receive economic benefits and are derecognised when these rights no longer exist.

        Financial assets are stated initially on transaction date at fair value including transaction costs. Held-to-maturity financial assets and loans and receivables are subsequently stated at amortised cost using the effective interest rate method. Available-for-sale financial assets are subsequently stated at fair value at the reporting date.

        Unrealised gains and losses arising from revaluation of available-for-sale financial assets are recognised as other comprehensive income and included in the investment fair value reserve. On disposal or impairment of available-for-sale financial assets, cumulative unrealised gains and losses previously recognised in other comprehensive income are included respectively in determining the profit or loss on disposal of, or impairment charge relating to, that financial asset, which is recognised in the income statement.

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

Sasol Limited Group

Notes to the Financial Statements (Continued)

A.     Accounting policies and financial reporting terms (Continued)

        An assessment is performed at each reporting date to determine whether objective evidence exists that a financial asset is impaired. In the case of available-for-sale financial assets, a significant or prolonged decline in the fair value of the asset below its cost is considered an indicator of impairment. If any such evidence exists, the cumulative loss is removed as other comprehensive income from the investment fair value reserve and recognised in the income statement. Impairments charged to the income statement on available-for-sale financial assets are not reversed.

Derivative financial instruments and hedging activities

        All derivative financial instruments are initially recognised at fair value and are subsequently stated at fair value at the reporting date. Attributable transaction costs are recognised in the income statement when incurred. Resulting gains or losses on derivative instruments, excluding designated and effective hedging instruments, are recognised in the income statement.

        The group is exposed to market risks from changes in interest rates, foreign exchange rates and commodity prices. The group uses derivative instruments to hedge its exposure to these risks. To the extent that a derivative instrument has a maturity period of longer than one year, the fair value of these instruments will be reflected as a non-current asset or liability.

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

        Where a derivative instrument is designated as a cash flow hedge of an asset, liability or highly probable forecasted transaction, the effective part of any gain or loss arising on the derivative instrument is recognised as other comprehensive income and is classified as a cash flow hedge accounting reserve until the underlying transaction occurs. The ineffective part of any gain or loss is recognised in the income statement.

        If the forecasted transaction results in the recognition of a non-financial asset or non-financial liability, the associated gain or loss is transferred from the cash flow hedge accounting reserve, as other comprehensive income, to the underlying asset or liability on the transaction date. Other cash flow hedge gains or losses are recognised in the income statement at the same time as the hedged transaction occurs.

        When forward exchange contracts are entered into as fair value hedges, no hedge accounting is applied. All gains and losses on such contracts are recognised in the income statement.

Inventories

        Inventories are stated at the lower of cost and net realisable value.

Sasol Limited Group

Notes to the Financial Statements (Continued)

A.     Accounting policies and financial reporting terms (Continued)

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

Cost is determined as follows

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

Cash and cash equivalents

        Cash and cash equivalents are stated at carrying value which is deemed to be fair value. Bank overdrafts are offset against cash and cash equivalents in the statement of cash flows.

Cash restricted for use

        Cash which is subject to restrictions on its use is stated separately at carrying value in the statement of financial position.

Share capital

        Issued share capital is stated in the statement of changes in equity at the amount of the proceeds received less directly attributable issue costs.

Share repurchase programme

        When Sasol Limited's shares are repurchased by a subsidiary, the amount paid, including directly attributable costs, is disclosed as a deduction from shareholders' equity. Where such shares are subsequently reissued, any consideration received is included in the statement of changes in equity.

Debt

        Debt, which constitutes a financial liability, includes short-term and long-term debt. Debt is initially recognised at fair value, net of transaction costs incurred and is subsequently stated at amortised cost. Debt is classified as short-term unless an entity has an unconditional right to defer settlement of the

Sasol Limited Group

Notes to the Financial Statements (Continued)

A.     Accounting policies and financial reporting terms (Continued)

liability for at least twelve months after the reporting date. Debt is derecognised when the obligation in the contract is discharged, cancelled or has expired. Premiums or discounts arising from the difference between the fair value of debt raised and the amount repayable at maturity date are charged to the income statement as finance expenses based on the effective interest rate method.

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

        The capitalised amount is depreciated over the asset's useful life. Lease payments are allocated between capital repayments and finance expenses using the effective interest rate method.

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

        Long-term provisions are determined by discounting the expected future cash flows to their present value. The increase in discounted long-term provisions as a result of the passage of time is recognised as a finance expense in the income statement.

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

Sasol Limited Group

Notes to the Financial Statements (Continued)

A.     Accounting policies and financial reporting terms (Continued)

obligation which did not relate to the initial construction of a related asset are charged to the income statement.

        Ongoing rehabilitation expenditure    Ongoing rehabilitation expenditure is charged to the income statement.

Employee benefits

        Short-term employee benefits    Short-term employee benefits are those that are paid within twelve months after the end of the period in which the services have been rendered. Remuneration to employees is charged to the income statement. Provision is made for accumulated leave, incentive bonuses and other short-term employee benefits.

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

Sasol Limited Group

Notes to the Financial Statements (Continued)

A.     Accounting policies and financial reporting terms (Continued)

Share-based payments

        The group has equity-settled and cash-settled share-based compensation plans. The equity-settled schemes allow certain employees the option to acquire ordinary shares in Sasol Limited over a prescribed period. Such equity-settled share-based payments are measured at fair value at the date of the grant. The fair value determined at the grant date of the equity-settled share-based payments is charged as employee costs, with a corresponding increase in equity, on a straight-line basis over the period that the employees become unconditionally entitled to the options, based on management's estimate of the shares that will vest and adjusted for the effect of non market-based vesting conditions. These share options are not subsequently revalued.

        The cash-settled scheme allows certain senior employees the right to participate in the performance of the Sasol Limited share price, in return for services rendered, through the payment of cash incentives which are based on the market price of the Sasol Limited share. These rights are recognised as a liability at fair value in the statement of financial position until the date of settlement. The fair value of these rights is determined at each reporting date and the unrecognised cost amortised to the income statement as employee costs over the period that the employees provide services to the company.

        Fair value is measured using the Black Scholes, Binomial tree and Monte-Carlo option pricing models where applicable. The expected life used in the models has been adjusted, based on management's best estimate, for the effects of non-transferability, exercise restrictions and behavioural considerations such as volatility, dividend yield and the vesting period. The fair value takes into account the terms and conditions on which these incentives are granted and the extent to which the employees have rendered service to the reporting date.

Deferred income

        Incentives received are recognised on a systematic basis in the income statement over the periods necessary to match them with the related costs which they are intended to compensate.

        Incentives related to non-current assets are stated on the statement of financial position as deferred income and are charged to the income statement on a basis representative of the pattern of use of the asset to which the incentive relates.

Black economic empowerment (BEE) transactions

        To the extent that an entity grants shares or share options in a BEE transaction and the fair value of the cash and other assets received is less than the fair value of the shares or share options granted, such difference is charged to the income statement in the period in which the transaction becomes effective. Where the BEE transaction includes service conditions the difference will be charged to the income statement over the period of these service conditions. A restriction on the transfer of the shares or share options is taken into account in determining the fair value of the share or share option.

Taxation

        The income tax charge is determined based on net income before tax for the year and includes deferred tax and Secondary Taxation on Companies.

Sasol Limited Group

Notes to the Financial Statements (Continued)

A.     Accounting policies and financial reporting terms (Continued)

        Current tax    The current tax charge is the calculated tax payable on the taxable income for the year using enacted or substantively enacted tax rates and any adjustments to tax payable in respect of prior years.

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

        The provision for deferred tax is calculated using enacted or substantively enacted tax rates at the reporting date that are expected to apply when the asset is realised or liability settled. A deferred tax asset is recognised to the extent that it is probable that future taxable profits will be available against which the deferred tax asset can be realised.

        The provision of deferred tax assets and liabilities reflects the tax consequences that would follow from the expected recovery or settlement of the carrying amount of its assets and liabilities.

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

  •
  collectability is reasonably assured.

Sasol Limited Group

Notes to the Financial Statements (Continued)

A.     Accounting policies and financial reporting terms (Continued)

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

Construction contracts

        When the outcome of a construction contract can be estimated reliably, contract revenue and contract costs associated with that construction contract are recognised as revenue and expenses, respectively, by reference to the stage of completion of the contract activity at the reporting date. The stage of completion is generally based on physical progress, man-hours or costs incurred, based on the appropriate method for the type of contract.

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

Finance expenses

        Finance expenses are capitalised against qualifying assets as part of property, plant and equipment.

        Such finance expenses are capitalised over the period during which the asset is being acquired or constructed and borrowings have been incurred. Capitalisation ceases when construction is interrupted for an extended period or when the asset is substantially complete. Further finance expenses are charged to the income statement.

        Where funds are borrowed specifically for the purpose of acquiring or constructing a qualifying asset, the amount of finance expenses eligible for capitalisation on that asset is the actual finance expenses incurred on the borrowing during the period less any investment income on the temporary investment of those borrowings.

Sasol Limited Group

Notes to the Financial Statements (Continued)

A.     Accounting policies and financial reporting terms (Continued)

        Where funds are made available from general borrowings and used for the purpose of acquiring or constructing qualifying assets, the amount of finance expenses eligible for capitalisation is determined by applying a capitalisation rate to the expenditures on these assets. The capitalisation rate is the weighted average of the interest rates applicable to the borrowings of the group that are outstanding during the period, other than borrowings made specifically for the purpose of obtaining qualifying assets. The amount of finance expenses capitalised will not exceed the amount of borrowing costs incurred.

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

        The group has formed significant joint ventures to promote Sasol technology and products internationally. The group is promoting and marketing its gas-to-liquids (GTL) technology for converting remote or flared natural gas into new-generation, low-emission GTL diesel, GTL naphtha and other products. It is envisaged that Sasol Synfuels International (SSI) through the recent development of the GTL plants in Qatar and Nigeria will contribute to the growing of a global GTL business in the future.

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

Sasol Limited Group

Notes to the Financial Statements (Continued)

A.     Accounting policies and financial reporting terms (Continued)

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

        Sasol Gas sells gas under long-term contracts at a price determinable from the supply agreements. Turnover is recognised at the intake flange of the customer where it is metered, which is the point at which the title and risks and rewards of ownership passes to the customer, and where prices are determinable and collectability is reasonably assured. Gas analysis and tests of the specifications and content are performed prior to delivery.

        Transportation and handling costs are included in turnover when billed to customers in conjunction with the sale of a product. The related costs of sales are recognised in the same period as the turnover.

Sasol Synfuels

        Sasol Synfuels' activities include the production, using natural gas, from Sasol Gas, and synthesis gas derived from coal, supplied by Sasol Mining, using in-house technology to convert this into a wide range of liquid fuels intermediates and petrochemicals. Sasol Synfuels also provides chemical feedstock to, amongst others Sasol Polymers and Sasol Solvents.

        Sasol Synfuels sells synthetic fuels, chemical feedstock and industrial pipeline gas under contracts at prices determinable from the agreements. Turnover is recognised for the liquid fuel intermediates and petrochemicals when the title and risks and rewards of ownership pass to the customer, which is when the product has passed over the appropriate weigh bridge or flow meter, prices are fixed or determinable and collectability is reasonably assured.

Sasol Oil

        Sasol Oil is responsible for the group's crude oil refining activities and for blending and marketing of all liquid fuels and lubricants.

Sasol Limited Group

Notes to the Financial Statements (Continued)

A.     Accounting policies and financial reporting terms (Continued)

        Sasol Oil sells liquid fuels products under both short-term and long-term agreements for both retail sales and commercial sales including sales to other oil companies. The prices are regulated and fixed by South African law for retail sales, and the prices are fixed and determinable according to the specific contract with periodic price adjustments for commercial sales and sales to other oil companies. Laboratory tests of the fuel specifications and content are performed prior to delivery. Turnover is recognised under the following arrangements:

  •
  Commercial sales transactions and sales to other oil companies: when product is delivered to the customer site, which is the point where the risks and rewards of ownership and title of the product transfer to the customer, and collectability is reasonably assured.

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

Other

        This segment currently includes costs related to the pre-feasibility study for the expansion of our synthetic fuels capacity in South Africa known as Project Mafutha.

International energy cluster

Sasol Synfuels International (SSI)

        SSI is responsible for developing, implementing and managing international business ventures based on Sasol's Fischer-Tropsch synthesis technology. SSI is also involved in the development of GTL fuels and production of other chemical products from GTL derived feedstock.

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

Sasol Limited Group

Notes to the Financial Statements (Continued)

A.     Accounting policies and financial reporting terms (Continued)

Sasol Petroleum International (SPI)

        SPI develops and manages upstream interests in oil and gas exploration and production in Mozambique, South Africa, Gabon, Equatorial Guinea and Nigeria. It produces gas from Mozambique's Temane field and oil in Gabon through its share in the offshore Etame field.

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

        The businesses in the chemical cluster sell much of their products under contracts at prices determinable from such agreements. Turnover is recognised upon delivery to the customer which in accordance with the related contract terms, is the point at which the title and risks and rewards of ownership transfer to the customer, prices are determinable and collectability is reasonably assured. Turnover on consignment sales is recognised on consumption by the customer, when title and the risks and rewards of ownership pass to the customer, prices are determinable and collectability is reasonably assured. Product quality is safeguarded through quality assurance programmes.

Sasol Limited Group

Notes to the Financial Statements (Continued)

A.     Accounting policies and financial reporting terms (Continued)

        The date of delivery related to the above Chemical cluster is determined in accordance with the contractual agreements entered into with customers which are briefly summarised as follows:

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

Critical accounting estimates and judgements

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

        Management continually evaluate estimates and judgements based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Sasol Limited Group

Notes to the Financial Statements (Continued)

A.     Accounting policies and financial reporting terms (Continued)

Comparative figures

        Comparative figures are reclassified or restated as necessary to afford a proper and more meaningful comparison of results as set out in the affected notes to the financial statements.

        During the year under review the group reclassified amounts included in long-term receivables as part of property, plant and equipment, having risks and rewards more closely aligned to those incidental to ownership.

        Sasol Italy has reviewed its post retirement pension benefit obligations and has reclassified the amounts related to post retirement pension benefit obligations from long-term provisions to post-retirement benefit obligations.

        Certain additional disclosure has been provided in respect of the current year. To the extent practicable, comparative information has also been provided.

Sasol Limited Group
Notes to the Financial Statements (Continued)

B.    Business segment information

	Property, plant and equipment, assets under construction and other intangible assets		Other non-current assets*		Current assets		Total consolidated assets*		Non-current liabilities*		Current liabilities*		Total consolidated liabilities*

	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007

	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm
South African Energy cluster	30,299	27,974	610	421	17,895	11,799	48,804	40,194	7,007	7,149	8,135	5,991	15,142	13,140
Mining	4,112	3,912	386	329	776	596	5,274	4,837	746	743	788	624	1,534	1,367
Gas	5,421	5,324	16	24	533	450	5,970	5,798	2,285	2,498	404	380	2,689	2,878
Synfuels	16,486	14,655	111	42	1,675	1,467	18,272	16,164	1,874	1,684	1,472	1,281	3,346	2,965
Oil	4,280	4,083	97	26	14,906	9,286	19,283	13,395	2,102	2,224	5,471	3,706	7,573	5,930
Other	—	—	—	—	5	—	5	—	—	—	—	—	—	—
International Energy cluster	8,806	12,822	5	659	6,331	1,785	15,142	15,266	3,768	6,191	1,812	1,394	5,580	7,585
Synfuels International	4,928	9,956	5	659	5,959	1,488	10,892	12,103	2,813	5,191	1,482	908	4,295	6,099
Petroleum International	3,878	2,866	—	—	372	297	4,250	3,163	955	1,000	330	486	1,285	1,486
Chemical cluster	38,201	33,911	3,565	2,606	27,935	19,668	69,701	56,185	7,567	6,271	11,735	7,766	19,302	14,037
Polymers	19,239	17,513	1,641	1,241	4,496	2,968	25,376	21,722	2,914	2,119	2,349	1,324	5,263	3,443
Solvents	9,457	8,647	454	352	5,458	4,550	15,369	13,549	646	1,067	1,706	1,329	2,352	2,396
Olefins & Surfactants	5,914	4,771	746	524	12,111	8,454	18,771	13,749	2,361	1,703	5,049	3,463	7,410	5,166
Other	3,591	2,980	724	489	5,870	3,696	10,185	7,165	1,646	1,382	2,631	1,650	4,277	3,032
Other businesses	1,624	1,144	726	308	2,662	5,123	5,012	6,575	6,822	4,015	4,303	7,250	11,125	11,265

Total	78,930	75,851	4,906	3,994	54,823	38,375	138,659	118,220	25,164	23,626	25,985	22,401	51,149	46,027

*
Excludes tax and deferred tax.

Sasol Limited Group
Notes to the Financial Statements (Continued)

B.    Business segment information (Continued)

	External turnover			Intersegment turnover			Total turnover			Translation gains/(losses)			Effect of remeasurement items (before tax) (refer note 41)			Operating profit/(losses)			Contribution to attributable earnings

	2008	2007	2006	2008	2007	2006	2008	2007	2006	2008	2007	2006	2008	2007	2006	2008	2007	2006	2008	2007	2006

	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm		Rm	Rm	Rm	Rm	Rm	Rm	Rm
South African Energy cluster	58,515	42,561	36,338	46,275	34,458	30,773	104,790	77,019	67,111	96	(160)	(39)	(116)	291	(73)	28,048	21,775	18,684	18,251	14,090	12,323
Mining	2,470	1,694	1,517	5,009	4,348	3,949	7,479	6,042	5,466	(7)	(11)	2	(7)	(13)	(16)	1,393	1,171	1,227	1,053	814	813
Gas	2,563	2,075	1,663	2,134	1,627	1,546	4,697	3,702	3,209	(6)	(8)	(10)	(104)	370	138	1,785	1,936	1,526	904	1,163	842
Synfuels	982	976	915	38,634	28,108	24,734	39,616	29,084	25,649	(5)	1	(35)	(25)	(64)	(187)	19,416	16,251	13,499	13,582	11,076	9,278
Oil	52,500	37,816	32,243	498	375	544	52,998	38,191	32,787	114	(142)	4	20	(2)	(8)	5,507	2,417	2,432	2,765	1,037	1,390
Other	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(53)	—	—	(53)	—	—
International Energy cluster	3,016	842	810	748	623	588	3,764	1,465	1,398	(2)	(47)	22	(369)	—	(82)	383	(463)	(42)	318	(726)	(100)
Synfuels International	1,788	65	161	5	—	—	1,793	65	161	(16)	(15)	(18)	(396)	—	—	(621)	(763)	(642)	(189)	(653)	(366)
Petroleum International	1,228	777	649	743	623	588	1,971	1,400	1,237	14	(32)	40	27	—	(82)	1,004	300	600	507	(73)	266
Chemical cluster	68,187	54,296	45,097	5,509	4,584	4,186	73,696	58,880	49,283	153	(46)	133	(294)	538	(4,107)	6,605	4,292	(1,477)	5,627	3,921	(1,446)
Polymers	11,162	9,305	7,537	142	105	102	11,304	9,410	7,639	296	12	29	12	(9)	(17)	1,511	1,089	822	1,485	1,443	985
Solvents	15,585	12,509	10,485	1,597	1,257	1,181	17,182	13,766	11,666	404	(1)	128	(104)	(146)	105	2,382	1,104	908	2,015	742	806
Olefins & Surfactants	28,125	22,012	18,545	655	570	550	28,780	22,582	19,095	32	(48)	(11)	27	707	(4,143)	1,512	1,140	(3,567)	1,279	1,241	(3,360)
Other	13,315	10,470	8,530	3,115	2,652	2,353	16,430	13,122	10,883	(579)	(9)	(13)	(229)	(14)	(52)	1,200	959	360	848	495	123
Other businesses	225	428	150	4,048	2,416	1,301	4,273	2,844	1,451	53	21	127	81	311	(10)	(1,220)	17	47	(1,779)	(255)	(371)

Total	129,943	98,127	82,395	56,580	42,081	36,848	186,523	140,208	119,243	300	(232)	243	(698)	1,140	(4,272)	33,816	25,621	17,212	22,417	17,030	10,406

Sasol Limited Group
Notes to the Financial Statements (Continued)

B.    Business segment information (Continued)

	Cash flow information									Capital commitments
	Cash flow from operations (refer note 49)			Depreciation and amortisation			Additions to non-current assets			Property, plant and equipment			Other intangible assets			Number of employees

	2008	2007	2006	2008	2007	2006	2008	2007	2006	2008	2007	2006	2008	2007	2006	2008	2007	2006

	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm
South african Energy cluster	30,297	23,031	21,048	(2,146)	(2,026)	(2,036)	4,531	3,578	4,495	13,575	9,501	4,029	12	16	28	14,525	13,754	15,132
Mining	2,097	1,819	1,896	(650)	(659)	(646)	997	927	782	781	654	676	9	10	6	7,329	6,904	7,084
Gas	2,193	1,863	1,724	(289)	(271)	(258)	466	214	142	1,110	1,410	212	—	—	—	218	217	194
Synfuels	20,062	16,553	14,351	(720)	(631)	(661)	2,305	1,874	2,847	10,656	6,864	2,682	1	6	21	4,791	4,586	6,135
Oil	5,998	2,796	3,077	(487)	(465)	(471)	762	563	724	1,028	573	459	2	—	1	2,187	2,047	1,719
Other	(53)	—	—	—	—	—	1	—	—	—	—	—	—	—	—	—	—	—
International Energy cluster	2,406	1,094	1,476	(537)	(346)	(258)	2,637	3,415	1,947	7,198	5,902	5,791	9	1	26	730	855	548
Synfuels International	1,168	540	561	(286)	(90)	(17)	1,508	2,544	1,748	3,448	3,414	4,095	1	1	15	458	629	364
Petroleum International	1,238	554	915	(251)	(256)	(241)	1,129	871	199	3,750	2,488	1,696	8	—	11	272	226	184
Chemical cluster	9,144	5,758	4,573	(2,365)	(1,529)	(1,881)	3,168	4,642	6,692	3,398	2,747	4,504	33	13	8	12,842	12,242	13,147
Polymers	2,483	1,874	1,396	(783)	(544)	(404)	1,001	2,042	4,365	559	753	2,210	19	3	2	2,178	1,815	2,393
Solvents	2,947	1,682	1,260	(477)	(434)	(395)	939	1,087	1,039	1,021	946	1,411	10	—	—	1,839	1,754	1,781
Olefins & Surfactants	2,060	945	1,301	(775)	(219)	(768)	555	1,095	1,008	912	443	762	3	7	—	3,143	3,279	3,527
Other	1,654	1,257	616	(330)	(332)	(314)	673	418	280	906	605	121	1	3	6	5,682	5,394	5,446
Other businesses	297	(192)	1,187	(164)	(121)	(101)	519	410	162	782	387	242	41	8	—	5,831	5,009	2,633

Total	42,144	29,691	28,284	(5,212)	(4,022)	(4,276)	10,855	12,045	13,296	24,953	18,537	14,566	95	38	62	33,928	31,860	31,460

Sasol Limited Group
Notes to the Financial Statements (Continued)

B.    Business segment information (Continued)

Geographic segment information

	Total turnover			External turnover			Operating profit/(loss)			Total consolidated assets*		Additions to non-current assets (by location of assets)		Capital commitments of non-current assets

	2008	2007	2006	2008	2007	2006	2008	2007	2006	2008	2007	2008	2007	2008	2007

	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm
South Africa	122,533	91,490	78,203	67,632	50,908	42,909	26,877	22,259	18,541	79,511	70,320	6,914	6,538	16,850	11,804
Rest of Africa	7,842	6,373	5,164	7,098	5,747	5,150	1,044	701	1,254	10,067	12,580	2,060	2,775	6,380	5,370
Mozambique	898	899	188	154	275	174	462	(13)	483	4,611	4,254	909	536	3,439	2,192
Nigeria	456	142	190	456	140	190	(298)	(15)	(6)	4,350	7,288	1,012	2,046	2,674	2,986
Rest of Africa	6,488	5,332	4,786	6,488	5,332	4,786	880	729	777	1,106	1,038	139	193	267	192
Europe	29,882	23,060	18,545	29,204	22,448	17,836	3,263	1,757	(1,632)	22,115	14,944	988	832	1,340	764
Germany	8,904	7,060	5,313	8,262	6,513	4,909	114	190	(20)	9,917	7,527	469	590	940	208
Italy	3,738	3,154	2,533	3,734	3,153	2,533	115	1,108	(2,335)	4,105	2,615	145	158	232	168
Rest of Europe	17,240	12,846	10,699	17,208	12,782	10,394	3,034	459	723	8,093	4,802	374	84	168	388
North America	14,148	11,310	10,403	14,094	11,258	9,839	991	691	(1,220)	8,177	6,551	89	400	302	76
United States of America	12,926	10,398	9,578	12,872	10,346	9,048	905	779	(1,223)	8,006	6,418	89	400	302	76
Rest of North America	1,222	912	825	1,222	912	791	86	(88)	3	171	133	—	—	—	—
South America	2,592	1,387	1,249	2,592	1,387	1,249	849	(5)	(18)	453	225	—	1	—	—
Southeast Asia and Australasia	2,628	1,943	1,420	2,548	1,890	1,420	581	214	171	2,241	1,626	7	7	—	—
Middle East and India	2,740	1,695	1,565	2,733	1,672	1,536	(7)	(125)	64	14,059	10,798	729	1,343	164	480
Iran	301	103	104	298	82	91	(45)	(3)	24	8,346	5,804	457	774	96	332
Qatar	154	19	74	151	11	59	(298)	(282)	(104)	5,044	4,472	268	564	68	148
Rest of Middle East and India	2,285	1,573	1,387	2,284	1,579	1,386	336	160	144	669	522	4	5	—	—
Far East	4,158	2,950	2,694	4,042	2,817	2,456	218	129	52	2,036	1,176	68	149	12	81

	186,523	140,208	119,243	129,943	98,127	82,395	33,816	25,621	17,212	138,659	118,220	10,855	12,045	25,048	18,575

*
Excludes deferred tax.

Sasol Limited Group

Notes to the Financial Statements (Continued)

C.    Other explanatory notes to the financial statements

Changes to comparative information

Note
Reclassification of comparative information	1
Accounting standards not yet effective	2

1      Reclassification of comparative information

1.1   Reclassification from long-term provisions to post-retirement benefit obligations

        The group has reclassified amounts from an employee fund in Italy, previously included in long-term provisions, as part of post-retirement benefit obligations, having risks and rewards more closely aligned to those of pension benefits. Management concluded that the classification of these amounts as post-retirement benefit obligations better reflects the underlying nature of the liability. The reclassification had no impact on earnings.

        The effect of the reclassification in the statement of financial position is:

2007
Rm
Post-retirement benefit obligations
Balance as previously reported	3,661
Effect of reclassification from long-term provisions	120

Restated balance	3,781

2007
Rm
Long-term provisions
Balance as previously reported	3,788
Effect of reclassification to post-retirement benefit obligations	(120)

Restated balance	3,668

1.2   Reclassification from long-term receivables and prepaid expenses to property, plant and equipment

        The group has reclassified amounts previously included in long-term receivables as part of property, plant and equipment, having risks and rewards more closely aligned to those incidental to ownership. Management concluded that the classification of these amounts as property, plant and equipment better reflects the underlying nature of the asset. The reclassification had no impact on earnings, other than the nature of the expense recognised being reclassified to that of depreciation on property, plant and equipment.

Sasol Limited Group

Notes to the Financial Statements (Continued)

1      Reclassification of comparative information (Continued)

        The effect of the reclassification in the statement of financial position is:

2007
Rm
Property, plant and equipment
Cost as previously reported	99,159
Accumulated depreciation and impairment as previously reported	(48,644)

Carrying value as previously reported	50,515
Effect of reclassification from long-term receivables and prepaid expenses	103
Costs capitalised in previous years	150
Increase in depreciation in previous years	(47)
Reclassification to depreciation during current year	(7)
Restated balance	50,611

Cost	99,309
Accumulated depreciation and impairment	(48,698)

2007
Rm
Long-term receivables and prepaid expenses
Balance as previously reported	1,674
Effect of reclassification to property, plant and equipment	(89)
Long-term receivables and prepaid expenses in previous years	(96)
Short-term portion of long-term receivables in previous years	7

Restated balance	1,585

2      Accounting standards not yet effective

        The following accounting standards, interpretations and amendments to published accounting standards which are relevant to the group but not yet effective, have not been adopted in the current year:

IAS 23 (Revised) Borrowing Costs

        The effective date for adoption of this standard is for periods commencing on or after 1 July 2009. This standard will be adopted by the group for the year ending 30 June 2010. The standard will have minimal impact on the financial statements of the group as it is the group's current policy to capitalise borrowing costs on qualifying assets.

IAS 27 (Amendment) Consolidated and Separate Financial Statements

        The effective date for adoption of this standard is for periods commencing on or after 1 July 2009. This standard will be adopted by the group for the year ending 30 June 2010. Management is in the process of considering the relevant financial implications. This standard is, however, expected to have a minimal impact on the group.

Sasol Limited Group

Notes to the Financial Statements (Continued)

2      Accounting standards not yet effective (Continued)

IFRS 3 (Revised) Business Combinations

        The effective date for adoption of this standard is for periods commencing on or after 1 July 2009. This standard will be adopted by the group for the year ending 30 June 2010. All business combinations entered into after the effective date will be accounted for in accordance with this standard.

IFRIC 16 Hedges of a Net Investment in a Foreign Operation

        The effective date for adoption of this interpretation is for periods commencing on or after 1 October 2008. The interpretation will be adopted by the group for the year ending 30 June 2010. This interpretation is not expected to have a material impact on the group as the group does not currently have hedges on any net investments in foreign operations.

IAS 39 (Amendment) Eligible Hedged Items

        The effective date for adoption of this standard is for periods commencing on or after 1 July 2009. This standard will be adopted by the group for the year ending 30 June 2010. This standard is not expected to have a material impact on the group as the group does not apply hedge accounting in the situations as described in the amendment.

IFRS 1 and IAS 27 (Amendment) Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate

        The effective date for adoption of this standard is for periods commencing on or after 1 January 2009. This standard will be adopted by the group for the year ending 30 June 2010. The cost of subsidiaries, jointly controlled entities and associates acquired after the effective date will be accounted for in accordance with this standard.

IFRS 5 (Amendment) Non-current Assets Held for Sale and Discontinued Operations

        The effective date for adoption of this standard is for periods commencing on or after 1 July 2009. This standard will be adopted by the group for the year ending 30 June 2009. Management is in the process of considering the relevant financial implications. This standard is, however, expected to have a minimal impact on the group.

Various improvements to IFRSs

        A number of standards have been amended as part of the IASB's improvement project. Management is in the process of considering the relevant amendments to the standards and determining the financial implications and impact on the group.

Sasol Limited Group

Notes to the Financial Statements (Continued)

Non-current assets

	Note	2008	2007

		Rm	Rm
Property, plant and equipment	3	66,273	50,611
Assets under construction	4	11,693	24,611
Goodwill	5	874	586
Other intangible assets	6	964	629
Investments in securities	7	557	472
Investments in associates	8	830	692
Post-retirement benefit assets	9	571	363
Long-term receivables and prepaid expenses	10	1,385	1,585
Long-term financial assets	11	689	296
Deferred tax assets	23	1,453	845

		85,289	80,690

Sasol Limited Group

Notes to the Financial Statements (Continued)

3      Property, plant and equipment

	Note	2008	2007

		Rm	Rm
Cost
Balance at beginning of year (adjusted for reclassification)	1	99,309	68,844
Acquisition of businesses	54	(222)	31
Additions		2,111	1,620
to enhance existing operations		1,712	1,225
to expand operations		399	395
Finance expenses capitalised	39	6	8
Transfer from assets under construction	4	16,698	10,121
Net transfer to other intangible assets	6	(3)	(6)
Transfer to inventories		(148)	(3)
Net reclassification from held for sale		—	19,550
Translation of foreign operations	46	7,031	441
Disposal of businesses	55	(2)	—
Disposals and scrapping		(1,254)	(1,297)

Balance at end of year		123,526	99,309

Comprising
Land		885	716
Buildings and improvements		6,946	4,571
Retail convenience centres		1,184	1,094
Plant, equipment and vehicles		104,108	83,263
Mineral assets		10,403	9,665

		123,526	99,309

Accumulated depreciation and impairment
Balance at beginning of year (adjusted for reclassification)	1	48,698	28,915
Acquisition of businesses	54	(322)	—
Current year charge	34	5,020	3,743
Impairment of property, plant and equipment	41	447	19
Reversal of impairment of property, plant and equipment	41	(381)	—
Fair value write-down of disposal group held for sale		—	—
Reversal of fair value write-down of disposal group held for sale		—	(486)
Net transfer from/(to) other intangible assets	6	2	(4)
Transfer to inventories		(51)	(3)
Net reclassification from held for sale		—	17,084
Translation of foreign operations	46	4,949	481
Disposal of businesses	55	—	(2)
Disposals and scrapping		(1,109)	(1,049)

Balance at end of year		57,253	48,698

Sasol Limited Group

Notes to the Financial Statements (Continued)

3      Property, plant and equipment (Continued)

	Note	2008	2007

		Rm	Rm
Comprising
Land		253	178
Buildings and improvements		3,352	2,514
Retail convenience centres		222	172
Plant, equipment and vehicles		48,417	41,282
Mineral assets		5,009	4,552

		57,253	48,698

Carrying value
Land		632	538
Buildings and improvements		3,594	2,057
Retail convenience centres		962	922
Plant, equipment and vehicles		55,691	41,981
Mineral assets		5,394	5,113

Balance at end of year		66,273	50,611

Business segmentation
South African Energy cluster		25,752	22,071
Mining		3,962	3,508
Gas		5,097	5,222
Synfuels		12,853	9,589
Oil		3,840	3,752
International Energy cluster		5,928	5,875
Synfuels International		4,240	4,036
Petroleum International		1,688	1,839
Chemical cluster		33,660	22,016
Polymers		16,506	8,665
Solvents		8,922	6,707
Olefins & Surfactants		5,358	4,038
Other		2,874	2,606
Other businesses		933	649

Total operations		66,273	50,611

Sasol Limited Group

Notes to the Financial Statements (Continued)

3      Property, plant and equipment (Continued)

2008	Land	Buildings and improvements	Retail convenience centres	Plant, equipment and vehicles	Mineral assets	Total

	Rm	Rm	Rm	Rm	Rm	Rm
Cost
Balance at beginning of year (adjusted for reclassification)	716	4,571	1,094	83,263	9,665	99,309
Acquisition of businesses	—	—	—	(222)	—	(222)
Additions	4	91	54	1,118	844	2,111
to enhance existing operations	4	86	—	778	844	1,712
to expand operations	—	5	54	340	—	399
Finance expenses capitalised	—	—	—	6	—	6
Reclassification of property, plant and equipment	18	96	—	(90)	(24)	—
Transfer from assets under construction	—	1,504	39	14,757	398	16,698
Net transfer to other intangible assets	—	—	—	—	(3)	(3)
Transfer to inventories	—	(2)	—	(11)	(135)	(148)
Translation of foreign operations	149	710	1	6,124	47	7,031
Disposal of businesses	—	—	—	(2)	—	(2)
Disposals and scrapping	(2)	(24)	(4)	(835)	(389)	(1,254)

Balance at 30 June 2008	885	6,946	1,184	104,108	10,403	123,526

Accumulated depreciation and impairment
Balance at beginning of year (adjusted for reclassification)	178	2,514	172	41,282	4,552	48,698
Acquisition of businesses	—	—	—	(322)	—	(322)
Current year charge	1	262	51	3,849	857	5,020
Impairment of property, plant and equipment	16	68	—	363	—	447
Reversal of impairment of property, plant and equipment	—	(14)	—	(367)	—	(381)
Reclassification of property, plant and equipment	5	51	—	(56)	—	—
Transfer from other intangible assets	—	—	—	2	—	2
Transfer to inventories	—	—	—	(1)	(50)	(51)
Translation of foreign operations	53	489	1	4,371	35	4,949
Disposals and scrapping	—	(18)	(2)	(704)	(385)	(1,109)

Balance at 30 June 2008	253	3,352	222	48,417	5,009	57,253

Carrying value at 30 June 2008	632	3,594	962	55,691	5,394	66,273

Carrying value at 30 June 2007	538	2,057	922	41,981	5,113	50,611

Sasol Limited Group

Notes to the Financial Statements (Continued)

3      Property, plant and equipment (Continued)

	2008	2007

	Rm	Rm
Additions to property, plant and equipment (cash flow)
To enhance existing operations	1,768	1,149
current year additions	1,712	1,225
adjustments for non-cash items movement in environmental provisions capitalised	56	(76)
To expand operations	399	395
current year additions	399	395
adjustments for non-cash items mineral rights received	—	—

Per the statement of cash flows	2,167	1,544

Additional disclosures
Leased assets
Carrying value of capitalised leased assets (included in plant, equipment and vehicles)	845	856
cost	1,228	1,207
accumulated depreciation	(383)	(351)
Finance lease additions included in additions above	55	77
Replacement information
Estimated replacement cost of property, plant and equipment	343,602	274,352
Cost of assets not replaceable	2,845	2,608
Cost price of fully depreciated and fully impaired assets still in use	17,005	13,419
Carrying value of assets committed as security for debt (refer note 18)	12,966	11,216

Depreciation rates
Buildings and improvements	2–5%
Retail convenience centres	3–5%
Plant	4–25%
Equipment	10–33%
Vehicles	20–33%
Mineral assets	Life of related reserve base

        The estimation of the useful lives of property, plant and equipment is based on historic performance as well as expectations about future use and therefore requires a significant degree of judgement to be applied by management. These depreciation rates represent management's current best estimate of the useful lives of the assets.

Sasol Limited Group

Notes to the Financial Statements (Continued)

3      Property, plant and equipment (Continued)

Capital commitments

        Capital commitments, excluding capitalised interest, include all projects for which specific board approval has been obtained up to the reporting date. Projects still under investigation for which specific board approvals have not yet been obtained are excluded from the following:

	2008	2007

	Rm	Rm
Authorised and contracted for	24,258	28,367
Authorised but not yet contracted for	17,662	11,697
Less expenditure to the end of year	(16,967)	(21,527)

	24,953	18,537

to enhance existing operations	8,567	8,822
to expand operations	16,386	9,715
Comprising
Subsidiary companies	21,755	14,409
Proportionate share of joint ventures	3,198	4,128
as per joint venture disclosure	675
Escravos GTL (EGTL)*	2,523

	24,953	18,537

*
Relates to the capital commitments of Sasol's 37,5% interest in EGTL that has been been classified as an asset held for sale (refer note 12).

	2008	2007

	Rm	Rm
Estimated expenditure
Within one year	16,973	12,671
One to two years	5,382	4,105
Two to three years	1,861	1,095
Three to four years	353	291
Four to five years	169	136
More than five years	215	239

	24,953	18,537

Sasol Limited Group

Notes to the Financial Statements (Continued)

3      Property, plant and equipment (Continued)

	2008	2007

	Rm	Rm
Business segmentation
South African Energy cluster	13,575	9,501
Mining	781	654
Gas	1,110	1,410
Synfuels	10,656	6,864
Oil	1,028	573
International Energy cluster	7,198	5,902
Synfuels International	3,448	3,414
Petroleum International	3,750	2,488
Chemical cluster	3,398	2,747
Polymers	559	753
Solvents	1,021	946
Olefins & Surfactants	912	443
Other	906	605
Other businesses	782	387

Total operations	24,953	18,537

Sasol Limited Group

Notes to the Financial Statements (Continued)

3      Property, plant and equipment (Continued)

Significant commitments at 30 June 2008 include:

Project	Business unit	2008	2007

		Rm	Rm
Mozambique natural gas pipeline	Gas	889	1,133
Open cycle turbine—power generation	Synfuels	2,321	2,003
Gas heat exchange reformers	Synfuels	1,259	1,292
16th Oxygen train	Synfuels	1,140	—
Oxygen ESD replacement	Synfuels	472	271
10th SAS Reactor	Synfuels	431	491
Electrical infrastructure expansion	Synfuels	405	140
Project Turbo	Synfuels	338	418
Combined waste heat boilers	Synfuels	271	—
Air heaters	Synfuels	268	—
Benzene specifications	Synfuels	203	214
Alterations to dispatch loading area	Oil	240	47
Escravos GTL (EGTL)(1)	Synfuels International	2,523	2,694
3rd Catalyst plant	Synfuels International	690	—
Mozambique development	Petroleum International	3,359	1,988
Ethylene Purification Unit 5	Polymers	218	—
2nd Maleic Anhydride train	Solvents	488	—
2nd methyl iso-butyl ketone plant	Solvents	236	269
Infrachem laboratory	Infrachem	224	8
Other smaller projects	Various	8,978	7,569

		24,953	18,537

(1)
Sasol provides risk based financing for 50% of the capital expenditure on the EGTL venture (refer note 12).

Funding

        Capital expenditure will be financed from funds generated out of normal business operations, existing borrowing facilities and specific project financing.

Sasol Limited Group

Notes to the Financial Statements (Continued)

4      Assets under construction

	Note	2008	2007

		Rm	Rm
Cost
Balance at beginning of year		24,611	23,176
Acquisition of businesses	54	(16)	—
Disposal of businesses	55	—	(1)
Additions		8,886	10,475
to enhance existing operations		4,023	3,918
to expand operations		4,863	6,557
Finance expenses capitalised	39	1,580	981
Impairment of assets under construction	41	(371)	—
Reversal of fair value write-down of disposal group held for sale		—	134
Transfer to inventories		—	(248)
Reclassification of Escravos GTL to held for sale	12	(7,235)	—
Net reclassification from held for sale		—	757
Projects capitalised		(16,809)	(10,218)
property, plant and equipment	3	(16,698)	(10,121)
intangible assets	6	(111)	(97)
Translation of foreign operations	46	1,066	(349)
Disposals and scrapping		(19)	(96)

Balance at end of year		11,693	24,611

Comprising
Property, plant and equipment under construction		10,618	24,123
Other intangible assets under construction		164	42
Exploration assets		911	446

		11,693	24,611

Business segmentation
South African Energy cluster		4,350	5,626
Mining		147	396
Gas		308	82
Synfuels		3,550	4,959
Oil		345	189
International Energy cluster		2,845	6,894
Synfuels International		664	5,890
Petroleum International		2,181	1,004
Chemical cluster		3,836	11,620
Polymers		2,675	8,844
Solvents		291	1,749
Olefins & Surfactants		287	703
Other		583	324
Other businesses		662	471

		11,693	24,611

Sasol Limited Group

Notes to the Financial Statements (Continued)

4      Assets under construction (Continued)

2008	Property, plant and equipment under construction	Other intangible assets under construction	Exploration assets	Total

	Rm	Rm	Rm	Rm
Cost
Balance at 30 June 2007	24,123	42	446	24,611
Acquisition of businesses	(16)	—	—	(16)
Additions	8,319	139	428	8,886
to enhance existing operations	3,917	106	—	4,023
to expand operations	4,402	33	428	4,863
Finance expenses capitalised	1,580	—	—	1,580
Impairment of assets under construction	(371)	—	—	(371)
Reclassification of assets under construction	(85)	85	—	—
Reclassification of Escravos GTL to held for sale	(7,235)	—	—	(7,235)
Projects capitalised	(16,698)	(111)	—	(16,809)
Translation of foreign operations	1,020	9	37	1,066
Disposals and scrapping	(19)	—	—	(19)

Balance at 30 June 2008	10,618	164	911	11,693

	Note	2008	2007

		Rm	Rm
Additions to assets under construction (cash flow)
To enhance existing operations		3,825	3,933
current year additions		4,023	3,918
adjustments for non-cash items
cash flow hedge accounting		(198)	21
environmental provisions capitalised		—	(6)
To expand operations		4,846	6,546
current year additions		4,863	6,557
adjustments for non-cash items
cash flow hedge accounting		(17)	(11)

Per the statement of cash flows		8,671	10,479

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

Capital expenditure

Significant projects to enhance operations include:

        The most significant expenditure to enhance existing operations is at Sasol Synfuels including the sulphuric acid plant amounting to R280 million (2007—R364 million) and Benzene specification

Sasol Limited Group

Notes to the Financial Statements (Continued)

4      Assets under construction (Continued)

amounting to R116 million (2007—Rnil million). Other projects include mining renewal, refurbishment projects and smaller waste and environment related projects.

Significant projects to expand operations include:

Project	Business unit	2008	2007

		Rm	Rm
16th Oxygen train	Synfuels	304	—
Sasol Oil distribution network	Oil	223	91
Oryx GTL and Escravos GTL	Synfuels International	865	2,426
2nd Catalyst plant, Netherlands	Synfuels International	366	—
Mozambique expansion	Petroleum International	454	266
Petroleum West Africa development	Petroleum International	235	339
Project Turbo	Polymers	362	1,169
Arya Sasol Polymers (Iran)	Polymers	457	774
2nd and 3rd Octene trains	Solvents	323	708
Other smaller projects	Various	1,257	773

		4,846	6,546

5      Goodwill

	Note	2008	2007

		Rm	Rm
Balance at beginning of year		586	266
Acquisition of businesses	54	144	212
Impairment	41	—	(4)
Fair value write-down of disposal group held for sale		—	—
Reversal of fair value write-down of disposal group held for sale		—	201
Reclassification to held for sale		—	(94)
Translation of foreign operations	46	144	5

Carrying value at end of year		874	586

Business segmentation
Olefins & Surfactants		250	198
Solvents		249	194
Wax		195	81
Nitro		95	95
Oil		85	18

Total operations		874	586

        The recoverable amount of goodwill is determined annually based on value-in-use calculations as described in note 41.

Sasol Limited Group

Notes to the Financial Statements (Continued)

6      Other intangible assets

	Note	2008	2007

		Rm	Rm
Cost
Balance at beginning of year		2,861	2,188
Acquisition of businesses	54	49	10
Additions		274	74
to enhance existing operations		267	70
to expand operations		7	4
Net transfer from property, plant and equipment	3	3	6
Assets under construction capitalised	4	111	97
Transfer from inventories		1	—
Net reclassification from held for sale		—	882
Translation of foreign operations	46	315	37
Disposals and scrapping		(622)	(433)

Balance at end of year		2,992	2,861

Comprising
Software		1,177	1,461
Patents and trademarks		896	633
Emission rights		305	59
Other intangible assets		614	708

		2,992	2,861

Sasol Limited Group

Notes to the Financial Statements (Continued)

6      Other intangible assets (Continued)

	Note	2008	2007

		Rm	Rm
Accumulated amortisation and impairment
Balance at beginning of year		2,232	1,413
Acquisition of businesses		(7)	—
Current year charge	34	192	279
Impairment of assets	41	3	167
Fair value write-down of disposal group held for sale		—	18
Net transfer (to)/from property, plant and equipment	3	(2)	4
Net reclassification from held for sale	12	—	593
Translation of foreign operations	46	196	19
Disposals and scrapping		(586)	(261)

Balance at end of year		2,028	2,232

Comprising
Software		932	1,197
Patents and trademarks		738	581
Emission rights		7	55
Other intangible assets		351	399

		2,028	2,232

Carrying value
Software		245	264
Patents and trademarks		158	52
Emission rights		298	4
Other intangible assets		263	309

		964	629

Sasol Limited Group

Notes to the Financial Statements (Continued)

6      Other intangible assets (Continued)

2008	Software	Patents and trademarks	Emission rights	Other intangible assets	Total

	Rm	Rm	Rm	Rm	Rm
Cost
Balance at 30 June 2007	1,461	633	59	708	2,861
Acquisition of businesses	(9)	58	—	—	49
Additions	10	5	257	2	274
to enhance existing operations	5	5	257	—	267
to expand operations	5	—	—	2	7
Reclassification of other intangible assets	1	—	—	(1)	—
Net transfer from/(to) property, plant and equipment	1	(1)	—	3	3
Assets under construction capitalised	77	32	—	2	111
Transfer from inventories	1	—	—	—	1
Translation of foreign operations	43	171	46	55	315
Disposals and scrapping	(408)	(2)	(57)	(155)	(622)

Balance at 30 June 2008	1,177	896	305	614	2,992

Accumulated amortisation and impairment
Balance at 30 June 2007	1,197	581	55	399	2,232
Acquisition of businesses	(7)	—	—	—	(7)
Current year charge	119	15	—	58	192
Impairment of assets	1	2	—	—	3
Transfer to property, plant and equipment	(1)	(1)	—	—	(2)
Translation of foreign operations	31	143	8	14	196
Disposals and scrapping	(408)	(2)	(56)	(120)	(586)

Balance at 30 June 2008	932	738	7	351	2,028

Carrying value at 30 June 2008	245	158	298	263	964

Carrying value at 30 June 2007	264	52	4	309	629

        All intangible assets were acquired from third parties.

Additions to other intangible assets (cash flow)	2008	2007

	Rm	Rm
To enhance existing operations	10	18
current year additions	267	70
adjustments for non-cash item emission rights received	(257)	(52)
To expand operations	7	4

Per the statement of cash flows	17	22

Sasol Limited Group

Notes to the Financial Statements (Continued)

6      Other intangible assets (Continued)

Additional disclosures	2008	2007

	Rm	Rm
Cost price of fully amortised and fully impaired assets still in use	1,045	998
Amortisation rates
Software	17-33%
Patents and trademarks	20%

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

	2008	2007

	Rm	Rm
Estimated future aggregate amortisation
Within one year	167	172
One to two years	113	130
Two to three years	83	87
Three to four years	65	62
Four to five years	38	39
More than five years	200	135

	666	625
Assets not subject to amortisation (emission rights)	298	4

	964	629

	2008	2007

	Rm	Rm
Business segmentation of emission rights
Olefins & Surfactants	212
Solvents	69
Wax	14
Merisol	3

	298

        The recoverable amount of emission rights is determined based on the related market price thereof.

Sasol Limited Group

Notes to the Financial Statements (Continued)

6      Other intangible assets (Continued)

Capital commitments

        Capital commitments include all projects for which specific board approval has been obtained at the reporting date. Projects still under investigation for which specific board approvals have not yet been obtained are excluded from the following:

	2008	2007

	Rm	Rm
Authorised and contracted for	199	49
Authorised but not yet contracted for	60	23
Less expenditure to the end of year	(164)	(34)

	95	38

        These capital commitments are in respect of subsidiary companies only.

Funding

        Capital expenditure will be financed from funds generated out of normal business operations, existing borrowing facilities and specific project financing.

7      Investments in securities

	Note	2008	2007

		Rm	Rm
Investments available-for-sale	7.1	288	230
long-term investments		210	160
short-term investment*		78	70
Investments held-to-maturity	7.2	347	312

Investments in securities per statement of financial position		635	542

long-term portion		557	472
short-term portion		78	70

*
With effect from 15 May 2006, sEnergy Insurance Limited suspended its underwriting activities and is currently in the process of discharging its liabilities and settling all claims in full. The company will be liquidated. It is expected that Sasol's initial investment in the company will be repaid within the next year, once this process had been completed.

Sasol Limited Group

Notes to the Financial Statements (Continued)

7      Investments in securities (Continued)

7.1   Investments available-for-sale

	Note	2008	2007

		Rm	Rm
At cost
Balance at beginning of year		230	226
Investments purchased		6	7
Impairment of investments	41	—	(9)
Revaluation to fair value		(1)	—
Transfer to investments in associates		(1)	—
Translation of foreign operations	46	54	6

Balance at end of year		288	230

Fair value of investments available-for-sale

        The fair value of the unlisted equity investments cannot be determined reliably as there are no market price information available on these investments. According to management's valuation, these investments are carried at their original cost in the statement of financial position.

        At 30 June, the group's investments available-for-sale and their carrying values were

Name	Country of incorporation	Nature of business	Interest	2008	2007

			%	Rm	Rm
Investments available-for-sale
Aetylen Rohrleitungsgesellschaft GmbH & Co KG	Germany	Pipeline business	20	185	143
sEnergy Insurance Limited	Bermuda	Insurance	6	78	70
Other			various	25	17

				288	230

        Except for the investment in sEnergy Insurance Limited, the unlisted investments represent strategic investments of the group and are long-term in nature.

7.2   Investments held-to-maturity

	2008	2007

	Rm	Rm
At amortised cost
Balance at beginning of year	312	240
Reinvestment of funds	35	72
Investments matured	—	—

Balance at end of year	347	312

Sasol Limited Group

Notes to the Financial Statements (Continued)

7      Investments in securities (Continued)

Fair value of investments held-to-maturity

        The fair value of investments held-to-maturity is determined using a discounted cash flow method using market related rates at 30 June. The market related rates used to discount estimated cash flows were between 10.0% and 10.1% (2007—8.3% and 8.6%).

	Carrying value 2008	Fair value 2008

	Rm	Rm
Investments held-to-maturity	347	347

        At 30 June, the group's investments held-to-maturity and their carrying values were

Name	Country of incorporation	Nature of business	Interest rate at 30 June 2008	2008	2007

			%	Rm	Rm
Investments held-to-maturity
Long-term fixed deposits with fixed interest and fixed or determinable maturity dates	South Africa	Investment*	10.0-10.1	347	312

*
The long-term fixed deposits are restricted in use as they are held in a separate trust to be used exclusively for rehabilitation purposes at Sasol Mining.

8      Investments in associates

	Note	2008	2007

		Rm	Rm
Investments at cost		271	238
Share of post-acquisition reserves		559	454

		830	692

Estimated fair value of investments in associates		3,790	3,145

Dividends received from associates	51	235	247

Goodwill included in carrying amount of investments in associates		—	—

Movement in post-acquisition reserves of the associates		105	132

Key financial information of associates*
Total assets		6,978	6,273
Total liabilities		2,201	2,209
Total turnover		5,576	6,306
Total operating profit		2,611	3,453
Total profit		1,936	3,177

*
The financial information provided represents the full results of the associates.

Sasol Limited Group

Notes to the Financial Statements (Continued)

8      Investments in associates (Continued)

        At 30 June 2008, the group's associates, interest in those associates and the total carrying value were:

				Carrying value
	Country of incorporation	Nature of business
Name			Interest	2008	2007

			%	Rm	Rm
Optimal Olefins Malaysia Sdn Bhd*	Malaysia	Ethane and propane gas cracker	12	686	568
Wesco China Ltd	Hong Kong	Trading and distribution of plastics raw materials	40	127	111
Paramelt RMC BV**	The Netherlands	Speciality wax blender	—	—	—
Other			various	17	13

				830	692

*
Although the group holds less than 20% of the voting power of Optimal Olefins Malaysia Sdn Bhd, the group exercises significant influence as a member of Sasol's senior management serves on the board of directors of the company.

**
The investment in Paramelt RMC BV previously recognised as an investment in associate, was classified as held for sale at 30 June 2007 and has been disposed of during the current financial year.

        None of the group's investments in associates are publicly traded and therefore no quoted market prices are available. Therefore, the fair value of investments in associates is determined using a discounted cash flow method using market related rates at 30 June.

        There are no significant restrictions on the ability of the associates to transfer funds to Sasol Limited in the form of cash dividends or repayment of loans or advances.

9      Post-retirement benefit assets

	2008	2007

	Rm	Rm
Post-retirement benefit assets	571	363

        For further details of post-retirement benefit assets, refer note 21.

Sasol Limited Group

Notes to the Financial Statements (Continued)

10    Long-term receivables and prepaid expenses

	Note	2008	2007

		Rm	Rm
Total long-term receivables (after reclassification)		1,499	1,579
Short-term portion	15	(167)	(13)
		1,332	1,566
Long-term prepaid expenses		53	19

	1	1,385	1,585

Comprising
Long-term joint venture receivables		868	574
Long-term interest-bearing loans		353	300
Long-term interest-free loans		111	692

		1,332	1,566

Maturity profile
Within one year		167	13
One to two years		12	260
Two to three years		324	342
Three to four years		282	9
Four to five years		285	14
More than five years		429	941

		1,499	1,579

Currency analysis
Euro		1,234	797
US dollar		180	706
Rand		81	75
Other currencies		4	1

		1,499	1,579

Fair value of long-term loans and receivables

        The fair value of long-term receivables is determined using a discounted cash flow method using market related rates at 30 June.

        The fair value of long-term interest bearing receivables approximates the carrying value as market related rates of interest are charged on these outstanding amounts.

        The interest-free loans in the prior year relate primarily to the amount due from a partner in the construction of the Escravos GTL joint venture and were considered fully recoverable. In the current year these loans were reclassified as held for sale.

	2008 fair value	2007 fair value

	Rm	Rm
Long-term receivables	1,499	1,579

Sasol Limited Group

Notes to the Financial Statements (Continued)

10    Long-term receivables and prepaid expenses (Continued)

Collateral

        The group holds no collateral over the long-term receivables.

11    Long-term financial assets

	2008	2007

	Rm	Rm
Forward exchange contracts	11	8
Cross currency swaps	665	243
Interest rate derivatives	13	45
Commodity derivatives	—	—

Arising on long-term derivative financial instruments	689	296

used for cash flow hedging	13	67
held for trading	676	229

        Long-term financial assets include the revaluation of in-the-money long-term derivative instruments, refer to note 63.

Fair value of derivative financial instruments

        The fair value of derivatives was based upon marked to market valuations.

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

Sasol Limited Group

Notes to the Financial Statements (Continued)

11    Long-term financial assets (Continued)

Current assets

	Note	2008	2007

		Rm	Rm
Investments in securities	7	78	70
Assets held for sale	12	3,833	334
Inventories	13	20,088	14,399
Trade receivables	14	22,838	14,733
Other receivables and prepaid expenses	15	2,407	2,184
Short-term financial assets	16	330	22
Cash restricted for use	17	814	646
Cash	17	4,435	5,987

		54,823	38,375

12    Disposal groups held for sale

	2008	2007

	Rm	Rm
Assets held for sale
Escravos GTL	3,833	—
Sasol Dyno Nobel (Pty) Limited	—	146
Paramelt RMC BV	—	121
FFS Refiners (Pty) Limited	—	39
African Amines (Pty) Limited	—	21
Cirebelle business	—	7

	3,833	334

Liabilities in disposal groups held for sale
Escravos GTL	(142)	—
Sasol Dyno Nobel (Pty) Limited	—	(32)
African Amines (Pty) Limited	—	(3)

	(142)	(35)

12.1 Escravos GTL (EGTL)

        During the year, Sasol decided in principle that it would not continue with its current 37.5% participation in the EGTL project. As a result, Sasol entered into negotiations with Chevron Nigeria Limited to reduce its interest from 37.5% to 10%. Based on management's estimate of fair value to be obtained from the sale, the EGTL net assets have been impaired by R362 million to their fair value less costs to sell.

Sasol Limited Group

Notes to the Financial Statements (Continued)

12    Disposal groups held for sale (Continued)

        Consequently, EGTL is no longer proportionally consolidated as a joint venture and the assets are classified as a disposal group held for sale. Once the sale has been concluded, the 10% interest retained by Sasol will be classified accordingly.

2008
Rm
Net assets transferred to assets held for sale
Non-current assets	7,940
Assets under construction	7,235
Long-term receivables	705
Current assets	1,420
Inventories	226
Trade receivables	1
Other receivables and prepaid expenses	421
Cash restricted for use	772

EGTL assets transferred to assets held for sale	9,360

Non-current liabilities	(4,985)
Long-term provisions	97
Long-term deferred income	(3,820)
Deferred tax liabilities	(1,262)
Current liabilities	(684)
Trade payables and accrued expenses	(525)
Other payables	(159)

EGTL liabilities transferred to assets held for sale	(5,669)

3,691

EGTL assets held for sale consists of the following
Total investment in EGTL project	3,833
27.5% interest in EGTL project to be disposed	2,811
10.0% interest in EGTL project to be retained	1,022
Deferred tax liability	(142)

3,691

12.2 Sasol Dyno Nobel (Pty) Limited

        Following the acquisition in September 2006, of the remaining 40% of Sasol Dyno Nobel (Pty) Limited in South Africa, Sasol Nitro entered into negotiations to sell 50% of this entity to form a joint venture. On 17 September 2007, Sasol Nitro disposed of 50% of its investment and realised a profit of R114 million.

12.3 Paramelt RMC BV

        On 10 July 2007, Sasol Wax disposed of its investment in Paramelt RMC BV in the Netherlands, realising a profit of R129 million.

Sasol Limited Group

Notes to the Financial Statements (Continued)

12    Disposal groups held for sale (Continued)

12.4 FFS Refiners (Pty) Limited

        In August 2007, Sasol Investment Company (Pty) Limited disposed of its investment in FFS Refiners (Pty) Limited in South Africa and realised a profit of R108 million.

12.5 African Amines (Pty) Limited

        On 13 November 2007, Sasol Chemical Industries Limited disposed of its joint venture investment in African Amines (Pty) Limited in South Africa and realised a loss of R3 million.

13    Inventories

	Note	2008	2007

		Rm	Rm
Carrying value
Crude oil and other raw materials		5,755	3,226
Process material		1,153	993
Maintenance materials		1,905	1,476
Work in process		473	429
Manufactured products		10,539	8,116
Consignment inventory		263	159

		20,088	14,399

Inventories carried at net realisable value
(taken into account in the carrying value of inventories above)
Crude oil and other raw materials		35	20
Process material		230	55
Maintenance materials		17	58
Manufactured products		860	616

		1,142	749

Write-down of inventories to net realisable value
Crude oil and other raw materials		2	1
Process material		10	24
Maintenance materials		1	1
Manufactured products		92	45

Income statement charge	34	105	71

Inventory obsolescence
(taken into account in the carrying value of inventories above)
Balance at beginning of year		322	171
Raised during year		132	65
Utilised during year		(124)	(2)
Released during year		(22)	(9)
Transfer from/(to) held for sale		—	94
Translation of foreign operations		29	3
Acquisition of business		—	—

Balance at end of year		337	322

Sasol Limited Group

Notes to the Financial Statements (Continued)

13    Inventories (Continued)

	2008	2007

	Rm	Rm
Business segmentation
South African Energy cluster	7,433	5,365
Mining	539	412
Gas	93	79
Synfuels	1,303	1,190
Oil	5,498	3,684
International Energy cluster	694	621
Synfuels International	666	593
Petroleum International	28	28
Chemical cluster	11,942	8,403
Polymers	1,394	1,084
Solvents	1,711	1,767
Olefins & Surfactants	5,824	3,966
Other	3,013	1,586
Other businesses	19	10

Total operations	20,088	14,399

        No inventories are encumbered.

Sasol Limited Group

Notes to the Financial Statements (Continued)

14    Trade receivables

	2008	2007

	Rm	Rm
Trade receivables	18,864	12,076
Related party receivables	952	484
third parties	664	238
joint ventures	288	246
Impairment of trade receivables	(144)	(118)

Receivables	19,672	12,442
Duties recoverable from customers	1,826	1,625
Value added tax	1,340	666

	22,838	14,733

Currency analysis
Euro	5,406	3,572
US dollar	5,506	3,074
Rand	8,069	5,414
Pound sterling	123	94
Other currencies	568	288

	19,672	12,442

Impairment of trade receivables
Balance at beginning of year	(118)	(166)
Raised during year	(60)	(46)
Utilised during year	14	45
Released during year	33	60
Net reclassification (from)/to held for sale	—	(10)
Translation of foreign operations	(13)	(1)
Disposal of businesses	—	—

Balance at end of year	(144)	(118)

Age analysis of trade receivables

	Carrying value 2008	Impairment 2008	Carrying value 2007	Impairment 2007

	Rm	Rm	Rm	Rm
Not past due date	17,084	18	10,990	18
Past due 0–30 days	1,414	12	828	4
Past due 31–150 days	248	16	168	21
Past due 151 days–1 year	28	21	42	27
More than 1 year	90	77	48	48

	18,864	144	12,076	118

        Trade receivables that are not past the due date are not considered to be impaired, except in situations where they are part of individually impaired trade receivables. The individually impaired

Sasol Limited Group

Notes to the Financial Statements (Continued)

14    Trade receivables (Continued)

trade receivables mainly relate to certain customers who are trading in difficult economic circumstances.

	2008	2007

	Rm	Rm
Credit risk exposure in respect of trade receivables is analysed as follows
Business segmentation
South African Energy cluster	8,688	5,744
Mining	192	165
Gas	316	299
Synfuels	273	235
Oil	7,902	5,045
Other	5	—
International Energy cluster	1,188	268
Synfuels International	992	99
Petroleum International	196	169
Chemical cluster	12,948	8,690
Polymers	2,254	1,407
Solvents	3,094	2,145
Olefins & Surfactants	5,371	3,818
Other	2,229	1,320
Other businesses	14	31

Total operations	22,838	14,733

Fair value of receivables

        The carrying value approximates fair value because of the short period to maturity of these instruments.

Collateral

        The group holds no collateral over trade receivables.

Security

        Trade receivables with a carrying value of R14 million has been committed as security for debt (refer note 18).

Sasol Limited Group

Notes to the Financial Statements (Continued)

14    Trade receivables (Continued)

Geographic segmentation of trade and other receivables and prepaid expenses

	2008	2007

	Rm	Rm
South Africa	12,276	7,991
Rest of Africa	609	938
Europe	7,387	5,058
North America	1,784	1,413
South America	446	220
South-East Asia and Australasia	747	311
Middle East and India	983	508
Far East	1,013	478

	25,245	16,917

15    Other receivables and prepaid expenses

	Note	2008	2007

		Rm	Rm
Fuel related receivables*		550	38
Insurance related receivables		300	608
Capital projects related receivables		63	82
Employee related receivables		48	34
Other receivables		954	1,242

		1,915	2,004
Short-term portion of long-term receivables	10	167	13

Other receivables		2,082	2,017
Prepaid expenses		325	167

		2,407	2,184

Currency analysis
Euro		477	352
US dollar		531	1,156
Rand		768	440
Other currencies		139	56

		1,915	2,004

*
Relates to the underrecovery by Sasol Oil on regulated fuel prices, which will be recovered by future increases in the regulated fuel price.

Fair value of other receivables

        The carrying value approximates fair value because of the short period to maturity.

Sasol Limited Group

Notes to the Financial Statements (Continued)

16    Short-term financial assets

	2008	2007

	Rm	Rm
Forward exchange contracts	262	13
Cross currency swaps	—	—
Interest rate derivatives	37	8
Commodity derivatives	31	1

Arising on short-term derivative financial instruments	330	22

used for cash flow hedging	276	19
held for trading	54	3

        Short-term financial assets include the revaluation of in-the-money derivative instruments, refer to note 63.

Fair value of derivative financial instruments

        The fair value of derivatives was based upon marked to market valuations.

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

Interest rate and commodity derivatives

        The fair value of interest rate and commodity derivatives were determined by reference to quoted market prices for similar instruments.

17    Cash and cash equivalents

	2008	2007

	Rm	Rm
Cash restricted for use	814	646
Cash	4,435	5,987
Bank overdraft	(914)	(545)

Per the statement of cash flows	4,335	6,088

Cash restricted for use
In trust	241	15
In joint ventures	204	289
In cell captive insurance companies	162	143
Held as collateral	96	101
Other	111	98

	814	646

Sasol Limited Group

Notes to the Financial Statements (Continued)

17    Cash and cash equivalents (Continued)

Included in cash restricted for use:

  •
  Cash held in trust of R241 million (2007—R15 million) is restricted for use and is being held in escrow to fund statutory obligations for mining rehabilitation which is in progress;

  •
  Cash held in joint ventures can only be utilised by the joint venture to fund the business as set out in the joint venture agreement;

  •
  Cell captive insurance company funds of R162 million (2007—R143 million) to which the group has restricted title. The funds are restricted solely to be utilised for insurance purposes;

  •
  Cash deposits of R96 million (2007—R101 million) serving as collateral for bank guarantees; and

  •
  Other cash restricted for use include customer foreign currency accounts to be used for the construction of reactors where the contractor pays in advance. The cash can be utilised only for these designated reactor supply projects.

	2008	2007

	Rm	Rm
Currency analysis
Euro	244	38
US dollar	172	291
Rand	236	152
Other currencies	162	165

	814	646

Cash
Cash on hand and in bank	2,945	2,635
Foreign currency accounts	705	143
Short-term deposits	785	3,209

	4,435	5,987

Currency analysis
Euro	821	458
US dollar	2,633	1,844
Rand	499	3,353
Pound sterling	63	73
Other currencies	419	259

	4,435	5,987

Bank overdraft	(914)	(545)

Currency analysis
Euro	(542)	(390)
US dollar	(20)	(3)
Rand	(341)	(145)
Other currencies	(11)	(7)

	(914)	(545)

Sasol Limited Group

Notes to the Financial Statements (Continued)

17    Cash and cash equivalents

Fair value of cash and cash equivalents

        The carrying value of cash and cash equivalents approximates fair value due to the short-term maturity.

Non-Current Liabilities

	Note	2008	2007

		Rm	Rm
Long-term debt	18	15,682	13,359
Long-term financial liabilities	19	37	53
Long-term provisions	20	4,491	3,668
Post-retirement benefit obligations	21	4,578	3,781
Long-term deferred income	22	376	2,765
Deferred tax liabilities	23	8,446	8,304

		33,610	31,930

18      Long-term debt

	Note	2008	2007

		Rm	Rm
Total long-term debt		16,803	16,434
Short-term portion	24	(1,121)	(3,075)

		15,682	13,359

Analysis of long-term debt
At amortised cost
Secured debt		7,469	7,300
Preference shares		2,215	—
Finance leases		753	767
Unsecured debt		6,461	8,458
Unamortised loan costs		(95)	(91)

		16,803	16,434

Reconciliation
Balance at beginning of year		16,434	16,015
Acquisition of businesses	54	257	—
Loans raised		3,806	1,021
Loans repaid		(4,588)	(1,034)
Amortisation of loan costs		19	38
Effect of cash flow hedge accounting		1	—
Disposal of businesses	55	—	303
Net reclassification from held for sale		—	29
Translation effect of foreign currency loans		356	(54)
Translation of foreign operations	46	518	116

Balance at end of year		16,803	16,434

Sasol Limited Group

Notes to the Financial Statements (Continued)

18      Long-term debt (Continued)

	2008	2007

	Rm	Rm
Currency analysis
Euro	6,723	5,252
US dollar	2,638	3,404
Rand	7,346	7,534
Other	96	244

	16,803	16,434

Interest bearing status
Interest bearing debt	16,166	15,834
Non-interest bearing debt	637	600

	16,803	16,434

Maturity profile
Within one year	1,121	3,075
One to two years	4,816	1,553
Two to three years	1,392	4,398
Three to four years	1,450	1,276
Four to five years	1,429	1,256
More than five years	6,595	4,876

	16,803	16,434

Related party long-term debt included in long-term debt
Third parties	134	107
Joint ventures	803	460

	937	567

Business segmentation
Financing	3,715	5,261
Polymers	2,861	2,278
Synfuels International	2,454	2,346
Gas	2,410	2,606
Oil	2,012	2,120
Petroleum International	972	1,043
Olefins & Surfactants	140	77
Solvents	1	654
Other	2,238	49

	16,803	16,434

Sasol Limited Group

Notes to the Financial Statements (Continued)

18      Long-term debt (Continued)

Fair value of long-term debt

        The fair value of long-term debt is based on the quoted market price for the same or similar instruments or on the current rates available for debt with the same maturity profile and effective interest rate with similar cash flows. Market related rates were used to discount estimated cash flows based on the underlying currency of the debt. The fair value of non-current debt and other payables with variable interest rates approximates their carrying amounts.

	2008	2007

	Rm	Rm
Total long-term debt (before unamortised loan costs)	16,672	16,170

        In terms of Sasol Limited's Articles of Association the group's borrowing powers are limited to twice the sum of its share capital and reserves (2008—R153 billion and 2007—R123 billion).

Terms of repayment	Security	Business	Currency	Interest rate at 30 June 2008	2008	2007

					Rm	Rm
Secured debt
Repayable in semi-annual instalments ending December 2016	Secured by assets under construction with a book value of R3,847 million (2007—R3,717 million)	Synfuels International (Oryx GTL)	US dollar	Libor + 0.75%	2,451	2,346
Repayable in semi-annual instalments ending between June 2015 and December 2017	Secured by plant with a book value of R2,946 million (2007—R3,064 million)	Gas (Rompco)	Rand	Jibar + 0.4% to 2.5%	1,844	2,042
Repayable in semi-annual instalments ending between 2012 and 2016	Secured by assets under construction with a book value of R3,870 million (2007—R2,019 million)	Polymers (Arya)	Euro and US dollar	Euribor + 0.5%; Libor + 0.5%; and Fixed 2.6%	2,008	1,718
Repayable in semi-annual instalments ending 2015	Secured by plant and equipment with a book value of R1,301 million (2007—R1,383 million)	Petroleum International	Euro and Rand	Jibar + 1.15% to 2.5% and Euribor + 2.5%	1,001	1,077
Repayable in quarterly instalments ending December 2012	Secured by a mortgage over property, plant and equipment with a book value of R126 million	O&S (Yihai)	US dollar and Chinese renminbi	Variable 3.8% to 6.9%; and Fixed 6.5% to 8.0%	126	58
Repayable in March 2014	Secured by the shares in the company borrowing the funds	Oil (Petromoc)	US dollar	Fixed 17.9%	13	11
Repayable in quarterly instalments ending June 2009	Secured by trade receivables with a book value of R14 million (2007—R21 million)	Gas (Spring Lights)	Rand	Jibar + 2.4%	11	21
Other secured debt		Various	Various	Various	15	2
Settled during the financial year					—	25

					7,469	7,300

Sasol Limited Group

Notes to the Financial Statements (Continued)

18      Long-term debt (Continued)

Terms of repayment	Security	Business	Currency	Interest rate at 30 June 2008	2008	2007

					Rm	Rm
Preference shares
A preference shares repayable in semi-annual instalments between October 2011 and October 2018(1)	Secured by Sasol preferred ordinary shares held by the company	Other (Inzalo)	Rand	Fixed 11.2%	901
B preference shares repayable October 2018(2)	Secured by Sasol preferred ordinary shares held by the company	Other (Inzalo)	Rand	Fixed 13.3%	363
C preference shares repayable October 2018(3)	Secured by guarantee from Sasol Limited	Other (Inzalo)	Rand	Variable 11.3%	951

					2,215

Finance leases
Repayable in monthly instalments over 10 to 30 years ending 2033	Secured by plant and equipment with a book value of R743 million (2007—R720 million)	Oil	Rand	Variable 8.3% to 19.3%	726	720
Half yearly payments until April 2009	Secured by buildings with a book value of R6 million (2007—R12 million)	Polymers	Rand	Fixed 20.8%	17	30
Other smaller finance leases	Underlying assets	Various	Various	Various	10	17

					753	767

Total secured debt					10,437	8,067

Sasol Limited Group

Notes to the Financial Statements (Continued)

18      Long-term debt (Continued)

Terms of repayment	Business	Currency	Interest rate at 30 June 2008	2008	2007

				Rm	Rm
Unsecured debt
Repayable on maturity in June 2010	Financing	Euro	Fixed 3.375%	3,694	2,850
Repayable in semi-annual instalments ending December 2017	Oil	Rand	Variable 12.8% to 13.7%	919	699
Repayable in semi-annual instalments ending June 2013	Polymers (Arya)	Euro	Euribor + 3.0%	784	450
Loan from iGas (minority shareholder) in Republic of Mozambique Pipeline Investments Company (Pty) Limited. No fixed repayment terms	Gas (Rompco)	Rand	—	300	300
Loan from CMG (minority shareholder) in Republic of Mozambique Pipeline Investments Company (Pty) Limited. No fixed repayment terms	Gas (Rompco)	Rand	—	300	300
Repayable in semi-annual instalments ending January 2014	Oil	Rand	Fixed 11.55%	205	249
No fixed repayment terms	Oil	Rand	Fixed 8.0%	135	107
Repayable in equal semi-annual instalments over 6.5 years until February 2010	Polymers (Petlin)	US dollar	Variable 5.1% to 5.6%	51	70
Repayable in annual instalments ending March 2009	Polymers (Petlin)	US dollar	Variable 5.5%	19	10
Other unsecured debt	Various	Various	Various	54	24
Settled during the financial year	Various	Various	Various	—	3,399

Total unsecured debt				6,461	8,458

Total long-term debt				16,898	16,525
Unamortised loan costs (amortised over period of debt using effective interest rate method)				(95)	(91)

				16,803	16,434
Repayable within one year included in short-term debt (refer note 24)				(1,121)	(3,075)

				15,682	13,359

Long-term debt raised during year

(1)
A preference shares debt raised within special purpose entities as part of the Sasol Inzalo share transaction (refer note 45). Dividends on these preference shares are payable in semi-annual instalments ending October 2018. It is required that 50% of the debt be repaid between October 2011 and October 2018, with the balance of the debt repayable at that date. The A Preference shares are secured by a first right over the Sasol preferred ordinary shares held by the special purpose entities. It therefore has no direct recourse against Sasol Limited. The Sasol preferred ordinary shares held may not be disposed of or encumbered in any way.

(2)
B preference shares debt raised within special purpose entities as part of the Sasol Inzalo share transaction. Dividends on these preference shares are payable in semi-annual instalments ending October 2018. The principal amount is repayable on maturity during October 2018. The B Preference shares are secured by a second right over the Sasol preferred ordinary shares held by the special purpose entities. It therefore has no direct recourse against Sasol Limited.

(3)
C preference shares debt raised within special purpose entities as part of the Sasol Inzalo share transaction. Dividends and the principal amount on these preference shares are payable on maturity during October 2018. The C Preference shares are secured by a guarantee from Sasol Limited.

Sasol Limited Group

Notes to the Financial Statements (Continued)

18    Long-term debt (Continued)

Banking facilities and debt arrangements at 30 June 2008

	Expiry date	Currency	Rand equivalent	Utilisation

			Rm	Rm
Sasol Financing
Uncommitted facilities
Commercial banking facilities	Various (short-term)	Rand	5,575	1,287
Commercial paper programme	None	Rand	6,000	—
Other commercial banking facilities	Various (short-term)	Rand	8,711	—
Committed facility
Revolving credit facility (syndicated)	May 2010	Euro	2,468	—
Commercial banking facilities	Various (short-term)	Rand	3,800	—
Sasol Financing International
Uncommitted facilities
Commercial banking facilities	Various (short-term)	Euro	164	—
Committed facility
Revolving credit facility	May 2010	Euro	2,468	358
Debt arrangement
Eurobond	June 2010	Euro	3,694	3,694
Other Sasol businesses
Asset based finance
Republic of Mozambique Pipeline Investments Company (Pty) Limited	December 2015	Rand	3,498	2,444
Oryx GTL Limited (QSC)	December 2015	US dollar	2,451	2,451
Sasol Petroleum Temane Limitada	June 2015	Euro and Rand	1,001	1,001
Debt arrangements
Arya Sasol Polymer Company	May 2015	Euro	2,876	2,792
National Petroleum Refiners of South Africa (Pty) Limited	Various	Rand	1,792	1,124
Sasol Inzalo Groups Funding (Pty) Limited (preference shares)	October 2011 to October 2018	Rand	2,215	2,215
Property finance leases
Sasol Oil (Pty) Limited and subsidiaries	Various	Rand	726	726
Other banking facilities and debt arrangements	Various	Various	3,913	2,000

			51,352	20,092

Comprising
Long-term debt				16,803
Short-term debt				2,375
Bank overdraft (refer note 17)				914

				20,092

Sasol Limited Group

Notes to the Financial Statements (Continued)

18    Long-term debt (Continued)

Financial covenants

        The group is in compliance with its debt covenants, none of which are expected to represent material restrictions on funding or investment policies in the foreseeable future.

19    Long-term financial liabilities

	2008	2007

	Rm	Rm
Financial guarantees recognised	53	56
Less amortisation of financial guarantees	(9)	(3)

	44	53
Less short-term portion of financial guarantees	(7)	—

Arising on long-term financial instruments	37	53

        In terms of the sale of 25% in Sasol Oil (Pty) Limited to Tswarisano LFB Investment (Pty) Limited during 2007, facilitation for the financing requirements has been provided. A financial liability for the fair value of this guarantee, amounting to R39 million was recognised. This liability is being released over the period of the guarantee using the effective interest rate method.

        In terms of the sale of 25% in Republic of Mozambique Pipeline Investments Company (Pty) Limited to Companhia de Mocambicana de Gasoduto during 2007, facilitation for the financing requirements has been provided. A financial liability for the fair value of this guarantee, amounting to R17 million was recognised. This liability is being released over the period of the guarantee using the effective interest rate method.

Fair value of long-term financial guarantees

        The fair value of long-term financial guarantees were calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date, consistent with the method of calculation at the inception of the guarantee. These interest rates used range between 11.2%-12.2%.

	2008	2007

	Rm	Rm
Fair value of financial guarantees	43	53

Sasol Limited Group

Notes to the Financial Statements (Continued)

20    Long-term provisions

	Note	2008	2007

		Rm	Rm
Balance at beginning of year (adjusted for reclassification)		4,568	3,929
Capitalised in property, plant and equipment and assets under construction		(56)	82
Operating income charge		880	352
increase for year		1,268	850
reversal of unutilised amounts		(65)	(89)
effect of change in discount rate		(323)	(409)
Notional interest	39	307	263
Utilised during year (cash flow)		(522)	(789)
Reclassification from held for sale		97	706
Translation of foreign operations	46	340	25

Balance at end of year		5,614	4,568
Less short-term portion	26	(1,123)	(900)

Long-term provisions		4,491	3,668

Comprising
Environmental		3,460	3,355
Other		2,154	1,213
provision against guarantees		874	502
restructuring costs		346	176
share appreciation rights		212	4
long-term supply obligation		135	135
long-term insurance obligation		—	—
other		587	396

		5,614	4,568

Sasol Limited Group

Notes to the Financial Statements (Continued)

20    Long-term provisions (Continued)

	2008	2007

	Rm	Rm
Business segmentation
South African Energy cluster	2,235	2,112
Mining	491	508
Gas	77	53
Synfuels	1,515	1,359
Oil	152	192
International Energy cluster	652	402
Synfuels International	535	318
Petroleum International	117	84
Chemical cluster	1,518	1,153
Polymers	87	42
Solvents	73	59
Olefins & Surfactants	794	500
Other	564	552
Other businesses	86	1

Total operations	4,491	3,668

Expected timing of future cash-flows
Within one year	1,123	900
One to two years	604	549
Two to three years	560	245
Three to four years	338	282
Four to five years	185	116
More than five years	2,804	2,476

	5,614	4,568

Estimated undiscounted obligation	17,342	16,222

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

Sasol Limited Group

Notes to the Financial Statements (Continued)

20    Long-term provisions (Continued)

        It is envisaged that, based on the current information available, any additional liability in excess of the amounts provided will not have a material adverse effect on the group's financial position, liquidity or cash flow.

        A 1% change in the discount rate would have the following effect on the long-term provisions recognised

	2008	2007

	Rm	Rm
Increase in the discount rate	(363)	(404)
amount capitalised to property, plant and equipment	(60)	(98)
amount recognised in income statement	(303)	(306)
Decrease in the discount rate	468	450
amount capitalised to property, plant and equipment	109	84
amount recognised in income statement	359	366

	Environmental 2008	Other 2008	Total 2008

	Rm	Rm	Rm
Balance at beginning of year (adjusted for reclassification)	3,355	1,213	4,568
Capitalised in property, plant and equipment	(56)	—	(56)
Operating income charge	3	877	880
increase for year	375	893	1,268
reversal of unutilised amounts	(51)	(14)	(65)
effect of change in discount rate	(321)	(2)	(323)
Notional interest	260	47	307
Utilised during year (cash flow)	(259)	(263)	(522)
Reclassification from held for sale	—	97	97
Translation of foreign operations	157	183	340

Balance at end of year	3,460	2,154	5,614

21    Post-retirement benefit obligations

	Note	2008	2007

		Rm	Rm
Post-retirement healthcare benefits	21.1	2,246	2,027
Pension benefits	21.2	2,444	1,797

Total post-retirement benefit obligations		4,690	3,824
Less short-term portion
post-retirement healthcare benefits	26	(24)	(24)
pension benefits	26	(88)	(19)

		4,578	3,781

Sasol Limited Group

Notes to the Financial Statements (Continued)

21    Post-retirement benefit obligations (Continued)

21.1 Post-retirement healthcare benefits

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

	South Africa	United States of America

For the year ended 30 June
Last actuarial valuation	31 March 2008	30 June 2008
Full/interim valuation	Full	Full
Valuation method adopted	Projected unit credit	Projected unit credit

Principal actuarial assumptions

        Weighted average assumptions used in performing actuarial valuation determined in consultation with independent actuaries

	South Africa		United States of America

	2008	2007	2008	2007

	%	%	%	%
At valuation date
Healthcare cost inflation
Initial	8.3	6.5	7.0	7.5
Ultimate	8.3	6.5	5.5	5.5
Discount rate	9.3	8.0	6.0	6.0

Sasol Limited Group

Notes to the Financial Statements (Continued)

21    Post-retirement benefit obligations (Continued)

Reconciliation of projected benefit obligation to the amount recognised in the statement of financial position

	South Africa		United States of America		Total

	2008	2007	2008	2007	2008	2007

	Rm	Rm	Rm	Rm	Rm	Rm
For the year ended 30 June
Projected benefit obligation	2,181	2,040	357	343	2,538	2,383
Unrecognised prior service cost	—	—	(2)	3	(2)	3
Unrecognised actuarial losses	(218)	(267)	(72)	(92)	(290)	(359)

Total post-retirement healthcare obligation	1,963	1,773	283	254	2,246	2,027
Less short-term portion	—	—	(24)	(24)	(24)	(24)

Non-current post-retirement healthcare obligation	1,963	1,773	259	230	2,222	2,003

Reconciliation of the total post-retirement healthcare obligation recognised in the statement of financial position

	South Africa		United States of America		Total

	2008	2007	2008	2007	2008	2007

	Rm	Rm	Rm	Rm	Rm	Rm
For the year ended 30 June
Total post-retirement healthcare obligation at beginning of year	1,773	1,616	254	—	2,027	1,616
Service cost	68	58	5	8	73	66
Finance expense	160	135	21	20	181	155
Recognised actuarial losses	3	—	7	13	10	13
Past service cost recognised	—	—	(5)	(5)	(5)	(5)
Benefits paid	(41)	(36)	(25)	(20)	(66)	(56)
Translation of foreign operations	—	—	26	(6)	26	(6)
Curtailments and settlements	—	—	—	(6)	—	(6)
Reclassification from held for sale	—	—	—	250	—	250

Total post-retirement healthcare obligation at end of year	1,963	1,773	283	254	2,246	2,027

Sasol Limited Group

Notes to the Financial Statements (Continued)

21    Post-retirement benefit obligations (Continued)

Reconciliation of projected benefit obligation

	South Africa		United States of America		Total

	2008	2007	2008	2007	2008	2007

	Rm	Rm	Rm	Rm	Rm	Rm
For the year ended 30 June
Projected benefit obligations at beginning of year	2,040	1,728	343	—	2,383	1,728
Service cost	68	58	5	8	73	66
Finance expense	160	135	21	20	181	155
Actuarial (gains)/losses	(46)	155	(24)	12	(70)	167
Benefits paid	(41)	(36)	(25)	(20)	(66)	(56)
Translation of foreign operations	—	—	37	(6)	37	(6)
Curtailments and settlements	—	—	—	(6)	—	(6)
Reclassification from held for sale	—	—	—	335	—	335

Projected benefit obligation at end of year	2,181	2,040	357	343	2,538	2,383

Net post-retirement healthcare costs recognised in the income statement

	South Africa		United States of America		Total

	2008	2007	2008	2007	2008	2007

	Rm	Rm	Rm	Rm	Rm	Rm
For the year ended 30 June
Service cost	68	58	5	8	73	66
Finance expense	160	135	21	20	181	155
Recognised net actuarial losses	3	—	7	13	10	13
Past service cost	—	—	(5)	(5)	(5)	(5)
Curtailments and settlements	—	—	—	(6)	—	(6)

Net periodic benefit cost	231	193	28	30	259	223

Sensitivity analysis

        Assumed healthcare cost trend rates have a significant effect on the amounts reported for the post-retirement healthcare benefits. A one percentage-point change in assumed healthcare cost trend rates could increase or decrease the relevant amount to:

	South Africa		United States of America

	% point increase	% point decrease	% point increase	% point decrease

	Rm	Rm	Rm	Rm
2008
Total service and finance expense components	286	197	28	24
Accumulated post-retirement benefit obligations	2,712	1,920	380	331
2007
Total service and finance expense components	236	160	26	26
Accumulated post-retirement benefit obligations	2,444	1,721	341	337

Sasol Limited Group

Notes to the Financial Statements (Continued)

21    Post-retirement benefit obligations (Continued)

21.2 Pension benefits

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

        The assets of the Sasol Pension Fund (the Fund) are held separately from those of the company in a trustee administered fund, registered in terms of the South African Pension Funds Act, 1956. Included in the Fund assets are 2,095,208 Sasol Limited shares valued at R966 million at year end (2007—2,395,208 shares at R637 million) purchased under terms of an approved investment strategy.

Contributions

        The annual pension charge is determined in consultation with the pension fund's independent actuary and is calculated using assumptions consistent with those used at the last actuarial valuation of the pension fund. The pension fund assets have been valued at fair value.

        The prepayment of R176 million (2007—R92 million) in the statement of financial position represents the accumulated excess of the actual contributions paid to the pension fund in excess of the accumulated pension liability and the surplus that arose prior to 31 December 2002, to which the company is entitled in terms of the Surplus Apportionment Scheme.

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

Sasol Limited Group

Notes to the Financial Statements (Continued)

21    Post-retirement benefit obligations (Continued)

        In terms of the Pension Funds Second Amendment Act 2001, the Sasol Pension Fund in South Africa undertook a surplus apportionment exercise as at December 2002. The surplus apportionment exercise, and the 31 December 2002 statutory valuation of the fund, was approved by the Financial Services Board on 26 September 2006. Payments of benefits to former members in terms of the surplus apportionment scheme have been substantially completed and an amount of R102 million has been set aside for members that have not claimed their benefits.

        Based on the latest actuarial valuation of the fund and the approval of the trustees of the surplus allocation, the company has an unconditional entitlement to only the funds in the employer surplus account and the contribution reserve. The estimated surplus due to the company amounted to approximately R176 million as at 31 March 2008 and has been included in the pension asset recognised in the current year.

Membership

        A significant number of employees are covered by union sponsored, collectively bargained, and in some cases, multi employer defined contribution pension plans. Information from the administrators of these plans offering defined benefits is not sufficient to permit the company to determine its share, if any, of any unfunded vested benefits.

        The group occupies certain properties owned by the Sasol Pension Fund. The fair value of investment properties owned by the Sasol Pension Fund is R2,718 million as at 30 June 2008 (2007—R2,340 million).

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

        Contributions, for the defined contribution section, are paid by the members and Sasol at fixed rates. Contributions to the defined contribution fund by the group for the year ended 30 June 2008 amounted to R716 million (2007—R612 million).

Foreign operations

        Pension coverage for employees of the group's international operations is provided through separate plans. The company systematically provides for obligations under such plans by depositing funds with trustees for those plans operating in the United States of America or by creation of accounting obligations for other plans.

Sasol Limited Group

Notes to the Financial Statements (Continued)

21    Post-retirement benefit obligations (Continued)

Pension fund assets

        The assets of the pension funds are invested as follows:

	South Africa		United States of America

	2008	2007	2008	2007

	%	%	%	%
At 30 June
Equities
local	60	59	49	49
foreign	7	13	18	17
Fixed interest	9	10	27	30
Property	19	18	—	—
Other	5	—	6	4

Total	100	100	100	100

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

Sasol Limited Group

Notes to the Financial Statements (Continued)

21    Post-retirement benefit obligations (Continued)

        The trustees target the plans' asset allocation within the following ranges within each asset class

	South Africa(1)		United States of America

	Minimum	Maximum	Minimum	Maximum

	%	%	%	%
Asset classes
Equities
local	50	60	25	75
foreign	—	15	—	25
Fixed interest	10	25	20	40
Property	10	25	—	20
Other	—	10	—	20

(1)
Members of the scheme have a choice of three investment portfolios. The targeted allocation disclosed represents the moderate balanced investment portfolio which the majority of the members of the scheme have adopted. The total assets under these investment portfolios are R22 million, R18,725 million and R168 million for the low portfolio, moderate balanced portfolio and aggressive portfolio, respectively. Defined benefit members' funds are invested in the moderate balanced portfolio.

        The trustees of the respective funds monitor investment performance and portfolio characteristics on a regular basis to ensure that managers are meeting expectations with respect to their investment approach. There are restrictions and controls placed on managers in this regard.

	South Africa	United States of America	Europe

For the year ended 30 June
Last actuarial valuation	31 March 2008	30 June 2008	30 June 2008
Full/interim valuation	Full	Full	Full
Valuation method adopted	Projected unit credit	Projected unit credit	Projected unit credit

        The plans have been assessed by the actuaries and have been found to be in sound financial positions.

Principal actuarial assumptions

        Weighted average assumptions used in performing actuarial valuation determined in consultation with independent actuaries

	South Africa		United States of America		Europe

	2008	2007	2008	2007	2008	2007

	%	%	%	%	%	%
At valuation date
Discount rate	9.3	8.0	6.1	6.0	6.0	5.0
Expected return on plan assets	9.9	8.8	7.8	7.8	—	—
Average salary increases	7.8	6.0	3.1	2.9	3.0	2.8
Average pension increases	4.0	2.9	—	—	2.1	1.8

        Assumptions regarding future mortality are based on published statistics and mortality tables.

Sasol Limited Group

Notes to the Financial Statements (Continued)

21    Post-retirement benefit obligations (Continued)

Reconciliation of the funded status to amounts recognised in the statement of financial position

	South Africa		Foreign		Total

	2008	2007	2008	2007	2008	2007

	Rm	Rm	Rm	Rm	Rm	Rm
For the year ended 30 June
Projected benefit obligation (funded obligation)	5,250	4,754	819	778	6,069	5,532
Plan assets	(5,838)	(5,381)	(871)	(842)	(6,709)	(6,223)
Projected benefit obligation (unfunded obligation)	—	—	2,453	2,034	2,453	2,034
Unrecognised actuarial net (losses)/gains	187	314	(352)	(444)	(165)	(130)
Asset not recognised due to asset limitation	225	221	—	—	225	221

Net liability/(asset) recognised	(176)	(92)	2,049	1,526	1,873	1,434

Comprising
Prepaid pension asset (refer note 9)	(176)	(92)	(395)	(271)	(571)	(363)
Pension benefit obligation	—	—	2,444	1,797	2,444	1,797
Long-term portion	—	—	2,356	1,778	2,356	1,778
Short-term portion	—	—	88	19	88	19

Net liability/(asset) recognised	(176)	(92)	2,049	1,526	1,873	1,434

Reconciliation of projected benefit obligation (funded obligation)

	South Africa		Foreign		Total

	2008	2007	2008	2007	2008	2007

	Rm	Rm	Rm	Rm	Rm	Rm
For the year ended 30 June
Projected benefit obligation at beginning of year	4,754	3,582	778	36	5,532	3,618
Service cost	7	7	32	31	39	38
Interest cost	367	276	51	50	418	326
Actuarial losses	100	1,088	19	92	119	1,180
Member contributions	3	2	—	—	3	2
Benefits paid	(355)	(277)	(69)	(68)	(424)	(345)
Translation of foreign operations	—	—	84	(15)	84	(15)
Curtailments and settlements	—	—	(76)	(5)	(76)	(5)
Transfer from defined contribution plan(1)	374	395	—	—	374	395
Surplus allocation	—	(319)	—	—	—	(319)
Reclassification from held for sale	—	—	—	657	—	657

Projected benefit obligation at end of year	5,250	4,754	819	778	6,069	5,532

Sasol Limited Group

Notes to the Financial Statements (Continued)

21    Post-retirement benefit obligations (Continued)

Reconciliation of projected benefit obligation (unfunded obligation)

	Foreign		Total

	2008	2007	2008	2007

	Rm	Rm	Rm	Rm
For the year ended 30 June
Projected benefit obligation at beginning of year	2,034	1,198	2,034	1,198
Acquistion of businesses	16	—	16	—
Service cost	74	68	74	68
Interest cost	103	87	103	87
Actuarial (gain)/loss	(268)	8	(268)	8
Benefits paid	(82)	(61)	(82)	(61)
Translation of foreign operations	576	77	576	77
Plan amendments	—	(74)	—	(74)
Reclassification from held for sale	—	731	—	731

Projected benefit obligation at end of year	2,453	2,034	2,453	2,034

Reconciliation of plan assets of funded obligation

	South Africa		Foreign		Total

	2008	2007	2008	2007	2008	2007

	Rm	Rm	Rm	Rm	Rm	Rm
For the year ended 30 June
Fair value of plan assets at beginning of year	5,381	4,640	842	23	6,223	4,663
Actual return on plan assets	431	1,319	(61)	56	370	1,375
Plan participant contributions	3	2	—	—	3	2
Employer contributions	4	4	144	83	148	87
Benefit payments	(355)	(277)	(68)	(68)	(423)	(345)
Translation of foreign operations	—	—	90	46	90	46
Transfer from defined contribution plan(1)	374	395	—	—	374	395
Transfer to defined contribution plan(2)	—	(383)	—	—	—	(383)
Surplus allocation	—	(319)	—	—	—	(319)
Curtailments and settlements	—	—	(76)	—	(76)	—
Reclassification from held for sale	—	—	—	702	—	702

Fair value of plan assets at end of year	5,838	5,381	871	842	6,709	6,223

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

Sasol Limited Group

Notes to the Financial Statements (Continued)

21    Post-retirement benefit obligations (Continued)

Net periodic pension cost/(gain) recognised in the income statement

	South Africa		Foreign		Total

	2008	2007	2008	2007	2008	2007

	Rm	Rm	Rm	Rm	Rm	Rm
For the year ended 30 June
Service cost	7	7	106	99	113	106
Interest cost	367	276	154	137	521	413
Expected return on plan assets	(458)	(337)	(67)	(55)	(525)	(392)
Recognised actuarial losses/(gains)	—	(48)	26	1	26	(47)
Asset limitation cost	4	91	—	—	4	91
Plan amendments	—	—	—	(15)	—	(15)
Curtailments and settlements	—	—	23	—	23	—

Net pension costs/(gain)	(80)	(11)	242	167	162	156

Actual return on plan assets	431	1,319	(61)	56	370	1,375

Contributions

        Funding is based on actuarially determined contributions. The following table sets forth the projected pension contributions for the 2009 financial year.

	South Africa	Foreign

	Rm	Rm
Pension contributions	8	155

22    Long-term deferred income

	2008	2007

	Rm	Rm
Total deferred income	543	2,809
Short-term portion	(167)	(44)

	376	2,765

        Amounts received in respect of capital investment, to be recognised in income over the useful lives of the underlying assets, as well as emission rights received to be recognised in income as the emissions are generated.

        During the year, the Escravos GTL (EGTL) project has been classified as held for sale resulting in the deferred income relating to the project being reclassified to assets held for sale.

Sasol Limited Group

Notes to the Financial Statements (Continued)

22    Long-term deferred income (Continued)

Business segmentation

	2008	2007

	Rm	Rm
South African Energy cluster	31	27
Gas	27	26
Oil	4	1
International Energy cluster	—	2,671
Synfuels International	—	2,671
Chemical cluster	345	67
Polymers	204	—
Solvents	34	6
Olefins & Surfactants	107	61

Total operations	376	2,765

23    Deferred tax

	Note	2008	2007

		Rm	Rm
Reconciliation
Balance at beginning of year		7,459	5,465
Acquisition of businesses	54	(161)	—
Disposal of businesses	55	(1)	—
Current year charge		668	1,360
per the income statement	40	608	1,360
per the statement of changes in equity		60	—
Net reclassification (to)/from held for sale		(1,262)	641
Translation of foreign operations	46	290	(7)

Balance at end of year		6,993	7,459

Comprising
Deferred tax assets		(1,453)	(845)
Deferred tax liabilities		8,446	8,304

		6,993	7,459

        Deferred tax assets and liabilities are determined based on the tax status of the underlying entities.

Sasol Limited Group

Notes to the Financial Statements (Continued)

23    Deferred tax (Continued)

Deferred tax is attributable to the following temporary differences

	2008	2007

	Rm	Rm
Assets
Property, plant and equipment	422	354
Short- and long-term provisions	(478)	(276)
Calculated tax losses	(1,054)	(810)
Other	(343)	(113)

	(1,453)	(845)

Liabilities
Property, plant and equipment	10,688	10,352
Intangible assets	124	128
Current assets	(457)	85
Short- and long-term provisions	(1,782)	(1,891)
Calculated tax losses	(493)	(580)
Other	366	210

	8,446	8,304

        Deferred tax assets have been recognised for the carry forward amount of unused tax losses relating to the group's operations where, among other things, taxation losses can be carried forward indefinitely and there is evidence that it is probable that sufficient taxable profits will be available in the future to utilise all tax losses carried forward.

        Deferred tax assets are not recognised for carry forward of unused tax losses when it cannot be demonstrated that it is probable that taxable profits will be available against which the deductible temporary difference can be utilised.

	2008	2007

	Rm	Rm
Attributable to the following tax jurisdictions
South Africa	6,038	5,972
United States of America	505	302
Germany	374	434
Mozambique	212	96
Nigeria	—	701
Italy	(104)	(104)
Other	(32)	58

	6,993	7,459

Sasol Limited Group

Notes to the Financial Statements (Continued)

23    Deferred tax (Continued)

Calculated tax losses

(before applying the applicable tax rate)

	2008	2007

	Rm	Rm
Available for offset against future taxable income	10,762	8,379
Utilised against the deferred tax balance	(5,716)	(5,025)

Not recognised as a deferred tax asset	5,046	3,354

        Deferred tax assets have been recognised to the extent that it is probable that the entities will generate future taxable income against which these tax losses can be utilised.

        A portion of the estimated tax losses available may be subject to various statutory limitations as to its usage.

	2008	2007

	Rm	Rm
Calculated tax losses carried forward that have not been recognised
Expiry between one and two years	668	311
Expiry between two and five years	1,407	1,293
Expiry thereafter	1,634	984
Indefinite life	1,337	766

	5,046	3,354

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

	2008	2007

	Rm	Rm
Unremitted earnings at end of year	12,298	7,238
Europe	9,649	6,217
Rest of Africa	1,259	632
United States of America	575	248
Other	815	141
Tax effect if remitted	212	69
Europe	147	36
Rest of Africa	8	6
United States of America	29	13
Other	28	14

Sasol Limited Group

Notes to the Financial Statements (Continued)

23    Deferred tax (Continued)

Secondary Taxation on Companies (STC)

        STC is a tax levied on South African companies at a rate of 10.0% with effect from 1 October 2007 (previously 12.5%) on dividends distributed.

        Current and deferred tax are measured at the tax rate applicable to undistributed income and therefore only take STC into account to the extent that dividends have been received or paid.

        On declaration of a dividend, the company includes the STC on this dividend in its computation of the income tax expense in the period of such declaration.

	2008	2007

	Rm	Rm
Undistributed earnings that would be subject to STC	95,395	71,762
Tax effect if distributed	8,672	6,524
Available STC credits at end of year	39	126

Sasol Limited Group

Notes to the Financial Statements (Continued)

Current liabilities

	Note	2008	2007

		Rm	Rm
Liabilities in disposal groups held for sale	12	142	35
Short-term debt	24	3,496	5,621
Short-term financial liabilities	25	67	383
Short-term provisions	26	2,819	2,693
Short-term portion of deferred income	22	167	44
Tax payable	27	1,522	1,465
Trade payables and accrued expenses	28	14,694	9,376
Other payables	29	3,686	3,704
Bank overdraft	17	914	545

		27,507	23,866

24    Short-term debt

	Note	2008	2007

		Rm	Rm
Bank loans		1,944	288
Revolving credit		358	2,107
Other		73	151

Short-term debt		2,375	2,546
Short-term portion of long-term debt	18	1,121	3,075

		3,496	5,621

Reconciliation
Balance at beginning of year		2,546	1,727
Loans raised		1,942	1,918
Loans repaid		(2,292)	(1,053)
Translation effect of foreign currency loans		103	(45)
Translation of foreign operations	46	76	(1)

Balance at end of year		2,375	2,546

Currency analysis
Euro		358	2,107
US dollar		111	98
Rand		1,313	—
Other currencies		593	341

		2,375	2,546

Interest bearing status

        All short-term debt bears interest at market related rates. The weighted average interest rate applicable to short-term debt for the year was approximately 13.4% (2007—5.4%).

Sasol Limited Group

Notes to the Financial Statements (Continued)

24    Short-term debt (Continued)

Security

        All short-term debt is unsecured.

	2008	2007

	Rm	Rm
Business segmentation
Financing	1,645	2,107
Polymers	590	341
Other	140	98

	2,375	2,546

Fair value of short-term debt

        The carrying value of short-term external debt approximates fair value because of the short period to maturity. The fair value of the short-term portion of long-term debt is disclosed in note 18.

25    Short-term financial liabilities

	2008	2007

	Rm	Rm
Forward exchange contracts	55	56
Cross currency swaps	5	130
Interest rate derivatives	—	—
Commodity derivatives	—	197
Short-term portion of financial guarantees	7	—

Arising on short-term financial instruments	67	383

used for cash flow hedging	29	23
held for trading	38	360

        Short-term financial liabilities include the revaluation of out-of-the-money derivative instruments, refer to note 63.

Fair value of derivative financial instruments

        The fair value of derivatives was based upon marked to market valuations.

Forward exchange contracts and cross currency swaps

        The fair value losses were determined by recalculating the daily forward rates for each currency using a forward rate interpolator model. The net market value of all forward exchange contracts and cross currency swaps at year end were calculated by comparing the forward exchange contracted rates to the equivalent year end market foreign exchange rates. The present values of these net market values were then determined using the appropriate currency specific discount curve.

Sasol Limited Group

Notes to the Financial Statements (Continued)

25    Short-term financial liabilities (Continued)

Interest rate and commodity derivatives

        The fair value of interest rate and commodity derivatives were determined by reference to quoted market prices for similar instruments.

26    Short-term provisions

	Note	2008	2007

		Rm	Rm
Employee provisions		998	1,234
Insurance related provisions		119	105
Restructuring provisions		13	93
Other provisions		454	318

		1,584	1,750
Short-term portion of:
long-term provisions	20	1,123	900
post-retirement benefit obligations	21	112	43

		2,819	2,693

Reconciliation
Balance at beginning of year		1,750	1,404
Acquisition of businesses	54	2	—
Disposal of businesses	55	—	1
Net income statement movement*		(309)	(13)
income statement charge		1,669	1,609
reversal of unutilised amounts		(262)	(92)
provisions utilised		(1,716)	(1,530)
Reclassification from/(to) held for sale		—	347
Translation of foreign operations	46	141	11

Balance at end of year		1,584	1,750

*
Included in the net income statement movement of short-term provisions are changes relating to the increase in emission obligations for the year as well as the utilisation of emission rights in reducing these provisions.

Sasol Limited Group

Notes to the Financial Statements (Continued)

26    Short-term provisions (Continued)

	2008	2007

	Rm	Rm
Business segmentation
South African Energy cluster	293	431
Mining	170	151
Gas	12	9
Synfuels	31	173
Oil	80	98
International Energy cluster	452	242
Synfuels International	430	224
Petroleum International	22	18
Chemical cluster	1,631	1,651
Polymers	125	108
Solvents	206	208
Olefins & Surfactants	876	896
Other	424	439
Other businesses	443	369

Total operations	2,819	2,693

27    Tax paid

	Note	2008	2007

		Rm	Rm
Amounts unpaid at beginning of year		(1,465)	(1,899)
Net interest received on tax		1	7
Penalties paid on tax		(19)	—
Income tax per income statement	40	(9,521)	(6,793)
Acquisition of businesses	54	(1)	—
Disposal of businesses	55	2	2
Reclassification (to)/from held for sale		—	(16)
Translation of foreign operations	46	(91)	(17)

		(11,094)	(8,716)
Tax payable per statement of financial position		1,522	1,465

Per the statement of cash flows		(9,572)	(7,251)

Comprising
Normal tax
South Africa		(8,073)	(6,448)
foreign		(875)	(198)
STC		(624)	(605)

		(9,572)	(7,251)

Sasol Limited Group

Notes to the Financial Statements (Continued)

28    Trade payables and accrued expenses

	2008	2007

	Rm	Rm
Trade payables	8,609	5,946
Accrued expenses	2,487	1,423
Related party payables	1,317	273
third parties	773	191
joint ventures	544	82

	12,413	7,642
Duties payable to revenue authorities	1,692	1,381
Value added tax	589	353

	14,694	9,376

Currency analysis
Euro	3,152	2,224
US dollar	3,528	2,343
Rand	4,680	2,826
Other currencies	1,053	249

	12,413	7,642

Age analysis of trade payables
Not past due date	7,514
Past due 0–30 days	743
Past due 31–150 days	296
Past due 151 days–1 year	24
More than 1 year	32

	8,609

Sasol Limited Group

Notes to the Financial Statements (Continued)

28    Trade payables and accrued expenses (Continued)

Fair value of trade payables and accrued expenses

        The carrying value approximates fair value because of the short period to settlement of these obligations.

	2008	2007

	Rm	Rm
Business segmentation
South African Energy cluster	6,545	4,374
Mining	427	301
Gas	127	93
Synfuels	1,113	782
Oil	4,878	3,198
International Energy cluster	767	642
Synfuels International	661	447
Petroleum International	106	195
Chemical cluster	7,059	4,095
Polymers	772	264
Solvents	973	765
Olefins & Surfactants	3,434	2,180
Other	1,880	886
Other businesses	323	265

Total operations	14,694	9,376

Sasol Limited Group

Notes to the Financial Statements (Continued)

29    Other payables

	2008	2007

	Rm	Rm
Capital projects related payables	626	935
Employee related payables	1,722	826
Insurance related payables	380	923
Other payables	958	1,020

	3,686	3,704

Currency analysis
Euro	413	167
US dollar	545	1,275
Rand	2,246	1,842
Other currencies	482	420

	3,686	3,704

Business segmentation
South African Energy cluster	864	496
Mining	179	158
Gas	23	25
Synfuels	327	123
Oil	335	190
International Energy cluster	111	234
Synfuels International	64	93
Petroleum International	47	141
Chemical cluster	1,169	735
Polymers	435	306
Solvents	150	152
Olefins & Surfactants	391	114
Other	193	163
Other businesses	1,542	2,239

Total operations	3,686	3,704

Fair value of other payables

        The carrying value approximates fair value because of the short period to maturity.

Sasol Limited Group

Notes to the Financial Statements (Continued)

Results of operations

	Note	2008	2007	2006

		Rm	Rm	Rm
Turnover	30	129,943	98,127	82,395
Cost of sales and services rendered	31	74,634	59,997	48,547
Other operating income	32	635	639	533
Translation gains/(losses)	33	300	(232)	243
Operating profit	34	33,816	25,621	17,212
Financial instruments (expenses)/income	35	(1,436)	423	(68)
Auditors' remuneration	36	(83)	(86)	(68)
Finance income	37	735	825	341
Share of profit of associates (net of tax)	38	254	405	134
Finance expenses	39	(1,148)	(1,148)	(571)
Taxation	40	(10,129)	(8,153)	(6,534)
Remeasurement items affecting operating profit	41	(473)	1,233	(3,841)

		Rand	Rand	Rand

Earnings per share	42	37.30	27.35	16.78

		Rm	Rm	Rm

Other comprehensive income	43	3,652	(258)	1,517

Sasol Limited Group

Notes to the Financial Statements (Continued)

30    Turnover

	2008	2007	2006

	Rm	Rm	Rm
Sale of products	128,492	96,785	81,172
Services rendered	889	918	714
Other trading income	562	424	509

	129,943	98,127	82,395

Comprising
Within South Africa	66,836	51,011	43,033
Exported from South Africa	15,331	9,854	8,823
Outside South Africa	47,776	37,262	30,539

	129,943	98,127	82,395

Business segmentation
South African Energy cluster	58,515	42,561	36,338
Mining	2,470	1,694	1,517
Gas	2,563	2,075	1,663
Synfuels	982	976	915
Oil	52,500	37,816	32,243
International Energy cluster	3,016	842	810
Synfuels International	1,788	65	161
Petroleum International	1,228	777	649
Chemical cluster	68,187	54,296	45,097
Polymers	11,162	9,305	7,537
Solvents	15,585	12,509	10,485
Olefins & Surfactants	28,125	22,012	18,545
Other	13,315	10,470	8,530
Other businesses	225	428	150

Total operations	129,943	98,127	82,395

Sasol Limited Group

Notes to the Financial Statements (Continued)

31    Cost of sales and services rendered

	2008	2007	2006

	Rm	Rm	Rm
Cost of sales of products	74,160	59,434	48,125
Cost of services rendered	474	563	422

	74,634	59,997	48,547

Business segmentation
South African Energy cluster	33,689	24,847	20,476
Mining	4,551	3,832	3,539
Gas	796	624	403
Synfuels	9,515	6,317	5,805
Oil	18,827	14,074	10,729
International Energy cluster	1,080	560	522
Synfuels International	608	98	156
Petroleum International	472	462	366
Chemical cluster	39,072	33,751	27,229
Polymers	2,185	2,816	2,089
Solvents	5,488	4,915	3,806
Olefins & Surfactants	22,625	18,735	15,501
Other	8,774	7,285	5,833
Other businesses	793	839	320

Total operations	74,634	59,997	48,547

32    Other operating income

	2008	2007	2006

	Rm	Rm	Rm
Emission rights received	133	185	185
Gain on hedging activities	128	91	84
Bad debts recovered	9	60	—
Insurance proceeds	5	—	40
Other	360	303	224

	635	639	533

Sasol Limited Group

Notes to the Financial Statements (Continued)

33    Translation gains/(losses)

	2008	2007	2006

	Rm	Rm	Rm
Gains/(losses) on foreign exchange transactions
realised	(533)	(240)	(220)
unrealised	833	8	463

	300	(232)	243

Comprising
Forward exchange contracts	(133)	(116)	93
Trade receivables	477	(18)	164
Gain/(loss) on translation of foreign currency loans	365	99	(198)
Realisation of foreign currency translation reserve	(557)	—	—
Other	148	(197)	184

	300	(232)	243

34    Operating profit

	Note	2008	2007	2006

		Rm	Rm	Rm
Operating profit includes
Amortisation of other intangible assets	6	(192)	(279)	(303)
Auditors' remuneration	36	(83)	(86)	(68)
Depreciation of property, plant and equipment	3	(5,020)	(3,743)	(3,973)
Effect of remeasurement items	41	(698)	1,140	(4,272)
Employee costs (including employee related share-based payment expenses)		(14,443)	(11,695)	(9,551)
Exploration expenditure		(221)	(526)	(123)
Insurance proceeds		5	—	40
Operating lease charges
buildings		(324)	(236)	(179)
plant and equipment		(563)	(471)	(389)
Research expenditure		(761)	(690)	(249)
Restructuring costs		(220)	(361)	(3)
Technical and other fees		(348)	(256)	(324)
Write-down of inventories to net realisable value	13	(105)	(71)	(130)

        Included in operating profit is other expenses, which include share-based payment expenditure (refer note 45), remeasurement items (refer note 41), the effect of crude oil hedging (refer note 35) and exploration expenditure (refer above).

Sasol Limited Group

Notes to the Financial Statements (Continued)

35    Financial instruments (expenses)/income

	2008	2007	2006

	Rm	Rm	Rm
Financial instruments (expenses)/income recognised in the income statement
Net (loss)/gain on derivative instruments held for trading	(1,409)	408	(93)
realised effect of crude oil hedging	(2,428)	408	—
revaluation of crude oil derivatives	227	(227)	(93)
revaluation of cross currency swaps	792	227	—
Net gain on extinguishment of financial liabilities	—	21	—
Ineffectiveness on cash flow hedges	—	(2)	—
Impairment of investments available-for-sale	—	(9)	—
Impairment of trade receivables
raised during year	(60)	(46)	(36)
released during year	33	60	61
Impairment of long-term receivables	—	(9)	—

	(1,436)	423	(68)

36    Auditors' remuneration

	2008	2007	2006

	Rm	Rm	Rm
Audit fees	75	71	34
KPMG for financial statement audit	67	54	32
KPMG for Sarbanes-Oxley Section 404 audit	7	15	—
other external auditors	1	2	2
Other fees paid to auditors	2	8	28
advisory services	—	6	1
Sarbanes-Oxley Section 404 implementation	—	—	2
other advisory services	2	2	25
Tax advisory fees	2	3	3
Expenses	4	4	3

	83	86	68

Sasol Limited Group

Notes to the Financial Statements (Continued)

37    Finance income

	2008	2007	2006

	Rm	Rm	Rm
Dividends received from investments available-for-sale	10	34	36
South Africa	—	15	22
outside South Africa	10	19	14
Interest received	716	788	305
South Africa	274	549	172
outside South Africa	442	239	133
Notional interest received	9	3	—

	735	825	341

Interest received on
investments available-for-sale	1	1
investments held-to-maturity	35	22
loans and receivables	680	765

	716	788

38    Share of profit of associates (net of tax)

	2008	2007	2006

	Rm	Rm	Rm
Profit before tax	335	437	155
Taxation	(81)	(32)	(21)

Share of profit of associates (net of tax)	254	405	134

Dividends received from associates	235	247	115

Sasol Limited Group

Notes to the Financial Statements (Continued)

39    Finance expenses

	Note	2008	2007	2006

		Rm	Rm	Rm
Bank overdraft		56	49	13
Debt		1,979	1,409	1,385
Finance leases		86	80	79
Other		276	218	255

		2,397	1,756	1,732
Finance charges		11	80	23

		2,408	1,836	1,755
Amortisation of loan costs		19	38	—
Notional interest	20	307	263	264

Total finance expenses		2,734	2,137	2,019
Amounts capitalised		(1,586)	(989)	(1,448)
property, plant and equipment	3	(6)	(8)	(5)
assets under construction	4	(1,580)	(981)	(1,443)

Income statement charge		1,148	1,148	571

Total finance expenses comprise
South Africa		1,263	1,176	1,243
outside South Africa		1,471	961	776

		2,734	2,137	2,019

Average capitalisation rate applied		8.5%	4.9%	7.9%

Total finance expenses before amortisation of loan costs and notional interest		2,408	1,836	1,755
Less interest paid on tax payable		(3)	(3)	(10)
Less financial guarantee charge		—	(17)	—

Per the statement of cash flows		2,405	1,816	1,745

Sasol Limited Group

Notes to the Financial Statements (Continued)

40    Taxation

	Note	2008	2007	2006

		Rm	Rm	Rm
South African normal tax		8,497	6,016	5,644
current year		8,476	6,055	5,573
prior years		21	(39)	71
STC		637	529	555
Foreign tax		387	248	421
current year		459	241	407
prior years		(72)	7	14
Income tax	27	9,521	6,793	6,620
Deferred tax—South Africa	23	345	952	236
current year		527	845	290
prior years		18	107	(54)
tax rate change		(200)	—	—
Deferred tax—foreign	23	263	408	(322)
current year		381	391	(324)
prior years		(17)	17	1
tax rate change		(101)	—	1
		10,129	8,153	6,534

Business segmentation
South African Energy cluster		8,329	6,764	5,900
Mining		332	334	374
Gas		547	529	392
Synfuels		5,905	5,137	4,395
Oil		1,545	764	739
International Energy cluster		225	284	229
Synfuels International		(191)	26	17
Petroleum International		416	258	212
Chemical cluster		1,385	866	393
Polymers		422	224	335
Solvents		474	310	161
Olefins & Surfactants		195	(97)	(299)
Other		294	429	196
Other businesses		190	239	12

Total operations		10,129	8,153	6,534

Sasol Limited Group

Notes to the Financial Statements (Continued)

40    Taxation (Continued)

Reconciliation of effective tax rate

        Total income tax expense differs from the amount computed by applying the South African normal tax rate to profit before tax. The reasons for these differences are:

	2008	2007	2006

	%	%	%
South African normal tax rate	28.0	29.0	29.0
Increase in rate of tax due to
STC	2.0	2.0	3.2
disallowed expenditure	4.5	4.5	3.3
increase in calculated tax losses	—	2.0	1.2
non-taxable goodwill	—	0.1	—
prior year adjustments	—	0.3	—
write-off of deferred tax assets	—	—	0.1
different foreign tax rate	—	—	2.2

	34.5	37.9	39.0
Decrease in rate of tax due to
exempt income	(0.8)	(3.2)	(0.8)
reduction in tax rate	(0.9)	—	—
different foreign tax rate	(1.3)	(3.0)	—
recognition of prior year assessed losses	(0.7)	—	—
utilisation of tax losses	(0.2)	—	—
other adjustments	(0.5)	—	—

Effective tax rate	30.1	31.7	38.2

Sasol Limited Group

Notes to the Financial Statements (Continued)

41    Remeasurement items affecting operating profit

	Note	2008	2007	2006

		Rm	Rm	Rm
Impairment of		(821)	(208)	(1,067)
property, plant and equipment	3	(447)	(19)	(897)
assets under construction	4	(371)	—	(26)
goodwill	5	—	(4)	(8)
other intangible assets	6	(3)	(167)	(136)
investments in securities	7	—	(9)	—
long-term receivables		—	(9)	—
Profit/(loss) on disposal of		440	749	132
property, plant and equipment		79	63	(66)
other intangible assets		12	(10)	—
investments in businesses	55	349	696	198
Loss on repurchase of participation rights in GTL project		(34)	—	—
Fair value write-down of disposal group held for sale		—	—	(3,196)
Reversal of fair value write-down of disposal group held for sale		—	803	—
Reversal of impairment		381	—	140
Scrapping of property, plant and equipment		(96)	(204)	(281)
Scrapping of assets under construction		(11)	—	—
Realisation of foreign currency translation reserve	33	(557)	—	—

		(698)	1,140	(4,272)
Tax effect thereon		229	93	431
Minority interest effect thereon		(4)	—	—

		(473)	1,233	(3,841)

Business segmentation
South African Energy cluster		(116)	291	(73)
Mining		(7)	(13)	(16)
Gas		(104)	370	138
Synfuels		(25)	(64)	(187)
Oil		20	(2)	(8)
International Energy cluster		(369)	—	(82)
Synfuels International		(396)	—	—
Petroleum International		27	—	(82)
Chemical cluster		(294)	538	(4,107)
Polymers		12	(9)	(17)
Solvents		(104)	(146)	105
Olefins & Surfactants		27	707	(4,143)
Other		(229)	(14)	(52)
Other businesses		81	311	(10)

Total operations		(698)	1,140	(4,272)

Sasol Limited Group

Notes to the Financial Statements (Continued)

41    Remeasurement items affecting operating profit (Continued)

	Gross 2008	Tax 2008	Minority interest 2008	Net 2008

	Rm	Rm	Rm	Rm
Earnings effect of remeasurement items
Impairment of	(821)	173	3	(645)
property, plant and equipment	(447)	120	3	(324)
assets under construction	(371)	52	—	(319)
other intangible assets	(3)	1	—	(2)
Profit/(loss) on disposal of	440	(12)	(7)	421
property, plant and equipment	79	(8)	(7)	64
other intangible assets	12	—	—	12
investments in businesses	349	(4)	—	345
Loss on repurchase of participation rights in GTL project	(34)	5	—	(29)
Reversal of impairment	381	(119)	—	262
Scrapping of property, plant and equipment	(96)	24	—	(72)
Scrapping of assets under construction	(11)	2	—	(9)
Realisation of foreign currency translation reserve	(557)	156	—	(401)

	(698)	229	(4)	(473)

Impairments	Business unit
Escravos GTL (EGTL)	Synfuels International	(362)
Solvents Germany (Herne site)	Solvents	(261)
Egoli pipeline	Gas	(104)
Baltimore alkylates plant	Olefins & Surfactants	(44)
Crotone inorganics plant	Olefins & Surfactants	(10)
Asphacell GmbH	Wax	(11)
Truckstop	Oil	(11)
Other		(18)

		(821)

Impairment of property, plant and equipment and assets under construction

        During the year, it has been determined that a material increase in capital expenditure is expected in respect of the construction of the Escravos gas-to-liquids plant (EGTL) in Nigeria, with the project completion date also being postponed until 2011. Sasol has entered in negotiations to reduce its interest in the project to 10% with an impairment of R362 million being recognised based on the EGTL plant's fair value less costs to sell (refer note 12).

        Also during the year, feedstock prices into the ethanol business at the Herne site in Germany increased substantially while sales prices decreased due to an oversupply of ethanol on the European market. Due to a decline in the economics of the business and the impact on the site as a whole, an impairment of the Herne site amounting to R261 million has been recognised.

Sasol Limited Group

Notes to the Financial Statements (Continued)

41    Remeasurement items affecting operating profit (Continued)

        The above impairments were the main contributors to the impairment of property, plant and equipment and assets under construction during the year. Other smaller impairments are in respect of assets which are subject to reduced utilisation.

Reversal of Impairment of property, plant and equipment

        During 2005, the Sasol Solvents n-Butanol plant in South Africa was impaired due to a decline in the economics of the business caused by a decrease in n-Butanol sales prices and poor asset utilisation. During the current year the economics of the business has improved due to an increase in n-Butanol prices and significantly improved asset utilisation. The previous impairment was reassessed, with management concluding that the increase in the selling price is sustainable to the extent that a reversal of R191 million of the previous impairment was recognised during 2008.

        During 2006, the alcohols cash generating unit in Lake Charles, USA was fully impaired due to the economics of the business. During the current year management has commenced with the implementation of a turnaround strategy regarding this business. Based on the current indicators from the turnaround process, management has concluded that the turnaround would be sufficiently sustainable to the extent that a reversal of R96 million of the previous impairment was recognised during 2008.

        The above reversals of impairments were the main contributors to the reversal of impairment of property, plant and equipment and assets under construction during the year. Other smaller reversals of impairments are in respect of assets where the economics of the businesses have improved.

Value-in-use calculations

        The recoverable amount of the assets reviewed for impairment, other than EGTL, is determined based on value-in-use calculations. Value-in-use calculations take into account cash flow projections based on financial budgets approved by management covering a three, five and ten year period. Cash flows beyond the budget period are extrapolated using the estimated growth rate for the specific business or project.

Main assumptions used for value-in-use calculations

	2008 South Africa	2008 Europe	2008 North America

	%	%	%
Growth rate—long-term Producer Price Index (PPI)	4.8	1.2	1.2
Discount rate—Weighted Average Cost of Capital (WACC)	11.75	7.25	7.25

        Management determines the expected performance of the assets based on past performance and its expectations of market development. The weighted average growth rates used are consistent with the increase in the geographic segment long-term PPI index. Future cash flows are estimated for a cash generating unit in its current condition based on the latest approved budget by management. If necessary, these cash flows are then adjusted to take into account any changes in assumptions or operating conditions that have been identified subsequent to the preparation of the budgets.The estimated future cash flows and discount rates used are post-tax and reflect specific risks relating to the relevant geographic segment. Discounting post-tax cash flows at a post-tax discount rate yields the same result as discounting pre-tax cash flows at a pre-tax discount rate.

Sasol Limited Group

Notes to the Financial Statements (Continued)

41    Remeasurement items affecting operating profit (Continued)

Sensitivity to changes in assumptions

        Management has considered the sensitivity of the values in use determined above to various key assumptions such as crude oil prices, commodity prices and exchange rates. These sensitivities have been taken into consideration in determining the required impairments and reversals of impairments.

42    Earnings per share

        Earnings per share is derived by dividing attributable earnings by the weighted average number of shares after taking the share repurchase programme and the Sasol Inzalo share transaction into account. Appropriate adjustments are made in calculating diluted earnings per share.

        Diluted earnings per share reflect the potential dilution that could occur if all of the group's outstanding share options were exercised and the effects of all dilutive potential ordinary shares resulting from the Sasol Inzalo share transaction. The number of shares outstanding is adjusted to show the potential dilution if employee share options and Sasol Inzalo share rights are converted into ordinary shares and the ordinary shares that will be issued to settle the A and B preference shares in the Sasol Inzalo share transaction.

        No adjustments were made to reported earnings attributable to shareholders in the computation of diluted earnings per share.

	Number of shares
	2008	2007	2006

	million	million	million
Weighted average number of shares	601.0	622.6	620.0
Potential dilutive effect of outstanding share options	8.5	7.7	10.2

Diluted weighted average number of shares	609.5	630.3	630.2

	2008	2007	2006

	Rand	Rand	Rand
Profit attributable to shareholders
Earnings per share	37.30	27.35	16.78
Diluted earnings per share	36.78	27.02	16.51
Effect of share repurchase programme	1.73	0.10	1.48
Dividends per share
Ordinary shares of no par value
Interim	3.65	3.10	2.80
Final*	9.35	5.90	4.30

	13.00	9.00	7.10

*
Declared subsequent to 30 June 2008 and has been presented for information purposes only. No provision regarding the final dividend has been recognised.

Sasol Limited Group

Notes to the Financial Statements (Continued)

42    Earnings per share (Continued)

Potential dilutive effect of options issued in terms of the share-based compensation schemes

		2008	2007	2006

Number of options granted at year end	thousand	16,212	21,439	23,819
Average issue price of options	Rand	171.92	159.03	129.34
Value at issue price	Rm	2,787	3,409	3,081

Average closing share price during year on JSE	Rand	360.27	248.93	226.86
Equivalent shares at closing share price	thousand	7,736	13,695	13,581
Potential dilutive effect of outstanding share options	thousand	8,476	7,744	10,238

        The potential dilutive effect of share rights issued in terms of the Sasol Inzalo share transaction during the year is insignificant as the transaction was concluded only at the end of the year.

43    Other comprehensive income

	Note	2008	2007	2006

		Rm	Rm	Rm
Components of other comprehensive income
Effect of translation of foreign operations		3,452	(258)	1,152
Effect of cash flow hedges		261	—	430
Gains/(losses) on effective portion of cash flow hedges		40	(8)	(55)
Losses/(gains) on cash flow hedges transferred to hedged items		221	(10)	485
Losses on cash flow hedges transferred to income statement		—	18	—
Loss on fair value of investments		(1)	—	—
Tax on other comprehensive income	23	(60)	—	(65)

Other comprehensive income for year, net of tax		3,652	(258)	1,517

Sasol Limited Group

Notes to the Financial Statements (Continued)

43    Other comprehensive income (Continued)

Tax and minority interest on other comprehensive income

	Gross	Tax	Minority interest	Net

	Rm	Rm	Rm	Rm
2008
Effect of translation of foreign operations	3,452	(1)	(2)	3,449
Gains on effective portion of cash flow hedges	40	(4)	(5)	31
Losses on cash flow hedges transferred to hedged items	221	(55)	—	166
Loss on fair value of investments	(1)	—	—	(1)

Other comprehensive income	3,712	(60)	(7)	3,645

2007
Effect of translation of foreign operations	(258)	—	—	(258)
Losses on effective portion of cash flow hedges	(8)	—	—	(8)
Gains on cash flow hedges transferred to hedged items	(10)	—	—	(10)
Losses on cash flow hedges transferred to income statement	18	—	—	18

Other comprehensive income	(258)	—	—	(258)

2006
Effect of translation of foreign operations	1,152	(2)	(3)	1,147
Losses on effective portion of cash flow hedges	(55)	(12)	—	(67)
Losses on cash flow hedges transferred to hedged items	485	(51)	(8)	426

Other comprehensive income	1,582	(65)	(11)	1,506

Sasol Limited Group

Notes to the Financial Statements (Continued)

Equity structure

Note
Share capital	44
Share-based payments	45
Foreign currency translation reserve	46
Share repurchase programme	47

44    Share capital

	Number of shares
	2008	2007	2006

Authorised(1)
Ordinary shares of no par value	1,127,690,590	1,175,000,000	1,175,000,000
Sasol preferred ordinary shares of no par value	28,385,646	—	—
Sasol BEE ordinary shares of no par value	18,923,764	—	—

	1,175,000,000	1,175,000,000	1,175,000,000

(1)
During May 2008, special resolutions were passed whereby 47,309,410 of the authorised but unissued ordinary shares of no par value of the capital of Sasol Limited were converted into 28,385,646 Sasol preferred ordinary shares of no par value and 18,923,764 Sasol BEE ordinary shares of no par value, respectively.

	Number of shares
	2008	2007	2006

Issued
Shares issued at beginning of year	627,696,148	682,978,425	676,877,125
Issued in terms of the Sasol Share Incentive Scheme	4,859,700	4,829,200	6,101,300
Issued in terms of the Sasol Inzalo share transaction(2)	44,155,450	—	—
Shares cancelled during year	—	(60,111,477)	—

Shares issued at end of year	676,711,298	627,696,148	682,978,425

Comprising
Ordinary shares of no par value	667,249,416	627,696,148	682,978,425
Sasol preferred ordinary shares of no par value	9,461,882	—	—

	676,711,298	627,696,148	682,978,425

(2)
At the 60 day volume weighted average price of R366.00 per share on 18 March 2008, the shares are valued at R16,161 million. 34,693,568 Sasol ordinary shares with a value of R12,698 million were issued at a nominal value of R0.01 per share to the Sasol Inzalo Employee and Management Trusts and the Sasol Inzalo Foundation, with the remaining amount being faciliated by Sasol. 9,461,882 Sasol preferred ordinary shares were issued at an issue price of R366.00 per share, for R3,468 million to the Selected Participants.

Sasol Limited Group

Notes to the Financial Statements (Continued)

44    Share capital (Continued)

	Number of shares
	2008	2007	2006

Held in reserve
Allocated to the Sasol Share Incentive Scheme	18,005,500	22,865,200	27,694,400
Unissued shares	480,283,202	524,438,652	464,327,175
Ordinary shares of no par value	442,435,674	524,438,652	464,327,175
Sasol preferred ordinary shares of no par value	18,923,764	—	—
Sasol BEE ordinary shares of no par value	18,923,764	—	—

	498,288,702	547,303,852	492,021,575

Conditions attached to new share classifications

        The Sasol preferred ordinary shares have voting rights attached to them and will be Sasol ordinary shares at the end of the term of the Sasol Inzalo share transaction. The Sasol preferred ordinary shares will rank pari passu with the Sasol ordinary shares and will differ only in the fact that they will not be listed and trading will be restricted.

        Further, the Sasol preferred ordinary shares carry a cumulative preferred dividend right where a dividend has been declared during the term of the Sasol Inzalo share transaction, with the dividends set out as follows:

  •
  R16.00 per annum for each of the three years until 30 June 2011;

  •
  R22.00 per annum for the next three years until 30 June 2014; and

  •
  R28.00 per annum for the last four years until 30 June 2018.

        The Sasol BEE ordinary shares have voting rights attached to them and will be Sasol ordinary shares at the end of the term of the Sasol Inzalo share transaction. The Sasol BEE ordinary shares will rank pari passu with the Sasol ordinary shares and will differ only in the fact that they will not be listed and trading will be restricted.

        The Sasol BEE ordinary shares will receive dividends per share simultaneously with, and equal to, Sasol ordinary shareholders.

Capital management

        The group's objectives when managing capital are to safeguard the group's ability to continue as a going concern in order to provide sustainable returns for shareholders, benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

        In order to maintain the capital structure, the group may adjust the amount of dividends paid to shareholders, return capital to shareholders, repurchase current issued shares, issue new shares or sell assets to reduce debt.

        The group monitors capital on the basis of its gearing ratio. The gearing ratio is calculated as net borrowings (total borrowings less cash) divided by shareholders' equity.

Sasol Limited Group

Notes to the Financial Statements (Continued)

44    Share capital (Continued)

        During 2008, the group's long-term strategy, unchanged from 2007, was to maintain a gearing ratio of within 30% to 50%. The gearing ratio at 30 June 2008 is 20.5% (2007—22.0%).

        The decrease in the gearing ratio during 2008 resulted primarily from the increase in earnings caused by a higher crude oil price which was partially offset by the repurchase of shares during the year. The Sasol Inzalo share transaction had a minimal effect on the gearing of the group.

45    Share-based payments

	Note	2008	2007	2006

		Rm	Rm	Rm
During the year the following share-based payment expenses were recognised in the income statement regarding share-based payment arrangements that existed:
Sasol share incentive scheme	45.1	140	186	169
Sasol share appreciation rights scheme	45.2	208	4	—
Sasol Inzalo share transaction	45.3	1,434	—	—

		1,782	190	169

        All share arrangements are equity settled, except for the Sasol share appreciation right scheme that is a cash settled scheme and is included in long-term provisions.

45.1 The Sasol Share Incentive Scheme

        In 1988, the shareholders approved the adoption of the Sasol Share Incentive Scheme. The scheme was introduced to provide an incentive for senior employees (including executive directors) of the group who participate in management and also non-executive directors from time to time.

        The objective of the Sasol Share Incentive Scheme is to recognise the contributions of senior staff to the value added to group's financial position and performance and to retain key employees. Allocations are linked to the performance of both the group and the individual. Options are granted for a period of nine years and vest as follows:

  2 years—1st third
  4 years—2nd third
  6 years—final third

        The offer price of these options equals the closing market price of the underlying shares on the trading day immediately preceding the granting of the option. These options are settled by means of the issue of ordinary shares of no par value by Sasol Limited. The fair value of the equity settled expense is calculated at grant date.

        In terms of the scheme, options to a maximum of 60,000,000 ordinary shares may be offered by the trustees to eligible group employees. Each employee is limited to holding a maximum of 1,000,000 options to acquire Sasol Limited shares.

Sasol Limited Group

Notes to the Financial Statements (Continued)

45    Share-based payments (Continued)

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

        Following the introduction of the Sasol Share Appreciation Rights Scheme, no further options have been issued in terms of the Sasol Share Incentive Scheme. Unimplemented share options will not be affected by the Sasol Share Appreciation Rights Scheme.

        It is group policy that employees should not deal in Sasol Limited shares for the periods from 1 January for half year end and 1 July for year end until 2 days after publication of the results and at any other time during which they have access to price sensitive information.

	Number of shares
	2008	2007	2006

Shares allotted	41,994,500	37,134,800	32,305,600
Share options granted	16,212,000	21,439,100	23,818,700
Available for allocation	1,793,500	1,426,100	3,875,700

	60,000,000	60,000,000	60,000,000

Vesting periods of options granted
Already vested	5,595,800	5,818,300	5,295,500
Within one year	3,331,400	4,523,700	5,208,500
One to two years	2,643,300	3,465,400	4,751,700
Two to three years	2,129,600	2,790,900	2,624,400
Three to four years	1,615,200	2,206,300	2,891,000
Four to five years	896,700	1,699,100	1,291,400
More than five years	—	935,400	1,756,200

	16,212,000	21,439,100	23,818,700

Sasol Limited Group

Notes to the Financial Statements (Continued)

45    Share-based payments (Continued)

	Number of shares	Weighted average option price

		Rand
Movements in the number of options granted
Balance at 30 June 2005	24,975,700	83.18
Options granted	5,390,500	218.95
Options converted to shares	(6,101,300)	70.52
Options forfeited	(37,700)	218.18
Options lapsed	(408,500)	137.95

Balance at 30 June 2006	23,818,700	116.32
Options granted	2,911,800	238.27
Options converted to shares	(4,829,200)	68.72
Options forfeited	(21,400)	232.38
Options lapsed	(440,800)	152.21

Balance at 30 June 2007	21,439,100	142.75
Options converted to shares	(4,859,700)	96.80
Options lapsed	(367,400)	189.07

Balance at 30 June 2008	16,212,000	155.47

	2008	2007	2006

	Rand	Rand	Rand
Average price at which share options were granted during year	—	238.27	218.95
Average market price of options traded during year	366.71	253.68	234.13
Average fair value of share options vested during year	39.29	27.85	26.17
Average fair value of share options issued during year	—	64.35	58.74

	2008	2007	2006

	Rand	Rand	Rand
Total intrinsic value of share options exercised during year	1,312	893	998
Share-based payment expense recognised*	140	186	169

*
The unrecognised share-based payment expense related to non-vested share options, expected to be recognised over a weighted average period of 1.4 years, amounted to R197 million at 30 June 2008 (2007—R337 million).

Sasol Limited Group

Notes to the Financial Statements (Continued)

45    Share-based payments (Continued)

        There was no income tax recognised as a consequence of Sasol Share Incentive Scheme.

	2008	2007	2006

The share-based payment expense is calculated using the Black Scholes model based on the following assumptions at grant date.
Risk free interest rate (%)	*	7.75	8.00
Expected volatility (%)	*	34	34
Expected dividend yield (%)	*	3.8	4.0
Vesting period	*	2,4,6 years	2,4,6 years

*
Following the introduction of the Sasol Share Appreciation Rights Scheme in 2007, no further options have been granted in terms of the Sasol Share Incentive Scheme. The share-based payment expense recognised in the current year relates to options granted in previous years and is calculated based on the assumptions applicable to the year in which the options were granted.

        The risk-free rate for periods within the contractual term of the share options is based on the South African government bonds in effect at the time of the grant.

        The expected volatility in the value of the share options granted is determined using the historical volatility of the Sasol share price.

        The valuation of the share-based payment expense requires a significant degree of judgement to be applied by management.

Sasol Limited Group

Notes to the Financial Statements (Continued)

45    Share-based payments (Continued)

Range of exercise prices

	Number of shares	Weighted average option	Aggregate intrinsic value	Weighted average remaining life

		Rand	Rm	years
Details of unimplemented share options granted up to 30 June 2008
R30.01–R60.00	852,300	47.77	352	0.93
R60.01–R90.00	2,780,900	84.62	1,047	3.46
R90.01–R120.00	4,553,900	111.34	1,592	4.27
R120.01–R150.00	541,300	133.52	177	5.24
R150.01–R180.00	373,000	158.49	113	5.80
R180.01–R210.00	886,400	195.57	235	6.04
R210.01–R240.00	5,187,400	224.96	1,225	6.65
R240.01–R270.00	811,500	251.30	170	7.26
R270.01–R300.00	225,300	274.72	42	6.93

	16,212,000	155.47	4,953

Details of unimplemented share options vested at 30 June 2008
R30.01–R60.00	859,300	47.82	355
R60.01–R90.00	1,689,000	82.40	639
R90.01–R120.00	1,708,500	111.67	597
R120.01–R150.00	113,600	133.56	37
R150.01–R180.00	51,800	157.05	16
R180.01–R210.00	278,600	195.15	74
R210.01–R240.00	825,300	220.66	198
R240.01–R270.00	36,700	254.85	8
R270.01–R300.00	33,000	274.50	6

	5,595,800	116.02	1,930

45.2 The Sasol Share Appreciation Rights Scheme

        During March 2007, the group introduced the Sasol Share Appreciation Rights Scheme. This scheme replaces the Sasol Share Incentive Scheme. The objectives of the scheme are similar to that of the Sasol Share Incentive Scheme. The Share Appreciation Rights Scheme allows certain senior employees to earn a long-term incentive amount calculated with reference to the increase in the Sasol Limited share price between the offer date of share appreciation rights to vesting and exercise of such rights.

        No shares are issued in terms of this scheme and all amounts payable in terms of the Sasol Share Appreciation Rights Scheme will be settled in cash.

        The objective of the Sasol Share Appreciation Rights Scheme is to recognise the contributions of senior staff to the group's financial position and performance and to retain key employees. Allocations

Sasol Limited Group

Notes to the Financial Statements (Continued)

45    Share-based payments (Continued)

are linked to the performance of both the group and the individual. Rights are granted for a period of nine years and vest as follows:

  2 years—1st third
  4 years—2nd third
  6 years—final third

        The offer price of these appreciation rights equals the closing market price of the underlying shares on the trading day immediately preceding the granting of the right. The fair value of the cash settled expense is calculated at each reporting date.

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

        It is group policy that employees should not deal in Sasol Limited shares (and this is extended to the Sasol Share Appreciation Rights) for the periods from 1 January for half year end and 1 July for year end until 2 days after publication of the results and at any other time during which they have access to price sensitive information.

	Number of share appreciation rights
	2008	2007

Rights granted	3,839,200	917,400
Available for allocation*	16,160,800	19,082,600

	20,000,000	20,000,000

*
In terms of the share appreciation rights scheme, the number of rights available through the scheme together with the number of share options available under the previous Sasol Share Incentive Scheme shall not at any time exceed 80 million shares/rights.

	Number of share appreciation rights
	2008	2007

Vesting periods of rights granted
Already vested	4,300	—
Within one year	310,400	—
One to two years	974,300	306,400
Two to three years	296,800	—
Three to four years	974,300	306,400
Four to five years	295,000	—
More than five years	984,100	304,600

	3,839,200	917,400

Sasol Limited Group

Notes to the Financial Statements (Continued)

45    Share-based payments (Continued)

	Share appreciation rights	Weighted average share price

		Rand
Movements in the number of rights granted
Rights granted	931,800	242.08
Rights forfeited	(14,400)	(257.06)

Balance at 30 June 2007	917,400	241.85
Rights granted	3,037,600	332.77
Rights forfeited	(30,700)	(310.33)
Rights lapsed	(85,100)	(275.98)

Balance at 30 June 2008	3,839,200	249.31

	2008	2007

	Rand	Rand
Average price at which share appreciation rights were granted during year	332.77	242.08
Average fair value of share appreciation rights vested during year	211.13	—
Average fair value of share appreciation rights issued during year	211.56	81.58

	2008	2007

	Rm	Rm
Share-based payment expense recognised*	208	4

*
The unrecognised share-based payment expense related to non-vested share appreciation rights, expected to be recognised over a weighted average period of 1.7 years. amounted to R651 million at 30 June 2008 (2007—R63 million).

	2008	2007

The share-based payment expense is calculated using the binomial tree approach based on the following assumptions at 30 June
Risk free interest rate (%)	11.12–11.26	9.02–9.05
Expected volatility (%)	35.73	29.22
Expected dividend yield (%)	3.44	3.60
Expected forfeiture rate (%)	3.30	3.25
Vesting period	2,4,6 years	2,4,6 years

        The risk-free rate for periods within the contractual term of the rights is based on the South African government bonds in effect at the time of the valuation of the grant.

        The expected volatility in the value of the rights granted is determined using the historical volatility of the Sasol share price.

        The expected dividend yield of the rights granted is determined using the historical dividend yield of the Sasol ordinary shares.

        The valuation of the share-based payment expense requires a significant degree of judgement to be applied by management.

Sasol Limited Group

Notes to the Financial Statements (Continued)

45    Share-based payments (Continued)

Range of exercise prices

	Number of shares	Weighted average price per right	Aggregate intrinsic value	Weighted average remaining life

		Rand	Rm	years
Details of unimplemented rights granted up to 30 June 2008
R210.01–R240.00	409,300	222.50	98	7.68
R240.01–R270.00	479,300	258.50	97	7.93
R270.01–R300.00	1,895,200	294.50	316	8.20
R300.01–R330.00	108,000	327.20	14	8.28
R330.01–R360.00	259,000	339.50	31	8.42
R390.01–R420.00	264,100	407.50	14	8.70
R420.01–R450.00	214,700	444.00	4	8.82
R450.01–R480.00	165,600	474.10	—	8.93
R480.01–R510.00	44,000	496.75	—	8.91

	3,839,200	312.48	574

Details of unimplemented rights vested at 30 June 2008
R300.01–R330.00	4,300	327.20	1

45.3 The Sasol Inzalo share transaction

        During May 2008, the shareholders approved the Sasol Inzalo share transaction, a broad-based Black Economic Empowerment (BEE) transaction which, would result in the transfer of beneficial ownership of 10% (63.1 million shares) of Sasol Limited's issued share capital before the implementation of this transaction to its employees and a wide spread of BEE participants. The transaction was introduced to assist Sasol, as a major participant in the South African economy, in meeting its empowerment objectives.

Sasol Limited Group

Notes to the Financial Statements (Continued)

45    Share-based payments (Continued)

Components of the transaction

	Note	2008 allocated	Value of shares issued 2008	Share-based payment expense recognised 2008

		%	Rm	Rm
Sasol Inzalo Employee Trust and Sasol Inzalo Management Trust(1)	i	4.0	9,235	77
Sasol Inzalo Foundation(2)	ii	1.5	3,463	—
Selected Participants	iii	1.5	3,463	1,357
Black Public Invitations(3)	iv	3.0	—	—

		10.0	16,161	1,434

(1)
The unrecognised share-based payment expense related to non-vested Employee and Management Trusts' share rights, expected to be recognised over a weighted average period of 2.9 years amounted to R4,872 million at 30 June 2008.

(2)
No share-based payment expense is recognised for the Sasol Inzalo Foundation.

(3)
No share-based payment expense has been recognised at 30 June 2008 as the Black Public Invitations remained open until 9 July 2008 (refer note 61).

i       Sasol Inzalo Employee Trust and Sasol Inzalo Management Trust

        On 3 June 2008, staff members that are South African residents or who are migrant workers that do not participate in the Sasol Share Incentive Scheme and the Sasol Share Appreciation Rights Scheme participate in the Sasol Inzalo Employee Trust (Employee Scheme), while all senior black staff that are South African residents participate in the Sasol Inzalo Management Trust (Management Scheme).

        The share rights, which entitle the employees from the inception of the scheme to receive ordinary shares at the end of ten years, vest according to the unconditional entitlement as follows:

  •
  after three years: 30%

  •
  thereafter: 10% per year until maturity

        Participants in the Employee Scheme were granted share rights to 850 Sasol ordinary shares. The allocation of the shares in the Management Scheme is based on seniority and range from 5,000 to 25,000. 12% of the allocated shares has been set aside for new employees appointed during the first five years of the transaction. On resignation, within the first three years from the inception of the transaction, share rights granted will be forfeited. For each year thereafter, 10% of such share rights will be forfeited for each year or part thereof remaining until the end of the transaction period. On retirement, death or retrenchment the rights will remain with the participant.

        The fair value of the equity settled share-based payment expense is calculated at grant date and expensed over the vesting period of the share rights.

Sasol Limited Group

Notes to the Financial Statements (Continued)

45    Share-based payments (Continued)

        The Sasol ordinary shares were issued to the Employee and Management Trusts (the Trusts), funded by contributions from Sasol, which collectively subscribed for 25,2 million Sasol ordinary shares at a nominal value of R0.01 per share, subject to pre-conditions regarding the right to receive only 50% of ordinary dividends paid on ordinary shares and Sasol's right to repurchase a number of shares at a nominal value of R0.01 per share at the end of year ten in accordance with a pre-determined formula. The participant has the right to ordinary dividends received by the Trusts for the duration of the transaction.

        After Sasol has exercised its repurchase right and subject to any forfeiture of share rights, each participant will receive a number of Sasol ordinary shares in relation to their respective share rights.

        Any shares remaining in the Trusts after the distribution to participants may be distributed to the Sasol Inzalo Foundation.

ii      Sasol Inzalo Foundation

        On 3 June 2008, the Sasol Inzalo Foundation, which is incorporated as a trust and being registered as a public benefit organisation, subscribed for 9.5 million Sasol ordinary shares at nominal value of R0.01 per share.

        The primary focus of the Sasol Inzalo Foundation is skills development and capacity building of black South Africans, predominantly in the fields of mathematics, science and technology.

        The pre-conditions of subscription for Sasol ordinary shares by the Sasol Inzalo Foundation includes the right to receive dividends of 5% of the ordinary dividends declared in respect of Sasol ordinary shares held by the Foundation, and Sasol's right to repurchase a number of Sasol ordinary shares from the Foundation at a nominal value of R0.01 per share at the end of ten years in accordance with a predetermined formula.

        After Sasol has exercised its repurchase right, the Foundation will receive 100% of dividends declared on the Sasol ordinary shares owned by the Foundation.

iii     Selected Participants

        On 27 June 2008, selected BEE groups (Selected Participants) which include Sasol customers, Sasol suppliers, Sasol franchisees, women's groups, trade unions and other professional associations through a funding company, which is consolidated as part of the Sasol group, subscribed in total for 9.5 million Sasol preferred ordinary shares. A portion of these shares have not yet been allocated to Selected Participants and have been subscribed for by a facilitation trust, which is funded by Sasol. As at 30 June 2008, 1.1 million Sasol preferred ordinary shares were issued to the facilitation trust.

        The Selected Participants contribute equity between 5% to 10% of the value of their underlying Sasol preferred ordinary shares allocation, with the balance of the contribution being funded through preference share debt (refer note 18), including preference shares subscribed for by Sasol.

        The fair value of the equity settled share-based payment expense relating to the share rights issued to the Selected Participants is calculated at grant date and is expensed immediately as all vesting conditions have been met at that date.

Sasol Limited Group

Notes to the Financial Statements (Continued)

45    Share-based payments (Continued)

        The Selected Participants are entitled to receive a dividend of up to 5% of the dividend declared on the Sasol preferred ordinary shares in proportion to their effective interest in Sasol's issued share capital, from the commencement of the fourth year of the transaction term of ten years, subject to the financing requirements of the preference share debt.

        At the end of the transaction term, the Sasol preferred ordinary shares will automatically be Sasol ordinary shares and will then be listed on the JSE Limited. The Sasol ordinary shares remaining in the funding company after redeeming the preference share debt and paying costs may then be distributed to the Selected Participants in proportion to their shareholding.

        The funding company, from inception, has full voting and economic rights with regard to its shareholding of Sasol's total issued share capital.

iv     Black Public Invitations

        The Sasol Inzalo Black Public Invitations aim to provide as many black people as possible an opportunity to acquire shares in Sasol. Black people and black groups (the Black Public) could own 3% of Sasol's issued share capital, through their participation in the Funded and Cash Invitations described below.

        The Black Public invitation remained open until 9 July 2008 and as such this portion of the Sasol Inzalo share transaction was not yet effective at 30 June 2008.

        The fair value of the equity settled share-based payment expense relating to the share rights issued to the Black Public will be calculated at grant date and will be expensed immediately as all vesting conditions would have been met at that date (refer note 61).

Funded Invitation

        The members of the Black Public participating in the Funded Invitation through a funding company, which will be consolidated as part of the Sasol group, will subscribe for 16.1 million Sasol preferred ordinary shares. The Black Public will contribute equity between 5% to 10% of their underlying Sasol preferred ordinary shares allocation, with the balance of the contribution being funded through preference share debt, including preference shares subscribed for by Sasol.

        Participants in the Funded Invitation may not dispose of their shares for the first three years after inception. Thereafter, for the remainder of the transaction term, trading in the shares will be allowed with other Black People or Black Groups through an over-the-counter trading mechanism. Participants in the Funded Invitation may not encumber the shares held by them before the end of the transaction term.

        The Black Public are entitled to receive a dividend of up to 5% of the dividend on the Sasol preferred ordinary shares in proportion to their effective interest in Sasol's issued share capital, from the commencement of the fourth year of the transaction term of ten years, subject to the financing requirements of the preference share debt.

        At the end of the transaction term, the Sasol preferred ordinary shares will automatically be Sasol ordinary shares and will then be listed on the JSE Limited. The Sasol ordinary shares remaining in the funding company after redeeming the preference share debt and paying costs may then be distributed to the Black Public in proportion to their shareholding.

Sasol Limited Group

Notes to the Financial Statements (Continued)

45    Share-based payments (Continued)

        The funding company will have, from inception, full voting and economic rights with regard to its interest in Sasol's issued share capital.

Cash Invitation

        The Cash Invitation allows members of the Black Public to invest directly in 2.8 million Sasol BEE ordinary shares.

        The Sasol BEE ordinary shares cannot be traded for the first two years of the transaction and, for the remainder of the transaction term, can only be traded between Black People and Black Groups.

        Participants in the Cash Invitation are entitled to encumber their Sasol BEE ordinary shares, provided that these shares continue to be owned by members of the Black Public for the duration of the transaction term.

        At the end of the transaction term, the Sasol BEE ordinary shares will automatically be Sasol ordinary shares and will then be listed on the JSE Limited.

	Total	(i) Employee and Management Trusts	(ii) Sasol Inzalo Foundation	(iii) Selected Participants	(iv) Black Public Invitations*

Shares and share rights granted	40,151,859	22,302,000	9,461,882	8,387,977	—
Shares and share rights available for allocation	4,003,591	2,929,686	—	1,073,905	—
Shares and share rights unissued at year end	18,923,764	—	—	—	18,923,764

	63,079,214	25,231,686	9,461,882	9,461,882	18,923,764

Vesting periods of shares and share rights granted
Already vested	17,849,859	—	9,461,882	8,387,977	—
Within three years	6,690,600	6,690,600	—	—	—
Three to five years	4,460,400	4,460,400	—	—	—
Five to ten years	11,151,000	11,151,000	—	—	—

	40,151,859	22,302,000	9,461,882	8,387,977	—

*
Transaction not yet effective at 30 June 2008 (refer note 61).

Sasol Limited Group

Notes to the Financial Statements (Continued)

45    Share-based payments (Continued)

        The share-based payment expense was calculated using an option pricing model reflective of the underlying characteristics of each part of the transaction. It is calculated using the following assumptions at grant date.

	Employee and Management Trusts 2008	Selected Participants 2008

Valuation model	Monte Carlo model	Black-Scholes model
Exercise price Rand	366.00	366.00
Risk-free interest rate (%)	11.8	10.7
Expected volatility (%)	34.0	34.0
Expected dividend yield (%)	2.67–4.5	3.0
Vesting period	10 years	—

        The risk-free rate for periods within the contractual term of the share rights is based on the South African government bonds in effect at the time of the grant.

        The expected volatility in the value of the share rights granted is determined using the historical volatility of the Sasol share price.

        The expected dividend yield of the share rights granted is determined using the historical dividend yield of the Sasol ordinary shares.

Sasol Limited Group

Notes to the Financial Statements (Continued)

45    Share-based payments (Continued)

        The valuation of the share-based payment expense requires a significant degree of judgement to be applied by management.

	Number of shares/ share rights	Weighted average value		Aggregate intrinsic value	Weighted average remaining life

		Rand		Rm	years
Movements in the number of shares and share rights granted
(i) Sasol Inzalo Employee and Management Trusts
Shares and share rights granted	22,302,000	366.00	*	2,119	10.0

Balance at 30 June 2008	22,302,000	366.00	*	2,119

(ii) Sasol Inzalo Foundation
Shares and share rights granted	9,461,882	366.00	*	899	10.0

Balance at 30 June 2008	9,461,882	366.00	*	899

(iii) Selected Participants
Shares and share rights granted	8,387,977	366.00		797	10.0

Balance at 30 June 2008	8,387,977	366.00		797

	(i) Employee and Management Trusts		(ii) Sasol Inzalo Foundation		(iii) Selected Participants

Average price at which shares/share rights were granted during year	366.00	*	366.00	*	366.00
Average fair value of shares/share rights issued during year	221.88		—		161.82

*
Underlying value at 60 day volume weighted average price on 18 March 2008, although the shares were issued at a nominal value of R0.01 per share.

        No unimplemented share rights relating to the Employee and Management Trusts have vested at year end.

Sasol Limited Group

Notes to the Financial Statements (Continued)

46    Foreign currency translation reserve

	Note	2008	2007	2006

		Rm	Rm	Rm
Translation of foreign operations
Property, plant and equipment	3	2,082	(40)	785
cost		7,031	441	2,534
accumulated depreciation		(4,949)	(481)	(1,749)
Assets under construction	4	1,066	(349)	1,039
Goodwill	5	144	5	48
Intangible assets	6	119	18	91
cost		315	37	155
accumulated amortisation		(196)	(19)	(64)
Investments in securities	7	54	6	23
Investments in associates		117	7	54
Post-retirement benefit assets		37	(5)	16
Long-term receivables		97	4	45
Long-term financial assets		—	—	1
Inventories		1,558	255	574
Trade receivables		1,530	134	544
Other receivables and prepaid expenses		208	(21)	89
Short-term financial assets		4	1	4
Cash and cash equivalents		324	(24)	(133)
Minority interest		(1)	—	(3)
Long-term debt	18	(518)	(116)	(449)
Long-term provisions	20	(340)	(25)	(137)
Post-retirement benefit obligations		(556)	(60)	(216)
Long-term deferred income		(423)	48	(175)
Deferred tax	23	(290)	7	(163)
Short-term debt	24	(76)	1	(52)
Short-term financial liabilities		(2)	—	1
Short-term provisions	26	(141)	(11)	(75)
Tax payable	27	(91)	(17)	(72)
Trade payables and accrued expenses		(1,015)	(66)	(347)
Other payables		(230)	(201)	(513)

		3,657	(449)	979
Arising from net investment in foreign operations		(764)	(26)	33
Less deferred tax effect thereon		(1)	—	(2)

Movement for year		2,892	(475)	1,010
Realisation of foreign currency translation reserve		557	217	137
Disposal of businesses		—	4	—
Balance at beginning of year		(443)	(189)	(1,336)

Balance at end of year		3,006	(443)	(189)

Sasol Limited Group

Notes to the Financial Statements (Continued)

46    Foreign currency translation reserve (Continued)

	2008	2007	2006

	Rm	Rm	Rm
Business segmentation
South African Energy cluster	(4)	(3)	(4)
International Energy cluster	(337)	(941)	(831)
Synfuels International	(399)	(892)	(801)
Petroleum International	62	(49)	(30)
Chemical cluster	2,007	330	422
Polymers	398	14	44
Solvents	956	1,215	1,079
Olefins & Surfactants	689	(408)	(504)
Wax	1,354	525	516
Other	(1,390)	(1,016)	(713)
Other businesses	1,340	171	224
Financing	1,282	123	170
Other	58	48	54

	3,006	(443)	(189)

47    Share repurchase programme

	Number of shares
	2008	2007	2006

Held by the wholly owned subsidiary, Sasol Investment Company (Pty) Limited
Balance at beginning of year	14,919,592	60,111,477	60,111,477
Shares cancelled	—	(60,111,477)	—
Shares repurchased	22,173,525	14,919,592	—

Balance at end of year	37,093,117	14,919,592	60,111,477

Percentage of issued share capital (excluding Sasol Inzalo share transaction)	5.86%	2.38%	8.80%

	2008	2007	2006

	Rand	Rand	Rand
Average cumulative purchase price	295.73	245.94	60.67
Average purchase price during year	329.23	245.94	—

        As at 30 June 2008, a total of 37,093,117 shares (2007—14,919,592 shares), representing 5.86% (2007—2.38%) of the issued share capital of the company, excluding shares issued in relation to the Sasol Inzalo share transaction, had been repurchased by Sasol Investment Company (Pty) Limited since 7 March 2007 at an average price of R329.23 per share (2007—R245.94). These shares are held as treasury shares and do not carry any voting rights.

Sasol Limited Group

Notes to the Financial Statements (Continued)

47    Share repurchase programme (Continued)

        The repurchase was authorised at the company's annual general meeting held on 22 November 2006, where the shareholders authorised the directors to undertake a general repurchase by Sasol Limited, or any of its subsidiaries, of Sasol Limited ordinary shares up to a maximum of 10% of the company's issued share capital, subject to the provisions of the Companies Act and the requirements of the JSE Limited.

        Regarding the shares held at 30 June 2006, Sasol Investment Company (Pty) Limited, a wholly-owned subsidiary of Sasol Limited, held 60,111,477 shares representing 8.80% of the issued share capital of the company, which had been repurchased on the open market at an average price of R60.67 per share from 9 May 2000. In terms of a specific authority granted by shareholders at a general meeting of shareholders held on 3 October 2006, the company repurchased these shares on 6 October 2006 whereupon they were cancelled and restored to authorised share capital.

Sasol Limited Group

Notes to the Financial Statements (Continued)

Liquidity and capital resources

	Note	2008	2007	2006

		Rm	Rm	Rm
Cash generated by operating activities	48	34,740	28,432	24,535
Cash flow from operations	49	42,144	29,691	28,284
Increase in working capital	50	(7,404)	(1,259)	(3,749)
Finance income received	51	957	1,059	444
Dividends paid	52	(5,766)	(4,613)	(3,660)
Non-current assets sold	53	184	193	542
Acquisition of businesses	54	(431)	(285)	(147)
Disposal of businesses	55	693	2,200	587

48    Cash generated by operating activities

	Note	2008	2007	2006

		Rm	Rm	Rm
Cash flow from operations	49	42,144	29,691	28,284
Increase in working capital	50	(7,404)	(1,259)	(3,749)

		34,740	28,432	24,535

Sasol Limited Group

Notes to the Financial Statements (Continued)

49    Cash flow from operations

	Note	2008	2007	2006

		Rm	Rm	Rm
Operating profit		33,816	25,621	17,212
Adjusted for
amortisation of intangible assets	34	192	279	303
equity settled share-based payment expenditure	45	1,574	186	169
deferred income		874	942	612
depreciation of property, plant and equipment	34	5,020	3,743	3,973
effect of cash flow hedging activities		—	18	—
effect of remeasurement items	41	698	(1,140)	4,272
movement in impairment of trade receivables		13	(59)	(57)
amortisation of loan costs		—	—	51
movement in long-term prepaid expenses		(34)	(19)	—
movement in long-term provisions
income statement charge	20	880	352	969
utilisation	20	(522)	(789)	(288)
movement in short-term provisions		(309)	159	389
movement in post-retirement benefit
assets		(171)	(62)	13
obligations		294	258	168
realisation of foreign currency translation reserve		—	217	137
translation effect of foreign currency loans		459	(99)	198
translation of net investment in foreign operations		(764)	(26)	33
Tshwarisano guarantee issued at fair value		—	39	—
penalties paid on tax		19	—	—
write-down of inventories to net realisable value		105	71	130

		42,144	29,691	28,284

Sasol Limited Group

Notes to the Financial Statements (Continued)

49    Cash flow from operations (Continued)

	2008	2007	2006

	Rm	Rm	Rm
Business segmentation
South African Energy cluster	30,297	23,031	21,048
Mining	2,097	1,819	1,896
Gas	2,193	1,863	1,724
Synfuels	20,062	16,553	14,351
Oil	5,998	2,796	3,077
Other	(53)	—	—
International Energy cluster	2,406	1,094	1,476
Synfuels International	1,168	540	561
Petroleum International	1,238	554	915
Chemical cluster	9,144	5,758	4,573
Polymers	2,483	1,874	1,396
Solvents	2,947	1,682	1,260
Olefins & Surfactants	2,060	945	1,301
Other	1,654	1,257	616
Other businesses	297	(192)	1,187

Total operations	42,144	29,691	28,284

Sasol Limited Group

Notes to the Financial Statements (Continued)

50    Increase in working capital

	Note	2008	2007	2006

		Rm	Rm	Rm
Increase in inventories
Per the statement of financial position		(5,689)	(6,396)	1,992
Acquisition of businesses	54	96	—	103
Write-down of inventories to net realisable value		(105)	(71)	(130)
Transfer from other assets		96	248	6
Reclassification (to)/from held for sale		(226)	3,921	(4,001)
Effect of cash flow hedge accounting		7	—	—
Translation of foreign operations	46	1,558	255	574
Disposal of businesses	55	2	(13)	—

		(4,261)	(2,056)	(1,456)

Increase in trade receivables
Per the statement of financial position		(8,105)	(4,331)	629
Acquisition of businesses	54	110	—	67
Movement in impairment		(13)	59	57
Reclassification (to)/from held for sale		(1)	3,358	(3,463)
Translation of foreign operations	46	1,530	134	544
Disposal of businesses	55	(12)	(8)	—

		(6,491)	(788)	(2,166)

Increase in other receivables and prepaid expenses
Per the statement of financial position		(223)	(599)	(254)
Movement in short-term portion of long-term receivables		154	(13)	(46)
Acquisition of businesses	54	12	—	73
Reclassification (to)/from held for sale		(421)	140	(139)
Translation of foreign operations	46	208	(21)	89
Disposal of businesses	55	(1)	(58)	—

		(271)	(551)	(277)

Increase in trade payables and accrued expenses
Per the statement of financial position		5,318	2,774	(590)
Acquisition of businesses	54	(152)	—	(24)
Reclassification to/(from) held for sale		525	(2,014)	2,075
Translation of foreign operations	46	(1,015)	(66)	(347)
Disposal of businesses	55	(4)	10	—

		4,672	704	1,114

(Decrease)/increase in other payables
Per the statement of financial position		(18)	1,871	(124)
Acquisition of businesses	54	(1)	—	(22)
Reclassification to/(from) held for sale		159	(234)	274
Translation of foreign operations	46	(230)	(201)	(513)
Disposal of businesses	55	—	12	—

		(90)	1,448	(385)

Movement in financial assets and liabilities
Long-term financial assets		(393)	(45)	(240)
Short-term financial assets		(239)	161	(46)
Short-term financial liabilities		(331)	(132)	(293)

		(963)	(16)	(579)

Increase in working capital		(7,404)	(1,259)	(3,749)

Sasol Limited Group

Notes to the Financial Statements (Continued)

51    Finance income received

	Note	2008	2007	2006

		Rm	Rm	Rm
Interest received	37	716	788	305
Interest received on tax		(4)	(10)	(12)
Dividends received from investments	37	10	34	36
Dividends received from associates	8	235	247	115

		957	1,059	444

52    Dividends paid

	2008	2007	2006

	Rm	Rm	Rm
Final dividend—prior year	(3,597)	(2,683)	(1,920)
Interim dividend—current year	(2,169)	(1,930)	(1,740)

	(5,766)	(4,613)	(3,660)

53    Non-current assets sold

	2008	2007	2006

	Rm	Rm	Rm
Property, plant and equipment	128
Assets under construction	8
Other intangible assets	48

Non-current assets sold	184	193	542

Sasol Limited Group

Notes to the Financial Statements (Continued)

54    Acquisition of businesses

	2008	2007	2006

	Rm	Rm	Rm
Property, plant and equipment	(305)	(31)	(27)
Assets under construction	(6)	—	(9)
Intangible assets	(27)	(10)	—
Investment in associates	—	—	44
Inventories	(93)	—	(103)
Trade receivables	(110)	—	(67)
Other receivables and prepaid expenses	(12)	—	(73)
Short-term financial assets	(19)	—	—
Cash and cash equivalents	(19)	—	113
Long-term debt	257	—	5
Post-retirement benefit obligations	16	—	—
Deferred taxation	(66)	—	—
Short-term provisions	2	—	2
Tax payable	1	—	5
Trade payables and accrued expenses	152	—	24
Other payables	1	—	22

	(228)	(41)	(64)
Minority interest	(59)	(32)	(77)

	(287)	(73)	(141)
Goodwill	(144)	(212)	(6)

Total consideration per the statement of cash flows	(431)	(285)	(147)

Comprising
Solvents—Sasol Dia Acrylates (Pty) Limited	(229)	—	—
Oil—Tosas Holdings (Pty) Limited	(110)	—	—
Wax—Luxco & Merkur	(87)	—	—
Polymers—Peroxide Chemicals (Pty) Limited	(5)	—	—
Nitro—Sasol Dyno Nobel (Pty) Limited	—	(221)	—
Other	—	(64)	(147)

Total consideration	(431)	(285)	(147)

Sasol Limited Group

Notes to the Financial Statements (Continued)

54    Acquisition of businesses (Continued)

	Fair value of assets acquired 2008	Fair value adjustment on assets previously owned 2008	Adjusted fair value of assets acquired 2008

	Rm	Rm	Rm
Property, plant and equipment	(305)	205	(100)
Assets under construction	(6)	22	16
Intangible assets	(27)	(29)	(56)
Inventories	(93)	(3)	(96)
Trade receivables	(110)	—	(110)
Other receivables and prepaid expenses	(12)	—	(12)
Short-term financial assets	(19)	—	(19)
Cash and cash equivalents	(19)	—	(19)
Long-term debt	257	—	257
Post-retirement benefit obligations	16	—	16
Deferred taxation	(66)	(95)	(161)
Short-term provisions	2	—	2
Tax payable	1	—	1
Trade payables and accrued expenses	152	—	152
Other payables	1	—	1

	(228)	100	(128)
Minority interest	(59)	—	(59)

	(287)	100	(187)
Goodwill	(144)	—	(144)

Total consideration	(431)	100	(331)

        The percentage acquired represents the percentage of voting power acquired for all acquisitions.

        With effect from 24 January 2008, Sasol Chemical Industries Limited and Mitsubishi Chemical Corporation dissolved their Acrylates joint venture in South Africa, Sasol Dia Acrylates (Pty) Limited, in terms of which Sasol Chemical Industries Limited acquired effective control thereof for a consideration of R229 million.

        With effect from 31 March 2008, Sasol Oil (Pty) Limited acquired the remaining 30% of Tosas Holdings (Pty) Limited for a purchase consideration of R110 million.

        During the year, Sasol Wax acquired the remaining 50% of both Lux International Corporation and Merkur Vaseline GmbH & Co KG for a total consideration of R87 million.

        With effect from 1 January 2008, Sasol Chemical Industries Limited acquired the remaining 40% of Peroxide Chemicals (Pty) Limited for a total consideration of R5 million.

        During 2007, Sasol acquired Interchem Terminal FZCO and the remaining 40% of Sasol Dyno Nobel (Pty) Limited.

Sasol Limited Group

Notes to the Financial Statements (Continued)

55    Disposal of businesses

	2008	2007	2006

	Rm	Rm	Rm
Property, plant and equipment
cost	2	—	—
accumulated depreciation	—	(2)	—
Assets under construction	—	1	—
Long-term receivables	—	(13)	—
Assets held for sale	334	192	—
Inventories	(2)	13	—
Trade receivables	12	8	—
Other receivables and prepaid expenses	1	58	—
Cash and cash equivalents	31	(33)	1
Long-term debt	—	303	299
Deferred tax	(1)	—	—
Liabilities in disposal groups held for sale	(35)	(165)	—
Short-term provisions	—	1	—
Tax payable	(2)	(2)	(2)
Trade payables and accrued expenses	4	(10)	—
Other payables	—	(12)	—

	344	339	298
Minority interest	—	1,161	91

	344	1,500	389
Realisation of accumulated translation effects	—	4	—
Profit on disposal of businesses	349	696	198

Total consideration	693	2,200	587

Comprising
Nitro—Sasol Dyno Nobel (Pty) Limited	275	—	—
Wax—Paramelt RMC BV	251	—	—
Other businesses—FFS Refiners (Pty) Limited	147	—	—
Oil	—	1,450	—
Gas—Rompco	—	755	595
Olefins & Surfactants	—	—	(2)
Other	20	(5)	(6)

Total consideration	693	2,200	587

        With effect from 17 September 2007, Sasol Nitro disposed of 50% of its investment in Sasol Dyno Nobel (Pty) Limited in South Africa to form a joint venture, realising a profit of R114 million. The investment was classified as an asset held for sale at 30 June 2007.

        On 10 July 2007, Sasol Wax disposed of its 31% investment in Paramelt RMC BV, operating in the Netherlands, for a consideration of R251 million, realising a profit of R129 million. The investment was classified as an asset held for sale at 30 June 2007.

Sasol Limited Group

Notes to the Financial Statements (Continued)

55    Disposal of businesses (Continued)

        In August 2007, Sasol Investment Company (Pty) Limited disposed of its investment in FFS Refiners (Pty) Limited in South Africa, for a consideration of R147 million, realising a profit of R108 million. The investment was classified as an asset held for sale at 30 June 2007.

        On 13 November 2007, Sasol Chemical Industries Limited disposed of its joint venture investment in African Amines (Pty) Limited in South Africa, realising a loss of R3 million. The investment was classified as an asset held for sale at 30 June 2007.

        On 30 April 2008, Chemcity (Pty) Limited disposed of its Cirebelle business in South Africa, realising a profit of R2 million.

Sasol Limited Group

Notes to the Financial Statements (Continued)

Other disclosures

Note
Guarantees and contingent liabilities	56
Commitments under leases	57
Related party transactions	58
Inflation reporting	59
Subsidiaries with a year end different to that of the group	60
Subsequent events	61
Interest in joint ventures	62
Financial risk management and financial instruments	63

56    Guarantees and contingent liabilities

56.1 Financial and performance guarantees

	Note	Guarantees 2008	Liability included on statement of financial position 2008	Guarantees 2007	Liability included on statement of financial position 2007

		Rm	Rm	Rm	Rm
In respect of GTL ventures	i	7,634	—	8,006	—
Commercial paper holders	ii	6,000	—	6,000	—
Subsidiaries' financial obligations	iii	5,843	385	4,289	2,519
In respect of the natural gas project	iv	3,868	2,872	3,855	3,139
Eurobond	v	3,694	3,694	2,850	2,850
In respect of letters of credit	vi	2,709	494	1,476	—
In respect of Natref debt	vii	1,792	1,124	1,192	948
In respect of development of retail convenience centres	viii	1,500	422	1,500	720
Performance guarantees	ix	1,075	725	1,022	497
In respect of Sasol Inzalo share transaction	x	951	951	—
In favour of BEE partners	xi	759	30	1,051	36
To RWE-DEA AG	xii	370	—	286	—
Customs and excise	xiii	137	—	110	—
In respect of joint venture commitments	xiv	12	12	1,022	658
SA Commercial Bond	xv	—	—	2,000	1,999
Other guarantees and claims	xvi	1,037	21	488	22

		37,381	10,730	35,147	13,388

            i.  Sasol Limited has issued the following significant guarantees for the obligations of various of its subsidiaries in respect of the GTL Ventures. These guarantees relate to the construction and funding of Oryx GTL Limited in Qatar and Escravos GTL in Nigeria, including inter alia:

    A completion guarantee has been issued for Sasol's portion of the project debt of Oryx GTL Limited capped at US$343 million (R2,686 million) plus interest and costs subject to the project demonstrating a minimum level of sustained production over a continuous period of

Sasol Limited Group

Notes to the Financial Statements (Continued)

56    Guarantees and contingent liabilities (Continued)

    ninety days and catalyst deactivation within acceptable parameters for at least two hundred and seventy days, after commissioning. The project was commissioned during the prior year.

    A guarantee for the take-or-pay obligations of a wholly owned subsidiary has been issued under the gas sale and purchase agreement (GSPA) entered into between Oryx GTL Limited, Qatar Petroleum and ExxonMobil Middle East Gas Marketing Limited, by virtue of this subsidiary's 49% shareholding in Oryx GTL Limited. Sasol's exposure is limited to the amount of US$123 million (R963 million). In terms of the GSPA, Oryx GTL Limited is contractually committed to purchase minimum volumes of gas from Qatar Petroleum and ExxonMobil Middle East Gas Marketing Limited on a take-or-pay basis. Should Oryx GTL terminate the GSPA prematurely, Sasol Limited's wholly owned subsidiary will be obliged to take or pay for its 49% share of the contracted gas requirements. The term of the GSPA is 25 years from the date of commencement of operations. The project was commissioned during the prior year.

    A performance guarantee for the obligations of subsidiaries has been issued in respect of the construction of Escravos GTL in Nigeria for the duration of the investment in Escravos GTL Limited to an amount of US$250 million (R1,958 million).

    Sasol Limited issued a performance guarantee for the obligations of its subsidiaries in respect of and for the duration of the investment in Sasol Chevron Holdings Limited, limited to an amount of US$250 million (R1,958 million). Sasol Chevron Holdings Limited is a joint venture between a wholly owned subsidiary of Sasol Limited and Chevron Corporation.

    All guarantees listed above are issued in the normal course of business.

           ii.  A guarantee has been issued for the commercial paper facility of a wholly owned subsidiary. As at 30 June 2008, no outstanding obligation to third parties existed.

         iii.  Guarantees issued to a financial institutions in respect of a subsidiaries' debt obligations. Included are guarantees of €462 million (R5,700 million) in respect of rolling credit facilities with various banks (debt of R358 million at 30 June 2008).

          iv.  Guarantees have been issued to various financial institutions in respect of the obligations of its subsidiaries (Sasol Petroleum International (Pty) Limited (SPI) and Republic of Mozambique Pipeline Investment Company (Pty) Limited (Rompco)) for the natural gas project. The guarantee in respect of Rompco's obligations to the financial institutions has been reduced to 50% of the outstanding obligation upon selling a 25% interest each in Rompco to CMG and iGas in the 2007 financial year. The liability on the statement of financial position of R2,872 million represents the gross amount owing by SPI and Rompco to the financial institutions at 30 June 2008.

            v.  A guarantee has been issued in respect of the Eurobond which is listed on the Luxembourg Stock Exchange issued by its wholly owned subsidiary, Sasol Financing International plc. The bond is repayable on 29 June 2010.

          vi.  Various guarantees issued in respect of letters of credit issued by subsidiaries.

         vii.  Guarantees issued in favour of various financial institutions in respect of the debt facilities of R1,792 million for the Natref crude oil refinery. The outstanding debt on the statement of financial position was R1,124 million at 30 June 2008.

Sasol Limited Group

Notes to the Financial Statements (Continued)

56    Guarantees and contingent liabilities (Continued)

        viii.  Guarantees issued to various financial institutions in respect of debt facilities for the establishment of the retail convenience station network of R1,500 million. The outstanding debt on the statement of financial position was R422 million at 30 June 2008.

          ix.  Various performance guarantees issued by subsidiaries. Provisions have been recognised in relation to certain performance guarantees that were issued as part of the licensing of Sasol's GTL technology. The events that gave rise to these provisions are not expected to have a material effect on the economics of the Group's GTL ventures.

           x.  As part of the Sasol Inzalo share transaction, the C preference shares issued by the Sasol Inzalo Groups Funding (Pty) Limited, a consolidated special purpose entity, to the financing institutions are secured against a guarantee of R951 million.

          xi.  In terms of the sale of 25% in Sasol Oil (Pty) Limited to Tshwarisano LFB Investment (Pty) Limited (Tshwarisano), facilitation for the financing requirements of Tshwarisano has been provided. The undiscounted exposure at 30 June 2008 amounted to R759 million. A liability for this guarantee at 30 June 2008, amounting to R30 million, has been recognised.

         xii.  Various performance guarantees issued in favour of RWE-DEA.

        xiii.  Various guarantees issued in respect of the group's customs and excise obligations.

        xiv.  A guarantee of R12 million was issued to Gensec in respect of debt obligations of the Spring Lights Gas joint venture. Sasol Dia Acrylates joint venture was sold during the year and the debt was settled and as such, the corresponding guarantees relating to the debt obligations, terminated.

          xv.  A guarantee had been issued in respect of the SA Commercial Bond issued by its wholly owned subsidiary. The bond was listed on the Bond Exchange of South Africa and was repaid on 31 August 2007.

        xvi.  Included in other guarantees are environmental guarantees of R113 million, R80 million in respect of security for the supply of water and electricity and R450 million relating to general operational obligations.

56.2 Product warranties

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

56.3 Other contingencies

Subsidiaries

        Sasol Limited has guaranteed the fulfillment of various subsidiaries' obligations in terms of contractual agreements.

Sasol Limited Group

Notes to the Financial Statements (Continued)

56    Guarantees and contingent liabilities (Continued)

        Sasol Limited has guaranteed the borrowing facilities of certain of its subsidiaries. Further details of major banking facilities and debt arrangements at 30 June 2008 are provided in note 18.

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

56.4 Litigation

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

        Sasol raised an exception to the complaint referral on the basis that it was vague and did not disclose a clear contravention of the Competition Act. In response, the Commission filed an amended

Sasol Limited Group

Notes to the Financial Statements (Continued)

56    Guarantees and contingent liabilities (Continued)

version of the complaint referral. Nutri-Flo, concerned that the Commission did not adequately represent its interests in the complaint-referral proceedings, applied to the Tribunal for leave to intervene, submitting in its application that it would institute a civil action against Sasol if the Tribunal found in favour of the Commission. The Tribunal approved that Nutri-Flo may intervene in the proceedings. The Tribunal has agreed to a proposal by the Commission that it be allowed to do a third amendment to the complaint referral to accommodate Nutri-Flo's concerns that led to it intervening, subject to such amendments being finally approved by the Tribunal after both Sasol and Nutri-Flo have been given an opportunity to consider and oppose such amendments if necessary. Should Nutri-Flo not be satisfied with the Commission's amendments, it may still file its own statement in which it makes out its case against Sasol. Consideration by the Tribunal of the Commission's proposed third amendment to the complaint referral is still to occur.

        On the basis purely of the Commission's second amended complaint referral, management believe that the likelihood of a finding of unlawful conduct in terms of the Competition Act is remote. However, a third amendment to the complaint referral (if finally approved by the Tribunal), and/or Nutri-Flo's statement if filed, may require a review of our current assessment. Therefore, it is currently not possible to make an estimate of the contingent liability in this matter (whether arising out of penalties that may be imposed by the Tribunal or civil lawsuits that may arise in the event of a finding of unlawful conduct).

        However, Nutri-Flo has at this stage indicated that should Sasol be found by the Tribunal to have committed the prohibited practises as alleged, then it intends to sue Sasol for damages in the aggregate of about R57.5 million.

Sasol Wax

        On 28 and 29 April 2005, the European Commission conducted an investigation at the offices of Sasol Wax International AG and its subsidiary Sasol Wax GmbH, both located in Hamburg, Germany. A parallel investigation was conducted by the US Department of Justice in the United States. On 3 May 2007 the US Department of Justice decided to close the investigation without taking any action against Sasol Wax. On 31 May 2007, the European Commission issued a statement of objections against Sasol Wax International AG and its subsidiary Sasol Wax GmbH and its superior shareholders Sasol Holding in Germany GmbH and Sasol Limited. According to the findings of the European Commission members of the European paraffin wax industry, including Sasol Wax GmbH, formed a cartel and violated anti-trust laws. On 10 and 11 December 2007, an oral hearing on this case took place at the European Commission in Brussels. The European Commission had not finalised its investigation at the date the consolidated financial statements were approved by the Board of Directors for issue. Sasol Wax continues to co-operate with the European Commission.

        Although a fine would be imposed, a reliable estimate of the amount of the possible penalty could not be made at the time of approval of the consolidated financial statements, since the determination thereof is at the sole discretion of the European Commission and as a result no provision for the fine was made at 30 June 2008.

        On 1 October 2008, the European Union found that members of the European paraffin wax industry, including Sasol Wax GmbH, formed a cartel and violated antitrust laws. A fine of €318.2 million was imposed by the European Commission on Sasol Wax GmbH (of which Sasol Wax International AG, Sasol Holdings Germany GmbH and Sasol Limited would be jointly and severally

Sasol Limited Group

Notes to the Financial Statements (Continued)

56    Guarantees and contingent liabilities (Continued)

liable for €250 million). The fine is payable within three months. Sasol will be studying the reasons for the finding with a view to lodge an appeal against it.

        According to the statement of objections of the European Commission an infringement of antitrust laws commenced in 1992 or even earlier. In 1995, Sasol became a co-shareholder in an existing wax business located in Hamburg, Germany owned by the Schümann group. In July 2002, Sasol acquired the remaining shares in the joint venture and became the sole shareholder of the business. Sasol was unaware of these infringements before the European Commission commenced their investigation at the wax business in Hamburg in April 2005.

        As a result of the fine imposed on Sasol Wax, it is possible that customers may file claims against Sasol Wax for compensation of damages. The extent of such risk or amount of such claims cannot be determined at this point in time.

Profert

        Profert filed a complaint against Sasol in August 2004, alleging that Sasol Nitro refused to supply Profert, charged Profert discriminatory pricing in sales of limestone ammonium nitrate and engaged in exclusionary conduct to exclude Profert from the fertiliser market. In May 2006, the Commission referred the complaint to the Tribunal, alleging findings of prohibited horizontal practices (namely, entering into agreements which constructed and divided the relevant market and which substantially lessened or prevented competition in that market) and abuses of dominance (namely, refusing to supply scarce goods to competitors, discriminating on sale prices and engaging in other exclusionary acts), and requesting that the Tribunal impose the maximum administrative penalty in terms of the Competition Act. On 4 August 2006, Sasol filed a reply to the complaint referral. The matter was set down for hearing from 3 March to 14 March 2008. However, due to Profert failing to comply in time with an order by the Competition Tribunal to disclose certain documents to Sasol's attorneys prior to the hearing, the hearing was postponed indefinitely. Preparations for the hearing are proceeding.

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

Sale of Phosphoric Acid production assets

        In June 2004, Foskor increased its phosphate rock price to such an extent that Sasol indicated that it would shut down the operations in Phalaborwa. Sasol and Foskor then entered into an agreement in terms of which Foskor would purchase the Phalaborwa plant. For the period that this intended sale was under assessment by the South African Competition Authorities, the parties entered into a toll manufacturing arrangement in terms of which Sasol would toll manufacture phosphoric acid for Foskor. Following a recommendation by the South African Competition Commission that the proposed merger be prohibited, the parties abandoned the merger in June 2006. Although initially contending that the toll manufacturing transaction may amount to a merger requiring a statutory merger notification in

Sasol Limited Group

Notes to the Financial Statements (Continued)

56    Guarantees and contingent liabilities (Continued)

South Africa, the Competition Commission later, subsequent to the parties applying to the Competition Tribunal for a declaratory order in this regard, conceded that at face value, this agreement, as well as a proposed four year toll manufacturing agreement, did not amount to a merger.

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

        With the increase in the price of phosphoric acid, Sasol elected to manufacture phosphoric acid for its own account and no longer in accordance with the aforementioned toll manufacturing arrangement (or the proposed four year toll manufacturing agreement). Accordingly, Sasol commenced manufacturing phosphoric acid from phosphate rock it purchases from Foskor as from 1 April 2008, when the toll manufacturing arrangement expired.

Yellow Rock litigation

        In July 2005, Sasol North America received notice of suit by Yellow Rock LLC (Yellow Rock) alleging over US$1 million in damages and seeking an injunction that would require Sasol North America to remove its ethylene from Salt Storage Dome 1-A in Sulfur, Louisiana near the Lake Charles Chemical Complex. The suit alleges that in 2004 the Dome 1-A was leaking ethylene and caused the "blow out" of an oil and gas exploration well being drilled by Yellow Rock. An integrity assessment of the well performed by an independent consultant in early 2005 concluded that the Dome 1-A was not leaking. These results were conveyed to Yellow Rock and were signed off by the Louisiana Department of Natural Resources, but did not deter the filing of the suit. In March 2007, plaintiffs amended their petition to assert significant additional damages in excess of US$70 million, including loss of revenues and loss of fair market value of the oil and gas reserves adjacent to the dome.

        The trial took place during the week of 14 January 2008 and Yellow Rock was awarded damages in the approximate amount of US$9 million, plus pre-judgement interest of US$2 million. Subsequently the parties settled the matter. In terms of the settlement, Yellow Rock has been paid an amount of US$10 million in full and final settlement, of which amount Sasol North America and its insurer, each paid US$5 million.

Other

        From time to time Sasol companies are involved in other litigation and administrative proceedings in the normal course of business. Although the outcome of these proceedings and claims cannot be predicted with certainty, the company does not believe that the outcome of any of these cases would have a material effect on the group's financial results.

56.5 Environmental orders

        We are subject to loss contingencies pursuant to numerous national and local environmental laws and regulations that regulate the discharge of materials into the environment or that otherwise relate to

Sasol Limited Group

Notes to the Financial Statements (Continued)

56    Guarantees and contingent liabilities (Continued)

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

        Our environmental obligation accrued at 30 June 2008 was R3,460 million compared to R3,355 million in 2007. Included in this balance is an amount accrued of approximately R1 692 million in respect of the costs of remediation of soil and groundwater contamination and similar environmental costs. These costs relate to the following activities: site assessments, soil and groundwater clean-up and remediation, and ongoing monitoring. Due to uncertainties regarding future costs the potential loss in excess of the amount accrued cannot be reasonably determined.

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

56.6 September 2004 accident trust

        On 1 September 2004, the lives of ten employees and contractors were lost and a number of employees and contractors were injured during an explosion that occurred at our Secunda West ethylene production facilities.

        The company, Solidarity, the Chemical, Energy, Paper, Printing, Wood and Allied Workers' Union and an attorney representing the unions negotiated a mechanism to pay compensation to the dependants of people that died or to people who were physically injured in the accident to the extent that they had not been previously compensated in terms of existing policies and practices. It was agreed to establish an independent trust, the September 2004 Accident Trust, to expeditiously make ex gratia grants to such persons The September 2004 Accident Trust was registered on 29 June 2006. Qualifying victims of the accident have been invited to submit applications for compensation. These grants will be calculated in accordance with the applicable South African legal principles for the harm and loss suffered by them as a result of the accident to the extent that they have not already been compensated.

        We will fund the September 2004 Accident Trust to pay the grants. Whilst accepting social responsibility, we have not acknowledged legal liability in creating the trust. As at 30 June 2008, a total

Sasol Limited Group

Notes to the Financial Statements (Continued)

56    Guarantees and contingent liabilities (Continued)

of 172 claims have been received, of which 152 have been finalised, resulting in payments totalling R13.8 million. Future payments are dependent on the number of applications which will still qualify and the calculation of the grants based on the applicable South African principles. It is believed that the possible loss, inclusive of legal costs, is unlikely to exceed R20 million.

56.7 Augusta Bay pollution investigation

        The local prosecutor's office in Augusta, Italy is investigating a pollution incident at Augusta Bay, allegedly caused by the infiltration of pollutants into the sea. The investigation involves all the companies located within the Melilli-Priolo-Augusta industrial area, which includes Sasol Italy. The Prosecutor's office and the involved companies have each appointed experts to evaluate the environmental situation which includes a broad range of ecological impacts. It is currently not clear what product is the cause of the pollution and Sasol Italy's potential involvement will only be able to be determined after collection and analysis of samples, sea sediments and sea water. The judge has requested the experts to file their opinions within 3 months. Depending upon the final determination of environmental impacts resulting from the investigation, administrative fines or criminal penalties may be imposed on the guilty party or parties. Therefore, it is currently not possible to make an estimate of the contingent liability in this matter. We may need to re-assess our position upon the results of the investigations and analysis becoming available.

Sasol Limited Group

Notes to the Financial Statements (Continued)

57    Commitments under leases

Minimum future lease payments—operating leases

        The group rents buildings under long-term non-cancellable operating leases and also rents offices and other equipment under operating leases that are cancellable at various short-term notice periods by either party.

	2008	2007	2006

	Rm	Rm	Rm
Buildings and offices
Within one year	173	134	108
One to two years	180	122	93
Two to three years	177	123	95
Three to four years	143	117	97
Four to five years	118	106	88
More than five years	799	803	497

	1,590	1,405	978

Equipment
Within one year	545	310	186
One to two years	383	255	164
Two to three years	257	229	144
Three to four years	189	188	121
Four to five years	177	161	125
More than five years	1,023	992	1,163

	2,574	2,135	1,903

Included in operating leases for equipment is the rental of a pipeline for the transportation of gas products. The rental payments are determined based on the quantity of gas transported. The lease may be extended by either party to the lease for a further three year period prior to the expiry of the current lease term of seventeen years.
Water reticulation for Sasol Synfuels
Within one year	32	—	—
One to two years	71	19	29
Two to three years	84	75	79
Three to four years	92	79	90
Four to five years	102	85	95
More than five years	2,971	2,690	2,648

	3,352	2,948	2,941

The water reticulation commitments of Sasol Synfuels relate to a long-term water supply agreement. The rental payments are determined based on the quantity of water consumed over the twenty year period of the lease.

Sasol Limited Group

Notes to the Financial Statements (Continued)

57    Commitments under leases (Continued)

	2008	2007	2006

	Rm	Rm	Rm
Total minimum future lease payments	7,516	6,488	5,822

These leasing arrangements do not impose any significant restrictions on the group or its subsidiaries.

	2008	2007	2006

	Rm	Rm	Rm
Business segmentation—minimum future operating lease payments
South African Energy cluster	4,909	4,362	4,589
Mining	1	4	8
Gas	1,388	1,231	1,499
Synfuels	3,352	2,948	2,954
Oil	168	179	128
International Energy cluster	779	609	243
Synfuels International	456	396	20
Petroleum International	323	213	223
Chemical cluster	1,422	1,082	554
Polymers	125	116	132
Solvents	387	310	120
Olefins & Surfactants	591	420	—
Other	319	236	302
Other businesses	406	435	436

	7,516	6,488	5,822

Minimum future lease payments—finance leases
Within one year	169	144	143
One to two years	143	154	132
Two to three years	143	129	131
Three to four years	141	128	115
Four to five years	135	127	111
More than five years	733	849	774
Less amounts representing finance charges	(711)	(764)	(656)

	753	767	750

Contingent rentals

        The group has no contingent rentals in respect of finance leases.

58    Related party transactions

        Group companies, in the ordinary course of business, entered into various purchase and sale transactions with associates and joint ventures. The effect of these transactions is included in the

Sasol Limited Group

Notes to the Financial Statements (Continued)

58    Related party transactions (Continued)

financial performance and results of the group. Terms and conditions are determined on an arm's length basis.

        Disclosure in respect of joint ventures is provided in note 62 and of associates in note 8.

Material related party transactions were as follows

	2008	2007	2006

	Rm	Rm	Rm
Sales and services rendered to related parties
joint ventures	1,975	1,759	1,446
associates	742	632	424
third parties	944	160	250
retirement funds	—	4	—

	3,661	2,555	2,120

        Amounts owing (after eliminating intercompany balances) by related parties are disclosed in the respective notes to the financial statements for those statement of financial position items.

        No provision for impairment of receivables related to the amount of outstanding balances is required.

	2008	2007	2006

	Rm	Rm	Rm
Purchases from related parties
joint ventures	88	135	131
associates	795	712	360
third parties	1,056	832	600
retirement funds	338	374	224

	2,277	2,053	1,315

        Amounts owing (after eliminating intercompany balances) to related parties are disclosed in the respective notes to the financial statements for those statement of financial position items.

        Included in the above amounts are a number of transactions with related parties which are individually insignificant.

Identity of related parties with whom material transactions have occurred

        Except for the group's interests in joint ventures and associates, there are no other related parties with whom material individual transactions have taken place.

Sasol Limited Group

Notes to the Financial Statements (Continued)

58    Related party transactions (Continued)

  Directors and senior management

        Remuneration and other payments received by executive directors' and former executive directors for the 2008 financial year were as follows:

Executive directors	Salary	Annual incentives(1)	Retirement funding	Other benefits	Total 2008	Total 2007

	R'000	R'000	R'000	R'000	R'000	R'000
LPA Davies	5,758	6,314	1 060	497	13,629	12,084
VN Fakude	2,925	2,309	589	448	6,271	4,758
AM Mokaba	3,386	2,545	681	631	7,243	3,958
TS Munday(2)	—	4,360	—	16,165	20,525	9,760
KC Ramon	2,948	2,239	593	352	6,132	3,547
PV Cox(3)	n/a	n/a	n/a	n/a	n/a	1,038

Total	15,017	17,767	2,923	18,093	53,800	35,145

(1)
Incentives awarded, based on the group results for the 2007 financial year.

(2)
Mr. Munday retired as an employee with effect from 1 July 2007.

(3)
Annual incentive paid to Mr. Cox as executive director for the period 1 July 2005 to 30 September 2005 and calculated as a percentage of fixed remuneration as at 30 September 2005.

        The aggregate remuneration of members of the group executive committee for the year (excluding that of the executive directors as disclosed separately above) was as follows:

Group executive committee	Salary(2)	Annual incentive(1)(2)	Retirement funding	Other benefits(2)	Total 2008	Total 2007

	R'000m	R'000	R'000	R'000	R'000	R'000
Total	28,333	11,715	3,408	11,031	54,487	35,200
Number of members(3)					7	8

(1)
Refers to incentives awarded, based on the company results for the 2007 financial year.

(2)
Other benefits include vehicle benefits, medical benefits, vehicle insurance fringe benefits and exchange rate fluctuations.

(3)
One member resigned as a group executive committee member with effect from 1 March 2008.

Sasol Limited Group

Notes to the Financial Statements (Continued)

58    Related party transactions (Continued)

        Non-executive directors' remuneration for the year was as follows:

Non-executive directors	Board meeting fees(4)		Committee fees(4)	Share incentive trustee fees	Total 2008	Total 2007

	R'000		R'000	R'000	R'000	R'000
E le R Bradley	322		368	57	747	581
WAM Clewlow(1)	n/a		n/a	n/a	n/a	319
BP Connellan	322		523	86	931	809
PV Cox (Chairperson)	3233	(2)	517	—	3,750	3,658
MSV Gantsho	322		168	—	490	495
A Jain(3)	747		—	—	747	423
IN Mkhize	322		88	—	410	676
S Montsi	322		365	57	744	373
TH Nyasulu	322		100	—	422	676
JE Schrempp(3)	742		155	—	897	351
HG Dijkgraaf(3)	828		232	—	1,060	821
TA Wixley	322		191	—	513	141

Total	7,804		2,707	200	10,711	9,323

(1)
Retired as a non-executive director of Sasol Limited with effect from 1 January 2007.

(2)
Includes R2,661,000 paid by subsidiaries.

(3)
Board meeting fees paid in US dollars. Rand equivalent of US$99,000 at actual exchange rates.

(4)
Includes fees for ad hoc meetings attended during the year.

        Details of the directors' and group executive committee shareholding in Sasol Limited are disclosed as follows

	2008				2007
Beneficial shareholding	Number of shares		Number of share options(2)	Total beneficial shareholding	Number of shares		Number of share options(2)	Total beneficial shareholding

Executive directors
LPA Davies	21,912	(1)	277,800	299,712	41,906	(1)	260,700	302,606
VN Fakude	—		600	600	—		—	—
Non-executive directors
E le R Bradley	97,494	(4)	—	97,494	298,000		—	298,000
BP Connellan	10,500		—	10,500	10,500		—	10,500
PV Cox(3)	281,409		116,700	398,109	261,409		176,700	438,109
TA Wixley	1,300		—	1,300	1,300		—	1 300

Total	412,615		395,100	807,715	613,115		437,400	1,050,515

(1)
Includes units held in the Sasol Share Savings Trust.

(2)
Including share options which have vested or which vest within sixty days of 30 June 2008.

Sasol Limited Group

Notes to the Financial Statements (Continued)

58    Related party transactions (Continued)

(3)
The share options implemented were granted to Mr. Cox when he was an executive director.

(4)
Mrs. Bradley's share ownership was restated to include only those shares in respect of which she or her associates have beneficial ownership.

	2008			2007
Beneficial shareholding	Number of shares(1)	Number of share options(2)	Total beneficial shareholding	Number of shares	Number of share options(2)	Total beneficial shareholding

Group executive committee(3)	108,274	188,600	296,874	78,095	195,400	273,495

(1)
Includes units held in the Sasol Share Savings Trust.

(2)
Including share options which have vested or which vest within sixty days of 30 June 2008.

(3)
Excluding the executive directors disclosed separately in the table above.

59    Inflation reporting

        The financial statements have not been restated to a current cost basis as the group does not operate in a hyperinflationary economy.

	2008	2007	2006

	%	%	%
Consumer Price Index—South Africa	9.3	5.9	4.9
Producer Price Index—South Africa	11.5	9.8	5.1

60    Subsidiaries with a year end different to that of the group

        Sasol Italy SpA, a wholly owned subsidiary, has a statutory year end of 31 May and is included in the consolidated financial statements up to that date. The different year end would not result in a significant effect on the consolidated financial statements.

61    Subsequent events

        The following non-adjusting events occurred subsequent to 30 June 2008:

Sasol Inzalo share transaction

        On 9 July 2008, the Black Public Invitations of the Sasol Inzalo share transaction closed (refer note 45). The Cash Invitation was oversubscribed by 13% and the Funded Invitation was more than 300% oversubscribed. A share-based payment expense of R2.4 billion and preference share debt of R4.2 billion related to the issue of shares to the black public will be recognised in the 2009 financial year.

        Based on the weighted average number of shares issued at 30 June 2008, the share-based payment expense would decrease the earnings per share by R4.07.

Sasol Limited Group

Notes to the Financial Statements (Continued)

61    Subsequent events (Continued)

Crude oil hedge

        Effective 1 August 2008, Sasol entered into crude oil hedges for approximately 30% (16,4 million barrels) of its Sasol Synfuels production for the remainder of the 2009 financial year. This was achieved by entering into zero cost collar contracts in terms of which the group is protected, on the 16,4 million barrels, against crude oil prices below US$90/b but will benefit from crude oil prices up to US$228/b. A similar crude oil hedge has been entered into for 550 000 barrels of Sasol Petroleum International's West African output for a range between US$90/b and US$240/b.

Acquisition of Exelem Aviation (Pty) Limited

        In July 2008, Exel Petroleum (Pty) Limited acquired the remaining 49.9% of Exelem Aviation (Pty) Limited for a purchase consideration of US$1.7 million.

Sasol Wax fine

        Subsequent to the approval of the consolidated financial statements for issue by the Board of Directors on 5 September 2008, on 1 October 2008 the European Union found that members of the European wax industry, including Sasol Wax GmbH, formed a cartel and violated antitrust laws. A fine of €318.2 million was imposed by the European Commission on Sasol Wax (refer note 56.4).

Sasol Limited Group

Notes to the Financial Statements (Continued)

62    Interest in joint ventures

        In accordance with the group's accounting policy, the results of joint ventures are proportionately consolidated on a line-by-line basis. The information provided below includes intercompany transactions and balances.

	Advancing ventures		Operating ventures

	Sasol GTL	Polymers joint ventures*	Merisol	Spring Lights Gas	Other**	2008 Total	2007 Total	2006 Total

	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm
Statement of financial position
External non-current assets	4,115	6,664	312	53	520	11,664	16,307	12,801
Property, plant and equipment	3,858	4,368	281	—	462	8,969	5,989
Assets under construction	235	2,255	3	—	21	2,514	10,013
Other non-current assets	22	41	28	53	37	181	305
Intercompany non-current assets	—	—	—	—	—	—	—	4
External current assets	771	1,143	414	93	457	2,878	2,210	2,009
Intercompany current assets	453	—	21	—	91	565	81	139

Total assets	5,339	7,807	747	146	1,068	15,107	18,598	14,953

Shareholders' equity	2,446	2,084	407	117	559	5,613	7,147	6,142
Long-term debt (interest bearing)	2,269	2,515	5	—	135	4,924	4,412	4,801
Intercompany long-term debt	89	997	25	1	3	1,115	1,006	157
Long-term provisions	52	—	6	—	—	58	41	35
Other non-current liabilities	1	255	60	—	8	324	3,452	2,096
Interest bearing current liabilities	185	918	98	12	60	1,273	924	592
Non-interest bearing current liabilities	218	987	78	8	259	1,550	1,303	862
Intercompany current liabilities	79	51	68	8	44	250	313	268

Total equity and liabilities	5,339	7,807	747	146	1,068	15,107	18,598	14,953

Income statement
Turnover	1,571	1,262	844	177	930	4,784	3,618	2,612

Operating profit/(loss)	366	134	143	89	145	877	(30)	62
Other expenses	(133)	(73)	(6)	3	(9)	(218)	(117)	(82)

Net profit/(loss) before tax	233	61	137	92	136	659	(147)	(20)
Taxation	6	(45)	(30)	(29)	(25)	(123)	(80)	(31)

Attributable profit/(loss)	239	16	107	63	111	536	(227)	(51)

Statement of cash flows
Cash flow from operations	633	465	172	98	184	1,552	1,532	1,109
Movement in working capital	(438)	(2)	(97)	(1)	(58)	(596)	198	(585)
Taxation (paid)/received	(3)	—	(5)	(26)	(21)	(55)	286	115
Other expenses	(143)	(718)	(9)	(3)	(18)	(891)	(661)	(516)

Cash available from operations	49	(255)	61	68	87	10	1,355	123
Dividends paid	—	—	(19)	(16)	(99)	(134)	(28)	(14)

Cash retained from operations	49	(255)	42	52	(12)	(124)	1,327	109
Cash flow from investing activities	(167)	(449)	(4)	(2)	(37)	(659)	(3,496)	(2,864)
Cash flow from financing activities	110	843	(11)	(10)	6	938	2,242	2,739

Decrease/(increase) in cash requirements	(8)	139	27	40	(43)	155	73	(16)

*
Comprising Arya Sasol Polymers Company and Petlin.

**
Includes Sasol Dyno Nobel, Sasol Fibres, Sasol Huntsman, Sasol Lurgi, Sasol Oil Petromoc and Sasol Yihai.

Sasol Limited Group

Notes to the Financial Statements (Continued)

62    Interest in joint ventures (Continued)

        At 30 June 2008, the group's share of the total capital commitments of joint ventures amounted to R675 million (2007—R4,128 million; 2006—R5,252 million).

        The GTL businesses results are associated with the advancing GTL project in Qatar and the evaluation of other projects in accordance with the group's strategy. The Escravos GTL (EGTL) joint venture, included as part of the Sasol GTL business in previous years, has been classified as an asset held for sale during 2008 and is excluded from the 2008 results (refer note 12).

63    Financial risk management and financial instruments

Introduction

        The group is exposed to liquidity, credit, foreign currency, interest rate and commodity price risks arising from its financial instruments. The Group Executive Committee (GEC) has the overall responsiblilty for the establishment and oversight of the group's risk management framework. The GEC established the risk and safety, health and environment committee, which is responsible for providing the board with the assurance that significant business risks are systematically identified, assessed and reduced to acceptable levels. A comprehensive risk management process has been developed to continuously monitor and control these risks. The Sasol group has a central treasury function that manages the financial risks relating to the group's operations. The group business committee meets regularly to review and, if appropriate, approve the implementation of optimal strategies for the effective management of financial risks. The committee reports on a regular basis to the GEC on its activities.

Risk profile

        Risk management and measurement relating to each of these risks is discussed under the headings below. The group's objective in using derivative instruments is for hedging purposes to reduce the uncertainty over future cash flows arising from foreign currency, interest rate and commodity price risk exposures.

Liquidity risk

        Liquidity risk is the risk that an entity in the group will be unable to meet its obligations as they become due. The group manages liquidity risk by effectively managing its working capital, capital expenditure and cash flows. The group finances its operations through a mixture of retained earnings, short- and long-term bank funding, a commercial paper programme and commercial bond issues. Adequate banking facilities and reserve borrowing capacities are maintained (refer note 18). The group is in compliance with all of the financial covenants in its loan documents, none of which is expected to present a material restriction on funding or investment policy in the near future. The group has sufficient undrawn borrowing facilities, which could be utilised to settle obligations.

Sasol Limited Group

Notes to the Financial Statements (Continued)

63    Financial risk management and financial instruments (Continued)

        The maturity profile of the contractual cash flows of financial instruments at 30 June were as follows:

	Note	Contractual cash flows*	Within one year	One to two years	Two to three years	Three to four years	Four to five years	More than five years

		Rm	Rm	Rm	Rm	Rm	Rm	Rm
2008
Financial assets
Loans and receivables		28,335	27,003	12	324	282	285	429
Long-term receivables	10	1,499	167	12	324	282	285	429
Trade receivables	14	19,672	19,672	—	—	—	—	—
Other receivables	15	1,915	1,915	—	—	—	—	—
Cash restricted for use	17	814	814	—	—	—	—	—
Cash	17	4,435	4,435	—	—	—	—	—
Investments available-for-sale
Investments in securities	7	288	78	—	—	—	—	210
Investments held-to-maturity
Investments in securities	7	347	—	—	—	—	—	347

Non-derivative instruments		28,970	27,081	12	324	282	285	986
Derivative instruments
Cash flow hedges		4,292	4,065	227	—	—	—	—
Held for trading		5,986	4,403	1,583	—	—	—	—

		39,248	35,549	1,822	324	282	285	986

Financial liabilities
Non-derivative instruments		(36,902)	(20,605)	(4,895)	(1,463)	(1,516)	(1,485)	(6,938)
Long-term debt		(17,514)	(1,217)	(4,895)	(1,463)	(1,516)	(1,485)	(6,938)
Short-term debt	24	(2,375)	(2,375)	—	—	—	—	—
Trade payables and accrued expenses	28	(12,413)	(12,413)	—	—	—	—	—
Other payables	29	(3,686)	(3,686)	—	—	—	—	—
Bank overdraft	17	(914)	(914)	—	—	—	—	—
Derivative instruments
Cash flow hedges		(4,032)	(3,868)	(164)	—	—	—	—
Held for trading		(5,287)	(4,078)	(1,209)	—	—	—	—

		(46,221)	(28,551)	(6,268)	(1,463)	(1,516)	(1,485)	(6,938)

Sasol Limited Group

Notes to the Financial Statements (Continued)

63    Financial risk management and financial instruments (Continued)

	Note	Contractual cash flows*	Within one year	One to two years	Two to three years	Three to four years	Four to five years	More than five years

		Rm	Rm	Rm	Rm	Rm	Rm	Rm
2007
Financial assets
Loans and receivables		22,658	21,092	260	342	9	14	941
Long-term receivables	10	1,579	13	260	342	9	14	941
Trade receivables	14	12,442	12,442	—	—	—	—	—
Other receivables	15	2,004	2,004	—	—	—	—	—
Cash restricted for use	17	646	646	—	—	—	—	—
Cash	17	5,987	5,987	—	—	—	—	—
Investments available-for-sale
Investments in securities	7	230	70	—	—	—	—	160
Investments held-to-maturity
Investments in securities	7	312	—	—	—	—	—	312

Non-derivative instruments		23,200	21,162	260	342	9	14	1,413
Derivative instruments
Cash flow hedges		2,819	2,346	117	79	79	79	119
Held for trading		5,024	3,347	75	1,361	69	172	—

		31,043	26,855	452	1,782	157	265	1,532

Financial liabilities
Non-derivative instruments		(31,635)	(17,594)	(1,638)	(4,460)	(1,340)	(1,312)	(5,291)
Long-term debt		(17,198)	(3,157)	(1,638)	(4,460)	(1,340)	(1,312)	(5,291)
Short-term debt	24	(2,546)	(2,546)	—	—	—	—	—
Trade payables and accrued expenses	28	(7,642)	(7,642)	—	—	—	—	—
Other payables	29	(3,704)	(3,704)	—	—	—	—	—
Bank overdraft	17	(545)	(545)	—	—	—	—	—
Derivative instruments
Cash flow hedges		(2,756)	(2,339)	(76)	(76)	(76)	(76)	(113)
Held for trading		(5,152)	(3,595)	(68)	(1,271)	(62)	(156)	—

		(39,543)	(23,528)	(1,782)	(5,807)	(1,478)	(1,544)	(5,404)

*
The amount disclosed in the contractual cash flows is the future undiscounted value. Where a derivative is linked to an index, the amount payable or receivable has been based on the forward rates at the reporting date. Foreign exchange contracts and cross currency swaps are settled on a gross basis, while all other derivatives are net settled. For gross settled derivatives, the cash outflow leg has been included in financial liabilities, while the cash inflow is included in financial assets.

Sasol Limited Group

Notes to the Financial Statements (Continued)

63    Financial risk management and financial instruments (Continued)

        The expected future timing of the recycling of derivatives used for hedging on the income statement at 30 June were as follows:

	Carrying value	Within one year	One to two years	Two to three years	Three to four years	Four to five years	More than five years

	Rm	Rm	Rm	Rm	Rm	Rm	Rm
2008
Derivative instruments—cash flow hedges
Financial assets	277	85	10	9	9	9	155
Financial liabilites	29	22	1	—	—	—	6

2007
Derivative instruments—cash flow hedges
Financial assets	300	8	—	291	—	—	1
Financial liabilites	153	143	—	—	1	1	8

Credit risk

        Credit risk, or the risk of financial loss due to counterparties not meeting their contractual obligations, is managed by the application of credit approvals, limits and monitoring procedures. Where appropriate, the group obtains collateral to mitigate risk. Counterparty credit limits are in place and are reviewed and approved by the respective subsidiary boards.

        Trade and other receivables consist of a large number of customers spread across diverse industries and geographical areas. The exposure to credit risk is influenced by the individual characteristics, the industry and geographical area of the counterparty with whom we have transacted. Trade and other receivables are carefully monitored for impairment. No single customer represents more than 10% of the group's total turnover or more than 10% of total trade receivables for the years ended 30 June 2008 and 2007. Approximately 52% (2007—52%) of the group's total turnover is generated from sales within South Africa and 49% (2007—51%) of the amount owing in respect of trade receivables is from counterparties in South Africa.

        Credit risk exposure in respect of trade receivables is further analysed in note 14.

        Treasury counterparties consist of a diversified group of prime financial institutions. The group does not expect any treasury counterparties to fail to meet their obligations, given their high credit ratings.

        The group has provided guarantees for the financial obligations of subsidiaries, joint-ventures and third parties. The outstanding guarantees at 30 June 2008 are provided in note 56.1.

        The carrying value of the investments available-for-sale, investments held-to-maturity, loans and receivables and derivative instrument financial assets represent the maximum credit risk exposure.

Foreign currency risk

        The group's transactions are predominantly entered into in the respective functional currency of the individual operations. However, the group operations utilise various foreign currencies on sales,

Sasol Limited Group

Notes to the Financial Statements (Continued)

63    Financial risk management and financial instruments (Continued)

purchases and borrowings and consequently, are exposed to exchange rate fluctuations that have an impact on cash flows and financing activities. These operations are exposed to foreign currency risk in connection with contracted payments in currencies not in their individual functional currency. The translation of foreign operations to the presentation currency of Sasol Limited is not taken into account when considering foreign currency risk. Foreign currency risks are managed through the group's financing policies and the selective use of forward exchange contracts, cross currency swaps and cross currency options. Forward exchange contracts are utilised primarily to reduce foreign currency exposure arising from imports into South Africa. Forward cover is required on both capital expenditure and imports (payables) in excess of USD50,000. Any forward exchange contract resulting in exposure of R100 million or more requires the pre-approval of the group executive committee (GEC). South African exports (receivables) are uncovered.The group also makes use of customer foreign currency accounts, where needed.

        All forward exchange contracts are supported by underlying commitments or transactions which have already occurred.

        The following significant exchange rates applied during the year:

	Average rate		Closing rate

	2008	2007	2008	2007

Rand/Euro	10.77	9.40	12.34	9.53
Rand/US dollar	7.30	7.20	7.83	7.04
Rand/Pound sterling	14.62	13.91	15.61	14.14

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

Sasol Limited Group

Notes to the Financial Statements (Continued)

63    Financial risk management and financial instruments (Continued)

        The following forward exchange contracts and cross currency swaps were held at 30 June:

	Contract foreign currency amount 2008	Contract amount— Rand equivalent 2008	Average rate of exchange 2008	Estimated fair value gains/ (losses) 2008	Contract foreign currency amount 2007	Contract amount— Rand equivalent 2007	Average rate of exchange 2007	Estimated fair value gains/ (losses) 2007

	million	Rm	(calculated)	Rm	million	Rm	(calculated)	Rm
Forward Exchange Contracts
Related to transactions which have already occurred
Derivative instruments—cash flow hedges
Imports—capital
Euro	26	312	12.20	6	2	23	9.67	1
US dollar	11	85	7.98	—	3	20	7.18	—

		397		6		43		1

Imports—goods
Euro	2	26	12.11	1	1	8	9.53	—
US dollar	17	133	8.01	(4)	18	132	7.14	(2)
Pound sterling	—	7	15.61	—	2	32	13.98	—

		166		(3)		172		(2)

Exports
Euro	—	—	—	—	—	1	9.52	—
US dollar	2	15	7.86	—	41	290	7.02	(1)
Pound sterling	—	—	—	—	4	60	14.02	—
Other currencies—US dollar equivalent	—	—	—	—	9	56	6.32	1

		15		—		407		—

Other payables (liabilities)
Euro	—	—	—	—	—	2	9.76	—
US dollar	—	—	—	—	8	59	7.17	(1)

		—		—		61		(1)

Other receivables (assets)
Euro	64	787	12.22	2	—	—	—	—
US dollar	—	—	—	—	149	1,057	7.10	10

		787		2		1,057		10

Derivative instruments—held for trading
Imports—capital
US dollar	21	168	7.95	—	—	—	—	—

Imports—goods
US dollar	165	1,315	7.96	(20)	129	933	7.21	(16)

Exports
Euro	3	35	12.96	2	5	52	9.52	—
US dollar	88	699	7.91	(1)	1	5	7.05	—
Pound sterling	4	54	15.51	—	—	—	—	—
Other currencies—US dollar equivalent	9	89	9.41	2	—	—	—	—

		877		3		57		—

Other payables (liabilities)
Euro	8	98	12.21	2	—	—	—	—
US dollar	8	65	7.83	—	—	—	—	—

		163		2		—		—

Other receivables (assets)
US dollar	57	447	7.89	20	—	—	—	—

Sasol Limited Group

Notes to the Financial Statements (Continued)

63    Financial risk management and financial instruments (Continued)

	Contract foreign currency amount 2008	Contract amount— Rand equivalent 2008	Average rate of exchange 2008 (calculated)	Estimated fair value gains/ (losses) 2008	Contract foreign currency amount 2007	Contract amount— Rand equivalent 2007	Average rate of exchange 2007 (calculated)	Estimated fair value gains/ (losses) 2007

	million	Rm		Rm	million	Rm		Rm
Forward exchange contracts
Related to future commitments
Derivative instruments—cash flow hedges
Imports
Euro	108	1,278	11.88	176	14	130	9.57	(1)
US dollar	7	59	8.36	—	27	194	7.20	(4)
Pound sterling	1	8	16.04	—	—	2	14.14	—
Other currencies—US dollar equivalent	16	128	7.88	7	15	106	6.26	(8)

		1,473		183		432		(13)

Exports
US dollar	1	4	8.14	—	—	1	7.05	—

Other payables (liabilities)
Euro	7	80	11.43	7	6	65	10.03	(2)
US dollar	140	1,112	7.93	15	9	63	7.28	(2)
Pound sterling	—	—	—	—	—	1	14.49	—
Other currencies—US dollar equivalent	—	—	—	—	1	9	7.42	—

		1,192		22		138		(4)

Derivative instruments—held for trading
Imports
Euro	—	—	—	—	1	5	9.56	—
US dollar	5	57	7.86	—	4	28	7.14	(1)
Other currencies—US dollar equivalent	1	—	0.07	2	—	—	—	—

		57		2		33		(1)

Other payables (liabilities)
Euro	3	36	12.56	—	4	33	8.10	—
US dollar	7	62	7.88	1	50	372	7.40	(9)
Pound Sterling	—	2	15.51	—	—	1	14.31	—

		100		1		406		(9)

Other receivables (assets)
Euro	1	17	12.38	—	—	—	—	—
US dollar	5	37	7.84	—	3	21	7.07	—

		54		—		21		—

Cross currency swaps
Derivative instruments—held for trading
US dollar to Euro	—	—	—	—	49	479	9.71	(130)
US dollar to Rand	—	—	—	—	59	374	6.40	38
Euro to Rand	225	2,129	9.48	660	299	2,652	8.87	183

		2,129		660		3,505		91

Derivative instruments—cash flow hedges
Other currencies	—	—	—	—	68	454	6.72	22

Sasol Limited Group

Notes to the Financial Statements (Continued)

63    Financial risk management and financial instruments (Continued)

        The maturity profile of contract amounts of forward exchange contracts and cross currency swaps at 30 June were as follows:

2008	Contract amount	Within one year	One to two years

	Rm	Rm	Rm
Forward exchange contracts
Related to transactions which have already occurred
Imports—capital
Euro	312	312	—
US dollar	253	253	—

	565	565	—

Imports—goods
Euro	26	26	—
US dollar	1,448	1,448	—
Pound sterling	7	7	—

	1,481	1,481	—

Exports
Euro	35	35	—
US dollar	714	714	—
Pound sterling	54	54	—
Other currencies—US dollar equivalent	89	89	—

	892	892	—

Other payables (liabilities)
Euro	98	98	—
US dollar	65	65	—

	163	163	—

Other receivables (assets)
Euro	787	787	—
US dollar	447	447	—

	1,234	1,234	—

Related to future commitments
Imports
Euro	1,278	1,120	158
US dollar	116	116	—
Pound sterling	8	8	—
Other currencies—US dollar equivalent	128	122	6

	1,530	1,366	164

Exports
US dollar	4	4	—

Other payables (liabilities)
Euro	116	116	—
US dollar	1,174	1,174	—
Pound sterling	2	2	—

	1,292	1,292	—

Other receivables (assets)
Euro	17	17
US dollar	37	37	—

	54	54	—

Cross currency swaps
Euro to Rand	2,129	920	1,209

Sasol Limited Group

Notes to the Financial Statements (Continued)

63    Financial risk management and financial instruments (Continued)

2007	Contract amount	Within one year	One to two years	Two to four years	More than four years

	Rm	Rm	Rm	Rm	Rm
Forward exchange contracts
Related to transactions which have already occurred
Imports—capital
Euro	23	23	—	—	—
US dollar	20	20	—	—	—

	43	43	—	—	—

Imports—goods
Euro	8	8	—	—	—
US dollar	1,065	1,065	—	—	—
Pound sterling	32	32	—	—	—

	1,105	1,105	—	—	—

Exports
Euro	53	53	—	—	—
US dollar	295	295	—	—	—
Pound sterling	60	60	—	—	—
Other currencies—US dollar equivalent	56	56	—	—	—

	464	464	—	—	—

Other payables (liabilities)
Euro	2	2	—	—	—
US dollar	59	59	—	—	—

	61	61	—	—	—

Other receivables (assets)
US dollar	1,057	1,057	—	—	—

Related to future commitments
Imports
Euro	135	135	—	—	—
US dollar	222	222	—	—	—
Pound sterling	2	2	—	—	—
Other currencies—US dollar equivalent	106	106	—	—	—

	465	465	—	—	—

Exports
US dollar	1	1	—	—	—

Other payables (liabilities)
Euro	98	98	—	—	—
US dollar	435	435	—	—	—
Pound sterling	2	2	—	—	—
Other currencies—US dollar equivalent	9	9	—	—	—

	544	544	—	—	—

Other receivables (assets)
US dollar	21	21	—	—	—

Cross currency swaps
US dollar to Euro	479	479	—	—	—
US dollar to Rand	374	31	62	125	156
Euro to Rand	2,652	1,443	—	1,209	—
Other	454	38	76	151	189

	3,959	1,991	138	1,485	345

Sasol Limited Group

Notes to the Financial Statements (Continued)

63    Financial risk management and financial instruments (Continued)

Exposure to currency risk

        The group's exposure to foreign currency risk, converted to rand at the year end exchange rates, was as follows:

	2008

	Euro	US dollar	Pound sterling	Rand	Other	Total

	Rm	Rm	Rm	Rm	Rm	Rm
Investment in securities	—	—	—	—	1	1
Long-term receivables	—	—	—	—	1	1
Trade receivables	437	2,002	85	14	96	2,634
Other receivables	230	121	12	—	82	445
Cash restricted for use	224	12	4	9	30	279
Cash	367	794	28	82	187	1,458
Long-term debt	(5,923)	(138)	(4)	(717)	(17)	(6,799)
Short-term debt	(358)	(13)	—	—	—	(371)
Trade payables and accrued expenses	(103)	(876)	(19)	(30)	(192)	(1,220)
Other payables	(17)	(69)	(9)	(6)	(32)	(133)
Bank overdraft	—	—	—	—	(11)	(11)

Exposure on external balances	(5,143)	1,833	97	(648)	145	(3,716)
Net exposure on balances between group companies	10,756	(697)	32	1,892	127	12,110

Exposure on non-derivative instruments	5,613	1,136	129	1,244	272	8,394
Foreign exchange contracts	1,049	1,811	(34)	—	54	2,880
Cross currency swaps	(2,771)	—	—	—	—	(2,771)

Total exposure	3,891	2,947	95	1,244	326	8,503

Sasol Limited Group

Notes to the Financial Statements (Continued)

63    Financial risk management and financial instruments (Continued)

	2007

	Euro	US dollar	Pound sterling	Rand	Other	Total

	Rm	Rm	Rm	Rm	Rm	Rm
Investment in securities	—	—	—	1	1	2
Long-term receivables	499	683	—	—	—	1,182
Trade receivables	286	1,100	63	9	93	1,551
Other receivables	5	128	1	—	20	154
Cash restricted for use	28	13	—	9	26	76
Cash	174	404	35	65	169	847
Long-term debt	(4,754)	(1,024)	—	(818)	(214)	(6,810)
Short-term debt	(2,107)	—	—	—	—	(2,107)
Trade payables and accrued expenses	(99)	(751)	(16)	(37)	(73)	(976)
Other payables	(44)	(136)	(6)	(7)	(94)	(287)
Bank overdraft	—	(3)	—	—	—	(3)

Exposure on external balances	(6,012)	414	77	(778)	(72)	(6,371)
Net exposure on balances between group companies	8,356	(3,488)	24	1,424	(409)	5,907

Exposure on non-derivative instruments	2,344	(3,074)	101	646	(481)	(464)
Foreign exchange contracts	215	388	(26)	—	61	638
Cross currency swaps	(2,380)	58	—	—	(403)	(2,725)

Total exposure	179	(2,628)	75	646	(823)	(2,551)

Sensitivity analysis

        A 10 percent strengthening of the rand on the group's exposure to foreign currency risk at 30 June would have increased/(decreased) equity and the income statement by the amounts below before the effect of tax. This analysis assumes that all other variables, in particular interest rates, remain constant and has been performed on the same basis for 2007.

	2008		2007

	Equity	Income statement	Equity	Income statement

	Rm	Rm	Rm	Rm
Euro	97	292	22	(4)
US dollar	135	160	(88)	(175)
Pound sterling	1	8	(3)	10
Rand	—	124	—	65
Other currencies	—	33	(34)	(48)

        A 10 percent weakening in the rand against the above currencies at 30 June would have the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

Sasol Limited Group

Notes to the Financial Statements (Continued)

63    Financial risk management and financial instruments (Continued)

Interest rate risk

        Exposure to interest rate risk on financial assets and liabilities is monitored on a continuous and proactive basis. The debt of the group is structured on a combination of floating and fixed interest rates. The benefits of fixing or capping interest rates on the group's various financing activities are considered on a case-by-case and project-by-project basis, taking the specific and overall risk profile into consideration. For further details on long-term debt refer note 18 and note 10 for long-term receivables.

        At the reporting date, the interest rate profile of the group's interest-bearing financial instruments was:

	Carrying value

	2008	2007

	Rm	Rm
Variable rate instruments
Financial assets	6,788	8,261
Financial liabilities	(11,046)	(10,472)

	(4,258)	(2,211)

Fixed rate instruments
Financial assets	2	—
Financial liabilities	(9,046)	(9,052)

	(9,044)	(9,052)

Cash flow sensitivity for variable rate instruments

        A change of one percent in interest rates at the reporting date would have increased/(decreased) equity and the income statement by the amounts shown below before the effect of tax. This analysis assumes that all other variables, in particular foreign currency rates, remain constant and has been performed on the same basis for 2007.

	Income statement

	1% increase	1% decrease

	Rm	Rm
30 June 2008
Variable rate instruments	(43)	43

30 June 2007
Variable rate instruments	(22)	22

Sasol Limited Group

Notes to the Financial Statements (Continued)

63    Financial risk management and financial instruments (Continued)

        The following interest rate derivative contracts were in place at 30 June:

	Contract amount— Rand equivalent 2008	Average fixed rate 2008	Expiry 2008	Estimated fair value gains 2008	Contract foreign currency amount 2007	Contract amount— Rand equivalent 2007	Estimated fair value gains 2007

	Rm	%		Rm	million	Rm	Rm
Interest rate derivatives
Derivative instruments—cash flow hedges
Pay fixed rate receive floating rate
US dollar	—			—	98	690	6
Rand	813	7.6	15 Dec 09	50	—	938	44

	813			50		1,628	50

Derivative instruments—held for trading
Pay fixed rate receive floating rate
Rand	—	—	—	—	—	500	2

Interest rate cap or collar
(relating to long-term debt)
Rand—cap	—	—	—	—	—	227	1

        The maturity profile of gross contract amounts of interest rate derivatives at 30 June were as follows:

	Contract amount	Within one year	One to two years

	Rm	Rm	Rm
Interest rate derivatives
2008
Pay fixed rate receive floating rate
Rand	813	125	688

2007
Pay fixed rate receive floating rate
US dollar	690	690
Rand	1,438	625	813

	2,128	1,315	813

Interest rate cap or collar
Rand	227	114	113

Commodity price risk

        The group makes use of derivative instruments, including commodity swaps, options and futures contracts of short duration as a means of mitigating price and timing risks on crude oil purchases and sales. In effecting these transactions, the companies concerned operate within procedures and policies designed to ensure that risks, including those relating to the default of counterparties, are minimised. The strategy is to hedge the equivalent of approximately 30% of Sasol Synfuels' production (45,000 bbl/d) and 30% of Sasol Petroleum International's Gabon production. As management believes

Sasol Limited Group

Notes to the Financial Statements (Continued)

63    Financial risk management and financial instruments (Continued)

that a hedge will mitigate the risk of any substantial fall in oil prices, a zero cost collar has been entered into for the 2009 financial year. Refer to the subsequent events note 61.

        The following commodity derivative contracts were in place at 30 June:

	Contract foreign currency amount 2008	Contract amount— Rand equivalent 2008	Average price 2008	Estimated fair value gains 2008	Contract foreign currency amount 2007	Contract amount— Rand equivalent 2007	Average price 2007	Estimated fair value gains/(losses) 2007

	million	Rm	US$	Rm	million	Rm	US$	Rm
Commodity derivatives
Derivative instruments—cash flow hedges
Futures
Crude oil (US dollar)	19	147	140.53	—	—	—		—
Derivative instruments—held for trading
Futures
Crude oil (US dollar)	88	685	133.76	31	13	89	70.69	1
Zero cost collar				—				(197)
Call options sold (US dollar)	—	—	—		1,294	9,111	76.70
Put options bought (US dollar)	—	—	—		1,053	7,414	62.40

        The maturity profile of contract amounts of commodity derivatives at 30 June were as follows:

	Contract amount 2008	Within one year 2008	Contract amount 2007	Within one year 2007

	Rm	Rm	Rm	Rm
Commodity derivatives
Futures
Crude oil	832	832	89	89

Zero cost collar
Call options sold (US dollar)	—	—	9,111	9,111
Put options bought (US dollar)	—	—	7,414	7,414

	—	—	16,525	16,525

Sensitivity analysis

        A 10 percent increase of the commodity prices at 30 June would have increased/(decreased) the fair value of commodity derivatives recognised in the income statement by the amounts shown below, before the effect of tax. This analysis assumes that all other variables remain constant and has been performed on the same basis for 2007.

	2008	2007

	Rm	Rm
Crude oil	3	(20)

        A 10 percent decrease in the commodity prices at 30 June would have the equal but opposite effect on the fair value amounts shown above, on the basis that all other variables remain constant.

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

TABLE 1—COSTS INCURRED IN OIL AND GAS PROPERTY ACQUISITION, EXPLORATION, AND DEVELOPMENT ACTIVITIES

	Mozambique	Other areas	Total
	(Rand in millions)
Year ended 30 June 2006(1)
Acquisition of unproved properties	6.4	3.2	9.6
Exploration	83.0	41.5	124.5
Development	101.3	94.7	196.0

Total costs incurred	190.7	139.4	330.1

Year ended 30 June 2007(1)
Acquisition of unproved properties	—	136.9	136.9
Exploration	646.3	79.2	725.5
Development	343.2	189.5	532.7

Total costs incurred	989.5	405.6	1,395.1

Year ended 30 June 2008(1)
Acquisition of unproved properties	—	45.3	45.3
Exploration	493.1	110.5	603.6
Development	594.9	116.1	711.0

Total costs incurred	1,088.0	271.9	1,359.9

 TABLE 2—CAPITALISED COSTS RELATING TO OIL AND GAS PRODUCING ACTIVITIES

	Mozambique	Other areas	Total
	(Rand in millions)
Year ended 30 June 2006(1)
Proved properties	2,164.0	445.0	2,609.0
Producing wells and equipment	1,952.1	337.5	2,289.6
Non-producing wells and equipment	211.9	107.5	319.4
Unproved properties
Uncompleted and non-producing wells and equipment	6.4	99.6	106.0

Capitalised costs	2,170.4	544.6	2,715.0
Accumulated depreciation	(313.5)	(178.2)	(491.7)

Net book value	1,856.9	366.4	2,223.3

Year ended 30 June 2007(1)
Proved properties	2,491.9	625.5	3,117.4
Producing wells and equipment	1,955.5	603.8	2,559.3
Non-producing wells and equipment	536.4	21.7	558.1
Unproved properties
Uncompleted and non-producing wells and equipment	201.2	244.9	446.1

Capitalised costs	2,693.1	870.4	3,563.5
Accumulated depreciation	(472.4)	(254.8)	(727.2)

Net book value	2,220.7	615.6	2,836.3

Year ended 30 June 2008(1)
Proved properties	3,140.0	805.3	3,945.3
Producing wells and equipment	2,020.0	654.9	2,674.9
Non-producing wells and equipment	1,120.0	150.4	1,270.4
Unproved properties
Uncompleted and non-producing wells and equipment	501.2	409.6	910.8

Capitalised costs	3,641.2	1,214.9	4,856.1
Accumulated depreciation	(624.1)	(369.7)	(993.8)

Net book value	3,017.1	845.2	3,862.3

 TABLE 3—RESULTS OF OPERATIONS FOR OIL AND GAS PRODUCING ACTIVITIES

	Mozambique	Other areas	Total
	(Rand in millions)
Year ended 30 June 2006(1)
Sales to unaffiliated parties	98.5	550.0	648.5
Transfers to affiliated parties	588.0	—	588.0

Total revenues	686.5	550.0	1,236.5
Production costs	(79.8)	(87.2)	(167.0)
Foreign currency translation gains	39.7	—	39.7
Exploration expenses	(83.0)	(40.3)	(123.3)
Depreciation	(175.3)	(56.3)	(231.6)

Operating profit	388.1	366.2	754.3
Tax	(81.0)	(158.1)	(239.1)

Results of operations	307.1	208.1	515.2

Year ended 30 June 2007(1)
Sales to unaffiliated parties	181.1	595.9	777.0
Transfers to affiliated parties	623.4	—	623.4

Total revenues	804.5	595.9	1,400.4
Production costs	(105.9)	(101.5)	(207.4)
Foreign currency translation losses	(28.9)	(0.8)	(29.7)
Exploration expenses	(460.4)	(65.7)	(526.1)
Depreciation	(159.0)	(81.6)	(240.6)

Operating profit	50.3	346.3	396.6
Tax	(94.9)	(180.1)	(275.0)

Results of operations	(44.6)	166.2	121.6

Year ended 30 June 2008(1)
Sales to unaffiliated parties	227.1	1,001.2	1,228.3
Transfers to affiliated parties	742.5	—	742.5

Total revenues	969.6	1,001.2	1,970.8
Production costs	(132.1)	(205.4)	(337.5)
Foreign currency translation (losses)/gains	(32.1)	2.3	(29.8)
Exploration expenses	(193.1)	(28.0)	(221.1)
Depreciation	(153.9)	(80.6)	(234.5)

Operating profit	458.4	689.5	1,147.9
Tax	(130.1)	(310.8)	(440.9)

Results of operations	328.3	378.7	707.0

(1)
The financial information in tables 1 through 3 relating to the years ended 30 June 2006 and 30 June 2007 has been restated from US GAAP to IFRS basis. In addition, information relating to the financial year ended 30 June 2008 has been prepared under IFRS. The change to the historical data was made on the grounds that the financial statements included in the Form 20-F is now stated on an IFRS basis. Tables 4 through 6 have not been impacted by this change.

TABLE 4—PROVED RESERVE QUANTITY INFORMATION

	Crude Oil and Condensate			Natural Gas
	Mozambique	Other areas	Total	Mozambique	Other areas	Total
	Millions of barrels			Billions of cubic feet
Proved developed and undeveloped reserves
Balance at 30 June 2005	7.3	9.8	17.1	1,367.9	—	1,367.9
Revisions	0.3	0.2	0.5	(6.7)	—	(6.7)
Extensions and discoveries	0.1	—	0.1	—	—	—
Production	(0.4)	(1.4)	(1.8)	(55.1)	—	(55.1)

Balance at 30 June 2006	7.3	8.6	15.9	1,306.1	—	1,306.1
Revisions	(1.0)	1.3	0.3	28.7	—	28.7
Production	(0.7)	(1.4)	(2.1)	(58.2)	—	(58.2)

Balance at 30 June 2007	5.6	8.5	14.1	1,276.6	—	1,276.6
Revisions	(0.6)	(0.7)	(1.3)	2.8	—	2.8
Production	(0.5)	(1.8)	(2.3)	(65.4)	—	(65.4)

Balance at 30 June 2008	4.5	6.0	10.5	1,214.0	—	1,214.0

Proved developed reserves
At 30 June 2006	3.1	3.0	6.1	373.5	—	373.5

At 30 June 2007	2.7	6.2	8.9	371.6	—	371.6

At 30 June 2008	2.1	5.4	7.5	277.3	—	277.3

        The table above records estimates of the reserve quantities held by Sasol, through its various operating entities under Sasol Petroleum International (Pty) Limited.

        The company currently has reserves in two fields:

        In Gabon, the company holds a 27.75% non-operated interest in the offshore Etame license. An internally determined assessment of oil reserves was conducted during June 2008. As this license is a Production Sharing Contract, reserves reported represent the net economic interest volumes attributable to the company, after deduction for royalties, grossed up for income taxes.

        In Mozambique, the company holds a 70% operated interest in the Pande and Temane Petroleum Production Agreement gas fields. An internally determined assessment of gas reserves was conducted during June 2008. In respect of Mozambican gas the standard pressure base used is 14.70 Psia and the standard temperature is 59°F in accordance with the specifications set by the Government of Mozambique. Reserves reported represent the net economic interest volumes attributable to the company, after deduction of production tax. Additionally, the Proved Developed and Undeveloped volumes booked are restricted to the take-or-pay quantities defined in the gas sales agreement for the remainder of the 25-year term. A phased approach to field development has been followed and only the Temane field has currently been developed. Development of the Pande field is under way and production will commence in 2009.

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

 TABLE 5—STANDARDISED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS

	Mozambique	Other areas	Total
	(Rand in millions)
Year ended 30 June 2006
Future cash inflows	15,767.5	4,215.2	19,982.7
Future production costs	(2,098.1)	(1,411.3)	(3,509.4)
Future development costs	(1,619.8)	(194.1)	(1,813.9)
Future income taxes	(3,181.6)	(1,066.9)	(4,248.5)

Undiscounted future net cash flows	8,868.0	1,542.9	10,410.9
10% annual discount for timing of estimated cash flows	(5,303.4)	(483.2)	(5,786.6)

Standardised measure of discounted future net cash flows	3,564.6	1,059.7	4,624.3

Year ended 30 June 2007
Future cash inflows	14,460.3	4,226.4	18,686.7
Future production costs	(2,378.2)	(1,167.9)	(3,546.1)
Future development costs	(1,237.6)	(104.8)	(1,342.4)
Future income taxes	(3,294.9)	(1,198.3)	(4,493.2)

Undiscounted future net cash flows	7,549.60	1,755.4	9,305.0
10% annual discount for timing of estimated cash flows	(4,580.1)	(614.1)	(5,194.2)

Standardised measure of discounted future net cash flows	2,969.5	1,141.3	4,110.8

Year ended 30 June 2008
Future cash inflows	16,223.2	6,110.3	22,333.5
Future production costs	(2,483.3)	(1,208.2)	(3,691.5)
Future development costs	(1,525.9)	(341.1)	(1,867.0)
Future income taxes	(3,815.2)	(1,893.1)	(5,708.3)

Undiscounted future net cash flows	8,398.8	2,667.9	11,066.7
10% annual discount for timing of estimated cash flows	(4,783.3)	(579.0)	(5,362.3)

Standardised measure of discounted future net cash flows	3,615.5	2,088.9	5,704.4

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

 TABLE 6—CHANGES IN THE STANDARDISED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS

	Mozambique	Other areas	Total
	(Rand in millions)
Present value at 1 July 2005	3,047.3	962.0	4,009.3
Net changes for the year	517.3	97.7	615.0
Sales and transfers of oil and gas produced net of production costs	(600.3)	(464.8)	(1,065.1)
Development costs incurred	57.3	91.1	148.4
Revisions of previous quantity estimates and timing	108.2	(11.3)	96.9
Net changes in prices, net of production costs	1,404.5	464.4	1,868.9
Changes in estimated development costs	(323.8)	(82.8)	(406.6)
Change due to interest sold	(306.3)	—	(306.3)
Accretion of discount	387.9	159.6	547.5
Net change in income tax	(207.0)	(79.6)	(286.6)
Others	(3.2)	21.1	17.9

Present value at 30 June 2006	3,564.6	1,059.7	4,624.3
Net changes for the year	(595.1)	81.6	(513.5)
Sales and transfers of oil and gas produced net of production costs	(561.3)	(540.0)	(1,101.3)
Development costs incurred	255.9	149.5	405.4
Revisions of previous quantity estimates and timing	(186.5)	206.4	19.9
Net changes in prices, net of production costs	(277.2)	183.4	(93.8)
Changes in estimated development costs	(140.7)	(39.2)	(179.9)
Accretion of discount	458.7	177.3	636.0
Net change in income tax	(144.0)	(55.8)	(199.8)

Present value at 30 June 2007	2,969.5	1,141.3	4,110.8
Net changes for the year	646.0	947.6	1,593.6
Sales and transfers of oil and gas produced net of production costs	(1,075.6)	(1,352.9)	(2,428.5)
Development costs incurred	501.9	120.8	622.7
Revisions of previous quantity estimates and timing	(844.9)	193.2	(651.7)
Net changes in prices, net of production costs	2,498.9	2,783.0	5,281.9
Changes in estimated development costs	(435.1)	(324.1)	(759.2)
Accretion of discount	415.2	191.1	606.3
Net change in income tax	(414.4)	(663.5)	(1,077.9)

Present value at 30 June 2008	3,615.5	2,088.9	5,704.4

ITEM 19.    EXHIBITS

1.1	Memorandum of association of Sasol Limited*
1.2	Articles of association of Sasol Limited*
4.1	Management Share Incentive Scheme*
4.2	The Deed of Trust for the Sasol Inzalo Management Trust
4.3	The Deed of Trust for the Sasol Inzalo Employee Scheme
8.1	List of subsidiaries
12.1	Certification of Lawrence Patrick Adrian Davies, chief executive of Sasol Limited pursuant of Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Kandimathie Christine Ramon chief financial officer of Sasol Limited pursuant of Section 302 of the Sarbanes-Oxley Act of 2002
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

SASOL LIMITED
	By:	/s/ KANDIMATHIE CHRISTINE RAMON Kandimathie Christine Ramon Chief Financial officer
Date: 6 October 2008

 GLOSSARY OF TERMS

Term	Description
Acetic acid	Acetic acid is a chemical compound commonly known as vinegar acid. Under normal conditions it is a clear colourless liquid, but the pure compound has a crystalline form. Acetic acid is used as an acidifying and neutralising agent in industrial applications which include use as an additive or flavouring in canned pickles, fish, meat, candy and glazes.
Acetone

Acetone is a chemical compound also known as dimethyl ketone. This chemical is a clear colourless liquid. Acetone is used in several industrial applications for the manufacture of other chemical compounds such as plastic, fibres and drugs.

Acrylates

Acrylates are chemical compounds that are salts or esters of acrylic acid also known as propenoates. Acrylates are used as monomers for the production of acrylate polymers. These acrylate polymers are in turn used in applications such as Perspex glass, superglue or in the production of disposal diapers.

Acrylic acid

Acrylic acid is a chemical compound also known as acroleic acid. This chemical is a clear colourless liquid. Acrylic acid is a building block for acrylate polymers and is used in the manufacture of plastics, molding powder for signs, construction units, decorative emblems and insignias, polymer solutions for coatings applications, emulsion polymers, paints formulations, leather finishings and paper coatings.

Aeromagnetic surveys

These surveys are used to determine discrete magnetic bodies in the near surface strata such as dolerite dykes and sills. It specifically entails the determination of the variability of the surface magnetism by trailing a detector behind an aircraft at a certain altitude above the surface.

Alcohol

The term alcohol describes a class of chemicals, of which ethanol is most widely used. Most alcohols are clear colourless liquids which are either produced through the fermentation of natural feedstocks such as sugar or synthetically from the hydration of petroleum derivatives such as ethylene and propylene. Alcohols can be used in industrial applications such as solvents and fuels or as an intermediate in the production of detergents, pharmaceuticals, plasticisers and fuels.

Alkanolamines

Alkanolamines are a group of chemical compounds which are liquids ranging from being colourless to pale yellow in appearance. Alkanolamines are derived from the reaction of ammonia and ethylene oxide. Simple alkanolamines are used as solvents, chemical precursors and high boiling bases in the form of curing agents, emulsifiers, corrosion inhibitors and detergents.

Alkylamines	Alkylamines are a group of chemical compounds derived from the reaction of ammonia and hydrocarbons. Alkylamines are predominantly used in the manufacturing of pharmaceutical drugs.
Alkylates

Alkylation is the process of transferring an alkyl group from one molecule to another. The molecule to which the alkyl group has been transferred to and which is a product of this reaction is then referred to as an alkylate. An example of such a reaction is the production of linear alkyl benzene (LAB), which is the reaction of an olefin with benzene.

Alpha olefin

An alpha olefin is an olefin or an alkene with a double bond located on the primary or alpha position of the carbon chain or between the 1st and 2nd carbon atom. An alpha olefin can be linear or branched. Examples of alpha olefins are chemical compounds such as 1-pentene, 1-hexene and 1-octene manufactured by Sasol Solvents in Secunda. These chemical compounds are mainly used for industrial applications such as organic synthesis, manufacturing of plasticisers and surfactants, blending agents for high octane fuels and pesticide formulations.

Ammonia

Ammonia is a chemical compound comprised of nitrogen and hydrogen. It is normally encountered in the form of a colourless gas. Ammonia is used as a disinfectant, refrigerant or for the production of fertilisers, explosives and nitrogen-containing acids such as nitric acids.

Ammonium nitrate solutions

Ammonium nitrate solutions are solutions of water in which ammonium nitrate salt has been dissolved. Ammonium nitrate solutions are used as a nitrogen source in fertilisers and as an oxidising medium in commercial explosives.

Baseload

Baseload is the continuous, recurrent volume of pipeline gas provided to a market through a gas pipeline network. It is used to determine the economic viability of the particular gas pipeline project, including the ability to obtain and repay financing for the project.

Beneficiation	Beneficiation is the process of adding value to lower-value raw materials by further processing it to manufacture valuable products.

Borehole density	Borehole density is the ratio of the surface area divided by the number of boreholes.
Brownfields development

The expansion of an existing mine working into adjacent reserve areas that are situated next to the existing mine boundaries. It is contrast with greenfields development, where the development is not done via an existing working mine.

Butadiene

Butadiene is a chemical compound which is considered to be a simple conjugated diene. Usually the term butadiene refers to the chemical compound 1,3-butadiene. 1,3-Butadiene is normally encountered in the form of a colourless gas. It is predominantly used for the production of synthetic rubber, plastics and resins.

Butane

Butane is a colourless gas obtained from raw natural gas, liquefied petroleum gas or the processing of petroleum streams. Both isomers of butane are used as components of aerosol propellants and as fuel sources. n-Butane is used as a chemical feedstock for special chemicals in the solvent, rubber, and plastics industries. Isobutane is used as a raw material for petrochemicals, an industrial carrier gas, and in the chemical industry for the production of propylene glycols, oxides, polyurethane foams, and resins.

Butene

Butene is a colourless gas also known as butylene obtained from the processing of petroleum streams. It is used for the production of a wide variety of chemicals including gasoline, high-octane gasoline components, rubber processing and as co-monomer in the production of polyethylene.

Butyl acrylate

Butyl acrylate is a chemical compound also known as an acrylic acid butyl ester. It is a clear colourless liquid in appearance. Butyl acrylate is used in organic synthesis and for the manufacturing of polymers, copolymers for solvent coatings, adhesives, paints, binders, and emulsifiers.

Butyl glycol ethers

Butyl glycol ether (BGE) is high performing ethylene glycol ether solvent and is encountered as a colourless syrupy liquid. It is used as a monomer for unsaturated polyester resins and polyester polyols for polyurethane. It is also used in the production of triethylene, glycol, textile agents, plasticisers, surfactants, extraction solvents and for natural gas dehydration. BGE can be used in both solvent and water based systems and is currently one of the best available coupling agents and active solvents for water based coatings.

Calcium chloride

Calcium chloride is an inorganic salt and is mostly encountered in the form of a colourless liquid solution. It has a wide range of applications including use for dust control, moisture absorption and is an accelerator in the drying and setting of concretes.

Carbide

Carbide is a compound of carbon and a metallic or semi-metallic element (e.g., calcium, silicon, aluminum, boron). It is mostly encountered as a solid with a crystal structure. Carbides are mostly used in the production of acetylene, carbide lamps and in the making of steel.

Carbonaceous mudstone interburden	A carbonaceous mudstone interburden is a clay sized sedimentary material that is encountered between discrete correlateable coal seams.
Carbonaceous mudstone to siltstone parting

A carbonaceous mudstone to siltstone parting is when a material that may be present within a coal seam is deposited by varying velocities of water leading to stagnant conditions for carbonaceous mudstone to slowly move the siltstone.

Carbon dioxide

Carbon dioxide is a gas released as a result of the complete combustion of carbon-containing compounds. It is used in the production of carbonates, carbonation of beverages, to provide inert atmospheres for fire extinguishers and if pressurised forms dry ice (in solid form).

Catalyst	A catalyst is a material that increases the rate of a chemical reaction without being consumed in the reaction, although it may be physically changed or even destroyed in the process.
Caustic soda	Refer to Sodium hydroxide solution.
Ceramic

Ceramic is a hard inorganic non-metallic material formed by the action of heat. Due to it being a durable material with high resistance to chemical corrosion and heat, it is used in a broad range of applications such as knives, protective layering, ball bearings and dental and orthopedic implants.

Chemical reaction	A chemical reaction is the process of forming new chemical compounds from one or more reactants through the rearrangement of atoms that makes or breaks chemical bonds.

Chlorine

Chlorine is a greenish to yellow gas which when dissolved in water is encountered as an inorganic liquid. It is used in several household applications as a disinfectant (e.g. swimming pools) and bleaching agent. Its industrial applications include the manufacturing of several chlorinated compounds, bleaching of wood and paper pulp, the production of polyvinyl chloride (PVC polymer) and in water purification plants.

Coal fine	Fine coal is classified as the size fraction of coal that can pass through a screen with an aperture of 6.3 mm.
Coal pile	A coal pile is individual bands or laminations of different types of coal within an individual coal seam that can be correlated horizontally for a finite distance.
Coal reserves

Coal reserves is that part of the coal deposit which, after appropriate assessments, is considered to be economically mineable, at the time of the reserve determination. It is inclusive of diluting and contaminating materials and allows for losses that can occur when the material is mined.

Cobalt

Cobalt is a silver-gray ferromagnetic metal found in various ores. It is used for metal alloys, magnets, as a drying agent for paints, varnishes and inks and as a catalyst for petroleum and chemical industries.

Coke

Coke is a carbonaceous black solid hydrocarbon material comprised nearly of pure carbon. It is residual substance resulting from the removal of the volatiles and most of the non-combustibles from coal. It can either be used as a fuel or in the case of calcined coke for the manufacture of anodes for the aluminum, steel and titanium smelting industry.

Commissioning

Commissioning is the period during which a newly constructed or modified production facility is de-bugged, tested and "switched-on" after which the facility is formally declared commercially production ready.

Co-monomer

A co-monomer is a chemical compound added in smaller quantities to the base monomer in the production of polymers (see Polymer). The presence of a co-monomer in the polymer (e.g. automobile trim, plastic bag, water pipes) convey enhanced performance (appearance, flexibility, impact strength) attributes to the polymer. Examples of co-monomers are: butene, hexene, octene and butyl acrylate.

Condensate	Condensate is a hydrocarbon liquid produced when a hydrocarbon gas is condensed to a liquid.
Continuous miner	A continuous miner is a remote-controlled vehicle used in an underground coal mine to cut and remove coal from the coalface with the aid of a spiked, rotating cutting drum.

Co-polymer	A co-polymer is a polymer derived from two or more dissimilar monomers. It is also known as a heteropolymer.
Corrosion	Corrosion is the process of slow destruction of metal material because of chemical reactions; for example, iron or steel can rust away through their reaction with oxygen contained in air or water.
Cracker

A cracker is a form of reactor technology that is used to partially decompose high molecular weight organic compounds to lighter low boiling organic compounds by using elevated temperatures to induce carbon-carbon bond cleavage.

Cresol

Cresol is an aromatic organic compound obtained from the scrubbing and distillation of coal tar acids and is also known as cresylic acid. The liquid ranges from colourless to yellow, brown, or pink in appearance. Cresol is primarily used in household applications as disinfectants, deodorisers and for sterilising instruments, dishes, utensils, and other inanimate objects.

Cresylics

A commercial blend of phenolic (ring shaped) molecules with hydroxyl groups (consisting of an oxygen and hydrogen atom) attached to it. Normally produced from coal tars when coal is gasified. Used in a wide range of applications such as resins, gasoline additive, coatings for magnet wire for small electric motors and disinfectants.

Cyanide

Cyanide is a generic term for any chemical compound that contains the cyanide functional group. Chemical compounds such as calcium and sodium cyanide are normally in the form of a white solid. It is however used in the form of a liquid, which is a solution with water, as a mining reagent in the gold mining industry to extract gold from its ore.

Cyclone	A cyclone is a separation device used in chemical facilities to separate material based on their densities. This device is also used to separate course and fine particles from each other.
Derivatisation

Derivatisation refers to the process of changing the nature of a chemical compound by reaction with a second chemical to replace one atom with another atom or a group of atoms. An example of this process is when an alcohol such as ethanol is reacted with acetic acid and ethyl acetate is produced.

Devolatilisation	The effect of heating coal resulting in the coal losing some of the volatile matter content contained within the coal.

Directional drilling	Drilling of a continually steered drill hole from the surface into the selected coal seam, in a predetermined direction and at a predetermined elevation. It is also described as non-vertical drilling.
Distillation

Distillation is a process whereby liquid mixtures of chemical compounds are separated based on the different volatilities of the compounds under conditions of controlled heating and pressure to maintain a boiling liquid mixture. Each chemical compound in the mixture has a unique boiling point enabling separation.

Dolerite dykes and sills

Dolerite dykes and sills are the igneous intrusions in the strata related to the emplacement of the basaltic lavas of the Lesotho Basalt Formation during the break up of the Gondwanaland super continent about 145 million years ago.

Ethanol

Ethanol is a chemical compound also known as ethyl alcohol, grain alcohol or drinking alcohol. It is a clear colourless liquid. Ethanol is used in alcoholic beverages in suitable dilutions. Industrial uses of ethanol include the use as a solvent in laboratory and industry, the manufacture of denatured alcohol, pharmaceuticals (rubbing compounds, lotions, tonics, colognes), in perfumery, in organic synthesis and as an octane booster in gasoline. Ethanol can also be used in higher concentrations in alternative fuel vehicles optimised for its use.

Ethoxylates

Ethoxylates are chemical compounds commonly described as surfactants which are derived from the reaction of ethylene oxide with alcohols or fatty acids. Surfactants are more soluble in water and are used in foaming agents for products such as shampoos and tooth pastes as well as components for detergent formulations. Refer to Surfactants.

Ethyl acetate

Ethyl acetate is a chemical compound more commonly known as an ester. It is normally encountered as a clear colourless liquid. Ethyl acetate is used as a solvent in the production of adhesives, fingernail polishes; an extraction solvent in the production of pharmaceuticals and foods; a carrier solvent for herbicides and a component of lacquer thinner.

Ethyl acrylate

Ethyl acrylate is a chemical compound also known as acrylic acid ethyl ester. It is a clear colourless liquid. Ethyl acrylate is used in the manufacture of acrylic emulsion polymers, in latex paints and textiles. It is also used in emulsion polymers for paper coating, as additives in floor polishes, sealants, shoe polishes, in base coatings and for surface impregnation of leather in adhesives.

Ethylene

Ethylene is a chemical compound also known as the simplest olefin. It is normally encountered as a colourless gas. Ethylene is used for the production of a range of chemical compounds such as ethylene oxide, ethylene dichloride and polymers including polyethylene and polyvinyl chloride.

Fraction

A fraction is a specific quantity of chemical compounds collected from a mixture of chemical compounds through a separation process such as distillation. In the petrochemical industry a specific "range" of hydrocarbons in a mixture separated based on the physical and chemical properties is called a fraction of the mixture.

Front-end engineering design	Front-end engineering design (FEED) is process of conceptualising and initiating the design of a plant.
Gasification

Gasification is the process where coal is converted, through its reaction with oxygen and steam at temperatures of above 850[o]C to carbon monoxide and hydrogen. The produced gas mixture is referred to as syngas.

Glacial acrylic acid

Refer to Acrylic acid. Acrylic acid is available in two grades, namely technical and glacial grade. The glacial grade is a purer form and typically contains a concentration of 98% acrylic acid and a maximum concentration of 0.5% of water whereas the technical grade contains a concentration of 94% of acrylic acid.

Hexene

Hexene is a chemical compound also known as hexylene. It is normally encountered as a colourless liquid. Hexene is used in the synthesis of flavors, perfumes, dyes, resins and as a polymer modifier. The most common use of hexene is as a co-monomer in the production of polyethylene.

Homopolymer	A homopolymer is a polymer made from similar monomer units. It is the opposite of a copolymer.
Horizontal drilling

Horizontal drilling is the drilling of a horizontally orientated drill hole into the coal seam from the mine workings underground. These drill holes are used to determine the presence of gas accumulations and displacement of the coal seam.

Hydrocarbon	A hydrocarbon is an organic compound entirely comprised of a carbon skeleton to which hydrogen is bonded.

Hydrochloric acid

Hydrochloric acid is an aqueous solution of the chemical compound hydrogen chloride. It is a colourless or slightly yellow fuming liquid. Hydrochloric acid is a strong acid and is used in metal cleaning operations, chemical manufacturing, petroleum activation, and in the production of food and synthetic rubber.

Igneous rocks	Igneous rocks are rocks produced by volcanic or magmatic action.
Impact co-polymers	Impact co-polymers are a particular form of co-polymer that by chemical and mechanical design is able to resist impact, e.g. automotive components.
Isomerisation

Isomerisation is the process where one chemical compound is transformed into the same chemical compound but where the atoms are rearranged. These chemical compounds are then called isomers of each other and might have different chemical and physical properties.

Ketones

Ketones are organic chemical compounds characterised by the presence of a carbonyl group bound to other carbon atoms. Ketones are often used in perfumes and paints to stabilise the other ingredients so that they don't degrade as quickly over time. Other industrial applications include its use as a solvent in the chemical industry.

Krypton	Krypton is a colourless, odourless, tasteless noble gas found in trace amounts in the earth's atmosphere. Krypton is used in fluorescent lamps and laser technologies.
Limestone	Limestone is a sedimentary rock composed mostly of calcium (the shell remains of marine animals), carbon and oxygen. One of its industrial uses is as an agricultural fertiliser.
Methane

Methane is a chemical compound more commonly known as marsh gas. Methane is a colourless gas and when refrigerated it is known as liquefied natural gas. It is the principal component of natural gas and is therefore a feedstock for the Sasol gas-to-liquids process. Methane can also be used for the manufacture of a wide range of chemical compounds such as methanol and ammonia and is also used as fuel.

Methylamine

Methylamine is a chemical compound which is derived from methanol and ammonia. It is a colourless gas with a strong ammonia smell. Methylamine is used as an intermediate for the synthesis of accelerators, dyes, pharmaceuticals, insecticides, surface active agents, tanning, dyeing of acetate textiles, a fuel additive, polymerisation inhibitor, component of paint removers, solvent, in photographic development and rocket propellant.

Methyl ethyl ketone (MEK)	Methyl ethyl ketone is a chemical compound also known as butanone and MEK. It is a colourless liquid. MEK is mostly used in paints and other coatings.
Methyl isobutyl ketone (MIBK)

Methyl isobutyl ketone is a chemical compound also known as MIBK. MIBK is a colourless liquid with a pleasant odour. It is used as a solvent in paints, resins, nitrocellulose, dyes, varnishes and lacquers.

Monomer	A monomer is a chemical compound capable of chemically bonding to other monomers or itself to form long chain polymers (plastics) or synthetic resins.
Nameplate capacity	Nameplate capacity is the product output of a plant under conditions optimised for maximum quantity for the production facility
Naphtha

Naphtha is a petroleum-based chemical compound also known as petroleum ether. It is a colourless liquid. Naphtha is primarily used a feedstock for gasoline production. It is also used in the production of petrochemical products such as olefins and aromatic compounds and other downstream chemical products.

n-Butanol	n-Butanol is a chemical compound also known as butyl alcohol. It is typically encountered as a colourless liquid. n-Butanol is primarily used as a solvent for paints.
Nitric acid

Nitric acid is chemical compound more commonly known as aqua fortis or spirit of nitre. It is a strong acidic colourless to yellow liquid. Nitric acid is used for the manufacture of inorganic and organic nitrates, nitro compounds for fertilisers, as dye intermediates in the manufacture of explosives and for many different organic chemicals.

Noble gas

Noble gas is a family of gases that are the elements in Group 18 of the periodic table. It is non-metallic chemically very stable and gaseous under standard conditions. The noble gases are Helium, Neon, Argon, Krypton, Xenon, Radon and Ununoctium.

Octene

Octene is a chemical compound also known as octylene. It is a clear colourless liquid. Octene is used as a co-monomer in the production of high density polyethylene and linear low density polyethylene.

Olefins	Olefins are organic chemical compounds with varying carbon chain lengths characterised by a least one double bond between two carbon atoms.
Oligomerise

Oligomerisation is the process of converting monomers (double bond hydrocarbon molecules) to a polymer with a finite number of monomer units, therefore oligomers are described as short chained polymers.

Organic peroxides	Organic peroxides are organic chemical compounds containing the peroxide functional group. They are highly reactive agents and are used as catalysts.
Oxygenates

Oxygenates are organic chemical compounds containing one or two oxygen atoms in their structure. They include chemical compounds such as ketones, alcohols, phenols, esters and aldehydes. Oxygenates are usually employed as gasoline additives to reduce carbon monoxide that is created during the burning of fuel.

Paraffin

A paraffin is a straight or branched saturated hydrocarbon chain containing only carbon and hydrogen atoms (alkane hydrocarbons) with its physical form varying from gases to waxy solids as the length of the chain increases.

Paraffin waxes

Paraffin waxes are white, translucent solids consisting of hydrocarbons of high molecular weight and are derived from crude wax. They can be used as is or as blends with additives for specific applications, such as candles, adhesives, polishes and cosmetics.

Pentene

Pentene is a chemical compound also known as pentylene. It is normally encountered as a colourless liquid. Pentene is used in organic synthesis, as a blending agent for high octane motor fuel, pesticide formulations and as co-monomer in polypropylene production.

Perchloroethylene

Perchloroethylene is a chemical compound also known as tetrachloroethylene. It is a colourless liquid. It is used in the textile industry for dry-cleaning; for processing and finishing, in both cold cleaning and vapour degreasing of metals.

Phenol

Phenol is a chemical compound commonly known as carbolic acid. It is a colourless to white crystalline solid. Phenol is used as a general disinfectant, either in solution or mixed with slaked lime for e.g. toilets, stables, cesspools, floors, drains, etc.

Phosphoric acid

Phosphoric acid is an inorganic chemical compound and is also known as orthophosphoric acid. It is either encountered in unstable orthorhombic crystals or a clear syrupy liquid. Phosphoric acid is used in the manufacture of superphosphates for fertilisers, other phosphate salts, polyphosphates and detergents.

Petrol

Petrol can also be described as petroleum or gasoline. Petrol is a petroleum-derived liquid aliphatic hydrocarbon mixture with an increased octane rating due to the addition of octane enhancers to the mixture. It is primarily used as fuel in internal combustion engines.

Phosphate

Phosphate is an inorganic chemical compound also known as the salt of phosphoric acid. It is a white solid in powder or granular form. Phosphate is used in the commercial market in agricultural and industrial sectors, e.g. fertilisers, livestock supplements, paper and water treatment.

Plasticisers

Plasticisers are chemical additives used as processing aids to facilitate the production of polyvinyl chloride, resins and polymers influencing the physical properties in terms of the plasticity and fluidity of the products.

Ply	Ply is the lateral continuity of a similar type of coal within a coal seam, as opposed to the vertical continuity of a particular type of coal.
Polyethylene

Polyethylene is a polymer consisting of a long chain of ethylene molecules and is also known as polythene. It is typically encountered in a translucent solid crystalline form. It is used in a broad range of applications such as wire and cable coatings, pipe and molded fittings and packaging in especially the food industry.

Polymer	A polymer is a large molecule (macromolecule) composed of repeating structural units (monomers) connected by covalent chemical bonds.
Polymerise	Polymerisation is the process of reacting monomer units to form larger molecules where the monomer units are covalently bonded.
Polypropylene

Polypropylene is a polymer consisting of a long chain of repeating propylene molecules. It is typically encountered as a translucent solid. Polypropylene is commonly used for packaging, molded parts for vehicles and appliances.

Polystyrene	Polystyrene is a polymer made from styrene. It is a colourless hard plastic. It is commonly used in applications like packaging, disposables, toys, construction and house wares.
Polythene	Refer to polyethylene.
Polyvinyl chloride

Polyvinyl chloride is a polymer consisting of a long chain of repeating vinyl chloride molecules and is commonly known as PVC. It is typically encountered as a white solid. It is commonly used for piping and other applications such as the production of gutters or building materials, toys and garden hoses.

Potassium	Potassium is a soft silvery white alkali metal that occurs naturally in the environment. It is used as a laboratory reagent and as a component of fertilisers.
Prills	A prill is a small piece of material in a solid form, typically a dry sphere, which is formed from a melted liquid.

Proved developed oil and gas reserves	Reserves which can be expected to be recovered through existing wells with existing equipment and operating methods.
Proved undeveloped oil and gas reserves	Reserves which are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.
Probable Coal Reserves

Reserves for which quantity and grade and/or quality are computed from information similar to that used for proven (measured) reserves, but the sites for inspection, sampling, and measurement are further apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven (measured) reserves, is high enough to assume continuity between points of observation.

Propylene

Propylene is a chemical compound which is also known as propene. It is commonly encountered as a colourless gas. Propylene is used for the production of polypropylene and is used as a chemical intermediate in the manufacture of several chemical compounds such as acetone, isopropylbenzene, isopropanol, isopropyl halides, propylene oxide, acrylonitrile.

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

Reactor	A reactor is an industrial unit to provide the physical conditions required for specific chemical reactions to take place.
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

Reclaimers	A reclaimer is a large automated machine that consists of a rotating drum which picks up coal laid out on a pad in an orderly fashion and places that coal on a conveyor belt.

Recordable case rate

The recordable case rate (RCR) is the standard international measure for reporting work-related injuries and illnesses and other safety incidents resulting in injury. The RCR is the number of fatalities, lost workdays, restricted work cases, transfer to another job cases and medical treatments beyond first-aid cases for every 200,000 employee hours worked.

Reform

Reforming is the process of rearranging the composition of hydrocarbon gases or low octane petroleum fractions by heat and pressure, often in the presence of a catalyst. Steam reforming of natural gas is an important method of producing hydrogen.

Room and pillar mining	Room and pillar mining is a mining method used in flat lying shallow mineral deposits where a number of roads are developed leaving pillars to hold up the roof.
Slurry	Slurry is a liquid substance containing solid particles.
Sodium cyanide solution	Refer to Cyanide.
Sodium hydroxide solution

Sodium hydroxide is a chemical compound more commonly known as caustic soda. It is a white solid compound under normal conditions in the form of flakes, beads or granules. Sodium hydroxide solution (as sold) is usually 50% concentration solution of sodium hydroxide in water.

Solvent	A solvent is a liquid or gaseous substance capable of dissolving another substance to form a solution at the molecular or ionic level.
Stackers	Stackers are large automated machines that stack coal from a conveyor belt on to a flat pad in an orderly fashion. They consist of an inclined conveyor and swinging boom.
Styrene

Styrene is a chemical compound also known as vinyl benzene. It is a colourless to a yellowish oily liquid. Styrene is used in the manufacture of plastics especially polystyrene, synthetic rubber and insulators.

Splitter column	A splitter column is used in the distillation process to separate a mixture of liquids into different boiling fractions.
Sulphur

Sulphur is a non-metal inorganic chemical compound and is more commonly known as brimstone. It is a pale yellow crystalline solid usually encountered in powder form. Sulphur is commonly used in making gunpowder, matches and sulphuric acid.

Sulphuric acid

Sulphuric acid is an inorganic chemical compound commonly known as battery acid. It is a colourless to brownish oily acidic liquid. Sulphuric acid is used as a leaching agent in mineral or ore processing. It is also used for fertiliser manufacturing, oil refining, wastewater processing and chemical synthesis.

Surfactants

Surfactants are chemical compounds that reduces surface tension of a liquid when dissolved in water. A surfactant facilitates the solution of otherwise immiscible components for e.g. oil and water. It is also called surface active agents.

Synfuels

Synfuels are a family of fuels that have comparable or better properties than that of crude oil derived fuels but which are derived via one of several potential synthesis routes using alternative feedstock such as coal or petroleum coke. Two examples of synfuel type technologies are indirect and direct liquefaction of coal.

Train	A train is a sequence of processing units each performing a different function in the process to produce the final product.
Trimerisation	Trimerisation is chemical process of reacting three similar chemical compounds to form one chemical compound such as the trimerisation of ethylene to form 1-hexene.
Urea

Urea is a chemical compound also known as carbamide. It is encountered a white crystalline powder. Urea is used in animal feed, plastics, as a chemical intermediate, a stabiliser in explosives and in medicine (diuretic).

Units of measures	m	metre
	km	kilometres
	mm	millimetre
	km2	square kilometre
	m2	square metre
	m3	cubic metre
	kg	kilogram
	t	tons or tones
	kt	kilotons
	Mt	million tons
	tpa	tons per annum
	ktpa	kilotons per annum
	Mtpa	million tons per annum
	b	barrels
	bpd	barrels per day
	cf	cubic feet
	mg/m3	milligrams per cubic meter
	ppm	parts per million
	GJ	gigajoules
	MGJ/a	million gigajoules per annum
	bcf	billion cubic feet
Vertical diamond drilling

Vertical diamond drilling is the process of drilling a drill hole using a diamond impregnated drill bit to acquire drill core for the entire length of the drill hole. Therefore a continuous sample of the rock mass is obtained over the mineral bearing strata.

Xenon	Xenon is a colourless, heavy, odorless gas found in trace amounts in the earth's atmosphere. Xenon is used for lamps, flat panel plasma television and computer screens.
Zeolite	A chemical substance consisting of silica and aluminum extensively used as a water-softener and a detergent component.

        Locality plan of Sasol mines and plants in southern Africa

        LOCALITY PLAN 3

Sasol Petroleum International Areas of Focus in Africa

Nigeria
249
214
OPL
247
JDZ
Cameroon
Block L
Principe
Equatorial Guinea
Atlantic Ocean
Sao Tome
Gabon
Sahara
Atlantic Ocean
Indian Ocean
Gabon
Atlantic Ocean
Etame Marin
Dussafu Marin
Congo
R.S.A
Block 3A/4A
Atlantic Ocean
BEIRA
PANDE / TEMANE
BLOCK 16/19
SOUTH AFRICA
MOZAMBIQUE
MAPUTO
SWAZI LAND
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
  ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
PART II
  ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
  ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
  ITEM 15. CONTROLS AND PROCEDURES
  ITEM 16.
  Item 16A. Audit committee financial expert
  Item 16B. Code of ethics
  Item 16C. Principal accountant fees and services
  Item 16D. Exemptions from the listing standards for audit committees
  Item 16E. Purchases of equity securities by the issuer and affiliated purchasers
PART III
  ITEM 17. FINANCIAL STATEMENTS
  ITEM 18. FINANCIAL STATEMENTS
Report of Independent Registered Public Accounting Firm
Sasol Limited Group Statement of Financial Position at 30 June
Sasol Limited Group Income Statement for the year ended 30 June
Sasol Limited Group Statement of Comprehensive Income for the year ended 30 June
Sasol Limited Group Statement of Changes in Equity for the year ended 30 June
Sasol Limited Group Statement of Cash Flows for the year ended 30 June
Sasol Limited Group Notes to the Financial Statements
SUPPLEMENTAL OIL AND GAS INFORMATION (Unaudited)
TABLE 1—COSTS INCURRED IN OIL AND GAS PROPERTY ACQUISITION, EXPLORATION, AND DEVELOPMENT ACTIVITIES
TABLE 2—CAPITALISED COSTS RELATING TO OIL AND GAS PRODUCING ACTIVITIES
TABLE 3—RESULTS OF OPERATIONS FOR OIL AND GAS PRODUCING ACTIVITIES
TABLE 4—PROVED RESERVE QUANTITY INFORMATION
NOTES & DEFINITIONS
TABLE 5—STANDARDISED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS
TABLE 6—CHANGES IN THE STANDARDISED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS
  ITEM 19. EXHIBITS
SIGNATURES
GLOSSARY OF TERMS