Form 20-F
period 2009-06-30
SASOL LTD
filed 2009-10-09
CIK 314590

Use these links to rapidly review the document

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

As filed with the Securities and Exchange Commission on 9 October 2009

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934—for the year ended 30 June 2009
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

593 991 762 ordinary shares of no par value

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

        We are incorporated in the Republic of South Africa as a public company under South African Company law. Our consolidated financial statements included in our corporate filings in South Africa were prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB) for the financial years ended 30 June 2005, 2006, 2007, 2008 and 2009.

        For purposes of this annual report on Form 20-F, we have prepared our consolidated financial statements in accordance with IFRS. Our consolidated financial statements for each of the financial years ended 30 June 2005, 2006, 2007, 2008 and 2009 have been audited.

        As used in this Form 20-F:

    •
    "rand" or "R" means the currency of the Republic of South Africa;

    •
    "US dollars", "dollars", "US$" or "$" means the currency of the United States;

    •
    "euro", "EUR" or "€" means the common currency of the member states of the European Monetary Union;

    •
    "GBP" means British Pound Sterling, the currency of the United Kingdom;

    •
    "JPY" means Japanese Yen, the currency of Japan;

    •
    "RMB" means Renminbi, the currency of China; and

    •
    "AUD" means Australian dollar, the currency of Australia.

        We present our financial information in rand, which is our reporting currency. Solely for your convenience, this Form 20-F contains translations of certain rand amounts into US dollars at specified rates. These rand amounts do not represent actual US dollar amounts, nor could they necessarily have been converted into US dollars at the rates indicated. Unless otherwise indicated, rand amounts have been translated into US dollars at the rate of R7,52 per US dollar, which was the closing rate for customs purposes of the rand as reported by Thomson Reuters on 30 September 2009.

        All references in this Form 20-F to "years" refer to the financial years ended on 30 June. Any reference to a calendar year is prefaced by the word "calendar".

        Besides applying barrels (b) and cubic feet (cf) for reporting oil and gas reserves and production, Sasol applies the Système International (SI) metric measures for all global operations. A ton or tonne denotes one metric ton equivalent to 1 000 kilograms (kg). Sasol's reference to metric tons should not be confused with an imperial ton equivalent to 2 240 pounds (or about 1 016 kg). Barrels per day, or bpd, is used to refer to our oil and gas production.

        In addition, in line with a particular South African distinction under the auspices of the South African Bureau of Standards (SABS), all Sasol global reporting emanating from South Africa uses the decimal comma (e.g. 3,5) instead of the more familiar decimal point (e.g. 3.5) used in the UK, USA and elsewhere. Similarly, a hard space is used to distinguish thousands in numeric figures (e.g. 2 500) instead of a comma (e.g. 2,500).

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

        All references in this Form 20-F to "South Africa" and "the government" are to the Republic of South Africa and its government. All references to the "JSE" are to the JSE Limited, the securities exchange of our primary listing. All references to "SARB" refer to the South African Reserve Bank. All references to "PPI" and "CPI" refer to the Producer Price Index and Consumer Price Index, respectively, which are a measure of inflation in South Africa. All references to "GTL" and "CTL" refer to our gas-to-liquids and coal-to-liquids processes, respectively.

        Certain industry terms used in this Form 20-F are defined in the Glossary of Terms.

        Unless otherwise stated, presentation of financial information in this annual report on Form 20-F will be in terms of IFRS. Our discussion of business segment results follows the basis used by the Group Executive Committee (GEC) (the company's chief operating decision maker) for segmental financial decisions, resource allocation and performance assessment, which forms the accounting basis for segmental reporting, that is disclosed to the investing and reporting public.

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

  •
  statements regarding future competition, volume growth and changes in market share in the South African and international industries and markets for our products;

  •
  statements regarding our existing or anticipated investments (including the gas-to-liquid (GTL) projects in Uzbekistan, Qatar and Nigeria, Iran, the potential development of coal-to-liquid (CTL) projects in China, India and South Africa, and other investments), acquisitions of new businesses or the disposition of existing businesses;

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

  •
  statements regarding total shareholder return;

  •
  statements regarding cost reduction targets and initiatives;

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

  •
  the continuation of substantial growth in significant developing markets, such as China and India;

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

 ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM 3.    KEY INFORMATION

3.A    Selected financial data

        The following information should be read in conjunction with "Item 5—Operating and Financial Review and Prospects" and the consolidated financial statements, the accompanying notes and other financial information included elsewhere in this annual report on Form 20-F.

        The financial data set forth below for the years ended as at 30 June 2009 and 2008 and for each of the years in the three-year period ended 30 June 2009 have been derived from our audited consolidated financial statements included in Item 18 of this annual report on Form 20-F.

        Financial data at 30 June 2007, 2006 and 2005 have been derived from the group's previously published audited consolidated financial statements not included in this document.

        The financial data at 30 June 2009 and 2008 and for each of the years in the three-year period ended 30 June 2009 should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements.

        The audited consolidated financial statements from which the selected consolidated financial data set forth below have been derived were prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

	Year ended
	30 June 2005	30 June 2006	30 June 2007	30 June 2008	30 June 2009	30 June(1) 2009
	(Rand in millions)					(US$ in millions)
	(except per share information and weighted average shares in issue)
Income Statement data:
Turnover	69 239	82 395	98 127	129 943	137 836	18 329
Operating profit	14 386	17 212	25 621	33 816	24 666	3 280
Profit attributable to owners of Sasol Limited	9 449	10 406	17 030	22 417	13 648	1 815
Statement of Financial Position data:
Total assets	88 178	103 158	119 065	140 112	145 838	19 393
Total equity	44 006	52 984	63 269	78 995	86 217	11 465
Share capital	3 203	3 634	3 628	20 176	27 025	3 594
Per share information (Rand and US$):
Basic earnings per share	15,39	16,78	27,35	37,30	22,90	3,05
Diluted earnings per share	15,22	16,51	27,02	36,78	22,80	3,03
Dividends per share(2)	5,40	7,10	9,00	13,00	8,50	1,13
Weighted average shares in issue (in millions):
Average shares outstanding—basic	613,8	620,0	622,6	601,0	596,1	596,1
Average shares outstanding—diluted	620,9	630,2	630,3	609,5	614,0	614,0

(1)
Translations into US dollars in this table are for convenience only and are computed at the closing rate of Thomson Reuters on 30 September 2009 of R7,52 per US dollar. You should not view such translations as a representation that such amounts represent actual US dollar amounts.

(2)
Includes the final dividend which was declared subsequent to the reporting date and is presented for information purposes only. No provision for this final dividend has been recognised.

Exchange rate information

        The following table sets forth certain information with respect to the rand/US dollar exchange rate for the years shown:

Rand per US dollar for the year ended 30 June or the respective month	Average(1)	High	Low
2005(2)	6,21	6,92	5,62
2006(2)	6,41	7,43	5,99
2007(2)	7,20	7,88	6,74
2008(2)	7,30	8,25	6,43
2009(3)	9,04	11,88	7,17
2010(4)	7,80	8,28	7,32
April 2009	8,96	9,62	8,42
May 2009	8,35	8,80	7,89
June 2009	8,03	8,29	7,67
July 2009	7,95	8,36	7,61
August 2009	7,93	8,16	7,75
September 2009(4)	7,51	7,91	7,32

(1)
The average exchange rates for each full year are calculated using the average exchange rate on the last day of each month during the period. The average exchange rate for each month is calculated using the average of the daily exchange rates during the period.

(2)
Based on the noon buying rate as published by the Federal Reserve Bank of New York.

(3)
Based on the closing rate of Thomson Reuters.

(4)
Through 30 September 2009 based on the closing rate of Thomson Reuters.

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

        During 2009, the rand/US dollar exchange rate averaged R9,04 and fluctuated between the high of R11,88 and the low of R7,17. This compares to an average exchange rate of R7,30 during 2008 which fluctuated between the high of R8,25 and the low of R6,43. The rand exchange rate is impacted by various international and South African economic and political factors. Subsequent to 30 June 2009, the rand has on average strengthened against the US dollar and the euro.

        Although the exchange rate of the rand is primarily market-determined, its value at any time may not be an accurate reflection of its underlying value, due to the potential effect of, among other factors, exchange controls. For more information regarding exchange controls in South Africa see "Item 10.D—Exchange controls".

        We use derivative instruments to protect us against adverse movements in exchange rates on certain transactional risks in accordance with our group hedging policies. See "Item 11—Quantitative and qualitative disclosures about market risk".

Fluctuations in refining margins and crude oil, natural gas and petroleum product prices may adversely affect our business, operating results, cash flows and financial condition

        Market prices for crude oil, natural gas and petroleum products may fluctuate as they are subject to local and international supply and demand fundamentals and factors over which we have no control. Worldwide supply conditions and the price levels of crude oil may be significantly influenced by international cartels, which control the production of a significant proportion of the worldwide supply of crude oil, and by political developments, especially in the Middle East, South America and Nigeria. Other factors which may influence the aggregate demand and hence affect the markets and prices for petroleum products in regions which influence South African fuel prices through the Basic Fuel Price (BFP) price formula (used for the calculation of the refinery gate price of petroleum products in South Africa) and/or where we market these products include changes in economic conditions, the price and availability of substitute fuels, changes in product inventory, product specifications and other factors. In recent years, prices for petroleum products have fluctuated widely.

        During 2009, the dated brent crude oil price averaged US$68,14/b and fluctuated between the high of US$143,95/b and the low of US$33,73/b. This compares to an average dated brent crude oil price of US$95,51/b during 2008 which fluctuated between the high of US$139,98/b and the low of US$67,73/b.

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

Cyclicality in petrochemical product prices may adversely affect our business, operating results, cash flows and financial condition

        The demand for chemicals and especially products such as solvents, olefins, surfactants, fertilisers and polymers is cyclical. Typically, higher demand during peaks in the industry business cycles leads producers to increase their production capacity. Although peaks in the business cycle have been characterised by increased selling prices and higher operating margins, in the past such peaks have led to overcapacity with supply exceeding demand growth. Low periods during the industry business cycle are characterised by a decrease in selling prices and excess capacity, which can depress operating margins. Some areas within the chemicals industry currently show production overcapacity, which has been exacerbated by a contraction in demand for products due to the current global economic downturn. The expected capacity additions in the next few years, together with a less optimistic outlook in the medium term, could continue to put pressure on prices of chemical products. Such pressure may have a material adverse effect on our business, operating results, cash flows and financial condition.

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

        We cannot predict the effect of these or other technological changes or the development of novel processes on our business or on our ability to provide competitive products. Our ability to compete will depend on our timely and cost-effective implementation of new technological advances. It will also depend on our success in commercialising these advances in spite of competition we face by our competitors.

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

Our GTL and CTL projects may not prove sufficiently viable or as profitable as planned

        We have constructed a gas-to-liquids (GTL) plant in Qatar and are involved in constructing a GTL plant in Nigeria. In December 2008, Sasol reduced its economic interest in the Escravos GTL (EGTL) project in Nigeria from 37,5% to 10%, while still providing full technical and manpower support to the project. The 10% interest retained by Sasol has been recognised as an investment in an associate at its fair value from the effective date of the transaction.

        In addition, we are considering opportunities for further GTL and coal-to-liquids (CTL) investments in other areas of the world. The development of these projects, solely or through joint ventures or associates, is a capital-intensive process and requires us to commit significant capital expenditure and devote considerable management resources in utilising our existing experience and know-how, especially in connection with Fischer-Tropsch synthesis technologies. See "Item 4.B—Business overview—Sasol Synfuels International".

        The process used and the products developed by these projects may also give rise to patent risks in connection with the use of our GTL and CTL technologies. See below "Intellectual property risks may adversely affect our products or processes and our competitive advantage".

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

  •
  access to competitively priced feedstock;

  •
  fluctuations in interest rates;

  •
  fiscal dispensation in the countries in which we invest;

  •
  capital cost of our facilities, including material, engineering and construction costs;

  •
  operating costs, including manpower, services, supplies, utilities, etc.;

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

Increasing exposure related to investments in associates and joint venture companies may adversely affect our business, operating results, cash flows and financial condition

        We have invested in a number of associates and joint ventures as part of our strategy to expand operations globally. We are considering opportunities for further GTL and CTL investments, as well as related opportunities in chemicals, to continue our local and global expansion. The development of these projects may require investments in associates and joint ventures, most of which are aimed at facilitating entry into countries and/or sharing risk with third parties. Although the risks are shared, the objectives of associates and joint venture partners, their ability to meet their financial and/or contractual obligations and their behaviour, as well as the increasing complexity of country specific legislation and regulations, may have a material adverse effect on our business, operating results, cash flows and financial condition and constrain the achievement of our growth objectives.

There are country-specific risks relating to the countries in which we operate that could adversely affect our business, operating results, cash flows and financial condition

        Several of our subsidiaries, joint ventures and associates operate in countries and regions that are subject to significantly differing political, social, economic and market conditions. See "Item 4.B—Business Overview" for a description of the extent of our operations in the main countries and regions. Although we are a South African domiciled company and the majority of our operations are located in South Africa, we also have significant chemical businesses in Europe, the USA, the Middle East and Asia and a joint venture in a GTL facility in Qatar and a joint venture in Iran as well as an economic interest in a GTL project in Nigeria.

        Particular aspects of country-specific risks that may have a material adverse impact on our business, operating results, cash flows and financial condition include:

(a)   Political, social and economic issues

        We have invested or are in the process of investing in significant operations in African, European, North American, Asian and Middle Eastern countries that have in the past, to a greater or lesser extent, experienced political, social and economic uncertainty. Government policies, laws and regulations in countries in which we operate or plan to operate may change in the future. There is also a risk that our plants that were constructed during buoyant market conditions will have to operate in markets in which product prices may have declined, as we are currently experiencing. The impact of such changes on our ability to deliver on planned projects cannot be ascertained with any degree of certainty and such changes may therefore have an adverse effect on our operations and financial results.

(b)   Fluctuations in inflation and interest rates

        Over recent years, the South African economy has had relatively low and stable levels of inflation and steadily declining interest rates. High interest rates or inflation could adversely impact on our ability to contain costs and to ensure cost-effective debt financing in South Africa.

(c)   Transportation, water and electricity and other infrastructure

        The infrastructure in some countries in which we operate, such as rail infrastructure, electricity and water supply may need to be further upgraded and expanded and in certain instances possibly at our own cost. Water, as a resource, is becoming increasingly limited as world demand for water increases. The risk in South Africa that water may become significantly limited is exacerbated by the fact that it is one of the drier countries in the world. Water use by our operations varies widely depending largely on feedstock and technology choice. While a GTL plant is typically a net producer of water, a CTL process has a significant water requirement, driven by the need to produce hydrogen and additional cooling requirements. Although various technological advances may improve the water efficiency of our processes, we may experience limited water availability, which could have a material adverse effect on our business, operating results, cash flows, financial condition and future growth.

(d)   Disruptive industrial action

        The majority of our employees worldwide belong to trade unions. These employees comprise mainly general workers, artisans and technical operators. Disputes over wage increases have led to a general increase in industrial action in South Africa during 2009. Although we have constructive relations with our employees and their unions, we cannot assure you that significant labour disruptions will not occur in the future.

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

(f)    Human Immunodeficiency Virus (HIV)/Acquired Immune Deficiency Syndrome (AIDS)

        AIDS, and tuberculosis, which is closely associated with the disease and is exacerbated in the presence of HIV/AIDS, represents a serious health care challenge both for Sasol and South Africa in general. HIV is the virus that causes AIDS and South Africa has one of the highest HIV infection rates in the world. It has been estimated in the UNAIDS 2008 Report on the Global AIDS Epidemic that approximately 18,1% of the adult population in South Africa are HIV positive. Based on an actuarial study, which excludes the positive impact of any prevention and management intervention programme, we estimate that, while the percentage of infected employees may not rise significantly in the forthcoming years, there will be a significant increase in the number of AIDS-related fatalities, absenteeism and increase in costs associated with treatment, skills shortage and loss of productivity. See "Item 6.D—Employees".

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

        In South Africa, there are various transformation initiatives with which we are required to comply. As a leading and patriotic South African-based company, we embrace and will engender or participate in initiatives to bring about meaningful transformation to assist in correcting the imbalances and injustices of the apartheid era. We consider these initiatives to be a strategic imperative and we acknowledge the risk of not vigorously pursuing them. It is not currently known what additional costs or implications will arise for us to comply with these transformation initiatives. See "Item 4.B Empowerment of historically disadvantaged South Africans".

        We are a participant in transformation charters in the liquid fuels and mining industry, pursuant to which we have undertaken to enable previously disadvantaged South Africans to hold at least 25% equity ownership in our liquid fuels business and 26% equity ownership, by 2016, in our mining business.

        The Minister of Trade and Industry published the Codes of Good Practice for broad-based black economic empowerment (BEE) on 9 February 2007, effective from the date of publication. These Codes provide a standard framework for the measurement of broad-based BEE across all sectors of the economy.

        It is not currently known what implications will arise for us to comply with the said Codes and other requirements of the Liquid Fuels, Mining Charter and the Codes of Good Practice for broad-based BEE. We believe that the long-term benefits to the company and our country should outweigh any possible short-term adverse effects, but we cannot assure you that these implications will not have a material adverse effect on our shareholders or business operating results, cash flows and financial condition.

(h)   Engineering and construction contract costs

        The worldwide increase in the demand for large engineering and construction projects has resulted in a shortage of engineering and construction resources and strains on these industries. These have impacted on some of our projects and have adversely affected construction timing schedules and costs. Whilst possible higher international crude oil prices in the long term may boost post-commissioning income streams and compensate for construction delays and higher capital costs, these strains in the engineering and construction industries are nevertheless a cause for concern and may impact on our project plans and growth ambitions. Even though the global recession has led to a marginally downward trend in the demand for large engineering and construction projects, we cannot assure you that our engineering and construction resources will not be constrained in the long term following an economic recovery. In order to mitigate the shortage of the availability of engineering resources, we have entered into long-term relationship agreements with large reputable engineering contractors, both locally in South Africa and internationally. This should provide Sasol with preferential access to the resource pools of these engineering contractors on a global basis in order to sustain our projects and growth plans.

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

        Some of the countries where we have already made, or other countries where we may consider making, investments are in various stages of developing institutions and legal and regulatory systems that are characteristic of parliamentary democracies. However, institutions in these countries may not yet be as firmly established as they are in parliamentary democracies in South Africa and some European countries. Some of these countries are also transitioning to a market economy and, as a result, experiencing changes in their economies and their government policies that could affect our investments in these countries.

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

Increase in electricity supply interruptions and increase in electricity costs in South Africa could adversely affect our business, operating results, cash flows, financial condition and future growth

        Sasol generates one-third of its total power supply needs internally and has plans to increase internal power generation through investments in co-generation and energy efficiency measures. Our South African operations are also dependent on power generated by the state-owned utility, Eskom. In the past two years there has been an increase in the number of electricity supply interruptions, resulting mainly from recent economic growth exceeding expectations and delayed investments in infrastructure upgrades and development. Although Eskom has announced a number of short- and long-term mitigation plans, we cannot assure you that we will not experience power supply interruptions which could have material adverse effects on our business, operating results, cash flows, financial condition and future growth.

        Furthermore, we are experiencing unprecedented higher than normal electricity price increases. In June 2008, the National Energy Regulator of South Africa (NERSA) granted Eskom an average annual tariff increase of 27,5%, which included a 14,2% increase already granted to the state-owned utility in December 2007, recovered in the period from June 2008 to March 2009. In June 2009, NERSA granted Eskom a further price increase of 31,3% to be recovered by March 2010. Any sharp increase in electricity costs may have material adverse effects on our business, operating results, cash flows, financial condition and future growth.

We may not comply with laws or regulations in the countries in which we operate

        The industry in which we operate is highly regulated and requires compliance with a myriad of laws and regulations, governing matters such as minerals, trading in petroleum products, safety, health and environment, etc. in our South African and global operations. Non-compliance can impact business performance dramatically. Although systems and processes are in place to ensure compliance with applicable laws and regulations we cannot assure you that all employees comply with all laws and regulations at all times, which could have a material adverse impact on our business, operating results, cash flows and financial condition.

New South African mining legislation may have an adverse effect on our mineral rights

        In May 2004, the Mineral and Petroleum Resources Development Act (MPRDA), which places all mineral and petroleum resources under the custodianship of the state, was enacted in South Africa. The MPRDA requires mining companies, including our subsidiary, Sasol Mining (Pty) Limited, to apply for conversion of their existing prospecting permits and mining authorisations (old order rights) to new order rights. The MPRDA allowed existing holders of mineral authorisations a period of five years, which ended on 30 April 2009, to apply for the conversion of these old order rights, and one year, which expired on 30 April 2005, for the conversion of unused old order rights. Thus far all the prospecting rights for which we have applied have been granted and prospecting activities are being conducted in terms of the approved prospecting work programmes. Applications for the conversion of our old order mining rights in respect of our Secunda operations and the Mooikraal mine were submitted well in advance of the 30 April 2009 deadline. However, we are still awaiting the conversion of our old order mining rights into new order mining rights. See "Item 4.B—Business overview—Regulation of mining activities in South Africa".

        In case of a breach of its obligations by an entity, the new order rights can be suspended or cancelled by the Minister of Mineral Resources if the entity, upon receiving a notice of breach from the Minister, fails to remedy such breach. The MPRDA and applicable provisions in the National Environmental Management Act impose additional responsibilities with respect to environmental management as well as environmental pollution, degradation or damage from mining or prospecting activities. In order to attain alignment in respect of the environmental provisions of these acts, the MPRDA Amendment ACT and the National Environmental Management Amendment Act have been enacted, but will only be implemented on a date still to be published in the Government Gazette. The MPRDA Amendment Act also grants the Minister of Mineral Resources the power to refuse conversions of old order mining rights.

        The MPRDA required the Minister of Mineral Resources to develop a Code of Good Practice for the Minerals Industry (Code) and the Housing and Living Conditions Standard (Standard) by 30 April 2009, both of which were published in the Government Gazette of 29 April 2009. The Code was developed to create principles which would facilitate the effective implementation of minerals and mining legislation and enhance the implementation of the Mining Charter applicable to the mining industry. The Standard aims to include the provision of housing as an integral part of infrastructure during the development of a mine. Both the Code and the Standard provide that non-compliance equates to non-compliance with the MPRDA.

        It is unclear whether non-compliance with the Code and the Standard would lead to the cancellation or suspension of a mining right, whether they will be used in evaluating applications for new rights or for the conversion of old rights, and whether they would be considered legislation under the MPRDA. Subsequent to the publication of the Code and the Standard, the Department of Mineral Resources, organised labour and the mining industry have engaged in discussions in an effort to address the concerns of the mining industry and to possibly amend the Code and the Standard, not only to ensure the constitutionality thereof, but also to ensure alignment between the respective role-players.

        It is important to note that the Mining Charter is being reviewed during the 2009 calendar year. The Mining Charter came into effect on 1 May 2004 and the purpose thereof is to facilitate the transformation of the South African mining industry. It is not certain whether it is a full scale review or whether it is intended to review only the targets contained in the Mining Charter. The Department of Mineral Resources is currently evaluating the mining industry to determine the extent to which the targets of the Mining Charter have been met. The information gathered during this process will be utilised during the review process. It is expected that the original role players who took part in the development of the Mining Charter, being the Department of Mineral Resources, organised labour and the Chamber of Mines, will play a significant role in the process.

        We cannot assure you that these changes will not affect our operations and mining rights in the future, and as a result have a material adverse effect on our business, operating results, cash flows and financial condition.

        Royalties from mining activities will become payable to the state from 1 March 2010 under provisions contained in the Mineral and Petroleum Resources Royalty Act and the Petroleum Resources Royalty Administration Act (the Acts). The introduction of the revenue based royalty does not have a material adverse impact on our business, operating results, cash flows and financial condition. See "Item 4.B—Business overview—Regulation of mining activities in South Africa".

New legislation on petroleum and energy activities may have an adverse impact on our business, operating results, cash flows and financial condition

        The Petroleum Products Amendment Act regulates a wide range of matters including the licensing of persons involved in the manufacturing, wholesale and retail sale of petroleum products. Although Sasol Oil, Natref and Sasol Synfuels have applied for applicable licences for their respective existing manufacturing and retail activities, we cannot assure you that these licences will be granted and if they are granted, the conditions of the licences may not have a material adverse impact on our business, operating results, cash flows and financial condition. New retail site development by Sasol Oil could be delayed given the requirements under the new regulations for site and retail licences. Pending a decision in respect of these applications, the companies are deemed to be the holders of licences for those activities. See "Item 4.B—Business overview—Regulation of petroleum-related activities in South Africa".

        The Petroleum Pipelines Act, which regulates petroleum pipelines and storage and loading facility activities, grants limited discretion to NERSA to adopt different pricing methodologies in connection with the setting of tariffs for different market and geographic conditions. If these tariffs are disadvantageous to us, the prices of our petroleum products may be affected and be less competitive than the prices of our competitors, and as a result, may have a material adverse effect on our business, operating results, cash flows and financial condition. In addition, our ability to recover crude oil pumping costs, incurred to supply our Natref refinery, fully from the market may also be impacted. See "Item 4.B—Business overview—Sasol Oil" and "—Regulation of petroleum-related activities in South Africa".

        We have applied for appropriate licences under the Petroleum Pipelines Act based on the rules issued by NERSA for our depots and related infrastructure and are awaiting the issue of these licences. We cannot assure you that the licences will be granted. Among the matters governed by the Petroleum Pipelines Act, of particular significance to our business are issues relating to the powers granted to NERSA with respect to the determination or approval of tariffs, the granting of construction, conversion and operating licences and open access to pipelines and depots.

        On 1 May 2009, NERSA published guidelines for Monitoring and Approving Piped-Gas Transmission and Storage Tariffs in South Africa pursuant to the Gas Act. Various elements, such as the specific application of the rate or return and discounted cash flow methodologies as applied in a mature market, the method used to value the asset base, suitable benchmarking measurements appropriate to a developing market, calculation of the weighted average cost of capital and a dispute resolution process, remain uncertain. In addition, NERSA has not yet clarified its position regarding the regulatory framework relating to distribution tariffs and maximum prices for trading activities as provided for in the Gas Act. The timeframe within which NERSA plans to develop these additional elements of the regulatory framework also remains unclear. Due to the uncertainty regarding the Regulatory Framework that will ultimately apply to the Sasol Gas business, we cannot assure you that the implementation and enforcement of these regulations will not have a material adverse impact on our business, operating results, cash flow and financial condition.

        The Gas Act regulates matters relating to gas transmission, storage, distribution, liquefaction and re-gasification activities. Although we negotiated a ten year regulatory dispensation (expiring in 2014) with the South African government with respect to the supply of Mozambican natural gas to the South African market, we cannot assure you that the provisions of the Gas Act will not have a material adverse impact on our business, operating results, cash flows and financial condition. See "Item 4.B—Business overview—Regulation of gas related activities in South Africa".

        The Department of Mineral Resources has embarked on a process to change the methodology for determining the margins of the regulated retail price of fuel. The results are not yet known, but may impact the wholesale price of fuel, thereby having a material adverse effect on our business, operating results, cash flows and financial condition.

Changes in consumer and safety, health and environmental regulations and legislation and public opinion may adversely affect our business, operating results, cash flows and financial condition

        Our products are required to comply with numerous pieces of legislation relating, amongst others, to the protection of the environment, the health and safety of employees, the public and the end consumer, while also meeting customer needs. As these laws and regulations may grow stricter, we may be required in some cases to incur additional expenditure in providing additional test data in order to register our products or to adjust the manufacturing processes for certain of our products, including liquid fuels and chemicals. For example, meeting the registration requirements in the next phase of the registration, evaluation and authorisation of chemicals (REACH) compliance procedure, implemented by the European Commission, may have significant costs implications. Similarly, public opinion is growing more sensitive to consumer health and safety and environmental protection matters, and, as a result, markets may apply pressure on us concerning certain of our products

        As a result of these additional costs of compliance and other factors, including pressures related to public opinion, we may be required to withdraw certain products from the market, which could have a material adverse effect on our business, operating results, cash flows and financial condition.

        Our exploration, mining and production operations are required to conform to legislation relating to the protection of the environment, health and safety of the workforce and neighbouring communities. As these regulations may grow stricter, we may be required in some instances to incur additional expenditure in order to provide additional protection, to adjust specifications or manufacturing processes, amend transport and distribution arrangements for certain of our operations and this may have a material adverse effect on our business, operating results, cash flows and financial condition. See "Item 4.B—Business overview—Safety, health and environment.

        We are subject to a wide range of general and industry-specific environmental, health and safety and other legislation in jurisdictions in which we operate. Environmental requirements govern, among other things, land use, air emissions, use of water, wastewater discharge, waste management and site remediation. Compliance with these laws, regulations, permits, licences and authorisations is a significant factor in our business, and we incur, and expect to continue to incur, significant capital and operating expenditures in order to continue to comply with applicable laws, regulations, permits, licences and authorisations.

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

        We continue to take remedial actions at a number of sites due to soil and groundwater contamination. The process of investigation and remediation can be lengthy and is subject to the uncertainties of site specific factors, changing legal requirements, developing technologies, the allocation of liability among multiple parties and the discretion of regulators. Accordingly, we cannot estimate with certainty the actual amount and timing of costs associated with site remediation.

        In order to comply with these safety, health and environmental licences, laws and regulations we may have to incur costs which we may finance from our available cash flows or from alternative sources of financing. We may be required to provide for financial security for environmental rehabilitation in the form of a trust fund, guarantee, deposit or other methods as may be required by future regulations to be promulgated under the Petroleum Products Act, the Petroleum Pipelines Act, the Gas Act and other relevant legislation in respect of the rehabilitation of environmental impacts. No assurance can be given that changes in safety, health and environmental laws and regulations or their application or the discovery of previously unknown contamination or other liabilities will not have a material adverse effect on our business, operating results, cash flows and financial condition.

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

        At the United Nations Framework Convention on Climate Change (UNFCCC) Conference of Parties' (COP) thirteenth meeting in Bali in December 2007, a roadmap was developed to reach agreement on, inter alia, a long term global goal for greenhouse gas emission reduction. The agreed outcome and adoption of a decision is targeted for the fifteenth session of the UNFCCC COP in Copenhagen at the end of the 2009 calendar year. Countries like South Africa have since indicated that their mitigation strategy can include regulatory mechanisms and economic instruments such as taxes and incentives. The publication of the South African policy is expected towards the end of the 2011 calendar year, with implementation expected from the 2012 calendar year onwards. At present we cannot predict the effect of these potential impacts on our business, but we have updated our greenhouse gas policy and are closely following these developments.

Failure to comply with competition and anti trust laws

        Globally, competition authorities are increasingly enforcing legislation, networking and exchanging information relating to potential violation of antitrust laws.

        Violations of competition/antitrust legislation could expose the group to administrative penalties of up to 10% of its worldwide turnover and civil claims and damages, including punitive damages, by entities which can prove they were harmed by such conduct. In addition, there is also the significant reputational damage that accompanies findings of such contraventions as well as imprisonment or fines for individuals in some countries where antitrust violations are a criminal offence.

        In October 2008 and May 2009, Sasol was fined by the European Commission Directorate-General for Competition and the South African Competition Authorities, respectively. The South African Competition Authority is conducting investigations into the pipeline gas, petroleum, polymers, fertilisers and wax industries. The group embarked on a competition law compliance review programme, conducted by external legal counsel, of all its entities globally and has cooperated with competition authorities to deal pro-actively with non-compliance matters in July 2008. The review programme may reveal further non-compliances, which could lead to further fines being levied against Sasol. Although it is our policy to comply with all laws, and notwithstanding training and compliance programmes, we could, notwithstanding this programme, fall foul of competition or antitrust laws and be subject to the imposition of fines, criminal sanctions and/or civil claims. This could have a material adverse impact on our business, operating results, cash flows and financial condition.

        The competition law compliance risks mentioned above will be aggravated in South Africa when the Competition Amendment Act of 2009 becomes effective. This act will introduce individual criminal liability for collusion as well as the concept of a "complex monopoly". This could have a material adverse impact on our business, operating results, cash flows and financial condition.

We may not be successful in attracting and retaining sufficient skilled employees

        We are highly dependent on the continuous development and successful application of new technologies. In order to achieve this, we need to maintain a focus on recruiting and retaining qualified scientists and engineers as well as artisans and operators. In addition, we are dependent on highly skilled employees in business and functional roles to establish new business ventures as well as to maintain existing operations.

        In the past, we have been successful in recruiting and retaining such personnel. However, globally the demand for personnel with the range of capabilities and experience required in our industry is high and success in attracting and retaining such employees is not guaranteed. Even though we are currently observing a marginally downward trend in natural attrition rates as a result of the current economic downturn, there is a risk that our scientific, engineering and project execution skills base may be constrained over time because of, for example, natural attrition and a shortage of people being available in these disciplines in the jurisdictions in which we operate. Failure to attract and retain people with the right capabilities and experience could negatively affect our ability to introduce and maintain the appropriate technological improvements to our business, our ability to successfully construct and commission new plants or establish new business ventures. This may have a material adverse effect on our business, operating results, cash flows and financial condition.

Intellectual property risks may adversely affect our freedom to operate our processes and sell our products and may dilute our competitive advantage

        Our various products and processes, including most notably, our chemical, CTL and GTL products and processes have unique characteristics and structures and, as a result, are subject to patent protection, the extent of which varies from country to country. Rapid changes in our technology commercialisation strategy may result in a misalignment between our intellectual property protection filing strategy and the countries in which we operate. The expiry of a patent may result in increased competition in the market for the previously patented products and processes, although the continuous supplementation of our patent portfolio mitigates such risk to an extent. In addition, aggressive patenting by our competitors, especially in developing countries, may result in an increased patent infringement risk and also constrain our ability to operate in our preferred markets.

        A significant percentage of our products can be regarded as commodity chemicals, some of which have unique characteristics and structure. These products are normally utilised by our clients as feedstock to manufacture specialty chemicals or application-type products. We have noticed a worldwide trend of increased filing of patents relating to the composition of product formulations and the applications thereof. These patents may create pressure on those of our clients who market these product formulations which may adversely affect our sales to these clients. These patents may also increase our risk to exposure from these limited indemnities provided to our clients of these products. Patent-related pressures may adversely affect our business, operating results, cash flows and financial condition.

        We believe that our proprietary technology, know-how and trade secrets, especially in the Fischer-Tropsch area, provide us with a competitive advantage. A possible loss of experienced personnel to competitors, and a possible transfer of know-how and trade secrets associated therewith, may negatively impact this advantage. In addition, the patenting by our competitors of technology built on our know-how obtained through ex-personnel may further result in loss.

        Similarly, operating and licensing technology in countries in which intellectual property laws are not well established and enforced may result in an inability to effectively enforce our intellectual rights. The risk of some transfer of our know-how and trade secrets to our competitors is increased by the increase in the number of licences granted under our intellectual property, as well as the increase in the number of licensed plants which are brought into operation through entities which we do not control. As intellectual property warranties and indemnities are provided under each new licence granted, the cumulative risk increases accordingly. This may adversely affect our business, operating results, cash flows and financial condition.

Increasing competition by products originating from countries with low production costs may adversely affect our business, operating results, cash flows and financial condition

        Certain of our chemical production facilities are located in developed countries, including the United States and Europe. Economic and political conditions in these countries result in relatively high labour costs and, in some regions, relatively inflexible labour markets. Increasing competition from regions with lower production costs, for example the Middle East, India and China, exercises pressure on the competitiveness of our chemical products and, therefore, on our profit margins. This could result in the withdrawal of particular products or the closure of specific facilities. We cannot assure you that increasing competition from products originating from countries with lower production costs will not result in withdrawal of our products or closure of our facilities, which may have a material adverse effect on our business, operating results, cash flows and financial condition.

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

        Our facilities, located mainly in South Africa, the United States and various European countries, as well as in various African countries, the Middle East and Asia, may be subject to the risk of experiencing deliberate acts of terror.

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

        It is Sasol's policy to procure property damage and business interruption insurance cover for its production facilities above acceptable deductible levels at acceptable commercial premiums. However, full cover for all scenarios of maximum losses may in some years not be available at acceptable commercial rates and we cannot give any assurance that the insurance procured for any particular year would cover all potential risks sufficiently or that the insurers will have the financial ability to pay claims.

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

        We have implemented a number of programmes, including on-the-job safety training, in order to improve safety, and we monitor our safety, health and environmental procedures. In some cases we also have indemnity agreements with the previous owners of acquired businesses which limit certain of our exposures to environmental contamination. However, there can be no assurance that accidents or acts of terror will not occur in the future, that insurance will adequately cover the entire scope or extent of our losses or that we may not be found liable in connection with claims arising from these and other events.

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

There is a possible risk that sanctions may be imposed on Sasol by the US government as a result of our existing investments in Iran

        There are possible risks posed by the potential imposition of US economic sanctions in connection with activities we are undertaking in the polymers field, as well as feasibility studies relating to a potential ammonia/urea project at Assaluyeh, in Iran. For a description of our activities in Iran see "Item 4.B—Business overview—Sasol Polymers".

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

        The ISA was adopted by the US government in 1996 with the objective of denying Iran the ability to support acts of international terrorism and fund the development or acquisition of weapons of mass destruction. The ISA was extended in 2001 and amended in 2006 by the Iran Freedom Support Act; it will continue in force through 2011. In addition, the House and the Senate continue to consider amendments to ISA that could subject a broader range of business or investment activities to sanctions.

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

        Should the US government determine that some or all of our activities in Iran are investments in the petroleum industry, as statutorily defined by the ISA, the President of the United States may, in his discretion, determine which sanctions to apply. These could include restrictions on our ability to obtain credit from US financial institutions, restrictions on our ability to procure goods, services and technology from the United States or restrictions on our ability to make sales into the United States.

        We cannot predict future interpretations of the provisions of the ISA or the implementation policy of the US government with respect to the ISA. Although we believe that our polymers project is not in the petroleum industry and we are involved only in a feasibility study in connection with a possible ammonia/urea project, in Iran, we cannot assure you that our activities in Iran would not be considered investments as statutorily defined by the ISA or that the imposition of sanctions on the company or other entities of the group would not have a material adverse impact on our business, operating results, cash flows and financial condition.

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

The exercise of voting rights by holders of American Depositary Receipts is limited in some circumstances

        Holders of American Depositary Receipts (ADRs) may exercise voting rights with respect to the ordinary shares underlying their American Depositary Shares (ADSs) only in accordance with the provisions of our deposit agreement (Deposit Agreement) with The Bank of New York Mellon, as the depositary (Depositary). For example, ADR holders will not receive notice of a meeting directly from us. Rather, we will provide notice of a shareholders meeting to The Bank of New York Mellon in accordance with the Deposit Agreement. The Bank of New York Mellon has undertaken in turn, as soon as practicable after receipt of our notice, to mail voting materials to holders of ADRs. These voting materials include information on the matters to be voted on as contained in our notice of the shareholders meeting and a statement that the holders of ADRs on a specified date will be entitled, subject to any applicable provision of the laws of South Africa and our Articles of Association, to instruct The Bank of New York Mellon as to the exercise of the voting rights, pertaining to the shares underlying their respective ADSs on a specified date. In addition, holders of our ADRs will be required to instruct The Bank of New York Mellon how to exercise these voting rights.

        Upon the written instruction of an ADR holder, The Bank of New York Mellon will endeavour, in so far as practicable, to vote or cause to be voted the shares underlying the ADSs in accordance with the instructions received. If instructions from an ADR holder are not received by The Bank of New York Mellon by the date specified in the voting materials, The Bank of New York Mellon will not request a proxy on behalf of such holder. The Bank of New York Mellon will not vote or attempt to exercise the right to vote other than in accordance with the instructions received from ADR holders.

        We cannot assure you that you will receive the voting materials in time to ensure that you can instruct The Bank of New York Mellon to vote the shares underlying your ADSs. In addition, The Bank of New York Mellon and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be no recourse if your voting rights are not exercised as you directed.

Sales of a large amount of Sasol's ordinary shares and ADSs could adversely affect the prevailing market price of the securities

        Historically, trading volumes and liquidity of shares listed on the JSE Limited (JSE) have been low in comparison with other major markets. The ability of a holder to sell a substantial number of Sasol's ordinary shares on the JSE in a timely manner, especially in a large block trade, may be restricted by this limited liquidity. The sales of ordinary shares or ADSs, if substantial, or the perception that these sales may occur and be substantial, could exert downward pressure on the prevailing market prices for the Sasol ordinary shares or ADSs, causing their market prices to decline.

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

        In December 1967, National Petroleum Refiners of South Africa (Pty) Limited (Natref) was incorporated and, at the same time, construction of the oil refinery commenced at Sasolburg. The refinery was commissioned in February 1971. Currently we, through our 75% holding in Sasol Oil (Pty) Limited, and Total South Africa (Pty) Limited (Total), a subsidiary of Total S.A. of France, hold 63,64% and 36,36%, respectively, in Natref.

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

        In October 1979, Sasol Limited was listed on the JSE, and 70% of its share capital was privatised. We used the proceeds from the private and public issue to acquire 100% shareholding in Sasol One and 50% shareholding in Sasol Two and Sasol Three from the IDC. During 1983, we acquired the IDC's remaining interest in Sasol Two and the remaining interest in Sasol Three was acquired effective 1 July 1990. Subsequently, the interest in our share capital held by the South African government through the IDC was further reduced to its current 8,0%.

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

        In 1995, we founded Sasol Petroleum International (Pty) Limited (SPI) to undertake oil and gas exploration and production in selected high potential areas in West and Southern Africa. SPI is currently active in South Africa, Gabon, Nigeria, Australia, Papua New Guinea and, most notably, in Mozambique. In 2000 and 2001, we signed agreements with the government of Mozambique for the development of natural gas fields and the construction of a gas pipeline transporting gas to the South African market. The construction of this pipeline was completed in 2004. We introduced natural gas to the South African pipeline gas market as of 2004 and use natural gas as part of our feedstock for our chemicals and synfuels operations in both Secunda and Sasolburg.

        The Schümann Sasol International wax manufacturing and marketing joint venture was established in 1995 after a merger of Sasol Waxes and the Hamburg-based Schümann wax operations. It produces paraffin and Fischer-Tropsch waxes and operates in various countries. Effective 1 July 2002, we acquired from Vara Holdings GmbH and Co KG the remaining third of the share capital of Schümann Sasol and this group of companies, now 100% owned, has been renamed Sasol Wax.

        By early 1999, Sasol Synfuels had commissioned the last of its eight new generation Sasol Advanced Synthol (SAS) reactors at Secunda, and a ninth reactor was commissioned in 2001. The 1-octene plant, also at Secunda, was commissioned in April 1999 by Sasol Solvents and commenced supply to Dow Chemical Company polyethylene plants in May 1999.

        Over the past years, we have been exploring opportunities through Sasol Synfuels International (Pty) Limited (SSI) to exploit the Sasol Slurry Phase Distillate (Sasol SPD™) process technology for the production of high-quality, environment-friendly diesel and other higher-value hydrocarbons from natural gas. In October 2000, we signed agreements with Chevron for the creation of Sasol Chevron, a 50:50 global joint venture founded on gas-to-liquids (GTL) technology. Sasol Chevron was formed in order to take advantage of the synergies of Sasol's and Chevron's GTL strengths. Sasol has advanced Fischer-Tropsch technology and Chevron has extensive global experience with respect to natural gas utilisation, product marketing and hydrotreating technology. Sasol and Chevron have reviewed and optimised their business model for co-operation with respect to their GTL ambitions and have agreed, in future, to work together directly and on a case-by-case basis and not through the Sasol Chevron joint venture that will only be used to support the GTL project in Nigeria.

        Sasol together with Chevron is currently involved in the development of a GTL project in collaboration with the Nigerian National Petroleum Corporation (NNPC) and Chevron Nigeria Limited at existing oil and gas facilities at Escravos in Nigeria. In December 2008, Sasol reduced its economic interest in the Escravos GTL (EGTL) project in Nigeria from 37,5% to 10%, while still providing full technical and manpower support to the project. The 10% interest retained by Sasol has been recognised as an investment in an associate at its fair value from the effective date of the transaction, being 23 December 2008.

        In July 2001, we signed a joint venture agreement with Qatar Petroleum to establish Oryx GTL (Qatar Petroleum 51% and Sasol 49%). The joint venture has constructed a GTL plant located at Ras Laffan Industrial City to produce high quality synfuels from Qatar's natural gas resources. The plant started producing on specification product during the first quarter of calendar year 2007 and the first product was sold in April 2007. The performance and production ramp up of Oryx GTL are meeting expectations. The average daily production for 2009 more than doubled that of the previous year.

        We acquired Condea in March 2001 from German-based RWE-DEA AG for €1,3 billion (R8,3 billion). Most of this business was subsequently hosted in Sasol Olefins & Surfactants (Sasol O&S) with production facilities mainly in the United States, Europe and South Africa. In 2003, it was determined that we would continue to grow our chemical businesses conditional upon projects leveraging our technology or securing integrated or highly cost-competitive feedstock positions. We announced in August 2005 that we were considering the divestment of the Sasol O&S business, excluding our co-monomers activities in South Africa, subject to fair value being attained. In March 2007, we terminated the divestiture process and decided to retain and restructure the business. The reason for the termination of the sale was that fair value could not be obtained. A restructuring programme was implemented in 2007 and the shut down for an indefinite period of the Baltimore, USA and Porto Torres, Italy LAB facilities as well as normal paraffin production in Augusta, Italy constituted the first phase of this continuing programme. In June 2009, agreement was reached for the sale of the Crotone, Italy inorganic facilities. This sale is expected to be concluded within the last quarter of the 2009 calendar year.

        In February 2003, we signed a joint venture agreement with the National Petrochemical Company of Iran. The joint venture (Arya Sasol Polymer Company), on behalf of both joint venture parties, constructed a polymer plant designed to produce one million tons of ethylene to be converted into polyethylene or exported as ethylene. The complex comprises one ethane cracker for producing polymer-grade ethylene and two polyethylene plants. The ethane cracker was commissioned in November 2007. The low-density polyethylene plant and high-density polyethylene plant reached beneficial operation in November 2008 and February 2009, respectively.

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

        Effective 1 January 2004, Sasol Oil entered the South African retail fuel market with the establishment of its first Sasol-branded retail convenience centre (service station). Sasol Oil also completed the acquisition and integration of Exel Petroleum in a major step towards forming Sasol Oil. We now have 411, compared to 406 in 2008, Sasol-and Exel-branded retail convenience centres.

        We announced on 16 March 2006, the first phase implementation of Sasol Mining's broad-based black economic empowerment (BEE) strategy through the formation of Igoda Coal (Pty) Limited (Igoda Coal), an empowerment venture with Exxaro Coal Mpumalanga (formerly Eyesizwe Coal (Pty) Limited) (Exxaro), a black-owned mining company. We recently received a notice of intention to withdraw from the Igoda transaction from our partner, Exxaro. Sasol Mining is actively pursuing alternatives to ensure that its BEE strategy remains intact.

        In June 2006, we announced the signing of a co-operation agreement with the Shenhua Group Corporation Limited and the Shenhua Ningxia Coal Industry Group Company Limited of the People's Republic of China to proceed with the second stage of feasibility studies to determine the viability of an 80 000 bpd coal-to-liquids (CTL) plant in the Shaanxi Province, and for another 80 000 bpd CTL plant in the Ningxia Hui Autonomous region. In November 2007, Sasol approved an amount of US$140m for its share of the final stage of the feasibility study for the two China CTL opportunities. In August 2008, Sasol and the Shenhua Ningxia Group agreed to proceed with only one 80 000 bpd plant in the Ningxia Hui Autonomous Region of China, about 1 000 km west of Beijing. The proposed site in the Ningdong Chemical and Energy base has excellent infrastructure and this decision will enable the project schedule to be speeded up and result in lower feasibility and project cost. There are abundant coal reserves in the proximity of the large well laid out site, providing the platform for future expansion. The results of the feasibility study are expected in 2010. The Shaanxi feasibility study will not proceed at this stage.

        On 30 June 2006, we announced that our R1,45 billion broad-based BEE transaction, through an investment by Tshwarisano LFB Investment (Pty) Limited (Tshwarisano), had been successfully concluded. In terms of the agreement, Tshwarisano acquired a 25% shareholding in Sasol Oil effective 1 July 2006.

        On 11 October 2007, Sasol Mining announced the implementation of the second phase of its broad-based BEE strategy. In a transaction valued at approximately R1,9 billion, a black-women controlled coal mining company, Ixia Coal (Pty) Limited (Ixia), will acquire 20% of Sasol Mining's shareholding through the issue of new shares. The transaction will increase Sasol Mining's broad-based BEE ownership component to an estimated 20% (calculated on attributable units of production). Ixia has procured its share of the financing for the transaction. The implementation of this transaction is still conditional on the conversion of the existing prospecting and mining permits (old order mining rights) to new order rights.

        On 16 May 2008, our shareholders approved our broad-based BEE transaction valued at approximately R24 billion (at R380 per share), which resulted in the transfer of beneficial ownership of approximately 10% of Sasol Limited's issued share capital to our employees and a wide spread of black South African BEE participants. This transaction will provide long-term sustainable benefits to all participants and has a tenure of 10 years. The following BEE participants acquired indirect or direct ownership in Sasol's issued share capital as follows:

  •
  Sasol employees and black managers through the Sasol Inzalo Employee Trust and Sasol Inzalo Management Trust (Employee Trusts)—4,0%;

  •
  The Sasol Inzalo Foundation—1,5%;

  •
  Selected participants—1,5%; and

  •
  The black public through:

    ( )    The funded invitation—2,6%; and

    ( )    The cash invitation—0,4%.

        The Employee Trusts and the Sasol Inzalo Foundation were funded entirely through Sasol facilitation whilst the selected participants and the black public participating, through the funded invitation, were funded by way of equity contributions and preference share funding (including preference shares subscribed for by Sasol). The black public participating, through the cash invitation, were financed entirely by the participants from their own resources.

        The effective date of the transaction for the Employee Trusts and the Sasol Inzalo Foundation was 3 June 2008. The effective date of the transaction for the selected participants was 27 June 2008 and the effective date for the black public invitations was 8 September 2008. See "Item 5A—Operating results—Broad-based Black Economic Empowerment transactions".

        In 2009, the Sasol and Tata 50:50 joint venture progressed towards a pre-feasibility study for a CTL facility in India, following the award by the Government of India of a coal block in the eastern state of Orissa.

        In April 2009, we signed a heads of agreement with Uzbekneftegaz, the natural oil and gas company of Uzbekistan, and Petronas of Malaysia, for the possible construction of a 1,3 million tonnes per annum GTL plant in Uzbekistan. On 15 July 2009, we signed a joint venture agreement with our partners and launched a feasibility study for the development and implementation of this GTL project.

        Since May 2000, we have undertaken share repurchases, which may be made at times and at prices deemed appropriate by management and consistent with the authorisation of the shareholders. At 30 June 2006, a total of 60 111 477 shares, representing 8,8% of the issued ordinary share capital of the company, had been repurchased since 9 May 2000 at an average price of R60,67 per share. At a general meeting held on 3 October 2006, shareholders approved that we acquire 60 111 477 Sasol Limited ordinary shares held by our subsidiary, Sasol Investment Company (Pty) Limited. These shares were cancelled on 10 October 2006. Except for the related transaction costs, the repurchase and cancellation of these shares had no effect on the consolidated financial position of the group.

        At the meeting of 3 October 2006, shareholders also approved that we be granted the authority to acquire up to 10% of Sasol Limited ordinary shares by way of a general repurchase. This authority was renewed by shareholders at our general meeting held on 23 November 2006 and on 30 November 2007.

        Through our subsidiary, Sasol Investment Company (Pty) Limited, we had purchased 40 309 886 ordinary shares representing 6,39% of the issued share capital of the company, excluding the Sasol Inzalo share transaction, for R12,1 billion at a cumulative average price of R299,77 per share since the inception of the programme in 2007. 31 500 000 ordinary shares of the repurchased shares were cancelled on 4 December 2009 for a total value of R7,9 billion. 8 809 886 ordinary shares are still held by Sasol Investment Company (Pty) Limited. At the annual general meeting held on 28 November 2008, the shareholders renewed the authority to repurchase up to 4% of the issued ordinary shares of the company. This authority is valid until the company's next annual general meeting. To date, no further purchases have been made under this authority.

        As of 30 June 2009, we were the sixth largest JSE listed company by market capitalisation (R179 780 million), with total consolidated turnover of R137 836 million in 2009. We employ approximately 34 000 people worldwide in our operations.

Capital expenditure

        In 2009, we invested approximately R16 billion, compared with R11 billion and R12 billion in 2008 and 2007, respectively, in capital expenditure (on a cash flow basis excluding capitalised borrowing costs and including projects entered into by our joint ventures) to enhance our existing facilities and to expand operations. Capital expenditure incurred on key projects to expand our operations includes:

Projects(1)	Business categories	30 June 2009	30 June 2008	30 June 2007
		(Rand in millions)
Pipeline expansion—1st compressor	Sasol Gas	532	—	—
Power generation with open cycle gas turbines	Sasol Synfuels	1 077	—	—
10th SAS reactor	Sasol Synfuels	316	—	—
16th Oxygen train	Sasol Synfuels	507	304	—
3rd Catalyst plant in Sasolburg (South Africa)	Sasol Synfuels International	221	—	—
Oryx GTL and Escravos GTL(2)	Sasol Synfuels International	—	865	2 426
2nd Catalyst plant, The Netherlands	Sasol Synfuels International	—	366	—
Mozambique expansion	Sasol Petroleum International	1 203	454	266
West Africa development	Sasol Petroleum International	429	235	339
Arya Sasol Polymers (Iran)	Sasol Polymers	166	457	774
Project Turbo	Sasol Polymers	86	362	1 169
2nd and 3rd Octene trains	Sasol Solvents	298	323	708
Fischer-Tropsch Wax expansion project	Sasol Wax	227	—	—
Other smaller projects	Various	2 921	1 886	1 263

		7 983	5 252	6 945

(1)
The amounts include business development costs and our group's share of capital expenditure of joint ventures. The amounts exclude borrowing costs capitalised. These amounts were approved by our board of directors. We hedge all our major South African capital expenditure in foreign currency immediately upon commitment of the expenditure or upon approval of the project.

(2)
In December 2008, Sasol reduced its economic interest in the Nigerian GTL project from 37,5% to 10%. The 10% interest retained by Sasol has been recognised as an investment in an associate.

        Key projects to address environmental matters and enhance existing assets during 2009 include:

Projects(1)	Business categories	30 June 2009	30 June 2008	30 June 2007
		(Rand in millions)
Selective catalytic cracker baseline optimisation programme	Sasol Synfuels	206	—	—
Project Turbo—unleaded petrol	Sasol Synfuels	—	60	302
Sulphuric acid plant	Sasol Synfuels	134	280	364
Ash lock refurbishment	Sasol Synfuels	191	—	—
Hydrocrackers shutdown	Sasol Oil	184	—	—
Mining renewal	Sasol Mining	—	118	158
Benzene specifications	Sasol Synfuels	84	116	—
Mozambique operations	Sasol Petroleum International	186	408	258
Other smaller projects	Various	6 704	4 621	4 018

		7 689	5 603	5 100

(1)
The amounts include business development costs and our group's share of capital expenditure of joint ventures. The amounts exclude borrowing costs capitalised. These amounts were approved by our board of directors. We hedge all our major South African capital expenditure in foreign currency immediately upon commitment of the expenditure or upon approval of the project.

        In addition, we invested approximately R101 million in intangible assets (including investments made by joint ventures), mainly in respect of software, patents and trademarks during the year. For a discussion of the method of financing capital expenditure, see "Item 5.B—Liquidity and capital resources—liquidity."

Capital commitments

        As at 30 June 2009, we had authorised approximately R39 billion of group capital expenditure, of which we had spent R14 billion by 30 June 2009. Of the unspent capital commitments of R25 billion, R8 billion has been contracted for. Of this amount, we expect to spend R14 billion in 2010, R9 billion in 2011 and the remainder in 2012 and thereafter. For more information regarding our capital commitments see "Item 5.B—Liquidity and capital resources—liquidity" and "Item 5.F—Capital and contractual commitments."

        We expect to spend approximately R21 billion of our capital commitments on projects in South Africa, R2 billion in other African countries, R1 billion in Europe and the remainder on projects in other regions. The following table reflects key projects approved by the Sasol Limited Board and contracted which were not yet completed at 30 June 2009:

Project	Business categories	Total cost approved and contracted	Estimated beneficial operation
		(Rand in millions)	(Calendar year)
Open cycle turbine—power generation	Sasol Synfuels	1 154	Quarter 2 2010
Gas heat exchange reformers	Sasol Synfuels	1 070	Quarter 2 2012
Steam turbines at steam plant	Sasol Synfuels	862	Quarter 2 2015
16th Oxygen train	Sasol Synfuels	707	Quarter 2 2010
Mozambique development	Sasol Petroleum International	1 848	Quarter 2 2011

        The amounts include business development costs and our group's share of capital expenditure of joint ventures.

        In 2009, an amount of R2 468 million has been committed by the group for further development of the Escravos GTL project.

4.B    Business overview

        Sasol is an integrated energy and chemicals company. We add value to coal, oil and gas reserves, using these feedstocks to produce liquid fuels, fuel components and chemicals through our unique, proprietary technologies. We mine coal in South Africa and produce gas and condensate in Mozambique and oil in Gabon, and our chemical manufacturing and marketing operations span the globe. In South Africa we refine imported crude oil and retail liquid fuel products through our network of retail convenience centres. We also supply fuels to other distributors in the region and gas to industrial customers. We maintain extensive chemical manufacturing and marketing operations, mostly in South Africa, Europe and the United States of America (USA), the Middle East and Asia.

        In South Africa, we refine imported crude oil and retail liquid fuels through a network of 411 Sasol retail convenience centres and Exel service stations. We also supply fuels to oil companies operating in South Africa and other distributors in South Africa and sub-Saharan Africa. Through Sasol Synfuels International (SSI), we are pursuing international opportunities to commercialise our CTL and GTL technology. We brought our first international GTL plant, Oryx GTL, into operation in 2007 and we are developing, through our interest in an associate, a GTL plant in Nigeria. We are promoting our GTL technology in Uzbekistan and our CTL technology in China and India.

        We employ approximately 34 000 people worldwide and remain one of South Africa's largest investors in capital projects, skills development and technological research and development.

Sasol's integrated business model revolves around Fischer-Tropsch technology sasol
reaching new frontiers

Sasol is an integrated energy and chemicals company. The Fischer-Tropsch process lies at the heart of Sasol, allowing it to convert coal and natural gas into synthetic fuels and chemicals. Sasol is integrated upstream to produce its raw materials, and downstream into fuel and chemical production and marketing.

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
Open market
crude oil
coal
syngas
Fuel components
Refine and blend
Fuel products
consumer
Co-products
Coal gasification and the FT processes also produce co-products for recovery and beneficiation. These include ammonia, fertilisers, explosives, crude-tar acids and sulphur.
Co-products
wholesale
commercial
Exploration and production
Syngas production
Fischer-Tropsch process
natural gas
Fischer-Tropsch process
Using a catalyst, the Fischer-Tropsch (FT) reaction converts syngas into a range of hydrocarbons such as fuel, chemical components and co-products. Low- and high-temperature FT conversions provide different product splits.
Chemical components
Chemical processes
Chemical products
Chemical products
Chemical intermediates from the FT process are separated, purified and, together with conventional chemical raw materials, converted to a range of final products such as polymers, solvents, olefins and surfactants and waxes.
Third-party producer
feedstock
Markets
Sasol markets products directly to the consumer, as well as to commercial and industrial markets, thereby integrating its upstream and downstream activities.
coal, crude oil and natural gas sold to open market
Exploration and production
Syngas production
Coal
Gasification
Natural gas
Gas reforming
Fischer-Tropsch process
Fuel components
Refine and blend
Fuel products
Co-products
Chemical components
Chemical processes
Chemical products
Market
Coal, crude oil and natural gas

Our activities

        Sasol believes that its ability to compete and grow sustainably is contingent on internal collaboration, knowledge and resource sharing, as well as building effective external partnerships and joint ventures in different markets, territories and cultural contexts. We cluster our businesses according to common business drivers. Clustering, which involves creating linkages among logically related businesses that allow for strategic consistency and operational efficiencies, has been increasingly adopted by world-class companies to become recognised best practice. In 2007, we formalised the group's structure into three focused business clusters—South African Energy Cluster, International Energy Cluster and Chemical Cluster.

        We divide our operations into the following segments:

South African Energy Cluster

  •
  Sasol Mining.  We mine approximately 37 million tons (Mt) of saleable coal per year, mostly for gasification feedstock and utilities coal for our complexes in Secunda and Sasolburg and export approximately 3 Mt of coal annually. Sasol Mining accounted for 2% of our total external segmental turnover in 2009.

  •
  Sasol Gas.  We distribute and market Mozambican-produced natural gas and Secunda-produced methane-rich gas to customers in the Gauteng, Mpumalanga, Free State, and KwaZulu-Natal provinces of South Africa. We also have a 49% interest in Spring Lights Gas (Pty) Limited, an empowerment gas marketing company in Durban, and a 50% interest in Republic of Mozambique Pipeline Investments Company (Pty) Limited (Rompco), a company which owns, operates and maintains the 865 km cross-border pipeline that conveys natural gas from the Temane central processing facility in Mozambique to the gas network in South Africa. Sasol Gas accounted for 2% of our total external segmental turnover in 2009.

  •
  Sasol Synfuels.  We operate the world's only commercial coal-based synfuels manufacturing facility at Secunda. We produce synthesis gas through coal gasification and natural gas reforming, using our proprietary technology to convert synthesis gas into synthetic fuel components, chemical feedstock and pipeline gas. Sasol Synfuels accounted for 1% of our total external segmental turnover in 2009.

  •
  Sasol Oil.  We market fuels blended at Secunda and refined through our 63,64% interest in the Sasolburg Natref refinery (South Africa's only inland crude oil refinery). Products include petrol, diesel, jet fuel, illuminating paraffin, fuel oils, bitumen and lubricants. We have 226 Sasol branded retail convenience centres (including 34 recent conversions from the Exel brand) and 185 Exel service stations in South Africa and export fuels to several South African Development Community (SADC) countries. Sasol Oil accounted for 37% of our total external segmental turnover in 2009.

  •
  Other.  This segment currently includes costs related to the pre-feasibility study for the expansion of our synthetic fuels capacity in South Africa known as Project Mafutha.

International Energy Cluster

  •
  Sasol Synfuels International.  We pursue international commercial opportunities based on our CTL and GTL Fischer-Tropsch technology and operational experience. We are developing and implementing international ventures based on the Sasol SPD™ process. In partnership with Qatar Petroleum, we brought our first international GTL plant, Oryx, into operation in Qatar in 2007. We also pursue opportunities based on other hydrocarbons that could be beneficiated through our Fischer-Tropsch technology. SSI accounted for 2% of our total external segmental turnover in 2009.

  •
  Sasol Petroleum International.  We develop and manage our upstream interests in oil and gas exploration and production in Mozambique, South Africa, Gabon, Nigeria, Australia, Papua New Guinea and the Joint Development Zone between Nigeria and Sao Tome e Principe. We produce gas and condensate from Mozambique's onshore Pande and Temane fields and oil from Gabon's offshore Etame oilfield cluster. Furthermore, SPI is also mandated to pursue gas exploration opportunities in other geographic locations to enable it to supply feedstock to potential future Sasol GTL plants. SPI accounted for 1% of our total external segmental turnover in 2009.

Chemical Cluster

  •
  Sasol Polymers.  We operate plants at Sasolburg and Secunda in South Africa and supply ethylene, propylene, polyethylene, polypropylene, polyvinyl chloride, chlor-alkali chemicals and mining reagents to domestic and international customers. We also have joint venture monomer and polymer interests in Malaysia and Iran, and joint-venture marketing facilities in China. Sasol Polymers accounted for 11% of our total external segmental turnover in 2009.

  •
  Sasol Solvents.  We operate plants in South Africa and Germany and supply a diverse range of solvents (ketones and alcohols), co-monomers (hexene and octene), acrylates and associated products. We also have a maleic anhydride joint venture in Germany with Huntsman Corporation. Sasol Solvents accounted for 12% of our total external segmental turnover in 2009.

  •
  Sasol Olefins & Surfactants.  We operate plants in Germany, Italy, the Slovak Republic, the USA, China and United Arab Emirates and supply surfactants, surfactant intermediates, n-paraffins, n-olefins, C6-C22 alcohols, aluminas, zeolites and oleochemicals to customers worldwide. Sasol Olefins & Surfactants accounted for 21% of our total external segmental turnover in 2009.

  •
  Other chemical businesses.  We are involved in a number of other activities in the chemicals industry, both in South Africa and abroad, which, among others, include production and marketing of other chemical products, like waxes, fertilisers and mining explosive products. These activities accounted for 11% of our total external segmental turnover in 2009.

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

        The following tables present our total external turnover after the elimination of inter-segment turnover by business operation and geographic market in accordance with IFRS:

	South Africa Energy Cluster					International Energy Cluster		Chemical Cluster
2009	Sasol Mining	Sasol Gas	Sasol Synfuels	Sasol Oil	Other	Sasol Synfuels International	Sasol Petroleum International	Sasol Polymers	Sasol Solvents	Sasol Olefins and Surfactants	Other chemicals	Other businesses	Total
	(Rand in millions)
South Africa	159	2 816	1 066	47 362	—	—	—	8 168	1 443	99	7 348	100	68 561
Rest of Africa	266	13	2	3 493	—	78	190	1 832	157	181	898	11	7 121
Europe	1 783	—	222	105	—	1 858	425	280	7 399	15 378	3 744	36	31 230
Middle East and India	398	—	10	—	—	972	—	2 144	1 547	309	414	24	5 818
Far East	145	—	3	—	—	—	—	1 242	1 441	1 894	64	—	4 789
North America	—	—	38	7	—	—	—	—	2 864	10 380	1 403	—	14 692
South America	134	—	3	—	—	—	541	252	512	479	290	—	2 211
Southeast Asia and Australasia	—	—	23	119	—	119	—	1 408	954	147	644	—	3 414

Turnover	2 885	2 829	1 367	51 086	—	3 027	1 156	15 326	16 317	28 867	14 805	171	137 836

	South Africa Energy Cluster					International Energy Cluster		Chemical Cluster
2008	Sasol Mining	Sasol Gas	Sasol Synfuels	Sasol Oil	Other	Sasol Synfuels International	Sasol Petroleum International	Sasol Polymers	Sasol Solvents	Sasol Olefins and Surfactants	Other chemicals	Other businesses	Total
	(Rand in millions)
South Africa	161	2 563	788	48 260	—	—	—	7 872	1 343	184	6 287	174	67 632
Rest of Africa	201	—	12	4 240	—	85	227	1 290	170	102	771	—	7 098
Europe	1 839	—	118	—	—	1 155	—	267	7 102	15 055	3 624	44	29 204
Middle East and India	64	—	20	—	—	370	—	202	1 385	324	363	5	2 733
Far East	205	—	10	—	—	—	—	742	1 456	1 520	109	—	4 042
North America	—	—	17	—	—	—	—		2 651	10 111	1 313	2	14 094
South America	—	—	5	—	—	—	1 001	73	487	750	276	—	2 592
Southeast Asia and Australasia	—	—	12	—	—	178	—	716	991	79	572	—	2 548

Turnover	2 470	2 563	982	52 500	—	1 788	1 228	11 162	15 585	28 125	13 315	225	129 943

	South Africa Energy Cluster					International Energy Cluster		Chemical Cluster
2007	Sasol Mining	Sasol Gas	Sasol Synfuels	Sasol Oil	Other	Sasol Synfuels International	Sasol Petroleum International	Sasol Polymers	Sasol Solvents	Sasol Olefins and Surfactants	Other chemicals	Other businesses	Total
	(Rand in millions)
South Africa	124	2 074	806	34 766	—	—	—	7 198	1 228	137	4 593	(18)	50 908
Rest of Africa	122	1	20	3 048	—	89	777	858	135	110	589	(2)	5 747
Europe	1 322	—	116	2	—	31	—	79	5 710	11 993	2 854	341	22 448
Middle East and India	53	—	5	—	—	(55)	—		1 184	194	283	8	1 672
Far East	73	—	3	—	—	—	—	592	1 034	966	63	86	2 817
North America	—	—	16	—	—	—	—		2 043	7 814	1 383	3	11 258
South America	—	—	6	—	—	—	—	9	408	714	251	(2)	1 387
Southeast Asia and Australasia	—	—	4	—	—	—	—	569	767	84	454	12	1 890

Turnover	1 694	2 075	976	37 816	—	65	777	9 305	12 509	22 012	10 470	428	98 127

Our strategy

        Sasol is an integrated energy and chemicals company. We add value to coal, oil and gas reserves, using these feedstocks to produce liquid fuels, fuel components and chemicals through our unique, proprietary technologies. We are active in petroleum and chemical sectors in Southern Africa and other countries where we can obtain an advantage through competitive feedstock. Our core business is adding value to competitively priced coal and gas feedstock through our unique Fischer-Tropsch synthesis and other proprietary technologies for the production of fuel, fuel components and chemicals.

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

  •
  Oryx GTL, the 49:51 joint venture with Qatar Petroleum was commissioned in 2007 and is continuing to raise production to its design capacity. The plant is the world's first commercial scale Slurry Phase Fischer-Tropsch GTL plant outside South Africa, developed and built specifically to produce GTL diesel and to a lesser extent, GTL naphtha and liquefied petroleum gas (LPG). The GTL diesel can be used either as a neat fuel or as a blend stock.

  •
  The development of the EGTL plant in Nigeria is advancing, but the project is experiencing significantly higher than expected capital cost increases. Capital costs are currently estimated to be US$6 billion with a completion date of 2011. In order to mitigate this risk, Sasol has reduced its economic interest in the EGTL project to 10%, while still providing full technical and manpower support to the project.

        We continue to assess various GTL and CTL opportunities in a number of countries. The focus remains on the possible roll out of Sasol's proven CTL technology in China, India, Indonesia and the USA, which together hold the bulk of the world's coal reserves. The possible expansion of the GTL footprint in Qatar also remains a target, in addition to prospects for other GTL facilities, for example Uzbekistan, currently being explored by SSI.

        In support of this growth driver, our team of researchers continues to advance our next-generation GTL technology, including our proprietary low-temperature Slurry Phase Fischer-Tropsch reactor and cobalt-based catalysts.

        We have started the first phase of significantly expanding our existing synthetic fuels capacity in Secunda, South Africa. We are also proceeding with a pre-feasibility study into a greenfields CTL facility in partnership with the South African government known as Project Mafutha. Before the end of the 2009 calendar year, Sasol Mafutha Mining is scheduled to start bulk sample mining to commence large-scale gasification trials in one of the Sasol Synfuels gasifiers. An environmental impact assessment is scheduled to start before the end of the 2009 calendar year.

        We will continue to explore new opportunities to commercialise our competitive Fischer-Tropsch synthesis technology for the beneficiation of coal and other hydrocarbon resources, including environmentally friendly biomass.

        Growing our chemicals portfolio—The chemical cluster represents the second leg in Sasol's portfolio, in addition to energy and fuels. In South Africa, the chemical businesses are closely integrated in the Fischer-Tropsch value chain. Outside South Africa, we operate related chemical businesses based on backward integration into feedstock and/or competitive market positions. The chemical cluster is also supplementing our CTL and GTL growth by way of three chemical growth ambitions based on the concepts of Fischer-Tropsch, conventional cracker and syngas platforms.

        Outside South Africa, our polymer business continues to gain momentum. In Iran, Sasol has invested €535 million (our 50% share of the total capital project) in a new cracker/polymer complex which is designed to produce one million tons of ethylene to be converted into polyethylene, or exported as ethylene. This project is a 50:50 joint venture (called Arya Sasol Polymer Company) between Sasol and the National Petrochemical Company of Iran. The complex comprises one ethane cracker for producing polymer-grade ethylene and two polyethylene plants. The ethane cracker was commissioned in November 2007. The low-density polyethylene plant and high-density polyethylene plant reached beneficial operation in November 2008 and February 2009, respectively.

        Sasol Solvents continues to benefit from its status as a diversified producer and marketer of industrial solvents. The breadth of our solvents product portfolio and international market presence covering all major regions are competitive strengths of this business unit. The Octene 3 plant in South Africa, which produces high quality 1-octene as a co-monomer for the polyolefins market, achieved beneficial operation in June 2008. This new plant has the capacity to produce 100 000 tons per annum of 1-Octene. Recently, Sasol Solvents has installed capacity to produce and market 356 000 tons of 1-Octene and 1-Hexene per annum.

        Sasol Olefins & Surfactants (Sasol O&S), made good progress on their turnaround strategy during 2009. Although a number of assets in the business remain under review, the success of the new strategy and the improved robustness of the business validated the decision by Sasol Limited to retain Sasol O&S.

        Exploit upstream hydrocarbon opportunities—SPI produces natural gas and condensate from its onshore Temane and Pande gas fields in Mozambique. We are continuing our efforts in near field exploration for additional natural gas resources in and around the Temane and Pande gas fields. Our exploration activities were advanced by the drilling of exploration wells in our offshore acreage in Mozambique. SPI has also completed a seismic acquisition and interpretation in its exploration licences in Papua New Guinea (51% interest) and completed a seismic acquisition in its offshore licence in Australia (30% interest). Moreover, SPI remains a 27,75% partner in Gabon's offshore Etame oil field cluster.

        Sasol Gas continues to focus on growing the South African gas market following the successful introduction of natural gas from Mozambique in 2004.

South African Energy Cluster

Sasol Mining

Nature of the operations and principal activities

        In South Africa, we have three coal mining operations:

  •
  Secunda Mining Complex, consisting of four underground mines (Bosjesspruit, Brandspruit, Middelbult and Syferfontein) at Secunda from which 30,9 Mt of coal was supplied to Sasol Synfuels, its primary customer.

  •
  Export Complex (situated in the Secunda Mining Complex), supplied by the Twistdraai mine at Secunda, producing coal for the international market (export coal sales of 3,1 Mt) and local market (coal sales of 0,2 Mt) as well as a secondary product (middlings), of 1,1 Mt, supplied to Sasol Synfuels.

  •
  Sigma: Mooikraal Complex. The Sigma: Mooikraal mine near Sasolburg was brought into operation to supply utility coal to the group's utility plants in Sasolburg at a rate of about 1,8 Mt a year. It replaced the depleted Mohlolo underground operation and the Wonderwater high-wall operation, which are undergoing final closure and rehabilitation.

        During 2009, total production was 39,1 Mt of coal, compared to 42,8 Mt in the previous year. The reduction in production is mainly due to reduced production volumes at the Twistdraai mine. This resulted from a change in the marketing strategy towards selling a single product with a lower heat value which requires less run of mine (ROM) production to produce the same export product volumes. Each year, saleable production volumes vary according to internal demand and export capacity.

Operational statistics

	2009	2008	2007
	(Mt, unless otherwise stated)
Sigma Mine	1,8	1,7	1,4
Secunda Mines	37,3	41,1	41,9

Total production	39,1	42,8	43,3

Saleable production from all mines(1)	37,3	40,4	41,3
External coal purchases mainly from Anglo Operations	5,3	4,8	4,9

Sales to Sasol Infrachem, Sasolburg	1,8	1,7	1,7
Sales to Sasol Synfuels, Secunda	38,6	40,1	39,8
Additional South African market sales	0,2	0,9	1,3
Export sales (primarily Europe)	3,1	3,4	3,7

Total sales including exports	43,7	46,1	46,5

Production tonnes per continuous miner (mining production machine) per shift (t/cm/shift)	1 391	1 614	1 696

(1)
Saleable production equals our total production minus discard and includes both product sold and movements in stockpiles.

Principal markets

        We extract and supply coal mainly to our Synfuels and chemical plants under terms and conditions which are determined on an arm's length basis. We export approximately 9% of the Secunda Mining Complex's production. In 2009, external sales, primarily exports, amounted to 3,3 Mt, compared to 4,3 Mt in 2008. The reduction in external sales tons during the current year resulted mainly from the inability to transport export product from the Secunda complex to the Richards Bay Coal Terminal due to the poor Transnet Freight Rail performance as well as no sales to Eskom, the state-owned electricity provider, as the contract was cancelled in the prior year. In a volatile currency market, average US dollar export prices achieved increased by 33%, while the rand weakened by 18% compared to the prior year. This resulted in a net increase in the rand export coal price of 57%.

        Marketing opportunities for coal in both the international and domestic utility market continue to be explored. Our exports are currently constrained by our throughput entitlement at the Richards Bay Coal Terminal.

External market opportunities

        International CTL projects.    In support of SSI, Sasol Mining is involved in CTL project studies in China and India. At this stage, Sasol Mining's role is to evaluate the coal feedstock supply in terms of the reserve base, the ability to mine the feedstock, pricing of feedstock, quality requirements of the coal for gasification and safety issues.

        Mafutha Mining project.    Sasol is conducting a pre-feasibility study for establishing a CTL plant in the Limpopo province, with coal being supplied from the prospecting rights area held by Sasol Mining. The Mafutha Mining project pre-feasibility, consisting of exploration and technical studies, will be concluded during the first half of the 2010 calendar year at a cost of approximately R242 million. The mining of a bulk sample for gasification tests for an amount of R228 million for completion in March 2010 has also been approved.

Seasonality

        The demand for coal by our Synfuels and chemical plants is consistent throughout the year. The export coal is sold mainly to Europe and Asia. Even though the demand for coal is seasonal in certain regions, our sales are planned to ensure even shipment of coal throughout the year.

Marketing channels

        Sasol Mining has appointed a limited number of agents in Europe to represent the company, each responsible for their own specific geographic markets. These agents operate on a commission basis and are authorised to act as intermediaries only with the aim of promoting our product and providing after-sales service. All sales require approval of Sasol Mining before they may be concluded with the customer.

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

        Also refer to Item 4B "Business overview—Regulation of mining activities in South Africa".

Property, plants and equipment

        Sasol Mining operates six mines for the supply of coal to Sasol Synfuels, Sasol Infrachem (utility coal only) and the external market. The annual production of each mine, the primary market to which it supplies coal and the location of each mine are indicated in the table below:

			Production (Mt)
Mine	Market	Location	2009	2008	2007
Bosjesspruit	Sasol Synfuels	Secunda	6,4	7,3	7,6
Brandspruit	Sasol Synfuels	Secunda	7,4	7,7	7,7
Middelbult	Sasol Synfuels	Secunda	7,6	7,6	8,1
Syferfontein	Sasol Synfuels	Secunda	9,5	9,3	8,4
Twistdraai	Export/Sasol Synfuels(1)	Secunda	6,4	9,2	10,1
Sigma : Mooikraal	Sasol Infrachem	Sasolburg	1,8	1,7	1,4

			39,1	42,8	43,3

(1)
The secondary product from the export beneficiation plant is supplied to Sasol Synfuels.

Coal handling facility—Sasol Coal Supply (SCS)

        SCS at Secunda is responsible for the conveyance of coal from the mine mouth to a stock holding facility. Here the coal from the different mines is blended in order to homogenise the product that is then conveyed to Sasol Synfuels as demanded.

Beneficiation plant

        A coal beneficiation plant is operated at Secunda to enable coal export to the international market. The design throughput of the plant is 10,5 Mt per annum. The plant feedstock is supplied by Twistdraai mine via overland conveyor belts of approximately 22 km in length.

Sasol Gas

Nature of the operations and its principal activities

        Established in 1964, originally as the South African Gas Distribution Corporation Limited (Gascor), Sasol Gas operates a 2 084 km pipeline network in South Africa. Sasol Gas is a shareholder in Rompco and Spring Lights Gas (Pty) Limited (Spring Lights Gas).

        As part of the Natural Gas Project for the development, production and transportation of natural gas from Mozambique, Rompco was established as the owner of the Mozambique to Secunda gas transmission pipeline (MSP).

        Initially, Rompco was a wholly owned subsidiary of Sasol Gas Holdings. Pursuant to the Rompco Shareholders' Agreement the South African and Mozambican governments' nominated shareholders, namely the South African Gas Development Company (Pty) Limited (iGas) and Companhia de Moçambicana de Gasoduto, S.A.R.L (CMG) were afforded a deferred option to purchase in aggregate up to 50% of the shareholding in Rompco. With effect from 1 July 2005, iGas exercised its option to purchase 25% of the shares in Rompco. CMG exercised its option with effect from 2 August 2006. A total profit of R576 million was realised on the sale of shares to the respective parties. The change in shareholding positively impacted the political risk profile of the investment in Rompco and the MSP.

        As part of Sasol Gas' commitment to broad based BEE, Sasol Gas formed a joint venture company with Coal Energy and Power Resources Limited, to form, Spring Lights Gas, in 2003 to which it sold its marketing business in KwaZulu-Natal, a province in South Africa. This venture has realised substantial growth in the market since its inception.

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

        The pipeline gas segment in the energy industry in South Africa is still in its infancy. It is expected that the market will grow further as a result of the introduction of natural gas from Mozambique since 2004. The current supply of 133,2 MGJ/a of pipeline gas increased from 122,3 MGJ/a in 2008. Compared to developed countries, South Africa is a small consumer of natural gas as a percentage of its total energy requirements. This presents us with the opportunity to increase sales of environmentally preferred natural gas. Environmental and technological trends together with new environmental legislation are expected to entice customers to convert to gas as a substitute for environmentally less desirable energy sources. During 2009, natural gas volumes sold reached 110,2 MGJ/a and methane rich gas volumes 23,1 MGJ/a.

        Sasol Gas supplies 59,4 MGJ/a of gas to 574 industrial and commercial customers in the South African provinces of Mpumalanga, Gauteng, KwaZulu-Natal, North-West and the Free State. Besides

marketing pipeline gas to these customers, natural gas is also supplied as feedstock to Sasol's facilities in Sasolburg and Secunda.

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

Factors on which the business is dependant

Licences and regulations

        We are in the process of obtaining the relevant licences for the operation of transmission gas facilities in order to comply with the Gas Act and the rules published by the National Energy Regulator of South Africa (NERSA). Refer Item 4B "Business overview—Regulation of pipeline gas activities in South Africa" for additional information.

Property, plants and equipment

        The MSP natural gas transmission pipeline owned by Rompco is a 26 inch carbon steel underground pipeline of 865 km. The pipeline starts from the natural gas central processing facility (CPF) at Temane in Mozambique and ends at the pressure protection station (PPS) in Secunda, South Africa. The instantaneous capacity of the pipeline is 136 MGJ/a, with an annual average of 120 MGJ/a without any additional compression along the pipeline. Rompco is in the process of constructing the first compressor station near Komatipoort in South Africa. This will increase the operating pressure and enable the pipeline to transport up to an annual average of 149 MGJ/a. The compressor is expected to be commissioned towards the end of the second quarter of 2010.

        The inland distribution network of Gauteng is fed from the PPS at Nigel. The network is operated at a pressure of 3 350 kPa and lower and the capacity of the distribution network is 80 MGJ/a. These pipelines supply various low pressure distribution areas as well as some customers directly. Where these lines enter into various distribution areas, a pressure reduction station reduces the pressure to 625 kPa. The southern part of the inland network ends at the auto thermal reformer plant (ATR) in Sasolburg. The ATR plant is used to convert the natural gas into chemical feedstock for the Chemical Cluster businesses located in Sasolburg.

        The Secunda, Witbank and Middelburg distribution network receives methane-rich gas from Sasol Synfuels. The normal maximum operating pressure for this pipeline is 3 000 kPa and the capacity of the network is 10 MGJ/a. The same methane-rich gas as supplied to Witbank and Middelburg is compressed and fed into the Transnet Pipelines transmission pipeline to feed our customers in the

KwaZulu-Natal province. The normal maximum operating pressure for this pipeline is 5 900 kPa and the capacity of the network is 20,8 MGJ/a.

Sasol Synfuels

Nature of the operations and principal activities

        Sasol Synfuels, based in Secunda operates a coal and gas based synthetic fuels manufacturing facility. We produce syngas primarily from low-grade coal with a smaller portion of feedstock being natural gas. The process uses advanced high temperature Fischer-Tropsch technology to convert syngas into a range of synthetic fuel components, as well as industrial pipeline gas and chemical feedstock. We produce most of South Africa's chemical and polymer building blocks, including ethylene, propylene, ammonia, phenols, alcohols and ketones. We operate the world's largest oxygen production facilities (according to Air Liquide, the French industrial gas company), currently consisting of 15 units. We are in a process of expanding the oxygen facility with an additional unit.

        Major growth opportunities exist for us in the domestic and international markets. Sasol Synfuels is partnering with Sasol Technology, Sasol Oil and key chemical businesses in a feasibility study for a substantial increase in production. This project consists of two phases. The first phase will expand the current high temperature Fischer-Tropsch volumes and the second phase will use low temperature Fischer-Tropsch technology, with both the natural gas and coal as feed streams. Portions of the first phase are currently in the execution phase, with the remainder of the first phase in feasibility stage. The second phase is in pre-feasibility stage.

        Capital to the value of R7,2 billion has been approved for execution of the first stage of the Sasol Natural Gas Growth Project (SNGGP). The total cost of the first stage currently being executed will be approximately R14 billion. This investment will result in an increase in production of approximately 3,2% on a sustainable basis as well as additional power from gas turbines. During 2008 and 2009, Sasol Synfuels has incurred costs of R550 million in respect of the pre-feasibility and feasibility studies related to the SNGGP. Further growth opportunities are being considered, but these are in the early stages and have not yet been approved for commercial development. It is therefore premature to assess the impact they would have on our operations.

Principal markets

        Sasol Synfuels sells fuel components to Sasol Oil, and methane-rich gas is sold to Sasol Gas. Chemical feedstocks are sold to the chemical divisions of Sasol and its joint venture partners, including Merisol. Such feedstocks are processed and marketed for a wide range of applications locally and abroad. Ammonia and sulphur are sold to the fertiliser and explosives industries, including Sasol Nitro, our nitrogenous products division.

Raw materials

        The dominant feedstock components used by Sasol Synfuels in the production process are low grade coal obtained from Sasol Mining and natural gas obtained from Sasol Gas. Prices of low grade coal are influenced by the South African Producer Price Index while the price of natural gas is mainly determined by the international price of crude oil.

Marketing channels

        The bulk of our products are primarily sold to other Sasol business units. A very small volume of carbon products are directly marketed to clients abroad, via commercial distribution channels.

Property, plants and equipment

  Specific product volumes

	2009	2008	2007
	(Mt)
Total production volumes	7,1	7,4	7,3

	2009	2008	2007
	(% of total production)
Liquid and gaseous fuels	63	64	64
Petrochemical feedstock	28	27	27
Carbon plus nitrogenous feedstock for fertilisers and explosives	7	7	7
Specialised cokes, creosote and related carbon and tar products	2	2	2

        Sasol Synfuels is continuing the development of an Operations Excellence approach suitable for Sasol Synfuels' manufacturing activities. Greater energy efficiency is also being pursued through new programmes aimed at reducing overall unit cost, improving environmental performance and assuring the reliability of electricity supply. Sasol Synfuels has commenced with the construction of a 200-megawatt power-generation plant at Secunda. Beneficial operation is planned to be achieved during the latter part of 2010. This facility will be commissioned on natural gas but will eventually use waste-gas streams as an energy source to reduce costs and environmental impact as well as overall site energy efficiency.

        Overall production volumes for 2009 were lower than 2008. This was mainly due to production instabilities experienced at the gasification and gas reforming plants. Various capital renewal projects are in progress to ensure improved plant reliability, especially at these two plants. The renewal programmes are planned for completion by the latter part of 2012.

        Sasol Synfuels continues to advance a series of major environmental projects as part of a wider group initiative in South Africa to reduce our environmental footprint and enhance operational efficiency. We are starting up the sulphuric acid plant at Sasol Synfuels and an ammonium sulphate facility at Sasol Nitro that is expected to cost R1 142 million. The sulphuric acid plant will use hydrogen sulphide and offtake gas from the Rectisol plant as feedstock. Sasol Nitro will convert a large percentage of the sulphuric acid into ammonium sulphate, an important fertiliser ingredient. The sulphuric acid plant is expected to achieve beneficial operation in the fourth quarter of the 2009 calendar year.

        We are also focusing on opportunities to reduce volumes of low-level volatile organic compounds (VOCs), as well as emissions of sulphur oxides (SOx) and oxides of nitrogen (NOx). Projects are in various development phases.

        Sasol Synfuels has approved capital of R774 million for environmental clean up projects. This amount includes spending on black product remediation, rehabilitation of the waste ash site and dolomite pits and the reduction of VOC emissions. To date, the expenditure on these projects amounts to R268 million, with the remaining R506 million to be spent in the future.

Sasol Oil

Nature of the operations and principal activities

        Sasol Oil encompasses the established liquid fuels, bitumen and lubricants marketing activities of Sasol through our commercial and retailing interests, featuring both the Sasol and the Exel brands. Operations include fuel blending and storage facilities at our Secunda operations to turn fuel components procured from Sasol Synfuels into market ready products. We are also responsible for crude oil procurement, shipping and the subsequent refining of crude through our majority shareholder interest in the Natref refinery in Sasolburg, as well as final product supply to, and trading with, other licensed wholesalers operating in Southern Africa. Products include petrol, fuel alcohol, diesel, jet fuel, illuminating paraffin, LPG, fuel oils, motor and industrial lubricants and bitumen.

  Liquid fuels marketed

	2009	2008	2007
	(million m3)
Total liquid fuel sales	9,85	9,98	9,69
Total liquid fuel sales (exported)	0,56	0,84	0,83

Principal markets

        Sasol Oil's fuel production is primarily located in South Africa's industrial heartland, where an estimated 62% of the country's petrol and diesel is consumed. Our full production of approximately 8,4 million m3 of white products per year is insufficient to supply this market. The balance of the market is supplied from coastal refineries and imports, transported via the Transnet Pipelines' (previously Petronet) pipeline, road and rail tankers. Limited amounts of white products are exported overland to neighbouring countries.

Seasonality

        The total South African demand for transportation fuels is fairly consistent throughout the year. However, slightly higher demand for petrol is evident during the December holiday period and diesel demand tends to peak during October, the summer grain planting season. Demand during the first quarter of the calendar year is generally weaker than the annual average.

        As a result of South Africa's longstanding regulatory regime, which is based on import alternatives, the local oil industry is a price taker from international markets. Local price seasonality is mainly as a result of northern hemisphere demand peaks for petrol in the summer and diesel in the winter. This normally results in petrol and diesel prices being higher during our winter and summer compared to the USA and Europe, respectively. During 2009, international petrol and diesel price trends have been substantially different to the established historical norm. A reduction in global demand for petrol and diesel has affected the prices and reduced normal seasonality, resulting in lower than anticipated refining margins. It is, however, too early to determine if the traditional seasonality has changed permanently.

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

  •
  Crude Oil

    Natref obtains approximately 50% of its crude oil requirements from the Middle East (of the purchases from the Middle East approximately 12 000 bpd of crude oil is purchased from Naftiran Intertrade Company Limited of Iran and approximately 20 000 bpd of crude oil is purchased from Saudi Arabia) through crude oil term contracts. The balance of the requirement is bought on the spot market from West Africa and other sources. Volatility in crude oil prices has increased since the late 1990's as result of international supply/demand dynamics and geo-politics. Crude oil prices were extremely high at the beginning of the 2009 financial year, dropping to levels seen four years ago and then slowly rising again towards the end of the financial year. Crude oil is landed at Durban and transferred to the refinery by a 670 km pipeline owned and operated by Transnet Pipelines, a subsidiary of Transnet, which is a state-owned multi-modal transport company.

  •
  Lubricant Base Oils

    Sasol Oil owns a portion (40%) of the ESA Lubricants Blending facility of Island View in Durban. The plant is managed by Engen Petroleum and blends automotive and industrial lubricants to Sasol Oil specifications. Base Oils are predominantly procured locally.

Marketing channels

        Sasol Oil's marketing effort can be divided into four main areas namely sales to licensed wholesalers, retail and commercial markets in South Africa and in other African countries, as well as overland exports into Africa.

  •
  Licensed wholesalers

    Sasol Oil is predominantly a bulk supplier to licensed wholesalers. Multi-national oil companies with their own South African refining capacity, namely, British Petroleum (BP), Engen Petroleum Limited (Engen), Royal Dutch Shell (Shell), Chevron and Total South Africa (Pty) Limited (Total), rely on Sasol to supply a large part of their inland retail and commercial marketing requirements. A new type of licensed wholesaler, referred to as a Non-Refining Wholesaler, has emerged over the past few years. Non-Refining Wholesalers have limited access to retail networks and tend to compete with major oil companies in the commercial market.

    Individual agreements that vary in terms of duration, volume, and modes of delivery, regulate the relationship between Sasol and its licensed wholesale customers. The agreed product slates reflect Sasol Oil's production slate to aid efficient and reliable supply. Product is imported to cover planned and unplanned refinery outages to ensure that supply commitments are met.

  •
  Retail, Commercial, Lubricants, Aviation Fuel, Fuel Oil and Bitumen

    We believe that independent access to retail and commercial markets have strategic, competitive and growth opportunities, and we intend to improve our position in the South African fuels market in this respect. Sasol Oil entered the South African retail market on 1 January 2004 with Sasol- and Exel-branded retail convenience centres. Currently our network consists of 411 retail convenience centres across South Africa. Sasol's current national market share is estimated at 9,4%. New site development is progressing, although slower than anticipated, due to, amongst other things, a challenging regulatory environment.

    The commercial business has been repositioned to become a significant contributor through customer focused strategy. A significant number of large supply contracts have been signed. Current estimated market share is 6%.

    Efforts for future growth in the retail and commercial business are focused in our "Marketing Corridor" consisting of the Gauteng, Mpumalanga, Limpopo, North West, Free State and KwaZulu-Natal provinces of South Africa. Currently 95% of our commercial volumes and 82%

    of our retail sites are within this marketing corridor. Lubricants are marketed within our group of companies and retail networks as well as targeted industrial market segments.

    During 2009, we acquired the remaining 50,1% of Exelem Aviation (Pty) Limited. The business is now trading as Sasol Aviation (Pty) Limited (Sasol Aviation). Sasol Aviation is tasked with jet fuel marketing at South Africa's premier airport, OR Tambo International. Since its inception in 2003, Sasol Aviation's market share at the airport has grown to approximately 17%.

    The Fuel Oil business provides a remarkably diverse range of heating fuels and applications to industrial and mining customers. The Natref refinery is situated 670 km from the coast. The resultant lack of a bunker fuels market makes this business unit crucial to ensure smooth refining operations at Natref.

    We now fully own Tosas Holdings (Pty) Limited after having purchased the 30% share held by Total in November 2007. Tosas Holdings (Pty) Limited procures bitumen from Sasol Oil.

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

    Sasol Oil holds a 49% interest in Petromoc e Sasol Sarl (PeSS), which is a joint venture with the Mozambican national state oil company, Petromoc. PeSS operates a network of 8 retail convenience centres and has 30 commercial customers. It has 8% market share in Mozambique. Both petrol and diesel are marketed through PeSS.

  •
  Trading exports (Africa Overland)

    Export sales to other African countries are effected at the refinery gate, as Sasol Oil has no marketing assets in these countries. Volumes available for export to these markets are limited as a result of significant demand growth in South Africa.

Factors on which the business is dependent

        Activities across the value chain, including manufacturing, wholesaling and retailing, are regulated through as licensing regime. Further, retail pump prices of petrol, the maximum refining gate price of LPG and a maximum single national retail price of unpacked illuminating kerosene are controlled by the Petroleum Controller under the Petroleum Products Act, 1977 (Act 120 of 1977).

        A licensing regime for activities in the South African oil industry was introduced during 2006. Manufacturing, wholesaling and retailing of petroleum products may only be conducted once a licence has been issued by the Petroleum Controller under the Petroleum Products Act, 1977 (Act 120 of 1977). Onerous application requirements and a lengthy licensing process may hamper the development of retail convenience centres in future. Refer Item 4B "Business overview—Regulation of petroleum-related activities in South Africa" for additional information.

        The methodology to determine marketing margins via controlled fuels prices is currently under review by the Petroleum Controller, and it is uncertain how the results of this review will impact our marketing activities.

        NERSA, under the Petroleum Pipelines Act, sets tariffs for petroleum pipelines and approves tariffs for third party access to storage and marine loading facilities. This Act grants NERSA limited discretion when applying its pricing methodologies to set tariffs, which may prove advantageous for some competitors, because of different market and geographic positions. Recently, NERSA approved new pipeline tariffs that became effective on 6 May 2009. These tariffs are lower than those ruling during the previous tariff period and resulted in a reduced tariff differential between crude oil and refined products, which negatively affects Natref. In the short term, and until a new white products pipeline is commissioned, this situation will persist. Upon commissioning of the new white products pipeline, the tariff differential between crude oil and refined products may increase, if NERSA's tariff setting methodology remains unchanged. Refer Item 4B "Business overview—Regulation of petroleum-related activities in South Africa" for additional information.

Property, plants and equipment

Natref refinery operational statistics(1)

	2009	2008	2007
Crude oil processed (million m3)	3,5	3,5	3,2
White product yield (% of raw material)	88,3	88,8	90,4
Total product yield (%)	98,0	97,8	98,7

(1)
Data based on our 63,64% share in Natref

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

        Under the terms of an agreement concluded between Total and Sasol, Total has the option to purchase up to 13,64% of the ordinary shares in Natref from Sasol at fair market value upon the occurrence of certain events. Since December 2003, Total has had two opportunities to increase its shareholding in Natref to 50%, the first being the termination of the Main Supply Agreements and the second the proposed transaction between Sasol and Petronas, which was subsequently prohibited by the Competition Tribunal. On both occasions Total decided not to exercise its option to increase its shareholding in Natref.

        During 2005, we invested in the Natref refinery to meet new fuel specifications, which required us to discontinue the addition of lead additive to gasoline and to produce diesel that contains less than 500 ppm sulphur. The impact of this has been that Natref's refining capacity was reduced to 89% of capacity. We are currently busy with initiatives and further investigations to increase the capacity of the Natref refinery back to its previous capacity. It is foreseen that new processing units will have to be built to meet the further evolution of South African fuel specifications (required for the control of exhaust emissions from road-going vehicles in South Africa) by the earliest in 2014, and increase the resultant reduced capacity of the refinery, which will require a substantial investment of approximately R4 500 million.

        During 2009, the overall refinery availability amounted to 93,5%, mainly due to planned and unplanned shutdowns. Of the unplanned shutdowns, the most significant were outages of the crude distillation unit, diesel unifiner unit, sulphur unit and residual crude desulphuriser unit. A major turnaround of the distillate hydrocracker, residual crude desulpheriser, hydrogen and sulphur units was successfully executed in 2009.

International Energy Cluster

Sasol Synfuels International

Nature of operations and principal activities

        Based in Johannesburg and formed in 1997, SSI, our technology marketing and support subsidiary, is responsible for developing and implementing international business ventures based on our Fischer-Tropsch synthesis technology. We initiate and develop new ventures from project conception through to venture implementation and participate fully in supporting those ventures, holding equity in and marketing the products.

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

        Currently we believe, based on our knowledge of the industry and publicly available information, that on a worldwide basis we have the most extensive experience in the application of Fischer-Tropsch technology on a commercial scale. Given the increasing discovery of extensive natural gas reserves, especially in remote regions, our Sasol SPD™ process can be applied with significant commercial advantages in various parts of the world. As a consequence, our technology has evoked interest from countries and companies with extensive natural gas reserves as an appealing alternative for commercialising these reserves. In recent years, we have been actively promoting our Sasol SPD™ technology and are examining opportunities with a view to commencing commercial application for new GTL and CTL plants.

        The Sasol SPD™ process converts natural gas into diesel and other liquid hydrocarbons which are generally more environmentally friendly and of higher quality and performance compared to the equivalent crude oil-derived products. In view of product specifications gradually becoming more stringent, especially with respect to emissions, we believe that the option of environmentally friendly GTL and CTL fuels will become increasingly appealing. GTL and CTL diesel can be used with optimised engines for best performance, although it can also be utilised with current compression ignition engines. GTL diesel is currently used as a cost-competitive blend stock for conventional diesels, thereby enabling conventional diesel producers to improve the quality and capacity of their product without investing substantially in sophisticated new plants and infrastructure. We anticipate that the combined factors of GTL and CTL diesel's superior characteristics and the prevailing market conditions in developed economies will enable GTL and CTL diesel to command premium prices for either niche applications or as a blend stock for upgrading lower- specification products. The construction of GTL/CTL facilities and the production of GTL/CTL fuels require significant capital investment, at least during their initial stages, as is usually the case with the application of new technologies.

        In support of this growth driver, our team of researchers continues to advance our GTL and CTL technology, including our proprietary low-temperature Fischer-Tropsch Slurry Phase reactor and cobalt-based catalysts.

GTL developments utilising the Sasol SPD™ process

        In June 1999, Sasol and Chevron Corporation, agreed to create a global alliance, Sasol Chevron (SC), a 50:50 joint venture between Sasol and Chevron, in order to identify and implement ventures based on the Sasol SPD™ process as part of our strategy to exploit our Fischer-Tropsch technology and to develop and commercialise the GTL process. During the first half of 2009, Sasol and Chevron reviewed and optimised their business model for cooperation regarding their GTL ambitions and have agreed, in future, to work together directly and only on a case-by-case basis, rather than through the SC joint venture.

        In July 2001, we signed a joint venture agreement with Qatar Petroleum to establish Oryx GTL (Qatar Petroleum 51% and Sasol 49%). The joint venture has constructed a GTL plant located at Ras Laffan Industrial City to produce high quality synfuels from Qatar's natural gas resources. The plant started producing on specification product during the first quarter of calendar year 2007 and first product was sold in April 2007. The performance and production ramp up of Oryx GTL are meeting expectations. The average daily production for 2009 more than doubled that of the previous year.

        In December 2008, following negotiations with Chevron Nigeria Limited, Sasol reduced its economic interest in the Escravos GTL project from 37,5% to 10%, for which a consideration of R3 486 million (US$360 million) was received. Due to uncertainties that have recently arisen from the fiscal arrangements for the project, management reassessed this impact on its commitments relating to the project. This resulted in a provision of R1 280 million being recognised. A loss of R771 million was realised on the disposal. The 10% economic interest retained by Sasol has been recognised as an investment in an associate at its fair value from the effective date of the transaction. Sasol continues to provide full technical and manpower support to the project.

        In April 2009, Sasol, Uzbekneftegaz, the natural oil and gas company of Uzbekistan, and Petronas, of Malaysia, signed agreements to evaluate the feasibility of GTL and upstream co-operation in Uzbekistan. On 15 July 2009, we signed a joint venture agreement with Uzbekneftegaz and Petronas, which launched a feasibility study for the development and implementation of a GTL project in Uzbekistan.

CTL developments utilising Sasol's proprietary Fisher Tropsch technology

        In June 2006, Sasol announced the signing of co-operation agreements with the Shenhua Group Corporation Limited and the Shenhua Ningxia Coal Industry Group Company Limited of the People's Republic of China to proceed with the second stage of feasibility studies to determine the viability of two 80 000 barrels per day (bpd) CTL plants, respectively, in the Shaanxi Province and in the Ningxia Hui Autonomous Region.

        In August 2008, Sasol and the Shenhua Ningxia Group agreed to proceed with only one plant with a nominal capacity of 80 000 bpd in the Ningxia Hui Autonomous Region of China, which is situated about 1 000 km west of Beijing. The proposed site in the Ningdong Chemical and Energy base has excellent infrastructure and there are abundant coal reserves in proximity which provide a platform for possible future expansion. A feasibility study for the project is currently being conducted, the results of which are expected in 2010.

        We have initiated an engagement with key stakeholders to ensure the establishment of an enabling environment to evaluate the potential for a CTL project in India. This has resulted in the decision to open a representative office in Mumbai. Sasol and the Tata group of India have signed agreements to form a 50:50 joint venture company and have been allocated a portion of the North of Arkhapal and Srirampur coal blocks in the Talchar coalfield in the State of Orissa for the development of a potential CTL project in India.

        We have completed our evaluation of the viability of a CTL facility in a number of coal-rich states in the USA and are currently considering our options. We continue to be involved in exploratory discussion with some of the world's coal-rich countries, such as Indonesia, with a view to developing CTL plants in the future.

Principal markets

        The bulk of the ultra-low-sulphur GTL diesel produced at Oryx GTL will initially be sold as a blend stock to produce on-specification automotive diesel from middle distillate product streams derived from conventional oil refining. The GTL naphtha produced at Oryx GTL is sold to naphtha crackers that produce olefins such as ethylene.

Seasonality

        GTL product prices reflect the seasonal behaviour of global petroleum product markets.

Raw materials

        Oryx GTL, a 51% Qatar Petroleum and 49% Sasol Joint Venture, purchases natural gas feedstock from ExxonMobil Middle East Gas Marketing Limited and Qatar Petroleum under a gas purchase agreement with a contractual minimum off-take volume. The agreement commenced in January 2006 and is valid for a term of 25 years with an option to extend for a further 7 years.

Marketing channels

        The products produced by Oryx GTL are marketed by Sasol Synfuels International Marketing under a marketing and agency agreement.

Factors on which the business is dependent

Technology

        SSI is dependant on the successful integration of various technologies also referred to in the description of the Sasol SPD™ process.

Feedstock

        The growth of the SSI business depends i.e. on the availability of competitively priced natural gas and coal reserves.

Remaining cost competitive

        Working closely with Sasol Technology's Fischer-Tropsch process innovation teams at Sasolburg and Johannesburg, we are involved in an ongoing programme aimed at further improving competitiveness by lowering the capital and operating costs of future GTL and CTL plants.

Property, plants and equipment

        We, together with our joint venture partner, Qatar petroleum, decided to repay the outstanding balance of the limited recourse project financing of the Oryx GTL venture. In April 2009, an amount of US$301,2 million, being our share of the financing was repaid prior to its maturity date.

Plant description	Location	Design capacity
Oryx GTL	Ras Laffan Industrial City in Qatar	32 400* bpd (nominal)

*
Nominal design capacity was 34 000 bpd but the final approved detailed design capacity was 32 400 bpd.

Sasol Petroleum International

Nature of the operations and its principal activities

Mozambique

        Our natural gas extraction and processing activities on the Temane reservoir have been fully operational since the first quarter of the 2004 calendar year. Production from the Pande field commenced following an extensive drilling campaign during 2007/8 and completion of the flowline and trunkline tie-in in 2009. Current gas production levels are in line with original expectations at the time of project approval.

        The ownership structure of the current onshore licences in Mozambique is 70% Sasol Petroleum Temane Limitada (SPT), 25% Companhia Moçambicana de Hidrocarbonetos S.A.R.L (CMH) and 5% International Finance Corporation (IFC).

        In offshore Blocks 16 and 19 in Mozambique, two exploration wells were successfully drilled in the period October 2008 to January 2009. Both wells found the primary target to be gas-bearing. A significant amount of follow-up study work and appraisal drilling will be required to assess the commerciality of the discoveries. The concessionaires have entered into the second exploration phase of the licence agreement. These exploration activities are aimed at further expansion of gas resources in support of market opportunities that have been identified, both in South Africa and in Mozambique.

        As part of our strategy to expand our resource base in Mozambique, we have bid for and been awarded Block A as part of the recent Mozambique licensing 3rd round. Exploration and production concessionaires contract (EPCC) negotiations are ongoing.

Gabon

        In Gabon, we hold a 27,75% working interest in the Etame Marin Permit, operated by VAALCO Gabon (Etame) Inc. This permit contains the Etame, Avouma and Ebouri fields as well as other discoveries and prospects. During the first half of 2009, the combined gross oil production from all three producing fields averaged 24 000 bpd.

        The Etame field is currently producing from one vertical and three horizontal wells. The field produces through a Floating Production Storage and Off-loading (FPSO) vessel moored above the Etame field. The Avouma field was brought on stream in January 2007. The field produces from two wells via a minimum facilities fixed platform tied back by pipeline to the Etame FPSO with production commingled on the vessel. The Ebouri Field was brought into production early in 2009. Development is via a minimum-facilities platform and two horizontal wells tied back to the Etame FPSO.

        The North Etame exploration well was drilled in February 2009. The well encountered the Gamba reservoir but this was water-bearing, and the well was plugged and abandoned.

Nigeria

        We currently hold a 5% interest in the OPL-249 permit, for which Chevron is the operator. The licence includes part of the Bonga SW/Aparo field for which a development plan is being considered. Sasol has a 0,375% interest in this very large field. The licence area also includes the potential development of the Nsiko field. Chevron is in discussions with the Nigerian government with a view to awarding the Front End Engineering Design work.

        We also hold a 5% interest in the OPL 214 permit, where ExxonMobil is the operator. Three oil discoveries have been drilled in the licence to date, two of which discovered and delineated the Uge Field. A feasibility study for the Uge development has been completed, and a field development plan is being considered.

        We have accepted a 6% paying interest (2,4% working interest) in the OPL 247 licence. Extensive 3D seismic data/studies have been acquired and interpreted. The first exploration well is expected in 2010.

        We also have a 5,1% interest in Block 1 of the Nigeria/Sao Tome e Principe joint development zone. The OBO-1 discovery is a non-commercial discovery on a stand alone basis. Exploration efforts will focus on joint development with possible additional exploration successes.

South Africa

        Following the change in legislation in South Africa, the conversion process from the "sub-lease" agreements to the "exploration rights/production rights" agreement (ER/PR) is still ongoing. We had a 10% partially carried interest in the prospecting sub-lease agreement in Block 3A/4A, offshore of South Africa's west coast. It is expected that the partially carried interest will be converted to a partially carried ER/PR contract during the 2009 calendar year.

Recently acquired exploration licenses

        In June 2008, Sasol Petroleum International negotiated a 51% working interest and operatorship of four hydrocarbon prospecting licences covering a land area of 37 000 square kilometres, close to established gas fields in the "foreland" area of Papua New Guinea. Sasol Petroleum International has been managing the four onshore licences to ensure that all necessary contractual obligations will be met. 375 kilometres of 2D seismic data has been acquired, and is currently being processed, with a view to defining prospects that can be drilled in 2010.

        In July 2008, Sasol Petroleum International farmed into WA-388 licence in the Carnarvon Basin, offshore NW Shelf Australia, agreeing to part-fund a 1 064 square kilometres 3D seismic acquisition programme, thereby earning a 30% participating interest. The 3D seismic acquisition was completed in the second half of the 2008 calendar year. The seismic data is currently being processed, with final results available during the 2009 calendar year.

Principal markets

Mozambican production

        Other than royalty gas provided to the Mozambican government, all gas produced is exported to South Africa. The Mozambican government is dedicating royalty gas for use in the vicinity of the processing plant in Temane as well as developing the gas market in the capital city, Maputo. The natural gas condensate produced in the gas processing plant is currently sold at the plant, trucked to Maputo by the buyer, and exported via the port of Maputo to offshore markets.

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

        In South Africa Sasol Polymers has four operating businesses:

  •
  Monomers;

  •
  Polypropylene;

  •
  Polyethylene; and

  •
  Chlor Vinyls.

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

  •
  Our 40% shareholding in Petlin (Malaysia) Sdn Bhd (with Petronas of Malaysia), a manufacturer and supplier of LDPE. A 255 ktpa tubular plant is operated by Petlin (Malaysia). Our 50% shareholding in Arya Sasol Polymer Company in Iran with Pars Petrochemical Company, a subsidiary of the National Petrochemical Company of Iran, a manufacturer and supplier of ethylene (1 000 ktpa), LDPE (300 ktpa), and medium and high density polyethylene (300 ktpa). Beneficial operation has been achieved for the entire Arya Sasol Polymers complex during 2009. The ethane cracker reached beneficial operation in November 2007. The low-density polyethylene plant and high-density polyethylene plant reached beneficial operation in November 2008 and January 2009, respectively. We understand that recently the National Petrochemical Company of Iran transferred 40% of its shareholding in Pars Petrochemical Company to SATA, a private company in Iran that is primarily engaged in making investments on behalf of the pension fund of the armed forces.

  •
  A 40% share in Wesco China Limited (with Rhine Park Holdings), a polymer distributor in China and Taiwan.

Principal markets

        Over the past three years between 54% and 78% of Sasol Polymers' revenue has been earned from sales into the South African market.

        We are the sole polymer producer of PVC, LDPE and LLDPE in South Africa and have the leading share of sales of these products in South Africa, where the competition is in the form of polymer imports primarily from Asian and Middle Eastern producers. We supply 160 ktpa ethylene and 100 ktpa propylene under contract to Safripol (Pty) Limited (Safripol) in Sasolburg, South Africa, by pipeline for the production of HDPE and polypropylene, respectively. We compete directly with Safripol in the polypropylene market, where we have a significant share of the South African market. Caustic soda is sold primarily in South Africa into the pulp and paper, minerals beneficiation and soap and detergent industries. We are the sole local producer of sodium cyanide solution which is sold to local gold producers. Sales are expected to be in line with investment in dump retreatment in association with gold and uranium prices.

        Currently, we export polymers from our South African operations to the African continent, South East Asia, Europe and South America. Product from the Petlin plant in Malaysia is sold into Malaysia, India, China, Australia and New Zealand. The focus for polymer marketing activity from our Iran operations is mainly South East Asia, China and the Indian subcontinent, while ethylene is being exported into South East Asia.

Seasonality

        Global polymer demand does not show any marked annual seasonality although higher demand tends to arise in the third quarter of each calendar year as converters stock up for increased sales over the South African festive season.

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

Raw materials

        Feedstock for ethylene and propylene in South Africa is purchased from Sasol Synfuels at market-priced fuel-alternative values. The mechanism for determining the fuel-alternative value is based on the South African Basic Fuel Price (BFP) mechanism administered by the Department of Mineral Resources. Feedstock prices have increased in line with the oil price. Salt used in our chlor-alkali production process is imported from Namibia and Botswana at US-dollar denominated prices. Electricity is purchased from Eskom, South Africa's state-owned electricity provider.

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

        For exports from South African operations, an international trading business was established to sell directly into Southern Africa and through distributors and agents into East and West Africa, the Far East, Europe and South America. All sales, administration and logistics are arranged from the Johannesburg office. Half of the exports from Arya Sasol will be handled by Sasol Polymers Middle East, a newly established marketing company in Dubai and wholly owned by SPII.

Property, plants and equipment

        The following table summarises the production capacities of each of our main product areas.

  Production capacity at 30 June 2009

Product	South Africa(2)	Malaysia(1),(2)	Iran(1),(2)
	(ktpa)	(ktpa)	(ktpa)
Ethylene	618	72	500
Propylene	950	11	—
LDPE	220	102	150
MD/HDPE	—	—	150
LLDPE	150	—	—
Polypropylene–1	220	—	—
Polypropylene–2	300	—	—
Ethylene dichloride	160	—	—
Vinyl chloride	205	—	—
PVC	190	—	—
Chlorine	145	—	—
Caustic soda	160	—	—
Cyanide	40	—	—
Hydrochloric acid	90	—	—
Calcium chloride	10	—	—

  (1)
  Includes our attributable share of the production capacity of proportionately consolidated investees.

  (2)
  Nameplate capacity represents the total saleable production capacity. Due to the integrated nature of these facilities, the requirement for regular statutory maintenance shutdowns and market conditions, actual saleable volumes will be less than the nameplate capacity.

Sasol Solvents

Nature of the operations and its principal activities

        We are one of the leading manufacturers and suppliers of a diverse range of solvents, co-monomers and associated products. Solvent products are supplied to customers in approximately 110 countries and are used primarily in the coatings, printing, packaging, plastics, pharmaceutical, fragrance, aerosol paint and adhesive industries, as well as in the polish, cosmetics, agriculture and mining chemicals sectors. Pentene, hexene and octene are used as co-monomers in polyethylene production. We have production facilities in South Africa at Secunda and Sasolburg and in Germany at Moers and Herne. Our product range includes ketones, glycol ethers, acetates, alcohols, acrylates, pentene, hexene and octene, fine chemicals and mining chemicals. Our joint venture with Huntsman Corporation (Sasol Huntsman) produces maleic anhydride in Europe. We believe that the breadth of our product portfolio provides a competitive advantage relative to the more limited portfolios of some of our competitors in the global market.

        During the year, following a fire at the loading facilities at our Germiston site, we ceased operations and have decided to shut the site down. This did not have a significant impact on our business.

Principal markets

        In 2009, approximately 1,72 Mt of products were sold worldwide. Our global business is managed from offices in Johannesburg in South Africa. We have sales offices in Europe, Asia, the Middle East and the USA.

        We market our products throughout the world, with a large proportion of our alcohols being distributed in Europe. We are the leading producer of solvents in South Africa and we are the global market leader in co-monomers based on production capacity.

        Our competition varies depending on the products sold and includes a number of major international oil and chemical companies. Our competitors include ExxonMobil, Shell Chemicals, BP Chemicals, Chevron Phillips, Ineos, the Dow Chemical Company, Celanese and Eastman.

Seasonality

        Production and sales volumes are generally not subject to seasonal fluctuations but tend to follow the broader global industry trends. In terms of the global cyclical nature of our products, periods of high demand and higher prices are followed by an increase in global production capacity which can depress global margins. The current global economic crisis has had a detrimental effect on our production and sales volumes.

Raw materials

        Feedstocks for our operations in Secunda are derived mainly from Sasol Synfuels at market-priced fuel-alternative values based on the Basic Fuel Price. Fluctuations in the crude oil price and rand/US dollar exchange rate have a direct impact on the cost of our feedstocks and hence on margins. Feedstocks in Sasolburg are purchased from Sasol Polymers (based on fuel-alternative value) and Sasol Infrachem based on a long-term supply contract price with an annual inflation-linked escalation clause.

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

        A combination of product and account managers ensures continued, long-term relationships with our customers. Our in-house sales and administrative staff manage order processing, logistics and collection of payments as well as customer relationships. The use of bulk supply facilities situated in China, Dubai, Rotterdam and Antwerp in Europe, Singapore, South Africa and the United States allows for timely delivery to our customers.

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

        We are in the process of obtaining the relevant data required in order to comply with the European Chemical Policy, Registration, Evaluation and Authorisation of Chemicals (REACH), which became effective on 1 June 2007. The estimated costs of compliance over the next ten years amount to approximately €7 million.

Property, plants and equipment

  Production capacity as at 30 June 2009

Product	Facilities location	Total(1) (ktpa)
Ketones		328

• Acetone	South Africa	175
• MEK	South Africa and Germany	125
• MiBK	South Africa	28

Glycol ethers		80

• Butyl glycol ether	Germany	80

Acetates		54

• Ethyl acetate	South Africa	54

Mixed alcohols	South Africa	215
Pure alcohols		853

• Methanol (C1)	South Africa	140
• Ethanol (C2)	South Africa and Germany	254
• n-Propanol (C3)	South Africa	54
• Isopropanol (C3)	Germany	240
• n-Butanol (C4)	South Africa	150
• iso-Butanol (C4)	South Africa	15

Acrylates		125

• Ethyl acrylate	South Africa	35
• Butyl acrylate	South Africa	80
• Glacial acrylic acid	South Africa	10

Co-monomers (pentene, hexene and octene)		356

C5-C8 alpha olefins	South Africa	356

Anhydrides		30

Maleic anhydride	Germany	30

Other	South Africa and Germany	39

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

        Approximately 70% of our production capacity is at sites in South Africa and 30% in Germany. Our third octene plant, with a nameplate capacity of 100 ktpa, started up at the end of June 2008.

        Construction of an additional methyl iso-butyl ketone (MiBK) train using improved Sasol technology, which will increase capacity to almost 60 ktpa, is progressing with beneficial operation planned for the end of the 2009 calendar year.

        Sasol-Huntsman is progressing with plans to increase its total production capacity from 60 ktpa to 105 ktpa through the construction of a second 45 ktpa reactor and purification section, with the new capacity being available from the first quarter of the 2011 calendar year.

Sasol Olefins & Surfactants

        In 2005, we had announced our intention to consider the divestiture of the Sasol Olefins & Surfactants (O&S) business subject to fair value being received and substantial work was undertaken to prepare the business for sale and attempt to sell it. In 2007, we announced our decision to terminate the divestiture process and retain and restructure the business pursuant to a "turnaround" process.

        Despite the general downturn due to the economic crisis, the turnaround process initiated in 2008 has already improved the robustness of the business. The overall turnaround process focuses on fixed and variable cost reduction, margin improvement, disposal or shutdown of underperforming assets and an organisational overhaul. Seven plants, with a total production capacity in excess of half a million tons per annum, were shut down and headcount was reduced by approximately 320.

        We remain of the view that greater shareholder value can be unlocked by continuing to focus on the turnaround process of the Sasol O&S business and by exploring selected group cost optimisation and growth opportunities. While we will continue to carefully monitor and review the performance of all assets in the Sasol O&S portfolio, we have decided to retain and further optimise this business.

        It is still anticipated that the full turnaround programme will only be completed in the next two to three years.

Nature of the operations and its principal activities

        Sasol Olefins & Surfactants comprises seven areas of activity, grouped into two business divisions, namely the Organics and Inorganics Divisions.

        The Organics Division consists of:

  •
  Alkylates;

  •
  Alcohols;

  •
  Surfactants and intermediates; and

  •
  Ethylene.

        The Inorganics Division consists of:

  •
  Speciality alumina;

  •
  Ultra-high purity alumina; and

  •
  Zeolites.

Alkylates

        The main alkylate products are paraffins, olefins and linear alkyl benzene (LAB). LAB is the feedstock for the manufacture of linear alkyl benzene sulfonate (LAS), an essential surfactant ingredient for the detergents industry. Paraffins (n-paraffins) and n-olefins are produced mainly as feedstock for the production of LAB and oxo-alcohols. A portion of this business unit's products are used internally for the production of downstream surfactants.

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

Ethylene

        Our ethane-based cracker in Lake Charles, Louisiana produces ethylene for the United States market. A portion of the ethylene production is consumed internally to manufacture Ziegler alcohols.

Inorganics

        These products involve mainly alumina products both as co-products from the Ziegler units (together with alcohol) as well as in dedicated production units. The alumina is upgraded by means of a variety of technical processes to adapt the product characteristics, in some cases to highly specialised products. This division also produces zeolites in a manufacturing facility in Italy.

        In June 2009, agreement was reached for the sale of the Crotone, Italy Inorganic facilities. This sale is expected to be concluded by 30 September 2009 and is not expected to have a significant impact on our business.

Principal markets

        The bulk of the production from the alkylates product group ends up as surfactants, either produced internally (our surfactants product group) or by other parties having acquired the intermediates from us. The bulk of these surfactants result in the making of detergents or industrial or institutional cleaning products. The main competitors include: ExxonMobil, Shell and Petresa in n-paraffins; Huntsman, Petresa and ISU in the LAB market; and Huntsman and Cognis in the LAS market.

        Although a substantial portion of the alcohols and resultant surfactants products also end up in detergents and industrial and institutional products, these products also find wide application in industries such as metalworking, flavours and fragrances, personal care, cosmetics, plastic additives, textiles and agriculture. The main competitors include Shell, BASF and Cognis. In the future, significant additional oleochemical-based alcohol capacity is expected to come on stream in the Far East.

        Aluminas (specialty and ultra-high purity) from the inorganic division are used in a broad range of applications, including catalyst support, raw material for ceramics, coatings and polymer additives. Competitors in aluminas include UOP, Grace and BASF Catalyst. Zeolites are used as water softening components in detergents and adsorbents. There are numerous competitors in zeolites.

        Ethylene is sold to plastic manufacturers in the US Gulf Coast region and is used internally to manufacture alcohols and ethylene oxide. There are numerous competitors in the United States ethylene market. It is expected that projected increases in ethylene production capacity in the Middle East will impact mainly naphtha-based crackers in the USA.

Seasonality

        There is very little seasonality associated with our products or the markets in which they participate. Cyclicality of this business is more related to the general chemical investment cycle, which impacts the supply side of the market equation. Many of the markets that we serve typically follow global and regional gross domestic product growth trends and are therefore impacted more by macro-economic factors, including the current global economic downturn.

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

Property, plants and equipment

        The following table summarises the production capacity for each of our main product areas.

  Production capacity at 30 June 2009

Product	Facilities location	Total(1) (ktpa)
Surfactants	United States, Europe, Far East, Middle East	1 000
C6+ alcohol	United States, Europe, South Africa, Far East	600
Ethylene	United States	455
Inorganics	United States, Europe	170
Paraffins and olefins	United States, Europe	750
LAB	United States, Europe	435

  (1)
  Nameplate capacity represents the total saleable production capacity. Due to the integrated nature of these facilities, the requirement for regular statutory maintenance shutdowns and market conditions, actual saleable volumes will be less than the nameplate capacity.

Other chemical activities

Sasol Wax

Nature of the operations and its principal activities

        We produce and market wax and wax-related products to commodity and specialty wax markets globally. We refine and blend crude oil-derived paraffin waxes, as well as synthetic waxes produced on the basis of our Fischer-Tropsch technology. Sasol Wax has its head office in Hamburg and employs approximately 1 100 people globally.

        The overall volume of products marketed by the business amounts to 550 ktpa, of which 35% are products derived from the Fischer-Tropsch process. The product portfolio includes paraffin waxes, both fully refined and semi-refined, produced and marketed in various grades, as well as Fischer-Tropsch-based synthetic waxes which include the Fischer-Tropsch-derived hard wax, the Fischer-Tropsch-derived medium wax and liquid paraffins in the carbon range C5 through C20. Various specialty blends of waxes are also produced and marketed. We continue to develop niche markets for higher-value specialty waxes, such as those used by the cosmetics, pharmaceutical, construction-board, adhesive, polymer additives, inks and coatings and bitumen additive industries. We also produce wax emulsions at our facilities in Germany, Austria, South Africa, USA and the United Kingdom. We produce and market petroleum jelly and trade in white-oils to support our personal care business.

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

        The overall world market for waxes is estimated at about 4 100 ktpa and our main competitors in the commodity market are Exxon Mobil, Shell, China Oil and Sinopec. In specialty wax markets our main competitors are H & R Wax Company and Paramelt. Shell Malaysia is the only other hard wax producer.

Seasonality

        The candle market in Europe is seasonal in nature, with demand peaking prior to the Christmas season. In South Africa, demand is relatively stable although higher demand is evident in the winter season. The other market segments that Sasol Wax services are more driven by economic growth than seasonality.

Marketing channels

        Marketing is mostly done by own resources in all geographical areas where we operate. Primary marketing areas are Europe, the United States and South Africa but we also market our products in the rest of Africa, Latin America, the Middle East, Asia, and Australasia. Agents are also used, where appropriate.

Factors upon which the business is dependent

        As a result of the move from production of group I to group II & III base-oils, it is expected that there will be a long-term decline in the availability of slack wax.

        It is expected that GTL and CTL production capacity will increase in future. GTL and CTL facilities typically also produce medium wax as an intermediate which is cracked to produce liquid fuels. It is possible to extract this product stream for use in the wax industry.

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

        Our plant in Hamburg has a production and blending capacity for paraffin wax of 300 ktpa. It purchases slack wax feedstock from numerous lube-oil-producing refineries predominantly in Western Europe and from Eastern Europe and Africa. We initially de-oil slack waxes to fully or semi-refined quality and fully hydrogenate all final products. Subsequently, various product blends are produced. Products are sold either in liquid bulk or in solidified form. This operation also has a trading activity of about 420 ktpa.

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

        In the United States, we have a plant based in Richmond, California. The facility receives refined and other waxy products from the Far East and from within the USA and markets them in the USA. We also distribute Fischer-Tropsch-derived and paraffin waxes. The total product manufactured and traded by Sasol Wax North America amounts to approximately 100 ktpa.

  Production capacity at 30 June 2009

Product	Facilities location	Total(1) (ktpa)
Paraffin wax and wax emulsions	Germany	430
FT-based wax and related products	South Africa	240
Paraffin wax	South Africa	30
Paraffin wax	United States	100

  (1)
  Nameplate capacity represents the total saleable production capacity. Due to the integrated nature of these facilities, the requirement for regular statutory maintenance shutdowns and market conditions, actual saleable volumes will be less than the nameplate capacity.

Sasol Nitro

Nature of the operations and its principal activities

        Sasol Nitro, a division of Sasol Chemical Industries Limited, our nitrogenous products division, manufactures and markets ammonia, fertilisers, commercial explosives and related products. The division also markets ammonia, sulphur and specialty gases produced by other Sasol divisions. All production activities are located in South Africa. The business' products are sold within South Africa with limited exports, mainly into Southern Africa.

        The division's product portfolio includes:

  •
  ammonia;

  •
  nitric acid;

  •
  ammonium nitrate solution;

  •
  sulphuric acid;

  •
  sulphur;

  •
  hydrogen;

  •
  specialty gases;

  •
  phosphoric acid;

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

        On 29 June 2009, we considered the possible closure of our Phalaborwa operations due to adverse market conditions. The plant, which manufactures phosphoric acid from mainly phosphate rock and sulphur, has had varying financial success during its history in the Sasol portfolio. The plant's profitability is mainly determined by a combination of the feedstock prices of phosphate rock and sulphur, phosphoric acid sale volumes and international phosphoric acid prices. Despite having explored a number of different options to avoid the closure of the plant, current feedstock prices are at a level that have rendered the plant's ongoing operation unsustainable, particularly in a declining phosphoric acid market. On the back of this continued decline of global and local phosphoric acid prices, as well as increased feedstock prices, Sasol Nitro is projecting significant losses for 2010 from the Phalaborwa operations. As a result, an impairment of R174 million was recognised in respect of the Phalaborwa plant. Further, provisions for restructuring costs of R39 million and rehabilitation of R24 million have also been recognised.

Principal markets

        About half of Sasol's total ammonia production is used to produce Sasol Nitro's ammonium nitrate-based fertilisers and explosives. The balance of ammonia is sold mainly to other South African explosives and fertiliser manufacturers with relatively small quantities sold for use in other industrial applications, which include chemical manufacture and mineral beneficiation.

        Sasol is the only ammonia producer in South Africa, with Sasol Nitro producing 330 ktpa at its plant in Sasolburg. Sasol Nitro also markets 330 ktpa ammonia produced at the Secunda Complex.

        South Africa is a net importer of ammonia, with about 10% of total requirement imported during the current financial year. Omnia Fertilisers (Pty) Limited and African Explosives Limited (AEL) are Sasol Nitro's two major external customers for ammonia and they also compete with Sasol Nitro in the downstream fertiliser and explosives markets. Sasol Nitro has entered into market-related contractual arrangements with these and other ammonia customers.

Seasonality

        The fertiliser sales are closely linked to the relevant crop planting seasons. The majority of fertilisers are consumed for maize production, for which planting starts in October and runs through to January. Explosives products are used in both opencast and underground mining, with sales spread evenly throughout the year.

Raw materials

        Natural gas is used as feedstock in the manufacture of ammonia at its Sasolburg plant. Ammonia is the main feedstock used in the manufacture of nitric acid and ammonium nitrate.

        Most raw materials for non-electronic initiation systems are imported from the USA. Sasol Nitro is in the process of backward integration in an effort to reduce its exposure to the rand/US dollar exchange rate fluctuations on these imports.

        Fertilisers are a combination of nitrogen, potassium and phosphates in a so-called N:P:K formulation. The nitrogen compound consists mainly of either produced ammonium nitrate or imported urea. The phosphates that have been produced at the Phalaborwa operations may now need to be sourced externally in future. All of South Africa's potassium needs for its fertiliser industry are imported in the form of potash.

Marketing channels

        Fertiliser is supplied to the farming community via agents, distributors and co-operatives. Sasol Nitro exports limited quantities of fertiliser to Southern African countries.

        Explosives and explosive accessories are only supplied to the Southern African mining industry and explosives grade ammonium nitrate is exported to South America, Australia and Asia.

Factors on which the business is dependent

        The profitability of the business is dependent on the international ammonia price, fertiliser commodity prices, mining and agriculture activity, and the exchange rate. International mining commodity prices influence the demand for explosives, while the variability of maize and other crop production influence the market demand for fertiliser.

Property, plant and equipment

        All production facilities of Sasol Nitro are located in South Africa. The Sasolburg operations also produce hydrogen that is sold to the oil and metal refining industries in South Africa.

        Sasol Nitro operates two nitric acid plants. The smaller 315 ktpa unit in Sasolburg is linked to a downstream ammonium nitrate plant. The ammonium nitrate produced at the Sasolburg operations is used mainly for the production of explosive grade low-density ammonium nitrate. The 470 ktpa nitric acid plant in Secunda supplies a downstream ammonium nitrate plant linked to a 500 ktpa granulation facility. The granulation plant produces limestone ammonium nitrate and various other grades containing nitrogen, phosphorus and potassium. Ammonium nitrate for industrial use is sourced from both the Sasolburg and Secunda sites.

        A 100 ktpa ammonium sulphate plant was successfully commissioned at the Secunda operations in June 2009.

        In Phalaborwa, adjacent to the phosphate rock mine of Foskor, Sasol Nitro operates a 325 ktpa phosphoric acid plant. In June 2009, we considered the possible closure of this plant due to adverse market conditions, subject to a consultation process with labour representatives. In December 2008, Sasol Nitro closed down the downstream phosphoric detergent business in Sasolburg and Meyerton (capacity of 50 ktpa) due to the fact that the largest customer chose to import product directly from China.

        Sasol Nitro also manufactures bulk explosives at various mining sites and cartridge explosives in Secunda and Ekandustria. Sasol Dyno Nobel manufactures non-electronic initiation systems in Ekandustria.

Product	Secunda	Sasolburg	Ekandustria	Phalaborwa	Other	Capacity(2) (ktpa)
	(Number of plants)
Ammonia(1)	1	1	—	—	—	660
Granular and liquid fertilisers	2	1	—	—	3	700
Fertiliser bulk blending	1	—	—	—	3	300
Ammonium sulphate	1	—	—	—	—	100
Phosphates	—	—		1	—	225
Explosives	3	1	2	—	—	300

(1)
Includes volumes produced by Sasol Synfuels.

(2)
Nameplate capacity represents the total saleable production capacity. Due to the integrated nature of these facilities, the requirement for regular statutory maintenance shutdowns and market conditions, actual saleable volumes will be less than the nameplate capacity.

Sasol Infrachem

Nature of the operations and its principal activities

        Sasol Infrachem is the supplier of utilities and services to various Sasol business units (Sasol Polymers, Sasol Solvents, Sasol Wax, Merisol and Sasol Nitro) as well as external businesses in Sasolburg. Sasol Infrachem operates and maintains the auto thermal reformer (ATR) which reforms natural gas into synthesis gas on behalf of Sasol Gas. Sasol Infrachem is the custodian of the Sasolburg gas pipeline and the primary responsibility of this function is to ensure that the gas demand/supply is balanced and that reformed gas is supplied to the users of gas on its site on behalf of Sasol Gas.

Raw materials

        Coal required for steam and power generation is sourced internally from Sasol Mining. Raw water is sourced from the Vaal River and potable/drinking water is sourced from the local municipality. Electricity is purchased from Eskom, the state-owned electricity provider.

Property, plants and equipment

  Production capacity at 30 June 2009

Product	Facilities location	Total(1)
Steam	South Africa	2 000 tonne per hour (tph)
Electricity	South Africa	176 Megawatt hour (MWh)
Water	South Africa	100 Mega litres per day (Ml/day)

  (1)
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

Marketing channels

        Merisol markets its products worldwide through sales offices in the United Kingdom, Hong Kong, the United States and South Africa. Markets are served from product inventories held in Antwerp, Belgium, for the European market, in Houston, for the US market and exports and Sasolburg for most other markets, including Asia.

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

        We are in the process of obtaining the relevant data required in order to comply with the European Chemical Policy, REACH. The estimated costs of compliance over the next five years amount to approximately US$2,6 million.

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

  Production capacity at 30 June 2009

Product	Facilities location	Total(1) (ktpa)
Phenol	South Africa, United States	45
Ortho-cresol	South Africa, United States	15
Meta-cresol and para-cresol	United States	16
Pure meta,para-cresol	United States	30
Cresylic acids and xylenols	South Africa, United States	44
High-boiling tar acids	South Africa, United States	4
Butylated products	United States	13

  (1)
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

Directing technology

        We are responsible for directing Sasol's technology future, by delivering strategies for long-term research and development, technological improvements and new, innovative and cleaner technologies.

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

        The Sasolburg research activities, supplemented by a presence at the University of St Andrews in Scotland and in Enschede in The Netherlands, are also conducted through external alliances and research collaborations with over 100 research institutions, consortia and universities worldwide. In addition, strong emphasis is placed on training. As a result of this, at least 20 of the employees from South Africa are at any given time studying abroad in a continuing effort to ensure top level in-house research competency.

        Noteworthy Sasol Technology Research and Development successes over the past decade include the development of the Slurry Phase and Advanced Synthol reactors, the development of the proprietary cobalt catalyst, the low temperature Fischer-Tropsch process, ethylene tetramerisation and the 1-heptene to 1-octene conversion process.

        A significant part of the research focuses on supporting the CTL and GTL technologies and associated products—the production of chemicals from the primary Fischer-Tropsch products is of particular interest.

        Research is also focused on the reduction of the Sasol operations' environmental footprint which includes greenhouse gas reduction, water treatment and purification. In this regard, special attention is given to water utilisation, given the location of some of the current and future plants in semi-arid areas. Reduction in greenhouse gases focuses on improving plant efficiencies, carbon dioxide capturing and understanding potential storage alternatives. The introduction of non-carbon based energy as process energy is also under review as part of our new energy focus.

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

International Energy Cluster

  •
  implementing prospective GTL and CTL facilities globally; and

  •
  catalyst manufacture facilities to supply GTL and CTL plants with proprietary FT cobalt catalyst.

Chemical Cluster

  •
  co-monomers, polymers and waxes.

Sasol group

  •
  long-term strategic research in GTL, CTL, future chemicals and environmental technologies.

Property, plant and equipment

        The Sasolburg research facility was expanded affording the opportunity to commercialise new and improved petrochemical processes more effectively. The central research function has a full suite of state-of-the-art pilot plants to support both current and the development of future technologies. A new fuel testing laboratory is being commissioned in Cape Town, to more effectively research the application of our unique GTL and CTL fuels at sea level.

Legal proceedings and other contingencies

        Fly Ash Plant    Sasol Synfuels is in legal proceedings with regard to the operation of a plant in Secunda. Ashcor has claimed damages of R313 million relating to their inability to develop their business and a projected loss of future cash flows. The prospect of future loss is deemed to be possible and the loss, if it occurs, is unlikely to exceed R10 million.

        Nutri-Flo    In November 2003, Nutri-Flo brought an urgent application before the Competition Tribunal (the Tribunal) to interdict Sasol from implementing a new price list. By way of this application, Nutri-Flo filed a complaint in which it alleged that Sasol was engaging in price discrimination, excessive pricing and exclusionary pricing and that Sasol, Kynoch and Omnia were colluding to fix prices in the fertiliser industry. Nutri-Flo subsequently withdrew the application. However, the South African Competition Commission (the Commission) investigated the complaint and in May 2005 referred the complaint to the Tribunal, alleging findings of prohibited horizontal practices (namely, price fixing and the prevention or lessening of competition) and abuses of dominance (namely, charging excessive prices and engaging in exclusionary conduct), and requesting the Tribunal to impose the maximum administrative penalty in terms of the South African Competition Act 89 of 1998 (the Competition Act).

        In July 2008, Sasol initiated a group-wide independent review into anti-trust/competition law compliance within its various business units. This review is ongoing and is being conducted by external legal counsel and economists. Certain findings made during this review necessitated Sasol Nitro to engage with the Commission in order to negotiate a settlement with regard to the complaints by Nutri-Flo relating to price fixing and market sharing.

        In the settlement agreement concluded with the Commission, Sasol Nitro acknowledged that, in the period from 1996 to 2005, it had contravened the Competition Act by fixing prices of certain fertilisers with its competitors, by agreeing with its competitors on the allocation of customers and suppliers and to collusively tendering for supply contracts. In terms of the settlement agreement, Sasol Nitro agreed to pay an administrative penalty of R250,7 million. The settlement agreement was confirmed by the Tribunal on 20 May 2009.

        Sasol Nitro did not, as part of the settlement agreement, admit to engaging in price discrimination, excessive pricing or exclusionary pricing. The Competition Tribunal has consolidated the hearing of the Nutri-Flo and Profert (see below) complaints on abuses of dominance and discriminatory pricing. The hearing of these complaints is due to take place in July 2010. For these reasons, it is currently not possible to make an estimate of the contingent liability (whether arising out of penalties that may be imposed by the Competition Tribunal or civil lawsuits that may arise in the event of a finding of unlawful conduct). Sasol Nitro will, however, continue its engagement with the Commission in respect of these complaints.

        Nutri-Flo has indicated that should Sasol be found by the Tribunal to have committed the prohibited practices as alleged, then it intends to sue Sasol for damages in the aggregate of about R57,5 million.

        Sasol Wax    On 28 and 29 April 2005, the European Commission conducted an investigation at the offices of Sasol Wax International AG and its subsidiary Sasol Wax GmbH, both located in Hamburg, Germany. On 1 October 2008, the European Union found that members of the European paraffin wax industry, including Sasol Wax GmbH, formed a cartel and violated antitrust laws.

        A fine of €318,2 million was imposed by the European Commission on Sasol Wax GmbH (of which Sasol Wax International AG, Sasol Holding Germany GmbH and Sasol Limited would be jointly and severally liable for €250 million). According to the decision of the European Commission, an infringement of antitrust laws commenced in 1992 or even earlier. In 1995, Sasol became a co-shareholder in an existing wax business located in Hamburg, Germany owned by the Schümann group. In July 2002, Sasol acquired the remaining shares in the joint venture and became the sole shareholder of the business. Sasol was unaware of these infringements before the European Commission commenced their investigation at the wax business in Hamburg in April 2005.

        On 15 December 2008, all Sasol companies to which the decision had been addressed, lodged an appeal with the European Court of First Instance against the decision of the European Commission on the basis that the fine is excessive and should be reduced. The fine has been paid in accordance with the legal requirements on 7 January 2009. As a result of the fine imposed on Sasol Wax Europe, it is possible that customers may file claims against Sasol Wax for compensation of damages. The extent of such risk or amount of such claims cannot be determined at present.

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

        Sale of Phosphoric Acid production assets    In 2004, pending consideration of a merger application to the South African Competition Authorities relating to the intended sale by Sasol Nitro of its phosphoric acid production facilities to Foskor, Sasol Nitro and Foskor entered into a toll manufacturing arrangement in terms of which Sasol would toll manufacture phosphoric acid for Foskor. Following a recommendation by the Commission that the proposed merger be prohibited, the parties abandoned the merger in June 2006. The Commission, however, informed the parties that it is investigating whether or not there were any other unlawful agreements amounting to contraventions of the Competition Act's prohibitions on restrictive horizontal practices between Foskor and Sasol relating to the toll manufacturing arrangements.

        Certain clauses in a related agreement, the Phosphoric Acid Supply Agreement, in terms of which Sasol purchased phosphoric acid from Foskor during the toll manufacturing period, were identified as possibly amounting to market division in contravention of the Competition Act. Sasol Nitro applied to the Commission for corporate leniency but the application was turned down and Sasol Nitro was subsequently informed that Foskor had already applied for, and been granted, leniency in respect of the toll manufacturing agreement and related conduct. Sasol Nitro then, as part of the settlement agreement referred to in the Nutri-Flo matter above, acknowledged that the toll manufacturing agreement and related interactions and communications between Sasol and Foskor on various levels amounted to a division of markets by allocating customers and territories with regard to phosphoric acid and its derivatives. The Commission, in its submission to the Tribunal, indicated that it regarded the toll manufacturing agreement and Sasol's interaction with Foskor in various fertiliser industry committees identified in the Nutri-Flo matter as the conduct, with respect to phosphoric acid, that served to undermine competition.

        Civil law suits may be instituted against Sasol arising from the admission made in the settlement agreement in relation to phosphoric acid. It is currently not possible to make an estimate of such contingent liability. With the increase in the price of phosphoric acid, Sasol elected to manufacture phosphoric acid for its own account and no longer in accordance with the aforementioned toll manufacturing arrangement. Accordingly, Sasol commenced manufacturing phosphoric acid from phosphate rock it purchases from Foskor as from 1 April 2008, when the toll manufacturing arrangement expired.

        Veolia Water Systems    On 15 July 2008, Veolia Water Systems issued summons against Sasol Synfuels arising from a contract concluded between Sasol Synfuels and Veolia in June 2004. The contract entailed the detailed engineering, construction and commissioning of a water desalination plant at Unit 544 of Sasol Synfuels' facilities at Secunda, South Africa. Veolia is claiming an amount of R414,6 million, excluding interest, for breach of contract, from Sasol Synfuels. The claim is currently being investigated and has been defended. A counterclaim of R127,3 million is also being pursued. Despite the size of Veolia's claim, they are not expected to recover more than the company's counterclaim. Unless these proceedings are curtailed by agreement through either arbitration or mediation, it is expected that this action will not be finalised within the next two years. The prospect of future loss is deemed to be possible and the loss, if it occurs, is unlikely to exceed R287,3 million.

        Dorothy Molefi and others    Certain plaintiffs sued Sasol Limited and National Petroleum Refiners of South Africa (Pty) Limited (Natref) and various other defendants in two claims in the United States District Court for the Southern District of New York. These claims are similar to many instituted against a large number of multi-national corporations worldwide under the Alien Tort Claims Act and the Torture Victim Protection Act, referred to as the related cases. The plaintiffs allege a conspiracy between the defendants and both the former "Apartheid Era Government" as well as the post 1994 democratic government in South Africa of former President Nelson Mandela and President Mbeki, resulting in the genocide of South Africa's indigenous people and other wrongful acts. Defendants in the related cases moved to dismiss the actions against them. The Molefi action against Sasol Limited and Natref was stayed in November 2004 pending a decision on the motions to dismiss in the related cases. The motion to dismiss in the related cases was granted, and plaintiffs appealed to the Second Circuit Court of Appeals. During October 2007, the appeal was decided. Plaintiffs in those related cases were successful on one of the three grounds of appeal, thus enabling the plaintiffs to amend their complaint to assert additional factual allegations to meet the requirements of the Alien Tort Claims Act. The case was then appealed to the United States Supreme Court. In May 2008, the Supreme Court issued an order stating that because four justices recused themselves, the United States Supreme Court lacked the necessary quorum and therefore affirmed the judgement of the Second Circuit Court of Appeals with the same effect as an affirmance by an equally divided court, namely, it does not have precedential effect. Although the claim against Sasol Limited and Natref remain stayed, the possibility exists that the plaintiffs in that case may, in light of the partially successful appeal in the related case, apply for the stay to be lifted and for the possible amendment of their lawsuit. Sasol remains of the view that the claims are without merit and the case should be dismissed on the basis that the appropriate forum, both in respect of jurisdiction and convenience, ought to be South Africa and not the United States District Court of the Southern District of New York.

        Other    From time to time Sasol companies are involved in other litigation and administrative proceedings in the normal course of business. Although the outcome of these proceedings and claims cannot be predicted with certainty, the company does not believe that the outcome of any of these cases would have a material effect on the group's financial results.

Competition matters

        As announced previously, we initiated a comprehensive group-wide competition law compliance review in July 2008, which is still ongoing. We will, in the course of conducting these reviews, adopt appropriate remedial and/or mitigating steps and make disclosures on material findings as and when appropriate. The competition law compliance review has revealed and may still reveal competition law contraventions or potential contraventions in respect of which we have taken or will take appropriate remedial and/or mitigating steps including lodging leniency applications. Additionally, we have reached a settlement agreement with the Competition Commission in respect of previously disclosed matters pertaining to Sasol Nitro.

        The South African Competition Commission is conducting investigations into the South African piped gas, petroleum, fertilisers, wax and polymer industries. We continue to interact and co-operate with the Competition Commission in respect of the subject matter of the leniency applications as well as in the areas that are subject to Competition Commission investigations. The company is continuing to evaluate and enhance its competition law compliance controls mainly by way of the competition law compliance review. To the extent appropriate, further announcements will be made in future.

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

        Our environmental obligation accrued at 30 June 2009 was R4 819 million compared to R3 460 million in 2008. Included in this balance is an amount accrued of approximately R2 117 million in respect of the costs of remediation of soil and groundwater contamination and similar environmental costs. These costs relate to the following activities: site assessments, soil and groundwater clean-up and remediation, and ongoing monitoring. Due to uncertainties regarding future costs the potential loss in excess of the amount accrued cannot be reasonably determined.

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

Augusta Bay Pollution Investigation June 2008

        The local prosecutor's office in Augusta, Italy is investigating a pollution incident at Augusta Bay, allegedly caused by the infiltration of pollutants into the sea. The investigation involves all the companies located within the Melilli-Priolo-Augusta industrial area, which includes Sasol Italy. The Prosecutor's office and the involved companies have each appointed experts to evaluate the environmental situation which includes a broad range of ecological impacts. It is currently not clear what product is the cause of the pollution and Sasol Italy's potential involvement will only be able to be determined after collection and analysis of samples, sea sediments and sea water. The judge has requested the experts to file their opinions within 3 months from the date thereof. Depending upon the final determination of environmental impacts resulting from the investigation, administrative fines or criminal penalties may be imposed on the guilty party or parties.

        The judge requested the court for an extension of the preliminary investigation. According to our expert, there is not a clear connection between the pollution and Sasol Italy's operations. Consequently, no provisions have been raised.

September 2004 Accident Trust

        On 1 September 2004, the lives of ten employees and contractors were lost and a number of employees and contractors were injured during an explosion that occurred at our Secunda West ethylene production facilities.

        The company, Solidarity, the Chemical, Energy, Paper, Printing, Wood and Allied Workers' Union and an attorney representing the unions negotiated a mechanism to pay compensation to the dependants of people that died or to people who were physically injured in the accident to the extent that they had not been previously compensated in terms of existing policies and practices. It was agreed to establish an independent trust, the September 2004 Accident Trust, to expeditiously make ex gratia grants to such persons. The September 2004 Accident Trust was registered on 29 June 2006. Qualifying victims of the accident were invited to submit applications for compensation. These grants were calculated in accordance with the applicable South African legal principles for the harm and loss suffered by them as a result of the accident to the extent that they had not already been compensated.

        We funded the September 2004 Accident Trust to pay the grants. Whilst accepting social responsibility, we did not acknowledge legal liability in creating the trust. As at 30 June 2009, a total of 172 claims had been received, of which 172 have been finalised, resulting in payments totalling R18 million. The trust has concluded its business and will be wound up in accordance with the trust deed.

Regulation

        The majority of our operations are based in South Africa, but we also operate in numerous other countries throughout the world. In South Africa, we operate coal mines and a number of production plants and facilities for the storage, processing and transportation of raw materials, products and wastes related to coal, oil, chemicals and gas. These facilities and the respective operations are subject to various laws and regulations that may become more stringent and may, in some cases, affect our business, operating results, cash flows and financial condition.

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

Sasol Inzalo share transaction

        During May 2008, the shareholders approved the Sasol Inzalo share transaction, a broad-based Black Economic Empowerment (BEE) transaction which resulted in the transfer of beneficial ownership of 10% (63,1 million shares) of Sasol Limited's issued share capital before the implementation of this transaction to its employees and a wide spread of black South Africans (BEE participants). The transaction was undertaken to assist Sasol, as a major participant in the South African economy, in meeting its empowerment objectives. This transaction will provide long-term sustainable benefits to all participants and will have a tenure of 10 years. The following BEE participants acquired indirect or direct ownership in Sasol's issued share capital as follows:

  •
  Sasol employees and black managers through the Sasol Inzalo Employee Trust and Sasol Inzalo Management Trust (Employee Trusts)—4,0%;

  •
  The Sasol Inzalo Foundation—1,5%;

  •
  Selected participants—1,5%; and

  •
  The black public through:

    ( )    The funded invitation—2,6%; and

    ( )    The cash invitation—0,4%.

        The Employee Trusts and the Sasol Inzalo Foundation were funded entirely through Sasol facilitation whilst the selected participants and the black public participating, through the funded invitation, were funded by way of equity contributions and preference share funding (including preference shares subscribed for by Sasol). The black public participating, through the cash invitation, were financed entirely by the participants from their own resources.

        The effective date of the transaction for the Employee Trusts and the Sasol Inzalo Foundation was 3 June 2008. The effective date of the transaction for the selected participants was 27 June 2008. The effective date for the black public invitations was 8 September 2008. Refer "Item 5A—Operating results—Sasol Inzalo share transaction".

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

        On 16 March 2006, we announced the implementation of the first phase of Sasol Mining's broad-based BEE strategy through the formation of Igoda Coal, an empowerment venture with Exxaro Coal Mpumalanga (formerly known as Eyesizwe Coal), a black-owned mining company. We recently received a notice of intention to withdraw from the Igoda transaction from our partner, Exxaro Coal Mpumalanga. Sasol Mining is actively pursuing alternatives to ensure that its BEE strategy remains intact.

        On 11 October 2007, Sasol Mining announced the second phase of its broad-based BEE strategy by the formation of a black-woman controlled mining company called Ixia Coal (Pty) Limited (Ixia). Ixia is a venture with Women Investment Portfolio Holdings Limited and Mining Women Investments (Pty) Limited. The transaction is valued at R1,9 billion. This transaction brings Sasol Mining's broad-based BEE ownership component to an estimated 20% (calculated on attributable units of production). The transaction will be financed through equity (R47 million) and a combination of third party funding and appropriate Sasol facilitation. Ixia has procured its share of the financing for the transaction. The implementation of the transaction is still conditional on the conversion of the existing prospecting and mining permits (old order rights) to new order rights. The transaction was not yet effective at 30 June 2009.

The Liquid Fuels Charter

        In November 2000, following a process of consultation, the Minister of Mineral Resources and representatives of the companies in the liquid fuels industry, including Sasol Oil, signed the Liquid Fuels Charter setting out the principles for the empowerment of HDSAs in the South African petroleum and liquid fuels industry.

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

Sasol and Exel's BEE transaction

        One of our major broad-based BEE transactions was the establishment of Exel in November 1997 as a 22,5% minority shareholder. At the time of the merger with Sasol Oil, Exel was a model empowerment enterprise 77,5% owned and controlled by HDSAs. With the help of Sasol, through the secondment of specialised personnel, the provision of technical support and training, and other support services, Exel evolved rapidly from a zero base to establishing 195 retail fuel stations by December 2003. By that time, Exel had won 4% and 7% of the competitive South African liquid fuels retail and commercial markets, respectively. Exel recorded an operating profit (before interest and tax) of almost R8 million in 1998. Five years later, the company posted an annual operating profit of more than R100 million. Subsequently, Sasol Oil acquired the entire shareholding of Exel with the empowerment partners obtaining a 2% interest directly in Sasol Oil.

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

        If land is restored without fair compensation, it is possible that a constitutional challenge to the restoration could be successful. Once a land claim has been lodged with the Commission on Restitution of Land Rights, the rights of any person in respect of such land are restricted in that he may not perform certain actions relating to the land, including, but not limited to, selling, leasing exchanging, donating, subdividing, rezoning or developing such land, without the consent of the Commission. The Commission is obligated to notify the land owner of such a claim lodged or any other party which might have an interest in a claim. All claims had to have been lodged with the Commission by 31 December 1998. Although this was the final date for filing claims, many claims lodged before the deadline are still being reviewed and not all parties who are subject to claims have yet been notified. We have not been notified of any land claim that could have a material adverse effect on our rights to any of our significant properties. Sasol has however been notified of a potential land claim over a property that we believe belongs to Sasol Synfuels, namely the farm Goedehoop 301 IS. As this property consists of a number of portions and the Land Claims Commission is still investigating against which portion the claim has been instituted, we are unsure about possible impacts that the claim will have on our operations, but no material adverse effect is anticipated. Sasol is currently assisting the Land Claims Commission to establish the exact nature of the claim to ensure that any risks can be mitigated.

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

        Under the Minerals Act, we owned all the coal rights to the properties over which we had mining authorisations, except for small tracts of land at Secunda, which were owned by the government of South Africa and for which we have obtained the government's consent to mine in consideration for the payment of a royalty per ton of coal mined from those properties.

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

        The MPRDA imposes significantly more stringent environmental obligations on mining activities than the repealed Minerals Act and also introduces extensive social and labour plan, mining work programme and prospecting work programme requirements. However, it contains transitional arrangements for existing operations. Under these transitional provisions, the environmental management programmes will continue in force, while the Department of Mineral Resources (DMR) introduces the more stringent requirements of the MPRDA.

        The MPRDA adopts the environmental management principles and environmental impact assessment provisions of the National Environmental Management Act (NEMA). The MPRDA addresses the allocation of responsibilities for environmental damage, pollution and degradation and imposes rehabilitation obligations. It significantly extends the scope of liability of directors who may be jointly and severally liable for any unacceptable negative impact on the environment, advertently or inadvertently caused by the company. It also allows the state to take remedial action and claim costs. It maintains the requirement for an environmental management programme/plan for all prospecting and mining operations, but with more detailed specifications than under the Minerals Act, and prohibits the carrying out of mining activities before the approval of the programme/plan. When rehabilitation is required, it is not limited to the land surface. We are in compliance with the repealed Minerals Act, and we expect to continue to be in compliance with the new legislation. The South African government has also adopted the MPRDA Amendment Act, 49 of 2008 and the NEMA Amendment Act, 62 of 2008, in an effort to streamline environmental approvals. Even though the MPRDA Amendment Act and the NEMA Amendment Act has been promulgated, they will only been implemented on a date still to be published in the Government Gazette. Once implemented, they will introduce the concept of environmental authorisation which must be obtained in terms of the provisions of NEMA. It also provides an interim period of 18 months, during which the Minister of Mineral Resources will be the approval entity, where after it will revert to the Minister of Water and Environmental Affairs. In terms of the MPRDA Amendment Act, the Minister of Mineral Resources will have the power to refuse the conversion of an old order mining right. However, before such a conversion may be refused the Minister of Mineral Resources must request the applicant to comply with the requirements within 60 days.

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

        The rights described in these three categories are defined as Old Order rights. Under category (a), the holders of mineral rights had to apply for a prospecting or mining right in their own names to replace their existing mineral rights by 30 April 2005. Under categories (b) and (c), any prospecting permit or mining authorisation granted under the previous legislation would continue to be valid for a maximum period of two years ending on 30 April 2006 or five years ending on 30 April 2009 from enactment, respectively or for the duration of the prospecting permit or mining authorisation, whichever is the shorter. After the lapse of the one-year period referred to in category (a) and the respective periods in categories (b) and (c), the mineral rights will cease to exist. Within these periods, the holders of mineral rights and prospecting permits or mining authorisations, in order to continue with their mining or prospecting operations, must apply for a new prospecting right or mining right in respect of category (a) and for conversion to new prospecting or mining rights in respect of categories (b) and (c).

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

        A wide range of factors and principles will be taken into account by the Minister of Mineral Resources when considering these applications. These factors include the applicant's access to financial resources and appropriate technical ability to conduct the proposed prospecting or mining operation, the environmental impact of the operation and, in the case of prospecting rights, considerations relating to fair competition. Other factors include considerations relevant to promoting employment and the social and economic welfare of all South Africans and showing compliance with the provisions of the Mining Charter for the empowerment of HDSAs in the mining industry. A major aspect through which this will be ensured is the Social and Labour Plan required for mining operations, which encapsulates most of the requirements of the Mining Charter.

        The Mining Titles Registration Amendment Act (Act 24 of 2003) and Regulations have been implemented simultaneously with the implementation of the MPRDA and new amendments to this legislation are under consideration. Further revisions to the Act are expected during the 2009 calendar year. It provides the mechanism to give effect to the provisions of the MPRDA, in particular with regard to the registration of rights under the MPRDA.

        Sasol Mining held various prospecting permits or mining authorisations with respect to our existing mining operations, which were classified as old order rights. We have applied for the conversion of all our existing old order mining rights in the Secunda area as well as our Mooikraal Operations near Sasolburg, well within the 30 April 2009 deadline imposed by the MPRDA. All old order prospecting rights have been converted to new—order prospecting rights. In addition, Sasol Mining held the rights to coal over large reserves not covered by prospecting permits or mining authorisations. In terms of the MPRDA, these were classified as unused old order rights. We have acquired prospecting rights in terms of the MPRDA over all these areas, except for one application which is still under consideration by the DMR and expected to be finalised during the 2009 calendar year. It is the declared intent of the South African government not to disrupt operations as a result of the introduction of the new legislation. When considering applications for the conversion of old order mineral rights under the MPRDA, the Minister of Mineral Resources must take into account, among other factors, the applicant company's compliance with the Mining Charter. We have undertaken and will continue to undertake any appropriate action required to ensure conversion of our existing old order mining rights under the MPRDA.

        The MPRDA provides that a mining right granted under the MPRDA may be cancelled if the mineral to which such mining right relates is not mined at an optimal rate. The MPRDA also provides that any rights granted under the MPRDA may be cancelled or suspended if activities are being conducted in contravention of the MPRDA, if any material terms or conditions of such rights are breached or if the approved environmental management programme/plan is contravened. However, such cancellation or suspension is subject to the Minister of Mineral Resources giving written notice of the intention to suspend or cancel the relevant right and affording the holder the opportunity to show why the right should not be cancelled or suspended.

        Furthermore, royalties from mining activities will become payable to the state, as from 1 March 2010, under provisions contained in the Mineral and Petroleum Resources Royalty Act, 28 of 2008 and the Mineral and Petroleum Royalty Administration Act, 29 of 2008 (the Acts). The most significant feature of the Acts is that the royalty is to be determined in accordance with a formula-based system and no longer to be a predetermined specific rate for the different types of minerals. It is anticipated that the Acts will have an effect on Sasol Mining with an estimated cost of R11,1 million for the year ending 30 June 2010, R32,8 million for the year ending 30 June 2011 and R35,3 million for the year ending 30 June 2012. The royalty will be deductible for normal income tax purposes.

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

        The Regulatory Reporting Manual (RRM) developed in accordance with NERSA's authority to determine the format for regulatory reporting by licensed entities was gazetted on 9 September 2008 and is effective from 1 September 2008.

        In terms of the RRM, licencees are required to submit six monthly financial reports to NERSA in compliance with the RRM requirements. This obligation commences on 1 July 2009. The first regulatory financial reports to be submitted by Sasol Gas and Rompco to NERSA pursuant to the RRM are due by the end of February 2010 for the six month period ending on 31 December 2009. Separate financial reports are required for the different regulated activities of a licencee. Compliance with the RRM requirements necessitates regulatory reporting and accounting activities in addition to the existing statutory accounting and reporting requirements of Sasol Gas and Rompco. Sasol Gas implemented substantial upgrades to its Enterprise Resource Planning (ERP) system in order to enable compliance with the RRM requirements.

The National Energy Regulator Act

        The National Energy Regulator Act came into operation on 15 September 2005 as proclaimed by the President. The National Energy Regulator Act provides for the establishment of a single regulator to regulate the piped gas, petroleum pipeline and electricity industries and for the functions and composition of the energy regulator.

        On 1 November 2005, NERSA, pursuant to the National Energy Regulator Act, came into existence by the appointment of the four full-time regulators, of which one is the designated chief executive officer of NERSA. The Regulator consists of nine members, including four full-time members and five part-time members. Although the full-time members of NERSA are appointed for specific portfolios (gas, electricity and petroleum pipelines), NERSA operates as a collective and decisions are made on a collective basis.

        According to Section 35 of the Gas Act license applications for existing business activities had to be submitted to NERSA within six months from the effective date of the Gas Act (2 May 2006) by any person owning or operating gas facilities or trading in gas. Accordingly, Rompco submitted an application for the operation of a gas transmission facility in respect of the Mozambique to Secunda pipeline. This license to operate a transmission facility was issued to Rompco on 21 February 2007. Sasol Gas submitted license applications for the operation of distribution and transmission facilities as well as for trading in gas.

        All the license applications have been compiled in accordance with the Gas Act and the rules published by NERSA. In accordance with the rules, the applications were advertised, inviting objections within a 30- day period. Thereafter, NERSA has 60 days to consider the objections and responses thereon in order to decide on the granting of the licenses. Public hearings regarding the applications for operating and trading licenses by Sasol Gas took place on 17 and 26 July 2007 as well as on 31 March 2008. On 27 October 2008, Sasol Gas was granted 27 distribution and trading licences in respect of its operations in the Mpumalanga, Gauteng, Free State and North West provinces.

        On 30 January 2009, a public hearing took place in respect of the licence applications relating to distribution and trading activities in the KwaZulu-Natal province. Following this public hearing, NERSA granted Sasol Gas seven distribution and trading licences in this area on 23 March 2009.

        The licence applications in respect of the Sasol Gas' transmission operations have still to be concluded.

The Mozambique Gas Pipeline Agreement (Regulatory Agreement)

        This agreement entered into between the Minister of Mineral Resources of South Africa, the Minister of Trade and Industry of Mozambique and our company in connection with the introduction of natural gas by pipeline from Mozambique into South Africa is incorporated into the Gas Act through the reference thereto in Section 36 of the Act. The Gas Act provides that the terms of the agreement bind the Gas Regulator for a period until 10 years after natural gas is first received from Mozambique (26 March 2004). From the date of the conclusion of the agreement, the terms of the agreement relating to the following matters constitute conditions of the licenses to be issued to Sasol Gas and Rompco under the Gas Act:

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

The Gas Regulator Levies Act

        The Gas Regulator Levies Act was signed into law on 15 January 2003 and came into effect on 1 November 2005. It provides for the imposition of levies by the Gas Regulator on the amount of gas delivered by importers and producers to inlet flanges of transmission or distribution pipelines. These levies will be used to meet the general administrative and other costs of the gas regulation activities of NERSA and the functions performed by NERSA in this regard. In terms of the Act, NERSA has to submit a budget to the Minister of Mineral Resources, which after approval by the Minister in conjunction with the Minister of Finance, will be relayed into a levy charged as a per gigajoule levy on the volumes of gas transported. The collection of levies commenced in September 2006. During the NERSA financial year which ended on 31 March 2009, Sasol Gas paid a total amount of R21,9 million in levies under this Act. For the NERSA financial year ending on 31 March 2010, the levies have been determined to be R0.189916/GJ (2008—R0,1456/GJ). The levies have yet to receive required ministerial approval. It is anticipated that approximately R25,3 million will be paid in levies during this period.

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

        The Act provides that no person may construct, or operate, a petroleum pipeline, loading facility or storage facility without a license issued by the authority. It enables the authority to impose conditions to such licenses relating to, amongst other things:

  •
  pipelines being licensed for crude oil or petroleum products, or both;

  •
  interested parties being allowed to negotiate with licensees changes in the proposed routing, size and capacity of proposed pipelines;

  •
  shippers to be provided access to pipelines and capacity to be shared among users in proportion to their needs and within commercially reasonable and operational constraints; and

  •
  tariffs to be set by the authority for pipelines, and approved by the authority for loading and storage facilities.

        The Act enables the authority to expropriate land in accordance with Section 25 of the South African Constitution if a licensee is unable to acquire such land by agreement with the owner and the land is reasonably required for facilities which will enhance the Republic's petroleum pipelines infrastructure. The Act authorises the South African Minister of Mineral Resources to promulgate regulations and we cannot assure you that the application of the provisions of the Act, or the promulgation of regulations in terms thereof, will not have a material adverse effect on our business, operating results, cash flows and financial condition.

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

        In terms of the Incremental Inland Transport Recovery Mechanism (IITRM), licensed wholesalers are refunded for incremental transport cost on petrol, diesel and jet fuel incurred as a result of logistical constraints to the Inland that is not recoverable through the current zone mechanism. Licensed wholesalers, wishing to participate in the mechanism, have to register with the DMR and provide the respective "shortfall" of petrol, diesel and jet fuel for twelve months from a designated date. A levy, determined by the DMR, based on the shortfall volume projected by wholesalers, will be collected at source for the benefit of Central Energy Fund (CEF). Wholesalers in turn will be able to claim the incremental transport cost, calculated by subtracting the zone recovery from a calculated transport tariff that is allowed for delivery to specific depots from CEF. A levy of 1,5 c/l has been included in the pricing structures for collection at source, from 7 May 2008 to start building funds.

        This mechanism reduces Sasol's inland advantage as it ensures recovery on logistics cost. Although it would be against the spirit of the mechanism, the danger exists that licensed wholesalers could replace Sasol volumes with own production or imports. Regular interaction with the DMR to make them aware of such occurrences will be required to discourage such practices.

Safety, health and environment

        We are committed to zero exposure to harm to people, facilities and the environment. Our safety, health and environment (SH&E) performance is driven by the quest for continuous improvement that will help us achieve our vision of being a world class company.

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

        We focus on our safety, health and environmental responsibilities through our SH&E policy, strategy and minimum requirements and are committed to ensure that we operate under safe working practices, safeguard against accidents and avoid harm to people and the environment in all our businesses. Our SH&E minimum requirements also extend to new joint ventures in which we participate.

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

        In order to ensure that our safety, health and environmental performance is aligned with our group targets and objectives, SH&E governance and other audits are carried out regularly. All of our businesses are required to track their performance and furnish quarterly reports to their respective operating boards to the Group Executive Safety, Health and Environment Committee (acting as a sub committee of the GEC) and to the Group Risk and Safety, Health and Environment Committee. At the highest level, the Risk and Safety, Health and Environment Committee of the Sasol Limited Board considers the major risks and liabilities, progress on our internal indicators of performance and any major incidents and events of non-compliance. For information regarding our Group Executive Safety, Health and Environment Committee and the Risk and Safety, Health and Environment Committee of the Sasol Limited Board, see also "Item 6.C—Board Practices". Similar reports are also required to address significant division-specific issues. We use the findings emanating from SH&E governance and other audits to implement improvement measures. Specific governance structures were developed to address greenhouse gas challenges facing the group. The Greenhouse Gas Management Committee meets every two months to discuss strategic greenhouse gas issues. The members are also mandated to take decisions on behalf of the group.

        Our businesses are required to manage their safety, health and environmental risks in line with internationally accredited management systems. On safety, health and environmental management systems, with most of our businesses having achieved International Standards Organization (ISO) 14001 certification and Occupational Health and Safety Advisory Service (OSHAS) 18000 certification, we are well on the way towards our group target of achieving ISO 14001 and OSHAS 18000 certifications for all our businesses.

        The ISO 14001 and OSHAS 18000 standards are internationally accepted standards for the development and implementation of safety, health and environmental management systems. Certification to the standard entails regular audits by an independent, accredited third party auditor. We have also set OSHAS 18001 and Process Safety Management (based on the US Occupational Safety and Health Administration and other Sasol requirements) as additional minimum corporate requirements, including a behavioural safety programme for all Sasol businesses. These systems and programmes are currently implemented and progressed.

Health and safety

        Safety.    In 2009, there were regrettably four fatalities, compared to three in 2008. These occurred at Sasol Mining, Sasol Oil, Sasol Synfuels and Infrachem.

        Sasol appointed DuPont Safety Resources (DuPont) in November 2004 to undertake a comparative safety review of selected South African operations against international best practices in the areas of leadership, organisation, and operational and process safety. DuPont performed a second review during March 2006 to determine progress with the implementation of recommendations arising from the first review. While commendable progress was reported, the improvement programme was updated and continued. The focus during 2009 continued to be the implementation of the Process Safety Management system in South African operations, aiming towards full implementation by June 2010. Success has been achieved with the full implementation of some standards in South Africa, including the permit to work system and the service provider safety management standard.

        The performances of our US and European operations have been excellent.

        Emissions.    Because of the nature of some of our processes, including coal gasification for the production of petrochemical products, our operations generate relatively high carbon dioxide emissions. Our coal gasification operations are situated in South Africa, which is classified as a developing country in terms of the Kyoto Protocol and though we are largely exempt from the emissions reduction targets required under the Protocol, we have implemented a successful project to replace coal as a feedstock with natural gas at our Sasolburg chemical operations. Sasol is also committed to reducing greenhouse gas emissions in terms of our Greenhouse Gas Policy Statement. We have established an internal carbon credit management committee to facilitate the governance of carbon credits obtained through, amongst other things, the clean development mechanism. We support the voluntary Energy Efficiency Accord championed by the South African Department of Mineral Resources.

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

        Water.    Water use is increasingly becoming a source of concern, not only in mining, but in all our operations, in particular in South Africa, Qatar and other arid countries. A series of water treatment and saving programmes and projects were introduced or are currently under way to address challenges in all of our operations. We have progressed significantly in the research and development of managing the water-related impacts of our mining activities. Sasol recently endorsed the United Nations Global Compact CEO Water Mandate which presents a comprehensive approach to water management. It is a voluntary initiative developed to inspire business to positively contribute to sustainable water resource management. Further initiatives on water management in South Africa, specifically, will be informed by the Water for Growth and Development Framework that is currently being developed by the Department of Water and Environmental Affairs.

        Our project team of internal and external experts in mining, geohydrology, geochemistry, water and waste treatment is committed to researching innovative and cost-effective solutions to further reduce our impact on the environment.

        The long-term supply of water to the Secunda complex (up to 2030) has been augmented by the Vaal River Eastern Sub-System Augmentation Project (VRESAP). The Trans-Caledon Tunnel Authority was mandated by the Minister of Water Affairs and Forestry of South Africa to fund and implement the VRESAP project to meet the growing demands of Eskom and Sasol in the Mpumalanga region. Construction of the VRESAP pipeline is complete. Since 1 June 2009, the project has been declared operational by the Department of Water and Environmental Affairs. Temporary infrastructure will be used until the completion of the permanent abstraction works, which are scheduled for the end of the 2010 calendar year.

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

        In addition, since 11 September 2001, assessing and improving the security of chemical operations in the United States has become an important focus. Our Lake Charles plant has since evaluated plant security programs and made changes in procedures and physical security measures. Sasol NA has also adopted a Security Code of Management Practice, which requires that we conduct a security vulnerability analysis to identify areas in which additional security measures are necessary, and have a management system in place for other aspects of plant, distribution and cyber security. We have also submitted all of the required security information to the Department of Homeland Security for compliance with the Chemical Facility Anti-Terrorism Standard (CFATS).

        All Sasol sites have identified and quantified their major risks with regards to major fire, explosion or releases. Risk mitigation plans are in place. We maintain a comprehensive insurance programme to address identified risks. It is our policy to procure property damage and business interruption insurance cover for our production facilities above acceptable deductible levels at acceptable commercial premiums. However, full cover for all scenarios of maximum losses may in some years not be available at acceptable commercial rates and we cannot give any assurance that the insurance procured for any particular year would cover all potential risks sufficiently or that the insurers will have the financial ability to pay claims.

        Land remediation and rehabilitation.    Because of our chemicals and fuels processes, we have particular legacy and current risks that we have addressed or are currently addressing. We are consolidating our regional strategies to form a group-wide strategy to address potential liabilities associated with land remediation and rehabilitation.

        Our gas pipelines are buried underground in order to reduce long-term impacts. We implemented this approach for the Mozambique natural gas project, for which we used World Bank Group guidelines for environmental impact assessment studies.

        Waste.    Potential risks associated with waste are a priority for us. Historical legacies are addressed in accordance with relevant legal requirements, and cleaner production techniques are implemented to address future risks. Where we acquire new plants, the attendant risks are identified and the necessary indemnities sought from the sellers. Where we have not secured such indemnities, we are confident that such risks and attendant liabilities will not have a material effect. New waste management legislation came into effect on 1 July 2009 in South Africa (excluding the provisions on the management of contaminated land) and is likely to have long-term implications on waste management practices and associated costs. It is, however, too early to estimate these as the implementation of the act is dependant upon the establishment of a National Waste Management Strategy that is currently being developed.

        The Natural Gas Conversion Project has had a significant impact on the reduction of waste produced, specifically with regards to tar and oil waste and ash at our operations in Sasolburg. The ash dump presently has a negative growth rate due to ash sales for brick making.

        The South African Waste Discharge Charge System for the controlled discharge of effluent to a water body will be implemented by the Department of Water and Environmental Affairs over the next three to five years. The financial impact to Sasol has yet to be quantified, but could be substantial. Waste and waste water effluent minimisation projects are receiving specific attention.

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

        Product Registration.    The new European Union Regulatory Framework for the Registration, Evaluation, and Authorisation of Chemicals (REACH) that came into effect on 1 June 2007, aims to improve the protection of human health and the environment while maintaining competitive trade. We acknowledge the requirements of REACH and will ensure that these substances that constitute our products and that are subject to REACH will meet these requirements. We therefore embrace the opportunity to interact with our suppliers, customers and end users to fulfill these requirements. In order to ensure continued production and sale of our products in the EU we completed the first REACH milestone, namely the pre-registration of the Sasol produced or imported substances by November 2008. We are now preparing for registration by categorising our substances according to the specified volume ranges and chemicals regarded as of high concern. See "Item 4.B—Business overview—Sasol Solvents, Sasol Olefins & Surfactants, Sasol Wax and Merisol".

South Africa

Environmental regulation

        The Constitution of the Republic of South Africa provides the framework for the environmental legislation in South Africa. Section 24 of the Constitution enshrines the right of all citizens to an environment that is not harmful to their health and well-being and provides individuals with a right to the protection of the environment. It further provides that these rights can be enforced through reasonable legislative and other measures to prevent pollution and degradation, to promote conservation and to secure an ecologically sustainable development. Further constitutional provisions provide relevant rights of enforcement, including class actions. A number of laws and regulations address specific issues relating to the protection of the environment. Recent changes in government resulted in the alignment of departments governing environmental matters. A single department, the Department of Water and Environmental Affairs, now governs most of the environmental acts referred to below. Below is an analysis of some of these laws, which may be relevant to our operations.

        National Environmental Management Act.    The National Environmental Management Act (the Act) provides for co-operative environmental governance and coordination of the environmental functions of the government. The Act regulates environmental authorisation requirements, compliance and provides for enforcement measures including provision for fines of up to R5 million. These enforcement measures also extend to special environmental management acts, such as the Biodiversity Act and the Protected Areas Act. Recent amendments to the Act, though not in effect yet, include the Waste Act, the Water Act and the Air Quality Act, as special environmental management acts. The Act principally imposes a duty of care on persons who have or may pollute or degrade the environment and other responsible parties to take reasonable measures to prevent and remediate environmental damage, protects workers refusing to undertake environmentally hazardous work and provides for control over emergency incidents. It promotes access to environmental information, protects whistleblowers and allows for private prosecution and class actions. The Act was recently amended to include provisions and requirements for environmental authorisations and impact assessments. Provisions in this regard under the Environment Conservation Act were repealed. Additional amendments have recently taken effect to facilitate the implementation of the proposed new environmental impact assessment regulations aiming to streamline the impact assessment requirements in support of economic growth objectives. However, the amendments impose stricter requirements in respect of environmental management programmes and permit the authorities to require financial security for compliance with the conditions of an authorisation, an environmental management programme and for closure. The latest amendments also provide for environmental authorisations related to mining and other activities (such as prospecting, production and exploration), presently regulated under the Mineral and

Petroleum Resources Development Act, to be governed in terms of the National Environmental Management Act. The MPRDA has also been amended to give effect to this, but is not in effect yet. These specific provisions on environmental governance with respect to mining will only take effect within 18 months from the amendments to the MPRDA.

        National Environmental Management: Biodiversity Act.    This Act deals with various issues relating to biological diversity including its management and conservation.

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

        Mineral and Petroleum Resources Development Act.    Until the amendments to the MPRDA take effect, environmental governance with respect to mining, prospecting, production and exploration is still regulated under the Mineral Petroleum Resources Development Act. This Act makes provision for the effective management of impacts associated with mining activities. An environmental management programme or plan (EMP) must be compiled and approved by the Department of Mineral Resources, and regularly reviewed. The EMP is required to cover potential environmental as well as socio-economic impacts. The Act further requires the making of financial provision for the rehabilitation or management of negative environmental impacts.

Water protection

        The National Water Act provides for the equitable allocation of water for beneficial use, sustainable water resource management and the protection of the quality of water resources. The Act establishes water management procedures and protects water resources through the licensing of various uses of water. It also includes provisions for pollution prevention, remediation requirements and emergency incidents. The Department of Water and Environmental Affairs is currently implementing a Waste Discharge Charge System, which may have a significant impact on operational costs in the next three to five years.

        A significant part of our operations, including mining, chemical processing and others, require use of large volumes of water. South Africa is generally an arid country and prolonged periods of drought or significant changes to current water laws could increase the cost of our water supplies or otherwise impact our operations. In this regard, the Department of Water and Environmental Affairs is implementing a Pricing Strategy aimed at allocating the appropriate price for the use of water, which may have a significant impact on operational costs. Further initiatives in this regard include the Water Resource for Growth and Development Framework (intended to inform the revision of the National Water Resources Strategy, which is due to be updated in 2009 and which will capture the overall approach to water management in South Africa, and the National Water Resource Allocation Strategy, aiming to ensure the equitable distribution of water. The Department of Water and Environmental Affairs is also progressing towards establishing a state owned water resources infrastructure agency that will finance and implement all future national water infrastructure schemes.

Air protection

        The National Environmental Management:    Air Quality Act has recently been promulgated, enabling the Department of Water and Environmental Affairs (the Department) to set ambient air quality and emission standards, declare Priority Areas for the implementation of Air Quality Management Plans, and prepare for the review of atmospheric emission licenses. It is expected that this Act will impose stricter standards on air quality management in South Africa, through the adoption of internationally accepted ambient and emission standards and that this will result in significant capital and operational costs. The Department recently declared the Vaal Triangle (where the Sasolburg plant is situated) and the Highveld area (where our Secunda operations are situated) as Priority Areas. The Vaal Triangle Priority Area Air Quality Improvement Plan has been finalised and is being implemented. Compliance with the provisions of this plan will have significant cost implications. The Highveld Priority Area Air Quality Improvement Plan is being developed and we are providing input by participating in stakeholder meetings. The National Air Quality Management Framework was published in September 2007 and a second revision of this framework is still awaited. The full implementation of the National Environmental Management: Air Quality Act is expected by the end of the 2009 calendar year. The Department has finalised ambient air quality and point source emission standards and publication thereof is imminent. We are cooperating closely with the Department in the implementation of these requirements, however, we are presently unable to quantify the amount of additional capital expenditure required for full compliance. Compliance with the point source emission standards will be phased in over a period of time for existing operations and there are separate compliance time frames for new activities.

        We further monitor air emissions at our plants to measure ambient air quality.

        Some of our processes in South Africa, especially coal gasification, result in relatively high carbon dioxide emissions. South Africa is considered a developing country in terms of the Kyoto Protocol and, accordingly, it is largely exempt from the emissions reductions required. However, the Department developed a long-term mitigation scenario for South Africa which will result in a greenhouse gas policy which may include reduction targets. Progress on the development of this policy is under way and we have commented on a first draft. We are taking measures to reduce our emissions, inter alia, through the use of natural gas from Mozambique since 2004 as a partial replacement for coal. This change reduced sulphur dioxide emissions and hydrogen sulphide odours from gasification operations in the Sasolburg region. This effort also resulted in the significant reduction of greenhouse gas emissions. In addition, we have successfully registered a nitrous oxide emission reduction project using the Clean Development Mechanism, thereby reducing greenhouse gas emissions equivalent to about a million tonnes of carbon dioxide a year. We are also advancing the development of six additional Clean Development Mechanism Projects in various areas of our business. In advancing our overall sustainable development performance, we have also developed new greenhouse gas targets for the group, including emissions intensity and absolute emission reduction targets. We have invested significant capital for energy efficiency improvements at various plants that have resulted in greenhouse gas reductions and improvements in ambient air quality. During the course of the last year, we have also invested in renewable energy and carbon capture and storage in our processes. Implementation of these initiatives and investments are ongoing.

Waste and hazardous substances

        The National Environmental Management: Waste Act.    The National Waste Management Act, 59 of 2008, took effect on 1 July 2009. The act repeals certain sections of the Environment Conservation Act and introduces new legislative requirements on all aspects of waste management in a comprehensive manner. The act also regulates on contaminated land management, but this section of the act is not in effect yet. The act imposes various duties on holders of waste (being any person who stores, accumulates, transports, processes, treats and disposes of waste). These duties are potentially far reaching as waste is broadly defined. The act also requires licences to be obtained for the commencement, undertaking or conducting of waste management activities. The process for the application for these licences is similar to the process for obtaining environmental authorisations under the National Environmental Management Act. The act further regulates on waste information systems and provides for specific regulation of priority wastes. The first step towards the full implementation of the act is the development of the National Waste Management Strategy. The expected finalisation thereof is June 2010. The framework will provide for, amongst other things, the development of norms and standards for the classification of hazardous waste, targets for waste reductions and waste management measures such as re-use, recycling and reduction and integrated waste management.

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

        Mine Health and Safety Act.    The principal objective of the Mine Health and Safety Act is to protect the health and safety of persons at mines by requiring that employers and others ensure that their operating and non-operating mines provide a safe and healthy working environment, determining penalties and a system of administrative fines for non-compliance and giving the Minister of Mineral Resources the right to restrict or stop work at any mine and require an employer to take steps to minimise health and safety risks at any mine. The act has recently been amended with the primary objective to strengthen the enforcement provisions, in order to simplify the administrative process for the issuing of fines and to reinforce certain fines and penalties. The amendment act imposes more stringent duties on the employer regarding the notification of and investigation of incidents as well as training. Although a provision has been included that extends liability to mining management and directors, this provision has not taken effect yet and is under reconsideration.

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

General environmental care

        On 28 April 2006, a new Environmental Decree (Legislative Decree 152/2006) came into force, regulating the most important environmental matters, including authorisations, emissions, water management, wastes and remediation and environmental damages. Several decrees were issued during 2007, 2008 and 2009, detailing different aspects of the law.

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

Health and safety

        In April 2008, a new Legislative Decree (LD) 81/08, which is renewing and collecting all the legislation concerning Safety and Occupational Health with the exclusion of Major Hazards (Seveso), was published and came into effect on 14 May 2008. The new legislative decree covers the safety and health matters formerly defined by LD 626/94 and the aspect related to construction (buildings, scaffolds, etc). Some of the new rules include:

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

United States

Environmental compliance

        Sasol North America (Sasol NA), Sasol Wax and Merisol are subject to numerous federal, state, and local laws and regulations that regulate the discharge of materials into the environment or that otherwise relate to the protection of human health and the environment. As with the chemical industry, generally, compliance with existing and anticipated environmental, health, safety, and process safety laws and regulations increases the overall cost of business, including capital costs to construct, maintain, and upgrade equipment and facilities. These laws and regulations have required, and are expected to continue to require, Sasol NA, Sasol Wax and Merisol to make significant expenditures of both a capital and expense nature. Environmental compliance expenditures for our interest in Merisol, Sasol Wax and Sasol NA's manufacturing sites for the next five years are estimated to range from US$2 million to US$6 million per year.

        Indemnities dealing with historical groundwater and soil contamination as a result of RWE-DEA vinyl business continue.

Remedial action

        Active and former manufacturing sites.    Sasol NA has been investigating the remediation of soil and groundwater contamination at the Lake Charles chemical complex (LCCC) and Baltimore plant sites resulting from historical operations under orders issued by Louisiana and Maryland Departments of the Environment (DoE), respectively. The Vinyl Chloride Monomer (VCM) Plant which was sold to Georgia Gulf in 1999 is also subject to US Resource Conservation and Recovery Act (RCRA) corrective action requirements. The Baltimore Plant is monitoring the natural attenuation of hydrocarbon contaminants in the groundwater and reporting regularly to Maryland DoE and is not being actively remediated. Baltimore has done a supplemental study of groundwater contamination and it is possible that the State of Maryland could require remediation of the contamination. The current costs of monitoring the VCM Plant site and any foreseeable remediation costs are not expected to be material. Any remedial costs at Baltimore are not defined but based on the amount of contamination are not expected to exceed US$500 000.

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

        Under the agreement for the acquisition of Sasol Chemie, most of Sasol NA's costs of remediation and contamination from historical operations at its active and sold sites are being indemnified by RWE-DEA AG, and will continue to be indemnified until at least 1 March 2023 in respect of Lake Charles, and in perpetuity in respect of the Mansfield, Aberdeen, Jeffersontown, and Oklahoma City sites. In addition to indemnities from RWE-DEA AG, Sasol NA also has indemnities from some of its predecessors, namely BP for Mansfield and Reichhold Chemical for Jeffersontown, for contamination resulting from those companies' operations at the sites. Sasol NA does not expect costs to remediate these sites to have a material effect on operations or results.

        Calcasieu Estuary CERCLA Site.    In June 1999, Sasol NA and other Calcasieu Parish industry members received letters from USEPA making demands under Section 107 of the Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA) for past costs and future remedial investigation, remediation, and restoration costs associated with the Calcasieu Estuary. The Calcasieu Estuary, which includes the Calcasieu River and several major tributaries in the vicinity of Lake Charles, Louisiana, has received releases and discharges from industry since the 1930s. Bayou Verdine has received releases and discharges from the ConocoPhillips Lake Charles Refinery beginning in the 1940s and from the LCCC beginning in the 1960s. The "Bayou Verdine Area of Concern" is one of the areas of concern of the Calcasieu Estuary CERCLA Site.

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

        The EECA also recommends removal actions for the "Main Channel Area" of Bayou Verdine. ConocoPhillips and Sasol NA intend to perform the Main Channel Removal Action under a Consent Decree which is being negotiated. Under a Consent Decree, ConocoPhillips and Sasol NA hope to resolve all of the government's CERCLA claims against the companies in connection with the Calcasieu Estuary and will receive protection against CERCLA contribution claims by other "Potentially Responsible Parties" against the companies. An agreement in principle has been reached with US EPA and the resource trustees concerning the scope of the "Main Channel Area" and natural resource restoration projects, as well as the amount of past agency response costs to be reimbursed by Sasol NA and ConocoPhillips. Sasol NA will pay 10% of these costs.

        Sasol NA's total estimated liability at 30 June 2009 for its share of Bayou Verdine and the Calcasieu Estuary CERCLA Site is about US$1,8 million. Under the agreement for the acquisition of

Sasol Chemie, 80% of Sasol NA's estuary related remediation costs are expected to be indemnified by RWE-DEA AG, and will continue to be indemnified until at least 1 March 2023.

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

        The Framework Environmental Law (20/97) was enacted in October of 1997. The aims of the Environmental Law are to provide a legal framework for the use and correct management of the environment and its components and to assure sustainable development in Mozambique. The Law is applicable to all public or private activities that may directly or indirectly influence the environment. It requires licensing of activities that are liable to cause significant environmental impacts. The granting of an environmental license is subject to the preparation and approval of an appropriate level of environmental impact study and management plan. The body of environmental legislation is growing and comprises the Regulation on Environmental Impact Assessment Process (45/2004 of 29 September) which revokes the 1998 Regulation (76/98 of 29 December), the Regulation on Environmental Quality and Effluent Emissions Standards (18/2004) of 2 June and the Regulation on Environmental Auditing (32/2003) of 20 August. During 2006, new legislation was enacted namely the Regulation on Environmental Inspections (11/2006) of 15 June, the Regulation on Waste Management (13/2006) of 15 June and General Directives for Environmental Impact Studies (129/2006) and the Public Participation Process (130/2006) of 19 July. On 4 November 2008, Decree 42/2008 was enacted to amend articles 5, 15, 18, 20, 21, 24, 25 and 28 of the Environmental Impact Assessment Regulations approved by Decree 45/2004.

        In terms of environmental protection and safety, the Petroleum Act (3/2001) and the Petroleum Operations Regulations (24/2004) require holders of exploration and production rights to conduct petroleum operations in compliance with environmental and other applicable legislation.

        Sasol Petroleum Temane Limitada (SPT), our Mozambican subsidiary, was certified in terms of ISO 14001 and ISO 9001 in November 2004 and has retained certification in subsequent annual surveillance audits. SPT also achieved OHSAS 18001 certification during January 2006.

        In June 2005, we signed agreements with the Mozambican government for an offshore exploration license in the Indian Ocean. Seismic activities were conducted from January to June 2007 following a comprehensive and detailed EIA process which took in excess of 13 months to complete and approve. To ensure an open and transparent process, Sasol promoted wide and active public consultation and engagement with all identified stakeholders, in line with the published EIA Regulations. As recommended in the EIA, Sasol undertook year long baseline and monitoring studies during 2007 pertaining to the potential impacts of shallow water exploration activities on sensitive receptors and in particular the resident dugong population and the artisanal fishery. Based on the outcomes and recommendations of the shallow water baseline and monitoring studies, we agreed to postpone all exploration activities in the shallow water environment, until the conclusion of the Strategic Environmental Assessment which is currently being planned by the Government of Mozambique.

In August of 2008, Mozambique's Ministry for the Coordination of Environmental Affairs and the National Petroleum Institute were notified of our decision.

        The Simplified Environmental Impact Assessments for the planned onshore expansion aimed at the de-bottlenecking of the gas processing facility and the transportation pipeline have been concluded. The Environmental License for the Central Processing Facility (CPF) Expansion Project was issued in March 2009 and site preparation work is currently underway. The Simplified Environmental Assessment for the Pipeline Expansion Project is currently being amended to accommodate scope changes. The amendment is being carried out in terms of the MICOA approved terms of reference for the Amendment of the Simplified Environmental Report and is expected to be completed in the third quarter of the 2009 calendar year.

        The Inhassoro Development Environmental Impact Assessment (EIA), which began in the 2008 calendar year and was due to be completed in the middle of the 2009 calendar year, has been placed on hold whilst we await the completion of technical assessments. In accordance with the EIA Regulations, most of the EIA work has been concluded. However, the finalisation of the study is expected to take place in 2010.

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

        In accordance with the constitution of Mozambique, the land and the natural resources of the soil and the subsoil of the territorial waters and continental shelf are the property of the state, which determines the conditions for their development and use, through the Land Act (19/97, of 1 October) and Regulation of Land Act (Decree 66//98 of 8 December).

Qatar

        Environmental regulation.    All public or private development plans, including industrial, agricultural and infrastructure projects are required to follow the Environmental Protection Law and obtain an environmental authorisation permit from the Ministry of Environment (MOE). MOE is also responsible for environmental protection and conservation in Qatar.

        The Environmental Protection Law, Decree-Law No. (30) of 2002 aims to meet the following objectives: (1) protection of the environment, (2) prevention of pollution (short-and long-term) (3) sustainable development by developing natural resources for the benefit of the present and future generations, (4) the protection of society, human health and other living creatures, and (5) protection of the environment from the damaging effect of activities outside of the State of Qatar.

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

        Health and safety regulation.    All medical professionals (including nurses, lab technicians, physiotherapists) have to be registered to practice in Qatar with the National Health Authority (NHA). Oryx GTL comply with all Qatar National Health Guidelines which is in line with World Health Organization (WHO) standards. Oryx GTL's health centre is licensed with the NHA through Qatar Petroleum (QP).

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

Iran

        Environmental regulation.    All public or private development plants, including industrial, agricultural and infrastructure projects, are required to follow the Environmental Protection Law and obtain an environmental authorisation permit from the Department of Environment (DOE). The DOE is also responsible for environmental protection and conservation in Iran.

        The Environmental Protection Law, Decree-Law No. (50) 1979, aims to meet the following objectives:

  1.
  Protection of the environment;

  2.
  Prevention of pollution (short- and long-term);

  3.
  Sustainable development by developing natural resources for the benefit of the present and future generations;

  4.
  The protection of society, human health and other living creatures; and

  5.
  Protection of the environment from the damaging effect of activities outside of Iran.

        The Iranian Environment Supreme Council Decree No. 138 (1994), stipulates specific standards and regulations to meet The Environmental Protection Laws. This includes environmental impact projects to do environmental impact assessments before construction and to obtain all approvals and implement necessary proactive measures before the issuing of a certificate to operate. Important executive regulations and by-laws used in Iran include the following:

  1.
  Air protection law stipulates standards for air quality for different industries, including petrochemical industries and ambient air quality requirements.

  2.
  Water protection law provides standards for pollutants in case of effluent discharges, which may impact on the environment.

  3.
  Waste and hazardous substance law regulates the management and transportation of general and hazardous wastes. It further regulates the responsibility for managing, handling, labelling, storage, separation, packing and transportation of hazardous materials.

        Permit to operate (PTO).    As per Iranian laws, a permit is issued by the DOE and Ministry of Industries and Mines (MIM). This permit stipulates general monitoring requirements, waste water quality standards, point source air emission standards, overall noise level limits, handling and storage of hazardous waste, chemical use, records, and emergency response programmes.

        Other environmental legislation.    Iran is a signatory to the following:

  1.
  Kyoto protocol to the United Nations Framework Convention on Climate Change;

  2.
  Stockholm Convention on Persistent Organic Pollutants;

  3.
  Basel Convention on the Control of Trans-boundary Movements of Hazardous Wastes and their Disposal; and

  4.
  Montreal Protocol on Substances that Deplete the Ozone Layer.

        Iran recently implemented a "Clean Development Mechanism" (CDM), an initiative to work on a plan to reduce the emission of greenhouse gases by reduction of flow gas flaring at the petrochemical complexes.

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

4.C    Organisational Structure

        Sasol Limited is the ultimate parent of the Sasol group of companies. Our wholly owned subsidiary, Sasol Investment Company (Pty) Limited, a company incorporated in the Republic of South Africa, holds primarily our interests in companies incorporated outside South Africa. The following table presents each of Sasol's significant subsidiaries (including direct and indirect holdings), the nature of business, percentage of shares of each subsidiary owned and the country of incorporation at 30 June 2009.

Name	Nature of business	Percentage ownership	Country of incorporation
Sasol Mining (Pty) Limited	Coal mining activities	100	South Africa
Sasol Synfuels (Pty) Limited	Production of liquid fuels, gases and chemical products and refining of tar acids	100	South Africa
Sasol Technology (Pty) Limited	Engineering services, research and development and technology transfer	100	South Africa
Sasol Financing (Pty) Limited	Management of cash resources, investment and procurement of loans (for South African operations)	100	South Africa
Sasol Investment Company (Pty) Limited	Holding company of the group's foreign investments (and investment in movable and immovable property)	100	South Africa
Sasol Chemical Industries Limited	Production and marketing of mining explosives, gases, petrochemicals, fertilisers and waxes.	100	South Africa
Sasol Gas Holdings (Pty) Limited	Holding company for the group's gas interests	100	South Africa
Sasol Oil (Pty) Limited	Marketing of fuels and lubricants	75	South Africa
Republic of Mozambique Pipeline Investments Company (Pty) Limited	Owning and operating the natural gas transmission pipeline between Temane in Mozambique and Secunda in South Africa for the transportation of natural gas produced in Mozambique to markets in Mozambique and South Africa	50	South Africa
Sasol Chemical Holdings International (Pty) Limited	Investment in the Sasol Chemie group	100	South Africa
Sasol Chemicals Europe Limited	Marketing and distribution of chemical products	100	United Kingdom
Sasol Chemicals Pacific Limited	Marketing and distribution of chemical products	100	Hong Kong
Sasol Financing International Plc	Management of cash resources, investment and procurement of loans (for operations outside South Africa)	100	Isle of Man
Sasol Gas Limited	Marketing, distribution and transportation of pipeline gas and the maintenance of pipelines used to transport gas	100	South Africa
Sasol Group Services (Pty) Limited	Supplier of functional core and shared services to the Sasol Group of companies	100	South Africa

Name	Nature of business	Percentage ownership		Country of incorporation
Sasol Oil International Limited	Buying and selling of crude oil	75	(1)	Isle of Man
Sasol Petroleum International (Pty) Limited	Exploration, production, marketing and distribution of petroleum and natural gas	100		South Africa
Sasol Polymers International Investments (Pty) Limited	Holding company for Sasol Polymers' foreign investments	100		South Africa
Sasol Synfuels International (Pty) Limited	Develop and implement international GTL and CTL ventures	100		South Africa
Sasol Wax International Aktiengesellschaft	Holding company for Sasol Wax (outside South Africa) operations	100		Germany
Sasol Wax GmbH	Production, marketing and distribution of waxes and wax related products	100		Germany
Tosas Holdings (Pty) Limited	Investment holding company	75	(1)	South Africa
National Petroleum Refiners of South Africa (Pty) Limited	Refining crude oil	47,73	(1)	South Africa
Sasol Chemie GmbH and Co. KG	Investment in the Sasol Germany GmbH, Sasol Solvents Germany GmbH and Sasol Olefins and Surfactants GmbH	100		Germany
Sasol Germany GmbH	Production, marketing and distribution of (chemical products) olefin and surfactant products	100		Germany
Sasol Solvents Germany GmbH	Production and marketing of solvents	100		Germany
Sasol Italy SpA	Trading and transportation of oil products, petrochemicals and chemical products and derivatives	99,9		Italy
Sasol North America Inc.	Manufacturing of commodity and speciality chemicals	100		United States

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

Our Secunda facilities

        Our main manufacturing facilities are located at Secunda and they are the base for our Synfuels operations and a range of our chemical industries operations, including explosives, fertilisers, monomers and polymers, solvents and tar. The approximate size of this property is 82,5 square kilometres (km2) with operating plants accounting for 8,35 km2.

Our Sasolburg facilities

        Our facilities at Sasolburg are the base for a number of our chemical industries operations, including ammonia, explosives, fertilisers, mining chemicals, phenols, solvents, polymers, tars and wax operations. The approximate total size of these properties is 51,4 km2.

        The size of the Natref refinery, also based in Sasolburg, is approximately 1,1 km2.

Our Mozambican facilities

        Our natural gas processing operations in Mozambique are operated by Sasol Petroleum Temane Limitada (a subsidiary of Sasol Petroleum International). These facilities, located some 700 km north of the Mozambican capital, Maputo, on a site of approximately 400 000 m2, extract and process natural gas from the Temane and Pande gas field. The processed gas is supplied to the South African gas market, utilising an underground high pressure pipeline, some 865 km in length and owned by Rompco.

Our facilities in Germany

        Sasol Solvents has manufacturing sites based at two locations in Germany, the most significant of these facilities is Moers (site size approximately 808 000 m2; plant size 400 000 m2).

        Various operations of Sasol Olefins & Surfactants, are based at a number of locations in Germany, most significant of these facilities are at Brunsbüttel (site size approximately 1,5 million m2; plant size 500 000 m2) and Marl (site size approximately 160 000 m2; plant size 75 000 m2).

        Sasol Wax facilities are based in Hamburg (site size approximately 160 000 m2; plant size 100 000 m2).

Our facilities in Italy

        Various operations of Sasol Olefins & Surfactants are based at a number of locations in Italy. The primary facilities are at Augusta (site size approximately 1,35 million m2; plant size 220 000 m2) and Terranova (site size approximately 353 000 m2; plant size 200 000 m2).

Our facilities in the United States

        Various operations of Sasol Olefins & Surfactants are based at a number of locations in the United States. The most significant of these facilities is located at Lake Charles, Louisiana (site size approximately 3 million m2; plant size 540 000 m2).

        Merisol also has operations based at Oil City, Pennsylvania and Houston and Winnie, Texas.

        Sasol Wax's production facility is located in Richmond, California. Sales and marketing activities are conducted from its office in Hayward, California

        For more information regarding capital expenditure in respect of these properties and the related facilities and operations, see "Item 4.A—History and development of the company—Capital expenditure" for a description of our material plans to construct, expand and enhance our facilities.

Our facilities in Qatar

        Oryx GTL is a gas-to-liquids plant, with a nominal design capacity of 32 400 bpd located at Ras Laffan Industrial City, situated along the northeast coast of Qatar.

Our facilities in Iran

        Arya Sasol Polymers Company consists of an Ethane Cracker and two Polyethylene plants located in a 72 hectare area within the Pars Special Economic Energy Zone in Bushehr Province on the Persian Gulf.

Mining properties and operations

Mine systems and their production capacity

        Sasol Mining operates six mines, the annual nominated capacities and actual production values are indicated in the following table:

  Nominated capacity and production

Mine	Nominated capacity per year(1)	2009 actual production	2008 actual production
	(Mt)	(Mt)	(Mt)
Bosjesspruit (Secunda)	8,1	6,4	7,3
Brandspruit (Secunda)	8,4	7,4	7,7
Middelbult (Secunda)	8,3	7,6	7,6
Syferfontein (Secunda)	9,2	9,5	9,3
Twistdraai Export (Secunda)	7,3	6,4	9,2
Sigma: Mooikraal (Sasolburg)	2,0	1,8	1,7

(1)
The 2009 nominated capacity of the mines is the expected maximum production of that mine during normal operational hours.

        All mines employ the underground bord and pillar mining method, using continuous miners. At Sasolburg, the Sigma Mine was established in 1950 and the Mooikraal shaft started production during 2006. In the Secunda area, production at the first two mines, Brandspruit and Bosjesspruit, commenced in 1977. Twistdraai and Middelbult followed during the early 1980s, while Syferfontein started production in 1992. In 1996, the Twistdraai Export Mine was commissioned. The mine boundaries are extended based on ongoing studies and new planning. All the production equipment is either replaced or overhauled on a regular basis according to a managed maintenance system.

Processing operations

        Export business—Secunda operations.    The export business was initiated in August 1996 as part of a growth strategy. To date, a total of 42 Mt of coal has been exported, beneficiated from 112 Mt at the Twistdraai Export Plant from 1996 through 2009. Coal is fed to the beneficiation plant from the existing Twistdraai Mine. The beneficiation plant produces primary export product with an ash content of approximately 12,9% as well as a secondary product for the Sasol Synfuels market.

        The export beneficiation plant has a design throughput capacity of 10,5 Mt per year. In the 2009 financial year, 6,0 Mt was processed. The plant consists of a primary and secondary beneficiation stage. The primary stage comprises three modules with two identical feed streams each. The coal is fed at a rate of 250 tons per stream per hour, which is fed into three 800 millimetre (mm) diameter dense medium cyclones. There are a total of 18 cyclones in the primary stage. The secondary stage consists of two modules with two 1 000 mm diameter dense medium cyclones.

        The ROM coal is transported via overland conveyor belts to the export beneficiation plant from the Twistdraai mine. The export product is loaded onto trains by means of a rapid load-out system, and then transported to the Richards Bay Coal Terminal in KwaZulu-Natal.

        The existing nameplate capacity at the Richards Bay Coal Terminal (RBCT) is 76 Mt per year. The planned RBCT expansion project, due to be commissioned in October 2009, will increase the total throughput capacity to 91 Mt. Sasol Mining has a 5% share in the original capacity of in this terminal, which corresponds to the existing entitlement of 3,6 Mt per year. Sasol Mining's entitlement will remain at 3,6 Mt per annum after the expansion of the terminal. Since Transnet Freight Rail (TFR) did not upgrade/increase its rail capacity when RBCT increased its throughput capacity to 91 Mt, it is probable that Sasol Mining's RBCT throughput capacity will reduce for a number of years until rail capacity matches the RBCT increased throughput capacity.

        Sasol Coal Supply—Secunda operations.    Sasol Coal Supply operates the coal handling facility between Sasol Mining and Sasol Synfuels by stacking and blending coal on six stockpiles of 110 000 tons each.

        The Sasol Coal Supply operation has a stockpile capacity of 660 000 tons, which is turned over approximately 1,2 times per week. In addition, there is a reserve stockpile capacity of more than 2,5 Mt. The objectives of this facility are:

  •
  to homogenise the coal quality supplied to Sasol Synfuels;

  •
  to keep the Sasol Synfuels bunkers full with a product that conforms to customer requirements;

  •
  to maintain a buffer stockpile to ensure even supply; and

  •
  to prevent fine coal generation.

        The daily coal supply to Sasol Synfuels is approximately 110 000 tons.

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

        Core recovery exploration drilling.    This is the primary exploration technique that is applied in all exploration areas, especially during reconnaissance phases. In and around operational mines, the average vertical borehole density varies from 1:10 to 1:15 (boreholes per hectare), while in medium term mining areas, the average borehole density is in the order of 1:25. Usually, the drilling depth ranges from 200 m to 250 m. Depths of the boreholes drilled vary, depending on the depth to the Pre-Karoo basement, which vary from 160 m to 380 m. The major application of this technique is to locate the coal horizons, to determine coal quality and to gather structural information about dolerite dykes and sills, and the associated de-volatilisation and displacement of coal reserves. This information is used to compile geological models and forms the basis of geological interpretation.

        Directional drilling (surface to in-seam).    Directional drilling from surface to in-seam has been successfully applied for several years. A circular area with a radius of approximately 2 km of coal deposit can be covered by this method, from one drill site. The main objective of this approach is to locate dolerite dykes and transgressive dolerite sills, as well as faults with displacements larger than the coal seam thickness.

        Horizontal drilling.    This technique is applied to all operational underground mines and supplies short-term (minimum three months) exploration coverage per mining section. No core is usually recovered, although core recovery is possible, if required. The main objective is to locate dolerite dykes and transgressive sills intersecting the coal mining horizon, by drilling horizontal holes in the coal seam from a mined out area. A drilling reach of up to 1 km is possible, although the average length is usually 800 m in undisturbed coal.

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

General stratigraphy

        The principal coal horizon, the Number 4 Lower Coal Seam, provides some 91,0% (2008: 86,6%) of the total proven and probable reserves. The Number 4 Lower Coal Seam is one of six coal horizons occurring in the Vryheid Formation of the Karoo Supergroup, a permo-carboniferous aged, primarily sedimentary sequence. The coal seams are numbered from the oldest to the youngest.

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

  •
  The thickness of the seam varies in a range up to 10 m with a weighted average thickness of 3,3 m. In general, thinner coal is found to the south and thicker coal to the west adjacent to the Pre-Karoo basement highs.

  •
  The inherent ash content (air dried basis) is an average 24,5%, which is in line with the coal qualities supplied during the past 30 years to Sasol Synfuels.

  •
  The volatile matter content is tightly clustered around a mean of 22,8% (air dried).

  •
  The total sulphur content (air dried), which primarily consists of mineral sulphur in the form of pyrite and minor amounts of organic sulphur, averages 1,08% of the total mass of the coal.

        The other potential coal seam is:

  •
  The Number 2 Coal Seam, which provides an additional tonnage to the reserve in one area and is being evaluated in a number of other areas to provide supplemental reserve tonnage.

  Mining parameters and assumptions used during reserve estimation

  •
  Minimum mining height (meters):  the minimum mining height used is 2,2 m. The exception is Bosjesspruit mine, where the height is 1,5 m.

  •
  Maximum mining height (meters):  the maximum mining height used is 4,8 m (Syferfontein).

  •
  Primary safety factor(1):  the safety factor used in the mine planning, for primary development, in normal ground conditions is 1,8.
(1)
The safety factor is calculated by dividing the strength of the pillar by the stress acting on the pillar. The strength of the pillar is determined by the inherent strength of the coal material, the width of the pillar and the height of the pillar. The stress on the pillar is the result of the pillar load, which is determined by the depth of mining, the pillar width and the bord width.

•
Secondary safety factor(1):  the safety factor used in the mine planning, for secondary development, in normal ground conditions is 1,6.

•
Minimum dry ash free volatile matter content:  the dry ash free volatile matter content gives an indication of devolatilised coal. During estimations, areas with a dry, ash free volatile matter content of less than 28% are excluded, and considered to be devolatilised coal areas.

•
Geological loss factor:  the geological loss factors vary in the respective blocks from 4,3% (Syferfontein) to 35% (Block 5 East) and averages at 10% in the operational mines. The geological loss factor is a discount factor applied to the gross in situ tonnage to take into account as yet unobserved geological features, which may occur. The geological loss factor is therefore a function of the borehole density and known geological complexity of the area, as well as the judgment of the competent person involved.

•
Mine layout losses:  the mine layout loss factors, expressed as a percentage of the in situ coal reserves vary between 6% for Bosjesspruit (2008: 11% for Rooipoort) and 33% for Brandspruit (2008: 28% for Block 5 East) with an average value of 27,5% for the operational mines. The change from the loss percentages reported in the previous year is mainly due to the optimisation of reserve utilisation. The mine layout loss factor is a discount factor required to account for the expected loss of coal reserves, due to actual mining activities, not reaching the defined boundary of the mineable in situ coal reserve block. The mine layout loss factors applied are therefore a function of the complexity of the depicted actual and anticipated geological structures and the actual historical loss factors experienced.

•
Mine method losses:  this is the coal left behind in the roof due to not mining the full seam. The reason for this being safety, leaving a protective layer of coal in the roof of the coal seam. Losses reported are 10,7% (2008: 13%) for Syferfontein, 0,7% (2008: 0,3%) for Twistdraai and 8,8% (2008:9,1%) for Sigma: Mooikraal

  •
  Mining losses:  mining loss factor, expressed as a percentage of the mineable in situ coal reserve, vary between 25,0% for Rooipoort (2008: 40,4% for Twistdraai) and 57,0% (2008: 50,6%) for Syferfontein, with an average value of 52,0% for the operational mines. The factor for Twistdraai is low due to the high proportion of stooping tonnes left and the factor for Syferfontein is higher than other mines due to the lack of high extraction. The mining loss factor is the discount factor required to account for the expected loss of coal reserves, due to actual mining activities, which requires support pillars to be left in situ. The mining loss factors applied are therefore a function of the mining method used and planned to be used, as well as the actual historical loss factors experienced.

  •
  Contamination factor:  the contamination factor expressed as a percentage of the extractable coal reserve, vary between 0,4% (2008: 0%) for Syferfontein and 4,8% for Bossjesspruit (2008: 2,7% for Middelbult). The contamination factor for Bossjesspruit increased due to the fact that thinner seams are mined and the equipment used is not optimal for thin seams, resulting in overcutting being planned. The contamination factor refers to the extraneous coal and non-coal material which is unintentionally added to the practical mining horizon, as a result of the mining operations. The contamination factors applied are therefore a function of expected geological conditions in the immediate roof and floor of the mining horizon, as well as the actual and historical contamination factors experienced. Contamination factors are also influenced by the equipment selection relative to the planned mining height.

  •
  Superficial moisture factor:  the superficial moisture factor, expressed as a percentage of the extractable coal reserve, vary between 4,6% for Rooipoort (2008: 5% for Middelbult) and 2,3% for Sigma: Mooikraal (2008: 3,1% for Block 5 East). The superficial moisture refers to the extraneous moisture added to the extracted coal as a result of the mining operations. The factors applied are therefore based mostly on the historical factors experienced.

Reserve estimation (remaining reserves at 31 March 2009)

        We have approximately 3,9 billion tons (Bt) of gross in situ proven and probable coal reserves in the Secunda Deposit and approximately 1,3 Bt of recoverable reserves. The coal reserve estimations are set out in table 1 below. The different reserve areas are depicted on a map on page M-4, as well as whether a specific reserve area has been assigned to a specific mine.

Table 1.

Coal reserve estimations(1) as at 31 March 2009, in the Secunda area where Sasol Mining has interim statutory rights (old order mining rights), for which applications were submitted to convert to mining rights in terms of the Mineral and Petroleum Resources Development Act, Act 28 of 2002

Reserve area	Gross in situ coal resource(2) (Mt)(5)	Geological discount (Mt)(5)	Mine layout losses (Mt)(5)	Extraction rate (%)	Recoverable reserves(3) (Mt)(5)	Beneficiated yield (%)		Proven/ probable
Middelbult Mine	820	136	90	43	274	100		Proven
Bosjesspruit Mine	406	32	24	56	176	100		Proven
Twistdraai Mine	70	4	15	61	42	P51,S20	(4)	Proven
Syferfontein Mine	551	24	65	47	197	100		Proven
Brandspruit Mine	173	9	58	53	61	100		Proven
Rooipoort Area	352	56	120	66	143	P35,S45	(6)	Probable
Block 2, number 4 seam	810	219	108	54	273	100		Probable
Block 2, number 2 seam	370	100	49	54	125	100		Probable
Block 5 East	184	64	22	45	47	100		Probable
Block 3 South	141	38	19	58	52	100		Probable

Total Secunda Area	3 877				1 389

(1)
The coal reserve estimations in this table were compiled under supervision of Ms Karin van der Merwe and Mr Jakes Lock. The "South African Code for Reporting of Minerals Resources and Minerals Reserves (The SAMREC Code 2007 edition)" dealing with competence and responsibility, paragraph 7, state Documentation detailing Exploration Results, Mineral Resources and Mineral reserves from which a Public Report is prepared, must be prepared by, or under the direction of, and signed by a Competent Person. Paragraph 9 states: A 'Competent Person' is a person who is registered with SACNASP, ECSA or PLATO, or is a Member or Fellow of the SAIMM, the GSS or a Recognised Overseas Professional organisation (ROPO). The Competent Person must comply with the provisions of the relevant promulgated Acts. Mr JD Conradie, on behalf of Gemecs (Pty) Limited performed a comprehensive and independent audit of the coal resource/reserve estimations in February 2007. The estimates was certified as correct by one of the Gemecs (Pty) Ltd directors, Mr CD van Niekerk (Pr.Nat.Sci), who signed the statement in his capacity as a competent person and auditor. The current estimation still is in line with the audited reserve and resource statement of February 2007. The estimation of the reserves is compliant with the definition and guidelines as stated in the SAMREC and JORC codes, as well as SEC Industry Guideline 7.

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

(4)
The P% of P51 refers to the export product yield from the recoverable coal reserve and the S% of S20 refers to secondary product yield, which will be supplied to the Synfuels factory. The balance of this is discard material. The secondary product yield dropped due to an increase in slimes generated.

(5)
Mt refers to 1 million tons. Reference is made of tons, each of which equals 1 000 kilograms, approximately 2 205 pounds or 1 102 short tons.

(6)
The Rooipoort area contains some coal which can be beneficiated for the export market. Investigations to prove the viability of beneficiation are underway.

Coal qualities per associated reserve estimation (remaining reserves at 31 March 2009)

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

Reserve area	Wet/ dry tons	Average inherent moisture content (%)	Average superficial moisture content (%)	Assigned/ unassigned	Steam/ metallurgical coal	Heat value (air dry basis) MJ/kg	Sulphur (air dry basis)
Middelbult Mine	Wet	4,3	4,5	Assigned	Steam	21,1	0,9
Bosjesspruit Mine	Wet	3,6	4,0	Assigned	Steam	20,9	1,1
Twistdraai Mine	Wet	3,7	3,5	Assigned	Steam	20,4	1,1
Syferfontein Mine	Wet	5,7	4,8	Assigned	Steam	20,2	0,7
Brandspruit Mine	Wet	4,1	3,7	Assigned	Steam	19,1	1,5
Rooipoort Area	Wet	4,3	4,3	Assigned	Steam	21,3	1,0
Block 2, number 4 seam	Wet	3,7	3,7	Unassigned	Steam	18,4	1,2
Block 2, number 2 seam	Wet	3,6	3,7	Unassigned	Steam	17,4	0,7
Block 5 East	Wet	3,7	3,1	Unassigned	Steam	20,8	1,0
Block 3 South	Wet	3,4	3,5	Unassigned	Steam	21,9	0,7
Table 3.

Coal qualities, on an as received basis, in respective coal reserve areas, where Sasol Mining has interim statutory rights (old order mining rights), in the Secunda mining complex, to convert to mining rights in terms of the Mineral and Petroleum Resources Development Act, Act 28 of 2002.

Reserve area	Wet/ dry tons	Average inherent moisture content (%)	Average superficial moisture content (%)	Assigned/ unassigned	Steam/ metallurgical coal	Heat value (as received basis) MJ/kg	Sulphur (as received basis)
Middelbult Mine	Wet	4,3	4,5	Assigned	Steam	20,1	0,9
Bosjesspruit Mine	Wet	3,6	4,0	Assigned	Steam	20,0	1,0
Twistdraai Mine	Wet	3,7	3,5	Assigned	Steam	19,5	1,1
Syferfontein Mine	Wet	5,7	3,8	Assigned	Steam	19,3	0,7
Brandspruit Mine	Wet	4,1	3,7	Assigned	Steam	18,4	1,4
Rooipoort Area	Wet	4,3	4,3	Assigned	Steam	20,4	1,0
Block 2, number 4 seam	Wet	3,7	3,7	Unassigned	Steam	17,7	1,2
Block 2, number 2 seam	Wet	3,7	3,7	Unassigned	Steam	16,7	0,6
Block 5 East	Wet	3,7	3,1	Unassigned	Steam	20,3	1,0
Block 3 South	Wet	3,4	3,5	Unassigned	Steam	21,1	0,7

Criteria for proven and probable

        Over and above the definitions for coal reserves, probable coal reserves and proven coal reserves, set forth in Industry Guide 7, under the US Securities Act of 1933, as amended, which are included in our glossary, we consider the following criteria to be pertinent to the classification of the reserves.

        Probable reserves are those reserve areas where the drill hole spacing is sufficiently close in the context of the deposit under consideration, where conceptual mine design can be applied, and for which all the legal and environmental aspects have been considered. Probable reserves can be estimated with a lower level of confidence than a proven coal reserve. Currently this classification results in variable drill spacing depending on the complexity of the area being considered and is generally less than 500 m, although in some areas it may extend to 880 m. The influence of increased drilling in these areas should not materially change the underlying geostatistics of the area on the critical parameters such as seam floor, seam thickness, ash and volatile content.

        Proven reserves are those reserves for which the drill hole spacing is generally less than 350 m, for which a complete mine design has been applied which includes layouts and schedules resulting in a full financial estimation of the reserve. This classification has been applied to areas in the production stage or for which a detailed feasibility study has been completed.

Legal rights on coalfields

        Prospecting permits and mining authorisations (including the underlying mineral rights) were substituted with interim statutory rights to be converted into new order rights in accordance with the transitional provisions of the Mineral and Petroleum Resources Development Act (Act 28 of 2002), which came into effect on 1 May 2004. Sasol Mining, therefore, hold these interim statutory rights (old order mining rights) to mine more than 98% of the mineral rights previously owned in the Secunda area. Sasol Mining holds four old order mining rights, (previously mining authorisations under the repealed Minerals Act), consisting of 163 687 hectares of coal rights in respect of the Secunda area and 4 938 hectares in respect of the Mooikraal operation near Sasolburg. In terms of the aforementioned transitional provisions, Sasol Mining had to apply to have these interim old order mining rights converted to new order mining rights by 30 April 2009. Applications for the conversion of the four Secunda Complex old order mining rights, which comprises the total reserve area depicted in table 1 and plan in attachment page M-4, have been submitted to the Department of Mineral Resources during April 2006. See also "Item 4.B Business Overview—Regulation of mining activities in South Africa". In respect of the Mooikraal Operation in the Free State, an application for the conversion of the old order mining right was submitted during December 2008.

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

        The geological models are continually updated and refined with additional drill and analytical results.

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

        The Sigma: Mooikraal mine started production during 2006. The production for 2009 is 1,8 Mt per year, where the number 3 B seam is mined.

Selected mining horizon

        The determination of the selected mining horizon is driven primarily by the required coal quality for the steam process at Sasol Infrachem. In order to define the mining horizon, detailed sampling, with associated coal seam descriptions, are conducted. From this, both a visual and chemical correlation of the plies are made.

Reserve estimation

        Sasol Mining has 24 Mt proven recoverable coal reserves for supply to Sasol Infrachem for steam generation from the number 3B coal seam. The reserve estimation is depicted in Table 4 below.

Table 4.

Coal reserve estimation(1) of proven and probable reserves, in areas where Sasol Mining has interim statutory rights (old order mining rights) in the Sasolburg mining complex, to be converted to mining rights pursuant to the Mineral and Petroleum Resources Development Act, Act 28 of 2002.

Reserve area	Coal seam	Gross in situ coal resource(2) (Mt)(5)	Geological discount (Mt)(5)	Mine layout losses (Mt)(5)	Extraction Rate (%)	Recoverable Coal reserves(3&4) (Mt)(5)	Proven/ probable
Sigma: Mooikraal	3B	78	9	8	46	24	Proven
Sigma: Mooikraal (Remainder)	3B	65	8	6	41	21	Probable
Sigma: Mooikraal South (devol)(6)	3B	64	8	6	42	24	Probable

Total Sasolburg area		207				69

(1)
The coal reserve estimations in this table were compiled under supervision of Ms Karin van der Merwe and Mr Jakes Lock. The "South African Code for Reporting of Minerals Resources and Minerals Reserves (The SAMREC Code 2007 edition)" dealing with competence and responsibility, paragraph 7, state: Documentation detailing Exploration Results, Mineral Resources and Mineral reserves from which a Public Report is prepared, must be prepared by, or under the direction of, and signed by a Competent Person.

  Paragraph 9 states: A 'Competent Person' is a person who is registered with SACNASP, ECSA or PLATO, or is a Member or Fellow of the SAIMM, the GSS or a Recognised Overseas Professional organisation (ROPO). The Competent Person must comply with the provisions of the relevant promulgated Acts. Mr JD Conradie, on behalf of Gemecs (Pty) Limited performed a comprehensive and independent audit of the coal resource/reserve estimations in February 2007. The estimates were certified as correct by one of the Gemecs (Pty) Ltd directors, Mr CD van Niekerk (Pr.Nat.Sci), who signed the statement in his capacity as a competent person and auditor. The current estimation still is in line with the audited reserve and resource statement of February 2007. The estimation of the reserves is compliant with the definition and guidelines as stated in the SAMREC and JORC codes, as well as SEC Industry Guide 7.

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

(5)
Mt refers to 1 million tons. One ton equals 1 000 kilograms, approximately 2 205 pounds or 1 102 short tons.

(6)
In the southern portion of the Sigma: Mooikraal reserve area, the coal is overlain by a dolerite sill, which had an effect on the coal seam which is planned to be mined. The reserves in this area are therefore indicated as probable reserves. The reserves' minebility will be proven once mining is attempted in this area.

Coal qualities per associated reserve estimation (remaining reserves at 31 March 2009)

        In tables 5 and 6 additional information regarding coal qualities is provided.

Table 5.

Coal qualities on an Air Dry Basis, per reserve estimation area, in areas where Sasol Mining has interim statutory rights (old order mining rights) in the Sasolburg mining complex, to be converted to mining rights in terms of the Mineral and Petroleum Resources Development Act, Act 28 of 2002.

Reserve area	Wet/ dry tons	Average inherent moisture content (%)	Average superficial moisture content (%)	Assigned/ unassigned	Steam/ metallurgical coal	Heat value (air dry basis) MJ/kg	Sulphur (air dry basis)
Sigma: Mooikraal	Wet	4,7	2,0	Assigned	Steam	21,1	0,9
Sigma: Mooikraal (Remainder)	Wet	5,9	3,2	Assigned	Steam	18,7	0,5
Sigma: Mooikraal South (devol)	Wet	4,7	3,2	Assigned	Steam	21,7	0,6

Table 6.

Coal qualities on an as received basis, per reserve estimation area, in areas where Sasol Mining has interim statutory rights (old order mining rights), in the Sasolburg mining complex, to be converted to mining rights pursuant to the Mineral and Petroleum Resources Development Act, Act 28 of 2002.

Reserve area	Wet/ dry tons	Average inherent moisture content (%)	Average superficial moisture content (%)	Assigned/ unassigned	Steam/ metallurgical coal	Heat value (as received basis) MJ/kg	Sulphur (air dry basis)
Sigma: Mooikraal	Wet	4,7	2,0	Assigned	Steam	20,7	0,9
Sigma: Mooikraal (Remainder)	Wet	5,9	3,2	Assigned	Steam	17,6	0,5
Sigma: Mooikraal South (devol)	Wet	4,7	3,2	Assigned	Steam	20,7	0,6

Oil and gas production and exploration operations

        SPI, our dedicated oil and gas exploration and production company, currently has reserves in two fields:

  •
  In Gabon, the company holds a 27,75% non-operated interest in the offshore Etame Marin permit. An internally determined assessment of oil reserves was conducted during July 2009. As this license is a Production Sharing Contract, reserves reported represent the net economic interest volumes attributable to the company, after deduction for royalties, grossed up for income taxes.

  •
  In Mozambique, the company holds a 70% operated interest in the Pande and Temane Petroleum Production Agreement gas fields. An internally determined assessment of gas reserves was conducted during July 2009. Reserves reported represent the net economic interest volumes attributable to the company, after deduction of petroleum production tax. Additionally, the Proved Developed and Undeveloped volumes booked are restricted to the take-or-pay quantities defined in the gas sales agreement for the remainder of the 25-year term. A phased approach to field development has been followed with Temane. During the first semester of 2009, the first development of the Pande field has been completed and production commenced in 2009.

Reserve and production disclosure

        See unaudited supplemental oil and gas information to "Item 18—Financial statements" for further disclosures of oil and gas operations.

	Crude Oil and Condensate			Natural Gas
	Mozambique	Other areas	Total	Mozambique	Other areas	Total
	Millions of barrels			Billions of cubic feet
Proved developed and undeveloped reserves
Balance at 30 June 2006	7,3	8,6	15,9	1 306,1	—	1 306,1
Revisions	(1,0)	1,3	0,3	28,7	—	28,7
Production	(0,7)	(1,4)	(2,1)	(58,2)	—	(58,2)

Balance at 30 June 2007	5,6	8,5	14,1	1 276,6	—	1 276,6
Revisions	(0,6)	(0,7)	(1,3)	2,8	—	2,8
Production	(0,5)	(1,8)	(2,3)	(65,4)	—	(65,4)

Balance at 30 June 2008	4,5	6,0	10,5	1 214,0	—	1 214,0
Revisions	1,6	0,8	2,4	495,1	—	495,1
Extension/discoveries	—	2,4	2,4	—	—	—
Production	(0,5)	(2,0)	(2,5)	(65,3)	—	(65,3)

Balance at 30 June 2009	5,6	7,2	12,8	1 643,8	—	1 643,8

Proved developed reserves
At 30 June 2007	2,7	6,2	8,9	371,6	—	371,6

At 30 June 2008	2,1	5,4	7,5	277,3	—	277,3

At 30 June 2009	2,3	6,8	9,1	780,9	—	780,9

        The table above records estimates of the reserve quantities held by Sasol, through its various operating entities under Sasol Petroleum International (Pty) Limited.

ITEM 4A.    UNRESOLVED STAFF COMMENTS

        There are no unresolved written comments from the SEC staff regarding our periodic reports under the Exchange Act received more than 180 days before 30 June 2009.

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        This section should be read in conjunction with our consolidated financial statements included in "Item 18—Financial Statements" as at 30 June 2009 and 2008, and for the years ended 30 June 2009, 2008 and 2007, including the accompanying notes, that are included in this annual report on Form 20-F. The following discussion of operating results and the financial review and prospects as well as our consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

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

5.A    Operating results

Company and business overview

        Sasol is an integrated energy and chemical company. We add value to coal, oil and gas reserves, using these feedstocks to produce liquid fuels, fuel components and chemicals through our unique, proprietary technologies. We mine coal in South Africa and produce gas and condensate in Mozambique and oil in Gabon, and our chemical manufacturing and marketing operations span the globe. In South Africa we refine imported crude oil and retail liquid fuel products through our network of retail convenience centres. We also supply fuels to other distributors in the region and gas to industrial customers.

        We maintain extensive chemical manufacturing and marketing operations, mostly in South Africa, Europe, the United States of America (USA), the Middle East and Asia.

        In South Africa, we refine imported crude oil and retail liquid fuels through a network of 411 Sasol retail convenience centres and Exel service stations. We also supply fuels to oil companies operating in South Africa and other distributors in South Africa and sub-Saharan Africa. Through Sasol Synfuels International (SSI) we are pursuing international opportunities to commercialise our CTL and GTL technology. We brought our first international GTL plant, Oryx GTL, into operation in 2007 in response to the growing international interest in our CTL and GTL offerings, as we continue to expand our international presence. We are promoting our CTL technology in China and India, and GTL technology in Uzbekistan.

        We employ approximately 34 000 people worldwide and remain one of South Africa's largest investors in capital projects, skills development and technological research and development.

        The group has nine reportable segments that comprise the structure used by the Group Executive Committee (GEC) to make key operating decisions. While the information is presented by cluster, the underlying business unit information in each of the clusters is still presented to the GEC and board. We have continued to present each of the business units as reporting segments.

        Whilst Sasol Petroleum International (SPI) and SSI do not meet the quantitative criteria for disclosure as a separate segment, they are expected to become significant contributors to the group's performance in future years as the upstream supplier of resources for the group's GTL and CTL activities. Consequently, the GEC has chosen to include SPI and SSI as reportable operating segments, as we consider this presentation to be appropriate in light of their strategic importance to the group.

        We divide our operations into the following segments:

  South African energy cluster:

  •
  Sasol Mining

  •
  Sasol Gas

  •
  Sasol Synfuels

  •
  Sasol Oil

  •
  Other—includes costs related to the pre-feasibility study for the expansion of our synthetic fuels capacity in South Africa known as Project Mafutha.

  International energy cluster:

  •
  Sasol Synfuels International

  •
  Sasol Petroleum International

  Chemical cluster:

  •
  Sasol Polymers

  •
  Sasol Solvents

  •
  Sasol Olefins & Surfactants

  •
  Other Chemicals—includes Sasol Wax, Sasol Nitro, Merisol, Sasol Infrachem and other chemical businesses.

  Other businesses:

  •
  Other—includes Sasol Technology, Sasol Financing, the group's central administration activities and alternative energy businesses.

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

        The volatility of the crude oil price is illustrated in the following table, which shows the annual high, low and average of the European Brent crude oil price (free on board) in US dollars for the past ten years and to 30 September in the 2009 calendar year:

	US dollars per barrel (US$/b)
Financial year	Average(1)	High	Low
1999	12,60	16,98	9,10
2000	24,03	31,93	17,25
2001	28,38	37,43	22,23
2002	23,24	29,22	16,51
2003	27,83	34,94	22,82
2004	31,30	39,22	25,51
2005	46,17	58,50	35,36
2006	62,45	74,45	52,84
2007	63,95	78,26	49,95
2008	95,51	139,38	67,73
2009 (through 30 June)	68,14	143,95	39,41
July 2009	64,44	70,08	58,25
August 2009	72,51	74,61	68,65
September 2009	67,65	71,56	64,60

Source: Energy Information Administration (US Department of Energy)

(1)
The average price was calculated as an arithmetic average of the quoted daily spot price.

        On 30 September 2009, the price of European Brent crude oil was US$65,82/b.

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

        In 2007, we hedged the equivalent of approximately 30% of Sasol Synfuels' production (45 000 barrels per day (bpd)) and the Sasol Petroleum International (SPI) Gabon operation's production by entering into a zero cost collar pursuant to which the group was protected at average crude oil prices below US$63,00/b but able to take advantage of higher crude oil prices, only incurring a cash outflow should average crude oil prices be above US$83,60/b. A net profit of R211 million was achieved after a realised profit of R408 million related to the 2007 hedge, as a result of the crude oil price falling below the floor of the hedge, and a revaluation loss of R197 million related to the 2008 hedge.

        In 2008, we hedged the crude oil equivalent of approximately 30% of our Sasol Synfuels' production (45 000 bpd) by means of a zero cost collar in terms of which the group was protected at crude oil prices below US$62,40/b and benefited from crude oil prices up to US$76,75/b. A similar crude oil hedge was entered for the planned production from Sasol Petroleum International's West African output for a range between US$64,10/b and US$75/b. However, we incurred a cash outflow as crude oil prices exceeded the cap of US$76,75/b during the hedging period. As a result of the significant increase in crude oil prices during the 2008 financial year (average dated brent was US$95,51/b in 2008 compared to US$63,95/b in 2007), the settlement of the oil hedge in May 2008 and June 2008 resulted in a net cash outflow of R2,3 billion for the year ended 30 June 2008.

        In 2009, we hedged the equivalent of approximately 30% of Sasol Synfuels' production (45 000 bpd). A zero cost collar hedge was entered into in August 2008 in terms of which the group was protected at crude oil prices below US$90/b, and benefited from crude oil prices up to US$228/b. A similar crude oil hedge was entered into for approximately 30% (550 000 barrels) planned production from Sasol Petroleum International's West African output for a range between US$90/b and US$240/b. As a result of the significant decrease in crude oil prices during 2009 (average dated brent was US$68,14/b in 2009 compared to US$95,51/b in 2008), the settlement of the oil hedges in May 2009 resulted in a net cash inflow of R5,1 billion for the year ended 30 June 2009. See "Item 11.—Quantitative and qualitative disclosure about market risk".

        Whilst we believe this hedging strategy has been appropriate in the past, we have not entered into a similar crude oil hedge for 2010. There are other risk mitigation initiatives, such as cost containment, cash conservation and capital prioritisation, which need to be considered in conjunction with this strategy and which have already resulted in benefits to our balance sheet. At this time, we have not entered into a similar hedge as in the past. The situation is monitored regularly to assess when a suitable time might be to revise this strategy.

        In 2010, for budgeting and forecasting purposes, we estimate that for every US$1/b increase in the annual average crude oil price, our group operating profit will increase by approximately R572 million. This estimate is applicable is applicable for a US$70/b crude oil price and a rand/US dollar exchange rate of R8. It should be noted that in the volatile environment that we are currently experiencing, these sensitivities could be materially different than those disclosed depending on the crude oil price, exchange rates, product prices and volumes.

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

        After the significant weakening of the rand against the US dollar in 2002, the rand appreciated against the US dollar between 2003 and 2005. This appreciation had a negative impact on our operating results over this period. In 2007, the rand weakened with the average rate for 2007 being R7,20 per US dollar compared to R6,41 per US dollar in 2006. During 2008, the rand weakened slightly further against the US dollar, with the average exchange rate for 2008 being R7,30 per US dollar compared to R7,20 per US dollar in 2007. In 2009, the rand weakened further against the US dollar, with the average rate for 2009 being R9,04 per US dollar compared to R7,30 per US dollar in 2008. This weakening in the rand had a positive impact on our operating results in 2009. Similarly, the strengthening of the euro against the US dollar over the last three years has negatively impacted the profitability of our European operations where our costs are euro based and a significant portion of our turnover is US dollar based.

        Subsequent to year end, the rand/US dollar exchange rate has strengthened. On 30 September 2009, the rand/US dollar exchange rate was R7,52.

        The average exchange rate for the year has a significant effect on our turnover and our operating profit. In 2010, for budgeting and forecasting purposes, we estimate that for every R0,10 weakening or strengthening in the annual average rand/US dollar exchange rate, our operating profit will increase or decrease by approximately R765 million, as applicable. This estimate is applicable is applicable for a US$70/b crude oil price and a rand/US dollar exchange rate of R8. It should be noted that in the volatile environment that we are currently experiencing, these sensitivities could be materially different than those disclosed depending on the crude oil price, exchange rates, product prices and volumes.

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

  •
  All major capital expenditure in foreign currency is hedged on commitment of expenditure or on approval of the project (with South African Reserve Bank approval), by way of forward exchange contracts; and

  •
  All imports in foreign currency in excess of an equivalent of US$50 000 per transaction are hedged on commitment by way of forward exchange contracts.

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

        On average, we experienced a decrease in the polymer prices, an increase in ammonia product prices in 2009, compared to 2008, and a decrease in solvent product prices. The global economic conditions negatively affected the overall worldwide chemical prices. It must be highlighted that there were significant changes in the business environment from October 2008, which had a detrimental effect on the performance of the chemical businesses in the second half of the year. During the first half of the financial year, chemical prices were noticeably higher, but with the sharp decline in the crude oil price towards the latter part of the year, chemical prices declined significantly. The decline in crude oil prices and the economic crisis precipitated a substantial decline in the demand for chemical products during the latter half of the year. With lower demand, supply contracted accordingly.

        Although peaks in these cycles have in the past been characterised by increased market prices and higher operating margins, such peaks have prompted further worldwide capital investment which has led to supply exceeding demand and a resultant reduction in selling prices and operating margins. In times of high crude oil and related product prices (the primary feedstock of most commodity chemicals), the profit margin shifts towards the feedstock producer while in times of high chemical prices and lower feedstock prices, the profit margin shifts towards the downstream activities. Our strategy for our commodity chemicals business, therefore, is wherever possible to invest in the value chain of raw materials to final products. As a result of this approach, the group has elected not to hedge its exposure to commodity chemical prices as this may, in part, negate the benefits of being backward integrated into its primary feed streams.

Coal prices

        Approximately 8,6% of our coal production was sold to external markets (3,2 million tons (Mt) was sold to the export market (2008—3,4 Mt) predominantly in Europe and 0,2 Mt was sold to the South African market (2008—0,9 Mt)). External sales to these markets represented approximately 34,8% of the total turnover generated by Sasol Mining during 2009 (2008—33,0%).

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

        The history of the South African consumer price index (CPI) and producer price index (PPI) is illustrated in the following table, which shows the average increase in the index for the past 10 calendar years and the annual percentage change on a monthly basis in calendar year 2009:

Calendar year	CPI	PPI
1999	5,2%	5,8%
2000	5,4%	9,2%
2001	5,7%	8,4%
2002	9,2%	14,2%
2003	5,8%	1,7%
2004	1,4%	0,6%
2005	3,4%	3,1%
2006	4,6%	7,7%
2007	7,2%	10,9%
2008	11,5%	14,2%
January 2009	8,1%	9,2%
February 2009	8,6%	7,3%
March 2009	8,5%	5,3%
April 2009	8,4%	2,9%
May 2009	8,0%	(3,0%	)
June 2009	6,9%	(4,1%	)
July 2009	6,7%	(3,8%	)
August 2009	6,4%	(4,0%	)

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
  The Mineral and Petroleum Royalty Act;

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

        In South Africa, our operations are required to comply with certain procurement, employment equity, ownership and other regulations which have been designed to address the country's specific transformation issues. These include the Mining Charter, the Liquid Fuels Charter, and the Broad-based Black Economic Empowerment Act along with the various Codes of Good Corporate Practice for broad-based black economic empowerment (BEE), the MPRDA and the Restitution of Land Rights Act. See "Item 4.B—Business overview".

Broad-based Black Economic Empowerment transactions

Sasol Mining BEE transaction

        We announced on 16 March 2006, the first phase implementation of Sasol Mining's broad-based empowerment strategy for compliance with the Mining Charter and the MPRDA through the formation of Igoda Coal (Pty) Limited (Igoda Coal), a 65:35 BEE venture with Exxaro Coal Mpumalanga (formerly Eyesizwe Coal (Pty) Limited). We recently received a notice of intention to withdraw from the Igoda transaction from our partner, Exxaro Coal Mpumalanga. Sasol Mining is actively pursuing alternatives to ensure its BEE strategy remains intact.

        On 11 October 2007, Sasol Mining announced the second phase of its broad-based BEE strategy by the formation of a black-woman controlled mining company called Ixia Coal (Pty) Limited (Ixia). Ixia is a venture with Women Investment Portfolio Holdings Limited and Mining Women Investments (Pty) Limited. The transaction is valued at R1,9 billion. This transaction brings Sasol Mining's broad-based BEE ownership component to an estimated 20% (calculated on attributable units of production). The transaction will be financed through equity (R47 million) and a combination of third party funding and appropriate Sasol facilitation. Ixia has procured its share of the financing for the transaction. The implementation of the transaction is still conditional on the conversion of the existing prospecting and mining permits (old order mining rights) to new order rights. This transaction was not yet effective at 30 June 2009.

        Sasol Mining remains in compliance with the Mining Charter and will be compliant with the full requirements of Mining Charter by 2014.

Sasol and Tshwarisano BEE transaction

        In compliance with the Liquid Fuels Charter, we entered into a R1,45 billion transaction with our BEE partner Tshwarisano LFB Investment (Pty) Limited (Tshwarisano). Tshwarisano acquired a 25% shareholding in Sasol Oil (Pty) Limited from Sasol Limited with effect from 1 July 2006. The financing of the transaction has been provided in part through the issue of preference shares by Tshwarisano to Standard Bank South Africa Limited (Standard Bank), and in part by application of the subscription proceeds from the issue of the ordinary shares to Tshwarisano ordinary shareholders. The Tshwarisano ordinary shareholders in turn raised the funding to subscribe for the ordinary shares through the issue of preference shares to Standard Bank. Over time, Tshwarisano and its ordinary shareholders will redeem their respective preference shares with the proceeds of dividends distributed by Sasol Oil. As part of this arrangement, Sasol Oil has amended its dividend policy such that it is required to pay out up to a maximum of one times earnings for that financial year by way of dividends. The actual dividend paid shall be the maximum possible amount, taking into account certain specified ratios relating to net debt to shareholders' equity and earnings before interest, tax, depreciation and amortisation to net interest. The dividend paid may not be less than one third of earnings.

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

Sasol Inzalo share transaction

        During May 2008, the shareholders approved the Sasol Inzalo share transaction, a broad-based BEE transaction, which resulted in the transfer of beneficial ownership of 10% (63,1 million shares) of Sasol Limited's issued share capital before the implementation of this transaction to its employees and a wide spread of black South Africans (BEE participants). The transaction was introduced to assist Sasol, as a major participant in the South African economy, in meeting its empowerment objectives. This transaction will provide long-term sustainable benefits to all participants and has a tenure of 10 years. The following BEE participants acquired indirect or direct ownership in Sasol's issued share capital at the time as follows:

  •
  Sasol employees and black managers through the Sasol Inzalo Employee Trust and Sasol Inzalo Management Trust (Employee Trusts)—4,0%;

  •
  The Sasol Inzalo Foundation—1,5%;

  •
  Selected participants—1,5%; and

  •
  The black public through:

  (
  )  The funded invitation—2,6%; and

  (
  )  The cash invitation—0,4%.

        The Employee Trusts and the Sasol Inzalo Foundation were funded entirely through Sasol facilitation whilst the selected participants and the black public participating, through the funded invitation, were funded by way of equity contributions and preference share funding (including preference shares subscribed for by Sasol). The black public participating through the cash invitation were financed entirely by the participants from their own resources.

        The effective date of the transaction for the Employee Trusts and the Sasol Inzalo Foundation was 3 June 2008. The effective date of the transaction for the selected participants was 27 June 2008. The effective date for the black public invitations was 8 September 2008.

The Sasol Inzalo Employee Trust and The Sasol Inzalo Management Trust

        On 3 June 2008, staff members that are South African residents or who are migrant workers that do not participate in the Sasol Share Incentive Scheme and the Sasol Share Appreciation Rights Scheme, participated in The Sasol Inzalo Employee Trust (Employee Scheme), while all senior black staff that are South African residents participated in The Sasol Inzalo Management Trust (Management Scheme). The share rights, which entitled the employees from the inception of the scheme to receive ordinary shares at the end of the 10 years, vest according to the unconditional entitlement as follows:

        —after three years: 30%

        —thereafter: 10% per year until maturity

        Participants in the Employee Scheme were granted share rights to receive 850 Sasol ordinary shares. The allocation of the shares in the Management Scheme was based on seniority and range from 5 000 to 25 000. 12% of the allocated shares were set aside for new employees appointed during the first five years of the transaction. On resignation, within the first three years from the inception of the transaction, share rights granted will be forfeited. For each year thereafter, 10% of such share rights will be forfeited for each year or part thereof remaining until the end of the transaction period. On retirement, death or retrenchment the rights will remain with the participant.

        The Sasol ordinary shares were issued to the Employee Trusts, funded by contributions from Sasol, which collectively subscribed for 25,2 million Sasol ordinary shares at a nominal value of R0,01 per share subject to the following pre-conditions:

  •
  right to receive only 50% of ordinary dividends paid on Sasol ordinary shares; and

  •
  Sasol's right to repurchase a number of shares at a nominal value of R0,01 per share at the end of year ten in accordance with a pre-determined formula.

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

The Sasol Inzalo Foundation

        On 3 June 2008, The Sasol Inzalo Foundation (the Foundation), which is incorporated as a trust and being registered as a public benefit organisation, subscribed for 9,5 million Sasol ordinary shares at nominal value of R0,01 per share. The primary focus of the Foundation is skills development and capacity building of black South Africans, predominantly in the fields of mathematics, science and technology.

        The pre-conditions of subscription for Sasol ordinary shares by the Foundation includes the right to receive dividends of 5% of the ordinary dividends declared in respect of Sasol ordinary shares held by the Foundation and Sasol's right to repurchase a number of Sasol ordinary shares from the Foundation at a nominal value of R0,01 per share at the end of ten years in accordance with a predetermined formula. After Sasol has exercised its repurchase right, the Foundation will going forward receive 100% of dividends declared on the Sasol ordinary shares owned by the Foundation.

Selected participants

        On 27 June 2008, selected BEE groups (selected participants) which include Sasol customers, Sasol suppliers, Sasol franchisees, women's groups, trade unions and other professional associations, through a funding company, subscribed for 9,5 million Sasol preferred ordinary shares. The shares, which were not allocated to selected participants, have been subscribed for by a facilitation trust, which is funded by Sasol. As at 30 June 2009, 1,1 million Sasol preferred ordinary shares were issued to the facilitation trust. The selected participants contributed equity between 5% to 10% of the value of their underlying Sasol preferred ordinary shares allocation, with the balance of the contribution being funded through preference share debt, including preference shares subscribed for by Sasol, issued by the funding company.

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

Black public invitations

Funded invitation

        The members of the black public participating in the funded invitation, through a funding company, subscribed for 16,1 million Sasol preferred ordinary shares. The black public contributed equity between 5% to 10% of their underlying Sasol preferred ordinary shares allocation, with the balance of the contribution being funded through preference share debt, including preference shares subscribed for by Sasol, issued by the funding company. As at 30 June 2009, 57 254 Sasol preferred ordinary shares, which were not subscribed for by the black public, were issued to the facilitation trust, which is funded by Sasol.

        Participants in the funded invitation may not dispose of their shares for the first three years after inception. Thereafter, for the remainder of the transaction term of ten years, trading in the shares will be allowed with other black people or black groups through an over-the-counter trading mechanism. Participants in the funded invitation may not encumber the shares held by them before the end of the transaction term.

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

Cash invitation

        The cash invitation allowed members of the black public to invest directly in 2,8 million Sasol BEE ordinary shares. The Sasol BEE ordinary shares cannot be traded for the first two years of the transaction term of ten years and, for the remainder of the transaction term, can only be traded between black people and black groups. Participants in the cash invitation are entitled to encumber their Sasol BEE ordinary shares, provided that these shares continue to be owned by members of the black public for the duration of the transaction term. At the end of the transaction term, the Sasol BEE ordinary shares will automatically be Sasol ordinary shares and will then be listed on the JSE Limited. At 30 June 2009, 16 097 BEE ordinary shares, which were not subscribed for by the black public, were issued to the facilitation trust, which is funded by Sasol.

Preference shares

        The preference share funding comprises A, B and guaranteed C preference shares which are funded by external financiers and D preference shares funded by Sasol. The funding companies are required to maintain, inter alia, minimum share cover ratios in respect of the A and B preference shares, being the ratio between the value of the Sasol preferred ordinary shares and the amount required to redeem the preference shares. The maintenance of the ratio is dependent upon the Sasol ordinary share price and the dividends paid by Sasol on the Sasol preferred ordinary shares. Sasol has call options to purchase some or all of the outstanding A, B and C preference shares. Currently, the minimum share cover ratio will be breached when the Sasol ordinary share price falls below approximately R210 per share and R191 per share, in respect of the selected participants and black public, respectively. In addition, a further condition to the guaranteed C preference shares is that the Sasol group must maintain a net debt to earnings before interest, taxation, depreciation and amortisation cover ratio of 2,5 times.

        The preference shares are accounted for in the statement of financial position as debt and should the preference share covenants described above be breached, Sasol will be required to raise the necessary funding in order to either exercise the call option or, alternatively, honour the call under the guarantee.

Accounting for transaction

        At 30 June 2009, the transaction has been accounted for as follows:

  •
  All special purpose entities created to facilitate the transaction have been consolidated into the Sasol group results from the applicable effective dates of the transaction.

  •
  An amount of R767 million has been recognised in the income statement and in the share-based payment reserve in the statement of changes in equity in respect of the share-based payment expense related to the Employee Trusts. This represents the current year's expense taking into account the vesting conditions of the rights granted over the tenure of the transaction. The unrecognised share-based payment expense of R2 889 million in respect of the share rights granted will be recognised over the vesting period of the transaction.

  •
  An amount of R2 435 million has been recognised in the income statement and in the share-based payment reserve in the statement of changes in equity in respect of the share-based payment expense related to the shares issued to the black public as at 30 June 2009. An estimated amount of R9 million will be recognised as share-based payment expense when the remainder of the shares are issued to the black public.

  •
  No additional share-based payment expense has been recognised in 2009 (2008—R1 357 million) in respect of the remainder of the shares to be issued to the selected participants as they are still being held by the facilitation trust. An estimated amount of R108 million will be recognised as share-based payment expense when the remainder of the shares are issued to selected participants.

  •
  The preference shares issued to the financiers in respect of the black public have been recognised in the statement of financial position for an amount of R4 195 million, excluding accrued finance charges. The C preference shares issued to the financiers have been guaranteed by Sasol Limited. The total value of the preference shares related to the Sasol Inzalo share transaction, recognised in the statement of financial position at 30 June 2009 amounts to R6 730 million, including finance charges. Deferred loan costs of R33 million have also been recognised in the statement of financial position.

        Based on the weighted average number of shares issued at 30 June 2009, the share-based payment expense for 2009 decreased the earnings per share by R5,37.

        The total share-based payment expense relating to the Employee Trusts expected to be recognised in the 2010 financial year is estimated to be R800 million.

Competition from products originating from countries with low production costs

        Certain of our chemical production facilities are located in developed countries, including the USA and various European countries. Economic and political conditions in these countries result in relatively high labour costs and, in some regions, inflexible labour markets, compared to others. Increasing competition from regions with lower labour costs and feedstock prices, for example the Middle East and China, exercises pressure on the competitiveness of our chemical products and, therefore, on our profit margins and may result in the withdrawal of particular products or closure of facilities.

Engineering contract costs

        The increase worldwide in large engineering contracts has resulted in a shortage of engineering resources and strains in that industry. These have impacted on some of our projects and have affected construction timing schedules and costs. Whilst higher international crude oil prices in the long-term may boost post-commissioning income streams and compensate for construction delays and higher capital costs, these strains in the engineering industry are nevertheless a cause for concern and may impact on our project plans and growth ambitions. In order to mitigate the shortage of in the availability of engineering resources, we have entered into long-term relationship agreements with large reputable engineering contractors, both locally in South Africa and internationally. By doing so, this should provide Sasol with preferential access to the resource pools of these engineering contractors on a global basis in order to sustain our projects and growth plans.

        Even though the global recession has led to a marginally downward trend in the demand for large engineering and construction projects, we cannot assure you that our engineering and construction resources will not be constrained in the long-term following an economic recovery.

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

        Management believes that the significant accounting policies affecting more significant judgements and estimates used in the preparation of Sasol's consolidated financial statements could potentially impact our financial results and future financial performance.

        We evaluate our estimates, including those relating to environmental rehabilitation and decommissioning obligations, long-lived assets, trade receivables, inventories, investments, intangible assets, income taxes, share-based payment expenses, pension and other post-retirement benefits and contingencies and litigation on an ongoing basis. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making our judgements about carrying values of assets and liabilities that are not readily available from other sources.

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

        The objective of the Sasol Share Incentive Scheme is the retention of key employees. Allocations are linked to the performance of both the group and the individual. Options are granted for a period of nine years and vest as follows:

  •
  2 years—1st third

  •
  4 years—2nd third

  •
  6 years—final third

        The offer price of these options equals the closing market price of the underlying shares on the trading day immediately preceding the granting of the option. In terms of the scheme, options to a maximum of 60 000 000 ordinary shares may be offered to eligible group employees.

        Each employee is limited to holding a maximum of 1 000 000 options to acquire Sasol Limited shares.

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

        It is group policy that employees should not deal in Sasol Limited securities for the periods from 1 January for half year end and 1 July for year end until 2 days after publication of the results as well as at any other time during which they have access to price sensitive information.

        We recognised share-based payment expense for the years indicated:

	2009	2008	2007
Share-based payment expense (Rand in millions)*	91	140	186
Weighted average grant-date fair value (Rand per share)	—	—	64,35

        The unrecognised share-based payment expense related to non-vested share options, expected to be recognised over a weighted average period of 1,1 years, amounted to R106 million at 30 June 2009 (2008—R197 million).

        The weighted average assumptions at grant date that were used for option grants in the respective periods are as follows:

		2009	2008	2007
Risk free interest rate at grant date	%	*	*	7,75
Expected volatility	%	*	*	34
Expected dividend yield	%	*	*	3,8
Vesting period	years	*	*	2, 4 & 6

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

The Sasol Inzalo share transaction

        During May 2008, our shareholders approved our broad-based BEE transaction valued then at approximately R24 billion (at R380 per share), which would result in the transfer of beneficial ownership of 10% (63,1 million shares) of Sasol Limited's issued share capital, before the implementation of this transaction, to our employees and a wide spread of black South Africans (BEE participants).

        The effective date of the transaction as it pertains to the Employee Trusts and the Sasol Inzalo Foundation was 3 June 2008. The effective date of the transaction in respect of the selected participants was 27 June 2008. The effective date for the black public invitations was 8 September 2008, the date the shares were issued to the participants. The grant date for recognising the share-based payment expense relating to the black public invitations was 9 July 2008, the date all participants agreed to the terms of the transaction.

Components of the transaction	2009	Value of shares issued 2009	Share-based payment expense recognised 2009
	% allocated	Rm	Rm
Sasol Inzalo Employee Trust and Sasol Inzalo Management Trust(1)	4,0	9 235	767
Sasol Inzalo Foundation(2)	1,5	3 463	—
Selected participants	1,5	3 463	—
Black public invitations	3,0	6 927	2 435

	10,0	23 088	3 202

Components of the transaction	2008	Value of shares issued 2008	Share-based payment expense recognised 2008
	% allocated	Rm	Rm
Sasol Inzalo Employee Trust and Sasol Inzalo Management Trust(1)	4,0	9 235	77
Sasol Inzalo Foundation(2)	1,5	3 463	—
Selected participants	1,5	3 463	1 357
Black public invitations(3)	3,0	—	—

	10,0	16 161	1 434

(1)
The unrecognised share-based payment expense related to non-vested Employee and Management Trusts share rights, expected to be recognised over a weighted average period of 2,6 years amounted to R2 889 million at 30 June 2009 (2008—R4 872 million) .

(2)
No share-based payment expense is recognised for the Sasol Inzalo Foundation.

(3)
No share-based payment expense has been recognised at 30 June 2008 as the black public invitations remained open until 9 July 2008.

        The components of the transaction are detailed below:

	Total	(i) Employee and Management Trusts	(ii) Sasol Inzalo Foundation	(iii) Selected participants	(iv) Black public invitations
At 30 June 2009:
Shares and share rights granted	58 333 322	21 633 050	9 461 882	8 387 977	18 850 413
Shares and share rights available for allocation	4 745 892	3 598 636	—	1 073 905	73 351

	63 079 214	25 231 686	9 461 882	9 461 882	18 923 764

Vesting periods of shares and share rights granted
Already vested	36 700 272	—	9 461 882	8 387 977	18 850 413
Within three years	6 489 915	6 489 915	—	—	—
Three to five years	4 326 610	4 326 610	—	—	—
Five to ten years	10 816 525	10 816 525	—	—	—

	58 333 322	21 633 050	9 461 882	8 387 977	18 850 413

	Total	(i) Employee and Management Trusts	(ii) Sasol Inzalo Foundation	(iii) Selected participants	(iv) Black public invitations*
At 30 June 2008:
Shares and share rights granted	40 151 859	22 302 000	9 461 882	8 387 977	—
Shares and share rights available for allocation	4 003 591	2 929 686	—	1 073 905	—
Shares and share rights unissued at year end	18 923 764	—	—	—	18 923 764

	63 079 214	25 231 686	9 461 882	9 461 882	18 923 764

Vesting periods of shares and share rights granted
Already vested	17 849 859	—	9 461 882	8 387 977	—
Within three years	6 690 600	6 690 600	—	—	—
Three to five years	4 460 400	4 460 400	—	—	—
Five to ten years	11 151 000	11 151 000	—	—	—

	40 151 859	22 302 000	9 461 882	8 387 977	—

*
Transaction not yet effective at 30 June 2008.

        The share-based payment expense was calculated using an option pricing model reflective of the underlying characteristics of each part of the transaction. It is calculated using the following assumptions at grant date.

		Employee Trusts 2009	Selected participants 2009	Black Public Invitation— Funded 2009	Black Public Invitation— Cash 2009
Valuation model		Monte Carlo model	Black-Scholes model	Black-Scholes model	*
Exercise price	R	366,00	366,00	366,00
Risk free interest rate	(%)	11,8	10,7	10,3
Expected volatility	(%)	34	34	34,0
Expected dividend yield	(%)	2,67–4,5	3,0	3,0
Vesting period		10 years	10 years	10 years

*
The share-based payment expense was calculated as the difference between the market value of R437,99 per share and the issue price of R366 per share on grant date.

		Employee Trusts 2008	Selected participants 2008
Valuation model		Monte Carlo model	Black-Scholes model
Exercise price	R	366,00	366,00
Risk free interest rate	(%)	11,8	10,7
Expected volatility	(%)	34	34
Expected dividend yield	(%)	2,67–4,5	3,0
Vesting period		10 years	10 years

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

        It is group policy that employees should not deal in Sasol Limited securities for the periods from 1 January for half year end and 1 July for year end until 2 days after publication of the results as well as at any other time during which they have access to price sensitive information.

        We recognised share-based payment expense for the years indicated:

	2009	2008
Share-based payment expense (Rand in millions)	32	208
Average fair value of rights issued during year	110,17	211,56

        The total unrecognised share-based payment expense related to non-vested share options, expected to be recognised over a weighted average period of 1,8 years, amounted to R502 million at 30 June 2009 (2008—R651 million).

        These rights are recognised as a liability at fair value in the statement of financial position until the date of settlement.

        The fair value of these rights is determined at each reporting date and the unrecognised cost amortised to the income statement over the period that the employees provide services to the company.

        The weighted average assumptions at 30 June that were used for option grants in the respective periods are as follows:

		2009	2008
Risk free interest rate at date of valuation	%	8,79–8,86	11,12–11,26
Expected volatility	%	54,32	35,73
Expected dividend yield	%	3,37	3,44
Expected forfeiture rate	%	5,00	3,30
Vesting period	years	2, 4 & 6	2, 4 & 6

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

Estimation of oil and gas reserves

        The estimation of oil and gas reserves under the United States Securities and Exchange Commission (SEC) rules requires "geological and engineering data (that) demonstrate with reasonable certainty (reserves) to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e. prices and costs as of the date the estimate is made. Refer to Table 4, "Proved reserve quantity information," on page G-4 for the estimates for the year ended 30 June 2009 and to Table 5, "Standardised measure of discounted future net cash flows", on page G-5 for our standardised discounted future net cash flow information in respect of proved reserves for the year ended 30 June 2009, which were based on year end prices at the time.

        Estimates of oil and gas reserves are inherently imprecise, require the application of judgement and are subject to future revision. Accordingly, financial and accounting measures (such as the standardised measure of discounted cash flows, depreciation and amortisation charges and environmental and decommissioning obligations) that are based on proved reserves are also subject to change.

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

        Furthermore, estimates of proved reserves only include volumes for which access to markets is assured with reasonable certainty. All proved reserves estimates are subject to revision, either upward or downward, based on new information, such as from development drilling and production activities or from changes in economic factors, including product prices, contract terms or development plans. See "Item 4.D—Information on the company—Property, plants and equipment". During 2009, proved reserves were substantially increased, with a resultant 5 year average proved reserves replacement ratio of 167%, primarily as a result of first time production from the Ebouri oil field and the Pande gas field as well as the execution of a second gas sales agreement. There were no material revisions to our oil and gas reserves during 2008. Upward revisions in oil reserve estimates for 2007 were enabled by additional performance history resulting in increased confidence in reserve levels and the effect of higher crude prices in the extension of the economic production profile.

        Our mineral assets, included under property, plant and equipment, and our exploration assets, included under assets under construction, on the statement of financial position consist of the following:

  •
  5% interest in the OPL249 (Nsiko) licence in deepwater Nigeria;

  •
  0,375% interest in OPL249 (Bswap) licence in deepwater Nigeria;

  •
  6% interest in the OPL247 licence in deepwater Nigeria;

  •
  5% interest in the OPL214 licence in deepwater Nigeria;

  •
  5,1% interest in the JDZ1 licence in the Joint Development Zone between Nigeria and Sao Tome/Principe;

  •
  51% interest in PPL285, PPL286, PPL287 and PPL288 in Papua New Guinea;

  •
  50% interest in Blocks 16 and 19 licence offshore Mozambique;

  •
  100% interest in the PSA licence onshore Mozambique;

  •
  70% interest in the PPA licence onshore Mozambique; and

  •
  27,75% interest in the Etame Marin Permit offshore Gabon.

        With the exception of the PPA licence in Mozambique and the Etame Marin Permit in Gabon, none of these assets currently hold any reportable reserves and development plans will be filed once exploration work is completed at which time any discovered reserves will be reported separately.

Depreciation of coal mining assets

        We calculate depreciation charges on coal mining assets using the units-of-production method, which is based on our proved and probable reserves. Proved and probable reserves used for the depreciation of life-of-mine assets are the total proved and probable reserves assigned to that specific mine (accessible reserves) or complex which benefit from the utilisation of those assets. Inaccessible reserves are excluded from the calculation. A unit is considered to be produced once it has been removed from underground and taken to the surface, passed the bunker and been transported by conveyor over the scale at the shaft head. The lives of the mines are estimated by our geology department using interpretations of mineral reserves, as determined in accordance with Industry Guide 7 under the US Securities Act of 1933, as amended. The estimate of the total reserves of our mines could be materially different from the actual coal mined. The actual usage by the mines may be impacted by changes in the factors used in determining the economic value of our mineral reserves, such as the coal price and foreign currency exchange rates. Any change in management's estimate of the total expected future lives of the mines would impact the depreciation charge recorded in our consolidated financial statements, as well as our estimated environmental rehabilitation and decommissioning obligations. See "Item 4.D—Information on the company—Property, plants and equipment".

Fair value and useful life of intangible assets

        In assessing the recoverability of goodwill (which requires the assessment of fair value of the cash generating unit) and other intangible assets, we must make assumptions (including inflation, exchange rates and oil and chemicals product prices amongst others) regarding estimated future cash flows and other factors to determine the recoverable amount of the respective assets. If these estimates or their recoverable amount assessments change in the future, we may need to record impairment charges for these assets. Identifiable intangible assets with definite useful lives, such as patents, trademarks and licences, are currently amortised on a straight-line basis, over their estimated useful lives.

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

There were no significant changes to the useful lives of our long-lived assets (other than oil and gas and coal mining assets as discussed above) during 2009, 2008 and 2007.

Impairment of long-lived assets

        Long-lived assets are reviewed using economic valuations to calculate impairment losses whenever events or a change in circumstance indicate that the carrying amount may not be recoverable. In carrying out the economic valuations, an assessment is made of the future cash flows expected to be generated by the assets, taking into account current market conditions, the expected lives of the assets and our latest budgets. The actual outcome can vary significantly from our forecasts, thereby affecting our assessment of future cash flows. Assets whose carrying values exceed their estimated recoverable amount, determined on a discounted basis, are written down to an amount determined using discounted net future cash flows expected to be generated by the asset. The expected future cash flows are discounted based on Sasol's Weighted Average Cost of Capital (WACC) which, at 30 June 2009, was 13,25% (2008—11,75%) for our South African operations and 7,75% (2008—7,25%) for our operations in Europe and the USA. Discount rates for all other countries are based on their specific risk rate. Refer to the discussions included below under the Segment overview for the financial impact of the impairment assessments performed during the current year.

Environmental rehabilitation and decommissioning obligations

        We have significant obligations to remove plant and equipment, rehabilitate land in areas in which we conduct operations upon termination of such operations and incur expenditure relating to environmental contamination treatment and cleanup. Environmental rehabilitation and decommissioning obligations are primarily associated with our mining and petrochemical operations around the world.

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

        The group's environmental rehabilitation and decommissioning obligations accrued at 30 June 2009 was R4 819 million compared to R3 460 million in 2008.

        It is envisaged that, based on the current information available, any additional liability in excess of the amounts provided will not have a material adverse effect on the group's financial position, liquidity or cash flow.

        An increase in the discount rate by one percentage point would result in a decrease in the long-term obligations recognised of approximately R467 million and a decrease of one percentage point would result in an increase of approximately R590 million.

Employee benefits

        We provide for our obligations and expenses for pension and provident funds as they apply to both defined contribution and defined benefit schemes, as well as post-retirement healthcare benefits. The amount provided is determined based on a number of assumptions and in consultation with an independent actuary. These assumptions are described in Note 21 to "Item 18—Financial statements" and include, among others, the discount rate, the expected long-term rate of return on pension plan assets, healthcare cost inflation and rates of increase in compensation costs. The nature of the assumptions is inherently long-term, and future experience may differ from these estimates. For example, a one percentage point increase in assumed healthcare cost trend rates would increase the accumulated post-retirement benefit obligation by approximately R701 million to R3 016 million.

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

        In terms of the Pension Funds Second Amendment Act 2001, the Sasol Pension Fund in South Africa undertook a surplus apportionment exercise as at December 2002. The surplus apportionment exercise, and the 31 December 2002 statutory valuation of the fund, was approved by the Financial Services Board on 26 September 2006. Payments of benefits to former members in terms of the surplus apportionment scheme have been substantially completed and an amount of R103 million has been set aside for members that have not claimed their benefits. Based on the rules of the fund, the latest actuarial valuation of the fund and the approval of the trustees of the surplus allocation, the company has an unconditional entitlement to only the funds in the employer surplus account and the contribution reserve. The estimated surplus due to the company amounted to approximately R147 million as at 31 March 2009 and has been included in the pension asset recognised in the current year.

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

Secondary Taxation on Companies

        In South Africa, we pay both income tax and Secondary Taxation on Companies (STC). STC is levied on companies currently at a rate of 10% (2008—10%) of dividends distributed. The Minister of Finance in his budget speech delivered during February 2008 announced that STC would be replaced by a dividend withholding tax imposed on shareholders. The effective date for the introduction of the new dividend tax is expected to be during the second half of the 2010 calendar year, in order to afford the Minister of Finance time to finalise the renegotiation of appropriate double taxation conventions to permit the imposition of such a tax on foreign shareholders. In the case of liquidations, STC is only payable on undistributed earnings earned after 1 April 1993. The tax becomes due and payable on declaration of a dividend. When dividends are received in the current year that can be offset against future dividend payments to reduce the STC liability, a deferred tax asset is recognised to the extent of the future reduction in STC payable.

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

Statement of financial position	2009	2008
(Rand in millions)
Net deferred tax liability as reported	7 984	6 993
Increase in the deferred tax liability	9 205	8 672

Net deferred tax liability based on the tax rate applicable to distributed earnings	17 189	15 665

Shareholders' equity as reported	83 835	76 474
Decrease in shareholders' equity	(9 205)	(8 672)

Shareholders' equity after the effect of providing for deferred tax using the tax rate applicable to distributed earnings	74 630	67 802

Income statement	2009	2008	2007
	(Rand in millions)
Income tax as reported	(10 480)	(10 129)	(8 153)
Increase in income tax	(533)	(2 148)	(202)

Income tax after providing for deferred tax at the rate applicable to distributed earnings	(11 013)	(12 277)	(8 355)

Earnings attributable to shareholders as reported	13 648	22 417	17 030
Decrease in earnings attributable to shareholders	(533)	(2 148)	(202)

Earnings attributable to shareholders after providing for deferred tax at the rate applicable to distributed earnings	13 115	20 269	16 828

        We expect that R1 885 million of undistributed earnings earned before 1 April 1993 of two dormant companies will be distributed without attracting STC of R170 million.

Commitments and contingencies

        Management's current estimated range of liabilities relating to certain pending liabilities for claims, litigation, competition matters, tax matters and environmental remediation is based on management's judgement and estimates of the amount of loss. The actual costs may vary significantly from estimates for a variety of reasons. A liability is recognised for these types of contingencies if management determines that the loss is both probable and estimable. We have recorded the estimated liability where such amount can be determined. As additional information becomes available, we will assess the potential liability related to our pending litigation proceedings and revise our estimates. Such revisions in our estimates of the potential liability could materially impact our results of operation and financial position. See "Item 4.B—Business overview—Legal proceeding and other contingencies" and "Item 5.E—Off-balance sheet arrangements".

OUR RESULTS OF OPERATIONS

        The financial results for the years ended 30 June 2009, 2008 and 2007 below are stated in accordance with IFRS as issued by the IASB.

Results of operations

	2009	2008	Change 2009/2008	Change 2009/2008	2007	Change 2008/2007	Change 2008/2007
	(Rand in millions)			(%)	(Rand in millions)		(%)
Turnover	137 836	129 943	7 893	6	98 127	31 816	32
Cost of sales and services rendered	(88 508)	(74 634)	(13 874)	(19)	(59 997)	(14 637)	(24)

Gross profit	49 328	55 309	(5 981)	(11)	38 130	17 179	45
Other operating income	1 021	635	386	61	639	(4)	—
Other operating expenditure	(25 683)	(22 128)	(3 555)	(16)	(13 148)	(8 980)	(68)

Operating profit	24 666	33 816	(9 150)	(27)	25 621	8 195	32
Net other (expenses)/income	(471)	(159)	(312)	196	82	(241)	(293)

Profit before tax	24 195	33 657	(9 462)	(28)	25 703	7 954	31
Income tax	(10 480)	(10 129)	(351)	(3)	(8 153)	(1 976)	(24)

Profit	13 715	23 528	(9 813)	(42)	17 550	5 978	34

Attributable to
Shareholders	13 648	22 417	(8 769)	(39)	17 030	5 387	32
Non-controlling interest	67	1 111	(1 044)	(94)	520	591	114

	13 715	23 528	(9 813)	(42)	17 550	5 978	34

Overview

        The effect of lower average international oil prices (dated Brent US$68,14/b for 2009 compared to US$95,51/b for 2008 and US$63,95/b in 2007) negatively impacted operating profit for the year, however, the higher oil prices in the earlier years boosted operating profits. The lower oil prices mostly affected the energy and fuel-related businesses as well as the group's chemical businesses, which were adversely impacted by a decrease in demand for chemical products. The impact of lower oil prices and chemical prices was partially offset by a weaker rand during 2009 (average rate R9,04 per US dollar for 2009 compared to R7,30 per US dollar for 2008 and R7,20 per US dollar 2007). In addition, the 2009 operating profit was negatively impacted by once-off charges including R3 947 million (2008 and 2007—Nil) relating to competition related fines, Sasol Inzalo share-based payment expenses of R3 202 million (2008—R1 434 million and 2007—Nil) and the effects of remeasurement items of R1 469 million (2008—R698 million and 2007—R1 140 million credit).

Turnover

        Turnover consists of the following categories:

	2009	2008	Change 2009/2008	Change 2009/2008	2007	Change 2008/2007	Change 2008/2007
	(Rand in millions)			(%)	(Rand in millions)		(%)
Sale of products	136 482	128 492	7 990	6	96 785	31 707	33
Services rendered	777	889	(112)	(13)	918	(29)	(3)
Commission and marketing income	577	562	15	3	424	138	33

Turnover	137 836	129 943	7 893	6	98 127	31 816	32

        The primary factors contributing to these increases were:

	Change 2009/2008		Change 2008/2007
	(Rand in millions)%		(Rand in millions)%
Turnover, 2008 and 2007 respectively	129 943		98 127
Exchange rate effects	13 711	11	4 417	4
Product prices	(5 871)	(5)	25 732	26
—crude oil	(3 203)	(3)	8 321	8
—other products (including chemicals)	(2 668)	(2)	17 411	18
Net volume increases	75	—	2 029	2
Once off impacts	(22)	—	(362)	—

Turnover, 2009 and 2008 respectively	137 836		129 943

Cost of sales and services rendered

        Cost of sales of products.    The cost of sales in 2009 amounted to R87 995 million, an increase of R13 835 million, or 19%, compared to R74 160 million in 2008 which increased by 25% from R59 434 million in 2007. The increase in 2009 compared to 2008 was mainly due to the weakening of the average rand/US dollar exchange rate and the inclusion of full year results for Arya Sasol Polymers and the Oryx GTL plant. Included in cost of sales in 2009 is an amount of R965 million (2008—R105 million and 2007—R71 million) in respect of the write-down of inventories to net realisable value. The increase in 2008 compared to 2007 is due to the increase in the crude oil price and other feedstock prices. Compared to turnover from the sale of products, cost of sales of products was 64% in 2009, 58% in 2008 and 61% in 2007.

        Cost of services rendered.    Cost of services rendered amounted to R513 million in 2009, an increase of R39 million, or 8%, compared to R474 million in 2008 which decreased by 16% from R563 million in 2007. The increase in 2009 is in line with turnover from services rendered. The decrease in 2008 compared to 2007 was mainly due to the higher refinery margins attained by Natref which resulted in an increase in the turnover from services rendered. Compared to turnover from services rendered, the cost of services rendered was 66% in 2009, 53% in 2008 and 61% in 2007.

Other operating income

        Other operating income in 2009 amounted to R1 021 million, which represents an increase of R386 million or 61%, compared to R635 million in 2008. Included in operating income for the 2009 year is a gain on hedging activities realised by Sasol Financing on foreign exchange contracts of R187 million, insurance proceeds of R111 million and R182 million in respect of deferred income received related to emission rights.

        Other operating income in 2008 amounted to R635 million, which represents a decrease of R4 million, or 0,6%, compared to R639 million in 2007. Included in operating income for the 2008 year is a gain on hedging activities realised by Sasol Financing on foreign exchange contracts of R128 million, bad debts recovered of R9 million and R133 million in respect of deferred income received related to emission rights.

Other operating expenditure

        Other operating expenditure consists of the following categories:

	2009	2008	Change 2009/2008	Change 2009/2008	2007	Change 2008/2007	Change 2008/2007
	(Rand in millions)			(%)	(Rand in millions)		(%)
Translation (losses)/gains	(166)	300	(466)	155	(232)	532	229
Marketing and distribution expenditure	(7 583)	(6 931)	(652)	9	(5 818)	(1 113)	19
Administrative expenditure	(9 050)	(6 697)	(2 353)	35	(6 094)	(603)	10
Other expenses	(8 884)	(8 800)	(84)	1	(1 004)	(7 796)	776

Other operating expenditure	(25 683)	(22 128)	(3 555)	16	(13 148)	(8 980)	68

        The variances in operating costs and expenses are described in detail in each of the various reporting segments, included in the Segment overview below.

        Translation (losses)/gains.    Translation losses arising primarily from the translation of monetary assets and liabilities amounted to R166 million in 2009. The loss recognised is due to the strengthening of the rand/US dollar exchange rate towards the end of the year closing at R7,73 at 30 June 2009 compared to the closing rate at 30 June 2008 of R7,83 per US dollar. The closing rate is used to translate to rand all our monetary assets and liabilities denominated in a currency other than the rand at the reporting date and as a result a net loss was recognised on these translations in 2009. In 2008, foreign exchange gains of R300 million were recognised due to the weakening of the rand/US dollar exchange rate towards the end of the year closing at R7,83 at 30 June 2008 compared to the closing rate at 30 June 2007 of R7,04 per US dollar. A net foreign exchange loss of R232 million was recognised in 2007.

        Marketing and distribution expenditure.    These costs comprise marketing and distribution of products as well as advertising, salaries and expenses of marketing personnel, freight, railage and customs and excise duty. Marketing and distribution costs in 2009 amounted to R7 583 million, R6 931 million in 2008 and R5 818 million in 2007. Compared to sales of products, marketing and distribution costs represented 6% in 2009 compared to 5% in 2008 and 6% in 2007. The variation in these costs has been contained to inflationary levels during the years under review.

        Administrative expenditure.    These costs comprise expenditure of personnel and administrative functions, including accounting, information technology, human resources, legal and administration, pension and post-retirement healthcare benefits. Administrative expenses in 2009 amounted to R9 050 million, an increase of R2 353 million, or 35%, compared to R6 697 million in 2008 which increased by 10% from R6 094 million in 2007. The increase in 2009 is mainly related to higher corporate costs due to inflation, weakening of the rand against the US dollar and increased costs associated with the establishing and advancing of various growth initiatives at SPI and SSI.

        Other expenses.    Other expenses in 2009 amounted to R8 884 million, an increase of R84 million, compared to R8 800 million in 2008 which increased by R7 796 million from R1 004 million in 2007. This amount includes impairments of R458 million (2008—R821 million and 2007—R208 million), scrapping of assets of R234 million (2008—R107 million and 2007—R204 million) and net profit on the disposal of property, plant and equipment of R9 million (2008—R91 million and 2007—R53 million). There were no reversals of impairments in 2009 (2008—R381 million and 2007—R Nil). Other expenses also includes the effects of our crude oil hedging activities amounting to a net gain of R4 603 million (2008—a loss of R2 201 million and 2007—a gain of R181 million) and share-based payment expenses of R3 325 million (2008—R1 782 million and 2007—R190 million). In addition, a loss of R770 million (2008—profit of R349 million and 2007—profit of R696 million) was realised on the disposal of businesses and R3 947 million (2008 and 2007—Nil) in respect of competition related fines. Further, impairments of R198 million (2008—R60 million and 2007—R46 million) were raised in respect of trade receivables during the year resulting from the effects of the global economic downturn. In 2007, we recorded the reversal of a portion of the fair value write-down of disposal group held for sale of R803 million due to the termination of the Sasol O&S divestiture process. Details of the impairments, scrapping of assets and (loss)/profit on disposals are detailed in the "Segment overview".

        The effects of remeasurement items(1) recognised for the year ended 30 June are set out below:

	2009	2008	2007
	(Rand in millions)
South African Energy Cluster
Sasol Mining	3	7	13
—scrapping of assets	5	8	16
—profit on disposal of property, plant and equipment	(2)	(1)	(3)
Sasol Gas	4	104	(370)
—impairments	—	104	—
—scrapping of assets	4	—	1
—profit on disposal of business	—	—	(371)
Sasol Synfuels	137	25	64
—scrapping of assets	138	27	72
—profit on disposal of property, plant and equipment	(1)	(2)	(8)
Sasol Oil	(3)	(20)	2
—impairments	—	11	10
—scrapping of assets	3	—	13
—profit on disposal of property, plant and equipment	(6)	(31)	(21)
International Energy Cluster
Synfuels International	777	396	—
—impairments	—	362	—
—scrapping of assets	5	—	—
—loss on disposal of property, plant and equipment	1	—	—
—loss on disposal of business (EGTL)	771	—	—
—loss on repurchase of participation right in GTL project	—	34	—
Petroleum International	17	(27)	—
—loss/(profit) on disposal of property, plant and equipment	1	(27)	—
—Write off of unsuccessful exploration wells	16	—	—
Chemical Cluster
Sasol Polymers	(1)	(12)	9
—scrapping of assets	4	—	5
—profit on disposal of property, plant and equipment	(5)	(12)	(3)
—loss on disposal of business	—	—	7
Sasol Solvents	158	104	146
—impairments	96	269	57
—reversal of impairment of property, plant and equipment	—	(191)	—
—scrapping of assets	62	38	89
—profit on disposal of property, plant and equipment	—	(12)	—

	2009	2008	2007
	(Rand in millions)
Chemical Cluster (continued)
Sasol Olefins & Surfactants	106	(27)	(707)
—impairments	102	62	118
—reversal of impairment of property, plant and equipment	—	(96)	—
—reclassification from disposal group held for sale	—	—	(803)
—scrapping of assets	1	3	—
—loss/(profit) on disposal of property, plant and equipment	3	4	(22)
Other Chemicals	247	229	14
—impairments	237	13	20
—reversal of impairment of property, plant and equipment	—	(94)	—
—scrapping of assets	5	3	7
—loss/(profit) on disposal of property, plant and equipment	2	(10)	4
—loss on disposal of intangible assets	2	—	—
—loss/(profit) on disposal of business	1	(111)	(17)
—profit on disposal of investments	—	(129)	—
—realisation of foreign currency translation reserve	—	557	—
Other businesses	24	(81)	(311)
—impairments	23	—	3
—scrapping of assets	7	28	1
—profit on disposal of business and equipment	(6)	(1)	(315)
—profit on disposal of investments	—	(108)	—
Remeasurement items included in other operating expenses	1 469	698	(1 140)

(1)
Remeasurement items include impairments, reversal of impairments, scrapping of assets and (profits)/losses on disposals of businesses and property, plant and equipment.

Operating profit

        The main factors contributing to the increase in operating profit were:

	Change 2009/2008		Change 2008/2007
	(Rand in millions)%		(Rand in millions)%
Operating profit, 2008 and 2007 respectively	33 816		25 621
Exchange rate effects(1)	9 187	27	2 500	10
Net product and feedstock price (decreases)/increases(2)	(5 010)	(15)	12 355	48
—crude oil effects	(6 918)	(20)	4 913	19
—effect of the crude oil zero cost collar	6 804	20	(2 483)	(10)
—other products (including chemicals)	(4 896)	(15)	9 925	39
Inflation on other operating costs	(2 586)	(8)	(3 105)	(12)
Net volume and productivity effects(3)	(1 415)	(4)	(930)	(4)
Effects of remeasurement items(4)	(771)	(2)	(1 838)	(7)
Other effects(5)	(8 555)	(25)	(787)	(3)

Operating profit, 2009 and 2008 respectively	24 666		33 816

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

(5)
These primarily include the effects of the increased share-based payment expense in 2009 relating to the Sasol Inzalo share transaction and competition related fines.

Net other (expenses)/income

        Net other (expenses)/income consist of the following:

	2009	2008	Change 2009/2008	Change 2009/2008	2007	Change 2008/2007	Change 2008/2007
	(Rand in millions)			(%)	(Rand in millions)		(%)
Dividends received	27	10	17	170	34	(24)	(71)
Share of profit of associates (net of tax)	270	254	16	6	405	(151)	(37)
Interest received	1 763	725	1 038	143	791	(66)	(8)
Finance costs	(2 531)	(1 148)	(1 383)	(120)	(1 148)	—	—
—interest incurred	(2 565)	(2 734)	169	6	(2 137)	(597)	(28)
—interest capitalised	34	1 586	(1 552)	(98)	989	597	60
Net other (expenses)/income	(471)	(159)	(294)	(185)	82	(241)	293

        The share of profit of associates (net of tax) amounted to R270 million in 2009 compared to R254 million in 2008 and R405 million in 2007. The increase in 2009 is attributable to the increase in the share of associates profit earned during the year.

        Interest received amounted to R1 763 million in 2009 compared to R725 million in 2008 and R791 million in 2007. The increase in the interest received during 2009 is attributable to the significant increase in cash and cash equivalents available to the group during 2009. The decrease in the interest received during 2008 is attributable to the decrease in cash and cash equivalents available to the group during 2008. In 2007, the increase in interest received is attributable to the increase in cash and cash equivalents available to the group during 2007.

        Interest incurred in 2009 amounted to R2 565 million, a decrease of 6% from 2008, of which R34 million was capitalised, compared to interest incurred of R2 734 million in 2008 and R2 137 million in 2007, of which R1 586 million and R989 million was capitalised for the respective years. The decrease in 2009 is mainly due to decreasing interest rates from 2008 to 2009 of approximately 450 basis points and the 13% decrease in net debt from 2008. The effect of higher interest received has resulted in lower interest capitalised for the year. Included in interest incurred is an amount of R374 million in 2009, R307 million in 2008 and R263 million in 2007 related to notional interest primarily in respect of environmental rehabilitation and decommissioning obligations.

Income tax

        Income tax expense in 2009 amounted to R10 480 million, an increase of 3%, compared to R10 129 million in 2008 which increased by 25% from R8 153 million in 2007.

        The income statement charge consists of the following:

	2009	2008	2007
	(Rand in millions)
Current tax
—South African normal tax	8 067	8 497	6 016
—Secondary tax on companies (STC)	831	637	529
—Foreign tax	515	387	248

Total current tax	9 413	9 521	6 793
Deferred tax
—South African	826	345	952
—Foreign	241	263	408

Total deferred tax expense	1 067	608	1 360

Income tax expense for the year	10 480	10 129	8 153

        The effective tax rate was 43,3% in 2009, 30,1% in 2008 and 31,7% in 2007. The difference between the South African statutory tax rate of 28% in 2009 and 2008 and 29% in 2007 and the effective tax rate results mainly from STC which is levied at a rate of 10% for 2009 and 2008 (2007—12,5%) on dividends paid, differences in foreign tax rates and disallowed expenditure which mainly related to the share-based payment expenses and competition related fines.

Non-controlling interests

        Non-controlling interests in 2009 amounted to R67 million compared to R1 111 million in 2008 and R520 million in 2007. The significant decrease in 2009 is mainly attributable to the decrease in profits earned from Sasol Oil, in which outside shareholders have a 25% interest. In 2008, the non controlling interest increased due to an increase in profits earned from Sasol Oil, in which outside shareholders have a 25% interest.

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

Turnover per segment

	South African energy cluster					International energy cluster		Chemical cluster
	Sasol Mining	Sasol Gas	Sasol Synfuels	Sasol Oil	Other	Sasol Synfuels International	Sasol Petroleum International	Sasol Polymers	Sasol Solvents	Sasol Olefins & Surfactants	Other Chemicals	Other businesses	Total
	(Rand in millions)
2009
External turnover	2 885	2 829	1 367	51 086	—	3 027	1 156	15 326	16 317	28 867	14 805	171	137 836
% of external turnover	2%	2%	1%	37%	—	2%	1%	11%	12%	21%	11%	—%	100%
Inter-segment turnover	5 412	2 837	36 334	608	—	—	983	199	1 798	667	3 934	5 038	57 810
% of inter-segment turnover	9%	5%	63%	1%	—	—	2%	0%	3%	1%	7%	9%	100%

Total turnover	8 297	5 666	37 701	51 694	—	3 027	2 139	15 525	18 115	29 534	18 739	5 209	195 646

2008
External turnover	2 470	2 563	982	52 500	—	1 788	1 228	11 162	15 585	28 125	13 315	225	129 943
% of external turnover	2%	2%	1%	40%	—	1%	1%	9%	12%	22%	10%	—	100%
Inter-segment turnover	5 009	2 134	38 634	498	—	5	743	142	1 597	655	3 115	4 048	56 580
% of inter-segment turnover	9%	4%	68%	1%	—	—	1%	—	3%	1%	6%	7%	100%

Total turnover	7 479	4 697	39 616	52 998	—	1 793	1 971	11 304	17 182	28 780	16 430	4 273	186 523

2007
External turnover	1 694	2 075	976	37 816	—	65	777	9 305	12 509	22 012	10 470	428	98 127
% of external turnover	2%	2%	1%	39%	—	—	1%	9%	13%	22%	11%	—	100%
Inter-segment turnover	4 348	1 627	28 108	375	—	—	623	105	1 257	570	2 652	2 416	42 081
% of inter-segment turnover	10%	4%	67%	1%	—	—	1%	—	3%	2%	6%	6%	100%

Total turnover	6 042	3 702	29 084	38 191	—	65	1 400	9 410	13 766	22 582	13 122	2 844	140 208

Operating profit/(loss) per segment

	South African energy cluster						International energy cluster			Chemical cluster
	Sasol Mining	Sasol Gas	Sasol Synfuels	Sasol Oil		Other	Sasol Synfuels International		Sasol Petroleum International	Sasol Polymers	Sasol Solvents	Sasol Olefins & Surfactants		Other Chemicals		Other businesses		Total
Operating profit/(loss) 2009 (Rm)	1 593	2 424	25 188	(351)		(170)	(235)		1 115	946	495	(160)		(3 525)		(2 654)		24 666
% of total	6%	10%	102%	(1%	)	(1% )	(1%	)	5%	4%	2%	(1%	)	(14%	)	(11%	)	100%

Operating profit/(loss) 2008 (Rm)	1 393	1 785	19 416	5 507		(53)	(621)		1 004	1 511	2 382	1 512		1 200		(1 220)		33 816
% of total	4%	5%	57%	16%		—	(2%	)	3%	5%	7%	5%		4%		(4%	)	100%

Operating profit/(loss) 2007 (Rm)	1 171	1 936	16 251	2 417		—	(763)		300	1 089	1 104	1 140		959		17		25 621
% of total	5%	8%	63%	9%		—	(3%	)	1%	4%	4%	5%		4%		—		100%

Segment review

South African energy cluster

Sasol Mining—results of operations

	2009	2008	Change 2009/2008	Change 2009/2008	2007	Change 2008/2007	Change 2008/2007
	(Rand in millions)			(%)	(Rand in millions)		(%)
Turnover
External	2 885	2 470	415	17	1 694	776	46
Inter-segment	5 412	5 009	403	8	4 348	661	15

Total turnover	8 297	7 479	818	11	6 042	1 437	24
Operating costs and expenses(1)	(6 704)	(6 086)	(618)	10	(4 871)	(1 215)	25

Operating profit	1 593	1 393	200	14	1 171	222	19

Operating margin (%)	19	19			19

(1)
Operating costs and expenses net of other income.

Results of operations 2009 compared to 2008

        Total turnover increased by 11% from R7 479 million to R8 297 million mainly due to the higher average US dollar export coal price per ton compared to the prior year and the positive impact of a weaker rand/US dollar exchange rate (average rate R9,04 per US dollar for 2009 year compared to R7,30 per US dollar for 2008). In addition, Sasol Mining benefited from higher beneficiated coal sales to the local market despite lower sales volumes to Sasol Synfuels and the export market.

        Against the backdrop of a decrease in production volumes (total production for 2009 decreased from 42,8 Mt in 2008 to 39,1 Mt), operating cost increases were contained to 10% which was mainly due to increased labour costs, maintenance and inflation.

        The main factors contributing to the increase in operating profit were:

	Change 2009/2008
	(Rand in millions)%
Operating profit 2008	1 393
Exchange rate effects	411	29
Net product price increases	219	16
Inflation on other operating costs	50	4
Net volume and productivity effects	(484)	(35)
Effects of remeasurement items	4	—

Operating profit 2009	1 593

Results of operations 2008 compared to 2007

        Total turnover increased by 24% from R6 042 million to R7 479 million mainly due to a 25% increase in the coal rand per ton selling price for 2008 compared to 2007, improved coal quality, greater sales volumes at higher prices to Sasol Synfuels, and the positive impact of the weaker rand during 2008 (average rate R7,30 per US dollar for the 2008 year compared to R7,20 per US dollar for the 2007 year).

        Sasol Mining also benefited from higher dollar based export sales prices where the average free on board Richards Bay coal price increased by 51% in rand terms, but this was partially negated by a decrease in export volumes from 3,7 Mt in 2007 to 3,4 Mt in 2008 due to 18% decrease in railing capacity resulting in lower volume off take and the conclusion of a short-term contract to supply utility coal to Eskom.

        Against the backdrop of a decrease in production volumes, operating costs and expense increases were contained to 25%, including the price of higher coal purchases and inflation.

        The main factors contributing to the decrease in operating profit were:

	Change 2008/2007
	(Rand in millions)%
Operating profit 2007	1 171
Exchange rate effects	64	5
Net product price increases	329	28
Inflation on other operating costs	(214)	(18)
Net volume and productivity effects	37	3
Effects of remeasurement items	6	1

Operating profit 2008	1 393

Remeasurement items for the years ended 30 June

        Operating costs and expenses include the effect of the following remeasurement items:

	2009	2008	2007
	(Rand in millions)
Scrapping of property, plant and equipment	5	8	16
Profit on disposal of property, plant and equipment	(2)	(1)	(3)

Total loss	3	7	13

        During 2009, 2008 and 2007 numerous assets with small carrying values were retired from use and the remaining carrying values attributable to these assets were written off. Other smaller assets were disposed of realising a profit of R2 million in 2009 (2008—R1 million, 2007—R3 million).

Sasol Gas—results of operations

		2009	2008	Change 2009/2008	Change 2009/2008	2007	Change 2008/2007	Change 2008/2007
		(Rand in millions)			(%)	(Rand in millions)		(%)
Turnover
External		2 829	2 563	266	10	2 075	488	24
Inter-segment		2 837	2 134	703	33	1 627	507	31

Total turnover		5 666	4 697	969	21	3 702	995	27
Operating costs and expenses(1)		(3 242)	(2 912)	(330)	11	(1 766)	(1 146)	65

Operating profit		2 424	1 785	639	36	1 936	(151)	(8)

Operating margin	(%)	43	38			52

(1)
Operating costs and expenses net of other income.

Results of operations 2009 compared to 2008

        Sasol Gas experienced an increase of 21% in total turnover from R4 697 million in 2008 to R5 666 million in 2009. The increase was attributable to higher gas prices despite slightly lower sales volumes due to the decrease in demand from large industrial customers as a result of the economic downturn. During the year, 11 new customers were commissioned and three meter stations were upgraded. Once fully ramped up, these new customers will contribute an additional 1,9 million gigajoules per year to sales volumes.

        Operating costs and expenses were limited to an increase of 11%. The increase was mainly due to higher cash fixed costs related to increased safety and compliance initiatives and preparing for the operation of the new compressor station at Komatipoort, close to the South African and Mozambican border, which is scheduled for completion in the last quarter of the 2009 calendar year.

        The main factors contributing to the increase in operating profit were:

	Change 2009/2008
	(Rand in millions)%
Operating profit 2008	1 785
Exchange rate effects	(59)	(3)
Net product price increases	146	8
Inflation on other operating costs	18	1
Net volume and productivity effects	434	24
Effects of remeasurement items	100	6

Operating profit 2009	2 424

Results of operations 2008 compared to 2007

        Sasol Gas experienced strong growth and reported a 27% increase in total turnover from R3 702 million in 2007 to R4 697 million in 2008. The positive increase was attributable to higher sales volumes due to a stronger demand from Sasol's operations in Sasolburg and Secunda and to South African customers, most notably from the metals, retail, mining and metallic sectors. The business benefited from higher selling prices, which are based on indices linked to producer price inflation and alternative energy prices, specifically oil products, and the weakening of the rand against the US dollar.

        Operating cost and expenses increased by 32% after the effects of the impairment of R104 million of the dedicated pipeline and the profit of R371 million recognised on the disposal of a 25% interest in Rompco to CMG in 2007. This increase was in line with the increased external gas sales through continued cost containment.

        The main factors contributing to the decrease in operating profit were:

	Change 2008/2007
	(Rand in millions)%
Operating profit 2007	1 936
Exchange rate effects	3	—
Net product price increases	260	13
Inflation on other operating costs	(45)	(2)
Net volume and productivity effects	105	5
Effects of remeasurement items	(474)	(24)

Operating profit 2008	1 785

Remeasurement items for the years ended 30 June

        Operating costs and expenses include the effect of the following remeasurement items:

	2009	2008	2007
	(Rand in millions)
Impairment of property, plant and equipment	—	104	—
Scrapping of property, plant and equipment	4	—	1
Profit on disposal of business	—	—	(371)

Total loss/(gain)	4	104	(370)

        During 2009, smaller assets were retired from use and the remaining carrying values attributable to these assets were written off.

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

  Sasol Synfuels—results of operations

		2009	2008	Change 2009/2008	Change 2009/2008	2007	Change 2008/2007	Change 2008/2007
		(Rand in millions)			(%)	(Rand in millions)		(%)
Turnover
External		1 367	982	385	39	976	6	1
Inter-segment		36 334	38 634	(2 300)	(6)	28 108	10 526	37

Total turnover		37 701	39 616	(1 915)	(5)	29 084	10 532	36
Operating costs and expenses(1)		(12 513)	(20 200)	7 687	(38)	(12 833)	(7 367)	57

Operating profit		25 188	19 416	5 772	30	16 251	3 165	19

Operating margin	(%)	67	49			56

(1)
Operating costs and expenses net of other income.

Results of operations 2009 compared to 2008

        Total turnover decreased by 5% from R39 616 million to R37 701 million mainly due to lower crude oil prices and lower production volumes. The effect of this decrease was partly offset by a weaker rand/US dollar exchange rate.

        Production volumes were 4,1% lower at 7,1 Mt for 2009 compared to 7,4 Mt in 2008. This was primarily due to the instability of the gasifier and reformer plants. Ongoing programmes are being followed to improve plant reliability, availability and efficiency of operations.

        Operating costs and expenses includes the effects of our crude oil hedging activities amounting to a gain of R4 904 million due to the average crude oil price being lower than the zero cost collar floor of US$90/b. The remaining increase in operating costs is mainly due to higher coal and feedstock prices as well as an increase in our environmental obligations.

        The main factors contributing to the increase in operating profit were:

	Change 2009/2008
	(Rand in millions)%
Operating profit 2008	19 416
Exchange rate effects	6 591	34
Net product and feedstock price	6 414	33
—crude oil effects	(4 573)	(24)
—effect of crude oil hedge	7 115	37
—other products	3 872	20
Inflation on other operating costs	(1 189)	(6)
Net volume and productivity effects	(5 932)	(30)
Effects of remeasurement items	(112)	(1)

Operating profit 2009	25 188

Results of operations 2008 compared to 2007

        Total turnover increased by 36% from R29 084 million to R39 616 million on the strength of higher product prices that have reached record levels due to increasing crude oil prices and the effect of the weakening of the rand against the US dollar.

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

        Operating costs and expenses include the effects of our crude oil hedging activities amounting to R2 211 million due to the average crude oil price exceeding the zero cost collar cap of US$76,75/b. The remaining increase in operating costs is mainly due to higher coal and feedstock prices as well as the need to import high-octane fuel blending components to meet demand during the plant shutdown.

        The main factors contributing to the increase in operating profit were:

	Change 2008/2007
	(Rand in millions)%
Operating profit 2007	16 251
Exchange rate effects	358	2
Net product and feedstock price	5 007	31
—crude oil effects	6 997	43
—effect of crude oil hedge	(2 402)	(15)
—other products	412	3
Inflation on other operating costs	(1 519)	(9)
Net volume and productivity effects	(1 575)	(10)
Once off impact of shut down maintenance(1)	855	5
Effects of remeasurement items	39	—

Operating profit 2008	19 416

(1)
Primarily includes the positive impact effect of only one phase shutdown in 2008 at Sasol Synfuels compared to a total and phase shutdown during 2007.

Remeasurement items for the years ended 30 June

        Operating costs and expenses include the effect of the following remeasurement items:

	2009	2008	2007
	(Rand in millions)
Scrapping of property, plant and equipment	40	27	72
Scrapping of assets under construction	98	—	—
Profit on disposal of property, plant and equipment	(1)	(2)	(8)

Total loss	137	25	64

        The remeasurement items in 2009 include the scrapping of sections of projects which are no longer economically viable and whose technologies can no longer be used (R98 million), critical spares (R8 million), catalyst losses (R24 million) and other smaller items (R7 million).

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

Sasol Oil—results of operations

		2009	2008	Change 2009/2008	Change 2009/2008	2007	Change 2008/2007	Change 2008/2007
		(Rand in millions)			(%)	(Rand in millions)		(%)
Turnover
External		51 086	52 500	(1 414)	(3)	37 816	14 684	39
Inter-segment		608	498	110	22	375	123	33

Total turnover		51 694	52 998	(1 304)	(2)	38 191	14 807	39
Operating costs and expenses(1)		(52 045)	(47 491)	(4 554)	10	(35 774)	(11 717)	33

Operating (loss)/profit		(351)	5 507	(5 858)	(106)	2 417	3 090	128

Operating margin	(%)	(1)	10			6

(1)
Operating costs and expenses net of other income.

Results of operations 2009 compared to 2008

        Total turnover decreased by 2% from R52 998 million to R51 694 million mainly due to lower product prices. Total liquid fuel sales were 1% lower at 9,85 million cubic metres (Mm3) as the South African economy slowed compared to 9,98 Mm3 in 2008. Retail sales were 3% higher than 2008, partly as a result of the expansion of our retail convenience centres from 406 in the prior year to 411 in 2009.

        Sasol Oil reported an operating loss of R351 million in 2009 compared to an operating profit of R5 507 million in 2008 primarily due to the steep decline in crude oil and product prices experienced during the first half of 2009, which led to significant stock losses when stocks were sold at progressively lower prices during the period from August 2008 to January 2009. Despite prices levelling off during the latter part of the year, the full extent of the earlier losses did not reverse. Refining margins were also significantly tighter than the previous year. The crude oil throughput at our Natref refinery decreased by 1,4% to 3,49 Mm3.

        Operating costs and expenses increased by 10% mainly as a result of higher raw material input and component prices as well as the weaker rand/US dollar exchange rate.

        The main factors contributing to the decrease in operating profit were:

	Change 2009/2008
	(Rand in millions)%
Operating profit 2008	5 507
Exchange rate effects	298	5
Net product and feedstock price increases	(5 804)	(105)
Inflation on other operating costs	(136)	(2)
Net volume and productivity effects	(199)	(4)
Effects of remeasurement items	(17)	—

Operating profit 2009	(351)

Results of operations 2008 compared to 2007

        The business increased total turnover by 39% from R38 191 million to R52 998 million mainly due to higher product prices and higher pricing contracts with various customers. Total liquid fuel sales increased to 9,98 million m3 compared to 9,69 Mm3 for 2007. Increased sales volumes were underpinned by the growth in the commercial business and the expansion of our retail convenience centres from 391 in the prior year to 406 in 2008.

        Operating profit increased by 128% from R2 417 million to R5 507 million mainly due to the realisation of consistently higher sales prices throughout the year and a positive slate variance. The crude oil throughput at our Natref refinery increased by 12% to 3,54 Mm3 as a result of optimisation opportunities and export market stability. This increased level of production in 2008 resulted in reduced imports to meet contractual obligations.

        Operating costs and expenses increased by 33% mainly as a result of higher crude feedstock prices.

        The main factors contributing to the increase in operating profit were:

	Change 2008/2007
	(Rand in millions)%
Operating profit 2007	2 417
Exchange rate effects	606	25
Net product and feedstock price increases	2 726	113
Inflation on other operating costs	(236)	(10)
Net volume and productivity effects	(28)	(1)
Effects of remeasurement items	22	1

Operating profit 2008	5 507

Remeasurement items for the years ended 30 June

        Operating costs and expenses include the effect of the following remeasurement items:

	2009	2008	2007
	(Rand in millions)
Impairment of property, plant and equipment	—	11	—
Impairment of intangible assets	—	—	10
Scrapping of property, plant and equipment	3	—	13
Profit on disposal of property, plant and equipment	(6)	(31)	(21)

Total (gain)/loss	(3)	(20)	2

        The remeasurement items in 2009 include the scrapping of a number of assets with small carrying values that were retired from use and the remaining carrying values attributable to these assets were written off. The profit on the disposal of property, plant and equipment relates to various small items.

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

International energy cluster

Sasol Synfuels International (SSI)—results of operations

	2009	2008	Change 2009/2008	Change 2009/2008	2007	Change 2008/2007	Change 2008/2007
	(Rand in millions)			(%)	(Rand in millions)		(%)
Turnover
External	3 027	1 788	1 239	69	65	1 723	2 650
Inter-segment	—	5	(5)	(100)	—	5	—

Total turnover	3 027	1 793	1 234	69	65	1 728	2 658
Operating costs and expenses(1)	(3 262)	(2 414)	(848)	35	(828)	(1 586)	192

Operating loss	(235)	(621)	386	62	(763)	142	19

(1)
Operating costs and expenses net of other income.

Results of operations 2009 compared to 2008

        Sasol Synfuels International (SSI) hosts the growth ambitions of the group relating to GTL and CTL ventures. Total turnover increased significantly by 69% from R1 788 million in 2008 to R3 027 million in 2009. This is mainly due to an increase in the contribution from the Oryx GTL facility in Qatar, a 49:51 joint venture with Qatar Petroleum, as the plant has continued to ramp up to expected capacity during the year.

        SSI reported an operating loss of R235 million compared to an operating loss of R621 million in 2008. This improved performance was primarily related to increased production at Oryx GTL but was negated by provisions raised in respect of catalyst and performance guarantees related to the Oryx and Escravos GTL (EGTL) operations increased by R297 million (including the effects of translation) in 2009, as well as the additional provision raised in respect of EGTL amounting to R1 280 million discussed below.

        During 2008, Sasol decided in principle that it would not continue with its 37,5% participation in the EGTL project. Following negotiations with Chevron Nigeria Limited, Sasol reduced its economic interest from 37,5% to 10% for which a consideration of R3 486 million (US$360 million) was received. Due to uncertainties that recently arose from the fiscal arrangements for the project, management reassessed this impact on its commitments relating to the project. This resulted in a provision of R1 280 million being recognised against the net result of the disposal. Our retained 10% economic interest in EGTL is now recognised as an investment in an associate.

        The main factors contributing to the decrease in operating loss were:

	Change 2009/2008
	(Rand in millions)%
Operating loss 2008	(621)
Exchange rate effects	161	26
Net volume and productivity effects	606	97
Effects of remeasurement items	(381)	(61)

Operating loss 2009	(235)

Results of operations 2008 compared to 2007

        Total turnover increased significantly from R65 million to R1 793 million in 2008 due to the first full year's results from the Oryx GTL facility in Qatar, and increased production capacity at Oryx GTL. The production ramp up of Oryx GTL met our expectations during the year and for the month of June 2008, the plant averaged production of more than 22 000 barrels a day.

        In 2008, Sasol entered into negotiations to reduce its economic interest in the EGTL project in Nigeria from 37,5% to 10%, while still providing full technical and manpower support to the project. Agreement in principle had been reached, subject to relevant regulatory approvals. The significant change in the total estimated cost of the project, the delay in completion, along with other factors impacting on the project's economics resulted in an impairment of the project of R362 million in 2008. As a result, our interest in the project had been classified as a disposal group held for sale at 30 June 2008.

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

        The main factors contributing to the decrease in operating loss were:

	Change 2008/2007
	(Rand in millions)%
Operating loss 2007	(763)
Exchange rate effects	11	1
Net product and feedstock price increases	(1)	—
Inflation on other operating costs	(69)	(9)
Net volume and productivity effects	692	91
Management intervention	(95)	(12)
Effects of remeasurement items	(396)	(52)

Operating loss 2008	(621)

Remeasurement items for the years ended 30 June

        Operating costs and expenses include the effect of the following remeasurement items:

	2009	2008	2007
	(Rand in millions)
Impairment of property, plant and equipment	—	362	—
Scrapping of property, plant and equipment	5	—	—
Loss on disposal of property, plant and equipment	1	—	—
Disposal of business	771	—	—
Loss on repurchase of participation right in GTL project	—	34	—

Total loss	777	396	—

        The remeasurement items in 2009 include the loss of R771 million on the disposal of our interest in the EGTL plant in Nigeria. The scrapping of property, plant and equipment relates to a number of assets with small carrying values that were retired from use and the remaining carrying values attributable to these assets were written off. The loss on the disposal of property, plant and equipment relates to various small items.

        In 2008, it was determined that a material increase in capital expenditure is expected in respect of the construction of the EGTL plant in Nigeria, with the project completion date also being postponed. Sasol entered into negotiations to reduce its interest in the project to 10% with an impairment of R362 million being recognised in 2008 based on the EGTL plant's fair value less costs to sell.

        Further, SSI had agreed that Chevron would pay an amount of US$5 million in respect of a participation right related to the Oryx 2 project in 2004. In October 2007, the agreement between Sasol and Chevron was amended and US$5 million was refunded to Chevron resulting in a loss of R34 million being realised.

Sasol Petroleum International—results of operations

	2009	2008	Change 2009/2008	Change 2009/2008	2007	Change 2008/2007	Change 2008/2007
	(Rand in millions)			(%)	(Rand in millions)		(%)
Turnover
External	1 156	1 228	(72)	(6)	777	451	58
Inter-segment	983	743	240	32	623	120	19

Total turnover	2 139	1 971	168	9	1 400	571	41
Operating costs and expenses(1)	(1 024)	(967)	(57)	6	(1 100)	133	(12)

Operating profit	1 115	1 004	111	11	300	704	235

(1)
Operating costs and expenses net of other income and including exploration costs.

Results of operations 2009 compared to 2008

        The increase in Sasol Petroleum International's (SPI) total turnover of 9% from R1 971 million in 2008 to R2 139 in 2009 is mainly attributable to the impact of the weaker rand US dollar exchange rate as well as higher sales volumes as a result of the Ebouri offshore oilfield being successfully commissioned during 2009. This was partly negated by the impact of lower crude oil prices.

        Gas production levels in Mozambique were maintained from 2008 to 2009, while oil production levels increased in 2009 compared to 2008. Condensate production levels decreased in 2009 compared to 2008.

        Operating costs and expenses increased mainly due to an increase in exploration costs amounting to R311 million for 2009 compared to R221 million in 2008.

        The main factors contributing to the increase in operating profit were:

	Change 2009/2008
	(Rand in millions)%
Operating profit 2008	1 004
Exchange rate effects	535	53
Net product and feedstock price decreases	(215)	(22)
—crude oil effects	(322)	(32)
—other products	107	10
Net volume and productivity effects	(165)	(16)
Effects of remeasurement items	(44)	(4)

Operating profit 2009	1 115

Results of operations 2008 compared to 2007

        The increase in SPI's total turnover of 41% was mainly due to higher crude oil and gas prices, increased sales volumes from our Gabon and Mozambique operations and the positive impact of the weakening of the rand against the US dollar.

        Natural gas sales from the Temane plant in Mozambique to Sasol Gas in 2008 amounted to 106,9 MGJ, a 9,3% increase on the prior year's 97,8 MGJ.

        In Gabon, gross production from the Etame Marin Permit averaged 20 774 bpd during 2008 (2007—18 600 bpd), with net sales revenue per barrel of R566,16/b compared to R376,23/b in 2007.

        Operating costs decreased due to a decrease in total exploration costs amounting to R221 million for 2008 compared to R526 million for 2007. This was mainly as a result of reduced exploration activity in Blocks 16 and 19 in Mozambique.

        The main factors contributing to the increase in operating profit were:

	Change 2008/2007
	(Rand in millions)%
Operating profit 2007	300
Exchange rate effects	59	20
Net product and feedstock price increases	353	117
—crude oil effects	319	106
—other products	34	11
Inflation on other operating costs	(61)	(20)
Net volume and productivity effects	326	109
Effects of remeasurement items	27	9

Operating profit 2008	1 004

Remeasurement items for the years ended 30 June

        Operating costs and expenses include the effect of the following remeasurement items:

	2009	2008	2007
	(Rand in millions)
Loss/(profit) on disposal of property, plant and equipment	1	(27)	—
Write off of unsuccessful exploration wells	16	—	—

Total loss/(gain)	17	(27)	—

        In 2009, an amount of R16 million was written off from in respect of capitalised exploration wells subsequently appraised to be unsuccessful. Various other assets were retired from use and disposed of realising a loss of R1 million in 2009.

        In 2008, SPI disposed of its 50% interest in the Dussafu Marine Permit realising a net profit of R33 million on the disposal thereof. Various other assets were retired from use and disposed of realising a loss of R6 million in 2008.

Chemical Cluster

Sasol Polymers—results of operations

        Our polymer-related activities are managed in two separate entities, Sasol Polymers, a division of Sasol Chemical Industries Limited, and Sasol Polymers International Investments (Pty) Limited, a subsidiary of the Sasol Investment Company (Pty) Limited.

		2009	2008	Change 2009/2008	Change 2009/2008	2007	Change 2008/2007	Change 2008/2007
		(Rand in millions)			(%)	(Rand in millions)		(%)
Turnover
External		15 326	11 162	4 164	37	9 305	1 857	20
Inter-segment		199	142	57	40	105	37	35

Total turnover		15 525	11 304	4 221	37	9 410	1 894	20
Operating costs and expenses(1)		(14 579)	(9 793)	(4 786)	49	(8 321)	(1 472)	18

Operating profit		946	1 511	(565)	(37)	1 089	422	39

Operating margin	%	6	13			12

(1)
Operating costs and expenses net of other income.

Results of operations 2009 compared to 2008

        Sasol Polymers commissioned the Arya Sasol Polymers plants leading to the strong growth experienced. It achieved a 37% increase in total revenue from R11 162 million in 2008 to R15 326 million in 2009 despite the sharp decline in polymer sales prices in the latter part of the year.

        The operating profit decrease of 37% in 2009 when compared to 2008 is primarily attributable to the adverse impact of the current economic downturn, which affected demand, together with plummeting polymer prices, particularly in the second quarter of the year, which negatively impacted profit margins. Also included in 2009, was an amount of R80 million (2008—R9 million and 2007—R3 million) in respect of the write-down of inventories to net realisable value. Prices were further undermined by the industry's high level of inventories.

        Production volumes increased 21% during the year mainly due to new capacity both in South Africa (second polypropylene plant in Secunda) and Iran (Arya Sasol Polymers).

        The main factors contributing to the decrease in operating profit were:

	Change 2009/2008
	(Rand in millions)%
Operating profit 2008	1 511
Exchange rate effects	1 026	68
Net product and feedstock price	(1 572)	(104)
—crude oil	816	54
—other products	(2 388)	(158)
Inflation on other operating costs	(126)	(8)
Net volume and productivity effects	118	8
Effects of remeasurement items	(11)	(1)

Operating profit 2009	946

Results of operations 2008 compared to 2007

        Sasol Polymers experienced strong growth and achieved a 20% increase in total turnover from R9 410 million in 2007 to R11 304 million in 2008. The increase was mainly due to increased margins, higher international polymer selling prices and the weakening of the rand against the US dollar.

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

        The main factors contributing to the increase in operating profit were:

	Change 2008/2007
	(Rand in millions)%
Operating profit 2007	1 089
Exchange rate effects	353	33
Net product and feedstock price	(73)	(7)
—crude oil	(1 500)	(138)
—other products	1 427	131
Inflation on other operating costs	(151)	(14)
Net volume and productivity effects	272	25
Effects of remeasurement items	21	2

Operating profit 2008	1 511

Remeasurement items for the years ended 30 June

        Operating costs and expenses include the effect of the following remeasurement items:

	2009	2008	2007
	(Rand in millions)
Scrapping of property, plant and equipment	1	—	5
Scrapping of assets under construction	3	—	—
Profit on disposal of property, plant and equipment	(5)	(12)	(3)
Loss on disposal of business	—	—	7

Total (gain)/loss	(1)	(12)	9

        Various projects and assets were retired from use and disposed of realising a profit of R5 million in 2009 (2008—R12 million, 2007—R3 million). Additionally, numerous assets with small carrying values were retired from use and the remaining carrying values attributable to these assets were written off to the value of R1 million. Other smaller projects which are no longer considered economically viable were also written off to the value of R3 million.

        In 2007, Sasol Polymers disposed of their 50% interest in DPI Holdings (Pty) Limited and realised a loss of R7 million.

Sasol Solvents—results of operations

		2009	2008	Change 2009/2008	Change 2009/2008	2007	Change 2008/2007	Change 2008/2007
		(Rand in millions)			(%)	(Rand in millions)		(%)
Turnover
External		16 317	15 585	732	5	12 509	3 076	25
Inter-segment		1 798	1 597	201	13	1 257	340	27

Total turnover		18 115	17 182	933	5	13 766	3 416	25
Operating costs and expenses(1)		(17 620)	(14 800)	(2 820)	19	(12 662)	(2 138)	17

Operating profit		495	2 382	(1 887)	(79)	1 104	1 278	116

Operating margin	%	3	14			8

(1)
Operating costs and expenses net of other income.

Results of operations 2009 compared to 2008

        Total revenue in 2009 increased by 5% from R17 182 million in 2008 to R18 115 in 2009. The increase was primarily due to the positive impact of the weakening of the rand against foreign currencies, although sales volumes were reduced following market-related cutbacks in production. In addition, sales prices were significantly lower in the second half of the year than in the first half of the year.

        Lower demand for our products in South Africa and Germany and, to a lesser extent, lower margins necessitated that production be curtailed during 2009. Total production volumes for Sasol Solvents in 2009 decreased by 6,7% to 1,67 Mt from 1,79 Mt in 2008. Total sales volumes decreased from 1,72 Mt to 1,63 Mt in 2009.

        Operating costs in 2009 were negatively impacted by the write-down of inventories to net realisable value, the increased cost of feedstock, impairments recognised of R69 million and restructuring provisions raised of R118 million.

        The main factors contributing to the decrease in operating profit were:

	Change 2009/2008
	(Rand in millions)%
Operating profit 2008	2 382
Exchange rate effects	707	30
Net product and feedstock price	(1 421)	(60)
—crude oil	891	37
—other products	(2 312)	(97)
Inflation on other operating costs	(259)	(11)
Net volume and productivity effects	(860)	(36)
Effects of remeasurement items	(54)	(2)

Operating profit 2009	495

Results of operations 2008 compared to 2007

        Sasol Solvents produced strong results with total turnover increasing by 25% from R13 766 million to R17 182 million in 2008. This was mainly due to higher product prices as a result of strong global demand and the positive impact of the weakening of the rand against the US dollar.

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

        In spite of the reduction in Germany, total production volumes for Sasol Solvents in 2008 increased to by 6% to 1,79 Mt from 1,69 Mt in 2007. Total sales volumes increased from 1,69 Mt to 1,72 Mt in 2008.

        Notwithstanding the margin pressure in Germany, the higher selling prices that were achieved in the market resulted in operating profit increasing by 116% from of R1 104 million in 2007 to R2 382 million in 2008.

        Operating costs and expenses increased by 17% mainly due to higher feedstock and energy costs.

        The main factors contributing to the increase in operating profit were:

	Change 2008/2007
	(Rand in millions)%
Operating profit 2007	1 104
Exchange rate effects	575	52
Net product and feedstock price	840	76
—crude oil	(1 042)	(94)
—other products	1 882	170
Inflation on other operating costs	(229)	(20)
Net volume and productivity effects	50	4
Effects of remeasurement items	42	4

Operating profit 2008	2 382

  Remeasurement items for the years ended 30 June

        Operating costs and expenses include the effect of the following remeasurement items:

	2009	2008	2007
	(Rand in millions)
Impairment of property, plant and equipment	69	269	12
Impairment of intangible assets	27	—	30
Impairment of investments	—	—	15
Reversal of impairment of property, plant and equipment	—	(191)	—
Scrapping of property, plant and equipment	62	38	89
Profit on disposal of property, plant and equipment	—	(12)	—

Total loss	158	104	146

        The Secunda Acid Recovery plant was impaired during 2009 for an amount of R63 million. Due to corrosion related maintenance and mechanical problems, the availability of the plant has been erratic from the start of its operations. The plant was partially impaired in 2001 and has now been fully impaired.

        The Glacial Acrylic Acid plant in Sasolburg has not operated due to local demand being below the minimum plant capacity. As a result, an impairment of R6 million was recognised in 2009. Emission rights were impaired for an amount of R27 million due to a decline in market price.

        Following a fire at the Germiston production site in January 2009, certain assets with carrying values of R26 million were scrapped. Further, losses of R19 million relate to in process consumption of Rhodium and other catalysts. The DithioPhosphate assets were disposed of in 2009, resulting in a scrapping loss of R9 million being recognised. The remainder of the balance of R8 million relates to other smaller items which were scrapped.

        During 2005, the Sasol Solvents n-Butanol plant in South Africa was impaired due to a decline in the economics of the business caused by a decrease in n-Butanol sales prices and poor asset utilisation. During 2008, the economics of the business had improved due to an increase in n-Butanol prices and significantly improved asset utilisation. The previous impairment was reassessed, with management concluding that the increase in the selling price was sustainable to the extent that a reversal of R191 million of the previous impairment was recognised during 2008.

        Also during 2008, feedstock prices into the ethanol business at the Herne site in Germany increased substantially while sales prices decreased due to an oversupply of ethanol in the European market. Due to a decline in the economics of the business and the impact on the site as a whole, an impairment of the Herne site amounting to R261 million was recognised.

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

  •
  Other smaller assets—R9 million.

Sasol Olefins & Surfactants (O&S)—results of operations

		2009	2008	Change 2009/2008	Change 2009/2008	2007	Change 2008/2007	Change 2008/2007
		(Rand in millions)			(%)	(Rand in millions)		(%)
Turnover
External		28 867	28 125	742	3	22 012	6 113	28
Inter-segment		667	655	12	2	570	85	15

Total turnover		29 534	28 780	754	3	22 582	6 198	27
Operating costs and expenses(1)		(29 694)	(27 268)	(2 426)	9	(21 442)	(5 826)	27

Operating (loss)/profit		(160)	1 512	(1 672)	(111)	1 140	372	33

Operating margin	%	(1)	5			5

(1)
Operating costs and expenses net of other income.

Results of operations 2009 compared to 2008

        Total turnover decreased by 10% in euro terms, although it increased by 3% from R28 780 million in 2008 to R29 534 million in 2009 in rand terms. This deterioration was mainly due to a 10% reduction in sales volumes and decreased product prices due to the economic downturn, especially in the global automotive and construction sectors.

        Operating costs and expenses include the negative effects of the write-down of inventories to net realisable value, resulting from a sharp decline in crude oil prices. In addition, a provision of R23 million has been recognised for the expected divestiture of the inorganic business in Italy as well as an impairment of R16 million in this respect. Sasol O&S's turnaround and restructuring announced in 2008 is well on track and has already positioned the business to better respond to the economic downturn through margin maintenance and cost reduction.

        The main factors contributing to the decrease in operating profit were:

	Change 2009/2008
	(Rand in millions)%
Operating profit 2008	1 512
Exchange rate effects	42	3
Net product and feedstock price	(1 594)	(105)
Net volume and productivity effects	13	1
Effects of remeasurement items	(133)	(9)

Operating loss 2009	(160)

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

        Total turnover increased by 27% from R22 582 million to R28 780 million in 2008 due to higher selling prices. Operating profit increased as a result of improved margins and initial benefits in the restructuring process, which included the shutdown of the Baltimore, USA, and Porto Torres, Italy, linear alkyl benzene plants as well as cost reductions in all remaining units.

        The effect of a higher oil price has negatively impacted on oil-derived feedstock prices resulting in increased cost of sales of approximately 26%, but this was offset to some extent by lower fixed costs. A 50% alcohols joint venture plant with a capacity of 60 000 tons per annum was successfully commissioned during the year in Lianyangang, China.

        Included in operating costs and expenses is the impairment of assets of R62 million and reversal of impairment of Sasol North America Alcohols (Lake Charles) of R96 million. In addition, several restructuring and turnaround provisions associated with the retention and turnaround of the Sasol O&S business amounting to R216 million was recognised in the current year.

        The main factors contributing to the increase in operating profit were:

	Change 2008/2007
	(Rand in millions)%
Operating loss 2007	1 140
Exchange rate effects	256	22
Net product and feedstock price	1 156	101
Inflation on other operating costs	(116)	(10)
Net volume and productivity effects	(146)	(13)
Once off items(1)	(98)	(8)
Effects of remeasurement items	(680)	(59)

Operating profit 2008	1 512

(1)
Includes effects of restructuring costs recognised in 2008 and 2007.

Remeasurement items for the years ended 30 June

        During the year under review operating costs and expenses include the effect of the following remeasurement items:

	2009	2008	2007
	(Rand in millions)
Impairment of property, plant and equipment	18	62	12
Impairment of intangible assets	84	—	106
Reversal of impairment of property, plant and equipment	—	(96)	—
Scrapping of property, plant and equipment	1	3	—
Loss/(profit) on disposal of property, plant and equipment	3	4	(22)
Fair value reversal of write down	—	—	(803)

Total loss/(gain)	106	(27)	(707)

        The remeasurement items in 2009 include:

  •
  Impairment of property, plant and equipment—includes further impairments recognised in the Sasol Italy's inorganics business unit of R16 million related to the sale of these assets, which are disclosed as held for sale at 30 June 2009. Further, impairments were recognised in the Sasol North America Alkylates business unit of R2 million;

  •
  Impairment of intangible assets due to the decrease in the market price of emission rights during the year. The carrying value of intangible asset at 30 June 2009 was impaired by R84 million;

  •
  Additionally, numerous assets with small carrying values were retired from use and the remaining carrying values attributable to these assets were written off to the value of R1 million.

  •
  Various projects and assets were retired from use and disposed of realising a loss of R3 million in 2009.

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

Other Chemicals—results of operations

        Other chemical business includes Sasol Nitro, Sasol Wax, Merisol, Infrachem and various smaller chemical businesses.

		2009	2008	Change 2009/2008	Change 2009/2008	2007	Change 2008/2007	Change 2008/2007
		(Rand in millions)			(%)	(Rand in millions)		(%)
Turnover
External		14 805	13 315	1 490	11	10 470	2 845	27
Inter-segment		3 934	3 115	819	26	2 652	463	17

Total turnover		18 739	16 430	2 309	14	13 122	3 308	25
Operating costs and expenses(1)		(22 264)	(15 230)	(7 034)	46	(12 163)	(3 067)	25

Operating (loss)/profit		(3 525)	1 200	(4 725)	(394)	959	241	25

Operating margin	%	(19)	7			7
Sasol Nitro
Total turnover		6 829	5 964	865	15	4 170	1 794	43
Operating (loss)/profit		(370)	1 267	(1 637)	(129)	610	657	108
Sasol Wax
Total turnover		7 397	6 570	827	13	5 574	996	18
Operating (loss)/profit		(2 994)	381	(3 375)	(886)	629	(248)	(39)
Merisol
Total turnover		766	844	(78)	(9)	740	104	14
Operating profit		92	143	(51)	(36)	27	116	429
Sasol Infrachem
Total turnover		3 746	2 908	838	29	2 526	382	15
Operating loss		(192)	(510)	318	62	(237)	(273)	(115)

(1)
Operating costs and expenses net of other income.

Results of operations 2009 compared to 2008

        Sasol Nitro, which comprises our South African ammonia, fertilisers, phosphates and explosives portfolios, had an operating loss of R370 million in 2009 compared to an operating profit of R1 267 million in 2008 primarily as a result of a decrease of 27% sales volumes coupled with lower margins as well as higher operating costs and expenses. This has been partially offset by the positive effects of a weaker average rand/US dollar exchange rate during 2009 when compared to 2008. Included in operating loss is the administrative penalty imposed by the South African Competition authorities of R251 million, the negative effects of the write-down of inventories to net realisable value of R385 million, impairments of R216 million and provisions of R39 million relating primarily to the closure of the Phalaborwa and Polyfos operations.

        Sasol Wax produces and markets wax and wax related products to commodity and specialty wax markets globally. Total turnover has increased by 13%, primarily as a result of higher selling prices during the first half of the year. The extreme market conditions due to the economic downturn during the second half of the year had a negative impact on the overall operating profit for the year. Included in operating loss is the fine of R3 678 million (€318,2 million) imposed by the European Commission.

        Merisol, our 50:50 cresylic acids joint venture with Merichem Company, produces about a third of the world's phenolics. Total turnover decreased by 9% from R844 million to R766 million in 2009 mainly due to reduced sales volume emanating from the global downturn.

        Sasol Infrachem's total turnover increased by 29% from R2 908 million in 2008 to R3 746 million in 2009 due to higher selling prices as a result of the implementation of a new inter segment gas pricing structure. This resulted in a lower operating loss of R192 million compared to R510 million in 2008. Gas production decreased by 6% from 38,0 MGJ in 2008 to 35,7 MGJ in 2009.

Results of operations 2008 compared to 2007

        Sasol Nitro, which comprises our South African ammonia, fertilisers, phosphates and explosives portfolios, increased operating profit by 108% from R610 million in 2007 to R1 267 million in 2008 primarily as a result of improved margins in ammonia, fertilisers and phosphates as well as a 6% volume growth. Included in operating profit is the reversal of impairment on the Phalaborwa site of R94 million and the profit of R114 million realised on the disposal of 50% of our investment in Sasol Dyno Nobel.

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

        Sasol Infrachem's total turnover increased by 15% from R2 526 million to R2 908 million in 2008 due to higher selling prices as a result of the implementation of a revised pricing model for utilities and services provided. This benefit was offset by higher processing fees for natural gas (R103 million) and higher maintenance costs (R136 million) resulting in an operating loss of R510 million in 2008 compared to R237 million in 2007. Gas production increased by 4% from 36,6 MGJ to 38,0 MGJ.

Remeasurement items for the years ended 30 June

        Operating costs and expenses includes the effect of the following remeasurement items:

	2009	2008	2007
	(Rand in millions)
Impairment of property, plant and equipment	211	13	20
Impairment of assets under construction	13	—	—
Impairment of intangible assets	5	—	—
Impairment of investments	8	—	—
Reversal of impairment of property, plant and equipment	—	(94)	—
Scrapping of property, plant and equipment	5	3	7
Loss/(profit) on disposal of property, plant and equipment	2	(10)	4
Loss on disposal of intangible assets	2	—	—
Loss/(profit) on disposal of business	1	(111)	(17)
Profit on disposal of investments	—	(129)	—
Realisation of foreign currency translation reserve	—	557	—

Total loss	247	229	14

        The remeasurement items in 2009 include:

  •
  Impairment of property, plant and equipment related to Sasol Wax relates to the calcium strearate production unit (R8 million) which is being shut down. Impairment of property, plant and equipment related to the Sasol Nitro Phalaborwa operations which are planned to be shut down is R174 million. A further impairment of R29 million in Sasol Nitro relates to the shutting down of the Polyfos plant;

  •
  The impairment of assets under construction of R13 million relates to basic engineering costs on Sasol Nitro's new Granulation Plant in Secunda which was impaired during the current year;

  •
  Impairment of intangible assets in Sasol Wax due to the decrease in the market price of emission rights during the year. The carrying value of intangible asset at 30 June 2009 was impaired by R5 million;

  •
  The impairment of investment of R8 million relates to Sasol Wax's investment in Sasol Wax Danmark APS, which it subsequently disposed of;

  •
  Additionally, numerous assets with small carrying values were retired from use and the remaining carrying values attributable to these assets were written off to the value of R5 million;

  •
  Various projects and assets were retired from use and disposed of realising a loss of R2 million in 2009;

  •
  Loss on disposal of intangible assets of R2 million relates to a patent that was sold by Sasol Wax; and

  •
  During the year Sasol Wax disposed of its interest in Sasol Wax Danmark APS realising a loss of R1 million.

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

Other businesses—results of operations

        Other businesses include Sasol Financing, Sasol Technology and the group's corporate head office function.

	2009	2008	Change 2009/2008	Change 2009/2008	2007	Change 2008/2007	Change 2008/2007
	(Rand in millions)			(%)	(Rand in millions)		(%)
Turnover
External	171	225	(54)	(24)	428	(203)	(47)
Inter-segment	5 038	4 048	990	24	2 416	1 632	68

Total turnover	5 209	4 273	936	22	2 844	1 429	50
Operating costs and expenses(1)	(7 863)	(5 493)	(2 370)	43	(2 827)	(2 666)	94

Operating (loss)/profit	(2 654)	(1 220)	1 434	118	17	(1 237)	(7 276)

(1)
Operating costs and expenses net of other income.

Results of operations 2009 compared to 2008

        Operating loss for 2009 was adversely impacted by the share-based payment expense relating to the black public invitations of the Sasol Inzalo share transaction of R2 435 million and the effect of the weakening of the rand against the US dollar.

Results of operations 2008 compared to 2007

        Operating loss for 2008 includes a realised profit of R108 million related to the sale FFS Refiners (Pty) Limited by Sasol Investment Company (Pty) Limited. Operating loss was adversely impacted by the additional share-based payment expenses relating to Sasol Inzalo (R1 434 million) and the effect of the weakening of the rand against the US dollar.

Remeasurement items for the years ended 30 June

        Operating costs and expenses includes the effect of the following remeasurement items:

	2009	2008	2007
	(Rand in millions)
Impairment of intangible and other assets	23	—	3
Scrapping of property, plant and equipment	7	28	1
Profit on disposal of property, plant and equipment	(4)	(1)	—
Profit on disposal of business	(2)	—	(315)
Profit on disposal of investments	—	(108)	—

Total loss/(gain)	24	(81)	(311)

        Due to the decrease in the market price of emission rights during the year, the carrying value of intangible assets was impaired by R23 million at 30 June 2009.

        Additionally, numerous assets with small carrying values were retired from use and the remaining carrying values attributable to these assets were written off to the value of R7 million. Various projects and assets were retired from use and disposed of realising a profit of R4 million in 2009.

        Sasol Technology (Pty) Limited disposed of its 50% interest in Sasol-Lurgi Technology Co (Pty) Limited, realising a profit of R2 million.

        During 2008, the Sasol Investment Company (Pty) Limited disposed of its investment in FFS Refiners (Pty) Limited realising a profit of R108 million.

        An extensive asset verification exercise was performed at Sasol Technology during 2008 and items identified as assets which should be scrapped amounted to R27 million.

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

        In 2009, we entered into a cash conservation approach, which included our cost containment strategy and the suspension of our share repurchase programme. This resulted in the group's strong cash flow position. In addition, our cash conservation approach also included the prioritisation of our capital expenditure programme, which was necessitated by the lack of liquidity in the debt markets. In the short-term our capital expenditure will be prioritised to that which can be funded through cash generated from operating activities. Further, significant cash resources have been made available during the year due to the unlocking of working capital which was previously tied up in inventory and trade receivables, strongly assisted by the reduction in crude oil prices and the resultant product prices. Inventory also benefited from lower volumes.

        The following table provides a summary of our cash flows for each of the three years ended 30 June 2009, 2008 and 2007:

	2009	2008	2007
(Rand in millions)
Net cash retained from operating activities	30 838	17 954	15 811
Net cash utilised in investing activities	(12 518)	(10 844)	(10 545)
Net cash utilised by financing activities	(1 193)	(8 415)	(2 893)

        The cash generated by our operating activities is applied first to pay our debt and tax commitments and then to provide a return in the form of a dividend to our shareholders. The net cash retained is applied primarily to invest in our capital investment programme.

        Refer to "Item 18 Financial Statements—Note 17—Cash and cash equivalents" of the consolidated financial statements for additional information on the currency analysis of the group's cash and cash equivalents.

Operating activities

        Net cash retained from operating activities has increased for the past three years in succession to R30 838 million in 2009 from R17 954 million in 2008 and R15 811 million in 2007. Cash flows retained from operating activities include the following significant cash flows:

	2009	2008	Change 2009/2008	Change 2009/2008	2007	Change 2008/2007	Change 2008/2007
	(Rand in millions)			(%)	(Rand in millions)		(%)
Cash generated by operating activities	48 187	34 740	13 447	39	28 432	6 308	22
Income tax paid	(10 252)	(9 572)	680	7	(7 251)	(2 321)	32
Dividend paid	(7 193)	(5 766)	1 427	25	(4 613)	(1 153)	25

        In 2009, the average dated Brent crude oil price decreased to US$68,14/b from the average of US$95,51/b in 2008 and US$63,95/b in 2007. This decrease in the crude oil price has had a negative impact on our operating profit, however, the unlocking of working capital was assisted by these lower crude oil prices and the resultant product prices, which had a positive impact on our cash generated by operating activities. Cash generated by operating activities has increased by 39% to R48 187 million in 2009 and by 22% to R34 740 million in 2008. In line with operating profit generated by our businesses, the most significant contributor to our cash generated by operations is Sasol Synfuels. The increase in tax paid during the year is due to the increase in taxable profit.

        Dividends paid amounted to R7 193 million in 2009 compared to R5 766 million in 2008 and R4 613 million in 2007. Our dividend distribution policy is to distribute dividends on a regular basis, to the extent permitted by our earnings. In particular, we intend to distribute dividends, provided our annual attributable earnings represent a range of 2,5 to 3,5 times the amount distributed in the form of dividends. The average rate of earnings to dividend distributions in the past five years was approximately 2,8 times. Our dividend cover for 2009 is 2,8 times which is within the target range.

Investing activities

        Net cash utilised in investing activities has increased from R10 545 million in 2007 to R10 844 million in 2008 and increased to R12 518 million in 2009.

        Cash flows utilised in investing activities include the following significant cash flows:

	2009	2008	Change 2009/2008	Change 2009/2008	2007	Change 2008/2007	Change 2008/2007
	(Rand in millions)			(%)	(Rand in millions)		(%)
Additions to non-current assets(1)	(15 672)	(10 855)	4 817	(44)	(12 045)	1 190	(10)
Acquisition of businesses	(30)	(431)	401	93	(285)	(146)	51
Disposal of businesses	3 486	693	2 793	403	2 200	(1 507)	(69)

(1)
Includes additions to property, plant and equipment, assets under construction and intangible assets.

        The increase in additions to non-current assets is primarily due to an increase in capital expenditure on projects to expand our operations which includes the following key projects:

Projects(1)	Business categories	30 June 2009	30 June 2008	30 June 2007
		(Rand millions)
Pipeline expansion—1st compressor	Sasol Gas	532	—	—
Power generation with open cycle turbines	Sasol Synfuels	1 077	—	—
Sasol Oil distribution network	Sasol Oil	—	223	91
Oryx GTL and Escravos GTL(2)	Sasol Synfuels International	—	865	2 426
3rd Catalyst plant, South Africa	Sasol Synfuels International	221	—	—
2nd Catalyst plant, The Netherlands	Sasol Synfuels International	—	366	—
16th Oxygen train	Sasol Synfuels	507	304	—
10th SAS reactor	Sasol Synfuels	316	—	—
Mozambique expansion	Sasol Petroleum International	1 203	454	266
West Africa development	Sasol Petroleum International	429	235	339
Arya Sasol Polymers (Iran)	Sasol Polymers	166	457	774
Project Turbo	Sasol Polymers	86	362	1 169
2nd and 3rd Octene trains	Sasol Solvents	298	323	708
Fischer-Tropsch Wax expansion project	Sasol Wax	227	—	—
Other smaller projects	Various	2 921	1 663	1 172

		7 983	5 252	6 945

(1)
The amounts include business development costs and our group's share of capital expenditure of joint ventures. The amounts exclude finance expenses capitalised. These amounts were approved by our board of directors. We hedge all our major South African capital expenditure in foreign currency immediately upon commitment of the expenditure or upon approval of the project.

(2)
The engineering procurement and construction contract was converted from a fixed-price to a cost-reimbursable contract. In 2009, Sasol reduced its economic interest in the EGTL project in Nigeria from 37,5% to 10%. Upon conclusion of the definitive agreements, the funding of the capital expenditure on the EGTL project was reduced proportionately to our 10% economic interest.

        In addition, we invested R7 689 million, R5 603 million and R5 100 million on non-current assets in 2009, 2008 and 2007, respectively, to enhance existing operations.

        During 2009, we acquired businesses for a net amount of R30 million (2008—R431 million and 2007—R285 million). The 2009 acquisitions comprise the acquisition of 50,1% of Exelem Aviation (Pty) Limited for a purchase consideration of R13 million and a hotel in Secunda, South Africa for a purchase consideration of R17 million.

        During 2009, we disposed of businesses for a net amount of R3 486 million (2008—R693 million and 2007—R2 200 million). The 2009 disposals comprised Sasol's reduction of its economic interest from 37,5% to 10% in the EGTL project and its disposal of Sasol Wax Danmark APS.

Financing activities

        The group's operations are financed primarily by means of its operating cash flows. Cash shortfalls are usually short-term in nature and are met primarily from short-term banking facilities. Long-term capital expansion projects and acquisitions of businesses are financed by a combination of variable and fixed rate debt. This debt is usually in the measurement currency of the project or acquisition being financed and we aim to negotiate repayment terms that match the expected cash flow to be generated by the asset or the business acquired. Net cash utilised by financing activities was R1 193 million, R8 415 million and R2 893 million in 2009, 2008 and 2007, respectively. The following significant cash flows are included in financing activities:

	2009	2008	Change 2009/2008	Change 2009/2008	2007	Change 2008/2007	Change 2008/2007
	(Rand in millions)			(%)	(Rand in millions)		(%)
Share repurchase programme	(1 114)	(7 300)	6 186	(85)	(3 669)	(3 631)	99
Repayment of short-term debt	(2 091)	(2 292)	201	9	(1 053)	(1 239)	118
Repayment of long-term debt	(4 820)	(4 588)	(232)	(5)	(1 034)	(3 554)	344
Proceeds from short-term debt	280	1 942	(1 662)	(86)	1 918	24	1
Proceeds from long-term debt	5 575	3 806	1 769	46	1 021	2 785	273

        At the annual general meeting held on 30 November 2007, the shareholders authorised the directors to undertake a general repurchase by Sasol Limited, or its subsidiaries, to repurchase Sasol Limited shares up to 10% of our issued share capital. At the annual general meeting held on 28 November 2008, shareholders renewed the directors' authority to repurchase up to 4% of the issued ordinary shares of the company. This authority will be valid until the company's next annual general meeting and will not exceed 15 months from the date of resolution. In terms of the specific authority granted at a general meeting of shareholders held on 28 November 2008, the company repurchased these shares on 4 December 2008, whereupon 31 500 000 were cancelled and restored to authorised share capital. As at 30 June 2009, through our subsidiary, Sasol Investment Company (Pty) Limited, we had purchased 8 809 886 ordinary shares representing 1,46% of the issued share capital of the company, excluding the Sasol Inzalo share transaction, for R2 641 million at a cumulative average price of R346,45 per share.

        During 2009, preference share debt of R4,2 billion was raised related to the Sasol Inzalo share transaction. Refer to "Item 5A—Operating results". In 2008, preference share debt of R2,2 billion was raised related to the Sasol Inzalo share transaction.

Capital resources

        Sasol Financing and Sasol Financing International act as our group's financing vehicles. All our group treasury, cash management and borrowing activities are facilitated through Sasol Financing and Sasol Financing International. The Group Executive Committee and senior management meet regularly, to review and, if appropriate, approve the implementation of optimal strategies for the effective management of the group's financial risk. Our cash requirements for working capital, share repurchases, capital expenditures and acquisitions, over the past three years have been primarily financed through a combination of funds generated from operations and borrowings. In our opinion, our working capital is sufficient for present requirements. Our long-term capital expansion projects are financed by means of a combination of variable and fixed-rate long-term debt. This debt is normally financed in the same currency as the underlying project and repayment terms are designed to match the expected cash flows to be generated by that project.

        Our debt comprises the following:

	2009	2008
	(Rand in millions)
Long-term debt, including current portion	17 887	16 803
Short-term debt	490	2 375
Bank overdraft	80	914

Total debt	18 457	20 092
Less cash	(19 425)	(4 435)

Net (cash)/debt	(968)	15 657

        Our debt profile has moved significantly toward a longer-term bias which is a reflection of both our capital investment programme and the favourable results generated by operating activities over the last three years.

        The group has borrowing facilities with major financial institutions of R37 790 million (2008—R51 352 million). Of these facilities, R18 457 million (2008—R20 092 million) has been utilised at year end.

        There were no events of default for the years ended 30 June 2009 and 30 June 2008.

Banking facilities and debt arrangements at 30 June 2009

	Expiry date	Currency	Rand equivalent	Utilisation
			Rm	Rm
Sasol Financing
Uncommitted facilities
Commercial banking facilities	Various (short-term)	Rand	4 575	—
Commercial paper programme	None	Rand	6 000	—
Committed facility
Revolving credit facility (syndicated)	May 2010	Euro	2 168	—
Commercial banking facilities	Various (short-term)	Rand	3 800	—
Sasol Financing International
Uncommitted facilities
Commercial banking facilities	Various (short-term)	Euro	162	—
Committed facility
Revolving credit facility	May 2010	Euro	2 093	—
Debt arrangement
Eurobond	June 2010	Euro	3 249	3 249
Other Sasol businesses
Asset based finance
Republic of Mozambique Pipeline Investments Company (Pty) Limited	December 2017	Rand	2 471	2 271
Sasol Petroleum Temane Limitada	June 2015	Euro and Rand	811	811
Debt arrangements
Arya Sasol Polymer Company	March 2016	Euro	2 366	2 315
National Petroleum Refiners of South Africa (Pty) Limited	Various	Rand	1 342	1 250
Sasol Inzalo Groups Funding (Pty) Limited (preference shares)	October 2011 to October 2018	Rand	2 341	2 341
Sasol Inzalo Public Funding (Pty) Limited (preference shares)	October 2011 to October 2018	Rand	4 389	4 389
Property finance leases
Sasol Oil (Pty) Limited and subsidiaries	Various	Rand	737	737
Other banking facilities and debt arrangements	Various	Various	1 286	1 094

			37 790	18 457

Comprising
Long-term debt				17 887
Short-term debt				490
Bank overdraft				80

18 457

        Besides our normal commercial banking facilities, the majority of which is in South Africa, another facility to fund short-term funding requirements in South Africa is our commercial paper programme of R6 billion, normally at fixed interest rates. We had no exposure on the programme at 30 June 2009.

        We manage our short-term debt interest rate exposure by making use of a combination of commercial banking facilities with variable interest rates and commercial paper issues at fixed interest rates. Refer to "Item 11—Quantitative and qualitative disclosures about market risk" for a breakdown of our liabilities summarised by fixed and floating interest rates.

  Debt profile

        We actively monitor and manage our cash flow requirements and to the extent that core long-term financing requirements are identified, we will finance these with longer-term debt issues.

	Less than 1 year	1 to 2 years	2 to 5 years	More than 5 years	Total
	(Rand in millions)
Maturity profile long-term debt	4 272	911	3 459	9 245	17 887

        We endeavour to match the tenure of our debt with the nature of the asset or project being financed.

Covenants

        The group is subject to certain covenants on its debt facilities relating to earnings, debt cover, net asset value, amongst others. There were no events of default in the year ended 30 June 2009.

        The covenant terms above are defined contractually in each of the agreements for the above facilities using definitions agreed to between the parties derived from amounts published in the consolidated annual financial statements of Sasol prepared in accordance with IFRS for any year and adjusted in terms of the agreed definitions.

        Our foreign currency credit rating according to Moody's is Baa1/stable/P-2/stable and our national scale issuer rating is Aa3.za/P-1.za. The latest credit opinion on the group was published on 8 February 2008, and no subsequent revisions have been made.

        Our foreign currency credit rating according to Standard and Poors (S&P) is BBB+/Negative/A-2 and our local currency rating is A+/Negative/A-1. The ratings outlook has been revised to negative (previously stable) in November 2008 to reflect the negative outlook of South Africa's sovereign rating. The latest S&P corporate ratings analysis on Sasol was published on 13 February 2009.

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

        Total expenditure on research in years 2009, 2008 and 2007 was R922 million, R761 million and R690 million, respectively. Development costs capitalised in 2009, 2008 and 2007 amounted to R403 million, R57 million and R55 million, respectively. For further information regarding our research and development activities, see "Item 4.B—Business overview—Sasol Technology".

5.D    Trend information

        Our financial results since the end of 2009 have been principally affected by fluctuations in dated Brent crude oil prices and a strengthening of the rand to US dollar.

        In recent months, the derived European Brent crude oil spot price has decreased from the year end level as at 30 June 2009 of US$68,11/b to US$65,82/b on 30 September 2009 with a high of US$74,61/b and a low of US$58,25/b during that period. Given the current global economic conditions and the uncertain political environment in certain major oil producing countries, the oil price has been volatile and this volatility is expected to continue in the foreseeable future. As discussed above, a high oil price generally results in increased profitability for our group.

        The rand to US dollar exchange rate was R7,73 at 30 June 2009. The rand strengthened subsequent to 30 June 2009 reaching R7,52 per US dollar at 30 September 2009 with a high of R8,28 per US dollar and a low of R7,32 per US dollar during the period 1 July 2009 to 30 September 2009. Whilst the exchange rate during the current year has been relatively more volatile than in previous years due to the current global economic conditions, we are unable to accurately forecast whether this will continue in the foreseeable future.

5.E    Off-balance sheet arrangements

        We do not engage in off-balance sheet financing activities and do not have any off-balance sheet debt obligations, off-balance sheet special purpose entities or unconsolidated affiliates.

Guarantees

        As at 30 June 2009, the group has issued the following guarantees for which the liabilities have not been included in the statement of financial position.

	Note	Maximum potential amount 2008
(Rand in millions)
In respect of GTL ventures	i	2 920
To RWE-DEA AG	ii	325
Other guarantees and claims	iii	1 059

i.
Sasol Limited has issued the following significant guarantees for the obligations of various of its subsidiaries in respect of the GTL Ventures. These guarantees relate to the construction and funding of Oryx GTL Limited in Qatar, including inter alia:

•
A guarantee for the take-or-pay obligations of a wholly owned subsidiary has been issued under the gas sale and purchase agreement (GSPA) entered into between Oryx GTL Limited, Qatar Petroleum and ExxonMobil Middle East Gas Marketing Limited, by virtue of this subsidiary's

    49% shareholding in Oryx GTL Limited. Sasol's exposure is limited to the amount of US$123 million (R951 million). In terms of the GSPA, Oryx GTL Limited is contractually committed to purchase minimum volumes of gas from Qatar Petroleum and ExxonMobil Middle East Gas Marketing Limited on a take-or-pay basis. Should Oryx GTL terminate the GSPA prematurely, Sasol Limited's wholly owned subsidiary will be obliged to take or pay for its 49% share of the contracted gas requirements. The term of the GSPA is 25 years from the date of commencement of operations. The project was commissioned in April 2007.

  •
  Sasol Limited issued a performance guarantee for the obligations of its subsidiaries in respect of and for the duration of the investment in Sasol Chevron Holdings Limited, limited to an amount of US$250 million (R1 933 million). Sasol Chevron Holdings Limited is a joint venture between a wholly owned subsidiary of Sasol Limited and Chevron Corporation.

  •
  The completion guarantee that was issued for Sasol's portion of the project debt of Oryx GTL Limited has come to an end, as the project debt has been repaid in March 2009.

    All guarantees listed above are issued in the normal course of business.

ii.
Various performance guarantees issued in favour of RWE-DEA AG.

iii.
Included in other guarantees are customs and excise guarantees of R121 million, R217 million in respect of feedstock purchases, R135 million relating to guarantees in respect of product shipments and environmental guarantees of R158 million.

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

5.F    Tabular disclosure of contractual obligations

        Contractual obligations/commitments.    The following significant contractual obligations existed at 30 June 2009:

Contractual obligations (excluding capital expenditure)	Total amount	Within 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years
	(Rand in millions)
Operating leases	7 227	786	618	489	430	415	4 489
External long-term debt	17 887	4 272	911	1 181	1 106	1 172	9 245
External short-term debt	490	490	—	—	—	—	—
Purchase commitments	24 894	4 695	4 320	3 745	2 703	2 084	7 347
Bank overdraft	80	80	—	—	—	—	—
Finance leases*	1 510	145	146	189	135	122	773

Total	52 088	10 468	5 995	5 604	4 374	3 793	21 854

*
R795 million related to these finance lease obligations is included in the external long-term debt contractual obligations.

        Purchase commitments have decreased from R39 352 million in 2008 to R24 894 million in 2009 due to the reduced price of one of our major raw materials, namely ethylene.

        Capital commitments.    Commitments are budgeted, approved and reported in accordance with our management policy for segmental reporting.

        The following table sets forth our authorised capital expenditure as of 30 June:

Capital expenditure	2009
(Rand in millions)
Authorised and contracted for	22 492
Authorised but not yet contracted for	17 038

Authorised capital expenditure	39 530
Less expenditure to date	(14 221)

Unspent capital commitments	25 309

        For more information regarding our planned capital expenditure see "4.A History and development of the company—Capital expenditure".

        It is estimated that the expenditure will be incurred as follows:

Contractual commitments	Total amount	Within 1 year	1 to 2 years	2 to 5 years	Over 5 years
	(Rand in millions)
Capital commitments	25 309	14 070	8 870	2 285	84

        The above amounts are as reported to our Board. They exclude capitalised finance expenses but include business development costs and our group's share of capital expenditure of proportionately consolidated investees. In 2009, an amount of R2 468 million has been committed by the group for further development of the Escravos GTL project.

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

The board of directors

        Our Articles of Association provide that our Board consists of a maximum of sixteen directors of whom a maximum of five may be executive directors. Currently, four of our directors are executive directors, namely, Mr L P A Davies (chief executive), Ms K C Ramon (chief financial officer), Dr A M B Mokaba and Ms V N Fakude, and 10 of the directors are non-executive directors, following the appointment of Messrs M J N Njeke and C Beggs as non-executive directors with effect from 4 February 2009 and 8 July 2009, respectively.

        All the non-executive directors, except Mrs T H Nyasulu and Mr A Jain, are considered by the board to be independent directors in accordance with the South African Code of Corporate Governance contained in the King II report (King II) and the NYSE corporate governance standards. The Board is, however, of the view that all non-executive directors bring independent judgement to bear on material decisions of the company.

        The offices of chairman and chief executive are separate and the office of the chairman is filled by a non-executive director. Mrs T H Nyasulu became chairman on 28 November 2008, succeeding Mr P V Cox who retired on that date. Mrs Nyasulu has a 1,275% indirect interest in Sasol Oil (Pty) Limited, a subsidiary of Sasol Limited and is accordingly deemed not independent.

        In line with international corporate governance best practice, the Board appointed Prof J E Schrempp as lead independent director. This is also in line with the recommendations of the recently launched Code of Governance Principles for South Africa contained in the third King report (King III). His role includes chairing board meetings when matters pertaining to Sasol Oil (Pty) Limited are dealt with at the board.

        Our Board currently comprises the following:

Name	Position	Age	Member since	Current term expires(1)
Thembalihle Hixonia Nyasulu	Non-executive chairman	55	1 June 2006	26 November 2010
Lawrence Patrick Adrian Davies	Chief executive	58	28 August 1997	26 November 2010
Colin Beggs	Independent non-executive director	61	8 July 2009	27 November 2009
Brian Patrick Connellan	Independent non-executive director	69	1 November 1997	27 November 2009
Hendrik George Dijkgraaf	Independent non-executive director	62	16 October 2006	27 November 2009
Victoria Nolitha Fakude	Executive director	44	1 October 2005	27 November 2009
Mandla Sizwe Vulindlela Gantsho	Independent non-executive director	47	1 June 2003	26 November 2010
Anshuman Jain	Non-executive director	46	1 July 2003	26 November 2010
Imogen Nonhlanhla Mkhize	Independent non-executive director	46	1 January 2005	27 November 2009
Anthony Madimetja Benny Mokaba	Executive director	48	1 May 2006	26 November 2010
Mfundiso Johnson Ntabankulu Njeke	Independent non-executive director	50	4 February 2009	27 November 2009
Kandimathie Christine Ramon	Executive director	42	1 May 2006	26 November 2010
Jürgen Erich Schrempp	Lead independent non-executive director	65	21 November 1997	26 November 2010
Thomas Alexander Wixley	Independent non-executive director	69	8 March 2007	27 November 2009

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

        Colin Beggs became our director on 8 July 2009. Mr. Beggs was the chief executive officer of PricewaterhouseCoopers until the end of June 2009. He joined Price Waterhouse in 1970 and qualified as a chartered accountant in 1971. He became a partner in 1979 and was elected senior partner in 1992. He was the appointed joint chief executive officer of PricewaterhouseCoopers, Southern Africa after the merger between Price Waterhouse and Coopers & Lybrand in 1998. In January 2001, he became chief executive officer of PricewaterhouseCoopers. He is also a former chairman of the board of the South African Institute of Chartered Accountants (SAICA). He has served as chairman of the Accounting Practices Committee of SAICA and is currently a member of the Accounting Practices Board of SAICA. He is a director of the Ethics Institute of South Africa.

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

        Brian Connellan has been our director since 1997. From 1990 to 2000, he served as executive chairman of Nampak Limited and from 2000 to 2001 as non-executive chairman of Nampak. He was a director of Nampak until September 2005. He is also a director of several other companies, including ABSA Group Limited, Reunert Limited and Illovo Sugar Limited. He is past councillor of the South African Foundation, The Corporate Forum and The Institute of Directors and a contributor to King I and II Reports on Corporate Governance in South Africa. He received his Certificate in Theory of Accountancy from Witwatersrand University, South Africa in 1961 and became a chartered accountant in 1963.

        Henk Dijkgraaf became our director in 2006. He is the former chief executive officer of the Dutch natural gas companies, GasTerra, Gasunie and Nederlandse Aardolie Maatschappij and held various positions in the Royal Dutch Shell group between 1972 and 2003 in the Netherlands, Malaysia, Gabon, Syria and the United Kingdom including the positions of president, Shell Nederland BV, director, Shell Exploration and Production and chief executive, Gas, Power and Coal. He is a member of the board and of the audit committee of Eneco Holding NV and a member of the board of the Royal Tropical Institute and deputy chairman and treasurer of the Netherlands Institute for the Near East. He obtained a Master of Science (Mining Engineering) from Delft University in 1972 and attended the Senior Executive Programme at the Massachusetts Institute of Technology in the United States in 1987.

        Nolitha Fakude became our director in 2005. She is responsible for world-wide Human Resources for the group as well as corporate affairs, government affairs and group transformation. She is also a director of several other companies in the group. Before joining Sasol, she was a member of the group executive committee at Nedbank Group Limited. She was also a director of Harmony Gold Mining Company Limited, BMF Investment Limited and Woolworths Holdings Limited. She holds Bachelor of Arts and Honours degrees in Psychology from the University of Fort Hare and attended the Senior Executive Programme at Harvard Business School in the United States in 1999.

        Mandla Gantsho has been our director since 2003. He was the Vice President Operations: Infrastructure, Private Sector & Regional Integration of the African Development Bank from July 2006 to June 2009, prior to which he was chief executive officer and managing director of the Development

Bank of Southern Africa. His current directorships include Group Five Limited and AfroCentric Investment Corporation Limited. He obtained a Bachelor of Commerce from the University of Transkei in 1983 and a Certificate in Accountancy Theory and a Bachelor of Commerce (Honours) in Financial Management from the University of Cape Town, South Africa in 1985 and 1986, respectively. He became a chartered accountant in 1987. He also obtained a Masters in Science from The George Washington University in 2002 and a Doctorate in Philosophy from the University of Pretoria, South Africa in 2006. He was appointed by the Board on the understanding with the South African government that he will represent the government's interests in our major shareholders, the Public Investment Corporation Limited and the Industrial Development Corporation Limited. On 30 November 2007, the South African government confirmed in writing that it no longer regards him as representative of their interests.

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

        Imogen Mkhize has been our director since 2005. She is the chairman of The Richards Bay Coal Terminal Company (Pty) Limited and a director of Murray & Roberts Holdings Limited, Mondi plc and Mondi Limited, Allan Gray Limited and Mobile Telephone Networks (Pty) Limited. She is also a member of the Financial Markets Advisory Board and the Harvard Business School Alumni Board. Previously, she was the executive chairman of the Zitek Group and the managing director of Lucent Technologies South Africa. In 2001, the World Economic Forum recognised her as a Global Leader for Tomorrow. She obtained a Bachelor of Science in Information Systems from Rhodes University in 1984 and a Masters in Business Administration from Harvard Business School in 1995.

        Benny Mokaba became our director in 2006. He is responsible for the South African energy cluster including Sasol Synfuels, Sasol Oil, Sasol Gas and Sasol Mafutha. He is also a director of several other companies in the group. Before joining Sasol, he was the executive chairman and regional vice president of Shell Southern Africa (Pty) Limited. He also worked for, among others, the Development Bank of Southern Africa. He was acting director general in the national department of welfare, headed Steinmüller Africa (Pty) Limited and was chairman of Siemens Southern Africa (Pty) Limited. He obtained a Bachelor of Arts (Honours) degree from Fort Hare University, South Africa in 1986 and a MSW from Boston College. He completed a PhD on a Fulbright Scholarship at Brandeis University in Waltham, Massachusetts in the United States in 1993. He completed the Advanced Executive Programme at the University of South Africa in 1997.

        JJ Njeke became our director on 4 February 2009. Mr Njeke is a past chairman of the South African Institute of Chartered Accountants. He is the managing director of Kagiso Trust Investments and serves on the Boards of the Kagiso group of companies, ArcelorMittal (SA), Metropolitan Holdings, N M Rothschild (SA), Resilient Property Income Fund, MTN Group Limited and the Council of the University of Johannesburg. He previously served as a member of the Katz Commission of Inquiry into Taxation in South Africa, the General Committee of the JSE Securities Exchange, the Audit Commission—Supervisory Body of the Office of Auditor General and the Audit Committee of National Treasury. Mr Njeke obtained a Bachelor of Commerce degree from the University of Fort Hare and a Bachelor Computationis (Honours) from Unisa. He qualified as a Chartered Accountant in 1986. He also holds a Higher Diploma in Tax from the University of Johannesburg, South Africa.

        Hixonia Nyasulu became our director in 2006 and our chairman on 28 November 2008. She is a director of Ayavuna Women's Investments (Pty) Limited. She indirectly owns 5,1% of the shares in Tshwarisano LFB Investment (Pty) Limited, which acquired 25% of our subsidiary, Sasol Oil (Pty)

Limited, on 1 July 2006. Ms. Nyasulu is also a director of Tshwarisano and Sasol Oil. She is also a director of Barloworld Limited, the Tongaat-Hulett Group Limited, Unilever plc and Unilever NV and a member of the JP Morgan SA advisory board. She has a Bachelor of Arts in Social Work and a Bachelor of Arts (Honours) degree in Psychology. She also holds an Executive Leadership Development Programme certificate from the Arthur D Little Management Education Institute (Cambridge, Massachusetts) and attended the International Programme for Board Members at the Institute of Management Development in Lausanne, Switzerland in 1997.

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

        Jürgen Schrempp has been our director since 1997 and the lead independent director on 28 November 2008. He is the former chairman of the board of management of Daimler AG. He is the chairman of Mercedes-Benz South Africa (Pty) Limited and a director of Compagnie Financière Richemont SA, Iron Mineral Beneficiation Services (Pty) Limited and Jonah Capital (Pty) Limited. He is founding chairman of the Southern Africa Initiative of German Business (SAFRI), and a member of the South African President's International Investment Council. He is chairman emeritus of the Global Business Coalition on HIV/AIDS and honorary Consul-General in Germany of the Republic of South Africa. He has received numerous national and international awards, including the Order of Good Hope, South Africa's highest civilian award. He holds a Professorship of the Federal State of Baden-Württemberg, Germany and Honorary Doctorates from the University of Graz, Austria and the University of Stellenbosch, South Africa.

        Tom Wixley became our director in 2007. He was the chairman of Ernst & Young (South Africa) from 1991 until his retirement in 2001. He joined Ernst & Young in 1960 and became a partner in 1970. He is a member of the Actuarial Governance Board of the Actuarial Society of South Africa and the chairman of the ad hoc Committee on Corporate Law Reform of the South African Institute of Chartered Accountants. He is also a director of Anglo Platinum Limited, New Corpcapital Limited, Sanlam Developing Markets Limited, Clover Industries Limited and Avusa Limited, amongst others. He obtained a Bachelor of Commerce degree from the University of Cape Town in 1959 and qualified as a chartered accountant in 1963.

Chief executive

        Our chief executive, who is appointed by the Board, is responsible for the day-to-day management and the strategic direction of the company. Our Board may from time to time confer upon our chief executive any of their powers as they deem fit, and may confer, recall, revoke, vary or alter these powers. In terms of our articles of association, the directors appoint the chief executive. Such an appointment may not exceed five years at a time.

Senior management

        The following is a list of our senior executive officers, constituting the Group Executive Committee, whose age and current areas of responsibility we set out below:

Name	Age	Position and areas of responsibility
Lawrence Patrick Adrian Davies	58	Chief executive.
Kandimathie Christine Ramon	42	Chief financial officer.
Abraham de Klerk	58	Group general manager, responsible for operations excellence, including health, safety and the environment, integration across business units and new energy.
André Marinus de Ruyter	41	Group general manager. He is currently the managing director of Sasol Olefins and Surfactants and designated to take over responsibility for Sasol's chemical business from 1 January 2010.
Victoria Nolitha Fakude	44	Executive director responsible for group human resources, corporate affairs, government relations and group transformation.
Reiner Konrad Groh	60	Group general manager, responsible for Sasol's chemicals business.
Nereus Louis Joubert	52	Group general manager and Company Secretary, responsible for the legal, insurance, risk management and internal audit functions.
Bernard Ekhard Klingenberg	47	Group general manager responsible for group human resources.
Anthony Madimetja Mokaba	48	Executive director responsible for the energy businesses in South Africa, including Sasol Synfuels, Sasol Oil, Sasol Gas and Sasol Mafutha.
Christiaan Francois Rademan	51	Group general manager responsible for shared services, group information management and procurement and supply chain.
Giullean Johann Strauss	51	Group general manager responsible for Sasol Petroleum International and Sasol Synfuels International

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

        André de Ruyter became a group general manager on 1 September 2009. He will take over responsibility for Sasol's chemical business when Reiner Groh retires at the end of December 2009. He has been the managing director of Sasol Olefins and Surfactants since 1 October 2008. Prior to this, he led the turnaround project to restore Sasol Olefins and Surfactants to profitability. He has held various positions in Sasol Mining, Sasol Oil, Sasol Gas and Sasol Synfuels International, including leading the China CTL project and Sasol Group Strategy. He is a director of several companies in the Sasol group. He obtained a Bachelor of Arts and a Bachelor of Civil Law from the University of Pretoria in 1988 and 1991, a post-graduate Bachelor of Laws degree from the University of South Africa in 1996, and a Master in Business Administration from Nyenrode University in the Netherlands, in 1998.

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

        Nereus Joubert has been the company secretary since joining Sasol in 1994 and a group general manager since 2003. Currently he is responsible for the group company secretarial, legal, insurance, risk management and internal audit functions and serves on the boards of several of the companies of the Sasol group. He obtained a Bachelor of Law degree, a post-graduate Bachelor of Law degree and a Doctor of Law degree from Rand Afrikaans University, South Africa (now the University of Johannesburg) in 1978, 1980 and 1985, respectively, and attended the Advanced Management Programme at Harvard Business School in the United States in 2000. He also conducted post doctoral research at the University of Saarland, Germany as an Alexander Von Humboldt scholar during 1989 and 1993. Prior to joining the company, he was a professor of law and vice dean of the faculty of law of the Rand Afrikaans University, South Africa (now the University of Johannesburg).

        Bernard Klingenberg became the group general manager responsible for group human resources on 1 April 2009. Since joining the Sasol group in 1986, he has held various positions in maintenance, technical and general management fields in some of the South African Energy and the global Chemicals businesses of the group. He was the managing director of Sasol Polymers from April 2007 to March 2009 and before that the managing director of Sasol Nitro. He is a director of several companies in the Sasol group. He obtained a Master of Science (Mechanical Engineering) from the University of Cape Town in 1986.

        Riaan Rademan became the group general manager responsible for shared services, group information management and procurement and supply chain on 1 May 2009. He was the managing director of Sasol Nitro from February 2007 to March 2009 and before that the managing director of Sasol Mining. He is a director of several companies in the Sasol group. He obtained a Bachelor of Mechanical Engineering degree from the University of Pretoria, South Africa in 1980 and a Master of Business Leadership from Unisa, South Africa in 1987. He attended the Advanced Management Programme at the University of Pennsylvania in Wharton, United States of America in 1995.

        Lean Strauss became the group general manager in August 2005, responsible for Sasol Synfuels International and Sasol Petroleum International. He joined Sasol in 1982 as an investment officer of the Sasol Pension Fund. He spent most of his career with Sasol Oil and held the positions of general manager, manufacturing and supply as well as general manager, marketing. He was appointed general manager of Sasol Gas in 1997 and managing director of Sasol Nitro in 2002. He is a director of several companies in the Sasol group. He obtained Bachelor of Commerce and Honours degrees from the University of Stellenbosch prior to joining Sasol and a Masters of Commerce degree in Business Management from the Rand Afrikaans University (now the University of Johannesburg) in 1986.

        See above for biographies of our executive directors.

 6.B    Compensation

        Compensation of senior management under the JSE Listings Requirements.    We are not required to, and do not otherwise, disclose compensation paid to individual senior managers.

Group remuneration philosophy and policy

        Recognising that the group operates in an international environment and that the delivery of sustainable growth depends on the value we place on our people, the Sasol remuneration philosophy:

  •
  plays an integral part in supporting and achieving the business and people strategies, the employee value proposition (EVP) and the Sasol values;

  •
  creates the framework to design principles that motivate and reinforce individual, team performance and business performance;

  •
  embraces defensible differentiation as a concept within the ambit of internal and external equity; and

  •
  views rewards holistically through the integration of financial and non-financial components.

        Supporting the achievement of all people processes that aim to attract, retain and motivate employees and to "enable our people to reach new frontiers" through integration with other parts of the human resources value chain, continues to be a significant strategic focus.

        The global remuneration policy, as adopted by the remuneration committee (the committee), aspires to assist the company in competing as a preferred employer in markets in which we operate and to be flexible and competitive in our rewards offering.

        The key challenge of the committee's deliberations is to ensure that remuneration practices encourage sustainable performance based on a values-driven organisational culture supported by our core values of customer focus, winning with people, safety, excellence in all we do, continuous improvement and integrity.

Policy on directors' fees and remuneration

        The directors are appointed to the Sasol Limited Board (the Board) based on their ability to contribute expertise and experience appropriate to achieving the group's objectives as an international business.

Executive directors

        Executive directors are not employed on fixed-term contracts and have standard employment service agreements with current notice periods of up to three months. If deemed in the interest of the company, the notice period may be extended up to 12 months. An executive director is required to retire from executive management and the Board at the age of 60, unless requested by the Board to extend his or her term.

        Executive directors and members of the group executive committee (GEC) render services in terms of dual employment agreements between the executive or director and, respectively, Sasol Limited (or Sasol Group Services (Pty) Limited) and Sasol Holdings (The Netherlands) BV. The remuneration paid by Sasol Holdings (The Netherlands) BV is calculated with reference to the time spent by these directors on services performed offshore for Sasol Holdings (The Netherlands) BV.

Remuneration structure and benchmarking

        The group's remuneration practices have been structured to be competitive in a global, complex and rapidly evolving industry to ensure that the group can attract, motivate and retain the right calibre of people to achieve the group's objectives. Executive remuneration is benchmarked to data provided in national executive remuneration surveys. Due to the size and complexity of the organisation and its extensive international footprint, total guaranteed package values are compared to upper quartile values available from South African executive surveys. Allocations under the incentive plans compare with median values in the external market. During the year under review, survey reports from LMO Executive Services (Watson Wyatt), Global Remuneration Solutions (GRS) and 21st Century Pay and Business Solutions were used in addition to published remuneration information of peer companies, in the benchmarking of executive remuneration. Survey data from the Hay Group, ECA, Mercer and Watson Wyatt are used to determine salary increases and remuneration practices for international operations.

        The executive directors receive a total guaranteed package which is based on the complexity of the role, the market value thereof, the director's personal performance and contribution to the group's overall performance. An annual short-term incentive is intended to recognise the achievement of the group's performance objectives. Long-term incentives offered through participation in the Sasol Share Incentive Scheme and the Share Appreciation Rights Scheme (SAR scheme) are intended to reward improved group business performance and create alignment with shareholder interests. The Sasol Share Incentive Scheme is a closed plan and no allocations have been made under this scheme since the introduction of the SAR scheme in 2007.

Total guaranteed package

        With effect from 1 August 2008, the group adopted a total cost of employment approach (defined as total guaranteed package). Contributions towards retirement, risk, life and medical benefits are included in the total guaranteed package. Executive directors may allocate a car allowance in accordance with the group's vehicle benefit scheme. The balance of the package, after deductions for group retirement and medical funds, are paid as a cash salary. Incentives and salary increases are therefore based on the total guaranteed package value. Executive directors may participate in the group vehicle insurance scheme and elect to be provided with security services, which accumulate as a fringe benefit.

        Non-managerial employees forming part of the bargaining units are remunerated on a cash salary plus benefits approach.

        Annual increases in the total guaranteed package are determined with reference to the scope and nature of an employee's role, market benchmarks, personal performance and competence. Increases granted for employees who do not form part of a bargaining unit, are determined on the basis of affordability, company performance, projected consumer price index (CPI) figures and projected movements in remuneration in the external market. Annual increases for the GEC take effect on 1 October.

        Retirement and risk benefits, including life cover and death-in-service benefits are paid to contributory retirement schemes established and/or approved by the group and subject to the rules of the respective funds. The executive directors are members of the Sasol Pension Fund. Monthly contributions are calculated as a percentage of the pensionable income and the rate of contribution for each executive director is calculated on the basis of the assumption that executive directors will retire at the age of 60 years.

        All members of the Sasol Pension Fund have the option to change their pensionable income and monthly contributions made to the Sasol Pension Fund and the risk benefit funds, subject to the rules of those funds.

Short-term incentive plans applicable to executive directors

        Executive directors participate in the annual group short-term incentive plan reviewed annually by the committee. The short term incentive plan is designed to recognise the achievement of agreed group financial, business unit financial (where applicable), business unit strategic and other key performance objectives of the executive director's respective management portfolio.

        At its meeting held on 5 June 2008, the committee reviewed and approved the principles and target bonus percentages applicable for the year 1 July 2008 to 30 June 2009. The chief executive may earn an annual short-term incentive of up to 115% of total guaranteed package, and the executive directors up to 90% of their total guaranteed package. The principal financial driver of the plan that applies to executive directors is year-on-year growth in attributable earnings exceeding the current level of inflation (CPI) by an agreed percentage.

        The achievement of the financial target forms 70% of the executive directors' incentive bonuses and 80% of the incentive bonus of the chief executive. The balance of the incentive is determined by the extent to which key strategic group and other management portfolio objectives are achieved. Key group strategic drivers include targets agreed for sustainable business performance, safety improvement in all businesses and the achievement of employment equity targets.

        The performance criteria and metrics of the various Sasol businesses vary depending on business-specific strategic value drivers and key objectives as reviewed and approved for the year by the relevant subsidiary or divisional boards. Financial targets relate mainly to operating profit improvements, fixed cash cost savings and operational and functional excellence.

        At its meeting of 5 September 2008, the committee considered an overall assessment of the group's performance as well as the performance of the executives participating in the incentive plan for the year 1 July 2007 to 30 June 2008. The achievement against the agreed group financial targets and other group strategic drivers was assessed. The achievement of group attributable earnings growth of 31,6% compared to the target of 16,8% for the year represented a 100% achievement of the target and therefore the maximum incentive was payable on the group performance metric for the executive directors and the chief executive, respectively.

        The target of 0,50 recordable case rate was achieved compared to the 0,72 recordable case rate in the previous period, representing a 31% year-on-year improvement. The group furthermore exceeded the employment equity target by achieving a 3,9% improvement against a target of 3%. Therefore, in respect of this achievement, the maximum incentive was payable.

        For details of the shares held by our directors named in Item 6.A see "Item 6.E—Share ownership".

        The following tables summarise the compensation received by our executive and non-executive directors in 2009.

Compensation

        The executive directors' remuneration for the year was as follows:

Executive Directors	Salary	Retirement funding	Other benefits	Annual incentives approved(1)	Total 2009(3)	Total 2008(4)
	R'000	R'000	R'000	R'000	R'000	R'000
Pat Davies	6 790	1 396	522	1 572	10 280	14 744
Nolitha Fakude	3 394	653	528	848	5 423	6 657
Benny Mokaba	3 961	764	712	553	5 990	7 806
Trevor Munday(2)	n/a	n/a	n/a	n/a	n/a	16 165
Christine Ramon	3 506	675	399	975	5 555	6 689

Total	17 651	3 488	2 161	3 948	27 248	52 061

(1)
Incentives approved on the group results for the 2009 financial year and payable in the following year. Incentives are calculated as a percentage of total guaranteed package.

(2)
Mr Munday retired as an employee with effect from 1 July 2007.

(3)
Total remuneration for the financial year excludes gains derived from share incentives, details of which are disclosed in Item 6E.

(4)
Includes incentives approved on the group results for the 2008 financial year and paid in 2009.

        Benefits and payments made in 2009 disclosed in the table above as "other benefits" include:

Executive directors	Vehicle benefits	Medical benefits	Vehicle insurance fringe benefits	Security benefits	Exchange rate fluctuation(1)	Total other benefits 2009	Total other benefits 2008
	R'000	R'000	R'000	R'000	R'000	R'000	R'000
Pat Davies	321	45	5	44	107	522	497
Nolitha Fakude	303	42	5	164	14	528	448
Benny Mokaba	303	50	5	351	3	712	631
Trevor Munday(2)	n/a	n/a	n/a	n/a	n/a	n/a	16 165
Christine Ramon	303	45	5	27	19	399	352

Total	1 230	182	20	586	143	2 161	18 093

(1)
Rand equivalent of exchange rate fluctuations on cash salary and incentives of offshore components.

(2)
Payments made to Mr Munday include a payment of R16 million in respect of a restraint of trade agreement which became effective after his retirement on 1 July 2007, proceeds of a retirement policy payable on retirement (R138 000) and security benefits (R27 000).

        The group executive committee's remuneration (excluding the executive directors disclosed separately above who are members of the group executive committee) for the year was as follows:

Group executive committee	Salary	Retirement funding	Other benefits(2)	Annual incentives approved(1)	Total 2009(3)	Total 2008(2)(4)
	R'000	R'000	R'000	R'000	R'000	R'000
Total	30 015	3 394	11 938	4 589	49 936	61 505
Number of members(3)					7	7

(1)
Incentives approved on the group results for the 2009 financial year and payable in the following year. Incentives are calculated as a percentage of total guaranteed package.

(2)
Other benefits include vehicle benefits, medical benefits, vehicle insurance fringe benefits and exchange rate fluctuations.

(3)
Two members resigned as GEC members with effect from 1 November 2008 and 1 January 2009, respectively, and two members were appointed as group executive committee members with effect from 1 April 2009.

(4)
Includes incentives approved on the group results for the 2008 financial year and paid in 2009.

        Non-executive directors' remuneration for the year was as follows:

Non-executive directors	Board meeting fees(7)	Committee fees	Share incentive trustee fees	Total 2009	Total 2008
	R'000	R'000	R'000	R'000	R'000
Elisabeth Bradley(1)	159	178	63	400	747
Brian Connellan	348	514	127	989	931
Pieter Cox(2)	1 324	238	—	1 562	3 750
Henk Dijkgraaf(3)	1 099	384	11	1 494	1 060
Mandla Gantsho	318	159	—	477	490
Anshuman Jain(3)	1 038	—	—	1 038	747
Imogen Mkhize	348	98	—	446	410
Mfundiso Johnson Ntabankulu Njeke(5)	148	66	—	214	n/a
Sam Montsi(4)	27	33	5	65	744
Hixonia Nyasulu (Chairman)(6)	2 138	212	11	2 361	422
Jürgen Schrempp(3)	1 273	159	—	1 432	897
Tom Wixley	348	257	—	605	513

Total	8 568	2 298	217	11 083	10 711

(1)
Retired as director of Sasol Limited on 31 December 2008.

(2)
Retired as chairman of Sasol Limited on 28 November 2008.

(3)
Board meeting fees paid in US dollars. Rand equivalent of US$110 000 at actual exchange rates.

(4)
Resigned as a director of Sasol Limited on 31 July 2008.

(5)
Appointed as non-executive director of Sasol Limited on 4 February 2009. The fees are paid directly to Mr Njeke's employer.

(6)
Appointed as chairman of Sasol Limited on 28 November 2008.

(7)
Includes fees for ad hoc meetings attended during the year.

Medium-term incentive plans applicable to executive directors and senior management

        For details on our medium-term incentive plans applicable to executive directors named in Item 6.A see "Item 6.E—Share ownership".

Long-term incentive plans applicable to executive directors and senior management

        For details on our long-term incentive plans applicable to executive directors named in Item 6.A see "Item 6.E—Share ownership".

6.C    Board practices

        We comply with the South African Companies Act, 1973 (the Act) and the JSE Listings Requirements, as well as the applicable US corporate governance requirements of the US Securities and Exchange Commission (SEC), the New York Stock Exchange (NYSE) and US legislation such as the Sarbanes-Oxley Act. In addition, we have compared our corporate governance practices to those required to be applied by domestic US companies listed on the NYSE and have confirmed to the NYSE that we comply in all significant respects with such NYSE corporate governance standards, with the exception of the following:

  •
  In terms of rule 303A.04 of the NYSE listed company manual a listed company must have a nomination/corporate governance committee composed entirely of independent directors. Mrs T H Nyasulu is not regarded as independent and accordingly the committee is comprised of a majority of independent directors and not entirely of independent directors; and

  •
  In terms of rule 303A.05 of the NYSE listed company manual a listed company must have a remuneration committee composed entirely of independent directors. Mrs T H Nyasulu is not regarded as independent and accordingly the committee is comprised of a majority of independent directors and not entirely of independent directors.

        We endorse the principles of the South African Code of Corporate Practices and Conduct (SA Code) as recommended in the King II report. Sasol welcomes the code of governance and principles for South Africa as contained in the third King Report on Corporate Governance for South Africa—2009 (King III) which was launched on 1 September 2009. The board of directors is considering the implications and effect of the King III best practice recommendations which will be effective from 1 March 2010, The Board will report on the implementation and application of King III and the new South African Companies Act, 71 of 2008, anticipated to become effective in July 2010, at the end of the next financial year.

The board of directors

        Refer to "Item 6.A—Directors and senior management" for the composition of our board of directors (the Board) and information with respect to their terms of office.

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

  •
  matters reserved for final decision-making or pre-approval by the Board; and

  •
  the policies and practices of the Board in respect of matters such as corporate governance, dealing by directors in the securities of the company, declarations of conflicts of interest, board meeting documentation and procedures and the nomination, appointment, induction, training and performance evaluation of directors and members of board committees.

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

        The non-executive directors are chosen for their experience, business skills and acumen and bring independent, experienced judgement to bear on issues of strategy, performance and resources, including key appointments, standards of conduct, protection of stakeholders' interests and the setting of company policy. Considerations of gender and racial diversity, as well as diversity in respect of business, geographic and academic backgrounds, are taken into account when appointments to the Board are considered. All directors are individuals of integrity and courage, and have the relevant knowledge, skills and experience to bring judgement to bear on the business of the company. The directors are entitled to seek independent professional advice at Sasol's expense concerning the company's affairs and have access to any information they may require in discharging their duties as directors.

        A report on directors' dealings in the company's shares is tabled at each board meeting and is disclosed in terms of the applicable JSE and NYSE listings requirements.

        The Board comprises 50% historically disadvantaged South Africans and 29% women as of 30 September 2009. Newly appointed directors are inducted in the company, board matters and their fiduciary duties and other governance responsibilities as directors under guidance of the company secretary in accordance with their specific needs.

        The effectiveness and performance of the Board, its committees and the individual directors and members of the Board and its committees are evaluated annually by the Nomination and Governance Committee.

Company secretary

        Dr N L Joubert is the company secretary, duly appointed in accordance with the South African Companies Act (the Act). The company secretary has a direct channel of communication to the chairman while maintaining an arms-length relationship with the Board and the directors. He is responsible to the Board for ensuring the proper administration of board proceedings, including the preparation and circulation of board papers, ensuring that feedback is provided to the Board and board committees and preparing and circulating minutes of board and board committee meetings. He provides practical support and guidance to the directors on their responsibilities within the prevailing regulatory and statutory environment and the manner in which such responsibilities (including not dealing in the company's shares during restricted periods) should be discharged.

Board committees

        Several committees have been established to assist the Board in discharging its responsibilities. The committees have an important role in enhancing high standards of governance and achieving increased effectiveness within the group. The terms of reference of the board committees form part of the board charter and can be viewed on the company's website (www.sasol.com). In line with King III, all board committees comprise only members of the Board. All committees are empowered to obtain such external or other independent professional advice as they consider necessary to carry out their duties.

        The company's main subsidiaries, as well as their operating divisions, have established board and committee structures to ensure the maintenance of high standards and best practice for corporate governance and internal control throughout. The business of group subsidiaries and divisions is decentralised. The company requires decision-making involvement for a defined list of material matters of the businesses of its subsidiaries and divisions. This list includes matters such as the appointment of directors, strategy charters, large capital expenditures and mergers, acquisitions and disposals. The boards of the main subsidiaries and divisions of the company are constituted so that a majority of directors of each main subsidiary or divisional board are non-executive directors of the subsidiary or division.

The Remuneration Committee (previously known as the Compensation Committee)

        Members: Messrs H G Dijkgraaf (chairman), B P Connellan and Mrs T H Nyasulu (appointed with effect from 27 November 2008). Mr P V Cox and Mrs E le R Bradley retired as members with effect from 28 November 2008 and 31 December 2008, respectively.

        With the exception of Mrs T H Nyasulu, all the members of the committee, including the chairman, are independent non-executive directors. In line with the recommendations of King II, the chief executive attends the meetings of the committee at the request of the committee, but is requested to leave the meeting before any decisions are made.

        The Remuneration Committee (the committee) has functioned as a committee of the Sasol Limited Board since 1989 in terms of an agreed mandate reviewed annually by the Board. The committee evaluates and monitors Sasol's remuneration philosophy and practices, ensures that they are consistent with sound governance principles and management systems and are aligned with the company's approach to risk management, in that inappropriate risk taking is not incentivised.

        Other key terms of reference set out in the mandate of the committee include:

  •
  providing guidance on the evaluation of the performance of executive directors;

  •
  determining and recommending to the Board, the remuneration of executive directors, the chairman and non-executive directors, whose remuneration is subject to shareholder approval;

  •
  reviewing and approving total guaranteed package values including the annual short term and long term incentives granted to executive management;

  •
  reviewing and approving proposals for annual salary adjustments and proposed changes to benefit fund rules across the group;

  •
  approving the principles, formulae applied and group performance targets as well as the achievement thereof on which short-term and long-term incentives are based;

  •
  reviewing and approving the terms and conditions of the executive directors' service agreements; and

  •
  annually assessing the performance of the committee and the committee members.

The terms of reference of the committee are available on the Sasol website at www.sasol.com.

        Refer to "Item 6.B—Compensation" for information on our group remuneration philosophy and policy.

        The committee is required to meet at least twice a year. During the year under review, it met three times. Attendance at meetings was as follows:

Member	5 September 2008	6 March 2009	5 June 2009
E le R Bradley	✓	*	*
B P Connellan	✓	✓	✓
P V Cox	✓	*	*
H G Dijkgraaf	✓	✓	✓
T H Nyasulu(1)		✓	✓

✓
Indicates attendance

—
Indicates absence with apology.

*
Indicates retirement.

(1)
Appointed with effect from 27 November 2008.

The Nomination and Governance Committee

        Members: Mrs T H Nyasulu (chairman with effect from 1 January 2009), Prof J E Schrempp, and Mr T A Wixley. Mr P V Cox and Mrs E le R Bradley retired as members with effect from 28 November 2008 and 31 December 2008, respectively.

        The committee is comprised of three non-executive directors, of whom two are independent. The chairman of the Board is the chairman of the nomination and governance committee.

        The nomination and governance committee's functions include reviewing and making recommendations to the Board on the company's general corporate governance framework, the composition and performance of the Board and its committees, appointment of directors and group executive committee members, legal compliance and the company's ethics policy and programmes.

        The nomination and governance committee met five times during the financial year. Attendance at the meetings was as follows:

Member	5 August 2008 (ad hoc)	4 September 2008	26 November 2008	5 March 2009	4 June 2009
P V Cox	✓	✓	✓	*	*
E le R Bradley	✓	✓	✓	*	*
T H Nyasulu	✓	✓	✓	✓	✓
J E Schrempp	✓	✓	✓	✓	✓
T A Wixley	✓	✓	✓	✓	✓

✓
Indicates attendance.

*
Indicates retirement.

The Audit Committee

        The audit committee was established in 1988 and is an important element of the Board's system of monitoring and control. The audit committee meets at least three times a year. All the members of the audit committee are independent non-executive directors, financially literate and have extensive audit committee experience. Current members of the audit committee are Messrs B P Connellan (chairman), C Beggs, M J N Njeke, Dr M S V Gantsho and Mr T A Wixley. Mr Beggs was appointed with effect from 8 July 2009. Mr Connellan has been determined by the Board as the audit committee financial expert within the meaning of the Sarbanes-Oxley Act. The chairman of the Board, the chief executive, chief financial officer, internal auditor and external auditors attend audit committee meetings on invitation.

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

        All major Sasol subsidiaries and divisions have governance committees which provide assurance to the Sasol Limited audit committee and assist the respective subsidiary and divisional boards by examining and reviewing the subsidiary or division's annual financial statements prior to submission and approval by the relevant boards and monitoring the effective functioning of the subsidiary or division's internal and disclosure controls. The proceedings of these subsidiary and divisional governance committees are reported to the Sasol Limited audit committee.

        The audit committee is required to meet at least three times a year. During the year, the committee met four times. Attendance at meetings was as follows:

Member	4 September 2008	6 October 2008 (ad hoc)	5 March 2009	4 June 2009
B P Connellan	✓	✓	✓	✓
E le R Bradley	✓	✓	*	*
M S V Gantsho	✓	✓	—	✓
M J N Njeke(1)			✓	✓
T A Wixley	✓	✓	✓	✓

✓
Indicates attendance.

—
Indicates absence with apology.

*
Indicates retirement.

(1)
Appointed with effect from 4 February 2009.

The Risk and Safety, Health and Environment (SHE) Committee

        Members: Messrs H G Dijkgraaf (appointed chairman with effect from 1 August 2008), B P Connellan, L P A Davies, Mss V N Fakude, I N Mkhize, T H Nyasulu, Dr A M B Mokaba and Ms K C Ramon.

        The Risk and SHE Committee was formed during 2002. The committee currently comprises four non-executive and four executive directors. The committee's functions include reviewing and assessing the integrity of the company's risk management processes, including the effective management of those covering safety, health and environmental matters.

        The committee met four times during the year. Attendance at meetings was as follows:

Member	3 September 2008	26 November 2008	4 March 2009	3 June 2009
B P Connellan	✓	✓	✓	✓
P V Cox	✓	✓	*	*
L P A Davies	✓	✓	✓	—
H G Dijkgraaf	✓	✓	✓	✓
V N Fakude	✓	✓	✓	—
I N Mkhize	✓	—	✓	✓
A M B Mokaba	✓	—	✓	✓
T H Nyasulu(1)			✓	✓
KC Ramon	✓	✓	✓	—

✓
Indicates attendance.

—
Indicates absence with apology.

*
Indicates retirement.

(1)
Appointed with effect from 27 November 2008.

The Group Executive Committee (GEC)

        Members: Messrs L P A Davies (chairman), A de Klerk, B E Klingenberg, Ms V N Fakude, Drs R K Groh, N L Joubert, A M B Mokaba, Mr C F Rademan, Ms K C Ramon and Mr G J Strauss. Mr A M de Ruyter joined the GEC with effect from 1 September 2009.

        The Board has delegated a wide range of matters relating to Sasol's management to the GEC, including financial, strategic, operational, governance, risk and functional issues. The GEC's focus is on the formulation of group strategy and policy and the alignment of group initiatives and activities. The committee meets weekly and reports directly to the Sasol Limited Board. During the year, the GEC's functioning was supported by the group business committee, which comprises managing directors of significant business units and group functional managers.

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

        Our workforce composition at 30 June is presented below:

Region	2009	2008	2007
South Africa	28 102	27 899	26 417
Europe	3 443	3 707	3 696
North America	746	791	811
Other	1 253	1 531	936

Total	33 544	33 928	31 860

	2009	2008	2007
Employees by segment
South African energy cluster
Mining	7 139	7 329	6 904
Gas	263	218	217
Synfuels	5 078	4 791	4 586
Oil	2 142	2 187	2 047
International energy cluster
Synfuels International	395	458	629
Petroleum International	264	272	226
Chemicals cluster
Polymers	2 221	2 178	1 815
Solvents	1 762	1 839	1 754
Olefins & Surfactants	2 936	3 143	3 279
Other chemicals	5 620	5 682	5 394
Other business	5 724	5 831	5 009

Total	33 544	33 928	31 860

        Our vision to become a respected global enterprise and our rapid growth over the last decade necessitates the application of accelerated development programmes for our employees. Sasol's people philosophy is to build a sustainable and adaptive organisation of talented, diverse, competent and inspired people who face the future with confidence. We have mapped out our talent pipeline to identify priority areas for intervention with regards to skills attraction and retention. Our corporate development programmes have been re-evaluated to place further emphasis on career development plans, bursary schemes, our accelerated leadership programme and rotation schemes

        In South Africa we have invested more than R386 million in 2009 in employee training and development. This investment includes in-house technical training, and self-learning centres. An additional R45 million was invested in 761 undergraduate and postgraduate bursaries, with emphasis on developing scientific, engineering and technological skills.

        Developing a sufficient talent base of artisans remains a significant priority for the South African business community and to this end, as part of a collaborative project, we currently provide dedicated training to 993 artisan learners. Internally, we support a further 1 050 learner artisans for the oil, gas and chemical manufacturing project of the petrochemical industry. We continue to play an important role in the Technical Skills Business Partnership (TSBP) programme, with 193 TSBP learners. The TSBP learner pool will be increased to deliver 900 artisans over a period of seven years, with an investment by Sasol of R123 million. We also run one of the largest bursary schemes in South Africa, with an investment in the last year totalling R45 million. In addition, internal programmes include our

Graduate Development Programme (GDP), which supports further science and technology graduates and our Training Outside Public Practice Programme (TOPP), which trains accountancy professionals.

        Internally, we continue to provide leadership programmes that include accelerated development programmes aimed specifically at developing leaders from previously disadvantaged groups within South Africa. We continue to invest in South African universities to promote our research and development activities and to help address the concerns of the shortage of academics, and the quality of equipment and facilities in relevant departments.

Promoting workplace equity and diversity

        We continued to increase the percentage of employees drawn from historically disadvantaged groups. People from designated groups—Africans, Coloured, Indians, and women—comprise 70% of our South African workforce, as compared with 69% in 2008. At year end, people from designated groups held 56% of Sasol managerial, professional and supervisory posts. This is an improvement on the 51% reported on last year and the 47% reported in 2007.

        All our South African businesses maintain employment equity forums to ensure we stay focused on achieving targets. We endeavour to nurture workplaces that are open, transparent and free from all forms of discrimination. We also promote employee equity and diversity in all the countries in which we operate in harmony with global best practices.

Encouraging positive labour relations

        We enjoy constructive relationships with representative trade unions throughout the group. About 56% Sasol employees are members of trade unions and are covered by collective agreements entered with trade unions within the various jurisdictions in which Sasol operates. During the year, 1 078 employee days were lost due to unprotected industrial action.

        Joint forums between trade unions and management remain active as part of our willingness to sustain constructive dialogue. These forums discuss wages, conditions of employment, health and safety, training and development, community care, restructuring, transformation and HIV/AIDS, among other important issues. All representative unions and pensioners are represented on our medical scheme board and senior employees serve on the boards of union retirement funds

Promoting employee well-being

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

HIV/Aids challenge in our South African operations

        Recognising the significant challenge of managing South Africa's HIV/AIDS pandemic, we launched the Sasol HIV/AIDS Response Programme (SHARP) in September 2002. This initiative, which involved input from business, trade unions, community representatives and independent experts, is an integrated approach focused on reducing the rate of infection throughout the group, and extending the quality of life of infected employees through the provision of managed healthcare. In developing SHARP, an intensive group-wide risk assessment was undertaken to understand the impact of HIV/AIDS on our operations and communities.

        The programme is tailored for the culture and needs of every business unit. Each Sasol business site has a dedicated SHARP task team responsible for implementing and sustaining a site-specific response team.

        Through the SHARP initiative we are:

  •
  implementing measures to eliminate discrimination on the basis of a person's HIV/AIDS status;

  •
  encouraging a behavioural change though our HIV/AIDS education and awareness programmes;

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

        The initial VCT drive was conducted throughout our South Africa operations between 2002 and 2005, with the incidence rate being 7,1% based on 82% uptake of testing. In the period 2006 to 2009, business units reviewed the need to conduct VCT drives and instead focused on ensuring ongoing access to testing. This was done through increasing awareness of testing through awareness programmes and encouraging testing through community and medical aid resources; offering VCT at wellness days; and offering VCT at occupational health clinics.

        On the treatment side, all our employees have access to medical aid schemes through which they access healthcare and, in particular, anti-retroviral therapy. Anti-retroviral therapy is also available through the public healthcare facilities in the community. Our partnership with the South African Business Coalition on HIV/Aids has seen the launch of the HIV/Aids Supply Chain Development Programme within Sasol. The programme offers workplace capacity building, voluntary counselling and testing, pre-treatment care, support, and treatment.

        Through our corporate social investment department we have partnered with numerous community-based organisations to increase awareness and improve access to care in the communities in which we operate.

  Occupational health and safety

        Four fatalities occurred in the workplace in 2009. This compares with three fatalities in 2008 and four fatalities in 2007. Our fatal accident rate (calculated as the number of fatalities per 100 million working hours) was 2,20, compared with 1,79 in 2008. Our goal remains zero fatalities.

        Safety continues to be a core value and priority and through the ongoing implementation of our safety roadmap, we have maintained the high standard of safety performance attained in 2008. By 30 June 2009, we achieved a recordable case rate (RCR) of 0,54 which compares with 0,50 in 2008 and 0,72 in 2007. Our long-term safety performance target remains 0,30 by June 2013.

6.E    Share ownership

Shareholdings of directors and officers

        The aggregate beneficial shareholding at 30 June 2009 of the directors of the company and the group executive committee named under "Item 6.B—Compensation" and their associates (none of which have a holding greater than 1%) in the issued ordinary share capital of the company are detailed below.

	2009				2008
	Number of shares				Number of shares
			Number of share options(2)	Total beneficial shareholding			Number of share options(2)	Total beneficial shareholding
Beneficial shareholdings	Direct	Indirect(1)			Direct	Indirect(3)
Executive directors
Pat Davies	86 700	221	385 400	472 321	21 700	212	277 800	299 712
Nolitha Fakude	1 500	—	41 200	42 700	—	—	600	600
Benny Mokaba	—	—	31 300	31 300	—	—	—	—
Christine Ramon	21 500	41 556	27 200	90 256	—	—	—	—
Non-executive directors
Elisabeth Bradley(4)	n/a	n/a	n/a	n/a	97 494	—	—	97 494
Brian Connellan	10 500	—	—	10 500	10 500	—	—	10 500
Pieter Cox(4,5)	n/a	n/a	n/a	n/a	281 409	—	116 700	398 109
Imogen Mkhize	1 313	18 626	—	19 939	—	—	—	—
Hixonia Nyasulu	—	1 450	—	1 450	—	—	—	—
Tom Wixley	2 500	—	—	2 500	1 300	—	—	1 300

Total	124 013	61 853	485 100	670 966	412 403	212	395 100	807 715

(1)
Includes units held in the Sasol Share Savings Trust and shares held through Sasol Inzalo Public Limited.

(2)
Including share options which have vested or which vest within sixty days of 30 June 2009.

(3)
Includes units held in the Sasol Share Savings Trust.

(4)
Retired during 2009.

(5)
The share options were granted when Mr Cox was still an executive director.

        There have been no changes in the direct or indirect beneficial interests of the directors and their associates between 30 June 2009 and 28 September 2009.

        Beneficial shareholding for 2009 disclosed in the table above includes shares allotted to the following black directors and their associates following the implementation of the Sasol Inzalo share transaction on 8 September 2008:

	2009
	Number of Sasol BEE ordinary shares	Number of Sasol Inzalo ordinary shares
Executive directors
Christine Ramon	—	41 556	(1)
Non-executive directors
Imogen Mkhize	313	18 626
Hixonia Nyasulu	—	1 450

Total	313	61 632

    (1)
    This includes an effective interest in 427 Sasol Inzalo ordinary shares owned by Melanani Investments (Pty) limited in which Ms KC Ramon has a 15% interest and an effective interest in 655 Sasol Inzalo ordinary shares owned by Melanani Womens Investments (Pty) limited in which Ms KC Ramon has a 20% interest.

        The Sasol BEE ordinary shares rank pari passu with Sasol ordinary shares in all respects except that they are not listed and cannot be traded for the first two years and will have limited trading rights for a period of eight years thereafter. Sasol Inzalo Public Limited (Sasol Inzalo) indirectly held 2,4% of the issued capital of Sasol on 30 June 2009 in the form of unlisted Sasol preferred ordinary shares. The Sasol Inzalo ordinary shares cannot be traded for the first three years and will have limited trading rights for a period of seven years thereafter.

Share ownership of senior managers under the JSE Listings Requirements

	2009			2008
Beneficial shareholding	Number of shares(1)	Number of share options(2)	Total beneficial shareholding	Number of shares(1)	Number of share options	Total beneficial shareholding
Group executive committee(3)	8 985	374 900	383 885	108 274	188 600	296 874

(1)
Includes units held in the Sasol Share Savings Trust.

(2)
Including share options which have vested or which vest within sixty days of 30 June 2009.

(3)
Excluding the executive directors disclosed separately in the table above.

        We are not required to, and do not otherwise, disclose share ownership of individual senior managers in the share capital of the company.

Long-term incentive plans applicable to executive directors and senior management

        Executive directors and senior employees participate in the Sasol Share Incentive Scheme, which has been replaced by the Share Appreciation Rights Scheme (SAR scheme) with effect from 1 March 2007. Although no new share options are granted in terms of the Sasol Share Incentive Scheme, existing unimplemented share options are unaffected by the introduction of the SAR scheme. Share appreciation rights are granted to executive directors and senior staff in relation to their respective positions, their level in the organisation, their individual contribution to the business and the improvement of the group's performance against a predetermined financial target.

        The SAR scheme committee, consisting of the members of the remuneration committee, approves grants under the following circumstances:

  •
  upon promotion of an employee to the qualifying level for share appreciation rights as well as any subsequent promotion; and

  •
  upon appointment to the group on the qualifying level.

        In addition, the scheme committee has the power to approve the award of annual supplementary share appreciation rights to existing participants of the scheme. The formulae in terms of which such awards are made, was reviewed by the scheme committee at their meeting on 5 June 2008. In terms of the current formulae, the number of share appreciation rights for executive directors, are based on the following:

  •
  for promotions and new appointments, a multiple of the total annual guaranteed package as approved for the post level divided by the moving average share price over 24 months, prior to the grant of the share appreciation rights; and

  •
  for supplementary share appreciation rights, the number of share appreciation rights are determined, amongst others, by an individual performance rating factor based on an assessment of the individuals' performance against annually agreed performance targets for the previous financial year and the extent to which the company's growth targets on attributable earnings have been met. The company performance factor is determined when the company's growth in attributable earnings exceeds the current level of inflation, thereby ensuring that executives are rewarded for achieving real growth in earnings as compared to CPI.

        The SAR scheme provides qualifying employees the opportunity to receive long-term incentive remuneration payments based on the increase in value of Sasol shares over certain prescribed periods of time. Participants are not entitled to any rights to Sasol shares but are awarded conditional rights to claim a future cash amount calculated with reference to the increase in the market value of a Sasol Limited ordinary share between the date of the grant of the right (issue price) and the exercise of the right (exercise price).

        The trustees of the Sasol Share Trust granted share options in terms of the Sasol Share Incentive Scheme up to 28 February 2007.

        Options (in terms of the Sasol Share Incentive Scheme) and share appreciation rights (in terms of the SAR scheme) vest as follows:

  •
  two years—first third

  •
  four years—second third

  •
  six years—final third

        Options and share appreciation rights are exercisable up to a maximum of nine years from the date of allocation.

        On retirement at normal retirement age the share options or share appreciation rights vest immediately and can be exercised before the expiry of the nine year period. On resignation, share options or rights which have not yet vested will lapse unless decided otherwise by the board or the appropriate delegated authority (trustees of the Sasol Share Incentive Scheme or SAR scheme committee). Share options or rights which have vested may be taken up before the last day of service.

        Share appreciation rights awarded during the year under review were based on the approved formula being 15% of a ten times multiple of annual total guaranteed package for the chief executive adjusted for personal and corporate performance. The executive directors were granted rights on the approved formula being 15% of a seven times multiple of annual total guaranteed package for the executive directors adjusted for personal and corporate performance. For grants made in the next financial year to the chief executive and executive directors, corporate performance criteria will be applied.

Medium-term incentive plan

        The remuneration committee approved the introduction of a medium-term incentive plan to complement the current portfolio of the short-term and long-term incentive schemes and allow qualifying employees an opportunity to participate in the growth of the company. The initial implementation in 2010 will be cost-neutral to the company.

        The strategic intention of the medium-term incentive is the attraction and retention of key employees and to create alignment with shareholder interests. This scheme provides a balance in terms of incentives offered that stretch from 12 months (short-term incentive scheme) to the long-term incentive plan that has a life of nine years. The implementation of a cash settled notional share scheme has a three year vesting period. Selected qualifying employees will receive grants of notional shares under this scheme for no consideration. The notional issuing of notional shares will be made annually by the scheme committee to qualifying participants based on agreed performance or other conditional criteria. At the end of the vesting period, subject to the achievement of all conditions, the value of the grant will be determined by the number of notional shares multiplied by the share price on the day preceding the date of vesting. This value will be paid out in cash, less any statutory deductions, to participants.

Participation in the Sasol Inzalo Management Scheme

        On 16 May 2008, Sasol shareholders approved the Sasol Inzalo black economic empowerment (BEE) transaction. As part of this transaction, senior black management, including black executive directors and members of the group executive committee, participate in the Sasol Inzalo Management Scheme and were awarded rights to Sasol ordinary shares. The rights, which entitle the employees from the inception of the scheme to receive Sasol ordinary shares at the end of the ten years, being the tenure of the transaction, subject to Sasol's right to repurchase some of the shares issued to the Sasol Inzalo Management Trust (Management Trust) in accordance with a pre-determined repurchase formula. The formula takes into account the underlying value of the shares on 18 March 2008, the dividends not received by the Management Trust as a result of the pre-conditions attached to those shares and the price of Sasol ordinary shares at the end of the ten years.

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

        The share options implemented during 2009 are indicated in the following table:

Share options implemented during 2009—directors

	Balance at beginning of year	Granted(2)	Average offer price per share(2)	Grant date(2)	Share options implemented	Effect of resignations	Balance at end of year
	(number)	(number)	(Rand)		(number)	(number)	(number)
Executive directors
Pat Davies	636 300	—	—	—	65 000	—	571 300
Nolitha Fakude	81 900	—	—	—	—	—	81 900
Benny Mokaba	94 000	—	—	—	—	—	94 000
Christine Ramon	81 700	—	—	—	—	—	81 700
Non-executive directors
Pieter Cox(1)	116 700	—	—	—	—	—	116 700

Total share options	1 010 600	—			65 000	—	945 600

(1)
The share options were granted to Mr Cox when he was still an executive director.

(2)
No share options were granted during the period under review as a result of the replacement of the Sasol Share Incentive Scheme with the Share Appreciation Rights Scheme with effect from 1 March 2007.

        The share appreciation rights granted to our executive directors through our Share Appreciation Rights Scheme are indicated in the following table:

Share appreciation rights granted during 2009—directors

	Balance at beginning of year	Granted	Average offer price per share	Grant date	Share options implemented	Effect of resignations	Balance at end of year
	(number)	(number)	(Rand)		(number)	(number)	(number)
Executive directors
Pat Davies	55 200	70 800	352,10	11 Sep 2008	—	—	126 000
Nolitha Fakude	17 100	22 400	352,10	11 Sep 2008	—	—	39 500
AMB Mokaba	—	25 900	352,10	11 Sep 2008	—	—	25 900
KC Ramon	—	23 200	352,10	11 Sep 2008	—	—	23 200

Total share appreciation rights	72 300	142 300			—	—	214 600

        The number of Sasol Inzalo Management Scheme share rights granted to our executive directors in terms of our Sasol Inzalo share transaction is indicated in the following table:

Sasol Inzalo Management Scheme share rights granted during 2009—directors

	Balance at beginning of year	Share rights granted	Value of underlying share(1)	Grant date	Effect of resignations	Balance at end of year
	(number)	(number)	(Rand)		(number)	(number)
Executive directors
Nolitha Fakude	25 000	—	—	—	—	25 000
Benny Mokaba	25 000	—	—	—	—	25 000
Christine Ramon	25 000	—	—	—	—	25 000

Total Sasol Inzalo Management Scheme share rights	75 000	—			—	75 000

(1)
At grant date on 3 June 2008, the issue price of the underlying share of R366,00 was the 60 day volume weighted average price of Sasol ordinary shares to 18 March 2008. The shares were issued to the Sasol Inzalo Management Trust at R0,01 per share.

Share options implemented and share appreciation rights granted during 2009—group executive committee(1)

	Balance at beginning of year	Effect of change in composition of GEC	Granted	Average offer price per share	Grant date	Share options implemented	Balance at end of year
	(number)		(number)	(Rand)		(Rand)	(number)
Share options(2)	559 600	66 500	—	—	—	20 100	606 000

Share appreciation rights	157 000	(27 700)	145 100	352,10	11 Sept 2008	—	274 400

(1)
Excluding the executive directors disclosed separately in the table above.

(2)
Includes share options issued to individuals during the year before they became members of the group executive committee.

 Share options implemented—directors

        This table presents information regarding share options implemented during the period 1 July 2007 through 30 June 2008.

					Gain on implementation of share options
			Average offer price per share
	Implementation dates	Share options implemented		Market price per share
					2009	2008
		(number)	(Rand)		R'000	R'000
Executive directors
Pat Davies	12 September 2008	13 600	42,30	360,01	4 321	5 395
	25 September 2008	51 400	54,00	357,99	15 625	—
Nolitha Fakude					—	6 258
Non-executive directors
Pieter Cox(1)		—	—	—	—	20 297

Total		65 000			19 946	31 950

(1)
The share options implemented were granted to Mr P V Cox when he was an executive director.

Share options implemented—group executive committee(1)

        This table presents information regarding share options implemented during the period 1 July 2008 through 30 June 2009.

		Gain on implementation of share options
	Share options implemented
		2009	2008
	(number)	R'000	R'000
Group executive committee(2)	20 100	4 797	38 406

(1)
Excluding the executive directors disclosed separately in the table above.

(2)
Included in the total share options implemented are the gains on the implementation of 20 100 share options on which the shares were retained by members. A gain of R4 796 908 on the implementation of these share options was determined using the closing share price on the date of implementation.

        Share options outstanding at the end of the year vest during the following periods:

	Already vested	Within 1 year	1 to 2 years	2 to 5 years	More than 5 years	Total
(numbers)
Executive directors
Pat Davies	385 400	11 100	29 000	145 800	—	571 300
Nolitha Fakude	41 200	—	—	40 700	—	81 900
Benny Mokaba	31 300	—	31 300	31 400	—	94 000
Christine Ramon	27 200	—	27 200	27 300	—	81 700
Non-executive directors
Pieter Cox(1)	116 700	—	—	—	—	116 700

Total	601 800	11 100	87 500	245 200	—	945 600

(1)
The share options were granted to Mr P V Cox when he was an executive director.

        Share appreciation rights outstanding at the end of the year vest during the following periods:

	Already vested	Within 1 year	1 to 2 years	2 to 5 years	More than 5 years	Total
(numbers)
Executive directors
Pat Davies	—	18 400	23 600	60 400	23 600	126 000
Nolitha Fakude	—	5 700	7 500	18 900	7 400	39 500
Benny Mokaba	—	—	8 600	8 600	8 700	25 900
Christine Ramon	—	—	7 700	7 700	7 800	23 200

Total	—	24 100	47 400	95 600	47 500	214 600

        Share options and share appreciation rights outstanding at the end of the year vest during the following periods:

	Already vested	Within 1 year	1 to 2 years	2 to 5 years	More than 5 years	Total
(numbers)
Group executive committee(1)
Share options	374 900	93 900	48 900	88 300	—	606 000

Share appreciation rights	—	64 100	55 300	118 900	36 100	274 400

(1)
Excluding the executive directors disclosed separately in the table above.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A    Major shareholders

        Refer to "Item 18—Financial Statements" for the authorised and issued share capital of Sasol Limited.

        To the best of our knowledge, Sasol Limited is not directly or indirectly owned or controlled by another corporation or the government of South Africa or any other government. We believe that no single person or entity holds a controlling interest in our share capital.

        In accordance with the requirements of the Companies Act of South Africa, the following beneficial shareholdings exceeding 5% in the aggregate were disclosed or established from inquiries as of 31 August 2009:

	2009		2008		2007
	Number of shares	% of shares	Number of shares	% of shares	Number of shares	% of shares
Public Investment Corporation Limited (PIC)(1)	121 876 743	18,3	114 405 311	17,1	113 579 545	18,0
Industrial Development Corporation of South Africa (IDC)	53 266 887	8,0	53 266 887	8,0	53 266 887	8,5
Sasol Investment Company (Pty) Limited (SIC)(2)	8 809 886	1,4	37 093 117	5,9	14 919 592	2,4

(1)
It has recently been established that 102,6 million of these shares are beneficially owned by the Government Employees Pension Fund.

(2)
The shares held by SIC are held as treasury shares on which no dividends are paid outside the Sasol Limited group and no voting rights are exercised.

        The number of shares under administration by the PIC increased by 7 472 432 shares from 31 August 2008 to 31 August 2009. The shareholding of 18,3% of total issued share capital equates to 18,6% of total voting securities. On 4 December 2008, Sasol Limited purchased 31 500 000 of its ordinary shares from SIC, a wholly-owned subsidiary of Sasol Limited, whereupon the repurchased shares were cancelled and restored to authorised unissued share capital.

        Refer to "Item 16.E. Purchases of equity securities by the issuer and affiliated purchasers" for more information on our share repurchase programme.

        The voting rights of major shareholders do not differ from the voting rights of other shareholders.

        As of 31 August 2009, 40 036 282 ordinary shares, or approximately 6% of our total issued share capital, were held in the form of ADRs. As of 30 June 2009, 492 record holders in the United States held approximately 20,5% of our issued share capital in the form of either ordinary shares or ADRs.

7.B    Related party transactions

        There have been no material transactions during the most recent three years, other than as described below, nor are there proposed to be any material transactions at present to which we or any of our subsidiaries are or were a party and in which any senior executive or director, or 10% shareholder, or any relative or spouse thereof or any relative of such spouse, who shared a home with this person, or who is a director or executive officer of any parent or subsidiary of ours, had or is to have a direct or indirect material interest. Furthermore, during our three most recent years, there has been no, and at 30 June 2009 there was no, outstanding indebtedness to us or any of our subsidiaries owed by any of our executive or independent directors or any associate thereof.

        In a transaction aimed at obtaining compliance with the Liquid Fuels Charter's requirements on black economic empowerment, we entered into an agreement with effect from 1 July 2006 with Tshwarisano LFB Investment (Pty) Limited (Tshwarisano), in terms of which Tshwarisano acquired 25% of our subsidiary, Sasol Oil (Pty) Limited (Sasol Oil) for a purchase consideration of R1 450 million. Our non-executive chairman, Mrs T H Nyasulu, is also a director of Sasol Oil and Tshwarisano, and indirectly holds 1,275% of the shares of Sasol Oil through her 5,1% holding in Tshwarisano.

        During the year group companies, in the ordinary course of business, entered into various purchases and sale transactions with associates, joint ventures and certain other related parties. The effect of these transactions is included in the financial performance and results of the group. Terms and conditions are determined on an arm's length basis.

        Material related party transactions were as follows:

	30 June 2009	30 June 2008	30 June 2007
	(Rand in millions)
Sales and services rendered to related parties
—Third parties	3 188	944	160
—Joint Ventures	286	1 975	1 759
—Associates	1 241	742	632
—Retirement funds	—	—	4

Total	4 715	3 661	2 555

Purchases from related parties
—Third parties	1 820	1 056	832
—Joint Ventures	306	88	135
—Associates	923	795	712
—Retirement funds	408	338	374

Total	3 457	2 277	2 053

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

Dividend policy

        Our dividend distribution policy is to distribute increased dividends on a regular basis to the extent permitted by our earnings. More specifically, we intend to distribute dividends, provided our annual attributable earnings represent a range of 2,5 to 3,5 times the amount distributed in the form of dividends. The average rate of earnings to dividend distributions in the past five years was approximately 2,6 times. Our dividend cover for 2009 of 2,8 times is within the target range. We distribute dividends twice a year. On the declaration of a dividend, the company includes the 10% in respect of secondary tax on companies on this dividend in its computation of the income tax expense for the corresponding period.

        See "Item 10.B—Memorandum and articles of association—Rights of holders of our securities".

Legal proceedings

        For information regarding our legal proceedings see "Item 4.B—Business overview—Legal proceedings".

8.B Significant changes

        The following developments have occurred subsequent to 30 June 2009:

        On 15 July 2009, Sasol signed a joint venture agreement with Uzbekneftegaz, the natural oil and gas company of Uzbekistan, and Petronas of Malaysia, for the development and implementation of a GTL project in Uzbekistan.

        On 14 August 2009, in the Government Gazette No 32484, a change in ad valorem duties affecting various products in our South African chemical businesses, especially Sasol Polymers, was announced. If the full tariff reduction is applied to the turnover of the relevant businesses, it has a negative effect of approximately R400 million on operating profit.

        On 18 August 2009, Sasol Nitro announced the possible closure of its Phalaborwa operations due to adverse market conditions. The Phalaborwa operations have been fully impaired at 30 June 2009.

ITEM 9.    THE OFFER AND LISTING

9.A    Offer and listing details

        The following table sets forth, for the years indicated, the reported high and low quoted prices for the ordinary shares on the JSE and for our ADRs on the NYSE from 9 April 2003 and for the ADRs on the NASDAQ prior to the delisting of our ADRs on 8 April 2003 from NASDAQ.

	Shares (Price per share in rand)		ADRs (Price per ADR in US$)
Period	High	Low	High	Low
2004	111,50	75,10	16,50	10,40
2005	192,12	66,23	28,96	15,61
2006	283,00	180,00	46,31	26,99
2007	281,75	214,00	39,84	28,24
2008
First quarter	334,98	252,52	47,05	34,27
Second quarter	367,48	295,00	55,73	43,08
Third quarter	422,00	295,00	55,22	40,27
Fourth quarter	518,00	433,00	67,92	45,95
2009
First quarter	471,00	312,00	58,91	36,69
Second quarter	363,63	216,56	42,76	19,16
Third quarter	327,81	241,00	35,19	22,75
Fourth quarter	319,50	251,52	39,32	27,99
April	289,95	251,52	31,91	27,99
May	307,77	263,75	38,30	30,02
June	319,50	26,.15	39,32	32,36
July	290,50	255,56	37,03	31,15
August	309,90	277,20	39,50	34,05
September	309,63	280,00	41,74	35,80
 9.B    Plan of distribution

        Not applicable.

9.C    Markets

        The principal trading market for our shares is currently the JSE. Our American Depositary Shares (ADS), have been listed on the New York Stock Exchange since 9 April 2003, each representing one common ordinary share of no par value, under the symbol "SSL". The Bank of New York Mellon is acting as the Depositary for our ADSs and issues our ADRs in respect of our ADSs.

9.D    Selling shareholders

        Not applicable.

9.E    Dilution

        Not applicable.

9.F    Expenses of the issue

        Not applicable.

ITEM 10.    ADDITIONAL INFORMATION

10.A    Share capital

        Not applicable.

10.B    Memorandum and articles of association

        Sasol Limited is incorporated in South Africa as a public company under the South African Companies Act, No 61 of 1973 (the Companies Act) and is registered with the South African Registrar of Companies under registration number 1979/003231/06. Our corporate seat is in Johannesburg, South Africa. According to our Memorandum of Association (Memorandum), our company's main business includes, among other things, to act as an investment holding company, an investment company and a management company and, whether on its own and/or in collaboration with other agencies:

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

  •
  to market these products.

Our board of directors

        Appointment, retirement and re-election of directors.    Our directors are elected by our shareholders at the annual general meeting. The board of directors may appoint any person qualifying as a director in terms of the Companies Act, either to fill a vacancy or as an addition to the board, provided that the total number of directors does not at any time exceed the maximum of 16 directors. Directors appointed by the board in this manner are required to retire at the next annual general meeting following their appointment, but are eligible for re-election. There is no requirement in our Articles of Association (Articles) that directors must hold qualifying shares. If the number of persons nominated as directors does not exceed the number of vacancies available, then the nominated directors may be deemed to have been duly elected.

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

        Any director reaching 70 years of age shall retire at the end of that year, provided that, subject to the Articles, the board may, by unanimous resolution on a year-to-year basis, extend a director's term of office until the end of the year in which the director turns 73.

        Remuneration.    The board of directors determines the remuneration of the executive directors on recommendation of the Remuneration Committee. In accordance with the South African Code of Corporate Practices and Conduct (King II) the proposed fees of non-executive directors as recommended by the board are submitted to the shareholders in annual general meeting for approval prior to implementation and payment. The Companies Act prohibits loans or any form of credit or guarantee to be provided by us to any member of our board. Our Remuneration Committee determines the Group's human resources policy and the remuneration of directors and senior management. See "Item 6.C Board Practices—Board committees—The remuneration committee".

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

    ( )  R16,00 per annum for each of the first three years until 30 June 2011;

    ( )  R22,00 per annum for each of the next three years until 30 June 2014; and

    ( )  R28,00 per annum for each of the last four years until 30 June 2018.

        Dividends may be declared, either free of, or subject to, the deduction of any income tax and any other tax or duty which may be chargeable. Dividends are declared payable to shareholders registered at a date subsequent to the date of the declaration of the dividend as determined by the rules of the local stock exchange operated by the JSE Limited (the JSE). The dates applicable to the dividend payment are determined in accordance with the JSE listings requirements.

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

        It is our policy to declare dividends in rand and the board may at the time of declaring a dividend make such regulations as they may deem appropriate with regard to the payment in any currency and the rate of exchange, subject to the approval of the South African Reserve Bank (SARB). For further information on our dividend policy, see "Item 8.A Consolidated Statements and Other Financial Information".

        Holders of American Depository Receipts (ADRs) on the relevant record date will be entitled to receive any dividends payable in respect of the shares underlying the ADRs, subject to the terms of the Deposit Agreement. Cash dividends will be paid by the Depositary to holders of ADRs in accordance with the Deposit Agreement.

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

        Notices.    We are required by law and our Articles to provide at least 21 days' notice of any annual general meeting and any meeting at which special resolutions are proposed, and at least 14 days' notice of all other meetings. Meetings of shareholders may be attended by shareholders on record in our share register or by their proxies who need not be registered shareholders. Annual general meetings shall be described as such in the notice convening the meeting. All other meetings shall be called general meetings and shall also be described as such in the respective notice.

        Notice under our Articles must be in writing and must be given or served on any shareholder, either by delivery or by post, properly addressed, at his or her address shown in the register of shareholders. Any notice to shareholders must simultaneously be communicated to the JSE.

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

  •
  amendments to our Memorandum and Articles;

  •
  acquisitions of our own shares;

  •
  the disposal of the whole or greater part of our undertaking or assets; and

  •
  amendment of any rights attached to our shares.

        For the approval of special resolutions, three-quarters of shareholders present in person or by proxy must vote in favour of the resolution on a show of hands or on a poll.

        Unless otherwise specified by applicable law or in our Articles, resolutions will be approved by a majority of the votes recorded at the meeting either by show of hands or by proxy. In the event of a tie, the chairman will have a casting vote.

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

        Subject to any authority given to our directors in our Articles, we may, prior to the issue of new shares, direct that they be offered in the first instance, either at par value or at a premium or at a stated value in the case of shares without par value, to all our shareholders in proportion to the amount of capital held by them, or take any other measure with regard to the issue and allotment of the new shares.

        We may also, by special resolution, cancel, vary or amend shares or any rights attached to shares which, at the time of the passing of the relevant resolution, have not been taken up by any person or which no person has agreed to take up, and we may reduce the amount of our share capital by the amount of the shares so cancelled.

        Unissued shares placed under the control of directors.    Subject to the provisions of the Companies Act and the listings requirements of the JSE, we may, in a general meeting, place the balance of the ordinary shares not allotted under the control of the directors with general authorisation to allot, and issue such shares at such prices and upon such terms and conditions as they deem fit, provided that no such issue of such shares will be made which could effectively transfer the control of the company without prior approval of the shareholders in a general meeting.

Trading in our own shares

        We may resolve by special resolution to buy back any of our issued shares in accordance with the provisions of the company laws of South Africa and any other applicable rule of law or regulation. Such resolution may grant a general approval or a specific approval for a particular acquisition.

        Regulation of repurchases of own shares.    The Companies Act authorises a company to repurchase its own issued shares, provided its articles of association permit doing so. The approval must be in the form of a special resolution, either as a general or a specific approval for a specific repurchase. If the approval is a general approval, it only remains valid until the next general meeting of the company following the grant of such general approval. A company may only repurchase its own shares provided that certain solvency and liquidity requirements are met immediately subsequent to the repurchase. A company may not repurchase its own shares if this would result in there being no shares left in issue other than convertible or redeemable shares.

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

        In accordance with the JSE listings requirements, the repurchase by a company of its own shares may not exceed 20% of the company's issued share capital of that class in any one financial year. Companies may only conduct a general repurchase of their securities on the JSE and the repurchase price may not be greater than 10% above the weighted average of the market value for the securities for the five business days immediately preceding the date on which the transaction was effected.

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

10.D    Exchange controls

        South African exchange control regulations are administered by the Exchange Control Department of the South African Reserve Bank (SARB) and are applied throughout the Common Monetary Area (CMA) (South Africa, the Kingdoms of Lesotho and Swaziland and the Republic of Namibia) and regulate transactions involving South African residents, including natural persons and legal entities.

        The Government has from time to time stated its intention to relax South Africa's exchange control regulations when economic conditions permit such action. In recent years, the Government has incrementally relaxed aspects of exchange control.

        The following is a general outline of South African exchange controls. The comments below relate to exchange controls in force at the date of this annual report. These controls are subject to change at any time without notice. Investors should consult a professional advisor as to the exchange control implications of their particular investments.

Foreign financing and investments

        Foreign debt.    We, and our South African subsidiaries, require SARB approval to raise foreign loans, including loan commitments as a result of the non-payment of imports or services rendered.

        Funds raised outside the CMA by our non-South African subsidiaries are not restricted under South African exchange control regulations and may be used for any purpose including foreign investment, subject to any conditions imposed by the SARB in connection with such foreign investment. We, and our South African subsidiaries, would, however, require SARB approval in order to provide guarantees for the obligations of any of our subsidiaries with regard to funds obtained from non-residents of the CMA.

        Debt raised outside the CMA by our non-South African subsidiaries must be repaid or serviced by those foreign subsidiaries. Without SARB approval, we cannot use cash we earn in South Africa to repay or service such foreign debts.

        We may retain dividends declared by our foreign subidiaries offshore and it may be used for any purpose, without any recourse to South Africa, except to fund investments or loans into the CMA and the Southern Africa Development Community (integrated by Angola, Botswana, Democratic Republic of the Congo, Lesotho, Malawi, Mauritius, Mozambique, Namibia, Seychelles, South Africa, Swaziland, Tanzania, Zambia and Zimbabwe) via a non-resident entity.

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

        Foreign investments.    Under current exchange control regulations, we, and our South African subsidiaries, can invest overseas without prior SARB approval, where the investment is below R50 million per calendar year per company.

        Should the foreign investment be more than R50 million per calendar year per company, prior SARB approval is required and such foreign investments will only be allowed if the investment meets certain criteria including one of national interest, as determined by the SARB. There is no limitation placed on us with regard to the amount of funds that we can transfer from South Africa for an approved foreign investment. The SARB may, however, request us to stagger the capital outflows relating to large foreign investments in order to limit the impact of such outflows on the South African economy and the foreign exchange market.

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

        Dividends.    There are no exchange control restrictions on the remittance in full of dividends declared out of trading profits to non-residents of the CMA.

        Transfer of shares and ADSs.    Under South African exchange control regulations, our shares and ADSs are freely transferable outside South Africa among persons who are not residents of the CMA. Additionally, where shares are sold on the JSE on behalf of our shareholders who are not residents of the CMA, the proceeds of such sales will be freely exchangeable into foreign currency and remittable to them. SARB may also require a review to establish that the shares have been sold at market value and arm's length. Any share certificates held by non-resident shareholders will be endorsed with the words "non-resident". The same endorsement, however, will not be applicable to ADSs held by non-resident shareholders.

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

Taxation of dividends

        South Africa currently imposes a corporate tax known as Secondary Tax on Companies (STC), at the rate of 10%, on the distribution of earnings in the form of dividends on the company declaring the dividend. STC is a recognised form of tax in terms of the Treaty, but is not a withholding tax on dividends. South Africa currently does not impose any withholding tax or any other form of tax on dividends paid to US holders with respect to shares or ADSs. The Minister of Finance, however, in his Budget Speech delivered during February 2008, announced that STC would be replaced by a dividend withholding tax, at the same rate of 10%, to be imposed on individual and non-resident corporate shareholders and draft legislation was published during June 2008 . The effective date of the introduction of the new dividend tax is expected to be during the second half of the 2010 calendar year, in order to afford the Minister of Finance time to finalise the renegotiation of appropriate double taxation conventions to permit the imposition of such a tax on foreign shareholders.

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

Securities Transfer Tax

        With effect from 1 July 2008, a single security transfer tax of 0.25% has been introduced and is applicable to all secondary transfers of shares. No securities transfer tax (STT) is payable on the issue of securities, even though it is payable on the redemption of securities. STT is payable in South Africa regardless of whether the transfer is executed within or outside South Africa. A transfer of a dematerialised share can only occur in South Africa.

        A security is also defined as a depository receipt in a company. Accordingly, STT is payable on the transfer of a depository receipt issued by a company. Generally, the authorised user as defined in the Securities Services Act, 2004 is liable for the payment of the STT, on the basis that the STT is recoverable from the person to whom the security is transferred.

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

Taxation of dividends

        The gross amount of any distributions, including the amount of any South African withholding tax thereon, paid to a US holder by Sasol generally will be taxable as dividend income to the US holder for US federal income tax purposes, based on the US dollar value of the distribution calculated by reference to the spot rate in effect on the date the distribution is actually or constructively received by the US holder, in the case of shares, or by the Depositary, in the case of ADSs. For foreign tax credit limitation purposes, dividends paid by Sasol will constitute income from sources outside the United States. Dividends paid by Sasol will not be eligible for the dividends- received deduction generally allowed to US corporations in respect of dividends received from other US corporations. At present, South Africa does not impose a withholding tax on dividends or any other form of tax on dividends paid to US holders with respect to shares. The South African government, however, has recently announced its intent to enact a dividend withholding tax, at the rate of 10%, which is expected to become effective the second half of the 2010 calendar year. Refer to "Taxation—South African taxation—Taxation of dividends". Once the dividend withholding tax becomes effective, US holders who are eligible for benefits under the current Treaty will be subject to a maximum tax of 15% on the gross amount of dividend distributions paid by Sasol, unless South African domestic tax law provides for a lower rate.

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

        Subject to certain limitations, South African withholding taxes, if any, will be treated as foreign taxes eligible for credit against a US holder's US federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by Sasol with respect to shares or ADSs generally will constitute foreign source "passive category income" or, in the case of certain US holders, "general catergory income". The use of foreign tax credits is subject to complex conditions and limitations. In lieu of a credit, a US holder who itemises deductions may elect to deduct all of such holder's foreign taxes in the taxable year. A deduction for foreign taxes is not subject to the same limitations applicable to foreign tax credits. US holders are urged to consult their own tax advisors regarding the availability of foreign tax credits.

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

        The tax basis of shares purchased with foreign currency will generally be the US dollar value of the purchase price on the date of purchase, or the settlement date for the purchase, in the case of shares traded on an established securities market that are purchased by a cash basis US holder (or an accrual basis US holder that so elects). The amount realised on a sale or other disposition of shares for an amount in foreign currency will be the US dollar of this amount on the date of sale or disposition. On the settlement date, the US holder will recognise the US source foreign currency gain or loss (taxable as ordinary income or loss) equal to the difference (if any) between the US dollar value of the amount received based in the exchange rates in effect on the date of sale or other disposition and the settlement date. However, in the case of shares traded on an established securities market that are sold by a cash basis US holder (or an accrual basis US holder that so elects), the amount relised will be based on the exchange rate in effect on the settlement date for the sale, and no exchange gain or loss will be recognised at that time. If an accrual basis US holder makes an election described above, it must be applied consistently from year to year and cannot be revoked without the consent of the Internal Revenue Service.

Passive foreign investment company considerations

        Sasol believes that it will not be classified as a Passive Foreign Investment Company (PFIC) for US federal income tax purposes for the taxable year ended 30 June 2009. US holders are advised, however, that this conclusion is a factual determination that must be made annually and thus may be subject to change. If Sasol were to be classified as a PFIC, the tax on distributions on its shares or ADSs and on any gains realised upon the disposition of its shares or ADSs may be less favourable than as described herein. Furthermore, dividends paid by a PFIC are not "qualified dividend income" and are not eligible for the reduced rates of taxation for certain dividends. US holders should consult their own tax advisors regarding the application of the PFIC rules to their ownership of the shares or ADSs.

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

 10.F    Dividends and paying agents

        Not applicable.

10.G    Statement by experts

        Not applicable.

10.H    Documents on display

        All reports and other information that we file with the SEC may be obtained, upon written request, from the Bank of New York Mellon, as Depositary for our ADSs at its Corporate Trust office, located at 101 Barclay Street, New York, New York 10286. These reports and other information can also be inspected without charge and copied at prescribed rates at the public reference facilities maintained by the SEC in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. These reports may also be accessed via the SEC's website (www.sec.gov). Also, certain reports and other information concerning us will be available for inspection at the offices of the NYSE. In addition, all the statutory records of the company and its subsidiaries may be viewed at the registered address of the company in South Africa.

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

        Refer to Item 18 "Financial Statements—Note 64– Financial risk management and financial instruments" of the consolidated financial statements for a qualitative and quantitative discussion of the group's exposure to these market risks.

        The following is a breakdown of our debt arrangements and a summary of fixed versus floating interest rate exposures for operations.

Liabilities—notional	2010	2011	2012	2013	2014	Thereafter	Total
	(Rand in millions)
Fixed rate (Rand)	136	37	189	204	183	3 259	4 008
Average interest rate	12,04%	12,04%	12,04%	11,87%	12,03%	12,03%
Variable rate (Rand)	515	498	629	486	521	5 271	7 920
Average interest rate	12,89%	12,81%	12,72%	12,62%	12,53%	12,46%
Variable rate (US$)	91	48	20	10	5	6	180
Average interest rate	7,23%	7,86%	9,12%	8,96%	9,35%	9,60%
Fixed rate (Euro)	3 356	107	104	52	—	—	3 619
Average interest rate	3,18%	2,56%	2,56%	2,56%	—	—
Variable rate (Euro)	227	199	199	352	457	708	2 142
Average interest rate	7,60%	7,66%	7,72%	7,00%	7,79%	7,78%
Variable rate (other currencies)	27	22	39	3	6	1	98
Average interest rate	9,61%	10,06%	11,03%	12,55%	12,57%	13,96

Total	4 352	911	1 180	1 107	1 172	9 245	17 967

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

  Management assessed the effectiveness of Sasol's internal control over financial reporting as of 30 June 2009. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in "Internal Control—Integrated Framework". Based on this assessment, our management has determined that, as of 30 June 2009, Sasol's internal control over financial reporting was effective.

(c)
The effectiveness of internal control over financial reporting as of 30 June 2009 was audited by KPMG Inc., independent registered public accounting firm, as stated in their report on page F-2 of this Form 20-F.

(d)
Changes in internal control over financial reporting

  There were no changes in our internal control over financial reporting that occurred during the year ended 30 June 2009 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16.A    Audit committee financial expert

        Mr. Brian Connellan, the chairman and an independent member of the audit committee, was determined by our board to be an audit committee financial expert within the meaning of the Sarbanes-Oxley Act, in accordance with the Rules of the NYSE and the SEC.

 Item 16.B    Code of ethics

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

        The code of ethics has been communicated to employees, suppliers, service providers and customers and is available on our internet website. Our website address is www.sasolethics.com.

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

        During the year we witnessed a noticeable increase in the use of the ethics hotline. This is attributed to an increased awareness and understanding of expected behaviour as a consequence of a focused awareness and communication campaign. Our code of ethics guides our interactions with all government representatives. Our policy prohibits contributions to political parties or government officials since they may be interpreted as an inducement for future beneficial treatment, and as interference in the democratic process.

Item 16.C    Principal accountant fees and services

        The following table sets forth the aggregate audit and audit-related fees, tax fees and all other fees billed by our principal accountants (KPMG Inc.) for each of the 2009 and 2008 years:

	Audit fees	Audit-related fees	Tax fees	All other fees	Total(1)
	(rand millions)
2009	79	—	3	—	82
2008	75	—	2	2	79

(1)
In respect of our audit committee approval process, all of the non-audit and audit fees paid to KPMG Inc. have been pre-approved by the audit committee.

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

        Requests or applications for services that require specific separate approval by the audit committee are required to be submitted to the audit committee by both management and the independent accountants and must include a detailed description of the services to be provided and a joint statement confirming that the provision of the proposed services does not impair the independence of the independent accountants. No work was performed by persons other than the principal accountant's employees on the principal accountant's engagement to audit Sasol Limited's financial statements for 2009.

Item 16.D    Exemptions from the listing standards for audit committees

        Not applicable.

Item 16.E    Purchases of equity securities by the issuer and affiliated purchasers

Period	Total number of shares repurchased	Average price paid per share	Shares cancelled under the share repurchase programme	Total number of shares purchased and/or cancelled as part of publicly announced programmes	Maximum number of shares that may yet be purchased under the programmes(1)
For the year ended 30 June 2009
Balance at 30 June 2008	37 093 117	—	—	37 093 117	25 942 077
2008-07-01 to 2008-07-31	—	—	—	—	25 942 077
2008-08-01 to 2008-08-31	—	—	—	—	25 942 077
2008-09-01 to 2008-09-30	3 086 294	346,07	—	3 086 294	22 855 783
2008-10-01 to 2008-10-31	130 475	355,39	—	130 475	22 725 308
2008-11-01 to 2008-11-30	—	—	—	—	22 725 308
2008-12-01 to 2008-12-31	—	—	(31 500 000)	(31 500 000)	17 912 419
2009-01-01 to 2009-01-31	—	—	—	—	17 912 419
2009-02-01 to 2009-02-28	—	—	—	—	17 912 419
2009-03-01 to 2009-03-31	—	—	—	—	17 912 419
2009-04-01 to 2009-04-30	—	—	—	—	17 912 419
2009-05-01 to 2009-05-31	—	—	—	—	17 912 419
2009-06-01 to 2009-06-30	—	—	—	—	17 912 419
2009-07-01 to 2009-07-31	—	—	—	—	17 912 419
2009-08-01 to 2009-08-31	—	—	—	—	17 912 419
2009-09-01 to 2009-09-30	—	—	—	—	17 912 419

	40 309 886		(31 500 000)	8 809 886

(1)
The authorisation given to directors to undertake a repurchase of 10% of the issued securities on 24 November 2004, expired on 2 December 2005, and was not renewed until 3 October 2006. This authority was again renewed by shareholders at our general meeting held on 23 November 2006 and 30 November 2007, respectively. The maximum number of shares that may be repurchased was 63 035 195 at 30 November 2007. At the annual general meeting held on 28 November 2008, shareholders renewed the directors' authority to repurchase up to 4% of the issued ordinary shares of the company. This authority will be valid until the company's next annual general meeting and will not exceed 15 months from the date of resolution. The maximum number of shares that may be repurchased at 30 November 2008 decreased to 26 722 305.

        As at 30 June 2006, Sasol Investment Company (Pty) Limited (SIC), a wholly-owned subsidiary of Sasol Limited, held 60 111 477 shares representing 8,80% of the issued share capital of the company, which had been repurchased on the open market at an average price of R60,67 per share from 9 May 2000. Pursuant to a specific authority granted by shareholders at a meeting of shareholders held on 3 October 2006, the company repurchased these shares from SIC on 10 October 2006 whereupon they were cancelled and restored to authorised share capital.

        Up to 30 September 2009, through our subsidiary, Sasol Investment Company (Pty) Limited, a total of 8 809 886 shares (30 June 2008—37 093 117 shares), representing 1,46% (2008—5,86%) of the issued share capital of the company, excluding shares issued in relation to the Sasol Inzalo share transaction, had been repurchased since 7 March 2007 at an average price of R346,45 per share (2008—R329,23). These shares are held as treasury shares and do not carry any voting rights. In terms of a specific authority granted at a general meeting of shareholders held on 28 November 2008, the company repurchased 31 500 000 of these shares on 4 December 2008, whereupon they were cancelled and restored to authorised share capital.

  a.
  At the general meeting of 3 October 2006, the shareholders authorised the directors to undertake a repurchase of issued securities limited to a maximum of 10% of the company's issued securities at the time that the authority was granted. This authority was again renewed by shareholders at our general meeting held on 23 November 2006 and 30 November 2007, respectively. At the annual general meeting held on 28 November 2008, shareholders renewed the directors' authority to repurchase up to 4% of the issued ordinary shares of the company. This authority will be valid until the company's next annual general meeting and will not exceed 15 months from the date of resolution. The company's issued securities as at 30 November 2008 was 668 057 616 (30 November 2007—630 351 948). For more information on the general requirements for trading in own shares refer to "Item 10.B Memorandum and Articles of Association".

  b.
  The repurchase is limited to a maximum of 4% of the company's issued securities at the time the authority was granted and no acquisition can be made at a price more than 4% above the weighted average of the market value of the securities for the 5 business days immediately preceding the date of such acquisition.

  c.
  In terms of the South African Companies Act, 1973 the general authority granted to the directors by shareholders on 30 November 2008 to acquire the company's issued securities will be valid only until the company's next annual general meeting, which is scheduled for 27 November 2009. In terms of the South African Companies Act, 1973 the authorisation is only valid until the next annual general meeting following the grant of such a general approval.

  d.
  No programme was terminated prior to the expiration date.

 ITEM 16.F    Change in registrant's certifying accountant

        Not applicable.

ITEM 16.G    Corporate Governance

        Sasol Limited's ordinary shares are listed in South Africa on the national exchange operated by JSE Limited (the JSE).

        The following is a summary of the significant ways in which the corporate governance practices followed by Sasol under South African laws and standards differ from those followed by US domestic companies under the New York Stock Exchange's corporate governance standards.

        The primary sources of corporate governance standards applicable to listed companies in South Africa are the King Report on Corporate Governance for South Africa—2002 (King II report), the listings requirements of the JSE and the Companies Act, 61 of 1973 (the Act).

        We comply fully with the corporate governance requirements of both the JSE and of the Act, and have endorsed the principles contained in the King II report.

        Sasol complies substantially with all of the NYSE corporate governance standards contained in the NYSE listing requirements, with the exception of the following significant differences:

  •
  In terms of rule 303A.04 of the NYSE listed company manual a listed company must have a nomination/corporate governance committee composed entirely of independent directors. King II and the JSE listings requirements provide that the nomination committee should consist of a majority of independent directors and should be chaired by the chairman of the board. Mrs T H Nyasulu, who is the chairman of the board, was determined by the board not to be independent and accordingly the committee is comprised of a majority of independent directors and not entirely of independent directors;

  •
  In terms of rule 303A.05 of the NYSE listed company manual a listed company must have a remuneration committee composed entirely of independent directors. King II requires that the remuneration committee must consist entirely or mainly of a majority of independent directors and must be chaired by an independent director. The committee is comprised of a majority of independent directors and is chaired by an independent director.

        See also "Item 6.A—Directors and senior management" and "Item 6.C—Board practices" for information of the composition of our board and information on our corporate governance practices.

PART III

ITEM 17.    FINANCIAL STATEMENTS

        Sasol is furnishing financial statements pursuant to the instructions of Item 18 of Form 20-F.

ITEM 18.    FINANCIAL STATEMENTS

        The following consolidated financial statements, together with the auditor's report of KPMG Inc. are filed as part of this annual report on Form 20-F:

Index to Consolidated Financial Statements for the years ended 30 June 2009, 2008 and 2007

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Sasol Limited

        We have audited the accompanying consolidated statements of financial position of Sasol Limited and its subsidiaries as of 30 June 2009 and 30 June 2008, and the related consolidated income statements, statements of comprehensive income, the statements of changes in equity and statements of cash flows for each of the years in the three-year period ended 30 June 2009. We also have audited Sasol Limited's internal control over financial reporting as of 30 June 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Sasol Limited's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management's report on internal control over financial reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on Sasol Limited's internal control over financial reporting based on our audits.

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

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sasol Limited and its subsidiaries as of 30 June 2009 and 30 June 2008, and the results of their operations and cash flows for each of the years in the three-year period ended 30 June 2009, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, Sasol Limited maintained, in all material respects, effective internal control over financial reporting as of 30 June 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/s/ KPMG Inc.
Registered Auditors
Johannesburg, South Africa
9 October 2009

Sasol Limited Group

Statement of Financial Position

at 30 June

	Note	2009	2009	2008

		Unaudited
		US$m*	Rm	Rm
ASSETS
Property, plant and equipment	3	9 358	70 370	66 273
Assets under construction	4	1 928	14 496	11 693
Goodwill	5	107	805	874
Other intangible assets	6	142	1 068	964
Investments in securities	7	76	574	557
Investments in associates	8	289	2 170	830
Post-retirement benefit assets	9	95	716	571
Long-term receivables and prepaid expenses	10	194	1 456	1 385
Long-term financial assets	11	2	15	689
Deferred tax assets	23	157	1 184	1 453

Non-current assets		12 348	92 854	85 289

Investments in securities	7	10	77	78
Assets held for sale	12	11	86	3 833
Inventories	13	1 941	14 589	20 088
Trade receivables	14	2 018	15 176	22 838
Other receivables and prepaid expenses	15	248	1 864	2 407
Short-term financial assets	16	69	520	330
Cash restricted for use	17	166	1 247	814
Cash	17	2 583	19 425	4 435

Current assets		7 046	52 984	54 823

Total assets		19 394	145 838	140 112

EQUITY AND LIABILITIES
Shareholders' equity		11 148	83 835	76 474
Non-controlling interest		317	2 382	2 521

Total equity		11 465	86 217	78 995

Long-term debt	18	1 811	13 615	15 682
Long-term financial liabilities	19	19	143	37
Long-term provisions	20	762	5 729	4 491
Post-retirement benefit obligations	21	592	4 454	4 578
Long-term deferred income	22	39	297	376
Deferred tax liabilities	23	1 219	9 168	8 446

Non-current liabilities		4 442	33 406	33 610

Liabilities in disposal groups held for sale	12	9	65	142
Short-term debt	24	633	4 762	3 496
Short-term financial liabilities	25	47	354	67
Short-term provisions	26	478	3 592	1 951
Short-term deferred income	27	62	464	376
Tax payable	28	90	675	1 522
Trade payables and accrued expenses	29	1 524	11 464	14 694
Other payables	30	633	4 759	4 345
Bank overdraft	17	11	80	914

Current liabilities		3 487	26 215	27 507

Total equity and liabilities		19 394	145 838	140 112

*
US dollar information has been presented for the year ended 30 June 2009 on an unaudited basis solely for the convenience of the reader and is computed at the closing rate of R7,52/US dollar, as reported by Thomson Reuters on 30 September 2009.

Sasol Limited Group

Income Statement

for the year ended 30 June

	Note	2009	2009	2008	2007

		Unaudited
		US$m*	Rm	Rm	Rm
Turnover	31	18 329	137 836	129 943	98 127
Cost of sales and services rendered	32	(11 770)	(88 508)	(74 634)	(59 997)

Gross profit		6 559	49 328	55 309	38 130
Other operating income	33	136	1 021	635	639
Marketing and distribution expenditure		(1 008)	(7 583)	(6 931)	(5 818)
Administrative expenditure		(1 203)	(9 050)	(6 697)	(6 094)
Other operating expenditure		(1 203)	(9 050)	(8 500)	(1 236)
Other expenses		(1 181)	(8 884)	(8 800)	(1 004)
Translation (losses)/gains	34	(22)	(166)	300	(232)

Operating profit	35	3 281	24 666	33 816	25 621
Finance income	38	238	1 790	735	825
Share of profit of associates (net of tax)	39	36	270	254	405
Finance expenses	40	(337)	(2 531)	(1 148)	(1 148)

Profit before tax		3 218	24 195	33 657	25 703
Taxation	41	(1 394)	(10 480)	(10 129)	(8 153)

Profit		1 824	13 715	23 528	17 550

Attributable to
Owners of Sasol Limited		1 815	13 648	22 417	17 030
Non-controlling interests in subsidiaries		9	67	1 111	520

		1 824	13 715	23 528	17 550

		US$	Rand	Rand	Rand
Per share information
Basic earnings per share	43	3,05	22,90	37,30	27,35
Diluted earnings per share	43	3,03	22,80	36,78	27,02

*
US dollar information has been presented for the year ended 30 June 2009 on an unaudited basis solely for the convenience of the reader and is computed at the closing rate of R7,52/US dollar, as reported by Thomson Reuters on 30 September 2009.

Sasol Limited Group

Statement of Comprehensive Income

for the year ended 30 June

	Note	2009	2009	2008	2007

		Unaudited
		US$m*	Rm	Rm	Rm
Profit for year		1 824	13 715	23 528	17 550
Other comprehensive income, net of tax	44	(383)	(2 881)	3 652	(258)
Effect of translation of foreign operations	44	(330)	(2 485)	3 452	(258)
Effect of cash flow hedges	44	(66)	(497)	261	—
Investments available-for-sale	44	—	—	(1)	—
Tax on other comprehensive income	44	13	101	(60)	—

Total comprehensive income		1 441	10 834	27 180	17 292

Attributable to
Owners of Sasol Limited		1 436	10 796	26 062	16 772
Non-controlling interests in subsidiaries		5	38	1 118	520

		1 441	10 834	27 180	17 292

*
US dollar information has been presented for the year ended 30 June 2009 on an unaudited basis solely for the convenience of the reader and is computed at the closing rate of R7,52/US dollar, as reported by Thomson Reuters on 30 September 2009.

Sasol Limited Group

Statement of Changes in Equity

for the year ended 30 June

	Share capital (note 45)	Share- based payment reserve (note 46)	Foreign currency translation reserve (note 47)	Investment fair value reserve	Cash flow hedge accounting reserve	Sasol Inzalo share transaction (note 46)	Share repurchase programme (note 48)	Retained earnings	Shareholders' equity	Non- controlling interest	Total equity	Total equity Unaudited

	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	US$ in
												millions*
Balance at 30 June 2006	3 634	780	(189)	2	24	—	(3 647)	52 001	52 605	379	52 984
Shares issued on implementation of share options	332	—	—	—	—	—	—	—	332	—	332
Cancellation of shares	(338)	—	—	—	—	—	3 647	(3 309)	—	—	—
Repurchase of shares	—	—	—	—	—	—	(3 669)	—	(3 669)	—	(3 669)
Share-based payment expense	—	186	—	—	—	—	—	—	186	—	186
Change in shareholding of subsidiaries	—	—	4	—	—	—	—	—	4	1 161	1 165
Total comprehensive income for year	—	—	(258)	—	—	—	—	17 030	16 772	520	17 292
Dividends paid	—	—	—	—	—	—	—	(4 613)	(4 613)	(408)	(5 021)

Balance at 30 June 2007	3 628	966	(443)	2	24	—	(3 669)	61 109	61 617	1 652	63 269
Shares issued on implementation of share options	475	—	—	—	—	—	—	—	475	—	475
Shares issued on Sasol Inzalo share transaction	16 161	—	—	—	—	(16 161)	—	—	—	—	—
Costs on implementation of Sasol Inzalo share transaction	(88)	—	—	—	—	—	—	—	(88)	—	(88)
Repurchase of shares	—	—	—	—	—	—	(7 300)	—	(7 300)	—	(7 300)
Share-based payment expense	—	1 574	—	—	—	—	—	—	1 574	—	1 574
Acquisition of businesses (refer note 55)	—	—	—	—	—	—	—	(100)	(100)	—	(100)
Change in shareholding of subsidiaries	—	—	—	—	—	—	—	—	—	306	306
Total comprehensive income for year	—	—	3 449	(1)	197	—	—	22 417	26 062	1 118	27 180
Dividends paid	—	—	—	—	—	—	—	(5 766)	(5 766)	(555)	(6 321)

Balance at 30 June 2008	20 176	2 540	3 006	1	221	(16 161)	(10 969)	77 660	76 474	2 521	78 995	10 505
Shares issued on implementation of share options	155	—	—	—	—	—	—	—	155	—	155	21
Shares issued on Sasol Inzalo share transaction	6 927	—	—	—	—	(5 893)	—	—	1 034	—	1 034	138
Costs on implementation of Sasol Inzalo share transaction	(35)	—	—	—	—	—	—	—	(35)	—	(35)	(5)
Cancellation of shares	(198)	—	—	—	—	—	9 442	(9 244)	—	—	—	—
Repurchase of shares	—	—	—	—	—	—	(1 114)	—	(1 114)	—	(1 114)	(148)
Share-based payment expense	—	3 293	—	—	—	—	—	—	3 293	—	3 293	438
Disposal of businesses (refer note 56)	—	—	414	—	—	—	—	11	425	—	425	57
Change in shareholding of subsidiaries	—	—	—	—	—	—	—	—	—	406	406	54
Total comprehensive income for year	—	—	(2 481)	1	(372)	—	—	13 648	10 796	38	10 834	1 441
Dividends paid	—	—	—	—	—	—	—	(7 193)	(7 193)	(583)	(7 776)	(1 034)

Balance at 30 June 2009	27 025	5 833	939	2	(151)	(22 054)	(2 641)	74 882	83 835	2 382	86 217	11 465

*
US dollar information has been presented for the year ended 30 June 2009 on an unaudited basis solely for the convenience of the reader and is computed at the closing rate of R7,52/US dollar, as reported by Thomson Reuters on 30 September 2009.

Sasol Limited Group

Statement of Cash Flows

for the year ended 30 June

	Note	2009	2009	2008	2007

		Unaudited
		US$m*	Rm	Rm	Rm
Cash receipts from customers		19 277	144 963	123 452	97 339
Cash paid to suppliers and employees		(12 869)	(96 776)	(88 712)	(68 907)

Cash generated by operating activities	49	6 408	48 187	34 740	28 432
Finance income received	52	301	2 264	957	1 059
Finance expenses paid	40	(288)	(2 168)	(2 405)	(1 816)
Tax paid	28	(1 363)	(10 252)	(9 572)	(7 251)

Cash available from operating activities		5 058	38 031	23 720	20 424
Dividends paid	53	(957)	(7 193)	(5 766)	(4 613)

Cash retained from operating activities		4 101	30 838	17 954	15 811

Additions to non-current assets		(2 084)	(15 672)	(10 855)	(12 045)
Additions to property, plant and equipment	3	(332)	(2 499)	(2 167)	(1 544)
Additions to assets under construction	4	(1 735)	(13 047)	(8 671)	(10 479)
Additions to other intangible assets	6	(17)	(126)	(17)	(22)
Non-current assets sold	54	93	697	184	193
Repurchase of participation right in GTL project	42	—	—	(34)	—
Acquisition of businesses	55	(4)	(30)	(431)	(285)
Cash acquired on acquisition of businesses	55	3	19	19	—
Disposal of businesses	56	464	3 486	693	2 200
(Cash)/overdraft disposed of on disposal of businesses	56	—	—	(31)	33
Additional investments and loans advanced to associates	8	(70)	(524)	—	—
Purchase of investments		(12)	(89)	(42)	(79)
Proceeds from sale of investments		1	7	—	—
Increase in long-term receivables		(55)	(412)	(347)	(562)

Cash utilised in investing activities		(1 664)	(12 518)	(10 844)	(10 545)

Share capital issued on implementation of share options		21	155	475	332
Share capital issued on implementation of Sasol Inzalo share transaction		138	1 034	—	—
Costs on implementation of Sasol Inzalo share transaction		(5)	(35)	(88)	—
Share repurchase programme		(148)	(1 114)	(7 300)	(3 669)
Contributions from non-controlling shareholders		54	406	185	—
Dividends paid to non-controlling shareholders		(78)	(583)	(555)	(408)
Proceeds from long-term debt	18	741	5 575	3 806	1 021
Repayments of long-term debt	18	(641)	(4 820)	(4 588)	(1 034)
Proceeds from short-term debt	24	37	280	1 942	1 918
Repayments of short-term debt	24	(278)	(2 091)	(2 292)	(1 053)

Cash effect of financing activities		(159)	(1 193)	(8 415)	(2 893)

Translation effects on cash and cash equivalents of foreign operations	47	(116)	(870)	324	(24)

Increase/(decrease) in cash and cash equivalents		2 162	16 257	(981)	2 349
Cash and cash equivalents at beginning of year		576	4 335	6 088	3 244
Net reclassification (to)/from held for sale		—	—	(772)	495

Cash and cash equivalents at end of year	17	2 738	20 592	4 335	6 088

*
US dollar information has been presented for the year ended 30 June 2009 on an unaudited basis solely for the convenience of the reader and is computed at the closing rate of R7,52/US dollar, as reported by Thomson Reuters on 30 September 2009.

Sasol Limited Group

Notes to the Financial Statements

A.
ACCOUNTING POLICIES AND FINANCIAL REPORTING TERMS

B.
BUSINESS SEGMENT INFORMATION

C.
OTHER EXPLANATORY NOTES TO THE FINANCIAL STATEMENTS

Sasol Limited Group

Notes to the Financial Statements (Continued)

A.    Accounting policies and financial reporting terms

        Sasol Limited is the holding company of the Sasol group (the group) and is domiciled in the Republic of South Africa. The following principal accounting policies were applied by the group for the financial year ended 30 June 2009. Except as otherwise disclosed, these policies are consistent in all material respects with those applied in previous years.

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

The primary business units are:
South African energy cluster
• Sasol Mining
• Sasol Gas
• Sasol Synfuels
• Sasol Oil
• Other
International energy cluster
• Sasol Synfuels International
• Sasol Petroleum International
Chemical cluster
• Sasol Polymers
• Sasol Solvents
• Sasol Olefins & Surfactants
• Other chemical businesses including:
—Sasol Wax
—Sasol Nitro
—Merisol
—Sasol Infrachem
Classified as 'other businesses' in the segment report:
• Sasol Technology
• Sasol Financing
• Corporate head office functions
• Alternative energy businesses
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

Significant influence	The ability, directly or indirectly, to participate in, but not exercise control over, the financial and operating policy decisions of an entity so as to obtain economic benefit from its activities.

Sasol Limited Group

Notes to the Financial Statements (Continued)

A.    Accounting policies and financial reporting terms (Continued)

Turnover	Comprises revenue generated by operating activities and includes sales of products, services rendered, license fees and royalties, net of indirect taxes, rebates and trade discounts.

Financial instrument terms

Available-for-sale financial asset	A financial asset that has been designated as available-for-sale or a financial asset other than those classified as loans and receivables, held-to-maturity investments or derivative instruments.

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

Statement of compliance

        The consolidated financial statements are prepared in compliance with International Financial Reporting Standards (IFRS) and Interpretations of those standards, as issued by the International Accounting Standards Board and applicable legislation. The consolidated financial statements were approved for issue by the Board of Directors on 11 September 2009 and are subject to approval by the Annual General Meeting of shareholders on 27 November 2009.

        During the current financial year, the following accounting standards, interpretations and amendments to published accounting standards were adopted:

  •
  IAS 39 and IFRS 7 (Amendments), Reclassification of Financial Assets—effective Date and Transition.

        The following accounting standards, interpretations and amendments to published accounting standards were adopted prior to their effective dates:

  •
  IAS 27 (Amendment), Consolidated and Separate Financial Statements;

Sasol Limited Group

Notes to the Financial Statements (Continued)

A.    Accounting policies and financial reporting terms (Continued)

  •
  IFRS 1 and IAS 27 (Amendment), Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate;

  •
  IAS 39 (Amendment), Eligible Hedged Items;

  •
  IFRS 3 (Revised), Business Combinations;

  •
  IFRS 5 (Amendment), Non-current Assets Held for Sale and Discontinued Operations;

  •
  IFRS 7 (Amendment), Financial Instruments: Disclosures—Improving disclosures about Financial Instruments;

  •
  IFRIC 16, Hedges of a Net Investment in a Foreign Operation;

  •
  IFRIC 18, Transfers of Assets From Customers; and

  •
  Various Improvements to IFRSs.

        These newly adopted standards did not significantly impact our financial results.

        The following accounting standards, interpretations and amendments to published accounting standards which are relevant to Sasol but not yet effective, have not been adopted in the current year:

  •
  IAS 23 (Revised), Borrowing Costs.

Principal accounting policies

1.     Basis of preparation of financial results

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

2.     Basis of consolidation of financial results

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

        Goodwill relating to associates forms part of the carrying value of those associates.

        The total carrying value of each associate is evaluated annually, as a single asset, for impairment or when conditions indicate that a decline in fair value below the carrying amount is other than temporary. If impaired, the carrying value of the group's share of the underlying assets of associates is written down to its estimated recoverable amount in accordance with the accounting policy on impairment and charged to the income statement as part of equity accounted earnings of those associates. A previously recognised impairment will be reversed, insofar as estimates change as a result of an event occurring after the impairment was recognised.

        Associates whose financial year ends are within three months of 30 June are included in the consolidated financial statements using their most recently audited financial results. Adjustments are made to the associates' financial results for material transactions and events in the intervening period.

3.     Foreign currency translation

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

4.     Property, plant and equipment

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

5.     Exploration, evaluation and development

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

6.     Business combinations

        The acquisition method is used when a business is acquired. A business may comprise an entity, group of entities or an unincorporated operation including its operating assets and associated liabilities.

        On acquisition date, fair values are attributed to the identifiable assets, liabilities and contingent liabilities. A non-controlling interest at acquisition date is determined as the non-controlling shareholders' proportionate share of the fair value of the net identifiable assets of the entity acquired.

        Fair values of all identifiable assets and liabilities included in the business combination are determined by reference to market values of those or similar items, where available, or by discounting expected future cash flows using the discount rate to present values.

        When an acquisition is achieved in stages (step acquisition), the identifiable assets and liabilities are recognised at their full fair value when control is obtained, and any adjustment to fair values related to these assets and liabilities previously held as an equity interest is recognised in the income statement.

        When there is a change in the interest in a subsidiary after control is obtained, that does not result in a loss in control, the difference between the fair value of the consideration transferred and the amount by which the non-controlling interest is adjusted is recognised directly in the statement of changes in equity.

        The consideration transferred is the fair value of the group's contribution to the business combination in the form of assets transferred, shares issued, liabilities assumed or contingent consideration at the acquisition date. Transaction costs directly attributable to the acquisition are charged to the income statement.

        On acquisition date, goodwill is recognised when the consideration transferred and the recognised amount of non-controlling interests exceeds the fair value of the net identifiable assets of the entity acquired. Goodwill is tested at each reporting date for impairment.

        To the extent that the fair value of the net identifiable assets of the entity acquired exceeds the consideration transferred and the recognised amount of non-controlling interests, the excess is recognised in the income statement on acquisition date.

        The profit or loss realised on disposal or termination of an entity is calculated after taking into account the carrying value of any related goodwill.

Sasol Limited Group

Notes to the Financial Statements (Continued)

A.    Accounting policies and financial reporting terms (Continued)

7.     Other intangible assets

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

8.     Non-current asset or disposal group held for sale

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

        Where a disposal group held for sale will result in the loss of control or joint control of a subsidiary or joint venture, all the assets and liabilities of that subsidiary or joint venture are classified as held for sale, regardless of whether a non-controlling interest in the former subsidiary or joint venture is to be retained after the sale. Proportionate consolidation ceases from the date a joint venture is classified as held for sale.

        Upon classification of a non-current asset or disposal group as held for sale it is reviewed for impairment. The impairment charged to the income statement is the excess of the carrying value of the non-current asset or disposal group over its expected fair value less costs to sell.

        No depreciation or amortisation is provided on non-current assets from the date they are classified as held for sale.

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

9.     Impairment of non-financial assets

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

10.   Financial assets

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

11.   Derivative financial instruments and hedging activities

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

12.   Inventories

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

        Cost is determined as follows:

  •
  Crude oil and other raw materials First-in-first-out valuation method (FIFO);

  •
  Process, maintenance and other materials Weighted average purchase price;

  •
  Work-in-progress Manufacturing costs incurred; and

  •
  Manufactured products including Manufacturing costs according to consignment inventory FIFO.

        Net realisable value is the estimated selling price in the ordinary course of business, less the cost of completion and selling expenses.

13.   Trade and other receivables

        Trade and other receivables are recognised at fair value and subsequently stated at amortised cost. An impairment is recognised when there is evidence that an entity will not be able to collect all amounts due according to the original terms of the receivable. The amount of the impairment is charged to the income statement.

14.   Cash and cash equivalents

        Cash and cash equivalents are stated at carrying value which is deemed to be fair value. Bank overdrafts are offset against cash and cash equivalents in the statement of cash flows.

15.   Cash restricted for use

        Cash which is subject to restrictions on its use is stated separately at carrying value in the statement of financial position.

16.   Share capital

        Issued share capital is stated in the statement of changes in equity at the amount of the proceeds received less directly attributable issue costs.

Sasol Limited Group

Notes to the Financial Statements (Continued)

A.    Accounting policies and financial reporting terms (Continued)

17.   Share repurchase programme

        When Sasol Limited's shares are repurchased by a subsidiary, the amount paid, including directly attributable costs, is disclosed as a deduction from shareholders' equity. Where such shares are subsequently reissued, any consideration received is included in the statement of changes in equity.

18.   Preference shares

        Preference shares are classified as a liabilities if they are redeemable on a specific date or at the option of the shareholders, or if dividend payments are not discretionary. Dividends thereon are charged to the income statement as a finance expense based on the effective interest rate method.

19.   Debt

        Debt, which constitutes a financial liability, includes short-term and long-term debt. Debt is initially recognised at fair value, net of transaction costs incurred and is subsequently stated at amortised cost. Debt is classified as short-term unless the borrowing entity has an unconditional right to defer settlement of the liability for at least twelve months after the reporting date. Debt is derecognised when the obligation in the contract is discharged, cancelled or has expired. Premiums or discounts arising from the difference between the fair value of debt raised and the amount repayable at maturity date are charged to the income statement as finance expenses based on the effective interest rate method.

20.   Leases

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

        Operating leases    Leases of assets under which all the risks and benefits of ownership are effectively retained by the lessor are classified as operating leases. Lease payments under an operating lease are charged to the income statement over the lease term on a straight-line basis unless another basis is more representative of the pattern of use.

21.   Provisions

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

22.   Employee benefits

        Short-term employee benefits    Short-term employee benefits are those that are due to be settled within twelve months after the end of the period in which the services have been rendered. Remuneration of employees is charged to the income statement. An accrual is made for accumulated leave, incentive bonuses and other short-term employee benefits.

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

23.   Deferred income

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

Sasol Limited Group

Notes to the Financial Statements (Continued)

A.    Accounting policies and financial reporting terms (Continued)

        Revenue received prior to delivery occurring or the service being rendered is stated on the statement of financial position as deferred income and is recognised in the income statement when the revenue recognition criteria, detailed below, are met.

24.   Black economic empowerment (BEE) transactions

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

25.   Taxation

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

26.   Trade and other payables

        Trade and other payables are initially recognised at fair value and subsequently stated at amortised cost.

Sasol Limited Group

Notes to the Financial Statements (Continued)

A.    Accounting policies and financial reporting terms (Continued)

27.   Revenue

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

  •
  licence fees and royalties is recognised on an accrual basis;

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

28.   Construction contracts

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

29.   Finance expenses

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

        Where funds are made available from general borrowings and used for the purpose of acquiring or constructing qualifying assets, the amount of finance expenses eligible for capitalisation is determined by applying a capitalisation rate to the expenditures on these assets. The capitalisation rate is the weighted average of the interest rates applicable to the borrowings of the group that are outstanding during the period, other than borrowings made specifically for the purpose of obtaining qualifying assets. The amount of finance expenses capitalised will not exceed the net amount of borrowing costs incurred and interest received on excess borrowings invested.

30.   Dividends payable

        Dividends payable and the related taxation thereon are recognised as a liability in the period in which they are declared.

31.   Segment information

Reporting segments

        The group has nine main reportable segments that comprise the structure used by the Group Executive Committee (GEC) to make key operating decisions and assess performance. The group's reportable segments are operating segments that are differentiated by the activities that each undertakes and the products they manufacture and market (referred to as business segments). Each business utilises different technology, manufacturing and marketing strategies.

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

        The date of delivery related to Sasol Mining is determined in accordance with the contractual agreements entered into with customers which are briefly summarised as follows:

        Delivery terms—Title and risks and rewards of ownership pass to the customer.

        Free on Board (FOB)—When the coal is loaded onto the vessel at Richards Bay Coal Terminal—customer is responsible for shipping and handling costs.

        Free on Barge (Amsterdam)—When the coal is loaded from Overslag Bedrijf Amsterdam stockpile onto the customer vessel—seller is responsible for shipping and handling costs, these are however recovered from the customer.

        Cost Insurance Freight (CIF) and Cost Freight Railage (CFR)—When the coal is loaded into the vessel—seller is responsible for shipping and handling costs which are included in the selling price.

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

        Sasol Oil sells liquid fuel products under both short-term and long-term agreements for both retail sales and commercial sales including sales to other oil companies. The prices are regulated and fixed by South African law for retail sales, and the prices are fixed and determinable according to the specific contract with periodic price adjustments for commercial sales and sales to other oil companies. Laboratory tests of the fuel specifications and content are performed prior to delivery. Turnover is recognised under the following arrangements:

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

Sasol Petroleum International (SPI)

        SPI develops and manages upstream interests in oil and gas exploration and production in Mozambique, South Africa, Gabon, Papua New Guinea, Australia and Nigeria. It produces gas from Mozambique's Temane field and oil in Gabon through its share in the offshore Etame field.

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

Sasol Solvents

        Sasol Solvents primarily manufactures and markets globally a range of oxygenated solvents, co-monomers and chemical intermediates to various industries.

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

        The date of delivery related to the above Chemical cluster is determined in accordance with the contractual agreements entered into with customers which are briefly summarised as follows:

Delivery terms—Title and risks and rewards of ownership pass to the customer

        Ex-Tank sales—When products are loaded into the customer's vehicle or unloaded from the seller's storage tanks.

        Ex works (EXW)—When products are loaded into the customers vehicle or unloaded at the sellers premises.

        Carriage Paid To (CPT)—On delivery of products to a specified location (main carriage is paid for by the seller).

        Free on Board (FOB)—When products are loaded into the transport vehicle—customer is responsible for shipping and handling costs.

        Cost Insurance Freight (CIF) and Cost Freight Railage (CFR)—When products are loaded into the transport vehicle—seller is responsible for shipping and handling costs which are included in the selling price.

        Proof of Delivery (POD)—When products are delivered to and signed for by the customer.

        Consignment Sales—As and when products are consumed by the customer.

Other Businesses

        Other businesses include the group's treasury, research and development activities and central administration activities as well as alternative energy activities.

33.   Critical accounting estimates and judgements

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

        Management continually evaluate estimates and judgements based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions are recognised in the period in which the estimates are reviewed and in any future periods affected.

34.   Comparative figures

        Comparative figures are reclassified or restated as necessary to afford a proper and more meaningful comparison of results as set out in the affected notes to the financial statements.

        During the year under review, the group reclassified amounts previously included in other payables as short-term deferred income, having risks and rewards more closely aligned to revenue received in advance.

        During the year under review, the group reclassified amounts relating to employee related payables previously included in other short-term provisions as part of other payables, having risks and rewards more closely aligned to accruals.

        Certain additional disclosure has been provided in respect of the current year. To the extent practicable, comparative information has also been provided.

Sasol Limited Group
Notes to the Financial Statements (Continued)

B.    Business segment information

	Property, plant and equipment, assets under construction and other intangible assets		Other non-current assets*		Current assets		Total consolidated assets*		Non-current liabilities*		Current liabilities*		Total consolidated liabilities*

	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008

	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm
South African energy cluster	36 629	30 299	580	610	12 569	17 895	49 778	48 804	8 233	7 007	7 520	8 135	15 753	15 142
Mining	4,930	4 112	417	386	600	776	5 947	5 274	844	746	792	788	1 636	1 534
Gas	5 934	5 421	3	16	446	533	6 383	5 970	2 194	2 285	373	404	2 567	2 689
Synfuels	20 659	16 486	66	111	2 483	1 675	23 208	18 272	2 837	1 874	1 372	1 472	4 209	3 346
Oil	5 031	4 280	94	97	9 031	14 906	14 156	19 283	2 358	2 102	4 983	5 471	7 341	7 573
Other	75	—	—	—	9	5	84	5	—	—	—	—	—	—
International energy cluster	10 000	8 806	1 510	5	2 569	6 331	14 079	15 142	1 292	3 768	3 141	1 812	4 433	5 580
Synfuels International	5 091	4 928	1 510	5	2 066	5 959	8 667	10 892	366	2 813	2 645	1 482	3 011	4 295
Petroleum International	4 909	3 878	—	—	503	372	5 412	4 250	926	955	496	330	1 422	1 285
Chemical cluster	36 810	38 201	3 543	3 565	20 059	27 935	60 412	69 701	6 790	7 567	8 274	11 735	15 064	19 302
Polymers	18 113	19 239	1 632	1 641	4 729	4 496	24 474	25 376	2 378	2 914	2 062	2 349	4 440	5 263
Solvents	9 294	9 457	404	454	4 223	5 458	13 921	15 369	651	646	1 148	1 706	1 799	2 352
Olefins & Surfactants	5 321	5 914	846	746	7 038	12 111	13 205	18 771	1 948	2 361	2 891	5 049	4 839	7 410
Other	4 082	3 591	661	724	4 069	5 870	8 812	10 185	1 813	1 646	2 173	2 631	3 986	4 277
Other businesses	2 495	1 624	103	726	17 787	2 662	20 385	5 012	7 923	6 822	6 605	4 303	14 528	11 125

Total	85 934	78 930	5 736	4 906	52 984	54 823	144 654	138 659	24 238	25 164	25 540	25 985	49 778	51 149

*
Excludes tax and deferred tax.

Sasol Limited Group
Notes to the Financial Statements (Continued)

B.    Business segment information (Continued)

	External turnover			Intersegment turnover			Total turnover			Translation (losses)/gains			Effect of remeasurement items (before tax) (refer note 42)			Operating profit/(losses)			Contribution to attributable earnings

	2009	2008	2007	2009	2008	2007	2009	2008	2007	2009	2008	2007	2009	2008	2007	2009	2008	2007	2009	2008	2007

	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm
South African energy cluster	58 167	58 515	42 561	45 191	46 275	34 458	103 358	104 790	77 019	(48)	96	(160)	141	(116)	291	28 684	28 048	21 775	19 628	18 251	14 090
Mining	2 885	2 470	1 694	5 412	5 009	4 348	8 297	7 479	6 042	7	(7)	(11)	3	(7)	(13)	1 593	1 393	1 171	1 163	1 053	814
Gas	2 829	2 563	2 075	2 837	2 134	1 627	5 666	4 697	3 702	(31)	(6)	(8)	4	(104)	370	2 424	1 785	1 936	1 344	904	1 163
Synfuels	1 367	982	976	36 334	38 634	28 108	37 701	39 616	29 084	(152)	(5)	1	137	(25)	(64)	25 188	19 416	16 251	17 643	13 582	11 076
Oil	51 086	52 500	37 816	608	498	375	51 694	52 998	38 191	130	114	(142)	(3)	20	(2)	(351)	5 507	2 417	(353)	2 765	1 037
Other	—	—	—	—	—	—	—	—	—	(2)	—	—	—	—	—	(170)	(53)	—	(169)	(53)	—
International energy cluster	4 183	3 016	842	983	748	623	5 166	3 764	1 465	194	(2)	(47)	795	(369)	—	880	383	(463)	(153)	318	(726)
Synfuels International	3 027	1 788	65	—	5	—	3 027	1 793	65	(13)	(16)	(15)	777	(396)	—	(235)	(621)	(763)	(505)	(189)	(653)
Petroleum International	1 156	1 228	777	983	743	623	2 139	1 971	1 400	207	14	(32)	18	27	—	1 115	1 004	300	352	507	(73)
Chemical cluster	75 315	68 187	54 296	6 598	5 509	4 584	81 913	73 696	58 880	190	153	(46)	510	(294)	538	(2 244)	6 605	4 292	(2 773)	5 627	3 921
Polymers	15 326	11 162	9 305	199	142	105	15 525	11 304	9 410	44	296	12	(1)	12	(9)	946	1 511	1 089	1 016	1 485	1 443
Solvents	16 317	15 585	12 509	1 798	1 597	1 257	18 115	17 182	13 766	1	404	(1)	158	(104)	(146)	495	2 382	1 104	191	2 015	742
Olefins & Surfactants	28 867	28 125	22 012	667	655	570	29 534	28 780	22 582	84	32	(48)	106	27	707	(160)	1 512	1 140	(143)	1 279	1 241
Other	14 805	13 315	10 470	3 934	3 115	2 652	18 739	16 430	13 122	61	(579)	(9)	247	(229)	(14)	(3 525)	1 200	959	(3 837)	848	495
Other businesses	171	225	428	5 038	4 048	2 416	5 209	4 273	2 844	(502)	53	21	23	81	311	(2 654)	(1 220)	17	(3 054)	(1 779)	(255)

Total	137 836	129 943	98 127	57 810	56 580	42 081	195 646	186 523	140 208	(166)	300	(232)	1 469	(698)	1 140	24 666	33 816	25 621	13 648	22 417	17 030

Sasol Limited Group

Notes to the Financial Statements (Continued)

B.    Business segment information (continued)

	Cash flow information									Capital commitments
	Cash flow from operations (refer note 50)			Depreciation and amortisation			Additions to non-current assets			Property, plant and equipment			Other intangible assets			Number of employees

	2009	2008	2007	2009	2008	2007	2009	2008	2007	2009	2008	2007	2009	2008	2007	2009	2008	2007

	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	number	number	number
South African energy cluster	32 784	30 513	22 865	(2 289)	(2 146)	(2 026)	8 758	4 531	3 578	18 402	13 575	9 501	46	12	16	14 622	14 525	13 754
Mining	2 437	2 077	1 716	(619)	(650)	(659)	1 427	997	927	4 107	781	654	16	9	10	7 139	7 329	6 904
Gas	2 778	2 192	1 856	(310)	(289)	(271)	834	466	214	724	1 110	1 410	26	—	—	263	218	217
Synfuels	27 346	20 185	16 430	(816)	(720)	(631)	5 144	2 305	1 874	11 732	10 656	6 864	4	1	6	5 078	4 791	4 586
Oil	393	6 112	2 863	(544)	(487)	(465)	1 278	762	563	1 839	1 028	573	—	2	—	2 142	2 187	2 047
Other	(170)	(53)	—	—	—	—	75	1	—	—	—	—	—	—	—	—	—	—
International energy cluster	2 453	2 401	1 089	(706)	(537)	(346)	2 432	2 637	3 415	3 105	7 198	5 902	7	9	1	659	730	855
Synfuels International	1 113	1 157	540	(386)	(286)	(90)	657	1 508	2 544	798	3 448	3 414	2	1	1	395	458	629
Petroleum International	1 340	1 244	549	(320)	(251)	(256)	1 775	1 129	871	2 307	3 750	2 488	5	8	—	264	272	226
Chemical cluster	2 545	9 303	5 161	(2 993)	(2 365)	(1 529)	3 397	3 168	4 642	3 099	3 398	2 747	24	33	13	12 539	12 842	12 242
Polymers	2 211	2 479	1 815	(1 205)	(783)	(544)	668	1 001	2 042	504	559	753	12	19	3	2 221	2 178	1 815
Solvents	1 348	2 979	1 583	(546)	(477)	(434)	666	939	1 087	706	1 021	946	9	10	—	1 762	1 839	1 754
Olefins & Surfactants	1 020	2 204	657	(854)	(775)	(219)	862	555	1 095	604	912	443	3	3	7	2 936	3 143	3 279
Other	(2 034)	1 641	1 106	(388)	(330)	(332)	1 201	673	418	1 285	906	605	—	1	3	5 620	5 682	5 394
Other businesses	30	341	(497)	(257)	(164)	(121)	1 085	519	410	519	782	387	107	41	8	5 724	5 831	5 009

Total	37 812	42 558	28 618	(6 245)	(5 212)	(4 022)	15 672	10 855	12 045	25 125	24 953	18 537	184	95	38	33 544	33 928	31 860

 Sasol Limited Group

Notes to the Financial Statements (Continued)

B.    Business segment information (continued)

Geographic segment information

	Total turnover			External turnover			Operating profit/(loss)			Total consolidated assets*		Additions to non-current assets (by location of assets)		Capital commitments of non-current assets

	2009	2008	2007	2009	2008	2007	2009	2008	2007	2009	2008	2009	2008	2009	2008

	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm
South Africa	125 417	122 533	91 490	68 561	67 632	50 908	25 727	26 877	22 259	93 739	79 511	11 674	6 914	21 495	16 850
Rest of Africa	7 144	7 842	6 373	7 121	7 098	5 747	(288)	1 044	701	8 423	10 067	1 790	2 060	2 144	6 380
Mozambique	282	898	899	259	154	275	92	462	(13)	5 300	4 611	1 334	909	1 856	3 439
Nigeria	556	456	142	556	456	140	(717)	(298)	(15)	1 947	4 350	—	1 012	153	2 674
Rest of Africa	6 306	6 488	5 332	6 306	6 488	5 332	337	880	729	1 176	1 106	456	139	135	267
Europe	31 901	29 882	23 060	31 230	29 204	22 448	(3 050)	3 263	1 757	17 801	22 115	1 158	988	974	1 340
Germany	8 824	8 904	7 060	8 183	8 262	6 513	(3 504)	114	190	7 969	9 917	795	469	785	940
Italy	3 567	3 738	3 154	3 563	3 734	3 153	(155)	115	1 108	2 282	4 105	239	145	71	232
Rest of Europe	19 510	17 240	12 846	19 484	17 208	12 782	609	3 034	459	7 550	8 093	124	374	118	168
North America	14 727	14 148	11 310	14 692	14 094	11 258	329	991	691	6 615	8 177	439	89	301	302
United States of America	13 549	12 926	10 398	13 514	12 872	10 346	258	905	779	6 459	8 006	439	89	301	302
Rest of North America	1 178	1 222	912	1 178	1 222	912	71	86	(88)	156	171		—		—
South America	2 211	2 592	1 387	2 211	2 592	1 387	668	849	(5)	192	453	—	—	—	—
Southeast Asia and Australasia	3 532	2 628	1 943	3 414	2 548	1 890	186	581	214	1 924	2 241	22	7	190	—
Middle East and India	5 838	2 740	1 695	5 818	2 733	1 672	1 409	(7)	(125)	14 363	14 059	566	729	199	164
Iran	1 934	301	103	1 934	298	82	1 080	(45)	(3)	7 541	8 346	263	457	104	96
Qatar	27	154	19	26	151	11	(223)	(298)	(282)	5 544	5 044	301	268	95	68
Rest of Middle East and India	3 877	2 285	1 573	3 858	2 284	1 579	552	336	160	1 278	669	2	4	—	—
Far East	4 876	4 158	2 950	4 789	4 042	2 817	(315)	218	129	1 597	2 036	23	68	6	12

	195 646	186 523	140 208	137 836	129 943	98 127	24 666	33 816	25 621	144 654	138 659	15 672	10 855	25 309	25 048

*
Excludes deferred tax.

Sasol Limited Group

Notes to the Financial Statements (Continued)

C.    Other explanatory notes to the financial statements

Changes to comparative information

Note
Reclassification of comparative information	1
Accounting standards not yet effective	2

1      Reclassification of comparative information

1.1   Reclassification from other payables to short-term deferred income

        The group has reclassified amounts previously included in other payables as part of short-term deferred income, having risks and rewards more closely aligned to revenue received in advance. Management concluded that the classification of these amounts as short-term deferred income better reflects the underlying nature of the liability. The reclassification had no impact on earnings.

        The effect of the reclassification in the statement of financial position is:

2008
Rm
Short-term deferred income
Balance as previously reported	167
Effect of reclassification from other payables	209

Restated balance	376

Other payables
Balance as previously reported	3 686
Effect of reclassification to short-term deferred income	(209)

Restated balance	3 477

1.2   Reclassification from other short-term provisions to other payables

        The group has reclassified amounts relating to employee related payables previously included in other short-term provisions as part of other payables, having risks and rewards more closely aligned to accruals. Management concluded that the classification of these amounts as other payables better reflects the underlying nature of the liability. The reclassification had no impact on earnings.

Sasol Limited Group

Notes to the Financial Statements (Continued)

1      Reclassification of comparative information (Continued)

        The effect of the reclassification in the statement of financial position is:

2008
Rm
Short-term provisions—Employee provisions
Balance as previously reported	998
Effect of reclassification to other payables	(868)

Restated balance	130

Other payables—Employee related payables
Balance as previously reported	1 722
Effect of reclassification from short-term provisions	868

Restated balance	2 590

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

Sasol Limited Group

Notes to the Financial Statements (Continued)

Non-current assets

	Note	2009	2008

		Rm	Rm
Property, plant and equipment	3	70 370	66 273
Assets under construction	4	14 496	11 693
Goodwill	5	805	874
Other intangible assets	6	1 068	964
Investments in securities	7	574	557
Investments in associates	8	2 170	830
Post-retirement benefit assets	9	716	571
Long-term receivables and prepaid expenses	10	1 456	1 385
Long-term financial assets	11	15	689
Deferred tax assets	23	1 184	1 453

		92 854	85 289

Sasol Limited Group

Notes to the Financial Statements (Continued)

3      Property, plant and equipment

	Note	2009	2008

		Rm	Rm
Cost
Balance at beginning of year		123 526	99 309
Acquisition of businesses	55	17	(222)
Additions		2 742	2 111
to enhance existing operations		2 223	1 712
to expand operations		519	399
Finance expenses capitalised	40	—	6
Transfer from assets under construction	4	9 347	16 698
Net transfer to other intangible assets	6	(3)	(3)
Transfer to inventories		(62)	(148)
Net reclassification to held for sale		(618)	—
Translation of foreign operations	47	(3 923)	7 031
Disposal of businesses	56	(1)	(2)
Disposals and scrapping		(1 465)	(1 254)

Balance at end of year		129 560	123 526

Comprising
Land		1 075	885
Buildings and improvements		6 859	6 946
Retail convenience centres		1 263	1 184
Plant, equipment and vehicles		107 329	104 108
Mineral assets		13 034	10 403

		129 560	123 526

Accumulated depreciation and impairment
Balance at beginning of year		57 253	48 698
Acquisition of businesses	55	—	(322)
Current year charge	35	6 059	5 020
Impairment of property, plant and equipment	42	294	447
Reversal of impairment of property, plant and equipment	42	—	(381)
Net transfer (to)/from other intangible assets	6	(2)	2
Transfer to inventories		(19)	(51)
Net reclassification to held for sale		(596)	—
Translation of foreign operations	47	(2 509)	4 949
Disposal of businesses	56	(1)	—
Disposals and scrapping		(1 289)	(1 109)

Balance at end of year		59 190	57 253

Sasol Limited Group

Notes to the Financial Statements (Continued)

3      Property, plant and equipment (Continued)

	Note	2009	2008

		Rm	Rm
Comprising
Land		224	253
Buildings and improvements		3 317	3 352
Retail convenience centres		280	222
Plant, equipment and vehicles		49 774	48 417
Mineral assets		5 595	5 009

		59 190	57 253

Carrying value
Land		851	632
Buildings and improvements		3 542	3 594
Retail convenience centres		983	962
Plant, equipment and vehicles		57 555	55 691
Mineral assets		7 439	5 394

Balance at end of year		70 370	66 273

Business segmentation
South African energy cluster		27 314	25 752
Mining		4 672	3 962
Gas		5 049	5 097
Synfuels		13 361	12 853
Oil		4 157	3 840
Other SA Energy		75	—
International energy cluster		7 909	5 928
Synfuels International		4 698	4 240
Petroleum International		3 211	1 688
Chemical cluster		33 625	33 660
Polymers		17 465	16 506
Solvents		8 467	8 922
Olefins & Surfactants		4 632	5 358
Other		3 061	2 874
Other businesses		1 522	933

Total operations		70 370	66 273

Sasol Limited Group

Notes to the Financial Statements (Continued)

3      Property, plant and equipment (Continued)

2009	Land	Buildings and improvements	Retail convenience centres	Plant, equipment and vehicles	Mineral assets	Total

	Rm	Rm	Rm	Rm	Rm	Rm
Cost
Balance at beginning of year	885	6 946	1 184	104 108	10 403	123 526
Acquisition of businesses	3	14	—	—	—	17
Additions	288	77	65	1 150	1 162	2 742
to enhance existing operations	55	73	3	927	1 165	2 223
to expand operations	233	4	62	223	(3)	519
Reclassification of property, plant and equipment	—	(16)	—	18	(2)	—
Transfer from assets under construction	—	312	17	7 118	1 900	9 347
Net transfer to other intangible assets	—	—	—	(3)	—	(3)
Transfer to inventories	—	—	—	(24)	(38)	(62)
Net reclassification to held for sale	(26)	(66)	—	(526)	—	(618)
Translation of foreign operations	(74)	(386)	(3)	(3 366)	(94)	(3 923)
Disposal of businesses	—	—	—	(1)	—	(1)
Disposals and scrapping	(1)	(22)	—	(1 145)	(297)	(1 465)

Balance at 30 June 2009	1 075	6 859	1 263	107 329	13 034	129 560

Accumulated depreciation and impairment
Balance at beginning of year	253	3 352	222	48 417	5 009	57 253
Current year charge	1	306	59	4 782	911	6 059
Impairment of property, plant and equipment	4	5	—	285	—	294
Reclassification of property, plant and equipment	—	—	—	(7)	7	—
Transfer from other intangible assets	—	—	—	(2)	—	(2)
Transfer to inventories	—	—	—	—	(19)	(19)
Net reclassification to held for sale	(5)	(65)	—	(526)	—	(596)
Translation of foreign operations	(29)	(261)	(1)	(2 193)	(25)	(2 509)
Disposal of businesses	—	—	—	(1)	—	(1)
Disposals and scrapping	—	(20)	—	(981)	(288)	(1 289)

Balance at 30 June 2009	224	3 317	280	49 774	5 595	59 190

Carrying value at 30 June 2009	851	3 542	983	57 555	7 439	70 370

Carrying value at 30 June 2008	632	3 594	962	55 691	5 394	66 273

Sasol Limited Group

Notes to the Financial Statements (Continued)

3      Property, plant and equipment (Continued)

	2009	2008

	Rm	Rm
Additions to property, plant and equipment (cash flow)
To enhance existing operations	1 980	1 768
current year additions	2 223	1 712
adjustments for non-cash items
movement in environmental provisions capitalised	(243)	56
To expand operations	519	399

Per the statement of cash flows	2 499	2 167

Additional disclosures
Leased assets
Carrying value of capitalised leased assets (included in plant, equipment and vehicles)	932	845
cost	1 267	1 228
accumulated depreciation	(335)	(383)
Finance lease additions included in additions above	94	55
Replacement information
Estimated replacement cost of property, plant and equipment	393 139	343 602
Cost of assets not replaceable	2 902	2 845
Cost price of fully depreciated and fully impaired assets still in use	12 064	17 005
Carrying value of assets committed as security for debt (refer note 18)	10 961	12 966

Depreciation rates
Buildings and improvements	2–5%
Retail convenience centres	3–5%
Plant	4–25%
Equipment	10–33%
Vehicles	20–33%
Mineral assets	Life of related reserve base

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

Notes to the Financial Statements (Continued)

3      Property, plant and equipment (Continued)

Capital commitments

        Capital commitments, excluding capitalised interest, include all projects for which specific board approval has been obtained up to the reporting date. Projects still under investigation for which specific board approvals have not yet been obtained are excluded from the following:

	2009	2008

	Rm	Rm
Authorised and contracted for	22 354	24 258
Authorised but not yet contracted for	16 898	17 662
Less expenditure to the end of year	(14 127)	(16 967)

	25 125	24 953

to enhance existing operations	10 296	8 567
to expand operations	14 829	16 386
Comprising
Subsidiary companies	24 547	21 755
Proportionate share of joint ventures	578	3 198
as per joint venture disclosure		675
Escravos GTL (EGTL)*		2 523

	25 125	24 953

*
Relates to the capital commitments of Sasol's 37,5% interest in EGTL that was classified as an asset held for sale during 2008. During 2009, the interest in EGTL has been reduced to 10% and the remaining capital commitments have been disclosed as part of the investments in associates note (refer note 8).

	2009	2008

	Rm	Rm
Estimated expenditure
Within one year	13 894	16 973
One to two years	8 862	5 382
Two to three years	2 285	1 861
Three to four years	84	353
Four to five years	—	169
More than five years	—	215

	25 125	24 953

Sasol Limited Group

Notes to the Financial Statements (Continued)

3      Property, plant and equipment (Continued)

	2009	2008

	Rm	Rm
Business segmentation
South African energy cluster	18 402	13 575
Mining	4 107	781
Gas	724	1 110
Synfuels	11 732	10 656
Oil	1 839	1 028
International energy cluster	3 105	7 198
Synfuels International	798	3 448
Petroleum International	2 307	3 750
Chemical cluster	3 099	3 398
Polymers	504	559
Solvents	706	1 021
Olefins & Surfactants	604	912
Other	1 285	906
Other businesses	519	782

Total operations	25 125	24 953

Sasol Limited Group

Notes to the Financial Statements (Continued)

3      Property, plant and equipment (Continued)

Significant commitments at 30 June 2009 include:

Project	Business unit	2009	2008

		Rm	Rm
Mozambique natural gas pipeline	Gas	382	889
Power generation with open cycle turbines	Synfuels	1 154	2 321
Gas heat exchange reformers	Synfuels	1 070	1 259
Steam turbines at steam plant	Synfuels	862	—
16th Oxygen train	Synfuels	707	1 140
Improvement of Synthol total feed processors	Synfuels	640	—
Additional gasifiers in gas production	Synfuels	396	—
Oxygen ESD replacement	Synfuels	357	472
Ash lock refurbishment	Synfuels	354	—
Water recovery growth	Synfuels	345	—
10th SAS reactor	Synfuels	227	431
Refurbishment of the utility cooling water towers	Synfuels	249	—
Electrical infrastructure expansion	Synfuels	244	405
Project Turbo	Synfuels	448	338
Combined waste heat boilers	Synfuels	226	271
Air heaters	Synfuels	281	268
Secunda—Natref pipeline	Oil	572	—
Alterations to dispatch loading area	Oil	187	240
3rd Catalyst plant in Sasolburg, South Africa	Synfuels International	593	690
Mozambique development	Petroleum International	1 848	3 359
2nd Maleic Anhydride train	Solvents	363	488
Infrachem laboratory	Infrachem	239	224
Other projects	Various	13 381	12 158

		25 125	24 953

Funding

        Capital expenditure will be financed from funds generated out of normal business operations, existing borrowing facilities and specific project financing.

Sasol Limited Group

Notes to the Financial Statements (Continued)

4      Assets under construction

	Note	2009	2008

		Rm	Rm
Cost
Balance at beginning of year		11 693	24 611
Acquisition of businesses	55	—	(16)
Disposal of businesses	56	—	—
Additions		12 981	8 886
to enhance existing operations		5 665	4 023
to expand operations		7 316	4 863
Finance expenses capitalised	40	34	1 580
Impairment of assets under construction	42	(19)	(371)
Write off of unsuccessful exploration wells	42	(16)	—
Transfer to inventories		(2)	—
Reclassification of Escravos GTL to held for sale	12	—	(7 235)
Projects capitalised		(9 655)	(16 809)
property, plant and equipment	3	(9 347)	(16 698)
intangible assets	6	(308)	(111)
Translation of foreign operations	47	88	1 066
Disposals and scrapping		(608)	(19)

Balance at end of year		14 496	11 693

Comprising
Property, plant and equipment under construction		13 085	10 618
Other intangible assets under construction		90	164
Exploration assets		1 321	911

		14 496	11 693

Business segmentation
South African energy cluster		9 152	4 350
Mining		254	147
Gas		862	308
Synfuels		7 224	3 550
Oil		812	345
International energy cluster		2 078	2 845
Synfuels International		382	664
Petroleum International		1 696	2 181
Chemical cluster		2 464	3 836
Polymers		444	2 675
Solvents		607	291
Olefins & Surfactants		501	287
Other		912	583
Other businesses		802	662

		14 496	11 693

Sasol Limited Group

Notes to the Financial Statements (Continued)

4      Assets under construction (Continued)

2009	Property, plant and equipment under construction	Other intangible assets under construction	Exploration assets	Total

	Rm	Rm	Rm	Rm
Cost
Balance at 30 June 2008	10 618	164	911	11 693
Additions	11 829	229	923	12 981
to enhance existing operations	5 543	122	—	5 665
to expand operations	6 286	107	923	7 316
Finance expenses capitalised	34	—	—	34
Impairment of assets under construction	(19)	—	—	(19)
Write off of unsuccessful exploration wells	—	—	(16)	(16)
Transfer to inventories	—	—	(2)	(2)
Projects capitalised	(9 347)	(308)	—	(9 655)
Translation of foreign operations	88	5	(5)	88
Disposals and scrapping	(118)	—	(490)	(608)

Balance at 30 June 2009	13 085	90	1 321	14 496

	Note	2009	2008

		Rm	Rm
Additions to assets under construction (cash flow)
To enhance existing operations		5 684	3 825
current year additions		5 665	4 023
adjustments for non-cash items
cash flow hedge accounting		19	(198)
environmental provisions capitalised		—	—
To expand operations		7 363	4 846
current year additions		7 316	4 863
adjustments for non-cash items
cash flow hedge accounting		47	(17)

Per the statement of cash flows		13 047	8 671

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

Capital expenditure

Significant projects to enhance operations include:

        The most significant expenditure to enhance existing operations is at Sasol Synfuels which includes the selective catalytic cracker baseline optimisation programme project amounting to R206 million and

Sasol Limited Group

Notes to the Financial Statements (Continued)

4      Assets under construction (Continued)

the sulphuric acid plant of R134 million (2008—R280 million). Other projects include mining renewal, refurbishment projects and smaller waste and environment related projects.

Significant projects to expand operations include:

Project	Business unit	2009	2008

		Rm	Rm
Pipeline expansion—1st compressor	Gas	532	—
Power generation with open cycle turbines	Synfuels	1 077	—
16th Oxygen train	Synfuels	507	304
10th SAS reactor	Synfuels	316	—
Oryx GTL and Escravos GTL	Synfuels International	—	865
3rd Catalyst plant in Sasolburg, South Africa	Synfuels International	221	—
2nd Catalyst plant, The Netherlands	Synfuels International	—	366
Mozambique expansion	Petroleum International	1 203	454
Petroleum West Africa development	Petroleum International	429	235
Project Turbo	Polymers	86	362
Arya Sasol Polymers (Iran)	Polymers	166	457
2nd and 3rd Octene trains	Solvents	298	323
Fischer-Tropsch Wax expansion project	Wax	227	—
Other projects	Various	2 254	1 480

		7 316	4 846

5      Goodwill

	Note	2009	2008

		Rm	Rm
Balance at beginning of year		874	586
Acquisition of businesses	55	—	144
Translation of foreign operations	47	(69)	144

Carrying value at end of year		805	874

Business segmentation
Olefins & Surfactants		222	250
Solvents		220	249
Wax		183	195
Nitro		95	95
Oil		85	85

Total operations		805	874

        For the purposes of impairment testing, goodwill is allocated to the smallest cash generating unit. Impairment testing in respect of goodwill is performed at each reporting date by comparing the recoverable amount based on value-in-use of the cash generating unit to the carrying amount as described in note 42.

Sasol Limited Group

Notes to the Financial Statements (Continued)

6      Other intangible assets

	Note	2009	2008

		Rm	Rm
Cost
Balance at beginning of year		2 992	2 861
Acquisition of businesses	55	3	49
Additions		363	274
to enhance existing operations		209	267
to expand operations		154	7
Net transfer from property, plant and equipment	3	3	3
Assets under construction capitalised	4	308	111
Transfer from inventories		—	1
Net reclassification to held for sale		(7)	—
Translation of foreign operations	47	(209)	315
Disposals and scrapping		(386)	(622)

Balance at end of year		3 067	2 992

Comprising
Software		1 121	1 177
Patents and trademarks		982	896
Emission rights		297	305
Other intangible assets		667	614

		3 067	2 992

Sasol Limited Group

Notes to the Financial Statements (Continued)

6      Other intangible assets (Continued)

	Note	2009	2008

		Rm	Rm
Accumulated amortisation and impairment
Balance at beginning of year		2 028	2 232
Acquisition of businesses		—	(7)
Current year charge	35	186	192
Impairment of assets	42	137	3
Net transfer from/(to) property, plant and equipment	3	2	(2)
Net reclassification to held for sale		(7)	—
Translation of foreign operations	47	(99)	196
Disposals and scrapping		(248)	(586)

Balance at end of year		1 999	2 028

Comprising
Software		846	932
Patents and trademarks		705	738
Emission rights		77	7
Other intangible assets		371	351

		1 999	2 028

Carrying value
Software		275	245
Patents and trademarks		277	158
Emission rights		220	298
Other intangible assets		296	263

		1 068	964

Sasol Limited Group

Notes to the Financial Statements (Continued)

6      Other intangible assets (Continued)

2009	Software	Patents and trademarks	Emission rights	Other intangible assets	Total

	Rm	Rm	Rm	Rm	Rm
Cost
Balance at 30 June 2008	1 177	896	305	614	2 992
Acquisition of businesses	—	—	—	3	3
Additions	19	4	236	104	363
to enhance existing operations	19	3	183	4	209
to expand operations	—	1	53	100	154
Net transfer from property, plant and equipment	3	—	—	—	3
Assets under construction capitalised	121	187	—	—	308
Net reclassification to held for sale	—	—	(7)	—	(7)
Translation of foreign operations	(24)	(97)	(34)	(54)	(209)
Disposals and scrapping	(175)	(8)	(203)	—	(386)

Balance at 30 June 2009	1 121	982	297	667	3 067

Accumulated amortisation and impairment
Balance at 30 June 2008	932	738	7	351	2 028
Current year charge	108	28	—	50	186
Impairment of assets	—	—	137	—	137
Transfer to property, plant and equipment	2	—	—	—	2
Net reclassification to held for sale	—	—	(7)	—	(7)
Translation of foreign operations	(20)	(56)	7	(30)	(99)
Disposals and scrapping	(176)	(5)	(67)	—	(248)

Balance at 30 June 2009	846	705	77	371	1 999

Carrying value at 30 June 2009	275	277	220	296	1 068

Carrying value at 30 June 2008	245	158	298	263	964

        All intangible assets were acquired from third parties.

Additions to other intangible assets (cash flow)	2009	2008

	Rm	Rm
To enhance existing operations	25	10
current year additions	209	267
adjustments for non-cash item emission rights received	(184)	(257)
To expand operations	101	7
current year additions	154	7
adjustments for non-cash item emission rights received	(53)	—
Per the statement of cash flows	126	17

Sasol Limited Group

Notes to the Financial Statements (Continued)

6      Other intangible assets (Continued)

Additional disclosures	2009	2008

	Rm	Rm
Cost price of fully amortised and fully impaired assets still in use	990	1 045
Amortisation rates
Software	17–33%
Patents and trademarks	20%

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

	2009	2008

	Rm	Rm
Estimated future aggregate amortisation
Within one year	195	167
One to two years	147	113
Two to three years	124	83
Three to four years	88	65
Four to five years	170	38
More than five years	124	200

	848	666
Assets not subject to amortisation (emission rights)	220	298

	1 068	964

	2009	2008

	Rm	Rm
Business segmentation of emission rights
Olefins & Surfactants	136	212
Solvents	41	69
Wax	9	14
Financing	31	—
Merisol	3	3

	220	298

        The recoverable amount of emission rights is determined based on the quoted related market price thereof. Emission rights can be utilised over indefinite future years as there are no limitations placed thereon.

Sasol Limited Group

Notes to the Financial Statements (Continued)

6      Other intangible assets (Continued)

Capital commitments

        Capital commitments include all projects for which specific board approval has been obtained at the reporting date. Projects still under investigation for which specific board approvals have not yet been obtained are excluded from the following:

	2009	2008

	Rm	Rm
Authorised and contracted for	138	199
Authorised but not yet contracted for	140	60
Less expenditure to the end of year	(94)	(164)

	184	95

        These capital commitments are in respect of subsidiary companies only.

Funding

        Capital expenditure will be financed from funds generated out of normal business operations, existing borrowing facilities and specific project financing.

7      Investments in securities

	Note	2009	2008

		Rm	Rm
Investments available-for-sale	7.1	264	288
long-term investments		187	210
short-term investment*		77	78
Investments held-to-maturity	7.2	387	347

Investments in securities per statement of financial position		651	635

long-term portion		574	557
short-term portion		77	78

*
Since 2006, sEnergy Insurance Limited suspended its underwriting activities and is currently in the process of discharging its liabilities and settling all claims in full. The company will be liquidated. It is expected that Sasol's initial investment in the company will be repaid within the next year, once this process had been completed.

Sasol Limited Group

Notes to the Financial Statements (Continued)

7      Investments in securities (Continued)

7.1   Investments available-for-sale

	Note	2009	2008

		Rm	Rm
At cost
Balance at beginning of year		288	230
Investments purchased		9	6
Investments sold		(7)	—
Impairment of investments	42	(8)	—
Revaluation to fair value		—	(1)
Disposal of businesses		7	—
Transfer to investments in associates		—	(1)
Translation of foreign operations	47	(25)	54

Balance at end of year		264	288

Fair value of investments available-for-sale

        The fair value of the unlisted equity investments cannot be determined as there is no market price information available on these investments. According to management's valuation, these investments are carried at their original cost less impairment in the statement of financial position.

Name	Country of incorporation	Nature of business	Interest	2009	2008

			%	Rm	Rm
Investments available-for-sale
Aetylen Rohrleitungsgesellschaft GmbH & Co KG	Germany	Pipeline business	20	157	185
sEnergy Insurance Limited	Bermuda	Insurance	6	77	78
Other			various	30	25

				264	288

        Except for the investment in sEnergy Insurance Limited, the unlisted investments represent strategic investments of the group and are long-term in nature as management has no intention of disposing of these investments in the foreseeable future.

7.2   Investments held-to-maturity

	2009	2008

	Rm	Rm
At amortised cost
Balance at beginning of year	347	312
Reinvestment of funds	40	35

Balance at end of year	387	347

Sasol Limited Group

Notes to the Financial Statements (Continued)

7      Investments in securities (Continued)

Fair value of investments held-to-maturity

        The fair value of investments held-to-maturity is determined using a discounted cash flow method using market related rates at 30 June. The market related rates used to discount estimated cash flows were between 11,5% and 11,8% (2008—10,0% and 10,1%).

	Carrying value 2009	Fair value 2009

	Rm	Rm
Investments held-to-maturity	387	387

        At 30 June, the group's investments held-to-maturity and their carrying values were:

Name	Country of incorporation	Nature of business	Interest rate at 30 June 2009	2009	2008

				Rm	Rm
Investments held-to-maturity
Long-term fixed deposits with fixed interest and fixed or determinable maturity dates	South Africa	Investment*	11,5-11,8%	387	347

*
The long-term fixed deposits are restricted in use as they are held in a separate trust to be used exclusively for rehabilitation purposes at Sasol Mining.

8      Investments in associates

	2009	2008

	Rm	Rm
Balance at beginning of year	830	692
Acquisition of associates	1 310	1
Additional investments and loans advanced	524	—
Share of (loss)/profit of associates, net of dividends received	(210)	105
Effect of translation of foreign operations	(284)	32

Balance at end of year	2 170	830

Comprising
Investments at cost	1 742	271
Loan relating to associate*	363	—
Share of post-acquisition reserves	65	559

	2 170	830

*
Relates primarily to amount due from partner in Escravos GTL project and is considered fully recoverable.

	Note	2009	2008

		Rm	Rm
Estimated fair value of investments in associates		6 050	3 790

Dividends received from associates	52	480	235

Sasol Limited Group

Notes to the Financial Statements (Continued)

8      Investments in associates (Continued)

Key financial information of associates*

	2009	2008

	Rm	Rm
Non-current assets	29 616	4 010
Property, plant and equipment	3 452	3 703
Assets under construction	26 020	—
Other non-current assets	144	307
Current assets	4 931	2 967

Total assets	34 547	6 977

Shareholders' equity	12 551	4 779
Long-term debt (interest bearing)	109	399
Long-term provisions	2	2
Other non-current liabilities	19 595	821
Interest bearing current liabilities	1 248	620
Non-interest bearing current liabilities	1 042	356

Total equity and liabilities	34 547	6 977

Total turnover	7 496	5 913

Operating profit	3 139	2 802
Finance income	3	2
Finance expenses	(50)	(61)

Profit before tax	3 092	2 743
Taxation	(794)	(651)

Profit	2 298	2 092

*
The financial information provided represents the full financial position and results of the associates.

        In 2009, an amount of R2 468 million has been committed by the group for further development of the Escravos GTL project. Refer to note 3 for capital commitments relating to 2008.

Sasol Limited Group

Notes to the Financial Statements (Continued)

8      Investments in associates (Continued)

        At 30 June, the group's associates, interest in those associates and the total carrying value were:

				Carrying value
	Country of incorporation	Nature of business
Name			Interest	2009	2008

			%	Rm	Rm
Escravos GTL (EGTL)*	Nigeria	GTL plant	10	1 507	—
Optimal Olefins Malaysia Sdn Bhd**	Malaysia	Ethane and propane gas cracker	12	484	686
Wesco China Ltd	Hong Kong	Trading and distribution of plastics raw materials	40	128	127
Other			various	51	17

				2 170	830

*
The 10% interest retained by Sasol in the EGTL project has been recognised as an investment in an associate at its fair value at the date of disposal (refer note 12). Although the group holds less than 20% of the voting power of EGTL, the group exercises significant influence as a member of Sasol's senior management serves on the executive committee of the project and Sasol is responsible for providing essential technical support to the project.

**
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

9      Post-retirement benefit assets

	2009	2008

	Rm	Rm
Post-retirement benefit assets	716	571

        For further details of post-retirement benefit assets, refer note 21.

Sasol Limited Group

Notes to the Financial Statements (Continued)

10    Long-term receivables and prepaid expenses

	Note	2009	2008

		Rm	Rm
Total long-term receivables		1 835	1 499
Short-term portion	15	(412)	(167)

		1 423	1 332
Long-term prepaid expenses		33	53

		1 456	1 385

Comprising
Long-term joint venture receivables (interest bearing)		1 060	868
Long-term interest-bearing loans		318	353
Long-term interest-free loans		45	111

		1 423	1 332

Maturity profile
Within one year		412	167
One to two years		13	12
Two to three years		8	324
Three to four years		8	282
Four to five years		350	285
More than five years		1 044	429

		1 835	1 499

Currency analysis
Euro		1 380	1 234
US dollar		435	180
Rand		17	81
Other currencies		3	4

		1 835	1 499

Geographic segmentation
South Africa		23	90
Rest of Africa		3	3
Europe		362	409
North America		39	79
Southeast Asia and Australasia		—	1
Middle East and India		1 406	916
Far East		2	1

		1 835	1 499

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

Sasol Limited Group

Notes to the Financial Statements (Continued)

10    Long-term receivables and prepaid expenses (Continued)

        The interest-free loans relate primarily to deposits on office rental space in terms of various operating lease agreements and an amount due from the tax and revenue services to one of our subsidiaries in Italy. These amounts were considered to be recoverable as at 30 June 2009.

	2009	2008

	Rm	Rm
Fair value of long-term receivables	1 835	1 499

Impairment of long-term loans and receivables

        Long-term loans and receivables that are not past the due date are not considered to be impaired, except in situations where they are part of individually impaired long-term loans and receivables.

Collateral

        The group holds no collateral over the long-term receivables.

11    Long-term financial assets

	2009	2008

	Rm	Rm
Forward exchange contracts	14	11
Cross currency swaps	—	665
Interest rate derivatives	1	13

Arising on long-term derivative financial instruments	15	689

used for cash flow hedging	1	13
held for trading	14	676

        Long-term financial assets include the revaluation of in-the-money long-term derivative instruments, refer note 64.

Fair value of derivative financial instruments

        The fair value of derivatives was based upon market valuations.

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

Interest rate derivatives

        The fair value of interest rate derivatives were determined by reference to quoted market prices for similar instruments.

Sasol Limited Group

Notes to the Financial Statements (Continued)

Current assets

	Note	2009	2008

		Rm	Rm
Investments in securities	7	77	78
Assets held for sale	12	86	3 833
Inventories	13	14 589	20 088
Trade receivables	14	15 176	22 838
Other receivables and prepaid expenses	15	1 864	2 407
Short-term financial assets	16	520	330
Cash restricted for use	17	1 247	814
Cash	17	19 425	4 435

		52 984	54 823

12    Disposal groups held for sale

	2009	2008

	Rm	Rm
Assets held for sale
Sasol Italy Crotone	86	—
Escravos GTL	—	3 833

	86	3 833

Liabilities in disposal groups held for sale
Sasol Italy Crotone	(65)	—
Escravos GTL	—	(142)

	(65)	(142)

12.1 Olefins & Surfactants (Sasol O&S)

        During 2009, as part of the Sasol O&S restructuring programme announced in March 2007, Sasol decided to dispose of its investment in the inorganic business situated at the Crotone, Italy site. As a result, Sasol entered into negotiations with a potential buyer interested in acquiring the business as a going concern. Based on management's estimate of fair value to be obtained from the sale, the net assets have been impaired by R16 million to their fair value less costs to sell.

12.2 Escravos GTL (EGTL)

        During 2008, Sasol decided in principle that it would not continue with its current 37,5% participation in the EGTL project. As a result, Sasol entered into negotiations with Chevron Nigeria Limited to reduce its interest from 37,5% to 10%. Based on management's estimate of fair value to be obtained from the sale, the EGTL net assets were impaired by R362 million to their fair value less costs to sell in 2008.

        Consequently, EGTL was no longer proportionally consolidated as a joint venture and the assets were classified as a disposal group held for sale. On 24 December 2008, Sasol reduced its interest in EGTL from 37,5% to 10%. The 10% interest retained by Sasol has been recognised as an investment

Sasol Limited Group

Notes to the Financial Statements (Continued)

12    Disposal groups held for sale (Continued)

in an associate at its fair value at the date of the disposal plus additional investments and loans advanced to the associate (refer note 8).

2008
Rm
Net assets transferred to assets held for sale
Non-current assets	7 940
Assets under construction	7 235
Long-term receivables	705
Current assets	1 420
Inventories	226
Trade receivables	1
Other receivables and prepaid expenses	421
Cash restricted for use	772

EGTL assets transferred to assets held for sale	9 360

Non-current liabilities	(4 985)
Long-term provisions	97
Long-term deferred income	(3 820)
Deferred tax liabilities	(1 262)
Current liabilities	(684)
Trade payables and accrued expenses	(525)
Other payables	(159)

EGTL liabilities transferred to assets held for sale	(5 669)

3 691

EGTL assets held for sale consists of the following:
Total investment in EGTL project	3 833
27,5% interest in EGTL project to be disposed	2 811
10,0% interest in EGTL project to be retained	1 022
Deferred tax liability	(142)

3 691

Sasol Limited Group

Notes to the Financial Statements (Continued)

13    Inventories

	Note	2009	2008

		Rm	Rm
Carrying value
Crude oil and other raw materials		2 978	5 755
Process material		1 482	1 153
Maintenance materials		2 649	1 905
Work in process		364	473
Manufactured products		6 978	10 539
Consignment inventory		138	263

		14 589	20 088

Inventories carried at net realisable value
(taken into account in the carrying value of inventories above)
Crude oil and other raw materials		51	35
Process material		189	230
Maintenance materials		20	17
Manufactured products		1 880	860

		2 140	1 142

Write-down of inventories to net realisable value
Crude oil and other raw materials		321	2
Process material		29	10
Maintenance materials		—	1
Manufactured products		615	92

Income statement charge	35	965	105

Inventory obsolescence
(taken into account in the carrying value of inventories above)
Balance at beginning of year		337	322
Raised during year		192	132
Utilised during year		(115)	(124)
Released during year		(14)	(22)
Transfer from held for sale		—	—
Translation of foreign operations		(12)	29

Balance at end of year		388	337

Sasol Limited Group

Notes to the Financial Statements (Continued)

13    Inventories (Continued)

	2009	2008

	Rm	Rm
Business segmentation
South African energy cluster	5 548	7 433
Mining	508	539
Gas	104	93
Synfuels	1 997	1 303
Oil	2 939	5 498
International energy cluster	866	694
Synfuels International	847	666
Petroleum International	19	28
Chemical cluster	8 155	11 942
Polymers	1 510	1 394
Solvents	1 628	1 711
Olefins & Surfactants	2 936	5 824
Other	2 081	3 013
Other businesses	20	19

Total operations	14 589	20 088

        The impact of lower crude oil prices as well as prices of other energy and chemical products has had a direct impact on the carrying value of inventory, affecting mainly the Sasol Oil business unit and the chemical businesses. These decreases resulted in a net realisable value write-down of R965 million in 2009 (2008—R105 million).

        No inventories are encumbered.

Sasol Limited Group

Notes to the Financial Statements (Continued)

14    Trade receivables

	Note	2009	2008

		Rm	Rm
Trade receivables		12 052	18 864
Related party receivables		705	952
third parties		549	664
joint ventures		156	288
Impairment of trade receivables		(258)	(144)

Receivables		12 499	19 672
Duties recoverable from customers		1 972	1 826
Value added tax		705	1 340

		15 176	22 838

Currency analysis
Euro		2 906	5 406
US dollar		3 635	5 506
Rand		5 423	8 069
Pound sterling		94	123
Other currencies		441	568

		12 499	19 672

Impairment of trade receivables
Balance at beginning of year		(144)	(118)
Raised during year	36	(198)	(60)
Utilised during year		25	14
Released during year	36	41	33
Translation of foreign operations		18	(13)

Balance at end of year		(258)	(144)

Age analysis of trade receivables

	Carrying value 2009	Impairment 2009	Carrying value 2008	Impairment 2008

	Rm	Rm	Rm	Rm
Not past due date	10 833	14	17 084	18
Past due 0–30 days	658	3	1 414	12
Past due 31–150 days	281	76	248	16
Past due 151 days–1 year	186	96	28	21
More than 1 year*	94	69	90	77

	12 052	258	18 864	144

*
More than 1 year relates to long outstanding balances for specific customers who have exceeded the contractual repayment terms.

Sasol Limited Group

Notes to the Financial Statements (Continued)

14    Trade receivables (Continued)

Renegotiated terms

        The repayment terms of trade receivables to the value of R250 million at 30 June 2009 (2008—Nil) has been renegotiated to assist the relevant parties in managing their short-term liquidity.

Impairment of trade receivables

        Trade receivables that are not past the due date are not considered to be impaired, except in situations where they are part of individually impaired trade receivables. The individually impaired trade receivables mainly relate to certain customers who are trading in difficult economic circumstances.

        Credit risk exposure in respect of trade receivables is analysed as follows:

	2009	2008

	Rm	Rm
Business segmentation
South African energy cluster	6 062	8 688
Mining	18	192
Gas	268	316
Synfuels	152	273
Oil	5 615	7 902
Other	9	5
International energy cluster	651	1 188
Synfuels International	519	992
Petroleum International	132	196
Chemical cluster	8 435	12 948
Polymers	1 973	2 254
Solvents	1 925	3 094
Olefins & Surfactants	2 962	5 371
Other	1 575	2 229
Other businesses	28	14

Total operations	15 176	22 838

Fair value of receivables

        The carrying value approximates fair value because of the short period to maturity of these instruments.

Sasol Limited Group

Notes to the Financial Statements (Continued)

14    Trade receivables (Continued)

Security

        No trade receivables have been committed as security for debt.

	2009	2008

	Rm	Rm
Geographic segmentation of trade receivables
South Africa	8 028	11 221
Rest of Africa	343	507
Europe	3 780	6 709
North America	1 019	1 653
South America	187	446
South-East Asia and Australasia	495	745
Middle East and India	678	569
Far East	646	988

	15 176	22 838

15    Other receivables and prepaid expenses

	Note	2009	2008

		Rm	Rm
Fuel related receivables*		—	550
Insurance related receivables		211	300
Capital projects related receivables		32	63
Employee related receivables		43	48
Other receivables		621	954

		907	1 915
Short-term portion of long-term receivables	10	412	167

Other receivables		1 319	2 082
Prepaid expenses		545	325

		1 864	2 407

*
Relates to the underrecovery by Sasol Oil on regulated fuel prices, which will be recovered by future increases in the regulated fuel price.

Sasol Limited Group

Notes to the Financial Statements (Continued)

15    Other receivables and prepaid expenses (Continued)

	2009	2008

	Rm	Rm
Currency analysis
Euro	122	477
US dollar	372	531
Rand	317	768
Other currencies	96	139

	907	1 915

Geographic segmentation of other receivables and prepaid expenses
South Africa	436	963
Rest of Africa	52	102
Europe	419	679
North America	346	131
South America	—	—
South-East Asia and Australasia	17	1
Middle East and India	566	506
Far East	28	25

	1 864	2 407

Fair value of other receivables

        The carrying value approximates fair value because of the short period to maturity.

16    Short-term financial assets

	2009	2008

	Rm	Rm
Forward exchange contracts	82	262
Cross currency swaps	438	—
Interest rate derivatives	—	37
Commodity derivatives	—	31

Arising on short-term derivative financial instruments	520	330

used for cash flow hedging	13	276
held for trading	507	54

        Short-term financial assets include the revaluation of in-the-money derivative instruments, refer note 64.

Fair value of derivative financial instruments

        The fair value of derivatives was based upon market valuations.

Sasol Limited Group

Notes to the Financial Statements (Continued)

16    Short-term financial assets (Continued)

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

Interest rate and commodity derivatives

        The fair value of interest rate and commodity derivatives were determined by reference to quoted market prices for similar instruments.

17    Cash and cash equivalents

	2009	2008

	Rm	Rm
Cash restricted for use	1 247	814
Cash	19 425	4 435
Bank overdraft	(80)	(914)

Per the statement of cash flows	20 592	4 335

Cash restricted for use
In trust	470	241
In joint ventures	242	204
In cell captive insurance companies	166	162
Held as collateral	78	96
Other	291	111

	1 247	814

Included in cash restricted for use:

  •
  Cash held in trust of R470 million (2008—R241 million) is restricted for use and is being held in escrow to fund statutory obligations for mining rehabilitation which is in progress;

  •
  Cash held in joint ventures can only be utilised by the joint venture to fund the business as set out in the joint venture agreement;

  •
  Cell captive insurance company funds of R166 million (2008—R162 million) to which the group has restricted title. The funds are restricted solely to be utilised for insurance purposes;

  •
  Cash deposits of R78 million (2008—R96 million) serving as collateral for bank guarantees; and

  •
  Other cash restricted for use include customer foreign currency accounts to be used for the construction of reactors where the contractor pays in advance. The cash can be utilised only for these designated reactor supply projects.

Sasol Limited Group

Notes to the Financial Statements (Continued)

17    Cash and cash equivalents (Continued)

	2009	2008

	Rm	Rm
Currency analysis
Euro	499	244
US dollar	314	172
Rand	212	236
Other currencies	222	162

	1 247	814

Cash
Cash on hand and in bank	4 580	2 945
Foreign currency accounts	293	705
Short-term deposits	14 552	785

	19 425	4 435

Currency analysis
Euro	1 512	821
US dollar	3 169	2 633
Rand	14 328	499
Pound sterling	44	63
Other currencies	372	419

	19 425	4 435

Bank overdraft	(80)	(914)

Currency analysis
Euro	(28)	(542)
US dollar	—	(20)
Rand	(50)	(341)
Other currencies	(2)	(11)

	(80)	(914)

Fair value of cash and cash equivalents

        The carrying value of cash and cash equivalents approximates fair value due to the short-term maturity.

Sasol Limited Group

Notes to the Financial Statements (Continued)

Non-current liabilities

	Note	2009	2008

		Rm	Rm
Long-term debt	18	13 615	15 682
Long-term financial liabilities	19	143	37
Long-term provisions	20	5 729	4 491
Post-retirement benefit obligations	21	4 454	4 578
Long-term deferred income	22	297	376
Deferred tax liabilities	23	9 168	8 446

		33 406	33 610

18    Long-term debt

	Note	2009	2008

		Rm	Rm
Total long-term debt		17 887	16 803
Short-term portion	24	(4 272)	(1 121)

		13 615	15 682

Analysis of long-term debt
At amortised cost
Secured debt		3 973	7 469
Preference shares		6 730	2 215
Finance leases		795	753
Unsecured debt		6 444	6 461
Unamortised loan costs		(55)	(95)

		17 887	16 803

Reconciliation
Balance at beginning of year		16 803	16 434
Acquisition of businesses	55	—	257
Loans raised		5 575	3 806
Loans repaid		(4 820)	(4 588)
Amortisation of loan costs		21	19
Effect of cash flow hedge accounting		—	1
Translation effect of foreign currency loans		135	356
Translation of foreign operations	47	173	518

Balance at end of year		17 887	16 803

Sasol Limited Group

Notes to the Financial Statements (Continued)

18    Long-term debt (Continued)

	2009	2008

	Rm	Rm
Currency analysis
Euro	5 733	6 723
US dollar	180	2 638
Rand	11 878	7 346
Other	96	96

	17 887	16 803

Interest bearing status
Interest bearing debt	17 244	16 166
Non-interest bearing debt	643	637

	17 887	16 803

Maturity profile
Within one year	4 272	1 121
One to two years	911	4 816
Two to three years	1 181	1 392
Three to four years	1 106	1 450
Four to five years	1 172	1 429
More than five years	9 245	6 595

	17 887	16 803

Related party long-term debt included in long-term debt
Third parties	215	134
Joint ventures	33	803

	248	937

Business segmentation
Financing	3 282	3 715
Polymers	2 341	2 861
Synfuels International	3	2 454
Gas	2 271	2 410
Oil	2 221	2 012
Petroleum International	811	972
Olefins & Surfactants	120	140
Solvents	—	1
Other	6 838	2 238

	17 887	16 803

Sasol Limited Group

Notes to the Financial Statements (Continued)

18    Long-term debt (Continued)

Fair value of long-term debt

        The fair value of long-term debt is based on the quoted market price for the same or similar instruments or on the current rates available for debt with the same maturity profile and with similar cash flows. Market related rates ranging between 2% and 11,2% were used to discount estimated cash flows based on the underlying currency of the debt.

	2009	2008

	Rm	Rm
Total long-term debt (before unamortised loan costs)	16 273	16 672

        In terms of Sasol Limited's Articles of Association the group's borrowing powers are limited to twice the sum of its share capital and reserves (2009—R168 billion, 2008—R153 billion).

Terms of repayment	Security	Business	Currency	Interest rate at 30 June 2009	2009	2008

					Rm	Rm
Secured debt
Repayable in semi-annual instalments ending between June 2015 and December 2017	Secured by plant and intangible assets with a book value of R3 620 million (2008—R2 946 million)	Gas (Rompco)	Rand	Jibar + 0,4% to 2,5%	1 608	1 844
Repayable in semi-annual instalments ending between 2012 and 2016	Secured by plant and intangible assets with a book value of R4 667 million (2008—R3 870 million)	Polymers (Arya)	Euro and US dollar	Euribor + 0,5%; Libor + 0,5%; and Fixed 2,3%	1 398	2 008
Repayable in semi-annual instalments ending June 2015	Secured by plant and equipment with a book value of R2 746 million (2008—R1 301 million)	Petroleum International	Rand and Euro	Jibar + 1,15% to 2,5% and Euribor + 2,5%	831	1 001
Repayable in quarterly instalments ending December 2012	Secured by a mortgage over property plant and equipment with a book value of R134 million (2008—R126 million)	O&S (Yihai)	US dollar and Chinese renminbi	Variable 1,7% and Fixed 5,8% to 6,5%	113	126
Repayable in March 2014	Secured by the shares in the company borrowing the funds	Oil (Petromoc)	US dollar	Variable 17,9%	10	13
Other secured debt		Various	Various	Various	13	15
Settled during the financial year					—	2 462

					3 973	7 469

Sasol Limited Group

Notes to the Financial Statements (Continued)

18    Long-term debt (Continued)

Terms of repayment	Security	Business	Currency	Interest rate at 30 June 2009	2009	2008

					Rm	Rm
Preference shares
A preference shares repayable in semi-annual instalments between October 2011 and October 2018(1)	Secured by Sasol preferred ordinary shares held by the company	Other (Inzalo)	Rand	Fixed 10,2% to 11,2%	2 475	901
B preference shares repayable October 2018(2)	Secured by Sasol preferred ordinary shares held by the company	Other (Inzalo)	Rand	Fixed 12,1% to 13,5%	1 152	363
C preference shares repayable October 2018(3)	Secured by guarantee from Sasol Limited	Other (Inzalo)	Rand	Variable 8%	3 103	951

					6 730	2 215

Finance leases
Repayable in monthly instalments over 10 to 30 years ending 2033	Secured by plant and equipment with a book value of R761 million (2008—R743 million)	Oil	Rand	Variable 8,3% to 19,3%	737	726
Other smaller finance leases	Underlying assets	Various	Various	Various	58	10
Settled during the financial year					—	17

					795	753

Total secured debt					11 498	10 437

Sasol Limited Group

Notes to the Financial Statements (Continued)

18    Long-term debt (Continued)

Terms of repayment	Business	Currency	Interest rate at 30 June 2009	2009	2008

				Rm	Rm
Unsecured debt
Repayable on maturity in June 2010	Financing	Euro	Fixed 3,375%	3 249	3 694
Repayable in semi-annual instalments ending December 2017	Oil	Rand	Variable 8,15%	1 089	919
Repayable in semi-annual instalments ending December 2015	Polymers (Arya)	Euro	Euribor + 3,0%	917	784
Loan from iGas (non-controlling shareholder) in Republic of Mozambique Pipeline Investments Company (Pty) Limited. No fixed repayment terms	Gas (Rompco)	Rand	—	300	300
Loan from CMG (non-controlling shareholder) in Republic of Mozambique Pipeline Investments Company (Pty) Limited. No fixed repayment terms	Gas (Rompco)	Rand	—	300	300
Loan from CEF (non-controlling shareholder) in Republic of Mozambique Pipeline Investments Company (Pty) Limited. Repayable by June 2012	Gas (Rompco)	Rand	Jibar + 4%	100	—
Repayable in semi-annual instalments ending January 2014	Oil	Rand	Fixed 11,55%	161	205
No fixed repayment terms	Oil	Rand	Fixed 8,0%	215	135
Repayable in equal semi-annual instalments over 6,5 years until February 2010	Polymers (Petlin)	US dollar	Variable 5,1% to 5,6%	27	51
No fixed repayment terms	Merisol	US dollar	Variable 5,5%	33	19
Other unsecured debt	Various	Various	Various	53	54

Total unsecured debt				6 444	6 461

Total long-term debt				17 942	16 898
Unamortised loan costs (amortised over period of debt using effective interest rate method)				(55)	(95)

				17 887	16 803
Repayable within one year included in short-term debt (refer note 24)				(4 272)	(1 121)

				13 615	15 682

Long-term debt raised and repaid during year

(1)
A preference shares debt of R1 530 million (2008—R900 million) raised within special purpose entities as part of the Sasol Inzalo share transaction (refer note 46). During the year, R7 million was repaid in respect of the capital portion related to these preference shares. Dividends on these preference shares are payable in semi-annual instalments ending October 2018. It is required that 50% of the debt be repaid between October 2011 and October 2018, with the balance of the debt repayable at that date. The A Preference shares are secured by a first right over the Sasol preferred ordinary shares held by the special purpose entities. It therefore has no direct recourse against Sasol Limited. The Sasol preferred ordinary shares held may not be disposed of or encumbered in any way.

(2)
B preference shares debt of R765 million (2008—R363 million) raised within special purpose entities as part of the Sasol Inzalo share transaction. Dividends on these preference shares are payable in semi-annual instalments ending October 2018. The principal amount is repayable on maturity during October 2018. The B Preference shares are secured by a second right over the Sasol preferred ordinary shares held by the special purpose entities. It therefore has no direct recourse against Sasol Limited.

(3)
C preference shares debt of R1 900 million (2008—R950 million) raised within special purpose entities as part of the Sasol Inzalo share transaction. Dividends and the principal amount on these preference shares are payable on maturity during October 2018. The C Preference shares are secured by a guarantee from Sasol Limited.

Sasol Limited Group

Notes to the Financial Statements (Continued)

18    Long-term debt (Continued)

Banking facilities and debt arrangements at 30 June 2009

	Expiry date	Currency	Rand equivalent	Utilisation

			Rm	Rm
Sasol Financing
Uncommitted facilities
Commercial banking facilities	Various (short-term)	Rand	4 575	—
Commercial paper programme	None	Rand	6 000	—
Committed facility
Revolving credit facility (syndicated)	May 2010	Euro	2 168	—
Commercial banking facilities	Various (short-term)	Rand	3 800	—
Sasol Financing International
Uncommitted facilities
Commercial banking facilities	Various (short-term)	Euro	162	—
Committed facility
Revolving credit facility	May 2010	Euro	2 093	—
Debt arrangement
Eurobond	June 2010	Euro	3 249	3 249
Other Sasol businesses
Asset based finance
Republic of Mozambique Pipeline Investments Company (Pty) Limited	December 2017	Rand	2 471	2 271
Sasol Petroleum Temane Limitada	June 2015	Euro and Rand	811	811
Debt arrangements
Arya Sasol Polymer Company	March 2016	Euro	2 366	2 315
National Petroleum Refiners of South Africa (Pty) Limited	Various	Rand	1 342	1 250
Sasol Inzalo Groups Funding (Pty) Limited (preference shares)	October 2011 to October 2018	Rand	2 341	2 341
Sasol Inzalo Public Funding (Pty) Limited (preference shares)	October 2011 to October 2018	Rand	4 389	4 389
Property finance leases
Sasol Oil (Pty) Limited and subsidiaries	Various	Rand	737	737
Other banking facilities and debt arrangements	Various	Various	1 286	1 094

			37 790	18 457

Comprising
Long-term debt				17 887
Short-term debt				490
Bank overdraft (refer note 17)				80

18 457

Financial covenants

        The group is in compliance with its debt covenants, none of which are expected to represent material restrictions on funding or investment policies in the foreseeable future.

Sasol Limited Group

Notes to the Financial Statements (Continued)

19    Long-term financial liabilities

	Note	2009	2008

		Rm	Rm
Financial guarantees recognised		37	53
Forward exchange contracts recognised		110	—
Less amortisation of financial guarantees	38	(3)	(9)

		144	44
Less short-term portion of financial guarantees		(1)	(7)

Arising on long-term financial instruments		143	37

        In terms of the sale of 25% in Sasol Oil (Pty) Limited to Tshwarisano LFB Investment (Pty) Limited during 2007, facilitation for the financing requirements has been provided. A financial liability for the fair value of this guarantee, amounting to R39 million was recognised. This liability is being amortised over the period of the guarantee using the effective interest rate method.

        In terms of the sale of 25% in Republic of Mozambique Pipeline Investments Company (Pty) Limited to Companhia de Moçambicana de Gasoduto during 2007, facilitation for the financing requirements has been provided. A financial liability for the fair value of this guarantee, amounting to R17 million was recognised. This liability is being amortised over the period of the guarantee using the effective interest rate method.

Fair value of long-term financial guarantees

        The fair value of long-term financial guarantees were calculated based on the present value of future principal and interest cash flows of the related debt, discounted at the market rate of interest at the reporting date, consistent with the method of calculation at the inception of the guarantee. These interest rates used range between 13,16%–13,29%

Fair value of forward exchange contracts

        The fair value of forward exchange contracts was calculated by comparing the forward exchange contracted rates to the equivalent year end market foreign exchange rates. The present value of these net market values were then calculated using the appropriate currency specific discount curve.

	2009	2008

	Rm	Rm
Fair value of financial liabilities	139	43

Sasol Limited Group

Notes to the Financial Statements (Continued)

20    Long-term provisions

	Note	2009	2008

		Rm	Rm
Balance at beginning of year		5 614	4 568
Capitalised in property, plant and equipment and assets under construction		243	(56)
Operating income charge		1 377	880
increase for year		1 216	1 268
reversal of unutilised amounts		(277)	(65)
effect of change in discount rate		438	(323)
Notional interest	40	374	307
Utilised during year (cash flow)		(537)	(522)
Reclassification (to) / from held for sale		(25)	97
Translation of foreign operations	47	(140)	340

Balance at end of year		6 906	5 614
Less short-term portion	26	(1 177)	(1 123)

Long-term provisions		5 729	4 491

Comprising
Environmental		4 819	3 460
Other		2 087	2 154
provision against guarantees		1 104	874
restructuring costs		50	346
share appreciation rights		243	212
long-term supply obligation		142	135
other		548	587

		6 906	5 614

Sasol Limited Group

Notes to the Financial Statements (Continued)

20    Long-term provisions (Continued)

	2009	2008

	Rm	Rm
Business segmentation
South African energy cluster	3 299	2 235
Mining	567	491
Gas	112	77
Synfuels	2 441	1 515
Oil	179	152
International energy cluster	591	652
Synfuels International	352	535
Petroleum International	239	117
Chemical cluster	1 661	1 518
Polymers	50	87
Solvents	130	73
Olefins & Surfactants	666	794
Other	815	564
Other businesses	178	86

Total operations	5 729	4 491

Expected timing of future cash-flows
Within one year	1 177	1 123
One to two years	370	604
Two to three years	688	560
Three to four years	552	338
Four to five years	261	185
More than five years	3 858	2 804

	6 906	5 614

Estimated undiscounted obligation	22 965	17 342

        Representing the estimated actual cash flows in the period in which the obligation is settled.

        In accordance with the group's published environmental policy and applicable legislation, a provision for rehabilitation is recognised when the obligation arises.

        The environmental obligation includes estimated costs for the rehabilitation of coal mining, oil, gas and petrochemical sites. The amount provided is calculated based on currently available facts and applicable legislation.

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

        The following risk-free rates were used to discount the estimated cash flows based on the underlying currency and time duration of the obligation.

	2009	2008

	%	%
South Africa	7,4 to 8,9	9,8 to 12,9
Europe	1,2 to 4,2	5,0 to 5,4
United States of America	0,8 to 4,2	3,4 to 5,2

        A 1% change in the discount rate would have the following effect on the long-term provisions recognised

	2009	2008

	Rm	Rm
Increase in the discount rate	(467)	(363)
amount capitalised to property, plant and equipment	(125)	(60)
amount recognised in income statement	(342)	(303)
Decrease in the discount rate	590	468
amount capitalised to property, plant and equipment	102	109
amount recognised in income statement	488	359

	Environmental 2009	Other 2009	Total 2009

	Rm	Rm	Rm
Balance at beginning of year	3 460	2 154	5 614
Capitalised in property, plant and equipment	243	—	243
Operating income charge	1 089	288	1 377
increase for year	815	401	1 216
reversal of unutilised amounts	(120)	(157)	(277)
effect of change in discount rate	394	44	438
Notional interest	317	57	374
Utilised during year (cash flow)	(181)	(356)	(537)
Reclassification to held for sale	(16)	(9)	(25)
Translation of foreign operations	(93)	(47)	(140)

Balance at end of year	4 819	2 087	6 906

Sasol Limited Group

Notes to the Financial Statements (Continued)

21    Post-retirement benefit obligations

	Note	2009	2008

		Rm	Rm
Post-retirement healthcare benefits	21,1	2 315	2 246
Pension benefits	21,2	2 199	2 444

Total post-retirement benefit obligations		4 514	4 690
Less short-term portion
post-retirement healthcare benefits	26	(16)	(24)
pension benefits	26	(44)	(88)

		4 454	4 578

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

United States of America

        Certain other healthcare and life assurance benefits are provided for personnel employed in the United States of America. Generally, medical coverage pays a specified percentage of most medical expenses, subject to preset maximum amounts and reduced for payments made by healthcare provider, Medicare. The cost of providing these benefits is shared with the retirees. The plan is also unfunded.

	South Africa	United States of America

For the year ended 30 June
Last actuarial valuation	31 March 2009	30 June 2009
Full/interim valuation	Full	Full
Valuation method adopted	Projected unit credit	Projected unit credit

Sasol Limited Group

Notes to the Financial Statements (Continued)

21    Post-retirement benefit obligations (Continued)

Principal actuarial assumptions

        Weighted average assumptions used in performing actuarial valuation determined in consultation with independent actuaries

	South Africa		United States of America

	2009	2008	2009		2008

	%	%	%		%
At valuation date
Healthcare cost inflation
Initial	7,9	8,3	7,0	*	7,0
Ultimate	7,9	8,3	5,5		5,5
Discount rate	8,9	9,3	6,0		6,0

*
The healthcare cost inflation rate in respect of the plans for the United States of America is capped. All future increases due to the healthcare cost inflation will be borne by the participants.

Reconciliation of projected benefit obligation to the amount recognised in the statement of financial position

	South Africa		United States of America		Total

	2009	2008	2009	2008	2009	2008

	Rm	Rm	Rm	Rm	Rm	Rm
For the year ended 30 June
Projected benefit obligation	2 387	2 181	145	357	2 532	2 538
Unrecognised past service cost	—	—	(1)	(2)	(1)	(2)
Unrecognised actuarial losses	(205)	(218)	(11)	(72)	(216)	(290)

Total post-retirement healthcare obligation	2 182	1 963	133	283	2 315	2 246
Less short-term portion	—	—	(16)	(24)	(16)	(24)

Non-current post-retirement healthcare obligation	2 182	1 963	117	259	2 299	2 222

Sasol Limited Group

Notes to the Financial Statements (Continued)

21    Post-retirement benefit obligations (Continued)

Reconciliation of the total post-retirement healthcare obligation recognised in the statement of financial position

	South Africa		United States of America		Total

	2009	2008	2009	2008	2009	2008

	Rm	Rm	Rm	Rm	Rm	Rm
For the year ended 30 June
Total post-retirement healthcare obligation at beginning of year	1 963	1 773	283	254	2 246	2 027
Service cost	75	68	7	5	82	73
Interest cost	199	160	24	21	223	181
Recognised actuarial losses	—	3	4	7	4	10
Past service cost recognised	—	—	—	(5)	—	(5)
Benefits paid	(52)	(41)	(28)	(25)	(80)	(66)
Translation of foreign operations	—	—	21	26	21	26
Curtailments and settlements	(3)	—	(178)	—	(181)	—

Total post-retirement healthcare obligation at end of year	2 182	1 963	133	283	2 315	2 246

Reconciliation of projected benefit obligation

	South Africa		United States of America		Total

	2009	2008	2009	2008	2009	2008

	Rm	Rm	Rm	Rm	Rm	Rm
For the year ended 30 June
Projected benefit obligations at beginning of year	2 181	2 040	357	343	2 538	2 383
Service cost	75	68	7	5	82	73
Interest cost	199	160	24	21	223	181
Actuarial gains	(13)	(46)	(59)	(24)	(72)	(70)
Benefits paid	(52)	(41)	(28)	(25)	(80)	(66)
Translation of foreign operations	—	—	31	37	31	37
Curtailments and settlements	(3)	—	(187)	—	(190)	—

Projected benefit obligation at end of year	2 387	2 181	145	357	2 532	2 538

Sasol Limited Group

Notes to the Financial Statements (Continued)

21    Post-retirement benefit obligations (Continued)

Net post-retirement healthcare costs recognised in the income statement

	South Africa		United States of America		Total

	2009	2008	2009	2008	2009	2008

	Rm	Rm	Rm	Rm	Rm	Rm
For the year ended 30 June
Service cost	75	68	7	5	82	73
Interest cost	199	160	24	21	223	181
Recognised net actuarial losses	—	3	4	7	4	10
Past service cost	—	—	—	(5)	—	(5)
Curtailments and settlements	(3)	—	(178)	—	(181)	—

Net periodic benefit cost	271	231	(143)	28	128	259

Sensitivity analysis

        Assumed healthcare cost trend rates have a significant effect on the amounts reported for the post-retirement healthcare benefits. A one percentage-point change in assumed healthcare cost trend rates could increase or decrease the relevant amount to:

	South Africa		United States of America

	% point increase	% point decrease	% point increase		% point decrease

	Rm	Rm	Rm		Rm
2009
Total service and finance expense components	338	231	31	*	31	*
Accumulated post-retirement benefit obligations	2 871	2 016	145	*	145	*
2008
Total service and finance expense components	286	197	28		24
Accumulated post-retirement benefit obligations	2 712	1 920	380		331

*
A change in the healthcare cost inflation for the United States of America will not have an effect on the above components or the obligation as the employer's cost is capped and all future increases due to the healthcare cost inflation are borne by the participants. The effect shown is the current year charge for the service and interest cost and the current year projected benefit obligation.

Sasol Limited Group

Notes to the Financial Statements (Continued)

21    Post-retirement benefit obligations (Continued)

Non-current post-retirement healthcare obligation per statement of financial position

	2009	2008	2007	2006	2005

	Rm	Rm	Rm	Rm	Rm
For the year ended 30 June
Projected benefit obligation	2 532	2 538	2 383	1 728	1 802
Unrecognised past service cost	(1)	(2)	3	—	17
Unrecognised actuarial losses	(216)	(290)	(359)	(112)	(47)

Total post-retirement healthcare obligation	2 315	2 246	2 027	1 616	1 772
Less short-term portion	(16)	(24)	(24)	—	(31)

Non-current post-retirement healthcare obligation	2 299	2 222	2 003	1 616	1 741

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

South African operations

Background

        Sasol contributes to a pension fund which provides defined post-retirement and death benefits based on final pensionable salary at retirement. Prior to 1 April 1994, this pension fund was open to all employees of the group in South Africa. In 1994, all members were given the choice to voluntarily transfer to the newly established defined contribution section of the pension fund and approximately 99% of contributing members chose to transfer to the defined contribution section. At that date the calculated actuarial surplus of approximately R1 250 million was apportioned to pensioners, members transferring to the defined contribution section and a R200 million balance was allocated within the pension fund to an employer's reserve.

        The assets of the Sasol Pension Fund (the Fund) are held separately from those of the company in a trustee administered fund, registered in terms of the South African Pension Funds Act, 1956. Included in the Fund assets are 2 095 208 Sasol Limited shares valued at R566 million at year end (2008—2 095 208 shares at R966 million) purchased under terms of an approved investment strategy.

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

Sasol Limited Group

Notes to the Financial Statements (Continued)

21    Post-retirement benefit obligations (Continued)

        The prepayment of R147 million (2008—R176 million) in the statement of financial position represents the accumulated excess of the actual contributions paid to the pension fund in excess of the accumulated pension liability and the surplus that arose prior to 31 December 2002, to which the company is entitled in terms of the Surplus Apportionment Scheme as well as the rules of the fund.

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

        In terms of the Pension Funds Second Amendment Act 2001, the Fund undertook a surplus apportionment exercise as at December 2002. The surplus apportionment exercise, and the 31 December 2002 statutory valuation of the Fund, was approved by the Financial Services Board on 26 September 2006. Payments of benefits to former members in terms of the surplus apportionment scheme have been substantially completed and an amount of R103 million (2008—R102 million) has been set aside for members that have not claimed their benefits.

        Based on the latest actuarial valuation of the fund and the approval of the trustees of the surplus allocation, the company has an unconditional entitlement to only the funds in the employer surplus account and the contribution reserve. The estimated surplus due to the company amounted to approximately R147 million as at 31 March 2009 and has been included in the pension asset recognised in the current year.

Membership

        A significant number of employees are covered by union sponsored, collectively bargained, and in some cases, multi employer defined contribution pension plans. Information from the administrators of these plans offering defined benefits is not sufficient to permit the company to determine its share, if any, of any unfunded vested benefits.

        The group occupies certain properties owned by the Sasol Pension Fund. The fair value of investment properties owned by the Sasol Pension Fund is R2 828 million as at 30 June 2009 (2008—R2 718 million).

Defined contribution plans

        Members of the defined benefit section are required to contribute to the pension fund at the rate of 7,5% of pensionable salary. Sasol meets the balance of the cost of providing benefits. Company contributions are based on the results of the actuarial valuation of the pension fund in terms of South African legislation and are agreed by Sasol Limited and the pension fund trustees.

        Contributions, for the defined contributions section, are paid by the members and Sasol at fixed rates. Contributions to the defined contribution fund by the group for the year ended 30 June 2009 amounted to R859 million (2008—R716 million).

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

Pension fund assets

  The assets of the pension funds are invested as follows

	South Africa		United States of America

	2009	2008	2009	2008

	%	%	%	%
At 30 June
Equities
local	53	60	43	49
foreign	8	7	15	18
Fixed interest	10	9	25	27
Property	22	19	—	—
Other	7	5	17	6

Total	100	100	100	100

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

(1)
Members of the scheme have a choice of four investment portfolios. The targeted allocation disclosed represents the moderate balanced investment portfolio which the majority of the members of the scheme have adopted. The total assets under these investment portfolios are R25 million, R15 112 million, R175 million and R146 million for the low portfolio, moderate portfolio, aggressive portfolio and money market portfolio, respectively. Defined benefit members' funds are invested in the moderate balanced portfolio. The money market portfolio has restricted access to pensioners only.

        The trustees of the respective funds monitor investment performance and portfolio characteristics on a regular basis to ensure that managers are meeting expectations with respect to their investment approach. There are restrictions and controls placed on managers in this regard.

	South Africa	United States of America	Europe

For the year ended 30 June
Last actuarial valuation	31 March 2009	30 June 2009	30 June 2009
Full/interim valuation	Full	Full	Full
Valuation method adopted	Projected unit credit	Projected unit credit	Projected unit credit

        The plans have been assessed by the actuaries and have been found to be in sound financial positions.

Sasol Limited Group

Notes to the Financial Statements (Continued)

21    Post-retirement benefit obligations (Continued)

Principal actuarial assumptions

        Weighted average assumptions used in performing actuarial valuation determined in consultation with independent actuaries

			Foreign

	South Africa		United States of America		Europe

	2009	2008	2009	2008	2009	2008

	%	%	%	%	%	%
At valuation date
Discount rate	8,9	9,3	6,3	6,1	6,2	6,0
Expected return on plan assets	9,8	9,9	7,8	7,8	6,6	—
Average salary increases	7,2	7,8	4,1	3,1	2,9	3,0
Average pension increases	3,7	4,0	—	—	2,0	2,1

        Assumptions regarding future mortality are based on published statistics and mortality tables.

Reconciliation of the funded status to amounts recognised in the statement of financial position

	South Africa		Foreign		Total

	2009	2008	2009	2008	2009	2008

	Rm	Rm	Rm	Rm	Rm	Rm
For the year ended 30 June
Projected benefit obligation (funded obligation)	5 102	5 250	882	819	5 984	6 069
Plan assets	(5 261)	(5 838)	(824)	(871)	(6 085)	(6 709)
Projected benefit obligation (unfunded obligation)	—	—	2 132	2 453	2 132	2 453
Unrecognised actuarial net (losses)/gains	—	187	(560)	(352)	(560)	(165)
Asset not recognised due to asset limitation	12	225	—	—	12	225

Net liability/(asset) recognised	(147)	(176)	1 630	2 049	1 483	1 873

Comprising
Prepaid pension asset (refer note 9)	(147)	(176)	(569)	(395)	(716)	(571)
Pension benefit obligation	—	—	2 199	2 444	2 199	2 444
Long-term portion	—	—	2 155	2 356	2 155	2 356
Short-term portion	—	—	44	88	44	88

Net liability/(asset) recognised	(147)	(176)	1 630	2 049	1 483	1 873

Sasol Limited Group

Notes to the Financial Statements (Continued)

21    Post-retirement benefit obligations (Continued)

Reconciliation of projected benefit obligation (funded obligation)

	South Africa		Foreign		Total

	2009	2008	2009	2008	2009	2008

	Rm	Rm	Rm	Rm	Rm	Rm
For the year ended 30 June
Projected benefit obligation at beginning of year	5 250	4 754	819	778	6 069	5 532
Acquisition of business	—	—	2	—	2	—
Service cost	8	7	39	32	47	39
Interest cost	468	367	53	51	521	418
Actuarial (gains)/losses	(882)	100	98	19	(784)	119
Member contributions	3	3	—	—	3	3
Benefits paid	(399)	(355)	(93)	(69)	(492)	(424)
Translation of foreign operations	—	—	(23)	84	(23)	84
Curtailments and settlements	—	—	(13)	(76)	(13)	(76)
Transfer from defined contribution plan(1)	654	374	—	—	654	374

Projected benefit obligation at end of year	5 102	5 250	882	819	5 984	6 069

Reconciliation of projected benefit obligation (unfunded obligation)

	Foreign		Total

	2009	2008	2009	2008

	Rm	Rm	Rm	Rm
For the year ended 30 June
Projected benefit obligation at beginning of year	2 453	2 034	2 453	2 034
Acquisition of business	—	16	—	16
Service cost	67	74	67	74
Interest cost	143	103	143	103
Actuarial gains	(105)	(268)	(105)	(268)
Benefits paid	(125)	(82)	(125)	(82)
Translation of foreign operations	(295)	576	(295)	576
Reclassification to held for sale	(6)	—	(6)	—

Projected benefit obligation at end of year	2 132	2 453	2 132	2 453

Sasol Limited Group

Notes to the Financial Statements (Continued)

21    Post-retirement benefit obligations (Continued)

Reconciliation of plan assets of funded obligation

	South Africa		Foreign		Total

	2009	2008	2009	2008	2009	2008

	Rm	Rm	Rm	Rm	Rm	Rm
For the year ended 30 June
Fair value of plan assets at beginning of year	5 838	5 381	871	842	6 709	6 223
Acquisition of businesses	—	—	1	—	1	—
Actual return on plan assets	(838)	431	(213)	(61)	(1 051)	370
Plan participant contributions	2	3	—	—	2	3
Employer contributions	4	4	276	144	280	148
Benefit payments	(399)	(355)	(93)	(68)	(492)	(423)
Translation of foreign operations	—	—	(5)	90	(5)	90
Transfer from defined contribution plan(1)	654	374	—	—	654	374
Curtailments and settlements	—	—	(13)	(76)	(13)	(76)

Fair value of plan assets at end of year	5 261	5 838	824	871	6 085	6 709

(1)
Amount represents retired employees from the defined contribution section of the plan, who, on retirement, have elected to participate in the defined benefit plan by purchasing a defined benefit pension from the fund.

Net periodic pension cost/(gain) recognised in the income statement

	South Africa		Foreign		Total

	2009	2008	2009	2008	2009	2008

	Rm	Rm	Rm	Rm	Rm	Rm
Service cost	8	7	106	106	114	113
Interest cost	468	367	196	154	664	521
Expected return on plan assets	(559)	(458)	(78)	(67)	(637)	(525)
Recognised actuarial losses	328	—	32	26	360	26
Asset limitation cost	(213)	4	—	—	(213)	4
Curtailments and settlements		—	—	23	—	23

Net pension cost/(gain)	32	(80)	256	242	288	162

Actual return on plan assets	(838)	431	(213)	(61)	(1 051)	370

Contributions

        Funding is based on actuarially determined contributions. The following table sets forth the projected pension contributions for the 2010 financial year.

	South Africa	Foreign

	Rm	Rm
Pension contributions	9	228

Sasol Limited Group

Notes to the Financial Statements (Continued)

21    Post-retirement benefit obligations (Continued)

Non-current post-retirement pension obligation per statement of financial position

	2009	2008	2007	2006	2005

	Rm	Rm	Rm	Rm	Rm
For the year ended 30 June
Projected benefit obligation (funded obligation)	5 984	6 069	5 532	3 618	3 203
Plan assets	(6 085)	(6 709)	(6 223)	(4 663)	(3 849)
Projected benefit obligation (unfunded obligation)	2 132	2 453	2 034	1 068	1 489
Unrecognised actuarial net (losses)/gains	(560)	(165)	(130)	617	72
Asset not recognised due to asset limitation	12	225	221	130	21

Net liability recognised	1 483	1 873	1 434	770	936

22    Long-term deferred income

	Note	2009	2008

		Rm	Rm
Total deferred income		479	543
Short-term portion	27	(182)	(167)

		297	376

        Amounts received in respect of capital investment, to be recognised in income over the useful lives of the underlying assets, as well as emission rights received to be recognised in income as the emissions are generated.

Business segmentation

	2009	2008

	Rm	Rm
South African energy cluster	44	31
Gas	25	27
Oil	19	4
Chemical cluster	253	345
Polymers	172	204
Solvents	—	34
Olefins & Surfactants	81	107

Total operations	297	376

Sasol Limited Group

Notes to the Financial Statements (Continued)

23    Deferred tax

	Note	2009	2008

		Rm	Rm
Reconciliation
Balance at beginning of year		6 993	7 459
Acquisition of businesses	55	—	(161)
Disposal of businesses	56	—	(1)
Current year charge		966	668
per the income statement	41	1 067	608
per the statement of comprehensive income	44	(101)	60
Net reclassification from/(to) held for sale		140	(1 262)
Translation of foreign operations	47	(115)	290

Balance at end of year		7 984	6 993

Comprising
Deferred tax assets		(1 184)	(1 453)
Deferred tax liabilities		9 168	8 446

		7 984	6 993

        Deferred tax assets and liabilities are determined based on the tax status and rates of the underlying entities.

Deferred tax is attributable to the following temporary differences

	2009	2008

	Rm	Rm
Assets
Property, plant and equipment	937	422
Short- and long-term provisions	(760)	(478)
Calculated tax losses	(1 142)	(1 054)
Other	(219)	(343)

	(1 184)	(1 453)

Liabilities
Property, plant and equipment	12 147	10 688
Intangible assets	63	124
Current assets	(295)	(457)
Short- and long-term provisions	(2 145)	(1 782)
Calculated tax losses	(414)	(493)
Other	(188)	366

	9 168	8 446

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

	2009	2008

	Rm	Rm
Attributable to the following tax jurisdictions
South Africa	6 764	6 038
United States of America	560	505
Germany	179	374
Mozambique	568	212
Italy	(81)	(104)
Other	(6)	(32)

	7 984	6 993

Calculated tax losses

(before applying the applicable tax rate)

	2009	2008

	Rm	Rm
Available for offset against future taxable income	10 621	10 762
Utilised against the deferred tax balance	(5 156)	(5 716)

Not recognised as a deferred tax asset	5 465	5 046

        Deferred tax assets have been recognised to the extent that it is probable that the entities will generate future taxable income against which these tax losses can be utilised.

        A portion of the estimated tax losses available may be subject to various statutory limitations as to its usage.

	2009	2008

	Rm	Rm
Calculated tax losses carried forward that have not been recognised
Expiry between one and two years	787	668
Expiry between two and five years	823	1 407
Expiry thereafter	3 345	1 634
Indefinite life	510	1 337

	5 465	5 046

Unremitted earnings of foreign subsidiaries, foreign associates and foreign incorporated joint ventures

        No provision is made for the income tax effect that may arise on the remittance of unremitted earnings by certain foreign subsidiaries, foreign associates and foreign incorporated joint ventures. It is

Sasol Limited Group

Notes to the Financial Statements (Continued)

23    Deferred tax (Continued)

management's intention that, where there is no double taxation relief, these earnings will be permanently re-invested in these entities.

	2009	2008

	Rm	Rm
Unremitted earnings at end of year	4 201	12 298
Europe	1 225	9 649
Rest of Africa	560	1 259
United States of America	425	575
Other	1 991	815
Tax effect if remitted	165	212
Europe	115	147
Rest of Africa	6	8
United States of America	10	29
Other	34	28

Secondary Taxation on Companies (STC)

        STC is a tax levied on South African companies at a rate of 10,0% (before 1 October 2007—12,5%) on dividends distributed.

        Current and deferred tax are measured at the tax rate applicable to undistributed income and therefore only take STC into account to the extent that dividends have been received or paid.

        On declaration of a dividend, the company includes the STC on this dividend in its computation of the income tax expense in the period of such declaration.

        STC is expected to be replaced by a dividend witholding tax during 2011 as announced by the South African Minister of Finance during 2009.

	2009	2008

	Rm	Rm
Undistributed earnings that would be subject to STC	92 054	95 395
Tax effect if distributed	9 205	8 672
Available STC credits at end of year	87	39

Sasol Limited Group

Notes to the Financial Statements (Continued)

Current liabilities

	Note	2009	2008

		Rm	Rm
Liabilities in disposal groups held for sale	12	65	142
Short-term debt	24	4 762	3 496
Short-term financial liabilities	25	354	67
Short-term provisions	26	3 592	1 951
Short-term deferred income	27	464	376
Tax payable	28	675	1 522
Trade payables and accrued expenses	29	11 464	14 694
Other payables	30	4 759	4 345
Bank overdraft	17	80	914

		26 215	27 507

24    Short-term debt

	Note	2009	2008

		Rm	Rm
Bank loans		443	1 944
Revolving credit		—	358
Other		47	73

Short-term debt		490	2 375
Short-term portion of long-term debt	18	4 272	1 121

		4 762	3 496

Reconciliation
Balance at beginning of year		2 375	2 546
Loans raised		280	1 942
Loans repaid		(2 091)	(2 292)
Translation effect of foreign currency loans		(52)	103
Translation of foreign operations	47	(22)	76

Balance at end of year		490	2 375

Currency analysis
Euro		—	358
US dollar		134	111
Rand		—	1 313
Other currencies		356	593

		490	2 375

Interest bearing status

        All short-term debt bears interest at market related rates. The weighted average interest rate applicable to short-term debt for the year was approximately 5,29% (2008—13,4%).

Sasol Limited Group

Notes to the Financial Statements (Continued)

24    Short-term debt (Continued)

Security

        All short-term debt is unsecured.

	2009	2008

	Rm	Rm
Business segmentation
Financing	—	1 645
Polymers	291	590
Other	199	140

	490	2 375

Fair value of short-term debt

        The carrying value of short-term external debt approximates fair value because of the short period to maturity. The fair value of the short-term portion of long-term debt is disclosed in note 18.

25    Short-term financial liabilities

	2009	2008

	Rm	Rm
Forward exchange contracts	350	55
Cross currency swaps	—	5
Commodity derivatives	3	—
Short-term portion of financial guarantees	1	7

Arising on short-term financial instruments	354	67

used for cash flow hedging	9	29
held for trading	345	38

        Short-term financial liabilities include the revaluation of out-of-the-money derivative instruments, refer note 64.

Fair value of derivative financial instruments

        The fair value of derivatives was based upon market valuations.

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

Commodity derivatives

        The fair value of commodity derivatives were determined by reference to quoted market prices for similar instruments.

Sasol Limited Group

Notes to the Financial Statements (Continued)

26    Short-term provisions

	Note	2009	2008

		Rm	Rm
Employee provisions	1	173	130
Insurance related provisions		238	119
Restructuring provisions		78	13
Provision in respect of EGTL		1 280	—
Other provisions		586	454

		2 355	716
Short-term portion of
long-term provisions	20	1 177	1 123
post-retirement benefit obligations	21	60	112

		3 592	1 951

Reconciliation
Balance at beginning of year as previously reported		716	1 750
Reclassification of employee provisions		—	(1 192)

Restated balance at beginning of year		716	558
Acquisition of businesses	55	1	2
Disposal of businesses	56	1 280	—
Income statement charge and provisions utilised, net*		446	15
Translation of foreign operations	47	(88)	141

Balance at end of year		2 355	716

*
Included in the movement of short-term provisions are changes relating to the increase in emission obligations for the year as well as the utilisation of emission rights in reducing these provisions.

	2009	2008

	Rm	Rm
Business segmentation
South African energy cluster	161	134
Mining	46	47
Gas	1	4
Synfuels	79	31
Oil	35	52
International energy cluster	2 118	441
Synfuels International	2 085	419
Petroleum International	33	22
Chemical cluster	1 004	1 194
Polymers	70	62
Solvents	144	139
Olefins & Surfactants	504	733
Other	286	260
Other businesses	309	182

Total operations	3 592	1 951

Sasol Limited Group

Notes to the Financial Statements (Continued)

27    Short-term deferred income

	Note	2009	2008

		Rm	Rm
Short-term portion of long-term deferred income	22	182	167
Short-term deferred income		282	209

	1	464	376

        Short-term deferred income relates mainly to amounts received in respect of the sale of fuel, to be recognised in income when ownership of inventory passes, as well as emission rights received to be recognised in income as the emissions are generated.

28    Tax paid

	Note	2009	2008

		Rm	Rm
Amounts unpaid at beginning of year		(1 522)	(1 465)
Net interest received on tax		1	1
Penalties paid on tax		(15)	(19)
Income tax per income statement	41	(9 413)	(9 521)
Acquisition of businesses	55	(1)	(1)
Disposal of businesses	56	—	2
Translation of foreign operations	47	23	(91)

		(10 927)	(11 094)
Tax payable per statement of financial position		675	1 522

Per the statement of cash flows		(10 252)	(9 572)

Comprising
Normal tax
South Africa		(8 802)	(8 073)
foreign		(631)	(875)
STC		(819)	(624)

		(10 252)	(9 572)

Sasol Limited Group

Notes to the Financial Statements (Continued)

29    Trade payables and accrued expenses

	2009	2008

	Rm	Rm
Trade payables	5 709	8 609
Accrued expenses	2 440	2 487
Related party payables	1 080	1 317
third parties	490	773
joint ventures	590	544

	9 229	12 413
Duties payable to revenue authorities	2 044	1 692
Value added tax	191	589

	11 464	14 694

Currency analysis
Euro	1 782	3 152
US dollar	2 747	3 528
Rand	3 935	4 680
Other currencies	765	1 053

	9 229	12 413

Age analysis of trade payables
Not past due date	4 791	7 514
Past due 0–30 days	553	743
Past due 31–150 days	292	296
Past due 151 days–1 year	49	24
More than 1 year	24	32

	5 709	8 609

Sasol Limited Group

Notes to the Financial Statements (Continued)

29    Trade payables and accrued expenses (Continued)

Fair value of trade payables and accrued expenses

        The carrying value approximates fair value because of the short period to settlement of these obligations.

	2009	2008

	Rm	Rm
Business segmentation
South African energy cluster	5 735	6 545
Mining	566	427
Gas	98	127
Synfuels	969	1 113
Oil	4 102	4 878
International energy cluster	692	767
Synfuels International	503	661
Petroleum International	189	106
Chemical cluster	4 575	7 059
Polymers	908	772
Solvents	802	973
Olefins & Surfactants	1 711	3 434
Other	1 154	1 880
Other businesses	462	323

Total operations	11 464	14 694

Sasol Limited Group

Notes to the Financial Statements (Continued)

30    Other payables

	Note	2009	2008

		Rm	Rm
Capital projects related payables		1 182	626
Employee related payables		2 426	2 590
Insurance related payables		198	380
Fuel related payables *		192	—
Other payables		761	749

	1	4 759	4 345

*
Relates to the overrecovery by Sasol Oil on regulated fuel prices, which will be settled by future changes in the regulated fuel price.

	2009	2008

	Rm	Rm
Currency analysis
Euro	600	654
US dollar	482	549
Rand	3 354	2 660
Other currencies	323	482

	4 759	4 345

Business segmentation
South African energy cluster	913	814
Mining	180	302
Gas	45	31
Synfuels	324	327
Oil	364	154
International energy cluster	190	122
Synfuels International	57	75
Petroleum International	133	47
Chemical cluster	1 576	1 606
Polymers	474	498
Solvents	173	217
Olefins & Surfactants	336	534
Other	593	357
Other businesses	2 080	1 803

Total operations	4 759	4 345

Fair value of other payables

        The carrying value approximates fair value because of the short period to maturity.

Sasol Limited Group

Notes to the Financial Statements (Continued)

Results of operations

	Note	2009	2008	2007

		Rm	Rm	Rm
Turnover	31	137 836	129 943	98 127
Cost of sales and services rendered	32	(88 508)	(74 634)	(59 997)
Other operating income	33	1 021	635	639
Translation (losses)/gains	34	(166)	300	(232)
Operating profit	35	24 666	33 816	25 621
Financial instruments income/(expenses)	36	4 131	(1 436)	423
Auditors' remuneration	37	(86)	(83)	(86)
Finance income	38	1 790	735	825
Share of profit of associates (net of tax)	39	270	254	405
Finance expenses	40	(2 531)	(1 148)	(1 148)
Taxation	41	(10 480)	(10 129)	(8 153)
Remeasurement items affecting operating profit	42	(1 504)	(473)	1 233
		Rand	Rand	Rand

Earnings per share	43	22,90	37,30	27,35
		Rm	Rm	Rm

Other comprehensive income	44	(2 881)	3 652	(258)

Sasol Limited Group

Notes to the Financial Statements (Continued)

31    Turnover

	2009	2008	2007

	Rm	Rm	Rm
Sale of products	136 482	128 492	96 785
Services rendered	777	889	918
Other trading income	577	562	424

	137 836	129 943	98 127

Comprising
Within South Africa	68 256	66 836	51 011
Exported from South Africa	19 348	15 331	9 854
Outside South Africa	50 232	47 776	37 262

	137 836	129 943	98 127

Business segmentation
South African energy cluster	58 167	58 515	42 561
Mining	2 885	2 470	1 694
Gas	2 829	2 563	2 075
Synfuels	1 367	982	976
Oil	51 086	52 500	37 816
International energy cluster	4 183	3 016	842
Synfuels International	3 027	1 788	65
Petroleum International	1 156	1 228	777
Chemical cluster	75 315	68 187	54 296
Polymers	15 326	11 162	9 305
Solvents	16 317	15 585	12 509
Olefins & Surfactants	28 867	28 125	22 012
Other	14 805	13 315	10 470
Other businesses	171	225	428

Total operations	137 836	129 943	98 127

Sasol Limited Group

Notes to the Financial Statements (Continued)

32    Cost of sales and services rendered

	2009	2008	2007

	Rm	Rm	Rm
Cost of sales of products	87 995	74 160	59 434
Cost of services rendered	513	474	563

	88 508	74 634	59 997

Business segmentation
South African energy cluster	37 727	33 689	24 847
Mining	5 438	4 551	3 832
Gas	734	796	624
Synfuels	6 006	9 515	6 317
Oil	25 549	18 827	14 074
International energy cluster	1 638	1 080	560
Synfuels International	957	608	98
Petroleum International	681	472	462
Chemical cluster	47 998	39 072	33 751
Polymers	4 951	2 185	2 816
Solvents	6 651	5 488	4 915
Olefins & Surfactants	24 922	22 625	18 735
Other	11 474	8 774	7 285
Other businesses	1 145	793	839

Total operations	88 508	74 634	59 997

33    Other operating income

	2009	2008	2007

	Rm	Rm	Rm
Emission rights received	182	133	185
Gain on hedging activities	187	128	91
Bad debts recovered	3	9	60
Insurance proceeds	111	5	—
Other	538	360	303

	1 021	635	639

Sasol Limited Group

Notes to the Financial Statements (Continued)

34    Translation (losses)/gains

	Note	2009	2008	2007

		Rm	Rm	Rm
(Losses)/gains on foreign exchange transactions
realised		549	(533)	(240)
unrealised		(715)	833	8

		(166)	300	(232)

Comprising
Forward exchange contracts		(406)	(133)	(116)
Trade receivables		245	477	(18)
(Loss)/gain on translation of foreign currency loans		(157)	365	99
Realisation of foreign currency translation reserve	42	—	(557)	—
Other		152	148	(197)

		(166)	300	(232)

35    Operating profit

	Note	2009	2008	2007

		Rm	Rm	Rm
Operating profit includes
Amortisation of other intangible assets	6	(186)	(192)	(279)
Auditors' remuneration	37	(86)	(83)	(86)
Depreciation of property, plant and equipment	3	(6 059)	(5 020)	(3 743)
Effect of remeasurement items	42	(1 469)	(698)	1 140
Employee costs (including employee related share-based payment expenses)		(17 532)	(14 443)	(11 695)
Exploration expenditure		(310)	(221)	(526)
Operating lease charges
buildings		(434)	(324)	(236)
plant and equipment		(677)	(563)	(471)
Research expenditure		(922)	(761)	(690)
Restructuring costs		(117)	(220)	(361)
Technical and other fees		(610)	(348)	(256)
European Commission fine on Sasol Wax		(3 678)	—	—
Administration penalty on Sasol Nitro		(251)	—	—
Write-down of inventories to net realisable value	13	(965)	(105)	(71)

        Included in operating profit are other expenses, which include share-based payment expenses (refer note 46), remeasurement items (refer note 42), the effect of crude oil hedging (refer note 36), competition related fines (refer above) and exploration expenditure (refer above).

Sasol Limited Group

Notes to the Financial Statements (Continued)

36    Financial instruments income/(expenses)

	Note	2009	2008	2007

		Rm	Rm	Rm
Financial instruments income/(expenses) recognised in the income statement
Net gain/(loss) on derivative instruments held for trading		4 296	(1 409)	408
realised effect of crude oil hedging		4 605	(2 428)	408
revaluation of crude oil derivatives		(2)	227	(227)
revaluation of cross currency swaps		(307)	792	227
Net gain on settlement of financial liabilities		—	—	21
Ineffectiveness on cash flow hedges		—	—	(2)
Impairment of investments available-for-sale	42	(8)	—	(9)
Impairment of trade receivables
raised during year	14	(198)	(60)	(46)
released during year	14	41	33	60
Impairment of long-term receivables		—	—	(9)

		4 131	(1 436)	423

37    Auditors' remuneration

	2009	2008	2007

	Rm	Rm	Rm
Audit fees	79	75	71
KPMG for financial statement audit	70	67	54
KPMG for Sarbanes-Oxley Section 404 audit	8	7	15
other external auditors	1	1	2
Other fees paid to auditors	—	2	8
advisory services	—	—	6
other advisory services	—	2	2
Tax advisory fees	3	2	3
Expenses	4	4	4

	86	83	86

Sasol Limited Group

Notes to the Financial Statements (Continued)

38    Finance income

	Note	2009	2008	2007

		Rm	Rm	Rm
Dividends received from investments available-for-sale		27	10	34
South Africa		1	—	15
outside South Africa		26	10	19
Interest received		1 760	716	788
South Africa		1 461	274	549
outside South Africa		299	442	239
Notional interest received	19	3	9	3

		1 790	735	825

Interest received on
investments available-for-sale		—	1	1
investments held-to-maturity		41	35	22
loans and receivables (including cash and cash equivalents)		1 719	680	765

		1 760	716	788

39    Share of profit of associates (net of tax)

	2009	2008	2007

	Rm	Rm	Rm
Profit before tax	365	335	437
Taxation	(95)	(81)	(32)

Share of profit of associates (net of tax)	270	254	405

Dividends received from associates	480	235	247

Business segmentation
Synfuels	3	3	3
Polymers	273	251	384
Olefins & Surfactants	(9)	(1)	(1)
Other	3	1	19

Total operations	270	254	405

Sasol Limited Group

Notes to the Financial Statements (Continued)

40    Finance expenses

	Note	2009	2008	2007

		Rm	Rm	Rm
Bank overdraft		16	56	49
Debt		1 192	1 979	1 409
Preference share dividends		614	3	—
Finance leases		85	86	80
Other		245	276	218

		2 152	2 400	1 756
Finance charges		18	8	80

		2 170	2 408	1 836
Amortisation of loan costs	18	21	19	38
Notional interest	20	374	307	263

Total finance expenses		2 565	2 734	2 137
Amounts capitalised		(34)	(1 586)	(989)
property, plant and equipment	3	—	(6)	(8)
assets under construction	4	(34)	(1 580)	(981)

Income statement charge		2 531	1 148	1 148

Total finance expenses comprise
South Africa		1 692	1 263	1 176
outside South Africa		873	1 471	961

		2 565	2 734	2 137

Average capitalisation rate applied		—	8,5%	4,9%

Total finance expenses before amortisation of loan costs and notional interest		2 170	2 408	1 836
Less interest paid on tax payable		(2)	(3)	(3)
Less financial guarantee charge		—	—	(17)

Per the statement of cash flows		2 168	2 405	1 816

Sasol Limited Group

Notes to the Financial Statements (Continued)

41    Taxation

	Note	2009	2008	2007

		Rm	Rm	Rm
South African normal tax		8 067	8 497	6 016
current year		8 276	8 476	6 055
prior years		(209)	21	(39)
STC		831	637	529
Foreign tax		515	387	248
current year		511	459	241
prior years		4	(72)	7
Income tax	28	9 413	9 521	6 793
Deferred tax—South Africa	23	826	345	952
current year		653	527	845
prior years		173	18	107
tax rate change		—	(200)	—
Deferred tax—foreign	23	241	263	408
current year		(5)	381	391
prior years		246	(17)	17
tax rate change		—	(101)	—
		10 480	10 129	8 153

Business segmentation
South African energy cluster		8 395	8 329	6 764
Mining		416	332	334
Gas		677	547	529
Synfuels		7 389	5 905	5 137
Oil		(87)	1 545	764
International energy cluster		824	225	284
Synfuels International		192	(191)	26
Petroleum International		632	416	258
Chemical cluster		433	1 385	866
Polymers		(75)	422	224
Solvents		331	474	310
Olefins & Surfactants		(37)	195	(97)
Other		214	294	429
Other businesses		828	190	239

Total operations		10 480	10 129	8 153

Sasol Limited Group

Notes to the Financial Statements (Continued)

41    Taxation (Continued)

Reconciliation of effective tax rate

        Total income tax expense differs from the amount computed by applying the South African normal tax rate to profit before tax. The reasons for these differences are

	2009	2008	2007

	%	%	%
South African normal tax rate	28,0	28,0	29,0
Increase in rate of tax due to
STC	3,4	2,0	2,0
disallowed expenditure	3,4	3,2	4,3
disallowed share-based expenses	3,8	1,3	0,2
increase in calculated tax losses	—	—	2,0
disallowed expenditure on fines	5,3	—	—
non-taxable goodwill	—	—	0,1
prior year adjustments	0,8	—	0,3
other adjustments	1,8	—	—

	46,5	34,5	37,9
Decrease in rate of tax due to
exempt income	—	(0,8)	(3,2)
reduction in tax rate	—	(0,9)	—
different foreign tax rate	(3,2)	(1,3)	(3,0)
recognition of prior year assessed losses	—	(0,7)	—
utilisation of tax losses	—	(0,2)	—
other adjustments	—	(0,5)	—

Effective tax rate	43,3	30,1	31,7

Sasol Limited Group

Notes to the Financial Statements (Continued)

42    Remeasurement items affecting operating profit

	Note	2009	2008	2007

		Rm	Rm	Rm
Impairment of		(458)	(821)	(208)
property, plant and equipment	3	(294)	(447)	(19)
assets under construction	4	(19)	(371)	—
goodwill	5	—	—	(4)
other intangible assets	6	(137)	(3)	(167)
investments in securities	7	(8)	—	(9)
long-term receivables		—	—	(9)
(Loss)/profit on disposal of		(761)	440	749
property, plant and equipment		11	79	63
other intangible assets		(2)	12	(10)
investments in businesses	56	(770)	349	696
Loss on repurchase of participation rights in GTL project		—	(34)	—
Reversal of fair value write-down of disposal group held for sale		—	—	803
Reversal of impairment	3	—	381	—
Scrapping of property, plant and equipment		(133)	(96)	(204)
Scrapping of assets under construction		(101)	(11)	—
Write off of unsuccessful exploration wells		(16)	—	—
Realisation of foreign currency translation reserve	34	—	(557)	—

		(1 469)	(698)	1 140
Tax effect thereon		(35)	229	93
Non-controlling interest effect thereon		—	(4)	—

		(1 504)	(473)	1 233

Business segmentation
South African energy cluster		(141)	(116)	291
Mining		(3)	(7)	(13)
Gas		(4)	(104)	370
Synfuels		(137)	(25)	(64)
Oil		3	20	(2)
International energy cluster		(794)	(369)	—
Synfuels International		(777)	(396)	—
Petroleum International		(17)	27	—
Chemical cluster		(510)	(294)	538
Polymers		1	12	(9)
Solvents		(158)	(104)	(146)
Olefins & Surfactants		(106)	27	707
Other		(247)	(229)	(14)
Other businesses		(24)	81	311

Total operations		(1 469)	(698)	1 140

Sasol Limited Group

Notes to the Financial Statements (Continued)

42    Remeasurement items affecting operating profit (Continued)

	Gross 2009	Tax 2009	Non- controlling interest 2009	Net 2009

	Rm	Rm	Rm	Rm
Earnings effect of remeasurement items
Impairment of	(458)	97	—	(361)
property, plant and equipment	(294)	81	—	(213)
assets under construction	(19)	—	—	(19)
other intangible assets	(137)	16	—	(121)
investments in securities	(8)	—	—	(8)
(Loss)/profit on disposal of	(761)	(158)	—	(919)
property, plant and equipment	11	(3)	—	8
other intangible assets	(2)	—	—	(2)
investments in businesses	(770)	(155)	—	(925)
Scrapping of property, plant and equipment	(133)	26	—	(107)
Scrapping of assets under construction	(101)	—	—	(101)
Write off of unsuccessful exploration wells	(16)	—	—	(16)

	(1 469)	(35)	—	(1 504)

		Property, plant and equipment 2009	Assets under construction 2009	Other intangible assets 2009	Total 2009

		Rm	Rm	Rm	Rm
Impairments	Business unit
Chemical cluster		250	13	109	372
Sasol Italy Inorganics business	Olefins & Surfactants	13	—	—	13
Emission rights	Olefins & Surfactants	—	—	83	83
Acid Recovery plant	Solvents	63	—	—	63
Phalaborwa operations	Nitro	174	—	26	200
Secunda Granulation plant	Nitro	—	13	—	13
Other businesses
Emission rights	Financing	—	—	23	23
Other		44	6	5	55

		294	19	137	450

Impairment of property, plant and equipment and assets under construction

        The group's non-financial assets, other than inventories and deferred tax assets, are reviewed for impairment at each reporting date or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Recoverable amounts are estimated for individual assets or, where an individual asset cannot generate cash inflows independently, the recoverable amount is determined for the larger cash generating unit to which it belongs.

Sasol Limited Group

Notes to the Financial Statements (Continued)

42    Remeasurement items affecting operating profit (Continued)

Impairment of the Phalaborwa plant

        In June 2009, management considered the possible closure of its Phalaborwa operations due to adverse market conditions. The plant, which manufactures phosphoric acid from mainly phosphate rock and sulphur, has had varying financial success during its history in the Sasol portfolio. The plant's profitability is mainly determined by a combination of the feedstock prices of phosphate rock and sulphur, phosphoric acid sale volumes and international phosphoric acid prices. Despite having explored a number of different options, to avoid the closure of the plant, current feedstock prices are at a level that has rendered the plant's ongoing operation unsustainable, particularly in a declining phosphoric acid market. On the back of this continued decline of global and local phosphoric acid prices, as well as increased feedstock prices, Sasol Nitro is projecting significant losses for 2010 from its Phalaborwa operations. As a result, an impairment of R93 million was recognised in respect of the Phalaborwa plant. Further, provisions for restructuring costs of R52 million and rehabilitation of R24 million have also been recognised.

        The above impairments were the main contributors to the impairment of property, plant and equipment and assets under construction during the year. Other smaller impairments are in respect of assets which are subject to reduced utilisation or reduction in market prices (emission rights).

Value-in-use calculations

        The recoverable amount of the assets reviewed for impairment is determined based on value-in-use calculations. Key assumptions relating to this valuation include the discount rate and cash flows used to determine the value in use. Future cash flows are estimated based on financial budgets approved by management covering a three, five and ten year period and are extrapolated over the useful life of the assets to reflect the long-term plans for the group using the estimated growth rate for the specific business or project. The estimated future cash flows and discount rates used are post-tax based on an assessment of the current risks applicable to the specific entity and country in which it operates. Discounting post-tax cash flows at a post-tax discount rate yields the same result as discounting pre-tax cash flows at a pre-tax discount rate.

        Management determines the expected performance of the assets based on past performance and its expectations of market development. The weighted average growth rates used are consistent with the increase in the geographic segment long-term Producer Price Index. Estimations are based on a number of key assumptions such as volume, price, product mix which will create a basis for future growth and gross margin. These assumptions are set in relation to historic figures and external reports on market growth. If necessary, these cash flows are then adjusted to take into account any changes in assumptions or operating conditions that have been identified subsequent to the preparation of the budgets.

        The weighted average cost of capital rate (WACC) is derived from a pricing model based on credit risk and the cost of the debt. The variables used in the model are established on the basis of management judgement and current market conditions. Management judgement is also applied in estimating the future cash flows of the cash generating units. These values are sensitive to the cash flows projected for the periods for which detailed forecasts are not available and to the assumptions regarding the long-term sustainability of the cash flows thereafter. The WACC rate increased during the current financial year, as a result of increased cost of borrowing caused by financial market liquidity constraints and increased risk aversion to equities and emerging markets.

Sasol Limited Group

Notes to the Financial Statements (Continued)

42    Remeasurement items affecting operating profit (Continued)

Main assumptions used for value-in-use calculations

		South Africa	North America	Europe

		%	%	%
Growth rate—long-term Producer Price Index (PPI)	2009	4,80	1,50	1,50
Discount rate—Weighted Average Cost of Capital (WACC)	2009	13,25	7,75	7,75
Growth rate—long-term Producer Price Index (PPI)	2008	4,80	1,20	1,20
Discount rate—Weighted Average Cost of Capital (WACC)	2008	11,75	7,25	7,25

Sensitivity to changes in assumptions

        Management has considered the sensitivity of the values in use determined above to various key assumptions such as crude oil prices, commodity prices and exchange rates. These sensitivities have been taken into consideration in determining the required impairments and reversals of impairments.

Disposal of Sasol's interest in the EGTL plant

        During 2008, Sasol decided in principle that it would not continue with its 37,5% participation in the EGTL project. Following negotiations with Chevron Nigeria Limited, Sasol reduced its economic interest from 37,5% to 10% for which a consideration of R3 486 million (US$360 million) was received. The loss on the disposal of business recognised as at 30 June 2009 amounted to R771 million.

43    Earnings per share

        Earnings per share is derived by dividing attributable earnings by the weighted average number of shares, after taking the share repurchase programme and the Sasol Inzalo share transaction into account. Appropriate adjustments are made in calculating diluted earnings per share.

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

	Number of shares
	2009	2008	2007

	million	million	million
Weighted average number of shares	596,1	601,0	622,6
Potential dilutive effect of outstanding share options	6,1	8,5	7,7
Potential dilutive effect of Sasol Inzalo transaction	11,8	—	—

Diluted weighted average number of shares	614,0	609,5	630,3

Sasol Limited Group

Notes to the Financial Statements (Continued)

43    Earnings per share (Continued)

        The diluted weighted average number of shares in issue for the year ended 30 June 2009 does not include the effect of ordinary shares issuable upon the conversion of Sasol Inzalo share rights in respect of the Sasol Inzalo Employee Trust and Sasol Inzalo Management Trust, as their effect is currently anti-dilutive.

	2009	2008	2007

	Rm	Rm	Rm
Diluted earnings is determined as follows
Earnings attributable to owners of Sasol Limited	13 648	22 417	17 030
Finance expense on potentially dilutive shares (Sasol Inzalo share transaction)	350	—	—

Diluted earnings	13 998	22 417	17 030

Profit attributable to shareholders
Basic earnings per share	22,90	37,30	27,35
Diluted earnings per share	22,80	36,78	27,02
Effect of share repurchase programme	0,80	1,73	0,10
Dividends per share
Ordinary shares of no par value
Interim	2,50	3,65	3,10
Final *	6,00	9,35	5,90

	8,50	13,00	9,00

*
Declared subsequent to 30 June 2009 and has been presented for information purposes only. No provision regarding the final dividend has been recognised.

		2009	2008	2007

Potential dilutive effect of options issued in terms of the Sasol Share Incentive Scheme
Number of options granted at year end	thousand	14 127	16 212	21 439
Average issue price of options	Rand	174,46	171,92	159,03
Value at issue price	Rm	2 465	2 787	3 409

Average closing share price during year on JSE	Rand	305,81	360,27	248,93
Equivalent shares at closing share price	thousand	8 059	7 736	13 695
Potential dilutive effect of outstanding share options	thousand	6 068	8 476	7 744

Potential dilutive effect of shares to be issued to settle debt of the Sasol Inzalo share transaction
Sasol Inzalo Groups Funding debt (A and B preference shares)	Rm	1 292	*
Sasol Inzalo Public Funding debt (A and B preference shares)	Rm	2 336	*
Closing share price on JSE	Rand	269,98	*
Potential dilutive effect of the Sasol Inzalo share transaction	thousand shares	13 437	*
Potential dilutive weighted effect of Sasol Inzalo share transaction	thousand shares	11 777	*

*
The potential dilutive effect of share rights issued in terms of the Sasol Inzalo share transaction in 2008 is insignificant as the transaction was concluded only at the end of that year.

Sasol Limited Group

Notes to the Financial Statements (Continued)

44    Other comprehensive income

	Note	2009	2008	2007

		Rm	Rm	Rm
Components of other comprehensive income
Effect of translation of foreign operations		(2 485)	3 452	(258)
Effect of cash flow hedges		(497)	261	—
(losses)/gains on effective portion of cash flow hedges		(430)	40	(8)
(gains)/losses on cash flow hedges transferred to hedged items		(67)	221	(10)
losses on cash flow hedges transferred to income statement		—	—	18
Loss on fair value of investments		—	(1)	—
Tax on other comprehensive income	23	101	(60)	—

Other comprehensive income for year, net of tax		(2 881)	3 652	(258)

Tax and non-controlling interest on other comprehensive income

	Gross	Tax	Non- controlling interest	Net

	Rm	Rm	Rm	Rm
2009
Effect of translation of foreign operations	(2 485)	1	3	(2 481)
Losses on effective portion of cash flow hedges	(430)	89	26	(315)
Gains on cash flow hedges transferred to hedged items	(67)	10	—	(57)
Loss on fair value of investments	—	1	—	1

Other comprehensive income	(2 982)	101	29	(2 852)

2008
Effect of translation of foreign operations	3 452	(1)	(2)	3 449
Gains on effective portion of cash flow hedges	40	(4)	(5)	31
Losses on cash flow hedges transferred to hedged items	221	(55)	—	166
Loss on fair value of investments	(1)	—	—	(1)

Other comprehensive income	3 712	(60)	(7)	3 645

2007
Effect of translation of foreign operations	(258)	—	—	(258)
Losses on effective portion of cash flow hedges	(8)	—	—	(8)
Gains on cash flow hedges transferred to hedged items	(10)	—	—	(10)
Losses on cash flow hedges transferred to income statement	18	—	—	18

Other comprehensive income	(258)	—	—	(258)

Sasol Limited Group

Notes to the Financial Statements (Continued)

Equity structure

Note
Share capital	45
Share-based payments	46
Foreign currency translation reserve	47
Share repurchase programme	48

45    Share capital

Number of shares
	2009	2008	2007

Authorised(1)
Ordinary shares of no par value	1 127 690 590	1 127 690 590	1 175 000 000
Sasol preferred ordinary shares of no par value	28 385 646	28 385 646	—
Sasol BEE ordinary shares of no par value	18 923 764	18 923 764	—

	1 175 000 000	1 175 000 000	1 175 000 000

(1)
During May 2008, special resolutions were passed whereby 47 309 410 of the authorised but unissued ordinary shares of no par value of the capital of Sasol Limited were converted into 28 385 646 Sasol preferred ordinary shares of no par value and 18 923 764 Sasol BEE ordinary shares of no par value, respectively.

Number of shares
	2009	2008	2007

Issued
Shares issued at beginning of year	676 711 298	627 696 148	682 978 425
Issued in terms of the Sasol Share Incentive Scheme	1 745 800	4 859 700	4 829 200
Issued in terms of the Sasol Inzalo share transaction(2)	18 923 764	44 155 450	—
Shares cancelled during year	(31 500 000)	—	(60 111 477)

Shares issued at end of year	665 880 862	676 711 298	627 696 148

Comprising
Ordinary shares of no par value	637 495 216	667 249 416	627 696 148
Sasol preferred ordinary shares of no par value	25 547 081	9 461 882	—
Sasol BEE ordinary shares of no par value	2 838 565	—	—

	665 880 862	676 711 298	627 696 148

(2)
In 2009, 16 085 199 Sasol preferred ordinary shares were issued, at an issue price of R366,00 per share, for R5 888 million to the Black Public pursuant to the funded invitation. 2 838 565 Sasol BEE ordinary shares were issued, at an issue price of R366,00 per share, for R1 039 million to the Black Public pursuant to the cash invitation.

        In 2008, 34 693 568 Sasol ordinary shares with a value of R12 698 million were issued at a nominal value of R0,01 per share to the Sasol Inzalo Employee and Management Trusts and the Sasol Inzalo Foundation, with the remaining amount being facilitated by Sasol. In addition, 9 461 882 Sasol

Sasol Limited Group

Notes to the Financial Statements (Continued)

45    Share capital (Continued)

preferred ordinary shares were issued, at an issue price of R366,00 per share, for R3 463 million to the selected participants. The black public invitation was not effective at 30 June 2008.

Number of shares
	2009	2008	2007

Held in reserve
Allocated to the Sasol Share Incentive Scheme	16 257 400	18 005 500	22 865 200
Unissued shares	492 861 738	480 283 202	524 438 652
Ordinary shares of no par value	473 937 974	442 435 674	524 438 652
Sasol preferred ordinary shares of no par value	2 838 565	18 923 764	—
Sasol BEE ordinary shares of no par value	16 085 199	18 923 764	—

	509 119 138	498 288 702	547 303 852

Conditions attached to share classifications

        The Sasol ordinary shares issued have no conditions attached to them.

        The Sasol preferred ordinary shares have voting rights attached to them and will be Sasol ordinary shares at the end of the term of the Sasol Inzalo share transaction. The Sasol preferred ordinary shares rank pari passu with the Sasol ordinary shares and differ only in the fact that they are not listed and trading is restricted.

        Further, the Sasol preferred ordinary shares carry a cumulative preferred dividend right where a dividend has been declared during the term of the Sasol Inzalo share transaction, with the dividends set out as follows:

  —
  R16,00 per annum for each of the three years until 30 June 2011;

  —
  R22,00 per annum for the next three years until 30 June 2014; and

  —
  R28,00 per annum for the last four years until 30 June 2018.

        The Sasol BEE ordinary shares have voting rights attached to them and will be Sasol ordinary shares at the end of the term of the Sasol Inzalo share transaction. The Sasol BEE ordinary shares rank pari passu with the Sasol ordinary shares and differ only in the fact that they are not listed and trading is restricted.

        The Sasol BEE ordinary shares receive dividends per share simultaneously with, and equal to, the Sasol ordinary shares.

Capital management

        The group's objectives when managing capital (which includes share capital, borrowings, working capital and cash and cash equivalents) are to safeguard the group's ability to continue as a going concern while taking advantage of strategic opportunities in order to provide sustainable returns for shareholders, benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

Sasol Limited Group

Notes to the Financial Statements (Continued)

45    Share capital (Continued)

        In order to maintain the capital structure, the group may adjust the amount of dividends paid to shareholders, return capital to shareholders, repurchase current issued shares, cancel shares, issue new shares or sell assets to reduce debt.

        The group purchases its own shares on the open market, up to a maximum of 4% (2008—10%) of the issued share capital before the Sasol Inzalo share transaction. These shares are held as treasury shares and do not carry any voting rights.

        The group monitors capital on the basis of its gearing ratio. The gearing ratio is calculated as net borrowings (total borrowings less cash) divided by shareholders' equity.

        During 2009, the targeted gearing ratio was lowered to 20%–40% from the previous range of 30%–50%. The decrease in the gearing ratio from 20,5% in 2008 to (1,2%) during 2009 resulted primarily from our cash conservation approach and the suspension of our share repurchase programme.

46    Share-based payments

	Note	2009	2008	2007

		Rm	Rm	Rm
During the year the following share-based payment expenses were recognised in the income statement regarding share-based payment arrangements that existed:
Equity settled—recognised directly in equity		3 293	1 574	186
Sasol Share Incentive Scheme	46.1	91	140	186
Sasol Inzalo share transaction	46.2	3 202	1 434	—
Cash settled—recognised in long-term provisions
Sasol Share Appreciation Rights Scheme	46.3	32	208	4

		3 325	1 782	190

46.1 The Sasol Share Incentive Scheme

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

Sasol Limited Group

Notes to the Financial Statements (Continued)

46    Share-based payments (Continued)

the issue of ordinary shares of no par value by Sasol Limited. The fair value of the equity settled expense is calculated at grant date.

        In terms of the scheme, options to a maximum of 60 000 000 ordinary shares may be offered by the trustees to eligible group employees. Each employee is limited to holding a maximum of 1 000 000 options to acquire Sasol Limited shares.

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

        Following the introduction of the Sasol Share Appreciation Rights Scheme in March 2007, no further options have been issued in terms of the Sasol Share Incentive Scheme. Unimplemented share options will not be affected by the Sasol Share Appreciation Rights Scheme.

        It is group policy that employees should not deal in Sasol Limited shares for the periods from 1 January for half year end and 1 July for year end until 2 days after publication of the results and at any other time during which they have access to price sensitive information.

Number of shares
	2009	2008	2007

Shares allotted	43 742 600	41 994 500	37 134 800
Share options granted	14 215 500	16 212 000	21 439 100
Available for allocation	—	—	1 426 100
Unallocated share options	2 041 900	1 793 500	—

	60 000 000	60 000 000	60 000 000

Vesting periods of options granted
Already vested	7 369 600	5 595 800	5 818 300
Within one year	2 484 100	3 331 400	4 523 700
One to two years	2 005 000	2 643 300	3 465 400
Two to three years	1 512 500	2 129 600	2 790 900
Three to four years	844 300	1 615 200	2 206 300
Four to five years	—	896 700	1 699 100
More than five years	—	—	935 400

	14 215 500	16 212 000	21 439 100

Sasol Limited Group

Notes to the Financial Statements (Continued)

46    Share-based payments (Continued)

	Number of shares	Weighted average option price
		Rand
Movements in the number of options granted
Balance at 30 June 2006	23 818 700	116,32
Options granted	2 911 800	238,27
Options converted to shares	(4 829 200)	68,72
Options forfeited	(21 400)	232,38
Options lapsed	(440 800)	152,21

Balance at 30 June 2007	21 439 100	142,75
Options granted	(4 859 700)	96,80
Options converted to shares	(367 400)	189,07

Balance at 30 June 2008	16 212 000	155,47
Options converted to shares	(1 745 800)	91,16
Options lapsed	(250 700)	170,70

Balance at 30 June 2009	14 215 500	163,10

	2009	2008	2007

	Rand	Rand	Rand
Average price at which share options were granted during year	—	—	238,27

Average market price of options traded during year	295,44	366,71	253,68

Average fair value of share options vested during year	43,82	39,29	27,85

Average fair value of share options issued during year	—	—	64,35

	2009	2008	2007

	Rm	Rm	Rm
Total intrinsic value of share options exercised during year	357	1 312	893

Share-based payment expense recognised*	91	140	186

*
The unrecognised share-based payment expense related to non-vested share options, expected to be recognised over a weighted average period of 1,1 years, amounted to R106 million at 30 June 2009 (2008—R197 million)

Sasol Limited Group

Notes to the Financial Statements (Continued)

46    Share-based payments (Continued)

        There was no income tax recognised as a consequence of Sasol Share Incentive Scheme.

	2009	2008	2007

The share-based payment expense is calculated using the Black Scholes model based on the following assumptions at grant date.
Risk free interest rate (%)	*	*	7,75
Expected volatility (%)	*	*	34
Expected dividend yield (%)	*	*	3,8
Vesting period	*	*	2,4,6 years

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

Sasol Limited Group

Notes to the Financial Statements (Continued)

46    Share-based payments (Continued)

Range of exercise prices

	Number of shares	Weighted average option	Aggregate intrinsic value	Weighted average remaining life

		Rand	Rm	Years
Details of unimplemented share options granted up to 30 June 2009
R30,01–R60,00	175 400	54,62	38	0,31
R60,01–R90,00	2 432 900	84,85	450	2,51
R90,01–R120,00	3 940 600	111,34	625	3,29
R120,01–R150,00	469 200	133,62	64	4,20
R150,01–R180,00	351 300	158,30	39	4,80
R180,01–R210,00	880 800	195,53	66	5,04
R210,01–R240,00	4 957 600	224,90	223	5,65
R240,01–R270,00	791 000	251,38	15	6,26
R270,01–R300,00	216 700	274,71	(1)	5,93

	14 215 500	163,10	1 519

Details of unimplemented share options vested at 30 June 2009
R30,01–R60,00	182 400	54,60	39
R60,01–R90,00	1 713 900	83,61	319
R90,01–R120,00	2 890 300	112,28	456
R120,01–R150,00	263 400	133,82	36
R150,01–R180,00	192 500	158,12	22
R180,01–R210,00	278 600	195,15	21
R210,01–R240,00	1 526 800	225,25	68
R240,01–R270,00	258 900	251,41	5
R270,01–R300,00	62 800	274,75	—

	7 369 600	138,96	966

46.2 The Sasol Inzalo Share Transaction

        In May 2008, the shareholders approved the Sasol Inzalo share transaction, a broad-based Black Economic Empowerment (BEE) transaction, which resulted in the transfer of beneficial ownership of 10% (63,1 million shares) of Sasol Limited's issued share capital before the implementation of this transaction to its employees and a wide spread of BEE participants. The transaction was introduced to assist Sasol, as a major participant in the South African economy, in meeting its empowerment objectives.

Sasol Limited Group

Notes to the Financial Statements (Continued)

46    Share-based payments (Continued)

Components of the transaction

	Note	2009 allocated	Value of shares issued 2009	Share-based payment expense recognised 2009

		%	Rm	Rm
The Sasol Inzalo Employee Trust and The Sasol Inzalo Management Trust(1)	i	4,0	9 235	767
The Sasol Inzalo Foundation(2)	ii	1,5	3 463	—
Selected Participants	iii	1,5	3 463	—
Black Public Invitations	iv	3,0	6 927	2 435

		10,0	23 088	3 202

Components of the transaction

	Note	2008 allocated	Value of shares issued 2008	Share-based payment expense recognised 2008

		%	Rm	Rm
The Sasol Inzalo Employee Trust and The Sasol Inzalo Management Trust(1)	i	4,0	9 235	77
The Sasol Inzalo Foundation(2)	ii	1,5	3 463	—
Selected Participants	iii	1,5	3 463	1 357
Black Public Invitations(3)	iv	3,0	—	—

		10,0	16 161	1 434

(1)
The unrecognised share-based payment expense related to non-vested Employee and Management Trusts' share rights, expected to be recognised over a weighted average period of 2,6 years amounted to R2 889 million at 30 June 2009 (2008—R4 872 million).

(2)
No share-based payment expense is recognised for The Sasol Inzalo Foundation.

(3)
No share-based payment expense had been recognised at 30 June 2008 as the Black Public Invitations remained open until 9 July 2008.

i       The Sasol Inzalo Employee Trust and The Sasol Inzalo Management Trust (The trusts)

        On 3 June 2008, staff members that were South African residents or who were migrant workers that did not participate in the Sasol Share Incentive Scheme and the Sasol Share Appreciation Rights Scheme participated in The Sasol Inzalo Employee Trust (Employee Scheme), while all senior black staff that are South African residents participated in The Sasol Inzalo Management Trust (Management Scheme).

Sasol Limited Group

Notes to the Financial Statements (Continued)

46    Share-based payments (Continued)

        The share rights, which entitled the employees from the inception of the scheme to receive ordinary shares at the end of ten years, vest according to unconditional entitlement as follows:

  —
  after three years: 30%

  —
  thereafter: 10% per year until maturity

        Participants in the Employee Scheme were granted share rights to 850 Sasol ordinary shares. The allocation of the shares in the Management Scheme was based on seniority and range from 5 000 to 25 000. 12% of the allocated shares has been set aside for new employees appointed during the first five years of the transaction. On resignation, within the first three years from the inception of the transaction, share rights granted will be forfeited. For each year thereafter, 10% of such share rights will be forfeited for each year or part thereof remaining until the end of the transaction period. On retirement, death or retrenchment the rights will remain with the participant.

        The fair value of the equity settled share-based payment expense is calculated at grant date and expensed over the vesting period of the share rights.

        The Sasol ordinary shares were issued to the Trusts, funded by contributions from Sasol, which collectively subscribed for 25,2 million Sasol ordinary shares at a nominal value of R0,01 per share, subject to pre-conditions regarding the right to receive only 50% of ordinary dividends paid on ordinary shares and Sasol's right to repurchase a number of shares at a nominal value of R0,01 per share at the end of year ten in accordance with a pre-determined formula. The participant has the right to all ordinary dividends received by the Trusts for the duration of the transaction.

        After Sasol has exercised its repurchase right and subject to any forfeiture of share rights, each participant will receive a number of Sasol ordinary shares in relation to their respective share rights.

        Any shares remaining in the Trusts after the distribution to participants may be distributed to The Sasol Inzalo Foundation.

ii      The Sasol Inzalo Foundation

        On 3 June 2008, The Sasol Inzalo Foundation, which was incorporated as a trust and in the process of being registered as a public benefit organisation, subscribed for 9,5 million Sasol ordinary shares at nominal value of R0,01 per share.

        The primary focus of The Sasol Inzalo Foundation is skills development and capacity building of black South Africans, predominantly in the fields of mathematics, science and technology.

        The conditions of subscription for Sasol ordinary shares by The Sasol Inzalo Foundation includes the right to receive dividends equal to 5% of the ordinary dividends declared in respect of Sasol ordinary shares held by the Foundation. Sasol is entitled to repurchase a number of Sasol ordinary shares from the Foundation at a nominal value of R0,01 per share at the end of ten years in accordance with a predetermined formula.

        After Sasol has exercised its repurchase right, the Foundation will receive 100% of dividends declared on the Sasol ordinary shares owned by the Foundation.

Sasol Limited Group

Notes to the Financial Statements (Continued)

46    Share-based payments (Continued)

iii    Selected Participants

        In 2008, selected BEE groups (Selected Participants) which included Sasol customers, Sasol suppliers, Sasol franchisees, women's groups, trade unions and other professional associations, through a funding company, which is consolidated as part of the Sasol group, subscribed in total for 9,5 million Sasol preferred ordinary shares. A portion of these shares have not yet been allocated to Selected Participants and have been subscribed for by a facilitation trust, which is funded by Sasol. As at 30 June 2009, 1,1 million (2008—1,1 million) Sasol preferred ordinary shares were issued to the facilitation trust.

        The Selected Participants contributed equity between 5% to 10% of the value of their underlying Sasol preferred ordinary shares allocation, with the balance of the contribution funded through preference share debt (refer note 18), including preference shares subscribed for by Sasol.

        The fair value of the equity settled share-based payment expense relating to the share rights issued to the Selected Participants is calculated at grant date and is expensed immediately as all vesting conditions had been met at that date.

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

iv     Black Public Invitations

        The Sasol Inzalo Black Public Invitations aimed to provide as many black people (Black Public) as possible with an opportunity to acquire shares in Sasol. The Black Public owns 3% of Sasol's issued share capital, through their participation in the Funded and Cash Invitations described below.

        The Black Public invitations were not yet effective at 30 June 2008. The invitations closed on 9 July 2008, and have been included in the results for 2009. On 8 September 2008, the Black Public indirectly subscribed for 16 085 199 preferred ordinary shares and directly for 2 838 565 Sasol BEE ordinary shares.

        The fair value of the equity settled share-based payment expense relating to the share rights issued to the Black Public calculated at grant date and is expensed immediately as all vesting conditions would have been met at that date. At 30 June 2009, 57 254 Sasol preferred ordinary shares and 16 097 Sasol BEE ordinary shares were issued to a facilitation trust funded by Sasol.

Sasol Limited Group

Notes to the Financial Statements (Continued)

46    Share-based payments (Continued)

Funded Invitation

        The members of the Black Public participating in the Funded Invitation through a funding company, which is consolidated as part of the Sasol group, subscribed for 16,1 million Sasol preferred ordinary shares. The Black Public contributed equity between 5% to 10% of their underlying Sasol preferred ordinary shares allocation, with the balance of the contribution being funded through preference share debt, (refer note 18), including preference shares subscribed for by Sasol.

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

        The funding company has, from inception, full voting and economic rights with regard to its interest in Sasol's issued share capital.

Cash Invitation

        The Cash Invitation allowed members of the Black Public to invest directly in Sasol BEE ordinary shares. As at 30 June 2009, the Black Public held 2,8 million Sasol BEE ordinary shares. Participants in the Cash Invitation receive dividends per share simultaneously with, and equal to, Sasol ordinary shareholders. In addition, they are entitled to exercise full voting rights attached to their Sasol BEE ordinary shares.

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

Sasol Limited Group

Notes to the Financial Statements (Continued)

46    Share-based payments (Continued)

at 30 June 2009

	Total	(i) Employee and Management Trusts	(ii) Sasol Inzalo Foundation	(iii) Selected Participants	(iv) Black Public Invitations

Shares and share rights granted	58 333 322	21 633 050	9 461 882	8 387 977	18 850 413
Shares and share rights available for allocation	4 745 892	3 598 636	—	1 073 905	73 351

	63 079 214	25 231 686	9 461 882	9 461 882	18 923 764

Vesting periods of shares and share rights granted
Already vested	36 700 272	—	9 461 882	8 387 977	18 850 413
Within three years	6 489 915	6 489 915	—	—	—
Three to five years	4 326 610	4 326 610	—	—	—
Five to ten years	10 816 525	10 816 525	—	—	—

	58 333 322	21 633 050	9 461 882	8 387 977	18 850 413

at 30 June 2008

	Total	(i) Employee and Management Trusts	(ii) Sasol Inzalo Foundation	(iii) Selected Participants	(iv) Black Public Invitations*

Shares and share rights granted	40 151 859	22 302 000	9 461 882	8 387 977	—
Shares and share rights available for allocation	4 003 591	2 929 686	—	1 073 905	—
Shares and share rights unissued at year end	18 923 764	—	—	—	18 923 764

	63 079 214	25 231 686	9 461 882	9 461 882	18 923 764

Vesting periods of share rights granted
Already vested	17 849 859	—	9 461 882	8 387 977	—
Within three years	6 690 600	6 690 600	—	—	—
Three to five years	4 460 400	4 460 400	—	—	—
Five to ten years	11 151 000	11 151 000	—	—	—

	40 151 859	22 302 000	9 461 882	8 387 977	—

*
Transaction not yet effective at 30 June 2008

Sasol Limited Group

Notes to the Financial Statements (Continued)

46    Share-based payments (Continued)

        The share-based payment expense was calculated using an option pricing model reflective of the underlying characteristics of each part of the transaction. It is calculated using the following assumptions at grant date.

	Employee and Management Trusts 2009	Selected Participants 2009	Black Public Invitation— Funded 2009	Black Public Invitation— Cash 2009

Valuation model	Monte Carlo model	Black-Scholes model	Black-Scholes model	*
Exercise price Rand	366,00	366,00	366,00
Risk-free interest rate (%)	11,8	10,7	10,3
Expected volatility (%)	34,0	34,0	34,0
Expected dividend yield (%)	2,67–4,5	3,0	3,0
Vesting period	10 years	10 years	10 years

*
The share-based payment expense was calculated as the difference between the market value of R437,99 per share and the issue price of R366 per share on grant date.

	Employee and Management Trusts 2008	Selected Participants 2008

Valuation model	Monte Carlo model	Black-Scholes model
Exercise price Rand	366,00	366,00
Risk-free interest rate (%)	11,8	10,7
Expected volatility (%)	34,0	34,0
Expected dividend yield (%)	2,67–4,5	3,0
Vesting period	10 years	10 years

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

Sasol Limited Group

Notes to the Financial Statements (Continued)

46    Share-based payments (Continued)

	Number of shares/ share rights	Weighted average value	Aggregate intrinsic value	Weighted average remaining life

		Rand	Rm	years
Movements in the number of shares and share rights granted
i) Sasol Inzalo Employee and Management Trusts
Balance at 30 June 2008	22 302 000	366,00	(2 141)	—
Shares and share rights granted	236 132	366,00	(23)	—
Shares and share rights forfeited	(905 082)	—	(244)	—

Balance at 30 June 2009	21 633 050	366,00	(2 408)	9,0

ii) Sasol Inzalo Foundation
Balance at 30 June 2008	9 461 882	366,00	(909)	—
Shares and share rights granted	—	—	—	—

Balance at 30 June 2009	9 461 882	366,00	(909)	9,0

iii) Selected Participants
Balance at 30 June 2008	8 387 977	366,00	(805)	—
Shares and share rights granted	—	—	—	—

Balance at 30 June 2009	8 387 977	366,00	(805)	9,0

iv) Black Public Invitations
Shares and share rights granted	18 850 413	366,00	(1 810)	—

Balance at 30 June 2009	18 850 413	366,00	(1 810)	9,0

	(i) Employee and Management Trusts 2009	(ii) Sasol Inzalo Foundation 2009	(iii) Selected Participants 2009	(iv) Black Public Invitations— Funded 2009	(iv) Black Public Invitations— Cash 2009

Average price at which shares/share rights were granted during year	366*	—	—	366*	366*

Average fair value of shares/share rights issued during year	—	—	—	137,24	71,99

Sasol Limited Group

Notes to the Financial Statements (Continued)

46    Share-based payments (Continued)

	(i) Employee and Management Trusts 2008	(ii) Sasol Inzalo Foundation 2008	(iii) Selected Participants 2008	(iv) Black Public Invitations— Funded 2008	(iv) Black Public Invitations— Cash 2008

Average price at which share rights were granted during year	366,00	366,00	366,00	—	—

Average fair value of rights issued during year	221,88	—	161,82	—	—

*
Underlying value at 60 day volume weighted average price on 18 March 2008, although the shares were issued at a nominal value of R0,01 per share. No unimplemented share rights relating to the Employee and Management Trusts have vested at year end.

46.3 The Sasol Share Appreciation Rights Scheme

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

Sasol Limited Group

Notes to the Financial Statements (Continued)

46.3 The Sasol Share Appreciation Rights Scheme (Continued)

year end until 2 days after publication of the results and at any other time during which they have access to price sensitive information.

Number of share appreciation rights
	2009	2008	2007

Rights granted	8 193 300	3 839 200	917 400
Available for allocation*	11 806 700	16 160 800	19 082 600

	20 000 000	20 000 000	20 000 000

*
In terms of the Share Appreciation Rights Scheme, the number of rights available through the scheme together with the number of share options available under the previous Sasol Share Incentive Scheme shall not at any time exceed 80 million shares/rights.

Number of share appreciation rights
	2009	2008	2007

Vesting periods of rights granted
Already vested	261 300	4 300	—
Within one year	954 600	310 400	—
One to two years	1 779 300	974 300	306 400
Two to three years	961 400	296 800	—
Three to four years	1 790 400	974 300	306 400
Four to five years	971 300	295 000	—
More than five years	1 475 000	984 100	304 600

	8 193 300	3 839 200	917 400

	Number of share appreciation rights	Weighted average share price

		Rand
Movements in the number of rights granted
Rights granted	931 800	242,08
Rights forfeited	(14 400)	(257,06)

Balance at 30 June 2007	917 400	241,85
Rights granted	3 037 600	332,77
Rights forfeited	(30 700)	(310,33)
Rights lapsed	(85 100)	(275,98)

Balance at 30 June 2008	3 839 200	249,31
Rights granted	4 712 600	320,85
Rights exercised	(27 500)	231,06
Rights forfeited	(50 100)	352,10
Rights lapsed	(280 900)	326,71

Balance at 30 June 2009	8 193 300	287,24

Sasol Limited Group

Notes to the Financial Statements (Continued)

46.3 The Sasol Share Appreciation Rights Scheme (Continued)

	2009	2008	2007

	Rand	Rand	Rand
Average price at which share appreciation rights were granted during year	320,85	332,77	242,08

Average market price of share appreciation rights traded during the year	291,88	—	—

Average fair value of share appreciation rights vested during year	106,31	211,13	—

Average fair value of share appreciation rights issued during year	110,17	211,56	81,58

	2009	2008	2007

	Rm	Rm	Rm
Total intrinsic value of share appreciation rights exercised during the year	2	—	—

Share-based payment expense recognised*	32	208	4

*
The unrecognised share-based payment expense related to non-vested share appreciation rights, expected to be recognised over a weighted average period of 1,8 years, amounted to R502 million at 30 June 2009 (2008—R651 million).

	2009	2008	2007

The share-based payment expense is calculated using the binomial tree model based on the following assumptions at 30 June
Risk free interest rate (%)	8,79–8,86	11,12–11,26	9,02–9,05
Expected volatility (%)	54,32	35,73	29,22
Expected dividend yield (%)	3,37	3,44	3,60
Expected forfeiture rate (%)	5,00	3,30	3,25
Vesting period	2, 4, 6 years	2, 4, 6 years	2, 4, 6 years

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

Sasol Limited Group

Notes to the Financial Statements (Continued)

46.3 The Sasol Share Appreciation Rights Scheme (Continued)

Range of exercise prices

	Number of shares	Weighted average price per right	Aggregate intrinsic value	Weighted average remaining life

		Rand	Rm	years
Details of unimplemented rights granted up to 30 June 2009
R 210,01–R 240,00	365 300	222,50	17	6,68
R 240,01–R 270,00	1 501 800	257,39	19	8,07
R 270,01–R 300,00	2 563 500	292,12	(57)	7,62
R 300,01–R 330,00	95 100	327,20	(5)	7,28
R 330,01–R 360,00	2 992 100	351,07	(243)	8,14
R 390,01–R 420,00	259 800	407,50	(36)	7,70
R 420,01–R 450,00	206 100	444,00	(36)	7,82
R 450,01–R 480,00	165 600	474,10	(34)	7,93
R 480,01–R 510,00	44 000	496,75	(10)	7,91

	8 193 300	316,84	(385)

Details of unimplemented rights vested at 30 June 2009
R 210,01–R 240,00	114 000	222,50	5
R 240,01–R 270,00	147 300	258,33	2

	261 300	242,70	7

Sasol Limited Group

Notes to the Financial Statements (Continued)

47    Foreign currency translation reserve

	Note	2009	2008	2007

		Rm	Rm	Rm
Translation of foreign operations
Property, plant and equipment		(1 414)	2 082	(40)
cost	3	(3 923)	7 031	441
accumulated depreciation	3	2 509	(4 949)	(481)
Assets under construction	4	88	1 066	(349)
Goodwill	5	(69)	144	5
Intangible assets		(110)	119	18
cost	6	(209)	315	37
accumulated amortisation	6	99	(196)	(19)
Investments in securities	7	(25)	54	6
Investments in associates		(284)	117	7
Post-retirement benefit assets		(36)	37	(5)
Long-term receivables		(43)	97	4
Long-term financial assets		(3)	—	—
Inventories		(394)	1 558	255
Trade receivables		(373)	1 530	134
Other receivables and prepaid expenses		(17)	208	(21)
Short-term financial assets		—	4	1
Cash and cash equivalents		(870)	324	(24)
Non-controlling interest		3	(1)	—
Long-term debt	18	(173)	(518)	(116)
Long-term provisions	20	140	(340)	(25)
Post-retirement benefit obligations		280	(556)	(60)
Long-term deferred income		(51)	(423)	48
Deferred tax	23	115	(290)	7
Short-term debt	24	22	(76)	1
Short-term financial liabilities		1	(2)	—
Short-term provisions	28	88	(141)	(11)
Tax payable	29	23	(91)	(17)
Trade payables and accrued expenses		224	(1 015)	(66)
Other payables		400	(230)	(201)

		(2 478)	3 657	(449)
Arising from net investment in foreign operations		(3)	(764)	(26)
Less deferred tax effect thereon		—	(1)	—

Movement for year		(2 481)	2 892	(475)
Realisation of foreign currency translation reserve		—	557	217
Disposal of businesses		414	—	4
Balance at beginning of year		3 006	(443)	(189)

Balance at end of year		939	3 006	(443)

Sasol Limited Group

Notes to the Financial Statements (Continued)

47    Foreign currency translation reserve (Continued)

	2009	2008	2007

	Rm	Rm	Rm
Business segmentation
South African energy cluster	(4)	(4)	(3)
International energy cluster	(932)	(337)	(941)
Synfuels International	(959)	(399)	(892)
Petroleum International	27	62	(49)
Chemical cluster	1 192	2 007	330
Polymers	36	398	14
Solvents	830	956	1 215
Olefins & Surfactants	189	689	(408)
Wax	1 012	1 354	525
Other	(875)	(1 390)	(1 016)
Other businesses	683	1 340	171
Financing	640	1 282	123
Other	43	58	48
	939	3 006	(443)

48    Share repurchase programme

	Number of shares
	2009	2008	2007

Held by the wholly owned subsidiary, Sasol Investment Company (Pty) Limited
Balance at beginning of year	37 093 117	14 919 592	60 111 477
Shares cancelled	(31 500 000)	—	(60 111 477)
Shares repurchased	3 216 769	22 173 525	14 919 592

Balance at end of year	8 809 886	37 093 117	14 919 592

Percentage of issued share capital (excluding Sasol Inzalo share transaction)	1,46%	5,86%	2,38%

	2009	2008	2007

	Rand	Rand	Rand
Average cumulative purchase price	299,77	295,73	245,94

Average purchase price during year	346,45	329,23	245,94

        As at 30 June 2009, a total of 8 809 886 shares (2008—37 093 117 shares), representing 1,46% (2008—5,86%) of the issued share capital of the company, excluding shares issued in relation to the Sasol Inzalo share transaction, had been repurchased by Sasol Investment Company (Pty) Limited since 7 March 2007 at an average price of R346,45 per share (2008—R329,23). These shares are held as treasury shares and do not carry any voting rights. In terms of a specific authority granted at a general

Sasol Limited Group

Notes to the Financial Statements (Continued)

48    Share repurchase programme (Continued)

meeting of shareholders held on 28 November 2008, the company repurchased 31 500 000 of these shares on 4 December 2008, whereupon they were cancelled and restored to authorised share capital.

        At the company's annual general meeting held on 22 November 2006, the shareholders authorised the directors to undertake a general repurchase by Sasol Limited, or any of its subsidiaries, of Sasol Limited ordinary shares up to a maximum of 10% of the company's issued share capital, subject to the provisions of the Companies Act and the requirements of the JSE Limited. This authority was again renewed by shareholders at the annual general meeting held on 30 November 2007. At the annual general meeting held on 28 November 2008, shareholders renewed the directors' authority to repurchase up to 4% of the issued ordinary shares of the company. This authority will be valid until the company's next annual general meeting and will not exceed 15 months from the date of resolution.

Sasol Limited Group

Notes to the Financial Statements (Continued)

Liquidity and capital resources

	Note	2009	2008	2007

		Rm	Rm	Rm
Cash generated by operating activities	49	48 187	34 740	28 432
Cash flow from operations	50	37 812	42 558	28 618
Decrease/(increase) in working capital	51	10 375	(7 818)	(186)
Finance income received	52	2 264	957	1 059
Dividends paid	53	(7 193)	(5 766)	(4 613)
Non-current assets sold	54	697	184	193
Acquisition of businesses	55	(30)	(431)	(285)
Disposal of businesses	56	3 486	693	2 200

49    Cash generated by operating activities

	Note	2009	2008	2007

		Rm	Rm	Rm
Cash flow from operations	50	37 812	42 558	28 618
Decrease/(increase) in working capital	51	10 375	(7 818)	(186)

		48 187	34 740	28 432

Sasol Limited Group

Notes to the Financial Statements (Continued)

50    Cash flow from operations

	Note	2009	2008	2007

		Rm	Rm	Rm
Operating profit		24 666	33 816	25 621
Adjusted for
amortisation of intangible assets	35	186	192	279
equity settled share-based payment expense	46	3 293	1 574	186
deferred income		(279)	964	1 061
depreciation of property, plant and equipment	35	6 059	5 020	3 743
effect of cash flow hedging activities		—	—	18
effect of remeasurement items	42	1 469	698	(1 140)
movement in impairment of trade receivables		132	13	(59)
movement in long-term prepaid expenses		17	(34)	(19)
movement in long-term provisions
income statement charge	20	1 377	880	352
utilisation	20	(537)	(522)	(789)
movement in short-term provisions		446	15	(1 033)
movement in post-retirement benefit
assets		(181)	(171)	(62)
obligations		104	294	258
realisation of foreign currency translation reserve		—	—	217
translation effect of foreign currency loans		83	459	(99)
translation of net investment in foreign operations		(3)	(764)	(26)
Tshwarisano guarantee issued at fair value		—	—	39
penalties paid on tax		15	19	—
write-down of inventories to net realisable value	35	965	105	71

		37 812	42 558	28 618

Sasol Limited Group

Notes to the Financial Statements (Continued)

50    Cash flow from operations (Continued)

	2009	2008	2007

	Rm	Rm	Rm
Business segmentation
South African energy cluster	32 784	30 513	22 865
Mining	2 437	2 077	1 716
Gas	2 778	2 192	1 856
Synfuels	27 346	20 185	16 430
Oil	393	6 112	2 863
Other	(170)	(53)	—
International energy cluster	2 453	2 401	1 089
Synfuels International	1 113	1 157	540
Petroleum International	1 340	1 244	549
Chemical cluster	2 545	9 303	5 161
Polymers	2 211	2 479	1 815
Solvents	1 348	2 979	1 583
Olefins & Surfactants	1 020	2 204	657
Other	(2 034)	1 641	1 106
Other businesses	30	341	(497)

Total operations	37 812	42 558	28 618

Sasol Limited Group

Notes to the Financial Statements (Continued)

51    Decrease/(increase) in working capital

	Note	2009	2008	2007

		Rm	Rm	Rm
Decrease/(increase) in inventories
Per the statement of financial position		5 499	(5 689)	(6 396)
Acquisition of businesses	55	—	96	—
Write-down of inventories to net realisable value		(965)	(105)	(71)
Transfer from other assets		45	96	248
Reclassification (to) / from held for sale		(42)	(226)	3 921
Effect of cash flow hedge accounting		—	7	—
Translation of foreign operations	47	(394)	1 558	255
Disposal of businesses	56	—	2	(13)

		4 143	(4 261)	(2 056)

Decrease/(increase) in trade receivables
Per the statement of financial position		7 662	(8 105)	(4 331)
Acquisition of businesses	55	(7)	110	—
Movement in impairment		(132)	(13)	59
Reclassification (to) / from held for sale		(23)	(1)	3 358
Translation of foreign operations	47	(373)	1 530	134
Disposal of businesses	56	—	(12)	(8)

		7 127	(6 491)	(788)

Decrease/(increase) in other receivables and prepaid expenses
Per the statement of financial position		543	(223)	(599)
Movement in short-term portion of long-term receivables		245	154	(13)
Acquisition of businesses	55	—	12	—
Reclassification (to) / from held for sale		(2)	(421)	140
Translation of foreign operations	47	(17)	208	(21)
Disposal of businesses	56	—	(1)	(58)

		769	(271)	(551)

(Decrease)/increase in trade payables and accrued expenses
Per the statement of financial position		(3 230)	5 318	2 774
Acquisition of businesses	55	—	(152)	—
Reclassification to / (from) held for sale		28	525	(2 014)
Effect of cash flow hedging		(1)	—	—
Translation of foreign operations	47	224	(1 015)	(66)
Disposal of businesses	56	—	(4)	10

		(2 979)	4 672	704

(Decrease)/increase in other payables
Per the statement of financial position		414	(432)	2 944
Acquisition of businesses	55	—	(1)	—
Reclassification to / (from) held for sale		15	159	(234)
Translation of foreign operations	47	400	(230)	(201)
Disposal of businesses	56	—	—	12

		829	(504)	2 521

Movement in financial assets and liabilities
Long-term financial assets		674	(393)	(45)
Short-term financial assets		(424)	(239)	161
Long-term financial liabilities		103	—	—
Short-term financial liabilities		133	(331)	(132)

		486	(963)	(16)

Decrease/(increase) in working capital		10 375	(7 818)	(186)

Sasol Limited Group

Notes to the Financial Statements (Continued)

52    Finance income received

	Note	2009	2008	2007

		Rm	Rm	Rm
Interest received	38	1 760	716	788
Interest received on tax		(3)	(4)	(10)
Dividends received from investments	38	27	10	34
Dividends received from associates	8	480	235	247

		2 264	957	1 059

53    Dividends paid

	2009	2008	2007

	Rm	Rm	Rm
Final dividend—prior year	(5 674)	(3 597)	(2 683)
Interim dividend—current year	(1 519)	(2 169)	(1 930)

	(7 193)	(5 766)	(4 613)

Forecast cash flow on final dividend—current year	3 629

Forecast STC charge on final dividend—current year	354

        The forecast cash flow on the final dividend is calculated based on the net number of ordinary shares in issue at 30 June 2009 of 637,5 million. The actual dividend payment will be determined on the record date of 16 October 2009.

54    Non-current assets sold

	2009	2008	2007

	Rm	Rm	Rm
Property, plant and equipment	54	128
Assets under construction	507	8
Other intangible assets	136	48

Non-current assets sold	697	184	193

Sasol Limited Group

Notes to the Financial Statements (Continued)

55    Acquisition of businesses

	Note	2009	2008	2007

		Rm	Rm	Rm
Property, plant and equipment		(17)	(305)	(31)
Assets under construction		—	(6)	—
Intangible assets		(3)	(27)	(10)
Investment in associates		—	—	—
Inventories		—	(93)	—
Trade receivables		7	(110)	—
Other receivables and prepaid expenses		—	(12)	—
Short-term financial assets		—	(19)	—
Cash and cash equivalents		(19)	(19)	—
Long-term debt		—	257	—
Post-retirement benefit obligations		—	16	—
Deferred taxation		—	(66)	—
Short-term provisions	26	1	2	—
Tax payable	28	1	1	—
Trade payables and accrued expenses		—	152	—
Other payables		—	1	—

		(30)	(228)	(41)
Non-controlling interest		—	(59)	(32)

		(30)	(287)	(73)
Goodwill		—	(144)	(212)

Total consideration per the statement of cash flows		(30)	(431)	(285)

Comprising
Oil—Exelem Aviation (Pty) Limited		(13)	—	—
Solvents—Sasol Dia Acrylates (Pty) Limited		—	(229)	—
Oil—Tosas Holdings (Pty) Limited		—	(110)	—
Wax—Luxco & Merkur		—	(87)	—
Polymers—Peroxide Chemicals (Pty) Limited		—	(5)	—
Nitro—Sasol Dyno Nobel (Pty) Limited		—	—	(221)
Other		(17)	—	(64)

Total consideration		(30)	(431)	(285)

        The percentage acquired represents the percentage of voting power acquired for all acquisitions.

Acquisitions in 2009

        In July 2008, Exel Petroleum (Pty) Limited acquired the remaining 50,1% of Exelem Aviation (Pty) Limited for a purchase consideration of US$1,7 million.

        During 2009, Sasol acquired an hotel in Secunda, South Africa for a purchase consideration of R17 million as part of a cost savings initiative to accomodate staff members and other personnel working on the Sasol Synfuels growth initiative.

Sasol Limited Group

Notes to the Financial Statements (Continued)

55    Acquisition of businesses (Continued)

Acquisitions in 2008

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

        During 2008, Sasol Wax acquired the remaining 50% of both Lux International Corporation and Merkur Vaseline GmbH & Co. KG for a total consideration of R87 million.

        With effect from 1 January 2008, Sasol Chemical Industries Limited acquired the remaining 40% of Peroxide Chemicals (Pty) Limited for a total consideration of R5 million.

Acquisition in 2007

        During 2007, Sasol acquired Interchem Terminal FZCO and the remaining 40% of Sasol Dyno Nobel (Pty) Limited.

Sasol Limited Group

Notes to the Financial Statements (Continued)

56    Disposal of businesses

	Note	2009	2008	2007

		Rm	Rm	Rm
Property, plant and equipment
cost		—	2	—
accumulated depreciation		—	—	(2)
Assets under construction		—	—	1
Long-term receivables		—	—	(13)
Assets held for sale		3 833	334	192
Inventories		—	(2)	13
Trade receivables		—	12	8
Other receivables and prepaid expenses		—	1	58
Cash and cash equivalents		—	31	(33)
Long-term debt		—	—	303
Deferred taxation		—	(1)	—
Liabilities in disposal groups held for sale		(2)	(35)	(165)
Short-term provisions	26	—	—	1
Tax payable	28	—	(2)	(2)
Trade payables and accrued expenses		—	4	(10)
Other payables		—	—	(12)

		3 831	344	339
Non-controlling interest		—	—	1 161

		3 831	344	1 500
Investment in associate retained		(1 269)	—	—

		2 562	344	1 500
Total consideration		3 486	693	2 200

		924	349	700
Provision in respect of business disposed		(1 280)	—	—
Realisation of accumulated translation effects		(414)	—	4

(Loss)/profit on disposal of businesses	42	(770)	349	696

Total consideration comprising
Sasol Synfuels International—Escravos GTL		3 486	—	—
Nitro—Sasol Dyno Nobel (Pty) Limited		—	275	—
Wax—Paramelt RMC BV		—	251	—
Other businesses—FFS Refiners (Pty) Limited		—	147	—
Oil		—	—	1 450
Gas—Rompco		—	—	755
Other		—	20	(5)

Total consideration		3 486	693	2 200

Sasol Limited Group

Notes to the Financial Statements (Continued)

56    Disposal of businesses (Continued)

Disposals in 2009

        During 2008, Sasol decided in principle that it would not continue with its 37,5% participation in the EGTL project. Following negotiations with Chevron Nigeria Limited, Sasol reduced its economic interest from 37,5% to 10% for which a consideration of R3 486 million (US$360 million) was received. Due to uncertainties that have recently arisen from the fiscal arrangements for the project, management reassessed the impact on its commitments relating to the project. This resulted in a provision of R1 280 million being recognised. The loss on the disposal as at 30 June 2009 amounted to R771 million. Sasol's retained 10% economic interest in EGTL has been recognised as an investment in an associate at its fair value on the disposal date plus additional investments and loans advanced (refer note 8).

        In 2009, Sasol also disposed of other smaller investments realising a profit of R1 million.

Disposals in 2008

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

        On 30 April 2008, Chemcity (Pty) Limited disposed of its Cirebelle business in South Africa, realising a profit of R2 million.

Disposals in 2007

        With effect from 1 July 2006, a 25% interest in Republic of Mozambique Pipeline Investment Company (Pty) Limited (Rompco) was sold to Companhia de Moçambicana de Gasoduto (CMG) and a profit of R346 million was realised. CMG assumed its portion of the shareholder loan provided to Rompco.

        With effect from 1 July 2006, Tshwarisano LFB Investment (Pty) Limited acquired a 25% shareholding in Sasol Oil (Pty) Limited for a consideration of R1 450 million. A profit of R315 million was realised.

        In October 2006, Sasol's interest in DPI Holdings (Pty) Limited was sold to Dawn Limited and a loss of R7 million was realised.

Sasol Limited Group

Notes to the Financial Statements (Continued)

Other disclosures

Note
Guarantees and contingent liabilities	57
Commitments under leases	58
Related party transactions	59
Inflation reporting	60
Subsidiaries with a year end different to that of the group	61
Subsequent events	62
Interest in joint ventures	63
Financial risk management and financial instruments	64

57    Guarantees and contingent liabilities

57.1 Guarantees

	Note	Guarantees 2009	Liability included on statement of financial position 2009	Guarantees 2008	Liability included on statement of financial position 2008

		Rm	Rm	Rm	Rm
Performance Guarantees
In respect of EGTL	i	3 455	1 728	2 155	197
In respect of GTL ventures	ii	2 920	—	5 676	—
Other performance guarantees	iii	1 529	638	878	528
Financial Guarantees
Subsidiaries' financial obligations	iv	5 141	21	5 843	385
In respect of the natural gas project	v	3 708	2 454	3 868	2 872
Eurobond	vi	3 253	3 253	3 694	3 694
Guarantee in favour of Sasol Inzalo share transaction	vii	3 103	3 103	951	951
In respect of letter of credit	viii	1 884	11	2 709	494
In respect of development of retail convenience centres	ix	1 500	408	1 500	422
In respect of Natref debt	x	1 160	1 159	1 792	1 124
Other guarantees and claims	xi	1 059	1	1 186	33
In favour of BEE partners	xii	508	19	759	30
To RWE-DEA AG	xiii	325	—	370	—
Commercial paper holders	xiv	—	—	6 000	—

		29 545	12 795	37 381	10 730

            i.  Sasol Limited has issued the following significant guarantees for the obligations of its associate Escravos GTL in Nigeria, including inter alia:

    A performance guarantee has been issued in respect of the construction of Escravos GTL for the duration of the investment in the associate to an amount of US$250 million (R1 933 million).

Sasol Limited Group

Notes to the Financial Statements (Continued)

57    Guarantees and contingent liabilities (Continued)

    A guarantee has been issued for Sasol's portion of its commitments in respect of the fiscal arrangements relating to the Escravos GTL project to an amount of US$166 million (R1 280 million). An amount of R1 280 million has been recognised as a provision in this regard.

    A provision has been recoginsed in respect of a performance guarantee related to the construction of Escravos GTL plant for an amount of US$18 million (R117 million).

    A guarantee has been issued in respect of the catalyst performance to an amount of €39 million (R423 million).

           ii.  Sasol Limited has issued the following significant guarantees for the obligations of various of its subsidiaries in respect of the GTL Ventures. These guarantees relate to the construction and funding of Oryx GTL Limited in Qatar, including inter alia:

    A guarantee for the take-or-pay obligations of a wholly owned subsidiary has been issued under the gas sale and purchase agreement (GSPA) entered into between Oryx GTL Limited, Qatar Petroleum and ExxonMobil Middle East Gas Marketing Limited, by virtue of this subsidiary's 49% shareholding in Oryx GTL Limited. Sasol's exposure is limited to the amount of US$123 million (R951 million). In terms of the GSPA, Oryx GTL Limited is contractually committed to purchase minimum volumes of gas from Qatar Petroleum and ExxonMobil Middle East Gas Marketing Limited on a take-or-pay basis. Should Oryx GTL terminate the GSPA prematurely, Sasol Limited's wholly owned subsidiary will be obliged to take or pay for its 49% share of the contracted gas requirements. The term of the GSPA is 25 years from the date of commencement of operations. The project was commissioned in April 2007.

    Sasol Limited issued a performance guarantee for the obligations of its subsidiaries in respect of and for the duration of the investment in Sasol Chevron Holdings Limited, limited to an amount of US$250 million (R1 933 million). Sasol Chevron Holdings Limited is a joint venture between a wholly owned subsidiary of Sasol Limited and Chevron Corporation. Sasol and Chevron have reviewed and optimmised their business model for co-operation regarding their GTL ambitions and have agreed, in future, to work together directly and on a case by case basis. As a result the joint venture will be dissolved and Sasol's obligation in terms of the guarantee will be void.

    The completion guarantee that was issued for Sasol's portion of the project debt of Oryx GTL Limited has come to an end, as the project debt has been repaid in March 2009.

    All guarantees listed above are issued in the normal course of business.

         iii.  Various performance guarantees issued by subsidiaries. Provisions have been recognised in relation to certain performance guarantees that were issued as part of the licensing of Sasol's GTL technology and catalyst performance in respect of Oryx GTL. The events that gave rise to these provisions are not expected to have a material effect on the economics of the group's GTL ventures. Included are performance guarantees for the development of the coal blocks in India and for a lease agreement in respect of a mobile offshore drilling rig.

          iv.  Guarantees issued to financial institutions in respect of a subsidiaries' debt obligations. Included are guarantees of €462 million (R5 008 million) in respect of rolling credit facilities with various banks (debt of R21 million at 30 June 2009).

Sasol Limited Group

Notes to the Financial Statements (Continued)

57    Guarantees and contingent liabilities (Continued)

            v.  Guarantees have been issued to various financial institutions in respect of the obligations of its subsidiaries (Sasol Petroleum International (Pty) Limited (SPI) and Republic of Mozambique Pipeline Investment Company (Pty) Limited (Rompco)) for the natural gas project. The guarantee in respect of Rompco's obligations to the financial institutions has been reduced to 50% of the outstanding obligation upon selling a 25% interest each in Rompco to Companhia de Moçambicana de Gasoduto, S.A.R.L (CMG) and South African Gas Development Company (Pty) Limited (iGas). The liability on the statement of financial position of R2 454 million represents the gross amount owing by SPI and Rompco to the financial institutions at 30 June 2009.

          vi.  A guarantee has been issued in respect of the Eurobond which is listed on the Luxembourg Stock Exchange issued by its wholly owned subsidiary, Sasol Financing International plc. The outstanding debt on the statement of financial position was R3 249 million at 30 June 2009. The bond is repayable on 29 June 2010.

         vii.  As part of the Sasol Inzalo share transaction, the C Preference shares issued by the Sasol Inzalo Groups Funding (Pty) Limited and Sasol Inzalo Public Funding (Pty) Limited to the financing institutions are secured against a guarantee of R3 103 million.

        viii.  Various guarantees issued in respect of letters of credit issued by subsidiaries.

          ix.  Guarantees issued to various financial institutions in respect of debt facilities for the establishment of the retail convenience station network of R1 500 million. The outstanding debt on the statement of financial position was R408 million at 30 June 2009.

           x.  Guarantees issued in favour of various financial institutions in respect of the debt facilities of R1 160 million for the Natref crude oil refinery. The outstanding debt on the statement of financial position was R1 159 million at 30 June 2009.

          xi.  Included in other guarantees are customs and excise guarantees of R121 million, R217 million in respect of feedstock purchases, R135 million relating to guarantees in respect of product shipments and environmental guarantees of R158 million.

         xii.  In terms of the sale of 25% in Sasol Oil (Pty) Limited to Tshwarisano LFB Investment (Pty) Limited (Tshwarisano), facilitation for the financing requirements of Tshwarisano has been provided. The undiscounted exposure at 30 June 2009 amounted to R508 million. A liability for this guarantee at 30 June 2009, amounting to R19 million, has been recognised.

        xiii.  Various performance guarantees issued in favour of RWE-DEA AG.

        xiv.  A guarantee has been issued for the commercial paper facility of a wholly owned subsidiary. The commercial paper was repaid on 19 May 2008.

57.2 Product warranties

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

Sasol Limited Group

Notes to the Financial Statements (Continued)

57    Guarantees and contingent liabilities (Continued)

and the annual expense related to product warranties are immaterial to the consolidated financial statements.

57.3 Other contingencies

Subsidiaries

        Sasol Limited has guaranteed the fulfillment of various subsidiaries' obligations in terms of contractual agreements.

        Sasol Limited has guaranteed the borrowing facilities of certain of its subsidiaries. Further details of major banking facilities and debt arrangements at 30 June 2009 are provided in note 18.

Mineral rights

        As a result of the promulgation of legislation in South Africa, the common law (mineral rights) and associated statutory competencies of Sasol Mining have been converted to interim statutory rights (Old Order Rights). Sasol Mining is entitled to convert these Old Order Rights to statutory mining and prospecting rights (New Order Rights) after complying with certain statutory requirements. All applications due to date, including the conversion of the four old order mining rights covering the Secunda operations, have been submitted to the Department of Mineral Resources (DMR), and we are awaiting approval in this regard. To date Sasol has submitted 41 applications to the DMR to acquire prospecting and mining rights. Thus far, 31 prospecting rights and 4 mining rights have been granted. These applications cover all the prospecting rights in the Free State and Waterberg as well as the prospecting and mining rights in Secunda. No value has been attributed to these rights in the financial statements.

Legal costs

        Legal costs expected to be incurred in connection with loss contingencies are expensed as incurred.

57.4 Litigation

Fly Ash Plant

        Sasol Synfuels is in legal proceedings with regard to the operation of a plant in Secunda. Ashcor has claimed damages of R313 million relating to their inability to develop their business and a projected loss of future cash flows. The prospect of future loss is deemed to be possible and the loss, if it occurs, is unlikely to exceed R10 million.

Nutri-Flo

        In November 2003, Nutri-Flo brought an urgent application before the Competition Tribunal (the Tribunal) to interdict Sasol from implementing a new price list. By way of this application, Nutri-Flo filed a complaint in which it alleged that Sasol was engaging in price discrimination, excessive pricing and exclusionary pricing and that Sasol, Kynoch and Omnia were colluding to fix prices in the fertiliser industry. Nutri-Flo subsequently withdrew the application. However, the South African Competition Commission (the Commission) investigated the additional complaint and in May 2005 referred the complaint to the Tribunal, alleging findings of prohibited horizontal practices (namely, price fixing and

Sasol Limited Group

Notes to the Financial Statements (Continued)

57    Guarantees and contingent liabilities (Continued)

the prevention or lessening of competition) and abuses of dominance (namely, charging excessive prices and engaging in exclusionary conduct), and requesting the Tribunal to impose the maximum administrative penalty in terms of the South African Competition Act 89 of 1998 (the Competition Act).

        In July 2008, the Sasol initiated a group-wide independent review into anti-trust/competition law compliance within its various business units. This review is ongoing and is being conducted by external legal counsel and economists. Certain findings made during this review necessitated Sasol Nitro to engage with the Commission in order to negotiate a settlement with regard to the complaints by Nutri-Flo relating to price fixing and market sharing.

        In the settlement agreement concluded with the Commission, Sasol Nitro acknowledged that, in the period from 1996 to 2005, it had contravened the Competition Act by fixing prices of certain fertilisers with its competitors, by agreeing with its competitors on the allocation of customers and suppliers and to collusively tendering for supply contracts. In terms of the settlement agreement Sasol Nitro agreed to pay an administrative penalty of R250,7 million. The settlement agreement was confirmed by the Tribunal on 20 May 2009.

        Sasol Nitro did not, as part of the settlement agreement, admit to engaging in price discrimination, excessive pricing or exclusionary pricing. The Competition Tribunal has consolidated the hearing of the Nutri-Flo and Profert (see below) complaints on abuses of dominance and discrimnatory pricing. The hearing of these complaints is due to take place in July 2010. For these reasons, it is currently not possible to make an estimate of the contingent liability (whether arising out of penalties that may be imposed by the Competition Tribunal or civil lawsuits that may arise in the event of a finding of unlawful conduct). Sasol Nitro will, however, continue its engagement with the Commission in respect of these complaints. Nutri-Flo has indicated that should Sasol be found by the Tribunal to have committed the prohibited practises as alleged, then it intends to sue Sasol for damages in the aggregate of about R57,5 million.

Sasol Wax

        On 28 and 29 April 2005, the European Commission conducted an investigation at the offices of Sasol Wax International AG and its subsidiary Sasol Wax GmbH, both located in Hamburg, Germany. On 1 October 2008, the European Union found that members of the European paraffin wax industry, including Sasol Wax GmbH, formed a cartel and violated antitrust laws. A fine of €318,2 million was imposed by the European Commission on Sasol Wax GmbH (of which Sasol Wax International AG, Sasol Holdings Germany GmbH and Sasol Limited would be jointly and severally liable for €250 million). According to the decision of the European Commission an infringement of antitrust laws commenced in 1992 or even earlier. In 1995, Sasol became a co-shareholder in an existing wax business located in Hamburg, Germany owned by the Schümann group. In July 2002, Sasol acquired the remaining shares in the joint venture and became the sole shareholder of the business. Sasol was unaware of these infringements before the European Commission commenced their investigation at the wax business in Hamburg in April 2005.

        On 15 December 2008, all Sasol companies to which the decision had been addressed, have lodged an appeal with the European Court of First Instance against the decision of the European Commission on the basis that the fine is excessive and should be reduced. The fine has been paid in accordance with the legal requirements on 7 January 2009. As a result of the fine imposed on Sasol Wax Europe, it

Sasol Limited Group

Notes to the Financial Statements (Continued)

57    Guarantees and contingent liabilities (Continued)

is possible that customers may file claims against Sasol Wax for compensation of damages. The extent of such risk or amount of such claims cannot be determined at present.

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

Sale of Phosphoric Acid production assets

        In 2004, pending consideration of a merger application to the South African Competition Authorities relating to the intended sale by Sasol Nitro of its phosphoric acid production facilities to Foskor,Sasol Nitro and Foskor entered into a toll manufacturing arrangement in terms of which Sasol would toll manufacture phosphoric acid for Foskor. Following a recommendation by the Commission that the proposed merger be prohibited, the parties abandoned the merger in June 2006. The Commission however informed the parties that it is investigating whether or not there were any other unlawful agreements amounting to contraventions of the Competition Act's prohibitions on restrictive horizontal practices between Foskor and Sasol relating to the toll manufacturing arrangements.

        Certain clauses in a related agreement, the Phosphoric Acid Supply Agreement, in terms of which Sasol purchased phosphoric acid from Foskor during the toll manufacturing period, were identified as possibly amounting to market division in contravention of the Competition Act. Sasol Nitro applied to the Commission for corporate leniency but the application was turned down and Sasol Nitro was subsequently informed that Foskor had already applied for, and been granted, leniency in respect of the toll manufacturing agreement and related conduct. Sasol Nitro then, as part of the settlement agreement referred to in the Nutri-Flo matter above, acknowledged that the toll manufacturing agreement and related interactions and communications between Sasol and Foskor on various levels amounted to a division of markets by allocating customers and territories with regard to phosphoric

Sasol Limited Group

Notes to the Financial Statements (Continued)

57    Guarantees and contingent liabilities (Continued)

acid and its derivatives. The Commission, in its submission to the Tribunal indicated that it regarded the toll manufacturing agreement and Sasol's interaction with Foskor in various fertiliser industry committees identified in the Nutri-Flo matter as the conduct, with respect to phosphoric acid, that served to undermine competition.

        Civil law suits may be instituted against Sasol arising from the admission made in the settlement agreement in relation to phosphoric acid. It is currently not possible to make an estimate of such contingent liability. With the increase in the price of phosphoric acid, Sasol elected to manufacture phosphoric acid for its own account and no longer in accordance with the aforementioned toll manufacturing arrangement. Accordingly, Sasol commenced manufacturing phosphoric acid from phosphate rock it purchases from Foskor as from 1 April 2008, when the toll manufacturing arrangement expired.

Veolia Water Systems

        On 15 July 2008, Veolia Water Systems issued summons against Sasol Synfuels arising from a contract concluded between Sasol Synfuels and Veolia in June 2004. The contract entailed the detailed engineering, construction and commissioning of a water desalination plant at Unit 544 of Sasol Synfuels' facilities at Secunda, South Africa. Veolia is claiming an amount of R414,6 million, excluding interest, for breach of contract from Sasol Synfuels. The claim is currently being investigated and has been defended. A counterclaim of R127,3 million is also being pursued. Despite the size of Veolia's claim they are not expected to recover more than the company's counterclaim. Unless these proceedings are curtailed by agreement through either arbitration or mediation it is expected that this action will not be finalised within the next two years.The prospect of future loss is deemed to be possible and the loss, if it occurs, is unlikely to exceed R287,3 million.

Other

        From time to time Sasol companies are involved in other litigation and administrative proceedings in the normal course of business. Although the outcome of these proceedings and claims cannot be predicted with certainty, the company does not believe that the outcome of any of these cases would have a material effect on the group's financial results.

57.5 Competition matters

        As announced previously, we initiated a comprehensive group-wide competition law compliance review in July 2008, which is still ongoing. We will, in the course of conducting these reviews, adopt appropriate remedial and/or mitigating steps and make disclosures on material findings as and when appropriate. The competition law compliance review has revealed and may still reveal competition law contraventions or potential contraventions in respect of which we have taken or will take appropriate remedial and/or mitigating steps including lodging leniency applications. Additionally, we have reached a settlement agreement with the Competition Commission in respect of previously disclosed matters pertaining to Sasol Nitro.

        The South African Competition Commission is conducting investigations into the South African piped gas, petroleum, fertilisers, wax and polymer industries. We continue to interact and co-operate with the Competition Commission in respect of the subject matter of the leniency applications as well as in the areas that are subject to Competition Commission investigations. The company is continuing

Sasol Limited Group

Notes to the Financial Statements (Continued)

57    Guarantees and contingent liabilities (Continued)

to evaluate and enhance its competition law compliance controls mainly by way of the competition law compliance review. To the extent appropriate, further announcements will be made in future.

57.6 Environmental orders

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

        Our environmental obligation accrued at 30 June 2009 was R4 819 million compared to R3 460 million in 2008. Included in this balance is an amount accrued of approximately R2 117 million in respect of the costs of remediation of soil and groundwater contamination and similar environmental costs. These costs relate to the following activities: site assessments, soil and groundwater clean-up and remediation, and ongoing monitoring. Due to uncertainties regarding future costs the potential loss in excess of the amount accrued cannot be reasonably determined.

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

Sasol Limited Group

Notes to the Financial Statements (Continued)

57.7 September 2004 Accident Trust

        On 1 September 2004, the lives of ten employees and contractors were lost and a number of employees and contractors were injured during an explosion that occurred at our Secunda West ethylene production facilities.

        The company, Solidarity, the Chemical, Energy, Paper, Printing, Wood and Allied Workers' Union and an attorney representing the unions negotiated a mechanism to pay compensation to the dependants of people that died or to people who were physically injured in the accident to the extent that they had not been previously compensated in terms of existing policies and practices. It was agreed to establish an independent trust, the September 2004 Accident Trust, to expeditiously make ex gratia grants to such persons. The September 2004 Accident Trust was registered on 29 June 2006. Qualifying victims of the accident were invited to submit applications for compensation. These grants were calculated in accordance with the applicable South African legal principles for the harm and loss suffered by them as a result of the accident to the extent that they had not already been compensated.

        Sasol funded the September 2004 Accident Trust to pay the grants. Whilst accepting social responsibility, we did not acknowledge legal liability in creating the trust. As at 30 June 2009, a total of 172 claims had been received and finalised, resulting in payments totalling R18 million. The trust has concluded its business and will be wound up in accordance with the trust deed.

57.8 Augusta Bay Pollution Investigation

        The local prosecutor's office in Augusta, Italy is investigating a pollution incident at Augusta Bay, allegedly caused by the infiltration of pollutants into the sea. The investigation involves all the companies located within the Melilli-Priolo-Augusta industrial area, which includes Sasol Italy. The Prosecutor's office and the involved companies have each appointed experts to evaluate the environmental situation which includes a broad range of ecological impacts. It is currently not clear what product is the cause of the pollution and Sasol Italy's potential involvement will only be able to be determined after collection and analysis of samples, sea sediments and sea water. In 2009, the judge has requested the experts to file their opinions within 3 months. Depending upon the final determination of environmental impacts resulting from the investigation, administrative fines or criminal penalties may be imposed on the guilty party or parties. The judge requested the court for an extension of the preliminary investigation. According to our expert, there is not a clear connection between the pollution and Sasol Italy's operations. Consequently no provisions have been raised.

Sasol Limited Group

Notes to the Financial Statements (Continued)

58    Commitments under leases

Minimum future lease payments—operating leases

        The group rents buildings under long-term non-cancellable operating leases and also rents offices and other equipment under operating leases that are cancellable at various short-term notice periods by either party.

	2009	2008	2007

	Rm	Rm	Rm
Buildings and offices
Within one year	206	173	134
One to two years	203	180	122
Two to three years	161	177	123
Three to four years	134	143	117
Four to five years	127	118	106
More than five years	844	799	803

	1 675	1 590	1 405

Equipment
Within one year	510	545	310
One to two years	324	383	255
Two to three years	228	257	229
Three to four years	189	189	188
Four to five years	175	177	161
More than five years	985	1 023	992

	2 411	2 574	2 135

Included in operating leases for equipment is the rental of a pipeline for the transportation of gas products. The rental payments are determined based on the quantity of gas transported. The lease may be extended by either party to the lease for a further three year period prior to the expiry of the current lease term of seventeen years.

Water reticulation for Sasol Synfuels
Within one year	70	32	—
One to two years	91	71	19
Two to three years	100	84	75
Three to four years	107	92	79
Four to five years	113	102	85
More than five years	2 660	2 971	2 690

	3 141	3 352	2 948

The water reticulation commitments of Sasol Synfuels relate to a long-term water supply agreement. The rental payments are determined based on the quantity of water consumed over the twenty year period of the lease.

Total minimum future lease payments	7 227	7 516	6 488

These leasing arrangements do not impose any significant restrictions on the group or its subsidiaries.

Sasol Limited Group

Notes to the Financial Statements (Continued)

58    Commitments under leases (Continued)

	2009	2008	2007

	Rm	Rm	Rm
Business segmentation—minimum future operating lease payments
South African energy cluster	4 945	4 909	4 362
Mining	—	1	4
Gas	1 495	1 388	1 231
Synfuels	3 145	3 352	2 948
Oil	305	168	179
International energy cluster	651	779	609
Synfuels International	372	456	396
Petroleum International	279	323	213
Chemical cluster	1 296	1 422	1 082
Polymers	202	125	116
Solvents	285	387	310
Olefins & Surfactants	459	591	420
Other	350	319	236
Other businesses	335	406	435

	7 227	7 516	6 488

Minimum future lease payments—finance leases
Within one year	145	169	144
One to two years	146	143	154
Two to three years	189	143	129
Three to four years	135	141	128
Four to five years	122	135	127
More than five years	773	733	849
Less amounts representing finance charges	(715)	(711)	(764)

	795	753	767

Contingent rentals

        The group has no contingent rentals in respect of finance leases.

59    Related party transactions

        Group companies, in the ordinary course of business, entered into various purchase and sale transactions with associates and joint ventures. The effect of these transactions is included in the financial performance and results of the group. Terms and conditions are determined on an arm's length basis.

Sasol Limited Group

Notes to the Financial Statements (Continued)

59    Related party transactions (Continued)

        Disclosure in respect of joint ventures is provided in note 63 and of associates in note 8.

	2009	2008	2007

	Rm	Rm	Rm
Material related party transactions were as follows
Sales and services rendered to related parties
joint ventures	286	1 975	1 759
associates	1 241	742	632
third parties	3 188	944	160
retirement funds	—	—	4

	4 715	3 661	2 555

Purchases from related parties
joint ventures	306	88	135
associates	923	795	712
third parties	1 820	1 056	832
retirement funds	408	338	374

	3 457	2 277	2 053

        Amounts owing (after eliminating intercompany balances) to related parties are disclosed in the respective notes to the financial statements for those statement of financial position items. No impairment of receivables related to the amount of outstanding balances is required.

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

Sasol Limited Group

Notes to the Financial Statements (Continued)

59    Related party transactions (Continued)

Directors and senior management

        Remuneration and other payments received by executive directors' and former executive directors for the 2009 financial year were as follows:

Executive directors	Salary	Retirement funding	Other benefits	Annual incentives approved(1)	Total 2009(3)	Total 2008(4)

	R'000	R'000	R'000	R'000	R'000	R'000
LPA Davies	6 790	1 396	522	1 572	10 280	14 744
VN Fakude	3 394	653	528	848	5 423	6 657
AM Mokaba	3 961	764	712	553	5 990	7 806
TS Munday(2)	n/a	n/a	n/a	n/a	n/a	16 165
KC Ramon	3 506	675	399	975	5 555	6 689

Total	17 651	3 488	2 161	3 948	27 248	52 061

(1)
Incentives approved on the group results for the 2009 financial year and payable in the following year. Incentives are calculated as a percentage of total guaranteed package. The difference between the total amount approved as at 11 September 2009 and the total amount accrued as at 30 June 2009 represents an over-provision of R3,4 million. The under provision (R1,4 million) for 2008 was also expensed in 2009.

(2)
Mr Munday retired as an employee with effect from 1 July 2007.

(3)
Total remuneration for the financial year excludes gains derived from share incentives.

(4)
Includes incentives approved on the group results for the 2008 financial year and paid in 2009.

        The aggregate remuneration of members of the group executive committee (GEC) for the year (excluding that of the executive directors as disclosed separately above) was as follows:

Group executive committee	Salary	Retirement funding	Other benefits(2)	Annual incentives approved(1)	Total 2009(3)	Total 2008(2),(4)

	R'000	R'000	R'000	R'000	R'000	R'000
Total	30 015	3 394	11 938	4 589	49 936	61 505
Number of members(3)					7	7

(1)
Incentives approved on the group results for the 2009 financial year and payable in the following year.                        Incentives are calculated as a percentage of total guaranteed package. The difference between the total amount approved as at 11 September 2009 and the total amount accrued as at 30 June 2009 represents an over provision of R7,3 million. The over provision for 2008 (R412 000) was also reversed in 2009.

(2)
Other benefits include vehicle benefits, medical benefits, vehicle insurance fringe benefits and exchange rate fluctuations.

(3)
Two members resigned as GEC members with effect from 1 November 2008 and 1 January 2009, respectively, and two members were appointed as GEC members with effect from 1 April 2009.

(4)
Includes incentives approved on the group results for the 2008 financial year and paid in 2009.

Sasol Limited Group

Notes to the Financial Statements (Continued)

59    Related party transactions (Continued)

        Non-executive directors' remuneration for the year was as follows:

Non-executive directors	Board meeting fees(7)	Committee fees	Share incentive trustee fees	Total 2009	Total 2008

	R'000	R'000	R'000	R'000	R'000
E le R Bradley(1)	159	178	63	400	747
BP Connellan	348	514	127	989	931
PV Cox(2)	1 324	238	—	1 562	3 750
HG Dijkgraaf(3)	1 099	384	11	1 494	1 060
MSV Gantsho	318	159	—	477	490
A Jain(3)	1 038	—	—	1 038	747
IN Mkhize	348	98	—	446	410
S Montsi(4)	27	33	5	65	744
MJN Njeke(5)	148	66	—	214	n/a
TH Nyasulu (Chairman)(6)	2 138	212	11	2 361	422
JE Schrempp (Lead independent director)(3)	1 273	159	—	1 432	897
TA Wixley	348	257	—	605	513

Total	8 568	2 298	217	11 083	10 711

(1)
Retired as director of Sasol Limited on 31 December 2008.

(2)
Retired as chairman of Sasol Limited on 28 November 2008.

(3)
Board meeting fees paid in US dollars. Rand equivalent of US$110 000 at actual exchange rates.

(4)
Resigned as a director of Sasol Limited on 31 July 2008.

(5)
Appointed as non-executive director of Sasol Limited on 4 February 2009. The fees are paid directly to Mr Njeke's employer.

(6)
Appointed as chairman of Sasol Limited with effect from 28 November 2008.

(7)
Includes fees for ad hoc meetings attended during the year.

Sasol Limited Group

Notes to the Financial Statements (Continued)

59    Related party transactions (Continued)

        Details of the directors' and group executive committee shareholding in Sasol Limited are disclosed as follows:

	2009				2008
Executive directors	Number of shares Direct	Number of shares Indirect(1)	Number of share options(2)	Total beneficial shareholding	Number of shares Direct	Number of shares Indirect(3)	Number of share options(2)	Total beneficial shareholding

Executive directors
LPA Davies	86 700	221	385 400	472 321	21 700	212	277 800	299 712
VN Fakude	1 500	—	41 200	42 700	—	—	600	600
AMB Mokaba	—	—	31 300	31 300	—	—	—	—
KC Ramon	21 500	41 556	27 200	90 256	—	—	—	—
Non executive directors
E le R Bradley(4)	n/a	n/a	n/a	n/a	97 494	—	—	97 494
BP Connellan	10 500	—	—	10 500	10 500	—	—	10 500
PV Cox(4,5)	n/a	n/a	n/a	n/a	281 409	—	116 700	398 109
IM Mkhize	1 313	18 626	—	19 939	—	—	—	—
TH Nyasulu	—	1 450	—	1 450	—	—	—	—
TA Wixley	2 500	—	—	2 500	1 300	—	—	1 300

Total	124 013	61 853	485 100	670 966	412 403	212	395 100	807 715

(1)
Includes units held in the Sasol Share Savings Trust and shares held through Sasol Inzalo Public Limited.

(2)
Including share options which have vested or which vest within sixty days of 30 June 2009.

(3)
Includes units held in the Sasol Share Savings Trust.

(4)
Retired during 2009.

(5)
The share options were granted when Mr Cox was still an executive director.

	2009			2008
Beneficial shareholding	Number of shares(1)	Number of share options(2)	Total beneficial shareholding	Number of shares(1)	Number of share options(2)	Total beneficial shareholding

Group executive committee(3)	8 985	374 900	383 885	108 274	188 600	296 874

(1)
Includes units held in the Sasol Share Savings Trust.

(2)
Including share options which have vested or which vest within sixty days of 30 June 2009.

(3)
Excluding the executive directors disclosed separately in the table above.

Sasol Limited Group

Notes to the Financial Statements (Continued)

60    Inflation reporting

        The financial statements have not been restated to a current cost basis as the group does not operate in a hyperinflationary economy.

	2009	2008	2007

	%	%	%
Consumer Price Index—South Africa	10,2	9,3	5,9
Producer Price Index—South Africa	9,1	11,5	9,8

61    Subsidiaries with a year end different to that of the group

        Sasol Italy SpA, a wholly owned subsidiary, has a statutory year end of 31 May and is included in the consolidated financial statements up to that date. The different year end would not result in a significant effect on the consolidated financial statements.

62    Subsequent events

        The following non-adjusting events occurred subsequent to 30 June 2009:

Joint venture agreement signed for GTL project in Uzbekistan

        On 15 July 2009, Sasol signed a joint venture agreement with Uzbekneftegaz, the natural oil and gas company of Uzbekistan, and Petronas of Malaysia, and launched a feasibility study for the development and implementation of a GTL project in Uzbekistan.

Ad Valorem duties

        On 14 August 2009, in the Government Gazette No 32484, a change in ad valorem duties affecting various products in the South African chemical businesses, especially Sasol Polymers, was announced. If the full tariff reduction is applied to the turnover of the relevant businesses, it has a negative effect of approximately R400 million on opertaing profit.

Closure of Phalaborwa operations

        On 18 August 2009, Sasol Nitro announced the possible closure of its Phalaborwa operations due to adverse market conditions.

Sasol Limited Group

Notes to the Financial Statements (Continued)

63    Interest in joint ventures

        In accordance with the group's accounting policy, the results of joint ventures are proportionately consolidated on a line-by-line basis. The information provided below includes intercompany transactions and balances.

	Sasol GTL	Polymers*	Merisol	Spring Lights Gas	Other**	2009 Total	2008 Total	2007 Total

	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm
Statement of financial position
External non-current assets	4 031	5 958	288	49	586	10 912	11 664	16 307
Property, plant and equipment	3 876	5 658	258	—	439	10 231	8 969	5 989
Assets under construction	146	120	5	—	102	373	2 514	10 013
Other non-current assets	9	180	25	49	45	308	181	305
Intercompany non-current assets	—	—	—	—	—	—	—	—
External current assets	993	1 260	373	64	342	3 032	2 878	2 210
Intercompany current assets	234	171	42	—	98	545	565	81

Total assets	5 258	7 389	703	113	1 026	14 489	15 107	18 598

Shareholders' equity	4 525	2 656	434	103	544	8 262	5 613	7,147
Long-term debt (interest bearing)	3	2 036	5	—	107	2 151	4 924	4 412
Intercompany long-term debt	373	1 118	24	—	3	1 518	1 115	1 006
Long-term provisions	67	—	7	—	9	83	58	41
Other non-current liabilities	51	134	45	—	17	247	324	3 452
Interest bearing current liabilities	—	596	112	—	115	823	1 273	924
Non-interest bearing current liabilities	207	845	40	1	185	1 278	1 550	1 303
Intercompany current liabilities	32	4	36	9	46	127	250	313

Total equity and liabilities	5 258	7 389	703	113	1 026	14 489	15 107	18 598

Income statement
Turnover	2 858	3 109	766	214	1 221	8 168	4 784	3 618

Operating profit/(loss)	1 305	1 287	93	82	86	2 853	877	(30)
Other expenses	(65)	(419)	(5)	7	(20)	(502)	(218)	(117)

Net profit/(loss) before tax	1 240	868	88	89	66	2 351	659	(147)
Taxation	(76)	46	(17)	(33)	(32)	(112)	(123)	(80)

Attributable profit/(loss)	1 164	914	71	56	34	2 239	536	(227)

Statement of cash flows
Cash flow from operations	1 622	1 711	94	119	146	3 692	1 552	1 532
Movement in working capital	(125)	(219)	5	(11)	48	(302)	(596)	198
Taxation (paid)/received	(8)	(1)	(39)	(48)	(18)	(114)	(55)	286
Other expenses	(67)	(442)	(1)	(7)	(25)	(542)	(891)	(661)

Cash available from operations	1 422	1 049	59	53	151	2 734	10	1 355
Dividends paid	(258)	—	(70)	(36)	—	(364)	(134)	(28)

Cash retained from operations	1 164	1 049	(11)	17	151	2 370	(124)	1 327
Cash flow from investing activities	(294)	(283)	—	(6)	(160)	(743)	(659)	(3 496)
Cash flow from financing activities	(631)	(360)	(13)	18	37	(949)	938	2 242

Decrease/(increase) in cash requirements	239	406	(24)	29	28	678	155	73

*
Comprising Arya Sasol Polymers Company and Petlin.

**
Includes Sasol Dyno Nobel, Sasol Fibres, Sasol Huntsman, Sasol Lurgi, Sasol Oil Petromoc and Sasol Yihai.

Sasol Limited Group

Notes to the Financial Statements (Continued)

63    Interest in joint ventures (Continued)

        At 30 June 2009, the group's share of the total capital commitments of joint ventures amounted to R590 million (2008—R675 million; 2007—R4 128 million).

        The GTL businesses results are associated with the GTL project in Qatar and the evaluation of other projects in accordance with the group's strategy. The Escravos GTL (EGTL) joint venture, included as part of the Sasol GTL business in 2007, was classified as an asset held for sale in 2008. Consequently, EGTL was no longer proportionally consolidated as a joint venture. In December 2008, Sasol reduced its interest in EGTL from 37,5% to 10%. The 10% interest retained by Sasol has been recognised as an investment in an associate at its fair value at the date of the disposal. It has therefore been excluded from the 2008 and 2009 results above.

64    Financial risk management and financial instruments

Introduction

        The group is exposed to liquidity, credit, foreign currency, interest rate and commodity price risks arising from its financial instruments. The group executive committee (GEC) has the overall responsibility for the establishment and oversight of the group's risk management framework. The GEC established the risk and safety, health and environment committee, which is responsible for providing the board with the assurance that significant business risks are systematically identified, assessed and reduced to acceptable levels. A comprehensive risk management process has been developed to continuously monitor and control these risks. The Sasol group has a central treasury function that manages the financial risks relating to the group's operations. The group business committee, a sub-committee of the GEC consisting of the managing directors of the business units and functional core representatives, meets regularly to review and, if appropriate, approve the implementation of optimal strategies for the effective management of financial risks. The committee reports on a regular basis to the GEC on its activities.

Risk profile

        Risk management and measurement relating to each of these risks is discussed under the headings below. The group's objective in using derivative instruments is for hedging purposes to reduce the uncertainty over future cash flows arising from foreign currency, interest rate and commodity price risk exposures.

(a)   Liquidity risk

        Liquidity risk is the risk that an entity in the group will be unable to meet its obligations as they become due. The group manages liquidity risk by effectively managing its working capital, capital expenditure and cash flows, making use of a central treasury function to manage pooled business unit cash investments and borrowing requirements. Currently the group is maintaining a positive cash position, conserving the group's cash resources through renewed focus on working capital improvement and capital reprioritisation. The group meets its financing requirements through a mixture of cash generated from its operations and, short- and long-term borrowings. Adequate banking facilities and reserve borrowing capacities are maintained (refer note 18).The Sasol group is in compliance with all of the financial covenants per its loan agreements, none of which is expected to present a material restriction on funding or its investment policy in the near future. The group has sufficient undrawn borrowing facilities, which could be utilised to settle obligations.

Sasol Limited Group

Notes to the Financial Statements (Continued)

64    Financial risk management and financial instruments (Continued)

        The maturity profile of the contractual cash flows of financial instruments at 30 June were as follows:

	Note	Contractual cash flows*	Within one year	One to two years	Two to three years	Three to four years	Four to five years	More than five years

		Rm	Rm	Rm	Rm	Rm	Rm	Rm
2009
Financial assets
Loans and receivables		35 913	34 490	13	8	8	350	1 044
Long-term receivables	10	1 835	412	13	8	8	350	1 044
Trade receivables	14	12 499	12 499	—	—	—	—	—
Other receivables	15	907	907	—	—	—	—	—
Cash restricted for use	17	1 247	1 247	—	—	—	—	—
Cash	17	19 425	19 425	—	—	—	—	—
Investments available-for-sale
Investments in securities	7	264	77	—	—	—	—	187
Investments held-to-maturity
Investments in securities	7	387	—	—	—	—	—	387

Non-derivative instruments		36 564	34 567	13	8	8	350	1 618
Derivative instruments
Forward exchange contracts		6 581	6 351	222	5	—	—	3
Cross currency swaps		1 647	1 647	—	—	—	—	—
Interest rate derivatives		1	—	—	1	—	—	—

		44 793	42 565	235	14	8	350	1 621

Financial liabilities
Non-derivative instruments		(33 162)	(18 910)	(984)	(1 247)	(1 164)	(1 223)	(9 634)
Long-term debt		(18 604)	(4 352)	(984)	(1 247)	(1 164)	(1 223)	(9 634)
Short-term debt	24	(490)	(490)	—	—	—	—	—
Trade payables and accrued expenses	29	(9 229)	(9 229)	—	—	—	—	—
Other payables	30	(4 759)	(4 759)	—	—	—	—	—
Bank overdraft	17	(80)	(80)	—	—	—	—	—
Financial guarantees(1)		(733)	(733)	—	—	—	—	—

		(33 895)	(19 643)	(984)	(1 247)	(1 164)	(1 223)	(9 634)
Derivative instruments
Forward exchange contracts		(6 933)	(6 605)	(320)	(5)	—	—	(3)
Cross currency swaps		(1 209)	(1 209)	—	—	—	—	—
Commodity derivatives		(3)	(3)	—	—	—	—	—

		(42 040)	(27 460)	(1 304)	(1 252)	(1 164)	(1 223)	(9 637)

Sasol Limited Group

Notes to the Financial Statements (Continued)

64    Financial risk management and financial instruments (Continued)

	Note	Contractual cash flows*	Within one year	One to two years	Two to three years	Three to four years	Four to five years	More than five years

		Rm	Rm	Rm	Rm	Rm	Rm	Rm
2008
Financial assets
Loans and receivables		28 335	27 003	12	324	282	285	429
Long-term receivables	10	1 499	167	12	324	282	285	429
Trade receivables	14	19 672	19 672	—	—	—	—	—
Other receivables	15	1 915	1 915	—	—	—	—	—
Cash restricted for use	17	814	814	—	—	—	—	—
Cash	17	4 435	4 435	—	—	—	—	—
Investments available-for-sale
Investments in securities	7	288	78	—	—	—	—	210
Investments held-to-maturity
Investments in securities	7	347	—	—	—	—	—	347

Non-derivative instruments		28 970	27 081	12	324	282	285	986
Derivative instruments
Forward exchange contracts		7 408	7 223	185	—	—	—	—
Cross currency swaps		2 790	1 206	1 584	—	—	—	—
Interest rate derivatives		49	8	41	—	—	—	—
Commodity derivatives		31	31	—	—	—	—	—

		39 248	35 549	1 822	324	282	285	986

Financial liabilities
Non-derivative instruments		(36 693)	(20 396)	(4 895)	(1 463)	(1 516)	(1 485)	(6 938)
Long-term debt		(17 514)	(1 217)	(4 895)	(1 463)	(1 516)	(1 485)	(6 938)
Short-term debt	24	(2 375)	(2 375)	—	—	—	—	—
Trade payables and accrued expenses	29	(12 413)	(12 413)	—	—	—	—	—
Other payables	30	(3 477)	(3 477)	—	—	—	—	—
Bank overdraft	17	(914)	(914)	—	—	—	—	—
Financial guarantees[1]		(965)	(965)

		(37 658)	(21 361)	(4 895)	(1 463)	(1 516)	(1 485)	(6 938)
Derivative instruments
Forward exchange contracts		(7 190)	(7 026)	(164)	—	—	—	—
Cross currency swaps		(2 129)	(920)	(1 209)	—	—	—	—

		(46 977)	(29 307)	(6 268)	(1 463)	(1 516)	(1 485)	(6 938)

*
The amount disclosed in the contractual cash flows is the future undiscounted value. Where a derivative is linked to an index, the amount payable or receivable has been based on the forward rates at the reporting date. Foreign exchange contracts and cross currency swaps are settled on a gross basis, while all other derivatives are net settled. For gross settled derivatives, the cash outflow has been included in financial liabilities, while the cash inflow is included in financial assets.

(1)
Issued financial guarantees contracts are all repayable on demand, however the likelihood of default is considered remote. Refer to note 57.1.

Sasol Limited Group

Notes to the Financial Statements (Continued)

64    Financial risk management and financial instruments (Continued)

        The expected future timing of the recycling of derivatives used for hedging on the income statement at 30 June were as follows:

	Carrying value	Within one year	One to two years	Two to three years	Three to four years	Four to five years	More than five years

	Rm	Rm	Rm	Rm	Rm	Rm	Rm
2009
Derivative instruments—cash flow hedges
Financial assets	15	14	—	1	—	—	—
Financial liabilities	26	25	—	—	—	—	1

2008
Derivative instruments—cash flow hedges
Financial assets	277	85	10	9	9	9	155
Financial liabilities	29	22	1	—	—	—	6

(b)   Credit risk

        Credit risk, or the risk of financial loss due to counterparties not meeting their contractual obligations, is managed by the application of credit approvals, limits and monitoring procedures. Where appropriate, the group obtains collateral to mitigate risk. Counterparty credit limits are in place and are reviewed and approved by the respective subsidiary credit management committees. The central treasury function provides credit risk management for the group-wide exposure in respect of a diversified group of banks and other financial institutions. These are evaluated regularly for financial robustness especially in the current global economic environment. Management has evaluated treasury counterparty risk and does not expect any treasury counterparties to fail in meeting their obligations.

        Trade and other receivables consist of a large number of customers spread across diverse industries and geographical areas. The exposure to credit risk is influenced by the individual characteristics, the industry and geographical area of the counterparty with whom we have transacted. Trade and other receivables are carefully monitored for impairment. No single customer represents more than 10% of the group's total turnover or more than 10% of total trade receivables for the years ended 30 June 2009 and 2008. Approximately 50% (2008—52%) of the group's total turnover is generated from sales within South Africa, while about 23% (2008—22%) relates to European sales. Approximately 53% (2008—49%) of the amount owing in respect of trade receivables is from counterparties in South Africa, while European receivables amount to about 25% (2008—29%). The group does not typically renegotiate terms of trade receivables, however if renegotiation does take place, the outstanding balance is included in the analysis based on renegotiated payment terms.

        Credit risk exposure in respect of long-term receivables and trade receivables is further analysed in notes 10 and 14, respectively. The carrying value represents the maximum credit risk exposure.

        The group has provided guarantees for the financial obligations of subsidiaries, joint-ventures and third parties. The outstanding guarantees at 30 June 2009 are provided in note 57.1.

        The carrying value of the investments available-for-sale, investments held-to-maturity and derivative instrument financial assets represents the maximum credit risk exposure.

Sasol Limited Group

Notes to the Financial Statements (Continued)

64    Financial risk management and financial instruments (Continued)

(c)   Market risk

        Market risk is the risk arising from possible market price movements and their impact on the future cash flows of the business. The market price movements that the group is exposed to include foreign currency exchange rates, interest rates and oil and natural gas (commodity price risk). The group has developed policies aimed at managing the volatility inherent in these exposures which are discussed in the risks below.

(1)   Foreign currency risk

        The group's transactions are predominantly entered into in the respective functional currency of the individual operations. However, the group's operations utilise various foreign currencies on sales, purchases and borrowings and consequently, are exposed to exchange rate fluctuations that have an impact on cash flows and financing activities. These operations are exposed to foreign currency risk in connection with contracted payments in currencies not in their individual functional currency. The translation of foreign operations to the presentation currency of the group is not taken into account when considering foreign currency risk. Foreign currency risks are managed through the group's financing policies and the selective use of forward exchange contracts, cross currency swaps and cross currency options. Forward exchange contracts are utilised primarily to reduce foreign currency exposure arising from imports into South Africa. Forward cover is required on both capital expenditure and imports (payables) in excess of US$ 50 000. Any forward exchange contract resulting in exposure of R100 million or more requires the pre-approval of the GEC. South African exports (receivables) are uncovered. The group also makes use of customer foreign currency accounts, where needed.

        All forward exchange contracts are supported by underlying commitments or transactions.

        The following significant exchange rates applied during the year:

	Average rate		Closing rate

	2009	2008	2009	2008

Rand/Euro	12,31	10,77	10,84	12,34
Rand/US dollar	9,04	7,30	7,73	7,83
Rand/ Pound sterling	14,42	14,62	12,72	15,61

        The fair value (losses)/gains calculated below were determined by recalculating the daily forward rates for each currency using a forward rate interpolator model. The net market value of all forward exchange contracts at year end was then calculated by comparing the forward exchange contracted rates to the equivalent year end market foreign exchange rates. The present value of these net market values were then calculated using the appropriate currency specific discount curve.

Sasol Limited Group

Notes to the Financial Statements (Continued)

64    Financial risk management and financial instruments (Continued)

        The following forward exchange contracts and cross currency swaps were held at 30 June:

	Contract foreign currency amount 2009	Contract amount— Rand equivalent 2009	Average rate of exchange 2009 (calculated)	Estimated fair value (losses)/ gains 2009	Contract foreign currency amount 2008	Contract amount— Rand equivalent 2008	Average rate of exchange 2008 (calculated)	Estimated fair value (losses)/ gains 2008

	million	Rm		Rm	million	Rm		Rm
Forward exchange contracts
Related to transactions which have already occurred
Derivative instruments—cash flow hedges
Imports—capital
Euro	10	127	12,76	(5)	26	312	12,20	6
US dollar	1	7	9,23	—	11	85	7,98	—
Pound sterling	—	2	13,61	—	—	—		—
Other currencies—US dollar equivalent	13	106	8,20	(6)	—	—		—

		242		(11)		397		6

Imports—goods
Euro	—	—		—	2	26	12,11	1
US dollar	—	—		—	17	133	8,01	(4)
Pound sterling	—	—		—	—	7	15,61	—

		—		—		166		(3)

Exports
US dollar	4	41	9,23	6	2	15	7,86	—

Other payables (liabilities)
Euro	1	6	10,84	—	—	—		—

Other receivables (assets)
Euro	—	—		—	64	787	12,22	2

Derivative instruments—held for trading
Imports—capital
US dollar	1	6	9,94	—	21	168	7,95	—

Imports—goods
Euro	1	6	11,96	(1)
US dollar	50	405	8,09	(18)	165	1 315	7,96	(20)
Pound sterling	4	49	12,49	1	—	—		—

		460		(18)		1 315		(20)

Exports
Euro					3	35	12,96	2
US dollar	39	313	8,01	12	88	699	7,91	(1)
Pound sterling	4	48	12,03	(3)	4	54	15,51	—
Other currencies—US dollar equivalent	5	35	7,85	1	9	89	9,41	2

		396		10		877		3

Other payables (liabilities)
Euro	44	556	12,53	(58)	8	98	12,21	2
US dollar	3	23	7,71	—	8	65	7,83	—
Other currencies—US dollar equivalent	—	1	4,62	(1)	—	—		—

		580		(59)		163		2

Other receivables (assets)
Euro	48	585	12,13	70	—	—		—
US dollar	12	112	9,22	6	57	447	7,89	20

		697		76		447		20

Sasol Limited Group

Notes to the Financial Statements (Continued)

64    Financial risk management and financial instruments (Continued)

	Contract foreign currency amount 2009	Contract amount— Rand equivalent 2009	Average rate of exchange 2009 (calculated)	Estimated fair value (losses)/ gains 2009	Contract foreign currency amount 2008	Contract amount— Rand equivalent 2008	Average rate of exchange 2008 (calculated)	Estimated fair value (losses)/ gains 2008

	million	Rm		Rm	million	Rm		Rm
Forward exchange contracts
Related to future commitments
Derivative instruments—cash flow hedges
Imports
Euro	171	2 224	13,00	(77)	108	1 278	11,88	176
US dollar	131	1 339	10,18	(22)	7	59	8,36	—
Pound sterling	1	6	13,79	—	1	8	16,04	—
Other currencies—US dollar equivalent	6	47	8,59	(5)	16	128	7,88	7

		3 616		(104)		1 473		183

Exports
US dollar	—	—		—	1	4	8,14	—

Other payables (liabilities)
Euro	13	165	12,48	(23)	7	80	11,43	7
US dollar	63	518	8,28	(33)	140	1 112	7,93	15

		683		(56)		1 192		22

Derivative instruments—held for trading
Imports
Euro	26	320	12,17	(14)	—	—	—	—
US dollar	148	1 333	9,00	(160)	5	57	7,86	—
Other currencies—US dollar equivalent	2	14	7,73	(1)	1	—	0,07	2

		1 667		(175)		57		2

Exports
Euro	1	11	10,97	—	—	—	—	—
US dollar	3	23	7,72	—	—	—	—	—
Other currencies—US dollar equivalent	1	4	7,72	—	—	—	—	—

		38		—		—		—

Other payables (liabilities)
Euro	15	205	13,66	(20)	3	36	12,56	—
US dollar	7	60	8,88	(8)	7	62	7,88	1
Pound sterling	1	18	13,65	(3)	—	2	15,51	—
Other currencies—US dollar equivalent	2	14	7,96	(2)

		297		(33)		100		1

Other receivables (assets)
Euro	—	—		—	1	17	12,38	—
US dollar	1	5	8,35	—	5	37	7,84	—

		5		—		54		—

Cross currency swaps
Derivative instruments—held for trading
Euro to Rand	150	1 209	8,06	438	225	2 129	9,48	660

Sasol Limited Group

Notes to the Financial Statements (Continued)

64    Financial risk management and financial instruments (Continued)

        The maturity profile of contract amounts of forward exchange contracts and cross currency swaps at 30 June were as follows:

	Contract amount	Within one year	One to two years	Two to three years

	Rm	Rm	Rm	Rm
2009
Forward exchange contracts
Related to transactions which have already occurred
Imports—capital
Euro	127	127	—	—
US dollar	13	13	—	—
Pound sterling	2	2	—	—
Other currencies—US dollar equivalent	106	106	—	—

	248	248	—	—

Imports—goods
Euro	6	6	—	—
US dollar	405	405	—	—
Pound sterling	49	49	—	—

	460	460	—	—

Exports
Euro	—	—	—	—
US dollar	354	354	—	—
Pound sterling	48	48	—	—
Other currencies—US dollar equivalent	35	35	—	—

	437	437	—	—

Other payables (liabilities)
Euro	562	355	207	—
US dollar	23	23	—	—
Other currencies—US dollar equivalent	1	1

	586	379	207	—

Other receivables (assets)
Euro	585	584	1	—
US dollar	112	112	—	—

	697	696	1	—

Related to future commitments
Imports
Euro	2 544	2 412	128	4
US dollar	2 672	2 353	319	—
Pound sterling	6	6	—	—
Other currencies—US dollar equivalent	61	61	—	—

	5 283	4 832	447	4

Sasol Limited Group

Notes to the Financial Statements (Continued)

64    Financial risk management and financial instruments (Continued)

	Contract amount	Within one year	One to two years	Two to three years

	Rm	Rm	Rm	Rm
Exports
Euro	11	11	—	—
US dollar	23	23	—	—
Other currencies—US dollar equivalent	4	4	—	—

	38	38	—	—

Other payables (liabilities)
Euro	370	370	—	—
US dollar	578	578	—	—
Pound sterling	18	15	3	—
Other currencies—US dollar equivalent	14	14	—	—

	980	963	3	—

Other receivables (assets)
US dollar	5	5	—	—

Cross currency swaps
Euro to Rand	1 209	1 209	—	—

Sasol Limited Group

Notes to the Financial Statements (Continued)

64    Financial risk management and financial instruments (Continued)

	Contract amount	Within one year	One to two years

	Rm	Rm	Rm
2008
Forward exchange contracts
Related to transactions which have already occurred
Imports—capital
Euro	312	312	—
US dollar	253	253	—

	565	565	—

Imports—goods
Euro	26	26	—
US dollar	1 448	1 448	—
Pound sterling	7	7	—

	1 481	1 481	—

Exports
Euro	35	35	—
US dollar	714	714	—
Pound sterling	54	54	—
Other currencies—US dollar equivalent	89	89	—

	892	892	—

Other payables (liabilities)
Euro	98	98	—
US dollar	65	65	—

	163	163	—

Other receivables (assets)
Euro	787	787	—
US dollar	447	447	—

	1 234	1 234	—

Related to future commitments
Imports
Euro	1 278	1 120	158
US dollar	116	116	—
Pound sterling	8	8	—
Other currencies—US dollar equivalent	128	122	6

	1 530	1 366	164

Exports
US dollar	4	4	—

Other payables (liabilities)
Euro	116	116	—
US dollar	1 174	1 174	—
Pound sterling	2	2	—

	1 292	1 292	—

Sasol Limited Group

Notes to the Financial Statements (Continued)

64    Financial risk management and financial instruments (Continued)

	Contract amount	Within one year	One to two years

	Rm	Rm	Rm
Other receivables (assets)
Euro	17	17
US dollar	37	37	—

	54	54	—

Cross currency swaps
Euro to Rand	2 129	920	1 209

        The group's exposure to foreign currency risk, converted to rand at the year end exchange rates, was as follows:

	2009
	Total	Euro	US dollar	Pound sterling	Rand	Other

	Rm	Rm	Rm	Rm	Rm	Rm
Investment in securities	—	—	—	—	—	—
Long-term receivables	1 450	1 017	432	—	—	1
Trade receivables	2 603	304	1 792	94	17	396
Other receivables	124	3	75	10	—	36
Cash restricted for use	697	468	203	3	—	23
Cash	3 445	979	2 061	39	145	221
Long-term debt	(2 623)	(2 476)	(131)	(3)	(13)	—
Short-term debt	(3 271)	(3 249)	(22)	—	—	—
Trade payables and accrued expenses	(1 134)	(120)	(967)	(31)	(16)	—
Other payables	(365)	(160)	(162)	(34)	(9)	—
Bank overdraft	(3)	(1)	—	—	—	(2)

Exposure on external balances	923	(3 235)	3 281	78	124	675
Net exposure on balances between group companies	9 062	8 301	986	(3)	(208)	(14)

Exposure on non-derivative instruments	9 985	5 066	4 267	75	(84)	661
Foreign exchange contracts	5 321	2 509	2 652	27	—	133
Cross currency swaps	(1 626)	(1 626)	—	—	—	—

Total exposure	13 680	5 949	6 919	102	(84)	794

Sasol Limited Group

Notes to the Financial Statements (Continued)

64    Financial risk management and financial instruments (Continued)

	2008
	Total	Euro	US dollar	Pound sterling	Rand	Other

	Rm	Rm	Rm	Rm	Rm	Rm
Investment in securities	1	—	—	—	—	1
Long-term receivables	1	—	—	—	—	1
Trade receivables	2 634	437	2 002	85	14	96
Other receivables	445	230	121	12	—	82
Cash restricted for use	279	224	12	4	9	30
Cash	1 458	367	794	28	82	187
Long-term debt	(6 799)	(5 923)	(138)	(4)	(717)	(17)
Short-term debt	(371)	(358)	(13)	—	—	—
Trade payables and accrued expenses	(1 220)	(103)	(876)	(19)	(30)	(192)
Other payables	(133)	(17)	(69)	(9)	(6)	(32)
Bank overdraft	(11)	—	—	—	—	(11)

Exposure on external balances	(3 716)	(5 143)	1 833	97	(648)	145
Net exposure on balances between group companies	12 110	10 756	(697)	32	1 892	127

Exposure on non-derivative instruments	8 394	5 613	1 136	129	1 244	272
Foreign exchange contracts	2 880	1 049	1 811	(34)	—	54
Cross currency swaps	(2 771)	(2 771)	—	—	—	—

Total exposure	8 503	3 891	2 947	95	1 244	326

Sensitivity analysis

        A 10 percent strengthening of the rand on the group's exposure to foreign currency risk at 30 June would have decreased/(increased) either the equity or the income statement by the amounts below before the effect of tax. This analysis assumes that all other variables, in particular interest rates, remain constant and has been performed on the same basis for 2008.

	2009		2008
	Equity	Income statement	Equity	Income statement

	Rm	Rm	Rm	Rm
Euro	211	384	97	292
US dollar	147	545	135	160
Pound sterling	1	9	1	8
Rand	—	(8)	—	124
Other currencies	14	65	—	33

        A 10 percent weakening in the rand against the above currencies at 30 June would have the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

Sasol Limited Group

Notes to the Financial Statements (Continued)

64    Financial risk management and financial instruments (Continued)

(2)   Interest rate risk

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

        At the reporting date, the interest rate profile of the group's interest-bearing financial instruments was:

Carrying value
	2009	2008

	Rm	Rm
Variable rate instruments
Financial assets	22 416	6 788
Financial liabilities	(10 185)	(10 408)

	12 249	(4 257)

Fixed rate instruments
Financial assets	24	2
Financial liabilities	(7 629)	(9 046)

	(7 625)	(9 044)

Interest profile (variable: fixed rate as a percentage of total interest bearing)	81:19	66:34

Cash flow sensitivity for variable rate instruments

        A change of one percent in interest rates at the reporting date would have increased/(decreased) equity and the income statement by the amounts shown below before the effect of tax. This analysis assumes that all other variables, in particular foreign currency rates, remain constant and has been performed on the same basis for 2008.

	Income statement
	1% increase	1% decrease

	Rm	Rm
30 June 2009
Variable rate instruments	122	(122)

30 June 2008
Variable rate instruments	(43)	43

Sasol Limited Group

Notes to the Financial Statements (Continued)

64    Financial risk management and financial instruments (Continued)

        The following interest rate derivative contracts were in place at 30 June:

	Contract amount— Rand equivalent 2009	Average fixed rate 2009	Expiry 2009	Estimated fair value gains 2009	Contract foreign currency amount 2008	Contract amount— Rand equivalent 2008	Estimated fair value gains 2008

	Rm	%		Rm	million	Rm	Rm
Interest rate derivatives
Derivative instruments—cash flow hedges
Pay fixed rate receive floating rate
Rand	688	7,4	15/12/09	—	—	813	50

Derivative instruments—held for trading
Interest rate cap or collar
(relating to long-term debt)
Rand—cap	1 033	17,5	03/10/11	—	—	—	—
Rand—cap	2 022	15,9	03/10/11	1	—	—	—

	3 055			1	—	—	—

        The maturity profile of gross contract amounts of interest rate derivatives at 30 June were as follows:

	Contract amount	Within one year	One to two years

	Rm	Rm	Rm
Interest rate derivatives
2009
Pay fixed rate receive floating rate
Rand	688	688	—

2008
Pay fixed rate receive floating rate
Rand	813	125	688

(3)   Commodity price risk

        The group makes use of derivative instruments, including commodity swaps, options and futures contracts of short duration as a means of mitigating price and timing risks on crude oil purchases and sales. In effecting these transactions, the business units concerned operate within procedures and policies designed to ensure that risks, including those relating to the default of counterparties, are minimised. For the year under review, the strategy was to hedge the equivalent of approximately 30% of Sasol Synfuels' production (16,4 million barrels) and 30% of Sasol Petroleum International's West Africa output (550 000 barrels). These zero cost collar hedges have been used to mitigate the risk of substantial volatility in the oil prices in the past and their suitability for the future oil hedge strategy is monitored on a regular basis.

Sasol Limited Group

Notes to the Financial Statements (Continued)

64    Financial risk management and financial instruments (Continued)

        Dated Brent crude prices applied during the year:

	2009	2008

	US$	US$
High	143,95	139,98
Average	68,14	95,51
Low	39,41	33,73

        The following commodity derivative contracts were in place at 30 June:

	Contract foreign currency amount 2009	Contract amount— Rand equivalent 2009	Average price 2009	Estimated fair value gains 2009	Contract foreign currency amount 2008	Contract amount— Rand equivalent 2008	Average price 2008	Estimated fair value gains 2008

	million	Rm	US$	Rm	million	Rm	US$	Rm
Commodity derivatives
Derivative instruments—cash flow hedges
Futures
Crude oil (US dollar)	10	76	70,01	(1)	19	147	140,53	—
Derivative instruments—held for trading
Futures
Crude oil (US dollar)	38	295	70,29	(2)	88	685	133,76	31

        The high crude oil prices seen over the recent years are expected to decline over the next ten years. For every US$1/b increase in the average crude oil price, group operating profit increased by approximately R572 million during 2009 (2008: R402 million).

        The average crude oil price achieved during 2009 was cushioned by the effect of the oil hedges during the year which resulted in a net gain of R4 605 million. The recognition of the fair value of the oil hedges resulted in an unrealised fair value loss of R2 million at the end of the year owing to the significant decrease in crude oil prices from 2008.

        The maturity profile of contract amounts of commodity derivatives at 30 June were as follows:

	Contract amount 2009	Within one year 2009	Contract amount 2008	Within one year 2008

	Rm	Rm	Rm	Rm
Commodity derivatives
Futures
Crude oil	371	371	832	832

Sensitivity analysis

        A 10 percent increase of the commodity prices at 30 June would have increased the fair value of commodity derivatives recognised in other operating costs in the income statement or as a cash flow hedge reserve in the statement of changes in equity by the amounts shown below, before the effect of

Sasol Limited Group

Notes to the Financial Statements (Continued)

64    Financial risk management and financial instruments (Continued)

tax. This analysis assumes that all other variables remain constant and should not be considered predictive of future performances. The calculation has been performed on the same basis for 2008.

	2009	2008

	Rm	Rm
Crude oil	—	3

        A 10 percent decrease in the commodity prices at 30 June would have the equal but opposite effect on the fair value amounts shown above, on the basis that all other variables remain constant.

Sasol Limited Group

Notes to the Financial Statements (Continued)

64    Financial risk management and financial instruments (Continued)

(4)   Fair value and carrying value summary of financial assets and liabilities

		2009
		Fair value	Carrying value
	Note	Observable market data

		Rm	Rm
Financial assets
Loans and receivables
Long-term receivables	10	1 835	1 456
Trade receivables	14	12 499	12 499
Other receivables	15	1 864	1 864
Cash restricted for use	17	1 247	1 247
Cash	17	19 425	19 425
Investments available-for-sale
Investments in securities *	7	264	264
Investments held-to-maturity
Investments in securities	7	387	387
Derivative instruments
Cash flow hedges		14	14
Held for trading		521	521

		38 056	37 677

Financial liabilities
Financial liabilities measured at amortised cost
Long-term debt	18	(16 273)	(13 615)
Short-term debt	24	(4 762)	(4 762)
Trade payables and accrued expenses	29	(9 229)	(9 229)
Other payables	30	(4 759)	(4 759)
Bank overdraft	17	(80)	(80)
Financial guarantees		(34)	(34)
Derivative instruments
Cash flow hedges		(9)	(9)
Held for trading		(488)	(488)

		(35 634)	(32 976)

*
The fair value of the unlisted equity investments cannot be determined as there is no observable market price information available on these investments. The fair value of these instruments is measured at cost less impairment losses (refer to note 7).

SUPPLEMENTAL OIL AND GAS INFORMATION (Unaudited)

        In accordance with FASB Accounting Standards Codification (ASC) Section 932, "Extractive Industries—Oil and Gas", and regulations of the US Securities and Exchange Commission, this section provides supplemental information about oil and gas exploration and production operations. Tables 1 through to 3 provide historical information pertaining to costs incurred for property acquisitions, exploration and development; capitalised costs and results of operations. Tables 4 through to 6 present information on the estimated net proved reserve quantities; standardised measure of estimated discounted future net cash flows related to proved reserves and changes therein.

TABLE 1—COSTS INCURRED IN OIL AND GAS PROPERTY ACQUISITION, EXPLORATION, AND DEVELOPMENT ACTIVITIES

	Mozambique	Other areas	Total

	(Rand in millions)
Year ended 30 June 2007
Acquisition of unproved properties	—	136,9	136,9
Exploration	646,3	79,2	725,5
Development	343,2	189,5	532,7

Total costs incurred	989,5	405,6	1 395,1

Year ended 30 June 2008
Acquisition of unproved properties	—	45,3	45,3
Exploration	493,1	110,5	603,6
Development	594,9	116,1	711,0

Total costs incurred	1 088,0	271,9	1 359,9

Year ended 30 June 2009
Exploration	1 032,4	201,4	1 233,8
Development	541,8	444,4	986,2

Total costs incurred	1 574,2	645,8	2 220,0

 TABLE 2—CAPITALISED COSTS RELATING TO OIL AND GAS PRODUCING ACTIVITIES

	Mozambique	Other areas	Total

	(Rand in millions)
Year ended 30 June 2007
Proved properties	2 491,9	625,5	3 117,4
Producing wells and equipment	1 955,5	603,8	2 559,3
Non-producing wells and equipment	536,4	21,7	558,1
Unproved properties
Uncompleted and non-producing wells and equipment	201,2	244,9	446,1

Capitalised costs	2 693,1	870,4	3 563,5
Accumulated depreciation	(472,4)	(254,8)	(727,2)

Net book value	2 220,7	615,6	2 836,3

Year ended 30 June 2008
Proved properties	3 140,0	805,3	3 945,3
Producing wells and equipment	2 020,0	654,9	2 674,9
Non-producing wells and equipment	1 120,0	150,4	1 270,4
Unproved properties
Uncompleted and non-producing wells and equipment	501,2	409,6	910,8

Capitalised costs	3 641,2	1 214,9	4 856,1
Accumulated depreciation	(624,1)	(369,7)	(993,8)

Net book value	3 017,1	845,2	3 862,3

Year ended 30 June 2009
Proved properties	3 679,4	1 156,3	4 835,7
Producing wells and equipment	3 313,8	1 154,9	4 468,7
Non-producing wells and equipment	365,6	1,4	367,0
Unproved properties
Uncompleted and non-producing wells and equipment	921,8	400,8	1 322,6

Capitalised costs	4 601,2	1 557,1	6 158,3
Accumulated depreciation	(788,3)	(485,4)	(1 273,7)

Net book value	3 812,9	1 071,7	4 884,6

TABLE 3—RESULTS OF OPERATIONS FOR OIL AND GAS PRODUCING ACTIVITIES

	Mozambique	Other areas	Total

	(Rand in millions)
Year ended 30 June 2007
Sales to unaffiliated parties	181,1	595,9	777,0
Transfers to affiliated parties	623,4	—	623,4

Total revenues	804,5	595,9	1 400,4
Production costs	(105,9)	(101,5)	(207,4)
Foreign currency translation losses	(28,9)	(0,8)	(29,7)
Exploration expenses	(460,4)	(65,7)	(526,1)
Depreciation	(159,0)	(81,6)	(240,6)

Operating profit	50,3	346,3	396,6
Tax	(94,9)	(180,1)	(275,0)

Results of operations	(44,6)	166,2	121,6

Year ended 30 June 2008
Sales to unaffiliated parties	227,1	1 001,2	1 228,3
Transfers to affiliated parties	742,5	—	742,5

Total revenues	969,6	1 001,2	1 970,8
Production costs	(132,1)	(205,4)	(337,5)
Foreign currency translation (losses)/gains	(32,1)	2,3	(29,8)
Exploration expenses	(193,1)	(28,0)	(221,1)
Depreciation	(153,9)	(80,6)	(234,5)

Operating profit	458,4	689,5	1 147,9
Tax	(130,1)	(310,8)	(440,9)

Results of operations	328,3	378,7	707,0

Year ended 30 June 2009
Sales to unaffiliated parties	190,5	965,8	1 156,3
Transfers to affiliated parties	982,5	—	982,5

Total revenues	1 173,0	965,8	2 138,8
Production costs	(213,5)	(38,1)	(251,6)
Foreign currency translation gains/(losses)	129,4	(6,7)	122,7
Exploration expenses	(122,0)	(205,1)	(327,1)
Depreciation	(166,7)	(141,0)	(307,7)

Operating profit	800,2	574,9	1 375,1
Tax	(447,6)	(213,1)	(660,7)

Results of operations	352,6	361,8	714,4

TABLE 4—PROVED RESERVE QUANTITY INFORMATION

	Crude Oil and Condensate			Natural Gas
	Mozambique	Other areas	Total	Mozambique	Other areas	Total

	Millions of barrels			Billions of cubic feet
Proved developed and undeveloped reserves
Balance at 30 June 2006	7,3	8,6	15,9	1 306,1	—	1 306,1
Revisions	(1,0)	1,3	0,3	28,7	—	28,7
Production	(0,7)	(1,4)	(2,1)	(58,2)	—	(58,2)

Balance at 30 June 2007	5,6	8,5	14,1	1 276,6	—	1 276,6
Revisions	(0,6)	(0,7)	(1,3)	2,8	—	2,8
Production	(0,5)	(1,8)	(2,3)	(65,4)	—	(65,4)

Balance at 30 June 2008	4,5	6,0	10,5	1 214,0	—	1 214,0
Revisions	1,6	0,8	2,4	495,1	—	495,1
Extensions/Discoveries	—	2,4	2,4	—	—	—
Production	(0,5)	(2,0)	(2,5)	(65,3)	—	(65,3)

Balance at 30 June 2009	5,6	7,2	12,8	1 643,8	—	1 643,8

Proved developed reserves
At 30 June 2007	2,7	6,2	8,9	371,6	—	371,6

At 30 June 2008	2,1	5,4	7,5	277,3	—	277,3

At 30 June 2009	2,3	6,8	9,1	780,9	—	780,9

        The table above records estimates of the reserve quantities held by Sasol through its various operating entities under Sasol Petroleum International (Pty) Limited.

        The company currently has reserves in two properties:

        In Gabon the company holds a 27,75% non-operated interest in the offshore Etame licence. An internally determined assessment of oil reserves was conducted during June 2009. As this license held is a Production Sharing Contract reserves reported represent the net economic interest volumes attributable to the company after deduction for royalties. During 2009 first production from the Ebouri field was achieved and reserves attributable to this field appear in the table for the first time.

        In Mozambique the company holds a 70% operated interest in the Pande and Temane Petroleum Production Agreement gas fields. An internally determined assessment of gas reserves was conducted during June 2009. Reserves reported represent the net economic interest volumes attributable to the company after deduction of production tax. During 2009, a second gas sales agreement was signed. The Proved Developed and Undeveloped reserves booked are restricted to the take-or-pay quantities defined in the two gas sales agreements for the remainder of the contract terms. During 2009, production from the Pande field commenced to supplement offtake from the Temane field as a result developed reserves from Pande are included in the table for the first time.

NOTES AND DEFINITIONS

        The definitions of categories of reserves used in this disclosure are consistent with those set forth in the regulations of the Securities and Exchange Commission:

        Proved Reserves—Those quantities of crude oil, natural gas and natural gas liquids which upon analysis of geologic and engineering data appear with reasonable certainty to be recoverable in the future from known oil and gas reservoirs under existing economic and operating conditions i.e. prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements but not on escalations based upon future conditions. Proved reserves are limited to those quantities of oil and gas which can be expected with little doubt to be recoverable commercially at current prices and costs under existing regularity practices and with existing conventional equipment and operating methods. Depending upon their status of development such proved reserves are subdivided into "proved developed reserves" and "proved undeveloped reserves".

        Proved Developed Reserves—Reserves which can be expected to be recovered through existing wells with existing equipment and operating methods.

        Proved Undeveloped Reserves—Reserves which are expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major expenditure is required for recompletion.

 TABLE 5—STANDARDISED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS

	Mozambique	Other areas	Total

	(Rand in millions)
Year ended 30 June 2007
Future cash inflows	14 460,3	4 226,4	18 686,7
Future production costs	(2 378,2)	(1 167,9)	(3 546,1)
Future development costs	(1 237,6)	(104,8)	(1 342,4)
Future income taxes	(3 294,9)	(1 198,3)	(4 493,2)

Undiscounted future net cash flows	7 549,60	1 755,4	9 305,0
10% annual discount for timing of estimated cash flows	(4 580,1)	(614,1)	(5 194,2)

Standardised measure of discounted future net cash flows	2 969,5	1 141,3	4 110,8

Year ended 30 June 2008
Future cash inflows	16 223,2	6 110,3	22 333,5
Future production costs	(2 483,3)	(1 208,2)	(3 691,5)
Future development costs	(1 525,9)	(341,1)	(1 867,0)
Future income taxes	(3 815,2)	(1 893,1)	(5 708,3)

Undiscounted future net cash flows	8 398,8	2 667,9	11 066,7
10% annual discount for timing of estimated cash flows	(4 783,3)	(579,0)	(5 362,3)

Standardised measure of discounted future net cash flows	3 615,5	2 088,9	5 704,4

Year ended 30 June 2009
Future cash inflows	17 875,3	3 745,5	21 620,8
Future production costs	(4 576,9)	(1 244,3)	(5 821,2)
Future development costs	(3 125,9)	(309,4)	(3 435,3)
Future income taxes	(2 963,1)	(923,3)	(3 886,4)

Undiscounted future net cash flows	7 209,4	1 268,5	8 477,9
10% annual discount for timing of estimated cash flows	(4 498,6)	(287,0)	(4 785,6)

Standardised measure of discounted future net cash flows	2 710,8	981,5	3 692,3

        The standardised measure of discounted future cash flows related to preceding proved oil and gas reserves is calculated in accordance with the requirements of FASB ASC Section 932. Estimated future cash inflows from production are computed by applying year-end prices and year-end quantities of estimated net proved reserves. Future development and production costs are those estimated future expenditures necessary to develop and produce year-end estimated proved reserves based on year-end cost indices assuming continuation of year-end economic conditions. Estimated future income taxes are calculated by applying appropriate year-end statutory tax rates.

        The information provided does not represent management's estimate of the companies expected future cash flows or value of proved oil and gas reserves. Estimates of proved reserve quantities shall change over time as new information becomes available. Moreover probable and possible reserves which may become proved in the future are excluded from the calculations. The arbitrary valuation prescribed under FASB ASC Section 932 requires assumptions as to the timing of future development and production costs. The calculations are made as of each fiscal year-end and should not be relied upon as an indication of the companies' future cash flows or value of their oil and gas reserves.

 TABLE 6—CHANGES IN THE STANDARDISED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS

	Mozambique	Other areas	Total

	(Rand in millions)
Present value at 30 June 2006	3 564,6	1 059,7	4 624,3
Net changes for the year	(595,1)	81,6	(513,5)
Sales and transfers of oil and gas produced net of production costs	(561,3)	(540,0)	(1 101,3)
Development costs incurred	255,9	149,5	405,4
Revisions of previous quantity estimates and timing	(186,5)	206,4	19,9
Net changes in prices net of production costs	(277,2)	183,4	(93,8)
Changes in estimated development costs	(140,7)	(39,2)	(179,9)
Accretion of discount	458,7	177,3	636,0
Net change in income tax	(144,0)	(55,8)	(199,8)

Present value at 30 June 2007	2 969,5	1 141,3	4 110,8
Net changes for the year	646,0	947,6	1 593,6
Sales and transfers of oil and gas produced net of production costs	(1 075,6)	(1 352,9)	(2 428,5)
Development costs incurred	501,9	120,8	622,7
Revisions of previous quantity estimates and timing	(844,9)	193,2	(651,7)
Net changes in prices net of production costs	2 498,9	2 783,0	5 281,9
Changes in estimated development costs	(435,1)	(324,1)	(759,2)
Accretion of discount	415,2	191,1	606,3
Net change in income tax	(414,4)	(663,5)	(1 077,9)

Present value at 30 June 2008	3 615,5	2 088,9	5 704,4
Net changes for the year	(904,7)	(1 107,4)	(2 012,1)
Sales and transfers of oil and gas produced net of production costs	(627,5)	(813,5)	(1 441,0)
Development costs incurred	665,7	358,7	1 024,4
Extensions/Discoveries and Revisions of previous quantity estimates and timing	3 022,4	1 142,6	4 165,0
Net changes in prices net of production costs	(3 268,0)	(2 545,0)	(5 813,0)
Changes in estimated development costs	(1 766,0)	(297,3)	(2 063,3)
Accretion of discount	521,2	352,2	873,4
Net change in income tax	626,1	748,0	1 374,1
Net change due to exchange rate	(78,6)	(53,1)	(131,7)

Present value at 30 June 2009	2 710,8	981,5	3 692,3

ITEM 19.    EXHIBITS

1.1	Memorandum of association of Sasol Limited*
1.2	Articles of association of Sasol Limited*
4.1	Management Share Incentive Scheme*
4.2	The Deed of Trust for the Sasol Inzalo Management Trust**
4.3	The Deed of Trust for the Sasol Inzalo Employee Scheme**
8.1	List of subsidiaries
12.1	Certification of Lawrence Patrick Adrian Davies, Chief Executive of Sasol Limited pursuant of Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Kandimathie Christine Ramon Chief Financial Officer of Sasol Limited pursuant of Section 302 of the Sarbanes-Oxley Act of 2002
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

**
Incorporated by references to our annual report on Form 20-F filed on 7 October 2008.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

SASOL LIMITED
	By:	/s/ KANDIMATHIE CHRISTINE RAMON Kandimathie Christine Ramon Chief Financial Officer
Date: 9 October 2009

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

Term	Description
Alkylamines	Alkylamines are a group of chemical compounds derived from the reaction of ammonia and hydrocarbons. Alkylamines are predominantly used in the manufacturing of pharmaceutical drugs.
Alkylates

Alkylation is the process of transferring an alkyl group from one molecule to another. The molecule to which the alkyl group has been transferred to and which is a product of this reaction is then referred to as an alkylate. An example of such a reaction is the production of linear alkyl benzene (LAB), which is the reaction of an olefin with benzene.

Alpha olefin

An alpha olefin is an olefin or an alkene with a double bond located on the primary or alpha position of the carbon chain or between the 1st and 2nd carbon atom. An alpha olefin can be linear or branched. Examples of alpha olefins are chemical compounds such as 1-pentene, 1-hexene and 1-octene manufactured by Sasol Solvents in Secunda. These chemical compounds are mainly used for industrial applications such as organic synthesis, manufacturing of plastics and surfactants, blending agents for high octane fuels and pesticide formulations.

Alumina

Alumina is a chemical compound also known as aluminum oxide. It is an odourless white crystalline powder. Alumina is used in the production of aluminium and the manufacture of abrasives, refractories, ceramics, electrical insulators, catalyst and catalyst supports, paper, spark plugs, crucibles and laboratory works, adsorbent for gases and water vapours, chromatographic analysis, fluxes, light bulbs, artificial gems, heat resistant fibres and food additives (dispersing agent).

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

Beneficiation	Beneficiation is the process of adding value to lower-value raw materials by further processing it to manufacture valuable products.

Term	Description
Borehole density	Borehole density is the ratio of the surface area divided by the number of boreholes.
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

Term	Description
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

Coal fine	Fine coal is classified as the size fraction of coal that can pass through a screen with an aperture of 6,3 mm.
Coal pile	A coal pile is individual bands or laminations of different types of coal within an individual coal seam that can be correlated horizontally for a finite distance.

Term	Description
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

Term	Description
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

Term	Description
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

Term	Description
Glacial acrylic acid

Refer to Acrylic acid. Acrylic acid is available in two grades, namely technical and glacial grade. The glacial grade is a purer form and typically contains a concentration of 98% acrylic acid and a maximum concentration of 0,5% of water whereas the technical grade contains a concentration of 94% of acrylic acid.

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

Krypton	Krypton is a colourless, odourless, tasteless noble gas found in trace amounts in the earth's atmosphere. Krypton is used in fluorescent lamps and laser technologies.

Term	Description
Limestone	Limestone is a sedimentary rock composed mostly of calcium (the shell remains of marine animals), carbon and oxygen. One of its industrial uses is as an agricultural fertiliser.
Maleic anhydride

Maleic anhydride is a chemical compound with a pungent odour. It is a colourless solid available in the form of needles, white lumps or pellets. Maleic anhydride is used for the manufacture of resins (textiles), dye intermediates, pharmaceuticals, agricultural chemicals and in copolymerisation reactions.

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

Monomer	A monomer is a chemical compound capable of chemically bonding to other monomers or itself to form long chain polymers (plastics) or synthetic resins.
Nameplate capacity	Nameplate capacity is the product output of a plant under conditions optimised for maximum quantity for the production facility.
Naphtha

Naphtha is a petroleum-based chemical compound also known as petroleum ether. It is a colourless liquid. Naphtha is primarily used a feedstock for gasoline production. It is also used in the production of petrochemical products such as olefins and aromatic compounds and other downstream chemical products.

n-Butanol	n-Butanol is a chemical compound also known as butyl alcohol. It is typically encountered as a colourless liquid. n-Butanol is primarily used as a solvent for paints.

Term	Description
Nitric acid

Nitric acid is a chemical compound more commonly known as aqua fortis or spirit of nitre. It is a strong acidic colourless to yellow liquid. Nitric acid is used for the manufacture of inorganic and organic nitrates, nitro compounds for fertilisers, as dye intermediates in the manufacture of explosives and for many different organic chemicals.

Nitrogen oxides (NO, N2O, NO2)

Nitrogen oxides refer to gas mixtures of binary compounds of oxygen and nitrogen. These oxides are mostly produced through combustion processes of air with high temperatures. An example of such a combustion process is an internal motor vehicle combustion engine.

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

Term	Description
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

Polymer	A polymer is a large molecule (macromolecule) composed of repeating structural units (monomers) connected by covalent chemical bonds.

Term	Description
Polymerise	Polymerisation is the process of reacting monomer units to form larger molecules where the monomer units are covalently bonded.
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

Term	Description
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

REACH	Refers to the Registration, Evaluation and Authorisation of Chemicals, an EU regulation on chemicals and their safe use.
Reactor	A reactor is an industrial unit to provide the physical conditions required for specific chemical reactions to take place.
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
Recordable case rate

The recordable case rate (RCR) is the standard international measure for reporting work-related injuries and illnesses and other safety incidents resulting in injury. The RCR is the number of fatalities, lost workdays, restricted work cases, transfer to another job cases and medical treatments beyond first-aid cases for every 200 000 employee hours worked.

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

Term	Description
Solvent	A solvent is a liquid or gaseous substance capable of dissolving another substance to form a solution at the molecular or ionic level.
Stackers	Stackers are large automated machines that stack coal from a conveyor belt on to a flat pad in an orderly fashion. They consist of an inclined conveyor and swinging boom.
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

Term	Description
Units of measures	m	metre
	km	kilometre
	mm	millimetre
	km2	square kilometre
	m2	square metre
	m3	cubic metre
	kg	kilogram
	t	ton or tonne
	kt	kilotonne
	Mt	million tons
	tpa	tons per annum
	ktpa	kilotons per annum
	Mtpa	million tons per annum
	b	barrel
	bpd	barrels per day
	cf	cubic feet
	mg/m3	milligrams per cubic meter
	ppm	parts per million
	GJ	gigajoule
	MGJ/a	million gigajoules per annum
	bcf	billion cubic feet
Vertical diamond drilling

Vertical diamond drilling is the process of drilling a drill hole using a diamond impregnated drill bit to acquire drill core for the entire length of the drill hole. Therefore a continuous sample of the rock mass is obtained over the mineral bearing strata.

Xenon	Xenon is a colourless, heavy, odourless gas found in trace amounts in the earth's atmosphere. Xenon is used for lamps, flat panel plasma television and computer screens.
Zeolite	A chemical substance consisting of silica and aluminum extensively used as a water-softener and a detergent component.

        Locality plan of Sasol mines and plants in southern Africa

Sasol Petroleum International Areas of Focus in Africa

249
214
Nigeria
Cameroon
OPL
247
JDZ
Block L
Equatorial Guinea
Principe
Sao Tome
Atlantic Ocean
Gabon
Atlantic Ocean
Gabon
Etame Marin
Dussafu Marin
Congo
R.S.A
Block 3A/4A
Atlantic Ocean
BEIRA
PANDE / TEMANE
BLOCK 16/19
SOUTH AFRICA
MOZAMBIQUE
MAPUTO
SWAZI LAND
INDIAN OCEAN
Sahara
Libyan Desert
Ahaggar
Tibesti
Jos Plateau
Congo Basin
Ethiopian Highlands
ATLANTIC OCEAN
INDIAN OCEAN
Gulf of Guinea
Kgalagadi Desert
Damaraland
Great Karoo