Form 20-F
period 2010-06-30
SASOL LTD
filed 2010-09-28
CIK 314590

Use these links to rapidly review the document

TABLE OF CONTENTS 2

As filed with the Securities and Exchange Commission on 28 September 2010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934—for the year ended 30 June 2010
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 001-31615

Sasol Limited
(Exact name of registrant as Specified in its Charter)

Republic of South Africa
(Jurisdiction of Incorporation or Organization)

1 Sturdee Avenue, Rosebank 2196
South Africa
(Address of Principal Executive Offices)

Christine Ramon, Chief Financial Officer, Tel. No. +27 11 441 3435, Email christine.ramon@sasol.com
1 Sturdee Avenue, Rosebank 2196, South Africa
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

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

595 784 362 ordinary shares of no par value

          Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes ☒ No ☐

          If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes ☐ No ☒

          Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes ☒ No ☐

          Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232 405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes ☐ No ☐

          Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒    Accelerated filer ☐    Non-accelerated filer ☐

          Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐    International Financial Reporting Standards as issued by the International Accounting Standards Board ☒    Other ☐

          If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐    Item 18 ☐

          If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes ☐ No ☒

PRESENTATION OF INFORMATION

        We are incorporated in the Republic of South Africa as a public company under South African Company law. Our consolidated financial statements included in our corporate filings in South Africa were prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB) for the financial years ended 30 June 2006, 2007, 2008, 2009 and 2010.

        For purposes of this annual report on Form 20-F, we have prepared our consolidated financial statements in accordance with IFRS. Our consolidated financial statements for each of the financial years ended 30 June 2006, 2007, 2008, 2009 and 2010 have been audited.

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

    •
    "CNY" means Renminbi, the currency of China; and

    •
    "AUD" means Australian dollar, the currency of Australia.

        We present our financial information in rand, which is our reporting currency. Solely for your convenience, this Form 20-F contains translations of certain rand amounts into US dollars at specified rates. These rand amounts do not represent actual US dollar amounts, nor could they necessarily have been converted into US dollars at the rates indicated. Unless otherwise indicated, rand amounts have been translated into US dollars at the rate of R7,07 per US dollar, which was the closing rate for customs purposes of the rand as reported by Thomson Reuters on 23 September 2010.

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

        In addition, in line with a particular South African distinction under the auspices of the South African Bureau of Standards (SABS), all Sasol global reporting emanating from South Africa uses the decimal comma (e.g., 3,5) instead of the more familiar decimal point (e.g., 3.5) used in the UK, USA and elsewhere. Similarly, a hard space is used to distinguish thousands in numeric figures (e.g., 2 500) instead of a comma (e.g., 2,500).

        All references to billions in this Form 20-F are to thousands of millions.

        All references to the "group", "us", "we", "our", "the company", or "Sasol" in this Form 20-F are to Sasol Limited, its group of subsidiaries and its interests in associates, joint ventures and special purpose entities. All references in this Form 20-F are to Sasol Limited or the companies comprising the group, as the context may require. All references to "(Pty) Limited" refers to (Proprietary) Limited, a form of corporation in South Africa which restricts the right of transfer of its shares, limits the number of members and prohibits the public offering of its shares.

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
  the outcomes of legal proceedings;

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

  •
  environmental legislation and access to and impact on natural resources;

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

        The financial data set forth below for the years ended as at 30 June 2010, 2009 and 2008 and for each of the years in the three-year period ended 30 June 2010 have been derived from our audited consolidated financial statements included in Item 18 of this annual report on Form 20-F.

        Financial data at 30 June 2008, 2007 and 2006 have been derived from the group's previously published audited consolidated financial statements not included in this document.

        The financial data at 30 June 2010, 2009 and 2008 and for each of the years in the three-year period ended 30 June 2010 should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements.

        The audited consolidated financial statements from which the selected consolidated financial data set forth below have been derived were prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

	Year ended
	30 June 2006	30 June 2007	30 June 2008	30 June 2009	30 June 2010	30 June(1) 2010
	(Rand in millions)					(US$ in millions)
	(except per share information and weighted average shares in issue)
Income Statement data:
Turnover	82 395	98 127	129 943	137 836	122 256	17 292
Operating profit	17 212	26 621	33 816	24 666	23 937	3 386
Profit attributable to owners of Sasol Limited	10 406	17 030	22 417	13 648	15 941	2 255
Statement of Financial Position data:
Total assets	103 266	119 112	140 122	145 865	156 484	22 124
Total equity	52 984	63 269	78 995	86 217	97 242	13 753
Share capital	3 634	3 628	20 176	27 025	27 229	3 851
Per share information (Rand and US$):
Basic earnings per share	16,78	27,35	37,30	22,90	26,68	3,77
Diluted earnings per share	16,51	27,02	36,78	22,80	26,54	3,75
Dividends per share(2)	7,10	9,00	13,00	8,50	10,50	1,49
Weighted average shares in issue (in millions):
Average shares outstanding—basic	620,0	622,6	601,0	596,1	597,6	597,6
Average shares outstanding—diluted	630,2	630,3	609,5	614,0	615,5	615,5

(1)
Translations into US dollars in this table are for convenience only and are computed at the closing rate of Thomson Reuters on 23 September 2010 of R7,07 per US dollar. You should not view such translations as a representation that such amounts represent actual US dollar amounts.

(2)
Includes the final dividend which was declared subsequent to the reporting date and is presented for information purposes only. No provision for this final dividend has been recognised.

Exchange rate information

        The following table sets forth certain information with respect to the rand/US dollar exchange rate for the years shown:

Rand per US dollar for the year ended 30 June or the respective month	Average(1)	High	Low
2006(2)	6,41	7,43	5,99
2007(2)	7,20	7,88	6,74
2008(2)	7,30	8,25	6,43
2009(3)	9,04	11,88	7,17
2010(3)	7,59	8,36	7,20
2011(4)	7,35	7,78	6,98
April 2010	7,34	7,40	7,25
May 2010	7,65	8,09	7,36
June 2010	7,65	7,84	7,41
July 2010	7,54	7,78	7,28
August 2010	7,30	7,44	7,19
September 2010(4)	7,16	7,39	6,98

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

(4)
Through 23 September 2010 based on the closing rate of Thomson Reuters.

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

        During 2010, the rand/US dollar exchange rate averaged R7,59 and fluctuated between the high of R8,36 and the low of R7,20. This compares to an average exchange rate of R9,04 during 2009 which fluctuated between the high of R11,88 and the low of R7,17. The rand exchange rate is impacted by various international and South African economic and political factors. Subsequent to 30 June 2010, the rand has on average strengthened against the US dollar and the euro.

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

        During 2010, the dated Brent crude oil price averaged US$74,37/b and fluctuated between the high of US$88,09/b and the low of US$58,25/b. This compares to an average dated brent crude oil price of US$68,14/b during 2009 which fluctuated between the high of US$143,95/b and the low of US$33,73/b.

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

Our GTL and CTL projects may not prove sufficiently viable or as profitable as planned

        We have constructed a gas-to-liquids (GTL) plant in Qatar and are involved in constructing a GTL plant in Nigeria. In addition, we are considering opportunities for further GTL and coal-to-liquids (CTL) investments in other areas of the world. CTL projects are being investigated in China (feasibility phase), India (pre-feasibility phase) and Indonesia (screening phase). A GTL opportunity being investigated in Uzbekistan is currently in the feasibility phase. The development of these projects, solely or through joint ventures or associates, is a capital-intensive process and requires us to commit significant capital expenditure and devote considerable management resources in utilising our existing experience and know-how, especially in connection with Fischer-Tropsch synthesis technologies. See "Item 4.B—Business overview—Sasol Synfuels International".

        The processes used and the products developed by these projects may also give rise to patent risks in connection with the use of our GTL and CTL technologies. See below "Intellectual property risks may adversely affect our products or processes and our competitive advantage".

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

  •
  sales opportunities and risks in the relevant countries;

  •
  fluctuations in the exchange rate of the US dollar and other currencies against the rand;

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

        Significant variations in any one or more of the above factors which are beyond our control, or any other relevant factor, may adversely affect the profitability or even the viability of our GTL and CTL investments. Most of the above assumptions are also applicable to other growth strategies followed by Sasol. Should we not be successful in the implementation of our GTL and CTL projects, we may be required to write off significant amounts of capital expenditure already incurred and we may need to redirect our strategy for future growth. In view of the resources invested in these projects and their importance to our growth strategy, problems we may experience as a result of these factors may have a material adverse effect on our business, operating results, cash flows and financial condition and opportunities for future growth.

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

There are country-specific risks relating to the countries in which we operate that could adversely affect our business, operating results, cash flows and financial condition

        Several of our subsidiaries, joint ventures and associates operate in countries and regions that are subject to significantly differing political, social, economic and market conditions. See "Item 4.B—Business Overview" for a description of the extent of our operations in the main countries and regions. Although we are a South African domiciled company and the majority of our operations are located in South Africa, we also have significant energy businesses in Africa and chemical businesses in Europe, the USA, the Middle East and Asia and a joint venture in a GTL facility in Qatar and a joint venture in Iran as well as an economic interest in a GTL project in Nigeria.

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

(b)   Fluctuations in inflation and interest rates

        The strengthening of the South African rand during the 2009 calendar year and the recessionary conditions in the South African economy during that time helped to drive consumer inflation from its double digit peak during the prior calendar year to just below 5%, the upper end of the inflation target. The South African Reserve Bank responded to this moderation in inflation by cutting its interest rate during the 2009 and 2010 calendar years. Announced increases in electricity tariffs of approximately 25% for each of the next three years will put upward pressure on inflation. Whilst the direct impact of these tariff increases on consumer inflation will be relatively modest at approximately 0,5 percentage points per year, the indirect effects are uncertain and could potentially be significantly larger. Wage settlements above the consumer inflation rate will place further upward pressure on inflation. High interest rates or inflation could adversely impact on our ability to contain costs and to ensure cost-effective debt financing in South Africa.

(c)   Transportation, water and other infrastructure

        The infrastructure in some countries in which we operate, such as rail infrastructure, electricity and water supply may need to be further upgraded and expanded and in certain instances possibly at our own cost. Water, as a resource, is becoming increasingly limited as world demand for water increases. The risk in South Africa that water may become significantly limited is exacerbated by the fact that it is one of the drier countries in the world. Water use by our operations varies widely depending largely on feedstock and technology choice. While a GTL plant is typically a net producer of water, a CTL process has a significant water requirement, driven by the need to produce hydrogen and additional cooling requirements. Although various technological advances may improve the water efficiency of our processes, we may experience limited water availability and other infrastructural challenges, which could have a material adverse effect on our business, operating results, cash flows, financial condition and future growth.

(d)   Disruptive industrial action

        The majority of our employees worldwide belong to trade unions. These employees comprise mainly general workers, artisans and technical operators. Disputes over wage increases have led to a general increase in industrial action in South Africa during 2010 which had a limited indirect affect on our operations. Although we have constructive relations with our employees and their unions, we cannot assure you that significant labour disruptions will not occur in the future.

(e)   Exchange control regulations

        South African law provides for exchange control regulations which restrict the export of capital from the Common Monetary Area, which includes South Africa, subject to South African Reserve Bank dispensation.

        These regulations apply to transactions involving South African residents, including both natural persons and legal entities. These regulations also affect our ability to borrow funds from non-South African sources for use in South Africa and to repay these funds from South Africa and, in some cases, our ability to guarantee the obligations of our subsidiaries with regard to these funds. These restrictions have affected the manner in which we have financed our transactions outside South Africa and the geographic distribution of our debt. See "Item 10.D—Exchange controls" and "Item 5.B—Liquidity and capital resources".

(f)    Localisation issues

        In some countries our operations are required to comply with local procurement, employment equity, equity participation and other regulations which are designed to address country-specific social and economic transformation and localisation issues.

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

        We are a participant in transformation charters in the liquid fuels and mining industry, pursuant to which we have undertaken to enable previously disadvantaged South Africans to hold at least 25% equity ownership in our liquid fuels business and 26% equity ownership, by 2014, in our mining business.

        The Minister of Trade and Industry published the Codes of Good Practice for broad-based BEE on 9 February 2007, effective from the date of publication. These Codes provide a standard framework for the measurement of broad-based BEE across all sectors of the economy.

        We have complied with the current requirements of said Codes and other requirements of the Liquid Fuels, Mining Charter and the Codes of Good Practice for broad-based BEE. We believe that the long-term benefits to the company and our country should outweigh any possible short-term adverse effects, but we cannot assure you that future implications of compliance with these requirements or with any newly imposed conditions will not have a material adverse effect on our shareholders or business operating results, cash flows and financial condition.

(g)
Engineering and construction contract costs

        During the period proceeding the global pre-economic recession, the worldwide increase in the demand for large engineering and construction projects resulted in a shortage of engineering and construction resources and put strain on these industries. These strains impacted some of our projects and have adversely affected project construction timing schedules and costs. Even though the global economic recession has led to a marginally downward trend in the demand for large engineering and construction projects, we cannot assure you that our engineering and construction resources will not be constrained in the long-term following an economic recovery.

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

(h)
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

Increase in electricity supply interruptions and increase in electricity costs in South Africa could adversely affect our business, operating results, cash flows, financial condition and future growth

        Sasol generates one-third of its total South African power supply needs internally and has begun commissioning additional power generation equipment to increase internal electricity generation up to 50% of our requirements. However, our South African operations remain dependent on power generated by the state-owned utility, Eskom. During 2008, South Africa experienced significant electricity supply interruptions, and although the situation has improved since then, it is possible that the electricity supply will again become constrained from the latter part of the 2010 calendar year up to 2013 calendar year, when significant new generation capacity is expected to become available. Although Eskom has announced a number of short- and long-term mitigation plans, we cannot assure you that we will not experience power supply interruptions which could have material adverse effects on our business, operating results, cash flows, financial condition and future growth.

        Furthermore, South Africa is experiencing higher than normal electricity price increases. In June 2009, the National Energy Regulator of South Africa (NERSA) granted Eskom an average annual tariff increase of 31,3%, which was recovered by March 2010. During February 2010, NERSA granted Eskom further price increases of 24,8%, 25,8% and 25,9% per year for the next three years in terms of the multi-year pricing dispensation, with effect from 1 April 2010. We have entered into a power purchase agreement with Eskom which mitigates these price increases to some extent. Any sharp increase in electricity costs may have material adverse effects on our business, operating results, cash flows, financial condition and future growth.

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

New South African mining legislation may have an adverse effect on our mineral rights

        Since the enactment of the Mineral and Petroleum Resources Development Act (MPRDA) in May 2004, all mineral and petroleum resources have been placed under the custodianship of the state. Our subsidiary, Sasol Mining (Pty) Limited, has been successful in converting its old order prospecting permits and mining authorisations (old order rights) to new order rights in terms of the MPRDA. The new order mining rights in respect of the Secunda area have been granted for a period of ten years, while those in respect of the Mooikraal operations have been granted for a period of thirty years. Our new order mining rights may be extended for further periods thereafter of thirty years each. Prospecting rights are granted for five years, with one further renewal of three years.

        In case of a breach of its obligations by an entity, the new order rights can be suspended or cancelled by the Minister of Mineral Resources if the entity, upon receiving a notice of breach from the Minister, fails to remedy such breach. The MPRDA, and the subsequent Minerals Petroleum Resources Amendment Act, and applicable provisions in the National Environmental Management Act impose additional responsibilities with respect to environmental management as well as the prevention of environmental pollution, degradation or damage from mining and/or prospecting activities.

        The Minister of Mineral Resources has, in terms of the MPRDA, developed a Code of Good Practice for the Minerals Industry (Code) and a Housing and Living Conditions Standard (Standard), both of which were published in the Government Gazette of 29 April 2009. The Code was developed to create principles aimed at facilitating the effective implementation of minerals and mining legislation and enhancing the implementation of the Mining Charter applicable to the mining industry. The Standard aims to include the provision of housing as an integral part of infrastructure during the development of a mine.

        Both the Code and the Standard provide that non-compliance equates to non-compliance with the MPRDA but it is unclear whether non-compliance with the Code and the Standard would result in the cancellation or suspension of a mining right, whether they will be used in evaluating applications for new rights or for the conversion of old rights, and whether they would be considered legislation under the MPRDA. Organised labour and the mining industry have engaged in discussions with the Department of Mineral Resources in an effort to possibly amend the Code and the Standard in order to address the concerns of the mining industry, to ensure the constitutionality thereof and to ensure alignment between the respective role players. This process is still ongoing.

        The Mining Charter came into effect on 1 May 2004 and the purpose thereof is to facilitate the transformation of the South African mining industry. A review of the Mining Charter commenced during the 2009 calendar year and will continue during the 2010 calendar year. It is intended to review only the targets contained in the Mining Charter. It is expected that the original role players who took part in the development of the Mining Charter, being the Department of Mineral Resources, organised labour and the Chamber of Mines, will play a significant role in the revision process.

        We cannot assure you that these changes will not affect our operations and mining rights in the future, and as a result have a material adverse effect on our business, operating results, cash flows and financial condition.

        Royalties from mining activities became payable to the state from 1 March 2010 under provisions contained in the Mineral and Petroleum Resources Royalty Act and the Petroleum Resources Royalty Administration Act (the Acts). The introduction of the revenue based royalty does not have a material adverse impact on our business, operating results, cash flows and financial condition. See "Item 4.B—Business overview—Regulation of mining activities in South Africa".

New legislation in South Africa on petroleum and energy activities may have an adverse impact on our business, operating results, cash flows and financial condition

        The Petroleum Products Amendment Act requires persons involved in the manufacturing, wholesale and retail sale of petroleum products to obtain relevant licences for such activities. Although Sasol Oil, Natref and Sasol Synfuels have applied for applicable licences for their respective existing manufacturing and retail activities, we cannot assure you that these licences will be granted and if they are granted, the conditions of the licences may not have a material adverse impact on our business, operating results, cash flows and financial condition. New retail site development by Sasol Oil could be delayed given the requirements under the new regulations for site and retail licences. Pending a decision in respect of these applications, the companies are deemed to be the holders of licences for those activities. See "Item 4.B—Business overview—Regulation of petroleum-related activities in South Africa".

        The Petroleum Pipelines Act requires the licensing of the construction, conversion and operation of petroleum pipelines and storage and loading facility activities, and grants limited discretion to NERSA to adopt different pricing methodologies in connection with the setting of tariffs for different market and geographic conditions. NERSA is currently in the process of determining a methodology for transportation tariffs in respect of petroleum pipelines. We have made representations to NERSA in this regard in an effort to ensure that we will not be unduly prejudiced by the new tariff methodology. If these tariffs are disadvantageous to us, the prices of our petroleum products may be affected and be less competitive than the prices of our competitors, and as a result, may have a material adverse effect on our business, operating results, cash flow and financial condition. In addition, our ability to recover crude oil pumping costs, incurred to supply our Natref refinery, fully from the market may also be impacted See "Item 4.B—Business overview—Sasol Oil" and "—Regulation of petroleum-related activities in South Africa".

        We have also applied to NERSA for applicable licences for our depots and related infrastructure and are awaiting the issue of these licences. We cannot assure you that the licences will be granted or that the licence conditions imposed by NERSA will not have a material adverse effect on our business, operating results, cash flow and financial condition.

        The Gas Act regulates matters relating to gas transmission, storage, distribution, liquefaction and re-gasification activities. On 1 May 2009, NERSA published guidelines for Monitoring and Approving Piped-Gas Transmission and Storage Tariffs in South Africa pursuant to the Gas Act. However, the determination of various elements required to calculate the tariffs, such as the specific application of the rate or return and discounted cash flow methodologies, the method used to value the asset base, suitable benchmarking measurements appropriate to a developing market, calculation of the weighted average cost of capital and a dispute resolution process, remain uncertain. In addition, uncertainty exists as to NERSA's position regarding distribution tariffs, maximum prices for trading activities and the timeframe within which NERSA plans to develop these additional elements of the regulatory framework. Due to the uncertainty regarding the regulatory framework that will ultimately apply to the Sasol Gas business, we cannot assure you that the implementation and enforcement of these regulations will not have a material adverse effect on our business, operating results, cash flow and financial condition.

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

        The Department of Energy has embarked on a process to change the methodology for determining the margins of the regulated retail price of fuel. The results are not yet known, but may impact the wholesale and retail prices of petrol, illuminating paraffin and diesel, thereby having a material adverse effect on our business, operating results, cash flows and financial condition.

Changes in safety, health and environmental regulations and legislation and public opinion may adversely affect our business, operating results, cash flows and financial condition

        Our products are required to comply with numerous pieces of legislation relating, amongst others, to the protection of the environment, climate change, the health and safety of employees, the public and the end consumer, while also meeting customer needs. As these laws and regulations may grow stricter, we may be required in some cases to incur additional expenditure in order to comply with such legislation. For example, meeting the registration requirements in the registration, evaluation and authorisation of chemicals (REACH) compliance procedure, implemented by the European Commission, may have significant cost implications. Similarly, public opinion is growing more sensitive to consumer health and safety, environmental and climate change protection matters, and, as a result, markets may apply pressure on us concerning certain of our products, manufacturing processes, transport and distribution arrangements.

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

        We are subject to a wide range of general and industry-specific environmental, health and safety and other legislation in jurisdictions in which we operate. Environmental requirements govern, among other things, land use, air emissions, use of renewable energy, energy efficiency, use of water, wastewater discharge, waste management, decommissioning and site remediation. Compliance with these laws, regulations, permits, licences and authorisations is a significant factor in our business, and we incur, and expect to continue to incur, significant capital and operating expenditures in order to continue to comply with applicable laws, regulations, permits, licences and authorisations.

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

        In order to continue to comply with these safety, health and environmental licences, laws and regulations, we may have to incur costs which we may finance from our available cash flows or from alternative sources of financing. We may be required to provide for financial security for environmental rehabilitation in the form of a trust fund, guarantee, deposit or other methods as may be required by legislation imposing obligations in respect of decommissioning and rehabilitation of environmental impacts. No assurance can be given that changes in safety, health and environmental laws and regulations or their application or the discovery of previously unknown contamination or other liabilities will not have a material adverse effect on our business, operating results, cash flows and financial condition.

        While it is our policy that asbestos-containing materials will be phased out on a risk-based order of priority, there are currently certain asbestos-containing materials at our older existing facilities. In addition, our manufacturing processes may utilise and result in the emission of substances with potential health risks. We also manufacture products which may pose health risks. Although we apply a duty of care principle and implement health and safety, product stewardship and other measures to eliminate or mitigate associated potential risks, we cannot assure you that no liabilities may arise as a result of the use or exposure to these materials or emissions.

        In recent years global understanding and awareness regarding climate change have increased significantly. Potential CTL technology providers are experiencing an increasing number of questions regarding their CTL technology and how the CO2 emitted will be addressed to combat climate change. We have initiated a focused and coordinated approach to understanding and providing solutions to reduce CO2 emissions from our CTL ventures. In December 2008, the group executive committee (GEC) approved a revised greenhouse gas (GHG) policy and also agreed to a new set of GHG targets. We have set targets for reducing GHG emissions intensity by 15% by 2020 on the 2005 baseline. In addition, new CTL plants commissioned before 2020 have a target emissions intensity reduction of 20%, increasing to 30% for new CTL plants commissioned by 2030 (with the 2005 designs as the baseline) as a precautionary measure. Sasol established the New Energy business in 2008, which is pursuing opportunities in renewable energy, low carbon electricity, energy efficiency and carbon capture and storage. Some of these potential solutions are not yet proven on a large scale and face regulatory, economic, technical, geological and geographical challenges. We cannot predict the effect of these solutions on our ability to implement our CTL projects, which could have a material adverse effect on our business, operating results, cash flows and financial condition.

        At the United Nations Framework Convention on Climate Change (UNFCCC) Conference of Parties' (COP) thirteenth meeting in Bali in December 2007, a roadmap was developed to reach agreement on, inter alia, a long term global goal for greenhouse gas emission reduction. Despite a perceived lack of a successful outcome at the UNFCCC COP in Copenhagen in December 2009, countries like South Africa, China and India have signed the non-binding Copenhagen Accord that sets out the voluntary country emission reduction targets. In the Copenhagen Accord, the South African government signed a voluntary non-binding agreement to take nationally appropriate mitigation action to enable a 34% deviation below "business as usual" emissions growth trajectory by 2020, and 42% by 2025. The target is conditional on provision of financial resources, the transfer of technology and capacity building support by developed countries, which will enable South Africa's GHG emissions to peak between 2020 and 2025, plateau for approximately a decade and decline in absolute terms thereafter. South Africa has indicated that its mitigation strategy can include regulatory mechanisms and economic instruments such as taxes and incentives. Various policy development processes are underway in South Africa. The Department of Environmental Affairs is expected to publish a climate change response policy in the 2011 calendar year. Also in South Africa, National Treasury has indicated its intent to issue a carbon tax discussion document in the second half of the 2010 calendar year, which will be followed by the policy development process thereafter. In addition, the Department of Energy is developing the Integrated Resource Plan which will set the future electricity policy for South Africa. Since the climate change response policy, carbon tax policy and energy policy of the country are related, we cannot predict the outcome of these policy development processes and we cannot assure you that no liabilities will arise that will have a material adverse effect on our business, operating results, cash flows and financial condition.

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

        In October 2008 and May 2009, Sasol was fined by the European Commission Directorate-General for Competition and the South African Competition Authorities, respectively. The South African Competition Authority is conducting investigations into the pipeline gas, coal mining, petroleum, polymers, fertilisers and wax industries. The group embarked on a competition law compliance review programme in July 2008, conducted by external legal counsel, of all its entities globally and has cooperated with competition authorities to deal pro-actively with non-compliance matters. The review programme has now been completed, but there are matters that remain subject to investigation. We continue to interact and cooperate with the South African Competition Commission in respect of leniency applications as well as in the areas that are subject to the South African Competition Commission investigations. Refer "Item 4.B Business overview—Legal proceedings and other contingencies". Although it is our policy to comply with all laws, and notwithstanding training and compliance programmes, we could, notwithstanding this programme, fall foul of competition or antitrust laws and be subject to the imposition of fines, criminal sanctions and/or civil claims. This could have a material adverse impact on our business, operating results, cash flows and financial condition.

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

        In the past, we have been successful in recruiting and retaining such personnel. However, globally the demand for personnel with the range of capabilities and experience required in our industry is high and success in attracting and retaining such employees is not guaranteed. We have recently observed a downward trend in natural attrition rates as a result of the current global economic downturn. Some areas of the global economy are showing signs of recovery and there is a risk that our scientific, engineering, artisans, operators and project execution skills base may be constrained over time because of, for example, natural attrition and a shortage of people being available in these disciplines in the jurisdictions in which we operate. The quality and availability of skills in certain labour markets is impacted by the challenges within the education and training systems in certain countries in which we operate, such as South Africa and Mozambique. The retention of staff is particularly challenging in South Africa, where in addition to global industry shortages of skilled employees, we and our competitors are also required to achieve employment equity targets. Localisation and other similar legislation in countries in which we operate are equally challenging to the attraction and retention of sufficiently skilled employees.

        The shortage of skilled employees will be further exacerbated as global economic recovery progresses and we compete with a global industry for skilled and experienced employees. Failure to attract and retain people with the right capabilities and experience could negatively affect our ability to introduce and maintain the appropriate technological improvements to our business, our ability to successfully construct and commission new plants or establish new business ventures. This may have a material adverse effect on our business, operating results, cash flows and financial condition.

Intellectual property risks may adversely affect our freedom to operate our processes and sell our products and may dilute our competitive advantage

        Our various products and processes, including most notably, our chemical, CTL and GTL products and processes have unique characteristics and chemical structures and, as a result, are subject to patent protection, the extent of which varies from country to country. Rapid changes in our technology commercialisation strategy may result in a misalignment between our intellectual property protection filing strategy and the countries in which we operate. The expiry of a patent may result in increased competition in the market for the previously patented products and processes, although the continuous supplementation of our patent portfolio mitigates such risk to an extent. In addition, aggressive patenting by our competitors, especially in developing countries, may result in an increased patent infringement risk and may constrain our ability to operate in our preferred markets.

        A significant percentage of our products can be regarded as commodity chemicals, some of which have unique characteristics and chemical structure. These products are normally utilised by our clients as feedstock to manufacture specialty chemicals or application-type products. We have noticed a worldwide trend of increased filing of patents relating to the composition of product formulations and the applications thereof. These patents may create pressure on those of our clients who market these product formulations which may adversely affect our sales to these clients. These patents may also increase our risk to exposure from limited indemnities provided to our clients of these products. Patent-related pressures may adversely affect our business, operating results, cash flows and financial condition.

        We believe that our proprietary technology, know-how and trade secrets, especially in the Fischer-Tropsch area, provide us with a competitive advantage. A possible loss of experienced personnel to competitors, and a possible transfer of know-how and trade secrets associated therewith, may negatively impact this advantage. Exploitation of our proprietary technology may result in the disclosure of confidential information and trade secrets to a wider group of people. In addition, the patenting by our competitors of technology built on our know-how obtained through ex-personnel may further result in loss.

        Similarly, operating and licensing technology in countries in which intellectual property laws are not well established and enforced may result in an inability to effectively enforce our intellectual property rights. The risk of some transfer of our know-how and trade secrets to our competitors is increased by the increase in the number of licences granted under our intellectual property, as well as the increase in the number of licensed plants which are brought into operation through entities which we do not control. As intellectual property warranties and indemnities are provided under each new licence granted, the cumulative risk increases accordingly.

        The above risks may adversely affect our business, operating results, cash flows and financial condition.

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

We may face potential costs in connection with industry-related accidents or deliberate acts of terror causing property damage, personal injuries or environmental contamination

        We operate coal mines, explore for and produce oil and gas and operate a number of plants and facilities for the manufacture, storage, processing and transportation of oil, chemicals and gas related raw materials, products and wastes. These facilities and their respective operations are subject to various risks, such as fires, explosions, leaks, ruptures, discharges of toxic hazardous substances, soil and water contamination, flooding and land subsidence, among others. As a result, we are subject to the risk of experiencing, and have in the past experienced, industry-related incidents.

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

        It is Sasol's policy to procure property damage and business interruption insurance cover for its production facilities above acceptable deductible levels at acceptable commercial premiums. However, full cover for all loss scenarios may in some years not be available at acceptable commercial rates and we cannot give any assurance that the insurance procured for any particular year would cover all potential risks sufficiently or that the insurers will have the financial ability to pay all claims that may arise.

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

        We have implemented a number of programmes, including on-the-job safety training, behaviour-based safety programmes and process safety management systems in order to improve safety performance, and we monitor our safety, health and environmental procedures. In some cases we also have indemnity agreements with the previous owners of acquired businesses which limit certain of our exposures to environmental contamination. However, there can be no assurance that accidents or acts of terror will not occur in the future, that insurance will adequately cover the entire scope or extent of our losses or that we may not be found liable in connection with claims arising from these and other events.

        In general, we cannot assure you that costs incurred as a result of the above or related factors will not have a material adverse effect on our business, operating results, cash flows and financial condition.

Our coal, synthetic oil and gas, natural oil and gas reserve estimates may be materially different from reserves that we may actually recover

        Our reported coal reserves are estimated quantities based on applicable reporting regulations that under present and anticipated conditions have the potential to be economically mined and processed.

        Our reported synthetic oil and natural oil and gas reserves are estimated quantities based on applicable reporting regulations that under present and anticipated conditions have the potential to be economically produced.

        The coal reserves and resources declared, meet the criteria of the applicable preparation codes (South African Mineral Resource Committee (SAMREC) and SEC Industry 7 Guideline (United States Securities and Exchange Commission, Industry Guides)). These factors reduce the risk that estimates will be materially different from the coal that is eventually produced.

        Our reported estimated reserves of proved developed and undeveloped natural oil and gas comply with applicable reporting regulations and are based on the Society of Petroleum Engineers Petroleum Resources Management System (SPE-PRMS). Although now allowed, we do not report probable and possible natural oil and gas estimates, and we apply a conservative approach to the definition of undeveloped reserves, including such only when full project sanction has been obtained. These factors reduce the risk that estimates will be materially greater than the oil and gas that is eventually produced.

        There are numerous uncertainties inherent in estimating quantities of reserves and in projecting potential future rates of coal, synthetic oil and gas and natural oil and gas production, including many factors which are beyond our control. In addition, reserve/reservoir engineering is a subjective process of estimating underground deposits of reserves that cannot be measured in an exact manner and the accuracy of any reserve estimate is a function of the quality of available data, engineering and geological interpretation and judgement. Estimates of different engineers may vary and results of our mining/drilling and production subsequent to the date of an estimate may justify revision of estimates.

        Reserve estimates will require revision based on actual production experience and other factors, including extensions and discoveries. In addition, several factors including the market price of coal, oil and natural gas, reduced recovery rates or increased production costs and other factors may render certain of our estimated proved and probable coal reserves and proved developed oil and natural gas reserves and undeveloped oil and natural gas resources uneconomical to exploit and may ultimately result in a revision to estimated reserves. Significantly revised estimates may have a material adverse effect on our business, operating results, cash flows and financial condition. See "Item 4.D—Property, plants and equipment".

There is a possible risk that sanctions may be imposed on Sasol by the US government, the European Union and the United Nations as a result of our existing chemicals investments in Iran should current legislation be changed

        There are possible risks posed by the potential imposition of US economic sanctions in connection with activities we are undertaking in the polymers field, as well as pre-feasibility studies relating to a potential ammonia/urea project at Assaluyeh, in Iran. For a description of our activities in Iran see "Item 4.B—Business overview—Sasol Polymers".

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

        We are taking measures to mitigate the risk that our US employees, investors and certain subsidiaries of the group to which the ITRs apply will not violate the ITRs as a result of their respective affiliations with the group. For instance, to that end, we are taking measures to:

  •
  ensure that no US persons are involved in our Iranian activities, either as directors and officers, or in other positions, including engineering, financial, administrative and legal;

  •
  ensure that funds dedicated to or generated from projects in Iran will be kept segregated from general group funds;

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

        We cannot predict future interpretations of the provisions of the ISA or the implementation policy of the US government with respect to the ISA. Although we believe that our polymers project is not in the petroleum industry and we are only involved in a pre-feasibility study in connection with a possible ammonia /urea project, in Iran, we cannot assure you that our activities in Iran would not be considered investments as statutorily defined by the ISA or that the imposition of sanctions on the company or other entities of the group would not have a material adverse impact on our business, operating results, cash flows and financial condition.

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

        Additionally, recent developments in US, European Union and United Nations sanctions have increased the risks of doing business related to Iran. The US president signed into law on 1 July 2010 the Comprehensive Iran Sanctions, Accountability and Divestment Act of 2010, the European Union expanded sanctions on 26 July 2010 and the United Nation's Security Council's Resolution 1929 was adopted on 9 June 2010. We continue to evaluate the risks and implications of these sanctions on our investments in Iran, however, we cannot assure you that as a result of these sanctions our activities in

Iran would not be adversely impacted and that there would not be a material adverse impact on our business, operating results, cash flows and financial condition.

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

        Construction work on our synthetic fuels plant at Sasolburg (Sasol One), in the Free State province, about 80 kilometres (km) south of Johannesburg, commenced in 1952, and in 1955, the original Sasol One production units were commissioned. We supplied our first petrol and diesel to motorists in Sasolburg in November 1955. The operation of this plant was based on a combination of the German fixed-bed and the US fluidised-bed Fischer-Tropsch technologies, together with German Lurgi coal gasification technologies for the synthetic production of petrol, diesel, other liquid fuels and chemical feedstock from coal.

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

        In 1995, we founded Sasol Petroleum International (Pty) Limited (SPI) to undertake oil and gas exploration and production in selected high potential areas in West and Southern Africa. SPI is currently active in South Africa, Gabon, Nigeria, São Tomé e Príncipe, Australia, Papua New Guinea and, most notably, in Mozambique. In 2000 and 2001, we signed agreements with the government of Mozambique for the development of natural gas fields and the construction of a gas pipeline transporting gas to the South African market. The construction of this pipeline was completed in 2004. We introduced natural gas to the South African pipeline gas market as of 2004 and use natural gas as part of our feedstock for our chemicals and synfuels operations in both Secunda and Sasolburg.

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

        Over the past years, we have been exploring opportunities through Sasol Synfuels International (Pty) Limited (SSI) to exploit the Sasol Slurry Phase Distillate (Sasol SPD™) process technology for the production of high-quality, environment-friendly diesel and other higher-value hydrocarbons from natural gas and coal. In October 2000, we signed agreements with Chevron for the creation of Sasol

Chevron, a 50:50 global joint venture founded on gas-to-liquids (GTL) technology. Sasol Chevron was formed in order to take advantage of the synergies of Sasol's and Chevron's GTL strengths. Sasol has advanced Fischer-Tropsch technology and Chevron has extensive global experience with respect to natural gas utilisation, product marketing and hydrotreating technology. Sasol and Chevron have reviewed and optimised their business model for co-operation with respect to their GTL ambitions and have agreed, in future, to work together directly and on a case-by-case basis and not through the Sasol Chevron joint venture that will only be used to support the GTL project in Nigeria.

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

        Sasol acquired Condea in March 2001 from German-based RWE-DEA AG for €1,3 billion (R8,3 billion). Most of this business was subsequently hosted in Sasol Olefins & Surfactants (Sasol O&S) with production facilities mainly in the United States, Europe and South Africa. In 2003, it was determined that we would continue to grow our chemical businesses conditional upon projects leveraging our technology or securing integrated or highly cost-competitive feedstock positions. We announced in August 2005 that we were considering the divestment of the Sasol O&S business, excluding our co-monomers activities in South Africa, subject to fair value being attained. In March 2007, we terminated the divestiture process and decided to retain and restructure the business. The reason for the termination of the sale was that fair value could not be obtained. A restructuring programme was implemented in 2007. The shut down for an indefinite period of the Baltimore, USA and Porto Torres, Italy linear alkyl benzene (LAB) facilities as well as normal paraffin production in Augusta, Italy constituted the first phase of this programme. In June 2009, agreement was reached for the sale of the Crotone, Italy inorganic facilities and the sale was concluded in September 2009.

        In July 2001, we signed a joint venture agreement with Qatar Petroleum to establish Oryx GTL (Qatar Petroleum 51% and Sasol 49%). The joint venture has constructed a GTL plant located at Ras Laffan Industrial City to produce high quality synfuels from Qatar's natural gas resources. The plant started producing on specification product during the first quarter of the 2007 calendar year and the first product was sold in April 2007.

        In February 2003, we signed a joint venture agreement with the Pars Petrochemical Company, a subsidiary of the National Petrochemical Company of Iran. The joint venture (Arya Sasol Polymer Company), on behalf of both joint venture parties, constructed a polymer plant designed to produce one million tons of ethylene to be converted into polyethylene or exported as ethylene. The complex comprises one ethane cracker for producing polymer-grade ethylene and two polyethylene plants. The ethane cracker was commissioned in November 2007. The low-density polyethylene plant and high-density polyethylene plant reached beneficial operation in 2009.

        In 2004, we initiated Project Turbo, our fuel enhancement project, intended to liberate further chemical feedstock and enable concomitant investments by Sasol Polymers to expand its South African polymer production capacity by more than 80%. The selective catalytic cracker (SCC) at Sasol Synfuels was first operated during 2006. The SCC was subsequently taken out of operation for modifications following initial performance problems. Investigations and modifications were performed and the cold section of the plant was started up again in July 2007 and the hot section in January 2008, and produced ethylene, propylene and petrol to specification. The new associated polymer plants (polyethylene and polypropylene) have also been commissioned.

        Effective 1 January 2004, Sasol Oil entered the South African retail fuel market with the establishment of its first Sasol-branded retail convenience centre (service station). Sasol Oil also completed the acquisition and integration of Exel Petroleum in a major step towards forming Sasol Oil. We now have 418, compared to 411 in 2009, Sasol-and Exel-branded retail convenience centres.

        We announced on 16 March 2006, the first phase implementation of Sasol Mining's black economic empowerment (BEE) strategy through the formation of Igoda Coal (Pty) Limited (Igoda Coal), an empowerment venture with Exxaro Coal Mpumalanga (formerly Eyesizwe Coal (Pty) Limited) (Exxaro), a black-owned mining company. During August 2009, we received a notice of intention to withdraw from the Igoda transaction from our partner, Exxaro. Sasol Mining is actively pursuing alternatives to ensure that its BEE strategy remains intact.

        In June 2006, we announced the signing of a co-operation agreement with the Shenhua Group Corporation Limited and the Shenhua Ningxia Coal Industry Group Company Limited of the People's Republic of China to proceed with the second stage of feasibility studies to determine the viability of an 80 000 barrels per day (bpd) coal-to-liquids (CTL) plant in the Shaanxi Province, and for another 80 000 bpd CTL plant in the Ningxia Hui Autonomous region. In November 2007, Sasol approved an amount of US$140 million for its share of the final stage of the feasibility study for the two China CTL opportunities. In August 2008, Sasol and the Shenhua Ningxia Group agreed to proceed with only one 80 000 bpd plant in the Ningxia Hui Autonomous Region of China, about 1 000 km west of Beijing. The proposed site in the Ningdong Chemical and Energy base has excellent infrastructure and this decision will enable the project schedule to be speeded up and result in lower feasibility and project cost. There are abundant coal reserves in the proximity of the large well laid out site, providing the platform for future expansion. A feasibility study for the project was completed in the first half of the 2010 calendar year. Sasol and Shenhua Ningxia Coal Group jointly submitted a Project Application Report to the Chinese Government in December 2009, to seek approval for the CTL plant. The result thereof is expected in the second half of the 2010 calendar year. The Shaanxi feasibility study will not proceed at this stage.

        On 30 June 2006, we announced that our R1,45 billion broad-based BEE transaction, through an investment by Tshwarisano LFB Investment (Pty) Limited (Tshwarisano), had been successfully concluded. In terms of the agreement, Tshwarisano acquired a 25% shareholding in Sasol Oil effective 1 July 2006.

        On 11 October 2007, Sasol Mining announced the implementation of the second phase of its BEE strategy. In a transaction valued at approximately R1,9 billion, a black-women controlled coal mining company, Ixia Coal (Pty) Limited (Ixia), will acquire 20% of Sasol Mining's shareholding through the issue of new shares. The transaction will increase Sasol Mining's BEE ownership component to an estimated 20% (calculated on attributable units of production). The transaction will be financed through equity (R47 million) and a combination of third party funding and appropriate Sasol facilitation. Ixia has procured its share of the financing for the transaction. The implementation of this transaction was conditional upon, inter alia, the conversion of the existing prospecting permits and mining authorisations (old order mining rights) to new order rights. The conversion of rights has been approved by the Department of Mineral Resources (DMR). The converted mining rights were signed and notarially executed on 29 March 2010. The converted mining rights for the Secunda Complex have been granted for a period of ten years. Sasol Mining has the exclusive right to apply and be granted renewal of the converted mining rights for additional periods not exceeding 30 years at a time. The Mooikraal Complex converted mining right has been granted for the maximum allowable period of 30 years. The Competition Tribunal of South Africa approved the transaction on 1 September 2010. We anticipate that this transaction will be completed by the end of September 2010. The transaction was not yet effective at 30 June 2010.

        On 16 May 2008, our shareholders approved our broad-based BEE transaction valued at approximately R24 billion (at R380 per share) at that time, which resulted in the transfer of beneficial ownership of approximately 10% of Sasol Limited's issued share capital to our employees and a wide spread of black South African BEE participants. This transaction will provide long-term sustainable benefits to all participants and has a tenure of ten years. The following BEE participants acquired indirect or direct ownership in Sasol's issued share capital as follows:

  •
  Sasol employees and black managers through the Sasol Inzalo Employee Trust and Sasol Inzalo Management Trust (Employee Trusts)—4,0%;

  •
  The Sasol Inzalo Foundation—1,5%;

  •
  Selected participants—1,5%; and

  •
  The black public through:

  •
  The funded invitation—2,6%; and

  •
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

        The effective date of the transaction for the Employee Trusts and the Sasol Inzalo Foundation was 3 June 2008. The effective date of the transaction for the selected participants was 27 June 2008 and the effective date for the black public invitations was 8 September 2008. Refer to "Item 5A—Operating results—Broad-based Black Economic Empowerment transactions".

        In January 2010, the Sasol and Tata 50:50 joint venture initiated a pre-feasibility study for a CTL facility in India, following the award by the Government of India in February 2009 of a coal block in the eastern state of Orissa. This study is expected to be completed by the end of the 2010 calendar year and will be followed by a full feasibility study should the joint venture parties agree to proceed further with the project.

        In April 2009, we signed a heads of agreement with Uzbekneftegaz, the national oil and gas company of Uzbekistan, and Petronas of Malaysia, for the possible construction of a 1,3 million tonnes per annum GTL plant in Uzbekistan. On 15 July 2009, we signed a joint venture agreement with our partners and launched a feasibility study for the development and implementation of this GTL project.

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

        At our general meeting of 23 November 2006, shareholders approved that we be granted the authority to acquire up to 10% of Sasol Limited ordinary shares by way of a general repurchase. This authority was renewed by shareholders at our general meeting held on 30 November 2007.

        Through our subsidiary, Sasol Investment Company (Pty) Limited, we had purchased 40 309 886 ordinary shares representing 6,39% of the issued share capital of the company, excluding the Sasol Inzalo share transaction, for R12,1 billion at a cumulative average price of R299,77 per share since the inception of the programme in 2007. 31 500 000 ordinary shares of the repurchased shares were cancelled on 4 December 2009 for a total value of R7,9 billion. 8 809 886 ordinary shares are still held by Sasol Investment Company (Pty) Limited. At the annual general meetings held on 28 November 2008 and 27 November 2009, respectively, the shareholders renewed the authority to repurchase up to 4% of the issued ordinary shares of the company. This authority is valid until the company's next annual general meeting. To date, no further purchases have been made under this authority.

        As of 30 June 2010, we were the seventh largest JSE listed company by market capitalisation (R183 350 million), with total consolidated turnover of R122 256 million in 2010. We employ approximately 33 300 people worldwide in our operations.

Capital expenditure

        In 2010, we invested approximately R16 billion, compared with R16 billion and R11 billion in 2009 and 2008, respectively, in capital expenditure (on a cash flow basis excluding capitalised borrowing costs and including projects entered into by our joint ventures) to enhance our existing facilities and to expand operations. Capital expenditure incurred on key projects to expand our operations includes:

Projects(1)	Business categories	30 June 2010	30 June 2009	30 June 2008
		(Rand in millions)
Pipeline expansion—1st compressor	Sasol Gas	186	532	—
Power generation with open cycle gas turbines	Sasol Synfuels	842	1 077	186
16th Oxygen train	Sasol Synfuels	970	507	304
10th SAS reactor	Sasol Synfuels	463	316	69
Gas heated exchange reformers	Sasol Synfuels	354	189	23
Oryx GTL and Escravos GTL(2)	Sasol Synfuels International	—	—	865
3rd Catalyst plant in Sasolburg, South Africa	Sasol Synfuels International	465	221	10
2nd Catalyst plant, The Netherlands	Sasol Synfuels International	—	—	366
Mozambique expansion	Sasol Petroleum International	484	1 203	454
Petroleum West Africa development	Sasol Petroleum International	83	429	235
Project Turbo	Sasol Polymers	—	86	362
Arya Sasol Polymer Company (Iran)	Sasol Polymers	—	166	457
2nd and 3rd Octene trains	Sasol Solvents	—	298	323
Fischer-Tropsch Wax expansion project	Other chemical businesses	564	227	—
Other projects	Various	2 189	2 732	1 598

		6 600	7 983	5 252

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

        Key projects to meet legal and environmental obligations as well as to sustain existing operations during 2010 include:

Projects(1)	Business categories	30 June 2010	30 June 2009	30 June 2008
		(Rand in millions)
Mining renewal	Sasol Mining	—	—	118
Thubelisha shaft to maintain Twistdraai Colliery operation	Sasol Mining	752	91	14
Refurbishments of continuous miners	Sasol Mining	60	36	15
Impumelelo shaft to maintain Brandspruit Colliery operation	Sasol Mining	88	21	—
Major shutdown and statutory maintenance	Sasol Synfuels	1 484	—	—
Replacement of air heater systems at boiler 9	Sasol Synfuels	301	104	29
Improvement of Synthol total feed compressors	Sasol Synfuels	266	—	—
Selective catalytic cracker baseline optimisation project	Sasol Synfuels	231	206	76
Ashlock project	Sasol Synfuels	181	191	70
17th Reformer project	Sasol Synfuels	174	—	—
Turbo phase 1 project	Sasol Synfuels	148	33	64
Replace long term catalyst	Sasol Synfuels	111	112	63
Replacement of turbine rotors for generator 4	Sasol Synfuels	—	51	6
Switch replacement programmes	Sasol Synfuels	94	64	45
Sulphuric acid plant project	Sasol Synfuels	89	134	281
Volatile organic compounds abatement programme	Sasol Synfuels	64	41	—
Refurbishment of firewater lines	Sasol Synfuels	84	47	43
Oxygen emergency shut down system replacement	Sasol Synfuels	71	115	91
Replacement of steam turbines at steam plant	Sasol Synfuels	60	—	—
Refurbishment of the utility cooling water towers	Sasol Synfuels	55	2	—
Replacement of combined waste heat boilers and feed preheater	Sasol Synfuels	54	39	12
Synthol tailgas compressor and turbine upgrade	Sasol Synfuels	51	111	—
Replacement of tube bundles in interstage cooler systems	Sasol Synfuels	37	90	8
Replacement of conveyor belts for coal processing and ash plants	Sasol Synfuels	—	62	5
Change plant to reduce benzene fuel	Sasol Synfuels	25	84	116
Secunda Natref pipeline project	Sasol Oil	155	50	—
Diesel unifier project	Sasol Oil	154	79	—
Depot expansion project	Sasol Oil	148	117	11
Supply Chain project	Sasol Oil	69	28	—
Hydrocrackers project	Sasol Oil	14	184	—
Replace long term catalyst	Sasol Oil	9	50	2

Projects(1)	Business categories	30 June 2010	30 June 2009	30 June 2008
		(Rand in millions)
Oryx statutory maintenance	Sasol Synfuels International	264	288	213
Replacement of trunk and gathering lines at Sasol Petroleum Temane	Sasol Petroleum International	—	84	179
Upgrade of central processing facility at Sasol Petroleum Temane	Sasol Petroleum International	77	48	11
Replacement of Infrachem laboratory	Other chemical businesses	101	60	—
Replacement of cranes	Other businesses	27	61	—
Replacement of information management systems and software	Other businesses	127	174	—
Replacement of existing radio systems	Other businesses	—	121	—
Other projects to sustain existing operations(2)	Various	3 572	4 141	3 538
Expenditure related to environmental obligations	Various	126	239	396
Expenditure incurred relating to safety regulations	Various	185	331	197

		9 508	7 689	5 603

(1)
The amounts include business development costs and our group's share of capital expenditure of joint ventures. The amounts exclude borrowing costs capitalised. These amounts were approved by our board of directors. We hedge all our major South African capital expenditure in foreign currency immediately upon commitment of the expenditure or upon approval of the project.

(2)
Includes property, plant and equipment, assets under construction and intangible assets.

        In addition, we invested approximately R50 million in intangible assets (including investments made by joint ventures), mainly in respect of software, patents and trademarks during the year. For a discussion of the method of financing capital expenditure, refer to "Item 5.B—Liquidity and capital resources—liquidity".

Capital commitments

        As at 30 June 2010, we had authorised approximately R67 billion of group capital expenditure in respect of projects in progress, of which we had spent R21 billion by 30 June 2010. Of the unspent capital commitments of R46 billion, R10 billion has been contracted for. Of this amount, we expect to spend R17 billion in 2011, R12 billion in 2012 and the remainder in 2013 and thereafter. For more information regarding our capital commitments refer to "Item 5.B—Liquidity and capital resources—liquidity" and "Item 5.F—Capital and contractual commitments".

        We expect to spend approximately R42 billion of our capital commitments on projects in South Africa, R2 billion in other African countries, R1 billion in Europe and the remainder on projects in other regions. The following table reflects key projects approved by the Sasol Limited Board and contracted which were not yet completed at 30 June 2010:

Project	Business categories	Total cost approved and contracted	Estimated beneficial operation
		(Rand in millions)	(Calendar year)
Thubelisha Mine	Sasol Mining	2 444	2012
Open cycle turbine—power generation	Sasol Synfuels	2 058	2011
Fixed bed dry bottom gasifiers	Sasol Synfuels	870	2013
17th Reformer	Sasol Synfuels	1 035	2012
16th Oxygen train	Sasol Synfuels	1 378	2010
Sulphuric acid plant project	Sasol Synfuels	873	2010
3rd Catalyst plant in Sasolburg, South Africa	Sasol Synfuels International	924	2011
Wax expansion project	Sasol Wax	2 115	2012
Ethylene Purification Unit 5	Sasol Polymers	1 913	2013

        The amounts include business development costs and our group's share of capital expenditure of joint ventures.

        In 2010, an amount of R1 266 million (2009: R2 468 million) has been committed by the group for further development of the Escravos GTL project.

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

        In South Africa, we refine imported crude oil and retail liquid fuels through a network of 418 Sasol retail convenience centres and Exel service stations. We also supply fuels to oil companies operating in South Africa and other distributors in South Africa and sub-Saharan Africa. Through Sasol Synfuels International (SSI), we are pursuing international opportunities to commercialise our CTL and GTL technologies. We brought our first international GTL plant, Oryx GTL, into operation in 2007 and we are developing, through our interest in an associate, a GTL plant in Nigeria. We are promoting our GTL technology in Uzbekistan and our CTL technology in China and India.

        We employ approximately 33 300 people worldwide and remain one of South Africa's largest investors in capital projects, skills development and technological research and development.

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

        We divide our operations into the following segments:

South African Energy Cluster

  •
  Sasol Mining.  We mine approximately 41 million tons (Mt) of saleable coal per year, mostly for gasification feedstock and utilities coal for our complexes in Secunda and Sasolburg and export approximately 3 Mt of coal annually. Sasol Mining accounted for 1% of our total external segmental turnover in 2010.

  •
  Sasol Gas.  We distribute and market Mozambican-produced natural gas and Secunda-produced methane-rich gas to customers in the Gauteng, Mpumalanga, Free State, North-West and KwaZulu-Natal provinces of South Africa. We also have a 49% interest in Spring Lights Gas (Pty) Limited, an empowerment gas marketing company in Durban, and a 50% interest in Republic of Mozambique Pipeline Investments Company (Pty) Limited (Rompco), a company which owns, operates and maintains the 865 km cross-border pipeline that conveys natural gas from the Temane central processing facility in Mozambique to the gas network in South Africa. Sasol Gas accounted for 2% of our total external segmental turnover in 2010.

  •
  Sasol Synfuels.  We operate the world's only commercial coal-based synfuels manufacturing facility at Secunda. We produce synthesis gas through coal gasification and natural gas reforming, using our proprietary technology to convert synthesis gas into synthetic fuel components, chemical feedstock and pipeline gas. Sasol Synfuels accounted for 1% of our total external segmental turnover in 2010.

  •
  Sasol Oil.  We market fuels blended at Secunda and refined through our 63,64% interest in the Sasolburg Natref refinery (South Africa's only inland crude oil refinery). Products include petrol, diesel, jet fuel, illuminating paraffin, fuel oils, bitumen, lubricants gasses and sulphur. We have 234 Sasol branded retail convenience centres (including 37 recent conversions from the Exel brand) and 184 Exel service stations in South Africa and export fuels to several South African Development Community (SADC) countries. Sasol Oil accounted for 39% of our total external segmental turnover in 2010.

  •
  Other.  This segment currently includes costs related to the pre-feasibility study for the potential expansion of our synthetic fuels capacity in South Africa known as Project Mafutha.

International Energy Cluster

  •
  Sasol Synfuels International.  We pursue international commercial opportunities based on our CTL and GTL Fischer-Tropsch technology and operational experience. We are developing and implementing international ventures based on the Sasol SPD™ process. In partnership with Qatar Petroleum, we brought our first international GTL plant, Oryx, into operation in Qatar in 2007. We also pursue opportunities based on other hydrocarbons that could be beneficiated through our Fischer-Tropsch technology. SSI accounted for 2% of our total external segmental turnover in 2010.

  •
  Sasol Petroleum International.  We develop and manage our upstream interests in oil and gas exploration and production in Mozambique, South Africa, Gabon, Nigeria, Australia, Papua New Guinea and the Joint Development Zone between Nigeria and São Tomé e Príncipe. We produce gas and condensate from Mozambique's onshore Pande and Temane fields and oil from Gabon's offshore Etame oilfield cluster. Furthermore, SPI is also mandated to pursue gas exploration opportunities in other geographic locations to enable it to supply feedstock to potential future Sasol GTL plants. SPI accounted for 1% of our total external segmental turnover in 2010.

Chemical Cluster

  •
  Sasol Polymers.  We operate plants at Sasolburg and Secunda in South Africa and supply ethylene, propylene, polyethylene, polypropylene, polyvinyl chloride, chlor-alkali chemicals and mining reagents to domestic and international customers. We also have joint venture monomer and polymer interests in Malaysia and Iran, and marketing facilities in China. Sasol Polymers accounted for 12% of our total external segmental turnover in 2010.

  •
  Sasol Solvents.  We operate plants in South Africa and Germany and supply a diverse range of solvents (ketones and alcohols), co-monomers (hexene and octene), acrylates and associated products. We also have a maleic anhydride joint venture in Germany with Huntsman Corporation. Sasol Solvents accounted for 12% of our total external segmental turnover in 2010.

  •
  Sasol Olefins & Surfactants.  We operate plants in Germany, Italy, the Slovak Republic, the USA, China and United Arab Emirates and supply surfactants, linear alkylbenzene, surfactant intermediates, n-paraffins, n-olefins, C6-C22 alcohols, ethylene aluminas, oleochemicals and other organic intermediates to customers worldwide. Sasol Olefins & Surfactants accounted for 20% of our total external segmental turnover in 2010.

  •
  Other chemical businesses.  We are involved in a number of other activities in the chemicals industry, both in South Africa and abroad, which, among others, include production and marketing of other chemical products, like waxes, fertilisers and mining explosive products. These activities accounted for 10% of our total external segmental turnover in 2010.

  Other businesses

  •
  Other.  We are involved in a number of other activities in the energy and chemicals industries, both in South Africa and abroad, which, among others, are technology research and development, and our financing activities as well as alternative energy activities.

        The following tables present our total external turnover after the elimination of inter-segment turnover by business operation and geographic market in accordance with IFRS:

	South Africa Energy Cluster				International Energy Cluster			Chemical Cluster
2010	Sasol Mining	Sasol Gas	Sasol Synfuels	Sasol Oil	Other	Sasol Synfuels International	Sasol Petroleum International	Sasol Polymers	Sasol Solvents	Sasol Olefins and Surfactants	Other chemicals	Other businesses	Total
	(Rand in millions)
South Africa	55	2 962	541	44 137	—	—	—	7 409	1 136	166	5 350	132	61 888
Rest of Africa	92	12	10	3 016	—	71	48	1 422	155	153	625	11	5 615
Europe	309	12	288	769	—	1 719	868	415	6 307	12 923	3 486	6	27 102
Middle East and India	758	—	10	—	—	492	—	2 265	1 321	295	297	13	5 451
Far East	70	—	8	—	—	—	—	1 613	1 115	1 775	105	—	4 686
North America	—	—	3	6	—	—	—	—	2 941	8 923	1 173	2	13 048
South America	20	—	2	—	—	—	—	148	537	432	304	—	1 443
Southeast Asia and Australasia	392	—	17	4	—	—	—	964	913	107	611	15	3 023

Turnover	1 696	2 986	879	47 932	—	2 282	916	14 236	14 425	24 774	11 951	179	122 256

	South Africa Energy Cluster				International Energy Cluster			Chemical Cluster
2009	Sasol Mining	Sasol Gas	Sasol Synfuels	Sasol Oil	Other	Sasol Synfuels International	Sasol Petroleum International	Sasol Polymers	Sasol Solvents	Sasol Olefins and Surfactants	Other chemicals	Other businesses	Total
	(Rand in millions)
South Africa	159	2 816	1 066	47 362	—	—	—	8 168	1 443	99	7 348	100	68 561
Rest of Africa	266	13	2	3 493	—	78	190	1 832	157	181	898	11	7 121
Europe	1 783	—	222	105	—	1 858	425	280	7 399	15 378	3 744	36	31 230
Middle East and India	398	—	10	—	—	972	—	2 144	1 547	309	414	24	5 818
Far East	145	—	3	—	—	—	—	1 242	1 441	1 894	64	—	4 789
North America	—	—	38	7	—	—	—	—	2 864	10 380	1 403	—	14 692
South America	134	—	3	—	—	—	541	252	512	479	290	—	2 211
Southeast Asia and Australasia	—	—	23	119	—	119	—	1 408	954	147	644	—	3 414

Turnover	2 885	2 829	1 367	51 086	—	3 027	1 156	15 326	16 317	28 867	14 805	171	137 836

	South Africa Energy Cluster				International Energy Cluster			Chemical Cluster
2008	Sasol Mining	Sasol Gas	Sasol Synfuels	Sasol Oil	Other	Sasol Synfuels International	Sasol Petroleum International	Sasol Polymers	Sasol Solvents	Sasol Olefins and Surfactants	Other chemicals	Other businesses	Total
	(Rand in millions)
South Africa	161	2 563	788	48 260	—	—	—	7 872	1 343	184	6 287	174	67 632
Rest of Africa	201	—	12	4 240	—	85	227	1 290	170	102	771	—	7 098
Europe	1 839	—	118	—	—	1 155	—	267	7 102	15 055	3 624	44	29 204
Middle East and India	64	—	20	—	—	370	—	202	1 385	324	363	5	2 733
Far East	205	—	10	—	—	—	—	742	1 456	1 520	109	—	4 042
North America	—	—	17	—	—	—	—	—	2 651	10 111	1 313	2	14 094
South America	—	—	5	—	—	—	1 001	73	487	750	276	—	2 592
Southeast Asia and Australasia	—	—	12	—	—	178	—	716	991	9	572	—	2 548

Turnover	2 470	2 563	982	52 500	—	1 788	1 288	11 162	15 585	28 125	13 315	225	129 943

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

        Commercialising and expanding our Fischer-Tropsch GTL and CTL technology —We have made further progress in the drive to commercialise our GTL technology based on the Sasol SPD™ process in natural gas-rich regions. The Sasol SPD™ process allows us to monetise underutilised gas resources by converting them into ultra-low sulphur, superior quality diesel and naphtha in line with global trends towards cleaner fuel and reduced emissions to the environment.

  •
  Oryx GTL, the 49:51 joint venture with Qatar Petroleum was commissioned in 2007 and is in stable operation and has met and sustained its design basis. The plant is the world's first commercial scale Slurry Phase Fischer-Tropsch GTL plant outside South Africa, developed and built specifically to produce GTL diesel and to a lesser extent, GTL naphtha and liquefied petroleum gas (LPG). The GTL diesel can be used either as a neat fuel or as a blend stock.

  •
  The development of the EGTL plant in Nigeria is advancing, but the project is experiencing significantly higher than expected capital cost increases. Capital costs are currently estimated to be US$6 billion with a completion date of 2012. In order to mitigate this risk, Sasol has reduced its economic interest in the EGTL project to 10%, while still providing full technical and manpower support to the project.

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

        Sasol Mining has concluded a pre-feasibility study for establishing a mine to supply a CTL plant in the Limpopo province, South Africa, with coal being supplied from the prospecting rights area held by Sasol Mining. The project is awaiting progress on a decision by Sasol Mafutha CTL to proceed to feasibility stage. A bulk sample, of approximately 170 000 tons, has been mined in the Limpopo West prospecting right area in order to confirm the gasifiability of the coal. This sample is currently being beneficiated into 80 000 tons of the various gasifier products for testing in Sasol's Secunda Synfuels plant during the August to December 2010 period. A mining right application for the Limpopo West prospecting right area is being prepared for submission to the DMR during the 2011 calendar year. The environmental studies to establish a mine for the Mafutha CTL plant has commenced, with the base line studies complete, while the public participation process is planned to commence early in the 2011 calendar year. We will continue to explore new opportunities to commercialise our competitive Fischer-Tropsch synthesis technology for the beneficiation of coal and other hydrocarbon resources, including environmentally friendly biomass.

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

        Outside South Africa, our polymer business continues to gain momentum. In Iran, Sasol has invested €535 million (our 50% share of the total capital project) in an ethane cracker/polyethylene polymer complex which is designed to produce one million tons per annum (tpa) of ethylene and 600 000 tpa polyethylene (high-density polyethylene (HDPE) and low-density polyethylene (LDPE) for sale in Iran and internationally). This project is a 50:50 joint venture (called Arya Sasol Polymer Company) between Sasol and the Pars Petrochemical Company of Iran. The complex comprises one ethane cracker for producing polymer-grade ethylene and two polyethylene plants. Production at all three units is still ramping up to design capacity.

        Sasol Solvents continues to benefit from its status as a diversified producer and marketer of industrial solvents. The breadth of our solvents product portfolio and international market presence covering all major regions are competitive strengths of this business unit. The Octene 3 plant in South Africa, which produces high quality 1-octene as a co-monomer for the polyolefins market, achieved beneficial operation in June 2008. This plant has the capacity to produce 100 000 tpa of 1-Octene. Recently, Sasol Solvents has installed capacity to produce and market 356 000 tons of 1-Octene and 1-Hexene per annum.

        Sasol Olefins & Surfactants (Sasol O&S), made good progress on their turnaround strategy during 2010. Continued monitoring of asset profitability and fixed costs remains a cornerstone of this strategy which is proven through stronger results. Volumes and margins have strengthened through the course of the year, with the second half of the year reaching pre-recession levels. Although a number of assets in the business remain under review, the success of the new strategy and the improved robustness of the business validated the decision by Sasol Limited to retain Sasol O&S.

        Exploit upstream hydrocarbon opportunities—SPI produces natural gas and condensate from its onshore Temane and Pande gas fields in Mozambique and oil from its Gabon offshore Etame oil field cluster. We are continuing our efforts to grow the upstream asset base in order to supply feedstock gas for existing and possible new downstream businesses. For that purpose, SPI has embarked on a growth plan to a) maximise production from existing assets; b) expand our exploration portfolio; c) consider asset acquisitions; and d) investigate non-conventional gas opportunities.

        Sasol Gas continues to focus on growing the South African gas market following the successful introduction of natural gas from Mozambique in 2004.

South African Energy Cluster

Sasol Mining

Nature of the operations and principal activities

        In South Africa, we have three coal mining operations:

  •
  Secunda Mining Complex, consisting of four underground mines (Bosjesspruit, Brandspruit, Middelbult and Syferfontein) at Secunda from which 39,3 Mt of coal was supplied to Sasol Synfuels, our primary customer.

  •
  Export Complex (situated in the Secunda Mining Complex), supplied by the Twistdraai mine at Secunda, producing coal for the international market (export coal sales of 3,0 Mt) and local market (coal sales of 0,1 Mt) as well as a secondary product (middlings), of 1,4 Mt, supplied to Sasol Synfuels.

  •
  Sigma: Mooikraal Colliery. The Sigma: Mooikraal mine near Sasolburg was brought into operation to supply utility coal to the group's utility plants in Sasolburg at a rate of about 1,9 Mt a year. It replaced the depleted Mohlolo underground operation and the Wonderwater high-wall operation, which are undergoing final closure and rehabilitation.

        During 2010, total production was 42,6 Mt of coal, compared to 39,1 Mt in the previous year. The increase in production is mainly due to the implementation of the operations excellence programme and the revision of the production bonus structure. Each year, saleable production volumes vary according to internal demand and export capacity.

Operational statistics

	2010	2009	2008
	(Mt, unless otherwise stated)
Sigma Mine	2,0	1,8	1,7
Secunda Mines	40,6	37,3	41,1

Total production	42,6	39,1	42,8

Saleable production from all mines(1)	41,0	37,3	40,4
External coal purchases mainly from Anglo Operations	4,7	5,3	4,8

Sales to Sasol Infrachem, Sasolburg	1,9	1,8	1,7
Sales to Sasol Synfuels, Secunda	39,3	38,6	40,1
Additional South African market sales	0,1	0,2	0,9
Export sales (primarily Europe)	3,0	3,1	3,4

Total sales including exports	44,3	43,7	46,1

Production tonnes per continuous miner (mining production machine) per shift (t/cm/shift)	1 535	1 391	1 614

(1)
Saleable production equals our total production minus discard and includes both product sold and movements in stockpiles.

Principal markets

        We extract and supply coal mainly to our Synfuels and chemical plants under terms and conditions which are determined on an arm's length basis. We export approximately 7% of Sasol Mining's production. In 2010, external sales, primarily exports, totalled 3,1 Mt, compared to 3,3 Mt in 2009. The reduction in external sales tons during the current year resulted mainly from Transnet Freight Rail constraints and the implementation of Phase V at Richards Bay Coal Terminal. In a volatile currency market, average US dollar export prices achieved decreased by 24%, while the rand strengthened by 14% compared with the prior year. This resulted in a net decrease in the rand export coal price of 34%.

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

        Mafutha Mining project.    Sasol Mining has concluded a pre-feasibility study for establishing a mine to supply a CTL plant in the Limpopo province, South Africa, with coal being supplied from the prospecting rights area held by Sasol Mining. The project is awaiting progress on a decision by Sasol Mafutha CTL to proceed to feasibility stage. A bulk sample, of approximately 170 000 tons, has been mined in the Limpopo West prospecting right area in order to confirm the gasifiability of the coal. This sample is currently being beneficiated into 80 000 tons of the various gasifier products for testing in Sasol's Secunda Synfuels plant during the August to December 2010 period. A mining right application for the Limpopo West prospecting right area is being prepared for submission to the DMR during the 2011 calendar year. The environmental studies to establish a mine for the Mafutha CTL plant has commenced, with the base line studies complete, while the public participation process is planned to commence early in the 2011 calendar year.

Seasonality

        The demand for coal by our Synfuels and chemical plants is consistent throughout the year. The export coal is sold mainly in Europe and Asia. Even though the demand for coal is seasonal in certain regions, our sales are planned to ensure even shipment of coal throughout the year.

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

Factors on which the business is dependent

        Being part of the Sasol value chain we are continuously engaging with Sasol Synfuels to ensure optimal delivery and utilisation of our coal resources. We also have dedicated strategic and long-term planning departments who ensure that mining and other related activities are performed in accordance with our strategic plans for the future.

        Also refer to Item 4B "Business overview—Regulation of mining activities in South Africa".

Property, plants and equipment

        Sasol Mining operates six mines for the supply of coal to Sasol Synfuels, Sasol Infrachem (utility coal only) and the external market. The annual production of each mine, the primary market to which it supplies coal and the location of each mine are indicated in the table below:

			Production (Mt)
Mine	Market	Location	2010	2009	2008
Bosjesspruit	Sasol Synfuels	Secunda	7,6	6,4	7,3
Brandspruit	Sasol Synfuels	Secunda	8,0	7,4	7,7
Middelbult	Sasol Synfuels	Secunda	8,5	7,6	7,6
Syferfontein	Sasol Synfuels	Secunda	9,9	9,5	9,3
Twistdraai	Export/Sasol Synfuels(1)	Secunda	6,6	6,4	9,2
Sigma : Mooikraal	Sasol Infrachem	Sasolburg	2,0	1,8	1,7

			42,6	39,1	42,8

(1)
The secondary product from the export beneficiation plant is supplied to Sasol Synfuels.

        Some of our mines are approaching the end of their useful lives and we are developing new mines and shafts to sustain consistent supply. During 2010, we started construction of Twistdraai Colliery's new Thubelisha shaft. We also obtained board approval for the construction of the Impomelelo mine, which will replace the ageing Brandspruit Colliery. Construction is due to start in 2011.

Coal handling facility—Sasol Coal Supply (SCS)

        SCS at Secunda is responsible for the conveyance of coal from the mine mouth to a stock holding facility. Here the coal from the different mines is blended in order to homogenise the product that is then conveyed to Sasol Synfuels as demanded.

Beneficiation plant

        A coal beneficiation plant is operated at Secunda to enable coal export to the international market. The design throughput of the plant is 10,5 Mt per annum. The plant feedstock is supplied by Twistdraai mine via overland conveyor belts of approximately 20,2 km in length.

Sasol Gas

Nature of the operations and its principal activities

        Established in 1964, originally as the South African Gas Distribution Corporation Limited (Gascor), Sasol Gas operates and maintains a 2 242 km pipeline network in South Africa and Mozambique. Sasol Gas is a shareholder in Rompco and Spring Lights Gas (Pty) Limited (Spring Lights Gas).

        As part of the Natural Gas Project for the development, production and transportation of natural gas from Mozambique, Rompco was established as the owner of the Mozambique to Secunda gas transmission pipeline (MSP).

        Initially, Rompco was a wholly owned subsidiary of Sasol Gas Holdings. Pursuant to the Rompco Shareholders' Agreement the South African and Mozambican governments' nominated shareholders, namely the South African Gas Development Company (Pty) Limited (iGas) and Companhia de Moçambicana de Gasoduto, S.A.R.L (CMG) were afforded a deferred option to purchase in aggregate up to 50% of the shareholding in Rompco. With effect from 1 July 2005, iGas exercised its option to purchase 25% of the shares in Rompco. CMG exercised its option with effect from 2 August 2006. A total profit of R576 million was realised on the sale of shares to the respective parties. The shareholding by government nominated entities positively impacted the political risk profile of the investment in Rompco and the MSP.

        As part of Sasol Gas' commitment to broad based BEE, Sasol Gas formed a joint venture company with Coal Energy and Power Resources Limited, Spring Lights Gas, in 2002 to which it sold its marketing business in KwaZulu-Natal, a province in South Africa. This venture has realised substantial growth in the market since its inception.

        Since 1996, Sasol Gas has been using the Lilly pipeline owned by Transnet Pipelines for the transportation of gas to the KwaZulu-Natal market. During 2005, we renewed the gas transportation agreement with Transnet Pipelines to continue to use the pipeline for a duration of 17 years (until 2022), with an option to extend the agreement for a further three years.

Principal markets

        Sasol Gas markets methane-rich gas, produced by Sasol Synfuels and natural gas produced from gas fields in Mozambique. In the energy market, pipeline gas competes with crude oil-derived products, electricity and coal in various industries, such as ceramics, glass, metal, manufacturing, chemical, food and pulp and paper.

        The pipeline gas segment makes up a small part of the overall energy industry in South Africa. The market has grown as a result of the introduction of natural gas from Mozambique since 2004. The current supply of 124 MGJ/a of pipeline gas increased from 122 MGJ/a in 2009. Compared to developed countries, South Africa is a small consumer of natural gas as a percentage of its total energy requirements. This presents us with the opportunity to increase sales of environmentally preferred natural gas. Environmental and technological trends together with new environmental legislation are expected to entice customers to convert to gas as a substitute for environmentally less desirable energy sources. During 2010, natural gas volumes sold reached 102 MGJ/a and methane rich gas volumes 22 MGJ/a.

        Sasol Gas supplies 59,3 MGJ/a of gas to 576 industrial and commercial customers in the South African provinces of Mpumalanga, Gauteng, KwaZulu-Natal, North-West and the Free State. Besides marketing pipeline gas to these customers, natural gas is also supplied as feedstock to Sasol's facilities in Sasolburg and Secunda.

Seasonality

        The total South African demand for gas is consistent throughout the year and is generally not subject to seasonal fluctuations due to moderate temperature variances between seasons and the absence of a significant domestic market.

Raw materials

        The natural gas purchased in Mozambique from an un-incorporated joint venture (UJV) consisting of Sasol Petroleum Temane Limitada (SPT), a subsidiary of Sasol Petroleum International, International Finance Corporation (IFC) and Companhia Moçambicana de Hidrocarbonetos, S.A.R.L (CMH) is transported by Rompco to Secunda in South Africa. Methane-rich gas is purchased from the Sasol Synfuels facility in Secunda. The UJV has been supplying Sasol Gas with natural gas since 2004 and Sasol Synfuels has been supplying methane-rich gas to Sasol Gas since 1994.

Marketing channels

        Over 93% of the products produced by Sasol Gas are sold to end-use industrial customers by our own sales and marketing personnel. We also supply a small number of traders and resellers who sell the gas to their own customers.

Factors on which the business is dependent

Licences and regulations

        We have obtained, from the National Energy Regulator of South Africa (NERSA), the necessary licences required in terms of the Gas Act to operate our gas distribution facilities and to engage in our trading activities. We are in the process of obtaining the relevant licences for the operation of transmission gas facilities in order to comply with the Gas Act and the rules published by NERSA. As and when expansion of our distribution and transmission facilities is required we apply for the required construction licences from NERSA. Refer to Item 4B "Business overview—Regulation of pipeline gas activities in South Africa" for additional information.

Property, plants and equipment

        The MSP natural gas transmission pipeline owned by Rompco is a 26 inch carbon steel underground pipeline of 865 km. The pipeline starts from the natural gas central processing facility (CPF) at Temane in Mozambique and ends at the pressure protection station (PPS) in Secunda, South Africa. The instantaneous capacity of the pipeline is 136 MGJ/a, with an annual average of 120 MGJ/a without any additional compression along the pipeline. Rompco is in the process of constructing the first compressor station near Komatipoort in South Africa. This will supply midpoint compression and will enable the pipeline to increase gas transportation up to an annual average of 149 MGJ/a. The compressor station is expected to reach beneficial operation during the second half of the 2010 calendar year.

        The inland transmission network of Gauteng is fed from the PPS at Nigel. The network is operated at a pressure of 3 550 kPa and lower and the capacity of the transmission network is approximately 84 MGJ/a. These pipelines supply various low pressure distribution areas as well as some customers directly. Where these lines enter into various distribution areas, a pressure reduction station reduces the pressure to 625 kPa. The southern part of the inland network ends at the auto thermal reformer plant (ATR) in Sasolburg. The ATR plant is used to convert the natural gas into chemical feedstock for the chemical cluster businesses located in Sasolburg and is owned and operated by Sasol Infrachem.

        The Secunda, Witbank and Middelburg distribution network receives methane-rich gas from Sasol Synfuels. The maximum operating pressure for this pipeline is 3 000 kPa and the capacity of the network is 10 MGJ/a. The same methane-rich gas as supplied to Witbank and Middelburg is compressed and fed into the Transnet Pipelines transmission pipeline to feed our customers in the KwaZulu-Natal province. The maximum operating pressure for this transmission pipeline is 5 300 kPa and the capacity of the network is approximately 21 MGJ/a.

Sasol Synfuels

Nature of the operations and principal activities

        Sasol Synfuels, based in Secunda operates a coal and gas based synthetic fuels manufacturing facility. We produce syngas primarily from low-grade coal with a smaller portion of feedstock being natural gas. The process uses advanced high temperature Fischer-Tropsch technology to convert syngas into a range of synthetic fuel components, as well as industrial pipeline gas and chemical feedstock. We produce most of South Africa's chemical and polymer building blocks, including ethylene, propylene, ammonia, phenols, alcohols and ketones. We operate the world's largest oxygen production facilities (according to Air Liquide, the French industrial gas company), currently consisting of 15 units. We are in a process of expanding the oxygen facility with an additional unit with commissioning expected during the fourth quarter of the 2010 calendar year.

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

        The Sasol Natural Gas Growth Project (SNGGP) phase 1(a) was approved by the Sasol Limited board during March 2010. The total approved amount of R14,2 billion, consists of both capital and feasibility funds. This investment will result in an increase in production of approximately 3,2% on a sustainable basis as well as additional power from gas turbines. Since 2008, Sasol Synfuels has incurred costs of R599 million in respect of the pre-feasibility and feasibility studies related to the SNGGP phase 1(a). On the fuel specification programme phase 1(b), an amount of R47 million has been approved, with a total expected capital investment of R11 billion. The scope of phase 1(b) is to address the fuel specifications and environmental requirements associated with the growth programme. Further growth opportunities are being considered, but these are in the early stages and have not yet been approved for commercial development. It is therefore premature to assess the impact they would have on our operations.

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

Marketing channels

        The bulk of our products are sold to other Sasol business units. A very small volume of carbon products are directly marketed to clients locally and abroad, via commercial distribution channels. Sasol Nitro also acts as a marketing agent for the selling of ammonia and sulphur, mainly to the South African fertiliser industry.

Property, plants and equipment

  Specific product volumes

	2010	2009	2008
	(Mt)
Total production volumes	7,4	7,1	7,4

	2010	2009	2008
	(% of total production)
Liquid and gaseous fuels	62	63	64
Petrochemical feedstock	29	28	27
Carbon plus nitrogenous feedstock for fertilisers and explosives	7	7	7
Specialised cokes, creosote and related carbon and tar products	2	2	2

        Sasol Synfuels is continuing the development of an operations excellence approach suitable for Sasol Synfuels' manufacturing activities. Greater energy efficiency is also being pursued through new programmes aimed at reducing overall unit cost, improving environmental performance and assuring the reliability of electricity supply. Sasol Synfuels has commenced with the construction of a 200-megawatt power-generation plant at Secunda. Beneficial operation is planned to be achieved during July 2010. This facility will be commissioned on natural gas but will eventually use waste-gas streams as an energy source to reduce costs and environmental impact as well as overall site energy efficiency.

        Overall production integrity and reliability remained at relatively stable levels throughout the year. Overall production volumes for 2010 were higher than 2009 due to improved plant reliability, availability and efficiency of operations. Ongoing programmes are followed to further improve plant reliability.

        Sasol Synfuels continues to advance a series of major environmental projects as part of a wider group initiative in South Africa to reduce our environmental footprint and enhance operational efficiency. We have commissioned the sulphuric acid plant at Sasol Synfuels and an ammonium sulphate plant at Sasol Nitro that is expected to cost R1 272 million. The sulphuric acid plant will use hydrogen sulphide and offtake gas from the Rectisol plant as feedstock. Sasol Nitro converts a large percentage of the sulphuric acid into ammonium sulphate, an important fertiliser ingredient. The sulphuric acid plant is expected to achieve beneficial operation in the fourth quarter of the 2010 calendar year.

        We are also focusing on opportunities to reduce volumes of low-level volatile organic compounds (VOCs), as well as emissions of sulphur oxides (SOx) and oxides of nitrogen (NOx). Projects are in various development phases.

        Sasol Synfuels has approved capital of R2 350 million for environmental projects. This amount includes spending on black product remediation, rehabilitation of the waste ash site and dolomite pits and the reduction of VOC emissions. To date, the expenditure on these projects amounts to R281 million, with the remaining R2 068 million to be spent in the future.

Sasol Oil

Nature of the operations and principal activities

        Sasol Oil encompasses the established liquid fuels, bitumen and lubricants marketing activities of Sasol through our wholesale, commercial and retailing interests, featuring both the Sasol and the Exel brands. Operations include fuel blending and storage facilities at our Secunda operations to turn fuel components procured from Sasol Synfuels into market ready products. We are also responsible for crude oil procurement, shipping and the subsequent refining of crude oil through our majority shareholder interest in the Natref refinery in Sasolburg. Final product is supplied to and traded with, other licensed wholesalers operating in Southern Africa. Products include petrol, diesel, jet fuel, illuminating paraffin, LPG, fuel oils, motor and industrial lubricants, bitumen and sulphur.

  Liquid fuels marketed

	2010	2009	2008
	(million m3)
Total liquid fuel sales	10,55	9,85	9,98
Total liquid fuel sales (exported)	0,59	0,56	0,84

Principal markets

        Sasol Oil's fuel production is primarily located in South Africa's industrial heartland, where an estimated 60% of the country's petrol and diesel is consumed. Our full production of approximately 9,2 million m3 of white products per year is insufficient to supply this market. The balance of the market is supplied from coastal refineries and imports, transported via the Transnet Pipelines' (previously Petronet) pipeline, road and rail tankers. Limited volumes of white products are exported overland to neighbouring countries.

Seasonality

        The total South African demand for transportation fuels is fairly consistent throughout the year. Slightly higher demand for petrol is evident during the December holiday period and diesel demand tends to peak during October, the summer grain planting season and weakens during the December holiday period. The demand for fuel oil and gasses tends to increase in the winter season and weaken in the December holiday period. Demand during the first quarter of the calendar year is generally weaker than the annual average.

        South Africa is a price taker from international markets for transportation fuels as a result of the longstanding regulatory regime, which is based on import alternatives. Local price seasonality is mainly as a result of northern hemisphere demand peaks for petrol in the summer and diesel in the winter. This normally results in petrol and diesel prices being higher during our winter and summer compared to the USA and Europe, respectively.

        During 2010, international petrol and diesel price trends have been substantially different to the established historical norm due to the global economic recession. A reduction in global demand for petrol and diesel has affected the prices and reduced normal seasonality, resulting in lower than anticipated refining margins. Increased refining capacity in emerging economies has increased supply, further negatively impacting margins. Margins are not expected to recover in the near future, but we do expect the seasonal impacts to return.

Raw materials

        Sasol Oil's main raw material inputs are blending components from Sasol Synfuels, crude oil and base oils for lubricant manufacturing.

  •
  Blending Components

    Sasol Oil has an agreement with Sasol Synfuels to uplift fuel components, which are then blended to market specifications in Secunda. Fuel oil components from Sasol Synfuels and Natref are blended to provide customer specific heating fuel solutions. The purchase price of fuel components is referenced to international petroleum product prices, crude oil and refinery operating costs.

  •
  Crude Oil

    Natref obtains approximately 50% of its crude oil requirements from the Middle East (of the purchases from the Middle East approximately 13 000 bpd of crude oil is purchased from Naftiran Intertrade Company Limited of Iran and approximately 20 000 bpd of crude oil is purchased from Saudi Arabia) through crude oil term contracts. The balance of the requirement is bought on the spot market from West Africa and other sources. Volatility in crude oil prices has increased since the late 1990's as result of international supply/demand dynamics and geo-politics. Crude oil prices have continued to increase since the second half of the 2009 calendar year and are extremely volatile due to increased trading and speculation in the crude oil market.

    Crude oil is landed at Durban and transferred to the refinery by a 670 km pipeline owned and operated by Transnet Pipelines Limited, a subsidiary of Transnet, which is a state-owned multi-modal transport company.

  •
  Lubricant Base Oils

    Sasol Oil owns a portion (40%) of the ESA Lubricants Blending facility of Island View in Durban. The plant is managed by Engen Petroleum and blends automotive and industrial lubricants to Sasol Oil specifications. Base Oils are predominantly procured locally.

Marketing channels

        Sasol Oil's marketing effort can be divided into four main areas namely sales to licensed wholesalers, direct (retail and commercial markets) in South Africa, direct marketing in other African countries, as well as overland exports into Africa.

  •
  Licensed wholesalers

    Sasol Oil is predominantly a bulk supplier to licensed wholesalers. Multi-national oil companies with their own South African refining capacity, namely, British Petroleum (BP), Engen Petroleum (Engen), Royal Dutch Shell (Shell), Chevron and Total South Africa (Total), rely on Sasol to supply a large part of their inland retail and commercial marketing requirements. A new type of licensed wholesaler, referred to as a Non-Refining Wholesaler, has emerged over the past few years. Non-Refining Wholesalers have limited access to retail networks and tend to compete with major oil companies in the commercial market.

    Individual agreements that vary in terms of duration, volume, and modes of delivery, regulate the relationship between Sasol and its licensed wholesale customers. The agreed product slates reflect Sasol Oil's production slate to aid efficient and reliable supply. Product is imported to cover planned and unplanned refinery outages to ensure that supply commitments are met.

  •
  Direct markets (Retail, Commercial, Lubricants, Aviation Fuel, Fuel Oil and Bitumen)

    We believe that independent access to retail and commercial markets have strategic, competitive and growth opportunities, and we intend to improve our position in the South African fuels market in this respect. Sasol Oil entered the South African retail market on 1 January 2004 with Sasol- and Exel-branded retail convenience centres. Currently our network consists of 418 retail convenience centres across South Africa. Sasol's current national market share is estimated at 9,6%. We have commenced with a process to phase out the Exel brand and to convert existing retail convenience centres to the Sasol brand. New site development is progressing, although slower than anticipated, due to, amongst other things, a challenging regulatory environment.

    The commercial business has been repositioned to become a significant contributor through customer focused strategy. A significant number of large supply contracts have been signed. The current estimated market share is 6%.

    Lubricants are marketed within our group of companies and retail networks as well as targeted industrial market segments. Efficient supply logistics are essential to operate a competitive business model. Extensive effort has been put into designing and implementing a supply chain that is comparable with international benchmarks.

    In 2009, we acquired the remaining 50,1% of Exelem Aviation (Pty) Limited. The business is now trading as Sasol Aviation (Pty) Limited (Sasol Aviation). Sasol Aviation focuses on jet fuel marketing at South Africa's premier airport, OR Tambo International, but also services other inland airports. Sasol Aviation is part of an operating consortium at OR Tambo International and its market share at the airport is approximately 14%.

    The Fuel Oil business provides a remarkably diverse range of heating fuels and applications to industrial and mining customers. The Natref refinery is situated 670 km from the coast. The resultant lack of a bunker fuels market makes this business unit crucial to ensure sale of heavy fuels to assist in smooth refining operations at Natref.

    Bitumen is sold via Tosas Holdings (Pty) Limited, a wholly owned subsidiary since November 2007. Tosas Holdings (Pty) Limited procures bitumen from Sasol Oil and either markets the product or applies it through construction teams.

  •
  Africa marketing

    Lesotho, Swaziland and Botswana are in the natural supply area of Sasol Oil's production facilities. Exel Lesotho and Exel Swaziland, fully owned subsidiaries of Sasol Oil, acquired the marketing assets of British Petroleum (BP) in Lesotho and Swaziland in 2006 and 2007, respectively. Exel Lesotho is the marketing leader in Lesotho and Exel Swaziland currently has 6% market share in Swaziland. Entry into the Botswana market has not yet been finalised.

    Sasol Oil holds a 49% interest in Petromoc e Sasol Sarl (PeSS), which is a joint venture with the Mozambican national state oil company, Petromoc. PeSS operates a network of 8 retail convenience centres and has 25 commercial customers. It has 7,5% market share in Mozambique. Both petrol and diesel are marketed through PeSS.

  •
  Trading exports (Africa Overland)

    Export sales to other African countries are effected at the refinery gate, as Sasol Oil has no marketing assets in these countries. Volumes available for export to these markets are limited as a result of significant demand growth in South Africa.

Factors on which the business is dependent

        Activities across the value chain, including manufacturing, wholesaling and retailing, are regulated through a licensing regime. Retail pump prices of petrol, the maximum refining gate price of LPG and a maximum single national retail price of unpacked illuminating kerosene are controlled by the Petroleum Controller under the Petroleum Products Act, 1977 (Act 120 of 1977).

        A licensing regime for activities in the South African oil industry was introduced during 2006. Manufacturing, wholesaling and retailing of petroleum products may only be conducted once a licence has been issued by the Petroleum Controller under the Petroleum Products Act, 1977 (Act 120 of 1977). Onerous application requirements and a lengthy licensing process may hamper the development of retail convenience centres in future. Refer to Item 4B "Business overview—Regulation of petroleum-related activities in South Africa" for additional information.

        The methodology to determine marketing margins via controlled fuels prices is currently under review by the Petroleum Controller, and it is uncertain how the results of this review will impact our marketing activities.

        NERSA, under the Petroleum Pipelines Act, sets tariffs for petroleum pipelines and approves tariffs for third party access to storage and marine loading facilities. This Act grants NERSA limited discretion when applying its pricing methodologies to set tariffs, which may affect some competitors, because of different market and production locations. NERSA approved new pipeline tariffs that became effective on 6 May 2009. In the short term, and until a new white products pipeline is commissioned, the differential between the white product pipeline and crude pipeline will be small, which negatively impacts Natref. Upon commissioning of the new white products pipeline, the tariff differential between crude oil and refined products may increase, if NERSA's tariff setting methodology remains unchanged. Refer to Item 4B "Business overview—Regulation of petroleum-related activities in South Africa" for additional information.

Property, plants and equipment

  Natref refinery operational statistics(1)

	2010	2009	2008
Crude oil processed (million m3)	3,3	3,5	3,5
White product yield (% of raw material)	89,7	88,3	88,8
Total product yield (%)	99,1	98,0	97,8

(1)
Data based on our 63,64% share in Natref.

        Natref is an inland refinery, focusing on the production of refined petrol and distillate fuels and producing only a small percentage of fuel oil and bitumen. It is designed to upgrade relatively heavy crude oil with a high sulphur content (sour) to yield about 90% white petroleum products. Crude oil selection and degree of upgrade are ultimately dictated by refinery configuration and overall economics.

Products of the refinery include petrol, diesel, commercial propane, jet fuel, different grades of bitumen, fuel oils, sulphur and various gasses.

        While Sasol Oil operates the refinery, Total participates in its management with veto rights over a number of corporate actions, including, increasing or reducing Natref's share capital, amending Natref's Memorandum and Articles of Association and the rights attaching to its shares, appointing directors to serve as executive officers and determining directors' remuneration.

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

        During the 2005 upgrade to meet new fuel specifications, Natref's nameplate capacity was reduced by 11%. A decision has been made that capacity will not be increased in the foreseeable future. South African fuel specifications continue to evolve with international trends and it is expected that substantial additional investment of approximately R4-5 billion will be required around 2015 to meet these more stringent specifications. Construction of a pipeline to integrate Sasol Synfuels and Natref has commenced. This will facilitate and optimise the production of new specification fuels through both plants.

        During 2010, the overall refinery availability amounted to 92,1%, mainly due to planned and unplanned shutdowns. Planned shutdowns on the crude distillation unit, diesel unifier unit and residual crude desulphurisation unit have resulted in improved output from these units.

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

        The Sasol SPD™ process converts natural gas into diesel and other liquid hydrocarbons which are generally more environmentally friendly and of higher quality and performance compared to the equivalent crude oil-derived products. In view of product specifications gradually becoming more stringent, especially with respect to emissions, we believe that the option of environmentally friendly GTL and CTL fuels will become increasingly appealing. GTL and CTL diesel can be used with optimised engines for best performance, although it can also be utilised with current compression ignition engines. GTL diesel is currently used as a cost-competitive blend stock for conventional diesels, thereby enabling conventional diesel producers to improve the quality and capacity of their product without investing substantially in sophisticated new plants and infrastructure. We anticipate that the combined factors of GTL and CTL diesel's superior characteristics and the prevailing market conditions in developed economies will enable GTL and CTL diesel to command premium prices for either niche applications or as a blend stock for upgrading lower- specification products. The construction of GTL/CTL facilities and the production of GTL/CTL fuels require significant capital investment.

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

        In July 2001, we signed a joint venture agreement with Qatar Petroleum to establish Oryx GTL (Qatar Petroleum 51% and Sasol 49%). The joint venture has constructed a GTL plant located at Ras Laffan Industrial City to produce high quality synfuels from Qatar's natural gas resources. The plant started producing on specification product during the first quarter of calendar year 2007 and first product was sold in April 2007. Oryx GTL is in stable operation and has met and sustained its design basis. As the business has now demonstrated its viability, Sasol, together with its Qatari partners, is progressively expanding the facility by a further 10% with an expected completion date in the 2013 calendar year. The Oryx GTL facility had an unscheduled shutdown in the second quarter of 2010 as a result of a failure in a vendor supplied air compressor unit and undertook an approximate one month planned shutdown for statutory maintenance work in the fourth quarter of 2010. In December 2008, following negotiations with Chevron Nigeria Limited, Sasol reduced its economic interest in the Escravos GTL project from 37,5% to 10%, for which a consideration of R3 486 million (US$360 million) was received. Due to uncertainties that arose in 2009 from the fiscal arrangements for the project, management reassessed this impact on its commitments relating to the project. This resulted in a provision of R1 274 million (US$166 million) being recognised. A loss of R771 million was realised on the disposal in 2009. The 10% economic interest retained by Sasol has been recognised as an investment in an associate at its fair value from the effective date of the transaction. Sasol continues to provide full technical and manpower support to the project.

        In April 2009, Sasol, Uzbekneftegaz, the national oil and gas company of Uzbekistan, and Petronas, of Malaysia, signed agreements to evaluate the feasibility of GTL and upstream co-operation in Uzbekistan. On 15 July 2009, we signed a joint venture agreement with Uzbekneftegaz and Petronas, which launched a feasibility study for the development and implementation of a GTL project in Uzbekistan.

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

        In August 2008, Sasol and the Shenhua Ningxia Group agreed to proceed with only one plant with a nominal capacity of approximately 80 000 bpd in the Ningxia Hui Autonomous Region of China, which is situated about 1 000 km west of Beijing. The proposed site in the Ningdong Chemical and Energy base has excellent infrastructure and there are abundant coal reserves in proximity which provide a platform for possible future expansion. A feasibility study for the project was completed in the first half of the 2010 calendar year. Sasol and Shenhua Ningxia Coal Group jointly submitted a Project Application Report (PAR) to the Chinese Government in December 2009, to seek approval for the CTL plant, the result thereof is expected in the first half of the 2011 calendar year. We have initiated engagements with key stakeholders to ensure the establishment of an enabling environment within which to evaluate the potential for a CTL project in India. This has resulted in the decision to open a representative office in Mumbai. Sasol and the Tata group of India have signed agreements to form a 50:50 joint venture company which has been allocated a portion of the North of Arkhapal and Srirampur coal blocks in the Talchar coalfield in the State of Orissa for the development of a potential CTL project in India.

        We have completed our evaluation of the viability of a CTL facility in a number of coal-rich states in the USA and are currently considering our options. We continue to be involved in exploratory discussion with some of the world's coal-rich countries with a view to developing CTL plants in the future.

Principal markets

        The bulk of the ultra low sulphur GTL diesel produced at Oryx GTL is sold as a blend stock to produce on-specification automotive diesel from middle distillate product streams derived from conventional oil refining. The GTL naphtha produced at Oryx GTL is sold to naphtha crackers that produce olefins such as ethylene.

Seasonality

        GTL product prices reflect the seasonal behaviour of global petroleum product markets.

Raw materials

        Oryx GTL, a 51% Qatar Petroleum and 49% Sasol Joint Venture, purchases natural gas feedstock from Al Khaleej Gas, a joint venture between ExxonMobil Middle East Gas Marketing Limited and Qatar Petroleum, under a gas purchase agreement with a contractual minimum off-take volume. The agreement commenced in January 2006 and is valid for a term of 25 years with an option to extend for a further 7 years.

Marketing channels

        The products produced by Oryx GTL are marketed by Sasol Synfuels International Marketing Limited under a marketing and agency agreement.

Factors on which the business is dependent

Technology

        SSI is dependant on the successful integration of various technologies also referred to in the description of the Sasol SPD™ process.

Feedstock

        The growth of the SSI business depends i.e. on the availability of competitively priced natural gas or coal reserves.

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

Plant description	Location	Design capacity
Oryx GTL	Ras Laffan Industrial City in Qatar	32 400(1) bpd (nominal)

(1)
Nominal design capacity was 34 000 bpd but the final approved detailed design capacity was 32 400 bpd.

Sasol Petroleum International

Nature of the operations and its principal activities

Mozambique

        Our natural gas extraction and processing activities from the Temane and Pande fields have been fully operational since the first quarter of the 2004 calendar year. Production from the Pande field commenced following an extensive drilling campaign during 2007/8 and completion of the flowline and trunkline tie-in in 2009. Current gas production levels are in line with original expectations at the time of project approval.

        There are currently two onshore licences in Mozambique; the Petroleum Production Agreement (PPA) area, and the Production Sharing Agreement (PSA) area. The ownership structure of the PPA is 70% Sasol Petroleum Temane Limitada (SPT), 25% Companhia Moçambicana de Hidrocarbonetos, S.A.R.L (CMH) and 5% International Finance Corporation (IFC). Sasol Petroleum Mozambique Limitada (SPM) holds 100% of the PSA, with a production sharing arrangement with Empresa Nacional de Hidrocarbonetos (ENH).

        The Njika-1 and Njika-2 offshore exploration wells drilled in the exploration and production concession (EPC), Blocks 16 and 19, were completed in January 2009. A detailed integrated subsurface study was recently completed. Based on the extensive data we have acquired, we can confirm that both wells discovered gas, but due to reservoir complexity we do not foresee an immediate follow-up appraisal or development activities at this time. However, we are encouraged by these exploration results, which have proven an effective hydrocarbon system in the under-explored basin offshore Mozambique.

        In November 2009, we acquired exploration rights in the Sofala and M-10 EPC's adjacent to the EPC Blocks 16 and 19. Our share as operator in the M-10 licence is 50% (Petronas, as our partner, acquired the other 50%) and in the Sofala licence is 100%. On 23 August 2010, ENH was assigned a 15% carried interest, until field development decision approval, representing the Mozambican government's participation in both the M-10 and Sofala licences, resulting in our share reducing to 42,5% and 85%, respectively. Potential success in either of these two new licences would possibly allow for this entire area, including the Njika discoveries in EPC Blocks 16 and 19, to be developed further.

        Negotiations on the Block A EPC contract awarded during the Mozambique 3rd licensing round were concluded in August 2010. On 22 September 2010, the exploration and production concession contract was signed by the Mozambique Ministry of Mineral Resources, ENH and SPI.

Gabon

        In Gabon, we hold a 27,75% working interest in the Etame Marin Permit, operated by VAALCO Gabon (Etame) Inc. This permit contains the Etame, Avouma and Ebouri fields as well as other discoveries and prospects. During the first half of 2010, the combined gross oil production from all three producing fields averaged 19 300 bpd.

        The Etame field is currently producing from one vertical and three horizontal wells. The field produces through a Floating Production Storage and Off-loading (FPSO) vessel moored above the Etame field. The Avouma field was brought on stream in January 2007. The field produces from two wells via a minimum facilities fixed platform tied back by pipeline to the Etame FPSO with production commingled on the vessel. The Ebouri Field was brought into production early in 2009. Development is via a minimum-facilities platform and three horizontal wells tied back to the Etame FPSO.

        A further drilling programme commenced in February 2010 to enhance production from existing fields and to test two exploration prospects. This programme is currently in progress.

Nigeria

        We currently hold a 5% paying interest in the OML 140 permit, for which Chevron is the operator. The licence includes part of the Bonga SW/Aparo oil field, operated by Royal Dutch Shell, for which a development plan is being considered. In early 2010, the Nigerian government approved the development concept for this very large field, in which Sasol has a 0,375% paying interest. The licence area also includes the Nsiko discovery. Work continues on the feasibility of developing this field, as well as advancing the exploration potential of the permit.

        We also hold a 5% working interest in the OPL 214 Production Sharing Contract, where ExxonMobil is the operator. Three oil discoveries have been drilled in the licence to date, two of which discovered and delineated the Uge Field. A feasibility study for the Uge development has been completed, and a field development plan is being considered. Work is also continuing to advance the exploration potential of this licence.

        We hold a 2,4% working interest (6% paying interest) in the OPL 247 licence. Extensive 3D seismic data/studies have been acquired and interpreted resulting in identification of several small leads and prospects. Development in this deepwater licence will require either a large discovery or a cluster development. Some new opportunities are being evaluated in order to assess the potential of the licence. Drilling has been postponed until after this evaluation, but the joint venture believes that although technical prospectivity remains there is limited commercial prospectivity in the permit. Consquently, relinquishment is being considered.

        We also have a 5,1% interest in Block 1 of the Nigeria/São Tomé e Príncipe joint development zone. The OBO-1 discovery is a non-commercial discovery on a stand alone basis. Exploration efforts will focus on joint development with possible additional exploration successes in the vicinity. Exploration wells have been drilled in the nearby blocks, but are still of confidential nature.

South Africa

        Following the change in legislation in South Africa, the conversion process from the "sub-lease" agreements to the "exploration rights/production rights" agreement (ER/PR) is still ongoing. We hold a 10% partially carried interest in the prospecting sub-lease agreement in Block 3A/4A, offshore of South Africa's west coast. It is expected that the partially carried interest will be converted to a partially carried ER/PR contract during the 2010 calendar year.

Papua New Guinea

        In mid August 2008, Sasol Petroleum Papua New Guinea Limited (SPPNG) became the operator (51% interest) of onshore Petroleum Prospecting Licences 285, 286, 287 and 288, in Papua New Guinea. Since this time, SPPNG has been managing the project to ensure all necessary work programme obligations will be met. This included the acquisition of 375 km of 2D seismic studies, completed in March 2009, and the completion of regional aerogravity/aeromagnetic survey over four licences in June 2009. The interpretation of this data has high graded one drillable prospect ('Awapa') to satisfy the PPL 285 Second Term commitment well.

        Activities are underway to enable drilling operations early in the 2011 calendar year. Additionally, planning is ongoing for new seismic acquisitions in all four licences, with start-up scheduled for October 2010.

Australia

        In the offshore Northwest Shelf of Australia, Sasol Petroleum Australia (SPA) is a partner in two separate exploration permits.

        In July 2008, Sasol farmed into the Oilex operated WA-388 licence in the Carnarvon Basin, agreeing to part-fund a 1 064 square kilometres (km2) 3D seismic acquisition programme, thereby acquiring a 30% interest. The 3D seismic acquisition was completed in September 2008. Prospect maturation work of the 3D seismic acquired in September 2008 was completed during the 2010 calendar year and the joint venture is currently defining work programmes and activities for the 2011 and 2012 calendar years.

Recently acquired exploration licences

        On 4 December 2009, Sasol signed a Farm-in Agreement with an Australian independent company, Finder Exploration Pty Ltd (Finder), giving SPI a 45% participating interest in Block AC/P 52, in the Browse Basin of the Northwest Shelf. The Farm-in Agreement called for Sasol to make a cash payment of US$3,5 million and finance the first three year work programme to a maximum of US$3,8 million. The acquisition of a 520 km2 3D seismic programme is ongoing and was completed early in September 2010.

        In July 2010, SPI was jointly, with Statoil ASA and Chesapeake Energy Corporation, awarded an onshore petroleum Technical Cooperation Permit covering approximately 88 000 square kilometres. This permit awards the applicants the right to study the prospectivity for shale gas in the Karoo Basin in the central region of South Africa.

Principal markets

Mozambican production

        Other than royalty gas provided to the Mozambican government, all gas produced is exported to South Africa. The Mozambican government is dedicating royalty gas for use in the vicinity of the processing plant in Temane as well as developing the gas market in the capital city, Maputo. The natural gas condensate produced in the gas processing plant is currently sold at the plant, trucked to Beira by the buyer, and exported via the port of Beira to offshore markets.

Gabon production

        Oil production from operations is sold internationally on the open market.

Marketing channels

Mozambican production

        In the ongoing business, all natural gas is sold on long-term sales contracts to Sasol Gas, for marketing in the South African market. Opportunities are being assessed for gas supply to Mozambican markets. The additional gas volumes will become available from the proposed expansion of the current operations.

        Sasol Petroleum Temane sells its condensate on a long-term sales agreement with an international trading organisation.

Gabon production

        An annual sales contract is typically entered into based on a competitive bidding process and sales prices are linked to international oil prices.

Property, plants and equipment

Mozambican production

        Our gas processing facilities (CPF) in Mozambique are located some 700 km north of the capital, Maputo. Ownership is shared with the Mozambican government through CMH (25%) and the IFC (5%).

Gabon production

        The Etame field production occurs via subsea wells through a dedicated FPSO vessel. This is moored offshore at the field site. In addition, two fixed steel platforms installed on Avouma and Ebouri produce and export oil from these fields via subsea pipeline to the FPSO.

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

        We are a major South African plastics and chemicals operation and our vision is to be an exceptional producer of polymers and preferred supplier to all our customers. We supply quality monomers, polymers, chlor-alkali chemicals and mining reagents.

        In South Africa Sasol Polymers has two operating businesses:

  •
  Polyolefins; and

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

  •
  Our 40% shareholding in Petlin (Malaysia) Sdn Bhd (with Petronas of Malaysia), a manufacturer and supplier of LDPE with a capacity of 255 ktpa is operated by Petlin (Malaysia).

  •
  Our 50% shareholding in Arya Sasol Polymer Company in Iran with Pars Petrochemical Company, a subsidiary of the National Petrochemical Company of Iran, a manufacturer and supplier of ethylene (1 000 ktpa), LDPE (300 ktpa), and medium and high density polyethylene (300 ktpa). Beneficial operation has been achieved for the entire Arya Sasol Polymers complex during 2009. The ethane cracker reached beneficial operation in November 2007. As part of the privatisation process in Iran, the National Petrochemical Company of Iran transferred 40% of its shareholding in Pars Petrochemical Company to SATA, a private company in Iran that is primarily engaged in making investments on behalf of the pension fund of the armed forces.

  •
  A 40% share in Wesco China Limited (with Rhine Park Holdings), a polymer distributor in China and Taiwan.

Principal markets

        Over the past three years between 71% and 78% of Sasol Polymers' revenue has been earned from sales into the South African market.

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

Raw materials

        Feedstock for ethylene and propylene in South Africa is purchased from Sasol Synfuels at market-priced fuel-alternative values. The mechanism for determining the fuel-alternative value is based on the South African Basic Fuel Price (BFP) mechanism administered by the Department of Energy. Feedstock prices have increased in line with the oil price. Salt used in our chlor-alkali production process is imported from Namibia and Botswana at US dollar denominated prices. Electricity is purchased from Eskom, South Africa's state-owned electricity provider.

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

        For exports from South African operations, an international trading business was established to sell directly into Southern Africa and through distributors and agents into East and West Africa, the Far East, Europe and South America. All sales, administration and logistics are arranged from the Johannesburg office. Half of the exports from Arya Sasol are handled by Sasol Polymers Middle East, a marketing company established in Dubai and wholly owned by SPII.

Property, plants and equipment

        The following table summarises the production capacities of each of our main product areas.

  Production capacity at 30 June 2010

Product	South Africa(1),(2)	Malaysia(1),(2)	Iran(1),(2)	Total
	(ktpa)
Ethylene	618	72	500	1 190
Propylene	950	11	—	961
LDPE	220	102	150	472
MD/HDPE	—	—	150	150
LLDPE	150	—	—	150
Polypropylene-1	220	—	—	220
Polypropylene-2	300	—	—	300
Ethylene dichloride	160	—	—	160
Vinyl chloride	205	—	—	205
PVC	190	—	—	190
Chlorine	145	—	—	145
Caustic soda	160	—	—	160
Cyanide	40	—	—	40
Hydrochloric acid	90	—	—	90
Calcium chloride	10	—	—	10

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

        The successful start up of Octene train III during 2009 added an additional 100 ktpa of Octene to the co-monomers product portfolio. A second 30 ktpa methyl isobutyl ketone (MiBK) in Sasolburg was commissioned in April 2010 and production is being ramped up according to plan.

Principal markets

        In 2010, approximately 1,74 Mt of products were sold worldwide. Our global business is managed from offices in Johannesburg in South Africa. We have sales offices in Europe, Asia, the Middle East and the USA.

        We market our products throughout the world, with a large proportion of our alcohols being distributed in Europe. We are the leading producer of solvents in South Africa and we are the global market leader in co-monomers based on production capacity. We expect to strengthen our position in the co-monomer high growth market through the commercialisation of our proprietary tetramerisation technology which involves the manufacture of octene from ethylene. The basic engineering on a 100 ktpa octene plant has been completed with beneficial operation planned for the middle of the 2013 calendar year. The probable location of the unit is at the Sasol cracker complex at Lake Charles in Louisiana, USA, where we will benefit from plant integration economics and close location to our key customers.

        Our competition varies depending on the products sold and includes a number of major international oil and chemical companies. Our competitors include ExxonMobil, Shell Chemicals, BP Chemicals, Chevron Phillips, Ineos, the Dow Chemical Company, Celanese and Eastman.

Seasonality

        Production and sales volumes are generally not subject to seasonal fluctuations but tend to follow the broader global industry trends. In terms of the global cyclical nature of our products, periods of high demand and higher prices are followed by an increase in global production capacity which can depress global margins. The global economic crisis has had a detrimental effect on our sales volumes. However, moderate demand has returned to most of our markets and sales levels have improved to approximately 15% below levels attained prior to the global economic crisis. The increased demand and increasing feedstock costs have driven product prices up and margins have improved.

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

        We are in the process of obtaining the relevant data required in order to comply with the European Union Regulatory Framework for the Registration, Evaluation and Authorisation of Chemicals (REACH), which became effective on 1 June 2007. The estimated costs of compliance over the next ten years amount to approximately €7 million.

Property, plants and equipment

  Production capacity as at 30 June 2010

Product	South Africa	Germany	Total(1)
	(ktpa)
Ethylene	293	65	358

• Acetone	175	—	175
• MEK	60	65	125
• MiBK	58	—	58

Glycol ethers	—	80	80

• Butyl glycol ether	—	80	80

Acetates	54	—	54

• Ethyl acetate	54	—	54

Mixed alcohols	215	—	215
Pure alcohols	323	530	853

• Methanol (C1)	140	—	140
• Ethanol (C2)	114	140	254
• n-Propanol (C3)	54	—	54
• Isopropanol (C3)	—	240	240
• n-Butanol (C4)	—	150	150
• iso-Butanol(C4)	15	—	15

Acrylates	125	—	125

• Ethyl acrylate	35	—	35
• Butyl acrylate	80	—	80
• Glacial acrylic acid	10	—	10

C5-C8 alpha olefins	356	—	356
Maleic anhydride	—	30	30
Other	19	20	39

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

        Approximately 70% of our production capacity is at sites in South Africa and 30% in Germany. Our second MiBK plant at Sasolburg, South Africa, with a nameplate capacity of 30 ktpa, started up in April 2010.

        Sasol-Huntsman is progressing with plans to increase its total production capacity from 60 ktpa to 105 ktpa through the construction of a second 45 ktpa reactor and purification section, with the new capacity being available from the first quarter of the 2011 calendar year.

Sasol Olefins & Surfactants

        In 2007, we began restructuring the business in order to improve its financial performance under a "turnaround" process.

        Despite the general downturn due to the global economic crisis, the turnaround process initiated in 2008 has improved the robustness of the business. The overall turnaround process focuses on fixed and variable cost reduction, margin improvement, disposal or shutdown of underperforming assets and an organisational overhaul. Nine plants, with a total production capacity in excess of half a million tons per annum, were shut down, idled or sold and headcount was reduced by approximately 400, or 14%, as compared to 2007.

        We remain of the view that greater shareholder value has been unlocked by continuing to focus on the turnaround process of the Sasol O&S business and by exploring selected group cost optimisation and growth opportunities. We will continue to carefully monitor and review the performance of all assets in the Sasol O&S portfolio.

        A large portion of the turnaround programme was successfully completed by 30 June 2010 and most of the focus areas during the turnaround process are now embedded as part of normal business processes.

Nature of the operations and its principal activities

        Sasol O&S comprises seven areas of activity, grouped into two business divisions, namely the Organics and Inorganics Divisions.

        The Organics Division consists of:

  •
  Alkylates;

  •
  Alcohols;

  •
  Surfactants;

  •
  Organic intermediates; and

  •
  Ethylene.

        The Inorganics Division consists of:

  •
  High-purity alumina; and

  •
  Ultra-high purity alumina.

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

Alcohols

        These products cover a diversified portfolio of linear and semi-linear alcohols of carbon range between C6 and C22+. The diversity of this product portfolio is supported by the wide range of feedstocks (petrochemical, oleochemical and coal-based), technologies and manufacturing facilities used. A portion of the alcohols production is consumed internally to produce surfactants and specialty plasticisers.

Surfactants

        These products include nonionic and anionic surfactants, based on alcohol and alkylates and other organic chemicals.

Organic intermediates

        Other organic intermediate chemicals include ethylene oxide, alkyl phenols, alkanolamines, fatty acid esters, etc.

Ethylene

        Our ethane-based cracker in Lake Charles, Louisiana produces ethylene for the United States market. A portion of the ethylene production is consumed internally to manufacture Ziegler alcohols and ethylene oxide.

Inorganics

        These products involve mainly alumina products both as co-products from the Ziegler units (together with alcohol) as well as in dedicated production units. The alumina is upgraded by means of a variety of technical processes to adapt the product characteristics to highly specialised products.

        In June 2009, agreement was reached for the sale of the Crotone, Italy Inorganic facilities, which produces zeolites and as such was considered non-core to the Sasol O&S business. This sale was concluded on 30 September 2009.

Principal markets

        The bulk of the production from the alkylates product group ends up as surfactants, either produced internally (our surfactants product group) or by other parties having acquired the intermediates from us. The bulk of these surfactants result in the making of detergents and industrial or institutional cleaning products. The main competitors include: ExxonMobil, Shell and Petresa in n-paraffins; Huntsman, Petresa and ISU in the LAB market; and Huntsman and Cognis in the LAS market.

        Although a substantial portion of the alcohols and resultant surfactants products also end up in detergents and industrial and institutional products, these products also find wide application in industries such as metalworking, flavours and fragrances, personal care, cosmetics, plastic additives, textiles and agriculture. The main competitors include Shell, BASF and Cognis. Significant additional oleochemical-based alcohol capacity has come on stream in Asia.

        Aluminas (high-purity and ultra-high purity) from the inorganic division are used in a broad range of applications, including catalyst support, raw material for ceramics, coatings and polymer additives. Competitors in aluminas include UOP, Grace and BASF Catalyst.

        Ethylene, based on Ethane as feedstock, is sold to plastic manufacturers in the US Gulf Coast region and is used internally to manufacture alcohols and ethylene oxide. There are numerous competitors in the United States ethylene market. It is expected that projected increases in ethylene production capacity in the Middle East will impact mainly Europe and Northeast Asia and to a lesser extent naphtha-based crackers in the USA.

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

Raw materials

        The main feedstocks used in this business are kerosene, benzene, ethane, ethylene and aluminium (all purchased externally with the exception of some portion of our ethylene which is produced at our Lake Charles facility and the Fischer Tropsch based feedstock used for our South African alcohol production). The prices of most of these materials are related to crude oil and energy pricing and the prices follow the movement of crude oil and energy pricing reasonably closely and, to a lesser extent, lauric oils. In view of the expected increase in oleochemical-based alcohol production, the differential between crude oil and lauric oils is expected to become increasingly important in determining competitiveness.

Marketing channels

        Over 90% of the products produced by Sasol O&S are sold directly to end-use customers by our sales and marketing personnel. A limited number of distributors are used. Approximately 60% of the total sales by Sasol O&S are conducted under annual and in some cases multi-year contracts.

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

        We are in the process of obtaining the relevant data required in order to comply with the European Union Regulatory Framework for the Registration, Evaluation and Authorisation of Chemicals (REACH), which became effective on 1 June 2007. The estimated total costs of compliance over the next ten years amount to approximately €24 million. To date, €3 million has been incurred to comply with the REACH policy.

Property, plants and equipment

        The following table summarises the production capacity for each of our main product areas.

  Production capacity at 30 June 2010

Product	Facilities location	Total(1)
		(ktpa)
Surfactants	United States, Europe, Far East, Middle East	1 000
C6+ alcohol	United States, Europe, South Africa, Far East	600
Ethylene	United States	455
Inorganics(2)	United States, Europe	70
Paraffins and olefins	United States, Europe	750
LAB	United States, Europe	435

(1)
Nameplate capacity represents the total saleable production capacity. Due to the integrated nature of these facilities, the requirement for regular statutory maintenance shutdowns and market conditions, actual saleable volumes will be less than the nameplate capacity.

(2)
Inorganics capacity excludes the capacity from Crotone, our former inorganics facility in Italy which was sold during 2010.

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

        The overall volume of products marketed by the business amounts to 600 ktpa, of which approximately 30% are products derived from the Fischer-Tropsch process. The product portfolio includes paraffin waxes, both fully refined and semi-refined, produced and marketed in various grades, as well as Fischer-Tropsch-based synthetic waxes which include the Fischer-Tropsch-derived hard wax, the Fischer-Tropsch-derived medium wax and liquid paraffins in the carbon range C5 through C20. Various specialty blends of waxes are also produced and marketed. We continue to develop niche markets for higher-value specialty waxes, such as those used by the cosmetics, pharmaceutical, construction-board, adhesive, polymer additives, inks and coatings and bitumen additive industries. We also produce wax emulsions at our facilities in Germany, Austria, South Africa, USA and the United Kingdom. We produce and market petroleum jelly and trade in white-oils to support our personal care business.

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

        The overall world market for waxes is estimated at about 4 500 ktpa and our main competitors in the commodity market are ExxonMobil, Shell, China Oil and Sinopec. In specialty wax markets our main competitors are H & R Wax Company and Paramelt. Shell Malaysia is the only other hard wax producer.

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

        It is expected that GTL production capacity will increase in future. GTL facilities typically also produce medium wax as an intermediate product which is cracked to produce liquid fuels. It is possible to extract this product stream for use in the wax industry.

        We are in the process of obtaining the relevant data required in order to comply with the European Union Regulatory Framework for the Registration, Evaluation and Authorisation of Chemicals (REACH), which became effective on 1 June 2007. The estimated costs of compliance over the next ten years amount to approximately €1 million.

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

        Our plant in Sasolburg operates Fischer-Tropsch-based technology for the production of synthetic waxes. It uses natural gas as feedstock, supplied by Sasol Gas from Mozambique. We own and operate a wax plant integrated into the Engen refinery in Durban, South Africa. This plant produces wax blends predominantly for the South African and other African candle industries. The production capacity of the South African wax plants amounts to 220 ktpa of Fischer-Tropsch-derived products.

        We also operate a major candle factory located in Johannesburg with a capacity of up to 26 ktpa.

        In the United States, we have a plant based in Richmond, California. The facility receives refined and other waxy products from the Far East and from within the USA and markets them in the USA. We also distribute Fischer-Tropsch-derived and paraffin waxes.

  Production capacity at 30 June 2010

Product	Germany	South Africa	United States	Total(1)
	(ktpa)
Paraffin wax and wax emulsions	430	—	—	430
FT-based wax and related products	—	220	—	220
Paraffin wax	—	30	100	130

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
  sulphur;

  •
  hydrogen;

  •
  specialty gases;

  •
  various grades of fertiliser;

  •
  ammonium sulphate;

  •
  explosives-grade ammonium nitrate;

  •
  various packaged explosives; and

  •
  explosive accessories—non-electronic initiation systems, boosters and detonating cord.

        At the end of October 2009, the phosphoric acid plant in Phalaborwa was shut down for economic reasons and following a consultation process with relevant stakeholders. All impacted staff were either redeployed within Sasol or offered voluntary retrenchment packages by the end of June 2010, except for limited staff remaining to undertake rehabilitation and closure activities. An impairment loss of R174 million and a restructuring provision of R33 million were recognised in 2009 in respect of the Phalaborwa plant and workforce transition impacts, respectively.

        Sasol Nitro also decided to mothball the packaged emulsion explosives plant in Secunda in November 2009. An impairment loss of R5 million was recognised in respect of this plant. The majority of the employees were redeployed within Sasol.

        As part of a settlement agreement with the South African Competition Commission (the Commission) signed on 5 July 2010, and confirmed by the Competition Tribunal (the Tribunal) on 20 July 2010, Sasol Nitro will among other undertakings, dispose of the downstream fertiliser blending assets in Durban, Bellville, Endicott, Kimberley and Potchefstroom, within a period of 12 months or such later date as may be approved by the Commission or ordered by the Tribunal. Furthermore, as part of the settlement agreement, Sasol Nitro has undertaken that within 12 months, its Sasolburg ammonia plant and its ammonia business operations will be housed as a business unit separate from Sasol Nitro. Sasol Nitro has also agreed that, except for internal use within the Sasol group, it will cease within 25 months all importation of ammonia into South Africa except for those imports on behalf of third parties that may be occasional due to supply and logistic disruptions and plant maintenance shutdowns.

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

        Sasol is the only ammonia producer in South Africa, with a total production capacity of 660 ktpa.

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

        Most raw materials for non-electronic initiation systems have until now been imported from the USA. Sasol Nitro is in the process of backward integration in an effort to reduce its exposure to the rand/US dollar exchange rate fluctuations on these imports. The backward integration facility achieved beneficial operation in June 2010.

        Fertilisers are usually a combination of nitrogen, potassium and phosphates in a so-called N:P:K (nitrogen : phosphate : potassium) formulation. The nitrogen compound consists mainly of either Sasol produced ammonium nitrate or imported urea. The phosphate compound was prior to November 2009 sourced from phosphoric acid produced at the Sasol Nitro Phalaborwa operations, and will in future be sourced from other local suppliers or imported. All of South Africa's potassium needs for its fertiliser industry are imported in the form of potash.

Marketing channels

        Until the end of 2011, fertiliser will be supplied to the farming community via agents, distributors and co-operatives. As a result of the settlement agreement with the Commission, the fertiliser business will in future focus on bulk sales ex factory gate.

        Explosives and explosive accessories are only supplied to the Southern African mining industry and explosives grade ammonium nitrate is exported to South America, the rest of Africa and Asia.

Factors on which the business is dependent

        The profitability of the business is dependent on the international ammonia and urea prices, international mining and agricultural commodity prices, mining and agriculture activity, and the exchange rate. International mining commodity prices influence the demand for explosives, while the variability of maize and other crop production influence the market demand for fertiliser.

Property, plant and equipment

        All production facilities of Sasol Nitro are located in South Africa. The Sasolburg operations also produce hydrogen that is sold to the oil and metal refining industries in South Africa.

        Sasol Nitro operates two nitric acid plants. The smaller 315 ktpa unit in Sasolburg is linked to a downstream ammonium nitrate plant. The ammonium nitrate produced at the Sasolburg operations is used mainly for the production of explosive grade low-density ammonium nitrate. The 470 ktpa nitric acid plant in Secunda supplies a downstream ammonium nitrate plant linked to a 500 ktpa fertiliser granulation facility. The granulation plant produces limestone ammonium nitrate fertilisers and various other fertiliser blends containing nitrogen, phosphorus and potassium. Ammonium nitrate for industrial use is sourced from both the Sasolburg and Secunda sites.

        Sasol Nitro will be commissioning a new 400 ktpa fertiliser granulation plant in Secunda producing only limestone ammonium nitrate to replace the existing granulation facility. The plant is expected to come on-line during 2011.

        A 100 ktpa ammonium sulphate plant in Secunda was commissioned in June 2009.

        At the end of October 2009, the 225 ktpa phosphoric acid plant in Phalaborwa was shut down.

        Sasol Nitro also manufactures bulk explosives at various mining sites and cartridge explosives in Ekandustria. Sasol Dyno Nobel (Sasol Nitro has a 50% share holding) manufactures non-electronic initiation systems in Ekandustria.

Product	Secunda	Sasolburg	Ekandustria	Phalaborwa(3)	Other	Capacity(2)
	(Number of plants)					(ktpa)
Ammonia(1)	1	1	—	—	—	660
Granular and liquid fertilisers	2	1	—	—	3	700
Fertiliser bulk blending(4)	1	—	—	—	3	300
Ammonium sulphate	1	—	—	—	—	100
Phosphates(3)	—	—	—	1	—	225
Explosives	3	1	2	—	—	300

(1)
Includes volumes produced by Sasol Synfuels. The Sasolburg ammonia business will be housed outside Sasol Nitro in the future as part of the settlement with the Commission.

(2)
Nameplate capacity represents the total saleable production capacity. Due to the integrated nature of these facilities, the requirement for regular statutory maintenance shutdowns and market conditions, actual saleable volumes will be less than the nameplate capacity.

(3)
The phosphoric acid production capacity was shut down following the closure of the Phalaborwa operation in October 2009.

(4)
The downstream fertiliser regional blending and liquid fertiliser facilities will be disposed of within 12 months as per the settlement agreement with the Commission or such later period as may be approved by the Commission or ordered by the Tribunal.

Sasol Infrachem

Nature of the operations and its principal activities

        Sasol Infrachem is the supplier of utilities and services to various Sasol business units (Sasol Polymers, Sasol Solvents, Sasol Wax, Merisol and Sasol Nitro) as well as external businesses in Sasolburg. Sasol Infrachem operates and maintains the auto thermal reformer (ATR) which reforms natural gas into synthesis gas. Sasol Infrachem is the custodian of the Sasolburg gas pipeline and the primary responsibility of this function is to ensure that the gas demand/supply is balanced and that reformed gas is supplied to the users of gas on its site on behalf of Sasol Gas.

Raw materials

        Coal required for steam and power generation is sourced internally from Sasol Mining. Raw water is sourced from the Vaal River and potable/drinking water is sourced from the local municipality. Electricity is purchased from Eskom, the state-owned electricity provider.

Property, plants and equipment

  Production capacity at 30 June 2010

Product	Facilities location	Total(1)
Steam	South Africa	1 750 tonne per hour (tph)
Electricity	South Africa	175 Megawatt hour (MWh)
Water	South Africa	123 Mega litres per day (Ml/day)

(1)
Nameplate capacity represents the total saleable production capacity. Due to the integrated nature of these facilities, the requirement for regular statutory maintenance shutdowns and market conditions, actual saleable volumes will be less than the nameplate capacity.

Merisol

Nature of the operations and its principal activities

        Merisol is a joint venture company formed in 1997 by the merger of Sasol Phenolics in Sasolburg, South Africa, with the phenolics activities of Merichem Company, based in Houston, Texas, USA. The joint venture partners each own 50% of Merisol. Merisol has a strong presence in the global market for natural phenolics and cresylics with manufacturing facilities in Sasolburg, Houston, Texas, and Oil City, Pennsylvania, USA. Merisol has a 20:80 venture (Merisol holding 20%) with Chang Chun of Taiwan for the production in Sasolburg of ortho-cresol novolac, a precursor to high-performance epoxy resins used for encapsulating memory and processor chips. Merisol is the supplier of ortho-cresol feedstock and manages this plant.

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

        Merisol derives about 75% of its turnover from North and South America, Europe and Far East markets and the balance from South Africa and other regions.

Seasonality

        There is little seasonality associated with our products or the markets in which they participate. Our business is driven by market demands which are normally slightly higher in the second half of the financial year.

Raw materials

        Merisol derives its raw material as a by-product of coal gasification that is recovered for purification and separation, mostly from Sasol. About 80% of raw materials are subject to fluctuations in the oil price.

Marketing channels

        Merisol markets its products worldwide through sales offices in the United Kingdom, Hong Kong, the United States and South Africa. Markets are served from product inventories held in Antwerp, Belgium, for the European market, in Houston, for the US market and Sasolburg for most other markets, including Asia.

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

        We are in the process of obtaining the relevant data required in order to comply with the European Chemical Policy, REACH. The estimated costs of compliance over the next five years amount to approximately US$3 million.

Property, plants and equipment

        Merisol's Sasolburg plant, including the tar naphtha extraction plant, uses feedstock from our coal gasification activities at Secunda. During 2007, the Houston operations completed rationalisation and streamlining of its Green Bayou plant to reduce costs.

        Merisol owns a butylation plant at Oil City, Pennsylvania, producing di-butyl para-cresol and meta-cresol from meta, para-cresol and pure para-cresol feedstock produced by Merisol at its Houston plant. The Oil City plant has completed an expansion project to increase meta-cresol capacity.

  Production capacity at 30 June 2010

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

Other businesses

Sasol Technology

Nature of the operations and its principal activities

        Sasol Technology, as the technology partner in the group, is fully committed to the growth objectives by working together with the business units and taking responsibility for the long-term research and development of technology improvements as well as developing new technologies. Through engineering and project execution activities Sasol Technology demonstrates its commitment to the delivery of functional plants to their business partners for their operation.

Directing technology

        Sasol Technology are responsible for directing Sasol's technology future, by delivering strategies for long-term research and development, technological improvements and new, innovative and cleaner technologies.

Acquiring technology—research and development

        The central research and development division in Sasolburg, South Africa, employs approximately 600 people who focus on fundamental research, while the decentralised divisions focus on product applications. The Sasolburg research facility was expanded and modernised with the aim to:

  •
  enhance infrastructure through enabling the installation of new pilot-plants to expand operational efficiency and flexibility;

  •
  allow the relocation, upgrading and full integration of existing pilot plants;

  •
  enable enhanced reactor and catalyst development programs in support of our advanced Fischer-Tropsch technology development objectives;

  •
  install modern process control systems; and

  •
  improve the capturing of the information generated.

        The enhanced facilities allow the opportunity to commercialise new and improved petrochemical processes more effectively. The central research function has a full suite of state-of-the-art pilot plants to support both current and the development of future technologies. As a result of our investment in facility upgrades in recent years, we are now seeing the benefits in the improved quality and efficiency of our research efforts.

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

        Noteworthy Sasol Technology research and revelopment successes over the past decade include the development of the Slurry Phase and Advanced Synthol reactors, the development of the proprietary cobalt catalyst, the low temperature Fischer-Tropsch process, ethylene tetramerisation and the 1-heptene to 1-octene conversion process.

        A significant part of the research focuses on supporting the CTL and GTL technologies and associated products—the production of chemicals from the primary Fischer-Tropsch products is of particular interest.

        Research is also focused on the reduction of the Sasol operations' environmental footprint which includes greenhouse gas reduction, water treatment and purification. In this regard, special attention is given to water utilisation, given the location of some of the current and possible future plants in semi-arid areas. Reduction in greenhouse gases focuses on improving plant efficiencies, carbon dioxide capturing and understanding potential storage alternatives. The introduction of non-carbon based energy as process energy is also under review as part of our new energy focus.

Commercialising technology—front end engineering and technology management

        All front end engineering and technology integration and management are performed by specialist Sasol Technology teams, taking the ideas from our research and development teams and engineering them into a commercial proposition for exploitation by the group. The conceptual studies, basic design and engineering management of projects are undertaken on an integrated basis with the business units, leveraging with external technology suppliers and contractors.

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

  •
  additional CTL capacity in South Africa for future projects; and

  •
  understanding the energy landscape and evaluating various alternatives with a view to introducing low/no carbon based energy sources into our energy mix.

International Energy Cluster

  •
  implementing prospective GTL and CTL facilities globally; and

  •
  catalyst manufacture facilities to supply GTL and CTL plants with proprietary FT cobalt catalyst.

Chemical Cluster

  •
  co-monomers, polymers and waxes.

Sasol group

  •
  long-term strategic research in GTL, CTL, future chemicals and environmental technologies.

Property, plant and equipment

        The Sasolburg research facility was expanded affording the opportunity to commercialise new and improved petrochemical processes more effectively. The central research function has a full suite of state-of-the-art pilot plants to support both current and the development of future technologies. A new fuel testing and engine emissions laboratory has been commissioned in Cape Town, to more effectively research the application of our unique GTL and CTL fuels at sea level.

Legal proceedings and other contingencies

        Fly Ash Plant    Sasol Synfuels was in legal proceedings with regard to the operation of a plant in Secunda. Ashcor claimed damages of R313 million relating to their inability to develop their business and a projected loss of future cash flows. In January 2010, Sasol Synfuels was granted absolution from the instance with a cost order in its favour. Ashcor filed an application for leave to appeal which was dismissed by the court with costs on 18 May 2010. The prospect of future loss is deemed to be remote.

        Sasol Nitro    In 2004, the South African Competition Commission (Commission) commenced with investigations against Sasol Nitro, a division of Sasol Chemical Industries Limited, based on complaints levelled against Sasol Nitro by two of its customers, Nutri-Flo and Profert. Both complaints were subsequently referred to the Competition Tribunal (Tribunal) by the Commission. The Nutri-Flo complaint was referred in May 2005, alleging findings of prohibited horizontal practices (namely, price fixing and the prevention or lessening of competition) and abuses of dominance (namely, charging excessive prices and engaging in exclusionary conduct) in the fertiliser industry. The Profert complaint was referred in May 2006, alleging prohibited horizontal practices (namely, entering into agreements which divided the relevant market and which substantially lessened or prevented competition in that market) and abuses of dominance (namely, refusing to supply scarce goods to competitors, discriminating between customers in relation to sale prices and engaging in other exclusionary acts).

        During this time Sasol Nitro was also advised by the Commission that it was investigating whether or not there were any other unlawful agreements amounting to contraventions of the Competition Act's prohibitions against restrictive horizontal practices between Foskor and Sasol Nitro relating to toll manufacturing arrangements concluded between the parties in 2004, pending consideration of a merger application to the Commission relating to the intended sale by Sasol Nitro of its phosphoric acid production facilities to Foskor. In terms of the toll manufacturing agreements Sasol Nitro would toll manufacture phosphoric acid for Foskor.

        Sasol Nitro initially defended all three matters, but in late 2008 and early 2009, Sasol Nitro became aware of certain facts which necessitated that it engage with the Commission in order to negotiate a settlement with regard to the complaints relating to price fixing and market sharing. In the settlement agreement concluded with the Commission, and which was confirmed by the Tribunal on 20 May 2009, Sasol Nitro, acknowledged that, in the period from 1996 to 2005, it had contravened the Competition Act by fixing prices of certain fertilisers with its competitors, by agreeing with its competitors on the allocation of customers and suppliers and to collusively tendering for supply contracts. Sasol Nitro, as part of the settlement agreement, acknowledged that the toll manufacturing agreement and related interactions and communications between Sasol and Foskor on various levels amounted to a division of markets by allocating customers and territories with regard to phosphoric acid and its derivatives. Sasol Nitro subsequently paid an administrative penalty of R250,7 million.

        Civil claims and law suits may be instituted against Sasol arising from the admissions made in the settlement agreement. It is currently not possible to make an estimate of such contingent liability and accordingly, no provision was made as at 30 June 2010.

        Sasol Nitro did not at the time, as part of the settlement agreement, admit to engaging in price discrimination, excessive pricing or exclusionary practices as it does not believe it engaged in price discrimination, excessive pricing and exclusionary practices and these matters were to proceed to trial in due course. Subsequent to the settlement agreement, the Tribunal consolidated the hearing of the remaining Nutri-Flo and Profert complaints.

        Sasol Nitro, however, continued with its engagement of the Commission and on 5 July 2010, Sasol Nitro concluded a further settlement agreement with the Commission. In terms of this settlement, Sasol Nitro will restructure its fertiliser business. Sasol Nitro believes the restructuring will address the Commission's concerns regarding Sasol's position within the nitrogen based fertiliser value chain, while also opening the industry to more competition. Sasol Nitro will withdraw from certain downstream fertiliser activities with increased focus on the core activities of its fertiliser business.

        Sasol Nitro approached the Commission with this structural solution and has undertaken the following salient changes to its fertiliser business model:

  •
  Divesting its regional blending capacity in Bellville, Durban, Kimberley, Potchefstroom and Endicott whilst retaining its full production activities in Secunda.

  •
  Altering Sasol Nitro's fertiliser sales approach to a Secunda ex-works model. All fertiliser retail agent contracts will be phased out and a new fertiliser sales operating model formulated.

  •
  Pricing all ammonium nitrate based fertilisers on an ex-Secunda basis.

  •
  Phasing out ammonia imports on behalf of customers in South Africa.

        The agreement is a full and final settlement of the alleged contraventions of excessive pricing and exclusionary practices, which were the subject of the Nutri-Flo and Profert referrals. As the Commission is of the view that the settlement will address their competition concerns, the Commission did not seek an administrative penalty.

        On 20 July 2010, the Tribunal confirmed the settlement agreement. No finding was made relating to abuse of dominance and accordingly no administrative penalty was imposed. Sasol also did not make any admissions as to abuse of dominance.

        Sasol Nitro has also concluded confidential settlement agreements with Profert and Nutri-Flo in terms of which any and all of the complaints arising from the Commission's investigations were settled without admission of any liability or admission of any anti-competitive or unlawful conduct as alleged by Profert and Nutri-Flo. A non-material liability has been recognised in this respect at 30 June 2010.

        The settlement confirmed by the Tribunal on 14 July 2010, together with the changes to the Sasol Nitro business, will not have a material adverse impact on the Sasol group.

        With the decrease in the price of phosphoric acid following the economic downturn, Sasol elected to cease the manufacturing of phosphoric acid and closed its plant at Phalaborwa on 31 October 2009. Sasol has commenced a process to dispose of this plant and is currently in discussion with a prospective purchaser.

        Sasol Wax    On 1 October 2008, following an investigation by the European Commission, the European Union found that members of the European paraffin wax industry, including Sasol Wax GmbH, formed a cartel and violated antitrust laws.

        A fine of €318,2 million was imposed by the European Commission on Sasol Wax GmbH (of which Sasol Wax International AG, Sasol Holding in Germany GmbH and Sasol Limited would be jointly and severally liable for €250 million). According to the decision of the European Commission, an infringement of antitrust laws commenced in 1992 or even earlier. In 1995, Sasol became a co-shareholder in an existing wax business located in Hamburg, Germany owned by the Schümann group. In July 2002, Sasol acquired the remaining shares in the joint venture and became the sole shareholder of the business. Sasol was unaware of these infringements before the European Commission commenced their investigation at the wax business in Hamburg in April 2005.

        On 15 December 2008, all Sasol companies affected by the decision lodged an appeal with the European Union's General Court against the decision of the European Commission on the basis that the fine is excessive and should be reduced. The fine has been paid in accordance with the legal requirements on 7 January 2009. As a result of the fine imposed on Sasol Wax GmbH, it is possible that customers may institute court proceedings against Sasol Wax for compensation of damages. The result of such proceedings cannot be determined at present and accordingly, no provision was made at 30 June 2010.

        Veolia Water Systems    On 15 July 2008, Veolia Water Systems (Veolia) issued summons against Sasol Synfuels arising from a contract concluded between Sasol Synfuels and Veolia in June 2004. The contract entailed the detailed engineering, construction and commissioning of a water desalination plant at Unit 544 of Sasol Synfuels' facilities at Secunda. Veolia claimed an amount of R438,6 million, including interest, for breach of contract, from Sasol Synfuels. The claim was originally defended. A counterclaim against Veolia was also made by Sasol. The parties underwent mediation proceedings during April 2010, and on 29 June 2010 a settlement agreement between Veolia and Sasol Synfuels was reached. Sasol Synfuels has agreed to settle the claim with Veolia by the payment of an amount of R160 million (including interest) to Veolia. This is in full and final settlement of all claims and the amount has been provided for at 30 June 2010.

        Dorothy Molefi and others    Certain plaintiffs sued Sasol Limited and National Petroleum Refiners of South Africa (Pty) Limited (Natref) and various other defendants in two claims in the United States District Court for the Southern District of New York. These claims are similar to many instituted against a large number of multi-national corporations worldwide under the Alien Tort Claims Act and the Torture Victim Protection Act, referred to as the related cases. The plaintiffs allege a conspiracy between the defendants and both the former "Apartheid Era Government" as well as the post 1994 democratic government in South Africa of former Presidents Nelson Mandela and Mbeki, resulting in the genocide of South Africa's indigenous people and other wrongful acts. Defendants in the related cases moved to dismiss the actions against them. The Molefi action against Sasol Limited and Natref was stayed in November 2004 pending a decision on the motions to dismiss in the related cases. The motion to dismiss in the related cases was granted, and plaintiffs appealed to the Second Circuit Court of Appeals. During October 2007, the appeal was decided. Plaintiffs in those related cases were successful on one of the three grounds of appeal, thus enabling the plaintiffs to amend their complaint to assert additional factual allegations to meet the requirements of the Alien Tort Claims Act. The case was then appealed to the United States Supreme Court. In May 2008, the Supreme Court issued an order stating that because four justices recused themselves, the United States Supreme Court lacked the necessary quorum and therefore affirmed the judgement of the Second Circuit Court of Appeals with the same effect as an affirmance by an equally divided court, namely, it does not have precedential effect. During 2009, the court issued an order dismissing the case against Sasol and the other defendants based on failure to prosecute. Despite this order, it remains possible for plaintiffs to join Sasol and the other defendants to the related cases.

        Sasol Polymers    As previously disclosed by Sasol, the Commission has been investigating the South African polymers industry. On 12 August 2010, the Commission announced that it has referred its findings to the Tribunal for adjudication.

        The complaints that the Commission has referred to the Tribunal allege that Sasol Chemical Industries Limited (SCI) has in the pricing of polypropylene and propylene in the domestic South African market contravened section 8(a) of the Competition Act (the Act) in that its prices for each of the products are excessive. The referral further alleges that in regard to a formula employed and information exchanged between SCI and Safripol (Pty) Limited (Safripol) to determine the price of propylene which SCI sells to Safripol, SCI and Safripol have contravened section 4(1)(b)(i) of the Act by engaging in price fixing. The Commission also announced that it has simultaneously reached a settlement with Safripol in which Safripol admits that the supply agreement between SCI and Safripol and its implementation amounted to the indirect fixing of a price or trading condition in contravention of the Act. This settlement agreement was confirmed by the Tribunal on 25 August 2010.

        The Commission's allegation of collusion relates to an agreement of the Sasol Polymers division of SCI with Safripol, which was structured at the behest of the former Competition Board following the formation of Polifin (the Sasol/AECI joint venture) in 1994. The agreement was structured to ensure Safripol's ongoing access to propylene supply at a market-related price. South African propylene and polypropylene prices are comparable to international prices and hence Sasol believes that there is no legitimate basis for the Commission's excessive pricing allegations.

        At this time, there is no reasonable certainty as to whether or not SCI will be found to have contravened the Act as alleged, whether a penalty will be imposed and the quantum thereof. SCI intends defending the matter before the Tribunal should an amicable resolution of the matter with the Commission not be achieved and accordingly, no provision was made at 30 June 2010.

        The Commission has indicated that it is seeking an administrative penalty of 10% of SCI's annual turnover for each of these alleged contraventions and an order compelling SCI to sell polypropylene and propylene on an ex-works basis without discriminating in price between customers on the basis of their location. SCI houses a number of Sasol's South African chemical businesses such as Sasol Nitro, Sasol Polymers, Sasol Solvents and Sasol Wax. In Sasol Limited's public disclosures, Sasol has reported on a business segment basis and has not provided the turnover of SCI as a legal entity. The turnover of SCI excluding transfers to the Sasol group for the 2009 financial year was R22,13 billion. There is, however, no certainty that SCI is the correct base from which to calculate a potential administrative penalty.

        Bitumen Pricing    A review of competition law compliance at Sasol Oil and Tosas identified a competition compliance concern related to the use of a bitumen pricing methodology agreement reached within the South African Bitumen and Tar Association (SABITA), of which Sasol Oil and Tosas are members, along with other oil companies. Sasol Oil and Tosas thereupon approached the Commission for leniency in terms of the Commission's corporate leniency policy and were granted conditional leniency by the Commission in April 2009. On 4 March 2010, the Commission announced that it had referred the findings of its investigation into bitumen pricing to the Tribunal for adjudication.

        Sasol Oil and Tosas, as leniency applicants, have been granted conditional immunity from prosecution and no penalty will be sought by the Commission against Sasol or its subsidiaries subject to the leniency becoming unconditional. Sasol Oil and Tosas are cooperating with the Commission in its preparation for the hearing of the referral against those respondents who have not yet concluded settlement agreements with the Commission.

        Sasol Gas    On 30 October 2009, after being advised that certain provisions in a suite of agreements concluded between Sasol Gas, Coal, Energy and Power Resources Limited (CEPR) and Spring Lights Gas (Pty) Ltd (Spring Lights) constituted contraventions of the Act, Sasol Gas applied for leniency in terms of the Commission's corporate leniency policy and obtained conditional leniency. Subsequent to Sasol Gas' leniency application, the Commission investigated the matter and found that provisions in the agreements resulted in fixing of prices and had the effect of dividing the piped gas market by allocating customers and territories. The suite of agreements related to the establishment of Spring Lights as a broad-based black economic empowerment (BBBEE) company for the purpose of acquiring a portion of the business of Sasol Gas as part of Sasol's BBBEE strategy at the time. On 20 August 2010, Spring Lights concluded a settlement agreement with the Commission in terms of which Spring Lights acknowledged the mentioned contraventions and agreed to pay an administrative penalty of R10,8 million. A provision was made for this amount in 2009. Spring Lights has also made an application to the Commission to exempt the conduct permitted in terms of these agreements, on the basis that it promotes the ability of small businesses, or firms controlled or owned by historically disadvantaged persons, to become competitive, in terms of section 10 (3)(b)(ii) of the Act. The settlement agreement was considered by the Tribunal on 1 September 2010 but the matter was postponed sine die to enable the Commission to make a ruling on the exemption application of Spring Lights.

        Other    From time to time Sasol companies are involved in other litigation and administrative proceedings in the normal course of business. Although the outcome of these proceedings and claims cannot be predicted with certainty, the company does not believe that the outcome of any of these cases would have a material effect on the group's financial results.

Competition matters

        Sasol is continuously evaluating and enhancing its compliance programmes and controls in general, and its competition law compliance programme and controls in particular. As a consequence of these compliance programmes and controls, including monitoring and review activities, Sasol has also adopted appropriate remedial and/or mitigating steps, where necessary or advisable, lodged leniency applications and made disclosures on material findings as and when appropriate. As reported previously, these compliance activities have already revealed, and the implementation of certain close-out actions arising there from, may still reveal competition law contraventions or potential contraventions in respect of which we have taken, or will take, appropriate remedial and/or mitigating steps including lodging leniency applications.

        The Commission is conducting investigations into the South African piped gas, coal mining, petroleum, fertilisers, wax and polymer industries. Sasol continues to interact and co-operate with the Commission in respect of the subject matter of current leniency applications brought by Sasol, conditional leniency agreements concluded with the Commission, as well as in the areas that are subject to the Commission's investigations. To the extent appropriate, further announcements will be made in future.

        During 2010, Sasol received two notices of non-referral in regard to investigations that were conducted by the Commission into the South African candle wax industry. Sasol is not aware of any further investigations by the Commission in respect of this industry.

Environmental Orders

        Sasol is subject to loss contingencies pursuant to numerous national and local environmental laws and regulations that regulate the discharge of materials into the environment or that otherwise relate to the protection of human health and the environment in all locations in which Sasol operates. These laws and regulations may, in future, require Sasol to remediate or rehabilitate the effects of its operations on the environment. The contingencies may exist at a number of sites, including, but not limited to, sites where action has been taken to remediate soil and groundwater contamination. These future costs are not fully determinable due to factors such as the unknown extent of possible contamination, uncertainty regarding the timing and extent of remediation actions that may be required, the allocation of the environmental obligation among multiple parties, the discretion of regulators and changing legal requirements.

        Sasol's environmental obligation accrued at 30 June 2010 was R6 109 million compared to R4 819 million in 2009. Included in this balance is an amount accrued of approximately R3 328 million in respect of the costs of remediation of soil and groundwater contamination and similar environmental costs. These costs relate to the following activities: site assessments, soil and groundwater clean-up and remediation, and ongoing monitoring. Due to uncertainties regarding future costs the potential loss in excess of the amount accrued cannot be reasonably determined.

        Under the agreement for the acquisition of Sasol Chemie, Sasol received an indemnification from RWE-DEA AG for most of the costs of remediation and rehabilitation of environmental contamination existing at Condea Vista Company located in the United States on or before 1 March 2001.

        Although Sasol has provided for known environmental obligations that are probable and reasonably estimable, the amount of additional future costs relating to remediation and rehabilitation may be material to results of operations in the period in which they are recognised. It is not expected that these environmental obligations will have a material effect on the financial position of the group.

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

Augusta Bay Pollution Investigation June 2008

        The local prosecutor's office in Augusta, Italy, is investigating a pollution incident at Augusta Bay, allegedly caused by the infiltration of pollutants into the sea. The investigation involves all the companies located within the Melilli-Priolo-Augusta industrial area, which includes Sasol Italy. The Prosecutor's office and the involved companies have each appointed experts to evaluate the environmental situation which includes a broad range of ecological impacts. It is currently not clear what product is the cause of the pollution and Sasol Italy's potential involvement will only be able to be determined after collection and analysis of samples, sea sediments and sea water. Experts have, at the request of the judge, filed their opinions on the cause of the pollution. Depending upon the final determination of environmental impacts resulting from the investigation, administrative fines or criminal penalties may be imposed on the guilty party or parties.

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

        Sasol funded the September 2004 Accident Trust to pay the grants. Whilst accepting social responsibility, Sasol did not acknowledge legal liability in creating the trust. As at 30 June 2010, a total of 172 claims had been received, all of which have been finalised, resulting in payments totalling R22 million. The trust has concluded its objective and is in the process of being wound up.

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

        The Act provides that every organ of the State must take into account any relevant code of practice issued pursuant to the Act in determining qualification criteria for the issuing of licences and other authorisations pursuant to any law and in developing and implementing a preferential procurement policy.

        The Minister of Trade and Industry may propose regulations under this Act.

Sasol Inzalo share transaction

        During May 2008, the shareholders approved the Sasol Inzalo share transaction, a broad-based Black Economic Empowerment (BEE) transaction which resulted in the transfer of beneficial ownership of 10% (63,1 million shares) of Sasol Limited's issued share capital before the implementation of this transaction to its employees and a wide spread of black South Africans (BEE participants). The transaction was introduced to assist Sasol, as a major participant in the South African economy, in meeting its empowerment objectives. This transaction will provide long-term sustainable benefits to all participants and has a tenure of ten years. The following BEE participants acquired indirect or direct ownership in Sasol's issued share capital at the time as follows:

  •
  Sasol employees and black managers through the Sasol Inzalo Employee Trust and Sasol Inzalo Management Trust (Employee Trusts)—4,0%;

  •
  The Sasol Inzalo Foundation—1,5%;

  •
  Selected participants—1,5%; and

  •
  The black public through:

  •
  The funded invitation—2,6%; and

  •
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

        The effective date of the transaction for the Employee Trusts and the Sasol Inzalo Foundation was 3 June 2008. The effective date of the transaction for the selected participants was 27 June 2008. The effective date for the black public invitations was 8 September 2008. Refer to "Item 5A—Operating results—Sasol Inzalo share transaction".

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

        Stakeholders are encouraged to align any legislation properly enacted prior to the Act, which imposes BEE objectives, with the Act and the Codes. This will apply specifically to the Liquid Fuels Charter as contained in the Petroleum Products Amendment Act and the Mining Charter as contained in the Mineral and Petroleum Resources Development Act (MPRDA) which shall remain in force unless amended, substituted or repealed. Alignment of all such legislation, over time, will reduce any residual uncertainty.

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

        The Mining Charter, together with a scorecard which was published on 18 February 2003 to facilitate the interpretation of and compliance with the Mining Charter (the scorecard), requires mining companies to ensure that HDSAs hold at least 15% ownership of mining assets or equity in South Africa within five calendar years and 26% ownership within ten calendar years from the enactment of the new MPRDA which came into force on 1 May 2004. The Mining Charter further specifies that the mining industry is required to assist HDSAs in securing finance to fund their equity participation up to an amount of R100 billion within the first 5 calendar years after the coming into force of the aforementioned Act. Beyond this R100 billion commitment, the Mining Charter requires that participation of HDSAs should be increased towards the 26% target on a willing-seller-willing-buyer basis at fair market value.

        The scorecard provides a method of indicating the extent to which applicants for the conversion of their mineral rights under the MPRDA complied with the provisions of the Mining Charter. It is intended that the entire scorecard would be taken into account in decision making. Notes attached to the scorecard provide guidance in interpreting the objectives of the Mining Charter.

        On 16 March 2006, we announced the implementation of the first phase of Sasol Mining's BEE strategy through the formation of Igoda Coal, an empowerment venture with Exxaro Coal Mpumalanga (formerly known as Eyesizwe Coal), a black-owned mining company. During August 2009, we received a notice of intention to withdraw from the Igoda transaction from our partner, Exxaro Coal Mpumalanga. Sasol Mining is actively pursuing alternatives to ensure that its BEE strategy remains intact.

        On 11 October 2007, Sasol Mining announced the second phase of its BEE strategy by the formation of a black-woman controlled mining company called Ixia Coal (Pty) Limited (Ixia). Ixia is a venture with Women Investment Portfolio Holdings Limited and Mining Women Investments (Pty) Limited. The transaction is valued at R1,9 billion. This transaction brings Sasol Mining's broad-based BEE ownership component to an estimated 20% (calculated on attributable units of production). The transaction will be financed through equity (R47 million) and a combination of third party funding and appropriate Sasol facilitation. Ixia has procured its share of the financing for the transaction. The implementation of the transaction was conditional upon, inter alia, the conversion of the existing prospecting permits and mining authorisations (old order mining rights) to new order rights. The conversion of rights has been approved by the Department of Mineral Resources (DMR). The converted mining rights were signed and notarially executed on 29 March 2010. The converted mining rights for the Secunda Complex have been granted for a period of ten years. Sasol Mining has the exclusive right to apply and be granted renewal of the converted mining right for additional periods not exceeding 30 years at a time. The Mooikraal Complex converted mining right has been granted for the maximum allowable period of 30 years. The Competition Tribunal of South Africa approved the transaction on 1 September 2010. We anticipate that this transaction will be completed by the end of September 2010. The transaction was not yet effective at 30 June 2010.

The Liquid Fuels Charter

        In November 2000, following a process of consultation, the Minister of Mineral Resources and representatives of the companies in the liquid fuels industry, including Sasol Oil, signed the Liquid Fuels Charter setting out the principles for the empowerment of HDSAs in the South African petroleum and liquid fuels industry.

        The Liquid Fuels Charter requires liquid fuels companies, including Sasol Oil, to ensure that HDSAs hold at least 25% equity ownership in the South African company holding their liquid fuels assets by the 2010 calendar year. It also envisages methods of measuring progress by requiring participants in the industry to meet targets set in connection with transformation of ownership. In addition, the Liquid Fuels Charter requires that historically disadvantaged persons be given preferred supplier status, where possible, in the procurement of supplies, products, goods and services, as well as access to use and ownership of facilities. By concluding the Sasol and Tshwarisano transaction, referred to below, Sasol Oil has satisfied this requirement.

        It is possible that the Minister of Energy may wish to renegotiate the equity ownership of HDSA's in South African liquid fuels companies. However, clarity with regard to this possibility is not expected before November 2010.

Sasol and Tshwarisano BEE transaction

        It is our fundamental objective to comply with the terms of the Liquid Fuels Charter. We have therefore facilitated a transaction with our BEE partner in the form of Tshwarisano which acquired a 25% shareholding in Sasol Oil effective 1 July 2006. Refer to "Item 5A—Operating results—Sasol and Tshwarisano BEE transaction".

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

        The Restitution of Land Rights Amendment Act became law in February 2004. Under the original Act, in the absence of a court order, the power of the Minister of Land Affairs to acquire or expropriate land for restitution purposes is limited to circumstances where an agreement has been reached between the interested parties. The Act would entitle the Minister to expropriate land in the absence of agreement. Such an expropriation could be for restitution or other land reform purposes. Compensation payable to the owner of the land would be subject to the provisions of the Expropriation Act 63 of 1975 and section 25(3) of the Constitution which provides, in general, that compensation must be just and equitable.

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

        The MPRDA adopts the environmental management principles and environmental impact assessment provisions of the National Environmental Management Act (NEMA). The MPRDA addresses the allocation of responsibilities for environmental damage, pollution and degradation and imposes rehabilitation obligations. It significantly extends the scope of liability of directors who may be jointly and severally liable for any unacceptable negative impact on the environment, advertently or inadvertently caused by the company. It also allows the state to take remedial action and claim costs. It maintains the requirement for an environmental management programme/plan for all prospecting and mining operations, but with more detailed specifications than under the Minerals Act, and prohibits the carrying out of mining activities before the approval of the programme/plan. When rehabilitation is required, it is not limited to the land surface. We complied with the repealed Minerals Act, and we comply with the new legislation. The South African government has also adopted the MPRDA Amendment Act, 49 of 2008 and the NEMA Amendment Act, 62 of 2008, in an effort to streamline environmental approvals. Even though the MPRDA Amendment Act and the NEMA Amendment Act has been promulgated, they will only be implemented on a date still to be published in the Government Gazette. Once implemented, they introduce the concept of environmental authorisation which must be obtained in terms of the provisions of NEMA. It also provides an interim period of 18 months, during which the Minister of Mineral Resources will be the approval entity, where after it will revert to the Minister of Water and Environmental Affairs.

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

        Sasol Mining held various prospecting permits or mining authorisations with respect to our existing mining operations, which were classified as old order rights. We applied for the conversion of all our existing old order mining rights in the Secunda area as well as our Mooikraal Operations near Sasolburg, well within the 30 April 2009 deadline imposed by the MPRDA. All old order prospecting rights have been converted to new order prospecting rights and all our old order mining rights have been converted to new order mining rights. The mining rights in respect of the Mooikraal Operations have been granted for 30 years, whilst those in respect of the Secunda area have been granted for ten years, after which both are capable of renewal.

        With regard to the renewal of the converted mining rights, the holder of a mining right has the right to apply and be granted renewal of a mining right, subject to meeting specified requirements of the MPRDA and the Minister of Mineral Resources must grant renewal if these requirements have been met. Rights can be renewed for periods not exceeding 30 years at a time.

        The mining rights in respect of the Secunda area were only granted for a ten year period as Sasol Mining does not currently comply with the 26% BEE ownership requirement. However, extensive plans to meet the required 26% BEE ownership requirements are currently being developed and will be implemented once the review of the Mining Charter has been finalised. In addition, Sasol Mining held the rights to coal over large reserves not covered by prospecting permits or mining authorisations. In terms of the MPRDA, these were classified as unused old order rights. We have acquired prospecting rights in terms of the MPRDA over all these areas. It is the declared intent of the South African government not to disrupt operations as a result of the introduction of the new legislation. The approved social and labour plans and mining work programmes are now legally enforceable, and we have undertaken and will continue to undertake any appropriate action required to ensure retention of our converted mining rights under the MPRDA.

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

        Furthermore, royalties from mining activities are payable to the state, as from 1 March 2010, under provisions contained in the Mineral and Petroleum Resources Royalty Act, 28 of 2008 and the Mineral and Petroleum Royalty Administration Act, 29 of 2008 (the Acts). The most significant feature of the Acts is that the royalty is determinable in accordance with a formula-based system. The impact on Sasol Mining for the year ended 30 June 2010 is a cost of R9,9 million and an estimated cost of R35,3 million for the year ending 30 June 2011 and R93,7 million for the year ending 30 June 2012. The royalty will be deductible for normal income tax purposes.

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

        The Gas Act provides for the powers of the National Energy Regulator of South Africa (NERSA) regarding pipeline gas, whose powers include the issuance of licences for a range of activities including:

  •
  the construction, conversion or operation of gas transmission, storage, distribution, liquefaction and re-gasification facilities; and

  •
  trading in gas.

        NERSA has the authority to determine maximum prices for distributors, reticulators and all classes of consumers where there is inadequate competition as contemplated in the South African Competition Act. NERSA may impose fines not exceeding R2 million a day, if a licencee fails to comply with its licence conditions or with any provisions of the Gas Act. The Piped Gas Regulations issued in terms of section 34(1) of the Gas Act was promulgated on 20 April 2007.

        The Regulatory Reporting Manual (RRM) developed in accordance with NERSA's authority to determine the format for regulatory reporting by licensed entities was gazetted on 9 September 2008 and is effective from 1 September 2008.

        In terms of the RRM, licencees are required to submit six monthly financial reports to NERSA in compliance with the RRM requirements. The RRM became effective on 1 July 2009. The RRM obliges licencees to agree to an implementation plan with NERSA, which includes an agreement on a cost allocation manual which will enable the conversion of Sasol Gas' statutory financial statements to the format requirement by NERSA as well as the date for the submission of the relevant financial statements to NERSA. Sasol Gas is engaging with NERSA in order to agree these matters for subsequent implementation. Separate financial reports are required for the different regulated activities of a licencee. Compliance with the RRM requirements, necessitates regulatory reporting and accounting activities in addition to the existing statutory accounting and reporting requirements of Sasol Gas and Rompco. Sasol Gas implemented substantial upgrades to its Enterprise Resource Planning (ERP) system in order to enable compliance with the RRM requirements.

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

        According to Section 35 of the Gas Act licence applications for existing business activities had to be submitted to NERSA within six months from the effective date of the Gas Act (2 May 2006) by any person owning or operating gas facilities or trading in gas. Accordingly, Rompco submitted an application for the operation of a gas transmission facility in respect of the Mozambique to Secunda pipeline. This licence to operate a transmission facility was issued to Rompco on 21 February 2007. Sasol Gas submitted licence applications for the operation of distribution and transmission facilities as well as for trading in gas.

        All the licence applications have been compiled in accordance with the Gas Act and the rules published by NERSA. On 27 October 2008, Sasol Gas was granted 27 distribution and trading licences in respect of its operations in the Mpumalanga, Gauteng, Free State and North West provinces and on 23 March 2009, was granted seven distribution and trading licences in the KwaZulu-Natal province.

        The licence applications in respect of the Sasol Gas' transmission operations have still to be concluded.

The Mozambique Gas Pipeline Agreement (Regulatory Agreement)

        This agreement entered into between the Minister of Mineral Resources of South Africa, the Minister of Trade and Industry of Mozambique and our company in connection with the introduction of natural gas by pipeline from Mozambique into South Africa is incorporated into the Gas Act through the reference thereto in Section 36 of the Act. The Gas Act provides that the terms of the agreement bind the Gas Regulator for a period until ten years after natural gas is first received from Mozambique (26 March 2004). From the date of the conclusion of the agreement, the terms of the agreement relating to the following matters constitute conditions of the licences to be issued to Sasol Gas and Rompco under the Gas Act:

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

        Although we negotiated a ten year regulatory dispensation (4 years remaining until 2014) with the South African government covering the supply of Mozambican natural gas to the South African market, we cannot assure you that the enactment of the Gas Act and the appointment of the NERSA will not have a material adverse impact on our business, operating results, cash flows and financial condition.

The Gas Regulator Levies Act

        The Gas Regulator Levies Act was signed into law on 15 January 2003 and came into effect on 1 November 2005. It provides for the imposition of levies by the Gas Regulator on the amount of gas delivered by importers and producers to inlet flanges of transmission or distribution pipelines. These levies will be used to meet the general administrative and other costs of the gas regulation activities of NERSA and the functions performed by NERSA in this regard. In terms of the Act, NERSA has to submit a budget to the Minister of Mineral Resources, which after approval by the Minister in conjunction with the Minister of Finance, will be relayed into a levy charged as a per gigajoule levy on the volumes of gas transported. The collection of levies commenced in September 2006. During the NERSA financial year which ended on 31 March 2010, Sasol Gas paid a total amount of R20,8 million in levies under this Act. For the NERSA financial year ending on 31 March 2011, the levies have been estimated to be R0 1928/GJ (2010—R0 1628/GJ). The levies have yet to receive required ministerial approval. It is anticipated that approximately R23,9 million will be paid in levies during this period.

Regulation of petroleum-related activities in South Africa

The Petroleum Products Amendment Act (Amendment Act)

        This Amendment Act, which became effective on 17 March 2006, amends the existing Petroleum Products Act by enacting provisions regulating a range of matters including the licensing of persons involved in the manufacturing, wholesale, holding or development of sites, and retail sale of petroleum products. The Amendment Act prohibits licensed wholesalers from holding retail licences, except for training purposes. As the Amendment Act and regulations to be promulgated there under regulate business activities conducted by Sasol Oil, Natref and Sasol Synfuels, they have applied for manufacturing licences in respect of our plants, wholesale licences in respect to our wholesale activities and site licences for our retail sites. We cannot assure you that these licences will be granted. It should be noted that, as a person conducting the aforesaid activities at the commencement of the Amendment Act, Sasol Oil and Sasol Synfuels are entitled to the issue of such licences if they are found to be in compliance with all legal requirements in force for the operation of their respective activities. However, new site developments could be delayed given the requirements under the new regulations.

        This Amendment Act entitles the Minister of Mineral Resources to regulate the prices of petroleum products. A regulatory price review is currently underway. The outcome is still uncertain, but it is possible that the wholesale and retail value of Sasol Oil's liquid fuels production could be affected.

The Petroleum Pipelines Act

        This Act, which was signed by the President of South Africa on 31 May 2004 and became effective on 1 November 2005, among other things, establishes a petroleum pipelines authority, namely NERSA, as custodian and enforcer of the regulatory framework applicable to petroleum pipelines.

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

        The Act provides that no person may construct, or operate, a petroleum pipeline, loading facility or storage facility without a licence issued by NERSA. It enables NERSA to impose conditions to such licences relating to, amongst other things:

  •
  pipelines being licensed for crude oil or petroleum products, or both;

  •
  interested parties being allowed to negotiate with licencees changes in the proposed routing, size and capacity of proposed pipelines;

  •
  shippers to be provided access to pipelines and capacity to be shared among users in proportion to their needs and within commercially reasonable and operational constraints; and

  •
  tariffs to be set by NERSA for pipelines, and approved by NERSA for loading and storage facilities.

        The resulting tariffs may influence the competitive position of Sasol Oil's products in the market. Currently, we are not impacted negatively by tariff rulings. However, we are unable to warrant that this situation will continue into the future.

        We have submitted applications for the issue of licences for our depots and related infrastructure and are embarking on the process of submitting tariff applications for approval of third party tariffs

        The Act enables the authority to expropriate land in accordance with Section 25 of the South African Constitution if a licencee is unable to acquire such land by agreement with the owner and the land is reasonably required for facilities which will enhance the Republic's petroleum pipelines infrastructure. The Act authorises the South African Minister of Energy to promulgate regulations and we cannot assure you that the application of the provisions of the Act, or the promulgation of regulations in terms thereof, will not have a material adverse effect on our business, operating results, cash flows and financial condition.

The Petroleum Pipelines Levies Act

        The Petroleum Pipelines Levies Act No. 28 of 2004 empowers the National Energy Regulator to impose levies on petroleum transported by petroleum pipelines. The levy is applied in funding NERSA and is fully recovered via the controlled fuel pricing mechanism.

        In terms of the Incremental Inland Transport Recovery Mechanism (IITRM), licensed wholesalers are refunded for incremental transport cost on petrol, diesel and jet fuel incurred as a result of logistical constraints to the Inland that is not recoverable through the current zone mechanism. Licensed wholesalers, wishing to participate in the mechanism, have to register with the DMR and provide the respective "shortfall" of petrol, diesel and jet fuel for twelve months from a designated date. A levy, determined by the DMR, based on the shortfall volume projected by wholesalers, will be collected at source for the benefit of Central Energy Fund (CEF). Wholesalers in turn will be able to claim the incremental transport cost, calculated by subtracting the zone recovery from a calculated transport tariff that is allowed for delivery to specific depots from CEF. A levy of 1,5c/l has been included in the pricing structures for collection at source, from 7 May 2008 to start building funds.

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

        We focus on our safety, health and environmental responsibilities through our SH&E policy, strategy and essential requirements and are committed to ensure that we operate under safe working practices, safeguard against accidents and avoid harm to people and the environment in all our businesses. Our SH&E essential requirements also extend to new joint ventures in which we participate.

        Safety, health and environmental laws and regulations affect a wide spectrum of our group activities. These statutory requirements often require permits or licences to be obtained for the use of natural resources such as water, and for the operation of our facilities and the disposal of our waste products. They also prescribe minimum standards for the safety and health of our employees. They impose restrictions on the types and quantities of emissions that can be released into the environment, and also regulate issues of product safety, waste generation, management and ultimate disposal. It is our expectation that these laws and regulations will become more stringent in the future.

Safety, health and environment policy and management systems

        We have developed a systems-oriented approach towards the management of these issues. We have moved from a division-based safety, health and environment management policy to a structure directed on a group basis. We are committed to sustainable development and legal compliance being the essential requirement for all our operations. Matters of safety, health and environment are treated as critical business issues. Planning of safety, health and environmental issues includes the setting of targets, performance measurement, reporting and review.

        In order to ensure that our safety, health and environmental performance is aligned with our group targets and objectives, SH&E governance and other audits are carried out regularly. All of our businesses are required to track their performance and furnish quarterly reports to their respective operating boards to the Group Executive Safety, Health and Environment Committee (acting as a sub committee of the GEC) and to the Group Risk and Safety, Health and Environment Committee. At the highest level, the Risk and Safety, Health and Environment Committee of the Sasol Limited Board considers the major risks and liabilities, progress on our internal indicators of performance and any major incidents and events of non-compliance. For information regarding our Group Executive Safety, Health and Environment Committee and the Risk and Safety, Health and Environment Committee of the Sasol Limited Board, refer also to "Item 6.C—Board Practices". Similar reports are also required to address significant division-specific issues. We use the findings emanating from SH&E governance and other audits to implement improvement measures. Specific governance structures were developed to address greenhouse gas challenges facing the group. The Greenhouse Gas Management Committee meets every two months to discuss strategic greenhouse gas issues. The members are also mandated to take decisions on behalf of the group. The Carbon Credit Management Committee functions as a sub-committee of the Greenhouse Gas Management Committee and governs the Group Carbon portfolio. A Climate Change task team has recently been constituted by the Group Executive Committee to assess, evaluate and make recommendations on pressing climate change related matters.

        Our businesses are required to manage their safety, health and environmental risks in line with internationally accredited management systems. On safety, health and environmental management systems, our operating businesses have achieved International Standards Organization (ISO) 14001 certification and Occupational Health and Safety Assessment Service (OHSAS) 18001 certification.

        The ISO 14001 and OHSAS 18001 standards are internationally accepted standards for the development and implementation of safety, health and environmental management systems. Certification to the standard entails regular audits by an independent, accredited third party auditor. We have also set Process Safety Management (based on the US Occupational Safety and Health Administration and other Sasol requirements) as additional essential corporate requirements, including a behavioural safety programme for all Sasol businesses. These systems and programmes are currently implemented and progressed.

Health and safety

        Safety.    In 2010, there were regrettably eight fatalities, compared to four in 2009. These occurred at Sasol Mining, Sasol Synfuels, Sasol Polymers and Sasol Infrachem. In addition, there was one service provider fatality at premises leased from Sasol by the service provider and not under the control of Sasol.

        Although safety improvement plans were developed and implemented based on recommendations from DuPont Safety Resources in 2006, the number of fatalities in 2010 necessitates urgent intervention. A revised safety improvement plan has been supported by the GEC and other SH&E governance structures. Key areas for intervention include: leadership coaching; management training; workshop discussions around practices and behaviours; and enhanced incident root cause analysis to enable the institutionalisation of learnings.

        The safety performances of our US and European operations have been excellent.

        Emissions.    Because of the nature of some of our processes, including coal gasification for the production of petrochemical products, our operations generate relatively high carbon dioxide emissions. Our coal gasification operations are situated in South Africa, which is classified as a developing country in terms of the Kyoto Protocol and though we are largely exempt from the emissions reduction targets required under the Protocol, we have implemented a successful project to replace coal as a feedstock with natural gas at our Sasolburg chemical operations. Sasol is also committed to reducing greenhouse gas emissions in terms of our Greenhouse Gas Policy Statement. We have established an internal Carbon Credit Management Committee to facilitate the governance of carbon credits obtained through, amongst other things, the clean development mechanism. We support the voluntary Energy Efficiency Accord championed by the South African Department of Energy.

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

        Water.    Water use is increasingly becoming a source of concern, not only in mining, but in all our operations, in particular in South Africa, Qatar and other arid countries. A series of water treatment and saving programmes and projects were introduced or are currently under way to address challenges in all of our operations. We have progressed significantly in the research and development of managing the water-related impacts of our mining activities. Sasol endorsed the United Nations Global Compact CEO Water Mandate which presents a comprehensive approach to water management. It is a voluntary initiative developed to inspire business to positively contribute to sustainable water resource management. Further initiatives on water management in South Africa, specifically, will be informed by the Water for Growth and Development Framework that is currently being developed by the Department of Water Affairs.

        Our project team of internal and external experts in mining, geohydrology, geochemistry, water and waste treatment is committed to researching innovative and cost-effective solutions to further reduce our impact on the environment.

        The long-term supply of water to the Secunda complex (up to 2030) has been augmented by the Vaal River Eastern Sub-System Augmentation Project (VRESAP). The Trans-Caledon Tunnel Authority was mandated by the then Minister of Water Affairs and Forestry of South Africa to fund and implement the VRESAP project to meet the growing demands of Eskom and Sasol in the Mpumalanga region. Construction of the VRESAP pipeline is complete. Since 1 June 2009, the project has been declared operational by the Department of Water Affairs. Temporary infrastructure will be used until the completion of the permanent abstraction works, which are scheduled for the end of the 2010 calendar year.

        Fires, explosions and releases.    The manufacture of petrochemicals involves using high volumes of flammable substances, often under high pressure and at high temperatures. Hence, managing the risk of fires, explosions and releases of hazardous substances is essential for us. In the course of our operations, we experienced a number of fires, explosions and releases of hazardous chemical substances, none of which were significant. We have taken steps to reduce the frequency and severity of these events through the implementation of the Process Safety Management System.

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

        In addition, since 11 September 2001, assessing and improving the security of chemical operations in the United States has become an important focus. Our Lake Charles plant has since evaluated plant security programmes and made changes in procedures and physical security measures. Sasol NA has also adopted a Security Code of Management Practice, which requires that we conduct a security vulnerability analysis to identify areas in which additional security measures are necessary, and have a management system in place for other aspects of plant, distribution and cyber security. We have also submitted all of the required security information to the Department of Homeland Security for compliance with the Chemical Facility Anti-Terrorism Standard (CFATS).

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

        Waste.    Potential risks associated with waste are a priority for us. Historical legacies are addressed in accordance with relevant legal requirements, and cleaner production techniques are implemented to address future risks. Where we acquire new plants, the attendant risks are identified and the necessary indemnities sought from the sellers. Where we have not secured such indemnities, we are confident that such risks and attendant liabilities will not have a material effect. New waste management legislation came into effect on 1 July 2009 in South Africa (excluding the provisions on the management of contaminated land) and is likely to have long-term implications on waste management practices and associated costs. It is, however, too early to estimate these as the implementation of the act is dependant upon the establishment of a National Waste Management Strategy that is currently being finalised.

        The Natural Gas Conversion Project has had a significant impact on the reduction of waste produced, specifically with regards to tar and oil waste and ash at our operations in Sasolburg. The ash dump presently has a negative growth rate due to ash sales for brick making.

        The South African Waste Discharge Charge System for the controlled discharge of effluent to a water body will be implemented by the Department of Water Affairs over the next three to five years. The financial impact to Sasol has yet to be quantified, but could be substantial. Waste and waste water effluent minimisation projects are receiving specific attention.

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

        Product Registration.    The new European Union Regulatory Framework for the Registration, Evaluation, and Authorisation of Chemicals (REACH) that came into effect on 1 June 2007, aims to improve the protection of human health and the environment while maintaining competitive trade. We acknowledge the requirements of REACH and will ensure that these substances that constitute our products and that are subject to REACH will meet these requirements. We therefore embrace the opportunity to interact with our suppliers, customers and end users to fulfill these requirements. In order to ensure continued production and sale of our products in the EU we completed the first REACH milestone, namely the pre-registration of the Sasol produced or imported substances by November 2008. We are now preparing for registration by categorising our substances according to the specified volume ranges and chemicals regarded as of high concern. Refer to "Item 4.B—Business overview—Sasol Solvents, Sasol Olefins & Surfactants, Sasol Wax and Merisol".

South Africa

Environmental regulation

        The Constitution of the Republic of South Africa provides the framework for the environmental legislation in South Africa. Section 24 of the Constitution enshrines the right of all citizens to an environment that is not harmful to their health and well-being and provides individuals with a right to the protection of the environment. It further provides that these rights can be enforced through reasonable legislative and other measures to prevent pollution and degradation, to promote conservation and to secure ecologically sustainable development. Further constitutional provisions provide relevant rights of enforcement, including class actions. A number of laws and regulations address specific issues relating to the protection of the environment. Recent changes in government resulted in the alignment of departments governing environmental matters. A single Ministry of Water and Environmental Affairs, now governs most of the environmental acts referred to below. Below is an analysis of some of these laws, which may be relevant to our operations.

        National Environmental Management Act.    The National Environmental Management Act (the Act) provides for co-operative environmental governance and coordination of the environmental functions of the government. The Act regulates environmental authorisation requirements, compliance and provides for enforcement measures including provision for fines of up to R10 million. These enforcement measures also extend to special environmental management acts, such as the Biodiversity Act, the Protected Areas Act, the Waste Act, the Water Act and the Air Quality Act. The Act principally imposes a duty of care on persons who have or may pollute or degrade the environment and other responsible parties to take reasonable measures to prevent and remediate environmental damage, protects workers refusing to undertake environmentally hazardous work and provides for control over emergency incidents. It promotes access to environmental information, protects whistleblowers and allows for private prosecution and class actions. The Act was recently amended to include provisions and requirements for environmental authorisations and impact assessments. Provisions in this regard under the Environment Conservation Act were repealed. Additional amendments have recently taken effect to facilitate the implementation of the proposed new environmental impact assessment regulations aiming to streamline the impact assessment requirements in support of economic growth objectives. However, the amendments impose stricter requirements in respect of environmental management programmes and permit the authorities to require financial security for compliance with the conditions of an authorisation, an environmental management programme and for closure. The latest amendments also provide for environmental authorisations related to mining and other activities (such as prospecting, production and exploration), presently regulated under the Mineral and Petroleum Resources Development Act, to be governed in terms of the National Environmental Management Act. The MPRDA has also been amended to give effect to this, but is not in effect yet. These specific provisions on environmental governance with respect to mining will only take effect within 18 months from the amendments to the MPRDA. These provisions will come into effect once the amendments to the MPRDA take effect.

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

Water protection

        The National Water Act provides for the equitable allocation of water for beneficial use, sustainable water resource management and the protection of the quality of water resources. The Act establishes water management procedures and protects water resources through the licensing of various uses of water. It also includes provisions for pollution prevention, remediation requirements and emergency incidents. The Department of Water Affairs is currently implementing a Waste Discharge Charge System, which may have a significant impact on operational costs in the next three to five years.

        A significant part of our operations, including mining, chemical processing and others, require use of large volumes of water. South Africa is generally an arid country and prolonged periods of drought or significant changes to current water laws could increase the cost of our water supplies or otherwise impact our operations. In this regard, the Department of Water Affairs is implementing a Pricing Strategy aimed at allocating the appropriate price for the use of water, which may have a significant impact on operational costs. Further initiatives in this regard include the Water Resource for Growth and Development Framework (intended to inform the revision of the National Water Resources Strategy, which is being updated and which will capture the overall approach to water management in South Africa, and the National Water Resource Allocation Strategy, aiming to ensure the equitable distribution of water. The Department of Water Affairs is also progressing towards establishing a state owned water resources infrastructure agency that will finance and implement all future national water infrastructure schemes.

Air protection

        The National Environmental Management: Air Quality Act recently promulgated, came into full effect on 1 April 2010. In terms of the act, the Department of Environmental Affairs (the Department) has set ambient air quality and minimum point source emission standards, declared Priority Areas for the implementation of Air Quality Management Plans and is currently reviewing atmospheric emission licences. This act imposes stricter standards on air quality management in South Africa, through the adoption of internationally accepted ambient and minimum point source emission standards. Compliance with the minimum point source emission standards will result in significant capital and operational costs. The minimum point source emission standards impose different standards for new and existing facilities to be complied with from 1 April 2010. New facilities must comply with the standards immediately. Existing facilities have five years within which to comply with standards imposed thereon and must comply with the standards imposed for new facilities within ten years.

        The Department has declared the Vaal Triangle (where the Sasolburg plant is situated) and the Highveld area (where our Secunda operations are situated) as Priority Areas. The Vaal Triangle Priority Area Air Quality Improvement Plan has been finalised and implemented. Compliance with the provisions of this plan will have significant cost implications. The Highveld Priority Area Air Quality Improvement Plan is being developed and we are providing input by participating in stakeholder meetings. The National Air Quality Management Framework was published in September 2007 and a second revision of this framework is still awaited. We further monitor air emissions at our plants to measure ambient air quality.

        Some of our processes in South Africa, especially coal gasification, result in relatively high carbon dioxide emissions. South Africa is considered a developing country in terms of the Kyoto Protocol and, accordingly, it is largely exempt from the emissions reductions required. Government has indicated its intention to commit to reduction targets under the voluntary Copenhagen accord in 2009. It is expected that these targets will be formalised into the Climate Change Response Policy for South Africa expected in the 2011 calendar year. We are an active participant on the National Climate Change Committee as a representative of Business Unity South Africa to assist government in meeting its commitment. In addition, we participate on the Department of Trade and Industry Climate Change Committee which aims to address various climate change policy development issues. We are taking measures to reduce our emissions, inter alia, through the use of natural gas from Mozambique since 2004 as a partial replacement for coal. This change also reduced sulphur dioxide emissions and hydrogen sulphide odours from gasification operations in the Sasolburg region. This effort resulted in the significant reduction of greenhouse gas emissions. In addition, we have successfully registered a nitrous oxide emission reduction project using the Clean Development Mechanism, thereby reducing greenhouse gas emissions equivalent by about half a million tonnes of carbon dioxide equivalent a year. We are also advancing the development of six additional Clean Development Mechanism Projects in various areas of our business. In advancing our overall sustainable development performance, we have also developed new greenhouse gas targets for the group, including emissions intensity and absolute emission reduction targets. We have invested significant capital for energy efficiency improvements at various plants that have resulted in greenhouse gas reductions and improvements in ambient air quality. The newly installed natural gas turbines at our Secunda operations will contribute significantly to carbon emission intensity reduction. During the course of 2008 and 2009, we have also invested in renewable energy and carbon capture and storage projects. Implementation of these initiatives and investments are ongoing.

Waste and hazardous substances

        The National Environmental Management: Waste Act.    The National Waste Management Act, 59 of 2008, took effect on 1 July 2009. The act repeals certain sections of the Environment Conservation Act and introduces new legislative requirements on all aspects of waste management in a comprehensive manner. The act also regulates on contaminated land management, but this section of the act is not in effect yet and is dependent on the finalisation of the Framework for the Management of Contaminated Land, expected to be published in the second half of the 2010 calendar year. The act imposes various duties on holders of waste (being any person who stores, accumulates, transports, processes, treats and disposes of waste). These duties are potentially far reaching as waste is broadly defined. The act also requires licences to be obtained for the commencement, undertaking or conducting of waste management activities. The process for the application for these licences is similar to the process for obtaining environmental authorisations under the National Environmental Management Act. The act further regulates on waste information systems and provides for specific regulation of priority wastes. The first step towards the full implementation of the act is the finalisation of the National Waste Management Strategy expected to be published in the second half of the 2010 calendar year. The framework will provide for, amongst other things, the development of norms and standards for the classification of hazardous waste, targets for waste reductions and waste management measures such as re-use, recycling and reduction and integrated waste management.

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

Other environmental legislation

        The National Road Traffic Act and its regulations regulate the transportation of dangerous goods and substances. This act provides specifications for road tankers, labelling, duties of responsible persons, compatibility of multi-loads, driver training and hazardous substance documentation. The National Railway Safety Regulator Act provides for similar regulation in respect of rail transport.

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

        For further information, refer to "Item 6.C—Board Practices—The Risk and Safety, Health and Environment Committee".

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

General environmental care

        On 28 April 2006, a new Environmental Decree (Legislative Decree 152/2006) came into force, regulating the most important environmental matters, including authorisations, emissions, water management, wastes and remediation and environmental damages. Several decrees were issued during 2007, 2008, 2009 and 2010, detailing different aspects of the law.

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

        Regulation of hazardous substances.    Legislative Decree 52/1997 implemented in Italy the EU Directive relevant to classification, packaging and labelling of dangerous substances. Legislative Decree 65/2003 implemented the EU Directives relevant to classification, packaging and labelling or dangerous preparations. New substances are subject, as laid down in European law, to a registration and notification process before they can be brought onto the market. Old substances that have been on the market since 1981 are assessed on the basis of relevant European regulation. Hazardous substances and preparations must be classified, labelled and packed in line with their hazardous properties; their manufacture, marketing and use may be prohibited or limited. The regulation of hazardous substances will in future be governed by the framework for REACH.

        Avoidance, recovery and disposal of waste.    Legislative Decree 152/06, Part 4, incorporates the principle of 'polluters pay' and further provides for cradle to the grave liability for waste. Legislative Decree 4/2008 introduced some requirements about Waste Water Treatment and Risks analysis compliance for underground water contamination.

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

Remedial action

        Active and former manufacturing sites.    Sasol NA has been investigating the remediation of soil and groundwater contamination at the Lake Charles chemical complex (LCCC) and Baltimore plant sites resulting from historical operations under orders issued by Louisiana and Maryland Departments of the Environment (DoE), respectively. The Vinyl Chloride Monomer (VCM) Plant which was sold to Georgia Gulf in 1999 is also subject to US Resource Conservation and Recovery Act (RCRA) corrective action requirements. An agreement has been reached with the Maryland Department of Environment on remediation technology that will be implemented at Baltimore late in the 2010 calendar year. Remedial costs at Baltimore are not expected to exceed US$600 000. The current costs of monitoring the VCM Plant site and any foreseeable remediation costs are not expected to be material.

        In addition to Sasol NA's operating sites, Sasol NA has been indemnified by Georgia Gulf Corporation against the costs of the remediation of three manufacturing operations sold in November 1999 and located in Aberdeen, Mississippi, Jeffersontown, Kentucky, and Oklahoma City, Oklahoma. Georgia Gulf has been released from liability at Mansfield, Massachusetts, where the business was sold but not the property. The Mansfield site, which is still owned by Sasol NA, has been extensively investigated and remediated since 1991, and the remediation of groundwater and an area of soil contamination is ongoing. The Aberdeen plant site has also been investigated under several orders issued by state authorities, and several areas of contamination have been remediated. Further investigations of part of the Aberdeen site are still being performed and the need for further remediation is currently being investigated and undertaken.

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

        The EECA also recommends removal actions for the "Main Channel Area" of Bayou Verdine. ConocoPhillips and Sasol NA intend to perform the Main Channel Removal Action under a Consent Decree. Under a Consent Decree, ConocoPhillips and Sasol NA hope to resolve all of the government's CERCLA claims against the companies in connection with the Calcasieu Estuary and will receive protection against CERCLA contribution claims by other "Potentially Responsible Parties" against the companies. An agreement has been reached with US EPA and the resource trustees concerning the scope of the "Main Channel Area" and natural resource restoration projects, as well as the amount of past agency response costs to be reimbursed by Sasol NA and ConocoPhillips. Sasol NA will pay 10% of these costs. Finalisation of the Consent Decree process is expected in the last quarter of the 2010 calendar year.

        Sasol NA's total estimated liability at 30 June 2010 for its 10% share of Bayou Verdine and the Calcasieu Estuary CERCLA Site is about US$1,8 million. Under the agreement for the acquisition of Sasol Chemie, 80% of Sasol NA's estuary related remediation costs are expected to be indemnified by RWE-DEA AG, and will continue to be indemnified until at least 1 March 2023.

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

        The Framework Environmental Law (20/97) was enacted in October of 1997. The aims of the Environmental Law are to provide a legal framework for the use and correct management of the environment and its components and to assure sustainable development in Mozambique. The Law is applicable to all public or private activities that may directly or indirectly influence the environment. It requires licensing of activities that are liable to cause significant environmental impacts. The granting of an environmental licence is subject to the preparation and approval of an appropriate level of environmental impact study and management plan. The body of environmental legislation is growing and comprises the Regulation on Environmental Impact Assessment Process (45/2004 of 29 September) which revokes the 1998 Regulation (76/98 of 29 December), the Regulation on Environmental Quality and Effluent Emissions Standards (18/2004) of 2 June and the Regulation on Environmental Auditing (32/2003) of 20 August. During 2006, new legislation was enacted namely the Regulation on Environmental Inspections (11/2006) of 15 June, the Regulation on Waste Management (13/2006) of 15 June and General Directives for Environmental Impact Studies (129/2006) and the Public Participation Process (130/2006) of 19 July. On 4 November 2008, Decree 42/2008 was enacted to amend articles 5, 15, 18, 20, 21, 24, 25 and 28 of the Environmental Impact Assessment Regulations approved by Decree 45/2004.

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

        In June 2005, we signed agreements with the Mozambican government for an offshore exploration licence in the Indian Ocean. Seismic activities were conducted from January to June 2007 following a comprehensive and detailed EIA process which took in excess of 13 months to complete and approve. To ensure an open and transparent process, Sasol promoted wide and active public consultation and engagement with all identified stakeholders, in line with the published EIA Regulations. As recommended in the EIA, Sasol undertook year long baseline and monitoring studies during 2007 pertaining to the potential impacts of shallow water exploration activities on sensitive receptors and in particular the resident dugong population and the artisanal fishery. Based on the outcomes and recommendations of the shallow water baseline and monitoring studies, we agreed to postpone all exploration activities in the shallow water environment, until the conclusion of the Strategic Environmental Assessment which is currently being planned by the Government of Mozambique. In August of 2008, Mozambique's Ministry for the Coordination of Environmental Affairs and the National Petroleum Institute were notified of our decision.

        The Simplified Environmental Impact Assessments for the planned onshore expansion aimed at the de-bottlenecking of the gas processing facility and the transportation pipeline have been concluded. The Environmental License for the Central Processing Facility (CPF) Expansion Project was issued in March 2009 and the project is currently in the execution phase. The Simplified Environmental Assessment for the Pipeline Expansion Project has been amended to accommodate scope changes and the environmental licences have accordingly been issued by the MICOA.

        The amended Simplified Environmental Impact Assessment was approved by the MICOA . Currently, Sasol is preparing for the payment of the respective licence, in terms of the Environmental Impact Assessment Regulation.

        The Inhassoro Development Environmental Impact Assessment (EIA), which began in the 2008 calendar year and was due to be completed in the middle of the 2009 calendar year, has been placed on hold, pending the drilling of an appraisal well to establish the feasibility of such a development.

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

        In accordance with the constitution of Mozambique, the land and the natural resources of the soil and the subsoil of the territorial waters and continental shelf are the property of the state, which determines the conditions for their development and use, through the Land Act (19/97, of 1 October) and Regulation of Land Act (Decree 66/98 of 8 December).

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

        Consent to Operate (CTO).    This is Oryx GTL's operating permit issued under the Authority of Law 30 of 2002 and its By-Law No. 4 of 2005 and is renewable on an annual basis. This permit stipulates general monitoring requirements, wastewater quality standards, point source air emission standards, overall noise level limit, handling and storage of hazardous wastes, chemical use, records and emergency response programmes.

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

        The Environmental Protection Law, Decree-Law No. 50 (1979), aims to meet the following objectives:

  •
  Protection of the environment;

  •
  Prevention of pollution (short- and long-term);

  •
  Sustainable development by developing natural resources for the benefit of the present and future generations;

  •
  The protection of society, human health and other living creatures; and

  •
  Protection of the environment from the damaging effect of activities outside of Iran.

        The Iranian Environment Supreme Council Decree No. 138 (1994), stipulates specific standards and regulations to meet The Environmental Protection Laws. This includes projects to do environmental impact assessments before construction and to obtain all approvals and implement necessary proactive measures before the issuing of a certificate to operate. Important executive regulations and by-laws used in Iran include the following:

  •
  Air protection law stipulates standards for air quality for different industries, including petrochemical industries and ambient air quality requirements.

  •
  Water protection law provides standards for pollutants in case of effluent discharges, which may impact on the environment.

  •
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

        Other environmental legislation.    Iran is a signatory to the following:

  •
  Kyoto protocol to the United Nations Framework Convention on Climate Change;

  •
  Stockholm Convention on Persistent Organic Pollutants;

  •
  Basel Convention on the Control of Trans-boundary Movements of Hazardous Wastes and their Disposal; and

  •
  Montreal Protocol on Substances that Deplete the Ozone Layer.

        Iran recently implemented a "Clean Development Mechanism" (CDM), an initiative to work on a plan to reduce the emission of greenhouse gases by reduction of flow gas flaring at the petrochemical complexes.

        The operations in Iran obtained their Integrated Management Systems (IMS) certification for OHSAS 18001, ISO 14001 and ISO 9001 in June 2010. Through international certification in these systems, complying with world class standards is demonstrated and managed as one of the business strategic objectives.

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

4.C    Organisational Structure

        Sasol Limited is the ultimate parent of the Sasol group of companies. Our wholly owned subsidiary, Sasol Investment Company (Pty) Limited, a company incorporated in the Republic of South Africa, holds primarily our interests in companies incorporated outside South Africa. The following table presents each of Sasol's significant subsidiaries (including direct and indirect holdings), the nature of business, percentage of shares of each subsidiary owned and the country of incorporation at 30 June 2010 .

Name	Nature of business	Percentage ownership	Country of incorporation
Sasol Mining (Pty) Limited	Coal mining activities	100	South Africa
Sasol Synfuels (Pty) Limited	Production of liquid fuels, gases and chemical products and refining of tar acids	100	South Africa
Sasol Technology (Pty) Limited	Engineering services, research and development and technology transfer	100	South Africa
Sasol Financing (Pty) Limited	Management of cash resources, investment and procurement of loans (for South African operations)	100	South Africa

Name	Nature of business	Percentage ownership		Country of incorporation
Sasol Investment Company (Pty) Limited	Holding company of the group's foreign investments (and investment in movable and immovable property)	100		South Africa
Sasol Chemical Industries Limited	Production and marketing of mining explosives, gases, petrochemicals, fertilisers and waxes.	100		South Africa
Sasol Gas Holdings (Pty) Limited	Holding company for the group's gas interests	100		South Africa
Sasol Oil (Pty) Limited	Marketing of fuels and lubricants	75		South Africa
Republic of Mozambique Pipeline Investments Company (Pty) Limited	Owning and operating the natural gas transmission pipeline between Temane in Mozambique and Secunda in South Africa for the transportation of natural gas produced in Mozambique to markets in Mozambique and South Africa	50		South Africa
Sasol Chemical Holdings International (Pty) Limited	Investment in the Sasol Chemie group	100		South Africa
Sasol Chemicals Europe Limited	Marketing and distribution of chemical products	100		United Kingdom
Sasol Chemicals Pacific Limited	Marketing and distribution of chemical products	100		Hong Kong
Sasol Financing International Plc	Management of cash resources, investment and procurement of loans (for operations outside South Africa)	100		Isle of Man
Sasol Gas Limited	Marketing, distribution and transportation of pipeline gas and the maintenance of pipelines used to transport gas	100		South Africa
Sasol Group Services (Pty) Limited	Supplier of functional core and shared services to the Sasol Group of companies	100		South Africa
Sasol Oil International Limited	Buying and selling of crude oil	75	(1)	Isle of Man
Sasol Petroleum International (Pty) Limited	Exploration, production, marketing and distribution of petroleum and natural gas	100		South Africa
Sasol Polymers International Investments (Pty) Limited	Holding company for Sasol Polymers' foreign investments	100		South Africa
Sasol Synfuels International (Pty) Limited	Develop and implement international GTL and CTL ventures	100		South Africa
Sasol Wax International Aktiengesellschaft	Holding company for Sasol Wax (outside South Africa) operations	100		Germany
Sasol Wax GmbH	Production, marketing and distribution of waxes and wax related products	100		Germany
Tosas Holdings (Pty) Limited	Investment holding company	75	(1)	South Africa
National Petroleum Refiners of South Africa (Pty) Limited	Refining crude oil	47,73	(1)	South Africa

Name	Nature of business	Percentage ownership	Country of incorporation
Sasol Chemie GmbH and Co. KG	Investment in the Sasol Germany GmbH, Sasol Solvents Germany GmbH and Sasol Olefins and Surfactants GmbH	100	Germany
Sasol Germany GmbH	Production, marketing and distribution of (chemical products) olefin and surfactant products	100	Germany
Sasol Solvents Germany GmbH	Production and marketing of solvents	100	Germany
Sasol Italy SpA	Trading and transportation of oil products, petrochemicals and chemical products and derivatives	99,9	Italy
Sasol North America Inc.	Manufacturing of commodity and speciality chemicals	100	United States

(1)
This represents our effective holding through our 75% interest in Sasol Oil (Pty) Limited.

4.D    Property, plants and equipment

Plants and facilities

        We operate coal mines and a number of plants and facilities for the storage, processing and transportation of oil, chemicals and gas related raw materials, products and wastes. For a detailed discussion regarding the use, capacity and products of these facilities provided for each business refer to "Item 4.B—Business Overview".

Coal mining facilities

        Our main coal mining facilities are located at the Secunda Mining Complex, consisting of underground mines (Bosjesspruit, Brandspruit, Middelbult, Syferfontein and Twistdraai export mine) and Sigma: Mooikraal near Sasolburg.

        Pages M-1 to M-4 include maps showing the location of our coal properties and major manufacturing plants in South Africa.

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

        The operations of Sasol Olefins & Surfactants, are based at three locations in Germany, most significant of these facilities are at Brunsbüttel (site size approximately 2,0 million m2; plant size 500 000 m2) and Marl (site size approximately 160 000 m2; plant size 75 000 m2).

        Sasol Wax facilities are based in Hamburg (site size approximately 160 000 m2; plant size 100 000 m2).

Our facilities in Italy

        The operations of Sasol Olefins & Surfactants are based at three locations in Italy. The primary facilities are at Augusta (site size approximately 1,36 million m2; plant size 510 000 m2) and Terranova (site size approximately 330 000 m2; plant size 160 000 m2).

Our facilities in the United States

        Various operations of Sasol Olefins & Surfactants are based at a number of locations in the United States. The most significant of these facilities is located at Lake Charles, Louisiana (site size approximately 3 million m2; plant size 540 000 m2).

        Merisol also has operations based at Oil City, Pennsylvania and Houston and Winnie, Texas.

        Sasol Wax's production facility is located in Richmond, California. Sales and marketing activities are conducted from its office in Hayward, California.

        For more information regarding capital expenditure in respect of these properties and the related facilities and operations, refer to "Item 4.A—History and development of the company—Capital expenditure" for a description of our material plans to construct, expand and enhance our facilities.

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

Mining properties and operations

Mine systems and their production capacity

        Sasol Mining operates six mines, the annual nominated capacities and actual production values are indicated in the following table:

  Nominated capacity and production

Mine	Nominated capacity per year(1) (Mt)	2010 actual production (Mt)	2009 actual production (Mt)
Bosjesspruit (Secunda)	8,0	7,6	6,4
Brandspruit (Secunda)	8,6	8,0	7,4
Middelbult (Secunda)	8,3	8,5	7,6
Syferfontein (Secunda)	9,4	9,9	9,5
Twistdraai Export (Secunda)	7,4	6,6	6,4
Sigma : Mooikraal (Sasolburg)	1,9	2,0	1,8

(1)
The 2010 nominated capacity of the mines is the expected maximum production of that mine during normal operational hours.

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

Processing operations

        Export business—Secunda operations.    The export business was initiated in August 1996 as part of a growth strategy. To date, a total of 43,4 Mt of coal has been exported, beneficiated from 117 Mt at the Twistdraai Export Plant from 1996 through 2010 . Coal is fed to the beneficiation plant from the existing Twistdraai Mine. The beneficiation plant produces primary export product with an ash content of approximately 12,5% (as received) as well as a secondary product for the Sasol Synfuels market.

        The export beneficiation plant has a design throughput capacity of 10,5 Mt per year. In the 2010 financial year, 6,4 Mt was processed. The plant consists of a primary and secondary beneficiation stage. The primary stage comprises three modules with two identical feed streams each. The coal is fed at a rate of 300 tons per stream per hour, which is fed into three 800 millimetre (mm) diameter dense medium cyclones. There are a total of 18 cyclones in the primary stage. The secondary stage consists of two modules with two 1 000 mm diameter dense medium cyclones.

        The ROM coal is transported via overland conveyor belts to the export beneficiation plant from the Twistdraai mine. The export product is loaded onto trains by means of a rapid load-out system, and then transported to the Richards Bay Coal Terminal in KwaZulu-Natal.

        The existing nameplate capacity at the Richards Bay Coal Terminal (RBCT) was increased from 76 Mt to 91 Mt per year, following the commissioning of the Phase V expansion in May 2010. Sasol Mining has a 5% share in the original capacity of this terminal, which corresponds to the existing entitlement of 3,6 Mt per year. Sasol Mining's entitlement l remained at 3,6 Mt per year after the expansion of the terminal. For the foreseeable future, it is anticipated that Sasol Mining will only export approximately 3,0 Mt per year. This is due to Transnet Freight Rail constraints and the commissioning of Phase V at RBCT.

        Sasol Coal Supply—Secunda operations.    Sasol Coal Supply operates the coal handling facility between Sasol Mining and Sasol Synfuels by stacking and blending coal on six stockpiles of 110 000 tons each. The overland conveyors from the mining operations to the coal handling facility are, in total, 35 km long and also form part of the Sasol Coal Supply operation.

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

Coal exploration techniques

        Sasol Mining's geology department employs several exploration techniques in assessing the geological risks associated with the exploitation of the coal deposits. These techniques are applied in a mutually supportive way to achieve an optimal geological model of the relevant coal seams, targeted for production purposes. The Highveld Basin is considered to be structurally complex when compared to the other coalfields in South Africa where mining activities are taking place. As a result, Sasol Mining bases its geological modelling on sufficient and varied geological information. This approach is utilised in order to achieve a high level of confidence and support to the production environment.

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

General stratigraphy

        The principal coal horizon, the Number 4 Lower Coal Seam, provides some 87,1% (2009: 91,0%) of the total proved and probable reserves. The Number 4 Lower Coal Seam is one of six coal horizons occurring in the Vryheid Formation of the Karoo Supergroup, a permo-carboniferous aged, primarily sedimentary sequence. The coal seams are numbered from the oldest to the youngest.

        Characteristics of the Number 4 Lower Coal Seam. The Number 4 Lower Coal Seam is a bituminous hard coal, characterised by the following borehole statistics:

  •
  The depth to the base of the seam ranges from 40 m to 241 m with an average depth of 135 m below the surface topography. All the current mining done on this seam is underground.

  •
  The floor of the seam dips gently from north to south at approximately 0,5 degrees.

  •
  The thickness of the seam varies in a range up to 10 m with a weighted average thickness of 3,3 m. In general, thinner coal is found to the south and thicker coal to the west adjacent to the Pre-Karoo basement highs.

  •
  The inherent ash content (air dried basis) is an average 28,6%, which is in line with the coal qualities supplied during the past 30 years to Sasol Synfuels.

  •
  The volatile matter content is tightly clustered around a mean of 19,5% (air dried).

  •
  The total sulphur content (air dried), which primarily consists of mineral sulphur in the form of pyrite and minor amounts of organic sulphur, averages 1,08% of the total mass of the coal.

        The other potential coal seam is:

  •
  The Number 2 Coal Seam, which provides an additional tonnage to the reserve in one area and was evaluated in a number of other areas to provide supplemental reserve tonnage. The Number 2 Coal Seam at Middelbult Colliery has been included into Sasol Mining's reserve base.

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

•
Geological loss factor: the geological loss factors vary in the respective blocks from 2,9% (Bosjesspruit) to 35% (Block 5 East) and averages at 10% in the operational mines. The geological loss factor is a discount factor applied to the gross in situ tonnage to take into account as yet unobserved geological features, which may occur. The geological loss factor is therefore a function of the borehole density and known geological complexity of the area, as well as the judgment of the competent person involved.

•
Mine layout losses: the mine layout loss factors, expressed as a percentage of the in situ coal reserves used varies between 12% for Middelbult and 47% for Brandspruit where panels have been laid out but not scheduled The mine layout loss factor is a discount factor required to account for the expected loss of coal reserves, due to actual mining activities, not reaching the defined boundary of the mineable in situ coal reserve block. The mine layout loss factors applied are therefore a function of the complexity of the depicted actual and anticipated geological structures and the actual historical loss factors experienced.

•
Mine method losses: this is the coal left behind in the roof due to not mining the full seam. The reason for this being safety, leaving a protective layer of coal in the roof of the coal seam. Losses reported are 12,8% (2009: 10,7) for Syferfontein, 0,9% (2009: 0,7%) for Twistdraai and 8,3% (2009: 8,8%) for Sigma Mooikraal

•
Mining losses: mining loss factor, expressed as a percentage of the mineable in situ coal reserve, vary between 37% for Thubelisha Shaft (2009: 40,64% for Twistdraa) and 58,2% (2009: 58,0%) for Syferfontein and Middelbult, with an average value of 45,3% for the operational mines. The factor for Twistdraai is low due to the high proportion of stooping tonnes left and the factor for Syferfontein and Middelbult is higher than other mines due to the lack of high extraction. The mining loss factor is the discount factor required to account for the expected loss of coal reserves, due to actual mining activities, which requires support pillars to be left in situ. The mining loss factors applied are therefore a function of the mining method used and planned to be used, as well as the actual historical loss factors experienced.

  •
  Contamination factor: the contamination factor expressed as a percentage of the extractable coal reserve, vary between 0,4% (2009: 0,4%) for Syferfontein and 4,2% for Bossjespruit (2009: 4,8% for Bosjespruit). The contamination factor for Bosjesspruit increased in 2008 due to the fact that thinner seams are mined and the equipment used is not optimal for thin seams, resulting in overcutting being planned, but is managed consistently. The contamination factor refers to the extraneous coal and non-coal material which is unintentionally added to the practical mining horizon, as a result of the mining operations. The contamination factors applied are therefore a function of expected geological conditions in the immediate roof and floor of the mining horizon, as well as the actual and historical contamination factors experienced. Contamination factors are also influenced by the equipment selection relative to the planned mining height.

  •
  Superficial moisture factor: the superficial moisture factor, expressed as a percentage of the extractable coal reserve, vary between 4,2% for Thubelisha Shaft and Middlebult (2009: 4,7% for Middelbult) and 2,3% for Sigma Mooikraal. The superficial moisture refers to the extraneous moisture added to the extracted coal as a result of the mining operations. The factors applied are therefore based mostly on the historical factors experienced.

Reserve estimation (remaining reserves at 31 March 2010)

        We have approximately 3,9 billion tons (Bt) of gross in situ proved and probable coal reserves in the Secunda Deposit and approximately 1,4 Bt of recoverable reserves. The coal reserve estimations are set out in table 1 below. The different reserve areas are depicted on a map on page M-4, as well as whether a specific reserve area has been assigned to a specific mine.

Table 1.

Coal reserve estimations(1) as at 31 March 2010, in the Secunda area where Sasol Mining has converted mining rights (signed on 29 March 2010) in terms of the Mineral and Petroleum Resources Development Act, Act 28 of 2002.

Reserve area	Gross in situ coal resource(2) (Mt)(5)	Geological discount (Mt)(5)	Mine layout losses (Mt)(5)	Extraction rate (%)	Recoverable reserves(3) (Mt)(5)	Beneficiated yield (%)		Proved/ probable
Middelbult Mine, number 4 seam	798	128	212	42	265	100		Proved
Middelbult Mine, number 2 seam	162	32	13	39	56	100		Probable
Bosjesspruit Mine	357	11	91	57	165,9	100		Proved
Twistdraai Mine	63	3	13	59	35	P51,S20	(4)	Proved
Syferfontein Mine	469	19	66	40	166	100		Proved
Brandspruit Mine	144	12	59	56	51	100		Proved
Twistdraai Thubelisha Shaft	408	61	167	62	164	P35,S45	(6)	Proved
Impumelelo, Block 2, number 4 seam	447	121	125	54	151	100		Proved
Impumelelo, Block 2, number 2 seam	237	64	66	54	80	100		Probable
Block 2 South, number 4 seam	363	98	102	54	123	100		Probable
Block 2 South, number 2 seam	133	36	37	54	45	100		Probable
Block 5 East	184	64	22	45	47	100		Probable
Block 3 South	141	38	19	58	52	100		Probable

Total Secunda Area	3 906				1 400,9

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

(6)
Twistdraai Colliery, Thubelisha Shaft contains some coal which can be beneficiated for the export market. The project is currently in construction phase and production will start by 2012.

Coal qualities per associated reserve estimation (remaining reserves at 31 March 2010)

        In tables 2 and 3, additional information regarding coal qualities is provided.

Table 2.

Coal qualities, on an air dry basis, in respective coal reserve areas, where Sasol Mining has converted mining rights in respect of the Secunda mining complex in terms of the Mineral and Petroleum Resources Development Act, Act 28 of 2002.

Reserve area	Wet/ dry tons	Average Inherent Moisture Content (%)	Average Superficial Moisture Content (%)	Assigned/ unassigned	Steam/ metallurgical coal	Heat Value (air dry) basis MJ/kg	Sulphur (air dry basis)
Middelbult Mine	Wet	4,2	4,5	Assigned	Steam	20,2	0,8
Bosjesspruit Mine	Wet	3,6	4,0	Assigned	Steam	20,6	1,1
Twistdraai Mine	Wet	3,7	3,5	Assigned	Steam	20,3	1,2
Syferfontein Mine	Wet	5,7	4,8	Assigned	Steam	21,7	0,7
Brandspruit Mine	Wet	4,0	3,7	Assigned	Steam	18,4	1,3
Twistdraai, Thubelisha Shaft	Wet	4,3	4,3	Assigned	Steam	21,0	1,0
Impumelelo, Block 2, number 4 seam	Wet	4,1	3,7	Unassigned	Steam	18,2	1,2
Impumelelo, Block 2, number 2 seam	Wet	3,6	3,7	Unassigned	Steam	17,4	0,7
Block 2 South, number 4 seam	Wet	4,1	3,7	Unassigned	Steam	18,2	1,2
Block 2 South, number 2 seam	Wet	3,6	3,7	Unassigned	Steam	17,4	0,7
Block 5 East	Wet	3,7	3,1	Unassigned	Steam	20,8	1,0
Block 3 South	Wet	3,4	3,5	Unassigned	Steam	21,9	0,7

Table 3.

Coal qualities, on an as received basis, in respective coal reserve areas, where Sasol Mining has converted mining rights in the Secunda mining complex in terms of the Mineral and Petroleum Resources Development Act, Act 28 of 2002.

Reserve area	Wet/ dry tons	Average Inherent Moisture Content (%)	Average Superficial Moisture Content (%)	Assigned/ unassigned	Steam/ metallurgical coal	Heat Value (as received) basis MJ/kg	Sulphur (as received basis)
Middelbult Mine	Wet	4,3	4,5	Assigned	Steam	19,2	0,8
Bosjesspruit Mine	Wet	3,6	4,0	Assigned	Steam	19,8	1,0
Twistdraai Mine	Wet	3,7	3,5	Assigned	Steam	19,5	1,1
Syferfontein Mine	Wet	5,7	3,8	Assigned	Steam	20,8	0,7
Brandspruit Mine	Wet	4,1	3,7	Assigned	Steam	18,4	1,3
Twistdraai Colliery, Thubelisha Shaft	Wet	4,3	4,3	Assigned	Steam	20,2	1,0
Impumelelo, Block 2, number 4 seam	Wet	3,7	3,7	Unassigned	Steam	17,5	1,2
Impumelelo, Block 2, number 2 seam	Wet	3,7	3,7	Unassigned	Steam	16,7	0,6
Block 2 South, number 4 seam	Wet	4,1	3,7	Unassigned	Steam	17,5	1,2
Block 2 South, number 2 seam	Wet	3,6	3,7	Unassigned	Steam	16,7	0,6
Block 5 East	Wet	3,7	3,1	Unassigned	Steam	20,3	1,0
Block 3 South	Wet	3,4	3,5	Unassigned	Steam	21,1	0,7

Criteria for proved and probable

        Over and above the definitions for coal reserves, probable coal reserves and proved coal reserves, set forth in Industry Guide 7, under the US Securities Act of 1933, as amended, which are included in our glossary, we consider the following criteria to be pertinent to the classification of the reserves.

        Probable reserves are those reserve areas where the drill hole spacing is sufficiently close in the context of the deposit under consideration, where conceptual mine design can be applied, and for which all the legal and environmental aspects have been considered. Probable reserves can be estimated with a lower level of confidence than proved coal reserve. Currently this classification results in variable drill spacing depending on the complexity of the area being considered and is generally less than 500 m, although in some areas it may extend to 880 m. The influence of increased drilling in these areas should not materially change the underlying geostatistics of the area on the critical parameters such as seam floor, seam thickness, ash and volatile content.

        Proved reserves are those reserves for which the drill hole spacing is generally less than 350 m, for which a complete mine design has been applied which includes layouts and schedules resulting in a full financial estimation of the reserve. This classification has been applied to areas in the production stage or for which a detailed feasibility study has been completed.

Legal rights on coalfields

        Prospecting permits and mining authorisations (including the underlying mineral rights) were substituted with interim statutory rights to be converted into new order rights in accordance with the transitional provisions of the Mineral and Petroleum Resources Development Act (Act 28 of 2002), which came into effect on 1 May 2004. Sasol Mining, therefore, hold these interim statutory rights (old order mining rights) to mine more than 98% of the mineral rights previously owned in the Secunda area. Sasol Mining's old order mining rights consisting of 163 687 hectares of coal rights in respect of the Secunda area and 4 938 hectares in respect of the Mooikraal operation near Sasolburg were converted into new order mining rights on 29 March 2010. The four converted mining rights in respect of the Secunda Complex comprises the total reserve area depicted in table 1 and plan in attachment page M-4. Refer to also "Item 4.B Business Overview—Regulation of mining activities in South Africa". In respect of the Mooikraal Operation in the Free State, the relevant old order mining right was also converted and signed on 29 March 2010. In addition, Sasol Mining was granted a mining right in respect of small reserve blocks situated within or adjacent to the Mooikraal Operation.

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

        Sigma Mine has been active since 1950 and has completed total extraction of bord and pillar and longwall mining on both the major coal seams. The operations at the Mohlolo underground mines, developed from the highwalls of the Wonderwater strip mine, were closed during the 2006 calendar year.

        The Sigma: Mooikraal mine started production during 2006. The production for 2010 is 2 Mt, where the number 3 B seam is mined.

Selected mining horizon

        The determination of the selected mining horizon is driven primarily by the required coal quality for the steam process at Sasol Infrachem. In order to define the mining horizon, detailed sampling, with associated coal seam descriptions, are conducted. From this, both a visual and chemical correlation of the plies are made.

Reserve estimation

        Sasol Mining has 21,3 Mt proved recoverable coal reserves for supply to Sasol Infrachem for steam generation from the number 3B coal seam. The reserve estimation is depicted in Table 4 below.

Table 4.

Coal reserve estimation(1) of proved and probable reserves, in areas where Sasol Mining has converted mining rights in the Sasolburg mining complex, in terms of the Mineral and Petroleum Resources Development Act, Act 28 of 2002.

Reserve area	Coal seam	Gross in situ coal resource(2) (Mt)(5)	Geological discount (Mt)(5)	Mine layout losses (Mt)(5)	Extraction Rate (%)	Recoverable Coal reserves(3&4) (Mt)(5)	Proved/ probable
Sigma : Mooikraal	3B	67	8	22	47	21	Proved
Sigma : Mooikraal (Remainder)(6)	3B	152	18	56	39	50	Probable

Total Sasolburg area		219				71

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

(6)
The remainder portion of the Sigma: Mooikraal reserve area, the coal is overlain by a dolerite sill, which had an effect on the coal seam which is planned to be mined. The reserves in this area are therefore indicated as probable reserves. The reserves' minebility will be proved once mining is attempted in this area.

Coal qualities per associated reserve estimation (remaining reserves at 31 March 2010)

        In tables 5 and 6 additional information regarding coal qualities is provided.

Table 5.

Coal qualities on an Air Dry Basis, per reserve estimation area, in areas where Sasol Mining has converted mining rights in the Sasolburg mining complex in terms of the Mineral and Petroleum Resources Development Act, Act 28 of 2002.

Reserve area	Wet/ dry tons	Average inherent moisture content (%)	Average superficial moisture content (%)	Assigned/ unassigned	Steam/ metallurgical coal	Heat Value (air dry basis) MJ/kg	Sulphur (air dry basis)
Sigma : Mooikraal	Wet	4,6	2,0	Assigned	Steam	21,1	0,9
Sigma : Mooikraal (Remainder)	Wet	5,3	3,2	Assigned	Steam	20,2	0,6

Table 6.

Coal qualities on an as received basis, per reserve estimation area, in areas where Sasol Mining has converted mining rights in the Sasolburg mining complex in terms of the Mineral and Petroleum Resources Development Act, Act 28 of 2002.

Reserve area	Wet/ dry tons	Average inherent moisture content (%)	Average superficial moisture content (%)	Assigned/ Unassigned	Steam/ metallurgical coal	Heat value (as received basis) MJ/kg	Sulphur (air dry basis)
Sigma : Mooikraal	Wet	4,7	2,0	Assigned	Steam	20,6	0,9
Sigma : Mooikraal (Remainder)	Wet	5,3	3,2	Assigned	Steam	19,2	0,6

Oil and gas production and exploration operations

        SPI, our dedicated oil and gas exploration and production company, currently has reserves in two fields:

  •
  In Gabon, the company holds a 27,75% non-operated interest in the offshore Etame Marin permit. An internally determined assessment of oil reserves was conducted during July 2010. As this licence is a Production Sharing Contract, reserves reported represent the net economic interest volumes attributable to the company, after deduction for royalties, grossed up for income taxes.

  •
  In Mozambique, the company holds a 70% operated interest in the Pande and Temane Petroleum Production Agreement gas fields. An internally determined assessment of gas reserves was conducted during July 2010. Reserves reported represent the net economic interest volumes attributable to the company, after deduction of petroleum production tax. Additionally, the Proved Developed and Undeveloped volumes booked are restricted to the take-or-pay quantities defined in the gas sales agreement for the remainder of the 25-year term. A phased approach to field development has been followed with Temane. During the first semester of 2009, the first development of the Pande field has been completed and production commenced in 2009.

Reserve and production disclosure

        Refer to unaudited supplemental oil and gas information to "Item 18—Financial statements" for further disclosures of synthetic oil, natural oil and gas operations.

		Crude oil and condensate			Natural gas
	Synthetic oil South Africa(1)	Mozambique	Other areas	Total	Mozambique	Other areas	Total
	Millions of barrels	Millions of barrels			Billions of cubic feet
Proved developed and undeveloped reserves
Balance at 30 June 2007	—	5,6	8,5	14,1	1 276,6	—	1 276,6
Revisions	—	(0,6)	(0,7)	(1,3)	2,8	—	2,8
Production	—	(0,5)	(1,8)	(2,3)	(65,4)	—	(65,4)

Balance at 30 June 2008	—	4,5	6,0	10,5	1 214,0	—	1 214,0
Revisions	—	1,6	0,8	2,4	495,1	—	495,1
Extension/discoveries	—	—	2,4	2,4	—	—	—
Production	—	(0,5)	(2,0)	(2,5)	(65,3)	—	(65,3)

Balance at 30 June 2009	—	5,6	7,2	12,8	1 643,8	—	1 643,8
Revisions	685,0	(0,7)	(0,9)	(1,6)	21,6	—	21,6
Improved recovery	—	—	0,2	0,2	—	—	—
Extension/discoveries	203,0	—	—	—	—	—	—
Production	(47,0)	(0,2)	(1,9)	(2,1)	(68,0)	—	(68,0)

Balance at 30 June 2010	841,0	4,7	4,6	9,3	1 597,4	—	1 597,4

Proved developed reserves
At 30 June 2008	—	2,1	5,4	7,5	277,3	—	277,3

At 30 June 2009	—	2,3	6,8	9,1	780,9	—	780,9

At 30 June 2010	638,0	2,0	2,7	4,7	805,5	—	805,5

(1)
Synthetic oil equivalent proved coal reserves were added with effect from 1 July 2009.

        The table above records estimates of the synthetic oil equivalents and natural oil and gas reserve quantities held by Sasol through its various operating entities under Sasol Mining (Pty) Limited and Sasol Petroleum International (Pty) Limited (SPI), respectively.

ITEM 4A.    UNRESOLVED STAFF COMMENTS

        There are no unresolved written comments from the SEC staff regarding our periodic reports under the Exchange Act received more than 180 days before 30 June 2010.

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        This section should be read in conjunction with our consolidated financial statements included in "Item 18—Financial Statements" as at 30 June 2010, 2009 and 2008, and for the years ended 30 June 2010, 2009 and 2008, including the accompanying notes, that are included in this annual report on Form 20-F. The following discussion of operating results and the financial review and prospects as well as our consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

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

5.A    Operating results

Company and business overview

        Sasol is an integrated energy and chemical company. We add value to coal, oil and gas reserves, using these feedstocks to produce liquid fuels, fuel components and chemicals through our unique, proprietary technologies. We mine coal in South Africa and produce gas and condensate in Mozambique and oil in Gabon, and our chemical manufacturing and marketing operations span the globe. In South Africa, we refine imported crude oil and retail liquid fuel products through our network of retail convenience centres. We also supply fuels to other distributors in the region and gas to industrial customers.

        We maintain extensive chemical manufacturing and marketing operations, mostly in South Africa, Europe, the United States of America (USA), the Middle East and Asia.

        In South Africa, we refine imported crude oil and retail liquid fuels through a network of 418 Sasol retail convenience centres and Exel service stations. We also supply fuels to oil companies operating in South Africa and other distributors in South Africa and sub-Saharan Africa. Through Sasol Synfuels International (SSI) we are pursuing international opportunities to commercialise our CTL and GTL technology. We brought our first international GTL plant, Oryx GTL, into operation in 2007 in response to the growing international interest in our CTL and GTL offerings, as we continue to expand our international presence. We are promoting our CTL technology in China, Indonesia and India, and GTL technology in Uzbekistan.

        We employ approximately 33 300 people worldwide and remain one of South Africa's largest investors in capital projects, skills development and technological research and development.

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

        The volatility of the crude oil price is illustrated in the following table, which shows the annual high, low and average of the European Brent crude oil price (free on board) in US dollars for the past ten years and to 21 September in the 2010 calendar year:

	US dollars per barrel (US$/b)
Financial year	Average(1)	High	Low
2000	24,03	31,93	17,25
2001	28,38	37,43	22,23
2002	23,24	29,22	16,51
2003	27,83	34,94	22,82
2004	31,30	39,22	25,51
2005	46,17	58,50	35,36
2006	62,45	74,45	52,84
2007	63,95	78,26	49,95
2008	95,51	139,38	67,73
2009	68,14	143,95	39,41
2010 (through 30 June)	74,37	88,09	58,25
July 2010	75,58	78,60	71,73
August 2010	77,04	83,76	70,61
September 2010	74,97	77,19	73,52

Source: Energy Information Administration (US Department of Energy)

(1)
The average price was calculated as an arithmetic average of the quoted daily spot price.

        On 21 September 2010, the price of European Brent crude oil was US$73,52/b.

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

        In 2009, we hedged the equivalent of approximately 30% of Sasol Synfuels' production (45 000 bpd). A zero cost collar hedge was entered into in August 2008 in terms of which the group was protected at crude oil prices below US$90/b, and benefited from crude oil prices up to US$228/b. A similar crude oil hedge was entered into for approximately 30% (550 000 barrels) planned production from Sasol Petroleum International's West African output for a range between US$90/b and US$240/b. As a result of the significant decrease in crude oil prices during 2009 (average dated Brent was US$68,14/b in 2009 compared to US$95,51/b in 2008), the settlement of the oil hedges in May 2009 resulted in a net cash inflow of R5,1 billion for the year ended 30 June 2009. Refer to "Item 11.—Quantitative and qualitative disclosure about market risk".

        While we believe this hedging strategy has been appropriate in the past, there are other risk mitigation initiatives, such as cost containment, cash conservation and capital prioritisation, which need to be considered in conjunction with this strategy and which have already resulted in a strengthening of our balance sheet. As a result, for the 2010 financial year, we have not entered into a similar hedge as in the past as we did not consider there to have been value in the zero cost collars available in the market during the financial year. However, the situation is monitored regularly to assess when a suitable time might be to enter into an appropriate hedge.

        In 2011, for budgeting and forecasting purposes, we estimate that for every US$1/b increase in the annual average crude oil price, our group operating profit will increase by approximately R615 million. This estimate is applicable for a US$80/b crude oil price and an average rand/US dollar exchange rate of R7,75. It should be noted that in the volatile environment that we are currently experiencing, these sensitivities could be materially different than those disclosed depending on the crude oil price, exchange rates, product prices and volumes.

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

        After the significant weakening of the rand against the US dollar in 2002, the rand appreciated against the US dollar between 2003 and 2005. This appreciation had a negative impact on our operating results over this period. In 2006, the rand began to weaken against the US dollar. During 2008, the rand weakened slightly against the US dollar, with the average exchange rate for 2008 being R7,30 per US dollar compared to R7,20 per US dollar in 2007. In 2009, the rand weakened further against the US dollar, with the average rate for 2009 being R9,04 per US dollar compared to R7,30 per US dollar in 2008. In 2010, the rand strengthened by 16% against the US dollar, despite the global economic crisis and the fragility of the beginnings of the global economic recovery, with the average rate for the year being R7,59 per US dollar. This strengthening in the rand had a negative impact on our operating results in 2010. The relationship between the euro and US dollar impacts the profitability of our European operations, where our costs are euro based and a significant portion of our turnover is US dollar based. Between 2006 and 2009, the euro strengthened against the US dollar which negatively impacted the profitability of our European operations, whereas in 2010, the euro weakened against the US dollar which had a positive impact.

        Subsequent to year end, the rand/US dollar exchange rate has continued to strengthen. On 23 September 2010, the rand/US dollar exchange rate was R7,07.

        The average exchange rate for the year has a significant effect on our turnover and our operating profit. In 2011, for budgeting and forecasting purposes, we estimate that for every R0,10 weakening or strengthening in the annual average rand/US dollar exchange rate, our operating profit will increase or decrease by approximately R632 million, as applicable. This estimate is applicable is applicable for a US$80/b crude oil price and an average rand/US dollar exchange rate of R7,75. It should be noted that in the volatile environment that we are currently experiencing, these sensitivities could be materially different than those disclosed depending on the crude oil price, exchange rates, product prices and volumes.

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

        We manage our foreign exchange risks through the selective use of forward exchange contracts and cross currency swaps. We use forward exchange contracts to reduce foreign currency exposures arising from imports into South Africa. The GEC sets limits to specifically assess large forward cover amounts for long periods into the future which has the potential to materially affect Sasol's financial position. These limits are reviewed from time to time. We apply the following principal policies in order to protect ourselves against the effects (on our South African operations) on the volatility of the rand against other major currencies as well as an anticipated long-term trend of a devaluing rand:

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

        On average, we experienced an increase in the polymer prices and a decrease in ammonia product prices in 2010, compared to 2009, with a marginal decrease in solvent product prices. The global economic conditions negatively affected the overall worldwide chemical prices in 2009, however in 2010, we have seen an increase in demand due to the recovery in the global economy. The increase in crude oil prices in 2010 also precipitated the increase in prices and margins for chemical products during the latter half of the year.

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

Coal prices

        Internal coal sales are made to Sasol Synfuels and Sasol Infrachem. Coal sales prices into these markets are based on contracts and are subject to periodic price adjustments. Transfer price negotiations are at arm's length and market related.

        Approximately 7,55% of coal production is sold to external markets (3,0 million tons (Mt) was sold to the export market (2009—3,2 Mt) predominantly in Europe and Asia and 0,1 Mt was sold to the South African market (2009—0,2 Mt)). External sales to these markets represented approximately 21,68% of the total turnover generated by Sasol Mining during 2010 (2009—34,8%).

        Export coal sales prices are compared to the published international coal price indices to track performance. Sasol Mining's policy is to sell at prices partially on an American Petroleum Standard Index (API) related basis, and partially on fixed prices. Sales at fixed prices are normally not extended beyond sixteen months forward.

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

        The history of the South African consumer price index (CPI) and producer price index (PPI) is illustrated in the following table, which shows the average increase in the index for the past 10 calendar years and the annual percentage change on a monthly basis in calendar year 2010:

Calendar year	CPI	PPI
2000	5,4%	9,2%
2001	5,7%	8,4%
2002	9,2%	14,2%
2003	5,8%	1,7%
2004	1,4%	0,6%
2005	3,4%	3,1%
2006	4,6%	7,7%
2007	7,2%	10,9%
2008	11,5%	14,2%
2009	7,1%	(0,1)%
January 2010	6,2%	2,7%
February 2010	5,7%	3,5%
March 2010	5,1%	3,7%
April 2010	4,8%	5,5%
May 2010	4,6%	6,8%
June 2010	4,2%	9,4%
July 2010	3,7%	7,7%

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

  •
  The National Energy Regulator Act;

  •
  The Petroleum Products Act and the Petroleum Products Amendment Act;

  •
  The Petroleum Pipelines Act;

  •
  The Petroleum Pipelines Levies Act; and

  •
  The Restitution of Land Rights Act.

        We are also subject to various local, national and regional safety, health and environmental laws and regulations. Our global operations are also impacted by international environmental conventions. See "Item 4.— Business overview" and "Item 3.D—Key information—Risk factors" for the details of the various laws and regulations which may impact on our operating results, cash flows and financial condition.

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

Broad-based Black Economic Empowerment transactions

Sasol Mining BEE transaction

        We announced on 16 March 2006, the first phase implementation of Sasol Mining's black empowerment strategy for compliance with the Mining Charter and the MPRDA through the formation of Igoda Coal (Pty) Limited (Igoda Coal), a 65:35 BEE venture with Exxaro Coal Mpumalanga (formerly Eyesizwe Coal (Pty) Limited). During August 2009, we received a notice of intention to withdraw from the Igoda transaction from our partner, Exxaro Coal Mpumalanga. Sasol Mining is actively pursuing alternatives to ensure its BEE strategy remains intact.

        On 11 October 2007, Sasol Mining announced the second phase of its BEE strategy by the formation of a black-woman controlled mining company called Ixia Coal (Pty) Limited (Ixia). Ixia is a venture with Women Investment Portfolio Holdings Limited and Mining Women Investments (Pty) Limited. The transaction is valued at R1,9 billion. This transaction brings Sasol Mining's BEE ownership component to an estimated 20% (calculated on attributable units of production). The transaction will be financed through equity (R47 million) and a combination of third party funding and appropriate Sasol facilitation. Ixia has procured its share of the financing for the transaction. The implementation of the transaction was conditional upon, inter alia, the conversion of the existing prospecting permits and mining authorisations (old order mining rights) to new order rights. The conversion of rights has been approved by the Department of Mineral Resources (DMR). The converted mining rights were signed and notarially executed on 29 March 2010. The converted mining rights for the Secunda Complex have been granted for a period of ten years. Sasol Mining has the exclusive right to apply and be granted renewal of the converted mining right for periods not exceeding 30 years at a time. The Mooikraal complex converted mining right has been granted for the maximum allowable period of 30 years. The Competition Tribunal of South Africa approved the transaction on 1 September 2010. We anticipate that this transaction will be completed by the end of September 2010. The transaction was not yet effective at 30 June 2010.

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

Sasol Inzalo share transaction

        During May 2008, the shareholders approved the Sasol Inzalo share transaction, a broad-based BEE transaction, which resulted in the transfer of beneficial ownership of 10% (63,1 million shares) of Sasol Limited's issued share capital before the implementation of this transaction to its employees and a wide spread of black South Africans (BEE participants). The transaction was introduced to assist Sasol, as a major participant in the South African economy, in meeting its empowerment objectives. This transaction will provide long-term sustainable benefits to all participants and has a tenure of ten years from the inception of the scheme. The following BEE participants acquired indirect or direct ownership in Sasol's issued share capital at the time as follows:

  •
  Sasol employees and black managers through the Sasol Inzalo Employee Trust and Sasol Inzalo Management Trust (Employee Trusts)—4,0%;

  •
  The Sasol Inzalo Foundation—1,5%;

  •
  Selected participants—1,5%; and

  •
  The black public through:

  •
  The funded invitation—2,6%; and

  •
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

The Sasol Inzalo Employee Trust and The Sasol Inzalo Management Trust

        On 3 June 2008, staff members that were South African residents or who were migrant workers that did not participate in the Sasol Share Incentive Scheme and the Sasol Share Appreciation Rights Scheme, participated in The Sasol Inzalo Employee Trust (Employee Scheme), while all senior black staff that are South African residents participated in The Sasol Inzalo Management Trust (Management Scheme). The share rights, which entitled the employees from the inception of the scheme to receive ordinary shares at the end of the ten years, vest according to the unconditional entitlement as follows:

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

Selected participants

        On 27 June 2008, selected BEE groups (selected participants) which include Sasol customers, Sasol suppliers, Sasol franchisees, women's groups, trade unions and other professional associations, through a funding company, subscribed for 9,5 million Sasol preferred ordinary shares. The shares, which were not allocated to selected participants, have been subscribed for by a facilitation trust, which is funded by Sasol. As at 30 June 2010, 1,1 million (2009—1,1 million) Sasol preferred ordinary shares were issued to the facilitation trust. The selected participants contributed equity between 5% to 10% of the value of their underlying Sasol preferred ordinary shares allocation, with the balance of the contribution being funded through preference share debt, including preference shares subscribed for by Sasol, issued by the funding company.

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

Black public invitations

Funded invitation

        The members of the black public participating in the funded invitation, through a funding company, subscribed for 16,1 million Sasol preferred ordinary shares. The black public contributed equity between 5% to 10% of their underlying Sasol preferred ordinary shares allocation, with the balance of the contribution being funded through preference share debt, including preference shares subscribed for by Sasol, issued by the funding company. As at 30 June 2010, 56 452 (2009—57 254) Sasol preferred ordinary shares, which were not subscribed for by the black public, were issued to the facilitation trust, which is funded by Sasol.

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

Cash invitation

        The cash invitation allowed members of the black public to invest directly in 2,8 million Sasol BEE ordinary shares. The Sasol BEE ordinary shares cannot be traded for the first two years of the transaction term of ten years and, for the remainder of the transaction term, can only be traded between black people and black groups. Participants in the cash invitation are entitled to encumber their Sasol BEE ordinary shares, provided that these shares continue to be owned by members of the black public for the duration of the transaction term. At the end of the transaction term, the Sasol BEE ordinary shares will automatically be Sasol ordinary shares and will then be listed on the JSE Limited. At 30 June 2010, 17 405 (2009—16 097) BEE ordinary shares, which were not subscribed for by the black public, were issued to the facilitation trust, which is funded by Sasol.

Preference shares

        The preference share funding comprises A, B and guaranteed C preference shares which are funded by external financiers and D preference shares funded by Sasol. The funding companies are required to maintain, inter alia, minimum share cover ratios in respect of the A and B preference shares, being the ratio between the value of the Sasol preferred ordinary shares and the amount required to redeem the preference shares. The maintenance of the ratio is dependent upon the Sasol ordinary share price and the dividends paid by Sasol on the Sasol preferred ordinary shares. Sasol has call options to purchase some or all of the outstanding A, B and C preference shares. Currently, the minimum share cover ratio will be breached when the Sasol ordinary share price falls below approximately R206 per share for the A preference shares and R178 per share for the B preference shares and R201 per share for the A preference shares and R174 per share for the B preference shares, in respect of the selected participants and black public, respectively. The Sasol ordinary share price at 30 June 2010 was R274,60 per share. The share cover ratios decrease over time with the maturation of the preference shares. In addition, a further condition to the guaranteed C preference shares is that the Sasol group must maintain a maximum net debt to earnings before interest, taxation, depreciation and amortisation (EBITDA) cover ratio of 2,5 times. Our current net debt to EBITDA ratio is 0,0 times at 30 June 2010.

        The preference shares are accounted for in the statement of financial position as debt and should the preference share covenants described above be breached, Sasol will be required to raise the necessary funding in order to either exercise the call option or, alternatively, honour the call under the guarantee.

Accounting for transaction

        At 30 June 2010, the transaction has been accounted for as follows:

  •
  All special purpose entities created to facilitate the transaction have been consolidated into the Sasol group results from the applicable effective dates of the transaction.

  •
  An amount of R824 million (2009—R3 202 million) has been recognised in the income statement and in the share-based payment reserve in the statement of changes in equity in respect of the share-based payment expense related to the Employee and Management Trusts. This represents the current year's expense taking into account the vesting conditions of the rights granted over the tenure of the transaction. The unrecognised share-based payment expense in respect of the share rights granted, expected to be recognised over the vesting period of the transaction amounted to R2 285 million at 30 June 2010 (2009—R2 889 million; 2008—R4 872 million).

  •
  No additional share-based payment expense has been recognised in 2010 (2009—R2 435 million) in respect of the remainder of the shares to be issued to the black public as they are still being held by the facilitation trust. An estimated amount of R8 million will be recognised as share-based payment expense when the remainder of the shares are issued to the black public.

  •
  No additional share-based payment expense has been recognised in 2010 (2009—Nil; 2008—R1 357 million) in respect of the remainder of the shares to be issued to the selected participants as they are still being held by the facilitation trust. An estimated amount of R108 million will be recognised as share-based payment expense when the remainder of the shares are issued to selected participants.

  •
  The total value of the preference shares related to the Sasol Inzalo share transaction, recognised in the statement of financial position at 30 June 2010 amounts to R6 960 million (2009—R6 730 million), including finance charges. Deferred loan costs of R31 million have also been recognised in the statement of financial position.

        Based on the weighted average number of shares issued at 30 June 2010, the share-based payment expense for 2010 decreased the earnings per share by R1,37.

        The total share-based payment expense relating to the Employee Trusts expected to be recognised in the 2011 financial year is estimated to be R832 million.

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

Engineering contract costs

        During the global pre-economic recession period, the worldwide increase in the demand for large engineering and construction projects resulted in a shortage of engineering resources and put strain on these industries. These have impacted some of our projects and have adversely affected project construction timing schedules and costs.

        Even though the global economic recession has led to a marginally downward trend in the demand for large engineering and construction projects, we cannot assure you that our engineering and construction resources will not be constrained in the long-term following an economic recovery. In order to mitigate the shortage of the availability of engineering resources, we have entered into long-term relationship agreements with large reputable engineering contractors, both locally in South Africa and internationally. These agreements should provide Sasol with preferential access to the resource pools of these engineering contractors on a global basis in order to sustain our projects and growth plans.

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

        Our significant accounting policies are described in more detail in the notes to the consolidated financial statements. Refer "Item 18—Financial statements". This discussion and analysis should be read in conjunction with the consolidated financial statements and related notes included in "Item 18—Financial statements".

        Management believes that the more significant judgements and estimates relating to the accounting policies used in the preparation of Sasol's consolidated financial statements could potentially impact the reporting of our financial results and future financial performance.

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

Share options and other share-based payments

The Sasol Share Incentive Scheme

        In 1988, the shareholders approved the adoption of the Sasol Share Incentive Scheme. The scheme was introduced to provide an incentive for senior employees (including executive directors) of the group who participate in management and also non-executive directors from time to time. Awards are no longer granted to non-executive directors.

        The objective of the Sasol Share Incentive Scheme is the retention of key employees. Allocations are linked to the performance of both the group and the individual. Options are granted for a period of nine years and vest as follows:

  •
  2 years—1st third

  •
  4 years—2nd third

  •
  6 years—final third

        The offer price of these options equals the closing market price of the underlying shares on the trading day immediately preceding the granting of the option. In terms of the scheme, options to a maximum of 60 million ordinary shares may be offered to eligible group employees.

        Each employee is limited to holding a maximum of 1 million options to acquire Sasol Limited shares.

        On resignation, share options which have not yet vested will lapse and share options which have vested may be taken up at the employee's election before their last day of service. Payment on shares forfeited will therefore not be required. On death, all options vest immediately and the deceased estate has a period of twelve months to exercise these options. On retrenchment, all options vest immediately and the employee has a period of twelve months to exercise these options. On retirement the options vest immediately and the nine year expiry period remains unchanged.

        It is group policy that employees should not deal in Sasol Limited securities for the periods from 1 January for half year end and 1 July for year end until 2 days after publication of the results as well as at any other time during which they have access to price sensitive information.

        We recognised share-based payment expense for the years indicated:

	2010	2009	2008
Share-based payment expense (Rand in millions)	56	91	140

        The unrecognised share-based payment expense related to non-vested share options, expected to be recognised over a weighted average period of 0,9 years, amounted to R49 million at 30 June 2010 (2009—R106 million).

        Following the introduction of the Sasol Share Appreciation Rights Scheme in 2007, no further options have been granted in terms of the Sasol Share Incentive Scheme. The share-based payment expense recognised in the current year relates to options granted in previous years and is calculated based on the assumptions applicable to the year in which the options were granted.

The Sasol Inzalo share transaction

        During May 2008, our shareholders approved our broad-based BEE transaction valued then at approximately R24 billion (at R380 per share), which resulted in the transfer of beneficial ownership of 10% (63,1 million shares) of Sasol Limited's issued share capital, before the implementation of this transaction, to our employees and a wide spread of black South Africans (BEE participants).

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

Components of the transaction	2010	Value of shares issued 2010	Share-based payment expense recognised 2010
	% allocated	(Rand in millions)
The Sasol Inzalo Employee Trust and The Sasol Inzalo Management Trust(1)	4,0	9 235	824
The Sasol Inzalo Foundation(2)	1,5	3 463	—
Selected participants	1,5	3 463	—
Black public invitations	3,0	6 927	—

	10,0	23 088	824

Components of the transaction	2009	Value of shares issued 2009	Share-based payment expense recognised 2009
	% allocated	(Rand in millions)
The Sasol Inzalo Employee Trust and The Sasol Inzalo Management Trust(1)	4,0	9 235	767
The Sasol Inzalo Foundation(2)	1,5	3 463	—
Selected participants	1,5	3 463	—
Black public invitations	3,0	6 927	2 435

	10,0	23 088	3 202

Components of the transaction	2008	Value of shares issued 2008	Share-based payment expense recognised 2008
	% allocated	(Rand in millions)
The Sasol Inzalo Employee Trust and The Sasol Inzalo Management Trust(1)	4,0	9 235	77
The Sasol Inzalo Foundation(2)	1,5	3 463	—
Selected participants	1,5	3 463	1 357
Black public invitations	3,0	—	—

	10,0	16 161	1 434

(1)
The unrecognised share-based payment expense related to non-vested Employee and Management Trusts share rights, expected to be recognised over a weighted average period of 2,3 years amounted to R2 285 million at 30 June 2010 (2009—R2 889 million and 2008—R4 872 million).

(2)
No share-based payment expense is recognised for The Sasol Inzalo Foundation.

        The components of the transaction are detailed below:

at 30 June 2010	Total	(i) Employee and Management Trusts	(ii) Sasol Inzalo Foundation	(iii) Selected participants	(iv) Black public invitations
Shares and share rights granted	61 211 846	24 512 080	9 461 882	8 387 977	18 849 907
Shares and share rights available for allocation	1 867 368	719 606	—	1 073 905	73 857

	63 079 214	25 231 686	9 461 882	9 461 882	18 923 764

Vesting periods of shares and share rights granted
Already vested	36 699 766	—	9 461 882	8 387 977	18 849 907
Within three years	7 353 624	7 353 624	—	—	—
Three to five years	4 902 416	4 902 416	—	—	—
Five to ten years	12 256 040	12 256 040	—	—	—

	61 211 846	24 512 080	9 461 882	8 387 977	18 849 907

at 30 June 2009	Total	(i) Employee and Management Trusts	(ii) Sasol Inzalo Foundation	(iii) Selected participants	(iv) Black public invitations
Shares and share rights granted	58 333 322	21 633 050	9 461 882	8 387 977	18 850 413
Shares and share rights available for allocation	4 745 892	3 598 636	—	1 073 905	73 351

	63 079 214	25 231 686	9 461 882	9 461 882	18 923 764

Vesting periods of shares and share rights granted
Already vested	36 700 272	—	9 461 882	8 387 977	18 850 413
Within three years	6 489 915	6 489 915	—	—	—
Three to five years	4 326 610	4 326 610	—	—	—
Five to ten years	10 816 525	10 816 525	—	—	—

	58 333 322	21 633 050	9 461 882	8 387 977	18 850 413

at 30 June 2008	Total	(i) Employee and Management Trusts	(ii) Sasol Inzalo Foundation	(iii) Selected participants	(iv) Black public invitations
Shares and share rights granted	40 151 859	22 302 000	9 461 882	8 387 977	—
Shares and share rights available for allocation	4 003 591	2 929 686	—	1 073 905	—
Shares and share rights unissued at year end	18 923 764	—	—	—	18 923 764

	63 079 214	25 231 686	9 461 882	9 461 882	18 923 764

Vesting periods of shares and share rights granted
Already vested	17 849 859	—	9 461 882	8 387 977	—
Within three years	6 690 600	6 690 600	—	—	—
Three to five years	4 460 400	4 460 400	—	—	—
Five to ten years	11 151 000	11 151 000	—	—	—

	40 151 859	22 302 000	9 461 882	8 387 977	—

        The share-based payment expense was calculated using an option pricing model reflective of the underlying characteristics of each part of the transaction. It is calculated using the following assumptions at grant date.

		Employee Trusts 2010	Selected participants 2010	Black Public Invitation— Funded 2010	Black Public Invitation— Cash 2010
Valuation model		Monte Carlo model	Black-Scholes model	Black-Scholes model	*
Exercise price	Rand	366,00	*	*
Risk free interest rate	(%)	11,8	*	*
Expected volatility	(%)	33,5	*	*
Expected dividend yield	(%)	2,67–4,5	*	*
Vesting period		7 to 8 years**	*	*

*
There were no further grants made during the year.

**
Rights granted during the current year vest over the remaining period until tenure of the transaction until 2018.

		Employee Trusts 2009	Selected participants 2009	Black Public Invitation— Funded 2009	Black Public Invitation— Cash 2009
Valuation model		Monte Carlo model	Black-Scholes model	Black-Scholes model	***
Exercise price	Rand	366,00	*	366,00
Risk free interest rate	(%)	11,8	*	10,3
Expected volatility	(%)	56,0	*	34,0
Expected dividend yield	(%)	2,67–4,5	*	3,0
Vesting period		10 years	*	10 years

***
The share-based payment expense was calculated as the difference between the market value of R437,99 per share and the issue price of R366 per share on grant date.

		Employee Trusts 2008	Selected participants 2008
Valuation model		Monte Carlo model	Black-Scholes model
Exercise price	Rand	366,00	366,00
Risk free interest rate	(%)	11,8	10,7
Expected volatility	(%)	34,0	34,0
Expected dividend yield	(%)	2,67–4,5	3,0
Vesting period		10 years	10 years

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

        With effect from September 2009, certain qualifying senior management, who participate in the Sasol Medium-term Incentive Scheme, receive only share appreciation rights that contain corporate performance targets. The corporate performance targets determine how many shares will vest. These qualifying employees will retain the share appreciation rights with no corporate performance targets that have been previously granted to them.

        In terms of the Sasol Share Appreciation Rights Scheme and the Sasol Medium-term Incentive Scheme, the number of rights available through these schemes shall not at any time exceed 20 million rights and together with the number of share options available under the previous Sasol Share Incentive Scheme shall not at any time exceed 80 million shares/rights in total.

Share Appreciation Rights with no corporate performance targets

        The Share Appreciation Rights Scheme with no corporate performance targets allows certain senior employees to earn a long-term incentive amount calculated with reference to the increase in the Sasol Limited share price between the offer date of share appreciation rights to vesting and exercise of such rights.

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

        On resignation, share appreciation rights which have not yet vested will lapse and share appreciation rights which have vested may be taken up at the employee's election before their last day of service. Payment on appreciation rights forfeited will therefore not be required. On death, all appreciation rights vest immediately and the deceased estate has a period of twelve months to exercise these rights. On retrenchment, all appreciation rights vest immediately and the employee has a period of twelve months to exercise these rights. On retirement the appreciation rights vest immediately and the nine year expiry period remains unchanged.

        It is group policy that employees should not deal in Sasol Limited securities for the periods from 1 January for half year end and 1 July for year end until 2 days after publication of the results as well as at any other time during which they have access to price sensitive information.

        We recognised share-based payment expense for the years indicated:

	2010	2009	2008
Share-based payment expense (Rand in millions)	51	32	208
Average fair value of rights issued during year (Rand)	75,20	110,17	211,56

        The total unrecognised share-based payment expense related to non-vested share options, expected to be recognised over a weighted average period of 1,6 years, amounted to R327 million at 30 June 2010 (2009—R502 million and 2008—R651 million).

        These rights are recognised as a liability at fair value in the statement of financial position until the date of settlement.

        The fair value of these rights is determined at each reporting date and the unrecognised cost amortised to the income statement over the period that the employees provide services to the company.

        The weighted average assumptions at 30 June that were used for right grants in the respective periods are as follows:

		2010	2009	2008
Risk free interest rate at date of valuation	%	7,87–8,22	8,79–8,86	11,12–11,26
Expected volatility	%	28,69	54,32	35,73
Expected dividend yield	%	3,35	3,37	3,44
Expected forfeiture rate	%	5,00	5,00	3,30
Vesting period	years	2, 4 & 6	2, 4 & 6	2, 4 & 6

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

Share Appreciation Rights with corporate performance targets

        During September 2009, the group introduced the Sasol Medium-term Incentive Scheme. Senior management, who participate in the Sasol Medium-term Incentive Scheme receive share appreciation rights with corporate performance targets. The corporate performance targets are share price performance versus the JSE all share index, Sasol earnings growth and Sasol production volumes growth. The corporate performance targets determine how many shares will vest. Qualifying employees will retain the Share appreciation rights with no corporate performance targets that have been previously granted to them.

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

        On resignation, share appreciation rights which have not yet vested will lapse and share appreciation rights which have vested may be taken up at the employee's election before their last day of service. Payment on appreciation rights forfeited will therefore not be required. On death, all appreciation rights vest immediately and the deceased estate has a period of twelve months to exercise these rights. On retrenchment, all appreciation rights vest immediately and the employee has a period of twelve months to exercise these rights. On retirement the appreciation rights vest immediately and the nine year expiry period remains unchanged.

        It is group policy that employees should not deal in Sasol Limited securities for the periods from 1 January for half year end and 1 July for year end until 2 days after publication of the results as well as at any other time during which they have access to price sensitive information.

        We recognised share-based payment expense for the years indicated:

2010
Share-based payment expense (Rand in millions)	6
Average fair value of rights issued during year (Rand)	68,47

        The total unrecognised share-based payment expense related to non-vested share options, expected to be recognised over a weighted average period of 2,0 years, amounted to R25 million at 30 June 2010.

        These rights are recognised as a liability at fair value in the statement of financial position until the date of settlement.

        The fair value of these rights is determined at each reporting date and the unrecognised cost amortised to the income statement over the period that the employees provide services to the company.

        The weighted average assumptions at 30 June that were used for right grants in the respective periods are as follows:

		2010
Risk free interest rate at date of valuation	%	7,87–8,22
Expected volatility	%	28,69
Expected dividend yield	%	3,35
Expected forfeiture rate	%	5,00
Vesting period	years	2, 4 & 6

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

The Sasol Medium-term Incentive Scheme

        During September 2009, the group introduced the Sasol Medium-term Incentive Scheme (MTI). The objective of the Sasol Medium-term Incentive Scheme is to provide qualifying employees who participate in the Share Appreciation Rights Scheme the opportunity of receiving incentive payments based on the value of ordinary shares in Sasol Limited. The MTI is also intended to complement existing incentive arrangements, to retain and motivate key employees and to attract new key employees.

        The Medium-term Incentive Scheme allows certain senior employees to earn a medium-term incentive amount in addition to the Share Appreciation Rights Scheme, which is linked to certain corporate performance targets. These corporate performance targets are based on the share price performance versus the JSE all share index, Sasol earnings growth and Sasol production volumes growth. Allocations of the MTI are linked to the performance of both the group and the individual.

        Rights are granted for a period of three years and vest at the end of the third year. The MTIs are automatically encashed at the end of the third year. No shares are issued in terms of this scheme and all amounts payable in terms of the Sasol Medium Term Incentive Scheme will be settled in cash. The MTI carries no issue price. The fair value of the cash settled expense is calculated at each reporting date.

        On resignation, MTIs which have not yet vested will lapse and MTIs which have vested may be taken up at the employee's election before their last day of service. Payment on MTIs forfeited will therefore not be required. On retrenchment, all appreciation rights vest immediately and the employee has a period of twelve months to exercise these rights. On death, all MTIs vest immediately and the deceased estate has a period of twelve months to exercise these rights. On retirement the MTIs vest immediately.

        It is group policy that employees should not deal in Sasol Limited shares (and this is extended to the MTIs) for the periods from 1 January for half year end and 1 July for year end until 2 days after publication of the results as well as at any other time during which they have access to price sensitive information.

        We recognised share-based payment expense for the year indicated:

2010
Share-based payment expense (Rand in millions)	6
Average fair value of rights issued during year (Rand)	202,57

        The total unrecognised share-based payment expense related to non-vested share options, expected to be recognised over a weighted average period of 1,2 years, amounted to R20 million at 30 June 2010

        These rights are recognised as a liability at fair value in the statement of financial position until the date of settlement.

        The fair value of these rights is determined at each reporting date and the unrecognised cost amortised to the income statement over the period that the employees provide services to the company.

        The weighted average assumptions at 30 June 2010 that were used for right grants are as follows:

		2010
Risk free interest rate at date of valuation	%	7,87–8,22
Expected volatility	%	28,69
Expected dividend yield	%	3,35
Expected forfeiture rate	%	5,00
Vesting period	years	3

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

Estimation of oil and gas reserves

        The estimation of oil and gas reserves under the United States Securities and Exchange Commission (SEC) rules requires "geological and engineering data (that) demonstrate with reasonable certainty (reserves) to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e. prices and costs as of the date the estimate is made. Refer to Table 4, "Proved reserve quantity information", on page G-5 for the estimates for the year ended 30 June 2010 and to Table 5, "Standardised measure of discounted future net cash flows", on page G-8 for our standardised discounted future net cash flow information in respect of proved reserves for the year ended 30 June 2010, which were based on year end prices at the time.

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

        Furthermore, estimates of proved reserves only include volumes for which access to markets is assured with reasonable certainty. All proved reserves estimates are subject to revision, either upward or downward, based on new information, such as from development drilling and production activities or from changes in economic factors, including product prices, contract terms or development plans. See "Item 4.D—Information on the company—Property, plant and equipment". During 2010, the Gabon reserves were reassessed downwards due primarily because of the Ebouri field performance. At the end of 2009, this field had been in production for less than six months, with dry oil production. Due to limited production history, predictions were made using a largely un-calibrated simulation model. During 2010, the performance of the main Ebouri well (the only well with significant production) has been lower than expected with early water breakthrough and a rapid decline in oil rate. This influenced the prediction of our reserves of the future production of the other two Ebouri wells. Similarly, this data has been applied to the well in the Avouma field which has also been subject to a downward revision. There were no material revisions to our Etame field in Gabon and to our Mozambican fields. During 2009, proved reserves were substantially increased, with a resultant 5 year average proved reserves replacement ratio of 167%, primarily as a result of first time production from the Ebouri oil field and the Pande gas field as well as the execution of a second gas sales agreement. There were no material revisions to our oil and gas reserves during 2008.

        Our mineral assets, included under property, plant and equipment, and our exploration assets, included under assets under construction, on the statement of financial position consist of the following:

  •
  5% interest in the OML140 (Nsiko) licence in deepwater Nigeria;

  •
  0 375% interest in OML140 (Bswap) licence in deepwater Nigeria;

  •
  6% interest in the OPL247 licence in deepwater Nigeria;

  •
  5% interest in the OPL214 licence in deepwater Nigeria;

  •
  5,1% interest in the JDZ1 licence in the Joint Development Zone between Nigeria and Sao Tome/Principe;

  •
  51% interest in PPL285, PPL286, PPL287 and PPL288 in Papua New Guinea;

  •
  30% interest in the Oilex operated WA-388 licence in the Carnarvon Basin in Papua New Guinea;

  •
  45% participating interest in Block AC/P 52, in the Browse Basin of the NW Shelf in Australia;

  •
  50% interest in Blocks 16 and 19 licence offshore Mozambique;

  •
  100% interest in the Production Sharing Area (PSA) licence onshore Mozambique;

  •
  70% interest in the Petroleum Production Area (PPA) licence onshore Mozambique;

  •
  42,5% interest in the M-10 Block in Mozambique;

  •
  85% interest in the Sofala Block in Mozambique; and

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

There were no significant changes to the useful lives of our long-lived assets (other than oil and gas and coal mining assets as discussed above) during 2010, 2009 and 2008.

Impairment of long-lived assets

        Long-lived assets are reviewed using economic valuations to calculate impairment losses whenever events or a change in circumstance indicate that the carrying amount may not be recoverable. In carrying out the economic valuations, an assessment is made of the future cash flows expected to be generated by the assets, taking into account current market conditions, the expected lives of the assets and our latest budgets. The actual outcome can vary significantly from our forecasts, thereby affecting our assessment of future cash flows. Assets whose carrying values exceed their estimated recoverable amount, determined on a discounted basis, are written down to an amount determined using discounted net future cash flows expected to be generated by the asset. The expected future cash flows are discounted based on Sasol's Weighted Average Cost of Capital (WACC) which, at 30 June 2010, was 13,25% (2009—13,25%) for our South African operations and 7,75% (2009—7,75%) for our operations in Europe and the USA. Discount rates for all other countries are based on their specific risk rate. Refer to the discussions included below under the Segment overview for the financial impact of the impairment assessments performed during the current year.

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

        Accruals for environmental matters are recorded when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated. Expenditure related to environmental contamination treatment and cleanup incurred during the production of inventory in normal operations is expensed. The estimated fair value of dismantling and removing facilities is accrued for as the obligation arises, if estimable, concurrent with the recognition of an increase in the related asset's carrying value. Estimating the future asset removal expenditure is complex and requires management to make estimates and judgements because most of the removal obligations will be fulfilled in the future and contracts and regulations often have vague descriptions of what constitutes removal. Future asset removal costs are also influenced by changing removal technologies, political, environmental, safety, business relations and statutory considerations.

        The group's environmental rehabilitation and decommissioning obligations accrued at 30 June 2010 were R6 109 million compared to R4 819 million in 2009.

        It is envisaged that, based on the current information available, any additional liability in excess of the amounts provided will not have a material adverse effect on the group's financial position, liquidity or cash flow.

        The following risk-free rates were used to discount the estimated cash flows based on the underlying currency and time duration of the obligation:

	2010	2009	2008
	%	%	%
South Africa	6,6 to 8,4	7,4 to 8,9	9,8 to 12,9
Europe	1,0 to 3,8	1,2 to 4,2	5,0 to 5,4
United States of America	0,6 to 4,5	0,8 to 4,2	3,4 to 5,2

        An increase in the discount rate by one percentage point would result in a decrease in the long-term obligations recognised of approximately R739 million and a decrease of one percentage point would result in an increase of approximately R911 million.

Employee benefits

        We provide for our obligations and expenses for pension and provident funds as they apply to both defined contribution and defined benefit schemes, as well as post-retirement healthcare benefits. The amount provided is determined based on a number of assumptions and in consultation with an independent actuary. These assumptions are described in Note 21 to "Item 18—Financial statements" and include, among others, the discount rate, the expected long-term rate of return on pension plan assets, healthcare cost inflation and rates of increase in compensation costs. The nature of the assumptions is inherently long-term, and future experience may differ from these estimates. For example, a one percentage point increase in assumed healthcare cost trend rates would increase the accumulated post-retirement benefit obligation by approximately R771 million to R3 306 million.

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

        In terms of the Pension Funds Second Amendment Act 2001, the Sasol Pension Fund in South Africa undertook a surplus apportionment exercise as at December 2002. The surplus apportionment exercise, and the 31 December 2002 statutory valuation of the fund, was approved by the Financial Services Board on 26 September 2006. Payments of benefits to former members in terms of the surplus apportionment scheme have been substantially completed and an amount of R108 million has been set aside for members that have not claimed their benefits. Based on the rules of the fund, the latest actuarial valuation of the fund and the approval of the trustees of the surplus allocation, the company has an unconditional entitlement to only the funds in the employer surplus account and the contribution reserve. The estimated surplus due to the company amounted to approximately R178 million as at 31 March 2010 and has been included in the pension asset recognised in the current year.

Fair value estimations of financial instruments

        We base fair values of financial instruments on listed market prices, where available. If listed market prices are not available, fair value is determined based on other relevant factors, including dealers' price quotations and price quotations for similar instruments traded in different markets. Fair value for certain derivatives is based on pricing models that consider current market and contractual prices for the underlying financial instruments or commodities, as well as the time value and yield curve or fluctuation factors underlying the positions. Pricing models and their underlying assumptions impact the amount and timing of unrealised gains and losses recognised, and the use of different pricing models or assumptions could produce different financial results. See "Item 11—Quantitative and qualitative disclosures about market risk".

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

Secondary Taxation on Companies

        In South Africa, we pay both income tax and Secondary Taxation on Companies (STC). STC is levied on companies currently at a rate of 10% (2009—10%) of dividends distributed. The Minister of Finance in his budget speech delivered during February 2008 announced that STC would be replaced by a dividend withholding tax at the same rate of 10%, to be imposed on individual and non-resident corporate shareholders. The effective date for the introduction of the new dividend tax is expected to be during the first half of the 2011 calendar year, in order to afford the Minister of Finance time to finalise the renegotiation of appropriate double taxation conventions to permit the imposition of such a tax on foreign shareholders. In the case of liquidations, STC is only payable on undistributed earnings earned after 1 April 1993. The tax becomes due and payable on declaration of a dividend. When dividends are received in the current year that can be offset against future dividend payments to reduce the STC liability, a deferred tax asset is recognised to the extent of the future reduction in STC payable.

        We do not provide for deferred tax on undistributed earnings at the tax rate applicable to distributed earnings. We believe that this is consistent with the accounting principle that does not allow the accrual of dividend payments if a dividend is declared after year end.

        If we were to provide for deferred taxes on the potential STC arising on our undistributed earnings, should these be declared as dividends, there would be the following effects on our reported results:

Statement of financial position	2010	2009
(Rand in millions)
Net deferred tax liability as reported	9 307	7 984
Increase in the deferred tax liability	10 089	9 205

Net deferred tax liability based on the tax rate applicable to distributed earnings	19 396	17 189

Shareholders' equity as reported	94 730	83 835
Decrease in shareholders' equity	(10 089)	(9 205)

Shareholders' equity after the effect of providing for deferred tax using the tax rate applicable to distributed earnings	84 641	74 630

Income statement	2010	2009	2008
	(Rand in millions)
Income tax as reported	(6 985)	(10 480)	(10 129)
Increase in income tax	(884)	(533)	(2 148)

Income tax after providing for deferred tax at the rate applicable to distributed earnings	(7 869)	(11 013)	(12 277)

Earnings attributable to shareholders as reported	15 941	13 648	22 417
Decrease in earnings attributable to shareholders	(884)	(533)	(2 148)

Earnings attributable to shareholders after providing for deferred tax at the rate applicable to distributed earnings	15 057	13 115	20 269

        We expect that R1 885 million of undistributed earnings earned before 1 April 1993 of two dormant companies will be distributed without attracting STC of R189 million.

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

OUR RESULTS OF OPERATIONS

        The financial results for the years ended 30 June 2010, 2009 and 2008 below are stated in accordance with IFRS as issued by the IASB.

Results of operations

	2010	2009	Change 2010/2009	Change 2010/2009	2008	Change 2009/2008	Change 2009/2008
	(Rand in millions)			(%)	(Rand in millions)		(%)
Turnover	122 256	137 836	(15 580)	(11)	129 943	7 893	6
Cost of sales and services rendered	(79 183)	(88 508)	9 325	11	(74 634)	(13 874)	(19)

Gross profit	43 073	49 328	(6 255)	(13)	55 309	(5 981)	(11)
Other operating income	854	1 021	(167)	(16)	635	386	61
Other operating expenditure	(19 990)	(25 683)	5 693	22	(22 128)	(3 555)	(16)

Operating profit	23 937	24 666	(729)	(3)	33 816	(9 150)	(27)
Net other expenses	(565)	(471)	(94)	(20)	(159)	(312)	196

Profit before tax	23 372	24 195	(823)	(3)	33 657	(9 462)	(28)
Taxation	(6 985)	(10 480)	3 495	33	(10 129)	(351)	(3)

Profit	16 387	13 715	2 672	19	23 528	(9 813)	(42)

Attributable to
Shareholders	15 941	13 648	2 293	17	22 417	(8 769)	(39)
Non-controlling interest	446	67	379	566	1 111	(1 044)	(94)

	16 387	13 715	2 672	19	23 528	(9 813)	(42)

Overview

        The effect of higher average international oil prices (dated Brent US$74,37/b for 2010 compared to US$68,14/b for 2009 and US$95,51/b in 2008) and the reduction of cash fixed costs in the group as a result of cost containment initiatives positively impacted operating profit for the year. The benefit of higher oil prices was, however, mostly realised in the energy and fuel-related businesses. The group's chemical businesses was also positively impacted by an increase in chemical product prices and improved volumes. The impact of higher crude oil prices and chemical prices was partially offset by a stronger rand during 2010 (average rate R7,59 per US dollar for 2010 compared to R9,04 per US dollar for 2009 and R7,30 per US dollar for 2008).

        In addition, operating profit in 2010 was not affected by large once-off items compared to 2009. The once-off items in 2009 included competition related administrative penalties of R3 947 million and Sasol Inzalo share-based payment expenses of R3 202 million, offset by the positive impact of crude oil hedges of R5,1 billion. Similar hedges were not entered into in 2010 and the current period includes a much lower Sasol Inzalo share-based payment expense of R824 million and no competition related administrative penalities.

Turnover

        Turnover consists of the following categories:

	2010	2009	Change 2010/2009	Change 2010/2009	2008	Change 2009/2008	Change 2009/2008
	(Rand in millions)			(%)	(Rand in millions)		(%)
Sale of products	120 820	136 482	(15 662)	(11)	128 492	7 990	6
Services rendered	889	777	112	14	889	(112)	(13)
Commission and marketing income	547	577	(30)	(5)	562	15	3

Turnover	122 256	137 836	(15 580)	(11)	129 943	7 893	6

        The primary factors contributing to these increases/(decreases) were:

	Change 2010/2009		Change 2009/2008
	(Rand in millions)%		(Rand in millions)%
Turnover, 2009 and 2008, respectively	137 836		129 943
Exchange rate effects	(11 493)	(8)	13 711	11
Product prices	(8 573)	(6)	(5 871)	(5)
—crude oil	480	—	(3 203)	(3)
—other products (including chemicals)	(9 053)	(6)	(2 668)	(2)
Net volume increases	4 510	3	75	—
Once off impacts	(24)	—	(22)	—

Turnover, 2010 and 2009, respectively	122 256		137 836

Cost of sales and services rendered

        Cost of sales of products.    The cost of sales in 2010 amounted to R78 886 million, a decrease of R9 109 million, or 10%, compared to R87 995 million in 2009 which increased by 19% from R74 160 million in 2008. The decrease in 2010 compared to 2009 was mainly due to the strengthening of the average rand/US dollar exchange rate and the reduction of cash fixed costs which resulted from the group's cost containment initiative to contain cash fixed costs to within inflationary levels. Included in cost of sales in 2010 is an amount of R118 million (2009—R965 million and 2008—R105 million) in respect of the write-down of inventories to net realisable value. The increase in 2009 compared to 2008 is due to the weakening of the average rand/US dollar exchange rate and the inclusion of full year results for Arya Sasol Polymer Company and the Oryx GTL plant. Compared to turnover from the sale of products, cost of sales of products was 65% in 2010, 64% in 2009 and 58% in 2008.

        Cost of services rendered.    Cost of services rendered amounted to R297 million in 2010, a decrease of R216 million, or 42%, compared to R513 million in 2009 which increased by 8% from R474 million in 2008. The decrease was mainly due to reduced activities as a result of the business improvement programme in Sasol Solvents Germany and the winding down of activities in the Sasol Chevron joint venture. The increase in 2009 compared to 2008 was in line with turnover from services rendered. Compared to turnover from services rendered, the cost of services rendered was 33% in 2010, 66% in 2009 and 53% in 2008.

Other operating income

        Other operating income in 2010 amounted to R854 million, which represents a decrease of R167 million, or 16%, compared to R1 021 million in 2009, which increased by R386 million compared to R635 million in 2008. Included in operating income for the 2010 year is a gain on hedging activities realised by Sasol Financing on foreign exchange contracts of R218 million (2009—R187 million and 2008—R128 million), insurance proceeds of R25 million (2009—R111 million and 2008—R5 million) and R143 million (2009—R182 million and 2008—R133 million) in respect of deferred income received related to emission rights.

Other operating expenditure

        Other operating expenditure consists of the following categories:

	2010	2009	Change 2010/2009	Change 2010/2009	2008	Change 2009/2008	Change 2009/2008
	(Rand in millions)			(%)	(Rand in millions)		(%)
Translation (losses)/gains	(1 007)	(166)	(841)	507	300	(466)	155
Marketing and distribution expenditure	(6 496)	(7 583)	1 087	(14)	(6 931)	(652)	9
Administrative expenditure	(9 451)	(10 063)	612	(6)	(7 691)	(2 372)	31
Other expenses	(3 036)	(7 871)	4 835	(61)	(7 806)	(65)	1

Other operating expenditure	(19 990)	(25 683)	5 693	(22)	(22 128)	(3 555)	16

        The variances in operating costs and expenses are described in detail in each of the various reporting segments, included in the Segment overview below.

        Translation (losses)/gains.    Translation losses arising primarily from the translation of monetary assets and liabilities amounted to R1 007 million in 2010. The loss recognised is due to the strengthening of the rand/US dollar exchange rate towards the end of the year closing at R7,67 at 30 June 2010 compared to the closing rate at 30 June 2009 of R7,73 per US dollar. The closing rate is used to translate to rand all our monetary assets and liabilities denominated in a currency other than the rand at the reporting date and as a result a net loss was recognised on these translations in 2010. The strengthening of the rand has a positive impact on the translation of our monetary liabilities, whilst the weakening of the rand has a negative impact the translation of our monetary assets. In 2009, foreign exchange losses of R166 million were recognised due to the strengthening of the rand/US dollar exchange rate towards the end of the year closing at R7,73 at 30 June 2009 compared to the closing rate at 30 June 2008 of R7,83 per US dollar. A net foreign exchange gain of R300 million was recognised in 2008.

        Marketing and distribution expenditure.    These costs comprise marketing and distribution of products as well as advertising, salaries and expenses of marketing personnel, freight, railage and customs and excise duty. Marketing and distribution costs in 2010 amounted to R6 496 million, R7 583 million in 2009 and R6 931 million in 2008. Compared to sales of products, marketing and distribution costs represented 5% in 2010 compared to 6% in 2009 and 5% in 2008. The variation in these costs has been contained to inflationary levels during the years under review.

        Administrative expenditure.    These costs comprise expenditure of personnel and administrative functions, including accounting, information technology, human resources, legal and administration, pension and post-retirement healthcare benefits. Administrative expenses in 2010 amounted to R9 451 million, a decrease of R612 million, or 6%, compared to R10 063 million in 2009 which increased by 31% from R7 691 million in 2008. The decrease in 2010 is mainly related to the strengthening of the rand against the US dollar and the reduction of costs in line with the group's cost containment initiative to contain costs to within inflationary levels. The increase in 2009 was mainly due to higher corporate costs due to inflation and increased costs associated with the establishing and advancing of various growth initiatives at SPI and SSI, including costs related to the Oryx project, which is now fully established and operational in 2010. In 2010, costs related to this plant are no longer included.

        Other expenses.    Other expenses in 2010 amounted to R3 036 million, a decrease of R4 835 million, compared to R7 871 million in 2009 which increased by R65 million from R7 806 million in 2008. This amount includes impairments of R110 million (2009—R458 million and 2008—R821 million), reversal of impairments of R365 million (2009—Nil and 2008—R381 million), scrapping of assets of R156 million (2009—R234 million and 2008—R107 million), the write off of unsuccessful exploration wells of R58 million (2009—R16 million and 2008—Nil) and net profit on the disposal of property, plant and equipment of R3 million (2009—R9 million and 2008—R91 million). Other expenses also includes the effects of our crude oil hedging activities amounting to a net loss of R87 million (2009—a gain of R4 603 million and 2008—a loss of R2 201 million), share-based payment expenses of R943 million (2009—R3 325 million and 2008—R1 782 million) and a profit of R2 million (2009—loss of R770 million and 2008—profit of R349 million) which was realised on the disposal of businesses. Further, impairments of R138 million (2009—R198 million and 2008—R60 million) were raised in respect of trade receivables during the year resulting from the effects of the global economic downturn. In addition, for 2009, other expenses also included R3 947 million in respect of competition related administrative penalties. Details of the impairments, scrapping of assets and the profit / (loss) on disposals are detailed in the "Segment overview".

        The effects of remeasurement items(1) recognised for the year ended 30 June are set out below:

	2010	2009	2008
	(Rand in millions)
South African Energy Cluster
Sasol Mining	1	3	7
—scrapping of assets	5	5	8
—profit on disposal of property, plant and equipment	(4)	(2)	(1)
Sasol Gas	—	4	104
—impairments	—	—	104
—scrapping of assets	—	4	—
Sasol Synfuels	58	137	25
—scrapping of assets	59	138	27
—profit on disposal of property, plant and equipment	(1)	(1)	(2)
Sasol Oil	10	(3)	(20)
—impairments	—	—	11
—scrapping of assets	15	3	—
—profit on disposal of property, plant and equipment	(5)	(6)	(31)
International Energy Cluster
Synfuels International	4	777	396
—impairments	—	—	362
—scrapping of assets	—	5	—
—loss on disposal of property, plant and equipment	4	1	—
—loss on disposal of business (EGTL)	—	771	—
—loss on repurchase of participation right in GTL project	—	—	34
Petroleum International	108	17	(27)
—loss/(profit) on disposal of property, plant and equipment	—	1	(27)
—impairments	50	—	—
—write off of unsuccessful exploration wells	58	16	—

	2010	2009	2008
	(Rand in millions)
Chemical Cluster
Sasol Polymers	14	(1)	(12)
—impairments	5	—	—
—scrapping of assets	6	4	—
—loss/(profit) on disposal of property, plant and equipment	3	(5)	(12)
Sasol Solvents	58	158	104
—impairments	14	96	269
—reversal of impairment of property, plant and equipment	—	—	(191)
—scrapping of assets	44	62	38
—profit on disposal of property, plant and equipment	—	—	(12)
Sasol Olefins & Surfactants	(344)	106	(27)
—impairments	8	102	62
—reversal of impairment of property, plant and equipment	(365)	—	(96)
—scrapping of assets	2	1	3
—loss on disposal of property, plant and equipment	6	3	4
—loss on disposal of business	5	—	—
Other Chemicals	21	247	229
—impairments	13	237	13
—reversal of impairment of property, plant and equipment	—	—	(94)
—scrapping of assets	17	5	3
—(profit) loss on disposal of property, plant and equipment	(3)	2	(10)
—loss on disposal of intangible assets	1	2	—
—(profit)/loss on disposal of business	(7)	1	(111)
—profit on disposal of investments	—	—	(129)
—realisation of foreign currency translation reserve	—	—	557
Other businesses	24	24	(81)
—impairments	20	23	—
—scrapping of assets	8	7	28
—profit on disposal of business and equipment	—	(6)	(1)
—profit on disposal of property, plant and equipment	(4)	—	—
—profit on disposal of investments	—	—	(108)
Remeasurement items included in other operating expenses	(46)	1 469	698

(1)
Remeasurement items include impairments, reversal of impairments, scrapping of assets and (profits)/losses on disposals of businesses and property, plant and equipment.

Operating profit

        The main factors contributing to the increase in operating profit were:

	Change 2010/2009		Change 2009/2008
	(Rand in millions)%		(Rand in millions)%
Operating profit, 2009 and 2008, respectively	24 666		33 816
Exchange rate effects(1)	(10 457)	(42)	9 187	27
Net product and feedstock price increases/(decreases)(2)	1 578	6	(5 010)	(15)
—crude oil effects	2 674	10	(6 918)	(20)
—effect of the crude oil zero cost collar	(5 056)	(20)	6 804	20
—other products (including chemicals)	3 960	16	(4 896)	(15)
Inflation on other operating costs	(2 304)	(9)	(2 586)	(8)
Net volume and productivity effects(3)	1 854	7	(1 415)	(4)
Effects of remeasurement items(4)	1 515	6	(771)	(2)
Other effects(5)	7 085	29	(8 555)	(25)

Operating profit, 2010 and 2009, respectively	23 937		24 666

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

(5)
These primarily include the effects of the decreased share-based payment expense in 2010 relating to the Sasol Inzalo share transaction and competition related fines payable in 2009. There were no competition related fines in 2010.

Net other (expenses)/income

        Net other (expenses)/income consist of the following:

	2010	2009	Change 2010/2009	Change 2010/2009	2008	Change 2009/2008	Change 2009/2008
	(Rand in millions)			(%)	(Rand in millions)		(%)
Dividends received	31	27	4	15	10	17	170
Share of profit of associates (net of tax)	217	270	(53)	(20)	254	16	6
Interest received	1 301	1 763	(462)	(26)	725	1 038	143
Finance costs	(2 114)	(2 531)	417	16	(1 148)	(1 383)	(120)
—interest incurred	(2 172)	(2 565)	393	15	(2 734)	169	6
—interest capitalised	58	34	24	71	1 586	(1 552)	(98)
Net other expenses	(565)	(471)	(94)	(20)	(159)	(294)	(185)

        The share of profit of associates (net of tax) amounted to R217 million in 2010 compared to R270 million in 2009 and R254 million in 2008. The decrease in 2010 is attributable to the decrease in the share of associates profit earned during the year.

        Interest received amounted to R1 301 million in 2010 compared to R1 763 million in 2009 and R725 million in 2008. The decrease in the interest received during 2010 is attributable to the decrease in cash and cash equivalents available to the group during 2010 as well as the decrease in interest rates. The group reflected a net decrease in cash and cash equivalents for the year of R4 billion. The increase in the interest received during 2009 is attributable to the increase in cash and cash equivalents available to the group during 2009. In 2008, the decrease in interest received is attributable to the decrease in cash and cash equivalents available to the group during 2008.

        Interest incurred in 2010 amounted to R2 172 million, a decrease of 15% from 2009, of which R58 million was capitalised, compared to interest incurred of R2 565 million in 2009 and R2 734 million in 2008, of which R34 million and R1 586 million was capitalised for the respective years. The decrease in 2010 is mainly due to decreasing interest rates from 2009 to 2010 of approximately 100 basis points and the 15% decrease in net debt from 2009. Interest capitalised in 2010 and 2009 relates to interest on specific borrowings only, whereas 2008 also includes interest capitalised on general borrowings. The effect of higher interest received in 2009 has resulted in lower interest capitalised for that year. Included in interest incurred is an amount of R373 million in 2010, R374 million in 2009 and R307 million in 2008 related to notional interest primarily in respect of environmental rehabilitation and decommissioning obligations.

Income tax

        Income tax expense in 2010 amounted to R6 985 million, an decrease of 33%, compared to R10 480 million in 2009 which increased by 3% from R10 129 million in 2008.

        The income statement charge consists of the following:

	2010	2009	2008
	(Rand in millions)
Current tax
—South African normal tax	4 270	8 067	8 497
—Secondary tax on companies (STC)	606	831	637
—Foreign tax	726	515	387

Total current tax	5 602	9 413	9 521
Deferred tax
—South African	1 105	826	345
—Foreign	278	241	263

Total deferred tax expense	1 383	1 067	608

Income tax expense for the year	6 985	10 480	10 129

        The effective tax rate was 29,9% in 2010, 43,3% in 2009 and 30,1% in 2008. The difference in 2010 between the South African statutory tax rate of 28% and the effective tax rate results mainly from STC which is levied at a rate of 10% on dividends paid, differences in foreign tax rates, the recognition in 2010 of deferred tax assets previously not recognised and disallowed expenditure which mainly related to the share-based payment expenses and preference share dividends.

        The decrease in the effective tax rate from 43,3% in 2009 to 29,9% in 2010 is primarily as a result of the absence of competition related administrative penalties (5,3%), lower share-based payment expenses (2,7)% and the recognition in 2010 of deferred tax assets previously not recognised (1,1)% compared with the prior year. The competition related administrative penalties and share-based payment expenses are not deductible for tax. The increase in the effective tax rate from 30,1% in 2008 to 43,3% in 2009 is as a result of competition related administrative penalties and higher share-based payment expenses, both of which are not deductible for tax. Refer to Item 18 "Financial Statements—Note 41—Taxation".

Non-controlling interests

        Non-controlling interests in 2010 amounted to R446 million compared to R67 million in 2009 and R1 111 million in 2008. The significant increase in 2010 is mainly attributable to the increase in profits earned from Sasol Oil, in which outside shareholders have a 25% interest. In 2009, the non-controlling interest decreased due to a decrease in profits earned from Sasol Oil, in which outside shareholders have a 25% interest.

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

Turnover per segment

	South African energy cluster					International energy cluster		Chemical cluster
	Sasol Mining	Sasol Gas	Sasol Synfuels	Sasol Oil	Other	Sasol Synfuels International	Sasol Petroleum International	Sasol Polymers	Sasol Solvents	Sasol Olefins & Surfactants	Other Chemicals	Other businesses	Total
	(Rand in millions)
2010
External turnover	1 696	2 986	879	47 932	—	2 282	916	14 236	14 425	24 774	11 951	179	122 256
% of external turnover	1%	2%	1%	39%	—	2%	1%	12%	12%	20%	10%	—	100%
Inter-segment turnover	6 167	2 385	33 014	479	—	—	769	85	1 340	509	4 257	5 241	54 246
% of inter-segment turnover	11%	4%	61%	1%	—	—	1%	—	3%	1%	8%	10%	100%

Total turnover	7 863	5 371	33 893	48 411	—	2 282	1 685	14 321	15 765	25 283	16 208	5 420	176 502

2009
External turnover	2 885	2 829	1 367	51 086	—	3 027	1 156	15 326	16 317	28 867	14 805	171	137 836
% of external turnover	2%	2%	1%	37%	—	2%	1%	11%	12%	21%	11%	—	100%
Inter-segment turnover	5 412	2 837	36 334	608	—	—	983	199	1 798	667	3 934	5 038	57 810
% of inter-segment turnover	9%	5%	63%	1%	—	—	2%	0%	3%	1%	7%	9%	100%

Total turnover	8 297	5 666	37 701	51 694	—	3 027	2 139	15 525	18 115	29 534	18 739	5 209	195 646

2008
External turnover	2 470	2 563	982	52 500	—	1 788	1 228	11 162	15 585	28 125	13 315	225	129 943
% of external turnover	2%	2%	1%	40%	—	1%	1%	9%	12%	22%	10%	—	100%
Inter-segment turnover	5 009	2 134	38 634	498	—	5	743	142	1 597	655	3 115	4 048	56 580
% of inter-segment turnover	9%	4%	68%	1%	—	—	1%	—	3%	1%	6%	7%	100%

Total turnover	7 479	4 697	39 616	52 998	—	1 793	1 971	11 304	17 182	28 780	16 430	4 273	186 523

Operating profit/(loss) per segment

	South African energy cluster						International energy cluster			Chemical cluster
	Sasol Mining	Sasol Gas	Sasol Synfuels	Sasol Oil		Other	Sasol Synfuels International		Sasol Petroleum International	Sasol Polymers	Sasol Solvents	Sasol Olefins & Surfactants		Other Chemicals		Other businesses		Total
Operating profit/(loss) 2010 (Rm)	815	2 479	13 175	1 364		(25)	131		337	958	1 154	2 492		892		165		23 937
% of total	3%	10%	55%	6%		—	1%		1%	4%	5%	10%		4%		1%		100%

Operating profit/(loss) 2009 (Rm)	1 593	2 424	25 188	(351)		(170)	(235)		1 115	946	495	(160)		(3 525)		(2 654)		24 666
% of total	6%	10%	102%	(1%	)	(1% )	(1%	)	5%	4%	2%	(1%	)	(14%	)	(11%	)	100%

Operating profit/(loss) 2008 (Rm)	1 393	1 785	19 416	5 507		(53)	(621)		1 004	1 511	2 382	1 512		1 200		(1 220)		33 816
% of total	4%	5%	57%	16%		—	(2%	)	3%	5%	7%	5%		4%		(4%	)	100%

Segment review

South African energy cluster

Sasol Mining—results of operations

	2010	2009	Change 2010/2009	Change 2010/2009	2008	Change 2009/2008	Change 2009/2008
	(Rand in millions)			(%)	(Rand in millions)		(%)
Turnover
External	1 696	2 885	(1 189)	(41)	2 470	415	17
Inter-segment	6 167	5 412	755	14	5 009	403	8

Total turnover	7 863	8 297	(434)	(5)	7 479	818	11
Operating costs and expenses(1)	(7 048)	(6 704)	(344)	5	(6 086)	(618)	10

Operating profit	815	1 593	(778)	(49)	1 393	200	14

Operating margin %	10	19			19

(1)
Operating costs and expenses net of other income.

Results of operations 2010 compared to 2009

        Total turnover decreased by 5% from R8 297 million to R7 863 million mainly due to the lower average US dollar export coal price per ton compared to the prior year and the negative impact of a stronger rand/US dollar exchange rate (average rate R7,59 per US dollar for 2010 year compared to R9,04 per US dollar for 2009). The effect of this decrease was partially offset by greater sales volumes at higher prices to Sasol Synfuels and Sasol Infrachem and improved coal quality.

        Production volumes were 8,9% higher at 42,6 million tons (Mt) for 2010 compared to 39,1 Mt in 2009. The increase in production is mainly due to the implementation of the Operations Excellence programme and the revision of the production bonus structure.

        Operating costs and expenses include the effects of the increased Project Mafutha pre-feasibility and bulk sample costs as well as labour costs and maintenance which was contained to 5%.

        The main factors contributing to the decrease in operating profit were:

	Change 2010/2009
	(Rand in millions)%
Operating profit 2009	1 593
Exchange rate effects	(275)	(17)
Net product price increases	(165)	(10)
Inflation on other operating costs	(229)	(15)
Net volume and productivity effects	64	4
Effects of remeasurement items	2	—
Other effects(1)	(175)	(11)

Operating profit 2010	815

(1)
This arises primarily from the effects of the increased Project Mafutha pre-feasibility and bulk sample costs.

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

        The main factors contributing to the increase in operating profit were:

	Change 2009/2008
	(Rand in millions)%
Operating profit 2008	1 393
Exchange rate effects	411	29
Net product price increases	219	16
Inflation on other operating costs	50	4
Net volume and productivity effects	(484)	(35)
Effects of remeasurement items	4	—

Operating profit 2009	1 593

Remeasurement items for the years ended 30 June

        Operating costs and expenses include the effect of the following remeasurement items:

	2010	2009	2008
	(Rand in millions)
Scrapping of property, plant and equipment	5	5	8
Profit on disposal of property, plant and equipment	(4)	(2)	(1)

Total loss	1	3	7

        During 2010, 2009 and 2008 numerous assets with small carrying values were retired from use and the remaining carrying values attributable to these assets were written off. Other smaller assets were disposed of realising a profit of R4 million in 2010 (2009—R2 million and 2008—R1 million).

Sasol Gas—results of operations

	2010	2009	Change 2010/2009	Change 2010/2009	2008	Change 2009/2008	Change 2009/2008
	(Rand in millions)			(%)	(Rand in millions)		(%)
Turnover
External	2 986	2 829	157	6	2 563	266	10
Inter-segment	2 385	2 837	(452)	(16)	2 134	703	33

Total turnover	5 371	5 666	(295)	(5)	4 697	969	21
Operating costs and expenses(1)	(2 892)	(3 242)	350	(11)	(2 912)	(330)	11

Operating profit	2 479	2 424	55	2	1 785	639	36

Operating margin %	46	43			38

(1)
Operating costs and expenses net of other income.

Results of operations 2010 compared to 2009

        Total turnover decreased by 5% from R5 666 million in 2009 to R5 371 million in 2010 mainly due to lower gas prices. This was negated by the impact of higher sales volumes due to a stronger demand from Sasol's operations in Sasolburg and Secunda and to South African customers, most notably from the metals, retail, mining and metallic sectors resulting in higher margins being obtained.

        Operating costs and expenses decreased by 11% mainly due to a reduction of cash fixed costs through continued cost containment.

        The main factors contributing to the increase in operating profit were:

	Change 2010/2009
	(Rand in millions)%
Operating profit 2009	2 424
Exchange rate effects	15	—
Net product price increases	(32)	(1)
Inflation on other operating costs	20	1
Net volume and productivity effects	48	2
Effects of remeasurement items	4	—

Operating profit 2010	2 479

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

        The main factors contributing to the increase in operating profit were:

	Change 2009/2008
	(Rand in millions)%
Operating profit 2008	1 785
Exchange rate effects	(59)	(3)
Net product price increases	146	8
Inflation on other operating costs	18	1
Net volume and productivity effects	434	24
Effects of remeasurement items	100	6

Operating profit 2009	2 424

Remeasurement items for the years ended 30 June

        Operating costs and expenses include the effect of the following remeasurement items:

	2010	2009	2008
	(Rand in millions)
Impairment of property, plant and equipment	—	—	104
Scrapping of property, plant and equipment	—	4	—

Total loss	—	4	104

        In 2009, smaller assets were retired from use and the remaining carrying values attributable to these assets were written off.

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

  Sasol Synfuels—results of operations

	2010	2009	Change 2010/2009	Change 2010/2009	2008	Change 2009/2008	Change 2009/2008
	(Rand in millions)			(%)	(Rand in millions)		(%)
Turnover
External	879	1 367	(488)	(36)	982	385	39
Inter-segment	33 014	36 334	(3 320)	(9)	38 634	(2 300)	(6)

Total turnover	33 893	37 701	(3 808)	(10)	39 616	(1 915)	(5)
Operating costs and expenses(1)	(20 718)	(12 513)	(8 205)	66	(20 200)	7 687	(38)

Operating profit	13 175	25 188	(12 013)	(48)	19 416	5 772	30

Operating margin %	39	67			49

(1)
Operating costs and expenses net of other income.

Results of operations 2010 compared to 2009

        Total turnover decreased by 10% from R37 701 million in 2009 to R33 893 million in 2010 mainly due to the strengthening of the rand against the US dollar (average rate R7,59 per US dollar for 2010 year compared to R9,04 per US dollar for 2009) which was partially negated by higher average crude oil prices.

        Production volumes increased by 4% from 7,1 Mt in 2009 to 7,4 Mt in 2010 mainly as a result of improved plant stability.

        Operating costs and expenses increased by 19% excluding the effects of the gain of R4 904 million relating to the oil hedge recognised in 2009. The remaining increase in operating costs is mainly due to increased depreciation resulting from the capitalisation of shutdown and major inspection costs in 2010 as well as higher coal and feedstock prices resulting from higher average oil prices.

        The main factors contributing to the decrease in operating profit were:

	Change 2010/2009
	(Rand in millions)%
Operating profit 2009	25 188
Exchange rate effects	(5 764)	(23)
Net product and feedstock price	(7 352)	(29)

—crude oil effects	673	3
—effect of crude oil hedge	(4 904)	(20)
—other products	(3 121)	(12)

Inflation on other operating costs	(989)	(4)
Net volume and productivity effects	2 013	8
Effects of remeasurement items	79	—

Operating profit 2010	13 175

Results of operations 2009 compared to 2008

        Total turnover decreased by 5% from R39 616 million to R37 701 million mainly due to lower crude oil prices and lower production volumes. The effect of this decrease was partially offset by a weaker rand/US dollar exchange rate.

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

        The main factors contributing to the increase in operating profit were:

	Change 2009/2008
	(Rand in millions)%
Operating profit 2008	19 416
Exchange rate effects	6 591	34
Net product and feedstock price	6 414	33
—crude oil effects	(4 573)	(24)
—effect of crude oil hedge	7 115	37
—other products	3 872	20
Inflation on other operating costs	(1 189)	(6)
Net volume and productivity effects	(5 932)	(30)
Effects of remeasurement items	(112)	(1)

Operating profit 2009	25 188

Remeasurement items for the years ended 30 June

        Operating costs and expenses include the effect of the following remeasurement items:

	2010	2009	2008
	(Rand in millions)
Scrapping of property, plant and equipment	35	40	27
Scrapping of assets under construction	24	98	—
Profit on disposal of property, plant and equipment	(1)	(1)	(2)

Total loss	58	137	25

        The remeasurement items in 2010 include the scrapping of sections of projects which are no longer economically viable and whose technologies can no longer be used (R24 million), critical spares (R11,9 million), term operating assets (R14,4 million) and other smaller items (R9 million).

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

Sasol Oil—results of operations

	2010	2009	Change 2010/2009	Change 2010/2009	2008	Change 2009/2008	Change 2009/2008
	(Rand in millions)			(%)	(Rand in millions)		(%)
Turnover
External	47 932	51 086	(3 154)	(6)	52 500	(1 414)	(3)
Inter-segment	479	608	(129)	(21)	498	110	22

Total turnover	48 411	51 694	(3 283)	(6)	52 998	(1 304)	(2)
Operating costs and expenses(1)	(47 047)	(52 045)	4 998	(10)	(47 491)	(4 554)	10

Operating profit/(loss)	1 364	(351)	1 715	489	5 507	(5 858)	(106)

Operating margin%	3	(1)			10

(1)
Operating costs and expenses net of other income.

Results of operations 2010 compared to 2009

        Total turnover decreased by 6% from R51 694 million in 2009 to R48 411 million in 2010 mainly due to lower product prices. Total liquid fuel sales were 7% higher at 10,55 million cubic metres (Mm3) in 2010 compared to 9,85 Mm3 in 2009 specifically to wholesales and overland exporters into Southern Africa. This was as a result of a knock on effect from improved production despite a decrease in crude oil throughput at our Natref refinery which decreased by 6% from 3,5 Mm3 in 2009 to 3,3 Mm3 in 2010.

        Operating costs and expenses decreased by 10% from R52 045 million in 2009 to R47 047 million in 2010 as a result of reduced cash fixed costs and tighter inventory management. These positive effects were offset to some extent by the stronger rand/US dollar exchange rate.

        Sasol Oil reported an operating profit of R1 364 million in 2010 compared with an operating loss of R351 million in 2009 mainly due to improved marketing margins during a period of less volatile crude oil prices despite weaker refining margins.

        The main factors contributing to the decrease in operating loss to a profit were:

	Change 2010/2009
	(Rand in millions)%
Operating loss 2009	(351)
Exchange rate effects	(824)	(235)
Net product and feedstock price decreases	2 343	668
Inflation on other operating costs	(97)	(28)
Net volume and productivity effects	306	87
Effects of remeasurement items	(13)	(3)

Operating profit 2010	1 364

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

        The main factors contributing to the decrease in operating profit were:

	Change 2009/2008
	(Rand in millions)%
Operating profit 2008	5 507
Exchange rate effects	298	5
Net product and feedstock price increases	(5 804)	(105)
Inflation on other operating costs	(136)	(2)
Net volume and productivity effects	(199)	(4)
Effects of remeasurement items	(17)	—

Operating loss 2009	(351)

Remeasurement items for the years ended 30 June

        Operating costs and expenses include the effect of the following remeasurement items:

	2010	2009	2008
	(Rand in millions)
Impairment of property, plant and equipment	—	—	11
Scrapping of property, plant and equipment	15	3	—
Profit on disposal of property, plant and equipment	(5)	(6)	(31)

Total loss/(gain)	10	(3)	(20)

        The remeasurement items in 2010 include the scrapping of a number of assets with small carrying values that were retired from use and the remaining carrying values attributable to these assets were written off. The profit on the disposal of property, plant and equipment relates to various small items.

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

International energy cluster

Sasol Synfuels International (SSI)—results of operations

	2010	2009	Change 2010/2009	Change 2010/2009	2008	Change 2009/2008	Change 2009/2008
	(Rand in millions)			(%)	(Rand in millions)		(%)
Turnover
External	2 282	3 027	(745)	(25)	1 788	1 239	69
Inter-segment	—	—	—	—	5	(5)	(100)

Total turnover	2 282	3 027	(745)	(25)	1 793	1 234	69
Operating costs and expenses(1)	(2 151)	(3 262)	1 111	(34)	(2 414)	(848)	35

Operating profit/(loss)	131	(235)	366	156	(621)	386	62

Operating margin%	6	(8)			(35)

(1)
Operating costs and expenses net of other income.

Results of operations 2010 compared to 2009

        Total turnover decreased by 25% from R3 027 million in 2009 to R2 282 million in 2010 mainly due to the strengthening of the rand against the US dollar and lower volumes. The Oryx GTL facility had an unplanned shutdown in the second quarter of 2010 as a result of a failure in a vendor supplied air compressor unit and a planned statutory shutdown in the fourth quarter of 2010, resulting in lower production for the year.

        Operating costs and expenses decreased by 34% from R3 262 million in 2009 to R2 151 million in 2010 primarily due to the additional provision raised in respect of the Escravos gas-to-liquids (EGTL) project amounting to R1 280 million in 2009 as well as cost containment initiatives.

        SSI reported an operating profit of R131 million compared with R536 million in 2009 before the effect of the loss of R771 million relating to reduction of our economic interest in the EGTL project. The impact of lower production volumes and the strengthening of the rand against the US dollar on operating profit were partially negated by higher crude oil prices during the year.

        The Oryx GTL facility operated at 90% capacity, excluding the impact of the planned shutdown, in the second half of 2010.

        The main factors contributing to the decrease in operating loss to a profit were:

	Change 2010/2009
	(Rand in millions)%
Operating loss 2009	(235)
Exchange rate effects	(113)	(48)
Net volume and productivity effects	(294)	(125)
Effects of remeasurement items	773	329

Operating profit 2010	131

Results of operations 2009 compared to 2008

        SSI hosts the growth ambitions of the group relating to GTL and CTL ventures. Total turnover increased significantly by 69% from R1 788 million in 2008 to R3 027 million in 2009. This is mainly due to an increase in the contribution from the Oryx GTL facility in Qatar, a 49:51 joint venture with Qatar Petroleum, as the plant has continued to ramp up to expected capacity during the year.

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

        The main factors contributing to the decrease in operating loss were:

	Change 2009/2008
	(Rand in millions)%
Operating loss 2008	(621)
Exchange rate effects	161	26
Net volume and productivity effects	606	97
Effects of remeasurement items	(381)	(61)

Operating loss 2009	(235)

Remeasurement items for the years ended 30 June

        Operating costs and expenses include the effect of the following remeasurement items:

	2010	2009	2008
	(Rand in millions)
Impairment of property, plant and equipment	—	—	362
Scrapping of property, plant and equipment	—	5	—
Loss on disposal of property, plant and equipment	4	1	—
Disposal of business	—	771	—
Loss on repurchase of participation right in GTL project	—	—	34

Total loss	4	777	396

        The remeasurement items in 2010 include the loss on the disposal of property, plant and equipment that relates to various small items.

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

Sasol Petroleum International (SPI)—results of operations

	2010	2009	Change 2010/2009	Change 2010/2009	2008	Change 2009/2008	Change 2009/2008
	(Rand in millions)			(%)	(Rand in millions)		(%)
Turnover
External	916	1 156	(240)	(21)	1 228	(72)	(6)
Inter-segment	769	983	(214)	(22)	743	240	32

Total turnover	1 685	2 139	(454)	(21)	1 971	168	9
Operating costs and expenses(1)	(1 348)	(1 024)	(324)	32	(967)	(57)	6

Operating profit	337	1 115	(778)	(70)	1 004	111	11

Operating margin %	20	52			51

(1)
Operating costs and expenses net of other income and including exploration costs.

Results of operations 2010 compared to 2009

        Total turnover decreased by 21% from R2 139 million in 2010 to R1 685 million in 2009 mainly due to the negative impact of the stronger rand US dollar exchange rate as well as lower sales volumes from the Etame oil field cluster in Gabon. This was partly negated by the impact of higher average crude oil and gas prices.

        Total gas sales volumes from Mozambique increased marginally from 74,7 million gigajoules (MGJ) in 2009 to 75,1 MGJ in 2010, while condensate sales decreased by 62% from 0,5 million barrels (bbl) in 2009 to 0,2 million bbl in 2010. Total oil sales from Gabon decreased by 5% from 2,0 million bbl in 2009 to 1,9 million bbl in 2010.

        Operating costs and expenses increased mainly due to the additional costs incurred on the US$300 million expansion project of the onshore gas production facilities in Pande and Temane, Mozambique, to increase the current annual capacity of 120 MGJ to 183 MGJ. This was partially negated by a decrease in total exploration costs amounting to R177 million in 2010 compared to R311 million in 2009 due to reduced exploration activity in Block 16 and 19 in Mozambique.

        The main factors contributing to the decrease in operating profit were:

	Change 2010/2009
	(Rand in millions)%
Operating profit 2009	1 115
Exchange rate effects	(415)	(38)
Net product and feedstock price decreases	(23)	(2)
—crude oil effects	74	7
—effect of crude oil hedge	(152)	(14)
—other products	55	5
Net volume and productivity effects	(249)	(22)
Effects of remeasurement items	(91)	(8)

Operating profit 2010	337

Results of operations 2009 compared to 2008

        The increase in Sasol Petroleum International's (SPI) total turnover of 9% from R1 971 million in 2008 to R2 139 in 2009 is mainly attributable to the impact of the weaker rand US dollar exchange rate as well as higher sales volumes as a result of the Ebouri offshore oilfield being successfully commissioned during 2009. This was partially negated by the impact of lower crude oil prices.

        Gas production levels in Mozambique were maintained from 2008 to 2009, while oil production levels increased in 2009 compared to 2008. Condensate production levels decreased in 2009 compared to 2008.

        Operating costs and expenses increased mainly due to an increase in exploration costs amounting to R311 million for 2009 compared to R221 million in 2008.

        The main factors contributing to the increase in operating profit were:

	Change 2009/2008
	(Rand in millions)%
Operating profit 2008	1 004
Exchange rate effects	535	53
Net product and feedstock price decreases	(215)	(22)
—crude oil effects	(322)	(32)
—other products	107	10
Net volume and productivity effects	(165)	(16)
Effects of remeasurement items	(44)	(4)

Operating profit 2009	1 115

Remeasurement items for the years ended 30 June

        Operating costs and expenses include the effect of the following remeasurement items:

	2010	2009	2008
	(Rand in millions)
Loss/(profit) on disposal of property, plant and equipment	—	1	(27)
Write off of unsuccessful exploration wells	58	16	—
Impairment of assets under construction	50	—	—

Total loss/(gain)	108	17	(27)

        In 2010, an amount of R58 million was written off in respect of capitalised exploration wells subsequently appraised to be unsuccessful. Further, certain upstream exploration assets in Nigeria were evaluated for impairment due to recent market transactions of similar assets and the Nigerian governments proposed new bill, which introduces changes to the fiscal regime of existing and new oil and gas licences. This evaluation resulted in an impairment of R50 million in 2010.

        In 2009, an amount of R16 million was written off in respect of capitalised exploration wells subsequently appraised to be unsuccessful. Various other assets were retired from use and disposed of realising a loss of R1 million in 2009.

        In 2008, SPI disposed of its 50% interest in the Dussafu Marine Permit realising a net profit of R33 million on the disposal thereof. Various other assets were retired from use and disposed of realising a loss of R6 million in 2008.

Chemical Cluster

Sasol Polymers—results of operations

        Our polymer-related activities are housed in two separate entities, Sasol Polymers, a division of Sasol Chemical Industries Limited, and Sasol Polymers International Investments (Pty) Limited, a subsidiary of the Sasol Investment Company (Pty) Limited.

	2010	2009	Change 2010/2009	Change 2010/2009	2008	Change 2009/2008	Change 2009/2008
	(Rand in millions)			(%)	(Rand in millions)		(%)
Turnover
External	14 236	15 326	(1 090)	(7)	11 162	4 164	37
Inter-segment	85	199	(114)	(57)	142	57	40

Total turnover	14 321	15 525	(1 204)	(8)	11 304	4 221	37
Operating costs and expenses(1)	(13 363)	(14 579)	1 216	(8)	(9 793)	(4 786)	49

Operating profit	958	946	12	1	1 511	(565)	(37)

Operating margin %	7	6			13

(1)
Operating costs and expenses net of other income.

Results of operations 2010 compared to 2009

        Total turnover decreased by 8% from R15 525 million in 2009 to R14 321 million in 2010 mainly due to the strengthening of the rand against the US dollar which offset the increase in sales volumes.

        In 2010, Sasol Polymers reorganised its South African structure, with a focus on cutting costs and improving productivity. Benefits from these turnaround plans have already started to bear fruit, with an increase in sales margins and reductions in costs during the latter part of the 2010 financial year.

        Operating costs and expenses decreased by 8% from R14 579 million in 2009 to R13 363 million in 2010 primarily due to reductions in cash fixed costs resulting form the reorganisation of the Polymers business in South Africa. This positive impact was partially offset by foreign exchange translation differences.

        The main factors contributing to the increase in operating profit were:

	Change 2010/2009
	(Rand in millions)%
Operating profit 2009	946
Exchange rate effects	(1 703)	(180)
Net product and feedstock price	1 738	184
—crude oil	61	7
—other products	1 677	177
Inflation on other operating costs	(216)	(23)
Net volume and productivity effects	208	22
Effects of remeasurement items	(15)	(2)

Operating profit 2010	958

Results of operations 2009 compared to 2008

        Sasol Polymers commissioned the Arya Sasol Polymers plants leading to the strong growth experienced. It achieved a 37% increase in total revenue from R11 162 million in 2008 to R15 326 million in 2009 despite the sharp decline in polymer sales prices in the latter part of the year.

        The operating profit decrease of 37% in 2009 when compared to 2008 is primarily attributable to the adverse impact of the current economic downturn, which affected demand, together with plummeting polymer prices, particularly in the second quarter of the year, which negatively impacted profit margins. Also included in 2009 was an amount of R80 million (2008—R9 million and 2007—R3 million) in respect of the write-down of inventories to net realisable value. Prices were further undermined by the industry's high level of inventories.

        Production volumes increased 21% during the year mainly due to new capacity both in South Africa (second polypropylene plant in Secunda) and Iran (Arya Sasol Polymers).

        The main factors contributing to the decrease in operating profit were:

	Change 2009/2008
	(Rand in millions)%
Operating profit 2008	1 511
Exchange rate effects	1 026	68
Net product and feedstock price	(1 572)	(104)
—crude oil	816	54
—other products	(2 388)	(158)
Inflation on other operating costs	(126)	(8)
Net volume and productivity effects	118	8
Effects of remeasurement items	(11)	(1)

Operating profit 2009	946

Remeasurement items for the years ended 30 June

        Operating costs and expenses include the effect of the following remeasurement items:

	2010	2009	2008
	(Rand in millions)
Impairment of property, plant and equipment	5	—	—
Scrapping of property, plant and equipment	6	1	—
Scrapping of assets under construction	—	3	—
Loss/(profit) on disposal of property, plant and equipment	3	(5)	(12)

Total loss/(gain)	14	(1)	(12)

        Remeasurement items in 2010 include the impairment of property, plant and equipment of R5 million relating to the closure of the Peroxide business. In addition, various projects and assets were retired from use and disposed of realising a loss of R3 million and numerous assets with small carrying values were retired from use and the remaining carrying values attributable to these assets were written off to the value of R6 million.

        In 2009, various projects and assets were retired from use and disposed of realising a profit of R5 million. In addition, numerous assets with small carrying values were retired from use and the remaining carrying values attributable to these assets were written off to the value of R1 million. Other smaller projects which are no longer considered economically viable were also written off to the value of R3 million in 2009.

        In 2008, various projects and assets were retired from use and disposed of realising a profit of R12 million.

Sasol Solvents—results of operations

	2010	2009	Change 2010/2009	Change 2010/2009	2008	Change 2009/2008	Change 2009/2008
	(Rand in millions)			(%)	(Rand in millions)		(%)
Turnover
External	14 425	16 317	(1 892)	(12)	15 585	732	5
Inter-segment	1 340	1 798	(458)	(25)	1 597	201	13

Total turnover	15 765	18 115	(2 350)	(13)	17 182	933	5
Operating costs and expenses(1)	(14 611)	(17 620)	3 009	(17)	(14 800)	(2 820)	19

Operating profit	1 154	495	659	133	2 382	(1 887)	(79)

Operating margin %	7	3			14

(1)
Operating costs and expenses net of other income.

Results of operations 2010 compared to 2009

        Total turnover decreased by 13% from R18 115 million in 2009 to R15 765 million in 2010. The decrease was primarily due to the strengthening of the rand against the US dollar, although sales volumes were higher in 2010 compared to 2009 due to increased production levels. The higher crude oil prices in 2010 also led to increases in sales prices and margins for chemical products during the latter half of the year.

        Total production volumes for Sasol Solvents increased by 2,4% from 1,67 Mt in 2009 to 1,71 Mt in 2010. Total sales volumes increased from 1,63 Mt in 2009 to 1,71 Mt in 2010.

        Operating costs and expenses decreased by 17% from R17 620 million in 2009 to R14 611 million in 2010 due to reduced cash fixed costs as a result of cost containment initiatives through the business improvement plans.

        In addition, stronger margins further contributed to the increase in operating profit from R495 million in 2009 to R1 154 million in 2010.

        The main factors contributing to the increase in operating profit were:

	Change 2010/2009
	(Rand in millions)%
Operating profit 2009	495
Exchange rate effects	(710)	(143)
Net product and feedstock price	1 173	237
—crude oil	223	45
—other products	950	192
Inflation on other operating costs	(245)	(50)
Net volume and productivity effects	341	69
Effects of remeasurement items	100	20

Operating profit 2010	1 154

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

        The main factors contributing to the decrease in operating profit were:

	Change 2009/2008
	(Rand in millions)%
Operating profit 2008	2 382
Exchange rate effects	707	30
Net product and feedstock price	(1 421)	(60)
—crude oil	891	37
—other products	(2 312)	(97)
Inflation on other operating costs	(259)	(11)
Net volume and productivity effects	(860)	(36)
Effects of remeasurement items	(54)	(2)

Operating profit 2009	495

  Remeasurement items for the years ended 30 June

        Operating costs and expenses include the effect of the following remeasurement items:

	2010	2009	2008
	(Rand in millions)
Impairment of property, plant and equipment	12	69	269
Impairment of assets under construction	2	—	—
Impairment of intangible assets	—	27	—
Reversal of impairment of property, plant and equipment	—	—	(191)
Scrapping of property, plant and equipment	44	62	38
Profit on disposal of property, plant and equipment	—	—	(12)

Total loss	58	158	104

        During 2010, further impairments amounting to R14 million were recognised in respect of the Herne site in Germany. This cash generating unit was fully impaired in 2008. Further, expenditure relating to compliance with legal and safety obligations was capitalised to the asset during the year and subsequently impaired.

        The scrapping of property, plant and equipment relates to in process consumption of Rhodium catalyst amounting to R27 million. A further R10 million relates to in process consumption associated with other catalysts. The remaining scrapping of R7 million relates to other smaller assets.

        During 2009, the Secunda Acid Recovery plant was impaired for an amount of R63 million. Due to corrosion related maintenance and mechanical problems, the availability of the plant has been erratic from the start of its operations. The plant was partially impaired in 2001 and has now been fully impaired.

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

Sasol Olefins & Surfactants (O&S)—results of operations

	2010	2009	Change 2010/2009	Change 2010/2009	2008	Change 2009/2008	Change 2009/2008
	(Rand in millions)			(%)	(Rand in millions)		(%)
Turnover
External	24 774	28 867	(4 093)	14	28 125	742	3
Inter-segment	509	667	(158)	(24)	655	12	2

Total turnover	25 283	29 534	(4 251)	(14)	28 780	754	3
Operating costs and expenses(1)	(22 791)	(29 694)	6 903	(23)	(27 268)	(2 426)	9

Operating (loss)/profit	2 492	(160)	2 652	1 658	1 512	(1 672)	(111)

Operating margin %	10	(1)			5

(1)
Operating costs and expenses net of other income.

Results of operations 2010 compared to 2009

        Total turnover decreased by 14% from R29 534 million in 2009 to R25 283 million in 2010 mainly due to the strengthening of the rand against the US dollar. Sales volumes increased by 2% from 1,89 Mt in 2009 to 1,92 Mt in 2010 as demand in the market recovered.

        Operating costs and expenses decreased by 23% from R29 694 million in 2009 to R22 791 million in 2010. This decrease is largely attributable to the turnaround programme announced by Sasol O&S in 2008. The positive effect of the turnaround programme has also enabled the business to better respond to the economic downturn through margin maintenance, improved asset utilisation, a reduction in headcount and a focused reduction on cash fixed costs, which was partially offset by the negative impacts of foreign exchange movements in 2010. In addition, included in operating costs and expenses is the partial reversal of the impairment of the Sasol Italy assets of R348 million.

        The main factors contributing to the decrease in operating loss to a profit were:

	Change 2010/2009
	(Rand in millions)%
Operating loss 2009	(160)
Exchange rate effects	(422)	(264)
Net product and feedstock price	3 077	1 923
Net volume and productivity effects	(453)	(283)
Effects of remeasurement items	450	282

Operating profit 2010	2 492

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

        The main factors contributing to the decrease in operating profit were:

	Change 2009/2008
	(Rand in millions)%
Operating profit 2008	1 512
Exchange rate effects	42	3
Net product and feedstock price	(1 594)	(105)
Net volume and productivity effects	13	1
Effects of remeasurement items	(133)	(9)

Operating loss 2009	(160)

Remeasurement items for the years ended 30 June

        During the year under review operating costs and expenses include the effect of the following remeasurement items:

	2010	2009	2008
	(Rand in millions)
Impairment of property, plant and equipment	8	18	62
Impairment of intangible assets	—	84	—
Reversal of impairment of property, plant and equipment	(348)	—	(96)
Reversal of impairment of intangible assets	(15)	—	—
Reversal of impairment of assets under construction	(2)	—	—
Scrapping of property, plant and equipment	2	1	3
Loss on disposal of property, plant and equipment	6	3	4
Loss on disposal of business	5	—	—

Total (gain)/loss	(344)	106	(27)

        The remeasurement items in 2010 include:

  •
  Impairment of property, plant and equipment—the closure of the Paraffin Sulfonate plant in Germany resulted in an impairment for an amount of R8 million;

  •
  Reversal of impairment of property, plant and equipment and assets under construction—during 2007, the Sasol Italy Organics business was fully impaired due to a decline in the economics of the business. Following the termination of the Sasol O&S divestiture process in 2007, Sasol O&S has implemented a turnaround programme. The Sasol O&S turnaround programme included, among others, the closure of the Porto Torres and Augusta plants in Italy, the sale of unprofitable assets such as Crotone as well as various cost reduction initiatives. As a result, these initiatives as well as improvements in overall market conditions have provided indications that part of the previously recognised impairments should be reversed. Management concluded that a partial reversal of the previously recognised impairment of approximately R900 million (€96 million) was appropriate. Accordingly, an amount of R350 million (€37 million) was recognised in 2010 as a reversal of the impairment;

  •
  Reversal of impairment of intangible assets amounting to R15 million due to the increase in the market price of emission rights during the year;

  •
  Numerous assets with small carrying values were retired from use and the remaining carrying values attributable to these assets were written off to the value of R2 million;

  •
  Various projects and assets were retired from use and disposed of realising a loss of R6 million in 2010;

  •
  Loss on disposal of business—during 2009, as part of the Sasol O&S turnaround programme announced in 2007, Sasol decided to dispose of its investment in the inorganic business situated at the Crotone, Italy site and realised a loss on disposal business amounting to R5 million.

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

Other Chemicals—results of operations

        Other chemical business includes Sasol Nitro, Sasol Wax, Merisol, Infrachem and various smaller chemical businesses.

	2010	2009	Change 2010/2009	Change 2010/2009	2008	Change 2009/2008	Change 2009/2008
	(Rand in millions)			(%)	(Rand in millions)		(%)
Turnover
External	11 951	14 805	(2 854)	(19)	13 315	1 490	11
Inter-segment	4 257	3 934	323	8	3 115	819	26

Total turnover	16 208	18 739	(2 531)	(14)	16 430	2 309	14
Operating costs and expenses(1)	(15 316)	(22 264)	6 948	31	(15 230)	(7 034)	46

Operating profit/(loss)	892	(3 525)	4 417	125	1 200	(4 725)	(394)

Operating margin %	6	(19)			7
Sasol Nitro
Total turnover	4 709	6 829	(2 120)	(31)	5 964	865	15
Operating profit/(loss)	306	(370)	676	183	1 267	(1 637)	(129)
Sasol Wax
Total turnover	6 636	7 397	(761)	(10)	6 570	827	13
Operating (loss)/profit	659	(2 994)	3 653	122	381	(3 375)	(886)
Merisol
Total turnover	759	766	(7)	(1)	844	(78)	(9)
Operating profit	22	92	(70)	(76)	143	(51)	(36)
Sasol Infrachem
Total turnover	4 102	3 746	356	10	2 908	838	29
Operating loss	(56)	(192)	136	71	(510)	318	62

(1)
Operating costs and expenses net of other income.

Results of operations 2010 compared to 2009

        Sasol Nitro, which comprises our South African ammonia, fertilisers, phosphates and explosives portfolios, increased operating profit by 15%, excluding the effect of the administrative penalty of R251 million imposed by the South African Competition Commission, impairments related to our Phalaborwa plant and the negative effects of the write-down of inventories to net realisable value of R385 million in 2009. The positive results were mainly due to improved product margins in the fertiliser business and reduction of cash fixed costs. These results were partially offset by the effect of the stronger rand/US dollar exchange rate and lower commodity selling prices.

        Sasol Wax produces and markets wax and wax related products to commodity and specialty wax markets globally. Total turnover has decreased by 10%, primarily as a result of the strengthening of the rand against the US dollar and the slower than expected recovery in the US wax market. This impact was partially negated by improved sales volumes in the European wax market. Operating profit decreased by 4%, excluding the effect of the administrative penalty of R3 678 million (€318,2 million) imposed by the European Commission in 2009. Cash fixed costs were contained within inflationary levels, in line with business recovery plans.

        Merisol, our 50:50 cresylic acids joint venture with Merichem Company, produces about a third of the world's phenolics. Total turnover decreased by 1% from R766 million to R759 million in 2010 mainly due to reduced sales volumes emanating from the global economic downturn during the second half of the year.

        Sasol Infrachem's total turnover increased by 10% from R3 746 million in 2009 to R4 102 million in 2010 due to higher selling prices as a result of the new inter segment gas pricing structure implemented in 2009. This resulted in a lower operating loss of R56 million compared to R192 million in 2009. Gas production increased by 4% from 35,7 MGJ in 2009 to 37,2 MGJ in 2010.

Results of operations 2009 compared to 2008

        Sasol Nitro, which comprises our South African ammonia, fertilisers, phosphates and explosives portfolios, reported an operating loss of R370 million in 2009 compared to an operating profit of R1 267 million in 2008 primarily as a result of a decrease of 27% sales volumes coupled with lower margins as well as higher operating costs and expenses. This has been partially offset by the positive effects of a weaker average rand/US dollar exchange rate during 2009 when compared to 2008. Included in operating loss is the administrative penalty imposed by the South African Competition authorities of R251 million, the negative effects of the write-down of inventories to net realisable value of R385 million, impairments of R216 million and provisions of R39 million relating primarily to the closure of the Phalaborwa and Polyfos operations.

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

Remeasurement items for the years ended 30 June

        Operating costs and expenses includes the effect of the following remeasurement items:

	2010	2009	2008
	(Rand in millions)
Impairment of property, plant and equipment	5	211	13
Impairment of assets under construction	7	13	—
Impairment of intangible and other assets	—	5	—
Impairment of investments	1	8	—
Reversal of impairment of property, plant and equipment	—	—	(94)
Scrapping of property, plant and equipment	9	5	3
Scrapping of assets under construction	8	—	—
(Profit)/loss on disposal of property, plant and equipment	(3)	2	(10)
Loss on disposal of intangible assets	1	2	—
Loss/(profit) on disposal of business	—	1	(111)
Profit on disposal of associate	(7)	—	—
Profit on disposal of investments	—	—	(129)
Realisation of foreign currency translation reserve	—	—	557

Total loss	21	247	229

        The remeasurement items in 2010 include:

  •
  Impairment of property, plant and equipment—R4,5 million related to the Sasol Nitro Powergel plant which is planned to be shut down and R0,5 million in respect of the shut down the Sasol Nitro Polyfos plant;

  •
  Impairment of assets under construction—R7 million is in respect of the costs of roller crushers relating to Sasol Nitro's Granulation plant in Secunda which was impaired in 2009;

  •
  Impairment of investment—R1 million relates to Merisol's investment in a joint venture that is currently being wound up;

  •
  Scrapping of property, plant and equipment and assets under construction—numerous assets with small carrying values were retired from use and the remaining carrying values attributable to these assets were written off to the value of R9 million. Further, other smaller projects which are no longer considered economically viable were also written off to the value of R8 million;

  •
  Profit on disposal of property, plant and equipment—various projects and assets were retired from use and disposed of realising a profit of R3 million;

  •
  Loss on disposal of intangible assets—relates to emission rights donated by Sasol Nitro realising a loss of R1 million; and

  •
  Profit on disposal of associate—on 10 July 2007, Sasol Wax disposed of its 31% investment in Paramelt RMC BV, operating in the Netherlands, for a consideration of R251 million, realising a profit of R129 million. During 2010, the additional conditions precedent were met resulting in the receipt of additional consideration of R7 million.

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

Other businesses—results of operations

        Other businesses include Sasol Financing, Sasol Technology and the group's corporate head office function.

	2010	2009	Change 2010/2009	Change 2010/2009	2008	Change 2009/2008	Change 2009/2008
	(Rand in millions)			(%)	(Rand in millions)		(%)
Turnover
External	179	171	8	5	225	(54)	(24)
Inter-segment	5 241	5 038	203	4	4 048	990	24

Total turnover	5 420	5 209	211	4	4 273	936	22
Operating costs and expenses(1)	(5 255)	(7 863)	2 608	33	(5 493)	(2 370)	43

Operating profit/(loss)	165	(2 654)	2 819	106	(1 220)	1 434	118

(1)
Operating costs and expenses net of other income.

Results of operations 2010 compared to 2009

        Operating profit for 2010 was positively impacted by the lower share-based payment expense relating to the Sasol Inzalo share transaction of R2 million in 2010 compared with R2 435 million in 2009, as a result of the shares issued to the black public in 2009, and the effect of the strengthening of the rand against the US dollar.

Results of operations 2009 compared to 2008

        Operating loss for 2009 was adversely impacted by the share-based payment expense relating to the black public invitations of the Sasol Inzalo share transaction of R2 435 million and the effect of the weakening of the rand against the US dollar.

Remeasurement items for the years ended 30 June

        Operating costs and expenses includes the effect of the following remeasurement items:

	2010	2009	2008
	(Rand in millions)
Impairment of property, plant and equipment	17	—	—
Impairment of intangible and other assets	1	23	—
Impairment of assets under construction	2	—	—
Scrapping of property, plant and equipment	8	7	28
Profit on disposal of property, plant and equipment	(4)	(4)	(1)
Profit on disposal of business	—	(2)	—
Profit on disposal of investments	—	—	(108)

Total loss/(gain)	24	24	(81)

        During 2010, due to the increasing cash fixed costs to maintain the hotel owned by Sasol in Secunda and the relatively low occupation levels, the carrying value of the hotel was impaired by R17 million. Also, due to the decrease in the market price of emission rights during the year, the carrying value of intangible assets was impaired by R1 million at 30 June 2010. The impairment of assets under construction relates to the impairment of generators amounting to R2 million.

        Additionally in 2010, numerous assets with small carrying values were retired from use and the remaining carrying values attributable to these assets were written off to the value of R8 million. Various projects and assets were retired from use and disposed of realising a profit of R4 million in 2010.

        During 2009, Sasol acquired a hotel in Secunda, South Africa for a purchase consideration of R17 million as part of a cost savings initiative to accommodate staff members and other personnel working on the Sasol Synfuels growth initiative.

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

  IFRS 9, Financial Instruments

        The effective date for adoption of this standard is for periods commencing on or after 1 January 2013. The standard will have not have a significant impact on the financial statements of the group as the measurement and recognition of financial assets under the current IAS 39, Financial Instruments: Recognition and Measurement currently complies with the measurement criteria specified in IFRS 9, Financial Instruments.

  IFRS 2 (Amendment), Share-based Payment—Group Cash-settled Share-based Payment Transactions

        The effective date for adoption of this standard is for periods commencing on or after 1 January 2010. This standard will be adopted by the group for the year ending 30 June 2011. The standard will not have a significant impact on the financial statements of the group as this standard affects cash settled inter-group share-based payment transactions.

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

        In 2009, we entered into a cash conservation approach, which included our cost containment strategy and the suspension of our share repurchase programme. This resulted in the group's strong cash position. In addition, our cash conservation approach also included the prioritisation of our capital expenditure programme, which was necessitated by the lack of liquidity in the debt markets. In 2010, we have continued with this strategy. In the short-term our capital expenditure was prioritised to that which can be funded through cash generated from operating activities. Further in 2009, significant cash resources were made available due to the unlocking of working capital which was previously tied up in inventory and trade receivables, strongly assisted by the reduction in crude oil prices and the resultant decrease in product prices. Inventory also benefited from lower volumes.

        The following table provides a summary of our cash flows for each of the three years ended 30 June 2010, 2009 and 2008:

	2010	2009	2008
(Rand in millions)
Net cash retained from operating activities	15 529	30 838	17 954
Net cash utilised in investing activities	(16 704)	(12 518)	(10 844)
Net cash utilised by financing activities	(2 701)	(1 193)	(8 415)

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

Operating activities

        Net cash retained from operating activities has fluctuated over the past three years to R15 529 million in 2010 from R30 838 million in 2009 and R17 954 million in 2008 as a result of the volatility experienced in the markets due to the global economic recession. Cash flows retained from operating activities include the following significant cash flows:

	2010	2009	Change 2010/2009	Change 2010/2009	2008	Change 2009/2008	Change 2009/2008
	(Rand in millions)			(%)	(Rand in millions)		(%)
Cash generated by operating activities	27 338	48 187	(20 849)	(43)	34 740	13 447	39
Income tax paid	(6 040)	(10 252)	4 212	41	(9 572)	680	7
Dividend paid	(5 360)	(7 193)	1 833	25	(5 766)	1 427	25

        In 2010, the average dated Brent crude oil price increased to US$74,37/b from the average of US$68,14/b in 2009 and decreased from US$95,51/b in 2008. This decrease in the crude oil price in the prior year had a negative impact on our operating profit, however, the unlocking of working capital assisted by these lower crude oil prices and the resultant product prices had a positive impact on our cash generated by operating activities. In the current year, the improved crude oil price and the resultant improved product prices, together with improved volumes, has had a positive impact on our operations. However, we have seen an increase in our working capital which has offset this improvement. Cash generated by operating activities has decreased by 43% to R27 338 million in 2010 and increased by 39% to R48 187 million in 2009. In line with operating profit generated by our businesses, the most significant contributor to our cash generated by operations is Sasol Synfuels. The decrease in tax paid during the year is due to the decrease in taxable profit.

        Dividends paid amounted to R5 360 million in 2010 compared to R7 193 million in 2009 and R5 766 million in 2008. Our dividend distribution policy is a progressive dividend policy to distribute dividends on a regular basis, to maintain and/or grow dividends in line with the anticipated sustainable growth in earnings, barring significant economic variables such as fluctuations in the oil price and exchange rates. The prevailing circumstances of the company, future investment plans, financial performance and the trading and macro economic environments are considered when we make decisions on dividends. The average rate of earnings to dividend distributions in the past five years was approximately 2,7 times. Our dividend cover for 2010 is 2,6 times.

Investing activities

        Net cash utilised in investing activities has increased from R10 844 million in 2008 to R12 518 million in 2009 and to R16 704 million in 2010.

        Cash flows utilised in investing activities include the following significant cash flows:

	2010	2009	Change 2010/2009	Change 2010/2009	2008	Change 2009/2008	Change 2009/2008
	(Rand in millions)			(%)	(Rand in millions)		(%)
Additions to non-current assets(1)	(16 108)	(15 672)	(436)	(3)	(10 855)	(4 817)	(44)
Acquisition of businesses	—	(30)	30	100	(431)	401	93
Disposal of businesses	—	3 486	(3 486)	(100)	693	2 793	403

(1)
Includes additions to property, plant and equipment, assets under construction and intangible assets.

        The increase in additions to non-current assets is primarily due to an increase in capital expenditure on projects to expand our operations which includes the following key projects:

Projects(1)	Business categories	30 June 2010	30 June 2009	30 June 2008
		(Rand millions)
Pipeline expansion—1st compressor	Sasol Gas	186	532	—
Power generation with open cycle turbines	Sasol Synfuels	842	1 077	186
16th Oxygen train	Sasol Synfuels	970	507	304
10th SAS reactor	Sasol Synfuels	463	316	69
Gas heated exchange reformers	Sasol Synfuels	354	189	23
Oryx GTL and Escravos GTL(2)	Sasol Synfuels International	—	—	865
3rd Catalyst plant, South Africa	Sasol Synfuels International	465	221	10
2nd Catalyst plant, The Netherlands	Sasol Synfuels International	—	—	366
Mozambique expansion	Sasol Petroleum International	484	1 203	454
Petroleum West Africa development	Sasol Petroleum International	83	429	235
Project Turbo	Sasol Polymers	—	86	362
Arya Sasol Polymers (Iran)	Sasol Polymers	—	166	457
2nd and 3rd Octene trains	Sasol Solvents	—	298	323
Fischer-Tropsch Wax expansion project	Other chemical businesses	564	227	—
Other smaller projects	Various	2 189	2 732	1 598

		6 600	7 983	5 252

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

        In addition, we invested R9 508 million, R7 689 million and R5 603 million on non-current assets in 2010, 2009 and 2008, respectively, to sustain existing operations.

        During 2010, no acquisitions of businesses occurred (2009—R30 million and 2008—R431 million). The 2009 acquisitions comprised the acquisition of 50,1% of Exelem Aviation (Pty) Limited for a purchase consideration of R13 million and a hotel in Secunda, South Africa for a purchase consideration of R17 million.

        During 2010, we disposed of businesses for a net amount of nil consideration (2009—R3 486 million and 2008—R693 million). The 2010 disposals comprised Sasol's receipt of an additional consideration of R7 million following the fulfilment of the remaining conditions precedent relating to the disposal of the investment in Paramelt RMC BV in 2007. This consideration was offset by the additional payment required in respect of creditors related to the disposal of Sasol Italy's Crotone assets during the current year.

Financing activities

        The group's operations are financed primarily by means of its operating cash flows. Cash shortfalls are usually short-term in nature and are met primarily from short-term banking facilities. Long-term capital expansion projects and acquisitions of businesses are financed by a combination of internally generated cash flow and variable and fixed rate debt. This debt is usually in the measurement currency of the project or acquisition being financed and we aim to negotiate repayment terms that match the expected cash flow to be generated by the asset or the business acquired. Net cash utilised by financing activities was R2 701 million, R1 193 million and R8 415 million in 2010, 2009 and 2008, respectively. The following significant cash flows are included in financing activities:

	2010	2009	Change 2010/2009	Change 2010/2009	2008	Change 2009/2008	Change 2009/2008
	(Rand in millions)			(%)	(Rand in millions)		(%)
Share repurchase programme	—	(1 114)	1 114	100	(7 300)	6 186	85
Repayment of short-term debt	(199)	(2 091)	1 892	90	(2 292)	201	9
Repayment of long-term debt	(4 647)	(4 820)	173	4	(4 588)	(232)	(5)
Proceeds from short-term debt	170	280	(110)	(39)	1 942	(1 662)	(86)
Proceeds from long-term debt	2 080	5 575	(3 495)	(63)	3 806	1 769	46

        At the general meeting of 23 November 2006, shareholders approved that the directors be granted the authority to acquire up to 10% of Sasol Limited ordinary shares by way of a general repurchase. This authority was renewed by shareholders at our general meeting held on 30 November 2007.

        Through our subsidiary, Sasol Investment Company (Pty) Limited, we had purchased 40 309 886 ordinary shares representing 6,39% of the issued share capital of the company, excluding the Sasol Inzalo share transaction, for R12,1 billion at a cumulative average price of R299,77 per share since the inception of the programme in 2007. 31 500 000 ordinary shares of the repurchased shares were cancelled on 4 December 2008 for a total value of R7,9 billion. At the annual general meetings held on 28 November 2008 and 27 November 2009, the shareholders renewed the authority to repurchase up to 4% of the issued ordinary shares of the company. This authority is valid until the company's next annual general meeting. To date, no further purchases have been made under this authority. As at 30 June 2010, through our subsidiary, Sasol Investment Company (Pty) Limited, we held 8 809 886 ordinary shares, representing 1,46% of the issued share capital of the company, excluding the Sasol Inzalo share transaction, for an amount of R2 641 million at a cumulative average price of R299,77 per share.

        During 2010, no additional preference share debt related to the Sasol Inzalo share transaction was raised. During 2009, preference share debt of R4,2 billion was raised related to the Sasol Inzalo share transaction. In 2008, preference share debt of R2,2 billion was raised related to the Sasol Inzalo share transaction. Refer to "Item 5A—Operating results". In 2010, the repayment of long-term debt related primarily to the settlement of our Eurobond facility, while the proceeds from long-term debt relates to various facilities raised across the group.

Capital resources

        Sasol Financing and Sasol Financing International act as our group's financing vehicles. All our group treasury, cash management and borrowing activities are facilitated through Sasol Financing and Sasol Financing International. The group executive committee (GEC) and senior management meet regularly, to review and, if appropriate, approve the implementation of optimal strategies for the effective management of the group's financial risk. Our cash requirements for working capital, share repurchases, capital expenditures and acquisitions, over the past three years have been primarily financed through a combination of funds generated from operations and borrowings. In our opinion, our working capital is sufficient for present requirements. Our long-term capital expansion projects are financed by means of a combination of internally generated cash flow and variable and fixed-rate long-term debt. This debt is normally financed in the same currency as the underlying project and repayment terms are designed to match the expected cash flows to be generated by that project.

        Our debt comprises the following:

	2010	2009
	(Rand in millions)
Long-term debt, including current portion	15 197	17 887
Short-term debt	456	490
Bank overdraft	119	80

Total debt	15 772	18 457
Less cash (excluding restricted cash)	(14 870)	(19 425)

Net debt/(cash)	902	(968)

        Our debt profile has a longer-term bias which is a reflection of both our capital investment programme and the favourable results generated by operating activities over the last three years.

        The group has borrowing facilities with major financial institutions of R35 478 million (2009—R37 790 million). Of these facilities, R15 772 million (2009—R18 457 million) has been utilised at year end.

        There were no events of default for the years ended 30 June 2010 and 30 June 2009.

Banking facilities and debt arrangements at 30 June 2010

	Expiry date	Currency	Rand equivalent	Utilisation
			Rm	Rm
Sasol Financing
Uncommitted facilities
Commercial banking facilities	Various (short-term)	Rand	4 681	32
Commercial paper programme	None	Rand	6 000	—
Committed facility
Revolving credit facility (bilateral)	June 2013	US dollar	1 151	—
Commercial banking facilities	Various (short-term)	Rand	3 800	—
Sasol Financing International
Uncommitted facilities
Commercial banking facilities	Various (short-term)	Euro	161	—
Committed facility
Revolving credit facility (bilateral)	June 2013	US dollar	1 151	—
Other Sasol businesses
Asset based finance
Republic of Mozambique Pipeline Investments Company (Pty) Limited	December 2017	Rand	2 471	2 271
Sasol Petroleum Temane Limitada	June 2015	Euro and Rand	671	671
Debt arrangements
Arya Sasol Polymer Company	March 2016	Euro	2 634	2 575
National Petroleum Refiners of South Africa (Pty) Limited	Various	Rand	1 957	1 489
Sasol Inzalo Groups Funding (Pty) Limited (preference shares)	October 2011 to October 2018	Rand	2 422	2 422
Sasol Inzalo Public Funding (Pty) Limited (preference shares)	October 2011 to October 2018	Rand	4 538	4 538
Property finance leases
Sasol Oil (Pty) Limited and subsidiaries	Various	Rand	733	733
Other banking facilities and debt arrangements	Various	Various	3 108	1 041

			35 478	15 772

Comprising
Long-term debt				15 197
Short-term debt				456
Bank overdraft				119

15 772

        Besides our normal commercial banking facilities, the majority of which is in South Africa, another facility to fund short-term funding requirements in South Africa is our commercial paper programme of R6 billion, normally at fixed interest rates. We had no exposure on the programme at 30 June 2010.

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

	Less than 1 year	1 to 2 years	2 to 5 years	More than 5 years	Total
(Rand in millions)
Maturity profile long-term debt	1 086	1 751	3 740	8 620	15 197

        We endeavour to match the tenure of our debt with the nature of the asset or project being financed.

Covenants

        The group is subject to certain covenants on its debt facilities relating to earnings, debt cover, net asset value, amongst others. There were no events of default in the year ended 30 June 2010.

        The covenant terms above are defined contractually in each of the agreements for the above facilities using definitions agreed to between the parties derived from amounts published in the consolidated annual financial statements of Sasol prepared in accordance with IFRS for any year and adjusted in terms of the agreed definitions.

Credit rating

        Our foreign currency credit rating according to Moody's is Baa1/stable/P-2/stable and our national scale issuer rating is Aa3.za/P-1.za. The latest credit opinion on the group was published on 12 January 2010, and no subsequent revisions have been made.

        Our foreign currency credit rating according to Standard and Poors (S&P) is BBB+/Negative/A-2 and our local currency rating is A+/Negative/A-1. The ratings outlook has been revised to negative (previously stable) in the 2008 calendar year to reflect the negative outlook of South Africa's sovereign rating. The latest S&P corporate ratings analysis on Sasol was published on 8 February 2010.

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

        Total expenditure on research in years 2010, 2009 and 2008 was R908 million, R922 million and R761 million, respectively. Development costs capitalised in 2010, 2009 and 2008 amounted to

R198 million, R403 million and R57 million, respectively. For further information regarding our research and development activities, see "Item 4.B—Business overview—Sasol Technology".

5.D    Trend information

        Our financial results since the end of 2010 have been principally affected by fluctuations in dated Brent crude oil prices and a strengthening of the rand to US dollar.

        In recent months, the derived European Brent crude oil spot price has marginally decreased from the year end level as at 30 June 2010 of US$74,94/b to US$73,52/b on 21 September 2010 with a high of US$83,76/b and a low of US$70,61/b during that period. Given the current global economic conditions and the uncertain political environment in certain major oil producing countries, the oil price has been volatile and this volatility is expected to continue in the foreseeable future. As discussed above, a high oil price generally results in increased profitability for our group.

        The rand to US dollar exchange rate was R7,67 at 30 June 2010. The rand strengthened subsequent to 30 June 2010 reaching R7,07 per US dollar at 23 September 2010 with a high of R7,78 per US dollar and a low of R6,98 per US dollar during the period 1 July 2010 to 23 September 2010. Whilst the exchange rate during the current year has been relatively more volatile than in previous years due to the current global economic conditions, we are unable to accurately forecast whether this will continue in the foreseeable future.

5.E    Off-balance sheet arrangements

        We do not engage in off-balance sheet financing activities and do not have any off-balance sheet debt obligations, off-balance sheet special purpose entities or unconsolidated affiliates.

Guarantees

        As at 30 June 2010, the group has issued the following guarantees for which the liabilities have not been included in the statement of financial position.

	Note	Maximum potential amount 2010
(Rand in millions)
In respect of GTL ventures	i	1 444
To RWE-DEA AG	ii	283
Other guarantees and claims	iii	1 267
In respect of letters of credit	iv	2 184

i.
Sasol Limited has issued the following significant guarantees for the obligations of various of its subsidiaries in respect of the GTL Ventures. These guarantees relate to the construction and funding of Oryx GTL Limited in Qatar, including inter alia:

•
A guarantee for the take-or-pay obligations of a wholly owned subsidiary has been issued under the gas sale and purchase agreement (GSPA) entered into between Oryx GTL Limited, Qatar Petroleum and ExxonMobil Middle East Gas Marketing Limited, by virtue of this subsidiary's 49% shareholding in Oryx GTL Limited. Sasol's exposure is limited to the amount of US$123 million (R944 million). In terms of the GSPA, Oryx GTL Limited is contractually committed to purchase minimum volumes of gas from Qatar Petroleum and ExxonMobil Middle East Gas Marketing Limited on a take-or-pay basis. Should Oryx GTL terminate the GSPA prematurely, Sasol Limited's wholly owned subsidiary will be obliged to take or pay for its 49% share of the contracted gas requirements. The term of the GSPA is 25 years from the date of commencement of operations. The project was commissioned in April 2007.

  •
  Sasol Limited issued a performance guarantee for the obligations of its subsidiaries in respect of and for the duration of the investment in Sasol Chevron Holdings Limited, limited to an amount of US$60 million (R460million). Sasol Chevron Holdings Limited is a joint venture between a wholly owned subsidiary of Sasol Limited and Chevron Corporation.

    All guarantees listed above are issued in the normal course of business.

ii.
Various performance guarantees issued in favour of RWE-DEA AG.

iii.
Included in other guarantees are customs and excise guarantees of R133 million, R188 million in respect of feedstock purchases, R322 million relating to guarantees in respect of product shipments and environmental guarantees of R127 million.

iv.
Various guarantees issued in respect of letters of credit issued by subsidiaries.

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

5.F    Tabular disclosure of contractual obligations

        Contractual obligations/commitments.    The following significant contractual obligations existed at 30 June 2010:

Contractual obligations (excluding capital expenditure)	Total amount	Within 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years
	(Rand in millions)
Operating leases	7 159	783	616	523	493	469	4 275
External long-term debt	15 197	1 086	1 751	1 418	1 375	947	8 620
External short-term debt	456	456	—	—	—	—	—
Purchase commitments	25 478	5 217	5 085	3 927	3 093	2 651	5 505
Bank overdraft	119	119	—	—	—	—	—
Finance leases*	1 566	161	203	149	136	110	807

Total	49 975	7 822	7 655	6 017	5 097	4 177	19 207

*
R908 million related to these finance lease obligations is included in the external long-term debt contractual obligations.

        Purchase commitments have increased from R24 894 million in 2009 to R25 478 million in 2010 due to the increased prices of certain of our major chemical raw materials as well as increased commitments resulting from increased demand for our products.

        Capital commitments.    Commitments are budgeted, approved and reported in accordance with our management policy for segmental reporting.

        The following table sets forth our authorised capital expenditure as of 30 June:

Capital expenditure	2010
(Rand in millions)
Authorised and contracted for	31 553
Authorised but not yet contracted for	35 769

Authorised capital expenditure	67 322
Less expenditure to date	(20 825)

Unspent capital commitments	46 497

        For more information regarding our planned capital expenditure see "4.A History and development of the company—Capital expenditure".

        It is estimated that the expenditure will be incurred as follows:

Contractual commitments	Total amount	Within 1 year	1 to 2 years	2 to 5 years	Over 5 years
(Rand in millions)
Capital commitments	46 497	17 503	12 045	14 912	2 037

        The above amounts are as reported to our Board. They exclude capitalised finance expenses but include business development costs and our group's share of capital expenditure of proportionately consolidated investees. In 2010, an amount of R1 266 million (2009—R2 468 million) has been committed by the group for further development of the Escravos GTL project.

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

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A    Directors and senior management

The board of directors

        Our Board currently comprises the following:

Name	Position	Age(1)	Member since	Current term expires(2)
Thembalihle Hixonia Nyasulu	Non-executive chairman	56	1 June 2006	26 November 2010
Lawrence Patrick Adrian Davies	Chief executive	59	28 August 1997	26 November 2010
Colin Beggs	Independent non-executive director	62	8 July 2009	25 November 2011
Brian Patrick Connellan(3)	Independent non-executive director	70	1 November 1997	31 December 2010
Hendrik George Dijkgraaf	Independent non-executive director	63	16 October 2006	25 November 2011
Victoria Nolitha Fakude	Executive director	45	1 October 2005	26 November 2010
Mandla Sizwe Vulindlela Gantsho	Independent non-executive director	48	1 June 2003	26 November 2010
Anshuman Jain	Non-executive director	47	1 July 2003	26 November 2010
Gregory Arthur Lewin	Independent non-executive director	57	18 March 2010	26 November 2010
Imogen Nonhlanhla Mkhize	Independent non-executive director	47	1 January 2005	26 November 2010
Mfundiso Johnson Ntabankulu Njeke	Independent non-executive director	51	4 February 2009	25 November 2011
Kandimathie Christine Ramon	Executive director	43	1 May 2006	26 November 2010
Jürgen Erich Schrempp	Lead independent non-executive director	66	21 November 1997	25 November 2011
Thomas Alexander Wixley(3)	Independent non-executive director	70	8 March 2007	31 December 2010

(1)
As at 28 September 2010.

(2)
Under our Articles of Association, one-third of the serving directors shall retire at the annual general meeting of the company or, if the total number of serving directors who shall retire does not constitute a multiple of three, the number of directors who shall retire shall be the number, adjusted upwards, that is the closest to one-third. The number of directors that will retire at the annual general meeting in future years can therefore not be determined accurately in advance. In addition, directors who are appointed by the Board during the year shall retire at the annual general meeting. Directors appointed for the first time after 27 October 1997, will retire (in spite of re-election in the interim) and are eligible for re-election on the date on which five years from his or her initial appointment or re-appointment expires.

(3)
Under our Articles of Association, a director shall retire at the end of the calendar year in which he reaches the age of 70, unless directors vote unanimously otherwise.

        Colin Beggs became our director on 8 July 2009. Mr. Beggs was the chief executive officer of PricewaterhouseCoopers until the end of June 2009. He joined Price Waterhouse in 1970 and qualified as a chartered accountant in 1971. He became a partner in 1979 and was elected senior partner in 1992. He was the appointed joint chief executive officer of PricewaterhouseCoopers, Southern Africa after the merger between Price Waterhouse and Coopers & Lybrand in 1998. In January 2001, he became chief executive officer of PricewaterhouseCoopers. He is also a former chairman of the board of the South African Institute of Chartered Accountants (SAICA). He served as chairman of the Accounting Practices Committee and is currently a member of the Accounting Practices Board of SAICA and a director of the Ethics Institute of South Africa. He is also a director of Absa Bank Limited and Absa Group Limited, and a director of a number of subsidiaries in the Discovery Group.

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

        Brian Connellan has been our director since 1997. From 1990 to 2000, he served as executive chairman of Nampak Limited and from 2000 to 2001 as non-executive chairman of Nampak. He was a director of Nampak until September 2005. He is also a director of Absa Group Limited and Reunert Limited . He is past councillor of the South African Foundation, The Corporate Forum and The Institute of Directors and a contributor to King I and II Reports on Corporate Governance in South Africa. He received his Certificate in Theory of Accountancy from Witwatersrand University, South Africa in 1961 and became a chartered accountant in 1963.

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

        Nolitha Fakude became our director in 2005. On 1 July 2010, she became the Executive Director, Business Sustainability and Transformation for Sasol. She was responsible for world-wide Human Resources, corporate affairs, government affairs and group transformation and with effect from 1 July 2010, also became responsible for information management, supply chain, shared services, operations excellence, functional excellence and safety, health and the environment. She is also a director of several other companies in the group. Before joining Sasol, she was a member of the group executive committee at Nedbank Group Limited. She was also a director of Harmony Gold Mining Company Limited, BMF Investment Limited and Woolworths Holdings Limited. She holds Bachelor of Arts and Honours degrees in Psychology from the University of Fort Hare and attended the Senior Executive Programme at Harvard Business School in the United States in 1999.

        Mandla Gantsho has been our director since 2003. He is the Chief Executive Officer of Nova Capital Africa. Prior to that, he was the Vice President Operations: Infrastructure, Private Sector & Regional Integration of the African Development Bank from 2006 to 2009, before that the chief executive officer and managing director of the Development Bank of Southern Africa. His past directorships include Group Five Limited and AfroCentric Investment Corporation Limited. He obtained a Bachelor of Commerce from the University of Transkei in 1983 and a Certificate in Accountancy Theory and a Bachelor of Commerce (Honours) in Financial Management from the University of Cape Town, South Africa in 1985 and 1986, respectively. He became a chartered accountant in 1987. He also obtained a Masters in Science from The George Washington University in 2002 and a Doctorate in Philosophy from the University of Pretoria, South Africa in 2006.

        Anshu Jain has been our director since 2003. He has been head of Deutsche bank's Corporate and Investment Bank since July 2010, a member of the Deutsche Bank management board since 2009 and a member of the group executive committee of Deutsche Bank AG since 2002. Mr Jain joined Deutsche Bank in 1995 and is currently a managing director and a past head of the global markets division at Deutsche Bank. Prior to this appointment he was a managing director of Merrill Lynch in New York. He obtained a Bachelor of Arts (Honours) in economics from Delhi University in 1983 and a Master of Business Administration in Finance from the University of Massachusetts in 1985.

        Greg Lewin became our director on 18 March 2010. Between 2003 and 2009, Mr Lewin held the position of President, Shell Global Solutions and served as an Executive Vice President on Shell's Downstream Leadership team with activities in more than 100 countries. He previously served in various countries as, amongst other positions, Vice President: Strategy, Portfolio Execution and Environment for Shell International Petroleum Company, Vice President: Manufacturing, Supply and Distribution for Shell Europe Oil Products and Vice President Shell Global Solutions for Shell International Oil Products BV. Mr Lewin served as President of the Institution of Chemical Engineers, which is the Royal Society for professional Chemical Engineers with a membership of 30 000, primarily located in the United Kingdom, Australia and Malaysia from 2006 to 2007. Mr Lewin obtained BE (Chem) and MBA degrees from the University of Melbourne. He also holds FIChemE, CEng and CSci qualifications.

        Imogen Mkhize has been our director since 2005. She is the chairman of The Richards Bay Coal Terminal Company (Pty) Limited and a director of several companies including Mondi plc and Mondi Limited and MTN South Africa Limited. She is also a member of the Financial Markets Advisory Board and up until June 2010, a member of the Harvard Business School Alumni Board. Previously, she was the executive chairman of the Zitek Group and the managing director of Lucent Technologies South Africa. She also held the position of Chief Executive Officer of the World Petroleum Congress between June 2003 and July 2006. In 2001, the World Economic Forum recognised her as a Global Leader for Tomorrow. She obtained a Bachelor of Science in Information Systems from Rhodes University in 1984 and a Masters in Business Administration from Harvard Business School in 1995.

        JJ Njeke became our director in 2009. Mr Njeke is a past chairman of the South African Institute of Chartered Accountants. He was the managing director of Kagiso Trust Investments from 1 June 1994 to 30 June 2010. He serves on the boards of Adcorp Holdings Limited, ArcelorMittal (SA), Barloworld, Metropolitan Holdings, Resilient Property Income Fund, MTN Group Limited and the Council of the University of Johannesburg. He previously served as a member of the Katz Commission of Inquiry into Taxation in South Africa, the General Committee of the JSE Securities Exchange, the Audit Commission—Supervisory Body of the Office of Auditor General and the Audit Committee of National Treasury. Mr Njeke obtained a Bachelor of Commerce degree from the University of Fort Hare and a Bachelor Computationis (Honours) from Unisa. He qualified as a chartered accountant in 1986. He also holds a Higher Diploma in Tax from the University of Johannesburg, South Africa.

        Hixonia Nyasulu became our director in 2006 and our chairman in 2009. She is a director of Ayavuna Women's Investments (Pty) Limited. She indirectly owns 5,1% of the shares in Tshwarisano LFB Investment (Pty) Limited, which acquired 25% of our subsidiary, Sasol Oil (Pty) Limited, on 1 July 2006. Ms. Nyasulu is also a director of Tshwarisano and Sasol Oil. She is also a director of Barloworld Limited, Unilever plc and Unilever NV and a member of the JP Morgan SA advisory board. She is a former director of Anglo Platinum Limited and the Tongaat Hulett Group Limited. She has a Bachelor of Arts in Social Work and a Bachelor of Arts (Honours) degree in Psychology. She also holds an Executive Leadership Development Programme certificate from the Arthur D Little Management Education Institute (Cambridge, Massachusetts) and attended the International Programme for Board Members at the Institute of Management Development in Lausanne, Switzerland in 1997.

        Christine Ramon became our director in 2006. She is the chief financial officer and a director of several other companies in the group. Before joining Sasol, she was the chief executive officer of Johnnic Holdings Limited, prior to which she held several senior positions including acting chief operating officer and financial director. She started her career with Coopers & Lybrand and progressed to audit manager at their offices in South Africa and Italy. During this time she was, amongst other things, seconded to the Independent Electoral Commission as deputy finance director. She is also a non-executive director of Transnet Limited. In 2006, the World Economic Forum recognised her as a Young Global Leader. She previously served as a member of the Standing Advisory Committee to the

International Accounting Standards Board. She obtained a Bachelor of Accounting Science and Honours degrees from the University of South Africa in 1988 and 1989, respectively and became a chartered accountant in 1990. She attended the Senior Executive Programme at Harvard Business School in the United States in 1999.

        Jürgen Schrempp has been our director since 1997 and became the lead independent director on 28 November 2008. He is the former chairman of the board of management of Daimler AG. He is the chairman of Mercedes-Benz South Africa (Pty) Limited and a director of Compagnie Financière Richemont SA, Iron Mineral Beneficiation Services (Pty) Limited and Jonah Capital (Pty) Limited. He is founding chairman of the Southern Africa Initiative of German Business (SAFRI), and a member of the South African President's International Investment Council. He is chairman emeritus of the Global Business Coalition on HIV/AIDS and honorary Consul-General in Germany of the Republic of South Africa. He has received numerous national and international awards, including the Order of Good Hope, South Africa's highest civilian award. He holds a Professorship of the Federal State of Baden-Württemberg, Germany and Honorary Doctorates from the University of Graz, Austria and the University of Stellenbosch, South Africa.

        Tom Wixley became our director in 2007. He was the chairman of Ernst & Young (South Africa) from 1991 until his retirement in 2001. He joined Ernst & Young in 1960 and became a partner in 1970. He is a member of the Actuarial Governance Board of the Actuarial Society of South Africa and the chairman of the ad hoc Committee on Corporate Law Reform of the South African Institute of Chartered Accountants. He is also a director of a number of companies, including Anglo Platinum Limited, New Corpcapital Limited, Sanlam Developing Markets Limited, Clover Industries Limited and Avusa Limited, amongst others. He obtained a Bachelor of Commerce degree from the University of Cape Town in 1959 and qualified as a chartered accountant in 1963.

Senior management

        The following is a list of our senior executive officers, constituting the Group Executive Committee, whose age and current areas of responsibility we set out below:

Name	Age	Position and areas of responsibility
Lawrence Patrick Adrian Davies	59	Chief executive.
Kandimathie Christine Ramon	43	Chief financial officer.
Abraham de Klerk	59	Group general manager, operations excellence, including health, safety and the environment, integration across business units and new energy.
André Marinus de Ruyter	42	Senior group executive, operations.
Victoria Nolitha Fakude	45	Executive director, business sustainability and transformation.
Nereus Louis Joubert	53	Group executive, legal and assurance.
Bernard Ekhard Klingenberg	48	Group executive, human resources.
Christiaan Francois Rademan	52	Group executive, information management, supply chain, shared services, operations excellence, functional excellence and SH&E.
Giullean Johann Strauss	52	Senior group executive, new business development and technology.

        Bram de Klerk became a group general manager in 2003. He has been responsible for operations excellence, including health, safety and the environment, integration and skills development since August 2006. Prior to that he was responsible for Sasol Technology and safety, health and the environment. He was the managing director of Sasol Synfuels from 1998 until 2003 and was appointed a director of Sasol Technology in September 2003. He joined Sasol in 1973 as an assistant design engineer and became managing director of National Petroleum Refiners of SA (Pty) Limited in 1993. He is a director of several companies in the Sasol group. He received a Bachelor of Science (Mechanical Engineering) from the University of Pretoria, South Africa in 1973 and a Master of Business Administration from the University of Potchefstroom, South Africa in 1978. He will go on retirement in 2011.

        André de Ruyter was promoted to senior group executive, operations, responsible globally for the operation of all Sasol's existing businesses, except Mining, with effect from 1 July 2010. He became a group general manager on 1 September 2009 and was responsible for Sasol's chemical business between December 2009 and June 2010. Prior to this he was the managing director of Sasol Olefins and Surfactants and led the turnaround project to restore Sasol Olefins and Surfactants to profitability. He has held various positions in Sasol Mining, Sasol Oil, Sasol Gas and Sasol Synfuels International, including leading the China CTL project and Sasol Group Strategy. He is a director of several companies in the Sasol group. He obtained a Bachelor of Arts and a Bachelor of Civil Law from the University of Pretoria in 1988 and 1991, a post-graduate Bachelor of Laws degree from the University of South Africa in 1996, and a Master in Business Administration from Nyenrode University in the Netherlands, in 1998.

        Nereus Joubert is our group executive legal and assurance. He has been the company secretary since joining Sasol in 1994 and a group general manager since 2003. Currently he is responsible for the group company secretarial, legal, insurance, risk management and internal audit functions. He obtained a Bachelor of Law degree, a post-graduate Bachelor of Law degree and a Doctor of Law degree from Rand Afrikaans University, South Africa (now the University of Johannesburg) in 1978, 1980 and 1985, respectively, and attended the Advanced Management Programme at Harvard Business School in the United States in 2000. He also conducted post doctoral research at the University of Saarland, Germany as an Alexander Von Humboldt scholar during 1989 and 1993. Prior to joining the company, he was a professor of law and vice dean of the faculty of law of the Rand Afrikaans University, South Africa (now the University of Johannesburg).

        Bernard Klingenberg became our group executive responsible for group human resources on 1 April 2009. Since joining the Sasol group in 1986, he has held various positions in maintenance, technical and general management fields in some of the South African Energy and the global Chemicals businesses of the group. He was the managing director of Sasol Polymers from April 2007 to March 2009 and before that the managing director of Sasol Nitro. He is a director of several companies in the Sasol group. He obtained a Master of Science (Mechanical Engineering) from the University of Cape Town in 1986.

        Riaan Rademan is our group executive responsible for information management, supply chain, shared services, operations excellence, functional excellence, and safety, health and the environment. He became the group general manager responsible for shared services, group information management and procurement and supply chain on 1 May 2009. He was the managing director of Sasol Nitro from February 2007 to March 2009 and before that the managing director of Sasol Mining. He is a director of several companies in the Sasol group. He obtained a Bachelor of Mechanical Engineering degree from the University of Pretoria, South Africa in 1980 and a Master of Business Leadership from Unisa South Africa in 1987. He attended the Advanced Management Programme at the University of Pennsylvania in Wharton, United States of America in 1995.

        Lean Strauss was promoted to senior group executive, new business development and technology, responsible for delivering on our growth aspirations with effect from 1 July 2010. He was the group general manager responsible for Sasol Synfuels International and Sasol Petroleum International from August 2005. He joined Sasol in 1982 as an investment officer of the Sasol Pension Fund. He spent most of his career with Sasol Oil and held the positions of general manager, manufacturing and supply as well as general manager, marketing. He was appointed general manager of Sasol Gas in 1997 and managing director of Sasol Nitro in 2002. He is a director of several companies in the Sasol group. He obtained Bachelor of Commerce and Honours degrees from the University of Stellenbosch prior to joining Sasol and a Masters of Commerce degree in Business Management from the Rand Afrikaans University (now the University of Johannesburg) in 1986.

        See above for biographies of our executive directors.

        Refer to "Item 6.C—Board practices" for information on the composition of the board, the appointment, retirement and re-election of directors, and board powers and procedures.

6.B    Compensation

Group remuneration philosophy and policy

        Recognising that the Sasol group operates internationally and that the delivery of sustainable growth depends on the commitment and contribution of our people, the Sasol remuneration philosophy:

  •
  plays an integral part in supporting and achieving the business and people strategies, the employee value proposition (EVP) and the Sasol values, by ensuring that strategic alignment is obtained between the business and human resources objectives;

  •
  creates the framework for design principles for motivating and reinforcing individual, team and business performance through the target setting processes for short-term, medium-term and long-term incentives. Business objectives are incorporated as targets into all incentive plans. The extent to which employees demonstrate the Sasol values play a critical part in the final performance appraisal process that influences the annual remuneration increase for employees falling outside the recognised bargaining forums;

  •
  embraces defensible differentiation as a concept within the ambit of internal and external equity; and

  •
  views rewards holistically through the integration of all relevant components.

        The remuneration policy is aimed at encouraging sustainable performance based on a values-driven organisational culture and at providing stimuli for employee motivation and retention. The design and implementation of executive reward policies are guided by the principle to include a strong link between pay and performance, placing a significant portion of the remuneration 'at risk' measured at group, business unit and individual performance level whilst not encouraging behaviour contrary to the company's approach to risk management. In order to remain competitive in the markets in which we operate, all elements of remuneration are subject to regular benchmarking exercises. The policy aims at positioning Sasol as a preferred employer in the markets in which it operates.

        The components of the total remuneration mix are designed to address specific elements of our business strategy. They take account of market realities and talent requirements in different geographic locations. The remuneration mix consists of base salary and benefits (referred to as total guaranteed package in the South African context), short-term incentives, medium-term incentives and long-term incentives. The ratios within the remuneration mix differ depending on different levels within the organisation and on geographic location.

        There is strong alignment between the types of benefits that are offered to all permanent employees. Defensible differentiation is applied in terms of market practice, the size and complexity of the position, the need to attract and retain certain skills and individual performance.

        The remuneration policy aligns top management's interests with shareholders by promoting and measuring performance that drives long-term sustained shareholder value growth.

Policy on directors' fees and remuneration

        The directors are appointed to the Sasol Limited board (the board) based on their ability to contribute expertise and experience appropriate to achieving the group's objectives as a growing global business.

Executive directors

        Executive directors are not employed on fixed-term contracts and have standard employment service agreements with current notice periods varying from one to twelve months. Executive directors are required to retire from the group and the board at the age of 60, unless requested by the board to extend his or her term.

        Executive directors and members of the group executive committee (GEC), where required, render services in terms of dual employment agreements between the executive or director and, respectively, Sasol Limited (or Sasol Group Services (Pty) Limited) and Sasol Holdings (The Netherlands) BV. The cash portion of the total guaranteed package and the short-term incentive is split between the two agreements and the cash remuneration paid by Sasol Holdings (The Netherlands) BV is calculated with reference to the time spent by these employees on services performed offshore for Sasol Holdings (The Netherlands) BV.

Remuneration structure and benchmarking

        The group's remuneration practices have been structured to be competitive in a globally, complex and rapidly evolving industry. They ensure that the group can attract, motivate and retain the right calibre of people to achieve the group's strategic business objectives. Executive remuneration is benchmarked to data provided in national executive remuneration surveys as well as to information disclosed in the remuneration reports of comparator organisations. Due to the size and complexity of the group, its business model, multiple value chains and extensive international footprint, total guaranteed package values for senior specialist and executive positions within the South African market are compared to upper quartile values available from South African remuneration surveys. The rationale for this benchmark is that participating organisations that are included in the South African surveys are mostly smaller, with a less complex business model and value chain with more limited geographic spread; and consequently the median values disclosed do not accurately reflect the remuneration levels that would typically be required to be paid to executives and high level specialists of large multi-national organisations.

        Actual total guaranteed package levels of staff outside the South African bargaining councils, currently average 87 percent of the upper quartile external benchmarks. In international jurisdictions, salary benchmarks are mostly set at the median, or where there is a shortage of specialist skills, slightly higher than the median. The rationale for different benchmarks can be explained by the availability of skills in different international jurisdictions. More than half of Sasol employees worldwide have their remuneration governed by external agreements through collective agreements such as bargaining councils and works councils or government regulations.

        During the year under review, survey reports from LMO Executive Services (Watson Wyatt), Remchannel, Global Remuneration Solutions (GRS), Deloitte, 21st Century Pay and Business Solutions were used in addition to published remuneration information of comparator organisations, such as Anglo American, BHP Billiton, SABMiller, Old Mutual and Investec in the benchmarking of executive remuneration. Comparator companies were selected as being primarily South African companies with significant off-shore listings. In calculating the internal reference salaries, a regression analysis is done on the data points extracted. For members of the GEC, international data points are adjusted for cost of living differences and foreign exchange rates and carry a 30% weighting of the reference salary used.

        Survey data from the Hay Group, ECA, Mercer and Watson Wyatt are used to determine benchmarks and salary increases for employees in international operations. International employees are remunerated on a structure of basic salary plus benefits. Most international employees are members of approved retirement funds in their home country, where the monthly contributions are calculated as a percentage of the pensionable income.

Total guaranteed package

        With effect from 1 August 2008, the group adopted a total cost of employment approach (defined as total guaranteed package). South African employees that are excluded from the respective collective bargaining units receive a total guaranteed package which is based on the complexity of the role, the market value thereof and the individual's personal performance, level of competence and values driven behaviour. Employer contributions towards retirement, risk, life and medical benefits are included in the total guaranteed package. All members of the Sasol Pension Fund have the option to change their pensionable income and monthly contributions made to the Sasol Pension Fund and the risk benefit funds, subject to the rules of those funds. Eligible South African based employees may allocate a car allowance from the total guaranteed package in accordance with the group's vehicle benefit scheme and may participate in the group vehicle insurance scheme. The balance of the total guaranteed package, after all deductions, is paid as a cash salary. Incentives and salary increases are therefore based on the total guaranteed package value. Executive directors may participate in the group vehicle insurance scheme and elect to be provided with security services, which accumulate as a fringe benefit.

        Employees falling within the collective bargaining councils receive similar benefits namely medical aid, life assurance, disability insurance and a retirement fund. Collective bargaining agreements typically exclude performance based increases and therefore across-the-board increases are mostly awarded to these employees.

        Annual increases in the total guaranteed package are determined with reference to the scope and nature of an employee's role, market benchmarks, personal performance and competence, affordability, company performance, projected consumer price index (CPI) figures and projected movements in remuneration in the external market. Annual increases for all employees outside of the collective bargaining councils take effect from 1 October and in the case of executive directors, are approved on an individual basis by the board. The annual increases of other members of the GEC are approved on an individual basis by the remuneration committee (the committee). GEC members may be provided with security services, the determined value of which is subject to tax as a fringe benefit.

Short-term incentive plans applicable to executive directors

        Executive directors participate in the annual group short-term incentive plan reviewed annually by the committee. The short term incentive plan is designed to recognise the achievement of a combination of group and business unit performance objectives.

        At its meeting held on 5 June 2009, the remuneration committee reviewed and approved the principles and target bonus percentages applicable for the year 1 July 2009 to 30 June 2010. The chief executive may earn an annual short-term incentive of up to 115% of his total guaranteed package, and the executive directors up to 90% of their total guaranteed package. Members of the GEC may earn an incentive of up to 60% of their total guaranteed package and executives may earn an incentive up to 50% of their total guaranteed package. The principal financial driver of the plan that applies to top management is the achievement of a pre-determined group attributable earnings target. In addition to this driver, the following compulsory measures were included in the short-term incentive plan design:

  •
  Safety—to emphasise the importance of safety, targets at business/function and group level are included in all short-term incentive plans;

  •
  Competition law compliance—included as a compulsory metric applicable to all employees in the group, measured at business and functional level, locally and internationally. The full portion of the incentive is forfeited by any business unit that is fined in the 2010 financial year by the authorities for non-compliance to antitrust/competition laws. In addition, very specific competition compliance related targets had to be achieved such as the implementation of risk mitigation actions identified and agreed in the business units, compulsory individual compliance certification and acceptable internal audit findings in respect of the competition compliance process;

  •
  Diversity—applicable to South African operations only and progress against group broad-based black economic empowerment (BBBEE) targets and group or business unit/functional employment equity (EE) targets is measured; and

  •
  Business unit/functional drivers—the performance criteria and measures of the various Sasol businesses and functions as approved for the year by the relevant subsidiary or divisional boards. Financial targets relate mainly to operating profit improvements, cash fixed cost savings and the achievement of targets relating to operational and functional efficiency improvement programmes.

        The extent to which the financial driver and other strategic drivers had been satisfied in respect of 2010 was considered by the committee on 9 September 2010. The following table indicates the actual percentages achieved on the group objectives as stated in the short-term incentive scheme for members of the GEC, the executive director and the chief executive (excluding personal/business unit/function targets and achievements):

Percentage achievement against group targets:

Measure	Actual achievement	Comments

Group Attributable earnings	100%	100% achievement of target

Safety	50%	Penalty of 50% in respect of work related fatalities

BBBEE & EE	65,3%	Achievement of 48% against EE targets (66,7% weighting) Achievement of 100% against BBBEE targets (33,3% weighting)

Competition law compliance	100%	100% achievement of targets

        All short-term incentives are paid out in cash and as the overall total remuneration package is considered to be balanced, no part of the short-term incentive is deferred or converted to equity.

        The remuneration committee at its meeting on 3 June 2010 considered the financial and non-financial targets which will apply to short-term incentives in the 2011 financial year. It was agreed that the measures will remain unchanged but with updated targets reflecting the 2011 business targets in the balanced scorecard template including a larger portion linked to personal performance.

        For details of the shares held by our directors named in Item 6.A see "Item 6.E—Share ownership".

        The following tables summarise the compensation received by our executive and non-executive directors in 2010:

Compensation

        Remuneration and benefits paid and short-term incentives approved in respect of 2010 for executive directors were as follows:

Executive Directors	Salary	Retirement funding	Other benefits	Annual incentives approved(1)	Total 2010(2)(3)	Total 2009(4)
	R'000	R'000	R'000	R'000	R'000	R'000
Pat Davies	7 264	1 777	1 453	10 074	20 568	10 280
Nolitha Fakude	3 612	745	548	3 914	8 819	5 423
Benny Mokaba(5)	2 026	420	6 871	—	9 317	5 990
Christine Ramon	3 739	773	441	4 099	9 052	5 555

Total	16 641	3 715	9 313	18 087	47 756	27 248

(1)
Incentives approved on the group results for the 2010 financial year and payable in the following year. Incentives are calculated as a percentage of total guaranteed package. The difference between the total amount approved as at 9 September 2010 and the total amount accrued as at 30 June 2010 represents an over provision of R0,6 million. The over provision for 2009 (R3,4m) was also reversed in 2010.

(2)
Total remuneration for the financial year excludes gains derived from the long-term incentive schemes, details of which are disclosed in Item 6E.

(3)
Year-on-year increase in total earnings resulted primarily from the increase in the short-term incentive awarded. In 2009, the incentive was significantly lower as a result of the financial performance of the organisation which improved markedly in 2010.

(4)
Includes incentives approved on the group results for the 2009 financial year and paid in 2010.

(5)
Resigned as a director of Sasol Limited on 14 October 2009.

        Benefits and payments made in 2010 disclosed in the table above as "other benefits" include:

Executive directors	Vehicle benefits	Medical benefits	Vehicle insurance fringe benefits	Security benefits	Other		Exchange rate fluctuation(2)	Total other benefits 2010	Total other benefits 2009
	R'000	R'000	R'000	R'000			R'000	R'000	R'000
Pat Davies	120	47	6	61	1 276	(1)	(57)	1 453	522
Nolitha Fakude	303	44	6	197	—		(2)	548	528
Benny Mokaba	152	26	3	—	6 690	(3)	—	6 871	712
Christine Ramon	303	48	6	84	—		—	441	399

Total	878	165	21	342	7 966		(59)	9 313	2 161

(1)
Payment made to Mr Davies relates to a payout of accrued leave due to a change in the leave policy. The maximum number of leave days that employees are allowed to hold has been capped and any additional leave days are being paid out in cash.

(2)
Rand equivalent of exchange rate fluctuations on cash salary and incentives of offshore components.

(3)
Payments made to Dr Mokaba include a leave encashment at resignation of R129 000 and an employment settlement.

        Compensation of senior management under the JSE Listings Requirements.    We are not required to, and do not otherwise, disclose compensation paid to individual senior managers. We do however, in line with King III, disclose the following information with respect to the top three earners, being the three most highly paid executives that are not directors.

Top three earners

        The top three earners were identified by the value of total remuneration awarded for the year including the fair value of the medium-term rights and share appreciation rights granted. Remuneration and benefits paid and short-term incentives approved in respect of 2010 for the top three earners were as follows:

Top three earners	Salary	Retirement funding	Other benefits	Annual incentives(1)	Total 2010(2)
	R'000	R'000	R'000	R'000	R'000
Employee 1	2 098	509	688	2 289	5 584
Employee 2	2 406	368	269	2 227	5 270
Employee 3	3 321	488	3 029	2 858	9 696

Total	7 825	1 365	3 986	7 374	20 550

(1)
Incentives approved on the group results for the 2010 financial year and payable in the following year. The difference between the total amount approved as at 9 September 2010 and the total amount accrued as at 30 June 2010 represents an over provision of R101 782. The over provision for 2009 (R0,9 million) pertaining to these three employees was reversed in 2010.

(2)
Total remuneration for the financial year excludes gains derived from share incentives, details of which are disclosed in Item 6E.

        Benefits and payments made in 2010 disclosed in the table above as "other benefits" include the following:

Top three earners	Vehicle benefits	Medical benefits	Vehicle insurance fringe benefits	Security benefits	Other benefits	Total other benefits 2010
	R'000	R'000	R'000	R'000	R'000	R'000
Employee 1	626	47	6	9	—	688
Employee 2	212	51	6	—	—	269
Employee 3(1)	312	35	6	—	2 676	3 029

Total	1 150	133	18	9	2 676	3 986

(1)
Payments made to Employee 3 under 'Other Benefits' reflects the rand value of accumulated leave benefits that were paid out at retirement.

        The group executive committee's remuneration (excluding the executive directors disclosed separately above who are members of the group executive committee) for the year was as follows:

Group executive committee (including two top three earners)	Salary	Retirement funding	Other benefits(2)	Annual incentives approved(1)	Total 2010(3)	Total 2009(2)(4)
	R'000	R'000	R'000	R'000	R'000	R'000
Total	19 768	3 836	4 305	16 655	44 564	49 936
Number of members(3)					6	7

(1)
Incentives approved on the group results for the 2010 financial year and payable in the following year. Incentives are calculated as a percentage of total guaranteed package. The difference between the total amount approved as at 9 September 2010 and the total amount accrued as at 30 June 2010 represents an over provision of R0,5 million. The over provision for 2009 (R7,3 million) was reversed in 2010.

(2)
Other benefits include vehicle benefits, medical benefits, vehicle insurance fringe benefits and, if applicable, exchange rate fluctuations.

(3)
Two members resigned as GEC members with effect from 30 June 2009 and 31 December 2009, respectively, and one member was appointed as a GEC member with effect from 1 September 2009.

(4)
Includes incentives approved on the group results for the 2009 financial year and paid in 2010.

        Non-executive directors' remuneration for the year was as follows:

Non-executive directors	Board meeting fees(9)	Lead director fees	Committee fees	Share incentive trustee fees	Total 2010	Total 2009
	R'000	R'000	R'000	R'000	R'000	R'000
Elisabeth Bradley(1)	n/a	n/a	n/a	n/a	n/a	400
Colin Beggs(2)	366	—	167	—	533	—
Brian Connellan	366	—	539	134	1 039	989
Pieter Cox(3)	n/a	n/a	n/a	n/a	n/a	1 562
Henk Dijkgraaf(4)	939	—	412	67	1 418	1 494
Mandla Gantsho	366	—	227	—	593	477
Anshuman Jain(4)	862	—	—	—	862	1 038
G Lewin(5)	220	—	—	—	220	—
Imogen Mkhize	366	—	103	59	528	446
Sam Montsi(6)	n/a	n/a	n/a	n/a	n/a	65
Mfundiso Johnson Ntabankulu Njeke(7)	366	—	167	—	533	214
Hixonia Nyasulu (Chairman)(8)	3 647	—	103	—	3 750	2 361
Jürgen Schrempp(4)	973	288	167	—	1 428	1 432
Tom Wixley	366	—	270	—	636	605

Total	8 837	288	2 155	260	11 540	11 083

(1)
Retired as director of Sasol Limited on 31 December 2008.

(2)
Appointed as a director of Sasol Limited on 8 July 2009.

(3)
Retired as chairman of Sasol Limited on 28 November 2008.

(4)
Board meeting fees paid in US dollars. Board fee rand equivalent of US$115 500 at actual exchange rates. Lead independent director fee rand equivalent of US$34 700 at actual exchange rates.

(5)
Appointed as director of Sasol Limited on 18 March 2010.

(6)
Resigned as a director of Sasol Limited on 31 July 2008.

(7)
Appointed as a director of Sasol Limited on 4 February 2009.

(8)
Appointed as chairman of Sasol Limited on 28 November 2008.

(9)
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

6.C    Board practices

        Refer to "Item 6.A—Directors and senior management" for our board of directors (the board) and information with respect to their terms of office.

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

        Executive directors' service contracts do not provide for any benefits upon termination of employment other than retirement benefits in terms of the rules of the applicable pension fund, medical fund and share incentive or share appreciation rights scheme.

Board powers and procedures

        The responsibility for strategic direction and control of the company is explicitly assigned to the board in its charter and to some extent in its articles of association. The board exercises this control through the governance framework of the company which includes detailed reporting to the board and its committees, board reserved decision-making matters and a system of assurances on internal controls.

        The board has approved and regularly revises the top-level delegation of authority in terms of which matters are delegated to management and certain matters reserved for decision-making by the board.

        The board has adopted a board charter, which is a statement of the practices and processes the board has adopted to discharge its responsibilities. The board charter has been revised to align it with the wording and concepts of the recently released third report on corporate governance in South Africa (King III). A copy is posted on the company's website, together with the terms of reference of all board committees and the company's memorandum and articles of association. Sasol's website address is www.sasol.com. The board charter specifically provides a concise overview of:

  •
  the demarcation of the roles, functions, responsibilities and powers of the board, the shareholders, chairman, lead independent director, individual directors, company secretary, other officials and the executives of the company;

  •
  the terms of reference of the board committees;

  •
  matters reserved for final decision-making or pre-approval by the board; and

  •
  the policies and practices of the board for matters such as corporate governance, dealing by directors in the securities of the company, declarations of conflicts of interest, board meeting documentation, alternative dispute resolution, business rescue proceedings and procedures and the nomination, appointment, induction, training and evaluation of directors and members of board committees.

        Within the powers conferred upon the board by the articles, the board has determined its main function and responsibility as adding significant value to the company by:

  •
  retaining full and effective control over the company and providing effective leadership in the best interest of the company;

  •
  determining the strategies and strategic objectives of the company and ensuring that the strategy, risk, performance and sustainability considerations are effectively integrated and appropriately balanced;

  •
  determining and setting the tone of the company's values, including principles of ethical business practice and the requirements of being a responsible corporate citizen;

  •
  bringing independent, informed and effective judgement and leadership to bear on material decisions of the company and group companies, including material company and group policies, the group framework of delegated authorities, appointment and removal of the chief executive, approval of the appointment or removal of group executive committee members, capital expenditure transactions and consolidated group budgets and company budgets;

  •
  satisfying itself that the company and group entities are governed effectively in accordance with corporate governance best practice, including risk management, legal compliance management, appropriate and relevant non-binding industry rules codes and standards, and internal control systems to:

  •
  maximise sustainable returns;

  •
  safeguard the people, assets and reputation of the group;

  •
  ensure compliance with applicable laws and regulations;

  •
  monitoring implementation by group entities, board committees and executive management of the board's strategies, decisions, values and policies by a structured approach to governance, reporting, risk management, information management (including information technology) and risk based auditing;

  •
  ensuring that the company has an effective and independent audit committee, remuneration committee, risk and safety, health and environment (SH&E) committee and nomination and governance committee;

  •
  ensuring that there is an effective risk based internal audit;

  •
  governing the disclosure control processes of the company including ensuring the integrity of the company's integrated report and reporting on the effectiveness of the company's system of internal controls;

  •
  ensuring that business rescue proceedings or other turnaround mechanisms are considered by the board as soon as the company is financially distressed as defined in the Companies Act, 2008(1);

(1)
The Companies Act, 2008, is not yet in effect but is anticipated to be declared effective before the end of the 2010 calendar year.

•
ensuring that disputes are resolved as effectively, efficiently and expeditiously as possible; and

•
monitoring of the relationship between management and stakeholders of the company.

        The board is satisfied that it discharged its duties and obligations as described in the board charter during the past financial year.

Composition of the board

        In terms of the company's articles of association the company's board shall consist of a maximum of 16 directors of whom up to five may be executive directors. Currently, there are 14 directors, with three executive directors namely, Mr LPA Davies (chief executive), Ms KC Ramon (chief financial officer) and Ms VN Fakude, and 11 non-executive directors. Nine of the 11 non-executive directors have been determined by the board to be independent in accordance with the criteria for independence of the NYSE, the JSE and King III.

        Non-executive directors are chosen for their business skills and acumen appropriate to the strategic direction of the company. Considerations of gender and racial diversity, as well as diversity in business, geographic and academic backgrounds, are taken into account by the nomination and governance committee and the board when appointments to the board are considered. In the board's assessment all directors have the relevant knowledge, skills and experience to make a meaningful contribution with respect to the business of the company. The directors are entitled to seek independent professional advice at Sasol's expense concerning the company's affairs and have access to any information they may require in discharging their duties as directors.

        The board comprises 43% historically disadvantaged South Africans and 29% women. Newly appointed directors are inducted in the company's business, board matters and their fiduciary duties and other governance responsibilities as directors under the guidance of the company secretary, in accordance with their specific needs. Directors receive briefings on new legal developments and changes in risk and the general business environment on an ongoing basis.

        The nomination and governance committee annually evaluates the effectiveness and performance of the board, its committees and the individual directors. The chairman, through the nomination and governance committee and assisted by the company secretary, leads the evaluation process. Individual questionnaires are utilised as one of the inputs and responses are consolidated on an anonymous basis by the company secretary. These consolidated responses are considered at the nomination and governance committee, the board and the individual committees. The evaluation process has resulted in the appointment of an additional independent non-executive director with extensive international experience in the oil and gas industry and in making more time available at board meetings for consideration and discussion of strategy. The nomination and governance committee and the board specifically considers the number of other commitments of directors such as other directorships in order to determine whether each director has sufficient time to discharge his or her duties. The lead independent director is responsible for ensuring that the performance of the chairman is evaluated annually and such an evaluation was performed during the year under review.

        In terms of the company's articles of association, one-third of directors must retire at every annual general meeting and are eligible for re-election. As recommended by King III the board will recommend to shareholders at the annual general meeting of 26 November 2010 that the articles of association be amended to authorise the board to terminate the appointment of a director by majority decision.

        The board has developed a policy against which it evaluates the independence of its directors. This determination is carried out by the nomination and governance committee and the board annually or at any other time where the circumstances of a director change such as to warrant reconsideration. With effect from the 2011 financial year, this will include a review of the independence of directors whose terms exceed nine years. All the non-executive directors, except Mrs TH Nyasulu and Mr A Jain have been determined by the board to be independent directors in accordance with the more stringent definition of King III and the rules of the NYSE.

        Mrs Nyasulu has a 1,275% indirect interest in Sasol Oil (Pty) Limited, a subsidiary of Sasol Limited and is accordingly deemed not independent. Mr Jain heads up Deutsche Bank's Corporate and Investment Bank and has been deemed to be not independent due to Sasol's material business relationship with Deutsche Bank.

        The company's directors, executives and senior employees are prohibited from dealing in Sasol securities during certain prescribed restricted periods. The company secretary regularly disseminates written notices to inform them of the insider trading legislation and advise them of closed periods. A report on directors' dealings in the company's shares is tabled at each board meeting and is disclosed in terms of the applicable JSE and NYSE listings requirements.

        Directors' declarations of interests are tabled annually and new declarations of interest are circulated at every board meeting and nomination and governance committee meeting for consideration and noting.

        The board met seven times during the financial year. Six of these meetings were scheduled in advance and one was an ad hoc meeting. During the year under review attendance was as follows:

Director	11 Sept 2009	17 Nov 2009 (ad hoc)	26 Nov 2009	27 Nov 2009	5 Mar 2010	3 Jun 2010	4 June 2010
C Beggs	✓	✓	✓	✓	✓	✓	✓
BP Connellan	✓	✓	✓	✓	✓	✓	✓
LPA Davies	✓	✓	✓	✓	✓	✓	✓
HG Dijkgraaf	✓	✓	✓	✓	✓	✓	✓
VN Fakude	✓	✓	✓	✓	✓	—	—
MSV Gantsho	✓	✓	✓	✓	✓	✓	✓
A Jain	—	—	✓	✓	—	✓	✓
G A Lewin(1)	n/a	n/a	n/a	n/a	n/a	✓	✓
IN Mkhize	✓	✓	✓	✓	✓	—	—
AMB Mokaba(2)	✓	n/a	n/a	n/a	n/a	n/a	n/a
MJN Njeke	✓	✓	✓	—	—	✓	✓
TH Nyasulu	✓	✓	✓	✓	✓	✓	✓
KC Ramon	✓	✓	✓	✓	✓	✓	✓
JE Schrempp	✓	✓	✓	✓	✓	✓	✓
TA Wixley	✓	✓	✓	✓	✓	✓	✓

(1)
Appointed with effect from 18 March 2010.

(2)
Resigned with effect from 14 October 2009.

✓ Indicates attendance            — Indicates absence with apology            n/a Indicates not a member at the time

        The offices of chairman and chief executive are separate and the office of the chairman is occupied by a non-executive director, Mrs T H Nyasulu. Because Mrs Nyasulu is deemed not independent, the board appointed Prof JE Schrempp as lead independent director, in line with international corporate governance best practice. This is also in line with the recommendations of King III. The lead independent director leads discussions when matters relating to Sasol Oil or the succession or performance of the chairman is discussed.

        In terms of King III, the appointment of chairman must be made annually after evaluating the chairman's independence and factors that may impair independence. Board processes have been formalised to ensure the appointment and performance of the chairman are reviewed annually. The board and the nomination and governance committee is responsible for the succession plan for the chairman.

        The roles of the chairman and the lead independent director have been specified in the board charter.

        Whilst it is a principle of King III that the board should elect a chairman of the board who is an independent non-executive director it is also a recommended practice that a lead independent director should be appointed in the case where an executive chairman is appointed or where the chairman is not independent or conflicted.

        After an assessment of the performance of the chairman's performance the board continues to be of the view that it is in the company's best interest that she continues to be the chairman of the board and that independent thinking is ensured by the lead independent director and the clear majority of independent directors on the board.

        In terms of the company's articles of association, the directors appoint the chief executive. The appointment is made on recommendation of the nomination and governance committee. Such an appointment may not exceed five years at a time. Mr LPA Davies' current five year term ended on 30 June 2010. The board extended Mr Davies' term for approximately a year beyond his retirement date in March 2011, in order to ensure orderly succession. The board is responsible for ensuring that succession plans are in place for the chief executive and other members of the group executive committee.

        The role and function of the chief executive has been specified in the board charter.

        Dr N L Joubert is the company secretary, duly appointed in accordance with the Companies Act, 1973 (the Act). The role of the company secretary is described in more detail in the board charter. The company secretary has a direct channel of communication to the chairman while maintaining an arms-length relationship with the board and the directors. Director induction and training are part of the company secretary's responsibilities. He is responsible to the board for ensuring the proper administration of board proceedings, including the preparation and circulation of board papers, drafting yearly work plans, ensuring that feedback is provided to the board and board committees and preparing and circulating minutes of board and board committee meetings. He provides practical support and guidance to the board and directors on their responsibilities within the prevailing regulatory and statutory environment and the manner in which such responsibilities (including not dealing in the company's shares during restricted periods) should be discharged. The company secretary also assists with the evaluation of the board, committees and individual directors.

Sasol subsidiaries and divisions

        Sasol Limited has more than 200 direct and indirect subsidiaries globally, which conduct their business through one or more divisions. None of these subsidiaries are listed on a stock exchange.

        The business of the various subsidiaries and divisions is conducted on a decentralised basis. Each business unit has its own board of directors and management. The Sasol Limited board considers it in the best interest of the group to respect the decentralised nature of the Sasol businesses and the fact that these businesses are conducted in subsidiaries that are separate legal entities.

        A general board charter was developed for subsidiary and divisional boards during 2006 and has recently been aligned with the requirements of King III.

        As direct or indirect shareholder of these subsidiaries the company exercises its shareholder rights to ensure that the company approves material decisions of its subsidiaries and divisions and that the group's minimum requirements in respect of matters such as governance, internal controls, financial management, disclosure controls, risk management, legal compliance, safety, health and environmental management, internal audit, ethics management, human resource management, information management, human resource management, stakeholder relationships and sustainability are complied with. Enterprise functions design the systems, policies, processes and functional capacity to ensure adherence by all entities in the Sasol group to essential group requirements.

        The company requires decision-making involvement for a defined list of material matters of the businesses of its subsidiaries and divisions. This list includes matters such as the appointment of directors, strategy charters, large capital expenditures and mergers, acquisitions and disposals.

        External disclosures and reporting are mostly managed at group level and contained in consolidated group reporting. Sasol also prescribes the standard framework of approval and signing authorities in the group as well as the criteria for composition of the various levels of subsidiary boards.

        The Sasol Limited board has delegated the authority to appoint directors of its main subsidiaries to the group executive committee. The boards of the main subsidiaries and divisions of the company are constituted so that a majority of directors of each main subsidiary or divisional board are non-executive directors of the subsidiary or division. Where appropriate, independent directors are appointed from outside the Sasol group to provide expert guidance on technical, strategic and governance matters. The composition of subsidiary and divisional boards is reviewed at least annually by the group executive committee and the performance of the subsidiary and divisional boards and individual directors are assessed as part of the general performance review processes of the group.

        Sasol Group Services (Pty) Limited is the company secretary of all South African subsidiaries. The company secretarial services are performed by the company secretarial department, which is staffed by suitably qualified and experienced individuals, who discharge the duties of the company secretary as set out in King III. This includes training and guidance to the directors of subsidiary and divisional boards on their fiduciary and other responsibilities.

Board committees

        Several committees have been established to assist the board in discharging its responsibilities. The committees have an important role in enhancing high standards of governance and achieving increased effectiveness within the group. The terms of reference of the board committees form part of the board charter and can be viewed on the company's website. These terms of reference are reviewed annually. In line with King III, all board committees, with the exception of the risk and SH&E committee, comprise only non-executive members of the board. The chief executive is not a member of the audit, nomination and governance, and remuneration committees, but does attend these meetings by invitation, and is requested to leave the meeting, where appropriate, before any decisions relating to the chief executive are finalised. All committees are empowered to obtain such external or other independent professional advice as they consider necessary to carry out their duties.

The Audit Committee

        Members: Messrs BP Connellan (chairman), TA Wixley, Dr MSV Gantsho, Messrs MJN Njeke, C Beggs and HG Dijkgraaf (with effect from 4 June 2010).

        The audit committee is an important element of the board's system of monitoring and control. In compliance with applicable SEC and NYSE rules, as well as South African legislation, all members are independent non-executive directors.

        All audit committee members are financially literate and with the exception of Mr H G Dijkgraaf, have extensive audit committee experience. In order to ensure a greater integration between the work of the audit committee and the risk and SH&E committee particularly for purposes of integrated sustainability reporting as required by King III, the board has implemented a practice in terms of which the chairmen of the two committees respectively have membership of the other committee. Mr B P Connellan is accordingly a member of the risk and SH&E committee and Mr Dijkgraaf is a member of the audit committee.

        Mr BP Connellan has been designated as the audit committee financial expert. The chairman of the board, the chief executive, chief financial officer, internal auditor and external auditors attend audit committee meetings on invitation.

        The Sasol Limited audit committee performs the functions prescribed by the South African Companies Act, 1973 for the company and all its South African subsidiaries. The audit committee will in future be elected by shareholders at the annual general meeting.

        The audit committee primarily assists the board in overseeing:

  •
  quality and integrity of the company's integrated reporting, incorporating the financial statements (including consolidated annual financial statements) and sustainability reporting, and public announcements in respect of the financial results;

  •
  the qualification and independence of the external auditors for Sasol and all group companies;

  •
  the scope and effectiveness of the external audit function for Sasol and all group companies;

  •
  the effectiveness of the Sasol group's internal controls and internal audit function; and

  •
  compliance with legal and regulatory requirements to the extent that it might have an impact on the integrated report.

        The board has delegated extensive powers in accordance with the Act and US corporate governance requirements to the audit committee to perform these functions. In line with these requirements the audit committee has, among other things, implemented a procedure for the pre-approval by the audit committee of all audit services and permissible non-audit services provided by the external auditor. The audit committee meets the group's external and internal auditors and executive management regularly to consider risk assessment and management, review the audit plans of the external and internal auditors and to review accounting, auditing, financial reporting, corporate governance and compliance matters. The audit committee assesses the independence of the external auditors annually and approves the external auditors' engagement letter and the terms, nature and scope of the audit function and the audit fee. The internal audit charter, internal audit plan and internal audit conclusions are similarly reviewed and approved by the audit committee. The audit committee meets biannually in separate sessions with each of management, the external auditors and the internal auditor.

        All publications and announcements of a financial nature are reviewed by the audit committee before publication. Both the audit committee and the board are satisfied there is adequate segregation between the external and internal audit functions and that the independence of the internal and external auditors is not in any way impaired or compromised.

        The audit committee is responsible for ensuring that the combined assurance model introduced by King III is applied to provide a coordinated approach to all assurance activities. A combined assurance model has been developed and will be fully implemented in the 2011 financial year.

        In particular, the committee:

  •
  will ensure that the combined assurance received is appropriate to address all the significant risks facing the company; and

  •
  monitors the relationship between the external service providers and the company.

        The committee is an integral part of the risk management process. In this regard the committee considers and reviews the findings and recommendations of the risk and SH&E committee insofar as they are relevant to the functions of the audit committee.

        The committee considered the appropriateness of the expertise and experience of the chief financial officer and concluded that the chief financial officer has the necessary expertise and experience. The committee is also satisfied that the expertise, resources and experience of the finance function are adequate.

        Governance committees are in operation to oversee financial reporting, internal control and some other governance aspects of subsidiaries and divisions. These committees assist the respective subsidiary and divisional boards by examining and reviewing the company's annual financial statements prior to submission and approval by the relevant boards and monitoring the effective functioning of the company's internal and disclosure controls. The proceedings of these subsidiary and divisional governance committees are reported to the relevant subsidiary or divisional board and to the Sasol Limited audit committee.

        The audit committee is required to meet at least three times a year. During the year, the committee met four times. Attendance at meetings was as follows:

Member	8 September 2009	9 October 2009	4 March 2010	2 June 2010
C Beggs	✓	✓	✓	✓
BP Connellan	✓	✓	✓	✓
MSV Gantsho	✓	✓	✓	✓
MJN Njeke	✓	✓	✓	✓
TA Wixley	✓	✓	✓	✓

✓ Indicates attendance            — Indicates absence with apology

The remuneration committee

        Members: Messrs HG Dijkgraaf (chairman), BP Connellan, Ms IN Mkhize, Mrs TH Nyasulu and Prof JE Schrempp (with effect from 4 June 2010). With the exception of Mrs TH Nyasulu, all the members of the committee, including the chairman, are independent non-executive directors. Prof JE Schrempp, who was appointed as lead independent director, was also appointed a member of the remuneration committee with effect from 4 June 2010. In line with the recommendations of King III, the chief executive and executives responsible for remuneration matters attend the meetings of the committee on invitation, but may not vote and are requested to leave the meeting before any decisions are made.

        The functions of the remuneration committee are to:

  •
  assist the board of directors in exercising its function of ensuring that affordable, competitive and fair and effective reward practices are implemented in the Sasol group;

  •
  approve the total remuneration (total guaranteed package and variable) offered to new and current incumbents in the position of managing directors of tier one and two;

  •
  approve the total cost of annual remuneration adjustments for senior executives;

  •
  determine the remuneration of members of the group executive committee (excluding executive directors);

  •
  make recommendations to the board in respect of directors' fees and the remuneration of the executive directors including the chief executive;

  •
  make recommendations to the board in respect of non-executive directors' fees for approval by shareholders; and

  •
  provide a channel of communication between the board and management on remuneration matters.

        The committee is required to meet at least twice a year. During the year under review, it met three times. Attendance at meetings was as follows:

Member	11 September 2009	25 November 2009	5 March 2010	3 June 2010
BP Connellan	✓	✓	✓	✓
HG Dijkgraaf	✓	✓	✓	✓
IN Mkhize(1)	n/a	n/a	✓	—
TH Nyasulu	✓	✓	✓	✓

(1)
Appointed with effect from 27 November 2009.

✓ Indicates attendance            — Indicates absence with apology

        Refer to "Item 6.B—Compensation" for information on our group remuneration philosophy and policy. The complete terms of reference of the remuneration committee are available on the Sasol website at www.sasol.com.

The Nomination and Governance Committee

        Members: Mrs TH Nyasulu (chairman), Prof JE Schrempp (lead independent director), Mr TA Wixley and Dr MSV Gantsho (appointed with effect from 27 November 2009).

        The committee is comprised of four non-executive directors, of whom three are independent. The chairman of the board is the chairman of the nomination and governance committee. The terms of reference of the nomination and governance committee provide that the committee is chaired by the chairman of the board as is required by the JSE listings requirements. However, King III provides that the nomination committee should consist of a majority of independent directors and should be chaired by an independent non-executive director.

        The nomination and governance committee's functions include reviewing and making recommendations to the board on the company's general corporate governance framework, the composition and performance of the board, individual directors and its committees, appointment or re-appointment of directors and members of the group executive committee, succession planning of the chairman and the chief executive, legal compliance and the company's ethics policy and programmes.

        The nomination and governance committee met four times during the financial year.

        Attendance at the meetings was as follows:

Member	10 September 2009	17 November 2009	4 March 2010	3 June 2010
MSV Gantsho(1)	n/a	n/a	✓	✓
TH Nyasulu	✓	✓	✓	✓
JE Schrempp	✓	✓	✓	✓
TA Wixley	✓	✓	✓	✓

(1)
Became a member with effect from 27 November 2009.

✓ Indicates attendance            — Indicates absence with apology            n/a indicates not a member at the time

The Risk and Safety, Health and Environment (SH&E) Committee

        Members: Messrs HG Dijkgraaf (chairman), BP Connellan, LPA Davies, GA Lewin (appointed with effect from 4 June 2010) Mss VN Fakude, IN Mkhize, TH Nyasulu and KC Ramon. Dr AMB Mokaba was a member until his resignation as director with effect from 14 October 2009.

        The committee's functions include reviewing and assessing the integrity of the company's risk management processes, including the effective management of those covering safety, health, environmental and sustainability matters.

        The committee reports its findings and recommendations in respect of material legal and compliance risks as well as the company's policies on risk assessment and risk management which may have an impact on the integrated report. It also reviews and evaluates the disclosure of sustainability matters in the integrated report and reports to the audit committee to enable the audit committee to provide assurance to the board that the disclosure is reliable and does not conflict with the financial information.

        The committee met four times during the year. Attendance at meetings was as follows:

Member	9 September 2009	25 November 2009	3 March 2010	2 June 2010
BP Connellan	✓	✓	✓	✓
LPA Davies	✓	✓	✓	✓
HG Dijkgraaf	✓	✓	✓	✓
VN Fakude	✓	✓	✓	—
IN Mkhize	✓	✓	✓	—
AMB Mokaba	✓	n/a	n/a	n/a
TH Nyasulu	✓	✓	✓	✓
KC Ramon	✓	✓	—	✓

✓
Indicates attendance            — Indicates absence with apology            n/a indicates not a member at the time

The Group Executive Committee (GEC)

        The GEC is the highest management decision-making body of the Sasol group. The board appoints GEC members upon recommendation of the chief executive and nomination and governance committee.

        Members: Messrs LPA Davies (chairman), A de Klerk, AM de Ruyter, BE Klingenberg, Ms VN Fakude, Dr NL Joubert, Mr CF Rademan, Ms KC Ramon and Mr GJ Strauss. Dr AMB Mokaba resigned with effect from 14 October 2009 and Mr J A van der Westhuizen and Dr RK Groh retired as members of the committee with effect from 30 June 2009 and 1 January 2010, respectively.

        The board has delegated a wide range of matters relating to Sasol's management to the GEC, including financial, strategic, operational, governance, risk and functional issues.

        The board has approved and regularly revises the top-level delegation of authority in terms of which matters are delegated to management and certain matters reserved for decision-making by the board. Delegation to management is currently directly to the chief executive and the GEC rather than through the chief executive. Sasol believes this provides the same, or more, checks and balances as the delegation framework recommended by King III.

        The GEC's focus is on the formulation of group strategy and policy and the alignment of group initiatives and activities. The committee meets at least fortnightly and reports directly to the Sasol Limited board. During the year, the GEC's functioning was supported by the Group Business Committee, which comprises managing directors of significant businesses and selected group functional managers.

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

        Our workforce composition at 30 June is presented below:

Region	2010	2009	2008
South Africa	27 984	28 102	27 899
Europe	3 306	3 443	3 707
North America	728	746	791
Other	1 321	1 253	1 531

Total	33 339	33 544	33 928

	2010	2009	2008
Employees by segment
South African energy cluster
Mining	7 364	7 139	7 329
Gas	270	263	218
Synfuels	5 347	5 078	4 791
Oil	2 125	2 142	2 187
International energy cluster
Synfuels International	449	395	458
Petroleum International	295	264	272
Chemicals cluster
Polymers	2 191	2 221	2 178
Solvents	1 676	1 762	1 839
Olefins & Surfactants	2 824	2 936	3 143
Other chemicals	5 245	5 620	5 682
Other business	5 553	5 724	5 831

Total	33 339	33 544	33 928

        Our vision to become a respected global enterprise and our rapid growth over the last decade necessitates the application of accelerated development programmes for our employees. Sasol's people philosophy is to build a sustainable and adaptive organisation of talented, diverse, competent and inspired people and to this purpose we aim constantly for better skills attraction and retention. Substantial resources are devoted to training and mentoring our staff, and we have re-evaluated our development programmes to focus on career development plans, bursary schemes, our accelerated leadership programme and rotation schemes.

        In South Africa we have invested more than R421 million in 2010 in employee training and development. This investment includes in-house technical training, and self-learning centres. An additional R45 million was invested in 769 undergraduate and postgraduate bursaries, with emphasis on developing scientific, engineering and technological skills.

        Developing a sufficient talent base of artisans remains a significant priority for the South African business community and to this end, as part of a collaborative project, we currently provide dedicated training to 778 artisan learners. Internally, we support a further 417 learner artisans for the oil, gas and chemical manufacturing project of the petrochemical industry. We continue to play an important role in the Technical Skills Business Partnership (TSBP) programme, with 271 TSBP learners. The TSBP learner pool will be increased to deliver 900 artisans over a period of five years, with an investment by Sasol of R123 million. We also run one of the largest bursary schemes in South Africa, with an investment in 2010 totalling R51 million. In addition, internal programmes include our Graduate Development Programme (GDP), which supports further science and technology graduates and our Training Outside Public Practice Programme (TOPP), which trains accountancy professionals.

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

Promoting workplace equity and diversity

        We continued to increase the percentage of employees drawn from historically disadvantaged groups. People from designated groups—Africans, Coloured, Indians, and women—comprise 71% of our South African workforce, as compared with 70% in 2009. At year end, people from designated groups held 56% of Sasol managerial, professional and supervisory posts. This is constant with the 56% reported on in 2009 and the 51% reported in 2008.

        All our South African businesses maintain employment equity forums to ensure we stay focused on achieving targets. We endeavour to nurture workplaces that are open, transparent and free from all forms of discrimination. We also promote employee equity and diversity in all the countries in which we operate in harmony with global best practices.

Encouraging positive labour relations

        We enjoy constructive relationships with representative trade unions throughout the group. More than 60% of Sasol employees are members of trade unions and are covered by collective agreements entered with trade unions within the various jurisdictions in which Sasol operates. During the year, 6 987 employee days were lost due to unprotected industrial action.

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

HIV/AIDS challenge in our South African operations

        Recognising the significant challenge of managing South Africa's HIV/AIDS pandemic, the Sasol HIV/AIDS Response Programme (SHARP) was launched in September 2002. This initiative is focussed on managing the impact of HIV/AIDS in our workplaces and communities by reducing the rate of infection throughout the group, and extending the quality of life of infected employees through the provision of managed healthcare. In developing SHARP, an intensive group-wide risk assessment was undertaken to understand the impact of HIV/AIDS on our operations and communities.

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

        A principal focus of SHARP is the provision of VCT, an essential first step in facilitating appropriate access to healthcare options and a critical component of promoting behavioural change. As a result of our collaborative approach, we have had one of the highest uptakes for VCT in South Africa. Voluntary counselling and testing has been integrated into the occupational health centres and are offered as part of wellness programmes within the business units.

        This is done through awareness programmes and encouraging testing through community and medical aid resources; offering VCT at wellness days; and offering VCT at occupational health clinics.

        Through the medical schemes, all employees have access to healthcare and, in particular, anti-retroviral therapy. Anti-retroviral therapy is also available through the public healthcare facilities in the community.

        Our testing and treatment initiatives are supported by a comprehensive communications roadmap that encourages an interactive approach relating to the goals of prevention, support and care.

        Capacity building for the implementation and integration of the programme within all businesses is offered through accredited training of managers, coordinators and peer educators across the group, ensuring proper representation of SHARP at each level within businesses. Through the intranet, printed media and awareness sessions, access to up to date information, support and referral resources is ensured.

        In reviewing the communications approach, SHARP has embarked on a longer-term sustained campaign to ensure a more visible and interactive effort. The following objectives were agreed to for the 2009-2010 period:

  •
  drive more testing; treatment and disclosure;

  •
  improve knowledge on transmission; tuberculosis; opportunistic infections; treatment support; disclosure;

  •
  create a communications toolkit for year long communication at business units; and

  •
  use of multi media tools—print; electronic; email; sms.

        A toolkit has been developed to support business units in providing a simple, standardised, high quality and impactful communication year long. The campaign is aimed at taking messaging around HIV/AIDS to a more personal level and offering practical ideas on how all individuals can become involved in addressing the pandemic. A messaging calendar identifies clear messages, communication tools, activities, and objectives for each month.

        Messaging tools include a SHARP exhibition stand with four education exhibitions, as well as posters for each month, to educate prompt action and inform employees around the month's theme. Fliers and emails distributed to employees provide additional information and seek to promote positive behaviour change. The voluntary SMS element of the campaign allows employees to register and enables them to get regular updates on the campaign.

        Our partnership with South African Business Coalition on HIV/AIDS (SABCOHA) has seen the launch of the HIV/AIDS Supply Chain Development Programme within Sasol. The programme targets the SME sector and offers workplace programme capacity building, VCT, pre-treatment care and support and treatment. A number of suppliers have benefited from the range of training offered on this programme.

        SHARP has also been launched successfully at all sites in Mozambique. Sasol Petroleum International has contracted Careworks Mozambique to implement a three-year work place HIV/AIDS programme at its sites in Temane, Maputo and Matola. A risk assessment has already been undertaken in Temane. The programme aims to prevent further infection among staff and contractors, and to ensure that those who are HIV positive remain healthy, productive and emotionally and psychologically well. The programme offerings include a work place peer education program, as well as awareness to action training, counselling and testing, and patient management.

Occupational health and safety

        Eight fatalities occurred in the workplace in 2010. This compares with four fatalities in 2009 and three fatalities in 2008. Our fatal accident rate (calculated as the number of fatalities per 100 million working hours) was 4,14 compared with 2,20 in 2009. Our goal remains zero fatalities.

        Safety continues to be a core value and priority. The increase in fatal incidents during 2010 prompted a revised safety improvement plan detailing urgent interventions in the context of our safety roadmap. By 30 June 2010, we achieved a recordable case rate (RCR) of 0,51 which compares with 0,54 in 2009 and 0,50 in 2008. Our long-term safety performance target remains 0,30 by June 2013.

6.E    Share ownership

Shareholdings of directors and officers

        The aggregate beneficial shareholding at 30 June 2010 of the directors of the company and the group executive committee named under "Item 6.B—Compensation" and their associates (none of which have a holding greater than 1%) in the issued ordinary share capital of the company are detailed below.

	2010				2009
	Number of shares				Number of shares
			Number of share options(2)	Total beneficial shareholding			Number of share options(2)	Total beneficial shareholding
Beneficial shareholding	Direct	Indirect			Direct	Indirect
Executive directors
Pat Davies(1)	86 700	228	396 500	483 428	86 700	221	385 400	472 321
Nolitha Fakude	1 500	—	41 200	42 700	1 500	—	41 200	42 700
Benny Mokaba(4)	n/a	n/a	n/a	n/a	—	—	31 300	31 300
Christine Ramon(3)	21 500	41 556	27 200	90 256	21 500	41 556	27 200	90 256
Non-executive directors
Brian Connellan	10 500	—	—	10 500	10 500	—	—	10 500
Imogen Mkhize(3)	1 313	18 626	—	19 939	1 313	18 626	—	19 939
Hixonia Nyasulu(3)	—	1 450	—	1 450	—	1 450	—	1 450
Tom Wixley	2 500	—	—	2 500	2 500	—	—	2 500

Total	124 013	61 860	464 900	650 773	124 013	61 853	485 100	670 966

(1)
The indirect number of shares includes units held in the Sasol Share Savings Trust.

(2)
Including share options which have vested or which vest within sixty days of 30 June 2010.

(3)
The indirect number of shares includes shares held through Sasol Inzalo Public Limited.

(4)
Resigned as a director of Sasol Limited on 14 October 2009.

        There have been no changes in the direct or indirect beneficial interests of the directors and their associates between 30 June 2010 and 28 September 2010.

        Beneficial shareholding for 2010 disclosed in the table above includes shares held by the following black directors and their associates following the implementation of the Sasol Inzalo share transaction on 8 September 2008 (the top three earners do not own Sasol BEE ordinary or Sasol Inzalo ordinary shares):

	2010			2009
	Number of Sasol BEE ordinary shares	Number of Sasol Inzalo ordinary shares		Number of Sasol BEE ordinary shares	Number of Sasol Inzalo ordinary shares
Executive directors
Christine Ramon	—	41 556	(1)	—	41 556	(1)
Non-executive directors
Imogen Mkhize	313	18 626		313	18 626
Hixonia Nyasulu	—	1 450		—	1 450

Total	313	61 632		313	61 632

(1)
This includes an effective interest in 427 Sasol Inzalo ordinary shares owned by Melanani Investments (Pty) Limited in which Ms KC Ramon has a 15% interest and an effective interest in 655 Sasol Inzalo ordinary shares owned by Melanani Womens Investments (Pty) Limited in which Ms KC Ramon has a 20% interest.

        The Sasol BEE ordinary shares rank pari passu with Sasol ordinary shares in all respects except that they are not listed and cannot be traded for the first two years and will have limited trading rights for a period of eight years thereafter. Sasol Inzalo Public Limited (Sasol Inzalo) indirectly held 2,4% of the issued capital of Sasol on 30 June 2010 in the form of unlisted Sasol preferred ordinary shares. The Sasol Inzalo ordinary shares cannot be traded for the first three years and will have limited trading rights for a period of seven years thereafter.

Share ownership of senior managers under the JSE Listings Requirements

	2010			2009
Beneficial shareholding	Number of shares(1)	Number of share options(2)	Total beneficial shareholding	Number of shares(1)	Number of share options	Total beneficial shareholding
Group executive committee(3)	15 611	214 700	230 311	8 985	374 900	383 885

(1)
Includes units held in the Sasol Share Savings Trust.

(2)
Including share options which have vested or which vest within sixty days of 30 June 2010.

(3)
Excluding the executive directors disclosed separately in the table above.

        We are not required to, and do not otherwise, disclose share ownership of individual senior managers in the share capital of the company.

Long-term incentive plans applicable to executive directors and senior management

        Executive directors and senior employees participate in the Sasol Share Incentive Scheme, which has been replaced by the Share Appreciation Rights Scheme (SAR scheme) with effect from 1 March 2007. Although no new share options are granted in terms of the Sasol Share Incentive Scheme, existing unimplemented share options are unaffected by the introduction of the SAR scheme. Share appreciation rights, including those with and without performance targets, are granted to executive directors and senior management in relation to their respective positions, their level in the organisation, their individual contribution to the business and the group's performance against a predetermined target. Additional corporate performance targets were introduced in 2010 for recipients in top management. The long-term incentive plans are designed to retain key senior employees over a longer period aligned with the business life cycle and group strategy and to recognise their contribution to the group's performance.

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

        The SAR scheme provides eligible employees with the opportunity to receive long-term incentive remuneration payments based on the increase in value of Sasol shares over certain prescribed periods of time. Participants are not entitled to any rights to Sasol shares but are awarded conditional rights to a future cash amount calculated with reference to the increase in the market value of a Sasol Limited ordinary share between the date of the grant of the right (issue price) and the exercise of the right (exercise price).

        The trustees of the Sasol Share Trust granted share options in terms of the Sasol Share Incentive Scheme up to 28 February 2007.

        Options (in terms of the Sasol Share Incentive Scheme) and share appreciation rights (in terms of the SAR scheme) vest as follows:

  •
  two years—first third

  •
  four years—second third

  •
  six years—final third

        Options and share appreciation rights are exercisable up to a maximum of nine years from the date of grant. If not exercised by this date, they will lapse. The last options issued under the Sasol Share Incentive Scheme will, if not exercised, lapse in 2016.

        On retirement at normal retirement age the share options or share appreciation rights vest immediately and can be exercised within a twelve month period. On resignation, share options or rights which have not yet vested will lapse unless decided otherwise by the board or the appropriate delegated authority (trustees of the Sasol Share Incentive Scheme or SAR scheme committee). On retrenchment, all options or rights vest immediately and the employee has a period of twelve months to exercise these options. Share options or rights which have vested may be taken up before the last day of service.

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

Medium-term incentive plan applicable to executive directors and senior management

        The remuneration committee approved the introduction of a medium-term incentive plan to complement the current portfolio of the short-term and long-term incentive schemes and allow qualifying employees an opportunity to participate in the growth of the company. The initial implementation in 2010 will be cost-neutral to the company.

        The strategic intent of the medium-term incentive plan includes the retention of key employees, rebalancing the reward mix and the components allocated towards short-term, medium-term and long-term incentives, to provide qualifying employees with an opportunity to participate in the growth of the group and to create alignment with shareholder interests. This plan provides a balance in terms of incentives offered that stretch from 12 months (short-term incentive scheme) to the long-term incentive plan that has staggered vesting periods over six years and a life of nine years. MTI rights are linked to the achievement of pre-determined performance targets that are aligned with the medium-term business goals of the organisation. Some MTI rights can therefore be forfeited if the corporate performance targets are not met or enhanced if performance targets are exceeded. Under the MTI, participating employees are given the opportunity, subject to the vesting conditions, to receive a future cash incentive payment calculated with reference to the market value of an ordinary share in Sasol Limited after a three year vesting period. Under this scheme, the employee has no right to acquire shares in Sasol Limited.

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

        The share options implemented during 2010 are indicated in the following table:

Share options implemented during 2010—directors

	Balance at beginning of year(1)	Granted(2)	Average offer price per share(2)	Grant date(2)	Share options implemented	Effect of resignations	Balance at end of year(2)
	(number)		(Rand)		(number)	(number)	(number)
Executive directors
Pat Davies	571 300	—	—	—	—	—	571 300
Nolitha Fakude	81 900	—	—	—	—	—	81 900
Benny Mokaba(3)	94 000	—	—	—	31 300	37 700	25 000
Christine Ramon	81 700	—	—	—	—	—	81 700
Non-executive director
Pieter Cox(4)	116 700	—	—	—	—	—	116 700

Total share options	945 600	—			31 300	37 700	876 600

(1)
The balance of options represents the accumulated number of options granted (less implemented) over the preceding years.

(2)
No share options were granted during the period under review as a result of the replacement of the Sasol Share Incentive Scheme with the SAR Scheme with effect from 1 March 2007.

(3)
Resigned as a director of Sasol Limited on 14 October 2009.

(4)
The share options were granted to Mr Cox whilst he was still an executive director.

Sasol share incentive scheme—top three earners

	Balance at beginning of year(1)	Granted	Average offer price per share	Grant date	Share rights implemented	Effect of retirement	Balance at end of year(2)
	(number)	(number)	(Rand)		(number)	(number)	(number)
Top three earners
Employee 1	25 100	—	—	—	7 400	—	17 700
Employee 2	40 000	—	—	—	5 600	—	34 400
Employee 3(3)	83 500	—	—	—	4 500	79 000	—

Total share options	148 600	—			17 500	79 000	52 100

(1)
The balance of options represents the accumulated number of options granted (less implemented) over the preceding years.

(2)
No share options were granted during the period under review as a result of the replacement of the Sasol Share Incentive Scheme with the SAR Scheme with effect from 1 March 2007.

(3)
Share options and rights granted to employee 3 vested at retirement.

        The share appreciation rights granted to our executive directors through our Share Appreciation Rights Scheme are indicated in the following table:

Share appreciation rights with no performance targets granted during 2010—directors

	Balance at beginning of year	Granted	Average offer price per share	Grant date	Share rights implemented	Effect of resignations	Balance at end of year
	(number)	(number)	(Rand)		(number)	(number)	(number)
Executive directors
Pat Davies	126 000	—	—	—	—	—	126 000
Nolitha Fakude	39 500	—	—	—	—	—	39 500
Benny Mokaba(1)	25 900	—	—	—	—	—	25 900
Christine Ramon	23 200	—	—	—	—	—	23 200

Total share appreciation rights	214 600	—			—	—	214 600

(1)
Resigned as a director of Sasol Limited on 14 October 2009.

Share appreciation rights with performance targets granted during 2010—directors

	Balance at beginning of year	Granted	Average offer price per share	Grant date	Share rights implemented	Effect of resignations	Balance at end of year
	(number)	(number)	(Rand)		(number)	(number)	(number)
Executive directors
Pat Davies(1)	—	—	—	—	—	—	—
Nolitha Fakude	—	19 900	289,99	4 Dec 2009	—	—	19 900
Christine Ramon	—	23 000	289,99	4 Dec 2009	—	—	23 000

Total share appreciation rights	—	42 900			—	—	42 900

(1)
No SARs were awarded to Mr Davies as a result of a precautionary closed period that applies to a select group of employees. The awards will be made as soon as the closed period is lifted.

Share appreciation rights, without performance targets, granted during 2010—top three earners(1)

	Balance at beginning of year	Granted	Average offer price per share	Grant date	Effect of retirement	Balance at end of year
	(number)	(number)	(Rand)		(number)	(number)
Employee 1	14 200	67 500	289,99	4 Dec 2009	—	81 700
Employee 2	13 000	67 400	289,99	4 Dec 2009	—	80 400
Employee 3(2)	31 600	—	—	—	31 600	—

Total share appreciation rights	58 800	134 900			31 600	162 100

(1)
Share appreciation rights were approved for two GEC members on their promotion to the GEC in April 2009. The award could however not be made due to the precautionary closed period that applied at the time. These awards were made in December 2009 after the lifting of the precautionary closed period. Corporate performance targets were not yet effective in April 2009 and therefore did not apply to this award.

(2)
Share options and rights granted to employee 3 vested at retirement.

 Share appreciation rights, with performance targets, granted during 2010—top three earners

	Balance at beginning of year	Granted	Average offer price per share	Grant date	Effect of retirements	Balance at end of year
	(number)	(number)	(Rand)		(number)	(number)
Employee 1	—	8 300	289,99	4 Dec 2009	—	8 300
Employee 2	—	8 300	289,99	4 Dec 2009	—	8 300
Employee 3(1)	—	12 400	289,99	4 Dec 2009	12 400	—

Total share appreciation rights	—	29 000			12 400	16 600

(1)
Share options and rights granted to employee 3 vested at retirement.

        The medium-term incentive rights granted to our executive directors through our Medium-term Incentive Plan are indicated in the following table:

Medium-term incentive rights granted during 2010—directors

	Balance at beginning of year	Granted	Average offer price per share	Grant date	Share rights implemented	Effect of resignations	Balance at end of year
	(number)	(number)	(Rand)		(number)	(number)	(number)
Executive directors
Pat Davies(1)	—	—	—	—	—	—	—
Nolitha Fakude	—	4 442	0,00	4 Dec 2009	—	—	4 442
Christine Ramon	—	5 136	0,00	4 Dec 2009	—	—	5 136

Total medium-term incentive rights	—	9 578			—	—	9 578

(1)
No MTIs were awarded to Mr Davies as a result of a precautionary closed period that applies to a select group of employees. The awards will be made as soon as the closed period is lifted.

Medium-term incentive rights granted during 2010—top three earners

	Balance at beginning of year	Granted	Average offer price per share	Grant date	Effect of retirements	Balance at end of year
	(number)	(number)	(Rand)		(number)	(number)
Employee 1	—	1 859	0,00	4 Dec 2009	—	1 859
Employee 2	—	1 859	0,00	4 Dec 2009	—	1 859
Employee 3(1)	—	2 793	0,00	4 Dec 2009	2 793	—

Total medium-term incentive rights	—	6 511			2 793	3 718

(1)
Employee 3 has retired but will receive payment in the 2011 financial year.

        The number of Sasol Inzalo Management Scheme share rights granted to our executive directors in terms of our Sasol Inzalo share transaction is indicated in the following table:

Sasol Inzalo Management Scheme share rights granted during 2010—directors

	Balance at beginning of year	Share rights granted	Value of underlying share(1)	Grant date	Effect of resignations	Balance at end of year
	(number)	(number)	(Rand)		(number)	(number)
Executive directors
Nolitha Fakude	25 000	—	—	—	—	25 000
Benny Mokaba(2)	25 000	—	—	—	25 000	—
Christine Ramon	25 000	—	—	—	—	25 000

Total Sasol Inzalo Management Scheme share rights	75 000	—			25 000	50 000

(1)
At grant date on 3 June 2008, the issue price of the underlying share of R366,00 was the 60 day volume weighted average price of Sasol ordinary shares to 18 March 2008. The shares were issued to the Sasol Inzalo Management Trust at R0,01 per share.

(2)
Resigned as a director of Sasol Limited on 14 October 2009.

Share options implemented, share appreciation rights, with and without performance targets, and medium-term incentive rights granted during 2010—group executive committee(1)
(including two of the top three earners(5))

	Balance at beginning of year	Effect of change in composition of GEC	Granted	Average offer price per share	Grant date	Share options implemented	Balance at end of year
	(number)	(number)	(number)	(Rand)		(Rand)	(number)
Share options(2)	606 000	(266 900)	—	—	—	15 000	324 100

Share appreciation rights (without performance targets)(3)(4)	274 400	(140 900)	134 900	289,99	4 Dec 2009	—	268 400

Share appreciation rights (with performance targets)(4)	—	—	46 500	289,99	4 Dec 2009	—	46 500

Medium-term incentive rights(4)	—	—	10 463	0,00	4 Dec 2009	—	10 463

(1)
Excluding the executive directors disclosed separately in the table above.

(2)
Includes share options issued to individuals during the year before they became members of the group executive committee.

(3)
Share appreciation rights were approved for two GEC members on their promotion to the GEC in April 2009. The award could however not be made due to the precautionary closed period that applied at the time. These awards were made in December 2009 after the lifting of the ad hoc precautionary closed period. Corporate performance targets were not yet effective in April 2009 and therefore did not apply to this award.

(4)
SARs and MTIs were not awarded to four members of the GEC due to the precautionary closed period that applied. These awards will be made as soon as the decision relating to the closed period is revisited.

(5)
Share options and rights granted to employee 3 vested at retirement.

 Share options implemented—directors

        This table presents information regarding share options implemented during the period 1 July 2009 through 30 June 2010.

					Gain on implementation of share options
			Average offer price per share
	Implementation dates	Share options implemented		Market price per share
					2010	2009
		(number)	(Rand)		R'000	R'000
Executive directors
Pat Davies		—	—	—	—	19 946
Benny Mokaba(1)	26 November 2009	31 300	249,00	298,41	1 546	—

Total		31 300			1 546	19 946

(1)
Resigned as a director of Sasol Limited on 14 October 2009.

Share options implemented—top three earners

        This table presents information regarding share options implemented during the period 1 July 2009 through 30 June 2010.

					Gain on implementation of share options
			Average offer price per share
	Implementation dates	Share options implemented		Market price per share
Top three earners					2010
		(number)	(Rand)		R'000
Employee 1	7 December 2009	7 400	291,98	296,96	1 362
Employee 2	10 December 2009	5 600	291,81	294,62	1 130
Employee 3(1)	16 March 2010	4 500	284,00	284,00	875

Total		17 500			3 367

(1)
Share options and rights granted to employee 3 vested at retirement.

Share options implemented—group executive committee(1) (including two of the top three earners)

        This table presents information regarding share options implemented during the period 1 July 2009 through 30 June 2010.

		Gain on implementation of share options
	Share options implemented
		2010	2009
	(number)	R'000	R'000
Group executive committee(2)	15 000	2 910	4 797

(1)
Excluding the executive directors disclosed separately in the table above.

(2)
No shares were retained by members on the implementation of the share options.

        Share options outstanding at the end of the year vest during the following periods:

	Already vested	Within 1 year	1 to 2 years	2 to 5 years	More than 5 years	Total
(numbers)
Executive directors
Pat Davies	396 500	29 000	130 000	15 800	—	571 300
Nolitha Fakude	41 200	—	40 700	—	—	81 900
Benny Mokaba(1)	—	25 000	—	—	—	25 000
Christine Ramon	27 200	27 200	—	27 300	—	81 700
Non-executive directors
Pieter Cox(2)	116 700	—	—	—		116 700

Total	581 600	81 200	170 700	43 100	—	876 600

(1)
Resigned as a director of Sasol Limited on 14 October 2009.

(2)
The share options were granted to Mr P V Cox when he was an executive director.

        Share appreciation rights, without performance targets, outstanding at the end of the year vest during the following periods:

	Already vested	Within 1 year	1 to 2 years	2 to 5 years	More than 5 years	Total
(numbers)
Executive directors
Pat Davies	18 400	23 600	18 400	65 600	—	126 000
Nolitha Fakude	5 700	7 500	5 700	20 600	—	39 500
Benny Mokaba(1)	—	8 600	—	17 300	—	25 900
Christine Ramon	—	7 700	—	15 500	—	23 200

Total	24 100	47 400	24 100	119 000	—	214 600

(1)
Resigned as a director of Sasol Limited on 14 October 2009.

        Share appreciation rights, with performance targets outstanding at the end of the year vest during the following periods:

	Already vested	Within 1 year	1 to 2 years	2 to 5 years	More than 5 years	Total
(number)
Executive directors
VN Fakude	—	—	6 600	6 600	6 700	19 900
KC Ramon	—	—	7 700	7 700	7 600	23 000

Total	—	—	14 300	14 300	14 300	42 900

        Medium-term incentive rights outstanding at the end of the year vest during the following periods:

	Already vested	Within 1 year	1 to 2 years	2 to 5 years	More than 5 years	Total
(number)
Executive directors
VN Fakude	—	—	—	4 442	—	4 442
KC Ramon	—	—	—	5 136	—	5 136

Total	—	—	—	9 578	—	9 578

        Share options and share appreciation rights, with and without performance targets, and medium-term incentive rights outstanding at the end of the year vest during the following periods:

	Already vested	Within 1 year	1 to 2 years	2 to 5 years	More than 5 years	Total
(numbers)
Group executive committee(1)
Share options	214 700	41 300	52 500	15 600	—	324 100

Share appreciation rights (without performance targets)	17 900	26 500	62 900	116 200	44 900	268 400

Share appreciation rights (with performance targets)	—	—	15 500	15 500	15 500	46 500

Medium-term incentive rights	—	—	—	10 463	—	10 463

(1)
Excluding the executive directors disclosed separately in the table above but including the top two earners. Share options and rights granted to employee 3 vested at retirement.

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

        In accordance with the requirements of the Companies Act of South Africa, the following beneficial shareholdings exceeding 5% in the aggregate during the last three years were disclosed or established from inquiries as of 31 August 2010:

	2010			2009			2008
	Number of shares		% of shares	Number of shares		% of shares	Number of shares	% of shares
Government Employees Pension Fund (GEPF)(1)	85 434 723		12,8	—		—	—	—
Public Investment Corporation Limited (PIC)	63 397 133	(2)	9,93	121 876 743	(3)	18,3	114 405 311	17,1
Industrial Development Corporation of South Africa (IDC)	53 266 887		8,0	53 266 887		8,0	53 266 887	8,0
Sasol Investment Company (Pty) Limited (SIC)(4)	8 809 886		1,3	8 809 886		1,4	37 093 117	5,9

(1)
The shares beneficially owned by the GEPF were disclosed as owned by the PIC until 2009, when it was established that the beneficial owner is the GEPF.

(2)
62,5 million of the shares owned by the GEPF are included in the 63,4 million shares under management of the PIC.

(3)
102,6 million of these shares were beneficially owned by the GEPF.

(4)
The shares held by SIC are held as treasury shares on which no dividends are paid outside the Sasol Limited group and no voting rights are exercised.

        The GEPF's beneficial shareholding decreased by 17 165 277 shares from 31 August 2009 to 85 434 723 shares at 31 August 2010, representing 12,8% of total issued share capital and 13,4% of total voting securities. On 4 December 2008, Sasol Limited purchased 31 500 000 of its ordinary shares from SIC, a wholly-owned subsidiary of Sasol Limited, whereupon the repurchased shares were cancelled and restored to authorised unissued share capital.

        Refer to "Item 16.E. Purchases of equity securities by the issuer and affiliated purchasers" for more information on our share repurchase programme.

        The voting rights of major shareholders do not differ from the voting rights of other shareholders.

        As of 31 August 2010, 36 146 086 ordinary shares, or approximately 5,4% of our total issued share capital, were held in the form of ADRs. As of 30 June 2010, 326 record holders in the United States held approximately 20,4% of our issued share capital in the form of either ordinary shares or ADRs.

7.B    Related party transactions

        There have been no material transactions during the most recent three years, other than as described below, nor are there proposed to be any material transactions at present to which we or any of our subsidiaries are or were a party and in which any senior executive or director, or 10%

shareholder, or any relative or spouse thereof or any relative of such spouse, who shared a home with this person, or who is a director or executive officer of any parent or subsidiary of ours, had or is to have a direct or indirect material interest. Furthermore, during our three most recent years, there has been no, and at 30 June 2010 there was no, outstanding indebtedness to us or any of our subsidiaries owed by any of our executive or independent directors or any associate thereof.

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

        Material related party transactions were as follows:

	30 June 2010	30 June 2009	30 June 2008
	(Rand in millions)
Sales and services rendered to related parties
—Third parties	2 770	3 188	944
—Joint Ventures	209	286	1 975
—Associates	1 606	1 241	742
—Retirement funds	—	—	—

Total	4 585	4 715	3 661

Purchases from related parties
—Third parties	1 352	1 820	1 056
—Joint Ventures	184	306	88
—Associates	696	923	795
—Retirement funds	432	408	338

Total	2 664	3 457	2 277

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

Dividend policy

        Our dividend distribution policy is a progressive dividend policy to maintain and/or grow dividends in line with the anticipated sustainable growth in earnings, barring significant economic variables such as fluctuations in the oil price and exchange rates. The prevailing circumstances of the company, future investment plans, financial performance and the trading and macro economic environments will be considered when we make decisions on dividends. The average rate of earnings to dividend distributions in the past five years was approximately 2,7 times. Our dividend cover for 2010 of 2,6 times. We distribute dividends twice a year. On the declaration of a dividend, the company includes the 10% in respect of secondary tax on companies on this dividend in its computation of the income tax expense for the corresponding period.

        Refer to "Item 10.B—Memorandum and articles of association—Rights of holders of our securities".

Legal proceedings

        For information regarding our legal proceedings refer to "Item 4.B—Business overview—Legal proceedings".

8.B    Significant changes

        The following developments have occurred subsequent to 30 June 2010:

        On 25 June 2010, Sasol Nitro, a division of Sasol Chemical Industries Limited, concluded a settlement agreement with the Competition Commission of South Africa. This agreement was subsequently confirmed by the Competition Tribunal on 20 July 2010 and includes the divestiture of five regional fertiliser blending operations. For additional information refer to "Item 4.B—Business overview—Legal proceedings".

        On 20 August 2010, the Competition Commission of South Africa announced that it had referred its complaints of collusion and excessive pricing in the polymers market against Sasol Chemical Industries Limited and Safripol (Pty) Limited to the Competition Tribunal for adjudication. For additional information refer to "Item 4.B—Business overview—Legal proceedings".

        On 24 August 2010, Sasol Petroleum International (Pty) Limited (SPI) and Petronas announced the joint assignment of a 15% participating interest in the offshore M-10 Block, in Mozambique to Empresa Naçional de Hidrocarbonetos (ENH), the Mozambique national hydrocarbon exploration company. This results in an equity split in the M-10 Block of a 42,5% participating interest to each of SPI and Petronas with the remaining 15% to be held by ENH.

ITEM 9.    THE OFFER AND LISTING

9.A    Offer and listing details

        The following table sets forth, for the years indicated, the reported high and low quoted prices for the ordinary shares on the JSE and for our ADRs on the NYSE from 9 April 2003 and for the ADRs on the NASDAQ prior to the delisting of our ADRs on 8 April 2003 from NASDAQ.

	Shares (Price per share in rand)		ADRs (Price per ADR in US$)
Period	High	Low	High	Low
2005	192,12	66,23	28,96	15,61
2006	283,00	180,00	46,31	26,99
2007	281,75	214,00	39,84	28,24
2008	518,00	252,52	67,92	34,27
2009
First quarter	471,00	312,00	58,91	36,69
Second quarter	363,63	216,56	42,76	19,16
Third quarter	327,81	241,00	35,19	22,75
Fourth quarter	319,50	251,52	39,32	27,99
2010
First quarter	310,00	255,56	41,74	31,15
Second quarter	316,00	274,26	42,86	35,75
Third quarter	318,00	263,06	43,40	34,19
Fourth quarter	315,60	266,18	43,68	33,36
April	315,60	294,50	43,68	39,07
May	304,85	266,18	41,21	33,36
June	297,15	269,00	39,59	34,30
July	300,00	270,03	40,70	34,89
August	299,88	273,06	41,25	37,16
September (up to 23 September 2010)	311,00	278,80	43,79	38,77

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

        A director who has been appointed for the first time at an annual general meeting or by the board of directors after 27 October 1997 shall retire five years after the date of his/her initial appointment or reappointment. Directors who have retired in this manner are eligible for automatic re-election by the shareholders, if they have been nominated for reappointment after retirement by either the board or the shareholders.

        Any director reaching 70 years of age shall retire at the end of that year, provided that, subject to the Articles, the board may, by unanimous resolution on a year-to-year basis, extend a director's term of office until the end of the year in which the director turns 73.

        Remuneration.    The board of directors determines the remuneration of the executive directors on recommendation of the Remuneration Committee. In accordance with the South African Code of Corporate Practices and Conduct (King III) the proposed fees of non-executive directors as recommended by the board are submitted to the shareholders in annual general meeting for approval prior to implementation and payment. The Companies Act prohibits loans or any form of credit or guarantee to be provided by us to any member of our board. Our Remuneration Committee determines the Group's human resources policy and the remuneration of directors and senior management. See "Item 6.C Board Practices—Board committees—The remuneration committee".

        Interested transactions.    A director in his capacity as a member of the board or one of its committees can participate in and vote on all decisions put before a meeting of the board or the respective committee. Nothing contained in our Articles prohibits a director from voting on any decisions put before a meeting of the board or one of its committees, whether or not a director has a personal interest or is in any manner involved in the matter. However, directors are required to declare in the manner prescribed by the Companies Act any interest, whether direct or indirect, material or otherwise, in any other company, partnership or corporate body, of which a director is a director or shareholder, or any contract or transaction in which they have an interest in any manner. In terms of the Board Charter, directors are appointed on the express understanding and agreement that they may be removed by the Board if and when they develop an actual or prospective material, enduring conflict of interest with the company or a group company.

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

        Shareholders are entitled to appoint a proxy to attend, speak and vote on a poll at any meeting on their behalf. Proxies need not be shareholders. Cumulative voting is not permitted. The Sasol preferred ordinary shares and Sasol BEE ordinary shares rank pari passu with the Sasol ordinary shares in respect of voting rights.

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

        We may retain dividends declared by our foreign subidiaries offshore which we may use for any purpose, without any recourse to South Africa, except to fund investments or loans into the CMA via a non-resident entity.

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

        Foreign investments.    Under current exchange control regulations we, and our South African subsidiaries, can invest overseas without prior SARB approval, where the investment is below R500 million per calendar year per company provided that the proposed investment meets certain criteria. Although no prior SARB approval is required for these investments, prior approval from the relevant Authorised Dealer, who will evaluate the investment on the same principles applied by the SARB, is required. Where the investment does not meet certain criteria, the Authorised Dealer will refer the matter to the SARB for its approval.

        Should the foreign investment be more than R500 million per calendar year per company, or where the Authorised Dealer refers the matter to SARB in the circumstances described above, prior SARB approval is required and such foreign investments will only be allowed if the investment meets certain criteria including one of national interest, as determined by the SARB. There is no limitation placed on us with regard to the amount of funds that we can transfer from South Africa for an approved foreign investment. The SARB may, however, request us to stagger the capital outflows relating to large foreign investments in order to limit the impact of such outflows on the South African economy and the foreign exchange market.

        The SARB also requires us to provide them with an annual report, which will include the annual financial statements, of all our foreign subsidiaries.

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

        Transfer of shares and ADSs.    Under South African exchange control regulations, our shares and ADSs are freely transferable outside South Africa among persons who are not residents of the CMA. Additionally, where shares are sold on the JSE on behalf of our shareholders who are not residents of the CMA, the proceeds of such sales will be freely exchangeable into foreign currency and remittable to them. SARB may also require a review to establish that the shares have been sold at market value and at arm's length. Any share certificates held by non-resident shareholders will be endorsed with the words "non-resident". The same endorsement, however, will not be applicable to ADSs held by non-resident shareholders.

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

Taxation of dividends

        South Africa currently imposes a corporate tax known as Secondary Tax on Companies (STC), at the rate of 10%, on the distribution of an amount in the form of dividends on the company declaring the dividend. STC is a recognised form of tax in terms of the Treaty, but is not a withholding tax on dividends. South Africa currently does not impose any withholding tax or any other form of tax on dividends paid to US holders with respect to shares or ADSs. The Minister of Finance, however, in his Budget Speech delivered during February 2008, announced that STC would be replaced by a dividend withholding tax, at the same rate of 10%, to be imposed on individual and non-resident corporate shareholders and draft legislation was published during June 2008 and September 2009. The effective date of the introduction of the new dividend tax is expected to be during the first half of the 2011 calendar year, in order to afford the Minister of Finance time to finalise the renegotiation of appropriate double taxation conventions to permit the imposition of such a tax on foreign shareholders.

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

Securities Transfer Tax

        With effect from 1 July 2008, a single security transfer tax of 0,25% has been introduced and is applicable to all secondary transfers of shares. No securities transfer tax (STT) is payable on the issue of securities, even though it is payable on the redemption of securities. STT is payable in South Africa regardless of whether the transfer is executed within or outside South Africa. A transfer of a dematerialised share can only occur in South Africa.

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

Taxation of dividends

        The gross amount of any distributions, including the amount of any South African withholding tax thereon, paid to a US holder by Sasol generally will be taxable as dividend income to the US holder for US federal income tax purposes, based on the US dollar value of the distribution calculated by reference to the spot rate in effect on the date the distribution is actually or constructively received by the US holder, in the case of shares, or by the Depositary, in the case of ADSs. For foreign tax credit limitation purposes, dividends paid by Sasol will constitute income from sources outside the United States. Dividends paid by Sasol will not be eligible for the dividends-received deduction generally allowed to US corporations in respect of dividends received from other US corporations. At present, South Africa does not impose a withholding tax on dividends or any other form of tax on dividends paid to US holders with respect to shares. The South African government has announced its intent to enact a dividend withholding tax, at the rate of 10%, which is expected to become effective the first half of the 2011 calendar year. Refer to"Taxation—South African taxation—Taxation of dividends".

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

        Under current law, US holders are eligible for preferential rates of US federal income tax in respect of "qualified dividend income". However, this benefit will be reduced as of 1 January 2011, when these rates are scheduled to increase. For this purpose, qualified dividend income generally includes dividends paid by a non-US corporation if, among other things, the US holders meet certain minimum holding periods and the non-US corporation satisfies certain requirements, including that either:

  (i)
  the shares or the ADSs with respect to which the dividend has been paid are readily tradable on an established securities market in the United States; or

  (ii)
  the non-US corporation is eligible for the benefits of a comprehensive US income tax treaty (such as the Treaty) which provides for the exchange of information.

        Sasol currently believes that dividends paid with respect to its shares and ADSs should constitute qualified dividend income for US federal income tax purposes and Sasol anticipates that its dividends will be reported as qualified dividends on Form 1099-DIV delivered to US holders. Each individual US holder of shares or ADSs is urged to consult his own tax advisor regarding the availability to him of the preferential dividend tax rate in light of his own particular situation and regarding the computations of his foreign tax credit limitations with respect to any qualified dividend income paid by Sasol to him, as applicable.

        The US Treasury has expressed concern that parties to whom ADSs are released may be taking actions that are inconsistent with the claiming of creditability of withholding taxes or the preferential tax rates in respect of qualified dividends by US holders of ADSs. Accordingly, the analysis of the foreign tax credits or availability of qualified dividend treatment could be affected by future actions that may be taken by the US Treasury with respect to ADSs.

Taxation of capital gains

        If a US holder is a resident of the United States for purposes of the Treaty, such holder generally will not be subject to South African tax on any capital gain or loss if it sells or exchanges its shares or ADSs unless such shares or ADSs constitute the assets linked to a permanent establishment in South

Africa. Special rules apply to individuals who are potentially residents of more than one country. Refer to "South African Taxation—Taxation of gains on sale or other disposition" above.

        Upon a sale, exchange or other disposition of shares or ADSs, a US holder generally will recognise capital gain or loss for US federal income tax purposes in an amount equal to the difference between the US dollar value of the amount realised on the disposition and the US holder's adjusted tax basis, determined in US dollars, in the shares or ADSs. Such gain or loss generally will be US source gain or loss, and generally will be treated as a long-term capital gain or loss if the holder's holding period in the shares or ADSs exceeds one year at the time of disposition. The deductibility of capital losses is subject to significant limitations. If the US holder is an individual, long term capital gain generally is subject to US federal income tax at preferential rates. However, this benefit will be reduced as of 1 January 2011 when the tax rates on capital gains are scheduled to increase.

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

Passive foreign investment company considerations

        This summary assumes and Sasol believes that it will not be classified as a Passive Foreign Investment Company (PFIC) for US federal income tax purposes for the taxable year ended 30 June 2010. US holders are advised, however, that this conclusion is a factual determination that must be made annually and thus may be subject to change. If Sasol were to be classified as a PFIC, the tax on distributions on its shares or ADSs and on any gains realised upon the disposition of its shares or ADSs may be less favourable than as described herein. Furthermore, dividends paid by a PFIC are not "qualified dividend income" and are not eligible for the reduced rates of taxation for certain dividends. In addition, as a result of a change in law effective in 2010, each US person that is a shareholder of a PFIC will be required to report its ownership of PFIC shares each year in accordance with regulations to be issued by the Treasury. US holders should consult their own tax advisors regarding the application of the PFIC rules (including the new reporting requirements) to their ownership of the shares or ADSs.

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

        Refer to Item 18 "Financial Statements—Note 64—Financial risk management and financial instruments" of the consolidated financial statements for a qualitative and quantitative discussion of the group's exposure to these market risks.

        The following is a breakdown of our debt arrangements and a summary of fixed versus floating interest rate exposures for operations.

Liabilities—notional	2011	2012	2013	2014	2015	Thereafter	Total
	(Rand in millions)
Fixed rate (Rand)	132	207	222	198	174	3 350	4 283
Average interest rate	10,47%	10,47%	10,46%	10,46%	10,45%	10,45%
Variable rate (Rand)	526	774	571	609	598	4 386	7 464
Average interest rate	8,35%	8,30%	8,26%	8,25%	8,23%	8,23%
Fixed Rate (US$)	1	1	—	—	—	—	2
Average interest rate	5,15%	5,36%	5,40%	5,17%	—	—
Variable rate (US$)	156	63	8	6	—	4	237
Average interest rate	3,28%	4,32%	5,31%	5,76%	—	6,14%
Fixed rate (Euro)	3	—	—	—	—	—	3
Average interest rate	1,01%	—	—	—	—	—
Variable rate (Euro)	387	664	614	559	173	250	2 647
Average interest rate	3,40%	3,37%	3,25%	2,99%	2,66%	2,72%
Fixed rate (other currencies)	20	—	—	—	—	—	20
Average interest rate	6,48%	—	—	—	—	—
Variable rate (other currencies)	328	41	2	2	3	—	376
Average interest rate	23,97%	12,48%	14,42%	12,98%	12,05%	16,74%

Total	1 553	1 750	1 417	1 374	948	7 990	15 032

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

        Management assessed the effectiveness of Sasol's internal control over financial reporting as of 30 June 2010. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in "Internal Control—Integrated Framework". Based on this assessment, our management has determined that, as of 30 June 2010, Sasol's internal control over financial reporting was effective.

(c)
The effectiveness of internal control over financial reporting as of 30 June 2010 was audited by KPMG Inc., independent registered public accounting firm, as stated in their report on page F-1 of this Form 20-F.

(d)
Changes in internal control over financial reporting

        There were no changes in our internal control over financial reporting that occurred during the year ended 30 June 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

        During the year, we witnessed a continued increase in the use of the ethics hotline. This is attributed to an increased focus on managing ethics at a senior and top management level as well as clear tone at the top to promote zero tolerance towards unethical behaviour. Our code of ethics guides our interactions with all government representatives. Our policy prohibits contributions to political parties or government officials since they may be interpreted as an inducement for future beneficial treatment, and as interference in the democratic process.

Item 16.C    Principal accountant fees and services

        The following table sets forth the aggregate audit and audit-related fees, tax fees and all other fees billed by our principal accountants (KPMG Inc.) for each of the 2010 and 2009 years:

	Audit fees	Audit-related fees	Tax fees	All other fees	Total(1)
	(rand millions)
2010	72	—	2	1	75
2009	79	—	3	—	82

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

        Requests or applications for services that require specific separate approval by the audit committee are required to be submitted to the audit committee by both management and the independent accountants and must include a detailed description of the services to be provided and a joint statement confirming that the provision of the proposed services does not impair the independence of the independent accountants. No work was performed by persons other than the principal accountant's employees on the principal accountant's engagement to audit Sasol Limited's financial statements for 2010.

Item 16.D    Exemptions from the listing standards for audit committees

        Not applicable.

Item 16.E    Purchases of equity securities by the issuer and affiliated purchasers

Period	Total number of shares repurchased	Average price paid per share	Shares cancelled under the share repurchase programme	Total number of shares purchased and/or cancelled as part of publicly announced programmes	Maximum number of shares that may yet be purchased under the programmes(1)
For the year ended 30 June 2010
Balance at 30 June 2009	40 309 886	—	(31 500 000)	8 809 886	17 912 419
2009-07-01 to 2009-07-31	—	—	—	—	17 912 419
2009-08-01 to 2009-08-31	—	—	—	—	17 912 419
2009-09-01 to 2009-09-30	—	—	—	—	17 912 419
2009-10-01 to 2009-10-31	—	—	—	—	17 912 419
2009-11-01 to 2009-11-30	—	—	—	—	17 912 419
2009-12-01 to 2009-12-31	—	—	—	—	17 912 419
2010-01-01 to 2010-01-31	—	—	—	—	17 912 419
2010-02-01 to 2010-02-28	—	—	—	—	17 912 419
2010-03-01 to 2010-03-31	—	—	—	—	17 912 419
2010-04-01 to 2010-04-30	—	—	—	—	17 912 419
2010-05-01 to 2010-05-31	—	—	—	—	17 912 419
2010-06-01 to 2010-06-30	—	—	—	—	17 912 419
2010-07-01 to 2010-07-31	—	—	—	—	17 912 419
2010-08-01 to 2010-08-31	—	—	—	—	17 912 419
2010-09-01 to 2010-09-30	—	—	—	—	17 912 419

	40 309 886		(31 500 000)	8 809 886	17 912 419

(1)
At the annual general meetings held on 28 November 2008 and 27 November 2009, respectively, shareholders renewed the directors' authority to repurchase up to 4% of the issued ordinary shares of the company. This authority will be valid until the company's next annual general meeting and will not exceed 15 months from the date of resolution. The maximum number of shares that may be repurchased at 30 November 2009 decreased to 25 529 125. Subsequent to the repurchase and cancellation of the 31 500 000 shares, the maximum number of shares that may be repurchased decreased to 17 912 419.

        Up to 23 September 2010, through our subsidiary, Sasol Investment Company (Pty) Limited, a total of 8 809 886 shares (30 June 2009—8 809 886 shares), representing 1,46% (2009—1,46%) of the issued share capital of the company, excluding shares issued in relation to the Sasol Inzalo share transaction, had been repurchased since 7 March 2007 at an average price of R346,45 per share (2009—R346,45). These shares are held as treasury shares and do not carry any voting rights. In terms of a specific authority granted at a general meeting of shareholders held on 28 November 2008, the company repurchased 31 500 000 of these shares on 4 December 2008, whereupon they were cancelled and restored to authorised share capital.

  a.
  At the general meeting of 23 November 2006, the shareholders authorised the directors to undertake a repurchase of issued securities limited to a maximum of 10% of the company's issued securities at the time that the authority was granted. This authority was again renewed by shareholders at our general meeting held on 30 November 2007. The maximum number of shares that may be repurchased was 63 035 195 at 30 November 2007. At the annual general meeting held on 28 November 2008 and 27 November 2009, respectively, shareholders renewed the directors' authority to repurchase up to 4% of the issued ordinary shares of the company. This authority will be valid until the company's next annual general meeting and will not exceed 15 months from the date of resolution. The company's issued securities as at 30 November 2009 was 638 228 116 (30 November 2008—668 057 616). The maximum number of shares that may be repurchased at 30 November 2009 decreased to 25 529 125. For more information on the general requirements for trading in own shares refer to "Item 10.B Memorandum and Articles of Association".

  b.
  The repurchase is limited to a maximum of 4% of the company's issued securities at the time the authority was granted and no acquisition can be made at a price more than 4% above the weighted average of the market value of the securities for the 5 business days immediately preceding the date of such acquisition.

  c.
  In terms of the South African Companies Act, 1973 the general authority granted to the directors by shareholders on 27 November 2009 to acquire the company's issued securities will be valid only until the company's next annual general meeting, which is scheduled for 26 November 2010. In terms of the South African Companies Act, 1973 the authorisation is only valid until the next annual general meeting following the grant of such a general approval.

  d.
  No programme was terminated prior to the expiration date.

ITEM 16.F    CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

        There have been no changes in our certifying accountant or disagreements on accounting and financial disclosure during the two most recent financial years ended 30 June 2010.

ITEM 16.G    Corporate Governance

        The company maintains a primary listing of its ordinary shares on the Johannesburg Securities Exchange operated by the JSE Limited (JSE) and a listing of American Depositary Shares on the New York Stock Exchange (NYSE). The company is accordingly subject to the ongoing disclosure, corporate governance and other requirements imposed by legislation in both jurisdictions, the JSE, the United States Securities and Exchange Commission (SEC) and the NYSE. The company complies with the South African Companies Act, 1973 (the Act), the JSE listing requirements and governance requirements of the SEC, the NYSE and US legislation such as the Sarbanes-Oxley Act of 2002 (SOX) applicable to foreign companies listed on the NYSE. In addition, Sasol has compared its corporate governance practices to those required to be applied by domestic US companies listed on the NYSE and confirms that it complies with such NYSE corporate governance standards, in most respects.

        Sound corporate governance structures and processes are being applied at Sasol and are considered by the Sasol Limited board (the board) to be pivotal to delivering on sustainable growth in the interest of all stakeholders. Governance structures and processes are regularly reviewed and adapted to accommodate internal corporate developments and to reflect national and international best practice to the extent considered in the best interest of the company.

        The King Committee for King III released its third report on corporate governance in South Africa on 1 September 2009 following the promulgation of the new South African Companies Act, 2008, which at the date of this report had not yet come into effect. According to the King Committee, the code of governance and principles for South Africa as contained in King III (King III code) became effective from 1 March 2010, which was in the last part of the financial year under review. The JSE has indicated that listed companies should comply with the changes introduced by King III in respect of financial years commencing on or after 1 March 2010.

        The various Committees of the board and the board itself have considered the King III code and its application in the Sasol Group of companies at several meetings. Sasol Limited already applies the majority of King III principles and recommended practices. Some of the changes introduced by King III such as the concept of "combined assurance" require extensive changes to existing processes which could not be fully implemented in the four remaining months of the financial year after the King III code became effective. The actions and changes to processes already approved by the board during the year under review will, however, place the Company in a good position to provide a comprehensive report on its adherence to King III during the 2011 financial year as required by the JSE. This governance report however already includes information on the most material steps already taken to adhere to King III.

        The board considers corporate governance as a priority that requires more attention than merely establishing the steps to be taken to demonstrate compliance with codes, legal, regulatory or listing requirements. The board has therefore carefully considered the extent to which the implementation of new corporate governance concepts will in fact be in the best interest of the company.

        The nomination and governance committee and the board continue to review and benchmark the group's governance structures and processes to ensure the directors and the board exercise effective and ethical leadership, good corporate citizenship and sustainability. Sasol is committed to achieving high standards of business integrity and ethics across all its activities. Issues of governance will continue to receive the board and its committees' consideration and attention during the years ahead.

        The following is a summary of the significant ways in which the corporate governance practices followed by Sasol under South African laws and standards differ from those followed by US domestic companies under the New York Stock Exchange's corporate governance standards.

        The primary sources of corporate governance standards applicable to listed companies in South Africa are the listings requirements of the JSE, the Companies Act, 61 of 1973 (the Act) and as of 1 September 2009, the code of governance and principles for South Africa as contained in King III (King III). The JSE has indicated that listed companies should comply with the changes introduced by King III in respect of financial years commencing on or after 1 March 2010.

        We comply fully with the corporate governance requirements of both the JSE and of the Act. Sasol Limited already adheres to the majority of King III principles and recommended practices and will provide a comprehensive report on its adherence to King III during the current financial year, in its next annual report.

        Sasol complies substantially with all of the NYSE corporate governance standards contained in the NYSE listing requirements, with the exception of the following significant differences:

  •
  In terms of rule 303A.04 of the NYSE listed company manual, a listed company must have a nomination/corporate governance committee composed entirely of independent directors. The terms of reference of the nomination and governance committee provided that the committee is chaired by the chairman of the board, as is required by the JSE listings requirements. However, King III provides that the nomination committee should consist of a majority of independent directors and should be chaired by an independent non-executive director. Mrs T H Nyasulu, who is the chairman of the board, was determined by the board not to be independent and accordingly the committee is comprised of a majority of independent directors and not entirely of independent directors;

  •
  In terms of rule 303A.05 of the NYSE listed company manual a listed company must have a remuneration committee composed entirely of independent directors. King III requires that the remuneration committee must consist of a majority of independent directors and must be chaired by an independent director. The committee is comprised of a majority of independent directors and is chaired by an independent director.

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

Index to Consolidated Financial Statements for the years ended 30 June 2010, 2009 and 2008

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Sasol Limited

        We have audited the accompanying consolidated statements of financial position of Sasol Limited and its subsidiaries as of 30 June 2010, 30 June 2009 and 30 June 2008, and the related consolidated income statements, and consolidated statements of comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended 30 June 2010. We also have audited Sasol Limited's internal control over financial reporting as of 30 June 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Sasol Limited's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on Sasol Limited's internal control over financial reporting based on our audits.

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

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sasol Limited and its subsidiaries as of 30 June 2010, 30 June 2009 and 30 June 2008, and the results of their operations and their cash flows for each of the years in the three-year period ended 30 June 2010, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, Sasol Limited maintained, in all material respects, effective internal control over financial reporting as of 30 June 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/s/ KPMG Inc.
Registered Auditors

Johannesburg, South Africa

28 September 2010

Sasol Limited Group

Statement of Financial Position

at 30 June

	Note	2010	2010	2009	2008

		Unaudited US$m*	Rm	Rm	Rm
ASSETS
Property, plant and equipment	3	10 257	72 523	70 370	66 273
Assets under construction	4	2 972	21 018	14 496	11 693
Goodwill	5	104	738	805	874
Other intangible assets	6	168	1 193	1 068	964
Investments in securities	7	82	585	574	557
Investments in associates	8	505	3 573	2 170	830
Post-retirement benefit assets	9	111	789	716	571
Long-term receivables and prepaid expenses	10	175	1 241	1 456	1 385
Long-term financial assets	11	—	2	15	689
Deferred tax assets	23	155	1 099	1 184	1 453

Non-current assets		14 529	102 761	92 854	85 289

Investments in securities	7	10	77	77	78
Assets held for sale	12	2	16	86	3 833
Inventories	13	2 329	16 472	14 589	20 088
Tax receivable	28	50	356	27	10
Trade receivables	14	2 634	18 624	15 176	22 838
Other receivables and prepaid expenses	15	200	1 417	1 864	2 407
Short-term financial assets	16	7	50	520	330
Cash restricted for use	17	260	1 841	1 247	814
Cash	17	2 103	14 870	19 425	4 435

Current assets		7 595	53 723	53 011	54 833

Total assets		22 124	156 484	145 865	140 122

EQUITY AND LIABILITIES
Shareholders' equity		13 398	94 730	83 835	76 474
Non-controlling interests		355	2 512	2 382	2 521

Total equity		13 753	97 242	86 217	78 995

Long-term debt	18	1 995	14 111	13 615	15 682
Long-term financial liabilities	19	10	75	143	37
Long-term provisions	20	991	7 013	5 729	4 491
Post-retirement benefit obligations	21	635	4 495	4 454	4 578
Long-term deferred income	22	38	273	297	376
Deferred tax liabilities	23	1 471	10 406	9 168	8 446

Non-current liabilities		5 140	36 373	33 406	33 610

Liabilities in disposal groups held for sale	12	1	4	65	142
Short-term debt	24	218	1 542	4 762	3 496
Short-term financial liabilities	25	50	357	354	67
Short-term provisions	26	374	2 647	3 592	1 951
Short-term deferred income	27	37	266	464	376
Tax payable	28	77	550	702	1 532
Trade payables and accrued expenses	29	1 886	13 335	12 921	15 583
Other payables	30	572	4 049	3 302	3 456
Bank overdraft	17	16	119	80	914

Current liabilities		3 231	22 869	26 242	27 517

Total equity and liabilities		22 124	156 484	145 865	140 122

*
US dollar information has been presented for the year ended 30 June 2010 on an unaudited basis solely for the convenience of the reader and is computed at the closing rate of R7,07/US dollar, as reported by Thomson Reuters on 23 September 2010.

Sasol Limited Group

Income Statement

for the year ended 30 June

	Note	2010	2010	2009	2008

		Unaudited US$m*	Rm	Rm	Rm
Turnover	31	17 292	122 256	137 836	129 943
Cost of sales and services rendered	32	(11 200)	(79 183)	(88 508)	(74 634)

Gross profit		6 092	43 073	49 328	55 309
Other operating income	33	121	854	1 021	635
Marketing and distribution expenditure		(919)	(6 496)	(7 583)	(6 931)
Administrative expenditure		(1 337)	(9 451)	(10 063)	(7 691)
Other operating expenditure		(571)	(4 043)	(8 037)	(7 506)
Other expenses		(429)	(3 036)	(7 871)	(7 806)
Translation (losses)/gains	34	(142)	(1 007)	(166)	300

Operating profit	35	3 386	23 937	24 666	33 816
Finance income	38	188	1 332	1 790	735
Share of profit of associates (net of tax)	39	31	217	270	254
Finance expenses	40	(299)	(2 114)	(2 531)	(1 148)

Profit before tax		3 306	23 372	24 195	33 657
Taxation	41	(988)	(6 985)	(10 480)	(10 129)

Profit for year		2 318	16 387	13 715	23 528

Attributable to
Owners of Sasol Limited		2 255	15 941	13 648	22 417
Non-controlling interests in subsidiaries		63	446	67	1 111

		2 318	16 387	13 715	23 528

		US$	Rand	Rand	Rand
Per share information
Basic earnings per share	43	3,77	26,68	22,90	37,30
Diluted earnings per share	43	3,75	26,54	22,80	36,78

*
US dollar information has been presented for the year ended 30 June 2010 on an unaudited basis solely for the convenience of the reader and is computed at the closing rate of R7,07/US dollar, as reported by Thomson Reuters on 23 September 2010.

Sasol Limited Group

Statement of Comprehensive Income

for the year ended 30 June

	Note	2010	2010	2009	2008

		Unaudited US$m*	Rm	Rm	Rm
Profit for year		2 318	16 387	13 715	23 528
Other comprehensive income, net of tax	44	(110)	(777)	(2 881)	3 652
Effect of translation of foreign operations	44	(113)	(802)	(2 485)	3 452
Effect of cash flow hedges	44	2	13	(497)	261
Investments available-for-sale	44	—	4	—	(1)
Tax on other comprehensive income	44	1	8	101	(60)

Total comprehensive income		2 208	15 610	10 834	27 180

Attributable to
Owners of Sasol Limited		2 146	15 171	10 796	26 062
Non-controlling interests in subsidiaries		62	439	38	1 118

		2 208	15 610	10 834	27 180

*
US dollar information has been presented for the year ended 30 June 2010 on an unaudited basis solely for the convenience of the reader and is computed at the closing rate of R7,07/US dollar, as reported by Thomson Reuters on 23 September 2010.

Sasol Limited Group

Statement of Changes in Equity

for the year ended 30 June

	Share capital (note 45)	Share- based payment reserve (note 46)	Foreign currency translation reserve (note 47)	Investment fair value reserve	Cash flow hedge accounting reserve	Sasol Inzalo share transaction (note 46)	Share repurchase programme (note 48)	Retained earnings	Shareholders' equity	Non-controlling interests	Total equity	Total equity Unaudited

	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	US$ in millions*
Balance at 30 June 2007	3 628	966	(443)	2	24	—	(3 669)	61 109	61 617	1 652	63 269
Shares issued on implementation of share options	475	—	—	—	—	—	—	—	475	—	475
Shares issued on Sasol Inzalo share transaction	16 161	—	—	—	—	(16 161)	—	—	—	—	—
Costs on implementation of Sasol Inzalo share transaction	(88)	—	—	—	—	—	—	—	(88)	—	(88)
Repurchase of shares	—	—	—	—	—	—	(7 300)	—	(7 300)	—	(7 300)
Share-based payment expense	—	1 574	—	—	—	—	—	—	1 574	—	1 574
Acquisition of businesses (refer note 55)	—	—	—	—	—	—	—	(100)	(100)	—	(100)
Change in shareholding of subsidiaries	—	—	—	—	—	—	—	—	—	306	306
Total comprehensive income for year	—	—	3 449	(1)	197	—	—	22 417	26 062	1 118	27 180
Dividends paid	—	—	—	—	—	—	—	(5 766)	(5 766)	(555)	(6 321)

Balance at 30 June 2008	20 176	2 540	3 006	1	221	(16 161)	(10 969)	77 660	76 474	2 521	78 995
Shares issued on implementation of share options	155	—	—	—	—	—	—	—	155	—	155
Shares issued on Sasol Inzalo share transaction	6 927	—	—	—	—	(5 893)	—	—	1 034	—	1 034
Costs on implementation of Sasol Inzalo share transaction	(35)	—	—	—	—	—	—	—	(35)	—	(35)
Cancellation of shares	(198)	—	—	—	—	—	9 442	(9 244)	—	—	—
Repurchase of shares	—	—	—	—	—	—	(1 114)	—	(1 114)	—	(1 114)
Share-based payment expense	—	3 293	—	—	—	—	—	—	3 293	—	3 293
Disposal of businesses (refer note 56)	—	—	414	—	—	—	—	11	425	—	425
Change in shareholding of subsidiaries	—	—	—	—	—	—	—	—	—	406	406
Total comprehensive income for year	—	—	(2 481)	1	(372)	—	—	13 648	10 796	38	10 834
Dividends paid	—	—	—	—	—	—	—	(7 193)	(7 193)	(583)	(7 776)

Balance at 30 June 2009	27 025	5 833	939	2	(151)	(22 054)	(2 641)	74 882	83 835	2 382	86 217	12 194
Shares issued on implementation of share options	204	—	—	—	—	—	—	—	204	—	204	29
Share-based payment expense	—	880	—	—	—	—	—	—	880	—	880	124
Change in shareholding of subsidiaries	—	—	—	—	—	—	—	—	—	9	9	1
Total comprehensive income for year	—	—	(802)	3	29	—	—	15 941	15 171	439	15 610	2 208
Dividends paid	—	—	—	—	—	—	—	(5 360)	(5 360)	(318)	(5 678)	(803)

Balance at 30 June 2010	27 229	6 713	137	5	(122)	(22 054)	(2 641)	85 463	94 730	2 512	97 242	13 753

*
US dollar information has been presented for the year ended 30 June 2010 on an unaudited basis solely for the convenience of the reader and is computed at the closing rate of R7,07/US dollar, as reported by Thomson Reuters on 23 September 2010.

Sasol Limited Group

Statement of Cash Flows

for the year ended 30 June

	Note	2010	2010	2009	2008

		Unaudited US$m*	Rm	Rm	Rm
Cash receipts from customers		16 709	118 129	144 963	123 452
Cash paid to suppliers and employees		(12 842)	(90 791)	(96 776)	(88 712)

Cash generated by operating activities	49	3 867	27 338	48 187	34 740
Finance income received	52	194	1 372	2 264	957
Finance expenses paid	40	(252)	(1 781)	(2 168)	(2 405)
Tax paid	28	(854)	(6 040)	(10 252)	(9 572)

Cash available from operating activities		2 955	20 889	38 031	23 720
Dividends paid	53	(758)	(5 360)	(7 193)	(5 766)

Cash retained from operating activities		2 197	15 529	30 838	17 954

Additions to non-current assets		(2 278)	(16 108)	(15 672)	(10 855)
Additions to property, plant and equipment	3	(288)	(2 034)	(2 499)	(2 167)
Additions to assets under construction	4	(1 983)	(14 023)	(13 047)	(8 671)
Additions to other intangible assets	6	(7)	(51)	(126)	(17)
Non-current assets sold	54	29	208	697	184
Repurchase of participation right in GTL project	42	—	—	—	(34)
Acquisition of businesses	55	—	—	(30)	(431)
Cash acquired on acquisition of businesses	55	—	—	19	19
Disposal of businesses	56	—	—	3 486	693
Cash disposed of on disposal of businesses	56	—	—	—	(31)
Additional investments in associates	8	(177)	(1 248)	(524)	—
Purchase of investments		(7)	(47)	(89)	(42)
Proceeds from sale of investments		2	14	7	—
Decrease/(increase) in long-term receivables		67	477	(412)	(347)

Cash utilised in investing activities		(2 364)	(16 704)	(12 518)	(10 844)

Share capital issued on implementation of share options		29	204	155	475
Share capital issued on implementation of Sasol Inzalo share transaction		—	—	1 034	—
Costs on implementation of Sasol Inzalo share transaction		—	—	(35)	(88)
Share repurchase programme		—	—	(1 114)	(7 300)
Contributions from non-controlling shareholders		1	9	406	185
Dividends paid to non-controlling shareholders		(45)	(318)	(583)	(555)
Proceeds from long-term debt	18	294	2 080	5 575	3 806
Repayments of long-term debt	18	(657)	(4 647)	(4 820)	(4 588)
Proceeds from short-term debt	24	24	170	280	1 942
Repayments of short-term debt	24	(28)	(199)	(2 091)	(2 292)

Cash effect of financing activities		(382)	(2 701)	(1 193)	(8 415)

Translation effects on cash and cash equivalents of foreign operations	47	(17)	(124)	(870)	324

(Decrease)/increase in cash and cash equivalents		(566)	(4 000)	16 257	(981)
Cash and cash equivalents at beginning of year		2 913	20 592	4 335	6 088
Net reclassification to held for sale		—	—	—	(772)

Cash and cash equivalents at end of year	17	2 347	16 592	20 592	4 335

*
US dollar information has been presented for the year ended 30 June 2010 on an unaudited basis solely for the convenience of the reader and is computed at the closing rate of R7,07/US dollar, as reported by Thomson Reuters on 23 September 2010.

Sasol Limited Group

Notes to the Financial Statements

A.    ACCOUNTING POLICIES AND FINANCIAL REPORTING TERMS

B.    BUSINESS SEGMENT INFORMATION

C.    OTHER EXPLANATORY NOTES TO THE FINANCIAL STATEMENTS

Sasol Limited Group

Notes to the Financial Statements (Continued)

A.     Accounting policies and financial reporting terms

        Sasol Limited is the holding company of the Sasol group (the group) and is domiciled in the Republic of South Africa. The following principal accounting policies were applied by the group for the financial year ended 30 June 2010. Except as otherwise disclosed, these policies are consistent in all material respects with those applied in previous years.

Financial reporting terms

        These definitions of financial reporting terms are provided to ensure clarity of meaning as certain terms may not always have the same meaning or interpretation in all countries.

Group structures

Associate	An entity, other than a subsidiary or joint venture, in which the group, holding a material long-term interest, has significant influence, but no control, over financial and operating policies.

Business unit	An operation engaged in providing similar goods or services that are different to those provided by other operations.

The primary business units are:
South African energy cluster
• Sasol Mining
• Sasol Gas
• Sasol Synfuels
• Sasol Oil
• Other
International energy cluster
• Sasol Synfuels International
• Sasol Petroleum International
Chemical cluster
• Sasol Polymers
• Sasol Solvents
• Sasol Olefins & Surfactants
• Other chemical businesses including:
—Sasol Wax
—Sasol Nitro
—Merisol
—Sasol Infrachem
Classified as "other businesses" in the segment report
• Sasol Technology
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

Special purpose entity
An entity established to accomplish a narrow and well defined objective, including the facilitation of the group's black economic empowerment transactions, and where the group receives the majority of the benefits related to the operations and net assets of the entity, is exposed to the majority of the risks incident to the entity's activities and retains the majority of the residual or ownership risks related to the entity or its assets.

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

Control
The ability, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. When assessing the ability to control an entity, the existence and effect of potential voting rights that are presently exercisable or convertible are taken into account.

Corporate assets	Assets, other than goodwill, that contribute to the future cash flows of both the cash generating unit under review as well as other cash generating units.

Discontinued operation	An operation that, pursuant to a single plan, has been disposed of or is classified as an operation held for sale.

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

Disposal date	The date on which control in subsidiaries, special purpose entities, joint control in joint ventures and significant influence in associates ceases.

Sasol Limited Group

Notes to the Financial Statements (Continued)

A.     Accounting policies and financial reporting terms (Continued)

Exploration assets	Capitalised expenditure relating to the exploration for and evaluation of mineral resources (coal, oil and gas).

Fair value	The value for which an asset could be exchanged or a liability settled, between knowledgeable, willing parties in an arm's length transaction.

Financial results	Comprise the financial position (assets, liabilities and equity), results of operations (revenue and expenses) and cash flows of an entity and of the group.

Functional currency	The currency of the primary economic environment in which the entity operates.

Long-term	A period longer than twelve months from the reporting date.

Mineral assets	Capitalised expenditure relating to producing coal, oil and gas properties including development costs and previously capitalised exploration assets.

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

Related party
Parties are considered to be related if one party directly or indirectly has the ability to control or jointly control the reporting entity (Sasol Limited) or exercise significant influence over the reporting entity or is a member of the key management of the reporting entity.

Revenue	Comprises turnover, dividends received and interest received.

Sasol Limited Group

Notes to the Financial Statements (Continued)

A.     Accounting policies and financial reporting terms (Continued)

Share-based payment	A transaction in which an entity issues equity instruments, share options or incurs a liability to pay cash based on the price of the entity's equity instruments to another party as compensation for goods received or services rendered.

Significant influence	The ability, directly or indirectly, to participate in, but not exercise control over, the financial and operating policy decisions of an entity so as to obtain economic benefit from its activities.

Turnover	Comprises revenue generated by operating activities and includes sales of products, services rendered, licence fees and royalties, net of indirect taxes, rebates and trade discounts.

Financial instrument terms

Available-for-sale financial asset	A financial asset that has been designated as available-for-sale or a financial asset other than those classified as loans and receivables, held-to-maturity investments or derivative instruments.

An investment intended to be held for an indefinite period of time, which may be sold in response to needs for liquidity or changes in interest rates, is classified as a non-current available-for-sale financial asset.

Cash and cash equivalents	Comprise cash on hand, restricted cash, demand deposits and other short-term highly liquid investments with a maturity period of three months or less at date of purchase.

Cash flow hedge	A hedge of the exposure to variability in cash flows that is attributable to a particular risk associated with a recognised asset or liability or a forecasted transaction.

Derivative instrument	A financial instrument:
• whose value changes in response to movements in a specified interest rate, commodity price, foreign exchange rate or similar variable;
• that requires minimal initial net investment; and
• whose terms require or permit settlement at a future date.

Effective interest rate	The derived rate that discounts the expected future cash flows to the current net carrying amount of the financial asset or financial liability.

Sasol Limited Group

Notes to the Financial Statements (Continued)

A.     Accounting policies and financial reporting terms (Continued)

Equity instrument	Any financial instrument (including investments) that evidences a residual interest in the assets of an enterprise after deducting all of its liabilities.

Financial asset	Cash or cash equivalents, a contractual right to receive cash, an equity instrument or a contractual right to exchange a financial instrument under favourable conditions.

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

Sasol Limited Group

Notes to the Financial Statements (Continued)

A.     Accounting policies and financial reporting terms (Continued)

Statement of compliance

        The consolidated financial statements are prepared in compliance with International Financial Reporting Standards (IFRS) and Interpretations of those standards, as issued by the International Accounting Standards Board and applicable legislation. The consolidated financial statements were approved for issue by the Board of Directors on 10 September 2010 and are subject to approval by the Annual General Meeting of shareholders on 26 November 2010.

        During the current financial year, the following accounting standards, interpretations and amendments to published accounting standards were adopted:

  •
  IAS 23 (Revised), Borrowing Costs; and

  •
  Various Improvements to IFRSs.

        The following accounting standards, interpretations and amendments to published accounting standards were adopted prior to their effective dates:

  •
  IAS 24 (Amendment), Related Parties; and

  •
  Various Improvements to IFRSs.

        These newly adopted standards did not significantly impact our financial results.

        The following accounting standards, interpretations and amendments to published accounting standards which are relevant to Sasol but not yet effective, have not been adopted in the current year:

  •
  IFRS 2 (Amendments), Group Cash-settled Share-based Payment Transactions; and

  •
  IFRS 9, Financial Instruments.

Principal accounting policies

1.     Basis of preparation of financial results

        The consolidated financial statements are prepared using the historic cost convention except that, as set out in the accounting policies below, certain items, including derivative instruments, liabilities for cash-settled share-based payment schemes and available-for-sale financial assets, are stated at fair value.

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

        Under this method, investments in associates are recognised initially at cost. Subsequent to the acquisition date, the group's share of profits or losses of associates is charged to the income statement as equity accounted earnings and its share of movements in equity reserves is recognised as other comprehensive income, except where the movement in equity reserves relates to the group in its capacity as owner where it is recognised in the statement of changes in equity. All cumulative post-acquisition movements in the equity of associates are adjusted against the cost of the investment. When the group's share of losses in associates equals or exceeds its interest in those associates, the carrying amount of the investment is reduced to zero, and the group does not recognise further losses, unless the group has incurred a legal or constructive obligation or made payments on behalf of those associates.

        Goodwill relating to associates forms part of the carrying amount of those associates.

        The total carrying amount of each associate is evaluated annually, as a single asset, for impairment or when conditions indicate that a decline in fair value below the carrying amount is other than temporary. If impaired, the carrying amount of the group's share of the underlying assets of associates is written down to its estimated recoverable amount in accordance with the accounting policy on impairment and charged to the income statement as part of equity accounted earnings of those associates. A previously recognised impairment loss will be reversed, insofar as estimates change as a result of an event occurring after the impairment loss was recognised.

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

Sasol Limited Group

Notes to the Financial Statements (Continued)

A.    Accounting policies and financial reporting terms (Continued)

3.     Foreign currency translation

        Items included in the financial results of each entity are measured using the functional currency of that entity. The consolidated financial results are presented in rand, which is Sasol Limited's functional and presentation currency, rounded to the nearest million.

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

        When the settlement of a monetary item, arising from a receivable or from a payable to a foreign operation, is neither planned nor likely in the foreseeable future, foreign exchange gains and losses arising from such a monetary item are considered to form part of a net investment in a foreign operation and are recognised in other comprehensive income, and are presented within equity in the foreign currency translation reserve.

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

4.     Property, plant and equipment

        Property, plant and equipment is stated at cost less accumulated depreciation and impairment losses. Land is not depreciated.

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

        When plant and equipment comprises major components with different useful lives, these components are accounted for as separate items. Expenditure incurred to replace or modify a significant component of plant is capitalised and any remaining carrying amount of the component replaced is written off in the income statement. All other expenditure is charged to the income statement.

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

        The carrying amount of property, plant and equipment will be derecognised on disposal or when no future economic benefits are expected from its use. Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of the property, plant and equipment and are recognised in the income statement.

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

        The cost of exploratory wells through which potential proved oil and gas reserves are discovered are capitalised as exploration assets in assets under construction. These costs remain capitalised pending the evaluation of results and the determination of whether proved oil and gas reserves have been found. The following conditions must be met for these costs to remain capitalised:

  •
  Sufficient oil and gas reserves exist to justify the capital expenditure required for the completion of the well as a producing well, either individually or in conjunction with other wells;

  •
  Drilling of additional exploratory wells is under way or firmly planned for the near future; and

Sasol Limited Group

Notes to the Financial Statements (Continued)

A.    Accounting policies and financial reporting terms (Continued)

  •
  Sufficient progress is being made in assessing the oil and gas reserves and the economic and operating viability of developing the property.

        Progress in this regard is reassessed at least annually and is subject to technical, commercial and management review to ensure sufficient justification for carrying such exploration and evaluation expenditure as an asset. If the above conditions are not met or if information is obtained that raises doubt about the economic or operating viability, the costs are charged to the income statement.

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

        The profit or loss realised on disposal or termination of an entity is calculated after taking into account the carrying amount of any related goodwill.

7.     Other intangible assets

        Intangible assets, other than goodwill (refer policy above on business combinations), are stated at cost less accumulated amortisation and impairment losses.

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

        Research and development    Research expenditure relating to gaining new technical knowledge and understanding is charged to the income statement when incurred.

        Development expenditure relating to the production of new or substantially improved products or processes is capitalised if the costs can be measured reliably, the products or processes are technically and commercially feasible, future economic benefits are probable, and the group intends to and has sufficient resources to complete development and to use or sell the asset. All remaining development expenditure is charged to the income statement.

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

        Upon classification of a non-current asset or disposal group as held for sale it is reviewed for impairment. The impairment loss charged to the income statement is the excess of the carrying amount of the non-current asset or disposal group over its expected fair value less costs to sell.

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

9.     Impairment of non-financial assets

        The group's non-financial assets, other than inventories and deferred tax assets, are reviewed at each reporting date or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable, to determine whether there is any indication of impairment. An impairment test is performed on all goodwill, intangible assets not yet in use and intangible assets with indefinite useful lives at each reporting date.

        The impairment loss charged to the income statement is the excess of the carrying amount over the recoverable amount.

        Recoverable amounts are estimated for individual assets or, where an individual asset cannot generate cash inflows independently, the recoverable amount is determined for the larger cash-generating unit to which the asset belongs. The group's corporate assets do not generate separate cash inflows. If there is an indication that a corporate asset may be impaired, then the recoverable amount is determined for the cash-generating unit to which the corporate asset belongs. For the purposes of goodwill impairment testing, cash-generating units to which goodwill has been allocated are aggregated so that the level at which impairment is tested reflects the lowest level at which goodwill is monitored internally.

        Impairment losses recognised in respect of a cash-generating unit are first allocated to reduce the carrying amount of the goodwill allocated to the unit and then to reduce the carrying amounts of the other assets in the unit on a pro rata basis relative to their carrying amounts.

        With the exception of goodwill, a previously recognised impairment loss will be reversed insofar as estimates change as a result of an event occurring after the impairment loss was recognised. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised. A reversal of an impairment loss is recognised in the income statement.

        Exploration assets are tested for impairment when development of the property commences or whenever facts and circumstances indicate impairment. An impairment loss is recognised for the amount by which the exploration assets' carrying amount exceeds their recoverable amount. For the purpose of assessing impairment, the relevant exploration assets are included in the existing cash-generating units of producing properties that are located in the same geographic region.

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

        Financial assets are recognised on transaction date when the group becomes a party to the contracts and thus obtains rights to receive economic benefits and are derecognised when these rights expire or are transferred.

        Financial assets are stated initially on transaction date at fair value including transaction costs. Held-to-maturity financial assets and loans and receivables are subsequently stated at amortised cost using the effective interest rate method, less impairment losses. Available-for-sale financial assets are subsequently stated at fair value at the reporting date.

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

        The fair values of financial assets are based on quoted bid prices or amounts derived using a discounted cash flow model. Fair values for unlisted equity securities are estimated using methods reflecting the specific economic circumstances of the investee which would affect the market value of those securities. Equity investments for which fair values cannot be measured reliably are recognised at cost less impairment losses.

        Premiums or discounts arising from the difference between the fair value of a financial asset and the amount receivable at maturity date are charged to the income statement based on the effective interest rate method.

        An assessment is performed at each reporting date to determine whether objective evidence exists that a financial asset is impaired. An impairment loss in respect of a financial asset measured at amortised cost is calculated as the difference between is carrying amount and the present value of the estimated future cash flows discounted at the asset's original effective interest rate. Impairment losses are charged to the income statement. When a subsequent event causes the impairment loss to decrease, the impairment loss is reversed in the income statement. In the case of available-for-sale financial assets, a significant or prolonged decline in the fair value of the asset below its cost is considered an indicator of impairment. If any such evidence exists, the cumulative loss is removed as other comprehensive income from the investment fair value reserve and recognised in the income statement.

Sasol Limited Group

Notes to the Financial Statements (Continued)

A.    Accounting policies and financial reporting terms (Continued)

Impairment losses charged to the income statement on available-for-sale financial assets are not reversed.

        Financial assets and liabilities are offset and the net amount presented when the group has a legal right to offset the amounts and intends either to settle on a net basis or to realise the asset and settle the liability simultaneously.

11.   Financial liabilities

        Financial liabilities are recognised on the transaction date when the group becomes a party to a contract and thus has a contractual obligation and are derecognised when these contractual obligations are discharged, cancelled or expired.

        Financial liabilities are stated initially on the transaction date at fair value including transaction costs. Subsequently, they are stated at amortised cost using the effective interest rate method.

        Financial assets and liabilities are offset and the net amount presented when the group has a legal right to offset the amounts and intends either to settle on a net basis or to realise the asset and settle the liability simultaneously.

12.   Derivative financial instruments and hedging activities

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

  •
  there is adequate documentation of the hedging relationship at the inception of the hedge; and

  •
  for cash flow hedges, the forecast transaction that is the subject of the hedge must be highly probable.

        Where a derivative instrument is designated as a cash flow hedge of an asset, liability or highly probable forecast transaction that could affect the income statement, the effective part of any gain or loss arising on the derivative instrument is recognised as other comprehensive income and is classified as a cash flow hedge accounting reserve until the underlying transaction occurs. The ineffective part of any gain or loss is recognised in the income statement. If the hedging instrument no longer meets the

Sasol Limited Group

Notes to the Financial Statements (Continued)

A.    Accounting policies and financial reporting terms (Continued)

criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively.

        If the forecast transaction results in the recognition of a non-financial asset or non-financial liability, the associated gain or loss is transferred from the cash flow hedge accounting reserve, as other comprehensive income, to the underlying asset or liability on the transaction date. If the forecast transaction is no longer expected to occur, then the cumulative balance in other comprehensive income is recognised immediately in the income statement as reclassification adjustments. Other cash flow hedge gains or losses are recognised in the income statement at the same time as the hedged transaction occurs.

        When forward exchange contracts are entered into as fair value hedges, no hedge accounting is applied. All gains and losses on such contracts are recognised in the income statement.

13.   Inventories

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

14.   Trade and other receivables

        Trade and other receivables are recognised initially at fair value and subsequently stated at amortised cost using the effective interest rate method, less impairment losses. An impairment loss is recognised when it is probable that an entity will not be able to collect all amounts due according to the original terms of the receivable. The amount of the impairment loss is charged to the income statement.

15.   Cash and cash equivalents

        Cash and cash equivalents are stated at carrying amount which is deemed to be fair value. Bank overdrafts are offset against cash and cash equivalents in the statement of cash flows.

Sasol Limited Group

Notes to the Financial Statements (Continued)

A.    Accounting policies and financial reporting terms (Continued)

16.   Cash restricted for use

        Cash which is subject to restrictions on its use is stated separately at carrying amount in the statement of financial position.

17.   Share capital

        Issued share capital is stated in the statement of changes in equity at the amount of the proceeds received less directly attributable issue costs.

18.   Share repurchase programme

        When Sasol Limited's shares are repurchased by a subsidiary, the amount of consideration paid, including directly attributable costs, is recognised as a deduction from shareholders' equity. Repurchased shares are classified as treasury shares and are disclosed as a deduction from total equity. Where such shares are subsequently reissued, any consideration received is included in the statement of changes in equity. The resultant gain or loss on the transaction is transferred to or from retained earnings.

19.   Preference shares

        Preference shares are classified as liabilities if they are redeemable on a specific date or at the option of the shareholders, or if dividend payments are not discretionary. Dividends thereon are charged to the income statement as a finance expense based on the effective interest rate method.

20.   Debt

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

21.   Leases

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

        The capitalised amount is depreciated over the shorter of the lease term and asset's useful life unless it is reasonably certain that the group will obtain ownership by the end of the lease term. Lease payments are allocated between capital repayments and finance expenses using the effective interest rate method.

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

        The land and buildings elements of a lease are considered separately for the purpose of lease classification as a finance or an operating lease.

22.   Provisions

        A provision is recognised when the group has a present legal or constructive obligation arising from a past event that will probably be settled, and a reliable estimate of the amount can be made.

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

23.   Employee benefits

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

        The cash-settled schemes allow certain senior employees the right to participate in the performance of the Sasol Limited share price, in return for services rendered, through the payment of cash incentives which are based on the market price of the Sasol Limited share. These rights are

Sasol Limited Group

Notes to the Financial Statements (Continued)

A.    Accounting policies and financial reporting terms (Continued)

recognised as a liability at fair value in the statement of financial position until the date of settlement. The fair value of these rights is determined at each reporting date and the unrecognised cost amortised to the income statement as employee costs over the period that the employees provide services to the company.

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

24.   Deferred income

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

25.   Black economic empowerment (BEE) transactions

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

26.   Taxation

        The income tax charge is determined based on net income before tax for the year and includes deferred tax and Secondary Taxation on Companies.

        Current tax    The current tax charge is the calculated tax payable on the taxable income for the year using enacted or substantively enacted tax rates and any adjustments to tax payable in respect of prior years.

        Deferred tax    Deferred tax is provided for using the liability method, on all temporary differences between the carrying amount of assets and liabilities for accounting purposes and the amounts used for tax purposes and on any tax losses. No deferred tax is provided on temporary differences relating to:

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

27.   Trade and other payables

        Trade and other payables are initially recognised at fair value and subsequently stated at amortised cost.

28.   Revenue

        Revenue is recognised at the fair value of the consideration received or receivable net of indirect taxes, rebates and trade discounts and consists primarily of the sale of products, services rendered, licence fees, royalties, dividends received and interest received.

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

29.   Construction contracts

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

30.   Finance expenses

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

31.   Dividends payable

        Dividends payable and the related taxation thereon are recognised as a liability in the period in which they are declared.

32.   Segment information

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

        Consequently, the GEC has chosen to include SSI and SPI as reportable operating segments even though SSI and SPI do not meet any of the quantitative thresholds as the GEC believes that such information would be useful to the users of the financial statements.

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

Sasol Limited Group

Notes to the Financial Statements (Continued)

A.    Accounting policies and financial reporting terms (Continued)

        The date of delivery related to Sasol Mining is determined in accordance with the contractual agreements entered into with customers which are briefly summarised as follows:

Delivery terms	Title and risks and rewards of ownership pass to the customer
Free on Board (FOB)	When the coal is loaded onto the vessel at Richards Bay Coal Terminal—customer is responsible for shipping and handling costs.
Free on Barge (Amsterdam)	When the coal is loaded from Overslag Bedrijf Amsterdam stockpile onto the customer vessel—seller is responsible for shipping and handling costs, these are however recovered from the customer.
Cost Insurance Freight (CIF) and Cost Freight Railage (CFR)	When the coal is loaded into the vessel—seller is responsible for shipping and handling costs which are included in the selling price.

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

        SSI is currently involved in the establishment of two GTL production facilities in Qatar and Nigeria and is conducting feasibility studies for both GTL and coal-to-liquids (CTL) facilities at various other locations around the world, including China, Uzbekistan and India.

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

Sasol Petroleum International (SPI)

        SPI develops and manages upstream interests in oil and gas exploration and production in Mozambique, South Africa, Gabon, Papua New Guinea, Australia and Nigeria. It produces gas from Mozambique's Temane and Pande fields and oil in Gabon through its share in the offshore Etame and Ebouri fields.

        SPI sells natural gas under long-term contracts to Sasol Gas and oil to customers under long-term contracts at a price determinable from the agreements. Turnover is recognised at the intake flange of the customer where it is metered, which is the point at which the title and risks and rewards of ownership passes to the customer, and where prices are determinable and collectability is reasonably assured.

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

Sasol Limited Group

Notes to the Financial Statements (Continued)

A.    Accounting policies and financial reporting terms (Continued)

        The date of delivery related to the above Chemical cluster is determined in accordance with the contractual agreements entered into with customers which are briefly summarised as follows:

Delivery terms	Title and risks and rewards of ownership pass to the customer
Ex-tank sales	When products are loaded into the customer's vehicle or unloaded from the seller's storage tanks.
Ex works (EXW)	When products are loaded into the customers vehicle or unloaded at the sellers premises.
Carriage Paid To (CPT)	On delivery of products to a specified location (main carriage is paid for by the seller).
Free on Board (FOB)	When products are loaded into the transport vehicle—customer is responsible for shipping and handling costs.
Cost Insurance Freight (CIF) and Cost Freight Railage (CFR)	When products are loaded into the transport vehicle—seller is responsible for shipping and handling costs which are included in the selling price.
Proof of Delivery (POD)	When products are delivered to and signed for by the customer.
Consignment Sales	As and when products are consumed by the customer.

Other businesses

        Other businesses include the group's treasury, research and development activities and central administration activities as well as alternative energy activities.

33.   Convenience translation from rand to US dollars

        The presentation currency of the group is rand.

        Supplementary US dollar information is provided for convenience only.

        The conversion to US dollars is performed as follows:

  •
  assets and liabilities are translated at the closing rate of exchange on the reporting date;

  •
  income and expenses are translated at average rates of exchange for the years presented;

  •
  shareholders' equity, other than attributable earnings for the year, is translated at the closing rate on each reporting date; and

Sasol Limited Group

Notes to the Financial Statements (Continued)

A.    Accounting policies and financial reporting terms (Continued)

  •
  the resulting translation differences are included as other comprehensive income in shareholders' equity.

34.   Critical accounting estimates and judgements

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

35.   Comparative figures

        Comparative figures are reclassified or restated as necessary to afford a proper and more meaningful comparison of results as set out in the affected notes to the financial statements.

        During the year under review, the group reclassified amounts relating to capital project related creditors previously included in other payables, having risks and rewards more closely aligned to trade payables.

        During the year under review, the group reclassified certain accruals previously included in accrued expenses, having risks and rewards more closely aligned to trade payables.

        During the year under review, the group reclassified expenses previously included as other expenses as administrative expenditure, having risks and rewards more closely aligned to administrative expenditure.

        Certain additional disclosure has been provided in respect of the current year. To the extent practicable, comparative information has also been provided.

Sasol Limited Group
Notes to the Financial Statements (Continued)

B.    Business segment information

	Property, plant and equipment, assets under construction and other intangible assets			Other non-current assets*			Current assets*			Total consolidated assets*			Non-current liabilities*			Current liabilities*			Total consolidated liabilities*

	2010	2009	2008	2010	2009	2008	2010	2009	2008	2010	2009	2008	2010	2009	2008	2010	2009	2008	2010	2009	2008

	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm
South African energy cluster	43 351	36 629	30 299	686	580	610	14 569	12 569	17 895	58 606	49 778	48 804	9 857	8 233	7 007	8 014	7 520	8 135	17 871	15 753	15 142
Mining	6 024	4 930	4 112	457	417	386	1 037	600	776	7 518	5 947	5 274	1 060	844	746	890	792	788	1 950	1 636	1 534
Gas	4 857	5 934	5 421	2	3	16	525	446	533	5 384	6 383	5 970	2 199	2 194	2 285	410	373	404	2 609	2 567	2 689
Synfuels	27 002	20 659	16 486	125	66	111	2 239	2 483	1 675	29 366	23 208	18 272	3 935	2 837	1 874	1 996	1 372	1 472	5 931	4 209	3 346
Oil	5 393	5 031	4 280	102	94	97	10 766	9 031	14 906	16 261	14 156	19 283	2 663	2 358	2 102	4 718	4 983	5 471	7 381	7 341	7 573
Other	75	75	—	—	—	—	2	9	5	77	84	5	—	—	—	—	—	—	—	—	—
International energy cluster	10 672	10 000	8 806	2 728	1 510	5	2 261	2 569	6 331	15 661	14 079	15 142	1 173	1 292	3 768	2 090	3 141	1 812	3 263	4 433	5 580
Synfuels International	5 485	5 091	4 928	2 728	1 510	5	1 778	2 066	5 959	9 991	8 667	10 892	393	366	2 813	1 788	2 645	1 482	2 181	3 011	4 295
Petroleum International	5 187	4 909	3 878	—	—	—	483	503	372	5 670	5 412	4 250	780	926	955	302	496	330	1 082	1 422	1 285
Chemical cluster	38 200	36 810	38 201	3 440	3 543	3 565	23 334	20 059	27 935	64 974	60 412	69 701	6 800	6 790	7 567	8 832	8 274	11 735	15 632	15 064	19 302
Polymers	17 413	18 113	19 239	1 600	1 632	1 641	5 836	4 729	4 496	24 849	24 474	25 376	2 343	2 378	2 914	2 112	2 062	2 349	4 455	4 440	5 263
Solvents	9 355	9 294	9 457	338	404	454	5 347	4 223	5 458	15 040	13 921	15 369	851	651	646	1 169	1 148	1 706	2 020	1 799	2 352
Olefins & Surfactants	5 260	5 321	5 914	869	846	746	7 772	7 038	12 111	13 901	13 205	18 771	1 869	1 948	2 361	3 500	2 891	5 049	5 369	4 839	7 410
Other	6 172	4 082	3 591	633	661	724	4 379	4 069	5 870	11 184	8 812	10 185	1 737	1 813	1 646	2 051	2 173	2 631	3 788	3 986	4 277
Other businesses	2 511	2 495	1 624	74	103	726	13 203	17 787	2 662	15 788	20 385	5 012	8 137	7 923	6 822	3 383	6 605	4 303	11 520	14 528	11 125

Total	94 734	85 934	78 930	6 928	5 736	4 906	53 367	52 984	54 823	155 029	144 654	138 659	25 967	24 238	25 164	22 319	25 540	25 985	48 286	49 778	51 149

*
Excludes tax and deferred tax.

  Sasol Limited Group

  Notes to the Financial Statements (Continued)

B.    Business segment information (Continued)

	External turnover			Intersegment turnover			Total turnover			Translation (losses)/gains			Effect of remeasurement items (before tax)(refer note 42)			Operating profit/(losses)			Contribution to attributable earnings

	2010	2009	2008	2010	2009	2008	2010	2009	2008	2010	2009	2008	2010	2009	2008	2010	2009	2008	2010	2009	2008

	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm
South African energy cluster	53 493	58 167	58 515	42 045	45 191	46 275	95 538	103 358	104 790	(202)	(48)	96	69	141	(116)	17 808	28 684	28 048	11 493	19 628	18 251
Mining	1 696	2 885	2 470	6 167	5 412	5 009	7 863	8 297	7 479	(2)	7	(7)	1	3	(7)	815	1 593	1 393	567	1 163	1 053
Gas	2 986	2 829	2 563	2 385	2 837	2 134	5 371	5 666	4 697	(16)	(31)	(6)	—	4	(104)	2 479	2 424	1 785	1 402	1 344	904
Synfuels	879	1 367	982	33 014	36 334	38 634	33 893	37 701	39 616	(136)	(152)	(5)	58	137	(25)	13 175	25 188	19 416	8 907	17 643	13 582
Oil	47 932	51 086	52 500	479	608	498	48 411	51 694	52 998	(48)	130	114	10	(3)	20	1 364	(351)	5 507	642	(353)	2 765
Other	—	—	—	—	—	—	—	—	—	—	(2)	—	—	—	—	(25)	(170)	(53)	(25)	(169)	(53)
International energy cluster	3 198	4 183	3 016	769	983	748	3 967	5 166	3 764	28	194	(2)	112	795	(369)	468	880	383	451	(153)	318
Synfuels International	2 282	3 027	1 788	—	—	5	2 282	3 027	1 793	33	(13)	(16)	4	777	(396)	131	(235)	(621)	504	(505)	(189)
Petroleum International	916	1 156	1 228	769	983	743	1 685	2 139	1 971	(5)	207	14	108	18	27	337	1 115	1 004	(53)	352	507
Chemical cluster	65 386	75 315	68 187	6 191	6 598	5 509	71 577	81 913	73 696	(672)	190	153	(251)	510	(294)	5 496	(2 244)	6 605	4 476	(2 773)	5 627
Polymers	14 236	15 326	11 162	85	199	142	14 321	15 525	11 304	(553)	44	296	14	(1)	12	958	946	1 511	844	1 016	1 485
Solvents	14 425	16 317	15 585	1 340	1 798	1 597	15 765	18 115	17 182	(132)	1	404	58	158	(104)	1 154	495	2 382	889	191	2 015
Olefins & Surfactants	24 774	28 867	28 125	509	667	655	25 283	29 534	28 780	37	84	32	(344)	106	27	2 492	(160)	1 512	2 248	(143)	1 279
Other	11 951	14 805	13 315	4 257	3 934	3 115	16 208	18 739	16 430	(24)	61	(579)	21	247	(229)	892	(3 525)	1 200	495	(3 837)	848
Other businesses	179	171	225	5 241	5 038	4 048	5 420	5 209	4 273	(161)	(502)	53	24	23	81	165	(2 654)	(1 220)	(479)	(3 054)	(1 779)

Total	122 256	137 836	129 943	54 246	57 810	56 580	176 502	195 646	186 523	(1 007)	(166)	300	(46)	1 469	(698)	23 937	24 666	33 816	15 941	13 648	22 417

Sasol Limited Group
Notes to the Financial Statements (Continued)

B.    Business segment information (Continued)

	Cash flow information									Capital commitments
	Cash flow from operations (refer note 50)			Depreciation and amortisation			Additions to non-current assets			Property, plant and equipment			Other intangible assets			Number of employees

	2010	2009	2008	2010	2009	2008	2010	2009	2008	2010	2009	2008	2010	2009	2008	2010	2009	2008

	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	number	number	number
South African energy cluster	22 166	32 784	30 513	(3 015)	(2 289)	(2 146)	10 850	8 758	4 531	29 630	18 402	13 575	17	46	12	15 106	14 622	14 525
Mining	1 727	2 437	2 077	(649)	(619)	(650)	1 699	1 427	997	7 507	4 107	781	—	16	9	7 364	7 139	7 329
Gas	2 793	2 778	2 192	(322)	(310)	(289)	363	834	466	567	724	1 110	15	26	—	270	263	218
Synfuels	15 754	27 346	20 185	(1 445)	(816)	(720)	7 843	5 144	2 305	19 438	11 732	10 656	2	4	1	5 347	5 078	4 791
Oil	1 917	393	6 112	(599)	(544)	(487)	945	1 278	762	2 118	1 839	1 028	—	—	2	2 125	2 142	2 187
Other	(25)	(170)	(53)	—	—	—	—	75	1	—	—	—	—	—	—	—	—	—
International energy cluster	515	2 453	2 401	(699)	(706)	(537)	1 504	2 432	2 637	2 931	3 105	7 198	15	7	9	744	659	730
Synfuels International	(349)	1 113	1 157	(316)	(386)	(286)	721	657	1 508	695	798	3 448	2	2	1	449	395	458
Petroleum International	864	1 340	1 244	(383)	(320)	(251)	783	1 775	1 129	2 236	2 307	3 750	13	5	8	295	264	272
Chemical cluster	7 937	2 545	9 303	(2 648)	(2 993)	(2 365)	3 349	3 397	3 168	12 872	3 099	3 398	175	24	33	11 936	12 539	12 842
Polymers	2 056	2 211	2 479	(1 016)	(1 205)	(783)	335	668	1 001	1 914	504	559	—	12	19	2 191	2 221	2 178
Solvents	1 894	1 348	2 979	(553)	(546)	(477)	840	666	939	474	706	1 021	72	9	10	1 676	1 762	1 839
Olefins & Surfactants	2 746	1 020	2 204	(720)	(854)	(775)	730	862	555	886	604	912	79	3	3	2 824	2 936	3 143
Other	1 241	(2 034)	1 641	(359)	(388)	(330)	1 444	1 201	673	9 598	1 285	906	24	—	1	5 245	5 620	5 682
Other businesses	144	(588)	341	(350)	(257)	(164)	405	1 085	519	791	519	782	66	107	41	5 553	5 724	5 831

Total	30 762	37 194	42 558	(6 712)	(6 245)	(5 212)	16 108	15 672	10 855	46 224	25 125	24 953	273	184	95	33 339	33 544	33 928

Sasol limited group
Notes to the Financial Statements (Continued)

B.    Business segment information (Continued)

Geographic segment information

	Total turnover			External turnover			Operating profit/(loss)			Total consolidated assets*			Additions to non-current assets (by location of assets)			Capital commitments of non-current assets

	2010	2009	2008	2010	2009	2008	2010	2009	2008	2010	2009	2008	2010	2009	2008	2010	2009	2008

	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm
South Africa	115 425	125 417	122 533	62 014	68 561	67 632	18 143	25 727	26 877	101 953	93 739	79 511	13 702	11 674	6 914	42 392	21 495	16 850
Rest of Africa	5 653	7 144	7 842	5 613	7 121	7 098	407	(288)	1 044	9 823	8 423	10 067	750	1 790	2 060	2 071	2 144	6 380
Mozambique	271	282	898	233	259	154	186	92	462	5 766	5 300	4 611	620	1 334	909	1 754	1 856	3 439
Nigeria	429	556	456	427	556	456	2	(717)	(298)	3 029	1 947	4 350	4	—	1 012	147	153	2 674
Rest of Africa	4 953	6 306	6 488	4 953	6 306	6 488	219	337	880	1 028	1 176	1 106	126	456	139	170	135	267
Europe	27 620	31 901	29 882	26 978	31 230	29 204	3 553	(3 050)	3 263	17 462	17 801	22 115	935	1 158	988	985	974	1 340
Germany	7 649	8 824	8 904	7 022	8 183	8 262	773	(3 504)	114	7 744	7 969	9 917	776	795	469	538	785	940
Italy	2 724	3 567	3 738	2 719	3 563	3 734	283	(155)	115	2 997	2 282	4 105	122	239	145	115	71	232
Rest of Europe	17 247	19 510	17 240	17 237	19 484	17 208	2 497	609	3 034	6 721	7 550	8 093	37	124	374	332	118	168
North America	13 093	14 727	14 148	13 047	14 692	14 094	1 060	329	991	6 843	6 615	8 177	323	439	89	592	301	302
United States of America	11 692	13 549	12 926	11 650	13 514	12 872	880	258	905	6 498	6 459	8 006	323	439	89	592	301	302
Rest of North America	1 401	1 178	1 222	1 397	1 178	1 222	180	71	86	345	156	171	—	—	—	—	—	—
South America	1 443	2 211	2 592	1 445	2 211	2 592	113	668	849	302	192	453	—	—	—	—	—	—
Southeast Asia and Australasia	3 066	3 532	2 628	3 022	3 414	2 548	218	186	581	2 246	1 924	2 241	75	22	7	170	190	—
Middle East and India	5 450	5 838	2 740	5 451	5 818	2 733	537	1 409	(7)	14 642	14 363	14 059	321	566	729	283	199	164
Iran	795	1 934	301	796	1 934	298	252	1 080	(45)	7 521	7 541	8 346	70	263	457	42	104	96
Qatar	13	27	154	13	26	151	(684)	(223)	(298)	5 239	5 544	5 044	248	301	268	241	95	68
Rest of Middle East and India	4 642	3 877	2 285	4 642	3 858	2 284	969	552	336	1 882	1 278	669	3	2	4	—	—	—
Far East	4 752	4 876	4 158	4 686	4 789	4 042	(94)	(315)	218	1 758	1 597	2 036	2	23	68	4	6	12

	176 502	195 646	186 523	122 256	137 836	129 943	23 937	24 666	33 816	155 029	144 654	138 659	16 108	15 672	10 855	46 497	25 309	25 048

*
Excludes tax and deferred tax.

Sasol Limited Group

Notes to the Financial Statements (Continued)

C.    Other explanatory notes to the financial statements

Changes to comparative information

Note
Reclassification of comparative information	1
Accounting standards not yet effective	2

1      Reclassification of comparative information

1.1   Reclassification from other payables and accrued expenses to trade payables

        The group has reclassified amounts relating to capital project related creditors previously included in other payables, having risks and rewards more closely aligned to trade payables. Management concluded that the classification of these amounts as trade payables better reflects the underlying nature of the liability. The reclassification had no impact on earnings.

        The group has reclassified certain accruals previously included in accrued expenses, having risks and rewards more closely aligned to trade payables. Management concluded that the classification of these amounts as trade payables better reflects the underlying nature of the liability. The reclassification had no impact on earnings.

        The effect of the above reclassifications in the statement of financial position are:

	2009	2008

	Rm	Rm
Other payables
Balance as previously reported	4 759	4 345
Effect of reclassification to trade payables	(1 457)	(889)

Reclassified balance	3 302	3 456

Accrued expenses
Balance as previously reported	2 440	2 487
Effect of reclassification to trade payables	(1 371)	(1 674)

Reclassified balance	1 069	813

Trade payables
Balance as previously reported	5 709	8 609
Effect of reclassification from other payables	1 457	889
Effect of reclassification from accrued expenses	1 371	1 674

Reclassified balance	8 537	11 172

1.2   Reclassification from administrative expenditure to other expenses

        The group has reclassified expenses previously included as other expenses as administrative expenditure, having characteristics more closely aligned to administrative expenses. Management concluded that the classification of these amounts as administrative expenses better reflects the underlying nature of the expense. The reclassification had no impact on earnings.

Sasol Limited Group

Notes to the Financial Statements (Continued)

1      Reclassification of comparative information (Continued)

        The effect of the above reclassification in the income statement is:

	2009	2008

	Rm	Rm
Administrative expenditure
Balance as previously reported	(9 050)	(6 697)
Effect of reclassification to other expenses	(1 013)	(994)

Reclassified balance	(10 063)	(7 691)

Other expenses
Balance as previously reported	(8 884)	(8 800)
Effect of reclassification from administrative expenditure	1 013	994

Reclassified balance	(7 871)	(7 806)

2      Accounting standards not yet effective

        The following accounting standards, interpretations and amendments to published accounting standards which are relevant to the group but not yet effective, have not been adopted in the current year:

IFRS 2 (Amendment), Share-based Payment—Group Cash-settled Share-based Payment Transactions

        The effective date for adoption of this standard is for periods commencing on or after 1 January 2010. This standard will be adopted by the group for the year ending 30 June 2011. The standard will not have a significant impact on the financial statements of the group as this standard affects cash settled inter-group share-based payment transactions.

IFRS 9, Financial Instruments

        The effective date for adoption of this standard is for periods commencing on or after 1 January 2013. The standard will have not have a significant impact on the financial statements of the group as the measurement and recognition of financial assets under the current IAS 39, Financial Instruments: Recognition and Measurement currently complies with the measurement criteria specified in IFRS 9, Financial Instruments.

Various improvements to IFRSs

        A number of standards have been amended as part of the IASB's improvement project. Management is in the process of considering the relevant amendments to the standards and determining the financial implications and impact on the group.

Sasol Limited Group

Notes to the Financial Statements (Continued)

Non-current assets

	Note	2010	2009	2008

		Rm	Rm	Rm
Property, plant and equipment	3	72 523	70 370	66 273
Assets under construction	4	21 018	14 496	11 693
Goodwill	5	738	805	874
Other intangible assets	6	1 193	1 068	964
Investments in securities	7	585	574	557
Investments in associates	8	3 573	2 170	830
Post-retirement benefit assets	9	789	716	571
Long-term receivables and prepaid expenses	10	1 241	1 456	1 385
Long-term financial assets	11	2	15	689
Deferred tax assets	23	1 099	1 184	1 453

		102 761	92 854	85 289

Sasol Limited Group

Notes to the Financial Statements (Continued)

3      Property, plant and equipment

	Note	2010	2009	2008

		Rm	Rm	Rm
Cost
Balance at beginning of year		129 560	123 526	99 309
Acquisition of businesses	55	—	17	(222)
Additions		2 132	2 742	2 111
to enhance existing operations		1 707	2 223	1 712
to expand operations		425	519	399
Finance expenses capitalised	40	—	—	6
Transfer from assets under construction	4	7 088	9 347	16 698
Net transfer from/(to) other intangible assets	6	1	(3)	(3)
Transfer to inventories		(3)	(62)	(148)
Net reclassification to held for sale		—	(618)	—
Translation of foreign operations	47	(2 873)	(3 923)	7 031
Disposal of businesses		(6)	(1)	(2)
Disposals and scrapping		(1 725)	(1 465)	(1 254)

Balance at end of year		134 174	129 560	123 526

Comprising
Land		1 072	1 075	885
Buildings and improvements		6 936	6 859	6 946
Retail convenience centres		1 342	1 263	1 184
Plant, equipment and vehicles		111 176	107 329	104 108
Mineral assets		13 648	13 034	10 403

		134 174	129 560	123 526

Accumulated depreciation and impairment
Balance at beginning of year		59 190	57 253	48 698
Acquisition of businesses	55	—	—	(322)
Current year charge	35	6 509	6 059	5 020
Impairment of property, plant and equipment	42	47	294	447
Reversal of impairment of property, plant and equipment	42	(348)	—	(381)
Net transfer from/(to) other intangible assets	6	23	(2)	2
Transfer to inventories		—	(19)	(51)
Net reclassification to held for sale		—	(596)	—
Translation of foreign operations	47	(2 221)	(2 509)	4 949
Disposal of businesses		(5)	(1)	—
Disposals and scrapping		(1 544)	(1 289)	(1 109)

Balance at end of year		61 651	59 190	57 253

Sasol Limited Group

Notes to the Financial Statements (Continued)

3      Property, plant and equipment (Continued)

	2010	2009	2008

	Rm	Rm	Rm
Comprising
Land	199	224	253
Buildings and improvements	3 264	3 317	3 352
Retail convenience centres	338	280	222
Plant, equipment and vehicles	51 465	49 774	48 417
Mineral assets	6 385	5 595	5 009

	61 651	59 190	57 253

Carrying value
Land	873	851	632
Buildings and improvements	3 672	3 542	3 594
Retail convenience centres	1 004	983	962
Plant, equipment and vehicles	59 711	57 555	55 691
Mineral assets	7 263	7 439	5 394

Balance at end of year	72 523	70 370	66 273

Business segmentation
South African energy cluster	28 605	27 314	25 752
Mining	4 744	4 672	3 962
Gas	3 718	5 049	5 097
Synfuels	15 644	13 361	12 853
Oil	4 424	4 157	3 840
Other SA Energy	75	75	—
International energy cluster	7 541	7 909	5 928
Synfuels International	4 584	4 698	4 240
Petroleum International	2 957	3 211	1 688
Chemical cluster	34 414	33 625	33 660
Polymers	16 775	17 465	16 506
Solvents	8 608	8 467	8 922
Olefins & Surfactants	4 582	4 632	5 358
Other	4 449	3 061	2 874
Other businesses	1 963	1 522	933

Total operations	72 523	70 370	66 273

Sasol Limited Group

Notes to the Financial Statements (Continued)

3      Property, plant and equipment (Continued)

2010	Land	Buildings and improvements	Retail convenience centres	Plant, equipment and vehicles	Mineral assets	Total

	Rm	Rm	Rm	Rm	Rm	Rm
Cost
Balance at beginning of year	1 075	6 859	1 263	107 329	13 034	129 560
Additions	27	55	55	1 274	721	2 132
to enhance existing operations	27	47	—	933	700	1 707
to expand operations	—	8	55	341	21	425
Reclassification of property, plant and equipment	1	—	—	3	(4)	—
Transfer from assets under construction	42	396	28	6 496	126	7 088
Net transfer from other intangible assets	—	—	—	1	—	1
Transfer to inventories	—	—	—	(3)	—	(3)
Translation of foreign operations	(70)	(301)	(4)	(2 491)	(7)	(2 873)
Disposal of businesses	—	—	—	(6)	—	(6)
Disposals and scrapping	(3)	(73)	—	(1 427)	(222)	(1 725)

Balance at 30 June 2010	1 072	6 936	1 342	111 176	13 648	134 174

Accumulated depreciation and impairment
Balance at beginning of year	224	3 317	280	49 774	5 595	59 190
Current year charge	1	255	60	5 185	1 008	6 509
(Reversal of impairment)/impairment of property, plant and equipment	3	(13)	—	(291)	—	(301)
Reclassification of property, plant and equipment	—	—	—	1	(1)	—
Transfer from/(to) other intangible assets	—	—	—	24	(1)	23
Translation of foreign operations	(29)	(236)	(2)	(1 954)	—	(2 221)
Disposal of businesses	—	—	—	(5)	—	(5)
Disposals and scrapping	—	(59)	—	(1 269)	(216)	(1 544)

Balance at 30 June 2010	199	3 264	338	51 465	6 385	61 651

Carrying value at 30 June 2010	873	3 672	1 004	59 711	7 263	72 523

Carrying value at 30 June 2009	851	3 542	983	57 555	7 439	70 370

Sasol Limited Group

Notes to the Financial Statements (Continued)

3      Property, plant and equipment (Continued)

	2010	2009	2008

	Rm	Rm	Rm
Additions to property, plant and equipment (cash flow)
To enhance existing operations	1 609	1 980	1 768
current year additions	1 707	2 223	1 712
adjustments for non-cash items movement in environmental provisions capitalised	(98)	(243)	56
To expand operations	425	519	399

Per the statement of cash flows	2 034	2 499	2 167

Additional disclosures
Leased assets
Carrying value of capitalised leased assets (included in plant, equipment and vehicles)	1 025	932	845
cost	1 422	1 267	1 228
accumulated depreciation	(397)	(335)	(383)
Finance lease additions included in additions above	154	94	55
Replacement information
Estimated replacement cost of property, plant and equipment	419 093	393 139	343 602
Cost of assets not replaceable	2 998	2 902	2 845
Cost price of fully depreciated and fully impaired assets still in use	8 571	12 064	17 005
Carrying value of assets committed as security for debt (refer note 18)	11 774	10 961	12 966

Depreciation rates
Buildings and improvements	2–5%	2–5%	2–5%
Retail convenience centres	3–5%	3–5%	3–5%
Plant	4–25%	4–25%	4–25%
Equipment	10–33%	10–33%	10–33%
Vehicles	20–33%	20–33%	20–33%
Mineral assets	Life of related reserve base	Life of related reserve base	Life of related reserve base

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

Notes to the Financial Statements (Continued)

3      Property, plant and equipment (Continued)

Capital commitments

        Capital commitments, excluding capitalised interest, include all projects for which specific board approval has been obtained up to the reporting date. Projects still under investigation for which specific board approvals have not yet been obtained are excluded from the following:

	2010	2009	2008

	Rm	Rm	Rm
Authorised and contracted for	31 441	22 354	24 258
Authorised but not yet contracted for	35 524	16 898	17 662
Less expenditure to the end of year	(20 741)	(14 127)	(16 967)

	46 224	25 125	24 953

to enhance existing operations	22 854	14 829	8 567
to expand operations	23 370	10 296	16 386
Comprising
Subsidiary companies	45 775	24 547	21 755
Proportionate share of joint ventures	449	578	3 198
as per joint venture disclosure			675
Escravos GTL (EGTL)*			2 523

	46 224	25 125	24 953

*
Relates to the capital commitments of Sasol's 37,5% interest in EGTL that was classified as an asset held for sale during 2008. In 2009, the interest in EGTL had been reduced to 10% and the remaining capital commitments are disclosed as part of the investments in associates note (refer note 8).

	2010	2009	2008

	Rm	Rm	Rm
Estimated expenditure
Within one year	17 321	13 894	16 973
One to two years	12 036	8 862	5 382
Two to three years	6 398	2 285	1 861
Three to four years	6 849	84	353
Four to five years	1 617	—	169
More than five years	2 003	—	215

	46 224	25 125	24 953

Sasol Limited Group

Notes to the Financial Statements (Continued)

3      Property, plant and equipment (Continued)

	2010	2009	2008

	Rm	Rm	Rm
Business segmentation
South African energy cluster	29 630	18 402	13 575
Mining	7 507	4 107	781
Gas	567	724	1 110
Synfuels	19 438	11 732	10 656
Oil	2 118	1 839	1 028
International energy cluster	2 931	3 105	7 198
Synfuels International	695	798	3 448
Petroleum International	2 236	2 307	3 750
Chemical cluster	12 872	3 099	3 398
Polymers	1 914	504	559
Solvents	474	706	1 021
Olefins & Surfactants	886	604	912
Other	9 598	1 285	906
Other businesses	791	519	782

Total operations	46 224	25 125	24 953

Sasol Limited Group

Notes to the Financial Statements (Continued)

3      Property, plant and equipment (Continued)

Significant commitments at 30 June 2010 include:

Project	Business unit	2010	2009	2008

		Rm	Rm	Rm
Impumelelo shaft to maintain Brandspruit mine operation	Mining	4 543	—	—
Thubelisha shaft to maintain Twistdraai Colliery operation	Mining	2 444	—	—
Mozambique natural gas pipeline	Gas	67	382	889
Gas heat exchange reformers	Synfuels	1 882	1 070	1 259
Volatile organic compounds abatement programme	Synfuels	1 795	—	—
Additional gasifiers in gas production	Synfuels	1 758	396	—
Water recovery growth	Synfuels	1 647	345	—
Major shutdown and statutory maintenance	Synfuels	1 387	—	—
17th Reformer project	Synfuels	1 296	—	—
16th Oxygen train project	Synfuels	849	707	1 140
Replacement of steam turbines at steam plant	Synfuels	802	862	—
10th SAS reactor	Synfuels	542	227	431
Power generation with open cycle turbines	Synfuels	502	1 154	2 321
Improvement of Synthol total feed compressors	Synfuels	382	640	—
Tail Gas Wash Water	Synfuels	359	—	—
Replacement of tar tanks and seperators	Synfuels	318	—	—
Oxygen emergency shut down system replacement	Synfuels	286	357	472
Short term mitigation actions for process water dams	Synfuels	272	—	—
Sulphuric acid plant project	Synfuels	223	—	—
De-bottlenecking of cold separation	Synfuels	218	—	—
Replace circulation water preheaters at Gas reforming	Synfuels	201	—	—
Refurbishment of the utility cooling water towers	Synfuels	181	249	—
Selective catalytic cracker—baseline optimisation project		37	228	144
Ash-lock project	Synfuels	173	354	—
Combined waste heat boilers	Synfuels	172	226	271
Replacement of air heater systems at boiler 9	Synfuels	95	281	268
Electrical infrastructure expansion	Synfuels	—	244	405
Turbo phase 1 project	Synfuels	—	448	338
Secunda Natref pipeline project	Oil	769	572	—
Upgrade of retail convenience centres	Oil	407	53	196
Depot expansion project	Oil	—	187	240
3rd Catalyst plant in Sasolburg, South Africa	Synfuels International	—	593	690
Mozambique expansion	Petroleum International	1 082	1 848	3 359
Ethylene Purification Unit	Polymers	1 731	—	—
2nd Maleic Anhydride train	Solvents	—	363	488
Limestone ammonium nitrate (LAN) replacement project	Other chemical businesses	737	—	—
Fischer-Tropsch Wax expansion project	Other chemical businesses	7 560	355	—
Replacement and upgrade of distillation project	Other chemical businesses	198	—	—
Replacement of Infrachem laboratory	Other chemical businesses	117	239	224
Other projects	Various	11 192	12 745	11 818

		46 224	25 125	24 953

Funding

        Capital expenditure will be financed from funds generated out of normal business operations, existing borrowing facilities and specific project financing.

Sasol Limited Group

Notes to the Financial Statements (Continued)

4     Assets under construction

	Note	2010	2009	2008

		Rm	Rm	Rm
Cost
Balance at beginning of year		14 496	11 693	24 611
Acquisition of businesses	55	—	—	(16)
Additions		14 060	12 981	8 886
to enhance existing operations		7 867	5 665	4 023
to expand operations		6 193	7 316	4 863
Finance expenses capitalised	40	58	34	1 580
Impairment of assets under construction	42	(59)	(19)	(371)
Write off of unsuccessful exploration wells	42	(58)	(16)	—
Transfer to inventories		(8)	(2)	—
Reclassification of Escravos GTL to held for sale	12	—	—	(7 235)
Projects capitalised		(7 348)	(9 655)	(16 809)
property, plant and equipment	3	(7 088)	(9 347)	(16 698)
intangible assets	6	(260)	(308)	(111)
Translation of foreign operations	47	(84)	88	1 066
Disposals and scrapping		(39)	(608)	(19)

Balance at end of year		21 018	14 496	11 693

Comprising
Property, plant and equipment under construction		19 566	13 085	10 618
Other intangible assets under construction		80	90	164
Exploration assets		1 372	1 321	911

		21 018	14 496	11 693

Business segmentation
South African energy cluster		14 599	9 152	4 350
Mining		1 274	254	147
Gas		1 108	862	308
Synfuels		11 303	7 224	3 550
Oil		914	812	345
International energy cluster		3 118	2 078	2 845
Synfuels International		899	382	664
Petroleum International		2 219	1 696	2 181
Chemical cluster		3 077	2 464	3 836
Polymers		452	444	2 675
Solvents		562	607	291
Olefins & Surfactants		425	501	287
Other		1 638	912	583
Other businesses		224	802	662

		21 018	14 496	11 693

Sasol Limited Group

Notes to the Financial Statements (Continued)

4     Assets under construction (Continued)

2010	Property, plant and equipment under construction	Other intangible assets under construction	Exploration assets	Total

	Rm	Rm	Rm	Rm
Cost
Balance at 30 June 2009	13 085	90	1 321	14 496
Additions	13 649	239	172	14 060
to enhance existing operations	7 644	223	—	7 867
to expand operations	6 005	16	172	6 193
Reclassification of assets under construction	(17)	17	—	—
Finance expenses capitalised	58	—	—	58
Impairment of assets under construction	(7)	(2)	(50)	(59)
Write off of unsuccessful exploration wells	—	—	(58)	(58)
Transfer to inventories	(8)	—	—	(8)
Projects capitalised	(7 078)	(260)	(10)	(7 348)
Translation of foreign operations	(77)	(4)	(3)	(84)
Disposals and scrapping	(39)	—	—	(39)

Balance at 30 June 2010	19 566	80	1 372	21 018

	2010	2009	2008

	Rm	Rm	Rm
Additions to assets under construction (cash flow)
To enhance existing operations	7 849	5 684	3 825
current year additions	7 867	5 665	4 023
adjustments for non-cash items
cash flow hedge accounting	(8)	19	(198)
movement in environmental provisions capitalised	(10)	—	—
To expand operations	6 174	7 363	4 846
current year additions	6 193	7 316	4 863
adjustments for non-cash items
cash flow hedge accounting	(18)	47	(17)
movement in environmental provisions capitalised	(1)	—	—

Per the statement of cash flows	14 023	13 047	8 671

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

Capital expenditure

Significant projects to enhance operations

        As part of the normal plant operations, the group incurs capital expenditure to replace or modify significant components of plant to maintain the useful lives of the plant operations and improve plant

Sasol Limited Group

Notes to the Financial Statements (Continued)

4     Assets under construction (Continued)

efficiencies. Included in the R7 849 million to enhance existing operations, R7 538 million relates to expenditure incurred to sustain operations. Other expenditure includes amounts incurred to meet legal and environmental obligations.

Significant projects to enhance operations include:

Project	Business unit	2010	2009	2008

		Rm	Rm	Rm
Mining renewal	Mining	—	—	118
Thubelisha shaft to maintain Twistdraai Colliery operation	Mining	752	91	14
Refurbishments of continuous miners	Mining	60	36	15
Impumelelo shaft to maintain Brandspruit mine operation	Mining	88	21	—
Major shutdown and statutory maintenance	Synfuels	1 484	—	—
Replacement of air heater systems at boiler 9	Synfuels	301	104	29
Improvement of Synthol total feed compressors	Synfuels	266	—	—
Selective catalytic cracker—baseline optimisation project	Synfuels	231	206	76
Ash-lock project	Synfuels	181	191	70
17th Reformer project	Synfuels	174	—	—
Turbo phase 1 project	Synfuels	148	33	64
Replace long term catalyst	Synfuels	111	112	63
Replacement of turbine rotors for generator 4	Synfuels	—	51	6
Switchgear replacement programmes	Synfuels	94	64	45
Sulphuric acid plant project	Synfuels	89	134	281
Volatile organic compounds abatement programme	Synfuels	64	41	—
Refurbishment of firewater lines	Synfuels	84	47	43
Oxygen emergency shut down system replacement	Synfuels	71	115	91
Replacement of steam turbines at steam plant	Synfuels	60	—	—
Refurbishment of the utility cooling water towers	Synfuels	55	2	—
Replacement of combined waste heat boilers and feed preheater	Synfuels	54	39	12
Synthol tailgas compressor and turbine upgrade	Synfuels	51	111	—
Replacement of tube bundles in interstage cooler systems	Synfuels	37	90	8
Replacement of conveyor belts for coal processing and ash plants	Synfuels	—	62	5
Change plant to reduce benzene fuel	Synfuels	25	84	116
Secunda Natref pipeline project	Oil	155	50	—
Diesel unifier project	Oil	154	79	—
Depot expansion project	Oil	148	117	11
Supply chain project	Oil	69	28	—
Hydrocrackers project	Oil	14	184	—
Replace long term catalyst	Oil	9	50	2

Sasol Limited Group

Notes to the Financial Statements (Continued)

4     Assets under construction (Continued)

Project	Business unit	2010	2009	2008

		Rm	Rm	Rm
Oryx statutory maintenance	Synfuels International	264	288	213
Replacement of trunk and gathering lines at Sasol Petroleum Temane	Petroleum International	—	84	179
Upgrade of central processing facility at Sasol Petroleum Temane	Petroleum International	77	48	11
Replacement of Infrachem laboratory	Other chemical businesses	101	60	—
Replacement of cranes	Other businesses	27	61	—
Replacement of information management systems and software	Other businesses	127	174	—
Replacement of existing radio systems	Other businesses	—	121	—
Other projects to sustain existing operations	Various	1 913	2 136	1 760
Expenditure related to environmental obligations	Various	126	239	396
Expenditure incurred relating to safety regulations	Various	185	331	197

		7 849	5 684	3 825

Significant projects to expand operations include:

Project	Business unit	2010	2009	2008

		Rm	Rm	Rm
Pipeline expansion—1st compressor	Gas	186	532	—
Power generation with open cycle turbines	Synfuels	842	1 077	186
16th Oxygen train project	Synfuels	970	507	304
10th SAS reactor	Synfuels	463	316	69
Gas heated exchange reformers	Synfuels	354	189	23
Oryx GTL and Escravos GTL	Synfuels International	—	—	865
3rd Catalyst plant in Sasolburg, South Africa	Synfuels International	465	221	10
2nd Catalyst plant, The Netherlands	Synfuels International	—	—	366
Mozambique expansion	Petroleum International	484	1 203	454
Petroleum West Africa development	Petroleum International	83	429	235
Project Turbo	Polymers	—	86	362
Arya Sasol Polymer Company (Iran)	Polymers	—	166	457
2nd and 3rd Octene trains	Solvents	—	298	323
Fischer-Tropsch Wax expansion project	Other chemical businesses	564	227	—
Other projects	Various	1 763	2 112	1 192

		6 174	7 363	4 846

Sasol Limited Group

Notes to the Financial Statements (Continued)

5      Goodwill

	Note	2010	2009	2008

		Rm	Rm	Rm
Cost
Balance at beginning of year		1 877	2 102	1 524
Acquisition of businesses	55	—	—	144
Translation of foreign operations	47	(218)	(225)	434

Balance at end of year		1 659	1 877	2 102

Accumulated impairment
Balance at beginning of year		1 072	1 228	938
Translation of foreign operations		(151)	(156)	290

Balance at end of year		921	1 072	1 228

Carrying value at end of year		738	805	874

Business segmentation
Olefins & Surfactants		203	222	250
Solvents		184	220	249
Wax		171	183	195
Nitro		95	95	95
Oil		85	85	85

Total operations		738	805	874

        For the purposes of impairment testing, goodwill is allocated to the smallest cash generating unit. Impairment testing in respect of goodwill is performed at each reporting date by comparing the recoverable amount based on the value-in-use of the cash generating unit to the carrying amount as described in note 42.

Sasol Limited Group

Notes to the Financial Statements (Continued)

6      Other intangible assets

	Note	2010	2009	2008

		Rm	Rm	Rm
Cost
Balance at beginning of year		3 067	2 992	2 861
Acquisition of businesses	55	—	3	49
Additions		256	363	274
to enhance existing operations		255	209	267
to expand operations		1	154	7
Net transfer (to)/from property, plant and equipment	3	(1)	3	3
Assets under construction capitalised	4	260	308	111
Transfer (to)/from inventories		(3)	—	1
Net reclassification from/(to) from held for sale		6	(7)	—
Translation of foreign operations	47	(173)	(209)	315
Disposal of businesses		(1)	—	—
Disposals and scrapping		(269)	(386)	(622)

Balance at end of year		3 142	3 067	2 992

Comprising
Software		1 301	1 121	1 177
Patents and trademarks		916	982	896
Emission rights		274	297	305
Other intangible assets		651	667	614

		3 142	3 067	2 992

Sasol Limited Group

Notes to the Financial Statements (Continued)

6      Other intangible assets (Continued)

	Note	2010	2009	2008

		Rm	Rm	Rm
Accumulated amortisation and impairment
Balance at beginning of year		1 999	2 028	2 232
Acquisition of businesses		—	—	(7)
Current year charge	35	203	186	192
(Reversal of impairment)/impairment of assets	42	(14)	137	3
Net transfer (to)/from property, plant and equipment	3	(23)	2	(2)
Transfer to inventories		(1)	—	—
Net reclassification from/(to) held for sale		6	(7)	—
Translation of foreign operations	47	(104)	(99)	196
Disposal of businesses		(1)	—	—
Disposals and scrapping		(116)	(248)	(586)

Balance at end of year		1 949	1 999	2 028

Comprising
Software		868	846	932
Patents and trademarks		649	705	738
Emission rights		26	77	7
Other intangible assets		406	371	351

		1 949	1 999	2 028

Carrying value
Software		433	275	245
Patents and trademarks		267	277	158
Emission rights		248	220	298
Other intangible assets		245	296	263

		1 193	1 068	964

Sasol Limited Group

Notes to the Financial Statements (Continued)

6      Other intangible assets (Continued)

2010	Software	Patents and trademarks	Emission rights	Other intangible assets	Total

	Rm	Rm	Rm	Rm	Rm
Cost
Balance at 30 June 2009	1 121	982	297	667	3 067
Additions	20	27	205	4	256
to enhance existing operations	19	27	205	4	255
to expand operations	1	—	—	—	1
Net transfer to property, plant and equipment	(1)	—	—	—	(1)
Assets under construction capitalised	242	2	—	16	260
Transfer to inventories	(3)	—	—	—	(3)
Net reclassification from held for sale	—	—	6	—	6
Translation of foreign operations	(20)	(85)	(34)	(34)	(173)
Disposal of businesses	—	—	(1)	—	(1)
Disposals and scrapping	(58)	(10)	(199)	(2)	(269)

Balance at 30 June 2010	1 301	916	274	651	3 142

Accumulated amortisation and impairment
Balance at 30 June 2009	846	705	77	371	1 999
Current year charge	121	32	—	50	203
Reversal of impairment of assets	—	(8)	(6)	—	(14)
Transfer to property, plant and equipment	(23)	—	—	—	(23)
Transfer to inventories	(1)	—	—	—	(1)
Net reclassification from held for sale	—	—	6	—	6
Translation of foreign operations	(18)	(71)	(2)	(13)	(104)
Disposal of businesses	—	—	(1)	—	(1)
Disposals and scrapping	(57)	(9)	(48)	(2)	(116)

Balance at 30 June 2010	868	649	26	406	1 949

Carrying value at 30 June 2010	433	267	248	245	1 193

Carrying value at 30 June 2009	275	277	220	296	1 068

Sasol Limited Group

Notes to the Financial Statements (Continued)

6      Other intangible assets (Continued)

        All intangible assets were acquired from third parties.

	2010	2009	2008

	Rm	Rm	Rm
Additions to other intangible assets (cash flow)
To enhance existing operations	50	25	10
current year additions	255	209	267
adjustments for non-cash item emission rights received	(205)	(184)	(257)
To expand operations	1	101	7
current year additions	1	154	7
adjustments for non-cash item emission rights received	—	(53)	—
Per the statement of cash flows	51	126	17

	2010	2009	2008

	Rm	Rm	Rm
Additional disclosures
Cost price of fully amortised and fully impaired assets still in use	776	990	1 045
Amortisation rates
Software	17-33%	17-33%	17-33%
Patents and trademarks	20%	20%	20%

        Emission rights are not subject to amortisation. The assessment that the estimated useful lives of these assets are indefinite is based on the assumption that emission rights can be utilised over an indefinite number of years as there are no limitations on the transferability thereof. This assessment is reviewed at least annually. The recoverable amount of emission rights is determined based on their quoted market price.

        The estimation of the useful lives of other intangible assets is based on historic performance as well as expectations about future use and therefore requires a significant degree of judgement to be applied by management. These rates represent management's best estimate of the useful lives of these assets.

Sasol Limited Group

Notes to the Financial Statements (Continued)

6      Other intangible assets (Continued)

	2010	2009	2008

	Rm	Rm	Rm
Estimated future aggregate amortisation
Within one year	248	195	167
One to two years	177	147	113
Two to three years	129	124	83
Three to four years	100	88	65
Four to five years	65	170	38
More than five years	226	124	200

	945	848	666
Assets not subject to amortisation (emission rights)	248	220	298

	1 193	1 068	964

	2010	2009	2008

	Rm	Rm	Rm
Business segmentation of emission rights
Olefins & Surfactants	165	136	212
Solvents	42	41	69
Wax	8	9	14
Financing	30	31	—
Merisol	3	3	3

	248	220	298

Capital commitments

        Capital commitments include all projects for which specific board approval has been obtained at the reporting date. Projects still under investigation for which specific board approvals have not yet been obtained are excluded from the following:

	2010	2009	2008

	Rm	Rm	Rm
Authorised and contracted for	112	138	199
Authorised but not yet contracted for	245	140	60
Less expenditure to the end of year	(84)	(94)	(164)

	273	184	95

        These capital commitments are in respect of subsidiary companies only.

Funding

        Capital expenditure will be financed from funds generated out of normal business operations, existing borrowing facilities and specific project financing.

Sasol Limited Group

Notes to the Financial Statements (Continued)

7      Investments in securities

	Note	2010	2009	2008

		Rm	Rm	Rm
Investments available-for-sale	7.1	245	264	288
long-term investments		168	187	210
short-term investment*		77	77	78
Investments held-to-maturity	7.2	417	387	347

Investments in securities per statement of financial position		662	651	635

long-term portion		585	574	557
short-term portion		77	77	78

*
Since 2006, sEnergy Insurance Limited suspended its underwriting activities and is currently in the process of discharging its liabilities and settling all claims in full. The company will be liquidated. It is expected that Sasol's initial investment in the company will be repaid within the next year, once this process had been completed.

7.1   Investments available-for-sale

	Note	2010	2009	2008

		Rm	Rm	Rm
At cost
Balance at beginning of year		264	288	230
Investments purchased		17	9	6
Investments sold		(14)	(7)	—
Impairment of investments	42	(1)	(8)	—
Revaluation to fair value		4	—	(1)
Disposal of businesses		—	7	—
Transfer to investments in associates		—	—	(1)
Translation of foreign operations	47	(25)	(25)	54

Balance at end of year		245	264	288

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

Name	Country of incorporation	Nature of business	Interest	2010	2009	2008

			%	Rm	Rm	Rm
Investments available-for-sale
Aetylen Rohrleitungsgesellschaft GmbH & Co KG	Germany	Pipeline business	20	135	157	185
sEnergy Insurance Limited	Bermuda	Insurance	6	77	77	78
Other			various	33	30	25

				245	264	288

        Except for the investment in sEnergy Insurance Limited, the unlisted investments represent strategic investments of the group and are long-term in nature as management has no intention of disposing of these investments in the foreseeable future.

7.2   Investments held-to-maturity

	2010	2009	2008

	Rm	Rm	Rm
At amortised cost
Balance at beginning of year	387	347	312
Reinvestment of funds	30	40	35

Balance at end of year	417	387	347

Fair value of investments held-to-maturity

        The fair value of investments held-to-maturity is determined using a discounted cash flow method using market related rates at 30 June. The market related rates used to discount estimated cash flows were between 7,55% and 8,05% (2009—11,5% and 11,8%).

	Carrying value 2010	Fair value 2010

	Rm	Rm
Investments held-to-maturity	417	417

Sasol Limited Group

Notes to the Financial Statements (Continued)

7      Investments in securities (Continued)

        At 30 June, the group's investments held-to-maturity and their carrying values were

Name	Country of incorporation	Nature of business	Interest rate at 30 June 2010	2010	2009	2008

			%	Rm	Rm	Rm
Investments held-to-maturity
Long-term fixed deposits with fixed interest and fixed or determinable maturity dates	South Africa	Investment*	7,55-8,05	417	387	347

*
The long-term fixed deposits are restricted in use as they are held in a separate trust to be used exclusively for rehabilitation purposes at Sasol Mining.

8      Investments in associates

	2010	2009	2008

	Rm	Rm	Rm
Balance at beginning of year	2 170	830	692
Acquisition of associates	—	1 310	1
Additional investments in associates	1 248	524	—
Share of profit of associates, net of dividends received	164	(210)	105
Effect of translation of foreign operations	(9)	(284)	32

Balance at end of year	3 573	2 170	830

Comprising
Investments at cost	3 365	2 105	271
Share of post-acquisition reserves	208	65	559

	3 573	2 170	830

Sasol Limited Group

Notes to the Financial Statements (Continued)

8      Investments in associates (Continued)

Fair value of investments in associates

        The fair value of investments in associates is determined using a discounted cash flow method using market related rates at 30 June. The market related rates used to discount estimated cash flows were between 9,96% and 15,50% (2009—13,25% and 14,30%).

	Note	2010	2009	2008

		Rm	Rm	Rm
Estimated fair value of investments in associates		6 301	6 050	3 790

Dividends received from associates	52	53	480	235

Key financial information of associates*
Non-current assets		39 885	29 616	4 010
Property, plant and equipment		3 712	3 452	3 703
Assets under construction		36 041	26 020	—
Other non-current assets		132	144	307
Current assets		9 644	4 931	2 967

Total assets		49 529	34 547	6 977

Shareholders' equity		23 383	12 551	4 779
Long-term debt (interest bearing)		113	109	399
Long-term provisions		750	2	2
Other non-current liabilities		23 562	19 595	821
Interest bearing current liabilities		707	1 248	620
Non-interest bearing current liabilities		1 014	1 042	356

Total equity and liabilities		49 529	34 547	6 977

Total turnover		5 827	7 496	5 913

Operating profit		2 295	3 139	2 802
Finance income		2	3	2
Finance expenses		(33)	(50)	(61)

Profit before tax		2 264	3 092	2 743
Taxation		(571)	(794)	(651)

Profit		1 693	2 298	2 092

*
The financial information provided represents the full financial position and results of the associates.

        There were no contingent liabilities at 30 June 2010 relating to associates other than disclosed in note 57.

        In 2010, an amount of R1 266 million (2009—R2 468 million) has been committed by the group for further development of the Escravos GTL project. Refer to note 3 for capital commitments relating to 2008.

Sasol Limited Group

Notes to the Financial Statements (Continued)

8      Investments in associates (Continued)

        Impairment testing in respect of investments in associates is performed at each reporting date by comparing the recoverable amount based on the value-in-use of the cash generating unit to the carrying amount as described in note 42.

        At 30 June, the group's associates, interest in those associates and the total carrying value were

				Carrying value
	Country of incorporation	Nature of business
Name			Interest	2010	2009	2008

			%	Rm	Rm	Rm
Escravos GTL (EGTL)*	Nigeria	GTL plant	10	2 702	1 507	—
Optimal Olefins Malaysia Sdn Bhd**	Malaysia	Ethane and propane gas cracker	12	676	484	686
Wesco China Ltd	Hong Kong	Trading and distribution of plastics raw materials	40	154	128	127
Other			various	41	51	17

				3 573	2 170	830

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

9      Post-retirement benefit assets

	2010	2009	2008

	Rm	Rm	Rm
Post-retirement benefit assets	789	716	571

        For further details of post-retirement benefit assets, refer note 21.

Sasol Limited Group

Notes to the Financial Statements (Continued)

10    Long-term receivables and prepaid expenses

	Note	2010	2009	2008

		Rm	Rm	Rm
Total long-term receivables		1 317	1 835	1 499
Short-term portion	15	(169)	(412)	(167)

		1 148	1 423	1 332
Long-term prepaid expenses		93	33	53

		1 241	1 456	1 385

Comprising
Long-term joint venture receivables (interest bearing)		791	1 060	868
Long-term interest-bearing loans		307	318	353
Long-term interest-free loans		50	45	111

		1 148	1 423	1 332

Maturity profile
Within one year		169	412	167
One to two years		325	13	12
Two to three years		320	8	324
Three to four years		164	8	282
Four to five years		9	350	285
More than five years		330	1 044	429

		1 317	1 835	1 499

Currency analysis
Euro		1 243	1 380	1 234
US dollar		34	435	180
Rand		38	17	81
Other currencies		2	3	4

		1 317	1 835	1 499

Geographic segmentation
South Africa		44	23	90
Rest of Africa		9	3	3
Europe		324	362	409
North America		19	39	79
Southeast Asia and Australasia		—	—	1
Middle East and India		919	1 406	918
Far East		2	2	1

		1 317	1 835	1 499

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

Sasol Limited Group

Notes to the Financial Statements (Continued)

        The interest-free loans relate primarily to deposits on office rental space in terms of various operating lease agreements. These amounts were considered to be recoverable as at 30 June 2010.

	2010	2009	2008

	Rm	Rm	Rm
Fair value of long-term receivables	1 317	1 835	1 499

Impairment of long-term loans and receivables

        Long-term loans and receivables that are not past the due date are not considered to be impaired, except in situations where they are part of individually impaired long-term loans and receivables.

Collateral

        The group holds no collateral over the long-term receivables.

11    Long-term financial assets

	2010	2009	2008

	Rm	Rm	Rm
Forward exchange contracts	2	14	11
Cross currency swaps	—	—	665
Interest rate derivatives	—	1	13

Arising on long-term derivative financial instruments	2	15	689

used for cash flow hedging	—	1	13
held for trading	2	14	676

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

Sasol Limited Group

Notes to the Financial Statements (Continued)

Current assets

	Note	2010	2009	2008

		Rm	Rm	Rm
Investments in securities	7	77	77	78
Assets held for sale	12	16	86	3 833
Inventories	13	16 472	14 589	20 088
Tax receivable	28	356	27	10
Trade receivables	14	18 624	15 176	22 838
Other receivables and prepaid expenses	15	1 417	1 864	2 407
Short-term financial assets	16	50	520	330
Cash restricted for use	17	1 841	1 247	814
Cash	17	14 870	19 425	4 435

		53 723	53 011	54 833

12    Disposal groups held for sale

	2010	2009	2008

	Rm	Rm	Rm
Assets held for sale
Sasol Italy Paderno Dugano site	16	—	—
Sasol Italy Crotone	—	86	—
Escravos GTL	—	—	3 833

	16	86	3 833

Liabilities in disposal groups held for sale
Sasol Italy Paderno Dugano site	(4)	—	—
Sasol Italy Crotone	—	(65)	—
Escravos GTL	—	—	(142)

	(4)	(65)	(142)

12.1 Olefins & Surfactants (Sasol O&S)

        During 2010, as part of the Sasol O&S restructuring programme announced in March 2007, Sasol decided to dispose of its Paderno Dugnano Italy site. As a result, Sasol entered into negotiations with a potential buyer interested in acquiring the land.

        During 2009, as part of the Sasol O&S restructuring programme announced in March 2007, Sasol decided to dispose of its investment in the inorganic business situated at the Crotone, Italy site. As a result, Sasol entered into negotiations with a potential buyer interested in acquiring the business as a going concern. Based on management's estimate of fair value to be obtained from the sale, the net assets were impaired by R16 million to their fair value less costs to sell.

12.2 Escravos GTL (EGTL)

        During 2008, Sasol decided in principle that it would not continue with its then current 37,5% participation in the EGTL project. As a result, Sasol entered into negotiations with Chevron Nigeria Limited to reduce its interest from 37,5% to 10%. Based on management's estimate of fair value to be

Sasol Limited Group

Notes to the Financial Statements (Continued)

12    Disposal groups held for sale (Continued)

obtained from the sale, the EGTL net assets were impaired by R362 million to their fair value less costs to sell in 2008.

        Consequently, EGTL was no longer proportionally consolidated as a joint venture and the assets were classified as a disposal group held for sale. On 24 December 2008, Sasol reduced its interest in EGTL from 37,5% to 10%. The 10% interest retained by Sasol has been recognised as an investment in an associate at its fair value at the date of the disposal plus additional investments in the associate (refer note 8).

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

EGTL assets held for sale consisted of the following
Total investment in EGTL project	3 833
27,5% interest in EGTL project to be disposed	2 811
10,0% interest in EGTL project to be retained	1 022
Deferred tax liability	(142)

3 691

Sasol Limited Group

Notes to the Financial Statements (Continued)

13    Inventories

	2010	2009	2008

	Rm	Rm	Rm
Carrying value
Crude oil and other raw materials(1)	2 622	2 593	5 130
Process material	1 400	1 482	1 153
Maintenance materials	2 851	2 649	1 905
Work in process(1)	1 357	1 380	2 187
Manufactured products(1)	8 124	6 347	9 450
Consignment inventory	118	138	263

	16 472	14 589	20 088

(1)
Intermediate products previously included as manufactured products and crude oil and other raw materials, having risks and rewards more closely aligned to work in process were reclassified. This resulted in R631 million being reclassified in 2009 (2008—R1 089 million) from manufactured products to work in process and R385 million being reclassified in 2009 (2008—R625 million) from crude oil and other raw materials to work in process.

	Note	2010	2009	2008

		Rm	Rm	Rm
Inventories carried at net realisable value
(taken into account in the carrying value of inventories above)
Crude oil and other raw materials		146	51	35
Process material		32	189	230
Maintenance materials		102	20	17
Manufactured products		2 040	1 880	860

		2 320	2 140	1 142

Write-down/(reversal of write down) of inventories to net realisable value
Crude oil and other raw materials		42	321	2
Process material		(54)	29	10
Maintenance materials		4	—	1
Manufactured products		126	615	92

Income statement charge	35	118	965	105

Inventory obsolescence
(taken into account in the carrying value of inventories above)
Balance at beginning of year		388	337	322
Raised during year		168	192	132
Utilised during year		(110)	(115)	(124)
Released during year		(13)	(14)	(22)
Translation of foreign operations		(12)	(12)	29

Balance at end of year		421	388	337

Sasol Limited Group

Notes to the Financial Statements (Continued)

13    Inventories (Continued)

	2010	2009	2008

	Rm	Rm	Rm
Business segmentation
South African energy cluster	6 622	5 548	7 433
Mining	847	508	539
Gas	40	104	93
Synfuels	1 874	1 997	1 303
Oil	3 861	2 939	5 498
International energy cluster	995	866	694
Synfuels International	973	847	666
Petroleum International	22	19	28
Chemical cluster	8 837	8 155	11 942
Polymers	1 498	1 510	1 394
Solvents	2 108	1 628	1 711
Olefins & Surfactants	3 129	2 936	5 824
Other	2 102	2 081	3 013
Other businesses	18	20	19

Total operations	16 472	14 589	20 088

        The impact of lower crude oil prices as well as prices of other energy and chemical products has had a direct impact on the carrying value of inventory, affecting mainly the Sasol Oil business unit and the chemical businesses. These decreases resulted in a net realisable value write-down of R172 million in 2010 (2009—R965 million; 2008—R105 million).

        The reversal of the net realisable value write-down of R54 million in 2010 arises due to the increase in catalyst prices, which affect mainly the catalyst business.

        No inventories are encumbered.

Sasol Limited Group

Notes to the Financial Statements (Continued)

14    Trade receivables

	Note	2010	2009	2008

		Rm	Rm	Rm
Trade receivables		14 245	12 052	18 864
Related party receivables		1 358	705	952
third parties		1 206	549	664
joint ventures		152	156	288
Impairment of trade receivables		(307)	(258)	(144)

Receivables		15 296	12 499	19 672
Duties recoverable from customers		2 064	1 972	1 826
Value added tax		1 264	705	1 340

		18 624	15 176	22 838

Currency analysis
Euro		3 648	2 906	5 406
US dollar		4 809	3 635	5 506
Rand		6 073	5 423	8 069
Pound sterling		106	94	123
Other currencies		660	441	568

		15 296	12 499	19 672

Impairment of trade receivables
Balance at beginning of year		(258)	(144)	(118)
Raised during year	36	(138)	(198)	(60)
Utilised during year		53	25	14
Released during year	36	15	41	33
Translation of foreign operations		21	18	(13)

Balance at end of year		(307)	(258)	(144)

Age analysis of trade receivables

	Carrying value 2010	Impairment 2010	Carrying value 2009	Impairment 2009

	Rm	Rm	Rm	Rm
Not past due date	12 756	28	10 833	14
Past due 0–30 days	1 002	10	658	3
Past due 31–150 days	144	46	281	76
Past due 151 days–1 year	140	23	186	96
More than 1 year*	203	200	94	69

	14 245	307	12 052	258

*
More than 1 year relates to long outstanding balances for specific customers who have exceeded their contractual repayment terms.

Sasol Limited Group

Notes to the Financial Statements (Continued)

14    Trade receivables (Continued)

Renegotiated terms

        The repayment terms of trade receivables to the value of R109 million at 30 June 2010 (2009—R250 million; 2008—Nil) has been renegotiated to assist the relevant parties in managing their short-term liquidity.

Impairment of trade receivables

        Trade receivables that are not past the due date are not considered to be impaired, except in situations where they are part of individually impaired trade receivables. The individually impaired trade receivables mainly relate to certain customers who are trading in difficult economic circumstances.

	2010	2009	2008

	Rm	Rm	Rm
Credit risk exposure in respect of trade receivables is analysed as follows
Business segmentation
South African energy cluster	7 038	6 062	8 688
Mining	47	18	192
Gas	379	268	316
Synfuels	176	152	273
Oil	6 434	5 615	7 902
Other	2	9	5
International energy cluster	533	651	1 188
Synfuels International	335	519	992
Petroleum International	198	132	196
Chemical cluster	10 997	8 435	12 948
Polymers	2 543	1 973	2 254
Solvents	2 704	1 925	3 094
Olefins & Surfactants	4 016	2 962	5 371
Other	1 734	1 575	2 229
Other businesses	56	28	14

Total operations	18 624	15 176	22 838

Fair value of receivables

        The carrying value approximates fair value because of the short period to maturity of these instruments.

Collateral

        No trade receivables have been committed as security for debt.

Sasol Limited Group

Notes to the Financial Statements (Continued)

14    Trade receivables (Continued)

Geographic segmentation of trade receivables

	2010	2009	2008

	Rm	Rm	Rm
South Africa	9 443	8 028	11 221
Rest of Africa	281	343	507
Europe	4 455	3 780	6 709
North America	1 695	1 019	1 653
South America	296	187	446
South-East Asia and Australasia	526	495	745
Middle East and India	1 202	678	569
Far East	726	646	988

	18 624	15 176	22 838

15    Other receivables and prepaid expenses

	Note	2010	2009	2008

		Rm	Rm	Rm
Fuel related receivables*		—	—	550
Insurance related receivables		121	211	300
Capital projects related receivables		29	32	63
Employee related receivables		42	43	48
Other receivables		552	621	954

		744	907	1 915
Short-term portion of long-term receivables	10	169	412	167

Other receivables		913	1 319	2 082
Prepaid expenses		504	545	325

		1 417	1 864	2 407

*
Relates to the underrecovery by Sasol Oil on regulated fuel prices, which will be recovered by future increases in the regulated fuel price.

	2010	2009	2008

	Rm	Rm	Rm
Currency analysis
Euro	149	122	477
US dollar	237	372	531
Rand	265	317	768
Other currencies	93	96	139

	744	907	1 915

Sasol Limited Group

Notes to the Financial Statements (Continued)

15    Other receivables and prepaid expenses (Continued)

Geographic segmentation of other receivables and prepaid expenses

	2010	2009	2008

	Rm	Rm	Rm
South Africa	489	436	963
Rest of Africa	36	52	102
Europe	379	419	679
North America	179	346	131
South-East Asia and Australasia	11	17	1
Middle East and India	304	566	506
Far East	19	28	25

	1 417	1 864	2 407

Fair value of other receivables

        The carrying value approximates fair value because of the short period to maturity of these instruments.

16    Short-term financial assets

	2010	2009	2008

	Rm	Rm	Rm
Forward exchange contracts	50	82	262
Cross currency swaps	—	438	—
Interest rate derivatives	—	—	37
Commodity derivatives	—	—	31

Arising on short-term derivative financial instruments	50	520	330

used for cash flow hedging	2	13	276
held for trading	48	507	54

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

Sasol Limited Group

Notes to the Financial Statements (Continued)

16    Short-term financial assets (Continued)

Interest rate and commodity derivatives

        The fair value of interest rate and commodity derivatives were determined by reference to quoted market prices for similar instruments.

17    Cash and cash equivalents

	2010	2009	2008

	Rm	Rm	Rm
Cash restricted for use	1 841	1 247	814
Cash	14 870	19 425	4 435
Bank overdraft	(119)	(80)	(914)

Per the statement of cash flows	16 592	20 592	4 335

Cash restricted for use
In trust	209	470	241
In respect of joint ventures	1 176	242	204
In cell captive insurance companies	239	166	162
Held as collateral	87	78	96
Other	130	291	111

	1 841	1 247	814

Included in cash restricted for use:

  •
  Cash held in trust of R209 million (2009—R470 million; 2008—R241 million) is restricted for use and is being held in escrow for the funding of specific project finance related to the construction of joint venture plants;

  •
  Cash in respect of joint ventures can only be utilised for the businesses of the joint ventures;

  •
  Cell captive insurance company funds of R239 million (2009—R166 million; 2008—R162 million) to which the group has restricted title. The funds are restricted solely to be utilised for insurance purposes;

  •
  Cash deposits of R87 million (2009—R78 million; 2008—R96 million) serving as collateral for bank guarantees; and

  •
  Other cash restricted for use include customer foreign currency accounts to be used for the construction of reactors where the contractor pays in advance. The cash can be utilised only for these designated reactor supply projects.

Sasol Limited Group

Notes to the Financial Statements (Continued)

17    Cash and cash equivalents (Continued)

	2010	2009	2008

	Rm	Rm	Rm
Currency analysis
Euro	645	499	244
US dollar	456	314	172
Rand	255	212	236
Other currencies	485	222	162

	1 841	1 247	814

Cash
Cash on hand and in bank	3 590	4 580	2 945
Foreign currency accounts	394	293	705
Short-term deposits	10 886	14 552	785

	14 870	19 425	4 435

Currency analysis
Euro	640	1 512	821
US dollar	2 559	3 169	2 633
Rand	11 004	14 328	499
Pound sterling	64	44	63
Other currencies	603	372	419

	14 870	19 425	4 435

Bank overdraft	(119)	(80)	(914)

Currency analysis
Euro	(75)	(28)	(542)
US dollar	(3)	—	(20)
Rand	(38)	(50)	(341)
Other currencies	(3)	(2)	(11)

	(119)	(80)	(914)

Fair value of cash and cash equivalents

        The carrying value of cash and cash equivalents approximates fair value due to the short-term maturity of these instruments.

Non-Current Liabilities

	Note	2010	2009	2008

		Rm	Rm	Rm
Long-term debt	18	14 111	13 615	15 682
Long-term financial liabilities	19	75	143	37
Long-term provisions	20	7 013	5 729	4 491
Post-retirement benefit obligations	21	4 495	4 454	4 578
Long-term deferred income	22	273	297	376
Deferred tax liabilities	23	10 406	9 168	8 446

		36 373	33 406	33 610

Sasol Limited Group

Notes to the Financial Statements (Continued)

18      Long-term debt

	Note	2010	2009	2008

		Rm	Rm	Rm
Total long-term debt		15 197	17 887	16 803
Short-term portion	24	(1 086)	(4 272)	(1 121)

		14 111	13 615	15 682

Analysis of long-term debt
At amortised cost
Secured debt		3 611	3 973	7 469
Preference shares		6 960	6 730	2 215
Finance leases		908	795	753
Unsecured debt		3 766	6 444	6 461
Unamortised loan costs		(48)	(55)	(95)

		15 197	17 887	16 803

Reconciliation
Balance at beginning of year		17 887	16 803	16 434
Acquisition of businesses	55	—	—	257
Loans raised		2 080	5 575	3 806
Loans repaid		(4 647)	(4 820)	(4 588)
Amortisation of loan costs		18	21	19
Effect of cash flow hedge accounting		8	—	1
Translation effect of foreign currency loans		(94)	135	356
Translation of foreign operations	47	(55)	173	518

Balance at end of year		15 197	17 887	16 803

Currency analysis
Euro		2 680	5 733	6 723
US dollar		126	180	2 638
Rand		12 314	11 878	7 346
Other		77	96	96

		15 197	17 887	16 803

Interest bearing status
Interest bearing debt		14 472	17 244	16 166
Non-interest bearing debt		725	643	637

		15 197	17 887	16 803

Maturity profile
Within one year		1 086	4 272	1 121
One to two years		1 751	911	4 816
Two to three years		1 418	1 181	1 392
Three to four years		1 375	1 106	1 450
Four to five years		947	1 172	1 429
More than five years		8 620	9 245	6 595

		15 197	17 887	16 803

Sasol Limited Group

Notes to the Financial Statements (Continued)

18      Long-term debt (Continued)

	2010	2009	2008

	Rm	Rm	Rm
Related party long-term debt included in long-term debt
Third parties	1 566	1 159	134
Joint ventures	78	33	803

	1 644	1 192	937

Business segmentation
South African energy cluster	4 835	4 492	4 422
Mining	99	—	—
Gas	2 245	2 271	2 410
Synfuels	2	—	—
Oil	2 489	2 221	2 012
International energy cluster	660	814	3 426
Synfuels International	3	3	2 454
Petroleum International	657	811	972
Chemical cluster	2 692	2 486	3 044
Polymers	2 353	2 341	2 861
Solvents	192	—	1
Olefins & Surfactants	117	120	140
Other	30	25	42
Other businesses*	7 010	10 095	5 911

Total operations	15 197	17 887	16 803

*
Other businesses include Sasol Financing which conducts the group's treasury activities.

Sasol Limited Group

Notes to the Financial Statements (Continued)

18    Long-term debt (Continued)

Fair value of long-term debt

        The fair value of long-term debt is based on the quoted market price for the same or similar instruments or on the current rates available for debt with the same maturity profile and with similar cash flows. Market related rates ranging between 2,0% and 18,25% were used to discount estimated cash flows based on the underlying currency of the debt.

	2010	2009	2008

	Rm	Rm	Rm
Total long-term debt (before unamortised loan costs)	14 554	16 273	16 672

        In terms of Sasol Limited's Articles of Association the group's borrowing powers are limited to twice the sum of its share capital and reserves (2010—R189 billion, 2009—R168 billion and 2008—R153 billion).

Terms of repayment	Security	Business	Currency	Interest rate at 30 June 2010	2010	2009	2008

					Rm	Rm	Rm
Secured debt
Repayable in semi-annual instalments ending between June 2015 and December 2017	Secured by plant and intangible assets with a carrying value of R3 710 million (2009—R3 620 million)	Gas (Rompco)	Rand	Jibar + 1,15% to 2,5%	1 371	1 608	1 844
Repayable in semi-annual instalments ending between 2012 and 2016	Secured by plant and intangible assets with a carrying value of R4 465 million (2009—R4 667 million)	Polymers (Arya)	Euro and US dollar	Euribor + 0,5% and Libor + 0,5%	1 262	1 398	2 008
Repayable in semi-annual instalments ending June 2015	Secured by plant and equipment with a carrying value of R3 110 million (2009—R2 746 million)	Petroleum International	Rand and Euro	Jibar + 1,15% to 2,5% and Euribor + 2,5%	671	831	1 001
Repayable in quarterly instalments ending December 2011 and 2012	Secured by a mortgage over property, plant and equipment with a carrying value of R90 million (2009—R134 million)	O&S (Yihai)	US dollar and Yuan renminbi	Libor + 10,5% and Fixed 5,8% to 6,5%	88	113	126
Repayable in April 2014	Secured by the shares in the company borrowing the funds	Oil (Petromoc)	US dollar	Variable 18,0%	7	10	13
Repayable in semi-annual instalments ending December 2018	Secured by plant, intangible and other current assets with a carrying value of R199 million	Huntsman	Euro	Euribor + 2,9%	199	—	—
Other secured debt		Various	Various	Various	13	13	15
Settled during the financial year					—	—	2 462

					3 611	3 973	7 469

Sasol Limited Group

Notes to the Financial Statements (Continued)

18    Long-term debt (Continued)

Terms of repayment	Security	Business	Currency	Interest rate at 30 June 2010	2010	2009	2008

					Rm	Rm	Rm
Preference shares
A preference shares repayable in semi-annual instalments between October 2011 and October 2018(1)	Secured by Sasol preferred ordinary shares held by the company	Other (Inzalo)	Rand	Fixed 10,2% to 11,2%	2 462	2 475	901
B preference shares repayable October 2018(2)	Secured by Sasol preferred ordinary shares held by the company	Other (Inzalo)	Rand	Fixed 12,1% to 13,5%	1 153	1 152	363
C preference shares repayable October 2018(3)	Secured by guarantee from Sasol Limited	Other (Inzalo)	Rand	Variable 7,3%	3 345	3 103	951

					6 960	6 730	2 215

Finance leases
Repayable in monthly instalments over 10 to 30 years ending 2033	Secured by plant and equipment with a carrying value of R774 million (2009—R761 million)	Oil	Rand	Variable 7,75% to 17,0%	733	737	726
Other smaller finance leases	Underlying assets	Various	Various	Various	175	58	10
Settled during the financial year					—	—	17

					908	795	753

Total secured debt					11 479	11 498	10 437

Terms of repayment	Business	Currency	Interest rate at 30 June 2010	2010	2009	2008

				Rm	Rm	Rm
Unsecured debt
Repayable in semi-annual instalments ending December 2017	Oil	Rand	Variable 7,68%	923	1 089	919
Loan from iGas (non-controlling shareholder) in Republic of Mozambique Pipeline Investments Company (Pty) Limited. No fixed repayment terms	Gas (Rompco)	Rand	—	300	300	300
Loan from CMG (non-controlling shareholder) in Republic of Mozambique Pipeline Investments Company (Pty) Limited. No fixed repayment terms	Gas (Rompco)	Rand	—	300	300	300
Term loan from CEF in Republic of Mozambique Pipeline Investments Company (Pty) Limited. Repayable by June 2012	Gas (Rompco)	Rand	Jibar + 4,5%	300	100	—
Repayable in semi-annual instalments ending June 2014	Oil	Rand	Fixed 11,55%	116	161	205
No fixed repayment terms	Oil	Rand	Fixed 8,0%	253	215	135
Repayable in yearly instalments ending June 2019	Oil	Rand	Variable 9,24%	450	—	—
Repayable in equal semi-annual instalments until 31 December 2013	Polymers (Arya)	Euro	Euribor + 3,0%	1 013	917	784
Other unsecured debt	Various	Various	Various	111	53	54
Settled during the financial year	Various	Various	Various	—	3 309	3 764

Total unsecured debt				3 766	6 444	6 461

Total long-term debt				15 245	17 942	16 898
Unamortised loan costs (amortised over period of debt using effective interest rate method)				(48)	(55)	(95)

				15 197	17 887	16 803

Repayable within one year included in short-term debt (refer note 24)				(1 086)	(4 272)	(1 121)

				14 111	13 615	15 682

Sasol Limited Group

Notes to the Financial Statements (Continued)

18    Long-term debt (Continued)

(1)
No additional A preference shares debt was raised in the current year (2009—R1 530 million; 2008—R900 million) within special purpose entities as part of the Sasol Inzalo share transaction (refer note 46). During the year R14 million (2009—R7 million) was repaid in respect of the capital portion related to these preference shares. Dividends on these preference shares a repayable in semi-annual instalments ending October 2018. It is required that 50% of the principal amount be repaid between October 2008 and October 2018, with the balance of the debt repayable at that date. The A Preference shares are secured by a first right over the Sasol prefer red ordinary shares held by the special purpose entities. It thereforehas no direct recourse against Sasol Limited. The Sasol preferred ordinary shares held may not be disposed of or encumb ered in any way.

(2)
No additional B preference shares debt was raised in the current year (2009—R765 million; 2008—R363 million) within special purpose entities as part of the Sasol Inzalo share transaction. Dividends on these preference shares are payable in semi-annual instalments ending October 2018. The principal amount is repayable on maturity during October 2018. The B Preference shares are secured by a second right over the Sasol preferred ordinary shares held by the special purpose entities. It therefore has no direct recourse against Sasol Limited. The Sasol preferred ordinary shares held may not be disposed of or encumbered in any way.

(3)
No additional B preference shares debt was raised in the current year (2009—R1 900 million; 2008—R950 million) within special purpose entities as part of the Sasol Inzalo share transaction. Dividends and the principal amount on these preference shares are payable on maturity during October 2018. The C Preference shares are secured by a guarantee from Sasol Limited. The Sasol preferred ordinary shares held may not be disposed of or encumbered in any way.

Sasol Limited Group

Notes to the Financial Statements (Continued)

18    Long-term debt (Continued)

Banking facilities and debt arrangements at 30 June 2010

	Expiry date	Currency	Rand equivalent	Utilisation

			Rm	Rm
Sasol Financing
Uncommitted facilities
Commercial banking facilities	Various (short-term)	Rand	4 681	32
Commercial paper programme	None	Rand	6 000	—
Committed facility
Revolving credit facility (bilateral)	June 2013	US dollar	1 151	—
Commercial banking facilities	Various (short-term)	Rand	3 800	—
Sasol Financing International
Uncommitted facilities
Commercial banking facilities	Various (short-term)	Euro	161	—
Committed facility
Revolving credit facility (bilateral)	June 2013	US dollar	1 151	—
Other Sasol businesses
Asset based finance
Republic of Mozambique Pipeline Investments Company (Pty) Limited	December 2017	Rand	2 471	2 271
Sasol Petroleum Temane Limitada	June 2015	Rand and Euro	671	671
Debt arrangements
Arya Sasol Polymer Company	March 2016	Euro	2 634	2 575
National Petroleum Refiners of South Africa (Pty) Limited	Various	Rand	1 957	1 489
Sasol Inzalo Groups Funding (Pty) Limited (preference shares)	October 2011 to October 2018	Rand	2 422	2 422
Sasol Inzalo Public Funding (Pty) Limited (preference shares)	October 2011 to October 2018	Rand	4 538	4 538
Property finance leases
Sasol Oil (Pty) Limited and subsidiaries	Various	Rand	733	733
Other banking facilities and debt arrangements	Various	Various	3 108	1 041

			35 478	15 772

Comprising
Long-term debt				15 197
Short-term debt				456
Bank overdraft (refer note 17)				119

15 772

Financial covenants

        There were no events of default during the current year. The group is in compliance with its debt covenants, none of which are expected to represent material restrictions on funding or investment policies in the foreseeable future.

Sasol Limited Group

Notes to the Financial Statements (Continued)

19    Long-term financial liabilities

	Note	2010	2009	2008

		Rm	Rm	Rm
Financial guarantees recognised		35	37	53
Forward exchange contracts recognised		36	110	—
Interest rate derivates recognised		13	—	—
Less amortisation of financial guarantees		(5)	(3)	(9)

		79	144	44
Less short-term portion of financial guarantees	25	(4)	(1)	(7)

Arising on long-term financial instruments		75	143	37

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

	2010	2009	2008

	Rm	Rm	Rm
Fair value of financial liabilities	73	139	43

Fair value of long-term financial guarantees

        The fair value of long-term financial guarantees were calculated based on the present value of future principal and interest cash flows of the related debt, discounted at the market rate of interest at the reporting date, consistent with the method of calculation at the inception of the guarantee. These interest rates used range between 10,23%-11,72%

Fair value of forward exchange contracts

        The fair value of forward exchange contracts was calculated by comparing the forward exchange contracted rates to the equivalent year end market foreign exchange rates. The present value of these net market values were then calculated using the appropriate currency specific discount curve.

Fair value of interest rate derivatives

        The fair value of interest rate derivatives were determined by reference to quoted market prices for similar instruments.

Sasol Limited Group

Notes to the Financial Statements (Continued)

20    Long-term provisions

	Note	2010	2009	2008

		Rm	Rm	Rm
Balance at beginning of year		6 906	5 614	4 568
Capitalised in property, plant and equipment and assets under construction		109	243	(56)
Operating income charge		1 173	1 377	880
increase for year		1 105	1 216	1 268
reversal of unutilised amounts		(161)	(277)	(65)
effect of change in discount rate		229	438	(323)
Notional interest	40	373	374	307
Utilised during year (cash flow)		(904)	(537)	(522)
Reclassification from/(to) held for sale		16	(25)	97
Reclassification from other payables		54	—	—
Disposal of businesses		(9)	—	—
Translation of foreign operations	47	(131)	(140)	340

Balance at end of year		7 587	6 906	5 614
Less short-term portion	26	(574)	(1 177)	(1 123)

Long-term provisions		7 013	5 729	4 491

Comprising
Environmental		6 109	4 819	3 460
Other		1 478	2 087	2 154
provision against guarantees		405	1 104	874
restructuring costs		6	50	346
share appreciation rights		304	243	212
long-term supply obligation		142	142	135
foreign early retirement provisions		214	—	—
other		407	548	587

		7 587	6 906	5 614

Sasol Limited Group

Notes to the Financial Statements (Continued)

20    Long-term provisions (Continued)

	2010	2009	2008

	Rm	Rm	Rm
Business segmentation
South African energy cluster	4 524	3 299	2 235
Mining	669	567	491
Gas	141	112	77
Synfuels	3 503	2 441	1 515
Oil	211	179	152
International energy cluster	619	591	652
Synfuels International	377	352	535
Petroleum International	242	239	117
Chemical cluster	1 727	1 661	1 518
Polymers	63	50	87
Solvents	144	130	73
Olefins & Surfactants	714	666	794
Other	806	815	564
Other businesses	143	178	86

Total operations	7 013	5 729	4 491

Expected timing of future cash-flows
Within one year	574	1 177	1 123
One to two years	828	370	604
Two to three years	628	688	560
Three to four years	448	552	338
Four to five years	393	261	185
More than five years	4 716	3 858	2 804

	7 587	6 906	5 614

Estimated undiscounted obligation	27 215	22 965	17 342

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

        The following risk-free rates were used to discount the estimated cash flows based on the underlying currency and time duration of the obligation.

	2010	2009	2008

	%	%	%
South Africa	6,6 to 8,4	7,4 to 8,9	9,8 to 12,9
Europe	1,0 to 3,8	1,2 to 4,2	5,0 to 5,4
United States of America	0,6 to 4,5	0,8 to 4,2	3,4 to 5,2

        A 1% change in the discount rate would have the following effect on the long-term provisions recognised

	2010	2009	2008

	Rm	Rm	Rm
Increase in the discount rate	(739)	(467)	(363)
amount capitalised to property, plant and equipment	(139)	(125)	(60)
amount recognised in income statement	(600)	(342)	(303)
Decrease in the discount rate	911	590	468
amount capitalised to property, plant and equipment	174	102	109
amount recognised in income statement	737	488	359

	Environmental 2010	Other 2010	Total 2010

	Rm	Rm	Rm
Balance at beginning of year	4 819	2 087	6 906
Capitalised in property, plant and equipment	109	—	109
Operating income charge	1 098	75	1 173
increase for year	910	195	1 105
reversal of unutilised amounts	(10)	(151)	(161)
effect of change in discount rate	198	31	229
Notional interest	345	28	373
Utilised during year (cash flow)	(189)	(715)	(904)
Reclassification from held for sale	8	8	16
Reclassification from other payables	—	54	54
Disposal of businesses	(8)	(1)	(9)
Translation of foreign operations	(73)	(58)	(131)

Balance at end of year	6 109	1 478	7 587

Sasol Limited Group

Notes to the Financial Statements (Continued)

21    Post-retirement benefit obligations

	Note	2010	2009	2008

		Rm	Rm	Rm
Post-retirement healthcare benefits	21.1	2 535	2 315	2 246
Pension benefits	21.2	1 992	2 199	2 444

Total post-retirement benefit obligations		4 527	4 514	4 690
Less short-term portion
post-retirement healthcare benefits	26	—	(16)	(24)
pension benefits	26	(32)	(44)	(88)

		4 495	4 454	4 578

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

	South Africa	United States of America

For the year ended 30 June
Last actuarial valuation	31 March 2010	30 June 2010
Full/interim valuation	Full	Full
Valuation method adopted	Projected unit credit	Projected unit credit

Sasol Limited Group

Notes to the Financial Statements (Continued)

21    Post-retirement benefit obligations (Continued)

Principal actuarial assumptions

        Weighted average assumptions used in performing actuarial valuation determined in consultation with independent actuaries

	South Africa		United States of America

	2010	2009	2010		2009

	%	%	%		%
At valuation date
Healthcare cost inflation
Initial	7,9	7,9	7,0	*	7,0	*
Ultimate	7,9	7,9	5,5	*	5,5	*
Discount rate	8,9	8,9	5,3		6,0

*
The healthcare cost inflation rate in respect of the plans for the United States of America is capped. All future increases due to the healthcare cost inflation will be borne by the participants.

Reconciliation of projected benefit obligation to the amount recognised in the statement of financial position

	South Africa		United States of America		Total

	2010	2009	2010	2009	2010	2009

	Rm	Rm	Rm	Rm	Rm	Rm
For the year ended 30 June
Projected benefit obligation	2 638	2 387	143	145	2 781	2 532
Unrecognised past service cost	—	—	(1)	(1)	(1)	(1)
Unrecognised actuarial losses	(231)	(205)	(14)	(11)	(245)	(216)

Total post-retirement healthcare obligation	2 407	2 182	128	133	2 535	2 315
Less short-term portion	—	—	—	(16)	—	(16)

Non-current post-retirement healthcare obligation	2 407	2 182	128	117	2 535	2 299

Sasol Limited Group

Notes to the Financial Statements (Continued)

21    Post-retirement benefit obligations (Continued)

Reconciliation of the total post-retirement healthcare obligation recognised in the statement of financial position

	South Africa		United States of America		Total

	2010	2009	2010	2009	2010	2009

	Rm	Rm	Rm	Rm	Rm	Rm
For the year ended 30 June
Total post-retirement healthcare obligation at beginning of year	2 182	1 963	133	283	2 315	2 246
Service cost	76	75	3	7	79	82
Interest cost	208	199	8	24	216	223
Recognised actuarial losses	—	—	—	4	—	4
Benefits paid	(59)	(52)	(15)	(28)	(74)	(80)
Translation of foreign operations	—	—	(1)	21	(1)	21
Curtailments and settlements	—	(3)	—	(178)	—	(181)

Total post-retirement healthcare obligation at end of year	2 407	2 182	128	133	2 535	2 315

Reconciliation of projected benefit obligation

	South Africa		United States of America		Total

	2010	2009	2010	2009	2010	2009

	Rm	Rm	Rm	Rm	Rm	Rm
For the year ended 30 June
Projected benefit obligations at beginning of year	2 387	2 181	145	357	2 532	2 538
Service cost	76	75	3	7	79	82
Interest cost	208	199	8	24	216	223
Actuarial losses/(gains)	26	(13)	3	(59)	29	(72)
Benefits paid	(59)	(52)	(15)	(28)	(74)	(80)
Translation of foreign operations	—	—	(1)	31	(1)	31
Curtailments and settlements	—	(3)	—	(187)	—	(190)

Projected benefit obligation at end of year	2 638	2 387	143	145	2 781	2 532

Sasol Limited Group

Notes to the Financial Statements (Continued)

21    Post-retirement benefit obligations (Continued)

Net post-retirement healthcare costs recognised in the income statement

	South Africa		United States of America		Total

	2010	2009	2010	2009	2010	2009

	Rm	Rm	Rm	Rm	Rm	Rm
For the year ended 30 June
Service cost	76	75	3	7	79	82
Interest cost	208	199	8	24	216	223
Recognised net actuarial losses	—	—	—	4	—	4
Curtailments and settlements	—	(3)	—	(178)	—	(181)

Net periodic benefit cost	284	271	11	(143)	295	128

Sensitivity analysis

        Assumed healthcare cost trend rates have a significant effect on the amounts reported for the post-retirement healthcare benefits. A one percentage-point change in assumed healthcare cost trend rates could increase or decrease the relevant amount to:

	South Africa		United States of America

	% point increase	% point decrease	% point increase		% point decrease

	Rm	Rm	Rm		Rm
2010
Total service and finance expense components	378	260	11	*	11	*
Accumulated post-retirement benefit obligations	3 163	2 236	143	*	143	*

2009
Total service and finance expense components	338	231	31	*	31	*
Accumulated post-retirement benefit obligations	2 871	2 016	145	*	145	*

*
A change in the healthcare cost inflation for the United States of America will not have an effect on the above components or the obligation as the employer's cost is capped and all future increases due to the healthcare cost inflation are borne by the participants. The effect shown is the current year charge for the service and interest cost and the current year projected benefit obligation.

Sasol Limited Group

Notes to the Financial Statements (Continued)

21    Post-retirement benefit obligations (Continued)

Non-current post-retirement healthcare obligation per statement of financial position

	2010	2009	2008	2007	2006

	Rm	Rm	Rm	Rm	Rm
For the year ended 30 June
Projected benefit obligation	2 781	2 532	2 538	2 383	1 728
Unrecognised past service cost	(1)	(1)	(2)	3	—
Unrecognised actuarial losses	(245)	(216)	(290)	(359)	(112)

Total post-retirement healthcare obligation	2 535	2 315	2 246	2 027	1 616
Less short-term portion	—	(16)	(24)	(24)	—

Non-current post-retirement healthcare obligation	2 535	2 299	2 222	2 003	1 616

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

        The assets of the Sasol Pension Fund (the Fund) are held separately from those of the company in a trustee administered fund, registered in terms of the South African Pension Funds Act, 1956. Included in the Fund assets are 2 328 408 Sasol Limited shares valued at R639 million at year end (2009—2 095 208 shares at R566 million) purchased under terms of an approved investment strategy.

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

Sasol Limited Group

Notes to the Financial Statements (Continued)

21    Post-retirement benefit obligations (Continued)

        The prepayment of R178 million (2009—R147 million) in the statement of financial position represents the accumulated excess of the actual contributions paid to the pension fund in excess of the accumulated pension liability and the surplus that arose prior to 31 December 2002, to which the company is entitled in terms of the Surplus Apportionment Scheme as well as the rules of the fund.

        Members of the defined benefit section are required to contribute to the pension fund at the rate of 7,5% of pensionable salary. Sasol meets the balance of the cost of providing benefits. Company contributions are based on the results of the actuarial valuation of the pension fund in terms of South African legislation and are agreed by Sasol Limited and the pension fund trustees.

        Contributions, for the defined contributions section, are paid by the members and Sasol at fixed rates. Contributions to the defined contribution fund by the group for the year ended 30 June 2010 amounted to R936 million (comprising R615 million of contributions made by the employer and R321 million in respect of employees (2009—R859 million, comprising R511 million in respect of employer contributions and R348 in respect of employee contributions).

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

        In terms of the Pension Funds Second Amendment Act 2001, the Fund undertook a surplus apportionment exercise as at December 2002. The surplus apportionment exercise, and the 31 December 2002 statutory valuation of the Fund, was approved by the Financial Services Board on 26 September 2006. Payments of benefits to former members in terms of the surplus apportionment scheme have been substantially completed and an amount of R108 million (2009—R103 million) has been set aside for members that have not claimed their benefits.

        Based on the latest actuarial valuation of the fund and the approval of the trustees of the surplus allocation, the company has an unconditional entitlement to only the funds in the employer surplus account and the contribution reserve. The estimated surplus due to the company amounted to approximately R178 million as at 31 March 2010 and has been included in the pension asset recognised in the current year.

Membership

        A significant number of employees are covered by union sponsored, collectively bargained, and in some cases, multi employer defined contribution pension plans. Information from the administrators of these plans offering defined benefits is not sufficient to permit the company to determine its share, if any, of any unfunded vested benefits.

        The group occupies certain properties owned by the Sasol Pension Fund. The fair value of investment properties owned by the Sasol Pension Fund is R3 129 million as at 30 June 2010 (2009—R2 828 million).

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

Pension fund assets

        The assets of the pension funds are invested as follows:

	South Africa		United States of America

	2010	2009	2010	2009

	%	%	%	%
At 30 June
Equities
local	57	53	34	43
foreign	9	8	14	15
Fixed interest	8	10	36	25
Property	19	22	—	—
Other	7	7	16	17

Total	100	100	100	100

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

(1)
Members of the scheme have a choice of four investment portfolios. The targeted allocation disclosed represents the moderate balanced investment portfolio which the majority of the members of the scheme have adopted. The total assets of the fund under these investment portfolios are R113 million, R19 901 million, R322 million and R200 million for the low portfolio, moderate portfolio, aggressive portfolio and money market portfolio, respectively. Defined benefit members' funds are invested in the moderate balanced portfolio. The money market portfolio is restricted to pensioners only.

        The trustees of the respective funds monitor investment performance and portfolio characteristics on a regular basis to ensure that managers are meeting expectations with respect to their investment approach. There are restrictions and controls placed on managers in this regard.

	South Africa	United States of America	Europe

For the year ended 30 June
Last actuarial valuation	31 March 2010	30 June 2010	30 June 2010
Full/interim valuation	Full	Full	Full
Valuation method adopted	Projected unit credit	Projected unit credit	Projected unit credit

        The plans have been assessed by the actuaries and have been found to be in sound financial positions.

Sasol Limited Group

Notes to the Financial Statements (Continued)

21    Post-retirement benefit obligations (Continued)

Principal actuarial assumptions

        Weighted average assumptions used in performing actuarial valuation determined in consultation with independent actuaries

			Foreign

	South Africa		United States of America		Europe

	2010	2009	2010	2009	2010	2009

	%	%	%	%	%	%
At valuation date
Discount rate	8,9	8,9	4,2	6,3	5,0	6,2
Expected return on plan assets	9,7	9,8	7,5	7,8	5,0	6,6
Average salary increases	7,0	7,2	4,2	4,1	2,9	2,9
Average pension increases	3,7	3,7	—	—	2,0	2,0

        Assumptions regarding future mortality are based on published statistics and mortality tables.

Reconciliation of the funded status to amounts recognised in the statement of financial position

	South Africa		Foreign		Total

	2010	2009	2010	2009	2010	2009

	Rm	Rm	Rm	Rm	Rm	Rm
For the year ended 30 June
Projected benefit obligation (funded obligation)	5 835	5 102	1 028	882	6 863	5 984
Plan assets	(6 646)	(5 261)	(972)	(824)	(7 618)	(6 085)
Projected benefit obligation (unfunded obligation)	—	—	2 292	2 132	2 292	2 132
Unrecognised actuarial net losses	—	—	(967)	(560)	(967)	(560)
Asset not recognised due to asset limitation	633	12	—	—	633	12

Net liability/(asset) recognised	(178)	(147)	1 381	1 630	1 203	1 483

Comprising
Prepaid pension asset (refer note 9)	(178)	(147)	(611)	(569)	(789)	(716)
Pension benefit obligation	—	—	1 992	2 199	1 992	2 199
Long-term portion	—	—	1 960	2 155	1 960	2 155
Short-term portion	—	—	32	44	32	44

Net liability/(asset) recognised	(178)	(147)	1 381	1 630	1 203	1 483

Sasol Limited Group

Notes to the Financial Statements (Continued)

21    Post-retirement benefit obligations (Continued)

Reconciliation of projected benefit obligation (funded obligation)

	South Africa		Foreign		Total

	2010	2009	2010	2009	2010	2009

	Rm	Rm	Rm	Rm	Rm	Rm
For the year ended 30 June
Projected benefit obligation at beginning of year	5 102	5 250	882	819	5 984	6 069
Acquisition of business	—	—	—	2	—	2
Service cost	9	8	36	39	45	47
Interest cost	433	468	46	53	479	521
Actuarial losses/(gains)	513	(882)	234	98	747	(784)
Member contributions	3	3	—	—	3	3
Benefits paid	(455)	(399)	(159)	(93)	(614)	(492)
Translation of foreign operations	—	—	(3)	(23)	(3)	(23)
Curtailments and settlements	—	—	(8)	(13)	(8)	(13)
Transfer from defined contribution plan(1)	230	654	—	—	230	654

Projected benefit obligation at end of year	5 835	5 102	1 028	882	6 863	5 984

(1)
Amount represents retired employees from the defined contribution section of the plan, who, on retirement, have elected to participate in the defined benefit plan by purchasing a defined benefit pension from the fund.

Reconciliation of projected benefit obligation (unfunded obligation)

	Foreign		Total

	2010	2009	2010	2009

	Rm	Rm	Rm	Rm
For the year ended 30 June
Projected benefit obligation at beginning of year	2 132	2 453	2 132	2 453
Service cost	62	—	62	—
Past service cost	17	67	17	67
Interest cost	126	143	126	143
Actuarial gains/(losses)	380	(105)	380	(105)
Benefits paid	(89)	(125)	(89)	(125)
Translation of foreign operations	(342)	(295)	(342)	(295)
Reclassification from/(to) held for sale	6	(6)	6	(6)

Projected benefit obligation at end of year	2 292	2 132	2 292	2 132

Sasol Limited Group

Notes to the Financial Statements (Continued)

21    Post-retirement benefit obligations (Continued)

Reconciliation of plan assets of funded obligation

	South Africa		Foreign		Total

	2010	2009	2010	2009	2010	2009

	Rm	Rm	Rm	Rm	Rm	Rm
For the year ended 30 June
Fair value of plan assets at beginning of year	5 261	5 838	824	871	6 085	6 709
Acquisition of businesses	—	—	—	1	—	1
Actual return on plan assets	1 603	(838)	189	(213)	1 792	(1 051)
Plan participant contributions	4	2	—	—	4	2
Employer contributions	3	4	129	276	132	280
Benefit payments	(455)	(399)	(159)	(93)	(614)	(492)
Translation of foreign operations	—	—	(3)	(5)	(3)	(5)
Transfer from defined contribution plan(1)	230	654	—	—	230	654
Curtailments and settlements	—	—	(8)	(13)	(8)	(13)

Fair value of plan assets at end of year	6 646	5 261	972	824	7 618	6 085

(1)
Amount represents retired employees from the defined contribution section of the plan, who, on retirement, have elected to participate in the defined benefit plan by purchasing a defined benefit pension from the fund.

Net periodic pension cost/(gain) recognised in the income statement

	South Africa		Foreign		Total

	2010	2009	2010	2009	2010	2009

	Rm	Rm	Rm	Rm	Rm	Rm
Service cost	9	8	98	106	107	114
Past service cost	—	—	17	—	17	—
Interest cost	433	468	172	196	605	664
Expected return on plan assets	(494)	(559)	(65)	(78)	(559)	(637)
Recognised actuarial (gains)/losses	(596)	328	55	32	(541)	360
Asset limitation cost/(gain)	622	(213)	—	—	622	(213)

Net pension cost/(gain)	(26)	32	277	256	251	288

Actual return on plan assets	1 603	(838)	189	(213)	1 792	(1 051)

Contributions

        Funding is based on actuarially determined contributions. The following table sets forth the projected pension contributions for the 2011 financial year.

	South Africa	Foreign

	Rm	Rm
Pension contributions	10	71

Sasol Limited Group

Notes to the Financial Statements (Continued)

21    Post-retirement benefit obligations (Continued)

Non-current post-retirement pension obligation per statement of financial position

	2010	2009	2008	2007	2006

	Rm	Rm	Rm	Rm	Rm
For the year ended 30 June
Projected benefit obligation (funded obligation)	6 863	5 984	6 069	5 532	3 618
Plan assets	(7 618)	(6 085)	(6 709)	(6 223)	(4 663)
Projected benefit obligation (unfunded obligation)	2 292	2 132	2 453	2 034	1 068
Unrecognised actuarial net (losses)/gains	(967)	(560)	(165)	(130)	617
Asset not recognised due to asset limitation	633	12	225	221	130

Net liability recognised	1 203	1 483	1 873	1 434	770

22    Long-term deferred income

	Note	2010	2009	2008

		Rm	Rm	Rm
Total deferred income		476	479	543
Short-term portion	27	(203)	(182)	(167)

		273	297	376

        Amounts received in respect of capital investment, to be recognised in income over the useful lives of the underlying assets, as well as emission rights received to be recognised in the income statement as the emissions are generated.

Business segmentation

	2010	2009	2008

	Rm	Rm	Rm
South African energy cluster	42	44	31
Gas	22	25	27
Oil	20	19	4
Chemical cluster	231	253	345
Polymers	168	172	204
Solvents	—	—	34
Olefins & Surfactants	63	81	107

Total operations	273	297	376

Sasol Limited Group

Notes to the Financial Statements (Continued)

23    Deferred tax

	Note	2010	2009	2008

		Rm	Rm	Rm
Reconciliation
Balance at beginning of year		7 984	6 993	7 459
Acquisition of businesses	55	—	—	(161)
Disposal of businesses	56	—	—	(1)
Current year charge		1 375	966	668
per the income statement	41	1 383	1 067	608
per the statement of comprehensive income	44	(8)	(101)	60
Net reclassification from/(to) held for sale		—	140	(1 262)
Translation of foreign operations	47	(52)	(115)	290

Balance at end of year		9 307	7 984	6 993

Comprising
Deferred tax assets		(1 099)	(1 184)	(1 453)
Deferred tax liabilities		10 406	9 168	8 446

		9 307	7 984	6 993

        Deferred tax assets and liabilities are determined based on the tax status and rates of the underlying entities.

Deferred tax is attributable to the following temporary differences

	2010	2009	2008

	Rm	Rm	Rm
Assets
Property, plant and equipment	244	937	422
Short- and long-term provisions	(557)	(760)	(478)
Calculated tax losses	(661)	(1 142)	(1 054)
Other	(125)	(219)	(343)

	(1 099)	(1 184)	(1 453)

Liabilities
Property, plant and equipment	14 553	12 147	10 688
Intangible assets	34	63	124
Current assets	(308)	(295)	(457)
Short- and long-term provisions	(2 605)	(2 145)	(1 782)
Calculated tax losses	(1 030)	(414)	(493)
Other	(238)	(188)	366

	10 406	9 168	8 446

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

	2010	2009	2008

	Rm	Rm	Rm
Attributable to the following tax jurisdictions
South Africa	7 830	6 764	6 038
United States of America	592	560	505
Germany	361	179	374
Mozambique	694	568	212
Italy	(230)	(81)	(104)
Other	60	(6)	(32)

	9 307	7 984	6 993

Calculated tax losses

(before applying the applicable tax rate)

	2010	2009	2008

	Rm	Rm	Rm
Available for offset against future taxable income	9 071	10 621	10 762
Utilised against the deferred tax balance	(4 016)	(5 156)	(5 716)

Not recognised as a deferred tax asset	5 055	5 465	5 046

        Deferred tax assets have been recognised to the extent that it is probable that the entities will generate future taxable income against which these tax losses can be utilised.

        A portion of the estimated tax losses available may be subject to various statutory limitations as to its usage.

Calculated tax losses carried forward that have not been recognised

	2010	2009	2008

	Rm	Rm	Rm
Expiry between one and two years	837	787	668
Expiry between two and five years	874	823	1 407
Expiry thereafter	2 846	3 345	1 634
Indefinite life	498	510	1 337

	5 055	5 465	5 046

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

	2010	2009	2008

	Rm	Rm	Rm
Unremitted earnings at end of year	6 580	4 201	12 298
Europe	1 389	1 225	9 649
Rest of Africa	778	560	1 259
United States of America	575	425	575
Other	3 838	1 991	815
Tax effect if remitted	131	165	212
Europe	67	115	147
Rest of Africa	3	6	8
United States of America	32	10	29
Other	29	34	28

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

        STC is expected to be replaced by a dividend withholding tax during 2011 as announced by the South African Minister of Finance during 2009.

	2010	2009	2008

	Rm	Rm	Rm
Undistributed earnings that would be subject to STC	100 886	92 054	95 395
Tax effect if distributed	10 089	9 205	8 672
Available STC credits at end of year	162	87	39

Sasol Limited Group

Notes to the Financial Statements (Continued)

Current liabilities

	Note	2010	2009	2008

		Rm	Rm	Rm
Liabilities in disposal groups held for sale	12	4	65	142
Short-term debt	24	1 542	4 762	3 496
Short-term financial liabilities	25	357	354	67
Short-term provisions	26	2 647	3 592	1 951
Short-term deferred income	27	266	464	376
Tax payable	28	550	702	1 532
Trade payables and accrued expenses	29	13 335	12 921	15 583
Other payables	30	4 049	3 302	3 456
Bank overdraft	17	119	80	914

		22 869	26 242	27 517

24    Short-term debt

	Note	2010	2009	2008

		Rm	Rm	Rm
Bank loans		411	443	1 944
Revolving credit		—	—	358
Other		45	47	73

Short-term debt		456	490	2 375
Short-term portion of long-term debt	18	1 086	4 272	1 121

		1 542	4 762	3 496

Reconciliation
Balance at beginning of year		490	2 375	2 546
Loans raised		170	280	1 942
Loans repaid		(199)	(2 091)	(2 292)
Translation effect of foreign currency loans		—	(52)	103
Translation of foreign operations	47	(5)	(22)	76

Balance at end of year		456	490	2 375

Currency analysis
Euro		—	—	358
US dollar		139	134	111
Rand		—	—	1 313
Other currencies		317	356	593

		456	490	2 375

Interest bearing status
Interest bearing debt		442	490	2 375
Non-interest bearing debt		14	—	—

		456	490	2 375

        Short-term debt bears interest at market related rates. The weighted average interest rate applicable to short-term debt for the year was approximately 18,19% (2009—17,98%).

Sasol Limited Group

Notes to the Financial Statements (Continued)

24    Short-term debt (Continued)

Security

        All short-term debt is unsecured.

	2010	2009	2008

	Rm	Rm	Rm
Business segmentation
Synfuels International	14	—	—
Polymers	300	291	590
Olefins & Surfactants	31	87	17
Financing	—	—	1 645
Other chemical businesses	111	112	123

	456	490	2 375

Fair value of short-term debt

        The carrying value of short-term external debt approximates fair value because of the short period to maturity. The fair value of the short-term portion of long-term debt is disclosed in note 18.

25    Short-term financial liabilities

	Note	2010	2009	2008

		Rm	Rm	Rm
Forward exchange contracts		339	350	55
Cross currency swaps		—	—	5
Interest rate derivatives		13	—	—
Commodity derivatives		1	3	—
Short-term portion of financial guarantees	19	4	1	7

Arising on short-term financial instruments		357	354	67

used for cash flow hedging		131	9	29
held for trading		226	345	38

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

Sasol Limited Group

Notes to the Financial Statements (Continued)

25    Short-term financial liabilities (Continued)

Interest rate and commodity derivatives

        The fair value of interest rate and commodity derivatives were determined by reference to quoted market prices for similar instruments.

26    Short-term provisions

	Note	2010	2009	2008

		Rm	Rm	Rm
Employee provisions		160	173	130
Insurance related provisions		128	238	119
Restructuring provisions		111	78	13
Provision in respect of EGTL		1 274	1 280	—
Other provisions		368	586	454

		2 041	2 355	716
Short-term portion of
long-term provisions	20	574	1 177	1 123
post-retirement benefit obligations	21	32	60	112

		2 647	3 592	1 951

Reconciliation
Balance at beginning of year		2 355	716	558
Acquisition of businesses	55	—	1	2
Disposal of businesses	56	—	1 280	—
Income statement charge and provisions utilised, net*		(274)	446	15
Translation of foreign operations	47	(40)	(88)	141

Balance at end of year		2 041	2 355	716

*
Included in the movement of short-term provisions are changes relating to the increase in emission obligations for the year as well as the utilisation of emission rights in reducing these provisions.

Sasol Limited Group

Notes to the Financial Statements (Continued)

26    Short-term provisions (Continued)

	2010	2009	2008

	Rm	Rm	Rm
Business segmentation
South African energy cluster	224	161	134
Mining	62	46	47
Gas	1	1	4
Synfuels	141	79	31
Oil	20	35	52
International energy cluster	1 387	2 118	441
Synfuels International	1 326	2 085	419
Petroleum International	61	33	22
Chemical cluster	682	1 004	1 194
Polymers	65	70	62
Solvents	141	144	139
Olefins & Surfactants	275	504	733
Other	201	286	260
Other businesses	354	309	182

Total operations	2 647	3 592	1 951

27    Short-term deferred income

	Note	2010	2009	2008

		Rm	Rm	Rm
Short-term portion of long-term deferred income	22	203	182	167
Short-term deferred income		63	282	209

		266	464	376

        Short-term deferred income relates mainly to amounts received in respect of the sale of fuel, to be recognised in income when ownership of inventory passes, as well as emission rights received to be recognised in income as the emissions are generated.

Sasol Limited Group

Notes to the Financial Statements (Continued)

28    Tax paid

	Note	2010	2009	2008

		Rm	Rm	Rm
Amounts unpaid at beginning of year		(675)	(1 522)	(1 465)
Net interest and penalties on tax		22	(14)	(18)
Income tax per income statement	41	(5 602)	(9 413)	(9 521)
Acquisition of businesses	55	—	(1)	(1)
Disposal of businesses	56	—	—	2
Translation of foreign operations	47	21	23	(91)

		(6 234)	(10 927)	(11 094)
Net tax payable per statement of financial position		194	675	1 522
Tax payable		550	702	1 532
Tax receivable		(356)	(27)	(10)
Per the statement of cash flows		(6 040)	(10 252)	(9 572)

Comprising
Normal tax
South Africa		(4 924)	(8 802)	(8 073)
foreign		(513)	(631)	(875)
STC		(603)	(819)	(624)

		(6 040)	(10 252)	(9 572)

Sasol Limited Group

Notes to the Financial Statements (Continued)

29    Trade payables and accrued expenses

	Note	2010	2009	2008

		Rm	Rm	Rm
Trade payables	1.1	9 132	8 537	11 172
Accrued expenses	1.1	573	1 069	813
Related party payables		970	1 080	1 317
third parties		467	490	773
joint ventures		503	590	544

		10 675	10 686	13 302
Duties payable to revenue authorities		2 348	2 044	1 692
Value added tax		312	191	589

		13 335	12 921	15 583

Currency analysis
Euro		2 277	1 793	3 166
US dollar		2 284	2 747	3 528
Rand		5 262	5 381	5 555
Other currencies		852	765	1 053

		10 675	10 686	13 302

Age analysis of trade payables
Not past due date		8 113	7 619	10 077
Past due 0–30 days		611	553	743
Past due 31–150 days		314	292	296
Past due 151 days–1 year		40	49	24
More than 1 year		54	24	32

		9 132	8 537	11 172

Sasol Limited Group

Notes to the Financial Statements (Continued)

29    Trade payables and accrued expenses (Continued)

Fair value of trade payables and accrued expenses

        The carrying value approximates fair value because of the short period to settlement of these obligations.

	2010	2009	2008

	Rm	Rm	Rm
Business segmentation
South African energy cluster	6 124	5 931	6 737
Mining	592	746	603
Gas	128	104	133
Synfuels	1 426	969	1 113
Oil	3 978	4 112	4 888
International energy cluster	443	803	819
Synfuels International	383	526	698
Petroleum International	60	277	121
Chemical cluster	5 488	4 858	7 246
Polymers	902	1 131	895
Solvents	864	851	1 023
Olefins & Surfactants	2 475	1 711	3 434
Other	1 247	1 165	1 894
Other businesses	1 280	1 329	781

Total operations	13 335	12 921	15 583

Sasol Limited Group

Notes to the Financial Statements (Continued)

30    Other payables

	Note	2010	2009	2008

		Rm	Rm	Rm
Employee related payables		2 950	2 426	2 590
Insurance related payables		196	198	380
Fuel related payables*		169	192	—
Other payables		734	486	486

	1.1	4 049	3 302	3 456

*
Relates to the overrecovery by Sasol Oil on regulated fuel prices, which will be settled by future changes in the regulated fuel price.

	2010	2009	2008

	Rm	Rm	Rm
Currency analysis
Euro	503	589	640
US dollar	435	482	549
Rand	2 881	1 908	1 785
Other currencies	230	323	482

	4 049	3 302	3 456

Business segmentation
South African energy cluster	1 161	717	622
Mining	229	—	126
Gas	41	39	25
Synfuels	428	324	327
Oil	463	354	144
International energy cluster	113	79	70
Synfuels International	65	34	38
Petroleum International	48	45	32
Chemical cluster	1 479	1 293	1 419
Polymers	465	251	375
Solvents	127	124	167
Olefins & Surfactants	423	336	534
Other	464	582	343
Other businesses	1 296	1 213	1 345

Total operations	4 049	3 302	3 456

Fair value of other payables

        The carrying value approximates fair value because of the short period to maturity.

Sasol Limited Group

Notes to the Financial Statements (Continued)

Results of operations

	Note	2010	2009	2008

		Rm	Rm	Rm
Turnover	31	122 256	137 836	129 943
Cost of sales and services rendered	32	(79 183)	(88 508)	(74 634)
Other operating income	33	854	1 021	635
Translation (losses)/gains	34	(1 007)	(166)	300
Operating profit	35	23 937	24 666	33 816
Financial instruments (expenses)/income	36	(442)	4 131	(1 436)
Auditors' remuneration	37	(78)	(86)	(83)
Finance income	38	1 332	1 790	735
Share of profit of associates (net of tax)	39	217	270	254
Finance expenses	40	(2 114)	(2 531)	(1 148)
Taxation	41	(6 985)	(10 480)	(10 129)
Remeasurement items affecting operating profit	42	65	(1 504)	(473)

		Rand	Rand	Rand

Earnings per share	43	26,68	22,90	37,30

		Rm	Rm	Rm

Other comprehensive income	44	(777)	(2 881)	3 652

Sasol Limited Group

Notes to the Financial Statements (Continued)

31    Turnover

	2010	2009	2008

	Rm	Rm	Rm
Sale of products	120 820	136 482	128 492
Services rendered	889	777	889
Other trading income	547	577	562

	122 256	137 836	129 943

Comprising
Within South Africa	61 597	68 256	66 836
Exported from South Africa	16 100	19 348	15 331
Outside South Africa	44 559	50 232	47 776

	122 256	137 836	129 943

        Turnover generated within South Africa includes sales of products manufactured and sold, or services rendered, to customers inside South Africa. Exported from South Africa relates to sales of products manufactured in South Africa and sold elsewhere, while outside South Africa relates to goods manufactured outside South Africa, irrespective of where they are sold as well as services rendered outside South Africa.

	2010	2009	2008

	Rm	Rm	Rm
Business segmentation
South African energy cluster	53 493	58 167	58 515
Mining	1 696	2 885	2 470
Gas	2 986	2 829	2 563
Synfuels	879	1 367	982
Oil	47 932	51 086	52 500
International energy cluster	3 198	4 183	3 016
Synfuels International	2 282	3 027	1 788
Petroleum International	916	1 156	1 228
Chemical cluster	65 386	75 315	68 187
Polymers	14 236	15 326	11 162
Solvents	14 425	16 317	15 585
Olefins & Surfactants	24 774	28 867	28 125
Other	11 951	14 805	13 315
Other businesses	179	171	225

Total operations	122 256	137 836	129 943

Sasol Limited Group

Notes to the Financial Statements (Continued)

32    Cost of sales and services rendered

	2010	2009	2008

	Rm	Rm	Rm
Cost of sales of products	78 886	87 995	74 160
Cost of services rendered	297	513	474

	79 183	88 508	74 634

Business segmentation
South African energy cluster	39 187	37 727	33 689
Mining	5 833	5 438	4 551
Gas	784	734	796
Synfuels	9 734	6 006	9 515
Oil	22 836	25 549	18 827
International energy cluster	1 371	1 638	1 080
Synfuels International	609	957	608
Petroleum International	762	681	472
Chemical cluster	36 819	47 998	39 072
Polymers	4 346	4 951	2 185
Solvents	4 538	6 651	5 488
Olefins & Surfactants	18 920	24 922	22 625
Other	9 015	11 474	8 774
Other businesses	1 806	1 145	793

Total operations	79 183	88 508	74 634

33    Other operating income

	2010	2009	2008

	Rm	Rm	Rm
Emission rights received	143	182	133
Gain on hedging activities	218	187	128
Bad debts recovered	1	3	9
Insurance proceeds	25	111	5
Other	467	538	360

	854	1 021	635

Sasol Limited Group

Notes to the Financial Statements (Continued)

34    Translation (losses)/gains

	Note	2010	2009	2008

		Rm	Rm	Rm
(Losses)/gains on foreign exchange transactions
realised		(334)	549	(533)
unrealised		(673)	(715)	833

		(1 007)	(166)	300

Comprising
Forward exchange contracts		(314)	(406)	(133)
Trade receivables		(141)	245	477
(Loss)/gain on translation of foreign currency loans		(463)	(157)	365
Realisation of foreign currency translation reserve	42	—	—	(557)
Other		(89)	152	148

		(1 007)	(166)	300

35    Operating profit

	Note	2010	2009	2008

		Rm	Rm	Rm
Operating profit includes
Amortisation of other intangible assets	6	(203)	(186)	(192)
Auditors' remuneration	37	(78)	(86)	(83)
Depreciation of property, plant and equipment	3	(6 509)	(6 059)	(5 020)
Effect of remeasurement items	42	46	(1 469)	(698)
Employee costs (including employee related share-based payment expenses)		(17 546)	(17 532)	(14 443)
Exploration expenditure		(482)	(426)	(248)
Operating lease charges
buildings		(390)	(434)	(324)
plant and equipment		(625)	(677)	(563)
Research expenditure		(908)	(922)	(761)
Restructuring costs		(92)	(117)	(220)
Technical and other fees		(214)	(304)	(348)
European Commission penalty on Sasol Wax		—	(3 678)	—
Administration penalty on Sasol Nitro		—	(251)	—
Write-down of inventories to net realisable value	13	(172)	(965)	(105)
Reversal of write-down of inventories to net realisable value	13	54	—	—

        Included in operating profit are other expenses, which include share-based payment expenses (refer note 46), remeasurement items (refer note 42), the effect of crude oil hedging (refer note 36), administrative penalties in respect of competition matters (refer above) and exploration expenditure (refer above).

Sasol Limited Group

Notes to the Financial Statements (Continued)

36    Financial instruments (expenses)/income

	Note	2010	2009	2008

		Rm	Rm	Rm
Financial instruments (expenses)/income recognised in the income statement
Net (loss)/gain on derivative instruments held for trading		(318)	4 296	(1 409)
realised effect of crude oil hedging		—	4 605	(2 428)
revaluation of crude oil derivatives		(87)	(2)	227
revaluation of cross currency swaps		(231)	(307)	792
Impairment of investments available-for-sale	42	(1)	(8)	—
Impairment of trade receivables
raised during year	14	(138)	(198)	(60)
released during year	14	15	41	33

		(442)	4 131	(1 436)

37    Auditors' remuneration

	2010	2009	2008

	Rm	Rm	Rm
Audit fees	72	79	75
KPMG	71	78	74
other external auditors	1	1	1
Other fees paid to auditors for advisory services	1	—	2
Tax advisory fees	2	3	2
Expenses	3	4	4

	78	86	83

Sasol Limited Group

Notes to the Financial Statements (Continued)

38    Finance income

	Note	2010	2009	2008

		Rm	Rm	Rm
Dividends received from investments available-for-sale		31	27	10
South Africa		5	1	—
outside South Africa		26	26	10
Interest received		1 288	1 760	716
South Africa		988	1 461	274
outside South Africa		300	299	442
Notional interest received	19	13	3	9

		1 332	1 790	735

Interest received on
investments available-for-sale		—	—	1
investments held-to-maturity		30	41	35
loans and receivables		273	275	416
cash and cash equivalents		985	1 444	264

		1 288	1 760	716

39    Share of profit of associates (net of tax)

	2010	2009	2008

	Rm	Rm	Rm
Profit before tax	289	365	335
Taxation	(72)	(95)	(81)

Share of profit of associates (net of tax)	217	270	254

Dividends received from associates	53	480	235

Business segmentation
Synfuels	4	3	3
Polymers	220	273	251
Olefins & Surfactants	(1)	(9)	(1)
Other	(6)	3	1

Total operations	217	270	254

Sasol Limited Group

Notes to the Financial Statements (Continued)

40    Finance expenses

	Note	2010	2009	2008

		Rm	Rm	Rm
Bank overdraft		7	16	56
Debt		899	1 192	1 979
Preference share dividends		636	614	3
Finance leases		72	85	86
Other		167	263	284

		1 781	2 170	2 408
Amortisation of loan costs	18	18	21	19
Notional interest	20	373	374	307

Total finance expenses		2 172	2 565	2 734
Amounts capitalised		(58)	(34)	(1 586)
property, plant and equipment	3	—	—	(6)
assets under construction	4	(58)	(34)	(1 580)

Income statement charge		2 114	2 531	1 148

Total finance expenses comprise
South Africa		1 513	1 692	1 263
Outside South Africa		659	873	1 471

		2 172	2 565	2 734

Average capitalisation rate applied for general borrowings		—	—	8,5%

Total finance expenses before amortisation of loan costs and notional interest		1 781	2 170	2 408
Less interest paid on tax payable		—	(2)	(3)

Per the statement of cash flows		1 781	2 168	2 405

Sasol Limited Group

Notes to the Financial Statements (Continued)

41    Taxation

	Note	2010	2009	2008

		Rm	Rm	Rm
South African normal tax		4 270	8 067	8 497
current year		4 431	8 276	8 476
prior years		(161)	(209)	21
STC		606	831	637
Foreign tax		726	515	387
current year		735	511	459
prior years		(9)	4	(72)
Income tax	28	5 602	9 413	9 521
Deferred tax—South Africa	23	1 105	826	345
current year		1 191	653	527
prior years		(86)	173	18
tax rate change		—	—	(200)
Deferred tax—foreign	23	278	241	263
current year		552	(5)	381
prior years		(15)	246	(17)
recognition of deferred tax assets*		(259)	—	—
tax rate change		—	—	(101)
		6 985	10 480	10 129

*
included in the charge per the income statement is the recognition of an amount of R259 million relating to a deferred tax asset not previously recognised due to the uncertainty surrounding the utilisation thereof in future years.

Sasol Limited Group

Notes to the Financial Statements (Continued)

41    Taxation (Continued)

	2010	2009	2008

	Rm	Rm	Rm
Business segmentation
South African energy cluster	5 296	8 395	8 329
Mining	229	416	332
Gas	722	677	547
Synfuels	4 042	7 389	5 905
Oil	303	(87)	1 545
International energy cluster	(36)	824	225
Synfuels International	(345)	192	(191)
Petroleum International	309	632	416
Chemical cluster	968	433	1 385
Polymers	153	(75)	422
Solvents	291	331	474
Olefins & Surfactants	192	(37)	195
Other	332	214	294
Other businesses	757	828	190

Total operations	6 985	10 480	10 129

Sasol Limited Group

Notes to the Financial Statements (Continued)

41    Taxation (Continued)

Reconciliation of effective tax rate

        Total income tax expense differs from the amount computed by applying the South African normal tax rate to profit before tax. The reasons for these differences are

	2010	2009	2008

	%	%	%
South African normal tax rate	28,0	28,0	28,0
Increase in rate of tax due to
STC	2,6	3,4	2,0
disallowed preference share dividend	2,7	2,5	—
disallowed expenditure	2,2	0,9	3,2
disallowed share-based expenses	1,1	3,8	1,3
disallowed expenditure on fines	—	5,3	—
prior year adjustments	—	0,8	—
other adjustments	—	1,8	—

	36,6	46,5	34,5
Decrease in rate of tax due to
exempt income	(0,4)	—	(0,8)
reduction in tax rate	—	—	(0,9)
different foreign tax rate	(2,5)	(3,2)	(1,3)
recognition of deferred tax assets	(1,1)	—	(0,7)
utilisation of tax losses	(0,8)	—	(0,2)
prior year adjustments	(1,2)	—	—
other adjustments	(0,8)	—	(0,5)

Effective tax rate	29,9	43,3	30,1

Sasol Limited Group

Notes to the Financial Statements (Continued)

42    Remeasurement items affecting operating profit

	Note	2010	2009	2008

		Rm	Rm	Rm
Impairment of		(110)	(458)	(821)
property, plant and equipment	3	(47)	(294)	(447)
assets under construction	4	(61)	(19)	(371)
other intangible assets	6	(1)	(137)	(3)
investments in securities	7	(1)	(8)	—
Reversal of impairment of		365	—	381
property, plant and equipment	3	348	—	381
assets under construction		2	—	—
other intangible assets		15	—	—
Profit/(loss) on disposal of		5	(761)	440
property, plant and equipment		4	11	79
other intangible assets		(1)	(2)	12
investment in associate	56	7	—	—
investments in businesses	56	(5)	(770)	349
Loss on repurchase of participation rights in GTL project		—	—	(34)
Scrapping of property, plant and equipment		(124)	(133)	(96)
Scrapping of assets under construction		(32)	(101)	(11)
Write off of unsuccessful exploration wells		(58)	(16)	—
Realisation of foreign currency translation reserve	34	—	—	(557)

		46	(1 469)	(698)
Tax effect thereon		19	(35)	229
Non-controlling interests effect thereon		—	—	(4)

		65	(1 504)	(473)

Business segmentation
South African energy cluster		(69)	(141)	(116)
Mining		(1)	(3)	(7)
Gas		—	(4)	(104)
Synfuels		(58)	(137)	(25)
Oil		(10)	3	20
International energy cluster		(112)	(794)	(369)
Synfuels International		(4)	(777)	(396)
Petroleum International		(108)	(17)	27
Chemical cluster		251	(510)	(294)
Polymers		(14)	1	12
Solvents		(58)	(158)	(104)
Olefins & Surfactants		344	(106)	27
Other		(21)	(247)	(229)
Other businesses		(24)	(24)	81

Total operations		46	(1 469)	(698)

Sasol Limited Group

Notes to the Financial Statements (Continued)

42    Remeasurement items affecting operating profit (Continued)

	Gross 2010	Tax 2010	Non- controlling interest 2010	Net 2010

	Rm	Rm	Rm	Rm
Earnings effect of remeasurement items
Impairment of	(110)	8	—	(102)
property, plant and equipment	(47)	6	—	(41)
assets under construction	(61)	1	—	(60)
other intangible assets	(1)	1	—	—
investments in securities	(1)	—	—	(1)
Reversal of impairment of	365	(16)		349
property, plant and equipment	348	(15)	—	333
assets under construction	2	—		2
other intangible assets	15	(1)		14
(Loss)/profit on disposal of	5	(2)	—	3
property, plant and equipment	4	(2)	—	2
other intangible assets	(1)	—	—	(1)
investment in associate	7	(2)	—	5
investments in businesses	(5)	2	—	(3)
Scrapping of property, plant and equipment	(124)	29	—	(95)
Scrapping of assets under construction	(32)	—	—	(32)
Write off of unsuccessful exploration wells	(58)	—	—	(58)

	46	19	—	65

(Impairment)/reversal of impairments

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

Main assumptions used for value-in-use calculations

		South Africa	North America	Europe

		%	%	%
Growth rate—long-term Producer Price Index (PPI)	2010	4,80	1,50	1,50
Discount rate—Weighted Average Cost of Capital (WACC)	2010	13,25	7,75	7,75
Growth rate—long-term Producer Price Index (PPI)	2009	4,80	1,50	1,50
Discount rate—Weighted Average Cost of Capital (WACC)	2009	13,25	7,75	7,75

Sensitivity to changes in assumptions

        Management has considered the sensitivity of the values in use determined above to various key assumptions such as crude oil prices, commodity prices and exchange rates. These sensitivities have been taken into consideration in determining the required impairments and reversals of impairments.

Sasol Limited Group

Notes to the Financial Statements (Continued)

42    Remeasurement items affecting operating profit (Continued)

Significant reversal/(impairments) of assets

	Business unit	Property, plant and equipment 2010	Assets under construction 2010	Other intangible assets 2010	Total 2010

		Rm	Rm	Rm	Rm
Chemical cluster		324	(56)	15	283
Sasol Italy Organics business	Olefins & Surfactants	348	2	—	350
Emission rights	Olefins & Surfactants	—	—	15	15
Paraffin Sulfonate plant in Marl	Olefins & Surfactants	(7)	—	—	(7)
Solvents Germany (Herne site)	Solvents	(12)	(1)	—	(13)
Exploration assets in Nigeria	Petroleum International	—	(50)	—	(50)
Secunda packaged emulsion plant	Nitro	(5)	—	—	(5)
Secunda granulation plant	Nitro	—	(7)	—	(7)
Other		(23)	(3)	(1)	(27)

		301	(59)	14	256

Reversal of impairment of the Sasol Italy Organics business

        During 2007, the Sasol Italy Organics business was fully impaired due to a decline in the economics of the business. In 2008, management commenced with the implementation of a rigorous turnaround strategy regarding this business which was focused on the reduction of cash fixed costs, improved asset utilisation and a reduction in headcount. Based on the current indicators from the turnaround process, management has concluded that the turnaround would be sufficiently sustainable to the extent that a partial reversal of R350 million of the previous impairment was recognised during 2010.

Impairment of property, plant and equipment and other intangible assets

        During the year, certain upstream exploration assets in Nigeria relating to Sasol Petroleum International were evaluated for impairment due to recent market transactions of similar assets and the Nigerian governments proposed new bill, which introduces changes to the fiscal regime of existing and new oil and gas licenses. This evaluation resulted in an impairment of R50 million in 2010.

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

	Number of shares
	2010	2009	2008

	million	million	million
Weighted average number of shares	597,6	596,1	601,0
Potential dilutive effect of outstanding share options	4,7	6,1	8,5
Potential dilutive effect of Sasol Inzalo transaction	13,2	11,8	—

Diluted weighted average number of shares	615,5	614,0	609,5

        The diluted weighted average number of shares in issue for the year ended 30 June 2010 does not include the effect of ordinary shares issuable upon the conversion of Sasol Inzalo share rights in respect of the Sasol Inzalo Employee Trust and Sasol Inzalo Management Trust, as their effect is currently not dilutive.

	2010	2009	2008

	Rm	Rm	Rm
Diluted earnings is determined as follows
Earnings attributable to owners of Sasol Limited	15 941	13 648	22 417
Finance expense on potentially dilutive shares (Sasol Inzalo share transaction)	395	350	—

Diluted earnings	16 336	13 998	22 417

Sasol Limited Group

Notes to the Financial Statements (Continued)

43    Earnings per share (Continued)

	2010	2009	2008

	Rand	Rand	Rand
Profit attributable to shareholders
Basic earnings per share	26,68	22,90	37,30
Diluted earnings per share	26,54	22,80	36,78
Effect of share repurchase programme	0,39	0,80	1,73
Dividends per share
Ordinary shares of no par value
Interim	2,80	2,50	3,65
Final*	7,70	6,00	9,35

	10,50	8,50	13,00

*
Declared subsequent to 30 June 2010 and has been presented for information purposes only. No accrual regarding the final dividend has been recognised.

Potential dilutive effect of options issued in terms of the Sasol Share Incentive Scheme

		2010	2009	2008

Number of options granted at year end	thousand	12 103	14 127	16 212
Average issue price of options	Rand	177,34	174,46	171,92
Value at issue price	Rm	2 147	2 465	2 787

Average closing share price during year on JSE	Rand	289,81	305,81	360,27
Equivalent shares at closing share price	thousand	7 406	8 059	7 736
Potential dilutive effect of outstanding share options	thousand	4 697	6 068	8 476

Potential dilutive effect of shares to be issued to settle debt of the Sasol Inzalo share transaction

Sasol Inzalo Groups Funding debt (A and B preference shares)	Rm	1 290	1 292	*
Sasol Inzalo Public Funding debt (A and B preference shares)	Rm	2 325	2 336	*
Closing share price on JSE	Rand	274,60	269,98	*
Potential dilutive effect of the Sasol Inzalo share transaction	thousand shares	13 166	13 437	*
Potential dilutive weighted effect of Sasol Inzalo share transaction	thousand shares	13 166	11 777	*

*
The potential dilutive effect of share rights issued in terms of the Sasol Inzalo share transaction in 2008 is insignificant as the transaction was concluded only at the end of that year.

Sasol Limited Group

Notes to the Financial Statements (Continued)

44    Other comprehensive income

	Note	2010	2009	2008

		Rm	Rm	Rm
Components of other comprehensive income
Effect of translation of foreign operations		(802)	(2 485)	3 452
Effect of cash flow hedges		13	(497)	261
gains/(losses) on effective portion of cash flow hedges		13	(430)	40
(gains)/losses on cash flow hedges transferred to hedged items		—	(67)	221
Gain/(loss) on fair value of investments		4	—	(1)
Tax on other comprehensive income	23	8	101	(60)

Other comprehensive income for year, net of tax		(777)	(2 881)	3 652

Tax and non-controlling interest on other comprehensive income

	Gross	Tax	Non- controlling interest	Net

	Rm	Rm	Rm	Rm
2010
Effect of translation of foreign operations	(802)	—	—	(802)
Gain on effective portion of cash flow hedges	13	9	7	29
Gain on fair value of investments	4	(1)	—	3

Other comprehensive income	(785)	8	7	(770)

2009
Effect of translation of foreign operations	(2 485)	1	3	(2 481)
Losses on effective portion of cash flow hedges	(430)	89	26	(315)
Gain on cash flow hedges transferred to hedged items	(67)	10	—	(57)
Gain on fair value of investments	—	1	—	1

Other comprehensive income	(2 982)	101	29	(2 852)

2008
Effect of translation of foreign operations	3 452	(1)	(2)	3 449
Gains on effective portion of cash flow hedges	40	(4)	(5)	31
Losses on cash flow hedges transferred to hedged items	221	(55)	—	166
Loss on fair value of investments	(1)	—	—	(1)

Other comprehensive income	3 712	(60)	(7)	3 645

Sasol Limited Group

Notes to the Financial Statements (Continued)

Equity Structure

Note
Share capital	45
Share-based payments	46
Foreign currency translation reserve	47
Share repurchase programme	48

45    Share capital

Number of shares
	2010	2009	2008

Authorised(1)
Ordinary shares of no par value	1 127 690 590	1 127 690 590	1 127 690 590
Sasol preferred ordinary shares of no par value	28 385 646	28 385 646	28 385 646
Sasol BEE ordinary shares of no par value	18 923 764	18 923 764	18 923 764

	1 175 000 000	1 175 000 000	1 175 000 000

(1)
During May 2008, special resolutions were passed whereby 47 309 410 of the authorised but unissued ordinary shares of no par value of the capital of Sasol Limited were converted into 28 385 646 Sasol preferred ordinary shares of no par value and 18 923 764 Sasol BEE ordinary shares of no par value, respectively.

Number of shares
	2010	2009	2008

Issued
Shares issued at beginning of year	665 880 862	676 711 298	627 696 148
Issued in terms of the Sasol Share Incentive Scheme	1 792 600	1 745 800	4 859 700
Issued in terms of the Sasol Inzalo share transaction(2)	—	18 923 764	44 155 450
Shares cancelled during year	—	(31 500 000)	—

Shares issued at end of year	667 673 462	665 880 862	676 711 298

Comprising
Ordinary shares of no par value	639 287 816	637 495 216	667 249 416
Sasol preferred ordinary shares of no par value	25 547 081	25 547 081	9 461 882
Sasol BEE ordinary shares of no par value	2 838 565	2 838 565	—

	667 673 462	665 880 862	676 711 298

(2)
In 2009, 16 085 199 Sasol preferred ordinary shares were issued, at an issue price of R366,00 per share, for R5 888 million to the Black Public pursuant to the funded invitation. 2 838 565 Sasol BEE ordinary shares were issued, at an issue price of R366,00 per share, for R1 039 million to the Black Public pursuant to the cash invitation.

In 2008, 34 693 568 Sasol ordinary shares with a value of R12 698 million were issued at a nominal value of R0,01 per share to the Sasol Inzalo Employee and Management Trusts and the Sasol Inzalo Foundation, with the remaining amount being facilitated by Sasol. In addition, 9 461 882 Sasol preferred ordinary shares were issued, at an issue price of R366,00 per share, for R3 463 million to the selected participants.

Sasol Limited Group

Notes to the Financial Statements (Continued)

45    Share capital (Continued)

Number of shares
	2010	2009	2008

Held in reserve
Allocated to the Sasol Share Incentive Scheme	14 551 900	16 257 400	18 005 500
Unissued shares	492 774 638	492 861 738	480 283 202
Ordinary shares of no par value	473 850 874	473 937 974	442 435 674
Sasol preferred ordinary shares of no par value	2 838 565	2 838 565	18 923 764
Sasol BEE ordinary shares of no par value	16 085 199	16 085 199	18 923 764

	507 326 538	509 119 138	498 288 702

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

Capital management

        The group's objectives when managing capital (which includes share capital, borrowings, working capital and cash and cash equivalents) are to maintain a flexible capital structure that reduces the cost of capital to an acceptable level of risk, to safeguard the group's ability to continue as a going concern while taking advantage of strategic opportunities in order to provide sustainable returns for shareholders and benefits to the stakeholders.

        The group manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain the capital structure, the group may adjust the amount of dividends paid to shareholders, return capital to

Sasol Limited Group

Notes to the Financial Statements (Continued)

45    Share capital (Continued)

shareholders, repurchase shares currently issued, issue new shares, issue new debt, issue new debt to replace existing debt with different characteristics and/or sell assets to reduce debt.

        The group monitors capital utilising a number of measures, including the gearing ratio. The gearing ratio is calculated as net borrowings (total borrowings less cash) divided by shareholders' equity. The gearing level takes into account the group's substantial capital investment and susceptibility to external market factors such as crude oil prices, exchange rates and commodity chemical prices. In 2009, the targeted gearing ratio was lowered to 20%–40% from the previous range of 30%–50%. The group's gearing level for 2010 of 1,0% (2009—negative 1,2%) remained low as a result of improved operating results. The gearing ratio is expected to return to the targeted range as the capital expansion programme progresses in the medium- to long-term horizon.

46    Share-based payments

	Note	2010	2009	2008

		Rm	Rm	Rm
During the year the following share-based payment expenses were recognised in the income statement regarding share-based payment arrangements that existed:
Equity settled—recognised directly in equity		880	3 293	1 574

Sasol Share Incentive Scheme	46.1	56	91	140
Sasol Inzalo share transaction	46.2	824	3 202	1 434

Cash settled—recognised in long-term provisions

Sasol Share Appreciation Rights Scheme	46.3	57	32	208
Share Appreciation Rights with no corporate performance targets		51	32	208
Share Appreciation Rights with corporate performance targets		6	—	—

Sasol Medium-term Incentive Scheme	46.4	6	—	—

		943	3 325	1 782

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

        On resignation, share options which have not yet vested will lapse and share options which have vested may be taken up at the employee's election before their last day of service. Payment on shares forfeited will therefore not be required. On death, all options vest immediately and the deceased estate has a period of twelve months to exercise these options. On retrenchment, all share options vest immediately and the employee has a period of twelve months to exercise these options. On retirement the options vest immediately and the nine year expiry period remains unchanged.

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

Number of shares
	2010	2009	2008

Shares allotted	45 448 100	43 742 600	41 994 500
Share options granted	12 275 800	14 215 500	16 212 000
Unallocated share options	2 276 100	2 041 900	1 793 500

	60 000 000	60 000 000	60 000 000

Vesting periods of options granted
Already vested	8 225 300	7 369 600	5 595 800
Within one year	1 893 900	2 484 100	3 331 400
One to two years	1 368 300	2 005 000	2 643 300
Two to three years	788 300	1 512 500	2 129 600
Three to four years	—	844 300	1 615 200
Four to five years	—	—	896 700

	12 275 800	14 215 500	16 212 000

Sasol Limited Group

Notes to the Financial Statements (Continued)

46    Share-based payments (Continued)

	Number of shares	Weighted average option price

		Rand
Movements in the number of options granted
Balance at 30 June 2007	21 439 100	142,75
Options converted to shares	(4 859 700)	(96,80)
Options lapsed	(367 400)	(189,07)

Balance at 30 June 2008	16 212 000	155,47
Options converted to shares	(1 745 800)	(91,16)
Options lapsed	(250 700)	(170,70)

Balance at 30 June 2009	14 215 500	163,10
Options converted to shares	(1 792 600)	(114,18)
Options lapsed	(147 100)	(204,33)

Balance at 30 June 2010	12 275 800	169,75

	2010	2009	2008

	Rand	Rand	Rand
Average market price of options traded during year	295,70	295,44	366,71
Average fair value of share options vested during year	49,84	43,82	39,29

	2010	2009	2008

	Rm	Rm	Rm
Total intrinsic value of share options exercised during year	325	357	1 312
Share-based payment expense recognised*	56	91	140

*
The unrecognised share-based payment expense related to non-vested share options, expected to be recognised over a weighted average period of 0,9 years, amounted to R49 million at 30 June 2010 (2009—R106 million; 2008—R197 million)

        Following the introduction of the Sasol Share Appreciation Rights Scheme in 2007, no further options have been granted in terms of the Sasol Share Incentive Scheme. The share-based payment expense recognised in the current year relates to options granted in previous years and is calculated based on the assumptions applicable to the year in which the options were granted.

        There was no income tax recognised as a consequence of Sasol Share Incentive Scheme.

Sasol Limited Group

Notes to the Financial Statements (Continued)

46    Share-based payments (Continued)

Range of exercise prices

	Number of shares	Weighted average option	Aggregate intrinsic value	Weighted average remaining life

		Rand	Rm	years
Details of unimplemented share options granted up to 30 June 2010
R60,01–R90,00	1 653 200	86,12	312	1,70
R90,01–R120,00	3 452 100	111,35	564	2,31
R120,01–R150,00	421 000	133,81	59	3,28
R150,01–R180,00	318 900	158,26	37	3,80
R180,01–R210,00	866 300	195,44	69	4,04
R210,01–R240,00	4 665 100	225,04	231	4,65
R240,01–R270,00	683 500	251,58	16	5,25
R270,01–R300,00	215 700	274,71	—	4,93

	12 275 800	169,75	1 288

Details of unimplemented share options vested at 30 June 2010
R30,01–R60,00	7 000	54,00	2
R60,01–R90,00	1 656 400	86,11	312
R90,01–R120,00	2 713 600	111,31	443
R120,01–R150,00	218 000	134,36	31
R150,01–R180,00	165 800	157,94	19
R180,01–R210,00	661 300	194,98	53
R210,01–R240,00	2 469 900	223,59	126
R240,01–R270,00	225 900	252,77	5
R270,01–R300,00	107 400	274,64	—

	8 225 300	154,20	991

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

Sasol Limited Group

Notes to the Financial Statements (Continued)

46    Share-based payments (Continued)

Components of the transaction

	Note	2010 allocated	Value of shares issued 2010	Share-based payment expense recognised 2010

		%	Rm	Rm
The Sasol Inzalo Employee Trust and The Sasol Inzalo Management Trust(1)	i	4,0	9 235	824
The Sasol Inzalo Foundation(2)	ii	1,5	3 463	—
Selected Participants	iii	1,5	3 463	—
Black Public Invitations	iv	3,0	6 927	—

		10,0	23 088	824

Components of the transaction

	Note	2009 allocated	Value of shares issued 2009	Share-based payment expense recognised 2009

		%	Rm	Rm
The Sasol Inzalo Employee Trust and The Sasol Inzalo Management Trust(1)	i	4,0	9 235	767
The Sasol Inzalo Foundation(2)	ii	1,5	3 463	—
Selected Participants	iii	1,5	3 463	—
Black Public Invitations	iv	3,0	6 927	2 435

		10,0	23 088	3 202

Components of the transaction

	Note	2008 allocated	Value of shares issued 2008	Share-based payment expense recognised 2008

		%	Rm	Rm
The Sasol Inzalo Employee Trust and The Sasol Inzalo Management Trust(1)	i	4,0	9 235	77
The Sasol Inzalo Foundation(2)	ii	1,5	3 463	—
Selected Participants	iii	1,5	3 463	1 357
Black Public Invitations	iv	3,0	—	—

		10,0	16 161	1 434

(1)
The unrecognised share-based payment expense related to non-vested Employee and Management Trusts' share rights, expected to be recognised over a weighted average period of 2,3 years amounted to R2 285 million at 30 June 2010 (2009—R2 889 million; 2008—R4 872 million).

(2)
No share-based payment expense has been recognised for The Sasol Inzalo Foundation.

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

        The conditions of subscription for Sasol ordinary shares by The Sasol Inzalo Foundation includes the right to receive dividends equal to 5% of the ordinary dividends declared in respect of Sasol ordinary shares held by the Foundation. Sasol is entitled to repurchase a number of Sasol ordinary

Sasol Limited Group

Notes to the Financial Statements (Continued)

46    Share-based payments (Continued)

shares from the Foundation at a nominal value of R0,01 per share at the end of ten years in accordance with a pre-determined formula.

        After Sasol has exercised its repurchase right, the Foundation will receive 100% of dividends declared on the Sasol ordinary shares owned by the Foundation.

iii     Selected Participants

        In 2008, selected BEE groups (Selected Participants) which included Sasol customers, Sasol suppliers, Sasol franchisees, women's groups, trade unions and other professional associations, through a funding company, which is consolidated as part of the Sasol group, subscribed in total for 9,5 million Sasol preferred ordinary shares. A portion of these shares have not yet been allocated to Selected Participants and have been subscribed for by a facilitation trust, which is funded by Sasol. As at 30 June 2010, 1,1 million (2009—1,1 million; 2008—1,1 million) Sasol preferred ordinary shares were issued to the facilitation trust.

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

        The Black Public invitations closed on 9 July 2008 and were included in the results for 2009. On 8 September 2008, the Black Public indirectly subscribed for 16 085 199 preferred ordinary shares and directly for 2 838 565 Sasol BEE ordinary shares.

        The fair value of the equity settled share-based payment expense relating to the share rights issued to the Black Public calculated at grant date is expensed immediately as all vesting conditions would have been met at that date. At 30 June 2010, 56 452 (2009—57 254) Sasol preferred ordinary shares

Sasol Limited Group

Notes to the Financial Statements (Continued)

46    Share-based payments (Continued)

and 17 405 (2009—16 097) Sasol BEE ordinary shares were issued to a facilitation trust funded by Sasol.

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

Cash Invitation

        The Cash Invitation allowed members of the Black Public to invest directly in Sasol BEE ordinary shares. As at 30 June 2010, the Black Public held 2,8 million (2009—2,8 million) Sasol BEE ordinary shares. Participants in the Cash Invitation receive dividends per share simultaneously with, and equal to, Sasol ordinary shareholders. In addition, they are entitled to exercise full voting rights attached to their Sasol BEE ordinary shares.

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

	Total	(i) Employee and Management Trusts	(ii) Sasol Inzalo Foundation	(iii) Selected Participants	(iv) Black Public Invitations

at 30 June 2010
Shares and share rights granted	61 211 846	24 512 080	9 461 882	8 387 977	18 849 907
Shares and share rights available for allocation	1 867 368	719 606	—	1 073 905	73 857

	63 079 214	25 231 686	9 461 882	9 461 882	18 923 764

Vesting periods of shares and share rights granted
Already vested	36 699 766	—	9 461 882	8 387 977	18 849 907
Within three years	7 353 624	7 353 624	—	—	—
Three to five years	4 902 416	4 902 416	—	—	—
Five to ten years	12 256 040	12 256 040	—	—	—

	61 211 846	24 512 080	9 461 882	8 387 977	18 849 907

	Total	(i) Employee and Management Trusts	(ii) Sasol Inzalo Foundation	(iii) Selected Participants	(iv) Black Public Invitations

at 30 June 2009
Shares and share rights granted	58 333 322	21 633 050	9 461 882	8 387 977	18 850 413
Shares and share rights available for allocation	4 745 892	3 598 636	—	1 073 905	73 351

	63 079 214	25 231 686	9 461 882	9 461 882	18 923 764

Vesting periods of shares and share rights granted
Already vested	36 700 272	—	9 461 882	8 387 977	18 850 413
Within three years	6 489 915	6 489 915	—	—	—
Three to five years	4 326 610	4 326 610	—	—	—
Five to ten years	10 816 525	10 816 525	—	—	—

	58 333 322	21 633 050	9 461 882	8 387 977	18 850 413

Sasol Limited Group

Notes to the Financial Statements (Continued)

46    Share-based payments (Continued)

	Total	(i) Employee and Management Trusts	(ii) Sasol Inzalo Foundation	(iii) Selected Participants	(iv) Black Public Invitations

at 30 June 2008
Shares and share rights granted	40 151 859	22 302 000	9 461 882	8 387 977	—
Shares and share rights available for allocation	4 003 591	2 929 686	—	1 073 905	—
Shares and share rights unissued at year end	18 923 764	—	—	—	18 923 764

	63 079 214	25 231 686	9 461 882	9 461 882	18 923 764

Vesting periods of shares and share rights granted
Already vested	17 849 859	—	9 461 882	8 387 977	—
Within three years	6 690 600	6 690 600	—	—	—
Three to five years	4 460 400	4 460 400	—	—	—
Five to ten years	11 151 000	11 151 000	—	—	—

	40 151 859	22 302 000	9 461 882	8 387 977	—

        The share-based payment expense was calculated using an option pricing model reflective of the underlying characteristics of each part of the transaction. It is calculated using the following assumptions at grant date.

	Employee and Management Trusts 2010	Selected Participants 2010	Black Public Invitation— Funded 2010	Black Public Invitation— Cash 2010

Valuation model	Monte Carlo model	Black-Scholes model	Black-Scholes model	*
Exercise price Rand	366,00	*	*
Risk-free interest rate (%)	11,8	*	*
Expected volatility (%)	33,5	*	*
Expected dividend yield (%)	2,67–4,5	*	*
Vesting period	7 to 8 years**	*	*

*
There were no further grants made during the year

**
Rights granted during the current year vest over the remaining period until tenure of the transaction until 2018

Sasol Limited Group

Notes to the Financial Statements (Continued)

46    Share-based payments (Continued)

	Employee and Management Trusts 2009	Selected Participants 2009	Black Public Invitation— Funded 2009	Black Public Invitation— Cash 2009

Valuation model	Monte Carlo model	Black-Scholes model	Black-Scholes model	***
Exercise price Rand	366,00	*	366,00
Risk-free interest rate (%)	11,8	*	10,3
Expected volatility (%)	56,0	*	34,0
Expected dividend yield (%)	2,67–4,5	*	3,0
Vesting period	10 years	*	10 years

***
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

Sasol Limited Group

Notes to the Financial Statements (Continued)

46    Share-based payments (Continued)

	Number of shares/ share rights	Weighted average value	Aggregate intrinsic value	Weighted average remaining life

		Rand	Rm	years
Movements in the number of shares and share rights granted
(i) Sasol Inzalo Employee and Management Trusts
Shares and share rights granted	22 302 000	366,00	(2 038)	—

Balance at 30 June 2008	22 302 000	366,00	(2 038)	10,0
Shares and share rights granted	236 132	366,00	(22)	—
Shares and share rights forfeited	(905 082)	—	(249)	—

Balance at 30 June 2009	21 633 050	366,00	(2 309)	9,0
Shares and share rights granted	2 921 059	366,00	(267)	—
Shares and share rights forfeited	(42 029)	—	(12)	—

Balance at 30 June 2010	24 512 080	366,00	(2 588)	8,0

(ii) Sasol Inzalo Foundation
Shares and share rights granted	9 461 882	366,00	(865)	—

Balance at 30 June 2008	9 461 882	366,00	(865)	10,0
Shares and share rights granted	—	—	—	—

Balance at 30 June 2009	9 461 882	366,00	(865)	9,0
Shares and share rights granted	—	—	—	—
Shares and share rights forfeited	—	—	—	—

Balance at 30 June 2010	9 461 882	366,00	(865)	8,0

(iii) Selected Participants
Shares and share rights granted	8 387 977	366,00	(767)	—

Balance at 30 June 2008	8 387 977	366,00	(767)	10,0
Shares and share rights granted	—	—	—	—

Balance at 30 June 2009	8 387 977	366,00	(767)	9,0
Shares and share rights granted	—	—	—	—
Shares and share rights forfeited	—	—	—	—

Balance at 30 June 2010	8 387 977	366,00	(767)	8,0

(iv) Black Public Invitations
Shares and share rights granted	18 850 413	366,00	(1 723)	—

Balance at 30 June 2009	18 850 413	366,00	(1 723)	9,0
Shares and share rights granted	—	—	—	—
Shares and share rights forfeited	(506)	—	—	—

Balance at 30 June 2010	18 849 907	366,00	(1 723)	8,0

Sasol Limited Group

Notes to the Financial Statements (Continued)

46    Share-based payments (Continued)

	(i) Employee and Management Trusts 2010		(ii) Sasol Inzalo Foundation 2010	(iii) Selected Participants 2010	(iv) Black Public Invitations— Funded 2010	(iv) Black Public Invitations— Cash 2010

At 30 June 2010
Average price at which shares/share rights were granted during year	366	*	—	—	—	—

Average fair value of shares/share rights issued during year	71,89		—	—	—	—

	(i) Employee and Management Trusts 2009		(ii) Sasol Inzalo Foundation 2009	(iii) Selected Participants 2009	(iv) Black Public Invitations— Funded 2009		(iv) Black Public Invitations— Cash 2009

At 30 June 2009
Average price at which shares/share rights were granted during year	366	*	—	—	366	*	366	*

Average fair value of rights issued during year	121,22		—	—	137,24		71,99

	(i) Employee and Management Trusts 2008		(ii) Sasol Inzalo Foundation 2008		(iii) Selected Participants 2008		(iv) Black Public Invitations— Funded 2008	(iv) Black Public Invitations— Cash 2008

At 30 June 2008
Average price at which shares/share rights were granted during year	366	*	366	*	366	*	—	—

Average fair value of rights issued during year	221,88		—		161,82		—	—

*
Underlying value at 60 day volume weighted average price on 18 March 2008, although the shares were issued at a nominal value of R0,01 per share.

        No unimplemented share rights relating to the Employee and Management Trusts have vested at year end.

46.3 The Sasol Share Appreciation Rights Scheme

        During March 2007, the group introduced the Sasol Share Appreciation Rights Scheme. This scheme replaces the Sasol Share Incentive Scheme. The objectives of the scheme are similar to that of the Sasol Share Incentive Scheme. The Share Appreciation Rights Scheme allows certain senior employees to earn a long-term incentive amount calculated with reference to the increase in the Sasol Limited share price between the offer date of share appreciation rights to vesting and exercise of such rights. With effect from September 2009, certain qualifying senior management receive only share appreciation rights that contain corporate performance targets (refer 46.3.2). These qualifying

Sasol Limited Group

Notes to the Financial Statements (Continued)

46    Share-based payments (Continued)

employees will retain the share appreciation rights with no corporate performance targets that have been previously granted to them.

Number of share appreciation rights
	2010	2009	2008

Rights and MTIs granted	11 505 326	8 193 300	3 839 200
Available for allocation*	8 494 674	11 806 700	16 160 800

	20 000 000	20 000 000	20 000 000

*
In terms of the new Share Appreciation Rights Scheme and the Sasol Medium-term Incentive Scheme (MTIs) (refer 46.4), the number of rights available through the scheme together with the number of share options available under the previous Sasol Share Incentive Scheme shall not at any time exceed 80 million shares/rights.

46.3.1  Share Appreciation Rights with no corporate performance targets

        The Share Appreciation Rights Scheme with no corporate performance targets allows certain senior employees to earn a long-term incentive amount calculated with reference to the increase in the Sasol Limited share price between the offer date of share appreciation rights to vesting and exercise of such rights.

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

        On resignation, share appreciation rights which have not yet vested will lapse and share appreciation rights which have vested may be taken up at the employee's election before their last day of service. Payment on shares forfeited will therefore not be required. On death, all appreciation rights vest immediately and the deceased estate has a period of twelve months to exercise these rights. On retrenchment, all appreciation rights vest immediately and the employee has a period of twelve months to exercise these rights. On retirement the appreciation rights vest immediately and the nine year expiry period remains unchanged.

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

Number of share appreciation rights
	2010	2009	2008

Vesting periods of rights granted
Already vested	1 202 600	261 300	4 300
Within one year	1 740 500	954 600	310 400
One to two years	1 917 600	1 779 300	974 300
Two to three years	1 728 200	961 400	296 800
Three to four years	1 927 500	1 790 400	974 300
Four to five years	1 425 700	971 300	295 000
More than five years	984 800	1 475 000	984 100

	10 926 900	8 193 300	3 839 200

	Number of share appreciation rights	Weighted average share price

		Rand
Movements in the number of rights granted
Rights granted	931 800	242,08
Rights forfeited	(14 400)	(257,06)

Balance at 30 June 2007	917 400	241,85
Rights granted	3 037 600	332,77
Rights forfeited	(30 700)	(310,33)
Rights lapsed	(85 100)	(275,98)

Balance at 30 June 2008	3 839 200	249,31
Rights granted	4 712 600	320,85
Rights exercised	(27 500)	(231,06)
Rights forfeited	(50 100)	(352,10)
Rights lapsed	(280 900)	(326,71)

Balance at 30 June 2009	8 193 300	287,24
Rights granted	3 044 200	296,54
Rights exercised	(40 700)	(268,68)
Rights forfeited	(900)	(299,90)
Rights lapsed	(269 000)	(324,81)

Balance at 30 June 2010	10 926 900	288,97

Sasol Limited Group

Notes to the Financial Statements (Continued)

46    Share-based payments (Continued)

	2010	2009	2008

	Rand	Rand	Rand
Average price at which share appreciation rights were granted during year	296,54	320,85	332,77
Average market price of share appreciation rights traded during the year	303,37	291,88	—
Average fair value of share appreciation rights vested during year	47,23	106,31	211,13
Average fair value of share appreciation rights issued during year	75,20	110,17	211,56

	2010	2009	2008

	Rm	Rm	Rm
Average intrinsic value of share appreciation rights exercised during the year	1	2	—
Share-based payment expense recognised*	51	32	208

*
The unrecognised share-based payment expense related to non-vested share appreciation rights, expected to be recognised over a weighted average period of 1,6 years, amounted to R327 million at 30 June 2010 (2009—R502 million; 2008—R651 million).

	2010	2009	2008

The share-based payment expense is calculated using the binomial tree model based on the following assumptions at 30 June
Risk free interest rate (%)	7,87–8,22	8,79–8,86	11,12–11,26
Expected volatility (%)	28,69	54,32	35,73
Expected dividend yield (%)	3,35	3,37	3,44
Expected forfeiture rate (%)	5,00	5,00	3,30
Vesting period	2,4,6 years	2,4,6 years	2,4,6 years

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

Sasol Limited Group

Notes to the Financial Statements (Continued)

46    Share-based payments (Continued)

Range of exercise prices

	Number of shares	Weighted average price per right	Aggregate intrinsic value	Weighted average remaining life

		Rand	Rm	years
Details of unimplemented rights granted up to 30 June 2010
R210,01–R240,00	348 500	222,50	18	5,68
R240,01–R270,00	1 452 700	257,29	25	7,09
R270,01–R300,00	5 476 700	294,57	(109)	7,56
R300,01–R330,00	93 700	327,20	(5)	6,28
R330,01–R360,00	2 923 500	351,04	(223)	7,13
R390,01–R420,00	242 600	407,50	(32)	6,70
R420,01–R450,00	197 000	444,00	(33)	6,82
R450,01–R480,00	148 200	475,10	(30)	6,93
R480,01–R510,00	44 000	496,75	(10)	6,91

	10 926 900	311,17	(399)

Details of unimplemented rights vested at 30 June 2010
R210,01–R240,00	106 900	222,50	6
R240,01–R270,00	127 600	258,27	2
R270,01–R300,00	619 000	294,46	(12)
R300,01–R330,00	29 600	327,20	(2)
R330,01–R360,00	112 700	343,09	(8)
R390,01–R420,00	79 600	407,50	(11)
R420,01–R450,00	64 400	444,00	(11)
R450,01–R480,00	48 400	475,10	(10)
R480,01–R510,00	14 400	496,75	(3)

	1 202 600	314,77	(49)

46.3.2  Share Appreciation Rights with corporate performance targets

        During September 2009, the group introduced the Sasol Medium-term Incentive Scheme (refer note 46.4). Senior management, who participate in the Sasol Medium-term Incentive Scheme receive share appreciation rights that contain corporate performance targets. The corporate performance targets are share price performance versus the JSE all share index, Sasol earnings growth and Sasol production volumes growth. The corporate performance targets determine how many shares will vest. Qualifying employees will retain the share appreciation rights with no corporate performance targets that have been previously granted to them.

        No shares are issued in terms of this scheme and all amounts payable in terms of the Sasol Share Appreciation Rights Scheme will be settled in cash.

Sasol Limited Group

Notes to the Financial Statements (Continued)

46    Share-based payments (Continued)

        Rights are granted for a period of nine years and vest as follows:

  2 years—1st third
  4 years—2nd third
  6 years—final third

        The vesting period of these rights are the same as the Share Appreciation Rights with no performance targets.

        The offer price of these appreciation rights equals the closing market price of the underlying shares on the trading day immediately preceding the granting of the right. The fair value of the cash settled expense is calculated at each reporting date.

        On resignation, share appreciation rights which have not yet vested will lapse and share appreciation rights which have vested may be taken up at the employee's election before their last day of service. Payment on shares forfeited will therefore not be required. On death, all appreciation rights vest immediately and the deceased estate has a period of twelve months to exercise these rights. On retrenchment, all appreciation rights vest immediately and the employee has a period of twelve months to exercise these rights. On retirement the appreciation rights vest immediately and the nine year expiry period remains unchanged.

        It is group policy that employees should not deal in Sasol Limited shares (and this is extended to the Sasol Share Appreciation Rights) for the periods from 1 January for half year end and 1 July for year end until 2 days after publication of the results and at any other time during which they have access to price sensitive information.

Number of share appreciation rights
2010

Vesting periods of rights granted
Already vested	—
Within one year	—
One to two years	157 600
Two to three years	—
Three to four years	157 600
Four to five years	—
More than five years	157 600

472 800

Sasol Limited Group

Notes to the Financial Statements (Continued)

46    Share-based payments (Continued)

	Number of Share appreciation rights	Weighted average share price

		Rand
Movements in the number of rights granted
Rights granted	472 800	296,49

Balance at 30 June 2010	472 800	296,49

2010

Rand
Average price at which share appreciation rights were granted during year	296,49
Average market price of share appreciation rights traded during the year	—
Average fair value of share appreciation rights vested during year	51,91
Average fair value of share appreciation rights issued during year	68,47

2010

Rm
Average intrinsic value of share appreciation rights exercised during the year	—
Share-based payment expense recognised*	6

*
The unrecognised share-based payment expense related to non-vested share appreciation rights with corporate performance targets, expected to be recognised over a weighted average period of 2,0 years, amounted to R25 million at 30 June 2010.

2010

The share-based payment expense is calculated using the binomial tree model based on the following assumptions at 30 June
Risk free interest rate (%)	7,87–8,22
Expected volatility (%)	28,69
Expected dividend yield (%)	3,35
Expected forfeiture rate (%)	5,00
Vesting period	2,4,6 years

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

Sasol Limited Group

Notes to the Financial Statements (Continued)

46    Share-based payments (Continued)

46.4 The Sasol Medium-term Incentive Scheme

        During September 2009, the group introduced the Sasol Medium-term Incentive Scheme (MTI). The objective of the MTI Scheme is to provide qualifying employees which participate in the Share Appreciation Rights Scheme with corporate performance targets (refer note 46.3.2) the opportunity of receiving incentive payments based on the value of ordinary shares in Sasol Limited. The MTI Scheme allows certain senior employees to earn a medium-term incentive amount in addition to the Share Appreciation Rights Scheme, which is linked to certain corporate performance targets. These corporate performance targets are based on the share price performance versus the JSE all share index, Sasol earnings growth and Sasol production volumes growth. Allocations of the MTI are linked to the performance of both the group and the individual. The MTI is also intended to complement existing incentive arrangements, to retain and motivate key employees and to attract new key employees.

Vesting conditions

        Rights are granted for a period of three years and vest at the end of the third year. The MTIs are automatically encashed at the end of the third year.

        On resignation, MTIs which have not yet vested will lapse and MTIs which have vested may be taken up at the employee's election before their last day of service. Payment on MTIs forfeited will therefore not be required. On death, all MTIs vest immediately and the deceased estate has a period of twelve months to exercise these rights. On retrenchment, the MTI's vest immediately and the employee has a period of twelve months to exercise these rights. On retirement the MTIs vest immediately.

        No shares are issued in terms of this scheme and all amounts payable in terms of the Sasol Medium-term Incentive Scheme will be settled in cash. The MTI carries no issue price. The fair value of the cash settled expense is calculated at each reporting date.

        It is group policy that employees should not deal in Sasol Limited shares (and this is extended to the Sasol Share Appreciation Rights and MTIs) for the periods from 1 January for half year end and 1 July for year end until 2 days after publication of the results and at any other time during which they have access to price sensitive information.

Number of rights
2010

Vesting periods of rights granted
Already vested	—
Within one year	—
One to two years	—
Two to three years	—
Three to four years	105 626
More than four years	—

105 626

Sasol Limited Group

Notes to the Financial Statements (Continued)

46    Share-based payments (Continued)

Number of rights
Movements in the number of rights granted
Rights granted	105 626

Balance at 30 June 2010	105 626

2010

Rand
Average price at which MTIs were granted during year	—
Average fair value of MTI's issued during year	202,57

2010

Rm
Average intrinsic value of share appreciation rights exercised during the year	—
Share-based payment expense recognised*	6

*
The unrecognised share-based payment expense related to MTIs, expected to be recognised over a weighted average period of 1,2 years, amounted to R20 million at 30 June 2010.

2010

The share-based payment expense is calculated using the Monte Carlo simulation model based on the following assumptions at 30 June
Risk free interest rate (%)	7,87–8,22
Expected volatility (%)	28,69
Expected dividend yield (%)	3,35
Expected forfeiture rate (%)	5,00

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

Sasol Limited Group

Notes to the Financial Statements (Continued)

47    Foreign currency translation reserve

	Note	2010	2009	2008

		Rm	Rm	Rm
Translation of foreign operations
Property, plant and equipment		(652)	(1 414)	2 082
cost	3	(2 873)	(3 923)	7 031
accumulated depreciation	3	2 221	2 509	(4 949)
Assets under construction	4	(84)	88	1 066
Goodwill	5	(67)	(69)	144
Intangible assets		(69)	(110)	119
cost	6	(173)	(209)	315
accumulated amortisation	6	104	99	(196)
Investments in securities	7	(25)	(25)	54
Investments in associates		(9)	(284)	117
Post-retirement benefit assets		(3)	(36)	37
Long-term receivables		(51)	(43)	97
Long-term financial assets		—	(3)	—
Assets held for sale		(5)	—	—
Inventories		(521)	(394)	1 558
Trade receivables		(609)	(373)	1 530
Other receivables and prepaid expenses		(30)	(17)	208
Short-term financial assets		(1)	—	4
Cash and cash equivalents		(124)	(870)	324
Non-controlling interest		—	3	(1)
Long-term debt	18	55	(173)	(518)
Long-term provisions	20	131	140	(340)
Long-term financial liabilities		1	—	—
Post-retirement benefit obligations		306	280	(556)
Long-term deferred income		40	(51)	(423)
Deferred tax	23	52	115	(290)
Liabilities in disposal groups held for sale		2	—	—
Short-term debt	24	5	22	(76)
Short-term financial liabilities		4	1	(2)
Short-term provisions	26	40	88	(141)
Tax payable	28	21	23	(91)
Trade payables and accrued expenses		355	224	(1 015)
Other payables		1 037	1 018	(230)

		(201)	(1 860)	3 657
Arising from net investment in foreign operations		(601)	(621)	(764)
Less deferred tax effect thereon		—	—	(1)

Movement for year		(802)	(2 481)	2 892
Realisation of foreign currency translation reserve		—	—	557
Disposal of businesses		—	414	—
Balance at beginning of year		939	3 006	(443)

Balance at end of year		137	939	3 006

Sasol Limited Group

Notes to the Financial Statements (Continued)

47    Foreign currency translation reserve (Continued)

	2010	2009	2008

	Rm	Rm	Rm
Business segmentation
South African energy cluster	(3)	(4)	(4)
International energy cluster	(1 050)	(932)	(337)
Synfuels International	(1 070)	(959)	(399)
Petroleum International	20	27	62
Chemical cluster	1 118	1 192	2 007
Polymers	105	36	398
Solvents	554	830	956
Olefins & Surfactants	(189)	189	689
Wax	986	1 012	1 354
Other	(338)	(875)	(1 390)
Other businesses	72	683	1 340
Financing	38	640	1 282
Other	34	43	58

	137	939	3 006

48    Share repurchase programme

	Number of shares
	2010	2009	2008

Held by the wholly owned subsidiary, Sasol Investment Company (Pty) Limited
Balance at beginning of year	8 809 886	37 093 117	14 919 592
Shares cancelled	—	(31 500 000)	—
Shares repurchased	—	3 216 769	22 173 525

Balance at end of year	8 809 886	8 809 886	37 093 117

Percentage of issued share capital (excluding Sasol Inzalo share transaction)	1,46%	1,46%	5,86%

	2010	2009	2008

	Rand	Rand	Rand
Average cumulative purchase price	299,77	299,77	295,73
Average purchase price during year	—	346,45	329,23

        As at 30 June 2010, a total of 8 809 886 shares (2009—8 809 886 shares; 2008—37 093 117 shares), representing 1,46% (2009—1,46%; 2008—5,86%) of the issued share capital of the company, excluding shares issued in relation to the Sasol Inzalo share transaction, had been repurchased by Sasol Investment Company (Pty) Limited since 7 March 2007 at an average price of R346,45 per share at 30 June 2009 (2008—R329,23). There were no further shares repurchased during 2010. These shares are held as treasury shares and do not carry any voting rights. In terms of a specific authority granted

Sasol Limited Group

Notes to the Financial Statements (Continued)

48    Share repurchase programme (Continued)

at a general meeting of shareholders held on 28 November 2008, the company repurchased 31 500 000 of these shares on 4 December 2008, whereupon they were cancelled and restored to authorised share capital.

        At the annual general meeting held on 28 November 2008, shareholders renewed the directors' authority, subject to the provisions of the Companies Act and the requirements of the JSE Limited, to repurchase up to 4% of the issued ordinary shares of the company. At the annual general meeting held on 27 November 2009, shareholders again renewed the authority to buy back up to 4% of the issued share capital for a further 12 months. No shares have been repurchased under this authority.

Liquidity and capital resources

	Note	2010	2009	2008

		Rm	Rm	Rm
Cash generated by operating activities	49	27 338	48 187	34 740
Cash flow from operations	50	30 762	37 194	42 558
(Increase)/decrease in working capital	51	(3 424)	10 993	(7 818)
Finance income received	52	1 372	2 264	957
Dividends paid	53	(5 360)	(7 193)	(5 766)
Non-current assets sold	54	208	697	184
Acquisition of businesses	55	—	(30)	(431)
Disposal of businesses	56	—	3 486	693

49    Cash generated by operating activities

	Note	2010	2009	2008

		Rm	Rm	Rm
Cash flow from operations	50	30 762	37 194	42 558
(Increase)/decrease in working capital	51	(3 424)	10 993	(7 818)

		27 338	48 187	34 740

Sasol Limited Group

Notes to the Financial Statements (Continued)

50    Cash flow from operations

	Note	2010	2009	2008

		Rm	Rm	Rm
Operating profit		23 937	24 666	33 816
Adjusted for
amortisation of intangible assets	35	203	186	192
equity settled share-based payment expense	46	880	3 293	1 574
deferred income		(387)	(279)	964
depreciation of property, plant and equipment	35	6 509	6 059	5 020
effect of remeasurement items	42	(46)	1 469	698
movement in impairment of trade receivables		70	132	13
movement in long-term prepaid expenses		(61)	17	(34)
movement in long-term provisions
income statement charge	20	1 173	1 377	880
utilisation	20	(904)	(537)	(522)
movement in short-term provisions		(274)	446	15
movement in post-retirement benefit
assets		(76)	(181)	(171)
obligations		319	104	294
translation effect of foreign currency loans		(94)	83	459
translation of net investment in foreign operations		(601)	(621)	(764)
penalties paid on tax		1	15	19
write-down of inventories to net realisable value	35	118	965	105
other non cash movements		(5)	—	—

		30 762	37 194	42 558

	2010	2009	2008

	Rm	Rm	Rm
Business segmentation
South African energy cluster	22 166	32 784	30 513
Mining	1 727	2 437	2 077
Gas	2 793	2 778	2 192
Synfuels	15 754	27 346	20 185
Oil	1 917	393	6 112
Other	(25)	(170)	(53)
International energy cluster	515	2 453	2 401
Synfuels International	(349)	1 113	1 157
Petroleum International	864	1 340	1 244
Chemical cluster	7 937	2 545	9 303
Polymers	2 056	2 211	2 479
Solvents	1 894	1 348	2 979
Olefins & Surfactants	2 746	1 020	2 204
Other	1 241	(2 034)	1 641
Other businesses	144	(588)	341

Total operations	30 762	37 194	42 558

Sasol Limited Group

Notes to the Financial Statements (Continued)

51    (Increase)/decrease in working capital

	Note	2010	2009	2008

		Rm	Rm	Rm
(Increase)/decrease in inventories
Per the statement of financial position		(1 883)	5 499	(5 689)
Acquisition of businesses	55	—	—	96
Write-down of inventories to net realisable value		(118)	(965)	(105)
Transfer from other assets		13	45	96
Reclassification to held for sale		—	(42)	(226)
Effect of cash flow hedge accounting		—	—	7
Translation of foreign operations	47	(521)	(394)	1 558
Disposal of businesses	56	—	—	2

		(2 509)	4 143	(4 261)

(Increase)/decrease in trade receivables
Per the statement of financial position		(3 448)	7 662	(8 105)
Acquisition of businesses	55	—	(7)	110
Movement in impairment		(70)	(132)	(13)
Reclassification to held for sale		—	(23)	(1)
Translation of foreign operations	47	(609)	(373)	1 530
Disposal of businesses	56	—	—	(12)

		(4 127)	7 127	(6 491)

Decrease/(increase) in other receivables and prepaid expenses
Per the statement of financial position		447	543	(223)
Movement in short-term portion of long-term receivables		(243)	245	154
Acquisition of businesses	55	—	—	12
Reclassification to held for sale		—	(2)	(421)
Translation of foreign operations	47	(30)	(17)	208
Disposal of businesses	56	—	—	(1)

		174	769	(271)

Increase/(decrease) in trade payables and accrued expenses
Per the statement of financial position		414	(2 662)	6 207
Acquisition of businesses	55	—	—	(152)
Reclassification to held for sale		—	28	525
Effect of cash flow hedging		—	(1)	—
Translation of foreign operations	47	355	224	(1 015)
Disposal of businesses	56	—	—	(4)

		769	(2 411)	5 561

Increase/(decrease) increase in other payables
Per the statement of financial position		747	(154)	(1 321)
Acquisition of businesses	55	—	—	(1)
Reclassification to held for sale		—	15	159
Reclassification to long-term provisions		54	—	—
Effect of cash flow hedging		(18)	—	—
Translation of foreign operations	47	1 037	1 018	(230)

		1 820	879	(1 393)

Movement in financial assets and liabilities
Long-term financial assets		13	674	(393)
Short-term financial assets		459	(424)	(239)
Long-term financial liabilities		(54)	103	—
Short-term financial liabilities		31	133	(331)

		449	486	(963)

(Increase)/decrease in working capital		(3 424)	10 993	(7 818)

Sasol Limited Group

Notes to the Financial Statements (Continued)

52    Finance income received

	Note	2010	2009	2008

		Rm	Rm	Rm
Interest received	38	1 288	1 760	716
Interest received on tax		—	(3)	(4)
Dividends received from investments	38	31	27	10
Dividends received from associates	8	53	480	235

		1 372	2 264	957

53    Dividends paid

	2010	2009	2008

	Rm	Rm	Rm
Final dividend—prior year	(3 653)	(5 674)	(3 597)
Interim dividend—current year	(1 707)	(1 519)	(2 169)

	(5 360)	(7 193)	(5 766)

Forecast cash flow on final dividend—current year	4 682	3 629

Forecast STC charge on final dividend—current year	452	354

        The forecast cash flow on the final dividend is calculated based on the net number of ordinary shares in issue at 30 June 2010 of 639,2 million. The actual dividend payment will be determined on the record date of 15 October 2010.

54    Non-current assets sold

	2010	2009	2008

	Rm	Rm	Rm
Property, plant and equipment	49	54	128
Assets under construction	7	507	8
Other intangible assets	152	136	48

Non-current assets sold	208	697	184

Sasol Limited Group

Notes to the Financial Statements (Continued)

55    Acquisition of businesses

	Note	2010	2009	2008

		Rm	Rm	Rm
Property, plant and equipment		—	(17)	(305)
Assets under construction		—	—	(6)
Intangible assets		—	(3)	(27)
Investment in associates		—	—	—
Inventories		—	—	(93)
Trade receivables		—	7	(110)
Other receivables and prepaid expenses		—	—	(12)
Short-term financial assets		—	—	(19)
Cash and cash equivalents		—	(19)	(19)
Long-term debt		—	—	257
Post-retirement benefit obligations		—	—	16
Deferred taxation		—	—	(66)
Short-term provisions	26	—	1	2
Tax payable	28	—	1	1
Trade payables and accrued expenses		—	—	152
Other payables		—	—	1

		—	(30)	(228)
Non-controlling interest		—	—	(59)

		—	(30)	(287)
Goodwill		—	—	(144)

Total consideration per the statement of cash flows		—	(30)	(431)

Comprising
Oil—Exelem Aviation (Pty) Limited		—	(13)	—
Solvents—Sasol Dia Acrylates (Pty) Limited		—	—	(229)
Oil—Tosas Holdings (Pty) Limited		—	—	(110)
Wax—Luxco & Merkur		—	—	(87)
Polymers—Peroxide Chemicals (Pty) Limited		—	—	(5)
Other		—	(17)	—

Total consideration		—	(30)	(431)

Acquisitions in 2009

        In July 2008, Exel Petroleum (Pty) Limited acquired the remaining 50,1% of Exelem Aviation (Pty) Limited for a purchase consideration of US$1,7 million.

        During 2009, Sasol acquired a hotel in Secunda, South Africa for a purchase consideration of R17 million as part of a cost savings initiative to accommodate staff members and other personnel working on the Sasol Synfuels growth initiative.

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

Sasol Limited Group

Notes to the Financial Statements (Continued)

56    Disposal of businesses

	Note	2010	2009	2008

		Rm	Rm	Rm
Property, plant and equipment cost		517	—	2
accumulated depreciation		(516)	—	—
Assets held for sale		66	3 833	334
Inventories		—	—	(2)
Trade receivables		—	—	12
Other receivables and prepaid expenses		—	—	1
Cash and cash equivalents		—	—	31
Long-term provisions		(9)	—	—
Deferred taxation		—	—	(1)
Liabilities in disposal groups held for sale		(60)	(2)	(35)
Tax payable	28	—	—	(2)
Trade payables and accrued expenses		—	—	4

		(2)	3 831	344
Non-controlling interest		—	—	—

		(2)	3 831	344
Investment in associate retained		—	(1 269)	—

		(2)	2 562	344
Total consideration		—	3 486	693

		2	924	349
Provision in respect of business disposed		—	(1 280)	—
Realisation of accumulated translation effects		—	(414)	—

Profit/(loss) on disposal of businesses	42	2	(770)	349

Total consideration comprising
Sasol Synfuels International—Escravos GTL		—	3 486	—
Nitro—Sasol Dyno Nobel (Pty) Limited		—	—	275
Wax—Paramelt RMC BV		7	—	251
Other businesses—FFS Refiners (Pty) Limited		—	—	147
Other		(7)	—	20

Total consideration		—	3 486	693

Sasol Limited Group

Notes to the Financial Statements (Continued)

56    Disposal of businesses (Continued)

Disposals in 2010

        On 10 July 2007, Sasol Wax disposed of its 31% investment in Paramelt RMC BV, operating in The Netherlands, for a consideration of R251 million, realising a profit of R129 million. During 2010, the additional conditions precedent were met resulting in the receipt of additional consideration of R7 million.

        In 2010, the group also disposed of other smaller investments realising a loss of R7 million.

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

        On 30 April 2008, Chemcity (Pty) Limited disposed of its Cirebelle business in South Africa, realising a profit of R2 million.

Sasol Limited Group

Notes to the Financial Statements (Continued)

Other disclosures

Note
Guarantees and contingent liabilities	57
Commitments under leases	58
Related party transactions	59
Inflation reporting	60
Subsidiaries with a year end different to that of the group	61
Subsequent events	62
Interest in joint ventures	63
Financial risk management and financial instruments	64

57    Guarantees and contingent liabilities

57.1 Guarantees

	Note	Guarantees 2010	Liability included on statement of financial position 2010	Guarantees 2009	Liability included on statement of financial position 2009

		Rm	Rm	Rm	Rm
Performance guarantees
In respect of EGTL	i	3 779	1 759	3 455	1 728
In respect of GTL ventures	ii	1 444	—	2 920	—
Other performance guarantees	iii	444	73	1 529	638
Other guarantees
In respect of the natural gas project	iv	2 471	2 070	3 708	2 454
In respect of letter of credit	v	2 184	—	1 884	11
In favour of BEE partners	vi	519	16	508	19
Subsidiaries' financial obligations	vii	3 285	32	5 141	21
Guarantee in favour of Sasol Inzalo share transaction	viii	3 345	3 345	3 103	3 103
In respect of Natref debt	ix	1 325	1 325	1 160	1 159
In respect of crude oil purchases	x	921	921	—	—
In respect of development of retail convenience centres	xi	736	736	1 500	408
To RWE-DEA AG	xii	283	—	325	—
Eurobond	xiii	—	—	3 253	3 253
Other guarantees and claims	xiv	1 267	11	1 059	1

		22 003	10 288	29 545	12 795

              i.  Sasol Limited has issued the following significant guarantees for the obligations of its associate Escravos GTL in Nigeria, including inter alia:

    A performance guarantee has been issued in respect of the construction of Escravos GTL for the duration of the investment in the associate to an amount of US$250 million (R1 918 million).

Sasol Limited Group

Notes to the Financial Statements (Continued)

57    Guarantees and contingent liabilities (Continued)

    A guarantee has been issued for Sasol's portion of its commitments in respect of the fiscal arrangements relating to the Escravos GTL project to an amount of US$166 million (R1 274 million). An amount of R1 274 million has been recognised as a provision in this regard.

    A provision has been recognised in respect of a performance guarantee related to the construction of Escravos GTL plant for an amount of US$16 million (R123 million).

    A guarantee has been issued in respect of the catalyst performance to an amount of €29 million (R272 million).

           ii.  Sasol Limited has issued the following significant guarantees for the obligations of various of its subsidiaries in respect of the GTL Ventures. These guarantees relate to the construction and funding of Oryx GTL Limited in Qatar, including inter alia:

    A guarantee for the take-or-pay obligations of a wholly owned subsidiary has been issued under the gas sale and purchase agreement (GSPA) entered into between Oryx GTL Limited, Qatar Petroleum and ExxonMobil Middle East Gas Marketing Limited, by virtue of this subsidiary's 49% shareholding in Oryx GTL Limited. Sasol's exposure is limited to the amount of US$123 million (R944 million). In terms of the GSPA, Oryx GTL Limited is contractually committed to purchase minimum volumes of gas from Qatar Petroleum and ExxonMobil Middle East Gas Marketing Limited on a take-or-pay basis. Should Oryx GTL terminate the GSPA prematurely, Sasol Limited's wholly owned subsidiary will be obliged to take or pay for its 49% share of the contracted gas requirements. The term of the GSPA is 25 years from the date of commencement of operations. The project was commissioned in April 2007.

    Sasol Limited issued a performance guarantee for the obligations of its subsidiaries in respect of and for the duration of the investment in Sasol Chevron Holdings Limited, limited to an amount of US$60 million (R460 million). Sasol Chevron Holdings Limited is a joint venture between a wholly owned subsidiary of Sasol Limited and Chevron Corporation.

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

          iv.  Guarantees have been issued to various financial institutions in respect of the obligations of its subsidiaries (Sasol Petroleum International (Pty) Limited (SPI) and Republic of Mozambique Pipeline Investment Company (Pty) Limited (Rompco)) for the natural gas project. The guarantee in respect of Rompco's obligations to the financial institutions has been reduced to 50% of the outstanding obligation upon selling a 25% interest each in Rompco to Companhia de Moçambicana de Gasoduto, S.A.R.L (CMG) and South African Gas Development Company (Pty) Limited (iGas). The liability on the statement of financial position of R2 070 million represents the gross amount owing by SPI and Rompco to the financial institutions at 30 June 2010.

Sasol Limited Group

Notes to the Financial Statements (Continued)

57    Guarantees and contingent liabilities (Continued)

            v.  Various guarantees issued in respect of letters of credit issued by subsidiaries.

          vi.  In terms of the sale of 25% in Sasol Oil (Pty) Limited to Tshwarisano LFB Investment (Pty) Limited (Tshwarisano), facilitation for the financing requirements of Tshwarisano has been provided. The undiscounted exposure at 30 June 2010 amounted to R519 million. A liability for this guarantee at 30 June 2010, amounting to R16 million, has been recognised.

         vii.  Guarantees issued to financial institutions in respect of subsidiaries' debt obligations. Included are guarantees of $300 million (R2 302 million) and €62 million (R581 million) in respect of rolling credit facilities with various banks (debt of R32 million at 30 June 2010).

        viii.  As part of the Sasol Inzalo share transaction, the C Preference shares issued by the Sasol Inzalo Groups Funding (Pty) Limited and Sasol Inzalo Public Funding (Pty) Limited to the financing institutions are secured against a guarantee of R3 345 million.

          ix.  Guarantees issued in favour of various financial institutions in respect of the debt facilities of R1 325 million for the National Petroleum Refiners of South Africa (Pty) Limited (Natref) crude oil refinery. The outstanding debt on the statement of financial position was R1 325 million at 30 June 2010.

           x.  Sasol Limited issued a guarantee for Sasol Oil International Limited's term crude oil contract for the Natref crude oil refinery. The outstanding debt on the statement of financial position was R921 million at 30 June 2010.

          xi.  Guarantees issued to various financial institutions in respect of debt facilities for the establishment of the retail convenience centres network of R733 million. The outstanding debt on the statement of financial position was R733 million at 30 June 2010.

         xii.  Various performance guarantees issued in favour of RWE-DEA AG.

        xiii.  A guarantee has been issued in respect of the Eurobond which is listed on the Luxembourg Stock Exchange issued by its wholly owned subsidiary, Sasol Financing International plc. The outstanding debt on the statement of financial position was repaid on 29 June 2010.

        xiv.  Included in other guarantees are customs and excise guarantees of R133 million, R188 million in respect of feedstock purchases, R322 million relating to guarantees in respect of product shipments and environmental guarantees of R127 million.

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

Sasol Limited Group

Notes to the Financial Statements (Continued)

57    Guarantees and contingent liabilities (Continued)

57.3 Other contingencies

Subsidiaries

        Sasol Limited has guaranteed the fulfilment of various subsidiaries' obligations in terms of contractual agreements.

        Sasol Limited has guaranteed the borrowing facilities of certain of its subsidiaries. Further details of major banking facilities and debt arrangements at 30 June 2010 are provided in note 18.

Mineral rights

        As a result of the promulgation of legislation in South Africa, the common law (mineral rights) and associated statutory competencies of Sasol Mining have been converted to interim statutory rights (Old Order Rights). Sasol Mining is entitled to convert these Old Order Rights to statutory mining and prospecting rights (New Order Rights) after complying with certain statutory requirements. As at 30 June 2010, all applications to acquire prospecting and mining rights were granted by the Department of Minerals Resources (DMR). These rights cover all the prospecting rights in the Free State and Waterberg as well as the prospecting and mining rights in Secunda. No value has been attributed to these rights in the financial statements.

Legal costs

        Legal costs expected to be incurred in connection with loss contingencies are expensed as incurred.

57.4 Litigation

Fly Ash Plant

        Sasol Synfuels was in legal proceedings with regard to the operation of a plant in Secunda. Ashcor claimed damages of R313 million relating to their inability to develop their business and a projected loss of future cash flows. In January 2010, Sasol Synfuels was granted absolution from the instance with a cost order in its favour. Ashcor filed an application for leave to appeal which was dismissed by the court with costs on 18 May 2010. The prospect of future loss is deemed to be remote.

Sasol Nitro

        In 2004, the South African Competition Commission (Commission) commenced with investigations against Sasol Nitro, a division of Sasol Chemical Industries Limited, based on complaints levelled against Sasol Nitro by two of its customers, Nutri-Flo and Profert. Both complaints were subsequently referred to the Competition Tribunal (Tribunal) by the Commission. The Nutri-Flo complaint was referred in May 2005, alleging findings of prohibited horizontal practices (namely, price fixing and the prevention or lessening of competition) and abuses of dominance (namely, charging excessive prices and engaging in exclusionary conduct) in the fertiliser industry. The Profert complaint was referred in May 2006, alleging prohibited horizontal practices (namely, entering into agreements which divided the relevant market and which substantially lessened or prevented competition in that market) and abuses of dominance (namely, refusing to supply scarce goods to competitors, discriminating between customers in relation to sale prices and engaging in other exclusionary acts).

Sasol Limited Group

Notes to the Financial Statements (Continued)

57    Guarantees and contingent liabilities (Continued)

        During this time Sasol Nitro was also advised by the Commission that it was investigating whether or not there were any other unlawful agreements amounting to contraventions of the Competition Act's prohibitions against restrictive horizontal practices between Foskor and Sasol Nitro relating to toll manufacturing arrangements concluded between the parties in 2004, pending consideration of a merger application to the Commission relating to the intended sale by Sasol Nitro of its phosphoric acid production facilities to Foskor. In terms of the toll manufacturing agreements Sasol Nitro would toll manufacture phosphoric acid for Foskor.

        Sasol Nitro initially defended all three matters, but in late 2008 and early 2009, Sasol Nitro became aware of certain facts which necessitated that it engage with the Commission in order to negotiate a settlement with regard to the complaints relating to price fixing and market sharing. In the settlement agreement concluded with the Commission, and which was confirmed by the Tribunal on 20 May 2009, Sasol Nitro, acknowledged that, in the period from 1996 to 2005, it had contravened the Competition Act by fixing prices of certain fertilisers with its competitors, by agreeing with its competitors on the allocation of customers and suppliers and to collusively tendering for supply contracts. Sasol Nitro, as part of the settlement agreement, acknowledged that the toll manufacturing agreement and related interactions and communications between Sasol and Foskor on various levels amounted to a division of markets by allocating customers and territories with regard to phosphoric acid and its derivatives. Sasol Nitro subsequently paid an administrative penalty of R250,7 million.

        Civil claims and law suits may be instituted against Sasol arising from the admissions made in the settlement agreement. It is currently not possible to make an estimate of such contingent liability and accordingly, no provision was made as at 30 June 2010.

        Sasol Nitro did not at the time, as part of the settlement agreement, admit to engaging in price discrimination, excessive pricing or exclusionary practices as it does not believe it engaged in price discrimination, excessive pricing and exclusionary practices and these matters were to proceed to trial in due course. Subsequent to the settlement agreement, the Tribunal consolidated the hearing of the remaining Nutri-Flo and Profert complaints.

        Sasol Nitro, however, continued with its engagement of the Commission and on 5 July 2010, Sasol Nitro concluded a further settlement agreement with the Commission. In terms of this settlement, Sasol Nitro will restructure its fertiliser business. Sasol Nitro believes the restructuring will address the Commission's concerns regarding Sasol's position within the nitrogen based fertiliser value chain, while also opening the industry to more competition. Sasol Nitro will withdraw from certain downstream fertiliser activities with increased focus on the core activities of its fertiliser business.

        Sasol Nitro approached the Commission with this structural solution and has undertaken the following salient changes to its fertiliser business model:

  •
  Divesting its regional blending capacity in Bellville, Durban, Kimberley, Potchefstroom and Endicott whilst retaining its full production activities in Secunda.

  •
  Altering Sasol Nitro's fertiliser sales approach to a Secunda ex-works model. All fertiliser retail agent contracts will be phased out and a new fertiliser sales operating model formulated.

  •
  Pricing all ammonium nitrate based fertilisers on an ex-Secunda basis.

  •
  Phasing out ammonia imports on behalf of customers in South Africa.

Sasol Limited Group

Notes to the Financial Statements (Continued)

57    Guarantees and contingent liabilities (Continued)

        The agreement is a full and final settlement of the alleged contraventions of excessive pricing and exclusionary practices, which were the subject of the Nutri-Flo and Profert referrals. As the Commission is of the view that the settlement will address their competition concerns, the Commission did not seek an administrative penalty.

        On 20 July 2010, the Tribunal confirmed the settlement agreement. No finding was made relating to abuse of dominance and accordingly no administrative penalty was imposed. Sasol also did not make any admissions as to abuse of dominance.

        Sasol Nitro has also concluded confidential settlement agreements with Profert and Nutri-Flo in terms of which any and all of the complaints arising from the Commission's investigations were settled without admission of any liability or admission of any anti-competitive or unlawful conduct as alleged by Profert and Nutri-Flo. A non-material liability has been recognised in this respect at 30 June 2010.

        The settlement confirmed by the Tribunal on 14 July 2010, together with the changes to the Sasol Nitro business will not have a material adverse impact on the Sasol group. With the decrease in the price of phosphoric acid following the economic downturn, Sasol elected to cease the manufacturing of phosphoric acid and closed its plant at Phalaborwa on 31 October 2009. Sasol has commenced a process to dispose of this plant and is currently in discussion with a prospective purchaser.

Sasol Wax

        On 1 October 2008, following an investigation by the European Commission, the European Union found that members of the European paraffin wax industry, including Sasol Wax GmbH, formed a cartel and violated antitrust laws. A fine of €318,2 million was imposed by the European Commission on Sasol Wax GmbH (of which Sasol Wax International AG, Sasol Holding in Germany GmbH and Sasol Limited would be jointly and severally liable for €250 million). According to the decision of the European Commission, an infringement of antitrust laws commenced in 1992 or even earlier. In 1995, Sasol became a co-shareholder in an existing wax business located in Hamburg, Germany owned by the Schümann group. In July 2002, Sasol acquired the remaining shares in the joint venture and became the sole shareholder of the business. Sasol was unaware of these infringements before the European Commission commenced their investigation at the wax business in Hamburg in April 2005.

        On 15 December 2008, all Sasol companies affected by the decision lodged an appeal with the European Union's General Court against the decision of the European Commission on the basis that the fine is excessive and should be reduced. The fine has been paid in accordance with the legal requirements on 7 January 2009. As a result of the fine imposed on Sasol Wax GmbH, it is possible that customers may institute court proceedings against Sasol Wax for compensation of damages. The result of such proceedings cannot be determined at present and accordingly, no provision was made at 30 June 2010.

Veolia Water Systems

        On 15 July 2008, Veolia Water Systems (Veolia) issued summons against Sasol Synfuels arising from a contract concluded between Sasol Synfuels and Veolia in June 2004. The contract entailed the detailed engineering, construction and commissioning of a water desalination plant at Unit 544 of Sasol Synfuels' facilities at Secunda. Veolia claimed an amount of R438,6 million, including interest, for breach of contract, from Sasol Synfuels. The claim was originally defended. A counterclaim against

Sasol Limited Group

Notes to the Financial Statements (Continued)

57    Guarantees and contingent liabilities (Continued)

Veolia was also made by Sasol. The parties underwent mediation proceedings during April 2010 and on 29 June 2010, a settlement agreement between Veolia and Sasol Synfuels was reached. Sasol Synfuels has agreed to settle the claim with Veolia by the payment of an amount of R160 million (including interest) to Veolia. This is in full and final settlement of all claims and the amount has been provided for at 30 June 2010.

Sasol Polymers

        As previously disclosed by Sasol, the Commission has been investigating the South African polymers industry. On 12 August 2010, the Commission announced that it has referred its findings to the Tribunal for adjudication.

        The complaints that the Commission has referred to the Tribunal allege that Sasol Chemical Industries Limited (SCI) has in the pricing of polypropylene and propylene in the domestic South African market contravened section 8(a) of the Competition Act (the Act) in that its prices for each of the products are excessive. The referral further alleges that in regard to a formula employed and information exchanged between SCI and Safripol (Pty) Limited (Safripol) to determine the price of propylene which SCI sells to Safripol, SCI and Safripol have contravened section 4(1)(b)(i) of the Act by engaging in price fixing. The Commission also announced that it has simultaneously reached a settlement with Safripol in which Safripol admits that the supply agreement between SCI and Safripol and its implementation amounted to the indirect fixing of a price or trading condition in contravention of the Act. This settlement agreement was confirmed by the Tribunal on 25 August 2010.

        The Commission's allegation of collusion relates to an agreement of the Sasol Polymers division of SCI with Safripol, which was structured at the behest of the former Competition Board following the formation of Polifin (the Sasol/AECI joint venture) in 1994. The agreement was structured to ensure Safripol's ongoing access to propylene supply at a market-related price. South African propylene and polypropylene prices are comparable to international prices and hence Sasol believes that there is no legitimate basis for the Commission's excessive pricing allegations.

        At this time, there is no reasonable certainty as to whether or not SCI will be found to have contravened the Act as alleged, whether a penalty will be imposed and the quantum thereof. SCI intends defending the matter before the Tribunal should an amicable resolution of the matter with the Commission not be achieved and accordingly, no provision was made at 30 June 2010.

        The Commission has indicated that it is seeking an administrative penalty of 10% of SCI's annual turnover for each of these alleged contraventions and an order compelling SCI to sell polypropylene and propylene on an ex-works basis without discriminating in price between customers on the basis of their location. SCI houses a number of Sasol's South African chemical businesses such as Sasol Nitro, Sasol Polymers, Sasol Solvents and Sasol Wax. In Sasol Limited's public disclosures, Sasol has reported on a business segment basis and has not provided the turnover of SCI as a legal entity. The turnover of SCI excluding transfers to the Sasol group for the 2009 financial year was R22,13 billion. There is, however, no certainty that SCI is the correct base from which to calculate a potential administrative penalty.

Sasol Limited Group

Notes to the Financial Statements (Continued)

57    Guarantees and contingent liabilities (Continued)

Bitumen Pricing

        A review of competition law compliance at Sasol Oil and Tosas identified a competition compliance concern related to the use of a bitumen pricing methodology agreement reached within the South African Bitumen and Tar Association (SABITA), of which Sasol Oil and Tosas are members, along with other oil companies. Sasol Oil and Tosas thereupon approached the Commission for leniency in terms of the Commission's corporate leniency policy and were granted conditional leniency by the Commission in April 2009. On 4 March 2010, the Commission announced that it had referred the findings of its investigation into bitumen pricing to the Tribunal for adjudication.

        Sasol Oil and Tosas, as leniency applicants, have been granted conditional immunity from prosecution and no penalty will be sought by the Commission against Sasol or its subsidiaries subject to the leniency becoming unconditional. Sasol Oil and Tosas are cooperating with the Commission in its preparation for the hearing of the referral against those respondents who have not yet concluded settlement agreements with the Commission.

Sasol Gas

        On 30 October 2009, after being advised that certain provisions in a suite of agreements concluded between Sasol Gas, Coal, Energy and Power Resources Limited (CEPR) and Spring Lights Gas (Pty) Ltd (Spring Lights) constituted contraventions of the Act, Sasol Gas applied for leniency in terms of the Commission's corporate leniency policy and obtained conditional leniency. Subsequent to Sasol Gas' leniency application, the Commission investigated the matter and found that provisions in the agreements resulted in fixing of prices and had the effect of dividing the piped gas market by allocating customers and territories. The suite of agreements related to the establishment of Spring Lights as a broad-based black economic empowerment (BBBEE) company for the purpose of acquiring a portion of the business of Sasol Gas as part of Sasol's BBBEE strategy at the time.

        On 20 August 2010, Spring Lights concluded a settlement agreement with the Commission in terms of which Spring Lights acknowledged the mentioned contraventions and agreed to pay an administrative penalty of R10,8 million. A provision was made for this amount in 2009. Spring Lights has also made an application to the Competition Commission to exempt the conduct permitted in terms of these agreements, on the basis that it promotes the ability of small businesses, or firms controlled or owned by historically disadvantaged persons, to become competitive, in terms of section 10 (3)(b)(ii) of the Act.The settlement agreement was considered by the Tribunal on 1 September 2010 but the matter was postponed sine die to enable the Commission to make a ruling on the exemption application of Spring Lights.

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

Sasol Limited Group

Notes to the Financial Statements (Continued)

57    Guarantees and contingent liabilities (Continued)

57.5 Competition matters

        Sasol is continuously evaluating and enhancing its compliance programmes and controls in general, and its competition law compliance programme and controls in particular. As a consequence of these compliance programmes and controls, including monitoring and review activities, Sasol has also adopted appropriate remedial and/or mitigating steps, where necessary or advisable, lodged leniency applications and made disclosures on material findings as and when appropriate. As reported previously, these compliance activities have already revealed, and the implementation of certain close-out actions arising there from, may still reveal competition law contraventions or potential contraventions in respect of which we have taken, or will take, appropriate remedial and/or mitigating steps including lodging leniency applications.

        The Commission is conducting investigations into the South African piped gas, coal mining, petroleum, fertilisers, wax and polymer industries. Sasol continues to interact and co-operate with the Commission in respect of the subject matter of current leniency applications brought by Sasol, conditional leniency agreements concluded with the Commission, as well as in the areas that are subject to the Commission's investigations. To the extent appropriate, further announcements will be made in future.

        During 2010, Sasol received two notices of non-referral in regard to investigations that were conducted by the Commission into the South African candle wax industry. Sasol is not aware of any further investigations by the Commission in respect of this industry.

57.6 Environmental orders

        Sasol is subject to loss contingencies pursuant to numerous national and local environmental laws and regulations that regulate the discharge of materials into the environment or that otherwise relate to the protection of human health and the environment in all locations in which Sasol operates. These laws and regulations may, in future, require Sasol to remediate or rehabilitate the effects of its operations on the environment. The contingencies may exist at a number of sites, including, but not limited to, sites where action has been taken to remediate soil and groundwater contamination. These future costs are not fully determinable due to factors such as the unknown extent of possible contamination, uncertainty regarding the timing and extent of remediation actions that may be required, the allocation of the environmental obligation among multiple parties, the discretion of regulators and changing legal requirements.

        Sasol's environmental obligation accrued at 30 June 2010 was R6 109 million compared to R4 819 million in 2009. Included in this balance is an amount accrued of approximately R3 328 million in respect of the costs of remediation of soil and groundwater contamination and similar environmental costs. These costs relate to the following activities: site assessments, soil and groundwater clean-up and remediation, and ongoing monitoring. Due to uncertainties regarding future costs the potential loss in excess of the amount accrued cannot be reasonably determined

        Under the agreement for the acquisition of Sasol Chemie, Sasol received an indemnification from RWE-DEA AG for most of the costs of remediation and rehabilitation of environmental contamination existing at Condea Vista Company located in the United States on or before 1 March 2001.

        Although Sasol has provided for known environmental obligations that are probable and reasonably estimable, the amount of additional future costs relating to remediation and rehabilitation

Sasol Limited Group

Notes to the Financial Statements (Continued)

57    Guarantees and contingent liabilities (Continued)

may be material to results of operations in the period in which they are recognised. It is not expected that these environmental obligations will have a material effect on the financial position of the group.

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

57.7 Augusta Bay pollution investigation

        The local prosecutor's office in Augusta, Italy, is investigating a pollution incident at Augusta Bay, allegedly caused by the infiltration of pollutants into the sea. The investigation involves all the companies located within the Melilli-Priolo-Augusta industrial area, which includes Sasol Italy. The Prosecutor's office and the involved companies have each appointed experts to evaluate the environmental situation which includes a broad range of ecological impacts. It is currently not clear what product is the cause of the pollution and Sasol Italy's potential involvement will only be able to be determined after collection and analysis of samples, sea sediments and sea water. Experts have, at the request of the judge, filed their opinions on the cause of the pollution. Depending upon the final determination of environmental impacts resulting from the investigation, administrative fines or criminal penalties may be imposed on the guilty party or parties.

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

	2010	2009	2008

	Rm	Rm	Rm
Buildings and offices
Within one year	252	206	173
One to two years	212	203	180
Two to three years	176	161	177
Three to four years	158	134	143
Four to five years	139	127	118
More than five years	812	844	799

	1 749	1 675	1 590

Equipment
Within one year	444	510	545
One to two years	298	324	383
Two to three years	232	228	257
Three to four years	211	189	189
Four to five years	198	175	177
More than five years	845	985	1 023

	2 228	2 411	2 574

Included in operating leases for equipment is the rental of a pipeline for the transportation of gas products. The rental payments are determined based on the quantity of gas transported. The lease may be extended by either party to the lease for a further three year period prior to the expiry of the current lease term of 17 years.
Water reticulation for Sasol Synfuels
Within one year	87	70	32
One to two years	106	91	71
Two to three years	115	100	84
Three to four years	124	107	92
Four to five years	132	113	102
More than five years	2 618	2 660	2 971

	3 182	3 141	3 352

The water reticulation commitments of Sasol Synfuels relate to a long-term water supply agreement. The rental payments are determined based on the quantity of water consumed over the 20 year period of the lease.

Sasol Limited Group

Notes to the Financial Statements (Continued)

58    Commitments under leases (Continued)

	2010	2009	2008

	Rm	Rm	Rm
Total minimum future lease payments	7 159	7 227	7 516
These leasing arrangements do not impose any significant restrictions on the group or its subsidiaries.

	2010	2009	2008

	Rm	Rm	Rm
Business segmentation—minimum future operating lease payments
South African energy cluster	4 908	4 945	4 909
Mining	1	—	1
Gas	1 412	1 495	1 388
Synfuels	3 188	3 145	3 352
Oil	307	305	168
International energy cluster	720	651	779
Synfuels International	431	372	456
Petroleum International	289	279	323
Chemical cluster	1 227	1 296	1 422
Polymers	198	202	125
Solvents	316	285	387
Olefins & Surfactants	404	459	591
Other	309	350	319
Other businesses	304	335	406

	7 159	7 227	7 516

Contingent rentals

        The group has contingent rentals in respect of operating leases that are linked to market related data such as the rand/US dollar exchange rate and inflation.

	2010	2009	2008

	Rm	Rm	Rm
Minimum future lease payments—finance leases
Within one year	161	145	169
One to two years	203	146	143
Two to three years	149	189	143
Three to four years	136	135	141
Four to five years	110	122	135
More than five years	807	773	733
Less amounts representing finance charges	(658)	(715)	(711)

	908	795	753

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

        Disclosure in respect of joint ventures is provided in note 64 and of associates in note 8.

Material related party transactions were as follows

	2010	2009	2008

	Rm	Rm	Rm
Sales and services rendered to related parties
joint ventures	209	286	1 975
associates	1 606	1 241	742
third parties	2 770	3 188	944

	4 585	4 715	3 661

Purchases from related parties
joint ventures	184	306	88
associates	696	923	795
third parties	1 352	1 820	1 056
retirement funds	432	408	338

	2 664	3 457	2 277

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

Sasol Limited Group

Notes to the Financial Statements (Continued)

59    Related party transactions (Continued)

Directors and senior management

        Remuneration and other payments received by executive directors' and former executive directors for the 2010 financial year were as follows:

Executive directors	Salary	Retirement funding	Other benefits	Annual incentives(1)	Total 2010(2)(3)	Total 2009(4)

	R'000	R'000	R'000	R'000	R'000	R'000
LPA Davies	7 264	1 777	1 453	10 074	20 568	10 280
VN Fakude	3 612	745	548	3 914	8 819	5 423
AM Mokaba(5)	2 026	420	6 871		9 317	5 990
KC Ramon	3 739	773	441	4 099	9 052	5 555

Total	16 641	3 715	9 313	18 087	47 756	27 248

(1)
Incentives approved on the group results for the 2010 financial year and payable in the following year. Incentives are calculated as a percentage of total guaranteed package. The difference between the total amount approved as at 9 September 2010 and the total amount accrued as at 30 June 2010 represents an over provision of R0,6 million. The over provision for 2009 (R3,4m) was reversed in 2010.

(2)
Total remuneration for the financial year excludes gains derived from the long-term incentive schemes, details of which are disclosed in note 46.

(3)
Year-on-year increase in total earnings resulted primarily from the increase in the short-term incentive awarded. In 2009, the incentive was significantly lower as a result of the financial performance of the organisation which improved markedly in 2010.

(4)
Includes incentives approved on the group results for the 2009 financial year and paid in 2010.

(5)
Resigned as a director of Sasol Limited on 14 October 2009.

        The aggregate remuneration of members of the group executive committee (GEC) for the year (excluding that of the executive directors as disclosed separately above) was as follows:

Group executive committee	Salary	Retirement funding	Other benefits(2)	Annual incentive(1)	Total 2010(3)	Total 2009(2)(4)

	R'000	R'000	R'000	R'000	R'000	R'000
Total	19 768	3 836	4 305	16 655	44 564	49 936
Number of members(3)					6	7

(1)
Incentives approved on the group results for the 2010 financial year and payable in the following year. Incentives are calculated as a percentage of total guaranteed package. The difference between the total amount approved as at 9 September 2010 and the total amount accrued as at 30 June 2010 represents an over provision of R0,5 million. The over provision for 2009 (R7,3 million) was reversed in 2010.

(2)
Other benefits include vehicle benefits, medical benefits, vehicle insurance fringe benefits and exchange rate fluctuations.

(3)
Two members resigned as GEC members with effect from 30 June 2009 and 31 December 2009, respectively, and one member was appointed as a GEC member with effect from 1 September 2009.

(4)
Includes incentives approved on the group results for the 2009 financial year and paid in 2010.

Sasol Limited Group

Notes to the Financial Statements (Continued)

59    Related party transactions (Continued)

        Non-executive directors' remuneration for the year was as follows:

Non-executive directors	Board meeting fees(9)	Lead director fees	Committee fees	Share incentive trustee fees	Total 2010	Total 2009

	R'000	R'000	R'000	R'000	R'000	R'000
E le R Bradley(1)	n/a	n/a	n/a	n/a	n/a	400
C Beggs(2)	366	—	167	—	533	—
BP Connellan	366	—	539	134	1 039	989
PV Cox(3)	n/a	n/a	n/a	n/a	n/a	1 562
HG Dijkgraaf(4)	939	—	412	67	1 418	1 494
MSV Gantsho	366	—	227	—	593	477
A Jain(4)	862	—	—	—	862	1 038
GA Lewin(5)	220	—	—	—	220	—
IN Mkhize	366	—	103	59	528	446
S Montsi(6)	n/a	n/a	n/a	n/a	n/a	65
MJN Njeke(7)	366	—	167	—	533	214
TH Nyasulu (Chairman)(8)	3 647	—	103	—	3 750	2 361
JE Schrempp (Lead independent director)(4)	973	288	167	—	1 428	1 432
TA Wixley	366	—	270	—	636	605

Total	8 837	288	2 155	260	11 540	11 083

(1)
Retired as director of Sasol Limited on 31 December 2008.

(2)
Appointed as a director of Sasol Limited on 9 July 2009.

(3)
Retired as chairman of Sasol Limited on 28 November 2008.

(4)
Board meeting fees paid in US dollars. Board fee rand equivalent of US$115 500 at actual exchange rates. Lead independent director fee rand equivalent of US$34 700 at actual exchange rates.

(5)
Appointed as director of Sasol Limited on 18 March 2010.

(6)
Resigned as a director of Sasol Limited on 31 July 2008.

(7)
Appointed as a director of Sasol Limited on 4 February 2009.

(8)
Appointed as chairman of Sasol Limited on 28 November 2008.

(9)
Includes fees for ad hoc meetings attended during the year.

Sasol Limited Group

Notes to the Financial Statements (Continued)

59    Related party transactions (Continued)

        Details of the directors' and group executive committee shareholding in Sasol Limited are disclosed as follows:

	2010				2009
Beneficial shareholding	Number of shares		Number of share options(2)	Total beneficial shareholding	Number of shares		Number of share options(2)	Total beneficial shareholding

	Direct	Indirect			Direct	Indirect
Executive directors
LPA Davies(1)	86 700	228	396 500	483 428	86 700	221	385 400	472 321
VN Fakude	1 500	—	41 200	42 700	1 500	—	41 200	42 700
AMB Mokaba(4)	—	—	—	—	—	—	31 300	31 300
KC Ramon(3)	21 500	41 556	27 200	90 256	21 500	41 556	27 200	90 256
Non-executive directors
BP Connellan	10 500	—	—	10 500	10 500	—	—	10 500
IM Mkhize(3)	1 313	18 626	—	19 939	1 313	18 626	—	19 939
TH Nyasulu(3)	—	1 450	—	1 450	—	1 450	—	1 450
TA Wixley	2 500	—	—	2 500	2 500	—	—	2 500

Total	124 013	61 860	464 900	650 773	124 013	61 853	485 100	670 966

(1)
The indirect number of shares includes units held in the Sasol Share Savings Trust.

(2)
Including share options which have vested or which vest within sixty days of 30 June 2010.

(3)
The indirect number of shares includes shares held through Sasol Inzalo Public Limited.

(4)
Resigned as a director of Sasol Limited on 14 October 2009.

	2010			2009
Beneficial shareholding	Number of shares(1)	Number of share options(2)	Total beneficial shareholding	Number of shares(1)	Number of share options(2)	Total beneficial shareholding

Group executive committee(3)	15 611	214 700	230 311	8 985	374 900	383 885

(1)
Includes units held in the Sasol Share Savings Trust.

(2)
Including share options which have vested or which vest within sixty days of 30 June 2010.

(3)
Excluding the executive directors disclosed separately in the table above.

60    Inflation reporting

        The financial statements have not been restated to a current cost basis as the group does not operate in a hyperinflationary economy.

	2010	2009	2008

	%	%	%
Consumer Price Index—South Africa	5,7	10,2	9,3
Producer Price Index—South Africa	1,4	9,1	11,5

Sasol Limited Group

Notes to the Financial Statements (Continued)

61    Subsidiaries with a year end different to that of the group

        Sasol Italy SpA, a wholly owned subsidiary, has a statutory year end of 31 May and is included in the consolidated financial statements up to that date. The different year end would not result in a significant effect on the consolidated annual financial statements.

62    Subsequent events

        The following non-adjusting events occurred subsequent to 30 June 2010:

  •
  Sasol Nitro, a division of Sasol Chemical Industries Limited concluded a settlement agreement with the Competition Commission of South Africa. Refer note 57.4 for more detail.

  •
  The Competition Commission of South Africa referred its complaints on collusion and excessive pricing in the polymers market to the Competition Tribunal. Refer note 57.4 for more detail.

  •
  On 24 August 2010, SPI and Petronas announced the joint assignment of a 15% participating interest in the offshore M-10 Block, in Mozambique to Empresa Naçional de Hidrocarbonetos (ENH), the Mozambique national hydrocarbon exploration company. This results in an equity split in the M-10 Block of a 42,5% participating interest to each of SPI and Petronas with the remaining 15% to be held by ENH.

Sasol Limited Group

Notes to the Financial Statements (Continued)

63    Interest in joint ventures

        In accordance with the group's accounting policy, the results of joint ventures are proportionately consolidated on a line-by-line basis. The information provided below includes intercompany transactions and balances.

	Sasol GTL	Polymers*	Merisol	Spring Lights Gas	Other**	2010	2009 Total	2008 Total

	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm
Statement of financial position
External non-current assets	4 003	5 737	271	46	692	10 749	10 912	11 664
Property, plant and equipment	3 799	5 516	237	—	400	9 952	10 231	8 969
Assets under construction	180	55	10	—	253	498	373	2 514
Other non-current assets	24	166	24	46	39	299	308	181
Intercompany non-current assets	1	—	—	—	—	1	—	—
External current assets	1 193	1 676	366	80	428	3 743	3 032	2 878
Intercompany current assets	110	364	60	—	98	632	545	565

Total assets	5 307	7 777	697	126	1 218	15 125	14 489	15 107

Shareholders' equity	4 882	3 153	424	116	480	9 055	8 262	5 613
Long-term debt (interest bearing)	3	1 981	5	—	252	2 241	2 151	4 924
Intercompany long-term debt	1	1 215	5	—	3	1 224	1 518	1 115
Long-term provisions	74	16	8	—	15	113	83	58
Other non-current liabilities	75	148	49	—	27	299	247	324
Interest bearing current liabilities	14	594	111	—	79	798	823	1 273
Non-interest bearing current liabilities	227	663	57	2	314	1 263	1 278	1 550
Intercompany current liabilities	31	7	38	8	48	132	127	250

Total equity and liabilities	5 307	7 777	697	126	1 218	15 125	14 489	15 107

Income statement
Turnover	2 350	3 059	759	187	1 123	7 478	8 168	4 784

Operating profit	1 711	833	23	80	71	2 718	2 853	877
Other income/(expenses)	15	(274)	(1)	4	(9)	(265)	(502)	(218)

Net profit/(loss) before tax	1 726	559	22	84	62	2 453	2 351	659
Taxation	(27)	(39)	(9)	(29)	(29)	(133)	(112)	(123)

Attributable profit	1 699	520	13	55	33	2 320	2 239	536

Statement of cash flows
Cash flow from operations	2 006	1 130	58	88	135	3 417	3 692	1 552
Movement in working capital	10	(881)	(12)	(2)	34	(851)	(302)	(596)
Taxation paid	—	(1)	(4)	(29)	(22)	(56)	(114)	(55)
Other expenses	—	(276)	(4)	—	(23)	(303)	(542)	(891)

Cash available from operations	2 016	(28)	38	57	124	2 207	2 734	10
Dividends paid	(75)	(52)	(23)	(43)	(92)	(285)	(364)	(134)

Cash retained from operations	1 941	(80)	15	14	32	1 922	2 370	(124)
Cash flow from investing activities	(251)	(92)	(8)	—	(209)	(560)	(743)	(659)
Cash flow from financing activities	(1 809)	78	(19)	—	173	(1 577)	(949)	938

(Increase)/decrease in cash requirements	(119)	(94)	(12)	14	(4)	(215)	678	155

*
Comprising Arya Sasol Polymer Company and Petlin.

**
Includes Sasol Dyno Nobel, Sasol Fibres, Sasol Huntsman, Sasol Lurgi, Sasol Oil Petromoc, Sasol Yihai and Sasol Uzbekistan.

Sasol Limited Group

Notes to the Financial Statements (Continued)

63    Interest in joint ventures (Continued)

        At 30 June 2010, the group's share of the total capital commitments of joint ventures amounted to R444 million (2009—R590 million; 2008—R675 million).

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

Risk profile

        Risk management and measurement relating to each of these risks is discussed under the headings below (subcategorised into liquidity risk, credit risk, and market risk) which entails an analysis of the types of risk exposure, the way in which such exposure is managed and quantification of the level of exposure in the statement of financial position. The group's objective in using derivative instruments is for hedging purposes to reduce the uncertainty over future cash flows arising from foreign currency, interest rate and commodity price risk exposures.

a) Liquidity risk

        Liquidity risk is the risk that an entity in the group will be unable to meet its obligations as they become due. The group manages liquidity risk by effectively managing its working capital, capital expenditure and cash flows, making use of a central treasury function to manage pooled business unit cash investments and borrowing requirements. Currently the group is maintaining a positive cash position, conserving the group's cash resources through renewed focus on working capital improvement and capital reprioritisation. The group meets its financing requirements through a mixture of cash generated from its operations and, short- and long-term borrowings. Adequate banking facilities and reserve borrowing capacities are maintained (refer note 18). The Sasol group is in compliance with all of the financial covenants per its loan agreements, none of which is expected to present a material restriction on funding or its investment policy in the near future. The group has sufficient undrawn borrowing facilities, which could be utilised to settle obligations.

Sasol Limited Group

Notes to the Financial Statements (Continued)

64    Financial risk management and financial instruments (Continued)

        The maturity profile of the contractual cash flows of financial instruments at 30 June were as follows:

	Note	Contractual cash flows*	Within one year	One to two years	Two to three years	Three to four years	Four to five years	More than five years

		Rm	Rm	Rm	Rm	Rm	Rm	Rm
2010
Financial assets
Loans and receivables		34 068	32 920	325	320	164	9	330
Long-term receivables	10	1 317	169	325	320	164	9	330
Trade receivables	14	15 296	15 296	—	—	—	—	—
Other receivables	15	744	744	—	—	—	—	—
Cash restricted for use	17	1 841	1 841	—	—	—	—	—
Cash	17	14 870	14 870	—	—	—	—	—
Investments available-for-sale
Investments in securities	7	245	77	—	—	—	—	168
Investments held-to-maturity
Investments in securities	7	417	—	—	—	—	—	417

Non-derivative instruments		34 730	32 997	325	320	164	9	915
Derivative instruments
Forward exchange contracts		4 059	4 058	1	—	—	—	—
Cross currency swaps		469	469	—	—	—	—	—

		39 258	37 524	326	320	164	9	915

Financial liabilities
Non-derivative instruments		(28 204)	(13 516)	(1 825)	(1 483)	(1 433)	(998)	(8 949)
Long-term debt		(15 855)	(1 167)	(1 825)	(1 483)	(1 433)	(998)	(8 949)
Short-term debt	24	(456)	(456)	—	—	—	—	—
Trade payables and accrued expenses	29	(10 675)	(10 675)	—	—	—	—	—
Other payables	30	(1 099)	(1 099)	—	—	—	—	—
Bank overdraft	17	(119)	(119)	—	—	—	—	—
Financial guarantees(1)		(749)	(749)	—	—	—	—	—

		(28 953)	(14 265)	(1 825)	(1 483)	(1 433)	(998)	(8 949)
Derivative instruments
Forward exchange contracts		(4 382)	(4 052)	(326)	(4)	—	—	—
Cross currency swaps		(469)	(469)	—	—	—	—	—
Interest rate derivatives		(26)	(20)	(6)	—	—	—	—
Commodity derivatives		(1)	(1)	—	—	—	—	—

		(33 831)	(18 807)	(2 157)	(1 487)	(1 433)	(998)	(8 949)

Sasol Limited Group

Notes to the Financial Statements (Continued)

64    Financial risk management and financial instruments (Continued)

	Note	Contractual cash flows*	Within one year	One to two years	Two to three years	Three to four years	Four to five years	More than five years

		Rm	Rm	Rm	Rm	Rm	Rm	Rm
2009
Financial assets
Loans and receivables		35 913	34 490	13	8	8	350	1 044
Long-term receivables	10	1 835	412	13	8	8	350	1 044
Trade receivables	14	12 499	12 499	—	—	—	—	—
Other receivables	15	907	907	—	—	—	—	—
Cash restricted for use	17	1 247	1 247	—	—	—	—	—
Cash	17	19 425	19 425	—	—	—	—	—
Investments available-for-sale
Investments in securities	7	264	77	—	—	—	—	187
Investments held-to-maturity
Investments in securities	7	387	—	—	—	—	—	387

Non-derivative instruments		36 564	34 567	13	8	8	350	1 618
Derivative instruments
Forward exchange contracts		6 581	6 351	222	5	—	—	3
Cross currency swaps		1 647	1 647	—	—	—	—	—
Interest rate derivatives		1	—	—	1	—	—	—

		44 793	42 565	235	14	8	350	1 621

Financial liabilities
Non-derivative instruments		(30 736)	(16 484)	(984)	(1 247)	(1 164)	(1 223)	(9 634)
Long-term debt		(18 604)	(4 352)	(984)	(1 247)	(1 164)	(1 223)	(9 634)
Short-term debt	24	(490)	(490)	—	—	—	—	—
Trade payables and accrued expenses	29	(10 686)	(10 686)	—	—	—	—	—
Other payables	30	(876)	(876)	—	—	—	—	—
Bank overdraft	17	(80)	(80)	—	—	—	—	—
Financial guarantees(1)		(733)	(733)	—	—	—	—	—

		(31 469)	(17 217)	(984)	(1 247)	(1 164)	(1 223)	(9 634)
Derivative instruments
Forward exchange contracts		(6 933)	(6 605)	(320)	(5)	—	—	(3)
Cross currency swaps		(1 209)	(1 209)	—	—	—	—	—
Commodity derivatives		(3)	(3)	—	—	—	—	—

		(39 614)	(25 034)	(1 304)	(1 252)	(1 164)	(1 223)	(9 637)

*
The amount disclosed is the contractual cash flows excluding finance expenses. Where a derivative is linked to an index, the amount payable or receivable has been based on the estimated forward exchange rates at the settlement date. Foreign exchange contracts and cross currency swaps are settled on a gross basis, while all other derivatives are net settled. For gross settled derivatives, the cash outflow has been included in financial liabilities, while the cash inflow is included in financial assets.

(1)
Issued financial guarantees contracts are all repayable on demand, however the likelihood of default is considered remote. Refer to note 57.1.

Sasol Limited Group

Notes to the Financial Statements (Continued)

64    Financial risk management and financial instruments (Continued)

        The expected future timing of the recycling of derivatives used for hedging on the income statement at 30 June were as follows:

	Carrying value	Within one year	One to two years	Two to three years	Three to four years	Four to five years	More than five years

	Rm	Rm	Rm	Rm	Rm	Rm	Rm
2010
Derivative instruments—cash flow hedges
Financial assets	2	2	—	—	—	—	—
Financial liabilities	174	88	22	6	5	4	49

2009
Derivative instruments—cash flow hedges
Financial assets	15	14	—	1	—	—	—
Financial liabilities	26	25	—	—	—	—	1

b) Credit risk

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

Sasol Limited Group

Notes to the Financial Statements (Continued)

64    Financial risk management and financial instruments (Continued)

        The carrying value of financial assets as detailed below represents the maximum credit risk exposure.

	Note	Carrying value 2010	Carrying value 2009

		Rm	Rm
Long-term receivables	10	1 317	1 835
Trade receivables	14	15 296	12 499
Other receivables	15	744	907
Cash restricted for use	17	1 841	1 247
Cash	17	14 870	19 425
Investments available-for-sale
Investments in securities	7	245	264
Investments held-to-maturity
Investments in securities	7	417	387

Non-derivative instruments		34 730	36 564
Derivative instruments
Forward exchange contracts		4 059	6 581
Cross currency swaps		469	1 647
Commodity derivatives		—	1

		39 258	44 793

        Trade and other receivables consist of a large number of customers spread across diverse industries and geographical areas. The exposure to credit risk is influenced by the individual characteristics, the industry and geographical area of the counterparty with whom we have transacted. Trade and other receivables are carefully monitored for impairment. An allowance for impairment of trade receivables is made where there is an identified loss event, which based on previous experience, is evidence of a reduction in the recoverability of the cash flows. Details of the credit quality of trade receivables and the associated provision for impairment is disclosed in note 14.

        No single customer represents more than 10% of the group's total turnover or more than 10% of total trade receivables for the years ended 30 June 2010 and 2009. Approximately 51% (2009—50%; 2008—52%) of the group's total turnover is generated from sales within South Africa, while about 22% (2009—23%; 2008—22%) relates to European sales. Approximately 51% (2009 and 2008—53%) of the amount owing in respect of trade receivables is from counterparties in South Africa, while European receivables amount to about 24% (2009—25%; 2008—29%). The group does not typically renegotiate terms of trade receivables, however if renegotiation does take place, the outstanding balance is included in the analysis based on renegotiated payment terms.

        Credit risk exposure in respect of long-term receivables and trade receivables is further analysed in notes 10 and 14, respectively. The carrying value represents the maximum credit risk exposure.

        The group has provided guarantees for the financial obligations of subsidiaries, joint-ventures and third parties. The outstanding guarantees at 30 June 2010 are provided in note 57.1.

Sasol Limited Group

Notes to the Financial Statements (Continued)

64    Financial risk management and financial instruments (Continued)

c) Market risk

        Market risk is the risk arising from possible market price movements and their impact on the future cash flows of the business. The market price movements that the group is exposed to include foreign currency exchange rates, interest rates and oil and natural gas prices (commodity price risk). The group has developed policies aimed at managing the volatility inherent in these exposures which are discussed in the risks below.

1) Foreign currency risk

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

        Forward exchange contracts are utilised primarily to reduce foreign currency exposure arising from imports into South Africa. Forward cover is required on both capital expenditure and imports (payables) in excess of US$ 50 000. This is an established policy of our group based on anticipated long-term trends and is designed to hedge our exposure in South Africa to exchange rate-based volatility in cash flows on both operating and capital expenditure. This policy enables us to more accurately forecast our cash flows for purchases of both capital items and operating materials thereby improving our management of both working capital and debt.

        The Sasol group executive committee sets intervention levels to specifically assess large forward cover amounts for long periods into the future which has the potential to materially affect Sasol's financial position. These limits are reviewed from time to time. The group also makes use of customer foreign currency accounts, where needed.

        The following significant exchange rates applied during the year:

	Average rate		Closing rate

	2010	2009	2010	2009

Rand/Euro	10,55	12,31	9,39	10,84
Rand/US dollar	7,59	9,04	7,67	7,73
Rand/Pound sterling	12,01	14,42	11,47	12,72

Sasol Limited Group

Notes to the Financial Statements (Continued)

64    Financial risk management and financial instruments (Continued)

        The exposure of the group's financial assets and liabilities to currency risk is as follows:

	2010
	Total	Euro	US dollar	Pound sterling	Rand	Other

	Rm	Rm	Rm	Rm	Rm	Rm
Long-term receivables	944	920	24	—	—	—
Trade receivables	3 842	417	3 005	106	11	303
Other receivables	100	3	58	2	1	36
Cash restricted for use	799	576	54	29	—	140
Cash	2 597	73	1 872	55	171	426
Long-term debt	(2 492)	(2 379)	(101)	(3)	—	(9)
Short-term debt	(91)	(78)	(13)	—	—	—
Trade payables and accrued expenses	(1 314)	(176)	(858)	(36)	(10)	(234)
Other payables	(108)	(1)	(55)	(17)	(4)	(31)
Bank overdraft	(12)	—	(4)	—	(5)	(3)

Exposure on external balances	4 265	(645)	3 982	136	164	628
Net exposure on balances between group companies	372	1 167	(563)	34	(242)	(24)

Exposure on non-derivative instruments	4 637	522	3 419	170	(78)	604
Foreign exchange contracts	(2 763)	(1 603)	(993)	(55)	—	(112)
Cross currency swaps	(475)	—	(475)	—	—	—

Total exposure	1 399	(1 081)	1 951	115	(78)	492

	2009
	Total	Euro	US dollar	Pound sterling	Rand	Other

	Rm	Rm	Rm	Rm	Rm	Rm
Long-term receivables	1 450	1 017	432	—	—	1
Trade receivables	2 603	304	1 792	94	17	396
Other receivables	124	3	75	10	—	36
Cash restricted for use	697	468	203	3	—	23
Cash	3 445	979	2 061	39	145	221
Long-term debt	(2 623)	(2 476)	(131)	(3)	(13)	—
Short-term debt	(3 271)	(3 249)	(22)	—	—	—
Trade payables and accrued expenses	(1 134)	(120)	(967)	(31)	(16)	—
Other payables	(365)	(160)	(162)	(34)	(9)	—
Bank overdraft	(3)	(1)	—	—	—	(2)

Exposure on external balances	923	(3 235)	3 281	78	124	675
Net exposure on balances between group companies	9 062	8 301	986	(3)	(208)	(14)

Exposure on non-derivative instruments	9 985	5 066	4 267	75	(84)	661
Foreign exchange contracts	5 321	2 509	2 652	27	—	133
Cross currency swaps	(1 626)	(1 626)	—	—	—	—

Total exposure	13 680	5 949	6 919	102	(84)	794

Sasol Limited Group

Notes to the Financial Statements (Continued)

64    Financial risk management and financial instruments (Continued)

Sensitivity analysis

        A 10 percent strengthening of the rand on the group's exposure to foreign currency risk at 30 June would have decreased/(increased) either the equity or the income statement by the amounts below before the effect of tax. This analysis assumes that all other variables, in particular interest rates, remain constant and has been performed on the same basis for 2009.

	2010		2009

	Equity	Income statement	Equity	Income statement

	Rm	Rm	Rm	Rm
Euro	95	117	211	384
US dollar	12	381	147	545
Pound sterling	1	25	1	9
Rand	—	(8)	—	(8)
Other currencies	8	63	14	65

        A 10 percent weakening in the rand against the above currencies at 30 June would have the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

Forward exchange contracts and cross currency swaps

        All forward exchange contracts are supported by underlying commitments or transactions.

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

Sasol Limited Group

Notes to the Financial Statements (Continued)

64    Financial risk management and financial instruments (Continued)

        The following forward exchange contracts and cross currency swaps were held at 30 June:

	Contract foreign currency amount 2010	Contract amount— Rand equivalent 2010	Average rate of exchange 2010	Estimated fair value (losses)/gains 2010	Contract foreign currency amount 2009	Contract amount— Rand equivalent 2009	Average rate of exchange 2009	Estimated fair value (losses)/ gains 2009

	million	Rm	(calculated)	Rm	million	Rm	(calculated)	Rm
Forward Exchange Contracts
Related to transactions which have already occurred
Derivative instruments—cash flow hedges
Imports—capital
Euro	1	4	9,43	—	10	127	12,76	(5)
US dollar	—	—		—	1	7	9,23	—
Pound sterling	—	1	11,47	—	—	2	13,61	—
Other currencies—US dollar equivalent	—	—		—	13	106	8,20	(6)

		5		—		242		(11)

US dollar		—		—	4	41	9,23	6

Other payables (liabilities)
Euro	—	3	9,39	(1)	1	6	10,84	—
US dollar	—	1	7,67	—	—	—	—	—
Other currencies—US dollar equivalent	—	1	9,39	—	—	—	—	—

		5		(1)		6		—

Other receivables (assets)
Euro	—	1	9,39	—	—	—	—	—
US dollar	1	7	7,62	—	—	—	—	—

		8		—		—		—

Derivative instruments—held for trading
Imports—capital
Euro	17	198	11,75	(17)	—	—	—	—
US dollar	4	39	9,64	(3)	1	6	9,94	—
Pound sterling	—	3	11,33	—	—	—	—	—
	6	54	9,30	(4)

		294		(24)		6		—

Imports—goods
Euro	8	79	9,97	(4)	1	6	11,96	(1)
US dollar	14	108	7,67	—	50	405	8,09	(18)
Pound sterling	5	56	11,33	1	4	49	12,49	1
Other currencies—US dollar equivalent	6	—	0,08	—	—	—	—	—

		243		(3)		460		(18)

Exports
Euro	—	3	9,31	—
US dollar	64	471	7,40	(16)	39	313	8,01	12
Pound sterling	2	25	10,80	(1)	4	48	12,03	(3)
Other currencies—US dollar equivalent	8	62	7,56	(4)	5	35	7,85	1

		561		(21)		396		10

Other payables (liabilities)
Euro	3	39	11,27	(3)	44	556	12,53	(58)
US dollar	31	242	7,69	(1)	3	23	7,71	—
Pound sterling	—	2	11,53	—	—	—	—	—
Other currencies—US dollar equivalent	—	1	7,39	—	—	1	4,62	(1)

		284		(4)		580		(59)

Other receivables (assets)
Euro	—	10	9,46	8	48	585	12,13	70
US dollar	1	21	12,97	9	12	112	9,22	6

		31		17		697		76

Sasol Limited Group

Notes to the Financial Statements (Continued)

64    Financial risk management and financial instruments (Continued)

	Contract foreign currency amount 2010	Contract amount— Rand equivalent 2010	Average rate of exchange 2010 (calculated)	Estimated fair value losses 2010	Contract foreign currency amount 2009	Contract amount— Rand equivalent 2009	Average rate of exchange 2009 (calculated)	Estimated fair value (losses)/ gains 2009

	million	Rm		Rm	million	Rm		Rm
Forward exchange contracts
Related to future commitments
Derivative instruments—cash flow hedges
Imports
Euro	68	740	10,94	(82)	171	2 224	13,00	(77)
US dollar	17	139	8,17	(8)	131	1 339	10,18	(22)
Pound sterling	—	5	12,93	(1)	1	6	13,79	—
Other currencies—US dollar equivalent	11	94	8,59	(4)	6	47	8,59	(5)

		978		(95)		3 616		(104)

Other payables (liabilities)
Euro	33	401	12,19	(29)	13	165	12,48	(23)
US dollar	—	—	—	—	63	518	8,28	(33)
Pound sterling	1	21	14,76	(6)	—	—	—	—

		422		(35)		683		(56)

Derivative instruments—held for trading
Imports
Euro	23	251	10,91	(38)	26	320	12,17	(14)
US dollar	124	1 057	8,54	(103)	148	1 333	9,00	(160)
Pound sterling	—	2	11,34	—	—	—	—	—
Other currencies—US dollar equivalent	—	—		—	2	14	7,73	(1)

		1 310		(141)		1 667		(175)

Exports
Euro	—	—		—	1	11	10,97	—
US dollar	—	—		—	3	23	7,72	—
Other currencies—US dollar equivalent	—	—		—	1	4	7,72	—

		—		—		38		—

Other payables (liabilities)
Euro	19	193	10,29	(15)	15	205	13,66	(20)
US dollar	5	38	7,87	—	7	60	8,88	(8)
Pound Sterling	—	3	11,94	(1)	1	18	13,65	(3)
Other currencies—US dollar equivalent	—	2	7,76	—	2	14	7,96	(2)

		236		(16)		297		(33)

Other receivables (assets)
US dollar	—	—		—	1	5	8,35	—

		—		—		5		—

Cross currency swaps
Derivative instruments—held for trading
Euro to Rand	62	469	7,59	—	150	1 209	8,06	438

Sasol Limited Group

Notes to the Financial Statements (Continued)

64    Financial risk management and financial instruments (Continued)

        The maturity profile of contract amounts of forward exchange contracts and cross currency swaps at 30 June were as follows:

	Contract amount	Within one year	One to two years	Two to three years

	Rm	Rm	Rm	Rm
2010
Forward exchange contracts
Related to transactions which have already occurred
Imports—capital
Euro	202	173	29	—
US dollar	39	39	—	—
Pound sterling	4	4	—	—
Other currencies—US dollar equivalent	54	54	—	—

	299	270	29	—

Imports—goods
Euro	79	79	—	—
US dollar	108	108	—	—
Pound sterling	56	56	—	—

	243	243	—	—

Exports
Euro	3	3	—	—
US dollar	471	471	—	—
Pound sterling	25	25	—	—
Other currencies—US dollar equivalent	62	62	—	—

	561	561	—	—

Other payables (liabilities)
Euro	42	42	—	—
US dollar	243	243	—	—
Pound sterling	2	2	—	—
Other currencies—US dollar equivalent	2	2	—	—

	289	289	—	—

Other receivables (assets)
Euro	11	11	—	—
US dollar	28	28	—	—

	39	39	—	—

Related to future commitments
Imports
Euro	991	805	182	4
US dollar	1 196	1 192	4	—
Pound sterling	7	7	—	—
Other currencies—US dollar equivalent	94	94	—	—

	2 288	2 098	186	4

Other payables (liabilities)
Euro	594	483	111	—
US dollar	38	38	—	—
Pound sterling	24	24	—	—
Other currencies—US dollar equivalent	2	2	—	—

	658	547	111	—

Cross currency swaps
Euro to Rand	469	469	—	—

Sasol Limited Group

Notes to the Financial Statements (Continued)

64    Financial risk management and financial instruments (Continued)

	Contract amount	Within one year	One to two years	Two to three years

	Rm	Rm	Rm	Rm
2009
Forward exchange contracts
Related to transactions which have already occurred
Imports—capital
Euro	127	127	—	—
US dollar	13	13	—	—
Pound sterling	2	2	—	—
Other currencies—US dollar equivalent	106	106	—	—

	248	248	—	—

Imports—goods
Euro	6	6	—	—
US dollar	405	405	—	—
Pound sterling	49	49	—	—

	460	460	—	—

Exports
Euro	—	—	—	—
US dollar	354	354	—	—
Pound sterling	48	48	—	—
Other currencies—US dollar equivalent	35	35	—	—

	437	437	—	—

Other payables (liabilities)
Euro	562	355	207	—
US dollar	23	23	—	—
Other currencies—US dollar equivalent	1	1	—	—

	586	379	207	—

Other receivables (assets)
Euro	585	584	1	—
US dollar	112	112	—	—

	697	696	1	—

Related to future commitments
Imports
Euro	2 544	2 412	128	4
US dollar	2 672	2 353	319	—
Pound sterling	6	6	—	—
Other currencies—US dollar equivalent	61	61	—	—

	5 283	4 832	447	4

Exports
Euro	11	11	—	—
US dollar	23	23	—	—
Other currencies—US dollar equivalent	4	4	—	—

	38	38	—	—

Other payables (liabilities)
Euro	370	370	—	—
US dollar	578	578	—	—
Pound sterling	18	15	3	—
Other currencies—US dollar equivalent	14	14	—	—

	980	977	3	—

Other receivables (assets)
US dollar	5	5	—	—

Cross currency swaps
Euro to Rand	1 209	1 209	—	—

Sasol Limited Group

Notes to the Financial Statements (Continued)

64    Financial risk management and financial instruments (Continued)

2) Interest rate risk

        Fluctuations in interest rates impact on the value of short term investments and financing activities, giving rise to interest rate risk. Exposure to interest rate risk is particularly with reference to changes in South African, European and US interest rates.

        The group's policy is to borrow funds at floating rates of interest as this is considered to give somewhat of a natural hedge against commodity price movements, given the correlation with economic growth (and industrial activity) which in turn shows a high correlation with commodity price fluctuation. In certain circumstances, the group uses interest rate swap contracts to manage its exposure to interest rate movements.

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

        In respect of financial assets, the group's policy is to invest cash at floating rates of interest and cash reserves are to be maintained in short-term investments (less than one year) in order to maintain liquidity, while achieving a satisfactory return for shareholders.

        At the reporting date, the interest rate profile of the group's interest-bearing financial instruments was:

Carrying value

	2010	2009

	Rm	Rm
Variable rate instruments
Financial assets	16 631	22 416
Financial liabilities	(10 725)	(10 185)

	5 906	12 231

Fixed rate instruments
Financial assets	1 330	24
Financial liabilities	(4 307)	(7 629)

	(2 977)	(7 605)

Interest profile (variable: fixed rate as a percentage of total interest bearing)	83:17	81:19

Cash flow sensitivity for variable rate instruments

        Financial instruments affected by interest rate risk include borrowings, deposits, derivative financial instruments, trade receivables and trade payables. A change of one percent in the prevailing interest rate in that region at the reporting date would have increased/(decreased) the income statement by the amounts shown below before the effect of tax. The sensitivity analysis has been prepared on the basis

Sasol Limited Group

Notes to the Financial Statements (Continued)

64    Financial risk management and financial instruments (Continued)

that all other variables, in particular foreign currency rates, remain constant and has been performed on the same basis for 2009.

	Income statement—1% increase

	South Africa	Europe	USA	Other

	Rm	Rm	Rm	Rm
30 June 2010	36	(11)	20	14
30 June 2009	77	1	22	22

	Income statement—1% increase

	South Africa	Europe	USA*	Other

	Rm	Rm	Rm	Rm
30 June 2010	(36)	11	—	(14)
30 June 2009	(77)	(1)	—	(22)

        A one percent decrease in the interest rate at 30 June would have the equal but opposite effect on the above regions to the amounts shown above, on the basis that all other variables remain constant.

*
A decrease of 1% in interest rates for the United States of America will not have an effect on the income statement as it is not reasonably possible that interest rates will decrease below 0% in the next financial year.

        The following interest rate derivative contracts were in place at 30 June:

	Contract amount— Rand equivalent 2010	Average fixed rate 2010	Expiry 2010	Estimated fair value losses 2010	Contract amount— Rand equivalent 2009	Average fixed rate 2009	Expiry 2009	Estimated fair value gains 2009

	Rm	%		Rm	Rm	%		Rm
Interest rate derivatives
Derivative instruments—cash flow hedges
Pay fixed rate receive floating rate
Euro	151	3,6	19/12/2010	(11)	—			—
Rand	682	6,6	15/12/2012	(15)	688	7,4	15/12/2009	—

	833			(26)	688			—

Derivative instruments—held for trading
Interest rate cap or collar
(relating to long-term debt)
Rand—cap	—			—	1 033	17,5	03/10/2011	—
Rand—cap	—			—	2 022	15,9	03/10/2011	1

	—			—	3 055			1

Sasol Limited Group

Notes to the Financial Statements (Continued)

64    Financial risk management and financial instruments (Continued)

        The maturity profile of gross contract amounts of interest rate derivatives at 30 June were as follows:

	Contract amount	Within one year	One to two years

	Rm	Rm	Rm
Interest rate derivatives
2010
Pay fixed rate receive floating rate
Euro	151	151	—
Rand	682	126	556

	833	277	556

2009
Pay fixed rate receive floating rate
Rand	688	688	—

3) Commodity price risk

        The group makes use of derivative instruments, including commodity swaps, options and futures contracts of short duration as a means of mitigating price and timing risks on crude oil purchases and sales. In effecting these transactions, the business units concerned operate within procedures and policies designed to ensure that risks, including those relating to the default of counterparties, are minimised. In the past, the group has entered into a zero cost collar to hedge approximately 30% of Sasol Synfuels' production and 30% of Sasol Petroleum International's West African output. The group has not entered into a similar crude oil hedge for 2010. Together with the group's other risk mitigation initiatives, such as cost containment, cash conservation and capital prioritisation, the group's hedging strategy is considered in conjunction with these initiatives. The situation is monitored regularly to assess when a suitable time might be to reverse this strategy.

        Dated Brent crude prices applied during the year:

	Dated Brent Crude

	2010	2009

	US$	US$
High	88,09	143,95
Average	74,37	68,14
Low	58,25	39,41

Sasol Limited Group

Notes to the Financial Statements (Continued)

64    Financial risk management and financial instruments (Continued)

        The following commodity derivative contracts were in place at 30 June:

	Contract foreign currency amount 2010	Contract amount— Rand equivalent 2010	Average price 2010	Estimated fair value gains 2010	Contract foreign currency amount 2009	Contract amount— Rand equivalent 2009	Average price 2009	Estimated fair value gains 2009

	million	Rm	US$	Rm	million	Rm	US$	Rm
Commodity derivatives
Derivative instruments—cash flow hedges
Futures
Crude oil (US dollar)	—	—		—	10	76	70,01	(1)
Derivative instruments—held for trading
Futures
Crude oil (US dollar)	11	86	76,12	(1)	38	295	70,29	(2)
        The high crude oil prices seen over the recent years are expected to decline over the next ten years. For every US$1/b increase in the average crude oil price, group operating profit increased by approximately R615 million during 2010 (2009: R572 million; 2008: R402 million).

        The average crude oil price achieved during the year resulted in a neutral position with no net gain or loss. The recognition of the fair value of the oil hedges resulted in an unrealised fair value loss of R87 million at the end of the year owing to the significant increase in crude oil prices from 2009.

        The maturity profile of contract amounts of commodity derivatives at 30 June were as follows:

	Contract amount 2010	Within one year 2010	Contract amount 2009	Within one year 2009

	Rm	Rm	Rm	Rm
Commodity derivatives
Futures
Crude oil	86	86	371	371

Sensitivity analysis

        A 10 percent increase of the commodity prices at 30 June would have increased the fair value of commodity derivatives recognised in other operating costs in the income statement by the amounts shown below, before the effect of tax. This analysis assumes that all other variables remain constant and should not be considered predictive of future performances. The calculation has been performed on the same basis for 2009.

	2010	2009

	Rm	Rm
Crude oil	—	—

        A 10 percent decrease in the commodity prices at 30 June would have the equal but opposite effect on the fair value amounts shown above, on the basis that all other variables remain constant.

Sasol Limited Group

Notes to the Financial Statements (Continued)

64    Financial risk management and financial instruments (Continued)

4) Classification of financial assets and financial liabilities

Accounting classifications and fair values

        The table below sets out the group's classification of financial assets and financial liabilities, and their fair values

		2010		2009

	Note	Fair value(1)	Carrying value	Fair value(1)	Carrying value

		Rm	Rm	Rm	Rm
Financial assets
Financial assets measured at amortised cost
Loans and receivables
Long-term receivables	10	1 317	1 317	1 835	1 835
Trade receivables	14	15 296	15 296	12 499	12 499
Other receivables	15	744	744	907	907
Cash restricted for use	17	1 841	1 841	1 247	1 247
Cash	17	14 870	14 870	19 425	19 425
Investments held-to-maturity
Investments in securities	7	417	417	387	387
Financial assets measured at fair value
Investments available-for-sale
Investments in securities(3)	7	245	245	264	264
Derivative instruments(2)
Cash flow hedges		2	2	14	14
Held for trading		50	50	521	521

		34 782	34 782	37 099	37 099

Financial liabilities
Financial liabilities measured at amortised cost
Long-term debt	18	(14 554)	(15 197)	(16 273)	(17 887)
Short-term debt	24	(456)	(456)	(490)	(490)
Trade payables and accrued expenses	29	(10 675)	(10 675)	(10 686)	(10 686)
Other payables	30	(1 099)	(1 099)	(876)	(876)
Bank overdraft	17	(119)	(119)	(80)	(80)
Financial guarantees		(30)	(30)	(34)	(34)
Derivative instruments(2)
Cash flow hedges		(174)	(174)	(9)	(9)
Held for trading		(228)	(228)	(488)	(488)

		(27 335)	(27 978)	(28 936)	(30 550)

(1)
Carrying value has been used where it closely approximates fair values. Fair value estimates are made as of a specific point in time based on the characteristics of the financial instruments and relevant market information. Where available, the most suitable measure for fair value is the quoted market price. In the absence of market prices which are not always available, the fair value of was calculated on the basis of valuation techniques using current market parameters.

(2)
The fair value of financial assets measured at fair value are calculated using valuation techniques based on observable inputs, either directly (i.e. as prices) or indirectly (i.e. derived from prices). This includes instruments valued using quoted market prices in active markets for similar instruments, quoted prices for identical or similar instruments in markets that are considered less than active or other valuation techniques where all significant inputs are directly or indirectly observable from market data.

(3)
The fair value of the unlisted equity investments cannot be determined as there is no observable market price information available on these investments. The fair value of these instruments is measured at cost less impairment losses. Refer to note 7.

SUPPLEMENTAL OIL AND GAS INFORMATION (Unaudited)

        In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Section 932, "Extractive Industries—Oil and Gas", and regulations of the US Securities and Exchange Commission, this section provides supplemental information about oil and gas exploration and production operations. Tables 1 through to 3 provide historical information pertaining to costs incurred for property acquisitions, exploration and development; capitalised costs and results of operations. Tables 4 through to 6 present information on the estimated net proved reserve quantities; standardised measure of estimated discounted future net cash flows related to proved reserves and changes therein.

        On 28 December 2008, the US Securities and Exchange Commission (SEC) adopted revised rules for the modernisation of oil and gas reporting requirements. In January 2010, the FASB adopted a revised standard for oil and gas reserves estimation and disclosures, which was intended to harmonise the accounting literature with the SEC's new regulations. Both of those revised standards are effective for annual periods ending on or after 31 December 2009. Retroactive adoption is not permitted and accordingly:

  •
  all disclosures for the 2008 and 2009 financial years are reported in accordance with the disclosure standards in effect during such periods; and

  •
  all disclosures at 30 June 2010, including the standardised measure of discounted cash flows, are calculated on the basis of the revised SEC and FASB standards referred to above.

        Among the principal changes in the final SEC rule are the requirements to use a price based on a 12-month average for reserve estimation and disclosure instead of a single end-of-year price; expanding the definition of oil and gas producing activities to include non-traditional sources such as synthetic oil extracted from coal; permitting the use of new reliable technologies to establish reasonable certainty of proved reserves; allowing optional disclosure of probable and possible reserves; modifying the definition of geographic area for disclosure of reserve estimates and production; amending disclosures of proved reserve quantities to include separate disclosures of synthetic oil and gas; expanding proved undeveloped reserves disclosures, including discussion of proved undeveloped reserves that have remained undeveloped for five years or more; and disclosures of qualifications of the chief technical persons who oversees the company's overall reserves estimation processes.

        The most significant effect of the company's adoption of the new guidance was the inclusion of Sasol Mining (Pty) Limited's proved coal reserves associated with synthetic oil equivalents and Sasol Synfuels (Pty) Limited's costs associated with the conversion of the coal reserves to synthetic oil equivalents at 30 June 2010.

 TABLE 1—COSTS INCURRED IN OIL AND GAS PROPERTY ACQUISITION, EXPLORATION,
AND DEVELOPMENT ACTIVITIES

	Synthetic oil	Natural oil and gas
	South Africa(1)	Mozambique	Other areas
	(Rand in millions)
Year ended 30 June 2008
Acquisition of unproved properties	—	—	45,3
Exploration	—	493,1	110,5
Development	—	594,9	116,1

Total costs incurred	—	1 088,0	271,9

Year ended 30 June 2009
Exploration	—	1 032,4	201,4
Development	—	541,8	444,4

Total costs incurred	—	1 574,2	645,8

Year ended 30 June 2010
Acquisition of unproved properties	—	56,2	28,9
Exploration	465,0	157,5	106,7
Development	3 834,0	507,5	87,9

Total costs incurred	4 299,0	721,2	223,5

(1)
2010 includes amounts related to our coal mining operations as well as conversion of coal reserves to synthetic oil equivalents.

 TABLE 2—CAPITALISED COSTS RELATING TO OIL AND GAS PRODUCING ACTIVITIES

	Synthetic oil
		Natural oil and gas
	South Africa(2)
		Mozambique	Other areas
	(Rand in millions)
Year ended 30 June 2008
Proved properties	—	3 140,0	805,3
Producing wells and equipment	—	2 020,0	654,9
Non-producing wells and equipment	—	1 120,0	150,4
Unproved properties
Uncompleted and non-producing wells and equipment	—	501,2	409,6

Capitalised costs	—	3 641,2	1 214,9
Accumulated depreciation	—	(624,1)	(369,7)

Net book value	—	3 017,1	845,2

Year ended 30 June 2009
Proved properties	—	3 679,4	1 156,3
Producing wells and equipment	—	3 313,8	1 154,9
Non-producing wells and equipment	—	365,6	1,4
Unproved properties
Uncompleted and non-producing wells and equipment	—	921,8	400,8

Capitalised costs	—	4 601,2	1 557,1
Accumulated depreciation	—	(788,3)	(485,4)

Net book value	—	3 812,9	1 071,7

Year ended 30 June 2010
Proved properties	31 993,0	4 183,0	1 264,1
Producing wells and equipment	31 848,0	3 337,5	1 232,7
Non-producing wells and equipment	145,0	845,5	31,4
Unproved properties
Uncompleted and non-producing wells and equipment	210,0	1 027,4	331,2

Capitalised costs	32 204,0	5 210,4	1 595,3
Accumulated depreciation	(11 427,0)	(936,1)	(710,1)

Net book value	20 778,0	4 274,3	885,2

(2)
2010 includes amounts related to our coal mining operations as well as conversion of coal reserves to synthetic oil equivalents.

 TABLE 3—RESULTS OF OPERATIONS FOR OIL AND GAS PRODUCING ACTIVITIES

	Synthetic oil	Natural oil and gas
	South Africa(3)	Mozambique	Other areas
	(Rand in millions)
Year ended 30 June 2008
Sales to unaffiliated parties	—	227,1	1 001,2
Transfers to affiliated parties	—	742,5	—

Total revenues	—	969,6	1 001,2
Production costs	—	(132,1)	(205,4)
Foreign currency translation (losses)/gains	—	(32,1)	2,3
Exploration expenses	—	(193,1)	(28,0)
Depreciation	—	(153,9)	(80,6)

Operating profit	—	458,4	689,5
Tax	—	(130,1)	(310,8)

Results of operations	—	328,3	378,7

Year ended 30 June 2009
Sales to unaffiliated parties	—	190,5	965,8
Transfers to affiliated parties	—	982,5	—

Total revenues	—	1 173,0	965,8
Production costs	—	(213,5)	(38,1)
Foreign currency translation gains/(losses)	—	129,4	(6,7)
Exploration expenses	—	(122,0)	(205,1)
Depreciation	—	(166,7)	(141,0)

Operating profit	—	800,2	574,9
Tax	—	(447,6)	(213,1)

Results of operations	—	352,6	361,8

Year ended 30 June 2010
Sales to unaffiliated parties	—	48,3	867,5
Transfers to affiliated parties	29 672,0	769,2	—

Total revenues	29 672,0	817,5	867,5
Production costs	(13 053,0)	(176,5)	(221,4)
Foreign currency translation (losses)/gains	(136,0)	3,5	(1,4)
Exploration expenses	(382,0)	(108,1)	(127,1)
Valuation provision	—	—	(49,9)
Depreciation	(1 247,0)	(151,5)	(225,6)

Operating profit	14 854,0	384,9	242,1
Tax	(4 662,0)	(164,9)	(179,4)

Results of operations	10 192,0	220,0	62,7

(3)
2010 includes amounts related to our coal mining operations as well as conversion of coal reserves to synthetic oil equivalents.

TABLE 4—PROVED RESERVE QUANTITY INFORMATION

	Synthetic oil	Crude oil and condensate			Natural gas
	South Africa(4)	Mozambique	Other areas	Total	Mozambique	Other areas	Total
	Millions of barrels	Millions of barrels			Billions of cubic feet
Proved developed and undeveloped reserves
Balance at 30 June 2007	—	5,6	8,5	14,1	1 276,6	—	1 276,6
Revisions	—	(0,6)	(0,7)	(1,3)	2,8	—	2,8
Production	—	(0,5)	(1,8)	(2,3)	(65,4)	—	(65,4)

Balance at 30 June 2008	—	4,5	6,0	10,5	1 214,0	—	1 214,0
Revisions	—	1,6	0,8	2,4	495,1	—	495,1
Extensions/Discoveries	—	—	2,4	2,4	—	—	—
Production	—	(0,5)	(2,0)	(2,5)	(65,3)	—	(65,3)

Balance at 30 June 2009	—	5,6	7,2	12,8	1 643,8	—	1 643,8
Revisions	685,0	(0,7)	(0,9)	(1,6)	21,6	—	21,6
Improved recovery	—	—	0,2	0,2	—	—	—
Extensions/Discoveries	203,0	—	—	—	—	—	—
Production	(47,0)	(0,2)	(1,9)	(2,1)	(68,0)	—	(68,0)

Balance at 30 June 2010	841,0	4,7	4,6	9,3	1 597,4	—	1 597,4

Proved developed reserves
At 30 June 2008	—	2,1	5,4	7,5	277,3	—	277,3

At 30 June 2009	—	2,3	6,8	9,1	780,9	—	780,9

At 30 June 2010	638,0	2,0	2,7	4,7	805,5	—	805,5

(4)
Synthetic oil equivalent proved coal reserves were added with effect from 1 July 2009.

        The table above records estimates of the synthetic oil equivalents and natural oil and gas reserve quantities held by Sasol through its various operating entities under Sasol Mining (Pty) Limited (Sasol Mining) and Sasol Petroleum International (Pty) Limited (SPI), respectively. Details of Sasol Mining's proved reserves are detailed under Item 4D "Property, plant and equipment—Mining properties and operations".

        SPI currently has reserves in two properties:

Mozambique

        In Mozambique the company holds a 70% operated interest in the Pande and Temane Petroleum Production Agreement gas fields. An internally determined assessment of gas reserves was conducted during July 2010. Reserves reported represent the net economic interest volumes attributable to the company after deduction of production tax. During 2009, a second gas sales agreement was signed. The Proved Developed and Undeveloped reserves booked are restricted to the take-or-pay quantities defined in the two gas sales agreements for the remainder of the contract terms. During 2009, production from the Pande field commenced to supplement offtake from the Temane field.

Gabon

        In Gabon the company holds a 27,75% non-operated interest in the offshore Etame Marin Permit. An internally determined assessment of oil reserves was conducted during July 2010. As this licence held is a Production Sharing Contract, reserves reported represent the net economic interest volumes attributable to the company after deduction for royalties and profit oil. During 2009, first production from the Ebouri field was achieved and reserves attributable to this field appear in the table for the first time during 2009.

        The main cause of change in the Etame Marin Permit result is a re-assessment of the Proved Developed Reserves which have been revised downwards this year (in addition to the reduction due to production). Much, but not all, of this reassessment is due to the Ebouri field performance. At the end of 2009, the field had been in production for less than six months, with dry oil production. There was therefore limited production history and predictions were made using a largely un-calibrated simulation model. During 2010, the performance of the main Ebouri well, the only well in Ebouri with significant production history, has been disappointing with early water breakthrough and a rapid decline in oil rate. This has also influenced the prediction, by analogy, of future production from the other two Ebouri wells. Much of the foregoing applies equally to the one well in the Avouma field which has also been subject to a downward revision. Wells in the Etame field have been subject to varying upward and downward revisions.

 NOTES AND DEFINITIONS

        The definitions of categories of reserves used in this disclosure are consistent with those set forth in the regulations of the Securities and Exchange Commission:

        Proved Reserves—Those quantities of synthetic oil equivalents, crude oil, natural gas and natural gas liquids which upon analysis of geologic and engineering data appear with reasonable certainty to be recoverable in the future from known coal fields, oil and gas reservoirs under existing economic and operating conditions i.e. prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements but not on escalations based upon future conditions. Proved reserves are limited to those quantities of oil and gas which can be expected with little doubt to be recoverable commercially at current prices and costs under existing regularity practices and with existing conventional equipment and operating methods. Depending upon their status of development such proved reserves are subdivided into "proved developed reserves" and "proved undeveloped reserves".

        Proved Developed Reserves—Reserves which can be expected to be recovered through existing wells with existing equipment and operating methods.

        Proved Undeveloped Reserves—Reserves which are expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major expenditure is required for recompletion.

 TABLE 5—STANDARDISED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS

	Synthetic oil	Natural oil and gas
	South Africa(5)	Mozambique	Other areas
	(Rand in millions)
Year ended 30 June 2008
Future cash inflows	—	16 223,2	6 110,3
Future production costs	—	(2 483,3)	(1 208,2)
Future development costs	—	(1 525,9)	(341,1)
Future income taxes	—	(3 815,2)	(1 893,1)

Undiscounted future net cash flows	—	8 398,8	2 667,9
10% annual discount for timing of estimated cash flows	—	(4 783,3)	(579,0)

Standardised measure of discounted future net cash flows	—	3 615,5	2 088,9

Year ended 30 June 2009
Future cash inflows	—	17 875,3	3 745,5
Future production costs	—	(4 576,9)	(1 244,3)
Future development costs	—	(3 125,9)	(309,4)
Future income taxes	—	(2 963,1)	(923,3)

Undiscounted future net cash flows	—	7 209,4	1 268,5
10% annual discount for timing of estimated cash flows	—	(4 498,6)	(287,0)

Standardised measure of discounted future net cash flows	—	2 710,8	981,5

Year ended 30 June 2010
Future cash inflows	471 871,0	27 795,7	2 865,0
Future production costs	(213 139,0)	(4 400,1)	(1 214,6)
Future development costs	(81 131,0)	(2 536,8)	(487,3)
Future income taxes	(49 728,0)	(6 385,9)	(418,6)

Undiscounted future net cash flows	127 873,0	14 472,9	744,5
10% annual discount for timing of estimated cash flows	(66 731,0)	(8 696,4)	(174,1)

Standardised measure of discounted future net cash flows	61 142,0	5 776,5	570,4

(5)
2010 includes amounts related to our coal mining operations as well as conversion of coal reserves to synthetic oil equivalents.

        The standardised measure of discounted future cash flows related to preceding proved oil and gas reserves is calculated in accordance with the requirements of FASB ASC Section 932. Estimated future cash inflows from production are computed by applying 12 month-average prices for oil and gas to year-end quantities of estimated net proved reserves. Future development and production costs are those estimated future expenditures necessary to develop and produce year-end estimated proved reserves based on year-end cost indices assuming continuation of year-end economic conditions. Estimated future income taxes are calculated by applying appropriate year-end statutory tax rates. Discounted future net cash flows are calculated using 10 percent midperiod discount factors. Discounting requires a year-by-year estimate of when future expenditures will be incurred and when reserves will be produced.

        The information provided does not represent management's estimate of the companies' expected future cash flows or value of proved coal, oil and gas reserves. Estimates of proved reserve quantities are imprecise and change over time as new information becomes available. Moreover, probable and possible reserves, which may become proved in the future, are excluded from the calculations. The arbitrary valuation prescribed under FASB ASC Section 932 requires assumptions as to the timing and amount of future development and production costs. The calculations are made as of 30 June each year and should not be relied upon as an indication of the companies' future cash flows or value of their coal, oil and gas reserves.

 TABLE 6—CHANGES IN THE STANDARDISED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS

	Synthetic oil	Natural oil and gas
	South Africa(6)	Mozambique	Other areas
		(Rand in millions)
Present value at 30 June 2007	—	2 969,5	1 141,3
Net changes for the year	—	646,0	947,6
Sales and transfers of oil and gas produced net of production costs	—	(1 075,6)	(1 352,9)
Development costs incurred	—	501,9	120,8
Revisions of previous quantity estimates and timing	—	(844,9)	193,2
Net changes in prices net of production costs	—	2 498,9	2 783,0
Changes in estimated development costs	—	(435,1)	(324,1)
Accretion of discount	—	415,2	191,1
Net change in income tax		(414,4)	(663,5)

Present value at 30 June 2008	—	3 615,5	2 088,9
Net changes for the year	—	(904,7)	(1 107,4)
Sales and transfers of oil and gas produced net of production costs	—	(627,5)	(813,5)
Development costs incurred	—	665,7	358,7
Extensions/Discoveries and Revisions of previous quantity estimates and timing	—	3 022,4	1 142,6
Net changes in prices net of production costs	—	(3 268,0)	(2 545,0)
Changes in estimated development costs	—	(1 766,0)	(297,3)
Accretion of discount	—	521,2	352,2
Net change in income tax	—	626,1	748,0
Net change due to exchange rate	—	(78,6)	(53,1)

Present value at 30 June 2009	—	2 710,8	981,5

Net changes for the year	61 141,0	3 065,7	(411,1)
Sales and transfers of oil and gas produced net of production costs	—	(645,8)	(319,6)
Development costs incurred	—	513,9	154,1
Extensions/Discoveries and Revisions of previous quantity estimates and timing	61 141,0	360,2	(630,7)
Net changes in prices net of production costs	—	3 873,6	154,2
Changes in estimated development costs	—	26,5	(288,6)
Accretion of discount	—	368,2	166,6
Net change in income tax	—	(1 403,4)	365,4
Net change due to exchange rate	—	(27,5)	(12,5)

Present value at 30 June 2010	61 141,0	5 776,5	570,4

(6)
2010 includes amounts related to our coal mining operations as well as conversion of coal to synthetic oil equivalents.

1.     Reserves governance process

        To ensure the coal, oil and gas reserves are appropriately estimated, are accurately disclosed and are compliant with current SEC regulations, Sasol has established and maintains guidelines and procedures (that are reviewed by suitably experienced independent external consultants) and a set of internal controls (that are in accordance with the requirements of section 404 of the Sarbanes Oxley Act of 2002). The internal controls cover, amongst others, the: segregation of duties between those who prepare, review and approve the estimates; confirmation that those who estimate the reserves are appropriately qualified and experienced; the review, by a suitably experienced independent external assessor of all Sasol Mining's and SPI's estimated future production rates, future capital and operating costs to ensure that the assumptions, data, methods and procedures are appropriate; a review of the technologies used in the estimation process to determine reliability; confirmation that the compensation arrangements of those who are involved in the estimation of reserves are not materially affected by the reserves; and approval and authorisation arrangements to validate the economic assumptions and to ensure that only final, accurate, complete and consistent data are used in the estimation of reserves.

        Refer to "Item 4. D Property, plant and equipment—Mining properties and operations" for details of the technical person within Sasol Mining who is primarily responsible for overseeing the preparation of coal reserves.

        The technical person within SPI who is primarily responsible for overseeing the preparation of natural oil and gas reserves is the general manager: technical services. The qualifications of the current incumbent include a MA and MSc in Mathematics with thirty one years experience in oil and gas exploration and production activities and twenty three years experience in reserves estimation.

2.     Synthetic oil activities

        Refer to "Item 4. D Property, plant and equipment—Mining properties and operations" for details regarding our mining properties, coal exploration techniques and the mining parameters and assumptions used during the reserve estimation as well as the reserve estimations as at 31 March 2010.

a.     Synthetic oil equivalent production, production prices and production costs

        The following table sets forth a summary of the synthetic oil equivalent average sales price and related production costs for the year shown:

South Africa
(Rand per unit)
2010
Average sale price per barrel	564,64
Average production cost per barrel	272,43

3.     Natural oil and gas producing activities

        Our natural oil and gas exploration, development and production activities are managed by SPI. SPI, through its subsidiaries, currently has exploration equity in seven countries and, in Mozambique and Gabon, has equity in two producing assets with proved natural oil and gas reserves.

        The Mozambique assets, which produces natural gas and condensate, are operated by the SPI subsidiary Sasol Petroleum Temane Limitada and consists of a 70% working interest in the Pande—Temane Production Petroleum Agreement onshore gas fields. Production of natural gas and condensate is from the Temane, Temane East and Pande fields via a central production facility located some 700 kilometres (km) north of the Mozambican capital, Maputo. A summary of the proved reserves estimates from our Mozambique assets are provided in Table 4. These reserve figures represent net economic interest volumes that are attributable to Sasol Petroleum Temane Limitada after the deduction of production tax and are restricted to the take-or-pay quantities defined by two gas sales agreements for the remainder of the contract terms.

        In Gabon, the SPI subsidiary Sasol Petroleum Etame Limited holds a 27,75% working interest in the Etame Marin Permit, which is operated by VAALCO Gabon (Etame) Inc. Production is from the Etame, Avouma and Ebouri offshore oil fields via a floating production storage and off-loading (FPSO) vessel moored above the Etame field. A summary of the proved reserves estimates from our Gabon asset is provided in Table 4. These reserve figures represent the net economic interest volumes attributable to Sasol Petroleum Etame Limited after application of the terms of a production sharing contract.

a.     Proved undeveloped natural oil and gas reserves

        During 2010, natural oil and gas resources have been converted to proved developed reserves as a result of the drilling of one development well within the Ebouri field in SPI's Etame Marin Permit.

        At the end of 2010, Proved Undeveloped Reserves are associated with the Etame-7H well in Gabon, which is planned to be drilled early in the 2011 calendar year, and sustainment capital investment planned for the Petroleum Production Area (PPA) in Mozambqiue. For the Mozambique PPA Proved Developed and Proved Undeveloped Reserves are associated with the existing gas sales agreements, which end in 2029. The current wells and facilities are capable of meeting the anticipated demand of the agreements until 2014. Between 2012 and 2016, installation of compression and, in 2019, drilling of additional wells are scheduled as detailed in the approved field development plan. These activities, which will be scheduled as required to maintain deliverability, will result in the conversion of presently Proved Undeveloped Reserves into Proved Developed Reserves.

b.     Natural oil and gas production, production prices and production costs

        The following table sets forth a summary of the natural oil and gas average sales price and related production costs for the years shown:

	Mozambique	Other Areas
	(Rand per unit)
2008
Average sales price
Liquids, per barrel	477,05	566,16
Natural gas, per thousand cubic feet	11,17	—
Average production cost per thousand cubic feet/barrel**	2,02	73,80
2009
Average sales prices
Liquids, per barrel	438,95	475,11
Natural gas, per thousand cubic feet	14,89	—
Average production cost per thousand cubic feet/barrel**	3,27	93,37
2010
Average sales prices
Liquids, per barrel	324,23	455,36
Natural gas, per thousand cubic feet	11,19	—
Average production cost per thousand cubic feet/barrel**	2,60	116,21

**
Production cost adjusted for derivative instrument.

c.     Drilling and other exploratory and development activities

        The following table sets forth a summary of the drilling activities conducted by SPI's subsidiaries for the years shown:

Number of wells drilled for the year ended 30 June	Mozambique	Other Areas	Total
			(number of wells drilled)
2008
Exploratory well—discovery	1	—	1
Exploratory well—dry	4	—	4
Development well—productive	10	—	10
Development well—dry	—	—	—
2009
Exploratory well—discovery	2	1	3
Exploratory well—dry	—	1	1
Development well—productive	—	2	2
Development well—dry	—	—	—
2010
Exploratory well—discovery	—	1	1
Exploratory well—dry	—	2	2
Development well—productive	—	1	1
Development well—dry	—	—	—

        In the 2008, SPI completed the 2007/08 drilling campaign adding 14 new development wells to Pande and Temane and completed 2D seismic. SPI undertook significant development work on the offshore Ebouri Field in the Etame Marin Permit in Gabon. Construction of the steel platform, topsides and pipelines was completed and preparations made for installation of the facilities and drilling of the development wells.

        Exploration activities included acquisition of 2D seismic for Offshore Block 16 and 19, the bidding and award of Block A as part of the Mozambique 3rd licensing round and an acquisition of 51% working interest in four petroleum prospecting licences PPL-285, PPL-286, PPl-287 and PPL-288 in Papua New Guinea, operated by the SPI subsidiary Sasol Petroleum Papua New Guinea Limited, and the commencement of an exploration programme which included aero-gravity survey and seismic work. A 30% working interest in the offshore Australia exploration licence WA 388P was also acquired. Following a technical and strategic review of the Dussafu Marine Permit, SPI sold a 50% interest in this permit in April 2008.

        In 2009, SPI undertook significant development work and the completed the second phase of the onshore Mozambique Pande—Temane PPA development: development drilling, in-field flow lines and a trunk line were constructed to enable the transportation of Pande field gas and condensate to the processing facilities which were modified to increase capacity and enable Pande gas to be co-mingled with gas from the Temane fields before treatment ready for sale and transportation.

        In the Etame Marin Permit, the platform, topsides and pipeline were installed and commissioned in the Ebouri Field. Two development wells were drilled, EEBOM-2H and EEBOM-3H, and the field came on stream in January 2009. Production is routed via subsea pipeline to the Etame FPSO for processing and export. An appraisal well was drilled in the northern area of Ebouri to delineate the extent of the reservoir. In addition, an exploration well, ETNM-1, was drilled on the North Etame prospect but this well was dry.

        In 2010, exploration and development activities, conducted by SPI, included the acquisition of a 50% working interest in block M-10 and a 100% working interest in block Sofala, both offshore

Mozambique. On 23 August 2010, Empresa Nacional de Hidrocarbonetos was assigned a 15% carried interest, until field development decision approval, representing the Mozambican government's participation in both the M-10 and Sofala licences, resulting in our share reducing to 42,5% and 85%, in block M-10 and block Sofala, respectively. In 2010, exploration and development activities, conducted by SPI, also included the acquisition of a 45% working interest in the exploration licence for Block AC/P52 offshore Australia. In the Etame Marin Permit in Gabon, a rig programme commenced in February 2010, with the drilling of Ebouri development well, EEBOM-4H, which was successful and placed on production. This was followed by a successful workover on Ebouri well, EEBOM-3H, and by the discovery of oil in the ETSEM-1 well, which was drilled on the South-East Etame prospect. The rig programme continues into 2011.

d.     Present oil and gas activities

        The Etame drilling campaign, in Gabon, with both exploratory and development wells is in progress as planned. In Mozambique, SPI is presently in the process of increasing the capacity of its Temane Central Processing Facility to 183 million gigajoules per annum (MGJ/a). This work is expected to be completed during 2011.

e.     Delivery commitments

        Under the terms of existing contracts and agreements, SPI is committed to deliver natural oil and gas as summarised below:

        For the Pande/Temane PPA, two gas sales agreements exist. The first, has a commitment of 105% of an annual contract quantity (ACQ) of 120 MGJ/a, and commenced in April 2004 and concludes in March 2029. The second has a commitment tied to a ramp-up from 3 to 27 MGJ/a, achieving an ACQ of 27 MGJ/a in 2017, and commenced in January 2010 and concludes in December 2029. There is no commitment to deliver condensate.

        The capacity of the producing facilities and the estimated available reserves are such that reserves and supplies are sufficient to meet the long-term commitments that have been entered into. In Mozambique, studies indicate that present capacity is sufficient to meet commitments during the next three years but that additional expenditure is required to deliver the committed volumes for the life of the contract (see above).

f.      Oil and gas properties, wells, operations and acreage

        At 30 June 2010, SPI's interests, through its subsidiaries, in productive wells, developed and undeveloped acreage relating to natural oil and gas activities is as summarised below:

	Mozambique	Other Areas	Total
Productive wells (number)
Gross	29	10	39
Nett	20,3	2,8	23,1
Developed acreage (km2)
Gross	1 670	104	1 774
Nett	1 169	29	1 198
Undeveloped acreage (km2)
Gross	8 050	6 898	14 948
Nett	8 050	1 081	9 131

Mozambique

        In Mozambique we have two licences, of which one is for production and the other exploration:

  •
  The PPA licence is a 30 year production licence which commenced on 1 April 2004, and is renewable for 2–5 year periods upon application; and

  •
  The Production Sharing Area licence (PSA) is a 10 year exploration licence which commenced on 26 October 2000 and is now in the 3rd exploration period. A drilling programme is planned for October 2010 to March 2011, which will delay the licence expiry until the completion of the drilling, testing and evaluation, such extension is not to last for more than 1 year.

Gabon

        In the Etame Marin Permit there are three exploitation areas and one exploration area. The exploitation areas are as follows:

  •
  Etame Area       Expires July 2021

  •
  Avouma Area    Expires March 2025

  •
  Ebouri Area       Expires June 2026

        The remaining area is covered by the exploration terms of the Exploration and Production Sharing Contract. During 2010, the licencees and the Government of Gabon agreed to extend the current exploration period to July 2014.

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
Date: 28 September 2010

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

Term	Description
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

Term	Description
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

Term	Description
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

Term	Description
Chemical reaction	A chemical reaction is the process of forming new chemical compounds from one or more reactants through the rearrangement of atoms that makes or breaks chemical bonds.
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

Term	Description
Condensate	Condensate is a hydrocarbon liquid produced when a hydrocarbon gas is condensed to a liquid.
Continuous miner	A continuous miner is a remote-controlled vehicle used in an underground coal mine to cut and remove coal from the coalface with the aid of a spiked, rotating cutting drum.
Co-polymer	A co-polymer is a polymer derived from two or more dissimilar monomers. It is also known as a heteropolymer.
Corrosion	Corrosion is the process of slow destruction of metal material because of chemical reactions; for example, iron or steel can rust away through their reaction with oxygen contained in air or water.
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

Term	Description
Devolatilisation	The effect of heating coal resulting in the coal losing some of the volatile matter content contained within the coal.
Directional drilling	Drilling of a continually steered drill hole from the surface into the selected coal seam, in a predetermined direction and at a predetermined elevation. It is also described as non-vertical drilling.
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

Term	Description
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

Term	Description
Igneous rocks	Igneous rocks are rocks produced by volcanic or magmatic action.
Impact co-polymers	Impact co-polymers are a particular form of co-polymer that by chemical and mechanical design is able to resist impact, e.g. automotive components.
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

Term	Description
Methyl ethyl ketone (MEK)	Methyl ethyl ketone is a chemical compound also known as butanone and MEK. It is a colourless liquid. MEK is mostly used in paints and other coatings.
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

Olefins	Olefins are organic chemical compounds with varying carbon chain lengths characterised by a least one double bond between two carbon atoms.

Term	Description
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

Term	Description
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

Term	Description
Potassium	Potassium is a soft silvery white alkali metal that occurs naturally in the environment. It is used as a laboratory reagent and as a component of fertilisers.
Prills	A prill is a small piece of material in a solid form, typically a dry sphere, which is formed from a melted liquid.
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
Proved Coal Reserves

Reserves for which: (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling; and (b) the sites for inspections, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established.

REACH	Refers to the Registration, Evaluation and Authorisation of Chemicals, an EU regulation on chemicals and their safe use.
Reactor	A reactor is an industrial unit to provide the physical conditions required for specific chemical reactions to take place.

Term	Description
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

Solvent	A solvent is a liquid or gaseous substance capable of dissolving another substance to form a solution at the molecular or ionic level.
Splitter column	A splitter column is used in the distillation process to separate a mixture of liquids into different boiling fractions.
Stackers	Stackers are large automated machines that stack coal from a conveyor belt on to a flat pad in an orderly fashion. They consist of an inclined conveyor and swinging boom.

Term	Description
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

Train	A train is a sequence of processing units each performing a different function in the process to produce the final product.
Trimerisation	Trimerisation is chemical process of reacting three similar chemical compounds to form one chemical compound such as the trimerisation of ethylene to form 1-hexene.
Units of measures	m	metre
	km	kilometre
	mm	millimetre
	km2	square kilometre
	m2	square metre
	m3	cubic metre
	kg	kilogram
	t	ton or tonne
	kt	kilotonne
	Mt	million tons
	tpa	tons per annum

Term	Description
	ktpa	kilotons per annum
	Mtpa	million tons per annum
	b	barrel
	bpd	barrels per day
	cf	cubic feet
	mg/m3	milligrams per cubic meter
	ppm	parts per million
	GJ	gigajoule
	MGJ/a	million gigajoules per annum
	bcf	billion cubic feet
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

Limpopo
Mpumalanga
Pretoria
Johannesburg
Gauteng
Secunda
Sasolburg
North West
Free State
KwaZulu-
Natal
Richards Bay
Durban
Northern Cape
Eastern Cape
Western Cape

Sasol's mines and plants are located primarily in Sasolburg and Secunda.

KINROSS
SYFERFONTEIN MINE
EVANDER
TRICHARDT
SECUNDA
MIDDELBULT MINE
(iTHEMBA LETHU SHAFT)
EMBALENHLE
MIDDELBULT MINE
(WEST SHAFT)
MIDDELBULT MINE
SYNFUELS FACTORY
TWISTDRAAI MINE
(EAST SHAFT)
TWISTDRAAI MINE
(CENTRAL SHAFT)
TWISTDRAAI MINE
(WEST SHAFT)
EMBALENHLE
BRANDSPRUIT MINE
(3E SHAFT)
BRANDSPRUIT MINE
BOSJESSPRUIT MINE
BRANDSPRUIT MINE
(NO.2 SHAFT)
CHARL CILLIERS
BRANDSPRUIT MINE
(VLAKFONTEIN SHAFT)
BOSJESSPRUIT MINE
(SOUTH SHAFT)
BOSJESSPRUIT MINE
(IRENEDALE SHAFT)
TOWNS
SASOL FACTORIES
SASOL MINES
ROADS
RAILWAYLINES
RIVERS

VEREENIGING
MOHLOLO
SASOLBURG
PARYS
MOOIKRAAL
TOWNS
SASOL MINES
ROADS
RAILWAY LINES
RIVERS

Sasol Petroleum International Areas of Interest Africa

OPL 249
OPL 214
OPL 247
Block 1
Nigeria
Cameroon
Gulf of Guinea
Equatorial Guinea
Principe
Sao Tome
Atlantic Ocean
Gabon
Etame
Congo
Atlantic Ocean
ATLANTIC OCEAN
INDIAN OCEAN
Sahara
Congo Basin
Africa
Block 3A/4A
Atlantic Ocean
Indian Ocean
Sofala
M-10
North Save
Block 16/19
Pande/Corvo
Temane/Inhassoro
Temane Block

Sasol Petroleum International Areas of focus in Australasia

Australia
N
AC/P52
Indian Ocean
WA 388P
Australia

N
Papua New Guinea
PPL 287_A
Solomon Sea
PPL 288
PPL285
PPL 286
Coral Sea
Arafura Sea