Form 20-F
period 2011-06-30
SASOL LTD
filed 2011-10-07
CIK 314590

Use these links to rapidly review the document

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

As filed with the Securities and Exchange Commission on 7 October 2011

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934—for the year ended 30 June 2011
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

599 087 062 ordinary shares of no par value

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

        We are incorporated in the Republic of South Africa as a public company under South African Company law. Our consolidated financial statements for the financial years ended 30 June 2007, 2008, 2009, 2010 and 2011 included in our corporate filings in South Africa were prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

        For purposes of this annual report on Form 20-F, we have prepared our consolidated financial statements in accordance with IFRS. Our consolidated financial statements for each of the financial years ended 30 June 2007, 2008, 2009, 2010 and 2011 have been audited.

        As used in this Form 20-F:

  •
  "rand" or "R" means the currency of the Republic of South Africa;

  •
  "US dollars", "dollars", "US$" or "$" means the currency of the United States;

  •
  "euro", "EUR" or "€" means the common currency of the member states of the European Monetary Union;

  •
  "GBP" means British Pound Sterling, the currency of the United Kingdom;

  •
  "CAD" means Canadian dollar, the currency of Canada;

  •
  "JPY" means Japanese Yen, the currency of Japan;

  •
  "CNY" means Renminbi, the currency of China; and

  •
  "AUD" means Australian dollar, the currency of Australia.

        We present our financial information in rand, which is our reporting currency. Solely for your convenience, this Form 20-F contains translations of certain rand amounts into US dollars at specified rates. These rand amounts do not represent actual US dollar amounts, nor could they necessarily have been converted into US dollars at the rates indicated. Unless otherwise indicated, rand amounts have been translated into US dollars at the rate of R8,10 per US dollar, which was the closing rate for customs purposes of the rand as reported by Thomson Reuters on 30 September 2011.

        All references in this Form 20-F to "years" refer to the financial years ended on 30 June. Any reference to a calendar year is prefaced by the word "calendar".

        Besides applying barrels (b or bbl) and standard cubic feet (scf) for reporting oil and gas reserves and production, Sasol applies the Système International (SI) metric measures for all global operations. A ton or tonne denotes one metric ton equivalent to 1 000 kilograms (kg). Sasol's reference to metric tons should not be confused with an imperial ton equivalent to 2 240 pounds (or about 1 016 kg). Barrels per day, or bpd, is used to refer to our oil and gas production.

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

        All references to the "group", "us", "we", "our", "the company", or "Sasol" in this Form 20-F are to Sasol Limited, its group of subsidiaries and its interests in associates, joint ventures and special purpose entities. All references in this Form 20-F are to Sasol Limited or the companies comprising the group, as the context may require. All references to "(Pty) Ltd" refers to (Proprietary) Limited, a form of corporation in South Africa which restricts the right of transfer of its shares, limits the number of members and prohibits the public offering of its shares.

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

  •
  statements regarding our existing or anticipated investments (including the gas-to-liquids (GTL) projects in Canada, Uzbekistan, Qatar and Nigeria, the polymers investment in Iran, the potential development of coal-to-liquids (CTL) projects in China, India and South Africa, and other investments), acquisitions of new businesses or the disposition of existing businesses;

  •
  statements regarding our estimated oil, gas and coal reserves as well as statements regarding the estimates of our contingent resources based on definitions provided by the Society of Petroleum Engineers. Contingent resources do not constitute, and should not be confused with reserves. Contingent resources are defined as those quantities of petroleum estimated, as of a given date, to be potentially recoverable from a known accumulation by application of development projects, but which are not currently considered to be commercially recoverable due to one or more contingencies. There is therefore uncertainty as to the portion of the volumes identified as contingent resources that will be commercially producible;

  •
  statements regarding the probable future outcome of litigation and the future development in legal and regulatory matters, including initiatives such as the Sasol Inzalo share transaction for the economic empowerment of historically disadvantaged South Africans;

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

        By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that the predictions, forecasts, projections and other forward-looking statements will not be achieved. If one or more of these risks materialise, or should underlying assumptions prove incorrect, our actual results may differ materially from those anticipated in such forward-looking statements. You should understand that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include among others, and without limitation:

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

  •
  the continuation of substantial growth in significant developing markets, such as India;

  •
  the ability to benefit from our capital expenditure programme;

  •
  the capital cost of projects (including material, engineering and construction cost);

  •
  growth in significant developing areas of our business;

  •
  changes in the demand for and international prices of crude oil, petroleum and chemical products and changes in foreign currency exchange rates;

  •
  the ability to gain access to sufficient competitively priced gas and coal reserves and other commodities;

  •
  environmental legislation and the impact of environmental legislation and regulation on our operations and our access to natural resources;

  •
  our success in continuing technological innovation;

  •
  our ability to maintain sustainable earnings despite fluctuations in foreign currency exchange rates and interest rates;

  •
  our ability to attract and retain sufficient skilled employees; and

  •
  our success at managing the foregoing risks.

The foregoing list of important factors is not exhaustive; when making investment decisions, you should carefully consider the foregoing factors and other uncertainties and events, and you should not place undue reliance on forward-looking statements. Forward-looking statements apply only as of the date on which they are made and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

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

        In addition, substantially most of our assets and the assets of our directors and officers are located outside the United States. As a result, you may not be able to enforce against us or our directors and officers judgements obtained in United States courts predicated on the civil liability provisions of the federal securities laws of the United States.

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

  •
  the judgement has not become prescribed;

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

        The financial data set forth below for the years ended as at 30 June 2011, 2010 and 2009 and for each of the years in the three-year period ended 30 June 2011 have been derived from our audited consolidated financial statements included in Item 18 of this annual report on Form 20-F.

        Financial data at 30 June 2009, 2008 and 2007 has been derived from the group's previously published audited consolidated financial statements not included in this document.

        The financial data at 30 June 2011, 2010 and 2009 and for each of the years in the three-year period ended 30 June 2011 should be read in conjunction with, and is qualified in its entirety by reference to, our audited consolidated financial statements.

        The audited consolidated financial statements from which the selected consolidated financial data set forth below have been derived were prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

	Year ended
	30 June 2007	30 June 2008	30 June 2009	30 June 2010	30 June 2011	30 June(1) 2011
	(Rand in millions)					(US$ in millions)
	(except per share information and weighted average shares in issue)
Income Statement data:
Turnover	98 127	129 943	137 836	122 256	142 436	17 585
Operating profit	26 621	33 816	24 666	23 937	29 950	3 697
Profit attributable to owners of Sasol Limited	17 030	22 417	13 648	15 941	19 794	2 444
Statement of Financial Position data:
Total assets	119 112	140 122	145 865	156 484	177 972	21 971
Total equity	63 269	78 995	86 217	97 242	110 340	13 622
Share capital	3 628	20 176	27 025	27 229	27 659	3 415
Per share information (Rand and US$):
Basic earnings per share	27,35	37,30	22,90	26,68	32,97	4,07
Diluted earnings per share	27,02	36,78	22,80	26,54	32,85	4,06
Dividends per share(2)	9,00	13,00	8,50	10,50	13,00	1,60
Weighted average shares in issue (in millions):
Average shares outstanding—basic	622,6	601,0	596,1	597,6	600,4	600,4
Average shares outstanding—diluted	630,3	609,5	614,0	615,5	614,5	614,5

(1)
Translations into US dollars in this table are for convenience only and are computed at the closing rate of Thomson Reuters on 30 September 2011 of R8,10 per US dollar. You should not view such translations as a representation that such amounts represent actual US dollar amounts.

(2)
Includes the final dividend which was declared subsequent to the reporting date and is presented for information purposes only. No provision for this final dividend has been recognised.

Exchange rate information

        The following table sets forth certain information with respect to the rand/US dollar exchange rate for the years shown:

Rand per US dollar for the year ended 30 June or the respective month	Average(1)	High	Low
2007(2)	7,20	7,88	6,74
2008(2)	7,30	8,25	6,43
2009(3)	9,04	11,88	7,17
2010(3)	7,59	8,36	7,20
2011(3)	7,01	7,75	6,57
2012(4)	7,16	8,49	6,62
April 2011	6,72	6,91	6,56
May 2011	6,87	7,08	6,59
June 2011	6,79	6,94	6,68
July 2011	6,78	7,03	6,62
August 2011	7,08	7,34	6,65
September 2011(4)	7,59	8,49	6,97

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

(4)
Through 30 September 2011 based on the closing rate of Thomson Reuters.

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

        During 2011, the rand/US dollar exchange rate averaged R7,01 and fluctuated between the high of R7,75 and the low of R6,57. This compares to an average exchange rate of R7,59 during 2010 which fluctuated between the high of R8,36 and the low of R7,20. The rand exchange rate is impacted by various international and South African economic and political factors. Subsequent to 30 June 2011, the rand has on average strengthened against the US dollar and the euro.

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

Fluctuations in refining margins and crude oil, natural gas and petroleum product prices may adversely affect our business, operating results, cash flows and financial condition

        Market prices for crude oil, natural gas and petroleum products may fluctuate as they are subject to local and international supply and demand fundamentals and factors over which we have no control. Worldwide supply conditions and the price levels of crude oil may be significantly influenced by international cartels, which control the production of a significant proportion of the worldwide supply of crude oil, and by political developments, especially in the Middle East, North Africa, South America and Nigeria. Other factors which may influence the aggregate demand and hence affect the markets and prices for petroleum products in regions which influence South African fuel prices through the Basic Fuel Price (BFP) price formula (used for the calculation of the refinery gate price of petroleum products in South Africa) and/or where we market these products include changes in economic conditions, the price and availability of substitute fuels, changes in product inventory, product specifications and other factors. In recent years, prices for petroleum products have fluctuated widely.

        During 2011, the dated Brent crude oil price averaged US$96,48/b and fluctuated between the high of US$126,64/b and the low of US$70,61/b. This compares to an average dated Brent crude oil price of US$74,37/b during 2010, which fluctuated between the high of US$88,09/b and the low of US$58,25/b.

        A substantial proportion of our turnover is derived from sales of petroleum and petrochemical products. Through our equity participation in the National Petroleum Refiners of South Africa (Pty) Ltd (Natref) crude oil refinery, we are exposed to fluctuations in refinery margins resulting from differing fluctuations in international crude oil and petroleum product prices. We are also exposed to changes in absolute levels of international petroleum product prices through our synthetic fuels and oil operations. Fluctuations in international crude oil prices affect our results mainly through their indirect effect on the BFP price formula, see "Item 4.B—Business overview—Sasol Synfuels" and "Sasol Oil", as well as the impact on oil derived feedstock. Prices of petrochemical products and natural gas are also affected by fluctuations in crude oil prices.

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

Cyclicality in petrochemical product prices may adversely affect our business, operating results, cash flows and financial condition

        The demand for chemicals and especially products such as solvents, olefins, surfactants, fertilisers and polymers is cyclical. Typically, higher demand during peaks in the industry business cycles leads producers to increase their production capacity. Although peaks in the business cycle have been characterised by increased selling prices and higher operating margins, in the past such peaks have led to overcapacity with supply exceeding demand growth. Low periods during the industry business cycle are characterised by a decrease in selling prices and excess capacity, which can depress operating margins. We are experiencing an increase in demand for products following the recent global economic downturn. The expected capacity additions in the next few years, could continue to put pressure on prices of chemical products. Such pressure may have a material adverse effect on our business, operating results, cash flows and financial condition.

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

Our GTL, CTL and shale gas projects may not prove sufficiently viable or as profitable as planned

        We have constructed a gas-to-liquids (GTL) plant in Qatar and are involved in constructing a GTL plant in Nigeria. In addition, we are considering opportunities for further GTL, coal-to-liquids (CTL) and shale gas investments in other areas of the world. CTL projects are being investigated in China (feasibility phase) and India (pre-feasibility phase). GTL opportunities are being investigated in Uzbekistan (front end engineering and design phase) and the US (feasibility phase). In Canada, we are investigating a GTL opportunity, together with our shale gas partner, Talisman Energy Inc. (feasibility stage). A feasibility study for the China CTL project was completed in the first half of the 2010 calendar year. Given the delay in the approval from the Chinese government for our CTL project in China, we are developing other investments strategies and growth opportunities, both in South Africa and abroad. We have reallocated planned project funding for the China CTL project and redeployed staff to other projects. We remain committed to growing our other businesses in China. The development of these projects, solely or through joint ventures or associates, is a capital-intensive process and requires us to commit significant capital expenditure and devote considerable management resources in utilising our existing experience and know-how, especially in connection with Fischer-Tropsch synthesis technologies. See "Item 4.B—Business overview—Sasol Synfuels International and Sasol Petroleum International".

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

  •
  operating costs, including manpower, services, supplies, utilities;

  •
  technology and catalyst performance;

  •
  conditions in the countries in which we invest, including factors relating to political, social and economic conditions;

  •
  the availability of skilled workers to construct and operate the plants;

  •
  timely completion of projects;

  •
  environmental regulations, specifically in respect to emissions to the atmosphere and control thereof; and

  •
  availability of technology to ensure that fracking of shale gas plays can continue in an environmentally responsible manner.

        Significant variations in any one or more of the above factors that are beyond our control, or any other relevant factor, may adversely affect the profitability or even the viability of our GTL and CTL investments. Most of the above assumptions are also applicable to other growth strategies followed by Sasol. Should we not be successful in the implementation of our GTL and CTL projects, we may be required to write off significant amounts of capital expenditure already incurred and we may need to redirect our strategy for future growth. In view of the resources invested in these projects and their importance to our growth strategy, problems we may experience as a result of these factors may have a material adverse effect on our business, operating results, cash flows and financial condition and opportunities for future growth.

Increasing exposure related to investments in associates and joint venture companies may adversely affect our business, operating results, cash flows and financial condition

        We have invested in a number of associates and joint ventures as part of our strategy to expand operations globally. We are considering opportunities for further upstream GTL and CTL investments, as well as related opportunities in chemicals, to continue our local and global expansion. The development of these projects may require investments in associates and joint ventures, most of which are aimed at facilitating entry into countries and/or sharing risk with third parties. Although the risks are shared, the objectives of associates and joint venture partners, their ability to meet their financial and/or contractual obligations, their behaviour, as well as the increasing complexity of country specific legislation and regulations, may impact negatively on our reputation and/or result in disputes and/or litigation, all of which may have a material adverse effect on our business, operating results, cash flows and financial condition and constrain the achievement of our growth objectives.

There are country-specific risks relating to the countries in which we operate that could adversely affect our business, operating results, cash flows and financial condition

        Several of our subsidiaries, joint ventures and associates operate in countries and regions that are subject to significantly differing political, social, economic and market conditions. See "Item 4.B—Business Overview" for a description of the extent of our operations in the main countries and regions. Although we are a South African domiciled company and the majority of our operations are located in South Africa, we also have significant energy businesses in Africa and chemical businesses in Europe, the US, the Middle East and Asia, a joint venture in a GTL facility in Qatar, a joint venture in Canada, a joint venture in Iran and an economic interest in a GTL project in Nigeria.

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

(b)   Fluctuations in inflation and interest rates

        The strengthening of the South African rand during the 2010 and 2009 calendar years and the recessionary conditions in the South African economy during that time helped to drive consumer inflation down to 3,5% at December 2010 (the South African Reserve Bank has an inflation target of 3% to 6% per annum). The South African Reserve Bank responded to this moderation in inflation by cutting its policy interest rate by 600 basis points during the 2009 and 2010 calendar years. The downward trend in inflation appears to be coming to an end and inflationary pressures are building. The increase in commodity prices is likely to put upward pressures on South African food prices. In the 2010 calendar year, the National Energy Regulator of South Africa (NERSA) announced increases in electricity tariffs of approximately 25% for each of the following three calendar years (the first of which came into effect in July 2010). Since then the South African government's Integrated Resource Plan has made provision for additional increases in electricity prices, although those have not yet been endorsed by NERSA. These increases in electricity prices will put upward pressure on inflation. The direct impact of these tariff increases on consumer inflation is expected to be relatively modest at approximately 0,5 percentage points per year, but the indirect effects are uncertain and could potentially be significantly larger. Wage settlements above the consumer inflation rate would also place further upward pressure on inflation. High interest rates or inflation could adversely impact our ability to contain costs and to ensure cost-effective debt financing in South Africa.

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

(d)   Disruptive industrial action

        The majority of our employees worldwide belong to trade unions. These employees comprise mainly general workers, artisans and technical operators. In July 2011, disputes over wage increases in South Africa have led to general industrial action, which resulted in disruptions to production and supply of products to the markets. Although we have constructive relations with our employees and their unions, we cannot assure you that significant labour disruptions will not occur in the future.

(e)   Exchange control regulations

        South African law provides for exchange control regulations which apply to transactions involving South African residents, including both natural persons and legal entities. These regulations may restrict the export of capital from South Africa, including foreign investments. The regulations may also affect our ability to borrow funds from non-South African sources for use in South Africa, including the repayment of these borrowings from South Africa and, in some cases, our ability to guarantee the obligations of our subsidiaries with regard to these funds. These restrictions may affect the manner in which we finance our transactions outside South Africa and the geographic distribution of our debt. See "Item 10.D—Exchange controls" and "Item 5.B—Liquidity and capital resources".

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

        The Minister of Trade and Industry published the Codes of Good Practice for broad-based black economic empowerment (BEE) on 9 February 2007, effective from the date of publication. These Codes provide a standard framework for the measurement of broad-based BEE across all sectors of the economy, other than the mining industry.

        We have complied with the current requirements of said Codes and other requirements of the Liquid Fuels, Mining Charter and the Codes of Good Practice for broad-based BEE. We believe that the long-term benefits to the company and our country should outweigh any possible short-term adverse effects, but we cannot assure you that future implications of compliance with these requirements or with any newly imposed conditions will not have a material adverse effect on our shareholders or business, operating results, cash flows and financial condition. See "Item 4.B—Empowerment of historically disadvantaged South Africans".

(g)   Engineering and construction contract costs

        During the period preceding the global economic recession, the worldwide increase in the demand for large engineering and construction projects resulted in a shortage of engineering and construction resources and put strain on these industries. These strains impacted some of our projects and have adversely affected project construction timing schedules and costs. Furthermore, engineering, procurement and construction costs for capital projects appear to have bottomed out globally. Even though the global economic recession led to a marginally downward trend in the costs for large engineering and construction projects, we cannot assure you that our engineering and construction resources will not be constrained in the long-term following an economic recovery. Cost increases will depend on the region and market dynamics, which could have a material adverse effect on our business, operating results, cash flows and financial condition.

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

        Some of the countries where we have already made, or other countries where we may consider making, investments are in various stages of developing institutions and legal and regulatory systems that are characteristic of parliamentary democracies. However, institutions in these countries may not yet be as firmly established as they are in parliamentary democracies in South Africa, North America and some European countries. Some of these countries are also transitioning to a market economy and, as a result, experiencing changes in their economies and their government policies that could affect our investments in these countries.

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

Electricity supply interruptions and increases in electricity costs in South Africa could adversely affect our business, operating results, cash flows, financial condition and future growth

        Sasol generates nearly half of its total South African power supply needs internally and has begun commissioning additional power generation equipment to increase internal electricity generation to up to 60% of our requirements. However, our South African operations remain dependent on power generated by the state-owned utility, Eskom. During 2008, South Africa experienced significant electricity supply interruptions, and although the situation has improved since then, it is possible that the electricity supply will again become constrained. Although Eskom has announced a number of short- and long-term mitigation plans, we cannot assure you that we will not experience power supply interruptions which could have material adverse effects on our business, operating results, cash flows, financial condition and future growth.

        Furthermore, South Africa is experiencing higher than normal electricity price increases. In June 2009, the NERSA granted Eskom an average annual tariff increase of 31,3%, which was recovered by March 2010. During February 2010, NERSA granted Eskom further price increases of 24,8%, 25,8% and 25,9% per year for the next three years in terms of the multi-year pricing dispensation (the first of which came into effect in July 2010). We have entered into a power purchase agreement with Eskom which mitigates these price increases to some extent. However, any sharp increase in electricity costs may have material adverse effects on our business, operating results, cash flows, financial condition and future growth.

We may not be in compliance with laws or regulations in the countries in which we operate

        The industry in which we operate is highly regulated and requires compliance with a myriad of laws and regulations, governing matters such as minerals, trading in petroleum products, safety, health and environment, in our South African and global operations. Non-compliance can impact business performance dramatically. Although systems and processes are in place, monitored and continuously improved upon, to ensure compliance with applicable laws and regulations, we cannot assure you that we will be in compliance with all laws and regulations at all times. Any failure to comply with applicable laws and regulations could have a material adverse impact on our business, operating results, cash flows and financial condition.

New South African mining legislation may have an adverse effect on our mineral rights

        Since the enactment of the Mineral and Petroleum Resources Development Act (MPRDA) in May 2004, all mineral rights have been placed under the custodianship of the state, which grants permits and authorisations for prospecting and mining of minerals. Our subsidiary, Sasol Mining (Pty) Ltd, has been successful in converting its prospecting permits and mining authorisations (old order rights) to new order rights in terms of the MPRDA. The new order mining rights, known as converted mining rights, became effective on 29 March 2011. The converted new order mining rights in respect of the Secunda area have been granted for a period of ten years, while those in respect of the Mooikraal operations have been granted for a period of thirty years. Our converted mining rights may, on application, be renewed for further periods not exceeding thirty years each. Prospecting rights are granted for five years, with one further renewal of three years.

        If a holder of a prospecting right or mining right conducts prospecting or mining operations in contravention of the MPRDA, the new order rights can be suspended or cancelled by the Minister of Mineral Resources if the entity, upon receiving a notice of breach from the Minister, fails to remedy such breach. The MPRDA and applicable provisions in the National Environmental Management Act impose additional responsibilities with respect to environmental management as well as the prevention of environmental pollution, degradation or damage from mining and/or prospecting activities.

        The Mining Charter, which is intended to facilitate the transformation of the South African mining industry, was reviewed during the 2009 and 2010 calendar years, and the Revised Mining Charter became effective as from 20 September 2010. Although the Revised Mining Charter was intended to only be an amendment of the previous Mining Charter, it is expected that it will replace the original Mining Charter.

        We cannot assure you that these changes will not affect our operations and mining rights in the future, and as a result have a material adverse effect on our business, operating results, cash flows and financial condition. See "Item 4.B—Business overview—Regulation of mining activities in South Africa".

New legislation in South Africa on petroleum and energy activities may have an adverse impact on our business, operating results, cash flows and financial condition

        The Petroleum Products Amendment Act (the Act) requires persons involved in the manufacturing, wholesale and retail sale of petroleum products to obtain relevant licences for such activities. Sasol Oil, Natref and Sasol Synfuels submitted applications for their respective operations, and the Sasol Oil and Sasol Synfuels wholesale licence applications have been approved and issued. The Natref manufacturing licence application is still under review by the Department of Energy. Nevertheless, these facilities continue to operate, as being persons who, as of the effective date of the Act, manufactured petroleum products, they are deemed to be holders of a licence until their applications have been finalised. Until these applications have been finalised, we cannot assure you that the conditions of the licences may not have a material adverse impact on our business, operating results, cash flows and financial condition. See "Item 4.B—Business overview—Regulation of petroleum-related activities in South Africa".

        NERSA has published a draft pipelines tariff determination encompassing a tariff structure that could have a material adverse effect on our business, operating results, cash flow and financial condition. Sasol Oil has made representations to NERSA in this regard in an effort to ensure that Sasol Oil operations will not be unduly prejudiced by the new tariff structure. See "Item 4.B—Business overview—Sasol Oil" and "—Regulation of petroleum-related activities in South Africa".

        The Department of Energy will by 2017 implement new fuel specifications and standards to reduce the environmental impact caused by, amongst others, the sulphur content of fuel emissions. The introduction of the new specifications and standards by 2017 may require capital investment in our manufacturing facilities. We cannot assure you that these new specifications will not have a material adverse effect on our business, operating results, cash flow and financial condition.

        The Department of Energy has embarked on a process of reviewing the methodology for the determination of margins relating to the regulated fuel price mechanism known as the Regulatory Accounting System. The ultimate goal of the Regulatory Accounting System is to achieve a uniform and transparent set of regulatory accounts, whereby costs are allocated on predetermined methods, thereby providing certainty to investors with regard to the return on assets throughout the petroleum industry value chain (wholesale, coastal storage, handling, secondary storage, distribution and return on assets for the benchmark service station). We cannot assure you that the final cost allocation model will not have a material adverse effect on our business, operating results, cash flow and financial condition. The Gas Act regulates matters relating to gas transmission, storage, distribution, liquefaction and re-gasification activities. NERSA is in the process of finalising the transmission and storage tariffs for piped-gas in South Africa. The implementation and enforcement of these tariffs may have a material adverse effect on our business, operating results, cash flow and financial condition.

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

Changes in safety, health and environmental regulations and legislation and public opinion may adversely affect our business, operating results, cash flows and financial condition

        Failure to comply with applicable safety, health and environmental laws, regulations or permit requirements may result in fines or penalties or enforcement actions, including regulatory or judicial orders enjoining or curtailing operations or requiring corrective measures, installation of pollution control equipment, decommissioning or other remedial actions, any of which could entail significant expenditures.

        We are subject to a wide range of general and industry-specific environmental, health and safety and other legislation in jurisdictions in which we operate. Environmental requirements govern, among other things, exploration, mining and production activities, land use, air emissions, use of renewable energy, energy efficiency, use of water, wastewater discharge, waste management, decommissioning and site remediation. Compliance with these laws, regulations, permits, licences and authorisations is a significant factor in our business, and we incur, and expect to continue to incur, significant capital and operating expenditures in order to continue to comply with applicable laws, regulations, permits, licences and authorisations. These laws and regulations and their enforcement are likely to become more stringent over time. We may be required in some cases to incur additional expenditure in order to comply with such legislation. Similarly, public opinion is growing more sensitive to consumer health and safety, environmental and climate change protection matters, and, as a result, markets may apply pressure on us concerning certain of our products, manufacturing processes, transport and distribution arrangements. As a result of these additional costs of compliance and other factors, including pressures related to public opinion, we may be required to withdraw certain products from the market, which could have a material adverse effect on our business, operating results, cash flows and financial condition.

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

        In addition, our manufacturing processes may utilise and result in the emission of substances with potential health risks. We also manufacture products which may pose health risks. Although we apply a duty of care principle and implement health and safety, product stewardship, the Responsible Care programme and other measures to eliminate or mitigate associated potential risks, we may be subject to liabilities as a result of the use or exposure to these materials or emissions.

Regulation of greenhouse gas emissions could increase our operational cost and reduce demand for our products

        Continued political attention to issues concerning climate change, the role of human activity in it, and potential mitigation through regulation could have a material impact on our operations and financial results. International agreements and national or regional legislation and regulatory measures to limit greenhouse emissions are currently in various stages of discussion or implementation.

        For instance, the Kyoto Protocol envisions a reduction of greenhouse gas emissions through market-based regulatory programmes, technology-based or performance-based standards or a combination of them. South Africa has entered into a voluntary non-binding agreement to take, subject to certain conditions, nationally appropriate mitigation action to enable a 34% deviation below "business as usual" emissions growth trajectory by 2020, and 42% by 2025. Current measures in South Africa have already resulted in increased compliance costs for power suppliers that are passed to us in the form of levies for electricity generated from fossil fuels. These levies may increase substantially over time. In addition, the South African government has published a climate change response green paper in November 2010 and issued a carbon tax discussion paper in December 2010. This policy process, culminating in the publication of a climate change response white paper, is expected later in 2011, and an emissions trading discussion paper is expected during 2012.

        These and other greenhouse gas emissions-related laws, policies and regulations may result in substantial capital, compliance, operating and maintenance costs. The level of expenditure required to comply with any laws and regulations is uncertain and will depend on a number of factors including, among others, the sectors covered, the greenhouse gas emissions reductions required by law, the extent to which we would be entitled to receive any emission allowance allocations or would need to purchase compliance instruments on the open market or through auctions, the price and availability of emission allowances and credits, and the impact of legislation or other regulation on our ability to recover the costs incurred through the pricing of our products. Material price increases or incentives to conserve or use alternative energy sources could reduce demand for products we currently sell and adversely affect our sales volumes, revenues and margins.

We are subject to competition and anti trust laws

        Globally among themselves, competition authorities are increasingly enforcing legislation and networking and exchanging information relating to potential violation of antitrust laws.

        Violations of competition/antitrust legislation could expose the group to administrative penalties and civil claims and damages, including punitive damages, by entities which can prove they were harmed by such conduct. Such penalties and damages could be significant and have an adverse impact on our business, operating results, cash flows and financial condition. In addition, there is also the significant reputational damage that accompanies findings of such contraventions as well as imprisonment or fines for individuals in some countries where antitrust violations are a criminal offence.

        The South African Competition Authority is conducting investigations into the pipeline gas, coal mining, petroleum, fertilisers and polymer industries. The group has cooperated with competition authorities to deal pro-actively with non-compliance matters. We continue to interact and cooperate with the South African Competition Commission in respect of leniency applications as well as in the areas that are subject to the South African Competition Commission investigations. Refer to "Item 4.B Business overview—Legal proceedings and other contingencies". Although it is our policy to comply with all laws, and notwithstanding training and compliance programmes, we could nonetheless contravene competition or antitrust laws and be subject to the imposition of fines, criminal sanctions and/or civil claims and damages. This could have a material adverse impact on our business, operating results, cash flows and financial condition.

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

        Globally the demand for personnel with the range of capabilities and experience required in our industry is high, and success in attracting and retaining such employees is not guaranteed. We have recently observed a downward trend in natural attrition rates as a result of the current global economic downturn. Some areas of the global economy are showing signs of recovery and there is a risk that our scientific, engineering, artisans, operators and project execution skills base may be constrained over time because of, for example, natural attrition and a shortage of people being available in these disciplines in the jurisdictions in which we operate. The quality and availability of skills in certain labour markets is impacted by the challenges within the education and training systems in certain countries in which we operate, such as South Africa and Mozambique. The retention of staff is particularly challenging in South Africa, where in addition to global industry shortages of skilled employees, we and our competitors are also required to achieve employment equity targets. Localisation and other similar legislation in countries in which we operate are equally challenging to the attraction and retention of sufficiently skilled employees.

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

Intellectual property risks may adversely affect our freedom to operate our processes and sell our products and may dilute our competitive advantage

        Our various products and processes, including most notably, our chemical, CTL and GTL products and processes have unique characteristics and chemical structures and, as a result, are subject to patent protection, the extent of which varies from country to country. Rapid changes in our technology commercialisation strategy may result in a misalignment between our intellectual property protection filing strategy and the countries in which we operate. The expiry of a patent may result in increased competition in the market for the previously patented products and processes, although the continuous supplementation of our patent portfolio mitigates such risk to an extent. In addition, aggressive patenting by our competitors, may result in an increased patent infringement risk and may constrain our ability to operate in our preferred markets.

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

        We believe that our proprietary technology, know-how and trade secrets, especially in the Fischer-Tropsch area, provide us with a competitive advantage. A possible loss of experienced personnel to competitors, and a possible transfer of know-how and trade secrets associated therewith, may negatively impact this advantage. Exploitation of our proprietary technology may result in the disclosure of confidential information and trade secrets to a wider group of people. In addition, the patenting by our competitors of technology built on our know-how obtained through former employees may further result in loss.

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

We may face potential costs in connection with industry-related accidents or deliberate acts of terror causing property damage, personal injuries or environmental contamination

        We operate coal mines, explore for and produce oil and gas and operate a number of plants and facilities for the manufacture, storage, processing and transportation of oil, chemicals and gas, related raw materials, products and wastes. These facilities and their respective operations are subject to various risks, such as fires, explosions, leaks, ruptures, discharges of toxic hazardous substances, soil and water contamination, flooding and land subsidence, among others. As a result, we are subject to the risk of experiencing, and have in the past experienced, industry-related incidents.

        Our facilities, located mainly in South Africa, North America and various European countries, as well as in various African countries, the Middle East and Asia, may be subject to the risk of experiencing deliberate acts of terror.

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

        It is Sasol's policy to procure appropriate property damage and business interruption insurance cover for its production facilities above acceptable deductible levels at acceptable commercial premiums. However, full cover for all loss scenarios may in some years not be available at acceptable commercial rates and we cannot give any assurance that the insurance procured for any particular year would cover all potential risks sufficiently or that the insurers will have the financial ability to pay all claims that may arise.

        In some cases we have indemnity agreements with the previous owners of acquired businesses which limit certain of our exposures to environmental contamination.

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

        We have initiated safety improvement plans at both corporate and business unit levels to improve safety performance. However, there can be no assurance that accidents or acts of terror will not occur in the future, that insurance will adequately cover the entire scope or extent of our losses or that we may not be found liable in connection with claims arising from these and other events.

        In general, we cannot assure you that costs incurred as a result of the above or related factors will not have a material adverse effect on our business, operating results, cash flows and financial condition.

Our coal, synthetic oil, natural oil and gas reserve estimates may be materially different from quantities that we may eventually recover

        Our reported coal, synthetic oil (CTL products), natural oil and gas reserves are estimated quantities based on applicable reporting regulations that under present and anticipated conditions have the potential to be economically mined and processed.

        There are numerous uncertainties inherent in estimating quantities of reserves and in projecting future rates of production, including factors which are beyond our control. The accuracy of any reserve estimate is a function of the quality of available data, engineering and geological interpretation and judgement.

        Reserve estimates will require revision based on actual production experience and other factors, including extensions and discoveries. In addition, market prices, reduced recovery rates or increased production costs and other factors may result in a revision to estimated reserves. Significantly revised estimates may have a material adverse effect on our business, operating results, cash flows and financial condition. See "Item 4.D—Property, plants and equipment".

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

        The ITRs prohibit or restrict most transactions between US persons and Iran. The ITRs do not apply directly to either Sasol or the group entities involved in activities in Iran, because none of them would be considered US persons under these regulations. Nonetheless, because the group is a multinational enterprise, the ITRs may apply to certain entities associated with the group, including US employees, investors and certain subsidiaries.

        We are taking measures to mitigate the risk that our US employees, investors and certain subsidiaries of the group to which the ITRs apply will not violate the ITRs as a result of their respective affiliations with the group.

        However, we cannot predict OFAC's enforcement policy in this regard, and it is possible that OFAC may take a different view of the measures we have implemented. In such event, US persons or affiliates associated with the group may be subject to a range of civil and criminal penalties.

        The ISA was adopted by the US government in 1996 with the objective of denying Iran the ability to support acts of international terrorism and fund the development or acquisition of weapons of mass destruction. The ISA was extended in 2001 and amended in 2006 by the Iran Freedom Support Act; it will continue in force through the 2011 calendar year. In addition, the House and the Senate continue to consider amendments to ISA that could subject a broader range of business or investment activities to sanctions.

        In its amended form, the ISA grants the President of the United States discretion in imposing sanctions on companies that make an investment in Iran of US$20 million or more in any 12-month period that directly and significantly contributes to Iran's ability to develop its petroleum industries, or exports, transfers or otherwise provides to Iran any goods, services, technology or other items with the knowledge that such provision would contribute materially to the ability of Iran to acquire or develop chemical, biological or nuclear weapons (or related technologies), or destabilising numbers and types of advanced conventional weapons.

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

        We cannot predict future interpretations of the provisions of the ISA or the implementation policy of the US government with respect to the ISA. Although we believe that our polymers project is not in the petroleum industry, in Iran, we cannot assure you that our activities in Iran would not be considered investments as statutorily defined by the ISA or that the imposition of sanctions on the company or other entities of the group would not have a material adverse impact on our business, operating results, cash flows and financial condition.

        Additionally, recent developments in US, European Union and United Nations sanctions have increased the risks of doing business related to Iran. The President of the United States signed into law on 1 July 2010 the Comprehensive Iran Sanctions, Accountability and Divestment Act of 2010, the European Union expanded sanctions on 26 July 2010 and the United Nation's Security Council's Resolution 1929 was adopted on 9 June 2010. We continue to evaluate the risks and implications of these sanctions on our investments in Iran, however, we cannot assure you that as a result of these sanctions our activities in Iran would not be adversely impacted and that there would not be a material adverse impact on our business, operating results, cash flows and financial condition.

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

The exercise of voting rights by holders of American Depositary Receipts is limited in some circumstances

        Holders of American Depositary Receipts (ADRs) may exercise voting rights with respect to the ordinary shares underlying their American Depositary Shares (ADSs) only in accordance with the provisions of our deposit agreement (Deposit Agreement) with The Bank of New York Mellon, as the depositary (Depositary). For example, ADR holders will not receive notice of a meeting directly from us. Rather, we will provide notice of a shareholders meeting to The Bank of New York Mellon in accordance with the Deposit Agreement. The Bank of New York Mellon has undertaken in turn, as soon as practicable after receipt of our notice, to mail voting materials to holders of ADRs. These voting materials include information on the matters to be voted on as contained in our notice of the shareholders meeting and a statement that the holders of ADRs on a specified date will be entitled, subject to any applicable provision of the laws of South Africa and our Articles of Association, to instruct The Bank of New York Mellon as to the exercise of the voting rights pertaining to the shares underlying their respective ADSs on a specified date. In addition, holders of our ADRs will be required to instruct The Bank of New York Mellon how to exercise these voting rights.

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

        In 1950, the South African government formed our predecessor company, the South African Coal, Oil and Gas Corporation Limited, to manufacture fuels and chemicals from indigenous raw materials. In October 1979, Sasol Limited was listed on the JSE, and 70% of its share capital was privatised. We used the proceeds from the private and public issue to acquire 100% shareholding in our synthetic fuels plant at Sasolburg (Sasol One), in the Free State province, about 80 kilometres (km) south of Johannesburg and 50% shareholding in Sasol Two in Secunda, 145 km southeast of Johannesburg in the Mpumalanga province and our third synfuels and chemicals plant also in Secunda, Sasol Three, from the Industrial Development Corporation of South Africa Limited (IDC). During 1983, we acquired the IDC's remaining interest in Sasol Two and the remaining interest in Sasol Three was acquired effective 1 July 1990. Subsequently, the interest in our share capital held by the South African government through the IDC was further reduced to its current 7,9%.

        In 1982, our American Depositary Receipts (ADRs) were quoted on the National Association of Securities Dealers Automated Quotations (NASDAQ) National Market through an unsponsored ADR programme, which was later converted to a sponsored ADR programme in 1994. With effect from 9 April 2003, we transferred our listing to the New York Stock Exchange (NYSE).

        Over the past years, we have been exploring opportunities through Sasol Synfuels International (Pty) Ltd (SSI) to exploit the Sasol Slurry Phase Distillate (Sasol SPD™) process technology for the production of high-quality, environment-friendly diesel and other higher-value hydrocarbons from natural gas and coal. In October 2000, we signed agreements with Chevron for the creation of Sasol Chevron, a 50:50 global joint venture founded on gas-to-liquids (GTL) technology. Sasol Chevron was formed in order to take advantage of the synergies of Sasol's and Chevron's GTL strengths. Sasol has advanced Fischer-Tropsch technology and Chevron has extensive global experience with respect to natural gas utilisation, product marketing and hydrotreating technology. In 2009, Sasol and Chevron reviewed and optimised their business model for co-operation with respect to their GTL ambitions and have agreed, in future, to work together directly and on a case-by-case basis and not through the Sasol Chevron joint venture, which will only be used to support the GTL project in Nigeria.

        Sasol together with Chevron is currently involved in the development of a GTL project in collaboration with the Nigerian National Petroleum Corporation (NNPC) and Chevron Nigeria Limited at existing oil and gas facilities at Escravos in Nigeria. In December 2008, Sasol reduced its economic interest in the Escravos GTL (EGTL) project in Nigeria from 37,5% to 10%, while still providing full technical and manpower support to the project. This project is estimated to commence operation in 2013.

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

        In February 2003, we signed a joint venture agreement with the Pars Petrochemical Company, a subsidiary of the National Petrochemical Company of Iran. The joint venture (Arya Sasol Polymer

Company), on behalf of both joint venture parties, constructed a polymer plant designed to produce one million tons of ethylene to be converted into polyethylene or exported as ethylene. The complex comprises one ethane cracker for producing polymer-grade ethylene and two polyethylene plants. The ethane cracker was commissioned in November 2007. The low-density polyethylene plant and high-density polyethylene plant reached beneficial operation in 2009. We have initiated a review of our activities in and with Iran. We do not currently intend to expand such activities.

        We announced on 16 March 2006, the first phase implementation of Sasol Mining's black economic empowerment (BEE) strategy through the formation of Igoda Coal (Pty) Ltd (Igoda Coal), an empowerment venture with Exxaro Coal Mpumalanga (formerly Eyesizwe Coal (Pty) Ltd) (Exxaro), a black-owned mining company. During August 2009, we received a notice of intention to withdraw from the Igoda transaction from our partner, Exxaro.

        In June 2006, we announced the signing of a co-operation agreement with the Shenhua Group Corporation Limited and the Shenhua Ningxia Coal Industry Group Company Limited of the People's Republic of China to proceed with the second stage of feasibility studies to determine the viability of an 80 000 barrels per day (bpd) coal-to-liquids (CTL) plant in the Shaanxi Province, and for another 80 000 bpd CTL plant in the Ningxia Hui Autonomous region. In November 2007, Sasol approved an amount of US$140 million for its share of the final stage of the feasibility study for the two China CTL opportunities. In 2008, the Chinese government decided to pursue a more focussed approach to CTL project implementation and selected a more limited number of key projects to pursue. As a result, in August 2008, Sasol and the Shenhua Ningxia Group agreed to proceed with only one 80 000 bpd plant in the Ningxia Hui Autonomous Region of China, about 1 000 kilometres (km) west of Beijing. The proposed site in the Ningdong Chemical and Energy base has excellent infrastructure and the partners considered this decision would result in the shortening of the project schedule and in lower feasibility and project costs. There are abundant coal reserves in the proximity of the large, well laid out site, providing the platform for future expansion. A feasibility study for the project was completed in the first half of the 2010 calendar year. Sasol and Shenhua Ningxia Coal Group jointly submitted a Project Application Report to the Chinese Government in December 2009, to seek approval for the CTL plant. Given the delay in the approval from the Chinese government for our CTL project in China, we are developing other investment strategies and growth opportunities, both in South Africa and abroad. We have reallocated planned project funding for the China CTL project and redeployed staff to other projects. We remain committed to growing our other businesses in China.

        On 11 October 2007, Sasol Mining announced the implementation of the second phase of its black economic empowerment (BEE) strategy. In a transaction valued at approximately R1,8 billion, a black-women controlled coal mining company, Ixia Coal (Pty) Ltd (Ixia Coal), acquired 20% of Sasol Mining's shareholding through the issue of new shares. The transaction increased Sasol Mining's BEE ownership component by 20%, and when considered together with the Sasol Inzalo share transaction, to an estimated 34% (calculated on a direct equity basis). The transaction is financed through equity (R47 million) and a combination of third party funding and appropriate Sasol facilitation. Ixia Coal contributed its share of the financing for the transaction. The implementation of this transaction was conditional upon, inter alia, the conversion ofold order mining rights to new order rights and the South African Competition Commission approval. The conversion of the rights was approved by the Department of Mineral Resources (DMR). The converted mining rights were signed and notarially executed on 29 March 2010. The converted mining rights for the Secunda Complex have been granted for a period of 10 years. Sasol Mining has the exclusive right to apply and be granted renewal of the converted mining rights for an additional period not exceeding 30 years. The Mooikraal Complex converted mining right has been granted for the maximum allowable period of 30 years. The Competition Tribunal of South Africa approved the Ixia Coal transaction on 1 September 2010. The effective date of the Ixia Coal transaction was 29 September 2010, when the remaining conditions precedent were met. Refer to "Item 5A—Operating results—Broad-based Black Economic Empowerment transactions".

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
  The Sasol Inzalo Foundation—1,5%

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

        In January 2010, the Sasol and Tata 50:50 joint venture initiated a pre-feasibility study for a CTL facility in India, following the award by the Government of India in February 2009 of a coal block in the eastern state of Orissa. The study is progressing well and a drilling programme is being carried out to confirm the coal quality. This study is expected to be completed during the first half of the 2012 calendar year, after which the parties will decide whether to proceed with a full feasibility study.

        In April 2009, Sasol, Uzbekneftegaz, the national oil and gas company of Uzbekistan, and PETRONAS of Malaysia, signed a heads of agreement to evaluate the feasibility of GTL and upstream co-operation in Uzbekistan. On 15 July 2009, Sasol signed a joint venture agreement with Uzbekneftegaz and PETRONAS, to form a joint venture called Uzbekistan GTL LLC, a limited liability company, with each partner having a one third participating interest. A joint feasibility study for the development and implementation of this GTL project in Uzbekistan, with an estimated capacity of 1,4 million tpa, commenced. The feasibility study was completed in the middle of the 2011 calendar year and, based on the results, each partner will decide whether or not to proceed with front end engineering and design of the Uzbekistan GTL project. The Uzbekistan GTL project was presented for approval to the government of Uzbekistan in September 2011. An investment agreement was concluded between the partners. This results in Sasol and Uzbekneftegaz's equity interests in Uzbekistan GTL LLC being 44,5% each, and PETRONAS having an 11% interest. The front end engineering and design phase of the GTL project in Uzbekistan will commence before the end of the 2011 calendar year.

        In December 2010, Sasol acquired a 50% stake in the Farrell Creek shale gas assets of Talisman Energy Inc. (Talisman), a Canadian-based company, located in the Montney Basin, of British Columbia,

Canada, for an amount of R7,1 billion. In March 2011, Sasol further acquired a 50% stake in Talisman's Cypress A shale gas assets for an amount of R7,1 billion on similar terms. The acquired assets also include associated gas gathering systems and processing facilities.

        In the first quarter of 2011, Sasol, together with Talisman, initiated a feasibility study of a GTL plant in Western Canada. This study is expected to be completed in the 2012 calendar year.

        In the 2011 calendar year, Sasol completed a pre-feasibility study into a possible integrated GTL and chemicals facility in the United States of America (US). After the successful completion of the pre-feasibility study, the Sasol board approved that the project proceed to feasibility study phase. The feasibility study is expected to be completed in the latter half of the 2012 calendar year.

        At our annual general meeting of 23 November 2006, shareholders approved that the directors be granted the authority to acquire up to 10% of Sasol Limited ordinary shares by way of a general repurchase. This authority was renewed by shareholders at our general meeting held on 30 November 2007.

        Through our subsidiary, Sasol Investment Company (Pty) Ltd, we had purchased 40 309 886 Sasol ordinary shares representing 6,39% of the issued share capital of the company, excluding the Sasol Inzalo share transaction, for R12,1 billion at a cumulative average price of R299,77 per share since the inception of the programme in 2007. 31 500 000 of the repurchased Sasol ordinary shares were cancelled on 4 December 2009 for a total value of R7,9 billion. 8 809 886 Sasol ordinary shares are still held by Sasol Investment Company (Pty) Ltd. At the annual general meetings held on 28 November 2008 and 27 November 2009, respectively, the shareholders renewed the authority to repurchase up to 4% of the issued ordinary shares of the company. No purchases have been made under this authority. At the annual general meeting held on 26 November 2010, the shareholders approved that the directors be granted the authority to repurchase up to 10% of the issued ordinary shares of the company. This latest authority is valid until the company's next annual general meeting. To date, no further purchases have been made under this authority.

        As of 30 June 2011, we were one of the largest JSE listed companies by market capitalisation (R238 863 million in respect of the Sasol ordinary shares), with total consolidated turnover of R142 436 million in 2011. We employ approximately 33 700 people worldwide in our operations.

Capital expenditure

        In 2011, we invested approximately R21 billion, compared with R16 billion in both 2010 and 2009, in capital expenditure (on a cash flow basis excluding capitalised borrowing costs and including projects entered into by our joint ventures) to sustain and enhance our existing facilities and to expand operations. Capital expenditure incurred on key projects to expand our operations includes:

Projects(1)	Business categories	30 June 2011	30 June 2010	30 June 2009
		(Rand in millions)
Pipeline expansion—1st compressor	Sasol Gas	177	186	532
Additional gasifiers in gas production	Sasol Synfuels	661	—	—
Reforming gas improvement project	Sasol Synfuels	557	—	—
Power generation with open cycle gas turbines	Sasol Synfuels	307	842	1 077
16th Oxygen train	Sasol Synfuels	559	970	507
10th Sasol advanced synthol reactor	Sasol Synfuels	378	463	316
Gas heated heat exchange reformers	Sasol Synfuels	608	354	189
3rd Catalyst plant in Sasolburg, South Africa	Sasol Synfuels International	218	465	221
Farrell Creek shale gas exploration and development	Sasol Petroleum International	1 242	—	—
Mozambique expansion	Sasol Petroleum International	675	484	1 203
Petroleum West Africa development	Sasol Petroleum International	197	83	429
Ethylene purification unit	Sasol Polymers	675	—	—
Project Turbo	Sasol Polymers	—	—	86
Arya Sasol Polymer Company (Iran)	Sasol Polymers	—	—	166
2nd and 3rd Octene trains	Sasol Solvents	124	—	298
Ethylene tetramerisation project in North America	Sasol Olefins & Surfactants	68	—	—
Limestone ammonium nitrate (LAN) replacement project	Other chemical businesses	367	—	—
Fischer-Tropsch wax expansion project	Other chemical businesses	1 720	564	227
Other projects(2)	Various	1 920	2 189	2 732

		10 453	6 600	7 983

(1)
The amounts include business development costs and our group's share of capital expenditure of joint ventures. The amounts exclude borrowing costs capitalised. These amounts were approved by our board of directors. We hedge all our major South African capital expenditure in foreign currency immediately upon commitment of the expenditure or upon approval of the project.

(2)
Includes property, plant and equipment, assets under construction and intangible assets.

        Key projects to meet legal and environmental obligations as well as to sustain existing operations during 2011 include:

Projects(1)	Business categories	30 June 2011	30 June 2010	30 June 2009
		(Rand in millions)
Mining renewal	Sasol Mining	92	—	—
Thubelisha shaft to maintain Twistdraai Colliery operation	Sasol Mining	1 175	752	91
Refurbishments of continuous miners	Sasol Mining	61	60	36

Projects(1)	Business categories	30 June 2011	30 June 2010	30 June 2009
		(Rand in millions)
Impumelelo Colliery to maintain Brandspruit mine operation	Sasol Mining	155	88	21
Major shutdown and statutory maintenance	Sasol Synfuels	1 412	1 484	—
Replacement of air heater systems at boiler 9	Sasol Synfuels	193	301	104
Improvement of synthol total feed compressors	Sasol Synfuels	117	266	—
Selective catalytic cracker—baseline optimisation project	Sasol Synfuels	31	231	206
Ash-lock project	Sasol Synfuels	90	181	191
17th Reformer project	Sasol Synfuels	—	174	—
Turbo phase 1 project	Sasol Synfuels	3	148	33
Replace long term catalyst	Sasol Synfuels	70	111	112
Replacement of turbine rotors for generator 4	Sasol Synfuels	—	—	51
Switch replacement programmes	Sasol Synfuels	59	94	64
Sulphuric acid plant project	Sasol Synfuels	39	89	134
Volatile organic compounds abatement programme	Sasol Synfuels	252	64	41
Refurbishment of firewater lines	Sasol Synfuels	15	84	47
Oxygen emergency shut down system replacement	Sasol Synfuels	38	71	115
Replacement of steam turbines at steam plant	Sasol Synfuels	113	60	—
Refurbishment of the utility cooling water towers	Sasol Synfuels	68	55	2
Replacement of combined waste heat boilers and feed preheater	Sasol Synfuels	17	54	39
Synthol tailgas compressor and turbine upgrade	Sasol Synfuels	—	51	111
Replacement of tube bundles in interstage cooler systems	Sasol Synfuels	5	37	90
Replacement of conveyor belts for coal processing and ash plants	Sasol Synfuels	—	—	62
Change plant to reduce benzene fuel	Sasol Synfuels	30	25	84
Secunda Natref pipeline project	Sasol Oil	279	155	50
Project wholesale logistics	Sasol Oil	199	—	—
Replace HF relief gas scrubber and external regenerator	Sasol Oil	165	—	—
Diesel unifier project	Sasol Oil	77	154	79
Depot expansion project	Sasol Oil	73	148	117
Supply chain project	Sasol Oil	10	69	28
Hydrocrackers project	Sasol Oil	—	14	184
Replace long term catalyst	Sasol Oil	27	9	50
Oryx statutory maintenance	Sasol Synfuels International	110	264	288
Replacement of trunk and gathering lines at Sasol Petroleum Temane	Sasol Petroleum International	—	—	84

Projects(1)	Business categories	30 June 2011	30 June 2010	30 June 2009
		(Rand in millions)
Upgrade of central processing facility at Sasol Petroleum Temane	Sasol Petroleum International	52	77	48
Mozambique onshore drilling	Sasol Petroleum International	129	—	—
Replacement of Infrachem laboratory	Other chemical businesses	104	101	60
Replacement of cranes	Other businesses	15	27	61
Replacement of information management systems and software	Other businesses	188	127	174
Replacement of existing radio systems	Other businesses	—	—	121
Other projects to sustain existing operations(2)	Various	3 739	3 572	4 141
Expenditure related to environmental obligations	Various	961	126	239
Expenditure incurred relating to safety regulations	Various	49	185	331

		10 212	9 508	7 689

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

        Included in the above capital expenditure, we invested approximately R130 million in intangible assets (including investments made by joint ventures), mainly in respect of software, patents and trademarks during the year. For a discussion of the method of financing capital expenditure, refer to "Item 5.B—Liquidity and capital resources—liquidity".

Capital commitments

        As at 30 June 2011, we had authorised approximately R74 billion of group capital expenditure in respect of projects in progress, of which we had spent R26 billion by 30 June 2011. Of the unspent capital commitments of R48 billion, R15 billion has been contracted for. Of this amount, we expect to spend R26 billion in 2012, R15 billion in 2013 and the remainder thereafter. For more information regarding our capital commitments refer to "Item 5.B—Liquidity and capital resources—liquidity" and "Item 5.F—Capital and contractual commitments".

        We expect to spend approximately R39 billion of our capital commitments on projects in South Africa, R1 billion in other African countries, R6 billion in North America, R1 billion in Europe and the remainder on projects in other regions. The following table reflects key projects approved by the Sasol Limited board and contracted which were not yet completed at 30 June 2011:

Project	Business categories	Total cost approved and contracted	Estimated beneficial operation
		(Rand in millions)	(Calendar year)
Thubelisha mine	Sasol Mining	2 669	2012
Impumelelo mine	Sasol Mining	1 576	2014
Gauteng network pipeline project	Sasol Gas	489	2013
Open cycle turbine—power generation	Sasol Synfuels	687	2011
Sasol fixed bed dry bottom gasifiers	Sasol Synfuels	1 162	2012
Reforming gas improvement project	Sasol Synfuels	1 126	2012
Gas heated heat exchange reformers	Sasol Synfuels	1 746	2012
16th Oxygen train (outside battery limits)	Sasol Synfuels	993	2012
10th Sasol advanced synthol reactor	Sasol Synfuels	1 345	2011
Volatile organic compounds abatement programme	Sasol Synfuels	653	2013
Water recovery growth	Sasol Synfuels	467	2014
3rd Catalyst plant in Sasolburg, South Africa	Sasol Synfuels International	929	2012
Canadian shale gas assets	Sasol Petroleum International	5 567	2011
Fischer-Tropsch wax expansion project	Sasol Wax	3 971	2012
Ethylene purification unit	Sasol Polymers	1 679	2013

        The amounts include business development costs and our group's share of capital expenditure of joint ventures.

        In 2011, an amount of R148 million (2010: R1 266 million and 2009: R2 468 million) has been committed by the group for further development of the Escravos GTL project.

4.B    Business overview

        Sasol is an integrated energy and chemicals company. We add value to coal, natural oil and gas reserves, using these feedstocks to produce liquid fuels, fuel components and chemicals through our proprietary processes. We mine coal in South Africa and produce natural gas and condensate in Mozambique, oil in Gabon and shale gas in Canada. We continue to advance our upstream oil and gas activities in West and Southern Africa, the Asia Pacific region and Canada. In South Africa, we refine imported crude oil and retail liquid fuels through our network of 406 Sasol and Exel service stations, which include five Sasol branded integrated energy centres, and supply gas to industrial customers. We also supply fuels to other licensed wholesalers in the region. We have chemical manufacturing and marketing operations in South Africa, Europe, the Middle East, Asia and the Americas.

        Through Sasol Synfuels International (SSI), we are focused on commercialising our CTL and GTL technology internationally. Our first international GTL plant, Oryx GTL, was brought into operation in 2007 in response to the growing international interest in our GTL offering, and we expect the second GTL plant, EGTL, currently under construction in Nigeria, to come into operation in 2013. We are promoting our CTL technology in India and GTL technology in Uzbekistan and North America.

        We employ approximately 33 700 people worldwide and remain one of South Africa's largest investors in capital projects, skills development and technological research and development.

Sasol's integrated business model revolves around Fischer-Tropsch technology

Sasol is an integrated energy and chemicals company. The Fischer-Tropsch process lies at the heart of Sasol, allowing it to convert coal and natural gas into synthetic fuels and chemicals. Sasol is integrated upstream to produce its raw materials, and downstream into fuel and chemical production and marketing.

sasol
reaching new frontiers

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
Fuel components
Refine and blend
Fuel products
consumer
coal
syngas
wholesale
Co-products
Co-products
Coal gasification and the FT processes also produce co-products for recovery and beneficiation. These include ammonia, fertilisers, explosives, crude-tar acids and sulphur.
commercial
Exploration and production
Syngas production
Fischer-Tropsch process
Chemical components
Chemical processes
Chemical products
natural gas
Fischer-Tropsch process
Using a catalyst, the Fischer-Tropsch (FT) reaction converts syngas into a range of hydrocarbons such as fuel, chemical components and co-products. Low-and high-temperature FT conversions provide different product splits.
Chemical products
Chemical intermediates from the FT process, are separated, purified and, together with conventional chemical raw materials, converted to a range of final products such as polymers, solvents, olefins and surfactants and waxes.
Markets
Sasol markets products directly to the consumer, as well as to commercial and industrial markets, thereby integrating its upstream and downstream activities.
3rd party producer
feedstock
coal, crude oil and natural gas sold to open market
Exploration and production
Syngas production
Coal
Gasification
Natural gas
Gas reforming
Fischer-Tropsch process
Fuel components
Refine and blend
Fuel products
Co-products
Chemical components
Chemical processes
Chemical products
Market
Coal, crude oil and natural gas

Our activities

        Sasol believes that its ability to compete and grow sustainably is contingent on internal collaboration, knowledge and resource sharing, as well as building effective external partnerships and joint ventures in different markets, territories and cultural contexts. We cluster our businesses according to common business drivers. Clustering, which involves creating linkages among logically related businesses that allow for strategic consistency and operational efficiencies, has been increasingly adopted by world-class companies to become recognised best practice. The group's structure is organised into three focused business clusters—South African Energy Cluster, International Energy Cluster and Chemical Cluster.

        We divide our operations into the following segments:

South African Energy Cluster

  •
  Sasol Mining.  We mine approximately 37,3 million tons (Mt) of saleable coal per year, mostly for gasification feedstock and utilities coal for our complexes in Secunda and Sasolburg, in South Africa, and export approximately 2,8 Mt of coal annually. Sasol Mining accounted for 1% of our total external segmental turnover in 2011.

  •
  Sasol Gas.  We distribute and market Mozambican-produced natural gas and Secunda-produced methane-rich gas to customers in the Gauteng, Mpumalanga, Free State, North-West and KwaZulu-Natal provinces of South Africa. We also have a 49% interest in Spring Lights Gas (Pty) Ltd, a BEE gas marketing company in Durban, and a 50% interest in Republic of

    Mozambique Pipeline Investments Company (Pty) Ltd (Rompco), a company which owns, operates and maintains the 865 km cross-border pipeline that conveys natural gas from the Temane central processing facility in Mozambique to the gas network in South Africa. Sasol Gas accounted for 2% of our total external segmental turnover in 2011.

  •
  Sasol Synfuels.  We operate the world's only commercial coal-based synfuels manufacturing facility at Secunda. We produce synthesis gas through coal gasification and natural gas reforming, using our proprietary technology to convert synthesis gas into synthetic fuel components, chemical feedstock and pipeline gas. Sasol Synfuels accounted for 1% of our total external segmental turnover in 2011.

  •
  Sasol Oil.  We market fuels blended at Secunda and refined through our 63,64% interest in the Sasolburg Natref refinery (South Africa's only inland crude oil refinery). Products include petrol, diesel, jet fuel, illuminating paraffin, liquid petroleum gas (LPG), fuel oils, bitumen, motor and industrial lubricants and sulphur. We have 250 Sasol branded service stations, including five Sasol branded integrated energy centres and 156 Exel service stations in South Africa and export fuels through third parties to several South African Development Community (SADC) countries. Sasol Oil accounted for 38% of our total external segmental turnover in 2011.

  •
  Other.  This segment currently includes costs related to the pre-feasibility study for the potential expansion of our synthetic fuels capacity in South Africa known as Project Mafutha.

International Energy Cluster

  •
  Sasol Synfuels International.  We pursue international commercial opportunities based on our CTL and GTL Fischer-Tropsch technology and operational experience. We are developing and implementing international ventures based on the Sasol SPD™ process. In partnership with Qatar Petroleum, we brought our first international GTL plant, Oryx GTL, into operation in Qatar in 2007. SSI accounted for 3% of our total external segmental turnover in 2011.

  •
  Sasol Petroleum International.  We manage and develop our upstream natural oil and gas exploration and production interests. We hold exploration interests in West and Southern Africa, the Asia Pacific region and Canada. We produce, as operator, natural gas and condensate from the onshore Pande and Temane fields in Mozambique, oil in Gabon from the Vaalco operated offshore Etame, Avouma and Ebouri oilfield cluster and shale gas from the Talisman operated Farrell Creek and Cypress A assets in Canada. We are mandated to pursue gas exploration opportunities in the regions where we have interests and in other geographic areas, for the development of resources to supply feedstock to potential future Sasol GTL plants. SPI accounted for 1% of our total external segmental turnover in 2011.

Chemical Cluster

  •
  Sasol Polymers.  We operate plants at Sasolburg and Secunda in South Africa and supply ethylene, propylene, polyethylene, polypropylene, polyvinyl chloride, chlor-alkali chemicals and mining reagents to domestic and international customers. We also have joint venture monomer and polymer interests in Malaysia and Iran, and marketing facilities in China. Sasol Polymers accounted for 12% of our total external segmental turnover in 2011.

  •
  Sasol Solvents.  We operate plants in South Africa and Germany and supply a diverse range of solvents (ketones and alcohols), co-monomers (hexene and octene), acrylates and associated products. We also have a maleic anhydride joint venture in Germany with Huntsman Corporation. Sasol Solvents accounted for 11% of our total external segmental turnover in 2011.

  •
  Sasol Olefins & Surfactants.  We operate plants in Germany, Italy, the US, the Slovak Republic, China and United Arab Emirates and supply surfactants, linear alkylbenzene, surfactant intermediates, n-paraffins, n-olefins, C6-C22 alcohols, ethylene, oleochemicals and other organic intermediates to customers worldwide as well as specialty aluminas, silica aluminas and hydrotalcites. Sasol Olefins & Surfactants accounted for 22% of our total external segmental turnover in 2011.

  •
  Other chemical businesses.  We are involved in a number of other activities in the chemicals industry, both in South Africa and abroad, which, among others, include production and marketing of other chemical products, like waxes, fertilisers and mining explosive products. These activities accounted for 9% of our total external segmental turnover in 2011.

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

        The following tables present our total external turnover after the elimination of inter-segment turnover by business operation and geographic market in accordance with IFRS:

	South African Energy Cluster				International Energy Cluster			Chemical Cluster
2011	Sasol Mining	Sasol Gas	Sasol Synfuels	Sasol Oil	Other	Sasol Synfuels International	Sasol Petroleum International	Sasol Polymers	Sasol Solvents	Sasol Olefins and Surfactants	Other chemicals	Other businesses	Total
	(Rand in millions)
South Africa	36	3 159	1 004	51 034	—	—	—	7 614	1 366	262	5 449	6	69 930
Rest of Africa	90	11	—	3 028	—	191	107	2 010	175	206	672	8	6 498
Europe	285	—	149	203	—	2 259	1 034	998	7 011	17 313	3 721	4	32 977
Middle East and India	867	—	4	—	—	1 265	—	2 752	1 409	358	407	4	7 066
Far East	235	—	5	—	—	—	—	1 718	1 229	2 252	311	—	5 750
North America (incl. Canada)	40	—	28	—	—	—	70	—	2 964	9 936	1 237	(1)	14 274
South America	—	—	2	—	—	—	—	575	529	581	337	—	2 024
Southeast Asia and Australasia	476	—	16	—	—	—	—	1 318	1 473	208	420	6	3 917

Turnover	2 029	3 170	1 208	54 265	—	3 715	1 211	16 985	16 156	31 116	12 554	27	142 436

	South African Energy Cluster				International Energy Cluster			Chemical Cluster
2010	Sasol Mining	Sasol Gas	Sasol Synfuels	Sasol Oil	Other	Sasol Synfuels International	Sasol Petroleum International	Sasol Polymers	Sasol Solvents	Sasol Olefins and Surfactants	Other chemicals	Other businesses	Total
	(Rand in millions)
South Africa	55	2 962	541	44 137	—	—	—	7 409	1 136	166	5 350	132	61 888
Rest of Africa	92	12	10	3 016	—	71	48	1 422	155	153	625	11	5 615
Europe	309	12	288	769	—	1 719	868	415	6 307	12 923	3 486	6	27 102
Middle East and India	758	—	10	—	—	492	—	2 265	1 321	295	297	13	5 451
Far East	70	—	8	—	—	—	—	1 613	1 115	1 775	105	—	4 686
North America	—	—	3	6	—	—	—	—	2 941	8 923	1 173	2	13 048
South America	20	—	2	—	—	—	—	148	537	432	304	—	1 443
Southeast Asia and Australasia	392	—	17	4	—	—	—	964	913	107	611	15	3 023

Turnover	1 696	2 986	879	47 932	—	2 282	916	14 236	14 425	24 774	11 951	179	122 256

	South African Energy Cluster				International Energy Cluster			Chemical Cluster
2009	Sasol Mining	Sasol Gas	Sasol Synfuels	Sasol Oil	Other	Sasol Synfuels International	Sasol Petroleum International	Sasol Polymers	Sasol Solvents	Sasol Olefins and Surfactants	Other chemicals	Other businesses	Total
	(Rand in millions)
South Africa	159	2 816	1 066	47 362	—	—	—	8 168	1 443	99	7 348	100	68 561
Rest of Africa	266	13	2	3 493	—	78	190	1 832	157	181	898	11	7 121
Europe	1 783	—	222	105	—	1 858	425	280	7 399	15 378	3 744	36	31 230
Middle East and India	398	—	10	—	—	972	—	2 144	1 547	309	414	24	5 818
Far East	145	—	3	—	—	—	—	1 242	1 441	1 894	64	—	4 789
North America	—	—	38	7	—	—	—	—	2 864	10 380	1 403	—	14 692
South America	134	—	3	—	—	—	541	252	512	479	290	—	2 211
Southeast Asia and Australasia	—	—	23	119	—	119	—	1 408	954	147	644	—	3 414

Turnover	2 885	2 829	1 367	51 086	—	3 027	1 156	15 326	16 317	28 867	14 805	171	137 836

Our strategy

        Sasol is an integrated energy and chemicals company. We add value to coal, oil and gas reserves, using these feedstocks to produce liquid fuels, fuel components and chemicals through our proprietary processes. We are active in petroleum and chemical sectors in Southern Africa and other countries where we can obtain an advantage through competitive feedstock. Our core business is adding value to competitively priced coal and gas feedstock through our unique Fischer-Tropsch synthesis and other proprietary technologies for the production of fuel, fuel components and chemicals.

        Commercialising and expanding our Fischer-Tropsch GTL and CTL technology growth prospects —We have made further progress in the drive to commercialise our GTL technology based on the Sasol SPD™ process in natural gas-rich regions. The Sasol SPD™ process allows us to monetise underutilised gas resources by converting them into ultra-low sulphur, superior quality diesel, naphtha and higher value chemicals in line with global trends towards cleaner fuel and reduced emissions to the environment.

  •
  Oryx GTL, the 49:51 joint venture with Qatar Petroleum was commissioned in 2007 and is in stable operation and has met and at times exceeded its design capcity. The plant is the world's first commercial scale Slurry Phase Fischer-Tropsch GTL plant outside South Africa, developed and built specifically to produce GTL diesel and to a lesser extent, GTL naphtha and LPG. The GTL diesel can be used either as a neat fuel or as a blend stock.

  •
  The EGTL plant in Nigeria is under construction, with a completion date of 2013.

  •
  To support our current GTL projects, we have three 680 tons per annum (tpa) cobalt catalyst manufacturing units, with two units situated in De Meern, The Netherlands, operated by BASF and a third in our Sasolburg site, being commissioned by Sasol Cobalt Catalyst Manufacturing (Pty) Ltd, a wholly-owned subsidiary of SSI.

        We continue to assess various GTL and CTL opportunities in a number of countries. The focus remains on the possible roll-out of Sasol's proven CTL technology in India. Given the delay in the approval from the Chinese government for our CTL project in China, we are developing other investment strategies and growth opportunities, both in South Africa and abroad. We have reallocated planned project funding for the China CTL project and redeployed staff to other projects. We remain committed to growing our other businesses in China. The possible expansion of the GTL footprint in Qatar also remains a target, in addition to prospects for other GTL facilities, for example Uzbekistan and North America, which are currently being explored by SSI.

        In support of this growth driver, our team of researchers continues to advance our next-generation GTL technology, including our proprietary low-temperature Slurry Phase Fischer-Tropsch reactor and cobalt-based catalysts.

        Sasol Mining has concluded a pre-feasibility study for establishing a mine to supply a CTL plant in the Limpopo province, South Africa, with coal being supplied from the prospecting right area held by Sasol Mining. A bulk sample, of approximately 170 000 tons run of mine, has been mined in the Limpopo West prospecting right area in order to confirm the gasifiability of the coal. This sample was beneficiated into 80 000 tons of the various gasifier products, which were successfully tested in Sasol's Secunda Synfuels plant between August 2010 and February 2011. The decision to proceed with this project to the feasibility stage is on hold pending the provision of a commercially viable carbon capture and storage solution as well as clarity relating to the South African government's prioritisation of the country's mega energy projects. We will continue to explore new opportunities to commercialise our competitive Fischer-Tropsch synthesis technology for the beneficiation of coal and other hydrocarbon resources, including environmentally friendly biomass.

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

        Outside South Africa, our polymer business continues to deliver results. In Iran, Sasol has a 50% investment in an ethane cracker/polyethylene polymer complex which is designed to produce one million tpa of ethylene and 600 000 tpa polyethylene (high-density polyethylene (HDPE) and low-density polyethylene (LDPE) for sale in Iran and internationally). This investment is a 50:50 joint venture (called Arya Sasol Polymer Company) between Sasol and the Pars Petrochemical Company of Iran. The complex comprises one ethane cracker for producing polymer-grade ethylene and two polyethylene plants. The ethane cracker is still being ramped up to design capacity, while both polyethylene plants are producing at design rates. We have initiated a review of our activities in and with Iran. We do not currently intend to expand such activities.

        Sasol Solvents continues to benefit from its status as a diversified producer and marketer of industrial solvents. The breadth of our solvents product portfolio and international market presence covering all major regions are competitive strengths of this business unit. The Octene 3 plant in South Africa, which produces high quality 1-octene as a co-monomer for the polyolefins market, achieved beneficial operation in June 2008. This plant has the capacity to produce 100 000 tpa of 1-octene. Sasol Solvents has installed capacity to produce and market 356 000 tons of 1-octene and 1-hexene per annum. Sasol Solvents had begun construction of a commercial ethylene tetramerisation unit at the Sasol Olefins & Surfactants (Sasol O&S), Lake Charles production site in the US. The planned capacity for this facility is 100 000 tons per annum of combined 1-octene and 1-hexene which are co-monomers used in the plastics industry.

        Sasol O&S, completed their business turnaround initiative at the end of 2010, with the successful delivery of improved earnings in all facets of its business and operations. Sasol O&S' strategy going forward is to sustainably deliver the turnaround results, while embarking on selected growth.

        Mature and develop upstream hydrocarbon opportunities—SPI produces, as operator, natural gas and condensate from the onshore Pande and Temane gas fields in Mozambique, oil in Gabon from the Vaalco operated offshore Etame, Avouma and Ebouri oil field cluster and shale gas from the Talisman operated Farrell Creek and Cypress A assets in Canada. We continue in our efforts to grow the upstream asset base in order to supply feedstock gas for existing and possible new downstream businesses. For that purpose, SPI has embarked on a growth plan to a) maximise production from existing assets; b) expand our exploration portfolio; c) consider asset acquisition options; and d) investigate unconventional gas opportunities. The acquisition of 50% of Talisman's unconventional gas area in the Farrell Creek and Cypress A assets has been part of the growth strategy to acquire upstream gas positions to support Sasol's integrated GTL ambitions.

        Sasol Gas continues to focus on growing the South African gas market following the successful introduction of natural gas from Mozambique in 2004.

        Develop and grow new energy opportunities—We are developing and commercialising new technologies, and exploring renewable and lower carbon energy as well as carbon capture and storage solutions. Sasol New Energy is working to ensure that the group develops low carbon electricity as our third major value chain, alongside liquid fuels and chemicals. In 2006, we decided to increase our internal electricity generation capacity in South Africa using natural gas from Mozambique as a feedstock. This decision was made in anticipation of a significant increase in electricity prices and to reduce greenhouse gas emissions. In South Africa, we are also evaluating options to develop concentrated solar power technologies, as well as investigating the use of clean-coal technologies to lower the group's carbon footprint.

South African Energy Cluster

Sasol Mining

Nature of the operations and principal activities

        In South Africa, we have three coal mining operations:

  •
  Secunda Mining Complex, consisting of four underground mines (Bosjesspruit, Brandspruit, Middelbult and Syferfontein) at Secunda from which 36,3 Mt of coal was supplied to Sasol Synfuels, our primary customer.

  •
  Export Complex (situated in the Secunda Mining Complex), supplied by the Twistdraai mine at Secunda, producing coal for the international market (export coal sales of 2,8 Mt) and local market (coal sales of 0,1 Mt) as well as a secondary product (middlings), of 1,4 Mt, supplied to Sasol Synfuels.

  •
  Sigma: Mooikraal Colliery. The Sigma: Mooikraal mine near Sasolburg was brought into operation to supply utility coal to the group's utility plants in Sasolburg at a rate of about 2,0 Mt a year. It replaced the depleted Mohlolo underground operation and the Wonderwater high-wall operation, which are undergoing final closure and rehabilitation.

        During 2011, total production was 38,6 Mt of coal, compared to 42,6 Mt in the previous year. The decrease in production is mainly as a result of lower offtake from Sasol Synfuels due to the Sasol Synfuels planned maintenance outage as well as adverse geological conditions, due to some collieries reaching the end of their life of mine. Production in the export market was affected by inconsistent performance by Transnet Freight Rail (TFR), which resulted in the closure and rescheduling of sections at the Twistdraai mine.

Operational statistics

	2011	2010	2009
	(Mt, unless otherwise stated)
Sigma mine	1,9	2,0	1,8
Secunda mines	36,7	40,6	37,3

Total production	38,6	42,6	39,1

Saleable production from all mines(1)	37,3	41,0	37,3
External coal purchases mainly from Anglo Operations	4,6	4,7	5,3

Sales to Sasol Infrachem, Sasolburg	2,0	1,9	1,8
Sales to Sasol Synfuels, Secunda	37,7	39,3	38,6
Additional South African market sales	0,1	0,1	0,2
Export sales (primarily Europe)	2,8	3,0	3,1

Total sales including exports	42,6	44,3	43,7

Production tons per continuous miner (mining production machine) per shift (t/cm/shift)	1 458	1 535	1 391

(1)
Saleable production equals our total production minus discard and includes both product sold and movements in stockpiles.

Principal markets

        We extract and supply coal mainly to our Synfuels and chemical plants under terms and conditions which are determined on an arm's length basis. We export approximately 7,7% of Sasol Mining's production. In 2011, external sales, primarily exports, totalled 2,9 Mt, compared to 3,1 Mt in 2010. The reduction in external sales tons during the current year resulted mainly from rail transportation capacity constraints and the implementation of Phase V at Richards Bay Coal Terminal. In a volatile currency market, average US dollar export prices achieved increased by 42,3%, while the rand strengthened by 7,3% compared with the prior year. This resulted in a net increase in the rand export coal price of 31,9%.

        Marketing opportunities for coal in both the international and domestic utility market continue to be explored. Our exports are currently constrained by our throughput entitlement at the Richards Bay Coal Terminal.

External market opportunities

        International CTL projects.    In support of SSI, Sasol Mining is involved in CTL project studies in India. At this stage, Sasol Mining's role is to evaluate the coal feedstock supply in terms of the reserve base, the ability to mine the feedstock, pricing of feedstock, quality requirements of the coal for gasification and safety issues.

        Mafutha Mining project.    Sasol Mining has concluded a pre-feasibility study for establishing a mine to supply a CTL plant in the Limpopo province, South Africa, with coal being supplied from the prospecting rights area held by Sasol Mining. A bulk sample, of approximately 170 000 tons run of mine, has been mined in the Limpopo West prospecting right area in order to confirm the gasifiability of the coal. This sample was successfully gasified in Sasol's Secunda Synfuels plant between August 2010 and February 2011. The decision to proceed with this project to the feasibility stage is dependent upon the provision of a commercially viable carbon capture and storage solution as well as clarity relating to the South African government's prioritisation of the country's mega energy projects.

Seasonality

        The demand for coal by our Synfuels and chemical plants is consistent throughout the year. The export coal is sold mainly in Europe and Asia. Even though the demand for coal is seasonal in certain regions, our sales are planned to ensure even shipment of coal throughout the year.

Marketing channels

        Sasol Mining makes use of both a direct and an agency sales model as the chosen channels to market its products to third parties. There are a limited number of agents representing Sasol Mining in their specific geographic markets. These agents operate on a commission basis and are authorised to act as intermediaries only with the aim of promoting our product and providing after-sales service. All sales require approval by Sasol Mining before they may be concluded with the customer.

Factors on which the business is dependent

        Being part of the Sasol value chain, we continually engage with Sasol Synfuels to ensure optimal delivery and utilisation of our coal resources. We also have dedicated strategic and long-term planning departments to ensure that mining and other related activities are performed in accordance with our strategic plans for the future.

        Also refer to Item 4B "Business overview—Regulation of mining activities in South Africa".

Property, plants and equipment

        Sasol Mining operates six mines for the supply of coal to Sasol Synfuels, Sasol Infrachem (utility coal only) and the external market. The annual production of each mine, the primary market to which it supplies coal and the location of each mine are indicated in the table below:

			Production (Mt)
Mine	Market	Location	2011	2010	2009
Bosjesspruit	Sasol Synfuels	Secunda	6,8	7,6	6,4
Brandspruit	Sasol Synfuels	Secunda	6,5	8,0	7,4
Middelbult	Sasol Synfuels	Secunda	7,6	8,5	7,6
Syferfontein	Sasol Synfuels	Secunda	9,7	9,9	9,5
Twistdraai	Export/Sasol Synfuels(1)	Secunda	6,1	6,6	6,4
Sigma : Mooikraal	Sasol Infrachem	Sasolburg	1,9	2,0	1,8

			38,6	42,6	39,1

(1)
The secondary product from the export beneficiation plant is supplied to Sasol Synfuels.

        Some of our mines are approaching the end of their useful lives and we are developing new mines and shafts to sustain consistent supply. During April 2010, we started with shaft sinking operations of Twistdraai colliery's new Thubelisha Shaft and construction and equipping is on schedule. We also obtained board approval for the construction of the Impumelelo mine, which will replace the ageing Brandspruit colliery. Shaft sinking at the new Impumelelo colliery started in August 2011.

Coal handling facility—Sasol Coal Supply (SCS)

        SCS at Secunda is responsible for the conveyance of coal from the mine mouth to a stock holding facility. Here the coal from the different mines is blended in order to homogenise the product that is then conveyed to Sasol Synfuels as required.

Beneficiation plant

        A coal beneficiation plant is operated at Secunda to enable Sasol Mining to supply export quality coal for the international market. The design throughput of the plant is 10,5 Mt per annum. The plant feedstock is supplied by Twistdraai mine via overland conveyor belts of approximately 20,2 km in length.

Sasol Gas

Nature of the operations and its principal activities

        Established in 1964, originally as the South African Gas Distribution Corporation Limited (Gascor), Sasol Gas operates and maintains an approximately 2 500 km pipeline network in South Africa and Mozambique. Sasol Gas is a shareholder in Rompco and Spring Lights Gas (Pty) Ltd (Spring Lights Gas).

        As part of the Natural Gas Project for the development, production and transportation of natural gas from Mozambique, Rompco was established as the owner of the Mozambique to Secunda gas transmission pipeline (MSP).

        Initially, Rompco was a wholly owned subsidiary of Sasol Gas Holdings. Pursuant to the Rompco Shareholders' Agreement the South African and Mozambican governments' nominated shareholders, namely the South African Gas Development Company (Pty) Ltd (iGas) and Companhia de Moçambicana de Gasoduto, S.A.R.L (CMG) were afforded a deferred option to purchase in aggregate up to 50% of the shareholding in Rompco. With effect from 1 July 2005, iGas exercised its option to purchase 25% of the shares in Rompco. CMG exercised its option with effect from 2 August 2006. The shareholding by government nominated entities positively impacted the political risk profile of the investment in Rompco and the MSP.

        As part of Sasol Gas' commitment to broad based BEE, Sasol Gas formed a joint venture company with Coal Energy and Power Resources Limited, Spring Lights Gas, in 2002 to which it sold a portion of its marketing business in KwaZulu-Natal, a province in South Africa. This venture has realised substantial growth in the market since its inception.

        Since 1996, Sasol Gas has been using the Lilly pipeline owned by Transnet Pipelines for the transportation of gas to the KwaZulu-Natal market. During 2005, we renewed the gas transportation agreement with Transnet Pipelines to continue to use the pipeline for a duration of 17 years (until 2022), with an option to extend the agreement for a further three years.

        In 2011, Sasol Gas started construction on the R1,6 billion Gauteng Network Pipeline (GNP) project. This project extends the transmission pipeline network through the construction of a 156 km, 26 inch gas transmission pipeline between Secunda and Sasolburg, South Africa. It is anticipated that this facility will be commissioned during 2013.

Principal markets

        Sasol Gas markets methane-rich gas, produced by Sasol Synfuels and natural gas produced from gas fields in Mozambique. In the energy market, pipeline gas competes with crude oil-derived products, electricity and coal in various industries, such as ceramics, glass, metal, manufacturing, chemical, food and pulp and paper.

        The pipeline gas segment makes up a small part of the overall energy industry in South Africa. The market has grown as a result of the introduction of natural gas from Mozambique since 2004. The current supply of 148,2 MGJ/a of pipeline gas increased from 124 MGJ/a in 2010. Compared to developed countries, South Africa is a small consumer of natural gas as a percentage of its total energy requirements. This presents us with the opportunity to increase sales of environmentally preferred natural gas. Environmental and technological trends together with new environmental legislation are expected to entice customers to convert to gas as a substitute for environmentally less desirable energy sources. During 2011, natural gas volumes sold were 125,8 MGJ/a and methane rich gas volumes 24,4 MGJ/a.

        Sasol Gas supplies 60,2 MGJ/a of gas to approximately 550 industrial and commercial customers in the South African provinces of Mpumalanga, Gauteng, KwaZulu-Natal, North-West and the Free State. Besides marketing pipeline gas to these customers, natural gas is also supplied as feedstock to Sasol's facilities in Sasolburg and Secunda.

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

Marketing channels

        Approximately 94% of the products produced by Sasol Gas are sold to end-use industrial customers by our own sales and marketing personnel. We also supply a small number of traders and reticulators who sell the gas to their own customers.

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

Property, plants and equipment

        The MSP natural gas transmission pipeline owned by Rompco is a 26 inch carbon steel underground pipeline of 865 km. The pipeline starts from the natural gas central processing facility (CPF) at Temane in Mozambique and ends at the pressure protection station (PPS) in Secunda. The instantaneous capacity of the pipeline is 136 MGJ/a, with an annual average of 120 MGJ/a without any additional compression along the pipeline. Rompco has constructed its first compressor station near Komatipoort in South Africa. This facility supplies midpoint compression and will enable the pipeline to increase gas transportation up to an annual average of 149 MGJ/a, with an instantaneous pipeline capacity in excess of 160 MGJ/a. The compressor station reached beneficial operation on 27 August 2010.

        The inland transmission network of Gauteng is fed from the PPS at Nigel. The network is operated at a pressure of 3 550 kPa and lower and the capacity of the transmission network is approximately 84 MGJ/a. These pipelines supply various low pressure distribution areas as well as some customers directly. Where these lines enter into various distribution areas, a pressure reduction station reduces the pressure to 625 kPa. The southern part of the inland network ends in Sasolburg.

        The Secunda, Witbank and Middelburg distribution network receives methane-rich gas from Sasol Synfuels. The maximum operating pressure for this pipeline is 3 000 kPa and the capacity of the network is 10 MGJ/a. Methane-rich gas, similar to that which is supplied to Witbank and Middelburg, is compressed and fed into the Transnet Pipelines transmission pipeline to supply our customers in the KwaZulu-Natal province. The maximum operating pressure for this transmission pipeline is 5 300 kPa and the capacity of the network is approximately 21 MGJ/a.

Sasol Synfuels

Nature of the operations and principal activities

        Sasol Synfuels, based in Secunda, operates a coal and gas based synthetic fuels manufacturing facility. We produce syngas primarily from low-grade coal with a smaller portion of feedstock being natural gas. The process uses advanced high temperature Fischer-Tropsch technology to convert syngas into a range of synthetic fuel components, as well as industrial pipeline gas and chemical feedstock. We produce most of South Africa's chemical and polymer building blocks, including ethylene, propylene, ammonia, phenols, alcohols and ketones. We operate the world's largest oxygen production facilities (according to Air Liquide, the French industrial gas company), currently consisting of 16 units. The 16th unit was commissioned during June 2011 and was in full operation as at 30 June 2011.

        The Sasol Natural Gas Growth Project (SNGGP) phase 1(a) was approved by the Sasol Limited board during March 2010. The total approved amount of R13,2 billion, consists of both capital and feasibility funds. This investment will result in an increase in production of approximately 3,2% on a sustainable basis as well as additional electricity from gas turbines. Since 2008, Sasol Synfuels has incurred costs of R637 million in respect of the pre-feasibility and feasibility studies related to the SNGGP phase 1(a). On the fuel specification programme phase 1(b), an amount of R147 million has been approved, with a total expected capital investment of R5 billion. The scope of phase 1(b) is to address expected future fuel specification changes. Further growth opportunities are being considered, but these are in the early stages and have not yet been approved for commercial development. It is therefore premature to assess the impact they would have on our operations.

Principal markets

        Sasol Synfuels sells fuel components and heavy fuel oils to Sasol Oil, and methane-rich gas is sold to Sasol Gas. Chemical feedstocks are sold to the chemical divisions of Sasol and its joint venture partners, including Merisol. Such feedstocks are processed and marketed for a wide range of applications locally and abroad. Ammonia and sulphur are sold to the fertiliser and explosives industries, including Sasol Nitro, our nitrogenous products division.

Raw materials

        The dominant feedstock components used by Sasol Synfuels in the production process are low grade coal obtained from Sasol Mining and natural gas obtained from Sasol Gas. Prices of low grade coal are influenced by the South African Producer Price Index while the price of natural gas is determined by the international price of Brent crude oil, the rand /US dollar exchange rate as well as the South African Producer Price Index.

Marketing channels

        The bulk of our products are sold to other Sasol business units. A very small volume of carbon products are directly marketed to clients locally and abroad, via commercial distribution channels. Sasol Nitro also acts as a marketing agent for the selling of ammonia and sulphur, mainly to the South African fertiliser industry.

Property, plants and equipment

  Specific product volumes

	2011	2010	2009
	(Mt)
Total production volumes	7,1	7,4	7,1

	2011	2010	2009
	(% of total production)
Liquid and gaseous fuels	60	62	63
Petrochemical feedstock	32	29	28
Nitrogenous and other feedstock for fertilisers and explosives	6	7	7
Carbon, tar and other products	2	2	2

        Sasol Synfuels is continuing the development of an operations excellence approach suitable for Sasol Synfuels' manufacturing activities. Greater energy efficiency is also being pursued through new programmes aimed at reducing overall unit cost, improving environmental performance and assuring the reliability of electricity supply. Sasol Synfuels has completed the construction of a 200-megawatt power-generation plant at Secunda. Beneficial operations for the gas turbine plants were achieved during July 2010. This facility will be commissioned on natural gas but will eventually use waste-gas streams as an energy source to reduce costs and environmental impact as well as overall site energy efficiency.

        Sasol Synfuels successfully completed the largest planned maintenance outage in its history on its eastern factory during September 2010. Production volumes for 2011 were negatively affected by the planned maintenance outage compared to 2010. Except for the impact of this maintenance shutdown, overall production integrity and reliability remained at relatively stable levels throughout the year. The operations excellence programme is aimed at further improving long-term plant reliability and stability.

        Sasol Synfuels continues to advance a series of major environmental projects as part of a wider group initiative in South Africa to reduce our environmental footprint and enhance operational efficiency. We have commissioned the sulphuric acid plant at Sasol Synfuels and an ammonium sulphate plant at Sasol Nitro that is expected to cost R961 million. The sulphuric acid plant will use hydrogen sulphide and offtake gas from the Rectisol plant as feedstock. Sasol Nitro converts a large percentage of the sulphuric acid into ammonium sulphate, an important fertiliser ingredient. The sulphuric acid plant achieved beneficial operation during October 2010.

        We are also focusing on opportunities to reduce volumes of low-level volatile organic compounds (VOCs), as well as emissions of sulphur oxides (SOx) and oxides of nitrogen (NOx). Projects are in various development phases.

        Sasol Synfuels has approved capital of R5,3 billion for environmental projects. This amount includes spending on black product remediation, rehabilitation of the waste ash site, dolomite pits, the reduction of VOC emissions and the sulphuric acid plant. To date, the expenditure on these projects amounts to R1,7 billion, with the remaining R3,6 billion to be spent in the future.

Sasol Oil

Nature of the operations and principal activities

        Sasol Oil encompasses the established liquid fuels, bitumen, heating fuels and lubricants marketing activities of Sasol through our wholesale, commercial and retailing interests, featuring both the Sasol and the Exel brands. Operations include fuel blending and storage facilities at our Secunda operations to turn fuel components procured from Sasol Synfuels into market ready products. Sasol Oil is also responsible for crude oil procurement, shipping and the subsequent refining of crude oil through our majority shareholder interest in the Natref refinery in Sasolburg. Final product is supplied to and traded with, other licensed wholesalers operating in Southern Africa. Products include petrol, diesel, jet fuel, illuminating paraffin, LPG, fuel oils, bitumen, motor and industrial lubricants and sulphur.

  Liquid fuels marketed

	2011	2010	2009
	(million m3)
Total liquid fuel sales	10,54	10,55	9,85
Total liquid fuel sales (exported)	0,49	0,59	0,56

Principal markets

        Sasol Oil's fuel production is primarily located in South Africa's industrial heartland, where an estimated 58% of the country's petrol and diesel is consumed. Our full production of approximately 8,3 million m3 of white products per year is insufficient to supply this market. The balance of the market is supplied from coastal refineries and imports, transported via road and rail tankers and Transnet's pipelines. Limited volumes of white products are exported overland to neighbouring countries.

Seasonality

        The total South African demand for road transportation fuels is fairly consistent throughout the year. Slightly higher demand for petrol is evident during the December summer holiday period and diesel demand tends to peak during October, the summer grain planting season. Diesel demand weakens during the December holiday period in line with reduced construction activities. The demand for fuel oil and gasses tends to increase in the winter season and weaken in summer. Demand during the first quarter of the calendar year is generally weaker than the annual average.

        South African fuel prices are derived from international reference prices as a result of the longstanding regulatory dispensation, which is based on import alternatives. Local price seasonality is mainly as a result of northern hemisphere demand peaks for petrol during the US driving season in the summer and distillate demand during the European winter. This normally results in petrol and diesel prices being higher during our winter and summer months, respectively.

        During 2011, international diesel crack spreads have shown signs of recovery after the global economic recession. Petrol crack spreads, on the other hand, have remained subdued due to weak demand and the increase in ethanol blending requirements in the US. Normal seasonality has not returned to markets as a result of high product inventory levels and the absolute level of prices, which remain quite high. Increased refining capacity in emerging economies has increased supply, further negatively impacting margins.

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

  •
  Crude Oil

    Natref obtains approximately 50% of its crude oil requirements from the Middle East (of the purchases from the Middle East approximately 15 700 bpd of crude oil is purchased from Naftiran Intertrade Company Limited of Iran and approximately 19 300 bpd of crude oil is purchased from Saudi Arabia) through crude oil term contracts. The balance of the requirement is bought on the spot market from West Africa and other sources. Volatility in crude oil prices has increased since the late 1990's as result of international supply/demand dynamics and geo-politics. Crude oil prices have increased since the second half of the 2009 calendar year and are extremely volatile due to increased trading and speculation in the crude oil market.

    Crude oil is landed at Durban and transferred to the refinery by a 654 km pipeline owned and operated by Transnet Pipelines Limited, a subsidiary of Transnet, which is a state-owned multi-modal transport company.

  •
  Lubricant Base Oils

    Sasol Oil owns a portion (40%) of the ESA Lubricants Blending facility of Island View in Durban. The plant is managed by Engen Petroleum and blends automotive and industrial lubricants to Sasol Oil specifications. Base Oils are predominantly procured locally.

Marketing channels

        Sasol Oil's marketing effort can be divided into four main areas namely sales to licensed wholesalers, direct marketing (retail and commercial markets) in South Africa, direct marketing in other African countries, as well as overland exports into Africa.

  •
  Licensed wholesalers

    Sasol Oil is predominantly a bulk supplier to licensed wholesalers. Multi-national oil companies with their own South African refining capacity, namely, BP plc, Engen Petroleum (Engen), Royal Dutch Shell (Shell), Chevron and Total South Africa (Total), rely on Sasol to supply a part of their local marketing requirements. Another new type of licensed wholesaler, referred to as a Non-Refining Wholesaler, has emerged over the past few years. Non-Refining Wholesalers tend to compete mainly in the commercial market with oil companies.

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

  •
  Direct markets (retail, commercial, lubricants, aviation fuel, fuel oil and bitumen)

    We believe that independent access to retail and commercial markets have strategic, competitive and growth opportunities, and we intend to improve our position in the South African fuels market in this respect. Sasol Oil entered the South African retail market on 1 January 2004 with Sasol- and Exel-branded retail convenience centres. Currently our network consists of 406 service stations, including five Sasol branded integrated energy centres, across South Africa. Sasol's current national market share is estimated at 9,7%. We have commenced with a process to phase out the Exel brand and to convert existing retail convenience centres to the Sasol brand. New site development is progressing, although slower than anticipated, due to, amongst other things, a challenging regulatory environment.

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

    In 2009, we acquired the remaining 50,1% of Exelem Aviation (Pty) Ltd. The business is now trading as Sasol Aviation (Pty) Ltd (Sasol Aviation). Sasol Aviation focuses on jet fuel marketing at South Africa's premier airport, OR Tambo International, but also services other inland airports. Sasol Aviation is part of an operating consortium at OR Tambo International and its market share at the airport is approximately 7%.

    The Fuel Oil business provides a remarkably diverse range of heating fuels and applications to industrial and mining customers. The Natref refinery is situated 670 km from the coast. The resultant lack of a bunker fuels market makes this business unit crucial to ensure sale of heavy fuels to assist in smooth refining operations at Natref.

    Base bitumen is wholesaled by Sasol Oil, while Tosas Holdings (Pty) Ltd, a wholly owned subsidiary, markets value-added bitumen and applies it through construction teams.

  •
  Africa marketing

    Lesotho, Swaziland and Botswana are in the natural supply area of Sasol Oil's production facilities. Exel Lesotho and Exel Swaziland, wholly owned subsidiaries of Sasol Oil, acquired the marketing assets of BP plc in Lesotho and Swaziland in 2006 and 2007, respectively. Exel Lesotho is the marketing leader in Lesotho, with a 36,2% market share, and Exel Swaziland currently has 7,5% market share in Swaziland.

    Sasol Oil holds a 49% interest in Petromoc e Sasol Sarl (PeSS), which is a joint venture with the Mozambican national state oil company, Petromoc. PeSS operates a network of 8 retail convenience centres and has 44 commercial customers. It has 8% market share in Mozambique. Both petrol and diesel are marketed through PeSS.

  •
  Trading exports (Africa Overland)

    Export sales to other African countries are effected at the refinery gate, as Sasol Oil has no marketing assets in these countries. Volumes available for export to these markets are limited as a result of significant demand growth in South Africa.

Factors on which the business is dependent

        Activities across the value chain, including manufacturing, wholesaling and retailing, are regulated through a licensing regime. Retail pump prices of petrol, the maximum refining gate price of LPG, the maximum cylinder retail price for LPG, and a maximum single national retail price of unpacked illuminating kerosene are controlled by the Petroleum Controller under the Petroleum Products Act, 1977.

        A licensing regime for activities in the South African oil industry was introduced during 2006. Manufacturing, wholesaling and retailing of petroleum products may only be conducted once a licence has been issued by the Petroleum Controller under the Petroleum Products Act, 1977. Onerous application requirements and a lengthy licensing process may hamper the development of retail convenience centres in future. Refer to Item 4B "Business overview—Regulation of petroleum-related activities in South Africa" for additional information.

        NERSA, under the Petroleum Pipelines Act, sets tariffs for petroleum pipelines and approves tariffs for third party access to storage and marine loading facilities. This Act grants NERSA limited discretion when applying its pricing methodologies to set tariffs, which may affect some competitors, because of different market and production locations. NERSA approved new pipeline tariffs that became effective on 1 April 2011. NERSA has applied a new methodology to determine pipeline tariffs. Pipeline tariffs from the injection points in Durban, South Africa, up to the final destination in the inland have been set equal even though routes and costs differ. Refer to Item 4B "Business overview—Regulation of petroleum-related activities in South Africa" for additional information.

Property, plants and equipment

  Natref refinery operational statistics(1)

	2011	2010	2009
Crude oil processed (million m3)	3,7	3,3	3,5
White product yield (% of raw material)	89,9	89,7	88,3
Total product yield (%)	97,4	99,1	98,0

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

        While Sasol Oil operates the refinery, Total participates in its management with veto rights over a number of corporate actions, including, increasing or reducing Natref's share capital, amending Natref's Memorandum of Incorporation and the rights attaching to its shares, appointing directors to serve as executive officers and determining directors' remuneration.

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

        During the 2005 upgrade to meet new fuel specifications, Natref's nameplate capacity was reduced by 11%. A decision has been made that capacity will not be increased in the foreseeable future. South African fuel specifications continue to evolve with international trends and it is expected that substantial additional investment of approximately R5 billion will be required between 2014 and 2017 to meet these more stringent specifications. Construction of a pipeline to integrate Sasol Synfuels and Natref will be completed by November 2011 and it is planned to have the pipeline fully operational by February 2012. This will facilitate and optimise the production of new specification fuels through both plants.

        During 2011, the overall refinery availability amounted to 91%, mainly due to planned and unplanned shutdowns. Planned shutdowns on the crude distillation unit, diesel unifier unit and residual crude desulphurisation unit have resulted in improved output from these units.

International Energy Cluster

Sasol Synfuels International

Nature of operations and principal activities

        Based in Johannesburg and formed in 1997, SSI, our technology marketing and support subsidiary, is responsible for developing and implementing international business ventures based on our Fischer-Tropsch synthesis technology. SSI initiates and develops new ventures from project conception through to venture implementation and participates fully in supporting and operating those ventures, holding equity in and marketing the products.

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

        Currently we believe, based on our knowledge of the industry and publicly available information, that on a worldwide basis we have the most extensive experience in the application of Fischer-Tropsch technology on a commercial scale. Given the increasing discovery of extensive natural gas reserves, our Sasol SPD™ process can be applied with significant commercial advantages in various parts of the world. As a consequence, our technology has evoked interest from countries and companies with extensive natural gas reserves as an appealing alternative for commercialising these reserves. In recent years, we have been actively promoting our Sasol SPD™ technology and are examining opportunities with a view to commencing commercial application for new GTL and CTL plants.

        The Sasol SPD™ process converts natural gas into diesel and other liquid hydrocarbons which are generally more environmentally friendly and of higher quality and performance compared to the equivalent crude oil-derived products. In view of product specifications gradually becoming more stringent, especially with respect to emissions, we believe that the option of environmentally friendly GTL and CTL fuels will become increasingly appealing. GTL and CTL diesel can be used with optimised engines for best performance, although it can also be utilised with current compression ignition engines. GTL diesel is currently used as a cost-competitive blend stock for conventional diesels, thereby enabling conventional diesel producers to improve the quality and capacity of their product without investing substantially in sophisticated new plants and infrastructure. We anticipate that the combined factors of GTL and CTL diesel's superior characteristics and the prevailing market conditions in developed economies will enable GTL and CTL diesel to command premium prices for either niche applications or as a blend stock for upgrading lower-specification products. The construction of GTL/CTL facilities and the production of GTL/CTL fuels require significant capital investment.

        In support of this growth driver, our team of researchers continues to advance our GTL and CTL technology, including our proprietary low-temperature Fischer-Tropsch Slurry Phase reactor and cobalt-based catalysts.

GTL developments utilising the Sasol SPD™ process

        In June 1999, Sasol and Chevron Corporation, agreed to create a global alliance, Sasol Chevron (SC), a 50:50 joint venture between Sasol and Chevron, in order to identify and implement ventures based on the Sasol SPD™ process, as part of our strategy to exploit our Fischer-Tropsch technology and to develop and commercialise the GTL process. During the first half of 2009, Sasol and Chevron reviewed and optimised their business model for cooperation regarding their GTL ambitions and have agreed, in future, to work together directly and only on a case-by-case basis, rather than through the SC joint venture.

        In July 2001, we signed a joint venture agreement with Qatar Petroleum to establish Oryx GTL (Qatar Petroleum 51% and Sasol 49%). The joint venture has constructed a GTL plant located at Ras Laffan Industrial City to produce high quality synfuels from Qatar's natural gas resources. The plant started producing on specification product during the first quarter of calendar year 2007 and first product was sold in April 2007. Oryx GTL is in stable operation and has met and at times even exceeded its design capacity. As the business has now demonstrated its viability, Oryx GTL, supported by its shareholders Sasol and Qatar Petroleum, is progressively expanding the facility by a further approximate 10% with an expected completion date in the 2014 calendar year.

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

        In April 2009, Sasol, Uzbekneftegaz, the national oil and gas company of Uzbekistan, and PETRONAS, of Malaysia, signed a heads of agreement to evaluate the feasibility of GTL and upstream co-operation in Uzbekistan. On 15 July 2009, Sasol signed a joint venture agreement with Uzbekneftegaz and PETRONAS, to form a joint venture called Uzbekistan GTL LLC, a limited liability company with each partner having a one third participating interest. A joint feasibility study for the development and implementation of a GTL project in Uzbekistan, with an estimated capacity of 1,4 million tpa, commenced. The feasibility study was completed in the middle of the 2011 calendar year and, based on the results, each partner will decide whether or not to proceed with front end engineering and design of the Uzbekistan GTL project. The Uzbekistan GTL project was presented for approval to the government of Uzbekistan in September 2011. An investment agreement was concluded between the partners. This results in Sasol and Uzbekneftegaz's equity interests in Uzbekistan GTL LLC being 44,5% each, and PETRONAS having an 11% interest. The front end engineering and design phase of the GTL project in Uzbekistan will commence before the end of the 2011 calendar year.

        In the first quarter of 2011, Sasol, together with Talisman, initiated a feasibility study for a GTL plant in Western Canada. This study is expected to be completed in the 2012 calendar year.

        In the 2011 calendar year, Sasol completed a pre-feasibility study into a possible integrated GTL and chemicals facility in the US. After the successful completion of the pre-feasibility study, the Sasol board approved that the project proceed to feasibility study phase. The feasibility study is expected to be completed in the latter half of the 2012 calendar year.

CTL developments utilising Sasol's proprietary Fisher Tropsch technology

        In June 2006, Sasol announced the signing of co-operation agreements with the Shenhua Group Corporation Limited and the Shenhua Ningxia Coal Industry Group Company Limited of the People's Republic of China to proceed with the second stage of feasibility studies to determine the viability of two 80 000 bpd CTL plants, respectively, in the Shaanxi Province and in the Ningxia Hui Autonomous Region.

        In August 2008, Sasol and the Shenhua Ningxia Group agreed to proceed with only one plant with a nominal capacity of approximately 80 000 bpd in the Ningxia Hui Autonomous Region of China, which is situated about 1 000 km west of Beijing. The proposed site in the Ningdong Chemical and Energy base has excellent infrastructure and there are abundant coal reserves in proximity which provide a platform for possible future expansion. A feasibility study for the project was completed in the first half of the 2010 calendar year. Sasol and Shenhua Ningxia Coal Group jointly submitted a Project Application Report (PAR) to the Chinese Government in December 2009, to seek approval for the CTL plant. Given the delay in the approval from the Chinese government for our CTL project in China, we are developing other investment strategies and growth opportunities, both in South Africa and abroad. We have reallocated planned project funding for the China CTL project and redeployed staff to other projects. We remain committed to growing our other businesses in China.

        In February 2006, Sasol initiated engagements with key stakeholders in India to ensure the establishment of an enabling environment within which to evaluate the potential for a CTL project in India. This resulted in the decision to open a representative office in Mumbai in February 2007. Sasol and the Tata group of India signed agreements in July 2008 to form a 50:50 joint venture company, which has been allocated a portion of the North of Arkhapal and Srirampur coal blocks in the Talchar coalfield in the State of Orissa for the development of a potential CTL project in India. The project is in a pre-feasibility phase, which is expected to be completed in the first half of the 2012 calendar year.

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

Marketing channels

        The diesel produced by Oryx GTL is marketed by Sasol Synfuels International Marketing Limited, under a marketing agency agreement, whereas the GTL naphtha and LPG are sold by Qatar International Petroleum Marketing Company Ltd (Tasweeq).

Factors on which the business is dependent

Technology

        SSI is dependant on the successful integration of various technologies also referred to in the description of the Sasol SPD™ process. The continuous improvement of our cobalt catalyst performance is also key.

Feedstock

        The growth of the SSI business depends on the availability of competitively priced natural gas or coal reserves.

Remaining cost competitive

        Working closely with Sasol Technology's Fischer-Tropsch process innovation teams at Sasolburg and Johannesburg, we are involved in an ongoing programme aimed at further improving competitiveness by lowering the capital and operating costs of future GTL and CTL plants. There is also a continued

focus to reduce the total cost of the cobalt catalyst used in the process through improvement of the performance and total value chain of the catalyst supplied.

Property, plants and equipment

  Production capacity at 30 June 2011

Plant description	Location	Design capacity(1)
Oryx GTL	Ras Laffan Industrial City in Qatar	32 400 bpd (nominal)
FT 1 (catalyst plant)	De Meern, The Netherlands	680 tpa
FT 2 (catalyst plant)	De Meern, The Netherlands	680 tpa
FT 3 (catalyst plant)	Sasolburg, South Africa	680 tpa

(1)
Nameplate capacity represents the total saleable production capacity. Due to the integrated nature of these facilities, the requirement for regular statutory maintenance shutdowns and market conditions, actual saleable volumes will be less than the nameplate capacity.

Sasol Petroleum International

Nature of the operations and its principal activities

        In 1995, we founded Sasol Petroleum International (Pty) Ltd (SPI) to undertake oil and gas exploration and production in selected high potential areas in West and Southern Africa. SPI currently holds exploration equity in West and Southern Africa, the Asia Pacific region and in Canada, and holds equity in producing assets with proved natural oil and gas reserves in Mozambique, Gabon and Canada. In Mozambique, we produce gas and condensate from the onshore Pande and Temane natural gas fields. Gas production from the Temane field commenced in 2004 and from the Pande field in 2009. Since 2004, gas has been sold to Sasol Gas for marketing in South Africa and for use as part of the feedstock for our synfuels and chemical operations in Secunda and Sasolburg. The condensate is sold locally in Mozambique for international export. In Gabon, oil production from the offshore Etame field commenced in 2002, followed by production in 2007 and 2009 from the associated Avouma and Ebouri fields. The oil is sold internationally on the open market. In 2011, SPI acquired equity in the Farrell Creek and Cypress A shale gas assets in Canada.

Principal markets

Mozambican production

        All natural gas produced under the Pande-Temane Petroleum Production Agreement (PPA), other than royalty gas that is provided to the Mozambican government, is exported to South Africa and sold to Sasol Gas for marketing in South Africa and for use as part of the feedstock for our chemical and synthetic fuel operations in Secunda and Sasolburg. The Mozambican government is dedicating royalty gas for use in the vicinity of the processing plant in Temane as well as developing the gas market in the capital city, Maputo. The natural gas condensate produced in the gas processing plant is currently sold at the plant, trucked to Beira, Mozambique, by the buyer, for export via the port of Beira to offshore markets.

Gabon production

        Oil production from the Etame Marin Permit operations is sold internationally on the open market.

Canada production

        Unconventional gas production from the Farrell Creek and Cypress A operations is sold into the North American gas market.

Marketing channels

Mozambican production

        In the ongoing business, all Pande-Temane PPA natural gas is sold under long-term sales contracts to Sasol Gas, for marketing in the South African market and for use as part of the feedstock for our synfuels and chemical operations in Secunda and Sasolburg. Opportunities are being assessed for gas supply to Mozambican markets. The additional gas volumes will become available from the proposed expansion of the current operations.

        Pande-Temane PPA condensate is sold under a long-term sales agreement with an international trading organisation.

Gabon production

        An annual sales contract is typically entered into for the sale of the Etame Marin Permit oil based on a competitive bidding process and sales prices are linked to international oil prices.

Canada production

        Talisman markets 100% of the shale gas and liquids production. Pricing is based on the daily realised spot market prices less a marketing fee.

Property, plants and equipment

Mozambican production

        Our gas processing facilities (CPF) in Mozambique are located some 700 km north of the capital, Maputo. Ownership is shared with the Mozambican government through Companhia Moçambicana de Hidrocarbonetos, S.A.R.L (CMH) (25%) and the International Finance Corporation (IFC) (5%).

Gabon production

        The Etame field production occurs via subsea wells through a dedicated floating production, storage and off-loading (FPSO) vessel. This FPSO vessel is moored offshore at the field site. Avouma and Ebouri field production is via minimum facilities fixed platforms, which are tied back by pipelines to the Etame FPSO.

Canada production

        Farrell Creek and Cypress A assets consist of a number of field production wells, gathering lines and a processing facility in the Montney Basin in British Columbia, Canada.

Chemical Cluster

Sasol Polymers

        Our polymer-related activities are managed in two separate entities, Sasol Polymers, a division of Sasol Chemical Industries Limited, and Sasol Polymers International Investments (Pty) Ltd (SPII), a subsidiary of Sasol Investment Company (Pty) Ltd. SPII manages our international operations.

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

        We are a major South African plastics and chemicals operation and our vision is to be an exceptional producer of polymers and preferred supplier in our market. We supply quality monomers, polymers, chlor-alkali chemicals and mining reagents.

        In South Africa, Sasol Polymers has two operating businesses:

  •
  Polyolefins; and

  •
  Chlor Vinyls.

        In SPII we manage the following international investments:

  •
  Our 12% shareholding in Optimal Olefins (Malaysia) Sdn Bhd with PETRONAS, a manufacturer of ethylene and propylene. Optimal Olefins produces 600 kilotons per annum (ktpa) ethylene in an ethane/propane cracker. The cracker co-produces 90 ktpa of propylene.

  •
  Our 40% shareholding in Petlin (Malaysia) Sdn Bhd (with PETRONAS), a manufacturer and supplier of LDPE with a capacity of 255 ktpa is operated by Petlin (Malaysia).

  •
  Our 50% shareholding in Arya Sasol Polymer Company (ASPC) in Iran with Pars Petrochemical Company, a manufacturer and supplier of ethylene (1 000 ktpa), LDPE (300 ktpa), and medium and high density polyethylene (300 ktpa). Beneficial operation has been achieved for the entire Arya Sasol Polymers complex during 2009. The ethane cracker is still being ramped up to design capacity, while both polyethylene plants are producing at design rates.

  •
  A 40% share in Wesco China Limited (with Rhine Park Holdings), a polymer distributor in China and Taiwan.

Principal markets

        Over the past three years between 66% and 75% of Sasol Polymers' revenue has been earned from sales into the South African market.

        We are the sole polymer producer of PVC, LDPE and LLDPE in South Africa and have the leading share of sales of these products in South Africa, where the competition is in the form of polymer imports primarily from Asian and Middle Eastern producers. We supply 160 ktpa ethylene and 100 ktpa propylene under contract to Safripol (Pty) Ltd (Safripol) in Sasolburg by pipeline for the production of HDPE and polypropylene, respectively. We compete directly with Safripol in the polypropylene market, where we have a large share of the South African market. Caustic soda is sold primarily in South Africa into the pulp and paper, minerals beneficiation and soap and detergent industries. We are the sole local producer of sodium cyanide solution which is sold to local gold producers. Sales are expected to be in line with investment in dump retreatment in association with gold and uranium prices.

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

        Feedstock namely, ethane and propane, for SPII's joint venture cracker in Malaysia (Optimal Olefins) is purchased from PETRONAS at set prices, unrelated to oil, that escalates annually in line with US inflation rates. Petlin (Malaysia) buys its ethylene feedstock from Optimal Olefins at prices related to the South East Asian ethylene market. ASPC, SPII's joint venture in Iran, buys its feedstock, ethane, from the Pars Petrochemical Company at a fixed price, unrelated to the oil price. In times of high oil prices this provides a competitive advantage to the operations in Malaysia and Iran, compared to crude oil based producers.

Marketing channels

        Our sales in South Africa are made directly to customers using our own marketing and sales staff. Sales offices are located in Johannesburg, Durban and Cape Town. Account managers are responsible for management of our relationship with customers.

        For exports from South African operations, an international trading business was established to sell directly into Southern Africa and through distributors and agents into East and West Africa, the Far East, Europe and South America. All sales, administration and logistics are arranged from the Johannesburg office. Half of the exports from ASPC are handled by Sasol Polymers Middle East, a marketing company established in Dubai and wholly owned by SPII.

Property, plants and equipment

        The following table summarises the production capacities of each of our main product areas.

  Production capacity at 30 June 2011

Product	South Africa(2)	Malaysia(1),(2)	Iran(1),(2)	Total
	(ktpa)
Ethylene	618	72	500	1 190
Propylene	950	11	—	961
LDPE	220	102	150	472
MD/HDPE	—	—	150	150
LLDPE	150	—	—	150
Polypropylene-1	220	—	—	220
Polypropylene-2	300	—	—	300
Ethylene dichloride	160	—	—	160
Vinyl chloride	205	—	—	205
PVC	200	—	—	200
Chlorine	145	—	—	145
Caustic soda	160	—	—	160
Cyanide	40	—	—	40
Hydrochloric acid	90	—	—	90
Calcium chloride	10	—	—	10

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

Sasol Solvents

Nature of the operations and its principal activities

        We are one of the leading manufacturers and suppliers of a diverse range of solvents, co-monomers and associated products. Solvent products are supplied to customers in approximately 102 countries and are used primarily in the coatings, printing, packaging, plastics, pharmaceutical, fragrance, aerosol paint and adhesive industries, as well as in the polish, cosmetics, agriculture and mining chemicals sectors. Pentene, hexene and octene are used as co-monomers in polyethylene production. We have production facilities in South Africa at Secunda and Sasolburg and in Germany at Moers and Herne. Our product range includes ketones, glycol ethers, acetates, alcohols, acrylates, pentene, hexene and octene, fine chemicals and mining chemicals. Our joint venture with Huntsman Corporation (Sasol Huntsman) produces maleic anhydride in Europe. We believe that the breadth of our product portfolio provides a competitive advantage relative to the more limited portfolios of some of our competitors in the global market.

        The successful start up of Octene train III during 2009 added an additional 100 ktpa of Octene to the co-monomers product portfolio. A second 30 ktpa methyl isobutyl ketone (MiBK) in Sasolburg was commissioned in April 2010 and production has been ramped up according to plan.

Principal markets

        In 2011, approximately 1,67 Mt of products were sold worldwide. Our global business is managed from offices in Johannesburg in South Africa. We have sales offices in Europe, Asia, the Middle East and the US.

        We market our products throughout the world, with a large proportion of our alcohols being distributed in Europe. We are a leading producer of solvents in South Africa and we are a market leader in co-monomers based on production capacity. We expect to strengthen our position in the co-monomer high growth market through the commercialisation of our proprietary tetramerisation technology which involves the manufacture of octene from ethylene. The basic engineering on a 100 ktpa octene plant has been completed with beneficial operation planned for the middle of the 2013 calendar year. The location of the unit is at the Sasol cracker complex at Lake Charles in Louisiana, US, where we will benefit from plant integration economics and close location to our key customers.

        Our competition varies depending on the products sold and includes a number of major international oil and chemical companies. Our competitors include ExxonMobil, Shell Chemicals, BP Chemicals, Chevron Phillips, Ineos, the Dow Chemical Company, Celanese and Eastman.

Seasonality

        Production and sales volumes are generally not subject to seasonal fluctuations but tend to follow the broader global industry trends. In terms of the global cyclical nature of our products, periods of high demand and higher prices are followed by an increase in global production capacity which can depress global margins. The global economic crisis has had a detrimental effect on our sales volumes. However, moderate demand has returned to most of our markets and sales levels have improved to approximately the same levels attained prior to the global economic crisis. The increased demand and increasing feedstock costs have driven product prices up and margins have improved.

Raw materials

        Feedstocks for our operations in Secunda are derived mainly from Sasol Synfuels at market-priced fuel-alternative values based on the BFP. Fluctuations in the crude oil price and rand /US dollar exchange rate have a direct impact on the cost of our feedstocks and hence on margins. Feedstocks in Sasolburg are purchased from Sasol Polymers (based on fuel-alternative value) and Sasol Infrachem based on a long-term supply contract price with an annual inflation-linked escalation clause.

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

Marketing channels

        We operate thirteen regional sales offices and nine storage hubs in South Africa, Europe, the Asia-Pacific region, the Middle East and the US. We utilise a number of distributors and agents worldwide as an extension of our sales and marketing force to enable increased market penetration.

        A combination of product and account managers ensures continued, long-term relationships with our customers. Our in-house sales and administrative staff manage order processing, logistics and collection of payments as well as customer relationships. The use of bulk supply facilities situated in

China, Dubai, Rotterdam and Antwerp in Europe, Singapore, South Africa and the US allows for timely delivery to our customers.

Factors on which the business is dependant

        Our plants operate using a combination of proprietary technology developed by Sasol, primarily by Sasol Technology, as well as technology licensed from various suppliers. Our acrylates and n-butanol technology is licensed from the Mitsubishi Chemical Company. Our maleic anhydride technology (utilised in Sasol Huntsman) is licensed from Huntsman Corporation. We also license MiBK technology from Uhde and hydroformylation technology for use in our Safol and octene 3 plants from Davy Process Technology.

        We license our technology for alcohol recovery to PetroSA. Being fully integrated into the Sasol operations in South Africa, we are dependant on Sasol Synfuels and Sasol Infrachem for the supply of both our raw materials and utilities (electricity, water and air).

        We are in the process of obtaining the relevant data required in order to comply with the European Union Regulatory Framework for the Registration, Evaluation and Authorisation of Chemicals (REACH), which became effective on 1 June 2007. We have already complied with the first major deadline and registered our highest volume products at the end of the 2010 calendar year. We are now in the process of registering the second tier volume of products, and we expect to meet the deadline of June 2013. The estimated costs of compliance over the next 10 years amount to approximately €7 million.

Property, plants and equipment

  Production capacity as at 30 June 2011

Product	South Africa	Germany	Total(1)
	(ktpa)
Ethylene	293	65	358

• Acetone	175	—	175
• MEK	60	65	125
• MiBK	58	—	58

Glycol ethers	—	80	80

• Butyl glycol ether	—	80	80

Acetates	54	—	54

• Ethyl acetate	54	—	54

Mixed alcohols	215	—	215
Pure alcohols	473	380	853

• Methanol (C1)	140	—	140
• Ethanol (C2)	114	140	254
• n-Propanol (C3)	54	—	54
• Isopropanol (C3)	—	240	240
• n-Butanol (C4)	150	—	150
• iso-Butanol (C4)	15	—	15

Acrylates	125	—	125

• Ethyl acrylate	35	—	35
• Butyl acrylate	80	—	80
• Glacial acrylic acid	10	—	10

C5-C8 alpha olefins	356	—	356
Maleic anhydride	—	105	105
Other	19	20	39

(1)
Consolidated nameplate capacities excluding internal consumption, including our attributable share of the production capacity of our Sasol Huntsman joint venture.

Nameplate capacity represents the total saleable production capacity. Due to the integrated nature of these facilities, the requirement for regular statutory maintenance shutdowns and market conditions, actual saleable volumes will be less than the nameplate capacity.

        Approximately 70% of our production capacity is at sites in South Africa and 30% in Germany. Our second MiBK plant at Sasolburg, with a nameplate capacity of 30 ktpa, started up in April 2010.

        Sasol Huntsman has increased its total production capacity from 60 ktpa to 105 ktpa through the construction of a second 45 ktpa reactor and purification section, with the new capacity being available from the last quarter of the 2011 calendar year.

Sasol Olefins & Surfactants

Nature of the operations and its principal activities

        Sasol O&S comprises seven areas of activity, grouped into two business divisions, namely the Organics and Inorganics Divisions.

        The Organics Division consists of:

  •
  Alkylates;

  •
  Alcohols;

  •
  Surfactants;

  •
  Organic intermediates; and

  •
  Ethylene.

        The Inorganics Division consists of:

  •
  Specialty aluminas;

  •
  Specialty silica aluminas;

  •
  Multi-element doped aluminas; and

  •
  Hydrotalcites.

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

Surfactants

        These products include nonionic and anionic surfactants, based on alcohol and LAB and other organic intermediates.

Organic intermediates

        Other organic intermediate chemicals include ethylene oxide, alkyl phenols, alkanolamines, fatty acid esters, etc.

Ethylene

        Our ethane-based cracker in Lake Charles, Louisiana produces ethylene for the US market. A portion of the ethylene production is consumed internally to manufacture Ziegler alcohols and ethylene oxide.

Inorganics

        These products involve mainly specialty aluminas and related products. The inorganics specialities are further processed by means of a variety of technical processes to adapt the product characteristics to highly specialised products. The inorganics division also manufactures shaped catalyst carriers from their products. The latest development is a new process to produce ultra-high purity alumina for sapphire applications as it is required for LED lighting.

Principal markets

        The bulk of the production from the alkylates product group ends up as surfactants, either produced internally (our surfactants product group) or by other parties having acquired the intermediates from us. The bulk of these surfactants result in the making of detergents and industrial or institutional cleaning products. The main competitors include: ExxonMobil, Shell and Petresa in n-paraffins; Huntsman Corporation, Petresa and ISU in the LAB market; and Huntsman and BASF/Cognis in the LAS market.

        Although a substantial portion of the alcohols and resultant surfactants products also end up in detergents and industrial and institutional cleaning products, these products also find wide application in industries such as metalworking, flavours and fragrances, personal care, cosmetics, plastic additives, textiles and agriculture. The main competitors include Shell, BASF/Cognis and KLK. Significant additional oleochemical-based alcohol capacity has come on stream in Asia.

        Specialty aluminas and related products from the inorganic division are used in a broad range of applications, including catalyst support, raw material for ceramics, coatings, polymer additives and synthetic sapphires. Competitors in aluminas include UOP and BASF Catalyst.

        Ethylene, based on Ethane as feedstock, is sold to plastic manufacturers in the US Gulf Coast region and is used internally to manufacture alcohols and ethylene oxide. There are numerous competitors in the US ethylene market. It is expected that projected increases in ethylene production capacity in the Middle East will impact mainly Europe and Northeast Asia and to a lesser extent naphtha-based crackers in the US.

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

Raw materials

        The main feedstocks used in this business are kerosene, benzene, ethane, ethylene and aluminium (all purchased externally with the exception of some portion of our ethylene which is produced at our Lake Charles facility and the Fischer Tropsch based feedstock used for our South African alcohol production). The prices of most of these materials are related to crude oil and energy pricing and the prices follow the movement of crude oil and energy pricing reasonably closely and, to a lesser extent, lauric oils. In view of the expected increase in oleochemical-based alcohol production, the differential between crude oil and lauric oils is expected to become increasingly important in determining competitiveness. Sasol O&S, unlike other producers, manufactures products from feedstocks and thus has a built-in natural hedge, which becomes especially important in times of high price volatility.

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

        We are in the process of obtaining the relevant data required in order to comply with REACH, which became effective on 1 June 2007. We have already complied with the first major deadline and registered our highest volume products at the end of the 2010 calendar year. We are now in the process of registering the second tier volume of products, and we expect to meet the deadline of June 2013. The estimated total costs of compliance over the next 10 years amount to approximately €22 million. To date, €5,6 million has been incurred to comply with the REACH policy.

Property, plants and equipment

        The following table summarises the production capacity for each of our main product areas.

  Production capacity at 30 June 2011

Product	Facilities location	Total(1)
		(ktpa)
Surfactants	United States, Europe, Far East, Middle East	1 000
C6+ alcohol	United States, Europe, South Africa, Far East	600
Ethylene	United States	455
Inorganics	United States, Europe	70
Paraffins and olefins	United States, Europe	750
LAB	United States, Europe	435

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

        The overall volume of products marketed by the business amounts to approximately 635 ktpa, of which approximately 30% are products derived from the Fischer-Tropsch process. The product portfolio includes paraffin waxes, both fully refined and semi-refined, produced and marketed in various grades, as well as Fischer-Tropsch-based synthetic waxes which include the Fischer-Tropsch-derived hard wax, the Fischer-Tropsch-derived medium wax and liquid paraffins in the carbon range C5 through C20. Various specialty blends of waxes are also produced and marketed. We continue to develop niche markets for higher-value specialty waxes, such as those used by the cosmetics, pharmaceutical, construction-board, adhesive, polymer additives, inks and coatings and bitumen additive industries. We also produce wax emulsions at our facilities in Germany, Austria, South Africa, US and the United Kingdom. We produce and market petroleum jelly and trade in white-oils to support our personal care business.

        We manufacture and sell candles from our subsidiary, Price's Candles in South Africa. We supply the Middle East market as well as our operations in Hamburg with additional paraffin waxes from our subsidiary, Alexandria Wax Products Company, located in Egypt.

Principal markets

        The division markets its products globally, but its main markets are in Europe, the US and Southern Africa. Approximately 25% of waxes are sold to candle manufacturing companies and the balance is sold to numerous market segments, including cosmetics, pharmaceutical, construction-board, adhesive, polymer additives, inks and coatings and bitumen additive industries. N-paraffins are sold predominantly into the drilling-fluids market (west coast of Africa) and for use in the plastics industry (mainly South Africa, India and the Far East).

        The overall world market for waxes is estimated at about 4 500 ktpa and our main competitors in the commodity market are ExxonMobil, Shell, China Oil and Sinopec. In specialty wax markets our main competitors are H & R Wax Company, International Group Inc and Paramelt. Shell Malaysia is the only other hard wax producer.

Seasonality

        The candle market in Europe is seasonal in nature, with demand peaking prior to the Christmas season. In South Africa, demand is relatively stable although higher demand is evident in the winter season. The other market segments that Sasol Wax services are more driven by economic growth than seasonality.

Marketing channels

        Marketing is mostly done by own resources in all geographical areas where we operate. Primary marketing areas are Europe, the US and South Africa but we also market our products in the rest of Africa, Latin America, the Middle East, Asia, and Australasia. Agents are also used, where appropriate.

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

        We are in the process of obtaining the relevant data required in order to comply with REACH, which became effective on 1 June 2007. We have already complied with the first major deadline and registered our highest volume products at the end of the 2010 calendar year. We are now in the process of registering the second tier volume of products, and we expect to meet the deadline of June 2013.

Property, plants and equipment

        The main production assets are located in Hamburg, Germany; Sasolburg, Johannesburg and Durban, South Africa; and Richmond, California, US. We also have wax emulsion production facilities located in Birkenhead, United Kingdom and Linz, Austria.

        Our plant in Hamburg has a production and blending capacity for paraffin wax of approximately 300 ktpa. It purchases slack wax feedstock from numerous lube-oil-producing refineries predominantly in Europe and Africa. We initially de-oil slack waxes to fully or semi-refined quality and fully hydrogenate all final products. Subsequently, various product blends are produced. Products are sold either in liquid bulk or in solidified form.

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

        We also operate a candle factory located in Johannesburg with a capacity of up to 26 ktpa.

        In the US, we have a plant based in Richmond, California. The facility receives refined and other waxy products from the Far East and from within the US and markets them in the US. We also distribute Fischer-Tropsch-derived and paraffin waxes via this operation.

  Production capacity at 30 June 2011

Product	Germany	South Africa	United States	Total(1)
	(ktpa)
Paraffin wax and wax emulsions	430	—	—	430
FT-based wax and related products	—	240	—	240
Paraffin wax	—	30	100	130

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

        As part of a settlement agreement with the South African Competition Commission (the Commission) signed on 5 July 2010, and confirmed by the Competition Tribunal (the Tribunal) on 20 July 2010, Sasol Nitro has undertaken that within a period of 12 months from the confirmation date, its Sasolburg ammonia plant and its ammonia business operations will be housed as a business unit separate from Sasol Nitro. The ammonia business (including hydrogen and specialty gasses) is housed in Sasol Infrachem from 1 July 2011. Sasol has also agreed that, except for internal use within the Sasol group, it will cease within 25 months all importation of ammonia into South Africa except for imports on behalf of third parties due to supply and logistic disruptions and plant maintenance shutdowns.

        Furthermore, as part of the settlement agreement, Sasol Nitro will amongst other undertakings, exit the retail fertiliser business and dispose of the downstream fertiliser blending assets in Durban, Bellville, Endicott, Kimberley and Potchefstroom, all in South Africa, within a period of 12 months from the approval date or such later date as may be approved by the Commission or ordered by the Tribunal. In terms of the settlement agreement, Profert (Pty) Ltd (Profert) was granted the right of first refusal to the Potchefstroom facility. A sale agreement was concluded with Profert and a formal handover of the facility took place on 31 March 2011. The sale of the regional fertiliser blending facilities at Potchefstroom, Durban, Endicott and Belville were concluded prior to 1 September 2011. Negotiations are still in progress for the sale of the Kimberley facility.

        At the end of October 2009, the phosphoric acid plant in Phalaborwa was shut down for economic reasons, following a consultation process with relevant stakeholders. A preferred bidder, Meridian International SA (a Seychelles registered company, on behalf of their subsidiary, Farmers World Limpopo (Pty) Ltd), was selected and a conditional sale agreement was signed in March 2011, subject to the issue of a bank guarantee. The bank guarantee was received on 21 September 2011, and we are in the process of concluding the remaining outstanding items on the transaction. We expect the transfer of ownership to be completed towards the end of the 2011 calendar year.

        Following the mothballing and impairment of the packaged emulsion explosives plant in Secunda in November 2009, Sasol Nitro was approached with a request to manufacture packaged emulsion explosives as there was no other source of supply in the market. Based on a sound business case, the facility was re-commissioned during 2011.

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

        Sasol is the only ammonia producer in South Africa, with a total nameplate production capacity of 660 ktpa.

Seasonality

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

        Most raw materials for non-electronic initiation systems have until now been imported from the US. Sasol Dyno Nobel, a 50% joint venture, is in the process of backward integration in an effort to reduce its exposure to the rand/US dollar exchange rate fluctuations on these imports.

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

Marketing channels

        Until the end of 2011, fertiliser was supplied to the farming community via agents, distributors and co-operatives. As a result of the settlement agreement with the Commission, the fertiliser business will in future focus on bulk sales ex factory gate.

        Explosives and explosive accessories are primarily supplied to the Southern African mining industry and explosives grade ammonium nitrate is exported to South America, the rest of Africa and Asia.

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

Property, plants and equipment

        All production facilities of Sasol Nitro are located in South Africa. The Sasolburg operations also produce hydrogen that is sold to the oil and metal refining industries in South Africa.

        Sasol Nitro operates two nitric acid plants. The smaller 315 ktpa unit in Sasolburg is linked to a downstream ammonium nitrate plant. The ammonium nitrate produced at the Sasolburg operations is used mainly for the production of explosive grade low-density ammonium nitrate. The 470 ktpa nitric acid plant in Secunda supplies a downstream ammonium nitrate plant linked to a 500 ktpa fertiliser granulation and liquid facility. The granulation plant produces limestone ammonium nitrate fertilisers and various other fertiliser blends containing nitrogen, phosphorus and potassium. Ammonium nitrate for industrial use is sourced from both the Sasolburg and Secunda sites.

        Sasol Nitro will be commissioning a new 400 ktpa fertiliser granulation plant in Secunda producing only limestone ammonium nitrate to replace the existing granulation facility. The plant is expected to achieve beneficial operation by the first half of the 2012 calendar year.

        A 100 ktpa ammonium sulphate plant in Secunda was commissioned in June 2009.

        At the end of October 2009, the 225 ktpa phosphoric acid plant in Phalaborwa was shut down and has subsequently been sold in the latter half of the 2011 calendar year.

        Sasol Nitro also manufactures bulk explosives at various mining sites and cartridge explosives in Ekandustria, Bronkhorstspruit, South Africa, and Secunda. Sasol Dyno Nobel (Sasol Nitro has a 50% shareholding) manufactures non-electronic initiation systems in Ekandustria.

  Production capacity at 30 June 2011

Product	Secunda	Sasolburg	Ekandustria	Other	Capacity(2)
	(Number of plants)				(ktpa)
Ammonia(1)	1	1	—	—	660
Granular and liquid fertilisers(3)	2	1	—	3	700
Fertiliser bulk blending(3)	1	—	—	3	300
Ammonium sulphate	1	—	—	—	100
Explosives	3	1	2	—	300

(1)
Includes volumes produced by Sasol Synfuels. The Sasolburg ammonia business is housed in Sasol Infrachem from 1 July 2011 as part of the settlement with the Commission.

(2)
Nameplate capacity represents the total saleable production capacity. Due to the integrated nature of these facilities, the requirement for regular statutory maintenance shutdowns and market conditions, actual saleable volumes will be less than the nameplate capacity.

(3)
The five downstream fertiliser regional blending and liquid fertiliser facilities are intended to be disposed of as per the settlement agreement with the Commission or such later period as may be approved by the Commission or ordered by the Tribunal.

Sasol Infrachem

Nature of the operations and its principal activities

        Sasol Infrachem is the supplier of utilities and services to various Sasol business units (Sasol Polymers, Sasol Solvents, Sasol Wax, Merisol and Sasol Nitro) as well as external businesses in Sasolburg. Sasol Infrachem operates and maintains the auto thermal reformer (ATR) which reforms natural gas into synthesis gas. Sasol Infrachem is the custodian of the Sasolburg gas loop and the primary responsibility of this function is to ensure that the reformed gas demand/supply is balanced and that reformed gas is supplied to the users of gas on its site. The ammonia business is housed in Sasol Infrachem from 1 July 2011.

Raw materials

        Coal required for steam and power generation is sourced internally from Sasol Mining and natural gas is sourced from Sasol Gas. Raw water is sourced from the Vaal River and potable/drinking water is sourced from the local municipality. Electricity is purchased from Eskom, the state-owned electricity provider.

Property, plants and equipment

  Production capacity at 30 June 2011

Product	Facilities location	Total(1)
Steam	South Africa	1 750 tons per hour (tph)
Electricity	South Africa	175 Megawatts (MW)
Water	South Africa	123 Mega litres per day (Ml/day)

(1)
Nameplate capacity represents the total saleable production capacity. Due to the integrated nature of these facilities, the requirement for regular statutory maintenance shutdowns and market conditions, actual saleable volumes will be less than the nameplate capacity.

Merisol

Nature of the operations and its principal activities

        Merisol is a joint venture company formed in 1997 by the merger of Sasol Phenolics in Sasolburg, with the phenolics activities of Merichem Company, based in Houston, Texas, US. The joint venture partners each own 50% of Merisol. Merisol has a strong presence in the global market for natural phenolics and cresylics with manufacturing facilities in Sasolburg, Houston and Winnie, Texas, and Oil City, Pennsylvania, US. Merisol has a 20:80 venture (Merisol holding 20%) with Chang Chun Plastics of Taiwan for the production in Sasolburg of ortho-cresol novolac, a precursor to high-performance epoxy resins used for encapsulating memory and processor chips. Merisol is the supplier of ortho-cresol feedstock and manages this plant.

        Merisol manufactures the pure products, phenol, ortho-cresol, meta-cresol and para-cresol, and a diverse range of blended products, consisting of mixtures of phenol, cresols, xylenols and other phenol derivatives. These blends are known collectively as cresylic acids. Both the Sasolburg and Houston plants produce phenol- and ortho-cresol and cresylic acids. The Houston and Winnie plants use proprietary separation technologies to produce high-purity mixtures of meta and para-cresol as well as pure meta-cresol and para-cresol, making Merisol one of the few producers of these products in the world.

Principal markets

        The pure products, phenol, ortho-cresol, meta-cresol and para-cresol, are sold in competition with synthetically produced equivalents. Merisol is relatively small in the global phenol market, but strong in the South African market and in selected niche markets elsewhere.

        Merisol supplies a significant proportion of the cresol and cresylic acids global markets for:

  •
  ortho-cresol, where the main competitors include Sabic Innovative Plastics, Lanxess, Nippon Steel Chemicals, Rütgers Chemicals and Deza;

  •
  meta-cresol, where the main competitors include Lanxess and Honshu Chemical;

  •
  para-cresol, where the main competitors include Konan Chemical, Atul Chemicals and various Chinese producers;

  •
  high purity mixtures of meta- and para-cresol, where the main competitors include Mitsui Chemicals and Lanxess; and

  •
  wire enamel solvents where the main competitors are Rütgers-Chemicals, Deza, C-Chem and Mitsui Chemicals.

        Merisol derives about 70% of its turnover from North and South America, Europe and Far East markets and the balance from South Africa and other regions.

Seasonality

        There is little seasonality associated with our products or the markets in which they participate. Our business is driven by market demands which are normally slightly higher in the second half of the financial year.

Raw materials

        Merisol derives its raw material as a by-product of coal gasification that is recovered for purification and separation, mostly from Sasol. About 95% of raw materials are subject to fluctuations in the oil price.

Marketing channels

        Merisol markets its products worldwide through sales offices in the United Kingdom, Hong Kong, the US and South Africa. Markets are served from product inventories held in Antwerp, Belgium, for the European market, in Houston, for the US market and Sasolburg for most other markets, including Asia.

Factors upon which the business is dependent

        Our plants operate using a combination of distillation and proprietary technologies developed and licensed by Sasol Technology, as well as proprietary technologies developed and licensed by Merichem. Being fully integrated into the Sasol operations in South Africa, the company is dependent on Sasol Synfuels and Sasol Infrachem for the supply of both its raw materials and utilities (electricity, water and air).

        REACH registrations (for imported volumes greater than 1 000 million tpa) have been completed within the deadline of 30 November 2010. Registration for smaller volume products will be submitted before the deadlines of 2013 and 2018, if those products are still being sold in the European market at that time.

Property, plants and equipment

        Merisol's Sasolburg plant, including the tar naphtha extraction plant, uses feedstock from Sasol's coal gasification activities at Secunda. During 2007, the US operations completed rationalisation and streamlining of its Houston plant to reduce costs.

        Merisol owns a butylation plant at Oil City, Pennsylvania, producing di-butyl para-cresol and meta-cresol from meta-, para-cresol and pure para-cresol feedstock produced by Merisol at its Houston plant.

Production capacity at 30 June 2011

Product	United States	South Africa	Total(1)
	(ktpa)
Phenol	10	35	45
Ortho-cresol	6	9	15
Meta-cresol and para-cresol	16	—	16
Pure meta-, para-cresol	30	—	30
Cresylic acids and xylenols	20	25	45
High-boiling tar acids	1	3	4
Butylated products	13	—	13

(1)
Nameplate capacity represents the total saleable production capacity. Due to the integrated nature of these facilities, the requirement for regular statutory maintenance shutdowns and market conditions, actual saleable volumes will be less than the nameplate capacity.

Other businesses

Sasol Technology

Nature of the operations and its principal activities

        Sasol Technology, as the technology partner in the group, is fully committed to the Sasol group growth objectives by working together with the business units and taking responsibility for the long-term research and development of technology improvements as well as developing new technologies. Through engineering and project execution activities Sasol Technology demonstrates its commitment to the delivery of viable solutions to our business partners for their operation.

Directing technology

        Sasol Technology are responsible for leading and directing Sasol's technology future, by delivering strategies for long-term research and development, technological improvements and new, innovative and cleaner technologies.

Acquiring technology—research and development

        The central research and development division in Sasolburg, employs approximately 600 people who focus on fundamental research, while the decentralised divisions focus on product applications. The Sasolburg research facility was expanded and modernised with the aim to:

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

        The Sasolburg research activities, supplemented by a presence at the University of St Andrews in Scotland and in Enschede in The Netherlands, are also conducted through external alliances and research collaborations with over 100 research institutions, consortia and universities worldwide. In addition, strong emphasis is placed on training. As a result of this, at least 16 employees from South Africa are at any given time studying abroad in a continuing effort to ensure top level in-house research competency.

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

        Research is also focused on the reduction of the Sasol operations' environmental footprint which includes greenhouse gas reduction, water treatment and purification. In this regard, special attention is given to water utilisation, given the location of some of the current and future plants in semi-arid areas. Reduction in greenhouse gases focuses on improving plant efficiencies, carbon dioxide capturing and understanding potential storage alternatives. The introduction of non-carbon based energy as process energy or electricity is also under review as part of our new energy focus.

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

Installing technology—project execution and engineering

        Sasol Technology is responsible for the execution of capital projects and project engineering in the group. The involvement is not only focused in South Africa but also elsewhere in the world where Sasol is undertaking studies and the execution of projects. Delivery of smaller projects and shutdowns are also undertaken. These initiatives are highly leveraged with external engineering and construction contractors.

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

Principal Markets

        Sasol Technology partners with all business units in the Sasol group. However, in line with the group's strategic priorities Sasol Technology is focused on:

South African energy landscape

  •
  expanding South African synthetic fuels capacity, specifically in the Secunda Complex; and

  •
  additional CTL capacity in South Africa for future projects.

International energy landscape

  •
  implementing prospective GTL and CTL facilities globally; and

  •
  catalyst manufacture facilities to supply GTL and CTL plants with proprietary FT cobalt catalyst.

Chemical landscape

  •
  co-monomers, polymers and waxes.

New energy landscape

  •
  understanding the energy landscape and evaluating various alternatives with a view to introducing low/no carbon based energy sources into our energy mix.

Sasol group landscape

  •
  long-term strategic research in GTL, CTL, future chemicals and environmental technologies.

Property, plants and equipment

        The Sasolburg research facility was expanded affording the opportunity to commercialise new and improved petrochemical processes more effectively. The central research function has a full suite of state-of-the-art pilot plants to support both current and the development of future technologies. Besides the extensive fuels research facilities in Sasolburg, a new fuel testing and engine emissions laboratory has been commissioned in Cape Town, to more effectively research the application of our unique GTL and CTL fuels at sea level.

Legal proceedings and other contingencies

        Fly Ash Plant    Sasol Synfuels was in legal proceedings with regard to the operation of a plant in Secunda. Ashcor claimed damages of R313 million relating to their inability to develop their business and a projected loss of future cash flows. In January 2010, Sasol Synfuels was granted absolution from the instance with a cost order in its favour. Ashcor filed an application for leave to appeal which was dismissed by the court with costs on 18 May 2010. Ashcor subsequently applied to the Supreme Court of Appeal for leave to appeal, which was granted and the appeal was heard on 1 September 2011 and judgement was reserved. The prospect of future loss is deemed to be remote.

        Sasol Nitro    In 2004, the South African Competition Commission (the Commission) commenced with investigations against Sasol Nitro, a division of Sasol Chemical Industries Limited (SCI), based on complaints levelled against Sasol Nitro by two of its customers, Nutri-Flo and Profert. Both complaints were subsequently referred to the Competition Tribunal (the Tribunal) by the Commission. In late 2008 and early 2009, Sasol Nitro became aware of certain facts which necessitated that it engage with the Commission in order to negotiate a settlement with regard to the complaints relating to price fixing and market sharing. In the settlement agreement concluded with the Commission, and which was confirmed by the Tribunal on 20 May 2009, Sasol Nitro, acknowledged that, in the period from 1996 to 2005, it had contravened the Competition Act by fixing prices of certain fertilisers with its competitors, by agreeing with its competitors on the allocation of customers and suppliers and to collusively tendering for supply contracts. Sasol Nitro, as part of the settlement agreement, acknowledged that the toll manufacturing agreement and related interactions and communications between Sasol and Foskor on various levels amounted to a division of markets by allocating customers and territories with regard to phosphoric acid and its derivatives. Sasol Nitro subsequently paid an administrative penalty of R250,7 million.

        Civil claims and law suits may be instituted against Sasol arising from the admissions made in the settlement agreement. It is currently not possible to make an estimate of such contingent liability and accordingly, no provision was made as at 30 June 2011.

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

        Sasol Nitro, however, continued with its engagement of the Commission and on 5 July 2010, Sasol Nitro concluded a further settlement agreement with the Commission. In terms of this settlement, Sasol Nitro has restructured its fertiliser business. Sasol Nitro believes the restructuring will address the Commission's concerns regarding Sasol's position within the nitrogen based fertiliser value chain, while also opening the industry to more competition. Sasol Nitro is in the process of withdrawing from certain downstream fertiliser activities with increased focus on the core activities of its fertiliser business.

        The settlement agreement is a full and final settlement of the alleged contraventions of excessive pricing and exclusionary practices, which were the subject of the Nutri-Flo and Profert referrals. On 20 July 2010, the Tribunal confirmed the settlement agreement. No finding was made relating to abuse of dominance and accordingly no administrative penalty was imposed. Sasol also did not make any admissions as to abuse of dominance.

        The settlement agreement included the following salient structural changes to Sasol Nitro's fertiliser business model:

  •
  Divesting its regional blending capacity in Bellville, Durban, Kimberley, Potchefstroom and Endicott whilst retaining its full production activities in Secunda.

  •
  Altering Sasol Nitro's fertiliser sales approach to a Secunda ex-works model. All fertiliser retail agent contracts have been phased out and a new fertiliser sales operating model formulated.

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

        The settlement together with the changes to the Sasol Nitro business, will not have a material adverse impact on the Sasol group.

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

        On 15 December 2008, all Sasol companies affected by the decision lodged an appeal with the European Union's General Court against the decision of the European Commission on the basis that the fine is excessive and should be reduced. As a result of the fine imposed on Sasol Wax GmbH, on 23 September 2011, Sasol Wax GmbH has been served with a law suit in The Netherlands by a company to which potential claims for compensation of damages have been assigned to by eight customers. The law suit does not demand a specific amount for payment. The result of this proceeding cannot be determined at present and accordingly, no provision was made at 30 June 2011.

        Dorothy Molefi and others    Certain plaintiffs sued Sasol Limited and National Petroleum Refiners of South Africa (Pty) Ltd (Natref) and various other defendants in two claims in the United States District Court for the Southern District of New York. These claims are similar to many instituted against a large number of multi-national corporations worldwide under the Alien Tort Claims Act and the Torture Victim Protection Act, referred to as the related cases. The plaintiffs allege a conspiracy between the defendants and both the former "Apartheid Era Government" as well as the post 1994 democratic government in South Africa of former Presidents Nelson Mandela and Mbeki, resulting in the genocide of South Africa's indigenous people and other wrongful acts. Defendants in the related cases moved to dismiss the actions against them. The Molefi action against Sasol Limited and Natref was stayed in November 2004 pending a decision on the motions to dismiss in the related cases. The motion to dismiss in the related cases was granted, and plaintiffs appealed to the Second Circuit Court of Appeals. During October 2007, the appeal was decided. Plaintiffs in those related cases were successful on one of the three grounds of appeal, thus enabling the plaintiffs to amend their complaint to assert additional factual allegations to meet the requirements of the Alien Tort Claims Act. The case was then appealed to the United States Supreme Court. In May 2008, the Supreme Court issued an order stating that because four justices recused themselves, the United States Supreme Court lacked the necessary quorum and therefore affirmed the judgement of the Second Circuit Court of Appeals with the same effect as an affirmance by an equally divided court, namely, it does not have precedential effect. During 2009, the court issued an order dismissing the case against Sasol and the other defendants based on failure to prosecute. Despite this order, it remains possible for plaintiffs to join Sasol and the other defendants to the related cases.

        Sasol Polymers    As previously disclosed by Sasol, the Commission has been investigating the South African polymers industry. On 12 August 2010, the Commission announced that it had referred its findings to the Tribunal for adjudication.

        The complaints that the Commission referred to the Tribunal allege that Sasol Chemical Industries Limited (SCI) has in the pricing of polypropylene and propylene in the domestic South African market contravened section 8(a) of the Competition Act (the Act) in that its prices for each of the products are excessive. The referral further alleges that in regard to a formula employed and information exchanged between SCI and Safripol (Pty) Ltd (Safripol) to determine the price of propylene which SCI sells to Safripol, SCI and Safripol have contravened section 4(1)(b)(i) of the Act by engaging in price fixing. The Commission also announced that it had simultaneously reached a settlement with Safripol in which Safripol admitted that the supply agreement between SCI and Safripol and its implementation amounted to the indirect fixing of a price or trading condition in contravention of the Act. This settlement agreement between the Commission and Safripol was confirmed by the Tribunal on 25 August 2010.

        On 14 December 2010, Sasol Polymers, a division of SCI, concluded a settlement agreement with the Commission in relation to its existing propylene supply agreement (the Supply Agreement) with Safripol. The Supply Agreement was concluded pursuant to concerns raised by Safripol in relation to the proposed merger in 1993 of Sasol Limited and AECI Limited's monomer, polymer and certain other chemical operations. To address these concerns, the then Competition Board required a supply agreement, which would ensure Safripol's ongoing access to propylene according to a pricing formula, which would result in market-related prices. At the time, neither party understood this pricing formula to give rise to competition law concerns. The Commission, in terms of the current Competition Act, alleged that the pricing formula, which required the exchange of pricing information amounts to indirect price fixing.

        Given the uncertainty surrounding the legal position in relation to the pricing formula and the technicality of the matter, it was considered prudent to settle the matter. Sasol Polymers has therefore agreed to pay a penalty of R111,7 million, which represents 3% of Sasol Polymers' turnover derived from its sale of polypropylene products for its 2009 financial year. The settlement agreement is in full and final settlement of the Commission's allegations that the pricing formula gave rise to indirect price fixing. The settlement agreement was confirmed by the Tribunal on 24 February 2011.

        As part of its investigation into the polymer industry, the Commission has also contended that the prices at which Sasol Polymers supplies propylene and polypropylene are excessive. Sasol Polymers does not agree with the Commission's position in this regard and is contesting the Commission's allegations. Consequently, the Commission's allegations in respect of excessive pricing do not form any part of the settlement agreement concluded between the parties. The results of the investigation by the Commission cannot be determined at present and accordingly, no provision was made at 30 June 2011.

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

        Sasol Oil and Tosas, as leniency applicants, have been granted conditional immunity from prosecution and no penalty will be sought by the Commission against Sasol or its subsidiaries subject to the leniency becoming unconditional. Sasol Oil and Tosas are cooperating with the Commission in its preparation for the hearing of the referral against those respondents who have not yet concluded settlement agreements with the Commission. The hearing is scheduled for May 2012.

        Sasol Gas    On 30 October 2009, after being advised that certain provisions in a suite of agreements concluded between Sasol Gas, Coal, Energy and Power Resources Limited (CEPR) and Spring Lights Gas (Pty) Ltd (Spring Lights) constituted contraventions of the Act, Sasol Gas applied for leniency in terms of the Commission's corporate leniency policy and obtained conditional leniency. Subsequent to Sasol Gas' leniency application, the Commission investigated the matter and found that provisions in the agreements resulted in fixing of prices and had the effect of dividing the piped gas market by allocating customers and territories. The suite of agreements related to the establishment of Spring Lights as a broad-based black economic empowerment (BBBEE) company for the purpose of acquiring a portion of the business of Sasol Gas as part of Sasol's BBBEE strategy at the time. On 20 August 2010, Spring Lights concluded a settlement agreement with the Commission in terms of which Spring Lights acknowledged the mentioned contraventions and agreed to pay an administrative penalty of R10,8 million. A provision was made in 2009. Spring Lights has also made an application to the Commission to exempt the conduct permitted in terms of these agreements, on the basis that it promotes the ability of small businesses, or firms controlled or owned by historically disadvantaged persons, to become competitive, in terms of section 10 (3)(b)(ii) of the Act. The settlement agreement was considered by the Tribunal on 1 September 2010 but the matter was postponed sine die to enable the Commission to make a ruling on the exemption application of Spring Lights.

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

        The Commission is conducting investigations into the South African piped gas, coal mining, petroleum, fertilisers and polymer industries. Sasol continues to interact and co-operate with the Commission in respect of the subject matter of current leniency applications brought by Sasol, conditional leniency agreements concluded with the Commission, as well as in the areas that are subject to the Commission's investigations.

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

        Sasol's environmental obligation accrued at 30 June 2011 was R6 900 million compared to R6 109 million in 2010. Included in this balance is an amount accrued of approximately R2 696 million in respect of the costs of remediation of soil and groundwater contamination and similar environmental costs. These costs relate to the following activities: site assessments, soil and groundwater clean-up and remediation, and ongoing monitoring. Due to uncertainties regarding future costs the potential loss in excess of the amount accrued cannot be reasonably determined.

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

Augusta Bay Pollution Investigation June 2008

        The local prosecutor's office in Augusta, Italy, was investigating a pollution incident at Augusta Bay, allegedly caused by the infiltration of pollutants into the sea. The investigation involved all the companies located within the Melilli-Priolo-Augusta industrial area, which includes Sasol Italy. The Prosecutor's office and the involved companies each appointed experts to evaluate the environmental situation which included a broad range of ecological impacts. It was not clear what product was the cause of the pollution and Sasol Italy's potential involvement would only be able to be determined after collection and analysis of samples, sea sediments and sea water. Experts had, at the request of the judge, filed their opinions on the cause of the pollution.

        The judge requested the court for an extension of the preliminary investigation. On 13 October 2010, the court dismissed the case in favour of all the companies involved.

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

        The Mining Charter, together with a scorecard which was published on 18 February 2003 to facilitate the interpretation of and compliance with the Mining Charter (the scorecard), requires mining companies to ensure that HDSAs hold at least 15% ownership of mining assets or equity in South Africa within five calendar years and 26% ownership within 10 calendar years from the enactment of the new MPRDA which came into force on 1 May 2004. The Mining Charter further specifies that the mining industry is required to assist HDSAs in securing finance to fund their equity participation up to an amount of R100 billion within the first 5 calendar years after the coming into force of the aforementioned Act. Beyond this R100 billion commitment, the Mining Charter requires that participation of HDSAs should be increased towards the 26% target on a willing-seller-willing-buyer basis at fair market value.

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

        On 11 October 2007, Sasol Mining announced the implementation of its BEE strategy. In a transaction valued at approximately R1,8 billion, a black-woman controlled mining company called Ixia Coal (Pty) Ltd (Ixia), acquired 20% of Sasol Mining's shareholding through the issue of new shares. The transaction increased Sasol Mining's BEE ownership component by 20%, and when considered together with the Sasol Inzalo share transaction, to an estimated 34% (calculated on a direct equity basis). The transaction is financed through equity (R47 million) and a combination of third party funding and appropriate Sasol facilitation. Ixia contributed its share of the financing for the transaction. The implementation of this transaction was conditional upon, inter alia, the conversion of old order mining rights to new order rights and the South African Competition Commission approval. The conversion of rights has been approved by the Department of Mineral Resources (DMR). The converted mining rights were signed and notarially executed on 29 March 2010. The converted mining rights for the Secunda Complex have been granted for a period of 10 years. Sasol Mining has the exclusive right to apply and be granted renewal of the converted mining right for an additional period not exceeding 30 years. The Mooikraal Complex converted mining right has been granted for the maximum allowable period of 30 years. The Competition Tribunal of South Africa approved the transaction on 1 September 2010. The effective date of the Ixia Coal transaction was 29 September 2010, when the remaining conditions precedent were met. Refer to "Item 5A—Operating results—Sasol Mining Ixia BEE transactions".

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

        The Minister of Energy initiated a compliance audit of the Liquid Fuels Charter in the latter part of the 2010 calendar year. This process is expected to be conducted on an annual basis. Pursuant to the Department of Energy's compliance programme, Sasol Oil's compliance with the Liquid Fuels Charter was audited during the first and second quarters of 2011 and the final sector report is pending.

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

BEE policies and legislation

        The Broad Based Black Economic Empowerment Act No.53, underpinned by the scorecard setting out clear targets for Broad Based Black Economic Empowerment (BBBEE), was promulgated into law on 9 February 2003. The scorecard measures the following areas:

  •
  Ownership

  •
  Management and control

  •
  Employment equity

  •
  Skills development

  •
  Procurement

  •
  Enterprise development

  •
  Socio-economic development

        As from 1 July 2006, Sasol Oil has met the 25% BEE ownership target with Tshwarisano holding 25% of the shares in Sasol Oil in line with the Liquid Fuels Charter.

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

        If land is restored without fair compensation, it is possible that a constitutional challenge to the restoration could be successful. Once a land claim has been lodged with the Commission on Restitution of Land Rights (the Commission), the rights of any person in respect of such land are restricted in that he may not perform certain actions relating to the land, including, but not limited to, selling, leasing, exchanging, donating, subdividing, rezoning or developing such land, without the consent of the Commission. The Commission is obligated to notify the land owner of such a claim lodged or any other party which might have an interest in a claim. All claims had to have been lodged with the Commission by 31 December 1998. Although this was the final date for filing claims, many claims lodged before the deadline are still being reviewed and not all parties who are subject to claims have yet been notified. We have not been notified of any land claim that could have a material adverse effect on our rights to any of our significant properties. Sasol has however been notified of a potential land claim over a property that we believe belongs to Sasol Synfuels, namely the farm Goedehoop 301 IS. As this property consists of a number of portions and the Land Claims Commission is still investigating against which portion the claim has been instituted, we are unsure about possible impacts that the claim will have on our operations, but no material adverse effect is anticipated. Sasol is currently assisting the Land Claims Commission to establish the exact nature of the claim to ensure that any risks can be mitigated.

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

        The MPRDA imposes significantly more stringent environmental obligations on mining activities than the repealed Minerals Act and also introduces extensive social and labour plan, mining work programme and prospecting work programme requirements. However, it contains transitional arrangements for existing operations. Under these transitional provisions, the environmental management programmes will continue in force, while the DMR introduces the more stringent requirements of the MPRDA.

        The MPRDA adopts the environmental management principles and environmental impact assessment provisions of the National Environmental Management Act (NEMA). The MPRDA addresses the allocation of responsibilities for environmental damage, pollution and degradation and imposes rehabilitation obligations. It significantly extends the scope of liability of directors who may be jointly and severally liable for any unacceptable negative impact on the environment, advertently or inadvertently caused by the company. It also allows the state to take remedial action and claim costs. It maintains the requirement for an environmental management programme/plan for all prospecting and mining operations, but with more detailed specifications than under the Minerals Act, and prohibits the carrying out of mining activities before the approval of the programme/plan. When rehabilitation is required, it is not limited to the land surface. We complied with the repealed Minerals Act, and we comply with the new legislation. The South African government has also adopted the MPRDA Amendment Act, 49 of 2008, and the NEMA Amendment Act, 62 of 2008, in an effort to streamline environmental approvals. Even though the NEMA Amendment Act has taken effect, the full alignment is dependent on the MPRDA Amendment Act still to take effect on a date yet to be determined by the Minister of Mineral Resources. Once implemented, they introduce the concept of a single environmental authorisation which must be obtained in terms of the provisions of NEMA. It also provides for a transition period of 18 months, during which the Minister of Mineral Resources will be the approval entity, where after it will revert to the Minister of Environmental Affairs.

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

        The Mining Titles Registration Amendment Act (Act 24 of 2003) and Regulations have been implemented simultaneously with the implementation of the MPRDA and new amendments to this legislation are under consideration. Revisions to the MPRDA are currently in process and it is expected that the draft MPRDA Amendment Bill will be submitted to Parliament before the end of the 2011 calendar year. This will replace the MPRDA Amendment Act, which never came into effect. The purpose of the MPRDA Amendment Bill is to address the ambiguities and grey areas within the MPRDA. The process to revise the Mining Charter has been completed and the Revised Mining Charter came into effect on 13 September 2010. Currently, Sasol Mining is compliant with the Revised Mining Charter and will continue to take the appropriate measures to ensure compliance.

        Sasol Mining held various prospecting permits or mining authorisations with respect to our existing mining operations, which were classified as old order rights. We applied for the conversion of all our existing old order mining rights in the Secunda area as well as our Mooikraal Operations near Sasolburg, well within the 30 April 2009 deadline imposed by the MPRDA. All old order prospecting rights have been converted to new order prospecting rights and all our old order mining rights have been converted to new order mining rights. The mining rights in respect of the Mooikraal Operations have been granted for 30 years, whilst those in respect of the Secunda area have been granted for 10 years, after which both are capable of renewal.

        With regard to the renewal of the converted mining rights, the holder of a mining right has the right to apply and be granted renewal of a mining right, subject to meeting specified requirements of the MPRDA and the Minister of Mineral Resources must grant renewal if these requirements have been met. Rights can be renewed for periods not exceeding 30 years at a time.

        The mining rights in respect of the Secunda area were only granted for a 10 year period as Sasol Mining did not comply with the 26% BEE ownership requirement at the time of conversion. However, if the Sasol Inzalo transaction contributes to Sasol Mining's BEE status, the BEE ownership is calculated to be 34%. The DMR will be engaged to recognise the Sasol Inzalo transaction in terms of the Mining Charter, but it is uncertain whether the DMR will consider the Sasol Inzalo transaction in calculating Sasol Mining's BEE ownership status. Sasol Mining held the rights to coal over large reserves not covered by prospecting permits or mining authorisations. In terms of the MPRDA, these were classified as unused old order rights. We have acquired prospecting rights in terms of the MPRDA over all these areas. It is the declared intent of the South African government not to disrupt operations as a result of the introduction of the new legislation. The approved social and labour plans and mining work programmes are now legally enforceable, and we have undertaken and will continue to undertake any appropriate action required to ensure retention of our converted mining rights under the MPRDA.

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

        Furthermore, royalties from mining activities are payable to the state, as from 1 March 2010, under provisions contained in the Mineral and Petroleum Resources Royalty Act, 28 of 2008 and the Mineral and Petroleum Royalty Administration Act, 29 of 2008 (the Acts). The most significant feature of the Acts is that the royalty is determinable in accordance with a formula-based system. The impact on Sasol Mining for the year ended 30 June 2011 is a cost of R29,9 million (2010: R9,9 million) and an estimated cost of R44,5 million for the year ending 30 June 2012 and R49 million for the year ending 30 June 2013. The royalty will be deductible for normal income tax purposes.

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

        In terms of the RRM, licencees are required to submit six monthly financial reports to NERSA in compliance with the RRM requirements. The RRM became effective on 1 July 2009. The RRM obliges licencees to agree to an implementation plan with NERSA, which includes an agreement on a cost allocation manual which will enable the conversion of Sasol Gas' statutory financial statements to the format requirement by NERSA as well as the date for the submission of the relevant financial statements to NERSA. Sasol Gas submitted its implementation plan and engaged with NERSA in order to agree the process and schedule for implementation. Separate financial reports are required for the different regulated activities of a licencee. Compliance with the RRM requirements necessitates regulatory reporting and accounting activities in addition to the existing statutory accounting and reporting requirements of Sasol Gas and Rompco. Sasol Gas implemented substantial upgrades to its Enterprise Resource Planning (ERP) system in 2010 in order to enable compliance with the RRM requirements. In accordance with the RRM implementation plan agreed with NERSA, Sasol Gas and Rompco are required to make their final regulatory report submission by the end of November 2011 in respect of the 2010 financial year.

The National Energy Regulator Act

        The National Energy Regulator Act came into operation on 15 September 2005 as proclaimed by the President of South Africa. The National Energy Regulator Act provides for the establishment of a single regulator to regulate the piped gas, petroleum pipeline and electricity industries and for the functions and composition of the energy regulator.

        On 1 November 2005, NERSA, pursuant to the National Energy Regulator Act, came into existence by the appointment of the four full-time regulators, of which one is the designated chief executive officer of NERSA. The Regulator consists of nine members, including four full-time members and five part-time members. Although the full-time members of NERSA are appointed for specific portfolios (gas, electricity and petroleum pipelines), NERSA operates as a collective and decisions are made on a collective basis. With effect from 1 April 2011, the existing four full-time regulators were re-appointed for another period of five years. A new chief executive officer was also appointed for NERSA for this same period.

        According to Section 35 of the Gas Act licence applications for existing business activities had to be submitted to NERSA within six months from the effective date of the Gas Act (2 May 2006) by any person owning or operating gas facilities or trading in gas. Accordingly, Rompco submitted an application for the operation of a gas transmission facility in respect of the Mozambique to Secunda pipeline. This licence to operate a transmission facility was issued to Rompco on 21 February 2007. After completion of the Rompco compressor station in Komatipoort, this operating licence was amended to also include the operation of the compressor station. Sasol Gas submitted licence applications for the operation of distribution and transmission facilities as well as for trading in gas.

        All the licence applications have been compiled in accordance with the Gas Act and the rules published by NERSA. On 27 October 2008, Sasol Gas was granted 27 distribution and trading licences in respect of its operations in the Mpumalanga, Gauteng, Free State and North West provinces and on 23 March 2009, was granted seven distribution and trading licences in the KwaZulu-Natal province. On 12 November 2010, Sasol Gas was granted operating licences in respect of all its inland transmission facilities.

        The licence applications in respect of the Sasol Gas' transmission operations in the KwaZulu-Natal province have still to be concluded. All construction activities relating to the distribution and transmission pipeline networks of Sasol Gas are undertaken subject to the relevant construction licences as prescribed by the Gas Act.

The Mozambique Gas Pipeline Agreement (Regulatory Agreement)

        This agreement entered into between Sasol Limited and the South African Government, represented by the Minister of Minerals and Energy, and the Minister of Trade and Industry in connection with the introduction of natural gas by pipeline from Mozambique into South Africa is incorporated into the Gas Act through the reference thereto in Section 36 of the Act. The Gas Act provides that the terms of the agreement bind the Gas Regulator for a period until 10 years after natural gas is first received from Mozambique (26 March 2004). From the date of the conclusion of the agreement, the terms of the agreement relating to the following matters constitute conditions of the licences to be issued to Sasol Gas and Rompco under the Gas Act:

  •
  our rights and periods granted in respect of transmission and distribution of gas;

  •
  third party access to the transmission pipeline from Mozambique and to certain of our pipelines;

  •
  prices we charge for gas;

  •
  our obligation to supply customers, distributors and reticulators with gas; and

  •
  the administration of the agreement.

        At the conclusion of the 10 year period provided for in the Regulatory Agreement, the transmission tariffs and gas prices charged by Sasol Gas will be subject to regulation by NERSA in terms of the regulatory powers of NERSA established by the Gas Act. In this regard, NERSA has promulgated the tariff methodology that will apply to gas transmission and storage operations and NERSA is in the process of developing the methodology that will apply to the approval of maximum prices in terms of the Gas Act.

        As part of the Gas Act, the Mozambique Gas Pipeline Agreement forms part of the legislation and as such it may be susceptible to the same legislative processes generally applicable to changes in legislation.

        Although we negotiated a 10 year regulatory dispensation (three years remaining until 2014) with the South African government covering the supply of Mozambican natural gas to the South African market, we cannot assure you that the enactment of the Gas Act and the appointment of the NERSA will not have a material adverse impact on our business, operating results, cash flows and financial condition.

The Gas Regulator Levies Act

        The Gas Regulator Levies Act came into effect on 1 November 2005. It provides for the imposition of levies by the Gas Regulator on the amount of gas delivered by importers and producers to inlet flanges of transmission or distribution pipelines. These levies will be used to meet the general administrative and other costs of the gas regulation activities of NERSA and the functions performed by NERSA in this regard. In terms of the act, NERSA has to submit a budget to the Minister of Mineral Resources, which after approval by the Minister in conjunction with the Minister of Finance, will be relayed into a levy charged as a per gigajoule levy on the volumes of gas transported. The collection of levies commenced in September 2006. During the NERSA financial year which ended on 31 March 2011, Sasol Gas paid a total amount of R28,2 million in levies under this act. For the NERSA financial year ending on 31 March 2012, the levies have been estimated to be R0,2872/GJ (2011—R0,1928/GJ). The levies have yet to receive required ministerial approval. It is anticipated that approximately R40,5 million will be paid in levies during this period.

Regulation of petroleum-related activities in South Africa

The Petroleum Products Amendment Act (Amendment Act)

        This Amendment Act, which became effective on 17 March 2006, requires the Minister of Energy to license persons involved in the activities of manufacturing, wholesaling, holding or development of retail sites, and retail sale of petroleum products. Sasol operating entities have applied for the required licences. All licences, except for the Natref manufacturing activities and wholesale licence, have been issued. It should be noted that, a person conducting the aforesaid activities at the commencement of the Amendment Act, is entitled to the issue of such licences if they are found to be in compliance with all legal requirements in force for the operation of their respective activities. The non-issuance of the licence is, therefore, not seen as a risk, but rather as an administrative and timing issue on the side of the Controller of Petroleum products. New retail site developments continue to be delayed by the retail and site licensing regulations.

        This Amendment Act entitles the Minister of Energy to regulate the prices, specifications and stock holding of petroleum products:

  •
  A regulatory price review is currently underway. The outcome is not expected to have a material effect on Sasol Oil.

  •
  Specification changes to align South African liquid fuels specifications with those prevailing in Europe are currently under discussion. It is expected that these new specifications will pertain to all liquid fuels consumed in South Africa towards the end of the 2017 calendar year. Compliance with new specifications will require substantial, however as yet not determined, capital investments by both Natref and Sasol Synfuels. Discussions regarding cost recoveries and/or incentives for these investments are commencing with the South African government.

  •
  Regulations to oblige licensed manufacturers and/or wholesalers to keep minimum levels of market ready petrol, diesel, illuminating paraffin, jet fuel and liquid petroleum gas are currently under consideration by the Department of Energy. No indications on cost recovery and compensation mechanisms are as yet available, although the principle has been confirmed by the Department of Energy.

        We cannot assure you that the application of these regulations will not have a material adverse effect on our business, operating results, cash flows and financial condition.

The Petroleum Pipelines Act

        This act, which was signed by the President of South Africa on 31 May 2004 and became effective on 1 November 2005, among other things, establishes a petroleum pipelines authority, namely NERSA, as custodian and enforcer of the regulatory framework applicable to petroleum pipelines, storage facilities and marine loading facilities.

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

        This act provides that no person may construct, or operate, a petroleum pipeline, loading facility or storage facility without a licence issued by NERSA. It enables NERSA to impose conditions to such licences relating to, amongst other things:

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

        We have been granted licences for our depots and related infrastructure and petroleum pipelines and are in the process of submitting tariff applications for approval of third party user access and tariffs.

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

Safety, health and environment

        We are committed to zero exposure of harm to people, facilities and the environment. Our safety, health and environment (SHE) performance is driven by the quest for continuous improvement that will help us achieve our vision of being a world class company.

        Our combined mining, fuels and chemical operations are subject to numerous local, national and regional safety, health and environmental laws and regulations in Southern Africa, Europe, the US, Canada, the Asia-Pacific region, the Middle East and the Indian subcontinent. Our global operations, including marketing and logistics, are also affected by international environmental conventions.

        We focus on our safety, health and environmental responsibilities through our SHE policy, strategy and essential requirements and are committed to ensure that we operate under safe working practices, safeguard against accidents and avoid harm to people and the environment in all our businesses. These essential requirements are also extended to joint ventures in which we participate, subject to specific provisions in the venture agreements and agreement with the boards of the respective venture partners.

        Safety, health and environmental laws and regulations affect a wide spectrum of our group activities. These statutory requirements often require permits or licences to be obtained for the use of natural resources such as water, and for the operation of our facilities and the handling and disposal of our waste products. They also prescribe minimum standards for the safety and health of our employees. They impose restrictions on the types and quantities of emissions that can be released into the environment, and also regulate issues of product safety, waste generation, management and ultimate disposal. It is our expectation that various laws and regulations will become more stringent in the future. In those countries where the SHE legal requirements are less stringent, we aim to comply with our SHE essential requirements, as applicable.

Safety, health and environment policy and management systems

        We have developed a systems-oriented approach towards the management of these issues. We have moved from a division-based safety, health and environment management policy to a structure directed on a group basis. We are committed to sustainable development and legal compliance being essential requirements for all our operations. Matters of safety, health and environment are treated as critical business issues. Planning of safety, health and environmental matters includes the setting of targets, performance measurement, reporting, review and audit.

        In order to ensure that our safety, health and environmental performance is aligned with our group targets and objectives, SHE governance and other audits are carried out regularly. All of our businesses are required to track their performance and quarterly reports are submitted to operating boards, the group executive safety, health and environment committee (acting as a sub committee of the group executive committee (GEC)) and to the group risk and safety, health and environment committee. At the highest level, the risk and safety, health and environment committee of the Sasol Limited board considers the major risks and liabilities, progress on our internal indicators of performance and any major incidents and events of non-compliance. For information regarding our group executive safety, health and environment committee and the risk and safety, health and environment committee of the Sasol Limited board, refer also to "Item 6.C—Board Practices". Similar reports are also required to address significant division-specific issues. We use the findings emanating from SHE governance and other audits to implement improvement measures.

        Specific governance structures were developed to address greenhouse gas challenges facing the group. A greenhouse gas management committee meets every two months to discuss and guide the group on strategic climate change and related environmental issues. The members are mandated to take the necessary decisions on behalf of the group. In September 2010, Project Everest was constituted as a group strategic project, managed by Sasol's group strategy department. It is governed by a mandating committee reporting directly to the GEC. Project Everest is, amongst other things, managing the group response to the South African government's recent publication of a green paper on a climate change policy and the carbon tax discussion document. The carbon credit management committee is governed within our new energy business unit, with the focus on managing the group's carbon portfolio.

        Our businesses are required to manage their safety, health and environmental risks in line with internationally accredited management systems. On safety, health and environmental management systems, our operating businesses have achieved International Standards Organization (ISO) 14001 certification and Occupational Health and Safety Assessment Service (OHSAS) 18001 certification.

        The ISO 14001, OHSAS 18001 and Responsible Care standards are internationally accepted standards for the development and implementation of safety, health and environmental management systems. Certification to the standard entails regular audits by an independent, accredited third party auditor. We have also set Process Safety Management (based on the US Occupational Safety and Health Administration and other Sasol requirements) as additional essential corporate requirements, including a behavioural safety programme for all Sasol businesses. These systems and programmes are currently implemented and progressed.

Health and safety

        Safety.    2011 has been challenging for Sasol, as 10 people were fatally injured in incidents at Sasol workplaces. In addition, five people lost their lives in a boating incident during an off-site year-end function. These fatal incidents necessitated the strengthening of our improvement efforts in the form of a high profile group wide Safety Improvement Plan (at corporate and business unit level) which was launched in October 2010.

        Health.    Although Sasol has strong pro-active measures for managing occupational health, work related illnesses continue to be diagnosed specifically in our Sasol Mining operations. These can be attributed to historic exposures. The specific illness recordings is exacerbated by an increasing age profile of our employees in mining and the prevalence of Human Immunodeficiency Virus (HIV)/Acquired Immune Deficiency Syndrome (AIDS) which diminishes the immune system and increases likelihood of contracting tuberculosis as a secondary disease.

        Emissions.    Because of the nature of some of our processes, including coal gasification for the production of petrochemical products, our operations generate relatively high carbon dioxide emissions. Our coal gasification operations are situated in South Africa, which is classified as a developing country in terms of the Kyoto Protocol and though we are largely exempt from the emissions reduction targets required under the Protocol, we have implemented a successful project to replace coal as a feedstock with natural gas at our Sasolburg chemical operations. However, it should be noted that South Africa has submitted voluntary emission reduction pledges for the Copenhagen Accord which was formalised at the United Nations Conference of Parties in Cancun 2010, refer also to "Item 3.D—Risk factors—Changes in safety, health and environmental regulations and legislation and public opinion may adversely affect our business, operating results, cash flows and financial condition".

        In recent years global understanding and awareness regarding climate change have increased significantly. Potential CTL technology providers are experiencing an increasing number of questions regarding their CTL technology and how the CO2 emitted will be addressed to combat climate change. We have initiated a focused and coordinated approach to understanding and providing solutions to reduce CO2 emissions from our CTL and other ventures. In December 2008, the GEC approved a revised greenhouse gas (GHG) policy and also agreed to a new set of GHG targets. We have set targets for reducing GHG emissions intensity by 15% by 2020 on the 2005 baseline. In addition, new CTL plants commissioned before 2020 have a target emissions reduction of 20%, increasing to 30% reduction for new CTL plants commissioned by 2030 (with the 2005 designs as the baseline) as a precautionary measure. Sasol established the Sasol New Energy business in 2008, which is pursuing opportunities in renewable energy, low carbon electricity, energy efficiency, clean coal, including underground gasification, and carbon capture and storage. Some of these potential solutions are not yet proven on a large scale and face regulatory, economic, technical, geological and geographical challenges.

        We have established an internal carbon credit management committee, which is governed within our Sasol New Energy business unit, to facilitate the governance of carbon credits obtained through, amongst other things, the clean development mechanism (CDM). We support the voluntary Energy Efficiency Accord championed by the South African Department of Energy.

        We monitor and measure ambient air quality around our South African plants. In addition, our operations in the US have reduced reported emissions under the Toxic Release Inventory by over 80% since reporting began in 1987. Significant efforts are being made to reduce hydrogen sulphide and volatile organic compound emissions emanating from our Secunda operations, mainly brought about by the commissioning of a sulphuric acid plant. Moreover, the implementation of a leak detection and repair programme will result in significant decreases in fugitive emissions from our operations. Several interventions aimed at reducing high risk volatile organic compound releases have been identified which could realise absolute reductions.

        Water.    Water use is increasingly becoming a source of concern, not only in mining, but in all our operations, in particular in South Africa, Qatar and other arid countries. A series of water treatment and saving programmes and projects were introduced or are currently under way to address challenges in all of our operations. Current initiatives in South Africa include water offsetting projects in collaboration with local authorities. We are also considering the setting of internal targets for water efficiency. Our operations remain committed to the identification and implementation of projects related to water optimisation and effluent treatment. Our project team of internal and external experts in mining, geohydrology, geochemistry, water and waste treatment is committed to researching and implementing innovative and cost-effective solutions to further reduce our impact on the environment. Sasol endorsed the United Nations Global Compact CEO Water Mandate which presents a comprehensive approach to water management. It is a voluntary initiative developed to inspire business to positively contribute to sustainable water resource management. Further initiatives on water management in South Africa, specifically, will be informed by the Water for Growth and Development Framework and enabling regulations under the National water Act, yet to be finalised.

        The long-term supply of water to the Secunda complex (up to 2030) has been augmented by the Vaal River Eastern Sub-System Augmentation Project (VRESAP). The Trans-Caledon Tunnel Authority was mandated by the then Minister of Water Affairs and Forestry of South Africa to fund and implement the VRESAP project to meet the growing demands of Eskom and Sasol in the Mpumalanga region. Since 1 June 2009, the project has been declared operational by the Department of Water Affairs. Construction of infrastructure has been completed and is operational.

        Fires, explosions and releases.    The manufacture of petrochemicals involves using high volumes of flammable substances, often under high pressure and at high temperatures. Hence, managing the risk of fires, explosions and releases of hazardous substances is essential for us. Fires, explosions and releases are reported and investigated and efforts to reduce the frequency and severity of these events are managed through the Process Safety Management System.

        Our operations in the US are conducted in accordance with the requirements of the Occupational Safety and Health Administration Process Safety Management and US Environmental Protection

Agency (US EPA) Risk Management Program regulations. Through the application of these regulations, we implement a thorough safety management process designed to minimise the risks of accidents and releases of hazardous substances.

        In addition, since 11 September 2001, assessing and improving the security of chemical operations in the US has become an important focus. Our Lake Charles plant has since evaluated plant security programmes and made changes in procedures and physical security measures. Sasol North America (Sasol NA) has also adopted a Security Code of Management Practice, which requires that we conduct a security vulnerability analysis to identify areas in which additional security measures are necessary, and have a management system in place for other aspects of plant, distribution and cyber security. We have also submitted all of the required security information to the Department of Homeland Security for compliance with the Chemical Facility Anti-Terrorism Standard (CFATS).

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

        Land remediation and rehabilitation.    As a result of our chemicals and fuels processes, we have particular legacy and current risks that we have addressed or are currently addressing. A group wide strategy towards land remediation is adopted in order to ensure that all areas of potential liabilities are adequately addressed.

        Our gas pipelines are buried underground in order to reduce long-term impacts. We implemented this approach for the Mozambique natural gas project, for which we used World Bank Group guidelines for environmental impact assessment studies. Surface rehabilitation of the pipeline footprint between Mozambique and Secunda was a World Bank requirement. Regulatory sign-off for this was received in 2009. However, ongoing maintenance on the pipeline continues in order to ensure that there is minimal impact on the environment during continued operations of the pipelines.

        Waste.    Potential risks associated with waste are a priority for us. Historical legacies are addressed in accordance with relevant legal requirements, and cleaner production techniques are implemented to address future risks. Where we acquire new plants, the attendant risks are identified and the necessary indemnities sought from the sellers. Where we have not secured such indemnities, we rely on the relevant assessment information to manage the associated liabilities of the non-material risks. New waste management legislation came into effect on 1 July 2009 in South Africa (excluding the provisions on the management of contaminated land) and is likely to have long-term implications on waste management practices and associated costs. It is, however, too early to estimate these as the implementation of the act is dependant upon the establishment of a National Waste Management Strategy that is currently being finalised.

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

        Product Registration.    The European Registration, Evaluation, and Authorisation of Chemicals (REACH) regulations that came into effect on 1 June 2007, aims to improve the protection of human health and the environment while maintaining competitive trade. We acknowledge the requirements of REACH and will ensure that these substances that constitute our products and that are subject to REACH will meet these requirements. We therefore embrace the opportunity to interact with our suppliers, customers and end users to fulfil these requirements. In order to ensure continued production and sale of our products in the EU we completed the first REACH milestone, namely the pre-registration of the Sasol produced or imported substances by November 2008. We are now preparing for registration by categorising our substances according to the specified volume ranges and chemicals regarded as of high concern. Refer to "Item 4.B—Business overview—Sasol Solvents, Sasol Olefins & Surfactants, Sasol Wax and Merisol".

        Further, we are following all changes in product registration requirements in regions such as the US and Asia-Pacific (e.g. China) in order to ensure compliance to these requirements and maintaining the ability to trade our products lawfully.

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

        National Environmental Management Act.    The National Environmental Management Act (the Act) provides for co-operative environmental governance and coordination of the environmental functions of the government. The Act regulates environmental authorisation requirements, compliance and provides for enforcement measures including provision for fines of up to R10 million. These enforcement measures also extend to special environmental management acts, such as the Biodiversity Act, the Protected Areas Act, the Waste Act, the Water Act and the Air Quality Act. The Act principally imposes a duty of care on persons who have or may pollute or degrade the environment and other responsible parties to take reasonable measures to prevent and remediate environmental damage, protects workers refusing to undertake environmentally hazardous work and provides for control over emergency incidents. It promotes access to environmental information, protects whistleblowers and allows for private prosecution and class actions. The Act includes provisions and requirements for environmental authorisations and impact assessments. The regulation of activities subject to prior undertaking of impact assessments and environmental authorisations has been revised in an effort to streamline the impact assessment requirements in support of economic growth objectives. However, the amendments impose stricter requirements in respect of environmental management programmes and permit the authorities to require financial security for compliance with the conditions of an authorisation, an environmental management programme and for closure. Non-compliances with provisions on, amongst other things, the duty of care and reporting of incidents, is now regarded as offences under the Act.

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

Air protection

        The National Environmental Management: Air Quality Act. This Act was recently promulgated, came into full effect on 1 April 2010. In terms of the act, the Department of Environmental Affairs (the Department) has set ambient air quality and minimum point source emission standards, declared Priority Areas for the implementation of Air Quality Management Plans and is currently reviewing atmospheric emission licences. This act imposes stricter standards on air quality management in South Africa, through the adoption of internationally accepted ambient and minimum point source emission standards. Compliance with the minimum point source emission standards will result in significant capital and operational costs. The minimum point source emission standards impose different standards for new and existing facilities to be complied with from 1 April 2010. New facilities must comply with the standards immediately. Existing facilities have five years within which to comply with standards imposed thereon and must comply with the standards imposed for new facilities within 10 years.

        The Department has declared the Vaal Triangle (where the Sasolburg plant is situated) and the Highveld area (where our Secunda operations are situated) as Priority Areas. The Vaal Triangle Priority Area Air Quality Improvement Plan has been finalised and implemented. Compliance with the provisions of this plan will have significant cost implications. A draft Highveld Priority Area Air Quality Improvement Plan has been finalised and submitted by the Department of Environmental Affairs for public comment. Implementation thereof is expected in the 2011 calendar year. The National Air Quality Management Framework was published in September 2007 and a second revision of this framework is still awaited. We further monitor air emissions at our plants to measure ambient air quality.

        Some of our processes in South Africa, especially coal gasification, result in relatively high carbon dioxide emissions. South Africa is considered a developing country in terms of the Kyoto Protocol and, accordingly, it is largely exempt from the emissions reductions required. Government has committed to emission reduction pledges under the voluntary Copenhagen accord in 2009 and formalised in Cancun in 2010. These emission reduction pledges have been included in a Climate Change Response Green Paper for South Africa expected to be formalised in a White Paper in the latter part of the 2011 calendar year. We are an active participant on the National Climate Change Committee as a representative of Business Unity South Africa to assist government in meeting its commitment. In addition, we participate on the Department of Trade and Industry Climate Change Committee which aims to address various climate change policy development issues. We are taking measures to reduce our emissions amongst other mitigation interventions, through the use of natural gas from Mozambique since 2004 as a partial replacement for coal. This change also reduced sulphur dioxide emissions and hydrogen sulphide odours from gasification operations in the Sasolburg region. This effort resulted in the significant reduction of greenhouse gas emissions. In addition, we have successfully registered a nitrous oxide emission reduction project using the CDM, and we are also advancing the registration of additional CDM projects in various areas of our business. In advancing our overall sustainable development performance, we have also developed new greenhouse gas targets for the group, including emissions intensity and absolute emission reduction targets. We have invested significant capital for energy efficiency improvements at various plants that have resulted in greenhouse gas reductions and improvements in ambient air quality.

        The newly installed natural gas turbines at our Secunda operations contribute significantly to carbon emission intensity reductions. During the past three years, we have also invested in renewable energy and carbon capture and storage projects. Implementation of these initiatives and investments are ongoing.

Waste and hazardous substances

        The National Environmental Management: Waste Act.    The National Waste Management Act, 59 of 2008, took effect on 1 July 2009. The act repeals certain sections of the Environment Conservation Act and introduces new legislative requirements on all aspects of waste management in a comprehensive manner. The act also regulates on contaminated land management, but this section of the act is not in effect yet and is dependent on the finalisation of the Framework for the Management of Contaminated Land, expected to be published in the second half of the 2011 calendar year. The act imposes various duties on holders of waste (being any person who stores, accumulates, transports, processes, treats and disposes of waste). These duties are potentially far reaching as waste is broadly defined. The act also requires licences to be obtained for the commencement, undertaking or conducting of waste management activities. The process for the application for these licences is similar to the process for obtaining environmental authorisations under the National Environmental Management Act. The act further regulates on waste information systems and provides for specific regulation of priority wastes. The first step towards the full implementation of the act is the finalisation of the National Waste Management Strategy expected to be published in the second half of the 2010 calendar year. The framework will provide for, amongst other things, the development of norms and standards for the classification of hazardous waste, targets for waste reductions and waste management measures such as re-use, recycling and reduction and integrated waste management.

        Hazardous Substances Act.    The Hazardous Substances Act provides for the control and licensing of substances that may cause injury, ill-health or death to human beings by reason of their toxic, corrosive, irritant, strongly sensitising or flammable nature.

        Regulations have also been proposed by the Department of Labour for inclusion in the Occupational Health and Safety Act, providing for the adoption of the United Nations Globally Harmonised System for the classification and labelling of chemicals. This will facilitate alignment with existing international practices.

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

Health and safety regulation

        Occupational Health and Safety Act.    The Occupational Health and Safety Act covers a number of areas of employment activity and use of machinery in South Africa, excluding mining activities. This act imposes various obligations on employers and others to maintain a safe workplace and minimise the exposure of employees and the public to workplace hazards and establishes penalties and a system of administrative fines for non-compliance.

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

        Occupational Diseases in Mines and Works Act.    This act relates to the payment of compensation in respect of certain diseases contracted by persons employed in mines or at locations where activities ancillary to mining are conducted. Any mine (including the Sasol Mining operations) at which risk work takes place is deemed to be a controlled mine in respect of the employees for whom the employer is required to make payments to the fund for occupational diseases, in order to meet relevant claims. Persons who are employed in controlled mines are required to have a certificate of fitness, which must be renewed from time to time. Recent case law on the interpretation of the act now provides for civil claims to be instituted against employers in addition to compensation claimed and awarded under this act.

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

        Regulation of hazardous substances.    Provisions for the protection of humans and the environment against the harmful effects of hazardous substances and preparations are provided in the Chemicals Act, the related ordinances on the Prohibition of Certain Chemicals and the Hazardous Incidents Ordinance. All hazardous substances, as per the scope identified in the EU REACH Regulation, are subject, to a registration and notification obligation before they can be brought onto the market. Hazardous substances and mixtures must be classified, labelled and packed in accordance with the EU Classification, Labelling and Packaging (CLP) Regulation in line with their hazardous properties. Further regulations prohibiting and limiting manufacture, marketing and use also apply.

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

        Regulation of hazardous substances.    Legislative Decree 52/1997 implemented in Italy the EU Directive relevant to classification, packaging and labelling of dangerous substances. Legislative Decree 65/2003 implemented the EU Directives relevant to classification, packaging and labelling or dangerous preparations. All hazardous substances, as per the scope identified in the EU REACH Regulation, are subject, to a registration and notification process before they can be brought onto the market. Hazardous substances and mixtures must be classified in accordance with the EU CLP Regulation in line with their hazardous properties. Further regulations prohibiting and limiting manufacture, marketing and use also apply.

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

Health and safety

        In April 2008, a new Legislative Decree (LD) 81/08, which is renewing and collecting all the legislation concerning Safety and Occupational Health with the exclusion of Major Hazards (Seveso), was published and came into effect on 14 May 2008. The new legislative decree covers the safety and health matters formerly defined by LD 626/94 and the aspect related to construction (buildings, scaffolds, etc). Some of the rules include:

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

United States

Environmental compliance

        Sasol NA, Sasol Wax and Merisol are subject to numerous federal, state, and local laws and regulations that regulate the discharge of materials into the environment or that otherwise relate to the protection of human health and the environment. As with the chemical industry, generally, compliance with existing and anticipated environmental, health, safety, and process safety laws and regulations increases the overall cost of business, including capital costs to construct, maintain, and upgrade equipment and facilities. These laws and regulations have required, and are expected to continue to require, Sasol NA, Sasol Wax and Merisol to make significant expenditures of both a capital and expense nature. Environmental compliance expenditures for our interest in Merisol, Sasol Wax and Sasol NA's manufacturing sites for the next five years are estimated to range from US$2 million to US$6 million per year.

Remedial action

        Active and former manufacturing sites.    Sasol NA has been investigating the remediation of soil and groundwater contamination at the Lake Charles chemical complex (LCCC) and Baltimore plant sites resulting from historical operations under orders issued by Louisiana and Maryland Departments of the Environment (DoE), respectively. Soil and groundwater remedial costs are not expected to exceed US$14 million. The Vinyl Chloride Monomer (VCM) Plant which was sold to Georgia Gulf in 1999 is also subject to US Resource Conservation and Recovery Act (RCRA) corrective action requirements. The current costs of monitoring the VCM Plant and Baltimore sites and any foreseeable remediation costs are not expected to be material.

        In addition to Sasol NA's operating sites, Sasol NA is partially reimbursed by Georgia Gulf Corporation against the costs of the remediation of three manufacturing operations sold in November 1999 and located in Aberdeen, Mississippi, Jeffersontown, Kentucky, and Oklahoma City, Oklahoma. Georgia Gulf has been released from liability at Mansfield, Massachusetts, where the business was sold but not the property. The Mansfield site, which is still owned by Sasol NA, has been extensively investigated and remediated since 1991, and the remediation of groundwater and an area of soil contamination is ongoing. The Aberdeen plant site has also been investigated under several orders issued by state authorities, and several areas of contamination have been remediated. Further investigations of part of the Aberdeen site are still being performed and the need for further remediation is currently being investigated and undertaken.

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

        The EECA also recommends removal actions for the "Main Channel Area" of Bayou Verdine. ConocoPhillips and Sasol NA intend to perform the Main Channel Removal Action under a Consent Decree. Under a Consent Decree, ConocoPhillips and Sasol NA hope to resolve all of the government's CERCLA claims against the companies in connection with the Calcasieu Estuary and will receive protection against CERCLA contribution claims by other "Potentially Responsible Parties" against the companies. An agreement has been reached with US EPA and the resource trustees concerning the scope of the "Main Channel Area" and natural resource restoration projects, as well as the amount of past agency response costs to be reimbursed by Sasol NA and ConocoPhillips. Sasol NA will pay 10% of these costs. The Consent Decree was entered on 24 March 2011, and remediation work has begun.

        Sasol NA's total estimated liability at 30 June 2011 for its 10% share of Bayou Verdine and the Calcasieu Estuary CERCLA Site is about US$1,2 million. Under the agreement for the acquisition of Sasol Chemie, 80% of Sasol NA's estuary related remediation costs are expected to be indemnified by RWE-DEA AG, and will continue to be indemnified until at least 1 March 2023.

Canada

        In 2011, Sasol acquired various interests in oil and natural gas properties in British Columbia through a joint venture partnership with Talisman Energy Inc. These subject properties are governed by numerous Canadian provincial (and to a lesser degree, federal) requirements.

  Oil and natural gas production

        The provincial Petroleum and Natural Gas Act (PNGA) and Oil and Gas Activities Act (OGAA) are the primary sources of regulatory controls over Sasol's interests in oil and gas producing areas in Canada. These statutes include a wide array of tenure, operational and public review requirements. A common theme of the requirements is that producers must hold applicable licences, leases, permits and other approvals.

  Water Protection

        Substantial volumes of water are needed for British Columbia oil and gas production. For example, large volumes of water are used to fracture shale gas formations. Extractions of water from ground and surface sources are regulated by the OGAA and the provincial Water Act. Water extraction wells are subject to requirements governing well tenure and location, construction and aquifer management. The piping of water to exploration or production sites is governed by special approval requirements (covering fisheries, pipeline construction, tenure and surface rights issues).

  Emissions

        British Columbia's Environmental Management Act (EMA) prohibits emissions, discharges and the like into the environment without prescribed permits. Several permits apply to activities at the British Columbia subject properties, covering releases to air and water.

  Contaminated sites

        Soil and groundwater contamination in the British Columbia oilpatch is regulated primarily by the contaminated sites regime in the EMA and its supporting Contaminated Sites Regulation (CSR). The EMA and CSR are highly prescriptive, and are further supported by detailed protocols and guidance documents published by the Ministry of Environment (MOE). The EMA and the CSR use numeric part-per-million standards to define contamination. The definition of "contamination" serves as a benchmark for determining exposure to remediation liability. Liability can be triggered in two ways: (a) a statutory cause of action enables parties who incur "remediation costs" at a "contaminated site" to recover those costs in a civil action from "responsible persons" (in addition to common law tort remedies available to a plaintiff); and (b) the MOE regulator may issue a remediation order against persons responsible for a "contaminated site".

  Fisheries

        The federal Fisheries Act is the primary source of requirements to protect fish and fish habitat. This Act prohibits, subject to applicable authorisations, the destruction or alteration of fish habitat and the release of "deleterious substances" in fish-bearing water bodies. The Fisheries Act is a prominent consideration in the construction of pipelines and roadways and extractions of surface water.

  Environmental Assessment

        Further development of the British Columbia properties might trigger one or both of provincial and federal environmental assessment (EAs) requirements. EAs commonly will require substantive public review and aboriginal (or First Nations) consultation. To date, none of the activities undertaken in relation to the Canadian operations have triggered an EA.

  First Nation consultations

        A unique and prominent factor in Canadian safety, health and environmental law (SHE law) is the recognition of First Nations rights and the reconciliation of those rights with those held by government or private individuals. In the case of British Columbia, the constitutional recognition of First Nations rights stems from Treaty 8, signed in 1899 between the Crown and First Nations. Government regulators as a result must often discharge a constitutional duty to "consult and accommodate" First Nations in the course of their regulatory functions. Local First Nations have, in the regulatory proceedings, raised concerns about their ability to pursue their Treaty 8 rights, including hunting, fishing, trapping, and gathering. Government consultation about such concerns should, according to case law, attempt to identify potential impacts on treaty rights and reach accommodations that allow, to the extent reasonable and practical, the treaty rights to be exercised. Many aspects of consultation and accommodation have been formalised in the British Columbia oilpatch in the form of agreements and procedures, which continue to evolve in response to judicial guidance. These agreements and procedures often delegate consultation duties to private operating entities. An overview of the First Nation engagement activities carried out of the venture indicated a comprehensive and proactive program in line with best practices for the industry. This engagement with First Nations includes, amongst other things, employment, training and business contracts.

  Occupational and workplace safety

        The provincial government's Workers Compensation Act and supporting regulations and policies set out detailed rules respecting workplace safety. Special rules (found in the Act's regulations) apply to the petroleum sector.

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

        On 31 December 2010, Decree 67/2010 was enacted to amend articles 23 and 24 and Annexure I and V mentioned in article 7 and on nr.3 of article 16 of Regulation on Environmental Quality and Effluent Emissions Standards (18/2004) of 2 June. Decree 67/2010 approves Annexure IA and IB. On 22 November 2010, new legislation was enacted, namely, Decree 56/2010, the Environmental Regulation for Petroleum Operations.

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

        In June 2005, we signed agreements with the Mozambican government for an offshore exploration licence in the Indian Ocean. Seismic activities were conducted from January to June 2007 following a comprehensive and detailed EIA process which took in excess of 13 months to complete and approve. To ensure an open and transparent process, Sasol promoted wide and active public consultation and engagement with all identified stakeholders, in line with the published EIA Regulations. As recommended in the EIA, Sasol undertook year long baseline and monitoring studies during 2007 pertaining to the potential impacts of shallow water exploration activities on sensitive receptors and in particular the resident dugong population and the artisanal fishery. Based on the outcomes and recommendations of the shallow water baseline and monitoring studies, we agreed to postpone all exploration activities in the shallow water environment, until the conclusion of the Strategic Environmental Assessment which is currently being planned by the Government of Mozambique. In August of 2008, Mozambique's Ministry for the Coordination of Environmental Affairs and the National Petroleum Institute were notified of our decision. Sasol is co-funding the Strategic Environmental Assessment of the coastal strip of Mozambique in conjunction with other stakeholders. In August 2008, Mozambique's Ministry for the Coordination of Environmental Affairs and the National Petroleum Institute were notified of our decision to contribute to the execution of the Mozambique Strategic Environmental Assessment (SEA) for an amount of US$300 000. The SEA is a condition precedent for Sasol to proceed with production EIA in a success case.

        The Simplified Environmental Impact Assessments for the planned onshore expansion aimed at the de-bottlenecking of the gas processing facility and the transportation pipeline have been concluded. The Environmental License for the Central Processing Facility (CPF) Expansion Project was issued in March 2009 and the project is currently in its final stage of execution and beneficial operation is expected in October 2011. The Simplified Environmental Assessment for the Pipeline Expansion Project has been amended to accommodate scope changes and the environmental licences have accordingly been issued by the MICOA.

        The Inhassoro Development EIA, which began in the 2008 calendar year and was due to be completed in the middle of the 2009 calendar year, was placed on hold, pending the drilling of an appraisal well to establish the feasibility of such a development. Drilling of an appraisal well was completed in May 2011 and is being evaluated.

        Mineral Rights.    Petroleum activities are regulated by the Petroleum Act and Regulation (Law 3/2001, of 21 February and Decree 24/2004, of 20 August, respectively). The National Petroleum Institute administers and regulates petroleum operations on behalf of the Mozambique Government. The Mozambique government encourages the exploration and development of the country's hydrocarbon potential within a certain project framework.

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

        Consent to Operate (CTO).    This is Oryx GTL's operating permit issued under the Authority of Law 30 of 2002 and its By-Law No. 4 of 2005 and is renewable on an annual basis. This permit stipulates general monitoring requirements, waste water quality standards, point source air emission standards, overall noise level limit, handling and storage of hazardous wastes, chemical use, records and emergency response programmes.

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

        The State of Qatar has implemented CDM, an initiative to reduce the emission of greenhouse gases. Gas flaring mitigation and the reduction of carbon emissions were among the two key areas focused on by Qatar as part of its commitment towards CDM.

        The Environmental Design Basis (EDB) stipulates the environmental standards that should be followed during the project phase.

        Health and safety regulation.    All medical professionals (including nurses, lab technicians, physiotherapists) have to be registered to practice in Qatar with the National Health Authority (NHA). Oryx GTL comply with all Qatar National Health Guidelines, which is in line with World Health Organization (WHO) standards. Oryx GTL's health centre is licensed with the NHA through Qatar Petroleum (QP).

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

  •
  Basel Convention on the Control of Trans-boundary Movements of Hazardous Wastes and their Disposal; and

  •
  Montreal Protocol on Substances that Deplete the Ozone Layer.

        Iran recently implemented a CDM, an initiative to work on a plan to reduce the emission of greenhouse gases by reduction of flow gas flaring at the petrochemical complexes.

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

 4.C    Organisational Structure

        Sasol Limited is the ultimate parent of the Sasol group of companies. Our wholly owned subsidiary, Sasol Investment Company (Pty) Ltd, a company incorporated in the Republic of South Africa, holds primarily our interests in companies incorporated outside South Africa. The following table presents each of Sasol's significant subsidiaries (including direct and indirect holdings), the nature of business, percentage of shares of each subsidiary owned and the country of incorporation at 30 June 2011.

Name	Nature of business	Percentage ownership		Country of incorporation
Sasol Mining (Pty) Ltd	Coal mining activities	89,8	(1)	South Africa
Sasol Mining Holdings (Pty) Ltd	Holding company for the group's mining interests	100		South Africa
Sasol Synfuels (Pty) Ltd	Production of liquid fuels, gases and chemical products and refining of tar acids	100		South Africa
Sasol Technology (Pty) Ltd	Engineering services, research and development and technology transfer	100		South Africa
Sasol Financing (Pty) Ltd	Management of cash resources, investment and procurement of loans (for South African operations)	100		South Africa
Sasol Investment Company (Pty) Ltd	Holding company of the group's foreign investments (and investment in movable and immovable property)	100		South Africa
Sasol Chemical Industries Limited	Production and marketing of mining explosives, gases, petrochemicals, fertilisers and waxes.	100		South Africa
Sasol Gas Holdings (Pty) Ltd	Holding company for the group's gas interests	100		South Africa
Sasol Oil (Pty) Ltd	Marketing of fuels and lubricants	75		South Africa
Republic of Mozambique Pipeline Investments Company (Pty) Ltd	Owning and operating the natural gas transmission pipeline between Temane in Mozambique and Secunda in South Africa for the transportation of natural gas produced in Mozambique to markets in Mozambique and South Africa	50	(3)	South Africa
Sasol Chemical Holdings International (Pty) Ltd	Investment in the Sasol Chemie group	100		South Africa
Sasol Chemicals Europe Limited	Marketing and distribution of chemical products	100		United Kingdom
Sasol Chemicals Pacific Limited	Marketing and distribution of chemical products	100		Hong Kong
Sasol Financing International Plc	Management of cash resources, investment and procurement of loans (for operations outside South Africa)	100		Isle of Man
Sasol Gas Limited	Marketing, distribution and transportation of pipeline gas and the maintenance of pipelines used to transport gas	100		South Africa
Sasol Group Services (Pty) Ltd	Supplier of functional core and shared services to the Sasol Group of companies	100		South Africa

Name	Nature of business	Percentage ownership		Country of incorporation
Sasol Oil International Limited	Buying and selling of crude oil	75	(2)	Isle of Man
Sasol Petroleum International (Pty) Ltd	Exploration, production, marketing and distribution of natural oil and gas and its by-products	100		South Africa
Sasol Canada Holdings Limited	Exploration, production, marketing and distribution of shale gas and its by-products	100		Canada
Sasol Polymers International Investments (Pty) Ltd	Holding company for Sasol Polymers' foreign investments	100		South Africa
Sasol Synfuels International (Pty) Ltd	Develop and implement international GTL and CTL ventures	100		South Africa
Sasol Wax International Aktiengesellschaft	Holding company for Sasol Wax (outside South Africa) operations	100		Germany
Sasol Wax GmbH	Production, marketing and distribution of waxes and wax related products	100		Germany
Tosas Holdings (Pty) Ltd	Investment holding company	75	(2)	South Africa
National Petroleum Refiners of South Africa (Pty) Ltd	Refining crude oil	47,73	(2)	South Africa
Sasol Chemie GmbH and Co. KG	Investment in the Sasol Germany GmbH, Sasol Solvents Germany GmbH and Sasol Olefins and Surfactants GmbH	100		Germany
Sasol Germany GmbH	Production, marketing and distribution of (chemical products) olefin and surfactant products	100		Germany
Sasol Solvents Germany GmbH	Production and marketing of solvents	100		Germany
Sasol Italy SpA	Trading and transportation of oil products, petrochemicals and chemical products and derivatives	99,9		Italy
Sasol Holdings USA (Pty) Ltd	To manage and hold the group's interests in the United States	100		South Africa
Sasol North America Inc.	Manufacturing of commodity and specialty chemicals	100		United States

(1)
This represents our effective holding through Sasol Mining Holdings (Pty) Ltd.

(2)
This represents our effective holding through our 75% interest in Sasol Oil (Pty) Ltd.

(3)
This represents our effective holding through Sasol Gas Holdings (Pty) Ltd.

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

        Pages M-1 to M-5 include maps showing the location of our coal properties and major manufacturing plants in South Africa.

Our Secunda facilities

        Our main manufacturing facilities are located at Secunda, and they are the base for our Synfuels operations and a range of our chemical industries operations, including explosives, fertilisers, monomers and polymers, solvents and tar. The approximate size of this property is 82,5 square kilometres (km2) with operating plants accounting for 8,35 km2.

Our Sasolburg facilities

        Our facilities at Sasolburg are the base for a number of our chemical industries operations, including ammonia, explosives, fertilisers, mining chemicals, phenols, solvents, polymers, tars and wax operations. The approximate total size of these properties is 51,4 km2.

        The size of the Natref refinery, also based in Sasolburg, is approximately 1,1 km2.

Our Mozambican facilities

        Our natural gas processing operations in Mozambique are operated by Sasol Petroleum Temane Limitada (a subsidiary of Sasol Petroleum International). These facilities, located some 700 km north of the Mozambican capital, Maputo, on a site of approximately 400 000 square metres (m2), extract and process natural gas from the Temane and Pande gas field. The processed gas is supplied to the South African gas market, utilising an underground high pressure pipeline, some 865 km in length and owned by Rompco.

Our Canadian facilities

        The Farrell Creek and Cypress A assets consist of a number of field production wells, gathering lines and a processing facility in the Montney Basin, in British Columbia, Canada. The approximate total size of these properties is 53 000 acres and 63 000 acres, for Farrell Creek and Cypress A, respectively.

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

Our facilities in the United States

        Various operations of Sasol Olefins & Surfactants are based at a number of locations in the US. The most significant of these facilities is located at Lake Charles, Louisiana (site size approximately 3 million m2; plant size 540 000 m2).

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

Our facilities in Qatar

        Oryx GTL is a gas-to-liquids plant, located at Ras Laffan Industrial City, situated along the northeast coast of Qatar (site size approximately 1 327 km2).

Our catalyst manufacturing facilities in Sasolburg and The Netherlands

        Sasol Cobalt Catalyst Manufacturing (Pty) Ltd is a wholly owned subsidiary of SSI and has the following catalyst manufacturing interests:

  •
  A fully owned 680 tpa cobalt catalyst manufacturing unit, situated in Sasol's Sasolburg site, 80 km south of Johannesburg, South Africa; and

  •
  A manufacturing agreement with BASF, De Meern, The Netherlands, which currently has two 680 tpa cobalt catalyst manufacturing units fully operational, dedicated exclusively to Sasol.

        The units above are sufficient to supply cobalt catalyst to current committed ventures and as future GTL and CTL ventures are realised. Sasol plans to expand its cobalt catalyst capacity to ensure supply.

Our facilities in Iran

        Arya Sasol Polymers Company consists of an Ethane Cracker and two Polyethylene plants located in a 72 hectare area within the Pars Special Economic Energy Zone in Bushehr Province on the Persian Gulf.

Mining properties and operations

Mine systems and their production capacity

        Sasol Mining operates six mines, the annual nominated capacities and actual production values are indicated in the following table:

  Nominated capacity and production

Mine	Nominated capacity per year(1) (Mt)	2011 actual production (Mt)	2010 actual production (Mt)
Bosjesspruit (Secunda)	8,2	6,8	7,6
Brandspruit (Secunda)	8,4	6,5	8,0
Middelbult (Secunda)	8,5	7,6	8,5
Syferfontein (Secunda)	9,7	9,7	9,9
Twistdraai Export (Secunda)	6,4	6,1	6,6
Sigma : Mooikraal (Sasolburg)	2,0	1,9	2,0

(1)
The 2011 nominated capacity of the mines is the expected maximum production of that mine during normal operational hours.

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

Processing operations

        Export business—Secunda operations.    The export business was initiated in August 1996 as part of a growth strategy. To date, a total of 46,2 Mt of coal has been exported and 5,7 Mt of coal has been sold locally. This was beneficiated from 123 Mt at the Twistdraai Export Plant, from 1996 through 2011. Coal is fed to the beneficiation plant from the existing Twistdraai mine. The beneficiation plant produces primary export product with an ash content of approximately 13,2% (air dried) as well as a secondary product for the Sasol Synfuels market.

        The export beneficiation plant has a design throughput capacity of 10,5 Mt per year. In 2011, 5,6 Mt was processed. The plant consists of a primary and secondary beneficiation stage. The primary stage comprises three modules with two identical feed streams each. The coal is fed at a rate of 300 tons per stream per hour, which is fed into three 800 millimetre (mm) diameter dense medium cyclones. There are a total of 18 cyclones in the primary stage. The secondary stage consists of two modules with two 1 000 mm diameter dense medium cyclones.

        The run of mine (ROM) coal is transported via overland conveyor belts to the export beneficiation plant from the Twistdraai mine. The export product is loaded onto trains by means of a rapid load-out system, and then transported to the Richards Bay Coal Terminal (RBCT) in KwaZulu-Natal.

        The existing nameplate capacity at the RBCT was increased from 76 Mt to 91 Mt per year, following the commissioning of the Phase V expansion in May 2010. Sasol Mining has a 5% share in the original capacity of this terminal, which corresponds to the existing entitlement of 3,6 Mt per year. For the foreseeable future, it is anticipated that Sasol Mining will only export approximately 2,85 Mt per year. This is due to Transnet Freight Rail constraints and the phasing in process of the new Phase V at RBCT.

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

Computation and storage of geological information

        Geological information is stored in a Sequel Server database. Data validation and quality checking through several in-house methods is conducted regularly. A decision has been made to install a new database (Acquire) during 2012. It is anticipated that this database will assist in maintaining data integrity. Data modelling is conducted by manual interpretation and computer-derived geological models, using the Minex 6 edition of the GEMCOM/MINEX software. Reserves and composite qualities are computed using established and recognised geo-statistical techniques.

General stratigraphy

        The principal coal horizon, the Number 4 Lower Coal Seam, provides some 88,9% (2010: 87,1%) of the total proved and probable reserves. The Number 4 Lower Coal Seam is one of six coal horizons occurring in the Vryheid Formation of the Karoo Supergroup, a permo-carboniferous aged, primarily sedimentary sequence. The coal seams are numbered from the oldest to the youngest.

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

        The other potential coal seam is:

  •
  The Number 2 Coal Seam at Middelbult Colliery and Impumelelo shaft have been included into Sasol Mining's reserve base.

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

•
Geological loss factor: the geological loss factors vary in the respective blocks from 6,8% (Bosjesspruit) to 35% (Block 5 East) and averages at 10% in the operational mines. The geological loss factor is a discount factor applied to the gross in situ tonnage to take into account as yet unobserved geological features, which may occur. The geological loss factor is therefore a function of the borehole density and known geological complexity of the area, as well as the judgment of the competent person involved.

•
Mine layout losses: the mine layout loss factors, expressed as a percentage of the in situ coal reserves used varies between 12% for Middelbult and 57% for Brandspruit where panels have been laid out but not scheduled The mine layout loss factor is a discount factor required to account for the expected loss of coal reserves, due to actual mining activities, not reaching the defined boundary of the mineable in situ coal reserve block. The mine layout loss factors applied are therefore a function of the complexity of the depicted actual and anticipated geological structures and the actual historical loss factors experienced.

•
Mine method losses: this is the coal left behind in the roof due to not mining the full seam. The reason for this being safety, leaving a protective layer of coal in the roof of the coal seam. Losses reported are 15,8% (2010: 12,8%) for Syferfontein, 0,7% (2010: 0,9%) for Twistdraai and 5,3% (2010: 8,3%) for Sigma Mooikraal.

•
Mining losses: mining loss factor, expressed as a percentage of the mineable in situ coal reserve, vary between 34% for Thubelisha Shaft (2010: 37,0%) and to adjust over 60% (2010: 58,2%) for the Number 2 Seam at Impumelelo and Middelbult. The factor for Twistdraai and Thubelisha is low due to the high proportion of stooping tons left and the factor for Syferfontein and Middelbult is higher than other mines due to the lack of high extraction. The mining loss factor is the discount factor required to account for the expected loss of coal reserves, due to actual mining activities, which requires support pillars to be left in situ. The mining loss factors applied are therefore a function of the mining method used and planned to be used, as well as the actual historical loss factors experienced.

  •
  Contamination factor: the contamination factor expressed as a percentage of the extractable coal reserve, vary between 0,38% (2010: 0,4%) for Syferfontein and 4,7% for Bossjespruit (2010: 4,2%). The contamination factor refers to the extraneous coal and non-coal material which is unintentionally added to the practical mining horizon, as a result of the mining operations. The contamination factors applied are therefore a function of expected geological conditions in the immediate roof and floor of the mining horizon, as well as the actual and historical contamination factors experienced. Contamination factors are also influenced by the equipment selection relative to the planned mining height.

  •
  Superficial moisture factor: the superficial moisture factor, expressed as a percentage of the extractable coal reserve, vary between 3,4% for Twistdraai and 4,7% for the C2 at Middlebult (2010: 4,2% for Thubelisha Shaft and Middelbult and 2,3% for Sigma Mooikraal). The superficial moisture refers to the extraneous moisture added to the extracted coal as a result of the mining operations. The factors applied are therefore based mostly on the historical factors experienced.

Reserve estimation (remaining reserves at 31 March 2011)

        We have approximately 4,6 billion tons (Bt) of gross in situ proved and probable coal reserves in the Secunda Deposit and approximately 1,4 Bt of recoverable reserves. The coal reserve estimations are set out in table 1 below. The different reserve areas are depicted on maps on pages M-4 and M-5, as well as whether a specific reserve area has been assigned to a specific mine.

Table 1.

Coal reserve estimations(1) as at 31 March 2011, in the Secunda area where Sasol Mining has converted mining rights (signed on 29 March 2010) in terms of the Mineral and Petroleum Resources Development Act, Act 28 of 2002

Reserve area	Gross in situ coal resource(2) (Mt)(5)	Geological discount (Mt)(5)	Mine layout losses (Mt)(5)	Extraction rate (%)	Recoverable reserves(3) (Mt)(5)	Beneficiated yield(4) (%)	Proved/ probable
Middelbult mine, number 4 seam	781	126	72	42	260	100	Proved
Middelbult mine, number 2 seam	162	32	89	40	17	100	Proved
Bosjesspruit mine	419	29	129	54,8	145	100	Proved
Twistdraai mine	52	3	18	57	27	P51,S20	Proved
Syferfontein mine	461	32	57	40	154	100	Proved
Brandspruit mine	192	13	110	56	50	100	Proved
Twistdraai Thubelisha shaft(6)	423	63	51	66	162	P35,S45	Proved
Impumelelo, Block 2, number 4 seam	814	122	310	43	207	100	Proved
Impumelelo, Block 2, number 2 seam	492	98	230	35	84	100	Proved
Block 2 South, number 4 seam	363	98	48	54	122	100	Probable
Block 2 South, number 2 seam	133	36	18	54	45	100	Probable
Block 5 East	184	64	22	45	47	100	Probable
Block 3 South	141	38	19	58	52	100	Probable

Total Secunda area	4 617				1 371

(1)
The coal reserve estimations in this table were compiled under supervision of Mr Viren Deonarain and Mr Jakes Lock. The "South African Code for Reporting of Minerals Resources and Minerals Reserves (The SAMREC Code 2007 edition)" dealing with competence and responsibility, paragraph 7, state Documentation detailing Exploration Results, Mineral Resources and Mineral reserves from which a Public Report is prepared, must be prepared by, or under the direction of, and signed by a Competent Person. Paragraph 9 states: A 'Competent Person' is a person who is registered with SACNASP, ECSA or PLATO, or is a Member or Fellow of the SAIMM, the GSS or a Recognised Overseas Professional organisation (ROPO). The Competent Person must comply with the provisions of the relevant promulgated Acts. Mr JD Conradie, on behalf of Gemecs (Pty) Ltd performed a comprehensive and independent audit of the coal resource/reserve estimations in February 2007. The estimates was certified as correct by one of the Gemecs (Pty) Ltd directors, Mr CD van Niekerk (Pr.Nat.Sci), who signed the statement in his capacity as a competent person and auditor. The current estimation still is in line with the audited reserve and resource statement of February 2007. The estimation of the reserves is compliant with the definition and guidelines as stated in the SAMREC and JORC codes, as well as SEC Industry Guideline 7. A third party audit was completed in July 2011. This audit concluded that there were no significant discrepancies in the geological database or models.

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

(4)
The P% of P51 refers to the export product yield from the recoverable coal reserve and the S% of S20 refers to secondary product yield, which will be supplied to the Sasol Synfuels factory. The balance of this is discard material. The secondary product yield dropped due to an increase in slimes generated.

(5)
Mt refers to 1 million tons. Reference is made of tons, each of which equals 1 000 kilograms, approximately 2 205 pounds or 1 102 short tons.

(6)
Twistdraai Colliery, Thubelisha shaft contains some coal which can be beneficiated for the export market. The project is currently in construction phase and production will start by 2012.

Coal qualities per associated reserve estimation (remaining reserves at 31 March 2011)

        In tables 2 and 3, additional information regarding coal qualities is provided.

Table 2.

Coal qualities, on an air dry basis, in respective coal reserve areas, where Sasol Mining has converted mining rights in respect of the Secunda mining complex in terms of the Mineral and Petroleum Resources Development Act, Act 28 of 2002.

Reserve area	Wet/ dry tons	Average Inherent Moisture Content (%)	Average Superficial Moisture Content (%)	Assigned/ unassigned	Steam/ metallurgical coal	Heat Value (air dry) basis MJ/kg	Sulphur (air dry basis)
Middelbult mine	Wet	4,1	4,7	Assigned	Steam	20,3	0,8
Bosjesspruit mine	Wet	3,5	4,2	Assigned	Steam	20,5	1,0
Twistdraai mine	Wet	3,6	3,4	Assigned	Steam	20,3	1,2
Syferfontein mine	Wet	5,5	4,2	Assigned	Steam	21,8	0,8
Brandspruit mine	Wet	3,9	3,8	Assigned	Steam	18,4	1,3
Twistdraai, Thubelisha shaft	Wet	4,4	4,0	Assigned	Steam	21,0	1,1
Impumelelo, Block 2, number 4 seam.	Wet	4,1	3,7	Assigned	Steam	18,1	1,2
Impumelelo, Block 2, number 2 seam	Wet	3,7	3,7	Assigned	Steam	17,5	0,8
Block 2 South, number 4 seam	Wet	4,1	3,1	Unassigned	Steam	18,2	1,2
Block 2 South, number 2 seam	Wet	3,6	2,7	Unassigned	Steam	17,4	0,7
Block 5 East	Wet	3,7	2,9	Unassigned	Steam	20,8	1,0
Block 3 South	Wet	3,4	3,6	Unassigned	Steam	21,9	0,7

Table 3.

Coal qualities, on an as received basis, in respective coal reserve areas, where Sasol Mining has converted mining rights in the Secunda mining complex in terms of the Mineral and Petroleum Resources Development Act, Act 28 of 2002.

Reserve area	Wet/ dry tons	Average Inherent Moisture Content (%)	Average Superficial Moisture Content (%)	Assigned/ unassigned	Steam/ metallurgical coal	Heat Value (as received) basis MJ/kg	Sulphur (as received basis)
Middelbult mine	Wet	4,2	4,7	Assigned	Steam	20,7	0,8
Bosjesspruit mine	Wet	3,6	4,2	Assigned	Steam	20,5	0,9
Twistdraai mine	Wet	3,6	3,4	Assigned	Steam	21,0	1,1
Syferfontein mine	Wet	5,5	4,2	Assigned	Steam	21,7	0,8
Brandspruit mine	Wet	4,0	3,8	Assigned	Steam	18,4	1,3
Twistdraai Colliery, Thubelisha shaft	Wet	4,4	4,0	Assigned	Steam	21,1	1,0
Impumelelo, Block 2, number 4 seam	Wet	4,1	3,7	Assigned	Steam	18,1	1,1
Impumelelo, Block 2, number 2 seam	Wet	3,8	3,7	Assigned	Steam	17,5	0,8
Block 2 South, number 4 seam	Wet	4,1	3,1	Unassigned	Steam	18,2	1,1
Block 2 South, number 2 seam	Wet	3,6	2,7	Unassigned	Steam	17,4	0,7
Block 5 East	Wet	3,7	2,9	Unassigned	Steam	20,8	0,9
Block 3 South	Wet	3,4	3,6	Unassigned	Steam	21,9	0,7

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

Legal rights on coalfields

        Prospecting permits and mining authorisations (including the underlying mineral rights) were substituted with interim statutory rights to be converted into new order rights in accordance with the transitional provisions of the Mineral and Petroleum Resources Development Act (Act 28 of 2002), which came into effect on 1 May 2004. Sasol Mining, therefore, held these interim statutory rights (old order mining rights) to mine more than 98% of the mineral rights previously owned in the Secunda area. Sasol Mining's old order mining rights consisting of 163 687 hectares of coal rights in respect of the Secunda area and 4 938 hectares in respect of the Mooikraal operation near Sasolburg were converted into new order mining rights on 29 March 2010. The four converted mining rights in respect of the Secunda Complex comprises the total reserve area depicted in table 1 and plan in attachment page M-5. Refer to also "Item 4.B Business Overview—Regulation of mining activities in South Africa". In respect of the Mooikraal Operation in the Free State, the relevant old order mining right was also converted and signed on 29 March 2010. In addition, Sasol Mining was granted a mining right in respect of small reserve blocks situated within or adjacent to the Mooikraal operation.

Sasolburg operations

Exploration history

        The Northern Free State area was first explored in the late 1930s. The exploration was conducted by drilling core recovery boreholes over the current Sasolburg area. Some boreholes were initially drilled by the South African government. The Sigma mine was established in 1950. Subsequent drilling by the General Mining and Finance Corporation in the 1960s identified more coal reserves in the southwest of the existing Sigma mine as well as extensions to the south and east. Page M-4 includes a map showing the location of our Sasolburg coal operations.

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

        The Sigma: Mooikraal mine started production during 2006. The production for 2011 is 1,9 Mt, where the number 3 B seam is mined.

Selected mining horizon

        The determination of the selected mining horizon is driven primarily by the required coal quality for the steam process at Sasol Infrachem. In order to define the mining horizon, detailed sampling, with associated coal seam descriptions, are conducted. From this, both a visual and chemical correlation of the plies are made.

Reserve estimation

        Sasol Mining has 63 Mt proved recoverable coal reserves for supply to Sasol Infrachem for steam generation from the number 3B coal seam. The reserve estimation is depicted in Table 4 below.

Table 4.

Coal reserve estimation(1) of proved and probable reserves, in areas where Sasol Mining has converted mining rights in the Sasolburg mining complex, in terms of the Mineral and Petroleum Resources Development Act, Act 28 of 2002.

Reserve area	Coal seam	Gross in situ coal resource(2) (Mt)(5)	Geological discount (Mt)(5)	Mine layout losses (Mt)(5)	Extraction Rate (%)	Recoverable Coal reserves(3&4) (Mt)(5)	Proved/ probable
Sigma : Mooikraal (Remainder)	3B	210	23	54	42	63	Proved

Total Sasolburg area		210	23	54	42	63	Proved

(1)
The coal reserve estimations in this table were compiled under supervision of Mr Viren Deonarain and Mr Jakes Lock. The "South African Code for Reporting of Minerals Resources and Minerals Reserves (The SAMREC Code 2007 edition)" dealing with competence and responsibility, paragraph 7, state: Documentation detailing Exploration Results, Mineral Resources and Mineral reserves from which a Public Report is prepared, must be prepared by, or under the direction of, and signed by a Competent Person. Paragraph 9 states: A 'Competent Person' is a person who is registered with SACNASP, ECSA or PLATO, or is a Member or Fellow of the SAIMM, the GSS or a Recognised Overseas Professional organisation (ROPO). The Competent Person must comply with the provisions of the relevant promulgated Acts. Mr JD Conradie, on behalf of Gemecs (Pty) Ltd performed a comprehensive and independent audit of the coal resource/reserve estimations in February 2007. The estimates were certified as correct by one of the Gemecs (Pty) Ltd directors, Mr CD van Niekerk (Pr.Nat.Sci), who signed the statement in his capacity as a competent person and auditor. The current estimation still is in line with the audited reserve and resource statement of February 2007. The estimation of the reserves is compliant with the definition and guidelines as stated in the SAMREC and JORC codes, as well as SEC Industry Guide 7. A third party audit was completed in July 2011. This audit concluded that there were no significant discrepancies in the geological database or models.

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

Coal qualities per associated reserve estimation (remaining reserves at 31 March 2011)

        In tables 5 and 6 additional information regarding coal qualities is provided.

Table 5.

Coal qualities on an Air Dry Basis, per reserve estimation area, in areas where Sasol Mining has converted mining rights in the Sasolburg mining complex in terms of the Mineral and Petroleum Resources Development Act, Act 28 of 2002.

Reserve area	Wet/ dry tons	Average inherent moisture content (%)	Average superficial moisture content (%)	Assigned/ unassigned	Steam/ metallurgical coal	Heat Value (air dry basis) MJ/kg	Sulphur (air dry basis)
Sigma : Mooikraal (Remainder)	Wet	4,8	4,0	Assigned	Steam	21,0	0,9

Table 6.

Coal qualities on an as received basis, per reserve estimation area, in areas where Sasol Mining has converted mining rights in the Sasolburg mining complex in terms of the Mineral and Petroleum Resources Development Act, Act 28 of 2002.

Reserve area	Wet/ dry tons	Average inherent moisture content (%)	Average superficial moisture content (%)	Assigned/ Unassigned	Steam/ metallurgical coal	Heat value (as received basis) MJ/kg	Sulphur (air dry basis)
Sigma : Mooikraal (Remainder)	Wet	4,9	4,0	Assigned	Stream	20,5	0,9

Synthetic oil activities

        Refer to "Item 4. D Property, plants and equipment—Mining properties and operations" for details regarding our mining properties, coal exploration techniques and the mining parameters and assumptions used during the estimation of synthetic oil reserves.

  Synthetic oil equivalent production, production prices and production costs

        The following table sets forth a summary of the synthetic oil equivalent average sales price and related production costs for the year shown:

	2011 South Africa (Rand per unit)	2010 South Africa (Rand per unit)
Average sale price per barrel	675,76	564,64
Average production cost per barrel	304,61	272,43

Oil and gas production and exploration operations

        Our natural oil and gas exploration, development and production activities are managed by Sasol Petroleum International (Pty) Ltd (SPI). Through SPI, its subsidiaries and Canadian holding companies, Sasol currently has equity in producing assets with proved natural oil and gas reserves in Mozambique, Gabon and Canada; and has additional equity licences in Africa and the Asia Pacific region for exploration and development.

Mozambique producing assets

        In Mozambique, natural gas and condensate is produced from the onshore assets, in which we hold a 70% working interest, under the terms and conditions of the Pande-Temane Production Petroleum Agreement (PPA). Production of natural gas and condensate is from the Temane, Temane East and Pande onshore gas fields via a central production facility located some 700 km north of the Mozambican capital, Maputo. The facilities have been fully operational since the start of production from Temane and Temane East in 2004. Production from Pande commenced in 2009. In 2011, the net economic interest production from the Pande-Temane PPA assets amounted to 79,7 billion standard cubic feet (Bscf) gas and 0,27 million barrels (Mbbl) condensate; and the net economic interest proved reserves at 30 June 2011 are estimated to be 1 521,4 Bscf gas and 4,5 Mbbl condensate.

Other Mozambique licences

        We also have equity in five non-producing licences. In the onshore Mozambique 'Pande-Temane PSA' licensed area we hold a 100% interest with Empresa Nacional de Hidrocarbonetos (ENH), the national oil company of Mozambique, being entitled, under the terms and Petroleum Sharing Agreement (PSA), to a calculated share in any production. Two areas have been declared discoveries and are currently subject to appraisal. The remaining exploration areas are being relinquished.

        Offshore Mozambique, we hold a 58,8% interest in the 'Blocks 16 & 19' Exploration and Production Concession Contract (our partner holds 41,2%), with ENH assigned a 15% carried interest until approval of the field development decision. One area of the licence has been declared a discovery and the assessment of the development potential is ongoing.

        The other offshore Mozambique licences are 'M-10' Exploration and Production Concession Contract and 'Sofala' Exploration and Production Concession Contract. In M-10, we have a 50% interest (our partner holds 50%), with ENH assigned a 15% carried interest until approval of the field development decision. In Sofala, we have a 100% interest, with ENH assigned a 15% carried interest until approval of the field development decision.

        The other onshore Mozambique licensed area is 'Block A' Exploration and Production Concession Contract, which was awarded in the 3rd Mozambique licence round in 2010 (effective from 1 June 2011). We hold a 100% interest in Block A, with ENH assigned a 10% carried interest until approval of the field development decision.

Gabon producing assets

        In Gabon, oil is produced from the offshore 'Etame Marin Permit' asset. Under the terms of the Etame Marin Permit Exploration and Production Sharing Contract, we hold a 27,75% interest in the areas covered by Production Permits and a 30% interest in permit exploration areas. The asset is operated by VAALCO Gabon (Etame) Inc. The permit contains three oil fields (Etame, Avouma and Ebouri) as well as other discoveries and prospects. The Etame field came on stream in 2002 and is producing oil through a floating production, storage and off-loading (FPSO) vessel moored above the Etame field. In 2007, the Avouma field was brought on stream and the Ebouri field was brought on stream in 2009. Both these fields produce oil via minimum facilities fixed platforms that are tied back by pipelines to the Etame FPSO where production is commingled and processed.

        In 2011, the net economic interest production from the Etame Marin Permit asset amounted to 1,9 Mbbl oil and the net economic interest proved reserves at 30 June 2011 are estimated to be 3,7 Mbbl oil.

Canada producing assets

        In Canada, natural gas and condensate is produced from the 'Farrell Creek' and 'Cypress A' shale gas assets which are located in the Montney Basin of British Columbia, Canada. We acquired our 50% working interest in both the Farrell Creek and Cypress A assets in 2011, with licence participation commencing 1 January 2011, from Talisman Energy Inc, who operate the assets under the terms and conditions of the Talisman Sasol Montney Partnership agreements. Our equity is held via Canadian holding companies, that are subsidiaries of Sasol Investment Company (Pty) Ltd, a wholly-owned subsidiary of Sasol Limited, and is managed by SPI. The Farrell Creek assets comprise 17 licences covering some 53 000 acres of land, 23 producing wells (at 30 June 2011), gas gathering systems and processing facilities. The Cypress A assets comprise 27 licences covering some 63 000 acres of land, 6 producing wells, gas gathering systems and processing facilities.

        In 2011, from the effective acquisition dates of 1 March 2011 and 10 June 2011, respectively, combined production from the Farrell Creek and Cypress A assets amounted to 2,9 Bscf gas and a small amount of condensate; and the net economic interest proved reserves at 30 June 2011 are estimated to be 54,9 Bscf gas and 0,02 Mbbl condensate.

Other areas

        In Papua New Guinea (PNG), we have an interest in four onshore Petroleum Prospecting Licences 'PPL-285', 'PPL-286', 'PPL-287' and 'PPL-288'. At 30 June 2011, we held a 51% interest in all four licences, but have agreed to farm down our equity in PPL-285 to 41%, with effect from May 2011. The equity change will be effective when the assignment is approved by the PNG authorities.

        In the offshore Northwest Shelf of Australia, we hold interests in two licences. In the 'WA-388' licence we have, since farming down in November 2010, an 18% interest in the licence; as part of the farm out operatorship was transferred to Apache Northwest Pty Ltd. In the 'ACP-52' licence we have a 45% interest. The ACP-52 licence is operated by Finder Exploration Pty Ltd.

        In Nigeria and the Nigeria/São Tomé e Príncipe Joint Development Zone, we currently hold an interest in four licences. In the offshore deepwater 'OML-140' Oil Mining Licence we have a 5% interest. The licence is operated by Chevron. One area of OML-140 has been declared a discovery and the assessment of the development potential is ongoing. The licence also includes part of the Bonga SW/Aparo (BSWAp) oil field in which we have a 0,375% interest. The 'BSWAp' field is operated by Royal Dutch Shell under the terms of a Pre-Unitisation Agreement. In the offshore deepwater 'OPL-214' Oil Prospecting Licence we have a 5% interest. The licence is operated by ExxonMobil. The licence includes three discoveries and the assessment of the development potential is ongoing. We are in the process of relinquishing, with the other licence concessionaires, our 6% interest in the 'OPL-247' Oil Prospecting Licence, and of divesting our 5% interest in the 'JDZ Block 1' licence to two of our partners. At 30 June 2011, the Nigerian Government's formal consent to relinquish OPL-247, as of 31 December 2010, had not been received. In July 2011, approval was received from the Nigeria/São Tomé e Príncipe Joint Development Authority relating to the sale of our interest in the JDZ Block 1.

        In South Africa, we have a 10% interest in the offshore 'Block 3A/4A' Exploration Rights/Production Rights licence that is operated by BHP Billiton.

Reserve disclosure

        Proved developed and proved undeveloped reserves estimates:    The table below summarises the proved developed and proved undeveloped reserves of natural oil and gas for the producing assets managed by SPI, as at 30 June 2011, based on average financial year prices. The total proved reserves estimate is 271,0 million barrels in oil equivalent terms.

Summary of natural oil and gas proved reserves at 30 June 2011

	Oil (million barrels)	Natural gas (billion standard cubic feet)	Total oil equivalent(1) (million barrels)
Proved developed
Mozambique	1,7	729,6	123,3
Gabon	3,7	—	3,7
Canada	—	7,2	1,2

	5,4	736,8	128,2

Proved undeveloped
Mozambique	2,8	791,8	134,8
Gabon	—	—	—
Canada	—	47,7	8,0

	2,8	839,5	142,8

Total proved reserves	8,2	1 576,3	271,0

(1)
One Bsfc of natural gas is converted at a Sasol conversion rate of 6 000 Bscf into one barrel oil equivalent.

        Mozambique proved reserves:    The Mozambique proved reserves are contained in the Pande-Temane PPA asset. These represent the net economic interest volumes that are attributable to SPI after the deduction of production tax. The reserves are limited by take or pay quantities defined by two existing gas sales agreements for the remainder of the terms of the contracts.

        Gabon proved reserves:    The Gabon proved reserves are contained in the Etame Marin Permit asset. These represent the net economic interest volumes attributable to SPI after application of the terms of the Production Sharing Contract.

        Canada proved reserves:    The Canada proved reserves, following the acquisition of the Farrell Creek and Cypress A assets, are disclosed for the first time at 30 June 2011. Full development of these assets will require around 3 000 wells, of which only 1% has been drilled to date. In view of the extensive remaining development programme, reserves are presently limited to those volumes of gas and condensate that are forecast to be produced from existing wells (as developed reserves) or from future wells that are in the approved annual work programme and budget (as undeveloped reserves). At this early stage in the development of the asset, recovery is estimated on a well by well basis by application of conservative type curves derived from analogue developments adjusted to reflect the initial production performance of our wells.

        Changes to proved reserves:    The table below presents in oil equivalent terms the proved reserves of natural oil and gas for the producing assets managed by SPI, over the years shown and identifies the reasons for the changes in the estimates.

Natural oil and gas proved reserves at 30 June 2011
(oil equivalent, million barrels)

	Mozambique	Gabon	Canada	Total
Balance at 30 June 2009	279,6	7,2	—	286,8
Revisions	2,9	(0,9)	—	2,0
Improved recovery	—	0,2	—	0,2
Extensions/discoveries	—	—	—	—
Production	(11,5)	(1,9)	—	(13,4)

Balance at 30 June 2010	271,0	4,6	—	275,6
Revisions	0,6	0,9	—	1,5
Improved recovery	—	0,2	—	0,2
Purchases	—	—	9,7	9,7
Commercial arrangements	—	(0,1)	—	(0,1)
Production	(13,5)	(1,9)	(0,5)	(15,9)

Balance at 30 June 2011	258,1	3,7	9,2	271,0

Proved developed
At 30 June 2009	132,5	6,8	—	139,3
At 30 June 2010	136,2	2,7	—	138,9
At 30 June 2011	123,3	3,7	1,2	128,2
Proved undeveloped
At 30 June 2009	147,1	0,4	—	147,5
At 30 June 2010	134,8	1,9	—	136,7
At 30 June 2011	134,8	—	8,0	142,8

        Proved undeveloped reserves converted to proved developed reserves:    During 2011, the capital expenditures made in Gabon, with the drilling of two new wells in the Etame Marin Permit, resulted in the conversion of 1,9 Mbbl of previously undeveloped oil reserves to proved developed reserves.

        Proved undeveloped reserves remaining undeveloped:    A significant volume of proved undeveloped natural gas reserves (around 800 Bscf) has remained undeveloped in the Mozambique Pande-Temane PPA asset for the last 5 years. This represents a volume of gas that will be recovered as part of the approved field development plan and which is required to satisfy the existing 20-year gas sales agreements. Additional compression and wells, which form part of the development plan to achieve contracted gas rates, will not be installed until existing wells and facilities are unable to meet demand. The volumes associated with these activities are presently classed as undeveloped reserves. Once compression is installed and additional wells drilled the undeveloped reserves will be re-classified as developed.

        Preparation of reserve estimates:    To ensure natural oil and gas reserves are appropriately estimated, are accurately disclosed and are compliant with current SEC regulations and Financial Accounting Standards Board (FASB) requirements, SPI has established and maintains guidelines and procedures (that are reviewed by suitably experienced independent external consultants) and a set of internal controls (that are in accordance with the requirements of the Sarbanes-Oxley Act of 2002). The internal controls cover, amongst others, the segregation of duties between those who prepare, review and approve the estimates; confirmation that those who estimate the reserves are appropriately qualified and experienced; the review, by a panel containing an experienced independent external assessor, of all estimated future production rates, future capital and operating costs to ensure that the assumptions, data, methods and procedures are appropriate; a review of the technologies used in the estimation process to determine reliability; confirmation that the compensation arrangements of those who are involved in the estimation of reserves are not materially affected by the reserves; and approval and authorisation arrangements to validate the economic assumptions and to ensure that only final, accurate, complete and consistent data are used in the estimation of reserves.

        The technical person within SPI who is primarily responsible for overseeing the preparation of natural oil and gas reserves is the General Manager: Technical Services. The qualifications of the current incumbent include a MA and MSc in Mathematics with 32 years experience in oil and gas exploration and production activities and 24 years experience in reserves estimation.

Natural oil and gas production, production prices and production costs

        Oil and gas production quantities:    The table below presents net production quantities, by final product sold, for the years shown.

	Net production quantities
Production for the year ended 30 June	Mozambique	Gabon	Canada	Other areas	Total
2009
Natural gas, billion cubic feet	65,3	—	—	—	65,3
Oil, million barrels	0,5	2,0	—	—	2,5
Total oil equivalent, million barrels					13,4
2010
Natural gas, billion cubic feet	68,0	—	—	—	68,0
Oil, million barrels	0,2	1,9	—	—	2,1
Total oil equivalent, million barrels					13,4
2011
Natural gas, billion cubic feet	79,7	—	2,9	—	82,6
Oil, million barrels	0,3	1,9	—	—	2,2
Total oil equivalent, million barrels					15,9

        Oil and gas production process and costs:    The table below summarises the natural oil and gas average sales prices and related production costs for the years shown:

Average sales prices and production costs for the year ended 30 June	Mozambique	Gabon	Canada	Other areas
	(Rand per unit)
2009
Average sales prices
Liquids*, per barrel	439,0	475,1	—	—
Natural gas, per thousand cubic feet	14,9	—	—	—
Average production cost per thousand cubic feet/barrel**	3,3	93,4	—	—
2010			—
Average sales prices			—
Liquids*, per barrel	324,2	455,4	—	—
Natural gas, per thousand cubic feet	11,2	—	—	—
Average production cost per thousand cubic feet/barrel**	2,6	116,21	—	—
2011
Average sales prices
Liquids*, per barrel	451,0	558,4	551,8	—
Natural gas, per thousand cubic feet	11,9	—	23,9	—
Average production cost per thousand cubic feet /barrel**	2,3	80,8	7,9	—

*
—Liquids comprise natural oil and condensate.

**
—Production cost adjusted for derivative instrument. These do not include ad valorem and severance taxes, per unit of production.

Drilling and other exploratory and development activities

        Exploratory and development wells:    The table below summarises the gross natural oil and gas drilling activities for the years shown:

Number of wells drilled for the year ended 30 June	Mozambique	Gabon	Canada	Other areas	Total
	(number of wells drilled)
2009
Exploratory well—discovery	2	1	—	—	3
Exploratory well—dry	—	1	—	—	1
Development well—productive	—	2	—	—	2
Development well—dry	—	—	—	—	—
2010
Exploratory well—discovery	—	1	—	—	1
Exploratory well—dry	—	2	—	—	2
Development well—productive	—	1	—	—	1
Development well—dry	—	—	—	—	—
2011
Exploratory well—discovery	1	—	—	—	1
Exploratory well—dry	2	1		2	5
Development well—productive	3	2	—	—	5
Development well—dry	—	—	—	—	—

        Exploratory and development activities 2009:    In Mozambique, the second phase of the onshore Mozambique Pande-Temane PPA development was completed. In-field flow lines and a trunk line were constructed to enable the transportation of gas and condensate from the Pande field to the central processing facilities where gas from the Pande field is co-mingled with gas from the Temane fields before treatment, ready for sale and transportation.

        In the Gabon Etame Marin Permit, the development of the Ebouri field was completed. A minimum facilities fixed platform and pipeline were installed and commissioned and two development wells were drilled. The Ebouri field came on stream in January 2009. An appraisal well was drilled in the northern area of Ebouri to delineate the extent of the reservoir. In addition, an exploration well, ETNM-1, was drilled on the North Etame prospect but this well was dry.

        Exploratory and development activities 2010:    Key activities undertaken in the Gabon Etame Marin Permit, with the commencement of a rig programme, continued into 2011. The programme included the drilling of a development well (EEBOM-4H), which was placed in production, the workover of a development well (EEBOM-3H), and the drilling of an exploration well (ETSEM-1) and the discovery of oil in the South-East Etame prospect.

        Mozambique exploratory and development activities 2011:    In the Pande-Temane PPA asset, five Pande wells were successfully worked over. Of these, three are now producing and two are suspended. Other activities included the successful acid remediation treatment on the water disposal well and the drilling of a shallow water disposal well to provide additional water disposal facilities. Work is underway to increase the throughput capacity of the central processing facilities.

        In the Pande-Temane PSA licence, three wells were drilled. One, a horizontal well (Inhassoro-9z) was drilled to appraise the reservoir in the Inhassoro field, where liquid hydrocarbons were encountered as anticipated. The second well (North Save-1) encountered non-commercial hydrocarbons and is considered to be dry, the third well (Falcao-1) was dry. Both these wells have now been plugged and abandoned. Other activities in the licence included the final abandonment of a well drilled by a previous operator and the rehabilitation of two old drilling sites.

        Airborne gravity and magnetic surveys have been undertaken over areas of the onshore Area A licence and the offshore M-10 and Sofala licences. Analysis of the acquired data is now under way. The Njika discoveries, which were disclosed as productive exploratory wells in 2009, could become commercial on a tie-back basis. The re-evaluation of these discoveries will be undertaken when the results of drilling in the M-10 licence are known.

        Gabon exploratory and development activities 2011:    In the Etame Marin Permit, the rig programme that started in 2010 was completed. The two development wells (ET-7H and ETBSM-2H) drilled are now producing. Two exploration side-track wells (which are not included in the table above) were drilled on South-East Etame discovery, one encountered hydrocarbons but the other was dry. An exploration well (ETOMG-1) drilled to test the Omangou prospect was also dry. Other activities undertaken include the completion of concept selection studies for the Etame Expansion Project and the installation of subsea conductor guides in preparation for additional wells in the Avouma and Ebouri fields.

        Canada exploratory and development activities 2011:    A number of wells were drilled in the year but all were completed before our participation became effective (and are therefore not included in the table above). At 20 June 2011, 10 rigs and one hydraulic fracturing crew were active.

        Other areas exploratory and development activities 2011:    In Papua New Guinea, an exploration well (Awapa-1) was drilled in the PPL-285 licence. The well was dry and has been plugged and abandoned. Also in Papua New Guinea, a 2D seismic survey was acquired, over PPL-285 (227 km), PPL-286 (70 km) and PPL-288 (75 km).

        In Australia, an exploration well (La Rocca-1) was drilled in the WA-388P licence. The well was dry and has been plugged and abandoned. In the Australia ACP-52 licence a 3D seismic survey (517 km2) was acquired.

        In Nigeria, technical studies have been undertaken which will lead to a recommendation to drill two exploration commitment wells in the OPL-214 licence. In the OML-140 licence, pre-front end engineering and design (FEED) studies continue for the BSWAp field development project.

        In South Africa, a prospectivity review of the Block 3A/4A licence is being undertaken.

        Capitalised exploratory well costs:    The table below summarises the capitalised exploratory well costs, providing the amount of costs that are capitalised pending the determination of proved reserves at the beginning and at the end of the year.

	Mozambique	Gabon	Canada	Other areas	Total
	(Rand in millions)
Balance at 30 June 2010
Capitalised exploratory wells costs pending the determination of proved reserves	1 027,1	15,9	—	331,2	1 374,2
Additions of capitalised exploratory wells costs	114,2	31,3	—	1,5	147,0
Capitalised exploratory well costs reclassified to wells, equipment and facilities in the year	—	—	—	—	—
Capitalised exploratory well costs charged to expense in the year	—	—	—	(8,9)	(8,9)
Translation	—	(2,9)	—	(38,9)	(41,8)

Balance at 30 June 2011
Capitalised exploratory wells costs pending the determination of proved reserves	1 141,3	44,3	—	284,9	1 470,5

        Mozambique capitalised exploratory well costs:    In the Pande-Temane PSA licence R650,2 million exploratory well costs continue to be capitalised for a period greater than one year after the completion of drilling. This amount mainly relates to the exploration drilling conducted and completed in 2008 and the declaration of discovery areas. Appraisal drilling activities commenced in 2009, continued in 2011 with the drilling of an appraisal well (Inhassoro 9-z) and in 2012, will entail an extended well test. The results of the appraisal programme will determine the possible liquids and gas developments in the Pande-Temane PSA licence.

        In Blocks 16 & 19, R421,5 million exploratory well costs continue to be capitalised for a period greater than one year after the completion of drilling. This amount relates to the exploration drilling conducted and completed in 2009 on two offshore exploration wells (Njika-1 and Njika-2) and the declaration of a discovery area. Activities continue to determine if the discovery could be commercial on a tie-back basis to a development in the adjacent M-10 or Sofala licences.

        Gabon capitalised exploratory well costs:    In the Etame Marin Permit, the exploratory well costs that continue to be capitalised relate to the exploration well (ETSEM-1) that resulted in a discovery in June 2010. Since then, geological and reservoir evaluations have been conducted in order to determine the oil-in-place and potential recoverable volumes in the structure. Studies are currently underway with a view to determining potential field development concepts and the commercial viability of such concepts. Future work required to mature these contingent resources into proved reserves include studies to determine the optimum development concept, together with production, cost and schedule profiles and economic analysis to determine the commercial viability of a field development.

        Other capitalised exploratory well costs:    In Nigeria , and the Nigeria/São Tomé e Príncipe Joint Development Zone the exploratory well costs that continue to be capitalised relate to the OML-140 licence, the OPL-214 licence and the JDZ Block 1 licence.

        For the OML-140 licence, costs continue to be capitalised pending the completion of pre-FEED studies on the BSWAp development concept and the assessment of the recoverable volumes from a potential Nsiko field development, following the completion of feasibility studies.

        For the OPL-214 licence, costs continue to be capitalised pending the assessment of the recoverable volumes from a potential Uge field development, following the completion of feasibility studies.

        For the JDZ Block 1 licence, the costs that continue to be capitalised relate to the Obo discovery which is to be appraised with a two well drilling programme scheduled for 2012. The treatment of these costs will be determined on completion of the divestment of our interest to two of our partners.

Present activities

        Wells being drilled and temporarily suspended wells:    The table below summarises the gross number of natural oil and gas wells being drilled or that are temporarily suspended at 30 June 2011.

	Mozambique	Gabon	Canada	Other areas	Total
	(number of wells)
Wells being drilled	—	—	10	—	10
Suspended wells	18	—	—	—	18

        Mozambique present activities:    In the Pande-Temane asset, planning is underway to hook-up the two wells that were worked over in 2011, to the flow and trunk lines that will transport production to the central processing facilities, with completion of the work scheduled in 2012. Hook-up of the water disposal well to the central processing facilities is also scheduled in 2012. Work on the compressors at the central processing facilities is being undertaken to lower the inlet pressure. Additionally, work continues on the project to increase the throughput capacity of the central processing facilities to 183 petajoules per annum (PJ/a).

        In the Pande-Temane PSA licence, a programme is underway to appraise the two discovery areas (Pande/Corvo/Tafula and Temane/Temane East/Inhassoro) and the viability of a liquids development is being determined.

        In the Blocks 16 & 19 licence, re-interpretation work of the 3D seismic data is underway and a reservoir engineering study is being undertaken on the Njika discovery. The results of this work will assist in reservoir quality predictions and assess how productivity could be improved. In the M-10 licence, planning activities, including site surveys, have commenced for drilling one exploration well. In the Sofala and Area A licences, processing work on the data obtained from the airborne gravity and magnetic surveys is being undertaken. In Area A, an environmental impact assessment is being conducted.

        Gabon present activities:    In the Etame Marin Permit, asset surface facilities equipment is being constructed to enable the drilling and completion of future wells in the Avouma and Ebouri fields, and the design of the new wells, scheduled to be drilled in 2012, is being undertaken. Feasibility studies to expand the production facilities in the Etame field have commenced with project sanction scheduled for early in 2012. Additionally, a produced water system for the Avouma platform is being engineered.

        Canada present activities:    For the Farrell Creek assets, 10 rigs are active and 10 development wells are being drilled. Additionally, the processing of 3D seismic data is being undertaken. No drilling activity in the Cypress A assets is currently planned for the immediate future.

        Other areas present activities:    In Papua New Guinea, the interpretation of the seismic data, acquired in 2011, is being undertaken on the PPL-285, PPL-286 and PPL-287 licences.

        In Australia, seismic reprocessing work and geological and geophysical study work is being undertaken for the WA-388P licence. In the ACP-52 licence, the interpretation of the seismic data, acquired in 2011, is being undertaken.

        In Nigeria, preparatory work for drilling two exploration wells in the OPL-214 licence is under way and a plan for the development of the Uge discovery is being considered. In the OML-140 licence, pre-FEED studies continue for the BSWAp field development project.

        In South Africa, an evaluation of the work on the Block 3A/4A licence undertaken by the operator is being conducted.

Delivery commitments

        Mozambique assets production:    All Pande-Temane PPA natural gas produced, other than royalty gas that is provided to the Mozambican government, is exported to South Africa and sold to Sasol Gas. Sasol Gas uses the gas for marketing in South Africa and as part of the feedstock for Sasol's chemical and synthetic fuel operations in Secunda and Sasolburg. The Mozambican government is dedicating royalty gas for use in the vicinity of the processing plant in Temane as well as developing the gas market in Maputo. The Pande-Temane natural gas condensate is currently sold locally at the central production facilities. The buyer trucks the condensate to Beira, Mozambique, for export via the port of Beira to offshore markets.

        Gabon assets production:    Oil production from Etame Marin Permit operations is sold internationally on the open market. An annual sales contract is typically entered into for the sale of the Etame Marin Permit oil based on a competitive bidding process with sales prices linked to international oil prices. The current Sale and Purchase Agreement, for 2011, required all production from Etame Marin Permit to be delivered to the buyer.

        Canada assets production:    Shale gas from the Farrell Creek and the Cypress A assets is sold by the Talisman Sasol Montney Partnership under a long-term marketing agreement which is currently valid until 2024. Production of shale gas is sufficient to meet obligations. Gas egress capacity is obtained via existing pipeline infrastructure, under the provisions of medium- to long-term gas transmission contracts. The partnership has the ability to assume, and will remain liable for, gas transmission contracts should the marketing agreement be terminated earlier than envisaged. The gas transportation market is highly liquid and availability of gas transmission capacity is not a concern, with the managing partner (Talisman) ensuring placement of additional gas transmission capacity in the open gas transmission market. The small quantities of condensate are sold under the same marketing agreement.

Oil and gas properties, wells, operations and area

        Productive wells and area:    The table below provides details of the productive wells and area at 30 June 2011.

	Mozambique	Gabon	Canada	Other	Total
Productive oil wells (number)
Gross	—	12	—	—	12
Net	—	3,3	—	—	3,3
Productive gas wells (number)
Gross	22	—	29	—	51
Net	15,4	—	14,5	—	29,9
Developed area (km2)
Gross	1 745	116	90	—	1 951
Net	1 222	32	45	—	1 299
Undeveloped area (km2)
Gross	38 122	2 958	385	68 896	110 388
Net	30 219	821	193	23 497	54 730

        Licence terms Mozambique:    The Petroleum Production Agreement for the Pande-Temane PPA asset expires in 2034 and carries two possible five year extensions. There are no remaining licence obligations.

        In the Pande-Temane PSA licence, there are two discovery areas (Pande/Corvo/Tafula and Temane/Temane East/Inhassoro) which are currently being appraised. The appraisal phase is scheduled to end in December 2012. The remaining exploration areas of the licence are in the process of being relinquished. The Block 16 & 19 licence is in the 3rd exploration period which expires in June 2013. There are no remaining commitments. The M-10 licence is in the 2nd exploration period which carries a one well commitment and is due to expire in January 2013. The 3rd exploration period, if entered, will expire in January 2015. The Sofala licence is in the 2nd exploration period which carries seismic and gravity survey commitments and is due to expire in January 2013. The Area A licence is in the 1st exploration period which carries seismic and gravity survey commitments and is due to expire in May 2014. The 2nd and 3rd exploration periods, if entered, will expire in May 2016 and May 2019, respectively.

        Licence terms Gabon:    The exploration area of the Gabon Etame Marin Permit expires in July 2014 and the Exclusive Exploitation Authorisations for Etame, Avouma and Ebouri expire in August 2011, March 2015 and June 2016, respectively. An extension to the Etame Exclusive Exploitation Authorisation has been applied for to July 2016 and an amendment to the Etame Production Sharing Agreement is being prepared.

        Licence terms Canada:    The Farrell Creek assets currently comprise 17 licences all with varying expiry dates from 2011 up until 2020. All of the licences that are due to expire in 2011 will be extended. Licence 57483 which is due to expire in December 2011 will be extended as there are sufficient drilling credits to validate a 10 year extension. Licence 60073 which is due to expire in November 2011 is licensed to drill and in the success case will be extended to November 2016. Licences 60075 and 60076, which are also due to expire in November 2011, will be grouped and validated with the drilling of a well and an application for the five year lease will be made prior to the expiry.

        The Cypress A asset currently comprises 27 licences all with varying expiry dates from 2012 up until 2020. Licences will be extended as and when required.

        Licence terms other areas:    The Papua New Guinea licences are all in the 2nd exploration term. A proposal to amend the terms of the PPL-287 licence, which expired in August 2011, was submitted in July 2011, we are awaiting a response. The 2nd terms of the PPL-285, PPL-286 and PPL-288 licences expire in October 2011 and studies are under way to determine our future plans.

        The Australia WA-388P licence current Year 5 term ended in August 2011 with entry into the Year 6 term. The ACP-52 licence current Year 3 term ends in May 2012.

        The Nigeria OPL-214 licence, for exploration, expires in June 2012. The OML-140 licence, for development and production expires in 2029.

Supplemental oil and gas information

        Supplemental oil and gas information:    See "Item 18—Financial Statements—Supplemental Oil and Gas Information" relating to natural oil and gas producing activities.

ITEM 4A.    UNRESOLVED STAFF COMMENTS

        There are no unresolved written comments from the SEC staff regarding our periodic reports under the Exchange Act received more than 180 days before 30 June 2011.

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        This section should be read in conjunction with our consolidated financial statements included in "Item 18—Financial Statements" as at 30 June 2011, 2010 and 2009, and for the years ended 30 June 2011, 2010 and 2009, including the accompanying notes, that are included in this annual report on Form 20-F. The following discussion of operating results and the financial review and prospects as well as our consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

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

5.A    Operating results

Company and business overview

        Sasol is an integrated energy and chemicals company. We add value to coal, natural oil and gas reserves, using these feedstocks to produce liquid fuels, fuel components and chemicals through our proprietary processes. We mine coal in South Africa and produce natural gas and condensate in Mozambique, oil in Gabon and shale gas in Canada. We continue to advance our upstream oil and gas activities in West and Southern Africa, the Asia Pacific region and Canada. In South Africa, we refine imported crude oil and retail liquid fuels through our network of 406 Sasol and Exel service stations, which include five Sasol branded integrated energy centres, and supply gas to industrial customers. We also supply fuel to other licensed wholesalers in the region.

        We have chemical manufacturing and marketing operations in South Africa, Europe, the Middle East, Asia and the Americas.

        Through Sasol Synfuels International (SSI), we are focused on commercialising our coal-to-liquids (CTL) and gas-to-liquids (GTL) technology internationally. Our first international GTL plant, Oryx GTL, was brought into operation in 2007 in response to the growing international interest in our GTL offering and we expect the second GTL plant, Escravos GTL, currently under construction in Nigeria, to come into operation in 2013. We are promoting our CTL technology in and India, and GTL technology in Uzbekistan and North America.

        We employ approximately 33 700 people worldwide and remain one of South Africa's largest investors in capital projects, skills development and technological research and development.

        The group has nine reportable segments that comprise the structure used by the group executive committee (GEC) to make key operating decisions. While the information is presented by cluster, the underlying business unit information in each of the clusters is still presented to the GEC and board. We have continued to present each of the business units as reporting segments.

        While Sasol Petroleum International (SPI) and SSI do not meet the quantitative criteria for disclosure as a separate segment, they are expected to become significant contributors to the group's performance in future years as the upstream supplier of resources for the group's GTL and CTL activities. Consequently, the GEC has chosen to include SPI and SSI as reportable operating segments, as we consider this presentation to be appropriate in light of their strategic importance to the group.

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

        Market prices for crude oil, natural gas and petroleum products fluctuate as they are subject to local and international supply and demand fundamentals and factors over which we have no control. Worldwide supply conditions and the price levels of crude oil may be significantly influenced by international cartels, which control the production of a significant proportion of the worldwide supply of crude oil, and by political developments, especially in the Middle East and North Africa.

        The volatility of the crude oil price is illustrated in the following table, which shows the annual high, low and average of the European Brent crude oil price (free on board) in US dollars for the past ten years and to 30 September in the 2011 calendar year:

	US dollars per barrel (US$/b)
Financial year	Average(1)	High	Low
2001	28,38	37,43	22,23
2002	23,24	29,22	16,51
2003	27,83	34,94	22,82
2004	31,30	39,22	25,51
2005	46,17	58,50	35,36
2006	62,45	74,45	52,84
2007	63,95	78,26	49,95
2008	95,51	139,38	67,73
2009	68,14	143,95	39,41
2010	74,37	88,09	58,25
2011 (through 30 June)	96,48	126,64	70,61
July 2011	116,97	118,99	109,82
August 2011	110,22	116,48	103,06
September 2011	112,88	117,99	105,25

Source: Energy Information Administration (US Department of Energy)

(1)
The average price was calculated as an arithmetic average of the quoted daily spot price.

        On 30 September 2011, the price of European Brent crude oil was US$105,25/b.

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

        We make use of derivative instruments, including commodity options and futures contracts of short duration from time to time, as a means of mitigating price and timing risks on crude oil and other energy-related product purchases and sales. While the use of these derivative instruments provides some protection against short-term volatility in crude oil prices, it does not protect against longer-term trends in crude oil prices.

        As a result of the group's substantial capital investment programme and cash flow requirements, we deemed it necessary to shield the group's income from fluctuations in crude oil prices by means of appropriate hedging strategies.

        In 2009, we hedged the equivalent of approximately 30% of Sasol Synfuels' production (45 000 barrels per day (bpd)). A zero cost collar hedge was entered into in August 2008 in terms of which the group was protected at crude oil prices below US$90/barrel (b), and benefited from crude oil prices up to US$228/b. A similar crude oil hedge was entered into for approximately 30% (550 000 b) planned production from Sasol Petroleum International's West African output for a range between US$90/b and US$240/b. As a result of the significant decrease in crude oil prices during 2009 (average dated Brent was US$68,14/b in 2009 compared to US$95,51/b in 2008), the settlement of the oil hedges in May 2009 resulted in a net cash inflow of R5,1 billion for the year ended 30 June 2009.

        While we believe that this hedging strategy has been appropriate in the past, there are other risk mitigation measures, such as cost containment, cash conservation and capital prioritisation, which need to be considered in conjunction with this strategy. In 2010, we did not hedge as in the past, as we did not consider there to have been value in the zero cost collars available in the market at that time.

        In March 2011, we entered into a zero cost collar for 4,56 million barrels of oil, equivalent to approximately 30% of our planned Sasol Synfuels' production and Sasol Petroleum International's West African output for the final quarter of 2011. In terms of the hedge, the group was protected at crude oil prices below US$85,00/b, and benefited from crude oil prices up to US$172,77/b. As a result of the volatility in crude oil prices during the period in which the oil hedge was in effect, the settlement of the oil hedges in June 2011 had no cash flow impact for the year ended 30 June 2011 as the crude oil price remained within the zero cost collar range for the duration of the oil hedge. This situation is monitored regularly to assess when a suitable time might be to enter into an appropriate hedge again in the future. Refer to "Item 11.—Quantitative and qualitative disclosure about market risk".

        In 2012, for budgeting and forecasting purposes, we estimate that for every US$1/b increase in the annual average crude oil price, our group operating profit will increase by approximately R612 million. This estimate is applicable for a US$108/b crude oil price and an average rand/US dollar exchange rate of R7,15. It should be noted that in the current volatile environment, these sensitivities could be materially different than those disclosed depending on the crude oil price, exchange rates, product prices and volumes.

  Exchange rate fluctuations

        The rand is the principal functional currency of our operations. However, a large part of our group's turnover is denominated in US dollars and some part in euros, derived either from exports from South Africa or from our manufacturing and distribution operations outside South Africa. Approximately 90% of our turnover is linked to the US dollar as petroleum prices in general and the price of most petroleum and chemical products are based on global commodity and benchmark prices which are quoted in US dollars. A significant part of our capital expenditure is also US dollar denominated, as it is directed to investments outside South Africa or constitutes materials, engineering and construction costs imported into South Africa.

  Source: Thomson Reuters

        After the significant weakening of the rand against the US dollar in 2002, the rand appreciated against the US dollar between 2003 and 2005. This appreciation had a negative impact on our operating results over this period. In 2006, the rand began to weaken against the US dollar. In 2008, the rand weakened slightly against the US dollar and in 2009, the rand further weakened by 24% against the US dollar, with the average rate for 2009 being R9,04 per US dollar compared to R7,30 per US dollar in 2008. In 2010, the rand strengthened by 16% against the US dollar, despite the global economic crisis and the fragility of the beginnings of the global economic recovery, with the average rate for the year being R7,59 per US dollar. In 2011, the rand furthetr strengthened by 8% against the US dollar, with the average rate for the year being R7,01 per US dollar. The further strengthening of the rand had a negative impact on our operating results in 2011. The relationship between the euro and US dollar impacts the profitability of our European operations, where our costs are euro based and a significant portion of our turnover is US dollar based. Between 2006 and 2009, the euro strengthened against the US dollar which negatively impacted the profitability of our European operations, whereas in 2010 and 2011, the euro weakened against the US dollar which had a positive impact.

        Subsequent to year end, the rand/US dollar exchange rate has continued to strengthen. On 30 September 2011, the rand/US dollar exchange rate was R8,10.

        The average exchange rate for the year has a significant effect on our turnover and our operating profit. In 2012, for budgeting and forecasting purposes, we estimate that for every R0,10 weakening or strengthening in the annual average rand/US dollar exchange rate, our operating profit will increase or decrease by approximately R946 million, as applicable. This estimate is applicable for a US$108/b crude oil price and an average rand/US dollar exchange rate of R7,15. It should be noted that in the current volatile environment, these sensitivities could be materially different than those disclosed depending on the crude oil price, exchange rates, product prices and volumes.

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

        We manage our foreign exchange risks through the selective use of forward exchange contracts and cross currency swaps. We use forward exchange contracts to reduce foreign currency exposures arising from imports into South Africa. The GEC sets intervention levels to specifically assess large forward cover amounts which have the potential to materially affect Sasol's financial position. These intervention levels are reviewed from time to time. We apply the following principal policies in order to protect ourselves against the effects (on our South African operations) on the volatility of the rand against other major currencies as well as an anticipated long-term trend of a devaluing rand:

  •
  All major capital expenditure in foreign currency is hedged immediately on commitment of expenditure or on approval of the project (with South African Reserve Bank approval), by way of forward exchange contracts; and

  •
  All imports in foreign currency in excess of an equivalent of US$50 000 per transaction are hedged immediately on commitment by way of forward exchange contracts.

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

        The recovery of global economic conditions in 2011 and the increase in crude oil prices positively affected overall worldwide chemical product prices. On average, in 2011 we experienced a 13% and 36% increase in polymer and solvent prices, respectively, and a 33% increase in ammonia product prices, compared to 2010.

        Although peaks in these cycles have been characterised by increased selling prices and higher operating margins, in the past such peaks have led to overcapacity with supply exceeding demand growth. In times of high crude oil and related product prices (the primary feedstock of most commodity chemicals), the profit margin shifts towards the feedstock producer, while in times of high chemical prices and lower feedstock prices, the profit margin shifts towards the downstream activities. Our strategy for our commodity chemicals business, therefore, is wherever possible to invest in the value chain of raw materials to final products. As a result of this approach, the group has elected not to hedge its exposure to commodity chemical prices as this may, in part, negate the benefits of being backward integrated into its primary feed streams.

Coal prices

        Internal coal sales are made to Sasol Synfuels and Sasol Infrachem. Coal sales prices into these internal markets are based on contracts and are subject to periodic price adjustments. Transfer price negotiations are conducted at arm's length and market related.

        Approximately 7,77% of coal production is sold to external markets (2,8 million tons (Mt) was sold to the export market in 2011 (2010—3,0 Mt) predominantly in Europe and Asia and 0,1 Mt was sold to the South African market in 2011 (2010—0,1 Mt)). External sales to these markets represented approximately 22,50% of the total turnover generated by Sasol Mining during 2011 (2010—21,68%).

        Export coal sales prices are compared to the published international coal price indices to track performance. Sasol Mining's policy is to sell at prices partially on an American Petroleum Standard Index (API) related basis, and partially on fixed price basis.

        The average free on board Richards Bay price index for the past seven financial years:

    Source: Argus/McCloskey's Coal Price Index Report

Inflation

        While over recent years, inflation and interest rates have been at relatively low levels, the economy of South Africa, though currently well managed has had high inflation and interest rates compared to the US and Europe. Should these conditions recur, this would increase our South African-based costs.

        High interest rates could adversely affect our ability to ensure cost-effective debt financing in South Africa. We expect the impact of changes in the inflation rates on our international operations to be less significant.

        The history of the South African consumer price index (CPI) and producer price index (PPI) is illustrated in the following table, which shows the average increase in the index for the past 10 calendar years and the annual percentage change on a monthly basis in the 2011 calendar year:

Calendar year	CPI	PPI
2001	5,7%	8,4%
2002	9,2%	14,2%
2003	5,8%	1,7%
2004	1,4%	0,6%
2005	3,4%	3,1%
2006	4,6%	7,7%
2007	7,2%	10,9%
2008	11,5%	14,2%
2009	7,1%	(0,1)%
2010	4,3%	6,0%
January 2011	3,7%	5,5%
February 2011	3,7%	6,7%
March 2011	4,1%	7,3%
April 2011	4,2%	6,6%
May 2011	4,6%	6,9%
June 2011	5,0%	7,4%
July 2011	5,3%	8,9%
August 2011	5,3%	9,6%

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
  The Gas Regulator Levies Act ;

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

        In South Africa, our operations are required to comply with certain procurement, employment equity, ownership and other regulations which have been designed to address the country's specific transformation issues. These include the Mining Charter, the Liquid Fuels Charter and the Broad-based Black Economic Empowerment Act along with the various Codes of Good Corporate Practice for broad-based black economic empowerment (BEE), the MPRDA and the Restitution of Land Rights Act. See "Item 4.B—Business overview".

Broad-based Black Economic Empowerment transactions

Sasol Mining Ixia BEE transaction

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

        On 11 October 2007, Sasol Mining announced the implementation of the second phase of its BEE strategy. In a transaction valued at approximately R1,8 billion, a black-women controlled mining company called Ixia Coal (Pty) Ltd (Ixia Coal) acquired 20% of Sasol Mining's shareholding through the issue of new shares. The transaction increased Sasol Mining's BEE ownership component by 20%, and when considered together with the Sasol Inzalo share transaction, to an estimated 34% (calculated on a direct equity basis). The transaction was financed through equity (R47 million) and a combination of third party funding and appropriate Sasol facilitation. Ixia Coal contributed its share of the financing for the transaction. The implementation of the transaction was conditional upon, inter alia, the conversion of the old order mining rights to new order rights and the South African Competition Commission approval. The conversion of the rights was approved by the Department of Mineral

Resources (DMR). The converted mining rights were signed and notarially executed on 29 March 2010. The converted mining rights for the Secunda Complex have been granted for a period of 10 years. Sasol Mining has the exclusive right to apply and be granted renewal of the converted mining rights for an additional period not exceeding 30 years. The Mooikraal complex converted mining right has been granted for the maximum allowable period of 30 years. The Competition Tribunal of South Africa approved the Ixia Coal transaction on 1 September 2010. The effective date of the Ixia Coal transaction was 29 September 2010, when the remaining conditions precedent were met.

        The members of Ixia Coal, through a funding company (Ixia Coal Funding (Pty) Ltd), which is consolidated as part of the Sasol group, subscribed for a 20% share in Sasol Mining for a purchase consideration of R1,8 billion. The black-women members of Ixia Coal, through WipCoal (Pty) Ltd (WipCoal), and Sasol Mining Holdings (Pty) Ltd, a wholly-owned subsidiary of Sasol Limited, contributed, in cash, equity of R47 million, in their respective shareholdings of 51% and 49%. The balance of the contribution was funded through preference share debt, including preference shares subscribed for by Sasol, issued by the funding company. Over time, the preference shares will be redeemed with the proceeds of dividends distributed by Sasol Mining.

        The parties are entitled to receive dividends on their shareholding in Sasol Mining in proportion to their effective interest in Sasol Mining's issued share capital, subject to the financing requirements of the preference share debt. As a result of the transaction, WipCoal now owns 10,2% of the equity in Sasol Mining.

Preference shares

        The preference share funding comprises A preference shares, which are issued to an external financier and B preference shares, which are issued to Sasol. The A preference shares are secured by the preference shares held by Sasol Mining Holdings (Pty) Ltd. In certain limited default circumstances, which include Ixia Coal being in default on the repayment of the preference shares, the external financier may require Sasol to purchase some or all of the outstanding preference shares under a call option (the preference share call option) or, alternatively, to subscribe for new preference shares issued by Ixia Coal Funding to enable Ixia Coal to redeem the preference shares held by the external financier. The B preference shares are not redeemable until the A preference shares have been fully redeemed.

        The preference shares are accounted for in the statement of financial position as debt and should the preference share call option be exercised, Sasol will be required to raise the necessary funding in order to either exercise the preference share call option or, alternatively, honour the call under the preference share call option.

Accounting for transaction

        At 30 June 2011, the transaction has been accounted for as follows:

  •
  The funding vehicle, Ixia Coal Funding, created to facilitate the transaction has been consolidated into the Sasol group results from the effective date of the transaction.

  •
  Ixia Coal, in which Sasol Mining Holdings has a 49% interest, has been accounted for as a joint venture investment and accordingly has been proportionately consolidated into the Sasol group results from the effective date of the transaction.

  •
  An amount of R565 million has been recognised in the income statement and in the share-based payment reserve in the statement of changes in equity in respect of the share-based payment expense related to the transaction. Of the amount in the share-based payment reserve, R116 million has been allocated to the non-controlling interest on acquisition.

  •
  The total value of the preference shares recognised in the statement of financial position at 30 June 2011 amounts to R707 million, including finance charges and after repayments of debt, issued to financial institutions related to the Ixia Coal transaction. All other preference shares issued as part of the Ixia Coal transaction have been eliminated on consolidation.

  •
  A total non-controlling interest of R149 million related to the 10,2% investment that Ixia Coal has in Sasol Mining has been recognised in the statement of changes in equity.

        Based on the weighted average number of shares issued at 30 June 2011, the share-based payment expense for 2011 resulted in a decrease in Sasol Limited's earnings per share of R0,94.

        Sasol Mining remains in compliance with the Mining Charter and will be compliant with the full requirements of Mining Charter by 2014.

Sasol and Tshwarisano BEE transaction

        In compliance with the Liquid Fuels Charter, we entered into a R1,45 billion transaction with our BEE partner Tshwarisano LFB Investment (Pty) Ltd (Tshwarisano). Tshwarisano acquired a 25% shareholding in Sasol Oil (Pty) Ltd from Sasol Limited with effect from 1 July 2006. The financing of the transaction has been provided in part through the issue of preference shares by Tshwarisano to Standard Bank South Africa Limited (Standard Bank), and in part by application of the subscription proceeds from the issue of the ordinary shares to Tshwarisano ordinary shareholders. The Tshwarisano ordinary shareholders in turn raised the funding to subscribe for the ordinary shares through the issue of preference shares to Standard Bank. Over time, Tshwarisano and its ordinary shareholders will redeem their respective preference shares with the proceeds of dividends distributed by Sasol Oil. As part of this arrangement, Sasol Oil has amended its dividend policy such that it is required to pay out up to a maximum of one times earnings for that financial year by way of dividends. The actual dividend paid shall be the maximum possible amount, taking into account certain specified ratios relating to net debt to shareholders' equity and earnings before interest, tax, depreciation and amortisation to net interest. The dividend paid may not be less than one third of earnings.

        In certain limited default circumstances, which include Tshwarisano being in default on the repayment of the preference shares, Standard Bank may require that a trust (consolidated by Sasol Limited) be established in the context of the transaction to acquire the preference shares held by Standard Bank or, alternatively, to subscribe for new preference shares issued by Tshwarisano to enable Tshwarisano to redeem the preference shares held by Standard Bank. In addition and in the same limited default circumstances, the trust may acquire the ordinary shares held by its ordinary shareholders. As a result, the trust may own all or a portion of the outstanding securities issued by Tshwarisano. This would enable the trust to place these securities in another transaction in compliance with the Liquids Fuel Charter. Neither Tshwarisano nor its ordinary shareholders would owe any amounts to this trust or any other person. We have guaranteed the trust's obligation to make payment in these circumstances. This guarantee was valued at R39 million at the time of the transaction.

Sasol Inzalo share transaction

        During May 2008, the shareholders approved the Sasol Inzalo share transaction, a broad-based BEE transaction, which resulted in the transfer of beneficial ownership of 10% (63,1 million shares) of Sasol Limited's issued share capital before the implementation of this transaction to its employees and a wide spread of black South Africans (BEE participants). The transaction was introduced to assist Sasol, as a major participant in the South African economy, in meeting its empowerment objectives. This transaction will provide long-term sustainable benefits to all participants and has a tenure of

10 years from the inception of the scheme. The following BEE participants acquired indirect or direct ownership in Sasol's issued share capital at the time as follows:

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

The Sasol Inzalo Employee Trust and The Sasol Inzalo Management Trust

        On 3 June 2008, staff members that were South African residents or who were migrant workers that did not participate in the Sasol Share Incentive Scheme and the Sasol Share Appreciation Rights Scheme, participated in The Sasol Inzalo Employee Trust (Employee Scheme), while all senior black management that are South African residents participated in The Sasol Inzalo Management Trust (Management Scheme). The share rights, which entitled the employees from the inception of the scheme to receive ordinary shares at the end of the ten years, vest according to the unconditional entitlement as follows:

  –
  after three years: 30%

  –
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

        The Sasol ordinary shares were issued to the Employee Trusts, funded by contributions from Sasol, which collectively subscribed for 25,2 million Sasol ordinary shares at an issue price of R366,00 per share, with a nominal value of R0,01 per share subject to the following pre-conditions:

  •
  right to receive only 50% of ordinary dividends paid on Sasol ordinary shares; and

  •
  Sasol's right to repurchase a number of shares at a nominal value of R0,01 per share at the end of year 10 in accordance with a pre-determined formula.

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

The Sasol Inzalo Foundation

        On 3 June 2008, The Sasol Inzalo Foundation (the Foundation), which is incorporated as a trust and being registered as a public benefit organisation, subscribed for 9,5 million Sasol ordinary shares at an issue price of R366,00 per share, with a nominal value of R0,01 per share. The primary focus of the Foundation is skills development and capacity building of black South Africans, predominantly in the fields of mathematics, science and technology.

        The pre-conditions of subscription for Sasol ordinary shares by the Foundation includes the right to receive dividends of 5% of the ordinary dividends declared in respect of Sasol ordinary shares held by the Foundation and Sasol's right to repurchase a number of Sasol ordinary shares from the Foundation at a nominal value of R0,01 per share at the end of 10 years in accordance with a predetermined formula. After Sasol has exercised its repurchase right, the Foundation will going forward receive 100% of dividends declared on the Sasol ordinary shares owned by the Foundation.

Selected participants

        On 27 June 2008, selected BEE groups (selected participants) which include Sasol customers, Sasol suppliers, Sasol franchisees, women's groups, trade unions and other professional associations, through a funding company, subscribed for 9,5 million Sasol preferred ordinary shares at an issue price of R366,00 per share. The shares, which were not allocated to selected participants, have been subscribed for by a facilitation trust, which is funded by Sasol. As at 30 June 2011, 1,1 million (2010—1,1 million) Sasol preferred ordinary shares were issued to the facilitation trust. The selected participants contributed equity between 5% to 10% of the value of their underlying Sasol preferred ordinary shares allocation, with the balance of the contribution being funded through preference share debt, including preference shares subscribed for by Sasol, issued by the funding company.

        The selected participants are entitled to receive a dividend of up to 5% of the dividend declared on the Sasol preferred ordinary shares in proportion to their effective interest in Sasol's issued share capital, from the commencement of the fourth year of the transaction term of 10 years, subject to the financing requirements of the preference share debt.

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

Black public invitations

Funded invitation

        The members of the black public participating in the funded invitation, through a funding company, subscribed for 16,1 million Sasol preferred ordinary shares. The black public contributed equity between 5% to 10% of their underlying Sasol preferred ordinary shares allocation, with the balance of the contribution being funded through preference share debt, including preference shares subscribed for by Sasol, issued by the funding company. As at 30 June 2011, 56 447 (2010—56 452) Sasol preferred ordinary shares, which were not subscribed for by the black public, were issued to the facilitation trust, which is funded by Sasol.

        Participants in the funded invitation may not dispose of their shares for the first three years after inception. Thereafter, for the remainder of the transaction term of 10 years, trading in the shares will be allowed with other black people or black groups through an over-the-counter trading mechanism. Participants in the funded invitation may not encumber the shares held by them before the end of the transaction term.

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

Cash invitation

        The cash invitation allowed members of the black public to invest directly in 2,8 million Sasol BEE ordinary shares. The Sasol BEE ordinary shares could not be traded for the first two years of the transaction term of 10 years and, for the remainder of the transaction term, can only be traded between black people and black groups. Participants in the cash invitation are entitled to encumber their Sasol BEE ordinary shares, provided that these shares continue to be owned by members of the black public for the duration of the transaction term. In February 2011, Sasol Limited listed the Sasol BEE ordinary shares on the BEE segment of the JSE Limited's main board. This trading facility provides many Sasol Inzalo shareholders access to a regulated market in line with Sasol's commitment to broad-based shareholder development. At the end of the transaction term, the Sasol BEE ordinary shares will automatically be Sasol ordinary shares. At 30 June 2011, 17 395 (2010—17 405) BEE ordinary shares, which were not subscribed for by the black public, were issued to the facilitation trust, which is funded by Sasol.

Preference shares

        The preference share funding comprises A, B and guaranteed C preference shares which are funded by external financiers and D preference shares funded by Sasol. The funding companies are required to maintain, inter alia, minimum share cover ratios in respect of the A and B preference shares, being the ratio between the value of the Sasol preferred ordinary shares and the amount required to redeem the preference shares. The maintenance of the ratio is dependent upon the Sasol ordinary share price and the dividends paid by Sasol on the Sasol preferred ordinary shares. Sasol has call options to purchase some or all of the outstanding A, B and C preference shares. Currently, the minimum share cover ratio will be breached when for the A preference shares, the Sasol ordinary share price falls below approximately R180 per share and R184 per share in respect of the black public and selected participants, respectively. The minimum share cover ratio will be breached when for the B preference shares, the Sasol ordinary share price falls below approximately R206 per share and R187 per share in respect of the black public and selected participants, respectively. The Sasol ordinary share price at 30 June 2011 was R355,98 per share. The share cover ratios decrease over time with the maturation of the preference shares. In addition, a further condition to the guaranteed C preference shares is that the Sasol group must maintain a net debt to earnings before interest, taxation, depreciation and amortisation (EBITDA) cover ratio equal to or less than 2,5 times. Our current net debt to EBITDA ratio is 0,0 times at 30 June 2011.

        The preference shares are accounted for in the statement of financial position as debt and should the preference share covenants described above be breached, Sasol will be required to raise the necessary funding in order to either exercise the call option or, alternatively, honour the call under the guarantee.

Accounting for the transaction

        At 30 June 2011, the transaction has been accounted for as follows:

  •
  All special purpose entities created to facilitate the transaction have been consolidated into the Sasol group results from the applicable effective dates of the transaction.

  •
  An amount of R830 million (2010—R824 million) has been recognised in the income statement and in the share-based payment reserve in the statement of changes in equity in respect of the share-based payment expense related to the Employee Trusts. The amount in respect of the Employee Trusts represents the current period's expense taking into account the vesting conditions of the rights granted over the tenure of the transaction and an assumed forfeiture rate. The unrecognised share-based payment expense in respect of the share rights granted, expected to be recognised over the vesting period of the transaction amounted to R1 585 million at 30 June 2011 (2010—R2 285 million; 2009—R2 889 million). No additional shares were issued to the black public and selected participants during the year ended 30 June 2011. There is an amount of approximately R116 million still to be recognised in respect of the shares held in the Facilitation Trusts that are still available for issue.

  •
  The total value of the preference shares related to the Sasol Inzalo share transaction, recognised in the statement of financial position at 30 June 2011 amounts to R7 178 million (2010—R6 960 million), including finance charges.

        Based on the weighted average number of shares issued at 30 June 2011, the share-based payment expense for 2011 decreased the earnings per share by R1,38.

        The total share-based payment expense relating to the Employee Trusts expected to be recognised in the 2012 financial year is estimated to be R448 million.

Competition from products originating from countries with low production costs

        Certain of our chemical production facilities are located in developed countries, including the US and various European countries. Economic and political conditions in these countries result in relatively high labour costs and, in some regions, inflexible labour markets, compared to others. Increasing competition from regions with lower labour costs and feedstock prices, for example the Middle East and China, exercises pressure on the competitiveness of our chemical products and, therefore, on our profit margins and may result in the withdrawal of particular products or closure of facilities.

Engineering contract costs

        During the period preceding the global pre-economic recession, the worldwide increase in the demand for large engineering and construction projects resulted in a shortage of engineering and construction resources and put strain on these industries. These strains have impacted some of our projects and have adversely affected project construction timing schedules and costs. Furthermore, engineering, procurement and construction costs on capital projects appear to have bottomed out globally. We continue to strive to achieve "best in class" capital project performance as measured and benchmarked by Independent Project Analysis (Inc). We have launched a Capital Excellence initiative with the specific aim of improving our capital project performance on the short-term to better than industry average. Costs are forecast to increase beginning from the 2012 calendar year depending on the region and market dynamics and we could experience a material adverse effect on our business, operating results, cash flows and financial condition.

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

        We recognised a share-based payment expense for the years indicated:

	2011	2010	2009
Share-based payment expense (Rand in millions)	33	56	91

        The unrecognised share-based payment expense related to non-vested share options, expected to be recognised over a weighted average period of 0,6 years, amounted to R17 million at 30 June 2011 (2010—R49 million).

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

Share-based payment expense recognised	2011	2010	2009
	(Rand in millions)
The Sasol Inzalo Employee Trust and The Sasol Inzalo Management Trust(1)	830	824	767
The Sasol Inzalo Foundation(2)	—	—	—
Selected participants	—	—	—
Black public invitations	—	—	2 435

	830	824	3 202

(1)
The unrecognised share-based payment expense related to non-vested Employee and Management Trusts share rights, expected to be recognised over a weighted average period of 2,95 years amounted to R1 585 million at 30 June 2011 (2010—R2 285 million and 2009—R2 889 million).

(2)
No share-based payment expense is recognised for The Sasol Inzalo Foundation.

        The share-based payment expense was calculated using an option pricing model reflective of the underlying characteristics of each part of the transaction. It is calculated using the following assumptions at grant date.

		Employee Trusts 2011	Selected participants 2011	Black Public Invitation— Funded 2011	Black Public Invitation— Cash 2011
Valuation model		Monte Carlo model	Black-Scholes model	Black-Scholes model	*
Exercise price	Rand	366,00	*	*
Risk free interest rate	(%)	11,8	*	*
Expected volatility	(%)	25,7	*	*
Expected dividend yield	(%)	2,67-4,5	*	*
Vesting period		6 to 7 years**	*	*

		Employee Trusts 2010	Selected participants 2010	Black Public Invitation— Funded 2010	Black Public Invitation— Cash 2010
Valuation model		Monte Carlo model	Black-Scholes model	Black-Scholes model	*
Exercise price	Rand	366,00	*	*
Risk free interest rate	(%)	11,8	*	*
Expected volatility	(%)	33,5	*	*
Expected dividend yield	(%)	2,67-4,5	*	*
Vesting period		7 to 8 years**	*	*

		Employee Trusts 2009	Selected participants 2009	Black Public Invitation— Funded 2009	Black Public Invitation— Cash 2009
Valuation model		Monte Carlo model	Black-Scholes model	Black-Scholes model	***
Exercise price	Rand	366,00	*	366,00
Risk free interest rate	(%)	11,8	*	10,3
Expected volatility	(%)	56,0	*	34,0
Expected dividend yield	(%)	2,67-4,5	*	3,0
Vesting period		10 years	*	10 years

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

The Sasol Share Appreciation Rights Scheme

        During March 2007, the group introduced the Sasol Share Appreciation Rights Scheme. This scheme replaced the Sasol Share Incentive Scheme. The objectives of the scheme remain similar to that of the Sasol Share Incentive Scheme. The Sasol Share Appreciation Rights Scheme allows certain senior employees to earn a long-term incentive amount calculated with reference to the increase in the Sasol Limited share price between the offer date of share appreciation rights to vesting and exercise of such rights.

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

        On resignation, share appreciation rights which have not yet vested will lapse and share appreciation rights which have vested may be taken up at the employee's election before their last day of service. Payment on appreciation rights forfeited will therefore not be required. On death, all appreciation rights vest immediately and the deceased estate has a period of twelve months to exercise these rights. On retrenchment, all appreciation rights vest immediately and the employee has a period of twelve months to exercise these rights. On retirement the appreciation rights vest immediately and the employee has a period of 12 months to exercise these rights.

        It is group policy that employees should not deal in Sasol Limited securities for the periods from 1 January for half year end and 1 July for year end until 2 days after publication of the results as well as at any other time during which they have access to price sensitive information.

        We recognised share-based payment expense for the years indicated:

	2011	2010	2009
Share-based payment expense (Rand in millions)	332	51	32
Average fair value of rights issued during year (Rand)	121,63	75,20	110,17

        The total unrecognised share-based payment expense related to non-vested share appreciation rights, expected to be recognised over a weighted average period of 1,4 years, amounted to R318 million at 30 June 2011 (2010—R327 million and 2009—R502 million).

        These rights are recognised as a liability at fair value in the statement of financial position until the date of settlement.

        The fair value of these rights is determined at each reporting date and the unrecognised cost amortised to the income statement over the period that the employees provide services to the company.

        The weighted average assumptions at 30 June that were used for right grants in the respective periods are as follows:

		2011	2010	2009
Risk free interest rate at date of valuation	%	7,56-8,15	7,87-8,22	8,79-8,86
Expected volatility	%	25,58	28,69	54,32
Expected dividend yield	%	3,22	3,35	3,37
Expected forfeiture rate	%	5,00	5,00	5,00
Vesting period	years	2, 4 & 6	2, 4 & 6	2, 4 & 6

        The risk free interest rate for periods within the contractual term of the share rights is based on South African government bonds in effect at each reporting date and the expected volatility in the value of the rights granted is determined using the historical volatility of the Sasol share price. The expected dividend yield of the rights granted is determined using the historical dividend yield of the Sasol ordinary shares.

        The valuation of share-based payment expenses requires a significant degree of judgement to be applied by management.

Share Appreciation Rights with corporate performance targets

        During September 2009, the group introduced the Sasol Medium-term Incentive Scheme. Senior management, who participate in the Sasol Medium-term Incentive Scheme receive share appreciation rights with corporate performance targets. The corporate performance targets are share price performance versus the JSE all share index, Sasol earnings growth and Sasol production volumes growth. The corporate performance targets determine how many rights will vest. Qualifying employees will retain the share appreciation rights with no corporate performance targets that have been previously granted to them.

        No shares are issued in terms of this scheme and all amounts payable in terms of the Sasol Share Appreciation Rights Scheme will be settled in cash.

        Rights are granted for a period of nine years and vest as follows:

  •
  2 years—1st third

  •
  4 years—2nd third

  •
  6 years—final third

        The vesting period of these rights are the same as the share appreciation rights with no corporate performance targets.

        The offer price of these appreciation rights equals the closing market price of the underlying shares on the trading day immediately preceding the granting of the right. The fair value of the cash settled expense is calculated at each reporting date.

        On resignation, share appreciation rights which have not yet vested will lapse and share appreciation rights which have vested may be taken up at the employee's election before their last day of service. Payment on appreciation rights forfeited will therefore not be required. On death, all appreciation rights vest immediately and the deceased estate has a period of twelve months to exercise these rights. On retrenchment, all appreciation rights vest immediately and the employee has a period of twelve months to exercise these rights. On retirement the appreciation rights vest immediately and the employee has a period of 12 months to exercise these rights.

        It is group policy that employees should not deal in Sasol Limited securities for the periods from 1 January for half year end and 1 July for year end until 2 days after publication of the results as well as at any other time during which they have access to price sensitive information.

        We recognised share-based payment expense for the years indicated:

	2011	2010
Share-based payment expense (Rand in millions)	163	6
Average fair value of rights issued during year (Rand)	127,28	68,47

        The total unrecognised share-based payment expense related to non-vested share appreciation rights with corporate performance targets, expected to be recognised over a weighted average period of 1,8 years, amounted to R613 million at 30 June 2011 (2010—R25 million).

        These rights are recognised as a liability at fair value in the statement of financial position until the date of settlement.

        The fair value of these rights is determined at each reporting date and the unrecognised cost amortised to the income statement over the period that the employees provide services to the company.

        The weighted average assumptions at 30 June that were used for right grants in the respective periods are as follows:

		2011	2010
Risk free interest rate at date of valuation	%	7,56-8,15	7,87-8,22
Expected volatility	%	25,58	28,69
Expected dividend yield	%	3,22	3,35
Expected forfeiture rate	%	5,00	5,00
Vesting period	years	2, 4 & 6	2, 4 & 6

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

        On resignation, MTIs which have not yet vested will lapse. Payment on MTIs forfeited will therefore not be required. On death, the MTIs vest immediately and the amount to be paid out to the deceased estate is calculated to the extent that the corporate performance targets are anticipated to be met. On retirement and retrenchment the MTIs vest immediately and the amount to be paid out to the deceased estate is calculated to the extent that the corporate performance targets are anticipated to be met and is paid within forty days from the date of termination.

        We recognised share-based payment expense for the year indicated:

	2011	2010
Share-based payment expense (Rand in millions)	148	6
Average fair value of rights issued during year (Rand)	380,18	202,57

        The total unrecognised share-based payment expense related to non-vested MTIs, expected to be recognised over a weighted average period of 1,2 years, amounted to R503 million at 30 June 2011 (2010—R20 million).

        These rights are recognised as a liability at fair value in the statement of financial position until the date of settlement.

        The fair value of these rights is determined at each reporting date and the unrecognised cost amortised to the income statement over the period that the employees provide services to the company.

        The weighted average assumptions at 30 June 2011 that were used for right grants are as follows:

		2011	2010
Risk free interest rate at date of valuation	%	7,56-8,15	7,87-8,22
Expected volatility	%	25,58	28,69
Expected dividend yield	%	3,22	3,35
Expected forfeiture rate	%	5,00	5,00
Vesting period	years	3	3

        The risk free interest rate for periods within the contractual term of the rights is based on South African government bonds in effect at each reporting date and the expected volatility in the value of the rights granted is determined using the historical volatility of the Sasol share price. The expected dividend yield of the rights granted is determined using the historical dividend yield of the Sasol ordinary shares.

        The valuation of share-based payment expenses requires a significant degree of judgement to be applied by management.

Estimation of natural oil and gas reserves

        The estimation of natural oil and gas reserves under the United States Securities and Exchange Commission (SEC) rules requires "geological and engineering data (that) demonstrate with reasonable certainty (reserves) to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e. prices and costs as of the date the estimate is made". Refer to Table 4, "Proved reserve quantity information", on page G-5 for the estimates for the year ended 30 June 2011 and to Table 5, "Standardised measure of discounted future net cash flows", on page G-7 for our standardised discounted future net cash flow information in respect of proved reserves for the year ended 30 June 2011, which were based on year end prices at the time.

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

        Furthermore, estimates of proved reserves only include volumes for which access to markets is assured with reasonable certainty. All proved reserves estimates are subject to revision, either upward or downward, based on new information, such as from development drilling and production activities or from changes in economic factors, including product prices, contract terms or development plans. See "Item 4.D—Information on the company—Property, plant and equipment". During 2011, the estimates of the Gabon reserves were increased to reflect the positive performance of some wells, notably ET-4H. Two new wells in Gabon were brought on line in the second half of 2011 and have resulted in an increase in the estimates for both proved reserves and proved developed reserves. These upward adjustments were partially offset by the Etame field's downward adjustments of estimated reserves due to the expiration of the Etame Exclusive Exploitation Authorisation licence in July 2011. The licence has subsequently been extended for a further five years, on revised terms. There were no material revisions to our Mozambican field. During 2010, the Gabon reserves were reassessed downwards due primarily because of the Ebouri field performance. At the end of 2009, this field had been in production for less than six months, with dry oil production. Due to limited production history, predictions were made using a largely un-calibrated simulation model. During 2010, the performance of the main Ebouri well (the only well with significant production) has been lower than expected with early water breakthrough and a rapid decline in oil rate. This influenced the prediction of our reserves of the future production of the other two Ebouri wells. Similarly, this data has been applied to the well in the Avouma field which has also been subject to a downward revision. There were no material revisions to our Etame field in Gabon and to our Mozambican fields. During 2009, proved reserves were substantially increased, with a resultant 5 year average proved reserves replacement ratio of 167%, primarily as a result of first time production from the Ebouri oil field and the Pande gas field as well as the execution of a second gas sales agreement.

        Our mineral assets, included under property, plant and equipment, and our exploration assets, included under assets under construction, on the statement of financial position consist of the following:

  •
  5% interest in the OML140 (Nsiko) licence in deepwater Nigeria;

  •
  0,375% interest in OML140 (BSWAp) licence in deepwater Nigeria;

  •
  5% interest in the OPL214 licence in deepwater Nigeria;

  •
  51% interest in PPL285, PPL286, PPL287 and PPL288 in Papua New Guinea;

  •
  18% interest in the Oilex operated WA-388 licence in the Carnarvon Basin in Papua New Guinea;

  •
  45% interest in Block AC/P 52, in the Browse Basin of the North West Shelf in Australia;

  •
  90% interest in Area "A" Exploration and Production Concession Contract (EPCC) onshore Mozambique;

  •
  100% interest in the Production Sharing Area (PSA) Pande and Temane onshore Mozambique;

  •
  70% interest in the Petroleum Production Area (PPA) Pande and Temane onshore Mozambique;

  •
  50% interest in Blocks 16 and 19 EPCC offshore Mozambique;

  •
  42,5% interest in the M-10 Block EPCC offshore Mozambique;

  •
  85% interest in the Sofala Block EPCC offshore Mozambique;

  •
  27,75% interest in the Etame Marin Permit offshore Gabon;

  •
  50% interest in the Farrell Creek shale gas exploration and development assets in the Montney shale basin in Northwest Canada; and

  •
  50% interest in the Cypress A shale gas exploration and development assets in the Montney shale basin in Northwest Canada.

        With the exception of the PPA licence in Mozambique, the Etame Marin Permit in Gabon and the Farrell Creek and Cypress A shale gas assets in Canada, none of these assets currently hold any reportable reserves. Development plans will be submitted once exploration activities have been completed and discoveries declared at which time any discovered reserves will be reported separately.

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

There were no significant changes to the useful lives of our long-lived assets (other than oil and gas and coal mining assets as discussed above) during 2011, 2010 and 2009.

Impairment of long-lived assets

        Long-lived assets are reviewed using economic valuations to calculate impairment losses whenever events or a change in circumstance indicate that the carrying amount may not be recoverable. In carrying out the economic valuations, an assessment is made of the future cash flows expected to be generated by the assets, taking into account current market conditions, the expected lives of the assets and our latest budgets. The actual outcome can vary significantly from our forecasts, thereby affecting our assessment of future cash flows. Assets whose carrying values exceed their estimated recoverable amount, determined on a discounted basis, are written down to an amount determined using discounted net future cash flows expected to be generated by the asset. The expected future cash flows are discounted based on Sasol's weighted average cost of capital (WACC) which, at 30 June 2011 and 2010, was:

	2011	2010
	%	%
South Africa	12,95	13,25
Europe	8,0 to 8,7	7,75
United States	8,0	7,75

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

        The group's environmental rehabilitation and decommissioning obligations accrued at 30 June 2011 were R6 900 million compared to R6 109 million in 2010.

        It is envisaged that, based on the current information available, any additional liability in excess of the amounts provided will not have a material adverse effect on the group's financial position, liquidity or cash flow.

        The following risk-free rates were used to discount the estimated cash flows based on the underlying currency and time duration of the obligation:

	2011	2010	2009
	%	%	%
South Africa	6,0 to 8,5	6,6 to 8,4	7,4 to 8,9
Europe	1,9 to 4,1	1,0 to 3,8	1,2 to 4,2
United States	0,4 to 4,1	0,6 to 4,5	0,8 to 4,2
Canada	1,2 to 4,1	—	—

        An increase in the discount rate by one percentage point would result in a decrease in the long-term obligations recognised of approximately R1 076 million and a decrease of one percentage point would result in an increase of approximately R1 348 million.

Employee benefits

        We provide for our obligations and expenses for pension and provident funds as they apply to both defined contribution and defined benefit schemes, as well as post-retirement healthcare benefits. The amount provided is determined based on a number of assumptions and in consultation with an independent actuary. These assumptions are described in Note 20 to "Item 18—Financial statements" and include, among others, the discount rate, the expected long-term rate of return on pension plan assets, healthcare cost inflation and rates of increase in compensation costs. The nature of the assumptions is inherently long-term, and future experience may differ from these estimates. For example, a one percentage point increase in assumed healthcare cost trend rates would increase the accumulated post-retirement benefit obligation by approximately R620 million to R3 441 million.

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

        In terms of the Pension Funds Second Amendment Act 2001, the Sasol Pension Fund in South Africa undertook a surplus apportionment exercise as at December 2002. The surplus apportionment exercise, and the 31 December 2002 statutory valuation of the fund, was approved by the Financial Services Board on 26 September 2006. Payments of benefits to former members in terms of the surplus apportionment scheme have been substantially completed and an amount of R113 million has been set aside for members that have not claimed their benefits. Based on the rules of the fund, the latest actuarial valuation of the fund and the approval of the trustees of the surplus allocation, the company has an unconditional entitlement to only the funds in the employer surplus account and the contribution reserve. The estimated surplus due to the company amounted to approximately R265 million as at 31 March 2011 and has been included in the pension asset recognised in the current year.

Fair value estimations of financial instruments

        We base fair values of financial instruments on quoted market prices of identical instruments, where available. If quoted market prices are not available, fair value is determined based on other relevant factors, including dealers' price quotations and price quotations for similar instruments traded in different markets. Fair value for certain derivatives is based on pricing models that consider current market and contractual prices for the underlying financial instruments or commodities, as well as the time value and yield curve or fluctuation factors underlying the positions. Pricing models and their underlying assumptions impact the amount and timing of unrealised gains and losses recognised, and the use of different pricing models or assumptions could produce different financial results. See "Item 11—Quantitative and qualitative disclosures about market risk".

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

Secondary Taxation on Companies

        In South Africa, we pay both income tax and Secondary Taxation on Companies (STC). STC is levied on companies currently at a rate of 10% (2010—10%) of dividends distributed. STC will be replaced by a dividend withholding tax at the rate of 10% with effect from 1 April 2012. Currently, the company is liable to pay the STC arising on dividends distributed to shareholders. The tax becomes due and payable on declaration of a dividend. When dividends are received in the current year that can be offset against future dividend payments to reduce the STC liability, a deferred tax asset is recognised to the extent of the future reduction in STC payable. The change to the dividend withholding tax will result in the shareholders being liable for this tax.

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

        If we were to provide for deferred taxes on the potential STC arising on our undistributed earnings, should these be declared as dividends, there would be the following effects on our reported results:

Statement of financial position	2011	2010
(Rand in millions)
Net deferred tax liability as reported	11 171	9 307
Increase in the deferred tax liability	11 017	10 089

Net deferred tax liability based on the tax rate applicable to distributed earnings	22 188	19 396

Shareholders' equity as reported	107 649	94 730
Decrease in shareholders' equity	(11 017)	(10 089)

Shareholders' equity after the effect of providing for deferred tax using the tax rate applicable to distributed earnings	96 632	84 641

Income statement	2011	2010	2009
	(Rand in millions)
Income tax as reported	(9 196)	(6 985)	(10 480)
Increase in income tax	(928)	(884)	(533)

Income tax after providing for deferred tax at the rate applicable to distributed earnings	(10 124)	(7 869)	(11 013)

Earnings attributable to shareholders as reported	19 794	15 941	13 648
Decrease in earnings attributable to shareholders	(928)	(884)	(533)

Earnings attributable to shareholders after providing for deferred tax at the rate applicable to distributed earnings	18 866	15 057	13 115

        We expect that R1 885 million of undistributed earnings of two dormant companies will be distributed without attracting STC of R189 million.

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

OUR RESULTS OF OPERATIONS

        The financial results for the years ended 30 June 2011, 2010 and 2009 below are stated in accordance with IFRS as issued by the IASB.

Results of operations

	2011	2010	Change 2011/2010	Change 2011/2010	2009	Change 2010/2009	Change 2010/2009
	(Rand in millions)			(%)	(Rand in millions)		(%)
Turnover	142 436	122 256	20 180	17	137 836	(15 580)	(11)
Cost of sales and services rendered	(90 467)	(79 183)	(11 284)	14	(88 508)	9 325	(11)

Gross profit	51 969	43 073	8 896	21	49 328	(6 255)	(13)
Other operating income	1 088	854	234	27	1 021	(167)	(16)
Other operating expenditure	(23 107)	(19 990)	(3 117)	16	(25 683)	5 693	(22)

Operating profit	29 950	23 937	6 013	25	24 666	(729)	(3)
Net other expenses	(534)	(565)	31	(5)	(471)	(94)	20

Profit before tax	29 416	23 372	6 044	26	24 195	(823)	(3)
Taxation	(9 196)	(6 985)	(2 211)	32	(10 480)	3 495	(33)

Profit	20 220	16 387	3 833	23	13 715	2 672	19

Attributable to
Shareholders	19 794	15 941	3 853	24	13 648	2 293	17
Non-controlling interests in subsidiaries	426	446	(20)	(4)	67	379	566

	20 220	16 387	3 833	23	13 715	2 672	19

Overview

        The effect of higher average crude oil prices (dated Brent US$96,48/b for 2011 compared with US$74,37/b for 2010 and US$68,14/b in 2009) positively impacted operating profit for the year. The benefit of higher oil prices was, however, mostly realised in the energy and fuel-related businesses. The group's chemical businesses were also positively impacted by an increase in chemical product prices and improved volumes. The impact of higher crude oil prices and chemical prices was partially offset by a stronger rand during 2011 (average rate R7,01 per US dollar for 2011 compared with R7,59 per US dollar for 2010 and R9,04 per US dollar for 2009).

        In addition, operating profit in 2011 was negatively impacted by once-off charges totalling R1 103 million (2010—R46 million credit). The once-off charges in 2011 included competition related administrative penalties of R112 million, the share-based payment expense of R565 million resulting from the Ixia Coal transaction and remeasurement items of R426 million (2010—R46 million credit). The current period also includes a Sasol Inzalo share-based payment expense of R830 million compared with R824 million in the prior year.

Turnover

        Turnover consists of the following categories:

	2011	2010	Change 2011/2010	Change 2011/2010	2009	Change 2010/2009	Change 2010/2009
	(Rand in millions)			(%)	(Rand in millions)		(%)
Sale of products	141 018	120 820	20 198	17	136 482	(15 662)	(11)
Services rendered	867	889	(22)	(2)	777	112	14
Commission and marketing income	551	547	4	1	577	(30)	(5)

Turnover	142 436	122 256	20 180	17	137 836	(15 580)	(11)

        The primary factors contributing to these increases/(decreases) were:

	Change 2011/2010		Change 2010/2009
	(Rand in millions)%		(Rand in millions)%
Turnover, 2010 and 2009, respectively	122 256		137 836
Exchange rate effects	(6 206)	(5)	(11 493)	(8)
Product prices	22 630	19	(8 573)	(6)
—crude oil	3 101	3	480	—
—other products (including chemicals)	19 529	16	(9 053)	(6)
Net volume increases	3 639	3	4 510	3
Other effects	117	—	(24)	—

Turnover, 2011 and 2010, respectively	142 436		122 256

Cost of sales and services rendered

        Cost of sales of products.    The cost of sales in 2011 amounted to R90 088 million, an increase of R11 202 million, or 14%, compared with R78 886 million in 2010 which decreased by 10% from R87 995 million in 2009. The increase in 2011 compared with 2010 was mainly due to the increase in feedstock prices resulting from higher average crude oil prices. Included in cost of sales in 2011 is an amount of R112 million (2010—R118 million and 2009—R965 million) in respect of the write-down of inventories to net realisable value. The decrease in 2010 compared with 2009 was mainly due to the strengthening of the average rand/US dollar exchange rate and the reduction of cash fixed costs, which resulted from the group's cost containment initiative to contain cash fixed costs to within inflation levels. Compared to turnover from the sale of products, cost of sales of products was 64% in 2011, 65% in 2010 and 64% in 2009.

Other operating income

        Other operating income in 2011 amounted to R1 088 million, which represents an increase of R234 million, or 27%, compared with R854 million in 2010, which decreased by R167 million compared with R1 021 million in 2009. Included in other operating income for the 2011 year is a gain on hedging activities realised by Sasol Financing on foreign exchange contracts of R276 million (2010—R218 million and 2009—R187 million), insurance proceeds of R46 million (2010—R25 million and 2009—R111 million) and R79 million (2010—R143 million and 2009—R182 million) in respect of deferred income received related to emission rights.

Other operating expenditure

        Other operating expenditure consists of the following categories:

	2011	2010	Change 2011/2010	Change 2011/2010	2009	Change 2010/2009	Change 2010/2009
	(Rand in millions)			(%)	(Rand in millions)		(%)
Translation losses	(1 016)	(1 007)	(9)	1	(166)	(841)	507
Marketing and distribution expenditure	(6 796)	(6 496)	(300)	5	(7 583)	1 087	(14)
Administrative expenditure	(9 887)	(9 451)	(436)	5	(10 063)	612	(6)
Other expenses	(5 408)	(3 036)	(2 372)	78	(7 871)	4 835	(61)

Other operating expenditure	(23 107)	(19 990)	(3 117)	16	(25 683)	5 693	(22)

        The variances in operating costs and expenses are described in detail in each of the various reporting segments, included in the Segment overview below.

        Translation losses.    Translation losses arising primarily from the translation of monetary assets and liabilities amounted to R1 016 million in 2011. The loss recognised is due to the strengthening of the rand/US dollar exchange rate towards the end of the year closing at R6,77 at 30 June 2011, compared with the closing rate at 30 June 2010 of R7,67 per US dollar. The closing rate is used to translate to rand all our monetary assets and liabilities denominated in a currency other than the rand at the reporting date and as a result a net loss was recognised on these translations in 2011. The strengthening of the rand has a positive impact on the translation of our monetary liabilities, while the weakening of the rand has a negative impact the translation of our monetary assets. In 2010, foreign exchange losses of R1 007 million were recognised due to the strengthening of the rand/US dollar exchange rate towards the end of the year closing at R7,67 at 30 June 2010 compared to the closing rate at 30 June 2009 of R7,73 per US dollar. A net foreign exchange loss of R166 million was recognised in 2009.

        Marketing and distribution expenditure.    These costs comprise marketing and distribution of products as well as advertising, salaries and expenses of marketing personnel, freight, railage and customs and excise duty. Marketing and distribution costs in 2011 amounted to R6 796 million, R6 496 million in 2010 and R7 583 million in 2009. Compared to sales of products, marketing and distribution costs represented 5% in 2011 compared with 5% in 2010 and 6% in 2009. The variation in these costs has been contained to inflation levels during the years under review.

        Administrative expenditure.    These costs comprise expenditure of personnel and administrative functions, including accounting, information technology, human resources, legal and administration, pension and post-retirement healthcare benefits. Administrative expenses in 2011 amounted to R9 887 million, an increase of R436 million, or 5%, compared with R9 451 million in 2010 which decreased by 6% from R10 063 million in 2009. The increase in 2011 is mainly related to higher labour costs due to inflation and increased costs associated with the establishing and advancing of various growth initiatives at SPI and SSI, including costs related to our Canadian shale gas operations. These increases were partially offset by the reduction of costs in line with the group's cost containment initiative to contain costs to within inflation levels. The decrease in 2010 was mainly due to the strengthening of the rand against the US dollar and the reduction of costs in line with the group's cost containment initiative to contain costs to within inflation levels.

        Other expenses.    Other expenses in 2011 amounted to R5 408 million, an increase of R2 372 million, compared to R3 036 million in 2010 which decreased by R4 835 million from R7 871 million in 2009. This amount includes impairments of R190 million (2010—R110 million and 2009—R458 million), reversal of impairments of R535 million (2010—R365 million and 2009—Nil), scrapping of assets of R359 million (2010—R156 million and 2009—R234 million), the write off of unsuccessful exploration wells of R441 million (2010—R58 million and 2009—R16 million) and net profit on the disposal of property, plant and equipment and other intangible assets of R14 million (2009—R3 million and 2009—R9 million). Other expenses also includes the effects of our crude oil hedging activities amounting to a net gain of R118 million (2010—a loss of R87 million and 2009—a gain of R4 603 million), share-based payment expenses of R2 071 million (2009—R943 million and 2009—R3 325 million) and a profit of R15 million (2010—profit of R2 million and 2009—loss of R770 million) which was realised on the disposal of businesses. Further, impairments of R293 million (2010—R138 million and 2009—R198 million) were raised in respect of trade receivables during the year resulting from the impairment of a specific debtor in 2011. In addition, other expenses also included R112 million in respect of competition related administrative penalties (2010—Nil and 2009—R3 947 million). Details of the impairments, scrapping of assets and the profit/(loss) on disposals are detailed in the "Segment overview".

        The effects of remeasurement items(1) recognised for the year ended 30 June are set out below:

	2011	2010	2009
	(Rand in millions)
South African Energy Cluster
Sasol Mining	3	1	3
—scrapping of assets	5	5	5
—profit on disposal of property, plant and equipment	(2)	(4)	(2)
Sasol Gas	6	—	4
—scrapping of assets	6	—	4
Sasol Synfuels	197	58	137
—scrapping of assets	197	59	138
—profit on disposal of property, plant and equipment	—	(1)	(1)
Sasol Oil	17	10	(3)
—impairments	7	—	—
—scrapping of assets	25	15	3
—profit on disposal of property, plant and equipment	(15)	(5)	(6)
International Energy Cluster
Synfuels International	126	4	777
—impairments	123	—	—
—scrapping of assets	3	—	5
—loss on disposal of property, plant and equipment	—	4	1
—loss on disposal of business (EGTL)	—	—	771
Petroleum International	442	108	17
—loss on disposal of property, plant and equipment	—	—	1
—impairments	1	50	—
—write off of unsuccessful exploration wells	441	58	16

	2011	2010	2009
	(Rand in millions)
Chemical Cluster
Sasol Polymers	46	14	(1)
—impairments	5	5	—
—scrapping of assets	42	6	4
—(profit)/loss on disposal of property, plant and equipment	(1)	3	(5)
Sasol Solvents	63	58	158
—impairments	38	14	96
—reversal of impairment of property, plant and equipment	(15)	—	—
—scrapping of assets	32	44	62
—loss on disposal of property, plant and equipment	8	—	—
Sasol Olefins & Surfactants	(500)	(344)	106
—impairments	6	8	102
—reversal of impairments	(520)	(365)	—
—scrapping of assets	4	2	1
—loss on disposal of property, plant and equipment	13	6	3
—(profit)/loss on disposal of business	(3)	5	—
Other Chemicals	(11)	21	247
—impairments	6	13	237
—scrapping of assets	10	17	5
—(profit)/loss on disposal of property, plant and equipment	(15)	(3)	2
—loss on disposal of intangible assets	—	1	2
—(profit)/loss on disposal of associate	(6)	(7)	1
—profit on disposal of businesses	(6)	—	—
Other businesses	37	24	24
—impairments	4	20	23
—scrapping of assets	35	8	7
—profit on disposal of business and equipment	—	—	(6)
—profit on disposal of property, plant and equipment	(2)	(4)	—
Remeasurement items included in other operating expenses	426	(46)	1 469

(1)
Remeasurement items include impairments, reversal of impairments, scrapping of assets and (profits)/losses on disposals of businesses, property, plant and equipment and other intangible assets.

Operating profit

        The main factors contributing to the increase in operating profit were:

	Change 2011/2010		Change 2010/2009
	(Rand in millions)%		(Rand in millions)%
Operating profit, 2010 and 2009, respectively	23 937		24 666
Exchange rate effects(1)	(4 545)	(19)	(10 457)	(42)
Net product and feedstock price increases(2)	13 913	58	1 578	6
—crude oil effects	6 965	29	2 674	10
—effect of the crude oil zero cost collar(3)	—	—	(5 056)	(20)
—other products (including chemicals)	6 948	29	3 960	16
Inflation on other operating costs	(2 285)	(10)	(2 304)	(9)
Net volume and productivity effects(4)	238	1	1 854	7
Effects of remeasurement items(5)	(472)	(2)	1 515	6
Other effects(6)	(836)	(3)	7 085	29

Operating profit, 2011 and 2010, respectively	29 950		23 937

(1)
This arises primarily from the effects of the average US dollar exchange rate during the year on both turnover and operating expenses.

(2)
This arises primarily from the effects of changes in product and feedstock prices on turnover and cost of sales and services rendered.

(3)
The crude oil zero cost collar had no impact on operating profit as the settlement of the oil hedges in June 2011, which had no cash flow impact, as the crude oil price remained within the zero cost collar range during the duration of the oil hedge. The group did not enter into any oil hedges in 2010.

(4)
This arises primarily from the effects of plant volumes and productivity on cost of sales and services rendered.

(5)
This arises primarily from the effects of remeasurement items—refer to previous analysis.

(6)
These primarily include the effects of the once-off share-based payment expense relating to the Ixia Coal transaction recognised in 2011 and the competition related administrative penalty paid in 2011. There were no competition related administrative penalties in 2010.

Net other (expenses)/income

        Net other (expenses)/income consist of the following:

	2011	2010	Change 2011/2010	Change 2011/2010	2009	Change 2010/2009	Change 2010/2009
	(Rand in millions)			(%)	(Rand in millions)		(%)
Dividends received	40	31	9	29	27	4	15
Share of profit of associates (net of tax)	292	217	75	35	270	(53)	(20)
Interest received	951	1 301	(350)	(27)	1 763	(462)	(26)
Finance costs	(1 817)	(2 114)	297	14	(2 531)	417	16
—interest incurred	(1 860)	(2 172)	312	14	(2 565)	393	15
—interest capitalised	43	58	15	26	34	24	71

Net other expenses	(534)	(565)	31	5	(471)	(94)	(20)

        The share of profit of associates (net of tax) amounted to R292 million in 2011 compared with R217 million in 2010 and R270 million in 2009. The increase in 2011 is attributable to the increase in the share of associates profit earned during the year.

        Interest received amounted to R951 million in 2011 compared with R1 301 million in 2010 and R1 763 million in 2009. The decrease in the interest received during 2011 and 2010 is attributable to the decrease in short-term interest bearing deposits included in cash and cash equivalents during the year as well as the decrease in interest rates. The group reflected a net decrease in short-term deposits for the year of R2 billion (2010—R3 billion). The increase in the interest received during 2009 is attributable to the increase in cash and cash equivalents available to the group during 2009.

        Interest incurred in 2011 amounted to R1 860 million, a decrease of 14% from 2010, of which R43 million was capitalised, compared with interest incurred of R2 172 million in 2010 and R2 565 million in 2009, of which R58 million and R34 million was capitalised for the respective years. The decrease in 2011 is mainly due to decreasing interest rates from 2010 to 2011 of approximately 100 basis points and the 4% decrease in net debt from 2010. Interest capitalised in 2011, 2010 and 2009 relates to interest on specific borrowings only. Included in interest incurred is an amount of R468 million in 2011, R373 million in 2010 and R374 million in 2009 related to notional interest (unwinding of discount) primarily in respect of environmental rehabilitation and decommissioning obligations.

Income tax

        Income tax expense in 2011 amounted to R9 196 million, an increase of 32%, compared with R6 985 million in 2010 which decreased by 33% from R10 480 million in 2009.

        The income statement charge consists of the following:

	2011	2010	2009
	(Rand in millions)
Current tax
—South African normal tax	5 235	4 270	8 067
—Secondary tax on companies (STC)	771	606	831
—Foreign tax	1 192	726	515

Total current tax	7 198	5 602	9 413
Deferred tax
—South African	1 491	1 105	826
—Foreign	507	278	241

Total deferred tax expense	1 998	1 383	1 067

Income tax expense for the year	9 196	6 985	10 480

        The effective tax rate was 31,3% in 2011, 29,9% in 2010 and 43,3% in 2009. The difference in 2011 between the South African statutory tax rate of 28% and the effective tax rate results mainly from the STC which is levied at a rate of 10% on dividends paid, differences in foreign tax rates, the recognition in 2011 of deferred tax assets previously not recognised, utilisation of tax losses and disallowed expenditure, which mainly related to share-based payment expenses, competition related administrative penalties and preference share dividends.

        The increase in the effective tax rate from 29,9% in 2010 to 31,3% in 2011 is primarily as a result of the higher share-based payment expenses, resulting from the Ixia Coal transaction and competition related administrative penalties paid in 2011 compared with the prior year. The competition related administrative penalties and share-based payment expenses are not deductible for tax purposes.

The decrease in the effective tax rate from 43,3% in 2009 to 29,9% in 2010 is as a result of the absence of competition related administrative penalties and lower share-based payment expenses, both of which are not deductible for tax purposes. Refer to Item 18 "Financial Statements—Note 41—Taxation".

Non-controlling interests in subsidiaries

        Non-controlling interests in subsidiaries in 2011 amounted to R426 million compared with R446 million in 2010 and R67 million in 2009. In 2010, the non-controlling interests in subsidiaries increased due to an increase in profits earned from Sasol Oil, in which outside shareholders have a 25% interest.

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

Turnover per segment

	South African energy cluster					International energy cluster		Chemical cluster
	Sasol Mining	Sasol Gas	Sasol Synfuels	Sasol Oil	Other	Sasol Synfuels International	Sasol Petroleum International	Sasol Polymers	Sasol Solvents	Sasol Olefins & Surfactants	Other Chemicals	Other businesses	Total
	(Rand in millions)
2011
External turnover	2 029	3 170	1 208	54 265	—	3 715	1 211	16 985	16 156	31 116	12 554	27	142 436
% of external turnover	1%	2%	1%	38%	—	3%	1%	12%	11%	22%	9%	—	100%
Inter-segment turnover	7 117	2 275	36 277	519	—	—	946	97	1 124	599	4 223	6 016	59 193
% of inter-segment turnover	12%	4%	61%	1%	—	—	2%	—	2%	1%	7%	10%	100%

Total turnover	9 146	5 445	37 485	54 784	—	3 715	2 157	17 082	17 280	31 715	16 777	6 043	201 629

2010
External turnover	1 696	2 986	879	47 932	—	2 282	916	14 236	14 425	24 774	11 951	179	122 256
% of external turnover	1%	2%	1%	39%	—	2%	1%	12%	12%	20%	10%	—	100%
Inter-segment turnover	6 167	2 385	33 014	479	—	—	769	85	1 340	509	4 257	5 241	54 246
% of inter-segment turnover	11%	4%	61%	1%	—	—	1%	—	3%	1%	8%	10%	100%

Total turnover	7 863	5 371	33 893	48 411	—	2 282	1 685	14 321	15 765	25 283	16 208	5 420	176 502

2009
External turnover	2 885	2 829	1 367	51 086	—	3 027	1 156	15 326	16 317	28 867	14 805	171	137 836
% of external turnover	2%	2%	1%	37%	—	2%	1%	11%	12%	21%	11%	—	100%
Inter-segment turnover	5 412	2 837	36 334	608	—	—	983	199	1 798	667	3 934	5 038	57 810
% of inter-segment turnover	9%	5%	63%	1%	—	—	2%	0%	3%	1%	7%	9%	100%

Total turnover	8 297	5 666	37 701	51 694	—	3 027	2 139	15 525	18 115	29 534	18 739	5 209	195 646

Operating profit/(loss) per segment

	South African energy cluster						International energy cluster			Chemical cluster
	Sasol Mining	Sasol Gas	Sasol Synfuels	Sasol Oil		Other	Sasol Synfuels International		Sasol Petroleum International	Sasol Polymers	Sasol Solvents	Sasol Olefins & Surfactants		Other Chemicals		Other businesses		Total
Operating profit/(loss) 2011 (Rm)	1 063	2 578	15 188	1 180		(62)	1 205		382	1 579	1 655	4 161		1 317		(296)		29 950
% of total	4%	9%	51%	3%		—	4%		1%	5%	6%	14%		4%		(1%	)	100%

Operating profit/(loss) 2010 (Rm)	815	2 479	13 175	1 364		(25)	131		337	958	1 154	2 492		892		165		23 937
% of total	3%	10%	55%	6%		—	1%		1%	4%	5%	10%		4%		1%		100%

Operating profit/(loss) 2009 (Rm)	1 593	2 424	25 188	(351)		(170)	(235)		1 115	946	495	(160)		(3 525)		(2 654)		24 666
% of total	6%	10%	102%	(1%	)	(1% )	(1%	)	5%	4%	2%	(1%	)	(14%	)	(11%	)	100%

Segment review

South African energy cluster

Sasol Mining—results of operations

	2011	2010	Change 2011/2010	Change 2011/2010	2009	Change 2010/2009	Change 2010/2009
	(Rand in millions)			(%)	(Rand in millions)		(%)
Turnover
External	2 029	1 696	333	20	2 885	(1 189)	(41)
Inter-segment	7 117	6 167	950	15	5 412	755	14

Total turnover	9 146	7 863	1 283	16	8 297	(434)	(5)
Operating costs and expenses(1)	(8 083)	(7 048)	(1 035)	15	(6 704)	(344)	5

Operating profit	1 063	815	248	30	1 593	(778)	(49)

Operating margin %	12	10			19

(1)
Operating costs and expenses net of other income.

Results of operations 2011 compared to 2010

        Total turnover increased by 16% from R7 863 million to R9 146 million mainly due to the higher average US dollar export coal price per ton compared with the prior year and the positive impact of higher sales prices to Sasol Synfuels, despite lower sales volumes. The effect of this increase was partially offset by the negative impact of a stronger rand/US dollar exchange rate (average rate R7,01 per US dollar for 2011 year compared with R7,59 per US dollar for 2010).

        Production volumes were 9% lower at 38,6 million tons (Mt) for 2011 compared with 42,6 Mt in 2010. The decrease in production is mainly as a result of lower off take from Sasol Synfuels due to the Sasol Synfuels' planned maintenance outage as well as adverse geological conditions due to some collieries reaching the end of their life of mine.

        Operating costs and expenses increased by 7%, excluding the effects of the share-based payment resulting from the Ixia Coal transaction of R565 million. The remaining increase in operating costs is mainly due to increased labour costs, maintenance and inflation, which was partially offset by a decrease in pre-feasibility and bulk sample costs related to Project Mafutha.

Results of operations 2010 compared to 2009

        Total turnover decreased by 5% from R8 297 million to R7 863 million mainly due to the lower average US dollar export coal price per ton compared with the prior year and the negative impact of a stronger rand/US dollar exchange rate (average rate R7,59 per US dollar for 2010 year compared with R9,04 per US dollar for 2009). The effect of this decrease was partially offset by greater sales volumes at higher prices to Sasol Synfuels and Sasol Infrachem and improved coal quality.

        Production volumes were 8,9% higher at 42,6 million tons (Mt) for 2010 compared with 39,1 Mt in 2009. The increase in production is mainly due to the implementation of the operations excellence programme and the revision of the production bonus structure.

        Operating costs and expenses include the effects of the increased Project Mafutha pre-feasibility and bulk sample costs as well as labour costs and maintenance which was contained to 5%.

        The main factors contributing to the increase/decrease in operating profit were:

	Change 2011/2010		Change 2010/2009
	(Rand in millions)%		(Rand in millions)%
Operating profit, 2010 and 2009, respectively	815		1 593
Exchange rate effects	(182)	(22)	(275)	(17)
Net product price increases	1 917	235	(165)	(10)
Inflation on other operating costs	(251)	(31)	(229)	(15)
Net volume and productivity effects	(487)	(60)	64	4
Effects of remeasurement items	(2)	—	2	—
Other effects(1)	(747)	(92)	(175)	(11)

Operating profit, 2011 and 2010, respectively	1 063		815

(1)
This arises primarily from the effects of the share-based payment expense resulting from the Ixia Coal transaction.

Remeasurement items for the years ended 30 June

        Operating costs and expenses include the effect of the following remeasurement items:

	2011	2010	2009
	(Rand in millions)
Scrapping of property, plant and equipment	5	5	5
Profit on disposal of property, plant and equipment	(2)	(4)	(2)

Total loss	3	1	3

        During 2011, 2010 and 2009 numerous assets with small carrying values were retired from use and the remaining carrying values attributable to these assets were written off. Other smaller assets were disposed of realising a profit of R2 million in 2011 (2010—R4 million and 2009—R2 million).

Sasol Gas—results of operations

	2011	2010	Change 2011/2010	Change 2011/2010	2009	Change 2010/2009	Change 2010/2009
	(Rand in millions)			(%)	(Rand in millions)		(%)
Turnover
External	3 170	2 986	184	6	2 829	157	6
Inter-segment	2 275	2 385	(110)	(4)	2 837	(452)	(16)

Total turnover	5 445	5 371	74	1	5 666	(295)	(5)
Operating costs and expenses(1)	(2 867)	(2 892)	25	(1)	(3 242)	350	(11)

Operating profit	2 578	2 479	99	4	2 424	55	2

Operating margin %	47	46			43

(1)
Operating costs and expenses net of other income.

Results of operations 2011 compared to 2010

        Total turnover increased marginally by 1% from R5 371 million in 2010 to R5 445 million in 2011 mainly due to higher sales volumes due to stronger demand from Sasol's operations in Sasolburg and

Secunda and the successful commissioning of the open cycle turbines at Sasol Synfuels. This was negated by lower gas prices due to the strong rand/US dollar exchange rate.

        Operating costs and expenses decreased by 1% mainly due to a reduction of costs resulting from the sale of the auto thermal reformer (ATR) to Sasol Infrachem. The decrease in operating costs and expenses were partially offset by start-up costs in respect of a new compressor station in Mozambique, which was commissioned in August 2010.

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

        Operating costs and expenses decreased by 11% mainly due to a reduction of costs through continued cost containment.

        The main factors contributing to the increase in operating profit were:

	Change 2011/2010		Change 2010/2009
	(Rand in millions)%		(Rand in millions)%
Operating profit, 2010 and 2009, respectively	2 479		2 424
Exchange rate effects	5	—	15	—
Net product price increases	(525)	(21)	(32)	(1)
Inflation on other operating costs	(13)	(1)	20	1
Net volume and productivity effects	687	28	48	2
Effects of remeasurement items	(6)	—	4	—
Other effects	(49)	(2)	—	—

Operating profit, 2011 and 2010, respectively	2 578		2 479

Remeasurement items for the years ended 30 June

        Operating costs and expenses include the effect of the following remeasurement items:

	2011	2010	2009
	(Rand in millions)
Scrapping of assets under construction	6	—	—
Scrapping of property, plant and equipment	—	—	4

Total loss	6	—	4

        In 2011, smaller projects which are no longer considered economically viable were written off.

        In 2009, smaller assets were retired from use and the remaining carrying values attributable to these assets were written off.

Sasol Synfuels—results of operations

	2011	2010	Change 2011/2010	Change 2011/2010	2009	Change 2010/2009	Change 2010/2009
	(Rand in millions)			(%)	(Rand in millions)		(%)
Turnover
External	1 208	879	329	37	1 367	(488)	(36)
Inter-segment	36 277	33 014	3 263	10	36 334	(3 320)	(9)

Total turnover	37 485	33 893	3 592	11	37 701	(3 808)	(10)
Operating costs and expenses(1)	(22 297)	(20 718)	(1 579)	8	(12 513)	(8 205)	66

Operating profit	15 188	13 175	2 013	15	25 188	(12 013)	(48)

Operating margin %	41	39			67

(1)
Operating costs and expenses net of other income.

Results of operations 2011 compared to 2010

        Total turnover increased by 11% from R33 893 million in 2010 to R37 485 million in 2011 mainly due to the higher average crude oil prices, which were partially negated by the strengthening of the rand against the US dollar (average rate R7,01 per US dollar for 2011 compared with R7,59 per US dollar for 2010).

        Production volumes decreased by 4% from 7,4 Mt in 2010 to 7,1 Mt in 2011 due to the largest planned maintenance outage in Sasol Synfuels' history.

        The open cycle gas turbines were commissioned during July 2010 and have resulted in an additional 200 megawatts of electricity generation for the Sasol Synfuels operations, thereby reducing the impact of above inflation electricity price increases in Sasol Synfuels' unit cost.

        Operating costs and expenses increased by 8% mainly due to increased depreciation resulting from the commissioning of the open cycle gas turbines.

Results of operations 2010 compared to 2009

        Total turnover decreased by 10% from R37 701 million in 2009 to R33 893 million in 2010 mainly due to the strengthening of the rand against the US dollar (average rate R7,59 per US dollar for 2010 year compared with R9,04 per US dollar for 2009) which was partially negated by higher average crude oil prices.

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

        The main factors contributing to the increase/decrease in operating profit were:

	Change 2011/2010		Change 2010/2009
	(Rand in millions)%		(Rand in millions)%
Operating profit, 2010 and 2009, respectively	13 175		25 188
Exchange rate effects	(2 702)	(21)	(5 764)	(23)
Net product and feedstock price	6 676	51	(7 352)	(29)
—crude oil effects	6 531	50	673	3
—effect of crude oil hedge	—	—	(4 904)	(20)
—other products	145	1	(3 121)	(12)
Inflation on other operating costs	(797)	(6)	(989)	(4)
Net volume and productivity effects	(1 743)	(13)	2 013	8
Effects of remeasurement items	(139)	(1)	79	—
Other effects(1)	718	5	—	—

Operating profit, 2011 and 2010, respectively	15 188		13 175

(1)
This arises primarily from the effects of the decrease in electricity costs resulting from the commissioning of the open cycle gas turbines.

Remeasurement items for the years ended 30 June

        Operating costs and expenses include the effect of the following remeasurement items:

	2011	2010	2009
	(Rand in millions)
Scrapping of property, plant and equipment	151	35	40
Scrapping of assets under construction	46	24	98
Profit on disposal of property, plant and equipment	—	(1)	(1)

Total loss	197	58	137

        The remeasurement items in 2011 include the scrapping of sections of projects and property, plant and equipment which are no longer economically viable and whose technologies can no longer be used (R140 million), critical spares (R7 million), term operating assets (R7 million), precious metals (R13 million), catalyst losses (R9 million) and other smaller items (R21 million).

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

Sasol Oil—results of operations

	2011	2010	Change 2011/2010	Change 2011/2010	2009	Change 2010/2009	Change 2010/2009
	(Rand in millions)			(%)	(Rand in millions)		(%)
Turnover
External	54 265	47 932	6 333	13	51 086	(3 154)	(6)
Inter-segment	519	479	40	8	608	(129)	(21)

Total turnover	54 784	48 411	6 373	13	51 694	(3 283)	(6)
Operating costs and expenses(1)	(53 604)	(47 047)	(6 557)	14	(52 045)	4 998	(10)

Operating profit/(loss)	1 180	1 364	(184)	(13)	(351)	1 715	489

Operating margin %	2	3			(1)

(1)
Operating costs and expenses net of other income.

Results of operations 2011 compared to 2010

        Total turnover increased by 13% from R48 411 million in 2010 to R54 784 million in 2011 mainly due to higher retail sales volumes. Total liquid fuel sales were marginally lower at 10,54 million cubic metres (Mm3) in 2011 compared with 10,55 Mm3 in 2010, specifically to the overland exporters into Southern Africa. Retail sales were 4% higher at 1,39 Mm3 in 2011 compared with 1,33 Mm3 in 2010.

        The increase in volumes was supported by improved production. The crude oil throughput at our Natref refinery increased by 12% from 3,3 Mm3 in 2010 to 3,7 Mm3 in 2011. The increased level of production in 2011 resulted in reduced imports to meet contractual obligations.

        Operating costs and expenses increased by 14% mainly as a result of higher raw material input and component prices as well as a bad debt provision recognised in 2011 in respect of a specific customer amounting to R215 million. Higher wholesale margins were also partly negated by weaker refining margins and the impact of the stronger rand/US dollar exchange rate.

Results of operations 2010 compared to 2009

        Total turnover decreased by 6% from R51 694 million in 2009 to R48 411 million in 2010 mainly due to lower product prices. Total liquid fuel sales were 7% higher at 10,55 Mm3 in 2010 compared to 9,85 Mm3 in 2009 specifically to wholesales and overland exporters into Southern Africa. This was as a result of a knock on effect from improved production despite a decrease in crude oil throughput at our Natref refinery which decreased by 6% from 3,5 Mm3 in 2009 to 3,3 Mm3 in 2010.

        Operating costs and expenses decreased by 10% from R52 045 million in 2009 to R47 047 million in 2010 as a result of reduced cash fixed costs and tighter inventory management. These positive effects were offset to some extent by the stronger rand/US dollar exchange rate.

        The main factors contributing to the decrease/increase in operating profit were:

	Change 2011/2010		Change 2010/2009
	(Rand in millions)%		(Rand in millions)%
Operating profit/(loss), 2010 and 2009, respectively	1 364		(351)
Exchange rate effects	(344)	(25)	(824)	(235)
Net product and feedstock price decreases	533	39	2 343	668
Inflation on other operating costs	(100)	(7)	(97)	(28)
Net volume and productivity effects	70	5	306	87
Effects of remeasurement items	(7)	—	(13)	(3)
Other effects(1)	(336)	(25)	—	—

Operating profit, 2011 and 2010, respectively	1 180		1 364

(1)
This amount includes a bad debt provision of R215 million recognised.

Remeasurement items for the years ended 30 June

        Operating costs and expenses include the effect of the following remeasurement items:

	2011	2010	2009
	(Rand in millions)
Impairment of property, plant and equipment	7	—	—
Scrapping of property, plant and equipment	18	15	3
Scrapping of assets under construction	7	—	—
Profit on disposal of property, plant and equipment	(15)	(5)	(6)

Total loss/(gain)	17	10	(3)

        The remeasurement items in 2011 include the impairment of property, plant and equipment of R7 million relating to the poor operational performance of a retail convenience centre in Durban, South Africa. In addition, various projects and assets with small carrying values were retired from use and scrapped, with the remaining carrying values attributable to these assets written off. The profit on the disposal of property, plant and equipment relates to various small items.

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

International energy cluster

Sasol Synfuels International (SSI)—results of operations

	2011	2010	Change 2011/2010	Change 2011/2010	2009	Change 2010/2009	Change 2010/2009
	(Rand in millions)			(%)	(Rand in millions)		(%)
Turnover
External	3 715	2 282	1 433	63	3 027	(745)	(25)
Inter-segment	—	—	—	—	—	—	—

Total turnover	3 715	2 282	1 433	63	3 027	(745)	(25)
Operating costs and expenses(1)	(2 510)	(2 151)	(359)	17	(3 262)	1 111	(34)

Operating profit/(loss)	1 205	131	1 074	820	(235)	366	156

Operating margin %	32	6			(8)

(1)
Operating costs and expenses net of other income.

Results of operations 2011 compared to 2010

        Total turnover increased significantly by 63% from R2 282 million in 2010 to R3 715 million in 2011 mainly due to increased production volumes at the Oryx GTL plant in Qatar and higher product prices derived from crude oil prices, which were partially offset by a stronger rand/US dollar exchange rate.

        Operating costs and expenses increased by 17% from R2 151 million in 2010 to R2 510 million in 2011 primarily due to the partial impairment of the investment in the EGTL project amounting to R123 million in 2011.

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

        The main factors contributing to the increase in operating profit were:

	Change 2011/2010		Change 2010/2009
	(Rand in millions)%		(Rand in millions)%
Operating profit/(loss), 2010 and 2009, respectively	131		(235)
Exchange rate effects	(46)	(35)	(113)	(48)
Net product price	774	590	—	—
Inflation on other operating costs	(36)	(27)	—	—
Net volume and productivity effects	714	545	(294)	(125)
Effects of remeasurement items	(122)	(93)	773	329
Other effects	(210)	(160)	—	—

Operating profit, 2011 and 2010, respectively	1 205		131

Remeasurement items for the years ended 30 June

        Operating costs and expenses include the effect of the following remeasurement items:

	2011	2010	2009
	(Rand in millions)
Scrapping of property, plant and equipment	3	—	5
Loss on disposal of property, plant and equipment	—	4	1
Disposal of business	—	—	771
Impairment of investment in associate	123	—	—

Total loss	126	4	777

        The remeasurement items in 2011 include the scrapping of a number of assets with small carrying values that were retired from use and the remaining carrying values attributable to these assets were written off.

        The 10% interest in EGTL is recognised as an investment in associate. Due to the delay in the project and the increasing costs of completion, an impairment review was performed based on the current project economics. The results of the impairment review indicated that the value in use was lower than the carrying value of the investment. A partial impairment of R123 million was recognised in 2011.

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

Sasol Petroleum International (SPI)—results of operations

	2011	2010	Change 2011/2010	Change 2011/2010	2009	Change 2010/2009	Change 2010/2009
	(Rand in millions)			(%)	(Rand in millions)		(%)
Turnover
External	1 211	916	295	32	1 156	(240)	(21)
Inter-segment	946	769	177	23	983	(214)	(22)

Total turnover	2 157	1 685	472	28	2 139	(454)	(21)
Operating costs and expenses(1)	(1 775)	(1 348)	(427)	32	(1 024)	(324)	32

Operating profit	382	337	45	13	1 115	(778)	(70)

Operating margin %	18	20			52

(1)
Operating costs and expenses net of other income and including exploration costs.

Results of operations 2011 compared to 2010

        Total turnover increased by 28% from R1 685 million in 2010 to R2 157 million in 2011 mainly due to the higher sales volumes resulting from increased production. This was further underpinned by higher average crude oil and gas prices.

        Total natural gas sales volumes from Mozambique increased from 75,1 million gigajoules (MGJ) in 2010 to 88,0 MGJ in 2011. Condensate sales increased by 50% from 0,2 million bbl in 2010 to 0,3 million bbl in 2011. Total oil sales from Gabon were maintained at 1,9 million bbl from 2010 to 2011.

        In 2011, SPI acquired a 50% stake in the Farrell Creek and Cypress A shale gas assets of Talisman Energy Inc. (Talisman), a Canadian-based company, located in the Montney Basin, of British Columbia, Canada. The combined shale gas production from the Farrell Creek and Cypress A assets amounted to 2,9 billion standard cubic feet (Bscf). Production from the Canadian operation is ramping up.

        Operating costs and expenses increased by 32% mainly due to the write off of unsuccessful exploration wells of R441 million in 2011 and higher cash fixed costs related to the expansion of the onshore gas production facilities in Pande and Temane, Mozambique, to increase the current annual production capacity from 120 MGJ to 183 MGJ.

Results of operations 2010 compared to 2009

        Total turnover decreased by 21% from R2 139 million in 2009 to R1 685 million in 2010 mainly due to the negative impact of the stronger rand US dollar exchange rate as well as lower sales volumes from the Etame oil field cluster in Gabon. This was partly negated by the impact of higher average crude oil and gas prices.

        Total gas sales volumes from Mozambique increased marginally from 74,7 MGJ in 2009 to 75,1 MGJ in 2010, while condensate sales decreased by 62% from 0,5 bbl in 2009 to 0,2 million bbl in 2010. Total oil sales from Gabon decreased by 5% from 2,0 million bbl in 2009 to 1,9 million bbl in 2010.

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

        The main factors contributing to the increase/decrease in operating profit were:

	Change 2011/2010		Change 2010/2009
	(Rand in millions)%		(Rand in millions)%
Operating profit, 2010 and 2009, respectively	337		1 115
Exchange rate effects	(22)	(7)	(415)	(38)
Net product and feedstock price decreases	407	121	(23)	(2)
—crude oil effects	273	81	74	7
—effect of crude oil hedge	—	—	(152)	(14)
—other products	134	40	55	5
Inflation on other operating costs	(24)	(7)	—	—
Net volume and productivity effects	196	58	(249)	(22)
Effects of remeasurement items	(334)	(99)	(91)	(8)
Other effects	(178)	(53)	—	—

Operating profit, 2010 and 2010, respectively	382		337

Remeasurement items for the years ended 30 June

        Operating costs and expenses include the effect of the following remeasurement items:

	2011	2010	2009
	(Rand in millions)
Loss on disposal of property, plant and equipment	—	—	1
Write off of unsuccessful exploration wells	441	58	16
Impairment of assets under construction	1	50	—

Total loss	442	108	17

        In 2011, an amount of R441 million was written off in respect of capitalised exploration wells subsequently appraised to be unsuccessful.

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

Chemical Cluster

Sasol Polymers—results of operations

        Our polymer-related activities are housed in two separate entities, Sasol Polymers, a division of Sasol Chemical Industries Limited, and Sasol Polymers International Investments (Pty) Ltd, a subsidiary of the Sasol Investment Company (Pty) Ltd.

	2011	2010	Change 2011/2010	Change 2011/2010	2009	Change 2010/2009	Change 2010/2009
	(Rand in millions)			(%)	(Rand in millions)		(%)
Turnover
External	16 985	14 236	2 749	19	15 326	(1 090)	(7)
Inter-segment	97	85	12	14	199	(114)	(57)

Total turnover	17 082	14 321	2 761	19	15 525	(1 204)	(8)
Operating costs and expenses(1)	(15 503)	(13 363)	2 140	16	(14 579)	1 216	(8)

Operating profit	1 579	958	621	65	946	12	1

Operating margin %	9	7			6

(1)
Operating costs and expenses net of other income.

Results of operations 2011 compared to 2010

        Total turnover increased by 19% from R14 321 million in 2010 to R17 082 million in 2011 mainly due to the increase in production volumes and the recovery of international polymer prices which was partly offset by the strengthening of the rand against the US dollar.

        Operating costs and expenses increased by 16% from R13 363 million in 2010 to R15 503 million in 2011 primarily due to the once-off administrative penalty of R112 million paid to the South African Competition Commission and increased feedstock prices resulting from higher average oil prices.

        Arya Sasol Polymer Company contributed positively with an average capacity utilisation of 80% for the year.

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

        Operating costs and expenses decreased by 8% from R14 579 million in 2009 to R13 363 million in 2010 primarily due to reductions in cash fixed costs resulting from the reorganisation of the Polymers business in South Africa. This positive impact was partially offset by foreign exchange translation differences.

        The main factors contributing to the increase in operating profit were:

	Change 2011/2010		Change 2010/2009
	(Rand in millions)%		(Rand in millions)%
Operating profit, 2010 and 2009, respectively	958		946
Exchange rate effects	(30)	(3)	(1 703)	(180)
Net product and feedstock price	254	27	1 738	184
—crude oil	(1 145)	(119)	61	7
—other products	1 399	146	1 677	177
Inflation on other operating costs	(182)	(19)	(216)	(23)
Net volume and productivity effects	943	98	208	22
Effects of remeasurement items	(32)	(3)	(15)	(2)
Other effects(1)	(332)	(35)	—	—

Operating profit, 2011 and 2010, respectively	1 579		958

(1)
Other effects include the competition related administrative penalty.

Remeasurement items for the years ended 30 June

        Operating costs and expenses include the effect of the following remeasurement items:

	2011	2010	2009
	(Rand in millions)
Impairment of property, plant and equipment	5	5	—
Scrapping of property, plant and equipment	42	6	1
Scrapping of assets under construction	—	—	3
(Profit)/ loss on disposal of property, plant and equipment	(1)	3	(5)

Total loss/(gain)	46	14	(1)

        The remeasurement items in 2011 include the impairment of property, plant and equipment relating to a railway line at Petlin, which is no longer in use. In addition, various projects and assets were retired from use and disposed of realising a profit of R1 million. Numerous assets with small carrying values were retired from use and the remaining carrying values attributable to these assets were written off to the value of R42 million.

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

Sasol Solvents—results of operations

	2011	2010	Change 2011/2010	Change 2011/2010	2009	Change 2010/2009	Change 2010/2009
	(Rand in millions)			(%)	(Rand in millions)		(%)
Turnover
External	16 156	14 425	1 731	12	16 317	(1 892)	(12)
Inter-segment	1 124	1 340	(216)	(16)	1 798	(458)	(25)

Total turnover	17 280	15 765	1 515	10	18 115	(2 350)	(13)
Operating costs and expenses(1)	(15 625)	(14 611)	(1 014)	7	(17 620)	3 009	(17)

Operating profit	1 655	1 154	501	43	495	659	133

Operating margin %	10	7			3

(1)
Operating costs and expenses net of other income.

Results of operations 2011 compared to 2010

        Total turnover increased by 10% from R15 765 million in 2010 to R17 280 million in 2011. The increase was primarily due to higher sales prices resulting from market shortages and the increase in crude oil prices in 2011.

        Total production volumes for Sasol Solvents decreased by 9% from 1,71 Mt in 2010 to 1,55 Mt in 2011. Total sales volumes decreased from 1,71 Mt in 2010 to 1,61 Mt in 2011 due to scheduled outages at production facilities.

        Operating costs and expenses increased by 7% from R14 611 million in 2010 to R15 625 million in 2011 due to the increased cost of feedstock and the impact of the stronger rand US dollar exchange rate.

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

        The main factors contributing to the increase in operating profit were:

	Change 2011/2010		Change 2010/2009
	(Rand in millions)%		(Rand in millions)%
Operating profit, 2010 and 2009, respectively	1 154		495
Exchange rate effects	(373)	(32)	(710)	(143)
Net product and feedstock price	937	81	1 173	237
—crude oil	854	74	223	45
—other products	83	7	950	192
Inflation on other operating costs	(172)	(15)	(245)	(50)
Net volume and productivity effects	(189)	(16)	341	69
Effects of remeasurement items	(5)	—	100	20
Other effects	303	25	—	—

Operating profit, 2011 and 2010, respectively	1 655		1 154

Remeasurement items for the years ended 30 June

        Operating costs and expenses include the effect of the following remeasurement items:

	2011	2010	2009
	(Rand in millions)
Impairment of property, plant and equipment	31	12	69
Impairment of assets under construction	1	2	—
Impairment of intangible assets	6	—	27
Reversal of impairment of property, plant and equipment	(15)	—	—
Scrapping of property, plant and equipment	32	44	62
Loss on disposal of property, plant and equipment	8	—	—

Total loss	63	58	158

        During 2011, further impairments amounting to R34 million were recognised in respect of the Herne site in Germany. This cash generating unit was fully impaired in 2008. Further, expenditure relating to compliance with legal and safety obligations was capitalised to the asset during the year and subsequently impaired.

        In addition, an impairment of R4 million was recognised in respect of intangible assets due to the decrease in the market price of emission rights during the year.

        In 2007, the Methyl Ethyl Ketone in Moers, Germany, was impaired as a result of recurring losses. During 2011, the economics of the business had improved due to the successful implementation of a restructuring plan and the increase in sales prices. The previous impairment was reassessed by management and a reversal of R9 million of the previous impairment was recognised in 2011. In addition, the previously recognised impairment of R6 million of the Acrylates Glacial Acrylic Acid plant in South Africa was reversed

        The scrapping of property, plant and equipment relates to in process consumption of Rhodium catalyst amounting to R30 million. The remaining scrapping of R2 million relates to other smaller assets.

        In addition, various projects and assets were retired from use and disposed of realising a loss of R8 million.

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

Sasol Olefins & Surfactants (O&S)—results of operations

	2011	2010	Change 2011/2010	Change 2011/2010	2009	Change 2010/2009	Change 2010/2009
	(Rand in millions)			(%)	(Rand in millions)		(%)
Turnover
External	31 116	24 774	6 342	26	28 867	(4 093)	14
Inter-segment	599	509	90	18	667	(158)	(24)

Total turnover	31 715	25 283	6 432	25	29 534	(4 251)	(14)
Operating costs and expenses(1)	(27 554)	(22 791)	(4 763)	21	(29 694)	6 903	(23)

Operating profit/(loss)	4 161	2 492	1 669	67	(160)	2 652	1 658

Operating margin %	13	10			(1)

(1)
Operating costs and expenses net of other income.

Results of operations 2011 compared to 2010

        Total turnover increased by 25% from R25 283 million in 2010 to R31 715 million in 2011 mainly due to increased sales volumes and improved margins. Sales volumes increased by 6% from 1,92 Mt in 2010 to 2,04 Mt in 2011 as demand in the market recovered.

        Operating costs and expenses increased by 21% from R22 791 million in 2010 to R27 554 million in 2011. The effect of higher crude oil prices impacted negatively on oil-derived feedstock prices resulting in increased cost of sales of approximately 25%. This was offset to some extent by lower cash fixed costs. In addition, included in operating costs and expenses is the partial reversal of the impairment of the Sasol Italy assets of R491 million.

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

        The main factors contributing to the increase in operating profit were:

	Change 2011/2010		Change 2010/2009
	(Rand in millions)%		(Rand in millions)%
Operating profit/(loss), 2010 and 2009, respectively	2 492		(160)
Exchange rate effects	(403)	(16)	(422)	(264)
Net product and feedstock price	1 769	71	3 077	1 923
Inflation on other operating costs	(72)	(3)	—	—
Net volume and productivity effects	302	12	(453)	(283)
Effects of remeasurement items	156	6	450	282
Other effects	(83)	(3)	—	—

Operating profit, 2011 and 2010, respectively	4 161		2 492

Remeasurement items for the years ended 30 June

        During the year under review operating costs and expenses include the effect of the following remeasurement items:

	2011	2010	2009
	(Rand in millions)
Impairment of property, plant and equipment	—	8	18
Impairment of intangible assets	6	—	84
Reversal of impairment of property, plant and equipment	(514)	(348)	—
Reversal of impairment of intangible assets	(4)	(15)	—
Reversal of impairment of assets under construction	(2)	(2)	—
Scrapping of property, plant and equipment	4	2	1
Loss on disposal of property, plant and equipment	13	6	3
(Profit)/loss on disposal of business	(3)	5	—

Total (gain)/loss	(500)	(344)	106

        The remeasurement items in 2011 include:

  •
  Reversal of impairments—

  •
  During 2007, the Sasol Italy Organics business was fully impaired due to a decline in the economics of the business. Following the termination of the Sasol O&S divestiture process in 2007, Sasol O&S implemented a turnaround programme. The Sasol O&S turnaround programme included, among others, the closure of the Porto Torres and Augusta plants in

      Italy, the sale of unprofitable assets such as Crotone as well as various cost reduction initiatives. As a result, these initiatives as well as improvements in overall market conditions have provided indications that part of the previously recognised impairments should be reversed. Management concluded that a reversal of the previously recognised impairment of approximately R900 million (€96 million) was appropriate. Accordingly, an amount of R491 million was recognised in 2011 as a reversal of the impairment;

    •
    Reversal of impairment of property, plant and equipment—during 2007, the Cumol Sulfonate and Butyl Glycol Ether businesses within the Sasol Germany Organics cash generating unit were impaired as these assets were not performing. In 2008, management implemented a restructuring plan which was focused on the reduction of cash fixed costs and improved asset utilisation. Based on the current indicators from the turnaround process, management concluded that these businesses are showing signs of sustainable improvement and recorded a reversal of R29 million of the previously recognised impairment;

  •
  Impairment of intangible assets amounting to R6 million resulted from the decrease in the market price of emission rights during the year;

  •
  Numerous assets with small carrying values were retired from use and the remaining carrying values attributable to these assets were written off to the value of R4 million;

  •
  Various projects and assets were retired from use and disposed of realising a loss of R13 million in 2011; and

  •
  Profit on disposal of business—during 2007, Sasol Olefins & Surfactants approved the closure and dissolution of its investment in Sasol O&S China Investment Co. Ltd. (CHC). The liquidation was finalised in December 2011, resulting in a profit of R3 million.

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

  •
  Various projects and assets were retired from use and disposed of realising a loss of R6 million in 2010; and

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

  •
  Additionally, numerous assets with small carrying values were retired from use and the remaining carrying values attributable to these assets were written off to the value of R1 million; and

  •
  Various projects and assets were retired from use and disposed of realising a loss of R3 million in 2009.

Other Chemicals—results of operations

        Other chemical business includes Sasol Nitro, Sasol Wax, Merisol, Sasol Infrachem and various smaller chemical businesses.

	2011	2010	Change 2011/2010	Change 2011/2010	2009	Change 2010/2009	Change 2010/2009
	(Rand in millions)			(%)	(Rand in millions)		(%)
Turnover
External	12 554	11 951	603	5	14 805	(2 854)	(19)
Inter-segment	4 223	4 257	(34)	(1)	3 934	323	8

Total turnover	16 777	16 208	569	4	18 739	(2 531)	(14)
Operating costs and expenses(1)	(15 460)	(15 316)	(144)	1	(22 264)	6 948	31

Operating profit/(loss)	1 317	892	425	48	(3 525)	4 417	125

Operating margin %	8	6			(19)
Sasol Nitro
Total turnover	4 798	4 709	89	2	6 829	(2 120)	(31)
Operating profit/(loss)	610	306	304	99	(370)	676	183
Sasol Wax
Total turnover	7 123	6 636	487	7	7 397	(761)	(10)
Operating profit/(loss)	742	659	83	13	(2 994)	3 653	122
Merisol
Total turnover	846	759	87	11	766	(7)	(1)
Operating profit	92	22	70	318	92	(70)	(76)
Sasol Infrachem
Total turnover	4 008	4 102	(94)	(2)	3 746	356	10
Operating profit/(loss)	7	(56)	63	113	(192)	136	71

(1)
Operating costs and expenses net of other income.

Results of operations 2011 compared to 2010

        Sasol Nitro, which comprises our South African ammonia, fertilisers, phosphates and explosives portfolios, increased operating profit by 99% from R306 million in 2010 to R610 million in 2011 due to improved product margins in the ammonia, explosives and fertiliser businesses, higher commodity selling prices and the reduction of cash fixed costs. These results were partially offset by the effect of the stronger rand/US dollar exchange rate. In addition, lower fertiliser sales volumes were realised due to the settlement agreement with the South African Competition Commission to exit the retail fertiliser sales sector of the market as well as exiting fertiliser trading activities.

        Sasol Wax produces and markets wax and wax related products to commodity and specialty wax markets globally. Total turnover has increased by 7%, primarily as a result of increased sales volumes in the South African and European wax market. This impact was partially negated by the strengthening of the rand against the US dollar. Operating profit increased by 13% from R659 million in 2010 to R742 million in 2011 despite higher raw material prices. Cash fixed costs were contained within inflation levels.

        Merisol, our 50:50 cresylic acids joint venture with Merichem Company, produces about a third of the world's phenolics. Total turnover increased by 11% from R759 million to R846 million in 2011 mainly due to increased sales volumes.

        Sasol Infrachem's total turnover decreased by 2% from R4 102 million in 2010 to R4 008 million in 2011 due to lower sales volumes resulting from scheduled outages at the various business unit production facilities. Sasol Infrachem realised an operating loss of R56 million in 2010 compared with an operating profit of R7 million in 2011. Gas production increased marginally by 2% from 37,2 MGJ in 2010 to 37,8 MGJ in 2011.

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

Remeasurement items for the years ended 30 June

        Operating costs and expenses includes the effect of the following remeasurement items:

	2011	2010	2009
	(Rand in millions)
Impairment of property, plant and equipment	6	5	211
Impairment of assets under construction	—	7	13
Impairment of intangible and other assets	—	—	5
Impairment of investments	—	1	8
Scrapping of property, plant and equipment	10	9	5
Scrapping of assets under construction	—	8	—
(Profit)/loss on disposal of property, plant and equipment	(15)	(3)	2
Loss on disposal of intangible assets	—	1	2
(Profit)/loss on disposal of businesses	(6)	—	1
Profit on disposal of associate	(6)	(7)	—

Total loss	(11)	21	247

        The remeasurement items in 2011 include:

  •
  Impairment of property, plant and equipment—R6 million related to the Sasol Nitro fertiliser downstream bagging facilities;

  •
  Scrapping of property, plant and equipment—numerous assets with small carrying values were retired from use and the remaining carrying values attributable to these assets were written off to the value of R10 million;

  •
  Profit on disposal of property, plant and equipment—various projects and assets were retired from use and disposed of realising a profit of R15 million;

  •
  Profit on disposal of associate—on 10 July 2007, Sasol Wax disposed of its 31% investment in Paramelt RMC BV, operating in The Netherlands, for a consideration of R251 million, realising a profit of R129 million. During 2011, the additional conditions precedent were met resulting in the receipt of additional consideration of R6 million; and

  •
  Profit on disposal of businesses—On 20 July 2010, Sasol Nitro concluded an agreement with the South African Competition Commission to dispose of the bulk blending and liquid fertiliser blending facilities in Potchefstroom, Durban, Bellville, Endicott and Kimberley. As a result, Sasol entered into negotiations with potential buyers for the purchase of the plants. In June 2011, the Potchefstroom facility was sold resulting in a profit of R6 million. The remaining facilities have been accounted for as assets held for sale.

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

  •
  Loss on disposal of intangible assets of R2 million relates to a patent that was sold by Sasol Wax; and

  •
  During the year Sasol Wax disposed of its interest in Sasol Wax Danmark APS realising a loss of R1 million.

Other businesses—results of operations

        Other businesses include Sasol Financing, Sasol Technology, the group's central administration activities and alternative energy businesses.

	2011	2010	Change 2011/2010	Change 2011/2010	2009	Change 2010/2009	Change 2010/2009
	(Rand in millions)			(%)	(Rand in millions)		(%)
Turnover
External	27	179	(152)	(85)	171	8	5
Inter-segment	6 016	5 241	775	15	5 038	203	4

Total turnover	6 043	5 420	623	(11)	5 209	211	4
Operating costs and expenses(1)	(6 339)	(5 255)	(1 084)	21	(7 863)	2 608	33

Operating (loss)/profit	(296)	165	(461)	(279)	(2 654)	2 819	106

(1)
Operating costs and expenses net of other income.

Results of operations 2011 compared to 2010

        Operating profit for 2011 was negatively impacted by net losses incurred on hedging activities and operating expenses incurred in the ramping up of the new energy business.

Results of operations 2010 compared to 2009

        Operating profit for 2010 was positively impacted by the lower share-based payment expense relating to the Sasol Inzalo share transaction of R2 million in 2010 compared with R2 435 million in 2009, as a result of the shares issued to the black public in 2009, and the effect of the strengthening of the rand against the US dollar.

Remeasurement items for the years ended 30 June

        Operating costs and expenses includes the effect of the following remeasurement items:

	2011	2010	2009
	(Rand in millions)
Impairment of property, plant and equipment	—	17	—
Impairment of intangible and other assets	4	1	23
Impairment of assets under construction	—	2	—
Scrapping of property, plant and equipment	2	8	7
Scrapping of assets under construction	33	—	—
Profit on disposal of property, plant and equipment	(2)	(4)	(4)
Profit on disposal of business	—	—	(2)

Total loss	37	24	24

        During 2011, the impairment of intangible assets of R4 million was due to the decrease in the market price of emission rights during the year. The scrapping of assets under construction related to the replacement of information management systems and software in which numerous projects and assets were written off to the value of R33 million.

        Additionally in 2011, numerous assets with small carrying values were retired from use and the remaining carrying values attributable to these assets were written off to the value of R2 million.

        During 2010, due to the increasing cash fixed costs to maintain the accommodation facility owned by Sasol in Secunda and the relatively low occupation levels, the carrying value of the hotel was impaired by R17 million. Also, due to the decrease in the market price of emission rights during the year, the carrying value of intangible assets was impaired by R1 million at 30 June 2010. The impairment of assets under construction relates to the impairment of generators amounting to R2 million.

        Additionally in 2010, numerous assets with small carrying values were retired from use and the remaining carrying values attributable to these assets were written off to the value of R8 million. Various projects and assets were retired from use and disposed of realising a profit of R4 million in 2010.

        During 2009, Sasol acquired an accommodation facility in Secunda, South Africa for a purchase consideration of R17 million as part of a cost savings initiative to accommodate staff members and other personnel working on the Sasol Synfuels growth initiative.

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

        Sasol Technology (Pty) Ltd disposed of its 50% interest in Sasol-Lurgi Technology Co (Pty) Ltd, realising a profit of R2 million.

RECENT ACCOUNTING PRONOUNCEMENTS

The following IFRS accounting standards, interpretations and amendments to published accounting standards which are applicable to the group have been issued by the IASB, but not yet effective, have not been adopted in the current year:

  IFRS 9, Financial Instruments

        IFRS 9 introduced new requirements for classifying and measuring financial assets and liabilities. As the scope of the standard will be further expanded to include impairment of assets and hedge accounting, we will review the effects of a comprehensive standard on financial instruments and consider adoption when appropriate. The effective date for adoption of this standard is for periods commencing on or after 1 January 2013 with earlier adoption permitted.

  IFRS 10, Consolidated Financial Statements*

        This standard defines the principle of control and establishes control as the basis for determining which entities are included in the consolidated financial statements. This standard will not have a significant impact on the financial statements of the group as we apply the criteria for establishing control as defined in IFRS 10, Consolidated Financial Statements.

*
The new suite of standards is effective for annual periods beginning on or after 1 January 2013. Early adoption is permitted provided that the entire suite is adopted at the same time.

  IFRS 11, Joint Arrangements*

        This standard establishes the principles for financial reporting by parties to a joint arrangement depending upon the rights and obligations established under the joint arrangement. We are currently evaluating the impact on the financial statements of the group as the results of Sasol's joint ventures are currently proportionately consolidated on a line-by-line basis (refer note 63) and will consider adoption when appropriate.

  IFRS 12, Disclosure of Interests in Other Entities*

        The standard requires an entity to disclose information that enables users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities; and the effects of those interests on its financial position, financial performance and cash flows. We are currently reviewing the effects of the standard in conjunction with IFRS 11, Joint Arrangements, and will consider adoption when appropriate.

  IAS 27 (Amendment), Separate Financial statements*

        Following the introduction of IFRS 10, Consolidated Financial Statements, this standard was also amended. We are currently reviewing the effects of the standard in conjunction with IFRS 11, Joint Arrangements, and will consider adoption when appropriate.

  IAS 28 (Amendment), Investments in Associates and Joint Ventures*

        Following the introduction of IFRS 11, Joint Arrangements, this standard was also amended to take into account the changes in accounting for joint arrangements whereby joint ventures are equity accounted. We are currently reviewing the effects of the standard in conjunction with IFRS 11, Joint Arrangements, and will consider adoption when appropriate.

  IAS 19 (Amendment), Employee Benefits

        The standard was amended by eliminating an option to defer the recognition of gains and losses known as the 'corridor method' and streamlining the presentation of changes in assets and liabilities arising from defined benefit plans, including requiring remeasurements to be presented in other comprehensive income (OCI). We are currently reviewing the effects of the standard as we currently apply the corridor method (refer note 20) and will consider adoption when appropriate. The effective date for adoption of this standard is for periods commencing on or after 1 January 2013 with earlier adoption permitted.

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

        In 2009, we entered into a cash conservation approach, which included our cost containment strategy and the suspension of our share repurchase programme. This resulted in the group's strong cash position. In addition, our cash conservation approach also included the prioritisation of our capital expenditure programme, which was necessitated by the lack of liquidity in the debt markets. In 2010 and 2011, we have continued with this strategy. In the short-term our capital expenditure was prioritised to that which can be funded through cash generated from operating activities. In 2009, significant cash resources were available due to the unlocking of working capital which was previously tied up in inventory and trade receivables. In 2010 and 2011, our liquidity was underpinned by the higher crude oil prices and the resultant increase in product prices.

        The following table provides a summary of our cash flows for each of the three years ended 30 June 2011, 2010 and 2009:

	2011	2010	2009
	(Rand in millions)
Net cash retained from operating activities	25 816	15 529	30 838
Net cash utilised in investing activities	(24 465)	(16 704)	(12 518)
Net cash retained from/(utilised by) financing activities	288	(2 701)	(1 193)

        The cash generated by our operating activities is applied first to pay our debt and tax commitments and then to provide a return in the form of a dividend to our shareholders. The net cash retained is applied primarily to invest in our capital investment programme.

        Refer to "Item 18 Financial Statements—Note 16—Cash and cash equivalents" of the consolidated financial statements for additional information on the currency analysis of the group's cash and cash equivalents.

Operating activities

        Net cash retained from operating activities has fluctuated over the past three years to R25 816 million in 2011 from R15 529 million in 2010 and R30 838 million in 2009 as a result of the volatility experienced in the markets due to the global economic recession. Cash flows retained from operating activities include the following significant cash flows:

	2011	2010	Change 2011/2009	Change 2011/2010	2009	Change 2010/2009	Change 2010/2009
	(Rand in millions)			(%)	(Rand in millions)		(%)
Cash generated by operating activities	38 639	27 338	11 301	41	48 187	(20 849)	(43)
Income tax paid	(6 691)	(6 040)	(651)	11	(10 252)	4 212	41
Dividends paid	(6 614)	(5 360)	(1 254)	23	(7 193)	1 833	25

        In 2011, the average dated Brent crude oil price increased to US$96,48/b from the average of US$74,37/b in 2010 and from US$68,14/b in 2009. The impact of higher average crude oil prices and the resultant improved product prices, together with improved volumes, has had a positive impact on our operations in 2011 and 2010. However, we have seen an increase in our working capital, which has partially offset this improvement. Cash generated by operating activities has increased by 41% to R38 639 million in 2011 and decreased by 43% to R27 338 million in 2010. In line with operating profit generated by our businesses, the most significant contributor to our cash generated by operations is Sasol Synfuels. The increase in tax paid during the year is due to the increase in taxable profit.

        Dividends paid amounted to R6 614 million in 2011 compared to R5 360 million in 2010 and R7 193 million in 2009. Our dividend distribution policy is a progressive dividend policy to distribute dividends on a regular basis, to maintain and/or grow dividends in line with the anticipated sustainable growth in earnings, barring significant economic variables such as fluctuations in the oil price and exchange rates. The prevailing circumstances of the company, future investment plans, financial performance and the trading and macro economic environments are considered when we make decisions on dividends. The average rate of earnings to dividend distributions in the past five years was approximately 2,7 times. Our dividend cover for 2011 is 2,5 times.

Investing activities

        Net cash utilised in investing activities has increased from R12 518 million in 2009 to R16 704 million in 2010 and to R24 465 million in 2011.

        Cash flows utilised in investing activities include the following significant cash flows:

	2011	2010	Change 2011/2010	Change 2011/2009	2009	Change 2010/2009	Change 2010/2009
	(Rand in millions)			(%)	(Rand in millions)		(%)
Additions to non-current assets(1)	(20 665)	(16 108)	(4 557)	28	(15 672)	(436)	(3)
Acquisition of interests in joint ventures	(3 823)	—	(3 823)	100	—	—	—
Acquisition of businesses	—	—	—	—	(30)	30	100
Disposal of businesses	22	—	22	100	3 486	(3 486)	(100)

(1)
Includes additions to property, plant and equipment, assets under construction and intangible assets.

        The increase in additions to non-current assets is primarily due to an increase in capital expenditure on projects to expand our operations which includes the following key projects:

Projects(1)	Business categories	30 June 2011	30 June 2010	30 June 2009
		(Rand millions)
Pipeline expansion—1st compressor	Sasol Gas	177	186	532
Additional gasifiers in gas production	Sasol Synfuels	661	—	—
Reforming gas improvement project	Sasol Synfuels	557	—	—
Power generation with open cycle turbines	Sasol Synfuels	307	842	1 077
16th Oxygen train	Sasol Synfuels	559	970	507
10th Sasol advanced synthol reactor	Sasol Synfuels	378	463	316
Gas heated heat exchange reformers	Sasol Synfuels	608	354	189
3rd Catalyst plant, South Africa	Sasol Synfuels International	218	465	221
Mozambique expansion	Sasol Petroleum International	675	484	1 203
Petroleum West Africa development	Sasol Petroleum International	197	83	429
Farrell Creek shale gas exploration and development	Sasol Petroleum International	1 242	—	—
Ethylene purification unit	Sasol Polymers	675	—	—
2nd and 3rd Octene trains	Sasol Solvents	124	—	298
Ethylene tetramerisation project in North America	Other chemical businesses	68	—	—
Limestone ammonium nitrate (LAN) replacement project	Other chemical businesses	367	—	—
Fischer-Tropsch wax expansion project	Other chemical businesses	1 720	564	227
Other smaller projects	Various	1 920	2 189	2 984

		10 453	6 600	7 983

(1)
The amounts include business development costs and our group's share of capital expenditure of joint ventures. The amounts exclude finance expenses capitalised. These amounts were approved by our board of directors. We hedge all our major South African capital expenditure in foreign currency immediately upon commitment of the expenditure or upon approval of the project.

        In addition, we invested R10 212 million, R9 508 million and R7 689 million on non-current assets in 2011, 2010 and 2009, respectively, to sustain existing operations.

        During 2011 and 2010, no acquisitions of businesses occurred. The 2009 acquisitions comprised the acquisition of 50,1% of Exelem Aviation (Pty) Ltd for a purchase consideration of R13 million and an accommodation facility in Secunda, South Africa for a purchase consideration of R17 million.

        On 17 December 2010, Sasol signed an agreement with the Canadian based Talisman Energy Inc (Talisman) to acquire a 50% stake in their Farrell Creek shale gas assets, located in the Montney Basin of British Columbia, Canada for a purchase consideration of R7,1 billion. Talisman will retain the remaining 50% interest and continue as operator of the Farrell Creek assets, that includes gas gathering systems and processing facilities. On 1 March 2011, the suspensive conditions pertaining to the agreement with Talisman were fulfilled and the transaction was completed. A cash consideration of CAD295,7 million (R2 068 million) was paid at that time. The remainder of the purchase consideration will be settled through the capital carry obligation.

        On 8 March 2011, Sasol exercised an option with Talisman to acquire a 50% stake in their Cypress A shale gas asset for a purchase consideration of R7,1 billion. This acquisition is also located in the Montney Basin in Canada. Consistent with the Farrell Creek shale gas acquisition, this second acquisition will also see Talisman retain the remaining 50% interest and continue to operate the Cypress A gas asset. On 10 June 2011, the suspensive conditions pertaining to the agreement with Talisman were fulfilled and the transaction was completed. A cash consideration of CAD250,8 million (R1 755 million) was paid at that time. The remainder of the purchase consideration will be settled through the capital carry obligation.

        The total cash consideration paid relating to the Canadian shale gas assets amounted to R3 823 million.

        During 2011, we disposed of businesses for a net consideration of R22 million (2010—net amount of nil consideration and 2009—R3 486 million). The 2011 disposals include Sasol's receipt of an additional consideration of R6 million following the fulfilment of the remaining conditions precedent relating to the disposal of the investment in Paramelt RMC BV in 2007. In addition, Sasol Nitro divested from its regional blending facility in Potchefstroom, South Africa, for a consideration of R16 million. This divestiture is in accordance with a settlement agreement concluded with the South African Competition Commission. The 2010 disposals comprised Sasol's receipt of an additional consideration of R7 million following the fulfilment of the remaining conditions precedent relating to the disposal of the investment in Paramelt RMC BV in 2007. This consideration was offset by the additional payment required in respect of creditors related to the disposal of Sasol Italy's Crotone assets during the current year.

Financing activities

        The group's operations are financed primarily by means of its operating cash flows. Cash shortfalls are usually short-term in nature and are met primarily from short-term banking facilities. Long-term capital expansion projects and acquisitions of businesses are financed by a combination of internally generated cash flow and variable and fixed rate debt. This debt is usually in the measurement currency of the project or acquisition being financed and we aim to negotiate repayment terms that match the expected cash flow to be generated by the asset or the business acquired. Net cash retained from financing activities was R288 million in 2011, compared with the net cash utilised of R2 701 million and R1 193 million in 2010 and 2009, respectively. The following significant cash flows are included in financing activities:

	2011	2010	Change 2011/2010	Change 2011/2010	2009	Change 2010/2009	Change 2010/2009
	(Rand in millions)			(%)	(Rand in millions)		(%)
Share repurchase programme	—	—	—	—	(1 114)	1 114	100
Repayment of short-term debt	(413)	(199)	214	108	(2 091)	1 892	90
Repayment of long-term debt	(1 702)	(4 647)	2 945	63	(4 820)	173	4
Proceeds from short-term debt	118	170	(52)	(31)	280	(110)	(39)
Proceeds from long-term debt	2 247	2 080	167	8	5 575	(3 495)	(63)

        At the company's annual general meeting held on 22 November 2006, the shareholders authorised the directors to undertake a general repurchase by Sasol Limited, or any of its subsidiaries, of Sasol Limited ordinary shares up to a maximum of 10% of the company's issued share capital, subject to the provisions of the Companies Act of South Africa and the requirements of the JSE Limited. This authority was again renewed by shareholders at the annual general meeting held on 30 November 2007.

At the annual general meetings held on 28 November 2008 and 27 November 2009, shareholders renewed the directors' authority to repurchase up to 4% of the issued ordinary shares of the company. No purchases have been made under this authority. At the annual general meeting held on 26 November 2010, shareholders granted the authority to the Sasol directors to repurchase up to 10% of Sasol's issued share capital (excluding the preferred ordinary and Sasol BEE shares) for a further maximum of 15 months. No shares were repurchased during 2010 and 2011.

        Through our subsidiary, Sasol Investment Company (Pty) Ltd, we had purchased 40 309 886 ordinary shares representing 6,39% of the issued share capital of the company, excluding the Sasol Inzalo share transaction, for R12,1 billion at a cumulative average price of R299,77 per share since the inception of the programme in 2007. 31 500 000 ordinary shares of the repurchased shares were cancelled on 4 December 2008 for a total value of R7,9 billion. As at 30 June 2011, through our subsidiary, Sasol Investment Company (Pty) Ltd, we held 8 809 886 ordinary shares, representing 1,45% of the issued share capital of the company, excluding the Sasol Inzalo share transaction, for an amount of R2 641 million at a cumulative average price of R299,77 per share.

        During 2011, proceeds from long-term debt included preference share debt of R707 million related to the Ixia Coal transaction and various other facilities raised across the group. During 2011 and 2010, no additional preference share debt related to the Sasol Inzalo share transaction was raised. During 2009, preference share debt of R4,2 billion was raised related to the Sasol Inzalo share transaction. Refer to "Item 5A—Operating results". In 2011, the repayment of the long-term debt related primarily to the settlement of the term loan from the Central Energy Fund in Republic of Mozambique Pipeline Investments Company (Pty) Ltd and the repayment of the long-term debt in Arya Sasol Polymer Company which bears interest at significantly higher interest rates. In 2010, the repayment of long-term debt related primarily to the settlement of our Eurobond facility, while the proceeds from long-term debt relates to various facilities raised across the group.

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

        As at 30 June 2011, we have authorised capital expenditure of R74,8 million, of which R26,5 million has already been spent. See "Item 5.F—Tabular disclosure of contractual obligation—Capital commitments". Our long-term capital expansion projects are financed by means of a combination of internally generated cash flow and variable and fixed-rate long-term debt. This debt is normally financed in the same currency as the underlying project and repayment terms are designed to match the expected cash flows to be generated by that project.

        Our debt comprises the following:

	2011	2010
	(Rand in millions)
Long-term debt, including current portion	15 849	15 197
Short-term debt	109	456
Bank overdraft	209	119

Total debt	16 167	15 772
Less cash (excluding cash restricted for use)	(14 716)	(14 870)

Net debt	1 451	902

        Our debt profile has a longer-term bias which is a reflection of both our capital investment programme and the favourable results generated by operating activities over the last three years.

        The group has borrowing facilities with major financial institutions of R42 436 million (2010—R43 472 million). Of these facilities, R16 167 million (2010—R15 772 million) has been utilised at year end.

        There were no events of default for the years ended 30 June 2011 and 30 June 2010.

Banking facilities and debt arrangements at 30 June 2011

	Expiry date	Currency	Rand equivalent	Utilisation
			Rm	Rm
Sasol Financing
Uncommitted facilities
Commercial banking facilities	Various (short-term)	Rand	6 662	32
Commercial paper programme	None	Rand	6 000	—
Committed facility
Revolving credit facility (bilateral)	June 2013	US dollar	1 016	—
Commercial banking facilities	Various (short-term)	Rand	2 000	—
Sasol Financing International
Committed facility
Revolving credit facility (bilateral)	June 2013	US dollar	1 016	—
Other commercial banking facilities	Various	Euro	116	116
Other Sasol businesses
Uncommitted facilities
Commercial banking facilities	Various (short-term)	Rand	7 994	—
Asset based finance
Republic of Mozambique Pipeline Investments Company (Pty) Ltd	December 2017	Rand	2 316	2 316
Sasol Petroleum Temane Limitada	June 2015	Euro and Rand	542	542
Debt arrangements
Arya Sasol Polymer Company	March 2016	Euro	1 738	1 738
National Petroleum Refiners of South Africa (Pty) Ltd	Various	Rand	1 837	1 654
Sasol Inzalo Groups Funding (Pty) Ltd (preference shares)	October 2011 to October 2018	Rand	2 498	2 498
Sasol Inzalo Public Funding (Pty) Ltd (preference shares)	October 2011 to October 2018	Rand	4 680	4 680
Sasol Mining Holdings (Pty) Ltd (preference shares)	March 2013 to October 2018	Rand	707	707
Property finance leases
Sasol Oil (Pty) Ltd and subsidiaries	Various	Rand	729	729
Other banking facilities and debt arrangements	Various	Various	2 585	1 155

			42 436	16 167

Comprising
Long-term debt				15 849
Short-term debt				109
Bank overdraft				209

16 167

        Besides our normal commercial banking facilities, the majority of which is in South Africa, another facility to fund short-term funding requirements in South Africa is our commercial paper programme of R6 billion, normally at fixed interest rates. We had no exposure on the programme at 30 June 2011.

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

	Less than 1 year	1 to 2 years	2 to 5 years	More than 5 years	Total
(Rand in millions)
Maturity profile long-term debt	1 493	1 318	4 100	8 938	15 849

        We endeavour to match the tenure of our debt with the nature of the asset or project being financed.

Covenants

        The group is subject to certain covenants on its debt facilities relating to earnings, debt cover, and net asset value, amongst others. There were no events of default in the year ended 30 June 2011.

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

        Total expenditure on research in years 2011, 2010 and 2009 was R1 006 million, R908 million and R922 million, respectively. Development costs capitalised in 2011, 2010 and 2009 amounted to R16 million, R198 million and R403 million, respectively. For further information regarding our research and development activities, see "Item 4.B—Business overview—Sasol Technology".

5.D Trend information

        Our financial results since the end of 2011 have been principally affected by fluctuations in dated Brent crude oil prices and a strengthening of the rand to US dollar.

        In recent months, the derived European Brent crude oil spot price has marginally decreased from the year end level as at 30 June 2011 of US$114,04/b to US$105,25/b on 30 September 2011 with a high of US$118,99/b and a low of US$105,25/b during that period. Given the current global economic conditions and the uncertain political environment in certain major oil producing countries, the oil price has been volatile and this volatility is expected to continue in the foreseeable future. As discussed above, a high oil price generally results in increased profitability for our group.

        The rand to US dollar exchange rate was R6,77 at 30 June 2011. The rand strengthened subsequent to 30 June 2011 reaching R8,10 per US dollar at 30 September 2011 with a high of R8,49 per US dollar and a low of R6,62 per US dollar during the period 1 July 2011 to 30 September 2011. While the exchange rate during the current year has been relatively more volatile than in previous years due to the current global economic conditions, we are unable to accurately forecast whether this will continue in the foreseeable future.

5.E Off-balance sheet arrangements

        We do not engage in off-balance sheet financing activities and do not have any off-balance sheet debt obligations, off-balance sheet special purpose entities or unconsolidated affiliates.

Guarantees

        As at 30 June 2011, the group has issued the following guarantees for which the liabilities have not been included in the statement of financial position.

	Note	Maximum potential amount 2011
(Rand in millions)
In respect of GTL ventures	i	1 576
In respect of the shale gas ventures	ii	11 737
Other guarantees and claims	iii	605
In respect of letters of credit	iv	2 674

i.
Sasol Limited has issued the following significant guarantees for the obligations of various of its subsidiaries in respect of the GTL Ventures. These guarantees relate to the construction and funding of Oryx GTL Limited in Qatar, including inter alia:

•
A guarantee for the take-or-pay obligations of a wholly owned subsidiary has been issued under the gas sale and purchase agreement (GSPA) entered into between Oryx GTL Limited, Qatar Petroleum and ExxonMobil Middle East Gas Marketing Limited, by virtue of this subsidiary's 49% shareholding in Oryx GTL Limited. Sasol's exposure is limited to the amount of US$173 million (R1 171 million). In terms of the GSPA, Oryx GTL Limited is contractually committed to purchase minimum volumes of gas from Qatar Petroleum and ExxonMobil Middle East Gas Marketing Limited on a take-or-pay basis. Should Oryx GTL terminate the GSPA prematurely, Sasol Limited's wholly owned subsidiary will be obliged to take or pay for its 49% share of the contracted gas requirements. The term of the GSPA is 25 years from the date of commencement of operations. The project was commissioned in April 2007.

•
Sasol Limited issued a performance guarantee for the obligations of its subsidiaries in respect of and for the duration of the investment in Sasol Chevron Holdings Limited, limited to an amount of US$60 million (R405 million). Sasol Chevron Holdings Limited is a joint venture between a wholly owned subsidiary of Sasol Limited and Chevron Corporation.

    All guarantees listed above are issued in the normal course of business.

ii.
Guarantees of R11 737 million have been issued to Talisman Energy Inc, in respect of the development of the Farrell Creek and Cypress A shale gas assets in Canada until the capital carry has been fully utilised.

iii.
Included in other guarantees are customs and excise guarantees of R149 million and R230 million in respect of feedstock purchases.

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

5.F Tabular disclosure of contractual obligations

        Contractual obligations/commitments.    The following significant contractual obligations existed at 30 June 2011:

Contractual obligations (excluding capital expenditure)	Total amount	Within 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years
	(Rand in millions)
Operating leases	7 231	759	643	565	530	507	4 227
External long-term debt	15 849	1 493	1 318	1 518	1 522	1 060	8 938
External short-term debt	109	109	—	—	—	—	—
Purchase commitments	45 442	13 252	8 475	7 927	7 059	4 351	4 378
Bank overdraft	209	209	—	—	—	—	—
Finance leases*	1 573	204	155	143	117	98	856

Total	70 413	16 026	10 591	10 153	9 228	6 016	18 399

*
R888 million related to these finance lease obligations is included in the external long-term debt contractual obligations.

        Purchase commitments have increased from R25 478 million in 2010 to R45 442 million in 2011 due to the increased prices of certain of our major chemical raw materials as well as increased commitments resulting from increased demand for our products and new contracts with our oil suppliers to supply oil to the refining factories in the coastal areas in South Africa.

        Capital commitments.    Commitments are budgeted, approved and reported in accordance with our management policy for segmental reporting.

        The following table sets forth our authorised capital expenditure as of 30 June:

Capital expenditure	2011
(Rand in millions)
Authorised and contracted for	41 367
Authorised but not yet contracted for	33 458

Authorised capital expenditure	74 825
Less expenditure to date	(26 504)

Unspent capital commitments	48 321

        For more information regarding our planned capital expenditure see "4.A History and development of the company—Capital expenditure".

        It is estimated that the expenditure will be incurred as follows:

Contractual commitments	Total amount	Within 1 year	1 to 2 years	2 to 5 years	Over 5 years
	(Rand in millions)
Capital commitments	48 321	26 771	15 316	6 205	29

        The above amounts are as reported to our board. They exclude capitalised finance expenses but include business development costs and our group's share of capital expenditure of proportionately consolidated investees. In 2011, an amount of R148 million (2010—R1 266 million) has been committed by the group for further development of the Escravos GTL project.

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

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A    Directors and senior management

The board of directors

        Our board currently comprises the following:

Name	Position	Age(1)	Member since	Current term expires(2)
Thembalihle Hixonia Nyasulu	Non-executive chairman	57	1 June 2006	25 November 2011
Colin Beggs	Independent non-executive director	63	8 July 2009	25 November 2011
David Edward Constable	Chief executive officer	49	1 July 2011	25 November 2011
Hendrik George Dijkgraaf	Independent non-executive director	64	16 October 2006	25 November 2011
Victoria Nolitha Fakude	Executive director, sustainability and business transformation	46	1 October 2005	25 November 2011
Mandla Sizwe Vulindlela Gantsho	Independent non-executive director	49	1 June 2003	25 November 2011
Imogen Nonhlanhla Mkhize	Independent non-executive director	48	1 January 2005	30 November 2012
Mfundiso Johnson Ntabankulu Njeke	Independent non-executive director	52	4 February 2009	25 November 2011
Kandimathie Christine Ramon	Executive director	44	1 May 2006	25 November 2011
Jürgen Erich Schrempp	Lead independent non-executive director	67	21 November 1997	25 November 2011

(1)
As at 28 September 2011.

(2)
Under our memorandum of incorporation, one-third of the serving directors shall retire at the annual general meeting of the company or, if the total number of serving directors who shall retire does not constitute a multiple of three, the number of directors who shall retire shall be the number, adjusted upwards, that is the closest to one-third. The number of directors that will retire at the annual general meeting in future years can therefore not be determined accurately in advance. In addition, directors who are appointed by the board during the year shall retire at the annual general meeting. Directors appointed for the first time after 27 October 1997, will retire (in spite of re-election in the interim) and are eligible for re-election on the date on which five years from his or her initial appointment or re-appointment expires.

(3)
Under our memorandum of incorporation, a director shall retire at the end of the calendar year in which he reaches the age of 70, unless directors vote unanimously otherwise.

        Colin Beggs became our director on 8 July 2009. Mr Beggs was the chief executive officer of PricewaterhouseCoopers until the end of June 2009. He joined Price Waterhouse in 1970 and qualified as a chartered accountant in 1971 and obtained a Bachelor of Commerce (Honours) from the University of Port Elizabeth in 1971. He became a partner in 1979 and was elected senior partner in 1992. In January 2001, he became chief executive officer of PricewaterhouseCoopers. He is also a former chairman of the board of the South African Institute of Chartered Accountants (SAICA). He served as chairman of the Accounting Practices Committee and is currently a member of the Accounting Practices Board and a director of the Ethics Institute of South Africa. He is also a director of Absa Bank Limited and Absa Group Limited.

        David Constable became our director and chief executive officer on 1 July 2011. Mr Constable was the Group President, Operations of Fluor Corporation from March 2009 to 31 May 2011, responsible for project execution services, project management, global procurement and construction, risk management, information technology, and sustainability across all Fluor's core business groups. Before that, he served in various international sales, operations and group president positions in Fluor Corporation in the oil, gas, petrochemicals, mining and power industries. Prior to joining Sasol, he also sat on the board of the US-China Business Council. He received a Bachelor of Science—Engineering degree from the University of Alberta, Canada in 1982 and attended the International Management

Programme at Thunderbird University in the United States in 1997 and the Advanced Management Programme at Wharton Business School in the United States in 2000.

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

        Nolitha Fakude became our director in 2005. On 1 July 2010, she became responsible for sustainability and business transformation for Sasol. She is responsible for worldwide human resources, corporate affairs, government affairs and group transformation and with effect from 1 July 2010; she also became responsible for strategic oversight over information management, supply chain, shared services, operations excellence, functional excellence and safety, health and the environment. She is also a director of several other companies in the group. Before joining Sasol, she was a member of the group executive committee at Nedbank Group Limited. She was also a director of Harmony Gold Mining Company Limited, BMF Investment Limited and Woolworths Holdings Limited. She holds Bachelor of Arts and Honours degrees in Psychology from the University of Fort Hare and attended the Senior Executive Programme at Harvard Business School in the United States in 1999.

        Mandla Gantsho has been our director since 2003. He is the chief executive officer of Nova Capital Africa. Prior to that, he was the Vice President Operations: Infrastructure, Private Sector & Regional Integration of the African Development Bank from 2006 to 2009, before that the chief executive officer and managing director of the Development Bank of Southern Africa. He is the chairman of the board of directors of Ithala Development Finance Corporation, and is also a director of Impala Platinum Holdings Limited and the South African Reserve Bank. In 1997, he was appointed as a Commissioner of the Finance and Fiscal Commission, a body set up in terms of the South African Constitution to advise the South African parliament on intergovernmental fiscal transfers. In 2002, he was appointed as a member of the Myburgh Commission of Enquiry into the rapid depreciation of the rand in 2001. He obtained a Certificate in Accountancy Theory and a Bachelor of Commerce (Honours) in Financial Management from the University of Cape Town, South Africa in 1985 and 1986, respectively. He also obtained a Masters in Science from The George Washington University in 2002 and a Masters and Doctorate in Philosophy from the University of Pretoria, South Africa in 2006. He qualified as a chartered accountant in 1987.

        Imogen Mkhize has been our director since 2005. She is the chairman of The Richards Bay Coal Terminal Company (Pty) Ltd and a director of several companies including Mondi plc and Mondi Limited and MTN South Africa Limited. She is also a member of the Financial Markets Advisory Board and up until June 2010, a member of the Harvard Business School Alumni Board. Previously, she was the managing director of Lucent Technologies South Africa and she also held the position of chief executive officer of the World Petroleum Congress between June 2003 and July 2006. In 2001, the World Economic Forum recognised her as a Global Leader for Tomorrow. She obtained a Bachelor of Science in Information Systems from Rhodes University in 1984 and a Masters in Business Administration from Harvard Business School in 1995.

        JJ Njeke became our director in 2009. Mr Njeke is a past chairman of the South African Institute of Chartered Accountants. He was the managing director of Kagiso Trust Investments from 1 June 1994 to 30 June 2010. He serves on the boards of Adcorp Holdings Limited, ArcelorMittal (SA), Barloworld, MMI Holdings Limited, Resilient Property Income Fund, MTN Group Limited, the Council of the

University of Johannesburg and the South African Qualifications Authority. He previously served as a member of the Katz Commission of Inquiry into Taxation in South Africa, the General Committee of the JSE Securities Exchange, the Audit Commission—Supervisory Body of the Office of Auditor General and the Audit Committee of National Treasury. Mr Njeke obtained a Bachelor of Commerce degree from the University of Fort Hare and a Bachelor Computationis (Honours) from the University of South Africa. He qualified as a chartered accountant in 1986. He also holds a Higher Diploma in Tax from the University of Johannesburg, South Africa.

        Hixonia Nyasulu became our director in 2006 and our chairman in 2009. She is a director of Ayavuna Women's Investments (Pty) Ltd. She indirectly owns 5,1% of the shares in Tshwarisano LFB Investment (Pty) Ltd, which acquired 25% of our subsidiary, Sasol Oil (Pty) Ltd, on 1 July 2006. Ms. Nyasulu is also a director of Tshwarisano and Sasol Oil. She is also a director of Barloworld Limited, Unilever plc and Unilever NV and a member of the JP Morgan SA advisory board. She is a former director of Anglo Platinum Limited and the Tongaat Hulett Group Limited. She has a Bachelor of Arts in Social Work and a Bachelor of Arts (Honours) degree in Psychology. She also holds an Executive Leadership Development Programme certificate from the Arthur D Little Management Education Institute (Cambridge, Massachusetts) and attended the International Programme for Board Members at the Institute of Management Development in Lausanne, Switzerland in 1997.

        Christine Ramon became our director in 2006. She is the chief financial officer and a director of several other companies in the group. Before joining Sasol, she was the chief executive officer of Johnnic Holdings Limited, prior to which she held several senior positions including acting chief operating officer and financial director. She started her career with Coopers & Lybrand and progressed to audit manager at their offices in South Africa and Italy. During this time she was, amongst other things, seconded to the Independent Electoral Commission as deputy finance director. She was a non-executive director of Transnet SOC Limited until December 2010. In 2006, the World Economic Forum recognised her as a Young Global Leader. In 2011, she was appointed deputy chair of the South African government's Financial Reporting Standards Council and as chairman of the CFO Forum of the Top 40 listed companies in South Africa. She previously served as a member of the Standing Advisory Committee to the International Accounting Standards Board. She obtained a Bachelor of Accounting Science and Honours degrees from the University of South Africa in 1988 and 1989, respectively and qualified as a chartered accountant in 1990. She attended the Senior Executive Programme at Harvard Business School in the United States in 1999.

        Jürgen Schrempp has been our director since 1997 and became the lead independent director on 28 November 2008. He is the former chairman of the board of management of Daimler AG. He is the chairman of Mercedes-Benz South Africa (Pty) Ltd and a director of Compagnie Financière Richemont SA, Iron Mineral Beneficiation Services (Pty) Ltd and Jonah Capital (Pty) Ltd. He is founding chairman of the Southern Africa Initiative of German Business (SAFRI), a member of the President's Council of Togo and a former member of the South African President's International Investment Council. He is chairman emeritus of the Global Business Coalition on HIV/AIDS and honorary Consul-General in Germany of the Republic of South Africa. He has received numerous national and international awards, including the Order of Good Hope, South Africa's highest civilian award. He holds a Professorship of the Federal State of Baden-Württemberg, Germany and Honorary Doctorates from the University of Graz, Austria and the University of Stellenbosch, South Africa.

Senior management

        The following is a list of our senior executive officers, constituting the group executive committee, whose age and current areas of responsibility we set out below:

Name	Age(1)	Position and areas of responsibility
David Edward Constable	49	Chief executive.
Kandimathie Christine Ramon	44	Chief financial officer.
André Marinus de Ruyter	43	Senior group executive, operations.
Victoria Nolitha Fakude	46	Executive director, sustainability and business transformation.
Vuyo Dominic Kahla	41	Group executive, advisory and assurance and company secretary.
Bernard Ekhard Klingenberg	49	Group executive, responsible for the South African energy businesses, excluding Sasol Mining.
Maurice Radebe	51	Group executive, responsible globally for corporate affairs, stakeholder relations, and enterprise development.
Christiaan Francois Rademan	53	Group executive, information management, supply chain, shared services, operations excellence, functional excellence and SH&E. Also responsible for Sasol Mining.
Giullean Johann Strauss	53	Senior group executive, new business development, Sasol Petroleum International, Sasol Synfuels International and technology.

(1)
As at 28 September 2011.

        André de Ruyter became our senior group executive, operations, responsible globally for the operation of all Sasol's chemical businesses and the South African energy business, except Sasol Mining, with effect from 1 July 2010. He became a group general manager on 1 September 2009 and was responsible for Sasol's chemical business between December 2009 and June 2010. Prior to this he was the managing director of Sasol Olefins and Surfactants and led the turnaround project to restore Sasol Olefins and Surfactants to profitability. He has held various positions in Sasol Mining, Sasol Oil, Sasol Gas and Sasol Synfuels International, including leading the China CTL project and Sasol Group Strategy. He is a director of several companies in the Sasol group. He obtained a Bachelor of Arts and a Bachelor of Civil Law from the University of Pretoria in 1988 and 1991, a post-graduate Bachelor of Laws degree from the University of South Africa in 1996, and a Master in Business Administration from Nyenrode University in The Netherlands, in 1998.

        Vuyo Kahla became our group executive, advisory and assurance with effect from 1 January 2011. He was also appointed company secretary with effect from 14 March 2011. He is responsible for the company secretarial, legal, compliance, risk management, intellectual property law and internal audit and forensic services functions. From June 2004 to December 2006, he was group executive, legal and risk at Transnet SOC Limited and from January 2007 to November 2010 was group executive, office of the group chief executive, with executive responsibility for legal services, risk management, compliance, company secretarial services, strategy and business modelling, corporate and public affairs and public policy and regulation. He is a director of several companies in the Sasol group. The World Economic Forum has recognised him as a Young Global Leader and he is an alumnus of the Prince of Wales University of Cambridge Programme on Sustainability Leadership. He is a member of the Audit Committee of the South African Revenue Service and Chairman of the Audit and Enterprise Risk Management Committee of the University of South Africa. He obtained a Bachelor of Arts (Law) degree and a postgraduate Bachelor of Law degree from Rhodes University, Grahamstown, South Africa in 1994 and 1996, respectively.

        Bernard Klingenberg became our group executive responsible for the South African energy businesses, excluding Sasol Mining, with effect from 1 April 2011. Before that he was responsible for group human resources for a period of two years. Since joining the Sasol group in 1986, he has held various positions in maintenance, technical and general management fields in some of the South

African Energy and the global Chemicals businesses of the group. He was the managing director of Sasol Polymers from April 2007 to March 2009 and before that the managing director of Sasol Nitro. He is a director of several companies in the Sasol group. He obtained a Master of Science (Mechanical Engineering) from the University of Cape Town, South Africa in 1986.

        Maurice Radebe became our group executive with effect from 1 November 2010. He is globally responsible for corporate affairs, stakeholder relations and enterprise development. Before that he was the managing director of Sasol Oil from December 2006. He joined Sasol Oil in January 2004, when Sasol Oil purchased Exel Petroleum, where he was the managing director. He obtained a Bachelor of Science (Applied Mathematics and Physics) from the University of the North, Polokwane, South Africa in 1983 and a Higher Diploma for Educators of Adults from the University of Witwatersrand, Johannesburg, South Africa in 1988. He attended the Management Advancement Programme at the Wits Business School in Johannesburg, South Africa in 1991 and obtained a Masters in Business Administration from Wits Business School in 1997. He attended the General Management Programme at Harvard Business School in the United States in 2007.

        Riaan Rademan is our group executive responsible for information management, supply chain, shared services, operations excellence, functional excellence, and safety, health and the environment. He is also responsible for Sasol Mining. He became the group general manager responsible for shared services, group information management and procurement and supply chain on 1 May 2009. He was the managing director of Sasol Nitro from February 2007 to March 2009 and before that the managing director of Sasol Mining. He is a director of several companies in the Sasol group. He obtained a Bachelor of Mechanical Engineering degree from the University of Pretoria, South Africa in 1980 and a Master of Business Leadership from the University of South Africa in 1987. He attended the Advanced Management Programme at the University of Pennsylvania in Wharton, United States of America in 1995.

        Lean Strauss became our senior group executive, new business development and technology, responsible for delivering on our growth aspirations with effect from 1 July 2010. He has also been responsible for Sasol's International Energy Cluster since August 2005. He joined Sasol in 1982 as an investment officer of the Sasol Pension Fund. He spent most of his career with Sasol Oil and held the positions of general manager, manufacturing and supply as well as general manager, marketing. He was appointed general manager of Sasol Gas in 1997 and managing director of Sasol Nitro in 2002. He is a director of several companies in the Sasol group. He obtained Bachelor of Commerce and Honours degrees from the University of Stellenbosch prior to joining Sasol and a Masters of Commerce degree in Business Management from the Rand Afrikaans University (now the University of Johannesburg) in 1986.

        See above for biographies of our executive directors.

        Refer to "Item 6.C—Board practices" for information on the composition of the board, the appointment, retirement and re-election of directors, and board powers and procedures.

6.B    Compensation

Group remuneration philosophy and policy

        The remuneration policy is aimed at encouraging sustainable performance based on a values-driven organisational culture and at providing stimuli for employee attraction, motivation and retention. The design and implementation of executive reward policies are guided by the principle to include a strong link between pay and performance, placing a significant portion of the remuneration 'at risk' measured at group, business unit and individual performance level whilst not encouraging behaviour contrary to the company's approach to risk management. The policy aims at supporting Sasol in its aim of being as a preferred employer in the markets in which it operates.

        Key principles include:

  •
  Motivating and reinforcing individual, team and business performance. Business objectives are incorporated as targets into all incentive plans; Embracing reasonable differentiation in remuneration for purposes of rewarding superior individual performance, attracting and retaining scarce skills and promoting diversity; and

  •
  Viewing rewards holistically through the integration of all relevant components.

        The components of the total remuneration mix are designed to support and enable Sasol's business strategy. They take into account market realities and talent requirements in different geographic locations. The remuneration mix for employees not subject to collective bargaining agreements consists of:

  •
  base salary and benefits (referred to as total guaranteed package in the South African context);

  •
  short-term incentives; and

  •
  medium-term and long-term incentives.

        Medium-term and long-term incentives are only awarded to performing members of senior management.

        The ratios within the remuneration mix differ depending on different levels within the organisation and on geographic location. In order to remain competitive, all elements of total remuneration as well as the remuneration mix are subject to regular benchmarking exercises.

        There is strong alignment between the types of benefits that are offered to all permanent employees. Defensible differentiation in remuneration and benefits is applied in terms of market practice, the size and complexity of the position, the need to attract and retain certain scarce skills and individual performance.

        The remuneration committee (the committee) is confident that the remuneration policy aligns top management's interests with shareholders' by promoting and measuring performance that drives long-term sustained shareholder value.

        The committee considers the appropriate actual level of total remuneration for each member of the group executive committee (GEC) relative to the target amounts approved for pre-determined performance levels.

Policy on non-executive directors' fees and remuneration

        Non-executive directors are appointed to the Sasol Limited board (the board) based on their ability to contribute competence, insight and experience appropriate to assisting the group to achieve its objectives. Consequently, fees are set at levels to attract and retain the calibre of director necessary to contribute to a highly effective board. Non-executive directors receive fixed fees for services on boards and board committees. They do not receive short-term incentives, nor do they participate in any medium-term nor long-term incentive plans. No arrangement exists for emoluments in respect of loss of office.

        The annual fees payable to non-executive directors for the year commencing 1 July 2010 were approved by shareholders on 26 November 2010 and thereafter implemented retroactively.

        The board recommends the fees payable to the chairman and non-executive directors for approval by the shareholders. Proposals for fees are prepared with the support of internal and external human resource experts, for consideration by the committee and the board. Consideration is given to the increased responsibility placed on non-executive directors due to onerous legal and regulatory requirements and the commensurate risk assumed. Benchmarking information of companies of similar size and complexity and projected inflation rate over the period are factors considered when reviewing the annual fees. The revised fees of the non-executive directors will be submitted to the shareholders for approval at the annual general meeting to be held on 25 November 2011 and implemented with retroactive effect from 1 July 2011 once approval by way of special resolution has been obtained.

Executive service contracts

        With the exception of the chief executive officer, executive directors and prescribed officers(1) are not employed on fixed-term contracts and have standard employment service agreements with current notice periods of three months. They are required to retire from the group and the board at the age of 60, unless requested by the board to extend his or her term. Service contracts entitle executives to standard group benefits, as well as participation in the group's short-term, medium-term and long-term incentive schemes. Summarised details of service contracts are as follows:

(1)
Prescribed officers within the meaning of the South African Companies Act, No 71 of 2008, are defined by the degree of participation by these executives in exercising executive control over and management of the whole, or a significant portion, of the business and activities of the company.

•
Some members of the GEC have, where required, dual employment agreements; one with Sasol Limited or Sasol Group Services (Pty) Ltd, that governs the duties performed by the individual in South Africa and one with Sasol Holdings (The Netherlands) BV that governs the duties performed by the individual outside South Africa in respect of the international business units.

•
The cash portion of the total guaranteed package and the short-term incentive is split, as agreed, between the two agreements and the cash remuneration paid by Sasol Holdings (The Netherlands) BV, is calculated with reference to the time spent by these employees on services performed offshore for Sasol Holdings (The Netherlands) BV.

•
Contractual entitlements on termination of employment include, for employees who leave for reasons of retirement or retrenchment, a pro rata short-term incentive payment. Share options, share appreciation rights and medium-term incentive rights are treated in terms of the respective scheme rules.

•
No additional provisions or entitlements exist for a change of control of the company other than for termination of employment in accordance with the prevailing company policy and medium-term and long-term incentive scheme rules. In the event of a takeover or merger of the company, the rights issued under the medium-term and long-term incentive schemes will vest immediately, subject to the latest estimate performance achievement against the corporate performance targets. In the event of a takeover or merger which results in a participating group company ceasing to be a subsidiary, all rights shall if determined by the board, become immediately exercisable to the extent and within the period which the board determines.

Description of remuneration practices

Total guaranteed package structures and benchmarking

        The group's remuneration practices have been structured to be competitive in a globally complex and rapidly evolving industry whilst recognising the importance of cost containment. They ensure that the group can attract, motivate and retain the right calibre of people to achieve the group's strategic business objectives. Executive remuneration is benchmarked to data provided in national executive remuneration surveys as well as to information disclosed in the remuneration reports of comparator organisations. Due to the size and complexity of the group, its business model, multiple value chains and extensive international footprint, total guaranteed package values for senior specialist and executive positions within the South African market are compared to upper quartile values available from South African remuneration surveys. The rationale for this benchmark is that participating organisations that are included in the South African remuneration surveys are mostly smaller in terms of market capitalisation with a less complex business model and value chain and with a more limited geographic spread. Consequently, the median values disclosed do not accurately reflect the remuneration levels that would typically be required to be paid to executives and high level specialists of large, complex multi-national organisations.

        In our international jurisdictions, salary benchmarks are mostly set at the market median, or where there is a shortage of specialist skills, slightly higher than the market median. The rationale for different benchmarks is explained by the availability of skills in different international jurisdictions. More than half of Sasol employees worldwide have their remuneration governed by collective agreements such as bargaining councils and works councils.

        During the year under review, survey reports from LMO Executive Services (Watson Wyatt), PricewaterhouseCoopers Remchannel and Global Remuneration Solutions (GRS) were used. These surveys provide relevant information about pay levels in South Africa. In addition, the published remuneration information of a number of comparator organisations was used directly. These companies are Anglo American, BHP Billiton, SABMiller, Old Mutual and Investec which were selected as being primarily South African companies with significant off-shore listings and operations. In calculating the internal reference salaries, a regression analysis is done on the data points extracted. For members of the GEC, international data points are adjusted for cost of living differences and foreign exchange rates and carry a 30% weighting of the reference salary used.

        South African employees that are excluded from the respective collective bargaining units receive a total guaranteed package that includes employer contributions towards retirement, risk, life and medical benefits. All members of the Sasol Pension Fund have the option to change their pensionable income and monthly contributions made to the Sasol Pension Fund and the risk benefit funds, subject to the rules of those funds. Eligible South African based employees may allocate a car allowance from the total guaranteed package in accordance with the group's vehicle benefit scheme and may participate in the group vehicle insurance scheme. The balance of the total guaranteed package, after all deductions, is paid as a cash salary. Annual increases in the total guaranteed package are determined with reference to the scope and nature of an employee's role, market benchmarks, personal performance and competence, affordability, company performance, projected consumer price index (CPI) figures and projected movements in remuneration in the external market. Annual increases for all employees outside of the collective bargaining councils take effect from 1 October and, in the case of executive directors and the chief executive officer, these are approved on an individual basis by the board. The annual increase of other members of the GEC and managing directors of substantial operating companies, is approved on an individual basis by the committee. GEC members may be provided with security services at their primary residence, the determined value of which is subject to tax as a fringe benefit.

        Employees falling within the collective bargaining councils receive similar benefits namely membership to medical aid, life assurance, disability insurance and a retirement fund. Collective bargaining agreements typically exclude performance based increases and therefore across-the-board increases are mostly awarded to these employees.

        Survey data from the Hay Group, ECA, Mercer and Watson Wyatt are used to determine benchmarks and annual salary increases for employees in international operations. International employees are remunerated on a structure of basic salary plus benefits. Most international employees are members of approved retirement funds in their home country, where the monthly contributions are calculated as a percentage of the pensionable income.

  Retention and sign-on payments policy

        The committee approved a sign-on payment policy designed for the external recruitment of candidates in highly specialised or scarce skill positions mostly in senior management levels. The purpose of this payment is therefore to release the candidate from existing liabilities with the current employer and/or to compensate for in-the-money value of shares or similar instruments issued to the candidate by the current employer or for any specific retention arrangements. Sign-on payments are typically linked to retention agreements.

        The committee occasionally receives requests for retention payments for employees who are critical to retain and considers these on a case by case basis. In all cases, the upfront retention payment is linked to a retention period and in the event that the employee should leave the organisation prior to the end of the retention period, the full retention payment has to be repaid to the organisation. During 2011, retention payments were approved to the total value of R4,7 million for 27 employees in Sasol Mining and Sasol Nitro.

  Clawback policy

        The board (delegated to the committee) retains the discretion to request the repayment of gains, resulting from the material misstatement of financial statements or where performance related to non-financial targets (e.g. employment equity, safety) has been misrepresented. During 2012, the committee will review the possibility of adjusting employment contracts accordingly.

Short-term incentive schemes applicable to executive directors

        The group short-term incentive (STI) scheme intends to recognise the achievement of a combination of group and business unit performance objectives. Target incentive values for the short term incentive in relation to the total guaranteed package for top management are determined through referencing to a comparator group of companies namely four global resources companies with significant South African presence (BHP Billiton, Anglo American, GoldFields, AngloGold Ashanti), two South African global industrials (SABMiller, Sappi), and six oils majors (ExxonMobil, Chevron, ConocoPhillips, Shell, BP and Total). A broader number of external comparator companies is used in this analysis as the remuneration survey data available within the South African market is not sufficient to provide an adequate overview of global executive short-term incentive practices.

        The committee has the final discretion in determining the individual amounts that are paid out under the group incentive scheme considering overall performance versus predetermined targets.

        The structure of the short-term incentive scheme for members of the GEC was reviewed for 2012 and the committee agreed to continue the balanced scorecard approach with 20% of the total weighting linked to individual performance, and with a balance in appropriate weightings towards business/function and group performance targets.

        At its meeting held on 3 June 2010, the committee reviewed and approved the design and principles applicable for 2011. The principal financial driver of the plan that applied to top management is the achievement of a pre-determined group attributable earnings target. In addition to this driver, the following compulsory measures were included in the short-term incentive plan design:

  •
  Safety;

  •
  Compliance;

  •
  Diversity (for South African employees); and

  •
  Business unit/functional drivers.

        The extent to which the financial drivers and other strategic drivers had been satisfied in respect of 2011 was considered by the committee on 8 September 2011. The following table indicates the actual percentages achieved on the group objectives as stated in the short-term incentive scheme for members of the GEC (excluding personal/business unit/function targets and achievements) against the pre-determined group targets:

Measure	2011 target	2011 actual achievement

Group attributable earnings	2010 + CPI + 7,5%	The target set was exceeded resulting in 100% being allocated towards the financial component

Safety	RCR(1) < 0,42	Actual achievement: RCR = 0,37 However, achievement of 100% was reduced by 50% as a result of the fatalities that unfortunately occurred during the year.

Compliance	Oversee and manage group's compliance	All compliance targets were achieved resulting in an achievement of 100%

Diversity (broad-based black economic empowerment (BBBEE))	Progressing group's diversity profile towards targeted BBBEE levels	Skills Development:
•  Threshold 9 points
•  Achievement 8,83 points
Preferential procurement:
•  Threshold 10 points
•  Achievement 15,83 points
Employment Equity: on a weighted average basis, the group achieved 43,4% of the required improvement targets resulting in the same percentage being applied in the incentive calculation

(1)
Recordable case rate, including injuries and illnesses.

        The committee has again considered the existing practice to pay out short-term incentives in cash and concluded that as the overall total remuneration package is adequately balanced, no part of the short-term incentive is deferred or converted to equity.

        The committee, at its meeting on 2 June 2011, considered the financial and non-financial targets which will apply to short-term incentives in the 2012 financial year. Changes in the targets, measures and weightings were made in line with the business strategy. The structure of the short-term incentive scorecard for members of the GEC for 2012 retains a balanced approach, with a weighting of 20% linked to personal performance for all members of the GEC, and the balance in appropriate weightings towards portfolio and group performance targets aligned with the group's business objectives.

        For details of the shares held by our directors and prescribed officers/GEC named in Item 6.A see "Item 6.E—Share ownership".

        The following tables summarise the compensation received by our executive and non-executive directors in 2010:

Compensation

        Remuneration and benefits paid and short-term incentives approved in respect of 2011 for executive directors were as follows:

Executive directors	Salary	Retirement funding	Other benefits	Annual incentives approved(1)	Total 2011(2)	Total 2010(3)
	R'000	R'000	R'000	R'000	R'000	R'000
LPA Davies(4)	8 060	1 685	3 883	10 828	24 456	20 568
VN Fakude	4 626	876	458	4 984	10 944	8 819
AMB Mokaba(5)	n/a	n/a	n/a	n/a	n/a	9 317
KC Ramon	4 275	1 281	235	4 987	10 778	9 052

Total	16 961	3 842	4 576	20 799	46 178	47 756

(1)
Incentives approved on the group results for the 2011 financial year and payable in the following year. Incentives are calculated as a percentage of total guaranteed package. The difference between the total amount approved as at 8 September 2011 and the total amount accrued as at 30 June 20101 represents an over provision of R0,3 million. The over provision for 2010 (R0,6 million) in respect of the payment of R18,1 million was reversed in 2011.

(2)
Total remuneration for the financial year excludes gains derived from the long-term incentive schemes, details of which are disclosed in Item 6E.

(3)
Includes incentives approved on the group results for the 2010 financial year and paid in 2011.

(4)
Retired as a director of Sasol Limited on 30 June 2011. Employment contract ends 12 September 2011.

(5)
Resigned as a director of Sasol Limited on 14 October 2009.

        Benefits and payments made in 2011 disclosed in the table above as "other benefits" include:

Executive directors	Vehicle benefits	Medical benefits	Vehicle insurance fringe benefits	Security benefits	Other	Exchange rate fluctuation(2)	Total other benefits 2011	Total other benefits 2010
	R'000	R'000	R'000	R'000	R'000	R'000	R'000	R'000
LPA Davies(1)	120	48	6	71	3 653	(15)	3 883	1 453
VN Fakude	121	48	6	286	—	(3)	458	548
AMB Mokaba(3)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	6 871
Christine Ramon	166	26	6	32	5	—	235	441

Total	407	122	18	389	3 658	(18)	4 576	9 313

(1)
Payment made to Mr LPA Davies relates to a leave encashment.

(2)
Rand equivalent of exchange rate fluctuations on cash salary and incentives of offshore components.

(3)
Payments made to Dr AMB Mokaba include a leave encashment at resignation of R129 000 and settlement agreement.

Prescribed officers/group executive committee members

        Remuneration and benefits paid and short-term incentives approved in respect of 2011 for prescribed officers/GEC members (including the top three earners) were as follows:

Prescribed officers	Salary	Retirement funding	Other benefits(2)	Annual incentives(1)		Total 2011	Total 2010(8)
	R'000	R'000	R'000	R'000		R'000	R'000
DE Constable(3)	755	12	1 209	828	(7)	2 804	n/a
A de Klerk(4)	2 480	899	718	2 415		6 512	6 910
AM de Ruyter	3 584	672	79	3 747		8 082	5 775
NL Joubert	4 001	827	1 099	3 269		9 196	7 603
VD Kahla(5)	1 698	224	658	1 296		3 876	n/a
BE Klingenberg	2 950	727	304	2 763		6 744	5 270
M Radebe(6)	1 567	307	221	1 299		3 394	n/a
CF Rademan	2 712	570	696	2 679		6 657	5 584
GJ Strauss	4 212	869	1 588	3 751		10 420	7 442

Total	23 959	5 107	6 572	22 047		57 685	38 584

Number of members						8	6

(1)
Incentives approved on the group results for the 2011 financial year and payable in the following year. Incentives are calculated as a percentage of the total guaranteed package. The difference between the total amount approved as at 8 September 2011 and the total amount accrued as at 30 June 2011 represents an over provision of R0,5 million. The over provision for 2010 (R0,5 million)) in respect of the payment of R16,6 million was reversed in 2011.

(2)
Other benefits include vehicle benefits, medical benefits, vehicle insurance fringe benefits and exchange rate fluctuations as well as the sign on payments for Mr DE Constable.

(3)
Appointed as a GEC member with effect from 1 June 2011, as chief executive officer designate. Appointed as chief executive officer and executive director of Sasol Limited, effective 1 July 2011.

(4)
Retired as a GEC member with effect from 30 April 2011.

(5)
Appointed as a GEC member with effect from 1 January 2011.

(6)
Appointed as a GEC member with effect from 1 November 2010.

(7)
Mr DE Constable was entitled to participate in the short-term incentive scheme with effect from 1 June 2011. The group's achievement against group targets was used to calculate the incentive as a percentage of his maximum bonus, for the one month of service.

(8)
Includes incentives approved on the group results for the 2010 financial year and paid in 2011.

        Benefits and payments made in 2011 disclosed in the table above as "other benefits" include the following:

Prescribed officers	Vehicle benefits	Medical benefits	Vehicle insurance fringe benefits	Security benefits	Other(4)		Exchange rate fluctuation(5)	Total other benefits 2011	Total other benefits 2010
	R'000	R'000	R'000	R'000	R'000		R'000	R'000	R'000
DE Constable(1)	25	4	—	—	1 180	(5)	—	1 209	n/a
A de Klerk	243	40	5	105	325		—	718	337
AM De Ruyter	5	57	6	11	4		(4)	79	437
NL Joubert	—	57	6	—	1 036		—	1 099	130
VD Kahla(2)	—	27	4	127	500		—	658	n/a
BE Klingenberg	214	54	6	30	—		—	304	269
M Radebe	176	39	4	—	2		—	221	n/a
CF Rademan	629	50	6	11	—		—	696	688
GJ Strauss(3)	45	48	6	23	1 470		(4)	1 588	185

Total	1 337	376	43	307	4 517		(8)	6 572	2 046

(1)
Sign on payments of US$1 million and US$500 000 (less tax), were paid to Mr DE Constable with his first salary linked to a retention period of 18 and 24 months, respectively, from the date of his employment with Sasol Limited. This amount reflects that portion related to his period of service from his employment date. Further sign on payments will be made in July 2012 of US$1,5 million and US$480 000, subject to certain terms; all sign-on payments are compensation for remuneration forfeited with the previous employer.

(2)
Sign on payment of R3 million (less tax), was paid to Mr VD Kahla with his first salary linked to a retention period of 36 months, from the date of his employment with Sasol Limited. This amount reflects that portion related to his period of service from his employment date.

(3)
Payment made to Mr GJ Strauss relates to a payout of accrued leave due to a change in the leave policy.

(4)
Other benefits include leave encashments and various allowances.

(5)
Rand equivalent of exchange rate fluctuations on cash salary and incentive of offshore components.

        Non-executive directors' remuneration for the year was as follows:

Non-executive directors	Board fees(6)	Lead director fees	Committee fees	Share incentive trustee fees	Total 2011	Total 2010
	R'000	R'000	R'000	R'000	R'000	R'000
C Beggs	397	—	317	—	714	533
BP Connellan(1)	190	—	284	67	541	1 039
HG Dijkgraaf(2)	892	—	704	67	1 663	1 418
MSV Gantsho	397	—	284	—	681	593
A Jain(2)(3)	372	—	—	—	372	862
GA Lewin(2)(4)	656	—	102	—	758	220
IN Mkhize	397	—	216	100	713	528
JN Njeke	397	—	175	—	572	533
TH Nyasulu (Chairman)	3 450	—	433	67	3 950	3 750
JE Schrempp (Lead independent director)(2)	892	307	247	67	1 513	1 428
TA Wixley(5)	190	—	142	—	322	636

Total	8 230	307	2 904	368	11 809	11 540

(1)
Retired as director of Sasol Limited on 31 December 2010.

(2)
Board fees paid in US dollars. Board fee rand equivalent at actual exchange rates.

(3)
Retired as a director of Sasol Limited on 26 November 2010.

(4)
Resigned as a director of Sasol Limited on 1 April 2011.

(5)
Retired as a director of Sasol Limited on 31 December 2010.

(6)
Includes fees for scheduled ad hoc board meeting attended during the year.

Medium-term incentive schemes applicable to executive directors and senior management

        For details regarding our medium-term incentive schemes applicable to executive directors named in Item 6.A. see "Item 6.E.—Share ownership".

Long-term incentive schemes applicable to executive directors and senior management

        For details regarding our long-term incentive schemes applicable to executive directors named in Item 6.A. see "Item 6.E.—Share ownership".

6.C    Board practices

        Refer to "Item 6.A—Directors and senior management" for our board of directors (the board) and information with respect to their terms of office.

Appointment, retirement and re-election of directors

        Our directors are elected by our shareholders at the annual general meeting. The board may appoint any person as a director, either to fill a vacancy or as an addition to the board, provided that the total number of directors does not at any time exceed the maximum of 16 directors of which a maximum of five may be executive directors. Directors appointed by the board in this manner are required to retire at the next annual general meeting following their appointment, but are eligible for re-election. There is no requirement in the memorandum of incorporation (MOI) that directors must hold qualifying shares. If the number of persons nominated as directors does not exceed the number of vacancies available, then the nominated directors may be deemed to have been duly elected.

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

Board powers and procedures

        The responsibility for strategic direction and control of the company is explicitly assigned to the board in its charter and to some extent in its MOI. The board exercises this control through the governance framework of the company which includes detailed reporting to the board and its committees, board reserved decision-making matters and a system of assurances on internal controls.

        The board has approved and regularly reviews the delegation of authority in terms of which matters are delegated to management and certain matters reserved for decision-making by the board.

        The board has adopted a board charter, which is a statement of the practices and processes the board has adopted to discharge its responsibilities. A copy is posted on the company's website, together with the terms of reference of all board committees and the company's MOI. Sasol's website address is www.sasol.com. The board charter specifically provides a concise overview of:

  •
  the demarcation of the roles, functions, responsibilities and powers of the board, the shareholders, chairman, lead independent director, individual directors, company secretary, other officials and the executives of the company;

  •
  the terms of reference of board and statutory committees;

  •
  matters reserved for final decision-making or pre-approval by the board; and

  •
  the policies and practices of the board on matters such as corporate governance, dealing by directors in the securities of the company, declarations of conflicts of interest, board meeting documentation, alternative dispute resolution, business rescue proceedings and procedures and the nomination, appointment, induction, training and evaluation of directors and members of board committees.

        Within the powers conferred upon the board by the MOI, the board has determined its main function and responsibility as adding significant value to the company by:

  •
  retaining full and effective control over the company and providing effective leadership in the best interest of the company;

  •
  determining the strategies and strategic objectives of the company and ensuring that strategy, risk, performance and sustainability considerations are effectively integrated and appropriately balanced;

  •
  determining and setting the tone of the company's values, including principles of ethical business practice and the requirements of being a responsible corporate citizen;

  •
  bringing independent, informed and effective judgement and leadership to bear on material decisions of the company and group companies, including material company and group policies, the group framework of delegated authorities, appointment and removal of the chief executive officer, approval of the appointment or removal of group executive committee members, capital expenditure transactions and consolidated group budgets and company budgets;

  •
  satisfying itself that the company and group entities are governed effectively in accordance with corporate governance best practice, including risk management, legal compliance management, appropriate and relevant non-binding industry rules codes and standards, and internal control systems to:

  (
  ) maximise sustainable returns;

  (
  ) safeguard the people, assets and reputation of the group;

  (
  ) ensure compliance with applicable laws and regulations;

  •
  monitoring implementation by group entities, board committees and executive management of the board's strategies, decisions, values and policies by a structured approach to governance, reporting, risk management, information management (including information technology) and risk-based auditing;

  •
  ensuring that the company has an effective and independent audit committee, remuneration committee, risk and safety, health and environment (SHE) committee and nomination and governance committee;

  •
  ensuring that there is an effective risk based internal audit;

  •
  governing the disclosure control processes of the company including ensuring the integrity of the company's integrated report and reporting on the effectiveness of the company's system of internal controls;

  •
  ensuring that business rescue proceedings or other turnaround mechanisms are considered by the board as soon as the company is financially distressed as defined in the South African Companies Act, 2008 (the Act);

  •
  ensuring that disputes are resolved as effectively, efficiently and expeditiously as possible; and

  •
  monitoring of the relationship between management and stakeholders of the company.

        The board is satisfied that it discharged its duties and obligations as described in the board charter during the past financial year.

Composition of the board

        In terms of the company's MOI the company's board shall consist of a maximum of 16 directors of whom up to five may be executive directors. The board has determined the size of the board to be 14 for the time being. Currently, there are 10 directors in office, of which three are executive directors namely, Mr DE Constable (chief executive officer)(1), Ms KC Ramon (chief financial officer) and Ms VN Fakude, and 7 non-executive directors. The majority of directors are non-executive directors, namely Mrs TH Nyasulu (chairman), Prof JE Schrempp (lead independent director), Mr C Beggs, Mr HG Dijkgraaf, Dr MSV Gantsho, Ms IN Mkhize and Mr MJN Njeke. The following directors retired or resigned during the financial year: Mr A Jain (with effect from 26 November 2010), Messrs BP Connellan and TA Wixley (on 31 December 2010), Mr GA Lewin (with effect from 1 April 2011) and Mr LPA Davies (on 30 June 2011).

(1)
Mr LPA Davies retired as chief executive and executive director on 30 June, 2011 and was succeeded by Mr DE Constable with effect from 1 July 2011.

        Non-executive directors are chosen for their business skills and expertise appropriate to the strategic direction of the company. Considerations of gender and racial diversity, as well as diversity in business, geographic and academic backgrounds, are also taken into account by the nomination and governance committee and the board when appointments to the board are considered. In the board's assessment all directors have the relevant knowledge, skills and experience to make a meaningful contribution with respect to the business of the company. The board further ensures that it has the right balance of skills, experience, independence and business knowledge necessary to discharge its responsibilities in keeping with the highest standards of governance. The board will fill the existing vacancies with candidates that balance the skills and experience of the directors currently in office.

        The directors are entitled to seek independent professional advice at Sasol's expense concerning the company's affairs and have access to any information they may require in discharging their duties as directors.

        The board comprises 60% historically disadvantaged South Africans and 40% women. Newly appointed directors are inducted in the company's business, board matters, their duties and other governance responsibilities as directors under the guidance of the company secretary, in accordance with each director's specific needs. Directors receive briefings on new legal developments and changes in the risk and general business environment on an ongoing basis.

        The nomination and governance committee annually evaluates the effectiveness and performance of the board, its committees and the individual directors. The chairman, through the nomination and governance committee and assisted by the company secretary, leads the evaluation process. Individual questionnaires are utilised as one of the inputs and responses are consolidated on an anonymous basis by the company secretary. In the past financial year, this evaluation process was augmented by individual interviews by the chairman with all non-executive directors. These consolidated responses are considered at the nomination and governance committee, the board and the individual committees. Some of the recommendations will be considered at the board's annual strategy session. The nomination and governance committee and the board specifically consider the number of other commitments of directors such as other directorships in order to determine whether each director has sufficient time to discharge his or her duties effectively. The lead independent director is responsible for ensuring that the performance of the chairman is evaluated annually and such an evaluation was performed during the year under review.

        In terms of the company's MOI, one-third of directors must retire at every annual general meeting and are eligible for re-election. In terms of the MOI, the board has the authority to terminate the appointment of a director by majority decision.

        The independence of directors are evaluated in terms of a policy developed by the board. This determination is carried out by the nomination and governance committee and the board upon the first appointment of a director, annually or at any other time where the circumstances of a director change such as to warrant reconsideration. All the non-executive directors, except Mrs TH Nyasulu, have been determined by the board to be independent directors in accordance with the King Code of Governance Principles for South Africa (King III Code) and the rules of the NYSE. The board is, however, of the view that all non-executive directors exercise independent judgement at all times with respect to material decisions of the board. With effect from 2011, the independence review included a review of the independence of directors who have been in office for a period exceeding nine years. Prof JE Schempp joined the board in November 1997 and his independence was confirmed after taking into account, amongst other considerations, his term of office.

        Mrs TH Nyasulu has a 1,275% indirect interest in Sasol Oil (Pty) Ltd, a subsidiary of Sasol Limited and is accordingly categorised as not independent for purposes of adherence to the King III Code.

        The company's directors, executives and senior employees are prohibited from dealing in Sasol securities during certain prescribed restricted periods. The company secretary regularly informs directors of the insider trading legislation and advises them of closed periods. A report on directors' dealings in the company's shares is tabled at each board meeting and is disclosed in terms of the applicable JSE and NYSE listings requirements.

        Directors' declarations of interests are tabled annually and additional or amended declarations of interest are circulated at every board meeting and nomination and governance committee meeting for consideration and noting.

        The board met seven times during the financial year. Six of these meetings were scheduled in advance and one was an ad hoc meeting. During the year under review attendance was as follows:

Director	10 September 2010	25 November 2010	26 November 2010	4 March 2011	13 April 2011*	2 June 2011	3 June 2011
C Beggs	✓	✓	✓	✓	✓	✓	✓
BP Connellan(1)	✓	✓	✓	n/a	n/a	n/a	n/a
LPA Davies	✓	✓	✓	✓	✓	✓	✓
HG Dijkgraaf	✓	✓	✓	✓	✓	✓	✓
VN Fakude	✓	✓	✓	✓	✓	✓	✓
MSV Gantsho	✓	—	✓	✓	✓	✓	✓
A Jain(2)	—	✓	n/a	n/a	n/a	n/a	n/a
G A Lewin(3)	✓	✓	✓	✓	n/a	n/a	n/a
IN Mkhize	✓	✓	✓	✓	✓	✓	✓
MJN Njeke	✓	✓	✓	✓	✓	✓	✓
TH Nyasulu	✓	✓	✓	✓	✓	✓	✓
KC Ramon	✓	✓	✓	✓	✓	✓	✓
JE Schrempp	✓	✓	✓	✓	✓	✓	✓
TA Wixley(1)	✓	—	✓	n/a	n/a	n/a	n/a

(1)
Retired on 31 December 2010.

(2)
Retired with effect from 26 November 2010.

(3)
Resigned with effect from 1 April 2011.

✓ Indicates attendance            — Indicates absence with apology            n/a Indicates not a member at the time
* Ad hoc meeting

        The offices of chairman and chief executive officer are separate and the office of the chairman is occupied by a non-executive director, Mrs TH Nyasulu. Due to Mrs TH Nyasulu's interest in Sasol Oil (Pty) Ltd, the lead independent director, Prof JE Schrempp, leads discussions when matters relating to Sasol Oil or the succession or performance of the chairman are discussed. Mrs TH Nyasulu recuses herself from board meetings when decisions about Sasol Oil are made.

        Independent thinking at board meetings is reinforced by the lead independent director and the clear majority of independent directors on the board. The roles of the chairman and the lead independent director are specified in the board charter.

        The appointment and performance of the chairman are reviewed annually. The board and the nomination and governance committee are responsible for the succession plan for the chairman.

        After an assessment of the chairman's performance the board continues to be of the view that it is in the company's best interest that she continues to be the chairman of the board.

        In terms of the company's MOI, the directors appoint the chief executive officer. The appointment is made on recommendation of the nomination and governance committee. Such an appointment may not exceed five years at a time. The board is responsible for ensuring that succession plans are in place for the chief executive officer and other members of the group executive committee. Mr LPA Davies retired as chief executive and executive director on 30 June 2011. He was succeeded by Mr DE Constable with effect from 1 July 2011, after a rigorous process implemented by the nomination and governance committee and the board.

        The role and function of the chief executive officer is specified in the board charter.

        Mr VD Kahla, the group executive: advisory and assurance, is the company secretary, duly appointed by the board in accordance with the Act. Mr VD Kahla succeeded Dr NL Joubert who resigned as company secretary with effect from 14 March 2011 to take up another position in the Sasol group. The company secretary has a direct channel of communication to the chairman while maintaining an arms-length relationship with the board and the directors as far as reasonably possible. Director induction and training are part of the company secretary's responsibilities. He is responsible, amongst others, for ensuring the proper administration of board proceedings, including the preparation and circulation of board papers, drafting yearly work plans, ensuring that feedback is provided to the board and board committees and preparing and circulating minutes of board and board committee meetings. He provides practical support and guidance to the board and directors on their duties, responsibilities and powers within the prevailing regulatory and statutory environment and the manner in which such responsibilities (including not dealing in the company's shares during restricted periods) should be discharged. The company secretary also assists with the evaluation of the board, committees and individual directors and ensures that the delegation of authority framework is aligned to corporate governance best practice. The role of the company secretary is described in more detail in the board charter.

Sasol subsidiaries and divisions

        Sasol Limited has more than 200 direct and indirect subsidiaries globally, which conduct their business through or within one or more divisions. None of these subsidiaries are listed on a stock exchange.

        The business of the various subsidiaries and divisions is conducted on a decentralised basis and each subsidiary and division has its own board of directors and management. The Sasol Limited board considers it in the best interest of the group to respect the decentralised nature of the Sasol businesses and the fact that these businesses are conducted in subsidiaries that are separate legal entities.

        Subsidiary and divisional boards operate in accordance with a general board charter.

        As direct or indirect shareholder of these subsidiaries the company exercises its shareholder rights to ensure that the company approves material decisions of its subsidiaries and divisions and that the group's minimum requirements in respect of matters such as governance, internal controls, financial management, disclosure controls, risk management, legal compliance, safety, health and environmental management, internal audit, ethics management, human resource management, information management, stakeholder relationships and sustainability are complied with. Enterprise functions design the systems, policies, processes and functional capacity to ensure adherence by all entities in the Sasol group to essential group requirements.

        The company requires decision-making involvement for a defined list of material matters of the businesses of its subsidiaries and divisions to ensure independent decision-making in the interest of the Sasol group on matters that are material to the company. This list includes matters such as the appointment of directors, strategy charters, budgets, large capital expenditures and mergers, acquisitions and disposals.

        External disclosures and reporting are mostly managed at group level and contained in consolidated group reporting. Sasol also prescribes the standard framework of approval and signing authorities in the group as well as the criteria for composition of the various levels of subsidiary boards.

        The Sasol Limited board has delegated the authority to appoint the directors of its main subsidiaries and divisions to the group executive committee. The boards of the main subsidiaries and divisions of the company are constituted in such a manner as to ensure that a majority of directors of each main subsidiary or divisional board are non-executive directors of the subsidiary or division. Where appropriate, independent directors are appointed from outside the Sasol group to provide expert guidance on technical, strategic and governance matters. The composition of subsidiary and divisional boards is reviewed at least annually by the group executive committee and the performance of the subsidiary and divisional boards and individual directors are assessed as part of the general performance review processes of the group.

        Sasol Group Services (Pty) Ltd is the company secretary of all South African subsidiaries. The company secretarial services are performed by the company secretarial department, which is staffed by suitably qualified and experienced individuals, who discharge the duties of the company secretary as set out in King III Code. This includes training and guidance to the directors of subsidiary and divisional boards on their fiduciary and other responsibilities.

Board and statutory committees

        Several committees have been established to assist the board in discharging its responsibilities. The audit committee, as statutory committee, will be elected by shareholders with effect from 2012. Members of board committees are appointed by the board. The committees play an important role in enhancing high standards of governance and achieving increased effectiveness within the group. The terms of reference of the board committees form part of the board charter and can be viewed on the company's website. These terms of reference are reviewed annually. All board committees, with the exception of the risk and SHE committee, comprise only non-executive members of the board. The chief executive officer is not a member of the audit, nomination and governance, and remuneration committees, but does attend these meetings by invitation, and is requested to leave the meeting, where appropriate, before any decisions relating to the chief executive officer are finalised. All committees are empowered to obtain such external or other independent professional advice as they consider necessary to discharge their duties.

        The board has approved the reconstitution of the nomination and governance committee to also act as the social and ethics committee under the Act.

The audit committee

        Members: Mr C Beggs (chairman with effect from 1 January 2011), Mr BP Connellan (chairman until 31 December 2010), Mr HG Dijkgraaf, Dr MSV Gantsho, Mr MJN Njeke, and Mr TA Wixley (until 31 December 2011).

        The audit committee is an important element of the board's system of monitoring and control. In compliance with applicable SEC and NYSE rules, as well as South African legislation, all members are independent non-executive directors.

        All audit committee members are financially literate and have extensive audit committee experience. In order to ensure a greater integration between the work of the audit committee and the risk and SHE committee particularly for purposes of integrated reporting, the board has implemented a practice in terms of which the chairmen of the two committees respectively have membership of the other committee. Mr C Beggs is accordingly a member of the risk and SHE committee and Mr HG Dijkgraaf is a member of the audit committee.

        Following the retirement of Mr BP Connellan on 31 December 2010, Mr C Beggs has been designated as the audit committee financial expert in accordance with the US Securities and Exchange Commission rules. The chairman of the board, the chief executive officer, chief financial officer, internal auditor and external auditors attend audit committee meetings on invitation.

        The audit committee obtains assurance from management, the governance committees or boards of the South African subsidiaries in respect of the functions specifically performed by the committee in terms of section 94(7) of the Act.

        The audit committee primarily assists the board in overseeing:

  •
  the quality and integrity of the company's integrated reporting, incorporating the financial statements (including consolidated annual financial statements) and sustainability reporting, and public announcements in respect of the financial results;

  •
  the qualification and independence of the external auditors of Sasol and all group companies;

  •
  the scope and effectiveness of the external audit function for Sasol and all group companies;

  •
  the effectiveness of the Sasol group's internal controls and internal audit function; and

  •
  compliance with legal and regulatory requirements to the extent that they might have an impact on the integrated annual report or the annual financial statements.

        The board has delegated extensive powers in accordance with the Act and US corporate governance requirements to the audit committee to perform these functions. In line with these requirements the audit committee has, among other things, implemented a procedure for the pre-approval by the audit committee of all audit services and permissible non-audit services provided by the external auditor. The audit committee meets the group's external and internal auditors and executive management regularly to consider risk assessment and management, review the audit plans of the external and internal auditors and to review accounting, auditing, financial reporting, corporate governance and compliance matters. The audit committee assesses the independence of the external auditors annually and approves the external auditors' engagement letter and the terms, nature and scope of the audit function and the audit fee. The internal audit charter, internal audit plan and internal audit conclusions are similarly reviewed and approved by the audit committee. The audit committee meets regularly in separate sessions with each of management, the external auditors and the internal auditor.

        All publications and announcements of a financial nature are reviewed by the audit committee before publication. Both the audit committee and the board are satisfied there is adequate segregation between the external and internal audit functions and that the independence of the internal and external auditors is not in any way impaired or compromised.

        The audit committee is responsible for ensuring that the combined assurance model introduced by the King III Code is applied to provide a coordinated approach to all assurance activities. A combined assurance model has been developed, the implementation of which started in 2011 and it is taking place in stages. Good progress has been made with the implementation of the combined assurance model.

        In particular, the committee:

  •
  ensures that the combined assurance received is appropriate to address all the significant risks facing the company;

  •
  monitors the relationship between the external service providers and the company; and

  •
  receives and considers reports from the GEC information management committee dealing with strategic investment and effectiveness of information technology matters in the group.

        The committee is an integral part of the risk management process. In this regard the committee considers and reviews the findings and recommendations of the risk and SHE committee insofar as they are relevant to the functions of the audit committee.

        The committee considered the appropriateness of the expertise and experience of the chief financial officer and concluded that the chief financial officer has the necessary expertise and experience. The committee is also satisfied that the expertise, resources and experience of the finance function and internal audit function are adequate.

        Subsidiary and divisional governance committees oversee financial reporting, internal control and some other governance aspects of subsidiaries and divisions. These committees assist the respective subsidiary and divisional boards by examining and reviewing those companies' annual financial statements prior to submission and approval by the relevant boards and monitoring the effective functioning of those companies' internal and disclosure controls. The proceedings of these subsidiary and divisional governance committees are reported to the relevant subsidiary or divisional board and to the Sasol Limited audit committee.

        The audit committee is required to meet at least three times a year. During the year, the committee met four times. Attendance at meetings was as follows:

Member	8 September 2010	28 September 2010	3 March 2011	1 June 2011
C Beggs	✓	✓	✓	✓
BP Connellan(1)	✓	✓	n/a	n/a
HG Dijkgraaf	✓	—	✓	✓
MSV Gantsho	✓	✓	✓	✓
MJN Njeke	✓	✓	✓	✓
TA Wixley(1)	✓	✓	n/a	n/a

(1)
Retired with effect from 31 December 2010.

✓ Indicates attendance            — Indicates absence with apology            n/a Indicates not a member at the time

The remuneration committee

        Members: Messrs HG Dijkgraaf (chairman), BP Connellan (until 31 December 2010), Ms IN Mkhize, Mrs TH Nyasulu and Prof JE Schrempp. With the exception of Mrs TH Nyasulu, all the members of the committee, including the chairman, are independent non-executive directors. The chief executive officer and executives responsible for remuneration matters attend the meetings of the committee on invitation, but may not vote and are requested to leave the meeting before any decisions are made.

        The functions of the remuneration committee are to:

  •
  assist the board of directors in exercising its function of ensuring that affordable, competitive and fair and effective reward practices are implemented in the Sasol group;

  •
  approve the total remuneration (total guaranteed package and variable) offered to new and current incumbents in the position of managing directors of tier one and two business units;

  •
  approve the total cost of annual remuneration adjustments for senior executives;

  •
  determine the remuneration of members of the group executive committee (GEC) (excluding executive directors);

  •
  make recommendations to the board in respect of directors' fees and the remuneration of the executive directors including the chief executive officer;

  •
  make recommendations to the board in respect of non-executive directors' fees for approval by shareholders; and

  •
  provide a channel of communication between the board and management on remuneration matters.

        The committee is required to meet at least twice a year. During the year under review, it met four times. Attendance at meetings was as follows:

Member	9 September 2010	24 November 2010	3 March 2011	2 June 2011
BP Connellan(1)	✓	✓	n/a	n/a
HG Dijkgraaf	✓	✓	✓	✓
IN Mkhize	✓	✓	✓	✓
TH Nyasulu	✓	✓	✓	✓
JE Schrempp	—	—	✓	✓

(1)
Retired with effect from 31 December 2010.

✓ Indicates attendance            — Indicates absence with apology            n/a Indicates not a member at the time

        Refer to "Item 6.B—Compensation" for information on our group remuneration philosophy and policy. The complete terms of reference of the remuneration committee are available on the Sasol website at www.sasol.com.

The nomination and governance committee

        Members: Mrs TH Nyasulu (chairman), Prof JE Schrempp (lead independent director), Mr TA Wixley (until 31 December 2010) and Dr MSV Gantsho.

        The committee is comprised of three non-executive directors, of whom two are independent. The chairman of the board is the chairman of the nomination and governance committee as is required by the JSE Listings Requirements. This is not in accordance with the King III Code, which provides that the nomination committee should consist of a majority of independent directors and should be chaired by an independent non-executive director.

        The nomination and governance committee's functions include reviewing and making recommendations to the board on the company's general corporate governance framework, the composition and performance of the board, individual directors and its committees, appointment or re-appointment of directors and members of the group executive committee, succession planning of the chairman and the chief executive officer, legal compliance and the company's ethics policy and programmes.

        The nomination and governance committee met four times during the financial year.

        Attendance at the meetings was as follows:

Member	10 September 2010	24 November 2010	3 March 2011	3 June 2011
MSV Gantsho	✓	✓	✓	✓
TH Nyasulu	✓	✓	✓	✓
JE Schrempp	—	✓	✓	✓
TA Wixley(1)	✓	✓	n/a	n/a

(1)
Retired with effect from 31 December 2010.

✓ Indicates attendance            — Indicates absence with apology            n/a Indicates not a member at the time

The risk and safety, health and environment (SHE) committee

        Members: Messrs DE Constable (appointed with effect from 9 September 2011), HG Dijkgraaf (chairman), BP Connellan (until 31 December 2010), LPA Davies (until 30 June 2011), C Beggs (appointed with effect from 1 January 2011), GA Lewin (until 31 March 2011), Ms VN Fakude, IN Mkhize, TH Nyasulu and KC Ramon.

        The committee's functions include reviewing and assessing the integrity of the company's risk management processes, including the effective management of those covering safety, health, environmental and sustainable development matters.

        The committee reports its findings and recommendations in respect of material risks as well as the company's policies on risk assessment and risk management which may have an impact on the integrated report. It also reviews and evaluates the disclosure of sustainability matters in the integrated report and reports to the audit committee to enable the audit committee to provide assurance to the board that the disclosure is reliable and does not conflict with the financial information.

        The committee met five times during the year. Attendance at meetings was as follows:

Member	8 September 2010	8 September 2010*	24 November 2010	2 March 2011	1 June 2011
C Beggs	n/a	n/a	n/a	✓	✓
BP Connellan	✓	✓	✓	n/a	n/a
LPA Davies	✓	✓	✓	✓	✓
HG Dijkgraaf	✓	✓	✓	✓	✓
VN Fakude	✓	✓	✓	✓	✓
GA Lewin	✓	✓	✓	✓	n/a
IN Mkhize	✓	✓	✓	✓	✓
TH Nyasulu	✓	✓	✓	✓	✓
KC Ramon	✓	✓	✓	—	✓

✓ Indicates attendance            —Indicates absence with apology            n/a Indicates not a member at the time
* Ad hoc meeting

The group executive committee (GEC)

        The GEC is the highest management decision-making body of the Sasol group. The board appoints GEC members upon recommendation of the chief executive officer and the nomination and governance committee.

        Members: Messrs LPA Davies (chairman until 30 June 2011), DE Constable (with effect from 1 June 2011 and chairman with effect from 1 July 2011), A de Klerk (until 30 April 2011), AM de Ruyter, VD Kahla (with effect from 1 January 2011), BE Klingenberg, M Radebe, Ms VN Fakude, Dr NL Joubert (until 30 June 2011), Messrs M Radebe (with effect from 1 November 2010), CF Rademan, Ms KC Ramon and Mr GJ Strauss.

        The board has, within certain parameters, delegated a wide range of matters relating to Sasol's management to the GEC, including financial, strategic, operational, governance, risk and functional issues.

        The board has approved and regularly revises the top-level delegation of authority in terms of which matters are delegated to management and certain matters reserved for decision-making by the board. Delegation to management is currently directly to the chief executive officer and the GEC rather than through the chief executive officer. Sasol believes this provides the same, or more, checks and balances as the delegation framework recommended by the King III Code.

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

GEC subcommittees

IM governance committee

        An information management (IM) governance committee has been established as a subcommittee of the GEC, chaired by the GEC member responsible for IM and comprising a combination of GEC members, functional leads and the chief information officer.

        The IM governance subcommittee performs IM oversight and gives executive direction to IM in regard to the Sasol group IM strategy, governance over IT investment, efficiency and effectiveness, ensuring an appropriate control environment over new and existing business processes and ensuring Sasol remains competitive in relation to technology.

Group legal compliance committee

        The group legal compliance committee (GLCC) oversees the group's legal compliance programme. The GLCC is chaired by the chief executive officer, and comprises members of the GEC. A legal compliance report is presented to the nomination and governance committee on a quarterly basis and, to the extent that legal and regulatory matters could have an impact on the financial statements, risk management or sustainability, reports are also presented to the audit committee and/or the risk and SHE committee.

Disclosure committee

        A disclosure committee, comprising a combination of GEC members and functional leads, oversees compliance with the disclosure requirements contained inter alia in the JSE, SEC and NYSE rules.

Group executive safety, health and environmental committee

        The group executive safety, health and environmental committee reviews the group's performance in a safety, health and environmental context. It considers and approves recommendations on sustainable development as well as the SHE guidelines and policy for the group. This committee is chaired by the chief executive officer.

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

        Our workforce composition at 30 June is presented below:

Region	2011	2010	2009
South Africa	28 915	28 327	28 282
Europe	3 217	3 288	3 422
North America	724	718	744
Other	852	721	716

Total	33 708	33 054	33 164

	2011	2010	2009
Employees by segment
South African energy cluster
Mining	7 425	7 453	7 178
Gas	273	269	262
Synfuels	5 376	5 362	5 109
Oil	1 835	2 007	2 007
International energy cluster
Synfuels International	514	449	413
Petroleum International	314	275	237
Chemicals cluster
Polymers	2 013	2 166	2 216
Solvents	1 509	1 676	1 762
Olefins & Surfactants	2 886	2 824	2 936
Other chemicals	5 067	5 046	5 425
Other business	6 496	5 527	5 619

Total	33 708	33 054	33 164

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

        In South Africa, we have invested more than R673 million in 2011 in employee training and development. This investment includes in-house technical training, and self-learning centres. An additional R39 million was invested in 654 undergraduate and postgraduate bursaries, with emphasis on developing scientific, engineering and technological skills. In addition, internal programmes include the graduate development programme, which supports further science and technology graduates and the Chartered Accountants Training Programme, which provides training in financial management, treasury and statutory reporting and supports the qualification of chartered accountants.

        Developing a sufficient talent base of artisans remains a significant priority for the South African business community and to this end, as part of a collaborative project, we currently provide dedicated training to 883 artisan learners. The Oil, Gas and Chemical Manufacturing (OGCM) skills development project was mandated to create a national pool of competent artisans for shutdowns and major capital projects. The approved funding for this project (R140 million from Sasol and R32 million from the

Chemical Industries Education and Training Authority) has been fully committed and the project contributed 947 artisans to the national South African skills pool.

        We continue to play an important role in the Technical Skills Business Partnership (TSBP) programme, with 296 TSBP learners. The TSBP learner pool will be increased to deliver 900 artisans over a period of five years, with an investment by Sasol of R140 million.

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

Promoting workplace equity and diversity

        We continued to increase the percentage of employees drawn from historically disadvantaged groups. People from designated groups—Africans, Coloured, Indians, and women—comprise 71% of our South African workforce, as compared with 71% in 2010. At year end, people from designated groups held 58% of Sasol managerial, professional and supervisory posts. This is constant with the 56% reported on in 2010 and the 56% reported in 2009.

        All our South African businesses maintain employment equity forums to ensure we stay focused on achieving targets. We endeavour to nurture workplaces that are open, transparent and free from all forms of discrimination. We also promote employee equity and diversity in all the countries in which we operate in harmony with global best practices.

Encouraging positive labour relations

        We enjoy constructive relationships with representative trade unions throughout the group. More than 60% of Sasol employees are members of trade unions and are covered by collective agreements entered with trade unions within the various jurisdictions in which Sasol operates. During the year, no days were lost due to unprotected industrial action.

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

  •
  providing access to free and confidential HIV counselling and testing (HCT);

  •
  providing treatment of opportunistic illnesses such as tuberculosis, as well as treatment of sexually transmitted infections;

  •
  providing managed healthcare, including antiretroviral treatment (ART) for employees; and

  •
  reducing and managing the total cost to Sasol of the business impact and response to HIV/AIDS.

        A principal focus of SHARP is the provision of HCT, an essential first step in facilitating appropriate access to healthcare options and a critical component of promoting behavioural change. As a result of our collaborative approach, we have had one of the highest uptakes for HCT in South Africa. HIV counselling and testing has been integrated into the occupational health centres and are offered as part of wellness programmes within the business units.

        This is done through awareness programmes and encouraging testing through community and medical aid resources; offering HCT at wellness days; and offering HCT at occupational health clinics. HIV testing is now part of the annual medical examinations, and if the employee does not want an HIV test, the employee must sign a form to state that he/she would not like to participate in the HIV testing.

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

        Our partnership with South African Business Coalition on HIV/AIDS (SABCOHA) has seen the launch of the HIV/AIDS Supply Chain Development Programme within Sasol. The programme targets the SME sector and offers workplace programme capacity building, HCT, pre-treatment care and support and treatment. A number of suppliers have benefited from the range of training offered on this programme.

        SHARP has also been launched successfully at all sites in Mozambique. Sasol Petroleum International has contracted Careworks Mozambique to implement a three-year work place HIV/AIDS programme at its sites in Temane, Maputo and Matola. A risk assessment has already been undertaken in Temane. The programme aims to prevent further infection among staff and contractors, and to ensure that those who are HIV positive remain healthy, productive and emotionally and psychologically well. The programme offerings include a work place peer education programme, which is currently being rolled out in Mozambique, awareness to action training will continue as a sufficient amount of peer educators have been trained, counselling and testing, and patient management is to follow thereafter. HIV counselling, testing and patient management is provided within the community at the Vilancoulos clinic in Mozambique.

Occupational health and safety

        Ten fatalities occurred in the workplace in 2011. In addition, four Sasol employees and one Sasol service provider lost their lives in a boating incident during an off-site year end function. This compares with eight fatalities in 2010 and four fatalities in 2009. Our fatal accident rate (calculated as the number of fatalities per 100 million working hours) was 7,41 compared with 4,14 in 2010. Our goal remains zero fatalities.

        Safety continues to be a core value and priority. The increase in fatal incidents during 2010 prompted a revised safety improvement plan detailing urgent interventions in the context of our safety roadmap. By 30 June 2011, we achieved a recordable case rate (RCR), including occupational illness, of 0,42 which compares with 0,51 in 2010 and 0,54 in 2009. Our safety performance target remains 0,30 by June 2013.

6.E.    Share ownership

Shareholdings of directors and officers

        The aggregate beneficial shareholding at 30 September 2011 by the directors of the company and the prescribed officers/group executive committee (GEC) named under "Item 6.B.—Compensation"

and their associates (none of which have a holding greater than 1%) in the issued ordinary share capital of the company is detailed below.

	2011				2010
	Number of shares				Number of shares
			Number of share options(2)	Total beneficial shareholding			Number of share options(2)	Total beneficial shareholding
Beneficial shareholding	Direct	Indirect(1)			Direct	Indirect(1)
Executive directors
LPA Davies(3)	136 800	235	353 400	490 435	86 700	228	396 500	483 428
VN Fakude	1 500	—	41 200	42 700	1 500	—	41 200	42 700
KC Ramon	21 500	41 556	54 400	117 456	21 500	41 556	27 200	90 256
Non-executive directors
BP Connellan(4)	10 500	—	—	10 500	10 500	—	—	10 500
IN Mkhize	1 313	18 626	—	19 939	1 313	18 626	—	19 939
TH Nyasulu	—	1 450	—	1 450	—	1 450	—	1 450
TA Wixley(4)	2 500	—	—	2 500	2 500	—	—	2 500

Total	174 113	61 867	449 000	684 980	124 013	61 860	464 900	650 773

(1)
Includes units held in the Sasol Share Savings Trust and shares held through Sasol Inzalo Public Limited.

(2)
Including share options which have vested or which vest within sixty days of 30 June 2011.

(3)
Retired as a director of Sasol Limited on 30 June 2011.

(4)
Retired as a director of Sasol Limited on 31 December 2010.

	2011				2010
	Number of shares				Number of shares
			Number of share options(2)	Total beneficial shareholding			Number of share options(2)	Total beneficial shareholding
Beneficial shareholding	Direct	Indirect(1)			Direct	Indirect(1)
Prescribed officers(3)
DE Constable	—	—	—	—	n/a	n/a	n/a	n/a
A de Klerk(4)	—	—	—	—	—	—	69 400	69 400
AM de Ruyter	5 900	—	21 600	27 500	5 900	—	14 100	20 000
NL Joubert	1 400	—	8 200	9 600	1 400	—	37 200	38 600
VD Kahla	—	—	—	—	n/a	n/a	n/a	n/a
BE Klingenberg	700	—	26 400	27 100	2 600	—	28 200	30 800
M Radebe	—	3 587	13 000	16 587	n/a	n/a	n/a	n/a
CF Rademan	350	—	3 700	4 050	350	—	6 300	6 650
GJ Strauss	4 300	175	88 000	92 475	5 200	161	59 500	64 861

Total	12 650	3 762	160 900	177 312	15 450	161	214 700	230 311

(1)
Includes units held in the Sasol Share Savings Trust and shares held through Sasol Inzalo Public Limited.

(2)
Includes share options which have vested or which vest within sixty days of 30 June 2011.

(3)
Excluding the executive directors disclosed separately in the table above.

(4)
Retired as a GEC member with effect from 30 April 2011.

        Beneficial shareholding for 2011 disclosed in the table above, includes shares held by the following black directors, prescribed officers/GEC and their associates as a result of their participation in the

Sasol Inzalo share transaction on 8 September 2008 (the top three earners do not own Sasol BEE ordinary or Sasol Inzalo ordinary shares):

	2011			2010
	Number of Sasol BEE ordinary shares	Number of Sasol Inzalo ordinary shares		Number of Sasol BEE ordinary shares	Number of Sasol Inzalo ordinary shares
Executive directors
KC Ramon	—	41 556	(1)	—	41 556	(1)
Non-executive directors
IN Mkhize	313	18 626		313	18 626
TH Nyasulu	—	1 450		—	1 450
Prescribed officer
M Radebe	—	3 137		n/a	n/a

Total	313	64 769		313	61 632

(1)
This includes an effective interest in 427 Sasol Inzalo ordinary shares owned by Melanani Investments (Pty) Ltd in which Ms KC Ramon has a 15% interest and an effective interest in 655 Sasol Inzalo ordinary shares owned by Melanani Women Investments (Pty) Ltd in which Ms KC Ramon has a 20% interest.

        The Sasol BEE ordinary shares rank pari passu with Sasol ordinary shares in all respects except that they have limited trading rights until 7 September 2018. Sasol Inzalo Public Limited (Sasol Inzalo) indirectly held 2,4% of the issued capital of Sasol on 30 June 2011 in the form of unlisted Sasol preferred ordinary shares. The Sasol Inzalo ordinary shares will have limited trading rights for a period of seven years from 8 September 2011.

Long-term and medium-term incentive schemes applicable to executive directors and senior management

        Long-term incentives are offered through participation in the Sasol Share Incentive Scheme and the Share Appreciation Rights (SAR) scheme, intended to reward improved sustainable group business performance and create alignment with shareholder interests over the longer term (up to nine years).

        The Sasol Share Incentive Scheme is a closed plan and no allocations have been made under this scheme since the introduction of the SAR scheme in 2007. Previously granted options remain valid and unaffected by the introduction of the SAR scheme.

        Participants in the medium-term and long-term incentive schemes are not allowed to protect the value of their unvested instruments through the use of any hedging arrangements.

        Governance of the Medium-term Incentive (MTI) and SAR scheme is provided through the Scheme Committee. The scheme committee comprises members of the remuneration committee and approves grants under the following circumstances:

  •
  upon promotion of an employee to the qualifying level for SAR and MTI rights as well as any subsequent promotion;

  •
  upon appointment to the group on the qualifying level;

  •
  an annual supplementary SAR and MTI rights award to eligible employees; and

  •
  discretionary allocations for purposes of retention.

        SARs and MTI rights are distributed to performing members of top and senior management. The weighting allocated to medium-term incentives and long-term incentives in the remuneration mix,

is divided in terms of fair value at the date of grant, on a ratio of 40% in the form of MTI rights and 60% in the form of SAR rights, all with corporate performance targets.

        Personal performance, in the scheme committee's discretion, influences the final supplementary quantum (awarded annually) where the top 20% of individual performers are awarded an additional 20% of rights under the respective schemes.

  Sasol Share Incentive Scheme

        The Sasol Share Incentive Scheme provided options that can be implemented, as follows:

  •
  two years—first third

  •
  four years—second third

  •
  six years—final third

        Options can be implemented up to a maximum of nine years from the date of grant. If not implemented by this date, they will lapse. The last options issued under this scheme will, if not implemented, lapse in 2016 with the last vesting date being 2013.

  Share Appreciation Rights Scheme

        The SAR scheme provides eligible employees with the opportunity to receive long-term incentive remuneration payments based on the increase in value of Sasol shares over certain prescribed periods of time, and those awarded with corporate performance targets are subject to certain pre-determined performance conditions. Participants are not entitled to any rights in Sasol shares, but are awarded conditional rights to a future cash amount calculated with reference to the increase in the market value of a Sasol ordinary share between the date of the grant of the right (grant price) and the exercise of the right (exercise price) and performance measured against performance targets, where applicable. SARs are granted to senior management in relation to their respective positions, their level in the organisation, and their individual performance.

        SARs granted may be exercised as follows:

  •
  two years—first third

  •
  four years—second third

  •
  six years—final third

        The first SAR tranche vests two years after the date of allocation to create a balance between short-term incentive that covers a twelve month period, and the medium-term incentive that vests after a three year period. After a four year period, two thirds of the SARs will vest and after six years, 100%.

        SAR recipients may exercise their vested rights up to a maximum of nine years from the date of allocation. If not exercised by this date, they will lapse. On retirement, the SARs vest at the termination date and can thereafter be exercised within a twelve month period. On resignation, rights which have not yet vested will lapse unless decided otherwise by the Scheme committee (comprising members of the committee).

        SARs have, since 2009 for top management and since 2010 for all participants, been issued with corporate performance targets, that are aligned with the medium-term and long-term business goals of the organisation. Up to 25% of these SARs can be forfeited if the corporate performance targets are not met. SARs can also be enhanced by up to 25% if the performance targets are significantly succeeded. The committee has reviewed the vesting percentage and concluded that it meets the primary aims of the scheme by linking long term reward opportunities to sustainable performance over the same period, as well as retain key employees.

Medium-term incentive scheme applicable to executive directors and senior management

        The medium-term incentive (MTI) scheme intends to provide senior management with an incentive to advance the interests of the group over the medium-term. The strategic intent of the plan includes the retention of key employees, balancing the reward mix and providing eligible employees with an opportunity to participate in the growth of the group and to create alignment with shareholder interests. MTI rights are linked to the achievement of pre-determined performance targets that are aligned with the medium-term business goals of the organisation. Up to 50% of MTI rights can be forfeited if the corporate performance targets are not met. MTI rights can also be enhanced by up to 50% if the performance targets are significantly exceeded. The committee has reviewed the vesting percentage and concluded that it meets the primary aims of the scheme by linking medium term reward opportunities to sustainable performance over the same period, as well as retain key employees.

        Under the MTI scheme, participating employees are given the opportunity, subject to the vesting conditions, to receive a future cash incentive payment calculated with reference to the market value of a Sasol ordinary share after a three year vesting period. The scheme does not confer any right to acquire shares in Sasol Limited and employees are not entitled to dividends.

        The scheme was introduced in 2009. The first three year performance period ends 30 June 2012, and vesting of rights in September 2012, will be dependent on the vesting conditions.

Sasol Inzalo Management Scheme

        On 16 May 2008, Sasol shareholders approved the Sasol Inzalo black economic empowerment (BEE) transaction. As part of this transaction, senior black management (black managers), including black executive directors and members of the GEC, participated in the Sasol Inzalo Management Scheme and were awarded rights to Sasol ordinary shares. The rights entitle the employees from the inception of the scheme to receive dividends bi-annually and Sasol ordinary shares at the end of the ten years, being the tenure of the transaction, subject to Sasol's right to repurchase some of the shares issued to the Sasol Inzalo Management Trust (Management Trust) in accordance with a pre-determined repurchase formula. The formula takes into account the underlying value of the shares on 18 March 2008, the dividends not received by the Management Trust as a result of the pre-conditions attached to those shares and the price of Sasol ordinary shares at the end of the ten year period.

        On retirement at normal retirement age, early retirement, retrenchment due to operational requirements or on leaving the employ of Sasol due to ill health during the tenure of the Sasol Inzalo transaction, the black managers (as defined in the Deed of Trust for the Sasol Inzalo Management Trust) will retain their entire allocation of rights until the end of the ten year period, subject to Sasol's repurchase right referred to above. The nominated beneficiaries or heirs of those black managers, who die at any time during the transaction period, will succeed to their entire allocation of rights. On resignation within the first three years of having been granted these rights, all rights will be forfeited. On resignation after three years or more from being granted the rights, the black managers will forfeit 10% of their rights for each full year or part thereof remaining from the date of resignation until the end of the transaction period. Black managers leaving the employ of Sasol during the ten year period by reason of dismissal, or for reasons other than operational requirements, will forfeit their rights to Sasol ordinary shares.

Medium- and long-term incentives previously granted and/or exercised and/or implemented

        The share options implemented during 2011 are indicated in the following tables:

Sasol share incentive scheme—share options for directors

	Balance at beginning of year(1)	Share options implemented	Effect of resignations	Balance at end of year(2)
	(number)	(number)	(number)	(number)
Executive directors
LPA Davies(3)	571 300	72 100	—	499 200
VN Fakude	81 900	—	—	81 900
AMB Mokaba(4)	25 000	—	—	25 000
KC Ramon	81 700	—	—	81 700
Non-executive director
PV Cox(5)	116 700	24 800	—	91 900

Total share options	876 600	96 900	—	779 700

(1)
The balance of options represents the accumulated number of options granted (less implemented) over the preceding years. The value of these options can be calculated from the information contained in "Item 18—Financial Statements".

(2)
No share options were granted during the period under review as a result of the replacement of the Sasol Share Incentive Scheme with the SAR Scheme with effect from 1 March 2007.

(3)
Retired as a director of Sasol Limited on 30 June 2011.

(4)
The share options were granted to Dr AMB Mokaba while he was still an executive director.

(5)
The share options were granted to Mr PV Cox while he was still an executive director.

Sasol share incentive scheme—share options for prescribed officers/GEC members

	Balance at beginning of year(1)	Share options implemented	Effect of change in composition of group executive committee	Balance at end of year(2)
	(number)	(number)	(number)	(number)
Prescribed officers
DE Constable	—	—	—	—
A de Klerk(3)	91 900	20 700	(71 200)	—
AM de Ruyter	25 700	2 500	—	23 200
NL Joubert	59 300	16 000	—	43 300
VD Kahla	—	—	—	—
BE Klingenberg	34 400	6 100	—	28 300
M Radebe(4)	—	—	14 900	14 900
CF Rademan	17 700	11 400	—	6 300
GJ Strauss	95 100	4 100	—	91 000

Total share options	324 100	60 800	(56 300)	207 000

(1)
The balance of options represents the accumulated number of options granted (less implemented) over the preceding years.

(2)
No share options were granted during the period under review as a result of the replacement of the Sasol Share Incentive Scheme with the SAR Scheme with effect from 1 March 2007.

(3)
Retired as a GEC member with effect from 30 April 2011.

(4)
Appointed as a GEC member with effect from 1 November 2010.

        The share appreciation rights granted to our executive directors and prescribed officers/GEC through our SAR Scheme are indicated in the following tables:

Share appreciation rights, without performance targets, 2011—directors

	Balance at beginning of year	Granted	Average offer price per share	Grant date	Balance at end of year
	(number)	(number)	(Rand)		(number)
Executive directors
LPA Davies(1)	126 000	—	—	—	126 000
VN Fakude	39 500	—	—	—	39 500
AMB Mokaba(2)	25 900	—	—	—	25 900
KC Ramon	23 200	—	—	—	23 200

Total share appreciation rights	214 600	—			214 600

(1)
Retired as a director of Sasol Limited on 30 June 2011.

(2)
The share appreciation rights were granted to Dr AMB Mokaba while he was still an executive director.

Share appreciation rights, with performance targets, 2011—directors

	Balance at beginning of year	Granted		Average offer price per share	Grant date	Balance at end of year
	(number)	(number)		(Rand)		(number)
Executive directors
LPA Davies(1)	—	141 000		298,65	16 Sep 2010	141 000
VN Fakude	19 900	95 200				115 100
		47 400		298,65	16 Sep 2010
		47 800	(2)	347,03	3 Jun 2011
KC Ramon	23 000	91 100				114 100
		39 500		298,65	16 Sep 2010
		51 600	(2)	347,03	3 Jun 2011

Total share appreciation rights	42 900	327 300				370 200

(1)
Retired as a director of Sasol Limited on 30 June 2011. SARs granted include a supplementary allocation of 55 100 rights for 2009, which could not be allocated due to the extended voluntary closed period.

(2)
SARs granted include a discretionary allocation to align with market benchmarks.

 Share appreciation rights, without performance targets, 2011—prescribed officers/group executive committee(1)

	Balance at beginning of year	Granted	Average offer price per share	Grant date	Effect of change in composition of group executive committee	Share appreciation rights implemented	Balance at end of year
	(number)	(number)	(Rand)		(number)	(number)	(number)
Prescribed officers
DE Constable	—	—	—	—	—	—	—
A de Klerk(2)	30 000	—	—	—	(30 000)	—	—
AM de Ruyter	11 100	—	—	—	—	—	11 100
NL Joubert	36 200	—	—	—	—	—	36 200
BE Klingenberg	80 400				—	—	80 400
M Radebe(3)	—	—	—	—	11 400	—	11 400
CF Rademan	81 700	—	—	—	—	4 700	77 000
GJ Strauss	29 000	—	—	—	—	—	29 000

Total share appreciation rights	268 400	—			(18 600)	4 700	245 100

(1)
Excluding the executive directors disclosed separately in the table above.

(2)
Retired as a GEC member with effect from 30 April 2011.

(3)
Appointed as a GEC member with effect from 1 November 2010.

 Share appreciation rights, with performance targets, 2011—prescribed officers/group executive committee(1)

	Balance at beginning of year	Granted	Average offer price per share	Grant date	Effect of change in composition of group executive committee	Balance at end of year
	(number)	(number)	(Rand)		(number)	(number)
Prescribed officers
DE Constable(2)	—	243 000	347,03	3 Jun 2011	—	243 000
A de Klerk(3)	12 400	23 100	298,65	16 Sep 2010	(35 500)	—
AM de Ruyter(4)	—	179 400			—	179 400
		141 200	298,65	16 Sep 2010
		27 600	298,65	16 Sep 2010
		10 600	298,65	16 Sep 2010
NL Joubert	—	36 400	298,65	16 Sep 2010	—	36 400
VD Kahla(5)	—	57 700	372,00	10 Mar 2011	—	57 700
BE Klingenberg	8 300	23 100	298,65	16 Sep 2010	—	31 400
M Radebe(6)	—	57 700	322,60	24 Nov 2010	18 500	76 200
CF Rademan	8 300	23 100	298,65	16 Sep 2010	—	31 400
GJ Strauss(7)	17 500	163 600			—	181 100
		136 000	298,65	16 Sep 2010
		27 600	298,65	16 Sep 2010

Total share appreciation rights	46 500	807 100			(17 000)	836 600

(1)
Excluding the executive directors disclosed separately in the table above.

(2)
Award upon appointment as GEC member effective 1 June 2011, as chief executive officer designate. Appointed as chief executive officer and executive director of Sasol Limited, effective 1 July 2011.

(3)
Retired as a GEC member with effect from 30 April 2011.

(4)
SARs granted include a supplementary allocation for 2009, which could not be allocated due to the extended voluntary closed period. A promotional allocation of 141 200 rights was made upon Mr AM de Ruyter's promotion to senior group executive.

(5)
SARs granted include an allocation upon Mr VD Kahla's appointment.

(6)
Appointed as a GEC member with effect from 1 November 2010. SARs granted include a promotional allocation upon Mr M Radebe's appointment to the GEC.

(7)
SARs granted include a promotional allocation of 136 000 rights upon Mr GJ Strauss' promotion to senior group executive.

        The medium-term incentive rights granted to our executive directors and prescribed officers/GEC through our MTI scheme are indicated in the following tables:

Medium-term incentive rights 2011—directors

	Balance at beginning of year	Granted	Average offer price per share	Grant date	Balance at end of year
	(number)	(number)	(Rand)		(number)
Executive directors
LPA Davies(1)	—	31 339	0,00	16 Sep 2010	31 339
VN Fakude(2)	4 442	21 149			25 591
		10 531	0,00	16 Sep 2010
		10 618	0,00	3 Jun 2011
KC Ramon(2)	5 136	20 242			25 378
		8 776	0,00	16 Sep 2010
		11 466	0,00	3 Jun 2011

Total medium-term incentive rights	9 578	114 121			82 308

(1)
Retired as a director of Sasol Limited on 30 June 2011. MTIs granted include a supplementary allocation of 12 253 rights for 2009, which could not be allocated due to the extended voluntary closed period.

(2)
MTIs granted include a discretionary allocation to align with market benchmarks.

Medium-term incentive rights 2011—prescribed officers/group executive committee(1)

	Balance at beginning of year	Granted	Average offer price per share	Grant date	Effect of change in composition of group executive committee	Rights implemented	Rights lapsed	Balance at end of year
	(number)	(number)	(Rand)		(number)	(number)	(number)	(number)
Prescribed officers
DE Constable(2)	—	54 000	0,00	3 Jun 2011	—	—	—	54 000
A de Klerk(3)	2 793	5 143	0,00	16 Sep 2010	—	4 667	3 269	—
AM de Ruyter(4)	—	39 868			—	—	—	39 868
		31 384	0,00	16 Sep 2010
		6 133	0,00	16 Sep 2010
		2 351	0,00	16 Sep 2010
NL Joubert	—	8 094	0,00	16 Sep 2010				8 094
VD Kahla(5)	—	12 821	0,00	10 Mar 2011	—	—	—	12 821
BE Klingenberg	1 859	5 143	0,00	16 Sep 2010	—	—	—	7 002
M Radebe(6)	—	12 821	0,00	24 Nov 2010	4 104	—	—	16 925
CF Rademan	1 859	5 143	0,00	16 Sep 2010	—	—	—	7 002
GJ Strauss(7)	3 952	36 363			—	—	—	40 315
		30 230	0,00	16 Sep 2010
		6 133	0,00	16 Sep 2010

Total medium-term incentive rights	10 463	179 396			4 104	4 667	3 269	186 027

(1)
Excluding the executive directors disclosed separately in the table above.

(2)
Award upon appointment as GEC member effective 1 June 2011, as chief executive officer designate. Appointed as chief executive officer and executive director of Sasol Limited, effective 1 July 2011.

(3)
Retired as a GEC member with effect from 30 April 2011.

(4)
MTIs granted include a supplementary allocation of 2 351 rights for 2009, which could not be allocated due to the extended voluntary closed period. A promotional allocation of 31 384 rights was made upon Mr AM de Ruyter's promotion to senior group executive.

(5)
MTIs granted include an allocation upon Mr VD Kahla's appointment.

(6)
Appointed as a GEC member with effect from 1 November 2010. MTIs granted include a promotional allocation upon Mr M Radebe's appointment to the GEC.

(7)
MTIs granted include a promotional allocation of 30 230 rights upon Mr GJ Strauss' promotion to senior group executive.

        The number of Sasol Inzalo Management Scheme share rights granted to our executive directors and prescribed officers/GEC in terms of our Sasol Inzalo share transaction is indicated in the following tables:

Sasol Inzalo Management Scheme share rights 2011—directors

	Balance at beginning of year	Share rights granted	Value of underlying share	Grant date	Effect of resignations	Balance at end of year
	(number)	(number)	(Rand)		(number)	(number)
Executive directors
VN Fakude	25 000	—	—	—	—	25 000
KC Ramon	25 000	—	—	—	—	25 000

Total Sasol Inzalo Management Scheme share rights	50 000	—			—	50 000

Sasol Inzalo Management Scheme share rights 2011—prescribed officers/group executive committee(1)

	Balance at beginning of year	Share rights granted	Value of underlying share	Grant date	Effect of change in composition of group executive committee	Balance at end of year
	(number)	(number)	(Rand)		(number)	(number)
Prescribed officer
M Radebe[2]	—	—	—	—	15 000	15 000

(1)
Excluding the executive directors disclosed separately in the table above.

(2)
Appointed as a GEC member with effect from 1 November 2010.

        At grant date on 3 June 2008, the issue price of the underlying share of R366,00 was the 60 day volume weighted average price of Sasol ordinary shares to 18 March 2008. The shares were issued to the Sasol Inzalo Management Trust at R0,01 per share.

Share options implemented—directors

        This table presents information regarding share options implemented during the period 1 July 2010 through 30 June 2011.

					Gain on implementation of share options
			Average offer price per share
	Implementation dates	Share options implemented		Market price per share
					2011	2010
		(number)	(Rand)		R'000	R'000
Executive directors
LPA Davies(1)		72 100			15 835	—
	30 Sep 2010	44 700	78,70	312,88	10 468
	30 Sep 2010	27 400	117,70	312,88	5 367
AMB Mokaba(2)	—	—	—	—	—	1 546
Non-executive director
PV Cox(3)	28 Jan 2011	24 800	117,70	349,00	5 754

Total		96 900			21 589	1 546

(1)
Retired as a director of Sasol Limited on 30 June 2011.

(2)
The share options were granted to Dr AMB Mokaba while he was still an executive director.

(3)
The share options were granted to Mr Cox while he was still an executive director.

 Share options implemented—prescribed officers/group executive committee(1)

        This table presents information regarding share options implemented during the period 1 July 2010 through 30 June 2011.

					Gain on implementation of share options
			Average offer price per share
	Implementation dates	Share options implemented		Market price per share
					2011	2010
		(number)	(Rand)		R'000	R'000
Prescribed officers
A de Klerk	28 Mar 2011	20 700	117,00	373,78	5 315	418
AM de Ruyter	29 Mar 2011	2 500	117,00	376,52	649	—
NL Joubert		16 000			3 293	—
	29 Sep 2010	6 100	117,00	313,02	1 196
	29 Sep 2010	4 600	89,50	313,02	1 028
	29 Sep 2010	5 300	111,20	313,02	1 069
BE Klingenberg	29 Sep 2010	6 100	117,00	312,50	1 193	1 130
CF Rademan		11 400			1 849	1 362
	5 Oct 2010	2 400	111,20	317,70	496
	29 Mar 2011	3 600	218,00	377,00	572
	29 Mar 2011	5 400	232,38	377,00	781
GJ Strauss		4 100			864	—
	29 Sep 2010	1 800	89,50	312,50	401
	29 Sep 2010	2 300	111,20	312,50	463

Total		60 800			13 163	2 910

(1)
Excluding the executive directors disclosed separately in the table above.

(2)
10 200 shares were retained by members on the implementation of the share options.

        Share options outstanding at the end of the year vest during the following periods:

	Already vested	Within one year	One to two years	Two to five years	More than five years	Total
(number)
Executive directors
LPA Davies(1)	353 400	130 000	15 800	—	—	499 200
VN Fakude	41 200	40 700	—	—	—	81 900
AMB Mokaba(2)	25 000	—	—	—	—	25 000
KC Ramon	54 400	—	27 300	—	—	81 700
Non-executive director
PV Cox(3)	91 900	—	—	—	—	91 900

Total	565 900	170 700	43 100	—	—	779 700

(1)
Retired as a director of Sasol Limited on 30 June 2011.

(2)
The share options were granted to Dr AMB Mokaba while he was still an executive director.

(3)
The share options were granted to Mr PV Cox when he was an executive director.

        Share appreciation rights, without performance targets, outstanding at the end of the year vest during the following periods:

	Already vested	Within one year	One to two years	Two to five years	More than five years	Total
(number)
Executive directors
LPA Davies(1)	42 000	18 400	23 600	42 000	—	126 000
VN Fakude	13 200	5 700	7 500	13 100	—	39 500
AMB Mokaba(2)	8 600	8 600	—	8 700	—	25 900
KC Ramon	7 700	—	7 700	7 800	—	23 200

Total	71 500	32 700	38 800	71 600	—	214 600

(1)
Retired as a director of Sasol Limited on 30 June 2011.

(2)
The SARs were granted to Dr AMB Mokaba while he was still an executive director.

        Share appreciation rights, with performance targets outstanding at the end of the year vest during the following periods:

	Already vested	Within one year	One to two years	Two to five years	More than five years	Total
(number)
Executive directors
LPA Davies(1)	—	—	47 000	47 000	47 000	141 000
VN Fakude	—	6 600	31 700	45 000	31 800	115 100
KC Ramon	—	7 700	30 400	45 700	30 300	114 100

Total	—	14 300	109 100	137 700	109 100	370 200

(1)
Retired as a director of Sasol Limited on 30 June 2011.

        Medium-term incentive rights outstanding at the end of the year vest during the following periods:

	Already vested	Within one year	One to two years	Two to five years	More than five years	Total
(number)
Executive directors
LPA Davies[1]	—	—	—	31 339	—	31 339
VN Fakude	—	—	4 442	21 149	—	25 591
KC Ramon	—	—	5 136	20 242	—	25 378

Total	—	—	9 578	72 730	—	82 308

(1)
Retired as a director of Sasol Limited on 30 June 2011.

        Share options outstanding at the end of the year vest during the following periods—prescribed officers/group executive committee(1):

	Already vested	Within one year	One to two years	Two to five years	More than five years	Total
(number)
Prescribed officers
AM de Ruyter	21 600	1 600	—	—	—	23 200
NL Joubert	30 700	8 400	4 200	—	—	43 300
BE Klingenberg	23 900	2 500	1 900	—	—	28 300
M Radebe	10 000	3 000	1 900	—	—	14 900
CF Rademan	—	3 700	2 600	—	—	6 300
GJ Strauss	60 800	27 200	3 000	—	—	91 000

Total	147 000	46 400	13 600	—	—	207 000

(1)
Excluding the executive directors disclosed separately in the table above.

        Share appreciation rights, without performance targets, outstanding at the end of the year vest during the following periods—prescribed officers/group executive committee(1):

	Already vested	Within one year	One to two years	Two to five years	More than five years	Total
(number)
Prescribed officers
AM de Ruyter	3 700	1 400	2 300	3 700	—	11 100
NL Joubert	—	17 100	7 100	12 000	—	36 200
BE Klingenberg	4 300	24 000	2 800	49 300	—	80 400
M Radebe	3 800	1 400	2 400	3 800	—	11 400
CF Rademan	—	24 200	3 000	49 800	—	77 000
GJ Strauss	9 600	3 900	5 700	9 800	—	29 000

Total	21 400	72 000	23 300	128 400	—	245 100

(1)
Excluding the executive directors disclosed separately in the table above.

        Share appreciation rights, with performance targets, outstanding at the end of the year vest during the following periods—prescribed officers/group executive committee(1):

	Already vested	Within one year	One to two years	Two to five years	More than five years	Total
(number)
Prescribed officers
DE Constable	—	—	81 000	81 000	81 000	243 000
AM de Ruyter	—	—	59 800	59 800	59 800	179 400
NL Joubert	—	—	12 100	12 100	12 200	36 400
VD Kahla	—	—	19 200	19 200	19 200	57 700
BE Klingenberg	—	2 800	7 700	13 200	7 700	31 400
M Radebe	—	2 400	23 000	27 700	23 100	76 200
CF Rademan	—	2 800	7 700	13 200	7 700	31 400
GJ Strauss	—	5 800	54 500	66 200	54 600	181 100

Total	—	13 800	265 000	292 400	265 400	836 600

(1)
Excluding the executive directors disclosed separately in the table above.

        Medium-term incentive rights outstanding at the end of the year vest during the following periods—prescribed officers/group executive committee(1):

	Already vested	Within one year	One to two years	Two to five years	More than five years	Total
(number)
Prescribed officers
DE Constable	—	—	—	54 000	—	54 000
AM de Ruyter	—	—	—	39 868	—	39 868
NL Joubert	—	—	—	8 094	—	8 094
VD Kahla	—	—	—	12 821	—	12 821
BE Klingenberg	—	—	1 859	5 143	—	7 002
M Radebe	—	—	1 570	15 355	—	16 925
CF Rademan	—	—	1 859	5 143	—	7 002
GJ Strauss	—	—	3 952	36 363	—	40 315

Total	—	—	9 240	176 787	—	186 027

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

        In accordance with the requirements of the Companies Act of South Africa, the following beneficial shareholdings equal to or exceeding 5% during the last three years were disclosed or established from inquiries as of 30 June 2011:

	2011			2010			2009
	Number of shares		% of shares	Number of shares		% of shares	Number of shares		% of shares
Government Employees Pension Fund (GEPF)(1)	85 436 625		12,7	85 434 723		12,8	—		—
Public Investment Corporation Limited (PIC)	63 078 418	(2)	9,4	63 397 133	(2)	9,93	121 876 743	(3)	18,3
Industrial Development Corporation of South Africa (IDC)	53 266 887		7,9	53 266 887		8,0	53 266 887		8,0

(1)
The shares beneficially owned by the GEPF were disclosed as owned by the PIC until 2009, when it was established that the beneficial owner is the GEPF.

(2)
60,8 million of the shares owned by the GEPF are included in the 63,1 million shares under management of the PIC.

(3)
102,6 million of these shares were beneficially owned by the GEPF.

        The voting rights of major shareholders do not differ from the voting rights of other shareholders.

        As of 31 August 2011, 35 407 233 ordinary shares, or approximately 5,28% of our total issued share capital, were held in the form of ADRs. As of 31 August 2011, 397 record holders in the United States held approximately 14,3% of our issued share capital in the form of either ordinary shares or ADRs.

7.B    Related party transactions

        There have been no material transactions during the most recent three years, other than as described below, nor are there proposed to be any material transactions at present to which we or any of our subsidiaries are or were a party and in which any senior executive or director, or 10% shareholder, or any relative or spouse thereof or any relative of such spouse, who shared a home with this person, or who is a director or executive officer of any parent or subsidiary of ours, had or is to have a direct or indirect material interest. Furthermore, during our three most recent years, there has been no, and at 30 June 2011 there was no, outstanding indebtedness to us or any of our subsidiaries owed by any of our executive or independent directors or any associate thereof.

        In a transaction aimed at obtaining compliance with the Liquid Fuels Charter's requirements on black economic empowerment, we entered into an agreement with effect from 1 July 2006 with Tshwarisano LFB Investment (Pty) Ltd (Tshwarisano), in terms of which Tshwarisano acquired 25% of our subsidiary, Sasol Oil (Pty) Ltd (Sasol Oil) for a purchase consideration of R1 450 million. Our non-executive chairman, Mrs TH Nyasulu, is also a director of Sasol Oil and Tshwarisano, and indirectly holds 1,275% of the shares of Sasol Oil through her 5,1% holding in Tshwarisano.

        During the year, group companies, in the ordinary course of business, entered into various purchases and sale transactions with associates, joint ventures and certain other related parties. The effect of these transactions is included in the financial performance and results of the group. Terms and conditions are determined on an arm's length basis.

        Material related party transactions were as follows:

	30 June 2011	30 June 2010	30 June 2009
	(Rand in millions)
Sales and services rendered to related parties
—Joint Ventures	251	218	306
—Associates	1 739	1 646	1 266
—Retirement funds	—	—	—

Total	1 990	1 864	1 572

Purchases from related parties
—Third parties	938	977	1 207
—Joint Ventures	1 410	1 066	663
—Associates	773	696	923
—Retirement funds	750	432	408

Total	3 871	3 171	3 201

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

Dividend policy

        Our dividend distribution policy is a progressive dividend policy to maintain and/or grow dividends in line with the anticipated sustainable growth in earnings, barring significant economic variables such as fluctuations in the oil price and exchange rates. The prevailing circumstances of the company, future investment plans, financial performance and the trading and macro economic environments will be considered when we make decisions on dividends. The average rate of earnings to dividend distributions in the past five years was approximately 2,7 times. Our dividend cover for 2011 was 2,5 times. We distribute dividends twice a year. On the declaration of a dividend, the company includes the 10% in respect of secondary tax on companies on this dividend in its computation of the income tax expense for the corresponding period.

        Refer to "Item 10.B—Memorandum and articles of association—Rights of holders of our securities".

Legal proceedings

        For information regarding our legal proceedings refer to "Item 4.B—Business overview—Legal proceedings".

8.B    Significant changes

        The following development has occurred subsequent to 30 June 2011:

        As a result of the fine imposed on Sasol Wax GmbH (refer to "Item 4.B—Business overview—Legal proceedings"), on 23 September 2011, Sasol Wax GmbH has been served with a law suit in The Netherlands by a company to which potential claims for compensation of damages have been assigned to by eight customers. The law suit does not demand a specific amount for payment. The result of this proceeding cannot be determined at present and accordingly, no provision was made at 30 June 2011.

ITEM 9.    THE OFFER AND LISTING

9.A    Offer and listing details

        The following table sets forth, for the years indicated, the reported high and low quoted prices for the ordinary shares on the JSE and for our ADRs on the NYSE from 9 April 2003 and for the ADRs on the NASDAQ prior to the delisting of our ADRs on 8 April 2003 from NASDAQ.

	Shares (Price per share in rand)		ADRs (Price per ADR in US$)
Period	High	Low	High	Low
2006	283,00	180,00	46,31	26,99
2007	281,75	214,00	39,84	28,24
2008	518,00	252,52	67,92	34,27
2009	471,00	216,56	58,91	19,16
2010
First quarter	310,00	255,56	41,74	31,15
Second quarter	316,00	274,26	42,86	35,75
Third quarter	318,00	263,06	43,40	34,19
Fourth quarter	315,60	266,18	43,68	33,36
2011
First quarter	316,50	270,03	45,02	34,89
Second quarter	346,28	309,22	52,46	44,25
Third quarter	393,67	332,00	57,99	48,28
Fourth quarter	403,55	337,60	60,39	49,20
April	403,55	356,50	60,39	52,24
May	390,00	345,12	58,40	49,20
June	366,36	337,60	53,67	49,34
July	367,49	330,31	54,97	49,27
August	342,00	300,50	50,93	39,79
September (up to 30 September 2011)	354,36	308,93	48,50	30,55

9.B    Plan of distribution

        Not applicable.

9.C    Markets

        The principal trading market for our shares is currently the JSE. Our American Depositary Shares (ADS) have been listed on the New York Stock Exchange since 9 April 2003, each representing one common ordinary share of no par value, under the symbol "SSL". The Bank of New York Mellon is acting as the Depositary for our ADSs and issues our ADRs in respect of our ADSs.

9.D    Selling shareholders

        Not applicable.

9.E    Dilution

        Not applicable.

9.F    Expenses of the issue

        Not applicable.

ITEM 10.    ADDITIONAL INFORMATION

10.A    Share capital

        Not applicable.

10.B    Memorandum and articles of association

        The South African Companies Act, No 61 of 1973 (old Companies Act) was replaced with the Companies Act, No 71 of 2008 (new Companies Act) with effect from 1 May 2011 (the effective date). In terms of the new Companies Act, the memorandum of association and articles of association of any company incorporated under the old Companies Act became its memorandum of incorporation (MOI) on the effective date. A company has two years from the effective date within which to adopt a new MOI to bring its MOI in harmony with the new Companies Act, during which period the provisions of the MOI will prevail over the new Companies Act, unless otherwise provided in the new Companies Act. We have not yet amended our MOI to bring it in harmony with the new Companies Act, but intend to do so by the end of the 2012 calendar year. The relevant provisions of our MOI are described in item 10.B, unless the new Companies Act overrides Sasol's MOI, in which case the provisions of the new Companies Act are described.

1.     Registration number, and object and purpose

        Registration number:    Sasol Limited was incorporated in South Africa as a public company under the old Companies Act and continues to exist under the new Companies Act as a pre-existing company. We are entered into the register of the Companies and Intellectual Property Commission under registration number 1979/003231/06. Our corporate seat is in Johannesburg, South Africa.

        Object and purpose:    According to clause 2 of what was previously termed Sasol's memorandum of association (which now forms part of our MOI, our company's main business includes to act as an investment holding company, an investment company and a management company and, whether on its own and/or in collaboration with other agencies:

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

  •
  to market these products.

        According to clause 3 of what was previously termed Sasol's memorandum of association (which now forms part of our MOI) our main object is to:

  •
  conduct the business of an investment holding company, an investment company and a management company;

  •
  prospect for minerals and to acquire mineral rights as well as oil, petroleum and related substances;

  •
  carry on mining;

  •
  conduct beneficiation and refining;

  •
  carry on petrochemical trading; and

  •
  market the products produced and/or acquired by the company.

2.     Our board of directors

  (a)
  Power to vote in respect of matters in which a director has a material interest.    In terms of our MOI, subject to the provisions of any statute, a director can vote on all decisions put before a meeting of the board whether or not a director has a personal interest in the matter. In terms of section 75 of the new Companies Act however, a director who has a personal financial interest in respect of a matter to be considered at a meeting, or knows that a related person has a personal financial interest in the matter, may not vote on the matter. In terms of our board charter, directors are appointed on the express understanding and agreement that they may be removed by the board if and when they develop an actual or prospective material, enduring conflict of interest with Sasol or a group company.

  (b)
  Power to vote on remuneration.    A distinction must be drawn between remuneration of directors as employees of the company and remuneration of directors for their services as directors. In terms of our MOI, the remuneration of directors as employees of the company shall be determined from time to time by our board of directors (the board). Our MOI provides further that the remuneration of the managing director or a director who is an employee of the company shall be determined by an independent quorum of the directors. No powers are conferred in our MOI on the directors who are employees of the company to vote on their own remuneration in the absence of an independent quorum of the directors. The board determines the remuneration of the executive directors on recommendation of the remuneration committee. Remuneration of executive directors is determined in accordance with the group's remuneration philosophy put to shareholders' for a non-binding advisory vote at the annual general meeting as required by the King Code of Governance Principles for South Africa (King III Code).

    The new Companies Act requires shareholder approval by way of a special resolution obtained in the previous two years for the payment of remuneration to directors for their service as directors, as well as the basis of payment thereof.

  (c)
  Borrowing powers exercisable by directors.    Articles 39 to 43 of our MOI deal with the borrowing powers exercisable by directors. The directors may exercise all the powers vested in the company to borrow money and to mortgage or bind our undertakings and goods or any part thereof upon terms and conditions which they deem fit, provided that "they shall cause (with regard to subsidiaries insofar as they can cause by exercising the voting and/or other rights of the company) that the total amount then still outstanding in respect of money borrowed and/or secured by the company and its subsidiaries (excluding any money borrowed by any of the said companies which will be used for the repayment of other loans within 90 days of the taking up of the said loan) shall not at any time, without the prior approval of the company in general meeting, exceed" certain thresholds. In addition, the directors may issue debentures subject to terms and conditions which they deem fit, provided that, amongst others, no special privileges with regard to the allotment of shares or stocks, attendance and voting rights at general meetings and the appointment of directors may be granted without the approval of the company in a general meeting.

  (d)
  Retirement.    In terms of our MOI, any director reaching 70 years of age shall retire at the end of that year, provided that the board may, by unanimous resolution on a year-to-year basis, extend a director's term of office save that it may not be extended beyond the end of the year in which the director turns 73. The new Companies Act contains no requirement for the retirement of directors at a particular age.

  (e)
  Qualification Shares.    In terms of article 82 of the MOI directors need not hold any shares in the capital of the company in order to qualify as directors.

3.     Rights and privileges of holders of our securities

        Classes of shares.    We have three classes of shares in issue, namely:

  •
  Sasol ordinary shares;

  •
  Sasol preferred ordinary shares; and

  •
  Sasol BEE ordinary shares,

  which have the rights and privileges more fully set out in our MOI and which are briefly described herein.

  (a)
  Dividend rights attaching to the various classes of shares

  •
  Sasol ordinary shares

  •
  In terms of our MOI, the board may, but is not obliged to, declare a dividend to be paid to the registered holders of shares, save however that no dividend may be declared and paid unless the company has first declared and paid in full the dividends due to the holders of the preferred ordinary shares, (the details of which are set out more fully below). If a dividend is declared by the board, only then does a shareholder have a right to receive a dividend which may be enforced against the company. The directors may also pay to the holders of shares such interim dividend as they consider justified from the profits of the company. No dividends shall be paid except out of the profits or accumulated distributable reserves of the company and no dividends bear interest against the company.

  •
  In addition, the new Companies Act precludes a company from paying a dividend unless it has, inter alia, applied a solvency and liquidity test as defined in the new Companies Act and has concluded that the company's assets equal or exceed the liabilities of the company and that the company will be able to pay its debts as they become due in the ordinary course of business for a period of 12 months following the payment of the dividend.

  •
  In terms of our MOI, dividends may be declared, either free of, or subject to, the deduction of any income tax and any other tax or duty which may be chargeable.

  •
  Dividends are declared payable to shareholders registered at a date subsequent to the date of the declaration of the dividend as determined by the rules of the local stock exchange operated by the JSE Limited (the JSE). The dates applicable to the dividend payment are determined in accordance with the listings requirements of the JSE.

  •
  In terms of our MOI, any dividends which remain unclaimed after a period of 12 years may be declared forfeited by the board and revert to our company. All unclaimed dividends may be invested or otherwise utilised by the directors for the benefit of the company until claimed.

  •
  In terms of our MOI, any dividend declared may be paid and satisfied, either in whole or in part, by the distribution of specific assets and, in particular, of shares or debentures of any other company, or in cash or in any one or more of such ways as the directors may, at the time of the declaration of the dividend, determine and direct. Any dividend or other sum payable in cash to a shareholder may be paid by cheque, warrant, coupon or otherwise as the directors may decide.

  •
  It is our policy to declare dividends in rand and the board may, in terms of our MOI, at the time of declaring a dividend make such determinations as they may deem appropriate with regard to the payment in any currency and the rate of exchange, subject to the approval of the South African Reserve Bank (SARB). For further information on our dividend policy, see "Item 8.A—Consolidated Statements and Other Financial Information".

      •
      Holders of American Depositary Receipts (ADRs) on the relevant record date will be entitled to receive any dividends payable in respect of the shares underlying the ADRs, subject to the terms of the Deposit Agreement. Cash dividends will be paid by the Depositary to holders of ADRs in accordance with the Deposit Agreement.

    •
    Sasol BEE ordinary shares:    the Sasol BEE ordinary shares rank pari passu with each Sasol ordinary share as regards to dividends.

    •
    Sasol preferred ordinary shares:    carry a cumulative preferred ordinary dividend right for a period of ten years from the date of issue. These preferred dividend rights rank ahead of the dividend rights of the holders of any other shares in the company, including the Sasol BEE ordinary shares (but excluding any preference shares). The holders thereof have the right to receive and be paid a preferred ordinary dividend, as follows:

    •
    R16,00 per annum for each of the first three years until 30 June 2011;

    •
    R22,00 per annum for each of the next three years until 30 June 2014; and

    •
    R28,00 per annum for each of the last four years until 30 June 2018.

      Any payments made to holders of Sasol preferred ordinary shares must be made without deduction set-off or withholding.

      Before any distribution is made, the board must first satisfy itself as to the solvency and liquidity of the company in accordance with the new Companies Act.

  (b)
  Voting rights.    The Sasol BEE ordinary shares and the Sasol preferred ordinary shares rank pari passu with each Sasol ordinary share in relation to the right to vote at general meetings of the company.

    In terms of the new Companies Act, unless a company's MOI provides otherwise, every shareholder, or representative of a shareholder, who is present at a shareholders' meeting has one vote on a show of hands, regardless of the number of shares he holds or represents, unless a poll is demanded. On a poll, a shareholder has the number of votes determined in accordance with the voting rights associated with the securities held by that shareholder, which in terms of our MOI is one vote per share held. If the rights of any class of shareholders will be affected, then provision is made in the new Companies Act for a separate class meeting.

  (c)
  Appointment and re-election of directors.    Our directors are elected by our shareholders at the annual general meeting. The board may appoint any person qualifying as a director in terms of the new Companies Act, either to fill a vacancy or as an addition to the board, provided that the total number of directors does not at any time exceed the maximum of 16 directors. Directors appointed by the board in this manner are required to retire at the next annual general meeting following their appointment, but are eligible for re-election. Directors may also appoint alternate directors in their stead which appointment must be confirmed by a resolution of the board. At the annual general meeting of Sasol, one-third of the serving directors shall retire or if the total number of serving directors who shall retire does not constitute a multiple of three, the number of directors who shall retire shall be the number, adjusted upwards, that is the closest to one-third. The directors who retire every year shall be the longest serving since their last election, but will be eligible for re-election. In terms of the new Companies Act, it is a requirement that when we amend our MOI, our MOI must provide that at least 50% of the directors must be elected by the shareholders.

    A director who has been appointed by the board shall retire five years after the date of his/her initial appointment or reappointment. Directors who have retired in this manner are eligible for re-election by the shareholders, if they have been nominated for reappointment after retirement by the shareholders, or if the board has appointed such a director to fill a vacancy.

  (d)
  Right to share in profits.    This is not relevant under South African law. In terms of South African law, dividends are declared subject to the directors being satisfied as to the solvency and liquidity of a company.

  (e)
  Rights to surplus in the event of liquidation.

    Sasol preferred ordinary shares:    on the winding up of the company all dividends that should have been declared and paid to the holders of Sasol preferred ordinary shares at that point in time will automatically be declared and paid in priority to shareholders of any other class of shares other than preference shares. Thereafter, each Sasol preferred ordinary share shall participate pari passu with each Sasol ordinary share in the remaining assets of the company and the assets remaining after payment of the debts and liabilities of the company, the costs of liquidation and the payment of all dividends that should have been declared and paid to the holders of Sasol preferred ordinary shares (as set out above), shall be distributed among the shareholders in proportion to the number of shares respectively held by each of them.

  (f)
  Redemption Provisions.    There are no redemption provisions relating to the Sasol ordinary shares and the Sasol BEE ordinary shares.

    Sasol preferred ordinary shares:    the restrictions on and entitlements in relation to the Sasol preferred ordinary shares will lapse on the earlier of the 10th anniversary of the date of issue of the first Sasol preferred ordinary shares or on the date of receipt by the company of a notice that a redemption event has occurred, in accordance with the terms of various agreements entered into by inter alia Sasol and the company Inzalo Groups Funding (Pty) Ltd, and the company and Sasol Inzalo Public Funding (Pty) Ltd, (the redesignation date). On the redesignation date, the Sasol preferred ordinary shares will be redesignated as Sasol ordinary shares and will rank pari passu in all respects with every other Sasol ordinary share.

  (g)
  Sinking Funds.    There are no sinking funds.

  (h)
  Liability for further capital calls.    Under the old Companies Act, shares could only be issued if they were fully paid. Accordingly, no shares were issued which were subject to any capital calls. Under the new Companies Act however, partly paid shares may be issued under certain circumstance. The company has not yet made use of these provisions.

  (i)
  Discriminatory provisions against majority shareholders.    There are no discriminatory provisions in our MOI against any holder of securities as a result of such holder owning a substantial number of shares in the company.

4.     Changing rights of holders of securities

        In terms of our MOI, we may only by way of special resolution amend the rights attached to any shares or convert any of our shares (whether issued or not) into shares of another class. A special resolution is also required for the company to convert shares into stock and to reconvert stock into shares. If the rights of any class of shareholders will be affected, then provision is made in the new Companies Act for a separate class meeting of the holders of such shares. In addition to the above, shareholders have been granted appraisal rights under the new Companies Act, and accordingly, if we amend our MOI by altering the preferences, rights, limitations or other terms of any class of our shares in a manner that is materially adverse to the rights or interests of holders of that class of shares, every holder of that class of shares that was present at the meeting at which the resolution to amend our MOI was passed and voted against such resolution, will be entitled, on notice to the company to seek court relief upon establishing that they have been unfairly prejudiced by the company. For a special resolution to be approved by shareholders, it must be supported by at least 75% of the voting rights exercised on the resolution.

5.     General meeting of shareholders

        In terms of the new Companies Act, the board or any other person specified in the company's MOI may call a shareholders' meeting at any time. In terms of our MOI, the board may call a shareholders' meeting at any time. In terms of the new Companies Act, the board (or any other person which may be specified in the MOI) must call a shareholders' meeting:

  •
  at any time that the board is required in terms of the new Companies Act, or our MOI to refer a matter to shareholders for decision;

  •
  whenever required in terms of the new Companies Act to fill a vacancy on the board;

  •
  whenever required in terms of our MOI to call a meeting; and

  •
  if one or more demands for a meeting with substantially the same purpose are delivered to the company by persons holding in aggregate at least 10% of the voting rights entitled to be exercised in relation to the matter proposed.

        If a company is unable to convene a meeting because it has no directors, then in terms of the new Companies Act, any person authorised by the company's MOI may convene a meeting, or if no such person has been specified in a company's MOI, the companies tribunal, on request from any shareholder, may issue an administrative order for a shareholders' meeting to be convened on a date and subject to such terms as the companies tribunal considers appropriate.

        In accordance with our MOI read with the new Companies Act, our annual general meeting is required to be held each year within six months from the end of our financial year, and within 15 months after the date of our last preceding annual general meeting. The following business must at a minimum be transacted at an annual general meeting:

  •
  presentation of directors reports, audited financial statements and the audit committee report;

  •
  election of directors (to the extent required by our MOI);

  •
  appointment of an auditor and an audit committee; and

  •
  any matter raised by a shareholder.

        If the company fails to convene a meeting in accordance with its MOI, or as required by the shareholders holding in the aggregate at least 10% of the voting rights as set out above, or within the time periods specified above for an annual general meeting, any shareholder may apply to court for an order to convene a shareholders' meeting on a date and subject to such terms as a court considers appropriate.

        Notices.    We are required by the new Companies Act to deliver written notice of shareholders' meetings to each shareholder and each beneficial shareholder at least 15 business days before a meeting. The new Companies Act also stipulates that delivery of a notice will be deemed to have taken place on the seventh calendar day following the day on which the notice was posted by way of registered post. The notice of meeting must include inter alia the date, time and place of the meeting, the general purpose of the meeting and a copy of any proposed resolution.

        Attendance at meetings.    Before a person will be allowed to attend or participate at shareholder meetings, that person must present reasonably satisfactory identification and the person presiding at the meeting must reasonably satisfy himself that the right of the person to attend as shareholder or proxy has been reasonably verified. Meetings of shareholders may be attended by any person who holds shares in the company and whose name has been entered into our securities register and includes any person who is entitled to exercise any voting rights in relation to the company. Any person entitled to attend and to vote at any meeting may appoint a proxy/ies in writing to attend and to vote at such meeting on his/her/its behalf. In respect of shares which are not subject to the rules of a central securities depository, and in respect of which a person holds a beneficial interest which includes the right to vote on a matter, that beneficial holder may attend and vote on a matter at a meeting of shareholders, but only if that person's name has been entered in our register of disclosures as the holder of that beneficial interest. Beneficial shareholders whose shares are not registered in their own name or (in the case of certificated shares in the company's register of disclosure), or beneficial owners who have dematerialised their shares, are required to contact the registered shareholder or their Central Securities Depository Participant (CSDP), as the case may be, for assistance to attend and vote at meetings.

        Quorum.    In terms of the new Companies Act, a shareholders' meeting may not commence until sufficient persons are present to exercise, in aggregate, at least 25% of all the voting rights that are entitled to be exercised in respect of at least one matter to be decided at the meeting, with a minimum of three shareholders present at the meeting. A matter to be decided at the meeting may not begin to be considered unless sufficient persons are present at the meeting to exercise, in aggregate, at least 25% of all of the voting rights that are entitled to be exercised on that matter at the time the matter is called on the agenda and a minimum of these shareholders are present. In terms of our MOI, if the required quorum of shareholders is not present within 10 minutes from the time appointed for the meeting to begin, the meeting will be postponed to a date determined by the directors which may not be earlier than seven days or later than 21 days after the date of the meeting. In terms of the new Companies Act, no further notice is required of a postponed or adjourned meeting unless the location is different from that of the postponed or adjourned meeting, or is different from a location announced at the time of an adjourned meeting. The shareholders present in person or proxy will be deemed to constitute a quorum at a postponed or adjourned meeting.

        Manner of voting.    At a general meeting, a resolution put to vote will be decided by a show of hands, unless a poll is demanded by:

  •
  at least five shareholders having the right to vote on that matter either as shareholder or proxy;

  •
  a shareholder or shareholders, or their proxies, representing at least one-tenth of the total voting rights of all shareholders having the right to vote on that matter;

  •
  a shareholder or shareholders holding in total not less than one-tenth of the issued share capital of the company having the right to vote on that matter; or

  •
  the chairman.

        In terms of the new Companies Act, a special resolution is required to:

  •
  amend our MOI;

  •
  ratify consolidated versions of our MOI;

  •
  ratify actions by the company or directors in excess of their authority under the MOI;

  •
  approve an issue of shares or grant of rights to directors, prescribed officers or persons related to them;

  •
  approve an issue of shares or securities which will result in the voting power of the class of shares being issued (as a result of a transaction or a series of transactions), being equal to or exceeding 30% of the voting powers of all the shares of that class immediately before the transaction or series of transactions;

  •
  authorise the board to grant financial assistance to directors, prescribed officers or related or inter-related parties;

  •
  authorise the board to grant financial assistance to any person for the purpose of the subscription or purchase of securities issued by the company or by a related or inter-related company;

  •
  approve a decision of the board for re-acquisition of shares if acquired from a director or prescribed officer, or persons related to them;

  •
  approve a decision of the board for re-acquisition of shares if it involves the acquisition, whether alone or as part of a series of transaction, of more than 5% of the issued shares in any class;

  •
  authorise the basis for compensation to directors for their services as director;

  •
  approve the voluntary winding up of the company;

  •
  approve the winding up of the company by court order;

  •
  approve an application to transfer the company to a foreign jurisdiction;

  •
  approve any proposed fundamental transaction, as defined in the new Companies Act; or

  •
  revoke a resolution giving rise to shareholders' appraisal rights.

        In addition to the above, our MOI, provides for further matters that must be decided by way of a special resolution.

        For a special resolution to be approved by shareholders, it must be supported by at least 75% of the voting rights exercised on the resolution.

        For an ordinary resolution to be approved by shareholders, it must be supported by at least 50% of the voting rights exercised on the resolution.
6.     Rights of non-South African shareholders

        The Sasol BEE ordinary shares may only be owned by persons who meet certain broad-based black economic empowerment credentials. In order to meet such credentials such person must, inter alia, be a South African citizen.

        There are no limitations imposed by South African law or, the MOI on the rights of non-South African shareholders to hold or vote shares in the company (other than the Sasol BEE ordinary shares). Acquisitions of shares in South African companies are not generally subject to review by the SARB. However, its approval may be required in certain cases where such share acquisition is financed by South African lenders.

7.     Provisions that would have the effect of delaying a change of control or merger

        The new Companies Act and the regulations to the new Companies Act deal extensively with the requirements that must be met by a company with respect to a merger, an acquisition or a corporate restructure.

8.     Disclosure of ownership threshold

        Pursuant to section 122(1)(a) and (b) of the new Companies Act, a person must notify the company within three business days after acquiring or disposing of a beneficial interest in sufficient securities of a class issued by that company such that, as a result of the acquisition or disposal, the person holds or no longer holds as the case may be, a beneficial interest in securities amounting to a any multiple of 5% of the issued securities of that class. The wording in the new Companies Act relating to the threshold amount is ambiguous and the Takeover Regulation Panel has interpreted this to mean an acquisition or disposal of shares in any 5% increments.

9.     Changes in share capital

        In terms of the new Companies Act, the board may (save to the extent that a company's MOI provides otherwise), increase or decrease the number of authorised shares in any class or shares.

        Subject to any authority given to the board, in our MOI, we may, prior to the issue of shares, direct that they be offered in the first instance, either at par value (in respect of shares which have been authorised under the old Companies Act) or at a premium or at a stated value in the case of shares without par value, to all our shareholders in proportion to the amount of capital held by them, or take any other measure with regard to the issue and allotment of the new shares.

        In terms of the new Companies Act, the board may (save to the extent that the company's MOI provides otherwise), classify any unclassified shares, or determine any preference rights, limitations or other terms in respect of a class of shares which have been provided for in a company's MOI and for which the board is required to determine the associated preference rights, limitations or other terms of shares.

        Our MOI sets out more stringent requirements than those set out in the new Companies Act and in this regard, we are required to obtain the consent of shareholders, by special resolution in general meeting, by special resolution in general meeting, to increase the number of authorised shares in the share capital of the company, or to consolidate or to subdivide all or any shares or to amend the rights and privileges of any class of shares.

        Issued shares placed under the control of directors.    See section 4 above.

        Unissued shares placed under the control of directors.    The new Companies Act generally allows the board to issue authorised shares without shareholder approval. However, in terms of our MOI, and subject the listings requirements of the JSE, the company may, in a general meeting, place the balance of the ordinary shares not allotted under the control of the directors with general authorisation to allot, and issue such shares at such prices and upon such terms and conditions and with the rights and privileges attached thereto, as may be determined in general meeting. A special resolution is required to place the preference shares under the control of the directors. Further, in terms of our MOI, a special resolution is required to amend the rights attached to any unissued shares or convert any of our unissued shares into shares of another class. A special resolution, is also required for the company to cancel, vary or amend shares or any rights attached to shares which, at the time of the passing of the relevant resolution, have not been taken up by any person or which no person has agreed to take up, and we may reduce our share capital by the amount of the shares so cancelled.

        In terms of the new Companies Act, a special resolution is required to approve an issue of shares or securities convertible into shares, or the issue of options for the allotment or subscription of authorised shares or other securities of the company, or a grant of any other rights exercisable for securities, if the shares, securities, options or rights are issued to a director, future director, prescribed officer, or future prescribed officer of the company, or their related parties or nominees. In addition, a special resolution is required to approve an issue of shares or securities which will, as a result of a transaction or a series of transactions, result in the voting power of the class of shares being issued being equal to or exceeding 30% of the voting powers of all the shares of that class immediately before the transaction or series of transactions.

 10.C    Material contracts

        We do not have any material contracts, other than contracts entered into in the ordinary course of business.

10.D    Exchange controls

        South African exchange control regulations are administered by the Financial Surveillance Department of the South African Reserve Bank (FSD) and are applied throughout the Common Monetary Area (CMA) (South Africa, the Kingdoms of Lesotho and Swaziland and the Republic of Namibia) and regulate transactions involving South African residents, as defined in the Exchange Control Rulings, including natural persons and legal entities.

        Day to day interaction with the FSD on exchange control matters is facilitated through Authorised Dealers who are persons authorised by National Treasury to deal in foreign exchange, in so far as transactions in respect of foreign exchange are concerned.

        The South African government (the Government) has from time to time stated its intention to relax South Africa's exchange control regulations when economic conditions permit such action. In recent years, the Government has incrementally relaxed aspects of exchange control.

        The following is a general outline of South African exchange controls. The comments below relate to exchange controls in force at the date of this annual report. These controls are subject to change at any time without notice. Investors should consult a professional advisor as to the exchange control implications of their particular investments.

Foreign financing and investments

        Foreign debt.    We, and our South African subsidiaries, require approval by the FSD to obtain foreign loans.

        Funds raised outside the CMA by our non-resident subsidiaries, i.e. a non-resident for exchange control purposes, are not restricted under South African exchange control regulations and may be used for any purpose including foreign investment, as long as such use is without recourse to South Africa. We, and our South African subsidiaries, would, however, require approval by the FSD in order to provide guarantees for the obligations of any of our subsidiaries with regard to funds obtained from non-residents of the CMA.

        Debt raised outside the CMA by our non-resident subsidiaries must be repaid or serviced by those foreign subsidiaries. Without approval by the FSD, we can neither use cash we earn in South Africa to repay or service such foreign debts nor can we provide security on behalf of our non-resident subsidiaries.

        We may retain dividends declared by our foreign subsidiaries offshore which we may use for any purpose, without any recourse to South Africa, except to fund investments or loans into the CMA via a non-resident entity.

        Raising capital overseas.    A listing by a South African company on any stock exchange requires prior approval by the FSD. Similarly, the listing of a non-South African company on the JSE requires prior approval by the FSD.

        Under South African exchange control regulations, we must obtain approval from the FSD regarding any capital raising activity involving a currency other than the rand. In granting its approval, the FSD may impose conditions on our use of the proceeds of the capital raising activity outside South Africa, including limits on our ability to retain the proceeds of this capital raising activity outside South Africa or a requirement that we seek further approval by the FSD prior to applying any of these funds to any specific use. Any limitations imposed by the FSD on our use of the proceeds of a capital raising activity could adversely affect our flexibility in financing our investments.

        Foreign investments.    Under current exchange control regulations we, and our South African subsidiaries, can invest overseas without prior approval by the FSD, where the investment is below R500 million per calendar year per company provided that the proposed investment meets certain criteria. Although no prior approval by the FSD is required for these investments, prior approval from the relevant Authorised Dealer, who will evaluate the investment on the same principles applied by the FSD, is required. Where the investment does not meet certain criteria, the Authorised Dealer will refer the matter to the FSD for consideration.

        Should the foreign investment be more than R500 million per calendar year per company, or where the Authorised Dealer refers the matter to the FSD in the circumstances described above, prior approval by the FSD is required and such foreign investments will only be allowed if the investment meets certain criteria including one of national interest, as determined by the FSD. There is no limitation placed on us with regard to the amount of funds that we can transfer from South Africa for an approved foreign investment. The FSD may, however, request us to stagger the capital outflows relating to large foreign investments in order to limit the impact of such outflows on the South African economy and the foreign exchange market.

        The FSD also requires us to provide them with an annual report, which will include the annual financial statements, of all our foreign subsidiaries.

Investment in South African companies

        Inward investment.    As a general rule, a foreign investor may invest freely in shares in a South African company. Foreign investors may also sell shares in a South African company and transfer the proceeds out of South Africa without restriction. Acquisitions of shares or assets of South African companies by non-South African purchasers are not generally subject to review by the FSD when the consideration is in cash, but may require review by the FSD in certain circumstances, including when the consideration is equity in a non-South African company or when the acquisition is financed by a loan from a South African lender.

        Dividends.    There are no exchange control restrictions on the remittance of dividends declared out of trading profits to non-residents of the CMA. However, residents of the CMA may under no circumstances have dividends paid outside the CMA without specific approval from the FSD.

        Transfer of shares and ADSs.    Under South African exchange control regulations, our shares and ADSs are freely transferable outside South Africa among persons who are not residents of the CMA. Additionally, where shares are sold on the JSE on behalf of our shareholders who are not residents of the CMA, the proceeds of such sales will be freely exchangeable into foreign currency and remittable to them. The FSD may also require a review to establish that the shares have been sold at market value and at arm's length. While share certificates held by non-resident shareholders will be endorsed with the words "non-resident", such endorsement will, however, not be applicable to ADSs held by non-resident shareholders.

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

        The summary of the South African tax considerations does not address the tax consequences to a US holder that is resident in South Africa for South African tax purposes or whose holding of shares or ADSs is effectively connected with a permanent establishment in South Africa through which such US holder carries on business activities or who is not the beneficial recipient of the dividends or returns or, in the case of an individual who performs independent personal services, who has a fixed base situated in South Africa or the source of the transaction is deemed to be in South Africa, or who is otherwise not entitled to full benefits under the Treaty.

        The statements of law set forth below are subject to any changes (which may be applied retroactively) in South African law or in the interpretation thereof by the South African tax authorities, or in the Treaty, occurring after the date hereof. For the purposes of the Treaty and South African tax law, a US resident that owns Sasol ADSs will be treated as the owner of Sasol shares represented by such ADSs. Holders are strongly urged to consult their own tax advisors as to the consequences under South African, US federal, state and local, and other applicable laws, of the ownership and disposition of shares or ADSs.

Taxation of dividends

        South Africa currently imposes a corporate tax known as Secondary Tax on Companies (STC), at the rate of 10%, on the distribution of an amount in the form of dividends on the company declaring the dividend. STC is a recognised form of tax in terms of the Treaty, but is not a withholding tax on dividends. South Africa currently does not impose any withholding tax or any other form of tax on dividends paid to US holders with respect to shares or ADSs. It has been announced, however, that STC will be replaced by a dividends withholding tax at the rate of 10% with effect from 1 April 2012.

        Once the dividends tax has been introduced and in the absence of any renegotiation of the Treaty, the tax on the dividends paid to a US holder with respect to shares or ADSs, will be limited to 5% of the gross amount of the dividends where a US corporate holder holds directly at least 10% of the voting stock of Sasol whereas the maximum dividends tax would be 15% of the gross amount of the dividends in all other cases, resulting in the latter category of shareholders paying the 10% rate prescribed by South African tax law.

        A new definition of a dividend was introduced into the income tax laws with effect from 1 January 2011, so as to define a dividend as any amount transferred or applied by a company for the benefit of any shareholder in relation to that company by virtue of any share held by that shareholder in the company, whether by way of a distribution or as consideration for the acquisition of any share in that company. However, it does not include any amount transferred or applied by a company that results in a reduction of so-called contributed tax capital (CTC) or constitutes an acquisition by a company of its own securities as contemplated in paragraph 5.67 of section 5 of the JSE Listings Requirements, where the acquisition complies with the requirements prescribed by paragraphs 5.67 to 5.84 of section 5 of the JSE Listings Requirements.

        The concept of CTC effectively means the sum of the share capital and share premium of a company that existed on 1 January 2011, excluding any transfers from reserves to the share premium account. Any application of CTC is limited to the holders of a class of shares and specifically that a distribution of CTC attributable to a specific class of shares must be made proportionately to the number of shares held by a shareholder in a specific class of shares. In other words, CTC can only be used proportionately by a company and cannot be applied by a company for the benefit of only one specific shareholder.

Taxation of gains on sale or other disposition

        Prior to 1 October 2001, in the absence of a capital gains tax, gains realised on the sale or other disposition of shares held by a US holder as a capital asset were not subject to taxation in South Africa. From 1 October 2001, South Africa introduced a tax on capital gains, which only applies to South African residents and to non-residents if the sale is attributable to a permanent establishment of the non-resident or if it relates to an interest in immovable property in South Africa. With effect from 1 October 2007, gains realised on the sale of shares are automatically deemed to be on capital account, and therefore, subject to capital gains tax, if the shares have been held for a continuous period of at least three years by the holder thereof. This deeming provision is limited to ordinary shares and does not extend to preference shares or ADSs. The meaning of the word "resident" is different for individuals and corporations and is governed by the South African Income Tax Act of 1962 (the Act) and by the Treaty. In the event of conflict, the Treaty which contains a tie breaker clause or mechanism to determine residency if a holder is resident in both countries, will prevail. In terms of the Act and the Treaty, a US resident holder of shares or ADSs will not be subject to capital gains tax on the disposal of securities held as capital assets unless the securities are linked to a permanent establishment conducted in South Africa. In contrast, gains on the disposal of securities which are not capital in nature are usually subject to income tax. However, even in the latter case, a US resident holder will not be subject to income tax unless the US resident holder carries on business in South Africa through a permanent establishment situated therein. In such a case, this gain may be subject to tax in South Africa, but only so much as is attributable generally to that permanent establishment for so long as it does not constitute a repurchase of shares. If the repurchase of shares meets the requirements of the JSE Listings Requirements, such repurchase is not deemed to be a dividend.

Securities transfer tax

        With effect from 1 July 2008, a single security transfer tax of 0,25% was introduced and is applicable to all secondary transfers of shares. No securities transfer tax (STT) is payable on the issue of securities, even though it is payable on the redemption of securities. STT is payable in South Africa regardless of whether the transfer is executed within or outside South Africa. A transfer of a dematerialised share can only occur in South Africa.

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

        This summary does not address all aspects of US federal income taxation that may apply to holders that are subject to special tax rules, including US expatriates, insurance companies, tax-exempt organisations, banks, financial institutions, regulated investment companies, persons subject to the alternative minimum tax, securities-broker dealers, traders in securities who elect to apply a mark-to-market method of accounting, persons holding their shares or ADSs as part of a straddle, hedging transaction or conversion transaction, persons who acquired their shares or ADSs pursuant to the exercise of employee stock options or similar derivative securities or otherwise as compensation, or persons whose functional currency is not the US dollar. Such holders may be subject to US federal income tax consequences different from those set forth below.

        As used herein, the term "US holder" means a beneficial owner of shares or ADSs that is:

  (a)
  a citizen or individual resident of the US for US federal income tax purposes;

  (b)
  a corporation (or other entity taxable as a corporation for US federal income tax purposes) created or organised in or under the laws of the US or any State thereof or the District of Columbia;

  (c)
  an estate whose income is subject to US federal income taxation regardless of its source; or

  (d)
  a trust if a court within the US can exercise primary supervision over the administration of the trust and one or more US persons are authorised to control all substantial decisions of the trust.

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

Taxation of dividends

        The gross amount of any distributions, including the amount of any South African withholding tax thereon, paid to a US holder by Sasol generally will be taxable as dividend income to the US holder for US federal income tax purposes, based on the US dollar value of the distribution calculated by reference to the spot rate in effect on the date the distribution is actually or constructively received by the US holder, in the case of shares, or by the Depositary, in the case of ADSs. For foreign tax credit limitation purposes, dividends paid by Sasol will constitute income from sources outside the United States. Dividends paid by Sasol will not be eligible for the dividends-received deduction generally allowed to US corporations in respect of dividends received from other US corporations. At present, South Africa does not impose a withholding tax on dividends or any other form of tax on dividends paid to US holders with respect to shares. The South African government has announced its intent to enact a dividend withholding tax, at the rate of 10%, with effect from 1 April 2012. Refer to "Taxation—South African taxation—Taxation of dividends".

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

        Subject to certain limitations, South African withholding taxes, if any, will be treated as foreign taxes eligible for credit against a US holder's US federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by Sasol with respect to shares or ADSs generally will constitute foreign source "passive category income" or, in the case of certain US holders, "general category income". The use of foreign tax credits is subject to complex conditions and limitations. In lieu of a credit, a US holder who itemises deductions may elect to deduct all of such holder's foreign taxes in the taxable year. A deduction for foreign taxes is not subject to the same limitations applicable to foreign tax credits. US holders are urged to consult their own tax advisors regarding the availability of foreign tax credits.

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

Taxation of capital gains

        If a US holder is a resident of the US for purposes of the Treaty, such holder generally will not be subject to South African tax on any capital gain or loss if it sells or exchanges its shares or ADSs unless such shares or ADSs constitute the assets linked to a permanent establishment in South Africa. Special rules apply to individuals who are potentially residents of more than one country. Refer to "South African Taxation—Taxation of gains on sale or other disposition" above.

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

        The tax basis of shares purchased with foreign currency will generally be the US dollar value of the purchase price on the date of purchase, or the settlement date for the purchase, in the case of shares traded on an established securities market that are purchased by a cash basis US holder (or an accrual basis US holder that so elects). The amount realised on a sale or other disposition of shares for an amount in foreign currency will be the US dollar of this amount on the date of sale or disposition. On the settlement date, the US holder will recognise the US source foreign currency gain or loss (taxable as ordinary income or loss) equal to the difference (if any) between the US dollar value of the amount received based in the exchange rates in effect on the date of sale or other disposition and the settlement date. However, in the case of shares traded on an established securities market that are sold by a cash basis US holder (or an accrual basis US holder that so elects), the amount realised will be based on the exchange rate in effect on the settlement date for the sale, and no exchange gain or loss will be recognised at that time. If an accrual basis US holder makes an election described above, it must be applied consistently from year to year and cannot be revoked without the consent of the Internal Revenue Service (IRS).

Passive foreign investment company considerations

        This summary assumes and Sasol believes that it will not be classified as a Passive Foreign Investment Company (PFIC) for US federal income tax purposes for the taxable year ended 30 June 2011. US holders are advised, however, that this conclusion is a factual determination that must be made annually and thus may be subject to change. If Sasol were to be classified as a PFIC, the tax on distributions on its shares or ADSs and on any gains realised upon the disposition of its shares or ADSs may be less favourable than as described herein. Furthermore, dividends paid by a PFIC are not "qualified dividend income" and are not eligible for the reduced rates of taxation for certain dividends. In addition, as a result of a change in law, effective as of 18 March 2010, each US person that is a shareholder of a PFIC, generally will be required to file an annual report disclosing its ownership of shares in a PFIC and certain other information as yet to be announced. US holders should consult their own tax advisors regarding the application of the PFIC rules (including the new reporting requirements) to their ownership of the shares or ADSs.

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

        Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a holder's US federal income tax liability. A holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information.

10.F    Dividends and paying agents

        Not applicable.

10.G    Statement by experts

        Not applicable.

10.H    Documents on display

        All reports and other information that we file with the SEC may be obtained, upon written request, from the Bank of New York Mellon, as Depositary for our ADSs at its Corporate Trust office, located at 101 Barclay Street, New York, New York 10286. These reports and other information can also be inspected without charge and copied at prescribed rates at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. These reports may also be accessed via the SEC's website (www.sec.gov). Also, certain reports and other information concerning us will be available for inspection at the offices of the NYSE. In addition, all the statutory records of the company and its subsidiaries may be viewed at the registered address of the company in South Africa.

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

        The following is a breakdown of our debt arrangements and a summary of fixed versus floating interest rate exposures for operations.

Liabilities—notional	2012	2013	2014	2015	2016	Thereafter	Total
	(Rand in millions)
Fixed rate (Rand)	288	222	199	175	176	3 216	4 276
Average interest rate	10,81%	10,81%	10,80%	10,80%	10,79%	10,79%
Variable rate (Rand)	759	840	916	811	423	4 754	8 503
Average interest rate	7,86%	7,84%	7,83%	7,81%	7,80%	7,79%
Fixed Rate (US$)	1	—	1	—	—	—	2
Average interest rate	3,48%	—	3,11%	—	—	—
Variable rate (US$)	208	7	7	7	2	—	231
Average interest rate	3,97%	4,34%	4,29%	4,15%	3,00%	—
Fixed rate (Euro)	10	10	10	10	1	24	65
Average interest rate	2,75%	2,75%	2,74%	2,71%	0,25%	3,80%
Variable rate (Euro)	538	235	382	519	458	299	2 431
Average interest rate	3,47%	3,49%	3,51%	3,55%	3,62%	3,72%
Variable rate (other currencies)	7	4	3	—	—	—	14
Average interest rate	17,71%	18,14%	18,14%	—	—	—

Total	1 811	1 318	1 518	1 522	1 060	8 293	15 522

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A Debt securities

        Not applicable.

12.B Warrants and rights

        Not applicable.

12.C Other securities

        Not applicable.

12.D American depositary shares

12.D.1 Depositary name and address

        Not applicable.

12.D.2 Description of american depositary shares

        Not applicable.

12.D.3 Depositary fees and charges

        The Bank of New York Mellon serves as the depositary for Sasol's American Depositary Shares (ADSs). Sasol's ADSs, each representing one Sasol ordinary share, are traded on the New York Stock Exchange under the symbol "SSL". The ADSs are evidenced by American Depositary Receipts, or ADRs, issued by The Bank of New York Mellon, as Depositary, under the Amended and Restated Deposit Letter Agreement dated as of 5 May 2011, among The Bank of New York Mellon, Sasol Limited and its registered ADR holders. ADR holders are required to pay the following service fees to the Depositary:

Service	Fees (USD)
Depositing or substituting the underlying shares	Up to US$0,02 per ADS
Receiving or distributing dividends	Up to US$0,02 per ADS
Selling or exercising rights	Up to US$0,02 per ADS
Withdrawing an underlying security	Up to US$0,02 per ADS

        In addition, all non-standard out-of-pocket administration and maintenance expenses, including but not limited to, any and all reasonable legal fees and disbursements incurred by the Depositary (including legal opinions, and any fees and expenses incurred by or waived to third-parties) will be paid by the company. Fees and out-of-pocket expenses for the servicing of non-registered ADR holders and for any special service(s) performed by the Depositary will be paid for by the company.

12.D.4 Depositary payments for 2011

        No payments were received from the Depositary for the year ended 30 June 2011. In terms of the Amended and Restated Deposit Letter Agreement dated as of 5 May 2011, the Depositary will reimburse Sasol Limited up to US$250 000 for expenses related to the ADR programme including, but not limited to, investor relations expenses and listing fees or any other program related expenses. The claim for reimbursement has not yet been submitted to the Depositary.

 PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        Not applicable.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        Not applicable.

ITEM 15.    CONTROLS AND PROCEDURES

(a)
Disclosure controls and procedures

        The company's chief executive officer and chief financial officer, based on their evaluation of the effectiveness of the group's disclosure controls and procedures (required by paragraph (b) of 17 CFR 240.13a-15) as of the end of the period covered by this annual report of Form 20-F, have concluded that, as of such date, the company's disclosure controls and procedures were effective.

(b)
Management's annual report on internal control over financial reporting

        Management of Sasol is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended. Under Section 404 of the Sarbanes-Oxley Act of 2002, management is required to assess the effectiveness of Sasol's internal control over financial reporting as of the end of each financial year and report, based on that assessment, whether the Company's internal control over financial reporting is effective.

        Sasol's internal control over financial reporting is a process designed under the supervision of the chief executive officer and chief financial officer to provide reasonable assurance as to the reliability of Sasol's financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

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

        Management assessed the effectiveness of Sasol's internal control over financial reporting as of 30 June 2011. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in "Internal Control—Integrated Framework". Based on this assessment, our management has determined that, as of 30 June 2011, Sasol's internal control over financial reporting was effective.

(c)
The effectiveness of internal control over financial reporting as of 30 June 2011 was audited by KPMG Inc., independent registered public accounting firm, as stated in their report on page F-1 of this Form 20-F.

(d)
Changes in internal control over financial reporting

        During the year under review, a change in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. The restructuring of the Sasol group has resulted in the formation of the Sasol Shared Services division.

        Sasol Shared Services consolidates a number of functions, which previously resided in the respective Sasol business units into a single environment. We continue to pursue a multi-year initiative to centralise and standardise transaction-processing activities within certain accounting processes and will over the next few years be migrating to a consolidated enterprise resource planning system across the organisation to further enable this change. None of these initiatives is in response to any identified deficiency or weakness in our internal control over financial reporting.

Item 16.A    Audit committee financial expert

        Mr. Colin Beggs, an independent member of the audit committee and its chairman since 1 January 2011, was determined by our board to be an audit committee financial expert within the meaning of the Sarbanes-Oxley Act, in accordance with the Rules of the NYSE and the SEC.

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

        The code of ethics has been communicated to employees, suppliers, service providers and customers and is available on our internet website. Our website address is www.sasolethics.com. A copy of the Code of Ethics can also be specifically requested by sending an email to groupethicsoffice@sasol.com with your postal details and a copy will be posted to you, without charge.

        We have been operating an independent ethics reporting telephone line through external advisors since 2002. This confidential and anonymous ethics hotline provides an impartial facility for all stakeholders to report deviations from ethical behaviour, including fraud and unsafe behaviour or environment. These calls are monitored and the progress on their resolution is reported to the audit committee on a regular basis. We view the following hotlines as an essential mechanism for maintaining the highest levels of ethical behaviour: South Africa: 0800016017; Germany: 08001825967; Italy: 800786522; Singapore: 1800-2163302; United Kingdom: 08000324498; United States of America: 18004891727.

        The use of the ethics hotline has continued to increase over the past three years. This is attributed to an increased focus on managing ethics at a senior and top management level as well as clear tone at the top to promote zero tolerance towards unethical behaviour. Our code of ethics guides our interactions with all government representatives. Our policy prohibits contributions to political parties or government officials since they may be interpreted as an inducement for future beneficial treatment, and as interference in the democratic process.

Item 16.C    Principal accountant fees and services

        The following table sets forth the aggregate audit and audit-related fees, tax fees and all other fees billed by our principal accountants (KPMG Inc.) for each of the 2011 and 2010 years:

	Audit fees	Audit-related fees	Tax fees	All other fees	Total(1)
	(Rand in millions)
2011	63	—	—	3	66
2010	71	—	1	3	75

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

        The approval policy provides for categorical approval of permissible non-audit services and requires the pre-approval by the audit committee, prior to engagement, of such services, other than audit services covered by the annual audit engagement letter, provided that all such fees must be less than 20% of the total audit fees for Sasol's annual audit engagement, unless otherwise directed by the audit committee. In addition, services to be provided by the independent accountants that are not within the category of approved services must be approved by the audit committee prior to engagement, regardless of the service being requested and the amount, but subject to the restriction above.

        Requests or applications for services that require specific separate approval by the audit committee are required to be submitted to the audit committee by both management and the independent accountants and must include a detailed description of the services to be provided and a joint statement confirming that the provision of the proposed services does not impair the independence of the independent accountants. No work was performed by persons other than the principal accountant's employees on the principal accountant's engagement to audit Sasol Limited's financial statements for 2011.

Item 16.D    Exemptions from the listing standards for audit committees

        Not applicable.

Item 16.E    Purchases of equity securities by the issuer and affiliated purchasers

Period	Total number of shares repurchased	Average price paid per share	Shares cancelled under the share repurchase programme	Total number of shares purchased and/or cancelled as part of publicly announced programmes	Maximum number of shares that may yet be purchased under the programmes(1)
For the year ended 30 June 2011
Balance at 30 June 2010	40 309 886	—	(31 500 000)	8 809 886	16 719 239
2010-07-01 to 2010-07-31	—	—	—	—	16 719 239
2010-08-01 to 2010-08-31	—	—	—	—	16 719 239
2010-09-01 to 2010-09-30	—	—	—	—	16 719 239
2010-10-01 to 2010-10-31	—	—	—	—	16 719 239
2010-11-01 to 2010-11-30	—	—	—	—	16 719 239
2010-12-01 to 2010-12-31	—	—	—	—	55 301 486
2011-01-01 to 2011-01-31	—	—	—	—	55 301 486
2011-02-01 to 2011-02-28	—	—	—	—	55 301 486
2011-03-01 to 2011-03-31	—	—	—	—	55 301 486
2011-04-01 to 2011-04-30	—	—	—	—	55 301 486
2011-05-01 to 2011-05-31	—	—	—	—	55 301 486
2011-06-01 to 2011-06-30	—	—	—	—	55 301 486
2011-07-01 to 2011-07-31	—	—	—	—	55 301 486
2011-08-01 to 2011-08-31	—	—	—	—	55 301 486
2011-09-01 to 2011-09-30	—	—	—	—	55 301 486

	40 309 886		(31 500 000)	8 809 886

(1)
At the annual general meeting held on 27 November 2009, shareholders renewed the directors' authority to repurchase up to 4% of the issued ordinary shares of the company at the time. This authority was replaced at the annual general meeting held on 26 November 2010 by an authority to directors to approve the repurchase of up to 10% of the issued ordinary shares of the company. The maximum number of ordinary shares that may be repurchased in terms of this authority amounts to 64 111 372. This latest authority will be valid until the company's next annual general meeting and will not exceed 15 months from the date of resolution.

        Up to 30 September 2011, through our subsidiary, Sasol Investment Company (Pty) Ltd, a total of 8 809 886 shares (30 June 2010—8 809 886 shares), representing 1,45% (2010—1,46%) of the issued share capital of the company, excluding shares issued in relation to the Sasol Inzalo share transaction, had been repurchased since 7 March 2007 at an average price of R346,45 per share (2010—R346,45). These shares are held as treasury shares and do not carry any voting rights. In terms of a specific authority granted at a general meeting of shareholders held on 28 November 2008, the company repurchased 31 500 000 of these shares on 4 December 2008, whereupon they were cancelled and restored to authorised share capital.

  a.
  At the general meeting of 23 November 2006, the shareholders authorised the directors to undertake a repurchase of issued securities limited to a maximum of 10% of the company's issued securities at the time that the authority was granted. This authority was again renewed by shareholders at our general meeting held on 30 November 2007. The maximum number of shares that may be repurchased was 63 035 195 at 30 November 2007. At the annual general meetings held on 28 November 2008 and 27 November 2009, respectively, shareholders renewed the directors' authority to repurchase up to 4% of the issued ordinary shares of the company. At the annual general meeting held on 26 November 2010, shareholders authorised the directors' approve the repurchase of up to 10% of the issued ordinary shares of the company. This authority will be valid until the company's next annual general meeting and will not exceed 15 months from the date of resolution. The company's issued securities as at 30 November 2010 was 641 113 716 (30 November 2009—638 228 116). The maximum number of shares that may be repurchased at 30 November 2010 amounted to 64 111 372. For more information on the general requirements for trading in own shares refer to "Item 10.B Memorandum and Articles of Association".

  b.
  The repurchase is limited to a maximum of 10% of the company's issued ordinary shares, excluding shares issued in relation to the Sasol Inzalo share transaction, at the time the authority was granted and no acquisition can be made at a price more than 10% above the weighted average of the market value of the securities for the five business days immediately preceding the date of such acquisition.

  c.
  In terms of the South African Companies Act, 61 of 1973(1) and the terms of the resolution, the general authority granted to the directors by shareholders on 26 November 2010 to acquire the company's issued securities will be valid only until the company's next annual general meeting, which is scheduled for 25 November 2011. In terms of the South African Companies Act, 61 of 1973, as amended, the authorisation is only valid until the next annual general meeting following the grant of such a general approval.

(1)
Replaced by the Companies Act, No 71 of 2008, with effect from 1 May 2011.

d.
No programme was terminated prior to the expiration date.

Item 16.F    Change in Registrant's Certifying Accountant

        There have been no changes in our certifying accountant or disagreements on accounting and financial disclosure during the two most recent financial years ended 30 June 2011.

Item 16.G    Corporate Governance

        The company maintains a primary listing of its ordinary shares on the Johannesburg Securities Exchange operated by the JSE Limited (JSE) and a listing of American Depositary Shares on the New York Stock Exchange (NYSE). The company is accordingly subject to the ongoing disclosure, corporate governance and other requirements imposed by legislation in both jurisdictions, the JSE, the United States Securities and Exchange Commission (SEC) and the NYSE. The company has implemented controls to provide reasonable assurance of compliance with the South African Companies Act, 71 of 2008(2), (the Companies Act), the JSE Listings Requirements, the SEC, the NYSE and US legislation such as the Sarbanes-Oxley Act of 2002 (SOX), insofar as it applies to foreign companies listed on the NYSE. In addition, we have compared its corporate governance practices to those required to be applied by domestic US companies listed on the NYSE and confirms that we comply with such NYSE corporate governance standards, in most respects.

(2)
The Companies Act, No 71 of 2008 became effective on 1 May 2011.

        In terms of the JSE Listings Requirements, all JSE-listed companies must comply with the King Code of Governance Principles for South Africa 2009 (King III Code), as from financial years commencing on or after 1 March 2010. The period under review is the first financial year in respect of which the company has to report on the implementation of the King III Code principles. We apply the vast majority of the recommended practices of the King III Code, and those instances where the recommendations are not applied or are in the process of implementation, are explained in the relevant sections of the integrated annual report. In a few areas, we believe we are applying the recommendations but additional enhancements have been identified which will be implemented over time, in line with our objective to continuously improve our corporate governance principles.

        We reviewed the Discussion Paper on the Framework for Integrated Reporting and the Integrated Report issued by the Integrated Reporting Committee of South Africa in January 2011 and have incorporated the majority of the recommendations in our first integrated annual report.

        Sound corporate governance structures and processes are being applied at Sasol and are considered by the Sasol Limited board (the board) to be pivotal to delivering on sustainable growth in the interest of all stakeholders. Governance structures and processes, underpinned by our values driven leadership programme, are regularly reviewed and adapted to accommodate internal corporate developments and to reflect national and international best practice to the extent considered in the best interest of the company.

        The board considers corporate governance as a priority that requires more attention than merely establishing the steps to be taken to demonstrate compliance with codes and legal, regulatory or listing requirements. The board has therefore carefully considered the extent to which the implementation of new non-statutory corporate governance concepts will in fact be in the best interest of the company.

        The nomination and governance committee and the board continue to review and benchmark the group's governance structures and processes to ensure the directors and the board exercise effective and ethical leadership, good corporate citizenship and sustainability. We are committed to achieving high standards of business integrity and ethics across all our activities. Issues of governance will continue to receive the board and its committees' consideration and attention during the years ahead.

        In addition, we have compared our corporate governance practices to those for domestic US companies listed on the NYSE and confirms that we comply substantially with such NYSE corporate governance standards.

        We comply substantially with all of the NYSE corporate governance standards contained in the NYSE listing requirements, with the exception of the following significant differences:

  •
  In terms of rule 303A.04 of the NYSE listed company manual, a listed company must have a nomination/corporate governance committee composed entirely of independent directors. The terms of reference of the nomination and governance committee provide that the committee is chaired by the chairman of the board, as is required by the JSE Listings Requirements. However, the King III Code provides that the nomination committee should consist of a majority of independent directors and should be chaired by an independent non-executive director. Mrs. TH Nyasulu, who is the chairman of the board, was determined by the board not to be independent and accordingly the committee is comprised of a majority of independent directors and not entirely of independent directors;

  •
  In terms of rule 303A.05 of the NYSE listed company manual a listed company must have a remuneration committee composed entirely of independent directors. The King III Code requires that the remuneration committee must consist of a majority of independent directors and must be chaired by an independent director. The committee is comprised of a majority of independent directors and is chaired by an independent director.

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

Index to Consolidated Financial Statements for the years ended 30 June 2011, 2010 and 2009

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Sasol Limited

        We have audited the accompanying consolidated statements of financial position of Sasol Limited and its subsidiaries as of 30 June 2011, 30 June 2010 and 30 June 2009, and the related consolidated income statements, statements of comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended 30 June 2011. We also have audited Sasol Limited's internal control over financial reporting as of 30 June 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Sasol Limited's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on Sasol Limited's internal control over financial reporting based on our audits.

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

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sasol Limited and its subsidiaries as of 30 June 2011, 30 June 2010 and 30 June 2009, and the results of their operations and their cash flows for each of the years in the three-year period ended 30 June 2011, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, Sasol Limited maintained, in all material respects, effective internal control over financial reporting as of 30 June 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/s/ KPMG Inc.
Registered Auditors

Johannesburg, South Africa

7 October 2011

Sasol Limited Group

Statement of Financial Position

at 30 June

	Note	2011	2011	2010	2009

		Unaudited US$m*	Rm	Rm	Rm
ASSETS
Property, plant and equipment	2	9 783	79 245	72 523	70 370
Assets under construction	3	3 673	29 752	21 018	14 496
Goodwill	4	92	747	738	805
Other intangible assets	5	156	1 265	1 193	1 068
Investments in securities	6	82	664	585	574
Investments in associates	7	379	3 071	3 573	2 170
Post-retirement benefit assets	8	98	792	789	716
Long-term receivables and prepaid expenses	9	189	1 533	1 241	1 456
Long-term financial assets	10	3	21	2	15
Deferred tax assets	22	136	1 101	1 099	1 184

Non-current assets		14 591	118 191	102 761	92 854

Investments in securities	6	—	—	77	77
Assets held for sale	11	7	54	16	86
Inventories	12	2 285	18 512	16 472	14 589
Tax receivable	27	6	49	356	27
Trade receivables	13	2 670	21 628	18 624	15 176
Other receivables and prepaid expenses	14	185	1 497	1 417	1 864
Short-term financial assets	15	3	22	50	520
Cash restricted for use	16	408	3 303	1 841	1 247
Cash	16	1 816	14 716	14 870	19 425

Current assets		7 380	59 781	53 723	53 011

Total assets		21 971	177 972	156 484	145 865

EQUITY AND LIABILITIES
Shareholders' equity		13 290	107 649	94 730	83 835
Non-controlling interests		332	2 691	2 512	2 382

Total equity		13 622	110 340	97 242	86 217

Long-term debt	17	1 772	14 356	14 111	13 615
Long-term financial liabilities	18	13	103	75	143
Long-term provisions	19	1 016	8 233	7 013	5 729
Post-retirement benefit obligations	20	604	4 896	4 495	4 454
Long-term deferred income	21	61	498	273	297
Deferred tax liabilities	22	1 515	12 272	10 406	9 168

Non-current liabilities		4 981	40 358	36 373	33 406

Liabilities in disposal groups held for sale	11	—	—	4	65
Short-term debt	23	198	1 602	1 542	4 762
Short-term financial liabilities	24	17	136	357	354
Short-term provisions	25	341	2 760	2 647	3 592
Short-term deferred income	26	109	885	266	464
Tax payable	27	90	725	550	702
Trade payables and accrued expenses	28	2 064	16 718	13 335	12 921
Other payables	29	523	4 239	4 049	3 302
Bank overdraft	16	26	209	119	80

Current liabilities		3 368	27 274	22 869	26 242

Total equity and liabilities		21 971	177 972	156 484	145 865

*
US dollar information has been presented for the year ended 30 June 2011 on an unaudited basis solely for the convenience of the reader and is computed at the closing rate of R8,10/US dollar, as reported by Thomson Reuters on 30 September 2011.

Sasol Limited Group

Income Statement

for the year ended 30 June

	Note	2011	2011	2010	2009

		Unaudited US$m*	Rm	Rm	Rm
Turnover	30	17 585	142 436	122 256	137 836
Cost of sales and services rendered	31	(11 169)	(90 467)	(79 183)	(88 508)

Gross profit		6 416	51 969	43 073	49 328
Other operating income	32	134	1 088	854	1 021
Marketing and distribution expenditure		(839)	(6 796)	(6 496)	(7 583)
Administrative expenditure		(1 221)	(9 887)	(9 451)	(10 063)
Other operating expenditure		(793)	(6 424)	(4 043)	(8 037)
Other expenses		(668)	(5 408)	(3 036)	(7 871)
Translation losses	33	(125)	(1 016)	(1 007)	(166)

Operating profit	34	3 697	29 950	23 937	24 666
Finance income	38	122	991	1 332	1 790
Share of profit of associates (net of tax)	39	36	292	217	270
Finance expenses	40	(224)	(1 817)	(2 114)	(2 531)

Profit before tax		3 631	29 416	23 372	24 195
Taxation	41	(1 135)	(9 196)	(6 985)	(10 480)

Profit for year		2 496	20 220	16 387	13 715

Attributable to
Owners of Sasol Limited		2 444	19 794	15 941	13 648
Non-controlling interests in subsidiaries		52	426	446	67

		2 496	20 220	16 387	13 715

		US$	Rand	Rand	Rand
Per share information
Basic earnings per share	43	4,07	32,97	26,68	22,90
Diluted earnings per share	43	4,06	32,85	26,54	22,80

*
US dollar information has been presented for the year ended 30 June 2011 on an unaudited basis solely for the convenience of the reader and is computed at the closing rate of R8,10/US dollar, as reported by Thomson Reuters on 30 September 2011.

Sasol Limited Group

Statement of Comprehensive Income

for the year ended 30 June

	Note	2011	2011	2010	2009

		Unaudited US$m*	Rm	Rm	Rm
Profit for year		2 496	20 220	16 387	13 715
Other comprehensive income, net of tax	44	(240)	(1 943)	(777)	(2 881)
Effect of translation of foreign operations	44	(251)	(2 031)	(802)	(2 485)
Effect of cash flow hedges	44	14	111	13	(497)
Investments available-for-sale	44	—	—	4	—
Tax on other comprehensive income	44	(3)	(23)	8	101

Total comprehensive income		2 256	18 277	15 610	10 834

Attributable to
Owners of Sasol Limited		2 204	17 849	15 171	10 796
Non-controlling interests in subsidiaries		52	428	439	38

		2 256	18 277	15 610	10 834

*
US dollar information has been presented for the year ended 30 June 2011 on an unaudited basis solely for the convenience of the reader and is computed at the closing rate of R8,10/US dollar, as reported by Thomson Reuters on 30 September 2011.

Sasol Limited Group

Statement of Changes in Equity

for the year ended 30 June

	Share capital (note 45)	Share- based payment reserve (note 46)	Foreign currency translation reserve (note 47)	Investment fair value reserve	Cash flow hedge accounting reserve	Sasol Inzalo share transaction (note 46)	Share repurchase programme (note 48)	Retained earnings	Shareholders' equity	Non-controlling interests	Total equity	Total equity Unaudited

	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	US$m*
Balance at 30 June 2008	20 176	2 540	3 006	1	221	(16 161)	(10 969)	77 660	76 474	2 521	78 995
Shares issued on implementation of share options	155	—	—	—	—	—	—	—	155	—	155
Shares issued on Sasol Inzalo share transaction	6 927	—	—	—	—	(5 893)	—	—	1 034	—	1 034
Costs on implementation of Sasol Inzalo share transaction	(35)	—	—	—	—	—	—	—	(35)	—	(35)
Cancellation of shares	(198)	—	—	—	—	—	9 442	(9 244)	—	—	—
Repurchase of shares	—	—	—	—	—	—	(1 114)	—	(1 114)	—	(1 114)
Share-based payment expense	—	3 293	—	—	—	—	—	—	3 293	—	3 293
Disposal of businesses (refer note 56)	—	—	414	—	—	—	—	11	425	—	425
Change in shareholding of subsidiaries	—	—	—	—	—	—	—	—	—	406	406
Total comprehensive income for year	—	—	(2 481)	1	(372)	—	—	13 648	10 796	38	10 834
Dividends paid	—	—	—	—	—	—	—	(7 193)	(7 193)	(583)	(7 776)

Balance at 30 June 2009	27 025	5 833	939	2	(151)	(22 054)	(2 641)	74 882	83 835	2 382	86 217
Shares issued on implementation of share options	204	—	—	—	—	—	—	—	204	—	204
Share-based payment expense	—	880	—	—	—	—	—	—	880	—	880
Change in shareholding of subsidiaries	—	—	—	—	—	—	—	—	—	9	9
Total comprehensive income for year	—	—	(802)	3	29	—	—	15 941	15 171	439	15 610
Dividends paid	—	—	—	—	—	—	—	(5 360)	(5 360)	(318)	(5 678)

Balance at 30 June 2010	27 229	6 713	137	5	(122)	(22 054)	(2 641)	85 463	94 730	2 512	97 242	12 005
Shares issued on implementation of share options	430	—	—	—	—	—	—	—	430	—	430	53
Effect of the Ixia Coal transaction (refer note 46.3)	—	(117)	—	—	—	—	—	(53)	(170)	170	—	—
Share-based payment expense	—	1 428	—	—	—	—	—	—	1 428	—	1 428	176
Disposal of businesses (refer note 56)	—	—	(4)	—	—	—	—	—	(4)	—	(4)	—
Total comprehensive income for year	—	—	(2 028)	—	83	—	—	19 794	17 849	428	18 277	2 256
Dividends paid	—	—	—	—	—	—	—	(6 614)	(6 614)	(419)	(7 033)	(868)

Balance at 30 June 2011	27 659	8 024	(1 895)	5	(39)	(22 054)	(2 641)	98 590	107 649	2 691	110 340	13 622

*
US dollar information has been presented for the year ended 30 June 2011 on an unaudited basis solely for the convenience of the reader and is computed at the closing rate of R8,10/US dollar, as reported by Thomson Reuters on 30 September 2011.

Sasol Limited Group

Statement of Cash Flows

for the year ended 30 June

	Note	2011	2011	2010	2009

		Unaudited US$m*	Rm	Rm	Rm
Cash receipts from customers		17 155	138 955	118 129	144 963
Cash paid to suppliers and employees		(12 385)	(100 316)	(90 791)	(96 776)

Cash generated by operating activities	49	4 770	38 639	27 338	48 187
Finance income received	52	170	1 380	1 372	2 264
Finance expenses paid	40	(111)	(898)	(1 781)	(2 168)
Tax paid	27	(826)	(6 691)	(6 040)	(10 252)

Cash available from operating activities		4 003	32 430	20 889	38 031
Dividends paid	53	(816)	(6 614)	(5 360)	(7 193)

Cash retained from operating activities		3 187	25 816	15 529	30 838

Additions to non-current assets		(2 552)	(20 665)	(16 108)	(15 672)
Additions to property, plant and equipment	2	(207)	(1 674)	(2 034)	(2 499)
Additions to assets under construction	3	(2 329)	(18 861)	(14 023)	(13 047)
Additions to other intangible assets	5	(16)	(130)	(51)	(126)
Non-current assets sold	54	21	168	208	697
Acquisition of businesses	55	—	—	—	(30)
Cash acquired on acquisition of businesses	55	—	—	—	19
Acquisition of interests in joint ventures	55	(472)	(3 823)	—	—
Disposal of businesses	56	3	22	—	3 486
Additional investments in associates	7	(11)	(91)	(1 248)	(524)
Purchase of investments		(9)	(71)	(47)	(89)
Proceeds from sale of investments		9	70	14	7
(Increase)/decrease in long-term receivables		(9)	(75)	477	(412)

Cash utilised in investing activities		(3 020)	(24 465)	(16 704)	(12 518)

Share capital issued on implementation of share options		53	430	204	155
Share capital issued on implementation of Sasol Inzalo share transaction		—	—	—	1 034
Costs on implementation of Sasol Inzalo share transaction		—	—	—	(35)
Share repurchase programme		—	—	—	(1 114)
Contributions from non-controlling shareholders		3	27	9	406
Dividends paid to non-controlling shareholders		(52)	(419)	(318)	(583)
Proceeds from long-term debt	17	277	2 247	2 080	5 575
Repayments of long-term debt	17	(210)	(1 702)	(4 647)	(4 820)
Proceeds from short-term debt	23	15	118	170	280
Repayments of short-term debt	23	(51)	(413)	(199)	(2 091)

Cash effect of financing activities		35	288	(2 701)	(1 193)

Translation effects on cash and cash equivalents of foreign operations	47	(52)	(421)	(124)	(870)

Increase/(decrease) in cash and cash equivalents		150	1 218	(4 000)	16 257
Cash and cash equivalents at beginning of year		2 048	16 592	20 592	4 335

Cash and cash equivalents at end of year	16	2 198	17 810	16 592	20 592

*
US dollar information has been presented for the year ended 30 June 2011 on an unaudited basis solely for the convenience of the reader and is computed at the closing rate of R8,10/US dollar, as reported by Thomson Reuters on 30 September 2011.

Sasol Limited Group

Notes to the Financial Statements

A.    ACCOUNTING POLICIES AND FINANCIAL REPORTING TERMS

B.    BUSINESS SEGMENT INFORMATION

C.    OTHER EXPLANATORY NOTES TO THE FINANCIAL STATEMENTS

Sasol Limited Group

Notes to the Financial Statements (Continued)

A.    Accounting policies and financial reporting terms

        Sasol Limited is the holding company of the Sasol group (the group) and is domiciled in the Republic of South Africa. The following principal accounting policies were applied by the group for the financial year ended 30 June 2011. Except as otherwise disclosed, these policies are consistent in all material respects with those applied in previous years.

Financial reporting terms

        These definitions of financial reporting terms are provided to ensure clarity of meaning as certain terms may not always have the same meaning or interpretation in all countries.

Group structures

Associate	An entity, other than a subsidiary or joint venture, in which the group, holding a material long-term interest, has significant influence, but no control or joint control, over financial and operating policies.

Business unit	An operation engaged in providing similar goods or services that are different to those provided by other operations.
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
—Sasol Nitro
—Merisol
—Sasol Infrachem
Classified as 'other businesses' in the segment report:
• Sasol Technology
• Sasol Financing
• Corporate head office functions
• Alternative energy businesses
In the notes to the financial statements, where items classified as "other businesses" or "other chemical businesses" are material, the amounts attributable to these businesses have been specified.

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

Sasol Limited Group

Notes to the Financial Statements (Continued)

A.    Accounting policies and financial reporting terms (Continued)

Business	An integrated set of activities and assets capable of being conducted and managed for the purpose of providing a return in the form of dividends, lower costs or other economic benefits directly to investors or other owners, members or participants

Cash generating unit	The smallest identifiable group of assets which can generate cash inflows independently from other assets or groups of assets.

Commissioning date	The date that an item of property, plant and equipment, whether acquired or constructed, is brought into use.

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

Corporate assets	Assets, other than goodwill, that contribute to the future cash flows of both the cash generating unit under review as well as other cash generating units.

Discontinued operation	An operation that, pursuant to a single plan, has been disposed of or is classified as an operation held for sale.

Sasol Limited Group

Notes to the Financial Statements (Continued)

A.    Accounting policies and financial reporting terms (Continued)

Discount rate	The rate used for purposes of determining discounted cash flows defined as the yield on AAA credit rated bonds (for entities outside South Africa) and relevant South African Government bonds (for South African entities) that have maturity dates approximating the term of the related cash flows. This pre-tax interest rate reflects the current market assessment of the time value of money. To the extent that, in determining the cash flows, the risks specific to the asset or liability are taken into account in determining those cash flows, they are not included in determining the discount rate.

Disposal date	The date on which control in subsidiaries, special purpose entities, joint control in joint ventures and significant influence in associates ceases.

Exploration assets	Capitalised expenditure relating to the exploration for and evaluation of mineral resources (coal, oil and gas).

Fair value	The price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Financial results	Comprise the financial position (assets, liabilities and equity), results of operations (revenue and expenses) and cash flows of an entity and of the group.

Functional currency	The currency of the primary economic environment in which the entity operates.

Long-term	A period longer than twelve months from the reporting date.

Market participants	Buyers and sellers in an open market who are independent, knowledgeable and willing to exchange an asset or settle a liability in an arm's length transaction.

Mineral assets	Capitalised expenditure relating to producing coal, oil and gas properties, including development costs and previously capitalised exploration assets.

Sasol Limited Group

Notes to the Financial Statements (Continued)

A.    Accounting policies and financial reporting terms (Continued)

Other comprehensive income	Comprises items of income and expense (including reclassification adjustments) that are not recognised in the income statement and includes the effect of translation of foreign operations, cash flow hedges, available-for-sale financial assets and changes in revaluation reserves.

Presentation currency	The currency in which financial results of an entity are presented.

Qualifying asset	An asset that necessarily takes a substantial period (normally in excess of twelve months) of time to get ready for its intended use.

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

Sasol Limited Group

Notes to the Financial Statements (Continued)

A.    Accounting policies and financial reporting terms (Continued)

Financial instrument terms

Available-for-sale financial asset
A financial asset that has been designated as available-for-sale or a financial asset other than those classified as loans and receivables, financial assets at fair value through profit or loss, held-to-maturity investments or derivative instruments.

An investment intended to be held for an indefinite period of time, which may be sold in response to needs for liquidity or changes in interest rates, is classified as a non-current available-for-sale financial asset.

Cash and cash equivalents	Comprise cash on hand, restricted cash, demand deposits and other short-term highly liquid investments with a maturity period of three months or less at date of purchase.

Cash flow hedge	A hedge of the exposure to variability in cash flows that is attributable to a particular risk associated with a recognised asset or liability or a forecasted transaction.

Derivative instrument	A financial instrument:
• whose value changes in response to movements in a specified interest rate, commodity price, foreign exchange rate or similar variable;
• that requires minimal initial net investment; and
• whose terms require or permit settlement at a future date.

Effective interest rate	The derived rate that discounts the expected future cash flows to the current net carrying amount of the financial asset or financial liability.

Equity instrument	Any financial instrument (including investments) that evidences a residual interest in the assets of an enterprise after deducting all of its liabilities.

Financial asset	Cash or cash equivalents, a contractual right to receive cash, an equity instrument or a contractual right to exchange a financial instrument under favourable conditions.

Financial liability	A contractual obligation to pay cash or transfer other benefits or an obligation to exchange a financial instrument under unfavourable conditions. This includes debt.

Sasol Limited Group

Notes to the Financial Statements (Continued)

A.    Accounting policies and financial reporting terms (Continued)

Financial guarantee	A contract that requires the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due in accordance with the original or modified terms of the debt instrument.

Financial assets at fair value through profit or loss	A financial asset with no fixed or determinable repayments, that the group manages based on its fair value at each reporting period.

Held-to-maturity investment	A financial asset with a fixed maturity and fixed or determinable future payments, that management has the positive intent and ability to hold to maturity.
Such a financial asset is classified as a non-current asset, except when it has a maturity within twelve months from the reporting date, in which case it is classified as a current asset.

Loans and receivables	A financial asset with fixed or determinable repayments that are not quoted in an active market, other than:
• a derivative instrument;
• financial assets at fair value through profit or loss; or
• an available-for-sale financial asset.

Monetary asset	An asset which will be settled in a fixed or determinable amount of money.

Monetary liability	A liability which will be settled in a fixed or determinable amount of money.

Restricted cash	Cash and cash equivalent balances which are not available for general use by the group, including amounts held in escrow, trust or other separate bank accounts.

Transaction date	The date an entity commits itself to purchase or sell a financial instrument.

Statement of compliance

        The consolidated financial statements are prepared in compliance with International Financial Reporting Standards (IFRS) and Interpretations of those standards, as issued by the International Accounting Standards Board, the AC500 Standards as issued by the Accounting Practices Board or its successor and the South African Companies Act, 2008, as amended. The consolidated financial

Sasol Limited Group

Notes to the Financial Statements (Continued)

A.    Accounting policies and financial reporting terms (Continued)

statements were approved for issue by the board of directors on 9 September 2011 and are subject to approval by the Annual General Meeting of shareholders on 25 November 2011.

        During the current financial year, the following accounting standards, interpretations and amendments to published accounting standards were adopted:

  •
  IFRS 2 (Amendments), Group Cash-settled Share-based Payment Transactions; and

  •
  Various Improvements to IFRSs.

        The following accounting standards, interpretations and amendments to published accounting standards were adopted prior to their effective dates:

  •
  IFRS 7 (Amendment), Financial Instruments: Disclosures—Transfer of Financial Assets;

  •
  IFRS 13, Fair Value Measurement;

  •
  IAS 12 (Amendments), Taxation: Deferred Tax: Recovery of Underlying Assets;

  •
  IAS 1 (Amendments), Financial Statement Presentation: Presentation of Items of Other Comprehensive Income;

  •
  IAS 1 (Amendments), Financial Statement Presentation: Severe Hyperinflation; and

  •
  Various Improvements to IFRSs.

        These newly adopted standards did not significantly impact our financial results.

        The following accounting standards, interpretations and amendments to published accounting standards which are relevant to Sasol but not yet effective, have not been adopted in the current year:

  •
  IFRS 9, Financial Instruments;

  •
  IFRS 10, Consolidated Financial Statements;

  •
  IFRS 11, Joint Arrangements;

  •
  IFRS 12, Disclosure of Interests in Other Entities;

  •
  IAS 27 (Amendments), Separate Financial Statements;

  •
  IAS 28 (Amendments), Investments in Associates and Joint Ventures; and

  •
  IAS 19 (Amendments), Employee Benefits.

Principal accounting policies

1.     Basis of preparation of financial results

        The consolidated financial statements are prepared using the historic cost convention except that, as set out in the accounting policies below, certain items, including derivative instruments, liabilities for cash-settled share-based payment schemes, financial assets at fair value through profit or loss and available-for-sale financial assets, are stated at fair value.

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

        Under this method, investments in associates are recognised initially at cost. Subsequent to the acquisition date, the group's share of profits or losses of associates is charged to the income statement as equity accounted earnings and its share of movements in equity reserves is recognised as other comprehensive income. All cumulative post-acquisition movements in the equity of associates are adjusted against the cost of the investment. When the group's share of losses in associates equals or exceeds its interest in those associates, the carrying amount of the investment is reduced to zero, and the group does not recognise further losses, unless the group has incurred a legal or constructive obligation or made payments on behalf of those associates.

        Goodwill relating to associates forms part of the carrying amount of those associates.

        The total carrying amount of each associate is evaluated annually, as a single asset, for impairment or when conditions indicate that a decline in fair value below the carrying amount is other than temporary. If impaired, the carrying amount of the group's share of the underlying assets of associates is written down to its estimated recoverable amount in accordance with the accounting policy on

Sasol Limited Group

Notes to the Financial Statements (Continued)

A.    Accounting policies and financial reporting terms (Continued)

impairment and charged to the income statement. A previously recognised impairment loss will be reversed, insofar as estimates change as a result of an event occurring after the impairment loss was recognised.

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

        Monetary assets and liabilities are translated into the functional currency of the entity at the rate of exchange ruling at the reporting date. Foreign exchange gains and losses resulting from the translation and settlement of monetary assets and liabilities are recognised in the income statement, except when they relate to cash flow hedging activities in which case these gains and losses are recognised as other comprehensive income and are included in the cash flow hedge accounting reserve.

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

        On disposal of all of the operation, the proportionate share of the related cumulative gains and losses previously recognised in the foreign currency translation reserve through the statement of comprehensive income are included in determining the profit or loss on disposal of that operation recognised in the income statement as part of the gain or loss on the disposal. When the group

Sasol Limited Group

Notes to the Financial Statements (Continued)

A.    Accounting policies and financial reporting terms (Continued)

disposes of only part of its interest in a subsidiary that includes a foreign operation while retaining control, the relevant portion of the cumulative foreign currency translation reserve is reattributed to non-controlling interests. When the group disposes of only part of its investment in an associate or joint venture that includes a foreign operation while retaining significant influence or joint control, the relevant portion of the cumulative foreign currency translation reserve is reclassified to the income statement.

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

        Property, plant and equipment, other than mineral assets, is depreciated to its estimated residual value on a straight-line basis over its expected useful life. Mineral assets are depreciated in accordance with the policy set out below on exploration, evaluation and development. The depreciation methods, estimated remaining useful lives and residual values are reviewed at least annually. The depreciation rates applied are provided in note 2.

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

5.     Exploration, evaluation and development

        Oil and gas    The successful efforts method is used to account for natural oil and gas exploration, evaluation and development activities.

        Expenditures relating to dry exploratory wells and the costs of carrying and retaining undeveloped properties are charged to the income statement.

        On completion of an exploratory well or exploratory-type stratigraphic test well, the entity will be able to determine if it has found oil or gas reserves. The classification of a discovery as proved reserves depends on whether development of the property is economically feasible and any major capital

Sasol Limited Group

Notes to the Financial Statements (Continued)

A.    Accounting policies and financial reporting terms (Continued)

expenditure to develop the property as a result of sufficient quantities of additional proved oil and gas reserves being identified is justifiable and approved.

        Oil and gas reserves are classified as proved when, upon analysis of geological and engineering data, it is determined with reasonable certainty that these reserves could be recoverable in the future under existing economic and operating conditions.

        The cost of exploratory wells through which potential oil and gas reserves have been discovered are capitalised as exploration assets in assets under construction. These costs remain capitalised pending the evaluation of results and the determination of whether proved oil and gas reserves have been found. At each reporting date, exploration assets are assessed for impairment. The following conditions must be met for these costs to remain capitalised:

  •
  It has been determined that sufficient oil and gas reserves exist which are economically viable based on a range of technical and commercial considerations to justify the capital expenditure required for the completion of the well as a producing well, either individually or in conjunction with other wells; and

  •
  Sufficient progress is being made in assessing the oil and gas reserves, including assessing the economic and operating viability with regards to developing the property.

        Progress in this regard is reassessed at each reporting date and is subject to technical, commercial and management review to ensure sufficient justification for capitalising such qualifying exploration and evaluation expenditure as an asset. If both of the above conditions are not met or if information is obtained that raises substantial doubt about the economic or operating viability, the costs are charged to the income statement.

        Exploratory wells and exploratory-type stratigraphic test wells can remain suspended on the statement of financial position for several years while additional activity including studies, appraisal, drilling and/or seismic work on the potential oil and gas field is performed or while the optimum development plans and timing are established in the absence of impairment indicators.

        Expenditure incurred to drill and equip development wells on proved properties are capitalised as mineral assets in property, plant and equipment.

        Depreciation of mineral assets on producing oil and gas properties is based on the units-of-production method calculated using estimated proved developed oil and gas reserves. Depreciation of property acquisition costs, capitalised as part of mineral assets in property, plant and equipment, is based on the units-of-production method calculated using estimated proved oil and gas reserves.

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

        On acquisition date, fair values are attributed to the identifiable assets, liabilities and contingent liabilities. A non-controlling interest at acquisition date is measured at fair value or at its proportionate interest in the fair value of the net identifiable assets of the entity acquired on a transaction by transaction basis, including that component of the non-controlling interest which has a present ownership interest.

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

        The consideration transferred is the fair value of the group's contribution to the business combination in the form of assets transferred, shares issued, liabilities assumed or contingent consideration at the acquisition date. Any contingent consideration payable is recognised at fair value at the acquisition date. If the contingent consideration is classified as equity, it is not remeasured and settlement is accounted for within equity. Otherwise subsequent changes to the fair value of the contingent consideration are recognised in the income statement. Transaction costs directly attributable to the acquisition are charged to the income statement.

        On acquisition date, goodwill is recognised when the consideration transferred and the recognised amount of non-controlling interests exceeds the fair value of the net identifiable assets of the entity acquired. Acquisitions of non-controlling interests are accounted for as transactions with owners in their capacity as owners and therefore no goodwill is recognised as a result of these transactions. The adjustments to non-controlling interest are based on a proportionate amount of the net assets of the subsidiary. Goodwill is tested at each reporting date for impairment.

Sasol Limited Group

Notes to the Financial Statements (Continued)

A.    Accounting policies and financial reporting terms (Continued)

        To the extent that the fair value of the net identifiable assets of the entity acquired exceeds the consideration transferred and the recognised amount of non-controlling interests, the excess, or bargain purchase gain, is recognised in the income statement on acquisition date.

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

        Intangible assets with finite useful lives are amortised on a straight-line basis over their estimated useful lives. The amortisation methods and estimated remaining useful lives are reviewed at least annually. Amortisation rates applied are provided in note 5.

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

        No depreciation or amortisation is provided on non-current assets from the date they are classified as held for sale. In addition, equity accounting of equity-accounted investees ceases once classified as held for sale or distribution.

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

10.   Financial assets

        The group classifies its financial assets into the following categories:

  •
  held-to-maturity financial assets;

  •
  loans and receivables;

  •
  available-for-sale financial assets;

  •
  financial assets at fair value through profit or loss; and

  •
  derivative instruments (set out below).

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

        Financial assets held for trading are classified at fair value through profit or loss. The group manages these investments and makes purchase and sale decisions based on their fair value. Attributable transaction costs are recognised in the income statement as incurred. Financial assets at fair value through profit or loss are stated initially at transaction date at fair value and changes therein are recognised in the income statement.

        Financial assets are recognised on transaction date when the group becomes a party to the contracts and thus obtains rights to receive economic benefits and are derecognised when these rights expire or are transferred.

        Financial assets, with the exception of those held at fair value through profit or loss, are stated initially on transaction date at fair value including transaction costs. Held-to-maturity financial assets and loans and receivables are subsequently stated at amortised cost using the effective interest rate method, less impairment losses. Available-for-sale financial assets are subsequently stated at fair value at the reporting date.

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

        Where a derivative instrument is designated as a cash flow hedge of an asset, liability or highly probable forecast transaction that could affect the income statement, the effective part of any gain or loss arising on the derivative instrument is recognised as other comprehensive income and is classified as a cash flow hedge accounting reserve until the underlying transaction occurs. The ineffective part of any gain or loss is recognised in the income statement. If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively.

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

        The cash-settled schemes allow certain senior employees the right to participate in the performance of the Sasol Limited share price, in return for services rendered, through the payment of cash incentives which are based on the market price of the Sasol Limited share. These rights are recognised as a liability at fair value, at each reporting date, in the statement of financial position until the date of settlement. The fair value of these rights is determined at each reporting date and the unrecognised cost amortised to the income statement as employee costs over the period that the employees provide services to the company.

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

        Whilst Sasol Petroleum International (SPI), like SSI, does not meet the quantitative criteria for disclosure as a separate segment, it is expected to become a significant contributor to the group's performance in future years as the upstream supplier of resources for the group's GTL and coal-to-liquids (CTL) activities.

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

        SSI is currently involved in the establishment of two GTL production facilities in Qatar and Nigeria and is conducting feasibility studies for both GTL and CTL facilities at various other locations around the world, including Canada, US, Uzbekistan and India.

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

Sasol Petroleum International (SPI)

        SPI develops and manages upstream interests in oil and gas exploration and production in Mozambique, South Africa, Canada, Gabon, Papua New Guinea, Australia and Nigeria. It produces gas from Mozambique's Temane and Pande fields, shale gas from the Farrell Creek and Cypress A assets in Canada and oil in Gabon through its share in the offshore Etame and Ebouri fields.

        SPI sells natural gas under long-term contracts to Sasol Gas and external customers and oil to customers under long-term contracts at a price determinable from the agreements and to the open market. Turnover is recognised at the intake flange of the customer where it is metered, which is the point at which the title and risks and rewards of ownership passes to the customer, and where prices are determinable and collectability is reasonably assured.

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

Sasol Limited Group
Notes to the Financial Statements (Continued)

B.    Business segment information

	Property, plant and equipment, assets under construction and other intangible assets			Other non-current assets*#			Current assets*			Total consolidated assets*#			Non-current liabilities*			Current liabilities*			Total consolidated liabilities*

	2011	2010	2009	2011	2010	2009	2011	2010	2009	2011	2010	2009	2011	2010	2009	2011	2010	2009	2011	2010	2009

	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm
South African energy cluster	51 058	43 351	36 629	582	582	580	16 547	14 569	12 569	68 187	58 502	49 778	11 436	9 857	8 233	10 061	8 014	7 520	21 497	17 871	15 753
Mining	7 671	6 024	4 930	455	427	417	970	1 037	600	9 096	7 488	5 947	1 875	1 060	844	1 084	890	792	2 959	1 950	1 636
Gas	4 999	4 857	5 934	2	2	3	546	525	446	5 547	5 384	6 383	2 200	2 199	2 194	524	410	373	2 724	2 609	2 567
Synfuels	32 253	27 002	20 659	30	56	66	2 570	2 239	2 483	34 853	29 297	23 208	4 525	3 935	2 837	1 814	1 996	1 372	6 339	5 931	4 209
Oil	6 046	5 393	5 031	95	97	94	12 456	10 766	9 031	18 597	16 256	14 156	2 836	2 663	2 358	6 639	4 718	4 983	9 475	7 381	7 341
Other	89	75	75	—	—	—	5	2	9	94	77	84	—	—	—	—	—	—	—	—	—
International energy cluster	15 665	10 672	10 000	2 382	2 724	1 510	5 509	2 261	2 569	23 556	15 657	14 079	918	1 173	1 292	3 223	2 090	3 141	4 141	3 263	4 433
Synfuels International	5 070	5 485	5 091	2 382	2 724	1 510	2 076	1 778	2 066	9 528	9 987	8 667	206	393	366	1 841	1 788	2 645	2 047	2 181	3 011
Petroleum International	10 595	5 187	4 909	—	—	—	3 433	483	503	14 028	5 670	5 412	712	780	926	1 382	302	496	2 094	1 082	1 422
Chemical cluster	40 542	38 200	36 810	2 840	2 785	3 543	27 312	23 334	20 059	70 694	64 319	60 412	6 787	6 800	6 790	8 794	8 832	8 274	15 581	15 632	15 064
Polymers	16 387	17 413	18 113	1 573	1 598	1 632	7 360	5 836	4 729	25 320	24 847	24 474	1 854	2 343	2 378	1 297	2 112	2 062	3 151	4 455	4 440
Solvents	9 466	9 355	9 294	355	331	404	5 316	5 347	4 223	15 137	15 033	13 921	1 098	851	651	1 203	1 169	1 148	2 301	2 020	1 799
Olefins & Surfactants	6 142	5 260	5 321	336	257	846	10 241	7 772	7 038	16 719	13 289	13 205	2 046	1 869	1 948	4 375	3 500	2 891	6 421	5 369	4 839
Other chemical businesses	8 547	6 172	4 082	576	599	661	4 395	4 379	4 069	13 518	11 150	8 812	1 789	1 737	1 813	1 919	2 051	2 173	3 708	3 788	3 986
Other businesses	2 997	2 511	2 495	232	48	103	10 364	13 203	17 787	13 593	15 762	20 385	8 945	8 137	7 923	4 471	3 383	6 605	13 416	11 520	14 528

Total	110 262	94 734	85 934	6 036	6 139	5 736	59 732	53 367	52 984	176 030	154 240	144 654	28 086	25 967	24 238	26 549	22 319	25 540	54 635	48 286	49 778

*
Excludes tax and deferred tax.

#
Excludes post-retirement benefit assets.

Sasol Limited Group
Notes to the Financial Statements (Continued)

B.    Business segment information (Continued)

	External turnover			Intersegment turnover			Total turnover			Translation (losses)/ gains			Effect of remeasurement items (before tax)(refer note 42)			Operating profit/(losses)			Attributable to owners of Sasol Limited

	2011	2010	2009	2011	2010	2009	2011	2010	2009	2011	2010	2009	2011	2010	2009	2011	2010	2009	2011	2010	2009

	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm
South African energy cluster	60 672	53 493	58 167	46 188	42 045	45 191	106 860	95 538	103 358	(473)	(202)	(48)	223	69	141	19 947	17 808	28 684	12 505	11 493	19 628
Mining	2 029	1 696	2 885	7 117	6 167	5 412	9 146	7 863	8 297	(27)	(2)	7	3	1	3	1 063	815	1 593	312	567	1 163
Gas	3 170	2 986	2 829	2 275	2 385	2 837	5 445	5 371	5 666	3	(16)	(31)	6	—	4	2 578	2 479	2 424	1 326	1 402	1 344
Synfuels	1 208	879	1 367	36 277	33 014	36 334	37 485	33 893	37 701	(81)	(136)	(152)	197	58	137	15 188	13 175	25 188	10 431	8 907	17 643
Oil	54 265	47 932	51 086	519	479	608	54 784	48 411	51 694	(368)	(48)	130	17	10	(3)	1 180	1 364	(351)	498	642	(353)
Other	—	—	—	—	—	—	—	—	—	—	—	(2)	—	—	—	(62)	(25)	(170)	(62)	(25)	(169)
International energy cluster	4 926	3 198	4 183	946	769	983	5 872	3 967	5 166	187	28	194	568	112	795	1 587	468	880	1 068	451	(153)
Synfuels International	3 715	2 282	3 027	—	—	—	3 715	2 282	3 027	142	33	(13)	126	4	777	1 205	131	(235)	1 146	504	(505)
Petroleum International	1 211	916	1 156	946	769	983	2 157	1 685	2 139	45	(5)	207	442	108	18	382	337	1 115	(78)	(53)	352
Chemical cluster	76 811	65 386	75 315	6 043	6 191	6 598	82 854	71 577	81 913	(509)	(672)	190	(402)	(251)	510	8 712	5 496	(2 244)	7 120	4 476	(2 773)
Polymers	16 985	14 236	15 326	97	85	199	17 082	14 321	15 525	(129)	(553)	44	46	14	(1)	1 579	958	946	1 847	844	1 016
Solvents	16 156	14 425	16 317	1 124	1 340	1 798	17 280	15 765	18 115	(293)	(132)	1	63	58	158	1 655	1 154	495	1 214	889	191
Olefins & Surfactants	31 116	24 774	28 867	599	509	667	31 715	25 283	29 534	(17)	37	84	(500)	(344)	106	4 161	2 492	(160)	3 479	2 248	(143)
Other	12 554	11 951	14 805	4 223	4 257	3 934	16 777	16 208	18 739	(70)	(24)	61	(11)	21	247	1 317	892	(3 525)	580	495	(3 837)
Other businesses	27	179	171	6 016	5 241	5 038	6 043	5 420	5 209	(221)	(161)	(502)	37	24	23	(296)	165	(2 654)	(899)	(479)	(3 054)

Total	142 436	122 256	137 836	59 193	54 246	57 810	201 629	176 502	195 646	(1 016)	(1 007)	(166)	426	(46)	1 469	29 950	23 937	24 666	19 794	15 941	13 648

Sasol Limited Group
Notes to the Financial Statements (Continued)

B.    Business segment information (Continued)

	Cash flow information									Capital commitments
	Cash flow from operations (refer note 50)			Depreciation and amortisation			Additions to non-current assets			Property, plant and equipment			Other intangible assets			Number of employees

	2011	2010	2009	2011	2010	2009	2011	2010	2009	2011	2010	2009	2011	2010	2009	2011	2010	2009

	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	number	number	number
South African energy cluster	26 015	22 166	32 784	(3 510)	(3 015)	(2 289)	11 331	10 850	8 758	27 561	29 630	18 402	19	17	46	14 909	15 091	14 556
Mining	2 616	1 727	2 437	(716)	(649)	(619)	2 252	1 699	1 427	6 113	7 507	4 107	6	—	16	7 425	7 453	7 178
Gas	2 875	2 793	2 778	(278)	(322)	(310)	402	363	834	1 994	567	724	13	15	26	273	269	262
Synfuels	17 691	15 754	27 346	(1 886)	(1 445)	(816)	7 374	7 843	5 144	17 036	19 438	11 732	—	2	4	5 376	5 362	5 109
Oil	2 895	1 917	393	(630)	(599)	(544)	1 303	945	1 278	2 418	2 118	1 839	—	—	—	1 835	2 007	2 007
Other	(62)	(25)	(170)	—	—	—	—	—	75	—	—	—	—	—	—	—	—	—
International energy cluster	2 840	515	2 453	(741)	(699)	(706)	2 890	1 504	2 432	5 657	2 931	3 105	17	15	7	828	724	650
Synfuels International	1 681	(349)	1 113	(325)	(316)	(386)	380	721	657	384	695	798	6	2	2	514	449	413
Petroleum International	1 159	864	1 340	(416)	(383)	(320)	2 510	783	1 775	5 273	2 236	2 307	11	13	5	314	275	237
Chemical cluster	11 607	7 937	2 545	(2 749)	(2 648)	(2 993)	5 502	3 349	3 397	12 442	12 872	3 099	47	175	24	11 475	11 712	12 339
Polymers	2 766	2 056	2 211	(1 026)	(1 016)	(1 205)	921	335	668	1 324	1 914	504	2	—	12	2 013	2 166	2 216
Solvents	2 429	1 894	1 348	(636)	(553)	(546)	737	840	666	272	474	706	6	72	9	1 509	1 676	1 762
Olefins & Surfactants	4 446	2 746	1 020	(629)	(720)	(854)	992	730	862	2 775	886	604	33	79	3	2 886	2 824	2 936
Other	1 966	1 241	(2 034)	(458)	(359)	(388)	2 852	1 444	1 201	8 071	9 598	1 285	6	24	—	5 067	5 046	5 425
Other businesses	556	144	(588)	(400)	(350)	(257)	942	405	1 085	2 336	791	519	242	66	107	6 496	5 527	5 619

Total	41 018	30 762	37 194	(7 400)	(6 712)	(6 245)	20 665	16 108	15 672	47 996	46 224	25 125	325	273	184	33 708	33 054	33 164

Sasol Limited Group
Notes to the Financial Statements (Continued)

B.    Business segment information (Continued)

Geographic information

	Total turnover			External turnover			Operating profit/(loss)			Total consolidated assets*#			Additions to non-current assets (by location of assets)			Capital commitments of non-current assets

	2011	2010	2009	2011	2010	2009	2011	2010	2009	2011	2010	2009	2011	2010	2009	2011	2010	2009

	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm
South Africa	127 632	115 425	125 417	69 930	62 014	68 561	20 316	18 143	25 727	112 353	101 953	93 739	16 463	13 702	11 674	39 750	42 392	21 495
Rest of Africa	6 527	5 653	7 144	6 498	5 613	7 121	(249)	407	(288)	9 925	9 823	8 423	1 120	750	1 790	1 396	2 071	2 144
Mozambique	341	271	282	312	233	259	(337)	186	92	6 226	5 766	5 300	872	620	1 334	1 139	1 754	1 856
Nigeria	621	429	556	621	427	556	(233)	2	(717)	2 647	3 029	1 947	2	4	—	55	147	153
Rest of Africa	5 565	4 953	6 306	5 565	4 953	6 306	321	219	337	1 052	1 028	1 176	246	126	456	202	170	135
Europe	33 860	27 620	31 901	32 977	26 978	31 230	5 437	3 553	(3 050)	22 249	17 462	17 801	901	935	1 158	705	985	974
Germany	8 673	7 649	8 824	7 809	7 022	8 183	1 312	773	(3 504)	9 343	7 744	7 969	661	776	795	479	538	785
Italy	4 230	2 724	3 567	4 225	2 719	3 563	423	283	(155)	4 509	2 997	2 282	223	122	239	190	115	71
Rest of Europe	20 957	17 247	19 510	20 943	17 237	19 484	3 702	2 497	609	8 397	6 721	7 550	17	37	124	36	332	118
North America	14 669	13 093	14 727	14 274	13 047	14 692	1 763	1 060	329	14 426	6 843	6 615	1 722	323	439	6 149	592	301
United States of America	13 203	11 692	13 549	12 808	11 650	13 514	1 658	880	258	6 260	6 498	6 459	480	323	439	2 270	592	301
Canada	70	—	—	70	—	—	(91)	—	—	8 035	—	—	1 242	—	—	3 879	—	—
Rest of North America	1 396	1 401	1 178	1 396	1 397	1 178	196	180	71	131	345	156	—	—	—	—	—	—
South America	2 024	1 443	2 211	2 024	1 445	2 211	194	113	668	359	302	192	—	—	—	—	—	—
Southeast Asia and Australasia	3 995	3 066	3 532	3 917	3 022	3 414	86	218	186	2 069	2 246	1 924	186	75	22	38	170	190
Middle East and India	7 075	5 450	5 838	7 066	5 451	5 818	1 858	537	1 409	12 853	14 642	14 363	262	321	566	283	283	199
Iran	981	795	1 934	981	796	1 934	464	252	1 080	6 581	7 521	7 541	100	70	263	69	42	104
Qatar	146	13	27	146	13	26	37	(684)	(223)	4 516	5 239	5 544	160	248	301	214	241	95
Rest of Middle East and India	5 948	4 642	3 877	5 939	4 642	3 858	1 357	969	552	1 756	1 882	1 278	2	3	2	—	—	—
Far East	5 847	4 752	4 876	5 750	4 686	4 789	545	(94)	(315)	1 796	1 758	1 597	11	2	23	—	4	6

	201 629	176 502	195 646	142 436	122 256	137 836	29 950	23 937	24 666	176 030	155 029	144 654	20 665	16 108	15 672	48 321	46 497	25 309

*
Excludes tax and deferred tax.

#
Excludes post-retirement benefit assets.

Sasol Limited Group

Notes to the Financial Statements (Continued)

C.    Other explanatory notes to the financial statements

Accounting standards not yet effective

Note
Accounting standards not yet effective	1

1      Accounting standards not yet effective

        The following accounting standards, interpretations and amendments to published accounting standards which are relevant to the group but not yet effective, have not been adopted in the current year:

IFRS 9, Financial Instruments

        IFRS 9 introduced new requirements for classifying and measuring financial assets and liabilities. As the scope of the standard will be further expanded to include impairment of assets and hedge accounting, we will review the effects of a comprehensive standard on financial instruments and consider adoption when appropriate. The effective date for adoption of this standard is for periods commencing on or after 1 January 2013 with earlier adoption permitted.

IFRS 10, Consolidated Financial Statements*

        This standard defines the principle of control and establishes control as the basis for determining which entities are included in the consolidated financial statements. This standard will not have a significant impact on the financial statements of the group as we apply the criteria for establishing control as defined in IFRS 10, Consolidated Financial Statements.

*
The new suite of standards is effective for annual periods beginning on or after 1 January 2013. Early adoption is permitted provided that the entire suite is adopted at the same time.

IFRS 11, Joint Arrangements*

        This standard establishes the principles for financial reporting by parties to a joint arrangement depending upon the rights and obligations established under the joint arrangement. We are currently evaluating the impact on the financial statements of the group as the results of Sasol's joint ventures are currently proportionately consolidated on a line-by-line basis (refer note 63) and will consider adoption when appropriate.

IFRS 12, Disclosure of Interests in Other Entities*

        The standard requires an entity to disclose information that enables users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities; and the effects of those interests on its financial position, financial performance and cash flows. We are currently reviewing the effects of the standard in conjunction with IFRS 11, Joint Arrangements, and will consider adoption when appropriate.

IAS 27 (Amendment), Separate Financial Statements*

        Following the introduction of IFRS 10, Consolidated Financial Statements, this standard was also amended. We are currently reviewing the effects of the standard in conjunction with IFRS 11, Joint Arrangements, and will consider adoption when appropriate.

Sasol Limited Group

Notes to the Financial Statements (Continued)

1      Accounting standards not yet effective (Continued)

IAS 28 (Amendment), Investments in Associates and Joint Ventures*

        Following the introduction of IFRS 11, Joint Arrangements, this standard was also amended to take into account the changes in accounting for joint arrangements whereby joint ventures are equity accounted. We are currently reviewing the effects of the standard in conjunction with IFRS 11, Joint Arrangements, and will consider adoption when appropriate.

IAS 19 (Amendment), Employee Benefits

        The standard was amended by eliminating an option to defer the recognition of gains and losses known as the 'corridor method' and streamlining the presentation of changes in assets and liabilities arising from defined benefit plans, including requiring remeasurements to be presented in other comprehensive income (OCI). We are currently reviewing the effects of the standard as we currently apply the corridor method (refer note 20) and will consider adoption when appropriate. The effective date for adoption of this standard is for periods commencing on or after 1 January 2013 with earlier adoption permitted.

Non-current assets

	Note	2011	2010	2009

		Rm	Rm	Rm
Property, plant and equipment	2	79 245	72 523	70 370
Assets under construction	3	29 752	21 018	14 496
Goodwill	4	747	738	805
Other intangible assets	5	1 265	1 193	1 068
Investments in securities	6	664	585	574
Investments in associates	7	3 071	3 573	2 170
Post-retirement benefit assets	8	792	789	716
Long-term receivables and prepaid expenses	9	1 533	1 241	1 456
Long-term financial assets	10	21	2	15
Deferred tax assets	22	1 101	1 099	1 184

		118 191	102 761	92 854

Sasol Limited Group

Notes to the Financial Statements (Continued)

2      Property, plant and equipment

	Note	2011	2010	2009

		Rm	Rm	Rm
Cost
Balance at beginning of year		134 174	129 560	123 526
Acquisition of businesses	55	—	—	17
Acquisition of interests in joint ventures	55	709	—	—
Additions		1 883	2 132	2 742
to sustain existing operations		1 662	1 707	2 223
to expand operations		221	425	519
Transfer from assets under construction	3	12 480	7 088	9 347
Net transfer from/(to) other intangible assets	5	—	1	(3)
Transfer from/(to) inventories		10	(3)	(62)
Reclassification to held for sale		(5)	—	(618)
Translation of foreign operations	47	(1 939)	(2 873)	(3 923)
Disposal of businesses		(18)	(6)	(1)
Disposals and scrapping		(2 547)	(1 725)	(1 465)

Balance at end of year		144 747	134 174	129 560

Comprising
Land		1 127	1 072	1 075
Buildings and improvements		7 048	6 936	6 859
Retail convenience centres		1 421	1 342	1 263
Plant, equipment and vehicles		120 333	111 176	107 329
Mineral assets		14 818	13 648	13 034

		144 747	134 174	129 560

Accumulated depreciation and impairment
Balance at beginning of year		61 651	59 190	57 253
Current year charge	34	7 165	6 509	6 059
Impairment of property, plant and equipment	42	49	47	294
Reversal of impairment of property, plant and equipment	42	(529)	(348)	—
Net transfer from/(to) other intangible assets	5	—	23	(2)
Transfer from/(to) inventories		6	—	(19)
Reclassification to held for sale		(12)	—	(596)
Translation of foreign operations	47	(567)	(2 221)	(2 509)
Disposal of businesses		(8)	(5)	(1)
Disposals and scrapping		(2 253)	(1 544)	(1 289)

Balance at end of year		65 502	61 651	59 190

Sasol Limited Group

Notes to the Financial Statements (Continued)

2      Property, plant and equipment (Continued)

	2011	2010	2009

	Rm	Rm	Rm
Comprising
Land	207	199	224
Buildings and improvements	3 398	3 264	3 317
Retail convenience centres	412	338	280
Plant, equipment and vehicles	54 373	51 465	49 774
Mineral assets	7 112	6 385	5 595

	65 502	61 651	59 190

Carrying value
Land	920	873	851
Buildings and improvements	3 650	3 672	3 542
Retail convenience centres	1 009	1 004	983
Plant, equipment and vehicles	65 960	59 711	57 555
Mineral assets	7 706	7 263	7 439

Balance at end of year	79 245	72 523	70 370

Business segmentation
South African energy cluster	36 064	28 605	27 314
Mining	4 922	4 744	4 672
Gas	4 425	3 718	5 049
Synfuels	21 986	15 644	13 361
Oil	4 642	4 424	4 157
Other SA Energy	89	75	75
International energy cluster	7 438	7 541	7 909
Synfuels International	3 967	4 584	4 698
Petroleum International	3 471	2 957	3 211
Chemical cluster	33 863	34 414	33 625
Polymers	15 180	16 775	17 465
Solvents	8 920	8 608	8 467
Olefins & Surfactants	5 280	4 582	4 632
Other	4 483	4 449	3 061
Other businesses	1 880	1 963	1 522

Total operations	79 245	72 523	70 370

Sasol Limited Group

Notes to the Financial Statements (Continued)

2      Property, plant and equipment (Continued)

	Land	Buildings and improvements	Retail convenience centres	Plant, equipment and vehicles	Mineral assets	Total

	Rm	Rm	Rm	Rm	Rm	Rm
Cost
Balance at 30 June 2010	1 072	6 936	1 342	111 176	13 648	134 174
Acquisition of interests in joint ventures	—	—	—	201	508	709
Additions	23	32	68	1 040	720	1 883
to sustain existing operations	20	31	—	907	704	1 662
to expand operations	3	1	68	133	16	221
Reclassification of property, plant and equipment	4	38	—	(45)	3	—
Transfer from assets under construction	—	225	19	11 855	381	12 480
Transfer to inventories	—	—	—	10	—	10
Reclassification (to)/from held for sale	17	(3)	—	(19)	—	(5)
Translation of foreign operations	11	(148)	(1)	(1 655)	(146)	(1 939)
Disposal of businesses	—	(3)	—	(15)	—	(18)
Disposals and scrapping	—	(29)	(7)	(2 215)	(296)	(2 547)

Balance at 30 June 2011	1 127	7 048	1 421	120 333	14 818	144 747

Accumulated depreciation and impairment
Balance at 30 June 2010	199	3 264	338	51 465	6 385	61 651
Current year charge	1	237	69	5 751	1 107	7 165
(Reversal of impairment)/impairment of property, plant and equipment	—	(60)	6	(426)	—	(480)
Reclassification of property, plant and equipment	—	16	—	(16)	—	—
Transfer to inventories	—	—	—	6	—	6
Reclassification to held for sale	—	(1)	—	(11)	—	(12)
Translation of foreign operations	7	(32)	—	(452)	(90)	(567)
Disposal of businesses	—	(1)	—	(7)	—	(8)
Disposals and scrapping	—	(25)	(1)	(1 937)	(290)	(2 253)

Balance at 30 June 2011	207	3 398	412	54 373	7 112	65 502

Carrying value at 30 June 2011	920	3 650	1 009	65 960	7 706	79 245

Carrying value at 30 June 2010	873	3 672	1 004	59 711	7 263	72 523

Sasol Limited Group

Notes to the Financial Statements (Continued)

2      Property, plant and equipment (Continued)

	2011	2010	2009

	Rm	Rm	Rm
Additions to property, plant and equipment (cash flow)
To sustain existing operations	1 453	1 609	1 980
current year additions	1 662	1 707	2 223
adjustments for non-cash items
movement in environmental provisions capitalised	(209)	(98)	(243)
To expand operations	221	425	519

Per the statement of cash flows	1 674	2 034	2 499

Additional disclosures
Leased assets
Carrying value of capitalised leased assets (included in plant, equipment and vehicles)	1 018	1 025	932
cost	1 423	1 422	1 267
accumulated depreciation	(405)	(397)	(335)
Finance lease additions included in additions above	70	154	94
Cost price of fully depreciated and fully impaired assets still in use	9 004	8 571	12 064
Carrying value of assets committed as security for debt (refer note 17)	12 041	11 774	10 961

	2011	2010	2009

Depreciation rates
Buildings and improvements	2–5%	2–5%	2–5%
Retail convenience centres	3–5%	3–5%	3–5%
Plant	4–25%	4–25%	4–25%
Equipment	10–33%	10–33%	10–33%
Vehicles	20–33%	20–33%	20–33%
Mineral assets	Life of related reserve base	Life of related reserve base	Life of related reserve base

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

2      Property, plant and equipment (Continued)

Capital commitments

        Capital commitments, excluding capitalised interest, include all projects for which specific board approval has been obtained up to the reporting date. Projects still under investigation for which specific board approvals have not yet been obtained are excluded from the following:

	2011	2010	2009

	Rm	Rm	Rm
Authorised and contracted for	41 101	31 441	22 354
Authorised but not yet contracted for	33 211	35 524	16 898
Less expenditure to the end of year	(26 316)	(20 741)	(14 127)

	47 996	46 224	25 125

to sustain existing operations	22 434	22 854	14 829
to expand operations	25 562	23 370	10 296
Comprising
Subsidiary companies	43 794	45 775	24 547
Proportionate share of joint ventures	4 202	449	578

	47 996	46 224	25 125

Estimated expenditure
Within one year	26 491	17 321	13 894
One to two years	15 297	12 036	8 862
Two to three years	4 937	6 398	2 285
Three to four years	424	6 849	84
Four to five years	820	1 617	—
More than five years	27	2 003	—

	47 996	46 224	25 125

Business segmentation
South African energy cluster	27 561	29 630	18 402
Mining	6 113	7 507	4 107
Gas	1 994	567	724
Synfuels	17 036	19 438	11 732
Oil	2 418	2 118	1 839
International energy cluster	5 657	2 931	3 105
Synfuels International	384	695	798
Petroleum International	5 273	2 236	2 307
Chemical cluster	12 442	12 872	3 099
Polymers	1 324	1 914	504
Solvents	272	474	706
Olefins & Surfactants	2 775	886	604
Other chemical businesses	8 071	9 598	1 285
Other businesses	2 336	791	519

Total operations	47 996	46 224	25 125

Sasol Limited Group

Notes to the Financial Statements (Continued)

2      Property, plant and equipment (Continued)

Significant commitments at 30 June 2011 include:

Project	Business unit	2011	2010	2009

		Rm	Rm	Rm
Impumelelo colliery to maintain Brandspruit mine operation	Mining	3 986	4 543	—
Thubelisha shaft to maintain Twistdraai colliery operation	Mining	1 197	2 444	—
Acquisition of prospecting rights	Mining	535	—	—
Mozambique natural gas pipeline	Gas	1 409	67	382
Gas heated heat exchange reformers	Synfuels	1 136	1 882	1 070
Volatile organic compounds abatement programme	Synfuels	1 676	1 795	—
Coal tar filtration project	Synfuels	1 655	—	—
Additional gasifiers in gas production	Synfuels	1 097	1 758	396
Water recovery growth	Synfuels	1 357	1 647	345
Major shutdown and statutory maintenance	Synfuels	1 174	1 387	—
Replacement of tar tanks and separators	Synfuels	867	318	—
Reforming gas improvement project	Synfuels	739	1 296	—
Replacement of steam turbines at steam plant	Synfuels	689	802	862
Second life cycle replacement of corroded fire water network	Synfuels	462	—	—
Recovery of ethane and heavier hydrocarbons from natural gas	Synfuels	423	—	—
Oxygen emergency shut down system replacement	Synfuels	296	286	357
Improvement of synthol total feed compressors	Synfuels	257	382	640
Building of shutdown and service provider ablutions' facilities	Synfuels	231	—	—
De-bottlenecking of cold separation	Synfuels	228	218	—
Sulphur house decanter replacement	Synfuels	209	—	—
Power generation with open cycle turbines	Synfuels	201	502	1 154
16th Oxygen train project	Synfuels	174	849	707
10th Sasol advanced synthol reactor	Synfuels	164	542	227
Combined waste heat boilers	Synfuels	134	172	226
Refurbishment of the utility cooling water towers	Synfuels	126	181	249
Ash-lock project	Synfuels	122	173	354
Replace circulation water preheaters at gas reforming plant	Synfuels	113	201	—
Sulphuric acid plant project	Synfuels	66	223	—
Short term mitigation actions for process water dams	Synfuels	—	272	—
Tail gas wash water	Synfuels	—	359	—
Selective catalytic cracker—baseline optimisation project	Synfuels	—	37	228
Replacement of air heater systems at boiler 9	Synfuels	—	95	281
Electrical infrastructure expansion	Synfuels	—	—	244
Turbo phase 1 project	Synfuels	—	—	448
Secunda Natref pipeline project	Oil	509	769	572
Project wholesale logistics	Oil	439	178	187

Sasol Limited Group

Notes to the Financial Statements (Continued)

2      Property, plant and equipment (Continued)

Project	Business unit	2011	2010	2009

		Rm	Rm	Rm
Upgrade of retail convenience centres	Oil	334	407	53
Diesel unifier project	Oil	291	117	272
3rd Catalyst plant in Sasolburg, South Africa	Synfuels International	156	374	593
Mozambique expansion	Petroleum International	1 129	1 082	1 848
Farrell Creek shale gas exploration and development	Petroleum International	3 879	—	—
Ethylene purification unit	Polymers	1 004	1 731	—
2nd Maleic anhydride train	Solvents	—	—	363
Ethylene tetramerisation project in North America	Olefins & Surfactants	1 469	—	—
Limestone ammonium nitrate (LAN) replacement project	Other chemical businesses	302	737	—
Fischer-Tropsch wax expansion project	Other chemical businesses	5 839	7 560	355
Replacement of Infrachem laboratory	Other chemical businesses	—	117	239
Sasolburg gas engines	Other businesses	1 754	—	—
Other projects	Various	10 168	10 721	12 473

		47 996	46 224	25 125

Funding

        Capital expenditure will be financed from funds generated out of normal business operations, existing borrowing facilities and specific project financing.

Sasol Limited Group

Notes to the Financial Statements (Continued)

3     Assets under construction

	Note	2011	2010	2009

		Rm	Rm	Rm
Cost
Balance at beginning of year		21 018	14 496	11 693
Acquisition of interests in joint ventures	55	3 114	—	—
Additions		18 877	14 060	12 981
to sustain existing operations		8 658	7 867	5 665
to expand operations		10 219	6 193	7 316
Finance expenses capitalised	40	43	58	34
Impairment of assets under construction	42	(2)	(61)	(19)
Reversal of impairment of assets under construction	42	2	2	—
Write off of unsuccessful exploration wells	42	(441)	(58)	(16)
Transfer to inventories		(2)	(8)	(2)
Projects capitalised		(12 634)	(7 348)	(9 655)
property, plant and equipment	2	(12 480)	(7 088)	(9 347)
other intangible assets	5	(154)	(260)	(308)
Reclassification to held for sale		(32)	—	—
Translation of foreign operations	47	(72)	(84)	88
Disposals and scrapping		(119)	(39)	(608)

Balance at end of year		29 752	21 018	14 496

Comprising
Property, plant and equipment under construction		25 154	19 566	13 085
Other intangible assets under construction		185	80	90
Exploration assets		4 413	1 372	1 321

		29 752	21 018	14 496

Business segmentation
South African energy cluster		14 857	14 599	9 152
Mining		2 744	1 274	254
Gas		531	1 108	862
Synfuels		10 236	11 303	7 224
Oil		1 346	914	812
International energy cluster		8 216	3 118	2 078
Synfuels International		1 103	899	382
Petroleum International		7 113	2 219	1 696
Chemical cluster		5 909	3 077	2 464
Polymers		1 066	452	444
Solvents		319	562	607
Olefins & Surfactants		543	425	501
Other chemical businesses		3 981	1 638	912
Other businesses		770	224	802

Total operations		29 752	21 018	14 496

Sasol Limited Group

Notes to the Financial Statements (Continued)

3     Assets under construction (Continued)

	Property, plant and equipment under construction	Other intangible assets under construction	Exploration assets	Total

	Rm	Rm	Rm	Rm
Cost
Balance at 30 June 2010	19 566	80	1 372	21 018
Acquisition of interests in joint ventures	159	—	2 955	3 114
Additions	17 996	290	591	18 877
to sustain existing operations	8 381	277	—	8 658
to expand operations	9 615	13	591	10 219
Reclassification of assets under construction	(2)	2	—	—
Finance expenses capitalised	43	—	—	43
Reversal of impairment/(impairment) of assets under construction	2	(2)	—	—
Write off of unsuccessful exploration wells	—	—	(441)	(441)
Net transfer from other intangible assets	(1)	1	—	—
Transfer to inventories	(2)	—	—	(2)
Projects capitalised	(12 480)	(154)	—	(12 634)
Net reclassification to held for sale	—	—	(32)	(32)
Translation of foreign operations	(41)	1	(32)	(72)
Disposals and scrapping	(86)	(33)	—	(119)

Balance at 30 June 2011	25 154	185	4 413	29 752

	2011	2010	2009

	Rm	Rm	Rm
Additions to assets under construction (cash flow)
To sustain existing operations	8 641	7 849	5 684
current year additions	8 658	7 867	5 665
adjustments for non-cash items
cash flow hedge accounting	3	(8)	19
movement in environmental provisions capitalised	(20)	(10)	—
To expand operations	10 220	6 174	7 363
current year additions	10 219	6 193	7 316
adjustments for non-cash items
cash flow hedge accounting	5	(18)	47
movement in environmental provisions capitalised	(4)	(1)	—

Per the statement of cash flows	18 861	14 023	13 047

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

Sasol Limited Group

Notes to the Financial Statements (Continued)

3     Assets under construction (Continued)

Capital expenditure

Significant projects to sustain operations

        As part of the normal plant operations, the group incurs capital expenditure to replace or modify significant components of plant to maintain the useful lives of the plant operations and improve plant efficiencies. Of the R8 641 million to sustain operations, R7 631 million (2010—R7 538 million; 2009—R5 114 million) relates to expenditure incurred to sustain existing operations. Other expenditure includes amounts incurred to meet legal and environmental obligations.

Significant projects to enhance operations include:

Project	Business unit	2011	2010	2009

		Rm	Rm	Rm
Thubelisha shaft to maintain Twistdraai colliery operation	Mining	1 175	752	91
Refurbishments of continuous miners	Mining	61	60	36
Impumelelo colliery to maintain Brandspruit mine operation	Mining	155	88	21
Mining renewal	Mining	92	—	—
Major shutdown and statutory maintenance	Synfuels	1 412	1 484	—
Replacement of air heater systems at boiler 9	Synfuels	193	301	104
Improvement of synthol total feed compressors	Synfuels	117	266	—
Selective catalytic cracker—baseline optimisation project	Synfuels	31	231	206
Ash-lock project	Synfuels	90	181	191
17th Reformer project	Synfuels	—	174	—
Turbo phase 1 project	Synfuels	3	148	33
Replace long term catalyst	Synfuels	70	111	112
Replacement of turbine rotors for generator 4	Synfuels	—	—	51
Switchgear replacement programmes	Synfuels	59	94	64
Sulphuric acid plant project	Synfuels	39	89	134
Volatile organic compounds abatement programme	Synfuels	252	64	41
Refurbishment of firewater lines	Synfuels	15	84	47
Oxygen emergency shut down system replacement	Synfuels	38	71	115
Replacement of steam turbines at steam plant	Synfuels	113	60	—
Refurbishment of the utility cooling water towers	Synfuels	68	55	2
Replacement of combined waste heat boilers and feed preheater	Synfuels	17	54	39
Synthol tailgas compressor and turbine upgrade	Synfuels	—	51	111
Replacement of tube bundles in interstage cooler systems	Synfuels	5	37	90
Change plant to reduce benzene fuel	Synfuels	30	25	84
Secunda Natref pipeline project	Oil	279	155	50
Project wholesale logistics	Oil	199	—	—
Replace HF relief gas scrubber and external regenerator	Oil	165	—	—
Diesel unifier project	Oil	77	154	79
Depot expansion project	Oil	73	148	117
Supply chain project	Oil	10	69	28
Hydrocrackers project	Oil	—	14	184

Sasol Limited Group

Notes to the Financial Statements (Continued)

3     Assets under construction (Continued)

Project	Business unit	2011	2010	2009

		Rm	Rm	Rm
Replace long term catalyst	Oil	27	9	50
Oryx statutory maintenance	Synfuels International	110	264	288
Upgrade of central processing facility at Sasol Petroleum Temane	Petroleum International	52	77	48
Mozambique onshore drilling	Petroleum International	129	—	—
Replacement of Infrachem laboratory	Other chemical businesses	104	101	60
Replacement of cranes	Other businesses	15	27	61
Replacement of information management systems and software	Other businesses	188	127	174
Replacement of existing radio systems	Other businesses	—	—	121
Other projects to sustain existing operations	Various	2 168	1 913	2 282
Expenditure related to other environmental obligations	Various	961	126	239
Expenditure incurred relating to other safety regulations	Various	49	185	331

		8 641	7 849	5 684

Sasol Limited Group

Notes to the Financial Statements (Continued)

3     Assets under construction (Continued)

Significant projects to expand operations include:

Project	Business unit	2011	2010	2009

		Rm	Rm	Rm
Pipeline expansion—1st compressor	Gas	177	186	532
Additional gasifiers in gas production	Synfuels	661	—	—
Reforming gas improvement project	Synfuels	557	—	—
Power generation with open cycle turbines	Synfuels	307	842	1 077
16th Oxygen train project	Synfuels	559	970	507
10th Sasol advanced synthol reactor	Synfuels	378	463	316
Gas heated heat exchange reformers	Synfuels	608	354	189
3rd Catalyst plant in Sasolburg, South Africa	Synfuels International	218	465	221
Farrell Creek shale gas exploration and development	Petroleum International	1 242	—	—
Mozambique expansion	Petroleum International	675	484	1 203
Petroleum West Africa development	Petroleum International	197	83	429
Ethylene purification unit	Polymers	675	109	103
2nd and 3rd Octene trains	Solvents	124	—	298
Ethylene tetramerisation project in North America	Olefins & Surfactants	68	—	—
Limestone ammonium nitrate (LAN) replacement project	Other chemical businesses	367	—	—
Fischer-Tropsch wax expansion project	Other chemical businesses	1 720	564	227
Other projects	Various	1 687	1 654	2 261

		10 220	6 174	7 363

Sasol Limited Group

Notes to the Financial Statements (Continued)

4      Goodwill

	Note	2011	2010	2009

		Rm	Rm	Rm
Cost
Balance at beginning of year		1 659	1 877	2 102
Translation of foreign operations	47	43	(218)	(225)

Balance at end of year		1 702	1 659	1 877

Accumulated impairment
Balance at beginning of year		921	1 072	1 228
Translation of foreign operations	47	34	(151)	(156)

Balance at end of year		955	921	1 072

Carrying value at end of year		747	738	805

Business segmentation
South African energy cluster
Oil		85	85	85
Chemical cluster
Solvents		180	184	220
Olefins & Surfactants		224	203	222
Other chemical businesses		258	266	278
Wax		163	171	183
Nitro		95	95	95

Total operations		747	738	805

        For the purposes of impairment testing, goodwill is allocated to the smallest cash generating unit. Impairment testing in respect of goodwill is performed at each reporting date by comparing the recoverable amount based on the value-in-use of the cash generating unit to the carrying amount as described in note 42.

Sasol Limited Group

Notes to the Financial Statements (Continued)

5      Other intangible assets

	Note	2011	2010	2009

		Rm	Rm	Rm
Cost
Balance at beginning of year		3 142	3 067	2 992
Acquisition of businesses	55	—	—	3
Additions		272	256	363
to sustain existing operations		260	255	209
to expand operations		12	1	154
Net transfer (to)/from property, plant and equipment	2	—	(1)	3
Assets under construction capitalised	3	154	260	308
Transfer to inventories		—	(3)	—
Net reclassification from/(to) from held for sale		—	6	(7)
Translation of foreign operations	47	4	(173)	(209)
Disposal of businesses		—	(1)	—
Disposals and scrapping		(183)	(269)	(386)

Balance at end of year		3 389	3 142	3 067

Comprising
Software		1 345	1 301	1 121
Patents and trademarks		926	916	982
Emission rights		326	274	297
Other intangible assets		792	651	667

		3 389	3 142	3 067

Accumulated amortisation and impairment
Balance at beginning of year		1 949	1 999	2 028
Current year charge	34	235	203	186
Impairment of assets/(reversal of impairment)	42	12	(14)	137
Net transfer (to)/from property, plant and equipment	2	—	(23)	2
Transfer to inventories		—	(1)	—
Net reclassification from/(to) held for sale		—	6	(7)
Translation of foreign operations	47	12	(104)	(99)
Disposal of businesses		—	(1)	—
Disposals and scrapping		(84)	(116)	(248)

Balance at end of year		2 124	1 949	1 999

Comprising
Software		946	868	846
Patents and trademarks		690	649	705
Emission rights		46	26	77
Other intangible assets		442	406	371

		2 124	1 949	1 999

Sasol Limited Group

Notes to the Financial Statements (Continued)

5      Other intangible assets (Continued)

	2011	2010	2009

	Rm	Rm	Rm
Carrying value
Software	399	433	275
Patents and trademarks	236	267	277
Emission rights	280	248	220
Other intangible assets	350	245	296

	1 265	1 193	1 068

	Software	Patents and trademarks	Emission rights	Other intangible assets	Total

	Rm	Rm	Rm	Rm	Rm
Cost
Balance at 30 June 2010	1 301	916	274	651	3 142
Additions	17	9	142	104	272
to sustain existing operations	17	9	142	92	260
to expand operations	—	—	—	12	12
Assets under construction capitalised	113	—	—	41	154
Translation of foreign operations	(7)	4	11	(4)	4
Disposals and scrapping	(79)	(3)	(101)	—	(183)

Balance at 30 June 2011	1 345	926	326	792	3 389

Accumulated amortisation and impairment
Balance at 30 June 2010	868	649	26	406	1 949
Current year charge	159	31	—	45	235
Impairment of assets/(reversal of impairment)	—	(13)	24	1	12
Translation of foreign operations	(3)	25	—	(10)	12
Disposals and scrapping	(78)	(2)	(4)	—	(84)

Balance at 30 June 2011	946	690	46	442	2 124

Carrying value at 30 June 2011	399	236	280	350	1 265

Carrying value at 30 June 2010	433	267	248	245	1 193

Sasol Limited Group

Notes to the Financial Statements (Continued)

5      Other intangible assets (Continued)

	2011	2010	2009

	Rm	Rm	Rm
To sustain existing operations	118	50	25
current year additions	260	255	209
adjustments for non-cash item emission rights received	(142)	(205)	(184)
To expand operations	12	1	101
current year additions	12	1	154
adjustments for non-cash item emission rights received	—	—	(53)

Per the statement of cash flows	130	51	126

	2011	2010	2009

	Rm	Rm	Rm
Additional disclosures
Cost price of fully amortised and fully impaired assets still in use	767	776	990
Amortisation rates
Software	17-33%	17-33%	17-33%
Patents and trademarks	20%	20%	20%
Other intangible assets	6-33%	6-33%	6-33%

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

	2011	2010	2009

	Rm	Rm	Rm
Estimated future aggregate amortisation
Within one year	252	248	195
One to two years	174	177	147
Two to three years	135	129	124
Three to four years	89	100	88
Four to five years	58	65	170
More than five years	277	226	124

	985	945	848
Assets not subject to amortisation (emission rights)	280	248	220

	1 265	1 193	1 068

Sasol Limited Group

Notes to the Financial Statements (Continued)

5      Other intangible assets (Continued)

	2011	2010	2009

	Rm	Rm	Rm
Business segmentation of emission rights
Chemical cluster
Solvents	52	42	41
Olefins & Surfactants	192	165	136
Other chemical businesses	10	11	12
Wax	8	8	9
Merisol	2	3	3
Other businesses
Sasol Financing	26	30	31

	280	248	220

Capital commitments

        Capital commitments include all projects for which specific board approval has been obtained at the reporting date. Projects still under investigation for which specific board approvals have not yet been obtained are excluded from the following:

	2011	2010	2009

	Rm	Rm	Rm
Authorised and contracted for	266	112	138
Authorised but not yet contracted for	247	245	140
Less expenditure to the end of year	(188)	(84)	(94)

	325	273	184

        These capital commitments are in respect of subsidiary companies only.

Funding

        Capital expenditure will be financed from funds generated out of normal business operations and existing borrowing facilities.

Sasol Limited Group

Notes to the Financial Statements (Continued)

6      Investments in securities

	Note	2011	2010	2009

		Rm	Rm	Rm
Investments available-for-sale	6.1	189	245	264
long-term investments		189	168	187
short-term investment*		—	77	77
Investment held-for-trading	6.2	30	—	—
Investments held-to-maturity	6.3	445	417	387

Investments in securities per statement of financial position		664	662	651

long-term portion		664	585	574
short-term portion		—	77	77

*
In 2006, sEnergy Insurance Limited had suspended its underwriting activities. During the year, the company was liquidated and Sasol's initial investment in the company was repaid.

6.1   Investments available-for-sale

	Note	2011	2010	2009

		Rm	Rm	Rm
At cost
Balance at beginning of year		245	264	288
Investments purchased		13	17	9
Investments sold		(77)	(14)	(7)
Impairment of investments	42	—	(1)	(8)
Revaluation to fair value		—	4	—
Disposal of businesses		—	—	7
Translation of foreign operations	47	8	(25)	(25)

Balance at end of year		189	245	264

Fair value of investments available-for-sale

        The fair value of the unlisted equity investments cannot be determined as there is no quoted price available for an identical or similar instrument in an active market. Accordingly, these investments are carried at their original cost less impairment in the statement of financial position.

Name	Country of incorporation	Nature of business	Interest	2011	2010	2009

			%	Rm	Rm	Rm
Investments available-for-sale
Aetylen Rohrleitungsgesellschaft GmbH & Co KG	Germany	Pipeline business	20	145	135	157
sEnergy Insurance Limited	Bermuda	Insurance	6	—	77	77
Other			various	44	33	30

				189	245	264

Sasol Limited Group

Notes to the Financial Statements (Continued)

6      Investments in securities (Continued)

        The unlisted investments represent strategic investments of the group and are long-term in nature as management has no intention of disposing of these investments in the foreseeable future.

6.2   Investment held-for-trading

2011

Rm
At fair value
Balance at beginning of year	—
Investments purchased	30

Balance at end of year	30

        The investment held-for-trading represents a strategic investment of the group and is long-term in nature as management has no intention of disposing of this investment in the foreseeable future. This investment has no fixed or determinable repayments and is managed based on its fair value at each reporting period.

Fair value of investment held-for-trading

        The fair value of the unlisted equity investment cannot be determined as there is no quoted price available for an identical or similar instrument in an active market. Accordingly, the investment is carried at its original cost less impairment in the statement of financial position.

Name	Country of incorporation	Nature of business	Interest	2011

			%	Rm
Investment held-for-trading
Technology Centre Mongstad DA	Norway	Carbon capture	2,44	30

6.3   Investments held-to-maturity

	2011	2010	2009

	Rm	Rm	Rm
At amortised cost
Balance at beginning of year	417	387	347
Reinvestment of funds	28	30	40

Balance at end of year	445	417	387

Sasol Limited Group

Notes to the Financial Statements (Continued)

6      Investments in securities (Continued)

Fair value of investments held-to-maturity

        The fair value of investments held-to-maturity is determined using a discounted cash flow method using market related rates at 30 June. The market related rates used to discount estimated cash flows were between 6,14% and 7,15% (2010—7,55% and 8,05%).

	2011	2010	2009

	Rm	Rm	Rm
Fair value of investments held-to-maturity	445	417	387

        At 30 June, the group's investments held-to-maturity and their carrying values were:

Name	Country of incorporation	Nature of business	Interest rate at 30 June 2011	2011	2010	2009

			%	Rm	Rm	Rm
Investments held-to-maturity
Long-term fixed deposits with fixed interest and fixed or determinable maturity dates	South Africa	Investment*	6,14%-7,15%	445	417	387

*
The long-term fixed deposits are restricted for use as they are held in a separate trust to be used exclusively for rehabilitation purposes at Sasol Mining.

7      Investments in associates

	Note	2011	2010	2009

		Rm	Rm	Rm
Balance at beginning of year		3 573	2 170	830
Acquisition of associates		—	—	1 310
Additional investments in associates		91	1 248	524
Share of profit of associates, net of dividends received		(105)	164	(210)
Impairment of investment in associate	42	(123)	—	—
Effect of translation of foreign operations		(365)	(9)	(284)

Balance at end of year		3 071	3 573	2 170

Comprising
Investments at cost (net of impairment)		3 306	3 365	2 105
Share of post-acquisition reserves		(235)	208	65

		3 071	3 573	2 170

Sasol Limited Group

Notes to the Financial Statements (Continued)

7      Investments in associates (Continued)

Fair value of investments in associates

        The fair value of investments in associates is determined using a discounted cash flow method using market related rates at 30 June. The market related rates used to discount estimated cash flows were between 9,10% and 9,72% (2010—9,96% and 15,50%).

	Note	2011	2010	2009

		Rm	Rm	Rm
Estimated fair value of investments in associates		6 439	6 301	6 050

Dividends received from associates	52	397	53	480

Business segmentation
Synfuels		8	8	9
Synfuels International		2 351	2 701	1 507
Polymers		678	830	611
Other chemical businesses		2	2	3
Other businesses		32	32	40

Total operations		3 071	3 573	2 170

Key financial information of associates*
Non-current assets		44 645	39 886	29 616
Property, plant and equipment		3 279	3 546	3 452
Assets under construction		41 325	36 041	26 020
Other non-current assets		41	299	144
Current assets		5 006	9 644	4 931

Total assets		49 651	49 530	34 547

Shareholders' equity		20 852	23 382	12 551
Long-term debt (interest bearing)		5	5	109
Long-term provisions		—	—	2
Other non-current liabilities		27 002	24 299	19 595
Interest bearing current liabilities		860	815	1 248
Non-interest bearing current liabilities		932	1 029	1 042

Total equity and liabilities		49 651	49 530	34 547

Total turnover		6 886	5 827	7 496

Operating profit		3 071	2 295	3 139
Finance income		61	2	3
Finance expenses		(80)	(33)	(50)

Profit before tax		3 052	2 264	3 092
Taxation		(771)	(571)	(794)

Profit		2 281	1 693	2 298

*
The financial information provided represents the full financial position and results of the associates.

Sasol Limited Group

Notes to the Financial Statements (Continued)

7      Investments in associates (Continued)

        There were no contingent liabilities at 30 June 2011 relating to associates other than disclosed in note 57.

        In 2011, an amount of R148 million (2010—R1 266 million, 2009—R2 468 million) has been committed by the group for further development of the Escravos GTL (EGTL) project.

        Impairment testing in respect of investments in associates is performed at each reporting date by comparing the recoverable amount based on the value-in-use of the cash generating unit to the carrying amount as described in note 42.

        At 30 June, the group's associates, interest in those associates and the total carrying value were:

				Carrying value
	Country of incorporation	Nature of business
Name			Interest	2011	2010	2009

			%	Rm	Rm	Rm
Escravos GTL (EGTL)*	Nigeria	GTL plant	10	2 351	2 702	1 507
Optimal Olefins Malaysia Sdn Bhd**	Malaysia	Ethane and propane gas cracker	12	538	676	484
Wesco China Limited	Hong Kong	Trading and distribution of plastic raw materials	40	140	154	128
Other			various	42	41	51

				3 071	3 573	2 170

*
In December 2008, Sasol reduced its interest in EGTL from 37,5% to 10%. The 10% interest retained by Sasol in the EGTL project has been recognised as an investment in an associate at its fair value at the date of disposal. Although the group holds less than 20% of the voting power of EGTL, the group exercises significant influence as a member of Sasol's senior management serves on the executive committee of the project and Sasol is responsible for providing essential technical support to the project.

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

Sasol Limited Group

Notes to the Financial Statements (Continued)

8      Post-retirement benefit assets

	2011	2010	2009

	Rm	Rm	Rm
Post-retirement benefit assets	792	789	716

        For further details of post-retirement benefit assets, refer note 20.

9      Long-term receivables and prepaid expenses

	Note	2011	2010	2009

		Rm	Rm	Rm
Total long-term receivables		1 482	1 317	1 835
Short-term portion	14	(24)	(169)	(412)

		1 458	1 148	1 423
Long-term prepaid expenses		75	93	33

		1 533	1 241	1 456

Comprising
Long-term joint venture receivables (interest bearing)		891	791	1 060
Long-term interest-bearing loans		457	307	318
Long-term interest-free loans		110	50	45

		1 458	1 148	1 423

Maturity profile
Within one year		24	169	412
One to two years		48	325	13
Two to three years		348	320	8
Three to four years		341	164	8
Four to five years		340	9	350
More than five years		381	330	1 044

		1 482	1 317	1 835

Currency analysis
Euro		1 306	1 243	1 380
US dollar		7	34	435
Rand		34	38	17
Other currencies		135	2	3

		1 482	1 317	1 835

Geographic information
South Africa		35	44	23
Rest of Africa		7	9	3
Europe		545	324	362
North America		—	19	39
Middle East and India		894	919	1 406
Far East		1	2	2

		1 482	1 317	1 835

Sasol Limited Group

Notes to the Financial Statements (Continued)

9      Long-term receivables and prepaid expenses (Continued)

Fair value of long-term loans and receivables

        The fair value of long-term receivables is determined using a discounted cash flow method using market related rates at 30 June. The fair value of long-term interest bearing receivables approximates the carrying value as market related rates of interest are charged on these outstanding amounts.

        The interest-free loans relate primarily to deposits on office rental space in terms of various operating lease agreements. These amounts were considered to be recoverable as at 30 June 2011.

	2011	2010	2009

	Rm	Rm	Rm
Fair value of long-term receivables	1 482	1 317	1 835

Impairment of long-term loans and receivables

        Long-term loans and receivables that are not past the due date are not considered to be impaired, except in situations where they are part of individually impaired long-term loans and receivables.

Collateral

        The group holds no collateral over the long-term receivables.

10    Long-term financial assets

	2011	2010	2009

	Rm	Rm	Rm
Forward exchange contracts	21	2	14
Interest rate derivatives	—	—	1

Arising on long-term derivative financial instruments	21	2	15

used for cash flow hedging	1	—	1
held-for-trading	20	2	14

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

Sasol Limited Group

Notes to the Financial Statements (Continued)

10    Long-term financial assets (Continued)

Interest rate derivatives

        The fair value of interest rate derivatives was determined by reference to quoted market prices for similar instruments.

Current assets

	Note	2011	2010	2009

		Rm	Rm	Rm
Investments in securities	6	—	77	77
Assets held for sale	11	54	16	86
Inventories	12	18 512	16 472	14 589
Tax receivable	27	49	356	27
Trade receivables	13	21 628	18 624	15 176
Other receivables and prepaid expenses	14	1 497	1 417	1 864
Short-term financial assets	15	22	50	520
Cash restricted for use	16	3 303	1 841	1 247
Cash	16	14 716	14 870	19 425

		59 781	53 723	53 011

11    Disposal groups held for sale

	2011	2010	2009

	Rm	Rm	Rm
Assets held for sale
Sasol Petroleum International exploration assets	31	—	—
Sasol Nitro fertiliser businesses	23	—	—
Sasol Italy Paderno Dugnano site	—	16	—
Sasol Italy Crotone	—	—	86

	54	16	86

Liabilities in disposal groups held for sale
Sasol Italy Paderno Dugnano site	—	(4)	—
Sasol Italy Crotone	—	—	(65)

	—	(4)	(65)

11.1 Sasol Petroleum International

        During 2010, Sasol Petroleum International entered into negotiations with a potential buyer interested in acquiring exploration assets in Nigeria. Based on management's estimate of fair value to be obtained from the sale, the net assets have been impaired by R1 million to their fair value less costs to sell.

Sasol Limited Group

Notes to the Financial Statements (Continued)

11    Disposal groups held for sale (Continued)

11.2 Sasol Nitro

        On 20 July 2010, Sasol concluded an agreement with the South African Competition Commission to dispose of the bulk blending and liquid fertiliser blending facilities in Durban, Bellville, Endicott and Kimberley. As a result, Sasol entered into negotiations with potential buyers for the purchase of the plants. Based on management's estimate of fair value to be obtained from the sale, the net assets have been impaired by R3 million to their fair value less costs to sell.

11.3 Olefins & Surfactants (Sasol O&S)

Sasol Italy Paderno Dugnano site

        During 2010, as part of the Sasol O&S restructuring programme announced in March 2007, Sasol decided to dispose of the Paderno Dugnano Italy site. As a result, Sasol entered into negotiations with a potential buyer interested in acquiring the land. In 2011, the negotiations were unsuccessful and the land was reclassified back into property, plant and equipment.

Sasol Italy Crotone

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

Sasol Limited Group

Notes to the Financial Statements (Continued)

12    Inventories

	Note	2011	2010	2009

		Rm	Rm	Rm
Carrying value
Crude oil and other raw materials		3 708	2 569	2 563
Process material		1 248	1 396	1 477
Maintenance materials		2 929	2 851	2 649
Work in process		1 473	1 323	1 317
Manufactured products		8 998	8 215	6 445
Consignment inventory		156	118	138

		18 512	16 472	14 589

Inventories carried at net realisable value
(taken into account in the carrying value of inventories above)
Crude oil and other raw materials		12	146	51
Process material		40	32	189
Maintenance materials		7	102	20
Manufactured products		1 007	2 040	1 880

		1 066	2 320	2 140

Write-down/(reversal of write-down) of inventories to net realisable value
Crude oil and other raw materials		8	42	321
Process material		12	(54)	29
Maintenance materials		—	4	—
Manufactured products		92	126	615

Income statement charge	34	112	118	965

Inventory obsolescence
(taken into account in the carrying value of inventories above)
Balance at beginning of year		421	388	337
Raised during year		194	168	192
Utilised during year		(84)	(110)	(115)
Released during year		(27)	(13)	(14)
Translation of foreign operations		—	(12)	(12)

Balance at end of year		504	421	388

Sasol Limited Group

Notes to the Financial Statements (Continued)

12    Inventories (Continued)

	2011	2010	2009

	Rm	Rm	Rm
Business segmentation
South African energy cluster	7 780	6 622	5 548
Mining	789	847	508
Gas	47	40	104
Synfuels	1 994	1 874	1 997
Oil	4 950	3 861	2 939
International energy cluster	750	995	866
Synfuels International	726	973	847
Petroleum International	24	22	19
Chemical cluster	9 968	8 837	8 155
Polymers	1 490	1 498	1 510
Solvents	1 944	2 108	1 628
Olefins & Surfactants	4 482	3 129	2 936
Other chemical businesses	2 052	2 102	2 081
Other businesses	14	18	20

Total operations	18 512	16 472	14 589

        The impact of higher crude oil and chemical product prices has resulted in a lower net realisable value write-down of R120 million in 2011 compared with previous years (2010—R172 million; 2009—R965 million).

        The reversal of the net realisable value write-down of R8 million in 2011 (2010—R54 million) arises due to the increase in catalyst prices, which affect mainly the catalyst business.

        No inventories are encumbered.

Sasol Limited Group

Notes to the Financial Statements (Continued)

13    Trade receivables

	Note	2011	2010	2009

		Rm	Rm	Rm
Trade receivables*		18 785	15 228	12 443
Related party receivables		434	375	314
associates*		163	223	158
joint ventures		271	152	156
Impairment of trade receivables		(442)	(307)	(258)

Receivables		18 777	15 296	12 499
Duties recoverable from customers		1 727	2 064	1 972
Value added tax		1 124	1 264	705

		21 628	18 624	15 176

Currency analysis
Euro		4 818	3 648	2 906
US dollar		5 453	4 809	3 635
Rand		7 426	6 073	5 423
Pound sterling		174	106	94
Other currencies		906	660	441

		18 777	15 296	12 499

Impairment of trade receivables
Balance at beginning of year		(307)	(258)	(144)
Disposal of businesses		5	—	—
Raised during year	36	(293)	(138)	(198)
Utilised during year		80	53	25
Released during year	36	76	15	41
Translation of foreign operations		(3)	21	18

Balance at end of year		(442)	(307)	(258)

*
Related party receivables relating to associates amounting to R983 million in 2010 and R385 million in 2009 were reclassified to trade receivables, having risks and rewards more closely aligned to trade receivables.

Age analysis of trade receivables

	Carrying value 2011	Impairment 2011	Carrying value 2010	Impairment 2010

	Rm	Rm	Rm	Rm
Not past due date	16 937	171	13 739	28
Past due 0–30 days	1 332	62	1 002	10
Past due 31–150 days	257	21	144	46
Past due 151 days–one year	75	11	140	23
More than one year*	184	177	203	200

	18 785	442	15 228	307

*
More than one year relates to long outstanding balances for specific customers who have exceeded their contractual repayment terms.

Sasol Limited Group

Notes to the Financial Statements (Continued)

13    Trade receivables (Continued)

Impairment of trade receivables

        Trade receivables that are not past their due date are not considered to be impaired, except in situations where they are part of individually impaired trade receivables. The individually impaired trade receivables mainly relate to certain customers who are trading in difficult economic circumstances.

	2011	2010	2009

	Rm	Rm	Rm
Credit risk exposure in respect of trade receivables is analysed as follows:
Business segmentation
South African energy cluster	7 666	7 038	6 062
Mining	129	47	18
Gas	377	379	268
Synfuels	305	176	152
Oil	6 850	6 434	5 615
Other	5	2	9
International energy cluster	1 105	533	651
Synfuels International	970	335	519
Petroleum International	135	198	132
Chemical cluster	12 852	10 997	8 435
Polymers	3 356	2 543	1 973
Solvents	2 733	2 704	1 925
Olefins & Surfactants	4 939	4 016	2 962
Other chemical businesses	1 824	1 734	1 575
Other businesses	5	56	28

Total operations	21 628	18 624	15 176

Fair value of trade receivables

        The carrying value approximates fair value because of the short period to maturity of these instruments.

Collateral

        The group holds no collateral over the trade receivables which can be sold or repledged to a third party.

Sasol Limited Group

Notes to the Financial Statements (Continued)

13    Trade receivables (Continued)

Geographic information of trade receivables

	2011	2010	2009

	Rm	Rm	Rm
South Africa	10 119	9 443	8 028
Rest of Africa	387	281	343
Europe	6 073	4 455	3 780
North America	1 770	1 695	1 019
South America	352	296	187
South-East Asia and Australasia	663	526	495
Middle East and India	1 483	1 202	678
Far East	781	726	646

	21 628	18 624	15 176

14    Other receivables and prepaid expenses

	Note	2011	2010	2009

		Rm	Rm	Rm
Insurance related receivables		189	121	211
Capital projects related receivables		173	29	32
Employee related receivables		38	42	43
Other receivables		598	552	621

		998	744	907
Short-term portion of long-term receivables	9	24	169	412

Other receivables		1 022	913	1 319
Prepaid expenses		475	504	545

		1 497	1 417	1 864

Sasol Limited Group

Notes to the Financial Statements (Continued)

14    Other receivables and prepaid expenses (Continued)

	2011	2010	2009

	Rm	Rm	Rm
Business segmentation
South African energy cluster	379	387	506
Mining	47	138	59
Gas	25	7	24
Synfuels	232	178	321
Oil	75	64	102
International energy cluster	278	189	542
Synfuels International	67	136	471
Petroleum International	211	53	71
Chemical cluster	507	539	413
Polymers	218	278	115
Solvents	82	71	95
Olefins & Surfactants	133	135	133
Other chemical businesses	74	55	70
Other businesses	333	302	403

Total operations	1 497	1 417	1 864

Currency analysis
Euro	141	149	122
US dollar	247	237	372
Rand	394	265	317
Other currencies	216	93	96

	998	744	907

Geographic information of other receivables and prepaid expenses

	2011	2010	2009

	Rm	Rm	Rm
South Africa	572	489	436
Rest of Africa	55	36	52
Europe	441	379	419
North America	222	179	346
South-East Asia and Australasia	10	11	17
Middle East and India	173	304	566
Far East	24	19	28

	1 497	1 417	1 864

Fair value of other receivables

        The carrying value approximates fair value because of the short period to maturity of these instruments.

Sasol Limited Group

Notes to the Financial Statements (Continued)

15    Short-term financial assets

	2011	2010	2009

	Rm	Rm	Rm
Forward exchange contracts	22	50	82
Cross currency swaps	—	—	438

Arising on short-term derivative financial instruments	22	50	520

used for cash flow hedging	4	2	13
held-for-trading	18	48	507

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

16    Cash and cash equivalents

	2011	2010	2009

	Rm	Rm	Rm
Cash restricted for use	3 303	1 841	1 247
Cash	14 716	14 870	19 425
Bank overdraft	(209)	(119)	(80)

Per the statement of cash flows	17 810	16 592	20 592

Cash restricted for use
In trust	257	209	470
In respect of joint ventures	1 320	1 176	242
In cell captive insurance company	301	239	166
Funds not available for general use	1 262	—	—
Held as collateral	75	87	78
Other	88	130	291

	3 303	1 841	1 247

Sasol Limited Group

Notes to the Financial Statements (Continued)

16    Cash and cash equivalents (Continued)

Included in cash restricted for use:

  •
  Cash held in trust of R257 million (2010—R209 million; 2009—R470 million) is restricted for use and is being held in escrow for the funding of specific project finance related to the construction of joint venture plants;

  •
  Cash in respect of joint ventures can only be utilised for the businesses of the joint ventures;

  •
  Cell captive insurance company funds of R301 million (2010—R239 million; 2009—R166 million) to which the group has restricted title. The funds are restricted solely to be utilised for insurance purposes;

  •
  In 2011, R1 262 million is held in a separate bank account and is not available for general use by the group;

  •
  Cash deposits of R75 million (2010—R87 million, 2009—R78 million) serving as collateral for bank guarantees; and

  •
  Other cash restricted for use include customer foreign currency accounts to be used for the construction of reactors where the contractor pays in advance. The cash can be utilised only for these designated reactor supply projects.

Sasol Limited Group

Notes to the Financial Statements (Continued)

16    Cash and cash equivalents (Continued)

	2011	2010	2009

	Rm	Rm	Rm
Currency analysis
Euro	406	645	499
US dollar	90	456	314
Rand	1 575	255	212
Other currencies	1 232	485	222

	3 303	1 841	1 247

Cash
Cash on hand and in bank	5 953	3 590	4 580
Foreign currency accounts	346	394	293
Short-term deposits	8 417	10 886	14 552

	14 716	14 870	19 425

Currency analysis
Euro	1 450	640	1 512
US dollar	3 000	2 559	3 169
Rand	7 695	11 004	14 328
Pound sterling	74	64	44
Other currencies	2 497	603	372

	14 716	14 870	19 425

Bank overdraft	(209)	(119)	(80)

Currency analysis
Euro	(113)	(75)	(28)
US dollar	(50)	(3)	—
Rand	(44)	(38)	(50)
Other currencies	(2)	(3)	(2)

	(209)	(119)	(80)

Fair value of cash and cash equivalents

        The carrying value of cash and cash equivalents approximates fair value due to the short-term maturity of these instruments.

Non-current liabilities

	Note	2011	2010	2009

		Rm	Rm	Rm
Long-term debt	17	14 356	14 111	13 615
Long-term financial liabilities	18	103	75	143
Long-term provisions	19	8 233	7 013	5 729
Post-retirement benefit obligations	20	4 896	4 495	4 454
Long-term deferred income	21	498	273	297
Deferred tax liabilities	22	12 272	10 406	9 168

		40 358	36 373	33 406

Sasol Limited Group

Notes to the Financial Statements (Continued)

17      Long-term debt

	Note	2011	2010	2009

		Rm	Rm	Rm
Total long-term debt		15 849	15 197	17 887
Short-term portion	23	(1 493)	(1 086)	(4 272)

		14 356	14 111	13 615

Analysis of long-term debt
At amortised cost
Secured debt		3 494	3 611	3 973
Preference shares		7 885	6 960	6 730
Finance leases		888	908	795
Unsecured debt		3 617	3 766	6 444
Unamortised loan costs		(35)	(48)	(55)

		15 849	15 197	17 887

Reconciliation
Balance at beginning of year		15 197	17 887	16 803
Loans raised		2 247	2 080	5 575
Loans repaid		(1 702)	(4 647)	(4 820)
Interest accrued	40	479	—	—
Amortisation of loan costs	40	15	18	21
Effect of cash flow hedge accounting		(6)	8	—
Translation effect of foreign currency loans		5	(94)	135
Translation of foreign operations	47	(386)	(55)	173

Balance at end of year		15 849	15 197	17 887

Currency analysis
Euro		2 388	2 680	5 733
US dollar		118	126	180
Rand		13 341	12 314	11 878
Other		2	77	96

		15 849	15 197	17 887

Interest bearing status
Interest bearing debt		15 204	14 472	17 244
Non-interest bearing debt		645	725	643

		15 849	15 197	17 887

Maturity profile
Within one year		1 493	1 086	4 272
One to two years		1 318	1 751	911
Two to three years		1 518	1 418	1 181
Three to four years		1 522	1 375	1 106
Four to five years		1 060	947	1 172
More than five years		8 938	8 620	9 245

		15 849	15 197	17 887

Sasol Limited Group

Notes to the Financial Statements (Continued)

17      Long-term debt (Continued)

	2011	2010	2009

	Rm	Rm	Rm
Related party long-term debt included in long-term debt
Third parties	240	553	1 159
Joint ventures	6	78	33

	246	631	1 192

Business segmentation
South African energy cluster	5 750	4 835	4 492
Mining	798	99	—
Gas	2 317	2 245	2 271
Synfuels	2	2	—
Oil	2 633	2 489	2 221
International energy cluster	568	660	814
Synfuels International	34	3	3
Petroleum International	534	657	811
Chemical cluster	2 152	2 692	2 486
Polymers	1 738	2 353	2 341
Solvents	371	192	—
Olefins & Surfactants	38	117	120
Other chemical businesses	5	30	25
Other businesses	7 379	7 010	10 095

Total operations	15 849	15 197	17 887

Fair value of long-term debt

        The fair value of long-term debt is based on the quoted market price for the same or similar instruments or on the current rates available for debt with the same maturity profile and with similar cash flows. Market related rates ranging between 0,43% and 11,80% were used to discount estimated cash flows based on the underlying currency of the debt.

	2011	2010	2009

	Rm	Rm	Rm
Total long-term debt (before unamortised loan costs)	16 737	14 887	16 652

Sasol Limited Group

Notes to the Financial Statements (Continued)

17      Long-term debt (Continued)

        In terms of Sasol Limited's memorandum of incorporation the group's borrowing powers are limited to twice the sum of its share capital and reserves (2011—R215 billion; 2010—R189 billion and 2009—R168 billion).

Terms of repayment	Security	Business	Currency	Interest rate at 30 June 2011	2011	2010	2009

					Rm	Rm	Rm
Secured debt
Repayable in semi-annual instalments ending between December 2014 and December 2017	Secured by plant with a carrying value of R3 711 million (2010—R3 710 million)	Gas (Rompco)	Rand	Jibar + 1,15% to 3,4%	1 687	1 371	1 608
Repayable in semi-annual instalments ending between 2012 and 2016	Secured by plant with a carrying value of R3 524 million (2010—R4 465 million)	Polymers (Arya)	Euro and US dollar	Euribor + 0,5% and Libor + 0,5%	870	1 262	1 398
Repayable in semi-annual instalments ending June 2015	Secured by plant and equipment with a carrying value of R3 480 million (2010—R3 110 million)	Petroleum International	Rand and Euro	Jibar + 1,15% to 2,50% and Euribor + 2,0%	542	671	831
Repayable in quarterly instalments ending December 2011 and 2012	Secured by a mortgage over property, plant and equipment with a carrying value of R10 million (2010—R90 million)	O&S (Yihai)	US dollar and Yuan renminbi	Libor + 10,5% and Fixed 5,8%	10	88	113
Repayable in December 2013	Secured by the shares in the company borrowing the funds	Oil (Petromoc)	US dollar	Variable 18,0%	5	7	10
Repayable in semi-annual instalments ending December 2018	Secured by plant and other current assets with a carrying value of R527 million (2010—R199 million)	Solvents (Huntsman)	Euro	Euribor + 2,9%	374	199	—
Other secured debt		Various	Various	Various	6	13	13

					3 494	3 611	3 973

Preference shares
A preference shares repayable in semi-annual instalments between June and October 2018(1)	Secured by Sasol preferred ordinary shares held by the company	Other (Inzalo)	Rand	Fixed 10,2% to 11,2%	2 448	2 462	2 475
B preference shares repayable between June and October 2018(2)	Secured by Sasol preferred ordinary shares held by the company	Other (Inzalo)	Rand	Fixed 12,1% to 13,5%	1 154	1 153	1 152
C preference shares repayable October 2018(3)	Secured by guarantee from Sasol Limited	Other (Inzalo)	Rand	Variable 6,57% to 8,03%	3 576	3 345	3 103
A preference shares repayable between March 2013 and October 2018(4)	Secured by preference shares held by Sasol Mining Holdings (Pty) Ltd	Sasol Mining	Rand	Fixed 9,16% and Variable 79% of prime	707	—	—

					7 885	6 960	6 730

Finance leases
Repayable in monthly instalments over 10 to 30 years ending December 2033	Secured by plant and equipment with a carrying value of R789 million (2010—R774 million)	Oil	Rand	Variable 7,00% to 17,0%	729	733	737
Other smaller finance leases	Underlying assets	Various	Various	Various	159	175	58

					888	908	795

Total secured debt					12 267	11 479	11 498

Sasol Limited Group

Notes to the Financial Statements (Continued)

17      Long-term debt (Continued)

Terms of repayment	Business	Currency	Interest rate at 30 June 2011	2011	2010	2009

				Rm	Rm	Rm
Unsecured debt
Repayable in semi-annual instalments ending December 2017	Oil	Rand	Variable 7,0%	825	923	1 089
Loan from iGas (non-controlling shareholder) in Republic of Mozambique Pipeline Investments Company (Pty) Ltd. No fixed repayment terms	Gas (Rompco)	Rand	—	300	300	300
Loan from CMG (non-controlling shareholder) in Republic of Mozambique Pipeline Investments Company (Pty) Ltd. No fixed repayment terms	Gas (Rompco)	Rand	—	300	300	300
Repayable in semi-annual instalments ending June 2014	Oil	Rand	Fixed 11,55%	94	116	161
No fixed repayment terms	Oil	Rand	Fixed 8,0%	240	253	215
Repayable in yearly instalments ending June 2019	Oil	Rand	Variable 8,0%	735	450	—
Repayable in equal semi-annual instalments ending June 2016	Polymers (Arya)	Euro	Euribor + 3,0%	868	1 013	917
Repayable in equal semi-annual instalments until May 2018	Other businesses— Sasol Financing	Euro	Euribor + 1,8%	116	—	—
Other unsecured debt	Various	Various	Various	139	111	53
Settled during the financial year	Various	Various	Various	—	300	3 409

Total unsecured debt				3 617	3 766	6 444

Total long-term debt				15 884	15 245	17 942
Unamortised loan costs (amortised over period of debt using effective
interest rate method)				(35)	(48)	(55)

				15 849	15 197	17 887
Repayable within one year included in short-term debt (refer note 23)				(1 493)	(1 086)	(4 272)

				14 356	14 111	13 615

(1)
No additional A preference shares debt was raised in the current year (2010—Rnil; 2009—R1 530 million) within special purpose entities as part of the Sasol Inzalo share transaction (refer note 46.2). During the year, R14 million (2010—R14 million; 2009—R7 million) was repaid in respect of the capital portion related to these preference shares. Dividends on these preference shares are payable in semi-annual instalments ending October 2018. It is required that 50% of the principal amount be repaid between October 2008 and October 2018, with the balance of the debt repayable at that date. The A Preference shares are secured by a first right over the Sasol preferred ordinary shares held by the special purpose entities. It therefore has no direct recourse against Sasol Limited. The Sasol preferred ordinary shares held may not be disposed of or encumbered in any way.

(2)
No additional B preference shares debt was raised in the current year (2010—Rnil; 2009—R765 million) within special purpose entities as part of the Sasol Inzalo share transaction. Dividends on these preference shares are payable in semi-annual instalments ending October 2018. The principal amount is repayable on maturity during October 2018. The B Preference shares are secured by a second right over the Sasol preferred ordinary shares held by the special purpose entities. It therefore has no direct recourse against Sasol Limited. The Sasol preferred ordinary shares held may not be disposed of or encumbered in any way.

(3)
No additional C preference shares debt was raised in the current year (2010—Rnil; 2009—R1 900 million) within special purpose entities as part of the Sasol Inzalo share transaction. Dividends and the principal amount on these preference shares are payable on maturity during October 2018. The C Preference shares are secured by a guarantee from Sasol Limited.

(4)
A preference shares debt was raised in the current year as part of the Sasol Ixia Coal transaction (refer note 46.3). Dividends and the principal amount on these preference shares are payable on maturity between March 2013 and October 2018. The A preference shares are secured by preference shares held by Sasol Mining Holdings (Pty) Ltd, a subsidiary of Sasol Limited. These preference shares may not be disposed of or encumbered in any way.

Sasol Limited Group

Notes to the Financial Statements (Continued)

17      Long-term debt (Continued)

Banking facilities and debt arrangements at 30 June 2011

	Expiry date	Currency	Rand equivalent	Utilisation

			Rm	Rm
Sasol Financing
Uncommitted facilities
Commercial banking facilities	Various (short-term)	Rand	6 662	32
Commercial paper programme	None	Rand	6 000	—
Committed facility
Revolving credit facility (bilateral)	June 2013	US dollar	1 016	—
Commercial banking facilities	Various (short-term)	Rand	2 000	—
Sasol Financing International
Committed facility
Revolving credit facility (bilateral)	June 2013	US dollar	1 016	—
Other commercial banking facilities	Various	Euro	116	116
Other Sasol businesses
Uncommitted facilities
Commercial banking facilities	Various (short-term)	Rand	7 994	—
Asset based finance
Republic of Mozambique Pipeline Investments Company (Pty) Ltd	December 2017	Rand	2 316	2 316
Sasol Petroleum Temane Limitada	June 2015	Rand and Euro	542	542
Debt arrangements
Arya Sasol Polymer Company	March 2016	Euro	1 738	1 738
National Petroleum Refiners of South Africa (Pty) Ltd	Various	Rand	1 837	1 654
Sasol Inzalo Groups Funding (Pty) Ltd (preference shares)	October 2011 to October 2018	Rand	2 498	2 498
Sasol Inzalo Public Funding (Pty) Ltd (preference shares)	October 2011 to October 2018	Rand	4 680	4 680
Sasol Mining Holdings (Pty) Ltd (preference shares)	March 2013 to October 2018	Rand	707	707
Property finance leases
Sasol Oil (Pty) Ltd and subsidiaries	Various	Rand	729	729
Other banking facilities and debt arrangements	Various	Various	2 585	1 155

			42 436	16 167

Comprising
Long-term debt				15 849
Short-term debt				109
Bank overdraft (refer note 16)				209

16 167

Financial covenants

        There were no events of default during the current year. The group is in compliance with its debt covenants, none of which are expected to represent material restrictions on funding or investment policies in the foreseeable future.

Sasol Limited Group

Notes to the Financial Statements (Continued)

18    Long-term financial liabilities

	Note	2011	2010	2009

		Rm	Rm	Rm
Financial guarantees recognised		32	35	37
Forward exchange contracts recognised		75	36	110
Interest rate derivatives recognised		4	13	—
Less amortisation of financial guarantees		(5)	(5)	(3)

		106	79	144
Less short-term portion of financial guarantees	24	(3)	(4)	(1)

Arising on long-term financial instruments		103	75	143

        In terms of the sale of 25% in Sasol Oil (Pty) Ltd to Tshwarisano LFB Investment (Pty) Ltd during 2007, facilitation for the financing requirements has been provided. A financial liability for the fair value of this guarantee, amounting to R39 million was recognised. This liability is being amortised over the period of the guarantee using the effective interest rate method.

        In terms of the sale of 25% in Republic of Mozambique Pipeline Investments Company (Pty) Ltd to Companhia de Moçambicana de Gasoduto during 2007, facilitation for the financing requirements has been provided. A financial liability for the fair value of this guarantee, amounting to R17 million was recognised. This liability is being amortised over the period of the guarantee using the effective interest rate method.

	2011	2010	2009

	Rm	Rm	Rm
Fair value of financial liabilities	99	73	139

Fair value of long-term financial guarantees

        The fair value of long-term financial guarantees was calculated based on the present value of future principal and interest cash flows of the related debt, discounted at the market rate of interest at the reporting date, consistent with the method of calculation at the inception of the guarantee. The interest rates used range between 13,16%–13,29%

Fair value of forward exchange contracts

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

Fair value of interest rate derivatives

        The fair value of interest rate derivatives was determined by reference to quoted market prices for similar instruments.

Sasol Limited Group

Notes to the Financial Statements (Continued)

19    Long-term provisions

	Note	2011	2010	2009

		Rm	Rm	Rm
Balance at beginning of year		7 587	6 906	5 614
Capitalised in property, plant and equipment and assets under construction		233	109	243
Operating income charge		1 230	1 173	1 377
increase for year		1 190	1 105	1 216
reversal of unutilised amounts		(12)	(161)	(277)
effect of change in discount rate		52	229	438
Notional interest	40	468	373	374
Utilised during year (cash flow)		(486)	(904)	(537)
Reclassification from/(to) held for sale		4	16	(25)
Reclassification from other payables		—	54	—
Reclassification from short-term provisions	25	23	—	—
Disposal of businesses		—	(9)	—
Foreign exchange differences recognised in income statement		22	—	—
Translation of foreign operations	47	(38)	(131)	(140)

Balance at end of year		9 043	7 587	6 906
Less short-term portion	25	(810)	(574)	(1 177)

Long-term provisions		8 233	7 013	5 729

Comprising
Environmental		6 900	6 109	4 819
Other		2 143	1 478	2 087
provision against guarantees		405	405	1 104
share appreciation rights		909	304	243
long-term supply obligation		142	142	142
foreign early retirement provisions		224	214	—
other		463	413	598

		9 043	7 587	6 906

Sasol Limited Group

Notes to the Financial Statements (Continued)

19    Long-term provisions (Continued)

	2011	2010	2009

	Rm	Rm	Rm
Business segmentation
South African energy cluster	5 254	4 524	3 299
Mining	815	669	567
Gas	178	141	112
Synfuels	3 931	3 503	2 441
Oil	330	211	179
International energy cluster	456	619	591
Synfuels International	157	377	352
Petroleum International	299	242	239
Chemical cluster	1 898	1 727	1 661
Polymers	176	63	50
Solvents	173	144	130
Olefins & Surfactants	749	714	666
Other	800	806	815
Other businesses	625	143	178

Total operations	8 233	7 013	5 729

Expected timing of future cash-flows
Within one year	810	574	1 177
One to two years	670	828	370
Two to three years	784	628	688
Three to four years	540	448	552
Four to five years	291	393	261
More than five years	5 948	4 716	3 858

	9 043	7 587	6 906

Estimated undiscounted obligation	38 083	27 215	22 965

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

        The determination of long-term provisions, in particular environmental provisions, remains a key area where management's judgement is required. Estimating the future cost of these obligations is complex and requires management to make estimates and judgements because most of the obligations will only be fulfilled in the future and contracts and laws are often not clear regarding what is required. The resulting provisions could also be influenced by changing technologies and political, environmental, safety, business and statutory considerations. It is envisaged that, based on the current information

Sasol Limited Group

Notes to the Financial Statements (Continued)

19    Long-term provisions (Continued)

available, any additional liability in excess of the amounts provided will not have a material adverse effect on the group's financial position, liquidity or cash flow.

        The following risk-free rates were used to discount the estimated cash flows based on the underlying currency and time duration of the obligation.

	2011	2010	2009

	%	%	%
South Africa	6,0 to 8,5	6,6 to 8,4	7,4 to 8,9
Europe	1,9 to 4,1	1,0 to 3,8	1,2 to 4,2
United States of America	0,4 to 4,1	0,6 to 4,5	0,8 to 4,2
Canada	1,2 to 4,1	—	—

        A 1% change in the discount rate would have the following effect on the long-term provisions recognised

	2011	2010	2009

	Rm	Rm	Rm
Increase in the discount rate	(1 076)	(739)	(467)
amount capitalised to property, plant and equipment	(168)	(139)	(125)
amount recognised in income statement	(908)	(600)	(342)
Decrease in the discount rate	1 348	911	590
amount capitalised to property, plant and equipment	211	174	102
amount recognised in income statement	1 137	737	488

	Environmental 2011	Other 2011	Total 2011

	Rm	Rm	Rm
Balance at beginning of year	6 109	1 478	7 587
Capitalised in property, plant and equipment	233	—	233
Operating income charge	301	929	1 230
increase for year	259	931	1 190
reversal of unutilised amounts	(6)	(6)	(12)
effect of change in discount rate	48	4	52
Notional interest	441	27	468
Utilised during year (cash flow)	(182)	(304)	(486)
Reclassification from held for sale	4	—	4
Reclassification from short-term provisions	23	—	23
Foreign exchange differences recognised in income statement	(21)	43	22
Translation of foreign operations	(8)	(30)	(38)

Balance at end of year	6 900	2 143	9 043

Sasol Limited Group

Notes to the Financial Statements (Continued)

20    Post-retirement benefit obligations

	Note	2011	2010	2009

		Rm	Rm	Rm
Post-retirement healthcare benefits	20.1	2 821	2 535	2 315
Pension benefits	20.2	2 199	1 992	2 199

Total post-retirement benefit obligations		5 020	4 527	4 514
Less short-term portion
post-retirement healthcare benefits	25	(85)	—	(16)
pension benefits	25	(39)	(32)	(44)

		4 896	4 495	4 454

20.1 Post-retirement healthcare benefits

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

	South Africa	United States of America

For the year ended 30 June
Last actuarial valuation	31 March 2011	30 June 2011
Full/interim valuation	Full	Full
Valuation method adopted	Projected unit credit	Projected unit credit

Sasol Limited Group

Notes to the Financial Statements (Continued)

20    Post-retirement benefit obligations (Continued)

Principal actuarial assumptions

        Weighted average assumptions used in performing actuarial valuation determined in consultation with independent actuaries.

	South Africa		United States of America

	2011	2010	2011		2010

	%	%	%		%
At valuation date
Healthcare cost inflation
Initial	7,6	7,9	7,0	*	7,0	*
Ultimate	7,6	7,9	5,5	*	5,5	*
Discount rate	9,0	8,9	4,5		5,3

*
The healthcare cost inflation rate in respect of the plans for the United States of America is capped. All future increases due to the healthcare cost inflation will be borne by the participants.

Reconciliation of projected benefit obligation to the amount recognised in the statement of financial position

	South Africa		United States of America		Total

	2011	2010	2011	2010	2011	2010

	Rm	Rm	Rm	Rm	Rm	Rm
For the year ended 30 June
Projected benefit obligation	2 781	2 638	133	143	2 914	2 781
Unrecognised past service cost	—	—	(1)	(1)	(1)	(1)
Unrecognised actuarial losses	(69)	(231)	(23)	(14)	(92)	(245)

Total post-retirement healthcare obligation	2 712	2 407	109	128	2 821	2 535
Less short-term portion	(73)	—	(12)	—	(85)	—

Non-current post-retirement healthcare obligation	2 639	2 407	97	128	2 736	2 535

Sasol Limited Group

Notes to the Financial Statements (Continued)

20    Post-retirement benefit obligations (Continued)

Reconciliation of the total post-retirement healthcare obligation recognised in the statement of financial position

	South Africa		United States of America		Total

	2011	2010	2011	2010	2011	2010

	Rm	Rm	Rm	Rm	Rm	Rm
For the year ended 30 June
Total post-retirement healthcare obligation at beginning of year	2 407	2 182	128	133	2 535	2 315
Current service cost	98	76	3	3	101	79
Interest cost	290	208	7	8	297	216
Benefits paid	(83)	(59)	(14)	(15)	(97)	(74)
Translation of foreign operations	—	—	(15)	(1)	(15)	(1)

Total post-retirement healthcare obligation at end of year	2 712	2 407	109	128	2 821	2 535

Reconciliation of projected benefit obligation

	South Africa		United States of America		Total

	2011	2010	2011	2010	2011	2010

	Rm	Rm	Rm	Rm	Rm	Rm
For the year ended 30 June
Projected benefit obligations at beginning of year	2 638	2 387	143	145	2 781	2 532
Current service cost	98	76	3	3	101	79
Interest cost	290	208	7	8	297	216
Net actuarial (gains)/losses	(162)	26	11	3	(151)	29
Benefits paid	(83)	(59)	(14)	(15)	(97)	(74)
Translation of foreign operations	—	—	(17)	(1)	(17)	(1)

Projected benefit obligation at end of year	2 781	2 638	133	143	2 914	2 781

Net post-retirement healthcare costs recognised in the income statement

	South Africa		United States of America		Total

	2011	2010	2011	2010	2011	2010

	Rm	Rm	Rm	Rm	Rm	Rm
For the year ended 30 June
Current service cost	98	76	3	3	101	79
Interest cost	290	208	7	8	297	216

Net periodic benefit cost	388	284	10	11	398	295

Sasol Limited Group

Notes to the Financial Statements (Continued)

20    Post-retirement benefit obligations (Continued)

Sensitivity analysis

        Assumed healthcare cost trend rates have a significant effect on the amounts reported for the post-retirement healthcare benefits. A one percentage-point change in assumed healthcare cost trend rates could increase or decrease the relevant amount to:

	South Africa		United States of America

	% point increase	% point decrease	% point increase		% point decrease

	Rm	Rm	Rm		Rm
2011
Total service and interest cost components	454	324	10	*	10	*
Accumulated post-retirement benefit obligations	3 308	2 372	133	*	133	*

2010
Total service and interest cost components	378	260	11	*	11	*
Accumulated post-retirement benefit obligations	3 163	2 236	143	*	143	*

*
A change in the healthcare cost inflation for the United States of America will not have an effect on the above components or the obligation as the employer's cost is capped and all future increases due to the healthcare cost inflation are borne by the participants. The effect shown is the current year charge for the service and interest cost and the current year projected benefit obligation.

Post-retirement healthcare obligation per statement of financial position

	2011	2010	2009	2008	2007

	Rm	Rm	Rm	Rm	Rm
For the year ended 30 June
Projected benefit obligation	2 914	2 781	2 532	2 538	2 383
Unrecognised past service cost	(1)	(1)	(1)	(2)	3
Unrecognised actuarial losses	(92)	(245)	(216)	(290)	(359)

Total post-retirement healthcare obligation	2 821	2 535	2 315	2 246	2 027
Less short-term portion	(85)	—	(16)	(24)	(24)

Non-current post-retirement healthcare obligation	2 736	2 535	2 299	2 222	2 003

20.2 Pension benefits

        The group operates or contributes to defined benefit pension plans and defined contribution plans in the countries in which it operates.

        Contributions by the group and in some cases the employees are made for funds set up in South Africa and the United States of America while no contributions are made for plans established in other geographic areas like Europe.

Sasol Limited Group

Notes to the Financial Statements (Continued)

20    Post-retirement benefit obligations (Continued)

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

        The assets of the Sasol Pension Fund (the Fund) are held separately from those of the company in a trustee administered fund, registered in terms of the South African Pension Funds Act, 1956. Included in the Fund assets are 2 075 208 Sasol ordinary shares valued at R739 million at year end (2010—2 328 408 shares at R639 million) purchased under terms of an approved investment strategy.

Contributions

        The annual pension charge is determined in consultation with the pension fund's independent actuary and is calculated using assumptions consistent with those used at the last actuarial valuation of the pension fund. The Fund assets have been valued at fair value.

        The prepayment of R265 million (2010—R178 million) in the statement of financial position represents the accumulated excess of the actual contributions paid to the pension fund in excess of the accumulated pension liability and the surplus that arose prior to 31 December 2002, to which the company is entitled in terms of the Surplus Apportionment Scheme as well as the rules of the fund.

        Members of the defined benefit section are required to contribute to the pension fund at the rate of 7,5% of pensionable salary. Sasol meets the balance of the cost of providing benefits. Company contributions are based on the results of the actuarial valuation of the pension fund in terms of South African legislation and are agreed by Sasol Limited and the pension fund trustees.

        Contributions, for the defined contributions section, are paid by the members and Sasol at fixed rates. Contributions to the defined contribution fund by the group for the year ended 30 June 2011 amounted to R1 076 million, comprising R740 million of contributions made by the employer and R336 million in respect of employees (2010—R936 million, comprising R615 million in respect of employer contributions and R321 in respect of employee contributions).

Limitation of asset recognition

        In December 2001, the Pension Funds Second Amendment Act (the Act) was promulgated. The Act generally provides for the payment of enhanced benefits to former members, minimum pension increases for pensioners and the apportionment of any actuarial surplus existing in the Fund, at the

Sasol Limited Group

Notes to the Financial Statements (Continued)

20    Post-retirement benefit obligations (Continued)

apportionment date, in an equitable manner between existing members including pensioners, former members and the employer in such proportions as the trustees of the Fund shall determine.

        In terms of the the Act, the Fund undertook a surplus apportionment exercise as at December 2002. The surplus apportionment exercise, and the 31 December 2002 statutory valuation of the Fund, was approved by the Financial Services Board on 26 September 2006. Payments of benefits to former members in terms of the surplus apportionment scheme have been substantially completed and an amount of R113 million (2010—R108 million) has been set aside for members that have not claimed their benefits.

        Based on the latest actuarial valuation of the fund and the approval of the trustees of the surplus allocation, the company has an unconditional entitlement to only the funds in the employer surplus account and the contribution reserve. The estimated surplus due to the company amounted to approximately R265 million as at 31 March 2011 and has been included in the pension asset recognised in the current year.

Membership

        A significant number of employees are covered by union sponsored, collectively bargained, and in some cases, multi employer defined contribution pension plans. Information from the administrators of these plans offering defined benefits is not sufficient to permit the company to determine its share, if any, of any unfunded vested benefits.

        The group occupies certain properties owned by the Sasol Pension Fund. The fair value of investment properties owned by the Sasol Pension Fund is R3 369 million as at 30 June 2011 (2010—R3 129 million).

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

Sasol Limited Group

Notes to the Financial Statements (Continued)

20    Post-retirement benefit obligations (Continued)

Pension fund assets

        The assets of the pension funds are invested as follows:

	South Africa		United States of America

	2011	2010	2011	2010

	%	%	%	%
At 30 June
Equities
local	56	57	28	34
foreign	10	9	13	14
Fixed interest	9	8	51	36
Property	19	19	—	—
Other	6	7	8	16

Total	100	100	100	100

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

Sasol Limited Group

Notes to the Financial Statements (Continued)

20    Post-retirement benefit obligations (Continued)

        The trustees target the plans' asset allocation within the following ranges within each asset class:

	South Africa(1)		United States of America

	Minimum	Maximum	Minimum	Maximum

	%	%	%	%
Asset classes
Equities
local	50	60	25	75
foreign	—	15	—	15
Fixed interest	10	25	20	65
Property	10	25	—	—
Other	—	10	—	20

(1)
Members of the fund have a choice of four investment portfolios. The targeted allocation disclosed represents the moderate balanced investment portfolio which the majority of the members of the fund have adopted. The total assets of the fund under these investment portfolios are R99 million, R22 264 million, R436 million and R104 million for the low portfolio, moderate portfolio, aggressive portfolio and money market portfolio, respectively. Defined benefit members' funds are invested in the moderate balanced portfolio. The money market portfolio is restricted to pensioners only.

        The trustees of the respective funds monitor investment performance and portfolio characteristics on a regular basis to ensure that managers are meeting expectations with respect to their investment approach. There are restrictions and controls placed on managers in this regard.

	South Africa	United States of America	Europe

For the year ended 30 June
Last actuarial valuation	31 March 2011	30 June 2011	30 June 2011
Full/interim valuation	Full	Full	Full
Valuation method adopted	Projected unit credit	Projected unit credit	Projected unit credit

        The plans have been assessed by the actuaries and have been found to be in sound financial positions.

Principal actuarial assumptions

        Weighted average assumptions used in performing actuarial valuation determined in consultation with independent actuaries

			Foreign

	South Africa		United States of America		Europe

	2011	2010	2011	2010	2011	2010

	%	%	%	%	%	%
At valuation date
Discount rate	9,0	8,9	3,8	4,2	5,5	5,0
Expected return on plan assets	9,7	9,7	7,5	7,5	5,0	5,0
Average salary increases	7,1	7,0	4,2	4,2	2,9	2,9
Average pension increases	3,8	3,7	—	—	2,2	2,0

Sasol Limited Group

Notes to the Financial Statements (Continued)

20    Post-retirement benefit obligations (Continued)

        Assumptions regarding future mortality are based on published statistics and mortality tables.

Reconciliation of the funded status to amounts recognised in the statement of financial position

	South Africa		Foreign		Total

	2011	2010	2011	2010	2011	2010

	Rm	Rm	Rm	Rm	Rm	Rm
For the year ended 30 June
Projected benefit obligation (funded obligation)	6 719	5 835	1 042	1 028	7 761	6 863
Plan assets	(7 637)	(6 646)	(1 000)	(972)	(8 637)	(7 618)
Projected benefit obligation (unfunded obligation)	—	—	2 310	2 292	2 310	2 292
Unrecognised actuarial net losses	—	—	(680)	(967)	(680)	(967)
Asset not recognised due to asset limitation	653	633	—	—	653	633

Net liability/(asset) recognised	(265)	(178)	1 672	1 381	1 407	1 203

Comprising
Prepaid pension asset (refer note 8)	(265)	(178)	(527)	(611)	(792)	(789)
Pension benefit obligation	—	—	2 199	1 992	2 199	1 992
Long-term portion	—	—	2 160	1 960	2 160	1 960
Short-term portion	—	—	39	32	39	32

Net liability/(asset) recognised	(265)	(178)	1 672	1 381	1 407	1 203

Reconciliation of projected benefit obligation (funded obligation)

	South Africa		Foreign		Total

	2011	2010	2011	2010	2011	2010

	Rm	Rm	Rm	Rm	Rm	Rm
For the year ended 30 June
Projected benefit obligation at beginning of year	5 835	5 102	1 028	882	6 863	5 984
Current service cost	10	9	35	36	45	45
Interest cost	498	433	41	46	539	479
Actuarial losses	160	513	150	234	310	747
Member contributions	3	3	—	—	3	3
Benefits paid	(444)	(455)	(88)	(159)	(532)	(614)
Translation of foreign operations	—	—	(124)	(3)	(124)	(3)
Curtailments and settlements	—	—	—	(8)	—	(8)
Transfer from defined contribution plan(1)	657	230	—	—	657	230

Projected benefit obligation at end of year	6 719	5 835	1 042	1 028	7 761	6 863

(1)
Amount represents retired employees from the defined contribution section of the plan, who, on retirement, have elected to participate in the defined benefit plan by purchasing a defined benefit pension from the fund.

Sasol Limited Group

Notes to the Financial Statements (Continued)

20    Post-retirement benefit obligations (Continued)

Reconciliation of projected benefit obligation (unfunded obligation)

	Foreign		Total

	2011	2010	2011	2010

	Rm	Rm	Rm	Rm
For the year ended 30 June
Projected benefit obligation at beginning of year	2 292	2 132	2 292	2 132
Current service cost	66	62	66	62
Past service cost	7	17	7	17
Interest cost	117	126	117	126
Actuarial gains/(losses)	(202)	380	(202)	380
Benefits paid	(73)	(89)	(73)	(89)
Translation of foreign operations	103	(342)	103	(342)
Reclassification from held for sale	—	6	—	6

Projected benefit obligation at end of year	2 310	2 292	2 310	2 292

Reimbursement right recognised at fair value(1)	77	—	77	—

(1)
Certain of the foreign defined benefit plans have reimbursement rights under contractually agreed legal binding terms that match the amount and timing of some of the benefits payable under the plan. Those benefits have a present value of R77 million and have been recognised in long-term receivables.

Reconciliation of plan assets of funded obligation

	South Africa		Foreign		Total

	2011	2010	2011	2010	2011	2010

	Rm	Rm	Rm	Rm	Rm	Rm
For the year ended 30 June
Fair value of plan assets at beginning of year	6 646	5 261	972	824	7 618	6 085
Actual return on plan assets	770	1 603	185	189	955	1 792
Plan participant contributions	3	3	—	—	3	3
Employer contributions	5	4	50	129	55	133
Benefit payments	(444)	(455)	(88)	(159)	(532)	(614)
Translation of foreign operations	—	—	(119)	(3)	(119)	(3)
Transfer from defined contribution plan(1)	657	230	—	—	657	230
Curtailments and settlements	—	—	—	(8)	—	(8)

Fair value of plan assets at end of year	7 637	6 646	1 000	972	8 637	7 618

(1)
Amount represents retired employees from the defined contribution section of the plan, who, on retirement, have elected to participate in the defined benefit plan by purchasing a defined benefit pension from the fund.

Sasol Limited Group

Notes to the Financial Statements (Continued)

20    Post-retirement benefit obligations (Continued)

Net periodic pension cost/(gain) recognised in the income statement

	South Africa		Foreign		Total

	2011	2010	2011	2010	2011	2010

	Rm	Rm	Rm	Rm	Rm	Rm
Current service cost	10	9	101	98	111	107
Past service cost	—	—	7	17	7	17
Interest cost	498	433	158	172	656	605
Expected return on plan assets	(624)	(494)	(68)	(65)	(692)	(559)
Recognised actuarial losses/(gains)	15	(596)	62	55	77	(541)
Asset limitation cost	18	622	—	—	18	622

Net pension cost/(gain)	(83)	(26)	260	277	177	251

Actual return on plan assets	770	1 603	185	189	955	1 792

Contributions

        Funding is based on actuarially determined contributions. The following table sets forth the projected pension contributions for the 2012 financial year.

	South Africa	Foreign

	Rm	Rm
Pension contributions	10	49

Post-retirement pension obligation per statement of financial position

	2011	2010	2009	2008	2007

	Rm	Rm	Rm	Rm	Rm
For the year ended 30 June
Projected benefit obligation (funded obligation)	7 761	6 863	5 984	6 069	5 532
Plan assets	(8 637)	(7 618)	(6 085)	(6 709)	(6 223)
Projected benefit obligation (unfunded obligation)	2 310	2 292	2 132	2 453	2 034
Unrecognised actuarial net losses	(680)	(967)	(560)	(165)	(130)
Asset not recognised due to asset limitation	653	633	12	225	221

Net liability recognised	1 407	1 203	1 483	1 873	1 434

21    Long-term deferred income

	Note	2011	2010	2009

		Rm	Rm	Rm
Total deferred income		613	476	479
Short-term portion	26	(115)	(203)	(182)

		498	273	297

Sasol Limited Group

Notes to the Financial Statements (Continued)

21    Long-term deferred income (Continued)

        Amounts received in respect of capital investment, to be recognised in income over the useful lives of the underlying assets, as well as emission rights received to be recognised in the income statement as the emissions are generated.

Business segmentation

	2011	2010	2009

	Rm	Rm	Rm
South African energy cluster	162	42	44
Gas	18	22	25
Synfuels	124	—	—
Oil	20	20	19
Chemical cluster	336	231	253
Polymers	133	168	172
Solvents	16	—	—
Olefins & Surfactants	185	63	81
Other chemical businesses	2	—	—

Total operations	498	273	297

22    Deferred tax

	Note	2011	2010	2009

		Rm	Rm	Rm
Reconciliation
Balance at beginning of year		9 307	7 984	6 993
Current year charge		2 021	1 375	966
per the income statement	41	1 998	1 383	1 067
per the statement of comprehensive income	44	23	(8)	(101)
Reclassification from held for sale		—	—	140
Foreign exchange differences recognised in income statement		(83)	—	—
Translation of foreign operations	47	(74)	(52)	(115)

Balance at end of year		11 171	9 307	7 984

Comprising
Deferred tax assets		(1 101)	(1 099)	(1 184)
Deferred tax liabilities		12 272	10 406	9 168

		11 171	9 307	7 984

        Deferred tax assets and liabilities are determined based on the tax status and rates of the underlying entities.

Sasol Limited Group

Notes to the Financial Statements (Continued)

22    Deferred tax (Continued)

Deferred tax is attributable to the following temporary differences

	2011	2010	2009

	Rm	Rm	Rm
Assets
Property, plant and equipment	533	244	937
Short- and long-term provisions	(883)	(557)	(760)
Calculated tax losses	(418)	(661)	(1 142)
Other	(333)	(125)	(219)

	(1 101)	(1 099)	(1 184)

Liabilities
Property, plant and equipment	15 924	14 553	12 147
Intangible assets	74	34	63
Current assets	(253)	(308)	(295)
Short- and long-term provisions	(2 643)	(2 605)	(2 145)
Calculated tax losses	(865)	(1 030)	(414)
Other	35	(238)	(188)

	12 272	10 406	9 168

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

	2011	2010	2009

	Rm	Rm	Rm
Attributable to the following tax jurisdictions
South Africa	9 217	7 830	6 764
United States of America	669	592	560
Germany	615	361	179
Mozambique	735	694	568
Italy	(273)	(230)	(81)
Other	208	60	(6)

	11 171	9 307	7 984

Sasol Limited Group

Notes to the Financial Statements (Continued)

22    Deferred tax (Continued)

Calculated tax losses

(before applying the applicable tax rate)

	2011	2010	2009

	Rm	Rm	Rm
Available for offset against future taxable income	8 414	9 071	10 621
Utilised against the deferred tax balance	(3 158)	(4 016)	(5 156)

Not recognised as a deferred tax asset	5 256	5 055	5 465

        Deferred tax assets have been recognised to the extent that it is probable that the entities will generate future taxable income against which these tax losses can be utilised.

        A portion of the estimated tax losses available may be subject to various statutory limitations as to its usage.

Calculated tax losses carried forward that have not been recognised

	2011	2010	2009

	Rm	Rm	Rm
Expiry between one and two years	588	837	787
Expiry between two and five years	993	874	823
Expiry thereafter	2 699	2 846	3 345
Indefinite life	976	498	510

	5 256	5 055	5 465

Unremitted earnings of foreign subsidiaries, foreign associates and foreign incorporated joint ventures

        No provision is made for the income tax effect that may arise on the remittance of unremitted earnings by certain foreign subsidiaries, foreign associates and foreign incorporated joint ventures. It is management's intention that, where there is no double taxation relief, these earnings will be permanently re-invested in the group.

Sasol Limited Group

Notes to the Financial Statements (Continued)

22    Deferred tax (Continued)

	2011	2010	2009

	Rm	Rm	Rm
Unremitted earnings at end of year that would be subject to withholding tax	7 100	6 580	4 201
Europe	1 373	1 389	1 225
Rest of Africa	1 250	778	560
United States of America	339	575	425
Other	4 138	3 838	1 991
Tax effect if remitted	125	131	165
Europe	67	67	115
Rest of Africa	4	3	6
United States of America	17	32	10
Other	37	29	34

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

	2011	2010	2009

	Rm	Rm	Rm
Undistributed earnings that would be subject to STC	110 172	100 886	92 054
Tax effect if distributed	11 017	10 089	9 205
Available STC credits at end of year	159	162	87

Dividend withholding tax

        STC will be replaced by a dividends withholding tax at the rate of 10% with effect from 1 April 2012. Currently, the company is liable to pay the STC arising on dividends distributed to shareholders. The change to the dividend withholding tax will result in the shareholders being liable for the tax.

        Subsequent to 1 April 2012, deferred tax assets can no longer be recognised in respect of STC credits. At 30 June 2011, deferred tax assets relating to STC have been recognised only to the extent that it is probable that the credits will be utilised before 1 April 2012.

Sasol Limited Group

Notes to the Financial Statements (Continued)

Current liabilities

	Note	2011	2010	2009

		Rm	Rm	Rm
Liabilities in disposal groups held for sale	11	—	4	65
Short-term debt	23	1 602	1 542	4 762
Short-term financial liabilities	24	136	357	354
Short-term provisions	25	2 760	2 647	3 592
Short-term deferred income	26	885	266	464
Tax payable	27	725	550	702
Trade payables and accrued expenses	28	16 718	13 335	12 921
Other payables	29	4 239	4 049	3 302
Bank overdraft	16	209	119	80

		27 274	22 869	26 242

23    Short-term debt

	Note	2011	2010	2009

		Rm	Rm	Rm
Bank loans		75	411	443
Other		34	45	47

Short-term debt		109	456	490
Short-term portion of long-term debt	17	1 493	1 086	4 272

		1 602	1 542	4 762

Reconciliation
Balance at beginning of year		456	490	2 375
Loans raised		118	170	280
Loans repaid		(413)	(199)	(2 091)
Translation effect of foreign currency loans		—	—	(52)
Translation of foreign operations	47	(52)	(5)	(22)

Balance at end of year		109	456	490

Currency analysis
US dollar		99	139	134
Other currencies		10	317	356

		109	456	490

Interest bearing status
Interest bearing debt		109	442	490
Non-interest bearing debt		—	14	—

		109	456	490

        Short-term debt bears interest at market related rates. The weighted average interest rate applicable to short-term debt for the year was approximately 2,42% (2010—18,19%; 2009—17,98%).

Sasol Limited Group

Notes to the Financial Statements (Continued)

23    Short-term debt (Continued)

Security

        All short-term debt is unsecured.

	2011	2010	2009

	Rm	Rm	Rm
Business segmentation
Synfuels International	—	14	—
Polymers	—	300	291
Olefins & Surfactants	45	31	87
Other chemical businesses	64	111	112

Total operations	109	456	490

Fair value of short-term debt

        The carrying value of short-term external debt approximates fair value because of the short period to maturity. The fair value of the short-term portion of long-term debt is disclosed in note 17.

24    Short-term financial liabilities

	Note	2011	2010	2009

		Rm	Rm	Rm
Forward exchange contracts		118	339	350
Interest rate derivatives		15	13	—
Commodity derivatives		—	1	3
Short-term portion of financial guarantees	18	3	4	1

Arising on short-term financial instruments		136	357	354

used for cash flow hedging		48	131	9
held for trading		88	226	345

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

Sasol Limited Group

Notes to the Financial Statements (Continued)

24    Short-term financial liabilities (Continued)

Interest rate and commodity derivatives

        The fair value of interest rate and commodity derivatives were determined by reference to quoted market prices for similar instruments.

25    Short-term provisions

	Note	2011	2010	2009

		Rm	Rm	Rm
Employee provisions		144	160	173
Insurance related provisions		88	128	238
Restructuring provisions		—	111	78
Provision in respect of EGTL		1 124	1 274	1 280
Provision against guarantees		178	122	159
Other provisions		292	246	427

		1 826	2 041	2 355
Short-term portion of
long-term provisions	19	810	574	1 177
post-retirement benefit obligations	20	124	32	60

		2 760	2 647	3 592

Reconciliation
Balance at beginning of year		2 041	2 355	716
Acquisition of businesses	55	—	—	1
Disposal of businesses	56	—	—	1 280
Net income statement movement*		(163)	(274)	446
Reclassification to long-term provisions	19	(23)	—	—
Foreign exchange differences recognised in income statement		(25)	—	—
Translation of foreign operations	47	(4)	(40)	(88)

Balance at end of year		1 826	2 041	2 355

*
Included in the movement of short-term provisions are changes relating to the increase in emission obligations for the year as well as the utilisation of emission rights in reducing these provisions.

Sasol Limited Group

Notes to the Financial Statements (Continued)

25    Short-term provisions (Continued)

	2011	2010	2009

	Rm	Rm	Rm
Business segmentation
South African energy cluster	261	224	161
Mining	129	62	46
Gas	16	1	1
Synfuels	82	141	79
Oil	34	20	35
International energy cluster	1 237	1 387	2 118
Synfuels International	1 188	1 326	2 085
Petroleum International	49	61	33
Chemical cluster	835	682	1 004
Polymers	49	65	70
Solvents	130	141	144
Olefins & Surfactants	368	275	504
Other	288	201	286
Other businesses	427	354	309

Total operations	2 760	2 647	3 592

26    Short-term deferred income

	Note	2011	2010	2009

		Rm	Rm	Rm
Short-term portion of long-term deferred income	21	115	203	182
Short-term deferred income		770	63	282

		885	266	464

        Short-term deferred income relates mainly to amounts received in respect of the sale of fuel, to be recognised in income when ownership of inventory passes, as well as emission rights received to be recognised in income as the emissions are generated.

Sasol Limited Group

Notes to the Financial Statements (Continued)

27    Tax paid

	Note	2011	2010	2009

		Rm	Rm	Rm
Net amounts unpaid at beginning of year		(194)	(675)	(1 522)
Net interest and penalties on tax		2	22	(14)
Income tax per income statement	41	(7 198)	(5 602)	(9 413)
Acquisition of businesses	55	—	—	(1)
Disposal of businesses	56	(1)	—	—
Foreign exchange differences recognised in income statement		3	—	—
Translation of foreign operations	47	21	21	23

		(7 367)	(6 234)	(10 927)
Net tax payable per statement of financial position		676	194	675
Tax payable		725	550	702
Tax receivable		(49)	(356)	(27)

Per the statement of cash flows		(6 691)	(6 040)	(10 252)

Comprising
Normal tax
South Africa		(4 633)	(4 924)	(8 802)
foreign		(1 284)	(513)	(631)
STC		(774)	(603)	(819)

		(6 691)	(6 040)	(10 252)

Sasol Limited Group

Notes to the Financial Statements (Continued)

28    Trade payables and accrued expenses

	2011	2010	2009

	Rm	Rm	Rm
Trade payables*	11 787	9 311	8 878
Accrued expenses	1 344	573	1 069
Related party payables	833	791	739
third parties*	111	288	149
joint ventures	722	503	590

	13 964	10 675	10 686
Duties payable to revenue authorities	2 401	2 348	2 044
Value added tax	353	312	191

	16 718	13 335	12 921

Currency analysis
Euro	2 971	2 277	1 793
US dollar	3 895	2 284	2 747
Rand	5 506	5 262	5 381
Other currencies	1 592	852	765

	13 964	10 675	10 686

Age analysis of trade payables
Not past due date	10 763	8 292	7 960
Past due 0–30 days	465	611	553
Past due 31–150 days	444	314	292
Past due 151 days–one year	55	40	49
More than one year	60	54	24

	11 787	9 311	8 878

*
Related party payables relating to third parties amounting to R179 million in 2010 and R341 million in 2009 were reclassified to trade payables, having risks and rewards more closely aligned to trade payables.

Sasol Limited Group

Notes to the Financial Statements (Continued)

28    Trade payables and accrued expenses (Continued)

Fair value of trade payables and accrued expenses

        The carrying value approximates fair value because of the short period to settlement of these obligations.

	2011	2010	2009

	Rm	Rm	Rm
Business segmentation
South African energy cluster	7 102	6 124	5 931
Mining	658	592	746
Gas	119	128	104
Synfuels	1 361	1 426	969
Oil	4 964	3 978	4 112
International energy cluster	1 694	443	803
Synfuels International	596	383	526
Petroleum International	1 098	60	277
Chemical cluster	6 007	5 488	4 858
Polymers	867	902	1 131
Solvents	823	864	851
Olefins & Surfactants	3 175	2 475	1 711
Other	1 142	1 247	1 165
Other businesses	1 915	1 280	1 329

Total operations	16 718	13 335	12 921

29    Other payables

	2011	2010	2009

	Rm	Rm	Rm
Employee related payables	3 162	2 950	2 426
Insurance related payables	271	196	198
Fuel related payables*	444	169	192
Other payables	362	734	486

	4 239	4 049	3 302

*
Relates to the overrecovery by Sasol Oil on regulated fuel prices, which will be settled by future changes in the regulated fuel price and commitments to purchase oil from other oil companies.

Sasol Limited Group

Notes to the Financial Statements (Continued)

	2011	2010	2009

	Rm	Rm	Rm
Currency analysis
Euro	573	503	589
US dollar	188	435	482
Rand	3 220	2 881	1 908
Other currencies	258	230	323

	4 239	4 049	3 302

Business segmentation
South African energy cluster	1 232	1 161	717
Mining	237	229	—
Gas	46	41	39
Synfuels	361	428	324
Oil	588	463	354
International energy cluster	107	113	79
Synfuels International	57	65	34
Petroleum International	50	48	45
Chemical cluster	1 219	1 479	1 293
Polymers	31	465	251
Solvents	188	127	124
Olefins & Surfactants	585	423	336
Other	415	464	582
Other businesses	1 681	1 296	1 213

Total operations	4 239	4 049	3 302

Fair value of other payables

        The carrying value approximates fair value because of the short period to maturity.

Sasol Limited Group

Notes to the Financial Statements (Continued)

Results of operations

	Note	2011	2010	2009

		Rm	Rm	Rm
Turnover	30	142 436	122 256	137 836
Cost of sales and services rendered	31	(90 467)	(79 183)	(88 508)
Other operating income	32	1 088	854	1 021
Translation losses	33	(1 016)	(1 007)	(166)
Operating profit	34	29 950	23 937	24 666
Employee numbers and costs	35	(18 756)	(17 546)	(17 532)
Financial instruments (expenses)/income	36	(99)	(442)	4 131
Auditors' remuneration	37	(72)	(78)	(86)
Finance income	38	991	1 332	1 790
Share of profit of associates (net of tax)	39	292	217	270
Finance expenses	40	(1 817)	(2 114)	(2 531)
Taxation	41	(9 196)	(6 985)	(10 480)
Remeasurement items affecting operating profit	42	(532)	65	(1 504)

		Rand	Rand	Rand

Earnings per share	43	32,97	26,68	22,90
Dividend per share	43	13,00	10,50	8,50

		Rm	Rm	Rm

Other comprehensive income	44	(1 943)	(777)	(2 881)

Sasol Limited Group

Notes to the Financial Statements (Continued)

30    Turnover

	2011	2010	2009

	Rm	Rm	Rm
Sale of products	141 018	120 820	136 482
Services rendered	867	889	777
Other trading income	551	547	577

	142 436	122 256	137 836

Comprising
Within South Africa	69 504	61 597	68 256
Exported from South Africa	19 192	16 100	19 348
Outside South Africa	53 740	44 559	50 232

	142 436	122 256	137 836

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

	2011	2010	2009

	Rm	Rm	Rm
Business segmentation
South African energy cluster	60 672	53 493	58 167
Mining	2 029	1 696	2 885
Gas	3 170	2 986	2 829
Synfuels	1 208	879	1 367
Oil	54 265	47 932	51 086
International energy cluster	4 926	3 198	4 183
Synfuels International	3 715	2 282	3 027
Petroleum International	1 211	916	1 156
Chemical cluster	76 811	65 386	75 315
Polymers	16 985	14 236	15 326
Solvents	16 156	14 425	16 317
Olefins & Surfactants	31 116	24 774	28 867
Other chemical businesses	12 554	11 951	14 805
Other businesses	27	179	171

Total operations	142 436	122 256	137 836

Sasol Limited Group

Notes to the Financial Statements (Continued)

31    Cost of sales and services rendered

	2011	2010	2009

	Rm	Rm	Rm
Cost of sales of products	90 088	78 886	87 995
Cost of services rendered	379	297	513

	90 467	79 183	88 508

Business segmentation
South African energy cluster	43 421	39 187	37 727
Mining	5 864	5 833	5 438
Gas	814	784	734
Synfuels	9 533	9 734	6 006
Oil	27 210	22 836	25 549
International energy cluster	2 112	1 371	1 638
Synfuels International	1 393	609	957
Petroleum International	719	762	681
Chemical cluster	42 932	36 819	47 998
Polymers	5 170	4 346	4 951
Solvents	5 002	4 538	6 651
Olefins & Surfactants	23 677	18 920	24 922
Other chemical businesses	9 083	9 015	11 474
Other businesses	2 002	1 806	1 145

Total operations	90 467	79 183	88 508

32    Other operating income

	2011	2010	2009

	Rm	Rm	Rm
Emission rights received	79	143	182
Gain on hedging activities	276	218	187
Bad debts recovered	2	1	3
Insurance proceeds	46	25	111
Other	685	467	538

	1 088	854	1 021

Sasol Limited Group

Notes to the Financial Statements (Continued)

33    Translation losses

	Note	2011	2010	2009

		Rm	Rm	Rm
(Losses)/gains on foreign exchange transactions
realised		(1 331)	(334)	549
unrealised		315	(673)	(715)

		(1 016)	(1 007)	(166)

Comprising
Forward exchange contracts		(422)	(314)	(406)
Trade receivables		(301)	(141)	245
Gain/(loss) on translation of foreign currency loans		44	(463)	(157)
Realisation of foreign currency translation reserve	47	2	—	—
Other		(339)	(89)	152

		(1 016)	(1 007)	(166)

34    Operating profit

	Note	2011	2010	2009

		Rm	Rm	Rm
Operating profit includes
Amortisation of other intangible assets	5	(235)	(203)	(186)
Auditors' remuneration	37	(72)	(78)	(86)
Depreciation of property, plant and equipment	2	(7 165)	(6 509)	(6 059)
Effect of remeasurement items	42	(426)	46	(1 469)
Employee costs (including employee related share-based payment expenses)	35	(18 756)	(17 546)	(17 532)
Exploration expenditure		(285)	(482)	(426)
Operating lease charges
buildings		(369)	(390)	(434)
plant and equipment		(643)	(625)	(677)
Research expenditure		(1 006)	(908)	(922)
Restructuring costs		(103)	(92)	(117)
Technical and other fees		(454)	(296)	(304)
European Commission penalty on Sasol Wax		—	—	(3 678)
Administration penalty on Sasol Polymers		(112)	—	—
Administration penalty on Sasol Nitro		—	—	(251)
Write-down of inventories to net realisable value	12	(120)	(172)	(965)
Reversal of write-down of inventories to net realisable value	12	8	54	—

        Included in operating profit are other expenses, which include share-based payment expenses (refer note 46), remeasurement items (refer note 42), the effect of crude oil hedging (refer note 36), administrative penalties in respect of competition matters (refer above) and exploration expenditure (refer above).

Sasol Limited Group

Notes to the Financial Statements (Continued)

35    Employee numbers and costs

        The total number of permanent and non-permanent employees, excluding contractors and associates' employees, and including a proportionate share of employees within joint venture entities is analysed below:

	2011 Number	2010 Number	2009 Number

Permanent employees	32 866	32 411	32 312
Non-permanent employees	842	643	852

	33 708	33 054	33 164

        The number of employees by principle location of employment is analysed as follows:

	2011 Number	2010 Number	2009 Number

Business segmentation
South African energy cluster	14 909	15 091	14 556
Mining	7 425	7 453	7 178
Gas	273	269	262
Synfuels	5 376	5 362	5 109
Oil	1 835	2 007	2 007
International energy cluster	828	724	650
Synfuels International	514	449	413
Petroleum International	314	275	237
Chemical cluster	11 475	11 712	12 339
Polymers	2 013	2 166	2 216
Solvents	1 509	1 676	1 762
Olefins & Surfactants	2 886	2 824	2 936
Other chemical businesses	5 067	5 046	5 425
Other businesses	6 496	5 527	5 619

Total operations	33 708	33 054	33 164

	Note	2011	2010	2009

		Rm	Rm	Rm
Analysis of employee costs
Labour		17 250	16 603	16 643
wages and salaries		16 750	16 057	16 227
post employment benefits		500	546	416
Share-based payment expenses		1 506	943	889

	34	18 756	17 546	17 532

Sasol Limited Group

Notes to the Financial Statements (Continued)

36    Financial instruments (expenses)/income

	Note	2011	2010	2009

		Rm	Rm	Rm
Financial instruments (expenses)/income recognised in the income statement
Net gain/(loss) on derivative instruments held for trading		118	(318)	4 296
realised effect of crude oil hedging		—	—	4 605
revaluation of crude oil derivatives		118	(87)	(2)
revaluation of cross currency swaps		—	(231)	(307)
Impairment of investments available-for-sale	42	—	(1)	(8)
Impairment of trade receivables
raised during year	13	(293)	(138)	(198)
released during year	13	76	15	41

		(99)	(442)	4 131

37    Auditors' remuneration

	2011	2010	2009

	Rm	Rm	Rm
Audit fees	65	72	79
KPMG	63	71	78
other external auditors	2	1	1
Other fees paid to auditors for advisory services	2	1	—
Tax advisory fees	2	2	3
Expenses	3	3	4

	72	78	86

Sasol Limited Group

Notes to the Financial Statements (Continued)

38    Finance income

	2011	2010	2009

	Rm	Rm	Rm
Dividends received from investments available-for-sale	40	31	27
South Africa	3	5	1
outside South Africa	37	26	26
Interest received	943	1 288	1 760
South Africa	776	988	1 461
outside South Africa	167	300	299
Notional interest received	8	13	3

	991	1 332	1 790

Interest received on
investments available-for-sale	1	—	—
investments held-to-maturity	29	30	41
loans and receivables	174	273	275
cash and cash equivalents	739	985	1 444

	943	1 288	1 760

39    Share of profit of associates (net of tax)

	2011	2010	2009

	Rm	Rm	Rm
Profit before tax	388	289	365
Taxation	(96)	(72)	(95)

Share of profit of associates (net of tax)	292	217	270

Dividends received from associates	397	53	480

Business segmentation
Synfuels	5	4	3
Polymers	286	220	273
Olefins & Surfactants	(1)	(1)	(9)
Other chemical businesses	2	(6)	3

Total operations	292	217	270

Sasol Limited Group

Notes to the Financial Statements (Continued)

40    Finance expenses

	Note	2011	2010	2009

		Rm	Rm	Rm
Bank overdraft		19	7	16
Debt		506	899	1 192
Preference share dividends		677	636	614
Finance leases		75	72	85
Other		100	167	263

		1 377	1 781	2 170
Amortisation of loan costs	17	15	18	21
Notional interest	19	468	373	374

Total finance expenses		1 860	2 172	2 565
Amounts capitalised to assets under construction*	3	(43)	(58)	(34)

Income statement charge		1 817	2 114	2 531

Total finance expenses comprise
South Africa		1 555	1 513	1 692
Outside South Africa		305	659	873

		1 860	2 172	2 565

Total finance expenses before amortisation of loan costs and notional interest		1 377	1 781	2 170
Less interest accrued on debt	17	(479)	—	—
Less interest paid on tax payable		—	—	(2)

Per the statement of cash flows		898	1 781	2 168

*
Finance expenses capitalised during the year relate to specific borrowings only, as the group is in a net interest received position.

Sasol Limited Group

Notes to the Financial Statements (Continued)

41    Taxation

	Note	2011	2010	2009

		Rm	Rm	Rm
South African normal tax		5 235	4 270	8 067
current year		5 249	4 431	8 276
prior years		(14)	(161)	(209)
STC		771	606	831
Foreign tax		1 192	726	515
current year		1 212	735	511
prior years		(20)	(9)	4
Income tax	27	7 198	5 602	9 413
Deferred tax—South Africa	22	1 491	1 105	826
current year		1 435	1 191	653
prior years		56	(86)	173
Deferred tax—foreign	22	507	278	241
current year		816	552	(5)
prior years		(98)	(15)	246
recognition of deferred tax assets*		(211)	(259)	—

		9 196	6 985	10 480

*
Included in the charge per the income statement is the recognition of an amount of R211 million (2010—R259 million) relating to a deferred tax asset not previously recognised due to the uncertainty previously surrounding the utilisation thereof in future years.

Sasol Limited Group

Notes to the Financial Statements (Continued)

41    Taxation (Continued)

	2011	2010	2009

	Rm	Rm	Rm
Business segmentation
South African energy cluster	6 292	5 296	8 395
Mining	687	229	416
Gas	841	722	677
Synfuels	4 481	4 042	7 389
Oil	283	303	(87)
International energy cluster	498	(36)	824
Synfuels International	109	(345)	192
Petroleum International	389	309	632
Chemical cluster	1 778	968	433
Polymers	6	153	(75)
Solvents	451	291	331
Olefins & Surfactants	665	192	(37)
Other	656	332	214
Other businesses	628	757	828

Total operations	9 196	6 985	10 480

Sasol Limited Group

Notes to the Financial Statements (Continued)

41    Taxation (Continued)

Reconciliation of effective tax rate

        Total income tax expense differs from the amount computed by applying the South African normal tax rate to profit before tax. The reasons for these differences are:

	2011	2010	2009

	%	%	%
South African normal tax rate	28,0	28,0	28,0
Increase in rate of tax due to
STC	2,6	2,6	3,4
disallowed preference share dividend	0,6	0,8	0,7
disallowed expenditure	1,8	2,2	2,7
disallowed share-based expenses	1,4	1,1	3,8
disallowed expenditure on fines	0,1	—	5,3
tax losses not recognised	1,1	0,7	0,7
prior year adjustments	—	—	0,8
other adjustments	1,1	1,3	1,1

	36,7	36,7	46,5
Decrease in rate of tax due to
exempt income	(1,1)	(0,4)	—
different foreign tax rates	(1,5)	(2,5)	(3,2)
recognition of deferred tax assets	(0,7)	(1,1)	—
utilisation of tax losses	(1,4)	(1,0)	—
prior year adjustments	(0,3)	(1,2)	—
other adjustments	(0,4)	(0,6)	—

Effective tax rate	31,3	29,9	43,3

Sasol Limited Group

Notes to the Financial Statements (Continued)

42    Remeasurement items affecting operating profit

	Note	2011	2010	2009

		Rm	Rm	Rm
Impairment of		(190)	(110)	(458)
property, plant and equipment	2	(49)	(47)	(294)
assets under construction	3	(2)	(61)	(19)
other intangible assets	5	(16)	(1)	(137)
investments in associate	7	(123)	—
investments in securities	6	—	(1)	(8)
Reversal of impairment of		535	365	—
property, plant and equipment	2	529	348	—
assets under construction	3	2	2	—
other intangible assets	5	4	15	—
Profit/(loss) on disposal of		29	5	(761)
property, plant and equipment		14	4	11
other intangible assets		—	(1)	(2)
investment in associate	56	6	7	—
investments in businesses	56	9	(5)	(770)
Scrapping of property, plant and equipment		(267)	(124)	(133)
Scrapping of assets under construction		(92)	(32)	(101)
Write off of unsuccessful exploration wells	3	(441)	(58)	(16)

		(426)	46	(1 469)
Tax effect thereon		(106)	19	(35)

		(532)	65	(1 504)

Business segmentation
South African energy cluster		(223)	(69)	(141)
Mining		(3)	(1)	(3)
Gas		(6)	—	(4)
Synfuels		(197)	(58)	(137)
Oil		(17)	(10)	3
International energy cluster		(568)	(112)	(794)
Synfuels International		(126)	(4)	(777)
Petroleum International		(442)	(108)	(17)
Chemical cluster		402	251	(510)
Polymers		(46)	(14)	1
Solvents		(63)	(58)	(158)
Olefins & Surfactants		500	344	(106)
Other		11	(21)	(247)
Other businesses		(37)	(24)	(24)

Total operations		(426)	46	(1 469)

Sasol Limited Group

Notes to the Financial Statements (Continued)

42    Remeasurement items affecting operating profit (Continued)

	Gross 2011	Tax 2011	Non- controlling interest 2011	Net 2011

	Rm	Rm	Rm	Rm
Impairment of	(190)	12	—	(178)
property, plant and equipment	(49)	8	—	(41)
assets under construction	(2)	—	—	(2)
other intangible assets	(16)	4	—	(12)
investment in associate	(123)	—	—	(123)
Reversal of impairment of	535	(160)	—	375
property, plant and equipment	529	(159)	—	370
assets under construction	2	(1)	—	1
other intangible assets	4	—	—	4
Profit/(loss) on disposal of	29	(3)	—	26
property, plant and equipment	14	—	—	14
investment in associate	6	—	—	6
investments in businesses	9	(3)	—	6
Scrapping of property, plant and equipment	(267)	34	—	(233)
Scrapping of assets under construction	(92)	11	—	(81)
Write off of unsuccessful exploration wells	(441)	—	—	(441)

	(426)	(106)	—	(532)

Impairment/reversal of impairments

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

Value-in-use calculations

        The recoverable amount of the assets reviewed for impairment is determined based on value-in-use calculations. Key assumptions relating to this valuation include the discount rate and cash flows used to determine the value in use. Future cash flows are estimated based on financial budgets approved by management covering a three, five and ten year period and are extrapolated over the useful life of the assets to reflect the long-term plans for the group using the estimated growth rate for the specific business or project. The estimated future cash flows and discount rates used are post-tax, based on an assessment of the current risks applicable to the specific entity and country in which it operates. Discounting post-tax cash flows at a post-tax discount rate yields the same result as discounting pre-tax cash flows at a pre-tax discount rate.

Sasol Limited Group

Notes to the Financial Statements (Continued)

42    Remeasurement items affecting operating profit (Continued)

        Management determines the expected performance of the assets based on past performance and its expectations of market development. The weighted average growth rates used are consistent with the increase in the geographic segment long-term Producer Price Index. Estimations are based on a number of key assumptions such as volume, price and product mix which will create a basis for future growth and gross margin. These assumptions are set in relation to historic figures and external reports on market growth. If necessary, these cash flows are then adjusted to take into account any changes in assumptions or operating conditions that have been identified subsequent to the preparation of the budgets.

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

Main assumptions used for value-in-use calculations

		South Africa	North America	Europe

		%	%	%
Growth rate—long-term Producer Price Index (PPI)	2011	4,80	1,50	1,50
Discount rate—weighted average cost of capital (WACC)	2011	12,95	8,00	8,00 to 8,70

Growth rate—long-term Producer Price Index (PPI)	2010	4,80	1,50	1,50
Discount rate—weighted average cost of capital (WACC)	2010	13,25	7,75	7,75

Sensitivity to changes in assumptions

        Management has considered the sensitivity of the values in use determined above to various key assumptions such as crude oil prices, commodity prices and exchange rates. These sensitivities have been taken into consideration in determining the required impairments and reversals of impairments.

Sasol Limited Group

Notes to the Financial Statements (Continued)

42    Remeasurement items affecting operating profit (Continued)

Significant reversal/(impairments) of assets

	Business unit	Property, plant and equipment 2011	Assets under construction 2011	Other intangible assets 2011	Investment in associate 2011	Total 2011

		Rm	Rm	Rm	Rm	Rm
Sasol Italy Organics business	Olefins & Surfactants	485	2	4	—	491
Sasol Germany Organics business	Olefins & Surfactants	29	—	—	—	29
Emission rights	Olefins & Surfactants	—	—	(5)	—	(5)
Emission rights	Solvents	—	—	(4)	—	(4)
Solvents Germany (Herne site)	Solvents	(31)	(2)	(1)	—	(34)
Solvents Germany—Methyl Ethyl Ketone business	Solvents	9	—	—	—	9
Exploration assets in Nigeria	Petroleum International	—	(1)	—	—	(1)
Investment in associate—Escravos GTL	Synfuels International	—	—	—	(123)	(123)
Sasol Nitro—Fertiliser downstream business	Other chemical businesses	(8)	—	—	—	(8)
Emission rights	Other businesses	—	—	(4)	—	(4)
Other	Various	(4)	1	(2)	—	(5)

		480	—	(12)	(123)	345

Reversal of impairment of the Sasol Italy Organics business

        During 2007, the Sasol Italy Organics business was fully impaired due to a decline in the economics of the business. In 2008, management commenced with the implementation of a rigorous turnaround strategy regarding this business, which was focused on the reduction of cash fixed costs, improved asset utilisation and a reduction in headcount. The restructuring plan was successfully implemented by the end of 2010 and the turnaround interventions have increased the robustness and profitability of this cash generating unit. Based on the successful implementation of the restructuring plan at the end of 2010 and the increased robustness of the cash generating unit, management has concluded that the results of the turnaround plan are sustainable to the extent that a reversal of R491 million (2010—R350 million) of the previous impairment was recognised during 2011.

Reversal of impairment of the Sasol Germany Organics business

        During 2007, the Cumol Sulfonate and Butyl Glycol Ether businesses within the Sasol Germany Organics cash generating unit were impaired as these assets were not performing. In 2008, management implemented a restructuring plan which was focused on the reduction of cash fixed costs and improved asset utilisation. Based on the current indicators from the turnaround process, management has concluded that these businesses are showing signs of sustainable improvement and has recorded a reversal of R29 million of the previous impairment recognised during 2011.

Sasol Limited Group

Notes to the Financial Statements (Continued)

42    Remeasurement items affecting operating profit (Continued)

Impairment of the Solvents Germany (Herne site)

        In 2008, due to the significant increase of feedstock prices into the ethanol business at the Herne site in Germany and a decline in the economics of the business, the site was fully impaired. In 2011, further capital expenditure incurred to meet environmental and legal requirements was also impaired as the economics of the site has not improved.

Impairment of investment in associate

        In December 2008, Sasol reduced its interest in the Escravos GTL project from 37,5% to 10%. The 10% interest retained by Sasol has been recognised as an investment in associate. Due to the delay in the project and the increasing costs for completion of the project, an impairment review was performed based on the current project economics. The results of the impairment review indicated that the value in use was lower than the carrying value of the investment resulting in an impairment of R123 million.

43    Earnings and dividends per share

        Earnings per share is derived by dividing attributable earnings by the weighted average number of shares, after taking the share repurchase programme and the Sasol Inzalo share transaction into account. Appropriate adjustments are made in calculating diluted, headline and diluted headline earnings per share.

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

	Number of shares
	2011	2010	2009

	million	million	million
Weighted average number of shares	600,4	597,6	596,1
Potential dilutive effect of outstanding share options	4,0	4,7	6,1
Potential dilutive effect of Sasol Inzalo transaction	10,1	13,2	11,8

Diluted weighted average number of shares	614,5	615,5	614,0

Sasol Limited Group

Notes to the Financial Statements (Continued)

43    Earnings and dividends per share (Continued)

        The diluted weighted average number of shares in issue does not include the effect of ordinary shares issuable upon the conversion of Sasol Inzalo share rights in respect of the The Sasol Inzalo Employee Trust and The Sasol Inzalo Management Trust, as their effect is currently not dilutive.

	2011	2010	2009

	Rm	Rm	Rm
Diluted earnings is determined as follows
Earnings attributable to owners of Sasol Limited	19 794	15 941	13 648
Finance expense on potentially dilutive shares (Sasol Inzalo share transaction)	393	395	350

Diluted earnings	20 187	16 336	13 998

	2011	2010	2009

	Rand	Rand	Rand
Profit attributable to shareholders
Basic earnings per share	32,97	26,68	22,90
Diluted earnings per share	32,85	26,54	22,80
Effect of share repurchase programme	0,48	0,39	0,80
Dividends per share
Ordinary shares of no par value
interim	3,10	2,80	2,50
final*	9,90	7,70	6,00

	13,00	10,50	8,50

*
Declared subsequent to 30 June 2011 and has been presented for information purposes only. No accrual regarding the final dividend has been recognised.

Potential dilutive effect of options issued in terms of the Sasol Share Incentive Scheme

		2011	2010	2009

Number of options granted at year end	thousand	8 976	12 103	14 127
Average issue price of options	Rand	185,69	177,34	174,46
Value at issue price	Rm	1 667	2 147	2 465

Average closing share price during year on the JSE	Rand	335,49	289,81	305,81
Equivalent shares at closing share price	thousand	4 968	7 406	8 059
Potential dilutive effect of outstanding share options	thousand	4 008	4 697	6 068

Sasol Limited Group

Notes to the Financial Statements (Continued)

43    Earnings and dividends per share (Continued)

Potential dilutive effect of shares to be issued to settle debt of the Sasol Inzalo share transaction

		2011	2010	2009

Sasol Inzalo Groups Funding debt (A and B preference shares)	Rm	1 288	1 290	1 292
Sasol Inzalo Public Funding debt (A and B preference shares)	Rm	2 314	2 325	2 336
Closing share price on the JSE	Rand	355,98	274,60	269,98
Potential dilutive effect of the Sasol Inzalo share transaction	thousand shares	10 118	13 166	13 437
Potential dilutive weighted effect of Sasol Inzalo share transaction	thousand shares	10 118	13 166	11 777

44    Other comprehensive income

	Note	2011	2010	2009

		Rm	Rm	Rm
Components of other comprehensive income
Effect of translation of foreign operations		(2 031)	(802)	(2 485)
Effect of cash flow hedges		111	13	(497)
gains/(losses) on effective portion of cash flow hedges		107	13	(430)
losses/(gains) on cash flow hedges transferred to hedged items		4	—	(67)
Gain on fair value of investments		—	4	—
Tax on other comprehensive income	22	(23)	8	101

Other comprehensive income for year, net of tax		(1 943)	(777)	(2 881)

        The components of other comprehensive income can be reclassified subsequently to the income statement.

Sasol Limited Group

Notes to the Financial Statements (Continued)

44    Other comprehensive income (Continued)

Tax and non-controlling interest on other comprehensive income

	Gross	Tax	Non- controlling interest	Net

	Rm	Rm	Rm	Rm
2011
Effect of translation of foreign operations	(2 031)	—	3	(2 028)
Gain on effective portion of cash flow hedges	107	(22)	(5)	80
Loss on cash flow hedges transferred to hedged items	4	(1)	—	3

Other comprehensive income	(1 920)	(23)	(2)	(1 945)

2010
Effect of translation of foreign operations	(802)	—	—	(802)
Gain on effective portion of cash flow hedges	13	9	7	29
Gain on fair value of investments	4	(1)	—	3

Other comprehensive income	(785)	8	7	(770)

2009
Effect of translation of foreign operations	(2 485)	1	3	(2 481)
Losses on effective portion of cash flow hedges	(430)	89	26	(315)
Gain on cash flow hedges transferred to hedged items	(67)	10	—	(57)
Gain on fair value of investments	—	1	—	1

Other comprehensive income	(2 982)	101	29	(2 852)

Sasol Limited Group

Notes to the Financial Statements (Continued)

Equity structure

Note
Share capital	45
Share-based payments	46
Foreign currency translation reserve	47
Share repurchase programme	48

45    Share capital

Number of shares
	2011	2010	2009

Authorised
Sasol ordinary shares of no par value	1 127 690 590	1 127 690 590	1 127 690 590
Sasol preferred ordinary shares of no par value	28 385 646	28 385 646	28 385 646
Sasol BEE ordinary shares of no par value	18 923 764	18 923 764	18 923 764

	1 175 000 000	1 175 000 000	1 175 000 000

Issued
Shares issued at beginning of year	667 673 462	665 880 862	676 711 298
Issued in terms of the Sasol Share Incentive Scheme	3 302 700	1 792 600	1 745 800
Issued in terms of the Sasol Inzalo share transaction(1)	—	—	18 923 764
Shares cancelled during year	—	—	(31 500 000)

Shares issued at end of year	670 976 162	667 673 462	665 880 862

Comprising
Sasol ordinary shares of no par value	642 590 516	639 287 816	637 495 216
Sasol preferred ordinary shares of no par value	25 547 081	25 547 081	25 547 081
Sasol BEE ordinary shares of no par value	2 838 565	2 838 565	2 838 565

	670 976 162	667 673 462	665 880 862

(1)
In 2009, 16 085 199 Sasol preferred ordinary shares were issued, at an issue price of R366,00 per share, for R5 888 million to the Black Public pursuant to the funded invitation. 2 838 565 Sasol BEE ordinary shares were issued, at an issue price of R366,00 per share, for R1 039 million to the Black Public pursuant to the cash invitation.

Number of shares
	2011	2010	2009

Held in reserve
Allocated to the Sasol Share Incentive Scheme	11 066 300	14 551 900	16 257 400
Unissued shares	492 957 538	492 774 638	492 861 738
Ordinary shares of no par value	474 033 774	473 850 874	473 937 974
Sasol preferred ordinary shares of no par value	2 838 565	2 838 565	2 838 565
Sasol BEE ordinary shares of no par value	16 085 199	16 085 199	16 085 199

	504 023 838	507 326 538	509 119 138

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

        The Sasol BEE ordinary shares have voting rights attached to them and will be Sasol ordinary shares at the end of the term of the Sasol Inzalo share transaction. The Sasol BEE ordinary shares rank pari passu with the Sasol ordinary shares and differ only in the fact that they are listed on the BEE segment of the JSE Limited main board and trading is restricted.

        The Sasol BEE ordinary shares receive dividends per share simultaneously with, and equal to, the Sasol ordinary shares.

46    Share-based payments

	Note	2011	2010	2009

		Rm	Rm	Rm
During the year the following share-based payment expenses were recognised in the income statement regarding share-based payment arrangements that existed:
Equity settled—recognised directly in equity		1 428	880	3 293

Sasol Share Incentive Scheme	46.1	33	56	91
Sasol Inzalo share transaction	46.2	830	824	3 202
Ixia Coal transaction	46.3	565	—	—

Cash settled—recognised in long-term provisions

Sasol Share Appreciation Rights Scheme	46.4	495	57	32
Share Appreciation Rights with no corporate performance targets		332	51	32
Share Appreciation Rights with corporate performance targets		163	6	—

Sasol Medium-term Incentive Scheme	46.5	148	6	—

		2 071	943	3 325

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

Number of shares
	2011	2010	2009

Shares allotted	48 933 700	45 448 100	43 742 600
Share options granted	8 865 600	12 275 800	14 215 500
Unallocated share options	2 200 700	2 276 100	2 041 900

	60 000 000	60 000 000	60 000 000

Vesting periods of options granted
Already vested	6 835 000	8 225 300	7 369 600
Within one year	1 297 200	1 893 900	2 484 100
One to two years	733 400	1 368 300	2 005 000
Two to three years	—	788 300	1 512 500
Three to four years	—	—	844 300
Four to five years	—	—	—

	8 865 600	12 275 800	14 215 500

	Number of shares	Weighted average option price

		Rand
Movements in the number of options granted
Balance at 30 June 2008	16 212 000	155,47
Options converted to shares	(1 745 800)	(91,16)
Options lapsed	(250 700)	(170,70)

Balance at 30 June 2009	14 215 500	163,10
Options converted to shares	(1 792 600)	(114,18)
Options lapsed	(147 100)	(204,33)

Balance at 30 June 2010	12 275 800	169,75
Options converted to shares	(3 302 700)	(130,13)
Options lapsed	(107 500)	(173,57)

Balance at 30 June 2011	8 865 600	119,17

	2011	2010	2009

	Rand	Rand	Rand
Average market price of options traded during year	342,50	295,70	295,44
Average fair value of share options vested during year	51,34	49,84	43,82

Sasol Limited Group

Notes to the Financial Statements (Continued)

46    Share-based payments (Continued)

	2011	2010	2009

	Rm	Rm	Rm
Total intrinsic value of share options exercised during year	701	325	357
Share-based payment expense recognised*	33	56	91

*
The unrecognised share-based payment expense related to non-vested share options, expected to be recognised over a weighted average period of 0,6 years, amounted to R17 million at 30 June 2011 (2010—R49 million; 2009—R106 million).

        Following the introduction of the Sasol Share Appreciation Rights Scheme in 2007, no further options have been granted in terms of the Sasol Share Incentive Scheme. The share-based payment expense recognised in the current year relates to options granted in previous years and is calculated based on the assumptions applicable to the year in which the options were granted.

        There was no income tax recognised as a consequence of Sasol Share Incentive Scheme.

Range of exercise prices	Number of shares	Weighted average option	Aggregate intrinsic value	Weighted average remaining life

		Rand	Rm	years
Details of unimplemented share options granted up to 30 June 2011
R60,01–R90,00	877 300	88,29	235	1,15
R90,01–R120,00	1 753 600	110,94	430	1,59
R120,01–R150,00	248 000	134,23	55	2,54
R150,01–R180,00	254 000	157,84	50	2,80
R180,01–R210,00	834 200	195,14	134	3,04
R210,01–R240,00	4 126 700	225,01	540	3,65
R240,01–R270,00	578 900	251,67	60	4,25
R270,01–R300,00	192 900	274,71	16	3,93

	8 865 600	184,47	1 520

Details of unimplemented share options vested at 30 June 2011
R60,01–R90,00	877 300	88,29	235
R90,01–R120,00	1 753 600	110,94	430
R120,01–R150,00	248 000	134,23	55
R150,01–R180,00	253 100	157,84	50
R180,01–R210,00	632 000	194,65	102
R210,01–R240,00	2 617 100	225,15	342
R240,01–R270,00	335 700	251,87	35
R270,01–R300,00	118 200	274,72	10

	6 835 000	160,51	1 259

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

Components of the transaction

	Note	Allocated	Value of shares issued

		%	Rm
The Sasol Inzalo Employee Trust and The Sasol Inzalo Management Trust	i	4,0	9 235
The Sasol Inzalo Foundation	ii	1,5	3 463
Selected Participants	iii	1,5	3 463
Black Public Invitations	iv	3,0	6 927

		10,0	23 088

	Share-based payment expense recognised

	Note	2011	2010	2009

		Rm	Rm	Rm
The Sasol Inzalo Employee Trust and The Sasol Inzalo Management Trust(1)	i	830	824	767
The Sasol Inzalo Foundation(2)	ii	—	—	—
Selected Participants	iii	—	—	—
Black Public Invitations	iv	—	—	2 435

		830	824	3 202

(1)
The unrecognised share-based payment expense related to non-vested Employee and Management Trusts' share rights, expected to be recognised over a weighted average period of 2,95 years amounted to R1 585 million at 30 June 2011 (2010—R2 285 million; 2009—R2 889 million).

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

        The Sasol ordinary shares were issued to the Trusts, funded by contributions from Sasol, which collectively subscribed for 25,2 million Sasol ordinary shares at an issue price of R366,00 per share, with a nominal value of R0,01 per share, subject to pre-conditions regarding the right to receive only 50% of ordinary dividends paid on ordinary shares and Sasol's right to repurchase a number of shares at a nominal value of R0,01 per share at the end of year ten in accordance with a pre-determined formula. The participant has the right to all ordinary dividends received by the Trusts for the duration of the transaction.

        After Sasol has exercised its repurchase right and subject to any forfeiture of share rights, each participant will receive a number of Sasol ordinary shares in relation to their respective share rights.

        Any shares remaining in the Trusts after the distribution to participants may be distributed to The Sasol Inzalo Foundation.

ii      The Sasol Inzalo Foundation

        On 3 June 2008, The Sasol Inzalo Foundation, which was incorporated as a trust and in the process of being registered as a public benefit organisation, subscribed for 9,5 million Sasol ordinary shares at an issue price of R366,00 per share, with a nominal value of R0,01 per share.

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

Sasol Limited Group

Notes to the Financial Statements (Continued)

46    Share-based payments (Continued)

iii     Selected Participants

        In 2008, selected BEE groups (Selected Participants) which included Sasol customers, Sasol suppliers, Sasol franchisees, women's groups, trade unions and other professional associations, through a funding company, which is consolidated as part of the Sasol group, subscribed in total for 9,5 million Sasol preferred ordinary shares at an issue price of R366,00 per share with a nominal value of R0,01 per share. A portion of these shares have not yet been allocated to Selected Participants and have been subscribed for by a facilitation trust, which is funded by Sasol. As at 30 June 2011, 1,1 million (2010—1,1 million; 2009—1,1 million) Sasol preferred ordinary shares were issued to the facilitation trust.

        The Selected Participants contributed equity between 5% to 10% of the value of their underlying Sasol preferred ordinary shares allocation, with the balance of the contribution funded through preference share debt (refer note 17), including preference shares subscribed for by Sasol.

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

        At the end of the transaction term, the Sasol preferred ordinary shares will automatically be Sasol ordinary shares and will then be listed on the JSE. The Sasol ordinary shares remaining in the funding company after redeeming the preference share debt and paying costs may then be distributed to the Selected Participants in proportion to their shareholding.

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

        The fair value of the equity settled share-based payment expense relating to the share rights issued to the Black Public calculated at grant date is expensed immediately as all vesting conditions would have been met at that date. At 30 June 2011, 56 447 (2010—56 452; 2009—57 254) Sasol preferred ordinary shares and 17 395 (2010—17 405; 2009—16 097) Sasol BEE ordinary shares were issued to a facilitation trust funded by Sasol.

Sasol Limited Group

Notes to the Financial Statements (Continued)

46    Share-based payments (Continued)

Funded Invitation

        The members of the Black Public participating in the Funded Invitation through a funding company, which is consolidated as part of the Sasol group, subscribed for 16,1 million Sasol preferred ordinary shares. The Black Public contributed equity between 5% to 10% of their underlying Sasol preferred ordinary shares allocation, with the balance of the contribution being funded through preference share debt, (refer note 17), including preference shares subscribed for by Sasol.

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

        At the end of the transaction term, the Sasol preferred ordinary shares will automatically be Sasol ordinary shares and will then be listed on the JSE. The Sasol ordinary shares remaining in the funding company after redeeming the preference share debt and paying costs may then be distributed to the Black Public in proportion to their shareholding.

        The funding company has, from inception, full voting and economic rights with regard to its interest in Sasol's issued share capital.

Cash Invitation

        The Cash Invitation allowed members of the Black Public to invest directly in Sasol BEE ordinary shares. As at 30 June 2011, the Black Public held 2,8 million (2010—2,8 million; 2009—2,8 million) Sasol BEE ordinary shares. Participants in the Cash Invitation receive dividends per share simultaneously with, and equal to, Sasol ordinary shareholders. In addition, they are entitled to exercise full voting rights attached to their Sasol BEE ordinary shares.

        The Sasol BEE ordinary shares could not be traded for the first two years of the transaction term of ten years and, for the remainder of the transaction term, can only be traded between Black People and Black Groups.

        Participants in the Cash Invitation are entitled to encumber their Sasol BEE ordinary shares, provided that these shares continue to be owned by members of the Black Public for the duration of the transaction term.

        In February 2011, Sasol Limited listed the Sasol BEE Ordinary shares on the BEE segment of the JSE's main board. This trading facility provides many Sasol Inzalo shareholders access to a regulated

Sasol Limited Group

Notes to the Financial Statements (Continued)

46    Share-based payments (Continued)

market in line with Sasol's commitment to broad-based shareholder development. At the end of the transaction term, the Sasol BEE ordinary shares will automatically be Sasol ordinary shares.

	Total	(i) Employee and Management Trusts	(ii) Sasol Inzalo Foundation	(iii) Selected Participants	(iv) Black Public Invitations

at 30 June 2011
Shares and share rights granted	61 391 292	24 691 526	9 461 882	8 387 977	18 849 907
Shares and share rights available for allocation	1 687 922	540 160	—	1 073 905	73 857

	63 079 214	25 231 686	9 461 882	9 461 882	18 923 764

Vesting periods of shares and share rights granted
Already vested	36 699 766	—	9 461 882	8 387 977	18 849 907
Within three years	7 407 458	7 407 458	—	—	—
Three to five years	4 938 305	4 938 305	—	—	—
Five to ten years	12 345 763	12 345 763	—	—	—

	61 391 292	24 691 526	9 461 882	8 387 977	18 849 907

	Total	(i) Employee and Management Trusts	(ii) Sasol Inzalo Foundation	(iii) Selected Participants	(iv) Black Public Invitations

at 30 June 2010
Shares and share rights granted	61 211 846	24 512 080	9 461 882	8 387 977	18 849 907
Shares and share rights available for allocation	1 867 368	719 606	—	1 073 905	73 857

	63 079 214	25 231 686	9 461 882	9 461 882	18 923 764

Vesting periods of shares and share rights granted
Already vested	36 699 766	—	9 461 882	8 387 977	18 849 907
Within three years	7 353 624	7 353 624	—	—	—
Three to five years	4 902 416	4 902 416	—	—	—
Five to ten years	12 256 040	12 256 040	—	—	—

	61 211 846	24 512 080	9 461 882	8 387 977	18 849 907

Sasol Limited Group

Notes to the Financial Statements (Continued)

46    Share-based payments (Continued)

	Total	(i) Employee and Management Trusts	(ii) Sasol Inzalo Foundation	(iii) Selected Participants	(iv) Black Public Invitations

at 30 June 2009
Shares and share rights granted	58 333 322	21 633 050	9 461 882	8 387 977	18 850 413
Shares and share rights available for allocation	4 745 892	3 598 636	—	1 073 905	73 351

	63 079 214	25 231 686	9 461 882	9 461 882	18 923 764

Vesting periods of shares and share rights granted
Already vested	36 700 272	—	9 461 882	8 387 977	18 850 413
Within three years	6 489 915	6 489 915	—	—	—
Three to five years	4 326 610	4 326 610	—	—	—
Five to ten years	10 816 525	10 816 525	—	—	—

	58 333 322	21 633 050	9 461 882	8 387 977	18 850 413

        The share-based payment expense was calculated using an option pricing model reflective of the underlying characteristics of each part of the transaction. It is calculated using the following assumptions at grant date.

	Employee and Management Trusts 2011	Selected Participants 2011	Black Public Invitation— Funded 2011	Black Public Invitation— Cash 2011

Valuation model	Monte Carlo model	Black-Scholes model	Black-Scholes model	*
Exercise price Rand	366,00	*	*
Risk-free interest rate (%)	11,8	*	*
Expected volatility (%)	25,7	*	*
Expected dividend yield (%)	2,67–4,5	*	*
Vesting period	6 to 7 years**	*	*

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

***
The share-based payment expense was calculated as the difference between the market value of R437,99 per share and the issue price of R366,00 per share on grant date.

        The risk-free rate for periods within the contractual term of the share rights is based on the South African government bonds in effect at the time of the grant.

        The expected volatility in the value of the share rights granted is determined using the historical volatility of the Sasol ordinary share price.

        The expected dividend yield of the share rights granted is determined using the historical dividend yield of the Sasol ordinary shares.

        The valuation of the share-based payment expense requires a significant degree of judgement to be applied by management.

Sasol Limited Group

Notes to the Financial Statements (Continued)

46    Share-based payments (Continued)

	Number of shares/ share rights	Weighted average value	Aggregate intrinsic value	Weighted average remaining life

		Rand	Rm	years
Movements in the number of shares and share rights granted
(i) Sasol Inzalo Employee and Management Trusts
Balance at 30 June 2008	22 302 000	366,00	(2 038)	10
Shares and share rights granted	236 132	366,00	(22)	—
Shares and share rights forfeited	(905 082)		(249)	—

Balance at 30 June 2009	21 633 050	366,00	(2 309)	9,0
Shares and share rights granted	2 921 059	366,00	(267)	—
Shares and share rights forfeited	(42 029)	—	(12)	—

Balance at 30 June 2010	24 512 080	366,00	(2 588)	8,0
Shares and share rights granted	878 312	366,00	(9)
Shares and share rights forfeited	(698 866)	—	(249)

Balance at 30 June 2011	24 691 526	366,00	(2 846)	7,0

(ii) Sasol Inzalo Foundation
Balance at 30 June 2008	9 461 882	366,00	(865)	10,0
Shares and share rights granted	—	—	—	—

Balance at 30 June 2009	9 461 882	366,00	(865)	9,0
Shares and share rights granted and forfeited	—	—	—	—

Balance at 30 June 2010	9 461 882	366,00	(865)	8,0
Shares and share rights granted and forfeited	—	—	—	—

Balance at 30 June 2011	9 461 882	366,00	(865)	7,0

(iii) Selected Participants
Balance at 30 June 2008	8 387 977	366,00	(767)	10,0
Shares and share rights granted	—	—	—	—

Balance at 30 June 2009	8 387 977	366,00	(767)	9,0
Shares and share rights granted and forfeited	—	—	—	—

Balance at 30 June 2010	8 387 977	366,00	(767)	8,0
Shares and share rights granted and forfeited	—	—	—	—

Balance at 30 June 2011	8 387 977	366,00	(767)	7,0

(iv) Black Public Invitations
Shares and share rights granted	18 850 413	366,00	(1 723)	—

Balance at 30 June 2009	18 850 413	366,00	(1 723)	9,0
Shares and share rights granted	—	—	—	—
Shares and share rights forfeited	(506)	—	—	—

Balance at 30 June 2010	18 849 907	366,00	(1 723)	8,0
Shares and share rights granted and forfeited	—	—	—	—

Balance at 30 June 2011	18 849 907	366,00	(1 723)	7,0

Sasol Limited Group

Notes to the Financial Statements (Continued)

46    Share-based payments (Continued)

	(i) Employee and Management Trusts 2011		(ii) Sasol Inzalo Foundation 2011	(iii) Selected Participants 2011	(iv) Black Public Invitations— Funded 2011	(iv) Black Public Invitations— Cash 2011

at 30 June 2011
Average price at which shares/share rights were granted during year Rand	366	*	—	—	—	—

Average fair value of shares/share rights issued during year Rand	66,13		—	—	—	—

	(i) Employee and Management Trusts 2010		(ii) Sasol Inzalo Foundation 2010	(iii) Selected Participants 2010	(iv) Black Public Invitations— Funded 2010	(iv) Black Public Invitations— Cash 2010

at 30 June 2010
Average price at which shares/share rights were granted during year Rand	366	*	—	—	—	—

Average fair value of shares/share rights issued during year Rand	71,89		—	—	—	—

	(i) Employee and Management Trusts 2009		(ii) Sasol Inzalo Foundation 2009	(iii) Selected Participants 2009	(iv) Black Public Invitations— Funded 2009		(iv) Black Public Invitations— Cash 2009

at 30 June 2009
Average price at which shares/share rights were granted during year Rand	366	*	—	—	366	*	366	*

Average fair value of rights issued during year Rand	121,22		—	—	137,24		71,99

*
Underlying value at 60 day volume weighted average price on 18 March 2008, although the shares were issued at a nominal value of R0,01 per share.

        No unimplemented share rights relating to the Employee and Management Trusts have vested at year end.

46.3 The Ixia Coal transaction

        On 29 September 2010, the remaining conditions precedent for the conclusion of the Ixia Coal transaction were met, which resulted in the Ixia Coal transaction becoming effective. The Ixia Coal transaction is a broad-based Black Economic Empowerment (BEE) transaction, in line with Sasol Mining's empowerment strategy and its commitment to comply with the objectives of the Mineral and

Sasol Limited Group

Notes to the Financial Statements (Continued)

46    Share-based payments (Continued)

Petroleum Resources Development Act in South Africa as well as the Mining Charter. The primary focus of the Ixia Coal transaction was to establish a black women controlled operational mining company with operating capacity, operating assets and growth assets, through a joint venture in which disadvantaged rural black women who originate from South African provinces, where Sasol Mining has operations or coal reserves, could participate.

        The members of Ixia Coal (Pty) Ltd (Ixia Coal), through a funding company (Ixia Coal Funding (Pty) Ltd), which is consolidated as part of the Sasol group, subscribed for a 20% share in Sasol Mining for a purchase consideration of R1,8 billion. The black-women members of Ixia Coal, through WipCoal (Pty) Ltd (WipCoal), and Sasol Mining Holdings (Pty) Ltd, a wholly-owned subsidiary of Sasol Limited, contributed, in cash, equity of R47 million, in their respective shareholding of 51% and 49% in Ixia Coal. The balance of the contribution was funded through preference share debt (refer note 17), including preference shares subscribed for by Sasol, issued by the funding company.

        The parties are entitled to receive a dividend on their shareholding in Sasol Mining in proportion to their effective interest in Sasol Mining's issued share capital, subject to the financing requirements of the preference share debt. The transaction results in WipCoal owning effectively 10,2% of the equity in Sasol Mining.

        The fair value of the equity settled share-based payment expenses relating to the Ixia Coal transaction is calculated at grant date and is expensed immediately as all vesting conditions had been met at that date.

	Value of the transaction 2011	Share based payment expense recognised 2011

	Rm	Rm
The Ixia Coal transaction	1 484	565

        The share-based payment expense was calculated using an option pricing model reflective of the underlying characteristics of the transaction. It is calculated using the following assumptions at grant date:

Valuation model	Monte Carlo*
Risk-free interest rate (%)	7,21
Expected volatility (%)	31,98

*
As Sasol Mining is not publicly traded, the fair values were calculated using the Monte Carlo simulation model.

        The risk-free rate for periods within the contractual term of the transaction is based on the South African money market rates and swap rates in effect at the time of the valuation of the transaction. As Sasol Mining is not publicly traded, the expected volatility of Sasol Mining over the period of the transaction was determined using the historical daily share price of a similar company listed on the JSE.

        The valuation of the share-based payment expense requires a significant degree of judgement to be applied by management.

Sasol Limited Group

Notes to the Financial Statements (Continued)

46    Share-based payments (Continued)

46.4 The Sasol Share Appreciation Rights Scheme

        During March 2007, the group introduced the Sasol Share Appreciation Rights Scheme. This scheme replaced the Sasol Share Incentive Scheme. The objectives of the scheme are similar to that of the Sasol Share Incentive Scheme. The Share Appreciation Rights Scheme allows certain senior employees to earn a long-term incentive amount calculated with reference to the increase in the Sasol Limited share price between the offer date of share appreciation rights to vesting and exercise of such rights. With effect from September 2009, certain qualifying senior management receive only share appreciation rights that contain corporate performance targets (refer 46.4.2). These qualifying employees will retain the share appreciation rights with no corporate performance targets that have been granted to them previously .

Number of share appreciation rights
	2011	2010	2009

Rights and MTIs granted	17 754 111	11 505 326	8 193 300
Available for allocation*	2 245 889	8 494 674	11 806 700

	20 000 000	20 000 000	20 000 000

*
In terms of the new Share Appreciation Rights Scheme and the Sasol Medium-term Incentive Scheme (MTIs) (refer 46.5), the number of rights available through the scheme together with the number of share options available under the previous Sasol Share Incentive Scheme shall not at any time exceed 80 million shares/rights.

46.4.1  Share Appreciation Rights with no corporate performance targets

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

        Rights are granted for a period of nine years and vest as follows:

  2 years—1st third
  4 years—2nd third
  6 years—final third

        The offer price of these appreciation rights equals the closing market price of the underlying shares on the trading day immediately preceding the granting of the right. The fair value of the cash settled liability is calculated at each reporting date.

        On resignation, share appreciation rights which have not yet vested will lapse and share appreciation rights which have vested may be taken up at the employee's election before their last day of service. Payment on appreciation rights forfeited will therefore not be required. On death, all appreciation rights vest immediately and the deceased estate has a period of twelve months to exercise these rights. On retrenchment, all appreciation rights vest immediately and the employee has a period

Sasol Limited Group

Notes to the Financial Statements (Continued)

46    Share-based payments (Continued)

of twelve months to exercise these rights. On retirement the appreciation rights vest immediately and the employee has a period of twelve months to exercise these rights.

        It is group policy that employees should not deal in Sasol Limited securities (and this is extended to the Sasol Share Appreciation Rights) for the periods from 1 January for half year end and 1 July for year end until 2 days after publication of the results and at any other time during which they have access to price sensitive information.

Number of share appreciation rights
	2011	2010	2009

Vesting periods of rights granted
Already vested	2 614 300	1 202 600	261 300
Within one year	1 850 000	1 740 500	954 600
One to two years	1 676 200	1 917 600	1 779 300
Two to three years	1 843 600	1 728 200	961 400
Three to four years	1 421 500	1 927 500	1 790 400
Four to five years	943 000	1 425 700	971 300
More than five years	67 100	984 800	1 475 000

	10 415 700	10 926 900	8 193 300

	Number of share appreciation rights	Weighted average share price

		Rand
Movements in the number of rights granted
Balance at 30 June 2008	3 839 200	249,31
Rights granted	4 712 600	320,85
Rights exercised	(27 500)	(231,06)
Rights forfeited	(50 100)	(352,10)
Rights lapsed	(280 900)	(326,71)

Balance at 30 June 2009	8 193 300	287,24
Rights granted	3 044 200	296,54
Rights exercised	(40 700)	(268,68)
Rights forfeited	(900)	(299,90)
Rights lapsed	(269 000)	(324,81)

Balance at 30 June 2010	10 926 900	288,97
Rights granted	208 100	298,65
Rights exercised	(384 900)	(367,92)
Rights forfeited	(334 400)	(311,06)

Balance at 30 June 2011	10 415 700	285,54

Sasol Limited Group

Notes to the Financial Statements (Continued)

46    Share-based payments (Continued)

	2011	2010	2009

	Rand	Rand	Rand
Average price at which share appreciation rights were granted during year	298,65	296,54	320,85
Average market price of share appreciation rights traded during year	367,92	303,37	291,88
Average fair value of share appreciation rights vested during year	90,89	47,23	106,31
Average fair value of share appreciation rights issued during year	121,63	75,20	110,17

	2011	2010	2009

	Rm	Rm	Rm
Average intrinsic value of share appreciation rights exercised during year	31	1	2
Total intrinsic value of share appreciation rights vested	127	67	30
Share-based payment expense recognised*	332	51	32

*
The unrecognised share-based payment expense related to non-vested share appreciation rights, expected to be recognised over a weighted average period of 1,4 years, amounted to R318 million at 30 June 2011 (2010—R327 million; 2009—R502 million).

	2011	2010	2009

The share-based payment expense is calculated using the binomial tree model based on the following assumptions at 30 June
Risk free interest rate (%)	7,56–8,15	7,87–8,22	8,79–8,86
Expected volatility (%)	25,58	28,69	54,32
Expected dividend yield (%)	3,22	3,35	3,37
Expected forfeiture rate (%)	5,00	5,00	5,00
Vesting period	2,4,6 years	2,4,6 years	2,4,6 years

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

Sasol Limited Group

Notes to the Financial Statements (Continued)

46    Share-based payments (Continued)

Range of exercise prices

	Number of share appreciation rights	Weighted average price per right	Aggregate intrinsic value	Weighted average remaining life

		Rand	Rm	years
Details of unimplemented rights granted up to 30 June 2011
R210,01–R240,00	298 800	222,50	40	4,68
R240,01–R270,00	1 293 200	257,30	128	6,14
R270,01–R300,00	5 359 500	294,81	328	6,63
R300,01–R330,00	86 500	327,20	2	5,28
R330,01–R360,00	2 764 100	351,01	14	6,13
R390,01–R420,00	242 600	407,50	—	5,70
R420,01–R450,00	187 900	444,00	—	5,82
R450,01–R480,00	148 200	475,10	—	5,93
R480,01–R510,00	34 900	496,75	—	5,91

	10 415 700	311,82	512

Details of unimplemented rights vested at 30 June 2011
R210,01–R240,00	202 500	222,50	27
R240,01–R270,00	487 200	257,56	48
R270,01–R300,00	752 300	292,70	48
R300,01–R330,00	22 400	327,20	1
R330,01–R360,00	943 300	351,12	5
R390,01–R420,00	82 500	407,50	—
R420,01–R450,00	61 400	444,00	—
R450,01–R480,00	51 300	475,10	—
R480,01–R510,00	11 400	496,75	—

	2 614 300	313,73	129

46.4.2  Share Appreciation Rights with corporate performance targets

        During September 2009, the group introduced the Sasol Medium-term Incentive Scheme (refer note 46.5). Senior management, who participate in the Sasol Medium-term Incentive Scheme also receive share appreciation rights that contain corporate performance targets. The corporate performance targets are share price performance versus the JSE all share index, Sasol earnings growth and Sasol production volumes growth. The corporate performance targets determine how many rights will vest. Qualifying employees will retain the share appreciation rights with no corporate performance targets that have been previously granted to them.

        No shares are issued in terms of this scheme and all amounts payable in terms of the Sasol Share Appreciation Rights Scheme will be settled in cash.

Sasol Limited Group

Notes to the Financial Statements (Continued)

46    Share-based payments (Continued)

        Rights are granted for a period of nine years and vest as follows:

  2 years—1st third
  4 years—2nd third
  6 years—final third

        The vesting period of these rights are the same as the share appreciation rights with no corporate performance targets.

        The offer price of these appreciation rights equals the closing market price of the underlying shares on the trading day immediately preceding the granting of the right. The fair value of the cash settled liability is calculated at each reporting date.

        On resignation, share appreciation rights which have not yet vested will lapse and share appreciation rights which have vested may be taken up at the employee's election before their last day of service. Payment on appreciation rights forfeited will therefore not be required. On death, all appreciation rights vest immediately and the deceased estate has a period of twelve months to exercise these rights. On retrenchment, all appreciation rights vest immediately and the employee has a period of twelve months to exercise these rights. On retirement the appreciation rights vest immediately and the employee has a period of twleve months to exercise these rights.

        It is group policy that employees should not deal in Sasol Limited securities (and this is extended to the Sasol Share Appreciation Rights) for the periods from 1 January for half year end and 1 July for year end until 2 days after publication of the results and at any other time during which they have access to price sensitive information.

Number of share appreciation rights
	2011	2010

Vesting periods of rights granted
Already vested	89 900	—
Within one year	140 900	—
One to two years	1 878 400	157 600
Two to three years	140 900	—
Three to four years	1 878 400	157 600
Four to five years	137 300	—
More than five years	1 754 800	157 600

	6 020 600	472 800

Sasol Limited Group

Notes to the Financial Statements (Continued)

46    Share-based payments (Continued)

	Number of share appreciation rights	Weighted average share price

		Rand
Movements in the number of rights granted
Rights granted	472 800	296,49

Balance at 30 June 2010	472 800	296,49
Rights granted	5 687 600	312,92
Rights exercised	(5 200)	(340,98)
Rights forfeited	(107 200)	(298,04)
Rights lapsed	(27 400)	(279,48)

Balance at 30 June 2011	6 020 600	325,77

	2011	2010

	Rand	Rand
Average price at which share appreciation rights were granted during year	312,92	296,49
Average market price of share appreciation rights traded during year	340,98	—
Average fair value of share appreciation rights vested during year	104,79	51,91
Average fair value of share appreciation rights issued during year	127,28	68,47

	2011	2010

	Rm	Rm
Average intrinsic value of share appreciation rights exercised during year	—	—
Total intrinsic value of share appreciation rights vested	5	—
Share-based payment expense recognised*	163	6

*
The unrecognised share-based payment expense related to non-vested share appreciation rights with corporate performance targets, expected to be recognised over a weighted average period of 1,8 years, amounted to R613 million at 30 June 2011 (2010—R25 million).

	2011	2010

The share-based payment expense is calculated using the binomial tree model based on the following assumptions at 30 June
Risk free interest rate (%)	7,56–8,15	7,87–8,22
Expected volatility (%)	25,58	28,69
Expected dividend yield (%)	3,22	3,35
Expected forfeiture rate (%)	5,00	5,00
Vesting period	2,4,6 years	2,4,6 years

        The risk-free rate for periods within the contractual term of the rights is based on the South African government bonds in effect at the time of the valuation of the grant.

        The expected volatility in the value of the rights granted is determined using the historical volatility of the Sasol share price.

Sasol Limited Group

Notes to the Financial Statements (Continued)

46    Share-based payments (Continued)

        The expected dividend yield of the rights granted is determined using the historical dividend yield of the Sasol ordinary shares.

        The valuation of the share-based payment expense requires a significant degree of judgement to be applied by management.

Range of exercise prices

	Number of shares	Weighted average price per right	Aggregate intrinsic value	Weighted average remaining life

		Rand	Rm	years
Details of unimplemented rights granted up to 30 June 2011
R270,01–R300,00	4 390 000	298,44	253	8,12
R300,01–R330,00	450 300	322,60	15	8,40
R330,01–R360,00	734 000	349,95	4	8,92
R360,01–R390,00	446 300	372,00	—	8,69

	6 020 600	311,98	272

Details of unimplemented rights vested at 30 June 2011
R270,01–R300,00	89 900	297,71	5

	89 900	297,71	5

46.5 The Sasol Medium-term Incentive Scheme

        During September 2009, the group introduced the Sasol Medium-term Incentive Scheme (MTI). The objective of the MTI Scheme is to provide qualifying employees which participate in the Share Appreciation Rights Scheme with corporate performance targets (refer note 46.4.2) the opportunity of receiving incentive payments based on the value of ordinary shares in Sasol Limited. The MTI Scheme allows certain senior employees to earn a medium-term incentive amount in addition to the Share Appreciation Rights Scheme, which is linked to certain corporate performance targets. These corporate performance targets are based on the share price performance versus the JSE all share index, Sasol earnings growth and Sasol production volumes growth. Allocations of the MTI are linked to the performance of both the group and the individual. The MTI is also intended to complement existing incentive arrangements, to retain and motivate key employees and to attract new key employees.

Vesting conditions

        Rights are granted for a period of three years and vest at the end of the third year. The MTIs are automatically encashed at the end of the third year.

        On resignation, MTIs which have not yet vested will lapse. Payment on MTIs forfeited will therefore not be required. On death, the MTIs vest immediately and the amount to be paid out to the deceased estate is calculated to the extent that the corporate performance targets are anticipated to be met. On retirement and retrenchment the MTIs vest immediately and the amount to be paid out is calculated to the extent that the corporate performance targets are anticipated to be met and is paid within forty days from the date of termination.

Sasol Limited Group

Notes to the Financial Statements (Continued)

46    Share-based payments (Continued)

        No shares are issued in terms of this scheme and all amounts payable in terms of the Sasol Medium-term Incentive Scheme will be settled in cash. The MTI carries no issue price. The fair value of the cash settled liability is calculated at each reporting date.

Number of rights
	2011	2010

Vesting periods of rights granted
Already vested	—	—
Within one year	—	—
One to two years	90 779	—
Two to three years	1 227 032	—
Three to four years	—	105 626
More than four years	—	—

	1 317 811	105 626

Number of rights
Movements in the number of rights granted
Rights granted	105 626

Balance at 30 June 2010	105 626
Rights granted	1 272 855
Rights exercised	(21 748)
Rights forfeited	(21 912)
Rights lapsed	(17 010)

Balance at 30 June 2011	1 317 811

	2011	2010

	Rand	Rand
Average price at which MTIs were granted during year	—	—
Average fair value of MTI's issued during year	380,18	202,57
Average intrinsic value of MTIs exercised during year	357,39	—

	2011	2010

	Rm	Rm
Total intrinsic value of MTIs vested	7	—
Share-based payment expense recognised*	148	6

*
The unrecognised share-based payment expense related to MTIs, expected to be recognised over a weighted average period of 1,2 years, amounted to R503 million at 30 June 2011 (2010—R20 million).

Sasol Limited Group

Notes to the Financial Statements (Continued)

46    Share-based payments (Continued)

	2011	2010

The share-based payment expense is calculated using the Monte Carlo simulation model based on the following assumptions at 30 June
Risk free interest rate (%)	7,56–8,15	7,87–8,22
Expected volatility (%)	25,58	28,69
Expected dividend yield (%)	3,22	3,35
Expected forfeiture rate (%)	5,00	5,00

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

Sasol Limited Group

Notes to the Financial Statements (Continued)

47    Foreign currency translation reserve

	Note	2011	2010	2009

		Rm	Rm	Rm
Translation of foreign operations
Property, plant and equipment		(1 372)	(652)	(1 414)
cost	2	(1 939)	(2 873)	(3 923)
accumulated depreciation	2	567	2 221	2 509
Assets under construction	3	(72)	(84)	88
Goodwill	4	9	(67)	(69)
Intangible assets		(8)	(69)	(110)
cost	5	4	(173)	(209)
accumulated amortisation	5	(12)	104	99
Investments in securities	6	8	(25)	(25)
Investments in associates		(365)	(9)	(284)
Post-retirement benefit assets		(71)	(3)	(36)
Long-term receivables		10	(51)	(43)
Long-term financial assets		—	—	(3)
Assets held for sale		(1)	(5)	—
Inventories		(130)	(521)	(394)
Trade receivables		(192)	(609)	(373)
Other receivables and prepaid expenses		(29)	(30)	(17)
Short-term financial assets		—	(1)	—
Cash and cash equivalents		(421)	(124)	(870)
Non-controlling interest		5	—	3
Long-term debt	17	386	55	(173)
Long-term provisions	19	38	131	140
Long-term financial liabilities		—	1	—
Post-retirement benefit obligations		(79)	306	280
Long-term deferred income		17	40	(51)
Deferred tax	22	74	52	115
Liabilities in disposal groups held for sale		—	2	—
Short-term debt	23	52	5	22
Short-term financial liabilities		2	4	1
Short-term provisions	25	4	40	88
Tax payable	27	21	21	23
Trade payables and accrued expenses		68	355	224
Other payables		(137)	1 037	1 018

		(2 183)	(201)	(1 860)
Arising from net investment in foreign operations		153	(601)	(621)

Movement for year		(2 030)	(802)	(2 481)
Realisation of foreign currency translation reserve	33	2	—	—
Disposal of businesses	56	(4)	—	414
Balance at beginning of year		137	939	3 006

Balance at end of year		(1 895)	137	939

Sasol Limited Group

Notes to the Financial Statements (Continued)

47    Foreign currency translation reserve (Continued)

	2011	2010	2009

	Rm	Rm	Rm
Business segmentation
South African energy cluster	(4)	(3)	(4)
Oil	(4)	(3)	(4)
International energy cluster	(2 377)	(1 050)	(932)
Synfuels International	(2 081)	(1 070)	(959)
Petroleum International	(296)	20	27
Chemical cluster	237	1 118	1 192
Polymers	(516)	105	36
Solvents	605	554	830
Olefins & Surfactants	(310)	(189)	189
Other chemicals—Wax	982	986	1 012
Other chemicals	(524)	(338)	(875)
Other businesses	249	72	683
Financing	209	38	640
Other businesses	40	34	43

Total operations	(1 895)	137	939

48    Share repurchase programme

	Number of shares
	2011	2010	2009

Held by the wholly owned subsidiary, Sasol Investment Company (Pty) Ltd
Balance at beginning of year	8 809 886	8 809 886	37 093 117
Shares cancelled	—	—	(31 500 000)
Shares repurchased	—	—	3 216 769

Balance at end of year	8 809 886	8 809 886	8 809 886

Percentage of issued share capital (excluding Sasol Inzalo share transaction)	1,45%	1,46%	1,46%

	2011	2010	2009

	Rand	Rand	Rand
Average cumulative purchase price	299,77	299,77	299,77
Average purchase price during year	—	—	346,45

        As at 30 June 2011, a total of 8 809 886 ordinary shares (30 June 2010—8 809 886; 30 June 2009—8 809 886), representing 1,45% (30 June 2010—1,46%; 30 June 2009—1,46%) of the issued share capital of the company, excluding the Sasol Inzalo share transaction, is held by its subsidiary, Sasol Investment Company (Pty) Ltd. These shares are held as treasury shares and do not carry any voting

Sasol Limited Group

Notes to the Financial Statements (Continued)

48    Share repurchase programme (Continued)

rights. Since the inception of the programme in 2007, 40 309 886 ordinary shares, representing 6,39% of the issued share capital of the company, excluding the Sasol Inzalo share transaction, had been repurchased for R12,1 billion at a cumulative average price of R299,77 per share. 31 500 000 ordinary shares of the repurchased shares were cancelled on 4 December 2008, for a total value of R7,9 billion, and restored to authorised share capital.

        At the company's annual general meeting held on 22 November 2006, the shareholders authorised the directors to undertake a general repurchase by Sasol Limited, or any of its subsidiaries, of Sasol Limited ordinary shares up to a maximum of 10% of the company's issued share capital, subject to the provisions of the Companies Act of South Africa and the requirements of the JSE Limited. This authority was again renewed by shareholders at the annual general meeting held on 30 November 2007. At the annual general meetings held on 28 November 2008 and 27 November 2009, shareholders renewed the directors' authority to repurchase up to 4% of the issued ordinary shares of the company. No purchases were made under this authority. At the annual general meeting held on 26 November 2010, shareholders granted the authority to the Sasol directors to repurchase up to 10% of Sasol's issued share capital (excluding the preferred ordinary and Sasol BEE shares) for a further maximum of 15 months. No shares were repurchased during the year.

Liquidity and capital resources

	Note	2011	2010	2009

		Rm	Rm	Rm
Cash generated by operating activities	49	38 639	27 338	48 187
Cash flow from operations	50	41 018	30 762	37 194
(Increase)/decrease in working capital	51	(2 379)	(3 424)	10 993
Finance income received	52	1 380	1 372	2 264
Dividends paid	53	(6 614)	(5 360)	(7 193)
Non-current assets sold	54	168	208	697
Acquisitions	55	(3 823)	—	(30)
Disposals	56	22	—	3 486

49    Cash generated by operating activities

	Note	2011	2010	2009

		Rm	Rm	Rm
Cash flow from operations	50	41 018	30 762	37 194
(Increase)/decrease in working capital	51	(2 379)	(3 424)	10 993

		38 639	27 338	48 187

Sasol Limited Group

Notes to the Financial Statements (Continued)

50    Cash flow from operations

	Note	2011	2010	2009

		Rm	Rm	Rm
Operating profit		29 950	23 937	24 666
Adjusted for
amortisation of intangible assets	34	235	203	186
equity settled share-based payment expense	46	1 428	880	3 293
deferred income		719	(387)	(279)
depreciation of property, plant and equipment	34	7 165	6 509	6 059
effect of remeasurement items	42	426	(46)	1 469
movement in impairment of trade receivables		137	70	132
movement in long-term prepaid expenses		15	(61)	17
movement in long-term provisions
income statement charge	19	1 230	1 173	1 377
utilisation	19	(486)	(904)	(537)
movement in short-term provisions		(163)	(274)	446
movement in post-retirement benefit
assets		(74)	(76)	(181)
obligations		414	319	104
translation effect of foreign currency loans		(145)	(94)	83
translation of net investment in foreign operations		153	(601)	(621)
write-down of inventories to net realisable value	34	112	118	965
other non cash movements		(98)	(4)	15

		41 018	30 762	37 194

Sasol Limited Group

Notes to the Financial Statements (Continued)

50    Cash flow from operations (Continued)

	2011	2010	2009

	Rm	Rm	Rm
Business segmentation
South African energy cluster	26 015	22 166	32 784
Mining	2 616	1 727	2 437
Gas	2 875	2 793	2 778
Synfuels	17 691	15 754	27 346
Oil	2 895	1 917	393
Other	(62)	(25)	(170)
International energy cluster	2 840	515	2 453
Synfuels International	1 681	(349)	1 113
Petroleum International	1 159	864	1 340
Chemical cluster	11 607	7 937	2 545
Polymers	2 766	2 056	2 211
Solvents	2 429	1 894	1 348
Olefins & Surfactants	4 446	2 746	1 020
Other	1 966	1 241	(2 034)
Other businesses	556	144	(588)

Total operations	41 018	30 762	37 194

Sasol Limited Group

Notes to the Financial Statements (Continued)

51    (Increase)/decrease in working capital

	Note	2011	2010	2009

		Rm	Rm	Rm
(Increase)/decrease in inventories
Per the statement of financial position		(2 040)	(1 883)	5 499
Write-down of inventories to net realisable value		(112)	(118)	(965)
Transfer (to)/from other assets		(2)	13	45
Reclassification to held for sale		(14)	—	(42)
Translation of foreign operations	47	(130)	(521)	(394)
Translation of foreign entities		(153)	—	—

		(2 451)	(2 509)	4 143

(Increase)/decrease in trade receivables
Per the statement of financial position		(3 004)	(3 448)	7 662
Acquisition of businesses	55	—	—	(7)
Movement in impairment		(137)	(70)	(132)
Reclassification to held for sale		—	—	(23)
Translation of foreign operations	47	(192)	(609)	(373)
Translation of foreign entities		(148)	—	—

		(3 481)	(4 127)	7 127

(Increase)/decrease in other receivables and prepaid expenses
Per the statement of financial position		(80)	447	543
Movement in short-term portion of long-term receivables		(145)	(243)	245
Reclassification to held for sale		—	—	(2)
Effect of cash flow hedging		1	—	—
Translation of foreign operations	47	(29)	(30)	(17)
Translation of foreign entities		(17)	—	—

		(270)	174	769

Increase/(decrease) in trade payables and accrued expenses
Per the statement of financial position		3 383	414	(2 662)
Reclassification to held for sale		—	—	28
Effect of cash flow hedging		—	—	(1)
Translation of foreign operations	47	68	355	224
Translation of foreign entities		80	—	—

		3 531	769	(2 411)

Increase in other payables
Per the statement of financial position		190	747	(154)
Reclassification to held for sale		—	—	15
Reclassification to long-term provisions		—	54	—
Effect of cash flow hedging		(2)	(18)	—
Translation of foreign operations	47	(137)	1 037	1 018
Translation of foreign entities		309	—	—

		360	1 820	879

Movement in financial assets and liabilities
Long-term financial assets		(19)	13	674
Short-term financial assets		29	459	(424)
Long-term financial liabilities		36	(54)	103
Short-term financial liabilities		(114)	31	133

		(68)	449	486

(Increase)/decrease in working capital		(2 379)	(3 424)	10 993

Sasol Limited Group

Notes to the Financial Statements (Continued)

52    Finance income received

	Note	2011	2010	2009

		Rm	Rm	Rm
Interest received	38	943	1 288	1 760
Interest received on tax		—	—	(3)
Dividends received from investments	38	40	31	27
Dividends received from associates	7	397	53	480

		1 380	1 372	2 264

53    Dividends paid

	2011	2010	2009

	Rm	Rm	Rm
Final dividend—prior year	(4 713)	(3 653)	(5 674)
Interim dividend—current year	(1 901)	(1 707)	(1 519)

	(6 614)	(5 360)	(7 193)

Forecast cash flow on final dividend—current year	6 053	4 682	3 629

Forecast STC charge on final dividend—current year	589	452	354

        The forecast cash flow on the final dividend is calculated based on the net number of ordinary shares in issue at 30 June 2011 of 642,6 million. The actual dividend payment will be determined on the record date of 14 October 2011.

54    Non-current assets sold

	2011	2010	2009

	Rm	Rm	Rm
Property, plant and equipment	42	49	54
Assets under construction	27	7	507
Other intangible assets	99	152	136

Non-current assets sold	168	208	697

Sasol Limited Group

Notes to the Financial Statements (Continued)

55    Acquisitions

	Note	2011	2010	2009

		Rm	Rm	Rm
Property, plant and equipment	2	709	—	(17)
Assets under construction	3	3 114	—	—
Intangible assets	5	—	—	(3)
Trade receivables		—	—	7
Cash and cash equivalents		—	—	(19)
Short-term provisions	25	—	—	1
Tax payable	27	—	—	1

Total consideration per the statement of cash flows		3 823	—	(30)

Comprising
Sasol Petroleum International—Canadian shale gas assets		3 823	—	—
Sasol Oil—Exelem Aviation (Pty) Ltd		—	—	(13)
Other		—	—	(17)

Total consideration		3 823	—	(30)

Acquisitions in 2011

        On 17 December 2010, Sasol signed an agreement with the Canadian based Talisman Energy Inc (Talisman) to acquire a 50% stake in their Farrell Creek shale gas assets, located in the Montney basin of British Columbia, Canada, for a purchase consideration of R7,1 billion. Talisman will retain the remaining 50% interest and continue as operator of the Farrell Creek assets, that includes gas gathering systems and processing facilities. On 1 March 2011, the suspensive conditions pertaining to the agreement with Talisman were fulfilled and the transaction was completed. A cash consideration of CAD295,7 million (R2 068 million) was paid at that time. The remainder of the purchase consideration will be settled through the capital carry obligation.

        On 8 March 2011, Sasol exercised an option with Talisman to acquire a 50% stake in their Cypress A shale gas asset for a purchase consideration of R7,1 billion. This acquisition is also located in the Montney basin in Canada. Consistent with the Farrell Creek shale gas acquisition, this second acquisition will also see Talisman retain the remaining 50% interest and continue to operate the Cypress A gas asset. On 10 June 2011, the suspensive conditions pertaining to the agreement with Talisman were fulfilled and the transaction was completed. A cash consideration of CAD250,8 million (R1 755 million) was paid at that time. The remainder of the purchase consideration will be settled through the capital carry obligation.

Acquisitions in 2010

        There were no acquisitions during 2010.

Acquisitions in 2009

        In July 2008, Exel Petroleum (Pty) Ltd acquired the remaining 50,1% of Exelem Aviation (Pty) Ltd for a purchase consideration of US$1,7 million.

Sasol Limited Group

Notes to the Financial Statements (Continued)

55    Acquisitions (Continued)

        During 2009, Sasol acquired an accomodation facility in Secunda, South Africa for a purchase consideration of R17 million as part of a cost savings initiative to accommodate staff members and other personnel working on the Sasol Synfuels growth initiative.

56    Disposals

	Note	2011	2010	2009

		Rm	Rm	Rm
Property, plant and equipment cost		18	517	—
accumulated depreciation		(8)	(516)	—
Assets held for sale		—	66	3 833
Long-term provisions		—	(9)	—
Liabilities in disposal groups held for sale		—	(60)	(2)
Tax payable	27	1	—	—

		11	(2)	3 831
Investment in associate retained		—	—	(1 269)

		11	(2)	2 562
Total consideration		22	—	3 486

		11	2	924
Provision in respect of business disposed	25	—	—	(1 280)
Realisation of accumulated translation effects		4	—	(414)

Profit/(loss) on disposal	42	15	2	(770)

Total consideration comprising
Sasol Synfuels International—Escravos GTL		—	—	3 486
Sasol Nitro—fertiliser businesses		16	—	—
Sasol Wax—Paramelt RMC BV		6	7	—
Other		—	(7)	—

Total consideration		22	—	3 486

Disposals in 2011

        On 5 July 2010, Sasol Nitro concluded a settlement agreement with the South African Competition Commission. In terms of this settlement, Sasol Nitro has restructured its fertiliser business. The settlement agreement included, amongst others, the divesting of the regional blending capacity. In March 2011, the sale of the Potchefstroom blending facility was concluded, resulting in a profit of R6 million.

        In 2011, the group also disposed of other smaller investments realising a profit of R10 million.

Disposals in 2010

        On 10 July 2007, Sasol Wax disposed of its 31% investment in Paramelt RMC BV, operating in the Netherlands, for a consideration of R251 million, realising a profit of R129 million. During 2010, the

Sasol Limited Group

Notes to the Financial Statements (Continued)

56    Disposals (Continued)

additional conditions precedent were met resulting in the receipt of additional consideration of R7 million.

        In 2010, the group also disposed of other smaller investments realising a loss of R7 million.

Disposals in 2009

        In 2008, Sasol decided in principle that it would not continue with its 37,5% participation in the EGTL project. Following negotiations with Chevron Nigeria Limited, Sasol reduced its economic interest from 37,5% to 10% for which a consideration of R3 486 million (US$360 million) was received. Due to uncertainties that arose from the fiscal arrangements for the project, management reassessed the impact on its commitments relating to the project. This resulted in a provision of R1 280 million (US$166 million) being recognised at 30 June 2009. The loss on the disposal as at 30 June 2009 amounted to R771 million. Sasol's retained 10% economic interest in EGTL has been recognised as an investment in an associate at its fair value on the disposal date plus additional investments and loans advanced (refer note 7).

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

Sasol Limited Group

Notes to the Financial Statements (Continued)

57    Guarantees and contingent liabilities

57.1 Guarantees

	Note	Guarantees 2011	Liability included on statement of financial position 2011	Guarantees 2010	Liability included on statement of financial position 2010

		Rm	Rm	Rm	Rm
Performance guarantees
In respect of EGTL	i	3 344	1 496	3 779	1 759
In respect of GTL ventures	ii	1 576	—	1 444	—
Other performance guarantees	iii	817	211	949	73
Other guarantees
In respect of the shale gas ventures	iv	11 737	—	—	—
In respect of natural oil and gas	v	2 479	2 299	2 471	2 070
In respect of letter of credit	vi	2 674	—	2 184	—
In favour of BEE partners	vii	400	12	519	16
In respect of the German propylene pipeline facility	viii	643	399	402	32
Guarantee in favour of Sasol Inzalo share transaction	ix	3 587	3 587	3 345	3 345
In respect of Natref debt	x	1 066	1 066	1 325	1 325
In respect of crude oil purchases	xi	813	813	921	921
In respect of development of retail convenience centres	xii	700	700	736	736
To RWE-DEA AG	xiii	—	—	283	—
In respect of environmental obligations	xiv	937	745	127	—
Other guarantees and claims	xv	605	—	635	11

		31 378	11 328	19 120	10 288

              i.  Sasol Limited has issued the following significant guarantees for the obligations of its associate Escravos GTL in Nigeria, including inter alia:

    A performance guarantee has been issued in respect of the construction of Escravos GTL for the duration of the investment in the associate to an amount of US$250 million (R1 693 million).

    A guarantee has been issued for Sasol's portion of its commitments in respect of the fiscal arrangements relating to the Escravos GTL project to an amount of US$166 million (R1 124 million). An amount of R1 124 million has been recognised as a provision in this regard.

    A provision has been recognised in respect of a performance guarantee related to the construction of Escravos GTL plant for an amount of US$23 million (R156 million).

    A guarantee has been issued in respect of the catalyst performance to an amount of €28 million (R275 million).

Sasol Limited Group

Notes to the Financial Statements (Continued)

57    Guarantees and contingent liabilities (Continued)

           ii.  Sasol Limited has issued the following significant guarantees for the obligations of various of its subsidiaries in respect of the GTL Ventures. These guarantees relate to the construction and funding of Oryx GTL Limited in Qatar, including inter alia:

    A guarantee for the take-or-pay obligations of a wholly owned subsidiary has been issued under the gas sale and purchase agreement (GSPA) entered into between Oryx GTL Limited, Qatar Petroleum and ExxonMobil Middle East Gas Marketing Limited, by virtue of this subsidiary's 49% shareholding in Oryx GTL Limited. Sasol's exposure is limited to the amount of US$173 million (R1 171 million). In terms of the GSPA, Oryx GTL Limited is contractually committed to purchase minimum volumes of gas from Qatar Petroleum and ExxonMobil Middle East Gas Marketing Limited on a take-or-pay basis. Should Oryx GTL terminate the GSPA prematurely, Sasol Limited's wholly owned subsidiary will be obliged to take or pay for its 49% share of the contracted gas requirements. The term of the GSPA is 25 years from the date of commencement of operations. The project was commissioned in April 2007.

    Sasol Limited issued a performance guarantee for the obligations of its subsidiaries in respect of and for the duration of the investment in Sasol Chevron Holdings Limited, limited to an amount of US$60 million (R405 million). Sasol Chevron Holdings Limited is a joint venture between a wholly owned subsidiary of Sasol Limited and Chevron Corporation.

    All guarantees listed above are issued in the normal course of business.

         iii.  Various performance guarantees issued by subsidiaries. Provisions have been recognised in relation to certain performance guarantees that were issued as part of the licensing of Sasol's GTL technology and catalyst performance in respect of Oryx GTL. The events that gave rise to these provisions are not expected to have a material effect on the economics of the group's GTL ventures. Included are performance guarantees for the development of the coal blocks in India.

          iv.  Guarantees of R11 737 million have been issued to Talisman Energy Inc, in respect of the development of the Farrell Creek and Cypress A shale gas assets in Canada until the capital carry has been fully utilised.

            v.  Guarantees have been issued to various financial institutions in respect of the obligations of its subsidiaries (Sasol Petroleum International (Pty) Ltd (SPI) and Republic of Mozambique Pipeline Investment Company (Pty) Ltd (Rompco)) for the natural gas project. The liability on the statement of financial position of R2 299 million represents the gross amount owing by SPI and Rompco to the financial institutions at 30 June 2011.

          vi.  Various guarantees issued in respect of letters of credit issued by subsidiaries.

         vii.  In terms of the sale of 25% in Sasol Oil (Pty) Ltd to Tshwarisano LFB Investment (Pty) Ltd (Tshwarisano), facilitation for the financing requirements of Tshwarisano has been provided. The undiscounted exposure at 30 June 2011 amounted to R400 million. A liability for this guarantee at 30 June 2011, amounting to R12 million, has been recognised.

        viii.  Guarantees issued to various financial institutions in respect of the German propylene pipeline facility.

Sasol Limited Group

Notes to the Financial Statements (Continued)

57    Guarantees and contingent liabilities (Continued)

          ix.  As part of the Sasol Inzalo share transaction, the C Preference shares issued by the Sasol Inzalo Groups Funding (Pty) Ltd and Sasol Inzalo Public Funding (Pty) Ltd to the financing institutions are secured against a guarantee of R3 587 million.

           x.  Guarantees issued in favour of various financial institutions in respect of the debt facilities of R1 066 million for the Natref crude oil refinery. The outstanding debt on the statement of financial position was R1 066 million at 30 June 2011.

          xi.  Sasol Limited issued a guarantee for Sasol Oil International Limited's term crude oil contract with Saudi Aramco to cover two month's crude oil commitments.

         xii.  Guarantees issued to various financial institutions in respect of debt facilities for the establishment of the retail convenience centre network of R700 million. The outstanding debt on the statement of financial position was R700 million at 30 June 2011.

        xiii.  Various performance guarantees issued in favour of RWE-DEA AG have been waived and therefore no obligation exists at 30 June 2011.

        xiv.  Guarantees issued in respect of environmental obligations of R937 million.

          xv.  Included in other guarantees are customs and excise of R149 million and R230 million in respect of feedstock purchases.

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

        The group has guaranteed the borrowing facilities and banking arrangements of certain of its subsidiaries. Further details of major banking facilities and debt arrangements at 30 June 2011 are provided in note 17.

Mineral rights

        As a result of the promulgation of legislation in South Africa, the common law (mineral rights) and associated statutory competencies of Sasol Mining have been converted to interim statutory rights (Old Order Rights). Sasol Mining is entitled to convert these Old Order Rights to statutory mining and prospecting rights (New Order Rights) after complying with certain statutory requirements. As at 30 June 2011, all applications to acquire prospecting and mining rights were granted by the Department

Sasol Limited Group

Notes to the Financial Statements (Continued)

57    Guarantees and contingent liabilities (Continued)

of Minerals Resources (DMR). These rights cover all the prospecting rights in the Free State and Waterberg as well as the prospecting and mining rights in Secunda. No value has been attributed to these rights in the annual financial statements.

Legal costs

        Legal costs expected to be incurred in connection with loss contingencies are expensed as incurred.

57.4 Litigation

Fly Ash Plant

        Sasol Synfuels was in legal proceedings with regard to the operation of a plant in Secunda. Ashcor claimed damages of R313 million relating to their inability to develop their business and a projected loss of future cash flows. In January 2010, Sasol Synfuels was granted absolution from the instance with a cost order in its favour. Ashcor filed an application for leave to appeal which was dismissed by the court with costs on 18 May 2010. Ashcor subsequently applied to the Supreme Court of Appeal for leave to appeal, which was granted and the appeal was heard on 1 September 2011 and judgement was reserved. The prospect of future loss is deemed to be remote.

Sasol Nitro

        In 2004, the South African Competition Commission (the Commission) commenced with investigations against Sasol Nitro, a division of Sasol Chemical Industries Limited (SCI), based on complaints levelled against Sasol Nitro by two of its customers, Nutri-Flo and Profert. Both complaints were subsequently referred to the Competition Tribunal (the Tribunal) by the Commission. In late 2008 and early 2009, Sasol Nitro became aware of certain facts which necessitated that it engage with the Commission in order to negotiate a settlement with regard to the complaints relating to price fixing and market sharing. In the settlement agreement concluded with the Commission, and which was confirmed by the Tribunal on 20 May 2009, Sasol Nitro, acknowledged that, in the period from 1996 to 2005, it had contravened the Competition Act by fixing prices of certain fertilisers with its competitors, by agreeing with its competitors on the allocation of customers and suppliers and to collusively tendering for supply contracts. Sasol Nitro, as part of the settlement agreement, acknowledged that the toll manufacturing agreement and related interactions and communications between Sasol and Foskor on various levels amounted to a division of markets by allocating customers and territories with regard to phosphoric acid and its derivatives. Sasol Nitro subsequently paid an administrative penalty of R250,7 million.

        Civil claims and law suits may be instituted against Sasol arising from the admissions made in the settlement agreement. It is currently not possible to make an estimate of such contingent liability and accordingly, no provision was made as at 30 June 2011.

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

Sasol Limited Group

Notes to the Financial Statements (Continued)

57    Guarantees and contingent liabilities (Continued)

        Sasol Nitro, however, continued with its engagement of the Commission and on 5 July 2010, Sasol Nitro concluded a further settlement agreement with the Commission. In terms of this settlement, Sasol Nitro has restructured its fertiliser business. Sasol Nitro believes the restructuring will address the Commission's concerns regarding Sasol's position within the nitrogen based fertiliser value chain, while also opening the industry to more competition. Sasol Nitro is in the process of withdrawing from certain downstream fertiliser activities with increased focus on the core activities of its fertiliser business.

        The settlement agreement is a full and final settlement of the alleged contraventions of excessive pricing and exclusionary practices, which were the subject of the Nutri-Flo and Profert referrals. On 20 July 2010, the Tribunal confirmed the settlement agreement. No finding was made relating to abuse of dominance and accordingly no administrative penalty was imposed. Sasol also did not make any admissions as to abuse of dominance.

        The settlement agreement included the following salient structural changes to Sasol Nitro's fertiliser business model:

  •
  Divesting its regional blending capacity in Bellville, Durban, Kimberley, Potchefstroom and Endicott whilst retaining its full production activities in Secunda.

  •
  Altering Sasol Nitro's fertiliser sales approach to a Secunda ex-works model. All fertiliser retail agent contracts have been phased out and a new fertiliser sales operating model formulated.

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

        The settlement together with the changes to the Sasol Nitro business, will not have a material adverse impact on the Sasol group.

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

Sasol Limited Group

Notes to the Financial Statements (Continued)

57    Guarantees and contingent liabilities (Continued)

        On 15 December 2008, all Sasol companies affected by the decision lodged an appeal with the European Union's General Court against the decision of the European Commission on the basis that the fine is excessive and should be reduced. As a result of the fine imposed on Sasol Wax GmbH, it is possible that customers may institute court proceedings against Sasol Wax for compensation of potential damages. The result of such proceedings cannot be determined at present and accordingly, no provision was made at 30 June 2011.

Sasol Polymers

        As previously disclosed by Sasol, the Commission has been investigating the South African polymers industry. On 12 August 2010, the Commission announced that it had referred its findings to the Tribunal for adjudication.

        The complaints that the Commission referred to the Tribunal allege that Sasol Chemical Industries Limited (SCI) has in the pricing of polypropylene and propylene in the domestic South African market contravened section 8(a) of the Competition Act (the Act) in that its prices for each of the products are excessive. The referral further alleges that in regard to a formula employed and information exchanged between SCI and Safripol (Pty) Ltd (Safripol) to determine the price of propylene which SCI sells to Safripol, SCI and Safripol have contravened section 4(1)(b)(i) of the Act by engaging in price fixing. The Commission also announced that it had simultaneously reached a settlement with Safripol in which Safripol admitted that the supply agreement between SCI and Safripol and its implementation amounted to the indirect fixing of a price or trading condition in contravention of the Act. This settlement agreement between the Commission and Safripol was confirmed by the Tribunal on 25 August 2010.

        On 14 December 2010, Sasol Polymers, a division of SCI, concluded a settlement agreement with the Commission in relation to its existing propylene supply agreement (the Supply Agreement) with Safripol. The Supply Agreement was concluded pursuant to concerns raised by Safripol in relation to the proposed merger in 1993 of Sasol Limited and AECI Limited's monomer, polymer and certain other chemical operations. To address these concerns, the then Competition Board required a supply agreement, which would ensure Safripol's ongoing access to propylene according to a pricing formula, which would result in market-related prices. At the time, neither party understood this pricing formula to give rise to competition law concerns. The Commission, in terms of the current Competition Act, alleged that the pricing formula, which required the exchange of pricing information amounts to indirect price fixing.

        Given the uncertainty surrounding the legal position in relation to the pricing formula and the technicality of the matter, it was considered prudent to settle the matter. Sasol Polymers has therefore agreed to pay a penalty of R111,7 million, which represents 3% of Sasol Polymers' turnover derived from its sale of polypropylene products for its 2009 financial year. The settlement agreement is in full and final settlement of the Commission's allegations that the pricing formula gave rise to indirect price fixing. The settlement agreement was confirmed by the Tribunal on 24 February 2011.

        As part of its investigation into the polymer industry, the Commission has also contended that the prices at which Sasol Polymers supplies propylene and polypropylene are excessive. Sasol Polymers does not agree with the Commission's position in this regard and is contesting the Commission's allegations. Consequently, the Commission's allegations in respect of excessive pricing do not form any part of the

Sasol Limited Group

Notes to the Financial Statements (Continued)

57    Guarantees and contingent liabilities (Continued)

settlement agreement concluded between the parties.The result of the investigation by the Commission cannot be determined at present and accordingly, no provision was made at 30 June 2011.

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

        Sasol Oil and Tosas, as leniency applicants, have been granted conditional immunity from prosecution and no penalty will be sought by the Commission against Sasol or its subsidiaries subject to the leniency becoming unconditional. Sasol Oil and Tosas are cooperating with the Commission in its preparation for the hearing of the referral against those respondents who have not yet concluded settlement agreements with the Commission. The hearing is scheduled for May 2012.

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

        On 20 August 2010, Spring Lights concluded a settlement agreement with the Commission in terms of which Spring Lights acknowledged the mentioned contraventions and agreed to pay an administrative penalty of R10,8 million. A provision was made in 2009 . Spring Lights has also made an application to the Commission to exempt the conduct permitted in terms of these agreements, on the basis that it promotes the ability of small businesses, or firms controlled or owned by historically disadvantaged persons, to become competitive, in terms of section 10 (3)(b)(ii) of the Act. The settlement agreement was considered by the Tribunal on 1 September 2010 but the matter was postponed sine die to enable the Commission to make a ruling on the exemption application of Spring Lights.

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

57.6 Augusta bay pollution investigation

        The local prosecutor's office in Augusta, Italy, was investigating a pollution incident at Augusta Bay, allegedly caused by the infiltration of pollutants into the sea. The investigation involved all the companies located within the Melilli-Priolo-Augusta industrial area, which includes Sasol Italy. The Prosecutor's office and the involved companies each appointed experts to evaluate the environmental situation which included a broad range of ecological impacts. It was not clear what product was the cause of the pollution and Sasol Italy's potential involvement would only be able to be determined after collection and analysis of samples, sea sediments and sea water. Experts had, at the request of the judge, filed their opinions on the cause of the pollution. The judge requested the court for an extension of the preliminary investigation. On 13 October 2010, the court dismissed the case in favour of all the companies involved.

57.7 Environmental matters

        Sasol's combined mining, fuel and chemical operations are subject to numerous local, national and regional safety, health and environmental laws and regulations in Southern Africa, Europe, Canada, the United States of America, Asia, and the Middle East. These laws and regulations may become more stringent and may, in some cases, affect our business, operating results, cash flows and financial condition.

        Environmental compliance is an increasingly important consideration in our businesses, and we expect to continue to incur significant capital expenditures and operational and maintenance costs for environmental compliance, including costs related to reductions in air emissions such as carbon dioxide (CO2), and other greenhouse gases (GHG), wastewater discharges and waste management. Violations of environmental laws and regulations could lead to substantial costs and liabilities, including civil and criminal fines and penalties. These laws and regulations relate to the protection of human health and the environment including the controlling of discharge of materials into the environment and may, in future, require Sasol to remediate or rehabilitate the effects of its operations on the environment.

Sasol Limited Group

Notes to the Financial Statements (Continued)

57    Guarantees and contingent liabilities (Continued)

        The risk of future costs and capital expenditure may exist at a number of sites, including, but not limited to, sites where action has been taken to remediate soil and groundwater contamination. These future costs are not fully determinable due to factors such as the unknown extent of possible contamination, uncertainty regarding the timing and extent of remediation actions that may be required, the allocation of the environmental obligation among multiple parties, the discretion of regulators and changing legal requirements.

        Sasol's environmental obligation accrued at 30 June 2011 was R6 900 million compared to R6 109 million in 2010. Included in this balance is an amount accrued of approximately R2 696 million in respect of the costs of remediation of soil and groundwater contamination and similar environmental costs. These costs relate to the following activities: site assessments, soil and groundwater clean-up and remediation, and ongoing monitoring. Due to uncertainties regarding future costs the potential loss in excess of the amount accrued cannot be reasonably determined.

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

South Africa

        In South Africa, the environmental regulatory legal framework is still evolving, as is the enforcement process. We work with government authorities in striving to find a balance between economic development and, social and environmental considerations. Recent changes in government resulted in the alignment of departments governing environmental matters. South Africa has ratified the Kyoto Protocol under the United Nations Framework Convention on Climate Change and is currently developing a climate change response policy to align with international developments and to manage emission reductions cost effectively.

Europe

        Our European facilities are subject to extensive environmental regulation in the various countries in which we operate. For example: The European Union Chemicals Regulation for the registration, evaluation and authorisation of chemicals (REACH) (1907/2006/EC) is intended to harmonise existing European and national regulations to provide a better protection of human health and our environment against the harmful effects of hazardous substances and preparations. We are in the process of obtaining the relevant data required in order to comply with REACH. We have already complied with the first major deadline and registered our highest volume products at the end of the 2010 calendar year. We are now in the process of registering the second tier volume products, and we expect to meet the deadline of June 2013.

Sasol Limited Group

Notes to the Financial Statements (Continued)

57    Guarantees and contingent liabilities (Continued)

        The countries within which we operate in Europe have all ratified the Kyoto Protocol and we have developed a GHG strategy to comply with applicable GHG restrictions and to manage emission reductions cost effectively.

United States

        Sasol North America (Sasol NA), Sasol Wax and Merisol are subject to numerous federal, state, and local laws and regulations that regulate the discharge of materials into the environment or that otherwise relate to the protection of human health and the environment.

        Sasol NA has been investigating the remediation of soil and groundwater contamination at the Lake Charles chemical complex and Baltimore plant sites resulting from historical operations under orders issued by Louisiana and Maryland Departments of the Environment, respectively. Soil and groundwater remedial costs are not expected to exceed US$14 million.

        Under the agreement for the acquisition of Condea, Sasol received an indemnification from RWE-DEA AG, the seller of the Condea business, for most of the costs of remediation and rehabilitation of environmental contamination existing at Condea Vista Company located in the United States on or before 1 March 2001.

        Environmental compliance expenditures for our interest in Sasol NA, Sasol Wax and Merisol's manufacturing sites for the next five years are estimated to range from US$2 million to US$6 million per year.

Sasol Limited Group

Notes to the Financial Statements (Continued)

58    Commitments under leases

Minimum future lease payments—operating leases

        The group rents buildings under long-term non-cancellable operating leases and also rents offices and other equipment under operating leases that are cancellable at various short-term notice periods by either party.

	2011	2010	2009

	Rm	Rm	Rm
Buildings and offices
Within one year	242	252	206
One to two years	224	212	203
Two to three years	206	176	161
Three to four years	187	158	134
Four to five years	198	139	127
More than five years	596	812	844

	1 653	1 749	1 675

Equipment
Within one year	410	444	510
One to two years	304	298	324
Two to three years	235	232	228
Three to four years	211	211	189
Four to five years	169	198	175
More than five years	746	845	985

	2 075	2 228	2 411

Included in operating leases for equipment is the rental of a pipeline for the transportation of gas products. The rental payments are determined based on the quantity of gas transported. The lease may be extended by either party to the lease for a further three year period prior to the expiry of the current lease term of 17 years.
Water reticulation for Sasol Synfuels
Within one year	107	87	70
One to two years	115	106	91
Two to three years	124	115	100
Three to four years	132	124	107
Four to five years	140	132	113
More than five years	2 885	2 618	2 660

	3 503	3 182	3 141

The water reticulation commitments of Sasol Synfuels relate to a long-term water supply agreement. The rental payments are determined based on the quantity of water consumed over the 20 year period of the lease.

Total minimum future lease payments	7 231	7 159	7 227

Sasol Limited Group

Notes to the Financial Statements (Continued)

58    Commitments under leases (Continued)

        These leasing arrangements do not impose any significant restrictions on the group or its subsidiaries.

	2011	2010	2009

	Rm	Rm	Rm
Business segmentation—minimum future operating lease payments
South African energy cluster	5 289	4 908	4 945
Mining	—	1	—
Gas	1 339	1 412	1 495
Synfuels	3 504	3 188	3 145
Oil	446	307	305
International energy cluster	590	720	651
Synfuels International	335	431	372
Petroleum International	255	289	279
Chemical cluster	1 107	1 227	1 296
Polymers	184	198	202
Solvents	288	316	285
Olefins & Surfactants	359	404	459
Other	276	309	350
Other businesses	245	304	335

	7 231	7 159	7 227

Contingent rentals

        The group has contingent rentals in respect of operating leases that are linked to market related data such as the rand/US dollar exchange rate and inflation.

	2011	2010	2009

	Rm	Rm	Rm
Minimum future lease payments—finance leases
Within one year	204	161	145
One to two years	155	203	146
Two to three years	143	149	189
Three to four years	117	136	135
Four to five years	98	110	122
More than five years	856	807	773
Less amounts representing finance charges	(685)	(658)	(715)

	888	908	795

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

        Disclosure in respect of joint ventures is provided in note 63 and of associates in note 7.

Material related party transactions were as follows

	2011	2010	2009

	Rm	Rm	Rm
Sales and services rendered to related parties
joint ventures	251	218	306
associates	1 739	1 646	1 266

	1 990	1 864	1 572

Purchases from related parties
joint ventures	1 410	1 066	663
associates	773	696	923
third parties	938	977	1 207
retirement funds	750	432	408

	3 871	3 171	3 201

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

Sasol Limited Group

Notes to the Financial Statements (Continued)

59    Related party transactions (Continued)

Directors and senior management

        Remuneration and benefits paid and short-term incentives approved for the executive directors' and former executive director for the 2011 financial year were as follows:

Executive directors	Salary	Retirement funding	Other benefits	Annual incentives(1)	Total 2011(2)	Total 2010(3)

	R'000	R'000	R'000	R'000	R'000	R'000
LPA Davies(4)	8 060	1 685	3 883	10 828	24 456	20 568
VN Fakude	4 626	876	458	4 984	10 944	8 819
AM Mokaba(5)	—	—	—	—	—	9 317
KC Ramon	4 275	1 281	235	4 987	10 778	9 052

Total	16 961	3 842	4 576	20 799	46 178	47 756

(1)
Incentives approved on the group results for the 2011 financial year and payable in the following year. Incentives are calculated as a percentage of total guaranteed package. The difference between the total amount approved as at 8 September 2011 and the total amount accrued as at 30 June 2011 represents an over provision of R0,3 million. The over provision for 2010 (R0,6 million) in respect of the payment of R18,1 million was reversed in 2011.

(2)
Total remuneration for the financial year excludes gains derived from the long-term incentive schemes, details of which are disclosed in note 46.

(3)
Includes incentives approved on the group results for the 2010 financial year and paid in 2011.

(4)
Retired as a director of Sasol Limited on 30 June 2011. Employment contract ends 12 September 2011.

(5)
Resigned as a director of Sasol Limited on 14 October 2009.

Sasol Limited Group

Notes to the Financial Statements (Continued)

59    Related party transactions (Continued)

        The aggregate remuneration of prescribed officers/members of the group executive committee (GEC) for the 2011 financial year (excluding that of the executive directors as disclosed separately above) was as follows:

Prescribed officers/group executive committee members	Salary	Retirement funding	Other benefits(2)	Annual incentive(1)		Total 2011	Total 2010(8)

	R'000	R'000	R'000	R'000		R'000	R'000
DE Constable(3)	755	12	1 209	828	(7)	2 804	—
A de Klerk(4)	2 480	899	718	2 415		6 512	6 910
AM de Ruyter	3 584	672	79	3 747		8 082	5 775
NL Joubert	4 001	827	1 099	3 269		9 196	7 603
VD Kahla(5)	1 698	224	658	1 296		3 876	—
BE Klingenberg	2 950	727	304	2 763		6 744	5 270
M Radebe(6)	1 567	307	221	1 299		3 394	—
CF Rademan	2 712	570	696	2 679		6 657	5 584
GJ Strauss	4 212	869	1 588	3 751		10 420	7 442

Total	23 959	5 107	6 572	22 047		57 685	38 584

Number of members(3)						8	6

(1)
Incentives approved on the group results for the 2011 financial year and payable in the following year. Incentives are calculated as a percentage of the total guaranteed package. The difference between the total amount approved as at 8 September 2011 and the total amount accrued as at 30 June 2011 represents an over provision of R0,5 million. The over provision for 2010 (R0,15 million) in respect of the payment of R16,6 million was reversed in 2011.

(2)
Other benefits include vehicle benefits, medical benefits, vehicle insurance fringe benefits and exchange rate fluctuations as well as the sign on payments for Mr DE Constable.

(3)
Appointed as a GEC member with effect from 1 June 2011, as chief executive officer designate. Appointed as chief executive officer and executive director of Sasol Limited, effective 1 July 2011.

(4)
Retired as a GEC member with effect from 30 April 2011.

(5)
Appointed as a GEC member with effect from 1 January 2011.

(6)
Appointed as a GEC member with effect from 1 November 2010.

(7)
Mr DE Constable was entitled to participate in the short-term incentive scheme with effect from 1 June 2011. The group's achievement against group targets was used to calculate the incentive as a percentage of his maximum bonus, for the one month of service.

(8)
Includes incentives approved on the group results for the 2010 financial year and paid in 2011.

Sasol Limited Group

Notes to the Financial Statements (Continued)

59    Related party transactions (Continued)

        Non-executive directors' remuneration for the year was as follows:

Non-executive directors	Board fees(6)	Lead director fees	Committee fees	Share incentive trustee fees	Total 2011	Total 2010

	R'000	R'000	R'000	R'000	R'000	R'000
C Beggs	397	—	317	—	714	533
BP Connellan(1)	190	—	284	67	541	1 039
HG Dijkgraaf(2)	892	—	704	67	1 663	1 418
MSV Gantsho	397	—	284	—	681	593
A Jain(2)(3)	372	—	—	—	372	862
GA Lewin(2)(4)	656	—	102	—	758	220
IN Mkhize	397	—	216	100	713	528
JN Njeke	397	—	175	—	572	533
TH Nyasulu (Chairman)	3 450	—	433	67	3 950	3 750
JE Schrempp (Lead independent director)[2]	892	307	247	67	1 513	1 428
TA Wixley(5)	190	—	142	—	332	636

Total	8 230	307	2 904	368	11 809	11 540

(1)
Retired as director of Sasol Limited on 31 December 2010.

(2)
Board fees paid in US dollars. Board fee rand equivalent at actual exchange rates.

(3)
Resigned as director of Sasol Limited on 26 November 2010.

(4)
Resigned as a director of Sasol Limited on 1 April 2011.

(5)
Retired as a director of Sasol Limited on 31 December 2010.

(6)
Includes fees for scheduled ad hoc board meeting attended during the year.

Sasol Limited Group

Notes to the Financial Statements (Continued)

59    Related party transactions (Continued)

        Details of the directors' and prescribed officers/group executive committee shareholding in Sasol Limited are disclosed as follows:

	2011				2010
Beneficial shareholding	Number of shares		Number of share options(2)	Total beneficial shareholding	Number of shares		Number of share options(2)	Total beneficial shareholding

	Direct	Indirect(1)			Direct	Indirect(1)
Executive directors
LPA Davies(3)	136 800	235	353 400	490 435	86 700	228	396 500	483 428
VN Fakude	1 500	—	41 200	42 700	1 500	—	41 200	42 700
KC Ramon	21 500	41 556	54 400	117 456	21 500	41 556	27 200	90 256
Non-executive directors
BP Connellan(4)	10 500	—	—	10 500	10 500	—	—	10 500
IM Mkhize	1 313	18 626	—	19 939	1 313	18 626	—	19 939
TH Nyasulu	—	1 450	—	1 450	—	1 450	—	1 450
TA Wixley(4)	2 500	—	—	2 500	2 500	—	—	2 500

Total	174 113	61 867	449 000	684 980	124 013	61 860	464 900	650 773

(1)
Includes units held in the Sasol Share Savings Trust and shares held through Sasol Inzalo Public Limited.

(2)
Including share options which have vested or which vest within sixty days of 30 June 2011.

(3)
Retired as a director of Sasol Limited on 30 June 2011.

(4)
Retired as a director of Sasol Limited on 31 December 2010.

	2011				2010
Beneficial shareholding	Number of shares		Number of share options(2)	Total beneficial shareholding	Number of shares		Number of share options(2)	Total beneficial shareholding

	Direct	Indirect(1)			Direct	Indirect(1)
Prescribed officers
DE Constable	—	—	—	—	—	—	—	—
A de Klerk(4)	—	—	—	—	—	—	69 400	69 400
AM de Ruyter	5 900	—	21 600	27 500	5 900	—	14 100	20 000
NL Joubert	1 400	—	30 700	32 100	1 400	—	37 200	38 600
VD Kahla	—	—	—	—	—	—	—	—
BE Klingenberg	700	—	23 900	24 600	2 600	—	28 200	30 800
M Radebe	—	3 575	10 000	13 575	—	—	—	—
CF Rademan	350	—	—	350	350	—	6 300	6 650
GJ Strauss	4 300	175	60 800	65 275	5 200	161	59 500	64 861

Total	12 650	3 750	147 000	163 400	15 450	161	214 700	230 311

(1)
Includes units held in the Sasol Share Savings Trust.

(2)
Including share options which have vested or which vest within sixty days of 30 June 2011.

(3)
Excluding the executive directors disclosed separately above

(4)
Retired as a GEC member with effect from 30 April 2011.

Sasol Limited Group

Notes to the Financial Statements (Continued)

60    Inflation reporting

        The financial statements have not been restated to a current cost basis as the group does not operate in a hyperinflationary economy.

	2011	2010	2009

	%	%	%
Consumer Price Index—South Africa	3,9	5,7	10,2
Producer Price Index—South Africa	6,8	1,4	9,1

61    Subsidiaries with a year end different to that of the group

        With effect from 1 July 2010, Sasol Italy SpA, a wholly owned subsidiary, changed its statutory year end from 31 May to 30 June. The change in the year end did not result in a significant effect on the consolidated annual financial statements for the year ended 30 June 2011.

62    Subsequent events

        There were no events that occurred subsequent to 30 June 2011.

Sasol Limited Group

Notes to the Financial Statements (Continued)

63    Interest in joint ventures

        In accordance with the group's accounting policy, the results of joint ventures are proportionately consolidated on a line-by-line basis. The information provided below includes intercompany transactions and balances.

	Sasol GTL	Sasol Canada	Polymers*	Merisol	Spring Lights Gas	Other**	2011 Total	2010 Total	2009 Total

	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm
Statement of financial position
External non-current assets	3 454	5 096	4 641	258	42	835	14 326	10 749	10 912
Property, plant and equipment	3 254	774	4 470	225	—	785	9 508	9 952	10 231
Assets under construction	169	4 322	41	8	—	4	4 544	498	373
Other non-current assets	31	—	130	25	42	46	274	299	308
Intercompany non-current assets	—	—	—	—	—	—	—	1	—
External current assets	918	2 939	1 800	416	78	623	6 774	3 743	3 032
Intercompany current assets	397	—	480	6	—	110	993	632	545

Total assets	4 769	8 035	6 921	680	120	1 568	22 093	15 125	14 489

Shareholders' equity	4 180	7 233	3 353	470	100	607	15 943	9 055	8 262
Long-term debt (interest bearing)	34	—	1 404	—	—	341	1 779	2 241	2 151
Intercompany long-term debt	—	—	928	—	—	3	931	1 224	1 518
Long-term provisions	117	34	50	7	—	17	225	113	83
Other non-current liabilities	97	(3)	149	49	—	36	328	299	247
Interest bearing current liabilities	—	—	334	64	—	97	495	798	823
Non-interest bearing current liabilities	233	728	697	46	10	387	2 101	1 263	1 278
Intercompany current liabilities	108	43	6	44	10	80	291	132	127

Total equity and liabilities	4 769	8 035	6 921	680	120	1 568	22 093	15 125	14 489

Income statement
Turnover	3 477	70	3 914	846	196	1 463	9 966	7 478	8 168

Operating profit	1 778	(91)	1 435	93	77	143	3 435	2 718	2 853
Other income/(expenses)	3	(4)	(135)	(1)	4	(20)	(153)	(265)	(502)

Net profit/(loss) before tax	1 781	(95)	1 300	92	81	123	3 282	2 453	2 351
Taxation	(22)	3	(37)	(22)	(32)	(41)	(151)	(133)	(112)

Attributable profit	1 759	(92)	1 263	70	49	82	3 131	2 320	2 239

Statement of cash flows
Cash flow from operations	2 168	(64)	1 735	127	85	200	4 251	3 417	3 692
Movement in working capital	(137)	590	(421)	(4)	4	(55)	(23)	(851)	(302)
Taxation paid	(5)	—	(2)	(28)	(33)	(34)	(102)	(56)	(114)
Other expenses	—	(4)	(143)	(2)	—	(38)	(187)	(303)	(542)

Cash available from operations	2 026	522	1 169	93	56	73	3 939	2 207	2 734
Dividends paid	(1 896)	—	(591)	(21)	(65)	(61)	(2 634)	(285)	(364)

Cash retained from operations	130	522	578	72	(9)	12	1 305	1 922	2 370
Cash flow from investing activities	(183)	(5 065)	(88)	(20)	—	(177)	(5 533)	(560)	(743)
Cash flow from financing activities	70	7 501	(567)	(44)	—	209	7 169	(1 577)	(949)

Decrease/(increase) in cash requirements	17	2 958	(77)	8	(9)	44	2 941	(215)	678

*
Comprising Arya Sasol Polymer Company and Petlin.

**
Includes Sasol Dyno Nobel, Sasol Fibres, Sasol Huntsman, Sasol Lurgi, Sasol Oil Petromoc, Sasol Yihai and Sasol Uzbekistan.

Sasol Limited Group

Notes to the Financial Statements (Continued)

63    Interest in joint ventures (Continued)

        At 30 June 2011, the group's share of the total capital commitments of joint ventures amounted to R4 202 million (2010—R444 million; 2009—R590 million). R3 879 million relates to the Sasol Canada business.

        The GTL businesses results are associated with the GTL venture in Qatar and the evaluation of other projects in accordance with the group's strategy.

        The Sasol Canada businesses results are associated with the Farrell Creek and Cypress A shale gas assets in Canada in accordance with the group's strategy to grow Sasol's upstream asset base.

64    Financial risk management and financial instruments

Introduction

        The group is exposed in varying degrees to a variety of financial instrument related risks. The group executive committee (GEC) has the overall responsibility for the establishment and oversight of the group's risk management framework. The GEC established the risk and safety, health and environment committee, which is responsible for providing the board with the assurance that significant business risks are systematically identified, assessed and reduced to acceptable levels. A comprehensive risk management process has been developed to continuously monitor and control these risks. The Sasol group has a central treasury function that manages the financial risks relating to the group's operations. The group business committee, a sub-committee of the GEC consisting of the managing directors of the business units and functional core representatives, meets regularly to review and, if appropriate, approve the implementation of optimal strategies for the effective management of financial risks. The committee reports on a regular basis to the GEC on its activities.

Capital risk management

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

        The group manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain the capital structure, the group may adjust the amount of dividends paid to shareholders, return capital to shareholders, repurchase shares currently issued, issue new shares, issue new debt, issue new debt to replace existing debt with different characteristics and/or sell assets to reduce debt.

        The group monitors capital utilising a number of measures, including the gearing ratio. The gearing ratio is calculated as net borrowings (total borrowings less cash) divided by shareholders' equity. The gearing level takes into account the group's substantial capital investment and susceptibility to external market factors such as crude oil prices, exchange rates and commodity chemical prices. In 2009, the targeted gearing ratio was lowered to 20%—40% from the previous range of 30%—50%. The group's gearing level for 2011 of 1,3% (2010—1,0%; 2009—negative 1,2%) remained low as a result of improved operating results. The gearing ratio is expected to return to the targeted range as the capital expansion programme progresses in the medium- to long-term horizon.

Sasol Limited Group

Notes to the Financial Statements (Continued)

64    Financial risk management and financial instruments (Continued)

Financing risk

        Financing risk refers to the risk that financing of the group's capital requirements and refinancing of existing borrowings could become more difficult or more costly in the future. This risk can be decreased by achieving the targeted gearing ratio, ensuring that maturity dates are evenly distributed over time, and that total short-term borrowings do not exceed liquidity levels. The group's goals for long-term borrowings include an average time to maturity of at least 2 years, and an even spread of maturities.

Credit rating

        To achieve and keep an efficient capital structure, the group aims to maintain a stable long-term credit rating.

Risk profile

        Risk management and measurement relating to each of these risks is discussed under the headings below (subcategorised into credit risk, liquidity risk, and market risk) which entails an analysis of the types of risk exposure, the way in which such exposure is managed and quantification of the level of exposure in the statement of financial position. The group's objective in using derivative instruments is for hedging purposes to reduce the uncertainty over future cash flows arising from foreign currency, interest rate and commodity price risk exposures.

a) Credit risk

        Credit risk, or the risk of financial loss due to counterparties not meeting their contractual obligations, is managed by the application of credit approvals, limits and monitoring procedures. Where appropriate, the group obtains security in the form of guarantees to mitigate risk. Counterparty credit limits are in place and are reviewed and approved by the respective subsidiary credit management committees. The central treasury function provides credit risk management for the group-wide exposure in respect of a diversified group of banks and other financial institutions. These are evaluated regularly for financial robustness especially in the current global economic environment. Management has evaluated treasury counterparty risk and does not expect any treasury counterparties to fail in meeting their obligations.

        Trade and other receivables consist of a large number of customers spread across diverse industries and geographical areas. The exposure to credit risk is influenced by the individual characteristics, the industry and geographical area of the counterparty with whom we have transacted. Trade and other receivables are carefully monitored for impairment. An allowance for impairment of trade receivables is made where there is an identified loss event, which based on previous experience, is evidence of a reduction in the recoverability of the cash flows. Details of the credit quality of trade receivables and the associated provision for impairment is disclosed in note 13.

        No single customer represents more than 10% of the group's total turnover or more than 10% of total trade receivables for the years ended 30 June 2011, 2010 and 2009. Approximately 49% (2010—51%; 2009—50%) of the group's total turnover is generated from sales within South Africa, while about 23% (2010—22%; 2009—23%) relates to European sales. Approximately 47% (2010—51%;

Sasol Limited Group

Notes to the Financial Statements (Continued)

64    Financial risk management and financial instruments (Continued)

2009—53%) of the amount owing in respect of trade receivables is from counterparties in South Africa, while European receivables amount to about 28% (2010—24%; 2009—25%).

        Credit risk exposure in respect of long-term receivables and trade receivables is further analysed in notes 9 and 13, respectively. The carrying value represents the maximum credit risk exposure.

        The group has provided guarantees for the financial obligations of subsidiaries, joint-ventures and third parties. The outstanding guarantees at 30 June 2011 are provided in note 57.1.

b) Liquidity risk

        Liquidity risk is the risk that an entity in the group will be unable to meet its obligations as they become due. The group manages liquidity risk by effectively managing its working capital, capital expenditure and cash flows, making use of a central treasury function to manage pooled business unit cash investments and borrowing requirements. Currently the group is maintaining a positive cash position, conserving the group's cash resources through renewed focus on working capital improvement and capital reprioritisation. The group meets its financing requirements through a mixture of cash generated from its operations and, short- and long-term borrowings. Adequate banking facilities and reserve borrowing capacities are maintained (refer note 17). The Sasol group is in compliance with all of the financial covenants per its loan agreements, none of which is expected to present a material restriction on funding or its investment policy in the near future. The group has sufficient undrawn borrowing facilities (refer note 17), which could be utilised to settle obligations.

Sasol Limited Group

Notes to the Financial Statements (Continued)

64    Financial risk management and financial instruments (Continued)

        The maturity profile of the contractual cash flows of financial instruments at 30 June were as follows:

	Note	Contractual cash flows*	Within one year	One to two years	Two to three years	Three to four years	Four to five years	More than five years

		Rm	Rm	Rm	Rm	Rm	Rm	Rm
2011
Financial assets
Loans and receivables		39 276	37 818	48	348	341	340	381
Long-term receivables	9	1 482	24	48	348	341	340	381
Trade receivables	13	18 777	18 777	—	—	—	—	—
Other receivables	14	998	998	—	—	—	—	—
Cash restricted for use	16	3 303	3 303	—	—	—	—	—
Cash	16	14 716	14 716	—	—	—	—	—
Investments available-for-sale
Investments in securities	6	189	—	—	—	—	—	189
Investments held for trading
Investments in securities	6	30	—	—	—	—	—	30
Investments held-to-maturity
Investments in securities	6	445	—	—	—	—	—	445

Non-derivative instruments		39 940	37 818	48	348	341	340	1 045
Derivative instruments
Forward exchange contracts		15 169	7 798	3 845	2 846	680	—	—

		55 109	45 616	3 893	3 194	1 021	340	1 045

Financial liabilities
Non-derivative instruments		(31 893)	(16 931)	(1 389)	(1 581)	(1 579)	(1 113)	(9 300)
Long-term debt		(16 534)	(1 572)	(1 389)	(1 581)	(1 579)	(1 113)	(9 300)
Short-term debt	23	(109)	(109)	—	—	—	—	—
Trade payables and accrued expenses	28	(13 964)	(13 964)	—	—	—	—	—
Other payables	29	(1 077)	(1 077)	—	—	—	—	—
Bank overdraft	16	(209)	(209)	—	—	—	—	—
Financial guarantees(1)		(634)	(634)	—	—	—	—	—

		(32 527)	(17 565)	(1 389)	(1 581)	(1 579)	(1 113)	(9 300)
Derivative instruments
Forward exchange contracts		(15 318)	(7 892)	(3 966)	(2 800)	(660)	—	—
Interest rate derivatives		(19)	(11)	—	—	—	—	(8)

		(47 864)	(25 468)	(5 355)	(4 381)	(2 239)	(1 113)	(9 308)

Sasol Limited Group

Notes to the Financial Statements (Continued)

64    Financial risk management and financial instruments (Continued)

	Note	Contractual cash flows*	Within one year	One to two years	Two to three years	Three to four years	Four to five years	More than five years

		Rm	Rm	Rm	Rm	Rm	Rm	Rm
2010
Financial assets
Loans and receivables		34 068	32 920	325	320	164	9	330
Long-term receivables	9	1 317	169	325	320	164	9	330
Trade receivables	13	15 296	15 296	—	—	—	—	—
Other receivables	14	744	744	—	—	—	—	—
Cash restricted for use	16	1 841	1 841	—	—	—	—	—
Cash	16	14 870	14 870	—	—	—	—	—
Investments available-for-sale
Investments in securities	6	245	77	—	—	—	—	168
Investments held-to-maturity
Investments in securities	6	417	—	—	—	—	—	417

Non-derivative instruments		34 730	32 997	325	320	164	9	915
Derivative instruments
Forward exchange contracts		4 059	4 058	1	—	—	—	—
Cross currency swaps		469	469	—	—	—	—	—

		39 258	37 524	326	320	164	9	915

Financial liabilities
Non-derivative instruments		(28 204)	(13 516)	(1 825)	(1 483)	(1 433)	(998)	(8 949)
Long-term debt		(15 855)	(1 167)	(1 825)	(1 483)	(1 433)	(998)	(8 949)
Short-term debt	23	(456)	(456)	—	—	—	—	—
Trade payables and accrued expenses	28	(10 675)	(10 675)	—	—	—	—	—
Other payables	29	(1 099)	(1 099)	—	—	—	—	—
Bank overdraft	16	(119)	(119)	—	—	—	—	—
Financial guarantees(1)		(749)	(749)	—	—	—	—	—

		(28 953)	(14 265)	(1 825)	(1 483)	(1 433)	(998)	(8 949)
Derivative instruments
Forward exchange contracts		(4 382)	(4 052)	(326)	(4)	—	—	—
Cross currency swaps		(469)	(469)	—	—	—	—	—
Interest rate derivatives		(26)	(20)	(6)	—	—	—	—
Commodity derivatives		(1)	(1)	—	—	—	—	—

		(33 831)	(18 807)	(2 157)	(1 487)	(1 433)	(998)	(8 949)

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

Sasol Limited Group

Notes to the Financial Statements (Continued)

64    Financial risk management and financial instruments (Continued)

Cash flow hedges

        In certain cases, the group classifies its forward foreign currency contracts hedging highly probable forecast transactions as cash flow hedges. Where this designation is documented, changes in fair value are recognised in equity until the hedged transactions occur, at which time the respective gains or losses are transferred to the income statement (or hedged item on the statement of financial position) in accordance with the group's accounting policy.

        The expected future timing of the recycling of derivatives used for hedging on the income statement at 30 June were as follows:

	Carrying value	Within one year	One to two years	Two to three years	Three to four years	Four to five years	More than five years

	Rm	Rm	Rm	Rm	Rm	Rm	Rm
2011
Derivative instruments—cash flow hedges
Financial assets	5	1	2	—	—	—	2
Financial liabilities	53	14	6	2	2	2	27

2010
Derivative instruments—cash flow hedges
Financial assets	2	2	—	—	—	—	—
Financial liabilities	174	88	22	6	5	4	49

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

        Changes in the foreign exchange rates also affect the group's income in connection with the translation of the income statements of foreign subsidiaries into South African Rand. Sasol does not

Sasol Limited Group

Notes to the Financial Statements (Continued)

64    Financial risk management and financial instruments (Continued)

hedge such exposure. The translation exposures arising from income statements of foreign subsidiaries are included in the analysis mentioned below.

        Forward exchange contracts are utilised primarily to reduce foreign currency exposure arising from imports into South Africa. Forward cover is required on both capital expenditure and imports (payables) in excess of US$50 000. This is an established policy of our group based on anticipated long-term trends and is designed to hedge our exposure in South Africa to exchange rate-based volatility in cash flows on both operating and capital expenditure. This policy enables us to more accurately forecast our cash flows for purchases of both capital items and operating materials thereby improving our management of both working capital and debt.

        The GEC sets intervention levels to specifically assess large forward cover amounts for long periods into the future which have the potential to materially affect Sasol's financial position. These limits are reviewed from time to time. The group also makes use of customer foreign currency accounts, where needed.

        The following significant exchange rates applied during the year:

	Average rate		Closing rate

	2011	2010	2011	2010

Rand/Euro	9,54	10,55	9,82	9,39
Rand/US dollar	7,01	7,59	6,77	7,67
Rand/Pound sterling	11,14	12,01	10,87	11,47

Sasol Limited Group

Notes to the Financial Statements (Continued)

64    Financial risk management and financial instruments (Continued)

        The exposure of the group's financial assets and liabilities to currency risk is as follows:

	2011
	Total	Euro	US dollar	Pound sterling	Rand	Other(1)

	Rm	Rm	Rm	Rm	Rm	Rm
Long-term receivables	1 097	967	—	—	—	130
Trade receivables	4 292	705	3 085	174	10	318
Other receivables	61	4	20	7	—	30
Cash restricted for use	529	326	15	4	—	184
Cash	3 211	63	2 512	65	196	375

Exposure on external asset balances	9 190	2 065	5 632	250	206	1 037
Forward exchange contracts	(877)	(4)	(722)	(74)	—	(77)

Net exposure on assets	8 313	2 061	4 910	176	206	960

Long-term debt	(1 944)	(1 869)	(75)	—	—	—
Short-term debt	(34)	—	(34)	—	—	—
Trade payables and accrued expenses	(2 251)	(270)	(1 762)	(36)	(12)	(171)
Other payables	(125)	(1)	(64)	(22)	(9)	(29)
Bank overdraft	(17)	—	(15)	—	—	(2)

Exposure on external liability balances	(4 371)	(2 140)	(1 950)	(58)	(21)	(202)
Foreign exchange contracts	13 317	1 823	1 480	51	—	9 963

Net exposure on liabilities	8 946	(317)	(470)	(7)	(21)	9 761

Exposure on external balances	17 259	1 744	4 440	169	185	10 721
Net exposure on balances between group companies	2 947	1 463	1 499	94	(220)	111

Total exposure	20 206	3 207	5 939	263	(35)	10 832

(1)
Included in Other is forward exchange contracts amounting to R9 933 million entered into to mitigate the foreign currency risk in respect of the capital carry obligation as well as the group's portion of capital commitments related to the Farrell Creek exploration and development asset.

Sasol Limited Group

Notes to the Financial Statements (Continued)

64    Financial risk management and financial instruments (Continued)

	2010
	Total	Euro	US dollar	Pound sterling	Rand	Other(1)

	Rm	Rm	Rm	Rm	Rm	Rm
Long-term receivables	944	920	24	—	—	—
Trade receivables	3 842	417	3 005	106	11	303
Other receivables	100	3	58	2	1	36
Cash restricted for use	799	576	54	29	—	140
Cash	2 597	73	1 872	55	171	426

Exposure on external asset balances	8 282	1 989	5 013	192	183	905
Forward exchange contracts	(4 423)	(1 654)	(2 520)	(61)	—	(188)

Net exposure on assets	3 859	335	2 493	131	183	717

Long-term debt	(2 492)	(2 379)	(101)	(3)	—	(9)
Short-term debt	(91)	(78)	(13)	—	—	—
Trade payables and accrued expenses	(1 314)	(176)	(858)	(36)	(10)	(234)
Other payables	(108)	(1)	(55)	(17)	(4)	(31)
Bank overdraft	(12)	—	(4)	—	(5)	(3)

Exposure on external liability balances	(4 017)	(2 634)	(1 031)	(56)	(19)	(277)
Foreign exchange contracts	7 185	3 257	3 512	116	—	300

Net exposure on liabilities	3 168	623	2 481	60	(19)	23

Cross currency swaps	(475)	—	(475)	—	—	—

Exposure on external balances	6 552	958	4 499	191	164	740
Net exposure on balances between group companies	372	1 167	(563)	34	(242)	(24)

Total exposure	6 924	2 125	3 936	225	(78)	716

Sensitivity analysis

        A 10 percent strengthening of the rand on the group's exposure to foreign currency risk at 30 June would have decreased/(increased) either the equity or the income statement by the amounts below, before the effect of tax. This analysis assumes that all other variables, in particular interest rates, remain constant and has been performed on the same basis for 2010.

	2011		2010

	Equity	Income statement	Equity	Income statement

	Rm	Rm	Rm	Rm
Euro	139	265	95	117
US dollar	518	591	12	381
Pound sterling	29	26	1	25
Rand	(4)	(5)	—	(8)
Other currencies	95	1 081	8	63

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

Sasol Limited Group

Notes to the Financial Statements (Continued)

64    Financial risk management and financial instruments (Continued)

Forward exchange contracts and cross currency swaps

        All forward exchange contracts are supported by underlying commitments or transactions, including those which have not been contracted for.

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

        The following forward exchange contracts and cross currency swaps were held at 30 June:

	Contract foreign currency amount 2011	Contract amount— Rand equivalent 2011	Average rate of exchange 2011 (calculated)	Estimated fair value losses 2011	Contract foreign currency amount 2010	Contract amount—Rand equivalent 2010	Average rate of exchange 2010 (calculated)	Estimated fair value losses 2010

	million	Rm		Rm	million	Rm		Rm
Forward exchange contracts
Transactions including commitments which have been contracted for
Derivative instruments—cash flow hedges
Imports—capital
Euro	64	646	10,10	(5)	1	4	9,43	—
US dollar	—	2	6,92	—	—	—	—	—
Pound sterling	—	—	—	—	—	1	11,47	—

		648		(5)		5		—

Imports—goods
Euro	—	2	9,80	—	—	—	—	—
US dollar	1	6	6,53	—	—	—	—	—

		8		—		—		—

Other payables (liabilities)
Euro	—	—	—	—	—	3	9,39	(1)
US dollar	—	2	6,77	—	—	1	7,67	—
Other currencies—US dollar equivalent	3	23	6,76	—	—	1	9,39	—

		25		—		5		(1)

Other receivables (assets)
Euro	—	—	—	—	—	1	9,39	—
US dollar	—	—	—	—	1	7	7,62	—

		—		—		8		—

Sasol Limited Group

Notes to the Financial Statements (Continued)

64    Financial risk management and financial instruments (Continued)

	Contract foreign currency amount 2011	Contract amount— Rand equivalent 2011	Average rate of exchange 2011 (calculated)	Estimated fair value (losses)/gains 2011	Contract foreign currency amount 2010	Contract amount—Rand equivalent 2010	Average rate of exchange 2010 (calculated)	Estimated fair value (losses)/gains 2010

	million	Rm		Rm	million	Rm		Rm
Derivative instruments—held for trading
Imports—capital
Euro	20	205	10,09	(13)	17	198	11,75	(17)
US dollar	1	4	6,77	—	4	39	9,64	(3)
Pound sterling	—	—	—	—	—	3	11,33	—
Other currencies—US dollar equivalent	—	—	—	—	6	54	9,30	(4)

		209		(13)		294		(24)

Imports—goods
Euro	8	78	9,99	(1)	8	79	9,97	(4)
US dollar	86	589	6,86	(8)	14	108	7,67	—
Pound sterling	3	35	10,99	—	5	56	11,33	1
Other currencies—US dollar equivalent	1	5	6,73	—	6	—	0,08	—

		707		(9)		243		(3)

Exports
Euro	1	5	9,79	—	—	3	9,31	—
US dollar	97	667	6,84	6	64	471	7,40	(16)
Pound sterling	7	76	11,15	2	2	25	10,80	(1)
Other currencies—US dollar equivalent	12	79	6,79	1	8	62	7,56	(4)

		827		9		561		(21)

Other payables (liabilities)
Euro	7	73	9,82	(1)	3	39	11,27	(3)
US dollar	20	138	6,82	(2)	31	242	7,69	(1)
Pound sterling	—	—	—	—	—	2	11,53	—
Other currencies—US dollar equivalent	1 466	10 858	7,41	(126)	—	1	7,39	—

		11 069		(129)		284		(4)

Other receivables (assets)
Euro	3	34	9,82	8	—	10	9,46	8
US dollar	11	80	6,89	7	1	21	12,97	9
Other currencies—US dollar equivalent	—	33	7,41	30	—	—	—	—

		147		45		31		17

Sasol Limited Group

Notes to the Financial Statements (Continued)

64    Financial risk management and financial instruments (Continued)

	Contract foreign currency amount 2011	Contract amount— Rand equivalent 2011	Average rate of exchange 2011 (calculated)	Estimated fair value (losses)/gains 2011	Contract foreign currency amount 2010	Contract amount—Rand equivalent 2010	Average rate of exchange 2010 (calculated)	Estimated fair value losses 2010

	million	Rm		Rm	million	Rm		Rm
Forward exchange contracts
Transactions including commitments which have not been contracted for
Derivative instruments—cash flow hedges
Imports
Euro	57	569	9,94	(23)	68	740	10,94	(82)
US dollar	2	15	6,77	—	17	139	8,17	(8)
Pound sterling	—	1	10,87	—	—	5	12,93	(1)
Other currencies—US dollar equivalent	—	—	—	—	11	94	8,59	(4)

		585		(23)		978		(95)

Other payables (liabilities)
Euro	2	17	9,78	—	33	401	12,19	(29)
US dollar	2	10	6,74	1	—	—	—	—
Pound sterling	—	4	11,64	—	1	21	14,76	(6)

		31		1		422		(35)

Other receivables (assets)
US dollar	—	2	6,77	—	—	—	—	—

Derivative instruments—held for trading
Imports
Euro	26	271	10,47	(13)	23	251	10,91	(38)
US dollar	105	719	6,83	(11)	124	1 057	8,54	(103)
Pound sterling	—	1	11,01	—	—	2	11,34	—
Other currencies—US dollar equivalent	2	10	6,77	—	—	—	—	—

		1 001		(24)		1 310		(141)

Exports
Euro	1	7	6,77	—	—	—	—	—

Other payables (liabilities)
Euro	7	65	9,82	—	19	193	10,29	(15)
US dollar	5	36	6,77	(1)	5	38	7,87	—
Pound Sterling	1	11	10,87	—	—	3	11,94	(1)
Other currencies—US dollar equivalent	—	1	6,77	—	—	2	7,76	—

		113		(1)		236		(16)

Cross currency swaps
Derivative instruments—held for trading
Euro to Rand	—	—	—	—	62	469	7,59	—

Sasol Limited Group

Notes to the Financial Statements (Continued)

64    Financial risk management and financial instruments (Continued)

        The maturity profile of contract amounts of forward exchange contracts and cross currency swaps at 30 June were as follows:

	Contract amount	Within one year	One to two years	Two to three years	Three to four

	Rm	Rm	Rm	Rm	Rm
2011
Forward exchange contracts
Transactions including commitments which have been contracted for
Imports—capital
Euro	851	851	—	—	—
US dollar	6	6	—	—	—

	857	857	—	—	—

Imports—goods
Euro	80	80	—	—	—
US dollar	595	595	—	—	—
Pound sterling	35	35	—	—	—
Other currencies—US dollar equivalent	5	5	—	—	—

	715	715	—	—	—

Exports
Euro	5	5	—	—	—
US dollar	667	667	—	—	—
Pound sterling	76	76	—	—	—
Other currencies—US dollar equivalent	79	79	—	—	—

	827	827	—	—	—

Other payables (liabilities)
Euro	73	72	1	—	—
US dollar	140	140	—	—	—
Other currencies—US dollar equivalent	10 881	3 592	3 829	2 800	660

	11 094	3 804	3 830	2 800	660

Other receivables (assets)
Euro	34	33	1	—	—
US dollar	80	80	—	—	—
Other currencies—US dollar equivalent	33	16	9	7	1

	147	129	10	7	1

Transactions including commitments which have not been contracted for
Imports
Euro	840	756	84	—	—
US dollar	734	685	49	—	—
Pound sterling	2	2	—	—	—
Other currencies—US dollar equivalent	10	10	—	—	—

	1 586	1 453	133	—	—

Exports
US dollar	7	7	—	—	—

Other payables (liabilities)
Euro	82	78	4	—	—
US dollar	46	46	—	—	—
Pound sterling	15	15	—	—	—
Other currencies—US dollar equivalent	1	1	—	—	—

	144	140	4	—	—

Other receivables (liabilities)
US dollar	2	2	—	—	—

Sasol Limited Group

Notes to the Financial Statements (Continued)

64    Financial risk management and financial instruments (Continued)

	Contract amount	Within one year	One to two years	Two to three years

	Rm	Rm	Rm	Rm
2010
Forward exchange contracts
Transactions including commitments which have been contracted for
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

Transactions including commitments which have not been contracted for
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

Sasol Limited Group

Notes to the Financial Statements (Continued)

64    Financial risk management and financial instruments (Continued)

2) Interest rate risk

        Fluctuations in interest rates impact on the value of short-term investments and financing activities, giving rise to interest rate risk. Exposure to interest rate risk is particularly with reference to changes in South African, European and US interest rates.

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

        The debt of the group is structured on a combination of floating and fixed interest rates. The benefits of fixing or capping interest rates on the group's various financing activities are considered on a case-by-case and project-by-project basis, taking the specific and overall risk profile into consideration. For further details on long-term debt refer note 17 and note 9 for long-term receivables.

        In respect of financial assets, the group's policy is to invest cash at floating rates of interest and cash reserves are to be maintained in short-term investments (less than one year) in order to maintain liquidity, while achieving a satisfactory return for shareholders.

        At the reporting date, the interest rate profile of the group's interest-bearing financial instruments was:

Carrying value

	2011	2010

	Rm	Rm
Variable rate instruments
Financial assets	17 024	16 631
Financial liabilities	(10 815)	(10 725)

	6 209	5 906

Fixed rate instruments
Financial assets	1 855	1 330
Financial liabilities	(4 707)	(4 307)

	(2 852)	(2 977)

Interest profile (variable: fixed rate as a percentage of total interest bearing)	81:19	83:17

Cash flow sensitivity for variable rate instruments

        Financial instruments affected by interest rate risk include borrowings, deposits, derivative financial instruments, trade receivables and trade payables. A change of one percent in the prevailing interest rate in that region at the reporting date would have increased/(decreased) the income statement by the amounts shown below, before the effect of tax. The sensitivity analysis has been prepared on the basis

Sasol Limited Group

Notes to the Financial Statements (Continued)

64    Financial risk management and financial instruments (Continued)

that all other variables, in particular foreign currency rates, remain constant and has been performed on the same basis for 2010.

	Income statement—1% increase

	South Africa	Europe	US	Other

	Rm	Rm	Rm	Rm
30 June 2011	(4)	(5)	22	49
30 June 2010	36	11	20	14

	Income statement—1% decrease

	South Africa	Europe	US	Other

	Rm	Rm	Rm	Rm
30 June 2011	4	5	—	—
30 June 2010	(36)	(11)	—	(14)

        A one percent decrease in these interest rates at 30 June would have the equal but opposite effect, with the exception of US dollar, where interest could not be decreased by 1% as they are currently below 0,5%.

        The following interest rate derivative contracts were in place at 30 June:

	Contract amount— Rand equivalent 2011	Average fixed rate 2011	Expiry 2011	Estimated fair value losses 2011	Contract amount— Rand equivalent 2010	Average fixed rate 2010	Expiry 2010	Estimated fair value losses 2010

	Rm	%		Rm	Rm	%		Rm
Interest rate derivatives
Derivative instruments—cash flow hedges
Pay fixed rate receive floating rate
Euro	638	3,6	31/12/2017	(8)	151	3,6	19/12/2010	(11)
Rand	556	5,6	15/12/2012	(11)	682	6,6	15/12/2012	(15)

	1 194			(19)	833			(26)

Sasol Limited Group

Notes to the Financial Statements (Continued)

64    Financial risk management and financial instruments (Continued)

        The maturity profile of gross contract amounts of interest rate derivatives at 30 June were as follows:

	Contract amount	Within one year	One to two years	Two to three years	Three to four years	Four to five years	More than five years

	Rm	Rm	Rm	Rm	Rm	Rm	Rm
Interest rate derivatives
2011
Pay fixed rate receive floating rate
Euro	638	300	39	52	61	54	132
Rand	556	126	430	—	—	—	—

	1 194	426	469	52	61	54	132

2010
Pay fixed rate receive floating rate
Euro	151	151	—	—	—	—	—
Rand	682	126	556	—	—	—	—

	833	277	556	—	—	—	—

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

        In 2011, the group entered into a zero cost collar for approximately 30% of Sasol Synfuels' production and 30% of Sasol Petroleum International's West African output for the final quarter of 2011. The zero cost collar expired on 15 June 2011. The hedge provided downside protection should the monthly average dated Brent crude oil price have decreased below US$85 per barrel on the hedged portion of production. Conversely, Sasol will have incurred opportunity losses on the hedged portion of production should the monthly average oil price have exceeded a volume weighted average of US$172,77 per barrel. Together with the group's other risk mitigation initiatives, such as cost containment, cash conservation and capital prioritisation, the group's hedging strategy is considered in conjunction with these initiatives. The situation is monitored regularly to assess the appropriateness of oil price hedging to improve the stability and predictability of cash flows as part of Sasol's risk management activities.

        Dated Brent Crude prices applied during the year:

	Dated Brent Crude

	2011	2010

	US$	US$
High	126,64	88,09
Average	96,48	74,37
Low	70,61	58,25

Sasol Limited Group

Notes to the Financial Statements (Continued)

64    Financial risk management and financial instruments (Continued)

        The high crude oil prices seen over the recent years are expected to decline over the next ten years. For every US$1/b increase in the average crude oil price, group operating profit increased by approximately R612 million during 2011 (2010: R615 million; 2009: R572 million). The estimate for 2011 is applicable for a US$108/b crude oil price and an average rand/US dollar exchange rate of R7,15.

        The average crude oil price achieved during the year resulted in a neutral position with no net gain or loss. The recognition of the fair value of the oil hedges resulted in an unrealised fair value gain of R118 million at the end of the year owing to the significant increase in crude oil prices from 2010.

        The maturity profile of contract amounts of commodity derivatives at 30 June were as follows:

	Contract amount 2011	Within one year 2011	Contract amount 2010	Within one year 2010

	Rm	Rm	Rm	Rm
Commodity derivatives
Futures
Crude oil	—	—	86	86

Sensitivity analysis

        A 10 percent increase of the commodity prices at 30 June would have increased the fair value of commodity derivatives recognised in other operating costs in the income statement by the amounts shown below, before the effect of tax. This analysis assumes that all other variables remain constant and should not be considered predictive of future performances. The calculation has been performed on the same basis for 2010.

	2011	2010

	Rm	Rm
Crude oil	—	—

        A 10 percent decrease in the commodity prices at 30 June would have the equal but opposite effect on the fair value amounts shown above, on the basis that all other variables remain constant.

Sasol Limited Group

Notes to the Financial Statements (Continued)

64    Financial risk management and financial instruments (Continued)

4) Classification of financial assets and financial liabilities

Accounting classifications and fair values

        The table below sets out the group's classification of financial assets and financial liabilities, and their fair values

		2011		2010

	Note	Fair value(1)	Carrying value	Fair value(1)	Carrying value

		Rm	Rm	Rm	Rm
Financial assets
Financial assets measured at amortised cost
Loans and receivables
Long-term receivables	9	1 482	1 482	1 317	1 317
Trade receivables	13	18 777	18 777	15 296	15 296
Other receivables	14	998	998	744	744
Cash restricted for use	16	3 303	3 303	1 841	1 841
Cash	16	14 716	14 716	14 870	14 870
Investments held-to-maturity
Investments in securities	6	445	445	417	417
Financial assets measured at fair value
Investments available-for-sale
Investments in securities(3)	6	189	189	245	245
Investments held for trading(3)	6	30	30	—	—
Derivative instruments(2)
Cash flow hedges		5	5	2	2
Held for trading		38	38	50	50

		39 983	39 983	34 782	34 782

Financial liabilities
Financial liabilities measured at amortised cost
Long-term debt	17	(16 737)	(15 849)	(14 887)	(15 197)
Short-term debt	23	(109)	(109)	(456)	(456)
Trade payables and accrued expenses	28	(13 964)	(13 964)	(10 675)	(10 675)
Other payables	29	(1 077)	(1 077)	(1 099)	(1 099)
Bank overdraft	16	(209)	(209)	(119)	(119)
Financial guarantees		(27)	(27)	(30)	(30)
Derivative instruments(2)
Cash flow hedges		(52)	(52)	(174)	(174)
Held for trading		(159)	(159)	(228)	(228)

		(32 334)	(31 446)	(27 668)	(27 978)

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

(3)
The fair value of the unlisted equity investments cannot be determined as there is no observable market price information available on these investments. The fair value of these instruments is measured at cost less impairment losses. Refer to note 6.

SUPPLEMENTAL OIL AND GAS INFORMATION (Unaudited)

        In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Section 932, "Extractive Industries—Oil and Gas", and regulations of the US Securities and Exchange Commission, this section provides supplemental information about natural oil and gas exploration and production operations that are managed by Sasol Petroleum International (SPI). Supplemental information is also provided about our coal mining operations and the conversion of coal reserves to synthetic oil.

        Tables 1 through to 3 provide historical information pertaining to costs incurred for property acquisitions, exploration and development; capitalised costs and results of operations. Tables 4 through to 6 present information on the estimated net proved reserve quantities; standardised measure of estimated discounted future net cash flows related to proved reserves and changes therein.

 TABLE 1—COSTS INCURRED IN OIL AND GAS PROPERTY ACQUISITION, EXPLORATION, AND DEVELOPMENT ACTIVITIES

	Synthetic oil	Natural oil and gas
	South Africa(1)	Mozambique	Canada	Other areas
	(Rand in millions)
Year ended 30 June 2009
Exploration	—	1 032,4	—	201,4
Development	—	541,8	—	444,4

Total costs incurred	—	1 574,2	—	645,8

Year ended 30 June 2010
Acquisition of unproved properties	—	56,2	—	28,9
Exploration	465,0	157,5	—	106,7
Development	3 834,0	507,5	—	87,9

Total costs incurred	4 299,0	721,2	—	223,5

Year ended 30 June 2011
Acquisition of proved properties	—	—	868,4	—
Acquisition of unproved properties	—	3,5	2 960,6	—
Exploration	150,2	379,8	—	366,2
Development	4 389,3	496,0	1 270,1	167,0

Total costs incurred	4 539,5	879,3	5 099,1	533,2

(1)
From 2010, amounts related to our coal mining operations as well as conversion of coal reserves to synthetic oil equivalents are included.

 TABLE 2—CAPITALISED COSTS RELATING TO OIL AND GAS PRODUCING ACTIVITIES

	Synthetic oil	Natural oil and gas
	South Africa(2)	Mozambique	Canada	Other areas
	(Rand in millions)
Year ended 30 June 2009
Proved properties	—	3 679,4	—	1 156,3
Producing wells and equipment	—	3 313,8	—	1 154,9
Non-producing wells and equipment	—	365,6	—	1,4
Unproved properties
Uncompleted and non-producing wells and equipment	—	921,8	—	400,8

Capitalised costs	—	4 601,2	—	1 557,1
Accumulated depreciation	—	(788,3)	—	(485,4)

Net book value	—	3 812,9	—	1 071,7

Year ended 30 June 2010
Proved properties	31 993,0	4 183,0	—	1 264,1
Producing wells and equipment	31 848,0	3 337,5	—	1 232,7
Non-producing wells and equipment	145,0	845,5	—	31,4
Unproved properties	—	—	—	—
Uncompleted and non-producing wells and equipment	210,0	1 027,4	—	331,2

Capitalised costs	32 204,0	5 210,4	—	1 595,3
Accumulated depreciation	(11 427,0)	(936,1)	—	(710,1)

Net book value	20 777,0	4 274,3	—	885,2

Year ended 30 June 2011
Proved properties	38 413,7	4 695,9	2 148,8	1 265,1
Producing wells and equipment	38 053,7	3 342,0	802,1	1 265,1
Non-producing wells and equipment	360,0	1 353,9	1 346,7	—
Unproved properties	—	—	2 974,9	—
Uncompleted and non-producing wells and equipment	205,5	1 141,6	—	330,3

Capitalised costs	38 619,2	5 837,5	5 123,7	1 595,4
Accumulated depreciation	(12 477,7)	(1 089,3)	(27,7)	(843,9)

Net book value	26 141,5	4 748,2	5 096,0	751,5

(2)
From 2010, amounts related to our coal mining operations as well as conversion of coal reserves to synthetic oil equivalents are included.

 TABLE 3—RESULTS OF OPERATIONS FOR OIL AND GAS PRODUCING ACTIVITIES

	Synthetic oil	Natural oil and gas
	South Africa(3)	Mozambique	Canada	Other areas
	(Rand in millions)
Year ended 30 June 2009
Sales to unaffiliated parties	—	190,5	—	965,8
Transfers to affiliated parties	—	982,5	—	—

Total revenues	—	1 173,0	—	965,8
Production costs	—	(213,5)	—	(38,1)
Foreign currency translation gains/(losses)	—	129,4	—	(6,7)
Exploration expenses	—	(122,0)	—	(205,1)
Depreciation	—	(166,7)	—	(141,0)

Operating profit	—	800,2	—	574,9
Tax	—	(447,6)	—	(213,1)

Results of operations	—	352,6	—	361,8

Year ended 30 June 2010
Sales to unaffiliated parties	—	48,3	—	867,5
Transfers to affiliated parties	29 672,0	769,2	—	—

Total revenues	29 672,0	817,5	—	867,5
Production costs	(13 053,0)	(176,5)	—	(221,4)
Foreign currency translation (losses)/gains	(136,0)	3,5	—	(1,4)
Exploration expenses	(382,0)	(108,1)	—	(127,1)
Valuation provision	—	—	—	(49,9)
Depreciation	(1 247,0)	(151,5)	—	(225,6)

Operating profit	14 854,0	384,9	—	242,1
Tax	(4 662,0)	(164,9)	—	(179,4)

Results of operations	10 192,0	220,0	—	62,7

Year ended 30 June 2011
Sales to unaffiliated parties	—	107,0	69,5	1 034,7
Transfers to affiliated parties	34 117,8	945,9	—	—

Total revenues	34 117,8	1 052,9	69,5	1 034,7
Production costs	(14 287,7)	(225,1)	(22,7)	(152,4)
Foreign currency translation (losses)/gains	(80,8)	61,7	—	(10,7)
Exploration expenses	(109,2)	(269,1)	—	(335,2)
Valuation provision	—	—	—	(1,3)
Depreciation	(1 667,5)	(154,9)	(27,6)	(224,5)

Operating profit	17 972,6	465,5	19,2	310,6
Tax	(5 473,5)	(188,8)	(8,5)	(263,4)

Results of operations	12 499,1	276,7	10,7	47,2

(3)
From 2010, amounts related to our coal mining operations as well as conversion of coal reserves to synthetic oil equivalents are included.

TABLE 4—PROVED RESERVE QUANTITY INFORMATION

	Synthetic oil	Crude oil and condensate				Natural gas
	South Africa(4)	Mozambique	Canada	Other areas	Total	Mozambique	Canada	Other areas	Total
	Millions of barrels	Millions of barrels				Billions of cubic feet
Proved developed and undeveloped reserves
Balance at 30 June 2008	—	4,5	—	6,0	10,5	1 214,0	—	—	1 214,0
Revisions	—	1,6	—	0,8	2,4	495,1	—	—	495,1
Extensions/discoveries	—	—	—	2,4	2,4	—	—	—	—
Production	—	(0,5)	—	(2,0)	(2,5)	(65,3)	—	—	(65,3)

Balance at 30 June 2009	—	5,6	—	7,2	12,8	1 643,8	—	—	1 643,8
Revisions	685,0	(0,7)	—	(0,9)	(1,6)	21,6	—	—	21,6
Improved recovery	—	—	—	0,2	0,2	—	—	—	—
Extensions/discoveries	203,0	—	—	—	—	—	—	—	—
Production	(47,0)	(0,2)	—	(1,9)	(2,1)	(68,0)	—	—	(68,0)

Balance at 30 June 2010	841,0	4,7	—	4,6	9,3	1 597,4	—	—	1 597,4
Revisions	10,5	0,1	—	0,9	1,0	3,7	—	—	3,7
Improved recovery	—	—	—	0,2	0,2	—	—	—	—
Extensions/discoveries	—	—	—	—	—	—	—	—	—
Purchases/sales	—	—	—	—	—	—	57,8	—	57,8
Commercial arrangements	—	—	—	(0,1)	(0,1)	—	—	—	—
Production	(44,1)	(0,3)	—	(1,9)	(2,2)	(79,7)	(2,9)	—	(82,6)

Balance at 30 June 2011	807,8	4,5	—	3,7	8,2	1 521,4	54,9	—	1 576,3

Proved developed reserves
At 30 June 2009	—	2,3	—	6,8	9,1	780,9	—	—	780,9

At 30 June 2010	638,0	2,0	—	2,7	4,7	805,5	—	—	805,5

At 30 June 2011	729,5	1,7	—	3,7	5,4	729,6	7,2	—	736,8

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

        Proved Undeveloped Reserves—Reserves which are expected to be recovered from new wells on undrilled area or from existing wells where a relatively major expenditure is required for recompletion.

 TABLE 5—STANDARDISED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS

	Synthetic oil	Natural oil and gas
	South Africa(5)	Mozambique	Canada	Other areas
	(Rand in millions)
Year ended 30 June 2009
Future cash inflows	—	17 875,3	—	3 745,5
Future production costs	—	(4 576,9)	—	(1 244,3)
Future development costs	—	(3 125,9)	—	(309,4)
Future income taxes	—	(2 963,1)	—	(923,3)

Undiscounted future net cash flows	—	7 209,4	—	1 268,5
10% annual discount for timing of estimated cash flows	—	(4 498,6)	—	(287,0)

Standardised measure of discounted future net cash flows	—	2 710,8	—	981,5

Year ended 30 June 2010
Future cash inflows	471 871,0	27 795,7	—	2 865,0
Future production costs	(213 139,0)	(4 400,1)	—	(1 214,6)
Future development costs	(81 131,0)	(2 536,8)	—	(487,3)
Future income taxes	(49 728,0)	(6 385,9)	—	(418,6)

Undiscounted future net cash flows	127 873,0	14 472,9	—	744,5
10% annual discount for timing of estimated cash flows	(66 731,0)	(8 696,4)	—	(174,1)

Standardised measure of discounted future net cash flows	61 142,0	5 776,5	—	570,4

Year ended 30 June 2011
Future cash inflows	545 931,2	27 434,5	1 412,5	2 506,3
Future production costs	(232 941,6)	(3 566,2)	(167,8)	(996,1)
Future development costs	(135 924,0)	(1 796,3)	(3 855,1)	(236,8)
Future income taxes	(50 292,0)	(6 734,7)	—	(577,4)

Undiscounted future net cash flows	126 773,6	15 337,3	(2 610,4)	696,0
10% annual discount for timing of estimated cash flows	(72 284,2)	(8 744,8)	184,4	(82,0)

Standardised measure of discounted future net cash flows	54 489,4	6 592,5	(2 426,0)	614,0

(5)
2010 includes amounts related to our coal mining operations as well as conversion of coal reserves to synthetic oil equivalents.

        The standardised measure of discounted future cash flows related to the preceding proved natural oil and gas reserves is calculated in accordance with the requirements of FASB ASC Section 932. Estimated future cash inflows from production for 2009 are computed in accordance with the FASB requirements applicable at that time. Estimated future cash inflows from production for 2010 onwards are computed by applying 12 month-average prices for oil and gas to year-end quantities of estimated net proved reserves. Future development and production costs are those estimated future expenditures necessary to develop and produce year-end estimated proved reserves based on year-end cost indices assuming continuation of year-end economic conditions. Estimated future income taxes are calculated by applying appropriate year-end statutory tax rates. Discounted future net cash flows are calculated using 10 percent mid-period discount factors. Discounting requires a year-by-year estimate of when future expenditures will be incurred and when reserves will be produced.

        The negative discounted cash flow value attributable to the Canada venture mainly relates to the disproportionate carry of capital expenditure (85% of the 50% of certain costs of the partner) within approximately the first three years of development and the higher cost of drilling during the initial phase of development. It is expected that the future costs would decrease once economies of scale and skill has been achieved.

        The information provided does not represent management's estimate of the companies' expected future cash flows or value of proved coal and natural oil and gas reserves. Estimates of proved reserve quantities are imprecise and change over time as new information becomes available. Moreover, probable and possible reserves, which may become proved in the future, are excluded from the calculations. The arbitrary valuation prescribed under FASB ASC Section 932 requires assumptions as to the timing and amount of future development and production costs. The calculations are made as of 30 June each year and should not be relied upon as an indication of the companies' future cash flows or value of their coal and natural oil and gas reserves.

 TABLE 6—CHANGES IN THE STANDARDISED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS

	Synthetic oil	Natural oil and gas
	South Africa(6)	Mozambique	Canada	Other areas
	(Rand in millions)
Present value at 30 June 2008	—	3 615,5	—	2 088,9
Net changes for the year	—	(904,7)	—	(1 107,4)
Sales and transfers of oil and gas produced net of production costs	—	(627,5)	—	(813,5)
Development costs incurred	—	665,7	—	358,7
Extensions/discoveries and revisions of previous quantity estimates and timing	—	3 022,4	—	1 142,6
Net changes in prices net of production costs	—	(3 268,0)	—	(2 545,0)
Changes in estimated development costs	—	(1 766,0)	—	(297,3)
Accretion of discount	—	521,2	—	352,2
Net change in income tax	—	626,1	—	748,0
Net change due to exchange rate	—	(78,6)	—	(53,1)

Present value at 30 June 2009	—	2 710,8	—	981,5
Net changes for the year	61 141,0	3 065,7	—	(411,1)
Sales and transfers of oil and gas produced net of production costs	—	(645,8)	—	(319,6)
Development costs incurred	—	513,9	—	154,1
Extensions/discoveries and revisions of previous quantity estimates and timing	61 141,0	360,2	—	(630,7)
Net changes in prices net of production costs	—	3 873,6	—	154,2
Changes in estimated development costs	—	26,5	—	(288,6)
Accretion of discount	—	368,2	—	166,6
Net change in income tax	—	(1 403,4)	—	365,4
Net change due to exchange rate	—	(27,5)	—	(12,5)

Present value at 30 June 2010	61 141,0	5 776,5	—	570,4
Net changes for the year	(6 651,3)	816,0	(2 426,0)	43,6
Sales and transfers of oil and gas produced net of production costs	(19 830,1)	(855,9)	(47,6)	(845,3)
Development costs incurred	4 389,3	519,1	5 033,2	176,4
Extensions/discoveries and revisions of previous quantity estimates and timing	(1 177,0)	37,1	—	356,9
Changes due to purchases/sales of minerals in place	—	—	1 275,9	—
Net changes in prices net of production costs	61 079,2	1 692,4	(165,8)	550,7
Changes in estimated development costs	(36 882,3)	(39,3)	(8 521,7)	16,4
Changes in operational/commercial arrangements	—	—	—	(45,4)
Accretion of discount	7 710,7	815,1	—	89,0
Net change in income tax	2 129,9	(376,9)	—	(148,6)
Net change due to exchange rate	(24 071,1)	(975,6)	—	(106,5)

Present value at 30 June 2011	54 489,5	6 592,5	(2 426,0)	614,0

(6)
2010 includes amounts related to our coal mining operations as well as conversion of coal to synthetic oil equivalents.

ITEM 19.    EXHIBITS

1.1	Memorandum of association of Sasol Limited*
1.2	Articles of association of Sasol Limited*
4.1	Management Share Incentive Scheme*
4.2	The Deed of Trust for the Sasol Inzalo Management Trust**
4.3	The Deed of Trust for the Sasol Inzalo Employee Scheme**
8.1	List of subsidiaries
12.1	Certification of David Edward Constable, Chief Executive of Officer Sasol Limited pursuant of Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Kandimathie Christine Ramon, Chief Financial Officer of Sasol Limited pursuant of Section 302 of the Sarbanes-Oxley Act of 2002
13.1
Certification of David Edward Constable, Chief Executive Officer of Sasol Limited and Kandimathie Christine Ramon, Chief Financial Officer of Sasol Limited pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2
Certification of David Edward Constable, Chief Executive Officer of Sasol Limited and Kandimathie Christine Ramon, Chief Financial Officer of Sasol Limited pursuant to Rule 13a-15(f) under the Securities Exchange Act of 1934, as adopted pursuant to Section 404 of the Sarbanes-Oxley Act of 2002

*
Incorporated by reference to our registration statement on Form 20-F filed on 6 March 2003. In terms of the Companies Act 71 of 2008, the Memorandum and Articles of Association of the company are known as the Memorandum of Incorporation with effect from 1 May 2011.

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
Date: 7 October 2011

GLOSSARY OF TERMS

Description
Term
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

Description
Term
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

Description
Term
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

Description
Term
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

Description
Term
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

Description
Term
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
Cracked spread

Cracked spread is the differential between the price of unrefined crude oil and refined petroleum products, such as petrol, kerosene and diesel produced from crude oil, and represents the margin that an oil refinery can expect from cracking crude oil.

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

Cyanide A

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

Description
Term
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
Distillation

Distillation is a process, whereby liquid mixtures of chemical compounds are separated based on the different volatilities of the compounds under conditions of controlled heating and pressure to maintain a boiling liquid mixture. Each chemical compound in the mixture has a unique boiling point enabling separation.

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

Description
Term
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

Fraction

A fraction is a specific quantity of chemical compounds collected from a larger mixture of chemical compounds that has passed through a separation process such as distillation. In the petrochemical industry a specific "range" of hydrocarbons in a mixture separated based on the physical and chemical properties is called a fraction of the mixture.

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

Description
Term
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

Description
Term
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

Description
Term
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

Description
Term
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

Description
Term
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

Description
Term
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

Description
Term
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

Surfactants

Surfactants are chemical compounds that reduce surface tension of a liquid when dissolved in water. A surfactant facilitates the solution of otherwise immiscible components for e.g. oil and water. It is also called surface active agents.

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

Units of measures	m	metre
	km	kilometre
	mm	millimetre

Description
Term
	km2	square kilometre
	m2	square metre
	m3	cubic metre
	kg	kilogram
	t	ton or tonne
	kt	kiloton
	Mt	million tons
	tpa	tons per annum
	ktpa	kilotons per annum
	Mtpa	million tons per annum
	b or bbl	barrel
	bpd	barrels per day
	cf	cubic feet
	mg/m3	milligrams per cubic meter
	ppm	parts per million
	GJ	gigajoule
	MGJ/a	million gigajoules per annum
	bscf	billion standard cubic feet
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

LOCATION MAPS

Locality plan of Sasol mines and plants in Southern Africa

Lephalale
LIMPOPO
Pretoria
MPUMALANGA
NORTH WEST
GAUTENG
Johannesburg
Secunda
Sasolburg
FREE STATE
KWAZULU NATAL
Richards Bay
Durban
NORTHERN CAPE
EASTERN CAPE
WESTERN CAPE

KINROSS
SYFERFONTEIN MINE
EVANDER
TWISTDRAAI MINE
(THUBELISHA SHAFT)
SHONDONI MINE
(FUTURE)
TRICHARDT
MIDDELBULT MINE
(ITHEMBA LETHU SHAFT)
DAM
SECUNDA
EMBALENHLE
MIDDELBULT MINE
(WEST SHAFT)
MIDDELBULT MINE
SASOL
SYNFUELS
TWISTDRAAI MINE
(EAST SHAFT)
TWISTDRAAI MINE
(CENTRAL SHAFT)
TWISTDRAAI MINE
(WEST SHAFT)
BRANDSPRUIT MINE
(3E SHAFT)
BRANDSPRUIT MINE
BOSJESSPRUIT MINE
BRANDSPRUIT MINE
(NO.2 SHAFT)
IMPUMELELO MINE
(FUTURE)
CHARL
CILLIERS
BOSJESSPRUIT MINE
(SOUTH SHAFT)
BOSJESSPRUIT MINE
(IRENEDALE SHAFT)
TOWNS
SSF
SASOL MINES
ROADS
RAILWAY LINES
RIVERS

VEREENIGING
SASOLBURG
SIGMA
PARYS
MOOIKRAAL MINE
TOWNS
SASOL MINES
ROADS
RAILWAY LINES
RIVERS

BLOCK 5 EAST
SYFERFONTEIN
SECUNDA
EVANDER
MIDDELBULT
THUBELISHA
TWISTDRAAI
IMPUMELELO
BOSJESSPRUIT
CHARL CILLIERS
BLOCK 3 SOUTH
BLOCK 2 SOUTH

Sasol Petroleum International
Areas of Interest
Africa

Nigeria
OPL 249
OPL 214
Gulf of Guinea
Atlantic Ocean
Gabon
Etame
Congo
Atlantic Ocean
Botswana
Namibia
Zimbabwe
PL134, PL135
& PL136
South Africa
Atlantic Ocean
Indian Ocean
South Africa
Block 3A/4A
Atlantic Ocean
Mozambique
Indian Ocean
Sofala
M-10
North Save
Pande /Corvo
Block 16/19
Inhassoro
Temane/Inhassoro
Vilanculos
Block A
Temane Block
N

Sasol Petroleum International
Areas of focus in Australasia

N
Indonesia
PNG
Australia
Indonesia
Papua New Guinea
PPL 287
PPL 288
PPL285
PPL 286
Coral Sea
Arafura Sea
N
N
AC/P52
Browse Basin
Indian Ocean
CarnarvonBasin
WA 388P
Australia