Form 20-F
period 2012-06-30
SASOL LTD
filed 2012-10-12
CIK 314590

As filed with the Securities and Exchange Commission on 12 October 2012

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934—for the year ended 30 June 2012
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 001-31615

Sasol Limited
(Exact name of registrant as Specified in its Charter)

Republic of South Africa
(Jurisdiction of Incorporation or Organisation)

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

644 825 216 Sasol ordinary shares of no par value
25 547 081 Sasol preferred ordinary shares of no par value
2 838 565 Sasol BEE ordinary shares of no par value

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

        We are incorporated in the Republic of South Africa as a public company under South African Company law. Our consolidated financial statements for the financial years ended 30 June 2008, 2009, 2010, 2011 and 2012 included in our corporate filings in South Africa were prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

        For purposes of this annual report on Form 20-F, we have prepared our consolidated financial statements in accordance with IFRS. Our consolidated financial statements for each of the financial years ended 30 June 2008, 2009, 2010, 2011 and 2012 have been audited.

        As used in this Form 20-F:

  •
  "rand" or "R" means the currency of the Republic of South Africa;

  •
  "US dollars", "dollars", "US$" or "$" means the currency of the United States (US);

  •
  "euro", "EUR" or "€" means the common currency of the member states of the European Monetary Union;

  •
  "GBP" means British Pound Sterling, the currency of the United Kingdom (UK);

  •
  "CAD" means Canadian dollar, the currency of Canada;

  •
  "JPY" means Japanese Yen, the currency of Japan; and

  •
  "AUD" means Australian dollar, the currency of Australia.

        We present our financial information in rand, which is our reporting currency. Solely for your convenience, this Form 20-F contains translations of certain rand amounts into US dollars at specified rates. These rand amounts do not represent actual US dollar amounts, nor could they necessarily have been converted into US dollars at the rates indicated. Unless otherwise indicated, rand amounts have been translated into US dollars at the rate of R8,31 per US dollar, which was the closing rate for customs purposes of the rand as reported by Thomson Reuters on 28 September 2012.

        All references in this Form 20-F to "years" refer to the financial years ended on 30 June. Any reference to a calendar year is prefaced by the word "calendar".

        Besides applying barrels (b or bbl) and standard cubic feet (scf) for reporting oil and gas reserves and production, Sasol applies the Système International (SI) metric measures for all global operations. A ton, or tonne, denotes one metric ton equivalent to 1 000 kilograms (kg). Sasol's reference to metric tons should not be confused with an imperial ton equivalent to 2 240 pounds (or about 1 016 kg). Barrels per day, or bpd, or bbl/d, is used to refer to our oil and gas production.

        In addition, in line with a particular South African distinction under the auspices of the South African Bureau of Standards (SABS), all Sasol global reporting emanating from South Africa uses the decimal comma (e.g., 3,5) instead of the more familiar decimal point (e.g., 3.5) used in the UK, US and elsewhere. Similarly, a hard space is used to distinguish thousands in numeric figures (e.g., 2 500) instead of a comma (e.g., 2,500).

        All references to billions in this Form 20-F are to thousands of millions.

        All references to the "group", "us", "we", "our", "the company", or "Sasol" in this Form 20-F are to Sasol Limited, its group of subsidiaries and its interests in associates, joint ventures and special purpose entities. All references in this Form 20-F are to Sasol Limited or the companies comprising the group, as the context may require. All references to "(Pty) Ltd." refers to Proprietary Limited, a form of corporation in South Africa which restricts the right of transfer of its shares and prohibits the public offering of its shares.

        All references in this Form 20-F to "South Africa" and "the government" are to the Republic of South Africa and its government. All references to the "JSE" are to the JSE Limited or Johannesburg Stock Exchange, the securities exchange of our primary listing. All references to "SARB" refer to the South African Reserve Bank. All references to "PPI" and "CPI" refer to the South African Producer Price Index and Consumer Price Index, respectively, which are measures of inflation in South Africa. All references to "GTL" and "CTL" refer to our gas-to-liquids and coal-to-liquids processes, respectively.

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

  •
  statements regarding our existing or anticipated investments (including the gas-to-liquids (GTL) projects in North America, Uzbekistan and Nigeria, the GTL joint venture in Qatar, the polymers investment in Iran, the potential development of a coal-to-liquid (CTL) projects in India and other investments), acquisitions of new businesses or the disposition of existing businesses;

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

  •
  statements regarding the probable future outcome of litigation and the future development in legal and regulatory matters;

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

  •
  the ability to benefit from our capital investment programme;

  •
  the capital cost of projects (including material, engineering and construction cost);

  •
  growth in significant developing areas of our business;

  •
  changes in the demand for and international prices of crude oil, gas, petroleum and chemical products and changes in foreign currency exchange rates;

  •
  the ability to gain access to sufficient competitively priced gas and coal reserves and other commodities;

  •
  environmental legislation and the impact of environmental legislation and regulation on our operations and our access to natural resources;

  •
  developments in Iranian sanctions programmes;

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

ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES

        We are a public company incorporated under the company law of South Africa. Most of our directors and officers reside outside the United States, principally in South Africa. You may not be able, therefore, to effect service of process within the United States upon those directors and officers with respect to matters arising under the federal securities laws of the United States.

        In addition, most of our assets and the assets of our directors and officers are located outside the United States. As a result, you may not be able to enforce against us or our directors and officers judgements obtained in United States courts predicated on the civil liability provisions of the federal securities laws of the United States.

        There are additional factors to be considered under South African law in respect of the enforceability, in South Africa (in original actions or in actions for enforcement of judgments of US courts) of liabilities predicated on the US federal securities laws. These additional factors include, but are not necessarily limited to:

  •
  South African public policy considerations;

  •
  South African legislation regulating the applicability and extent of damages and/or penalties that may be payable by a party;

  •
  the applicable rules under the relevant South African legislation which regulate the recognition and enforcement of foreign judgments in South Africa; and

  •
  the South African courts' inherent jurisdiction to intervene in any matter which such courts may determine warrants the courts' intervention (despite any agreement amongst the parties to (i) have any certificate or document being conclusive proof of any factor, or (ii) oust the courts' jurisdiction).

        Based on the foregoing, there is no certainty as to the enforceability in South Africa (in original actions or in actions for enforcement of judgements of US courts) of liabilities predicated on the US federal securities laws.

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

        The financial data set forth below for the years ended as at 30 June 2012, 2011 and 2010 and for each of the years in the three-year period ended 30 June 2012 have been derived from our audited consolidated financial statements included in Item 18 of this annual report on Form 20-F.

        Financial data at 30 June 2009 and 2008 has been derived from the group's previously published audited consolidated financial statements, adjusted for the amendments to IAS 19, Employee Benefits, which are not included in this document.

        The financial data at 30 June 2012, 2011 and 2010 and for each of the years in the three-year period ended 30 June 2012 should be read in conjunction with, and is qualified in its entirety by reference to, our audited consolidated financial statements.

        The audited consolidated financial statements from which the selected consolidated financial data set forth below have been derived were prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

	Year ended
	30 June 2008	30 June 2009	30 June 2010	30 June 2011	30 June 2012	30 June(1) 2012
	(Rand in millions)					(US$ in millions)
	(except per share information and weighted average shares in issue)
Income Statement data:
Turnover	129 943	137 836	122 256	142 436	169 446	20 391
Operating profit	33 816	24 666	23 937	29 950	36 758	4 423
Profit attributable to owners of Sasol Limited	22 417	13 648	15 941	19 794	23 583	2 838
Statement of Financial Position data:
Total assets(3)	139 904	145 296	155 873	177 445	203 753	24 519
Total equity(3)	78 695	85 706	96 425	109 860	128 314	15 441
Share capital	20 176	27 025	27 229	27 659	27 984	3 368
Per share information (Rand and US$):
Basic earnings per share	37,30	22,90	26,68	32,97	39,10	4,71
Diluted earnings per share	36,78	22,80	26,54	32,85	38,95	4,69
Dividends per share(2)	13,00	8,50	10,50	13,00	17,50	2,11
Weighted average shares in issue (in millions):
Average shares outstanding—basic	601,0	596,1	597,6	600,4	603,2	603,2
Average shares outstanding—diluted	609,5	614,0	615,5	614,5	616,2	616,2

(1)
Translations into US dollars in this table are for convenience only and are computed at the closing rate of Thomson Reuters on 28 September 2012 of R8,31 per US dollar. You should not view such translations as a representation that such amounts represent actual US dollar amounts.

(2)
Includes the final dividend which was declared subsequent to the reporting date and is presented for information purposes only. No provision for this final dividend has been recognised.

(3)
Amounts for 2008, 2009, 2010 and 2011 have been restated. The group's accounting policy in respect of employee benefits has been amended due to the adoption of the amendments to IAS 19, Employee Benefits. This change in accounting policy has been applied retrospectively and prior year comparative figures have been restated. Refer to Note 1 of "Item 18-Financial statements".

Exchange rate information

        The following table sets forth certain information with respect to the rand/US dollar exchange rate for the years shown:

Rand per US dollar for the year ended 30 June or the respective month	Average(1)	High	Low
2008(2)	7,30	8,25	6,43
2009(3)	9,04	11,88	7,17
2010(3)	7,59	8,36	7,20
2011(3)	7,01	7,75	6,57
2012(3)	7,78	8,58	6,67
2013(4)	8,26	8,52	8,08
April 2012	7,84	8,01	7,65
May 2012	8,18	8,54	7,72
June 2012	8,38	8,58	8,17
July 2012	8,24	8,52	8,08
August 2012	8,28	8,47	8,09
September 2012 (up to 28 September 2012)	8,27	8,42	8,17

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

(4)
The average exchange rates for the period 1 July 2012 to 28 September 2012 are calculated using the average exchange rate on the last day of each month and as at 28 September 2012 during the period. The average exchange rate for each month and as at 28 September 2012 is calculated using the average of the daily exchange rates during the period.

        On 28 September 2012, the closing exchange rate of rand per US dollar as reported by Thomson Reuters was R8,31/US$1.

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

        During 2012, the rand/US dollar exchange rate averaged R7,78 and fluctuated between the high of R8,58 and the low of R6,67. This compares to an average exchange rate of R7,01 during 2011 which fluctuated between the high of R7,75 and the low of R6,57. Subsequent to 30 June 2012, the rand has on average weakened against the US dollar and the euro.

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

Fluctuations in refining margins and crude oil, natural gas and petroleum product prices may adversely affect our business, operating results, cash flows and financial condition

        Market prices for crude oil, natural gas and petroleum products may fluctuate as they are subject to local and international supply and demand fundamentals and factors over which we have no control. Worldwide supply conditions and the price levels of crude oil may be significantly influenced by international cartels, which control the production of a significant proportion of the worldwide supply of crude oil, and by political developments, especially in the Middle East, North Africa and Nigeria. Other factors which may influence the aggregate demand and hence affect the markets and prices for petroleum products in regions which influence South African fuel prices through the Basic Fuel Price (BFP) price formula (used for the calculation of the refinery gate price of petroleum products in South Africa) and/or where we market these products include changes in economic conditions, the price and availability of substitute fuels, changes in product inventory, product specifications and other factors. In recent years, prices for petroleum products have fluctuated widely.

        During 2012, the dated Brent crude oil price averaged US$112,42/b and fluctuated between the high of US$128,14/b and the low of US$88,69/b. This compares to an average dated Brent crude oil price of US$96,48/b during 2011, which fluctuated between the high of US$126,64/b and the low of US$70,61/b.

        A substantial proportion of our turnover is derived from sales of petroleum and petrochemical products. Through our equity participation in the National Petroleum Refiners of South Africa (Pty) Ltd. (Natref) crude oil refinery, we are exposed to fluctuations in refinery margins resulting from differing fluctuations in international crude oil and petroleum product prices. We are also exposed to changes in absolute levels of international petroleum product prices through our synthetic fuels and oil operations. Fluctuations in international crude oil prices affect our results mainly through their indirect effect on the BFP price formula, see "Item 4.B—Business overview—"Sasol Synfuels" and "Sasol Oil", as well as the impact on oil derived feedstock. Prices of petrochemical products and natural gas are also affected by fluctuations in crude oil prices.

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

Cyclicality in petrochemical product prices may adversely affect our business, operating results, cash flows and financial condition

        The demand for chemicals and especially products such as solvents, olefins, surfactants, fertilisers and polymers is cyclical. Typically, higher demand during peaks in the industry business cycles leads producers to increase their production capacity. Although peaks in the business cycle have been characterised by increased selling prices and higher operating margins, in the past such peaks have led to overcapacity with supply exceeding demand growth. Low periods during the industry business cycle are characterised by a decrease in selling prices and excess capacity, which can depress operating margins. The expected capacity additions in the next few years, could put downward pressure on prices of chemical products. Lower prices for chemical products may have a material adverse effect on our business, operating results, cash flows and financial condition.

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

        It is possible that new technologies or novel processes may emerge and that existing technologies may be further developed in the fields in which we operate. Unexpected rapid advances in employed technologies or the development of novel processes can affect our operations and product ranges in that they could render the technologies we utilise or the products we produce obsolete or less competitive in the future. Difficulties in accessing new technologies may impede us from implementing them and competitive pressures may force us to implement these new technologies at a substantial cost. Examples of new technologies which may in the future affect our business include the following:

  •
  The development and commercialisation of non-hydrocarbon-dependent energy carrier technologies, including the further development of fuel cells or the large scale broadening of the application of electricity to drive motor vehicles. These may be disruptive to the use of hydrocarbon and refined crude oil-derived fuels;

  •
  The development of improved fuels (and associated automotive technologies) from a crude oil base with equivalent properties to that of Fischer-Tropsch derived fuels, which may erode the competitive advantage of Fischer-Tropsch fuels; and

  •
  The development by competitors of next generation catalysts in which catalyst performance is manipulated, resulting in highly selective and high purity chemical products, which may render the use of our mixed feed stream catalytic-based production processes uncompetitive.

        We cannot predict the effect of these or other technological changes or the development of new processes on our business or on our ability to provide competitive products. Our ability to compete will depend on our timely and cost-effective implementation of new technological advances. It will also depend on our success in commercialising these advances in spite of competition we face.

        In addition to the technological challenges, a large number of our expansion projects are integrated across a number of Sasol businesses. Delays with the development of an integrated project might accordingly have an impact on more than one Sasol business.

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

Our GTL and CTL projects may not prove sufficiently viable or as profitable as planned

        We have constructed a gas-to-liquids (GTL) plant in Qatar and are involved in constructing a GTL plant in Nigeria. In addition, we are considering opportunities for further GTL and coal-to-liquids (CTL) investments in other areas of the world. GTL opportunities are being investigated in Uzbekistan (front end engineering and design phase), the US (feasibility phase) and Canada (feasibility phase was completed by the end of June 2012). A CTL project is being investigated in India (pre-feasibility phase). The development of these projects, solely or through joint ventures or associates, is a capital-intensive process and requires us to commit significant capital expenditure and devote considerable management resources in utilising our existing experience and know-how, especially in connection with Fischer-Tropsch synthesis technologies. See "Item 4.B—Business overview—Sasol Synfuels International".

        The processes used and the products developed by these projects may also give rise to patent risks in connection with the use of our GTL and CTL technologies. See below "Intellectual property risks may adversely affect our products or processes and our competitive advantage".

        We consider the development of our GTL and CTL projects as a major part of our strategy for future growth and believe that the markets for GTL and CTL have room for further expansion. In assessing the viability of our GTL and CTL projects, we make a number of assumptions relating to specific variables, mainly including:

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

  •
  technology and catalyst performance;

  •
  conditions in the countries in which we operate, including factors relating to political, social and economic conditions;

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

We may not achieve projected benefits of acquisitions or divestments

        We may pursue strategic acquisitions or divestments. With any such transaction there is the risk that any benefits or synergies identified at the time of acquisition may not be achieved as a result of changing or incorrect assumptions or materially different market conditions, or other factors. Furthermore, we could be found liable for past acts or omissions of the acquired business without any adequate right of redress.

        In addition, delays in the sale of assets or reductions in value realisable may arise due to changing market conditions. Failure to achieve expected values from the sale of assets or delays in expected receipt or delivery of funds may result in higher debt levels, underperformance of those businesses and possible loss of key personnel.

We may face constraints in obtaining the expected level of financing to pursue new business opportunities or support existing projects

        As at 30 June 2012, we had authorised approximately R79 billion of group capital expenditure in respect of projects in progress, of which we had spent approximately R33 billion by 30 June 2012. In addition, we are considering opportunities for additional GTL and CTL investments as well as related opportunities in chemicals. Our capital expenditure plans, requirements and project pipeline are subject to a number of risks, contingencies and other factors, some of which are beyond our control, and therefore the actual future capital expenditure and investments may differ significantly from the current planned amounts.

        Our operating cash flow and banking facilities may be insufficient to meet all of these expenditures, depending on the timing and cost of development of these and other projects as well as operating performance and utilisation of our banking facilities. As a result, new sources of capital may be needed to meet the funding requirements of these developments, to fund ongoing business activities and to pay dividends. Our ability to raise and service significant new sources of capital will be a function of macroeconomic conditions, the condition of the financial markets, future prices for the products we sell, our operational performance and operating cash flow and debt position, among other factors. Our ability to raise further debt financing in the future and the cost of such financing will depend on, among other factors, our credit rating at the time, which may be affected by our ability to maintain our outstanding debt and financial ratios at levels acceptable to the credit ratings agencies, our business prospects or other factors.

        As a result, in the event of unanticipated operating or financial challenges, any dislocation in financial markets or new funding limitations, our ability to pursue new business opportunities, invest in existing and new projects, fund our ongoing business activities and retire or service outstanding debt and pay dividends, could be constrained, all of which could have an impact on our business, operating results, cash flows and financial condition.

There are country-specific risks relating to the countries in which we operate that could adversely affect our business, operating results, cash flows and financial condition

        Several of our subsidiaries, joint ventures and associates operate in countries and regions that are subject to significantly differing political, social, economic and market conditions. See "Item 4.B—Business Overview" for a description of the extent of our operations in the main countries and regions. Although we are a South African domiciled company and the majority of our operations are located in South Africa, we also have significant energy businesses in other African countries, chemical businesses in Europe, the US, the Middle East and Asia, a joint venture in a GTL facility in Qatar, joint ventures in Canada, Iran and Uzbekistan and an economic interest in a GTL project in Nigeria.

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

(b)   Inflation and fluctuations in interest rates

        Macro-economic factors, such as inflation and higher interest rates could adversely impact our ability to contain costs and to ensure cost-effective debt financing in countries in which we operate.

        In South Africa, consumer price index inflation increased to 5,9% in 2012 from 3,9% in 2011 and 5,7% in 2010. With inflation remaining relatively well contained within the SARB 3-6% inflation targeting range, unemployment at still uncomfortably high levels, weak domestic economic growth conditions and an uncertain global economic growth backdrop, the SARB decided to cut its policy-interest rate to 5,0% in July 2012 from 5,5%. Producer price index inflation increased to 8,6% in 2012 from 6,8% in 2011 and 1,4% in 2010.

        In March 2012, the National Energy Regulator of South Africa (NERSA) announced that Eskom's, South Africa's state-owned electricity provider, electricity tariffs will rise by approximately 16% in 2012 and 2013 against an earlier published 26% increase. Despite this lower-than-expected increase, it remains above the 6% inflation target ceiling and continues to pose challenges for the economy and the inflation outlook. Food and fuel price trends also remain key risks to the inflation outlook, but these risks are, in our view, outweighed by an uncertain global economic environment and relatively subdued growth conditions in South Africa. As such, it is currently expected that monetary policy will remain accommodative, where we expect the SARB to maintain the policy interest rate at its current level of 5,0% until late in the 2013 calendar year.

(c)   Transportation, water and other infrastructure

        The infrastructure in some countries in which we operate, such as rail infrastructure, electricity and water supply may need to be further upgraded and expanded and in certain instances possibly at our own cost. Water, as a resource, is becoming increasingly limited as world demand for water increases. In South Africa, the risk that water may become significantly limited is exacerbated by the fact that it is one of the drier countries in the world. Water use by our operations varies widely depending largely on feedstock and technology choice. While a GTL plant is typically a net producer of water, a CTL process has a significant water requirement, driven by the need to produce hydrogen and additional cooling requirements. Although various technological advances may improve the water efficiency of our processes, we may experience limited water availability and other infrastructural challenges, which could have a material adverse effect on our business, operating results, cash flows, financial condition and future growth.

(d)   Disruptive industrial action

        The majority of our employees worldwide belong to trade unions. These employees comprise mainly general workers, artisans and technical operators. In July 2011, disputes over wage increases in South Africa led to general industrial action, which resulted in disruptions to production and supply of products to the markets. During August to October 2012, the mining and transport sectors in South Africa experienced significant disruptions and violence due to strikes and other industrial action by employees. This may spread to other mining sectors, including our coal mines. Although we have constructive relations with our employees and their unions, we cannot assure you that significant labour disruptions will not occur in the future nor have significant consequences on the South African economy.

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

(f)   Localisation issues

        In some countries, our operations are required to comply with local procurement, employment equity, equity participation and other regulations which are designed to address country-specific social and economic issues.

        In South Africa, there are various transformation initiatives with which we are required to comply. We embrace and will engender or participate in initiatives to bring about meaningful transformation in South Africa. We consider these initiatives to be a strategic imperative and we acknowledge the risk of not vigorously pursuing them.

        We are a participant in transformation charters in the liquid fuels and mining industry in South Africa, pursuant to which we have undertaken to enable historically disadvantaged South Africans to hold at least 25% equity ownership in our liquid fuels business and 26% equity ownership, by 2014, in our mining business.

        The Minister of Trade and Industry published the Codes of Good Practice for broad-based black economic empowerment (BEE) on 9 February 2007, effective from the date of publication. These codes provide a standard framework for the measurement of broad-based BEE across all sectors of the economy, other than the mining industry.

        We have complied with the current requirements of said codes and other requirements of the Liquid Fuels Charter, Mining Charter and the Codes of Good Practice for broad-based BEE. We believe that the long-term benefits to the company and our country should outweigh any possible short-term adverse effects, but we cannot assure you that future implications of compliance with these requirements or with any newly imposed conditions will not have a material adverse effect on our shareholders or business, operating results, cash flows and financial condition. See "Item 4.B—Empowerment of historically disadvantaged South Africans".

(g)   Engineering, procurement and construction contract costs

        We have a significant capital portfolio and are therefore exposed to fluctuations in the price and supply of engineering, procurement and construction services, in particular the availability of scarce technical skills and capacity. We are currently not expecting the abnormal inflationary pressures of the pre-recession period, but rather low to moderate increases as gradual economic recovery sets in. Significant fluctuations and volatility is, however, currently being observed. Scarce technical skills remain a key factor, to a varying degree in different geographical areas. Cost increases will depend on the region and market dynamics, which could have a material adverse effect on our business, operating results, cash flows and financial condition.

(h)   Ownership rights

        We operate in several countries where ownership of rights in respect of land and resources is uncertain and where disputes in relation to ownership or other community matters may arise. These disputes are not always predictable and may cause disruption to our operations or development plans.

(i)   Stakeholder relationships

        Our operations can also have an impact on local communities, including the need, from time to time, to relocate or resettle communities or infrastructure networks such as railways and utility services. Failure to manage relationships with local communities, governments and non-government organisations may harm our reputation as well as our ability to bring development projects into production. In addition, the costs and management time required to comply with standards of social responsibility, community relations and sustainability, including costs related to resettlement of communities or infrastructure, have increased substantially recently and are expected to further increase over time.

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

  •
  the introduction of selective environmental and carbon taxes; and

  •
  social and labour unrest due to economic and political factors in host countries.

        Some of the countries where we have already made, or other countries where we may consider making, investments are in various stages of developing institutions and legal and regulatory systems that are characteristic of democracies. However, institutions in these countries may not yet be as firmly established as they are in democracies in South Africa, North America and some European countries. Some of these countries are also transitioning to a market economy and, as a result, are experiencing changes in their economies and their government policies that could affect our investments in these countries.

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

Electricity supply interruptions and increases in electricity costs in South Africa could adversely affect our business, operating results, cash flows, financial condition and future growth

        Sasol is capable of generating up to 50% of its total South African power supply needs internally and continues with the commissioning of additional power generation equipment to increase internal electricity generation to up to 60% of our requirements. However, our South African operations remain dependent on power generated by the state-owned utility, Eskom. During 2008, South Africa experienced significant electricity supply interruptions, and although the situation has improved since then, the possibility remains that the electricity supply will again become constrained. Although Eskom has announced a number of short- and long-term mitigation plans, we cannot assure you that we will not experience power supply interruptions which could have material adverse effects on our business, operating results, cash flows, financial condition and future growth.

        Furthermore, South Africa is experiencing higher than normal electricity price increases. During February 2010, NERSA granted Eskom further price increases of 24,8%, 25,8% and 25,9% per year for the three years in terms of the multi-year pricing dispensation (the first of which came into effect in July 2010). However, the cost increases for electricity for 2012 have been reduced to 16%. We have entered into a power purchase agreement with Eskom which mitigates these price increases to some extent. However, any sharp increase in electricity costs may have material adverse effects on our business, operating results, cash flows, financial condition and future growth.

We may not be in compliance with laws or regulations in the countries in which we operate

        The industry in which we operate is highly regulated and requires compliance with a myriad of laws and regulations, governing matters such as minerals, trading in petroleum products, safety, health and environment, in our South African and global operations. Non-compliance can impact business performance dramatically. Although systems and processes are in place, monitored and improved upon, to ensure compliance with applicable laws and regulations, we cannot assure you that we will be in compliance with all laws and regulations at all times. Any failure to comply with applicable laws and regulations could have a material adverse impact on our business, operating results, cash flows and financial condition.

New South African mining legislation may have an adverse effect on our mineral rights

        Since the enactment of the Mineral and Petroleum Resources Development Act, 28 of 2002, (MPRDA) in May 2004, all mineral rights have been placed under the custodianship of the state, which grants prospecting and mining rights for prospecting and mining activities. Our subsidiary, Sasol Mining (Pty) Ltd., has been successful in converting its prospecting permits and mining authorisations (old order rights) to new order prospecting and mining rights in terms of the MPRDA. The new order mining rights, known as converted mining rights, became effective on 29 March 2011. The converted new order mining rights in respect of the Secunda area have been granted for a period of ten years, while those in respect of the Mooikraal operations have been granted for a period of thirty years. Our converted mining rights may, on application, be renewed for further periods not exceeding thirty years each. Prospecting rights are granted for five years, with one further renewal of three years. Even though the MPRDA provides the criteria to be met to obtain renewal, no guarantee can be given that the converted mining rights or prospecting rights will be renewed.

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

        The Mining Charter, which is intended to facilitate the transformation of the South African mining industry, was reviewed during the 2009 and 2010 calendar years, and the revised Mining Charter became effective as from 13 September 2010. Although the revised Mining Charter was intended to only be an amendment of the previous Mining Charter, it has replaced the original Mining Charter and introduced a number of new elements. A number of uncertainties exist with regard to the interpretation of some of the elements of the revised Mining Charter. The scorecard reporting template released by the Department of Mineral Resources also added further elements, not contained in the revised Mining Charter.

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

        The Department of Energy will, by 2017, implement new fuel specifications and standards, which are aligned to EURO 5 fuel specifications, to reduce the environmental impact caused by vehicle emissions. The introduction of the new specifications and standards by 2017 will require capital investment in our manufacturing facilities. We cannot assure you that these new specifications will not have a material adverse effect on our business, operating results, cash flow and financial condition.

        The Department of Energy has embarked on a process of reviewing the methodology for the determination of margins relating to the regulated fuel price mechanism known as the Regulatory Accounting System. The ultimate goal of the Regulatory Accounting System is to achieve a uniform and transparent set of regulatory accounts, whereby costs are allocated on predetermined methods, thereby providing certainty to investors with regard to the return on assets throughout the petroleum industry value chain (wholesale, coastal storage and handling, secondary storage, secondary distribution and the benchmark service station). The final implementation thereof has been postponed by two years to allow for amendment of the commercial agreements between oil company franchisors and fuel retail franchisees. We cannot assure you that the final cost allocation model will not have a material adverse effect on our business, operating results, cash flow and financial condition.

        The Gas Act regulates matters relating to gas transmission, storage, distribution, liquefaction and re-gasification activities. NERSA has published guidelines for determining transmission and storage tariffs for piped-gas in South Africa, as well as a methodology to determine maximum gas prices. The implementation and enforcement of these tariffs and prices may have a material adverse effect on our business, operating results, cash flow and financial condition.

        Although we negotiated a ten year regulatory dispensation (expiring in March 2014) with the South African government with respect to the supply of Mozambican natural gas to the South African market, we cannot assure you that the provisions of the Gas Act will not have a material adverse impact on our business, operating results, cash flows and financial condition. See "Item 4.B—Business overview—Regulation of gas related activities in South Africa".

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

        In addition, our manufacturing processes may utilise and result in the emission of substances with potential health risks. We also manufacture products which may pose health risks. Although we apply a duty of care principle and implement health and safety, product stewardship, the Chemical and Allied Industries' Association Responsible Care programme and other measures to eliminate or mitigate associated potential risks, we may be subject to liabilities as a result of the use or exposure to these materials or emissions.

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

        For instance, the Kyoto Protocol envisions a reduction of greenhouse gas emissions through market-based regulatory programmes, technology-based or performance-based standards or a combination of them. South Africa has entered into a voluntary non-binding agreement to take, subject to certain conditions, nationally appropriate mitigation action to enable a 34% deviation below "business as usual" emissions growth trajectory by 2020, and 42% by 2025. Current measures in South Africa have already resulted in increased compliance costs for power suppliers that are passed to us in the form of levies for electricity generated from fossil fuels. These levies may increase substantially over time. In addition, the South African government has published a climate change response green paper in November 2010 and issued a carbon tax discussion paper in December 2010. This policy process, culminated in the publication of a Climate Change Response White Paper, in November 2011 and, in the February 2012 budget review, a new option for a possible carbon tax design was announced by the South African Minister of Finance. A detailed carbon tax policy document is expected before the end of the 2012 calendar year.

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

We are subject to competition and antitrust laws

        Violations of competition/antitrust legislation could expose the group to administrative penalties and civil claims and damages, including punitive damages, by entities which can prove they were harmed by such conduct. Such penalties and damages could be significant and have an adverse impact on our business, operating results, cash flows and financial condition. In addition, there is also the significant reputational damage that accompanies findings of such contraventions as well as imprisonment or fines for individuals in some countries where antitrust violations are a criminal offence. Competition authorities are increasingly engaging with each other to exchange information relating to potential violation of antitrust laws and enforce antitrust laws.

        The South African Competition Commission is conducting investigations into the piped gas, coal mining, petroleum, fertilisers and polymer industries. The group has cooperated with competition authorities to deal pro-actively with non-compliance matters. We continue to interact and cooperate with the South African Competition Commission in respect of leniency applications as well as in the areas that are subject to the South African Competition Commission investigations. Refer to "Item 4.B Business overview—Legal proceedings and other contingencies". Although it is our policy to comply with all laws, and notwithstanding training and compliance programmes, we could nonetheless contravene competition or antitrust laws and be subject to the imposition of fines, criminal sanctions and/or civil claims and damages. This could have a material adverse impact on our business, operating results, cash flows and financial condition.

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

        Globally the demand for personnel with the range of capabilities and experience required in our industry is high, and success in attracting and retaining such employees is not guaranteed. Natural attrition rates have remained depressed as a result of the global economic downturn. Some areas of the global economy are showing signs of recovery and there is a risk that our scientific, engineering, artisans, operators and project execution skills base may be constrained over time because of, for example, natural attrition and a shortage of people being available in these disciplines in the jurisdictions in which we operate. The quality and availability of skills in certain labour markets is impacted by the challenges within the education and training systems in certain countries in which we operate, such as South Africa and Mozambique. The retention of staff is particularly challenging in South Africa, where in addition to global industry shortages of skilled employees, we and our competitors are also required to achieve employment equity targets. Localisation and other similar legislation in countries in which we operate are equally challenging to the attraction and retention of sufficiently skilled employees.

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

Intellectual property risks may adversely affect our freedom to operate our processes and sell our products and may dilute our competitive advantage

        Our various products and processes, including most notably, our chemical, CTL and GTL products and processes have unique characteristics and chemical structures and, as a result, are subject to confidentiality and/or patent protection, the extent of which varies from country to country. Rapid changes in our technology commercialisation strategy may result in a misalignment between our intellectual property protection filing strategy and the countries in which we operate. The disclosure of our confidential information and/or the expiry of a patent may result in increased competition in the market for our products and processes, although the continuous supplementation of our patent portfolio mitigates such risk to an extent. In addition, aggressive patenting by our competitors, particularly in countries like the US and China, may result in an increased patent infringement risk and may constrain our ability to operate in our preferred markets.

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

        We believe that our proprietary technology, know-how, confidential information and trade secrets, provide us with a competitive advantage. A possible loss of experienced personnel to competitors, and a possible transfer of know-how and trade secrets associated therewith, may negatively impact this advantage. In addition, the patenting by our competitors of technology built on our know-how obtained through former employees may result in additional risk.

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

Increasing competition by products originating from countries with low production costs may adversely affect our business, operating results, cash flows and financial condition

        Certain of our chemical production facilities are located in developed countries, including the US and Europe. Economic and political conditions in these countries result in relatively high labour costs and, in some regions, relatively inflexible labour markets. Increasing competition from regions with lower production costs and more flexible labour markets, for example the Middle East, India and China, exerts pressure on the competitiveness of our chemical products and, therefore, on our profit margins. This could result in the withdrawal of particular products or the closure of specific facilities. We cannot assure you that increasing competition from products originating from countries with lower production costs will not result in withdrawal of our products or closure of our facilities, which may have a material adverse effect on our business, operating results, cash flows and financial condition.

We may face potential costs in connection with industry-related accidents or deliberate acts of terror causing property damage, personal injuries or environmental contamination

        We operate coal mines, explore for and produce oil and gas and operate a number of plants and facilities for the manufacture, storage, processing and transportation of oil, chemicals and gas, related raw materials, products and wastes. These facilities and their respective operations are subject to various risks, such as fires, explosions, leaks, ruptures, discharges of toxic hazardous substances, soil and water contamination, flooding and land subsidence, among others. As a result, we are subject to the risk of experiencing, and have in the past experienced, industry-related incidents. Our facilities are also subject to the risk of deliberate acts of terror.

        Our main Sasol Synfuels production facilities are concentrated in a relatively small area in Secunda, South Africa. This facility utilises feedstock from our mining and gas businesses, whilst the chemical and oil businesses rely on the facility for the raw materials it produces. Accidents and acts of terror may result in damage to our facilities and may require shutdown of the affected facilities, thereby disrupting production, increasing production costs and may even disrupt the mining, gas, chemicals and oil businesses which make up a significant portion of our total income. Furthermore, accidents or acts of terror at our longstanding operations may have caused, or may in future cause, environmental contamination, personal injuries, health impairment or fatalities and may result in exposure to extensive environmental remediation costs, civil litigation, the imposition of fines and penalties and the need to obtain or implement costly pollution control technology.

        It is Sasol's policy to procure appropriate property damage and business interruption insurance cover for its production facilities above acceptable deductible levels at acceptable commercial premiums. However, full cover for all loss scenarios may not be available at acceptable commercial rates, and we cannot give any assurance that the insurance procured for any particular year would cover all potential risks sufficiently or that the insurers will have the financial ability to pay all claims that may arise.

        The costs we may incur as a result of the above or related factors could have a material adverse effect on our business, operating results, cash flows and financial condition.

Our coal, synthetic oil, natural oil and natural gas reserve estimates may be materially different from quantities that we eventually recover

        Our reported coal, natural oil and gas reserves are estimated quantities based on applicable reporting regulations that under present and anticipated conditions have the potential to be economically mined, processed or produced.

        There are numerous uncertainties inherent in estimating quantities of reserves and in projecting future rates of production, including factors which are beyond our control. The accuracy of any reserve estimate is a function of the quality of available data, engineering and geological interpretation and judgement.

        Reserve estimates will require revision based on actual production experience and other factors, including extensions and discoveries. In addition, regulatory changes, market prices, increased production costs and other factors may result in a revision to estimated reserves. Significantly revised estimates may have a material adverse effect on our business, operating results, cash flows and financial condition. See "Item 4.D—Property, plants and equipment".

There is a possible risk that sanctions may be imposed on Sasol by the US government, the European Union or the United Nations as a result of our existing chemicals investments in Iran

        There are possible risks posed by the potential imposition of US, European Union or United Nations economic sanctions in connection with activities we are undertaking in the polymers field in Iran. For a description of our activities in Iran see "Item 4.B—Business overview—Sasol Polymers".

        The risks primarily relate to two sanctions programmes administered by the US government: the Iranian Transactions Regulations (ITRs) administered by the US Treasury Department Office of Foreign Assets Control (OFAC) and the Iran Sanctions Act (ISA), as amended by the Comprehensive Iran Sanctions, Accountability and Divestment Act of 2010 and the Iran Threat Reduction and Syria Human Rights Act of 2012 and supplemented by US executive orders, administered by the US Department of State.

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

        We take measures to mitigate the risk that our US employees, investors and certain subsidiaries of the group to which the ITRs apply will violate the ITRs as a result of their respective affiliations with the group.

        However, we cannot predict OFAC's enforcement policy in this regard, and it is possible that OFAC may take a different view of the measures we have implemented. In such event, US persons or affiliates associated with the group may be subject to a range of civil and criminal penalties.

        The ISA was adopted by the US government in 1996, and subsequently amended, with the objective of denying Iran the ability to support acts of international terrorism and fund the development or acquisition of weapons of mass destruction. In addition, the US Congress continues to consider amendments to the ISA that could subject a broader range of business or investment activities to sanctions.

        In its amended form, the ISA grants the President of the US discretion in imposing sanctions on companies that, among other things, make certain investments in Iran or provide goods, services, technology or support above certain thresholds that could directly and significantly contribute to Iran's ability to develop its petroleum or petrochemical industries.

        Should the US government determine that some or all of our activities in Iran are investments in the petroleum or petrochemical industry or provide goods, services, technology or support for Iran's domestic production of petrochemical products or refined petroleum products, as defined by the ISA, the President of the US may, in his discretion, impose sanctions against Sasol. These sanctions could include restrictions on our ability to obtain credit from US financial institutions, restrictions on our ability to procure goods, services and technology from the US, restrictions on our ability to make sales into the US, restrictions on our ability to operate in the US, of blocking of Sasol's property within US jurisdiction, in which case transactions in our securities and distributions to US individuals and entities with respect to our securities would also be prohibited.

        We cannot predict future interpretations of the provisions of the ISA or the implementation policy of the US government with respect to the ISA. We cannot assure you that our activities in Iran will not be deemed sanctionable under the current US sanction programme.

        Additionally, recent developments in US, European Union and United Nations Iranian sanctions programmes have increased the risks of doing business related to Iran. We cannot assure you that as a result of these developments our activities in Iran will not be adversely impacted and that there will not be a material adverse impact on our business, operating results, cash flows and financial condition. We continue to evaluate the risks and implications of these sanctions on our investments and activities in Iran and are in a process of divesture from our Iranian activities, however, we cannot assure you as to the timing or terms of such divesture, particularly in light of the impact of the Iranian sanctions programmes on the divesture process.

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

The exercise of voting rights by holders of American Depositary Receipts is limited in some circumstances

        Holders of American Depositary Receipts (ADRs) may exercise voting rights with respect to the ordinary shares underlying their American Depositary Shares (ADSs) only in accordance with the provisions of our deposit agreement (Deposit Agreement) with The Bank of New York Mellon, as the depositary (Depositary). For example, ADR holders will not receive notice of a meeting directly from us. Rather, we will provide notice of a shareholders meeting to The Bank of New York Mellon in accordance with the Deposit Agreement. The Bank of New York Mellon has undertaken in turn, as soon as practicable after receipt of our notice, to mail voting materials to holders of ADRs. These voting materials include information on the matters to be voted on as contained in our notice of the shareholders meeting and a statement that the holders of ADRs on a specified date will be entitled, subject to any applicable provision of the laws of South Africa and our Memorandum of Incorporation, to instruct The Bank of New York Mellon as to the exercise of the voting rights pertaining to the shares underlying their respective ADSs on a specified date. In addition, holders of our ADRs will be required to instruct The Bank of New York Mellon how to exercise these voting rights.

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

        Based in Johannesburg and formed in 1997, Sasol Synfuels International (Pty) Ltd. (SSI), our GTL and CTL technology marketing and support subsidiary, is responsible for developing, implementing and managing international business ventures based on our proprietary technology. Over the past years, we have been exploring opportunities through SSI to exploit the Sasol Slurry Phase Distillate (Sasol SPD™) process technology for the production of high-quality, environment-friendly diesel and other higher-value hydrocarbons from natural gas and coal. In October 2000, we signed agreements with Chevron for the creation of Sasol Chevron, a 50:50 global joint venture founded on gas-to-liquids (GTL) technology. In 2009, Sasol and Chevron reviewed and optimised their business model for co-operation with respect to their GTL ambitions and agreed, in future, to work together directly and on a case-by-case basis and not through the Sasol Chevron joint venture, which will only be used to support the GTL project in Nigeria.

        In Nigeria, where SSI has a 10% interest in the 32 400 bbl/day Escravos GTL project, construction progressed steadily and commissioning of certain utility sections of the facility has been completed with the start of beneficial operations targeted towards the end of 2013.

        In July 2001, we signed a joint venture agreement with Qatar Petroleum to establish ORYX GTL (Qatar Petroleum—51% interest and Sasol—49% interest). The joint venture constructed a GTL plant located at Ras Laffan Industrial City to produce high quality synfuels from Qatar's natural gas resources. The plant started producing on specification product during the first quarter of the 2007 calendar year and the first product was sold in April 2007. ORYX GTL is focused on stability, availability and sustainability consistently producing above design capacity of 32 400 barrels a day (bbl/d) since a maintenance shutdown early in the second half of the year. A variety of upgrades and changes over the last years resulted in exceptional plant performance which was coupled with an excellent safety record. ORYX GTL's proven capability over long periods gives us confidence that this can be sustained and they are working on a further expansion and investigating options to add more value to the plant's output. We also continue to engage with the Qatari government to expand Sasol's activities in Qatar by evaluating potential projects related to GTL, GTL value adds and chemicals.

        In February 2003, we signed a joint venture agreement with the Pars Petrochemical Company, a subsidiary of the National Petrochemical Company (NPC) of Iran. The NPC has since been involved in a privatisation process and shareholding has partially moved to a state pension fund for the military (SATA). The joint venture (Arya Sasol Polymer Company (ASPC)), on behalf of both joint venture parties, constructed a polymer plant designed to produce one million tons of ethylene to be converted into polyethylene or exported as ethylene. The complex comprises one ethane cracker for producing polymer-grade ethylene and two polyethylene plants. The ethane cracker was commissioned in November 2007. The low-density polyethylene plant and high-density polyethylene plant reached beneficial operation in 2009. We have initiated a review of our activities in and with Iran and for that purpose, have commenced a process to divest of our ASPC investment. This process could have an effect on the assets and facilities that we hold in Dubai and China.

        On 11 October 2007, Sasol Mining announced the implementation of a black economic empowerment (BEE) transaction valued at approximately R1,8 billion. A black-women controlled coal mining company, Ixia Coal (Pty) Ltd. (Ixia Coal), acquired 20% of Sasol Mining's shareholding through the issue of new shares. The transaction increased Sasol Mining's BEE ownership component by approximately 20%, and when considered together with the Sasol Inzalo share transaction, Sasol Mining's BEE ownership is over 40%. The transaction was finalised on the conversion of mining rights on 29 March 2010 and the approval of the Competition Tribunal of South Africa on 1 September 2010. The effective date of the Ixia Coal transaction was 29 September 2010, when the remaining conditions precedent were met. Refer to "Item 5A—Operating results—Broad-based Black Economic Empowerment transactions".

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

  o
  The funded invitation—2,6%; and

  o
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

        In February 2006, Sasol initiated engagements with key stakeholders in India to establish an enabling environment within which to evaluate the potential for a CTL project in India. This resulted in the decision to open a representative office in Mumbai in February 2007. Sasol and the Tata group of India signed agreements in July 2008 to form a 50:50 joint venture company, which has been allocated a portion of the North of Arkhapal and Srirampur coal blocks in the Talche coalfield in the State of Orissa for the development of a potential CTL project in India. In January 2010, the joint venture company initiated a pre-feasibility study for the project. This study is underway, and during the first half of the 2013 calendar year, the parties will decide whether to proceed with a full feasibility study.

        In April 2009, Sasol, Uzbekneftegaz, the national oil and gas company of Uzbekistan, and PETRONAS of Malaysia (the participants), signed a heads of agreement to evaluate the feasibility of GTL and upstream co-operation in Uzbekistan. On 15 July 2009, Sasol signed a joint venture agreement with Uzbekneftegaz and PETRONAS, to form a joint venture called Uzbekistan GTL LLC, a limited liability company, with each partner having a one third participating interest. A joint feasibility study for the development and implementation of this GTL project in Uzbekistan, with an estimated nominal capacity of 38 000 bbl/d commenced. The feasibility study was completed in the middle of the 2011 calendar year. The Uzbekistan GTL project was presented for approval to the government of Uzbekistan in September 2011, during which time, an investment agreement was concluded between the Government of Uzbekistan, Uzbekistan GTL LLC and the participants in the project. The participants agreed to increase Sasol and Uzbekneftegaz's equity interests in Uzbekistan GTL LLC to 44,5% each, resulting in PETRONAS having an 11% interest. Following the approval from the Government of Uzbekistan and the participants, the front end engineering and design phase (FEED) of the GTL project in Uzbekistan commenced in October 2011, and it is expected that the FEED work will be completed during the second half of the 2013 calendar year.

        In 2011, Sasol acquired from Talisman Energy Inc. (Talisman), a 50% stake in the Farrell Creek and Cypress A unconventional (shale/tight gas) assets situated in the Montney Basin of British Columbia, Canada. The acquired assets include associated gas gathering systems and processing facilities.

        In the first quarter of 2011, Sasol, together with Talisman, initiated a feasibility study to determine the technical and commercial viability of a GTL plant in Western Canada. The feasibility study was completed by the end of June 2012. We are expecting to finalise our assessment of the feasibility study and take the decision of whether or not to proceed to the FEED phase in the second half of the 2012 calendar year. Our partner, Talisman, for internal reasons, has decided that they will not be exercising their right to participate in the FEED phase of the project.

        In the 2011 calendar year, Sasol completed a pre-feasibility study into a possible integrated GTL and chemicals facility in Louisiana in the US. After the successful completion of the pre-feasibility study, the Sasol board approved that the project proceed to feasibility study phase. These studies are expected to be completed in the second half of the 2012 calendar year. The decision whether or not to proceed to FEED phase will be taken thereafter.

        In the 2011 calendar year, Sasol commenced a pre-feasibility study to assess the technical and commercial viability of a world-scale ethane cracker and associated ethylene derivatives in Louisiana, US. These studies are expected to be completed in the second half of the 2012 calendar year. The decision whether to proceed to FEED phase will be taken thereafter.

        At our annual general meeting of 23 November 2006, shareholders approved that the directors be granted the authority to acquire up to 10% of Sasol Limited ordinary shares by way of a general repurchase. This authority was renewed by shareholders at subsequent annual general meetings. As at 30 June 2012, a total of 8 809 886 Sasol ordinary shares (30 June 2011—8 809 886; 30 June 2010—8 809 886), representing 1,44% (30 June 2011—1,45%; 30 June 2010—1,46%) of the issued share capital of the company, excluding the Sasol Inzalo share transaction, is held by its subsidiary, Sasol Investment Company (Pty) Ltd. These shares are held as treasury shares and do not carry any voting rights. At the annual general meeting held on 25 November 2011, shareholders granted the authority to the Sasol directors to repurchase up to 10% of Sasol's issued securities. No shares were repurchased during 2012.

        As of 30 June 2012, we were one of the largest JSE listed companies by Sasol ordinary shares market capitalisation (R220 788 million in respect of the Sasol ordinary shares), with total consolidated turnover of R169 446 million in 2012. We employ more than 34 000 people worldwide in our operations.

Capital expenditure

        In 2012, we invested approximately R29 billion, compared with R21 billion in 2011 and R16 billion in 2010, in capital expenditure (on a cash flow basis excluding capitalised borrowing costs and including projects entered into by our joint ventures) to sustain and enhance our existing facilities and to expand operations. Capital expenditure incurred on key projects to expand our operations includes:

Projects(1)	Business categories	30 June 2012	30 June 2011	30 June 2010
		(Rand in millions)
Pipeline expansion—1st compressor	Sasol Gas	486	177	186
Additional gasifiers in gas production	Sasol Synfuels	284	661	—
Reforming gas improvement project	Sasol Synfuels	433	557	—
Power generation with open cycle turbines	Sasol Synfuels	41	307	842
16th Oxygen train project	Sasol Synfuels	106	559	970
10th Sasol advanced synthol reactor	Sasol Synfuels	171	378	463
Gas heated heat exchange reformers	Sasol Synfuels	669	608	354
Ethane and heavier hydrocarbons	Sasol Synfuels	233	—	—
3rd Catalyst plant in Sasolburg, South Africa	Sasol Synfuels International	68	218	465
Uzbekistan GTL plant	Sasol Synfuels International	72	—	—
Canadian shale gas exploration and development	Sasol Petroleum International	6 441	1 242	—
Mozambique exploration and development	Sasol Petroleum International	391	675	484
West Africa development	Sasol Petroleum International	93	197	83
Gas exploration project in Australia	Sasol Petroleum International	276	—	—
Ethylene purification unit	Sasol Polymers	673	675	109
2nd and 3rd Octene trains	Sasol Solvents	—	124	—
Ethylene tetramerisation project in North America	Sasol Olefins & Surfactants	809	68	—
Limestone ammonium nitrate (LAN) replacement project	Other chemical businesses	350	367	—
Fischer-Tropsch wax expansion project	Other chemical businesses	2 884	1 720	564
Sasolburg gas power engines	Other businesses	949	—	—
Other projects(2)	Various	1 954	1 920	2 080

		17 383	10 453	6 600

(1)
The amounts include business development costs and our group's share of capital expenditure of joint ventures. The amounts exclude borrowing costs capitalised. These amounts were approved by our board of directors. We hedge all our major South African capital expenditure in foreign currency immediately upon commitment of the expenditure or upon approval of the project.

(2)
Includes property, plant and equipment, assets under construction and intangible assets.

        Key projects to meet legal and environmental obligations as well as to sustain existing operations during 2012 include:

Projects(1)	Business categories	30 June 2012	30 June 2011	30 June 2010
		(Rand in millions)
Mining renewal	Sasol Mining	121	92	—
Thubelisha shaft to maintain Twistdraai colliery operation	Sasol Mining	530	1 175	752
Refurbishments of continuous miners	Sasol Mining	85	61	60
Impumelelo colliery to maintain Brandspruit mine operation	Sasol Mining	584	155	88
Major shutdown and statutory maintenance	Sasol Synfuels	1 636	1 412	1 484
Replacement of air heater systems at boiler 9	Sasol Synfuels	9	193	301
Improvement of synthol total feed compressors	Sasol Synfuels	41	117	266
Selective catalytic cracker—baseline optimisation project	Sasol Synfuels	37	31	231
Ash-lock project	Sasol Synfuels	120	90	181
Volatile organic compounds abatement programme	Sasol Synfuels	321	252	64
Replacement of steam turbines at steam plant	Sasol Synfuels	104	113	60
Refurbishment of the utility cooling water towers	Sasol Synfuels	58	68	55
Change plant to reduce benzene fuel	Sasol Synfuels	18	30	25
Secunda Natref pipeline project	Sasol Oil	213	279	155
Project wholesale logistics	Sasol Oil	305	199	—
Replace hydrofluoric acid relief gas scrubber and external regenerator	Sasol Oil	95	165	—
Diesel unifier project	Sasol Oil	96	77	154
Depot expansion project	Sasol Oil	8	73	148
Shutdown and statutory maintenance	Sasol Oil	200	49	—
ORYX GTL statutory maintenance	Sasol Synfuels International	29	110	264
Upgrade of central processing facility at Sasol Petroleum Temane	Sasol Petroleum International	18	52	77
Mozambique onshore drilling	Sasol Petroleum International	—	129	—
Replacement of Infrachem laboratory	Other chemical businesses	56	104	101
Replacement of cranes	Other businesses	41	15	27
Replacement of information management systems and software	Other businesses	216	188	127
Other projects to sustain existing operations(2)	Various	5 967	3 973	4 577
Expenditure related to environmental obligations	Various	587	961	126

Projects(1)	Business categories	30 June 2012	30 June 2011	30 June 2010
		(Rand in millions)
Expenditure incurred relating to safety regulations	Various	282	49	185

		11 777	10 212	9 508

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

        Included in the above capital expenditure, we invested approximately R49 million in intangible assets (including investments made by joint ventures), mainly in respect of software, patents and trademarks during the year. For a discussion of the method of financing capital expenditure, refer to "Item 5.B—Liquidity and capital resources—liquidity".

Capital commitments

        As at 30 June 2012, we had authorised approximately R79 billion of group capital expenditure in respect of projects in progress, of which we had spent approximately R33 billion by 30 June 2012. Of the unspent capital commitments of R46 billion, R17 billion has been contracted for. Of this amount, we expect to spend R25 billion in 2013, R16 billion in 2014 and the remainder thereafter. For more information regarding our capital commitments refer to "Item 5.B—Liquidity and capital resources—liquidity" and "Item 5.F—Capital and contractual commitments".

        We expect to spend approximately R38 billion of our capital commitments on projects in South Africa, R1 billion in other African countries, R5 billion in North America, R2 billion in Europe and the remainder on projects in other regions. The following table reflects key projects approved by the Sasol Limited board and contracted which were not yet completed at 30 June 2012:

Project	Business categories	Total cost approved and contracted	Estimated beneficial operation
		(Rand in millions)	(Calendar year)
Thubelisha mine	Sasol Mining	3 084	2012
Impumelelo mine	Sasol Mining	2 954	2014
Shondoni colliery	Sasol Mining	3 533	2015
Gauteng network pipeline project	Sasol Gas	1 134	2013
Gas heated heat exchange reformers	Sasol Synfuels	2 357	2013
De-bottlenecking of cold separation	Sasol Synfuels	601	2013
Improvement of synthol total feed compressors	Sasol Synfuels	514	2014
Volatile organic compounds abatement programme	Sasol Synfuels	856	2014
Water recovery growth	Sasol Synfuels	607	2014
Additional gasifiers in gas production	Sasol Synfuels	1 293	2012
Coal tar filtration project	Sasol Synfuels	620	2015
Replacement of tar tanks and separators	Sasol Synfuels	600	2015

Project	Business categories	Total cost approved and contracted	Estimated beneficial operation
		(Rand in millions)	(Calendar year)
3rd Catalyst plant in Sasolburg, South Africa	Sasol Synfuels International	988	2012
Canadian shale gas exploration and development	Sasol Petroleum International	4 569	2012
Fischer-Tropsch wax expansion project	Other chemicals businesses	6 014	2014
Ethylene purification unit	Sasol Polymers	1 743	2013
Ethylene tetramerisation project in North America	Sasol Olefins & Surfactants	1 424	2013
Secunda Natref pipeline project	Sasol Oil	719	2012
Depot expansion project	Sasol Oil	619	2013
Limestone ammonium nitrate (LAN) replacement project	Sasol Nitro	923	2012
Sasolburg gas power engines	Other businesses	1 281	2013

        The amounts include business development costs and our group's share of capital expenditure of joint ventures.

        In 2012, no additional amounts (2011—R148 million and 2010—R1 266 million) were committed by the group for further development of the Escravos GTL project.

4.B    Business overview

        Sasol is an international integrated energy and petrochemicals company that leverages the talent and expertise of our more than 34 000 people working in 38 countries. We develop and commercialise technologies, and build and operate world-scale facilities, to produce a range of product streams, including liquid fuels, chemicals and electricity.

        While continuing to support our home-base of South Africa, Sasol is expanding internationally based on a unique value proposition, which links our diverse businesses into an integrated value chain supported by top-class functions. Our ability to deliver sustainable shareholder value is premised on developing our people, keeping them safe and healthy, contributing meaningfully to the social and economic development of the countries and communities within which we work, and doing so in an environmentally responsible way. Sasol is listed on the Johannesburg Stock Exchange in Johannesburg (JSE: SOL) and the New York Stock Exchange (NYSE: SSL), with headquarters in Johannesburg, South Africa.

our integrated value chain of our business model

what sets us apart

Our integrated value chain, which applies largely to our South African operations, involves aligning our diverse and interdependent businesses into an integrated value chain. At the heart of our integrated value chain, which sets us apart from our competitors, is our ability to develop and commercialise technology at scale to produce bulk fuel and chemical co-products.

Sasol Synfuels International
At the ORYX GTL plant in Qatar, natural gas is purchased and used as feedstock for the GTL process.
Gas-to-liquids (GTL) process
A proprietary version of Sasol's low-temperature Fischer-Tropsch (FT) process, used with an advanced iron or cobalt catalyst, to convert synthesis gas (syngas) into waxes and related petrochemical streams for producing and marketing waxes and diesel.
Sasol Petroleum International
Sasol Gas
exploration and production
Through Sasol Petroleum International (SPI) and Sasol Gas, we obtain natural gas through the cross-border pipeline linking the Pande and Temane fields in Mozambique to our Secunda complex. We use this natural gas as our sole hydrocarbon feedstock at Sasolburg and as a supplementary feedstock to coal at Secunda.
natural gas from Mozambique
gas
Reforming
syngas
Sasol Slurry Phase Distillate (Sasol SPD™ process)
Low temperature
syncrude
wax
Hydrocarbon feedstock
Syngas production
Using steam and oxygen at high temperatures, coal is gasified and natural gas reformed to produce synthesis gas (syngas is a mixture of carbon monoxide and hydrogen).
Sasol Mining
Sasol obtains its raw materials through its coal mining activities, oil and natural gas exploration, and purchases from the open market. Some raw materials are sold directly to external markets.
Sasol Mining supplies most of the feedstock coal required for the CTL process in Secunda.
coal
Gasification
Sasol Advanced Synthol™ Reactor (SAS™)
High temperature
The proprietary Sasol SAS reactor at the heart of the high-temperature version of Sasol's Fischer-Tropsch (FT) process used at Secunda, produces a synthetic form of crude oil and chemical feedstock.
Sasol New Energy
Coal-to-liquids (CTL) process
Sasol Synfuels
Crude oil, coal and natural gas are sold to the open market.
crude oil
Our GTL diesel is of ultra high purity, and, therefore is ideal as a low-emissions, premium grade fuel and as a blend stock for upgrading conventional diesels.
Fuel components
Refine and blend
Fuel products:
GTL Diesel
GTL Naphtha
GTL Kerosene (jet fuel)
LPG
(liquid petroleum gas)
Chemical intermediates from the FT process are separated, purified and, together with conventional chemical raw materials, converted into a range of final products.
* In the United States and Germany, Sasol Solvents, Sasol Wax and Sasol Olefins & Surfactants purchase their feedstock requirements from the open market, and using own and licensed technology, produce and market a range of chemical products.
Chemical components
Chemical processes
Chemical products:
Olefins
Polymers
Solvents
Surfactants
Comonomers
Sasol Polymers
Sasol Olefins & Surfactants*
Sasol Solvents*
Sasol Wax*
Co-products
Recovery & beneficiation
Ammonia
Methanol
Crude tar acids
Sulphur
Explosives
Fertilisers
Sasol Nitro
Sasol Infrachem
Coal gasification and the FT process produce co-products for recovery and beneficiation.
Natref
Fuel products:
Petrol
Diesel
LPG
Illuminating paraffin
Bitumen
Fuel oil
Sasol Oil
In the liquid fuels business, synthetic fuels components are upgraded and marketed together with conventional fuels produced in a refinery from crude oil.
Marketing of products

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

        We divide our operations into the following segments:

South African Energy Cluster

  •
  Sasol Mining.  We mine approximately 40,0 million tons (Mt) of saleable coal per year, mostly for gasification feedstock and utilities coal for our complexes in Secunda and Sasolburg, in South Africa, and export approximately 2,8 Mt of coal annually. Sasol Mining accounted for 2% of our total external segmental turnover in 2012.

  •
  Sasol Gas.  We distribute and market Mozambican-produced natural gas and Secunda-produced methane-rich gas to customers in the Gauteng, Mpumalanga, Free State, North-West and KwaZulu-Natal provinces of South Africa. We also have a 49% interest in Spring Lights Gas (Pty) Ltd., a BEE gas marketing company in Durban, and a 50% interest in Republic of Mozambique Pipeline Investments Company (Pty) Ltd. (Rompco), a company which owns, operates and maintains the 865 km cross-border pipeline that conveys natural gas from the Temane central processing facility in Mozambique to the gas network in South Africa. Sasol Gas accounted for 2% of our total external segmental turnover in 2012.

  •
  Sasol Synfuels.  We operate the world's only commercial coal-based synfuels manufacturing facility at Secunda. We produce synthesis gas through coal gasification and natural gas reforming, using our proprietary technology to convert synthesis gas into synthetic fuel components, chemical feedstock and pipeline gas. Sasol Synfuels accounted for 1% of our total external segmental turnover in 2012.

  •
  Sasol Oil.  We market fuels blended at Secunda and refined through our 63,64% interest in the Sasolburg Natref refinery (South Africa's only inland crude oil refinery). Products include petrol, diesel, jet fuel, illuminating paraffin, liquid petroleum gas (LPG), fuel oils, bitumen, motor and industrial lubricants and sulphur. We have 260 Sasol branded service stations, including five Sasol branded integrated energy centres and 144 Exel service stations in South Africa and export fuels through third parties to several South African Development Community (SADC) countries. Sasol Oil accounted for 39% of our total external segmental turnover in 2012.

  •
  Other.  This segment currently includes costs related to the pre-feasibility study for the potential expansion of our synthetic fuels capacity in South Africa known as Project Mafutha.

International Energy Cluster

  •
  Sasol Synfuels International.  We develop, implement and manage international business ventures based on our proprietary technology, through our GTL and CTL technology, marketing and support subsidiary. SSI's primary focus is on securing opportunities to advance Sasol's GTL and CTL ambitions. SSI accounted for 3% of our total external segmental turnover in 2012.

  •
  Sasol Petroleum International.  We manage our global upstream oil and natural gas interests and activities including exploration, appraisal, development and production. We produce, as operator,

    natural gas and condensate from the onshore Temane and Pande fields in Mozambique, oil in Gabon from the VAALCO Gabon (Etame) Inc. operated offshore Etame, Avouma and Ebouri oilfield cluster and natural gas and condensate from the Talisman operated Farrell Creek and Cypress A unconventional (shale/tight gas) assets in Canada. We hold exploration interests in West and Southern Africa and the Asia Pacific region. We are mandated to pursue upstream exploration opportunities in the regions where we have interests and in other geographic areas, for the exploration and development of gas resources to supply feedstock to potential future Sasol GTL plants. SPI accounted for 1% of our total external segmental turnover in 2012.

Chemical Cluster

  •
  Sasol Polymers.  We operate plants at Sasolburg and Secunda in South Africa and supply ethylene, propylene, polyethylene, polypropylene, polyvinyl chloride, chlor-alkali chemicals and mining reagents to domestic and international customers. We also have joint venture monomer and polymer interests in Malaysia and Iran, and marketing facilities in China and Dubai. Sasol Polymers accounted for 12% of our total external segmental turnover in 2012.

  •
  Sasol Solvents.  We operate plants in South Africa and Germany and supply a diverse range of solvents (ketones and alcohols), co-monomers (hexene and octene), acrylates and associated products. We also have a maleic anhydride joint venture in Germany with Huntsman Corporation. Sasol Solvents accounted for 10% of our total external segmental turnover in 2012.

  •
  Sasol Olefins & Surfactants.  We operate plants in Germany, Italy, the US, the Slovak Republic, China and United Arab Emirates and supply surfactants, linear alkylbenzene, surfactant intermediates, n-paraffins, n-olefins, C6-C22 alcohols, ethylene and other organic intermediates to customers worldwide as well as specialty aluminas, silica aluminas and hydrotalcites. Sasol Olefins & Surfactants accounted for 22% of our total external segmental turnover in 2012.

  •
  Other chemical businesses.  We are involved in a number of other activities in the chemicals industry, both in South Africa and abroad, which, among others, include production and marketing of other chemical products, like waxes, fertilisers and mining explosive products. These activities accounted for 8% of our total external segmental turnover in 2012.

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

        The following tables present our total external turnover after the elimination of inter-segment turnover by business operation and geographic market in accordance with IFRS:

	South African Energy Cluster				International Energy Cluster			Chemical Cluster
2012	Sasol Mining	Sasol Gas	Sasol Synfuels	Sasol Oil	Other	Sasol Synfuels International	Sasol Petroleum International	Sasol Polymers	Sasol Solvents	Sasol Olefins and Surfactants	Other chemicals	Other businesses	Total
	(Rand in millions)
South Africa	25	3 950	963	62 668	—	—	—	8 363	1 455	240	6 408	29	84 101
Rest of Africa	34	17	—	2 958	—	369	155	2 231	191	206	871	7	7 039
Europe	502	—	239	1 174	—	3 968	1 293	1 101	7 168	19 775	3 654	—	38 874
Middle East and India	491	—	1	—	—	844	—	3 019	1 319	341	361	—	6 376
Far East	485	—	—	—	—	—	—	2 316	1 099	2 735	462	—	7 097
North America (incl. Canada)	—	—	46	—	—	—	330	—	3 635	12 824	1 317	—	18 152
South America	—	—	1	—	—	—	—	636	578	652	332	5	2 204
Southeast Asia and Australasia	719	—	18	—	—	1	—	2 286	1 984	271	315	9	5 603

Turnover	2 256	3 967	1 268	66 800	—	5 182	1 778	19 952	17 429	37 044	13 720	50	169 446

	South African Energy Cluster				International Energy Cluster			Chemical Cluster
2011	Sasol Mining	Sasol Gas	Sasol Synfuels	Sasol Oil	Other	Sasol Synfuels International	Sasol Petroleum International	Sasol Polymers	Sasol Solvents	Sasol Olefins and Surfactants	Other chemicals	Other businesses	Total
	(Rand in millions)
South Africa	36	3 159	1 004	51 034	—	—	—	7 614	1 366	262	5 449	6	69 930
Rest of Africa	90	11	—	3 028	—	191	107	2 010	175	206	672	8	6 498
Europe	285	—	149	203	—	2 259	1 034	998	7 011	17 313	3 721	4	32 977
Middle East and India	867	—	4	—	—	1 265	—	2 752	1 409	358	407	4	7 066
Far East	235	—	5	—	—	—	—	1 718	1 229	2 252	311	—	5 750
North America (incl. Canada)	40	—	28	—	—	—	70	—	2 964	9 936	1 237	(1)	14 274
South America	—	—	2	—	—	—	—	575	529	581	337	—	2 024
Southeast Asia and Australasia	476	—	16	—	—	—	—	1 318	1 473	208	420	6	3 917

Turnover	2 029	3 170	1 208	54 265	—	3 715	1 211	16 985	16 156	31 116	12 554	27	142 436

	South African Energy Cluster				International Energy Cluster			Chemical Cluster
2010	Sasol Mining	Sasol Gas	Sasol Synfuels	Sasol Oil	Other	Sasol Synfuels International	Sasol Petroleum International	Sasol Polymers	Sasol Solvents	Sasol Olefins and Surfactants	Other chemicals	Other businesses	Total
	(Rand in millions)
South Africa	55	2 962	541	44 137	—	—	—	7 409	1 136	166	5 350	132	61 888
Rest of Africa	92	12	10	3 016	—	71	48	1 422	155	153	625	11	5 615
Europe	309	12	288	769	—	1 719	868	415	6 307	12 923	3 486	6	27 102
Middle East and India	758	—	10	—	—	492	—	2 265	1 321	295	297	13	5 451
Far East	70	—	8	—	—	—	—	1 613	1 115	1 775	105	—	4 686
North America	—	—	3	6	—	—	—	—	2 941	8 923	1 173	2	13 048
South America	20	—	2	—	—	—	—	148	537	432	304	—	1 443
Southeast Asia and Australasia	392	—	17	4	—	—	—	964	913	107	611	15	3 023

Turnover	1 696	2 986	879	47 932	—	2 282	916	14 236	14 425	24 774	11 951	179	122 256

Our strategy

        Our primary strategic focus is to increase shareholder returns through:

  •
  continuously improving our existing foundation businesses in Southern Africa, Europe, North America, Middle East and Asia;

  •
  commercialising our technology internationally through our accelerated GTL growth strategy and selected CTL opportunities;

  •
  increasing natural gas reserves through exploration and acquisitions that complement our GTL value proposition; and

  •
  pursuing chemical growth opportunities where we possess either a feedstock, technology or market advantage.

        In addition, we are working to develop low carbon electricity as our third major value chain, alongside liquid fuels and chemicals. We are also exploring renewable and lower carbon energy options such as solar power, hydroelectricity and natural gas based opportunities, as well as biofuels and biomass.

        Continuously improving our existing foundation businesses—To drive improved operational performance and improve margins we continue to pursue two corporate-wide initiatives focused upon operations and marketing excellence. These initiatives operate across all Sasol operations and businesses and are a key part of Sasol's strategy to more effectively extract the value of the company's existing integrated asset base, proprietary technology and product portfolio.

        Commercialising and expanding our Fischer-Tropsch GTL and CTL technology growth prospects —We have made further progress in growing our GTL businesses based on the Sasol SPD™ process in natural gas-rich regions. The Sasol SPD™ process allows us to monetise underutilised gas resources by converting them into GTL kerosene, superior quality diesel, naphtha and higher value chemicals in line with global trends towards cleaner fuel and reduced emissions to the environment. We continue to assess various opportunities in a number of countries and, in support of this growth driver, our team of researchers continues to advance our next-generation GTL technology, including our proprietary low-temperature Slurry Phase Fischer-Tropsch reactor and cobalt based catalysts.

        We have chosen to pursue selected CTL growth opportunities, with only the possibility of implementing a CTL project in India still being actively pursued. Following the decision not to proceed with Project Mafutha (a prospective 80 000 bpd CTL project in Limpopo, a province in South Africa), the company has decided to conduct a pre-feasibility study to establish a coal mine, supplying coal to other viable markets in Limpopo.

        The prospects for GTL plants are somewhat more promising, in light of the availability of gas at various locations in the world. Our project in Uzbekistan has entered the FEED phase, which is progressing according to schedule, and is expected to be completed during the second half of the 2013 calendar year. Our feasibility study relating to a project in Canada was completed by the end of June 2012. We are expecting to finalise our assessment of the feasibility study and take the decision of whether or not to proceed to the FEED phase in the second half of the 2012 calendar year. Our partner, Talisman, for internal reasons, has decided that they will not be exercising their right to participate in the FEED phase of the project. A possible integrated GTL and chemicals facility in Louisiana in the US is at the feasibility stage. This study is expected to be completed during the second half of the 2012 calendar year. The decision whether or not to proceed to the FEED phase will be taken thereafter. In addition to these projects, we continue to explore other opportunities for GTL including an expansion of the facility in Qatar.

        In support of this growth driver, our team of researchers continues to advance our next-generation GTL technology, including our proprietary low-temperature Slurry Phase Fischer-Tropsch reactor and cobalt-based catalysts. These improvements are included in the designs for the new facilities as they are released for commercial application.

        Growing our chemicals portfolio—The chemical cluster represents the second leg in Sasol's portfolio, in addition to energy and fuels, and is divided into five business units: Sasol Solvents, Sasol Olefins & Surfactants (Sasol O&S), Sasol Nitro, Sasol Wax and Sasol Polymers. In South Africa, the chemical businesses are closely integrated in, and add substantial value to the Fischer-Tropsch value chain. We operate related chemical businesses in Europe, Middle East, Asia and North America in geographies and industries in which we enjoy either a feedstock, market or technology advantage.

        We are pursuing substantial growth opportunities in our chemicals portfolio through the development of a world-scale cracker facility at Lake Charles in the US and the extraction of greater high value chemical feedstock from our existing and potential future GTL platforms (feasibility stage). With the exception of Sasol Nitro, all of our business units stand to benefit from these developments, allowing Sasol O&S, Sasol Solvents and Sasol Wax, in particular, to enhance their existing positions in selected products through higher value feedstock.

        Outside of these opportunities, our chemical businesses continue to pursue a strategy to improve the operating performance of our existing assets and grow in selected areas of competitive advantage. In this regard, Sasol Solvents is progressing with the construction of the world's first commercial ethylene tetramerisation unit at the Sasol O&S Lake Charles production site in the US. The planned capacity for this facility is 100 000 tons per annum of combined 1-octene and 1-hexene which are co-monomers used in the plastics industry. Sasol O&S and Sasol Wax continue to add value through a focus on improved operational and product margin improvements. These efforts are focused upon creating value from the unique properties of many of the products that arise from Sasol's proprietary chemicals technologies. Sasol Nitro is driving further improvements in operational performance through the commissioning of a new limestone ammonium nitrate (LAN) granulation facility in Secunda, South Africa. We have conducted a review of its activities in Iran and have commenced a process to divest of our Arya Sasol Polymer Company (ASPC) investment. This process could have an effect on the assets and facilities that we hold in Dubai and China.

        Mature and develop upstream hydrocarbon opportunities—We manage global upstream oil and gas interests and activities including exploration, appraisal, development and production. As operator, we produce natural gas and condensate from the onshore Temane and Pande gas fields in Mozambique, oil in Gabon from the VAALCO Gabon (Etame) Inc. operated offshore Etame, Avouma and Ebouri oil field cluster and natural gas and condensate from the Talisman operated Farrell Creek and Cypress A unconventional (shale/tight gas) assets in Canada. We continue our efforts to expand the upstream asset base in order to supply feedstock gas for existing and possible new downstream businesses. For that purpose, we continue to pursue a growth plan to a) maximise production from existing assets; b) expand our exploration portfolio; c) consider acquisition options; and d) investigate unconventional gas opportunities. The acquisition, in 2011, of the Farrell Creek and Cypress A unconventional (shale/tight gas) assets and, in 2012, of the coal bed methane licences in Botswana, has been part of the growth strategy to acquire upstream gas positions to support Sasol's integrated GTL ambitions.

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

        During September 2012, Sasol New Energy invested GBP15 million in the UK-based OXIS Energy as a strategic investment. OXIS Energy has developed next-generation battery technology that offers superior energy density to current lithium-ion batteries, as well as being inherently safer. This is the latest addition to Sasol New Energy's expanding portfolio of new energy technologies.

South African Energy Cluster

Sasol Mining

Nature of the operations and principal activities

        In South Africa, we have three coal mining operations:

  •
  Secunda Mining Complex, consisting of four underground mines (Bosjesspruit, Brandspruit, Middelbult and Syferfontein) at Secunda from which 36,1 Mt of coal (including 4,9 Mt of coal purchased) was supplied to Sasol Synfuels, our primary customer;

  •
  Export Complex (situated in the Secunda Mining Complex), supplied by the Twistdraai mine at Secunda, producing coal for the international market (export coal sales of 2,8 Mt) and local market (coal sales of 0,1 Mt) as well as a secondary product (middlings), of 1,8 Mt, supplied to Sasol Synfuels; and

  •
  Sigma: Mooikraal Mine. The Sigma: Mooikraal mine near Sasolburg was brought into operation to supply utility coal to the group's utility plants in Sasolburg at a rate of about 2,0 Mt a year. It replaced the depleted Mohlolo underground operation and the Wonderwater high-wall operation, which are undergoing final closure and rehabilitation.

        During 2012, total production was 40,0 Mt of coal, compared to 38,6 Mt in the previous year. The 2011 year was a low base for comparison, due to a major planned shutdown at Sasol Synfuels. We have created additional capacity by adding three production sections. Production in the export plant was affected by new geological information relating to the Thubelisha shaft, which has a significant impact on the planned future operation of the mine. This resulted in lower productivity and high costs at certain sections of the Twistdraai colliery. The change in the geological grids at Twistdraai colliery has a negative impact on the product yields for export coal.

Operational statistics

	2012	2011	2010
	(Mt, unless otherwise stated)
Sigma mine	1,9	1,9	2,0
Secunda mines	38,1	36,7	40,6

Total production	40,0	38,6	42,6

Saleable production from all mines(1)	38,4	37,3	41,0
External coal purchases mainly from Anglo Operations	4,9	4,6	4,7

Sales to Sasol Infrachem, Sasolburg	2,0	2,0	1,9
Sales to Sasol Synfuels, Secunda	37,9	37,7	39,3
Additional South African market sales	0,1	0,1	0,1
Export sales (primarily Europe)	2,8	2,8	3,0

Total sales including exports	42,8	42,6	44,3

Production tons per continuous miner (mining production machine) per shift (t/cm/shift)	1 438	1 458	1 535

(1)
Saleable production equals our total production minus discard and includes both product sold and movements in stockpiles.

Principal markets

        We extract and supply coal mainly to our Synfuels and chemical plants under terms and conditions which are determined on an arm's length basis. We export approximately 7% of our production. In 2012, external sales, primarily exports, remained at 2,9 Mt, consistent with 2011. In a volatile currency market, average US dollar export prices achieved decreased by 1%, while the rand weakened by 11% compared with the prior year.

        Marketing opportunities for coal in both the international and domestic utility market continue to be explored. Our exports are currently constrained by our throughput entitlement at the Richards Bay Coal Terminal.

External market opportunities

        International CTL projects.    In support of SSI, we are involved in CTL project studies in India. At this stage, our role is to evaluate the coal feedstock supply in terms of the reserve base, the ability to mine the feedstock, pricing of feedstock, quality requirements of the coal for gasification and safety issues.

        Mafutha Mining project.    We were awarded a prospecting right in respect of the Limpopo West reserves in August 2007. The prospecting right was extended for the maximum period permitted by the Mineral and Petroleum Resources Development Act (Act 28 of 2002) (MPRDA) after its initial term and expired on 2 September 2012. The prospecting right is committed to the Eyesizwe Sasol Waterberg Joint Venture. Exxaro Coal Mpumalanga (previously known as Eyesizwe Coal) and Sasol Mining respectively hold a 51% and 49% participation right in terms of the prospecting joint venture agreement. It was the intent of the joint venture to exploit this coal resource mainly for a CTL market, i.e. Project Mafutha. During late 2010, work on Project Mafutha was suspended. In view of the government's National Development Plan relating to the Waterberg coal resource area, which was communicated in December 2011, the GEC requested in January 2012 that Sasol Mining investigate options to exploit possible future business opportunities relating to the Limpopo West reserves independent of the CTL market. Based on the outcome of study results completed in May 2012, Sasol Mining submitted a mining right application on behalf of the Eyesizwe Sasol Waterberg Joint Venture in August 2012. It is planned to complete a feasibility study by December 2012, with subsequent project studies to follow in the 2013 calendar year.

Seasonality

        The demand for coal by our synfuels and chemical plants is consistent throughout the year. The export coal demand is consistent, mainly in Europe and Asia. Even though the demand for coal is seasonal in certain regions, our sales are planned to ensure even shipment of coal throughout the year.

Marketing channels

        We make use of both a direct and an agency sales model as the chosen channels to market our products to third parties. There are a limited number of agents representing Sasol Mining in their specific geographic markets. These agents operate on a commission basis and are authorised to act as intermediaries only with the aim of promoting our product and providing after-sales service. All sales require approval by Sasol Mining before they may be concluded with the customer.

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

Property, plants and equipment

        Sasol Mining operates six mines for the supply of coal to Sasol Synfuels, Sasol Infrachem (utility coal only) and the external market. The annual production of each mine, the primary market to which it supplies coal and the location of each mine are indicated in the table below:

			Production (Mt)
Mine	Market	Location	2012	2011	2010
Bosjesspruit	Sasol Synfuels	Secunda	7,3	6,8	7,6
Brandspruit	Sasol Synfuels	Secunda	7,1	6,5	8,0
Middelbult	Sasol Synfuels	Secunda	7,4	7,6	8,5
Syferfontein	Sasol Synfuels	Secunda	10,0	9,7	9,9
Twistdraai	Export/Sasol Synfuels(1)	Secunda	6,3	6,1	6,6
Sigma : Mooikraal	Sasol Infrachem	Sasolburg	1,9	1,9	2,0

			40,0	38,6	42,6

(1)
The secondary product from the export beneficiation plant is supplied to Sasol Synfuels.

        Some of our mines are approaching the end of their useful lives and we are developing new mines and shafts to sustain consistent supply. During April 2010, we started with shaft sinking operations of Twistdraai colliery's new Thubelisha Shaft. Unforeseen dolerite intrusions and a substantial "burnt coal area" have resulted in delays of the underground development until August 2013. This delay will, however, not impact on delivery to the market as the main surface facilities and overland conveyer system was completed and is in operation from 2012. Approval for the construction of the Impumelelo colliery, which will replace the ageing Brandspruit mine, was obtained in November 2010. Shaft sinking at the new Impumelelo colliery started in August 2011 and is progressing as planned. Shaft sinking activities are in progress on three shafts (man/material, ventilation and incline shafts). The ventilation shaft is planned to reach the coal seam in the first half of the 2013 calendar year. Construction activities are scheduled to be completed to accept the first production section from Brandspruit by the second half of the 2014 calendar year.

        Construction work at the Shondoni colliery, which will replace the current Middelbult mine production, started during February 2012. This colliery is planned to come into operation in the second half of the 2015 calendar year.

Coal handling facility—Sasol Coal Supply (SCS)

        SCS at Secunda is responsible for the conveyance of coal from the mine mouth to a stock holding facility. Coal from the different mines are blended in order to homogenise the product that is then conveyed to Sasol Synfuels as required.

Beneficiation plant

        A coal beneficiation plant is operated at Secunda to enable us to supply export quality coal for the international market. The design throughput of the plant is 10,5 Mt per annum. The plant feedstock is supplied by Twistdraai mine via overland conveyor belts of approximately 20 km in length. The new Twistdraai Thubelisha shaft conveyor, which is approximately 17 km in length, will replace the current conveyor system over the next few years.

Sasol Gas

Nature of the operations and its principal activities

        Established in 1964, originally as the South African Gas Distribution Corporation Limited (Gascor), Sasol Gas operates and maintains an approximately 2 500 km pipeline network in South Africa and Mozambique. Sasol Gas is a shareholder in Rompco and Spring Lights Gas (Pty) Ltd. (Spring Lights Gas).

        As part of the Natural Gas Project for the development, production and transportation of natural gas from Mozambique, Rompco was established as the owner of the Mozambique to Secunda gas transmission pipeline (MSP).

        Initially, Rompco was a wholly owned subsidiary of Sasol Gas Holdings. Pursuant to the Rompco Shareholders' Agreement, the South African and Mozambican governments' nominated shareholders, namely the South African Gas Development Company (Pty) Ltd. (iGas) and Companhia de Moçambicana de Gasoduto, S.A.R.L (CMG), were afforded a deferred option to purchase in aggregate up to 50% of the shareholding in Rompco. With effect from 1 July 2005, iGas exercised its option to purchase 25% of the shares in Rompco. CMG exercised its option with effect from 2 August 2006. The shareholding by government nominated entities positively impacted the political risk profile of the investment in Rompco and the MSP.

        As part of Sasol Gas's commitment to broad-based BEE, Sasol Gas formed a joint venture company, Spring Lights Gas, with Coal Energy and Power Resources Limited (CEPR), in 2002 to which it sold a portion of its marketing business in KwaZulu-Natal, a province in South Africa. CEPR has sold its 51% share in Spring Lights Gas to another broad-based BEE consortium, Kwande Ziko in 2012. Spring Lights Gas has realised substantial growth in the market since its inception.

        Since 1996, Sasol Gas has been using the Lilly pipeline owned by Transnet SOC Limited (Transnet), operated by its division Transnet Pipelines, for the transportation of gas to the KwaZulu-Natal market. During 2005, we renewed the gas transportation agreement with Transnet Pipelines to continue to use the pipeline for a duration of 17 years (until 2022), with an option to extend the agreement.

        In 2011, Sasol Gas commenced a project to construct the R1,6 billion Gauteng Network Pipeline (GNP). This project entails the construction of a 156 km, 26 inch gas transmission pipeline between Secunda and Sasolburg, South Africa. It is anticipated that this facility will be commissioned during the first half of the 2013 calendar year.

Principal markets

        Sasol Gas markets methane-rich gas, produced by Sasol Synfuels and natural gas produced from gas fields in Mozambique. In the energy market, pipeline gas competes with crude oil-derived products, electricity and coal in various industries, such as ceramics, glass, metal, manufacturing, chemical, food and pulp and paper.

        The pipeline gas segment makes up a small part of the overall energy industry in South Africa. The market has grown as a result of the introduction of natural gas from Mozambique since 2004. The current supply of 152,7 mega gigajoule per annum (MGJ/a) of pipeline gas increased from 148,2 MGJ/a in 2011. Compared to developed countries, in the short- to medium-term, South Africa is a small consumer of natural gas as a percentage of its total energy requirements. However, there is the opportunity to increase sales of environmentally preferred natural gas. Environmental and technological trends together with new environmental legislation are expected to entice customers to convert to gas as a substitute for environmentally less desirable energy sources. During 2012, natural gas volumes sold were 129,8 mega gigajoule (MGJ) compared to 125,8 MGJ in 2011. Methane rich gas volumes sold were 22,6 MGJ in 2012 compared to 24,4 MGJ in 2011.

        Sasol Gas supplies 61,8 MGJ/a of gas to approximately 550 industrial and commercial customers in the South African provinces of Mpumalanga, Gauteng, KwaZulu-Natal, North-West and the Free State. Besides marketing pipeline gas to these customers, natural gas is also supplied as feedstock to Sasol's facilities in Sasolburg and Secunda.

Seasonality

        The total South African demand for gas is consistent throughout the year and is generally not subject to seasonal fluctuations due to moderate temperature variances between seasons and the absence of a significant domestic market.

Raw materials

        The natural gas purchased in Mozambique, from an un-incorporated joint venture (UJV), consisting of Sasol Petroleum Temane Limitada (SPT), a subsidiary of Sasol Petroleum International, International Finance Corporation (IFC) and Companhia Moçambicana de Hidrocarbonetos, S.A.R.L (CMH), is transported by Rompco to Secunda in South Africa. Methane-rich gas is purchased from the Sasol Synfuels facility in Secunda. The UJV has been supplying Sasol Gas with natural gas since 2004 and Sasol Synfuels has been supplying methane-rich gas to Sasol Gas since 1994.

Marketing channels

        Approximately 98% of the products produced by Sasol Gas are sold to end-use industrial customers by our own sales and marketing personnel. We also supply a small number of traders and reticulators who sell the gas to their own customers.

Factors on which the business is dependent

Licences and regulations

        We have obtained, from the National Energy Regulator of South Africa (NERSA), the necessary licences required in terms of the Gas Act to operate our gas transmission and distribution facilities and to engage in our trading activities. As and when expansion of our distribution and transmission facilities is required we apply for the required construction licences from NERSA. Sasol Gas prices its gas in terms of the Market Value Pricing methodology, as set out in the Regulatory Agreement with the South African government. This pricing dispensation expires in March 2014. Sasol Gas is currently developing a new pricing mechanism that will apply from March 2014.

        Refer to Item 4B "Business overview—Regulation of pipeline gas activities in South Africa" for additional information.

Property, plants and equipment

        The MSP natural gas transmission pipeline owned by Rompco is a 26 inch carbon steel underground pipeline of 865 km. The pipeline starts from the natural gas central processing facility (CPF) at Temane in Mozambique and ends at the pressure protection station (PPS) in Secunda. The instantaneous capacity of the pipeline is 136 MGJ/a, with an annual average of 120 MGJ/a without any additional compression along the pipeline. In 2010, Rompco commissioned its first compressor station near Komatipoort in South Africa. This facility supplies midpoint compression and enables the pipeline to increase gas transportation up to a nominal annual average of 166 MGJ/a, with an instantaneous pipeline capacity in excess of 170 MGJ/a.

        The inland transmission network of Gauteng is fed from the PPS at Nigel. The network is operated at a maximum pressure of 3 550 kPa and the capacity of the transmission network is approximately 89 MGJ/a. These pipelines supply various low pressure distribution areas as well as some customers directly. Where these lines enter into various distribution areas, a pressure reduction station reduces the pressure to 625 kPa. The southern part of the inland network ends in Sasolburg.

        The Secunda, Witbank and Middelburg distribution network receives methane-rich gas from Sasol Synfuels. The maximum operating pressure for this pipeline is 3 000 kPa and the capacity of the network is approximately 10 MGJ/a. Methane-rich gas, similar to that which is supplied to Witbank and Middelburg, is compressed and fed into the Transnet Pipelines transmission pipeline to supply our customers in the KwaZulu-Natal province. The maximum operating pressure for this transmission pipeline is 5 300 kPa and the capacity of the network is approximately 21 MGJ/a.

Sasol Synfuels

Nature of the operations and principal activities

        Sasol Synfuels, based in Secunda, operates a coal and gas based synthetic fuels manufacturing facility. We produce syngas primarily from low-grade coal with a smaller portion of feedstock being natural gas. The process uses advanced high temperature Fischer-Tropsch technology to convert syngas into a range of synthetic fuel components, as well as industrial pipeline gas and chemical feedstock. Feedstreams are produced that are used for the production of chemical and polymer building blocks, including ethylene, propylene, ammonia, phenols, alcohols and ketones. We operate the world's largest oxygen production facilities (according to Air Liquide, the French industrial gas company), currently consisting of 16 units.

        The Sasol Natural Gas Growth Project (SNGGP) phase 1(a) was approved by the Sasol Limited board during March 2010. The total approved amount of R13,2 billion, consists of capital and feasibility funds. This investment will result in an increase in production of approximately 3,2% on a sustainable basis as well as additional electricity generation from gas turbines. Sasol Synfuels has incurred total costs of R10,5 billion to 30 June 2012. This was in respect of the SNGGP phase 1(a), including R641 million for pre-feasibility and feasibility studies. On the clean fuel specification programme phase 1(b), an amount of R358 million has been approved for feasibility studies and basic development, with a total expected capital investment of R5,1 billion. The core scope of phase 1(b) is to address expected future fuel specification changes. Future related projects and growth opportunities will be considered.

Principal markets

        Sasol Synfuels sells fuel components and heavy fuel oils to Sasol Oil, and methane-rich gas is sold to Sasol Gas. Chemical feedstocks are sold to the chemical divisions of Sasol and its joint venture partners, including Merisol. Such feedstocks are processed and marketed for a wide range of applications locally and abroad. Ammonia and sulphur are sold to the fertiliser and explosives industries.

Raw materials

        The main feedstock components used by Sasol Synfuels in the production process are low grade coal obtained from Sasol Mining and natural gas obtained from Sasol Gas. Prices of low grade coal are determined with using an arms length pricing mechanism for Sasol Mining, while the price of natural gas is determined by the international price of Brent crude oil, the rand /US dollar exchange rate as well as the South African Producer Price Index.

Marketing channels

        The bulk of our products are sold to other Sasol business units. A very small volume of carbon products are directly marketed to clients locally and abroad, via commercial distribution channels. Sasol Infrachem acts as a marketing agent for the selling of ammonia mainly to the South African fertiliser industry.

Property, plants and equipment

  Specific product volumes

	2012	2011	2010
	(Mt)
Total production volumes	7,2	7,1	7,4

	2012	2011	2010
	(% of total production)
Liquid and gaseous fuels	59	60	62
Petrochemical feedstock	32	32	29
Nitrogenous and other feedstock for fertilisers and explosives	7	6	7
Carbon, tar and other products	2	2	2

        Sasol Synfuels is continuing the development of an operations excellence approach suitable for Sasol Synfuels' manufacturing activities. Greater energy efficiency is also being pursued through new programmes aimed at reducing overall unit cost, improving environmental performance and assuring the reliability of electricity supply. Sasol Synfuels has completed the construction of a 200 megawatt power-generation plant at Secunda. Beneficial operation for the gas turbine plants were achieved during July 2010. This facility was commissioned on natural gas but will eventually use waste-gas streams as an energy source to reduce costs and reduce negative environmental impact as well as achieve overall improved site energy efficiency. Subsequently, a 68 megawatt heat recovery steam generator system (HRSG), which further increases the electricity generation capacity of Sasol Synfuels, was commissioned during 2012. The total cost incurred for the system was R740 million.

        Sasol Synfuels was faced with numerous challenges with regards to stable plant operations during the first half of the 2012 year. Despite these challenges, plant integrity and reliability were restored from November 2011 resulting in improved production volumes during the second half of 2012. Sasol Synfuels embarked on a plant restoration drive in order to ensure sustainable plant operations. The operations excellence programme is aimed at further improving long-term plant reliability and stability.

        Sasol Synfuels continues to advance a series of major environmental projects as part of a wider group initiative in South Africa to reduce our environmental footprint and enhance operational efficiency.

        Sasol Synfuels are also focusing on opportunities to reduce volumes of low-level volatile organic compounds (VOCs), as well as emissions of sulphur oxides (SOx) and oxides of nitrogen (NOx). These projects are in various development phases. The volatile organic compounds abatement project was approved in stages, with final approval given during November 2009. The total amount approved for the project is R1,9 billion.

        Sasol Synfuels has approved an amount of R5,6 billion for environmental projects to date. This amount includes spending on black product remediation, rehabilitation of the waste ash site, dolomite pits, the reduction of VOC emissions, the sulphuric acid plant and the coal tar filtration project. As 30 June 2012, the total expenditure to date on these projects amounted to R2,2 billion, with the remaining R3,4 billion to be spent in the future.

        In March 2010, capital expenditure amounting to R1,4 billion was approved by the Sasol Limited board to install an additional reformer (17th) in order to acquire additional reforming capacity. The reforming gas improvement project reached beneficial operation in May 2012.

        In March 2010, the Sasol Limited board approved a total amount of R1,9 billion for the Sasol Fixed Bed Dry Bottom Gasifiers project. Two of four new gasifiers were commissioned successfully during April 2012 and June 2012, respectively.

        The Sasol Limited board also approved an additional R1,0 billion for the replacement of tar tanks and separators during March 2012. This will ensure that the production capacity of the Secunda complex is maintained. The total amount approved for the project is R2,0 billion.

Sasol Oil

Nature of the operations and principal activities

        Sasol Oil encompasses the established liquid fuels, bitumen, heating fuels and lubricants marketing activities of Sasol through our wholesale, commercial and retailing interests, featuring both the Sasol and the Exel brands. Operations include fuel blending and storage facilities at our Secunda operations to turn fuel components procured from Sasol Synfuels into market ready products. Sasol Oil is also responsible for crude oil procurement, shipping and the subsequent refining of crude oil through our majority shareholder interest in the Natref refinery in Sasolburg. Final product is supplied to and traded with, other licenced wholesalers operating in Southern Africa. Products include petrol, diesel, jet fuel, illuminating paraffin, LPG, fuel oils, bitumen, motor and industrial lubricants and sulphur.

  Liquid fuels marketed

	2012	2011	2010
	(million m3)
Total liquid fuel sales	9,57	10,54	10,55
Total liquid fuel sales (exported)	0,36	0,49	0,59

Principal markets

        Sasol Oil's fuel production is primarily located in South Africa's industrial heartland, where an estimated 58% of the country's petrol and diesel is consumed. Our full production of approximately 8,13 million m3 of white products per year is insufficient to supply this market. The balance of the market is supplied from coastal refineries and imports, transported via road and rail tankers and Transnet's pipelines. Limited volumes of white products are exported overland to neighbouring countries.

Seasonality

        The total South African demand for road transportation fuels is fairly consistent throughout the year. Slightly higher demand for petrol is evident during the December summer holiday period and diesel demand tends to peak during October, the summer grain planting season. Diesel demand weakens during the December holiday period in line with reduced construction activities. The demand for fuel oil and gases tends to increase in the winter season and weaken in summer. Demand during the first quarter of the calendar year is generally weaker than the annual average.

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

        During 2012, international diesel crack spreads have shown signs of recovery after the global economic recession. Petrol crack spreads have shown seasonal improvements. Petrol margins are, however, expected to remain under pressure due to weak demand and an increase in ethanol blending in the US. Geopolitical instability and excess refining capacity have replaced seasonality and fundamental demands as primary drivers for refining margins.

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

  •
  Crude oil

    Natref historically obtained approximately 50% of its crude oil requirements from the Middle East (of the purchases from the Middle East approximately 12 000 bpd of crude oil was purchased from Naftiran Intertrade Company Limited of Iran and approximately 20 000 bpd of crude oil was purchased from Saudi Arabia) through crude oil term contracts. Purchases from Iran were terminated during February 2012. Replacement for the Iranian crude oil supply is being sourced from Saudi Arabia and the spot market. The balance, representing the other 50% of the requirement, is purchased on the spot market from West Africa and other sources. Volatility in crude oil prices has increased since the late 1990's as result of international supply/demand dynamics and geo-politics. Crude oil prices have been trading in a range of US$88,69/bbl to US$128,14/bbl in 2012, with fundamentals pushing prices towards the lower end of the price band, and geopolitical tensions relating to Iran supporting prices at the high end of the spectrum.

    Crude oil is landed at Durban, South Africa, and transferred to the refinery by a 583 km pipeline owned and operated by Transnet Pipelines, a subsidiary of Transnet Limited, which is a state-owned multi-modal transport company.

  •
  Lubricant base oils

    Sasol Oil owns a portion (40%) of the ESA Lubricants Blending facility of Island View in Durban. The plant is managed by Engen Petroleum and blends automotive and industrial lubricants to Sasol Oil specifications. Base oils are predominantly procured locally.

Marketing channels

        Sasol Oil's marketing effort can be divided into four main areas namely sales to licenced wholesalers, direct marketing (retail and commercial markets) in South Africa, direct marketing in other African countries, as well as overland exports into Africa.

  •
  Licenced wholesalers

    Sasol Oil is predominantly a bulk supplier to licenced wholesalers. Multi- national oil companies with their own South African refining capacity, namely, BP, Engen Petroleum (Engen), Royal Dutch Shell (Shell), Chevron and Total South Africa (Total), rely on Sasol to supply a part of their local marketing requirements. Another new type of licenced wholesaler, referred to as a non-refining wholesaler, has emerged over the past few years. Non-refining wholesalers tend to compete mainly in the commercial market with oil companies.

    Individual agreements that vary in terms of duration, volume, and modes of delivery, regulate the relationship between Sasol and its licenced wholesale customers. The agreed product slates reflect Sasol Oil's production slate to aid efficient and reliable supply. Product is imported to cover planned and unplanned refinery outages to ensure that supply commitments are met.

  •
  Direct markets (retail, commercial, lubricants, aviation fuel, fuel oil and bitumen)

    We believe that independent access to retail and commercial markets have strategic, competitive and growth opportunities, and we intend to improve our position in the South African fuels market in this respect. Sasol Oil entered the South African retail market on 1 January 2004 with Sasol- and Exel-branded retail convenience centres. Currently our network consists of 404 service stations, including five Sasol branded integrated energy centres, across South Africa. Sasol's current national retail market share is estimated at 9,8%. We have commenced with a process to phase out the Exel brand and to convert existing retail convenience centres to the Sasol brand. New site development is progressing, although slower than anticipated, due to, amongst other things, a challenging regulatory environment.

    Lubricants are marketed to targeted industrial market segments and motorists via our retail network. Efficient supply logistics are essential to operate a competitive business model. Extensive effort has been put into designing and implementing a supply chain that is comparable with international benchmarks.

    In 2009, we acquired the remaining 49,9% of Exelem Aviation (Pty) Ltd. The business is now trading as Sasol Aviation (Pty) Ltd. (Sasol Aviation). Sasol Aviation focuses on jet fuel marketing at South Africa's premier airport, OR Tambo International Airport in Johannesburg, but also services other inland airports. Sasol Aviation is part of an operating consortium at OR Tambo International and its market share at the airport is approximately 8%.

    The fuel oil business provides a remarkably diverse range of heating fuels and applications to industrial and mining customers. The Natref refinery is situated 670 km from the coast. The resultant lack of a bunker fuels market makes this business unit crucial to ensure sale of heavy fuels to assist in smooth refining operations at Natref.

    Base bitumen is wholesaled by Sasol Oil, while Tosas Holdings (Pty) Ltd., a wholly owned subsidiary, markets value-added bitumen and applies it through construction teams.

  •
  Africa marketing

    Lesotho and Swaziland are in the natural supply area of Sasol Oil's production facilities. Exel Lesotho and Exel Swaziland, wholly owned subsidiaries of Sasol Oil, acquired the marketing assets of BP in Lesotho and Swaziland in 2006 and 2007, respectively. Exel Lesotho is the marketing leader in Lesotho, with a 40% market share, and Exel Swaziland currently has 8,5% market share in Swaziland.

    Sasol Oil holds a 49% interest in Petromoc e Sasol Sarl (PeSS), which is a joint venture with the Mozambican national state oil company, Petromoc. PeSS operates a network of 8 retail convenience centres and has 47 commercial customers. PeSS has an 8,0% share of the petrol and diesel market in Mozambique. Petrol, diesel, illuminating paraffin and lubricants are marketed through PeSS.

  •
  Trading exports (Africa Overland)

    Export sales to other African countries are effected at the refinery gate, as Sasol Oil has no marketing assets in these countries. Volumes available for export to these markets are limited as a result of significant demand growth in South Africa.

Factors on which the business is dependent

        Activities across the value chain, including manufacturing, wholesaling and retailing, are regulated through a licensing regime. Retail pump prices of petrol, the maximum refining gate price of LPG, the maximum cylinder retail price for LPG, and a maximum single national retail price of unpacked illuminating kerosene are regulated by the Petroleum Controller under the Petroleum Products Act, 1977.

        An activity specific licensing regime for the South African oil industry was introduced during 2006. Manufacturing, wholesaling and retailing of petroleum products may only be conducted once a licence has been issued by the Petroleum Controller under the Petroleum Products Act, 1977. Onerous application requirements and a lengthy licensing process may hamper the development of retail convenience centres in future. Refer to Item 4B "Business overview—Regulation of petroleum-related activities in South Africa" for additional information.

        NERSA, under the Petroleum Pipelines Act, sets tariffs for petroleum pipelines and approves tariffs for third party access to storage and marine loading facilities. This act grants NERSA limited discretion when applying its pricing methodologies to set tariffs, which may affect some competitors, because of different market and production locations. Sasol utilises Transnet's fuel pipeline services to transport crude oil from Durban to its Natref refinery in Sasolburg, and to transport fuel products from Natref, the Secunda tank farm and from Durban to various destinations in the South African inland. In April each year, Transnet's pipeline tariffs are adjusted. Since April 2011, pipeline tariffs from the injection points in Durban, up to the final destination in the inland, have been set equal, even though routes and costs may differ.

Property, plants and equipment

  Natref refinery operational statistics(1)

	2012	2011	2010
Crude oil processed (million m3)	3,3	3,7	3,3
White product yield (% of raw material)	89,2	89,9	89,7
Total product yield (%)	98,2	97,4	99,1

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

        Under the terms of an agreement concluded between Total and Sasol, Total has the option to purchase up to 13,64% of the ordinary shares in Natref from Sasol at fair market value upon the occurrence of certain events. Since December 2003, Total has had two opportunities to increase its shareholding in Natref to 50%, the first being the termination of the Main Supply Agreements and the second the proposed transaction between Sasol and PETRONAS, which was subsequently prohibited by the South African Competition Tribunal. On both occasions Total decided not to exercise its option to increase its shareholding in Natref.

        During the 2005 upgrade to meet new fuel specifications, Natref's throughput was reduced by 11%. A decision has been made that capacity will not be increased in the foreseeable future. South African fuel specifications continue to evolve with international trends and it is expected that substantial additional investment of approximately R8,3 billion will be required between 2014 and 2017 to meet these more stringent specifications. Construction of a pipeline to integrate Sasol Synfuels and Natref has been completed and the pipeline will be fully operational by October 2012. This will facilitate and optimise the production of new specification fuels by both plants.

        During 2012, the overall refinery availability amounted to 93%, mainly due to planned and unplanned shutdowns. Improved planned maintenance strategies resulted in lower unplanned down time.

International Energy Cluster

Sasol Synfuels International

Nature of operations and principal activities

        Based in Johannesburg and formed in 1997, Sasol Synfuels International (Pty) Ltd. (SSI), our GTL and CTL technology marketing and support subsidiary, is responsible for developing, implementing and managing international business ventures based on our proprietary technology. SSI's primary focus is on securing opportunities to advance our GTL and CTL ambitions.

        The catalyst business forms a part of SSI, and is an integral component of the Sasol Fischer-Tropsch (FT) value chain and aims to provide security of supply of quality competitive FT catalyst to the current and future GTL and CTL ventures. To support our current GTL projects, we use three 680 tons per annum cobalt catalyst manufacturing units, with two units situated in De Meern, in The Netherlands, operated and owned by BASF, and a third at our Sasolburg site, operated and owned by Sasol Cobalt Catalyst Manufacturing (Pty) Ltd. (SCCM), a wholly owned subsidiary of SSI.

The Sasol SPD™ process

        Based on our long and extensive experience in the commercial application of Fischer-Tropsch technology, we have successfully developed the Fischer-Tropsch- based Sasol SPD™ process for converting natural gas into high-quality, environment-friendly GTL diesel, GTL kerosene and other liquid hydrocarbons. The SPD™ process consists of three main steps, each of which is commercially proven. These include:

  •
  the Haldor Topsøe reforming technology, which converts natural gas and oxygen into syngas;

  •
  our Slurry Phase Fischer-Tropsch technology, which converts syngas into hydrocarbons; and

  •
  the Chevron Isocracking™ technology, which converts hydrocarbons into particular products, mainly diesel, naphtha and LPG.

        Currently we believe, based on our knowledge of the industry and publicly available information, that on a worldwide basis we have the most extensive experience in the application of Fischer-Tropsch technology on a commercial scale. Given the increasing discovery of extensive natural gas reserves, our Sasol SPD™ process can be applied with significant commercial advantages in various parts of the world. As a consequence, our technology has evoked interest from countries and companies with extensive natural gas reserves as an appealing alternative for commercialising these reserves. We have been actively promoting our Sasol SPD™ technology and are examining opportunities with a view to commercial application for new GTL and CTL plants.

        The Sasol SPD™ process converts natural gas into diesel and other liquid hydrocarbons, which are generally more environmentally friendly and of higher quality and performance compared to the equivalent crude oil-derived products. In view of product specifications gradually becoming more stringent, especially with respect to emissions, we believe that the option of environmentally friendly

GTL and CTL fuels will become increasingly appealing. GTL and CTL diesel can be used with optimised engines for best performance, although it can also be utilised with current compression ignition engines. GTL diesel is currently used as a cost-competitive blend stock for conventional diesels, thereby enabling conventional diesel producers to improve the quality and capacity of their product without investing substantially in sophisticated new plants and infrastructure. We anticipate that the combined factors of GTL and CTL diesel's superior characteristics and the prevailing market conditions in developed economies will enable GTL and CTL diesel to command premium prices for either niche applications or as a blend stock for upgrading lower-specification products. The construction of GTL/CTL facilities and the production of GTL/CTL fuels require significant capital investment.

GTL and CTL developments utilising the Sasol SPD™ process

        SSI is successfully progressing GTL projects in Canada (feasibility), the US (feasibility), Uzbekistan (front end engineering and design) and Nigeria (execution) and has achieved stable operations at ORYX GTL, in Qatar. SSI is also involved in the pre-feasibility stage for its CTL project in India. For further details on these projects, see "Item 4.A-History and development of the company".

Principal markets

        The bulk of the ultra-low sulphur GTL diesel produced at ORYX GTL is sold as a blend stock with middle distillate product streams derived from conventional oil refining to produce on-specification automotive diesel. The GTL naphtha produced at ORYX GTL is sold to naphtha crackers that produce olefins such as ethylene.

        The FT catalyst is currently principally sold to Sasol's GTL operations, in particular ORYX GTL in Qatar.

Seasonality

        GTL product prices reflect the seasonal behaviour of global petroleum product markets.

        Catalyst demand is fairly stable but is driven by higher oil prices if the GTL plant owner decides to increase diesel output to maximise profits.

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

        Ethanol, wax, ammonia, as well as precious and transition metals, are key input materials required to produce FT catalyst, although customers provide the precious metals. These inputs are commodities and prices will therefore be market dependent.

Marketing channels

        The diesel produced by ORYX GTL is marketed by Sasol Synfuels International Marketing Limited (SSIM), under a marketing agency agreement, whereas the GTL naphtha and LPG are sold by Qatar International Petroleum Marketing Company Limited (Tasweeq).

Factors on which the business is dependent

Technology

        SSI is dependant on the successful integration of various technologies also referred to in the description of the Sasol SPD™ process. The continuous improvement of our cobalt catalyst performance is also key.

        SCCM licences the catalyst manufacturing technology from Sasol Technology and BASF, and is dependent on catalyst technology development to improve its product offering.

Feedstock

        The growth of the SSI business depends on the availability of competitively priced natural gas or coal reserves.

Remaining cost competitive

        Working closely with Sasol Technology's Fischer-Tropsch process innovation teams at Sasolburg and Johannesburg, we are involved in an ongoing programme aimed at further improving competitiveness by lowering the capital and operating costs of future GTL and CTL plants. There is also a continued focus to reduce the total cost and increase the efficiency of the cobalt catalyst used in the process through improvement of the performance and total value chain of the catalyst supplied.

GTL and CTL ventures

        SCCM follows a demand-supply approach, where new customer demand drives catalyst production and plant capacity. Therefore, the presence of GTL and CTL demand is key to the catalyst business sustainability.

Property, plants and equipment

  Production capacity at 30 June 2012

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

Sasol Petroleum International

Nature of the operations and its principal activities

        In 1995, we founded Sasol Petroleum International (Pty) Ltd. (SPI) to undertake oil and gas exploration and production in selected high potential areas in West and Southern Africa. Since then, we have expanded our portfolio and currently hold equity in producing assets with proved natural oil and gas reserves in Mozambique, Gabon and Canada and exploration interests in West and Southern Africa, and the Asia Pacific region. In Mozambique, we produce natural gas and condensate from the onshore Temane and Pande fields. Gas production from the Temane field commenced in 2004 and from the Pande field in 2009. In Gabon, oil production from the VAALCO Gabon (Etame) Inc. operated offshore Etame field commenced in 2002, followed by production in 2007 and 2009 from the associated Avouma and Ebouri fields. In 2011, SPI acquired equity in the Talisman Energy Inc. operated Farrell Creek and Cypress A unconventional (shale/tight gas) producing assets in Canada.

Principal markets and marketing channels

Mozambican production

        Gas produced under the Pande-Temane Petroleum Production Agreement (PPA), other than royalty gas that is provided to the Mozambican government, is sold to Sasol Gas and to Aggreko Mocambique Limitada. The gas sold to Sasol Gas under long-term sales agreements, is exported for marketing in South Africa and for use as part of the feedstock for our chemical and synthetic fuel operations in Secunda and Sasolburg. The gas sold to Aggreko Mocambique Limitada under a short-term sales agreement, executed in 2012, is for power generation in Mozambique.

        The natural gas condensate produced is currently sold at the gas processing plant under a long-term sales agreement to Temane Trading, a joint venture between Petromoc and Trafigura. The condensate is trucked to Beira, Mozambique, by the buyer for export via the port of Beira to offshore markets.

Gabon production

        Oil production from the Etame Marin Permit operations is sold internationally on the open market. An annual sales contract is typically entered into for the sale of the Etame Marin Permit oil based on a competitive bidding process and sales prices are linked to international oil prices.

Canada production

        Gas production from the unconventional Farrell Creek and Cypress A (shale/tight gas) assets is sold by the Talisman Sasol Montney Partnership, under a long-term marketing agreement with Talisman Energy Canada, into the North American gas market. Pricing is based on the daily realised spot market prices less transportation and marketing fees, in accordance with the terms of the marketing agreement with Talisman. The condensate is sold under the same marketing agreement.

Property, plants and equipment

Mozambican production

        In Mozambique natural gas and condensate is produced from the Pande-Temane PPA asset operated by Sasol Petroleum Temane Limitada, a subsidiary of SPI. Production is from the Temane and Pande fields via a central processing facility (CPF) located some 700 km north of the Mozambican capital, Maputo.

  Production capacity at 30 June 2012

Plant description	Location	Design capacity(1)(2)
CPF	Pande-Temane PPA	183 MGJ/a gas

(1)
Includes our attributable share of the production capacity of proportionately consolidated investees.

(2)
Nameplate capacity represents the total saleable production capacity. Due to the integrated nature of these facilities, the requirement for regular statutory maintenance shutdowns and market conditions, actual saleable volumes will be less than the nameplate capacity.

Gabon production

        In Gabon, oil is produced from the Etame Marin Permit asset which is operated by VAALCO Gabon (Etame) Inc. Production is from the Etame field is via subsea wells and through a floating production, storage and off-loading (FPSO) vessel which is moored offshore at the field location.

Production from the Avouma and Ebouri fields is via minimum facilities fixed platforms which is tied back by pipelines to the Etame FPSO.

  Production capacity at 30 June 2012

Plant description	Location	Design capacity(1)(2)
FPSO	Etame Marin Permit	25 000 bbl/day oil

(1)
Production capacity of 100% of the joint venture. The joint venture leases the FPSO vessel from a third party.

(2)
Nameplate capacity represents the total saleable production capacity. Due to the integrated nature of these facilities, the requirement for regular statutory maintenance shutdowns and market conditions, actual saleable volumes will be less than the nameplate capacity.

Canada production

        In Canada, natural gas and condensate are produced from the unconventional (shale/tight gas) Farrell Creek and Cypress A assets, which are operated by Talisman. Production is via a number of field production wells, gathering lines and processing facilities located in British Columbia, Canada.

  Production capacity at 30 June 2012

Plant description	Location	Design capacity(1)(2)
Processing Facilities	Farrell Creek and Cypress A, Montney Basin, British Columbia, Canada	320 million standard cubic feet per day (MMscf/day) gas

(1)
Includes our attributable share of the production capacity of proportionately consolidated investees.

(2)
Nameplate capacity represents the total saleable production capacity. Due to the integrated nature of these facilities, the requirement for regular statutory maintenance shutdowns and market conditions, actual saleable volumes will be less than the nameplate capacity.

Chemical Cluster

Sasol Polymers

        Our polymer-related activities are managed in two separate entities, Sasol Polymers, a division of Sasol Chemical Industries Limited, and Sasol Polymers International Investments (Pty) Ltd. (SPII), a subsidiary of Sasol Investment Company (Pty) Ltd. SPII manages our international operations.

Nature of the operations and its principal activities

        In Sasol Polymers, we produce ethylene by separating and purifying an ethylene-rich mixture and by cracking of ethane and propane supplied by Sasol Synfuels. Propylene is separated and purified from a Fischer-Tropsch stream produced in the Sasol process. The ethylene is polymerised into low density polyethylene (LDPE), linear low density polyethylene (LLDPE) and the propylene into polypropylene (PP). We operate a fully integrated chlor-alkali/polyvinylchloride chain. Ethylene and chlorine, from on-site chlor-alkali plants, are reacted to produce vinyl chloride monomer and then polymerised to polyvinylchloride (PVC). Caustic soda, hydrochloric acid and calcium chloride are other chlor-alkali products which are produced. Liquid sodium cyanide is produced from methane, ammonia and caustic soda.

        We are a major South African plastics and chemicals operation and our vision is to be an exceptional producer of polymers and preferred supplier in our market. We supply quality monomers, polymers, chlor-alkali chemicals and mining reagents.

        In South Africa, Sasol Polymers has two operating businesses:

  •
  Polyolefins; and

  •
  Chlor Vinyls.

        In SPII, we manage the following international investments:

  •
  Our 12% shareholding in Optimal Olefins (Malaysia) Sdn Bhd (PETRONAS Chemicals) with PETRONAS, a manufacturer of ethylene and propylene. PETRONAS Chemicals produces 600 kilotons per annum (ktpa) ethylene in an ethane/propane cracker. The cracker co-produces 90 ktpa of propylene;

  •
  Our 40% shareholding in Petlin (Malaysia) Sdn Bhd (with PETRONAS), a manufacturer and supplier of LDPE with a capacity of 255 ktpa is operated by Petlin (Malaysia);

  •
  Our 50% shareholding in Arya Sasol Polymer Company (ASPC) in Iran with Pars Petrochemical Company, a manufacturer and supplier of ethylene (1 000 ktpa), LDPE (300 ktpa), and medium and high density polyethylene (300 ktpa). Beneficial operation was achieved for the entire ASPC complex during 2009. The ethane cracker was fully ramped up to design capacity during 2012, while both polyethylene plants have achieved design rates; and

  •
  A 40% share in Wesco China Limited (with Rhine Park Holdings), a polymer distributor in China and Taiwan.

        We continue to evaluate the risks and implications of these sanctions on our investments and activities in Iran and are in a process of divesture from our Iranian activities.

Principal markets

        Over the past three years between 66% and 75% of Sasol Polymers' revenue has been earned from sales into the South African market.

        We are the sole polymer producer of PVC, LDPE and LLDPE in South Africa and have the leading share of sales of these products in South Africa, where the competition is in the form of polymer imports primarily from Asian and Middle Eastern producers. We supply 160 ktpa ethylene and 110 ktpa propylene under contract to Safripol (Pty) Ltd. (Safripol) in Sasolburg by pipeline for the production of HDPE and polypropylene, respectively. We compete directly with Safripol in the polypropylene market, where we have a large share of the South African market. Caustic soda is sold primarily in South Africa into the pulp and paper, minerals beneficiation and soap and detergent industries. We are the sole local producer of sodium cyanide solution which is sold to local gold mining industry. Sales are expected to be in line with investment in dump retreatment in association with gold and uranium prices.

        Currently, we export polymers from our South African operations to the African continent, South East Asia, Europe and South America. Product from the Petlin plant in Malaysia is sold into Malaysia, India, China, Australia and New Zealand.

        SPII has commenced a divestiture process of the ASPC facility.

Seasonality

        Global polymer demand does not show any marked annual seasonality although higher demand tends to arise in the third quarter of each calendar year as converters stock up for increased sales over the South African festive season.

        The global polymer industry is, however, cyclical in terms of margins earned, given irregular investment patterns caused by large capital requirements and size of plants. The duration of a typical cycle has been seven years and margins can vary from low trough conditions to extreme peak conditions. During tight supply/demand periods, which usually coincide with increases in economic activity as measured by gross domestic product (GDP), margins may increase disproportionately with high peaks. Over time margins reduce as investment is stimulated or as demand slows down in line with GDP. It may happen that excess capacity is installed, which results in collapsed margins.

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

        Feedstock namely, ethane and propane, for SPII's joint venture cracker in Malaysia (PETRONAS Chemicals, previously known as Optimal Olefins) is purchased from PETRONAS at set prices, unrelated to oil, that escalates annually in line with US inflation rates. Petlin (Malaysia) buys its ethylene feedstock from PETRONAS Chemicals at prices related to the South East Asian ethylene market. ASPC, SPII's joint venture in Iran, buys its feedstock, ethane, from the Pars Petrochemical Company at a fixed price, unrelated to the oil price. In times of high oil prices this provides a competitive advantage to the operations in Malaysia and Iran, compared to crude oil based producers.

Marketing channels

        Our sales in South Africa are made directly to customers using our own marketing and sales staff. Sales offices are located in Johannesburg, Durban and Cape Town, South Africa. Account managers are responsible for management of our relationship with customers.

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

Property, plants and equipment

        The construction of a 47 000 tpa ethylene purification unit (EPU) in Sasolburg, which will yield additional ethylene to support our polymer plants to run continuously, is expected to achieve beneficial operation during the second half of the 2013 calendar year.

        The Sasol Limited board approved the construction of a 50 000 tpa propylene stability unit in Secunda. This facility will enable full capacity utilisation of the polypropylene plants and is expected to achieve beneficial operation during the second half of 2014.

        The following table summarises the production capacities of each of our main product areas.

  Production capacity at 30 June 2012

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

Sasol Solvents

Nature of the operations and its principal activities

        We are one of the leading manufacturers and suppliers of a diverse range of solvents, co-monomers and associated products. Solvent products are supplied to customers in approximately 90 countries and are used primarily in the coatings, printing, packaging, plastics, pharmaceutical, fragrance, aerosol paint and adhesive industries, as well as in the polish, cosmetics, agriculture and mining chemicals sectors. Pentene, hexene and octene are used as co-monomers in polyethylene production. We have production facilities in South Africa at Secunda and Sasolburg and in Germany at Moers and Herne. Our product range includes ketones, glycol ethers, acetates, alcohols, acrylates, pentene, hexene and octene, fine chemicals and mining chemicals. Our joint venture with Huntsman Corporation (Sasol Huntsman) produces maleic anhydride in Europe. We believe that the breadth of our product portfolio provides a competitive advantage relative to the more limited portfolios of most of our competitors in the global market.

        The successful start up of Octene train III during 2009 added an additional 100 ktpa of octene to the co-monomers product portfolio. A second 30 ktpa methyl isobutyl ketone (MiBK) in Sasolburg was commissioned in April 2010 and production has been ramped up according to plan. During 2011, the construction of the second malaeic anhydride train was completed, which resulted in an increase of 45 ktpa to 105 ktpa.

Principal markets

        In 2012, approximately 1,63 Mt of products were sold worldwide. Our global business is managed from offices in Johannesburg in South Africa. We have sales offices in Europe, Asia, the Middle East and the US.

        We market our products throughout the world, with a large proportion of our alcohols being distributed in Europe. We are a leading producer of solvents in South Africa and we are a market leader in co-monomers based on production capacity. We expect to strengthen our position in the co-monomer high growth market through the commercialisation of our proprietary tetramerisation technology which involves the manufacture of octene from ethylene. The basic engineering on a 100 ktpa octene plant has been completed with beneficial operation planned for the third quarter of the 2013 calendar year. The location of the unit is at the Sasol cracker complex at Lake Charles in Louisiana, where we will benefit from plant integration economics and close location to our key customers.

        Our competition varies depending on the products sold and includes a number of major international oil and chemical companies. Our competitors include ExxonMobil, Shell Chemicals, BP Chemicals, Chevron Phillips, Ineos, the Dow Chemical Company, Celanese and Eastman.

Seasonality

        Production and sales volumes are generally not subject to seasonal fluctuations but tend to follow the broader global industry trends. In terms of the global cyclical nature of our products, periods of high demand and higher prices are followed by an increase in global production capacity which can depress global margins. The global economic crisis has had a detrimental effect on our sales prices, and market demand has shown signs of contraction as a result of increased volatility, caused in part by the continuing European debt crisis, as well as declining growth in China. The rising feedstock prices, on the back of increased crude oil prices partially offset by the rand weakness, have resulted in margins decreasing from the highs experienced during 2011.

Raw materials

        Feedstocks for our operations in Secunda are derived mainly from Sasol Synfuels at market-priced fuel-alternative values based on the Basic Fuel Price (BFP). Fluctuations in the crude oil price and rand /US dollar exchange rate have a direct impact on the cost of our feedstocks and hence on margins. Feedstocks in Sasolburg are purchased from Sasol Polymers (based on fuel-alternative value) and Sasol Infrachem based on a long-term supply contract price with an annual inflation-linked escalation clause.

        Ethylene, propylene, butylene and butane, used in our production facilities in Germany, are purchased at market prices from third party suppliers under a combination of long-term supply contracts and open market purchases.

        Some products are produced by converting primary chemical commodities produced in our facilities to higher value-added derivatives. These include:

  •
  Methyl iso-butyl ketone from acetone;

  •
  Ethyl acetate from ethanol;

  •
  Ethyl and butyl acrylates from acrylic acids and the corresponding alcohols; and

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

Factors on which the business is dependant

        Our plants operate using a combination of proprietary technology developed by Sasol, primarily by Sasol Technology, as well as technology licenced from various suppliers. Our acrylates and n-butanol technology is licenced from the Mitsubishi Chemical Company. Our maleic anhydride technology (utilised in Sasol Huntsman) is licenced from Huntsman Corporation. We own the licence to the MiBK technology. The hydroformylation technology for use in our Safol and Octene 3 plants is licenced from Davy Process Technology.

        We licence our technology for alcohol recovery to PetroSA. Being fully integrated into the Sasol operations in South Africa, we are dependant on Sasol Synfuels and Sasol Infrachem for the supply of both our raw materials and utilities (electricity, water and air).

        We are in the ongoing process of obtaining the relevant data required in order to comply with the European Union Regulatory Framework for the Registration, Evaluation and Authorisation of Chemicals (REACH), which became effective on 1 June 2007. We have already complied with the first major deadline and registered our highest volume products at the end of the 2010 calendar year. We are now in the process of registering the second tier volume of products, and we expect to meet the deadline of May 2013. The estimated total costs of compliance over the next six years amounts to approximately €8 million.

Property, plants and equipment

  Production capacity as at 30 June 2012

Product	South Africa	Germany	Total(1)
	(ktpa)
Ethylene	293	65	358

• Acetone	175	—	175
• MEK	60	65	125
• MiBK	58	—	58

Glycol ethers	—	80	80

• Butyl glycol ether	—	80	80

Acetates	54	—	54

• Ethyl acetate	54	—	54

Mixed alcohols	215	—	215
Pure alcohols	473	380	853

• Methanol (C1)	140	—	140
• Ethanol (C2)	114	140	254
• n-Propanol (C3)	54	—	54
• Isopropanol (C3)	—	240	240
• n-Butanol (C4)	150	—	150
• iso-Butanol (C4)	15	—	15

Acrylates	125	—	125

• Ethyl acrylate	35	—	35
• Butyl acrylate	80	—	80
• Glacial acrylic acid	10	—	10

C5-C8 alpha olefins	356	—	356
Maleic anhydride	—	53	53
Other	19	20	39

(1)
Consolidated nameplate capacities excluding internal consumption and including our attributable share of the production capacity of our Sasol Huntsman joint venture.

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

        Sasol Huntsman has increased its total production capacity from 60 ktpa to 105 ktpa through the construction of a second 45 ktpa reactor and purification section, which was completed in the last quarter of the 2011 calendar year.

Sasol Olefins & Surfactants

Nature of the operations and its principal activities

        Sasol Olefins & Surfactants (Sasol O&S) comprises seven areas of activity, grouped into two business divisions, namely the Organics and Inorganics Divisions.

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

Organic intermediates

        Other organic intermediate chemicals include ethylene oxide, alkyl phenols, alkanolamines, etc.

Ethylene

        Our ethane-based cracker in Lake Charles, Louisiana, the US, produces ethylene for the US market. A portion of the ethylene production is consumed internally to manufacture ziegler alcohols and ethylene oxide.

        In the 2011 calendar year, Sasol commenced with a pre-feasibility study to assess the technical and commercial viability of a world-scale ethane cracker and associated ethylene derivatives in Louisiana. This project has subsequently moved into the feasibility stage, which is expected to be completed in the second half of the 2012 calendar year.

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

Principal markets

        The bulk of the production from the alkylates product group ends up as surfactants, either produced internally (our surfactants product group) or by other parties having acquired the intermediates from us. The bulk of these surfactants result in the making of detergents and industrial or institutional cleaning products. The main competitors include: Shell and Cepsa in n-paraffins; and Huntsman Corporation, Cepsa and ISU in the LAB market.

        Although a substantial portion of the alcohols and resultant surfactants products also end up in detergents and industrial and institutional cleaning products, these products also find wide application in industries such as metalworking, flavours and fragrances, personal care, cosmetics, plastic additives, textiles and agriculture. The main competitors include Shell and BASF, as well as a growing number of oleochemical alcohol producers in Southeast Asia.

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

Raw materials

        The main feedstocks used in this business are kerosene, benzene, ethane, ethylene, oleochemical and aluminium (all purchased externally with the exception of some portion of our ethylene which is produced at our Lake Charles facility and the Fischer-Tropsch based feedstock used for our South African alcohol production). The prices of most of these materials are related to crude oil and energy pricing and the prices follow the movement of crude oil and energy pricing reasonably closely and, to a lesser extent, lauric oils. In view of the expected increase in oleochemical-based alcohol production, the differential between crude oil and lauric oils is expected to become increasingly important in determining competitiveness. Sasol O&S, unlike other producers, manufactures products from multiple feedstocks and thus has a built-in natural hedge, which becomes especially important in times of high price volatility.

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

        We are in the ongoing process of obtaining the relevant data required in order to comply with REACH, which became effective on 1 June 2007. We have already complied with the first major deadline and registered our highest volume products at the end of the 2010 calendar year. We are now the process of registering the second tier volume of products, and we expect to meet the deadline of May 2013. The estimated total costs of compliance over the next 10 years amount to approximately €22 million. To date, €6,3 million has been incurred to comply with the REACH policy.

Property, plants and equipment

        The following table summarises the production capacity for each of our main product areas.

  Production capacity at 30 June 2012

Product	Facilities location	Total(1)
		(ktpa)
Surfactants	United States, Europe, Far East, Middle East	1 000
C6+ alcohol	United States, Europe, South Africa, Far East	630
Ethylene	United States	455
Inorganics	United States, Europe	70
Paraffins and olefins	United States, Europe	750
LAB	United States, Europe	435

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

        The overall volume of products marketed by the business amounts to approximately 635 ktpa, of which approximately 30% are products derived from the Fischer-Tropsch process. The product portfolio includes paraffin waxes, both fully refined and semi-refined, produced and marketed in various grades, as well as Fischer-Tropsch-based synthetic waxes which include the Fischer-Tropsch-derived hard wax, the Fischer-Tropsch-derived medium wax and liquid paraffins in the carbon range C5 through C20. Various specialty blends of waxes are also produced and marketed. We continue to develop niche markets for higher-value specialty waxes, such as those used by the cosmetics, pharmaceutical, construction-board, adhesive, polymer additives, inks and coatings and bitumen additive industries. We also produce wax emulsions at our facilities in Germany, Austria, South Africa, the US and United Kingdom. We produce and market petroleum jelly and trade in white-oils to support our personal care business.

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

        The overall world market for waxes is estimated at about 4 500 ktpa and our main competitors in the commodity market are ExxonMobil, Shell, China Oil and Sinopec. In the specialty wax markets our main competitors are H & R Wax Company, International Group Inc. and Paramelt. Shell Malaysia is the only other hard wax producer.

Seasonality

        The candle market in Europe is seasonal in nature, with demand peaking prior to the festive season in December. In South Africa, demand is relatively stable although higher demand is evident in the winter season. The other market segments that Sasol Wax services are more driven by economic growth than seasonality.

Marketing channels

        Marketing is mostly done by own resources in all geographical areas where we operate. Primary marketing areas are Europe, the US and South Africa, but we also market our products in the rest of Africa, Latin America, the Middle East, Asia, and Australasia. Agents are also used, where appropriate.

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

        We are in the ongoing process of obtaining the relevant data required in order to comply with the REACH, which became effective on 1 June 2007. We have already complied with the first major deadline and registered our highest volume products at the end of the 2010 calendar year. We are now in the process of registering the second tier volume of products, and we expect to meet the deadline of May 2013.

Property, plants and equipment

        The main production assets are located in Hamburg, Germany; Sasolburg, Johannesburg and Durban in South Africa; and Richmond, California, the US. We also have wax emulsion production facilities located in Birkenhead, United Kingdom and Linz, Austria.

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

        Our plant in Sasolburg operates Fischer-Tropsch-based technology for the production of synthetic waxes. It uses natural gas as feedstock, supplied by Sasol Gas from Mozambique. We own and operate a wax plant integrated into the Engen refinery in Durban. This plant produces wax blends predominantly for the South African and other African candle industries. The production capacity of the South African wax plants amounts to 220 ktpa of Fischer-Tropsch-derived products.

        We also operate a candle factory located in Johannesburg with a capacity of up to 26 ktpa.

        In the US, we have a plant based in Richmond, California. The facility receives refined and other waxy products from the Far East and from within the US and markets them in the US. We also distribute Fischer-Tropsch-derived and paraffin waxes via this operation.

  Production capacity at 30 June 2012

Product	Europe	South Africa	United States	Total(1)
	(ktpa)
Paraffin wax and wax emulsions	430	—	—	430
FT-based wax and related products	—	220	—	220
Paraffin wax	—	30	100	130

(1)
Nameplate capacity represents the total saleable production capacity. Due to the integrated nature of these facilities, the requirement for regular statutory maintenance shutdowns and market conditions, actual saleable volumes will be less than the nameplate capacity.

Sasol Nitro

Nature of the operations and its principal activities

        Sasol Nitro, a division of Sasol Chemical Industries Limited, our nitrogenous products division, manufactures and markets fertilisers, commercial explosives and related products. The division also markets sulphur produced by other Sasol divisions. All production activities are located in Southern Africa. The business's products are mainly sold within Southern Africa with increasing exports into Western Africa.

        The division's product portfolio includes:

  •
  nitric acid;

  •
  ammonium nitrate solution;

  •
  sulphur;

  •
  various grades of fertiliser;

  •
  ammonium sulphate;

  •
  explosives-grade ammonium nitrate;

  •
  various packaged explosives; and

  •
  explosive accessories—non-electronic and electronic initiation systems, boosters and detonating cord.

        As part of a settlement agreement with the South African Competition Commission, the ammonia business was transferred out of Sasol Nitro to Sasol Infrachem with effect from 1 July 2011. Sasol Nitro also disposed of the downstream fertiliser blending assets in Durban, Bellville, Endicott, Kimberley and Potchefstroom, all in South Africa, pursuant to this settlement agreement.

        The phosphoric acid plant in Phalaborwa was sold to Meridian International SA (on behalf of its subsidiary, Farmers World Limpopo (Pty) Ltd.) on 30 September 2011. Transfer of ownership occurred on 1 October 2011.

Principal markets

        Fertiliser products produced at the South Africa Secunda manufacturing plant are limited to ex-works sales as per the agreement with the South African Competition Commission.

        Explosives products and explosive accessory products are mainly sold within Southern Africa, with the company having a large presence in the platinum, iron, gold and coal mining industries with increasing exports into Lesotho, Zimbabwe, Zambia, Namibia, Mozambique and Western Africa.

Seasonality

        Fertiliser sales are closely linked to the relevant crop planting seasons. The majority of fertilisers are consumed in grain production, and specifically maize and wheat production, for which inland planting starts in October and runs through to January. Explosives products are used in both opencast and underground mining, with sales spread evenly throughout the year.

Raw materials

        Ammonia, produced by Sasol Infrachem at its Sasolburg plant and by Sasol Synfuels at its Secunda facilities, is the main feedstock used in the production of nitric acid and ammonium nitrate, which is the feedstock for explosives and the nitrogen based fertiliser products.

        Raw materials for non-electronic initiation systems are sourced from both the US and are also locally produced by Sasol Dyno Nobel, a 50% joint venture at Ekandustria, Bronkhorstspruit, South Africa.

        Fertilisers are usually a combination of nitrogen, potassium and phosphates in a so-called N:P:K (nitrogen : phosphate : potassium) formulation. The nitrogen compound consists mainly of either Sasol produced ammonium nitrate or imported urea. The phosphate compound is sourced from local phosphoric acid suppliers, while all of South Africa's potassium needs for its fertiliser industry are imported in the form of potash.

Marketing channels

        Fertilisers are supplied to the Southern Africa farming community through bulk sales ex factory gate, directly to end users or via distributors, co-operatives and competitors.

        Explosives and explosive accessories are primarily supplied to the Southern African mining industry and explosives grade ammonium nitrate is exported to the rest of Africa.

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

Property, plants and equipment

        All production facilities of Sasol Nitro are currently located in South Africa.

        Sasol Nitro own and operates two nitric acid plants. The smaller 315 ktpa unit in Sasolburg is linked to a downstream ammonium nitrate plant. The ammonium nitrate produced at the Sasolburg operations is used mainly for the production of explosive grade low-density ammonium nitrate.

The 470 ktpa nitric acid plant in Secunda supplies a downstream ammonium nitrate plant linked to a 500 ktpa fertiliser granulation and liquid facility. The granulation plant produces limestone ammonium nitrate fertilisers and various other fertiliser blends containing nitrogen, phosphorus and potassium. Ammonium nitrate for industrial use is sourced from both the Sasolburg and Secunda sites.

        In 2012, Sasol Nitro commissioned a new 400 ktpa fertiliser limestone ammonium nitrate granulation plant in Secunda, replacing the existing granulation facility.

        Sasol Nitro also manufactures bulk explosives at various mining sites in South Africa and cartridge explosives in Ekandustria and Secunda. Sasol Dyno Nobel (Sasol Nitro has a 50% shareholding) manufactures non-electronic initiation systems in Ekandustria.

  Production capacity at 30 June 2012

Product	Secunda	Sasolburg	Ekandustria	Other	Capacity(1)
	(Number of plants)				(ktpa)
Granular and liquid fertilisers(2)	2	—	—	—	700
Fertiliser bulk blending(2)	1	—	—	—	300
Ammonium sulphate	1	—	—	—	100
Explosives	3	1	2	1	300

(1)
Nameplate capacity represents the total saleable production capacity. Due to the integrated nature of these facilities, the requirement for regular statutory maintenance shutdowns and market conditions, actual saleable volumes will be less than the nameplate capacity.

(2)
Five downstream fertiliser regional blending and liquid fertiliser facilities have been disposed of as per the settlement agreement with the South African Competition Commission.

Sasol Infrachem

Nature of the operations and its principal activities

        Sasol Infrachem is the supplier of utilities and services to various Sasol business units (Sasol Polymers, Sasol Solvents, Sasol Wax, Merisol and Sasol Nitro) as well as external businesses in Sasolburg. Sasol Infrachem operates and maintains the auto thermal reformer (ATR), which reforms natural gas into synthesis gas. Sasol Infrachem is the custodian of the Sasolburg gas loop and the primary responsibility of this function is to ensure that the reformed gas demand/supply is balanced and that reformed gas is supplied to the users of gas on its site.

        Sasol Infrachem manufactures and markets ammonia and speciality gases, including hydrogen. The ammonia business was transferred from Sasol Nitro to Sasol Infrachem with effect from 1 July 2011.

Seasonality

        Ammonia sales are linked to the seasonal demand in fertilisers consumed in grain production and to explosives consumed in the mining industry. Specialty applications markets such as metal refining, yeast and amine production also consume ammonia.

Raw materials

        Coal required for steam and power generation is sourced internally from Sasol Mining and natural gas is sourced from Sasol Gas. Raw water is sourced from the Vaal River and potable/drinking water is sourced from the local municipality. Electricity is purchased from Eskom, the state-owned electricity provider.

        The Sasolburg plant uses natural gas as feedstock in the manufacture of ammonia.

Principal markets

        Sasol Infrachem's production of gas, steam and other utilities is used internally by Sasol's businesses located in Sasolburg.

        About half of Sasol's total ammonia production is used by Sasol Nitro to produce ammonium nitrate-based fertilisers and explosives. The balance of ammonia is sold mainly to other South African explosives and fertiliser manufacturers with relatively small quantities sold for use in other industrial applications, which include chemical manufacture and mineral beneficiation.

        Sasol is the only ammonia producer in South Africa, with a total nameplate production capacity of 660 ktpa.

Marketing channels

        Ammonia is supplied to the fertiliser and explosives industries to external customers as well as internally within Sasol on an arms-length basis. Ammonia is also supplied to specialised applications in industries including yeast and amines production and metal refining. Speciality gases are mainly supplied to multi-national gas companies within South Africa.

Factors on which the business is dependent

        The profitability of the ammonia business is mainly dependent on the international ammonia prices and the exchange rate.

Property, plants and equipment

  Production capacity at 30 June 2012

Product	Facilities location	Total(1)
Steam	South Africa	1 750 tons per hour (tph)
Electricity	South Africa	175 megawatts (MW)
Water	South Africa	123 mega litres per day (Ml/day)
Reformed gas (ATR)	South Africa	50 million gigajoules per annum (GJ/a)
Ammonia(2)	South Africa	660 ktpa

(1)
Nameplate capacity represents the total saleable production capacity. Due to the integrated nature of these facilities, the requirement for regular statutory maintenance shutdowns and market conditions, actual saleable volumes will be less than the nameplate capacity.

(2)
Includes volumes produced by Sasol Synfuels. The Sasolburg ammonia business is housed in Sasol Infrachem from 1 July 2011 as part of the settlement with the South African Competition Commission.

Merisol

Nature of the operations and its principal activities

        Merisol is a joint venture company formed in 1997 by the merger of Sasol Phenolics in Sasolburg, with the phenolics activities of Merichem Company, based in Houston, Texas, the US. The joint venture partners each own 50% of Merisol. Merisol has a strong presence in the global market for natural phenolics and cresylics with manufacturing facilities in Sasolburg, Houston and Winnie, Texas, and Oil City, Pennsylvania, the US. Merisol has a 20:80 venture (Merisol holding 20%) with Chang Chun Plastics of Taiwan for the production in Sasolburg of ortho-cresol novolac, a precursor to high-performance epoxy resins used for encapsulating memory and processor chips. Merisol is the supplier of ortho-cresol feedstock and operates and manages this plant.

        Merisol manufactures the pure products, phenol, ortho-cresol, meta-cresol and para-cresol, and a diverse range of blended products, consisting of mixtures of phenol, cresols, xylenols and other phenol derivatives. These blends are known collectively as cresylic acids. Both the Sasolburg and Houston plants produce phenol- and ortho-cresol and cresylic acids. The Houston and Winnie plants use proprietary separation technologies to produce high-purity mixtures of meta-, para-cresol as well as pure meta-cresol and para-cresol, making Merisol one of the few producers of these products in the world.

Principal markets

        The pure products, phenol, ortho-cresol, meta-cresol and para-cresol, are sold in competition with synthetically produced equivalents. Merisol is relatively small in the global phenol market, but strong in the South African and North American markets and in selected niche markets elsewhere.

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

  •
  high purity mixtures of meta-, para-cresol, where the main competitors include Mitsui Chemicals and Lanxess; and

  •
  wire enamel solvents where the main competitors are Rütgers- Chemicals, Deza, C-Chem, Mitsui Chemicals and various Chinese producers.

        Merisol derives about 70% of its turnover from North and South America, Europe and Far East markets and the balance from South Africa and other regions.

Seasonality

        There is little seasonality associated with the products or the markets in which we participate. The business is driven by market demands which are normally slightly higher in the second half of the financial year.

Raw materials

        Merisol derives its raw material as a by-product of coal gasification that is recovered for purification and separation, mostly from Sasol. Most of the raw materials are subject to fluctuations in the oil price.

Marketing channels

        Merisol markets its products worldwide through sales offices in the United Kingdom, Hong Kong, the US and South Africa. Markets are served from product inventories held in Antwerp, Belgium, for the European market, in Houston, for the US market and Sasolburg and Durban for most other markets, including Asia.

Factors upon which the business is dependent

        The plants operate using a combination of distillation and proprietary technologies developed and licenced by Sasol Technology, as well as proprietary technologies developed and licenced by Merichem. Being fully integrated into the Sasol operations in South Africa, the company is dependent on Sasol Synfuels and Sasol Infrachem for the supply of both its raw materials and utilities (electricity, water and air).

        We are in the ongoing process of obtaining the relevant data required in order to comply with the REACH, which became effective on 1 June 2007. We have already complied with the first major deadline and registered our highest volume products at the end of the 2010 calendar year. We are now in the process of registering the second tier volume of products, and we expect to meet the deadline of May 2013.

Property, plants and equipment

        Merisol's Sasolburg plant, including the tar naphtha extraction plant, uses feedstock from Sasol's coal gasification activities at Secunda. During 2007, the US operations completed rationalisation and streamlining of its Houston plant to reduce costs.

        Merisol owns a butylation plant at Oil City, Pennsylvania, producing di-butyl para-cresol (BHT) and meta-cresol from meta-, para-cresol and pure para-cresol feedstock supplied from Merisol's Houston plant.

  Production capacity at 30 June 2012

Product	United States	South Africa	Total(1)
	(ktpa)
Phenol	10	35	45
Ortho-cresol	6	9	15
Meta- and para-cresol	16	—	16
Meta-, para-cresol mixtures	30	—	30
Cresylic acids and xylenols	20	25	45
High-boiling tar acids	1	3	4
Butylated products	13	—	13

(1)
Nameplate capacity represents the total saleable production capacity for the entire joint venture. Due to the integrated nature of these facilities, the requirement for regular statutory maintenance shutdowns and market conditions, actual saleable volumes will be less than the nameplate capacity.

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

Directing technology

        Sasol Technology is responsible for leading and directing Sasol's technology future, by delivering strategies for long-term research and development, technological improvements and new, innovative and cleaner technologies.

Acquiring technology—research and development

        The central research and development division in Sasolburg focuses on fundamental research, while the decentralised divisions focus on product applications. The Sasolburg research facility was expanded and modernised with the aim to:

  •
  enhance infrastructure through enabling the installation of new pilot- plants to expand operational efficiency and flexibility;

  •
  allow the relocation, upgrading and full integration of existing pilot plants;

  •
  enable enhanced reactor and catalyst development programs in support of our advanced Fischer-Tropsch technology development objectives;

  •
  install modern process control systems; and

  •
  improve the capturing of the information generated.

        The enhanced facilities allow the opportunity to commercialise new and improved petrochemical processes more effectively. The central research function has a full suite of state-of-the-art pilot plants to support both current and the development of future technologies. As new technologies are developed, these facilities are growing, with new pilot plant and laboratory facilities being added on an ongoing basis. A new research and development building was completed during 2012 which allowed for the renovation and upgrading of old laboratory space to better equip it for new research challenges. As a result of our investment in facility upgrades in recent years, we are now seeing the benefits in the improved quality and efficiency of our research efforts.

        The Sasolburg research activities, supplemented by a presence at the University of St Andrews in Scotland and in Enschede in The Netherlands, are also conducted through external alliances and research collaborations with over 100 research institutions, consortia and universities worldwide. In addition, strong emphasis is placed on training.

        Sasol Technology research and development projects over the past decade include the development of the slurry phase and advanced synthol reactors, the development of the proprietary cobalt catalyst, the low temperature Fischer-Tropsch process, ethylene tetramerisation and the 1-heptene to 1-octene conversion process.

        A significant part of the research focuses on supporting the CTL and GTL technologies and associated products—the production of chemicals from the primary Fischer-Tropsch products is of particular interest.

        Research is also focused on the reduction of the Sasol operations' environmental footprint which includes greenhouse gas reduction, water treatment and purification. In this regard, special attention is given to water utilisation, given the location of some of the current and future plants in semi-arid areas. Reduction in greenhouse gases focuses on improving plant efficiencies, carbon dioxide capturing and understanding potential storage alternatives. A dedicated research team has been established to support Sasol New Energy, with a view to Sasol's move to lower carbon sources of energy and establishing a technology position in this field for Sasol, either alone or in partnership with others. Sasol Technology has also increased its focus on exploring technology options adjacent to, but beyond, our current technology portfolio, with a view to diversifying the options available to Sasol.

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

Principal Markets

        Sasol Technology partners with all business units in the Sasol group. However, in line with the group's strategic priorities Sasol Technology is focused on:

South African energy landscape

  •
  ensuring sustainable South African synthetic fuels capacity, specifically in the Secunda Complex, that meets all environmental and modern fuel requirements.

International energy landscape

  •
  implementing prospective GTL and CTL facilities globally; and

  •
  catalyst manufacture facilities to supply GTL and CTL plants with proprietary FT cobalt catalyst.

Chemical landscape

  •
  co-monomers, solvents, polymers and waxes;

  •
  extracting value added products including chemicals from GTL and CTL products; and

  •
  exploring chemical opportunities that do not rely on the Fischer-Tropsch value chain.

New energy landscape

  •
  understanding the energy landscape and evaluating various alternatives with a view to introducing low/no carbon based energy sources into our energy mix.

Sasol group landscape

  •
  long-term strategic research in GTL, CTL, future chemicals and environmental technologies.

Property, plants and equipment

        The Sasolburg research facility was expanded affording the opportunity to commercialise new and improved petrochemical processes more effectively. The central research function has a full suite of state-of-the-art pilot plants to support both current and the development of future technologies. Besides the new laboratories and the fuels research facilities in Sasolburg, plans have been approved to expand the fuel testing and engine emissions laboratory in Cape Town, South Africa, to more effectively research the application of our unique GTL and CTL fuels at sea level.

Legal proceedings and other contingencies

        Sasol Nitro    In 2004, the South African Competition Commission (the Commission) commenced with investigations against Sasol Nitro, a division of Sasol Chemical Industries Limited (SCI), based on complaints levelled against Sasol Nitro by two of its customers, Nutri-Flo and Profert. Both complaints were subsequently referred to the Competition Tribunal (the Tribunal) by the Commission. In May 2009, SCI and the Commission concluded a settlement agreement, in which Sasol Nitro acknowledged that, in the period from 1996 to 2005, it had contravened the Competition Act by fixing prices of certain fertilisers with its competitors, by agreeing with its competitors on the allocation of customers and suppliers and by collusively tendering for supply contracts. Sasol Nitro subsequently paid an administrative penalty of R250,7 million.

        Civil claims and law suits totalling approximately R52 million have been instituted against Sasol arising from the admissions made in the settlement agreement. It is currently not possible to make an estimate of a contingent liability and accordingly, no provision was made as at 30 June 2012. The period for filing civil claims prescribed on 20 May 2012, therefore no additional claims may be made against Sasol arising from the admitted contraventions.

        Sasol Nitro did not at the time, as part of the abovementioned settlement agreement, admit to engaging in price discrimination, excessive pricing or exclusionary practices.

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

        The settlement agreement included the following salient structural changes to Sasol Nitro's fertiliser business model:

  •
  Divesting its regional blending capacity in Bellville, Durban, Kimberley, Potchefstroom and Endicott whilst retaining its full production activities in Secunda;

  •
  Altering Sasol Nitro's fertiliser sales approach to a Secunda ex-works model. All fertiliser retail agent contracts have been phased out and a new fertiliser sales operating model formulated;

  •
  Pricing all ammonium nitrate based fertilisers on an ex-Secunda basis;

  •
  Housing the ammonia business in a separate business unit from Sasol Nitro; and

  •
  Phasing out ammonia imports on behalf of customers in South Africa.

        Sasol Nitro concluded confidential settlement agreements with Profert and Nutri-Flo in terms of which any and all of the complaints arising from the Commission's investigations were settled without admission of any liability or admission of any anti-competitive or unlawful conduct as alleged by Profert and Nutri-Flo.

        The settlement together with the changes to the Sasol Nitro business, will not have a material adverse impact on the Sasol group.

        Sasol Nitro—complaint referral by Omnia    On 31 August 2011, Omnia Group (Pty) Ltd. (Omnia) submitted a complaint against SCI to the Commission. The complaint alleged, among other things, excessive pricing for ammonia and price discrimination in respect of ammonia.

        On 7 March 2012, the Commission issued a notice of non-referral in respect of the complaint on the grounds that the conduct complained of was substantially the same as the conduct which the Commission had settled on with Sasol in July 2010.

        On 5 April 2012, Omnia themselves referred the complaint to the Tribunal. Omnia alleges that SCI charged Omnia an excessive price for ammonia during the period from May 2006 to December 2008 and that SCI has prevented Omnia from expanding within the markets for the supply of certain fertilisers during the period from May 2006 to December 2008 and that SCI has engaged in prohibited price discrimination in respect of ammonia.

        SCI does not agree with the allegations made and is defending the matter. The allegations made are substantially similar to allegations in a civil claim for damages made by Omnia in 2009, which SCI is also defending in arbitration proceedings. The competition law complaint, and subsequent referral, have been made by Omnia prior to completing the prosecution of their arbitration claim to completion.

        It is currently not possible to make an estimate of a contingent liability from the claim and, accordingly, no provision was made as at 30 June 2012.

        Sasol Wax    On 1 October 2008, following an investigation by the European Commission, the European Union found that members of the European paraffin wax industry, including Sasol Wax GmbH, formed a cartel and violated antitrust laws.

        A fine of €318,2 million was imposed by the European Commission on Sasol Wax GmbH (of which Sasol Wax International AG, Sasol Holdings in Germany GmbH and Sasol Limited would be jointly and severally liable for €250 million). According to the decision of the European Commission, an infringement of antitrust laws commenced in 1992 or even earlier. In 1995, Sasol became a co-shareholder in an existing wax business located in Hamburg, Germany owned by the Schümann group. In July 2002, Sasol acquired the remaining shares in the joint venture and became the sole shareholder of the business. Sasol was unaware of these infringements before the European Commission commenced their investigation at the wax business in Hamburg in April 2005.

        On 15 December 2008, all Sasol companies affected by the decision lodged an appeal with the European Union's General Court against the decision of the European Commission on the basis that the fine is excessive and should be reduced. As a result of the fine imposed on Sasol Wax GmbH, on 23 September 2011, Sasol Wax GmbH has been served with a law suit in The Netherlands by a company to which potential claims for compensation of damages have been assigned to by eight customers. On 30 September 2011, another law suit was lodged with the London High Court by 30 plaintiffs against Sasol Wax GmbH, Sasol Wax International AG and Sasol Holdings in Germany GmbH. The law suits do not demand a specific amount for payment. The result of these proceedings cannot be determined at present, however, a provision was recognised at 30 June 2012 for the estimated liability.

        Dorothy Molefi and others    In June 2004, certain plaintiffs sued Sasol Limited and National Petroleum Refiners of South Africa (Pty) Ltd. (Natref) and various other defendants in two claims in the United States District Court for the Southern District of New York. These claims are similar to many instituted against a large number of multi national corporations worldwide under the Alien Tort Claims Act (ATCA) and the Torture Victim Protection Act, referred to as the related cases. The plaintiffs allege a conspiracy between the defendants and both the former "Apartheid Era Government" as well as the post 1994 democratic government in South Africa of former Presidents Mandela and Mbeki, resulting in the genocide of South Africa's indigenous people and other wrongful acts. Defendants in the related cases moved to dismiss the actions against them.

        The Molefi action against Sasol Limited and Natref was stayed in September 2004 pending a decision on the motions to dismiss in the related cases. The motion to dismiss in the related cases was granted, and plaintiffs appealed to the Second Circuit Court of Appeals. During October 2007, the

appeal was decided, and plaintiffs in those related cases were successful on one of the three grounds of appeal, thus enabling the plaintiffs to amend their complaint to assert additional factual allegations to meet the requirements of the ATCA. The case was then appealed to the United States Supreme Court. In May 2008, the Supreme Court issued an order stating that because four justices recused themselves, the United States Supreme Court lacked the necessary quorum and therefore affirmed the judgement of the Second Circuit Court of Appeals with the same effect as an affirmance by an equally divided court, namely, it does not have precedential effect. In March 2009, the United States District Court for the Southern District of New York issued an order dismissing the case against Sasol and the other defendants based on failure to prosecute. Despite this order, it remains possible for plaintiffs to join Sasol and the other defendants to the related cases.

        In September 2010, the Second Circuit Court of Appeals in a separate decision in a case titled Kiobel v. Royal Dutch Petroleum found that the jurisdiction granted by the ATCA does not extend to civil actions brought against "private judicial entities" or corporations. This decision stands until either overturned on appeal or departed from or distinguished in other judicial decisions. However, in July 2011, the US Circuit Court for the DC Circuit ruled, in a separate case involving claims under the ATCA, that the ATCA can give rise to corporate liability. Subsequently, plaintiffs in Kiobel v. Royal Dutch Petroleum were granted a writ of certiorari to the US Supreme Court on three issues: 1) whether the issue of corporate civil liability should be treated as a jurisdictional issue; 2) whether the ATCA applies to corporations; and 3) whether and under what circumstances the ATCA allows courts to recognise a cause of action for violations of the law that occur outside of the territory of the United States.

        In February 2012, the Supreme Court heard argument in the Kiobel case. In March 2012, the Supreme Court ordered re-argument and directed the parties to file supplemental briefing addressing the third issue, namely, whether the ATCA allows federal courts to hear lawsuits alleging international law violations that occur outside of the territory of the United States. Briefing on the expanded issue was completed in August 2012, and a date for oral argument is expected to be set for the Supreme Court's next term, which begins in October 2012. A final judgement from the Supreme Court is not expected until the 2013 calendar year.

        Sasol Polymers    As previously disclosed by Sasol, the Commission has been investigating the South African polymers industry. On 12 August 2010, the Commission announced that it had referred its findings to the Tribunal for adjudication.

        The complaints that the Commission referred to the Tribunal alleged that SCI had, in the pricing of polypropylene and propylene in the domestic South African market, contravened section 8(a) of the Competition Act (the Act), in that its prices for each of the products were excessive. The referral further alleged that in regard to a formula employed and information exchanged between SCI and Safripol (Pty) Ltd. (Safripol) to determine the price of propylene which SCI sold to Safripol, SCI and Safripol had contravened section 4(1)(b)(i) of the Act by engaging in price fixing. The Commission also announced that it had simultaneously reached a settlement with Safripol in which Safripol admitted that the supply agreement between SCI and Safripol and its implementation amounted to the indirect fixing of a price or trading condition in contravention of the Act. This settlement agreement between the Commission and Safripol was confirmed by the Tribunal on 25 August 2010.

        On 14 December 2010, Sasol Polymers, a division of SCI, concluded a settlement agreement with the Commission in relation to its existing propylene supply agreement (the Supply Agreement) with Safripol. The Supply Agreement was concluded pursuant to concerns raised by Safripol in relation to the proposed merger in 1993 of Sasol Limited and AECI Limited's monomer, polymer and certain other chemical operations. To address these concerns, the then Competition Board required a supply agreement, which would ensure Safripol's ongoing access to propylene according to a pricing formula, which would result in market-related prices. At the time, neither party understood this pricing formula to give rise to competition law concerns. The Commission, in terms of the current Competition Act, alleged that the pricing formula, which required the exchange of pricing information amounted to indirect price fixing.

        Given the uncertainty surrounding the legal position in relation to the pricing formula and the technicality of the matter, it was considered prudent to settle the matter. Sasol Polymers therefore agreed to pay a penalty of R111,7 million, which represented 3% of Sasol Polymers' turnover derived from its sale of polypropylene products for its 2009 financial year. The settlement agreement is in full and final settlement of the Commission's allegations that the pricing formula gave rise to indirect price fixing. The settlement agreement was confirmed by the Tribunal on 24 February 2011.

        As mentioned above, the Commission also contended that the prices at which Sasol Polymers supplied propylene and polypropylene were excessive for the period 2004 to 2007. Sasol Polymers does not agree with the Commission's position in this regard and is contesting the Commission's allegations. Consequently, the Commission's allegations in respect of excessive pricing do not form any part of the settlement agreement concluded between the parties. The results of the excessive pricing investigation by the Commission and the outcome of the hearing by the Tribunal, which is scheduled for mid May 2013, cannot be determined at present and accordingly, no provision was made at 30 June 2012.

        On 31 July 2012, a letter was received from the Commission whereby Sasol was advised that the Commission had initiated a new abuse of dominance complaint against Sasol Limited, Sasol Oil (Pty) Ltd., Sasol Synfuels (Pty) Ltd. and SCI. This new complaint is based on a complaint which was initially submitted to the Commission by Safripol in November 2011.

        The initial Safripol complaint alleged that SCI had contravened various sections of the Act with regard to the pricing and supply of propylene and ethylene. Safripol subsequently withdrew the complaint.

        The Commission has, however, decided to continue with its investigation into the matter. The allegations under investigation are excessive pricing of propylene and ethylene required by Safripol, constructive refusal to supply scarce goods (namely propylene and ethylene), margin squeeze in respect of the supply of propylene and polypropylene and price discrimination in relation to the sale of propylene and ethylene. These are all abuse of dominance allegations. The period of the investigation is from 2008 to date. Sasol continues to defend itself against these allegations.

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

        Sasol Oil and Tosas, as leniency applicants, were granted conditional immunity from prosecution and no penalty was sought by the Commission against Sasol or its subsidiaries. On 22 February 2012, the Commission concluded settlement agreements with the remaining respondents.

        Sasol Gas    On 30 October 2009, after being advised that certain provisions in a suite of agreements concluded between Sasol Gas, Coal, Energy and Power Resources Limited (CEPR) and Spring Lights Gas (Pty) Ltd. (Spring Lights) constituted contraventions of the Act, Sasol Gas applied for leniency in terms of the Commission's corporate leniency policy and obtained conditional leniency. Subsequent to Sasol Gas' leniency application, the Commission investigated the matter and found that provisions in the agreements resulted in fixing of prices and had the effect of dividing the piped gas market by allocating customers and territories. The suite of agreements related to the establishment of

Spring Lights as a broad-based black economic empowerment (BBBEE) company for the purpose of acquiring a portion of the business of Sasol Gas as part of Sasol's BBBEE strategy at the time.

        On 20 August 2010, Spring Lights concluded a settlement agreement with the Commission in terms of which Spring Lights acknowledged the mentioned contraventions and agreed to pay an administrative penalty of R10,8 million.

        Spring Lights had also made an application to the Commission to exempt the conduct set out in these agreements, on the basis that it promoted the ability of small businesses, or firms controlled or owned by historically disadvantaged persons, to become competitive, in terms of section 10 (3)(b)(ii) of the Act. Spring Lights's settlement agreement was considered by the Tribunal on 1 September 2010 but the matter was postponed sine die to enable the Commission to make a ruling on the exemption application of Spring Lights. On 26 March 2012, the Commission gazetted its refusal to grant the exemption. On 7 August 2012, the Commission again approached the Tribunal regarding the approval of the settlement agreement. The Tribunal again postponed the matter ordering the parties to effect certain amendments to the applicable commercial agreements before the Tribunal would be willing to consider its approval of the settlement agreement.

        Other    From time to time Sasol companies are involved in other litigation and administrative proceedings in the normal course of business. Although the outcome of these proceedings and claims cannot be predicted with certainty, the company does not believe that the outcome of any of these cases would have a material effect on the group's financial results.

Competition matters

        Sasol is continuously evaluating and enhancing its compliance programmes and controls in general, and its competition law compliance programme and controls in particular. As a consequence of these compliance programmes and controls, including monitoring and review activities, Sasol has also adopted appropriate remedial and/or mitigating steps, where necessary or advisable, lodged leniency applications and made disclosures on material findings as and when appropriate. As reported previously, these compliance activities have already revealed, and may still reveal competition law contraventions or potential contraventions in respect of which we have taken, or will take, appropriate remedial and/or mitigating steps including lodging leniency applications.

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

Environmental Orders

        Sasol is subject to loss contingencies pursuant to numerous national and local environmental laws and regulations that regulate the discharge of materials into the environment and that may require Sasol to remediate or rehabilitate the effects of its operations on the environment. The contingencies may exist at a number of sites, including, but not limited to, sites where action has been taken to remediate soil and groundwater contamination. These future costs are not fully determinable due to factors such as the unknown extent of possible contamination, uncertainty regarding the timing and extent of remediation actions that may be required, the allocation of the environmental obligation among multiple parties, the discretion of regulators and changing legal requirements.

        Sasol's environmental obligation accrued at 30 June 2012 was R8 911 million compared to R6 900 million at 30 June 2011. Included in this balance is an amount accrued of approximately R3 842 million in respect of the costs of remediation of soil and groundwater contamination and similar environmental costs. These costs relate to the following activities: site assessments, soil and groundwater clean-up and remediation, and ongoing monitoring. Due to uncertainties regarding future costs the potential loss in excess of the amount accrued cannot be reasonably determined.

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

Regulation

        The South African government has, over the past 17 years, introduced a legislative and policy regime with the imperative of redressing historical, social, and economic inequalities, as stated in the Constitution of the Republic of South Africa, by way of the empowerment of historically disadvantaged South Africans (HDSAs) in the areas of ownership, management and control, employment equity, skills development, procurement, enterprise development and socio-economic development.

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

Empowerment of historically disadvantaged South Africans

Broad-based Black Economic Empowerment Act, 53 of 2003

        Sasol is well aligned with the economic transformation and sustainable development objectives embodied in the South African legislative and regulatory framework governing Broad-Based-Black-Economic Empowerment (BBBEE). The key elements of this framework are the BBBEE Act, the Codes of Good Practice for BBBEE issued by the Minister of Trade and Industry in terms of the Act (the Codes), as well as the Charters (i.e. the Mining Charter and Liquid Fuels Charter in South Africa addressing employment equity) adopted by the various sectors within which Sasol operates businesses and related scorecards. The measures discussed below reflect Sasol's commitment to giving meaningful effect to the letter and spirit of the BBBEE legislative and regulatory framework.

Sasol Inzalo share transaction

        The Sasol Inzalo share transaction is one of the major broad-based black economic empowerment initiatives undertaken by Sasol. The share transaction was approved by Sasol shareholders in May 2008. Its components include employee trusts, the Sasol Inzalo Foundation, a transaction for selected participants, as well as a public offering targeted at black participants. It resulted in the transfer of beneficial ownership of 10% (63,1 million shares) of Sasol Limited's issued share capital before the implementation of this transaction to its employees and a wide spread of black South Africans (BEE participants).

        It has a tenure of 10 years and the effective date of the transaction for the Employee Trusts and the Sasol Inzalo Foundation was 3 June 2008. The effective date of the transaction for the selected participants was 27 June 2008. The effective date for the black public invitations was 8 September 2008. Refer to "Item 5A—Operating results—Sasol Inzalo share transaction".

The Mining Charter

        In October 2002, the government and representatives of South African mining companies and mineworkers' unions reached broad agreement on the Mining Charter, which is designed to facilitate the participation of HDSAs in the country's mining industry.

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

        The Mining Charter was revised after the initial five year period and the revised Mining Charter became effective on 13 September 2010. The revised Mining Charter stated objectives include the:

  •
  Promotion of equitable access to the nation's mineral resources to all the people of South Africa;

  •
  Substantial and meaningful expansion of opportunities for historically HDSAs to enter the mining and minerals industry and to benefit from the exploitation of the nation's mineral resources;

  •
  Utilisation and expansion of the existing skills base for empowerment of HDSAs and to serve the community;

  •
  Promotion of employment and advancement of the social and economic welfare of mine communities and major labour sending areas;

  •
  Promotion of beneficiation of South Africa's mineral commodities; and

  •
  Promotion of sustainable development and growth.

        A number of uncertainties exist with regard to the interpretation of some of the elements of the revised Mining Charter. The scorecard reporting template released by the Department of Mineral Resources also added further elements, not contained in the revised Mining Charter.

        On 11 October 2007, Sasol Mining announced the implementation of a BEE transaction valued at approximately R1,8 billion in terms whereof a black-woman controlled mining company called Ixia Coal (Pty) Ltd. (Ixia), acquired 20% of Sasol Mining's shareholding through the issue of new shares. The transaction increased Sasol Mining's BEE ownership component by 20%. The effective date of the Ixia Coal transaction was 29 September 2010, when the remaining conditions precedent were met. Refer to "Item 5A—Operating results—Sasol Mining Ixia BEE transactions".

        Various discussions took place with the Department of Mineral Resources to acknowledge the contribution of the Sasol Inzalo share transaction, more specifically Sasol Mining's contribution to the Sasol Inzalo Employee Share Option Programme (ESOP), towards Sasol Mining's BEE ownership status. On 11 May 2012, the Deputy Director General of the Department of Mineral Resources approved that the Sasol Inzalo Employee Share Option Programme may be included in the calculation of Sasol Mining's BEE ownership. The combined effect of the Sasol Inzalo Employee Share Option Programme and the Ixia Coal transaction brings the total BEE ownership of Sasol Mining to above 40%. Sasol Mining exceeds the Mining Charter's current requirements of 26% BEE ownership by 2014.

The Liquid Fuels Charter

        In 2000, following a process of consultation, the Department of Minerals and Energy (now the Department of Energy) and a number of companies in the liquid fuels industry, including Sasol Oil,

signed the Liquid Fuels Charter (the Charter) which sets out the principles for the empowerment of HDSA's in the South African petroleum and liquid fuels industry.

        The Charter requires liquid fuels companies, including Sasol Oil, inter alia, to ensure that HDSAs hold at least 25% equity ownership in the South African entity holding their operating assets by the end of a period of 10 years from the date of the signing of the Charter.

        In order to meet the equity ownership objective of the Charter, Sasol Limited concluded a Black Economic Empowerment (BEE) transaction with an HDSA owned company, Tshwarisano LFB Investment (Pty) Ltd. (Tshwarisano) , with an effective date of 1 July 2006, in terms of which transaction Sasol Limited disposed of 25% of its shareholding in Sasol Oil to Tshwarisano. Refer to "Item 5A—Operating results—Broad-based Black Economic Empowerment transactions".

        The Charter also requires liquid fuels companies to adopt policies to further the other empowerment objectives of the Charter, namely inter alia, employment equity, preferential procurement and skills development.

        The Charter further provides for the evaluation by the Department of Energy, from time to time, of the industry's progress in achieving the objectives of the Charter. Given the fact that the aforementioned 10 year period had run its course, the Department of Energy initiated a compliance audit in respect of the Charter in the latter part of the 2010 calendar year. Sasol Oil's compliance with the Charter was audited during the first half of the 2011 calendar year and the final industry report, albeit that the written report has not yet been issued to industry, has been discussed with industry by the Department of Energy on an aggregated basis. Sasol Oil awaits the issuance of the final written report.

BEE policies and legislation

        The Broad Based Black Economic Empowerment Act, underpinned by the scorecard setting out clear targets for broad-based BEE, was promulgated into law on 9 February 2003. The scorecard measures the following areas:

  •
  ownership;

  •
  management and control;

  •
  employment equity;

  •
  skills development;

  •
  procurement;

  •
  enterprise development; and

  •
  socio-economic development.

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

Procurement

        Procurement is a crucial element of BEE as set out in the Liquid Fuels Charter, as well as in other industry charters and government policy. BEE procurement affords smaller industry players the opportunity to participate meaningfully in the sector. As prescribed in the Liquid Fuels Charter, HDSA owned companies are accorded preferred supplier status as far as possible.

        Sasol Oil has established a BEE procurement policy; an enhanced procurement governance model and unique strategies to stimulate growth in its BEE spend.

Corporate social investment

        We focus on facilitating the socio-economic development of the communities in which we operate, through partnerships with key stakeholders in these communities.

        Social investment is presently channelled into five main areas:

  •
  Education (particularly in mathematics and science);

  •
  Job creation and capacity building;

  •
  Health and welfare;

  •
  Arts, culture and sport development; and

  •
  Environment.

The Restitution of Land Rights Act, 22 of 1994

        Our privately held land could be subject to land restitution claims under the Restitution of Land Rights Act, 22 of 1994. Under this act, any person who was dispossessed of rights in land in South Africa as a result of past racially discriminatory laws or practices is granted certain remedies, including, but not limited to:

  •
  restoration of the land claimed with or without compensation to the holder;

  •
  granting of an appropriate right in alternative state-owned land to the claimant; or

  •
  payment of compensation by the state or the holder of the land to the claimant.

        The Restitution of Land Rights Amendment Act became law in February 2004. Under the original act, in the absence of a court order, the power of the Minister of Land Affairs to acquire or expropriate land for restitution purposes is limited to circumstances where an agreement has been reached between the interested parties. This act would entitle the minister to expropriate land in the absence of agreement. Such an expropriation could be for restitution or other land reform purposes. Compensation payable to the owner of the land would be subject to the provisions of the Expropriation Act 63 of 1975 and section 25(3) of the South African Constitution which provides, in general, that compensation must be just and equitable.

        All claims had to have been lodged with the Land Claims Commission by 31 December 1998. Although this was the final date for filing claims, many claims lodged before the deadline are still being reviewed and not all parties who are subject to claims have yet been notified. We have not been notified of any land claim that could have a material adverse effect on our rights to any of our significant properties. Sasol has however been notified of a potential land claim over a property that we believe belongs to Sasol Synfuels, namely the farm Goedehoop 301 IS. During the Land Claims Commission's last visit to the affected property/ies on 24 February 2012, measurements were taken to calculate the size of the land in respect of which the claimants were allegedly dispossessed for purposes of calculating the quantum of compensation payable. Although we have not received any written confirmation in respect of the remedy that will be granted to the claimants in this matter, the Land Claims Commission did indicate verbally that they acknowledge that the land is not suitable for restoration of ownership and all indications are that compensation may be paid to the claimants by the government. Sasol recently received a further notification of a land claim instituted over the parts of the farm Grootvlein 293 IS. Sasol Mining is the owner of Portions 13 and 29 of the farm Grootvlein 293 IS. At this stage it is unclear which portions of the farm fall within the land claim and whether the claim has any merit.

Regulation of mining activities in South Africa

The Mineral and Petroleum Resources Development Act (MPRDA)

        The fundamental principle of the MPRDA, which came into effect on 1 May 2004, is the recognition that the mineral resources of the country are the common heritage of all South Africans and therefore belong to all the people of South Africa. The MPRDA vests the right to prospect and mine, including the right to grant prospecting and mining rights on behalf of the nation, in the state, to be administered by the government of South Africa. Thus, the state is the guardian of all mineral rights and has the right to exercise full and permanent custodianship over mineral resources. However, it contained transitional arrangements for existing operations, to allow these operations to convert its old order rights into new order rights. This transitional period came to an end on 30 April 2009.

        The MPRDA imposes significantly more stringent environmental obligations on mining activities than the repealed Minerals Act and also introduces extensive social and labour plan, mining work programme and prospecting work programme requirements.

        The MPRDA adopts the environmental management principles and environmental impact assessment provisions of the National Environmental Management Act (NEMA). The MPRDA addresses the allocation of responsibilities for environmental damage, pollution and degradation and imposes rehabilitation obligations. It significantly extends the scope of liability of directors who may be jointly and severally liable for any unacceptable negative impact on the environment, advertently or inadvertently caused by the company. It also allows the state to take remedial action and claim costs. It contains the requirement for an environmental management programme/plan for all prospecting and mining operations and prohibits the carrying out of mining activities before the approval of the programme/plan. When rehabilitation is required, it is not limited to the land surface. We comply with the MPRDA. The South African government has also adopted the MPRDA Amendment Act, 49 of 2008, and the NEMA Amendment Act, 62 of 2008, in an effort to streamline environmental approvals. Even though the NEMA Amendment Act has taken effect, the full alignment is dependent on the MPRDA Amendment Act, which, as yet, has not come into effect. The Minister of Mineral Resources confirmed that the MPRDA is currently being revised and that the new MPRDA Amendment Bill will be published before the end of the 2012 calendar year, for comment and public participation. The purpose of the MPRDA Amendment Bill is to address the ambiguities and grey areas within the MPRDA and the issues that arise pertaining to the mining of associated minerals. In light of this, it is expected that the original MPRDA Amendment Act, will not come into effect at all.

Mining rights

        Transitional provisions were included in the MPRDA, which phases out privately held mineral rights held under the repealed legislation. The transitional period came to an end on 30 April 2009, and we have complied with all requirements. All old order prospecting rights have been converted to new order prospecting rights and all our old order mining rights have been converted to new order mining rights. The mining rights in respect of the Mooikraal Operations have been granted for 30 years, while those in respect of the Secunda area have been granted for 10 years, after which both are capable of renewal. The mining rights in respect of the Secunda area were only granted for a

10 year period as Sasol Mining did not comply with the 26% BEE ownership requirement at the time of conversion. However, on 11 May 2012 the Department of Mineral Resources approved that the Sasol Inzalo Employee Share Option Programme contributes to Sasol Mining's BEE status, through Sasol Mining's participation in the Sasol Inzalo Employee Share Option Programme (ESOP). This will take Sasol Mining BEE ownership to above 40%, which will subsequently enable the Department of Mineral Resources to extend the validity period of the mining rights to 30 years. Sasol Mining exceeds the Mining Charter's current requirements of 26% BEE ownership by 2014. In this regard it should be noted that the holder of a mining right has the right to apply and be granted renewal of a mining right, subject to meeting specified requirements of the MPRDA and the Minister of Mineral Resources must grant renewal if these requirements have been met. Rights can be renewed for periods not exceeding 30 years at a time.

        The Mining Titles Registration Amendment Act, 24 of 2003, and regulations have been implemented simultaneously with the implementation of the MPRDA and new amendments to this legislation are under consideration.

        The approved social and labour plans and mining work programmes are now legally enforceable, and we have undertaken and will continue to undertake any appropriate action required to ensure retention of our converted mining rights under the MPRDA. To this effect, an external audit confirmed that Sasol Mining is complying with the Mining Charter and approved social and labour plans.

        Furthermore, royalties from mining activities are payable to the state, as from 1 March 2010, under provisions contained in the Mineral and Petroleum Resources Royalty Act, 28 of 2008, and the Mineral and Petroleum Royalty Administration Act, 29 of 2008. The most significant feature of the acts is that the royalty is determinable in accordance with a formula-based system. The impact on Sasol Mining for the year ended 30 June 2012 is a cost of R34,9 million (2011—R29,9 million) and an estimated cost of R42,9 million for the year ending 30 June 2013 and R50,7 million for the year ending 30 June 2014. The royalty is deductible for normal income tax purposes.

Regulation of pipeline gas activities in South Africa

The Gas Act

        The Gas Act, which is expected to be revised, came into effect on 1 November 2005. The Gas Act regulates matters relating to gas transmission, storage, distribution, liquefaction and re-gasification activities. Among its stated objectives are:

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

  •
  trading in gas.

        NERSA has the authority to determine maximum prices for distributors, reticulators and all classes of consumers where there is inadequate competition as contemplated in the South African Competition Act. NERSA may impose fines not exceeding R2 million a day, if a licencee fails to comply with its licence conditions or with any provisions of the Gas Act. The Piped Gas Regulations issued in terms of section 34(1) of the Gas Act were promulgated on 20 April 2007.

        The Regulatory Reporting Manual (RRM) developed in accordance with NERSA's authority to determine the format for regulatory reporting by licenced entities was gazetted in September 2008, with immediate effect.

        In terms of the RRM, licencees are required to submit six monthly financial reports to NERSA in compliance with the RRM requirements. The RRM obliges licencees to agree to an implementation plan with NERSA, which includes an agreement on a cost allocation manual which will enable the conversion of Sasol Gas' statutory financial statements to the format required by NERSA as well as the date for the submission of the relevant financial statements to NERSA. Sasol Gas submitted its implementation plan and engaged with NERSA in order to agree the process and schedule for implementation. Separate financial reports are required for the different regulated activities of a licencee. Compliance with the RRM requirements necessitates regulatory reporting and accounting activities in addition to the existing statutory accounting and reporting requirements of Sasol Gas and Republic of Mozambique Pipeline Investments Company (Pty) Ltd. (Rompco). Sasol Gas implemented substantial upgrades to its Enterprise Resource Planning (ERP) system in 2010 in order to enable compliance with the RRM requirements. In accordance with the RRM implementation plan agreed with NERSA, Sasol Gas is required to make its first regulatory report submission by the end of November 2013 in respect of the 2013 financial year. Rompco has submitted its first regulatory report in September 2011, for the 2010 financial year, and is expected to submit the 2011 regulatory report during the second half of the 2012 calendar year.

The National Energy Regulator Act

        The National Energy Regulator Act came into operation on 15 September 2005. The National Energy Regulator Act provides for the establishment of a single regulator to regulate the piped gas, petroleum pipeline and electricity industries and for the functions and composition of the energy regulator. A draft National Energy Regulator Amendment Bill has been published for comment and Sasol has subsequently commented on the proposed changes.

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

        According to Section 35 of the Gas Act, licence applications for existing business activities had to be submitted to NERSA within six months from the effective date of the Gas Act (2 May 2006) by any person owning or operating gas facilities or trading in gas. Accordingly, Rompco submitted an application for the operation of a gas transmission facility in respect of the Mozambique to Secunda pipeline. This licence to operate a transmission facility was issued to Rompco on 21 February 2007. After completion of the Rompco compressor station in Komatipoort, South Africa, this operating licence was amended to also include the operation of the compressor station. Sasol Gas submitted licence applications for the operation of distribution and transmission facilities as well as for trading in gas.

        All the licence applications have been compiled in accordance with the Gas Act and the rules published by NERSA. On 27 October 2008, Sasol Gas was granted 29 distribution and trading licences in respect of its operations in the Mpumalanga, Gauteng, Free State and North West provinces in

South Africa and on 23 March 2009, was granted seven distribution and trading licences in the KwaZulu-Natal province, South Africa. On 12 November 2010, Sasol Gas was granted operating licences in respect of all its inland transmission facilities.

        The licence applications in respect of the Sasol Gas' transmission operations in the KwaZulu-Natal province were approved on 15 December 2011. All construction activities relating to the distribution and transmission pipeline networks of Sasol Gas are undertaken subject to the relevant construction licences as prescribed by the Gas Act.

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

  •
  the administration of the agreement.

        At the conclusion of the 10 year period provided for in the Regulatory Agreement, the transmission and storage tariffs for piped gas and gas prices charged by Sasol Gas will be subject to regulation by NERSA in terms of the regulatory powers of NERSA established by the Gas Act. In this regard, NERSA has promulgated the tariff methodology that will apply to gas transmission and storage operations and NERSA has published the methodology that will apply to the approval of maximum prices in terms of the Gas Act.

        As part of the Gas Act, the Regulatory Agreement forms part of the legislation and, as such, the same legislative processes generally applicable to changes in legislation would apply to it.

        Although we negotiated a 10 year regulatory dispensation (two years remaining until 2014) with the South African government covering the supply of Mozambican natural gas to the South African market, we cannot assure that the enactment of the Gas Act and the appointment of the NERSA will not have a material impact on our business, operating results, cash flows and financial condition.

The Gas Regulator Levies Act

        The Gas Regulator Levies Act came into effect on 1 November 2005. It provides for the imposition of levies by the Gas Regulator on the amount of gas delivered by importers and producers to inlet flanges of transmission or distribution pipelines. These levies will be used to meet the general administrative and other costs of the gas regulation activities of NERSA and the functions performed by NERSA in this regard. In terms of the Act, NERSA has to submit a budget to the Minister of Mineral Resources, which after approval by the minister in conjunction with the Minister of Finance, will be relayed into a levy charged as a per gigajoule levy on the volumes of gas transported. The collection of levies commenced in September 2006. During the NERSA financial year which ended on 31 March 2012, Sasol Gas paid a total amount of R42,3 million in levies under this Act. For the NERSA financial year ending on 31 March 2013, the levies have been confirmed to be R0,3498/GJ (2011—R0,2872/GJ). The levies have yet to receive required ministerial approval. It is anticipated that approximately R55,5 million will be paid in levies during this period.

Regulation of petroleum-related activities in South Africa

The Petroleum Products Amendment Act (Amendment Act)

        The Amendment Act, which amends the Petroleum Products Act and became effective in 2006, prescribes that a person may not be involved in the activities of manufacturing, wholesaling, holding or development of retail sites and retail sale of petroleum products without the appropriate licence having been issued in terms of the Amendment Act. The Amendment Act deems any person, who was, at the time of commencement of an act amending the Petroleum Products Act in 2003, involved in the aforementioned activities, to be a holder of a licence for that activity, provided such person has applied for such licence. With the exception of licences for new retail site developments, applications for which are approved on an ongoing basis on a per site basis, Sasol Oil is not at risk from a licensing perspective.

        The Amendment Act entitles the Minister of Energy to regulate the prices, specifications and stock holding of petroleum products and the status in this regard is as follows:

  •
  A regulatory price review was conducted and the Department of Energy is in a process of developing working rules for new price calculation methodologies. New pricing structures are expected to come into force during December 2013. As the outcome is not yet final we are not able to predict the effect of this on Sasol Oil;

  •
  Changes to align South African liquid fuels specifications with those prevailing in Europe are currently under discussion. It is expected that these new specifications will pertain to all liquid fuels consumed in South Africa by July 2017. Compliance with these new specifications will require substantial, however as yet not finalised, capital investments at both National Petroleum Refiners of South Africa (Pty) Ltd. (Natref) and Sasol Synfuels. Discussions regarding cost recoveries and/or incentives for these prospective capital investments are ongoing with the South African government; and

  •
  Regulations to oblige licenced manufacturers and/or wholesalers to keep minimum levels of market-ready petrol, diesel, illuminating paraffin, jet fuel and liquid petroleum gas (LPG) are currently under consideration by the Department of Energy. No indications on volumes, cost recovery and compensation mechanisms are as yet available as yet.

        We cannot assure you that the application of these regulations will not have a material adverse effect on our business, operating results, cash flows and financial condition.

        The Petroleum Products Act authorises the Minister of Energy to promulgate regulations and we cannot assure you that the application of these provisions of the Act, or the promulgation of regulations in terms thereof, will not have a material adverse effect on our business, operating results, cash flows and financial condition.

The Petroleum Pipelines Act

        The Petroleum Pipelines Act (the Act), which became effective in 2005, establishes a petroleum pipelines authority, namely NERSA, as custodian and enforcer of the regulatory framework applicable to petroleum pipelines, storage facilities and loading facilities.

        The Act provides that no person may construct, or operate, a petroleum pipeline, loading facility or storage facility without a licence issued by NERSA. It enables NERSA to impose conditions on such licences including the setting and approval of petroleum pipeline, storage facility and loading facility tariffs for third party access.

        We have been granted licences for our regulated facilities. Applications for tariffs have been submitted in terms of the NERSA rules. The applications are of an interim nature, as Sasol Oil is not yet in a position to fully comply with the applicable regulatory information request from NERSA. Sasol Oil has agreed a process with NERSA to implement the NERSA prescribed RRM that will enable NERSA to fully execute its regulatory mandate in this regard.

        It is unlikely that the tariffs, once approved, will have a material financial impact on Sasol Oil.

        The Act authorises the South African Minister of Energy to promulgate regulations and we cannot assure you that the application of these provisions of the Act, or the promulgation of regulations in terms thereof, will not have a material adverse effect on our business, operating results, cash flows and financial condition.

Safety, health and environment

        We are committed to operating under safe working practices, eliminating incidents and avoiding harm to people, facilities and the environment. Our safety, health and environment (SHE) performance is driven by the quest for continuous improvement that will help us achieve our vision of being a world class company.

        We focus on our safety, health and environmental responsibilities through our SHE policy, strategy and essential requirements. These essential requirements are also extended to joint ventures in which we participate, subject to specific provisions in the joint venture agreements.

        Our combined mining, fuels and chemical operations are subject to numerous local, national and regional safety, health and environmental laws and regulations in Southern Africa, Europe, the US, Canada, the Asia-Pacific region, the Middle East and the Indian subcontinent. Our global operations, including marketing and logistics, are also affected by international environmental and chemical conventions.

Safety, health and environment policy and management systems

        We have adopted a systems approach to the management of SHE risks. We have a single corporate SHE policy, supplemented by individual business unit policy declarations. Matters of safety, health and environment are treated as critical business issues. Management of safety, health and environmental matters includes the setting of targets, performance measurement, reporting, review and audit.

        In order to ensure that our safety, health and environmental performance is aligned with our group targets and objectives, SHE internal audits and external verification audits are carried out regularly. All of our businesses are required to track their SHE performance and quarterly reports are submitted to operating boards, the group executive safety, health and environment committee (acting as a sub committee of the group executive committee (GEC) and to the group risk and safety, health and environment committee. At the highest level, the risk and safety, health and environment committee of the Sasol Limited board considers the major risks and liabilities, progress on our internal indicators of performance and any major incidents and events of non-compliance. Specific governance structures were developed to address greenhouse gas challenges facing the group. In September 2010, Project Everest was constituted as a group strategic project, managed by Sasol's group strategy department. Project Everest is, amongst other things, managing the group response to the South African government's publication of a white paper on a climate change response policy and carbon tax discussion documents. In 2012, Project Mars was also constituted. The objective of this strategic project is to resolve uncertainties and ensure the implementation of proper strategies and programs to address the current air quality legislative challenges and concerns. Eventually, this project will also cover waste legislation. We have established an internal carbon credit management committee, which is governed within our Sasol New Energy business unit, to facilitate the governance of carbon credits obtained through, amongst others, the clean development mechanism (CDM). We support the voluntary Energy Efficiency Accord championed by the South African Department of Energy.

        Our businesses are required to manage their safety, health and environmental risks in line with internationally accredited management systems. On safety, health and environmental management systems, our operating businesses have achieved International Standards Organisation (ISO) 14001 certification and Occupational Health and Safety Assessment Service (OHSAS) 18001 certification, as well as Responsible Care® verification.

Health and safety management

        Occupational safety.    Tragically four people lost their lives in work-related incidents in 2012 and, while this is a significant improvement in comparison to the previous year's performance, it is a major concern and challenge for Sasol. The Safety Improvement Plan, developed in 2010, has progressed well and remains the group framework for more specific safety programmes in the business units. Preventing fatalities and repeat incidents is a top business priority.

        Fires, explosions and releases.    The manufacture of Sasol products involves using flammable and toxic substances, often at high pressures and temperatures. Hence, managing the risk of fires, explosions and releases of hazardous substances is essential for us. Fires, explosions and releases are reported and investigated and efforts to reduce the frequency and severity of these events are managed through the Sasol Incident Investigation Standard, which is part of the Process Safety Management System.

        The Process Safety Management System is based on the requirements of the US Occupational Safety and Health Administration Process Safety Management and US Environmental Protection Agency (US EPA) Risk Management Program regulations. Through the application of these standards, the risks of releases of hazardous substances are minimised. These standards apply to all Sasol operations worldwide, including those in the US.

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

        All Sasol sites have identified and quantified their major risks with regards to major fire, explosion or releases, through a systematic Process Hazard Analysis process. Risk mitigation plans are in place. We maintain a comprehensive insurance programme to address identified risks. It is our policy to procure property damage and business interruption insurance cover for our production facilities above acceptable deductible levels at acceptable commercial premiums. However, full cover for all scenarios of maximum losses may in some years not be available at acceptable commercial rates and we cannot give any assurance that the insurance procured for any particular year would cover all potential risks sufficiently or that the insurers will have the financial ability to pay claims.

        Health.    Although Sasol has strong pro-active measures for managing occupational health, work related illnesses continue to be diagnosed specifically in our Sasol Mining operations. Most of these can be attributed to historic exposures. The specific illness recordings is exacerbated by an increasing age profile of our employees in mining and the prevalence of Human Immunodeficiency Virus (HIV)/Acquired Immune Deficiency Syndrome (AIDS) which diminishes the immune system and increases likelihood of contracting tuberculosis as a secondary disease.

        Emissions.    Because of the nature of some of our processes, including coal gasification for the production of petrochemical products, our operations generate relatively high carbon dioxide emissions. Our coal gasification operations are situated in South Africa, which is classified as a developing country in terms of the Kyoto Protocol and though we are largely exempt from the emissions reduction targets required under the Protocol, we have implemented a successful project to replace coal as a feedstock with natural gas at our Sasolburg chemical operations. It is important to note that South Africa has submitted voluntary emission reduction pledges for the Copenhagen Accord, which were captured in the Climate Change Response White Paper. Refer also to "Item 3.D—Risk factors—Changes in safety, health and environmental regulations and legislation and public opinion may adversely affect our business, operating results, cash flows and financial condition".

        In recent years, global understanding and awareness regarding climate change have increased significantly. Potential CTL technology providers are experiencing an increasing number of questions regarding their CTL technology and how the carbon dioxide (CO2) emitted will be addressed to combat climate change. We have initiated a focused and coordinated approach to understanding and providing solutions to reduce CO2 emissions from our CTL and other ventures. We regularly review our greenhouse gas (GHG) policy and GHG targets as developments in the international carbon negotiations take place. We have set targets for reducing GHG emissions intensity by 15% by 2020 on the 2005 baseline. In addition, new CTL plants commissioned before 2020 have a target emissions reduction of 20%, increasing to 30% reduction for new CTL plants commissioned by 2030 (with the 2005 designs as the baseline) as a precautionary measure. The Sasol New Energy business is pursuing opportunities in renewable energy, low carbon electricity, energy efficiency, clean coal which includes underground gasification and carbon capture and storage. Some of these potential solutions are not yet proven on a large scale and face regulatory, economic, technical, geological and geographical challenges.

        We monitor and measure ambient air quality around our South African plants. Our operations in the US have reduced reported emissions under the Toxic Release Inventory by over 92% since reporting began in 1987. Significant efforts are being made to reduce hydrogen sulphide and volatile organic compound emissions emanating from our Secunda operations, the former mainly brought about by the commissioning of a sulphuric acid plant. Moreover, the implementation of a leak detection and repair programme will result in significant decreases in fugitive emissions from our operations. Several interventions aimed at reducing high risk volatile organic compound releases have been identified which could realise absolute reductions.

        Water.    Water use is increasingly becoming a source of concern, not only in mining, but in all our operations, in particular in South Africa, Qatar and other arid countries. A series of water treatment and saving programmes and projects were introduced or are currently under way to address challenges in all of our operations. Current initiatives in South Africa include water offsetting projects in collaboration with local authorities. We have also set internal targets for water efficiency. Sasol endorsed the United Nations Global Compact CEO Water Mandate which presents a comprehensive approach to water management. It is a voluntary initiative developed to inspire business to positively contribute to sustainable water resource management.

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

        Product Stewardship.    We have a product stewardship implementation plan according to the requirements of the International Council of Chemicals Associations (ICCA) global product strategy (GPS). The implementation of the GPS requires a new, more structured and far wider process for chemical products management within the chemical industry and with customers and other stakeholders.

        We are following all changes in product registration requirements in regions such as the US and Asia-Pacific (e.g. China) in order to ensure compliance to these requirements and maintaining the ability to trade our products lawfully.

        This includes the European Registration, Evaluation, and Authorisation of Chemicals (REACH) regulations that came into effect on 1 June 2007, aiming to improve the protection of human health and the environment while maintaining competitive trade. We acknowledge the requirements of REACH and will ensure that these substances that constitute our products and that are subject to REACH will meet these requirements.

Regions in which Sasol operates and their applicable legislation

South Africa

        In South Africa, we operate a number of plants and facilities for the manufacture, storage, processing and transportation of chemical feedstock, products and wastes. These operations are subject to numerous laws and ordinances relating to safety, health and the protection of the environment.

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

        National Environmental Management Act.    The National Environmental Management Act (the Act) provides for co-operative environmental governance and coordination of the environmental functions of the government. The Act regulates environmental authorisation requirements, compliance and provides for enforcement measures including provision for fines of up to R10 million. These governance and enforcement measures also extend to special environmental management acts, such as the Waste Act, the Water Act and the Air Quality Act. The Act principally imposes a duty of care on persons who have or may pollute or degrade the environment and other responsible parties to take reasonable measures to prevent and remediate environmental damage, protects workers refusing to undertake environmentally hazardous work and provides for control over emergency incidents. Non-compliances with provisions on, amongst other things, the duty of care and reporting of incidents, is now regarded as offences under the Act.

        National Environmental Management: Biodiversity Act.    This act deals with various issues relating to biological diversity including its management and conservation.

        Mineral and Petroleum Resources Development Act.    Environmental governance with respect to mining, prospecting, production and exploration is still regulated under the MPRDA. This act makes provision for the effective management of impacts associated with mining activities. An environmental management programme or plan (EMP) must be compiled and approved by the Department of Mineral Resources, and regularly reviewed. The EMP is required to cover potential environmental as well as socio-economic impacts. This act further requires the making of financial provision for the rehabilitation or management of negative environmental impacts.

Water protection

        The National Water Act (the Act) provides for the equitable allocation of water for beneficial use, sustainable water resource management and the protection of the quality of water resources. The Act establishes water management procedures and protects water resources through the licensing of various uses of water. It also includes provisions for pollution prevention, remediation requirements and emergency incident management. The Department of Water Affairs is implementing a pricing strategy (in future to include a Waste Discharge Charge System) aimed at allocating the appropriate price for the use of water, which may have a significant impact on operational costs.

        A significant part of our operations, including mining, chemical processing and others, require use of large volumes of water. South Africa is generally an arid country and prolonged periods of drought or significant changes to current water laws could increase the cost of our water supplies or otherwise impact our operations.

Air quality protection

        The National Environmental Management: Air Quality Act.    This act came into full effect on 1 April 2010. In terms of this act, the Department of Environmental Affairs (the Department) imposes stricter standards on air quality management in South Africa, through the adoption of internationally accepted ambient and minimum point source emission standards. The minimum point source emission standards impose different standards for new and existing facilities effective from 1 April 2010. New facilities must comply with the standards immediately. Existing facilities have five years within which to comply with standards imposed thereon and must comply with the standards imposed for new facilities within 10 years. Compliance with the minimum point source emission standards will result in significant capital and operational costs.

        The Department has declared the Vaal Triangle (where the Sasolburg plant is situated) and the Highveld area (where our Secunda operations are situated) as Priority Areas. The Vaal Triangle and Highveld Priority Area Air Quality Improvement Plans are being finalised and implemented. Compliance with the provisions of these plans will have significant cost implications. Some of our processes in South Africa, especially coal gasification, result in relatively high carbon dioxide emissions. South Africa is considered a developing country in terms of the Kyoto Protocol and, accordingly, it is largely exempt from the emissions reductions required. Government has committed to emission reduction pledges under the voluntary Copenhagen accord which are now incorporated in the National Climate Change Response White Paper.

Waste

        The National Environmental Management: Waste Act.    This act took effect on 1 July 2009. The act introduces new legislative requirements on all aspects of waste management in a comprehensive manner. The act also regulates on contaminated land management, but this section of the act is not in effect yet and is dependent on the finalisation of regulations and standards on contaminated land which is expected in the 2013 calendar year. The act imposes various duties on holders of waste (being any person who stores, accumulates, transports, processes, treats and disposes of waste). These duties are potentially far reaching as waste is broadly defined. The act also requires licences to be obtained for the commencement, undertaking or conducting of waste management activities. The act further regulates waste information systems and provides for specific regulation of priority wastes.

Hazardous substances

        Hazardous Substances Act.    This act provides for the control and licensing of substances that may cause injury, ill-health or death to human beings by reason of their toxic, corrosive, irritant, strongly sensitising or flammable nature.

        Occupational Health and Safety Act.    Regulations have also been proposed by the Department of Labour for inclusion in this act, providing for the adoption of the United Nations Globally Harmonised System for the classification and labelling of chemicals. This will facilitate alignment with existing international practices.

Other legislation

        The National Road Traffic Act.    This act and its regulations regulate the road transportation of dangerous goods and substances. This act provides specifications for road tankers, classification of dangerous goods, labelling, duties of responsible persons, compatibility of multi-loads, driver training and dangerous substance documentation.

        The National Railway Safety Regulator Act.    This act provides for similar regulation in respect of rail transport.

        The Explosives Act.    This act consolidates the laws relating to the manufacture, storage, sale, transport, importation, exportation and the use of explosives and imposes an authorisation requirement for the manufacture and storage, as well as for the import, export and sale of explosives.

        The Fertilisers, Farm Feeds, Agricultural Remedies and Stock Remedies Act.    This act regulates the registration, importation, sale, acquisition, disposal or use of fertilisers, among other products.

Health and safety

        Occupational Health and Safety Act.    This act covers a number of areas of employment activity and use of machinery in South Africa, excluding mining activities. This act imposes various obligations on employers and others to maintain a safe workplace and minimise the exposure of employees and the public to workplace hazards and establishes penalties and a system of administrative fines for non-compliance.

        Mine Health and Safety Act.    This act is to protect the health and safety of persons at mines by requiring that employers and others ensure that their operating and non-operating mines provide a safe and healthy working environment, determining penalties and a system of administrative fines for non-compliance and giving the Minister of Mineral Resources the right to restrict or stop work at any mine and require an employer to take steps to minimise health and safety risks at any mine.

        Compensation for Occupational Injuries and Diseases Act.    The purpose of this act is to provide for compensation for disablement caused by occupational injuries or diseases sustained or contracted by employees in the course of their employment, or for death resulting from such injuries or diseases. This act is administered by the Minister of Labour, through a Director-General who manages a compensation fund to which employers contribute, directly or indirectly. Where indirect contributions are made, these contributions are made to a mutual association, which acts as the insurer in respect of claims against the employers. All employers, with the exception of those in national, provincial and local government, are required either to register under the act or to be fully insured against related liabilities.

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

General environmental care

        The lack of a general environmental code in Germany means that no guideline legislation is available for general environmental care. In terms of the act regulating on the Assessment of Environmental Impacts, the environment impact assessment (EIA) is an instrument of preventative environmental care that is legally binding. This has been introduced in existing public procedures for the licensing of, or considerable amendment to, certain projects of relevance to the environment, including chemical facilities. Issues relating to general environmental care are addressed by the environmental provisions of the Regional Planning Act and other specific and planning law. The Environmental Liability Act provides for liability where human life or health is disturbed and where emissions have entered the soil, water or the air, the owner of a facility is liable on a fault basis and irrespective of whether the damage was caused as a result of a hazardous incident or during normal operations. Installations that pose a particular risk to the environment must have provisions for sufficient cover, an obligation which may be met by arranging liability insurance.

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

        Chemicals Act.    This act is complemented by the Plant Protection Act and the Fertilisers Act, as well as by legislation on animal feedstuffs and human foodstuffs and by substance-related provisions in other areas of care of the environment. This also includes the provisions concerning the environmental impacts of genetic technology under the Genetic Technology Act.

        Avoidance, recovery and disposal of waste.    The Closed Substance Cycle and Waste Management Act regulates the avoidance, recovery and disposal of waste. The aim of this act is to promote an economy based on closed substance cycles, thus conserving resources, and to guarantee the environmentally sound disposal of waste. Wherever waste cannot be avoided, recovered or used to produce energy, it must be removed from the cycle and, as a matter of principle, be disposed of within Germany in a way that is not detrimental to the common good.

        Waste Transportation Act.    This act regulates the transport of waste into, out of or through the area of application of the act and creates the basis for the establishment of a solidarity fund to finance the return of waste exported illegally.

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

Hazardous substances

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

General environmental care

        The Environmental Decree (Legislative Decree 152/2006) came into force in 2006, regulating the most important environmental matters, including authorisations, emissions, water management, wastes and remediation and environmental damages. Several decrees were issued detailing different aspects of the law.

        European Directive 96/61/CE (Integrated Pollution Prevention and Control) provides that companies must obtain an integrated authorisation for all environmental impact.

Specific environmental protection legislation

        Emission control.    Environmental protection and the technical requirements for the licensing of all installations from which emissions emanate is regulated by Legislative Decree 152/06, section 5.

        Avoidance, recovery and disposal of waste.    Legislative Decree 152/06, Part 4, incorporates the principle of 'polluters pay' and further provides for cradle to grave liability for waste. Legislative Decree 4/2008 introduced some requirements about Waste Water Treatment and Risks analysis compliance for underground water contamination.

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

Hazardous substances

        Regulation of hazardous substances.    Legislative Decree 52/1997, implemented in Italy, the EU Directive, relevant to classification, packaging and labelling of dangerous substances. Legislative Decree 65/2003 implemented the EU Directives relevant to classification, packaging and labelling or dangerous preparations. All hazardous substances, as per the scope identified in the EU REACH Regulation, are subject, to a registration and notification process before they can be brought onto the market. Hazardous substances and mixtures must be classified in accordance with the EU CLP Regulation in line with their hazardous properties. Further regulations prohibiting and limiting manufacture, marketing and use also apply.

Health and safety

        Legislative Decree (LD) 81/08, governs Safety and Occupational Health (including construction work) with the exclusion of Major Hazards (Seveso). This Decree imposes obligations on an employer with regards to workplace health and safety and also provides for liability related to health and safety incidents.

United States

        In the US, we operate a number of plants and facilities for the storage and processing of chemical feedstock, products and wastes. These operations are subject to numerous laws and ordinances relating to safety, health and the protection of the environment.

Environmental compliance

        Sasol North America (Sasol NA), Sasol Wax and Merisol are subject to numerous federal, state, and local laws and regulations that regulate the discharge of materials into the environment or that otherwise relate to the protection of human health and the environment. As with the chemical industry, generally, compliance with existing and anticipated environmental, health, safety, and process safety laws and regulations increases the overall cost of business, including capital costs to construct, maintain, and upgrade equipment and facilities. These laws and regulations have required, and are expected to continue to require Sasol NA, Sasol Wax and Merisol to make significant expenditures of both a capital and expense nature. Environmental compliance expenditures for Sasol NA and Merisol's manufacturing sites for the next five years are estimated to range from US$2 million to US$6 million per year.

Remedial action

        Sasol NA's total estimated liability at 30 June 2012 for its 10% share of Bayou Verdine and the Calcasieu Estuary CERCLA Site is about US$1,2 million. Under the agreement for the acquisition of Sasol Chemie, 80% of Sasol NA's estuary related remediation costs are expected to be indemnified by RWE-DEA AG, and will continue to be indemnified until at least 1 March 2023.

Canada

        In 2011, Sasol acquired various interests in natural oil and gas properties in British Columbia through a joint venture partnership with Talisman Energy Inc. These properties are governed by numerous Canadian provincial (and to a lesser degree, federal) requirements.

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

First Nation consultations

        A unique and prominent factor in Canadian safety, health and environmental law (SHE law) is the recognition of First Nations rights and the reconciliation of those rights with those held by government or private individuals. In the case of British Columbia, the constitutional recognition of First Nations rights stems from Treaty 8, signed in 1899 between the Crown and First Nations. Government regulators, as a result must often discharge a constitutional duty to "consult and accommodate" First Nations in the course of their regulatory functions. Many aspects of consultation and accommodation have been formalised in the British Columbia oilpatch in the form of agreements and procedures, which continue to evolve in response to judicial guidance. These agreements and procedures often delegate consultation duties to private operating entities. An overview of the First Nation engagement activities carried out of the joint venture indicated a comprehensive and proactive program in line with best practices for the industry.

Occupational and workplace safety

        The provincial government's Workers Compensation Act and supporting regulations and policies set out detailed rules respecting workplace safety. Special rules (found in this act's regulations) apply to the petroleum sector.

Mozambique

        In Mozambique, Sasol operates a processing plant and associated facilities for the extraction and processing of natural gas and condensate and transportation of natural gas. The Central Processing Facility (CPF) has been in operation since February 2004. These operations are subject to numerous Mozambican laws and regulations as well as World Bank Group requirements and best practice standards.

        Environmental, health and safety regulations.    The Ministry for the Coordination of Environmental Affairs (MICOA) coordinates environmental affairs in Mozambique. A National Environmental Management Programme is the policy document outlining the priorities for environmental management and sustainable development in Mozambique. This programme contains a National Environmental Policy, a proposal for Framework Environmental Legislation and Environmental Legislation and an Environmental Strategy.

        The Framework Environmental Law (20/97) provides a legal framework for the use and correct management of the environment and its components and to assure sustainable development in Mozambique. This law is applicable to all public or private activities that may directly or indirectly influence the environment. It requires licensing of activities that are liable to cause significant environmental impacts. The granting of an environmental licence is subject to the preparation and approval of an appropriate level of environmental impact study and management plan. The body of environmental legislation is growing and comprises the Regulation on Environmental Impact Assessment Process (45/2004 of 29 September), the Regulation on Environmental Quality and Effluent Emissions Standards (18/2004), the Regulation on Environmental Auditing (32/2003), the Regulation on Environmental Inspections (11/2006), the Regulation on Waste Management (13/2006), General Directives for Environmental Impact Studies (129/2006), the Public Participation Process (130/2006) and a Decree (56/2010) on Environmental Regulation for Petroleum Operations.

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

Qatar

        In Qatar, we participate in a joint venture involving a number of plants and facilities for the storage and processing of chemical feedstock, products and wastes. These operations are subject to numerous laws and ordinances relating to safety, health and the protection of the environment.

        Environmental regulation.    All public or private development plans, including industrial, agricultural and infrastructure projects are required to follow the Environmental Protection Law and obtain an environmental authorisation permit from the Ministry of Environment (MOE). The MOE is also responsible for environmental protection and conservation in the State of Qatar.

        The Environmental Protection Law, Decree-Law No. (30) of 2002 is aimed at protection of the environment, prevention of pollution (short-and long-term) and sustainable development by providing for development of natural resources for the benefit of the present and future generations, the protection of society, human health and other living creatures, and protection of the environment from the damaging effect of activities outside of the State of Qatar.

        The Executive By-Law for the Environmental Protection Law, issued vide the Decree Law No. 30 for the Year 2002 (the By-Law) stipulates specific standards and regulations to meet the objectives of The Environmental Protection Law. This includes regulations on determining the environmental impact of projects (requirements to conduct an EIA), emergency response plans for environmental disasters, hazardous wastes and materials, air pollution, water pollution, protection of marine environment. It also includes annexure regulations on:

  •
  Air protection.    Prescribing standards for air quality for different industries;

  •
  Water protection.    Prescribing standards for pollutants and limitations for discharges into the water; and

  •
  Waste.    Regulates the management and trans-boundary movement of hazardous wastes. In addition it regulates the import, production, handling and transportation of hazard materials including the categorisation, labelling, separation and packing of hazardous materials.

        Consent to Operate (CTO).    This is ORYX GTL's operating permit issued under the Authority of Law, 30 of 2002, and its By-Law No. 4 of 2005 and is renewable on an annual basis. This permit stipulates general monitoring requirements, waste water quality standards, point source air emission standards, overall noise level limit, handling and storage of hazardous wastes, chemical use, records and emergency response programmes.

        The State of Qatar has implemented CDM, an initiative to reduce the emission of greenhouse gases. Gas flaring mitigation and the reduction of carbon emissions were among the two key areas focused on by the State of Qatar as part of its commitment towards CDM.

        The Environmental Design Basis (EDB) stipulates the environmental standards that should be followed during the project phase.

        Occupational Health and Safety Administration (OSHA).    There is no regulatory authority for safety or health in Qatar and therefore ORYX GTL used the internationally recognised OSHA standards as guidelines where applicable.

Iran

        In Iran, we participate in a joint venture involving a number of plants and facilities for the storage and processing of chemical feedstock, products and wastes. These operations are subject to numerous laws and ordinances relating to safety, health and the protection of the environment.

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

  •
  Air protection law.    Stipulates standards for air quality for different industries;

  •
  Water protection law.    Provides standards for pollutants in case of effluent discharges, which may impact on the environment; and

  •
  Waste and hazardous substance law.    Regulates the management and transportation of general and hazardous wastes. It further regulates the responsibility for managing, handling, labelling, storage, separation, packing and transportation of hazardous materials.

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

Other countries

        In a number of other countries we are engaged in various activities that are regulated by local and international laws, regulations and treaties. In Malaysia, China and other countries, we operate plants and facilities for the storage, processing and transportation of chemical substances, including feedstock, products and waste. In the United Arab Emirates, Nigeria, Gabon and other countries, we are involved, or are in the process of being involved, in exploration, extraction, processing or storage and transportation activities in connection with feedstock, products and waste relating to natural oil and gas, petroleum and chemical substances. Our operations in the respective jurisdictions are subject to numerous laws and regulations relating to exploration and mining rights and the protection of safety, health and the environment.

4.C    Organisational Structure

        Sasol Limited is the ultimate parent of the Sasol group of companies. Our wholly owned subsidiary, Sasol Investment Company (Pty) Ltd., a company incorporated in the Republic of South Africa, holds primarily our interests in companies incorporated outside South Africa. The following table presents each of Sasol's significant subsidiaries (including direct and indirect holdings), the nature of business, percentage of shares of each subsidiary owned and the country of incorporation at 30 June 2012.

Name	Nature of business	Percentage ownership		Country of incorporation
Sasol Mining (Pty) Ltd.	Coal mining activities	89,8	(1)	South Africa
Sasol Mining Holdings (Pty) Ltd.	Holding company for the group's mining interests	100		South Africa
Sasol Synfuels (Pty) Ltd.	Production of liquid fuels, gases and chemical products and refining of tar acids	100		South Africa
Sasol Technology (Pty) Ltd.	Engineering services, research and development and technology transfer	100		South Africa
Sasol Financing (Pty) Ltd.	Management of cash resources, investment and procurement of loans (for South African operations)	100		South Africa

Name	Nature of business	Percentage ownership		Country of incorporation
Sasol Investment Company (Pty) Ltd.	Holding company of the group's foreign investments (and investment in movable and immovable property)	100		South Africa
Sasol Chemical Industries Limited	Production and marketing of mining explosives, gases, petrochemicals, fertilisers and waxes.	100		South Africa
Sasol Gas Holdings (Pty) Ltd.	Holding company for the group's gas interests	100		South Africa
Sasol Oil (Pty) Ltd.	Marketing of fuels and lubricants	75		South Africa
Republic of Mozambique Pipeline Investments Company (Pty) Ltd.	Owning and operating the natural gas transmission pipeline between Temane in Mozambique and Secunda in South Africa for the transportation of natural gas produced in Mozambique to markets in Mozambique and South Africa	50	(3)	South Africa
Sasol Chemical Holdings International (Pty) Ltd.	Investment in the Sasol Chemie group	100		South Africa
Sasol Chemicals Europe Limited	Marketing and distribution of chemical products	100		United Kingdom
Sasol Chemicals Pacific Limited	Marketing and distribution of chemical products	100		Hong Kong
Sasol Financing International Plc	Management of cash resources, investment and procurement of loans (for operations outside South Africa)	100		Isle of Man
Sasol Gas Limited	Marketing, distribution and transportation of pipeline gas and the maintenance of pipelines used to transport gas	100		South Africa
Sasol Group Services (Pty) Ltd.	Supplier of functional core and shared services to the Sasol group of companies	100		South Africa
Sasol Oil International Limited	Buying and selling of crude oil	75	(2)	Isle of Man
Sasol Petroleum International (Pty) Ltd.	Exploration, development, production, marketing and distribution of natural oil and gas and associated products	100		South Africa
Sasol Canada Exploration and Production Limited (SCEPL)	General partner in, and management of, the Sasol Canada Exploration and Production Limited Partnership (SCEP LP) which holds Sasol's upstream interests in the Sasol Talisman Montney Partnership in Canada	100		Canada
Sasol Canada Holdings Limited	Downstream studies and activities in Canada and limited partner with SCEPL in the SCEP LP	100		Canada
Sasol Polymers International Investments (Pty) Ltd.	Holding company for Sasol Polymers' foreign investments	100		South Africa
Sasol Synfuels International (Pty) Ltd.	Develop and implement international GTL and CTL ventures	100		South Africa

Name	Nature of business	Percentage ownership		Country of incorporation
Sasol Wax International Aktiengesellschaft	Holding company for Sasol Wax (outside South Africa) operations	100		Germany
Sasol Wax GmbH	Production, marketing and distribution of waxes and wax related products	100		Germany
Tosas Holdings (Pty) Ltd.	Investment holding company	75	(2)	South Africa
National Petroleum Refiners of South Africa (Pty) Ltd.	Refining crude oil	47,73	(2)	South Africa
Sasol Chemie GmbH and Co. KG	Investment in the Sasol Germany GmbH, Sasol Solvents Germany GmbH and Sasol Olefins and Surfactants GmbH	100		Germany
Sasol Germany GmbH	Production, marketing and distribution of (chemical products) olefin and surfactant products	100		Germany
Sasol Solvents Germany GmbH	Production and marketing of solvents	100		Germany
Sasol Italy SpA	Trading and transportation of oil products, petrochemicals and chemical products and derivatives	99,9		Italy
Sasol Holdings USA (Pty) Ltd.	To manage and hold the group's interests in the United States	100		South Africa
Sasol North America Inc.	Manufacturing of commodity and specialty chemicals	100		United States

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

Our Mozambican facilities

        In Mozambique, natural gas and condensate is produced from the Pande-Temane PPA asset which is operated by Sasol Petroleum Temane Limitada, a subsidiary of Sasol Petroleum International (Pty) Ltd. (SPI). Production from the Temane and Pande fields is processed through a central processing facility (CPF) on a site of approximately 400 000 m2. The CPF is located some 700 km north of the Mozambican capital, Maputo.

        The processed gas is supplied to local markets in Mozambique and the South African gas market via the pipeline owned by the Republic of Mozambique Pipeline Investments Company (Pty) Ltd., which is 50% Sasol owned.

Our Gabon facilities

        In Gabon, oil is produced from the Etame Marin Permit asset which is operated by VAALCO Gabon (Etame) Inc. The facilities are located some 35 km offshore southern Gabon. Production from the Etame field is by means of subsea wells and through a floating production, storage and off-loading (FPSO) vessel contracted from Tinworth and which is moored offshore at the field location. Production from the Avouma and Ebouri fields is through minimum facilities fixed platforms which are tied back by pipelines to the FPSO. The processed oil is stored in tanks on the FPSO and is exported monthly by tanker.

Our Canadian facilities

        In Canada, natural gas and condensate are produced from the unconventional (shale/tight gas) Farrell Creek and Cypress A assets which is operated by Talisman Energy Inc. Production is via a number of wells, gathering lines and processing facilities located in British Columbia. The approximate total gross size of the properties is 54 274 acres for Farrell Creek and 57 255 acres for Cypress A.

Our facilities in Germany

        Sasol Solvents has manufacturing sites based at two locations in Germany, the most significant of these facilities is Moers (site size approximately 808 000 m2; plant size 400 000 m2).

        After the disposal of the Witten site in February 2012, the operations of Sasol Olefins & Surfactants are based at two locations in Germany, namely at Brunsbüttel (site size approximately 2,0 million m2; plant size 500 000 m2) and Marl (site size approximately 160 000 m2; plant size 75 000 m2).

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

Our facilities in Qatar

        ORYX GTL is a gas-to-liquids plant, located at Ras Laffan Industrial City, situated along the northeast coast of Qatar (site size approximately 1,327 km2).

Our catalyst manufacturing facilities in Sasolburg and The Netherlands

        Sasol Cobalt Catalyst Manufacturing (Pty) Ltd. is a wholly owned subsidiary of SSI and has the following catalyst manufacturing interests:

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

Our facilities in Iran

        Arya Sasol Polymer Company's operations comprise an ethane cracker and two polyethylene plants located in a 72 hectare area, within the Pars Special Economic Energy Zone in Bushehr Province on the Persian Gulf.

        For more information regarding capital expenditure in respect of these properties and the related facilities and operations, refer to "Item 4.A—History and development of the company—Capital expenditure" for a description of our material plans to construct, expand and enhance our facilities.

Mining properties and operations

Mine systems and their production capacity

        Sasol Mining operates six mines, the annual nominated capacities and actual production values are indicated in the following table:

  Nominated capacity and production

Mine	Nominated capacity per year(1) (Mt)	2012 actual production (Mt)	2011 actual production (Mt)
Bosjesspruit (Secunda)	8,2	7,3	6,8
Brandspruit (Secunda)	8,4	7,1	6,5
Middelbult (Secunda)	8,5	7,4	7,6
Syferfontein (Secunda)	9,7	10,0	9,7
Twistdraai Export (Secunda)	6,4	6,3	6,1
Sigma : Mooikraal (Sasolburg)	2,0	1,9	1,9

(1)
The 2012 nominated capacity of the mines is the expected maximum production of that mine during normal operational hours.

        All mines employ the underground board and pillar mining method, using continuous miners. At Sasolburg, the Sigma Mine was established in 1950 and the Mooikraal shaft started production during 2006. In the Secunda area, production at the first two mines, Brandspruit and Bosjesspruit, commenced in 1977. Twistdraai and Middelbult followed during the early 1980s, while Syferfontein started production in 1992. In 1996, the Twistdraai Export mine was commissioned. The mine boundaries are extended based on ongoing studies and new planning. All the production equipment is either replaced or overhauled on a regular basis according to a managed maintenance system.

Processing operations

        Export business—Secunda operations.    The export business was initiated in August 1996 as part of a growth strategy. To date, a total of 48,9 Mt of coal has been exported and 2,2 Mt of coal has been sold locally. This was beneficiated from 128,7 Mt at the Twistdraai Export Plant, from 1996 through 2012. Coal is fed to the beneficiation plant from the existing Twistdraai mine. The beneficiation plant produces a primary export product with an ash content of approximately 13,2% (air dried) as well as a secondary product for the Sasol Synfuels market.
        The export beneficiation plant has a design throughput capacity of 10,5 Mt per year. In 2012, 6,1 Mt was processed. The plant consists of a primary and secondary beneficiation stage. The primary stage comprises three modules with two identical feed streams each. The coal is fed at a rate of 300 tons per stream per hour, which is fed into three 800 millimetre (mm) diameter dense medium cyclones. There are a total of 18 cyclones in the primary stage. The secondary stage consists of two modules with two 1 000 mm diameter dense medium cyclones.

        The run of mine (ROM) coal is transported via overland conveyor belts to the export beneficiation plant from the Twistdraai mine. The export product is loaded onto trains by means of a rapid load-out system, and then transported to the Richards Bay Coal Terminal (RBCT) in KwaZulu-Natal.

        The existing nameplate capacity at the RBCT was increased from 76 Mt to 91 Mt per year, following the commissioning of the Phase V expansion in May 2010. Sasol Mining has a 5% share in the original capacity of this terminal, which corresponds to the existing entitlement of 3,6 Mt per year. For the foreseeable future, it is anticipated that Sasol Mining will only export approximately 2,85 Mt per year. This is largely due to the phasing in process of the Phase V entrants and availability of export entitlement to new participants at RBCT.

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

        Directional drilling.    Directional drilling from surface to in-seam has been successfully applied for several years. A circular area with a radius of approximately 2 km of coal deposit can be covered by this method, from one drill site. The main objective of this approach is to locate dolerite dykes and transgressive dolerite sills, as well as faults with displacements larger than the coal seam thickness.

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

        Aeromagnetic surveys.    Many explorations were usually aero-magnetically surveyed before the focused exploration was initiated. The main objective is to locate magnetic dolerite sills and dykes, as well as large-scale fault zones.

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

Computation and storage of geological information

        Geological information is stored in a Sequel Server database. Data validation and quality checking through several in-house methods is conducted regularly. A new geological database (Acquire) is currently being installed to assist with data integrity. Data modelling is conducted by manual interpretation and computer-derived geological models, using the Minex 6 edition of the GEMCOM/MINEX software. Reserves and composite qualities are computed using established and recognised geo-statistical techniques.

General stratigraphy

        The principal coal horizon, the Number 4 Lower Coal Seam, provides some 90,35% (2011—88,9%) of the total proved and probable reserves. The Number 4 Lower Coal Seam is one of six coal horizons occurring in the Vryheid Formation of the Karoo Supergroup, a permo-carboniferous aged, primarily sedimentary sequence. The coal seams are numbered from the oldest to the youngest.

        Characteristics of the Number 4 Lower Coal Seam. The Number 4 Lower Coal Seam is a bituminous hard coal, characterised by the following borehole statistics:

  •
  The depth to the base of the seam ranges from 40 m to 241 m with an average depth of 135 m below the surface topography. All the current mining done on this seam is underground;

  •
  The floor of the seam dips gently from north to south at approximately 0,5 degrees;

  •
  The thickness of the seam varies in a range up to 10 m with a weighted average thickness of 3,3 m. In general, thinner coal is found to the south and thicker coal to the west adjacent to the Pre-Karoo basement highs;

  •
  The inherent ash content (air dried basis) is an average 28,6%, which is in line with the coal qualities supplied during the past 30 years to Sasol Synfuels;

  •
  The volatile matter content is tightly clustered around a mean of 19,5% (air dried); and

  •
  The total sulphur content (air dried), which primarily consists of mineral sulphur in the form of pyrite and minor amounts of organic sulphur, averages 1,08% of the total mass of the coal.

        The other potential coal seam is:

  •
  The Number 2 Coal Seam at Middelbult mine and Impumelelo colliery have been included into Sasol Mining's reserve base.

  Mining parameters and assumptions used during reserve estimation

  •
  Minimum mining height (meters):  the minimum mining height used is 2,2 m. The exception is Bosjesspruit mine, where the height is 1,5 m.

  •
  Maximum mining height (meters):  the maximum mining height used is 4,8 m (Syferfontein and Thubelisha).

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

  •
  Geological loss factor:  the geological loss factors vary in the respective blocks from 5,0% (Twistdraai) to 35,0% (Block 5 East) and averages at 10,7% in the operational mines. The geological loss factor is a discount factor applied to the gross in situ tonnage to take into account as yet unobserved geological features, which may occur. The geological loss factor is therefore a function of the borehole density and known geological complexity of the area, as well as the judgment of the competent person involved.

  •
  Mine layout losses:  the mine layout loss factors, expressed as a percentage of the in situ coal reserves used varies between 13,5% for Middelbult and 45,7% for Brandspruit where panels have been laid out but not scheduled. The mine layout loss factor is a discount factor required to account for the expected loss of coal reserves, due to actual mining activities, not reaching the defined boundary of the mineable in situ coal reserve block. The mine layout loss factors applied are therefore a function of the complexity of the depicted actual and anticipated geological structures and the actual historical loss factors experienced.

  •
  Mine method losses:  this is the coal left behind in the roof due to not mining the full seam. The reason for this being safety, leaving a protective layer of coal in the roof of the coal seam. Losses reported are 16,3% (2011—15,8%) for Syferfontein, 0,7% (2011—0,7%) for Twistdraai and 7,7% (2011—5,3%) for Sigma Mooikraal.

  •
  Mining losses:  mining loss factor, expressed as a percentage of the mineable in situ coal reserve, vary between 33,1% for Thubelisha shaft (2011—34,0%) and to adjust over 65,2% (2011—60,0%) for the Number 2 Seam at Impumelelo and Middelbult. The factor for Twistdraai and Thubelisha is low due to the high proportion of stooping tons left and the factor for Syferfontein and Middelbult is higher than other mines due to the lack of high extraction. The mining loss factor is the discount factor required to account for the expected loss of coal reserves, due to actual mining activities, which requires support pillars to be left in situ. The mining loss factors

(1)
The safety factor is calculated by dividing the strength of the pillar by the stress acting on the pillar. The strength of the pillar is determined by the inherent strength of the coal material, the width of the pillar and the height of the pillar. The stress on the pillar is the result of the pillar load, which is determined by the depth of mining, the pillar width and the board width.

    applied are therefore a function of the mining method used and planned to be used, as well as the actual historical loss factors experienced.

  •
  Contamination factor:  the contamination factor expressed as a percentage of the extractable coal reserve, varies between 0,5% (2011—0,38%) for Syferfontein and 6,2% for Bosjesspruit (2011—4,7%). The contamination factor refers to the extraneous coal and non-coal material which is unintentionally added to the practical mining horizon, as a result of the mining operations. The contamination factors applied are therefore a function of expected geological conditions in the immediate roof and floor of the mining horizon, as well as the actual and historical contamination factors experienced. Contamination factors are also influenced by the equipment selection relative to the planned mining height.

  •
  Superficial moisture factor:  the superficial moisture factor, expressed as a percentage of the extractable coal reserve, varies between 3,6% for Twistdraai and 5,2% for the C2 at Middlebult. The superficial moisture refers to the extraneous moisture added to the extracted coal as a result of the mining operations. The factors applied are therefore based mostly on the historical factors experienced.

Reserve estimation (remaining reserves at 31 March 2012)

        We have approximately 4,0 billion tons (Bt) (2011—4,6 Bt) of gross in situ proved and probable coal reserves in the Secunda Deposit and approximately 1,3 Bt (2011—1,4 Bt) of recoverable reserves. The coal reserve estimations are set out in table 1 below. Reported reserves have not been decreased by the synthetic oil reserves as reported in the supplemental oil and gas information, as the reserve disclosure in this section is inclusive of Sasol Mining's total coal resources and reserves available for mining operations. The different reserve areas are depicted on maps on pages M-4 and M-5, as well as whether a specific reserve area has been assigned to a specific mine.

Table 1.

Coal reserve estimations(1) as at 31 March 2012, in the Secunda area where Sasol Mining has converted mining rights (signed on 29 March 2010) in terms of the Mineral and Petroleum Resources Development Act, Act 28 of 2002

Reserve area	Gross in situ coal resource(2) (Mt)(5)	Geological discount (Mt)(5)	Mine layout losses (Mt)(5)	Extraction rate (%)	Recoverable reserves(3) (Mt)(5)	Beneficiated yield(4) (%)	Proved/ probable
Middelbult mine, number 4 seam	795	126	107	42	256	100	Proved
Middelbult mine, number 2 seam	67	14	11	41	19	100	Proved
Bosjesspruit mine	379	35	111	54	141	100	Proved
Twistdraai mine	48	2	11	55	21	P51,S20	Proved
Syferfontein mine	437	26	55	39	144	100	Proved
Brandspruit mine	126	7	58	49	38	100	Proved
Twistdraai Thubelisha shaft	389	65	51	67	149	P35,S45	Proved
Impumelelo, Block 2, number 4 seam	666	47	172	47	227	100	Proved
Impumelelo, Block 2, number 2 seam	311	22	76	35	63	100	Probable
Block 2 South, number 4 seam	363	98	49	54	122	100	Probable
Block 2 South, number 2 seam	133	36	18	54	45	100	Probable
Block 5 East	184	64	22	45	47	100	Probable
Block 3 South	141	38	19	58	52	100	Probable

Total Secunda area	4 039				1 324

(1)
The coal reserve estimations in this table were compiled under supervision of Mr Viren Deonarain and Mr Jakes Lock. The "South African Code for Reporting of Minerals Resources and Minerals Reserves (The SAMREC Code 2007 edition)" dealing with competence and responsibility, paragraph 7, state Documentation detailing Exploration Results, Mineral Resources and Mineral reserves from which a Public Report is prepared, must be prepared by, or under the direction of, and signed by a Competent Person. Paragraph 9 states: A 'Competent Person' is a person who is registered with SACNASP, ECSA or PLATO, or is a Member or Fellow of the SAIMM, the GSS or a Recognised Overseas Professional organisation (ROPO). The Competent Person must comply with the provisions of the relevant promulgated Acts. Mr J Swart (Pr.Nat.Sc), on behalf of Golder and Associates performed a comprehensive and independent audit of the coal resource/reserve estimations in July 2011 and the estimates were certified as correct. The current estimation is still in line with the audited reserve and resources statement of July 2011. The estimation of the reserves is compliant with the definition and guidelines as stated in the SAMREC and JORC codes, as well as SEC Industry Guideline 7.

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

Coal qualities per associated reserve estimation (remaining reserves at 31 March 2012)

        In tables 2 and 3, additional information regarding coal qualities is provided.

Table 2.

Coal qualities, on an air dry basis, in respective coal reserve areas, where Sasol Mining has converted mining rights in respect of the Secunda mining complex in terms of the Mineral and Petroleum Resources Development Act, Act 28 of 2002.

Reserve area	Wet/ dry tons	Average Inherent Moisture Content (%)	Average Superficial Moisture Content (%)	Assigned/ unassigned	Steam/ metallurgical coal	Heat Value (air dry) basis MJ/kg	Sulphur (air dry basis)
Middelbult mine	Wet	4,0	n/a	Assigned	Steam	20,4	0,8
Bosjesspruit mine	Wet	3,5	n/a	Assigned	Steam	20,5	1,1
Twistdraai mine	Wet	3,6	n/a	Assigned	Steam	21,0	1,1
Syferfontein mine	Wet	5,4	n/a	Assigned	Steam	21,9	0,8
Brandspruit mine	Wet	3,9	n/a	Assigned	Steam	18,4	1,3
Twistdraai, Thubelisha shaft	Wet	4,3	n/a	Assigned	Steam	21,1	1,1
Impumelelo, Block 2, number 4 seam.	Wet	4,1	n/a	Assigned	Steam	18,1	1,2
Impumelelo, Block 2, number 2 seam	Wet	3,7	n/a	Assigned	Steam	17,5	0,8
Block 2 South, number 4 seam	Wet	4,1	n/a	Unassigned	Steam	18,2	1,2
Block 2 South, number 2 seam	Wet	3,6	n/a	Unassigned	Steam	17,4	0,7
Block 5 East	Wet	3,7	n/a	Unassigned	Steam	20,8	1,0
Block 3 South	Wet	3,6	n/a	Unassigned	Steam	21,9	0,7

Table 3.

Coal qualities, on an as received basis, in respective coal reserve areas, where Sasol Mining has converted mining rights in the Secunda mining complex in terms of the Mineral and Petroleum Resources Development Act, Act 28 of 2002.

Reserve area	Wet/ dry tons	Average Inherent Moisture Content (%)	Average Superficial Moisture Content (%)	Assigned/ unassigned	Steam/ metallurgical coal	Heat Value (as received) basis MJ/kg	Sulphur (as received basis)
Middelbult mine	Wet	4,0	4,8	Assigned	Steam	20,3	0,8
Bosjesspruit mine	Wet	3,5	4,2	Assigned	Steam	20,5	1,0
Twistdraai mine	Wet	3,6	3,4	Assigned	Steam	20,8	1,1
Syferfontein mine	Wet	5,4	3,9	Assigned	Steam	21,8	0,9
Brandspruit mine	Wet	3,9	3,8	Assigned	Steam	18,4	1,3
Twistdraai mine, Thubelisha shaft	Wet	4,3	4,0	Assigned	Steam	21,0	1,0
Impumelelo, Block 2, number 4 seam	Wet	4,1	3,7	Assigned	Steam	18,0	1,1
Impumelelo, Block 2, number 2 seam	Wet	3,7	3,7	Assigned	Steam	17,5	0,8
Block 2 South, number 4 seam	Wet	4,1	3,1	Unassigned	Steam	18,0	1,1
Block 2 South, number 2 seam	Wet	3,6	2,7	Unassigned	Steam	17,2	0,7
Block 5 East	Wet	3,7	2,9	Unassigned	Steam	20,8	0,9
Block 3 South	Wet	3,4	3,6	Unassigned	Steam	21,8	0,7

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

Legal rights on coalfields

        Prospecting permits and mining authorisations (including the underlying mineral rights) were substituted with interim statutory rights to be converted into new order rights in accordance with the transitional provisions of the Mineral and Petroleum Resources Development Act, 28 of 2002, which came into effect on 1 May 2004. Sasol Mining, therefore, held these interim statutory rights (old order mining rights) to mine more than 98% of the mineral rights previously owned in the Secunda area. Sasol Mining's old order mining rights consisting of 163 687 hectares of coal rights in respect of the Secunda area and 4 938 hectares in respect of the Mooikraal operation near Sasolburg were converted into new order mining rights on 29 March 2010. The four converted mining rights in respect of the Secunda Complex comprises the total reserve area depicted in table 1 and plan in attachment page M-5. Refer to also "Item 4.B Business Overview—Regulation of mining activities in South Africa". In respect of the Mooikraal Operation in the Free State, the relevant old order mining right was also converted and signed on 29 March 2010. In addition, Sasol Mining was granted a mining right in respect of small reserve blocks situated within or adjacent to the Mooikraal operation.

Sasolburg operations

Exploration history

        The Northern Free State area in South Africa was first explored in the late 1930s. The exploration was conducted by drilling core recovery boreholes over the current Sasolburg area. Some boreholes were initially drilled by the South African government. The Sigma mine was established in 1950. Subsequent drilling by the General Mining and Finance Corporation in the 1960s identified more coal reserves in the southwest of the existing Sigma mine as well as extensions to the south and east. Page M-4 includes a map showing the location of our Sasolburg coal operations.

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

        The Sigma: Mooikraal mine started production during 2006. The production for 2012 is 2,0 Mt (2011—1,9 Mt), where the number 3B seam is mined.

Selected mining horizon

        The determination of the selected mining horizon is driven primarily by the required coal quality for the steam process at Sasol Infrachem. In order to define the mining horizon, detailed sampling, with associated coal seam descriptions, are conducted. From this, both a visual and chemical correlation of the plies are made.

Reserve estimation

        Sasol Mining has 60,7 Mt (2011—63,0 Mt) proved recoverable coal reserves for supply to Sasol Infrachem for steam generation from the number 3B coal seam. The reserve estimation is depicted in Table 4 below.

Table 4.

Coal reserve estimation(1) of proved and probable reserves, in areas where Sasol Mining has converted mining rights in the Sasolburg mining complex, in terms of the Mineral and Petroleum Resources Development Act, Act 28 of 2002.

Reserve area	Coal seam	Gross in situ coal resource(2) (Mt)(5)	Geological discount (Mt)(5)	Mine layout losses (Mt)(5)	Extraction Rate (%)	Recoverable Coal reserves(3&4) (Mt)(5)	Proved/ probable
Sigma : Mooikraal (Remainder)	3B	240	20	66	43	61	Proved

Total Sasolburg area		240				61

(1)
The coal reserve estimations in this table were compiled under supervision of Mr Viren Deonarain and Mr Jakes Lock. The "South African Code for Reporting of Minerals Resources and Minerals Reserves (The SAMREC Code 2007 edition)" dealing with competence and responsibility, paragraph 7, state Documentation detailing Exploration Results, Mineral Resources and Mineral reserves from which a Public Report is prepared, must be prepared by, or under the direction of, and signed by a Competent Person. Paragraph 9 states: A 'Competent Person' is a person who is registered with SACNASP, ECSA or PLATO, or is a Member or Fellow of the SAIMM, the GSS or a Recognised Overseas Professional organisation (ROPO). The Competent Person must comply with the provisions of the relevant promulgated Acts. Mr J Swart (Pr.Nat.Sc), on behalf of Golder and Associates performed a comprehensive and independent audit of the coal resource/reserve estimations in July 2011 and the estimates were certified as correct. The current estimation is still in line with the audited reserve and resources statement of July 2011. The estimation of the reserves is compliant with the definition and guidelines as stated in the SAMREC and JORC codes, as well as SEC Industry Guideline 7.

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

Coal qualities per associated reserve estimation (remaining reserves at 31 March 2012)

        In tables 5 and 6 additional information regarding coal qualities is provided.

Table 5.

Coal qualities on an Air Dry Basis, per reserve estimation area, in areas where Sasol Mining has converted mining rights in the Sasolburg mining complex in terms of the Mineral and Petroleum Resources Development Act, Act 28 of 2002.

Reserve area	Wet/ dry tons	Average inherent moisture content (%)	Average superficial moisture content (%)	Assigned/ unassigned	Steam/ metallurgical coal	Heat Value (air dry basis) MJ/kg	Sulphur (air dry basis)
Sigma : Mooikraal (Remainder)	Wet	4,7	n/a	Assigned	Steam	21,0	0,9

Table 6.

Coal qualities on an as received basis, per reserve estimation area, in areas where Sasol Mining has converted mining rights in the Sasolburg mining complex in terms of the Mineral and Petroleum Resources Development Act, Act 28 of 2002.

Reserve area	Wet/ dry tons	Average inherent moisture content (%)	Average superficial moisture content (%)	Assigned/ Unassigned	Steam/ metallurgical coal	Heat value (as received basis) MJ/kg	Sulphur (air dry basis)
Sigma : Mooikraal (Remainder)	Wet	4,7	4,2	Assigned	Stream	20,5	0,9

Synthetic oil activities

        Refer to "Item 4. D Property, plants and equipment—Mining properties and operations" for details regarding our mining properties, coal exploration techniques and the mining parameters and assumptions used during the estimation of synthetic oil reserves.

  Synthetic oil equivalent production, production prices and production costs

        The following table sets forth a summary of the synthetic oil equivalent average sales price and related production costs for the year shown:

	2012 South Africa (Rand per unit)	2011 South Africa (Rand per unit)
Average sales price per barrel	865,76	675,76
Average production cost per barrel	337,53	304,61

Oil and gas production and exploration operations

        Sasol Petroleum International (Pty) Ltd. (SPI) manages global upstream interests and activities including exploration, appraisal, development and production. Through SPI, its subsidiaries and Canadian holding companies, Sasol currently has equity in producing assets with proved natural oil and gas reserves in Mozambique, Gabon and Canada; and interests in licences in Africa and the Asia Pacific region for exploration and development.

Mozambique producing assets

        In Mozambique, natural gas and condensate is produced from the onshore Pande-Temane Petroleum Production Agreement (PPA) asset. Sasol Petroleum Temane Limitada, a subsidiary of SPI, is the operator and holds a 70% working interest in the asset under the terms and conditions of the Pande-Temane PPA. Production of natural gas and condensate is from the Temane and Pande onshore gas fields via a central processing facility (CPF) located some 700 km north of the Mozambican capital, Maputo. The CPF has been fully operational since the start of production from Temane in 2004. Production from Pande commenced in 2009. In 2012, the net economic interest production from the Pande-Temane PPA assets amounted to 81,10 billion standard cubic feet (Bscf) of gas and 0,30 million barrels (MMbbl) of condensate; and the net economic interest proved reserves at 30 June 2012 are estimated to be 1 451,10 Bscf of gas and 3,55 MMbbl of condensate.

Mozambique exploration and development assets

        We also have equity in five non-producing licences which are operated by SPI subsidiaries, two onshore and three of which are offshore. In the onshore Mozambique Pande-Temane petroleum sharing agreement (PSA) licenced area we hold a 100% interest, with Empresa Nacional de Hidrocarbonetos (ENH), the national oil company of Mozambique, being entitled, under the terms of the PSA, to a calculated share in any production. Two areas have been declared discoveries and are currently subject to appraisal.

        The other onshore Mozambique licenced area is the Exploration and Production Concession Block A, in which we hold a 100% paying interest, with ENH assigned a 10% carried interest until field development.

        Offshore Mozambique, we hold a 58,8% paying interest in the Exploration and Production Concession Blocks 16 & 19 (our partner holds a 41,2% paying interest), with ENH assigned a 15% carried interest until field development. One area of the licence has been declared a discovery and the assessment of the development potential was recently completed. In the shallow water part of the licence all petroleum operations have been suspended until the Strategic Environmental Assessment (SEA) is in place.

        The other offshore Mozambique licences are the Exploration and Production Concession M-10 and Sofala. In M-10, we have a 50% paying interest (our partner holds a 50% paying interest), with ENH assigned a 15% carried interest until field development. In Sofala, we have a 100% paying interest, with ENH assigned a 15% carried interest until field development.

Gabon producing assets

        In Gabon, oil is produced from the offshore Etame Marin Permit asset. Under the terms of the Etame Marin Permit Exploration and Production Sharing Contract, we hold a 27,75% interest in the areas covered by Production Permits and a 30% interest in the exploration areas. The asset is operated by VAALCO Gabon (Etame) Inc. The permit contains three oil fields (Etame, Avouma and Ebouri) as well as other discoveries and prospects. The Etame field came on stream in 2002 and is producing oil through a floating production, storage and off-loading (FPSO) vessel moored over the Etame field. In 2007, the Avouma field was brought on stream, and the Ebouri field was brought on stream in 2009. Both these fields produce oil via minimum facilities fixed platforms that are tied back by pipelines to the Etame FPSO where production is commingled, processed and exported.

        In 2012, the net economic interest production from the Etame Marin Permit asset amounted to 1,5 MMbbl oil and the net economic interest proved reserves at 30 June 2012 are estimated to be 4,0 MMbbl oil.

Canada producing assets

        In Canada, natural gas and condensate are produced from the unconventional (shale/tight gas) Farrell Creek and Cypress A assets located in British Columbia. We acquired our 50% working interest in Farrell Creek and Cypress A by means of two transactions, with licence participation commencing 1 January 2011, from Talisman Energy Inc., who operate the assets under the terms and conditions of the Talisman Sasol Montney Partnership agreements. Our equity is held via Canadian holding companies, which are subsidiaries of Sasol Investment Company (Pty) Ltd., a wholly-owned subsidiary of Sasol Limited, and is managed by SPI. Farrell Creek comprises 7 licences and 19 leases covering approximately 54 274 acres of land, and contains 81 producing wells (at 30 June 2012), gas gathering systems and a 320 MMscf/d processing facility. Cypress A comprises 7 licences and 20 leases covering approximately 57 255 acres of land, and contains 6 producing wells and associated gas gathering systems. Production from the Cypress A asset is sold through nearby third party processing facilities.

        In 2012, production from the Farrell Creek and Cypress A assets amounted to 17,0 Bscf gas and 0,01 MMbbl condensate; and the net economic interest proved reserves at 30 June 2012 are estimated to be 55,21 Bscf gas and 0,22 Mbbl condensate.

Other areas of exploration and development assets

        In July 2011, SPI partnered with Origin Energy to acquire three coal bed methane (CBM) and coal prospecting licences, PL134/2010, PL135/2010 and PL136/2010, in Botswana. SPI and Origin formed an incorporated joint venture (Kubu Energy Resources (Pty) Ltd.) to hold the licences, with each shareholder having a 50% share in the company. SPI is the operator of the exploration work programme which is carried out by its local subsidiary, Sasol Petroleum Botswana (Pty) Ltd. (SPB). In accordance with the licence obligations, the joint venture is committed to a minimum work programme that includes drilling and evaluating up to 10 coreholes on each licence area and executing a production pilot on one of the licences to determine the feasibility of commercial development.

        In Papua New Guinea, at the end of 2012, we had an interest in four onshore Petroleum Prospecting Licences. In PPL-285, following a farm-out that was ratified in March 2012, our interest was 41%, and in PPL-286, PPL-287 and PPL-288 our interest was 51%. In June 2012, we obtained agreement from the Department of Petroleum and Energy to amalgamate the remaining prospective acreage in the north of PPL-285 and PPL-288 under a new licence (PPL-426 with Sasol equity 41%). Ministerial approval has been received during September 2012 and these changes will be ratified and the relinquishment of the southern parts of PPL-285 and PPL-288, and all of PPL-286 will be effected.

        In the offshore Northwest Shelf of Australia we had, at the end of 2012, an interest in three licences. We are, however, in the process of transferring our 18% equity interest in the Apache Northwest operated WA-388 licence to our partners, which is effective from the expiry of year 6 of the licence (in August 2012). Our other two interests are in the ACP-52 and WA-433 licences. The ACP-52 licence is operated by Finder Exploration (Pty) Ltd. and we have a 45% interest. We acquired our 35% equity in the Woodside Energy Limited operated WA-433 licence in 2012, with formal government approval of our farm-in gazetted in July 2012.

        In Nigeria, we hold interests in two licences. In the offshore deepwater OML-140 Oil Mining Licence we have a 5% interest. The licence is operated by Chevron. One area of OML-140 has been declared a discovery and the assessment of the development potential is ongoing. The licence also includes part of the Bonga SW/Aparo (BSWAp) oil field, in which we have a 0,375% interest. The BSWAp field is operated by Royal Dutch Shell under the terms of a Pre-Unitisation Agreement. In the offshore deepwater OPL-214 Oil Prospecting Licence we have a 5% interest. The licence is operated by ExxonMobil. The licence includes four discoveries, and the assessment of the development potential is ongoing. The operator applied for conversion of OPL-214 to an Oil Mining Licence which, upon receipt, will be effective from the expiry date of the third exploration period in June 2012.

        We are in the process of re-assigning, to the original licence concessionaires, our 6% interest in the Nigeria OPL-247 Oil Prospecting Licence and are awaiting Ministerial approval of this.

        In 2012, we divested our 5% interest in the Nigeria/São Tomé e Príncipe JDZ Block 1 licence.

        In South Africa, we have a 10% interest in the offshore Block 3A/4A Exploration Rights/Production Rights licence which is operated by BHP Billiton.

Reserve disclosure

        Proved developed and proved undeveloped reserves estimates:    The table below summarises the proved developed and proved undeveloped reserves of natural oil and gas for the producing assets managed by SPI, as at 30 June 2012. The total proved reserves estimate is 258,8 million barrels in oil equivalent terms.

Summary of natural oil and gas proved reserves at 30 June 2012

	Oil (Millions of barrels)	Natural gas (Billions of cubic feet)	Total Oil equivalent(1) (Millions of barrels)
Proved developed
Mozambique	1,7	796,1	134,3
Gabon	3,5	—	3,5
Canada(2)	0,2	55,2	9,4

	5,4	851,3	147,2

Proved undeveloped
Mozambique	1,8	655,0	111,0
Gabon	0,6	—	0,6
Canada(2)	—	—	—

	2,4	655,0	111,6

Total proved reserves	7,8	1 506,3	258,8

(1)
Six billion cubic feet of natural gas is converted to one million barrels of oil equivalent.

(2)
Canada reserves relate to unconventional natural gas (shale/tight gas).

        Mozambique proved reserves:    The Mozambique proved reserves are contained in the Pande-Temane PPA asset. These represent the net economic interest volumes that are attributable to SPI after the deduction of production tax. The reserves are limited by take or pay quantities defined by three existing gas sales agreements for the remainder of the terms of the contracts.

        Gabon proved reserves:    The Gabon proved reserves are contained in the Etame Marin Permit asset. These represent the net economic interest volumes attributable to SPI after application of the terms of the Exploration and Production Sharing Contract.

        Canada proved reserves:    The Canada proved reserves are contained in the Farrell Creek and Cypress A unconventional (shale/tight gas) assets. Full development of these assets will require around 3 000 wells, of which only 3% have been drilled to date. In view of the low natural gas price in Western Canada and North America, the extensive remaining development plan has slowed to adjust to market conditions. Reserves are presently limited to those volumes of gas and condensate that are forecast to be produced from existing wells.

        Changes to proved reserves:    The table below presents in oil equivalent terms the proved reserves of natural oil and gas for the producing assets managed by SPI, over the years shown and identifies the reasons for the changes in the estimates.

Natural oil and gas proved reserves at 30 June 2012
(oil equivalent, million barrels)

	Mozambique	Gabon	Canada	Total
Balance at 30 June 2010	271,0	4,6	—	275,6
Revisions	0,6	0,9	—	1,5
Improved recovery	—	0,2	—	0,2
Purchases	—	—	9,7	9,7
Commercial arrangements	—	(0,1)	—	(0,1)
Production	(13,5)	(1,9)	(0,5)	(15,9)

Balance at 30 June 2011	258,1	3,7	9,2	271,0
Revisions	1,1	1,1	3,0	5,2
Improved recovery	—	0,6	—	0,6
Commercial arrangements	—	0,1	—	0,1
Production	(13,8)	(1,5)	(2,8)	(18,1)

Balance at 30 June 2012	245,4	4,0	9,4	258,8

Proved developed
At 30 June 2010	136,2	2,7	—	138,9
At 30 June 2011	123,3	3,7	1,2	128,2
At 30 June 2012	134,3	3,5	9,4	147,2
Proved undeveloped
At 30 June 2010	134,8	1,9	—	136,7
At 30 June 2011	134,8	—	8,0	142,8
At 30 June 2012	111,0	0,6	—	111,6

        Proved undeveloped reserves converted to proved developed reserves:    The proved undeveloped reserves converted to proved developed reserves in 2012 (approximately 150 Bscf) in Mozambique resulted from the completion of the 183 MGJ/a expansion project of which the majority of the capital expenditure was incurred prior to 2012.

        During 2012, the capital expenditure made in Canada, with the drilling of additional wells and the installation of refrigeration units at the processing facility, resulted in the conversion of 8,0 million barrels of oil equivalent proved undeveloped reserves to proved developed reserves. The net capital expenditure to Sasol was R5 022 million for well pad developed preparation, drilling and completion and R1 063 million for refrigeration units and associated infrastructure. The actual spending incurred by Sasol is affected by the capital carry obligations that form part of the consideration for Sasol's acquisition of its interest in the assets. For drilling and completions and in-field activities Sasol pays 50% (in line with equity holding) plus 85% of the Talisman share until the capital carry obligation is fulfilled. This means that Sasol's expenditure on the drilling and completions and in-field activities involved in the conversion of proved undeveloped reserves to proved developed reserves is 92,5% of the total cost incurred. For spending related to other activities, including the refrigeration units and associated infrastructure, Sasol and Talisman pay their own 50% share in line with the equity holding.

        Proved undeveloped reserves remaining undeveloped:    A significant volume of proved undeveloped natural gas reserves (around 650 Bscf) has remained undeveloped in the Mozambique Pande-Temane PPA asset for the last six years. This represents a volume of gas that will be recovered as part of the approved field development plan and which is required to satisfy the existing 20-year gas sales agreements as explained below.

        Gas from Sasol Petroleum International's (SPI) Mozambican Pande-Temane PPA operations is presently sold under two long-term gas sales contracts that extend to 2029, and a third new short-term contract. The total proved gas reserves disclosed by SPI for Mozambique represent the future minimum off-take volumes under these contracts. Minimum delivery volumes are also specified in the contracts.

        As a foundation for the significant increase in its gas production represented by the second of these gas contracts, SPI submitted an updated Field Development Plan (FDP) to the Mozambican authorities in 2007. The initial steps in the revised FDP were development drilling in the Pande field and a 50% increase in the capacity of the Central Processing Facility (CPF). The FDP noted that additional wells and compression would be required at some point in the future but that the timing, estimated between 2015 and 2020 in the document, remained to be optimised on the basis of field performance. This FDP was subsequently approved by the Mozambican authorities.

        Execution of the early elements of the FDP has already taken place. During the 2007 calendar year, nine Pande wells were drilled and the field was brought into production in the middle of the 2009 calendar year. The CPF 183 MGJ/a expansion project was completed in 2012.

        Since 2007, SPI has regularly reviewed production performance from the two fields and revised its plan for installation of the additional compression and wells. The current estimate is that additional wells will not be required before 2020 but that low-pressure compression is anticipated to be installed in 2014.

        Preparation of reserve estimates:    To ensure natural oil and gas reserves are appropriately estimated, are accurately disclosed and are compliant with current SEC regulations and Financial Accounting Standards Board (FASB) requirements, SPI has established and maintains guidelines and procedures, which are reviewed by suitably experienced independent external consultants, and a set of internal controls, which are in accordance with the requirements of the Sarbanes-Oxley Act of 2002. The internal controls cover, amongst other matters, the segregation of duties between those who prepare, review and approve the estimates; confirmation that those who estimate the reserves are appropriately qualified and experienced; the review, by an internal panel containing an experienced independent external assessor or by an independent consultancy, of all estimated future production rates and future capital and operating costs to ensure that the assumptions, data, methods and procedures are appropriate; a review of the technologies used in the estimation process to determine reliability; confirmation that the compensation arrangements of those who are involved in the estimation of reserves are not materially affected by the reserves; and approval and authorisation arrangements to validate the economic assumptions and to ensure that only accurate, complete and consistent data are used in the estimation of reserves.

        The technical person within SPI who is primarily responsible for overseeing the preparation of natural oil and gas reserves is the General Manager: Technical Services. The qualifications of the incumbent include a MA and MSc in Mathematics with 33 years experience in oil and gas exploration and production activities and 25 years experience in reserves estimation.

Natural oil and gas production, production prices and production costs

        Oil and gas production quantities:    The table below presents net production quantities, by final product sold, for the years shown.

Production for the year ended 30 June	Mozambique	Gabon	Canada	Total
2010
Natural gas, billion cubic feet	68,0	—	—	68,0
Oil, million barrels	0,2	1,9	—	2,1
Total oil equivalent, million barrels				13,4
2011
Natural gas, billion cubic feet	79,7	—	2,9	82,6
Oil, million barrels	0,3	1,9	—	2,2
Total oil equivalent, million barrels				15,9
2012
Natural gas, billion cubic feet	81,1	—	17,0	98,1
Oil, million barrels	0,3	1,5	—	1,8
Total oil equivalent, million barrels				18,1

        Oil and gas sales prices and production costs:    The table below summarises the natural oil and gas average sales prices and related production costs for the years shown:

Average sales prices and production costs for the year ended 30 June	Mozambique	Gabon	Canada	Other areas
	(Rand per unit)
2010
Average sales prices
Liquids*, per barrel	324,2	455,4	—	—
Natural gas, per thousand cubic feet	11,2	—	—	—
Average production cost per thousand cubic feet/barrel	2,6	116,2	—	—
2011
Average sales prices
Liquids*, per barrel	451,0	558,4	551,8	—
Natural gas, per thousand cubic feet	11,9	—	23,9	—
Average production cost per thousand cubic feet/barrel	2,3	80,8	7,9	—
2012
Average sales prices
Liquids*, per barrel	636,6	741,7	650,2	—
Natural gas, per thousand cubic feet	15,8	—	18,7	—
Average production cost per thousand cubic feet/barrel	3,6	124,3	9,2	—

*
Liquids comprise natural oil and condensate.

Drilling and other exploratory and development activities

        Exploratory and development wells:    The table below summarises the gross natural oil and gas drilling activities for the years shown:

Number of wells drilled for the year ended 30 June	Mozambique	Gabon	Canada	Other areas	Total
	(number of wells drilled)
2010
Exploratory well—discovery	—	1	—	—	1
Exploratory well—dry	—	2	—	—	2
Development well—productive	—	1	—	—	1
Development well—dry	—	—	—	—	—
2011
Exploratory well—discovery	1	—	—	—	1
Exploratory well—dry	2	1		2	5
Development well—productive	3	2	—	—	5
Development well—dry	—	—	—	—	—
2012
Exploratory well—discovery	—	—	—	2	2
Exploratory well—dry	—	—	—	1	1
Development well—productive	—	—	53	—	53
Development well—dry	—	—	—	—	—

        Exploratory and development activities 2010:    The key activities undertaken in 2010 were in the Gabon Etame Marin Permit and included the drilling of a development well (EEBOM-4H), which was placed in production, the workover of a development well (EEBOM-3H), and the drilling of an exploration well (ETSEM-1) and the discovery of oil in the South-East Etame prospect.

        Mozambique exploratory and development activities 2011:    In the Pande-Temane PPA asset, five Pande wells were successfully worked over. Of these, three were placed in production and two were suspended. Other activities included the successful acid remediation treatment on the water disposal well and the drilling of a shallow water disposal well to provide additional water disposal facilities. Work commenced to increase the throughput capacity of the central processing facilities.

        In the Pande-Temane PSA licence, three wells were drilled. One, a horizontal well (Inhassoro-9z) was drilled to appraise the reservoir in the Inhassoro field, where liquid hydrocarbons were encountered as anticipated. The second well (North Save-1) encountered non-commercial hydrocarbons and was considered to be dry, the third well (Falcao-1) was dry. Both wells were plugged and abandoned. Other activities in the licence included the final abandonment of a well drilled by a previous operator and the rehabilitation of two old drilling sites.

        Airborne gravity and magnetic surveys were undertaken over areas of the onshore Area A licence and the offshore M-10 and Sofala licences and analysis was undertaken of the acquired data commenced.

        Gabon exploratory and development activities 2011:    In the Etame Marin Permit, the rig programme that started in 2010 was completed. The two development wells (ET-7H and ETBSM-2H) drilled were placed in production. Two exploration side-track wells were drilled on South-East Etame discovery, one encountered hydrocarbons but the other was dry. An exploration well (ETOMG-1) drilled to test the Omangou prospect was also dry. Other activities included the completion of concept selection studies for the Etame Expansion Project and the installation of subsea conductor guides in preparation for additional wells in the Avouma and Ebouri fields.

        Canada exploratory and development activities 2011:    In the Farrell Creek and Cypress A assets, a number of wells were drilled, but all were completed before our participation became effective. At the end of June 2011, 10 rigs and one hydraulic fracturing crew were active.

        Other areas exploratory and development activities 2011:    In Papua New Guinea, an exploration well (Awapa-1) was drilled in the PPL-285 licence. The well was dry and was plugged and abandoned. Also in Papua New Guinea, a 2D seismic survey was acquired, over PPL-285 (227 km), PPL-286 (70 km) and PPL-287 (75 km).

        In Australia, an exploration well (La Rocca-1) was drilled in the WA-388 licence. The well was dry and was plugged and abandoned. In the Australia ACP-52 licence a 3D seismic survey (517 km2) was acquired.

        In Nigeria, technical studies were undertaken which led to a recommendation to drill two exploration commitment wells in the OPL-214 licence. In the OML-140 licence, pre-front end engineering and design (FEED) studies continued for the BSWAp field development project.

        In South Africa, a prospectivity review of the Block 3A/4A licence was undertaken.

        Mozambique exploratory and development activities 2012:    In the Pande-Temane PPA asset the main activity was the completion of the 183 MGJ/a CPF expansion project.

        In the Pande-Temane PSA licence, an extended well test (EWT) on the Inhassoro I-9z well is being conducted to establish the economic viability of a liquids development. The appraisal report is scheduled for December 2012. Cumulative production from the I9z EWT since the well was opened in March 2012 was 41 900 barrels to 30 June 2012.

        In the M-10 concession approval to drill the Mupeji exploration well has been obtained and preparation is underway to drill the well in 2013. In the Sofala concession 3D seismic data (1 528 km2) is being acquired and the hydrocarbon potential in the concession is currently under review. In the Area A concession 2D seismic data (2 000 km) is being acquired.

        Gabon exploratory and development activities 2012:    No drilling occurred in Etame Marin Permit in 2012, however, 240 km2 of 3D seismic data was acquired in the shallow water part of the Etame Marin Permit and this dataset is currently being processed. Re-processing of existing 3D seismic dataset was completed and interpretation commenced with a view to identifying drillable exploration prospects and firming up resource estimates for potential new developments. Pre-FEED studies were completed on the Etame Expansion Project, and FEED studies have commenced. Concept selection studies also commenced on a potential joint development of the South East Etame and North Tchibala fields. A produced water system and new living quarters for the Avouma platform are being designed and constructed.

        Canada exploratory and development activities 2012:    In Canada, at 30 June 2012, a total of 99 wells have been drilled in Farrell Creek, since project start-up in 2009, of which 82 were completed and eighty one are on-stream. The remainder of the drilled wells are scheduled for completion in 2013. The Farrell Creek CPF was expanded by the addition of two refrigeration units of 50 and 90 MMscf/d capacity each, bringing the total processing capacity to 320 MMscf/d. In Cypress A, no wells were drilled, completed or brought on-stream, in addition to the existing six wells. Additional 3D seismic data acquisition for Farrell Creek and Cypress A has been completed and the data is being processed.

        Other areas exploratory and development activities 2012:    In Botswana, following the acquisition of the prospecting licences PL134/2010, PL135/2010 and PL136/2010, an aeromagnetic survey comprising 30 000 line kilometres is now being undertaken.

        In Papua New Guinea, in PPL-285, PPL-286 and PPL-287, seismic data acquisition, which commenced in 2010, was completed along with the processing and interpretation. Decommissioning and restoration of the drilling and seismic sites and camp areas has also been completed. Geological and geophysical study work is ongoing.

        In Australia, in ACP-52, seismic processing and interpretation has been completed and resource maturation work is being undertaken on the Cronus prospect, and in WA-388 geological and geophysical studies were completed. In WA-433 the Vucko-1 well was drilled. The well was dry and has been plugged and abandoned. Studies are being undertaken to re-evaluate the remaining block potential.

        In Nigeria, two exploration commitment wells (Uge-5 and Nza-1X) were drilled in the OPL-214 licence. These resulted in discoveries of oil and gas. The impact of these discoveries on the future development in this block, including the Uge field, is being evaluated. In the OML-140 licence, pre- FEED studies continue for the BSWAp field development project, which is now in the define stage.

        Capitalised exploratory well costs:    The table below summarises the capitalised exploratory well costs, providing the amount of costs that are capitalised pending the determination of proved reserves at the end of the year.

	Natural oil and gas
	Mozambique	Gabon	Canada	Other areas	Total
	(Rand in millions)
Capitalised exploratory well costs pending the determination of proved reserves	952,4	53,6	—	154,5	1 160,5

Additions for the year	312,2	0,1	—	54,5	366,8

Capitalised exploratory well costs ageing post drilling completion:
2 years	—	53,6	—	—	53,6
4 years	862,1	—	—	63,0	925,1
5 years	—	—	—	21,5	21,5

        There have been no capitalised exploratory well cost reclassified to wells, equipment and facilities as there have been no additional proved reserves declared on these projects.

        Mozambique capitalised exploratory well costs:    In the Pande-Temane PSA licence R862,1 million exploratory well costs continue to be capitalised for a period greater than one year after the completion of drilling. This amount relates mainly to the exploration drilling conducted and completed in 2008 and the declaration of discovery areas. Appraisal drilling activities commenced in 2009, continued in 2011 with the drilling of an appraisal well (Inhassoro 9-z) and the extended well test which commenced in April 2012. The results of the appraisal programme will determine the possible liquids and gas developments in the Pande-Temane PSA licence, and the appraisal programme is expected to be completed in the 2013 calendar year.

        In Blocks 16 & 19, R433,7 million exploratory well costs were impaired during the year. This amount relates to the exploration drilling conducted and completed in 2009 on two offshore exploration wells (Njika-1 and Njika-2) and the declaration of a discovery area. The results of the in-house and independent external studies conducted in 2012 formed the basis for the evaluations of the viability of the wells resulting in impairment.

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

        Other capitalised exploratory well costs:    The capitalised well costs under 'Other areas' in the table above relate mainly to the OML-140 and OPL-214 licences in Nigeria.

        For the OML-140 licence, costs continue to be capitalised pending the completion of pre-FEED studies on the BSWAp development concept and the assessment of a potential Nsiko field development, following the completion of feasibility studies.

        For the OPL-214 licence, previously capitalised exploratory well costs and the capitalised costs for the Uge-5 and Nza-1X exploratory wells remain capitalised pending the assessment of a potential Uge field development which will include the results from the 2012 discoveries. In 2012, the JDZ Block 1 capitalised well costs that related to the Obo discovery, net of proceeds were charged to expense with the divestment of our interest to two of our partners.

Present activities

        Wells in the process of being drilled:    The table below summarises the gross number of natural oil and gas wells being drilled at 30 June 2012. This includes wells that have been drilled but have not yet been mechanically completed.

	Mozambique	Gabon	Canada		Other areas	Total
	(number of wells)
Wells being drilled	—	—	21	(1)	—	21	(1)

(1)
A net number of 10,5 natural oil and gas wells are being drilled at 30 June 2012.

        Mozambique present activities:    In the Pande-Temane PPA asset, the two wells that were worked over in 2011 have been hooked-up to the flow and trunk lines that will transport production to the central processing facilities. These wells are now producing. Hook-up of the water disposal well to the central processing facilities also occurred in 2012.

        In the M-10 concession, approval to drill the Mupeji exploration well has been obtained and preparation is underway to drill the well in 2013.

        Gabon present activities:    In the Etame Marin Permit, asset surface facilities equipment is being installed to enable the drilling and completion of future wells in the Avouma and Ebouri fields. The design of the new wells is currently being undertaken.

        Canada present activities:    At June 2012, in Farrell Creek four rigs are active and four development wells are being drilled and 17 are awaiting mechanical completion.

        Other areas present activities:    In Botswana, exploration drilling is expected to commence in 2013 on the PL134/2010, PL135/2010 and PL136/2010 licences, following the award of contracts and initial establishment of the supply base camp and on site analytical facilities.

        In Nigeria the exploration potential in OML-140 is being evaluated with a view to drilling an exploration well in 2013.

Delivery commitments

        Mozambique assets production:    The Pande-Temane PPA natural gas produced, other than royalty gas that is provided to the Mozambican government, is sold to Sasol Gas and Aggreko. The gas sold to Sasol Gas under long term sales agreements, is exported for marketing in South Africa and as part of the feedstock for Sasol's chemical and synthetic fuel operations in Secunda and Sasolburg. The gas sold to Aggreko under a short term sales agreement, executed in 2012, is for power generation in Mozambique. The Mozambican government is dedicating royalty gas for use in the vicinity of the processing plant in Temane as well as developing the gas market in Maputo. The natural gas condensate is currently sold locally at the central processing facilities. The buyer trucks the condensate to Beira, Mozambique, for export via the port of Beira to offshore markets.

        Gabon assets production:    Oil production from Etame Marin Permit operations is sold internationally on the open market. An annual sales contract is typically entered into for the sale of the Etame Marin Permit oil based on a competitive bidding process with sales prices linked to international oil prices. The current Sale and Purchase Agreement, for calendar year 2012, requires all production from Etame Marin Permit to be delivered to the buyer.

        Canada assets production:    100% of the gas produced from the unconventional (shale/tight gas) Farrell Creek and Cypress A assets is sold by the Talisman Sasol Montney Partnership into the North American gas market under a long-term marketing agreement with Talisman Energy Canada, which is currently valid until 2024. There are no minimum sales obligations to Talisman Energy Canada. However, production from Farrell Creek and Cypress A is currently not sufficient to meet contracted gas transportation obligations. As a consequence of reduced production in 2012 (caused by the depressed gas price environment in Western Canada), we incurred ship-or-pay regret costs. Talisman Energy Canada has partially mitigated transmission commitment exposure through placement of unutilised gas transmission capacity in the gas transmission market. Condensate is sold under the same marketing agreement.

Oil and gas properties, wells, operations and area

        Productive wells and area:    The table below provides details of the productive wells and area at 30 June 2012.

	Mozambique	Gabon	Canada	Other	Total
Productive oil wells (number)
Gross	1	10	—	—	11
Net	1	3	—	—	4
Productive gas wells (number)
Gross	22	—	87	—	109
Net	15	—	44	—	59
Developed area (km2)
Gross	1 745	116	155	—	2 016
Net	1 222	32	78	—	1 332
Undeveloped area (km2)
Gross	38 122	2 958	296	72 740	114 116
Net	30 219	821	148	25 027	56 215

        Licence terms Mozambique:    The Petroleum Production Agreement for the Pande-Temane PPA asset expires in 2034 and carries two possible five year extensions. There are no remaining licence obligations.

        In the Pande-Temane PSA licence, there are two discovery areas (Pande/Corvo/Tafula and Temane/Temane East/Inhassoro) which are currently being appraised. The appraisal phase is scheduled to end in December 2012. The remaining exploration areas of the licence have been relinquished.

        The Exploration and Production Concession for Blocks 16 & 19 is in the third and last exploration period which expires in June 2013. There are no remaining commitments.

        The Exploration and Production Concession M-10 is in the second exploration period which carries a one well commitment and is due to expire in January 2013. At 30 June 2012, approval to drill the commitment well (Mupeji) has been obtained and preparation was underway to drill the well. The third exploration period, if entered, will expire in January 2015.

        The Exploration and Production Concession Sofala is in the second exploration period which expires in January 2013. The gravity survey commitment has been completed and the seismic acquisition has also been completed. The third exploration period, if entered, will expire in January 2015.

        The Exploration and Production Concession Area A licence is in the initial exploration period, which expires in May 2014. The gravity survey commitment has been completed and the seismic acquisition commitment has commenced. The second and third exploration periods, if entered, will expire in May 2016 and May 2019 respectively.

        Licence terms Gabon:    The exploration area of the Gabon Etame Marin Permit expires in July 2014. There is one well commitment outstanding. An extension to the Etame Exclusive Exploitation Authorisation to July 2016 has been granted and the pre-requisite amendment to the Exploration and Production Sharing Contract has been executed. The Exclusive Exploitation Authorisations for Avouma and Ebouri expire in 2015 and June 2016, respectively.

        Licence terms Canada:    At 30 June 2012 Farrell Creek comprised seven licences and 19 leases covering some 54 274 acres and Cypress A assets comprised seven licences and 20 leases covering some 57 255 acres of land. Conversion of licences (which carry no production rights) to leases (with production rights) is enabled through meeting of drilling commitments, the provincial government's prescribed lease selection and validation process or licence extension applications. Annual work programmes are developed and approved to ensure drilling commitments are met in a timely manner. At 30 June 2012, no licences or leases had expired. The process of future lease selection and validation and licence expiry management is undertaken by Talisman as managing partner, on an ongoing basis, and is overseen and managed by the Talisman / Sasol Montney Partnership's Management Committee.

        Licence terms other areas:    The Botswana licences PL134/2010, PL135/2010 and PL136/2010 are currently within the initial three year exploration period that expires in September 2013. Sasol plans is to obtain approval from the government by June 2013, to continue the current work programme, which includes drilling and evaluating up to ten coreholes on each licence area and executing a production pilot on one of the licences to determine the feasibility of a commercial development into the first, of a possible two, two year licence renewal periods in order to complete the minimum commitments.

        At June 2012, in Papua New Guinea we were awaiting ministerial ratification of the proposal, submitted in October 2011, to retain a prospective area in the north of PPL-285 and PPL-288 under a combined new licence and relinquish the southern areas of the licences and all of the PPL-286 licence. Approval was received in December 2011, for a variation on the PPL-287 licence for study work to be performed until the end of the third exploration term, which ended in August 2012.

        In Australia, the WA-388 licence expired in August 2012 when Sasol exited the licence. The ACP-52 licence current year 4 term ends in May 2013 and the WA-433 current year 4 term ends in May 2013. In both cases study work is underway to determine our future plans.

        The Nigeria OPL-214 licence, for exploration, expired in June 2012. The operator applied to the government in April 2012 to convert this prospecting licence into an OML for development and production. The Nigeria OML-140 licence for development and production expires in 2029.

Supplemental oil and gas information

        Supplemental oil and gas information:    See "Item 18—Financial Statements—Supplemental Oil and Gas Information" for supplemental information relating to natural oil and gas producing activities.

ITEM 4A.    UNRESOLVED STAFF COMMENTS

        There are no unresolved written comments from the SEC staff regarding our periodic reports under the Securities Exchange Act of 1934 received more than 180 days before 30 June 2012.

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        This section should be read in conjunction with our consolidated financial statements included in "Item 18—Financial Statements" as at 30 June 2012, 2011 and 2010, and for the years ended 30 June 2012, 2011 and 2010, including the accompanying notes, that are included in this annual report on Form 20-F. The following discussion of operating results and the financial review and prospects as well as our consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

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

5.A    Operating results

Company and business overview

        Sasol is an international integrated energy and petrochemicals company that leverages the talent and expertise of our more than 34 000 people working in 38 countries. We develop and commercialise technologies, and build and operate world-scale facilities, to produce a range of high value product streams, including liquid fuels, chemicals and lower carbon electricity.

        While continuing to support our home-base of South Africa, Sasol is expanding internationally based on a unique value proposition, which links our diverse businesses into an integrated value chain supported by top-class functions. Our ability to deliver sustainable shareholder value is premised on developing our people, keeping them safe and healthy, contributing meaningfully to the social and economic development of the countries and communities within which we work, and doing so in an environmentally responsible way. Sasol is listed on the Johannesburg Stock Exchange in Johannesburg (JSE: SOL) and the New York Stock Exchange (NYSE: SSL), with headquarters in Johannesburg, South Africa.

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

        We divide our operations into the following segments:

  South African energy cluster:

  •
  Sasol Mining;

  •
  Sasol Gas;

  •
  Sasol Synfuels; and

  •
  Sasol Oil.

  International energy cluster:

  •
  Sasol Synfuels International; and

  •
  Sasol Petroleum International.

  Chemical cluster:

  •
  Sasol Polymers;

  •
  Sasol Solvents;

  •
  Sasol Olefins & Surfactants; and

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

        The volatility of the crude oil price is illustrated in the following table, which shows the annual high, low and average of the European Brent crude oil price (free on board) in US dollars for the past ten years and to 28 September in the 2012 calendar year:

	US dollars per barrel (US$/b)
Financial year	Average(1)	High	Low
2002	23,24	29,22	16,51
2003	27,83	34,94	22,82
2004	31,30	39,22	25,51
2005	46,17	58,50	35,36
2006	62,45	74,45	52,84
2007	63,95	78,26	49,95
2008	95,51	139,38	67,73
2009	68,14	143,95	39,41
2010	74,37	88,09	58,25
2011	96,48	126,64	70,61
2012 (through 30 June)	112,42	128,14	88,69
July 2012	102,62	107,79	95,28
August 2012	113,36	117,45	106,78
September 2012 (up to 28 September 2012)	113,10	117,21	108,01

Source: Energy Information Administration (US Department of Energy)

(1)
The average price was calculated as an arithmetic average of the quoted daily spot price.

        On 28 September 2012, the price of European Brent crude oil was US$111,81/b.

        Significant changes in the price of crude oil, natural gas and petroleum products over a sustained period of time may lead us to alter our production, which could have a material impact on our turnover. Decreases in the price of crude oil, natural gas and petroleum products can have a material adverse effect on our business, operating results, cash flows and financial condition.

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

        While we believe that these hedging strategies have been appropriate in the past, there are other risk mitigation measures, such as cost containment, cash conservation and capital prioritisation, which need to be considered in conjunction with this strategy. In 2010, we did not hedge as in the past, as we did not consider there to have been value in the zero cost collars available in the market at that time.

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

        In 2012, we did not enter into any hedging contracts, as we did not consider there to have been value in the zero cost collars available in the market at that time. This situation is monitored regularly to assess when a suitable time might be to enter into an appropriate hedge again in the future. Refer to "Item 11.—Quantitative and qualitative disclosure about market risk".

        In 2013, for forecasting purposes, we estimate that for every US$1/b increase in the annual average crude oil price, our group operating profit will increase by approximately R580 million. This estimate is applicable for a US$100/b crude oil price and an average rand/US dollar exchange rate of R8,01. It should be noted that in the current volatile environment, these sensitivities could be materially different than those disclosed depending on the crude oil price, exchange rates, product prices and volumes.

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

  Source: Thomson Reuters

        In 2009, the rand weakened by 24% against the US dollar, with the average rate for 2009 being R9,04 per US dollar. In 2010, the rand strengthened by 16% against the US dollar, despite the global economic crisis and the fragility of the beginnings of the global economic recovery, with the average rate for the year being R7,59 per US dollar. In 2011, the rand further strengthened by 8% against the US dollar, with the average rate for the year being R7,01 per US dollar. The further strengthening of the rand had a negative impact on our operating results in 2011. In 2012, the rand weakened by 11% against the US dollar, with the average rate for the year being R7,78 per US dollar. The weakening of the rand had a positive impact on our overall operating results in 2012. However, the weakening of the rand also resulted in increased costs, which primarily impacted our South African operations negatively. The relationship between the euro and US dollar impacts the profitability of our European operations, where our costs are euro based and a significant portion of our turnover is US dollar based. In 2012, 2011 and 2010, the euro weakened against the US dollar which had a positive impact on our operating results.

        Subsequent to year end, the rand/US dollar exchange rate has weakened. On 28 September 2012, the rand/US dollar exchange rate was R8,31.

        The average exchange rate for the year has a significant effect on our turnover and our operating profit. In 2013, for forecasting purposes, we estimate that for every R0,10 weakening or strengthening in the annual average rand/US dollar exchange rate, our operating profit will increase or decrease by approximately R801 million, as applicable. This estimate is applicable for a US$100/b crude oil price and an average rand/US dollar exchange rate of R8,01. It should be noted that in the current volatile environment, these sensitivities could be materially different than those disclosed depending on the crude oil price, exchange rates, product prices and volumes.

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

        On average, in 2012 we experienced a 6% decrease in US dollar denominated prices and a 1% increase in polymer and solvent prices, respectively, and a 22% increase in ammonia product prices, compared to 2011.

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

        Approximately 7,5% of coal production is sold to external markets (2,8 million tons (Mt) was sold to the export market in 2012 (2011—2,8 Mt) predominantly in Europe and Asia and 0,1 Mt was sold to the South African market in 2012 (2011—0,1 Mt)). External sales to these markets represented approximately 21,13% of the total turnover generated by Sasol Mining during 2012 (2011—22,50%).

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

        The history of the South African consumer price index (CPI) and producer price index (PPI) is illustrated in the following table, which shows the average increase in the index for the past 10 calendar years and the annual percentage change on a monthly basis in the 2012 calendar year:

Calendar year	CPI	PPI
2002	9,2%	14,2%
2003	5,8%	1,7%
2004	1,4%	0,6%
2005	3,4%	3,1%
2006	4,6%	7,7%
2007	7,2%	10,9%
2008	11,5%	14,2%
2009	7,1%	(0,1)%
2010	4,3%	6,0%
2011	5,0%	8,4%
January 2012	6,3%	8,9%
February 2012	6,1%	8,3%
March 2012	6,0%	7,2%
April 2012	6,1%	6,6%
May 2012	5,7%	6,6%
June 2012	5,5%	6,6%
July 2012	4,9%	5,4%
August 2012	5,0%	5,1%

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

        In South Africa, our operations are required to comply with certain procurement, employment equity, ownership and other regulations which have been designed to address the country's specific transformation issues. These include the revised Mining Charter, the Liquid Fuels Charter and the Broad-based Black Economic Empowerment Act along with the various Codes of Good Corporate Practice for broad-based black economic empowerment (BEE), the MPRDA and the Restitution of Land Rights Act. See "Item 4.B—Business overview".

Broad-based Black Economic Empowerment transactions

Sasol Mining Ixia BEE transaction

        We announced on 16 March 2006, the first phase implementation of Sasol Mining's black empowerment strategy for compliance with the Mining Charter and the MPRDA through the formation of Igoda Coal (Pty) Ltd. (Igoda Coal), a 65:35 BEE venture with Exxaro Coal Mpumalanga (formerly Eyesizwe Coal (Pty) Ltd.). During August 2009, we received a notice of intention to withdraw from the Igoda transaction from our partner, Exxaro Coal Mpumalanga.

        On 11 October 2007, Sasol Mining announced the implementation of the second phase of its BEE strategy. In a transaction valued at approximately R1,8 billion, a black-women controlled mining company called Ixia Coal (Pty) Ltd., through a funding company (Ixia Coal Funding (Pty) Ltd.), which is consolidated as part of the Sasol group, subscribed for a 20% share in Sasol Mining for a purchase consideration of R1,8 billion. The black-women members of Ixia Coal, through WipCoal (Pty) Ltd. (WipCoal), and Sasol Mining Holdings (Pty) Ltd., a wholly-owned subsidiary of Sasol Limited, contributed, in cash, equity of R47 million, in their respective shareholdings of 51% and 49%. The balance of the contribution was funded through preference share debt, including preference shares subscribed for by Sasol, issued by the funding company. Over time, the preference shares will be redeemed with the proceeds of dividends distributed by Sasol Mining.

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

        The Ixia Coal transaction increased Sasol Mining's BEE ownership component to 20%. In May 2012, the Department of Mineral Resources confirmed that the Sasol Inzalo employee share option programme contributes 26% to the BEE ownership of Sasol Mining, based on the value of Sasol Mining's historically disadvantaged South African employees participating in the Sasol Inzalo share transaction. The combined BEE ownership in Sasol Mining is now in excess of 40%.

Preference shares

        The preference share funding comprises A preference shares, which are held by an external financier and B preference shares, which are held by Sasol. The A preference shares are secured by the preference shares held by Sasol Mining Holdings (Pty) Ltd. In certain limited default circumstances, which include Ixia Coal being in default on the repayment of the preference shares, the external financier may require Sasol to purchase some or all of the outstanding preference shares under a call option (the preference share call option) or, alternatively, to subscribe for new preference shares issued by Ixia Coal Funding to enable Ixia Coal to redeem the preference shares held by the external financier. The B preference shares are not redeemable until the A preference shares have been fully redeemed.

        The preference shares are accounted for in the statement of financial position as debt and should the preference share call option be exercised, Sasol will be required to raise the necessary funding in order to either exercise the preference share call option or, alternatively, honour the call under the preference share call option.

Accounting for transaction

        The transaction was accounted for as follows:

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

  •
  In 2011, an amount of R565 million was recognised in the income statement and in the share-based payment reserve in the statement of changes in equity in respect of the share-based payment expense related to the transaction. Of the amount in the share-based payment reserve, R116 million was allocated to the non-controlling interest on acquisition.

  •
  The total value of the preference shares recognised in the statement of financial position at 30 June 2012 amounts to R669 million (30 June 2011—R707 million), including finance charges and after repayment of debt issued to financial institutions related to the Ixia Coal transaction. All other preference shares issued as part of the Ixia Coal transaction have been eliminated on consolidation.

  •
  A total non-controlling interest of R256 million (30 June 2011—R149 million) related to the 10,2% investment that Ixia Coal has in Sasol Mining has been recognised in the statement of changes in equity.

        Based on the weighted average number of shares issued at 30 June 2011, the share-based payment expense for 2011, resulted in a decrease in Sasol Limited's earnings per share of R0,94. The transaction did not result in a similar share-based payment expense for 2012 and did not have an impact on earnings per share in 2012.

Sasol and Tshwarisano BEE transaction

        We entered into a R1,45 billion transaction with our BEE partner Tshwarisano LFB Investment (Pty) Ltd. (Tshwarisano). Tshwarisano acquired a 25% shareholding in Sasol Oil (Pty) Ltd. from Sasol Limited with effect from 1 July 2006. The financing of the transaction has been provided in part through the issue of preference shares by Tshwarisano to Standard Bank South Africa Limited (Standard Bank), and in part by application of the subscription proceeds from the issue of the ordinary shares to Tshwarisano ordinary shareholders. The Tshwarisano ordinary shareholders in turn raised the funding to subscribe for the ordinary shares through the issue of preference shares to Standard Bank. Over time, Tshwarisano and its ordinary shareholders will redeem their respective preference shares with the proceeds of dividends distributed by Sasol Oil. As part of this arrangement, Sasol Oil has amended its dividend policy such that it is required to pay out up to a maximum of one time earnings for that financial year by way of dividends. The actual dividend paid shall be the maximum possible amount, taking into account certain specified ratios relating to net debt to shareholders' equity and earnings before interest, tax, depreciation and amortisation to net interest. The dividend paid may not be less than one-third of earnings.

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

  o
  The funded invitation—2,6%; and

  o
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

  –
  after three years: 30%; and

  –
  thereafter: 10% per year until maturity.

        Participants in the Employee Scheme were granted share rights to receive 850 Sasol ordinary shares. The allocation of the shares in the Management Scheme was based on seniority and range from 5 000 to 25 000. 12% of the allocated shares were set aside for new employees appointed during the first five years of the transaction. On resignation, within the first three years from the inception of the transaction, share rights granted were forfeited. For each year thereafter, 10% of such share rights will be forfeited for each year or part thereof remaining until the end of the transaction period. On retirement, death or retrenchment the rights will remain with the participant.

        The Sasol ordinary shares which were issued to the Employee Trusts, were funded by contributions from Sasol, which collectively subscribed for 25,2 million Sasol ordinary shares at an issue price of R366,00 per share, with a nominal value of R0,01 per share subject to the following pre-conditions:

  •
  right to receive only 50% of ordinary dividends paid on Sasol ordinary shares; and

  •
  Sasol's right to repurchase a number of shares at a nominal value of R0,01 per share at the end of year 10 in accordance with a pre-determined formula.

        Participants have the right to all ordinary dividends received by the Employee Trusts for the duration of the transaction.

        After Sasol has exercised its repurchase right and subject to any forfeiture of share rights, each participant will receive a number of Sasol ordinary shares in relation to their respective share rights. Any shares remaining in the Employee Trusts after the distribution to participants may be distributed to the Sasol Inzalo Foundation.

The Sasol Inzalo Foundation

        On 3 June 2008, The Sasol Inzalo Foundation (the Foundation), which is incorporated as a trust and is being registered as a public benefit organisation, subscribed for 9,5 million Sasol ordinary shares at an issue price of R366,00 per share, with a nominal value of R0,01 per share. The primary focus of the Foundation is skills development and capacity building of black South Africans, predominantly in the fields of mathematics, science and technology.

        The pre-conditions of subscription for Sasol ordinary shares by the Foundation includes the right to receive dividends in the amount of 5% of the ordinary dividends declared in respect of Sasol ordinary shares held by the Foundation and Sasol's right to repurchase a number of Sasol ordinary shares from the Foundation at a nominal value of R0,01 per share at the end of 10 years in accordance with a predetermined formula. After Sasol has exercised its repurchase right, the Foundation will in future receive 100% of dividends declared on the Sasol ordinary shares owned by the Foundation.

        With effect from 16 August 2012, the Foundation is entitled to receive dividends up to 50% of the ordinary dividends declared in respect of Sasol ordinary shares held by the Foundation.

Selected participants

        On 27 June 2008, selected BEE groups (selected participants) which included Sasol customers, Sasol suppliers, Sasol franchisees, women's groups, trade unions and other professional associations, through a funding company, subscribed for 9,5 million Sasol preferred ordinary shares at an issue price of R366,00 per share. The shares, which were not allocated to selected participants, have been subscribed for by a facilitation trust, which is funded by Sasol. As at 30 June 2012, 1,1 million (2011—1,1 million) Sasol preferred ordinary shares were issued to the facilitation trust. The selected participants contributed equity of between 5% and 10% of the value of their underlying Sasol preferred ordinary shares allocation, with the balance of the contribution being funded through preference share debt, including preference shares subscribed for by Sasol, issued by the funding company.

        The selected participants are entitled to receive a dividend of up to 5% of the dividend declared on the Sasol preferred ordinary shares in proportion to their effective interest in Sasol's issued share capital, from the commencement of the fourth year of the transaction term of 10 years, subject to the financing requirements of the preference share debt.

        At the end of the transaction term, the Sasol preferred ordinary shares will automatically be Sasol ordinary shares and will then be listed on the JSE Limited. The Sasol ordinary shares remaining in the funding company after redeeming the preference share debt and paying costs may then be distributed to the selected participants in proportion to their shareholding. The funding company, from inception, has full voting and economic rights with regard to its shareholding in Sasol.

Black public invitations

Funded invitation

        The members of the black public participating in the funded invitation, through a funding company, subscribed for 16,1 million Sasol preferred ordinary shares. The black public contributed equity between 5% and 10% of their underlying Sasol preferred ordinary shares allocation, with the balance of the contribution being funded through preference share debt, including preference shares subscribed for by Sasol, issued by the funding company. As at 30 June 2012, 56 250 (2011—56 447) Sasol preferred ordinary shares, which were not subscribed for by the black public, were issued to the facilitation trust, which is funded by Sasol.

        Participants in the funded invitation were not allowed to dispose of their shares for the first three years after inception. For the remainder of the transaction term of 10 years, trading in the shares is allowed with other black people or black groups through an over-the-counter trading mechanism. Participants in the funded invitation may not encumber the shares held by them before the end of the transaction term.

        Members of the black public are entitled to receive a dividend of up to 5% of the dividend on the Sasol preferred ordinary shares in proportion to their effective interest in Sasol, from the commencement of the fourth year of the transaction term of ten years, subject to the financing requirements of the preference share debt.

        With effect from 1 April 2012, the Sasol preferred ordinary share dividend has been increased by 10% in accordance with contractual obligations. The revised dividend is as follows for the remaining years:

  •
  R24,20 per annum for the next two years until 30 June 2014; and

  •
  R30,80 per annum for the last four years until 30 June 2018.

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

Cash invitation

        The cash invitation allowed members of the black public to invest directly in 2,8 million Sasol BEE ordinary shares. The Sasol BEE ordinary shares could not be traded for the first two years of the transaction term of 10 years and, for the remainder of the transaction term, can only be traded between black people and black groups. Participants in the cash invitation are entitled to encumber their Sasol BEE ordinary shares, provided that these shares continue to be owned by members of the black public for the duration of the transaction term. In February 2011, Sasol Limited listed the Sasol BEE ordinary shares on the BEE segment of the JSE Limited's main board. This trading facility provides Sasol Inzalo shareholders access to a regulated market in line with Sasol's commitment to broad-based shareholder development. At the end of the transaction term, the Sasol BEE ordinary shares will automatically be Sasol ordinary shares. At 30 June 2012, 17 440 (2011—17 395) Sasol BEE ordinary shares, which were not subscribed for by the black public, were issued to the facilitation trust, which is funded by Sasol.

Preference shares

        The preference share funding comprises A, B and guaranteed C preference shares which are funded by external financiers and D preference shares funded by Sasol. The funding companies are required to maintain, inter alia, minimum share cover ratios in respect of the A and B preference shares, being the ratio between the value of the Sasol preferred ordinary shares and the amount required to redeem the preference shares. The maintenance of the ratio is dependent upon the Sasol ordinary share price and the dividends paid by Sasol on the Sasol preferred ordinary shares. Sasol has call options to purchase some or all of the outstanding A, B and C preference shares. Currently, the minimum share cover ratio will be breached when for the A preference shares, the Sasol ordinary share price falls below approximately R168 per share and R173 per share in respect of the black public and selected participants, respectively. The minimum share cover ratio will be breached when for the B preference shares, the Sasol ordinary share price falls below approximately R199 per share and R181 per share in respect of the black public and selected participants, respectively. The Sasol ordinary share price at 30 June 2012 was R342,40 per share. The share cover ratios decrease over time with the maturation of the preference shares. In addition, a further condition to the guaranteed C preference shares is that the Sasol group must maintain a net debt to earnings before interest, taxation, depreciation and amortisation (EBITDA) cover ratio equal to or less than 2,5 times. Our current net debt to EBITDA ratio is 0,0 times at 30 June 2012.

        The preference shares are accounted for in the statement of financial position as debt and should the preference share covenants described above be breached, Sasol will be required to raise the necessary funding in order to either exercise the call option or, alternatively, honour the call under the guarantee.

Accounting for the transaction

        At 30 June 2012, the transaction has been accounted for as follows:

  •
  All special purpose entities created to facilitate the transaction have been consolidated into the Sasol group results from the applicable effective dates of the transaction.

  •
  An amount of R470 million (2011—R830 million) has been recognised in the income statement and in the share-based payment reserve in the statement of changes in equity in respect of the share-based payment expense related to the Employee Trusts. The amount in respect of the Employee Trusts represents the current period's expense taking into account the vesting conditions of the rights granted over the tenure of the transaction and an assumed forfeiture rate. The unrecognised share-based payment expense in respect of the share rights granted, expected to be recognised over the vesting period of the transaction amounted to R1 093 million at 30 June 2012 (2011—R1 585 million; 2010—R2 285 million). No additional shares were issued to the black public and selected participants during the year ended 30 June 2012. There is an amount of approximately R116 million still to be recognised in respect of the shares held in the Facilitation Trusts that are still available for issue.

  •
  The total value of the preference shares related to the Sasol Inzalo share transaction, recognised in the statement of financial position at 30 June 2012 amounts to R7 386 million (2011—R7 178 million), including finance charges.

        Based on the weighted average number of shares issued at 30 June 2012, the share-based payment expense for 2012 decreased the earnings per share by R0,77.

        The total share-based payment expense relating to the Employee Trusts expected to be recognised in the 2013 financial year is estimated to be R372 million.

Competition from products originating from countries with low production costs

        Certain of our chemical production facilities are located in developed countries, including the US and various European countries. Economic and political conditions in these countries result in relatively high labour costs and, in some regions, inflexible labour markets, compared to others. Increasing competition from regions with lower labour costs, feedstock prices and more flexible labour markets, for example the Middle East and China, exercises pressure on the competitiveness of our chemical products and, therefore, on our profit margins and may result in the withdrawal of particular products or closure of facilities.

Engineering contract costs

        We have a significant capital portfolio and are therefore exposed to fluctuations in the price and supply of engineering, procurement and construction services, in particular the availability of scarce technical skills and capacity. We are currently not expecting the abnormal inflationary pressures of the pre-recession period, but rather low to moderate increases as gradual economic recovery sets in. Significant fluctuations and volatility is, however, currently being observed.

        Scarce technical skills remain a key factor, to a varying degree in different geographical areas. Cost increases will depend on the region and market dynamics, which could have a material adverse effect on our business, operating results, cash flows and financial condition.

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
  2 years—1st third;

  •
  4 years—2nd third; and

  •
  6 years—final third.

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

        We recognised a share-based payment expense for the years indicated:

	2012	2011	2010
Share-based payment expense (Rand in millions)	15	33	56

        The unrecognised share-based payment expense related to non-vested share options, expected to be recognised over a weighted average period of 0,5 years, amounted to R2 million at 30 June 2012 (2011—R17 million).

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

Share-based payment expense recognised	2012	2011	2010
	(Rand in millions)
The Sasol Inzalo Employee Trust and The Sasol Inzalo Management Trust(1)	470	830	824

(1)
The unrecognised share-based payment expense related to non-vested Employee and Management Trusts share rights, expected to be recognised over a weighted average period of 1,94 years, amounted to R1 093 million at 30 June 2012 (2011—R1 585 million and 2010—R2 285 million).

        The share-based payment expense was calculated using an option pricing model reflective of the underlying characteristics of each part of the transaction. It is calculated using the following assumptions at grant date:

		Employee Trusts 2012	Selected participants 2012	Black Public Invitation— Funded 2012	Black Public Invitation— Cash 2012
Valuation model		Monte Carlo model	Black-Scholes model	Black-Scholes model	*
Exercise price	Rand	366,00	*	*
Risk free interest rate	(%)	11,8	*	*
Expected volatility	(%)	23,6	*	*
Expected dividend yield	(%)	2,67-4,5	*	*
Vesting period		5 to 6 years**	*	*

		Employee Trusts 2011	Selected participants 2011	Black Public Invitation— Funded 2011	Black Public Invitation— Cash 2011
Valuation model		Monte Carlo model	Black-Scholes model	Black-Scholes model	*
Exercise price	Rand	366,00	*	*
Risk free interest rate	(%)	11,8	*	*
Expected volatility	(%)	25,7	*	*
Expected dividend yield	(%)	2,67-4,5	*	*
Vesting period		6 to 7 years**	*	*

		Employee Trusts 2010	Selected participants 2010	Black Public Invitation— Funded 2010	Black Public Invitation— Cash 2010
Valuation model		Monte Carlo model	Black-Scholes model	Black-Scholes model	*
Exercise price	Rand	366,00	*	*
Risk free interest rate	(%)	11,8	*	*
Expected volatility	(%)	33,5	*	*
Expected dividend yield	(%)	2,67-4,5	*	*
Vesting period		7 to 8 years**	*	*

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

The Sasol Share Appreciation Rights Scheme

        During March 2007, the group introduced the Sasol Share Appreciation Rights Scheme. This scheme replaced the Sasol Share Incentive Scheme. The objectives of the scheme remain similar to that of the Sasol Share Incentive Scheme. The Sasol Share Appreciation Rights Scheme allows certain senior employees to earn a long-term incentive amount calculated with reference to the increase in the Sasol Limited ordinary share price between the offer date of share appreciation rights and the vesting and exercise of such rights.

        With effect from September 2009, certain qualifying senior management, receive share appreciation rights that carry corporate performance targets. These qualifying employees retain the share appreciation rights with no corporate performance targets that have been previously granted to them.

        Previously in terms of the long-term incentive scheme, the number of share options and share rights available to eligible group employees through the Sasol Share Incentive Scheme, Sasol Share Appreciation Rights Scheme and the Sasol Medium-term Incentive Scheme shall not at any time exceed 80 million shares/rights. Following the introduction of the Sasol Share Appreciation Rights Scheme in March 2007, no further options have been issued in terms of the Sasol Share Incentive Scheme.

        In June 2012, the Sasol Limited board approved that the maximum number of rights to be issued under the Sasol Share Appreciation Rights Scheme and the Sasol Medium-term Incentive Scheme (including unvested share options issued under the Sasol Share Incentive Scheme) be 69 million shares/rights, representing 10% of Sasol Limited's issued share capital immediately after the Sasol Inzalo share transaction.

Share Appreciation Rights with no corporate performance targets

        The Share Appreciation Rights Scheme with no corporate performance targets allows certain senior employees to earn a long-term incentive amount calculated with reference to the increase in the

Sasol Limited ordinary share price between the offer date of share appreciation rights and the vesting and exercise of such rights.

        No shares are issued in terms of this scheme and all amounts payable in terms of the Sasol Share Appreciation Rights Scheme will be settled in cash.

        Rights are granted for a period of nine years and vest as follows:

  •
  2 years—1st third;

  •
  4 years—2nd third; and

  •
  6 years—final third.

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

        It is group policy that employees should not deal in Sasol Limited securities for the periods from 1 January for half year end and 1 July for year end until 2 days after publication of the financial results as well as at any other time during which they have access to price sensitive information.

        We recognised a share-based payment expense for the years indicated:

	2012	2011	2010
Share-based payment expense (Rand in millions)	(52)	332	51
Average fair value of rights issued during year (Rand)(1)	—	121,63	75,20

(1)
Following the introduction of the share appreciation rights scheme with corporate performance targets, no further rights are issued under this scheme.

        The total unrecognised share-based payment expense related to non-vested share appreciation rights, expected to be recognised over a weighted average period of 2,2 years, amounted to R111 million at 30 June 2012 (2011—R318 million and 2010—R327 million).

        These rights are recognised as a liability at fair value in the statement of financial position until the date of settlement.

        The fair value of these rights is determined at each reporting date and the unrecognised cost amortised to the income statement over the period that the employees provide services to the company.

        The weighted average assumptions at 30 June that were used for right grants in the respective periods are as follows:

		2012	2011	2010
Risk free interest rate at date of valuation	%	6,09-7,15	7,56-8,15	7,87-8,22
Expected volatility	%	24,13	25,58	28,69
Expected dividend yield	%	5,11	3,22	3,35
Expected forfeiture rate	%	5,00	5,00	5,00
Vesting period	years	2, 4 & 6	2, 4 & 6	2, 4 & 6

        The risk free interest rate for periods within the contractual term of the share rights is based on South African government bonds in effect at each reporting date and the expected volatility in the value of the rights granted is determined using the historical volatility of the Sasol ordinary share price. The expected dividend yield of the rights granted is determined using the historical dividend yield of the Sasol ordinary shares.

        The valuation of share-based payment expenses requires a significant degree of judgement to be applied by management.

Share Appreciation Rights with corporate performance targets

        During September 2009, the group introduced corporate performance targets as an additional vesting criteria for share appreciation rights. The corporate performance targets are share price performance compared to the JSE ALSI 40 index, Sasol earnings growth and Sasol production volumes growth. The corporate performance targets determine how many rights will vest. Qualifying employees retain the share appreciation rights with no corporate performance targets that have been previously granted to them.

        No shares are issued in terms of this scheme and all amounts payable in terms of the Sasol Share Appreciation Rights Scheme will be settled in cash.

        Rights are granted for a period of nine years and vest as follows:

  •
  2 years—1st third;

  •
  4 years—2nd third; and

  •
  6 years—final third.

        The vesting period of these rights are the same as the share appreciation rights with no corporate performance targets. For 2013, the vesting periods will change to 3, 4 and 5 years, in three equal tranches.

        The offer price of these appreciation rights equals the closing market price of the Sasol Limited ordinary shares on the trading day immediately preceding the granting of the right. The fair value of the cash settled expense is calculated at each reporting date.

        On resignation, share appreciation rights which have not yet vested will lapse and share appreciation rights which have vested may be exercised at the employee's election before their last day of service. Payment on appreciation rights forfeited will therefore not be required. On death, all appreciation rights vest immediately and the deceased estate has a period of 12 months to exercise these rights. On retrenchment, all appreciation rights vest immediately and the employee has a period of twelve months to exercise these rights. On retirement the appreciation rights vest immediately and the employee has a period of 12 months to exercise these rights.

        It is group policy that employees should not deal in Sasol Limited securities for the periods from 1 January for half year end and 1 July for year end until 2 days after publication of the results as well as at any other time during which they have access to price sensitive information.

        We recognised a share-based payment expense for the years indicated:

	2012	2011	2010
Share-based payment expense (Rand in millions)	134	163	6
Average fair value of rights issued during year (Rand)	61,00	127,28	68,47

        The total unrecognised share-based payment expense related to non-vested share appreciation rights with corporate performance targets, expected to be recognised over a weighted average period of 1,7 years, amounted to R509 million at 30 June 2012 (2011—R613 million and 2010—R25 million).

        These rights are recognised as a liability at fair value in the statement of financial position until the date of settlement.

        The fair value of these rights is determined at each reporting date and the unrecognised cost amortised to the income statement over the period that the employees provide services to the company.

        The weighted average assumptions at 30 June that were used for right grants in the respective periods are as follows:

		2012	2011	2010
Risk free interest rate at date of valuation	%	6,09-7,15	7,56-8,15	7,87-8,22
Expected volatility	%	24,13	25,58	28,69
Expected dividend yield	%	5,11	3,22	3,35
Expected forfeiture rate	%	5,00	5,00	5,00
Vesting period	Years	2, 4 & 6	2, 4 & 6	2, 4 & 6

        The risk free interest rate for periods within the contractual term of the share rights is based on South African government bonds in effect at each reporting date and the expected volatility in the value of the share rights granted is determined using the historical volatility of the Sasol share price. The expected dividend yield is determined using the historical dividend yield of the Sasol ordinary shares.

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

        The Medium-term Incentive Scheme allows certain senior employees to earn a medium-term incentive amount, which is linked to certain corporate performance targets. These corporate performance targets are based on the share price performance compared to the JSE ALSI 40 index, Sasol earnings growth and Sasol production volumes growth. Allocations of the MTI are linked to the performance of both the group and the individual.

        Rights are granted for a period of three years and vest at the end of the third year. The MTIs are encashed at the end of the third year subject to the achievement of targets. No shares are issued in terms of this scheme and all amounts payable in terms of the Sasol Medium-term Incentive Scheme will be settled in cash. The MTI carries no issue price. The fair value of the cash settled expense is calculated at each reporting date.

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

        We recognised a share-based payment expense for the year indicated:

	2012	2011	2010
Share-based payment expense (Rand in millions)	124	148	6
Average fair value of rights issued during year (Rand)	250,51	380,18	202,57

        The total unrecognised share-based payment expense related to non-vested MTIs, expected to be recognised over a weighted average period of 1,0 years, amounted to R370 million at 30 June 2012 (2011—R503 million and 2010—R20 million).

        These rights are recognised as a liability at fair value in the statement of financial position until the date of settlement.

        The fair value of these rights is determined at each reporting date and the unrecognised cost amortised to the income statement over the period that the employees provide services to the company.

        The weighted average assumptions at 30 June that were used for right grants are as follows:

		2012	2011	2010
Risk free interest rate at date of valuation	%	6,09-7,15	7,56-8,15	7,87-8,22
Expected volatility	%	24,13	25,58	28,69
Expected dividend yield	%	5,11	3,22	3,35
Expected forfeiture rate	%	5,00	5,00	5,00
Vesting period	years	3	3	3

        The risk free interest rate for periods within the contractual term of the rights is based on South African government bonds in effect at each reporting date and the expected volatility in the value of the rights granted is determined using the historical volatility of the Sasol ordinary share price. The expected dividend yield of the rights granted is determined using the historical dividend yield of the Sasol ordinary shares.

        The valuation of share-based payment expenses requires a significant degree of judgement to be applied by management.

Estimation of natural oil and gas reserves

        In accordance with the United States Securities and Exchange Commission (SEC) regulations, proved oil and gas reserves, are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time. Existing economic conditions include prices and costs at which economic produciability from a reservoir is to be determined. The price shall be the average price during the 12 month period prior to the ending date of the period covered by the report.

        Our reported natural oil and gas reserves are estimated quantities based on SEC reporting regulations. Additionally we require that the estimated quantities of oil and gas and related substances will be produced by a project sanctioned by all internal and external parties to the extent necessary for the project to enter the execution phase and sufficient to allow the resultant products to be brought to market.

        See "Item 4.D Information on the company—Property, plants and equipment—Oil and gas production and exploration operations—Reserve disclosure".

        There are numerous uncertainties inherent in estimating quantities of reserves and in projecting future rates of production, including factors which are beyond our control. The accuracy of any reserve estimate is a function of the quality of available data, engineering and geological interpretation and judgement. Estimates of oil and gas reserves therefore are subject to future revision, upward or downward, resulting from new data and current interpretation, as well as a result of improved recovery, extensions and discoveries, the purchase or sale of assets, commercial arrangements, operational factors and production. Accordingly, financial and accounting measures (such as the standardised measure of future discounted cash flows, depreciation and amortisation charges and environmental and decommissioning obligations) that are based on proved reserves are also subject to revision and change.

        Refer to "Table 5—Standardised measure of discounted future net cash flows", on page G-7 for our standardised discounted future net cash flow information in respect of proved reserves for the year ended 30 June 2012 and to "Table 6—Changes in the standardised measure of discounted future net cash flows", on page G-9.

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

There were no significant changes to the useful lives of our long-lived assets (other than oil and gas and coal mining assets as discussed above) during 2012, 2011 and 2010.

Impairment of long-lived assets

        Long-lived assets are reviewed using economic valuations to calculate impairment losses whenever events or a change in circumstance indicate that the carrying amount may not be recoverable. In carrying out the economic valuations, an assessment is made of the future cash flows expected to be generated by the assets, taking into account current market conditions, the expected lives of the assets and our latest budgets. The actual outcome can vary significantly from our forecasts, thereby affecting our assessment of future cash flows. Assets whose carrying values exceed their estimated recoverable amount, determined on a discounted basis, are written down to an amount determined using discounted net future cash flows expected to be generated by the asset. The expected future cash flows are discounted based on Sasol's weighted average cost of capital (WACC) which, at 30 June 2012 and 2011, was:

	2012	2011
	%	%
South Africa	12,95	12,95
Europe	8,0 to 8,7	8,0 to 8,7
North America	8,0	8,0

        Discount rates for all other countries are based on their specific risk rate. Refer to the discussions included below under the Segment overview for the financial impact of the impairment assessments performed during the current year.

        Management has considered the sensitivity of the values in use to various key assumptions such as crude oil and gas prices, commodity prices and exchange rates. These sensitivities have been taken into consideration in determining the required impairments and reversals of impairments. With regard to the impairment recognised in respect of the Sasol Canada shale gas assets, the value in use is particularly sensitive to changes in the gas price, estimated ultimate recovery factor as well as changes in drilling and completion costs. A change in any of these would significantly affect the calculated value in use. Refer to Note 42 to "Item 18—Financial statements" for the table that includes the assumptions used for impairment testing.

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

        The group's environmental rehabilitation and decommissioning obligations accrued at 30 June 2012 were R8 911 million compared to R6 900 million in 2011.

        It is envisaged that, based on the current information available, any additional liability in excess of the amounts provided will not have a material adverse effect on the group's financial position, liquidity or cash flow.

        The following risk-free rates were used to discount the estimated cash flows based on the underlying currency and time duration of the obligation:

	2012	2011	2010
	%	%	%
South Africa	5,4 to 7,5	6,0 to 8,5	6,6 to 8,4
Europe	0,6 to 2,2	1,9 to 4,1	1,0 to 3,8
United States	0,5 to 2,5	0,4 to 4,1	0,6 to 4,5
Canada	1,0 to 2,6	1,2 to 4,1	—

        An increase in the discount rate by one percent would result in a decrease in the long-term obligations recognised of approximately R1 275 million and a decrease of one percent would result in an increase of approximately R1 606 million.

Employee benefits

        We provide for our obligations and expenses for pension and provident funds as they apply to both defined contribution and defined benefit schemes, as well as post-retirement healthcare benefits. The amount provided is determined based on a number of assumptions and in consultation with an independent actuary. These assumptions are described in Note 20 to "Item 18—Financial statements" and include, among others, the discount rate, healthcare cost inflation and rates of increase in compensation costs. The nature of the assumptions is inherently long-term, and future experience may differ from these estimates. For example, a one percent increase in assumed healthcare cost trend rates would increase the accumulated healthcare post-retirement benefit obligation by R638 million to R4 083 million.

        The group's net obligation in respect of defined benefit pension plans is actuarially calculated separately for each plan by deducting the fair value of plan assets from the gross obligation for post-retirement benefits. The gross obligation is determined by estimating the future benefit attributable to employees in return for services rendered to date.

        During 2012, the group changed its accounting policy with respect to recognising actuarial gains and losses on post-retirement defined benefit plans upon the adoption of IAS 19 (Amendments), Employee Benefits (IAS 19). Under the previous policy, the group applied the corridor method whereby any cumulative unrecognised actuarial gain or loss that exceeded ten percent of the greater of the present value of the defined benefit obligation and fair value of the plan assets was charged to the income statement over the expected average remaining service lives of participating employees. Actuarial gains or losses within the corridor were not recognised. Under the amended policy, all actuarial gains and losses are recognised immediately in other comprehensive income. In addition, the group changed its accounting policy with respect to calculating the expected return on plan assets. Under the previous policy, net interest income was recognised in the income statement based on the expected rate of return of plan assets. Under the amended policy, the interest rate on plan assets is no longer calculated based on an expected rate of return but rather equal to the discount rate used for determining pension obligations.

        This change in accounting policy has been applied retrospectively and the 2011 and 2010 balances have been restated. The adoption of the amendments to IAS 19 did not have a significant impact on earnings or cash flows, and accordingly the income statement and statement of cash flows have not been restated. Refer to Note 1 to "Item 18—Financial statements", which summarises the adjustments made to the statement of financial position, statement of comprehensive income and statement of changes in equity on adoption of the IAS 19 amendments.

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

        In terms of the Pension Funds Second Amendment Act 2001, the Sasol Pension Fund in South Africa undertook a surplus apportionment exercise as at December 2002. The surplus apportionment exercise, and the 31 December 2002 statutory valuation of the fund, was approved by the Financial Services Board on 26 September 2006. Payments of benefits to former members in terms of the surplus apportionment scheme have been substantially completed and an amount of R101 million has been set aside for members that have not claimed their benefits. Based on the rules of the fund, the latest actuarial valuation of the fund and the approval of the trustees of the surplus allocation, the company has an unconditional entitlement to only the funds in the employer surplus account and the contribution reserve. The estimated surplus due to the company amounted to R313 million as at 31 March 2012 and has been included in the pension asset recognised in the current year.

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

Secondary Taxation on Companies/Dividend Withholding Tax

        In South Africa, we pay income tax only. Secondary Taxation on Companies (STC) was levied on companies until 1 April 2012 at a rate of 10% (2011—10%) of dividends distributed. STC has been replaced by a dividend withholding tax at the rate of 15% on dividends distributed to shareholders with effect from 1 April 2012. The change to the dividend withholding tax has resulted in the shareholders being liable for this tax. See "Item 10.E—South African taxation—Taxation of dividends".

        We do not provide for deferred tax on undistributed earnings at the tax rate applicable to distributed earnings. We believe that this is consistent with the accounting principle that does not allow the accrual of dividend payments if a dividend is declared after year end.

        Dividend withholding tax is payable at a rate of 15% on dividends distributed to shareholders. This tax is not attributable to the company paying the dividend but is collected by the company and paid to the tax authorities on behalf of the shareholder. On receipt of a dividend, the dividend withholding tax is recognised as part of the current tax charge in the income statement in the period in which the dividend is received.

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

OUR RESULTS OF OPERATIONS

        The financial results for the years ended 30 June 2012, 2011 and 2010 below are stated in accordance with IFRS as issued by the IASB.

Results of operations

	2012	2011	Change 2012/2011	Change 2012/2011	2010	Change 2011/2010	Change 2011/2010
	(Rand in millions)			(%)	(Rand in millions)		(%)
Turnover	169 446	142 436	27 010	19	122 256	20 180	17
Cost of sales and services rendered	(111 042)	(90 467)	(20 575)	23	(79 183)	(11 284)	14

Gross profit	58 404	51 969	6 435	12	43 073	8 896	21
Other operating income	1 416	1 088	328	30	854	234	27
Operating expenditure	(23 062)	(23 107)	45	—	(19 990)	(3 117)	16

Operating profit	36 758	29 950	6 808	23	23 937	6 013	25
Net other expenses	(755)	(534)	(221)	41	(565)	31	(5)

Profit before tax	36 003	29 416	6 587	22	23 372	6 044	26
Taxation	(11 746)	(9 196)	(2 550)	28	(6 985)	(2 211)	32

Profit	24 257	20 220	4 037	20	16 387	3 833	23

Attributable to
Shareholders	23 583	19 794	3 789	19	15 941	3 853	24
Non-controlling interests in subsidiaries	674	426	248	58	446	(20)	(4)

	24 257	20 220	4 037	20	16 387	3 833	23

Overview

        Turnover has increased by 19%, operating profit by 23% and profit attributable to shareholders by 19% for this year. This has primarily resulted from the higher average crude oil prices and product prices, as well as the impact of the weaker average rand/US dollar exchange rate. Overall, group production volumes are in line with the prior year, despite interruptions in Sasol Synfuels' production resulting from industrial action and production incidents in the first half of the year. Our operating margin has been enhanced by the cost containment initiatives implemented over the last three years.

        Operating profit of R36,8 billion increased by 23% compared with the prior year. The higher operating profit resulted due to a 17% improvement in the average crude oil (average dated Brent was US$112,42/b at 30 June 2012 compared with US$96,48/b at 30 June 2011) and product prices as well as an 11% weaker average rand/US dollar exchange rate (R7,78/US$ at 30 June 2012 compared with R7,01/US$ at 30 June 2011). This was coupled with a solid operational performance in our businesses, despite lower overall sales volumes throughout the group. In addition, the results have been positively impacted by exchange gains on forward exchange contracts, primarily related to the Canadian shale gas assets.

        In addition, operating profit in 2012 was negatively impacted by once-off charges totalling R2 121 million (2011—R1 103 million). These items relate primarily to the partial impairment of our Canadian shale gas assets and impairment of Block 16 & 19 in Mozambique of R964 million and R434 million, respectively, and the write off of unsuccessful exploration wells in Australia amounting to R274 million, offset by the profit of R124 million on the sale of our Sasol Nitro Phalaborwa operations and certain of the downstream fertiliser businesses and the profit realised on the disposal of the Witten plant in Germany of R285 million. The operating profit in 2011 includes once-off competition related administrative penalties of R112 million, the partial impairment of Escravos GTL of R123 million, the reversal of the impairment of Sasol Italy of R491 million and the share-based payment expense related to the Ixia Coal transaction of R565 million. Operating profit includes the Sasol Inzalo share-based payment expense of R470 million, which is lower than the expense of R830 million in the previous year. In addition, there was a general decrease in the Sasol incentive schemes expense in line with the Sasol share price performance.

        Group production volumes remained consistent with the prior year. Sasol Synfuels' production for the year of 7,2 million tons (Mt) was above expectations, despite the negative effect of industrial action and plant instabilities in the first half of the year. We reprioritised our focus in respect of production utilisation, especially in our European chemical businesses, to match lower demand and optimise margins in light of the weakening European macroeconomic conditions.

Turnover

        Turnover consists of the following categories:

	2012	2011	Change 2012/2011	Change 2012/2011	2010	Change 2011/2010	Change 2011/2010
	(Rand in millions)			(%)	(Rand in millions)		(%)
Sale of products	167 893	141 018	26 875	19	120 820	20 198	17
Services rendered	1 027	867	160	18	889	(22)	(2)
Commission and marketing income	526	551	(25)	(5)	547	4	1

Turnover	169 446	142 436	27 010	19	122 256	20 180	17

        The primary factors contributing to these increases were:

	Change 2012/2011		Change 2011/2010
	(Rand in millions)%		(Rand in millions)%
Turnover, 2011 and 2010, respectively	142 436		122 256
Exchange rate effects	8 944	6	(6 206)	(5)
Product prices	23 722	17	22 630	19
—crude oil	2 036	2	3 101	3
—other products (including chemicals)	21 686	15	19 529	16
Net volume changes	(5 836)	(4)	3 639	3
Other effects	180	—	117	—

Turnover, 2012 and 2011, respectively	169 446		142 436

Cost of sales and services rendered

        Cost of sales of products.    The cost of sales in 2012 amounted to R110 763 million, an increase of R20 675 million, or 23%, compared with R90 088 million in 2011 which increased by 14% from R78 886 million in 2010. The increase in 2012 compared with 2011 was mainly due to the increase in feedstock prices resulting from higher average crude oil prices. Included in cost of sales in 2012, is an amount of R331 million (2011—R120 million and 2010—R172 million) in respect of the net write-down of inventories to net realisable value. The increase in 2011 compared with 2010 was mainly due to the increase in feedstock prices resulting from higher average crude oil prices. Compared to turnover from the sale of products, cost of sales of products was 66% in 2012, 64% in 2011 and 65% in 2010.

Other operating income

        Other operating income in 2012 amounted to R1 416 million, which represents an increase of R328 million, or 30%, compared with R1 088 million in 2011, which increased by R234 million compared with R854 million in 2010. Included in other operating income for the 2012 year is a gain on hedging activities realised by Sasol Financing on foreign exchange contracts of R335 million (2011—R276 million and 2010—R218 million), insurance proceeds of R39 million (2011—R46 million and 2010—R25 million) and R128 million (2011—R79 million and 2010—R143 million) in respect of deferred income received related to emission rights.

Operating expenditure

        Operating expenditure consists of the following categories:

	2012	2011	Change 2012/2011	Change 2012/2011	2010	Change 2011/2010	Change 2011/2010
	(Rand in millions)			(%)	(Rand in millions)		(%)
Marketing and distribution expenditure	(6 701)	(6 796)	95	(1)	(6 496)	(300)	5
Administrative expenditure	(11 672)	(9 887)	(1 785)	18	(9 451)	(436)	5
Other expenses	(4 932)	(5 408)	476	(9)	(3 036)	(2 372)	78
Translation gains/(losses)	243	(1 016)	1 259	(124)	(1 007)	(9)	1

Operating expenditure	(23 062)	(23 107)	45	—	(19 990)	(3 117)	16

        The variances in operating costs and expenses are described in detail in each of the various reporting segments, included in the Segment overview below.

        Marketing and distribution expenditure.    These costs comprise marketing and distribution of products as well as advertising, salaries and expenses of marketing personnel, freight, railage and customs and excise duty. Marketing and distribution costs in 2012 amounted to R6 701 million, R6 796 million in 2011 and R6 496 million in 2010. Compared to sales of products, marketing and distribution costs represented 4% in 2012 compared with 5% in both 2011 and 2010. The variation in these costs has been contained to inflation levels during the years under review.

        Administrative expenditure.    These costs comprise expenditure of personnel and administrative functions, including accounting, information technology, human resources, legal and administration, pension and post-retirement healthcare benefits. Administrative expenses in 2012 amounted to R11 672 million, an increase of R1 785 million, or 18%, compared with R9 887 million in 2011 which increased by 5% from R9 451 million in 2010. The increase in 2012 is mainly related to higher labour costs due to inflation and increased costs associated with the establishing and advancing of various further growth initiatives at SPI and SSI, including costs related for a full 12 months relating to our Canadian shale gas operations. These increases were partially offset by the reduction of costs in line with the group's cost containment initiative to contain costs to within inflation levels. The increase in 2011 was mainly due to higher labour costs due to inflation and increased costs associated with the establishing and advancing of various growth initiatives at SPI and SSI, including costs related to our Canadian shale gas operations. These increases were partially offset by the reduction of costs in line with the group's cost containment initiative to contain costs to within inflation levels.

        Other expenses.    Other expenses in 2012 amounted to R4 932 million, a decrease of R476 million, compared to R5 408 million in 2011, which increased by R2 372 million from R3 036 million in 2010. This amount includes impairments of R1 642 million (2011—R190 million and 2010—R110 million), reversal of impairments of R12 million (2011—R535 million and 2010—R365 million), scrapping of assets of R459 million (2011—R359 million and 2010—R156 million), the write off of unsuccessful exploration wells of R270 million (2011—R441 million and 2010—R58 million) and net profit on the disposal of property, plant and equipment and other intangible assets of R138 million (2011—R14 million and 2010—R3 million). Other expenses also includes the effects of our crude oil hedging activities amounting to a net loss of R214 million (2011—a gain of R118 million and 2010—a loss of R87 million), share-based payment expenses of R691 million (2011—R2 071 million and 2010—R943 million) and a profit of R361 million (2011—profit of R15 million and 2010—profit of R2 million) which was realised on the disposal of businesses. Further, impairments of R135 million (2011—R293 million and 2010—R138 million) were recognised in respect of trade receivables during the year. Other expenses in 2011 included amounts in respect of competition related administrative penalties of R112 million. There were no competition related administrative penalties in 2012 and 2010. Details of the impairments, scrapping of assets and the profit/(loss) on disposals are detailed in the "Segment overview".

        Translation gains.    Translation gains arising primarily from the translation of monetary assets and liabilities amounted to R243 million in 2012. The gain recognised is due to the weakening of the rand/US dollar exchange rate during the year closing at R8,17 at 30 June 2012, compared with the closing rate at 30 June 2011 of R6,77 per US dollar. The closing rate is used to translate to rand all our monetary assets and liabilities denominated in a currency other than the rand at the reporting date and as a result a net gain was recognised on these translations in 2012. The strengthening of the rand has a positive impact on the translation of our monetary liabilities, while the weakening of the rand has a negative impact on the translation of our monetary assets. In 2011, foreign exchange losses of R1 016 million were recognised due to the strengthening of the rand/US dollar exchange rate towards the end of the year closing at R6,77 at 30 June 2011 compared to the closing rate at 30 June 2010 of R7,67 per US dollar. A net foreign exchange loss of R1 007 million was recognised in 2010.

        The effects of remeasurement items(1) recognised for the year ended 30 June are set out below:

	2012	2011	2010
	(Rand in millions)
South African Energy Cluster
Sasol Mining	61	3	1
—scrapping of assets	55	5	5
—profit on disposal of property, plant and equipment	—	(2)	(4)
—impairments	6	—	—
Sasol Gas	11	6	—
—scrapping of assets	11	6	—
Sasol Synfuels	238	197	58
—scrapping of assets	238	197	59
—profit on disposal of property, plant and equipment	—	—	(1)
Sasol Oil	14	17	10
—impairments	1	7	—
—scrapping of assets	13	25	15
—profit on disposal of property, plant and equipment	—	(15)	(5)
International Energy Cluster
Synfuels International	34	126	4
—impairments	—	123	—
—scrapping of assets	34	3	—
—loss on disposal of property, plant and equipment	—	—	4
Petroleum International	1 609	442	108
—impairments	1 398	1	50
—write off of unsuccessful exploration wells	270	441	58
—profit on disposal of businesses	(59)	—	—

	2012	2011	2010
	(Rand in millions)
Chemical Cluster
Sasol Polymers	62	46	14
—impairments	61	5	5
—scrapping of assets	2	42	6
—(profit)/loss on disposal of property, plant and equipment	(1)	(1)	3
Sasol Solvents	83	63	58
—impairments	37	38	14
—reversal of impairment of property, plant and equipment	—	(15)	—
—scrapping of assets	44	32	44
—loss on disposal of property, plant and equipment	2	8	—
Sasol Olefins & Surfactants	(179)	(500)	(344)
—impairments	85	6	8
—reversal of impairments	—	(520)	(365)
—scrapping of assets	9	4	2
—loss on disposal of property, plant and equipment	12	13	6
—(profit)/loss on disposal of business	(285)	(3)	5
Other Chemicals	(94)	(11)	21
—impairments	35	6	13
—scrapping of assets	37	10	17
—profit on disposal of property, plant and equipment	(137)	(15)	(3)
—loss on disposal of intangible assets	—	—	1
—profit on disposal of associate	(7)	(6)	(7)
—profit on disposal of businesses	(10)	(6)	—
—reversal of impairment of intangible assets	(12)	—	—
Other businesses	21	37	24
—impairments	19	4	20
—scrapping of assets	16	35	8
—profit on disposal of property, plant and equipment	(14)	(2)	(4)

Remeasurement items included in other operating expenses	1 860	426	(46)

(1)
Remeasurement items include impairments, reversal of impairments, scrapping of assets and (profits)/losses on disposals of businesses, property, plant and equipment and other intangible assets.

Operating profit

        The main factors contributing to the increase in operating profit were:

	Change 2012/2011		Change 2011/2010
	(Rand in millions)%		(Rand in millions)%
Operating profit, 2011 and 2010, respectively	29 950		23 937
Exchange rate effects(1)	7 384	25	(4 545)	(19)
Net product and feedstock price(2)	6 720	23	13 913	58
—crude oil effects	7 453	25	6 965	29
—other products (including chemicals)	(733)	(2)	6 948	29
Inflation on other operating costs	(2 650)	(9)	(2 285)	(10)
Net volume and productivity effects(3)	(607)	(2)	238	1
Effects of remeasurement items(4)	(1 434)	(5)	(472)	(2)
Other effects(5)	(2 605)	(9)	(836)	(3)

Operating profit, 2012 and 2011, respectively	36 758		29 950

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

(5)
This amount includes the depreciation charge of our Canadian operations of approximately R1,3 billion in 2012, as well as the effects of the once-off share-based payment expense relating to the Ixia Coal transaction recognised in 2011 and the competition related administrative penalty paid in 2011.

Net other (expenses)/income

        Net other (expenses)/income consist of the following:

	2012	2011	Change 2012/2011	Change 2012/2011	2010	Change 2011/2010	Change 2011/2010
	(Rand in millions)			(%)	(Rand in millions)		(%)
Dividends received	22	40	(18)	(45)	31	9	29
Share of profit of associates (net of tax)	479	292	187	64	217	75	35
Interest received	774	951	(177)	(19)	1 301	(350)	(27)
Finance costs	(2 030)	(1 817)	(213)	12	(2 114)	297	14
—interest incurred	(2 054)	(1 860)	(194)	10	(2 172)	312	14
—interest capitalised	24	43	(19)	(44)	58	15	26

Net other expenses	(755)	(534)	(221)	41	(565)	31	5

        The share of profit of associates (net of tax) amounted to R479 million in 2012 compared with R292 million in 2011 and R217 million in 2010. The increase in 2012 is attributable to the higher share of associates profit earned during the year.

        Interest received amounted to R774 million in 2012 compared with R951 million in 2011 and R1 301 million in 2010. The decrease in the interest received during 2012 and 2011 is attributable to the decrease in short-term interest bearing deposits included in cash and cash equivalents during the year, as well as the decrease in interest rates. The group recorded a net decrease in short-term deposits for the year of R3 billion (2011—R2 billion).

        Interest incurred in 2012 amounted to R2 054 million, an increase of 10% from 2011, of which R24 million was capitalised, compared with interest incurred of R1 860 million in 2011 and R2 172 million in 2010, of which R43 million and R58 million was capitalised for the respective years. The increase in 2012 is mainly due to the increase of the A and B preference shares dividends relating to the Sasol Inzalo long-term debt. The decrease in 2011 is mainly due to decreasing interest rates from 2010 to 2011 of approximately 100 basis points and the 4% decrease in net debt from 2010. Interest capitalised in 2012, 2011 and 2010 relates to interest on specific borrowings only. Included in interest incurred is an amount of R489 million in 2012, R468 million in 2011 and R373 million in 2010 related to notional interest (unwinding of discount) primarily in respect of environmental rehabilitation and decommissioning obligations.

Income tax

        Income tax expense in 2012 amounted to R11 746 million, an increase of 28%, compared with R9 196 million in 2011, which increased by 32% from R6 985 million in 2010.

        The income statement charge consists of the following:

	2012	2011	2010
	(Rand in millions)
Current tax
—South African normal tax	7 358	5 235	4 270
—Dividend withholding tax	16	—	—
—Secondary tax on companies (STC)	1 032	771	606
—Foreign tax	1 861	1 192	726

Total current tax	10 267	7 198	5 602
Deferred tax
—South African	1 711	1 491	1 105
—Foreign	(232)	507	278

Total deferred tax expense	1 479	1 998	1 383

Income tax expense for the year	11 746	9 196	6 985

        The effective tax rate was 32,6% in 2012, 31,3% in 2011 and 29,9% in 2010. The difference in 2012 between the South African statutory tax rate of 28% and the effective tax rate results mainly from the STC, which is levied at a rate of 10% on dividends paid (until 1 April 2012), differences in foreign tax rates, deferred tax assets not recognised on tax losses and disallowed expenditure, which mainly related to share-based payment expenses, and preference share dividends offset by exempt income and utilisation of tax losses.

        The increase in the effective tax rate from 31,3% in 2011 to 32,6% in 2012 is primarily as a result of the lower share-based payment expenses in 2012, resulting from the once-off Ixia Coal transaction in 2011, a decrease in the utilisation of tax losses in 2012, additional tax losses which have not been recognised as deferred tax assets compared to the prior year, an increase in income received which is exempt for tax purposes, an increase in expenditure which is not tax deductible, increase in the interest rates of the A and B preference shares dividends relating to the Sasol Inzalo long-term debt of which the dividends are not deductible for tax purposes and other adjustments. The share-based payment expenses are not deductible for tax purposes. The increase in the effective tax rate from 29,9% in 2010 to 31,3% in 2011 is as a result of the higher share-based payment expenses, resulting from the Ixia Coal transaction and competition related administrative penalties paid in 2011 compared with the prior year. The competition related administrative penalties and share-based payment expenses are not deductible for tax purposes. Refer to Item 18 "Financial Statements—Note 41—Taxation".

Non-controlling interests in subsidiaries

        Profit attributable to non-controlling interests in subsidiaries in 2012 amounted to R674 million compared with R426 million in 2011 and R446 million in 2010. In 2012, the non-controlling interests in subsidiaries increased due to an increase in profits earned from Sasol Oil, in which outside shareholders have a 25% interest.

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

Turnover per segment

	South African energy cluster					International energy cluster		Chemical cluster
	Sasol Mining	Sasol Gas	Sasol Synfuels	Sasol Oil	Other	Sasol Synfuels International	Sasol Petroleum International	Sasol Polymers	Sasol Solvents	Sasol Olefins & Surfactants	Other Chemicals	Other businesses	Total
	(Rand in millions)
2012
External turnover	2 256	3 967	1 268	66 800	—	5 182	1 778	19 952	17 429	37 044	13 720	50	169 446
% of external turnover	2%	2%	1%	39%	—	3%	1%	12%	10%	22%	8%	—	100%
Inter-segment turnover	8 416	2 964	47 523	620	—	136	1 333	129	1 485	654	4 339	8 548	76 147
% of inter-segment turnover	11%	4%	62%	1%	—	—	2%	—	2%	1%	6%	11%	100%

Total turnover	10 672	6 931	48 791	67 420	—	5 318	3 111	20 081	18 914	37 698	18 059	8 598	245 593

2011
External turnover	2 029	3 170	1 208	54 265	—	3 715	1 211	16 985	16 156	31 116	12 554	27	142 436
% of external turnover	1%	2%	1%	38%	—	3%	1%	12%	11%	22%	9%	—	100%
Inter-segment turnover	7 117	2 275	36 277	519	—	—	946	97	1 124	599	4 223	6 016	59 193
% of inter-segment turnover	12%	4%	61%	1%	—	—	2%	—	2%	1%	7%	10%	100%

Total turnover	9 146	5 445	37 485	54 784	—	3 715	2 157	17 082	17 280	31 715	16 777	6 043	201 629

2010
External turnover	1 696	2 986	879	47 932	—	2 282	916	14 236	14 425	24 774	11 951	179	122 256
% of external turnover	1%	2%	1%	39%	—	2%	1%	12%	12%	20%	10%	—	100%
Inter-segment turnover	6 167	2 385	33 014	479	—	—	769	85	1 340	509	4 257	5 241	54 246
% of inter-segment turnover	11%	4%	61%	1%	—	—	1%	—	3%	1%	8%	10%	100%

Total turnover	7 863	5 371	33 893	48 411	—	2 282	1 685	14 321	15 765	25 283	16 208	5 420	176 502

Operating profit/(loss) per segment

	South African energy cluster					International energy cluster			Chemical cluster
	Sasol Mining	Sasol Gas	Sasol Synfuels	Sasol Oil	Other	Sasol Synfuels International	Sasol Petroleum International		Sasol Polymers	Sasol Solvents	Sasol Olefins & Surfactants		Other Chemicals	Other businesses		Total
Operating profit/(loss) 2012 (Rm)	2 287	2 985	22 095	1 592	(2)	1 881	(1 936)		716	1 403	3 193		1 188	1 356		36 758
% of total	6%	8%	60%	4%	—	5%	(5%	)	2%	4%	(9%	)	3%	4%		100%

Operating profit/(loss) 2011 (Rm)	1 063	2 578	15 188	1 180	(62)	1 205	382		1 579	1 655	4 161		1 317	(296)		29 950
% of total	4%	9%	51%	3%	—	4%	1%		5%	6%	14%		4%	(1%	)	100%

Operating profit/(loss) 2010 (Rm)	815	2 479	13 175	1 364	(25)	131	337		958	1 154	2 492		892	165		23 937
% of total	3%	10%	55%	6%	—	1%	1%		4%	5%	10%		4%	1%		100%

Segment review

South African energy cluster

Sasol Mining—results of operations

	2012	2011	Change 2012/2011	Change 2012/2011	2010	Change 2011/2010	Change 2011/2010
	(Rand in millions)			(%)	(Rand in millions)		(%)
Turnover
External	2 256	2 029	227	11	1 696	333	20
Inter-segment	8 416	7 117	1 299	18	6 167	950	15

Total turnover	10 672	9 146	1 526	17	7 863	1 283	16
Operating costs and expenses(1)	(8 385)	(8 083)	(302)	4	(7 048)	(1 035)	15

Operating profit	2 287	1 063	1 224	115	815	248	30

Operating margin %	21	12			10

(1)
Operating costs and expenses net of other income.

Results of operations 2012 compared to 2011

        Total turnover increased by 17% from R9 146 million to R10 672 million mainly due to higher sales prices to Sasol Synfuels and the positive impact of the weaker rand/US dollar exchange rate, offset by lower US dollar export coal prices per ton. Sales volumes were in line with those of the prior year at 42,8 million tons (Mt) for 2012 compared with 42,6 Mt in 2011.
        Production volumes increased by 4% to 40,0 Mt for 2012 compared with 38,6 Mt in 2011, despite industrial action and adverse geological conditions due to some collieries reaching the end of their life of mine.

        Operating costs and expenses increased by 12% excluding the effects of the Sasol Ixia transaction, mainly due to higher labour costs, inflation, maintenance costs and material costs.

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

        The main factors contributing to the increase in operating profit were:

	Change 2012/2011		Change 2011/2010
	(Rand in millions)%		(Rand in millions)%
Operating profit, 2011 and 2010, respectively	1 063		815
Exchange rate effects	258	24	(182)	(22)
Net product price	383	36	1 917	235
Inflation on other operating costs	(310)	(29)	(251)	(31)
Net volume and productivity effects	347	33	(487)	(60)
Effects of remeasurement items	(58)	(6)	(2)	—
Other effects(1)	604	57	(747)	(92)

Operating profit, 2012 and 2011, respectively	2 287		1 063

(1)
This arises primarily from the effects of the share-based payment expense resulting from the Ixia Coal transaction in 2011.

Remeasurement items for the years ended 30 June

        Operating costs and expenses include the effect of the following remeasurement items:

	2012	2011	2010
	(Rand in millions)
Scrapping of property, plant and equipment	43	5	5
Scrapping of assets under construction	12	—	—
Impairment of property, plant and equipment	6	—	—
Profit on disposal of property, plant and equipment	—	(2)	(4)

Total loss	61	3	1

        The remeasurement items in 2012 include the scrapping of thin seam mining components which are no longer economically viable (R43 million) and projects, which were discontinued and whose technologies can no longer be used (R12 million). In addition, an impairment was recognised in respect of battery haulers of which the recoverable amount was assessed as being below R6 million of its carrying amount.

        During 2011 and 2010 numerous assets with small carrying values were retired from use and the remaining carrying values attributable to these assets were written off. Other smaller assets were disposed of in 2011 and 2010 realising a profit of R2 million in 2011 (2010—R4 million).

Sasol Gas—results of operations

	2012	2011	Change 2012/2011	Change 2012/2011	2010	Change 2011/2010	Change 2011/2010
	(Rand in millions)			(%)	(Rand in millions)		(%)
Turnover
External	3 967	3 170	797	25	2 986	184	6
Inter-segment	2 964	2 275	689	30	2 385	(110)	(4)

Total turnover	6 931	5 445	1 486	27	5 371	74	1
Operating costs and expenses(1)	(3 946)	(2 867)	(1 079)	38	(2 892)	25	(1)

Operating profit	2 985	2 578	407	16	2 479	99	4

Operating margin %	43	47			46

(1)
Operating costs and expenses net of other income.

Results of operations 2012 compared to 2011

        Total turnover increased by 27% from R5 445 million in 2011 to R6 931 million in 2012 mainly due to higher sales volumes due to stronger demand from Sasol's operations in Sasolburg and Secunda and higher gas sales prices, despite the negative impact of exchange rates on gas purchases.

        Sales volumes were 1,5% higher at 152,4 MGJ for 2012 compared with 150,2 MGJ in 2011.

        Operating costs and expenses increased by 38% which is as a result of higher cash fixed costs, higher labour costs due to the filling of vacant positions, and increases in corporate fees and sundry costs.

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

        The main factors contributing to the increase in operating profit were:

	Change 2012/2011		Change 2011/2010
	(Rand in millions)%		(Rand in millions)%
Operating profit, 2011 and 2010, respectively	2 578		2 479
Exchange rate effects	3	—	5	—
Net product price	427	16	(525)	(21)
Inflation on other operating costs	(30)	(1)	(13)	(1)
Net volume and productivity effects	123	5	687	28
Effects of remeasurement items	(5)	—	(6)	—
Other effects	(111)	(4)	(49)	(2)

Operating profit, 2012 and 2011, respectively	2 985		2 578

Remeasurement items for the years ended 30 June

        Operating costs and expenses include the effect of the following remeasurement items:

	2012	2011	2010
	(Rand in millions)
Scrapping of assets under construction	11	6	—

        In 2012 and 2011, smaller projects which are no longer considered economically viable were written off.

Sasol Synfuels—results of operations

	2012	2011	Change 2012/2011	Change 2012/2011	2010	Change 2011/2010	Change 2011/2010
	(Rand in millions)			(%)	(Rand in millions)		(%)
Turnover
External	1 268	1 208	60	5	879	329	37
Inter-segment	47 523	36 277	11 246	31	33 014	3 263	10

Total turnover	48 791	37 485	11 306	30	33 893	3 592	11
Operating costs and expenses(1)	(26 696)	(22 297)	(4 399)	20	(20 718)	(1 579)	8

Operating profit	22 095	15 188	6 907	45	13 175	2 013	15

Operating margin %	45	41			39

(1)
Operating costs and expenses net of other income.

Results of operations 2012 compared to 2011

        Total turnover increased by 30% from R37 485 million in 2011 to R48 791 million in 2012 mainly due to the higher average crude oil prices, higher product prices and the weakening of the rand against the US dollar.

        Production volumes were 1,1% higher than in the previous year, due to improved plant efficiencies and a phase shutdown in comparison with a full shutdown in the previous year which were reduced by the impact of plant instabilities and incidents in the first half of the year.

        Operating costs and expenses increased by 20% mainly due to increased feedstock, maintenance and energy costs, as well as provisions for rehabilitation expenses.

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

        Operating costs and expenses increased by 8% mainly due to increased depreciation resulting from the commissioning of the open cycle gas turbines.

        The main factors contributing to the increase in operating profit were:

	Change 2012/2011		Change 2011/2010
	(Rand in millions)%		(Rand in millions)%
Operating profit, 2011 and 2010, respectively	15 188		13 175
Exchange rate effects	3 980	26	(2 702)	(21)
Net product and feedstock price	6 345	42	6 676	51
—crude oil effects	5 567	37	6 531	50
—other products	778	5	145	1
Inflation on other operating costs	(1 202)	(8)	(797)	(6)
Net volume and productivity effects	(863)	(6)	(1 743)	(13)
Effects of remeasurement items	(41)	—	(139)	(1)
Other effects(1)	(1 312)	(9)	718	5

Operating profit, 2012 and 2011, respectively	22 095		15 188

(1)
The most significant movement in 2012 was as a result of provision for rehabilitation expenses due to a change in the discount rate and PPI assumptions.

Remeasurement items for the years ended 30 June

        Operating costs and expenses include the effect of the following remeasurement items:

	2012	2011	2010
	(Rand in millions)
Scrapping of property, plant and equipment	57	151	35
Scrapping of assets under construction	181	46	24
Profit on disposal of property, plant and equipment	—	—	(1)

Total loss	238	197	58

        The remeasurement items in 2012 include the scrapping of sections of projects and property, plant and equipment (R57 million) and assets under construction (R181 million) which are no longer economically viable and whose technologies can no longer be used.

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

Sasol Oil—results of operations

	2012	2011	Change 2012/2011	Change 2012/2011	2010	Change 2011/2010	Change 2011/2010
	(Rand in millions)			(%)	(Rand in millions)		(%)
Turnover
External	66 800	54 265	12 535	23	47 932	6 333	13
Inter-segment	620	519	101	19	479	40	8

Total turnover	67 420	54 784	12 636	23	48 411	6 373	13
Operating costs and expenses(1)	(65 828)	(53 604)	(12 224)	23	(47 047)	(6 557)	14

Operating profit	1 592	1 180	412	35	1 364	(184)	(13)

Operating margin %	2	2			3

(1)
Operating costs and expenses net of other income.

Results of operations 2012 compared to 2011

        Total turnover increased by 23% from R54 784 million in 2011 to R67 420 million in 2012, mainly due to higher virtual refining margins of US$3,21/b in 2012 compared to US$2,43/b in 2011 and the weakening of the rand against the US dollar. Total liquid fuel sales were lower at 9,6 million cubic metres (Mm3) in 2012 compared with 10,5 Mm3 in 2011, specifically due to the overland exporters into Southern Africa.

        The crude oil throughput at our Natref refinery decreased by 11% from 3,7 Mm3 in 2011 to 3,3 Mm3 in 2012, resulting from an extended planned shutdown at the Natref refinery, coupled with crude oil supply shortages resulting from an unplanned third party single buoy mooring (SBM) shutdown in December 2011 and sales volumes were further negatively impacted by reduced trading activities.

        Operating costs and expenses increased mainly as a result of higher labour costs. Higher marketing margins, together with higher product prices underpinned the improved operating profit. Higher wholesale margins were also partly negated by the impact of the weaker rand/US dollar exchange rate.

Results of operations 2011 compared to 2010

        Total turnover increased by 13% from R48 411 million in 2010 to R54 784 million in 2011 mainly due to higher retail sales volumes. Total liquid fuel sales were marginally lower at 10,5 million cubic metres (Mm3) in 2011 compared with 10,5 Mm3 in 2010, specifically to the overland exporters into Southern Africa. Retail sales were 4% higher at 1,39 Mm3 in 2011 compared with 1,33 Mm3 in 2010.

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

        The main factors contributing to the increase /decrease in operating profit were:

	Change 2012/2011		Change 2011/2010
	(Rand in millions)%		(Rand in millions)%
Operating profit, 2011 and 2010, respectively	1 180		1 364
Exchange rate effects	162	14	(344)	(25)
Net product and feedstock price	585	50	533	39
Inflation on other operating costs	(119)	(10)	(100)	(7)
Net volume and productivity effects	(185)	(16)	70	5
Effects of remeasurement items	3	—	(7)	—
Other effects(1)	(34)	(3)	(336)	(25)

Operating profit, 2012 and 2011, respectively	1 592		1 180

(1)
This amount includes a bad debt provision of R215 million recognised in 2011.

Remeasurement items for the years ended 30 June

        Operating costs and expenses include the effect of the following remeasurement items:

	2012	2011	2010
	(Rand in millions)
Impairment of property, plant and equipment	1	7	—
Scrapping of property, plant and equipment	11	18	15
Scrapping of assets under construction	2	7	—
Profit on disposal of property, plant and equipment	—	(15)	(5)

Total loss	14	17	10

        The remeasurement items in 2012 include the impairment and scrapping of various projects and assets with small carrying values.

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

International energy cluster

Sasol Synfuels International (SSI)—results of operations

	2012	2011	Change 2012/2011	Change 2012/2011	2010	Change 2011/2010	Change 2011/2010
	(Rand in millions)			(%)	(Rand in millions)		(%)
Turnover
External	5 182	3 715	1 467	39	2 282	1 433	63
Inter-segment	136	—	136	100	—	—	—

Total turnover	5 318	3 715	1 603	43	2 282	1 433	63
Operating costs and expenses(1)	(3 437)	(2 510)	(927)	37	(2 151)	(359)	17

Operating profit	1 881	1 205	676	56	131	1 074	820

Operating margin %	35	32			6

(1)
Operating costs and expenses net of other income.

Results of operations 2012 compared to 2011

        Total turnover increased significantly by 43% from R3 715 million in 2011 to R5 318 million in 2012 mainly due to continued increased production volumes at the ORYX GTL plant in Qatar and higher product prices derived from crude oil prices.

        Production volumes (our share of production by our joint ventures) increased by 9% from 559k tons to 611k tons of refined products produced. The ORYX GTL plant continues to achieve new production records and is consistently producing above design capacity of 32 400 bpd.

        Operating costs and expenses increased by 37% mainly due to inflation, the impact of negative translation differences and increased spending on study costs in North America. Savings were obtained on labour costs due to staff migration and information technology centralisation in certain areas.

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

        The main factors contributing to the increase in operating profit were:

	Change 2012/2011		Change 2011/2010
	(Rand in millions)%		(Rand in millions)%
Operating profit, 2011 and 2010, respectively	1 205		131
Exchange rate effects	(357)	(30)	(46)	(35)
Net product price	569	47	774	590
Inflation on other operating costs	(76)	(6)	(36)	(27)
Net volume and productivity effects	411	34	714	545
Effects of remeasurement items	92	8	(122)	(93)
Other effects	37	3	(210)	(160)

Operating profit, 2012 and 2011, respectively	1 881		1 205

Remeasurement items for the years ended 30 June

        Operating costs and expenses include the effect of the following remeasurement items:

	2012	2011	2010
	(Rand in millions)
Scrapping of property, plant and equipment	—	3	—
Scrapping of assets under construction	34	—	—
Loss on disposal of property, plant and equipment	—	—	4
Impairment of investment in associate	—	123	—

Total loss	34	126	4

        The remeasurement items in 2012, include the scrapping of assets under construction of R34 million which primarily relates to costs capitalised in respect of ORYX GTL.

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

        The remeasurement items in 2010 include the loss on the disposal of property, plant and equipment that relates to various small items.

Sasol Petroleum International (SPI)—results of operations

	2012	2011	Change 2012/2011	Change 2012/2011	2010	Change 2011/2010	Change 2011/2010
	(Rand in millions)			(%)	(Rand in millions)		(%)
Turnover
External	1 778	1 211	567	47	916	295	32
Inter-segment	1 333	946	387	41	769	177	23

Total turnover	3 111	2 157	954	44	1 685	472	28
Operating costs and expenses(1)	(5 047)	(1 775)	(3 272)	184	(1 348)	(427)	32

Operating (loss)/profit	(1 936)	382	(2 318)	(607)	337	45	13

Operating margin %	(62)	18			20

(1)
Operating costs and expenses net of other income and including exploration costs.

Results of operations 2012 compared to 2011

        Total turnover increased significantly by 44% from R2 157 million in 2011 to R3 111 million in 2012.

        Increased gas production volumes from our Mozambique operations and sustained production at our Gabon operation contributed positively to SPI's results. Natural gas produced and sold increased by 2% from 88,0 MGJ in 2011 to 90,0 MGJ in 2012. Our Canadian operations produced and sold 17,0 billion standard cubic feet (Bscf) of natural gas during 2012 compared to 2,9 Bscf in 2011. Condensate sales were maintained at 0,3 million bbl in 2012 and 2011. Total oil sales after royalties from Gabon was maintained at 1,5 billion bbl from 2011.

        Operating costs and expenses increased by 184% mainly due to the impact of increased depreciation of R1 296 million relating to our Canadian operations, which were acquired in the last quarter of 2011, and a partial impairment of R964 million related to our Canadian (shale/tight gas) asset. The price of gas in North America is currently displaying more volatility than initially anticipated, coupled with higher than expected drilling and completion costs and sub-surface complexities. The asset in Canada remains under pressure in the short-term due to the extremely low natural gas prices in North America, but we are positive about the medium to long-term volume potential and strategic value of the asset. In addition, the impairment of Block 16 & 19 in Mozambique amounting to R434 million and the write-off of a dry well, WA-433 in Australia, for an amount of R274 million, negatively impacted our operating profit in 2012.

Results of operations 2011 compared to 2010

        Total turnover increased by 28% from R1 685 million in 2010 to R2 157 million in 2011 mainly due to the higher sales volumes resulting from increased production. This was further underpinned by higher average crude oil and gas prices.

        Total natural gas sales volumes from Mozambique increased from 75,1 million gigajoules (MGJ) in 2010 to 88,0 MGJ in 2011. Condensate sales increased by 50% from 0,2 million bbl in 2010 to 0,3 million bbl in 2011. Total oil sales from Gabon were maintained at 1,9 million bbl (before royalty) or 1,5 million bbl (after royalty) from 2010 to 2011.

        In 2011, SPI acquired a 50% stake in the Farrell Creek and Cypress A shale gas assets of Talisman Energy Inc. (Talisman), a Canadian-based company, located in the Montney Basin, of British Columbia, Canada. The combined shale gas production from the Farrell Creek and Cypress A assets amounted to 2,9 Bscf. Production from the Canadian operation is ramping up.

        Operating costs and expenses increased by 32% mainly due to the write off of unsuccessful exploration wells of R441 million in 2011 and higher cash fixed costs related to the expansion of the onshore gas production facilities in Pande and Temane, Mozambique, to increase the current annual production capacity from 120 MGJ to 183 MGJ.

        The main factors contributing to the decrease / increase in operating profit were:

	Change 2012/2011		Change 2011/2010
	(Rand in millions)%		(Rand in millions)%
Operating profit, 2011 and 2010, respectively	382		337
Exchange rate effects	(46)	(12)	(22)	(7)
Net product and feedstock price	439	115	407	121
—crude oil effects	270	71	273	81
—other products	169	44	134	40
Inflation on other operating costs	(45)	(12)	(24)	(7)
Net volume and productivity effects	158	41	196	58
Effects of remeasurement items	(1 167)	(305)	(334)	(99)
Other effects(1)	(1 657)	(434)	(178)	(53)

Operating (loss)/profit, 2012 and 2011, respectively	(1 936)		382

(1)
Mainly due to increase in depreciation (R1 336 million) including the Canada operations (R1 296 million).

Remeasurement items for the years ended 30 June

        Operating costs and expenses include the effect of the following remeasurement items:

	2012	2011	2010
	(Rand in millions)
Write off of unsuccessful exploration wells	270	441	58
Impairment of property, plant and equipment	519	—	—
Impairment of assets under construction	879	1	50
Profit on disposal of businesses	(59)	—	—

Total loss	1 609	442	108

        The remeasurement items for 2012 include an amount of R270 million that was written off in respect of capitalised exploration wells subsequently appraised to be unsuccessful. This amount mainly relates to the WA-433-P licence in the Carnavon Basin offshore North West Australia.

        In 2012, an amount of R434 million (US$56,1 million), which had been capitalised in respect of exploration expenditure on Block 16 & 19, in Mozambique was impaired to zero as it was determined that it is not economically viable to develop Block 16 & 19.

        The assets in Canada remain under pressure in the short-term mainly due to the extremely low natural gas prices in North America. The value in use is particularly sensitive to changes in the gas price, estimated ultimate recovery factor as well as changes in drilling and completion costs. An amount of R964 million (CAD120 million) has been recognised as a partial impairment in respect of the Farrell Creek and Cypress A assets at 30 June 2012.

        Sasol Petroleum International disposed of its JDZ Block-1 licence in Nigeria, realising a loss on disposal of R1 million. This was offset by a profit realised of R60 million on the farm-down of a 10% equity share in the PPL-285 licence in Papua New Guinea.

        In 2011, an amount of R441 million was written off in respect of capitalised exploration wells subsequently appraised to be unsuccessful.

        In 2010, an amount of R58 million was written off in respect of capitalised exploration wells subsequently appraised to be unsuccessful. Further, certain upstream exploration assets in Nigeria were evaluated for impairment due to market transactions of similar assets and the Nigerian government's proposed new bill, which introduces changes to the fiscal regime of existing and new oil and gas licences. This evaluation resulted in an impairment of R50 million in 2010.

Chemical Cluster

Sasol Polymers—results of operations

        Our polymer-related activities are housed in two separate entities, Sasol Polymers, a division of Sasol Chemical Industries Limited, and Sasol Polymers International Investments (Pty) Ltd., a subsidiary of the Sasol Investment Company (Pty) Ltd.

	2012	2011	Change 2012/2011	Change 2012/2011	2010	Change 2011/2010	Change 2011/2010
	(Rand in millions)			(%)	(Rand in millions)		(%)
Turnover
External	19 952	16 985	2 967	17	14 236	2 749	19
Inter-segment	129	97	32	33	85	12	14

Total turnover	20 081	17 082	2 999	18	14 321	2 761	19
Operating costs and expenses(1)	(19 365)	(15 503)	(3 862)	25	(13 363)	(2 140)	16

Operating profit	716	1 579	(863)	(55)	958	621	65

Operating margin %	4	9			7

(1)
Operating costs and expenses net of other income.

Results of operations 2012 compared to 2011

        Total turnover increased by 18% from R17 082 million in 2011 to R20 081 million in 2012, mainly due to the increase in production volumes during the second half of the year and the weakening of the rand against the US dollar.

        The overall increase in our sales volumes of 1% to 1,8 Mt sold in 2012, was negated by the slowing of the international polymers market, coupled with the continued margin squeeze experienced in the South African polymers business, where feedstock price increases outweighed the increases in selling prices.

        Operating costs and expenses mainly increased due to higher feedstock prices, which offset the increase in selling prices. In addition, translation losses of R480 million were recognised, primarily arising from an exchange rate adjustment at our Arya Sasol Polymer Company operations.

        Our international operations contributed R1 864 million to the operating profit. Arya Sasol Polymer Company achieved a capacity utilisation rate of 84% for 2012.

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

        Arya Sasol Polymer Company contributed positively with an average capacity utilisation of 80% for the year.

        The main factors contributing to the decrease / increase in operating profit were:

	Change 2012/2011		Change 2011/2010
	(Rand in millions)%		(Rand in millions)%
Operating profit, 2011 and 2010, respectively	1 579		958
Exchange rate effects	257	16	(30)	(3)
Net product and feedstock price	(811)	(51)	254	27
—crude oil	(208)	(13)	(1 145)	(119)
—other products	(603)	(38)	1 399	146
Inflation on other operating costs	(162)	(10)	(182)	(19)
Net volume and productivity effects	(247)	(16)	943	98
Effects of remeasurement items	(16)	(1)	(32)	(3)
Other effects(1)	116	7	(332)	(35)

Operating profit, 2012 and 2011, respectively	716		1 579

(1)
Other effects in 2011 include the competition related administrative penalty.

Remeasurement items for the years ended 30 June

        Operating costs and expenses include the effect of the following remeasurement items:

	2012	2011	2010
	(Rand in millions)
Impairment of property, plant and equipment	—	5	5
Impairment of investments	61	—	—
Scrapping of property, plant and equipment	2	42	6
(Profit)/ loss on disposal of property, plant and equipment	(1)	(1)	3

Total loss	62	46	14

        The remeasurement items in 2012 include an impairment relating to the 40% investment in associate in Wesco China Limited. The results of the impairment review indicated that the value in use was R61 million lower than the carrying amount of the investment. Various projects and assets were retired from use and disposed of realising a profit of R1 million and numerous assets with small carrying values were retired from use and the remaining carrying values attributable to these assets were written off to the value of R2 million.

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

Sasol Solvents—results of operations

	2012	2011	Change 2012/2011	Change 2012/2011	2010	Change 2011/2010	Change 2011/2010
	(Rand in millions)			(%)	(Rand in millions)		(%)
Turnover
External	17 429	16 156	1 273	8	14 425	1 731	12
Inter-segment	1 485	1 124	361	32	1 340	(216)	(16)

Total turnover	18 914	17 280	1 634	9	15 765	1 515	10
Operating costs and expenses(1)	(17 511)	(15 625)	(1 886)	12	(14 611)	(1 014)	7

Operating profit	1 403	1 655	(252)	(15)	1 154	501	43

Operating margin %	7	10			7

(1)
Operating costs and expenses net of other income.

Results of operations 2012 compared to 2011

        Total turnover increased by 9% from R17 280 million in 2011 to R18 914 million in 2012. The increase was primarily due to higher average product prices which, despite being above prior year levels, steadily reduced over the course of the year. Margins contracted on the back of higher feedstock costs, and the impact of lower sales volumes was partially offset by the weaker rand/US dollar exchange rate. Difficult trading conditions continued to prevail, especially during the latter half of the year.

        Production volumes were comparable with the prior year, despite planned and unplanned outages at Sasol's upstream production facilities, as well as production cut-backs, mainly in Europe, due to market constraints. Sales volumes decreased by 3% from 1,61 Mt sold in 2011 to 1,56 Mt sold in 2012.

        Operating costs and expenses increased by 12% due to the increased cost of feedstock and the impact of a weaker rand/US dollar exchange rate.

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

        The main factors contributing to the decrease / increase in operating profit were:

	Change 2012/2011		Change 2011/2010
	(Rand in millions)%		(Rand in millions)%
Operating profit, 2011 and 2010, respectively	1 655		1 154
Exchange rate effects	1 230	74	(373)	(32)
Net product and feedstock price	(1 062)	(64)	937	81
—crude oil	685	41	854	74
—other products	(1 747)	(105)	83	7
Inflation on other operating costs	(149)	(9)	(172)	(15)
Net volume and productivity effects	(120)	(7)	(189)	(16)
Effects of remeasurement items	(20)	(1)	(5)	—
Other effects	(131)	(8)	303	25

Operating profit, 2012 and 2011, respectively	1 403		1 655

Remeasurement items for the years ended 30 June

        Operating costs and expenses include the effect of the following remeasurement items:

	2012	2011	2010
	(Rand in millions)
Impairment of property, plant and equipment	12	31	12
Impairment of assets under construction	—	1	2
Impairment of intangible assets	25	6	—
Reversal of impairment of property, plant and equipment	—	(15)	—
Scrapping of property, plant and equipment	44	32	44
Loss on disposal of property, plant and equipment	2	8	—

Total loss	83	63	58

        During 2012, further impairments amounting to R12 million were recognised in respect of the Herne site in Germany. This cash generating unit was fully impaired in 2008. Expenditure relating to compliance with legal and safety obligations was capitalised to the asset during the year and subsequently impaired.

        In addition, an impairment of R25 million was recognised in respect of intangible assets due to the decrease in the market price of emission rights during the year.

        The scrapping of property, plant and equipment relates to in process consumption of rhodium catalyst amounting to R42 million. The remaining scrapping of R2 million relates to other smaller assets.

        Various projects and assets were retired from use and disposed of realising a loss of R2 million.

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

        In 2007, the Methyl Ethyl Ketone in Moers, Germany, was impaired as a result of recurring losses. During 2011, the economics of the business had improved due to the successful implementation of a restructuring plan and the increase in sales prices. The previous impairment was reassessed by management and a reversal of R9 million of the previous impairment was recognised in 2011. In addition, the previously recognised impairment of R6 million of the Acrylates Glacial Acrylic Acid plant in South Africa was reversed.

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

Sasol Olefins & Surfactants (Sasol O&S)—results of operations

	2012	2011	Change 2012/2011	Change 2012/2011	2010	Change 2011/2010	Change 2011/2010
	(Rand in millions)			(%)	(Rand in millions)		(%)
Turnover
External	37 044	31 116	5 928	19	24 774	6 342	26
Inter-segment	654	599	55	9	509	90	18

Total turnover	37 698	31 715	5 983	19	25 283	6 432	25
Operating costs and expenses(1)	(34 505)	(27 554)	(6 951)	25	(22 791)	(4 763)	21

Operating profit	3 193	4 161	(968)	(23)	2 492	1 669	67

Operating margin %	8	13			10

(1)
Operating costs and expenses net of other income.

Results of operations 2012 compared to 2011

        Total turnover increased by 19% from R31 715 million in 2011 to R37 698 million in 2012, mainly due to increased product prices in some regions which were partially offset by lower sales volumes.

        Total sales volumes decreased by 4% from 2,04 Mt in 2011 to 1,95 Mt in 2012 due to lower demand. Production was optimised to match lower demand and optimise margins in light of the weakening European market conditions.

        Operating costs and expenses include a profit of R285 million recognised on the sale of the Witten site in Germany. The prior year included a reversal of an impairment of R486 million related to the Sasol Italy operations.

Results of operations 2011 compared to 2010

        Total turnover increased by 25% from R25 283 million in 2010 to R31 715 million in 2011 mainly due to increased sales volumes and improved product prices. Sales volumes increased by 6% from 1,92 Mt in 2010 to 2,04 Mt in 2011 as demand in the market recovered.

        Operating costs and expenses increased by 21% from R22 791 million in 2010 to R27 554 million in 2011. The effect of higher crude oil prices impacted negatively on oil-derived feedstock prices resulting in increased cost of sales of approximately 25%. This was offset to some extent by lower cash fixed costs. In addition, included in operating costs and expenses for 2011 is the partial reversal of the impairment of the Sasol Italy assets of R486 million and R343 million for 2011 and 2010 respectively.

        The main factors contributing to the decrease / increase in operating profit were:

	Change 2012/2011		Change 2011/2010
	(Rand in millions)%		(Rand in millions)%
Operating profit, 2011 and 2010, respectively	4 161		2 492
Exchange rate effects	356	9	(403)	(16)
Net product and feedstock price	(371)	(9)	1 769	71
Inflation on other operating costs	(119)	(3)	(72)	(3)
Net volume and productivity effects	(285)	(7)	302	12
Effects of remeasurement items	(321)	(8)	156	6
Other effects	(228)	(5)	(83)	(3)

Operating profit, 2012 and 2011, respectively	3 193		4 161

Remeasurement items for the years ended 30 June

        During the year under review operating costs and expenses include the effect of the following remeasurement items:

	2012	2011	2010
	(Rand in millions)
Impairment of property, plant and equipment	—	—	8
Impairment of intangible assets	85	6	—
Reversal of impairment of property, plant and equipment	—	(514)	(348)
Reversal of impairment of intangible assets	—	(4)	(15)
Reversal of impairment of assets under construction	—	(2)	(2)
Scrapping of property, plant and equipment	9	4	2
Loss on disposal of property, plant and equipment	12	13	6
(Profit)/loss on disposal of business	(285)	(3)	5

Total profit	(179)	(500)	(344)

        The remeasurement items in 2012 include:

  •
  An impairment of R85 million was recognised in respect of intangible assets due to the decrease in the market price of emission rights during the year;

  •
  Numerous assets with small carrying values were retired from use and the remaining carrying values attributable to these assets were written off to the value of R9 million;

  •
  Various projects and assets were retired from use and disposed of realising a loss of R12 million; and

  •
  Profit on disposal of business—we disposed of the Witten plant in Germany. The conditions precedent were met on 29 February 2012 and a profit on the disposal of R285 million was recognised.

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

Other Chemicals—results of operations

        Other chemical business includes Sasol Nitro, Sasol Wax, Merisol, Sasol Infrachem and various smaller chemical businesses.

	2012	2011	Change 2012/2011	Change 2012/2011	2010	Change 2011/2010	Change 2011/2010
	(Rand in millions)			(%)	(Rand in millions)		(%)
Turnover
External	13 720	12 554	1 166	9	11 951	603	5
Inter-segment	4 339	4 223	116	3	4 257	(34)	(1)

Total turnover	18 059	16 777	1 282	8	16 208	569	4
Operating costs and expenses(1)	(16 871)	(15 460)	(1 411)	9	(15 316)	(144)	1

Operating profit	1 188	1 317	(129)	(10)	892	425	48

Operating margin %	7	8			6

(1)
Operating costs and expenses net of other income.

Results of operations 2012 compared to 2011

        Operating profit in our other chemical businesses decreased by 10% to R1 188 million compared with the prior year.

        Sasol Nitro's operating profit was negatively impacted by lower explosive sales volumes, due to safety stoppages and labour unrest in the mining sector. Operating profit includes a once-off profit resulting from the sale of Sasol Nitro's Phalaborwa assets and certain of its downstream fertiliser businesses.

        Sasol Wax's operating profit was negatively impacted by declining sales and production volumes in the wax markets, on the back of lower demand for paraffin waxes in the US and European markets and production difficulties in South Africa. This impact was partially negated by the weakening of the rand against the US dollar. Sales volumes decreased by 11% from 636 ktpa in 2011 to 574 ktpa in 2012.

        Merisol's operating profit was positively impacted by an increase in total turnover by 10% from R846 million to R931 million in 2012 mainly due to increased sales volumes.

        Sasol Infrachem's operating profit was positively impacted by an increase in turnover relating to the sale of ammonia and speciality gasses which are partially offset by lower reformed gas production and sales volumes.

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

        Merisol's total turnover increased by 11% from R759 million to R846 million in 2011 mainly due to increased sales volumes.

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

Remeasurement items for the years ended 30 June

        Operating costs and expenses includes the effect of the following remeasurement items:

	2012	2011	2010
	(Rand in millions)
Impairment of property, plant and equipment	34	6	5
Impairment of assets under construction	—	—	7
Impairment of intangible and other assets	1	—	—
Impairment of investments	—	—	1
Reversal of impairment of intangible assets	(12)	—	—
Scrapping of property, plant and equipment	30	10	9
Scrapping of assets under construction	7	—	8
Profit on disposal of property, plant and equipment	(137)	(15)	(3)
Loss on disposal of intangible assets	—	—	1
Profit on disposal of businesses	(10)	(6)	—
Profit on disposal of associate	(7)	(6)	(7)

Total (profit)/loss	(94)	(11)	21

        The remeasurement items in 2012 include:

  •
  Impairment of property, plant and equipment—An impairment of R25 million was recognised at 30 June 2012 in respect of the ammonium sulphate plant. An additional impairment of R9 million relating to the Sasol Nitro's Secunda liquids and Secunda granular blending and bagging plant was also recognised;

  •
  Impairment of intangible and other assets—An impairment of R1 million related to Sasol Wax was recognised in respect of intangible assets due to the decrease in the market price of emission rights during the year;

  •
  Reversal of impairment of intangible assets—Reversal of impairment of intangible assets related to Merisol amounting to R12 million due to the increase in the market price of emission rights during the year;

  •
  Scrapping of property, plant and equipment—Numerous assets with small carrying values were retired from use and the remaining carrying values attributable to these assets were written off to the value of R30 million;

  •
  Scrapping of assets under construction—Numerous assets with small carrying values were retired from use and the remaining carrying values attributable to these assets were written off to the value of R7 million;

  •
  Profit on disposal of property, plant and equipment—In June 2009, a decision was taken to exit the phosphoric acid business and the Phalaborwa site was closed. As a result, the Phalaborwa business was disposed of, resulting in a profit on disposal of property, plant and equipment of R120 million being recognised. Various projects and assets were retired from use and disposed of realising a profit of R4 million;

  •
  Profit on disposal of businesses—As part of the settlement agreement with the Competition Commission, the Bellville, Endicott and Kimberley facilities, in South Africa, were sold during the period as going concerns and a profit of R10 million on the sale was realised. The Durban and Potchefstroom facilities were sold in 2011; and

  •
  Profit on disposal of associate—On 10 July 2007, Sasol Wax disposed of its 31% investment in Paramelt RMC BV, operating in The Netherlands, for a consideration of R251 million, realising a profit of R129 million. During 2012, the additional conditions precedent were met resulting in the receipt of additional consideration of R7 million and thus realising a profit on disposal of the associate of R7 million.

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

Other businesses—results of operations

        Other businesses include Sasol Financing, Sasol Technology, the group's central administration activities and alternative energy businesses.

	2012	2011	Change 2012/2011	Change 2012/2011	2010	Change 2011/2010	Change 2011/2010
	(Rand in millions)			(%)	(Rand in millions)		(%)
Turnover
External	50	27	23	85	179	(152)	(85)
Inter-segment	8 548	6 016	2 532	42	5 241	775	15

Total turnover	8 598	6 043	2 555	42	5 420	623	(11)
Operating costs and expenses(1)	(7 242)	(6 339)	(903)	14	(5 255)	(1 084)	21

Operating profit/(loss)	1 356	(296)	1 652	558	165	(461)	(279)

(1)
Operating costs and expenses net of other income.

Results of operations 2012 compared to 2011

        Operating profit for 2012 is mainly higher due to net gains realised on hedging activities.

Results of operations 2011 compared to 2010

        Operating profit for 2011 was negatively impacted by net losses incurred on hedging activities and operating expenses incurred in the ramping up of the new energy business.

Remeasurement items for the years ended 30 June

        Operating costs and expenses includes the effect of the following remeasurement items:

	2012	2011	2010
	(Rand in millions)
Impairment of property, plant and equipment	—	—	17
Impairment of intangible and other assets	16	4	1
Impairment of assets under construction	—	—	2
Impairment of investments	3	—	—
Scrapping of property, plant and equipment	16	2	8
Scrapping of assets under construction	—	33	—
Profit on disposal of property, plant and equipment	(14)	(2)	(4)

Total loss	21	37	24

        The remeasurement items in 2012 include:

  •
  An impairment of intangible assets of R16 million was due to the decrease in the market price of emission rights during the year;

  •
  An impairment of R3 million relates to the 40% investment in Thin Film Solar Technologies (Pty) Ltd. which subsequently was subsequently sold for a consideration equal to its carrying value;

  •
  Numerous assets with small carrying values were retired from use and the remaining carrying values attributable to these assets were written off to the value of R16 million; and

  •
  Profit on disposal of property, plant and equipment—The profit on disposal of property, plant and equipment of R14 million mainly relates to the disposal of an accommodation facility owned by Sasol in the Secunda area.

        The remeasurement items in 2011 include:

  •
  The scrapping of assets under construction related to the replacement of information management systems and software in which numerous projects and assets were written off to the value of R33 million;

  •
  An impairment of intangible assets of R4 million was due to the decrease in the market price of emission rights during the year; and

  •
  Numerous assets with small carrying values were retired from use and the remaining carrying values attributable to these assets were written off to the value of R2 million.

        The remeasurement items in 2010 include:

  •
  Due to the increasing cash fixed costs to maintain the accommodation facility owned by Sasol in Secunda and the relatively low occupation levels, the carrying value of the hotel was impaired by R17 million;

  •
  An impairment of intangible assets of R1 million was due to the decrease in the market price of emission rights during the year;

  •
  The impairment of assets under construction relates to the impairment of generators amounting to R2 million;

  •
  Numerous assets with small carrying values were retired from use and the remaining carrying values attributable to these assets were written off to the value of R8 million; and

  •
  Various projects and assets were retired from use and disposed of realising a profit of R4 million in 2010.

RECENT ACCOUNTING PRONOUNCEMENTS

The following accounting standards, interpretations and amendments to published accounting standards which are relevant to Sasol but not yet effective, have not been adopted in the current year:

Standard	Date published	Effective date*	Anticipated impact on Sasol
IFRS 9, Financial Instruments	12 November 2009	1 January 2015	IFRS 9 introduced new requirements for classifying and measuring financial assets. Subsequently, new requirements were published for the accounting for financial liabilities and the derecognition of financial instruments. As the scope of the standard will be further expanded to include impairment of assets and hedge accounting, we will review the effects of a comprehensive standard on financial instruments and consider adoption when appropriate.

IFRS 10, Consolidated Financial Statements	12 May 2011	1 January 2013^

This standard defines the principle of control and establishes control as the basis for determining which entities are included in the consolidated financial statements. This standard will not have a significant impact on the financial statements of the group as we currently apply the criteria for establishing control as defined in IFRS 10, Consolidated Financial Statements.

IFRS 11, Joint Arrangements	12 May 2011	1 January 2013^

This standard establishes the principles for financial reporting by parties to a joint arrangement, and focuses on the rights and obligations established under the joint arrangement rather than the legal form of the arrangement. Under this standard, a joint arrangement is classified as either a joint operation or joint venture, and the option to proportionately consolidate joint ventures has been removed. Sasol currently consolidates its joint ventures proportionately on a line-by-line basis. Application of this standard could result in some jointly controlled entities being accounted for using the equity method. We are currently evaluating the impact on the financial statements of the group and will consider adoption when appropriate.

Standard	Date published	Effective date*	Anticipated impact on Sasol
IFRS 12, Disclosure of Interests in Other Entities	12 May 2011	1 January 2013^

The standard requires an entity to disclose information that enables users of financial statements to evaluate the nature of, and risks associated with, its interests in subsidiaries, entities that are not fully consolidated, including joint arrangements, associates and special purposes entities; and the effects of those interests on its financial position, financial performance and cash flows. We are currently reviewing the effects of the standard in conjunction with IFRS 11, Joint Arrangements, and will consider adoption when appropriate.

Consolidated Financial Statements, Joint Arrangements and Disclosure of Interests in Other Entities: Transition Guidance (Amendments to IFRS 10, IFRS 11 and IFRS 12)	28 June 2012	1 January 2013^

The amendments clarify the transition guidance in IFRS 10 Consolidated Financial Statements (IFRS 10). The amendments also provide additional transition relief in IFRS 10, IFRS 11 Joint Arrangements and IFRS 12 Disclosure of Interests in Other Entities (IFRS 12), limiting the requirement to provide adjusted comparative information to only the preceding comparative period. Furthermore, for disclosures related to unconsolidated structured entities, the amendments will remove the requirement to present comparative information for periods before IFRS 12 is first applied. We are currently reviewing the effects of the standard and will consider adoption when appropriate.

IAS 27 (Amendment), Separate Financial Statements	12 May 2011	1 January 2013^

Following the introduction of IFRS 10, Consolidated Financial Statements, this standard was also amended. We are currently reviewing the effects of the standard in conjunction with IFRS 11, Joint Arrangements, and will consider adoption when appropriate.

IAS 28 (Amendment), Investments in Associates and Joint Ventures	12 May 2011	1 January 2013^

Following the introduction of IFRS 11, Joint Arrangements, this standard was also amended to take into account the changes in accounting for joint arrangements whereby joint ventures are equity accounted. We are currently reviewing the effects of the standard in conjunction with IFRS 11, Joint Arrangements, and will consider adoption when appropriate.

*
The effective date refers to periods commencing on or after the date noted and early adoption is permitted, unless otherwise indicated.

^
Early adoption is permitted provided that the entire suite of consolidation standards is adopted at the same time.

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

        In 2012, we continued with our cash conservation approach, which included our cost containment strategy and the suspension of our share repurchase programme. This resulted in the group's strong cash position. In addition, our cash conservation approach also included the prioritisation of our capital expenditure programme. In the short term, our capital expenditure was prioritised to that which can be funded through cash generated from operating activities. Our liquidity was underpinned by the higher crude oil prices and the resultant increase in product prices.

        The following table provides a summary of our cash flows for each of the three years ended 30 June 2012, 2011 and 2010:

	2012	2011	2010
	(Rand in millions)
Net cash retained from operating activities	28 024	25 816	15 529
Net cash utilised in investing activities	(27 616)	(24 465)	(16 704)
Net cash retained (utilised by)/from financing activities	(1 029)	288	(2 701)

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

Operating activities

        Net cash retained from operating activities has increased over the past three years to R28 024 million in 2012 from R25 816 million in 2011 and R15 529 million in 2010 as a result of higher crude oil prices and increase in product prices. Cash flows retained from operating activities include the following significant cash flows:

	2012	2011	Change 2012/2011	Change 2012/2011	2010	Change 2011/2010	Change 2011/2010
	(Rand in millions)			(%)	(Rand in millions)		(%)
Cash generated by operating activities	47 901	38 639	9 262	24	27 338	11 301	41
Income tax paid	(10 760)	(6 691)	(4 069)	61	(6 040)	(651)	11
Dividends paid	(9 600)	(6 614)	(2 986)	45	(5 360)	(1 254)	23

        In 2012, the average dated Brent crude oil price increased to US$112,42/b from the average of US$96,48/b in 2011 and from US$74,37/b in 2010. The impact of higher average crude oil prices and the resultant improved product prices, together with improved volumes, has had a positive impact on our operations in 2012 and 2011. However, we have seen an increase in our working capital, which has partially offset this improvement. Cash generated by operating activities has increased by 24% to R47 901 million in 2012 and by 41% to R38 639 million in 2011. In line with operating profit generated by our businesses, the most significant contributor to our cash generated by operations is Sasol Synfuels. The increase in tax paid during the year is due to the increase in taxable profit.

        Dividends paid amounted to R9 600 million in 2012 compared to R6 614 million in 2011 and R5 360 million in 2010. Our dividend distribution policy is a progressive dividend policy to distribute dividends on a regular basis, to maintain and/or grow dividends in line with the anticipated sustainable growth in earnings, barring significant economic variables such as fluctuations in the oil price and exchange rates. The prevailing circumstances of the company, future investment plans, financial performance and the trading and macro economic environments are considered when we make decisions on dividends. Dividend cover is calculated by dividing attributable earnings per share (including Secondary Tax on Companies (STC) on the prior year final dividend and excluding STC on the current year final dividend) by the interim dividend paid per share (which includes the final dividend declared per share). The average dividend cover in the past five years was approximately 2,6 times. Our dividend cover for 2012 is 2,3 times.

Investing activities

        Net cash utilised in investing activities has increased from R16 704 million in 2010 to R24 465 million in 2011 and to R27 616 million in 2012.

        Cash flows utilised in investing activities include the following significant cash flows:

	2012	2011	Change 2012/2011	Change 2012/2011	2010	Change 2011/2010	Change 2011/2010
	(Rand in millions)			(%)	(Rand in millions)		(%)
Additions to non-current assets(1)	(29 160)	(20 665)	(8 495)	41	(16 108)	(4 557)	28
Acquisition of interests in joint ventures	(24)	(3 823)	3 799	(99)	—	(3 823)	100
Disposal of businesses	713	22	691	3 140	—	22	100

(1)
Includes additions to property, plant and equipment, assets under construction and intangible assets.

        The increase in additions to non-current assets is primarily due to an increase in capital expenditure on projects to expand our operations, which includes the following key projects:

Projects(1)	Business categories	30 June 2012	30 June 2011	30 June 2010
		(Rand millions)
Pipeline expansion—1st compressor	Sasol Gas	486	177	186
Additional gasifiers in gas production	Sasol Synfuels	284	661	—
Reforming gas improvement project	Sasol Synfuels	433	557	—
Power generation with open cycle turbines	Sasol Synfuels	41	307	842
16th Oxygen train project	Sasol Synfuels	106	559	970
10th Sasol advanced synthol reactor	Sasol Synfuels	171	378	463
Gas heated heat exchange reformers	Sasol Synfuels	669	608	354
Ethane and heavier hydrocarbons	Sasol Synfuels	233	—	—
3rd Catalyst plant in Sasolburg, South Africa	Sasol Synfuels International	68	218	465
Uzbekistan GTL plant	Sasol Synfuels International	72	—	—
Mozambique exploration and development	Sasol Petroleum International	391	675	484
West Africa development	Sasol Petroleum International	93	197	83
Gas exploration project in Australia	Sasol Petroleum International	276	—	—
Canadian shale gas exploration and development	Sasol Petroleum International	6 441	1 242	—
Ethylene purification unit	Sasol Polymers	673	675	109
2nd and 3rd Octene trains	Sasol Solvents	—	124	—
Ethylene tetramerisation project in North America	Sasol Olefins & Surfactants	809	68	—
Limestone ammonium nitrate (LAN) replacement project	Other chemical businesses	350	367	—
Fischer-Tropsch wax expansion project	Other chemical businesses	2 884	1 720	564
Sasolburg gas power engines	Other businesses	949	—	—
Other smaller projects	Various	1 954	1 920	2 080

		17 383	10 453	6 600

(1)
The amounts include business development costs and our group's share of capital expenditure of joint ventures. The amounts exclude finance expenses capitalised. These amounts were approved by our board of directors. We hedge all our major South African capital expenditure in foreign currency immediately upon commitment of the expenditure or upon approval of the project.

        In addition, we invested R11 777 million, R10 212 million and R9 508 million on non-current assets in 2012, 2011 and 2010, respectively, to sustain existing operations.

        In 2012, we acquired an additional 11,2% interest in the Uzbekistan GTL project for a purchase consideration of R24 million, increasing our total participating interest in this project to 44,5%.

        On 17 December 2010, Sasol signed an agreement with the Canadian based Talisman Energy Inc (Talisman) to acquire a 50% stake in their Farrell Creek shale gas assets, located in the Montney Basin of British Columbia, Canada for a purchase consideration of R7,1 billion. Talisman will retain the remaining 50% interest and continue as operator of the Farrell Creek asset, that includes gas gathering systems and processing facilities. On 1 March 2011, the suspensive conditions pertaining to the agreement with Talisman were fulfilled and the transaction was completed. A cash consideration of CAD295,7 million (R2 068 million) was paid at that time. The remainder of the purchase consideration will be settled through the capital carry obligation.

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

        The total cash consideration paid in 2011 relating to the Canadian shale gas assets amounted to R3 823 million.

        During 2012, we disposed of businesses for a net consideration of R713 million (2011—net consideration of R22 million and 2010—net amount of nil). The disposals during 2012 include the following:

  •
  Sasol Petroleum International (SPI) disposed of 10% of its equity interest in an exploration asset in Papua New Guinea. In addition, SPI disposed of exploration assets in Nigeria. The sale of these assets was concluded in 2012 for a total consideration of R96 million;

  •
  As part of the Sasol Olefins & Surfactants restructuring programme announced in March 2007, Sasol decided to dispose of the Witten plant in Germany for a total consideration of R550 million;

  •
  Sasol Nitro concluded a settlement agreement with the South African Competition Commission to dispose of the bulk blending and liquid fertiliser blending facilities in Potchefstroom, Durban, Bellville, Endicott and Kimberley, South Africa. During 2012, the facilities in Kimberley, Bellville and Endicott were sold for a total consideration of R31 million;

  •
  Sasol Wax disposed of its 31% investment in Paramelt RMC BV, operating in The Netherlands, for a consideration of R251 million, realising a profit of R129 million in 2007. During 2012, the additional conditions precedent were met resulting in the receipt of additional consideration of R7 million; and

  •
  Sasol disposed of our 40% investment in Thin Film Solar Technologies (Pty) Ltd. for a consideration of R29 million.

        The 2011 disposals include Sasol's receipt of an additional consideration of R6 million following the fulfilment of the remaining conditions precedent relating to the disposal of the investment in Paramelt RMC BV in 2007. In addition, Sasol Nitro divested from its regional blending facilities in Durban and Potchefstroom, South Africa, for a consideration of R16 million. This divestiture is in accordance with a settlement agreement concluded with the South African Competition Commission. The 2010 disposals comprised Sasol's receipt of an additional consideration of R7 million following the fulfilment of the remaining conditions precedent relating to the disposal of the investment in Paramelt RMC BV in 2007. This consideration was offset by the additional payment required in respect of creditors related to the disposal of Sasol Italy's Crotone assets during the current year.

Financing activities

        The group's operations are financed primarily by means of its operating cash flows. Cash shortfalls are usually short-term in nature and are met primarily from short-term banking facilities. Long-term capital expansion projects and acquisitions of businesses are financed by a combination of internally generated cash flow and variable and fixed rate debt. This debt is usually in the measurement currency of the project or acquisition being financed and we aim to negotiate repayment terms that match the expected cash flow to be generated by the asset or the business acquired. Net cash utilised from financing activities was R1 029 million in 2012, compared with net cash retained of R288 million and net cash utilised of R2 701 million in 2011 and 2010, respectively. The following significant cash flows are included in financing activities:

	2012	2011	Change 2012/2011	Change 2012/2011	2010	Change 2011/2010	Change 2011/2010
	(Rand in millions)			(%)	(Rand in millions)		(%)
Repayment of short-term debt	(153)	(413)	260	(63)	(199)	214	108
Repayment of long-term debt	(1 997)	(1 702)	(295)	17	(4 647)	2 945	63
Proceeds from short-term debt	41	118	(77)	(65)	170	(52)	(31)
Proceeds from long-term debt	1 138	2 247	(1 109)	(49)	2 080	167	8

        At the annual general meeting held on 27 November 2009, shareholders renewed the directors' authority to repurchase up to 4% of the issued ordinary shares of the company, subject to the provisions of the Companies Act of South Africa and the requirements of the JSE Limited. No purchases have been made under this authority. At the annual general meeting held on 26 November 2010, shareholders granted the authority to the Sasol directors to repurchase up to 10% of Sasol's issued share capital (excluding the preferred ordinary and Sasol BEE shares) for a further maximum of 15 months. On 25 November 2011, shareholders granted the authority to the Sasol directors to repurchase up to 10% of Sasol's issued securities for a further maximum of 15 months. No shares were repurchased during 2010, 2011 and 2012.

        Through our subsidiary, Sasol Investment Company (Pty) Ltd., we had purchased 40 309 886 ordinary shares representing 6,39% of the issued share capital of the company, excluding the Sasol Inzalo share transaction, for R12,1 billion at a cumulative average price of R299,77 per share since the inception of the programme in 2007. 31 500 000 ordinary shares of the repurchased shares were cancelled on 4 December 2008 for a total value of R7,9 billion. As at 30 June 2012, through our subsidiary, Sasol Investment Company (Pty) Ltd., we held 8 809 886 ordinary shares, representing 1,44% of the issued share capital of the company, excluding the Sasol Inzalo share transaction, for an amount of R2 641 million at a cumulative average price of R299,77 per share.

        During 2012, approximately R1,4 billion relating to Arya Sasol Polymer Company was reclassified from long-term debt to short-term debt as it is expected that the debt will be repayable within the next 12 months.

        During 2011, proceeds from long-term debt included preference share debt of R707 million related to the Ixia Coal transaction and various other facilities raised across the group. In 2011, the repayment of the long-term debt related primarily to the settlement of the term loan from the Central Energy Fund in Republic of Mozambique Pipeline Investments Company (Pty) Ltd. and the repayment of the long-term debt in Arya Sasol Polymer Company which bears interest at significantly higher interest rates. In 2010, the repayment of long-term debt related primarily to the settlement of our Eurobond facility, while the proceeds from long-term debt relates to various facilities raised across the group.

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

        As at 30 June 2012, we have authorised capital expenditure of R78,6 billion, of which R32,8 billion has already been spent. See "Item 5.F—Tabular disclosure of contractual obligation—Capital commitments". Our long-term capital expansion projects are financed by means of a combination of internally generated cash flow and variable and fixed-rate long-term debt. This debt is normally raised in the same currency as the underlying project and repayment terms are designed to match the expected cash flows to be generated by that project.

        Our debt comprises the following:

	2012	2011
	(Rand in millions)
Long-term debt, including current portion	15 885	15 849
Short-term debt	15	109
Bank overdraft	222	209

Total debt	16 122	16 167
Less cash (excluding cash restricted for use)	(12 746)	(14 716)

Net debt	3 376	1 451

        Our debt profile has a longer-term bias which is a reflection of both our capital investment programme and the favourable results generated by operating activities over the last three years.

        The group has borrowing facilities with major financial institutions of R45 278 million (2011—R42 436 million). Of these facilities, R16 122 million (2010—R16 167 million) has been utilised at year end.

        There were no events of default for the years ended 30 June 2012 and 30 June 2011.

Banking facilities and debt arrangements at 30 June 2012

	Expiry date	Currency	Rand equivalent	Utilisation
			Rm	Rm
Sasol Financing
Uncommitted facilities
Commercial banking facilities	Various (short-term)	Rand	6 892	—
Commercial paper programme	None	Rand	8 000	—
Committed facility
Revolving credit facility (bilateral)	June 2013	US dollar	1 225	—
Commercial banking facilities	Various (short-term)	Rand	2 000	—
Sasol Financing International
Committed facility
Revolving credit facility (bilateral)	June 2013	US dollar	1 225	—
Other commercial banking facilities	Various	Euro	8	—
Other Sasol businesses
Uncommitted facilities
Commercial banking facilities	Various (short-term)	Rand	7 798	—
Asset based finance
Republic of Mozambique Pipeline Investments Company (Pty) Ltd.	December 2017	Rand	1 992	1 992
Sasol Petroleum Temane Limitada	June 2015	Euro and Rand	411	411
Debt arrangements
Arya Sasol Polymer Company	March 2016	Euro	2 218	2 218
National Petroleum Refiners of South Africa (Pty) Ltd	Various	Rand	2 018	1 642
Sasol Inzalo Groups Funding (Pty) Ltd. (preference shares)	October 2011 to October 2018	Rand	2 569	2 569
Sasol Inzalo Public Funding (Pty) Ltd. (preference shares)	October 2011 to October 2018	Rand	4 817	4 817
Sasol Mining Holdings (Pty) Ltd. (preference shares)	March 2013 to October 2018	Rand	669	669
Property finance leases
Sasol Oil (Pty) Ltd. and subsidiaries	Various	Rand	703	703
Other banking facilities and debt arrangements	Various	Various	2 733	1 101

			45 278	16 122

Comprising
Long-term debt				15 885
Short-term debt				15
Bank overdraft				222

16 122

        Besides our normal commercial banking facilities, the majority of which is in South Africa, an additional facility to fund short-term funding requirements in South Africa is our commercial paper programme of R8 billion, normally at fixed interest rates. We had no exposure on the programme at 30 June 2012.

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

	Less than 1 year	1 to 2 years	2 to 5 years	More than 5 years	Total
(Rand in millions)
Maturity profile long-term debt	3 057	1 439	3 220	8 169	15 885

        We endeavour to match the tenure of our debt with the nature of the asset or project being financed.

Covenants

        The group is subject to certain covenants on its debt facilities relating to earnings, debt cover, and net asset value, amongst others. There were no events of default in the year ended 30 June 2012.

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

        Total expenditure on research in years 2012, 2011 and 2010 was R1 257 million, R1 006 million and R908 million, respectively. Development costs capitalised in 2012, 2011 and 2010 amounted to R107 million, R76 million and R198 million, respectively. For further information regarding our research and development activities, see "Item 4.B—Business overview—Sasol Technology".

5.D    Trend information

        Our financial results since the end of 2012 have been principally affected by fluctuations in dated Brent crude oil prices and a weakening of the rand to US dollar.

        In recent months, the derived European Brent crude oil spot price increased from the year end level as at 30 June 2012 of US$94,17/b to US$111,81/b on 28 September 2012 with a high of US$117,45/b and a low of US$95,28/b during that period. Given the current global economic conditions and the uncertain political environment in certain major oil producing countries, the oil price has been volatile and this volatility is expected to continue in the foreseeable future. As discussed above, a high oil price generally results in increased profitability for our group.

        The rand to US dollar exchange rate was R8,17 at 30 June 2012. The rand weakened subsequent to 30 June 2012 reaching R8,31 per US dollar at 28 September 2012 with a high of R8,52 per US dollar and a low of R8,08 per US dollar during the period 1 July 2012 to 28 September 2012. While the exchange rate during the current year has been relatively more volatile than in previous years due to the current global economic conditions, we are unable to accurately forecast whether this will continue in the foreseeable future.

5.E    Off-balance sheet arrangements

        We do not engage in off-balance sheet financing activities and do not have any off-balance sheet debt obligations, off-balance sheet special purpose entities or unconsolidated affiliates.

Guarantees

        As at 30 June 2012, the group has issued the following guarantees for which the liabilities have not been included in the statement of financial position.

	Note	Maximum potential amount 2012
(Rand in millions)
In respect of GTL ventures	i	1 950
In respect of the shale gas ventures	ii	6 243
Other guarantees and claims	iii	812
In respect of letters of credit	iv	1 541

i.
Sasol Limited has issued the following significant guarantees for the obligations of various of its subsidiaries in respect of the GTL Ventures. These guarantees relate to the construction and funding of ORYX GTL Limited in Qatar, including inter alia:

•
A guarantee for the take-or-pay obligations of a wholly owned subsidiary has been issued under the gas sale and purchase agreement (GSPA) entered into between ORYX GTL Limited, Qatar Petroleum and ExxonMobil Middle East Gas Marketing Limited, by virtue of this subsidiary's 49% shareholding in ORYX GTL Limited. Sasol's exposure is limited to the amount of US$179 million (R1 462 million). In terms of the GSPA, ORYX GTL Limited is contractually committed to purchase minimum volumes of gas from Qatar Petroleum and ExxonMobil Middle East Gas Marketing Limited on a take-or-pay basis. Should ORYX GTL terminate the GSPA prematurely, Sasol Limited's wholly owned subsidiary will be obliged to take or pay for its 49% share of the contracted gas requirements. The term of the GSPA is 25 years from the date of commencement of operations. The project was commissioned in April 2007.

•
Sasol Limited issued a performance guarantee for the obligations of its subsidiaries in respect of and for the duration of the investment in Sasol Chevron Holdings Limited, limited to an amount of US$60 million (R490 million). Sasol Chevron Holdings Limited is a joint venture between a wholly owned subsidiary of Sasol Limited and Chevron Corporation.

    All guarantees listed above are issued in the normal course of business.

ii.
Guarantees of R6 243 million have been issued to Talisman Energy Inc, in respect of the development of the qualifying costs related to the Farrell Creek and Cypress A shale gas asset in Canada.

iii.
Included in other guarantees are customs and excise guarantees of R232 million and R341 million in respect of feedstock purchases.

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

5.F    Tabular disclosure of contractual obligations

        Contractual obligations/commitments.    The following significant contractual obligations existed at 30 June 2012:

Contractual obligations (excluding capital expenditure)	Total amount	Within 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years
	(Rand in millions)
Operating leases	8 376	1 003	890	762	676	577	4 468
External long-term debt	15 885	3 057	1 439	1 759	822	639	8 169
External short-term debt	15	15	—	—	—	—	—
Purchase commitments	45 562	15 207	9 543	8 174	6 075	2 191	4 372
Bank overdraft	222	222	—	—	—	—	—
Finance leases*	1 299	190	129	101	84	81	714

Total	71 359	19 694	12 001	10 796	7 657	3 488	17 723

*
R789 million related to these finance lease obligations is included in the external long-term debt contractual obligations.

        Purchase commitments have increased marginally from R45 442 million in 2011 to R45 562 in 2012 due to market price movements.

        Capital commitments.    Commitments are budgeted, approved and reported in accordance with our management policy for segmental reporting.

        The following table sets forth our authorised capital expenditure as of 30 June:

Capital expenditure	2012
(Rand in millions)
Authorised and contracted for	50 243
Authorised but not yet contracted for	28 417

Authorised capital expenditure	78 660
Less expenditure to date	(32 841)

Unspent capital commitments	45 819

        For more information regarding our planned capital expenditure see "4.A History and development of the company—Capital expenditure".

        It is estimated that the expenditure will be incurred as follows:

Contractual commitments	Total amount	Within 1 year	1 to 2 years	2 to 5 years	Over 5 years
	(Rand in millions)
Capital commitments	45 819	24 805	16 415	4 585	14

        The above amounts are as reported to our board. They exclude capitalised finance expenses but include business development costs and our group's share of capital expenditure of proportionately consolidated investees. In 2012, no additional amounts (2011—R148 million and 2010—R1 266 million) has been committed by the group for further development of the Escravos GTL project.

        We make use of forward exchange contracts and cross currency swaps to hedge all our major capital expenditure in foreign currency (ie contracts in South Africa contracted in a currency other than the rand) immediately upon commitment of expenditure or upon approval of the project. See "Item 11—Quantitative and qualitative disclosure about market risk".

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A    Directors and senior management

The board of directors

        Our board currently comprises the following:

Name	Position	Age(1)	Member since	Current term expires(2)
Thembalihle Hixonia Nyasulu	Non-executive chairman	58	1 June 2006	22 November 2013
Colin Beggs	Independent non-executive director	64	8 July 2009	30 November 2012
David Edward Constable	Chief executive officer	50	1 July 2011	30 November 2012
Hendrik George Dijkgraaf	Independent non-executive director	65	16 October 2006	30 November 2012
Victoria Nolitha Fakude	Executive director	47	1 October 2005	22 November 2013
Mandla Sizwe Vulindlela Gantsho	Independent non-executive director	50	1 June 2003	30 November 2012
Imogen Nonhlanhla Mkhize	Independent non-executive director	49	1 January 2005	30 November 2012
Zamani Moses Mkhize	Independent non-executive director	51	29 November 2011	30 November 2012
Mfundiso Johnson Ntabankulu Njeke	Independent non-executive director	53	4 February 2009	22 November 2013
Kandimathie Christine Ramon	Executive director	45	1 May 2006	22 November 2013
Peter James Robertson	Independent non-executive director	65	1 July 2012	30 November 2012
Jürgen Erich Schrempp	Lead independent non-executive director	68	21 November 1997	30 November 2012
Stephen Westwell	Independent non-executive director	54	1 June 2012	30 November 2012

(1)
As at 28 September 2012.

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

        Colin Beggs became our director on 8 July 2009. Mr Beggs was the chief executive officer of PricewaterhouseCoopers until the end of June 2009. He joined Price Waterhouse in 1970 and qualified as a chartered accountant in 1971 and obtained a Bachelor of Commerce (Honours) from the University of Port Elizabeth in 1971. He became a partner in 1979 and was elected senior partner in 1992. In January 2001, he became chief executive officer of PricewaterhouseCoopers. He is also a former chairman of the board of the South African Institute of Chartered Accountants (SAICA). He served as chairman of the Accounting Practices Committee and was a member of the Accounting Practices Board and is a director of the Ethics Institute of South Africa. He is also a director of Absa Bank Limited and Absa Group Limited.

        David Constable became our director and chief executive officer on 1 July 2011. Mr Constable was the Group President, Operations of Fluor Corporation from March 2009 to 31 May 2011, responsible for project execution services, project management, global procurement and construction, risk management, information technology, and sustainability across all Fluor's core business groups. Before that, he served in various international sales, operations and group president positions at Fluor Corporation in the oil, gas, petrochemicals, mining and power industries. Prior to joining Sasol, he also sat on the board of the US-China Business Council. He received a Bachelor of Science—Engineering degree from the University of Alberta, Canada in 1982 and attended the International Management Programme at Thunderbird University in the United States in 1997 and the Advanced Management Programme at Wharton Business School in the United States in 2000.

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

        Nolitha Fakude became our director in 2005. On 1 July 2011, she became responsible for sustainability and business transformation. Her portfolio includes Group Strategy and Public Policy and Regulatory Affairs (PPRA), Group Human Resources, Sasol Shared Services and Group Stakeholder Relations. She also has strategic oversight of Sasol Group Communications, Corporate Affairs and Government Relations as well as enterprise development through ChemCity. She is Chairman of Sasol Mining Holdings (Pty) Ltd. and non-executive director of Sasol Oil (Pty) Ltd. and Sasol Synfuels (Pty) Ltd. among others; Council member and second deputy chairman of the Human Resources Development Council of South Africa and Chairman of the CHETA-SETA. Before joining Sasol, she was a member of the group executive committee at Nedbank Group Limited. She was also a director of Harmony Gold Mining Company Limited, BMF Investments (Pty) Ltd. and Woolworths Holdings Limited. She holds Bachelor of Arts and Honours degrees in Psychology from the University of Fort Hare and attended the Senior Executive Programme at Harvard Business School in the United States in 1999.

        Mandla Gantsho has been our director since 2003. He is the chief executive officer of Africa Rising Capital. Prior to that, he was the Vice President Operations: Infrastructure, Private Sector & Regional Integration of the African Development Bank from 2006 to 2009, before that the chief executive officer and managing director of the Development Bank of Southern Africa. He is a non-executive director and member of the audit committee of Ithala Development Finance Corporation. He is also a director of Impala Platinum Holdings Limited and the South African Reserve Bank. In 1997, he was appointed as a Commissioner of the Finance and Fiscal Commission, a body set up in terms of the South African Constitution to advise the South African parliament on intergovernmental fiscal transfers. In 2002, he was appointed as a member of the Myburgh Commission of Enquiry into the rapid depreciation of the rand in 2001. He obtained a Certificate in Accountancy Theory and a Bachelor of Commerce (Honours) in Financial Management from the University of Cape Town, South Africa in 1985 and 1986, respectively. He also obtained a Masters in Science from The George Washington University in 2002 and a Masters and Doctorate in Philosophy from the University of Pretoria, South Africa in 2006. He qualified as a chartered accountant in 1987.

        Imogen Mkhize has been our director since 2005. She is the chairman of The Richards Bay Coal Terminal Company (Pty) Ltd. and a director of several companies including Mondi plc and Mondi Limited and Mobile Telephone Networks (Pty) Ltd. She is also a member of the Financial Markets Advisory Board and up until June 2010, a member of the Harvard Business School Alumni Board. Previously, she was the managing director of Lucent Technologies South Africa and she also held the position of chief executive officer of the World Petroleum Congress between June 2003 and July 2006. In 2001, the World Economic Forum recognised her as a Global Leader for Tomorrow. She obtained a Bachelor of Science in Information Systems from Rhodes University in 1984 and a Masters in Business Administration from Harvard Business School in 1995.

        Moses Mkhize became our director on 29 November 2011. Mr Mkhize is Executive Director: Manufacturing, Rolled Products of Hulamin Limited and also serves as director of a number of subsidiaries of Hulamin. He holds a Higher Diploma in Electrical Engineering from the Durban University of Technology and a Bachelor of Commerce (Honours) from the University of South Africa.

        JJ Njeke became our director in 2009. Mr Njeke is a past chairman of the South African Institute of Chartered Accountants. He was the managing director of Kagiso Trust Investments from 1 June 1994 to 30 June 2010. He serves on the boards of Adcorp Holdings Limited, ArcelorMittal (SA), MMI Holdings Limited, Resilient Property Income Fund, MTN Group Limited, the Council of the University of Johannesburg and the South African Qualifications Authority. He previously served as a member of the Katz Commission of Inquiry into Taxation in South Africa, the General Committee of the JSE Securities Exchange, the Audit Commission—Supervisory Body of the Office of Auditor General and the Audit Committee of National Treasury. Mr Njeke obtained a Bachelor of Commerce degree from the University of Fort Hare and a Bachelor Computationis (Honours) from the University of South Africa. He qualified as a chartered accountant in 1986. He also holds a Higher Diploma in Tax from the University of Johannesburg, South Africa.

        Hixonia Nyasulu became our director in 2006 and our chairman in 2009. She is a director of Ayavuna Women's Investments (Pty) Ltd. She indirectly owns 5,1% of the shares in Tshwarisano LFB Investment (Pty) Ltd., which acquired 25% of our subsidiary, Sasol Oil (Pty) Ltd. on 1 July 2006. Mrs Nyasulu is also a director of Tshwarisano and Sasol Oil. She is also a director of Barloworld Limited, Unilever plc and Unilever NV and a member of the JP Morgan SA advisory board. She is a former director of Anglo Platinum Limited and the Tongaat Hulett Group Limited. She has a Bachelor of Arts in Social Work and a Bachelor of Arts (Honours) degree in Psychology. She also holds an Executive Leadership Development Programme certificate from the Arthur D Little Management Education Institute (Cambridge, Massachusetts) and attended the International Programme for Board Members at the Institute of Management Development in Lausanne, Switzerland in 1997.

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

        Peter Robertson became our director on 1 July 2012. Mr Robertson is an independent senior advisor, Oil and Gas, with Deloitte LLP in Houston, the United States. He retired from Chevron Corporation in 2009, where he had served in multiple roles over 36 years. From 2002 to 2009 he served as vice chairman of the Chevron Corporation and before that, he was President of Chevron Overseas Petroleum. Mr Robertson is a former chairman of the US Energy Association. He is also a director and member of the audit committee of Jacobs Engineering Group Inc. Mr Robertson obtained a Bachelor of Science-Mechanical Engineering from the University of Edinburgh in Scotland in 1969 and a Masters in Business Administration from the University of Pennsylvania in the United States in 1971.

        Jürgen Schrempp has been our director since 1997 and became the lead independent director on 28 November 2008. He is the former chairman of the board of management of Daimler AG. He is the chairman of Mercedes-Benz South Africa (Pty) Ltd. and a director of Compagnie Financière Richemont SA and Iron Mineral Beneficiation Services (Pty) Ltd. He is founding chairman of the Southern Africa Initiative of German Business (SAFRI), a member of the President's Council of Togo and a former member of the South African President's International Investment Council. He is chairman emeritus of the Global Business Coalition on HIV/AIDS and honorary Consul-General in Germany of the Republic of South Africa. He has received numerous national and international awards, including the Order of Good Hope, South Africa's highest civilian award. He holds a Professorship of the Federal State of Baden-Württemberg, Germany and Honorary Doctorates from the University of Graz, Austria and the University of Stellenbosch, South Africa.

        Stephen Westwell became our director on 1 June 2012. Mr Westwell retired from BP plc in 2011, where he had served in multiple of roles since 1988. From 2008 to 2011, he was the Group Chief of Staff and a member of the executive management team and, before that, he was the chief executive officer of the alternative energy division of BP. He has also worked for Eskom Holding Limited in various operational capacities. Since 2007, he has been a member of the advisory board of the Stanford University's Graduate School of Business, United States. He received a Bachelor of Science—Mechanical Engineering from the University of Natal in South Africa in 1982 and a Masters in Business Administration from the University of Cape Town in South Africa in 1987. He also received a Masters in Science (Management) at Stanford University in the United States in 2003.

Senior management

        The following is a list of our senior executive officers, constituting the group executive committee, whose age and current areas of responsibility we set out below:

Name	Age(1)	Position and areas of responsibility
David Edward Constable	50	Chief executive officer.
Kandimathie Christine Ramon	45	Chief financial officer.
André Marinus de Ruyter	44	Senior group executive, global chemicals and North American operations.
Victoria Nolitha Fakude	47	Executive director, group strategy and public policy and regulatory affairs, group human resources, Sasol shared services, group stakeholder relations, corporate affairs and transformation.
Vuyo Dominic Kahla	42	Group executive, advisory and assurance and company secretary.
Bernard Ekhard Klingenberg	50	Group executive, South African energy.
Maurice Radebe	52	Group executive, responsible globally for corporate affairs, stakeholder relations, and enterprise development.
Christiaan Francois Rademan	55	Group executive, mining and business enablement.
Giullean Johann Strauss	54	Senior group executive, new business development, Sasol Petroleum International, Sasol Synfuels International, Sasol New Energy and technology.

(1)
As at 30 September 2012.

        André de Ruyter became our senior group executive, global chemicals and North American operations, responsible globally for the operation of all Sasol's chemical businesses and the North American operations, with effect from 1 July 2011. He became a group general manager on 1 September 2009 and was responsible for Sasol's chemical business and South African energy business between December 2009 and June 2011. Prior to this he was the managing director of Sasol Olefins and Surfactants and led the turnaround project to restore Sasol Olefins and Surfactants to profitability. He has held various positions in Sasol Mining, Sasol Oil, Sasol Gas and Sasol Synfuels International, including leading the China CTL project and Sasol Group Strategy. He is a director of several companies in the Sasol group. He obtained a Bachelor of Arts and a Bachelor of Civil Law from the

University of Pretoria in 1988 and 1991, a post-graduate Bachelor of Laws degree from the University of South Africa in 1996, and a Master in Business Administration from Nyenrode University in The Netherlands, in 1998.

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

        Bernard Klingenberg became our group executive, South African energy, responsible for Sasol Synfuels, Sasol Oil, Natref and Sasol Gas with effect from 1 April 2011. Before that he was responsible for group human resources for a period of two years. Since joining the Sasol group in 1986, he has held various positions in maintenance, technical and general management fields in some of the South African Energy and the global Chemicals businesses of the group. He was the managing director of Sasol Polymers from April 2007 to March 2009 and before that the managing director of Sasol Nitro. He is a director of several companies in the Sasol group. He obtained a Master of Science (Mechanical Engineering) from the University of Cape Town, South Africa in 1986.

        Maurice Radebe became our group executive with effect from 1 November 2010. He is responsible for global corporate affairs, stakeholder relations and enterprise development. Before that he was the managing director of Sasol Oil from December 2006. He joined Sasol Oil in January 2004, when Sasol Oil purchased Exel Petroleum, where he was the managing director. He obtained a Bachelor of Science (Applied Mathematics and Physics) from the University of the North, Polokwane, South Africa in 1983 and a Higher Diploma for Educators of Adults from the University of Witwatersrand, Johannesburg, South Africa in 1988. He attended the Management Advancement Programme at the Wits Business School in Johannesburg, South Africa in 1991 and obtained a Masters in Business Administration from Wits Business School in 1997. He attended the General Management Programme at Harvard Business School in the United States in 2007.

        Riaan Rademan is our group executive responsible for Sasol Mining, supply chain, safety, health and environment, information management and functional excellence. He became the group general manager responsible for shared services, group information management and procurement and supply chain on 1 May 2009. He was the managing director of Sasol Nitro from February 2007 to March 2009 and before that the managing director of Sasol Mining. He is a director of several companies in the Sasol group. He obtained a Bachelor of Mechanical Engineering degree from the University of Pretoria, South Africa in 1980 and a Master of Business Leadership from the University of South Africa in 1987. He attended the Advanced Management Programme at the University of Pennsylvania in Wharton, United States of America in 1995.

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

6.B    Compensation

Group remuneration philosophy and policy

        The remuneration policy is a crucial enabler of Sasol's business strategy encouraging sustainable performance based on a values-driven organisational culture, aligning behavior with the company's approach to risk management. The policy aims at providing competitive, market aligned pay balancing this with the structural need for cost containment.

        Key principles include:

  •
  Providing strong stimuli for employee attraction, motivation and retention;

  •
  Establishing a strong relationship between pay and performance;

  •
  Reinforcing performance targets at individual, team and business levels;

  •
  Embracing reasonable differentiation in remuneration for purposes of rewarding superior individual performance, attracting and retaining scarce skills and promoting diversity; and

  •
  Positioning Sasol as a preferred employer in the markets in which it operates.

        The remuneration mix for employees not subject to collective bargaining agreements consists of:

  •
  basic salary and benefits (referred to as total guaranteed package in the South African context);

  •
  short-term incentives (applicable to all levels); and

  •
  long-term incentives (consisting of a share appreciation right scheme and a medium-term incentive plan awarded to performing members of senior management).

        The ratios within the remuneration mix are structured for different management levels within the organisation and on geographic location. In order to remain competitive, all elements of total remuneration as well as the remuneration mix are subject to annual benchmarking exercises. The remuneration committee (the committee) ensures that the peer groups used for benchmarking remain appropriate.

Policy on non-executive directors' fees and remuneration

        Non-executive directors are appointed to the Sasol Limited board (the board) based on their ability to contribute competence, insight and experience appropriate to assisting the group to achieve its objectives. Consequently, fees are set at levels to attract and retain the calibre of directors necessary to contribute to a highly effective board. Non-executive directors receive fixed fees for services on the board and board committees. They do not receive short-term incentives, nor do they participate in any long-term incentive plan. No arrangement exists for emoluments in respect of loss of office.

        The annual fees payable to non-executive directors for the year commencing 1 July 2011 were approved by shareholders on 25 November 2011 and implemented retroactively thereafter.

        The board recommends the fees payable to the chairman and non-executive directors for approval by the shareholders. Proposals for fees are prepared with the support of internal and external human resource experts, for consideration by the committee and the board. Consideration is given to the increased responsibility placed on non-executive directors due to onerous legal and regulatory requirements and the commensurate risk assumed. Benchmarking information of companies of similar size and complexity and projected inflation rate over the period are factors considered when reviewing the annual fees. The revised fees of the non-executive directors will be submitted to the shareholders for approval at the annual general meeting to be held on 30 November 2012 and implemented with retroactive effect from 1 July 2012, once approval by way of special resolution has been obtained. A total review of the non-executive directors' fee structure is planned to be done in 2013.

Executive service contracts

        The chief executive officer is employed on a five year contract, effective 1 June 2011. In view of the volatility of currency movements the Board has agreed to align the chief executive officer's contract of employment with the remuneration policy for expatriate employees, and calculate his salary and short-term incentive in USD at an agreed exchange rate.

        The executive directors and prescribed officers(1) are not employed on fixed-term contracts and have standard employment service agreements with current notice periods of three months. They are required to retire from the group and the board at the age of 60, unless requested by the board to extend his or her term. Service contracts entitle executives to standard group benefits, as well as participation in the group's short-term and long-term incentive plans.

        Summarised details of service contracts are as follows:

  •
  Contractual entitlements on termination of employment include, for employees who leave for reasons of retirement or retrenchment, a pro rata short-term incentive payment. Share options, share appreciation rights and medium-term incentive rights are treated in terms of the respective scheme rules;

  •
  No additional provisions or entitlements exist for a change of control of the company other than for termination of employment in accordance with the prevailing company policy and long-term incentive scheme rules;

  •
  In the event of a takeover or merger of the company, the rights issued under the long-term incentive schemes will vest immediately, subject to the latest estimated performance achievement against the corporate performance targets; and

  •
  In the event of a takeover or merger which results in a participating group company ceasing to be a subsidiary, all rights shall if determined by the board, become immediately exercisable to the extent and within the period which the board determines.

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

positions within the South African market are compared to upper quartile values available from South African remuneration surveys. The rationale for this benchmark is that participating organisations that are included in the South African remuneration surveys are mostly smaller in terms of market capitalisation with a less complex business model and value chain and with a more limited geographic spread. Consequently, the median values disclosed do not accurately reflect the remuneration levels that would typically be required to be paid to executives and high level specialists of large, complex multi-national organisations. All other positions are benchmarked against the market median, or for scarce skills positions slightly higher than the median.

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

        Executive remuneration is benchmarked to data provided in national executive remuneration surveys, as well as to information disclosed in the remuneration reports of organisations included in our benchmarking peer group. During the year under review, survey reports from LMO Executive Services (Towers Watson), PricewaterhouseCoopers Remchannel and Global Remuneration Solutions (GRS) were used for the benchmarking of South African remuneration levels. South African executive remuneration survey data is supplemented by the published remuneration information of a number of comparator organisations created for members of the group executive committee (GEC). This comparator group of companies includes:

  •
  four global resources companies with significant South African presence namely BHP Billiton, Anglo American, Gold Fields and AngloGold Ashanti;

  •
  two South African global industrials namely SAB Miller and Sappi; and

  •
  six US and European energy and chemicals integrated companies namely ExxonMobil, Chevron, ConocoPhillips, Shell, BP and Total.

        In calculating the internal reference salaries, a regression analysis is done on the data points extracted from the respective data sources. For members of the GEC, international data points are adjusted for cost of living differences and foreign exchange rates and carry a 30% weighting in the data analysis, South African executive remuneration data carries the remaining 70% weighting.

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

        Annual increases in the total guaranteed package are determined with reference to the scope and nature of an employee's role, market benchmarks, personal performance and competence, affordability, company performance, projected South African consumer price index (CPI) figures and projected movements in remuneration in the external market. Annual increases for all employees outside of the collective bargaining councils take effect from 1 October. GEC members may be provided with security services at their primary residence, the determined value of which is subject to tax as a fringe benefit.

        Employees falling within the collective bargaining councils receive similar benefits namely membership to medical aid, life assurance, disability insurance and a retirement fund. Collective bargaining agreements typically exclude performance based increases and therefore across-the-board increases are mostly awarded to these employees.

        Survey data from the Hay Group, ECA and Mercer are used to determine benchmarks and annual salary increases for employees in international operations.

  Retention and sign-on payments policy

        A sign-on payment policy is used in the external recruitment of candidates in highly specialised or scarce skill positions, mostly in senior management levels. Sign-on payments are typically linked to retention agreements.

        A formal scarce skills / retention framework was approved by the committee to ensure consistency in the consideration of requests for such awards. During 2012, scarce skills / retention awards were approved to the total value of R15,6 million for 34 employees.

  Clawback policy

        The Sasol board (delegated to the committee) retains the discretion to request the repayment of gains resulting from the material misstatement of financial statements or where performance related to non-financial targets (e.g. employment equity and safety) has been misrepresented.

Short-term incentive schemes applicable to executive directors

        The group short-term incentive (STI) scheme intends to recognise the achievement of a combination of group and business unit performance objectives. In addition, in 2012, for members of the GEC, incentives were also calculated on their individual performance objectives which included for the Executive Directors an element of portfolio performance.

        The following table indicates the target percentages of total guaranteed package (TGP) applicable to members of the GEC, as well as the weightings allocated towards the different components of the incentive:

GEC Level	2012 Target	2013 Target
Chief Executive Officer	115%	115%
Executive directors	90%	90%
Senior group executives	80%	80%
Group executives	72%	75%

        The determination of the final STI award is based on a combination of group, portfolio and individual performance measures. For 2012 the target percentages mentioned in the previous table were allocated towards these measures in the following ratios:

GEC Level	% allocated toward portfolio measures	% allocated towards group measures	% allocated towards individual measures
Chief Executive Officer	0%	80%	20%
Executive directors	0%	80%	20%
Senior group executives and group executives	30%	50%	20%

        For 2012, the principal financial driver of the plan that applied to top management is the achievement of a pre-determined group attributable earnings target. Additionally, safety and employment equity targets and, where relevant, portfolio and functional drivers were included in the incentive scorecard.

        For 2013, the incentive calculation will be calculated on a combination of Business Unit/Group Functional drivers which will include compulsory measures such as safety and employment equity. For top and senior management this score will be multiplied by the group's performance in terms of certain group targets namely:

  •
  growth in volumes (in fuel equivalent tons);

  •
  growth in earnings before interest, taxation, depreciation and amortisation (EBITDA); and

  •
  containment of cash fixed cost measured against average producer price index (PPI).

        With the exception of the short-term incentive target for members of the GEC moving from 72% to 75%, no other changes will be made to target short-term incentive levels. The changes to the formula and the targets are designed to provide both increased reward for out performance as well as commensurately lower reward for underperformance.

        The committee has the final discretion in determining the individual amounts that are paid out under the group incentive scheme considering overall performance compared to predetermined targets.

        The following table indicates the actual percentages achieved on the group objectives as stated in the short-term incentive scheme for members of the GEC (excluding personal/business unit/function targets and achievements) against the pre-determined group targets:

Measure	2012 target	2012 actual achievement	Comments

Growth in group attributable earnings	2011 + CPI + 7,5%	2011 + CPI (5,9%) + 13,24%	The target set was exceeded resulting in 100% being allocated towards the financial component.

Safety	Lagging indicator (60%): RCR(1) < 0,340 Leading indicators (40%): The group's weighted average achievement against the following leading indicators:	Lagging indicator: RCR(1) = 0,346 Leading indicators: 92,4% weighted average of the achievement by different business units	At 2012 year-end the Sasol group has slightly under-achieved in its RCR target (excluding illnesses). The combined score, after the penalty was applied for fatalities, was 66,2%.

Three compulsory indicators:
•  Closure of SHE audit findings

•  SHE training
•  Learning interventions

Business units had to select one indicator from the following list:
•  Housekeeping
•  Permit to work
•  Inspection of process safety critical equipment

The group however had a substantial reduction in the number of fatalities from fifteen in 2011 to four in 2012. The safety performance also reflects a substantial reduction in significant process safety incidents and transportation incidents.

Employment equity (EE) (SA only)	Progressing group's employment equity profile in specific targeted areas, in line with its approved EE plan. In the Senior management category, at least 50% of all vacancies and promotions had to be filled by Black employees.	Employment equity:
Appointment of a predetermined percentage of
•  Female employees into supervisory levels and higher

•  African, Coloured and Indian employees into middle management

Senior management: 28%	Female and Middle management: The group's achievement was 80,8% in respect of these two targets.

Senior management: Less than 50% of opportunities were utilised for the appointment of Black employees, leading to a zero incentive.

(1)
Recordable case rate, including injuries and illnesses.

        For details of the shares held by our directors and prescribed officers/GEC named in Item 6.A see "Item 6.E—Share ownership".

        The following tables summarise the compensation received by our executive and non-executive directors in 2012:

Compensation

        Remuneration and benefits paid and short-term incentives approved in respect of 2012 for executive directors were as follows:

Executive directors	Salary	Retirement funding	Other benefits	Annual incentives(1)	Total 2012(2)	Total 2011(3)
	R'000	R'000	R'000	R'000	R'000	R'000
DE Constable(4)	9 264	155	11 081	11 381	31 881	n/a
LPA Davies(5)	1 828	160	115	1 805	3 908	24 456
VN Fakude	5 097	1 051	361	5 049	11 558	10 944
KC Ramon	3 679	1 519	1 056	5 011	11 265	10 778

Total	19 868	2 885	12 613	23 246	58 612	46 178

(1)
Incentives approved on the group results for the 2012 financial year and payable in the following year. Incentives are calculated as a percentage of total guaranteed package as at 30 June 2012. The difference between the total amount approved as at 7 September 2012 and the total amount accrued as at 30 June 2012 represents an over provision of R0,3 million. The over provision for 2011 (R0,3 million) was reversed in 2012.

(2)
Total remuneration for the financial year excludes gains derived from the long-term incentive schemes, details of which are disclosed in Item 6E.

(3)
Includes incentives approved on the group results for the 2011 financial year and paid in 2012.

(4)
Appointed as Chief Executive Officer and executive director on 1 July 2011. Incentive to be paid in USD, reflected at the exchange rate of 12 September 2012 being the date of processing of the incentive (R8,47/USD1).

(5)
Retired as a director of Sasol Limited on 30 June 2011. Retirement from the Sasol Group on 12 September 2011. Incentive calculated on period in service in 2012.

        Benefits and payments made in 2012 disclosed in the table above as "other benefits" include:

Executive directors	Vehicle benefits	Medical benefits	Vehicle insurance fringe benefits	Security benefits	Other	Exchange rate fluctuation(1)	Total other benefits 2012	Total other benefits 2011
	R'000	R'000	R'000	R'000	R'000	R'000	R'000	R'000
DE Constable(2)	300	169	6	156	9 962	488	11 081	n/a
LPA Davies(3)	20	10	2	9	74	—	115	3 883
VN Fakude	60	50	6	245	—	—	361	458
KC Ramon	982	57	6	11	—	—	1 056	235

Total	1 362	286	20	421	10 036	488	12 613	4 576

(1)
Difference between salary paid in US dollars and South African Rand equivalent costs.

(2)
Other benefits include actual costs as well as fringe benefit tax on: accommodation (R1 200 000), air tickets (R593 333), schooling costs (R545 427), relocation costs (R864 428), tax assistance (R28 542), currency difference (R325 164) and security benefits (R104 273). In addition, as reported in 2011, deferred sign-on payments of R6 229 058 for 2012, related to the portion linked to continued services in 2012.

(3)
Other benefits include leave encashment on date of termination.

Prescribed officers

        Remuneration and benefits paid and short-term incentives approved in respect of 2012 for prescribed officers were as follows:

Prescribed officers	Salary	Retirement funding	Other benefits(1)	Annual incentives(2)	Total 2012	Total 2011(3)
	R'000	R'000	R'000	R'000	R'000	R'000
DE Constable(4)	n/a	n/a	n/a	n/a	n/a	2 804
A de Klerk(5) na	n/a	n/a	n/a	n/a	n/a	6 512
AM de Ruyter	3 671	1 435	286	3 486	8 878	8 082
NL Joubert(6)	n/a	n/a	n/a	n/a	n/a	9 196
VD Kahla(7)	3 576	472	1 362	2 489	7 899	3 876
BE Klingenberg	3 367	828	302	2 587	7 084	6 744
M Radebe(8)	2 476	498	357	1 953	5 284	3 394
CF Rademan	3 240	623	693	2 838	7 394	6 657
GJ Strauss	4 654	961	148	3 811	9 574	10 420

Total	20 984	4 817	3 148	17 164	46 113	57 685

Number of members					6	8

(1)
Other benefits detailed in the next table.

(2)
Incentives approved on the group results for the 2012 financial year and payable in the following year. Incentives are calculated as a percentage of the total guaranteed package as at 30 June 2012. The difference between the total amount approved as at 7 September 2012 and the total amount accrued as at 30 June 2012 represents an over provision of R2,4 million. The over provision for 2011 (R0,5 million) was reversed in 2012.

(3)
Includes incentives on the group results for the 2011 financial year and paid in 2012.

(4)
Appointed as Chief Executive Officer and executive director of Sasol Limited, effective 1 July 2011.

(5)
Retired as a GEC member with effect from 30 April 2011.

(6)
Resigned as GEC member with effect from 30 June 2011. Appointed as Country President: Sasol Canada with effect from 1 July 2011.

(7)
Appointed as a GEC member with effect from 1 January 2011.

(8)
Appointed as a GEC member with effect from 1 November 2010.

        Benefits and payments made in 2012 disclosed in the table above as "other benefits" include the following:

Prescribed officers	Vehicle benefits	Medical benefits	Vehicle insurance fringe benefits	Security benefits	Other	Exchange rate fluctuation	Total other benefits 2012	Total other benefits 2011
	R'000	R'000	R'000	R'000	R'000	R'000	R'000	R'000
DE Constable(1)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	1 209
A de Klerk	n/a	n/a	n/a	n/a	n/a	n/a	n/a	718
AM De Ruyter	206	61	6	10	3	—	286	79
NL Joubert	n/a	n/a	n/a	n/a	n/a	n/a	n/a	1 099
VD Kahla(2)	—	57	1	304	1 000	—	1 362	658
BE Klingenberg	222	57	6	17	—	—	302	304
M Radebe	264	61	6	26	—	—	357	221
CF Rademan	621	54	6	12	—	—	693	696
GJ Strauss	60	50	6	26	6	—	148	1 588

Total	1 373	340	31	395	1 009	—	3 148	6 572

(1)
Appointed as chief executive officer and executive director with effect from 1 July 2011.

(2)
Sign-on payment of R3 million (less tax), was paid to Mr VD Kahla with his first salary linked to a retention period of 36 months, with effect from 1 January 2011. This amount reflects that portion related to his period of service within the financial year.

        Non-executive directors' remuneration for the year was as follows:

Non-executive directors	Board meeting fees	Lead director fees	Committee fees	Share incentive trustee fees	Total 2012	Total 2011
	R'000	R'000	R'000	R'000	R'000	R'000
TH Nyasulu (Chairman)	3 726	—	433	67	4 226	3 950
JE Schrempp (Lead independent director)	1 079	378	286	67	1 810	1 513
C Beggs	420	—	459	—	879	714
BP Connellan(1)	n/a	n/a	n/a	n/a	n/a	541
HG Dijkgraaf(2)	1 097	—	777	67	1 941	1 663
MSV Gantsho	420	—	283	—	703	681
A Jain(2)(3)	n/a	n/a	n/a	n/a	n/a	372
GA Lewin(2)(4)	n/a	n/a	n/a	n/a	n/a	758
IN Mkhize	420	—	216	134	770	713
ZM Mkhize	245	—	—	—	245	—
MJN Njeke	420	—	175	—	595	572
S Westwell(2)(5)	92	—	—	—	92	—
TA Wixley(6)	n/a	n/a	n/a	n/a	n/a	332

Total	7 919	378	2 629	335	11 261	11 809

(1)
Retired as director of Sasol Limited on 31 December 2010.

(2)
Board and committee fees paid in US dollars.

(3)
Retired as a director of Sasol Limited on 26 November 2010.

(4)
Resigned as a director of Sasol Limited on 1 April 2011.

(5)
Appointed as a director of Sasol Limited on 1 June 2012.

(6)
Retired as a director of Sasol Limited on 31 December 2010.

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

Appointment, retirement and re-election of directors

        Our directors are elected by our shareholders at the annual general meeting. The board may appoint any person as a director, either to fill a vacancy or as an addition to the board, provided that the total number of directors does not at any time exceed the maximum of sixteen directors of which a maximum of five may be executive directors. Directors appointed by the board in this manner are required to retire at the next annual general meeting following their appointment, but are eligible for re-election. There is no requirement in the memorandum of incorporation that directors must hold qualifying shares. If the number of persons nominated as directors does not exceed the number of vacancies available, then the nominated directors may be deemed to have been duly elected.

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

Board powers and procedures

        The responsibility for strategic direction and control of the company is assigned to the board in its charter and its memorandum of incorporation. The board exercises this control through the governance framework of the company which includes detailed reporting to the board and its committees, board reserved decision-making matters and a system of assurances on internal controls.

        The board has approved and regularly reviews the delegation of authority in terms of which matters are delegated to management and certain matters reserved for decision-making by the board.

        The board has adopted a board charter, which is a statement of the practices and processes the board has adopted to discharge its responsibilities. A copy is posted on the company's website, together with the terms of reference of all board committees and the company's memorandum of incorporation. Sasol's website address is www.sasol.com.

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

        Within the powers conferred upon the board by the memorandum of incorporation, the board has determined its main function and responsibility as adding significant value to the company by:

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

  o
  maximise sustainable returns;

  o
  safeguard the people, assets and reputation of the group;

  o
  ensure compliance with applicable laws and regulations;

  •
  monitoring implementation by group entities, board committees and executive management of the board's strategies, decisions, values and policies by a structured approach to governance, reporting, risk management, information management (including information technology) and risk based auditing;

  •
  ensuring that the company has an effective and independent audit committee, remuneration committee, risk and safety, health and environment (SHE) committee and nomination, governance, social and ethics committee;

  •
  ensuring that there is an effective risk based internal audit;

  •
  governing the disclosure control processes of the company including ensuring the integrity of the company's integrated report and reporting on the effectiveness of the company's system of internal controls;

  •
  ensuring that business rescue proceedings or other turnaround mechanisms are considered by the board as soon as the company is financially distressed as defined in the South African Companies Aft, of 2008 (the Companies Act);

  •
  ensuring that disputes are resolved as effectively, efficiently and expeditiously as possible; and

  •
  monitoring of the relationship between management and stakeholders of the company.

        The board is satisfied that it discharged its duties and obligations as described in the board charter during the past financial year.

Composition of the board

        In terms of the company's memorandum of incorporation, the company's board shall consist of a maximum of 16 directors of whom up to five may be executive directors. The board has determined the size of the board to be 14 for the time being. Currently, there are 13 directors in office, the majority of whom are independent, and of which three are executive directors namely, Mr DE Constable (Chief Executive Officer), Ms KC Ramon (Chief Financial Officer) and Ms VN Fakude. The majority of the directors are non-executive directors, namely Mrs TH Nyasulu (Chairman), Prof JE Schrempp (Lead independent director), Mr C Beggs, Mr HG Dijkgraaf, Dr MSV Gantsho, Ms IN Mkhize, Mr ZM Mkhize, Mr MJN Njeke, Mr PJ Robertson and Mr S Westwell.

        Non-executive directors are chosen for their business skills and expertise appropriate to the strategic direction of the company. Considerations of gender and racial diversity, as well as diversity in business, geographic and academic backgrounds, are also taken into account by the nomination, governance social and ethics committee and the board when appointments to the board are considered. In the board's assessment, all directors have the relevant knowledge, skills and experience to make a meaningful contribution with respect to the business of the company. The board further ensures that it has the right balance of skills, experience, independence and business knowledge necessary to discharge its responsibilities in keeping with the highest standards of governance. The directors are entitled to seek independent professional advice at Sasol's expense concerning the company's affairs and have access to any information they may require in discharging their duties as directors.

        The board comprises 54% historically disadvantaged South Africans, including women, and 31% women. Seven of the eight South African citizens on the board are from historically disadvantaged groups. Newly appointed directors are inducted in the company's business, board matters, their duties and other governance responsibilities as directors under the guidance of the company secretary, in accordance with each director's specific needs. Directors receive briefings on new legal developments and changes in the risk and general business environment on an ongoing basis.

        The nomination, governance, social and ethics committee annually evaluates the effectiveness and performance of the board, its committees and the individual directors. The chairman, through the nomination, governance, social and ethics committee and assisted by the company secretary, leads the evaluation process. An independent evaluation was conducted of the board and individual directors at the end of the 2012 financial year. The evaluation found the board to be mature and experienced. A few matters were raised by individual members, which will be addressed by the chairman or the company secretary, as appropriate. The performance of the committees was evaluated by way of individual questionnaires, and the consolidated responses reviewed by the individual committees and the nomination, governance, social and ethics committee. No major concerns were identified by any of the committees.

        The nomination, governance, social and ethics committee and the board specifically consider the number of other commitments of directors such as other directorships in order to determine whether each director has sufficient time to discharge his or her duties effectively. The lead independent director is responsible for ensuring that the performance of the chairman is evaluated annually and such an evaluation was performed during the year under review.

        In terms of the company's memorandum of incorporation, one-third of directors must retire at every annual general meeting and are eligible for re-election. In terms of the memorandum of incorporation the board may terminate the appointment of a director by majority decision.

        The independence of directors is evaluated in terms of a policy developed by the board based on the applicable corporate governance requirements referred to above. This determination is carried out by the nomination, governance, social and ethics committee and the board upon the first appointment of a director, annually or at any other time when a director's circumstances change such as to warrant reconsideration. All the non-executive directors, except Mrs TH Nyasulu, have been determined by the board to be independent directors in accordance with the King Code of Governance Principles of South Africa 2009 (King III Code) and the rules of the New York Stock Exchange (NYSE). The board is, however, of the view that all non-executive directors exercise independent judgement at all times with respect to material decisions of the board. Prof JE Schempp joined the Sasol Limited board in November 1997 and his independence was confirmed after taking into account, among other considerations, his term of office.

        Mrs TH Nyasulu has a 1,275% indirect interest in Sasol Oil (Pty) Ltd., a subsidiary of Sasol Limited, and is accordingly categorised as not independent for purposes of adherence to the King III Code.

        The company's directors, executives and senior employees are prohibited from dealing in Sasol securities during certain prescribed restricted periods. The company secretary regularly informs directors, executives and senior employees of the insider trading legislation and advises them of closed periods. A report on directors' dealings in the company's shares is tabled at each board meeting and is disclosed in terms of the applicable Johannesburg Stock Exchange (JSE) and NYSE listings requirements.

        Directors' declarations of personal financial interests are tabled annually and additional or amended declarations of interest are circulated at every board meeting and nomination, governance, social and ethics committee meeting for consideration and noting.

        The board met six times during the 2012 financial year. The attendance by each director was as follows:

Director	9 September 2011	24 November 2011	25 November 2011	9 March 2012	7 June 2012	8 June 2012
C Beggs	✓	✓	✓	✓	✓	✓
DE Constable	✓	✓	✓	✓	✓	✓
HG Dijkgraaf	✓	✓	✓	✓	✓	✓
VN Fakude	✓	✓	✓	✓	✓	✓
MSV Gantsho	✓	✓	✓	✓	✓	✓
IN Mkhize	✓	✓	✓	✓	✓	✓
ZM Mkhize(1)	n/a	n/a	n/a	✓	✓	✓
MJN Njeke	✓	✓	—	✓	✓	✓
TH Nyasulu	✓	✓	✓	✓	✓	✓
KC Ramon	✓	✓	✓	✓	✓	✓
JE Schrempp	—	✓	✓	✓	✓	✓
S Westwell(2)	n/a	n/a	n/a	n/a	✓	✓

(1)
Appointed with effect from 29 November 2011

(2)
Appointed with effect from 1 June 2012

✓ Indicates attendance            — Indicates absence with apology            n/a Indicates not a member at the time

        The offices of chairman and Chief Executive Officer are separate and the office of the chairman is occupied by a non-executive director, Mrs TH Nyasulu. Due to Mrs TH Nyasulu's interest in Sasol Oil (Pty) Ltd., the lead independent director, Prof JE Schrempp, leads discussions when matters relating to Sasol Oil, or the succession or performance of the chairman, are discussed. Mrs TH Nyasulu recuses herself from board meetings when matters about Sasol Oil are considered where she could potentially have a conflict of interest.

        Independent thinking at board meetings is reinforced by the lead independent director and the clear majority of independent directors on the board. The roles of the chairman and the lead independent director are specified in the board charter.

        The appointment and performance of the chairman and lead independent director are reviewed annually. The board and the nomination, governance, social and ethics committee are responsible for the succession plan for the chairman. The process is guided by the lead independent director.

        After an assessment of the chairman's performance, the board continues to be of the view that it is in the company's best interest that she continues to be the chairman of the board.

        Mr DE Constable is our Chief Executive Officer. In terms of the company's memorandum of incorporation, the directors appoint the Chief Executive Officer. The appointment is made on recommendation of the nomination, governance, social and ethics committee. Such an appointment may not exceed five years at a time. The board is responsible for ensuring that succession plans are in place for the Chief Executive Officer and other members of the group executive committee. The role and function of the Chief Executive Officer is specified in the board charter.

        Mr VD Kahla, the group executive: advisory and assurance, is the company secretary, duly appointed by the board in accordance with the Companies Act. Mr Kahla is not a director of the company. The board has considered the competence, qualifications and experience of the company secretary and is satisfied that he is competent and has the appropriate qualifications and experience to serve as the company secretary.

        The company secretary has a direct channel of communication to the chairman, while maintaining an arm's-length relationship with the board and the directors as far as reasonably possible. Director induction and training are part of the company secretary's responsibilities. He is responsible, amongst others, for ensuring the proper administration of board proceedings, including the preparation and circulation of board papers, drafting yearly work plans, ensuring that feedback is provided to the board and board committees and preparing and circulating minutes of board and board committee meetings. He provides practical support and guidance to the board and directors on their duties, responsibilities and powers within the prevailing regulatory and statutory environment and the manner in which such responsibilities (including not dealing in the company's shares during restricted periods) should be discharged. The company secretary also assists with the evaluation of the board, audit committee, board committees and individual directors and ensures that the delegation of authority framework is aligned to corporate governance best practice. The role of the company secretary is described in more detail in the board charter.

Sasol subsidiaries and divisions

        Sasol Limited has more than two hundred direct and indirect subsidiaries globally, which conduct their business through one or more divisions. None of these subsidiaries are listed on a stock exchange. Each subsidiary, and some divisions, has its own board of directors.

        Subsidiary and divisional boards operate in accordance with a general board charter. As direct or indirect shareholder of these subsidiaries, the company exercises its shareholder rights to ensure that the company approves material decisions of its subsidiaries and divisions and that the group's minimum requirements in respect of matters such as governance, internal controls, financial management, disclosure controls, risk management, legal compliance, safety, health and environmental management, internal audit, ethics management, human resource management, information management, stakeholder relationships and sustainability are complied with. Enterprise functions design the systems, policies, processes and capacity to ensure adherence by all entities in the Sasol group to essential group requirements.

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

        External disclosures and reporting are mostly managed at group level and contained in consolidated group reporting. Sasol also prescribes the standard framework of approval and signing authorities in the group, as well as the criteria for composition of the various levels of subsidiary and divisional boards.

        The Sasol Limited board has delegated the authority to appoint the directors of its main subsidiaries and their divisions to the group executive committee. The boards of the main subsidiaries and divisions of the company are constituted in such a manner as to ensure that a majority of directors of each main subsidiary or divisional board are non-executive directors of the subsidiary or division. The composition of subsidiary and divisional boards is reviewed from time to time by the group executive committee, and the performance of the subsidiary and divisional boards and individual directors are assessed as part of the general performance review processes of the group.

        Sasol Group Services (Pty) Ltd. is the company secretary of all South African subsidiaries. The company secretarial services are performed by the company secretarial department, which is staffed by suitably qualified and experienced individuals, who discharge the duties of the company secretary as set out in the Companies Act and the King III Code. This includes training and guidance to the directors of subsidiary and divisional boards on their fiduciary and other responsibilities.

Board and statutory committees

        Several committees have been established to assist the board in discharging its responsibilities. The audit committee, as statutory committee, is elected by shareholders. Members of board committees are appointed by the board. The committees play an important role in enhancing high standards of governance and achieving increased effectiveness within the group. The terms of reference of the board committees form part of the board charter and can be viewed on the company's website (www.sasol.com). These terms of reference are reviewed annually. All board committees, with the exception of the risk and SHE committee, comprise only non-executive members of the board. Although the Chief Executive Officer is not a member of the audit, nomination, governance, social and ethics and remuneration committees, he attends all committee meetings on invitation, and is requested to leave the meeting, where appropriate, before any decisions relating to the Chief Executive Officer are finalised. All committees are empowered to obtain such external or other independent professional advice as they consider necessary to discharge their duties.

The audit committee

        Members: Mr C Beggs (chairman), Mr HG Dijkgraaf, Dr MSV Gantsho, Mr MJN Njeke and Mr S Westwell(3).

        The audit committee is an important element of the board's system of monitoring and control. In compliance with applicable United States Securities and Exchange Commission (SEC) and NYSE rules, as well as South African legislation, all members are independent non-executive directors.

        The audit committee is constituted as a statutory committee of Sasol Limited in respect of its statutory duties in terms of section 94(7) of the Companies Act and a committee of the Sasol Limited board in respect of all other duties assigned to it by the board and US legislation. Members are elected by shareholders at the annual general meeting.

        The committee has decision-making authority with regard to its statutory duties and is accountable in this regard to both the board and the shareholders. On all responsibilities delegated to it by the board outside of the statutory duties, the committee makes recommendation for approval by the board. All audit committee members are financially literate and the majority has extensive audit committee experience. In order to ensure greater integration between the work of the audit committee and the risk and SHE committee, particularly for purposes of integrated reporting and the application of the combined assurance model, the board has implemented a practice in terms of which the chairmen of the two committees respectively have membership of the other committee. Mr C Beggs is accordingly a member of the risk and SHE committee and Mr HG Dijkgraaf is a member of the audit committee. None of the members serve on the audit committee of more than three public companies.

        Mr C Beggs has been designated as the audit committee financial expert in accordance with the SEC rules. The chairman of the board, the Chief Executive Officer, Chief Financial Officer, internal auditor and external auditors attend audit committee meetings on invitation.

        The audit committee obtains assurance from management, the governance committees or boards of the South African subsidiaries in respect of the functions specifically performed by the committee in terms of section 94(7) of the Companies Act.

        The audit committee primarily assists the board in overseeing:

  •
  the quality and integrity of the company's integrated reporting, incorporating the financial statements (including consolidated group financial statements) and sustainability reporting, and public announcements in respect of the financial results;

(3)
Appointed as a member with effect from 8 June 2012.

  •
  the qualification and independence of the external auditors of Sasol and all group companies;

  •
  the scope and effectiveness of the external audit function of Sasol and all group companies;

  •
  the effectiveness of the Sasol group's internal controls and internal audit function; and

  •
  compliance with legal and regulatory requirements to the extent that they might have an impact on the integrated annual report or the annual financial statements.

        The board has delegated extensive powers in accordance with the Companies Act and US corporate governance requirements to the audit committee to perform these functions. In line with these requirements the audit committee has, amongst other things, implemented a procedure for the pre-approval by the audit committee of all audit services and permissible non-audit services provided by the external auditor. The audit committee meets the group's external and internal auditors and executive management regularly to consider risk assessment and management, review the audit plans of the external and internal auditors and to review accounting, auditing, financial reporting, corporate governance and compliance matters. The audit committee assesses the independence of the external auditors annually and approves the external auditors' engagement letter and the terms, nature and scope of the audit function and the audit fee. The internal audit charter, internal audit plan and internal audit conclusions are similarly reviewed and approved by the audit committee. The audit committee meets regularly in separate sessions with each of management, the external auditor and the internal auditor.

        All publications and announcements of a financial nature are reviewed by the audit committee before publication. Both the audit committee and the board are satisfied there is adequate segregation between the external and internal audit functions and that the independence of the internal and external auditors is not in any way impaired or compromised.

        The audit committee is responsible for ensuring that the combined assurance model introduced by the King III Code is applied to provide a coordinated approach to all assurance activities. A combined assurance model has been developed, the implementation thereof started in 2011 and it is taking place in stages. Further progress has been made with the implementation of the combined assurance model.

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

        The committee considered the appropriateness of the expertise and experience of the Chief Financial Officer and concluded that the Chief Financial Officer has the necessary expertise and experience. The committee is also satisfied that the expertise, resources, succession plan and experience of the finance function are adequate.

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

        The audit committee is required to meet at least three times a year. During the year, the committee met four times. Attendance at meetings was as follows:

Member	7 September 2011	7 October 2011	8 March 2012	1 June 2012
C Beggs	✓	✓	✓	✓
HG Dijkgraaf	✓	✓	✓	✓
MSV Gantsho	✓	✓	—	✓
MJN Njeke	✓	—	✓	✓

✓ Indicates attendance            — Indicates absence with apology

The remuneration committee

        Members: Mr HG Dijkgraaf (chairman), Ms IN Mkhize, Mrs TH Nyasulu, Mr PJ Robertson(4) and Prof JE Schrempp. With the exception of Mrs TH Nyasulu, all the members of the committee, including the chairman, are independent non-executive directors.

        Although Mrs TH Nyasulu has not been categorised as an independent director due only to her potentially conflicting interest in Sasol Oil, it is the view of the board that the chairman of the board is a critical member of any remuneration committee. The board is satisfied that Mrs TH Nyasulu's interest in Sasol Oil will not have any bearing on her ability to exercise independent judgement with respect to remuneration matters.

        The Chief Executive Officer and executives responsible for remuneration matters attend the meetings of the committee on invitation, but are requested to leave the meeting before any decisions are made.

        The functions and terms of reference of the remuneration committee, as well as directors' remuneration and other relevant remuneration information are available in the remuneration report from "Item 18—Financial Statements—Note 59—Related party transactions" of the annual financial statements.

        The committee is required to meet at least twice a year. During the year under review, it met four times at which attendance was as follows:

Member	8 September 2011	23 November 2011	8 March 2012	7 June 2012
HG Dijkgraaf	✓	✓	✓	✓
IN Mkhize	✓	✓	✓	✓
TH Nyasulu	✓	✓	✓	✓
JE Schrempp	—	✓	✓	✓

✓ Indicates attendance            — Indicates absence with apology

        Refer to "Item 6.B—Compensation" for information on our group remuneration philosophy and policy. The complete terms of reference of the remuneration committee are available on the Sasol website at www.sasol.com.

(4)
Appointed as a member with effect from 1 July 2012

The nomination, governance, social and ethics committee

        Members: Mrs TH Nyasulu (chairman), Prof JE Schrempp (lead independent director), Dr MSV Gantsho and Mr ZM Mkhize(5).

        In November 2011, the board reconstituted the nomination and governance committee to perform both the responsibilities of a nomination and governance committee and social and ethics committee as required in terms of the Companies Act. The committee comprises four non-executive directors, of whom three are independent. The chairman of the board is the chairman of the nomination, governance, social and ethics committee as is required by the JSE Listings Requirements.

        Although Mrs TH Nyasulu has not been categorised as an independent director due only to her potentially conflicting interest in Sasol Oil, it is the view of the board that the chairman of the board should chair a company's nomination committee. The board is satisfied that Mrs TH Nyasulu's interest in Sasol Oil will not have any bearing on her ability to exercise independent judgement with respect to matters within the mandate of this committee.

        The nomination, governance, social and ethics committee's functions include reviewing and making recommendations to the board on the company's general corporate governance framework, the composition and performance of the board, individual directors and its committees, appointment or re-appointment of directors and members of the group executive committee, succession planning of the chairman and the Chief Executive Officer, legal compliance and the company's ethics policy and programmes and oversight over the Sasol group's stakeholder governance, with specific reference to compliance with legislation and sound corporate governance requirements.

        The nomination, governance, social and ethics committee met four times during the financial year. Attendance at the meetings was as follows:

Member	9 September 2011	23 November 2011	9 March 2012	8 June 2012
MSV Gantsho	✓	✓	✓	✓
TH Nyasulu	✓	✓	✓	✓
JE Schrempp	—	✓	✓	✓

✓ Indicates attendance            — Indicates absence with apology

The risk and safety, health and environment committee (risk and SHE committee)

        Members: Mr HG Dijkgraaf (chairman), Mr C Beggs, Mr DE Constable(7), Ms VN Fakude, Ms IN Mkhize, Mrs TH Nyasulu, Ms KC Ramon and Mr S Westwell(6).

        The committee's functions include reviewing and assessing the integrity of the company's risk management processes, including the effective management of those covering safety, health, environmental and sustainability matters.

        The committee reports its findings and recommendations in respect of material risks as well as the company's policies on risk assessment and risk management which may have an impact on the integrated annual report. It also reviews and evaluates the disclosure of sustainability matters in the integrated annual report and reports to the audit committee to enable the audit committee to provide assurance to the board that the disclosure is reliable and does not conflict with the financial information.

(5)
Appointed as a member with effect from 8 June 2012

        The committee met four times during the year. Attendance at meetings was as follows:

Member	7 September 2011	23 November 2011	7 March 2012	1 June 2012
C Beggs	✓	✓	✓	✓
DE Constable(7)	n/a	✓	✓	✓
HG Dijkgraaf	✓	✓	✓	✓
VN Fakude	✓	✓	✓	✓
IN Mkhize	✓	✓	✓	✓
TH Nyasulu	✓	✓	✓	✓
KC Ramon	✓	✓	✓	✓

(6)
Appointed as a member with effect from 9 September 2011

(7)
Appointed as a member with effect from 8 June 2012

✓ Indicates attendance            n/a Indicates not a member at the time

The group executive committee (GEC)

        Members: Mr DE Constable (chairman with effect from 1 July 2011), Mr AM de Ruyter, Mr VD Kahla, Mr BE Klingenberg, Ms VN Fakude, Mr CF Rademan, Mr M Radebe, Ms KC Ramon and Mr GJ Strauss.

        The GEC is the highest executive decision-making body of the Sasol group. The board appoints GEC members upon recommendation of the Chief Executive Officer and the nomination, governance, social and ethics committee.

        The board has, within certain parameters, delegated a wide range of matters relating to Sasol's management to the GEC, including financial, strategic, operational, governance, risk and functional issues.

        The board has approved and regularly revises the top-level delegation of authority in terms of which matters are delegated to management and certain matters reserved for decision-making by the board. Delegation to management is directly to the Chief Executive Officer and the GEC, rather than through the Chief Executive Officer. Sasol believes this provides the same, or more, checks and balances as the delegation framework recommended by the King III Code.

        The GEC's focus is on the formulation of group strategy and policy and the alignment of group initiatives and activities. The committee meets at least monthly and reports directly to the Sasol Limited board.

GEC subcommittees

Information management (IM) governance committee

        An IM governance committee functions as a subcommittee of the GEC, chaired by the GEC member responsible for IM and comprising a combination of GEC members, functional leads and the chief information officer.

        The IM governance subcommittee performs IM oversight and gives executive direction to IM in regard to the Sasol group IM strategy, governance over IT investment, efficiency and effectiveness, ensuring an appropriate control environment over new and existing business processes and ensuring Sasol remains competitive in relation to technology.

Group legal compliance committee

        The group legal compliance committee (GLCC) oversees the group's legal compliance programme. The GLCC is chaired by the group executive responsible for legal services and comprises members of the GEC. A legal compliance report is presented to the nomination, governance, social and ethics committee on a quarterly basis and, to the extent that legal and regulatory matters could have an impact on the financial statements, risk management or sustainability, reports are also presented to the audit committee and/or the risk and SHE committee.

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

Issues alignment and integration committee

        An issues alignment and integration committee has been established to align and integrate the company's engagement with the South African government on policy and regulatory issues.

6.D    Employees

        We have developed and implemented six values group-wide in order to support our vision, culture and strategic goals. The six Sasol values—safety, people, integrity, accountability, stakeholder focus and excellence in what we do, have been rolled out to all of our employees. We continue to focus to fully integrate behaviour in accordance with our values in our performance management system.

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

        Our workforce composition at 30 June is presented below:

Region	2012	2011	2010
South Africa	29 316	28 915	28 327
Europe	3 278	3 217	3 288
North America	800	724	718
Other	1 522	852	721

Total	34 916	33 708	33 054

	2012	2011	2010
Employees by segment
South African energy cluster
Mining	7 800	7 425	7 453
Gas	291	273	269
Synfuels	5 554	5 376	5 362
Oil	1 849	1 835	2 007
International energy cluster
Synfuels International	604	514	449
Petroleum International	458	314	275
Chemicals cluster
Polymers	2 045	2 013	2 166
Solvents	1 454	1 509	1 676
Olefins & Surfactants	2 869	2 886	2 824
Other chemicals	4 952	5 068	5 046
Other business	7 040	6 495	5 527

Total	34 916	33 708	33 054

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

        In South Africa, we have invested more than R819 million in 2012 in employee training and development. This investment includes in-house technical training, and self-learning centres. An additional R38 million was invested in 585 undergraduate and postgraduate bursaries, with emphasis on developing scientific, engineering and technological skills. In addition, internal programmes include the graduate development programme, which supports further science and technology graduates and the Chartered Accountants Training Programme, which provides training in financial management, treasury and statutory reporting and supports the qualification of chartered accountants.

        Developing a sufficient talent base of artisans remains a significant priority for the South African business community and to this end, as part of a collaborative project, we currently provide dedicated training to 581 artisan learners. The Oil, Gas and Chemical Manufacturing (OGCM) skills development project was mandated to create a national pool of competent artisans for shutdowns and major capital projects. The approved funding for this has been fully committed and the project contributed 947 artisans to the national South African skills pool.

        We continue to play an important role in the Technical Skills Business Partnership (TSBP) programme, with 231 TSBP learners. The TSBP learner pool will be increased to deliver 900 artisans over a period of five years.

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

Promoting workplace equity and diversity

        We continued to increase the percentage of employees drawn from historically disadvantaged groups. People from designated groups—Africans, Coloured, Indians, and women—comprise 72% of our South African workforce, as compared with 71% in 2011. At year end, people from designated groups held 60% of Sasol managerial, professional and supervisory posts. This is constant with the 58% reported on in 2011 and the 56% reported in 2010.

        All our South African businesses maintain employment equity forums to ensure we stay focused on achieving targets. We endeavour to nurture workplaces that are open, transparent and free from all forms of discrimination. We also promote employee equity and diversity in all the countries in which we operate in harmony with global best practices.

Encouraging positive labour relations

        We enjoy constructive relationships with representative trade unions throughout the group. More than 60% of Sasol employees are members of trade unions and are covered by collective agreements entered with trade unions within the various jurisdictions in which Sasol operates. During 2012, our South African operations experienced strike action following a wage negotiations impasse within the National Bargaining Council for the Chemical Industry (NBCCI), as a result of which we lost 46 065,3 person-days of production.

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

        In reviewing the communications approach, SHARP has embarked on a longer-term sustained campaign to ensure a more visible and interactive effort. The following objectives were agreed:

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

        SHARP has also been launched successfully at all sites in Mozambique. Sasol Petroleum International has contracted Careworks Mozambique to implement a three-year work place HIV/AIDS programme at its sites in Temane, Maputo and Matola. A risk assessment has already been undertaken in Temane. The programme aims to prevent further infection among staff and contractors, and to ensure that those who are HIV positive remain healthy, productive and emotionally and psychologically well. The programme offerings include a work place peer education programme, which was rolled out in Mozambique in 2011, awareness to action training will continue as a sufficient amount of peer educators have been trained, counselling and testing, and patient management is to follow thereafter. HIV counselling, testing and patient management is provided within the community at the Vilancoulos clinic in Mozambique.

Occupational health and safety

        Four fatalities occurred in the workplace in 2012. This compares with ten fatalities in 2011 and eight fatalities in 2010. Our fatal accident rate (calculated as the number of fatalities per 100 million working hours) was 1,70 compared with 7,41 in 2011. Our goal remains zero fatalities.

        Safety continues to be a core value and priority. The increase in fatal incidents during 2010 prompted a revised safety improvement plan detailing urgent interventions in the context of our safety roadmap. By 30 June 2012, we achieved a safety incident recordable case rate (RCR), including occupational illness, of 0,39 which compares with 0,42 in 2011 and 0,51 in 2010. Our safety performance target remains 0,30 by June 2013.

6.E.    Share ownership

Shareholdings of directors and officers

        The aggregate beneficial shareholding at 28 September 2012 of the directors of the company and the prescribed officers/group executive commitee named under "Item 6.B.—Compensation" and their associates (none of which have a holding greater than 1%) in the issued share capital of the company is detailed below.

	2012				2011
	Number of shares				Number of shares
			Number of share options(2)	Total beneficial shareholding			Number of share options(2)	Total beneficial shareholding
Beneficial shareholding(4)	Direct	Indirect(1)			Direct	Indirect(1)
Executive directors
LPA Davies(3)	96 800	—	499 200	596 000	136 800	235	353 400	490 435
VN Fakude	1 500	—	46 900	48 400	1 500	—	41 200	42 700
KC Ramon	21 500	41 556	54 400	117 456	21 500	41 556	54 400	117 456
Non-executive directors
IN Mkhize	1 313	18 626	—	19 939	1 313	18 626	—	19 939
TH Nyasulu	—	1 450	—	1 450	—	—	—	—

Total	121 113	61 632	600 500	783 245	161 113	60 417	449 000	670 530

(1)
Includes units held in the Sasol Share Savings Trust and shares held in Sasol Inzalo Public Limited.

(2)
Includes share options which have vested or which vest within sixty days of 30 June 2012.

(3)
Retired as a director of Sasol Limited on 30 June 2011. Options were allocated to him while still an executive director.

(4)
Other than those reflected in the notes above, there have been no changes to the direct and indirect beneficial interest of the directors in office during the financial year ended 30 June 2012, and their associates, between 30 June 2012 and 28 September 2012.

	2012				2011
	Number of shares				Number of shares
			Number of share options(2)	Total beneficial shareholding			Number of share options(2)	Total beneficial shareholding
Beneficial shareholding	Direct	Indirect(1)			Direct	Indirect(1)
Prescribed officers(3)
AM de Ruyter	5 900	—	23 200	29 100	5 900	—	21 600	27 500
NL Joubert(4)	n/a	n/a	n/a	n/a	1 400	—	8 200	9 600
BE Klingenberg	15 800	—	11 300	27 100	700	—	23 900	24 600
M Radebe	—	3 659	13 000	16 659	—	3 575	10 000	13 575
CF Rademan	350	—	3 700	4 050	350	—	—	350
GJ Strauss	4 300	190	88 000	92 490	4 300	175	60 800	65 275

Total	26 350	3 849	139 200	169 399	12 650	3 750	124 500	140 900

(1)
Includes units held in the Sasol Share Savings Trust and shares held through Sasol Inzalo Public Limited.

(2)
Includes share options which have vested or which vest within sixty days of 30 June 2012.

(3)
Excluding the executive directors disclosed separately in the table above.

(4)
Resigned as a GEC member with effect from 30 June 2011.

        Beneficial shareholding for 2012 disclosed in the table above, includes shares held by the following black directors, prescribed officers and their associates as a result of their participation in the Sasol Inzalo share transaction on 8 September 2008:

	2012			2011
	Number of Sasol BEE ordinary shares	Number of Sasol Inzalo ordinary shares		Number of Sasol BEE ordinary shares	Number of Sasol Inzalo ordinary shares
Executive directors
KC Ramon	—	41 556	(1)	—	41 556	(1)
Non-executive directors
IN Mkhize	313	18 626		313	18 626
TH Nyasulu	—	1 450		—	1 450
Prescribed officer
M Radebe	—	3 137		—	3 137

Total	313	64 769		313	64 769

(1)
This includes an effective interest in 427 Sasol Inzalo ordinary shares owned by Melanani Investments (Pty) Ltd. in which Ms KC Ramon has a 15% interest and an effective interest in 655 Sasol Inzalo ordinary shares owned by Melanani Womens Investments (Pty) Ltd. in which Ms KC Ramon has a 20% interest.

        The Sasol BEE ordinary shares rank pari passu with Sasol ordinary shares in all respects except that they have limited trading rights until 7 September 2018. Sasol Inzalo Public Limited (Sasol Inzalo) indirectly held 2,4% of the issued capital of Sasol on 30 June 2012 in the form of unlisted Sasol preferred ordinary shares. The Sasol Inzalo ordinary shares will have limited trading rights for a period of seven years from 8 September 2011.

Long-term incentive schemes applicable to executive directors and senior management

        Long-term incentives are offered through participation in the Sasol Share Incentive Scheme, the Sasol Share Appreciation Rights (SAR) Scheme and the Sasol Medium-Term Incentive (MTI) Scheme,

intended to reward improved yet sustainable group business performance and create alignment with shareholder interests over the longer term.

        The Sasol Share Incentive Scheme is a closed plan and no allocations have been made under this scheme since the introduction of the SAR scheme in 2007. Previously granted options remain valid and unaffected by the introduction of the SAR scheme.

        Participants in the long-term incentive schemes are not allowed to protect the value of their unvested instruments through the use of any hedging arrangements.

        Governance of the Sasol MTI and Sasol SAR schemes is provided through the scheme committee. The scheme committee comprises members of the remuneration committee and approves grants under the following circumstances:

  •
  upon promotion of an employee to the qualifying level for SAR and MTI rights as well as any subsequent promotion;

  •
  upon appointment to the group on the qualifying level;

  •
  an annual supplementary SAR and MTI rights award to eligible employees; and

  •
  discretionary allocations for purposes of retention.

        For 2012, the weighting allocated to MTI and SAR rights in the remuneration mix, was divided in terms of the fair value at the date of grant, on a ratio of 40% in the form of MTI rights and 60% in the form of SAR rights. Fifty percent of the MTI award and twenty five percent of the SAR award were linked to corporate performance targets with the balance being allocated for purposes of retention.

        For 2013, in line with prevailing market trends, the allocation ratio will change to 60% MTI rights and 40% SARs. In addition, sixty percent of all allocations will be linked to corporate performance targets, with the balance being allocated for purposes of retention. The effect of increasing the portion that will be linked to corporate performance targets is greater downside and upside risk for share scheme allocations compared to 2012.

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

  Sasol Share Appreciation Rights Scheme

        The SAR scheme provides eligible employees with the opportunity to receive long-term incentive remuneration payments based on the increase in value of Sasol ordinary shares over certain prescribed periods of time, and those awarded with corporate performance targets are subject to certain pre-determined performance conditions. Participants are not entitled to any rights in Sasol shares, but are awarded conditional rights to a future cash amount calculated with reference to the increase in the market value of a Sasol ordinary share between the date of the grant of the right (grant price) and the exercise of the right (exercise price) and performance measured against performance targets, where applicable. SARs are granted to senior management in relation to their respective positions, their level in the organisation, and their individual performance.

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

        For 2013, the vesting periods as well as the percentage that will be linked to corporate performance targets will be changed.

Sasol Medium-term Incentive Scheme

        The Sasol Medium-term Incentive scheme (MTI) intends to provide senior management with an incentive to advance the interests of the group over the medium-term. The strategic intent of the plan includes the retention of key employees, balancing the reward mix and providing eligible employees with an opportunity to participate in the growth of the group and to create alignment with shareholder interests. MTI rights are linked to the achievement of pre-determined performance targets that are aligned with the medium-term business goals of the organisation. Up to 50% of MTI rights can be forfeited if the corporate performance targets are not met. MTI rights can also be enhanced by up to 50% if the performance targets are significantly exceeded. The committee has reviewed the vesting percentage and concluded that it meets the primary aims of the scheme by linking medium term reward opportunities to sustainable performance over the same period, as well as retain key employees.

        Under the MTI scheme, participating employees are given the opportunity, subject to the vesting conditions, to receive a future cash incentive payment calculated with reference to the market value of a Sasol ordinary share after a three year vesting period. The scheme does not confer any right to acquire shares in Sasol Limited and employees are not entitled to dividends.

        The scheme was introduced in 2009. The first three year performance period ended 30 June 2012, and vesting of rights in September 2012, was dependent on the vesting conditions.

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

Long-term incentives previously granted and/or exercised and/or implemented

        The share options implemented during 2012 are indicated in the following tables:

Sasol share incentive scheme—share options for directors

	Balance at beginning of year(1)	Share options implemented	Effect of resignations	Balance at end of year(2)
	(number)	(number)	(number)	(number)
Executive directors
LPA Davies(3)	499 200	—	—	499 200
VN Fakude	81 900	35 000	—	46 900
KC Ramon	81 700	—	—	81 700

Total share options	662 800	35 000	—	627 800

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

(3)
Retired as a director of Sasol Limited on 30 June 2011. The share options were granted to Mr LPA Davies while he was still an executive director.

Sasol share incentive scheme—share options for prescribed officers

	Balance at beginning of year(1)	Share options implemented	Effect of change in composition of group executive committee	Balance at end of year(2)
	(number)	(number)	(number)	(number)
Prescribed officers
AM de Ruyter	23 200	—	—	23 200
NL Joubert(3)	43 300	—	(43 300)	—
BE Klingenberg	28 300	15 100	—	13 200
M Radebe	14 900	—	—	14 900
CF Rademan	6 300	—	—	6 300
GJ Strauss	91 000	—	—	91 000

Total share options	207 000	15 100	(43 300)	148 600

(1)
The balance of options represents the accumulated number of options granted (less implemented) over the preceding years.

(2)
No share options were granted during the period under review as a result of the replacement of the Sasol Share Incentive Scheme with the SAR Scheme with effect from 1 March 2007.

(3)
Resigned as a GEC member with effect from 30 June 2011.

        The share appreciation rights granted to our executive directors and prescribed officers through our SAR Scheme are indicated in the following tables:

Share appreciation rights, without performance targets, 2012—directors

	Balance at beginning of year	Granted	Average offer price per share	Grant date	Share appreciation rights implemented	Balance at end of year
	(number)	(number)	(Rand)			(number)
Executive directors
LPA Davies(1)	126 000	—	—	—	102 400	23 600
VN Fakude	39 500	—	—	—	—	39 500
KC Ramon	23 200	—	—	—	—	23 200

Total share appreciation rights	188 700	—			102 400	86 300

(1)
Retired as a director of Sasol Limited on 30 June 2011, employment contract terminated 12 September 2011. The share appreciation rights were granted to Mr LPA Davies while he was still an executive director.

Share appreciation rights, with performance targets, 2012—directors

	Balance at beginning of year	Granted	Average offer price per share	Grant date	Effect of change in composition of board of directors	Share appreciation rights implemented	Balance at end of year
	(number)	(number)	(Rand)		(number)	(number)	(number)
Executive directors
DE Constable(1)	—	112 900	334,53	15 Sep 2011	243 000	—	355 900
LPA Davies(2)	141 000	—	—	—	—	141 000	—
VN Fakude	115 100	62 900	334,53	15 Sep 2011	—	—	178 000
KC Ramon	114 100	52 400	334,53	15 Sep 2011	—	—	166 500

Total share appreciation rights	370 200	228 200			243 000	141 000	700 400

(1)
Award upon appointment of GEC member effective 1 June 2011, as Chief Executive Officer designate. Appointed as Chief Executive Officer and executive director of Sasol Limited, effective 1 July 2011.

(2)
Retired as a director of Sasol Limited on 30 June 2011, employment contract terminated 12 September 2011. The share appreciation rights were granted to Mr LPA Davies while he was still an executive director.

Share appreciation rights, without performance targets, 2012—prescribed officers(1)

	Balance at beginning of year	Granted	Average offer price per share	Grant date	Effect of change in composition of group executive committee	Share appreciation rights implemented	Balance at end of year
	(number)	(number)	(Rand)		(number)	(number)	(number)
Prescribed officers
AM de Ruyter	11 100	—	—	—	—	—	11 100
NL Joubert(2)	36 200	—	—	—	(36 200)	—	—
BE Klingenberg	80 400	—	—	—	—	—	80 400
M Radebe	11 400	—	—	—	—	—	11 400
CF Rademan	77 000	—	—	—	—	—	77 000
GJ Strauss	29 000	—	—	—	—	—	29 000

Total share appreciation rights	245 100	—			(36 200)	—	208 900

(1)
Excluding the executive directors disclosed separately in the table above.

(2)
Resigned as a GEC member with effect from 30 June 2011.

Share appreciation rights, with performance targets, 2012—prescribed officers(1)

	Balance at beginning of year	Granted	Average offer price per share	Grant date	Effect of change in composition of group executive committee	Balance at end of year
	(number)	(number)	(Rand)		(number)	(number)
Prescribed officers
DE Constable(2)	243 000	—	—	—	(243 000)	—
AM de Ruyter	179 400	44 900	334,53	15 Sep 2011	—	224 300
NL Joubert(3)	36 400	—	—	—	(36 400)	—
VD Kahla	57 700	15 900	334,53	15 Sep 2011	—	73 600
BE Klingenberg	31 400	28 700	334,53	15 Sep 2011	—	60 100
M Radebe	76 200	19 900	334,53	15 Sep 2011	—	96 100
CF Rademan	31 400	34 400	334,53	15 Sep 2011	—	65 800
GJ Strauss	181 100	53 900	334,53	15 Sep 2011	—	235 000

Total share appreciation rights	836 600	197 700			(279 400)	754 900

(1)
Excluding the executive directors disclosed separately in the table above.

(2)
Award upon appointment as GEC member effective 1 June 2011, as Chief Executive Officer designate. Appointed as Chief Executive Officer and executive director of Sasol Limited, effective 1 July 2011.

(3)
Resigned as a GEC member with effect from 30 June 2011.

        The medium-term incentive rights granted to our executive directors and prescribed officers through the MTI scheme are indicated in the following tables:

Medium-term incentive rights 2012—directors

	Balance at beginning of year	Granted	Average offer price per share	Grant date	Effect of change in composition of board of directors	Medium- term incentive rights vested	Balance at end of year
	(number)	(number)	(Rand)		(number)	(number)	(number)
Executive directors
DE Constable(1)	—	25 082	0,00	15 Sep 2011	54 000	—	79 082
LPA Davies(2)	31 339	—	—	—	—	31 339	—
VN Fakude	25 591	13 970	0,00	15 Sep 2011	—	—	39 561
KC Ramon	25 378	11 642	0,00	15 Sep 2011	—	—	37 020

Total medium-term incentive rights	82 308	50 694			54 000	31 339	155 663

(1)
Award upon appointment of GEC member effective 1 June 2011, as Chief Executive Officer designate. Appointed as Chief Executive Officer and executive director of Sasol Limited, effective 1 July 2011.

(2)
Retired as a director of Sasol Limited on 30 June 2011, employment contract terminated 12 September 2011. The medium-term incentive rights were granted to Mr LPA Davies while he was still an executive director.

Medium-term incentive rights 2012—prescribed officers(1)

	Balance at beginning of year	Granted	Average offer price per share	Grant date	Effect of change in composition of group executive committee	Medium-term incentive rights vested	Rights lapsed	Balance at end of year
	(number)	(number)	(Rand)		(number)	(number)	(number)	(number)
Prescribed officers
DE Constable(2)	54 000	—	—	—	(54 000)	—	—	—
AM de Ruyter	39 868	9 979	0,00	15 Sep 2011	—	—	—	49 847
NL Joubert(3)	8 094	—	—	—	(8 094)	—	—	—
VD Kahla	12 821	3 540	0,00	15 Sep 2011	—	—	—	16 361
BE Klingenberg	7 002	6 376	0,00	15 Sep 2011	—	—	—	13 378
M Radebe	16 925	4 425	0,00	15 Sep 2011	—	—	—	21 350
CF Rademan	7 002	7 651	0,00	15 Sep 2011	—	—	—	14 653
GJ Strauss	40 315	11 975	0,00	15 Sep 2011	—	—	—	52 290

Total medium-term incentive rights	186 027	43 946			(62 094)	—	—	167 879

(1)
Excluding the executive directors disclosed separately in the table above.

(2)
Award upon appointment as GEC member effective 1 June 2011, as Chief Executive Officer designate. Appointed as Chief Executive Officer and executive director of Sasol Limited, effective 1 July 2011.

(3)
Resigned as a GEC member with effect from 30 June 2011.

        The number of Sasol Inzalo Management Scheme share rights granted to our executive directors and prescribed officers in terms of our Sasol Inzalo share transaction is indicated in the following tables:

Sasol Inzalo Management Scheme share rights 2012—directors

	Balance at beginning of year	Share rights granted	Value of underlying share	Grant date	Effect of resignations	Balance at end of year
	(number)	(number)	(Rand)		(number)	(number)
Executive directors
VN Fakude	25 000	—	—	—	—	25 000
KC Ramon	25 000	—	—	—	—	25 000

Total Sasol Inzalo Management Scheme share rights	50 000	—			—	50 000

 Sasol Inzalo Management Scheme share rights 2012—prescribed officers(1)

	Balance at beginning of year	Share rights granted	Value of underlying share	Grant date	Effect of change in composition of group executive committee	Balance at end of year
	(number)	(number)	(Rand)		(number)	(number)
Prescribed officer
M Radebe(2)	15 000	—	—	—	—	15 000

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

Share options implemented—directors

        This table presents information regarding share options implemented during the period 1 July 2011 through 30 June 2012.

					Gain on implementation of share options
			Average offer price per share
	Implementation dates	Share options implemented		Market price per share
					2012	2011
		(number)	(Rand)		R'000	R'000
Executive directors
LPA Davies(1)	—	—	—	—	—	15 835
VN Fakude		35 000			4 937	—
	14 Oct 2011	20 000	219,50	345,99	2 530	—
	15 Nov 2011	15 000	219,50	380,00	2 407	—

Total		35 000			4 937	15 835

(1)
Retired as a director of Sasol Limited on 30 June 2011. The share options were granted to Mr LPA Davies while he was still an executive director.

Share appreciation rights, without performance targets, exercised—directors

        This table presents information regarding share appreciation rights, without performance targets, exercised during the period 1 July 2011 through 30 June 2012.

					Gain on exercise of share appreciation rights
		Share appreciation rights exercised	Average offer price per share
	Exercise dates			Market price per share
					2012	2011
		(number)	(Rand)		R'000	R'000
Executive directors
LPA Davies(1)		102 400			7 816	—
	12 Dec 2011	55 200	294,50	393,20	5 448	—
	8 Feb 2012	23 600	352,10	399,05	1 108	—
	5 Mar 2012	23 600	352,10	405,49	1 260	—

Total		102 400			7 816	—

(1)
Retired as a director of Sasol Limited on 30 June 2011. The share appreciation rights were granted to Mr LPA Davies while he was still an executive director.

Share appreciation rights, with performance targets, exercised—directors

        This table presents information regarding share appreciation rights, with performance targets, exercised during the period 1 July 2011 through 30 June 2012.

					Gain on exercise of share appreciation rights
		Share appreciation rights exercised	Average offer price per share
	Exercise dates			Market price per share
					2012	2011
		(number)	(Rand)		R'000	R'000
Executive directors
LPA Davies(1)	12 Dec 2011	141 000	298,65	393,20	13 332	—

Total		141 000			13 332	—

(1)
Retired as a director of Sasol Limited on 30 June 2011. The share appreciation rights were granted to Mr LPA Davies while he was still an executive director.

Medium-term incentive rights vested—directors

        This table presents information regarding medium-term incentive rights vested during the period 1 July 2011 through 30 June 2012.

					Gain on vesting of medium-term incentive rights
		Medium-term incentive rights vested	Average offer price per share
	Vesting dates			Market price per share
					2012	2011
		(number)	(Rand)		R'000	R'000
Executive directors
LPA Davies(1)	12 Sep 2011	31 339	0,00	324,00	10 154	—

Total		31 339			10 154	—

(1)
Retired as a director of Sasol Limited on 30 June 2011. The medium-term incentive rights were granted to Mr LPA Davies while he was still an executive director.

Share options implemented—prescribed officers(1)

        This table presents information regarding share options implemented during the period 1 July 2011 through 30 June 2012.

					Gain on implementation of share options
			Average offer price per share
	Implementation dates	Share options implemented		Market price per share
					2012	2011
		(number)	(Rand)		R'000	R'000
Prescribed officers
A de Klerk(2)	—	—	—	—	—	5 315
AM de Ruyter	—	—	—	—	—	649
NL Joubert(3)	—	—	—	—	—	3 293
BE Klingenberg		15 100			3 877	1 193
	27 Jun 2012	2 500	89,50	346,65	643
	27 Jun 2012	12 600	90,00	346,65	3 234
CF Rademan	—	—	—	—	—	1 849
GJ Strauss	—	—	—	—	—	864

Total		15 100			3 877	13 163

(1)
Excluding the executive directors disclosed separately in the table above.

(2)
Retired as a GEC member with effect 30 April 2011.

(3)
Resigned as a GEC member with effect 30 June 2011.

        Share options outstanding at the end of the year vest during the following periods—directors:

	Already vested	Within one year	One to two years	Two to five years	More than five years	Total
(number)
Executive directors
LPA Davies(1)	499 200	—	—	—	—	499 200
VN Fakude	46 900	—	—	—	—	46 900
KC Ramon	54 400	27 300	—	—	—	81 700

Total	600 500	27 300	—	—	—	627 800

(1)
Retired as a director of Sasol Limited on 30 June 2011. The share options were granted to Mr LPA Davies while he was still an executive director.

        Share appreciation rights, without performance targets, outstanding at the end of the year vest during the following periods—directors:

	Already vested	Within one year	One to two years	Two to five years	More than five years	Total
(number)
Executive directors
LPA Davies(1)	23 600	—	—	—	—	23 600
VN Fakude	18 900	7 500	5 700	7 400	—	39 500
KC Ramon	7 700	7 700	—	7 800	—	23 200

Total	50 200	15 200	5 700	15 200	—	86 300

(1)
Retired as a director of Sasol Limited on 30 June 2011. The share appreciation rights were granted to Mr LPA Davies while he was still an executive director.

        Share appreciation rights, with performance targets outstanding at the end of the year vest during the following periods—directors:

	Already vested	Within one year	One to two years	Two to five years	More than five years	Total
(number)
Executive directors
DE Constable(1)	—	81 000	37 600	199 600	37 700	355 900
LPA Davies(2)	—	—	—	—	—	—
VN Fakude	6 600	31 700	27 600	91 200	20 900	178 000
KC Ramon	7 700	30 400	25 200	85 800	17 400	166 500

Total	14 300	143 100	90 400	376 600	76 000	700 400

(1)
Award upon appointment of GEC member effective 1 June 2011, as Chief Executive Officer designate. Appointed as Chief Executive Officer and executive director of Sasol Limited, effective 1 July 2011.

(2)
Retired as a director of Sasol Limited on 30 June 2011. The share appreciation rights were granted to Mr LPA Davies while he was still an executive director.

        Medium-term incentive rights outstanding at the end of the year vest during the following periods—directors:

	Already vested	Within one year	One to two years	Two to five years	More than five years	Total
(number)
Executive directors
DE Constable(1)	—	—	54 000	25 082	—	79 082
VN Fakude	—	4 442	21 149	13 970	—	39 561
KC Ramon	—	5 136	20 242	11 642	—	37 020

Total	—	9 578	95 391	50 694	—	155 663

(1)
Award upon appointment of GEC member effective 1 June 2011, as Chief Executive Officer designate. Appointed as Chief Executive Officer and executive director of Sasol Limited, effective 1 July 2011.

        Share options outstanding at the end of the year vest during the following periods—prescribed officers(1):

	Already vested	Within one year	One to two years	Two to five years	More than five years	Total
(number)
Prescribed officers
AM de Ruyter	23 200	—	—	—	—	23 200
BE Klingenberg	11 300	1 900	—	—	—	13 200
M Radebe	13 000	1 900	—	—	—	14 900
CF Rademan	3 700	2 600	—	—	—	6 300
GJ Strauss	88 000	3 000	—	—	—	91 000

Total	139 200	9 400	—	—	—	148 600

(1)
Excluding the executive directors disclosed separately in the table above.

        Share appreciation rights, without performance targets, outstanding at the end of the year vest during the following periods—prescribed officers(1):

	Already vested	Within one year	One to two years	Two to five years	More than five years	Total
(number)
Prescribed officers
AM de Ruyter	5 100	2 300	1 400	2 300	—	11 100
BE Klingenberg	28 300	2 800	24 000	25 300	—	80 400
M Radebe	5 200	2 400	1 300	2 500	—	11 400
CF Rademan	24 200	3 000	24 300	25 500	—	77 000
GJ Strauss	13 500	5 700	4 000	5 800	—	29 000

Total	76 300	16 200	55 000	61 400	—	208 900

(1)
Excluding the executive directors disclosed separately in the table above.

        Share appreciation rights, with performance targets, outstanding at the end of the year vest during the following periods—prescribed officers(1):

	Already vested	Within one year	One to two years	Two to five years	More than five years	Total
(number)
Prescribed officers
AM de Ruyter	—	59 800	15 000	134 600	14 900	224 300
VD Kahla	—	19 200	5 300	43 800	5 300	73 600
BE Klingenberg	2 800	7 700	12 400	27 700	9 500	60 100
M Radebe	2 400	23 000	9 000	55 000	6 700	96 100
CF Rademan	2 800	7 700	14 300	29 600	11 400	65 800
GJ Strauss	5 800	54 500	23 800	133 000	17 900	235 000

Total	13 800	171 900	79 800	423 700	65 700	754 900

(1)
Excluding the executive directors disclosed separately in the table above.

        Medium-term incentive rights outstanding at the end of the year vest during the following periods—prescribed officers(1):

	Already vested	Within one year	One to two years	Two to five years	More than five years	Total
(number)
Prescribed officers
AM de Ruyter	—	—	39 868	9 979	—	49 847
VD Kahla	—	—	12 821	3 540	—	16 361
BE Klingenberg	—	1 859	5 143	6 376	—	13 378
M Radebe	—	1 570	15 355	4 425	—	21 350
CF Rademan	—	1 859	5 143	7 651	—	14 653
GJ Strauss	—	3 952	36 363	11 975	—	52 290

Total	—	9 240	114 693	43 946	—	167 879

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

        In accordance with the requirements of the Companies Act of South Africa, the following beneficial shareholdings equal to or exceeding 5% during the last three years were disclosed or established from inquiries as of 30 June 2012:

	2012		2011		2010
	Number of shares	% of shares	Number of shares	% of shares	Number of shares	% of shares
Government Employees Pension Fund (GEPF)(1)	84 693 863	12,6	85 436 625	12,7	85 434 723	12,8
Industrial Development Corporation of South Africa (IDC)	53 266 887	7,9	53 266 887	7,9	53 266 887	8,0

(1)
PIC Equities manages 61,0 million of the shares owned by the GEPF.

        The voting rights of major shareholders do not differ from the voting rights of other shareholders.

        As of 31 August 2012, 34 605 187 Sasol ordinary shares, or approximately 5,14% of our total issued share capital, were held in the form of American Depositary Receipts (ADRs). As of 31 August 2012, 449 record holders in the United States held approximately 14,54% of our issued share capital in the form of either Sasol ordinary shares or ADRs.

7.B    Related party transactions

        There have been no material transactions during the most recent three years, other than as described below, nor are there proposed to be any material transactions at present to which we or any of our subsidiaries are or were a party and in which any senior executive or director, or 10% shareholder, or any relative or spouse thereof or any relative of such spouse, who shared a home with this person, or who is a director or executive officer of any parent or subsidiary of ours, had or is to have a direct or indirect material interest. Furthermore, during our three most recent years, there has been no, and at 30 June 2012 there was no, outstanding indebtedness to us or any of our subsidiaries owed by any of our executive or independent directors or any associate thereof.

        In a transaction aimed at obtaining compliance with the Liquid Fuels Charter's requirements on black economic empowerment, we entered into an agreement with effect from 1 July 2006 with Tshwarisano LFB Investment (Pty) Ltd. (Tshwarisano), in terms of which Tshwarisano acquired 25% of our subsidiary, Sasol Oil (Pty) Ltd. (Sasol Oil) for a purchase consideration of R1 450 million. Our non-executive chairman, Mrs TH Nyasulu, is also a director of Sasol Oil and Tshwarisano, and indirectly holds 1,275% of the shares of Sasol Oil through her 5,1% holding in Tshwarisano.

        During the year, group companies, in the ordinary course of business, entered into various purchases and sale transactions with associates, joint ventures and certain other related parties. The effect of these transactions is included in the financial performance and results of the group. Terms and conditions are determined on an arm's length basis.

        Material related party transactions were as follows:

	30 June 2012	30 June 2011	30 June 2010
(Rand in millions)
Sales and services rendered from subsidiaries to related parties
—Joint ventures	954	672	518
—Associates	1 651	1 053	1 004

Total	2 605	1 725	1 522

Purchases by subsidiaries from related parties
—Joint ventures	1 930	1 582	1 267
—Associates	59	53	55

Total	1 989	1 635	1 322

        Amounts due to and from related parties are disclosed in the respective notes to the financial statements for the respective statement of financial position line items. See "Item 18—Financial Statements".

7.C    Interests of experts and counsel

        Not applicable.

ITEM 8.    FINANCIAL INFORMATION

8.A    Consolidated statements and other financial information

        See "Item—18. Financial Statements" for our financial statements, related notes and other financial information filed with this annual report on Form 20-F.

Dividend policy

        Our dividend distribution policy is a progressive dividend policy to maintain and/or grow dividends in line with the anticipated sustainable growth in earnings, barring significant economic variables such as fluctuations in the oil price and exchange rates. The prevailing circumstances of the company, future investment plans, financial performance and the trading and macro economic environments will be considered when we make decisions on dividends. The average rate of earnings to dividend distributions in the past five years was approximately 2,6 times. Our dividend cover for 2012 was 2,3 times. We distribute dividends twice a year.

        During the current year, secondary tax on companies (STC) of 10% levied on dividends declared was replaced by a dividend withholding tax on shareholders of 15% with effect from 1 April 2012. Based on STC, on the declaration of a dividend, the company includes the 10% in respect of secondary tax on companies on the dividend in its computation of the income tax expense for the corresponding period. The withholding tax of 15% on dividends declared is excluded in the company's computation of the income tax expense for the corresponding period as it is a tax on shareholders.

        Refer to "Item 10.B—Memorandum and articles of association—Rights of holders of our securities".

Legal proceedings

        For information regarding our legal proceedings refer to "Item 4.B—Business overview—Legal proceedings".

8.B    Significant changes

        There were no events that occurred subsequent to 30 June 2012.

ITEM 9.    THE OFFER AND LISTING

9.A    Offer and listing details

        The following table sets forth, for the years indicated, the reported high and low quoted prices for the ordinary shares on the Johannesburg Stock Exchange (JSE) and for our American Depositary Receipts (ADRs) on the New York Stock Exchange.

	Shares (Price per share in rand)		ADRs (Price per ADR in US$)
Period	High	Low	High	Low
2007	281,75	214,00	39,84	28,24
2008	518,00	252,52	67,92	34,27
2009	471,00	216,56	58,91	19,16
2010	318,00	255,56	43,68	31,15
2011
First quarter	316,50	270,03	45,02	34,89
Second quarter	346,28	309,22	52,46	44,25
Third quarter	393,67	332,00	57,99	48,28
Fourth quarter	403,55	337,60	60,39	49,20
2012
First quarter	365,60	303,45	54,97	40,12
Second quarter	393,20	320,48	48,96	40,01
Third quarter	409,99	368,10	54,22	47,20
Fourth quarter	379,74	339,69	49,69	40,90
April	379,74	361,50	49,69	45,13
May	370,49	348,80	47,74	41,52
June	379,28	339,69	46,23	40,90
July	351,48	336,00	43,27	40,15
August	362,73	342,26	44,05	41,97
September (up to 28 September 2012)	397,00	358,50	47,74	42,05

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

10.B    Memorandum and articles of association

        The South African Companies Act, 61 of 1973 (old Companies Act) was replaced with the Companies Act, 71 of 2008 (new Companies Act) with effect from 1 May 2011 (the effective date). In terms of the new Companies Act, the memorandum of association and articles of association of any company incorporated under the old Companies Act became its memorandum of incorporation (MOI) on the effective date. A company has two years from the effective date within which to adopt a new MOI to align its MOI with the new Companies Act, during which period the provisions of the MOI will prevail over the new Companies Act, unless otherwise provided in the new Companies Act. We have not yet amended our MOI to align it with the new Companies Act, but intend to do so by the end of the 2012 calendar year. The relevant provisions of our MOI are described in item 10.B, unless the new Companies Act overrides Sasol's MOI, in which case the provisions of the new Companies Act are described.

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

        Object and purpose:    According to clause 2 of what was previously termed Sasol's memorandum of association (which now forms part of our MOI) our company's main business includes to act as an investment holding company, an investment company and a management company and, whether on its own and/or in collaboration with other agencies:

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

  (b)
  Power to vote on remuneration.    A distinction must be drawn between remuneration of directors as employees of the company and remuneration of directors for their services as directors. In terms of our MOI, the remuneration of directors as employees of the company shall be determined from time to time by our board of directors (the board). Our MOI provides further that the remuneration of the managing director or a director who is an employee of the company shall be determined by an independent quorum of the directors. No powers are conferred in our MOI on the directors who are employees of the company to vote on their own remuneration in the absence of an independent quorum of the directors. The board determines the remuneration of the executive directors on recommendation of the remuneration committee. Remuneration of executive directors is determined in accordance with the group's remuneration philosophy put to shareholders' for a non-binding advisory vote at the annual general meeting as required by the King Code of Governance Principles for South Africa 2009 (King III Code).

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

  •
  In addition, the new Companies Act precludes a company from paying a dividend unless it has, inter alia, applied a solvency and liquidity test as defined in the new Companies Act and has concluded that the company's assets as fairly valued equal or exceed the liabilities as fairly valued of the company and that the company will be able to pay its debts as they become due in the ordinary course of business for a period of 12 months following the payment of the dividend.

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

    •
    Sasol BEE ordinary shares:    the Sasol BEE ordinary shares rank pari passu with Sasol ordinary shares as regards to dividends.

    •
    Sasol preferred ordinary shares:    carry a cumulative preferred ordinary dividend right for a period of ten years from the date of issue. These preferred dividend rights rank ahead of the dividend rights of the holders of any other shares in the company, including the Sasol BEE ordinary shares (but excluding any preference shares). The holders thereof have the right to receive and be paid a preferred ordinary dividend, as follows:

    •
    R24,20 per annum for the next two years until 30 June 2014; and

    •
    R30,80 per annum for the last four years until 30 June 2018.

      Any payments made to holders of Sasol preferred ordinary shares must be made without deduction set-off or withholding.

      Dividends payable on the Sasol preferred ordinary shares are adjusted to neutralise the impact of the dividend withholding tax, which replaced secondary tax on companies (STC) with effect from 1 April 2012.

      Before any distribution is made, the board must first satisfy itself as to the solvency and liquidity of the company in accordance with the new Companies Act.

  (b)
  Voting rights.    The Sasol BEE ordinary shares and the Sasol preferred ordinary shares rank pari passu with Sasol ordinary shares in relation to the right to vote at general meetings of the company.

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

    Sasol preferred ordinary shares:    the restrictions on and entitlements in relation to the Sasol preferred ordinary shares will lapse on the earlier of the 10th anniversary of the date of issue of the first Sasol preferred ordinary shares or on the date of receipt by the company of a notice that a redemption event has occurred, in accordance with the terms of various agreements entered into by inter alia Sasol and the company Inzalo Groups Funding (Pty) Ltd., and the company and Sasol Inzalo Public Funding (Pty) Ltd., (the redesignation date). On the redesignation date, the Sasol preferred ordinary shares will be redesignated as Sasol ordinary shares and will rank pari passu in all respects with the Sasol ordinary shares.

  (g)
  Sinking funds.    There are no sinking funds.

  (h)
  Liability for further capital calls.    Under the old Companies Act, shares could only be issued if they were fully paid. Accordingly, no shares were issued which were subject to any capital calls. Under the new Companies Act however, partly paid shares may be issued under certain circumstances. The company has not yet made use of these provisions.

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

        In accordance with our MOI read with the new Companies Act, our annual general meeting is required to be held each year within six months from the end of our financial year, and within 15 months after the date of our last preceding annual general meeting. The following business must at a minimum be transacted at an annual general meeting:

  •
  presentation of directors' reports, audited financial statements and the audit committee report;

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

  •
  authorise the basis for compensation to directors for their services as directors;

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

9.     Changes in share capital

        In terms of the new Companies Act, the board may (save to the extent that a company's MOI provides otherwise), increase or decrease the number of authorised shares in any class of shares.

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

        In terms of our MOI and the JSE listing requirements, we are required to obtain the consent of shareholders, by special resolution in general meeting, to increase the number of authorised shares in the share capital of the company, or to consolidate or to subdivide all or any shares or to amend the rights and privileges of any class of shares.

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

        Funds raised outside the CMA by our non-resident subsidiaries, ie a non-resident for exchange control purposes, are not restricted under South African exchange control regulations and may be used for any purpose including foreign investment, as long as such use is without recourse to South Africa. We, and our South African subsidiaries, would, however, require approval by the FSD in order to provide guarantees for the obligations of any of our subsidiaries with regard to funds obtained from non-residents of the CMA.

        Debt raised outside the CMA by our non-resident subsidiaries must be repaid or serviced by those foreign subsidiaries. Without approval by the FSD, we can neither use cash we earn in South Africa to repay or service such foreign debts nor can we provide security on behalf of our non-resident subsidiaries.

        We may retain dividends declared by our foreign subsidiaries offshore which we may use for any purpose, without any recourse to South Africa. These funds may, subject to certain conditions, also be invested back into the CMA in the form of equity investments or loans.

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

 10.E    Taxation

South African taxation

        The following discussion summarises the South African tax consequences of the ownership and disposition of shares or ADSs by a US holder (as defined below). This summary is based upon current South African tax law and the convention between the governments of the United States and the Republic of South Africa for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income and capital gains, signed on 17 February 1997 (the Treaty). In addition, this summary is based in part upon representations of the Depositary (Bank of New York Mellon, as Depositary for our ADSs), and assumes that each obligation provided for in, or otherwise contemplated by the Deposit Agreement and any related agreement, will be performed in accordance with its respective terms.

        The summary of the South African tax considerations does not address the tax consequences to a US holder that is resident in South Africa for South African tax purposes or whose holding of shares or ADSs is effectively connected with a permanent establishment in South Africa through which such US holder carries on business activities. It equally does not address the scenario where the US holder is not the beneficial recipient of the dividends or returns or, in the case of an individual who performs independent personal services, who has a fixed base situated in South Africa or the source of the transaction is deemed to be in South Africa, or who is otherwise not entitled to full benefits under the Treaty.

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

Taxation of dividends

        Prior to 1 April 2012, South Africa imposed a corporate tax known as Secondary Tax on Companies (STC), at the rate of 10%, on the distribution of an amount in the form of dividends on the company declaring the dividend. STC was a recognised form of tax in terms of the Treaty, but was not a withholding tax on dividends. With effect from 1 April 2012, however, STC has been replaced by a dividends withholding tax at the rate of 15%.

        With effect from 1 April 2012, and in the absence of any renegotiation of the Treaty, the tax on the dividends paid to a US holder with respect to shares or ADSs, will be limited to 5% of the gross amount of the dividends where a US corporate holder holds directly at least 10% of the voting stock of Sasol. The maximum dividends tax rate will be 15% of the gross amount of the dividends in all other cases.

        A new definition of a dividend was introduced into the income tax laws with effect from 1 April 2012. A dividend will be defined as any amount transferred or applied by a company that is a resident (including Sasol) for the benefit or on behalf of any person in respect of any share in that company, whether that amount is transferred or applied by way of a distribution made by the company, or as consideration for the acquisition of any share in that company. It specifically excludes any amount transferred or applied by the company that results in a reduction of so-called contributed tax capital (CTC) or constitutes shares in the company or constitutes an acquisition by the company of its own securities by way of a general repurchase of securities in terms of the JSE Listings Requirements.

        The concept of CTC effectively means the sum of the stated capital or share capital and share premium of a company that existed on 1 January 2011, excluding any transfers from reserves to the share premium account or stated capital account. Any application of CTC is limited to the holders of a class of shares and specifically that a distribution of CTC attributable to a specific class of shares must be made proportionately to the number of shares held by a shareholder in a specific class of shares. In other words, CTC can only be used proportionately by a company and cannot be applied by a company for the benefit of only one specific shareholder. The CTC of the company cannot therefore also be used in respect of different classes of shares and the CTC of a specific class is ring-fenced.

Taxation of gains on sale or other disposition

        Prior to 1 October 2001, in the absence of a capital gains tax, gains realised on the sale or other disposition of shares held by a US holder as a capital asset were not subject to taxation in South Africa. From 1 October 2001, South Africa introduced a tax on capital gains, which only applies to South African residents and to non-residents if the sale is attributable to a permanent establishment of the non-resident or if it relates to an interest in immovable property in South Africa. With effect from 1 October 2007, gains realised on the sale of shares are automatically deemed to be on capital account, and therefore, subject to capital gains tax, if the shares have been held for a continuous period of at least three years by the holder thereof. This deeming provision is limited to ordinary shares and does not extend to preference shares or ADSs. The meaning of the word "resident" is different for individuals and corporations and is governed by the South African Income Tax Act of 1962 (the Act) and by the Treaty. In the event of conflict, the Treaty, which contains a tie breaker clause or mechanism to determine residency if a holder is resident in both countries, will prevail. In terms of the Act and the Treaty, a US resident holder of shares or ADSs will not be subject to capital gains tax on the disposal of securities held as capital assets unless the securities are linked to a permanent establishment conducted in South Africa. In contrast, gains on the disposal of securities which are not capital in nature are usually subject to income tax. However, even in the latter case, a US resident holder will not be subject to income tax unless the US resident holder carries on business in South Africa through a permanent establishment situated therein. In such a case, this gain may be subject to tax in South Africa, but only so much as is attributable generally to that permanent establishment for so long as it does not constitute a repurchase of shares. If the repurchase of shares constitutes a general repurchase of securities in terms of the JSE Listings Requirements, the repurchase will not deemed to be a dividend.

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

        A security is also defined as a depository receipt in a company. Accordingly, STT is payable on the transfer of a depository receipt issued by a company. Generally, the central securities depository that has been accepted as a participant in terms of the Securities Services Act, 2004 is liable for the payment of the STT, on the basis that the STT is recoverable from the person to whom the security is transferred.

United States federal income taxation

        The following is a general summary of the material US federal income tax consequences of the ownership and disposition of shares or ADSs to a US holder (as defined below) that holds its shares or ADSs as capital assets. This summary is based on US tax laws, including the Internal Revenue Code of

1986, as amended (the Code), Treasury regulations, rulings, judicial decisions, administrative pronouncements, South African tax laws, and the Treaty, all as currently in effect as of the date of this annual report, and all of which are subject to change or changes in interpretation, possibly with retroactive effect. In addition, this summary is based in part upon the representations of the Depositary and the assumption that each obligation in the Deposit Agreement relating to the ADSs and any related agreement will be performed in accordance with its terms.

        This summary does not address all aspects of US federal income taxation that may apply to holders that are subject to special tax rules, including US expatriates, insurance companies, tax-exempt organisations, banks, financial institutions, regulated investment companies, persons subject to the alternative minimum tax, securities broker-dealers, traders in securities who elect to apply a mark-to-market method of accounting, persons holding their shares or ADSs as part of a straddle, hedging transaction or conversion transaction, persons who acquired their shares or ADSs pursuant to the exercise of employee stock options or similar derivative securities or otherwise as compensation, or persons whose functional currency is not the US dollar. Such holders may be subject to US federal income tax consequences different from those set forth below.

        As used herein, the term "US holder" means a beneficial owner of shares or ADSs that is:

  (a)
  a citizen or individual resident of the US for US federal income tax purposes;

  (b)
  a corporation (or other entity taxable as a corporation for US federal income tax purposes) created or organised in or under the laws of the US, any state thereof or the District of Columbia;

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

Taxation of dividends

        The gross amount of any dividends, including the amount of any South African withholding tax thereon, paid to a US holder by Sasol generally will be taxable as dividend income to the US holder for US federal income tax purposes.

        The amount of any distribution paid in foreign currency, including the amount of any South African withholding tax thereon, will be included in the gross income of a US holder in an amount equal to the US dollar value of the foreign currency calculated by reference to the spot rate in effect on the date the dividend is actually or constructively received by the US holder, in the case of shares, or by the Depositary, in the case of ADSs, regardless of whether the foreign currency is converted into US dollars. If the foreign currency is converted into US dollars on the date of receipt, a US holder of shares generally should not be required to recognise foreign currency gain or loss in respect of the dividend. If the foreign currency received in the distribution is not converted into US dollars on the date of receipt, a US holder of shares will have a basis in the foreign currency equal to its US dollar value on the date of receipt.

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

        The South African government has enacted a dividend withholding tax, at the rate of 15%, with effect from 1 April 2012. Refer to "Taxation—South African taxation—Taxation of dividends". Subject to certain limitations, South African withholding taxes will be treated as foreign taxes eligible for credit against a US holder's US federal income tax liability. South African taxes withheld in excess of the rate provided in the South African and US Double Tax Treaty (the Treaty) for which a refund is available are not eligible for credit against a US holder's US federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by Sasol with respect to shares or ADSs generally will constitute foreign source "passive category income" or, in the case of certain US holders, foreign source "general category income". The use of foreign tax credits is subject to complex conditions and limitations. In lieu of a credit, a US holder who itemises deductions may elect to deduct all of such holder's foreign taxes in the taxable year. A deduction for foreign taxes is not subject to the same limitations applicable to foreign tax credits. US holders are urged to consult their own tax advisors regarding the availability of foreign tax credits.

        Dividends paid by Sasol will not be eligible for the dividends-received deduction generally allowed to US corporations in respect of dividends received from other US corporations. Under current law, certain non-corporate US holders are eligible for preferential rates of US federal income tax in respect of "qualified dividend income" received in taxable years beginning before 1 January 2013. For this purpose, qualified dividend income generally includes dividends paid by a non-US corporation if, among other things, the US holders meet certain minimum holding periods and the non-US corporation satisfies certain requirements, including that either:

  (i)
  the shares or the ADSs with respect to which the dividend has been paid are readily tradable on an established securities market in the United States; or

  (ii)
  the non-US corporation is eligible for the benefits of a comprehensive US income tax treaty (such as the Treaty) which provides for the exchange of information.

        Sasol currently believes that dividends paid with respect to its shares and ADSs should constitute qualified dividend income for US federal income tax purposes and Sasol anticipates that its dividends will be reported as qualified dividends on Form 1099-DIV delivered to US holders. In computing foreign tax credit limitations, non-corporate US holders may take into account only a portion of a qualified dividend to reflect the reduced US tax rate applicable to such dividend. Each individual US holder of shares or ADSs is urged to consult his own tax advisor regarding the availability to him of the preferential dividend tax rate in light of his own particular situation and regarding the computations of his foreign tax credit limitations with respect to any qualified dividend income paid by Sasol to him, as applicable.

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

        The tax basis of shares purchased with foreign currency will generally be the US dollar value of the purchase price on the date of purchase, or the settlement date for the purchase, in the case of shares traded on an established securities market that are purchased by a cash basis US holder (or an accrual basis US holder that so elects). The amount realised on a sale or other disposition of shares for an amount in foreign currency will be the US dollar value of this amount on the date of sale or disposition (in the case of an accrual basis US holder or) the date payment is received (in the case of a cash basis US holder). On the settlement date, the US holder will recognise the US source foreign currency gain or loss (taxable as ordinary income or loss) equal to the difference (if any) between the US dollar value of the amount received based in the exchange rates in effect on the date of sale or other disposition and the settlement date. However, in the case of shares traded on an established securities market that are sold by a cash basis US holder (or an accrual basis US holder that so elects), the amount realised will be based on the exchange rate in effect on the settlement date for the sale, and no exchange gain or loss will be recognised at that time. If an accrual basis US holder makes an election described above, it must be applied consistently from year to year and cannot be revoked without the consent of the Internal Revenue Service (IRS).

Passive foreign investment company considerations

        This summary assumes and Sasol believes that it will not be classified as a Passive Foreign Investment Company (PFIC) for US federal income tax purposes for the taxable year ended 30 June 2012. US holders are advised, however, that this conclusion is a factual determination that must be made annually and thus may be subject to change. If Sasol were to be classified as a PFIC, the tax on distributions on its shares or ADSs and on any gains realised upon the disposition of its shares or ADSs may be less favourable than as described herein. Furthermore, dividends paid by a PFIC are not "qualified dividend income" and are not eligible for the reduced rates of taxation for certain dividends. In addition, each US person that is a shareholder of a PFIC, may be required to file an annual report disclosing its ownership of shares in a PFIC and certain other information as yet to be announced. US holders should consult their own tax advisors regarding the application of the PFIC rules (including the new reporting requirements) to their ownership of the shares or ADSs.

US information reporting and backup withholding

        Dividend payments made to a holder and proceeds paid from the sale, exchange, or other disposition of shares or ADSs may be subject to information reporting to the IRS. US federal backup withholding generally is imposed on specified payments to persons who fail to furnish required information. Backup withholding will not apply to a holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification, or who is otherwise exempt from backup withholding. US persons who are required to establish their exempt status generally must provide IRS Form W-9 (Request for Taxpayer Identification Number and Certification) or applicable substitute form. Non-US holders generally will not be subject to US information reporting or backup withholding. However, these holders may be required to provide certification of non-US status (generally on IRS Form W-8BEN or applicable substitute form) in connection with payments received in the United States or through certain US-related financial intermediaries.

        Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a holder's US federal income tax liability. A holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information.

Additional reporting requirements

        Under recently enacted legislation, certain US holders who are individuals may be required to report information relating to their ownership of shares or ADSs, subject to certain exceptions (including an exception for shares or ADSs held in accounts maintained by certain US financial institutions). US holders should consult their tax advisors regarding the effect, if any, of this legislation on their ownership and disposition of the shares or ADSs.

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

        Refer to Item 18 "Financial Statements—Note 63—Financial risk management and financial instruments" of the consolidated financial statements for a qualitative and quantitative discussion of the group's exposure to these market risks.

        The following is a breakdown of our debt arrangements and a summary of fixed versus floating interest rate exposures for operations.

Liabilities—notional	2013	2014	2015	2016	2017	Thereafter	Total
	(Rand in millions)
Fixed rate (Rand)	314	201	648	176	178	3 078	4 595
Average interest rate	11,85%	11,84%	11,83%	12,84%	11,82%	11,82%
Variable rate (Rand)	853	905	816	440	380	4 915	8 309
Average interest rate	7,43%	7,43%	7,43%	7,43%	7,44%	7,48%
Fixed Rate (US$)	2	1	—	—	2	44	49
Average interest rate	1,51%	—	2,34%	2,34%	2,34%	—
Variable rate (US$)	59	50	7	1	—	—	117
Average interest rate	3,35%	3,58%	3,47%	3,00%	3,00%	—
Fixed rate (Euro)	13	13	12	2	—	27	67
Average interest rate	2,60%	2,55%	2,34%	1,60%	1,66%	1,66%
Variable rate (Euro)	1 815	265	276	203	79	105	2 743
Average interest rate	4,17%	4,16%	4,16%	4,16%	4,16%	4,15%
Variable rate (other currencies)	1	4	—	—	—	—	5
Average interest rate	16,26%	16,23%	16,16%	16,20%	16,25%	—

Total	3 057	1 439	1 759	822	639	8 169	15 885

ITEM 12.   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A Debt securities

        Not applicable.

12.B Warrants and rights

        Not applicable.

12.C Other securities

        Not applicable.

12.D American depositary shares

12.D.1 Depositary name and address

        Not applicable.

12.D.2 Description of American depositary shares

        Not applicable.

12.D.3 Depositary fees and charges

        The Bank of New York Mellon serves as the depositary for Sasol's American Depositary Shares (ADSs). Sasol's ADSs, each representing one Sasol ordinary share, are traded on the New York Stock Exchange under the symbol "SSL". The ADSs are evidenced by American Depositary Receipts, or ADRs, issued by The Bank of New York Mellon, as Depositary, under the Deposit Agreement (dated as of 14 July 1994, as amended and restated as of 6 March 2003), among The Bank of New York Mellon, Sasol Limited and its registered ADR holders. ADR holders are required to pay the following service fees to the Depositary:

Service	Fees (USD)
Depositing or substituting the underlying shares	Up to US$5,00 per 100 ADSs
Receiving or distributing cash dividends	Up to US$0,02 per ADS
Selling or exercising rights	Up to US$5,00 per 100 ADSs
Withdrawing an underlying security	Up to US$5,00 per 100 ADSs

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

12.D.4 Depositary payments for 2012

        In terms of the Amended and Restated Deposit Letter Agreement dated as of 5 May 2011 (the Letter Agreement), the Depositary will reimburse the company up to US$250 000 for expenses related to the ADR programme including, but not limited to, investor relations expenses and listing fees or any other program related expenses on the anniversary date of the company's listing on the New York Stock Exchange. In the event that the number of American depository shares outstanding increases by 10 million from the number outstanding on the effective date of the Letter Agreement, the reimbursement amount for that year increases by US$100 000. On 31 October 2011, the Depositary reimbursed the company an amount of US$250 000 for expenses relating to the depositary receipt facility for the period up to 9 April 2011. The company submitted a claim for reimbursement for an amount of US$350 000 in respect of the latest anniversary date of 9 April 2012 on 27 September 2012.

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

        Management assessed the effectiveness of Sasol's internal control over financial reporting as of 30 June 2012. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organisations of the Treadway Commission (COSO) in "Internal Control—Integrated Framework". Based on this assessment, our management has determined that, as of 30 June 2012, Sasol's internal control over financial reporting was effective.

(c)
The effectiveness of internal control over financial reporting as of 30 June 2012 was audited by KPMG Inc., independent registered public accounting firm, as stated in their report on page F-1 of this Form 20-F.

(d)
Changes in internal control over financial reporting

        There were no changes in our internal control over financial reporting that occurred during the year ended 30 June 2012 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting as at 30 June 2012.

ITEM 16.A    AUDIT COMMITTEE FINANCIAL EXPERT

        Mr. Colin Beggs, an independent member of the audit committee and its chairman since 1 January 2011, was determined by our board to be the audit committee's financial expert within the meaning of the Sarbanes-Oxley Act, in accordance with the Rules of the NYSE and the SEC.

ITEM 16.B    CODE OF ETHICS

        Sasol has adopted a code of ethics that applies to all of our directors, officers and employees, including the Chief Executive Officer, our Chief Financial Officer and our Controller. Our code of ethics consists of four fundamental ethical principles—responsibility, honesty, fairness and respect. The code is supported by a "guidelines to the code of ethics" document which provides details on 15 ethical standards. These ethical standards cover issues such as bribery and corruption, fraud, insider trading, legal compliance, conflicts of interests, human rights and discrimination. They include a commitment to conducting our business with due regard to the interests of all our stakeholders and the environment. The code embodies a requirement of compliance with all applicable laws and regulations as a minimum standard.

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

        The ethics hotline continues to be well utilised and 519 calls were received and investigated in 2012. This is attributed to an increased focus on managing ethics at a senior and top management level, as well as clear tone at the top to promote zero tolerance towards unethical behaviour. Our code of ethics guides our interactions with all government representatives. Our policy prohibits contributions to political parties or government officials since they may be interpreted as an inducement for future beneficial treatment, and as interference in the democratic process.

ITEM 16.C    PRINCIPAL ACCOUNTANT FEES AND SERVICES

        The following table sets forth the aggregate audit and audit-related fees, tax fees and all other fees billed by our principal accountants (KPMG Inc.) for each of the 2012 and 2011 years:

	Audit fees	Audit-related fees	Tax fees	All other fees	Total(1)
	(Rand in millions)
2012	73	1	2	4	80
2011	63	2	2	3	70

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

        The audit committee revised its pre-approval policy during 2012. In terms of the revised policy, non-audit services not exceeding R500 000 that fall into the categories set out in the pre-approval policy, do not require pre-approval by the audit committee, but the audit committee is notified of each such service at its first meeting following the rendering of such service. All non-audit services exceeding R500 000 but not exceeding R2 million, are pre-approved by the audit committee chairman and the audit committee is notified at the first meeting following the rendering of such service. Fees in respect of non-audit services exceeding R2 million, require pre-approval by the audit committee, prior to engagement.

        The total aggregate amount of non-audit fees in any one financial year must be less than 20% of the total audit fees for Sasol's annual audit engagement, unless otherwise directed by the audit committee. In addition, services to be provided by the independent accountants that are not within the category of approved services must be approved by the audit committee prior to engagement, regardless of the service being requested and the amount, but subject to the restriction above.

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

        No work was performed by persons other than the principal accountant's employees on the principal accountant's engagement to audit Sasol Limited's financial statements for 2012.

ITEM 16.D    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

        Not applicable.

ITEM 16.E    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Period	Total number of shares repurchased	Average price paid per share	Shares cancelled under the share repurchase programme	Total number of shares purchased and/or cancelled as part of publicly announced programmes	Maximum number of shares that may yet be purchased under the programmes(1)
For the year ended 30 June 2012
Balance at 30 June 2011	40 309 886	—	(31 500 000)	8 809 886	55 301 486
2011-07-01 to 2011-07-31	—	—	—	—	55 301 486
2011-08-01 to 2011-08-31	—	—	—	—	55 301 486
2011-09-01 to 2011-09-30	—	—	—	—	55 301 486
2011-10-01 to 2011-10-31	—	—	—	—	55 301 486
2011-11-01 to 2011-11-30	—	—	—	—	55 301 486
2011-12-01 to 2011-12-31	—	—	—	—	64 410 942
2012-01-01 to 2012-01-31	—	—	—	—	64 410 942
2012-02-01 to 2012-02-29	—	—	—	—	64 410 942
2012-03-01 to 2012-03-31	—	—	—	—	64 410 942
2012-04-01 to 2012-04-30	—	—	—	—	64 410 942
2012-05-01 to 2012-05-31	—	—	—	—	64 410 942
2012-06-01 to 2012-06-30	—	—	—	—	64 410 942
2012-07-01 to 2012-07-31	—	—	—	—	64 410 942
2012-08-01 to 2012-08-31	—	—	—	—	64 410 942
2012-09-01 to 2012-09-30	—	—	—	—	64 410 942

	40 309 886		(31 500 000)	8 809 886

(1)
Approval is obtained annually at the annual general meeting for a new maximum number of shares to be repurchased.
  a.
  At our annual general meeting held on 25 November 2011, shareholders authorised the directors to approve the repurchase by the company of its issued securities up to 10% of the issued securities at the time the approval was given.

  b.
  The repurchase is limited to a maximum of 10% of the company's securities in the applicable class at the time the authority was granted and no acquisition may be made at a price more than 10% above the weighted average of the market value of the securities for the five business days immediately preceding the date of such acquisition. The company's issued ordinary shares as at 25 November 2011, was 644 109 416 (26 November 2010—641 113 716).

  c.
  In terms of the JSE Limited Listings Requirements and the terms of the resolution, the general authority granted to the directors by shareholders on 25 November 2011 to acquire the company's issued securities will not exceed 15 months from the date of the resolution and will be valid only until the company's next annual general meeting, which is scheduled for 30 November 2012.

  d.
  The authority granted by shareholders on 26 November 2010, was replaced by a new authority from shareholders on 25 November 2011 to the repurchase of securities which does not exclude any of the Sasol BEE ordinary shares or Sasol preferred ordinary shares. The maximum number of Sasol ordinary shares that may be repurchased as from 25 November 2011 amounts to 64 410 942.

  e.
  No programme was terminated prior to the expiration date.

ITEM 16.F    CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

        There have been no changes in our certifying accountant or disagreements on accounting and financial disclosure during the two most recent financial years ended 30 June 2012.

ITEM 16.G    CORPORATE GOVERNANCE

        The company maintains a primary listing of its ordinary shares on the Johannesburg Securities Exchange operated by the JSE Limited (JSE) and a listing of American Depositary Shares on the New York Stock Exchange (NYSE). The company is accordingly subject to the ongoing disclosure, corporate governance and other requirements imposed by legislation in both jurisdictions, the JSE, the United States Securities and Exchange Commission (SEC) and the NYSE. The company has implemented controls to provide reasonable assurance of compliance with the South African Companies Act, 71 of 2008, (the Companies Act), the JSE Listings Requirements, the SEC, the NYSE and US legislation such as the Sarbanes-Oxley Act of 2002 (SOX), insofar as it applies to foreign companies listed on the NYSE. We apply all the principles of the King III Code of Governance for South Africa (King III Code). In a few areas we are of the view that, while we are applying the recommended principles, additional enhancements have been identified in respect of the recommended practives, which are being implemented over time in line with our objective to continuously improve our corporate governance practices.

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

        The nomination, governance, social and ethics committee and the board continue to review and benchmark the group's governance structures and processes to ensure the directors and the board exercise effective and ethical leadership, good corporate citizenship and sustainability. We are committed to achieving high standards of business integrity and ethics across all our activities. Issues of governance will continue to receive the board and its committees' consideration and attention during the years ahead.

        In addition, we have compared our corporate governance practices to corporate governance requirements for domestic US companies listed on the NYSE and confirm that we comply substantially with such NYSE corporate governance requirements, with the exception of the following significant differences:

  •
  In terms of rule 303A.04 of the NYSE listed company manual, a listed company must have a nomination/corporate governance committee composed entirely of independent directors. The terms of reference of the nomination, governance, social and ethics committee provide that the committee is chaired by the chairman of the board, as is required by the JSE Listings Requirements. However, the King III Code provides that the nomination committee should consist of a majority of independent directors and should be chaired by an independent non-executive director. Mrs TH Nyasulu, who is the chairman of the board, was determined by the board not to be independent and accordingly the committee is comprised of a majority of independent directors and not entirely of independent directors; and

  •
  In terms of rule 303A.05 of the NYSE listed company manual a listed company must have a remuneration committee composed entirely of independent directors. The King III Code requires that the remuneration committee must consist of a majority of independent directors and must be chaired by an independent director. The committee is comprised of a majority of independent directors and is chaired by an independent director.

        See also "Item 6.A—Directors and senior management" and "Item 6.C—Board practices" for information of the composition of our board and information on our corporate governance practices.

ITEM 16.H    MINE SAFETY DISCLOSURE

        Not applicable.

PART III

ITEM 17.    FINANCIAL STATEMENTS

        Sasol is furnishing financial statements pursuant to the instructions of Item 18 of Form 20-F.

ITEM 18.    FINANCIAL STATEMENTS

        The following consolidated financial statements, together with the auditor's report of KPMG Inc. are filed as part of this annual report on Form 20-F:

Index to Consolidated Financial Statements for the years ended 30 June 2012, 2011 and 2010

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Sasol Limited

        We have audited the accompanying consolidated statements of financial position of Sasol Limited and its subsidiaries as of 30 June 2012, 30 June 2011 and 30 June 2010, and the related consolidated income statements, and statements of comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended 30 June 2012. We also have audited Sasol Limited's internal control over financial reporting as of 30 June 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organisations of the Treadway Commission (COSO). Sasol Limited's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on Sasol Limited's internal control over financial reporting based on our audits.

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

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sasol Limited and its subsidiaries as of 30 June 2012, 30 June 2011 and 30 June 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended 30 June 2012, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, Sasol Limited maintained, in all material respects, effective internal control over financial reporting as of 30 June 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organisations of the Treadway Commission.

/s/ KPMG Inc.
Registered Auditors

Johannesburg, South Africa

12 October 2012

Sasol Limited Group

Statement of Financial Position

at 30 June

	Note	2012	2012	2011	2010

		Unaudited US$m*	Rm	Restated (Note 1) Rm	Restated (Note 1) Rm
ASSETS
Property, plant and equipment	2	11 537	95 872	79 245	72 523
Assets under construction	3	4 041	33 585	29 752	21 018
Goodwill	4	95	787	747	738
Other intangible assets	5	146	1 214	1 265	1 193
Investments in securities	6	86	712	664	585
Investments in associates	7	308	2 560	3 071	3 573
Post-retirement benefit assets	8	38	313	265	178
Long-term receivables and prepaid expenses	9	184	1 531	1 533	1 241
Long-term financial assets	10	23	194	21	2
Deferred tax assets	22	182	1 514	1 101	1 099

Non-current assets		16 640	138 282	117 664	102 150

Investments in securities	6	—	—	—	77
Assets held for sale	11	2	18	54	16
Inventories	12	2 487	20 668	18 512	16 472
Tax receivable	27	39	325	49	356
Trade receivables	13	2 787	23 159	21 628	18 624
Other receivables and prepaid expenses	14	339	2 815	1 497	1 417
Short-term financial assets	15	51	426	22	50
Cash restricted for use	16	640	5 314	3 303	1 841
Cash	16	1 534	12 746	14 716	14 870

Current assets		7 879	65 471	59 781	53 723

Total assets		24 519	203 753	177 445	155 873

EQUITY AND LIABILITIES
Shareholders' equity		15 070	125 234	107 171	93 915
Non-controlling interests		371	3 080	2 689	2 510

Total equity		15 441	128 314	109 860	96 425

Long-term debt	17	1 544	12 828	14 356	14 111
Long-term financial liabilities	18	4	38	103	75
Long-term provisions	19	1 266	10 518	8 233	7 013
Post-retirement benefit obligations	20	827	6 872	5 160	5 120
Long-term deferred income	21	55	455	498	273
Deferred tax liabilities	22	1 665	13 839	11 961	9 987

Non-current liabilities		5 361	44 550	40 311	36 579

Liabilities in disposal groups held for sale	11	—	—	—	4
Short-term debt	23	369	3 072	1 602	1 542
Short-term financial liabilities	24	16	135	136	357
Short-term provisions	25	393	3 267	2 760	2 647
Short-term deferred income	26	89	737	885	266
Tax payable	27	66	546	725	550
Trade payables and accrued expenses	28	2 113	17 559	16 718	13 335
Other payables	29	644	5 351	4 239	4 049
Bank overdraft	16	27	222	209	119

Current liabilities		3 717	30 889	27 274	22 869

Total equity and liabilities		24 519	203 753	177 445	155 873

*
US dollar information has been presented for the year ended 30 June 2012 on an unaudited basis solely for the convenience of the reader and is computed at the closing rate of R8,31/US dollar, as reported by Thompson Reuters on 28 September 2012.

 Sasol Limited Group

Income Statement

for the year ended 30 June

	Note	2012	2012	2011	2010

		Unaudited US$m*	Rm	Rm	Rm
Turnover	30	20 391	169 446	142 436	122 256
Cost of sales and services rendered	31	(13 363)	(111 042)	(90 467)	(79 183)

Gross profit		7 028	58 404	51 969	43 073
Other operating income	32	170	1 416	1 088	854
Marketing and distribution expenditure		(806)	(6 701)	(6 796)	(6 496)
Administrative expenditure		(1 405)	(11 672)	(9 887)	(9 451)
Other operating expenditure		(564)	(4 689)	(6 424)	(4 043)
Other expenses		(593)	(4 932)	(5 408)	(3 036)
Translation gains / (losses)	33	29	243	(1 016)	(1 007)

Operating profit	34	4 423	36 758	29 950	23 937
Finance income	38	96	796	991	1 332
Share of profit of associates (net of tax)	39	57	479	292	217
Finance expenses	40	(244)	(2 030)	(1 817)	(2 114)

Profit before tax		4 332	36 003	29 416	23 372
Taxation	41	(1 413)	(11 746)	(9 196)	(6 985)

Profit for year		2 919	24 257	20 220	16 387

Attributable to
Owners of Sasol Limited		2 838	23 583	19 794	15 941
Non-controlling interests in subsidiaries		81	674	426	446

		2 919	24 257	20 220	16 387

		US$	Rand	Rand	Rand
Per share information
Basic earnings per share	43	4,71	39,10	32,97	26,68
Diluted earnings per share	43	4,69	38,95	32,85	26,54

*
US dollar information has been presented for the year ended 30 June 2012 on an unaudited basis solely for the convenience of the reader and is computed at the closing rate of R8,31/US dollar, as reported by Thompson Reuters on 28 September 2012.

 Sasol Limited Group

Statement of Comprehensive Income

for the year ended 30 June

	Note	2012	2012	2011	2010

		Unaudited US$m*	Rm	Restated (Note 1) Rm	Restated (Note 1) Rm
Profit for year		2 919	24 257	20 220	16 387
Other comprehensive income net of tax
Items that can be subsequently reclassified to the income statement		494	4 101	(1 938)	(817)
Effect of translation of foreign operations	44	489	4 063	(2 026)	(842)
Effect of cash flow hedges	44	5	41	111	13
Investments available-for-sale	44	—	(3)	—	4
Tax on items that can be subsequently reclassified to the income statement	44	—	—	(23)	8
Items that cannot be subsequently reclassified to the income statement		(99)	(821)	332	(282)
Actuarial gains and losses on post-retirement benefit obligations	44	(144)	(1 195)	440	(436)
Tax on items that can not be subsequently reclassified to the income statement	44	45	374	(108)	154

Total comprehensive income		3 314	27 537	18 614	15 288

Attributable to
Owners of Sasol Limited		3 232	26 853	18 186	14 849
Non-controlling interests in subsidiaries		82	684	428	439

		3 314	27 537	18 614	15 288

*
US dollar information has been presented for the year ended 30 June 2012 on an unaudited basis solely for the convenience of the reader and is computed at the closing rate of R8,31/US dollar, as reported by Thompson Reuters on 28 September 2012.

Sasol Limited Group

Statement of Changes in Equity

for the year ended 30 June

	Share capital (note 45)	Share- based payment reserve (note 46)	Foreign currency translation reserve (note 47)	Investment fair value reserve	Cash flow hedge accounting reserve	Sasol Inzalo share transaction (note 46)	Actuarial gains and losses	Share repurchase programme (note 48)	Retained earnings	Shareholders' equity	Non- controlling interests	Total equity	Total equity Unaudited

	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	US$m*
Balance at 30 June 2009	27 025	5 833	939	2	(151)	(22 054)	—	(2 641)	74 882	83 835	2 382	86 217
Effect of change in accounting policy (refer note 1)	—	—	16	—	—	—	(483)	—	(26)	(493)	(2)	(495)

Balance at 30 June 2009 (restated)	27 025	5 833	955	2	(151)	(22 054)	(483)	(2 641)	74 856	83 342	2 380	85 722
Shares issued on implementation of share options	204	—	—	—	—	—	—	—	—	204	—	204
Share-based payment expense	—	880	—	—	—	—	—	—	—	880	—	880
Transactions with non-controlling shareholders in subsidiaries	—	—	—	—	—	—	—	—	—	—	9	9
Total comprehensive income for year	—	—	(842)	3	29	—	(282)	—	15 941	14 849	439	15 288
Profit	—	—	—	—	—	—	—	—	15 941	15 941	446	16 387
Other comprehensive income for year	—	—	(842)	3	29	—	(282)	—	—	(1 092)	(7)	(1 099)
Dividends paid	—	—	—	—	—	—	—	—	(5 360)	(5 360)	(318)	(5 678)

Balance at 30 June 2010 (restated)	27 229	6 713	113	5	(122)	(22 054)	(765)	(2 641)	85 437	93 915	2 510	96 425
Shares issued on implementation of share options	430	—	—	—	—	—	—	—	—	430	—	430
Effect of the Ixia Coal transaction (refer note 46.3)	—	(117)	—	—	—	—	—	—	(53)	(170)	170	—
Share-based payment expense	—	1 428	—	—	—	—	—	—	—	1 428	—	1 428
Disposal of business (refer note 56)	—	—	(4)	—	—	—	—	—	—	(4)	—	(4)
Total comprehensive income for year	—	—	(2 023)	—	83	—	332	—	19 794	18 186	428	18 614
Profit	—	—	—	—	—	—	—	—	19 794	19 794	426	20 220
Other comprehensive income for year	—	—	(2 023)	—	83	—	332	—	—	(1 608)	2	(1 606)
Dividends paid	—	—	—	—	—	—	—	—	(6 614)	(6 614)	(419)	(7 033)

Balance at 30 June 2011 (restated)	27 659	8 024	(1 914)	5	(39)	(22 054)	(433)	(2 641)	98 564	107 171	2 689	109 860	13 220
Shares issued on implementation of share options	325	—	—	—	—	—	—	—	—	325	—	325	39
Share-based payment expense	—	485	—	—	—	—	—	—	—	485	—	485	59
Transactions with non-controlling shareholders in subsidiaries	—	—	—	—	—	—	—	—	—	—	101	101	12
Total comprehensive income for year	—	—	4 051	10	26	—	(817)	—	23 583	26 853	684	27 537	3 314
Profit	—	—	—	—	—	—	—	—	23 583	23 583	674	24 257	2 919
Other comprehensive income for year	—	—	4 051	10	26	—	(817)	—	—	3 270	10	3 280	395
Dividends paid	—	—	—	—	—	—	—	—	(9 600)	(9 600)	(394)	(9 994)	(1 203)

Balance at 30 June 2012	27 984	8 509	2 137	15	(13)	(22 054)	(1 250)	(2 641)	112 547	125 234	3 080	128 314	15 441

*
US dollar information has been presented for the year ended 30 June 2012 on an unaudited basis solely for the convenience of the reader and is computed at the closing rate of R8,31/US dollar, as reported by Thompson Reuters on 28 September 2012.

Sasol Limited Group

Statement of Cash Flows

for the year ended 30 June

	Note	2012	2012	2011	2010

		Unaudited US$m*	Rm	Rm	Rm
Cash receipts from customers		20 329	168 934	138 955	118 129
Cash paid to suppliers and employees		(14 565)	(121 033)	(100 316)	(90 791)

Cash generated by operating activities	49	5 764	47 901	38 639	27 338
Finance income received	52	138	1 149	1 380	1 372
Finance expenses paid	40	(80)	(666)	(898)	(1 781)
Tax paid	27	(1 295)	(10 760)	(6 691)	(6 040)

Cash available from operating activities		4 527	37 624	32 430	20 889
Dividends paid	53	(1 155)	(9 600)	(6 614)	(5 360)

Cash retained from operating activities		3 372	28 024	25 816	15 529

Additions to non-current assets		(3 509)	(29 160)	(20 665)	(16 108)
Additions to property, plant and equipment	2	(312)	(2 593)	(1 674)	(2 034)
Additions to assets under construction	3	(3 191)	(26 518)	(18 861)	(14 023)
Additions to other intangible assets	5	(6)	(49)	(130)	(51)
Non-current assets sold	54	31	257	168	208
Acquisition of interests in joint ventures	55	(3)	(24)	(3 823)	—
Disposal of businesses	56	86	713	22	—
Additional investments in associates	7	(9)	(81)	(91)	(1 248)
Purchase of investments		(5)	(40)	(71)	(47)
Proceeds from sale of investments		—	1	70	14
Decrease/increase in long-term receivables		86	718	(75)	477

Cash utilised in investing activities		(3 323)	(27 616)	(24 465)	(16 704)

Share capital issued on implementation of share options		39	325	430	204
Contributions from non-controlling shareholders		1	11	27	9
Dividends paid to non-controlling shareholders		(48)	(394)	(419)	(318)
Proceeds from long-term debt	17	137	1 138	2 247	2 080
Repayments of long-term debt	17	(240)	(1 997)	(1 702)	(4 647)
Proceeds from short-term debt	23	5	41	118	170
Repayments of short-term debt	23	(18)	(153)	(413)	(199)

Cash effect of financing activities		(124)	(1 029)	288	(2 701)

Translation effects on cash and cash equivalents of foreign operations	47	78	649	(421)	(124)

Increase/(decrease) in cash and cash equivalents		3	28	1 218	(4 000)
Cash and cash equivalents at beginning of year		2 143	17 810	16 592	20 592

Cash and cash equivalents at end of year	16	2 146	17 838	17 810	16 592

*
US dollar information has been presented for the year ended 30 June 2012 on an unaudited basis solely for the convenience of the reader and is computed at the closing rate of R8,31/US dollar, as reported by Thompson Reuters on 28 September 2012.

Sasol Limited Group

Notes to the Financial Statements

A.    ACCOUNTING POLICIES AND FINANCIAL REPORTING TERMS

B.    BUSINESS SEGMENT INFORMATION

C.    OTHER EXPLANATORY NOTES TO THE FINANCIAL STATEMENTS

Sasol Limited Group

Notes to the Financial Statements (Continued)

A.    Accounting Policies and Financial Reporting Terms

        Sasol Limited is the holding company of the Sasol group (the group) and is domiciled in the Republic of South Africa. The following principal accounting policies were applied by the group for the financial year ended 30 June 2012. Except as otherwise disclosed, these policies are consistent in all material respects with those applied in previous years.

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

Sasol Limited Group

Notes to the Financial Statements (Continued)

A.    Accounting Policies and Financial Reporting Terms (Continued)

Business	An integrated set of activities and assets capable of being conducted and managed for the purpose of providing a return in the form of dividends, lower costs or other economic benefits directly to investors or other owners, members or participants.

Cash generating unit	The smallest identifiable group of assets which can generate cash inflows independently from other assets or groups of assets.

Commissioning date	The date that an item of property, plant and equipment, whether acquired or constructed, is brought into use.

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

Sasol Limited Group

Notes to the Financial Statements (Continued)

A.    Accounting Policies and Financial Reporting Terms (Continued)

Disposal date	The date on which control in subsidiaries, special purpose entities, joint control in joint ventures and significant influence in associates ceases.

Exploration assets	Capitalised expenditure relating to the exploration for and evaluation of mineral resources (coal, oil and gas).

Fair value	The price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Financial results	Comprise the financial position (assets, liabilities and equity), results of operations (revenue and expenses) and cash flows of an entity and of the group.

Functional currency	The currency of the primary economic environment in which the entity operates.

Long-term	A period longer than 12 months from the reporting date.

Market participants	Buyers and sellers in an open market who are independent, knowledgeable and willing to exchange an asset or settle a liability in an arm's length transaction.

Mineral assets	Capitalised expenditure relating to producing coal, oil and gas properties, including development costs and previously capitalised exploration assets.

Other comprehensive income
Comprises items of income and expense (including reclassification adjustments) that are not recognised in the income statement and includes the effect of translation of foreign operations, cash flow hedges, remeasurements of defined benefit plans, available-for-sale financial assets and changes in revaluation reserves.

Presentation currency	The currency in which financial results of an entity are presented.

Qualifying asset	An asset that necessarily takes a substantial period (normally in excess of 12 months) of time to get ready for its intended use.

Sasol Limited Group

Notes to the Financial Statements (Continued)

A.    Accounting Policies and Financial Reporting Terms (Continued)

Recoverable amount	The amount that reflects the greater of the fair value less costs to sell and value in use that can be attributed to an asset as a result of its ongoing use by the entity. In determining the value in use, expected future cashflows are discounted to their present values using a discount rate.

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

Cash and cash equivalents	Comprise cash on hand, cash restricted for use, demand deposits and other short-term highly liquid investments with a maturity period of three months or less at date of purchase.

Sasol Limited Group

Notes to the Financial Statements (Continued)

A.    Accounting Policies and Financial Reporting Terms (Continued)

Cash flow hedge	A hedge of the exposure to variability in cash flows that is attributable to a particular risk associated with a recognised asset or liability or a forecasted transaction.

Derivative instrument	A financial instrument:
• whose value changes in response to movements in a specified interest rate, commodity price, foreign exchange rate or similar variable;
• that requires minimal initial net investment; and
• whose terms require or permit settlement at a future date.

Effective interest rate	The derived rate that discounts the expected future cash flows to the current net carrying amount of the financial asset or financial liability.

Equity instrument	Any financial instrument (including investments) that evidences a residual interest in the assets of an enterprise after deducting all of its liabilities.

Financial asset	Cash or cash equivalents, a contractual right to receive cash, an equity instrument or a contractual right to exchange a financial instrument under favourable conditions.

Financial liability	A contractual obligation to pay cash or transfer other benefits or an obligation to exchange a financial instrument under unfavourable conditions. This includes debt.

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

Held-to-maturity investment
A financial asset with a fixed maturity and fixed or determinable future payments, that management has the positive intent and ability to hold to maturity. Such a financial asset is classified as a non-current asset, except when it has a maturity within 12 months from the reporting date, in which case it is classified as a current asset.

Sasol Limited Group

Notes to the Financial Statements (Continued)

A.    Accounting Policies and Financial Reporting Terms (Continued)

Loans and receivables	A financial asset with fixed or determinable repayments that are not quoted in an active market, other than:
• a derivative instrument;
• financial assets at fair value through profit or loss; or
• an available-for-sale financial asset.

Monetary asset	An asset which will be settled in a fixed or determinable amount of money.

Monetary liability	A liability which will be settled in a fixed or determinable amount of money.

Cash restricted for use	Cash and cash equivalent balances which are not available for general use by the group, including amounts held in escrow, trust or other separate bank accounts.

Transaction date	The date an entity commits itself to purchase or sell a financial instrument.

Statement of compliance

        The consolidated financial statements are prepared in compliance with International Financial Reporting Standards (IFRS) and Interpretations of those standards, as issued by the International Accounting Standards Board, the AC 500 Standards as issued by the Accounting Practices Board or its successor and the South African Companies Act, 2008, as amended. The consolidated financial statements were approved for issue by the board of directors on 7 September 2012 and are subject to approval by the Annual General Meeting of shareholders on 30 November 2012.

        During the current financial year, the following accounting standards, interpretations and amendments to published accounting standards were adopted prior to their effective dates:

  •
  IFRS 7 (Amendments), Financial Instruments: Disclosures: Offsetting Financial Assets and Financial Liabilities;

  •
  IAS 19 (Amendments), Employee Benefits;

  •
  IAS 32 (Amendments), Financial Instruments: Presentation: Offsetting Financial Assets and Financial Liabilities;

  •
  IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine; and

  •
  Various Improvements to IFRSs.

        Except for IAS 19 (Amendments), Employee Benefits, these newly adopted standards did not significantly impact our financial results. Refer note 1 for the impact of the adoption of IAS 19 (Amendments), Employee Benefits, on the financial results.

Sasol Limited Group

Notes to the Financial Statements (Continued)

A.    Accounting Policies and Financial Reporting Terms (Continued)

        The following accounting standards, interpretations and amendments to published accounting standards which are relevant to Sasol but not yet effective, have not been adopted in the current year:

Standard	Date published	Effective date*	Anticipated impact on Sasol

IFRS 9, Financial Instruments	12 November 2009	1 January 2015	IFRS 9 introduced new requirements for classifying and measuring financial assets. Subsequently, new requirements were published for the accounting for financial liabilities and the derecognition of financial instruments. As the scope of the standard will be further expanded to include impairment of assets and hedge accounting, we will review the effects of a comprehensive standard on financial instruments and consider adoption when appropriate.

IFRS 10, Consolidated Financial Statements	12 May 2011	1 January 2013^	This standard defines the principle of control and establishes control as the basis for determining which entities are included in the consolidated financial statements. This standard will not have a significant impact on the financial statements of the group as we currently apply the criteria for establishing control as defined in IFRS 10, Consolidated Financial Statements.

IFRS 11, Joint Arrangements	12 May 2011	1 January 2013^	This standard establishes the principles for financial reporting by parties to a joint arrangement, and focuses on the rights and obligations established under the joint arrangement rather than the legal form of the arrangement. Under this standard, a joint arrangement is classified as either a joint operation or joint venture, and the option to proportionately consolidate joint ventures has been removed. Sasol currently consolidates its joint ventures proportionately on a line-by-line basis (refer note 64 for financial information on proportionately consolidated joint ventures). Application of this standard could result in some jointly controlled entities being accounted for using the equity method. We are currently evaluating the impact on the financial statements of the group and will consider adoption when appropriate.

IFRS 12, Disclosure of Interests in Other Entities	12 May 2011	1 January 2013^	The standard requires an entity to disclose information that enables users of financial statements to evaluate the nature of, and risks associated with, its interests in subsidiaries, entities that are not fully consolidated, including joint arrangements, associates and special purposes entities; and the effects of those interests on its financial position, financial performance and cash flows. We are currently reviewing the effects of the standard in conjunction with IFRS 11, Joint Arrangements, and will consider adoption when appropriate.

Sasol Limited Group

Notes to the Financial Statements (Continued)

A.    Accounting Policies and Financial Reporting Terms (Continued)

Standard	Date published	Effective date*	Anticipated impact on Sasol

Consolidated Financial Statements, Joint Arrangements and Disclosure of Interests in Other Entities: Transition Guidance (Amendments to IFRS 10, IFRS 11 and IFRS 12).	28 June 2012	1 January 2013^	The amendments clarify the transition guidance in IFRS 10 Consolidated Financial Statements. The amendments also provide additional transition relief in IFRS 10, IFRS 11 Joint Arrangements and IFRS 12 Disclosure of Interests in Other Entities, limiting the requirement to provide adjusted comparative information to only the preceding comparative period. Furthermore, for disclosures related to unconsolidated structured entities, the amendments will remove the requirement to present comparative information for periods before IFRS 12 is first applied. We are currently reviewing the effects of the standard and will consider adoption when appropriate.

IAS 27 (Amendment), Separate Financial Statements	12 May 2011	1 January 2013^	Following the introduction of IFRS 10, Consolidated Financial Statements, this standard was also amended. We are currently reviewing the effects of the standard in conjunction with IFRS 11, Joint Arrangements, and will consider adoption when appropriate.

IAS 28 (Amendment), Investments in Associates and Joint Ventures	12 May 2011	1 January 2013^	Following the introduction of IFRS 11, Joint Arrangements, this standard was also amended to take into account the changes in accounting for joint arrangements whereby joint ventures are equity accounted. We are currently reviewing the effects of the standard in conjunction with IFRS 11, Joint Arrangements, and will consider adoption when appropriate.

*
The effective date refers to periods commencing on or after the date noted and early adoption is permitted, unless otherwise indicated.

^
Early adoption is permitted provided that the entire suite of consolidation standards is adopted at the same time.

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

        When the settlement of a monetary item, arising from a receivable or from a payable to a foreign operation, is neither planned nor likely in the foreseeable future, foreign exchange gains and losses arising from such a monetary item are considered to form part of a net investment in a foreign operation and are recognised in other comprehensive income, and are included in the foreign currency translation reserve.

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

        Property, plant and equipment, other than mineral assets, is depreciated to its estimated residual value on a straight-line basis over its expected useful life. Mineral assets are depreciated in accordance with the policy set out below on exploration, evaluation and development. The depreciation methods, estimated remaining useful lives and residual values are reviewed at least annually. The estimation of the useful lives of property, plant and equipment is based on historic performance as well as expectations about future use and therefore requires a significant degree of judgement to be applied by management. The following depreciation rates, based on the estimated useful lives of the respective assets, were applied:

Buildings and improvements	%	2–5
Retail convenience centres	%	3–5
Plant	%	4–5
Equipment	%	10–33
Vehicles	%	20–33
Mineral assets	%	Life of related reserve base

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

        Expenditures relating to dry exploratory wells are charged to the income statement when the well is identified as being dry and the costs of carrying and retaining undeveloped properties are charged to the income statement as incurred.

        Property and licence acquisition costs as well as development cost, including expenditure incurred to drill and equip development wells on proved properties, are capitalised as part of assets under construction and transferred to mineral assets in property, plant and equipment when the assets begin producing.

        On completion of an exploratory well or exploratory-type stratigraphic test well, the entity will be able to determine if there are oil or gas resources. The classification of resources as proved reserves depends on whether development of the property is economically feasible and recoverable in the future, under existing economic and operating conditions, and if any major capital expenditure to develop the property as a result of sufficient quantities of additional proved reserves being identified is justifiable, approved and recoverable.

        The cost of exploratory wells through which potential proved reserves may be or have been discovered, and the associated exploration costs are capitalised as exploration and evaluation assets in assets under construction. These costs remain capitalised pending the evaluation of results and the determination of whether there are proved reserves. At each reporting date, exploration and evaluation assets are assessed for impairment. The following conditions must be met for these exploration costs to remain capitalised:

  •
  Sufficient progress is being made in assessing the oil and gas resources, including assessing the economic and operating viability with regards to developing the property.

  •
  It has been determined that sufficient oil and gas resources or reserves exist which are economically viable based on a range of technical and commercial considerations to justify the capital expenditure required for the completion of the well as a producing well, either individually or in conjunction with other wells.

        Progress in this regard is reassessed at each reporting date and is subject to technical, commercial and management review to ensure sufficient justification for the continued capitalisation of such qualifying exploration and evaluation expenditure as an exploration and evaluation asset as part of assets under construction. If both of the above conditions are not met or if information is obtained that raises substantial doubt about the economic or operating viability, the costs are charged to the income statement.

        Exploratory wells and exploratory-type stratigraphic test wells can remain suspended on the statement of financial position for several years while additional activity including studies, appraisal, drilling and/or seismic work on the potential oil and gas field is performed or while the optimum development plans and timing are established in the absence of impairment indicators.

        Depreciation of mineral assets on producing oil and gas properties is based on the units-of-production method calculated using estimated proved developed reserves. Depreciation of

Sasol Limited Group

Notes to the Financial Statements (Continued)

A.    Accounting Policies and Financial Reporting Terms (Continued)

property acquisition costs, capitalised as part of mineral assets in property, plant and equipment, is based on the units-of-production method calculated using estimated proved reserves.

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

        The consideration transferred is the fair value of the group's contribution to the business combination in the form of assets transferred, shares issued, liabilities assumed or contingent consideration at the acquisition date. Any contingent consideration payable is recognised at fair value at the acquisition date. If the contingent consideration is classified as equity, it is not remeasured and

Sasol Limited Group

Notes to the Financial Statements (Continued)

A.    Accounting Policies and Financial Reporting Terms (Continued)

settlement is accounted for within equity. Otherwise, subsequent changes to the fair value of the contingent consideration are recognised in the income statement. Transaction costs directly attributable to the acquisition are charged to the income statement.

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

        Intangible assets with finite useful lives are amortised on a straight-line basis over their estimated useful lives. The amortisation methods and estimated remaining useful lives are reviewed at least annually. The estimation of the useful lives of other intangible assets is based on historic performance as well as expectations about future use and therefore requires a significant degree of judgement to be applied by management. The following amortisation rates, based on the estimated useful lives of the respective assets were applied:

Software	%	17–33
Patents and trademarks	%	20
Other intangible assets	%	6–33

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

  •
  derivative instruments (set out below).

        The classification is dependent on the purpose for which the financial asset is acquired. Management determines the classification of its financial assets at the time of the initial recognition and re-evaluates such designation at least at each reporting date, except for those financial assets at fair value through profit or loss, where this designation is made on initial recognition and is irrevocable.

        Financial assets held for trading are classified at fair value through profit or loss. The group manages these investments and makes purchase and sale decisions based on their fair value. Attributable transaction costs are recognised in the income statement as incurred. Financial assets at fair value through profit or loss are stated initially at transaction date at fair value and subsequent changes therein, which takes into account any dividend or interest income, are charged to the income statement.

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

        The fair values of financial assets are based on quoted market prices or amounts derived using a discounted cash flow model. Fair values for unlisted equity securities are estimated using valuation

Sasol Limited Group

Notes to the Financial Statements (Continued)

A.    Accounting Policies and Financial Reporting Terms (Continued)

techniques reflecting the specific economic circumstances of the investee which would affect the market value of those securities. Equity investments for which fair values cannot be measured reliably are recognised at cost less impairment losses.

        Premiums or discounts arising from the difference between the fair value of a financial asset and the amount receivable at maturity date are charged to the income statement based on the effective interest rate method.

        An assessment is performed at each reporting date to determine whether objective evidence exists that a financial asset is impaired. Objective evidence that financial instruments are impaired includes indications of a debtor or group of debtors experiencing significant financial difficulty, default or delinquency of payments, the probability of a debtor entering bankruptcy, or other observable data indicating a measurable decrease in estimated future cash flows, such as economic conditions that correlate with defaults. An impairment loss in respect of a financial asset measured at amortised cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset's original effective interest rate. Impairment losses are charged to the income statement and are included in the allowance against loans and receivables. When a subsequent event causes the impairment loss to decrease, the impairment loss is reversed in the income statement. Loans and receivables, together with the associated allowance, are written off when there is no realistic prospect of future recovery. In the case of available-for-sale financial assets, a significant or prolonged decline in the fair value of the asset below its cost is considered an indicator of impairment. If any such evidence exists, the cumulative loss is removed as other comprehensive income from the investment fair value reserve and recognised in the income statement. Impairment losses charged to the income statement on available-for-sale financial assets are not reversed.

        Financial assets and liabilities are offset and the net amount presented when the group has a current legal enforceable right to offset the amounts and intends either to settle on a net basis or to realise the asset and settle the liability simultaneously.

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

        Financial assets and liabilities are offset and the net amount presented when the group has a current legal enforceable right to offset the amounts and intends either to settle on a net basis or to realise the asset and settle the liability simultaneously.

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

        The group's criteria for a derivative instrument to be designated as a hedging instrument at the inception of the transaction require that:

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

        Where a derivative instrument is designated as a cash flow hedge of an asset, liability or highly probable forecast transaction that could affect the income statement, the effective part of any gain or loss arising on the derivative instrument is recognised as other comprehensive income and is classified as a cash flow hedge accounting reserve until the underlying transaction occurs. The ineffective part of any gain or loss is recognised in the income statement. If the hedging instrument no longer meets the criteria for cash flow hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively.

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

        When derivative instruments, including forward exchange contracts, are entered into as fair value hedges, no hedge accounting is applied. All gains and losses on fair value hedges are recognised in the income statement.

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

Sasol Limited Group

Notes to the Financial Statements (Continued)

A.    Accounting policies and financial reporting terms (Continued)

        Cost is determined as follows:

Crude oil and other raw materials	First-in-first-out valuation method (FIFO)
Process, maintenance and other materials	Weighted average purchase price
Work-in-progress	Manufacturing costs incurred
Manufactured products including consignment inventory	Manufacturing costs according to FIFO

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

Sasol Limited Group

Notes to the Financial Statements (Continued)

A.    Accounting policies and financial reporting terms (Continued)

20.   Debt

        Debt, which constitutes a financial liability, includes short-term and long-term debt. Debt is initially recognised at fair value, net of transaction costs incurred and is subsequently stated at amortised cost. Debt is classified as short-term unless the borrowing entity has an unconditional right to defer settlement of the liability for at least 12 months after the reporting date. Debt is derecognised when the obligation in the contract is discharged, cancelled or has expired. Premiums or discounts arising from the difference between the fair value of debt raised and the amount repayable at maturity date are charged to the income statement as finance expenses based on the effective interest rate method.

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

        The land and the buildings elements of a lease are considered separately for the purpose of lease classification as a finance or an operating lease.

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

        Ongoing rehabilitation expenditure    Such expenditure is charged to the income statement.

23.   Employee benefits

        Employee benefits    Remuneration of employees is charged to the income statement. Short-term employee benefits are those that are expected to be settled completely within 12 months after the end of the reporting period in which the services have been rendered. Short-term employee benefit obligations are measured on an undiscounted basis and are charged to the income statement as the related service is provided. Long-term employee benefits are those benefits that are expected to be settled more than 12 months after the end of the reporting period, in which the services have been rendered and are discounted to their present value. An accrual is recognised for accumulated leave, incentive bonuses and other employee benefits when the group has a present legal or constructive obligation as a result of past service provided by the employee, and a reliable estimate of the amount can be made.

        Pension benefits    The group operates or contributes to defined contribution pension plans and defined benefit pension plans for its employees in certain of the countries in which it operates. These plans are generally funded through payments to trustee-administered funds as determined by annual actuarial calculations.

        Defined contribution pension plans    Such plans are plans under which the group pays fixed contributions into a separate legal entity and has no legal or constructive obligation to pay further amounts. Contributions to defined contribution pension plans are charged to the income statement as an employee expense in the period in which related services are rendered by the employee. Contributions that are expected to be completely settled more than 12 months after the end of the reporting period, in which the employee renders the service, are discounted to their present value.

        Defined benefit pension plans    The group's net obligation in respect of defined benefit pension plans is actuarially calculated separately for each plan by deducting the fair value of plan assets from the gross obligation for post-retirement benefits. The gross obligation is determined by estimating the future benefit attributable to employees in return for services rendered to date.

        This future benefit is discounted to determine its present value, using discount rates based on government bonds, that have maturity dates approximating the terms of the group's obligations and which are denominated in the currency in which the benefits are expected to be paid. Independent actuaries perform this calculation annually using the projected unit credit method.

Sasol Limited Group

Notes to the Financial Statements (Continued)

A.    Accounting policies and financial reporting terms (Continued)

        Past service costs are charged to the income statement at the earlier of the following dates:

  •
  when the plan amendment or curtailment occurs; and

  •
  when the group recognises related restructuring costs or termination benefits.

        Actuarial gains and losses arising from experience adjustments and changes to actuarial assumptions, the return on plan assets (excluding amounts included in net interest on the defined benefit liability (asset)) and any changes in the effect of the asset ceiling (excluding amounts included in net interest on the defined benefit liability (asset)) are recognised in other comprehensive income in the period in which they arise.

        Where the plan assets exceed the gross obligation, the asset recognised is limited to the lower of the surplus in the defined benefit plan and the asset ceiling determined using a discount rate, representing the present value of any future refunds from the plan or reductions in future contributions to the plan.

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

        The cash-settled schemes allow certain senior employees the right to participate in the performance of the Sasol Limited share price, in return for services rendered, through the payment of cash incentives which are based on the market price of the Sasol Limited share. These rights are recognised as a liability at fair value, at each reporting date, in the statement of financial position until the date of settlement. The fair value of these rights is determined at each reporting date and the unrecognised cost is amortised to the income statement as employee costs over the period that the employees provide services to the company.

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

Sasol Limited Group

Notes to the Financial Statements (Continued)

A.    Accounting policies and financial reporting terms (Continued)

        Termination benefits    Termination benefits are recognised as a liability when the group is demonstrably committed, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. In the case of an offer to encourage voluntary redundancy, the termination benefits are measured based on the number of employees expected to accept the offer. Benefits that are expected to be settled more than 12 months after the end of the reporting period are discounted to their present value.

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

26.   Taxation

        The income tax charge is determined based on net income before tax for the year and includes deferred tax, dividend withholding tax and Secondary Taxation on Companies.

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

        Dividend withholding tax    Dividend withholding tax is payable at a rate of 15% on dividends distributed to shareholders. This tax is not attributable to the company paying the dividend but is collected by the company and paid to the tax authorities on behalf of the shareholder. On receipt of a dividend, the dividend withholding tax is recognised part of the current tax charge in the income statement in the period in which the dividend is received.

        Secondary Taxation on Companies (STC)    STC is recognised as part of the current tax charge in the income statement when the related dividend is declared. STC was replaced with dividends withholding tax in South Africa for dividends declared after 1 April 2012.

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

        Such finance expenses are capitalised over the period during which the qualifying asset is being acquired or constructed and borrowings have been incurred. Capitalisation ceases when construction is interrupted for an extended period or when the qualifying asset is substantially complete. Further finance expenses are charged to the income statement.

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

  •
  Dealer-owned supply agreements and franchise agreements: upon delivery of the product to the customer, which is the point where the risks and rewards of ownership of the product transfer to the customer. Title under these contracts is retained to enable recovery of the goods in the event of customer default on payment. The title to the good does not enable the group to dispose of the product or rescind the transaction, and cannot prevent the customer from selling the product.

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

International energy cluster

Sasol Synfuels International (SSI)

        SSI is responsible for developing, implementing and managing international business ventures based on Sasol's proprietary technology, through its GTL and CTL technology, marketing and support subsidiary. SSI's primary focus is on securing opportunities to advance Sasol's GTL and CTL ambitions.

        SSI is currently involved in the establishment of three GTL production facilities in Qatar, Nigeria and Uzbekistan, and is conducting feasibility studies for both GTL and CTL facilities at various other locations around the world, including Canada, US, and India.

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

Sasol Petroleum International (SPI)

        SPI manages upstream interests in natural oil and gas exploration, development and production in North America, Africa and the East Asia Pacific region.

        SPI sells natural oil and gas to internal customers, under fixed contracts at prices determinable from the agreements, and on the open market.

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

        During the year, the group changed its accounting policy with respect to recognising actuarial gains and losses on post-retirement defined benefit plans upon the adoption of IAS 19 (Amendments), Employee Benefits (IAS 19). Under the previous policy, the group applied the corridor method, whereby cumulative unrecognised actuarial gains or losses, that exceeded ten percent of the greater of the present value of the defined benefit obligation and fair value of the plan assets, were charged to the income statement over the expected average remaining service lives of participating employees. Actuarial gains or losses within the corridor were not recognised. Under the amended policy, all actuarial gains and losses are recognised immediately in other comprehensive income. In addition, the return on plan assets, excluding amounts included in net interest on the defined benefit liability or asset, and any changes in the effect of the asset ceiling, excluding amounts included in net interest on the defined benefit liability or asset, are also recognised in other comprehensive income.

        In addition, the group changed its accounting policy with respect to calculating the expected return on plan assets. Under the previous policy, net interest income was recognised in the income statement based on the expected rate of return of plan assets. Under the amended policy, the interest rate on plan assets is no longer calculated based on an expected rate of return, but rather equal to the discount rate used for determining pension obligations.

        This change in accounting policy has been applied retrospectively and comparative figures have been restated. Refer note 1 for the effect of the change in accounting policy.Certain additional disclosure has been provided in respect of the current year. To the extent practicable, comparative information has also been provided.

Sasol Limited Group
Notes to the Financial Statements (Continued)

B.    Business segment information

	Property, plant and equipment; assets under construction and other intangible assets			Other non-current assets*#			Current assets*			Total consolidated assets*#			Non-current liabilities*^			Current liabilities*			Total consolidated liabilities*^

	2012	2011	2010	2012	2011	2010	2012	2011	2010	2012	2011	2010	2012	2011	2010	2012	2011	2010	2012	2011	2010

	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Restated Rm	Restated Rm	Rm	Rm	Rm	Rm	Restated Rm	Restated Rm
South African energy cluster	58 439	51 058	43 351	623	582	582	17 988	16 547	14 569	77 050	68 187	58 502	12 195	11 436	9 857	10 091	10 061	8 014	22 286	21 497	17 871
Mining	9 764	7 671	6 024	476	455	427	1 154	970	1 037	11 394	9 096	7 488	1 924	1 875	1 060	1 419	1 084	890	3 343	2 959	1 950
Gas	5 531	4 999	4 857	2	2	2	667	546	525	6 200	5 547	5 384	1 677	2 200	2 199	663	524	410	2 340	2 724	2 609
Synfuels	36 257	32 253	27 002	18	30	56	2 929	2 570	2 239	39 204	34 853	29 297	5 658	4 525	3 935	2 492	1 814	1 996	8 150	6 339	5 931
Oil	6 798	6 046	5 393	127	95	97	13 238	12 456	10 766	20 163	18 597	16 256	2 936	2 836	2 663	5 517	6 639	4 718	8 453	9 475	7 381
Other	89	89	75	—	—	—	—	5	2	89	94	77	—	—	—	—	—	—	—	—	—
International energy cluster	22 062	15 665	10 672	2 200	2 382	2 724	6 478	5 509	2 261	30 740	23 556	15 657	1 421	918	1 173	3 361	3 223	2 090	4 782	4 141	3 263
Synfuels International	5 776	5 070	5 485	2 197	2 382	2 724	3 063	2 076	1 778	11 036	9 528	9 987	267	206	393	1 887	1 841	1 788	2 154	2 047	2 181
Petroleum International	16 286	10 595	5 187	3	—	—	3 415	3 433	483	19 704	14 028	5 670	1 154	712	780	1 474	1 382	302	2 628	2 094	1 082
Chemical cluster	45 816	40 542	38 200	2 554	2 840	2 785	29 968	27 312	23 334	78 338	70 694	64 319	7 487	6 787	6 800	11 899	8 794	8 832	19 386	15 581	15 632
Polymers	16 683	16 387	17 413	869	1 573	1 598	9 393	7 360	5 836	26 945	25 320	24 847	935	1 854	2 343	4 193	1 297	2 112	5 128	3 151	4 455
Solvents	9 289	9 466	9 355	405	355	331	5 830	5 316	5 347	15 524	15 137	15 033	1 372	1 098	851	1 187	1 203	1 169	2 559	2 301	2 020
Olefins & Surfactants	7 460	6 142	5 260	445	336	257	9 979	10 241	7 772	17 884	16 719	13 289	3 007	2 046	1 869	4 399	4 375	3 500	7 406	6 421	5 369
Other chemical businesses	12 384	8 547	6 172	835	576	599	4 766	4 395	4 379	17 985	13 518	11 150	2 173	1 789	1 737	2 120	1 919	2 051	4 293	3 708	3 788
Other businesses	4 354	2 997	2 511	407	232	48	10 712	10 364	13 203	15 473	13 593	15 762	9 608	8 945	8 137	4 992	4 471	3 383	14 600	13 416	11 520

Total	130 671	110 262	94 734	5 784	6 036	6 139	65 146	59 732	53 367	201 601	176 030	154 240	30 711	28 086	25 967	30 343	26 549	22 319	61 054	54 635	48 286

*
Excludes tax and deferred tax.

#
Excludes post-retirement benefit assets.

^
Results for 2011 and 2010 have been restated. Refer note 1.

Sasol Limited Group
Notes to the Financial Statements (Continued)

B.    Business segment information (Continued)

	External turnover			Intersegment turnover			Total turnover			Translation gains/ (losses)			Effect of remeasurement items (before tax)(refer note 42)			Operating profit/(losses)			Attributable to owners of Sasol Limited

	2012	2011	2010	2012	2011	2010	2012	2011	2010	2012	2011	2010	2012	2011	2010	2012	2011	2010	2012	2011	2010

	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm
South African energy cluster	74 291	60 672	53 493	59 523	46 188	42 045	133 814	106 860	95 538	(331)	(473)	(202)	324	223	69	28 957	19 947	17 808	18 566	12 505	11 493
Mining	2 256	2 029	1 696	8 416	7 117	6 167	10 672	9 146	7 863	(5)	(27)	(2)	61	3	1	2 287	1 063	815	1 377	312	567
Gas	3 967	3 170	2 986	2 964	2 275	2 385	6 931	5 445	5 371	(17)	3	(16)	11	6	—	2 985	2 578	2 479	1 553	1 326	1 402
Synfuels	1 268	1 208	879	47 523	36 277	33 014	48 791	37 485	33 893	4	(81)	(136)	238	197	58	22 095	15 188	13 175	14 884	10 431	8 907
Oil	66 800	54 265	47 932	620	519	479	67 420	54 784	48 411	(313)	(368)	(48)	14	17	10	1 592	1 180	1 364	754	498	642
Other	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(2)	(62)	(25)	(2)	(62)	(25)
International energy cluster	6 960	4 926	3 198	1 469	946	769	8 429	5 872	3 967	(322)	187	28	1 643	568	112	(55)	1 587	468	(862)	1 068	451
Synfuels International	5 182	3 715	2 282	136	—	—	5 318	3 715	2 282	(212)	142	33	34	126	4	1 881	1 205	131	1 812	1 146	504
Petroleum International	1 778	1 211	916	1 333	946	769	3 111	2 157	1 685	(110)	45	(5)	1 609	442	108	(1 936)	382	337	(2 674)	(78)	(53)
Chemical cluster	88 145	76 811	65 386	6 607	6 043	6 191	94 752	82 854	71 577	100	(509)	(672)	(128)	(402)	(251)	6 500	8 712	5 496	5 907	7 120	4 476
Polymers	19 952	16 985	14 236	129	97	85	20 081	17 082	14 321	(485)	(129)	(553)	62	46	14	716	1 579	958	1 618	1 847	844
Solvents	17 429	16 156	14 425	1 485	1 124	1 340	18 914	17 280	15 765	479	(293)	(132)	83	63	58	1 403	1 655	1 154	963	1 214	889
Olefins & Surfactants	37 044	31 116	24 774	654	599	509	37 698	31 715	25 283	19	(17)	37	(179)	(500)	(344)	3 193	4 161	2 492	2 733	3 479	2 248
Other chemical businesses	13 720	12 554	11 951	4 339	4 223	4 257	18 059	16 777	16 208	87	(70)	(24)	(94)	(11)	21	1 188	1 317	892	593	580	495
Other businesses	50	27	179	8 548	6 016	5 241	8 598	6 043	5 420	796	(221)	(161)	21	37	24	1 356	(296)	165	(28)	(899)	(479)

Total	169 446	142 436	122 256	76 147	59 193	54 246	245 593	201 629	176 502	243	(1 016)	(1 007)	1 860	426	(46)	36 758	29 950	23 937	23 583	19 794	15 941

Sasol Limited Group
Notes to the Financial Statements (Continued)

B.    Business segment information (Continued)

	Cash flow information									Capital commitments
	Cash flow from operations (refer note 50)			Depreciation and amortisation			Additions to non-current assets			Property, plant and equipment			Other intangible assets			Number of employees

	2012	2011	2010	2012	2011	2010	2012	2011	2010	2012	2011	2010	2012	2011	2010	2012	2011	2010

	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	number	number	number
South African energy cluster	34 811	26 015	22 166	(4 213)	(3 510)	(3 015)	11 818	11 331	10 850	29 832	27 561	29 630	20	19	17	15 494	14 909	15 091
Mining	3 328	2 616	1 727	(803)	(716)	(649)	2 849	2 252	1 699	10 165	6 113	7 507	—	6	—	7 800	7 425	7 453
Gas	3 257	2 875	2 793	(294)	(278)	(322)	820	402	363	1 259	1 994	567	18	13	15	291	273	269
Synfuels	25 865	17 691	15 754	(2 467)	(1 886)	(1 445)	6 716	7 374	7 843	16 680	17 036	19 438	2	—	2	5 554	5 376	5 362
Oil	2 363	2 895	1 917	(649)	(630)	(599)	1 433	1 303	945	1 728	2 418	2 118	—	—	—	1 849	1 835	2 007
Other	(2)	(62)	(25)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
International energy cluster	4 165	2 840	515	(2 103)	(741)	(699)	7 920	2 890	1 504	3 883	5 657	2 931	73	17	15	1 062	828	724
Synfuels International	2 515	1 681	(349)	(351)	(325)	(316)	359	380	721	679	384	695	33	6	2	604	514	449
Petroleum International	1 650	1 159	864	(1 752)	(416)	(383)	7 561	2 510	783	3 204	5 273	2 236	40	11	13	458	314	275
Chemical cluster	8 977	11 607	7 937	(2 935)	(2 749)	(2 648)	7 648	5 502	3 349	10 606	12 442	12 872	39	47	175	11 320	11 476	11 712
Polymers	1 384	2 766	2 056	(916)	(1 026)	(1 016)	960	921	335	1 616	1 324	1 914	3	2	—	2 045	2 013	2 166
Solvents	1 820	2 429	1 894	(654)	(636)	(553)	500	737	840	186	272	474	11	6	72	1 454	1 509	1 676
Olefins & Surfactants	3 816	4 446	2 746	(841)	(629)	(720)	1 745	992	730	4 205	2 775	886	18	33	79	2 869	2 886	2 824
Other chemical businesses	1 957	1 966	1 241	(524)	(458)	(359)	4 443	2 852	1 444	4 599	8 071	9 598	7	6	24	4 952	5 068	5 046
Other businesses	2 219	556	144	(400)	(400)	(350)	1 774	942	405	1 498	2 336	791	189	242	66	7 040	6 495	5 527

Total	50 172	41 018	30 762	(9 651)	(7 400)	(6 712)	29 160	20 665	16 108	45 819	47 996	46 224	321	325	273	34 916	33 708	33 054

Sasol Limited Group
Notes to the Financial Statements (Continued)

B.    Business segment information (Continued)

Geographic information

	Total turnover			External turnover			Operating profit / (loss)			Total consolidated assets* #			Additions to non-current assets (by location of assets)			Capital commitments of non-current assets

	2012	2011	2010	2012	2011	2010	2012	2011	2010	2012	2011	2010	2012	2011	2010	2012	2011	2010

	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm
South Africa	158 255	127 632	115 425	84 101	69 930	62 014	27 698	20 316	18 143	123 984	112 353	101 953	18 765	16 463	13 702	37 727	39 750	42 392
Rest of Africa	7 112	6 527	5 653	7 039	6 498	5 613	498	(249)	407	11 159	9 925	9 823	872	1 120	750	1 050	1 396	2 071
Mozambique	578	341	271	505	312	233	235	(337)	186	6 461	6 226	5 766	673	872	620	650	1 139	1 754
Nigeria	870	621	429	870	621	427	(242)	(233)	2	3 325	2 647	3 029	46	2	4	65	55	147
Rest of Africa	5 664	5 565	4 953	5 664	5 565	4 953	505	321	219	1 373	1 052	1 028	153	246	126	335	202	170
Europe	40 067	33 860	27 620	38 874	32 977	26 978	5 109	5 437	3 553	26 084	22 249	17 462	915	901	935	1 651	705	985
Germany	8 962	8 673	7 649	7 937	7 809	7 022	739	1 312	773	9 545	9 343	7 744	619	661	776	1 485	479	538
Italy	4 683	4 230	2 724	4 547	4 225	2 719	209	423	283	4 408	4 509	2 997	259	223	122	110	190	115
Rest of Europe	26 422	20 957	17 247	26 390	20 943	17 237	4 161	3 702	2 497	12 131	8 397	6 721	37	17	37	56	36	332
North America	18 657	14 669	13 093	18 152	14 274	13 047	(11)	1 763	1 060	20 587	14 426	6 054	7 952	1 722	323	4 966	6 149	592
United States of America	16 661	13 203	11 692	16 155	12 808	11 650	2 111	1 658	880	7 244	6 260	5 709	1 071	480	323	2 789	2 270	592
Canada	666	70	—	666	70	—	(2 272)	(91)	—	13 181	8 035	—	6 881	1 242	—	2 177	3 879	—
Rest of North America	1 330	1 396	1 401	1 331	1 396	1 397	150	196	180	162	131	345	—	—	—	—	—	—
South America	2 209	2 024	1 443	2 204	2 024	1 445	198	194	113	460	359	302	—	—	—	—	—	—
Southeast Asia and Australasia	5 717	3 995	3 066	5 603	3 917	3 022	732	86	218	2 833	2 069	2 246	310	186	75	12	38	170
Middle East and India	6 380	7 075	5 450	6 376	7 066	5 451	1 953	1 858	537	14 375	12 853	14 642	335	262	321	728	283	283
Iran	451	981	795	451	981	796	172	464	252	6 485	6 581	7 521	64	100	70	181	69	42
Qatar	837	146	13	837	146	13	432	37	(684)	5 275	4 516	5 239	188	160	248	264	214	241
Rest of Middle East and India	5 092	5 948	4 642	5 088	5 939	4 642	1 349	1 357	969	2 615	1 756	1 882	83	2	3	283	—	—
Far East	7 196	5 847	4 752	7 097	5 750	4 686	581	545	(94)	2 119	1 796	1 758	11	11	2	6	—	4

	245 593	201 629	176 502	169 446	142 436	122 256	36 758	29 950	23 937	201 601	176 030	154 240	29 160	20 665	16 108	46 140	48 321	46 497

*
Excludes tax and deferred tax.

#
Excludes post-retirement benefit assets.

Sasol Limited Group

Notes to the Financial Statements (Continued)

C.    Other explanatory notes to the financial statements

  Change in accounting policy

Note
Change in accounting policy	1

1      Change in accounting policy

        During 2012, the group changed its accounting policy with respect to recognising actuarial gains and losses on post-retirement defined benefit plans upon the adoption of IAS 19 (Amendments), Employee Benefits (IAS 19). Under the previous policy, the group applied the corridor method whereby any cumulative unrecognised actuarial gain or loss that exceeded ten percent of the greater of the present value of the defined benefit obligation and fair value of the plan assets was charged to the income statement over the expected average remaining service lives of participating employees. Actuarial gains or losses within the corridor were not recognised. Under the amended policy, all actuarial gains and losses are recognised immediately in other comprehensive income.

        In addition, the group changed its accounting policy with respect to calculating the expected return on plan assets. Under the previous policy, net interest income was recognised in the income statement based on the expected rate of return of plan assets. Under the amended policy, the interest rate on plan assets is no longer calculated based on an expected rate of return but rather equal to the discount rate used for determining pension obligations.

        This change in accounting policy has been applied retrospectively and prior year figures have been restated. The adoption of the amendments to IAS 19 did not have a significant impact on earnings or cash flows, hence the income statement and statement of cash flows have not been restated. The following table summarises the adjustments made to the statement of financial position, statement of comprehensive income and statement of changes in equity on implementation of the revised accounting policy.

Sasol Limited Group

Notes to the Financial Statements (Continued)

1      Change in accounting policy (Continued)

Statement of financial position	2011	2010

	Rm	Rm
Post-retirement benefit obligations (refer note 20)
Balance as previously reported	4 896	4 495
Effect of change in accounting policy	264	625

Restated balance	5 160	5 120

Post-retirement benefit assets (refer note 8)
Balance as previously reported	792	789
Effect of change in accounting policy	(527)	(611)

Restated balance	265	178

Deferred tax liability (refer note 22)
Balance as previously reported	12 272	10 406
Effect of change in accounting policy	(311)	(419)

Restated balance	11 961	9 987

Statement of comprehensive income
Total comprehensive income as previously reported	18 277	15 610
Increase / (decrease) in other comprehensive income	337	(322)
Actuarial gains and losses on post-retirement benefit obligations	440	(436)
Translation gains and losses on effect of adjustment	5	(40)
(Decrease) / increase in deferred tax relating to components of other comprehensive income	(108)	154

Restated balance	18 614	15 288

Statement of changes in equity
Shareholders' equity as previously reported	107 649	94 730
Effect of change in accounting policy	(478)	(815)

Restated balance	107 171	93 915

Non-current assets

	Note	2012	2011 Restated	2010 Restated

		Rm	Rm	Rm
Property, plant and equipment	2	95 872	79 245	72 523
Assets under construction	3	33 585	29 752	21 018
Goodwill	4	787	747	738
Other intangible assets	5	1 214	1 265	1 193
Investments in securities	6	712	664	585
Investments in associates	7	2 560	3 071	3 573
Post-retirement benefit assets	8	313	265	178
Long-term receivables and prepaid expenses	9	1 531	1 533	1 241
Long-term financial assets	10	194	21	2
Deferred tax assets	22	1 514	1 101	1 099

		138 282	117 664	102 150

Sasol Limited Group

Notes to the Financial Statements (Continued)

2      Property, plant and equipment

	Note	2012	2011	2010

		Rm	Rm	Rm
Cost
Balance at beginning of year		144 747	134 174	129 560
Acquisition of interests in joint ventures	55	—	709	—
Additions		3 110	1 883	2 132
to sustain existing operations		2 510	1 662	1 707
to expand operations		600	221	425
Transfer from assets under construction	3	22 206	12 480	7 088
Net transfer (to)/from other intangible assets	5	(1)	—	1
Transfer (to)/from inventories		(3)	10	(3)
Change in rehabilitation provisions capitalised	19	(26)	—	—
Reclassification from/(to) held for sale		22	(5)	—
Translation of foreign operations	47	4 500	(1 939)	(2 873)
Disposal of businesses		(314)	(18)	(6)
Disposals and scrapping		(4 288)	(2 547)	(1 725)

Balance at end of year		169 953	144 747	134 174

Comprising
Land		1 165	1 127	1 072
Buildings and improvements		7 684	7 048	6 936
Retail convenience centres		1 454	1 421	1 342
Plant, equipment and vehicles		134 780	120 333	111 176
Mineral assets		24 870	14 818	13 648

		169 953	144 747	134 174

Accumulated depreciation and impairment
Balance at beginning of year		65 502	61 651	59 190
Current year charge	34	9 422	7 165	6 509
Impairment of property, plant and equipment	42	572	49	47
Reversal of impairment of property, plant and equipment	42	—	(529)	(348)
Net transfer from other intangible assets	5	—	—	23
Transfer from inventories		—	6	—
Reclassification from/(to) held for sale		12	(12)	—
Translation of foreign operations	47	2 601	(567)	(2 221)
Disposal of businesses		(178)	(8)	(5)
Disposals and scrapping		(3 850)	(2 253)	(1 544)

Balance at end of year		74 081	65 502	61 651

Sasol Limited Group

Notes to the Financial Statements (Continued)

2      Property, plant and equipment (Continued)

	2012	2011	2010

	Rm	Rm	Rm
Comprising
Land	207	207	199
Buildings and improvements	3 597	3 398	3 264
Retail convenience centres	470	412	338
Plant, equipment and vehicles	60 177	54 373	51 465
Mineral assets	9 630	7 112	6 385

	74 081	65 502	61 651

Carrying value
Land	958	920	873
Buildings and improvements	4 087	3 650	3 672
Retail convenience centres	984	1 009	1 004
Plant, equipment and vehicles	74 603	65 960	59 711
Mineral assets	15 240	7 706	7 263

Balance at end of year	95 872	79 245	72 523

Business segmentation
South African energy cluster	44 482	36 064	28 605
Mining	6 823	4 922	4 744
Gas	4 325	4 425	3 718
Synfuels	28 206	21 986	15 644
Oil	5 039	4 642	4 424
Other SA Energy	89	89	75
International energy cluster	15 201	7 438	7 541
Synfuels International	5 476	3 967	4 584
Petroleum International	9 725	3 471	2 957
Chemical cluster	34 211	33 863	34 414
Polymers	14 626	15 180	16 775
Solvents	8 842	8 920	8 608
Olefins & Surfactants	5 553	5 280	4 582
Other	5 190	4 483	4 449
Other businesses	1 978	1 880	1 963

Total operations	95 872	79 245	72 523

Sasol Limited Group

Notes to the Financial Statements (Continued)

2      Property, plant and equipment (Continued)

	Land	Buildings and improvements	Retail convenience centres	Plant, equipment and vehicles	Mineral assets	Total

	Rm	Rm	Rm	Rm	Rm	Rm
Cost
Balance at 30 June 2011	1 127	7 048	1 421	120 333	14 818	144 747
Additions	39	56	73	1 358	1 584	3 110
to sustain existing operations	4	55	—	871	1 580	2 510
to expand operations	35	1	73	487	4	600
Reclassification of property, plant and equipment	—	28	—	(28)	—	—
Change in rehabilitation provisions capitalised	—	—	—	(26)	—	(26)
Transfer from assets under construction	—	573	12	12 915	8 706	22 206
Transfer to inventories	—	—	—	(3)	—	(3)
Net transfer to other intangible assets	—	—	—	(1)	—	(1)
Reclassification from held for sale	—	3	—	19	—	22
Translation of foreign operations	3	298	3	3 656	540	4 500
Disposal of businesses	(1)	(66)	—	(247)	—	(314)
Disposals and scrapping	(3)	(256)	(55)	(3 196)	(778)	(4 288)

Balance at 30 June 2012	1 165	7 684	1 454	134 780	24 870	169 953

Accumulated depreciation and impairment
Balance at 30 June 2011	207	3 398	412	54 373	7 112	65 502
Current year charge	—	267	59	6 587	2 509	9 422
Impairment of property, plant and equipment	—	1	1	126	444	572
Reclassification from held for sale	—	1	—	11	—	12
Translation of foreign operations	3	211	1	2 156	230	2 601
Disposal of businesses	—	(31)	—	(147)	—	(178)
Disposals and scrapping	(3)	(250)	(3)	(2 929)	(665)	(3 850)

Balance at 30 June 2012	207	3 597	470	60 177	9 630	74 081

Carrying value at 30 June 2012	958	4 087	984	74 603	15 240	95 872

Carrying value at 30 June 2011	920	3 650	1 009	65 960	7 706	79 245

Sasol Limited Group

Notes to the Financial Statements (Continued)

2      Property, plant and equipment (Continued)

	2012	2011	2010

	Rm	Rm	Rm
Additions to property, plant and equipment (cash flow)
To sustain existing operations	1 993	1 453	1 609
current year additions	2 510	1 662	1 707
adjustments for non-cash items
movement in environmental provisions capitalised	(517)	(209)	(98)
To expand operations	600	221	425

Per the statement of cash flows	2 593	1 674	2 034

Additional disclosures
Leased assets
Carrying value of capitalised leased assets (included in plant, equipment and vehicles)	905	1 018	1 025
cost	1 371	1 423	1 422
accumulated depreciation	(466)	(405)	(397)
Finance lease additions included in additions above	102	70	154
Cost price of fully depreciated and fully impaired assets still in use	9 155	9 004	8 571
Carrying value of assets committed as security for debt (refer note 17)	10 029	12 041	11 774
Depreciation rates for property, plant and equipment are noted on page F-19

Sasol Limited Group

Notes to the Financial Statements (Continued)

2      Property, plant and equipment (Continued)

Capital commitments

        Capital commitments, excluding capitalised interest, include all projects for which specific board approval has been obtained up to the reporting date. Projects still under investigation for which specific board approvals have not yet been obtained are excluded from the following:

	2012	2011	2010

	Rm	Rm	Rm
Authorised and contracted for	50 243	41 101	31 441
Authorised but not yet contracted for	28 417	33 211	35 524
Less expenditure to the end of year	(32 841)	(26 316)	(20 741)

	45 819	47 996	46 224

to sustain existing operations	18 252	22 434	22 854
to expand operations	27 567	25 562	23 370
Comprising
Subsidiary companies	43 133	43 794	45 775
Proportionate share of joint ventures	2 686	4 202	449

	45 819	47 996	46 224

Estimated expenditure
Within one year	24 805	26 491	17 321
One to two years	16 415	15 297	12 036
Two to three years	2 590	4 937	6 398
Three to four years	1 967	424	6 849
Four to five years	28	820	1 617
More than five years	14	27	2 003

	45 819	47 996	46 224

Business segmentation
South African energy cluster	29 832	27 561	29 630
Mining	10 165	6 113	7 507
Gas	1 259	1 994	567
Synfuels	16 680	17 036	19 438
Oil	1 728	2 418	2 118
International energy cluster	3 883	5 657	2 931
Synfuels International	679	384	695
Petroleum International	3 204	5 273	2 236
Chemical cluster	10 606	12 442	12 872
Polymers	1 616	1 324	1 914
Solvents	186	272	474
Olefins & Surfactants	4 205	2 775	886
Other chemical businesses	4 599	8 071	9 598
Other businesses	1 498	2 336	791

Total operations	45 819	47 996	46 224

Sasol Limited Group

Notes to the Financial Statements (Continued)

2      Property, plant and equipment (Continued)

Significant commitments at 30 June 2012 include:

Project	Business unit	2012	2011	2010

		Rm	Rm	Rm
Impumelelo colliery to maintain Brandspruit mine operation	Mining	3 697	3 986	4 543
Replacement of Twistdraai colliery operation	Mining	4 782	—	—
Thubelisha shaft to maintain Twistdraai colliery operation	Mining	549	1 197	2 444
Acquisition of prospecting rights	Mining	465	535	—
Mozambique natural gas pipeline	Gas	897	1 409	67
Gas heated heat exchange reformers	Synfuels	723	1 136	1 882
Volatile organic compounds abatement programme	Synfuels	1 355	1 676	1 795
Coal tar filtration project	Synfuels	1 503	1 655	—
Additional gasifiers in gas production	Synfuels	813	1 097	1 758
Water recovery growth	Synfuels	1 038	1 357	1 647
Major shutdown and statutory maintenance	Synfuels	1 892	1 174	1 387
Replacement of tar tanks and separators	Synfuels	1 859	867	318
Reforming gas improvement project	Synfuels	306	739	1 296
Replacement of steam turbines at steam plant	Synfuels	586	689	802
Second life cycle replacement of corroded fire water network	Synfuels	446	462	—
Recovery of ethane and heavier hydrocarbons from natural gas	Synfuels	191	423	—
Improvement of synthol total feed compressors	Synfuels	216	257	382
Building of shutdown and service provider ablutions' facilities	Synfuels	195	231	—
De-bottlenecking of cold separation	Synfuels	160	228	218
Sulphur house decanter replacement	Synfuels	120	209	—
Power generation with open cycle turbines	Synfuels	139	201	502
16th Oxygen train project	Synfuels	81	174	849
10th Sasol advanced synthol reactor	Synfuels	27	164	542
Combined waste heat boilers	Synfuels	146	134	172
Replace circulation water preheaters at gas reforming plant	Synfuels	110	113	201
Selective catalytic cracker—baseline optimisation project	Synfuels	624	—	37
Lining of effluent dam project	Synfuels	324	—	—
Clean Fuels 2 project	Synfuels	250	—	—
Steam plant emergency shut down	Synfuels	224	—	—
Secunda Natref pipeline project	Oil	276	509	769
Project wholesale logistics	Oil	133	439	178
Upgrade of retail convenience centres	Oil	277	334	407
Diesel unifier project	Oil	21	291	117
3rd Catalyst plant in Sasolburg, South Africa	Synfuels International	94	156	374

Sasol Limited Group

Notes to the Financial Statements (Continued)

2      Property, plant and equipment (Continued)

Project	Business unit	2012	2011	2010

		Rm	Rm	Rm
Mozambique expansion	Petroleum International	279	1 129	1 082
Canadian shale gas exploration and development	Petroleum International	2 177	3 879	—
Ethylene purification unit	Polymers	296	1 004	1 731
C3 Stabilisation project	Polymers	939	—	—
Ethylene tetramerisation project in North America	Olefins & Surfactants	1 132	1 469	—
Acquistion of land in North America	Olefins & Surfactants	961	—	—
Limestone ammonium nitrate (LAN) replacement project	Other chemical businesses	97	302	737
Fischer-Tropsch wax expansion project	Other chemical businesses	3 181	5 839	7 560
Sasolburg gas power engines	Other businesses	805	1 754	—
Other projects	Various	11 433	10 778	12 427

		45 819	47 996	46 224

Funding

        Capital expenditure will be financed from funds generated out of normal business operations, existing borrowing facilities and specific project financing.

Sasol Limited Group

Notes to the Financial Statements (Continued)

3      Assets under construction

	Note	2012	2011	2010

		Rm	Rm	Rm
Cost
Balance at beginning of year		29 752	21 018	14 496
Acquisition of interests in joint ventures	55	24	3 114	—
Additions		26 720	18 877	14 060
to sustain existing operations		9 761	8 658	7 867
to expand operations		16 959	10 219	6 193
Finance expenses capitalised	40	24	43	58
Impairment of assets under construction	42	(879)	(2)	(61)
Reversal of impairment of assets under construction	42	—	2	2
Write off of unsuccessful exploration wells	42	(270)	(441)	(58)
Transfer to inventories		—	(2)	(8)
Projects capitalised		(22 385)	(12 634)	(7 348)
property, plant and equipment	2	(22 206)	(12 480)	(7 088)
other intangible assets	5	(179)	(154)	(260)
Reclassification to held for sale		—	(32)	—
Translation of foreign operations	47	850	(72)	(84)
Disposals and scrapping		(251)	(119)	(39)

Balance at end of year		33 585	29 752	21 018

Comprising
Property, plant and equipment under construction		28 377	25 154	19 566
Other intangible assets under construction		300	185	80
Exploration and evaluation assets		4 908	4 413	1 372

		33 585	29 752	21 018

Business segmentation
South African energy cluster		13 840	14 857	14 599
Mining		2 935	2 744	1 274
Gas		1 164	531	1 108
Synfuels		8 017	10 236	11 303
Oil		1 724	1 346	914
International energy cluster		6 854	8 216	3 118
Synfuels International		299	1 103	899
Petroleum International		6 555	7 113	2 219
Chemical cluster		10 886	5 909	3 077
Polymers		1 928	1 066	452
Solvents		244	319	562
Olefins & Surfactants		1 619	543	425
Other chemical businesses		7 095	3 981	1 638
Other businesses		2 005	770	224

Total operations		33 585	29 752	21 018

Sasol Limited Group

Notes to the Financial Statements (Continued)

3      Assets under construction (Continued)

	Property, plant and equipment under construction	Other intangible assets under construction	Exploration and evaluation assets	Total

	Rm	Rm	Rm	Rm
Cost
Balance at 30 June 2011	25 154	185	4 413	29 752
Acquisition of interests in joint ventures	24	—	—	24
Additions	25 828	271	621	26 720
to sustain existing operations	9 524	237	—	9 761
to expand operations	16 304	34	621	16 959
Reclassification of assets under construction	(22)	22	—	—
Finance expenses capitalised	24	—	—	24
Impairment of assets under construction	(131)	(1)	(747)	(879)
Write off of unsuccessful exploration wells	—	—	(270)	(270)
Projects capitalised	(22 596)	(179)	390	(22 385)
Translation of foreign operations	346	3	501	850
Disposals and scrapping	(250)	(1)	—	(251)

Balance at 30 June 2012	28 377	300	4 908	33 585

	2012	2011	2010

	Rm	Rm	Rm
Additions to assets under construction (cash flow)
To sustain existing operations	9 735	8 641	7 849
current year additions	9 761	8 658	7 867
adjustments for non-cash items
cash flow hedge accounting	—	3	(8)
other non-cash movements	(32)	—	—
movement in environmental provisions capitalised	6	(20)	(10)
To expand operations	16 783	10 220	6 174
current year additions	16 959	10 219	6 193
adjustments for non-cash items
cash flow hedge accounting	(21)	5	(18)
movement in environmental provisions capitalised	(155)	(4)	(1)

Per the statement of cash flows	26 518	18 861	14 023

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

Notes to the Financial Statements (Continued)

3      Assets under construction (Continued)

Capital expenditure

Significant projects to sustain operations

        As part of the normal plant operations, the group incurs capital expenditure to replace or modify significant components of plant to maintain the useful lives of the plant operations and improve plant efficiencies. Of the R9 735 million to sustain operations, R8 866 million (2011—R7 631 million; 2010—R7 538 million) relates to expenditure incurred to sustain existing operations. Other expenditure includes amounts incurred to meet legal and environmental obligations.

Sasol Limited Group

Notes to the Financial Statements (Continued)

3      Assets under construction (Continued)

Significant projects to sustain operations include:

Project	Business unit	2012	2011	2010

		Rm	Rm	Rm
Thubelisha shaft to maintain Twistdraai colliery operation	Mining	530	1 175	752
Impumelelo colliery to maintain Brandspruit mine operation	Mining	584	155	88
Refurbishments of continuous miners	Mining	85	61	60
Mining renewal	Mining	121	92	—
Major shutdown and statutory maintenance	Synfuels	1 636	1 412	1 484
Replacement of air heater systems at boiler 9	Synfuels	9	193	301
Improvement of synthol total feed compressors	Synfuels	41	117	266
Selective catalytic cracker—baseline optimisation project	Synfuels	37	31	231
Ash-lock project	Synfuels	120	90	181
Volatile organic compounds abatement programme	Synfuels	321	252	64
Replacement of steam turbines at steam plant	Synfuels	104	113	60
Refurbishment of the utility cooling water towers	Synfuels	58	68	55
Change plant to reduce benzene fuel	Synfuels	18	30	25
Secunda Natref pipeline project	Oil	213	279	155
Project wholesale logistics	Oil	305	199	—
Replace hydrofluoric acid relief gas scrubber and external regenerator	Oil	95	165	—
Diesel unifier project	Oil	96	77	154
Depot expansion project	Oil	8	73	148
Shutdown and statutory maintenance	Oil	200	49	—
ORYX GTL statutory maintenance	Synfuels International	29	110	264
Upgrade of central processing facility at Sasol Petroleum Temane	Petroleum International	18	52	77
Mozambique onshore drilling	Petroleum International	—	129	—
Replacement of Infrachem laboratory	Other chemical businesses	56	104	101
Replacement of cranes	Other businesses	41	15	27
Replacement of information management systems and software	Other businesses	216	188	127
Other projects to sustain existing operations	Various	3 925	2 402	2 918
Expenditure related to other environmental obligations	Various	587	961	126
Expenditure incurred relating to other safety regulations	Various	282	49	185

		9 735	8 641	7 849

Sasol Limited Group

Notes to the Financial Statements (Continued)

3      Assets under construction (Continued)

Significant projects to expand operations include:

Project	Business unit	2012	2011	2010

		Rm	Rm	Rm
Pipeline expansion—1st compressor	Gas	486	177	186
Additional gasifiers in gas production	Synfuels	284	661	—
Reforming gas improvement project	Synfuels	433	557	—
Power generation with open cycle turbines	Synfuels	41	307	842
16th Oxygen train project	Synfuels	106	559	970
10th Sasol advanced synthol reactor	Synfuels	171	378	463
Gas heated heat exchange reformers	Synfuels	669	608	354
Ethane and heavier hydrocarbons	Synfuels	233	—	—
3rd Catalyst plant in Sasolburg, South Africa	Synfuels International	68	218	465
Uzbekistan GTL plant	Synfuels International	72	—	—
Canadian shale gas exploration and development	Petroleum International	6 441	1 242	—
Mozambique exploration and development	Petroleum International	391	675	484
West Africa development	Petroleum International	93	197	83
Gas exploration project in Australia	Petroleum International	276	—	—
Ethylene purification unit	Polymers	673	675	109
2nd and 3rd Octene trains	Solvents	—	124	—
Ethylene tetramerisation project in North America	Olefins & Surfactants	809	68	—
Limestone ammonium nitrate (LAN) replacement project	Other chemical businesses	350	367	—
Fischer-Tropsch wax expansion project	Other chemical businesses	2 884	1 720	564
Sasolburg gas power engines	Other businesses	949	—	—
Other projects	Various	1 354	1 687	1 654

		16 783	10 220	6 174

Sasol Limited Group

Notes to the Financial Statements (Continued)

4      Goodwill

	Note	2012	2011	2010

		Rm	Rm	Rm
Cost
Balance at beginning of year		1 702	1 659	1 877
Translation of foreign operations	47	300	43	(218)

Balance at end of year		2 002	1 702	1 659

Accumulated impairment
Balance at beginning of year		955	921	1 072
Translation of foreign operations	47	260	34	(151)

Balance at end of year		1 215	955	921

Carrying value at end of year		787	747	738

Business segmentation
South African energy cluster
Oil		85	85	85
Chemical cluster
Solvents		210	180	184
Olefins & Surfactants		213	224	203
Other chemical businesses		279	258	266
Wax		185	163	171
Nitro		94	95	95

Total operations		787	747	738

        For the purposes of impairment testing, goodwill is allocated to the smallest cash generating unit. Impairment testing in respect of goodwill is performed at each reporting date by comparing the recoverable amount based on the value-in-use of the cash generating unit to the carrying amount as described in note 42.

Sasol Limited Group

Notes to the Financial Statements (Continued)

5      Other intangible assets

	Note	2012	2011	2010

		Rm	Rm	Rm
Cost
Balance at beginning of year		3 389	3 142	3 067
Additions		146	272	256
to sustain existing operations		146	260	255
to expand operations		—	12	1
Net transfer from / (to) property, plant and equipment	2	1	—	(1)
Assets under construction capitalised	3	179	154	260
Transfer to inventories		—	—	(3)
Net reclassification (to)/ from held for sale		(18)	—	6
Translation of foreign operations	47	113	4	(173)
Disposal of businesses		—	—	(1)
Disposals and scrapping		(268)	(183)	(269)

Balance at end of year		3 542	3 389	3 142

Comprising
Software		1 522	1 345	1 301
Patents and trademarks		990	926	916
Emission rights		311	326	274
Other intangible assets		719	792	651

		3 542	3 389	3 142

Accumulated amortisation and impairment
Balance at beginning of year		2 124	1 949	1 999
Current year charge	34	229	235	203
Net impairment of assets / (reversal of impairment)	42	115	12	(14)
Net transfer to property, plant and equipment	2	—	—	(23)
Transfer to inventories		—	—	(1)
Net reclassification from held for sale		—	—	6
Translation of foreign operations	47	65	12	(104)
Disposal of businesses		—	—	(1)
Disposals and scrapping		(205)	(84)	(116)

Balance at end of year		2 328	2 124	1 949

Comprising
Software		1 088	946	868
Patents and trademarks		748	690	649
Emission rights		108	46	26
Other intangible assets		384	442	406

		2 328	2 124	1 949

Sasol Limited Group

Notes to the Financial Statements (Continued)

5      Other intangible assets (Continued)

	2012	2011	2010

	Rm	Rm	Rm
Carrying value
Software	434	399	433
Patents and trademarks	242	236	267
Emission rights	203	280	248
Other intangible assets	335	350	245

	1 214	1 265	1 193

	Software	Patents and trademarks	Emission rights	Other intangible assets	Total

	Rm	Rm	Rm	Rm	Rm
Cost
Balance at 30 June 2011	1 345	926	326	792	3 389
Additions to sustain existing operations	32	3	97	14	146
Net transfer from property, plant and equipment	1	—	—	—	1
Assets under construction capitalised	154	6	—	19	179
Reclassification of intangible assets	—	13	—	(13)	—
Net reclassification to held for sale	—	—	(18)	—	(18)
Translation of foreign operations	17	44	16	36	113
Disposals and scrapping	(27)	(2)	(110)	(129)	(268)

Balance at 30 June 2012	1 522	990	311	719	3 542

Accumulated amortisation and impairment
Balance at 30 June 2011	946	690	46	442	2 124
Current year charge	152	33	—	44	229
Impairment of assets	—	—	114	1	115
Translation of foreign operations	15	27	(1)	24	65
Disposals and scrapping	(25)	(2)	(51)	(127)	(205)

Balance at 30 June 2012	1 088	748	108	384	2 328

Carrying value at 30 June 2012	434	242	203	335	1 214

Carrying value at 30 June 2011	399	236	280	350	1 265

	2012	2011	2010

	Rm	Rm	Rm
To sustain existing operations	49	118	50
current year additions	146	260	255
adjustments for non-cash item emission rights received	(97)	(142)	(205)
To expand operations	—	12	1
current year additions	—	12	1

Per the statement of cash flows	49	130	51

Sasol Limited Group

Notes to the Financial Statements (Continued)

5      Other intangible assets (Continued)

	2012	2011	2010

	Rm	Rm	Rm
Additional disclosures
Cost price of fully amortised and fully impaired assets still in use	796	767	776

Amortisation of intangible assets

        Amortisation rates on intangible assets are noted on page F-22. Emission rights are not subject to amortisation. The assessment that the estimated useful lives of these assets are indefinite is based on the assumption that emission rights can be utilised over an indefinite number of years as there are no limitations on the transferability thereof. This assessment is reviewed at least annually. The recoverable amount of emission rights is determined based on their quoted market price.

	2012	2011	2010

	Rm	Rm	Rm
Estimated future aggregate amortisation
Within one year	229	252	248
One to two years	194	174	177
Two to three years	123	135	129
Three to four years	86	89	100
Four to five years	67	58	65
More than five years	312	277	226

	1 011	985	945
Assets not subject to amortisation (emission rights)	203	280	248

	1 214	1 265	1 193

	2012	2011	2010

	Rm	Rm	Rm
Business segmentation of emission rights
Chemical cluster
Solvents	35	52	42
Olefins & Surfactants	137	192	165
Other chemical businesses	21	10	11
Wax	6	8	8
Merisol	15	2	3
Other businesses
Sasol Financing	10	26	30

Total operations	203	280	248

Sasol Limited Group

Notes to the Financial Statements (Continued)

5      Other intangible assets (Continued)

Capital commitments

        Capital commitments include all projects for which specific board approval has been obtained at the reporting date. Projects still under investigation for which specific board approvals have not yet been obtained are excluded from the following:

	2012	2011	2010

	Rm	Rm	Rm
Authorised and contracted for	422	266	112
Authorised but not yet contracted for	204	247	245
Less expenditure to the end of year	(305)	(188)	(84)

	321	325	273

        These capital commitments are in respect of subsidiary companies only.

Funding

        Capital expenditure will be financed from funds generated out of normal business operations and existing borrowing facilities.

6      Investments in securities

	Note	2012	2011	2010

		Rm	Rm	Rm
Investments available-for-sale	6.1	206	189	245
long-term investments		206	189	168
short-term investment*		—	—	77
Investment held-for-trading	6.2	34	30	—
Investments held-to-maturity	6.3	472	445	417

Investments in securities per statement of financial position		712	664	662

long-term portion		712	664	585
short-term portion		—	—	77

*
In 2006, sEnergy Insurance Limited had suspended its underwriting activities. In 2011, the company was liquidated and Sasol's initial investment in the company was repaid.

Sasol Limited Group

Notes to the Financial Statements (Continued)

6      Investments in securities (Continued)

6.1   Investments available-for-sale

	Note	2012	2011	2010

		Rm	Rm	Rm
Balance at beginning of year		189	245	264
Investments purchased		13	13	17
Investments sold		(1)	(77)	(14)
Impairment of investments	42	—	—	(1)
Revaluation to fair value		(3)	—	4
Disposal of businesses	56	(2)	—	—
Translation of foreign operations	47	10	8	(25)

Balance at end of year		206	189	245

Fair value of investments available-for-sale

        The fair value of the unlisted equity investments cannot be determined as there is no quoted price available for an identical or similar instrument in an active market. Accordingly, these investments are carried at their original cost less impairment in the statement of financial position.

Name	Country of incorporation	Nature of business	Interest	2012	2011	2010

			%	Rm	Rm	Rm
Investments available-for-sale
Aetylen Rohrleitungsgesellschaft GmbH & Co KG	Germany	Pipeline business	20	152	145	135
sEnergy Insurance Limited	Bermuda	Insurance	6	—	—	77
Other			various	54	44	33

				206	189	245

        The unlisted investments represent strategic investments of the group and are long term in nature as management has no intention of disposing of these investments in the foreseeable future.

6.2   Investment held-for-trading

	2012	2011

	Rm	Rm
Balance at beginning of year	30	—
Investments purchased	—	30
Foreign exchange differences recognised in income statement	4	—

Balance at end of year	34	30

        The investment held-for-trading represents a strategic investment of the group and is long term in nature as management has no intention of disposing of this investment in the foreseeable future. This investment has no fixed or determinable repayments and is managed based on its fair value at each reporting period.

Sasol Limited Group

Notes to the Financial Statements (Continued)

6      Investments in securities (Continued)

Fair value of investment held-for-trading

        The fair value of the unlisted equity investment cannot be determined as there is no quoted price available for an identical or similar instrument in an active market. Accordingly, this investment is carried at its original cost less impairment in the statement of financial position.

Name	Country of incorporation	Nature of business	Interest	2012	2011

			%	Rm	Rm
Investment held-for-trading
CO2 Technology Centre Mongstad DA	Norway	Carbon capture	2,44	34	30

6.3   Investments held-to-maturity

	2012	2011	2010

	Rm	Rm	Rm
At amortised cost
Balance at beginning of year	445	417	387
Reinvestment of funds	27	28	30

Balance at end of year	472	445	417

Fair value of investments held-to-maturity

        The fair value of investments held-to-maturity is determined using a discounted cash flow method using market related rates at 30 June. The market related rates used to discount estimated cash flows were between 5,77% and 6,03% (2011—6,14% and 7,15%).

	2012	2011	2010

	Rm	Rm	Rm
Fair value of investments held-to-maturity	472	445	417

        At 30 June, the group's investments held-to-maturity and their carrying values were:

Name	Country of incorporation	Nature of business	Interest rate at 30 June 2012	2012	2011	2010

			%	Rm	Rm	Rm
Investments held-to-maturity
Long-term fixed deposits with fixed interest and fixed or determinable maturity dates	South Africa	Investment*	5,77%—6,03%	472	445	417

*
The long-term fixed deposits are restricted for use as they are held in a separate trust to be used exclusively for rehabilitation purposes at Sasol Mining.

Sasol Limited Group

Notes to the Financial Statements (Continued)

7      Investments in associates

	Note	2012	2011	2010

		Rm	Rm	Rm
Balance at beginning of year		3 071	3 573	2 170
Disposal of associate		(29)	—	—
Additional investments in associates		81	91	1 248
Reclassification to long-term receivables		(434)	—	—
Reclassification to other receivables	14	(859)	—	—
Share of profit of associates, net of dividends received		118	(105)	164
Impairment of investment in associate	42	(64)	(123)	—
Effect of translation of foreign operations	47	676	(365)	(9)

Balance at end of year		2 560	3 071	3 573

Comprising
Investments at cost (net of impairment)		2 050	3 306	3 365
Share of post-acquisition reserves		510	(235)	208

		2 560	3 071	3 573

Sasol Limited Group

Notes to the Financial Statements (Continued)

7      Investments in associates (Continued)

Fair value of investments in associates

        The fair value of investments in associates is determined using a discounted cash flow method using market related rates at 30 June. The market related rates used to discount estimated cash flows were between 9,38% and 11,20% (2011—9,10% and 9,72%).

	Note	2012	2011	2010

		Rm	Rm	Rm
Estimated fair value of investments in associates		5 340	6 439	6 301

Dividends received from associates	52	361	397	53

Business segmentation
Synfuels		6	8	8
Synfuels International		1 689	2 351	2 701
Polymers		863	678	830
Other chemical businesses		2	2	2
Other businesses		—	32	32

Total operations		2 560	3 071	3 573

Key financial information of associates*
Non-current assets		66 608	44 645	39 886
property, plant and equipment		3 534	3 279	3 546
assets under construction		63 032	41 325	36 041
other non-current assets		42	41	299
Current assets		47 050	5 006	9 644

Total assets		113 658	49 651	49 530

Shareholders' equity		25 701	20 852	23 382
Long-term debt (interest bearing)		—	5	5
Long-term provisions		4	—	—
Other non-current liabilities		22 583	27 002	24 299
Interest bearing current liabilities		777	860	815
Non-interest bearing current liabilities		64 593	932	1 029

Total equity and liabilities		113 658	49 651	49 530

Total turnover		9 936	6 886	5 827

Operating profit		4 713	3 071	2 295
Finance income		61	61	2
Finance expenses		(12)	(80)	(33)

Profit before tax		4 762	3 052	2 264
Taxation		(1 164)	(771)	(571)

Profit		3 598	2 281	1 693

*
The financial information provided represents the full financial position and results of the associates.

Sasol Limited Group

Notes to the Financial Statements (Continued)

7      Investments in associates (Continued)

        There were no contingent liabilities at 30 June 2012 relating to associates other than as disclosed in note 57.

        At 30 June, the group's total investment in the Escravos gas-to-liquids (EGTL) project was:

	Note	2012	2011	2010

		Rm	Rm	Rm
Investment in associate		1 689	2 351	2 702
Loan to associate classified as long-term receivables		434	—	—
Loan to associate classified as other receivables	14	859	—	—

		2 982	2 351	2 702

        No additional amounts in the current year (2011—R148 million, 2010—R1 266 million) has been committed by the group for further development of the EGTL project.

        Impairment testing in respect of investments in associates is performed at each reporting date by comparing the recoverable amount based on the value-in-use of the cash generating unit to the carrying amount as described in note 42.

        At 30 June, the group's associates, interest in those associates and the total carrying values were:

				Carrying value
	Country of incorporation	Nature of business
Name			Interest	2012	2011	2010

			%	Rm	Rm	Rm
Escravos GTL (EGTL)*	Nigeria	GTL plant	10	1 689	2 351	2 702
Optimal Olefins Malaysia Sdn Bhd**	Malaysia	Ethane and propane gas cracker	12	684	538	676
Wesco China Limited	Hong Kong	Trading and distribution of raw plastic materials	40	178	140	154
Other			various	9	42	41

				2 560	3 071	3 573

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

8      Post-retirement benefit assets

	Note	2012	2011 Restated (Note 1)	2010 Restated (Note 1)

		Rm	Rm	Rm
Post-retirement benefit assets	20.2	313	265	178

        For further details of post-retirement benefit assets, refer note 20.2.

9      Long-term receivables and prepaid expenses

	Note	2012	2011	2010

		Rm	Rm	Rm
Total long-term receivables		1 451	1 482	1 317
Short-term portion	14	(78)	(24)	(169)

		1 373	1 458	1 148
Long-term prepaid expenses		158	75	93

		1 531	1 533	1 241

Comprising
Long-term joint venture receivables (interest bearing)		51	891	791
Long-term interest-bearing loans		968	457	307
Long-term interest-free loans		354	110	50

		1 373	1 458	1 148

Maturity profile
Within one year		78	24	169
One to two years		327	48	325
Two to three years		232	348	320
Three to four years		141	341	164
Four to five years		226	340	9
More than five years		447	381	330

		1 451	1 482	1 317

Currency analysis
Euro		504	1 306	1 243
US dollar		502	7	34
Rand		237	34	38
Other currencies		208	135	2

		1 451	1 482	1 317

Sasol Limited Group

Notes to the Financial Statements (Continued)

9      Long-term receivables and prepaid expenses (Continued)

	2012	2011	2010

	Rm	Rm	Rm
Geographic information
South Africa	272	35	44
Rest of Africa	450	7	9
Europe	671	545	324
North America	—	—	19
Middle East and India	7	894	919
Far East	51	1	2

	1 451	1 482	1 317

Fair value of long-term loans and receivables

        The fair value of long-term receivables is determined using a discounted cash flow method using market related rates at 30 June. The fair value of long-term interest bearing receivables approximates the carrying value as market related rates of interest are charged on these outstanding amounts.

        The interest-free loans relate primarily to deposits on office rental space in terms of various operating lease agreements. These amounts were considered to be recoverable as at 30 June 2012.

	2012	2011	2010

	Rm	Rm	Rm
Fair value of long-term receivables	1 451	1 482	1 317

Impairment of long-term loans and receivables

        Long-term loans and receivables that are not past their due date are not considered to be impaired, except in situations where they are part of individually impaired long-term loans and receivables.

Collateral

        The group holds collateral over certain long-term receivables related to the investment in EGTL. (Refer note 7).

10    Long-term financial assets

	2012	2011	2010

	Rm	Rm	Rm
Forward exchange contracts	194	21	2

Arising on long-term derivative financial instruments	194	21	2

used for cash flow hedging	1	1	—
held-for-trading	193	20	2

Sasol Limited Group

Notes to the Financial Statements (Continued)

10    Long-term financial assets (Continued)

        Long-term financial assets include the revaluation of in-the-money derivative instruments, refer note 63.

Fair value of derivative financial instruments

        The fair value of derivatives is based on market valuations.

Forward exchange contracts

        The fair value gains were determined by recalculating the daily forward rates for each currency using a forward rate interpolator model. The net market value of all forward exchange contracts at year end is calculated by comparing the forward exchange contracted rates to the equivalent year end market foreign exchange rates. The present value of these net market values are then determined using the appropriate currency specific discount curve.

Current assets

	Note	2012	2011	2010

		Rm	Rm	Rm
Investments in securities	6	—	—	77
Assets in disposal groups held for sale	11	18	54	16
Inventories	12	20 668	18 512	16 472
Tax receivable	27	325	49	356
Trade receivables	13	23 159	21 628	18 624
Other receivables and prepaid expenses	14	2 815	1 497	1 417
Short-term financial assets	15	426	22	50
Cash restricted for use	16	5 314	3 303	1 841
Cash	16	12 746	14 716	14 870

		65 471	59 781	53 723

11    Disposal groups held for sale

	Note	2012	2011	2010

		Rm	Rm	Rm
Assets in disposal groups held for sale
Sasol Nitro emission rights	11.1	18	—	—
Sasol Nitro fertiliser businesses	11.1	—	23	—
Sasol Petroleum International exploration assets	11.2	—	31	—
Sasol Italy Paderno Dugnano site	11.3	—	—	16

		18	54	16

Liabilities in disposal groups held for sale
Sasol Italy Paderno Dugnano site	11.3	—	—	(4)

		—	—	(4)

Sasol Limited Group

Notes to the Financial Statements (Continued)

11    Disposal groups held for sale (Continued)

11.1 Sasol Nitro

        During 2012, Sasol Nitro entered into negotiations with a potential buyer to dispose of certified emission reduction certificates. The sale is expected to be completed in the next 12 months.

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

11.2 Sasol Petroleum International

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

12    Inventories

	2012	2011	2010

	Rm	Rm	Rm
Carrying value
Crude oil and other raw materials	3 433	3 708	2 569
Process material	1 519	1 248	1 396
Maintenance materials	3 547	2 929	2 851
Work in process	1 868	1 473	1 323
Manufactured products	10 111	8 998	8 215
Consignment inventory	190	156	118

	20 668	18 512	16 472

Inventories carried at net realisable value
(taken into account in the carrying value of inventories above)
Crude oil and other raw materials	54	12	146
Process material	94	40	32
Maintenance materials	—	7	102
Manufactured products	3 694	1 007	2 040

	3 842	1 066	2 320

Sasol Limited Group

Notes to the Financial Statements (Continued)

12    Inventories (Continued)

	Note	2012	2011	2010

		Rm	Rm	Rm
Write-down/(reversal of write-down) of inventories to net realisable value
Crude oil and other raw materials		8	8	42
Process material		8	12	(54)
Maintenance materials		—	—	4
Manufactured products		315	92	126

Income statement charge	34	331	112	118

Inventory obsolescence
(taken into account in the carrying value of inventories above)
Balance at beginning of year		504	421	388
Raised during year		259	194	168
Utilised during year		(84)	(84)	(110)
Released during year		(70)	(27)	(13)
Foreign exchange differences recognised in income statement		1	—	—
Translation of foreign operations		10	—	(12)

Balance at end of year		620	504	421

Business segmentation
South African energy cluster		8 274	7 780	6 622
Mining		939	789	847
Gas		57	47	40
Synfuels		2 420	1 994	1 874
Oil		4 858	4 950	3 861
International energy cluster		1 075	750	995
Synfuels International		987	726	973
Petroleum International		88	24	22
Chemical cluster		11 304	9 968	8 837
Polymers		2 107	1 490	1 498
Solvents		2 318	1 944	2 108
Olefins & Surfactants		4 721	4 482	3 129
Other chemical businesses		2 158	2 052	2 102
Other businesses		15	14	18

Total operations		20 668	18 512	16 472

        The impact of higher crude oil and lower chemical product prices has resulted in a net realisable value write-down of R331 million in 2012 (2011—R120 million; 2010—R172 million). The reversal of the net realisable value write-down amounted to Rnil million in 2012 (2011—R8 million; 2010—R54 million).

        No inventories are encumbered.

\ Table of Contents

Sasol Limited Group

Notes to the Financial Statements (Continued)

13    Trade receivables

	Note	2012	2011	2010

		Rm	Rm	Rm
Trade receivables*		20 520	20 406	17 006
Related party receivables		1 146	434	375
associates		357	163	223
joint ventures		789	271	152
Impairment of trade receivables		(509)	(442)	(307)

Receivables		21 157	20 398	17 074
Duties recoverable from customers*		436	106	286
Value added tax		1 566	1 124	1 264

		23 159	21 628	18 624

Currency analysis
Euro		5 288	4 818	3 648
US dollar		5 658	5 453	4 809
Rand		9 034	9 047	7 851
Pound sterling		95	174	106
Other currencies		1 082	906	660

		21 157	20 398	17 074

Impairment of trade receivables
Balance at beginning of year		(442)	(307)	(258)
Disposal of businesses		—	5	—
Raised during year	36	(135)	(293)	(138)
Utilised during year		2	80	53
Released during year	36	74	76	15
Translation of foreign operations		(8)	(3)	21

Balance at end of year		(509)	(442)	(307)

*
Duties recoverable from customers amounting to R1 621 million in 2011 and R1 778 million in 2010 were reclassified to trade receivables having risks and rewards more closely aligned to trade receivables.

Sasol Limited Group

Notes to the Financial Statements (Continued)

13    Trade receivables (Continued)

        Credit risk exposure in respect of trade receivables is analysed as follows:

Age analysis of trade receivables

	Carrying value 2012	Impairment 2012	Carrying value 2011	Impairment 2011

	Rm	Rm	Rm	Rm
Not past due date	18 647	7	18 558	171
Past due 0–30 days	1 165	9	1 332	62
Past due 31–150 days	159	20	257	21
Past due 151 days–one year	384	321	75	11
More than one year*	165	152	184	177

	20 520	509	20 406	442

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

	2012	2011	2010

	Rm	Rm	Rm
Business segmentation
South African energy cluster	8 148	7 666	7 038
Mining	165	129	47
Gas	467	377	379
Synfuels	185	305	176
Oil	7 331	6 850	6 434
Other	—	5	2
International energy cluster	973	1 105	533
Synfuels International	696	970	335
Petroleum International	277	135	198
Chemical cluster	13 930	12 852	10 997
Polymers	4 854	3 356	2 543
Solvents	2 917	2 733	2 704
Olefins & Surfactants	4 192	4 939	4 016
Other chemical businesses	1 967	1 824	1 734
Other businesses	108	5	56

Total operations	23 159	21 628	18 624

Sasol Limited Group

Notes to the Financial Statements (Continued)

13    Trade receivables (Continued)

Fair value of trade receivables

        The carrying value approximates fair value because of the short period to maturity of these instruments.

Collateral

        The group holds no collateral over the trade receivables which can be sold or repledged to a third party.

Geographic information

	2012	2011	2010

	Rm	Rm	Rm
South Africa	10 803	10 119	9 443
Rest of Africa	601	387	281
Europe	5 369	6 073	4 455
North America	1 803	1 770	1 695
South America	453	352	296
South-East Asia and Australasia	1 232	663	526
Middle East and India	1 906	1 483	1 202
Far East	992	781	726

	23 159	21 628	18 624

14    Other receivables and prepaid expenses

	Note	2012	2011	2010

		Rm	Rm	Rm
Insurance related receivables		260	189	121
Capital project related receivables		82	173	29
Receivables related to exploration activities		67	18	48
Employee related receivables		66	38	42
Receivable related to investment in EGTL	7	859	—	—
Other receivables		926	580	504

		2 260	998	744
Short-term portion of long-term receivables	9	78	24	169

Other receivables		2 338	1 022	913
Prepaid expenses		477	475	504

		2 815	1 497	1 417

Sasol Limited Group

Notes to the Financial Statements (Continued)

14    Other receivables and prepaid expenses (Continued)

	2012	2011	2010

	Rm	Rm	Rm
Business segmentation
South African energy cluster	451	379	387
Mining	23	47	138
Gas	3	25	7
Synfuels	290	232	178
Oil	135	75	64
International energy cluster	1 151	278	189
Synfuels International	954	67	136
Petroleum International	197	211	53
Chemical cluster	688	507	539
Polymers	375	218	278
Solvents	60	82	71
Olefins & Surfactants	163	133	135
Other chemical businesses	90	74	55
Other businesses	525	333	302

Total operations	2 815	1 497	1 417

Currency analysis
Euro	288	141	149
US dollar	1 236	247	237
Rand	554	394	265
Other currencies	182	216	93

	2 260	998	744

Geographic information

	2012	2011	2010

	Rm	Rm	Rm
South Africa	699	572	489
Rest of Africa	898	55	36
Europe	637	441	379
North America	161	222	179
South-East Asia and Australasia	27	10	11
Middle East and India	380	173	304
Far East	13	24	19

	2 815	1 497	1 417

Fair value of other receivables

        The carrying value approximates fair value because of the short period to maturity of these instruments.

Sasol Limited Group

Notes to the Financial Statements (Continued)

15    Short-term financial assets

	Note	2012	2011	2010

		Rm	Rm	Rm
Forward exchange contracts		400	22	50
Commodity derivatives		26	—	—

Arising on short-term derivative financial instruments		426	22	50

used for cash flow hedging		3	4	2
held-for-trading		423	18	48

        Short-term financial assets include the revaluation of in-the-money derivative instruments, refer note 63.

Fair value of derivative financial instruments

        The fair value of derivatives is based upon market valuations.

Forward exchange contracts

        The fair value gains were determined by recalculating the daily forward rates for each currency using a forward rate interpolator model. The net market value of all forward exchange contracts at year end is calculated by comparing the forward exchange contracted rates to the equivalent year end market foreign exchange rates. The present values of these net market values are then determined using the appropriate currency specific discount curve.

Commodity derivatives

        The fair value of commodity derivatives is determined by reference to quoted market prices for similar instruments.

16    Cash and cash equivalents

	2012	2011	2010

	Rm	Rm	Rm
Cash restricted for use	5 314	3 303	1 841
Cash	12 746	14 716	14 870
Bank overdraft	(222)	(209)	(119)

Per the statement of cash flows	17 838	17 810	16 592

Cash restricted for use
In trust	53	257	209
In respect of joint ventures	3 981	1 320	1 176
In cell captive insurance company	347	301	239
Funds not available for general use	760	1 262	—
Held as collateral	68	75	87
Other	105	88	130

	5 314	3 303	1 841

Sasol Limited Group

Notes to the Financial Statements (Continued)

16    Cash and cash equivalents (Continued)

Included in cash restricted for use:

  •
  Cash held in trust of R53 million (2011—R257 million; 2010—R209 million) is restricted for use and is being held in escrow for the funding of specific project finance related to the construction of joint venture plants;

  •
  Cash in respect of joint ventures can only be utilised for the businesses of the joint ventures;

  •
  Cell captive insurance company funds of R347 million (2011—R301 million; 2010—R239 million) to which the group has restricted title. The funds are restricted solely to be utilised for insurance purposes;

  •
  Cash held in a separate bank account of R760 million (2011—R1 262 million) is restricted for use and is not available for general use by the group;

  •
  Cash deposits of R68 million (2011—R75 million, 2010—R87 million) serving as collateral for bank guarantees; and

  •
  Other cash restricted for use include customer foreign currency accounts to be used for the construction of reactors where the contractor pays in advance. The cash can be utilised only for these designated reactor supply projects.

	2012	2011	2010

	Rm	Rm	Rm
Currency analysis
Euro	227	406	645
US dollar	488	90	456
Rand	1 121	1 575	255
Canadian dollar	2 116	791	—
Other currencies	1 362	441	485

	5 314	3 303	1 841

Sasol Limited Group

Notes to the Financial Statements (Continued)

16    Cash and cash equivalents (Continued)

	2012	2011	2010

	Rm	Rm	Rm
Cash
Cash on hand and in bank	6 351	5 953	3 590
Foreign currency accounts	566	346	394
Short-term deposits	5 829	8 417	10 886

	12 746	14 716	14 870

Currency analysis
Euro	3 981	1 450	640
US dollar	4 293	3 000	2 559
Rand	3 621	7 695	11 004
Canadian dollar	246	1 970	—
Pound sterling	116	74	64
Other currencies	489	527	603

	12 746	14 716	14 870

Bank overdraft	(222)	(209)	(119)

Currency analysis
Euro	(80)	(113)	(75)
US dollar	(53)	(50)	(3)
Rand	(56)	(44)	(38)
Canadian dollar	(26)	—	—
Other currencies	(7)	(2)	(3)

	(222)	(209)	(119)

Fair value of cash and cash equivalents

        The carrying value of cash and cash equivalents approximates fair value due to the short-term maturity of these instruments.

Non-current liabilities

	Note	2012	2011 Restated	2010 Restated

		Rm	Rm	Rm
Long-term debt	17	12 828	14 356	14 111
Long-term financial liabilities	18	38	103	75
Long-term provisions	19	10 518	8 233	7 013
Post-retirement benefit obligations	20	6 872	5 160	5 120
Long-term deferred income	21	455	498	273
Deferred tax liabilities	22	13 839	11 961	9 987

		44 550	40 311	36 579

Sasol Limited Group

Notes to the Financial Statements (Continued)

17    Long-term debt

	Note	2012	2011	2010

		Rm	Rm	Rm
Total long-term debt		15 885	15 849	15 197
Short-term portion	23	(3 057)	(1 493)	(1 086)

		12 828	14 356	14 111

Analysis of long-term debt
At amortised cost
Secured debt		2 794	3 494	3 611
Preference shares		8 055	7 885	6 960
Finance leases		789	888	908
Unsecured debt		4 396	3 617	3 766
Unamortised loan costs		(149)	(35)	(48)

		15 885	15 849	15 197

Reconciliation
Balance at beginning of year		15 849	15 197	17 887
Loans raised		1 138	2 247	2 080
Loans repaid		(1 997)	(1 702)	(4 647)
Interest accrued	40	886	479	—
Amortisation of loan costs		(112)	15	18
Effect of cash flow hedge accounting		—	(6)	8
Translation effect of foreign currency loans		15	5	(94)
Translation of foreign operations	47	106	(386)	(55)

Balance at end of year		15 885	15 849	15 197

Currency analysis
Euro		2 810	2 388	2 680
US dollar		166	118	126
Rand		12 904	13 341	12 314
Other		5	2	77

		15 885	15 849	15 197

Interest bearing status
Interest bearing debt		15 360	15 204	14 472
Non-interest bearing debt		525	645	725

		15 885	15 849	15 197

Maturity profile
Within one year		3 057	1 493	1 086
One to two years		1 439	1 318	1 751
Two to three years		1 759	1 518	1 418
Three to four years		822	1 522	1 375
Four to five years		639	1 060	947
More than five years		8 169	8 938	8 620

		15 885	15 849	15 197

Sasol Limited Group

Notes to the Financial Statements (Continued)

17    Long-term debt (Continued)

	Note	2012	2011	2010

		Rm	Rm	Rm
Business segmentation
South African energy cluster		5 212	5 750	4 835
Mining		669	798	99
Gas		1 866	2 317	2 245
Synfuels		5	2	2
Oil		2 672	2 633	2 489
International energy cluster		454	568	660
Synfuels International		46	34	3
Petroleum International		408	534	657
Chemical cluster		2 648	2 152	2 692
Polymers		2 218	1 738	2 353
Solvents		351	371	192
Olefins & Surfactants		73	38	117
Other chemical businesses		6	5	30
Other businesses		7 571	7 379	7 010

Total operations		15 885	15 849	15 197

Fair value of long-term debt

        The fair value of long-term debt is based on the quoted market price for the same or similar instruments or on the current rates available for debt with the same maturity profile and with similar cash flows. Market related rates ranging between 1,2% and 16,6% were used to discount estimated cash flows based on the underlying currency of the debt.

	2012	2011	2010

	Rm	Rm	Rm
Total long-term debt (before unamortised loan costs)	16 455	16 737	14 887

        In terms of Sasol Limited's memorandum of incorporation, the group's borrowing powers are limited to twice the sum of its share capital and reserves (2012—R250 billion; 2011—R215 billion and 2010—R189 billion).

Sasol Limited Group

Notes to the Financial Statements (Continued)

17    Long-term debt (Continued)

Terms of repayment	Security	Business	Currency	Interest rate at 30 June 2012	2012	2011	2010

					Rm	Rm	Rm
Secured debt
Repayable in semi-annual instalments ending between December 2014 and December 2017	Secured by plant with a carrying value of R3 415 million (2011—R3 711 million)	Gas (Rompco)	Rand	Jibar + 1,2% to 3,4%	1 364	1 687	1 371
Repayable in semi-annual instalments ending between 2014 and 2016	Secured by plant with a carrying value of R2 072 million (2011—R3 524 million)	Polymers (Arya)	Euro and US dollar	Euribor + 0,5% and Libor + 0,5%	657	870	1 262
Repayable in semi-annual instalments ending June 2015	Secured by plant and equipment with a carrying value of R3 599 million (2011—R3 480 million)	Petroleum International	Rand and Euro	Jibar + 1,2% to 2,5% and Euribor + 2,0%	411	542	671
Repayable in December 2013	Secured by the shares in the company borrowing the funds	Oil (Petromoc)	US dollar	Variable 18,0%	4	5	7
Repayable in semi-annual instalments ending December 2018	Secured by plant and other current assets with a carrying value of R512 million (2011—R527 million)	Solvents (Huntsman)	Euro	Euribor + 2,9%	353	374	199
Other secured debt		Various	Various	Various	5	6	13
Settled during the financial year		Various	Various	Various	—	10	88

					2 794	3 494	3 611

Preference shares
A preference shares repayable in semi-annual instalments between June and October 2018(1)	Secured by Sasol preferred ordinary shares held by the company	Other (Inzalo)	Rand	Fixed 11,1% to 12,3%	2 309	2 448	2 462
B preference shares repayable between June and October 2018(2)	Secured by Sasol preferred ordinary shares held by the company	Other (Inzalo)	Rand	Fixed 13,3% to 14,7%	1 160	1 154	1 153
C preference shares repayable October 2018(3)	Secured by guarantee from Sasol Limited	Other (Inzalo)	Rand	Variable 7,2%	3 917	3 576	3 345
A preference shares repayable between March 2013 and October 2018(4)	Secured by preference shares held by Sasol Mining Holdings (Pty) Ltd.	Sasol Mining	Rand	Fixed 9,2% and Variable 79% of prime	669	707	—

					8 055	7 885	6 960

Finance leases
Repayable in monthly instalments over 10 to 30 years ending December 2033	Secured by plant and equipment with a carrying value of R766 million (2011—R789 million)	Oil	Rand	Variable 6,8% to 16,6%	703	729	733
Other smaller finance leases	Underlying assets	Various	Various	Various	86	159	175

					789	888	908

Total secured debt					11 638	12 267	11 479

(1)
No additional A preference shares debt was raised in the current year (2011—Rnil; 2010—Rnil) within special purpose entities as part of the Sasol Inzalo share transaction (refer note 46.2). During the year, R138 million (2011—R14 million; 2010—R14 million) was repaid in respect of the capital portion related to these preference shares. Dividends on these preference shares are payable in semi-annual instalments ending October 2018. It is required that 50% of the principal amount be repaid between October 2008 and October 2018, with the balance of the debt repayable at that date. The A Preference shares are secured by a first right over the Sasol preferred ordinary shares held by the special

Sasol Limited Group

Notes to the Financial Statements (Continued)

17    Long-term debt (Continued)

  purpose entities. It therefore has no direct recourse against Sasol Limited. The Sasol preferred ordinary shares held may not be disposed of or encumbered in any way.

(2)
No additional B preference shares debt was raised in the current year (2011—Rnil; 2010—Rnil) within special purpose entities as part of the Sasol Inzalo share transaction (refer note 46.2). Dividends on these preference shares are payable in semi-annual instalments ending October 2018. The principal amount is repayable on maturity during October 2018. The B preference shares are secured by a second right over the Sasol preferred ordinary shares held by the special purpose entities. It therefore has no direct recourse against Sasol Limited. The Sasol preferred ordinary shares held may not be disposed of or encumbered in any way.

(3)
No additional C preference shares debt was raised in the current year (2011—Rnil; 2010—Rnil) within special purpose entities as part of the Sasol Inzalo share transaction (refer note 46.2). Dividends and the principal amount on these preference shares are payable on maturity during October 2018. The C preference shares are secured by a guarantee from Sasol Limited.

(4)
A preference shares debt was raised in 2011 as part of the Sasol Ixia Coal transaction (refer note 46.3). No additional preference share debt was raised in the current year. Dividends and the principal amount on these preference shares are payable on maturity between March 2013 and October 2018. The A preference shares are secured by preference shares held by Sasol Mining Holdings (Pty) Ltd., a subsidiary of Sasol Limited. These preference shares may not be disposed of or encumbered in any way.

Terms of repayment	Business	Currency	Interest rate at 30 June 2012	2012	2011	2010

				Rm	Rm	Rm
Unsecured debt
Repayable in semi-annual instalments ending December 2017	Oil	Rand	Variable 7,0%	749	825	923
Loan from iGas (non-controlling shareholder) in Republic of Mozambique Pipeline Investments Company (Pty) Ltd. No fixed repayment terms	Gas (Rompco)	Rand	—	300	300	300
Loan from CMG (non-controlling shareholder) in Republic of Mozambique Pipeline Investments Company (Pty) Ltd. No fixed repayment terms	Gas (Rompco)	Rand	—	300	300	300
Repayable in semi-annual instalments ending June 2014	Oil	Rand	Fixed 11,6%	50	94	116
No fixed repayment terms	Oil	Rand	Fixed 8,0%	318	240	253
Repayable in yearly instalments ending June 2019	Oil	Rand	Variable 8,0%	643	735	450
Repayable in yearly instalments ending June 2022	Oil	Rand	Variable 8,0%	200	—	—
Repayable in equal semi-annual instalments ending March 2013	Polymers (Arya)	Euro	Euribor + 3,0%	1 561	868	1 013
Repayable in equal semi-annual instalments until May 2018	Other businesses—Sasol Financing	Euro	Euribor + 1,8%	104	116	—
Other unsecured debt	Various	Various	Various	171	139	111
Settled during the financial year	Various	Various	Various	—	—	300

Total unsecured debt				4 396	3 617	3 766

Total long-term debt				16 034	15 884	15 245
Unamortised loan costs (amortised over period of debt using effective interest rate method)				(149)	(35)	(48)

				15 885	15 849	15 197
Repayable within one year included in short-term debt (refer note 23)				(3 057)	(1 493)	(1 086)

				12 828	14 356	14 111

Sasol Limited Group

Notes to the Financial Statements (Continued)

17    Long-term debt (Continued)

Banking facilities and debt arrangements at 30 June 2012

	Expiry date	Currency	Rand equivalent	Utilisation

			Rm	Rm
Sasol Financing
Uncommitted facilities
Commercial banking facilities	Various (short-term)	Rand	6 892	—
Commercial paper programme	None	Rand	8 000	—
Committed facility
Revolving credit facility (bilateral)	June 2013	US dollar	1 225	—
Commercial banking facilities	Various (short-term)	Rand	2 000	—
Sasol Financing International
Committed facility
Revolving credit facility (bilateral)	June 2013	US dollar	1 225	—
Other commercial banking facilities	Various	Euro	8	—
Other Sasol businesses
Uncommitted facilities
Commercial banking facilities	Various (short-term)	Rand	7 798	—
Asset based finance
Republic of Mozambique Pipeline Investments Company (Pty) Ltd.	December 2017	Rand	1 992	1 992
Sasol Petroleum Temane Limitada	June 2015	Rand and Euro	411	411
Debt arrangements
Arya Sasol Polymer Company	March 2016	Euro	2 218	2 218
National Petroleum Refiners of South Africa (Pty) Ltd.	Various	Rand	2 018	1 642
Sasol Inzalo Groups Funding (Pty) Ltd. (preference shares)	October 2011 to October 2018	Rand	2 569	2 569
Sasol Inzalo Public Funding (Pty) Ltd. (preference shares)	October 2011 to October 2018	Rand	4 817	4 817
Sasol Mining Holdings (Pty) Ltd. (preference shares)	March 2013 to October 2018	Rand	669	669
Property finance leases
Sasol Oil (Pty) Ltd. and subsidiaries	Various	Rand	703	703
Other banking facilities and debt arrangements	Various	Various	2 733	1 101

			45 278	16 122

Comprising
Long-term debt				15 885
Short-term debt				15
Bank overdraft (refer note 16)				222

16 122

Financial covenants

        There were no events of default during the current year. The group is in compliance with its debt covenants, none of which are expected to represent material restrictions on funding or investment policies in the foreseeable future.

Sasol Limited Group

Notes to the Financial Statements (Continued)

18    Long-term financial liabilities

	Note	2012	2011	2010

		Rm	Rm	Rm
Derivative instruments
Forward exchange contracts		14	78	37
Interest rate derivatives		9	4	13

		23	82	50
used for cash flow hedging		1	5	43
held for trading		22	77	7
Non-derivative instruments
Financial guarantees recognised		24	29	34
Less amortisation of financial guarantees		(5)	(5)	(5)

		19	24	29
Less short-term portion of financial guarantees	24	(4)	(3)	(4)

		15	21	25

Arising on long-term financial instruments		38	103	75

        Long-term financial liabilities include the revaluation of out-of-the-money derivative instruments, refer note 63.

Fair value of derivative financial instruments

        The fair value of derivatives is based on market valuations.

Forward exchange contracts

        The fair value losses were determined by recalculating the daily forward rates for each currency using a forward rate interpolator model. The net market value of all forward exchange contracts at year end is calculated by comparing the forward exchange contracted rates to the equivalent year end market foreign exchange rates. The present value of these net market values are then determined using the appropriate currency specific discount curve.

Interest rate derivatives

        The fair value of interest rate derivatives is determined by reference to quoted market prices for similar instruments.

Fair value of long-term financial guarantees

        The fair value of long-term financial guarantees is calculated based on the present value of future principal and interest cash flows of the related debt, discounted at the market rate of interest at the reporting date, consistent with the method of calculation at the inception of the guarantee. The interest rates used range between 13,16%—13,29%.

        In terms of the sale of 25% in Sasol Oil (Pty) Ltd. to Tshwarisano LFB Investment (Pty) Ltd. during 2007, facilitation for the financing requirements has been provided. A financial liability for the

Sasol Limited Group

Notes to the Financial Statements (Continued)

18    Long-term financial liabilities (Continued)

fair value of this guarantee, amounting to R39 million was recognised. This liability is being amortised over the period of the guarantee using the effective interest rate method.

        In terms of the sale of 25% in Republic of Mozambique Pipeline Investments Company (Pty) Ltd. to Companhia de Moçambicana de Gasoduto during 2007, facilitation for the financing requirements has been provided. A financial liability for the fair value of this guarantee, amounting to R17 million was recognised. This liability is being amortised over the period of the guarantee using the effective interest rate method.

	2012	2011	2010

	Rm	Rm	Rm
Fair value of financial liabilities	33	99	73

19    Long-term provisions

	Note	2012	2011	2010

		Rm	Rm	Rm
Balance at beginning of year		9 043	7 587	6 906
Capitalised in property, plant and equipment and assets under construction		666	233	109
Reversal of rehabilitation provisions capitalised in property, plant and equipment	2	(26)	—	—
Operating income charge		1 279	1 230	1 173
increase for year		785	1 190	1 105
reversal of unutilised amounts		(104)	(12)	(161)
effect of change in discount rate		598	52	229
Notional interest	40	489	468	373
Utilised during year (cash flow)		(493)	(486)	(904)
Reclassification from held for sale		—	4	16
Reclassification from other payables		—	—	54
Reclassification from short-term provisions	25	—	23	—
Disposal of businesses	56	(4)	—	(9)
Foreign exchange differences recognised in income statement		61	22	—
Translation of foreign operations	47	190	(38)	(131)

Balance at end of year		11 205	9 043	7 587
Less short-term portion	25	(687)	(810)	(574)

Long-term provisions		10 518	8 233	7 013

Sasol Limited Group

Notes to the Financial Statements (Continued)

19    Long-term provisions (Continued)

	Note	2012	2011	2010

		Rm	Rm	Rm
Comprising
Environmental		8 911	6 900	6 109
Other		2 294	2 143	1 478
provision against guarantees		368	405	405
share appreciation rights		1 006	909	304
long-term supply obligation		140	142	142
foreign early retirement provisions		219	224	214
other		561	463	413

		11 205	9 043	7 587

Business segmentation
South African energy cluster		6 654	5 254	4 524
Mining		1 029	815	669
Gas		211	178	141
Synfuels		5 013	3 931	3 503
Oil		401	330	211
International energy cluster		1 063	456	619
Synfuels International		196	157	377
Petroleum International		867	299	242
Chemical cluster		2 127	1 898	1 727
Polymers		183	176	63
Solvents		168	173	144
Olefins & Surfactants		838	749	714
Other		938	800	806
Other businesses		674	625	143

Total operations		10 518	8 233	7 013

Expected timing of future cash-flows
Within one year		687	810	574
One to two years		1 023	670	828
Two to three years		769	784	628
Three to four years		338	540	448
Four to five years		186	291	393
More than five years		8 202	5 948	4 716

		11 205	9 043	7 587

Estimated undiscounted obligation		42 544	38 083	27 215

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

        The following risk-free rates were used to discount the estimated cash flows based on the underlying currency and time duration of the obligation.

	2012	2011	2010

	%	%	%
South Africa	5,4 to 7,5	6,0 to 8,5	6,6 to 8,4
Europe	0,6 to 2,2	1,9 to 4,1	1,0 to 3,8
United States of America	0,5 to 2,5	0,4 to 4,1	0,6 to 4,5
Canada	1,0 to 2,6	1,2 to 4,1	—

        A 1% change in the discount rate would have the following effect on the long-term provisions recognised

	2012	2011	2010

	Rm	Rm	Rm
Increase in the discount rate	(1 275)	(1 076)	(739)
amount capitalised to property, plant and equipment	(304)	(168)	(139)
amount recognised in income statement	(971)	(908)	(600)
Decrease in the discount rate	1 606	1 348	911
amount capitalised to property, plant and equipment	383	211	174
amount recognised in income statement	1 223	1 137	737

Sasol Limited Group

Notes to the Financial Statements (Continued)

19    Long-term provisions (Continued)

	Environmental 2012	Other 2012	Total 2012

	Rm	Rm	Rm
Balance at beginning of year	6 900	2 143	9 043
Capitalised in property, plant and equipment and assets under construction	666	—	666
Reversal of rehabilitation provisions capitalised in property, plant and equipment	(26)	—	(26)
Operating income charge	978	301	1 279
increase for year	541	244	785
reversal of unutilised amounts	(135)	31	(104)
effect of change in discount rate	572	26	598
Notional interest	474	15	489
Utilised during year (cash flow)	(213)	(280)	(493)
Disposal of businesses	—	(4)	(4)
Foreign exchange differences recognised in income statement	51	10	61
Translation of foreign operations	81	109	190

Balance at end of year	8 911	2 294	11 205

20    Post-retirement benefit obligations

	Note	2012	2011	2010

		Rm	Rm	Rm
Post-retirement healthcare benefits	20.1	3 445	2 914	2 781
Pension benefits	20.2	3 570	2 370	2 371

Total post-retirement benefit obligations		7 015	5 284	5 152
Less short-term portion
post-retirement healthcare benefits	25	(97)	(85)	—
pension benefits	25	(46)	(39)	(32)

		6 872	5 160	5 120

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

	South Africa	United States of America

Last actuarial valuation	31 March 2012	30 June 2012
Full / interim valuation	Full	Full
Valuation method adopted	Projected unit credit	Projected unit credit

Principal actuarial assumptions

        Weighted average assumptions used in performing actuarial valuations are determined in consultation with independent actuaries.

	South Africa		United States of America

At valuation date	2012	2011	2012		2011

	%	%	%		%
Healthcare cost inflation
initial	7,6	7,6	7,0	*	7,0	*
ultimate	7,6	7,6	5,5	*	5,5	*
Discount rate	8,5	9,0	3,4		4,5

*
The healthcare cost inflation rate in respect of the plans for the United States of America is capped. All future increases due to the healthcare cost inflation will be borne by the participants.

Reconciliation of projected benefit obligation to the amount recognised in the statement of financial position

	South Africa		United States of America		Total

For the year ended 30 June	2012	2011 Restated (Note 1)	2012	2011 Restated (Note 1)	2012	2011 Restated (Note 1)

	Rm	Rm	Rm	Rm	Rm	Rm
Projected benefit obligation	3 282	2 781	163	133	3 445	2 914
Less short-term portion	(83)	(73)	(14)	(12)	(97)	(85)

Non-current post-retirement healthcare obligation	3 199	2 708	149	121	3 348	2 829

Sasol Limited Group

Notes to the Financial Statements (Continued)

20    Post-retirement benefit obligations (Continued)

Reconciliation of the total post-retirement healthcare obligation recognised in the statement of financial position

	South Africa		United States of America		Total

For the year ended 30 June	2012	2011 Restated (Note 1)	2012	2011 Restated (Note 1)	2012	2011 Restated (Note 1)

	Rm	Rm	Rm	Rm	Rm	Rm
Total post-retirement healthcare obligation at beginning of year	2 781	2 638	133	143	2 914	2 781
Current service cost	77	98	2	3	79	101
Interest cost	249	290	6	7	255	297
Remeasurement losses/(gains)	255	(162)	10	11	265	(151)
actuarial (gains)/losses—change in demographic assumptions	(1)	1	—	—	(1)	1
actuarial losses/(gains)—change in financial assumptions	256	(163)	10	11	266	(152)
Benefits paid	(80)	(83)	(15)	(14)	(95)	(97)
Translation of foreign operations	—	—	27	(17)	27	(17)

Total post-retirement healthcare obligation at end of year	3 282	2 781	163	133	3 445	2 914

Net post-retirement healthcare costs recognised in the income statement

	South Africa		United States of America		Total

For the year ended 30 June	2012	2011	2012	2011	2012	2011

	Rm	Rm	Rm	Rm	Rm	Rm
Current service cost	77	98	2	3	79	101
Interest cost	249	290	6	7	255	297

Net periodic benefit cost	326	388	8	10	334	398

Sasol Limited Group

Notes to the Financial Statements (Continued)

20    Post-retirement benefit obligations (Continued)

Remeasurement of the net post-retirement healthcare obligation

	South Africa		United States of America		Total

For the year ended 30 June	2012	2011	2012	2011	2012	2011

	Rm	Rm	Rm	Rm	Rm	Rm
Actuarial (gains)/losses arising from changes in demographic assumptions	(1)	1	—	—	(1)	1
Actuarial losses/(gains) arising from changes in financial assumptions	256	(163)	10	11	266	(152)

Net remeasurement recognised in other comprehensive income	255	(162)	10	11	265	(151)

Sensitivity analysis

        Assumed healthcare cost trend rates have a significant effect on the amounts reported for the post-retirement healthcare benefits. A 1% change in assumed healthcare cost trend rates could increase or decrease the relevant amount to:

	South Africa		United States of America

	1% increase	1% decrease	1% increase		1% decrease

	Rm	Rm	Rm		Rm
2012
Total service and interest cost components	437	303	8	*	8	*
Accumulated post-retirement benefit obligations	3 920	2 793	163	*	163	*

2011 (Restated)
Total service and interest cost components	454	324	10	*	10	*
Accumulated post-retirement benefit obligations	3 308	2 372	133	*	133	*

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

Sasol Limited Group

Notes to the Financial Statements (Continued)

20    Post-retirement benefit obligations (Continued)

        Discount rates have a significant effect on the amounts reported for the post-retirement healthcare benefits. A 1% change in assumed discount rates could increase or decrease the relevant amount to:

	South Africa		United States of America

	1% increase	1% decrease	1% increase		1% decrease

	Rm	Rm	Rm		Rm
2012
Total service and net interest cost components	329	323	8	*	8	*
Accumulated post-retirement benefit obligations	2 805	3 908	163	*	163	*

2011 (Restated)
Total service and net interest cost components	392	384	10	*	10	*
Accumulated post-retirement benefit obligations	2 384	3 295	133	*	133	*

*
A change in the healthcare cost inflation for the United States of America will not have an effect on the above components or the obligation as the employer's cost is capped and all future increases due to the healthcare cost inflation are borne by the participants. The effect shown is the current year charge for the service and interest cost and the current year projected benefit obligation.

        The weighted average duration of the post-retirement healthcare benefit obligation at 30 June 2012 is 12 years.

Post-retirement healthcare obligation per statement of financial position

	2012	2011 Restated	2010 Restated	2009	2008

	Rm	Rm	Rm	Rm	Rm
For the year ended 30 June
Projected benefit obligation	3 445	2 914	2 781	2 532	2 538
Less short-term portion	(97)	(85)	—	(16)	(24)

Non-current post-retirement healthcare obligation	3 348	2 829	2 781	2 516	2 514

20.2 Pension benefits

        The group operates or contributes to defined benefit pension plans and defined contribution plans in the countries in which it operates.

        Contributions by the group and in some cases the employees are made for funds set up in South Africa and the United States of America, while no contributions are made for plans established in other geographic areas like Europe.

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

        The assets of the Sasol Pension Fund (the Fund) are held separately from those of the company in a trustee administered fund, registered in terms of the South African Pension Funds Act, 1956. Included in the Fund assets are 2 015 208 Sasol ordinary shares valued at R690 million at year end (2011—2 075 208 shares valued at R739 million) purchased under terms of an approved investment strategy.

Contributions

        The annual pension charge is determined in consultation with the pension fund's independent actuary and is calculated using assumptions consistent with those used at the last actuarial valuation of the pension fund. The Fund assets have been valued at fair value.

        The prepayment of R313 million (2011—R265 million) in the statement of financial position represents the accumulated excess of the actual contributions paid to the pension fund in excess of the accumulated pension liability and the surplus that arose prior to 31 December 2002, to which the company is entitled in terms of the Surplus Apportionment Scheme as well as the rules of the Fund.

        Members of the defined benefit section are required to contribute to the pension fund at the rate of 7,5% of pensionable salary. Sasol meets the balance of the cost of providing benefits. Company contributions are based on the results of the actuarial valuation of the pension fund in terms of South African legislation and are agreed by Sasol Limited and the pension fund trustees.

        Contributions, for the defined contributions section, are paid by the members and Sasol at fixed rates. Contributions to the defined contribution fund by the group for the year ended 30 June 2012 amounted to R1 127 million, comprising R750 million of contributions made by the employer and R377 million in respect of employees (2011—R1 076 million, comprising R740 million in respect of employer contributions and R336 million in respect of employee contributions).

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

Sasol Limited Group

Notes to the Financial Statements (Continued)

20    Post-retirement benefit obligations (Continued)

        In terms of the Act, the Fund undertook a surplus apportionment exercise as at December 2002. The surplus apportionment exercise, and the 31 December 2002 statutory valuation of the Fund, was approved by the Financial Services Board on 26 September 2006. Payments of benefits to former members in terms of the surplus apportionment scheme have been substantially completed and an amount of R101 million (2011—R113 million) has been set aside for members that have not claimed their benefits.

        Based on the latest actuarial valuation of the fund and the approval of the trustees of the surplus allocation, the company has an unconditional entitlement to only the funds in the employer surplus account and the contribution reserve. The estimated surplus due to the company amounted to approximately R313 million as at 31 March 2012 and has been included in the pension asset recognised in the current year.

Membership

        A significant number of employees are covered by union sponsored, collectively bargained, and in some cases, multi employer defined contribution pension plans. Information from the administrators of these plans offering defined benefits is not sufficient to permit the company to determine its share, if any, of any unfunded vested benefits.

        The group occupies certain properties owned by the Sasol Pension Fund. The fair value of investment properties owned by the Sasol Pension Fund is R3 604 million as at 30 June 2012 (2011—R3 369 million).

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

Sasol Limited Group

Notes to the Financial Statements (Continued)

20    Post-retirement benefit obligations (Continued)

Pension fund assets

        The assets of the pension funds are invested as follows:

	South Africa		United States of America

	2012	2011	2012	2011

	%	%	%	%
At 30 June
Local equities	51	55	29	27
equity instrument funds	—	—	29	27
financial institutions	9	11	—	—
manufacturing industry	42	44	—	—
Foreign equities	11	10	13	13
equity instrument funds	—	—	13	13
financial institutions	1	1	—	—
manufacturing industry	10	9	—	—
Fixed interest	12	9	49	49
Property	19	20	6	—
retail	11	11	2	—
offices	3	3	1	—
other	5	6	3	—
Cash and cash equivalents	5	4	—	1
Other	2	2	3	10

Total	100	100	100	100

        The pension fund assets are measured at fair value at valuation date. The fair value of the equity and debt instruments have been calculated by reference to quoted prices in an active market. The fair value of property and other assets has been determined by performing market valuations and using other valuation techniques at the end of each reporting period.

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

        The trustees target the plans' asset allocation within the following ranges within each asset class:

	South Africa(1)		United States of America

	Minimum	Maximum	Minimum	Maximum

	%	%	%	%
Asset classes
Equities
local	45	60	25	65
foreign	5	15	—	25
Fixed interest	6	25	20	65
Property	10	35	—	20
Other	—	20	—	20

(1)
Members of the scheme have a choice of four investment portfolios. The targeted allocation disclosed represents the moderate balanced investment portfolio which the majority of the members of the scheme have adopted. The total assets of the fund under these investment portfolios are R186 million, R25 587 million, R503 million and R37 million for the low portfolio, moderate portfolio, aggressive portfolio and money market portfolio, respectively. Defined benefit members' funds are invested in the moderate balanced portfolio. The money market portfolio is restricted to pensioners only.

        The trustees of the respective funds monitor investment performance and portfolio characteristics on a regular basis to ensure that fund managers are meeting expectations with respect to their investment approach. There are restrictions and controls placed on fund managers in this regard.

	South Africa	United States of America	Europe

For the year ended 30 June
Last actuarial valuation	31 March 2012	30 June 2012	30 June 2012
Full/interim valuation	Full	Full	Full
Valuation method adopted	Projected unit credit	Projected unit credit	Projected unit credit

        The plans have been assessed by the actuaries and have been found to be in sound financial positions.

Sasol Limited Group

Notes to the Financial Statements (Continued)

20    Post-retirement benefit obligations (Continued)

Principal actuarial assumptions

        Weighted average assumptions used in performing actuarial valuations are determined in consultation with independent actuaries

			Foreign

	South Africa		United States of America		Europe

	2012	2011	2012	2011	2012	2011

	%	%	%	%	%	%
At valuation date
Discount rate	8,8	9,0	2,7	3,8	4,0	5,5
Average salary increases	7,1	7,1	4,2	4,2	2,9	2,9
Average pension increases	3,6	3,8	—	—	2,8	2,2

        Assumptions regarding future mortality are based on published statistics and mortality tables.

Reconciliation of the funded status to amounts recognised in the statement of financial position

	South Africa		United States of America		Total

	2012	2011	2012	2011 Restated	2012	2011 Restated

	Rm	Rm	Rm	Rm	Rm	Rm
For the year ended 30 June
Projected benefit obligation (funded obligation)	7 732	6 719	1 545	1 064	9 277	7 783
Plan assets	(8 811)	(7 637)	(1 237)	(1 000)	(10 048)	(8 637)
Projected benefit obligation (unfunded obligation)	—	—	3 262	2 306	3 262	2 306
Asset not recognised due to asset limitation	766	653	—	—	766	653

Net liability/(asset) recognised	(313)	(265)	3 570	2 370	3 257	2 105

Comprising
Prepaid pension asset (refer note 8)	(313)	(265)	—	—	(313)	(265)
Pension benefit obligation	—	—	3 570	2 370	3 570	2 370
Long-term portion	—	—	3 524	2 331	3 524	2 331
Short-term portion	—	—	46	39	46	39
Net liability/(asset) recognised	(313)	(265)	3 570	2 370	3 257	2 105

Sasol Limited Group

Notes to the Financial Statements (Continued)

20    Post-retirement benefit obligations (Continued)

Reconciliation of projected benefit obligation (funded obligation)

	South Africa		United States of America		Total

	2012	2011	2012	2011	2012	2011

	Rm	Rm	Rm	Rm	Rm	Rm
For the year ended 30 June
Projected benefit obligation at beginning of year	6 719	5 835	1 064	1 028	7 783	6 863
Current service cost	10	10	41	35	51	45
Interest cost	592	498	43	41	635	539
Remeasurement losses	378	160	279	150	657	310
actuarial losses—change in financial assumptions	378	160	279	150	657	310
Member contributions	3	3	—	—	3	3
Benefits paid	(519)	(444)	(87)	(88)	(606)	(532)
Translation of foreign operations	—	—	205	(102)	205	(102)
Transfer from defined contribution plan(1)	549	657	—	—	549	657

Projected benefit obligation at end of year	7 732	6 719	1 545	1 064	9 277	7 783

(1)
Amount represents retired employees from the defined contribution section of the plan, who, on retirement, have elected to participate in the defined benefit plan by purchasing a defined benefit pension from the fund.

Reconciliation of projected benefit obligation (unfunded obligation)

	Foreign		Total

	2012	2011	2012	2011

	Rm	Rm	Rm	Rm
For the year ended 30 June
Projected benefit obligation at beginning of year	2 306	2 292	2 306	2 292
Current service cost	72	66	72	66
Past service cost	—	7	—	7
Interest cost	137	117	137	117
Remeasurement losses/(gains)	735	(202)	735	(202)
actuarial gains—change in demographic assumptions	(1)	—	(1)	—
actuarial losses/(gains)—change in financial assumptions	736	(202)	736	(202)
Benefits paid	(82)	(73)	(82)	(73)
Translation of foreign operations	117	99	117	99
Disposal of business	(23)	—	(23)	—

Projected benefit obligation at end of year	3 262	2 306	3 262	2 306

Reimbursement right recognised at fair value(1)	115	77	115	77

(1)
Certain of the foreign defined benefit plans have reimbursement rights under contractually agreed legal binding terms that match the amount and timing of some of the benefits payable under the plan. Those benefits have a present value of R115 million (2011—R77 million) and have been recognised in long-term receivables.

Sasol Limited Group

Notes to the Financial Statements (Continued)

20    Post-retirement benefit obligations (Continued)

Reconciliation of plan assets of funded obligation

	South Africa		Foreign		Total

	2012	2011	2012	2011	2012	2011

	Rm	Rm	Rm	Rm	Rm	Rm
For the year ended 30 June
Fair value of plan assets at beginning of year	7 637	6 646	1 000	972	8 637	7 618
Interest income	616	513	39	40	655	553
Plan participant contributions	3	3	—	—	3	3
Employer contributions	5	5	57	50	62	55
Benefit payments	(519)	(444)	(87)	(88)	(606)	(532)
Remeasurement gains	520	257	22	145	542	402
return on plan assets (excluding interest income)	520	257	22	145	542	402
Translation of foreign operations	—	—	206	(119)	206	(119)
Transfer from defined contribution plan(1)	549	657	—	—	549	657

Fair value of plan assets at end of year	8 811	7 637	1 237	1 000	10 048	8 637

(1)
Amount represents retired employees from the defined contribution section of the plan, who, on retirement, have elected to participate in the defined benefit plan by purchasing a defined benefit pension from the fund.

	South Africa		Foreign		Total

	2012	2011	2012	2011	2012	2011

	Rm	Rm	Rm	Rm	Rm	Rm
Actual return on plan assets	1 136	770	61	185	1 197	955

Net periodic pension cost/(gain) recognised in the income statement

	South Africa		Foreign		Total

	2012	2011	2012	2011 Restated	2012	2011 Restated

	Rm	Rm	Rm	Rm	Rm	Rm
Current service cost	10	10	113	101	123	111
Past service cost	—	—	—	7	—	7
Net interest cost	(24)	(15)	141	118	117	103

Net pension cost/(gain)	(14)	(5)	254	226	240	221

        The current service cost, past service cost and net interest expense for the year is included in employee costs in the income statement. The remeasurement of the net defined benefit liability/(asset) is included in the statement of comprehensive income.

Sasol Limited Group

Notes to the Financial Statements (Continued)

20    Post-retirement benefit obligations (Continued)

Remeasurement of the net defined benefit liability/(asset)

	South Africa		Foreign		Total

	2012	2011	2012	2011 Restated	2012	2011 Restated

	Rm	Rm	Rm	Rm	Rm	Rm
Return on plan assets (excluding amounts in net interest cost)	(520)	(257)	(22)	(145)	(542)	(402)
Actuarial (losses) arising from changes in demographic assumptions	—	—	(1)	—	(1)	—
Actuarial gains/(losses) arising from changes in financial assumptions	378	160	1 015	(52)	1 393	108
Changes in asset limitation	112	18	—	—	112	18

Net remeasurement in other comprehensive income	(30)	(79)	992	(197)	962	(276)

Contributions

        Funding is based on actuarially determined contributions. The following table sets forth the projected pension contributions for the 2013 financial year.

	South Africa	Foreign

	Rm	Rm
Pension contributions	10	45

Sensitivity analysis

        Average salary increases have a significant effect on the amounts reported for the net post-retirement defined pension benefits. A 1% change in assumed salary increase rates could increase or decrease the relevant amount to:

	South Africa		Foreign

	1% increase	1% decrease	1% increase	1% decrease

	Rm	Rm	Rm	Rm
2012
Total service and interest cost components	610	595	325	322
Accumulated net post-retirement defined pension obligation	7 775	7 695	5 240	5 193

Sasol Limited Group

Notes to the Financial Statements (Continued)

20    Post-retirement benefit obligations (Continued)

        Discount rates have a significant effect on the amounts reported for the post-retirement pension benefits. A 1% change in assumed healthcare cost trend rates could increase or decrease the relevant amount to:

	South Africa		Foreign

	1% increase	1% decrease	1% increase	1% decrease

	Rm	Rm	Rm	Rm
2012
Total service and net interest cost components	606	599	377	406
Accumulated net post-retirement defined pension obligation	7 673	7 809	5 131	5 338

        The weighted average duration of the post-retirement defined pension obligation at 30 June 2012 is 19 years.

Post-retirement defined pension obligation per statement of financial position

	2012	2011	2010	2009	2008

	Rm	Restated Rm	Restated Rm	Rm	Rm
Projected benefit obligation (funded obligation)	9 277	7 783	6 863	5 984	6 069
Plan assets	(10 048)	(8 637)	(7 618)	(6 085)	(6 709)
Projected benefit obligation (unfunded obligation)	3 262	2 306	2 292	2 132	2 453
Asset not recognised due to asset limitation	766	653	633	12	225

Net liability recognised	3 257	2 105	2 170	2 043	2 038

21    Long-term deferred income

	Note	2012	2011	2010

		Rm	Rm	Rm
Total deferred income		542	613	476
Short-term portion	26	(87)	(115)	(203)

		455	498	273

        Amounts received in respect of capital investment, to be recognised in income over the useful lives of the underlying assets, as well as emission rights received to be recognised in the income statement as the emissions are generated.

Sasol Limited Group

Notes to the Financial Statements (Continued)

21    Long-term deferred income (Continued)

Business segmentation

	2012	2011	2010

	Rm	Rm	Rm
South African energy cluster	149	162	42
Gas	15	18	22
Synfuels	115	124	—
Oil	19	20	20
Chemical cluster	306	336	231
Polymers	132	133	168
Solvents	14	16	—
Olefins & Surfactants	160	185	63
Other chemical businesses	—	2	—

Total operations	455	498	273

22    Deferred tax

	Note	2012	2011	2010

		Rm	Rm	Rm
Reconciliation
Balance at beginning of year		10 860	8 888	7 719
Current year charge		1 105	2 129	1 221
per the income statement	41	1 479	1 998	1 383
per the statement of comprehensive income	44	(374)	131	(162)
Transactions with non-controlling shareholders in subsidiaries		35	—	—
Foreign exchange differences recognised in income statement		152	(83)	—
Translation of foreign operations	47	173	(74)	(52)

Balance at end of year		12 325	10 860	8 888

Comprising
Deferred tax assets		(1 514)	(1 101)	(1 099)
Deferred tax liabilities		13 839	11 961	9 987

		12 325	10 860	8 888

        Deferred tax assets and liabilities are determined based on the tax status and rates of the underlying entities.

Sasol Limited Group

Notes to the Financial Statements (Continued)

22    Deferred tax (Continued)

Deferred tax is attributable to the following temporary differences

	2012	2011	2010

	Rm	Rm	Rm
Assets
Property, plant and equipment	455	533	244
Short- and long-term provisions	(1 109)	(883)	(557)
Calculated tax losses	(563)	(418)	(661)
Other	(297)	(333)	(125)

	(1 514)	(1 101)	(1 099)

Liabilities
Property, plant and equipment	18 352	15 924	14 553
Intangible assets	74	74	34
Current assets	(391)	(253)	(308)
Short- and long-term provisions	(3 404)	(2 954)	(3 024)
Calculated tax losses	(696)	(865)	(1 030)
Other	(96)	35	(238)

	13 839	11 961	9 987

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

	2012	2011	2010

	Rm	Rm	Rm
Attributable to the following tax jurisdictions
South Africa	10 872	9 200	7 769
United States of America	218	409	346
Germany	354	581	249
Mozambique	1 040	735	694
Italy	(444)	(273)	(230)
Other	285	208	60

	12 325	10 860	8 888

Sasol Limited Group

Notes to the Financial Statements (Continued)

22    Deferred tax (Continued)

Calculated tax losses

(before applying the applicable tax rate)

	2012	2011	2010

	Rm	Rm	Rm
Available for offset against future taxable income	12 619	8 414	9 071
Utilised against the deferred tax balance	(4 100)	(3 158)	(4 016)

Not recognised as a deferred tax asset	8 519	5 256	5 055

        Deferred tax assets have been recognised to the extent that it is probable that the entities will generate future taxable income against which these tax losses can be utilised.

        A portion of the estimated tax losses available may be subject to various statutory limitations as to its usage.

Calculated tax losses carried forward that have not been recognised

	2012	2011	2010

	Rm	Rm	Rm
Expiry between one and two years	—	588	837
Expiry between two and five years	—	993	874
Expiry thereafter	6 657	2 699	2 846
Indefinite life	1 862	976	498

	8 519	5 256	5 055

Unremitted earnings of subsidiaries, associates and incorporated joint ventures

        Provisions are not recognised for the income tax effect that may arise on the remittance of unremitted earnings by subsidiaries, associates and incorporated joint ventures. It is management's

Sasol Limited Group

Notes to the Financial Statements (Continued)

22    Deferred tax (Continued)

intention that, where there is no double taxation relief, these earnings will be permanently re-invested in the group.

	2012	2011	2010

	Rm	Rm	Rm
Unremitted earnings at end of year that would be subject to dividend withholding tax	7,189	7 100	6 582
Europe	1 470	1 373	1 389
Rest of Africa	1 409	1 250	778
United States of America	315	339	575
Qatar	2 805	3 000	3 048
Other	1 190	1 138	792
Tax effect if remitted	133	125	131
Europe	69	67	67
Rest of Africa	3	4	3
United States of America	32	17	32
Qatar*	—	—	—
Other	29	37	29

*
Entity is a non-tax paying entity due to tax holiday

Secondary Taxation on Companies (STC)

        Up to 31 March 2012, STC was a tax levied on South African companies at a rate of 10,0% (before 1 October 2007—12,5%) on dividends distributed.

        Current and deferred tax for periods prior to 1 April 2012 were measured at the tax rate applicable to undistributed income and therefore only took STC into account to the extent that dividends had been received or paid.

        On declaration of a dividend, the company included the STC on the dividend in its computation of the income tax expense in the period of such declaration.

	2012	2011	2010

		Rm	Rm
Undistributed earnings that would be subject to STC	—	110 172	100 886
Tax effect if distributed	—	11 017	10 089
Available STC credits at end of year	—	159	162

Dividend withholding tax

        On 1 April 2012, STC was replaced with a dividend withholding tax. Subsequent to 1 April 2012, any outstanding STC credits can be carried forward for a period of three years. The company may utilise the available STC credits to reduce the liability for dividend withholding tax of the beneficial holder of the share. The company has not recognised deferred tax assets relating to these STC credits at 30 June 2012.

Sasol Limited Group

Notes to the Financial Statements (Continued)

22    Deferred tax (Continued)

        Dividend withholding tax is payable at a rate of 15% on dividends distributed to shareholders. This tax is not attributable to the company paying the dividend but is collected by the company and paid to the tax authorities on behalf of the shareholder.

        On receipt of a dividend, the company includes the dividend withholding tax on this dividend in its computation of the income tax expense in the period of such receipt.

2012

Rm
Undistributed earnings at end of year that would be subject to dividend withholding tax withheld by the company on behalf of shareholders	125 283
Maximum withholding tax payable by shareholders if distributed	18 792

Current liabilities

	Note	2012	2011	2010

		Rm	Rm	Rm
Liabilities in disposal groups held for sale	11	—	—	4
Short-term debt	23	3 072	1 602	1 542
Short-term financial liabilities	24	135	136	357
Short-term provisions	25	3 267	2 760	2 647
Short-term deferred income	26	737	885	266
Tax payable	27	546	725	550
Trade payables and accrued expenses	28	17 559	16 718	13 335
Other payables	29	5 351	4 239	4 049
Bank overdraft	16	222	209	119

		30 889	27 274	22 869

Sasol Limited Group

Notes to the Financial Statements (Continued)

23    Short-term debt

	Note	2012	2011	2010

		Rm	Rm	Rm
Bank loans		15	75	411
Other		—	34	45

Short-term debt		15	109	456
Short-term portion of long-term debt	17	3 057	1 493	1 086

		3 072	1 602	1 542

Reconciliation
Balance at beginning of year		109	456	490
Loans raised		41	118	170
Loans repaid		(153)	(413)	(199)
Translation effect of foreign currency loans		1	—	—
Translation of foreign operations	47	17	(52)	(5)

Balance at end of year		15	109	456

Currency analysis
US dollar		—	99	139
Other currencies		15	10	317

		15	109	456

Interest bearing status
Interest bearing debt		15	109	442
Non-interest bearing debt		—	—	14

		15	109	456

Short-term debt bears interest at market related rates. The weighted average interest rate applicable to short-term debt for the year was approximately 0,03% (2011—2,42%; 2010—18,19%).
Security
All short-term debt is unsecured.
		2012	2011	2010

		Rm	Rm	Rm
Business segmentation
Synfuels International		—	—	14
Polymers		—	—	300
Olefins & Surfactants		15	45	31
Other chemical businesses		—	64	111

Total operations		15	109	456

Fair value of short-term debt

        The carrying value of short-term external debt approximates fair value because of the short period to maturity. The fair value of the short-term portion of long-term debt is disclosed in note 17.

Sasol Limited Group

Notes to the Financial Statements (Continued)

24    Short-term financial liabilities

	Note	2012	2011	2010

		Rm	Rm	Rm
Derivative instruments
Forward exchange contracts		119	118	339
Interest rate derivatives		12	15	13
Commodity derivatives		—	—	1

		131	133	353
used for cash flow hedging		22	48	131
held for trading		109	85	222
Non-derivative instruments
Short-term portion of financial guarantees	18	4	3	4

Arising on short-term financial instruments		135	136	357

        Short-term financial liabilities include the revaluation of out-of-the-money derivative instruments, refer note 63.

Fair value of derivative financial instruments

        The fair value of derivatives is based upon market valuations.

Forward exchange contracts

        The fair value losses are determined by recalculating the daily forward rates for each currency using a forward rate interpolator model. The net market value of all forward exchange contracts at year end is calculated by comparing the forward exchange contracted rates to the equivalent year end market foreign exchange rates. The present values of these net market values are then determined using the appropriate currency specific discount curve.

Interest rate and commodity derivatives

        The fair value of interest rate and commodity derivatives is determined by reference to quoted market prices for similar instruments.

Sasol Limited Group

Notes to the Financial Statements (Continued)

25    Short-term provisions

	Note	2012	2011	2010

		Rm	Rm	Rm
Employee provisions		75	144	160
Insurance related provisions		52	88	128
Restructuring provisions		—	—	111
Provision in respect of EGTL		1 353	1 124	1 274
Provision against guarantees		292	178	122
Other provisions		665	292	246

		2 437	1 826	2 041
Short-term portion of
long-term provisions	19	687	810	574
post-retirement benefit obligations	20	143	124	32

		3 267	2 760	2 647

Reconciliation
Balance at beginning of year		1 826	2 041	2 355
Disposal of businesses	56	(1)	—	—
Net income statement movement*		508	(163)	(274)
Reclassification to long-term provisions	19	—	(23)	—
Other movements in short-term provisions		27	—	—
Foreign exchange differences recognised in income statement		41	(25)	—
Translation of foreign operations	47	36	(4)	(40)

Balance at end of year		2 437	1 826	2 041

Business segmentation
South African energy cluster		331	261	224
Mining		145	129	62
Gas		13	16	1
Synfuels		115	82	141
Oil		58	34	20
International energy cluster		1 473	1 237	1 387
Synfuels International		1 441	1 188	1 326
Petroleum International		32	49	61
Chemical cluster		1 018	835	682
Polymers		66	49	65
Solvents		144	130	141
Olefins & Surfactants		370	368	275
Other		438	288	201
Other businesses		445	427	354

Total operations		3 267	2 760	2 647

*
Included in the movement of short-term provisions are changes relating to the increase in emission obligations for the year as well as the utilisation of emission rights in reducing these provisions.

Sasol Limited Group

Notes to the Financial Statements (Continued)

26    Short-term deferred income

	Note	2012	2011	2010

		Rm	Rm	Rm
Short-term portion of long-term deferred income	21	87	115	203
Short-term deferred income		650	770	63

		737	885	266

        Short-term deferred income relates mainly to amounts received in respect of the sale of fuel, to be recognised in income when ownership of inventory passes, as well as emission rights received to be recognised in income as the emissions are generated.

27    Tax paid

	Note	2012	2011	2010

		Rm	Rm	Rm
Net amounts unpaid at beginning of year		(676)	(194)	(675)
Net interest and penalties on tax		(10)	2	22
Income tax per income statement	41	(10 267)	(7 198)	(5 602)
Disposal of businesses	56	—	(1)	—
Foreign exchange differences recognised in income statement		(10)	3	—
Translation of foreign operations	47	(18)	21	21

		(10 981)	(7 367)	(6 234)
Net tax payable per statement of financial position		221	676	194
— Tax payable		546	725	550
— Tax receivable		(325)	(49)	(356)

Per the statement of cash flows		(10 760)	(6 691)	(6 040)

Comprising
Normal tax
South Africa		(7 767)	(4 633)	(4 924)
foreign		(1 945)	(1 284)	(513)
Dividend withholding tax		(16)	—	—
STC		(1 032)	(774)	(603)

		(10 760)	(6 691)	(6 040)

Sasol Limited Group

Notes to the Financial Statements (Continued)

28    Trade payables and accrued expenses

	Note	2012	2011	2010

		Rm	Rm	Rm
Trade payables		12 333	11 787	9 311
Accrued expenses		1 482	1 344	573
Related party payables		695	833	791
third parties		258	111	288
joint ventures		437	722	503

		14 510	13 964	10 675
Duties payable to revenue authorities		2 700	2 401	2 348
Value added tax		349	353	312

		17 559	16 718	13 335

Currency analysis
Euro		3 129	2 971	2 277
US dollar		2 713	3 895	2 284
Rand		6 900	5 506	5 262
Other currencies		1 768	1 592	852

		14 510	13 964	10 675

Age analysis of trade payables
Not past due date		11 148	10 763	8 292
Past due 0–30 days		670	465	611
Past due 31–150 days		358	444	314
Past due 151 days–one year		120	55	40
More than one year		37	60	54

		12 333	11 787	9 311

Fair value of trade payables and accrued expenses

        The carrying value approximates fair value because of the short period to settlement of these obligations.

	2012	2011	2010

	Rm	Rm	Rm
Business segmentation
South African energy cluster	7 410	7 102	6 124
Mining	962	658	592
Gas	150	119	128
Synfuels	1 975	1 361	1 426
Oil	4 323	4 964	3 978
International energy cluster	1 505	1 694	443
Synfuels International	347	596	383
Petroleum International	1 158	1 098	60
Chemical cluster	6 297	6 007	5 488
Polymers	1 068	867	902
Solvents	814	823	864
Olefins & Surfactants	3 275	3 175	2 475
Other	1 140	1 142	1 247
Other businesses	2 347	1 915	1 280

Total operations	17 559	16 718	13 335

Sasol Limited Group

Notes to the Financial Statements (Continued)

29    Other payables

	Note	2012	2011	2010

		Rm	Rm	Rm
Employee related payables		3 319	3 162	2 950
Insurance related payables		347	271	196
Fuel related payables*		68	444	169
Other payables		1 617	362	734

		5 351	4 239	4 049

Currency analysis
Euro		938	573	503
US dollar		1 315	188	435
Rand		2 854	3 220	2 881
Other currencies		244	258	230

		5 351	4 239	4 049

Business segmentation
South African energy cluster		872	1 232	1 161
Mining		226	237	229
Gas		57	46	41
Synfuels		391	361	428
Oil		198	588	463
International energy cluster		162	107	113
Synfuels International		72	57	65
Petroleum International		90	50	48
Chemical cluster		2 565	1 219	1 479
Polymers		1 314	31	465
Solvents		170	188	127
Olefins & Surfactants		600	585	423
Other		481	415	464
Other businesses		1 752	1 681	1 296

Total operations		5 351	4 239	4 049

*
Relates to the over recovery by Sasol Oil on regulated fuel prices, which will be settled by future changes in the regulated fuel price and commitments to purchase oil from other oil companies.

Fair value of other payables

        The carrying value approximates fair value because of the short period to maturity.

Sasol Limited Group

Notes to the Financial Statements (Continued)

Results of operations

	Note	2012	2011	2010

		Rm	Rm	Rm
Turnover	30	169 446	142 436	122 256
Cost of sales and services rendered	31	(111 042)	(90 467)	(79 183)
Other operating income	32	1 416	1 088	854
Translation gains/(losses)	33	243	(1 016)	(1 007)
Operating profit	34	36 758	29 950	23 937
Employee numbers and costs	35	(19 921)	(18 756)	(17 546)
Financial instruments expenses	36	(275)	(99)	(442)
Auditors' remuneration	37	(83)	(72)	(78)
Finance income	38	796	991	1 332
Share of profit of associates (net of tax)	39	479	292	217
Finance expenses	40	(2 030)	(1 817)	(2 114)
Taxation	41	(11 746)	(9 196)	(6 985)
Remeasurement items affecting operating profit	42	(1 921)	(532)	65
		Rand	Rand	Rand

Earnings per share	43	39,10	32,97	26,68
Dividend per share		17,50	13,00	10,50
		Rm	Rm	Rm

Other comprehensive income	44	3 280	(1 606)	(1 099)

30    Turnover

	2012	2011	2010

	Rm	Rm	Rm
Sale of products	167 893	141 018	120 820
Services rendered	1 027	867	889
Other trading income	526	551	547

	169 446	142 436	122 256

Comprising
Within South Africa	83 692	69 504	61 597
Exported from South Africa	20 920	19 192	16 100
Outside South Africa	64 834	53 740	44 559

	169 446	142 436	122 256

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

Sasol Limited Group

Notes to the Financial Statements (Continued)

30    Turnover (Continued)

	2012	2011	2010

	Rm	Rm	Rm
Business segmentation
South African energy cluster	74 291	60 672	53 493
Mining	2 256	2 029	1 696
Gas	3 967	3 170	2 986
Synfuels	1 268	1 208	879
Oil	66 800	54 265	47 932
International energy cluster	6 960	4 926	3 198
Synfuels International	5 182	3 715	2 282
Petroleum International	1 778	1 211	916
Chemical cluster	88 145	76 811	65 386
Polymers	19 952	16 985	14 236
Solvents	17 429	16 156	14 425
Olefins & Surfactants	37 044	31 116	24 774
Other chemical businesses	13 720	12 554	11 951
Other businesses	50	27	179

Total operations	169 446	142 436	122 256

31    Cost of sales and services rendered

	2012	2011	2010

	Rm	Rm	Rm
Cost of sales of products	110 763	90 088	78 886
Cost of services rendered	279	379	297

	111 042	90 467	79 183

Business segmentation
South African energy cluster	53 465	43 421	39 187
Mining	6 938	5 864	5 833
Gas	1 102	814	784
Synfuels	12 237	9 533	9 734
Oil	33 188	27 210	22 836
International energy cluster	4 233	2 112	1 371
Synfuels International	1 956	1 393	609
Petroleum International	2 277	719	762
Chemical cluster	50 594	42 932	36 819
Polymers	6 240	5 170	4 346
Solvents	5 176	5 002	4 538
Olefins & Surfactants	29 522	23 677	18 920
Other chemical businesses	9 656	9 083	9 015
Other businesses	2 750	2 002	1 806

Total operations	111 042	90 467	79 183

Sasol Limited Group

Notes to the Financial Statements (Continued)

32    Other operating income

	2012	2011	2010

	Rm	Rm	Rm
Emission rights received	128	79	143
Gain on hedging activities	335	276	218
Bad debts recovered	15	2	1
Insurance proceeds	39	46	25
Other	899	685	467

	1 416	1 088	854

33    Translation gains/(losses)

	Note	2012	2011	2010

		Rm	Rm	Rm
Gains/(losses) on foreign exchange transactions
realised		564	(1 331)	(334)
unrealised		(321)	315	(673)

		243	(1 016)	(1 007)

Comprising
Forward exchange contracts		548	(422)	(314)
Trade receivables		1 035	(301)	(141)
(Loss)/gain on translation of foreign currency loans		(1 471)	44	(463)
Realisation of foreign currency translation reserve	47	—	2	—
Other		131	(339)	(89)

		243	(1 016)	(1 007)

Sasol Limited Group

Notes to the Financial Statements (Continued)

34    Operating profit

	Note	2012	2011	2010

		Rm	Rm	Rm
Operating profit includes
Amortisation of other intangible assets	5	(229)	(235)	(203)
Auditors' remuneration	37	(83)	(72)	(78)
Depreciation of property, plant and equipment	2	(9 422)	(7 165)	(6 509)
Effect of remeasurement items	42	(1 860)	(426)	46
Employee costs (including employee related share-based payment expenses)	35	(19 921)	(18 756)	(17 546)
Exploration expenditure		(276)	(285)	(482)
Operating lease charges
buildings		(437)	(369)	(390)
plant and equipment		(735)	(643)	(625)
Research expenditure		(1 257)	(1 006)	(908)
Restructuring costs		(3)	(103)	(92)
Technical and other fees		(421)	(454)	(296)
Administration penalty on Sasol Polymers		—	(112)	—
Write-down of inventories to net realisable value	12	(331)	(120)	(172)
Reversal of write-down of inventories to net realisable value	12	—	8	54

        Included in operating profit are other expenses, which include share-based payment expenses (refer note 46), remeasurement items (refer note 42), the effect of crude oil hedging (refer note 36) and exploration expenditure (refer above).

35    Employee numbers and costs

        The total number of permanent and non-permanent employees, excluding contractors and associates' employees, and including a proportionate share of employees within joint venture entities is analysed below:

	2012	2011	2010

	Number	Number	Number
Permanent employees	33 992	32 866	32 411
Non-permanent employees	924	842	643

	34 916	33 708	33 054

Sasol Limited Group

Notes to the Financial Statements (Continued)

35    Employee numbers and costs (Continued)

        The number of employees, by principle location of employment, is analysed as follows:

	2012	2011	2010

	Number	Number	Number
Business segmentation
South African energy cluster	15 494	14 909	15 091
Mining	7 800	7 425	7 453
Gas	291	273	269
Synfuels	5 554	5 376	5 362
Oil	1 849	1 835	2 007
International energy cluster	1 062	828	724
Synfuels International	604	514	449
Petroleum International	458	314	275
Chemical cluster	11 320	11 476	11 712
Polymers	2 045	2 013	2 166
Solvents	1 454	1 509	1 676
Olefins & Surfactants	2 869	2 886	2 824
Other chemical businesses	4 952	5 068	5 046
Other businesses	7 040	6 495	5 527

Total operations	34 916	33 708	33 054

	Note	2012	2011	2010

		Rm	Rm	Rm
Analysis of employee costs
Labour		19 230	17 250	16 603
wages and salaries		18 656	16 750	16 057
post employment benefits		574	500	546
Share-based payment expenses		691	1 506	943

Total employee cost recognised in income statement	34	19 921	18 756	17 546

36    Financial instruments expenses

	Note	2012	2011	2010

		Rm	Rm	Rm
Financial instruments expenses recognised in the income statement
Net (loss)/gain on derivative instruments held for trading		(214)	118	(318)
revaluation of crude oil derivatives		(214)	118	(87)
revaluation of cross currency swaps		—	—	(231)
Impairment of investments available-for-sale	42	—	—	(1)
Impairment of trade receivables
raised during year	13	(135)	(293)	(138)
released during year	13	74	76	15

		(275)	(99)	(442)

Sasol Limited Group

Notes to the Financial Statements (Continued)

37    Auditors' remuneration

	2012	2011	2010

	Rm	Rm	Rm
Audit fees	76	65	72
KPMG	73	63	71
other external auditors	3	2	1
Other fees paid to auditors for advisory services	1	2	1
Tax advisory fees	2	2	2
Expenses	4	3	3

	83	72	78

38    Finance income

	2012	2011	2010

	Rm	Rm	Rm
Dividends received from investments available-for-sale	22	40	31
South Africa	1	3	5
outside South Africa	21	37	26
Interest received	766	943	1 288
South Africa	481	776	988
outside South Africa	285	167	300
Notional interest received	8	8	13

	796	991	1 332

Interest received on
investments available-for-sale	1	1	—
investments held-to-maturity	26	29	30
loans and receivables	203	174	273
cash and cash equivalents	536	739	985

	766	943	1 288

Sasol Limited Group

Notes to the Financial Statements (Continued)

39    Share of profit of associates (net of tax)

	Note	2012	2011	2010

		Rm	Rm	Rm
Profit before tax		621	388	289
Taxation		(142)	(96)	(72)

Share of profit of associates (net of tax)		479	292	217

Dividends received from associates	7	361	397	53

Business segmentation
Synfuels		5	5	4
Polymers		474	286	220
Olefins & Surfactants		(2)	(1)	(1)
Other chemical businesses		2	2	(6)

Total operations		479	292	217

40    Finance expenses

	Note	2012	2011	2010

		Rm	Rm	Rm
Bank overdraft		29	19	7
Debt		558	506	899
Preference share dividends		822	677	636
Finance leases		26	75	72
Other		117	100	167

		1 552	1 377	1 781
Amortisation of loan costs		13	15	18
Notional interest	19	489	468	373

Total finance expenses		2 054	1 860	2 172
Amounts capitalised to assets under construction*	3	(24)	(43)	(58)

Income statement charge		2 030	1 817	2 114

Total finance expenses comprise
South Africa		1 713	1 555	1 513
Outside South Africa		341	305	659

		2 054	1 860	2 172

Total finance expenses before amortisation of loan costs and notional interest		1 552	1 377	1 781
Less interest accrued on debt	17	(886)	(479)	—

Per the statement of cash flows		666	898	1 781

*
Finance expenses capitalised during the year relate to specific borrowings only, as the group is in a net interest received position.

Sasol Limited Group

Notes to the Financial Statements (Continued)

41    Taxation

	Note	2012	2011	2010

		Rm	Rm	Rm
South African normal tax		7 358	5 235	4 270
current year		7 529	5 249	4 431
prior years		(171)	(14)	(161)
Dividend witholding tax		16	—	—
STC		1 032	771	606
Foreign tax		1 861	1 192	726
current year		1 912	1 212	735
prior years		(51)	(20)	(9)
Income tax	27	10 267	7 198	5 602
Deferred tax—South Africa	22	1 711	1 491	1 105
current year		1 554	1 435	1 191
prior years		157	56	(86)
Deferred tax—foreign	22	(232)	507	278
current year		(69)	816	552
prior years		8	(98)	(15)
recognition of deferred tax assets*		(171)	(211)	(259)

		11 746	9 196	6 985

*
Included in the charge per the income statement is the recognition of an amount of R171 million (2011—R211 million; 2010—R259 million) relating to a deferred tax asset not previously recognised due to the uncertainty previously surrounding the utilisation thereof in future years.

Sasol Limited Group

Notes to the Financial Statements (Continued)

41    Taxation (Continued)

	2012	2011	2010

	Rm	Rm	Rm
Business segmentation
South African energy cluster	8 955	6 292	5 296
Mining	698	687	229
Gas	967	841	722
Synfuels	6 901	4 481	4 042
Oil	389	283	303
International energy cluster	806	498	(36)
Synfuels International	105	109	(345)
Petroleum International	701	389	309
Chemical cluster	1 062	1 778	968
Polymers	(360)	6	153
Solvents	443	451	291
Olefins & Surfactants	448	665	192
Other chemical businesses	531	656	332
Other businesses	923	628	757

Total operations	11 746	9 196	6 985

Sasol Limited Group

Notes to the Financial Statements (Continued)

41    Taxation (Continued)

Reconciliation of effective tax rate

        Total income tax expense differs from the amount computed by applying the South African normal tax rate to profit before tax. The reasons for these differences are:

	2012	2011	2010

	%	%	%
South African normal tax rate	28,0	28,0	28,0
Increase in rate of tax due to STC	2,9	2,6	2,6
disallowed preference share dividend	0,6	0,6	0,8
disallowed expenditure	2,4	1,8	2,2
disallowed share-based expenses	0,4	1,4	1,1
disallowed expenditure on fines	—	0,1	—
new tax losses recognised	—	0,1	—
tax losses not recognised	3,5	1,1	0,7
other adjustments	0,3	1,1	1,3

	38,1	36,8	36,7
Decrease in rate of tax due to
exempt income	(1,7)	(1,1)	(0,4)
different foreign tax rate	(1,5)	(1,5)	(2,5)
recognition of deferred tax assets	(0,5)	(0,7)	(1,1)
utilisation of tax losses	(1,3)	(1,5)	(1,0)
prior year adjustments	(0,1)	(0,3)	(1,2)
other adjustments	(0,4)	(0,4)	(0,6)

Effective tax rate	32,6	31,3	29,9

Sasol Limited Group

Notes to the Financial Statements (Continued)

42    Remeasurement items affecting operating profit

	Note	2012	2011	2010

		Rm	Rm	Rm
Impairment of		(1 642)	(190)	(110)
property, plant and equipment	2	(572)	(49)	(47)
assets under construction	3	(879)	(2)	(61)
other intangible assets	5	(127)	(16)	(1)
investments in associate	7	(64)	(123)	—
investments in securities	6	—	—	(1)
Reversal of impairment of		12	535	365
property, plant and equipment	2	—	529	348
assets under construction	3	—	2	2
other intangible assets	5	12	4	15
Profit on disposal of		499	29	5
property, plant and equipment		138	14	4
other intangible assets		—	—	(1)
investment in associate	56	7	6	7
investments in businesses	56	354	9	(5)
Scrapping of property, plant and equipment		(212)	(267)	(124)
Scrapping of assets under construction		(247)	(92)	(32)
Write off of unsuccessful exploration wells	3	(270)	(441)	(58)

		(1 860)	(426)	46
Tax effect thereon		(61)	(106)	19

		(1 921)	(532)	65

Business segmentation
South African energy cluster		(324)	(223)	(69)
Mining		(61)	(3)	(1)
Gas		(11)	(6)	—
Synfuels		(238)	(197)	(58)
Oil		(14)	(17)	(10)
International energy cluster		(1 643)	(568)	(112)
Synfuels International		(34)	(126)	(4)
Petroleum International		(1 609)	(442)	(108)
Chemical cluster		128	402	251
Polymers		(62)	(46)	(14)
Solvents		(83)	(63)	(58)
Olefins & Surfactants		179	500	344
Other chemical businesses		94	11	(21)
Other businesses		(21)	(37)	(24)

Total operations		(1 860)	(426)	46

Sasol Limited Group

Notes to the Financial Statements (Continued)

42    Remeasurement items affecting operating profit (Continued)

	Gross 2012	Tax 2012	Non- controlling interest 2012	Net 2012

	Rm	Rm	Rm	Rm
Impairment of	(1 642)	31	—	(1 611)
property, plant and equipment	(572)	15	—	(557)
assets under construction	(879)	—	—	(879)
other intangible assets	(127)	16	—	(111)
investment in associate	(64)	—	—	(64)
Reversal of impairment of other intangible assets	12	(3)	—	9
Profit on disposal of	499	(132)	—	367
property, plant and equipment	138	2	—	140
investment in associate	7	(2)	—	5
investments in businesses	354	(132)	—	222
Scrapping of property, plant and equipment	(212)	39	—	(173)
Scrapping of assets under construction	(247)	4	—	(243)
Write off of unsuccessful exploration wells	(270)	—	—	(270)

	(1 860)	(61)	—	(1 921)

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

        Management determines the expected performance of the assets based on past performance and its expectations of market development. The weighted average growth rates used are consistent with the increase in the geographic segment long-term Producer Price Index (PPI). Estimations are based on a number of key assumptions such as volume, price and product mix which will create a basis for future growth and gross margin. These assumptions are set in relation to historic figures and external reports

Sasol Limited Group

Notes to the Financial Statements (Continued)

42    Remeasurement items affecting operating profit (Continued)

on market growth. If necessary, these cash flows are then adjusted to take into account any changes in assumptions or operating conditions that have been identified subsequent to the preparation of the budgets.

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

Main assumptions used for value-in-use calculations

			2012	2011

			Rm	Rm
Average crude oil price (Brent) for the financial year	US$	bbl	112,42	96,48
Long-term average gas price excluding margins (real)	US$	mmbtu	5,50	5,50

		South Africa	North America	Europe

		%	%	%
Growth rate—long-term producer price index (PPI)	2012	4,80	1,50	1,50
Discount rate—weighted average cost of capital (WACC)	2012	12,95	8,00	8,00 - 8,70

Growth rate—long-term producer price index (PPI)	2011	4,80	1,50	1,50
Discount rate—weighted average cost of capital (WACC)	2011	12,95	8,00	8,00 - 8,70

Sensitivity to changes in assumptions

        Management has considered the sensitivity of the values in use determined above to various key assumptions such as crude oil and gas prices, commodity prices and exchange rates. These sensitivities have been taken into consideration in determining the required impairments and reversals of impairments.

        With regards to the impairment recognised in respect of the Sasol Canada shale gas assets, the value in use is particularly sensitive to changes in the gas price, estimated ultimate recovery factor as well as changes in drilling and completion costs. A change, relative to the individual aforementioned factors, would significantly affect the calculated value in use.

Sasol Limited Group

Notes to the Financial Statements (Continued)

42    Remeasurement items affecting operating profit (Continued)

Significant (impairments)/reversal of impairment of assets

	Business unit	Property, plant and equipment 2012	Assets under construction 2012	Other intangible assets 2012	Investment in associate 2012	Total 2012

		Rm	Rm	Rm	Rm	Rm
Sasol Canada shale gas assets	Petroleum International	(519)	(445)	—	—	(964)
Exploration assets in Mozambique	Petroleum International	—	(434)	—	—	(434)
Investment in associate—Wesco China Limited	Polymers	—	—	—	(61)	(61)
Emission rights	Olefins & Surfactants	—	—	(85)	—	(85)
Emission rights	Solvents	—	—	(24)	—	(24)
Emission rights	Other chemical businesses	—	—	11	—	11
Sasol Nitro—Fertiliser business	Other chemical businesses	(34)	—	—	—	(34)
Emission rights	Other businesses	—	—	(16)	—	(16)
Other	Various	(19)	—	(1)	(3)	(23)

		(572)	(879)	(115)	(64)	(1 630)

Impairment of Canadian shale gas assets

        In 2011, Sasol acquired shale gas assets (Farrell Creek and Cypress A) in Canada for a total purchase consideration of R14,2 billion. A total cash consideration of CAD546,5 million (R3 823 million) was paid at that time and the remainder of the purchase consideration will be settled through the capital carry obligation. Due to low gas market prices and higher-than-expected drilling and completion costs , an impairment review was performed based on the current project economics. In calculating the value in use, Sasol lowered its long term North American gas price estimate to take cognisance of the unpredictability relating to the current oversupply of gas and the resultant potential impact on the long term North American gas market. The results of the impairment review indicated that the value in use was lower than the carrying value of the investment resulting in an impairment of R964 million. Sasol will continue to review the valuation of these assets in light of changes in the North American gas prices.

Impairment of exploration assets in Mozambique

        The upstream feasibility studies on the 2008 and 2009 Njika-1 and Njika-2 gas discoveries in Block 16 and 19 offshore Mozambique were completed in 2012. These feasibility studies included in-house technical work and an independent assessment by a third party consultant. The results of the feasibility studies indicated that an economic development of the Njika gas discoveries is highly unlikely and an impairment of R434 million was recognised in 2012.

Sasol Limited Group

Notes to the Financial Statements (Continued)

42    Remeasurement items affecting operating profit (Continued)

Impairment of investments in associate

        Due to the slow and unbalanced global economic recovery, the demand for trading and distribution of plastics in the Middle East has declined resulting in lower sales volumes for Wesco China Limited in which Sasol holds a 40% interest. An impairment review was performed based on the current business model and the results thereof indicated that the value in use was lower than the carrying value resulting in an impairment of R61 million.

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

	Number of shares
	2012	2011	2010

	million	million	million
Weighted average number of shares	603,2	600,4	597,6
Potential dilutive effect of outstanding share options	2,9	4,0	4,7
Potential dilutive effect of Sasol Inzalo transaction	10,1	10,1	13,2

Diluted weighted average number of shares	616,2	614,5	615,5

        The diluted weighted average number of shares in issue does not include the effect of ordinary shares issuable upon the conversion of Sasol Inzalo share rights in respect of The Sasol Inzalo Employee Trust and The Sasol Inzalo Management Trust, as their effect is currently not dilutive.

	2012	2011	2010

	Rm	Rm	Rm
Diluted earnings is determined as follows
Earnings attributable to owners of Sasol Limited	23 583	19 794	15 941
Finance expense on potentially dilutive shares (Sasol Inzalo share transaction)	421	393	395

Diluted earnings	24 004	20 187	16 336

Sasol Limited Group

Notes to the Financial Statements (Continued)

43    Earnings and dividends per share (Continued)

	2012	2011	2010

	Rand	Rand	Rand
Profit attributable to shareholders
Basic earnings per share	39,10	32,97	26,68
Diluted earnings per share	38,95	32,85	26,54
Effect of share repurchase programme	0,56	0,48	0,39
Dividends per share
Ordinary shares of no par value
interim	5,70	3,10	2,80
final*	11,80	9,90	7,70

	17,50	13,00	10,50

*
Declared subsequent to 30 June 2012 and has been presented for information purposes only. No accrual regarding the final dividend has been recognised.

Potential dilutive effect of options issued in terms of the Sasol Share Incentive Scheme

		2012	2011	2010

Number of options granted at year end	thousand	6 516	8 976	12 103
Average issue price of options	Rand	199,34	185,69	177,34
Value at issue price	Rm	1 299	1 667	2 147

Average closing share price during year on the JSE	Rand	364,17	335,49	289,81
Equivalent shares at average closing share price	thousand	3 567	4 968	7 406
Potential dilutive effect of outstanding share options	thousand	2 949	4 008	4 697

Potential dilutive effect of shares to be issued to settle debt of the Sasol Inzalo share transaction

		2012	2011	2010

Sasol Inzalo Groups Funding debt (A and B preference shares)	Rm	1 243	1 288	1 290
Sasol Inzalo Public Funding debt (A and B preference shares)	Rm	2 226	2 314	2 325
Closing share price on the JSE	Rand	342,40	355,98	274,60
Potential dilutive effect of the Sasol Inzalo share transaction	thousand shares	10 133	10 118	13 166
Potential dilutive weighted effect of Sasol Inzalo share transaction	thousand shares	10 133	10 118	13 166

Sasol Limited Group

Notes to the Financial Statements (Continued)

44    Other comprehensive income

	Note	2012	2011 Restated (Note 1)	2010 Restated (Note 1)

		Rm	Rm	Rm
Components of other comprehensive income
Effect of translation of foreign operations		4 063	(2 026)	(842)
Effect of cash flow hedges		41	111	13
gains on effective portion of cash flow hedges		20	107	13
losses on cash flow hedges transferred to hedged items		21	4	—
(Loss)/gain on fair value of investments		(3)	—	4
Actuarial gains and losses on post-retirement benefit obligations		(1 195)	440	(436)
Tax on other comprehensive income	22	374	(131)	162

Other comprehensive income for year, net of tax		3 280	(1 606)	(1 099)

        Except for the actuarial gains and losses on post-retirement benefit obligations, the components of other comprehensive income can be reclassified subsequently to the income statement.

Tax and non-controlling interest on other comprehensive income

	Gross	Tax	Non- controlling interest	Net

	Rm	Rm	Rm	Rm
2012
Effect of translation of foreign operations	4 063	—	(12)	4 051
Gain on effective portion of cash flow hedges	20	(13)	(2)	5
Loss on cash flow hedges transferred to hedged items	21	—	—	21
Gain on fair value of investments	(3)	13	—	10
Actuarial gains and losses on post-retirement benefit obligations	(1 195)	374	4	(817)

Other comprehensive income	2 906	374	(10)	3 270

2011
Effect of translation of foreign operations	(2 026)	—	3	(2 023)
Gain on effective portion of cash flow hedges	107	(22)	(5)	80
Loss on cash flow hedges transferred to hedged items	4	(1)	—	3
Actuarial gains and losses on post-retirement benefit obligations	440	(108)	—	332

Other comprehensive income	(1 475)	(131)	(2)	(1 608)

2010
Effect of translation of foreign operations	(842)	—	—	(842)
Gain on effective portion of cash flow hedges	13	9	7	29
Gain on fair value of investments	4	(1)	—	3
Actuarial gains and losses on post-retirement benefit obligations	(436)	154	—	(282)

Other comprehensive income	(1 261)	162	7	(1 092)

Sasol Limited Group

Notes to the Financial Statements (Continued)

Equity structure

Note
Share capital	45
Share-based payment reserve	46
Foreign currency translation reserve	47
Share repurchase programme	48

45    Share capital

Number of shares
	2012	2011	2010

Authorised
Sasol ordinary shares of no par value	1 127 690 590	1 127 690 590	1 127 690 590
Sasol preferred ordinary shares of no par value	28 385 646	28 385 646	28 385 646
Sasol BEE ordinary shares of no par value	18 923 764	18 923 764	18 923 764

	1 175 000 000	1 175 000 000	1 175 000 000

Issued
Shares issued at beginning of year	670 976 162	667 673 462	665 880 862
Issued in terms of the Sasol Share Incentive Scheme	2 234 700	3 302 700	1 792 600

Shares issued at end of year	673 210 862	670 976 162	667 673 462

Comprising
Sasol ordinary shares of no par value	644 825 216	642 590 516	639 287 816
Sasol preferred ordinary shares of no par value	25 547 081	25 547 081	25 547 081
Sasol BEE ordinary shares of no par value	2 838 565	2 838 565	2 838 565

	673 210 862	670 976 162	667 673 462

Held in reserve
Allocated to the Sasol Share Incentive Scheme	6 605 600	11 066 300	14 551 900
Unissued shares	495 183 538	492 957 538	492 774 638
Sasol ordinary shares of no par value	476 259 774	474 033 774	473 850 874
Sasol preferred ordinary shares of no par value	2 838 565	2 838 565	2 838 565
Sasol BEE ordinary shares of no par value	16 085 199	16 085 199	16 085 199

	501 789 138	504 023 838	507 326 538

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

        With effect from 1 April 2012, the Sasol preferred ordinary share dividend has been grossed up by 10% in accordance with contractual obligations. The revised dividend is as follows for the remaining years:

  —
  R24,20 per annum for the next two years until 30 June 2014; and

  —
  R30,80 per annum for the last four years until 30 June 2018.

        The Sasol BEE ordinary shares have voting rights attached to them and will be Sasol ordinary shares at the end of the term of the Sasol Inzalo share transaction. The Sasol BEE ordinary shares rank pari passu with the Sasol ordinary shares and differ only in the fact that they are listed on the BEE segment of the JSE main board and trading is restricted.

        The Sasol BEE ordinary shares receive dividends per share simultaneously with, and equal to, the Sasol ordinary shares.

46    Share-based payments

	Note	2012	2011	2010

		Rm	Rm	Rm
During the year the following share-based payment expenses were recognised in the income statement regarding share-based payment arrangements that existed:
Equity settled—recognised directly in equity		485	1 428	880

Sasol Share Incentive Scheme	46.1	15	33	56
Sasol Inzalo share transaction	46.2	470	830	824
Ixia Coal transaction	46.3	—	565	—

Cash settled—recognised in long-term provisions
Sasol Share Appreciation Rights Scheme		82	495	57

Share Appreciation Rights with no corporate performance targets	46.4.1	(52)	332	51
Share Appreciation Rights with corporate performance targets	46.4.2	134	163	6

Sasol Medium-term Incentive Scheme	46.5	124	148	6

		691	2 071	943

Share options and share rights available for allocation

        Previously in terms of the long-term and medium-term incentive schemes, the number of share options and share rights available to eligible group employees through the Sasol Share Incentive Scheme, Sasol Share Appreciation Rights Scheme and the Sasol Medium-term Incentive Scheme shall

Sasol Limited Group

Notes to the Financial Statements (Continued)

46    Share-based payments (Continued)

not at any time exceed 80 million shares/rights. Following the introduction of the Sasol Share Appreciation Rights Scheme in March 2007, no further options have been issued in terms of the Sasol Share Incentive Scheme.

        In June 2012, the Sasol Limited board approved that the maximum number of rights to be issued under the Sasol Share Appreciation Rights Scheme and the Sasol Medium-term Incentive Scheme be decreased to 69 million shares/rights, representing 10% of Sasol Limited's issued share capital immediately after the Sasol Inzalo share transaction.

Number of share options / rights
	2012	2011	2010

Share options
Shares allotted	—	48 933 700	45 448 100
Share options granted	—	8 865 600	12 275 800
Unallocated share options	—	2 200 700	2 276 100

	—	60 000 000	60 000 000

Share rights
Share appreciation rights granted	20 624 900	16 436 300	11 399 700
Medium-term incentive rights granted	2 421 126	1 317 811	105 626
Unallocated share rights	45 953 974	2 245 889	8 494 674

	69 000 000	20 000 000	20 000 000

Total share options and share rights available for allocation	69 000 000	80 000 000	80 000 000

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

  2 years—1st third

  4 years—2nd third

  6 years—final third

        The offer price of these options equals the closing market price of the underlying shares on the trading day immediately preceding the granting of the option. These options are settled by means of the issue of Sasol ordinary shares of no par value by Sasol Limited. The fair value of the equity settled expense is calculated at grant date.

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

Number of shares
	2012	2011	2010

Vesting periods of options granted
Already vested	5 920 200	6 835 000	8 225 300
Within one year	685 400	1 297 200	1 893 900
One to two years	—	733 400	1 368 300
Two to three years	—	—	788 300

	6 605 600	8 865 600	12 275 800

	Number of shares	Weighted average option price

		Rand
Movements in the number of options granted
Balance at 30 June 2009	14 215 500	163,10
Options converted to shares	(1 792 600)	(114,18)
Options lapsed	(147 100)	(204,33)

Balance at 30 June 2010	12 275 800	169,75
Options converted to shares	(3 302 700)	(130,13)
Options lapsed	(107 500)	(173,57)

Balance at 30 June 2011	8 865 600	119,17
Options converted to shares	(2 234 700)	(145,40)
Options lapsed	(25 300)	(183,06)

Balance at 30 June 2012	6 605 600	110,05

	2012	2011	2010

	Rand	Rand	Rand
Average market price of options traded during year	367,05	342,50	295,70
Average fair value of share options vested during year	71,72	51,34	49,84

Sasol Limited Group

Notes to the Financial Statements (Continued)

46    Share-based payments (Continued)

	2012	2011	2010

	Rm	Rm	Rm
Total intrinsic value of share options exercised during year	495	701	325
Share-based payment expense recognised*	15	33	56

*
The unrecognised share-based payment expense related to non-vested share options, expected to be recognised over a weighted average period of 0,5 years, amounted to R2 million at 30 June 2012 (2011—R17 million; 2010—R49 million).

        Following the introduction of the Sasol Share Appreciation Rights Scheme in 2007, no further options have been granted in terms of the Sasol Share Incentive Scheme. The share-based payment expense recognised in the current year relates to options granted in previous years and is calculated based on the assumptions applicable to the year in which the options were granted.

        There was no income tax recognised as a consequence of Sasol Share Incentive Scheme.

Range of exercise prices	Number of shares	Weighted average option	Aggregate intrinsic value	Weighted average remaining life

		Rand	Rm	years
Details of unimplemented share options granted up to 30 June 2012
R 60,01–R 90,00	314 000	88,19	80	0,17
R 90,01–R 120,00	918 000	110,45	213	1,13
R 120,01–R 150,00	205 000	133,68	43	1,53
R 150,01–R 180,00	191 300	159,02	35	1,80
R 180,01–R 210,00	800 800	194,88	118	2,03
R 210,01–R 240,00	3 473 400	225,81	405	2,67
R 240,01–R 270,00	524 600	251,43	48	3,25
R 270,01–R 300,00	178 500	274,72	12	2,93

	6 605 600	198,05	954

Details of unimplemented share options vested at 30 June 2012
R 30,01–R 60,00	10 000	55,05	3
R 60,01–R 90,00	317 200	88,10	81
R 90,01–R 120,00	918 000	109,51	214
R 120,01–R 150,00	205 000	133,68	43
R 150,01–R 180,00	191 300	157,86	35
R 180,01–R 210,00	800 800	194,88	118
R 210,01–R 240,00	2 992 900	224,33	353
R 240,01–R 270,00	335 500	251,86	30
R 270,01–R 300,00	149 500	274,67	10

	5 920 200	192,50	887

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

Components of the transaction

	Note	Allocated	Value of shares issued

		%	Rm
The Sasol Inzalo Employee Trust and The Sasol Inzalo Management Trust	i	4,0	9 235
The Sasol Inzalo Foundation	ii	1,5	3 463
Selected Participants	iii	1,5	3 463
Black Public Invitations	iv	3,0	6 927

		10,0	23 088

	Share-based payment expense recognised

	Note	2012	2011	2010

		Rm	Rm	Rm
The Sasol Inzalo Employee Trust and The Sasol Inzalo Management Trust(1)	i	470	830	824
The Sasol Inzalo Foundation(2)	ii	—	—	—
Selected Participants	iii	—	—	—
Black Public Invitations	iv	—	—	—

		470	830	824

(1)
The unrecognised share-based payment expense related to non-vested Employee and Management Trusts' share rights, expected to be recognised over a weighted average period of 1,94 years amounted to R1 093 million at 30 June 2012 (2011—R1 585 million; 2010—R2 285 million).

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

        The share rights, which entitled the employees from the inception of the scheme to receive Sasol ordinary shares at the end of ten years, vest according to unconditional entitlement as follows:

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

ii      The Sasol Inzalo Foundation

        On 3 June 2008, The Sasol Inzalo Foundation (the foundation), which was incorporated as a trust and in the process of being registered as a public benefit organisation, subscribed for 9,5 million Sasol ordinary shares at an issue price of R366,00 per share, with a nominal value of R0,01 per share.

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

iii     Selected Participants

        In 2008, selected BEE groups (Selected Participants) which included Sasol customers, Sasol suppliers, Sasol franchisees, women's groups, trade unions and other professional associations, through a funding company, which is consolidated as part of the Sasol group, subscribed in total for 9,5 million

Sasol Limited Group

Notes to the Financial Statements (Continued)

46    Share-based payments (Continued)

Sasol preferred ordinary shares at an issue price of R366,00 per share, with a nominal value of R0,01 per share. A portion of these shares have not yet been allocated to Selected Participants and have been subscribed for by a facilitation trust, which is funded by Sasol. As at 30 June 2012, 1,1 million (2011—1,1 million; 2010—1,1 million) Sasol preferred ordinary shares were issued to the facilitation trust.

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

        The Black Public Invitations closed on 9 July 2008 and were included in the results for 2009. On 8 September 2008, the Black Public indirectly subscribed for 16 085 199 Sasol preferred ordinary shares and directly for 2 838 565 Sasol BEE ordinary shares.

        The fair value of the equity settled share-based payment expense relating to the share rights issued to the Black Public calculated at grant date is expensed immediately as all vesting conditions would have been met at that date. At 30 June 2012, 56 250 (2011—56 447; 2010—56 452) Sasol preferred ordinary shares and 17 440 (2011—17 395; 2010—17 405) Sasol BEE ordinary shares were issued to a facilitation trust funded by Sasol.

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

        At the end of the transaction term, the Sasol preferred ordinary shares will automatically be Sasol ordinary shares and will then be listed on the JSE . The Sasol ordinary shares remaining in the funding company after redeeming the preference share debt and paying costs may then be distributed to the Black Public in proportion to their shareholding.

        The funding company has, from inception, full voting and economic rights with regard to its interest in Sasol's issued share capital.

Cash Invitation

        The Cash Invitation allowed members of the Black Public to invest directly in Sasol BEE ordinary shares. As at 30 June 2012, the Black Public held 2,8 million (2011—2,8 million; 2010—2,8 million) Sasol BEE ordinary shares. Participants in the Cash Invitation receive dividends per share simultaneously with, and equal to, Sasol ordinary shareholders. In addition, they are entitled to exercise full voting rights attached to their Sasol BEE ordinary shares.

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

	Total	i) Employee and Management Trusts	ii) Sasol Inzalo Foundation	iii) Selected Participants	iv) Black Public Invitations

at 30 June 2012
Shares and share rights granted	60 977 868	24 278 102	9 461 882	8 387 977	18 849 907
Shares and share rights available for allocation	2 101 346	953 584	—	1 073 905	73 857

	63 079 214	25 231 686	9 461 882	9 461 882	18 923 764

Vesting periods of shares and share rights granted
Already vested	46 411 008	9 711 242	9 461 882	8 387 977	18 849 907
Within three years	7 283 430	7 283 430	—	—	—
Three to five years	7 283 430	7 283 430	—	—	—
Five to ten years	—	—	—	—	—

	60 977 868	24 278 102	9 461 882	8 387 977	18 849 907

	Total	i) Employee and Management Trusts	ii) Sasol Inzalo Foundation	iii) Selected Participants	iv) Black Public Invitations

at 30 June 2011
Shares and share rights granted	61 391 292	24 691 526	9 461 882	8 387 977	18 849 907
Shares and share rights available for allocation	1 687 922	540 160	—	1 073 905	73 857

	63 079 214	25 231 686	9 461 882	9 461 882	18 923 764

Vesting periods of shares and share rights granted
Already vested	36 699 766	—	9 461 882	8 387 977	18 849 907
Within three years	7 407 458	7 407 458	—	—	—
Three to five years	4 938 305	4 938 305	—	—	—
Five to ten years	12 345 763	12 345 763	—	—	—

	61 391 292	24 691 526	9 461 882	8 387 977	18 849 907

Sasol Limited Group

Notes to the Financial Statements (Continued)

46    Share-based payments (Continued)

	Total	i) Employee and Management Trusts	ii) Sasol Inzalo Foundation	iii) Selected Participants	iv) Black Public Invitations

at 30 June 2010
Shares and share rights granted	61 211 846	24 512 080	9 461 882	8 387 977	18 849 907
Shares and share rights available for allocation	1 867 368	719 606	—	1 073 905	73 857

	63 079 214	25 231 686	9 461 882	9 461 882	18 923 764

Vesting periods of shares and share rights granted
Already vested	36 699 766	—	9 461 882	8 387 977	18 849 907
Within three years	7 353 624	7 353 624	—	—	—
Three to five years	4 902 416	4 902 416	—	—	—
Five to ten years	12 256 040	12 256 040	—	—	—

	61 211 846	24 512 080	9 461 882	8 387 977	18 849 907

        The share-based payment expense was calculated using an option pricing model reflective of the underlying characteristics of each part of the transaction. It is calculated using the following assumptions at grant date.

	Employee and Management Trusts 2012	Selected Participants 2012	Black Public Invitation— Funded 2012	Black Public Invitation— Cash 2012

Valuation model	Monte Carlo	Black-Scholes	Black-Scholes	*
Exercise price Rand	366,00	*	*
Risk-free interest rate (%)	11,8	*	*
Expected volatility (%)	23,6	*	*
Expected dividend yield (%)	2,67–4,5	*	*
Vesting period	5 to 6 years**	*	*

	Employee and Management Trusts 2011	Selected Participants 2011	Black Public Invitation— Funded 2011	Black Public Invitation—Cash 2011

Valuation model	Monte Carlo	Black-Scholes	Black-Scholes	*
Exercise price Rand	366,00	*	*
Risk-free interest rate (%)	11,8	*	*
Expected volatility (%)	25,7	*	*
Expected dividend yield (%)	2,67–4,5	*	*
Vesting period	6 to 7 years**	*	*

Sasol Limited Group

Notes to the Financial Statements (Continued)

46    Share-based payments (Continued)

	Employee and Management Trusts 2010	Selected Participants 2010	Black Public Invitation— Funded 2010	Black Public Invitation— Cash 2010

Valuation model	Monte Carlo	Black-Scholes	Black-Scholes	*
Exercise price Rand	366,00	*	*
Risk-free interest rate (%)	11,8	*	*
Expected volatility (%)	33,5	*	*
Expected dividend yield (%)	2,67–4,5	*	*
Vesting period	7 to 8 years**	*	*

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

Sasol Limited Group

Notes to the Financial Statements (Continued)

46    Share-based payments (Continued)

        The valuation of the share-based payment expense requires a significant degree of judgement to be applied by management.

	Number of shares/ share rights	Weighted average value	Aggregate intrinsic value	Weighted average remaining life

		Rand	Rm	years
Movements in the number of shares and share rights granted
i) Sasol Inzalo Employee and Management Trusts
Balance at 30 June 2009	21 633 050	366,00	(2 309)	9,0
Shares and share rights granted	2 921 059	366,00	(267)	—
Shares and share rights forfeited	(42 029)	—	(12)	—

Balance at 30 June 2010	24 512 080	366,00	(2 588)	8,0
Shares and share rights granted	878 312	366,00	(9)	—
Shares and share rights forfeited	(698 866)	—	(249)	—

Balance at 30 June 2011	24 691 526	366,00	(2 846)	7,0
Shares and share rights granted	1 053 634	366,00	(44)	—
Shares and share rights forfeited	(1 467 058)	—	(476)	—

Balance at 30 June 2012	24 278 102	366,00	(3 366)	6,0

ii) Sasol Inzalo Foundation
Balance at 30 June 2009	9 461 882	366,00	(865)	9,0
Shares and share rights granted	—	—	—	—

Balance at 30 June 2010	9 461 882	366,00	(865)	8,0
Shares and share rights granted and forfeited	—	—	—	—

Balance at 30 June 2011	9 461 882	366,00	(865)	7,0
Shares and share rights granted and forfeited	—	—	—	—

Balance at 30 June 2012	9 461 882	366,00	(865)	6,0

iii) Selected Participants
Balance at 30 June 2009	8 387 977	366,00	(767)	9,0
Shares and share rights granted	—	—	—	—

Balance at 30 June 2010	8 387 977	366,00	(767)	8,0
Shares and share rights granted and forfeited	—	—	—	—

Balance at 30 June 2011	8 387 977	366,00	(767)	7,0
Shares and share rights granted and forfeited	—	—	—	—

Balance at 30 June 2012	8 387 977	366,00	(767)	6,0

iv) Black Public Invitations
Balance at 30 June 2009	18 850 413	366,00	(1 723)	9,0
Shares and share rights granted	—
Shares and share rights forfeited	(506)	—	—	—

Balance at 30 June 2010	18 849 907	366,00	(1 723)	8,0
Shares and share rights granted and forfeited	—	—	—	—

Balance at 30 June 2011	18 849 907	366,00	(1 723)	7,0
Shares and share rights granted and forfeited	—	—	—	—

Balance at 30 June 2012	18 849 907	366,00	(1 723)	6,0

Sasol Limited Group

Notes to the Financial Statements (Continued)

46    Share-based payments (Continued)

	i) Employee and Management Trusts 2012		ii) Sasol Inzalo Foundation 2012	iii) Selected Participants 2012	iv) Black Public Invitations— Funded 2012	iv) Black Public Invitations— Cash 2012

	Rand		Rand	Rand	Rand	Rand
at 30 June 2012
Average price at which shares/share rights were granted during year	366	*	—	—	—	—

Average fair value of shares/share rights issued during year	48,15		—	—	—	—

	i) Employee and Management Trusts 2011		ii) Sasol Inzalo Foundation 2011	iii) Selected Participants 2011	iv) Black Public Invitations— Funded 2011	iv) Black Public Invitations— Cash 2011

	Rand		Rand	Rand	Rand	Rand
at 30 June 2011
Average price at which shares/share rights were granted during year	366	*	—	—	—	—

Average fair value of shares/share rights issued during year	66,13		—	—	—	—

	i) Employee and Management Trusts 2010		ii) Sasol Inzalo Foundation 2010	iii) Selected Participants 2010	iv) Black Public Invitations— Funded 2010	iv) Black Public Invitations— Cash 2010

	Rand		Rand	Rand	Rand	Rand
at 30 June 2010
Average price at which shares/share rights were granted during year	366	*	—	—	—	—

Average fair value of rights issued during year	71,89		—	—	—	—

*
Underlying value at 60 day volume weighted average price on 18 March 2008, although the shares were issued at a nominal value of R0,01 per share.

46.3 The Ixia Coal transaction

        On 29 September 2010, the remaining conditions precedent for the conclusion of the Ixia Coal transaction were met, which resulted in the Ixia Coal transaction becoming effective. The Ixia Coal transaction is a broad-based Black Economic Empowerment (BEE) transaction, in line with Sasol Mining's empowerment strategy and its commitment to comply with the objectives of the Mineral and Petroleum Resources Development Act in South Africa as well as the Mining Charter. The primary focus of the Ixia Coal transaction was to establish a black women controlled operational mining company with operating capacity, operating assets and growth assets, through a joint venture in which

Sasol Limited Group

Notes to the Financial Statements (Continued)

46    Share-based payments (Continued)

disadvantaged rural black women who originate from South African provinces, where Sasol Mining has operations or coal reserves, could participate.

        The members of Ixia Coal (Pty) Ltd. (Ixia Coal), through a funding company (Ixia Coal Funding (Pty) Ltd., which is consolidated as part of the Sasol group), subscribed for a 20% share in Sasol Mining for a purchase consideration of R1,8 billion. The black-women members of Ixia Coal, through WipCoal (Pty) Ltd. (WipCoal), and Sasol Mining Holdings (Pty) Ltd., a wholly-owned subsidiary of Sasol Limited, contributed, in cash, equity of R47 million, in their respective shareholding of 51% and 49% in Ixia Coal. The balance of the contribution was funded through preference share debt (refer note 17), including preference shares subscribed for by Sasol, issued by the funding company.

        The parties are entitled to receive a dividend on their shareholding in Sasol Mining in proportion to their effective interest in Sasol Mining's issued share capital, subject to the financing requirements of the preference share debt. The transaction results in WipCoal owning effectively 10,2% of the equity in Sasol Mining.

        The fair value of the equity settled share-based payment expenses relating to the Ixia Coal transaction was calculated at grant date and was expensed immediately as all vesting conditions had been met at that date.

	Value of the transaction 2011	Share based payment expense recognised 2011

	Rm	Rm
The Ixia Coal transaction	1 484	565

        The share-based payment expense was calculated using an option pricing model reflective of the underlying characteristics of the transaction. It is calculated using the following assumptions at grant date:

2011

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

Sasol Limited Group

Notes to the Financial Statements (Continued)

46    Share-based payments (Continued)

46.4 The Sasol Share Appreciation Rights Scheme

        During March 2007, the group introduced the Sasol Share Appreciation Rights Scheme. This scheme replaced the Sasol Share Incentive Scheme. The objectives of the scheme are similar to that of the Sasol Share Incentive Scheme. The Share Appreciation Rights Scheme allows certain senior employees to earn a long-term incentive amount calculated with reference to the increase in the Sasol ordinary share price between the offer date of share appreciation rights to vesting and exercise of such rights. With effect from September 2009, certain qualifying senior management receive only share appreciation rights that contain corporate performance targets (refer 46.4.2). These qualifying employees will retain the share appreciation rights with no corporate performance targets that have been granted to them previously .

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

        On resignation, share appreciation rights which have not yet vested will lapse and share appreciation rights which have vested may be taken up at the employee's election before their last day of service. Payment on appreciation rights forfeited will therefore not be required. On death, all appreciation rights vest immediately and the deceased estate has a period of twelve months to exercise these rights. On retrenchment, all appreciation rights vest immediately and the employee has a period of twelve months to exercise these rights. On retirement the appreciation rights vest immediately and the employee has a period of twelve months to exercise these rights

        It is group policy that employees should not deal in Sasol Limited securities (and this is extended to the Sasol Share Appreciation Rights) for the periods from 1 January for half year end and 1 July for

Sasol Limited Group

Notes to the Financial Statements (Continued)

46    Share-based payments (Continued)

year end until 2 days after publication of the results and at any other time during which they have access to price sensitive information.

Number of share appreciation rights

	2012	2011	2010

Vesting periods of rights granted
Already vested	3 881 300	2 614 300	1 202 600
Within one year	1 611 700	1 850 000	1 740 500
One to two years	1 736 200	1 676 200	1 917 600
Two to three years	1 356 100	1 843 600	1 728 200
Three to four years	916 100	1 421 500	1 927 500
Four to five years	67 100	943 000	1 425 700
More than five years	—	67 100	984 800

	9 568 500	10 415 700	10 926 900

	Number of share appreciation rights	Weighted average share price

		Rand
Movements in the number of rights granted
Balance at 30 June 2009	8 193 300	287,24
Rights granted	3 044 200	296,54
Rights exercised	(40 700)	(268,68)
Rights forfeited	(900)	(299,90)
Rights lapsed	(269 000)	(324,81)

Balance at 30 June 2010	10 926 900	288,97
Rights granted	208 100	298,65
Rights exercised	(384 900)	(367,92)
Rights forfeited	(334 400)	(311,06)

Balance at 30 June 2011	10 415 700	285,54
Rights granted	—	—
Rights exercised	(815 200)	(380,22)
Rights forfeited	(32 000)	(225,04)
Rights lapsed	—	—

Balance at 30 June 2012	9 568 500	277,68

	2012	2011	2010

	Rand	Rand	Rand
Average price at which share appreciation rights were granted during year	—	298,65	296,54
Average market price of share appreciation rights traded during year	380,22	367,92	303,37
Average fair value of share appreciation rights vested during year	66,52	90,89	47,23
Average fair value of share appreciation rights issued during year	—	121,63	75,20

Sasol Limited Group

Notes to the Financial Statements (Continued)

46    Share-based payments (Continued)

	2012	2011	2010

	Rm	Rm	Rm
Average intrinsic value of share appreciation rights exercised during year	66	31	1
Total intrinsic value of share appreciation rights vested	143	127	67
Share-based payment expense recognised*	(52)	332	51

*
The unrecognised share-based payment expense related to non-vested share appreciation rights, expected to be recognised over a weighted average period of 2,2 years, amounted to R111 million at 30 June 2012 (2011—R318 million; 2010—R327 million).

	2012	2011	2010

The share-based payment expense is calculated using the binomial tree model based on the following assumptions at 30 June
Risk free interest rate (%)	6,09–7,15	7,56–8,15	7,87–8,22
Expected volatility (%)	24,13	25,58	28,69
Expected dividend yield (%)	5,11	3,22	3,35
Expected forfeiture rate (%)	5,00	5,00	5,00
Vesting period	2,4,6 years	2,4,6 years	2,4,6 years

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

Sasol Limited Group

Notes to the Financial Statements (Continued)

46    Share-based payments (Continued)

Range of exercise prices

	Number of share appreciation rights	Weighted average price per right	Aggregate intrinsic value	Weighted average remaining life

		Rand	Rm	years
Details of unimplemented rights granted up to 30 June 2012
R210,01–R240,00	232 000	222,50	28	3,68
R240,01–R270,00	1 186 800	257,24	101	5,17
R270,01–R300,00	4 849 400	294,75	232	5,69
R300,01–R330,00	73 600	327,20	1	4,28
R330,01–R360,00	2 621 700	351,02	—	5,13
R390,01–R420,00	234 000	407,50	—	4,70
R420,01–R450,00	187 900	444,00	—	4,82
R450,01–R480,00	148 200	475,10	—	4,93
R480,01–R510,00	34 900	496,75	—	4,90

	9 568 500	313,23	362

Details of unimplemented rights vested at 30 June 2012
R210,01–R240,00	141 400	222,50	17
R240,01–R270,00	396 200	257,36	34
R270,01–R300,00	1 902 600	294,64	91
R300,01–R330,00	42 000	327,20	1
R330,01–R360,00	997 000	350,30	—
R390,01–R420,00	156 700	407,50	—
R420,01–R450,00	122 800	444,00	—
R450,01–R480,00	99 800	475,10	—
R480,01–R510,00	22 800	496,75	—

	3 881 300	317,97	143

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

        On resignation, share appreciation rights which have not yet vested will lapse and share appreciation rights which have vested may be taken up at the employee's election before their last day of service. Payment on rights forfeited will therefore not be required. On death, all appreciation rights vest immediately and the deceased estate has a period of twelve months to exercise these rights. On retrenchment, all appreciation rights vest immediately and the employee has a period of twelve months to exercise these rights. On retirement the appreciation rights vest immediately and the employee has a period of twelve months to exercise these rights

        It is group policy that employees should not deal in Sasol Limited securities (and this is extended to the Sasol Share Appreciation Rights) for the periods from 1 January for half year end and 1 July for year end until 2 days after publication of the results and at any other time during which they have access to price sensitive information.

Number of share appreciation rights
	2012	2011	2010

Vesting periods of rights granted
Already vested	210 000	89 900	—
Within one year	1 790 000	140 900	—
One to two years	1 652 100	1 878 400	157 600
Two to three years	1 788 500	140 900	—
Three to four years	1 648 900	1 878 400	157 600
Four to five years	1 669 400	137 300	—
More than five years	2 297 500	1 754 800	157 600

	11 056 400	6 020 600	472 800

Sasol Limited Group

Notes to the Financial Statements (Continued)

46    Share-based payments (Continued)

	Number of share appreciation rights	Weighted average share price

		Rand
Movements in the number of rights granted
Balance at 30 June 2010	472 800	296,49
Rights granted	5 687 600	312,92
Rights exercised	(5 200)	(340,98)
Rights forfeited	(107 200)	(298,04)
Rights lapsed	(27 400)	(279,48)

Balance at 30 June 2011	6 020 600	325,77
Rights granted	5 425 700	342,27
Rights exercised	(256 300)	(387,30)
Rights forfeited	(123 100)	(322,86)
Rights lapsed	(10 500)	(331,45)

Balance at 30 June 2012	11 056 400	332,47

for the year ended 30 June	2012	2011	2010

	Rand	Rand	Rand
Average price at which share appreciation rights were granted during year	342,27	312,92	296,49
Average market price of share appreciation rights traded during year	387,30	340,98	—
Average fair value of share appreciation rights vested during year	49,86	104,79	51,91
Average fair value of share appreciation rights issued during year	61,00	127,28	68,47

for the year ended 30 June	2012	2011	2010

	Rm	Rm	Rm
Average intrinsic value of share appreciation rights exercised during year	22	—	—
Total intrinsic value of share appreciation rights vested	8	5	—
Share-based payment expense recognised*	134	163	6

*
The unrecognised share-based payment expense related to non-vested share appreciation rights with corporate performance targets, expected to be recognised over a weighted average period of 1,7 years, amounted to R509 million at 30 June 2012 (2011—R613 million; 2010—R25 million).

	2012	2011	2010

The share-based payment expense is calculated using the binomial tree model based on the following assumptions at 30 June:
Risk free interest rate (%)	6,09–7,15	7,56–8,15	7,87–8,22
Expected volatility (%)	24,13	25,58	28,69
Expected dividend yield (%)	5,11	3,22	3,35
Expected forfeiture rate (%)	5,00	5,00	5,00
Vesting period	2,4,6 years	2,4,6 years	2,4,6 years

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

        The expected dividend yield of the rights granted is determined using the historical dividend yield of the Sasol ordinary shares.

        The valuation of the share-based payment expense requires a significant degree of judgement to be applied by management.

Range of exercise prices

	Number of share appreciation rights	Weighted average price per right	Aggregate intrinsic value	Weighted average remaining life

		Rand	Rm	years
Details of unimplemented rights granted up to 30 June 2012
R270,01–R300,00	4 084 400	298,44	180	7,12
R300,01–R330,00	445 100	322,60	9	7,40
R330,01–R360,00	5 027 000	336,76	29	8,17
R360,01–R390,00	1 499 900	373,46	—	8,41

	11 056 400	327,01	218

Details of unimplemented rights vested at 30 June 2012
R270,01–R300,00	170 200	296,94	8
R300,01–R330,00	11 400	322,60	—
R330,01–R360,00	28 400	334,53	—

	210 000	303,42	8

46.5 The Sasol Medium-term Incentive Scheme

        During September 2009, the group introduced the Sasol Medium-term Incentive Scheme (MTI). The objective of the MTI Scheme is to provide qualifying employees which participate in the Share Appreciation Rights Scheme with corporate performance targets (refer note 46.4.2) the opportunity of receiving incentive payments based on the value of Sasol ordinary shares in Sasol Limited. The MTI Scheme allows certain senior employees to earn a medium-term incentive amount in addition to the Share Appreciation Rights Scheme, which is linked to certain corporate performance targets. These corporate performance targets are based on the share price performance versus the JSE all share index, Sasol earnings growth and Sasol production volumes growth. Allocations of the MTI are linked to the performance of both the group and the individual. The MTI is also intended to complement existing incentive arrangements, to retain and motivate key employees and to attract new key employees.

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

Number of rights
	2012	2011	2010

Vesting periods of rights granted
Already vested	—	—	—
Within one year	82 511	—	—
One to two years	1 152 037	90 779	—
Two to three years	1 186 578	1 227 032	—
Three to four years	—	—	105 626
More than four years	—	—	—

	2 421 126	1 317 811	105 626

Number of rights
Movements in the number of rights granted
Rights granted	105 626

Balance at 30 June 2010	105 626
Rights granted	1 272 855
Rights exercised	(21 748)
Rights forfeited	(21 912)
Rights lapsed	(17 010)

Balance at 30 June 2011	1 317 811
Rights granted	1 220 755
Rights exercised	(77 048)
Rights forfeited	(28 571)
Rights lapsed	(11 821)

Balance at 30 June 2012	2 421 126

	2012	2011	2010

	Rand	Rand	Rand
Average price at which MTIs were granted during year	—	—	—
Average fair value of MTIs issued during year	250,51	380,18	202,57
Average intrinsic value of MTIs exercised during the year	354,99	357,39	—

Sasol Limited Group

Notes to the Financial Statements (Continued)

46    Share-based payments (Continued)

	2012	2011	2011

	Rm	Rm	Rm
Total intrinsic value of MTIs vested	27	7	—
Share-based payment expense recognised*	124	148	6

*
The unrecognised share-based payment expense related to MTIs, expected to be recognised over a weighted average period of 1,0 years, amounted to R370 million at 30 June 2012 (2011—R503 million; 2010—R20 million).

	2012	2011	2011

The share-based payment expense is calculated using the Monte Carlo simulation model based on the following assumptions at 30 June
Risk free interest rate (%)	6,09–7,15	7,56–8,15	7,87–8,22
Expected volatility (%)	24,13	25,58	28,69
Expected dividend yield (%)	5,11	3,22	3,35
Expected forfeiture rate (%)	5,00	5,00	5,00
Vesting period	3 years	3 years	3 years

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

Sasol Limited Group

Notes to the Financial Statements (Continued)

47    Foreign currency translation reserve

	Note	2012	2011	2010

		Rm	Rm	Rm
Translation of foreign operations
Property, plant and equipment		1 899	(1 372)	(652)
cost	2	4 500	(1 939)	(2 873)
accumulated depreciation	2	(2 601)	567	2 221
Assets under construction	3	850	(72)	(84)
Goodwill	4	40	9	(67)
Intangible assets		48	(8)	(69)
cost	5	113	4	(173)
accumulated amortisation	5	(65)	(12)	104
Investments in securities	6	10	8	(25)
Investments in associates		676	(365)	(9)
Long-term receivables		63	10	(51)
Assets held for sale		6	(1)	(5)
Inventories		903	(130)	(521)
Trade receivables		888	(192)	(609)
Other receivables and prepaid expenses		(1)	(29)	(30)
Short-term financial assets		—	—	(1)
Cash and cash equivalents		649	(421)	(124)
Non-controlling interest		(11)	5	—
Long-term debt	17	(106)	386	55
Long-term provisions	19	(190)	38	131
Long-term financial liabilities		—	—	1
Post-retirement benefit obligations		(143)	(145)	263
Long-term deferred income		(23)	17	40
Deferred tax	22	(173)	74	52
Liabilities in disposal groups held for sale		—	—	2
Short-term debt	23	(17)	52	5
Short-term financial liabilities		(1)	2	4
Short-term provisions	25	(36)	4	40
Tax payable	27	(18)	21	21
Trade payables and accrued expenses		(673)	68	355
Other payables		(378)	(137)	1 037

		4 262	(2 178)	(241)
Arising from net investment in foreign operations		(211)	153	(601)

Movement for year		4 051	(2 025)	(842)
Realisation of foreign currency translation reserve	33	—	2	—
Disposal of businesses	56	—	(4)	—
Balance at beginning of year		(1 914)	113	955

Balance at end of year		2 137	(1 914)	113

Sasol Limited Group

Notes to the Financial Statements (Continued)

47    Foreign currency translation reserve (Continued)

	2012	2011	2010

	Rm	Rm	Rm
Business segmentation
South African energy cluster	16	(4)	(3)
Oil	16	(4)	(3)
International energy cluster	695	(2 377)	(1 050)
Synfuels International	(452)	(2 081)	(1 070)
Petroleum International	1 147	(296)	20
Chemical cluster	966	218	1 094
Polymers	(658)	(516)	105
Solvents	783	605	554
Olefins & Surfactants	389	(329)	(213)
Other chemicals—Wax	1 058	982	986
Other chemical businesses	(606)	(524)	(338)
Other businesses	460	249	72
Financing	420	209	38
Other businesses	40	40	34

Total operations	2 137	(1 914)	113

48    Share repurchase programme

	Number of shares
	2012	2011	2010

Held by the wholly owned subsidiary, Sasol Investment Company (Pty) Ltd.
Balance at beginning of year	8 809 886	8 809 886	8 809 886
Shares cancelled	—	—	—
Shares repurchased	—	—	—

Balance at end of year	8 809 886	8 809 886	8 809 886

Percentage of issued share capital (excluding Sasol Inzalo share transaction)	1,44%	1,45%	1,46%

for the year ended 30 June	2012	2011	2010

	Rand	Rand	Rand
Average cumulative purchase price	299,77	299,77	299,77
Average purchase price during year	—	—	—

        As at 30 June 2012, a total of 8 809 886 Sasol ordinary shares (30 June 2011—8 809 886; 30 June 2010—8 809 886), representing 1,44% (30 June 2011—1,45%; 30 June 2010—1,46%) of the issued share capital of the company, excluding the Sasol Inzalo share transaction, is held by its subsidiary, Sasol Investment Company (Pty) Ltd. These shares are held as treasury shares and do not carry any voting

Sasol Limited Group

Notes to the Financial Statements (Continued)

48    Share repurchase programme (Continued)

rights. Since the inception of the programme in 2007, 40 309 886 Sasol ordinary shares, representing 6,39% of the issued share capital of the company, excluding the Sasol Inzalo share transaction, had been repurchased for R12,1 billion at a cumulative average price of R299,77 per share. 31 500 000 Sasol ordinary shares of the repurchased shares were cancelled on 4 December 2008, for a total value of R7,9 billion, and restored to authorised share capital.

        At the company's annual general meeting on 27 November 2009, shareholders renewed the directors' authority to repurchase up to 4% of the issued ordinary shares of the company subject to the provisions of the South African Companies Act and the requirements of the JSE Limited. No purchases have been made under this authority. At the annual general meeting held on 26 November 2010, shareholders granted the authority to the Sasol directors to repurchase up to 10% of Sasol's issued share capital (excluding the preferred ordinary and Sasol BEE ordinary shares). No purchases have been made under this authority. At the annual general meeting held on 25 November 2011, shareholders granted the authority to the Sasol directors to repurchase up to 10% of Sasol's issued securities for a further maximum of 15 months. No shares were repurchased during the year.

Liquidity and capital resources

	Note	2012	2011	2010

		Rm	Rm	Rm
Cash generated by operating activities	49	47 901	38 639	27 338
Cash flow from operations	50	50 172	41 018	30 762
Increase in working capital	51	(2 271)	(2 379)	(3 424)
Finance income received	52	1 149	1 380	1 372
Dividends paid	53	(9 600)	(6 614)	(5 360)
Non-current assets sold	54	257	168	208
Acquisitions	55	(24)	3 823	—
Disposals	56	713	22	—

Sasol Limited Group

Notes to the Financial Statements (Continued)

49    Cash generated by operating activities

	Note	2012	2011	2010

		Rm	Rm	Rm
Cash flow from operations	50	50 172	41 018	30 762
Increase in working capital	51	(2 271)	(2 379)	(3 424)

		47 901	38 639	27 338

50    Cash flow from operations

	Note	2012	2011	2010

		Rm	Rm	Rm
Operating profit		36 758	29 950	23 937
Adjusted for
amortisation of intangible assets	34	229	235	203
equity settled share-based payment expense	46	485	1 428	880
deferred income		(214)	719	(387)
depreciation of property, plant and equipment	34	9 422	7 165	6 509
effect of remeasurement items	42	1 860	426	(46)
movement in impairment of trade receivables		47	137	70
movement in long-term prepaid expenses		(45)	15	(61)
movement in long-term provisions
income statement charge	19	1 279	1 230	1 173
utilisation	19	(493)	(486)	(904)
movement in short-term provisions		508	(163)	(274)
movement in post-retirement benefit
assets		(18)	(74)	(76)
obligations		355	414	319
translation effect of foreign currency loans		(458)	(145)	(94)
translation of net investment in foreign operations		211	153	(601)
write-down of inventories to net realisable value	34	331	112	118
other non cash movements		(85)	(98)	(4)

		50 172	41 018	30 762

Sasol Limited Group

Notes to the Financial Statements (Continued)

50    Cash flow from operations (Continued)

	2012	2011	2010

	Rm	Rm	Rm
Business segmentation
South African energy cluster	34 811	26 015	22 166
Mining	3 328	2 616	1 727
Gas	3 257	2 875	2 793
Synfuels	25 865	17 691	15 754
Oil	2 363	2 895	1 917
Other	(2)	(62)	(25)
International energy cluster	4 165	2 840	515
Synfuels International	2 515	1 681	(349)
Petroleum International	1 650	1 159	864
Chemical cluster	8 977	11 607	7 937
Polymers	1 384	2 766	2 056
Solvents	1 820	2 429	1 894
Olefins & Surfactants	3 816	4 446	2 746
Other chemical businesses	1 957	1 966	1 241
Other businesses	2 219	556	144

Total operations	50 172	41 018	30 762

Sasol Limited Group

Notes to the Financial Statements (Continued)

51    Increase in working capital

	Note	2012	2011	2010

		Rm	Rm	Rm
Increase in inventories
Per the statement of financial position		(2 156)	(2 040)	(1 883)
Write-down of inventories to net realisable value		(331)	(112)	(118)
Transfer (to)/ from other assets		3	(2)	13
Reclassification from / (to) held for sale		13	(14)	—
Disposal of businesses		(124)	—	—
Translation of foreign operations	47	903	(130)	(521)
Translation of foreign entities		203	(153)	—

		(1 489)	(2 451)	(2 509)

Increase in trade receivables
Per the statement of financial position		(1 531)	(3 004)	(3 448)
Movement in impairment		(47)	(137)	(70)
Transfer to other assets		2	—	—
Disposal of businesses		(72)	—	—
Translation of foreign operations	47	888	(192)	(609)
Translation of foreign entities		248	(148)	—

		(512)	(3 481)	(4 127)

(Increase) / decrease in other receivables and prepaid expenses
Per the statement of financial position		(1 318)	(80)	447
Movement in short-term portion of long-term receivables		54	(145)	(243)
Transfer from other assets		857	—	—
Disposal of businesses		(2)	—	—
Effect of cash flow hedging		—	1	—
Translation of foreign operations	47	(1)	(29)	(30)
Translation of foreign entities		40	(17)	—

		(370)	(270)	174

Increase in trade payables and accrued expenses
Per the statement of financial position		841	3 383	414
Disposal of businesses		1	—	—
Translation of foreign operations	47	(673)	68	355
Translation of foreign entities		(80)	80	—

		89	3 531	769

Increase in other payables
Per the statement of financial position		1 112	190	747
Disposal of businesses		2	—	—
Reclassification to short-term provisions		(5)	—	—
Reclassification to long-term provisions		—	—	54
Effect of cash flow hedging		—	(2)	(18)
Translation of foreign operations	47	(378)	(137)	1 037
Translation of foreign entities		(99)	309	—

		632	360	1 820

Movement in financial assets and liabilities
Long-term financial assets		(173)	(19)	13
Short-term financial assets		(402)	29	459
Long-term financial liabilities		(60)	36	(54)
Short-term financial liabilities		14	(114)	31

		(621)	(68)	449

Increase in working capital		(2 271)	(2 379)	(3 424)

Sasol Limited Group

Notes to the Financial Statements (Continued)

52    Finance income received

	Note	2012	2011	2010

		Rm	Rm	Rm
Interest received	38	766	943	1 288
Dividends received from investments	38	22	40	31
Dividends received from associates	7	361	397	53

		1 149	1 380	1 372

53    Dividends paid

Final dividend—prior year	(6 089)	(4 713)	(3 653)
Interim dividend—current year	(3 511)	(1 901)	(1 707)

	(9 600)	(6 614)	(5 360)

Forecast cash flow on final dividend—current year	7 239	6 053	4 682

Forecast STC charge on final dividend—current year	—	589	452

        The forecast cash flow on the final dividend is calculated based on the net number of Sasol ordinary shares in issue at 30 June 2012 of 644,8 million. The actual dividend payment will be determined on the record date of 12 October 2012.

54    Non-current assets sold

	2012	2011	2010

	Rm	Rm	Rm
Property, plant and equipment	190	42	49
Assets under construction	4	27	7
Other intangible assets	63	99	152

	257	168	208

55    Acquisitions

	Note	2012	2011	2010

		Rm	Rm	Rm
Property, plant and equipment	2	—	709	—
Assets under construction	3	24	3 114	—

Total consideration per the statement of cash flows		24	3 823	—

Comprising
Sasol Synfuels International—Uzbekistan GTL		24	—	—
Sasol Petroleum International—Canadian shale gas assets		—	3 823	—

Total consideration		24	3 823	—

Sasol Limited Group

Notes to the Financial Statements (Continued)

55    Acquisitions (Continued)

Acquisitions in 2012

        During 2012, Sasol acquired an additional 11,2% interest in the Uzbekistan GTL project for a purchase consideration of R24 million, thereby increasing Sasol's participating interest in this project to 44,5%.

Acquisitions in 2011

        On 17 December 2010, Sasol signed an agreement with the Canadian based Talisman Energy Inc. (Talisman) to acquire a 50% stake in their Farrell Creek shale gas assets, located in the Montney Basin of British Columbia, Canada for a purchase consideration of R7,1 billion. Talisman will retain the remaining 50% interest and continue as operator of the Farrell Creek assets, that includes gas gathering systems and processing facilities. On 1 March 2011, the suspensive conditions pertaining to the agreement with Talisman were fulfilled and the transaction was completed. A cash consideration of CAD295,7 million (R2 068 million) was paid at that time. The remainder of the purchase consideration will be settled through the capital carry obligation.

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

Acquisitions in 2010

        There were no acquisitions during 2010.

Sasol Limited Group

Notes to the Financial Statements (Continued)

56    Disposals

	Note	2012	2011	2010

		Rm	Rm	Rm
Property, plant and equipment cost		314	18	517
accumulated depreciation		(178)	(8)	(516)
Investments in securities		2	—	—
Investments in associates		29	—	—
Long-term receivables and prepaid expenses		5	—	—
Assets held for sale		37	—	66
Inventories		99	—	—
Trade receivables		72	—	—
Other receivables and prepaid expenses		2	—	—
Long-term provisions		(4)	—	(9)
Post-retirement benefit obligations		(22)	—	—
Short-term provisions		(1)	—	—
Trade payables and accrued expenses		(1)	—	—
Other payables		(2)	—	—
Liabilities in disposal groups held for sale		—	—	(60)
Tax payable	27	—	1	—

		352	11	(2)
Total consideration		713	22	—

		361	11	2
Realisation of accumulated translation effects		—	4	—

Profit on disposal	42	361	15	2

Total consideration comprising
Petroleum International—Exploration assets		96	—	—
Olefins & Surfactants—Witten plant		550	—	—
Sasol Nitro—Fertiliser businesses		31	16	—
Sasol Wax—Paramelt RMC BV		7	6	7
Other businesses—Thin Film Solar Technology		29	—	—
Other		—	—	(7)

Total consideration		713	22	—

Disposals in 2012

Petroleum International—Exploration licences

        In 2012, Sasol Petroleum International (SPI) disposed of 10% of its equity interest in an exploration asset in Papua New Guinea for a total consideration of R60 million. In addition, in 2010, SPI entered into negotiations with buyers interested in acquiring exploration assets in Nigeria. The sale of these assets were concluded in 2012 for a total consideration of R36 million.

Sasol Limited Group

Notes to the Financial Statements (Continued)

56    Disposals (Continued)

Olefins & Surfactants—Witten plant

        During 2012, as part of the Sasol Olefins & Surfactants (O&S), restructuring programme announced in March 2007, Sasol decided to dispose of the Witten plant in Germany for a total consideration of R550 million.

Sasol Nitro—Fertiliser businesses

        In July 2010, Sasol Nitro concluded a settlement agreement with the South African Competition Commission to dispose of the bulk blending and liquid fertiliser blending facilities in Durban, Bellville, Endicott and Kimberley. During 2012, the facilities in Durban, Bellville, Endicott and Kimberley were sold for a total consideration of R31 million.

Sasol Wax—Paramelt RMC BV

        On 10 July 2007, Sasol Wax disposed of its 31% investment in Paramelt RMC BV, operating in the Netherlands, for a consideration of R251 million, realising a profit of R129 million. During 2012, the additional conditions precedent were met resulting in the receipt of additional consideration of R7 million.

Other businesses—Thin Film Solar Technology

        During 2012, Sasol disposed of its 40% investment in Thin Film Solar Technology for a consideration of R29 million.

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

Sasol Limited Group

Notes to the Financial Statements (Continued)

Other disclosures

Note
Guarantees and contingent liabilities	57
Commitments under leases	58
Related party transactions	59
Inflation reporting	60
Subsequent events	61
Interest in joint ventures	62
Financial risk management and financial instruments	63

57    Guarantees and contingent liabilities

57.1.  Guarantees

	Note	Guarantees 2012	Liability included on statement of financial position 2012	Guarantees 2011	Liability included on statement of financial position 2011

		Rm	Rm	Rm	Rm
In respect of EGTL	i	4 010	1 921	3 344	1 496
In respect of GTL ventures	ii	1 950	—	1 576	—
Other performance guarantees	iii	782	231	817	211
In respect of the shale gas ventures	iv	6 243	—	11 737	—
In respect of natural oil and gas	v	2 160	1 660	2 479	2 299
In respect of letter of credit	vi	1 541	—	2 674	—
In favour of BEE partners	vii	319	8	400	12
In respect of German propylene pipeline facility	viii	72	—	643	399
Guarantee in favour of Sasol Inzalo share transaction	ix	3 927	3 927	3 587	3 587
In respect of Natref debt	x	1 047	1 047	1 066	1 066
In respect of crude oil purchases	xi	980	980	813	813
In respect of development of retail convenience centres	xii	700	700	700	700
In respect of environmental obligations	xiii	756	711	554	362
Other guarantees and claims	xiv	812	9	605	—

		25 299	11 194	30 995	10 945

              i.  Sasol Limited has issued the following significant guarantees for the obligations of its associate Escravos GTL in Nigeria, including inter alia:

    A performance guarantee has been issued in respect of the construction of Escravos GTL for the duration of the investment in the associate to an amount of US$250 million (R2 041 million).

    A guarantee has been issued for Sasol's portion of its commitments in respect of the fiscal arrangements relating to the Escravos GTL project to an amount of US$166 million

Sasol Limited Group

Notes to the Financial Statements (Continued)

57    Guarantees and contingent liabilities (Continued)

    (R1 353 million). An amount of R1 353 million has been recognised as a provision in this regard.

    A provision has been recognised in respect of a performance guarantee related to the construction of Escravos GTL plant for an amount of US$23 million (R188 million).

    A guarantee has been issued in respect of the catalyst performance to an amount of €28 million (R289 million).

           ii.  Sasol Limited has issued the following significant guarantees for the obligations of various of its subsidiaries in respect of the GTL Ventures. These guarantees relate to the construction and funding of ORYX GTL Limited in Qatar, including inter alia:

    A guarantee for the take-or-pay obligations of a wholly owned subsidiary has been issued under the gas sale and purchase agreement (GSPA) entered into between ORYX GTL Limited, Qatar Petroleum and ExxonMobil Middle East Gas Marketing Limited, by virtue of this subsidiary's 49% shareholding in ORYX GTL Limited. Sasol's exposure is limited to the amount of US$179 million (R1 462 million). In terms of the GSPA, ORYX GTL Limited is contractually committed to purchase minimum volumes of gas from Qatar Petroleum and ExxonMobil Middle East Gas Marketing Limited on a take-or-pay basis. Should ORYX GTL terminate the GSPA prematurely, Sasol Limited's wholly owned subsidiary will be obliged to take or pay for its 49% share of the contracted gas requirements. The term of the GSPA is 25 years from the date of commencement of operations. The project was commissioned in April 2007.

    Sasol Limited issued a performance guarantee for the obligations of its subsidiaries in respect of and for the duration of the investment in Sasol Chevron Holdings Limited, limited to an amount of US$60 million (R490 million). Sasol Chevron Holdings Limited is a joint venture between a wholly owned subsidiary of Sasol Limited and Chevron Corporation.

    All guarantees listed above are issued in the normal course of business.

         iii.  Various performance guarantees issued by subsidiaries. Provisions have been recognised in relation to certain performance guarantees that were issued as part of the licensing of Sasol's GTL technology and catalyst performance in respect of ORYX GTL. The events that gave rise to these provisions are not expected to have a material effect on the economics of the group's GTL ventures. Included are performance guarantees for the development of the coal blocks in India and a performance guarantee for the Uzbekistan GTL project.

          iv.  Guarantees of R6 243 million have been issued to Talisman Energy Inc, in respect of the development of the qualifying costs related to the Farrell Creek and Cypress A shale gas assets in Canada.

            v.  Guarantees have been issued to various financial institutions in respect of the obligations of its subsidiaries (Sasol Petroleum International (Pty) Ltd. (SPI) and Republic of Mozambique Pipeline Investment Company (Pty) Ltd. (Rompco)) for the natural gas project. The guarantee in respect of Rompco's obligations to the financial institutions has been reduced to 50% of the outstanding obligation upon selling a 25% interest each in Rompco to Companhia de Moçambicana de Gasoduto, S.A.R.L (CMG) and South African Gas Development Company (Pty) Ltd. (iGas). The

Sasol Limited Group

Notes to the Financial Statements (Continued)

57    Guarantees and contingent liabilities (Continued)

liability on the statement of financial position of R1 648 million represents the gross amount owing by SPI and Rompco to the financial institutions at 30 June 2012.

          vi.  Various guarantees issued in respect of letters of credit issued by subsidiaries.

         vii.  In terms of the sale of 25% in Sasol Oil (Pty) Ltd. to Tshwarisano LFB Investment (Pty) Ltd. (Tshwarisano), facilitation for the financing requirements of Tshwarisano has been provided. The undiscounted exposure at 30 June 2012 amounted to R319 million. A liability for this guarantee at 30 June 2012, amounting to R8 million, has been recognised.

        viii.  Guarantees issued to various financial institutions in respect of the German propylene pipeline facility.

          ix.  As part of the Sasol Inzalo share transaction, the C Preference shares issued by the Sasol Inzalo Groups Funding (Pty) Ltd. and Sasol Inzalo Public Funding (Pty) Ltd. to the financing institutions are secured against a guarantee of R3 927 million.

           x.  Guarantees issued in favour of various financial institutions in respect of the debt facilities of R1 047 million for the Natref crude oil refinery. The outstanding debt on the statement of financial position was R1 047 million at 30 June 2012.

          xi.  Sasol Limited issued a guarantee for Sasol Oil International Limited's (SOIL) term crude oil contract with Saudi Aramco to cover two month's crude oil commitments.

         xii.  Guarantees issued to various financial institutions in respect of debt facilities for the establishment of the retail convenience centre network of R700 million. The outstanding debt on the statement of financial position was R700 million at 30 June 2012.

        xiii.  Guarantees and sureties issued in respect of environmental obligations of R756 million.

        xiv.  Included in other guarantees are guarantees for customs and excise of R232 million and R341 million in respect of feedstock purchases.

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

Sasol Limited Group

Notes to the Financial Statements (Continued)

57    Guarantees and contingent liabilities (Continued)

        The group has guaranteed the borrowing facilities and banking arrangements of certain of its subsidiaries. Further details of major banking facilities and debt arrangements at 30 June 2012 are provided in note 17.

Mineral rights

        As a result of the promulgation of legislation in South Africa, the common law (mineral rights) and associated statutory competencies of Sasol Mining have been converted to interim statutory rights (Old Order Rights). Sasol Mining is entitled to convert these Old Order Rights to statutory mining and prospecting rights (New Order Rights) after complying with certain statutory requirements. As at 30 June 2012, all applications to acquire prospecting and mining rights were granted by the Department of Minerals Resources (DMR). These rights cover all the prospecting rights in the Free State and Waterberg as well as the prospecting and mining rights in Secunda. No value has been attributed to these rights in the annual financial statements.

Legal costs

        Legal costs expected to be incurred in connection with loss contingencies are expensed as incurred.

57.4 Litigation

Sasol Nitro

        In 2004, the South African Competition Commission (the Commission) commenced with investigations against Sasol Nitro, a division of Sasol Chemical Industries Limited (SCI), based on complaints levelled against Sasol Nitro by two of its customers, Nutri-Flo and Profert. Both complaints were subsequently referred to the Competition Tribunal (the Tribunal) by the Commission. In May 2009, SCI and the Commission concluded a settlement agreement, in which Sasol Nitro acknowledged that, in the period from 1996 to 2005, it had contravened the Competition Act by fixing prices of certain fertilisers with its competitors, by agreeing with its competitors on the allocation of customers and suppliers and by collusively tendering for supply contracts. Sasol Nitro subsequently paid an administrative penalty of R250,7 million.

        Civil claims and law suits totalling approximately R52 million have been instituted against Sasol arising from the admissions made in the settlement agreement. It is currently not possible to make an estimate of a contingent liability and accordingly, no provision was made as at 30 June 2012. The period for filing civil claims prescribed on 20 May 2012, therefore no additional claims may be made against Sasol arising from the admitted contraventions.

        Sasol Nitro did not at the time, as part of the abovementioned settlement agreement, admit to engaging in price discrimination, excessive pricing or exclusionary practices.

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

        The settlement agreement included the following salient structural changes to Sasol Nitro's fertiliser business model:

  •
  Divesting its regional blending capacity in Bellville, Durban, Kimberley, Potchefstroom and Endicott whilst retaining its full production activities in Secunda;

  •
  Altering Sasol Nitro's fertiliser sales approach to a Secunda ex-works model. All fertiliser retail agent contracts have been phased out and a new fertiliser sales operating model formulated;

  •
  Pricing all ammonium nitrate based fertilisers on an ex-Secunda basis;

  •
  Housing the ammonia business in a separate business unit from Sasol Nitro; and

  •
  Phasing out ammonia imports on behalf of customers in South Africa.

        Sasol Nitro concluded confidential settlement agreements with Profert and Nutri-Flo in terms of which any and all of the complaints arising from the Commission's investigations were settled without admission of any liability or admission of any anti-competitive or unlawful conduct as alleged by Profert and Nutri-Flo.

        The settlement together with the changes to the Sasol Nitro business, will not have a material adverse impact on the Sasol group.

Sasol Nitro—complaint referral by Omnia

        On 31 August 2011, Omnia Group (Pty) Ltd. (Omnia) submitted a complaint against SCI to the Commission. The complaint alleged, among other things, excessive pricing for ammonia and price discrimination in respect of ammonia.

        On 7 March 2012, the Commission issued a notice of non-referral in respect of the complaint on the grounds that the conduct complained of was substantially the same as the conduct which the Commission had settled on with Sasol in July 2010.

        On 5 April 2012, Omnia themselves referred the complaint to the Tribunal. Omnia alleges that SCI charged Omnia an excessive price for ammonia during the period from May 2006 to December 2008 and that SCI has prevented Omnia from expanding within the markets for the supply of certain fertilisers during the period from May 2006 to December 2008 and that SCI has engaged in prohibited price discrimination in respect of ammonia.

        SCI does not agree with the allegations made and is defending the matter. The allegations made are substantially similar to allegations in a civil claim for damages made by Omnia in 2009, which SCI is also defending in arbitration proceedings. The competition law complaint, and subsequent referral, have been made by Omnia prior to completing the prosecution of their arbitration claim to completion.

        It is currently not possible to make an estimate of a contingent liability from the claim and, accordingly, no provision was made as at 30 June 2012.

Sasol Limited Group

Notes to the Financial Statements (Continued)

57    Guarantees and contingent liabilities (Continued)

Sasol Wax

        On 1 October 2008, following an investigation by the European Commission, the European Union found that members of the European paraffin wax industry, including Sasol Wax GmbH, formed a cartel and violated antitrust laws.

        A fine of €318,2 million was imposed by the European Commission on Sasol Wax GmbH (of which Sasol Wax International AG, Sasol Holdings in Germany GmbH and Sasol Limited would be jointly and severally liable for €250 million). According to the decision of the European Commission, an infringement of antitrust laws commenced in 1992 or even earlier. In 1995, Sasol became a co-shareholder in an existing wax business located in Hamburg, Germany owned by the Schümann group. In July 2002, Sasol acquired the remaining shares in the joint venture and became the sole shareholder of the business. Sasol was unaware of these infringements before the European Commission commenced their investigation at the wax business in Hamburg in April 2005.

        On 15 December 2008, all Sasol companies affected by the decision lodged an appeal with the European Union's General Court against the decision of the European Commission on the basis that the fine is excessive and should be reduced. As a result of the fine imposed on Sasol Wax GmbH, on 23 September 2011, Sasol Wax GmbH has been served with a law suit in The Netherlands by a company to which potential claims for compensation of damages have been assigned to by eight customers. On 30 September 2011, another law suit was lodged with the London High Court by 30 plaintiffs against Sasol Wax GmbH, Sasol Wax International AG and Sasol Holdings in Germany GmbH. The law suits do not demand a specific amount for payment. The result of these proceedings cannot be determined at present, however, a provision was recognised at 30 June 2012 for the estimated liability.

Sasol Polymers

        As previously disclosed by Sasol, the Commission has been investigating the South African polymers industry. On 12 August 2010, the Commission announced that it had referred its findings to the Tribunal for adjudication.

        The complaints that the Commission referred to the Tribunal alleged that SCI had, in the pricing of polypropylene and propylene in the domestic South African market, contravened section 8(a) of the Competition Act (the Act), in that its prices for each of the products were excessive. The referral further alleged that in regard to a formula employed and information exchanged between SCI and Safripol (Pty) Ltd. (Safripol) to determine the price of propylene which SCI sold to Safripol, SCI and Safripol had contravened section 4(1)(b)(i) of the Act by engaging in price fixing. The Commission also announced that it had simultaneously reached a settlement with Safripol in which Safripol admitted that the supply agreement between SCI and Safripol and its implementation amounted to the indirect fixing of a price or trading condition in contravention of the Act. This settlement agreement between the Commission and Safripol was confirmed by the Tribunal on 25 August 2010.

        On 14 December 2010, Sasol Polymers, a division of SCI, concluded a settlement agreement with the Commission in relation to its existing propylene supply agreement (the Supply Agreement) with Safripol. The Supply Agreement was concluded pursuant to concerns raised by Safripol in relation to the proposed merger in 1993 of Sasol Limited and AECI Limited's monomer, polymer and certain other chemical operations. To address these concerns, the then Competition Board required a supply

Sasol Limited Group

Notes to the Financial Statements (Continued)

57    Guarantees and contingent liabilities (Continued)

agreement, which would ensure Safripol's ongoing access to propylene according to a pricing formula, which would result in market related prices. At the time, neither party understood this pricing formula to give rise to competition law concerns. The Commission, in terms of the current Competition Act, alleged that the pricing formula, which required the exchange of pricing information amounted to indirect price fixing.

        Given the uncertainty surrounding the legal position in relation to the pricing formula and the technicality of the matter, it was considered prudent to settle the matter. Sasol Polymers therefore agreed to pay a penalty of R111,7 million, which represented 3% of Sasol Polymers' turnover derived from its sale of polypropylene products for its 2009 financial year. The settlement agreement is in full and final settlement of the Commission's allegations that the pricing formula gave rise to indirect price fixing. The settlement agreement was confirmed by the Tribunal on 24 February 2011.

        As mentioned above, the Commission also contended that the prices at which Sasol Polymers supplied propylene and polypropylene were excessive. Sasol Polymers does not agree with the Commission's position in this regard and is contesting the Commission's allegations. Consequently, the Commission's allegations in respect of excessive pricing do not form any part of the settlement agreement concluded between the parties. The results of the excessive pricing investigation by the Commission and the outcome of the hearing by the Tribunal, which is scheduled for mid May 2013, cannot be determined at present and accordingly, no provision was made at 30 June 2012.

        On 31 July 2012, a letter was received from the Commission whereby Sasol was advised that the Commission had initiated a new abuse of dominance complaint against Sasol Limited, Sasol Oil (Pty) Ltd., Sasol Synfuels (Pty) Ltd. and SCI. This new complaint is based on a complaint which was initially submitted to the Commission by Safripol in November 2011.

        The initial Safripol complaint alleged that SCI had contravened various sections of the Act with regard to the pricing and supply of propylene and ethylene. Safripol subsequently withdrew the complaint.

        The Commission has, however, decided to continue with its investigation into the matter. The allegations under investigation are excessive pricing of propylene and ethylene required by Safripol, constructive refusal to supply scarce goods (namely propylene and ethylene), margin squeeze in respect of the supply of propylene and polypropylene and price discrimination in relation to the sale of propylene and ethylene. These are all abuse of dominance allegations. The period of the investigation is from 2008 to date. Sasol continues to defend itself against these allegations.

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

Sasol Limited Group

Notes to the Financial Statements (Continued)

57    Guarantees and contingent liabilities (Continued)

        Sasol Oil and Tosas, as leniency applicants, were granted conditional immunity from prosecution and no penalty was sought by the Commission against Sasol or its subsidiaries. On 22 February 2012, the Commission concluded settlement agreements with the remaining respondents.

Sasol Gas

        On 30 October 2009, after being advised that certain provisions in a suite of agreements concluded between Sasol Gas, Coal, Energy and Power Resources Limited (CEPR) and Spring Lights Gas (Pty) Ltd. (Spring Lights) constituted contraventions of the Act, Sasol Gas applied for leniency in terms of the Commission's corporate leniency policy and obtained conditional leniency. Subsequent to Sasol Gas' leniency application, the Commission investigated the matter and found that provisions in the agreements resulted in fixing of prices and had the effect of dividing the piped gas market by allocating customers and territories. The suite of agreements related to the establishment of Spring Lights as a broad based black economic empowerment (BBBEE) company for the purpose of acquiring a portion of the business of Sasol Gas as part of Sasol's BBBEE strategy at the time.

        On 20 August 2010, Spring Lights concluded a settlement agreement with the Commission in terms of which Spring Lights acknowledged the mentioned contraventions and agreed to pay an administrative penalty of R10,8 million.

        Spring Lights had also made an application to the Commission to exempt the conduct set out in these agreements, on the basis that it promoted the ability of small businesses, or firms controlled or owned by historically disadvantaged persons, to become competitive, in terms of section 10 (3)(b)(ii) of the Act. Spring Lights's settlement agreement was considered by the Tribunal on 1 September 2010 but the matter was postponed sine die to enable the Commission to make a ruling on the exemption application of Spring Lights.

        On 26 March 2012, the Commission gazetted its refusal to grant the exemption. On 7 August 2012, the Commission again approached the Tribunal regarding the approval of the settlement agreement. The Tribunal again postponed the matter ordering the parties to effect certain amendments to the applicable commercial agreements before the Tribunal would be willing to consider its approval of the settlement agreement.

Other

        From time to time Sasol companies are involved in other litigation and administrative proceedings in the normal course of business. Although the outcome of these proceedings and claims cannot be predicted with certainty, the company does not believe that the outcome of any of these cases would have a material effect on the group's financial results.

57.5 Competition matters

        Sasol is continuously evaluating and enhancing its compliance programmes and controls in general, and its competition law compliance programme and controls in particular. As a consequence of these compliance programmes and controls, including monitoring and review activities, Sasol has also adopted appropriate remedial and/or mitigating steps, where necessary or advisable, lodged leniency applications and made disclosures on material findings as and when appropriate. As reported previously, these compliance activities have already revealed, and may still reveal competition law contraventions or

Sasol Limited Group

Notes to the Financial Statements (Continued)

57    Guarantees and contingent liabilities (Continued)

potential contraventions in respect of which we have taken, or will take, appropriate remedial and/or mitigating steps including lodging leniency applications.

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

57.6 Environmental matters

        Sasol is subject to loss contingencies pursuant to numerous national and local environmental laws and regulations that regulate the discharge of materials into the environment and that may require Sasol to remediate or rehabilitate the effects of its operations on the environment. The contingencies may exist at a number of sites, including, but not limited to, sites where action has been taken to remediate soil and groundwater contamination. These future costs are not fully determinable due to factors such as the unknown extent of possible contamination, uncertainty regarding the timing and extent of remediation actions that may be required, the allocation of the environmental obligation among multiple parties, the discretion of regulators and changing legal requirements.

        Sasol's environmental obligation accrued at 30 June 2012 was R8 911 million compared to R6 900 million at 30 June 2011. Included in this balance is an amount accrued of approximately R3 842 million in respect of the costs of remediation of soil and groundwater contamination and similar environmental costs. These costs relate to the following activities: site assessments, soil and groundwater clean-up and remediation, and ongoing monitoring. Due to uncertainties regarding future costs the potential loss in excess of the amount accrued cannot be reasonably determined.

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

South Africa

        In South Africa, the environmental regulatory legal framework is still evolving, as is the enforcement process. We work with government authorities in striving to find a balance between economic development and, social and environmental considerations. Recent changes in government resulted in the alignment of departments governing environmental matters. South Africa is considered as a developing country in terms of the Kyoto Protocol under the United Nations Framework Convention on Climate Change and is committed to emission reduction pledges under the voluntary Copenhagen accord which is now incorporated in the National Climate Change Response White Paper.

Sasol Limited Group

Notes to the Financial Statements (Continued)

57    Guarantees and contingent liabilities (Continued)

Europe

        Our European facilities are subject to extensive environmental regulation in the various countries in which we operate. For example: The European Union Chemicals Regulation for the registration, evaluation and authorisation of chemicals (REACH) (1907/2006/EC) is intended to harmonise existing European and national regulations to provide a better protection of human health and our environment against the harmful effects of hazardous substances and preparations. Sasol has registered a significant amount of chemical products and will ensure that we continue to comply with the ongoing requirements of REACH.

        The countries within which we operate in Europe have all ratified the Kyoto Protocol and we have developed a greenhouse gas (GHG) strategy to comply with applicable GHG restrictions and to manage emission reductions cost effectively.

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

Sasol Limited Group

Notes to the Financial Statements (Continued)

58    Commitments under leases

Operating leases—Minimum future lease payments

        The group leases buildings under long-term non-cancellable operating lease agreements and also rents offices and other equipment under operating leases that are cancellable at various short-term notice periods by either party.

	2012	2011	2010

	Rm	Rm	Rm
Buildings and offices
Within one year	292	242	252
One to two years	271	224	212
Two to three years	244	206	176
Three to four years	211	187	158
Four to five years	156	198	139
More than five years	606	596	812

	1 780	1 653	1 749

Equipment
Within one year	606	410	444
One to two years	489	304	298
Two to three years	376	235	232
Three to four years	314	211	211
Four to five years	264	169	198
More than five years	879	746	845

	2 928	2 075	2 228

Included in operating leases for equipment is the rental of a pipeline for the transportation of gas products. The rental payments are determined based on the quantity of gas transported. The lease may be extended by either for a further three year period prior to the expiry of the current lease term of 17 years.
Water reticulation for Sasol Synfuels
Within one year	105	107	87
One to two years	130	115	106
Two to three years	142	124	115
Three to four years	151	132	124
Four to five years	157	140	132
More than five years	2 983	2 885	2 618

	3 668	3 503	3 182

The water reticulation commitments of Sasol Synfuels relate to a long-term water supply agreement. The rental payments are determined based on the quantity of water consumed over the 20 year period of the lease.

Total minimum future lease payments	8 376	7 231	7 159

Sasol Limited Group

Notes to the Financial Statements (Continued)

58    Commitments under leases (Continued)

        These leasing arrangements do not impose any significant restrictions on the group or its subsidiaries.

	2012	2011	2010

	Rm	Rm	Rm
Business segmentation—minimum future operating lease payments
South African energy cluster	5 320	5 289	4 908
Mining	7	—	1
Gas	1 212	1 339	1 412
Synfuels	3 668	3 504	3 188
Oil	433	446	307
International energy cluster	949	590	720
Synfuels International	305	335	431
Petroleum International	644	255	289
Chemical cluster	1 796	1 107	1 227
Polymers	296	184	198
Solvents	498	288	316
Olefins & Surfactants	726	359	404
Other chemical businesses	276	276	309
Other businesses	311	245	304

Total operations	8 376	7 231	7 159

Contingent rentals

        The group has contingent rentals in respect of operating leases that are linked to market related data such as the rand/US dollar exchange rate and inflation.

Sasol Limited Group

Notes to the Financial Statements (Continued)

58    Commitments under leases (Continued)

Minimum future lease payments—finance leases

        The group leases buildings and other equipment under long-term non-cancellable finance lease agreements. These lease agreements contain terms of renewal and escalation clauses but excludes purchase options.

	2012	2011	2010

	Rm	Rm	Rm
Minimum future lease payments—finance leases
Within one year	190	204	161
One to two years	129	155	203
Two to three years	101	143	149
Three to four years	84	117	136
Four to five years	81	98	110
More than five years	714	856	807
Less amounts representing finance charges	(510)	(685)	(658)

	789	888	908

Contingent rentals

        The group has no contingent rentals in respect of finance leases.

59    Related party transactions

        A related party is an entity or person where the Sasol group can exercise influence or significant influence or which is controlled by the Sasol group. In particular, this relates to joint ventures and associates. Disclosure in respect of joint ventures is provided in note 62 and of associates in note 7.

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

Sasol Limited Group

Notes to the Financial Statements (Continued)

59    Related party transactions (Continued)

Material related party transactions

        The following table shows the material transactions that are included in the financial statements using the equity method for associates and proportionate consolidation for joint ventures.

	2012	2011	2010

	Rm	Rm	Rm
Sales and services rendered from subsidiaries to related parties
joint ventures	954	672	518
associates	1 651	1 053	1 004

	2 605	1 725	1 522

Purchases by subsidiaries from related parties
joint ventures	1 930	1 582	1 267
associates	59	53	55

	1 989	1 635	1 322

        Included in the above amounts are a number of transactions with related parties which are individually insignificant.

Identity of related parties with whom material transactions have occurred

        Except for the group's interests in joint ventures and associates, there are no other related parties with whom material individual transactions have taken place.

Directors and senior management

        Remuneration and benefits paid and short-term incentives appoved for the executive directors' and former executive director for the 2012 financial year were as follows:

Executive directors	Salary	Retirement funding	Other benefits	Annual incentives(1)	Total 2012(2)	Total 2011(3)

	R'000	R'000	R'000	R'000	R'000	R'000
DE Constable(4)	9 264	155	11 081	11 381	31 881	n/a
LPA Davies(5)	1 828	160	115	1 805	3 908	24 456
VN Fakude	5 097	1 051	361	5 049	11 558	10 944
KC Ramon	3 679	1 519	1 056	5 011	11 265	10 778

Total	19 868	2 885	12 613	23 246	58 612	46 178

(1)
Incentives approved on the group results for the 2012 financial year and payable in the following year. Incentives are calculated as a percentage of total guaranteed package as at 30 June 2012. The difference between the total amount approved as at 7 September 2012 and the total amount accrued as at 30 June 2012 represents an over provision of R0,3 million. The over provision for 2011 (R0,3 million) was reversed in 2012.

(2)
Total remuneration for the financial year excludes gains derived from the long-term incentive schemes, details of which are disclosed in note 46.

(3)
Includes incentives approved on the group results for the 2011 financial year and paid in 2012.

Sasol Limited Group

Notes to the Financial Statements (Continued)

59    Related party transactions (Continued)

(4)
Appointed as chief executive officer and executive director on 1 July 2011. Incentive to be paid in USD, reflected at the exchange rate of 12 September 2012 being the date of processing of incentive (R8,47/USD1).

(5)
Retired as a director of Sasol Limited on 30 June 2011. Retirement from the Sasol Group on 12 September 2011. Incentive calculated on period in service in 2012.

        Remuneration and benefits paid and short-term incentives approved in respect of 2012 for prescribed officers were as follows:

Prescribed officers	Salary	Retirement funding	Other benefits	Annual incentives(1)	Total 2012(1)	Total 2011(2)

	R'000	R'000	R'000	R'000	R'000	R'000
DE Constable(3)	n/a	n/a	n/a	n/a	n/a	2 804
A de Klerk(4)	n/a	n/a	n/a	n/a	n/a	6 512
AM de Ruyter	3 671	1 435	286	3 486	8 878	8 082
NL Joubert(5)	n/a	n/a	n/a	n/a	n/a	9 196
VD Kahla(6)	3 576	472	1 362	2 489	7 899	3 876
BE Klingenberg	3 367	828	302	2 587	7 084	6 744
M Radebe(7)	2 476	498	357	1 953	5 284	3 394
CF Rademan	3 240	623	693	2 838	7 394	6 657
GJ Strauss	4 654	961	148	3 811	9 574	10 420

Total	20 984	4 817	3 148	17 164	46 113	57 685

(1)
Incentives approved on the group results for the 2012 financial year and payable in the following year. Incentives are calculated as a percentage of the total guaranteed package as at 30 June 2012. The difference between the total amount approved as at 7 September 2012 and the total amount accrued as at 30 June 2012 represents an over provision of R2,4 million. The over provision for 2011 (R0,5 million) was reversed in 2012.

(2)
Includes incentives on the group results for the 2011 financial year and paid in 2012.

(3)
Appointed as chief executive officer and executive director of Sasol Limited, effective 1 July 2011.

(4)
Retired as a GEC member with effect from 30 April 2011.

(5)
Resigned as GEC member with effect from 30 June 2011. Appointed as Country President: Sasol Canada with effect from 1 July 2011.

(6)
Appointed as a GEC member with effect from 1 January 2011.

(7)
Appointed as a GEC member with effect from 1 November 2010.

Sasol Limited Group

Notes to the Financial Statements (Continued)

59    Related party transactions (Continued)

        Non-executive directors' remuneration for the year was as follows:

Non-executive directors'	Board meeting fees	Lead director fees	Committee fees	Share incentive trustee fees	Total 2012	Total 2011

	R'000	R'000	R'000	R'000	R'000	R'000
TH Nyasulu (Chairman)	3 726	—	433	67	4 226	3 950
JE Schrempp (Lead independent director)	1 079	378	286	67	1 810	1 513
C Beggs	420	—	459	—	879	714
BP Connellan(1)	n/a	n/a	n/a	n/a	n/a	541
HG Dijkgraaf(2)	1 097	—	777	67	1 941	1 663
MSV Gantsho	420	—	283	—	703	681
A Jain(2)(3)	n/a	n/a	n/a	n/a	n/a	372
GA Lewin(2)(4)	n/a	n/a	n/a	n/a	n/a	758
IN Mkhize	420	—	216	134	770	713
ZM Mkhize	245	—	—	—	245	—
JN Njeke	420	—	175	—	595	572
S Westwell(2)(5)	92	—	—	—	92	—
TA Wixley(6)	n/a	n/a	n/a	n/a	n/a	332

Total	7 919	378	2 629	335	11 261	11 809

(1)
Retired as director of Sasol Limited on 31 December 2010.

(2)
Board and committee fees paid in US dollars.

(3)
Retired as a director of Sasol Limited on 26 November 2010.

(4)
Resigned as a director of Sasol Limited on 1 April 2011.

(5)
Appointed as a director of Sasol Limited on 1 June 2012.

(6)
Retired as a director of Sasol Limited on 31 December 2010.

Sasol Limited Group

Notes to the Financial Statements (Continued)

59    Related party transactions (Continued)

        The aggregate beneficial shareholding by the directors of the company and the prescribed officers/group executive committee and their associates in the issued ordinary share capital of the company are disclosed as follows:

	2012				2011
Beneficial shareholding(4)	Number of shares		Number of share options(2)	Total beneficial shareholding	Number of shares		Number of share options(2)	Total beneficial shareholding

	Direct	Indirect(1)			Direct	Indirect(1)
Executive directors
LPA Davies(3)	96 800	—	499 200	596 000	136 800	235	353 400	490 435
VN Fakude(4)	1 500	—	46 900	48 400	1 500	—	41 200	42 700
KC Ramon	21 500	41 556	54 400	117 456	21 500	41 556	54 400	117 456
Non-executive directors
IN Mkhize	1 313	18 626	—	19 939	1 313	18 626	—	19 939
TH Nyasulu	—	1 450	—	1 450	—	—	—	—

Total	121 113	61 632	600 500	783 245	161 113	60 417	449 000	670 530

(1)
Includes units held in the Sasol Share Savings Trust and shares held in Sasol Inzalo Public Limited.

(2)
Includes share options which have vested or which vest within sixty days of 30 June 2012.

(3)
Retired as a director of Sasol Limited on 30 June 2011. The options were awarded when he was still an executive director.

(4)
Other than those reflected in the notes above, there have been no changes to the direct and indirect beneficial interest of the directors in office during the financial year ended 30 June 2012, and their associates, between 30 June 2012 and 28 September 2012.

	2012				2011
Beneficial shareholding	Number of shares		Number of share options(2)	Total beneficial shareholding	Number of shares		Number of share options(2)	Total beneficial shareholding

	Direct	Indirect(1)			Direct	Indirect(1)
Prescribed officers(3)
AM de Ruyter	5 900	—	23 200	29 100	5 900	—	21 600	27 500
VD Kahla	—	—	—	—	—	—	—	—
NL Joubert(4)	n/a	n/a	n/a	n/a	1 400	—	8 200	9 600
BE Klingenberg	15 800	—	11 300	27 100	700	—	23 900	24 600
M Radebe	—	3 659	13 000	16 659	—	3 575	10 000	13 575
CF Rademan	350	—	3 700	4 050	350	—	—	350
GJ Strauss	4 300	190	88 000	92 490	4 300	175	60 800	65 275

Total	26 350	3 849	139 200	169 399	12 650	3 750	124 500	140 900

(1)
Includes units held in the Sasol Share Savings Trust and shares held through Sasol Inzalo Public Limited.

(2)
Includes share options which have vested or which vest within sixty days of 30 June 2012.

Sasol Limited Group

Notes to the Financial Statements (Continued)

59    Related party transactions (Continued)

(3)
Excluding the executive directors disclosed separately in the table above.

(4)
Resigned as member of the GEC on 30 June 2011.

60    Inflation reporting

        The financial statements have not been restated to a current cost basis as the group does not operate in a hyperinflationary economy.

	2012	2011	2010

	%	%	%
Average Consumer Price Index—South Africa	5,9	3,9	5,7
Average Producer Price Index—South Africa	8,6	6,8	1,4

61    Subsequent events

        There were no events that occurred subsequent to 30 June 2012.

Sasol Limited Group

Notes to the Financial Statements (Continued)

62    Interest in joint ventures

        In accordance with the group's accounting policy, the results of joint ventures are proportionately consolidated on a line-by-line basis. The information provided below includes intercompany transactions and balances.

	Sasol GTL	Sasol Canada	Polymers*	Merisol	Spring Lights Gas	Other**	2012 Total	2011 Total	2010 Total

	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm
Statement of financial position
External non-current assets	4 026	10 638	4 706	269	38	943	20 620	14 326	10 749
property, plant and equipment	3 815	5 715	4 506	219	—	795	15 050	9 508	9 952
assets under construction	172	4 897	75	23	—	87	5 254	4 544	498
other non-current assets	39	26	125	27	38	61	316	274	299
Intercompany non-current assets	—	—	—	—	—	—	—	—	1
External current assets	1 547	2 500	2 985	466	66	852	8 416	6 774	3 743
Intercompany current assets	105	3	27	1	—	75	211	993	632

Total assets	5 678	13 141	7 718	736	104	1 870	29 247	22 093	15 125

Shareholders' equity	4 931	12 088	2 597	515	80	886	21 097	15 943	9 055
Long-term debt (interest bearing)	44	3	480	—	—	362	889	1 779	2 241
Intercompany long-term debt	—	—	—	—	—	54	54	931	1 224
Long-term provisions	160	80	38	9	—	14	301	225	113
Other non-current liabilities	141	2	168	81	—	34	426	328	299
Interest bearing current liabilities	—	26	1 738	56	—	42	1 862	495	798
Non-interest bearing current liabilities	335	914	1 313	45	7	378	2 992	2 101	1 263
Intercompany current liabilities	67	28	1 384	30	17	100	1 626	291	132

Total equity and liabilities	5 678	13 141	7 718	736	104	1 870	29 247	22 093	15 125

Income statement
Turnover	4 900	331	5 364	931	305	1 673	13 504	9 966	7 478

Operating profit	2 753	(2 365)	1 825	135	145	108	2 601	3 435	2 718
Other (expenses)/income	14	14	(139)	—	3	(39)	(147)	(153)	(265)

Net profit/(loss) before tax	2 767	(2 351)	1 686	135	148	69	2 454	3 282	2 453
Taxation	(24)	(5)	(54)	(27)	(52)	(14)	(176)	(151)	(133)

Attributable profit	2 743	(2 356)	1 632	108	96	55	2 278	3 131	2 320

Statement of cash flows
Cash flow from operations	3 124	(52)	2 120	164	152	195	5 703	4 251	3 417
Movement in working capital	(206)	89	1 102	(67)	(10)	142	1 050	(23)	(851)
Taxation paid	(1)	—	(43)	(34)	(49)	(17)	(144)	(102)	(56)
Other expenses	—	—	(160)	(1)	—	(46)	(207)	(187)	(303)

Cash available from operations	2 917	37	3 019	62	93	274	6 402	3 939	2 207
Dividends paid	(3 086)	—	(1 399)	(50)	(115)	(87)	(4 737)	(2 634)	(285)

Cash retained from operations	(169)	37	1 620	12	(22)	187	1 665	1 305	1 922
Cash flow from investing activities	(188)	(6 849)	(93)	(10)	(1)	(122)	(7 263)	(5 533)	(560)
Cash flow from financing activities	157	5 986	(625)	(89)	—	240	5 669	7 169	(1 577)

Decrease/(increase) in cash requirements	(200)	(826)	902	(87)	(23)	305	71	2 941	(215)

*
Comprising Arya Sasol Polymer Company and Petlin.

**
Includes Sasol Dyno Nobel, Sasol Fibres, Sasol Huntsman, Sasol Lurgi, Sasol Oil Petromoc, Sasol Yihai and Sasol Uzbekistan.

Sasol Limited Group

Notes to the Financial Statements (Continued)

62    Interest in joint ventures (Continued)

        At 30 June 2012, the group's share of the total capital commitments of joint ventures amounted to R2 686 million (2011—R4 202 million; 2010—R444 million). R2 177 million (2011—R3 879 million) relates to the Sasol Canada business.

        The GTL businesses results are associated with the GTL venture in Qatar and the evaluation of other projects in accordance with the group's strategy. The Sasol Canada businesses results are associated with the shale gas assets in Canada in accordance with the group's strategy to grow Sasol's upstream asset base.

63    Financial risk management and financial instruments

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

        The group monitors capital utilising a number of measures, including the gearing ratio. The gearing ratio is calculated as net borrowings (total borrowings less cash) divided by shareholders' equity. The gearing level takes into account the group's substantial capital investment and susceptibility to external market factors such as crude oil prices, exchange rates and commodity chemical prices. In 2009, the targeted gearing ratio was lowered to 20%—40% from the previous range of 30%—50%. The group's gearing level for 2012 of 2,7% (2011—1,4%; 2010—1,0%) remained low as a result of improved operating results. The gearing ratio is expected to return to the targeted range as the capital expansion programme progresses in the medium- to long-term horizon.

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

        No single customer represents more than 10% of the group's total turnover or more than 10% of total trade receivables for the years ended 30 June 2012, 2011 and 2010. Approximately 50% (2011—49%; 2010—51%) of the group's total turnover is generated from sales within South Africa, while about 23% (2011—23%; 2010—22%) relates to European sales. Approximately 48% (2011—47%;

Sasol Limited Group

Notes to the Financial Statements (Continued)

63    Financial risk management and financial instruments (Continued)

2010—51%) of the amount owing in respect of trade receivables is from counterparties in South Africa, while European receivables amount to about 24% (2011—28%; 2010—24%).

        Credit risk exposure in respect of long-term receivables and trade receivables is further analysed in notes 9 and 13, respectively. The carrying value represents the maximum credit risk exposure.

        The group has provided guarantees for the financial obligations of subsidiaries, joint-ventures and third parties. The outstanding guarantees at 30 June 2012 are provided in note 57.1.

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

Sasol Limited Group

Notes to the Financial Statements (Continued)

63    Financial risk management and financial instruments (Continued)

        The maturity profile of the contractual cash flows of financial instruments at 30 June were as follows:

	Note	Contractual cash flows*	Within one year	One to two years	Two to three years	Three to four years	Four to five years	More than five years

		Rm	Rm	Rm	Rm	Rm	Rm	Rm
2012
Financial assets
Loans and receivables		42 862	41 489	327	232	141	226	447
Long-term receivables	9	1 451	78	327	232	141	226	447
Trade receivables	13	21 157	21 157	—	—	—	—	—
Other receivables	14	2 194	2 194	—	—	—	—	—
Cash restricted for use	16	5 314	5 314	—	—	—	—	—
Cash	16	12 746	12 746	—	—	—	—	—
Investments available-for-sale
Investments in securities	6	206	—	—	—	—	—	206
Investments held for trading
Investments in securities	6	34	—	—	—	—	—	34
Investments held-to-maturity
Investments in securities	6	472	—	—	—	—	—	472

Non-derivative instruments		43 574	41 489	327	232	141	226	1 159
Derivative instruments
Forward exchange contracts		17 139	12 020	4 441	678	—	—	—
Commodity derivatives		26	26	—	—	—	—	—

		60 739	53 535	4 768	910	141	226	1 159

Financial liabilities
Non-derivative instruments		(33 174)	(19 897)	(1 494)	(1 812)	(870)	(683)	(8 418)
Long-term debt		(16 395)	(3 118)	(1 494)	(1 812)	(870)	(683)	(8 418)
Short-term debt	23	(15)	(15)	—	—	—	—	—
Trade payables and accrued expenses	28	(14 510)	(14 510)	—	—	—	—	—
Other payables	29	(2 032)	(2 032)	—	—	—	—	—
Bank overdraft	16	(222)	(222)	—	—	—	—	—
Financial guarantees[1]		(554)	(554)	—	—	—	—	—

		(33 728)	(20 451)	(1 494)	(1 812)	(870)	(683)	(8 418)
Derivative instruments
Forward exchange contracts		(16 678)	(11 741)	(4 275)	(662)	—	—	—
Interest rate derivatives		(21)	(19)	—	—	(2)	—	—

		(50 427)	(32 211)	(5 769)	(2 474)	(872)	(683)	(8 418)

Sasol Limited Group

Notes to the Financial Statements (Continued)

63    Financial risk management and financial instruments (Continued)

	Note	Contractual cash flows*	Within one year	One to two years	Two to three years	Three to four years	Four to five years	More than five years

		Rm	Rm	Rm	Rm	Rm	Rm	Rm
2011
Financial assets
Loans and receivables		40 859	39 401	48	348	341	340	381
Long-term receivables	9	1 482	24	48	348	341	340	381
Trade receivables	13	20 398	20 398	—	—	—	—	—
Other receivables	14	960	960	—	—	—	—	—
Cash restricted for use	16	3 303	3 303	—	—	—	—	—
Cash	16	14 716	14 716	—	—	—	—	—
Investments available-for-sale
Investments in securities	6	189	—	—	—	—	—	189
Investments held for trading
Investments in securities	6	30	—	—	—	—	—	30
Investments held-to-maturity
Investments in securities	6	445	—	—	—	—	—	445

Non-derivative instruments		41 523	39 401	48	348	341	340	1 045
Derivative instruments
Forward exchange contracts		15 167	7 796	3 963	2 765	643	—	—
Cross currency swaps		—	—	—	—	—	—	—

		56 690	47 197	4 011	3 113	984	340	1 045

Financial liabilities
Non-derivative instruments		(31 893)	(16 931)	(1 389)	(1 581)	(1 579)	(1 113)	(9 300)
Long-term debt		(16 534)	(1 572)	(1 389)	(1 581)	(1 579)	(1 113)	(9 300)
Short-term debt	23	(109)	(109)	—	—	—	—	—
Trade payables and accrued expenses	28	(13 964)	(13 964)	—	—	—	—	—
Other payables	29	(1 077)	(1 077)	—	—	—	—	—
Bank overdraft	16	(209)	(209)	—	—	—	—	—
Financial guarantees(1)		(634)	(634)	—	—	—	—	—

		(32 527)	(17 565)	(1 389)	(1 581)	(1 579)	(1 113)	(9 300)
Derivative instruments
Forward exchange contracts		(15 320)	(7 892)	(3 967)	(2 800)	(661)	—	—
Cross currency swaps		—	—	—	—	—	—	—
Interest rate derivatives		(22)	(16)	—	—	—	—	(6)
Commodity derivatives		—	—	—	—	—	—	—

		(47 869)	(25 473)	(5 356)	(4 381)	(2 240)	(1 113)	(9 306)

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

        The expected future timing of the recycling of derivatives used for hedging on the income statement at 30 June were as follows:

	Carrying value	Within one year	One to two years	Two to three years	Three to four years	Four to five years	More than five years

	Rm	Rm	Rm	Rm	Rm	Rm	Rm
2012
Derivative instruments—cash flow hedges
Financial assets	4	1	1	—	—	—	2
Financial liabilities	23	9	—	1	1	1	11

2011
Derivative instruments—cash flow hedges
Financial assets	5	1	2	—	—	—	2
Financial liabilities	53	14	6	2	2	2	27

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

        Changes in the foreign exchange rates also affect the group's income in connection with the translation of the income statements of foreign subsidiaries in South African Rand. Sasol does not

Sasol Limited Group

Notes to the Financial Statements (Continued)

63    Financial risk management and financial instruments (Continued)

hedge such exposure. The translation exposures arising from income statements of foreign subsidiaries are included in the analysis mentioned below.

        Forward exchange contracts are utilised primarily to reduce foreign currency exposure arising from imports into South Africa. Forward cover is required on both capital expenditure and imports (payables) in excess of US$50 000. This is an established policy of our group based on anticipatd long-term trends and is designed to hedge our exposure in South Africa to exchange rate-based volatility in cash flows on both operating and capital expenditure. This policy enables us to more accurately forecast our cash flows for purchases for both capital items and operating materials thereby improving our management of both working capital and debt.

        The GEC sets intervention levels to specifically assess large forward cover amounts for long periods into the future, which have the potential to materially affect Sasol's financial position. These limits are reviewed from time to time. The group also makes use of customer foreign currency accounts, where needed.

        The following significant exchange rates were applied during the year:

	Average rate		Closing rate

	2012	2011	2012	2011

Rand/Euro	10,42	9,54	10,34	9,82
Rand/US dollar	7,78	7,01	8,17	6,77
Rand/Pound sterling	12,33	11,14	12,83	10,87

Sasol Limited Group

Notes to the Financial Statements (Continued)

63    Financial risk management and financial instruments (Continued)

        The exposure of the group's financial assets and liabilities to currency risk is as follows:

	2012
	Total	Euro	US dollar	Pound sterling	Rand	Other

	Rm	Rm	Rm	Rm	Rm	Rm
Long-term receivables	693	—	494	—	—	199
Trade receivables	5 825	1 470	3 645	95	8	608
Other receivables	1 120	153	897	8	—	62
Cash restricted for use	1 458	105	158	3	—	1 192
Cash	7 548	3 474	3 535	100	214	225

Exposure on external asset balances	16 644	5 202	8 729	206	222	2 286
Forward exchange contracts	(2 425)	—	(2 217)	(84)	—	(124)

Net exposure on assets	14 219	5 202	6 512	122	222	2 162

Long-term debt	(2 501)	(2 423)	(77)	—	—	(1)
Short-term debt	(15)	—	(15)	—	—	—
Trade payables and accrued expenses	(1 581)	(299)	(930)	(76)	(16)	(260)
Other payables	(850)	(32)	(746)	(28)	(7)	(37)
Bank overdraft	(115)	—	(53)	—	(56)	(6)

Exposure on external liability balances	(5 062)	(2 754)	(1 821)	(104)	(79)	(304)
Foreign exchange contracts(1)	14 216	1 097	2 507	136	—	10 476

Net exposure on liabilities	9 154	(1 657)	686	32	(79)	10 172

Exposure on external balances	23 373	3 545	7 198	154	143	12 333
Net exposure on balances between group companies	687	2 470	(1 685)	170	(431)	163

Total exposure	24 060	6 015	5 513	324	(288)	12 496

(1)
Included in other is forward exchange contracts amounting to R10 308 million (2011—R9 933 million) entered into to mitigate the foreign currency risk in respect of the capital carry obligation as well as the group's portion of capital commitments related to the Canadian shale gas assets.

Sasol Limited Group

Notes to the Financial Statements (Continued)

63    Financial risk management and financial instruments (Continued)

	2011
	Total	Euro	US dollar	Pound sterling	Rand	Other(1)

	Rm	Rm	Rm	Rm	Rm	Rm
Long-term receivables	1 097	967	—	—	—	130
Trade receivables	4 292	705	3 085	174	10	318
Other receivables	61	4	20	7	—	30
Cash restricted for use	529	326	15	4	—	184
Cash	3 211	63	2 512	65	196	375

Exposure on external asset balances	9 190	2 065	5 632	250	206	1 037
Forward exchange contracts	(877)	(4)	(722)	(74)	—	(77)

Net exposure on assets	8 313	2 061	4 910	176	206	960

	—
Long-term debt	(1 944)	(1 869)	(75)	—	—	—
Short-term debt	(34)	—	(34)	—	—	—
Trade payables and accrued expenses	(2 251)	(270)	(1 762)	(36)	(12)	(171)
Other payables	(125)	(1)	(64)	(22)	(9)	(29)
Bank overdraft	(17)	—	(15)	—	—	(2)

Exposure on external liability balances	(4 371)	(2 140)	(1 950)	(58)	(21)	(202)
Foreign exchange contracts[1]	13 317	1 823	1 480	51	—	9 963

Net exposure on liabilities	8 946	(317)	(470)	(7)	(21)	9 761

Exposure on external balances	17 259	1 744	4 440	169	185	10 721
Net exposure on balances between group companies	2 947	1 463	1 499	94	(220)	111

Total exposure	20 206	3 207	5 939	263	(35)	10 832

(1)
Included in other is forward exchange contracts amounting to R10 308 million (2011—R9 933 million) entered into to mitigate the foreign currency risk in respect of the capital carry obligation as well as the group's portion of capital commitments related to the Canadian shale gas assets.

Sasol Limited Group

Notes to the Financial Statements (Continued)

63    Financial risk management and financial instruments (Continued)

Sensitivity analysis

        A 10 percent strengthening of the rand on the group's exposure to foreign currency risk at 30 June would have decreased/(increased) either the equity or the income statement by the amounts below before the effect of tax. This analysis assumes that all other variables, in particular interest rates, remain constant and has been performed on the same basis for 2011.

	2012		2011

	Equity	Income statement	Equity	Income statement

	Rm	Rm	Rm	Rm
Euro	354	388	139	265
US dollar	720	739	518	591
Pound sterling	15	20	29	26
Rand	14	9	(4)	(5)
Other currencies	1 233	204	95	1,081

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

        The fair value (losses)/gains calculated below were determined by recalculating the daily forward rates for each currency using a forward rate interpolator model. The net market value of all forward exchange contracts at year end is calculated by comparing the forward exchange contracted rates to the equivalent year end market foreign exchange rates. The present value of these net market values are then calculated using the appropriate currency specific discount curve.

Sasol Limited Group

Notes to the Financial Statements (Continued)

63    Financial risk management and financial instruments (Continued)

        The following forward exchange contracts and cross currency swaps were held at 30 June:

	Contract foreign currency amount 2012	Contract amount— Rand equivalent 2012	Average rate of exchange 2012 (calculated)	Estimated fair value (losses)/ gains 2012	Contract foreign currency amount 2011	Contract amount— Rand equivalent 2011	Average rate of exchange 2011 (calculated)	Estimated fair value (losses)/ gains 2011

	million	Rm		Rm	million	Rm		Rm
Forward exchange contracts
Transactions including committments which have been contracted for
Derivative instruments—cash flow hedges
Imports—capital
Euro	10	102	10,62	(2)	64	646	10,10	(5)
US dollar	—	4	8,49	—	—	2	6,92	—
Pound sterling	—	1	13,41	—	—	—	—	—

		107		(2)		648		(5)

Imports—goods
Euro	—	4	10,26	—	—	2	9,80	—
US dollar	—	—	—	—	1	6	6,53	—

		4		—		8		—

Other payables (liabilities)
Euro	—	1	10,34	—	—	—	—	—
US dollar	—	2	8,28	—	—	2	6,77	—
Other currencies—US dollar equivalent	6	9	1,37	—	3	23	6,76	—

		12		—		25		—

Derivative instruments—held for trading
Imports—capital
Euro	5	49	10,57	(1)	20	205	10,09	(13)
US dollar	5	41	8,18	1	1	4	6,77	—
Pound sterling	—	—	—	—	—	—	—	—
Other currencies—US dollar equivalent	4	30	7,76	2	—	—	—	—

		120		2		209		(13)

Imports—goods
Euro	12	131	10,58	(2)	8	78	9,99	(1)
US dollar	9	76	8,30	(1)	86	589	6,86	(8)
Pound sterling	1	6	12,82	—	3	35	10,99	—
Other currencies—US dollar equivalent	2	20	8,47	—	1	5	6,73	—

		233		(3)		707		(9)

Exports
Euro	—	—	10,34	—	1	5	9,79	—
US dollar	40	322	8,16	—	97	667	6,84	6
Pound sterling	6	79	12,83	—	7	76	11,15	2
Other currencies—US dollar equivalent	3	28	8,26	—	12	79	6,79	1

		429		—		827		9

Other payables (liabilities)
Euro	1	13	10,67	—	7	73	9,82	(1)
US dollar	2	14	8,52	—	20	138	6,82	(2)
Pound sterling	—	1	13,13	—	—	—	—	—
Other currencies—US dollar equivalent	1 264	10 295	8,15	470	1 466	10 858	7,41	(126)

		10 323		470		11 069		(129)

Sasol Limited Group

Notes to the Financial Statements (Continued)

63    Financial risk management and financial instruments (Continued)

	Contract foreign currency amount 2012	Contract amount— Rand equivalent 2012	Average rate of exchange 2012 (calculated)	Estimated fair value (losses)/ gains 2012	Contract foreign currency amount 2011	Contract amount— Rand equivalent 2011	Average rate of exchange 2011 (calculated)	Estimated fair value (losses)/ gains 2011

	million	Rm		Rm	million	Rm		Rm
Other receivables (assets)
Euro	—	6	10,73	6	3	34	9,82	8
US dollar	—	16	8,33	16	11	80	6,89	7
Pound sterling	—	—	13,12	—	—	0	—	—
Other currencies—US dollar equivalent	—	26	8,17	24	—	30	7,41	26

		48		46		144		41

	Contract foreign currency amount 2012	Contract amount— Rand equivalent 2012	Average rate of exchange 2012 (calculated)	Estimated fair value (losses)/ gains 2012	Contract foreign currency amount 2011	Contract amount— Rand equivalent 2011	Average rate of exchange 2011 (calculated)	Estimated fair value losses gains 2011

	million	Rm		Rm	million	Rm		Rm
Forward exchange contracts
Transactions including committments which have not been contracted for
Derivative instruments—cash flow hedges
Imports
Euro	43	473	10,92	(14)	57	569	9,94	(23)
US dollar	11	88	8,19	2	2	15	6,77	—
Pound sterling	—	1	13,29	—	—	1	10,87	—
Other currencies—US dollar equivalent	1	4	8,13	—	—	—	—	—

		566		(12)		585		(23)

Other payables (liabilities)
Euro	3	36	10,44	(1)	2	17	9,78	—
US dollar	—	—	—	—	2	10	6,74	1
Pound sterling	—	—	—	—	—	4	11,64	—

		36		(1)		31		1

Other receivables (assets)
US dollar	—	—	—	—	—	2	6,77	—

Derivative instruments—held for trading
Imports
Euro	1	14	10,68	—	26	271	10,47	(13)
US dollar	168	1 417	8,44	(45)	105	719	6,83	(11)
Pound sterling	5	59	12,47	2	—	1	11,01	—
Other currencies—US dollar equivalent	—	—	—	—	2	10	6,77	—

		1 490		(43)		1 001		(24)

Exports
Euro	—	—	—	—	1	7	6,77	—
US dollar	223	1 840	8,24	14
Pound sterling	—	5	12,88	—	—	—	—	—
Other currencies—US dollar equivalent	12	96	8,16	(1)	—	—	—	—

		1 941		13		7		—

Sasol Limited Group

Notes to the Financial Statements (Continued)

63    Financial risk management and financial instruments (Continued)

	Contract foreign currency amount 2012	Contract amount— Rand equivalent 2012	Average rate of exchange 2012 (calculated)	Estimated fair value (losses)/ gains 2012	Contract foreign currency amount 2011	Contract amount— Rand equivalent 2011	Average rate of exchange 2011 (calculated)	Estimated fair value losses gains 2011

	million	Rm		Rm	million	Rm		Rm
Other payables (liabilities)
Euro	30	319	10,72	(7)	7	65	9,82	—
US dollar	112	915	8,18	2	5	36	6,77	(1)
Pound Sterling	5	69	13,16	—	1	11	10,87	—
Other currencies—US dollar equivalent	6	54	9,03	(2)	—	1	6,77	—

		1 357		(7)		113		(1)

Other receivables (assets)
US dollar	9	70	7,91	(2)		—		—

        The maturity profile of contract amounts of forward exchange contracts and cross currency swaps at 30 June were as follows:

	Contract amount	Within one year	One to two years	Two to three years	Three to four

	Rm	Rm	Rm	Rm	Rm
2012
Forward exchange contracts
Transactions including committments which have been contracted for
Imports—capital
Euro	151	151	—	—	—
US dollar	45	10	35	—	—
Pound sterling	1	1	—	—	—
Other currencies—US dollar equivalent	30	30	—	—	—

	227	192	35	—	—

Imports—goods
Euro	135	135	—	—	—
US dollar	76	76	—	—	—
Pound sterling	6	6	—	—	—
Other currencies—US dollar equivalent	20	20	—	—	—

	237	237	—	—	—

Exports
US dollar	322	322	—	—	—
Pound sterling	79	79	—	—	—
Other currencies—US dollar equivalent	28	28	—	—	—

	429	429	—	—	—

Other payables (liabilities)
Euro	14	14	—	—	—
US dollar	16	16	—	—	—
Pound sterling	1	1	—	—	—
Other currencies—US dollar equivalent	10 304	5 475	4 168	661	—

	10 335	5 506	4 168	661	—

Other receivables (assets)
Euro	6	6	—	—	—
US dollar	16	16	—	—	—
Other currencies—US dollar equivalent	26	13	13	—	—

	48	35	13	—	—

Sasol Limited Group

Notes to the Financial Statements (Continued)

63    Financial risk management and financial instruments (Continued)

	Contract amount	Within one year	One to two years	Two to three years	Three to four

	Rm	Rm	Rm	Rm	Rm
Transactions including committments which have not been contracted for
Imports
Euro	487	454	33	—	—
US dollar	1 505	1 470	35	—	—
Pound sterling	60	60	—	—	—
Other currencies—US dollar equivalent	4	4	—	—	—

	2 056	1 988	68	—	—

Exports
US dollar	1 840	1 840	—	—	—
Pound sterling	5	5	—	—	—
Other currencies—US dollar equivalent	96	96	—	—	—

	1 941	1 941

Other payables (liabilities)
Euro	354	351	3	—	—
US dollar	916	914	2	—	—
Pound sterling	69	69	—	—	—
Other currencies—US dollar equivalent	54	54	—	—	—

	1 393	1 388	5	—	—

Other receivables (assets)
US dollar	70	70	—	—	—

	70	70	—	—	—

Sasol Limited Group

Notes to the Financial Statements (Continued)

63    Financial risk management and financial instruments (Continued)

	Contract amount	Within one year	One to two years	Two to three years	Three to four

	Rm	Rm	Rm	Rm	Rm
2011
Forward exchange contracts
Transactions including committments which have not been contracted for
Imports—capital
Euro	851	851	—	—	—
US dollar	6	6	—	—	—

	857	857	—	—	—

Imports—goods
Euro	80	80	—	—	—
US dollar	595	595	—	—	—
Pound sterling	35	35	—	—	—
Other currencies—US dollar equivalent	5	5	—	—	—

	715	715	—	—	—

Exports
Euro	5	5	—	—	—
US dollar	667	667	—	—	—
Pound sterling	76	76	—	—	—
Other currencies—US dollar equivalent	79	79	—	—	—

	827	827	—	—	—

Other payables (liabilities)
Euro	73	72	1	—	—
US dollar	140	140	—	—	—
Other currencies—US dollar equivalent	10 881	3 592	3 829	2 800	660

	11 094	3 804	3 830	2 800	660

Other receivables (assets)
Euro	34	33	1	—	—
US dollar	80	80	—	—	—
Other currencies—US dollar equivalent	30	13	9	7	1

	144	126	10	7	1

Transactions including committments which have not been contracted for
Imports
Euro	840	756	84	—	—
US dollar	734	685	49	—	—
Pound sterling	2	2	—	—	—
Other currencies—US dollar equivalent	10	10	—	—	—

	1 586	1 453	133	—	—

Exports
US dollar	7	7	—	—	—

Other payables (liabilities)
Euro	82	78	4	—	—
US dollar	46	46	—	—	—
Pound sterling	15	15	—	—	—
Other currencies—US dollar equivalent	1	1	—	—	—

	144	140	4	—	—

Other receivables (assets)
US dollar	2	2	—	—	—

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

        At the reporting date, the interest rate profile of the group's interest-bearing financial instruments was:

Carrying value

	2012	2011

	Rm	Rm
Variable rate instruments
Financial assets	17 109	17 024
Financial liabilities	(10 773)	(10 815)

	6 336	6 209

Fixed rate instruments
Financial assets	1 171	1 855
Financial liabilities	(4 823)	(4 707)

	(3 652)	(2 852)

Interest profile (variable: fixed rate as a percentage of total interest bearing)	82:18	81:19

Cash flow sensitivity for variable rate instruments

        Financial instruments affected by interest rate risk include borrowings, deposits, derivative financial instruments, trade receivables and trade payables. A change of one percent in the prevailing interest rate in that region at the reporting date would have increased /(decreased) the income statement by the amounts shown below before the effect of tax. The sensitivity analysis has been prepared on the basis

Sasol Limited Group

Notes to the Financial Statements (Continued)

63    Financial risk management and financial instruments (Continued)

that all other variables, in particular foreign currency rates, remain constant and has been performed on the same basis for 2011.

	Income statement—1% increase

	South Africa	Europe	USA	Other

	Rm	Rm	Rm	Rm
30 June 2012	(31)	(8)	(37)	48
30 June 2011	(4)	(5)	22	49

	Income statement—1% decrease

	South Africa	Europe	USA	Other

	Rm	Rm	Rm	Rm
30 June 2012	31	8	—	—
30 June 2011	4	5	—	—

        A one percent decrease in these interest rates at 30 June would have the equal but opposite effect, with the exception of US dollar, where interest could not be decreased by 1% as they are currently below 0,5%.

        The following interest rate derivative contracts were in place at 30 June:

	Contract amount— Rand equivalent 2012	Average fixed rate 2012	Expiry 2012	Estimated fair value losses 2012	Contract amount— Rand equivalent 2011	Average fixed rate 2011	Expiry 2011	Estimated fair value losses 2011

	Rm	%		Rm	Rm	%		Rm
Interest rate derivatives
Derivative instruments—cash flow hedges
Pay fixed rate receive floating rate
Euro	—	—		—	638	3,6	31/12/2017	(8)
Rand	430	8,1	14/12/2012	(5)	556	5,6	15/12/2012	(11)

	430			(5)	1 194			(19)

Derivative instruments—held for trading
Pay fixed rate receive floating rate
Euro	104	2,4	25/05/2016	(4)	—	—		—
Euro	244	3,6	31/12/2018	(12)	—	—	—	—

	348			(16)	—			—

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
Interest rate derivatives
2012
Derivative instruments—cash flow hedges
Pay fixed rate receive floating rate
Rand	430	430	—	—	—	—	—

Derivative instruments—held for trading
Pay fixed rate receive floating rate
Euro	103	17	17	17	52	—	—
Euro	244	244	—	—	—	—	—

	347	261	17	17	52	—	—

2011
Pay fixed rate receive floating rate
Euro	638	300	39	52	61	54	132
Rand	556	126	430	—	—	—	—

	1 194	426	469	52	61	54	132

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

        In 2011, the group entered into a zero cost collar for approximately 30% of Sasol Synfuels' production and 30% of Sasol Petroleum International's West African output for the final quarter of 2011. The zero cost collar expired on 15 June 2011. The hedge provided downside protection should the monthly average dated Brent crude oil price have decreased below US$85 per barrel on the hedged portion of production. Conversely, Sasol will have incurred opportunity losses on the hedged portion of production should the monthly average oil price have exceeded a volume weighted average of US$172,77 per barrel. Together with the group's other risk mitigation initiatives, such as cost containment, cash conservation and capital prioritisation, the group's hedging strategy is considered in conjunction with these initiatives. The situation is monitored regularly to assess the appropriateness of oil price hedging to improve the stability and predictability of cash flows as part of Sasol's risk management activities. For the 2012 financial year, Sasol did not hedge as in the past as we did not consider there to have been value in the zero cost collars available in the market at this time. The situation is monitored regularly to assess when a suitable time might be to enter into an appropriate hedge again in the future

Sasol Limited Group

Notes to the Financial Statements (Continued)

63    Financial risk management and financial instruments (Continued)

        Dated Brent crude prices applied during the year:

	Dated Brent crude

	2012	2011

	US$	US$
High	128,14	126,64
Average	112,42	96,48
Low	88,69	70,61

        The following commodity derivative contracts were in place at 30 June:

	Contract amount 2012	Within one year 2012	Contract amount 2011	Within one year 2011

	Rm	Rm	Rm	Rm
Commodity derivatives
Futures
Crude oil	26	26	—	—

Sensitivity analysis

        We continue to remain more cautious on the short-term outlook and believe that we could see prices stabilising in the medium-term. Our view is that in the next five years, crude oil prices will settle below US$110/b, however, in the longer term, we expect the crude oil price to increase. For forecasting purposes, we estimate that for every US$1/b increase in the annual average crude oil price, group operating profit for the year will increase by approximately US$72 million (R580 million) during 2013. This estimate is off a base of US$100/b crude oil price and a rand/US dollar exchange rate of R8,01. It should be noted that in the volatile environment that we are currently experiencing, these sensitivities could be materially different depending on the crude oil price, exchange rates, product prices and volumes

        A 10 percent increase of the commodity prices at 30 June would have increased the fair value of commodity derivatives recognised in other operating costs in the income statement by the amounts shown below, before the effect of tax. This analysis assumes that all other variables remain constant and should not be considered predictive of future performances. The calculation has been performed on the same basis for 2011.

	2012	2011

	Rm	Rm
Crude oil	3	—

        A 10 percent decrease in the commodity prices at 30 June would have the equal but opposite effect on the fair value amounts shown above, on the basis that all other variables remain constant.

Sasol Limited Group

Notes to the Financial Statements (Continued)

63    Financial risk management and financial instruments (Continued)

4) Classification of financial assets and financial liabilities

Accounting classifications and fair values

        The table below sets out the group's classification of financial assets and financial liabilities, and their fair values

		2012		2011

	Note	Fair value(1)	Carrying value	Fair value(1)	Carrying value

		Rm	Rm	Rm	Rm
Financial assets
Financial assets measured at amortised cost
Loans and receivables
Long-term receivables	9	1 451	1 451	1 482	1 482
Trade receivables	13	21 157	21 157	20 398	20 398
Other receivables	14	2 194	2 194	960	960
Cash restricted for use	16	5 314	5 314	3 303	3 303
Cash	16	12 746	12 746	14 716	14 716
Investments held-to-maturity
Investments in securities	6	472	472	445	445
Financial assets measured at fair value
Investments available-for-sale
Investments in securities(3)	6	206	206	189	189
Investments held for trading(3)	6	34	34	30	30
Derivative instruments(2)
Cash flow hedges		4	4	5	5
Held for trading		616	616	38	38

		44 194	44 194	41 566	41 566

Financial liabilities
Financial liabilities measured at amortised cost
Long-term debt	17	(16 455)	(15 885)	(16 737)	(15 849)
Short-term debt	23	(15)	(15)	(109)	(109)
Trade payables and accrued expenses	28	(14 510)	(14 510)	(13 964)	(13 964)
Other payables	29	(2 032)	(2 032)	(1 077)	(1 077)
Bank overdraft	16	(222)	(222)	(209)	(209)
Financial guarantees		(19)	(19)	(24)	(24)
Derivative instruments(2)
Cash flow hedges		(23)	(23)	(52)	(52)
Held for trading		(131)	(131)	(159)	(159)

		(33 407)	(32 837)	(32 331)	(31 443)

(1)
Carrying value has been used where it closely approximates fair values. Fair value estimates are made as of a specific point in time based on the characteristics of the financial instruments and relevant market information. Where available, the most suitable measure for fair value is the quoted market price. In the absence of market prices which are not always available, the fair value was calculated on the basis of valuation techniques using current market parameters.

(2)
The fair value of financial assets measured at fair value are calculated using valuation techniques based on observable inputs, either directly (ie as prices) or indirectly (ie derived from prices). This includes instruments valued using quoted market prices in active markets for similar instruments, quoted prices for identical or similar instruments in markets that are considered less than active or other valuation techniques where all significant inputs are directly or indirectly observable from market data.

(3)
The fair value of the unlisted equity investments cannot be determined as there is no observable market price information available on these investments. The fair value of these instruments is measured at cost less impairment losses. Refer to note 6.

SUPPLEMENTAL OIL AND GAS INFORMATION (Unaudited)

        In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Section 932, "Extractive Industries—Oil and Gas", and regulations of the US Securities and Exchange Commission, this section provides supplemental information about natural oil and gas exploration and production operations that are managed by Sasol Petroleum International (SPI). Supplemental information is also provided about our coal mining operations and the conversion of coal reserves to synthetic oil, as managed by Sasol Mining and Sasol Synfuels, respectively.

        Tables 1 through to 3 provide historical information pertaining to costs incurred for property acquisitions, exploration and development; capitalised costs and results of operations. Tables 4 through to 6 present information on the estimated net proved reserve quantities; standardised measure of estimated discounted future net cash flows related to proved reserves and changes therein.

 TABLE 1—COSTS INCURRED IN OIL AND GAS PROPERTY ACQUISITION, EXPLORATION, AND DEVELOPMENT ACTIVITIES

	Synthetic oil	Natural oil and gas
	South Africa	Mozambique	Canada	Other areas
	(Rand in millions)
Year ended 30 June 2010
Acquisition of unproved properties	—	56,2	—	28,9
Exploration	465,0	157,5	—	106,7
Development	3 834,0	507,5	—	87,9

Total costs incurred	4 299,0	721,2	—	223,5

Year ended 30 June 2011
Acquisition of proved properties	—	—	868,4	—
Acquisition of unproved properties	—	3,5	2 960,6	—
Exploration	150,2	379,8	—	366,2
Development	4 389,3	496,0	1 270,1	167,0

Total costs incurred	4 539,5	879,3	5 099,1	533,2

Year ended 30 June 2012
Acquisition of proved properties	9,0	—	—	—
Acquisition of unproved properties	—	4,3	—	12,7
Exploration	55,0	452,9	—	460,3
Development	4 428,3	341,3	6 870,8	125,0

Total costs incurred	4 492,3	798,5	6 870,8	598,0

 TABLE 2—CAPITALISED COSTS RELATING TO OIL AND GAS PRODUCING ACTIVITIES

	Synthetic oil	Natural oil and gas
	South Africa	Mozambique	Canada	Other areas
	(Rand in millions)
Year ended 30 June 2010
Proved properties	31 993,0	4 183,0	—	1 264,1
Producing wells and equipment	31 848,0	3 337,5	—	1 232,7
Non-producing wells and equipment	145,0	845,5	—	31,4
Unproved properties	—	—	—	—
Uncompleted and non-producing wells and equipment	210,0	1 027,4	—	331,2

Capitalised costs	32 204,0	5 210,4	—	1 595,3
Accumulated depreciation	(11 427,0)	(936,1)	—	(710,1)

Net book value	20 777,0	4 274,3	—	885,2

Year ended 30 June 2011
Proved properties	38 413,7	4 695,9	2 148,8	1 265,1
Producing wells and equipment	38 053,7	3 342,0	802,1	1 265,1
Non-producing wells and equipment	360,0	1 353,9	1 346,7	—
Unproved properties	—	—	2 974,9	—
Uncompleted and non-producing wells and equipment	205,5	1 141,6	—	330,3

Capitalised costs	38 619,2	5 837,5	5 123,7	1 595,4
Accumulated depreciation	(12 477,7)	(1 089,3)	(27,7)	(843,9)

Net book value	26 141,5	4 748,2	5 096,0	751,5

Year ended 30 June 2012
Proved properties	47 764,7	5 062,2	9 068,4	1 653,8
Producing wells and equipment	46 746,7	4 925,7	7 626,7	1 581,0
Non-producing wells and equipment	1 018,0	136,5	1 441,7	72,8
Unproved properties	—	—	3 455,0	—
Uncompleted and non-producing wells and equipment	—	1 458,0	—	430,5

Capitalised costs	47 764,7	6 520,2	12 523,4	2 084,3
Accumulated depreciation	(14 538,4)	(1 771,5)	(1 920,4)	(1 189,8)

Net book value	33 226,3	4 748,7	10 603,0	894,5

 TABLE 3—RESULTS OF OPERATIONS FOR OIL AND GAS PRODUCING ACTIVITIES

	Synthetic oil	Natural oil and gas
	South Africa	Mozambique	Canada	Other areas
	(Rand in millions)
Year ended 30 June 2010
Sales to unaffiliated parties	—	48,3	—	867,5
Transfers to affiliated parties	29 672,0	769,2	—	—

Total revenues	29 672,0	817,5	—	867,5
Production costs	(13 053,0)	(176,5)	—	(221,4)
Foreign currency translation (losses)/gains	(136,0)	3,5	—	(1,4)
Exploration expenses	(382,0)	(108,1)	—	(127,1)
Valuation provision	—	—	—	(49,9)
Depreciation	(1 247,0)	(151,5)	—	(225,6)

Operating profit	14 854,0	384,9	—	242,1
Tax	(4 662,0)	(164,9)	—	(179,4)

Results of operations	10 192,0	220,0	—	62,7

Year ended 30 June 2011
Sales to unaffiliated parties	—	107,0	69,5	1 034,7
Transfers to affiliated parties	34 117,8	945,9	—	—

Total revenues	34 117,8	1 052,9	69,5	1 034,7
Production costs	(14 287,7)	(225,1)	(22,7)	(152,4)
Foreign currency translation (losses)/gains	(80,8)	61,7	—	(10,7)
Exploration expenses	(109,2)	(269,1)	—	(335,2)
Valuation provision	—	—	—	(1,3)
Depreciation	(1 667,5)	(154,9)	(27,6)	(224,5)

Operating profit	17 972,6	465,5	19,2	310,6
Tax	(5 473,5)	(188,8)	(8,5)	(263,4)

Results of operations	12 499,1	276,7	10,7	47,2

Year ended 30 June 2012
Sales to unaffiliated parties	—	154,9	330,5	1292,5
Transfers to affiliated parties	43 815,0	1 333,5	—	—

Total revenues	43 815,0	1 488,4	330,5	1 292,5
Production costs	(15 988,8)	(283,5)	(156,8)	(230,4)
Foreign currency translation (losses)/gains	(3,6)	(122,1)	(2,5)	3,2
Exploration expenses	(19,0)	(140,7)	—	(405,8)
Valuation provision	—	(433,7)	(963,8)	—
Net gain on farm down of licences	—	—	—	58,9
Depreciation	(2 407,7)	(249,7)	(1 323,2)	(166,6)

Operating profit	25 395,9	258,7	(2 115,8)	551,8
Tax	(7 958,8)	(357,8)	—	(382,1)

Results of operations	17 437,1	(99,1)	(2 115,8)	169,7

TABLE 4—PROVED RESERVE QUANTITY INFORMATION

	Synthetic oil	Crude oil and condensate
	South Africa	Mozambique	Canada	Other areas	Total	Mozambique	Canada	Total
	Millions of	Millions of barrels
	barrels
Proved developed and undeveloped reserves
Balance at 30 June 2009	—	5,6	—	7,2	12,8	1 643,8	—	1 643,8
Revisions	685,0	(0,7)	—	(0,9)	(1,6)	21,6	—	21,6
Improved recovery	—	—	—	0,2	0,2	—	—	—
Extensions/discoveries	203,0	—	—	—	—	—	—	—
Production	(47,0)	(0,2)	—	(1,9)	(2,1)	(68,0)	—	(68,0)

Balance at 30 June 2010	841,0	4,7	—	4,6	9,3	1 597,4	—	1 597,4
Revisions	10,5	0,1	—	0,9	1,0	3,7	—	3,7
Improved recovery	—	—	—	0,2	0,2	—	—	—
Extensions/discoveries	—	—	—	—	—	—	—	—
Purchases/sales	—	—	—	—	—	—	57,8	57,8
Commercial arrangements	—	—	—	(0,1)	(0,1)	—	—	—
Production	(44,1)	(0,3)	—	(1,9)	(2,2)	(79,7)	(2,9)	(82,6)

Balance at 30 June 2011	807,8	4,5	—	3,7	8,2	1 521,4	54,9	1 576,3
Revisions	10,9	(0,6)	—	1,1	0,5	10,8	18,1	28,9
Improved recovery	—	—	0,2	0,6	0,8	—	(0,8)	(0,8)
Commercial arrangements	—	—	—	0,1	0,1	—	—	—
Operational factors	—	—	—	—	—	—	—	—
Production	(42,4)	(0,3)	—	(1,5)	(1,8)	(81,1)	(17,0)	(98,1)

Balance at 30 June 2012	776,3	3,6	0,2	4,0	7,8	1 451,1	55,2	1 506,3

Proved developed reserves
At 30 June 2010	638,0	2,0	—	2,7	4,7	805,5	—	805,5

At 30 June 2011	729,5	1,7	—	3,7	5,4	729,6	7,2	736,8

At 30 June 2012	640,1	1,7	0,2	3,5	5,4	796,1	55,2	851,3

 NOTES AND DEFINITIONS

        The definitions of categories of reserves used in this disclosure are consistent with those set forth in the regulations of the Securities and Exchange Commission:

        Proved reserves—Those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be recoverable commercially and be economically producible—from a given date forward, from known reservoirs under existing economic conditions, operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract hydrocarbons must be approved and must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

        Depending upon their status of development such proved reserves are subdivided into "proved developed reserves" and "proved undeveloped reserves".

        Proved developed reserves—reserves which can be expected to be recovered through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well and through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

        Proved undeveloped reserves—reserves which are expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major expenditure is required for recompletion.

 TABLE 5—STANDARDISED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS

	Synthetic oil	Natural oil and gas
	South Africa	Mozambique	Canada	Other areas
	(Rand in millions)
Year ended 30 June 2010
Future cash inflows	471 871,0	27 795,7	—	2 865,0
Future production costs	(213 139,0)	(4 400,1)	—	(1 214,6)
Future development costs	(81 131,0)	(2 536,8)	—	(487,3)
Future income taxes	(49 728,0)	(6 385,9)	—	(418,6)

Undiscounted future net cash flows	127 873,0	14 472,9	—	744,5
10% annual discount for timing of estimated cash flows	(66 731,0)	(8 696,4)	—	(174,1)

Standardised measure of discounted future net cash flows	61 142,0	5 776,5	—	570,4

Year ended 30 June 2011
Future cash inflows	545 931,2	27 434,5	1 412,5	2 506,3
Future production costs	(232 941,6)	(3 566,2)	(167,8)	(996,1)
Future development costs	(135 924,0)	(1 796,3)	(3 855,1)	(236,8)
Future income taxes	(50 292,0)	(6 734,7)	—	(577,4)

Undiscounted future net cash flows	126 773,6	15 337,3	(2 610,4)	696,0
10% annual discount for timing of estimated cash flows	(72 284,2)	(8 744,8)	184,4	(82,0)

Standardised measure of discounted future net cash flows	54 489,4	6 592,5	(2 426,0)	614,0

Year ended 30 June 2012
Future cash inflows	672 113,3	42 728,7	1 387,3	5 047,0
Future production costs	(254 999,1)	(5 254,5)	(826,6)	(2 735,5)
Future development costs	(106 812,2)	(1 691,6)	(165,5)	(356,8)
Future income taxes	(89 977,5)	(11 234,0)	—	(899,1)

Undiscounted future net cash flows	220 324,5	24 548,6	395,2	1 055,6
10% annual discount for timing of estimated cash flows	(111 167,7)	(13 410,3)	(132,6)	(172,9)

Standardised measure of discounted future net cash flows	109 156,8	11 138,3	262,6	882,7

 NOTES AND DEFINITIONS

        The standardised measure of discounted future net cash flows related to the preceding proved natural oil and gas reserves is calculated in accordance with the requirements of FASB ASC Section 932.

        Estimated future cash inflows from production are computed by applying the average price for oil and gas for the 12-month period prior to the end of the reporting period, determined as to year-end quantities of estimated net proved reserves. Future price changes are limited to those provided by contractual arrangements in existence at year-end.

        Future development and production costs are estimated future expenditures necessary to develop and produce year-end estimated proved reserves based on year-end costs and assuming continuation of existing economic conditions.

        Estimated future income taxes are calculated by applying the appropriate year-end statutory tax rates, with consideration of future tax rates already legislated.

        Discounted future net cash flows are calculated using a discount rate of 10 percent a year. Discounting requires a year-by-year estimate of when future expenditures will be incurred and when reserves will be produced.

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

 TABLE 6—CHANGES IN THE STANDARDISED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS

	Synthetic oil	Natural oil and gas
	South Africa	Mozambique	Canada	Other areas
	(Rand in millions)
Present value at 30 June 2009	—	2 710,8	—	981,5
Net changes for the year	61 141,0	3 065,7	—	(411,1)
Sales and transfers of oil and gas produced net of production costs	—	(645,8)	—	(319,6)
Development costs incurred	—	513,9	—	154,1
Extensions/discoveries and revisions of previous quantity estimates and timing	61 141,0	360,2	—	(630,7)
Net changes in prices net of production costs	—	3 873,6	—	154,2
Changes in estimated development costs	—	26,5	—	(288,6)
Accretion of discount	—	368,2	—	166,6
Net change in income tax	—	(1 403,4)	—	365,4
Net change due to exchange rate	—	(27,5)	—	(12,5)

Present value at 30 June 2010	61 141,0	5 776,5	—	570,4
Net changes for the year	(6 651,3)	816,0	(2 426,0)	43,6
Sales and transfers of oil and gas produced net of production costs	(19 830,1)	(855,9)	(47,6)	(845,3)
Development costs incurred	4 389,3	519,1	5 033,2	176,4
Extensions/discoveries and revisions of previous quantity estimates and timing	(1 177,0)	37,1	—	356,9
Changes due to purchases/sales of minerals in place	—	—	1 275,9	—
Net changes in prices net of production costs	61 079,2	1 692,4	(165,8)	550,7
Changes in estimated development costs	(36 882,3)	(39,3)	(8 521,7)	16,4
Changes in operational/commercial arrangements	—	—	—	(45,4)
Accretion of discount	7 710,7	815,1	—	89,0
Net change in income tax	2 129,9	(376,9)	—	(148,6)
Net change due to exchange rate	(24 071,1)	(975,6)	—	(106,5)

Present value at 30 June 2011	54 489,5	6 592,5	(2 426,0)	614,0
Net changes for the year	54 667,3	4 545,8	2 688,6	268,7
Sales and transfers of oil and gas produced net of production costs	(27 826,2)	(1 318,2)	(177,8)	(890,1)
Development costs incurred	7 967,9	144,1	7 241,9	67,5
Extensions/discoveries and revisions of previous quantity estimates and timing	4 899,1	(239,7)	70,6	1 570,9
Changes due to purchases/sales of minerals in place	—	—	—	—
Net changes in prices net of production costs	37 827,8	4 169,8	(971,6)	(541,7)
Changes in estimated development costs	18 022,6	411,2	(2 763,5)	(144,9)
Changes in operational/commercial arrangements	—	—	—	41,1
Accretion of discount	5 009,1	934,4	(242,6)	108,2
Net change in income tax	(20 515,9)	(2 066,9)	—	(233,2)
Net change due to exchange rate	29 282,9	2 511,1	(468,4)	290,9

Present value at 30 June 2012	109 156,8	11 138,3	262,6	882,7

ITEM 19.    EXHIBITS

1.1	Memorandum of association of Sasol Limited*
1.2	Articles of association of Sasol Limited*
4.1	Management Share Incentive Scheme*
4.2	The Deed of Trust for the Sasol Inzalo Management Trust**
4.3	The Deed of Trust for the Sasol Inzalo Employee Scheme**
8.1	List of subsidiaries
12.1	Certification of David Edward Constable, Chief Executive Officer of Sasol Limited pursuant of Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Kandimathie Christine Ramon, Chief Financial Officer of Sasol Limited pursuant of Section 302 of the Sarbanes-Oxley Act of 2002
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
Date: 12 October 2012

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
Brownfields development

The expansion of an existing mine into adjacent reserve areas that are situated next to the existing mine boundaries. It is contrast with greenfields development, where the development is not done via an existing working mine.

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

Carbide

Carbide is a compound of carbon and a metallic or semi-metallic element (e.g. calcium, silicon, aluminum, boron). It is mostly encountered as a solid with a crystal structure. Carbides are mostly used in the production of acetylene, carbide lamps and in the making of steel.

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

Coal bed methane	Coal bed methane (CBM) is a form of natural gas extracted from coal beds.
Coal fine	Fine coal is classified as the size fraction of coal that can pass through a screen with an aperture of 6,3 mm.
Coal pile	A coal pile is individual bands or laminations of different types of coal within an individual coal seam that can be correlated horizontally for a finite distance.
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

Term	Description
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

Term	Description
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

Ethanol

Ethanol is a chemical compound also known as ethyl alcohol, grain alcohol or drinking alcohol. It is a clear colourless liquid. Ethanol is used in alcoholic beverages in suitable dilutions. Industrial uses of ethanol include the use as a solvent in laboratory and industry, the manufacture of denatured alcohol, pharmaceuticals (e.g. rubbing compounds, lotions, tonics, colognes), in perfumery, in organic synthesis and as an octane booster in gasoline. Ethanol can also be used in higher concentrations in alternative fuel vehicles optimised for its use.

Term	Description
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

Term	Description
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

Krypton	Krypton is a colourless, odourless, tasteless noble gas found in trace amounts in the earth's atmosphere. Krypton is used in fluorescent lamps and laser technologies.
Limestone	Limestone is a sedimentary rock composed mostly of calcium (the shell remains of marine animals), carbon and oxygen. One of its industrial uses is as an agricultural fertiliser.

Term	Description
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

Term	Description
Polymer	A polymer is a large molecule (macromolecule) composed of repeating structural units (monomers) connected by covalent chemical bonds.
Polymerise	Polymerisation is the process of reacting monomer units to form larger molecules where the monomer units are covalently bonded.
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

Proved developed oil and gas reserves

Reserves which can be expected to be recovered through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well and through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

Proved undeveloped oil and gas reserves	Reserves which are expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major expenditure is required for recompletion.
REACH	Refers to the Registration, Evaluation and Authorisation of Chemicals, an EU regulation on chemicals and their safe use.
Reactor	A reactor is an industrial unit to provide the physical conditions required for specific chemical reactions to take place.
Reclaimers	A reclaimer is a large automated machine that consists of a rotating drum which picks up coal laid out on a pad in an orderly fashion and places that coal on a conveyor belt.
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

Term	Description
Room and pillar mining	Room and pillar mining is a mining method used in flat lying shallow mineral deposits where a number of roads are developed leaving pillars to hold up the roof.
Slurry	Slurry is a liquid substance containing solid particles.
Sodium cyanide solution	Refer to Cyanide.
Sodium hydroxide solution	Sodium hydroxide is a chemical compound more commonly known as caustic soda. It is a white solid compound under normal conditions in the form of flakes, beads or granules. Sodium hydroxide solution (as sold) is usually 50% concentration solution of sodium hydroxide in water.
Solvent	A solvent is a liquid or gaseous substance capable of dissolving another substance to form a solution at the molecular or ionic level.
Splitter column	A splitter column is used in the distillation process to separate a mixture of liquids into different boiling fractions.
Stackers	Stackers are large automated machines that stack coal from a conveyor belt on to a flat pad in an orderly fashion. They consist of an inclined conveyor and swinging boom.
Styrene	Styrene is a chemical compound also known as vinyl benzene. It is a colourless to a yellowish oily liquid. Styrene is used in the manufacture of plastics especially polystyrene, synthetic rubber and insulators.
Sulphur	Sulphur is a non-metal inorganic chemical compound and is more commonly known as brimstone. It is a pale yellow crystalline solid usually encountered in powder form. Sulphur is commonly used in making gunpowder, matches and sulphuric acid.
Sulphuric acid	Sulphuric acid is an inorganic chemical compound commonly known as battery acid. It is a colourless to brownish oily acidic liquid. Sulphuric acid is used as a leaching agent in mineral or ore processing. It is also used for fertiliser manufacturing, oil refining, wastewater processing and chemical synthesis.
Surfactants	Surfactants are chemical compounds that reduce surface tension of a liquid when dissolved in water. A surfactant facilitates the solution of otherwise immiscible components for e.g. oil and water. It is also called surface active agents.
Synfuels	Synfuels are a family of fuels that have comparable or better properties than that of crude oil derived fuels but which are derived via one of several potential synthesis routes using alternative feedstock such as coal or petroleum coke. Two examples of synfuel type technologies are indirect and direct liquefaction of coal.
Train	A train is a sequence of processing units each performing a different function in the process to produce the final product.

Term	Description
Trimerisation	Trimerisation is chemical process of reacting three similar chemical compounds to form one chemical compound such as the trimerisation of ethylene to form 1-hexene.
Units of measures	m	Metre
	km	kilometre
	mm	millimetre
	km2	square kilometre
	m2	square metre
	m3	cubic metre
	kg	kilogram
	t	ton
	kt	Kiloton
	Mt	million tons
	tpa	tons per annum
	ktpa	kilotons per annum
	Mtpa	million tons per annum
	b or bbl	Barrel
	bpd or bbl/d	barrels per day
	cf	cubic feet
	mg/m3	milligrams per cubic meter
	ppm	parts per million
	GJ	gigajoule
	MGJ/a	million gigajoule per annum
	Bscf	billion standard cubic feet
	MMbbl	million barrels
	MMscf/d	million standard cubic feet per day
Urea	Urea is a chemical compound also known as carbamide. It is encountered a white crystalline powder. Urea is used in animal feed, plastics, as a chemical intermediate, a stabiliser in explosives and in medicine (diuretic).
Vertical diamond drilling	Vertical diamond drilling is the process of drilling a drill hole using a diamond impregnated drill bit to acquire drill core for the entire length of the drill hole. Therefore a continuous sample of the rock mass is obtained over the mineral bearing strata.
Xenon	Xenon is a colourless, heavy, odourless gas found in trace amounts in the earth's atmosphere. Xenon is used for lamps, flat panel plasma television and computer screens.

Term	Description
Zeolite	A chemical substance consisting of silica and aluminum extensively used as a water-softener and a detergent component.

Locality plan of Sasol mines and plants in Southern Africa

Lephalale
LIMPOPO
Pretoria
MPUMALANGA
NORTH WEST
GAUTENG
Johannesburg
Secunda
Sasolburg
KWAZULU NATAL
FREE STATE
Richards Bay
NORTHERN CAPE
Durban
EASTERN CAPE
WESTERN CAPE

KINROSS
SYFERFONTEIN MINE
EVANDER
SHONDONI MINE
(FUTURE)
MIDDELBULT MINE
(ITHEMBA LETHU SHAFT)
TWISTDRAAI MINE
(THUBELISHA SHAFT)
TRICHARDT
DAM
SECUNDA
EMBALENHLE
MIDDELBULT MINE
(WEST SHAFT)
MIDDELBULT MINE
SASOL
SYNFUELS
TWISTDRAAI MINE
(EAST SHAFT)
TWISTDRAAI MINE
(CENTRAL SHAFT)
TWISTDRAAI MINE
(WEST SHAFT)
BRANDSPRUIT MINE
(3E SHAFT)
BRANDSPRUIT MINE
BOSJESSPRUIT MINE
BRANDSPRUIT MINE
(NO.2 SHAFT)
IMPUMELELO MINE
(FUTURE)
CHARL
CILLIERS
BOSJESSPRUIT MINE
(SOUTH SHAFT)
BOSJESSPRUIT MINE
(IRENEDALE SHAFT)
TOWNS
SSF
SASOL MINES
ROADS
RAILWAYLINES
RIVERS

VEREENIGING
SASOLBURG
SIGMA
PARYS
MOOIKRAAL
MINE
TOWNS
SASOL MINES
ROADS
RAILWAY LINES
RIVERS

BLOCK 5 EAST
SYFERFONTEIN
SECUNDA
EVANDER
MIDDELBULT
THUBELISHA
TWISTDRAAI
IMPUMELELO
BOSJESSPRUIT
CHARL CILLIERS
BLOCK 3 SOUTH
BLOCK 2 SOUTH

Sasol Petroleum International
Areas of Interest
Africa

OML 140
Nigeria
OPL 214
Gulf of Guinea
OPL 247
N
Gabon
Etame
Congo
Atlantic Ocean
Atlantic Ocean
Indian Ocean
Botswana
Namibia
Zimbabwe
PL134, PL135
& PL136
South Africa
South Africa
Block
3A/4A
Atlantic Ocean
Mozambique
Indian Ocean
Sofala
M-10
Pande
/Corvo
Block 16/19
Block A
Temane/
Inhassoro

Sasol Petroleum International Areas of focus in Australasia

N
Indonesia
PNG
Australia
Papua New Guinea
Indonesia
PPL 287
PPL 288
PPL285
PPL 286
Coral Sea
Arafura Sea
N
N
AC/P52
Browse Basin
Indian Ocean
WA 388P
Carnarvon Basin
Australia
WA-433-P