Form 20-F
period 2013-06-30
SASOL LTD
filed 2013-10-09
CIK 314590

Use these links to rapidly review the document

Item 18. FINANCIAL STATEMENTS

As filed with the Securities and Exchange Commission on 9 October 2013

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934—for the year ended 30 June 2013
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 001-31615

Sasol Limited
(Exact name of registrant as Specified in its Charter)

Republic of South Africa
(Jurisdiction of Incorporation or Organisation)

1 Sturdee Avenue, Rosebank 2196
South Africa
(Address of Principal Executive Offices)

Paul Victor, Acting Chief Financial Officer, Tel. No. +27 11 441 3435, Email paul.victor@sasol.com
1 Sturdee Avenue, Rosebank 2196, South Africa
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
American Depositary Shares Ordinary Shares of no par value* 4,50% Notes due 2022 issued by Sasol Financing International Plc	New York Stock Exchange New York Stock Exchange New York Stock Exchange
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

648 800 716 Sasol ordinary shares of no par value
25 547 081 Sasol preferred ordinary shares of no par value
2 838 565 Sasol BEE ordinary shares of no par value

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

        We are incorporated in the Republic of South Africa as a public company under South African Company law. Our consolidated financial statements for the financial years ended 30 June 2009, 2010, 2011, 2012 and 2013 included in our corporate filings in South Africa were prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

        For purposes of this annual report on Form 20-F, we have prepared our consolidated financial statements in accordance with IFRS. Our consolidated financial statements for each of the financial years ended 30 June 2009, 2010, 2011, 2012 and 2013 have been audited.

        As used in this Form 20-F:

  •
  "rand" or "R" means the currency of the Republic of South Africa;

  •
  "US dollars", "dollars", "US$" or "$" means the currency of the United States (US);

  •
  "euro", "EUR" or "€" means the common currency of the member states of the European Monetary Union;

  •
  "AED" means United Arab Emirates Dirham, the currency of the United Arab Emirates;

  •
  "GBP" means British Pound Sterling, the currency of the United Kingdom (UK); and

  •
  "CAD" means Canadian dollar, the currency of Canada.

        We present our financial information in rand, which is our reporting currency. Solely for your convenience, this Form 20-F contains translations of certain rand amounts into US dollars at specified rates. These rand amounts do not represent actual US dollar amounts, nor could they necessarily have been converted into US dollars at the rates indicated. Unless otherwise indicated, rand amounts have been translated into US dollars at the rate of R10,03 per US dollar, which was the closing rate for customs purposes of the rand as reported by Thomson Reuters on 30 September 2013.

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

        All references to the "group", "us", "we", "our", "the company", or "Sasol" in this Form 20-F are to Sasol Limited, its group of subsidiaries and its interests in associates, joint ventures and special purpose entities. All references in this Form 20-F are to Sasol Limited or the companies comprising the group, as the context may require. All references to "(Pty) Ltd" refers to Proprietary Limited, a form of corporation in South Africa which restricts the right of transfer of its shares and prohibits the public offering of its shares.

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

  •
  statements regarding our existing or anticipated investments (including the gas-to-liquids (GTL) projects in North America, Uzbekistan and Nigeria, the GTL joint venture in Qatar, the potential development of a coal-to-liquid (CTL) projects in India and other investments), acquisitions of new businesses or the disposition of existing businesses;

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

  •
  our ability to improve results despite increased levels of competition;

  •
  the continuation of substantial growth in significant developing markets;

  •
  the ability to benefit from our capital investment programme;

  •
  the capital cost of projects (including material, engineering and construction cost) and the timing of project milestones;

  •
  growth in significant developing areas of our business;

  •
  changes in the demand for and international prices of crude oil, gas, petroleum and chemical products and changes in foreign currency exchange rates;

  •
  the ability to gain access to sufficient competitively priced gas, oil and coal reserves and other commodities;

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

        In addition, most of our assets and the assets of most of our directors and officers are located outside the United States. As a result, you may not be able to enforce against us or our directors and officers judgements obtained in United States courts predicated on the civil liability provisions of the federal securities laws of the United States.

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

        The financial data set forth below for the years ended as at 30 June 2013, 2012 and 2011 and for each of the years in the three-year period ended 30 June 2013 have been derived from our audited consolidated financial statements included in Item 18 of this annual report on Form 20-F.

        Financial data at 30 June 2010 and 2009 has been derived from the group's previously published audited consolidated financial statements, adjusted for the amendments to IAS 19, Employee Benefits, which are not included in this document.

        The financial data at 30 June 2013, 2012 and 2011 and for each of the years in the three-year period ended 30 June 2013 should be read in conjunction with, and is qualified in its entirety by reference to, our audited consolidated financial statements.

        The audited consolidated financial statements from which the selected consolidated financial data set forth below have been derived were prepared in accordance with IFRS.

	Year ended
	30 June 2009	30 June 2010	30 June 2011	30 June 2012	30 June 2013	30 June(1) 2013
	(Rand in millions)					(US$ in millions)
	(except per share information and weighted average shares in issue)
Income Statement data:
Turnover	137 836	122 256	142 436	169 446	181 269	18 073
Operating profit after remeasurement items	24 666	23 937	29 950	36 758	40 628	4 051
Profit attributable to owners of Sasol Limited	13 648	15 941	19 794	23 583	26 278	2 620
Statement of Financial Position data:
Total assets	145 296	155 873	177 445	203 753	249 495	24 875
Total equity	85 706	96 425	109 860	128 314	153 275	15 282
Share capital	27 025	27 229	27 659	27 984	28 711	2 863
Per share information (Rand and US$):
Basic earnings per share	22,90	26,68	32,97	39,10	43,38	4,33
Diluted earnings per share	22,80	26,54	32,85	38,95	43,31	4,32
Dividends per share(2)	8,50	10,50	13,00	17,50	19,00	1,89
Weighted average shares in issue (in millions):
Average shares outstanding—basic	596,1	597,6	600,4	603,2	605,7	605,7
Average shares outstanding—diluted	614,0	615,5	614,5	616,2	606,8	606,8

(1)
Translations into US dollars in this table are for convenience only and are computed at the closing rate of Thomson Reuters on 30 September 2013 of R10,03 per US dollar. You should not view such translations as a representation that such amounts represent actual US dollar amounts.

(2)
Includes the final dividend which was declared subsequent to the reporting date and is presented for information purposes only. No provision for this final dividend has been recognised.

Exchange rate information

        The following table sets forth certain information with respect to the rand/US dollar exchange rate for the years shown:

Rand per US dollar for the year ended 30 June or the respective month	Average(1)	High	Low
2009(2)	9,04	11,88	7,17
2010(2)	7,59	8,36	7,20
2011(2)	7,01	7,75	6,57
2012(2)	7,78	8,58	6,67
2013(2)	8,85	10,21	8,08
2014(3)	10,00	10,39	9,59
April 2013	9,10	9,25	8,90
May 2013	9,38	10,09	8,91
June 2013	10,02	10,21	9,82
July 2013	9,91	10,23	9,70
August 2013	10,11	10,39	9,84
September 2013 (up to 30 September 2013)	9,98	10,34	9,59

(1)
The average exchange rates for each full year are calculated using the average exchange rate on the last day of each month during the period. The average exchange rate for each month is calculated using the average of the daily exchange rates during the period.

(2)
Based on the closing rate of Thomson Reuters.

(3)
The average exchange rates for the period 1 July 2013 to 30 September 2013 are calculated using the average exchange rate on the last day of each month and as at 30 September 2013 during the period. The average exchange rate for each month and as at 30 September 2013 is calculated using the average of the daily exchange rates during the period.

        On 30 September 2013, the closing exchange rate of rand per US dollar as reported by Thomson Reuters was R10,03/US$1.

3.B    Capitalisation and indebtedness

        Not applicable.

3.C    Reasons for the offer and use of proceeds

        Not applicable.

3.D    Risk factors

Fluctuations in exchange rates may adversely affect our business, operating results, cash flows and financial condition

        The rand is the principal functional currency of our operations and we report our results in rand. However, a large part of our group's turnover is denominated in US dollars and some part in euro, derived either from exports from South Africa or from our manufacturing and distribution operations outside South Africa. Approximately 90% of our turnover is linked to the US dollar as petroleum prices in general and the price of most petroleum and chemical products are based on global commodity and benchmark prices which are quoted in US dollars. A significant part of our capital expenditure is also US dollar-denominated, as it is directed to investments outside South Africa or constitutes materials, engineering and construction costs imported into South Africa. The majority of our operating costs are either rand based for South African operations or euro based for European operations. Accordingly, fluctuations in the exchange rates between the rand and US dollar and/or euro may have a material effect on our business, operating results, cash flows and financial condition.

        During 2013, the rand/US dollar exchange rate averaged R8,85 and fluctuated between a high of R10,21 and a low of R8,08. This compares to an average exchange rate of R7,78 during 2012 which fluctuated between a high of R8,58 and a low of R6,67. The rand exchange rate is affected by various international and South African economic and political factors. Subsequent to 30 June 2013, the rand has on average weakened against the US dollar and the euro. In general, a weakening of the rand would have a positive effect on our operating results. Conversely strengthening of the rand would an adverse effect on our operating results.

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

        During 2013, the dated Brent crude oil price averaged US$108,66/b and fluctuated between a high of US$119,03/b and a low of US$95,51/b. This compares to an average dated Brent crude oil price of US$112,42/b during 2012, which fluctuated between a high of US$128,14/b and a low of US$88,69/b.

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

We may not be able to exploit technological advances quickly and successfully or competitors may develop superior technologies

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

        It is possible that new technologies or novel processes may emerge and that existing technologies may be further developed in the fields in which we operate. Unexpected rapid advances in employed technologies or the development of novel processes can affect our operations and product ranges in that they could render the technologies we utilise or the products we produce obsolete or less competitive in the future. Difficulties in accessing new technologies may impede us from implementing them and competitive pressures may force us to implement these new technologies at a substantial cost. Examples of new technologies which may in the future affect our business include the following:

  •
  The development and commercialisation of non-hydrocarbon-dependent energy carrier technologies, including the further development of fuel cells and batteries, or the large scale broadening of the application of electricity to drive motor vehicles. These may be disruptive to the use of hydrocarbon and refined crude oil-derived fuels;

  •
  The development of improved fuels (and associated automotive technologies) from a crude oil base with equivalent properties to that of Fischer-Tropsch derived fuels, which may erode the competitive advantage of Fischer-Tropsch fuels;

  •
  The development of efficient distribution and gas storage systems that allow light hydrocarbons to be competitively used for mobility and transportation, effectively displacing diesel; and

  •
  The development by competitors of next generation catalysts in which catalyst performance is improved, resulting in highly selective and high purity chemical products, which may render the use of our mixed feed stream catalytic-based production processes uncompetitive.

        We cannot predict the effect of these or other technological changes or the development of new processes on our business or on our ability to provide competitive products. Our ability to compete will depend on our timely and cost-effective implementation of new technological advances. It will also depend on our success in commercialising these advances in spite of competition we may face.

        In addition to the technological challenges, a large number of our expansion projects are integrated across a number of Sasol businesses. Delays with the development of an integrated project might, accordingly, have an impact on more than one Sasol business.

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

Our GTL and CTL projects may not prove sufficiently viable or as profitable as planned

        We have constructed a gas-to-liquids (GTL) plant in Qatar and are involved in constructing a GTL plant in Nigeria. In addition, we are considering further GTL opportunities in Uzbekistan (front end engineering and design phase), the US (front end engineering and design phase) and Canada (feasibility phase has been completed and a decision on the front end engineering and design phase will be taken at a later stage). A coal-to-liquids (CTL) project is being investigated in India (pre-feasibility phase). The development of these projects is a capital-intensive process and requires us to commit significant capital expenditure and devote considerable management resources in utilising our existing experience and know-how, especially in connection with Fischer-Tropsch synthesis technologies. See "Item 4.B—Business overview—Sasol Synfuels International".

        The processes used and the products developed by these projects may also give rise to patent risks in connection with the use of our GTL and CTL technologies. See below "Intellectual property risks may adversely affect our freedom to operate our processes and sell our products and may dilute our competitive advantage".

        The group's strategic ambition is to grow sustainably, by accelerating our GTL portfolio. In assessing the viability of our GTL projects, we make a number of assumptions relating to specific variables, mainly including:

  •
  access to sufficient competitively priced gas reserves;

  •
  prices of crude oil, petroleum products and gas;

  •
  sales opportunities and risks in the relevant countries;

  •
  fluctuations in the exchange rate of the US dollar and other currencies against the rand;

  •
  fluctuations in interest rates;

  •
  fiscal dispensation in the countries in which we invest;

  •
  capital cost of our facilities, including engineering, equipment material and construction costs;

  •
  operating costs, including manpower, services, supplies and utilities;

  •
  technology and catalyst performance;

  •
  conditions in the countries in which we operate, including factors relating to political, social and economic conditions;

  •
  the availability of skilled workers to construct and operate the plants;

  •
  timely completion of projects; and

  •
  environmental regulations.

        Significant variations in any one or more of the above factors that are beyond our control, or any other relevant factor, may adversely affect the profitability or even the viability of our GTL investments. In view of the resources invested in these projects and their importance to our growth strategy, problems we may experience as a result of these factors may have a material adverse effect on our business, operating results, cash flows, financial condition and opportunities for future growth.

Increasing exposure related to investments in associates and joint venture companies may adversely affect our business, operating results, cash flows and financial condition

        We have invested in a number of associates and joint ventures as part of our strategy to expand operations globally. We are considering opportunities for further upstream GTL investments, as well as opportunities in chemicals, to continue our local and global expansion. The development of these projects may require investments in associates and joint ventures, most of which are aimed at facilitating entry into countries and/or sharing risk with third parties. Although the risks are shared, the objectives of associates and joint venture partners, their ability to meet their financial and/or contractual obligations, their behaviour, as well as the increasing complexity of country specific legislation and regulations, may impact negatively on our reputation and/or result in disputes and/or litigation, all of which may have a material adverse effect on our business, operating results, cash flows and financial condition, and may constrain the achievement of our growth objectives.

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

        In addition, delays in the sale of assets, or reductions in value realisable, may arise due to changing market conditions. Failure to achieve expected values from the sale of assets, or delays in expected receipt or delivery of funds, may result in higher debt levels, underperformance of those businesses and possible loss of key personnel.

We may face constraints in obtaining the expected level of financing to pursue new business opportunities or support existing projects

        As at 30 June 2013, we had authorised approximately R109,6 billion of group capital expenditure in respect of projects in progress, of which we had spent approximately R42 billion by 30 June 2013. See "Item 5.F—Capital commitments". Our capital expenditure plans and requirements are subject to a number of risks, contingencies and other factors, some of which are beyond our control, and therefore the actual future capital expenditure and investments may differ significantly from the current planned amounts.

        Our operating cash flow and banking facilities may be insufficient to meet all of these expenditures, depending on the timing and cost of development of these and other projects, as well as operating performance and utilisation of our banking facilities. As a result, new sources of capital may be needed to meet the funding requirements of these developments, to fund ongoing business activities and to pay dividends. Our ability to raise and service significant new sources of capital will be a function of macroeconomic conditions, the condition of the financial markets, future prices for the products we sell, our operational performance and operating cash flow and debt position, among other factors.

        Our ability to raise further debt financing in the future, and the cost of such financing, will depend on, among other factors, our credit rating at the time. Our credit rating may be affected by our ability to maintain our outstanding debt and financial ratios at levels acceptable to the credit ratings agencies, our business prospects, the sovereign credit rating of the Republic of South Africa and other factors. The sovereign credit rating of the Republic of South Africa was downgraded by Moody's Corporation and Standard & Poors (S&P) in 2012 and by Fitch Ratings in 2013. Following the downgrade of South Africa's sovereign debt rating, S&P lowered our foreign currency long-term corporate credit rating on 16 October 2012. Any further downgrade of the South African sovereign credit rating may have an adverse effect on our credit rating.

        In the event of unanticipated operating or financial challenges, any dislocation in financial markets, any further downgrade of our ratings by ratings agencies or new funding limitations, our ability to pursue new business opportunities, invest in existing and new projects, fund our ongoing business activities and retire or service outstanding debt and pay dividends, could be constrained, all of which could have an impact on our business, operating results, cash flows and financial condition.

There are country-specific risks relating to the countries in which we operate that could adversely affect our business, operating results, cash flows and financial condition

        Several of our subsidiaries, joint ventures and associates operate in countries and regions that are subject to significantly differing political, social, economic and market conditions. See "Item 4.B—Business Overview" for a description of the extent of our operations in the main countries and regions. Although we are a South African domiciled company and the majority of our operations are located in South Africa, we also have significant energy businesses in other African countries, chemical businesses in Europe, the US, the Middle East and Asia, a joint venture in a GTL facility in Qatar, joint ventures in Canada and Uzbekistan and an economic interest in a GTL project in Nigeria.

        Particular aspects of country-specific risks that may have a material adverse impact on our business, operating results, cash flows and financial condition include:

(a)   Political, social and economic issues

        We have invested, or are in the process of investing in, significant operations in African, European, North American, Asian and Middle Eastern countries that have in the past, to a greater or lesser extent, experienced political, social and economic uncertainty. Government policies, laws and regulations in countries in which we operate, or plan to operate, may change in the future. There is also a risk that our plants that were constructed during buoyant market conditions will have to operate in markets in which product prices may have declined. The impact of such changes on our ability to deliver on planned projects cannot be ascertained with any degree of certainty and such changes may therefore have an adverse effect on our operations and financial results.

(b)   Fluctuations in inflation and interest rates

        Macro economic factors, such as higher inflation and interest rates, could adversely impact our ability to contain costs and/or ensure cost-effective debt financing in countries in which we operate.

        In South Africa, consumer price inflation decreased to 5,5% in 2013 from 5,9% in 2012. While recorded inflation is still within the South African Reserve Bank's (SARB) 6% inflation-target ceiling, the effect of global macroeconomic uncertainties, weak domestic economic growth and high unemployment rates contributed to the SARB leaving the bank lending policy interest rate unchanged at 5,0% throughout 2013.

        The significant weakening of the rand over the past two years poses a significant upside risk to the inflation outlook. However, given perceived limited producer pricing power in a weak economic growth environment, the currency depreciation pass-through effect is expected to remain relatively muted as compared to previous episodes of currency weakness. Trends in food and fuel prices and unit labour costs also remain key risks to the inflation outlook, but these risks are, in our view, outweighed by an uncertain global economic environment and relatively subdued growth conditions in South Africa. As such, we expect the SARB to maintain the bank lending policy interest rate at its current level of 5,0% until late in the 2014 calendar year.

(c)   Transportation, water and other infrastructure

        The infrastructure in some countries in which we operate, such as rail infrastructure, electricity and water supply may need to be further upgraded and expanded, and in certain instances, possibly at our own cost. Water, as a resource, is becoming increasingly limited as world demand for water increases. In South Africa, the risk that water may become significantly limited is exacerbated by the fact that it is one of the drier countries in the world. Water use by our operations varies widely depending largely on feedstock and technology choice. While a GTL plant is typically a net producer of water, a CTL process has a significant water requirement, driven by the need to produce hydrogen and additional cooling requirements. Although various technological advances may improve the water efficiency of our processes, we may experience limited water availability and other infrastructural challenges, which could have a material adverse effect on our business, operating results, cash flows, financial condition and future growth.

(d)   Disruptive industrial action

        The majority of our employees worldwide belong to trade unions. These employees comprise mainly general workers, artisans and technical operators. During August to October 2012, the gold and platinum mining sector in South Africa experienced significant disruptions and unprecedented violence in connection with strikes by employees. Following these strikes, double digit wage increases were awarded to employees in the gold and platinum mining sectors. The 2013 wage bargaining processes has been challenging and and have resulted in major sectors of the South African economy experiencing strike action (e.g. auto manufacturing, construction and gold mining). The operations of the Sasol group falling within the Petroleum and Chemicals sectors were not impacted by strike action during 2013. The mining operations of the group were subject to strike action. The strike, which was quickly resolved, was initiated by one of the five unions involved with Sasol Mining. The strike involved about 10 percent of the employees in Sasol Mining Secunda and had little impact on the continued running of the operations. Although we have constructive relations with our employees and their unions, we cannot assure you that significant labour disruptions will not occur in the future.

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

        In South Africa, there are various transformation initiatives with which we are required to comply. We embrace, will engender and participate in initiatives to bring about meaningful transformation in South Africa. We consider these initiatives to be a strategic imperative and we acknowledge the risk of not vigorously pursuing them.

        We are a participant in transformation charters in the liquid fuels and mining industry in South Africa, pursuant to which we have undertaken to enable historically disadvantaged South Africans to hold at least 25% equity ownership in our liquid fuels business and 26% equity ownership, by 2014, in our mining business. Sasol Mining's BEE ownership currently is above 40%. See "Item 4.B—Empowerment of historically disadvantaged South Africans".

        The Minister of Trade and Industry published the Codes of Good Practice for broad-based black economic empowerment (BBBEE) on 9 February 2007, effective from the date of publication. These codes provide a standard framework for the measurement of BBBEE across all sectors of the economy, other than the mining industry. The Department of Trade and Industry (DTI) in South Africa has gazetted the revised BBBEE Codes of Conduct. If the proposed codes are adopted, they could have a negative impact on Sasol's BBBEE contributor status.

        We have complied with the current requirements of said codes and other requirements of the Liquid Fuels Charter, Mining Charter and the Codes of Good Practice for BBBEE. We believe that the long-term benefits to the company and our country should outweigh any possible short-term adverse effects, but we cannot assure you that future implications of compliance with these requirements or with any newly imposed conditions will not have a material adverse effect on our shareholders or business, operating results, cash flows and financial condition. See "Item 4.B—Empowerment of historically disadvantaged South Africans".

(g)   Engineering, procurement and construction contract costs

        We have a significant capital portfolio and are therefore exposed to fluctuations in the price and supply of engineering, procurement and construction services globally. Of particular concern is the availability of scarce technical skills and capacity, of which we are currently not expecting the abnormal inflationary pressures of the pre-recession period, but rather low to moderate increases as gradual economic recovery sets in. Significant fluctuations and volatility is, however, currently being observed. Scarce technical skills remain a key factor, to a varying degree, in different geographical areas. Cost increases will depend on the region and market dynamics, which could have a material adverse effect on our business, operating results, cash flows and financial condition.

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

Electricity supply interruptions and increases in electricity costs in South Africa could adversely affect our business, operating results, cash flows, financial condition and future growth

        With the recent commissioning of additional power generation equipment, Sasol is capable of generating up to 69% of its total South African power supply needs internally. However, our South African operations remain dependent on power generated by the state-owned utility, Eskom. During 2008, South Africa experienced significant electricity supply interruptions, and although the situation has improved since then, the electricity supply remains constrained. Although Eskom is implementing a number of short- and long-term mitigation plans, we cannot assure you that we will not experience power supply interruptions which could have material adverse effects on our business, operating results, cash flows, financial condition and future growth.

        Furthermore, South Africa is experiencing higher than normal electricity price increases. After annual increases of 24,8%, 25,8% and 16,0% from 2010 to 2012, the National Energy Regulator of South Africa (NERSA) granted Eskom annual price increases of 8,0% for the five years of the next multi-year pricing dispensation, which started from April 2013. We have entered into short-term power purchase agreements for incremental generation with Eskom which mitigates these price increases to some extent. However, any sharp increase in electricity costs may have material adverse effects on our business, operating results, cash flows, financial condition and future growth.

We may not be in compliance with laws or regulations in the countries in which we operate

        The industry in which we operate is highly regulated and requires compliance with a myriad of laws and regulations, governing matters such as minerals and mining, development of pipelines, trading in petroleum products and gas as well as, safety, health and environment, in our South African and global operations. Non-compliance can impact business performance dramatically. Although systems and processes are in place, monitored and improved upon, to ensure compliance with applicable laws and regulations, we cannot assure you that we will be in compliance with all laws and regulations at all times. Any failure to comply with applicable laws and regulations could have a material adverse effect on our business, operating results, cash flows and financial condition.

New South African mining legislation may have an adverse effect on our mineral rights

        Since the enactment of the Mineral and Petroleum Resources Development Act, 28 of 2002, (MPRDA) in May 2004, our subsidiary, Sasol Mining (Pty) Ltd, has been successful in converting its prospecting permits and mining authorisations to new order prospecting and mining rights in terms of the MPRDA. The new order mining rights, known as converted mining rights, became effective on 29 March 2011. The converted new order mining right in respect of the Secunda area has been granted for a period of ten years, while those in respect of the Mooikraal operations in Sasolburg have been granted for a period of thirty years. We are making good progress with our application to extend our Secunda area mining right from 10 years (7 years left) to 30 years, which is the maximum allowable period under the MPRDA. In addition to the initial validity period, our converted mining rights may, on application, be renewed for further periods not exceeding thirty years each.

        If a holder of a prospecting right or mining right conducts prospecting or mining operations in contravention of the MPRDA, including the Mining Charter, the converted mining rights can be suspended or cancelled by the Minister of Mineral Resources if the entity, upon receiving a notice of breach from the Minister, fails to remedy such breach. The MPRDA and applicable provisions in the National Environmental Management Act and National Water Act impose additional responsibilities with respect to environmental management as well as the prevention of environmental pollution, degradation or damage from mining and/or prospecting activities.

        The MPRDA Amendment Bill, 2013 has been introduced in the National Assembly of the Parliament of the Republic of South Africa. During September 2013, the Portfolio Committee of the National Assembly responsible for processing this Bill has been holding public hearings on the proposed amendments. The proposed amendments, should they be approved in their current form, will impact our business activities. We have made submissions to the Department of Mineral Resources and the Portfolio Committee to raise our concerns.

        We cannot assure you that the proposed changes will not affect our operations, mining and petroleum rights in the future and, as a result, have a material adverse effect on our business, operating results, cash flows and financial condition. See "Item 4.B—Business overview—Regulation of mining activities in South Africa".

New legislation in South Africa on petroleum and energy activities may have an adverse impact on our business, operating results, cash flows and financial condition

        The Petroleum Products Amendment Act (the Petroleum Act) requires persons involved in the manufacturing, wholesale and retail sale of petroleum products to obtain relevant licences for such activities. Sasol Oil, Natref and Sasol Synfuels submitted applications for their respective operations, and the Sasol Oil and Sasol Synfuels wholesale licence applications have been approved and issued. The Natref manufacturing licence application is still under review by the Department of Energy. Nevertheless, these facilities continue to operate, as being persons who, as of the effective date of the Petroleum Act, manufactured petroleum products, they are deemed to be holders of a licence until their applications have been finalised. Until these applications have been finalised, we cannot assure you that the conditions of the licences may not have a material adverse impact on our business, operating results, cash flows and financial condition. See "Item 4.B—Business overview—Regulation of petroleum-related activities in South Africa".

        The Department of Energy will, by 2017, implement new fuel specifications and standards (Clean Fuels 2), which are aligned to EURO 5 fuel specifications, to reduce the environmental impact caused by vehicle emissions. The introduction of the new specifications and standards by 2017 will require capital investment in our manufacturing facilities. We cannot assure you that these new specifications will not have a material adverse effect on our business, operating results, cash flow and financial condition.

        The Department of Energy has embarked on a process of reviewing the methodology for the determination of margins relating to the regulated fuel price mechanism known as the Regulatory Accounting System. The ultimate goal of the Regulatory Accounting System is to achieve a uniform and transparent set of regulatory accounts, whereby costs are allocated on predetermined methods, thereby providing certainty to investors with regard to the return on assets throughout the petroleum industry value chain (wholesale, coastal storage and handling, secondary storage, secondary distribution and the benchmark service station). Implementation of the Regulatory Accounting System commenced in December 2011 and the Department of Energy has afforded the industry a period of 24 months to amend commercial agreements between oil company franchisors and fuel retail franchisees. We cannot assure you that the final cost allocation model will not have a material adverse effect on our business, operating results, cash flow and financial condition.

        The Gas Act regulates matters relating to gas transmission, storage, distribution, liquefaction and re-gasification activities. NERSA has published guidelines for determining transmission and storage tariffs for piped-gas in South Africa, as well as a methodology to determine maximum gas prices. In addition, a draft Gas Amendment Bill has been published for comment and Sasol has subsequently commented on the proposed changes. The implementation and enforcement of these tariffs and prices, as well as future amendments to the Gas Act, may have a material adverse effect on our business, operating results, cash flow and financial condition.

        The ten year regulatory dispensation negotiated with the South African government with respect to the supply of Mozambican natural gas to the South African market is expiring in March 2014. In accordance with the regulatory framework relating to gas prices and tariffs, NERSA has on 26 March 2013 approved transmission tariffs and maximum gas prices which will apply to our gas business in South Africa after the expiry of the aforesaid regulatory dispensation. We cannot assure you that the provisions of the Gas Act and the implementation of a new gas price and tariff methodology pursuant to the NERSA approvals will not have a material adverse impact on our business, operating results, cash flows and financial condition. See "Item 4.B—Business overview—Regulation of gas related activities in South Africa".

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

        We are subject to a wide range of general and industry-specific environmental, health and safety and other legislation in jurisdictions in which we operate. See "Item 4.B—Business overview—Regions in which Sasol operates and their applicable legislation". Compliance with these requirements is a significant factor in our business, and we incur, and expect to continue to incur, significant capital and operating expenditures in order to continue to comply with these requirements. These laws and regulations and their enforcement are likely to become more stringent over time. We may be required in some cases to incur additional expenditure in order to comply with such legislation.

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

        In order to continue to comply with safety, health and environmental licences, laws and regulations, we may have to incur costs which we may finance from our available cash flows or from alternative sources of financing. We may be required to provide for financial security for environmental rehabilitation in the form of a trust fund, guarantee, deposit or other methods as may be required by legislation imposing obligations in respect of decommissioning and rehabilitation of environmental impacts. No assurance can be given that changes in safety, health and environmental laws and regulations or their application or the discovery of previously unknown contamination or other liabilities will not have a material adverse effect on our business, operating results, cash flows and financial condition.

        Mining is a hazardous industry and working conditions including weather, altitude and temperature can add to the inherent dangers of mining. The mining process, including blasting and processing ore bodies, can generate environmental impacts including dust and noise and may require the storage of waste materials, including in liquid form. Dust, noise or leakage of polluting substances from site operations or mine residue facilities have the potential to generate harm to our employees, the communities near our operations or the environment.

        Failure to provide a safe and healthy working environment may result in government authorities forcing closure of mines on a temporary or permanent basis or refusing mining right applications. We could face civil or criminal fines and penalties, liability to employees and third parties for injury, illness or death, statutory liability for environmental remediation, and other financial consequences, which may be significant.

        In addition, our manufacturing processes may utilise and result in the emission of substances with potential health risks. We also manufacture products which may pose health risks. Although we apply a duty of care principle and implement health and safety, product stewardship, the Chemical and Allied Industries' Association Responsible Care® programme and other measures to eliminate or mitigate associated potential risks, we may be subject to liabilities as a result of the use or exposure to these materials or emissions.

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

        For instance, a reduction of greenhouse gas emissions could be achieved through market-based regulatory programmes, technology-based or performance-based standards or a combination of them. South Africa has entered into a voluntary non-binding agreement to take, subject to certain conditions, nationally appropriate mitigation action to enable a 34% deviation below "business as usual" emissions growth trajectory by 2020, and 42% by 2025. Current measures in South Africa have already resulted in increased compliance costs for power suppliers that are passed to us in the form of levies for electricity generated from fossil fuels. These levies may increase substantially over time. The climate change management policy process, culminated in the publication of a Climate Change Response White Paper, in November 2011 and, in May 2013, a second carbon tax discussion document was published for comment. We responded by indicating that Sasol does not support the proposed carbon tax in its current form as:

  •
  a thorough analysis of the potential impacts and alternative options have not been performed;

  •
  it does not align with South Africa's broader mitigation policy; and

  •
  it does not sufficiently take account of South Africa's carbon mitigation and socio-economic challenges.

        Our experts are participating in several working groups, together with the South African government and other stakeholders, to develop the standards and guidelines which would give effect to the country's climate change response white paper.

        The development of these and other greenhouse gas emissions-related laws, policies and regulations may result in substantial capital, compliance, operating and maintenance costs. The level of expenditure required to comply with any laws and regulations is uncertain and will depend on a number of factors including, among others, the sectors covered, the greenhouse gas emissions reductions required by law, the extent to which we would be entitled to receive any emission allowance allocations or would need to purchase compliance instruments on the open market or through auctions, the price and availability of emission allowances and credits, and the impact of legislation or other regulation on our ability to recover the costs incurred through the pricing of our products. Material price increases or incentives to conserve or use alternative energy sources could reduce demand for products we currently sell and adversely affect our sales volumes, revenues and margins.

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

        The South African Competition Commission is conducting investigations into the piped gas, petroleum, fertilisers and polymer industries. The group has cooperated with competition authorities to deal pro-actively with non-compliance matters. We continue to interact and cooperate with the South African Competition Commission in respect of leniency applications as well as in the areas that are subject to the South African Competition Commission investigations. Refer to "Item 4.B Business overview—Legal proceedings and other contingencies". Although it is our policy to comply with all laws, and notwithstanding training and compliance programmes, we could nonetheless contravene competition or antitrust laws and be subject to the imposition of fines, criminal sanctions and/or civil claims and damages. This could have a material adverse impact on our business, operating results, cash flows and financial condition.

        The competition law compliance risks mentioned above will escalate for companies as the provisions contained in the Competition Law Amendment Act of 2009 relating to market enquiries became effective as from 1 April 2013. The market enquiry provisions grant the Competition Commission the authority to conduct inquiries into the general state of competition in any market in South Africa for particular goods or services without referring to specific prohibited conduct or a particular firm. The remaining sections of the Competition Law Amendment Act of 2009 have not as yet come into effect. Should the remainder of the sections relating to individual criminal liability for collusion as well as the concept of a "complex monopoly" become effective the competition law compliance risks mentioned above will be further aggravated. This could have a material adverse impact on our business, operating results, cash flows and financial condition.

We may not be successful in attracting and retaining sufficiently skilled employees

        We are highly dependent on the continuous development and successful application of new technologies. In order to achieve this, we need to maintain a focus on recruiting and retaining qualified scientists, engineers, project execution skills, artisans and operators. In addition, we are dependent on highly skilled employees in business and functional roles to establish new business ventures as well as to maintain existing operations.

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

We may face potential costs in connection with industry-related accidents or deliberate acts of terror causing property damage, personal injuries or environmental contamination

        We operate coal mines, explore for and produce oil and gas and operate a number of plants and facilities for the manufacture, storage, processing and transportation of oil, chemicals and gas, related raw materials, products and wastes. These facilities and their respective operations are subject to various risks, such as fires, explosions, releases and loss of containment of hazardous substances, soil and water contamination, flooding and land subsidence, among others. As a result, we are subject to the risk of experiencing, and have in the past experienced, industry-related incidents. Our facilities are also subject to the risk of deliberate acts of terror.

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

        Our products are ultimately sold to customers around the globe and this exposes us to risks related to the transportation of such products by road, rail or marine vessels. Such activities take place in the public domain exposing us to incident risks over which we have limited control.

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

We may face the risk of information security breaches or attempts to disrupt critical information technology services, which may negatively impact on our operations

        The increasing uses of information technology (IT) systems in operations are making all industries, including the energy and chemicals industries, much more susceptible to cyber threats. Recent global trends have shown that the energy sector is increasingly becoming the target of cyber-attacks. Although we have an information security programme in place, Sasol may be vulnerable to cyber-attacks and attempts to gain unauthorised access to our IT systems. Disruption of critical IT services, or breaches of information security, could have a material adverse effect on our business, operating results, cash flows and financial condition.

Our coal, synthetic oil, natural oil and natural gas reserve estimates may be materially different from quantities that we eventually recover

        Our reported coal, synthetic oil, natural oil and gas reserves are estimated quantities based on applicable reporting regulations that under present and anticipated conditions have the potential to be economically mined, processed or produced.

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

Our international activities increase the compliance risks associated with economic and trade sanctions imposed by the United States, the European Union and other jurisdictions

        Our international operations could expose us to trade and economic sanctions or other restrictions imposed by the United States or other governments or organisations, including the United Nations, the European Union and its member countries. Under economic and trading sanctions laws, governments may seek to impose modifications to business practices, and modifications to compliance programmes, which may increase compliance costs, and may subject us to fines, penalties and other sanctions. During 2011 and continuing into 2012 and 2013, the scope of sanctions imposed against the government of Iran and persons engaging in certain activities or doing certain business with and relating to Iran has been expanded by a number of jurisdictions, including the United States, the European Union and Canada.

Activities in Iran

        The activities listed below relate to our 50% shareholding in Arya Sasol Polymer Company (ASPC), which we disposed of on 16 August 2013 (the "Divestment Date") in a process for which we obtained a licence from the United States Office of Foreign Assets Control (OFAC). The activities listed below have been conducted outside the US by non-US Sasol subsidiaries and references to Sasol shall mean such non-US subsidiaries for purposes of the description of our activities listed below.

Arya Sasol Polymer Company

        For the year ended 30 June 2013, Sasol held a 50% shareholding in ASPC, an Iranian joint venture with Pars Petrochemical Company. ASPC is a manufacturer and supplier of ethylene, low density polyethylene, and medium and high density polyethylene.

        For the year ended 30 June 2013, Sasol received dividend payments from ASPC in an amount equal to R377 190 901 and ASPC repaid shareholder loans to Sasol in an amount equal to R983 104 940.

Sale of Arya Sasol Polymer Company products

        During 2013, Sasol engaged in the marketing and distribution of polymer products manufactured by ASPC, including ethylene, low density polyethylene, and medium and high density polyethylene.

        For the year ended 30 June 2013, Sasol's marketing and distribution of ASPC products generated a gross revenue of R2 691 789 451 and a net profit of R293 508 016.

        For the year ended 30 June 2013, Sasol made payments to ASPC in an aggregate amount equal to R2 268 309 804 in respect of polymer products manufactured by ASPC that were marketed and distributed by Sasol.

Other matters

        During 2013, Sasol seconded certain of its employees to ASPC pursuant to a personnel agreement. None of these employees were US citizens. Sasol made salary and other compensation related payments to the seconded employees and was reimbursed for such payments by ASPC.

        During 2013, ASPC paid management service fees in an amount equal to R15 566 754 to Sasol in exchange for management services.

        For the year ended 30 June 2013, Sasol made payments to the Maccauvlei Learning Academy, a South African provider of human resource development services, in an amount equal to R1 041 298, which provided educational services to certain of the employees of ASPC.

Sale of SPI International (Pty) Ltd

        On the Divestment Date, Sasol Investment Company (Pty) Ltd entered into a definitive sale and share purchase agreement pursuant to which Main Street 1095 (Pty) Ltd, a South African subsidiary of the Armed Forces Social Welfare Investment Organization of Iran, an Iranian pension fund, completed and effected the acquisition of 100% of the shares of SPI International (Pty) Ltd. SPI International (Pty) Ltd is the indirect owner of Sasol's 50% shareholding in ASPC. The total purchase price for the sale of SPI International (Pty) Ltd was R2 402 million (AED 873 541 486 or US$238 million), to be paid by Main Street 1095 (Pty) Ltd to Sasol Investment Company (Pty) Ltd in several installments, the last of which will become due and payable no later than 20 November 2013. As of 30 September 2013, Sasol Investment Company (Pty) Ltd had received purchase price payments totaling R1 799 million (AED 669 950 097) from Main Street 1095 (Pty) Ltd.

        As a result of the sale of SPI International (Pty) Ltd, Sasol has no ownership interest in ASPC and no on-going investment in Iran. The sale of SPI International (Pty) Ltd was authorised by OFAC pursuant to License No. IA-2013-299863-1.

        The sale and share purchase agreement contains limited warranties given by Sasol Investment Company (Pty) Ltd in favor of Main Street 1095 (Pty) Ltd as to, among other things, title to the shares of SPI International (Pty) Ltd. In addition, Main Street 1095 (Pty) Ltd has committed not to use the Sasol name or any related names or trademarks, other than the name "Arya Sasol". Main Street 1095 (Pty) Ltd's right to use the name "Arya Sasol" will expire on 16 August 2015.

        During the period beginning on 1 July 2013 and ending on the Divestment Date, Sasol received dividend payments from ASPC in an amount equal to R186 092 728. Sasol will not receive any further dividend payments from ASPC.

        In connection with polymer products ordered by Sasol from ASPC and delivered prior to the Divestment Date, Sasol currently has amounts payable to ASPC. In addition, prior to the Divestment Date, Sasol made commitments on product offtake (and has certain Sasol branded inventory in ASPC which Sasol has procured in order to prevent ASPC selling this product in the market). Sasol anticipates all product will be delivered by ASPC by 30 October 2013. In connection with these commitments, Sasol anticipates that further amounts will be payable to ASPC by Sasol. Sasol has no other commitments to acquire products from ASPC and will not make further purchases of ASPC products.

        In connection with other transactions between Sasol and ASPC prior to the Divestment Date, including in respect of management services, salary and other compensation related payments for Sasol employees that were seconded to ASPC, Sasol currently has amounts receivable from ASPC. Sasol no longer provides seconded employees or management services to ASPC. We no longer make any payments to the Maccauvlei Learning Academy for services to ASPC employees.

        Sasol may be unable to settle the net outstanding amounts payable to or receivable from ASPC due to sanctions.

Arrangements with Financial Institutions

        During the year ended 30 June 2013, in connection with the foregoing transactions, Sasol, which is not blocked pursuant to U.S. Executive Order Nos. 13224 or 13382, has used banks that are blocked pursuant to those U.S. Executive Orders. Since the Divestment Date, Sasol has not used any bank that is blocked pursuant to any U.S. Executive Order.

        Although we believe that we are in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations.

        We are monitoring developments in the United States, the European Union and other jurisdictions that maintain sanctions programs, including developments in implementation and enforcement of such sanctions programs. Expansion of sanctions programs, embargoes and other restrictions in the future (including additional designations of countries subject to sanctions), or modifications in how existing sanctions are interpreted or enforced, could have a material adverse effect on our business, operating results, cash flows and financial condition.

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

        As of 30 June 2013, we were one of the largest JSE listed companies by Sasol ordinary shares market capitalisation (R279 983 million in respect of the Sasol ordinary shares), with total consolidated turnover of R181 269 million for the year ended 2013.

4.B    Business overview

        Sasol is an international integrated energy and chemicals company that leverages the talent and expertise of our more than 35 000 people working in 37 countries. We develop and commercialise technologies, and build and operate world-scale facilities, to produce a range of product streams, including liquid fuels, high-value chemicals and low-carbon electricity.

        While continuing to support our home-base of South Africa, Sasol is expanding internationally based on a unique value proposition. Our ability to deliver sustainable shareholder value is premised on developing our people, keeping them safe and healthy, contributing meaningfully to the social and economic development of the countries and communities within which we work, and doing so in an environmentally responsible way. Sasol is listed on the Johannesburg Stock Exchange in Johannesburg (JSE: SOL) and the New York Stock Exchange (NYSE: SSL), with headquarters in Johannesburg, South Africa.

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

        We divide our operations into the following segments:

South African Energy Cluster

  •
  Sasol Mining.  We mine approximately 40,1 million tons (Mt) of saleable coal per year, mostly for gasification feedstock and utilities coal for our complexes in Secunda and Sasolburg, in South Africa, and export approximately 2,5 Mt of coal annually. Sasol Mining accounted for 1% of our total external segmental turnover in 2013.

  •
  Sasol Gas.  We distribute and market Mozambican-produced natural gas and Secunda-produced methane-rich gas to customers in the Gauteng, Mpumalanga, KwaZulu-Natal, Free State and North-West provinces of South Africa. We also have a 50% interest in Republic of Mozambique Pipeline Investments Company (Pty) Ltd (Rompco), a company which owns, operates and maintains the 865 km cross-border pipeline that transmits natural gas from the Temane central processing facility in Mozambique to the gas network in South Africa. Sasol Gas accounted for 2% of our total external segmental turnover in 2013.

  •
  Sasol Synfuels.  We operate the world's only commercial coal-based synfuels manufacturing facility at Secunda. We produce synthesis gas through coal gasification and natural gas reforming, using our proprietary technology to convert synthesis gas into synthetic fuel components, chemical feedstock and pipeline gas. Sasol Synfuels accounted for 1% of our total external segmental turnover in 2013.

  •
  Sasol Oil.  We market fuels blended at Secunda and refined through our 63,64% interest in the Sasolburg Natref refinery. Products include petrol, diesel, jet fuel, illuminating paraffin, liquid petroleum gas (LPG), fuel oils, bitumen, motor and industrial lubricants and sulphur. We have 278 Sasol branded service stations, including six Sasol branded integrated energy centres and 132 Exel branded service stations in South Africa. Fuel is exported by way of third parties to several South African Development Community (SADC) countries. Sasol Oil accounted for 37% of our total external segmental turnover in 2013.

  •
  Other.  This consists of costs related to the pre-feasibility study for the potential expansion of our synthetic fuels capacity in South Africa known as Project Mafutha.

International Energy Cluster

  •
  Sasol Synfuels International (SSI).  We develop, implement and manage international business ventures based on our proprietary technology. SSI's primary focus is on securing opportunities to advance Sasol's GTL ambitions. We are progressing GTL projects in the US, Uzbekistan and Nigeria and have achieved stable operations at ORYX GTL in Qatar. SSI accounted for 3% of our total external segmental turnover in 2013.

  •
  Sasol Petroleum International (SPI).  We develop and manage upstream natural oil and gas interests in West and Southern Africa, Canada and Australia. Our current exploration portfolio and development and production assets are shown on the maps on pages M-6 to M-9. We are mandated to pursue upstream opportunities for the exploration, appraisal, development and production of hydrocarbon resources to supply gas feedstock to existing or potential future downstream plants or other markets and liquid products to the external market. We sell natural gas under long-term contracts to Sasol Gas and external customers and oil to customers under annual contracts. Canadian gas is sold into the market at spot prices. SPI accounted for 1% of our total external segmental turnover in 2013.

Chemical Cluster

  •
  Sasol Polymers.  We operate plants at Sasolburg and Secunda in South Africa and supply ethylene, propylene, polyethylene, polypropylene, polyvinyl chloride, chlor-alkali chemicals and mining reagents to domestic and international customers. We also have joint venture monomer and polymer interests in Malaysia, and marketing facilities in China and Dubai. Sasol Polymers accounted for 13% of our total external segmental turnover in 2013.

  •
  Sasol Solvents.  We operate plants in South Africa and Germany and supply a diverse range of solvents (ketones and alcohols), co-monomers (hexene and octene), acrylates and associated products. We also have a maleic anhydride joint venture in Germany with Huntsman Corporation. Sasol Solvents accounted for 11% of our total external segmental turnover in 2013.

  •
  Sasol Olefins & Surfactants.  We operate plants in Germany, Italy, the US, the Slovak Republic and China and supply surfactants, linear alkylbenzene, surfactant intermediates, n-paraffins, n-olefins, C6-C22 alcohols, ethylene and other organic intermediates to customers worldwide as well as specialty aluminas, silica aluminas and hydrotalcites. Sasol Olefins & Surfactants accounted for 22% of our total external segmental turnover in 2013.

  •
  Other chemical businesses.  We are involved in a number of other activities in the chemicals industry, both in South Africa and internationally, which, among others, include production and marketing of other chemical products, like waxes, fertilisers and mining explosive products. These activities accounted for 9% of our total external segmental turnover in 2013.

Other businesses

  •
  Other.  We are involved in a number of other activities in the energy and chemicals industries, both in South Africa and internationally, which, among others, are technology research and development, generation of low-carbon electricity, and our financing activities as well as alternative energy activities.

        The following tables present our total external turnover after the elimination of inter-segment turnover by business operation and geographic market in accordance with IFRS:

	South African Energy Cluster				International Energy Cluster			Chemical Cluster
2013	Sasol Mining	Sasol Gas	Sasol Synfuels	Sasol Oil	Other	Sasol Synfuels International	Sasol Petroleum International	Sasol Polymers	Sasol Solvents	Sasol Olefins and Surfactants	Other chemicals	Other businesses	Total
	(Rand in millions)
South Africa	23	4 378	1 262	64 960	—	—	—	9 622	1 589	175	6 685	—	88 694
Rest of Africa	63	146	—	2 397	—	128	352	2 598	172	185	1 350	7	7 398
Europe	326	—	140	1	—	3 359	1 225	804	7 745	21 533	4 141	—	39 274
Middle East and India	712	—	10	—	—	1 597	—	4 899	1 920	505	420	3	10 066
Far East	160	—	2	—	—	—	—	2 172	1 186	2 765	597	—	6 882
North America (incl. Canada)	—	—	39	—	—	—	600	5	3 913	14 272	1 614	—	20 443
South America	—	—	—	1	—	—	—	1 139	536	847	376	—	2 899
Southeast Asia and Australasia	549	—	55	—	—	168	—	1 718	2 452	298	373	—	5 613

Turnover	1 833	4 524	1 508	67 359	—	5 252	2 177	22 957	19 513	40 580	15 556	10	181 269

	South African Energy Cluster				International Energy Cluster			Chemical Cluster
2012	Sasol Mining	Sasol Gas	Sasol Synfuels	Sasol Oil	Other	Sasol Synfuels International	Sasol Petroleum International	Sasol Polymers	Sasol Solvents	Sasol Olefins and Surfactants	Other chemicals	Other businesses	Total
	(Rand in millions)
South Africa	25	3 950	963	62 668	—	—	—	8 363	1 455	240	6 408	29	84 101
Rest of Africa	34	17	—	2 958	—	369	155	2 231	191	206	871	7	7 039
Europe	502	—	239	1 174	—	3 968	1 293	1 101	7 168	19 775	3 654	—	38 874
Middle East and India	491	—	1	—	—	844	—	3 019	1 319	341	361	—	6 376
Far East	485	—	—	—	—	—	—	2 316	1 099	2 735	462	—	7 097
North America (incl. Canada)	—	—	46	—	—	—	330	—	3 635	12 824	1 317	—	18 152
South America	—	—	1	—	—	—	—	636	578	652	332	5	2 204
Southeast Asia and Australasia	719	—	18	—	—	1	—	2 286	1 984	271	315	9	5 603

Turnover	2 256	3 967	1 268	66 800	—	5 182	1 778	19 952	17 429	37 044	13 720	50	169 446

	South African Energy Cluster				International Energy Cluster			Chemical Cluster
2011	Sasol Mining	Sasol Gas	Sasol Synfuels	Sasol Oil	Other	Sasol Synfuels International	Sasol Petroleum International	Sasol Polymers	Sasol Solvents	Sasol Olefins and Surfactants	Other chemicals	Other businesses	Total
	(Rand in millions)
South Africa	36	3 159	1 004	51 034	—	—	—	7 614	1 366	262	5 449	6	69 930
Rest of Africa	90	11	—	3 028	—	191	107	2 010	175	206	672	8	6 498
Europe	285	—	149	203	—	2 259	1 034	998	7 011	17 313	3 721	4	32 977
Middle East and India	867	—	4	—	—	1 265	—	2 752	1 409	358	407	4	7 066
Far East	235	—	5	—	—	—	—	1 718	1 229	2 252	311	—	5 750
North America (incl. Canada)	40	—	28	—	—	—	70	—	2 964	9 936	1 237	(1)	14 274
South America	—	—	2	—	—	—	—	575	529	581	337	—	2 024
Southeast Asia and Australasia	476	—	16	—	—	—	—	1 318	1 473	208	420	6	3 917

Turnover	2 029	3 170	1 208	54 265	—	3 715	1 211	16 985	16 156	31 116	12 554	27	142 436

Our strategy

        Our primary strategic focus is:

  •
  continuously improving our existing foundation businesses in Southern Africa, Europe, North America and Asia;

  •
  commercialising our technology internationally through our accelerated GTL growth strategy;

  •
  increasing natural gas reserves through exploration and acquisitions that complement our GTL value proposition; and

  •
  pursuing opportunities where we possess either a feedstock, technology or market advantage across all our value chains.

        In addition, we are working to develop low-carbon electricity as our third major value chain, alongside liquid fuels and chemicals.

        Continuously improving our existing foundation businesses—To drive improved operational and overall business performance, we continue to pursue two corporate-wide initiatives focused upon operations and business excellence. These initiatives cut across all Sasol operations and are a key part of Sasol's strategy to more effectively extract value from the company's existing integrated asset base, proprietary technology and product portfolio.

        Commercialising and expanding our GTL technology growth prospects—We have made further progress in growing our GTL businesses based on the Sasol SPD™ process in natural gas-rich regions. The Sasol SPD™ process allows us to monetise underutilised gas resources by converting them into GTL kerosene, superior quality diesel, naphtha and higher value chemicals in line with global trends towards cleaner fuel and reduced emissions to the environment.

        The prospects for GTL plants are promising, in light of the availability of gas at various locations in the world. The world-scale integrated GTL and chemicals facility in Louisiana in the US is being implemented in phases. The ethane cracker and downstream derivatives units are currently in the front-end engineering and design (FEED) phase. We expect beneficial operation for the ethane cracker to be achieved during the 2017 calendar year, with the final investment decision to be taken during the 2014 calendar year. Our project in Uzbekistan is in the FEED phase and FEED activities are expected to be completed during the second half of the 2013 calendar year. Our feasibility study to determine the technical and commercial viability of a GTL facility in Western Canada was successfully completed at the end of June 2012. In accordance with the need to prioritise our growth portfolio, a decision was made to phase this investment opportunity after the integrated US GTL and ethane cracker complex. A FEED decision for the GTL facility in Canada will, therefore, be considered at a later stage. In addition to these projects, we continue to explore other opportunities for GTL, including an expansion of the facility in Qatar.

        We continue to assess various opportunities in a number of countries and, in support of this growth driver, our team of researchers continues to advance our next-generation GTL technology, including our proprietary low-temperature Slurry Phase Fischer-Tropsch reactor and cobalt based catalysts. These improvements are included in the designs for new facilities as they are released for commercial application.

        Growing our chemicals portfolio—The chemical cluster represents the second leg in Sasol's portfolio, in addition to energy and fuels, and is divided into six business units: Sasol Polymers, Sasol Solvents, Sasol Olefins & Surfactants (Sasol O&S), Sasol Nitro, Merisol and Sasol Wax. In South Africa, the chemical businesses are closely integrated in, and add substantial value to the Fischer-Tropsch value chain. We operate related chemical businesses in Europe, Asia and North America in geographies and industries in which we enjoy either a feedstock, market or technology advantage.

        We are pursuing substantial growth opportunities in our chemicals portfolio through the development of a world-scale ethane cracker facility at Lake Charles in the US. We also plan to extract high value chemical feedstock from our existing and future GTL projects. With the exception of Sasol Nitro and Merisol, all of our chemical business units stand to benefit from these developments, allowing Sasol Polymers, Sasol O&S and Sasol Wax, in particular, to enhance their existing positions in selected products through higher value feedstock.

        Outside of these opportunities, our chemical businesses continue to pursue a strategy to improve the operating performance of our existing assets and grow in selected areas of competitive advantage. In this regard, we are progressing with the construction of the world's first commercial ethylene tetramerisation unit at the Lake Charles production site in the US. The planned capacity for this facility is 100 000 tons per annum of combined 1-octene and 1-hexene which are co-monomers used in the plastics industry. Sasol O&S and Sasol Wax continue to add value through a focus on improved operational and product margin improvements. These efforts are focused on creating value from the unique properties of many of the products that arise from Sasol's proprietary chemicals technologies. In addition, in June 2013, we signed a memorandum of understanding with Ineos Olefins & Polymers USA (Ineos) to form a joint venture to manufacture high density polyethylene (HDPE). The proposed plant will produce 470 kilotons per annum of bimodal HDPE using an Innovene™ S process technology licensed from Ineos, and will utilise ethylene from the LakeCharles cracker project to provide Sasol with integrated manufacturing economics. The final investment decision for this plant is expected to be taken in the first half of the 2014 calendar year with start-up expected at the end of the 2015 calendar year.

        Maturing and developing upstream hydrocarbon opportunities—We manage global upstream oil and gas interests and activities including exploration, appraisal, development and production. Our current areas of interests and activities are shown on the maps on pages M-6 to M-9. We produce natural gas and condensate from the onshore Temane and Pande gas fields in Mozambique, oil in Gabon from the offshore Etame, Avouma and Ebouri oil field cluster and natural gas and petroleum liquids from the unconventional (shale/tight gas) Farrell Creek and Cypress A asset in Canada. We continue our efforts to expand the upstream asset base in order to supply feedstock gas for existing and new downstream businesses. For that purpose, we continue to pursue a growth plan to: maximise production from existing assets; expand our exploration portfolio; consider acquisition opportunities; and investigate unconventional gas opportunities. The acquisition, in 2011, of the Farrell Creek and Cypress A asset and, in 2012, of the coal bed methane licences in Botswana, have been part of the growth strategy to acquire upstream gas positions.

        Sasol Gas continues to focus on growing the South African gas market following the successful introduction of natural gas from Mozambique in 2004.

        Develop and grow low carbon power generation—We are developing gas-to-power opportunities which includes the successful start-up of the Sasolburg 140 megawatt gas engine power plant in December 2012. We also advanced the development of our 49% share of the US$246 million, 140 megawatt gas-fired power generation plant in Ressano Garcia, Mozambique, in partnership with the country's state-owned power utility Electricidade de Moçambique. Civil work and construction have commenced on site and beneficial operation is expected during the first half of the 2014 calendar year.

        In 2013, Sasol New Energy invested GBP15 million in the UK-based OXIS Energy as a strategic investment. OXIS Energy has developed next-generation battery technology that offers superior energy density to current lithium-ion batteries, as well as being inherently safer.

South African Energy Cluster

Sasol Mining

Nature of the operations and principal activities

        In South Africa, we have three coal mining operations:

  •
  Secunda Mining Complex, consisting of four underground collieries (Bosjesspruit, Brandspruit, Middelbult and Syferfontein) from which 39,9 Mt of coal was supplied to Sasol Synfuels, our primary customer (including 32,3 Mt of coal produced, 5,2 Mt of coal purchased, 1,8 Mt of coal transferred from the Export complex and 0,6 Mt of coal used from the stockpile);

  •
  Export Complex (situated in the Secunda Mining Complex), supplied by the Twistdraai colliery produced 6,1 Mt of coal for the international market (export coal sales of 2,5 Mt) and local market (external coal sales of 0,1 Mt and 1,8 Mt supplied to Sasol Synfuels). We also discarded 1,5 Mt of coal and increased the stockpile by 0,2 Mt.

  •
  Sigma: Mooikraal colliery situated near Sasolburg was brought into operation to supply utility coal to the group's utility plants in Sasolburg at a rate of about 2,0 Mt a year, of which 1,7 Mt was produced and 0,2 Mt was purchased with the balance supplied from the stockpile. It replaced the depleted Mohlolo underground operation and the Wonderwater high-wall operation, which are undergoing final closure and rehabilitation.

        During 2013, total production was 40,1 Mt of coal, compared to 40,0 Mt in the previous year. Our production showed a steady increase during the latter part of the year, supported by the implementation of a new production bonus scheme and flexibility in operations. As a result of the significantly higher year-on-year off-take by Sasol Synfuels, we decreased our export sales by diverting coal from the export market, to supply Sasol Synfuels.

        We have also created additional capacity by adding three production sections. Production in the export plant was affected by adverse geological conditions at the Thubelisha shaft, impacting negatively on the productivity and costs of certain sections of the Twistdraai colliery.

Operational statistics

	2013	2012	2011
	(Mt, unless otherwise stated)
Sigma mine	1,7	1,9	1,9
Secunda mines	38,4	38,1	36,7

Total production	40,1	40,0	38,6

Saleable production from all mines(1)	38,6	38,4	37,3
External coal purchases mainly from Anglo Operations	5,4	4,9	4,6

Sales to Sasol Infrachem, Sasolburg	2,0	2,0	2,0
Sales to Sasol Synfuels, Secunda	39,9	37,9	37,7
Additional South African market sales	0,1	0,1	0,1
Export sales (primarily Europe)	2,5	2,8	2,8

Total sales including exports	44,5	42,8	42,6

Production tons per continuous miner (mining production machine) per shift (t/cm/shift)	1 361	1 438	1 458

(1)
Saleable production equals our total production minus discard and includes both product sold and movements in stockpiles.

Principal markets

        We extract and supply coal mainly to our synfuels and chemical plants under terms and conditions which are determined on an arm's length basis. We export approximately 6% of our production. In 2013, external sales, primarily exports, decreased to 2,6 Mt from 2,9 Mt in 2012. In a volatile currency market, average US dollar export prices decreased by 22%, while the rand weakened by 14% compared with the prior year.

        Marketing opportunities for coal in both the international and domestic utility market continue to be explored. Our exports are currently constrained by our throughput entitlement at the Richards Bay Coal Terminal.

External market opportunities

        International CTL projects.    In support of SSI, we are involved in CTL project studies in India. At this stage, our role is to evaluate the coal feedstock supply in terms of the reserve base, the ability to mine the feedstock, pricing of feedstock, quality requirements of the coal for gasification and safety standards.

        Limpopo West Mining project.    We were awarded a prospecting right in respect of the Limpopo West reserves in August 2007. The prospecting right was extended for the maximum period permitted by the Mineral and Petroleum Resources Development Act (Act 28 of 2002) (MPRDA) after its initial term and expired on 2 September 2012. The prospecting right is committed to the Eyesizwe Sasol Waterberg Joint Venture. Exxaro Coal Mpumalanga (previously known as Eyesizwe Coal) and Sasol Mining respectively hold a 51% and 49% participation right in terms of the prospecting joint venture agreement. It was the intent of the joint venture to exploit this coal resource mainly for a CTL market, i.e. Project Mafutha. During late 2010, work on Project Mafutha was suspended. In view of the government's National Development Plan relating to the Waterberg coal resource area, which was communicated in December 2011, Sasol Mining investigated options to exploit possible future business opportunities relating to the Limpopo West reserves independent of the CTL market. Based on the outcome of study results completed in May 2012, Sasol Mining submitted a mining right application on behalf of the Eyesizwe Sasol Waterberg Joint Venture in August 2012. A feasibility study was completed in December 2012 and subsequent project studies are planned to commence in October 2013.

Seasonality

        The demand for coal by our synfuels and chemical plants is consistent throughout the year. The export coal demand is consistent, mainly in India and Asia. Even though the demand for coal is seasonal in certain regions, our sales are planned to ensure even shipment of coal throughout the year.

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

Property, plants and equipment

        Sasol Mining operates six mines for the supply of coal to Sasol Synfuels, Sasol Infrachem (utility coal only) and the external market. The annual production of each mine, the primary market to which it supplies coal and the location of each mine are indicated in the table below:

			Production (Mt)
Mine	Market	Location	2013	2012	2011
Bosjesspruit	Sasol Synfuels	Secunda	8,0	7,3	6,8
Brandspruit	Sasol Synfuels	Secunda	7,3	7,1	6,5
Middelbult	Sasol Synfuels	Secunda	7,4	7,4	7,6
Syferfontein	Sasol Synfuels	Secunda	9,6	10,0	9,7
Twistdraai	Export/Sasol Synfuels(1)	Secunda	6,1	6,3	6,1
Sigma : Mooikraal	Sasol Infrachem	Sasolburg	1,7	1,9	1,9

			40,1	40,0	38,6

(1)
The secondary product from the export beneficiation plant is supplied to Sasol Synfuels.

        Some of our collieries are approaching the end of their useful lives and we are developing new collieries and shafts to sustain consistent supply. During April 2010, we started with shaft sinking operations of Twistdraai colliery's new Thubelisha shaft. Unforeseen dolerite intrusions and a substantial "devolotised coal area" have resulted in delays of the underground development. This delay will, however, not impact on delivery to the market as the main surface facilities and overland conveyer system was completed and is in operation from 2012. Approval for the construction of the Impumelelo colliery, which will replace the ageing Brandspruit colliery, was obtained in November 2010. Shaft sinking at the new Impumelelo colliery started in August 2011 and is progressing as planned. Shaft sinking activities are in progress on three shafts (man/material, ventilation and incline shafts). The ventilation shaft is planned to reach the coal seam in the second half of the 2013 calendar year. Construction activities are scheduled to be completed to access the first production section from Brandspruit by the second half of the 2014 calendar year.

        Construction work at the Shondoni colliery, which will replace the current Middelbult colliery production, started during February 2012. This colliery is planned to come into operation in the second half of the 2015 calendar year.

Coal handling facility—Sasol Coal Supply (SCS)

        SCS at Secunda is responsible for the conveyance of coal from the mine mouth to a stock holding facility. Coal from the different collieries is blended in order to homogenise the product that is then conveyed to Sasol Synfuels as required.

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

        As part of the Natural Gas Project for the development, production and transportation of natural gas from Mozambique, Rompco was established as the owner of the Mozambique to Secunda gas transmission pipeline (MSP). Sasol Gas has a 50% interest in Rompco.

        As part of Sasol Gas's commitment to broad-based BEE, Sasol Gas formed a joint venture company, Spring Lights Gas, with Coal Energy and Power Resources Limited (CEPR), in 2002 to which it sold a portion of its marketing business in KwaZulu-Natal, a province in South Africa. In 2012, CEPR sold its 51% share in Spring Lights Gas to another broad-based BEE consortium, Kwande Ziko. On 2 July 2013, Sasol Gas sold its 49% share in Spring Lights Gas to Kwande Capital for a purchase consideration of R474 million.

        In 2011, Sasol Gas commenced with the construction of the R1,6 billion Gauteng Network Pipeline (GNP). The GNP is a 156 km, 26 inch gas transmission pipeline between Secunda and Sasolburg, South Africa. The pipeline was completed on 28 March 2013 and beneficial operation was achieved on 23 May 2013. The pipeline added an additional capacity of 61 MGJ/a to the Gauteng network and has stabilised the pressure on the Gauteng network.

Principal markets

        Sasol Gas markets methane-rich gas, produced by Sasol Synfuels, and natural gas produced from gas fields in Mozambique. In the energy market, pipeline gas competes with crude oil-derived products, electricity and coal in various industries, such as ceramics, glass, metal, manufacturing, chemical, food, pulp and paper.

        The pipeline gas segment makes up a small part of the overall energy industry in South Africa. The market has grown since 2004 as a result of the introduction of natural gas from Mozambique. The current supply of 161,4 million gigajoules per annum (MGJ/a) of pipeline gas increased from 152,7 MGJ/a in 2012. Compared to developed countries, South Africa is a small consumer of natural gas as a percentage of its total energy requirements. Although the opportunity to increase sales of environmentally preferred natural gas exists, there is a limitation on the amount of gas available. During 2013, natural gas volumes sold were 138,3 MGJ compared to 129,8 MGJ in 2012. Methane rich gas volumes sold were 21,8 MGJ in 2013 compared to 22,6 MGJ in 2012.

        Sasol Gas supplies gas to industrial and commercial customers in the South African provinces of Mpumalanga, Gauteng, KwaZulu-Natal, North-West and the Free State. Besides marketing pipeline gas to these customers, nataural gas is also supplied as feedstock to Sasol's facilities in Sasolburg and Secunda.

Seasonality

        The total South African demand for gas is consistent throughout the year and is generally not subject to seasonal fluctuations due to moderate temperature variances between seasons and the absence of a significant domestic market.

Raw materials

        The natural gas purchased in Mozambique, from an unincorporated joint venture (UJV), consisting of Sasol Petroleum Temane Limitada (SPT), a subsidiary of Sasol Petroleum International,

International Finance Corporation (IFC) and Companhia Moçambicana de Hidrocarbonetos, S.A.R.L (CMH), is transported by Rompco to Secunda in South Africa. Methane-rich gas is purchased from the Sasol Synfuels facility in Secunda. The UJV has been supplying Sasol Gas with natural gas since 2004 and Sasol Synfuels has been supplying methane-rich gas to Sasol Gas since 1994.

Marketing channels

        Sasol Gas sells approximately 94% of gas to end-use industrial customers through our own sales and marketing personnel. We also supply a small number of traders and reticulators who sell the gas to their own customers.

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

        In compliance with the regulatory framework, Sasol Gas submitted two applications to NERSA in December 2012, namely a maximum price application and a transmission tariff application. NERSA approved both applications in March 2013. The standardised prices and tariffs will be applicable from 26 March 2014. Sasol Gas has commenced the process to conclude new agreements with all its customers.

        Refer to Item 4B "Business overview—Regulation of pipeline gas activities in South Africa" for additional information.

Property, plants and equipment

        The Mozambique to Secunda natural gas transmission pipeline owned by Rompco is a 26 inch carbon steel underground pipeline of 865 km. The pipeline starts from the natural gas central processing facility (CPF) at Temane in Mozambique and ends at the pressure protection station (PPS) in Secunda. The instantaneous capacity of the pipeline is 136 MGJ/a, with an annual average of 120 MGJ/a without any additional compression along the pipeline. In 2013, Rompco embarked on a R1,98 billion project to construct a loop line to expand capacity in Mozambique, and allow for additional monetisation of gas in that country. In 2010, Rompco commissioned its first compressor station near Komatipoort in South Africa. This facility supplies midpoint compression and enables the pipeline to increase gas transportation up to a nominal annual average of 166 MGJ/a, with an instantaneous pipeline capacity in excess of 170 MGJ/a.

        The inland transmission network of Gauteng is fed from the PPS at Nigel. The network is operated at a maximum pressure of 3 550 kPa and the capacity of the transmission network is approximately 89 MGJ/a. The newly commissioned GNP also serves the inland network and has a capacity of 61 MGJ/a. These pipelines supply various low pressure distribution areas as well as some customers directly. Where these lines enter into various distribution areas, a pressure reduction station reduces the pressure to 625 kPa. The southern part of the inland network ends in Sasolburg.

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

Sasol Synfuels

Nature of the operations and principal activities

        Sasol Synfuels, based in Secunda, operates a coal and gas based synthetic fuels manufacturing facility. We produce syngas primarily from low-grade coal with a smaller portion of feedstock being natural gas. The process uses advanced high temperature Fischer-Tropsch technology to convert syngas into a range of synthetic fuel components, heating fuels (including industrial pipeline gas), ammonia, sulphur and chemical feedstock. Fuel components are used mainly for blending into automotive fuels as well as liquefied petroleum gas. Chemical feedstreams that are produced are used for the production of chemical and polymer building blocks, including ethylene, propylene, detergent alcohols, phenols, alcohols and ketones. Apart from the production of saleable products, we are self-sufficient in the production of utilities such as oxygen and steam required in the production process as well as generating between 40% to 45% of our own electricity demand. We operate the world's largest oxygen production facilities (according to Air Liquide, the French industrial gas company), currently consisting of 16 units.

        The Sasol Natural Gas Growth Project (SNGGP) phase 1(a) was approved by the Sasol Limited board during March 2010. The total approved amount of R14 billion, consists of capital and feasibility funds. This investment will result in an increase in production of approximately 3,2% on a sustainable basis as well as additional electricity generation from gas turbines. Sasol Synfuels has incurred total costs of R12 billion to 30 June 2013. This was in respect of the SNGGP phase 1(a), including R641 million for pre-feasibility and feasibility studies. The first set of gas heated heat exchange reformers (GHHER) reached beneficial operation on 13 June 2013. The second set of GHHER's is expected to reach beneficial operation in the 2014 calendar year. On the clean fuel specification programme phase 1(b), an amount of R647 million has been approved for feasibility studies and basic development, with a total expected capital investment of R5,2 billion (Sasol Synfuels' share). The core scope of phase 1(b) is to address expected future fuel specification changes. Future related projects and growth opportunities will be considered.

Principal markets

        Sasol Synfuels sells fuel components and heavy fuel oils to Sasol Oil, and methane-rich gas is sold to Sasol Gas. Chemical feedstocks are sold to the chemical divisions of Sasol. Such feedstocks are processed and marketed for a wide range of applications locally and abroad. Ammonia is sold to the fertiliser and explosives industries.

Raw materials

        The main feedstock components used by Sasol Synfuels in the production process are low grade coal obtained from Sasol Mining and natural gas obtained from Sasol Gas. Prices of low grade coal are determined using an arms length pricing mechanism for Sasol Mining, while the price of natural gas is determined by the international price of Brent crude oil, the rand /US dollar exchange rate as well as the South African Producer Price Index.

Marketing channels

        The bulk of our products are sold to other Sasol business units. A very small volume of carbon products are directly marketed to clients locally and abroad, via commercial distribution channels. Sasol Infrachem acts as a marketing agent for the selling of ammonia mainly to the South African fertiliser industry.

Property, plants and equipment

Specific product volumes

	2013	2012	2011
	(Mt)
Total production volumes	7,4	7,2	7,1

	2013	2012	2011
	(% of total production)
Liquid and gaseous fuels	59	59	60
Petrochemical feedstock	31	32	32
Nitrogenous and other feedstock for fertilisers and explosives	8	7	6
Carbon, tar and other products	2	2	2

        In 2012, Sasol Synfuels embarked on a plant restoration drive in order to ensure sustainable plant operations. As such, Sasol Synfuels managed to maintain stable plant operations for 2013 resulting in an increase in production volumes by 4% from 7,2 Mt in 2012 to 7,4 Mt in 2013.

        Sasol Synfuels continues to advance a series of major environmental projects as part of a wider group initiative in South Africa to reduce our environmental footprint and enhance operational efficiency.

        Sasol Synfuels are also focusing on opportunities to reduce volumes of low-level volatile organic compounds (VOCs), as well as emissions of sulphur oxides (SOx) and oxides of nitrogen (NOx). These projects are in various development phases. The volatile organic compounds abatement project was approved in stages, with final approval given during November 2009. The total amount approved for the project is R1,9 billion. At 30 June 2013, the total expenditure on this project amounted to R953 million with beneficial operation expected in May 2016.

        Sasol Synfuels has approved an amount of R5,5 billion for environmental projects to date including the volatile organic compounds abatement project. At 30 June 2013, the total expenditure to date on these projects amounted to R2,9 billion.

        In March 2010, the Sasol Limited board approved a total amount of R1,9 billion for the Sasol Fixed Bed Dry Bottom Gasifiers project. In 2012, two of the four new gasifiers were commissioned. The remaining gasifiers reached beneficial operation in September 2012.

        The Sasol Limited board also approved a total amount of R2,0 billion for the replacement of tar tanks and separators. This will ensure that the production capacity of the Secunda complex is maintained. The project is expected to reach beneficial operation in May 2015.

Sasol Oil

Nature of the operations and principal activities

        Sasol Oil encompasses the established liquid fuels, bitumen, heating fuels and lubricants marketing activities of Sasol through wholesale, commercial and retailing interests, featuring both the Sasol and the Exel brands. Operations include fuel blending and storage facilities in Secunda where fuel components, procured from Sasol Synfuels, are blended to be marketable. Sasol Oil is also responsible for crude oil procurement, shipping and the subsequent refining of crude oil through our majority shareholder interest in the Natref refinery in Sasolburg. Products include petrol, diesel, jet fuel, illuminating paraffin, LPG, fuel oils, bitumen, motor and industrial lubricants and sulphur.

        Base bitumen is sold wholesale by Sasol Oil, while Tosas Holdings (Pty) Ltd, previously a wholly owned subsidiary, marketed value-added bitumen. In 2013, Sasol Oil disposed of its downstream bitumen business, operated by Tosas, for a consideration of R116 million.

Liquid fuels marketed

	2013	2012	2011
	(million m3)
Total liquid fuel sales	8,93	9,57	10,54
Total liquid fuel sales (exported)	0,22	0,36	0,49

Principal markets

        Sasol Oil's fuel production is primarily located in South Africa's industrial heartland, where an estimated 58% of the country's petrol and diesel is consumed. Production of approximately 8,13 million m3 of white products per year is insufficient to supply this market. The balance of the requirement is supplied from coastal refineries and imports, transported via road, rail and pipelines. Limited volumes of white products are exported overland to neighbouring countries.

Seasonality

        The total South African demand for road transportation fuels is fairly consistent throughout the year. Slightly higher demand for petrol is evident during the December summer holiday period. Diesel demand tends to peak during October due to the summer grain planting season and weakens during the December holiday period in line with reduced economic activity. The demand for fuel oil and gas tends to be stronger in winter as a result of heating demand.

        South African fuel prices are derived from international reference prices as a result of a regulatory dispensation based on import alternatives. Local prices reflect northern hemisphere seasonality for petrol and diesel.

        During 2013, international petrol and diesel crack-spreads increased on the back of slow economic recovery and refinery disruptions. Petrol crack-spreads improved much more than diesel due to refinery closures in Europe and hurricane Sandy shutting-in US East coast production facilities, which led to tighter supply conditions. Petrol margins are, however, expected to remain under some pressure due to improved vehicle fuel efficiency and an increase in ethanol blending in the US.

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

  •
  Crude oil

  Natref historically obtained approximately 50% of its crude oil requirements from the Middle East through crude oil term contracts. Purchases from Iran were terminated in 2012. Iranian crude oil has been partially replaced by Saudi Arabian crude which is sold on term contracts. The balance, of the requirement, is purchased on the spot market from West Africa and other sources. Volatility in crude oil prices has increased since the late 1990's as a result of international supply/demand dynamics and geo-politics. Crude oil prices traded in a range of US$95,51/bbl to US$119,03/bbl in 2013, with concerns about economic recovery, less accommodating monetary policy from central banks and increased non-Opec supply pushing prices towards the lower end of the price band. Geopolitical tensions and unplanned production disruptions in the Middle East and North Africa and growing demand supported prices at the high end of the spectrum.

  Crude oil is landed at Durban, South Africa, and conveyed to Natref by a 583 km pipeline owned and operated by Transnet Pipelines, a subsidiary of Transnet Limited, which is a state-owned multi-modal transport company.

  •
  Lubricant base oils

  Sasol Oil is a 40% shareholder in the ESA Lubricants Blending facility at Island View in Durban. The plant is managed by Engen Petroleum and blends automotive and industrial lubricants to Sasol Oil specifications. Base oils are predominantly procured locally.

Marketing channels

        Sasol Oil's marketing effort can be divided into four main areas namely sales to licenced wholesalers, direct marketing (retail and commercial markets) in South Africa, direct marketing in other African countries and overland exports into Africa.

  •
  Licenced wholesalers

  Sasol Oil is predominantly a bulk supplier to licenced wholesalers. Multi- national oil companies with their own South African refining capacity, namely, BP, Engen Petroleum (Engen), Royal Dutch Shell (Shell), Chevron, Total South Africa (Total) and PetroSA, rely on Sasol to supply a part of their local marketing requirements. We also supply non-refining wholesalers who tend to compete mainly in the commercial market with oil companies.

  Individual agreements that vary in terms of duration, volume, and modes of delivery, regulate the relationship between Sasol and its licenced wholesale customers. The agreed product slates reflect Sasol Oil's production slate to aid efficient and reliable supply. Product is imported to cover planned and unplanned refinery outages to ensure that supply commitments are met.

  We also sell base bitumen to wholesalers and construction companies.

  •
  Direct markets (retail, commercial, lubricants, aviation fuel, fuel oil and bitumen)

  We currently operate a dual branded network of retail convenience centres (Exel and Sasol), which consists of 404 service stations and six Sasol branded integrated energy centres, across South Africa. Our current national retail market share is estimated to be 9,8%. We have commenced with a process to phase out the Exel brand and to convert existing retail convenience centres to the Sasol brand. New site development is progressing slower than anticipated mainly as a result of a challenging regulatory environment. In 2013, we signed an exclusive agreement with Burger King to open fast food outlets at our retail convenience centres. This creates an opportunity for us to expand our retail footprint and increase the average throughput at the Sasol service stations. We have also partnered with ABSA Bank in South Africa to offer a rewards programme to customers at the retail convenience centres.

  Lubricants are sold in industrial markets and to motorists via our retail network.

  Jet fuel marketing is focussed on South Africa's premier airport, OR Tambo International Airport, with Sasol's market share estimated at 16%.

  The fuel oil business provides a remarkably diverse range of heating fuels to both electricity generation, bakery and mining industries.

  •
  Africa marketing

  We hold a 49% interest in Petromoc e Sasol Sarl (PeSS), which is a joint venture with the Mozambican National State Oil Company, Petromoc. PeSS operates 8 retail convenience centres and has 47 commercial customers and has an 8% share of the petrol and diesel market in Mozambique. PESS also markets illuminating paraffin and lubricants.

  •
  Exports (Africa Overland)

  The inland location of our refineries limits exports to volumes that can be collected and transported by road. Sales are typically made at the refinery gate. Volumes available for exports are limited by demand in South Africa.

Factors on which the business is dependent

        Activities across the value chain, including manufacturing, storing, wholesaling and retailing, are regulated through a licensing regime. Retail pump prices of petrol, the maximum refining gate price of LPG, the maximum cylinder retail price for LPG, and a maximum single national retail price of unpacked illuminating kerosene are regulated by the Petroleum Controller under the Petroleum Products Act, 1977.

        Manufacturing, storing, wholesaling and retailing of petroleum products may only be conducted once a licence has been issued by the Petroleum Controller under the Petroleum Products Act, 1977. Onerous application requirements and a lengthy licensing process may hamper the development of retail convenience centres in future.

        NERSA, under the Petroleum Pipelines Act, sets tariffs for petroleum pipelines and approves tariffs for third party access to storage and marine loading facilities. See "Item 4.B—Business overview—Regulation of petroleum-related activities in South Africa" for additional information.

Property, plants and equipment

  Natref refinery operational statistics(1)

	2013	2012	2011
Crude oil processed (million m3)	2,6	3,3	3,7
White product yield (% of raw material)	90,1	89,2	89,9
Total product yield (%)	98,2	98,2	97,4

(1)
Data based on our 63,64% share in Natref.

        Natref is an inland refinery, focused on producing refined petrol and distillate fuels. It is designed to upgrade relatively heavy crude oil with high sulphur content (sour) and yield about 90% white petroleum products. Refinery production includes petrol, diesel, propane, jet fuel, and multiple grades of bitumen, fuel oils, sulphur and various gasses.

        Natref is managed by the Natref board and is governed by the Natref shareholders agreement. While Sasol Oil operates the refinery, Total participates in its management with veto rights over a number of corporate actions, including, increasing or reducing Natref's share capital, amending Natref's Memorandum of Incorporation and the rights attaching to its shares, appointing directors to serve as executive officers and determining directors' remuneration. Sasol Oil and Total are responsible for procuring their own crude and marketing their own products.

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

        During the 2005 upgrade to meet new fuel specifications, Natref's throughput was reduced by 11%. A decision has been made that capacity will not be increased in the foreseeable future. South African fuel specifications continue to evolve with international trends and it is expected that a substantial additional investment of approximately R11 billion (total cost) will be required between 2014 and 2019 to meet these more stringent specifications. The construction of a pipeline to integrate Sasol Synfuels and Natref was completed in May 2013. This pipeline will facilitate and optimise the production of new specification fuels by both plants.

        During 2013, the overall refinery unplanned unavailability was 4,2%, mainly due to the extended planned maintenance shutdown in December 2012.

International Energy Cluster

Sasol Synfuels International

Nature of operations and principal activities

        Sasol Synfuels International (Pty) Ltd (SSI), is responsible for developing, implementing and managing international GTL business ventures based on our proprietary technology.

        The catalyst business which forms a part of SSI, is an integral component of the Sasol Fischer-Tropsch (FT) value chain and aims to provide security of supply of quality competitive FT catalyst to the current and future GTL ventures. To support our current GTL projects, we use three 680 tons per annum cobalt catalyst manufacturing units, with two units situated in De Meern, in The Netherlands, operated and owned by BASF, and a third at our Sasolburg site, operated and owned by Sasol Cobalt Catalyst Manufacturing (Pty) Ltd (SCCM), a wholly owned subsidiary of SSI.

The Sasol SPD™ process

        Based on our long and extensive experience in the commercial application of the FT technology, we have successfully developed the FT-based Sasol SPD™ process for converting natural gas into high-quality, environment-friendly GTL diesel, GTL kerosene and other liquid hydrocarbons. The SPD™ process consists of three main steps, each of which is commercially proven. These include:

  •
  the Haldor Topsøe reforming technology, which converts natural gas and oxygen into syngas;

  •
  our Slurry Phase FT technology, which converts syngas into hydrocarbons; and

  •
  the Chevron Isocracking™ technology, which converts hydrocarbons into particular products, mainly diesel, naphtha and LPG.

        Currently we believe, based on our knowledge of the industry and publicly available information, that on a worldwide basis we have the most extensive experience in the application of FT technology on a commercial scale. Given the increasing discovery of extensive natural gas reserves, our Sasol SPD™ process can be applied with significant commercial advantages in various parts of the world. As a consequence, our technology has evoked interest from countries and companies with extensive natural gas reserves as an appealing alternative for commercialising these reserves. The Sasol SPD™ process converts natural gas into diesel and other liquid hydrocarbons, which are generally more environmentally friendly and of higher quality and performance compared to the equivalent crude oil-derived products. In view of product specifications gradually becoming more stringent, especially with respect to emissions, we believe that the option of environmentally friendly GTL fuels will become increasingly appealing. GTL diesel can be used with optimised engines for best performance, although it can also be utilised with current compression ignition engines. GTL diesel is currently used as a cost-competitive blend stock for conventional diesels, thereby enabling conventional diesel producers to improve the quality and capacity of their product without investing substantially in sophisticated new plants and infrastructure. We anticipate that the combined factors of GTL diesel's superior characteristics and the prevailing market conditions in developed economies will enable GTL diesel to command premium prices for either niche applications or as a blend stock for upgrading lower-specification products. The construction of GTL facilities and the production of GTL fuels require significant capital investment.

GTL and CTL developments utilising the Sasol SPD™ process

        SSI is progressing with GTL projects in the US (FEED), Uzbekistan (FEED) and Nigeria (execution) and has achieved stable operations at ORYX GTL, in Qatar. SSI is also involved in the pre-feasibility study for a CTL project in India.

        As a result of the magnitude of Sasol's growth portfolio, as well as significant sustenance capital required for our South African operations, Sasol regularly reviews projects in its project pipeline. As a result of these reviews, the Sasol Limited board, approved a decrease in our shareholding in the Uzbekistan GTL project from 44,5% to 25,5% at the end of the front end engineering and design phase which is expected to be completed during the second half of the 2013 calendar year. The final investment decision remains subject to key conditions, including successful project financing and non-state ownership of at least 50,1%.

        To support the Uzbekistan GTL project we are progressing, together with BASF, an FT catalyst expansion project (FEED) at the facility situated in De Meern which will be operated and owned by BASF.

Principal markets

        The bulk of the ultra-low sulphur GTL diesel produced at ORYX GTL is sold as a blend stock with middle distillate product streams derived from conventional oil refining to produce on-specification automotive diesel. The GTL naphtha produced at ORYX GTL is sold to naphtha crackers that produce olefins such as ethylene.

        The FT catalyst is currently principally sold to Sasol's GTL operations, in particular ORYX GTL in Qatar and Escravos GTL in Nigeria.

Seasonality

        GTL product prices are impacted by the seasonal behaviour of global petroleum product markets.

        Catalyst demand is fairly stable but is driven by higher oil prices if the GTL plant owner decides to increase diesel output to maximise profits.

Raw materials

        ORYX GTL purchases natural gas feedstock from Al Khaleej Gas, a joint venture between ExxonMobil Middle East Gas Marketing Limited and Qatar Petroleum, under a gas purchase agreement with a contractual minimum off-take volume. The agreement commenced in January 2006 and is valid for a term of 25 years with an option to extend for a further 7 years.

        Ethanol, wax, ammonia, as well as precious and transition metals, are key input materials required to produce FT catalyst, although customers provide the precious metals. These inputs are commodities and prices will therefore be market dependent.

Marketing channels

        The diesel produced by ORYX GTL was until 1 August 2013, marketed by Sasol Synfuels International Marketing Limited (SSIM), under a marketing agency agreement. From this date, ORYX GTL has taken over responsibility for the marketing of the diesel. The GTL naphtha and LPG are sold by Qatar International Petroleum Marketing Company Limited (Tasweeq).

        For the catalyst business, SCCM is a customer facing business and sells its product directly to its customers.

Factors on which the business is dependent

Technology

        SSI is dependent on the successful integration of various technologies also referred to in the description of the Sasol SPD™ process. The continuous improvement of our cobalt catalyst performance is also key. SCCM licences the catalyst manufacturing technology from Sasol Technology and BASF, and is dependent on catalyst technology development to improve its product offering.

Feedstock

        The growth of the SSI business depends on the availability of competitively priced natural gas or coal reserves.

Remaining cost competitive

        Working closely with Sasol Technology's Fischer-Tropsch process innovation teams at Sasolburg and Johannesburg, we are involved in an on-going programme aimed at further improving competitiveness by lowering the capital and operating costs of future GTL and CTL plants. There is also a continued focus to reduce the total cost and increase the efficiency of the cobalt catalyst used in the process through improvement of the performance and total value chain of the catalyst supplied.

GTL and CTL ventures

        SCCM follows a demand-supply approach, where new customer demand drives catalyst production and plant capacity. Therefore, the presence of GTL and CTL demand is key to the catalyst business sustainability.

Property, plants and equipment

Production capacity at 30 June 2013

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

Sasol Petroleum International

Nature of the operations and its principal activities

        Sasol Petroleum International (Pty) Ltd (SPI) was founded to undertake oil and gas exploration and production in selected high potential areas in West and Southern Africa. Since then, we have expanded our portfolio and currently hold equity in producing assets with proved natural oil and gas reserves in Mozambique, Gabon and Canada and exploration interests in West and Southern Africa and Australia. Our current areas of interests and activities are shown on the maps on pages M-6 to M-9.

        In Mozambique, we produce natural gas and condensate from the onshore Temane and Pande gas fields. Gas production from the Temane field commenced in 2004 and from the Pande field in 2009. In Gabon, oil production from the VAALCO Gabon (Etame) Inc. operated offshore Etame field commenced in 2002, followed by production in 2007 and 2009 from the associated Avouma and Ebouri fields. In 2011, we acquired equity in the Talisman Energy Inc. operated unconventional (shale/tight gas) Farrell Creek and Cypress A asset in Canada which produces gas and small volumes of petroleum liquids.

Principal markets and marketing channels

Mozambican production

        Gas produced under the Pande-Temane Petroleum Production Agreement (PPA), other than royalty gas that is provided to the Mozambican government, is sold to Sasol Gas and to Aggreko Mocambique Limitada. The gas sold to Sasol Gas under long-term sales agreements, is exported for marketing in South Africa and for use as part of the feedstock for our chemical and synthetic fuel operations in Secunda and Sasolburg. The gas sold to Aggreko Mocambique Limitada under a two-year sales agreement, executed in 2012, is for power generation in Mozambique. With effect from June 2013, gas sales agreements have also been concluded with Matola Gas Company S.A., Empresa Nacional de Hidrocarbonetos (ENH) and Central Térmica de Ressano Garcia S.A. (CTRG), the joint venture between Sasol New Energy (SNE) and Electricidade de Moçambique at Ressano Garcia (EDM). The gas sold to these companies will be utilised in Mozambique.

        The natural gas condensate produced is currently sold at the gas processing plant to Temane Trading, a joint venture between Petromoc and Trafigura. The condensate is trucked to Beira, Mozambique, by the buyer for export through the port of Beira to offshore markets.

Gabon production

        Oil production from the Etame Marin Permit operations is sold internationally on the open market. An annual sales contract is typically entered into for the sale of the Etame Marin Permit oil based on a competitive bidding process and sales prices are linked to international oil prices. In 2013, oil was sold to Mercuria Trading NV under two separate annual contracts effective from 1 January 2012 and 1 January 2013.

Canada production

        Gas production from the unconventional (shale/tight gas) Farrell Creek and Cypress A asset is sold by the Talisman Sasol Montney Partnership, under a long-term marketing agreement with Talisman Energy Canada, into the Western Canada gas market. Pricing is based on the daily realised spot market prices less transportation and marketing fees, in accordance with the terms of the marketing agreement with Talisman. The petroleum liquids are sold under the same marketing agreement.

Property, plants and equipment

Mozambican production

        In Mozambique, natural gas and condensate is produced from the Pande-Temane PPA asset operated by Sasol Petroleum Temane Limitada, a subsidiary of SPI. Production is from the Temane and Pande fields and is processed at a central processing facility (CPF) located some 700 km north of the Mozambican capital, Maputo.

  Production capacity at 30 June 2013

Plant description	Location	Design capacity(1)
CPF	Pande-Temane PPA	183 MGJ/a gas

(1)
Includes our attributable share of the production capacity.

Gabon production

        In Gabon, oil is produced from the Etame Marin Permit asset which is operated by VAALCO Gabon (Etame) Inc. Production from the Etame field is from subsea wells which flow through a floating production, storage and off-loading vessel (FPSO) moored offshore at the field location. Production from the Avouma and Ebouri fields is collected at minimum facilities fixed platforms located in the respective fields and then routed by in-field pipelines to the Etame FPSO.

  Production capacity at 30 June 2013

Plant description	Location	Design capacity(1)
FPSO	Etame Marin Permit	25 000 bpd

(1)
Production capacity of 100% of the joint venture. The joint venture leases the FPSO vessel from a third party.

Canada production

        In Canada, natural gas and liquids are produced from the unconventional (shale/tight gas) Farrell Creek and Cypress A asset, which is operated by Talisman. Production is by means of production wells, flowlines, gathering lines and processing facilities located in British Columbia, Canada. Farrell Creek gas is processed through processing facilities owned by the group and by Talisman, whilst Cypress A gas is processed and sold through third party production facilities.

  Production capacity at 30 June 2013

Plant description	Location	Design capacity(1)
Processing Facilities	Farrell Creek	320 MMscf*/day gas
Processing Capacity	Cypress A	10 MMscf*/day gas

*
million standard cubic feet per day

(1)
Includes our attributable share of the production capacity.

Chemical Cluster

Sasol Polymers

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

        We manage the following international investments:

  •
  Our 12% shareholding in PETRONAS Chemicals Olefins Sdn Bhd (previously known as Optimal Olefins Sdn Bhd) with PETRONAS, a manufacturer of ethylene and propylene. PETRONAS Chemicals produces 600 kilotons per annum (ktpa) ethylene in an ethane/propane cracker. The cracker co-produces 90 ktpa of propylene;

  •
  Our 40% shareholding in PETRONAS Chemicals LDPE Sdn Bhd (previously known as Petlin Malaysia Sdn Bhd) with PETRONAS, a manufacturer and supplier of LDPE with a capacity of 255 ktpa is operated by PETRONAS Chemicals LDPE;

  •
  A 40% share in Wesco China Limited (with Rhine Park Holdings), a polymer distributor in China and Taiwan. On 30 September 2013, we acquired the remaining shares in Wesco China Limited for a purchase consideration of $78 million; and

  •
  Our 50% shareholding in Arya Sasol Polymer Company (ASPC) in Iran with Pars Petrochemical Company, a manufacturer and supplier of ethylene, LDPE, and medium and high density polyethylene. In August 2013, we disposed of our 50% shareholding in ASPC in Iran. As a result of this transaction, we have no on-going interests in Iran.

Principal markets

        Over the past three years between 64% and 67% of our revenue has been earned from sales into the South African market.

        We are the sole polymer producer of PVC, LDPE and LLDPE in South Africa and have the leading share of sales of these products in South Africa, where the competition is in the form of polymer imports primarily from Asian and Middle Eastern producers. We supply 160 ktpa ethylene and 110 ktpa propylene under contract to Safripol (Pty) Ltd (Safripol) in Sasolburg by pipeline for the production of HDPE and polypropylene, respectively. We compete directly with Safripol in the polypropylene market, where we have a large share of the South African market. Caustic soda is sold primarily in South Africa into the pulp and paper, minerals beneficiation and soap and detergent industries. We are the sole local producer of sodium cyanide solution which is sold to local gold mining industry. Sales are expected to be in line with investment in dump retreatment in association with gold and uranium prices.

        Currently, we export polymers from our South African operations to the African continent, South East Asia, Europe and South America. Product from the Petronas Chemicals LDPE plant in Malaysia is sold into Malaysia, India, China, Australia and New Zealand.

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

        Feedstock namely, ethane and propane, for our joint venture cracker in Malaysia (PETRONAS Chemicals Olefins Sdn Bhd, previously known as Optimal Olefins Sdn Bhd) is purchased from PETRONAS at set prices, unrelated to oil, that escalates annually in line with US inflation rates. PETRONAS Chemicals LDPE Sdn Bhd (previously known as Petlin Malaysia Sdn Bhd) buys its ethylene feedstock from PETRONAS Chemicals at prices related to the South East Asian ethylene market.

Marketing channels

        Our sales in South Africa are made directly to customers using our own marketing and sales staff. Sales offices are located in Johannesburg, Durban and Cape Town, South Africa. Account managers are responsible for management of our relationship with customers.

        For exports from South African operations, we sell directly into Southern Africa and through distributors and agents into East and West Africa, the Far East, Europe and South America. All sales, administration and logistics are arranged from the Johannesburg office.

Property, plants and equipment

        The construction of a 47 000 tpa ethylene purification unit (EPU) in Sasolburg, which will yield additional ethylene to support our polymer plants to run continuously, is expected to achieve beneficial operation during the second half of the 2013 calendar year.

        We are constructing a 58 000 tpa propylene stability unit in Secunda. This facility will enable full capacity utilisation of the polypropylene plants and is expected to achieve beneficial operation during the second half of 2014.

        The following table summarises the production capacities of each of our main product areas.

  Production capacity at 30 June 2013

Product	South Africa(2)	Malaysia(1),(2)	Iran(1),(2),(3)	Total
	(ktpa)
Ethylene	618	72	500	1 190
Propylene	950	11	—	961
LDPE	220	102	150	472
MD/HDPE	—	—	150	150
LLDPE	150	—	—	150
Polypropylene-1	220	—	—	220
Polypropylene-2	300	—	—	300
Ethylene dichloride	160	—	—	160
Vinyl chloride	205	—	—	205
PVC	200	—	—	200
Chlorine	145	—	—	145
Caustic soda	160	—	—	160
Cyanide	40	—	—	40
Hydrochloric acid	90	—	—	90
Calcium chloride	10	—	—	10

(1)
Includes our attributable share of the production capacity of proportionately consolidated investees.

(2)
Nameplate capacity represents the total saleable production capacity. Due to the integrated nature of these facilities, the requirement for regular statutory maintenance shutdowns and market conditions, actual saleable volumes will be less than the nameplate capacity.

(3)
We disposed of our 50% shareholding in ASPC in Iran on 16 August 2013.

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

Principal markets

        In 2013, approximately 1,66 Mt of products were sold worldwide. Our global business is managed from offices in Johannesburg in South Africa. We have sales offices in Europe, Asia, the Middle East and the US.

        We market our products throughout the world, with a large proportion of our alcohols being distributed in Europe. We are a leading producer of solvents in South Africa and we are a market leader in co-monomers based on production capacity. We expect to strengthen our position in the co-monomer high growth market through the commercialisation of our proprietary tetramerisation technology which involves the manufacture of octene from ethylene. The basic engineering on a 100 ktpa octene plant has been completed with beneficial operation planned for the fourth quarter of the 2013 calendar year. The location of the unit is at the Sasol cracker complex at Lake Charles in Louisiana, where we will benefit from plant integration economics and close location to our key customers.

        Our competition varies depending on the products sold and includes a number of major international oil and chemical companies. Our competitors include ExxonMobil, BP Chemicals, Chevron Phillips, Ineos, the Dow Chemical Company, Celanese and Eastman.

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

Factors on which the business is dependent

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

        We are in the on-going process of obtaining the relevant data required in order to comply with the European Union Regulatory Framework for the Registration, Evaluation and Authorisation of Chemicals (REACH), which became effective on 1 June 2007. We have already complied with the first major deadline and registered our highest volume products at the end of the 2010 calendar year. We have met the May 2013 deadline for registration of the second tier volume of products. We are now working on the next tier of products (volumes below 100 tons per year) with the deadline of 31 May 2018. At the same time tier 1 and 2 dossiers are being evaluated by the European Chemical Agency (ECHA) and during the course of evaluation all registrants are asked to complete data for their registration. The estimated total costs of compliance over the next six years amounts to approximately €8 million.

Property, plants and equipment

  Production capacity as at 30 June 2013

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

Sasol Olefins & Surfactants

Nature of the operations and its principal activities

        Sasol Olefins & Surfactants (Sasol O&S) comprises nine areas of activity, grouped into two business divisions, namely the Organics and Inorganics Divisions.

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

        In the 2011 calendar year, Sasol commenced with a pre-feasibility study to assess the technical and commercial viability of a world-scale ethane cracker and associated ethylene derivatives in Louisiana. This project has subsequently moved into FEED with a final investment decision expected during the 2014 calendar year.

59

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

Principal markets

        The bulk of the production from the alkylates product group ends up as surfactants, either produced internally (our surfactants product group) or by other parties having acquired the intermediates from us. The bulk of these surfactants result in the making of detergents and industrial or institutional cleaning products. The main competitors include Shell and Cepsa in n-paraffins; Huntsman Corporation, and Cepsa and ISU in the LAB market.

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

        Specialty aluminas and related products from the inorganic division are used in a broad range of applications, including catalyst support, raw material for ceramics, coatings, polymer additives and synthetic sapphires. Competitors in aluminas include UOP and Sumitomo.

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

Marketing channels

        Over 90% of the products produced by Sasol O&S are sold directly to end-user customers by our sales and marketing personnel. A limited number of distributors are used. Approximately 60% of the total sales by Sasol O&S are conducted under annual and, in some cases, multi-year contracts.

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

        We are in the on-going process of obtaining the relevant data required in order to comply with REACH, which became effective on 1 June 2007. We have already complied with the first major deadline and registered our highest volume products at the end of the 2010 calendar year. We have met the May 2013 deadline for registration of the second tier volume of products. We are now working on the next tier of products (volumes below 100 tons per year) with the deadline of 31 May 2018. The estimated total costs of compliance over the next 10 years amount to approximately €22 million. To date, €10 million has been incurred to comply with REACH.

Property, plants and equipment

        The following table summarises the production capacity for each of our main product areas.

  Production capacity at 30 June 2013

Product	Facilities location	Total(1)
		(ktpa)
Surfactants	United States, Europe, Far East	1 000
C6+ alcohol	United States, Europe, South Africa, Far East	630
Ethylene	United States	455
Inorganics	United States, Europe	70
Paraffins and olefins	United States, Europe	750
LAB	United States, Europe	435

(1)
Nameplate capacity represents the total saleable production capacity. Due to the integrated nature of these facilities, the requirement for regular statutory maintenance shutdowns and market conditions, actual saleable volumes will be less than the nameplate capacity.

Other chemical businesses

        Other chemical businesses include Sasol Wax, Sasol Nitro, Merisol, Sasol Infrachem and various smaller chemical businesses.

        Sasol Wax produces and markets wax and wax-related products to commodity and specialty wax markets globally. The division refines and blends crude oil-derived paraffin waxes, as well as synthetic waxes produced on the basis of our Fischer-Tropsch technology. The division markets its products globally, but its main markets are in Europe, the US and Southern Africa. The overall world market for waxes is estimated at about 4 500 ktpa and our main competitors in the commodity market are ExxonMobil, Shell, China Oil and Sinopec.

        Sasol Nitro manufactures and markets fertilisers, commercial explosives and related products. The division also markets sulphur produced by other Sasol divisions. All production activities are located in Southern Africa. The business's products are mainly sold within Southern Africa with increasing exports into Western Africa. Fertiliser products produced at the South Africa Secunda manufacturing plant are limited to ex-works sales as per the agreement with the South African Competition Commission.

        Merisol manufactures the pure products, phenol, ortho-cresol, meta-cresol and para-cresol, and a diverse range of blended products, consisting of mixtures of phenol, cresols, xylenols and other phenol derivatives. In December 2012, Sasol acquired the remaining 50% shareholding in Merisol for a purchase consideration of R730 million (US$85 million).

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

Property, plants and equipment

        The following table summarises the production capacity of our other chemical businesses at 30 June 2013:

Product	Europe	South Africa	United States	Total(1)
	(ktpa)
Sasol Wax
Paraffin wax and wax emulsions	430	—	—	430
FT-based wax and related products	—	220	—	220
Paraffin wax	—	30	100	130
Sasol Nitro
Granular and liquid fertilisers	—	700	—	700
Fertiliser bulk blending	—	300	—	300
Ammonium sulphate	—	100	—	100
Explosives	—	300	—	300
Merisol
Phenol	—	35	10	45
Ortho-cresol	—	9	6	15
Meta- and para-cresol	—	—	16	16
Meta-, para-cresol mixtures	—	—	30	30
Cresylic acids and xylenols	—	25	20	45
High-boiling tar acids	—	3	1	4
Butylated products	—	—	13	13

Sasol Infrachem

Product	Facilities location	Total(1)
Steam	South Africa	1 750 tons per hour (tph)
Electricity	South Africa	137 megawatts (MW)
Water	South Africa	123 mega litres per day (Ml/day)
Reformed gas (ATR)	South Africa	50 million gigajoules per annum (GJ/a)
Ammonia	South Africa	660 ktpa

(1)
Nameplate capacity represents the total saleable production capacity. Due to the integrated nature of these facilities, the requirement for regular statutory maintenance shutdowns and market conditions, actual saleable volumes will be less than the nameplate capacity.

Other businesses

Sasol Technology

Nature of the operations and its principal activities

        Sasol Technology, as the technology partner in the group, is fully committed to the Sasol group growth objectives by working together with the business units and taking responsibility for the long-term research and development of technology improvements as well as developing new technologies. Through engineering and project execution activities Sasol Technology demonstrates its commitment to the delivery of viable solutions to our business partners for their operations.

Acquiring technology—research and development

        The central research and development division in Sasolburg focuses on process research and competency development, while the decentralised divisions focus on product applications. The Sasolburg research facility was expanded and modernised with the aim to:

  •
  create new research laboratories for fuels and refinery research;

  •
  enhance infrastructure through the installation of new pilot plants to improve operational efficiency and flexibility;

  •
  allow the relocation, upgrading and full integration of existing pilot plants;

  •
  enable enhanced reactor and catalyst development programs in support of our advanced Fischer-Tropsch technology development objectives;

  •
  install modern process control systems; and

  •
  improve information and data management.

        The enhanced facilities allow the opportunity to commercialise new and improved petrochemical processes more effectively. The central research function has a full suite of state-of-the-art pilot plants to support the development of both current and future technologies. As new technologies are developed, these facilities are growing, with new pilot plant and laboratory facilities being added on an on-going basis. A new research and development building was completed during 2012 which allowed for the renovation and upgrading of old laboratory space to better equip it for new research challenges. As a result of our investment in facility upgrades in recent years, we are now seeing the benefits in the improved quality and efficiency of our research efforts.

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

        A significant part of the research focuses on supporting the CTL and GTL technologies and associated products. The production of chemicals from the primary Fischer-Tropsch products is of particular interest.

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

New energy landscape

  •
  understanding the energy landscape and evaluating various alternatives with a view to introducing low-carbon electricity into our energy mix.

Sasol group landscape

  •
  long-term strategic research in GTL, CTL, future chemicals and environmental technologies.

Property, plants and equipment

        The Sasolburg research facility was expanded affording the opportunity to commercialise new and improved petrochemical processes more effectively. The central research function has a full suite of state-of-the-art pilot plants to support the development of both current and future technologies. Besides the new laboratories and the fuels research facilities in Sasolburg, plans have been approved to expand the fuel testing and engine emissions laboratory in Cape Town, South Africa, to more effectively research the application of our unique GTL and CTL fuels at sea level.

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

        Civil claims and law suits totalling approximately R52 million have been instituted against Sasol arising from the admissions made in the settlement agreement. Sasol views the calculation of alleged damages by the plaintiffs as flawed. Sasol is working with an economist on assessing its position on any potential damages caused. The analysis has not been finalised yet. Therefore, it is currently not possible to make an estimate of a contingent liability and accordingly, no provision was made as at 30 June 2013. The period for filing civil claims prescribed on 20 May 2012, therefore no additional claims may be made against Sasol arising from the admitted contraventions.

        Sasol Nitro—complaint referral by Omnia    On 31 August 2011, Omnia Group (Pty) Ltd (Omnia) submitted a complaint against SCI to the Commission. The complaint alleged, among other things, excessive pricing for ammonia and price discrimination in respect of ammonia.

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

        It is currently not possible to make an estimate of a contingent liability from the claim and, accordingly, no provision was made as at 30 June 2013.

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

        On 15 December 2008, all Sasol companies affected by the decision lodged an appeal with the European Union's General Court against the decision of the European Commission on the basis that the fine is excessive and should be reduced. On 3 July 2013, the hearing at the Court in Luxemburg took place. The Court has not given any indication to the parties at the hearing of what their legal views are. The next step is a ruling by the Court.

        As a result of the fine imposed on Sasol Wax GmbH, on 23 September 2011, Sasol Wax GmbH has been served with a law suit in The Netherlands by a company to which potential claims for compensation of damages have been assigned to by eight customers. The law suit does not demand a specific amount. The proceeding is still at an early stage. It is currently not possible to make an estimate of a contingent liability from the claim and, accordingly, no provision was made as at 30 June 2013.

        On 30 September 2011, another law suit was lodged with the London High Court by 30 plaintiffs against Sasol Wax GmbH, Sasol Wax International AG and Sasol Holding in Germany GmbH. By the end of June 2013 Sasol had settled the claim with all 30 plaintiffs.

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

        The Molefi action against Sasol Limited and Natref was stayed in September 2004 pending a decision on the motions to dismiss in the related cases. The motion to dismiss in the related cases was granted, and plaintiffs appealed to the Second Circuit Court of Appeals. During October 2007, the appeal was decided, and plaintiffs in those related cases were successful on one of the three grounds of appeal, thus enabling the plaintiffs to amend their complaint to assert additional factual allegations to meet the requirements of the ATS. The case was then appealed to the United States Supreme Court. In May 2008, the Supreme Court issued an order stating that because four justices recused themselves, the United States Supreme Court lacked the necessary quorum and therefore affirmed the judgement of the Second Circuit Court of Appeals with the same effect as an affirmance by an equally divided court, namely, it does not have precedential effect. In March 2009, the United States District Court for the Southern District of New York issued an order dismissing the case against Sasol and the other defendants based on failure to prosecute. Despite this order, it remains possible for plaintiffs to join Sasol and the other defendants to the related cases.

        In September 2010, the Second Circuit Court of Appeals in a separate decision in a case titled Kiobel v. Royal Dutch Petroleum found that the jurisdiction granted by the ATS does not extend to civil actions brought against "private judicial entities" or corporations. This decision stands until either overturned on appeal or departed from or distinguished in other judicial decisions. However, in July

2011, the US Circuit Court for the DC Circuit ruled, in a separate case involving claims under the ATS, that the ATS can give rise to corporate liability. Subsequently, plaintiffs in Kiobel v. Royal Dutch Petroleum were granted a writ of certiorari to the US Supreme Court on three issues: 1) whether the issue of corporate civil liability should be treated as a jurisdictional issue; 2) whether the ATS applies to corporations; and 3) whether and under what circumstances the ATS allows courts to recognise a cause of action for violations of the law that occur outside of the territory of the United States.

        In February 2012, the Supreme Court heard argument in the Kiobel case. In March 2012, the Supreme Court ordered re-argument and directed the parties to file supplemental briefing addressing the third issue, namely, whether the ATS allows federal courts to hear lawsuits alleging international law violations that occur outside of the territory of the United States. Given the Supreme Court's holding in the Kiobel case on 17 April 2013 that the ATS does not extend to conduct outside of the United States, the plaintiffs' claims in the Apartheid Litigation matter seeking relief for alleged violations of the law of nations occurring exclusively within South Africa will be barred. Based on the Supreme Court's holding in Kiobel, it appears unlikely that any ATS claims asserted against Sasol based on conduct outside of the United States could be maintained in any US court.

        Sasol Polymers    As previously disclosed by Sasol, the Commission has been investigating the South African polymers industry. On 12 August 2010, the Commission announced that it had referred its findings to the Tribunal for adjudication.

        The complaints that the Commission referred to the Tribunal alleged that SCI had, in the pricing of polypropylene and propylene in the domestic South African market, contravened section 8(a) of the Competition Act (the Act), in that its prices for each of the products were excessive. The referral further alleged that in regard to a formula employed and information exchanged between SCI and Safripol (Pty) Ltd (Safripol) to determine the price of propylene which SCI sold to Safripol, SCI and Safripol had contravened section 4(1)(b)(i) of the Act by engaging in price fixing. The Commission also announced that it had simultaneously reached a settlement with Safripol in which Safripol admitted that the propylene supply agreement (the Supply Agreement) between SCI and Safripol and its implementation amounted to the indirect fixing of a price or trading condition in contravention of the Act. This settlement agreement between the Commission and Safripol was confirmed by the Tribunal on 25 August 2010.

        On 14 December 2010, Sasol Polymers, a division of SCI, also concluded a settlement agreement with the Commission in relation to the Supply Agreement. The Supply Agreement was concluded pursuant to concerns raised by Safripol in relation to the proposed merger in 1993 of Sasol Limited and AECI Limited's monomer, polymer and certain other chemical operations. To address these concerns, the then Competition Board required a supply agreement, which would ensure Safripol's on-going access to propylene according to a pricing formula, which would result in market-related prices. At the time, neither party understood this pricing formula to give rise to competition law concerns. The Commission, in terms of the current Competition Act, alleged that the pricing formula, which required the exchange of pricing information amounted to indirect price fixing.

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

        As mentioned above, the Commission also contended that the prices at which Sasol Polymers supplied propylene and polypropylene were excessive. Sasol Polymers does not agree with the Commission's position in this regard and is contesting the Commission's allegations. Consequently, the Commission's allegations in respect of excessive pricing do not form any part of the settlement agreement concluded between the parties. The results of the excessive pricing investigation by the Commission and the outcome of the hearing by the Tribunal, which commenced on 13 May 2013 and is expected to be closed in October 2013, cannot be determined at present and accordingly, no provision was made at 30 June 2013.

        On 31 July 2012, a letter was received from the Commission whereby Sasol was advised that the Commission had initiated a new abuse of dominance complaint against Sasol Limited, Sasol Oil (Pty) Ltd, Sasol Synfuels (Pty) Ltd and SCI. This new complaint is based on a complaint which was initially submitted to the Commission by Safripol in November 2011.

        The initial Safripol complaint alleged that SCI had contravened various sections of the Act with regard to the pricing and supply of propylene and ethylene. Safripol subsequently withdrew the complaint.

        The Commission has, however, decided to continue with its investigation into the matter. The allegations under investigation are excessive pricing of propylene and ethylene required by Safripol, constructive refusal to supply scarce goods (namely propylene and ethylene), margin squeeze in respect of the supply of propylene and polypropylene and price discrimination in relation to the sale of propylene and ethylene. These are all abuse of dominance allegations. The period of the investigation is from 2008 to date. Sasol continues to defend itself against these allegations. The outcome of this matter cannot be estimated at this point in time and accordingly, no provision was made as at 30 June 2013.

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

        Spring Lights had also made an application to the Commission to exempt the conduct set out in these agreements, on the basis that it promoted the ability of small businesses, or firms controlled or owned by historically disadvantaged persons, to become competitive, in terms of section 10(3)(b)(ii) of the Act. Spring Lights settlement agreement was considered by the Tribunal on 1 September 2010 but the matter was postponed sine die to enable the Commission to make a ruling on the exemption application of Spring Lights. On 26 March 2012, the Commission gazetted its refusal to grant the exemption. On 11 April 2013 the Competition Tribunal confirmed the administrative penalty of R10,8 million which became payable by Spring Lights. On 2 July 2013, Sasol Gas sold its 49% share in Spring Lights Gas to Kwande Capital, the joint venture partner, for a purchase consideration of R474 million. The Commission has confirmed that Sasol Gas has received full immunity from prosecution pursuant to the applicable leniency agreement.

        Sasol Oil—Commercial diesel    On 24 October 2012, the Commission referred allegations of price-fixing and market division against Chevron SA, Engen, Shell SA, Total SA, Sasol Limited, BP SA and the South African Petroleum Industry Association ("SAPIA") to the Competition Tribunal for adjudication. The Commission is alleging that the respondents exchanged commercially sensitive information, mainly through SAPIA, in order to ensure that their respective prices for commercial diesel followed the Wholesale List Selling Price published by the Department of Energy.

        This is not a new matter and Sasol began engaging with the Commission in this regard in 2008 as part of its group-wide competition law compliance review, which preceded the Commission's investigation into the liquid fuels sector. Sasol has reviewed the Commission's referral documents and does not agree with the Commission's allegations. Accordingly, Sasol is defending the matter. The outcome of this referral cannot be estimated at this point in time and, accordingly, no provision was made as at 30 June 2013.

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

        The Commission is conducting investigations into the South African piped gas, petroleum, fertilisers and polymer industries. Sasol continues to interact and co-operate with the Commission in respect of the subject matter of current leniency applications brought by Sasol, conditional leniency agreements concluded with the Commission, as well as in the areas that are subject to the Commission's investigations.

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

        Sasol's environmental obligation accrued at 30 June 2013 was R9 884 million compared to R8 911 million at 30 June 2012. Included in this balance is an amount accrued of approximately R4 397 million in respect of the costs of remediation of soil and groundwater contamination and similar environmental costs. These costs relate to the following activities: site assessments, soil and groundwater clean-up and remediation, and on-going monitoring. Due to uncertainties regarding future costs the potential loss in excess of the amount accrued cannot be reasonably determined.

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

Empowerment of historically disadvantaged South Africans

Broad-based Black Economic Empowerment Act, 53 of 2003

        Sasol is well aligned with the economic transformation and sustainable development objectives embodied in the South African legislative and regulatory framework governing Broad-based Black Economic Empowerment (BBBEE). The key elements of this framework are the BBBEE Act, the Codes of Good Practice for BBBEE issued by the Minister of Trade and Industry in terms of the Act (the Codes), as well as the Charters (i.e. the Mining Charter and Liquid Fuels Charter in South Africa addressing employment equity) adopted by the various sectors within which Sasol operates businesses and related scorecards. The measures discussed below reflect Sasol's commitment to giving meaningful effect to the letter and spirit of the BBBEE legislative and regulatory framework.

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

  •
  Substantial and meaningful expansion of opportunities for HDSAs to enter the mining and minerals industry and to benefit from the exploitation of the nation's mineral resources;

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

        On 11 October 2007, Sasol Mining announced the implementation of a BEE transaction valued at approximately R1,8 billion in terms whereof a black-woman controlled mining company called Ixia Coal (Pty) Ltd (Ixia), acquired 20% of Sasol Mining's shareholding through the issue of new shares. The transaction increased Sasol Mining's BEE ownership component by 20%. The effective date of the Ixia Coal transaction was 29 September 2010, when the remaining conditions precedent were met. Refer to "Item 5A—Operating results—Sasol Mining Ixia BEE transactions".

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

        The Charter requires liquid fuels companies, including Sasol Oil, among other things, to ensure that HDSAs hold at least 25% equity ownership in the South African entity holding their operating assets by the end of a period of 10 years from the date of the signing of the Charter.

        In order to meet the equity ownership objective of the Charter, Sasol Limited concluded a black economic empowerment (BEE) transaction with an HDSA owned company, Tshwarisano LFB Investment (Pty) Ltd (Tshwarisano), with an effective date of 1 July 2006, in terms of which transaction Sasol Limited disposed of 25% of its shareholding in Sasol Oil to Tshwarisano. Refer to "Item 5A—Operating results—Broad-based Black Economic Empowerment transactions".

        The Charter also requires liquid fuels companies to adopt policies to further the other empowerment objectives of the Charter, among other things, employment equity, preferential procurement and skills development.

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

BEE policies and legislation

        The Broad-based Black Economic Empowerment Act, underpinned by the scorecard setting out clear targets for broad-based BEE, was promulgated into law on 9 February 2003. The scorecard measures the following areas:

  •
  ownership;

  •
  management and control;

  •
  employment equity;

  •
  skills development;

  •
  procurement;

  •
  enterprise development; and

  •
  socio-economic development.

        As from 1 July 2006, Sasol Oil has met the 25% BEE ownership target with Tshwarisano holding 25% of the shares in Sasol Oil in line with the Charter.

Employees

        In keeping with the spirit of the Charter, as well as the Employment Equity Act, we have set employment equity targets. This requires that advantageous treatment be given to HDSAs in aspects of employment such as hiring and promotion. Employment equity targets are set out and reviewed periodically to ensure that they are met. Special training and mentorship programmes are in place to create a work environment that is suited to the successful nurturing of HDSA staff.

Procurement

        Procurement is a crucial element of BEE as set out in the Charter, as well as in other industry charters and government policy. BEE procurement affords smaller industry players the opportunity to participate meaningfully in the sector. As prescribed in the Charter, HDSA owned companies are accorded preferred supplier status as far as possible.

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

        All claims had to have been lodged with the Land Claims Commission by 31 December 1998. Although this was the final date for filing claims, many claims lodged before the deadline are still being reviewed and not all parties who are subject to claims have yet been notified. We have not been notified of any land claim that could have a material adverse effect on our rights to any of our significant properties. Sasol has however been notified of a potential land claim over a property that we believe belongs to Sasol Synfuels, namely the farm Goedehoop 301 IS. During the Land Claims Commission's last visit to the affected property/ies on 24 February 2012, measurements were taken to calculate the size of the land in respect of which the claimants were allegedly dispossessed for purposes of calculating the quantum of compensation payable. Although we have not received any written confirmation in respect of the remedy that will be granted to the claimants in this matter, the Land Claims Commission did indicate verbally that they acknowledge that the land is not suitable for restoration of ownership and all indications are that compensation may be paid to the claimants by the government. In 2012, Sasol received a notification of a further land claim instituted over parts of the farm Grootvlein 293 IS. Sasol Mining is the owner of Portions 13 and 29 of the farm Grootvlein 293 IS. At this stage it is unclear which portions of the farm fall within the land claim and whether the claim has any merit. In February 2013, Sasol received a notification of a further land claim instituted over Portion 8 of the farm Rietvley 320S that belongs to Sasol Synfuels. The property is of significant importance for Sasol Synfuels since the new ash dam will be partly constructed on this property. This property is already traversed by a Sasol Mining conveyor belt and another conveyor belt is due to cross the property in future. Sasol Synfuels was offered R2,7 million to procure the property for the purposes of settling the claim. Sasol Synfuels has informed the Land Claims Commissioner of reasons why the property could not be sold and is awaiting a response.

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

        The MPRDA adopts the environmental management principles and environmental impact assessment provisions of the National Environmental Management Act (NEMA). The MPRDA addresses the allocation of responsibilities for environmental damage, pollution and degradation and imposes rehabilitation obligations. It significantly extends the scope of liability of directors who may be jointly and severally liable for any unacceptable negative impact on the environment, advertently or inadvertently caused by the company. It also allows the state to take remedial action and claim costs. It contains the requirement for an environmental management programme/plan for all prospecting and mining operations and prohibits the carrying out of mining activities before the approval of the programme/plan. When rehabilitation is required, it is not limited to the land surface. We comply with the MPRDA. The South African government has also adopted the MPRDA Amendment Act, 49 of 2008, and the NEMA Amendment Act, 62 of 2008, in an effort to streamline environmental approvals. The MPRDA Amendment Bill 2008 came into effect on 7 June 2013, but the MPRD Amendment Bill, 2013 has already been introduced into Parliament and public hearings on the 2013 MPRD Amendment Bill will take place during September 2013. Whilst the implementation of the 2008 MPRDA Amendment Bill has some impact on our business, the 2013 MPRD Amendment Bill will have various significant impacts on our business once promulgated. The more severe impacts relate mainly to restrictions on the export of minerals and compulsory selling of a percentage of production of coal to a local beneficiator at a prescribed price, providing wider discretion to the Minister of Mineral Resources in decision making and providing that, mining companies will remain liable for rehabilitation post mine closure even if a closure certificate is granted by the Department of Mineral Resources. We are engaging with the Department of Mineral Resources and the Parliamentary Portfolio Committee to raise our concerns on the proposed amendments.

Mining rights

        Transitional provisions were included in the MPRDA, which phases out privately held mineral rights held under the repealed legislation. The transitional period came to an end on 30 April 2009, and we have complied with all requirements. All old order prospecting rights have been converted to new order prospecting rights and all our old order mining rights have been converted to new order mining rights. The mining rights in respect of the Mooikraal Operations have been granted for 30 years, while those in respect of the Secunda area have been granted for 10 years, after which both are capable of renewal. The mining rights in respect of the Secunda area were only granted for a 10 year period as Sasol Mining did not comply with the 26% BEE ownership requirement at the time of conversion. However, on 11 May 2012 the Department of Mineral Resources approved that the Sasol Inzalo Employee Share Option Programme contributes to Sasol Mining's BEE status, through Sasol Mining's participation in the Sasol Inzalo Employee Share Option Programme (ESOP). This brings Sasol Mining BEE ownership to above 40%, which will subsequently enable the Department of Mineral Resources to extend the validity period of the mining rights to 30 years. Sasol Mining exceeds the Mining Charter's current requirements of 26% BEE ownership by 2014. In this regard it should be noted that the holder of a mining right has the right to apply and be granted renewal of a mining right, subject to meeting specified requirements of the MPRDA and the Minister of Mineral Resources must grant renewal if these requirements have been met. Rights can be renewed for periods not exceeding 30 years at a time.

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

        Furthermore, royalties from mining activities are payable to the state, as from 1 March 2010, under provisions contained in the Mineral and Petroleum Resources Royalty Act, 28 of 2008, and the Mineral and Petroleum Royalty Administration Act, 29 of 2008. The most significant feature of the acts is that the royalty is determinable in accordance with a formula-based system. The impact on Sasol Mining for the year ended 30 June 2013 is a cost of R43,9 million (2012—R34,9 million). The royalty is deductible for normal income tax purposes.

Regulation of pipeline gas activities in South Africa

The Gas Act

        The Gas Act, which is currently being revised, came into effect on 1 November 2005. The Gas Act regulates matters relating to gas transmission, storage, distribution, liquefaction and re-gasification activities. Among its stated objectives are:

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

        In terms of the RRM, licencees are required to submit six monthly financial reports to NERSA in compliance with the RRM requirements. The RRM obliges licencees to agree to an implementation plan with NERSA, which includes an agreement on a cost allocation manual which will enable the conversion of Sasol Gas' statutory financial statements to the format required by NERSA as well as the date for the submission of the relevant financial statements to NERSA. Sasol Gas submitted its implementation plan and engaged with NERSA in order to agree the process and schedule for implementation. Separate financial reports are required for the different regulated activities of a licencee. Compliance with the RRM requirements necessitates regulatory reporting and accounting activities in addition to the existing statutory accounting and reporting requirements of Sasol Gas and Republic of Mozambique Pipeline Investments Company (Pty) Ltd (Rompco). Sasol Gas implemented substantial upgrades to its Enterprise Resource Planning (ERP) system in 2010 in order to enable compliance with the RRM requirements. In accordance with the RRM implementation plan agreed with NERSA, Sasol Gas is required to make its first regulatory report submission by the end of December 2013 in respect of the 2013 financial year. Rompco submitted its first regulatory report in September 2011, for the 2010 financial year, and is expected to submit the 2013 regulatory report in December 2013.

The National Energy Regulator Act

        The National Energy Regulator Act came into operation on 15 September 2005. The National Energy Regulator Act provides for the establishment of a single regulator to regulate the piped gas, petroleum pipeline and electricity industries and for the functions and composition of the energy regulator. On 1 November 2005, NERSA, pursuant to the National Energy Regulator Act, came into existence.

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

        The 10 year regulatory dispensation negotiated with the South African government with respect to the supply of Mozambican natural gas to the South African market is expiring in March 2014. In accordance with the regulatory framework relating to gas prices and tariffs, NERSA has on 26 March 2013 approved transmission tariffs and maximum gas prices which will apply to our gas business in South Africa after the expiry of the aforesaid regulatory dispensation. We cannot assure you that the provisions of the Gas Act and the implementation of a new gas price and tariff methodology pursuant to the NERSA approvals will not have a material adverse impact on our business, operating results, cash flows and financial condition.

The Gas Regulator Levies Act

        The Gas Regulator Levies Act came into effect on 1 November 2005. It provides for the imposition of levies by the Gas Regulator on the amount of gas delivered by importers and producers to inlet flanges of transmission or distribution pipelines. These levies will be used to meet the general administrative and other costs of the gas regulation activities of NERSA and the functions performed by NERSA in this regard. In terms of the Act, NERSA has to submit a budget to the Minister of Energy, which after approval by the minister in conjunction with the Minister of Finance, will be relayed into a levy charged as a per gigajoule levy on the volumes of gas transported. The collection of levies commenced in September 2006. During the NERSA financial year which ended on 31 March 2013, Sasol Gas paid a total amount of R56,1 million in levies under this Act. For the NERSA financial year ending on 31 March 2014, the levies have been confirmed to be R0,3017/GJ (2012—R0,3498/GJ). The levies have yet to receive the required ministerial approval. It is anticipated that approximately R54,8 million will be paid in levies during this period.

Regulation of petroleum-related activities in South Africa

The Petroleum Products Amendment Act (Amendment Act)

        The Amendment Act, which amends the Petroleum Products Act and became effective in 2006, prescribes that a person may not be involved in the activities of manufacturing, wholesaling, holding or development of retail sites and retail sale of petroleum products without the appropriate licence having been issued in terms of the Amendment Act. The Amendment Act deems any person, who was, at the time of commencement of an act amending the Petroleum Products Act in 2003, involved in the aforementioned activities, to be a holder of a licence for that activity, provided such person has applied for such licence. With the exception of licences for new retail site developments, applications for which are approved on an on-going basis on a per site basis, Sasol Oil is not at risk from a licensing perspective.

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

  •
  Changes to align South African liquid fuels specifications with those prevailing in Europe are currently under discussion. It is expected that these new specifications will pertain to all liquid fuels consumed in South Africa by July 2017. Compliance with these new specifications will require substantial, however as yet not finalised, capital investments at both National Petroleum Refiners of South Africa (Pty) Ltd (Natref) and Sasol Synfuels. Discussions regarding cost recoveries and/or incentives for these prospective capital investments are on-going with the South African government; and

  •
  Regulations to oblige licenced manufacturers and/or wholesalers to keep minimum levels of market-ready petrol, diesel, illuminating paraffin, jet fuel and liquid petroleum gas (LPG) are currently under consideration by the Department of Energy. No indications on volumes, cost recovery and compensation mechanisms available as yet.

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

Safety, health and environment

        We are committed to operating under safe working practices, eliminating incidents and avoiding harm to people, facilities and the environment. Our safety, health and environment (SHE) performance is driven by the quest for continuous improvement that will help us achieve our vision of being a world class company committed to zero harm.

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

        Specific governance structures were developed to address greenhouse gas challenges facing the group. In September 2010, a group strategic project team was constituted to manage the group's response to the South African government's publication of a white paper on a climate change response policy and carbon tax discussion documents published in November 2011 and May 2013. We responded by indicating that Sasol does not support the proposed carbon tax in its current form as:

  •
  a thorough analysis of the potential impacts and alternative options have not been performed;

  •
  it does not align with South Africa's broader mitigation policy; and

  •
  it does not sufficiently take account of South Africa's carbon mitigation and socio-economic challenges.

        Our experts are participating in several working groups, together with the South African government and other stakeholders, to develop the standards and guidelines which would give effect to the country's climate change response white paper.

        In 2012, a special project team was also constituted. The objective of this strategic project is to resolve uncertainties and ensure the implementation of proper strategies and programmes to address compliance within the current air quality legislative challenges and concerns. This project also covers waste legislation. An internal carbon credit management committee, which is governed within our Sasol New Energy business, facilitates the governance of carbon credits obtained through, amongst others, the clean development mechanism (CDM). We support the voluntary Energy Efficiency Accord championed by the South African Department of Energy.

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

Health and safety management

        Occupational safety.    Tragically five people lost their lives in work-related incidents in 2013. Two of these occurred on public roads in South Africa and three occurred on Sasol operated facilities. The prevention of work-related fatalities remains a Group priority.

        Fires, explosions and releases.    The manufacture of Sasol products involves using flammable and toxic substances, often at high pressures and temperatures. Hence, managing the risk of fires, explosions and releases of hazardous substances is essential for us. Fires, explosions and releases are reported and investigated and efforts to reduce the frequency and severity of these events are managed through a dedicated Process Safety Management structure and plan.

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

        Health.    Although Sasol has strong pro-active measures for managing occupational health, work related illnesses continue to be diagnosed specifically in our Sasol Mining operations. Most of these can be attributed to historic exposures. The specific illness recordings is exacerbated by an increasing age profile of our employees in mining and the prevalence of Human Immunodeficiency Virus (HIV)/Acquired Immune Deficiency Syndrome (AIDS) which diminishes the immune system and increases likelihood of contracting secondary disease.

        Emissions.    Because of the nature of some of our processes, including coal gasification for the production of petrochemical products, our operations generate relatively high carbon dioxide emissions—mainly our coal gasification operations situated in South Africa. South Africa is classified as a developing country in terms of the Kyoto Protocol and though we are largely exempt from the emissions reduction targets required under the Protocol, we have implemented a successful project to replace coal as a feedstock with natural gas at our Sasolburg chemical operations. It is important to note that South Africa has submitted voluntary emission reduction pledges for the Copenhagen Accord, which were captured in the Climate Change Response White Paper. Refer also to "Item 3.D—Risk factors—Changes in safety, health and environmental regulations and legislation and public opinion may adversely affect our business, operating results, cash flows and financial condition".

        In recent years, global understanding and awareness regarding climate change have increased significantly. We regularly review our greenhouse gas (GHG) policy and GHG targets as developments in the international carbon negotiations take place. We have set targets for reducing GHG emissions intensity by 15% by 2020 on the 2005 baseline. In addition, new CTL plants commissioned before 2020 have a target emissions reduction of 20%, increasing to 30% reduction for new CTL plants commissioned by 2030 (with the 2005 designs as the baseline) as a precautionary measure. The Sasol New Energy business is pursuing opportunities in low carbon electricity, energy efficiency and clean coal. Some of these potential solutions are not yet proven on a large scale and face regulatory, economic, technical, geological and geographical challenges.

        We monitor and measure ambient air quality around our South African plants. Our operations in the US have reduced reported emissions under the Toxic Release Inventory by over 92% since reporting began in 1987. Significant efforts are being made to reduce hydrogen sulphide and volatile organic-compound (VOC) emissions emanating from our Secunda operations, the former mainly brought about by the commissioning of a sulphuric acid plant. Moreover, the implementation of the VOC reduction programme will result in significant decreases in fugitive emissions from our operations.

        Water.    Water use is increasingly becoming a source of concern, not only in mining, but in all our operations, in particular in South Africa, Qatar and other arid countries. A series of water treatment and saving programmes and projects were introduced or are currently under way to address challenges in all of our operations. Current initiatives in South Africa include water offsetting projects in collaboration with local authorities. We have also set internal targets for water efficiency. Sasol endorsed the United Nations Global Compact CEO Water Mandate which presents a comprehensive approach to water management. It is a voluntary initiative to positively contribute to sustainable water resource management.

        Land remediation and rehabilitation.    As a result of our chemicals and fuels processes, we have particular land management risks that we have addressed or are currently addressing. A group wide approach towards contaminated land management and remediation is adopted in order to ensure that all areas of potential liabilities are adequately addressed and managed in accordance with applicable legal requirements.

        Waste.    Potential risks associated with waste generation, management and disposal are a priority for us. Historical legacies are addressed in accordance with relevant legal requirements, and cleaner production techniques are implemented to address future risks. Where we acquire new plants, we aim to identify the attendant risks and seek the necessary indemnities from the sellers. Where we have not secured such indemnities, we rely on the relevant assessment information to manage the associated liabilities of the non-material risks.

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

        Product Stewardship.    We have a product stewardship implementation plan according to the requirements of the International Council of Chemicals Associations (ICCA) global product strategy (GPS). The implementation of the GPS requires a more structured and far wider process for chemical products management within the chemical industry and with customers and other stakeholders.

        We are following all changes in product registration requirements in regions such as the US and Asia-Pacific (e.g. China) in order to ensure compliance to these requirements and maintaining the ability to trade our products lawfully.

        This includes the European Registration, Evaluation, and Authorisation of Chemicals (REACH) regulations that came into effect on 1 June 2007, aiming to improve the protection of human health and the environment while maintaining competitive trade. We ensure that substances that constitute our products and that are subject to REACH will meet these requirements.

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

        National Environmental Management Act.    The National Environmental Management Act (the Act) provides for co-operative environmental governance and coordination of the environmental functions of the government. The Act regulates environmental authorisation requirements, compliance and provides for enforcement measures including provision for fines of up to R10 million. These governance and enforcement measures also extend to special environmental management acts, such as the Waste Act, the Water Act and the Air Quality Act. The Act principally imposes a duty of care on persons who have or may pollute or degrade the environment and other responsible parties to take reasonable measures to prevent and remediate environmental damage, protects workers' and provides for control over emergency incidents. Non-compliances with provisions on, amongst other things, the duty of care and reporting of significant incidents, is regarded as offences under the Act.

        National Environmental Management: Biodiversity Act.    This act deals with various issues relating to biological diversity including its management and conservation.

        Mineral and Petroleum Resources Development Act.    Environmental governance with respect to mining, prospecting, production and exploration is regulated under the MPRDA, consistent with the provisions of the National Environmental Management Act. This act makes provision for the effective management of impacts associated with mining activities. An environmental management programme or plan (EMP) must be compiled and approved by the Department of Mineral Resources, and regularly reviewed. The EMP is required to cover potential environmental as well as socio-economic impacts. This act further requires the making of financial provision for the rehabilitation or management of negative environmental impacts.

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

Air quality protection

        The National Environmental Management: Air Quality Act.    This act came into full effect on 1 April 2010. In terms of this act, the Department of Environmental Affairs (the Department) imposes stricter standards on air quality management in South Africa, through the adoption of ambient and minimum point source emission standards. The minimum point source emission standards impose different standards for new and existing facilities effective from 1 April 2010. New facilities must comply with the standards immediately. Existing facilities have five years within which to comply with standards imposed thereon and must comply with the standards imposed for new facilities within 10 years. Compliance with the minimum point source emission standards will result in significant capital and operational costs. In 2012, a special project team was constituted to resolve uncertainties and ensure the implementation of proper strategies and programmes to address compliance within the current air quality legislative challenges and concerns.

        The Department has declared the Vaal Triangle (where the Sasolburg plant is situated) and the Highveld area (where our Secunda operations are situated) as Priority Areas. The Vaal Triangle and Highveld Priority Area Air Quality Improvement Plans are being implemented. Compliance with the provisions of these plans will have significant cost implications.

        Climate change management:    Some of our processes in South Africa, especially coal gasification, result in relatively high carbon dioxide emissions. South Africa is considered a developing country in terms of the Kyoto Protocol and, accordingly, it is largely exempt from the emissions reductions required. However, government has committed to emission reduction pledges under the voluntary Copenhagen accord which is incorporated in the National Climate Change Response White Paper published in November 2011. In May 2013, a second carbon tax discussion document was published for comment. The comment period closed on 31 August 2013.

Waste

        The National Environmental Management: Waste Act.    The act introduces legislative requirements on all aspects of waste management in a comprehensive manner. The act also regulates on contaminated land management, but this section of the act is not in effect yet and is dependent on the finalisation of regulations and standards on contaminated land which is expected in the late 2013 calendar year. The act imposes various duties on holders of waste (being any person who stores, accumulates, transports, processes, treats and disposes of waste). These duties are potentially far reaching as waste is broadly defined. The act also requires licences to be obtained for the commencement, undertaking or conducting of waste management activities. The act further regulates waste information systems and provides for specific regulation of priority wastes. Compliance with specific provisions of the Waste Act with regards to contaminated land and waste management may have significant cost implications.

Hazardous substances

        Hazardous Substances Act.    This act provides for the control and licensing of substances that may cause injury, ill-health or death to human beings by reason of their toxic, corrosive, irritant, strongly sensitising or flammable nature. Regulations have also been proposed providing for the adoption of the United Nations Globally Harmonised System for the classification and labelling of chemicals. This will facilitate alignment with existing international practices.

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

Health and safety

        Occupational Health and Safety Act.    This act covers a number of areas of employment activity and use of machinery in South Africa, excluding mining activities. This act and specific regulations thereunder impose various obligations on employers and others to maintain a safe workplace and minimise the exposure of employees and the public to workplace hazards, and establish penalties and a system of administrative fines for non-compliance.

        Mine Health and Safety Act.    This act is to protect the health and safety of persons at mines by requiring that employers and others ensure that their operating and non-operating mines provide a safe and healthy working environment, determining penalties and a system of administrative fines for non-compliance, and giving the Minister of Mineral Resources the right to restrict or stop work at any mine and require an employer to take steps to minimise health and safety risks at any mine.

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

        European Directive 96/61/EC (Integrated Pollution Prevention and Control) provides that companies must obtain an integrated authorisation for all environmental impact. This directive has been replaced by the Industrial Emissions Directive (2010/75/EU), which came into effect on 6 January 2011.

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

Environmental compliance

        Sasol North America (Sasol NA), Sasol Wax North America, Sasol Chemicals North America and Merisol are subject to numerous federal, state, and local laws and regulations that regulate the discharge of materials into the environment or that otherwise relate to the protection of human health and the environment. As with the chemical industry, generally, compliance with existing and anticipated environmental, health, safety, and process safety laws and regulations increases the overall cost of business, including capital costs to construct, maintain, and upgrade equipment and facilities. These laws and regulations have required, and are expected to continue to require Sasol NA, Sasol Wax North America, Sasol Chemicals North America and Merisol to make significant expenditures of both a capital and expense nature. Environmental compliance expenditures for Sasol NA and Merisol's manufacturing sites for the next five years are estimated to range from US$3 million to US$7 million per year.

Remedial action

        Sasol NA's total estimated liability at 30 June 2013 for its 10% share of Bayou Verdine and the Calcasieu Estuary CERCLA Site is approximately US$500 000. Under the agreement for the acquisition of Sasol Chemie, 80% of Sasol NA's estuary related remediation costs are expected to be indemnified by RWE-DEA AG, and will continue to be indemnified until at least 1 March 2023.

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

        The body of environmental legislation is growing and comprises Decree 45/2004 of 29 September—Regulation on Environmental Impact Assessment Process. The EIA for Exploration development and production of petroleum activities, gas and mineral resources extractive industry is governed by specific regulation.

        Decree no.18/2004, of 2 June—The Regulation on Environmental Quality and Effluent Emissions Standards aims to establish the standards for environmental quality and for effluents release in order to assure the effective control and maintenance of the admissible standards of concentration of polluting substances on the environmental components.

        Decree 32/2003 of 12 August—Regulation on the Environmental Audit Process, establish that the costs of an environmental audit are to be exclusively supported by the applicant, i.e. Sasol (for private audits) and the Government (for public audits).The Regulation on Environmental Inspections (11/2006), the Regulation on Waste Management (13/2006), General Directives for Environmental Impact Studies (129/2006), the Public Participation Process (130/2006) and a Decree (56/2010) on Environmental Regulation for Petroleum Operations.

        In terms of environmental protection and safety, the Petroleum Act (3/2001) and the Petroleum Operations Regulations (24/2004) require holders of exploration and production rights to conduct petroleum operations in compliance with environmental and other applicable legislation. Petroleum operations must be understood as all or any activities related to exploration, development, separation and treatment, storage, transportation and sale or delivery of petroleum from the point of export, or to the agreed supply point in the Republic of Mozambique will have to comply with the environmental and other applicable legislation, and includes Natural Gas processing and the closure of all concluded activities.

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

        Mining Law no. 14/2002, of 26 June 2002. This law governs the terms for the exercise of the rights and obligations regarding the use of mineral resources taking into account the environment, aiming its rational utilisation to the benefit of the national economy.

        Decree no. 26/2004, Environmental Regulation for Mining Activity, BR, no. 33, I Serie, 2nd Supplement, 20 August 2004. For purpose of the present regulation, the following terms shall have the meaning indicated: Level 1 Activities—small-scale operations undertaken by individuals or cooperatives as well as reconnaissance and exploration operations not involving mechanised methods.

        In accordance with the constitution of Mozambique, the land and the natural resources of the soil and the subsoil of the territorial waters and continental shelf are the property of the state, which determines the conditions for their development and use, through the Land Act (19/97, of 1 October) and Regulation of Land Act (Decree 66/98 of 8 December).

        Law no. 10/88, Legal Protection of the Cultural and Natural Heritage of Mozambique, of 22 December. The present law applies to all cultural heritages in possession of the State, public law institutions, individual or collective persons, without prejudice of the right of property, as well as cultural heritage that shall be discovered in the Mozambican territory in the soil, underground, bed of inland waters and continental shelf.

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

        The Environmental Protection Law, Decree-Law No. (30) of 2002 is aimed at protection of the environment, prevention of pollution (short -and long-term) and sustainable development by providing for development of natural resources for the benefit of the present and future generations, the protection of society, human health and other living creatures, and protection of the environment from the damaging effect of activities outside of the State of Qatar.

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

4.C    Organisational Structure

        Sasol Limited is the ultimate parent of the Sasol group of companies. Our wholly owned subsidiary, Sasol Investment Company (Pty) Ltd, a company incorporated in the Republic of South Africa, holds primarily our interests in companies incorporated outside South Africa. The following table presents each of Sasol's significant subsidiaries (including direct and indirect holdings), the nature of business, percentage of shares of each subsidiary owned and the country of incorporation at 30 June 2013.

Name	Nature of business	Percentage ownership		Country of incorporation
Sasol Mining (Pty) Ltd	Coal mining activities	89,8	(1)	South Africa
Sasol Mining Holdings (Pty) Ltd	Holding company for the group's mining interests	100		South Africa
Sasol Synfuels (Pty) Ltd	Production of liquid fuel components, gases and chemical products and refining of tar acids	100		South Africa
Sasol Technology (Pty) Ltd	Engineering services, research and development and technology transfer	100		South Africa
Sasol Financing (Pty) Ltd	Management of cash resources, investment and procurement of loans (for South African operations)	100		South Africa

Name	Nature of business	Percentage ownership		Country of incorporation
Sasol Investment Company (Pty) Ltd	Holding company of the group's foreign investments (and investment in movable and immovable property)	100		South Africa
Sasol Chemical Industries Limited	Production and marketing of mining explosives, gases, petrochemicals, fertilisers and waxes	100		South Africa
Sasol Gas Holdings (Pty) Ltd	Holding company for the group's gas interests	100		South Africa
Sasol Oil (Pty) Ltd	Marketing of fuels and lubricants	75		South Africa
Republic of Mozambique Pipeline Investments Company (Pty) Ltd	Owning and operating the natural gas transmission pipeline between Temane in Mozambique and Secunda in South Africa for the transportation of natural gas produced in Mozambique to markets in Mozambique and South Africa	50	(2)	South Africa
Sasol Chemical Holdings International (Pty) Ltd	Investment in the Sasol Chemie group	100		South Africa
Sasol Chemicals Europe Limited	Marketing and distribution of chemical products	100		United Kingdom
Sasol Chemicals Pacific Limited	Marketing and distribution of chemical products	100		Hong Kong
Sasol Financing International Plc	Management of cash resources, investment and procurement of loans (for operations outside South Africa)	100		Isle of Man
Sasol Gas Limited	Marketing, distribution and transportation of pipeline gas and the maintenance of pipelines used to transport gas	100		South Africa
Sasol Group Services (Pty) Ltd	Supplier of functional core and shared services to the Sasol group of companies	100		South Africa
Sasol Oil International Limited	Buying and selling of crude oil	75	(3)	Isle of Man
Sasol Petroleum International (Pty) Ltd	Exploration, development, production, marketing and distribution of natural oil and gas and associated products	100		South Africa

Name	Nature of business	Percentage ownership		Country of incorporation
Sasol Canada Exploration and Production Limited (SCEPL)	General partner in, and management of, the Sasol Canada Exploration and Production Limited Partnership (SCEP LP) which holds Sasol's upstream interests in the Sasol Talisman Montney Partnership in Canada	100		Canada
Sasol Canada Holdings Limited	Downstream studies and activities in Canada and limited partner with SCEPL in the SCEP LP	100		Canada
SPI International (Pty) Ltd	Holding company for Sasol Polymers' foreign investments	100		South Africa
Sasol Synfuels International (Pty) Ltd	Develop and implement international GTL and CTL ventures	100		South Africa
Sasol Wax International Aktiengesellschaft	Holding company for Sasol Wax (outside South Africa) operations	100		Germany
Sasol Wax GmbH	Production, marketing and distribution of waxes and wax related products	100		Germany
National Petroleum Refiners of South Africa (Pty) Ltd	Refining crude oil	47,73	(3)	South Africa
Sasol Chemie GmbH and Co. KG	Investment in the Sasol Germany GmbH, Sasol Solvents Germany GmbH and Sasol Olefins and Surfactants GmbH	100		Germany
Sasol Germany GmbH	Production, marketing and distribution of (chemical products) olefin and surfactant products	100		Germany
Sasol Solvents Germany GmbH	Production and marketing of solvents	100		Germany
Sasol Italy SpA	Trading and transportation of oil products, petrochemicals and chemical products and derivatives	99,9		Italy
Sasol Holdings (USA) (Pty) Ltd	To manage and hold the group's interests in the United States	100		South Africa
Merisol LP	Production, marketing and distribution of phenolics	100		United States
Sasol North America Inc.	Manufacturing of commodity and specialty chemicals	100		United States
Sasol Holdings (Asia Pacific) (Pty) Ltd	Holding company for Sasol Polymers' foreign investments	100		South Africa

(1)
This represents our effective holding through Sasol Mining Holdings (Pty) Ltd

(2)
This represents our effective holding through Sasol Gas Holdings (Pty) Ltd

(3)
This represents our effective holding through our 75% interest in Sasol Oil (Pty) Ltd

4.D    Property, plants and equipment

Plants and facilities

        We operate coal mines and a number of plants and facilities for the storage, manufacturing, processing and transportation of oil, chemicals and gas related raw materials, products and wastes. For a detailed discussion regarding the use, capacity and products of these facilities provided for each business refer to "Item 4.B—Business Overview".

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

Our Mozambican facilities

        In Mozambique, natural gas and condensate is produced from the Pande-Temane PPA asset which is operated by Sasol Petroleum Temane Limitada, a subsidiary of Sasol Petroleum International (Pty) Ltd (SPI). Production from the Temane and Pande fields is processed through a central processing facility (CPF) on a site of approximately 400 000 m2. The CPF is located some 700 km north of the Mozambican capital, Maputo.

        The processed gas is supplied to the local gas markets in Mozambique and the South African gas market through the pipeline owned by the Republic of Mozambique Pipeline Investments Company (Pty) Ltd, in which we have a 50% shareholding.

Our Gabon facilities

        In Gabon, oil is produced from the Etame Marin Permit asset which is operated by VAALCO Gabon (Etame) Inc. The facilities are located some 35 km offshore southern Gabon. Production from the Etame field is by means of subsea wells and through a floating production, storage and off-loading vessel (FPSO) contracted from Tinworth and which is moored offshore at the field location. Production from the Avouma and Ebouri fields is through minimum facilities fixed platforms which are tied back by pipelines to the FPSO. The processed oil is stored in tanks on the FPSO and is exported by tanker according to a nominations and lifting schedule defined by the buyer, taking regard of stock levels and production forecasts

Our Canadian facilities

        In Canada, natural gas and liquids are produced from the unconventional (shale/tight gas) Farrell Creek and Cypress A asset which is operated by Talisman Energy Inc. Production is by means of production wells, flowlines, gathering lines and processing facilities located in British Columbia, Canada. Farrell Creek gas is processed through processing facilities owned by us and Talisman, whilst Cypress A gas is processed and sold through third party production facilities. The approximate total gross size of the properties is 54 274 acres for Farrell Creek and 57 255 acres for Cypress A.

Our facilities in Germany

        Sasol Solvents has manufacturing sites based at two locations in Germany, the most significant of these facilities is Moers (site size approximately 808 000 m2; plant size 400 000 m2).

        Sasol Olefins & Surfactants operations are based at two locations in Germany, namely at Brunsbüttel (site size approximately 2,0 million m2; plant size 500 000 m2) and Marl (site size approximately 160 000 m2; plant size 75 000 m2).

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

        For more information regarding capital expenditure in respect of these properties and the related facilities and operations, refer to "Item 5.F—Liquidity and capital resources" for a description of our material plans to construct, expand and enhance our facilities.

Mining properties and operations

Mine systems and their production capacity

        Sasol Mining operates six mines, the annual nominated capacities and actual production values are indicated in the following table:

  Nominated capacity and production

Mine	Nominated capacity per year(1) (Mt)	2013 actual production (Mt)	2012 actual production (Mt)
Bosjesspruit (Secunda)	7,5	8,0	7,3
Brandspruit (Secunda)	6,6	7,3	7,1
Middelbult (Secunda)	8,3	7,4	7,4
Syferfontein (Secunda)	9,6	9,6	10,0
Twistdraai Export (Secunda)	6,1	6,1	6,3
Sigma : Mooikraal (Sasolburg)	2,2	1,7	1,9

(1)
The nominated capacity of the mines is the expected maximum production of that mine during normal operational hours.

        All mines employ the underground board and pillar mining method, using continuous miners. At Sasolburg, the Sigma Mine was established in 1950 and the Mooikraal shaft started production during 2006. In the Secunda area, production at the first two mines, Brandspruit and Bosjesspruit, commenced in 1977. Twistdraai and Middelbult followed during the early 1980s, while Syferfontein started production in 1992. The Brandspruit mine reserves are almost depleted and will be replaced by a new greenfields mine, Impumelelo, in a phased approach from 2014. In 1996, the Twistdraai Export mine was commissioned. The mine boundaries are extended based on on-going studies and new planning. All the production equipment is either replaced or overhauled on a regular basis according to a managed maintenance system.

Processing operations

        Export business—Secunda operations.    The export business was initiated in August 1996 as part of a growth strategy. To date, a total of 51,4 Mt of coal has been exported and 2,3 Mt of coal has been sold locally. This was beneficiated from 134,2 Mt at the Twistdraai Export Plant, from 1996 through 2013. Coal is fed to the beneficiation plant from the existing Twistdraai mine. The Twistdraai mine reserves are almost depleted and will be replaced by a new greenfields mine, Thubelisha, in a phased approach from 2014. The beneficiation plant produces a primary export product with an ash content of approximately 13,2% (air dried) as well as a secondary product for the Sasol Synfuels market.

        The export beneficiation plant has a design throughput capacity of 10,5 Mt per year. In 2013, 5,5 Mt was processed. The plant consists of a primary and secondary beneficiation stage. The primary stage comprises three modules with two identical feed streams each. The coal is fed at a rate of 300 tons per stream per hour, which is fed into three 800 millimetre (mm) diameter dense medium cyclones. There are a total of 18 cyclones in the primary stage. The secondary stage consists of two modules with two 1 000 mm diameter dense medium cyclones.

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

  •
  to prevent fine coal generation.

        The daily coal supply to Sasol Synfuels is approximately 112 000 tons.

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

        Core recovery exploration drilling.    This is the primary exploration technique that is applied in all exploration areas, especially during reconnaissance phases. In and around operational mines, the average vertical borehole density varies from 1:10 to 1:15 (boreholes per hectare), while in medium term mining areas, the average borehole density is in the order of 1:25. Depths of the boreholes drilled vary, depending on the depth to the Pre-Karoo basement, from 160 m to 380 m. The major application of this technique is to locate the coal horizons, to determine coal quality and to gather structural information about dolerite dykes and sills, and the associated de-volatilisation and displacement of coal reserves. This information is used to compile geological models and forms the basis of geological interpretation.

        Directional drilling. Directional drilling from surface to in-seam has been successfully applied for several years. A circular area with a radius of approximately 1,6 km of coal deposit can be covered by this method, from one drill site. The main objective of this approach is to locate dolerite dykes and transgressive dolerite sills, as well as faults with displacements larger than the coal seam thickness.

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

Computation and storage of geological information

        Geological information is stored in the Acquire database. Data validation and quality checking through several in-house methods is conducted regularly. Data modelling is conducted by manual interpretation and computer-derived geological models, using the Minex 6 edition of the GEOVIA/MINEX software. Reserves and composite qualities are computed using established and recognised geo-statistical techniques.

General stratigraphy

        The principal coal horizon, the Number 4 Lower Coal Seam, provides some 90,26% (2012—90,35%) of the total proved and probable reserves. The Number 4 Lower Coal Seam is one of six coal horizons occurring in the Vryheid Formation of the Karoo Supergroup, a permo-carboniferous aged, primarily sedimentary sequence. The coal seams are numbered from the oldest to the youngest.

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

        The other potential coal seam is:

  •
  The Number 2 Coal Seam at Middelbult mine and Impumelelo colliery have been included in our reserve base.

  Mining parameters and assumptions used during reserve estimation

  •
  Minimum mining height (meters):  the minimum mining height used is 2,2 m. The exception is Bosjesspruit colliery, where the height is 1,5 m.

  •
  Maximum mining height (meters):  the maximum mining height used is 4,8 m for the Thubelisha colliery.

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

  •
  Geological loss factor:  the geological loss factors vary in the respective blocks from 5,0% (Twistdraai) to 27,0% (Block 2S and Block 3 South) and averages at 11,38% in the operational mines. The geological loss factor is a discount factor applied to the gross in situ tonnage to take into account as yet unobserved geological features, which may occur. The geological loss factor is therefore a function of the borehole density and known geological complexity of the area, as well as the judgement of the competent person involved.

  •
  Mine layout losses:  the mine layout loss factors, expressed as a percentage of the in situ coal reserves used varies between 9,9% for Middelbult and 53,4% for Brandspruit where panels have been laid out but not scheduled. The mine layout loss factor is a discount factor required to account for the expected loss of coal reserves, due to actual mining activities, not reaching the defined boundary of the mineable in situ coal reserve block. The mine layout loss factors applied are therefore a function of the complexity of the depicted actual and anticipated geological structures and the actual historical loss factors experienced.

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

    Losses reported are 21,0% (2012—16,3%) for Syferfontein, and 7,3% (2012—7,7%) for Sigma Mooikraal.

  •
  Mining losses:  mining loss factor, expressed as a percentage of the mineable in situ coal reserve, vary between 33,5% for Bosjesspruit and 63,4% for the Number 2 Seam at Impumelelo. The mining loss factor is the discount factor required to account for the expected loss of coal reserves, due to actual mining activities, which requires support pillars to be left in situ. The mining loss factors applied are therefore a function of the mining method used and planned to be used, as well as the actual historical loss factors experienced.

  •
  Contamination factor:  the contamination factor expressed as a percentage of the extractable coal reserve, varies between 0,5% (2012—0,5%) for Syferfontein and 4,9% for Twistdraai and the average is 2,7%. The contamination factor refers to the extraneous coal and non-coal material which is unintentionally added to the practical mining horizon, as a result of the mining operations. The contamination factors applied are therefore a function of expected geological conditions in the immediate roof and floor of the mining horizon, as well as the actual and historical contamination factors experienced. Contamination factors are also influenced by the equipment selection relative to the planned mining height.

  •
  Superficial moisture factor:  the superficial moisture factor, expressed as a percentage of the extractable coal reserve, varies between 3,0% for Thubelisha and 6,6% for the C2 at Middelbult. The superficial moisture refers to the extraneous moisture added to the extracted coal as a result of the mining operations. The factors applied are therefore based mostly on the historical factors experienced.

Reserve estimation (remaining reserves at 31 March 2013)

        We have approximately 3,9 billion tons (Bt) (2012—4,0 Bt) of gross in situ proved and probable coal reserves in the Secunda Deposit and approximately 1,3 Bt (2012—1,3 Bt) of recoverable reserves. The coal reserve estimations are set out in table 1 below. Reported reserves have not been decreased by the synthetic oil reserves as reported in the supplemental oil and gas information, as the reserve disclosure in this section is inclusive of Sasol Mining's total coal resources and reserves available for mining operations. The different reserve areas are depicted on maps on pages M-4 and M-5, as well as whether a specific reserve area has been assigned to a specific mine.

Table 1.

Coal reserve estimations(1) as at 31 March 2013, in the Secunda area where we have converted mining rights (signed on 29 March 2010) in terms of the Mineral and Petroleum Resources Development Act, Act 28 of 2002

Reserve area	Gross in situ coal resource(2) (Mt)(5)	Geological discount (Mt)(5)	Mine layout losses (Mt)(5)	Extraction rate (%)	Recoverable reserves(3) (Mt)(5)	Beneficiated yield(4) (%)	Proved/ probable
Middelbult mine, number 4 seam	729	116	72	42	247	100	Proved
Middelbult mine, number 2 seam	61	12	6	41	19	100	Proved
Bosjesspruit mine	340	31	87	54	138	100	Proved
Twistdraai mine	27	1	10	55	13	P51,S20	Proved
Syferfontein mine	304	23	24	39	83	100	Proved
Brandspruit mine	96	5	51	49	30	100	Proved
Twistdraai Thubelisha shaft	677	116	13	67	264	P34,S39	Proved
Impumelelo, Block 2, number 4 seam	700	49	146	47	232	100	Proved
Impumelelo, Block 2, number 2 seam	369	26	93	35	63	100	Probable
Block 2 South, number 4 seam	363	98	49	54	122	100	Probable
Block 2 South, number 2 seam	133	36	18	54	45	100	Probable
Block 3 South	141	38	19	58	52	100	Probable

Total Secunda area	3 940				1 308

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

Coal qualities per associated reserve estimation (remaining reserves at 31 March 2013)

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

        The Sigma: Mooikraal mine started production during 2006. The production for 2013 is 1,7 Mt (2012—2,0 Mt), where the number 3 B seam is mined.

Selected mining horizon

        The determination of the selected mining horizon is driven primarily by the required coal quality for the steam process at Sasol Infrachem. In order to define the mining horizon, detailed sampling, with associated coal seam descriptions, are conducted. From this, both a visual and chemical correlation of the plies are made.

Reserve estimation

        Sasol Mining has 57 Mt (2012—60,7 Mt) proved recoverable coal reserves for supply to Sasol Infrachem for steam generation from the number 3B coal seam. The reserve estimation is depicted in Table 4 below.

Table 4.

        Coal reserve estimation(1) of proved and probable reserves, in areas where we have converted mining rights in the Sasolburg mining complex, in terms of the Mineral and Petroleum Resources Development Act, Act 28 of 2002.

Reserve area	Coal seam	Gross in situ coal resource(2) (Mt)(5)	Geological discount (Mt)(5)	Mine layout losses (Mt)(5)	Extraction rate (%)	Recoverable coal reserves(3&4) (Mt)(5)	Proved/ probable
Sigma : Mooikraal (Remainder)	3B	215	18	39	43	57	Proved

Total Sasolburg area		215				57

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

Coal qualities per associated reserve estimation (remaining reserves at 31 March 2013)

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

  Synthetic oil equivalent production, production prices and production costs

        The following table sets forth a summary of the synthetic oil equivalent average sales price and related production costs for the year shown:

	2013 South Africa	2012 South Africa	2011 South Africa
Average sales price per barrel (Rand per unit)	949,20	865,76	675,76
Average production cost per barrel (Rand per unit)	307,69	376,65	323,84
Production (millions of barrels)	49,7	42,4	44,1

Oil and gas production and exploration operations

        Sasol Petroleum International (Pty) Ltd (SPI) manages our global upstream interests and activities including exploration, appraisal, development and production of natural oil and gas. Through SPI, its subsidiaries and our Canadian holding companies, we currently have equity in producing assets with proved natural oil and gas reserves in Mozambique, Gabon and Canada; and interests in licences in Southern and Western Africa and Australia for exploration and development.

Mozambique producing assets

        In Mozambique, natural gas and condensate is produced from the onshore Pande-Temane PPA asset. Sasol Petroleum Temane Limitada, a subsidiary of SPI, is the operator and holds a 70% working interest in the asset under the terms and conditions of the Pande-Temane Petroleum Production Agreement. Production of natural gas and condensate is from the Temane and Pande onshore gas fields via a central processing facility (CPF) located some 700 km north of the Mozambican capital, Maputo. The CPF has been fully operational since the start of production from Temane in 2004. Production from Pande commenced in 2009.

        In 2013, the net economic interest production from the Pande-Temane PPA asset amounted to 94,6 Bscf gas and 300 000 bbl condensate; and the net economic interest proved reserves at 30 June 2013 are estimated to be 1 519,2 Bscf gas and 4,5 MMbbl condensate.

Mozambique exploration and development assets

        We also have equity in four non-producing licences which are operated by SPI subsidiaries, two are onshore and two are offshore.

        In the onshore Mozambique Pande-Temane Production Sharing Agreement (PSA) asset we hold a 100% interest, with Empresa Nacional de Hidrocarbonetos (ENH), the national oil company of Mozambique, being entitled, under the terms and conditions of the Pande-Temane Production Sharing Agreement, to a calculated share in any production. In November 2012 an appraisal report was submitted to the Instituto Nacional de Petroleo (INP), the petroleum regulator in Mozambique. Subsequent to submission of the report, in February 2013, notice of commercial discovery of some oil and gas accumulations was made followed by the declaration of two associated development and production areas in May 2013. Both areas are currently the subject of development studies. Also in February 2013, Commercial Assessment Periods were requested on a number of other discoveries in the PSA licence area.

        The other onshore Mozambique licensed area is the Exploration and Production Concession Area A, in which we hold a 100% paying interest, with ENH assigned a 10% carried interest until field development.

        Offshore Mozambique, we hold a 58,8% paying interest in the Exploration and Production Concession of the shallow water area of Blocks 16&19 (our partner holds a 41,2% paying interest), with ENH assigned a 15% carried interest until field development. This follows a relinquishment of the deepwater parts of the Concession at the end of the contract term on 30 June 2013. In the shallow water part of the licence, petroleum operations were suspended in 2008 until the Strategic Environmental Assessment (SEA) is completed.

        The other offshore Mozambique licence is the Exploration and Production Concession Sofala, in which we have a 100% paying interest, with ENH assigned a 15% carried interest until field development.

        The offshore Mozambique Exploration and Production Concession M-10 was relinquished in April 2013.

Gabon producing assets

        In Gabon, oil is produced from the offshore Etame Marin Permit asset. Under the terms of the Etame Marin Permit Exploration and Production Sharing Contract, we hold a 27,75% interest in the areas covered by Production Permits and a 30% interest in the exploration areas. The asset is operated by VAALCO Gabon (Etame) Inc. The permit contains three oil fields (Etame, Avouma and Ebouri) as well as other discoveries and prospects. The Etame field came on stream in 2002 and is producing oil through a floating production, storage and off-loading vessel (FPSO) moored over the Etame field. In 2007, the Avouma field was brought on stream, and the Ebouri field was brought on stream in 2009. Both these fields produce oil through minimum facilities fixed platforms that are tied back by pipelines to the Etame FPSO where production is commingled, processed and exported.

        In 2013, the net economic interest production from the Etame Marin Permit asset amounted to 1,3 MMbbl oil and the net economic interest proved reserves at 30 June 2013 are estimated to be 4,3 MMbbl oil.

Canada producing assets

        In Canada, natural gas and petroleum liquids are produced from the unconventional (shale/tight gas) Farrell Creek and Cypress A asset located in British Columbia. We acquired our 50% working interest in Farrell Creek and Cypress A by means of two transactions, with licence participation commencing on 1 January 2011, from Talisman Energy Inc., who operate the asset under the terms and conditions of the Talisman Sasol Montney Partnership agreements. Our equity is held via Canadian holding companies, which are subsidiaries of Sasol Investment Company (Pty) Ltd, a wholly-owned subsidiary of Sasol Limited, and is managed by SPI. Farrell Creek comprises 30 licences and leases and contains 91 producing wells (at 30 June 2013), associated gas gathering systems and a 320 MMscf/day processing facility. Cypress A comprises 27 licences and leases and contains 6 producing wells and associated gas gathering systems, with production that is processed through third party facilities.

        In 2013, production from the Farrell Creek and Cypress A asset amounted to 22,3 Bscf gas and 0,05 MMbbl petroleum liquids and the net economic interest proved reserves at 30 June 2013 are estimated to be 47,9 Bscf gas and 0,2 MMbbl liquids.

Other areas of exploration and development assets

        In Botswana we have 50% equity in three non-producing coalbed methane (CBM) and coal prospecting licences PL134/2010, PL135/2010 and PL136/2010 which are operated by an SPI subsidiary.

        In Nigeria we hold interests in two offshore deepwater licences. In the OML-140 licence we have a 5% interest. The licence is operated by Chevron. One area of OML-140 has been declared a discovery (Nsiko field) and the assessment of the development potential is on-going. The licence also includes part of the Bonga SW/Aparo oil field in which we have a 0,375% interest. This field is operated by Royal Dutch Shell under the terms of a Pre-Unitisation Agreement. In the OPL-214 licence we have a 5% interest. The licence is operated by ExxonMobil. One area of OPL-214 has been declared a discovery (Uge field) and the assessment of the development potential is on-going. In April 2012 the operator applied for conversion of OPL-214 to an Oil Mining Licence and the operator has engaged over the last year with the Government in order to clarify the OML boundary. The operator advises that industry experience has been that OML conversion approval could take up to two years.

        We no longer have an interest in the Nigeria OPL-247 licence. Approval of the reassignment to the original licence concessionaires was received in 2013.

        In the offshore Northwest Shelf of Australia we have a 45% interest in the Finder Exploration (Pty) Ltd operated ACP-52 licence. On receipt of all required approvals our equity will be reduced to 30% following a farm-down to Shell.

        We no longer have an interest in the offshore Australia licences WA-388 or WA-433. The WA-338 licence expired in August 2012 and our interest in WA-433 was transferred to our partners in May 2013.

        Approval of the relinquishment of exploration rights for South Africa Block 3A/4A was received in October 2012. In May 2013, SPI and PetroSA were awarded the area as a Technical Co-operation Permit (TCP) allowing studies for one year. Additionally, in South Africa an application for an Exploration Right over the existing Durban offshore TCP032 was submitted in September 2012 and is anticipated to be awarded in 2014.

        In Papua New Guinea, the PPL-285, PPL-286 and PPL-288 licences were surrendered in July 2012 with the remaining prospective acreage in the north of PPL-285 and PPL-288 being converted to a new licence PPL-426. PPL-287 was retained. In December 2012, we transferred operatorship of the licences to Talisman and in July 2013 we sold our equity in both PPL-287 and PPL-426 to Talisman. The sales of both PPL-287 and PPL-426 are subject to Government approval after which we will no longer have an interest in Papua New Guinea.

Reserve disclosure

        Proved developed and proved undeveloped reserves estimates:    The table below summarises the proved developed and proved undeveloped reserves of natural oil and gas for the producing assets managed by SPI, as at 30 June 2013. The total proved reserves estimate is 270,1 million barrels in oil equivalent terms.

Summary of natural oil and gas proved reserves at 30 June 2013

	Oil (Millions of barrels)	Natural gas (Billions of cubic feet)	Total Oil equivalent(1) (Millions of barrels)
Proved developed
Mozambique	1,7	680,5	115,1
Canada(2)	0,2	47,9	8,2
Gabon	2,0	0,0	2,0

	3,9	728,4	125,3

Proved undeveloped
Mozambique	2,8	838,7	142,5
Canada(2)	0,0	0,0	0,0
Gabon	2,3	0,0	2,3

	5,1	838,7	144,8

Total proved reserves	9,0	1 567,1	270,1

(1)
Six billion cubic feet of natural gas is converted to one million barrels of oil equivalent.

(2)
Canada reserves relate to unconventional natural gas (shale/tight gas).

        Mozambique proved reserves:    The Mozambique proved reserves are contained in the Pande-Temane PPA asset. These represent the net economic interest volumes that are attributable to SPI after the deduction of production tax. The reserves are limited by take or pay quantities defined in the six existing gas sales agreements for the remainder of the terms of the contracts.

        Gabon proved reserves:    The Gabon proved reserves are contained in the Etame Marin Permit asset. These represent the net economic interest volumes attributable to SPI after application of the terms of the Exploration and Production Sharing Contract.

        Canada proved reserves:    The Canada proved reserves are contained in the unconventional (shale/tight gas) Farrell Creek and Cypress A asset. Full development of the asset will require around 3 000 wells, of which only 4% have been drilled to date. In view of the low natural gas price in Western Canada and North America the extensive remaining development plan has slowed to adjust to market conditions. Reserves are presently limited to those volumes of gas and condensate that are forecast to be produced from existing or currently sanctioned wells.

        Changes to proved reserves:    The table below presents in oil equivalent terms the proved reserves of natural oil and gas for the producing assets managed by SPI, over the years shown and identifies the reasons for the changes in the estimates.

 Natural oil and gas proved reserves at 30 June 2013
(oil equivalent, million barrels(1))

	Mozambique	Canada(2)	Gabon	Total
Balance at 30 June 2011	258,1	9,2	3,7	271,0
Revisions	1,1	3,0	1,1	5,2
Improved recovery	—	—	0,6	0,6
Purchases	—	—	—	—
Commercial arrangements	—	—	0,1	0,1
Production	(13,8)	(2,8)	(1,5)	(18,1)

Balance at 30 June 2012	245,4	9,4	4,0	258,8
Revisions	(4,1)	1,1	0,6	(2,4)
Extensions and discoveries	—	—	—	—
Improved recovery	10,8	1,5	1,0	13,3
Purchases (sales)	—	—	—	—
Commercial arrangements	21,6	—	—	21,6
Operational factors	—	—	—	—
Production	(16,1)	(3,8)	(1,3)	(21,2)

Balance at 30 June 2013	257,6	8,2	4,3	270,1

Proved developed reserves
At 30 June 2011	123,3	1,2	3,7	128,2
At 30 June 2012	134,3	9,4	3,5	147,2
At 30 June 2013	115,1	8,2	2,0	125,3
Proved undeveloped reserves
At 30 June 2011	134,8	8,0	—	142,8
At 30 June 2012	111,1	—	0,5	111,6
At 30 June 2013	142,5	—	2,3	144,8

(1)
Six billion cubic feet of natural gas is converted to one million barrels of oil equivalent.

(2)
Canada reserves relate to unconventional natural gas (shale/tight gas).

        Proved undeveloped reserves converted to proved developed reserves:    Proved undeveloped reserves converted to proved developed reserves in 2013 (0,2 MMbbl) in Gabon resulted from the drilling and completion of Avouma development wells. The cost associated with this reserves movement are: ETBSM-1H workover—US$3 140 927 and EAVOM-3H development well capitalised—US$10 389 158.

        Proved developed reserves were added in Canada (8,6 Bscf) through the continued drilling programme but these volumes were not disclosed as proved undeveloped reserves last year. Net capital expenditure to Sasol was R2 622 million for well and pad preparation, drilling and completion activities and R555 million for associated infrastructure. The actual spending incurred by Sasol is affected by the capital carry obligations that form part of the consideration for Sasol's acquisition of its interest in the assets.

        Proved undeveloped reserves remaining undeveloped:    A significant volume of proved undeveloped natural gas reserves (around 650 Bscf) has remained undeveloped in the Mozambique Pande-Temane PPA asset for the last seven years. This volume was increased by about 190 Bscf this year as the result of new gas sales agreements. The total volume of some 840 Bscf represents gas that will be recovered as part of the approved field development plan and which is required to satisfy all existing gas sales agreements.

        Gas from Sasol Petroleum International's (SPI) Mozambican Pande-Temane PPA operations is sold under six gas sales contracts most of which extend to 2029 or beyond. The total proved gas reserves disclosed by us for Mozambique represent the future minimum off-take volumes under these contracts. Minimum delivery volumes are also specified in the contracts.

        In order to optimise timing of capital expenditures required to convert undeveloped reserves to developed reserves we regularly study production performance from the two fields and review plans for installation of additional compression and wells. The current estimate is that additional wells will not be required before 2024 but low-pressure compression is planned to be installed in phases between 2015 and 2023.

        Preparation of reserve estimates:    To ensure natural oil and gas reserves are appropriately estimated, are accurately disclosed and are compliant with current SEC regulations and Financial Accounting Standards Board (FASB) requirements, we have established and maintain guidelines and procedures, which are reviewed by suitably experienced independent external consultants, and a set of internal controls, which are in accordance with the requirements of the Sarbanes Oxley Act of 2002. The internal controls cover, amongst other matters, the segregation of duties between those who prepare, review and approve the estimates; confirmation that those who estimate the reserves are appropriately qualified and experienced; the review, by an internal panel containing an experienced independent external assessor or by an independent consultancy, of all estimated future production rates and future capital and operating costs to ensure that the assumptions, data, methods and procedures are appropriate; a review of the technologies used in the estimation process to determine reliability; confirmation that the compensation arrangements of those who are involved in the estimation of reserves are not materially affected by the reserves; and approval and authorisation arrangements to validate the economic assumptions and to ensure that only accurate, complete and consistent data are used in the estimation of reserves.

        The technical person within SPI, who is primarily responsible for overseeing the preparation of natural oil and gas reserves, is the Manager: Subsurface Characterisation & Engineering. The qualifications of the incumbent include a MA and MSc in Mathematics with 34 years' experience in oil and gas exploration and production activities and 26 years' experience in reserves estimation.

Natural oil and gas production, production prices and production costs

        Oil and gas production quantities:    The table below presents net production quantities, by final product sold, for the years shown.

Production for the year ended 30 June	Mozambique	Canada	Gabon	Total
2011
Natural gas, billion cubic feet	79,7	2,9	—	82,6
Oil, million barrels	0,3	—	1,9	2,2
Total oil equivalent, million barrels				15,9
2012
Natural gas, billion cubic feet	81,1	17,0	—	98,1
Oil, million barrels	0,3	—	1,5	1,8
Total oil equivalent, million barrels				18,1
2013
Natural gas, billion cubic feet	94,6	22,3	—	116,9
Oil, million barrels	0,3	—	1,3	1,6
Total oil equivalent, million barrels				21,2

        Oil and gas sales prices and production costs:    The table below summarises the average sales prices for natural gas or oil produced and the average production cost, not including ad valorem and severance taxes, per unit of production for each of the last three years.

Average sales prices and production costs for the year ended 30 June	Mozambique	Canada	Gabon
	Rand per unit
2011
Average sales prices
Natural gas, per thousand standard cubic feet	11,9	23,9	—
Liquids, per barrel	451,0	551,8	558,4
Average production cost*
Natural gas, per thousand standard cubic feet	2,3	7,9	—
Liquids, per barrel	—	—	80,8
2012
Average sales prices
Natural gas, per thousand standard cubic feet	15,8	18,7	—
Liquids, per barrel	636,6	650,2	741,7
Average production cost*
Natural gas, per thousand standard cubic feet	3,4	9,2	—
Liquids, per barrel	—	—	124,3
2013
Average sales prices
Natural gas, per thousand standard cubic feet	17,9	25,8	—
Liquids, per barrel	712,5	509,9	807,1
Average production cost*
Natural gas, per thousand standard cubic feet	3,4	13,1	—
Liquids, per barrel	—	—	195,3

*
Average production costs per unit of production are calculated according to the primary sales product.

Drilling and other exploratory and development activities

        Exploratory and development wells:    The table below provides the number of net exploratory wells and development wells completed regardless of when drilling was initiated, in each of the last three years.

Net number of wells drilled for the year ended 30 June	Mozambique	Canada	Gabon	Total
2011
Exploratory well—productive	1,0	—	—	1,0
Development well—productive	2,1	—	0,6	2,7
2012
Development well—productive	—	26,0	—	26,0
2013
Development well—productive	—	14,5	0,3	14,8

–
A dry well is an exploratory or development well that proves to be incapable of producing either oil or natural gas in sufficient quantities to justify completion.

–
A productive well is an exploratory or development well that is not a dry well.

Other exploratory and development drilling activities:

        The table below provides the number of net wells that are not exploratory wells or development wells, drilled in each of the last three years.

Net number of wells drilled for the year ended 30 June	Mozambique	Canada	Gabon	Other areas*	Total
2011
Stratigraphic test well exploratory type	2,0	—	0,3	0,6	2,9
2012
Stratigraphic test well exploratory type	—	—	—	0,4	0,4
Service well	—	0,5	—	—	0,5
2013
Stratigraphic test well exploratory type	0,4	—	0,3	4,5	5,2
Stratigraphic test well development type	—	0,5	—	—	0,5

*
Other areas comprises of Nigeria, Papua New Guinea, Australia and Botswana

–
A stratigraphic test well is drilled to obtain information pertaining to a specific geological condition and is customarily drilled without the intent of being completed. Stratigraphic test wells are 'exploratory type' if not drilled in a known area or 'development type' if drilled in known area.

–
A service well is an injection well, water supply / disposal well or an observation well.

        Exploratory and development activities in 2011:    The key activities in 2011 were in the Mozambique Pande-Temane PPA and Pande-Temane PSA assets and the Gabon Etame Marin Permit.

        In the Pande-Temane PPA asset, three development wells were completed and placed in production. In the Pande-Temane PSA asset, one (gross) horizontal exploratory well (I-9z) was drilled and liquid hydrocarbons were encountered. In the Gabon Etame Marin permit two (gross) development wells (ET-7H and ETBSM-2H) were drilled and placed in production.

        Additionally a number of stratigraphic test wells exploratory type were drilled in various assets. No commercial hydrocarbons were encountered and all the wells were subsequently plugged and abandoned.

        Mozambique exploratory and development activities 2012:    In the Pande-Temane PPA asset the main activity was the completion of the 183 MGJ/a CPF expansion project.

        In the Pande-Temane PSA licence an Extended Well Test (EWT) was conducted on the Inhassoro I-9z well to establish the economic viability of a liquids development. Cumulative production from the I-9z EWT since the well was opened in March 2012 was 41 900 barrels to 30 June 2012.

        Other exploration and pre-development activities and technical studies were undertaken in Mozambique including the acquisition of 3D and 2D seismic data in Sofala and Area A, respectively.

        Gabon exploratory and development activities 2012:    3D seismic data was acquired in the shallow water part of the Etame Marin Permit in 2012 and interpretation of the re-processed seismic dataset commenced with a view to identifying drillable exploration prospects and firming up resource estimates for potential new developments.

        Canada exploratory and development activities 2012:    In Canada, 52 (gross) wells were drilled in Farrell Creek, bringing the total wells drilled to 99 (gross), of which 82 are on-stream. The Farrell Creek CPF was expanded by the addition of two refrigeration units with 50 and 90 MMscf/day capacities, bringing the total processing capacity to 320 MMscf/day. In Cypress A there were 6 wells on stream. Additional 3D seismic data acquisition for Farrell Creek and Cypress A was completed.

        Other areas exploratory and development activities 2012:    The key activities undertaken in other areas in 2012 included the drilling of three (gross) stratigraphic test wells of exploratory type. Two of these (Uge-5 and Nza-1X) were commitment wells in the Nigeria OPL-214 licence and the other (Vucko-1) was a commitment well in the Australia WA-433 licence. Both the OPL-214 wells resulted in discoveries of oil and gas. The WA-433 well was dry and has been plugged and abandoned.

        In the other assets various exploration and pre-development activities and technical studies were undertaken including seismic processing and data interpretation in Papua New Guinea and the Australia ACP-52 licence and an aeromagnetic survey commenced in the Botswana PL134/2010, PL135/2010 and PL136/2010 licences.

        Mozambique exploratory and development activities 2013:    In the Pande-Temane PPA asset the main activity was a well surveillance programme, the results of which are currently being assessed. The low pressure compression project is currently at the detailed engineering stage with the procurement of long lead items initiated. The installation of the compressors will enable the existing wells to continue to meet the requirements of the existing gas sales contracts.

        In the Pande-Temane PSA licence the Extended Well Test (EWT) of the Inhassoro I-9z well was extended and completed in March 2013 to establish the economic viability of a liquids development. In November 2012, an appraisal report was submitted to the Instituto Nacional de Petroleo (INP), the petroleum regulator in Mozambique. Subsequent to submission of the report, in February 2013, notice of commercial discovery of some oil and gas accumulations was made followed by the declaration of two associated development and production areas in May 2013. Both areas are currently the subject of development studies. Also in February 2013, Commercial Assessment Periods were requested on a number of other discoveries in the PSA licence area.

        In November 2012, the Mupeji-1 exploration well in the offshore M-10 Concession was plugged and abandoned as a dry hole. The post-well analysis confirmed the absence of sufficient remaining potential to warrant continuing the exploration phase, and the licence was released at the end of the second period on 30 April 2013.

        Sasol relinquished the Njika discovery and deepwater parts of the offshore Blocks 16&19 Concession at end of the contract term on 30 June 2013, but has retained the shallow water area with a view to perform further studies when the outcome of the Strategic Environmental Assessment is known.

        In the offshore Sofala licence, the process to farm-down up to 35% Sasol equity in early 2013 resulted in no proposals. Further studies are continuing to determine if a prospect can be matured in the third period before the licence termination in January 2015.

        In onshore Area A, acquisition of 2D seismic data continued throughout 2013. By end of the year, more than half of the programmed 2 247 line kilometres had been acquired, with the completion targeted for October 2013.

        Gabon exploratory and development activities 2013:    The key development activity in the Etame Marin Permit in 2013 was the drilling of one (gross) horizontal development well on the Avouma field which proved an eastern area of the field and was immediately brought into production. Two workovers were also conducted in 2013.

        An exploration well was drilled as part of the 2012 drilling campaign. Both targets were encountered but discovered to be water-bearing, and the well was classified as a dry hole. The deepest section of the hole was plugged and abandoned but the top-hole section could be re-entered for additional, future drilling if required. Reprocessing of 3D seismic data has been completed, in tandem with the reprocessing of shallow water 2D lines in the shallower water area of the license. Analysis of the results is underway.

        A study was begun to examine the origin and characteristics of the H2S encountered in the Ebouri field and a project was initiated for Ebouri field crude sweetening. Sasol sanctioned the combined Ebouri Expansion and South East Etame and North Tchibala project in December 2012. All members of the Etame joint venture have approved the project. The Etame Field Development Plan was submitted to the Gabon authorities and verbal approval has been received. Engineering and design studies are in progress.

        Canada exploratory and development activities 2013:    In Farrell Creek a total of 29 (gross) development wells were drilled during this period, while 13 (gross) wells were completed, leaving 31 wells for completion in future periods. In addition, 1 stratigraphic test well was drilled in Cypress A. 3D seismic data is also in the process of being acquired in Cypress A.

        Other areas exploratory and development activities 2013:    In Botswana, an aeromagnetic survey (acquisition of approximately 31 000 line kilometres of high resolution magnetic data) and an airborne light detection, ranging and imaging survey, were completed over the PL134/2010, PL135/2010 and PL136/2010 licences. An environmental management plan was completed in November 2012 and in December 2012 the exploration core-hole project commenced. Three (gross) stratigraphic test wells—exploratory type were drilled in each licence. All nine wells intersected coal containing gas in variable quantities. The project also included sampling, logging and permeability testing of reservoir sections in each well. The wells were plugged and abandoned and remediation of drill sites has been completed. Studies to understand the well results were initiated.

        In the Nigeria OML-140 licence, front-end engineering design (FEED) work continues on the Bonga SW/Aparo field development project following approval of the full-field development plan in December 2012. This is a Shell operated field that overlaps part of OML 140. The project targets achievement of the final investment decision in calendar year 2014 and First Oil in calendar year 2020. No development drilling took place in 2013. Exploration activity by the operator Chevron in OML-140 comprised studies on several prospects in the permit. Exploration well planning is in progress for two prospects, which are being considered for drilling in calendar year 2014 and 2015. Some drilling long-lead items have been ordered.

        In the Nigeria OPL-214 licence, operator ExxonMobil is evaluating concepts to develop the Uge field (pre-FEED stage), including a study with Chevron for Nsiko joint development. Exploration activity comprised risk and resource assessment of leads and prospects inventory, and analysis of Uge North oil quality.

        In South Africa, approval of the relinquishment of exploration rights for Block 3A/4A was received in October 2012. In May 2013, SPI and PetroSA were awarded the area as a Technical Co-operation Permit for a one year study.

        An application for an Exploration Right over the existing South African TCP032 permit area was submitted in September 2012 and is anticipated to be awarded in 2014. In June 2013, SPI signed a contract with CGG to licence 6 000 km seismic data. 4 830 km data was acquired by end-May 2013. This data is currently undergoing processing with delivery scheduled for end-November 2013

        In Papua New Guinea, exploration activities in PPL-426 comprised acquisition of 2D seismic data and in PPL-287, seismic reprocessing was on-going to complete the work programme.

        In Australia, activities in ACP-52 were limited to the joint farm-out by Sasol and Finder. In WA-433, evaluation of the Vucko-1 well result was performed and the remaining potential was reviewed.

        Capitalised exploratory well costs:    The table below summarises the capitalised exploratory well costs, providing the amount of costs that are capitalised pending the determination of proved reserves at the end of the year.

	Natural oil and gas
	Mozambique	Canada	Gabon	Other areas	Total
	(Rand in millions)
Capitalised exploratory well costs pending determination of proved reserves at 30 June 2013*	1 220,3	—	86,5	253,9	1 560,7

Additions for the year	698,1	—	43,6	58,8	800,5
costs incurred	277,0	—	43,6	48,2	368,8
asset retirement obligation adjustments	421,1	—	—	10,6	431,7
Charged to expense for the year	430,5	—	27,0	—	457,5

Capitalised exploratory well costs ageing post drilling completion:
1 year	—	—	—	65,6	65,6
3 years	—	—	65,2	—	65,2
5 years	1 101,4	—	—	76,3	1 177,7
6 years	—	—	—	26,6	26,6

*
Includes amounts capitalised in respect of asset retirement obligation assets of R722 million relating to Mozambique and R10,6 million relating to other assets.

        There are no other capitalised exploratory well costs which have been expensed, and there is no reclassification of previously capitalised exploratory well costs to wells, equipment and facilities due to new fields being brought into production during the year.

        Mozambique capitalised exploratory well costs:    In the Pande-Temane PSA licence, R1 101,4 million exploratory well costs continue to be capitalised for a period greater than one year after the completion of drilling. This amount includes the asset retirement obligation of R627,8 million and relates mainly to the exploration drilling conducted and completed in 2008 and the declaration of discovery areas. Appraisal drilling activities commenced in 2009 and continued in 2011 with the drilling of the Inhassoro well (I-9z) which was then tested for approximately nine months in 2012 and 2013. Notices of commercial discovery have been given for a number of accumulations in the PSA licence and development studies are under way.

        Gabon capitalised exploratory well costs:    The exploration well, EEBOM-5P, drilled in the southwest area of the main Ebouri field towards the end of 2013 was declared a dry hole after failing to encounter hydrocarbons. The upper part of the hole has been temporarily abandoned and can be re-entered for additional future drilling if required. The total cost remaining as capitalised was US$2,2 million (R21,7 million), attributable to the temporarily abandoned upper part of the hole, with US$2,7 million (R27 million) expensed to the income statement as a dry hole attributable to the plugged & abandoned lower portion. There is a small cost capitalised for EOVKM-1 during 2013 amounting to US$18 894 (R0,2 million).

        The Etame Marin Permit exploratory well costs that continue to be capitalised (R65,2 million) relate to the stratigraphic test well—exploratory type (ETSEM-1) that resulted in a discovery in June 2010. During 2013, the Etame joint venture sanctioned the combined Ebouri Expansion and South East Etame and North Tchibala project which includes development of the volumes discovered by ETSEM-1.

        Canada capitalised exploratory well costs:    There are no capitalised exploratory wells costs in Canada.

        Other capitalised exploratory well costs:    The capitalised well costs, under 'Other areas' in the table above relate to licences in Nigeria and Botswana.

        For the Nigeria OML-140 licence, exploratory well costs continue to be capitalised pending the completion of FEED studies on the Bonga SW/Aparo field development concepts and the completion of pre-FEED and FEED studies of a potential Nsiko field development. For the Nigeria OPL-214 licence exploratory well costs and other costs continue to be capitalised pending the assessment of a potential Uge field development which is at the pre-FEED study stage.

        For Botswana, expenditure amounting to R54,4 million has been capitalised in 2013. This represents the cost of drilling nine stratigraphic test wells—exploratory type in the Botswana coalbed methane PL134/2010, PL135/2010 and PL136/2010 licences. The costs will remain capitalised pending the evaluation of the well results and the completion of further technical and commercial studies.

Present activities

        Wells in the process of being drilled:    The table below summarises the gross number of natural oil and gas wells being drilled and the number of suspended oil and gas wells at 30 June 2013.

	Mozambique	Gabon	Canada	Other areas	Total
	(gross number of wells)
Wells being drilled	—	—	2	—	2
Suspended wells	—	—	—	—	—

        Mozambique present activities:    In the Pande-Temane PPA, the completion of a new well to provide additional water disposal capacity is being studied should the injectivity of the current well decrease. Low pressure compression project work is under way with planning for the installation of the compressors in early 2015.

        In the Pande-Temane PSA, following notice of commercial discovery of some accumulations and proposal of development and production areas, a development project has been initiated. At present the study is in the process of finalising the development concept before initiating FEED studies in 2014 and submitting a development plan in 2015.

        The only current operational activities in the Mozambique exploration concessions is the on-going acquisition of 2D seismic data in Area A, scheduled to be completed in October 2013. If any prospects are matured, the intention would be to enter the next period with a drilling commitment. Technical studies are proceeding in all three exploration concessions.

        Gabon present activities:    There was one commitment exploration well in the current approved work program. Drilling commenced on 26 July 2013 and ceased on 30 August 2013 when a decision was made to plug and abandon the well on the basis that no hydrocarbons were encountered. Further near-field exploration studies within the license area are under way based on the newly reprocessed seismic data. Results from the study to examine the origin and characteristics of the H2S encountered in the Ebouri field have been received and are currently undergoing analysis. A workover on the Ebouri field was recently completed and the well has been brought back in to production.

        Canada present activities:    Between July 2013 and December 2013, the remainder of the revised approved annual work programme provides for the drilling of 11 new wells and the completion of 27 wells, some minor in-field facility expansion and the acquisition of additional seismic data over Cypress A.

        Other areas present activities:    In the Botswana coalbed methane PL134/2010, PL135/2010 and PL136/2010 licences evaluation of the results from the 2013 drilling programme will continue. The current work programme also includes technical and commercial studies to determine the most appropriate option for the next exploration phase.

        The current approved work programme in Nigeria OPL-214 comprises studies only, mainly on concept development for the Uge field. In Nigeria OML-140 pre-FEED studies on the Nsiko field development and FEED studies on the BSWAp field development constitute the current approved work programme.

        In Australia, work on the ACP-52 licence consists solely of technical studies.

        In South Africa, technical studies of existing data in TCP3A/4A are on-going. If the outcome is positive, the joint venture has the option to convert the TCP to an exploration right in May 2014. In TCP032, conversion to an exploration right has been approved and the licence award is expected in 2014. The forward plan in 2014 is to evaluate the newly acquired data.

Delivery commitments

        Mozambique assets production:    The Pande-Temane PPA natural gas produced, other than royalty gas that is provided to the Mozambican government, is sold under six contracts; two with Sasol Gas and one each with Aggreko, Matola Gas Company S.A. (MGC), Empresa Nacional de Hidrocarbonetos (ENH) and CTRG. The gas sold to Sasol Gas under long-term sales agreements, is exported for marketing in South Africa and as part of the feedstock for Sasol's chemical and synthetic fuel operations in Secunda and Sasolburg. The gas sold to Aggreko under a short-term sales agreement, executed in 2012, is for power generation in Mozambique. The Mozambican government is dedicating royalty gas for use in the vicinity of the processing plant in Temane as well as developing the gas market in Maputo. The gas sold to MGC, ENH and CTRG under long-term sales agreements is to be utilised in Mozambique.

        The natural gas condensate is currently sold locally at the central processing facilities. The buyer transports the condensate to Beira, Mozambique, for export via the port of Beira to offshore markets.

        Gabon assets production:    Oil production from Etame Marin Permit operations is sold internationally on the open market. An annual sales contract is typically entered into for the sale of the Etame Marin Permit oil based on a competitive bidding process with sales prices linked to international oil prices. The Sale and Purchase Agreements effective for the 2012 and 2013 calendar year requires all production from the Etame Marin Permit to be delivered to the buyer, Mercuria Trading NV.

        Canada assets production:    All of the gas produced from the unconventional (shale/tight gas) Farrell Creek and Cypress A asset is sold by the Talisman Sasol Montney Partnership into the Western Canada gas market under a long-term marketing agreement with Talisman Energy Canada, which is valid until 2024. Condensate and NGLs are sold under the same marketing agreement. Production from Farrell Creek and Cypress A is currently not sufficient to meet contracted gas transportation obligations. As a consequence of reduced production in 2013 (caused by the reduced drilling and completion activities, in reaction to the depressed gas price environment in Western Canada), Sasol continues to incur un-utilised demand charges by only partially utilising its pre-contracted gas transmission capacity in the Spectra and TransCanada/NOVA pipelines. Talisman, as operator, partially mitigated the potential additional gas transmission commitment exposure through placement of un-utilised gas transmission capacity in the gas transmission market.

Oil and gas properties, wells, operations and area

        Productive wells and area:    The table below provides details of the productive wells and the amount of developed and undeveloped acreage at 30 June 2013.

Number of productive wells and acreage concentrations	Mozambique	Gabon	Canada	Other	Total
Productive oil wells (number)
Gross	—	9	—	—	9
Net	—	2,5	—	—	2,5
Productive gas wells (number)
Gross	22	—	97	—	119
Net	15,4	—	48,5	—	63,9
Developed acreage (thousand acres)
Gross	431,7	28,7	27,2	—	487,6
Net	302,2	8,0	13,6	—	323,8
Undeveloped acreage (thousand acres)
Gross	4 665,8	730,9	84,3	5 745,0	11 226,0
Net	3 879,4	219,3	42,2	2 283,7	6 424,5

–
A productive well is a producing well or a well that is mechanically capable of production.

–
Certain licences overlap as they relate to specific stratigraphic horizons.

        Licence terms Mozambique:    The Petroleum Production Agreement for the Pande-Temane PPA asset expires in 2034 and carries two possible five year extensions. There are no remaining licence obligations and there is no requirement to relinquish any acreage until the expiry of the Petroleum Production Agreement.

        Two development and production areas have been proposed and a period for commercial assessment has been requested for the remainder of the acreage. Approval to develop the discoveries and retain the associated acreage is dependent on submission of detailed plans to the Mozambican authorities (442,8 thousand undeveloped net acres affected).

        Sasol relinquished the deepwater parts of the Exploration and Production Concession for Blocks 16&19 at end of the contract term on 30 June 2013, but has retained the shallow water area with a view to defining a future work programme when the outcome of the Strategic Environmental Assessment is known. The remaining licence area is 366,3 thousand undeveloped net acres.

        Following the unsuccessful outcome of the Mupeji-1 exploration well in 2013 post-well analysis confirmed the absence of sufficient remaining potential to warrant entering the third exploration phase and the Exploration and Production Concession M-10 licence was released at the end of the second period on 30 April 2013.

        When entering the third period in January 2013, 50% of the original Exploration and Production Concession Sofala area was relinquished, resulting in the gross acreage being reduced to 1 208,1 thousand undeveloped net acres.

        The Exploration and Production Concession Area A licence is in the first exploration period which expires in May 2014. The gravity survey commitment has been completed and the seismic acquisition commitment has commenced. The decision to enter the second exploration period and associated acreage relinquishment is dependent on the seismic interpretation results and on-going study work (1 862,1 thousand undeveloped net acres affected).

        Licence terms Gabon:    The exploration area of the Etame Marin Permit is in the sixth term which expires 1 July 2014. There was one well commitment outstanding as at 30 June 2013, which was drilled in July 2013. The decision to apply for an exploitation permit around commercially declared resources and retain acreage is dependent on the drilling results and on-going study work. The remaining exploration area will be relinquished on 1 July 2014 unless the area can be renewed for a further term. The current exploration area potentially affected by relinquishment is 219,3 thousand undeveloped net acres.

        The three exploitation areas of the Etame Marin Permit are covered by three 10-year Exclusive Exploitation Authorisations, each with two five-year extensions available on request and subject to government decree. The Etame Exclusive Exploitation Authorisation is in the first extension period to July 2016. The Exclusive Exploitation Authorisations for Avouma and Ebouri expire in March 2015 and June 2016, respectively. The current plan of development is based on granting of the various extensions to July 2021.

        Licence terms Canada:    As at 30 June 2013, Farrell Creek comprised 30 licences and leases and Cypress A comprised 27 licences and leases. Acreage retention and the conversion of licenses (which carry no production rights) to leases (with production rights) is enabled by drilling commitments, the provincial government's prescribed lease selection and validation process and licence extension applications. Between July 2012 and June 2013, the total number of Farrell Creek licences and leases increased as a consequence of partial lease conversions from a bigger licence area.

        The decision to retain acreage and convert licences to leases is dependent on the drilling results and on-going study work. Drilling and retention activities have been and will be included in the applicable work programmes in order that licences and leases that are due to expire before 30 December 2014 are retained (15 licences and leases comprising 26,5 thousand undeveloped and 11,1 thousand developed net acres).

        Licence terms other areas:    In Botswana, the first exploration period of the PL134/2010, PL135/2010 and PL136/2010 licences expires at the end of September 2013. An application for the first licence renewal, for two years until 1 October 2015, was submitted on 28 June 2013 together with a request for a waiver of the required relinquishment of up to 50%. Approval of the renewal of the licences is expected in September 2013; it is also anticipated that the relinquishment waiver will be granted (367,0 thousand undeveloped net acres affected).

        The operator of exploration licence OPL-214 in Nigeria, ExxonMobil, applied to the Government in April 2012 to convert the licence into a development and production licence. The exploration licence is still in force until approval is received for the conversion. The licence area covers 33,8 thousand undeveloped net acres. The Nigeria OPL-247 exploration licence was re-assigned (7,0 thousand undeveloped net acres) in 2013. The Nigeria OML-140 licence for development and production expires in 2029.

        In the Papua New Guinea PPL-285, PPL-286, and PPL-288 licences a prospective area in the north of PPL-285 and PPL-288 was retained (685,9 thousand undeveloped net acres) under a combined new licence PPL-426, which was awarded in October 2012. The remaining areas of PPL-285 and PPL-288 and all of PPL-286 were relinquished in July 2012. The PPL-287 licence is in its third exploration period which ends in August 2013 (941,8 thousand undeveloped net acres). In July 2013, Sasol agreed to sell its full remaining interest in PPL-287 and PPL-426 to Talisman; these sales are subject to government approval.

        In Australia, the ACP-52 licence term ended in May 2013 and an agreement has been reached for the licence to be retained but Sasol will reduce its share from 45% to 30% once all necessary approvals have been obtained (241,3 thousand undeveloped net acres affected). The WA-388 licence expired in

August 2012 when Sasol exited the licence. The WA-433 licence term ended in May 2013 when the licence was relinquished.

        In South Africa, the Block 3A/4A Exploration Rights/Production Rights licence was relinquished in October 2012. In May 2013, SPI and PetroSA were awarded the area as a Technical Co-operation Permit for a one year study.

Supplemental oil and gas information

        Supplemental oil and gas information:    See "Item 18—Financial Statements—Supplemental Oil and Gas Information" for supplemental information relating to natural oil and gas producing activities.

ITEM 4A.    UNRESOLVED STAFF COMMENTS

        There are no unresolved written comments from the SEC staff regarding our periodic reports under the Securities Exchange Act of 1934 received not less than 180 days before 30 June 2013.

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        This section should be read in conjunction with our consolidated financial statements included in "Item 18—Financial Statements" as at 30 June 2013, 2012 and 2011, and for the years ended 30 June 2013, 2012 and 2011, including the accompanying notes, that are included in this annual report on Form 20-F. The following discussion of operating results and the financial review and prospects as well as our consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

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

5.A    Operating results

Company and business overview

        Sasol is an international integrated energy and chemical company that leverages the talent and expertise of our more than 35 000 people working in 37 countries. We develop and commercialise technologies, and build and operate world-scale facilities, to produce a range of high value product streams, including liquid fuels, high-value chemicals and low-carbon electricity.

        The group has nine reportable segments that comprise the structure used by the group executive committee (GEC) to make key operating decisions. While the information is presented by cluster, the underlying business unit information in each of the clusters is still presented to the GEC and board. We have continued to present each of the business units as reporting segments.

        While Sasol Petroleum International (SPI) and Sasol Synfuels International (SSI) do not meet the quantitative criteria for disclosure as a separate segment, they are expected to become significant contributors to the group's performance in future years as the upstream supplier of resources for the group's GTL activities. Consequently, the GEC has chosen to include SPI and SSI as reportable operating segments, as we consider this presentation to be appropriate in light of their strategic importance to the group.

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

Fluctuations in refining margins and crude oil, natural gas and petroleum products prices

        Through our participation in the Natref refinery, we are exposed to fluctuations in refinery margins resulting from fluctuations in international crude oil and petroleum product prices. We are also exposed to changes in absolute levels of international petroleum product prices through our Synfuels' operations. Fluctuations in international crude oil prices affect our results mainly through their indirect effect on the Basic Fuel Price (BFP) formula. A key factor in the BFP is the Mediterranean and Singapore (for petrol) or the Arab Gulf (for diesel) spot price. See "Item 4.B—Business overview—Sasol Synfuels", "Sasol Oil" and "Sasol Petroleum International". Furthermore, prices of petrochemical products and natural gas are also affected by fluctuations in crude oil prices.

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

        The volatility of the crude oil price is illustrated in the following table, which shows the annual high, low and average of the European Brent crude oil price (free on board) in US dollars for the past ten years and to 30 September in the 2013 calendar year:

	US dollars per barrel (US$/b)
Financial year	Average(1)	High	Low
2003	27,83	34,94	22,82
2004	31,30	39,22	25,51
2005	46,17	58,50	35,36
2006	62,45	74,45	52,84
2007	63,95	78,26	49,95
2008	95,51	139,38	67,73
2009	68,14	143,95	39,41
2010	74,37	88,09	58,25
2011	96,48	126,64	70,61
2012	112,42	128,14	88,69
2013 (through 30 June)	108,66	119,03	95,51
July 2013	107,95	109,78	103,28
August 2013	111,26	116,70	107,49
September 2013 (up to 30 September 2013)	111,69	117,13	107,44

Source: Energy Information Administration (US Department of Energy)

(1)
The average price was calculated as an arithmetic average of the quoted daily spot price.

        On 30 September 2013, the price of European Brent crude oil was US$107,85/b.

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

        In March 2011, we entered into a zero cost collar for 4,56 million barrels of oil, equivalent to approximately 30% of our planned Sasol Synfuels' production and SPI's West African output for the final quarter of 2011. In terms of the hedge, the group was protected at crude oil prices below US$85,00/b, and benefited from crude oil prices up to US$172,77/b. As a result of the volatility in crude oil prices during the period in which the oil hedge was in effect, the settlement of the oil hedges in June 2011 had no cash flow impact for the year ended 30 June 2011 as the crude oil price remained within the zero cost collar range for the duration of the oil hedge.

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

        In 2012 and 2013, we did not enter into any hedging contracts, as we did not consider there to have been value in the zero cost collars available in the market at that time. This situation is monitored regularly to assess when a suitable time might be to enter into an appropriate hedge again in the future. Refer to "Item 11.—Quantitative and qualitative disclosure about market risk".

        In 2014, for forecasting purposes, we estimate that for every US$1/b increase in the annual average crude oil price, our group operating profit will increase by approximately R610 million. This estimate is applicable for a US$108/b crude oil price and an average rand/US dollar exchange rate of R9,05. It should be noted that in the current volatile environment, these sensitivities could be materially different than those disclosed depending on the crude oil price, exchange rates, product prices and volumes.

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

Source: Thomson Reuters

        In 2011, the rand strengthened by 8% against the US dollar, with the average rate for the year being R7,01 per US dollar. The further strengthening of the rand had a negative impact on our operating results in 2011. In 2012, the rand weakened by 11% against the US dollar, with the average rate for the year being R7,78 per US dollar. In 2013, the rand further weakened by 14% against the

US dollar, with the average rate for the year being R8,85 per US dollar. The weakening of the rand had a positive impact on our overall operating results in 2013. However, the weakening of the rand also resulted in increased costs, which primarily impacted our South African operations negatively. The relationship between the euro and US dollar impacts the profitability of our European operations, where our costs are euro based and a significant portion of our turnover is US dollar based. In 2013, 2012 and 2011, the euro weakened against the US dollar which had a positive impact on our operating results.

        Subsequent to year end, the rand/US dollar exchange rate has weakened further. On 30 September 2013, the rand/US dollar exchange rate was R10,03.

        The average exchange rate for the year has a significant effect on our turnover and our operating profit. In 2014, for forecasting purposes, we estimate that for every R0,10 weakening or strengthening in the annual average rand/US dollar exchange rate, our operating profit will increase or decrease by approximately R939 million, as applicable. This estimate is applicable for a US$108/b crude oil price and an average rand/US dollar exchange rate of R9,05. It should be noted that in the current volatile environment, these sensitivities could be materially different than those disclosed depending on the crude oil price, exchange rates, product prices and volumes.

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

        On average, in 2013 we experienced a 1% increase in polymer prices, a 23% increase in ammonia product prices, and a 7% decrease in solvents prices compared to 2012.

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

Coal prices

        Internal coal sales are made to Sasol Synfuels and Sasol Infrachem. Coal sales prices into these internal markets are based on contracts and are subject to periodic price adjustments. Transfer price negotiations are conducted at arm's length and are market related.

        Approximately 5,6% of coal production is sold to external markets (2,5 million tons (Mt) was sold to the export market in 2013 (2012—2,8 Mt) predominantly in Europe and Asia and 0,1 Mt was sold to the South African market in 2013 (2012—0,1 Mt)). External sales to these markets represented approximately 14,87% of the total turnover generated by Sasol Mining during 2013 (2012—21,13%).

        Export coal sales prices are compared to the published international coal price indices to track performance. Sasol Mining's policy is to sell at prices partially on an American Petroleum Standard Index (API) related basis, and partially on a fixed price basis.

        The average free on board Richards Bay price index for the past seven financial years:

Source: Argus/McCloskey's Coal Price Index Report

Inflation

        While over recent years, inflation and interest rates have been at relatively low levels, the economy of South Africa, though currently well managed, has had high inflation and interest rates compared to the United States and Europe. Should these conditions recur, this would increase our South African-based costs.

        High interest rates could adversely affect our ability to ensure cost-effective debt financing in South Africa. We expect the impact of changes in the inflation rates on our international operations to be less significant.

        The history of the South African consumer price index (CPI) and producer price index (PPI) is illustrated in the following table, which shows the average increase in the index for the past 10 calendar years and the annual percentage change on a monthly basis in the 2013 calendar year:

Calendar year	CPI	PPI
2003	5,8%	1,7%
2004	1,4%	0,6%
2005	3,4%	3,1%
2006	4,6%	7,7%
2007	7,2%	10,9%
2008	11,5%	14,2%
2009	7,1%	(0,1%)
2010	4,3%	6,0%
2011	5,0%	8,4%
2012	5,7%	6,2%
January 2013*	5,4%	5,8%
February 2013	5,9%	5,4%
March 2013	5,9%	5,7%
April 2013	5,9%	5,4%
May 2013	5,6%	4,9%
June 2013	5,5%	5,9%
July 2013	6,3%	6,6%
August 2013	6,4%	6,7%

Source: Statistics South Africa

*
During 2013, Statistics South Africa (Stats SA) made a number of changes to the calculation of the South African producers' price index (SA PPI). The changes are in line with international best practice and introduced five separate categories of PPI, effective January 2013. The category for final manufactured goods, which includes petroleum products, is the index most appropriate for Sasol. We intend to refine this calculation to take into account the unique features of our business. Accordingly, the PPI rate for 2013 is not comparable to that of 2012 and Stats SA will not be publishing comparable historical data. The indicative average PPI was 6,0% for 2013 (2012—8,6% as previously reported) and the average South African consumers' price index (SA CPI) was 5,5% for 2013 (2012—5,9%).

Our operations are subject to various laws and regulations in the countries in which we operate

        The group operates in numerous countries throughout the world and is subject to various laws and regulations which may become more stringent. Our mining, gas and petroleum-related activities in South Africa are subject to various local, national and regional safety, health and environmental laws and regulations. Our global operations are also impacted by international environmental conventions. See "Item 4.—Business overview" and "Item 3.D—Key information—Risk factors" for the details of the various laws and regulations which may impact on our operating results, cash flows and financial condition.

        In South Africa, our operations are required to comply with certain procurement, employment equity, ownership and other regulations which have been designed to address the country's specific transformation issues. These include the revised Mining Charter, the Liquid Fuels Charter and the Broad-based Black Economic Empowerment Act, along with the various Codes of Good Corporate

Practice for broad-based black economic empowerment (BEE), the MPRDA and the Restitution of Land Rights Act. See "Item 4.B—Business overview".

Broad-based Black Economic Empowerment transactions

Sasol Mining Ixia BEE transaction

        On 11 October 2007, Sasol Mining announced the implementation of its black economic empowerment strategy for compliance with the Mining Charter and the MPRDA. In a transaction valued at approximately R1,8 billion, a black-women controlled mining company called Ixia Coal (Pty) Ltd, through a funding company (Ixia Coal Funding (Pty) Ltd), subscribed for a 20% share in Sasol Mining for a purchase consideration of R1,8 billion. The black-women members of Ixia Coal, through WipCoal (Pty) Ltd (WipCoal), and Sasol Mining Holdings (Pty) Ltd, a wholly-owned subsidiary of Sasol Limited, contributed, in cash, equity of R47 million, in their respective shareholdings of 51% and 49%. The balance of the contribution was funded through preference share debt, including preference shares subscribed for by Sasol, issued by the funding company. Over time, the preference shares will be redeemed with the proceeds of dividends distributed by Sasol Mining.

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

  •
  The total value of the preference shares recognised in the statement of financial position at 30 June 2013 amounts to R680 million (30 June 2012—R669 million), including finance charges and after repayment of debt issued to financial institutions related to the Ixia Coal transaction. All other preference shares issued as part of the Ixia Coal transaction have been eliminated on consolidation.

  •
  A total non-controlling interest of R374 million (30 June 2012—R256 million) related to the 10,2% investment that Ixia Coal has in Sasol Mining has been recognised in the statement of changes in equity.

        Based on the weighted average number of shares issued at 30 June 2011, the share-based payment expense for 2011, resulted in a decrease in Sasol Limited's earnings per share of R0,94. The transaction did not result in a similar share-based payment expense for 2012 or 2013 and did not have an impact on earnings per share in 2012 and 2013.

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

  •
  after three years: 30%; and

  •
  thereafter: 10% per year until maturity.

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

        The conditions of subscription for Sasol ordinary shares by the Foundation includes the right to receive dividends in the amount of 5% of the ordinary dividends declared in respect of Sasol ordinary shares held by the Foundation. During October 2012, the group executive committee approved the increase in the dividend to 50% for the 2013 financial year end. Sasol is entitled to repurchase a number of Sasol ordinary shares from the Foundation at a nominal value of R0,01 per share at the end of 10 years in accordance with a predetermined formula. After Sasol has exercised its repurchase right, the Foundation will in future receive 100% of dividends declared on the Sasol ordinary shares owned by the Foundation.

Selected participants

        On 27 June 2008, selected BEE groups (selected participants) which included Sasol customers, Sasol suppliers, Sasol franchisees, women's groups, trade unions and other professional associations, through a funding company, subscribed for 9,5 million Sasol preferred ordinary shares at an issue price of R366,00 per share. The shares, which were not allocated to selected participants, have been subscribed for by a facilitation trust, which is funded by Sasol. As at 30 June 2013, 1,1 million (2012—1,1 million) Sasol preferred ordinary shares were issued to the facilitation trust. The selected participants contributed equity of between 5% and 10% of the value of their underlying Sasol preferred ordinary shares allocation, with the balance of the contribution being funded through preference share debt, including preference shares subscribed for by Sasol, issued by the funding company.

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

Black public invitations

Funded invitation

        The members of the black public participating in the funded invitation, through a funding company, subscribed for 16,1 million Sasol preferred ordinary shares. The black public contributed equity between 5% and 10% of their underlying Sasol preferred ordinary shares allocation, with the balance of the contribution being funded through preference share debt, including preference shares subscribed for by Sasol, issued by the funding company. As at 30 June 2013, 56 090 (2012—56 250) Sasol preferred ordinary shares, which were not subscribed for by the black public, were issued to the facilitation trust, which is funded by Sasol.

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

  •
  R24,20 per annum for the year until 30 June 2014; and

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

Cash invitation

        The cash invitation allowed members of the black public to invest directly in 2,8 million Sasol BEE ordinary shares. The Sasol BEE ordinary shares could not be traded for the first two years of the transaction term of 10 years and, for the remainder of the transaction term, can only be traded between black people and black groups. Participants in the cash invitation are entitled to encumber their Sasol BEE ordinary shares, provided that these shares continue to be owned by members of the black public for the duration of the transaction term. In February 2011, Sasol Limited listed the Sasol

BEE ordinary shares on the BEE segment of the JSE Limited's main board. This trading facility provides Sasol Inzalo shareholders access to a regulated market in line with Sasol's commitment to broad-based shareholder development. At the end of the transaction term, the Sasol BEE ordinary shares will automatically be Sasol ordinary shares. At 30 June 2013, 17 475 (2012—17 440) BEE ordinary shares, which were not subscribed for by the black public, were issued to the facilitation trust, which is funded by Sasol.

Preference shares

        The preference share funding comprises A, B and guaranteed C preference shares which are funded by external financiers and D preference shares funded by Sasol. The funding companies are required to maintain, inter alia, minimum share cover ratios in respect of the A and B preference shares, being the ratio between the value of the Sasol preferred ordinary shares and the amount required to redeem the preference shares. The maintenance of the ratio is dependent upon the Sasol ordinary share price and the dividends paid by Sasol on the Sasol preferred ordinary shares. Sasol has call options to purchase some or all of the outstanding A, B and C preference shares. Currently, the minimum share cover ratio will be breached when for the A preference shares, the Sasol ordinary share price falls below approximately R155 per share and R160 per share in respect of the black public and selected participants, respectively. The minimum share cover ratio will be breached when for the B preference shares, the Sasol ordinary share price falls below approximately R192 per share and R174 per share in respect of the black public and selected participants, respectively. The Sasol ordinary share price at 30 June 2013 was R431,54 per share. The share cover ratios decrease over time with the maturation of the preference shares. In addition, a further condition to the guaranteed C preference shares is that the Sasol group must maintain a net debt to earnings before interest, taxation, depreciation and amortisation (EBITDA) cover ratio equal to or less than 2,5 times. Our current net debt to EBITDA ratio is 0,0 times at 30 June 2013.

        The preference shares are accounted for in the statement of financial position as debt and should the preference share covenants described above be breached, Sasol will be required to raise the necessary funding in order to either exercise the call option or, alternatively, honour the call under the guarantee.

Accounting for the transaction

        At 30 June 2013, the transaction has been accounted for as follows:

  •
  All special purpose entities created to facilitate the transaction have been consolidated into the Sasol group results from the applicable effective dates of the transaction.

  •
  An amount of R372 million (2012—R470 million) has been recognised in the income statement and in the share-based payment reserve in the statement of changes in equity in respect of the share-based payment expense related to the Employee Trusts. The amount in respect of the Employee Trusts represents the current period's expense taking into account the vesting conditions of the rights granted over the tenure of the transaction and an assumed forfeiture rate. The unrecognised share-based payment expense in respect of the share rights granted, expected to be recognised over the vesting period of the transaction amounted to R721 million at 30 June 2013 (2012—R1 093 million; 2011—R1 585 million). No additional shares were issued to the black public and selected participants during the year ended 30 June 2013. There is an amount of approximately R116 million still to be recognised in respect of the shares held in the Facilitation Trusts that are still available for issue.

  •
  The total value of the preference shares related to the Sasol Inzalo share transaction, recognised in the statement of financial position at 30 June 2013 amounts to R7 497 million (2012—R7 386 million), including finance charges.

        Based on the weighted average number of shares issued at 30 June 2013, the share-based payment expense for 2013 decreased the earnings per share by R0,62.

        The total share-based payment expense relating to the Employee Trusts expected to be recognised in the 2014 financial year is estimated to be R721 million.

Competition from products originating from countries with low production costs

        Certain of our chemical production facilities are located in developed countries, including the United States and various European countries. Economic and political conditions in these countries result in relatively high labour costs and, in some regions, inflexible labour markets, compared to other countries. Increasing competition from regions with lower labour costs, feedstock prices and more flexible labour markets, for example the Middle East and China, exerts pressure on the competitiveness of our chemical products and, therefore, on our profit margins and may result in the withdrawal of particular products or closure of facilities.

Engineering contract costs

        We have a significant capital portfolio and are therefore exposed to fluctuations in the price and supply of engineering, procurement and construction services, in particular the availability of scarce technical skills and capacity. We are currently not expecting the abnormal inflationary pressures of the pre-recession period, but rather low to moderate increases as gradual economic recovery sets in. Significant fluctuations and volatility are, however, currently being observed.

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

        We recognised a share-based payment expense for the years indicated:

	2013	2012	2011
Share-based payment expense (Rand in millions)	2	15	33

        The unrecognised share-based payment expense related to non-vested share options, expected to be recognised over a weighted average period of 0,5 years, amounted to Rnil million at 30 June 2013 (2012—R2 million; 2011—R17 million).

The Sasol Inzalo share transaction

        During May 2008, our shareholders approved our broad-based BEE transaction valued then at approximately R24 billion (at R380 per share), which resulted in the transfer of beneficial ownership of 10% (63,1 million shares) of Sasol Limited's issued share capital, before the implementation of this transaction, to our employees and a wide spread of black South Africans (BEE participants). See "Broad-based Black Economic Empowerment transactions—Sasol Inzalo share transaction".

Share-based payment expense recognised	2013	2012	2011
	(Rand in millions)
The Sasol Inzalo Employee Trust and The Sasol Inzalo Management Trust(1)	372	470	830

(1)
The unrecognised share-based payment expense related to non-vested Employee and Management Trusts share rights, expected to be recognised over a weighted average period of 1,75 years, amounted to R721 million at 30 June 2013 (2012—R1 093 million and 2011—R1 585 million).

        The share-based payment expense was calculated using an option pricing model reflective of the underlying characteristics of the transaction. The assumptions used in the option pricing model are described in Note 45.2 to "Item 18—Financial statements" and include, amongst others, the risk-free rate, exercise price, expected volatility, expected dividend yield and vesting period.

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

        Refer to Note 45 to "Item 18—Financial statements" for further details on this share-incentive scheme.

        We recognised a share-based payment expense for the years indicated:

	2013	2012	2011
Share-based payment expense (Rand in millions)	234	(52)	332
Average fair value of rights issued during year (Rand)(1)	—	—	121,63

(1)
Following the introduction of the share appreciation rights scheme with corporate performance targets, no further rights are issued under this scheme.

        The total unrecognised share-based payment expense related to non-vested share appreciation rights, expected to be recognised over a weighted average period of 0,98 years, amounted to R86 million at 30 June 2013 (2012—R111 million and 2011—R318 million).

        The share-based payment expense was calculated using an option pricing model reflective of the underlying characteristics of the transaction. The assumptions used in the option pricing model are described in Note 45.4.1 to "Item 18—Financial statements" and include, amongst others, the risk-free rate, exercise price, expected volatility, expected dividend yield and vesting period.

        These rights are recognised as a liability at fair value in the statement of financial position until the date of settlement.

        The valuation of share-based payment expenses requires a significant degree of judgement to be applied by management.

Share Appreciation Rights with corporate performance targets

        During September 2009, the group introduced corporate performance targets as an additional vesting criteria for share appreciation rights. The corporate performance targets are linked to the total shareholders' return relative to the JSE Resources 10 index and the MSCI energy index, Sasol earnings growth and Sasol production volumes/employee growth. The corporate performance targets determine how many rights will vest. Qualifying employees retain the share appreciation rights with no corporate performance targets that have been previously granted to them.

        No shares are issued in terms of this scheme and all amounts payable in terms of the Sasol Share Appreciation Rights Scheme will be settled in cash.

        The vesting period of these rights are the same as the share appreciation rights with no corporate performance targets.

        During September 2012, the group introduced share appreciation rights with new corporate performance targets. The rights are granted for a period of nine years and vest as follows:

  •
  3 years—1st third;

  •
  4 years—2nd third; and

  •
  5 years—final third.

        The offer price of these appreciation rights equals the closing market price of the Sasol Limited ordinary shares on the trading day immediately preceding the granting of the right. The fair value of these rights is determined at each reporting date and the unrecognised cost amortised to the income statement over the period that the employees provide services to the company.

        Refer to Note 45 to "Item 18—Financial statements" for further details on this share-incentive scheme.

        We recognised a share-based payment expense for the years indicated:

	2013	2012	2011
Share-based payment expense (Rand in millions)	707	134	163
Average fair value of rights issued during year (Rand)	166,53	61,00	127,28

        The total unrecognised share-based payment expense related to non-vested share appreciation rights with corporate performance targets, expected to be recognised over a weighted average period of 1,7 years, amounted to R1 044 million at 30 June 2013 (2012—R509 million and 2011—R613 million).

        The share-based payment expense was calculated using an option pricing model reflective of the underlying characteristics of the transaction. The assumptions used in the option pricing model are described in Note 45.4.2 to "Item 18—Financial statements" and include, amongst others, the risk-free rate, exercise price, expected volatility, expected dividend yield and vesting period.

        These rights are recognised as a liability at fair value in the statement of financial position until the date of settlement.

        The valuation of share-based payment expenses requires a significant degree of judgement to be applied by management.

The Sasol Medium-term Incentive Scheme

        During September 2009, the group introduced the Sasol Medium-term Incentive Scheme (MTI). The objective of the Sasol Medium-term Incentive Scheme is to provide qualifying employees who participate in the Share Appreciation Rights Scheme the opportunity of receiving incentive payments based on the value of ordinary shares in Sasol Limited. Refer to Note 45 to "Item 18—Financial statements" for further details on this share-incentive scheme.

        Rights are granted for a period of three years and vest at the end of the third year. The MTIs are encashed at the end of the third year subject to the achievement of targets. The MTI carries no issue price. The fair value of these rights is determined at each reporting date and the unrecognised cost is amortised to the income statement over the period that the employees provide services to the company.

        We recognised a share-based payment expense for the year indicated:

	2013	2012	2011
Share-based payment expense (Rand in millions)	723	124	148
Average fair value of rights issued during year (Rand)	522,87	250,51	380,18

        The total unrecognised share-based payment expense related to non-vested MTIs, expected to be recognised over a weighted average period of 1,04 years, amounted to R1 015 million at 30 June 2013 (2012—R370 million and 2011—R503 million).

        The share-based payment expense was calculated using an option pricing model reflective of the underlying characteristics of the transaction. The assumptions used in the option pricing model are described in Note 45.5 to "Item 18—Financial statements" and include, amongst others, the risk-free rate, exercise price, expected volatility, expected dividend yield and vesting period.

        These rights are recognised as a liability at fair value in the statement of financial position until the date of settlement.

        The valuation of share-based payment expenses requires a significant degree of judgement to be applied by management.

Estimation of natural oil and gas reserves

        In accordance with the United States Securities and Exchange Commission (SEC) regulations, proved oil and gas reserves, are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be recoverable commercially and be economically producible—from a given date forward, from known reservoirs under existing economic conditions, operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract hydrocarbons must be approved and must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time. Existing economic conditions define prices and costs at which economic producibility is to be determined. The price is the average sales price during the 12-month period prior to the ending date of the period covered by the report, determined as an un-weighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements. Future price changes are limited to those provided by contractual arrangements in existence at year-end.

        Our reported natural oil and gas reserves are estimated quantities based on SEC reporting regulations. Additionally, we require that the estimated quantities of oil and gas and related substances will be produced by a project sanctioned by all internal and external parties to the extent necessary for the project to enter the execution phase and sufficient to allow the resultant products to be brought to market.

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

        Refer to "Table 5—Standardised measure of discounted future net cash flows", on page G-7 for our standardised discounted future net cash flow information in respect of proved reserves for the year ended 30 June 2013 and to "Table 6—Changes in the standardised measure of discounted future net cash flows", on page G-9.

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

        There were no significant changes to the useful lives of our long-lived assets (other than oil and gas and coal mining assets as discussed above) during 2013, 2012 and 2011.

Impairment of long-lived assets

        Long-lived assets are reviewed using economic valuations to calculate impairment losses whenever events or a change in circumstance indicate that the carrying amount may not be recoverable. In carrying out the economic valuations, an assessment is made of the future cash flows expected to be generated by the assets, taking into account current market conditions, the expected lives of the assets and our latest budgets. The actual outcome can vary significantly from our forecasts, thereby affecting our assessment of future cash flows. Assets whose carrying values exceed their estimated recoverable amount, determined on a discounted basis, are written down to an amount determined using discounted net future cash flows expected to be generated by the asset. The expected future cash flows are discounted based on Sasol's weighted average cost of capital (WACC) which, at 30 June 2013 and 2012, was:

	2013	2012
	%	%
South Africa	12,95	12,95
Europe	8,0 to 11,2	8,0 to 8,7
North America	8,0	8,0

        Discount rates for all other countries are based on their specific risk rate. Refer to the discussions included below under the Segment overview for the financial impact of the impairment assessments performed during the current year.

        Management has considered the sensitivity of the values in use to various key assumptions such as crude oil and gas prices, commodity prices and exchange rates. These sensitivities have been taken into consideration in determining the required impairments and reversals of impairments. With regard to the impairment recognised in respect of the Sasol Wax SA cash generating unit, the value in use is particularly sensitive to changes in the exchange rate. A further weakening of exchange rates would significantly affect the calculated value in use. Refer to Note 41 to "Item 18—Financial statements" for the table that includes the assumptions used for impairment testing.

Environmental rehabilitation and decommissioning obligations

        We have significant obligations to remove plant and equipment, rehabilitate land in areas in which we conduct operations upon termination of such operations and incur expenditure relating to environmental contamination treatment and cleanup. Environmental rehabilitation and decommissioning obligations are primarily associated with our mining, oil and gas and petrochemical operations around the world.

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

        The group's environmental rehabilitation and decommissioning obligations accrued at 30 June 2013 were R9 884 million compared to R8 911 million in 2012.

        It is envisaged that, based on the current information available, any additional liability in excess of the amounts provided will not have a material adverse effect on the group's financial position, liquidity or cash flow.

        The following risk-free rates were used to discount the estimated cash flows based on the underlying currency and time duration of the obligation:

	2013	2012	2011
	%	%	%
South Africa	5,5 to 8,3	5,4 to 7,5	6,0 to 8,5
Europe	0,3 to 2,5	0,6 to 2,2	1,9 to 4,1
United States	0,4 to 3,5	0,5 to 2,5	0,4 to 4,1
Canada	1,1 to 3,3	1,0 to 2,6	1,2 to 4,1

        An increase in the discount rate by one percentage point would result in a decrease in the long-term obligations recognised of approximately R1 492 million and a decrease of one percentage point would result in an increase in the long-term obligations recognised of approximately R1 789 million.

Employee benefits

        We provide for our obligations and expenses for pension and provident funds as they apply to both defined contribution and defined benefit schemes, as well as post-retirement healthcare benefits. The amount provided is determined based on a number of assumptions and in consultation with an independent actuary. These assumptions are described in Note 20 to "Item 18—Financial statements" and include, among others, the discount rate, healthcare cost inflation and rates of increase in compensation costs. The nature of the assumptions is inherently long-term, and future experience may differ from these estimates. For example, a one percentage point increase in assumed healthcare cost trend rates would increase the accumulated healthcare post-retirement benefit obligation by approximately R723 million to R4 650 million.

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

        In terms of the Pension Funds Second Amendment Act 2001, the Sasol Pension Fund in South Africa undertook a surplus apportionment exercise as at December 2002. The surplus apportionment exercise, and the 31 December 2002 statutory valuation of the fund, was approved by the Financial Services Board on 26 September 2006. Payments of benefits to former members in terms of the surplus apportionment scheme have been substantially completed and an amount of R104 million has been set aside for members that have not claimed their benefits. Based on the rules of the fund, the latest actuarial valuation of the fund and the approval of the trustees of the surplus allocation, the company has an unconditional entitlement to only the funds in the employer surplus account and the contribution reserve. The estimated surplus due to the company amounted to approximately R407 million as at 31 March 2013 and has been included in the pension asset recognised in the current year.

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

OUR RESULTS OF OPERATIONS

        The financial results for the years ended 30 June 2013, 2012 and 2011 below are stated in accordance with IFRS as issued by the IASB.

        With effect from 1 July 2012, the group changed the presentation of its income statement from a classification based on function to a classification based on nature. Sasol has elected to change its income statement presentation to better reflect how it effectively manages its business as well as align to peers. The comparative periods presented has been restated to comply with the income statement classification by nature. The change in the income statement presentation did not have an impact on turnover, operating profit or earnings per share.

Results of operations

	2013	2012	Change 2013/2012	Change 2013/2012	2011	Change 2012/2011	Change 2012/2011
	(Rand in millions)			(%)	(Rand in millions)		(%)
Turnover	181 269	169 446	11 823	7	142 436	27 010	19
Operating costs and expenses	(134 154)	(130 828)	(3 326)	3	(112 060)	(18 768)	17
Remeasurement items	(6 487)	(1 860)	(4 627)	249	(426)	(1 434)	337

Operating profit after remeasurement items	40 628	36 758	3 870	11	29 950	6 808	23
Share of profit of associates, net of tax	445	479	(34)	(7)	292	187	64
Net finance costs	(1 294)	(1 234)	(60)	5	(826)	(408)	49

Profit before tax	39 779	36 003	3 776	10	29 416	6 587	22
Taxation	(12 597)	(11 746)	(851)	7	(9 196)	(2 550)	28

Profit	27 182	24 257	2 925	12	20 220	4 037	20

Attributable to
Shareholders	26 278	23 583	2 695	11	19 794	3 789	19
Non-controlling interests in subsidiaries	904	674	230	34	426	248	58

	27 182	24 257	2 925	12	20 220	4 037	20

Overview

        Turnover increased by 7%, operating profit after remeasurement items by 11% and earnings attributable to shareholders by 11% in 2013 compared to 2012. The higher operating profit resulted mainly from improved operational performance and a 14% weaker average rand/US dollar exchange rate (R8,85/US$ at 30 June 2013 compared with R7,78/US$ at 30 June 2012), despite a 3% lower average Brent crude oil price (average dated Brent was US$108,66/barrel at 30 June 2013 compared with US$112,42/barrel at 30 June 2012). Overall, the group benefited from improved production performance, with Sasol Synfuels's production volumes increasing by 4% compared to the prior year.

Stable operations as well as the performance of the plant during the phased shutdown resulted in the improved production volumes.

        In addition, operating profit in 2013 was negatively impacted by net once-off charges totalling R8 508 million (30 June 2012—R2 121 million). These items relate primarily to the partial impairments of our Arya Sasol Polymer Company (ASPC) investment (R3 611 million), the Fischer—Tropsch (FT) wax expansion project (R2 033 million) and of our Solvents Germany business (R242 million), as well the write off of the Mupeji-1 dry well in Mozambique amounting to R442 million. In addition, included in the once-off charges is an amount of R2 021 million related to the translation losses, primarily at our ASPC operations, resulting from the depreciation of the Iranian Rial against the US dollar. These once-off items also include a gain relating to the remeasurement to fair value of our existing shareholding in the Merisol business of R233 million, which arose from the acquisition of the remaining 50% of Merisol. Operating profit further includes a gain on the valuation of the open Canadian foreign exchange contracts amounting to R439 million.

        The operating profit in 2012 includes the partial impairment of our Canadian shale gas asset and impairment of Blocks 16&19 in Mozambique of R964 million and R434 million, respectively, and the write off of unsuccessful exploration wells in Australia amounting to R274 million, offset by the profit of R124 million on the sale of our Sasol Nitro Phalaborwa operations and certain of the downstream fertiliser businesses and the profit realised on the disposal of the Witten plant in Germany of R285 million.

        Further, the share-based payment expenses relating to the Sasol incentive schemes increased to R1 666 million in 2013 from R221 million in 2012 mainly due to the increase in the Sasol share price performance and additional grants made during the year.

        Sasol Synfuels' delivered production volumes for the year of 7,443 million tons (Mt), which was 4% higher than the prior year. We continued to focus on production utilisation, especially in our European chemical businesses, to match lower demand and optimise margins in light of the continuing weak European market conditions.

Turnover

        Turnover consists of the following categories:

	2013	2012	Change 2013/2012	Change 2013/2012	2011	Change 2012/2011	Change 2012/2011
	(Rand in millions)			(%)	(Rand in millions)		(%)
Sale of products	179 578	167 893	11 685	7	141 018	26 875	19
Services rendered	1 162	1 027	135	13	867	160	18
Other trading income	529	526	3	1	551	(25)	(5)

Turnover	181 269	169 446	11 823	7	142 436	27 010	19

        The primary factors contributing to these increases were:

	Change 2013/2012		Change 2012/2011
	(Rand in millions)%		(Rand in millions)%
Turnover, 2012 and 2011, respectively	169 446		142 436
Exchange rate effects	11 056	7	8 944	6
Product prices	4 422	3	23 722	17
—crude oil	(240)	—	2 036	2
—other products (including chemicals)	4 662	3	21 686	15
Net volume changes	(3 334)	(2)	(5 836)	(4)
Other effects	(321)	—	180	—

Turnover, 2013 and 2012, respectively	181 269		169 446

Operating costs and expenses

        Operating costs and expenses consists of the following categories:

	2013	2012	Change 2013/2012	Change 2013/2012	2011	Change 2012/2011	Change 2012/2011
	(Rand in millions)			(%)	(Rand in millions)		(%)
Materials, energy and consumables used	(77 538)	(80 410)	2 872	(4)	(66 127)	(14 283)	22
Selling and distribution costs	(5 371)	(4 621)	(750)	16	(4 308)	(313)	7
Maintenance expenditure	(7 544)	(7 421)	(123)	2	(6 810)	(611)	9
Employee related expenditure	(23 476)	(19 465)	(4 011)	21	(18 133)	(1 332)	7
Exploration expenditure and feasibility costs	(1 354)	(1 045)	(309)	30	(880)	(165)	19
Depreciation and amortisation	(12 030)	(9 651)	(2 379)	25	(7 400)	(2 251)	30
Translation gains/(losses)	899	243	656	270	(1 016)	1 259	(124)
Other operating expenses	(9 692)	(9 874)	182	(2)	(8 474)	(1 400)	17
Other operating income	1 952	1 416	536	38	1 088	328	30

Operating costs and expenses	(134 154)	(130 828)	(3 326)	3	(112 060)	(18 768)	17

        Materials, energy and consumables used.    Materials, energy and consumables used in 2013 amounted to R77 538 million, a decrease of R2 872 million, or 4%, compared with R80 410 million in 2012, which increased by 22% from R66 127 million in 2011. The decrease in 2013 compared with 2012 was mainly due to a decrease in feedstock prices resulting from lower average crude oil prices and lower external purchases by Sasol Oil as result of lower production volumes at Natref resulting from an extended planned maintenance shutdown. The increase in 2012 compared with 2011 was mainly due to the increase in feedstock prices resulting from higher average crude oil prices. Compared to turnover from the sale of products, materials, energy and consumables used was 43% in 2013, 47% in 2012 and 46% in 2011.

        Selling and distribution costs.    These costs comprise marketing and distribution of products, freight and customs and excise duty after the point of sale. Selling and distribution costs in 2013 amounted to R5 371 million, which represents an increase of R750 million, or 16%, compared with R4 621 million in 2012, which increased by R313 million compared with R4 308 million in 2011. The variation in these costs was mainly attributable to weaker rand levels against major currencies which affected the foreign operations during 2013. Compared to sales of products, selling and distribution costs represented 3% in 2013, 2012 and 2011.

        Maintenance expenditure.    Maintenance expenditure in 2013 amounted to R7 544 million, which represents an increase of R123 million, or 2%, compared with R7 421 million in 2012, which increased by R611 million compared with R6 810 million in 2011.

        Employee related expenditure.    Employee related expenditure amounted to R 23 476 million, which represents an increase of R4 011 million, or 21%, compared with R19 465 million in 2012, which increased by R1 332 million, or 7%, from 2011. This amount includes labour costs of R21 438 million (2012—18 774 million and 2011—R16 627 million) and share-based payment expenses of R2 038 million (2012—R691 million and 2011—R1 506 million). The increase in labour costs in 2013 is mainly due to the average annual inflationary increases of approximately 7%, increased share-based payment expenses related to the performance of the Sasol ordinary share price of 7%, an increase in employee numbers growth of 4%, as well as the effects of exchange rates of 4%. Labour costs increased in 2012 mainly due to inflation and increased costs associated with the establishing and advancing of various growth initiatives at SPI and SSI, including costs for a full 12 months relating to our Canadian shale gas operations.

        Exploration expenditure and feasibility costs.    Exploration expenditure and feasibility costs in 2013 amounted to R1 354 million, which represents an increase of R309 million, or 30%, compared with R1 045 million in 2012, which increased by R165 million compared with R880 million in 2011. The increase in exploration and feasibility costs in 2013 and 2012 is mainly due to increased costs associated with the establishing and advancing of various growth initiatives at SPI and SSI.

        Depreciation and amortisation.    Depreciation and amortisation in 2013 amounted to                        R12 030 million, which represents an increase of R2 379 million, or 25%, compared with                        R9 651 million in 2012, which increased by R2 251 million compared with R7 400 million in 2011. The increase in depreciation and amortisation in 2013 and 2012 is mainly due to the increased depreciation of the Canadian shale gas assets of R487 million which is based on the units-of-production method using estimated proved developed reserves as well as the increase in assets that reached beneficial operation in 2012 and 2013 at Sasol Synfuels, and the impact of the weaker rand/US dollar exchange rate.

        Translation gains and losses.    Translation gains arising primarily from the translation of monetary assets and liabilities amounted to R899 million in 2013. The gain recognised is due to the weakening of the rand/US dollar exchange rate during the year closing at R9,88 at 30 June 2013, compared with the closing rate at 30 June 2012 of R8,17 per US dollar. The closing rate is used to translate, to rand, all our monetary assets and liabilities denominated in a currency other than the rand at the reporting date and, as a result, a net gain was recognised on these translations in 2013. The strengthening of the rand has a positive impact on the translation of our monetary liabilities, while the weakening of the rand has a negative impact on the translation of our monetary assets. Included are translation losses of R2 021 million (2012—R727 million), relating primarily to our ASPC operations, mainly due to the depreciation of the Iranian Rial against the US dollar. In 2012, foreign exchange gains of R243 million were recognised due to the weakening of the rand/US dollar exchange rate towards the end of the year closing at R8,17 at 30 June 2012 compared to the closing rate at 30 June 2011 of R6,77 per US dollar. A net foreign exchange loss of R1 016 million was recognised in 2011.

        Other operating expenses.    Other operating expenses in 2013 amounted to R9 692 million, a decrease of R182 million, compared to R9 874 million in 2012, which increased by R1 400 million from R8 474 million in 2011. This amount includes rental expenses of R1 013 million (2012—R862 million and 2011—R772 million), insurance costs of R516 million (2012—R438 million and 2011—R535 million), computer costs of R1 514 million (2012—R1 403 million and 2011—R1 286 million), hired labour of R841 million (2012—R503 million and 2011—R405 million) and professional fees of R2 034 million (2012—R1 567 million and 2011—R1 216 million). Other operating expenses also includes the impact of the change in discount rates for environmental provisions amounting to a gain of

R1 007 million (2012—loss of R598 million and 2011—loss of R52 million). Other operating expenses in 2011 included amounts in respect of competition related administrative penalties of R112 million. There were no competition related administrative penalties in 2013 and 2012.

        Other operating income.    Other operating income in 2013 amounted to R1 952 million, which represents an increase of R536 million, or 38%, compared with R1 416 million in 2012, which increased by R328 million compared with R1 088 million in 2011. Included in other operating income for the 2013 year is R129 million received in respect of deferred income received related to emission rights (2012—R128 million and 2011—R79 million), gain on hedging activities realised by Sasol Financing on foreign exchange contracts of R262 million (2012—R335 million and 2011—R276 million) and insurance proceeds of R173 million (2012—R39 million and 2011—R46 million).

        Remeasurement items The effects of remeasurement items(1) recognised for the year ended 30 June are set out below:

	2013	2012	2011
	(Rand in millions)
South African Energy Cluster
Sasol Mining	7	61	3
—impairments	—	6	—
—scrapping of assets	13	55	5
—profit on disposal of property, plant and equipment	(6)	—	(2)
Sasol Gas	—	11	6
—scrapping of assets	—	11	6
Sasol Synfuels	77	238	197
—scrapping of assets	78	238	197
—profit on disposal of property, plant and equipment	(1)	—	—
Sasol Oil	78	14	17
—impairments	45	1	7
—reversal of impairments	(8)	—	—
—scrapping of assets	35	13	25
—(profit)/loss on disposal of property, plant and equipment	8	—	(15)
—profit on disposal of businesses	(2)	—	—
International Energy Cluster
Synfuels International	(7)	34	126
—impairments	—	—	123
—scrapping of assets	—	34	3
—profit on disposal of property, plant and equipment	(7)	—	—
Petroleum International	428	1 609	442
—impairments	15	1 398	1
—scrapping of assets	14	—	—
—profit on disposal of property, plant and equipment	(1)	—	—
—profit on disposal of businesses	(69)	(59)	—
—write off of unsuccessful exploration wells	469	270	441

	2013	2012	2011
	(Rand in millions)
Chemical Cluster
Sasol Polymers	3 572	62	46
—impairments	3 611	61	5
—reversal of impairments	(61)	—	—
—scrapping of assets	22	2	42
—profit on disposal of property, plant and equipment	—	(1)	(1)
Sasol Solvents	341	83	63
—impairments	242	37	38
—reversal of impairment of property, plant and equipment	—	—	(15)
—scrapping of assets	97	44	32
—loss on disposal of property, plant and equipment	2	2	8
Sasol Olefins & Surfactants	64	(179)	(500)
—impairments	61	85	6
—reversal of impairments	—	—	(520)
—scrapping of assets	5	9	4
loss on disposal of property, plant and equipment	12	12	13
—profit on disposal of business	(14)	(285)	(3)
Other Chemicals	1 815	(94)	(11)
—impairments	2 075	35	6
—reversal of impairments	(38)	(12)	—
—scrapping of assets	8	37	10
—profit on disposal of property, plant and equipment	(1)	(137)	(15)
—loss on disposal of intangible assets	4	—	—
—profit on disposal of associate	—	(7)	(6)
—fair value gain on acquisition of business	(233)	—	—
—profit on disposal of businesses	—	(10)	(6)
Other businesses	112	21	37
—impairments	53	19	4
—scrapping of assets	70	16	35
—profit on disposal of property, plant and equipment	(11)	(14)	(2)
Remeasurement items	6 487	1 860	426

(1)
Remeasurement items includes items of income and expense recognised in the income statement that do not relate to the normal operating activities of the reporting entity and includes the impairment of non-current assets, profit or loss on disposal of non-current assets including businesses and investments, and scrapping of assets.

Operating profit

        The factors contributing to the increase in operating profit are set forth in the table below:

	Change 2013/2012		Change 2012/2011
	(Rand in millions)%		(Rand in millions)%
Operating profit, 2012 and 2011, respectively	36 758		29 950
Exchange rate effects(1)	10 048	27	7 384	25
Net product and feedstock price(2)	444	2	6 720	23
—crude oil effects	(1 207)	(3)	7 453	25
—other products (including chemicals)	1 651	5	(733)	(2)
Inflation on other operating costs	(2 367)	(6)	(2 650)	(9)
Net volume and productivity effects(3)	2 397	7	(607)	(2)
Effects of remeasurement items(4)	(4 627)	(13)	(1 434)	(5)
Other effects(5)	(2 025)	(6)	(2 605)	(9)

Operating profit, 2013 and 2012, respectively	40 628		36 758

(1)
This arises primarily from the effects of the average US dollar exchange rate during the year on both turnover and operating expenses and the increase in translation loss relating to our ASPC operations of R1 294 million arising from the depreciation of the Iranian Rial against the US dollar.

(2)
This arises primarily from the effects of changes in product and feedstock prices on turnover and materials, energy and consumables used.

(3)
This arises primarily from the effects of plant volumes and productivity on materials, energy and consumables used and services rendered.

(4)
This arises primarily from the effects of remeasurement items—refer to previous analysis.

(5)
These primarily include the effects of the increased share-based payment expenses recognised in 2013 and the increase in the depreciation charge of our Canadian operations of approximately R487 million in 2013.

Share of profit of associates, net of tax

        Share of profit of associates, net of tax consists of the following:

	2013	2012	Change 2013/2012	Change 2013/2012	2011	Change 2012/2011	Change 2012/2011
	(Rand in millions)			(%)	(Rand in millions)
							(%)
Profit before tax	599	621	(22)	(4)	388	233	60
Taxation	(154)	(142)	(12)	8	(96)	(46)	48

Share of profit of associates, net of tax	445	479	(34)	(7)	292	187	64

        The share of profit of associates (net of tax) amounted to R445 million in 2013 compared with R479 million in 2012 and R292 million in 2011. The decrease in 2013 is attributable to the lower share of associates profit earned during the year. The increase in 2012 is attributable to the higher share of associates profit earned during the year.

Net finance costs

        Net finance cost consists of the following:

	2013	2012	Change 2013/2012	Change 2013/2012	2011	Change 2012/2011	Change 2012/2011
	(Rand in millions)			(%)	(Rand in millions)		(%)
Finance income	708	796	(88)	(11)	991	(195)	(20)
Finance costs	(2 002)	(2 030)	28	(1)	(1 817)	(213)	12

Net finance costs	(1 294)	(1 234)	(60)	5	(826)	(408)	49

        Finance income.    Finance income 2013 amounted to R708 million, which represents a decrease of R88 million, or 11%, compared with R796 million in 2012, which decreased by R195 million compared with R991 million in 2011. Included in finance income for the 2013 year is R681 million interest received (2012—R766 million and 2011—R943 million) and dividends received of R24 million (2012—R22 million and 2011—R40 million).

        Finance costs.    Finance costs in 2013 amounted to R2 002 million, which represents a decrease of R28 million, or 1%, compared with R2 030 million in 2012, which increased by R213 million compared with R1 817 million in 2011. Included in finance costs for the 2013 year is R774 million interest on debt (2012—R558 million and 2011—R506 million), R712 million A and B preference share dividends (2012—R822 million and 2011—R677 million) that relates to the Sasol Inzalo long-term debt and notional interest of R574 million (2012—R489 million and 2011—R468 million). The increase in interest on debt is primarily due to the US$1 billion bond issued during November 2012. R302 million was capitalised to assets under construction during 2013 (2012—R24 million and 2011—R43 million). This increase is mainly due to the increase in interest on general borrowings eligible for capitalisation.

Income tax

        Income tax expense in 2013 amounted to R12 597 million, an increase of 7%, compared with R11 746 million in 2012, which increased by 28% from R9 196 million in 2011.

        The income statement charge consists of the following:

	2013	2012	2011
	(Rand in millions)
Current tax
—South African normal tax	9 355	7 358	5 235
—Dividend withholding tax	69	16	—
—Secondary tax on companies (STC)	—	1 032	771
—Foreign tax	2 001	1 861	1 192

Total current tax	11 425	10 267	7 198
Deferred tax
—South African	1 324	1 711	1 491
—Foreign	(152)	(232)	507

Total deferred tax expense	1 172	1 479	1 998

Income tax expense for the year	12 597	11 746	9 196

        The effective tax rate was 31,7% in 2013, 32,6% in 2012 and 31,3% in 2011.

        The decrease in the effective tax rate from 32,6% in 2012 to 31,7% in 2013 is mainly due to an increase in non-deductible expenses relating mainly to once-off charges, which was offset by the absence of Secondary Tax on Companies, due to the implementation of dividend withholding tax, as well as the increase in exempt income.

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

Non-controlling interests in subsidiaries

        Profit attributable to non-controlling interests in subsidiaries in 2013 amounted to R904 million compared with R674 million in 2012 and R426 million in 2011. In 2013, 2012 and 2011, the non-controlling interests in subsidiaries increased due to an increase in profits earned from Sasol Oil, in which outside shareholders hold a 25% interest.

Segment overview

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

 Turnover per segment

	South African energy cluster					International energy cluster		Chemical cluster
	Saso Mining	Sasol Gas	Sasol Synfuels	Sasol Oil	Other	Sasol Synfuels International	Sasol Petroleum International	Sasol Polymers	Sasol Solvents	Sasol Olefins & Surfactants	Other Chemicals	Other businesses	Total
	(Rand in millions)
2013
External turnover	1 833	4 524	1 508	67 359	—	5 252	2 177	22 957	19 513	40 580	15 556	10	181 269
% of external turnover	1%	2%	1%	37%	—	3%	1%	13%	11%	22%	9%	—	100%
Inter-segment turnover	10 491	3 730	56 767	634	—	—	1 457	149	1 778	698	4 082	358	80 144
% of inter-segment turnover	13%	5%	71%	1%	—	—	2%	—	2%	1%	5%	—	100%

Total turnover	12 324	8 254	58 275	67 993	—	5 252	3 634	23 106	21 291	41 278	19 638	368	261 413

2012
External turnover	2 256	3 967	1 268	66 800	—	5 182	1 778	19 952	17 429	37 044	13 720	50	169 446
% of external turnover	2%	2%	1%	39%	—	3%	1%	12%	10%	22%	8%	—	100%
Inter-segment turnover	8 416	2 964	47 523	620	—	136	1 333	129	1 485	654	4 339	—	67 599
% of inter-segment turnover	13%	4%	70%	1%	—	—	2%	—	2%	1%	7%	—	100%

Total turnover	10 672	6 931	48 791	67 420	—	5 318	3 111	20 081	18 914	37 698	18 059	50	237 045

2011
External turnover	2 029	3 170	1 208	54 265	—	3 715	1 211	16 985	16 156	31 116	12 554	27	142 436
% of external turnover	1%	2%	1%	38%	—	3%	1%	12%	11%	22%	9%	—	100%
Inter-segment turnover	7 117	2 275	36 277	519	—	—	946	97	1 124	599	4 223	—	53 177
% of inter-segment turnover	14%	4%	68%	1%	—	—	2%	—	2%	1%	8%	—	100%

Total turnover	9 146	5 445	37 485	54 784	—	3 715	2 157	17 082	17 280	31 715	16 777	27	195 613

Operating profit/(loss) after remeasurement items per segment

	South African energy cluster					International energy cluster			Chemical cluster
	Sasol Mining	Sasol Gas	Sasol Synfuels	Sasol Oil	Other	Sasol Synfuels International	Sasol Petroleum International		Sasol Polymers		Sasol Solvents	Sasol Olefins & Surfactants	Other Chemicals	Other businesses		Total
Operating profit/(loss) 2013 (Rm)	2 213	4 069	28 624	2 072	—	1 601	(1 886)		(2 829)		916	3 580	252	2 016		40 628
% of total	5%	10%	71%	5%	—	4%	(5%	)	(7%	)	2%	9%	1%	5%		100%

Operating profit/(loss) 2012 (Rm)	2 287	2 985	22 095	1 592	(2)	1 881	(1 936)		716		1 403	3 193	1 188	1 356		36 758
% of total	6%	8%	60%	4%	—	5%	(5%	)	2%		4%	9%	3%	4%		100%

Operating profit/(loss) 2011 (Rm)	1 063	2 578	15 188	1 180	(62)	1 205	382		1 579		1 655	4 161	1 317	(296)		29 950
% of total	4%	9%	51%	3%	—	4%	1%		5%		6%	14%	4%	(1%	)	100%

Segment review

South African energy cluster

Sasol Mining—results of operations

	2013	2012	Change 2013/2012	Change 2013/2012	2011	Change 2012/2011	Change 2012/2011
	(Rand in millions)			(%)	(Rand in millions)		(%)
Turnover
External	1 833	2 256	(423)	(19)	2 029	227	11
Inter-segment	10 491	8 416	2 075	25	7 117	1 299	18

Total turnover	12 324	10 672	1 652	15	9 146	1 526	17
Operating costs and expenses(1)	(10 111)	(8 385)	(1 726)	21	(8 083)	(302)	4

Operating profit after remeasurement items	2 213	2 287	(74)	(3)	1 063	1 224	115

Operating margin %	18	21			12

(1)
Operating costs and expenses net of other income.

Results of operations 2013 compared to 2012

        Total turnover increased by 15% from R10 672 million to R12 324 million mainly due to higher volumes and sales prices to Sasol Synfuels and the positive impact of the weaker rand/US dollar exchange rate, offset by lower US dollar export coal prices per ton and lower export sales volumes. Sales volumes increased by 4% to 44,5 million tons (Mt) for 2013 compared with 42,8 Mt in 2012.

        Production volumes were slightly higher than those of the prior year at 40,1 Mt for 2013 compared with 40,0 Mt in 2012.

        Operating costs and expenses increased by 21%, mainly due to inflation and increased mining costs to create additional capacity in phasing out old shafts while ramping up new shafts. This impacted negatively on productivity leading to external coal purchases and increased transport costs. Production in the export plant was affected by new geological information relating to the Thubelisha shaft, which has a significant impact on the planned future market of the mine. This also resulted in lower productivity and higher costs at certain sections of the Twistdraai colliery.

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

        The main factors contributing to the decrease/increase in operating profit were:

	Change 2013/2012		Change 2012/2011
	(Rand in millions)%		(Rand in millions)%
Operating profit after remeasurement items, 2012 and 2011, respectively	2 287		1 063
Exchange rate effects	217	10	258	24
Net product price	437	19	383	36
Inflation on other operating costs	(306)	(13)	(310)	(29)
Net volume and productivity effects	119	5	347	33
Effects of remeasurement items	54	2	(58)	(6)
Other effects(1)	(595)	(26)	604	57

Operating profit after remeasurement items, 2013 and 2012, respectively	2 213		2 287

(1)
The amount includes increased depreciation of R196 million that relates to the increased capital expenditure on existing and new mines.

Remeasurement items

        Operating costs and expenses include the effect of the following remeasurement items:

	2013	2012	2011
	(Rand in millions)
Scrapping of property, plant and equipment	13	43	5
Scrapping of assets under construction	—	12	—
Impairment of property, plant and equipment	—	6	—
Profit on disposal of property, plant and equipment	(6)	—	(2)

Total loss	7	61	3

        The remeasurement items in 2013 includes the scrapping of refurbishments of R7 million as well as the scrapping of geographical expansions R4 million. The profit of R6 million on disposal of property, plant and equipment relates to the sale of a continuous miner.

        The remeasurement items in 2012 include the scrapping of thin seam mining components which were no longer economically viable (R43 million) and projects, which were discontinued and whose technologies could no longer be used (R12 million). In addition, an impairment was recognised in respect of battery haulers of which the recoverable amount was assessed as being below R6 million of its carrying amount.

        During 2011 numerous assets with small carrying values were retired from use and the remaining carrying values attributable to these assets were written off. Other smaller assets were disposed of in 2011 realising a profit of R2 million in 2011.

Sasol Gas—results of operations

	2013	2012	Change 2013/2012	Change 2013/2012	2011	Change 2012/2011	Change 2012/2011
	(Rand in millions)			(%)	(Rand in millions)		(%)
Turnover
External	4 524	3 967	557	14	3 170	797	25
Inter-segment	3730	2 964	766	26	2 275	689	30

Total turnover	8 254	6 931	1 323	19	5 445	1 486	27
Operating costs and expenses(1)	(4 185)	(3 946)	(239)	6	(2 867)	(1 079)	38

Operating profit after remeasurement items	4 069	2 985	1 084	36	2 578	407	16

Operating margin %	49	43			47

(1)
Operating costs and expenses net of other income.

Results of operations 2013 compared to 2012

        Total turnover increased by 19% from R6 931 million in 2012 to R8 254 million in 2013 mainly due to higher sales volumes and sales prices and the positive impact of the weaker rand/US dollar exchange rate. Sales volumes were 5% higher at 160,1 MGJ for 2013 compared with 152,4 MGJ in 2012.

        Operating costs and expenses increased by 6% mainly due to inflation.

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

        Operating costs and expenses increased by 38% which was as a result of higher cash fixed costs, higher labour costs due to the filling of vacant positions, and increases in corporate fees and sundry costs.

        The main factors contributing to the increase in operating profit were:

	Change 2013/2012		Change 2012/2011
	(Rand in millions)%		(Rand in millions)%
Operating profit after remeasurement items, 2012 and 2011, respectively	2 985		2 578
Exchange rate effects	117	4	3	—
Net product price	897	30	427	16
Inflation on other operating costs	(34)	(1)	(30)	(1)
Net volume and productivity effects	198	7	123	5
Effects of remeasurement items	11	—	(5)	—
Other effects	(105)	(4)	(111)	(4)

Operating profit after remeasurement items, 2013 and 2012, respectively	4 069		2 985

Remeasurement items

        Operating costs and expenses include the effect of the following remeasurement item:

	2013	2012	2011
	(Rand in millions)
Scrapping of assets under construction	—	11	6

Total loss	—	11	6

        In 2012 and 2011, smaller projects which were no longer considered economically viable were written off.

Sasol Synfuels—results of operations

	2013	2012	Change 2013/2012	Change 2013/2012	2011	Change 2012/2011	Change 2012/2011
	(Rand in millions)			(%)	(Rand in millions)		(%)
Turnover
External	1 508	1 268	240	19	1 208	60	5
Inter-segment	56 767	47 523	9 244	19	36 277	11 246	31

Total turnover	58 275	48 791	9 484	19	37 485	11 306	30
Operating costs and expenses(1)	(29 651)	(26 696)	(2 955)	11	(22 297)	(4 399)	20

Operating profit after remeasurement items	28 624	22 095	6 529	30	15 188	6 907	45

Operating margin %	49	45			41

(1)
Operating costs and expenses net of other income.

Results of operations 2013 compared to 2012

        Total turnover increased by 19% from R48 791 million in 2012 to R58 275 million in 2013 mainly due to a weaker average rand/US dollar exchange rate resulting in favourable product prices and margins, and increased sales volumes.

        Production volumes of 7,443 million tons were 4% higher than the prior year due to stable operations, as well as the performance of the running plant during the phased shutdown in September 2012.

        Operating costs and expenses increased by 11% mainly due to higher feedstock prices, which are largely internal to the group, as well as increased labour and energy costs.

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

        The main factors contributing to the increase in operating profit were:

	Change 2013/2012		Change 2012/2011
	(Rand in millions)%		(Rand in millions)%
Operating profit after remeasurement items, 2012 and 2011, respectively	22 095		15 188
Exchange rate effects	6 628	30	3 980	26
Net product and feedstock price	(2 198)	(10)	6 345	42
—crude oil effects	(1 605)	(7)	5 567	37
—other products	(593)	(3)	778	5
Inflation on other operating costs	(1 001)	(5)	(1 202)	(8)
Net volume and productivity effects	1 932	9	(863)	(6)
Effects of remeasurement items	161	1	(41)	—
Other effects(1)	1 007	5	(1 312)	(9)

Operating profit after remeasurement items, 2013 and 2012, respectively	28 624		22 095

(1)
The most significant movement in 2013 was a decrease in provision for rehabilitation due to a change in the discount rate.

Remeasurement items

        Operating costs and expenses include the effect of the following remeasurement items:

	2013	2012	2011
	(Rand in millions)
Scrapping of property, plant and equipment	62	57	151
Scrapping of assets under construction	16	181	46
Profit on disposal of property, plant and equipment	(1)	—	—

Total loss	77	238	197

        The remeasurement items in 2013 include the scrapping of sections of projects and property, plant and equipment (R62 million) and assets under construction (R16 million) which are no longer economically viable and whose technologies can no longer be used. Other smaller assets were disposed of realising a profit of R1 million in 2013.

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

Sasol Oil—results of operations

	2013	2012	Change 2013/2012	Change 2013/2012	2011	Change 2012/2011	Change 2012/2011
	(Rand in millions)			(%)	(Rand in millions)		(%)
Turnover
External	67 359	66 800	559	1	54 265	12 535	23
Inter-segment	634	620	14	2	519	101	19

Total turnover	67 993	67 420	573	1	54 784	12 636	23
Operating costs and expenses(1)	(65 921)	(65 828)	(93)	—	(53 604)	(12 224)	23

Operating profit after remeasurement items	2 072	1 592	480	30	1 180	412	35

Operating margin %	3	2			2

(1)
Operating costs and expenses net of other income.

Results of operations 2013 compared to 2012

        Total turnover increased by 1% from R67 420 million in 2012 to R67 993 million in 2013 mainly due to higher crude refining margins of US$9,67 in 2013 compared to US$8,44 in 2012 as well has higher virtual refining margins of US$3,23/b in 2013 compared to US$3,21/b in 2012. In addition, profitability was enhanced by higher petroleum product prices and a weaker average rand/US dollar exchange rate. This benefit was partially offset by lower sales and production volumes due to lower demand, in particular for black products, on the back of higher petroleum product prices. Total liquid fuel sales were lower at 8,9 million cubic metres (Mm3) in 2013 compared with 9,6 Mm3 in 2012, specifically due to the overland exporters into Southern Africa and lower sales to refining wholesalers resulting from lower production volumes at Natref.

        The crude oil throughput at our Natref refinery decreased by 21% from 3,3 million cubic metres (Mm3) in 2012 to 2,6 Mm3 in 2013, resulting from an extended planned maintenance shutdown at the Natref refinery.

        Operating costs and expenses remained in line with the previous year. Higher marketing and refining margins, together with higher product prices underpinned the improved operating profit. Higher wholesale margins were also partly negated by the impact of the weaker rand/US dollar exchange rate.

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

        The crude oil throughput at our Natref refinery decreased by 12% from 3,7 Mm3 in 2011 to 3,3 Mm3 in 2012, resulting from an extended planned shutdown at the Natref refinery, coupled with crude oil supply shortages resulting from an unplanned third party single buoy mooring (SBM) shutdown in December 2011 and sales volumes were further negatively impacted by reduced trading activities.

        Operating costs and expenses increased mainly as a result of higher labour costs. Higher marketing margins, together with higher product prices underpinned the improved operating profit. Higher wholesale margins were also partly negated by the impact of the weaker rand/US dollar exchange rate.

        The main factors contributing to the increase in operating profit were:

	Change 2013/2012		Change 2012/2011
	(Rand in millions)%		(Rand in millions)%
Operating profit after remeasurement items, 2012 and 2011, respectively	1 592		1 180
Exchange rate effects	292	18	162	14
Net product and feedstock price	441	28	585	50
Inflation on other operating costs	(118)	(7)	(119)	(10)
Net volume and productivity effects	(192)	(12)	(185)	(16)
Effects of remeasurement items	(64)	(4)	3	—
Other effects(1)	121	7	(34)	(3)

Operating profit after remeasurement items, 2013 and 2012, respectively	2 072		1 592

(1)
This amount mainly increased compared to 2012 due to a bad debt provision of R97 million recognised in 2012 compared to R6 million recognised in 2013.

Remeasurement items

        Operating costs and expenses include the effect of the following remeasurement items:

	2013	2012	2011
	(Rand in millions)
Net impairment of property, plant and equipment	(8)	1	7
Impairment of goodwill	45	—	—
Scrapping of property, plant and equipment	17	11	18
Scrapping of assets under construction	18	2	7
Loss/(profit) on disposal of property, plant and equipment	8	—	(15)
Profit on disposal of business	(2)	—	—

Total loss	78	14	17

        The remeasurement items in 2013 include the impairment of goodwill of R45 million that relates to the disposal of Sasol's bitumen business, operated by Tosas. The reversal of impairment of property, plant and equipment of R8 million relates to the improved operational performance of retail convenience centres resulting from the successful implementation of turnaround plans. In addition, various projects and assets with small carrying values were retired from use and scrapped, with the remaining carrying values attributable to these assets written off. The profit on the disposal of property, plant and equipment relates to various small items.

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

International energy cluster

Sasol Synfuels International (SSI)—results of operations

	2013	2012	Change 2013/2012	Change 2013/2012	2011	Change 2012/2011	Change 2012/2011
	(Rand in millions)			(%)	(Rand in millions)		(%)
Turnover
External	5 252	5 182	70	1	3 715	1 467	39
Inter-segment	—	136	(136)	(100)	—	136	100

Total turnover	5 252	5 318	(66)	(1)	3 715	1 603	43
Operating costs and expenses(1)	(3 651)	(3 437)	(214)	6	(2 510)	(927)	37

Operating profit after remeasurement items	1 601	1 881	280	(15)	1 205	676	56

Operating margin %	30	35			32

(1)
Operating costs and expenses net of other income.

Results of operations 2013 compared to 2012

        Total turnover decreased by 1% from R5 318 million in 2012 to R5 252 million in 2013 mainly due to lower volumes from the ORYX GTL plant in Qatar due to the planned statutory shutdown in February 2013.

        Production volumes (our share of production by our joint ventures) decreased by 8% from 5,05 million barrels in 2012 to 4,67 million barrels in 2013 of refined products produced. The ORYX GTL plant achieved a full year average utilisation rate, taking into account the planned statutory shutdown, of 80% of nameplate capacity. Average throughput for the month of May and June 2013 exceeded 106% of design capacity.

        Operating costs and expenses increased by 6% mainly due to inflation and higher US GTL study costs offset by the positive impact of the weaker average rand/US dollar exchange rate.

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

        The main factors contributing to the decrease/increase in operating profit were:

	Change 2013/2012		Change 2012/2011
	(Rand in millions)%		(Rand in millions)%
Operating profit after remeasurement items, 2012 and 2011, respectively	1 881		1 205
Exchange rate effects	533	28	(357)	(30)
Net product price	(21)	(1)	569	47
Inflation on other operating costs	(25)	(1)	(76)	(6)
Net volume and productivity effects	(432)	(23)	411	34
Effects of remeasurement items	41	2	92	8
Other effects	(376)	(20)	37	3

Operating profit after remeasurement items, 2013 and 2012, respectively	1 601		1 881

Remeasurement items

        Operating costs and expenses include the effect of the following remeasurement items:

	2013	2012	2011
	(Rand in millions)
Scrapping of property, plant and equipment	—	—	3
Scrapping of assets under construction	—	34	—
Profit on disposal of property, plant and equipment	(7)	—	—
Impairment of investment in associate	—	—	123

Total (profit)/loss	(7)	34	126

        The remeasurement items in 2013 include the profit on disposal of property, plant and equipment of R7 million which primarily relates to catalysts sold to ORYX GTL.

        The remeasurement items in 2012 include the scrapping of assets under construction of R34 million which primarily relates to costs capitalised in respect of ORYX GTL.

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

Sasol Petroleum International (SPI)—results of operations

	2013	2012	Change 2013/2012	Change 2013/2012	2011	Change 2012/2011	Change 2012/2011
	(Rand in millions)			(%)	(Rand in millions)		(%)
Turnover
External	2 177	1 778	399	22	1 211	567	47
Inter-segment	1 457	1 333	124	9	946	387	41

Total turnover	3 634	3 111	523	17	2 157	954	44
Operating costs and expenses(1)	(5 520)	(5 047)	(473)	9	(1 775)	(3 272)	184

Operating (loss)/profit after remeasurement items	(1 886)	(1 936)	50	(3)	382	(2 318)	(607)

Operating margin %	(52)	(62)			18

(1)
Operating costs and expenses net of other income and including exploration costs and depreciation.

Results of operations 2013 compared to 2012

        Total turnover increased by 17% from R3 111 million in 2012 to R3 634 million in 2013.

        Production volumes from our combined assets in Mozambique, Canada and Gabon, increased by 16% compared to 2012. Natural gas produced and sold increased by 14% from 90,0 MGJ in 2012 to 103,0 MGJ in 2013. Our Canadian operations produced and sold 22,3 billion standard cubic feet (Bscf) of natural gas during 2013 compared to 17,0 Bscf in 2012. Total condensate sales increased from 0,3 million bbl in 2012 to 0,5 million bbl in 2013. Total oil sales after royalties from Gabon was 1,3 million bbl in 2013 compared to 1,5 million bbl in 2012. Although Gabon oil production is slowly declining, we are maturing additional volumes in Gabon to sustain the asset life-time.

        Operating costs and expenses increased by 9% mainly due to the advancing of various growth initiatives, the impact of a weaker rand/US dollar exchange rate, increased depreciation relating to our Canadian operations as well as the write off of the Mupeji-1 dry well in Mozambique amounting to R442 million. The operating loss for the prior year includes a partial impairment of R964 million relating to our Canadian shale gas asset and the impairment of Blocks 16&19 in Mozambique of R434 million.

        Our Canadian shale gas asset remains under pressure due to low gas market prices and high depreciation charges, contributing to the operating loss for the year. We are actively de-risking this asset to optimise ramp-up of development activities once gas prices increase.

Results of operations 2012 compared to 2011

        Total turnover increased significantly by 44% from R2 157 million in 2011 to R3 111 million in 2012.

        Increased gas production volumes from our Mozambique operations and sustained production at our Gabon operation contributed positively to SPI's results. Natural gas produced and sold increased by 2% from 88,0 MGJ in 2011 to 90,0 MGJ in 2012. Our Canadian operations produced and sold 17,0 billion standard cubic feet (Bscf) of natural gas during 2012 compared to 2,9 Bscf in 2011. Total condensate sales was maintained at 0,3 million bbl in 2012 and 2011. Total oil sales after royalties from Gabon was maintained at 1,5 million bbl from 2011.

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

        In addition, the impairment of Blocks 16&19 in Mozambique amounting to R434 million and the write-off of a dry well, WA-433 in Australia, for an amount of R274 million, negatively impacted our operating loss in 2012.

        The main factors contributing to the movement in the operating loss were:

	Change 2013/2012		Change 2012/2011
	(Rand in millions)%		(Rand in millions)%
Operating (loss)/profit after remeasurement items, 2012 and 2011, respectively	(1 936)		382
Exchange rate effects	(63)	3	(46)	(12)
Net product and feedstock price	30	(2)	439	115

—crude oil effects	(67)	3	270	71
—other products	97	(5)	169	44

Inflation on other operating costs	(31)	2	(45)	(12)
Net volume and productivity effects	81	(4)	158	41
Effects of remeasurement items	1 181	(61)	(1 167)	(305)
Other effects(1)	(1 148)	59	(1 657)	(434)

Operating loss after remeasurement items, 2013 and 2012, respectively	(1 886)		(1 936)

(1)
Mainly due to increase in depreciation and increased costs associated with the establishing and advancing of various growth initiatives.

Remeasurement items

        Operating costs and expenses include the effect of the following remeasurement items:

	2013	2012	2011
	(Rand in millions)
Write off of unsuccessful exploration wells	469	270	441
Impairment of property, plant and equipment	—	519	—
Net impairment of assets under construction	15	879	1
Scrapping of assets under construction	14	—	—
Profit on sale of property, plant and equipment	(1)	—	—
Profit on disposal of businesses	(69)	(59)	—

Total loss	428	1 609	442

        The remeasurement items for 2013 include an amount of R442 million that was written off on the Mupeji-1 dry well in Mozambique as well as R27 million that was written off on the EEBOM-5P dry well.

        The net impairment of assets under construction relates to the impairment of the M-10 licence acquisition costs of R26 million as well as the partial reversal of impairment of R11 million relating to

Blocks 16&19 arising from the finalisation of the cost of the project. The impairment recognised in 2012 was based on the estimated cost.

        A few assets with small carrying values were scrapped as the projects were not considered to be economically viable.

        SPI realised a R69 million profit on the disposal of its share in PPL426 and PPL287 licences in Papua New Guinea.

        The remeasurement items for 2012 include an amount of R270 million that was written off in respect of capitalised exploration wells subsequently appraised to be unsuccessful. This amount mainly relates to the WA-433-P licence in the Carnavon Basin offshore North West Australia.

        In 2012, an amount of R434 million, which had been capitalised in respect of exploration expenditure on Blocks 16&19, in Mozambique was impaired to zero as it was determined that it is not economically viable to develop Blocks 16&19.

        The asset in Canada remains under pressure in the short-term mainly due to the extremely low natural gas prices in North America. The value in use is particularly sensitive to changes in the gas price, estimated ultimate recovery factor as well as changes in drilling and completion costs. An amount of R964 million (CAD120 million) has been recognised as a partial impairment in respect of the Farrell Creek and Cypress A asset at 30 June 2012.

        Sasol Petroleum International disposed of its JDZ Block-1 licence in Nigeria, realising a loss on disposal of R1 million. This was offset by a profit realised of R60 million on the farm-down of a 10% equity share in the PPL-285 licence in Papua New Guinea.

        In 2011, an amount of R441 million was written off in respect of capitalised exploration wells subsequently appraised to be unsuccessful.

Chemical Cluster

Sasol Polymers—results of operations

	2013	2012	Change 2013/2012	Change 2013/2012	2011	Change 2012/2011	Change 2012/2011
	(Rand in millions)			(%)	(Rand in millions)		(%)
Turnover
External	22 957	19 952	3 005	15	16 985	2 967	17
Inter-segment	149	129	20	16	97	32	33

Total turnover	23 106	20 081	3 025	15	17 082	2 999	18
Operating costs and expenses(1)	(25 935)	(19 365)	6 570	34	(15 503)	(3 862)	25

Operating (loss)/profit after remeasurement items	(2 829)	716	(3 545)	(495)	1 579	(863)	(55)

Operating margin %	(12)	4			9

(1)
Operating costs and expenses net of other income.

Results of operations 2013 compared to 2012

        Total turnover increased by 15% from R20 081 million in 2012 to R23 106 million in 2013, mainly due to the weakening of the rand against the US dollar and an increase in sales volumes in our South African polymers business despite the slow recovery in the polymers market.

        The South African polymers business recorded an operating loss of R1 785 million (2012—R1 148 million). The increase in sales volumes from 1,256 Mt in 2012 to 1,316 Mt in 2013 in the South

African polymers business was negated by the slowing of the international polymers market, coupled with the continued margin squeeze experienced in the South African polymers business, where feedstock price increases outweighed the increases in selling prices.

        Our international operations contributed R4 588 million (2012—R2 591 million) to operating profit, excluding the partial impairment of our investment in Arya Sasol Polymer Company (ASPC) of R3 611 million and translation losses of R2 021 million (2012—R727 million), relating primarily to our ASPC operations, mainly due to the depreciation of the Iranian Rial against the US dollar. ASPC achieved a capacity utilisation rate of 80% for 2013. However, due to logistical disruptions at ASPC, international operations' sales volumes were 19% lower than 2012.

        Operating costs and expenses increased by 34% mainly due to the partial impairment of our investment in ASPC of R3 611 million. At 30 June 2013, the investment in ASPC was classified as a disposal group held-for-sale. Included in operating profit are also translation losses of R2 021 million relating primarily to our ASPC operations due to the depreciation of the Iranian Rial against the US dollar.

        On 16 August 2013, we entered into a definitive sale and share purchase agreement to dispose of our 50% interest in ASPC for a purchase consideration of R3 606 million (US$365 million). The purchase consideration is payable in cash for the net assets, dividends and shareholder loans. As a result of this transaction, Sasol has no on-going investment in Iran.

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

        The main factors contributing to the decrease in operating (loss)/profit were:

	Change 2013/2012		Change 2012/2011
	(Rand in millions)%		(Rand in millions)%
Operating profit after remeasurement items, 2012 and 2011, respectively	716		1 579
Exchange rate effects	(641)	(90)	257	16
Net product and feedstock price	891	124	(811)	(51)

—crude oil	361	50	(208)	(13)
—other products	530	74	(603)	(38)

Inflation on other operating costs	(156)	(22)	(162)	(10)
Net volume and productivity effects	128	18	(247)	(16)
Effects of remeasurement items	(3 510)	(490)	(16)	(1)
Other effects(1)	(257)	(35)	116	7

Operating (loss)/profit after remeasurement items, 2013 and 2012, respectively	(2 829)		716

(1)
Other effects in 2013 include costs of R210 million that relates to increased maintenance and utility costs in ASPC.

Remeasurement items

        Operating costs and expenses include the effect of the following remeasurement items:

	2013	2012	2011
	(Rand in millions)
Impairment of property, plant and equipment	3 611	—	5
Impairment of investments	—	61	—
Reversal of impairment of investments.	(61)	—	—
Scrapping of property, plant and equipment	5	2	42
Scrapping of assets under construction	17	—	—
Profit on disposal of property, plant and equipment	—	(1)	(1)

Total loss	3 572	62	46

        The remeasurement items in 2013 include the partial impairment of our investment in ASPC of R3 611 million arising from the volatile political environment and on-going economic sanctions from the United Nations, United States and European Union against Iran coupled with operational risks related to increases in feedstock prices, lack of technical support, inability to access shipping line and management's intention to dispose of the investment. As it was the intention to dispose of the investment at year-end, fair value less cost to sell was used to determine the recoverable amount. At 30 June 2013, the investment in ASPC was classified as a disposal group held-for-sale. Refer to Note 41 to "Item 18—Financial statements" for more detail.

        The previous impairment of the 40% investment in associate in Wesco China Limited was reversed in 2013. The results of the impairment review indicated that the fair value less cost to sell (based on external valuations) exceeded the carrying amount of the investment and accordingly the previous impairment of R61 million was reversed.

        Numerous assets with small carrying values were retired from use and the remaining carrying values attributable to these assets were written off to the value of R5 million.

        Scrapping of assets under construction includes the scrapping of the close lid technology project of R12 million. Other assets with small carrying values were retired from use and the remaining carrying values attributable to these assets were written off to the value of R5 million.

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

        The remeasurement items in 2011 include the impairment of property, plant and equipment relating to a railway line at Petronas Chemicals LDPE (previously Petlin), which is no longer in use. In addition, various projects and assets were retired from use and disposed of realising a profit of R1 million. Numerous assets with small carrying values were retired from use and the remaining carrying values attributable to these assets were written off to the value of R42 million.

Sasol Solvents—results of operations

	2013	2012	Change 2013/2012	Change 2013/2012	2011	Change 2012/2011	Change 2012/2011
	(Rand in millions)			(%)	(Rand in millions)		(%)
Turnover
External	19 513	17 429	2 084	12	16 156	1 273	8
Inter-segment	1 778	1 485	293	20	1 124	361	32

Total turnover	21 291	18 914	2 377	13	17 280	1 634	9
Operating costs and expenses(1)	(20 375)	(17 511)	(2 864)	16	(15 625)	(1 886)	12

Operating profit after remeasurement items	916	1 403	(487)	(35)	1 655	(252)	(15)

Operating margin %	4	7			10

(1)
Operating costs and expenses net of other income.

Results of operations 2013 compared to 2012

        Total turnover increased by 13% from R18 914 million in 2012 to R21 291 million in 2013 mainly due to an increase in sales volumes and the positive impact of a weaker rand/US dollar exchange rate. This benefit was partially offset by declining US dollar selling prices and contracting margins, resulting from continued high feedstock prices during the year.

        Sales volumes increased by 6% from 1,56 Mt sold in 2012 to 1,66 Mt sold in 2013. Production volumes were comparable with the prior year.

        Operating costs and expenses increased by 16% due to a partial impairment of R242 million related to our German operations and the increased cost of feedstock coupled with the impact of a weaker rand/US dollar exchange rate.

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

        Operating costs and expenses increased by 12% due to the increased cost of feedstock and the impact of a weaker rand/US dollar exchange rate.

        The main factors contributing to the decrease in operating profit were:

	Change 2013/2012		Change 2012/2011
	(Rand in millions)%		(Rand in millions)%
Operating profit after remeasurement items, 2012 and 2011, respectively	1 403		1 655
Exchange rate effects	664	47	1 230	74
Net product and feedstock price	(979)	(70)	(1 062)	(64)

—crude oil	(206)	(15)	685	41
—other products	(773)	(55)	(1 747)	(106)

Inflation on other operating costs	(182)	(13)	(149)	(9)
Net volume and productivity effects	316	23	(120)	(7)
Effects of remeasurement items	(258)	(18)	(20)	(1)
Other effects	(48)	(4)	(131)	(8)

Operating profit after remeasurement items, 2013 and 2012, respectively	916		1 403

Remeasurement items

        Operating costs and expenses include the effect of the following remeasurement items:

	2013	2012	2011
	(Rand in millions)
Net impairment of property, plant and equipment	165	12	16
Impairment of assets under construction	9	—	1
Impairment of intangible assets	60	25	6
Impairment of investments	8	—	—
Scrapping of property, plant and equipment	97	44	32
Loss on disposal of property, plant and equipment	2	2	8

Total loss	341	83	63

        The remeasurement items in 2013 include the following:

  •
  An impairment on property, plant and equipment amounting to R165 million was recognised in respect of the Methyl Ethyl Ketone Moers site in Germany as a result of recurring losses.

  •
  Further impairments amounting to R9 million were recognised in respect of the Herne site in Germany. This cash generating unit was fully impaired in 2008. Expenditure relating to compliance with legal and safety obligations was capitalised to the asset during the year and subsequently impaired.

  •
  An impairment of R15 million was recognised in respect of intangible assets due to the decrease in the market price of emission rights during the year. The impairment of other intangible assets relates mainly to the customer lists (R30 million) and REACH costs (R15 million) in Solvents Germany as the cash generating unit was fully impaired.

  •
  The impairment of investments of R8 million relates to the write-off of the German Pipeline Development Company GmbH. The results of the impairment review indicated that the value in use was R8 million lower than the carrying amount of the investment and accordingly an impairment was recognised.

  •
  The scrapping of property, plant and equipment of R97 million relates to the scrapping of the rhodium catalyst.

  •
  Various projects and assets were retired from use and disposed of realising a loss of R2 million.

        The remeasurement items in 2012 include the following:

  •
  Further impairments amounting to R12 million were recognised in respect of the Herne site in Germany. This cash generating unit was fully impaired in 2008. Expenditure relating to compliance with legal and safety obligations was capitalised to the asset during the year and subsequently impaired.

  •
  An impairment of R25 million was recognised in respect of intangible assets due to the decrease in the market price of emission rights during the year.

  •
  The scrapping of property, plant and equipment relates to in process consumption of rhodium catalyst amounting to R42 million. The remaining scrapping of R2 million relates to other smaller assets.

  •
  Various projects and assets were retired from use and disposed of realising a loss of R2 million.

        The remeasurement items in 2011 include the following:

  •
  Further impairments amounting to R34 million were recognised in respect of the Herne site in Germany. This cash generating unit was fully impaired in 2008. Further, expenditure relating to compliance with legal and safety obligations was capitalised to the asset during the year and subsequently impaired.

  •
  An impairment of R4 million was recognised in respect of intangible assets due to the decrease in the market price of emission rights during the year.

  •
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

  •
  Scrapping of property, plant and equipment relates to in process consumption of Rhodium catalyst amounting to R30 million. The remaining scrapping of R2 million relates to other smaller assets.

  •
  Various projects and assets were retired from use and disposed of realising a loss of R8 million.

Sasol Olefins & Surfactants (Sasol O&S)—results of operations

	2013	2012	Change 2013/2012	Change 2013/2012	2011	Change 2012/2011	Change 2012/2011
	(Rand in millions)			(%)	(Rand in millions)		(%)
Turnover
External	40 580	37 044	3 536	10	31 116	5 928	19
Inter-segment	698	654	44	7	599	55	9

Total turnover	41 278	37 698	3 580	9	31 715	5 983	19
Operating costs and expenses(1)	(37 698)	(34 505)	(3 193)	9	(27 554)	(6 951)	25

Operating profit after remeasurement items	3 580	3 193	387	12	4 161	(968)	(23)

Operating margin %	9	8			13

(1)
Operating costs and expenses net of other income.

Results of operations 2013 compared to 2012

        Total turnover increased by 9% from R37 698 million in 2012 to R41 278 million in 2013 mainly due to an increase in sales volumes and the positive impact of a weaker rand/US dollar exchange rate.

        Total sales volumes increased by 4% from 1,95 Mt in 2012 to 2,00 Mt in 2013 due to higher demand.

        Operating costs and expenses increased by 9% mainly due to the impact of a weaker rand/US dollar exchange rate. The prior year included a profit of R285 million recognised on the sale of the Witten site in Germany.

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

        The main factors contributing to the increase/decrease in operating profit were:

	Change 2013/2012		Change 2012/2011
	(Rand in millions)%		(Rand in millions)%
Operating profit after remeasurement items, 2012 and 2011, respectively	3 193		4 161
Exchange rate effects	407	13	356	9
Net product and feedstock price	336	11	(371)	(9)
Inflation on other operating costs	(121)	(4)	(119)	(3)
Net volume and productivity effects	307	10	(285)	(7)
Effects of remeasurement items	(243)	(8)	(321)	(8)
Other effects	(299)	(10)	(228)	(5)

Operating profit after remeasurement items, 2013 and 2012, respectively	3 580		3 193

Remeasurement items

        During the year under review operating costs and expenses include the effect of the following remeasurement items:

	2013	2012	2011
	(Rand in millions)
Impairment of intangible assets	61	85	6
Reversal of impairment of property, plant and equipment	—	—	(514)
Reversal of impairment of intangible assets	—	—	(4)
Reversal of impairment of assets under construction	—	—	(2)
Scrapping of property, plant and equipment	5	9	4
Loss on disposal of property, plant and equipment	12	12	13
Profit on disposal of business	(14)	(285)	(3)

Total loss/(profit)	64	(179)	(500)

        The remeasurement items in 2013 include the following:

  •
  An impairment of R61 million was recognised in respect of intangible assets due to the decrease in the market price of emission rights during the year.

  •
  A few assets with small carrying values were retired from use and the remaining carrying values attributable to these assets were written off to the value of R5 million.

  •
  A number of projects and assets were retired from use and disposed of realising a loss of R12 million.

  •
  Profit on disposal of business relates to the profit on disposal of Sasol Gulf of                        R13 million and of Sasol Benelux of R1 million.

        The remeasurement items in 2012 include the following:

  •
  An impairment of R85 million was recognised in respect of intangible assets due to the decrease in the market price of emission rights during the year.

  •
  A few assets with small carrying values were retired from use and the remaining carrying values attributable to these assets were written off to the value of R9 million.

  •
  A number of projects and assets were retired from use and disposed of realising a loss of R12 million.

  •
  Profit on disposal of business—we disposed of the Witten plant in Germany. The conditions precedent were met on 29 February 2012 and a profit on the disposal of R285 million was recognised.

        The remeasurement items in 2011 include the following:

  •
  Reversal of impairments—

  •
  During 2007, the Sasol Italy Organics business was fully impaired due to a decline in the economics of the business. Following the termination of the Sasol O&S divestiture process in 2007, Sasol O&S implemented a turnaround programme. The Sasol O&S turnaround programme included, among others, the closure of the Porto Torres and Augusta plants in Italy, the sale of unprofitable assets such as Crotone as well as various cost reduction initiatives. As a result, these initiatives as well as improvements in overall market conditions have provided indications that part of the previously recognised impairments should be reversed. Management concluded that a reversal of the previously recognised impairment of approximately R900 million (€96 million) was appropriate. Accordingly, an amount of R491 million was recognised in 2011 as a reversal of the impairment.

  •
  Reversal of impairment of property, plant and equipment—during 2007, the Cumol Sulfonate and Butyl Glycol Ether businesses within the Sasol Germany Organics cash generating unit were impaired as these assets were not performing. In 2008, management implemented a restructuring plan which was focused on the reduction of cash fixed costs and improved asset utilisation. Based on the current indicators from the turnaround process, management concluded that these businesses are showing signs of sustainable improvement and recorded a reversal of R29 million of the previously recognised impairment.

  •
  Impairment of intangible assets amounting to R6 million resulted from the decrease in the market price of emission rights during the year.

  •
  A few assets with small carrying values were retired from use and the remaining carrying values attributable to these assets were written off to the value of R4 million.

  •
  A number of projects and assets were retired from use and disposed of realising a loss of R13 million in 2011.

  •
  Profit on disposal of business—during 2007, Sasol Olefins & Surfactants approved the closure and dissolution of its investment in Sasol O&S China Investment Co. Ltd (CHC). The liquidation was finalised in December 2011, resulting in a profit of R3 million.

Other Chemicals—results of operations

        Other chemical business includes Sasol Nitro, Sasol Wax, Merisol, Sasol Infrachem and various smaller chemical businesses.

	2013	2012	Change 2013/2012	Change 2013/2012	2011	Change 2012/2011	Change 2012/2011
	(Rand in millions)			(%)	(Rand in millions)		(%)
Turnover
External	15 556	13 720	1 836	13	12 554	1 166	9
Inter-segment	4 082	4 339	(257)	(6)	4 223	116	3

Total turnover	19 638	18 059	1 579	9	16 777	1 282	8
Operating costs and expenses(1)	(19 386)	(16 871)	2 515	15	(15 460)	(1 411)	9

Operating profit after remeasurement items	252	1 188	(936)	(79)	1 317	(129)	(10)

Operating margin %	1	7			8

(1)
Operating costs and expenses net of other income.

Results of operations 2013 compared to 2012

        Our other chemical businesses recorded an operating profit of R252 million in 2013 compared to an operating profit of R1 188 million in 2012.

        Sasol Wax's operating profit was negatively impacted by a partial impairment on the FT wax expansion project amounting to R2 033 million. This impact was partially negated by the weakening of the rand against the US dollar.

        The Sasol Nitro business incurred an operating loss of R124 million for the year. This was due to the negative effects of labour unrest in the mining sector during the first half of the year, lower customer demand and significantly higher feedstock costs in the fertiliser business.

        Sasol Infrachem's operating profit was positively impacted by an increase in turnover due to higher ammonia product prices and the weakening of the rand against the US dollar.

        In December 2012, Sasol acquired the remaining 50% shareholding in Merisol for a purchase consideration of R730 million (US$85 million). Merisol contributed R1 438 million to the group's external turnover in 2013 mainly due to increased sales volumes.

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

Remeasurement items

        Operating costs and expenses includes the effect of the following remeasurement items:

	2013	2012	2011
	(Rand in millions)
Net impairment of property, plant and equipment	41	34	6
Impairment of assets under construction	2 030	—	—
Impairment of intangible assets	1	1	—
Impairment of goodwill	3	—	—
Reversal of impairment of intangible assets	(38)	(12)	—
Scrapping of property, plant and equipment	6	30	10
Scrapping of assets under construction	2	7	—
Profit on disposal of property, plant and equipment	(1)	(137)	(15)
Loss on disposal of intangible assets	4	—	—
Fair value gain on acquisition of businesses	(233)	—	—
Profit on disposal of businesses	—	(10)	(6)
Profit on disposal of associate	—	(7)	(6)

Total loss/(profit)	1 815	(94)	(11)

        The remeasurement items in 2013 include the following:

  •
  Impairment of property, plant and equipment—An impairment of R57 million was recognised at 30 June 2013 in respect of the Nitro bagging and blending unit in Secunda and R7 million was written off on the Nitro liquids unit. A reversal of impairment of R23 million was recognised on the Nitro Amsul cash generating unit resulting from an improvement in the overall project economics.

  •
  Impairment of assets under construction and goodwill—An impairment of R2 033 million was recognised at 30 June 2013 in respect of the Fischer Tropsch Wax Expansion Project (FTWEP) which is part of Sasol Wax. Due to the volatile macroeconomic environment and increased costs relating primarily to construction delays and poor labour productivity, an impairment review was performed. After a robust reassessment of the FTWEP project economics, Sasol Wax South Africa was impaired by R2 033 million at 30 June 2013 based on the value in use being lower than the carrying value. The impairment was allocated to assets under construction (R2 030 million) and goodwill (R3 million). Refer to Note 41 to "Item 18—Financial statements" for more detail.

  •
  Reversal of impairment of intangible assets—Reversal of impairment of intangible assets related to Merisol amounting to R38 million due to the increase in the market price of emission rights during the year.

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

  •
  Loss on disposal of intangible assets of R4 million relates to the loss recognised on the sale of emission rights in the Nitro explosive and fertiliser businesses.

  •
  The fair value gain of R233 million on the acquisition of businesses relates to the remeasurement to fair value of our existing shareholding in the Merisol business, which arose from the acquisition of the remaining 50% of Merisol.

        The remeasurement items in 2012 include the following:

  •
  Impairment of property, plant and equipment—An impairment of R25 million was recognised at 30 June 2012 in respect of the ammonium sulphate plant. An additional impairment of R9 million relating to the Sasol Nitro's Secunda liquids and Secunda granular blending and bagging plant was also recognised.

  •
  Impairment of intangible and other assets—An impairment of R1 million related to Sasol Wax was recognised in respect of intangible assets due to the decrease in the market price of emission rights during the year.

  •
  Reversal of impairment of intangible assets—Reversal of impairment of intangible assets related to Merisol amounting to R12 million due to the increase in the market price of emission rights during the year.

  •
  Scrapping of property, plant and equipment—Numerous assets with small carrying values were retired from use and the remaining carrying values attributable to these assets were written off to the value of R30 million.

  •
  Scrapping of assets under construction—Numerous assets with small carrying values were retired from use and the remaining carrying values attributable to these assets were written off to the value of R7 million.

  •
  Profit on disposal of property, plant and equipment—In June 2009, a decision was taken to exit the phosphoric acid business and the Phalaborwa site was closed. As a result, the Phalaborwa business was disposed of, resulting in a profit on disposal of property, plant and equipment of R120 million being recognised. Various projects and assets were retired from use and disposed of realising a profit of R4 million.

  •
  Profit on disposal of businesses—In Sasol Nitro, as part of the settlement agreement with the Competition Commission, the Bellville, Endicott and Kimberley facilities, in South Africa, were sold during the period as going concerns and a profit of R10 million on the sale was realised. The Durban and Potchefstroom facilities were sold in 2011.

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

        The remeasurement items in 2011 include the following:

  •
  Impairment of property, plant and equipment—R6 million related to the Sasol Nitro fertiliser downstream bagging facilities.

  •
  Numerous assets with small carrying values were retired from use and the remaining carrying values attributable to these assets were written off to the value of R10 million.

  •
  Profit on disposal of property, plant and equipment—various projects and assets were retired from use and disposed of realising a profit of R15 million.

  •
  Profit on disposal of associate—on 10 July 2007, Sasol Wax disposed of its 31% investment in Paramelt RMC BV, operating in The Netherlands, for a consideration of R251 million, realising a profit of R129 million. During 2011, the additional conditions precedent were met resulting in the receipt of additional consideration of R6 million.

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

Other businesses—results of operations

        Other businesses include Sasol Financing, Sasol Technology, the group's central administration activities and alternative energy businesses.

	2013	2012	Change 2013/2012	Change 2013/2012	2011	Change 2012/2011	Change 2012/2011
	(Rand in millions)			(%)	(Rand in millions)		(%)
Turnover
External	10	50	(40)	(80)	27	23	85
Inter-segment	358	—	358	100	—	—	—

Total turnover	368	50	318	(636)	27	23	85
Operating costs and expenses(1)	1 648	1 306	342	26	(323)	(1 629)	125

Operating profit/(loss) after remeasurement items	2 016	1 356	660	49	(296)	1 652	122

(1)
Operating costs and expenses net of other income.

Results of operations 2013 compared to 2012

        Operating profit for 2013 was positively impacted by net gains realised on hedging activities.

Results of operations 2012 compared to 2011

        Operating profit for 2012 was mainly higher due to net gains realised on hedging activities.

Remeasurement items

        Operating costs and expenses include the effect of the following remeasurement items:

	2013	2012	2011
	(Rand in millions)
Impairment of property, plant and equipment	—	—	—
Impairment of intangible and other assets	11	16	4
Impairment of assets under construction	42	—	—
Impairment of investments	—	3	—
Scrapping of property, plant and equipment	33	16	2
Scrapping of assets under construction	37	—	33
Profit on disposal of property, plant and equipment	(11)	(14)	(2)

Total loss	112	21	37

        The remeasurement items in 2013 include the following:

  •
  An impairment of intangible assets of R11 million was due to the decrease in the market price of emission rights during the year.

  •
  An impairment of assets under construction of R42 million relating a software project that was no longer economically viable.

  •
  Numerous assets with small carrying values were retired from use and the remaining carrying values attributable to these assets were written off to the value of R33 million.

        The remeasurement items in 2012 include the following:

  •
  An impairment of intangible assets of R16 million was due to the decrease in the market price of emission rights during the year.

  •
  An impairment of R3 million relates to the 40% investment in Thin Film Solar Technologies (Pty) Ltd which subsequently was subsequently sold for a consideration equal to its carrying value.

  •
  Numerous assets with small carrying values were retired from use and the remaining carrying values attributable to these assets were written off to the value of R16 million.

  •
  Profit on disposal of property, plant and equipment of R14 million mainly relates to the disposal of an accommodation facility owned by Sasol in the Secunda area.

        The remeasurement items in 2011 include the following:

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

RECENT ACCOUNTING PRONOUNCEMENTS

        The following accounting standards, interpretations and amendments to published accounting standards which are relevant to Sasol but not yet effective, have not been adopted in the current year:

Standard	Date published	Effective date*	Anticipated impact on Sasol
IFRS 9, Financial Instruments	12 November 2009	1 January 2015	IFRS 9 introduced new requirements for classifying and measuring financial assets. Subsequently, new requirements were published for the accounting of financial liabilities and the derecognition of financial instruments. As the scope of the standard will be further expanded to include impairment of assets and hedge accounting, we will review the effects of a comprehensive standard on financial instruments and consider adoption when appropriate.

IFRS 10, Consolidated Financial Statements (as amended)^^	12 May 2011	1 January 2013^	IFRS 10 replaces IAS 27, Consolidated and Separate Financial Statements that addresses the accounting for consolidated financial statements and SIC-12 Consolidation—Special Purpose Entities. IFRS 10 provides a single basis for consolidation with a new definition of control. The standard is effective for annual periods beginning on or after 1 January 2013 although early adoption is permitted. The impact of IFRS 10 will result in certain of Sasol's consolidated entities being accounted for under IAS 28, Investments in Associates and Joint Ventures, and IFRS 11, Joint Arrangements. This standard will be adopted by the group for the year ending 30 June 2014.

IFRS 11, Joint Arrangements (as amended)^^	12 May 2011	1 January 2013^	IFRS 11, Joint Arrangements replaces IAS 31, Interests in Joint Ventures and SIC-13 Jointly-controlled Entities—Non-monetary Contributions by Venturers.
Under IFRS 11 a joint arrangement is classified as either a joint operation or a joint venture, and the option to proportionately consolidate joint ventures has been removed. Interests in joint ventures must be equity accounted. This standard is effective for annual periods beginning on or after 1 January 2013 although early adoption is permitted. Sasol currently consolidates its joint ventures proportionately on a line-by-line basis (refer to "Item 18—Consolidated financial statements", note 60 for financial information on proportionately consolidated joint ventures). The application of IFRS 11 will result in certain of Sasol's operations being classified as joint ventures and accounted for using the equity method, and no longer proportionately consolidated on a line by line basis. This standard will be adopted by the group for the year ending 30 June 2014.

IFRS 12, Disclosure of Interests in Other Entities (as amended)^^	12 May 2011	1 January 2013^	The standard requires an entity to disclose information that enables users of financial statements to evaluate the nature of, and risks associated with, its interests in subsidiaries, entities that are not fully consolidated, including joint arrangements, associates and special purposes entities; and the effects of those interests on its financial position, financial performance and cash flows. The effective date for adoption of this standard is for periods commencing on or after 1 January 2013. This standard will be adopted by the group for the year ending 30 June 2014.

IAS 27 (Amendment), Separate Financial Statements^^	12 May 2011	1 January 2013^	Following the introduction of IFRS 10, Consolidated Financial Statements, this standard was also amended. The effective date for adoption of this standard is for periods commencing on or after 1 January 2013. This standard will be adopted by the group for the year ending 30 June 2014.

IAS 28 (Amendment), Investments in Associates and Joint Ventures^^	12 May 2011	1 January 2013^	Following the introduction of IFRS 11, Joint Arrangements, this standard was also amended to take into account the changes in accounting for joint arrangements whereby joint ventures are equity accounted. The effective date for adoption of this standard is for periods commencing on or after 1 January 2013. This standard will be adopted by the group for the year ending 30 June 2014.

Standard	Date published	Effective date*	Anticipated impact on Sasol

*
The effective date refers to periods commencing on or after the date noted and early adoption is permitted, unless otherwise indicated.

^
Early adoption is permitted provided that the entire suite of consolidation standards is adopted at the same time.

^^
The adoption of the consolidation suite of standards is not expected to have significant impact on total assets, total liabilities, equity, earnings and earnings per share.

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

        In 2013, we continued with our cash conservation approach, which included our cost containment strategy and the suspension of our share repurchase programme. This resulted in the group's strong cash position. In addition, our cash conservation approach also included the prioritisation of our capital expenditure programme. In the short term, our capital expenditure was prioritised to that which can be funded through cash generated from operating activities.

        The following table provides a summary of our cash flows for each of the three years ended 30 June 2013, 2012 and 2011:

	2013	2012	2011
	(Rand in millions)
Net cash retained from operating activities	38 447	28 024	25 816
Net cash utilised in investing activities	(32 049)	(27 616)	(24 465)
Net cash retained from/(utilised by) financing activities	8 749	(1 029)	288

        The cash generated by our operating activities is applied first to pay our debt and tax commitments and then to provide a return in the form of a dividend to our shareholders. The net cash retained is applied primarily to invest in our capital investment programme.

Operating activities

        Net cash retained from operating activities has increased over the past three years to R38 447 million in 2013 from R28 024 million in 2012 and R25 816 million in 2011 as a result of improved operational performance and the weakening of the average rand/US dollar exchange rate. Cash flows retained from operating activities include the following significant cash flows:

	2013	2012	Change 2013/2012	Change 2013/2012	2011	Change 2012/2011	Change 2012/2011
	(Rand in millions)			(%)	(Rand in millions)		(%)
Cash generated by operating activities	59 267	47 901	11 366	24	38 639	9 262	24
Income tax paid	(10 448)	(10 760)	(312)	(3)	(6 691)	(4 069)	61
Dividends paid	(10 787)	(9 600)	(1 187)	12	(6 614)	(2 986)	45

        In 2013, the average rand/US dollar exchange rate weakened by 14% to R8,85/US$ at 30 June 2013 compared with R7,78/US$ at 30 June 2012. The impact of the weaker average rand/US dollar exchange rate and improved operational performance has had a positive impact on our operations in 2013. However, this was partially offset by lower average crude oil prices, lower product prices and an increase in our working capital balances. Cash generated by operating activities has increased by 24% to R59 267 million in 2013 and by 24% to R47 901 million in 2012. In line with operating profit generated by our businesses, the most significant contributor to our cash generated by operations is Sasol Synfuels.

        The decrease in tax paid in 2013 is due to the replacement of Secondary Tax on Companies (STC) with a dividend withholding tax. STC paid in 2012 amounted to R1 032 million. The increase in tax paid in 2012 is due to the increase in taxable profit.

        Dividends paid amounted to R10 787 million in 2013 compared to R9 600 million in 2012 and R6 614 million in 2011. Our dividend distribution policy is a progressive dividend policy to distribute dividends on a regular basis, to maintain and/or grow dividends in line with the anticipated sustainable growth in earnings, barring significant economic variables such as fluctuations in the oil price and exchange rates. The prevailing circumstances of the company, future investment plans, financial performance and the trading and macroeconomic environments are considered when we make decisions on dividends. The average rate of earnings to dividend distributions in the past five years was approximately 2,5 times. Our dividend cover is 2,3 times for 2013.

Investing activities

        Net cash utilised in investing activities has increased from R24 465 million in 2011 to R27 616 million in 2012 and to R32 049 million in 2013.

        Cash flows utilised in investing activities include the following significant cash flows:

	2013	2012	Change 2013/2012	Change 2013/2012	2011	Change 2012/2011	Change 2012/2011
	(Rand in millions)			(%)	(Rand in millions)		(%)
Additions to non-current assets(1)	(32 288)	(29 160)	(3 128)	11	(20 665)	(8 495)	41
Acquisition of interests in joint ventures	(730)	(24)	(706)	2 941	(3 823)	3 799	(99)
Disposal of businesses	167	713	(546)	(77)	22	691	3 140

(1)
Includes additions to property, plant and equipment, assets under construction and intangible assets.

Additions to non-current assets

        In 2013, we invested approximately R32 billion, compared with R29 billion in 2012 and R21 billion in 2011, in capital expenditure (on a cash flow basis excluding capitalised borrowing costs and including projects entered into by our joint ventures) to sustain and enhance our existing facilities and to expand operations.

        The additions to non-current assets is primarily due to capital expenditure on projects to expand our operations, which includes the following key projects:

Projects(1)	Business unit	2013	2012	2011
		(Rand in millions)
Gauteng Network Pipeline project	Sasol Gas	679	486	177
Looplines project	Sasol Gas	407	—	—
Additional gasifiers in gas production	Sasol Synfuels	189	284	661
Reforming gas improvement project	Sasol Synfuels	26	433	557
Power generation with open cycle gas turbines	Sasol Synfuels	26	41	307
16th Oxygen train project	Sasol Synfuels	19	106	559
10th Sasol advanced synthol reactor	Sasol Synfuels	18	171	378
Gas heated heat exchange reformers	Sasol Synfuels	889	669	608
Water recovery facility	Sasol Synfuels	375	122	11
Uzbekistan gas-to-liquids	Sasol Synfuels International	199	72	—
Canadian shale gas exploration and development	Sasol Petroleum International	3 177	6 441	1 242
Mozambique exploration and development	Sasol Petroleum International	703	391	675
C3 stabilisation	Sasol Polymers	427	101	29
Ethylene purification unit	Sasol Polymers	167	673	675
Ethylene tetramerisation project in North America	Sasol Olefins & Surfactants	1 220	809	68
Limestone ammonium nitrate replacement project	Other chemical businesses	—	350	367
Fischer-Tropsch wax expansion project	Other chemical businesses	2 271	2 884	1 720
Ethane cracker and downstream derivatives project in North America	Chemical businesses	1 032	—	—
Gas-to-liquids project in North America	Chemical businesses	168	—	—
Mozambique plant—Central Termica de Ressano Garcia (CTRG)	Other businesses	1 118	—	—
Sasolburg gas power engine plant	Other businesses	310	949	—
Other projects(2)	Various	2 771	2 401	2 419

		16 191	17 383	10 453

(1)
The amounts include business development costs and our group's share of capital expenditure of joint ventures. The amounts exclude finance expenses capitalised. These amounts were approved by our board of directors. We hedge all our major South African capital expenditure in foreign currency immediately upon commitment of the expenditure or upon approval of the project.

        In addition, we invested R16 097 million, R11 777 million and R10 212 million on non-current assets in 2013, 2012 and 2011, respectively, to sustain existing operations.

Projects(1)(2)	Business unit	2013	2012	2011
		(Rand in millions)
Thubelisha shaft to maintain Twistdraai colliery operation	Sasol Mining	22	530	1 175
Impumelelo colliery to maintain Brandspruit colliery operation	Sasol Mining		584	155
		1 016
Shondoni colliery to maintain Middelbult colliery operation	Sasol Mining		74	59
		618
Major shutdown and statutory maintenance	Sasol Synfuels		1 636	1 412
		2 299
Replacement of tar tanks and separators	Sasol Synfuels	471	68	56
Shutdown and statutory maintenance	Sasol Synfuels International	338	—	—
Clean fuels 2 project	Sasol Synfuels and Sasol Oil	213	—	—
Secunda Natref pipeline project	Sasol Oil	74	213	279
Project wholesale logistics—Watloo	Sasol Oil	241	—	—
Project wholesale logistics—Alrode	Sasol Oil	150	305	199
Shutdown and statutory maintenance	Sasol Oil	387	200	49
Replacement of information management systems and software	Other businesses	165	216	188
Other projects to sustain existing operations	Various	8 744	7 082	5 630
Expenditure related to environmental obligations	Various	896	587	961
Expenditure incurred relating to safety regulations	Various	463	282	49

		16 097	11 777	10 212

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

        As at 30 June 2013, we had authorised approximately R110 billion of group capital expenditure in respect of projects in progress, of which we had spent approximately R42 billion by 30 June 2013. Of the unspent capital commitments of R68 billion, we expect to spend R43 billion in 2014 and R25 billion between 2015 and 2019. For more information regarding our capital commitments refer to "Item 5.F—Capital and contractual commitments".

Acquisition of interests in joint ventures

        In 2013, we acquired the remaining 50% shareholding in Merisol for a purchase consideration of R730 million (US$85 million).

        In 2012, we acquired an additional 11,2% interest in the Uzbekistan GTL project for a purchase consideration of R24 million, increasing our total participating interest in this project to 44,5%.

        In respect of the Canadian shale gas asset, in December 2010, Sasol signed an agreement with the Canadian based Talisman Energy Inc (Talisman) to acquire a 50% stake in their Farrell Creek shale gas asset, located in the Montney Basin of British Columbia, Canada for a purchase consideration of R7,1 billion. The suspensive conditions pertaining to the agreement with Talisman were fulfilled on 1 March 2011 and a cash consideration of CAD295,7 million (R2 068 million) was paid at that time. The remainder of the purchase consideration is being settled through the capital carry obligation.

        In March 2011, Sasol exercised an option with Talisman to acquire a 50% stake in their Cypress A shale gas asset also located in the Montney Basin in Canada for a purchase consideration of R7,1 billion. The suspensive conditions pertaining to the agreement with Talisman were fulfilled on 10 June 2011. A cash consideration of CAD250,8 million (R1 755 million) was paid at that time and the remainder of the purchase consideration is being settled through the capital carry obligation.

        The total cash consideration paid in 2011 relating to the Canadian shale gas assets amounted to R3 823 million.

Disposal of businesses

        During 2013, we disposed of businesses for a net consideration of R167 million (2012—net consideration of R713 million and 2011—net consideration of R22 million). The disposals during 2013 include the following:

  •
  In April 2013, Sasol Oil disposed of its bitumen business, operated by Tosas, for a consideration of R116 million; and

  •
  Sasol Olefins & Surfactants disposed of its Sasol Gulf business for a total consideration of R51 million.

        The 2012 disposals include the following:

  •
  Sasol Olefins & Surfactants disposed of the Witten plant in Germany for a total consideration of R550 million as part of the restructuring programme announced in 2007;

  •
  Sasol Nitro divested from its regional blending facilities in Bellville, Endicott and Kimberley, South Africa for a total consideration of R31 million. This divestiture is in accordance with a settlement agreement concluded with the South African Competition Commission;

  •
  Sasol Wax disposed of its 31% investment in Paramelt RMC BV in 2007. In 2012, the remaining conditions precedent were met resulting in the receipt of an additional consideration of R7 million; and

  •
  Sasol disposed of its 40% investment in Thin Film Solar Technologies (Pty) Ltd for a consideration of R29 million.

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

        Long-term capital expansion projects and acquisitions of businesses are financed by a combination of internally generated cash flow and variable and fixed rate debt. This debt is usually in the functional currency of the project or acquisition being financed and we aim to negotiate repayment terms that match the expected cash flow to be generated by the asset or the business acquired.

        Our long-term capital investments in the US will constitute a significant portion of total capital expenditure over the next 10 years coupled with other projects to expand and sustain existing business. These projects will be financed by a combination of internally generated cash flow and variable and fixed-rate long-term debt. The group's gearing currently remains low (negative 0,3%) and we have sufficient headroom to fund our growth opportunities, grow dividends and provide a buffer against volatilities. We expect that gearing is likely to reach the targeted gearing range of 20% to 40% in the near-to-medium term. Following the successful issuance of the US dollar bond in November 2012, flexibility has been introduced into the group's funding plan. This provides the opportunity to approach international bond markets on a regular basis to fund growth projects in the US.

        Net cash retained from financing activities was R8 749 million in 2013, compared with net cash utilised of R1 029 million in 2012 and net cash retained of R288 million in 2011.

        The following significant cash flows are included in financing activities:

	2013	2012	Change 2013/2012	Change 2013/2012	2011	Change 2012/2011	Change 2012/2011
	(Rand in millions)			(%)	(Rand in millions)		(%)
Repayment of short-term debt	(1 834)	(153)	(1 681)	1 099	(413)	260	(63)
Repayment of long-term debt	(3 357)	(1 997)	(1 360)	68	(1 702)	(295)	17
Proceeds from short-term debt	2 049	41	2 008	4 898	118	(77)	(65)
Proceeds from long-term debt	11 485	1 138	10 347	909	2 247	(1 109)	(49)

        At the annual general meeting held on 26 November 2010, shareholders granted the authority to the Sasol directors to repurchase up to 10% of Sasol's issued share capital (excluding the preferred ordinary and Sasol BEE shares) for a further maximum of 15 months. On 25 November 2011, shareholders renewed the authority to the Sasol directors to repurchase up to 10% of Sasol's issued securities. At the annual general meeting held on 30 November 2012, shareholders granted the authority to the Sasol directors to approve the repurchase up to 10% of each of Sasol's ordinary shares and Sasol BEE ordinary shares. No shares were repurchased during 2011, 2012 and 2013.

        As at 30 June 2013, through our subsidiary, Sasol Investment Company (Pty) Ltd, we held 8 809 886 ordinary shares, representing 1,44% of the issued share capital of the company, excluding the Sasol Inzalo share transaction, for an amount of R2 641 million at a cumulative average price of R299,77 per share.

        During 2013, proceeds from long-term debt included the US$1 billion bond issued by Sasol Financing International Plc, an indirect 100% owned finance subsidiary of Sasol Limited, and various other facilities raised across the group. Sasol Limited has fully and unconditionally guaranteed the US$1 billion bond. There are no restrictions on the ability of Sasol Limited to obtain funds from the finance subsidiary by dividend or loan.

        The repayment of long-term debt related primarily to the settlement of the Arya Sasol Polymer Company debt which bears interest at significantly higher rates.

        During 2012, approximately R1,4 billion relating to Arya Sasol Polymer Company was reclassified from long-term debt to short-term debt as it was expected that the debt would be repayable within the next 12 months.

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

        As at 30 June 2013, we have authorised capital expenditure of R110 billion, of which R41,8 billion has already been spent. See "Item 5.F—Tabular disclosure of contractual obligation—Capital commitments". Our long-term capital expansion projects including the US projects will be financed by means of a combination of internally generated cash flow and variable and fixed-rate long-term debt. This debt is normally raised in the same currency as the underlying project and repayment terms are designed to match the expected cash flows to be generated by that project.

        Our debt comprises the following:

	2013	2012
	(Rand in millions)
Long-term debt, including current portion	23 801	15 885
Short-term debt	257	15
Bank overdraft	747	222

Total debt	24 805	16 122
Less cash (excluding cash restricted for use)	(25 271)	(12 746)

Net (cash)/debt	(466)	3 376

        Our debt profile has a longer-term bias which is a reflection of both our capital investment programme and the favourable results generated by operating activities over the last three years.

        The group has borrowing facilities with major financial institutions of R49 867 million (2012—R45 278 million). Of these facilities, R24 805 million (2011—R16 122 million) has been utilised at year end.

        There were no events of default for the years ended 30 June 2013 and 30 June 2012.

        Besides our normal commercial banking facilities, the majority of which is in South Africa, an additional facility to fund short-term funding requirements in South Africa is our commercial paper programme of R8 billion, normally at fixed interest rates. There were no amounts outstanding under the commercial paper programme at 30 June 2013.

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

	Less than 1 year	1 to 5 years	More than 5 years	Total
Maturity profile long-term debt	1 444	6 413	15 944	23 801

        We endeavour to match the tenure of our debt with the nature of the asset or project being financed.

Covenants

        The group is subject to certain covenants on its debt facilities relating to earnings, debt cover, and net asset value, amongst others. There were no events of default in the year ended 30 June 2013.

        The covenant terms above are defined contractually in each of the agreements for the above facilities using definitions agreed to between the parties derived from amounts published in the consolidated annual financial statements of Sasol prepared in accordance with IFRS for any year and adjusted in terms of the agreed definitions.

        For information regarding our material commitments for capital expenditure refer to "Item 5.F—Capital and contractual commitments".

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

        Total expenditure on research in years 2013, 2012 and 2011 was R1 359 million, R1 257 million and R1 006 million, respectively. Development costs capitalised in 2013, 2012 and 2011 amounted to R83 million, R107 million and R76 million, respectively. For further information regarding our research and development activities, see "Item 4.B—Business overview—Sasol Technology".

5.D    Trend information

        Our financial results since the end of 2013 have been principally affected by fluctuations in dated Brent crude oil prices and a weakening of the rand to US dollar.

        In recent months, the derived European Brent crude oil spot price increased from the year end level as at 30 June 2013 of US$102,46/b to US$107,85/b on 30 September 2013 with a high of US$117,13/b and a low of US$103,28/b during that period. Given the current global economic conditions and the uncertain political environment in certain major oil producing countries, the oil price has been volatile and this volatility is expected to continue in the foreseeable future. As discussed above, a high oil price generally results in increased profitability for our group.

        The rand to US dollar exchange rate was R9,88 at 30 June 2013. The rand weakened subsequent to 30 June 2013 reaching R10,03 per US dollar at 30 September 2013 with a high of R10,39 per US dollar and a low of R9,59 per US dollar during the period 1 July 2013 to 30 September 2013. While the exchange rate during the current year has been relatively more volatile than in previous years due to the current global economic conditions, we are unable to accurately forecast whether this will continue in the foreseeable future.

5.E    Off-balance sheet arrangements

        We do not engage in off-balance sheet financing activities and do not have any off-balance sheet debt obligations, off-balance sheet special purpose entities or unconsolidated affiliates.

Guarantees

        As at 30 June 2013, the group has issued the following guarantees for which the liabilities have not been included in the statement of financial position.

	Note	Maximum potential amount 2013
(Rand in millions)
In respect of GTL ventures	i	2 359
In respect of the shale gas ventures	ii	4 119
Other performance guarantees	iii	2 366
Other guarantees and claims	iv	780
In respect of letters of credit	v	1 602
In respect of prospecting rights	vi	419

i.
Sasol Limited has issued the following significant guarantees for the obligations of various of its subsidiaries in respect of the GTL Ventures. These guarantees relate to the construction and funding of ORYX GTL Limited in Qatar, including inter alia:

•
A guarantee for the take-or-pay obligations of a wholly owned subsidiary has been issued under the gas sale and purchase agreement (GSPA) entered into between ORYX GTL Limited, Qatar Petroleum and ExxonMobil Middle East Gas Marketing Limited, by virtue of this subsidiary's 49% shareholding in ORYX GTL Limited. Sasol's exposure is limited to the amount of US$179 million (R1 766 million). In terms of the GSPA, ORYX GTL Limited is contractually committed to purchase minimum volumes of gas from Qatar Petroleum and ExxonMobil Middle East Gas Marketing Limited on a take-or-pay basis. Should ORYX GTL terminate the GSPA prematurely, Sasol Limited's wholly owned subsidiary will be obliged to take or pay for its 49% share of the contracted gas requirements. The term of the GSPA is 25 years from the date of commencement of operations. The project was commissioned in April 2007.

•
Sasol Limited issued a performance guarantee for the obligations of its subsidiaries in respect of and for the duration of the investment in Sasol Chevron Holdings Limited, limited to an amount of US$60 million (R593 million). Sasol Chevron Holdings Limited is a joint venture between a wholly owned subsidiary of Sasol Limited and Chevron Corporation.

All guarantees listed above are issued in the normal course of business.

ii.
Guarantees of R4 119 million have been issued to Talisman Energy Inc, in respect of the development of the qualifying costs related to the Farrell Creek and Cypress A shale gas asset in Canada.

iii.
Various performance guarantees issued by subsidiaries. Provisions have been recognised in relation to certain performance guarantees that were issued as part of the licensing of Sasol's GTL technology and catalyst performance in respect of ORYX GTL. The events that gave rise to these provisions are not expected to have a material effect on the economics of the group's GTL ventures. Included is a performance guarantee for the Uzbekistan GTL project.

iv.
Included in other guarantees are customs and excise guarantees of R198 million and R422 million in respect of feedstock purchases.

v.
Various guarantees issued in respect of letters of credit issued by subsidiaries.

vi.
Guarantees issued to Anglo Operations Limited and BHP Billiton Energy Coal South Africa (Pty) Ltd in respect of the outstanding amount under the contract for the purchase of Block IV prospecting rights and prospecting rights documents.

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

5.F    Tabular disclosure of contractual obligations

        Contractual obligations/commitments.    The following significant contractual obligations existed at 30 June 2013:

Contractual obligations (excluding capital expenditure)	Total amount	Within 1 year	1 to 5 years	More than 5 years
	(Rand in millions)
Operating leases	9 021	1 784	3 024	4 213
External long-term debt	23 801	1 444	6 413	15 944
External short-term debt	257	257	—	—
Purchase commitments	45 885	15 454	25 412	5 019
Bank overdraft	747	747	—	—
Finance leases*	1 191	138	371	682

Total	80 902	19 824	35 220	25 858

*
R695 million related to these finance lease obligations is included in the external long-term debt contractual obligations.

        Purchase commitments have increased marginally from R45 562 million in 2012 to R45 885 in 2013 due to minor market prices movements.

        Capital commitments.    Commitments are budgeted, approved and reported in accordance with our management policy for segmental reporting.

        The following table sets forth our authorised capital expenditure as of 30 June:

Capital expenditure	2013
(Rand in millions)
Authorised and contracted for	64 387
Authorised but not yet contracted for	45 216

Authorised capital expenditure	109 603
Less expenditure to date	(41 851)

Unspent capital commitments	67 752

        It is estimated that the expenditure will be incurred as follows:

Contractual commitments	Total amount	Within 1 year	1 to 5 years	Over 5 years
	(Rand in millions)
Capital commitments	67 752	42 421	25 313	18

        The above amounts are as reported to our board. They exclude capitalised finance expenses but include business development costs and our group's share of capital expenditure of proportionately consolidated investees.

        We expect to spend approximately R36 billion of our capital commitments on projects in South Africa, R6 billion in other African countries, R24 billion in North America, R2 billion in Europe and the remainder on projects in other regions.

        The following table reflects capital commitments on key projects approved by the Sasol Limited board and which were not yet completed at 30 June 2013:

Project	Business unit	Capital commitment	Estimated beneficial operation
		(Rand in millions)	(Calendar year)
Impumelelo colliery to maintain Brandspruit colliery operation	Sasol Mining	2 749	2014
Shondoni colliery to maintain Middelbult colliery operation	Sasol Mining	3 920	2015
Tweedraai shaft	Sasol Mining	1 228	2014
Gas loopline	Sasol Gas	1 574	2014
Shutdown and major statutory maintenance	Sasol Synfuels	3 525	2014
Gas heated heat exchange reformers	Sasol Synfuels	679	2014
Selective catalytic cracker medium-term optimisation plan	Sasol Synfuels	514	2014
Replacement of tar tanks and separators	Sasol Synfuels	1 388	2015
Water recovery facility for growth programme 1A	Sasol Synfuels	533	2015
Four synthol catalyst reduction reactors replacement	Sasol Synfuels	510	2015
Reduction of volatile organic compounds emissions	Sasol Synfuels	958	2016
Coal tar filtration project east	Sasol Synfuels	1 218	2016
Replacement of steam turbines at steam plant	Sasol Synfuels	502	2017
Clean fuels 2 project	Sasol Synfuels & Natref	1 035	2018
Canadian shale gas exploration and development	Sasol Petroleum International	2 395	2013
Mozambique exploration and development	Sasol Petroleum International	1 388	2015
Gabon exploration and development	Sasol Petroleum International	1 457	2015
Fischer-Tropsch wax expansion project	Other chemicals businesses	4 488	2014
C3 Stabilisation project	Sasol Polymers	450	2014
Ethylene tetramerisation project in North America	Sasol Olefins & Surfactants	296	2013
Land acquisitions in North America	Sasol Olefins & Surfactants	499	2014
Ethane cracker and downstream derivatives project in North America	Chemical businesses	12 849	2018
Gas-to-liquids project in North America	Chemical businesses	6 085	2017
Mozambique plant—Central Termica de Ressano Garcia, S.A (CTRG)	Sasol New Energy	1 313	2014

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

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A    Directors and senior management

The board of directors

        Our board currently comprises the following:

Name	Position	Age(1)	Member since	Current term expires(2)
Thembalihle Hixonia Nyasulu	Non-executive chairman	59	1 June 2006	22 November 2013
Colin Beggs	Independent non-executive director	65	8 July 2009	21 November 2014
David Edward Constable	Chief executive officer	51	1 July 2011	21 November 2014
Hendrik George Dijkgraaf	Independent non-executive director	66	16 October 2006	21 November 2014
Victoria Nolitha Fakude	Executive director	48	1 October 2005	22 November 2013
Mandla Sizwe Vulindlela Gantsho	Independent non-executive director	51	1 June 2003	22 November 2013
Imogen Nonhlanhla Mkhize	Independent non-executive director	50	1 January 2005	22 November 2013
Zamani Moses Mkhize	Independent non-executive director	52	29 November 2011	21 November 2014
Mfundiso Johnson Ntabankulu Njeke	Independent non-executive director	54	4 February 2009	22 November 2013
Kandimathie Christine Ramon(3)	Executive director	46	1 May 2006	n/a
Peter James Robertson	Independent non-executive director	66	1 July 2012	November 2015(4)
Jürgen Erich Schrempp	Lead independent non-executive director	69	21 November 1997	21 November 2014
Paul Victor(3)	Executive director	41	10 September 2013	22 November 2013
Stephen Westwell	Independent non-executive director	55	1 June 2012	November 2015(4)

(1)
As at 30 September 2013.

(2)
Our memorandum of incorporation provides that, "At every annual general meeting held in each calendar year 1/3 (one third) of the Directors, or if their number is not a multiple of 3 (three), then the number nearest to, but not less than 1/3 (one third) (excluding those Directors appointed in terms of clause 22.4) shall retire from office." The directors who have been longest in office since their last election or appointment shall retire at each annual general meeting. As between directors of equal seniority, the directors to retire shall in the absence of agreement, be selected from among them in alphabetical order. The number of directors that will retire at the annual general meeting in future years can therefore not be determined accurately in advance. In addition, directors who are appointed by the board during the year shall retire at the annual general meeting. A director will retire at the annual general meeting following five years from his or her appointment or last election. Projected date of retirement based on 13 directors in office.

(3)
Mrs K C Ramon resigned as a director on 9 September 2013. Mr P Victor was appointed a director and acting chief financial officer with effect from 10 September 2013.

(4)
The date of 2015 annual general meeting has not yet been determined.

        Colin Beggs became our director on 8 July 2009. Mr Beggs was the chief executive officer of PricewaterhouseCoopers until the end of June 2009. He joined Price Waterhouse in 1970 and qualified as a chartered accountant in 1971 and obtained a Bachelor of Commerce (Honours) from the University of Port Elizabeth in 1971. He became a partner in 1979 and was elected senior partner in 1992. In January 2001, he became chief executive officer of PricewaterhouseCoopers. He is also a former chairman of the board of the South African Institute of Chartered Accountants. He served as chairman of the Accounting Practices Committee and is currently a member of the Accounting Practices Board and a director of the Ethics Institute of South Africa. He is also a director and audit committee member of Absa Bank Limited, Barclays Africa Group Limited and SAB Zenezele Holdings Limited.

        David Constable has been our director and chief executive officer since 1 July 2011. Mr Constable was the Group President, Operations of Fluor Corporation from March 2009 to 31 May 2011, responsible for project execution services, project management, global procurement and construction, risk management, information technology, and sustainability across all Fluor's core business groups. Before that, he served Flour in various international sales, operations and group president positions in the oil, gas, petrochemicals, mining and power industries. Prior to joining Sasol, he also sat on the board of the US-China Business Council. He received a Bachelor of Science—Engineering degree from the University of Alberta, Canada in 1982 and attended the International Management Programme at Thunderbird University in the United States in 1997 and the Advanced Management Programme at Wharton Business School in the United States in 2000.

        Henk Dijkgraaf became our director in 2006. He is the former chief executive officer of the Dutch natural gas companies, GasTerra, Gasunie and Nederlandse Aardolie Maatschappij. He held various positions in the Royal Dutch Shell group in a number of countries between 1972 and 2003, including the positions of president, Shell Nederland BV, director, Shell Exploration and Production and chief executive, Gas, Power and Coal. He is a member of the board and of the audit committee of Eneco Holding NV, a major sustainable energy company in Western Europe, a member of the board of the Southern African-Netherlands Chamber of Commerce and deputy chairman and treasurer of the Netherlands Institute for the Near East. He obtained a Master of Science (Mining Engineering) from Delft University in 1972 and attended the Senior Executive Programme at the Massachusetts Institute of Technology in the United States in 1987.

        Nolitha Fakude became our director in 2005. On 1 July 2011, she became responsible for sustainability and business transformation. Her portfolio includes group strategy and public policy and regulatory affairs, group human resources, shared services and group stakeholder relations. She also has strategic oversight of group communications, brand and marketing, sponsorships and government relations as well as enterprise development through Sasol ChemCity. She is Chairman of Sasol Mining and non-executive director of Sasol Oil and Sasol Synfuels, among others; council member and second deputy chairman of the Human Resources Development Council of South Africa and Chairman of the CHIETA-SETA. Before joining Sasol, she was a member of the group executive committee at Nedbank Group Limited. She was also a director of Harmony Gold Mining Company Limited, BMF Investment Limited and Woolworths Holdings Limited. She has a Bachelor of Arts (Honours) degree in Psychology from the University of Fort Hare and attended the Senior Executive Programme at Harvard Business School in the United States in 1999.

        Mandla Gantsho(1) has been our director since 2003. He is the chief executive officer of Africa Rising Capital. Prior to that, he was the Vice President Operations: Infrastructure, Private Sector & Regional Integration of the African Development Bank from 2006 to 2009, and before that, the chief executive officer and managing director of the Development Bank of Southern Africa. He is the chairman and a member of the audit committee of Ithala Development Finance Corporation. He is also a director of Impala Platinum Holdings Limited and the South African Reserve Bank. In 1997, he was appointed as a Commissioner of the Finance and Fiscal Commission, a body set up in terms of the South African Constitution to advise the South African parliament on intergovernmental fiscal transfers. In 2002, he was appointed as a member of the Myburgh Commission of Enquiry into the rapid depreciation of the rand in 2001. He obtained a Certificate in Accountancy Theory and a Bachelor of Commerce (Honours) in Financial Management from the University of Cape Town, South Africa in 1985 and 1986, respectively. He also obtained a Masters in Science from The George Washington University in 2002 and a Masters and Doctorate in Philosophy from the University of Pretoria, South Africa in 2006. He qualified as a chartered accountant in 1987.

(1)
Mrs TH Nyasulu will step down as chairman of Sasol Limited at the conclusion of the annual general meeting on 22 November 2013. Dr MSV Gantsho will succeed Mrs TH Nyasulu as chairman of Sasol Limited with effect from the conclusion of the annual general meeting on 22 November 2013.

        Imogen Mkhize has been our director since 2005. She is the former chairman of The Richards Bay Coal Terminal Company (Pty) Ltd and a director of Mondi plc, Mondi Limited, NPC-Cimphor and Imbewu Capital Partners. Her previous directorships include MTN SA, Murray and Roberts, Illovo, Alan Gray, Datacentrix and the Council for Scientific and Industrial Research in South Africa. She was the managing director of Lucent Technologies South Africa. She is also a former member of the Financial Markets Advisory Board. Ms Mkhize is the chairman of the Rhodes Business School and an emeritus member of the Harvard Business School Global Alumni Board. She is also a member of the Accenture South Africa Advisory Board and the Ethics Institute of South Africa. In 2001, the World Economic Forum recognised her as a Global Leader for Tomorrow. In May 2013, she was one of 18 directors awarded the Chartered Director designation by the Institute of Directors of South Africa at the launch of the profession. She obtained a Bachelor of Science in Information Systems from Rhodes University in 1984 and a Masters in Business Administration from Harvard Business School in 1995.

        Moses Mkhize became our director on 29 November 2011. Mr Mkhize is Executive Director: Manufacturing, Rolled Products of Hulamin Limited and also serves as director of a number of subsidiaries of Hulamin. He holds a Higher Diploma in Electrical Engineering from the Durban University of Technology and a Bachelor of Commerce (Honours) from the University of South Africa.

        JJ Njeke became our director in 2009. Mr Njeke is a past chairman of the South African Institute of Chartered Accountants. He was the managing director of Kagiso Trust Investments from 1 June 1994 to 30 June 2010. He serves on the boards of Adcorp Holdings Limited, MMI Holdings Limited, Resilient Property Income Fund, MTN Group Limited, the Council of the University of Johannesburg and the South African Qualifications Authority. He previously served as a member of the Katz Commission of Inquiry into Taxation in South Africa, the General Committee of the JSE Securities Exchange, the Audit Commission—Supervisory Body of the Office of Auditor General and the Audit Committee of the National Treasury. Mr Njeke obtained a Bachelor of Commerce degree from the University of Fort Hare and a Bachelor Computationis (Honours) from the University of South Africa. He qualified as a chartered accountant in 1986. He also holds a Higher Diploma in Tax from the University of Johannesburg, South Africa.

        Hixonia Nyasulu(1) became our director in 2006 and our chairman in 2009. She is a director of Ayavuna Women's Investments (Pty) Ltd. She indirectly owns 5,1% of the shares in Tshwarisano LFB Investment (Pty) Ltd, which acquired 25% of our subsidiary, Sasol Oil (Pty) Ltd on 1 July 2006. Mrs Nyasulu is also a director of Tshwarisano and Sasol Oil. She is also a director of Barloworld Limited, Unilever plc and Unilever NV and a member of the JP Morgan SA advisory board. She is a former director of Anglo Platinum Limited and the Tongaat Hulett Group Limited. She has a Bachelor of Arts in Social Work and a Bachelor of Arts (Honours) degree in Psychology. She also holds an Executive Leadership Development Programme certificate from the Arthur D Little Management Education Institute (Cambridge, Massachusetts) and attended the International Programme for Board Members at the Institute of Management Development in Lausanne, Switzerland in 1997.

        Christine Ramon became our director in 2006. She was our chief financial officer and a director of several other companies in the group until her resignation as director of all Sasol companies on 9 September 2013. Before joining Sasol, she was the chief executive officer of Johnnic Holdings Limited, prior to which she held several senior positions including acting chief operating officer and financial director. She started her career with Coopers & Lybrand and progressed to audit manager at their offices in South Africa and Italy. During this time she was, amongst other things, seconded to the Independent Electoral Commission as deputy finance director. She was a non-executive director of Transnet SOC Limited until December 2010. In 2006, the World Economic Forum recognised her as a Young Global Leader. In 2011, she was appointed deputy chair of the South African government's

(1)
Mrs TH Nyasulu will step down as chairman of Sasol Limited at the conclusion of the annual general meeting on 22 November 2013. Dr MSV Gantsho will succeed Mrs TH Nyasulu as chairman of Sasol Limited with effect from the conclusion of the annual general meeting on 22 November 2013.

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

        Peter Robertson became our director on 1 July 2012. Mr Robertson is an independent senior advisor, Oil and Gas, with Deloitte LLP in Houston, the United States. He held various positions ranging from management to executive leadership for Chevron Corporation in the United Kingdom and the United States between 1973 and 2009. These executive positions include vice-president: Finance, Chevron USA, president: Exploration And Production Company and president: ChevronTexaco Overseas Petroleum. Mr Robertson is a former chairman of the US Energy Association. He is also a director and member of the audit committee of Jacobs Engineering Group Inc. Mr Robertson obtained a Bachelor of Science (Mechanical Engineering) from the University of Edinburgh in Scotland in 1969 and a Masters in Business Administration from the University of Pennsylvania in the United States in 1971.

        Jürgen Schrempp has been our director since 1997 and became our lead independent director on 28 November 2008. He is the chairman of Mercedes-Benz South Africa (Pty) Ltd and a director of Compagnie Financière Richemont SA and Iron Mineral Beneficiation Services (Pty) Ltd. He is the former chairman of the board of management of Daimler AG. Prof Schrempp is the chief executive officer and sole shareholder of Katleho Capital GmbH and a member of the supervisory board of Merkur Bank KGaA. He is founding chairman of the Southern Africa Initiative of German Business (SAFRI), a member of the President's Council of Togo and a former member of the South African President's International Investment Council. He is chairman emeritus of the Global Business Coalition on HIV/AIDS and honorary Consul-General in Germany of the Republic of South Africa. He has received numerous national and international awards, including the Order of Good Hope, South Africa's highest civilian award. Prof Schrempp obtained a Bachelor of Science (Mechanical Engineering) from the Fachhochschule Offenburg, Germany in 1967. He holds a Professorship of the Federal State of Baden-Württemberg, Germany and Honorary Doctorates from the University of Graz, Austria and the University of Stellenbosch, South Africa.

        Paul Victor was appointed our executive director and acting chief financial officer with effect from 10 September 2013, following Mrs Ramon's resignation as director and chief financial officer. He joined the Sasol group in 2000 as the chief financial officer of Sasol Synfuels, a position he held until 2011. In 2011 he became the group executive, finance: Sasol group finance, reporting to Sasol Limited's chief financial officer, with responsibility for the Sasol group's financial reporting function. Mr Victor obtained a Bachelors Computationis (Accounting) from the University of the Orange Free State, South Africa in 1992, and a Bachelors (Honours) and Certificate in Theory of Accountancy from the University of the Orange Free State, South Africa in 1995. He qualified as a chartered accountant in 1995.

        Stephen Westwell became our director on 1 June 2012. Mr Westwell retired from BP plc in 2011, where he had served in multiple of roles since 1988. From 2008 to 2011, he was the Group Chief of Staff and a member of the executive management team and, before that, he was the chief executive officer of the alternative energy division of BP. He has been a member of the advisory board of the Stanford University's Graduate School of Business, United States, since 2007. He received a Bachelor of Science (Mechanical Engineering) from the University of Natal in South Africa in 1982 and a Masters in Business Administration from the University of Cape Town in South Africa in 1987. He also received a Masters in Science (Management) at Stanford University in the United States in 2003.

Senior management

        The following is a list of our senior executive officers, constituting the group executive committee, whose age and current areas of responsibility we set out below:

Name	Age(1)	Position and areas of responsibility
David Edward Constable	51	Chief executive.
Kandimathie Christine Ramon(2)	46	Chief financial officer.
André Marinus de Ruyter	45	Senior group executive, global chemicals and North American operations.
Victoria Nolitha Fakude	48	Executive director, sustainability and business transformation.
Vuyo Dominic Kahla	43	Group executive, advisory and assurance and company secretary.
Bernard Ekhard Klingenberg	51	Group executive, South African energy.
Ernst Oberholster(3)	53	Group executive, international energy, new business development and technology.
Maurice Radebe	53	Group executive, responsible globally for corporate affairs, government relations and enterprise development.
Christiaan Francois Rademan	55	Group executive, mining and business enablement.
Giullean Johann Strauss(4)	55	Senior group executive, international energy, new business development and technology.
Paul Victor(5)	41	Acting chief financial officer.

(1)
As at 30 September 2013.

(2)
Mrs K C Ramon resigned as a director and chief financial officer on 9 September 2013.

(3)
Mr E Oberholster was appointed as the group executive, international energy, new business development and technology with effect from 1 October 2013.

(4)
Mr G J Strauss retired on 30 September 2013.

(5)
Mr P Victor was appointed as a director and acting chief financial officer with effect from 10 September 2013.

        André de Ruyter has been our senior group executive, global chemicals and North American operations, responsible globally for the operation of all Sasol's chemical businesses and the North American operations, since 1 July 2011. He became a group general manager on 1 September 2009 and was responsible for Sasol's chemical business and South African energy business between December 2009 and June 2011. Prior to this he was the managing director of Sasol Olefins and Surfactants and led the turnaround project to restore Sasol Olefins and Surfactants to profitability. He has held various positions in Sasol Mining, Sasol Oil, Sasol Gas and Sasol Synfuels International, including leading the China CTL project and Sasol Group Strategy. He is a director of several companies in the Sasol group. He obtained a Bachelor of Arts and a Bachelor of Civil Law from the University of Pretoria in 1988 and 1991, a post-graduate Bachelor of Laws degree from the University of South Africa in 1996, and a Master in Business Administration from Nyenrode University in The Netherlands, in 1998.

        Vuyo Kahla has been our group executive, advisory and assurance since 1 January 2011 and company secretary since 14 March 2011. He is responsible for the company secretarial, legal, compliance, risk management, intellectual property law and internal audit and forensic services functions. From June 2004 to December 2006, he was group executive, legal and risk at Transnet SOC Limited and from January 2007 to November 2010, he was group executive, office of the group chief executive, with executive responsibility for legal services, risk management, compliance, company secretarial services, strategy and business modelling, corporate and public affairs and public policy and regulation. He is a director of several companies in the Sasol group. The World Economic Forum has recognised him as a Young Global Leader and he is an alumnus of the Prince of Wales University of Cambridge Programme on Sustainability Leadership. He is a member of the audit committee of the South African Revenue Service and, until 31 July 2013, chairman of the audit and enterprise risk management committee of the University of South Africa. He obtained a Bachelor of Arts (Law) degree and a postgraduate Bachelor of Law degree from Rhodes University, Grahamstown, South Africa in 1994 and 1996, respectively.

        Bernard Klingenberg has been our group executive, South African energy, responsible for Sasol Synfuels, Sasol Oil, Natref and Sasol Gas since 1 April 2011. Before that he was responsible for group human resources for a period of two years. Since joining the Sasol group in 1986, he has held various positions in maintenance, technical and general management fields in some of the South African Energy and the global Chemicals businesses of the group. He was the managing director of Sasol Polymers from April 2007 to March 2009 and before that the managing director of Sasol Nitro. He is a director of several companies in the Sasol group. He obtained a Master of Science (Mechanical Engineering) from the University of Cape Town, South Africa in 1986.

        Ernst Oberholster has been appointed as our group executive, international energy business, new business development and technology with effect from 1 October 2013. He has been the managing director of Sasol New Business Development since 2010. Prior to his role at Sasol New Business Development, he held positions as the managing director of Sasol Synfuels International and the managing director of Sasol Oil. He is a director on a number of Sasol boards. He obtained an honours degree in industrial psychology from the University of Stellenbosch, South Africa in 1984. He attended the Executive Programme on the Petroleum Industry in Geneva, Switzerland in 1991 and the Executive Development Program at Cornell University in the United States in 1995.

        Maurice Radebe has been our group executive responsible for global corporate affairs, government relations and enterprise development since 1 November 2010. He joined Sasol Oil in January 2004, when Sasol Oil purchased Exel Petroleum, where he was the managing director. He served as the managing director of Sasol Oil from December 2006 until October 2010. He obtained a Bachelor of Science (Applied Mathematics and Physics) from the University of the North, Polokwane, South Africa in 1983 and a Higher Diploma for Educators of Adults from the University of Witwatersrand, Johannesburg, South Africa in 1988. He attended the Management Advancement Programme at the Wits Business School in Johannesburg, South Africa in 1991 and obtained a Masters in Business Administration from Wits Business School in 1997. He attended the General Management Programme at Harvard Business School in the United States in 2007.

        Riaan Rademan is our group executive responsible for Sasol Mining, safety, health and environment and information management. He was the group general manager responsible for shared services, group information management and procurement and supply chain from 1 May 2009. He previously served as managing director of Sasol Nitro and Sasol Mining. He is a director of several companies in the Sasol group. He obtained a Bachelor of Mechanical Engineering degree from the University of Pretoria, South Africa in 1980 and a Master of Business Leadership from the University of South Africa in 1987. He attended the Advanced Management Programme at the University of Pennsylvania in Wharton, United States of America in 1995.

        Lean Strauss was our senior group executive, international energy business, new business development and technology. He was responsible for Sasol's International Energy Cluster since August 2005. He joined Sasol in 1982 as an investment officer of the Sasol Pension Fund. He spent most of his career with Sasol Oil and held the positions of general manager, manufacturing and supply as well as general manager, marketing. He was appointed general manager of Sasol Gas in 1997 and managing director of Sasol Nitro in 2002. He is a director of several companies in the Sasol group. He obtained Bachelor of Commerce and Honours degrees from the University of Stellenbosch, Stellenbosch, South

Africa prior to joining Sasol and a Masters of Commerce degree in Business Management from the Rand Afrikaans University (now the University of Johannesburg), Johannesburg, South Africa in 1986. Mr G J Strauss retired on 30 September 2013.

        See above for biographies of our executive directors.

6.B    Compensation

        For details on the group remuneration philosophy and policy, refer to the Remuneration Report filed as Exhibit 99.3.

        For details of the shares held by our directors and prescribed officers/GEC named in Item 6.A see "Item 6.E—Share ownership".

        The following tables summarise the compensation received by our executive and non-executive directors in 2013:

Compensation

        Remuneration and benefits paid and short-term incentives approved in respect of 2013 for executive directors were as follows:

Executive directors	Salary	Retirement funding	Other benefits(1)	Annual incentives approved(2)	Total 2013(3)	Total 2012(4)
	R'000	R'000	R'000	R'000	R'000	R'000
DE Constable(5)	12 110	225	18 911	22 422	53 668	31 881
LPA Davies(6)	—	—	—	—	—	3 908
VN Fakude	5 250	1 410	309	7 635	14 604	11 558
KC Ramon	3 669	1 633	1 418	6 864	13 584	11 265

Total	21 029	3 268	20 638	36 921	81 856	58 612

(1)
Other benefits detailed in the next table.

(2)
Incentives approved on the group results for the 2013 financial year and payable in the following year. Incentives are calculated as a percentage of total guaranteed package/ net basic salary as at 30 June 2013. The difference between the amount approved as at 6 September 2013 and the total amount accrued as at 30 June 2013 represents an under provision of R14,4 million. The over provision for 2012 of R0,3 million was reversed in 2013.

(3)
Total remuneration for the financial year excludes gains derived from the long-term incentive schemes, details of which are disclosed in Item 6E.

(4)
Includes incentives approved on the group results for the 2012 financial year and paid in 2013.

(5)
Salary and short term incentive paid in US dollars, reflected at the exchange rate of the month of payment for the salaries, and 6 September 2013 for the incentive being the date of approval of the consolidated annual financial statements. Annual net USD salary paid to the chief executive officer was $865 032 and an incentive of net $1 320 231 was awarded.

(6)
Retired as a director of Sasol Limited on 30 June 2011.

        Benefits and payments made in 2013 disclosed in the table above as "other benefits" include:

Executive directors	Vehicle benefits	Medical benefits	Vehicle insurance fringe benefits	Security benefits	Other		Exchange rate fluctuation	Total other benefits 2013	Total other benefits 2012
	R'000	R'000	R'000	R'000	R'000		R'000	R'000	R'000
DE Constable(1)	75	207	6	369	17 998	(1)	256	18 911	11 081
LPA Davies(2)	—	—	—	—	—		—	—	115
VN Fakude	60	53	6	190	—		—	309	361
KC Ramon	1 341	63	6	8	—		—	1 418	1 056

Total	1 476	323	18	567	17 998		256	20 638	12 613

(1)
As previously disclosed in the 2011 report, a portion of the sign on payment agreed at the time of appointment ($1 980 000). Other benefits also include actual costs as well as fringe benefit tax which include inter alia: accommodation (R1 394 167), schooling costs (R597 230), relocation costs of Mr Constable's family (R519 029), and home leave flights (R561 852).

(2)
Retired as a director of Sasol Limited on 30 June 2011.

Prescribed officers

        Remuneration and benefits paid and short-term incentives approved in respect of 2013 for prescribed officers were as follows:

Prescribed officers	Salary	Retirement funding	Other benefits(1)	Annual incentives(2)	Total 2013(3)	Total 2012(4)
	R'000	R'000	R'000	R'000	R'000	R'000
AM de Ruyter	3 973	1 867	355	5 623	11 818	8 878
VD Kahla	3 825	505	1 377	3 743	9 450	7 899
BE Klingenberg	3 786	908	298	5 017	10 009	7 084
M Radebe	2 832	568	349	3 232	6 981	5 284
CF Rademan	3 735	753	469	4 355	9 312	7 394
GJ Strauss	4 997	1 040	191	5 814	12 042	9 574

Total	23 148	5 641	3 039	27 784	59 612	46 113

Number of members					6	6

(1)
Other benefits detailed in the next table.

(2)
Incentives approved on the group results for the 2013 financial year and payable in the following year. Incentives are calculated as a percentage of total guaranteed package as at 30 June 2013. The difference between the amount approved as at 6 September 2013 and the total amount accrued as at 30 June 2013 represents an under provision of R8,8 million. The over provision for 2012 of R2,4 million was reversed in 2013.

(3)
Total remuneration for the financial year excludes gains derived from the long-term incentive schemes, details of which are disclosed in Item 6E.

(4)
Includes incentives on the group results for the 2012 financial year paid in 2013.

        Benefits and payments made in 2013 disclosed in the table above as "other benefits" include the following:

Prescribed officers	Vehicle benefits	Medical benefits	Vehicle insurance fringe benefits	Security benefits	Other	Total other benefits 2013	Total other benefits 2012
	R'000	R'000	R'000	R'000	R'000	R'000	R'000
AM de Ruyter	273	66	6	8	2	355	286
VD Kahla(1)	—	63	6	308	1 000	1 377	1 362
BE Klingenberg	212	63	6	17	—	298	302
M Radebe	264	66	6	13	—	349	357
CF Rademan	394	58	6	11	—	469	693
GJ Strauss	105	54	6	26	—	191	148

Total	1 248	370	36	383	1 002	3 039	3 148

(1)
Sign-on payment paid to Mr VD Kahla with his first salary linked to a retention period of 36 months, from 1 January 2011. This amount reflects that portion related to his period of service within the financial year.

        Non-executive directors' remuneration for the year was as follows:

Non-executive directors	Board fees	Lead director fees	Committee fees	Share incentive trustee fees	Ad Hoc Special Board Committee Meetings	Total 2013	Total 2012
	R'000	R'000	R'000	R'000		R'000	R'000
TH Nyasulu (Chairman)	4 010	—	443	67	—	4 520	4 226
JE Schrempp (Lead independent director)(1)	1 255	439	330	67	55	2 146	1 810
C Beggs	460	—	474	—	93	1 027	879
HG Dijkgraaf(1)	1 255	—	940	67	55	2 317	1 941
MSV Gantsho	460	—	291	—	74	825	703
IN Mkhize	460	—	227	134	18	839	770
ZM Mkhize	460	—	108	—	37	605	245
MJN Njeke	460	—	183	—	74	717	595
S Westwell(1)	1 255	—	396	—	74	1 725	92
PJ Robertson(1)	1 255	—	171	34	—	1 460	n/a

Total	11 330	439	3 563	369	480	16 181	11 261

(1)
Board and committee fees paid in US dollars.

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

        Refer to our remuneration report filed as Exhibit 99.3 for details of our directors' service contracts and benefits upon termination of employment.

        Refer to our corporate governance report filed as Exhibit 99.2 for details of our board practices, including details relating to our audit committee and remuneration committee, as well as the names of committee members and summaries of the terms of reference under which the committees operate.

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

        Our workforce composition at 30 June is presented below:

Region	2013	2012	2011
South Africa	29 062	29 316	28 915
Europe	3 089	3 278	3 217
North America	1 014	800	724
Other	2 306	1 522	852

Total	35 471	34 916	33 708

	2013	2012	2011
Employees by segment
South African energy cluster
Mining	8 140	7 800	7 425
Gas	317	291	273
Synfuels	5 764	5 554	5 376
Oil	1 680	1 849	1 835
International energy cluster
Synfuels International	601	604	514
Petroleum International	487	458	314
Chemicals cluster
Polymers	2 051	2 045	2 013
Solvents	1 471	1 454	1 509
Olefins & Surfactants	2 907	2 869	2 886
Other chemicals	4 744	4 952	5 068
Other business	7 309	7 040	6 495

Total	35 471	34 916	33 708

  Positive labour relations

        We enjoy constructive relationships with representative trade unions throughout the group. The majority of our employees worldwide belong to trade unions and are covered by collective agreements entered into with trade unions within the various jurisdictions in which Sasol operates. Joint forums between trade unions and management remain active as part of our willingness to sustain constructive dialogue. These forums discuss wages, conditions of employment, health and safety, training and development, community care, restructuring, transformation and HIV/AIDS, among other important issues. All representative unions and pensioners are represented on our medical scheme board and retirement funds.

6.E    Share ownership

Shareholdings of directors and officers

        The aggregate beneficial shareholding at 30 September 2013 by the directors of the company and the prescribed officers and their associates in the issued share capital of the company is detailed below.

	2013				2012
	Number of shares				Number of shares
			Number of share options(2)	Total beneficial shareholding			Number of share options(2)	Total beneficial shareholding
Beneficial shareholding	Direct	Indirect(1)			Direct	Indirect(1)
Executive directors
LPA Davies(3)	n/a	n/a	n/a	n/a	96 800	—	499 200	596 000
VN Fakude	1 500	—	—	1 500	1 500	—	46 900	48 400
KC Ramon	21 500	41 556	—	63 056	21 500	41 556	54 400	117 456
P Victor(4)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Non-executive directors
IN Mkhize	313	18 626	—	18 939	1 313	18 626	—	19 939
TH Nyasulu	—	1 450	—	1 450	—	1 450	—	1 450

Total	23 313	61 632	—	84 945	121 113	61 632	600 500	783 245

(1)
Includes shares held through Sasol Inzalo Public Limited.

(2)
Includes share options which have vested or which vest within sixty days of 30 June 2013.

(3)
Retired as a director of Sasol Limited on 30 June 2011.

(4)
Appointed as a director with effect from 10 September 2013. Mr P Victor beneficially owns less than 1% in the issued share capital of the company.

	2013				2012
	Number of shares				Number of shares
			Number of share options(2)	Total beneficial shareholding			Number of share options(2)	Total beneficial shareholding
Beneficial shareholding	Direct	Indirect(1)			Direct	Indirect(1)
Prescribed officers(3)
AM de Ruyter	5 900	—	—	5 900	5 900	—	23 200	29 100
BE Klingenberg	—	—	13 200	13 200	15 800	—	11 300	27 100
M Radebe	—	3 748	6 900	10 648	—	3 659	13 000	16 659
CF Rademan	—	—	—	—	350	—	3 700	4 050
GJ Strauss	4 300	205	—	4 505	4 300	190	88 000	92 490

Total	10 200	3 953	20 100	34 253	26 350	3 849	139 200	169 399

(1)
Includes units held in the Sasol Share Savings Trust and shares held through Sasol Inzalo Public Limited.

(2)
Includes share options which have vested or which vest within sixty days of 30 June 2013.

(3)
Excluding the executive directors disclosed separately in the table above.

        Beneficial shareholding for 2013 disclosed in the table above, includes shares held by the following black directors, prescribed officers/GEC and their associates as a result of their participation in the

Sasol Inzalo share transaction on 8 September 2008 (the top three earners do not own Sasol BEE ordinary or Sasol Inzalo ordinary shares):

	2013			2012
	Number of Sasol BEE ordinary shares	Number of Sasol Inzalo ordinary shares		Number of Sasol BEE ordinary shares	Number of Sasol Inzalo ordinary shares
Executive directors
KC Ramon	—	41 556	(1)	—	41 556	(1)
Non-executive directors
IN Mkhize	313	18 626		313	18 626
TH Nyasulu	—	1 450		—	1 450
Prescribed officer
M Radebe	—	3 137		—	3 137

Total	313	64 769		313	64 769

(1)
This includes an effective interest in 427 Sasol Inzalo ordinary shares owned by Melanani Investments (Pty) Ltd in which Mrs KC Ramon has a 15% interest and an effective interest in 655 Sasol Inzalo ordinary shares owned by Melanani Women Investments (Pty) Ltd in which Mrs KC Ramon has a 20% interest.

        The Sasol BEE ordinary shares rank pari passu with Sasol ordinary shares in all respects except that they have limited trading rights until 7 September 2018. Sasol Inzalo Public Limited (Sasol Inzalo) indirectly held 2,4% of the issued capital of Sasol on 30 June 2013 in the form of unlisted Sasol preferred ordinary shares. The Sasol Inzalo ordinary shares will have limited trading rights for a period of seven years from 8 September 2011.

Long-term and medium-term incentive schemes applicable to executive directors and senior management

        See the Remuneration Report filed as Exhibit 99.3.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A    Major shareholders

        Refer to Note 44 to "Item 18—Financial Statements" for the authorised and issued share capital of Sasol Limited.

        To the best of our knowledge, Sasol Limited is not directly or indirectly owned or controlled by another corporation or the government of South Africa or any other government. We believe that no single person or entity holds a controlling interest in our share capital.

        In accordance with the requirements of the Companies Act of South Africa, the following beneficial shareholdings equal to or exceeding 5% of the total issued share capital during the last three years were disclosed or established from inquiries as of 30 June 2013:

	2013		2012		2011
	Number of shares	% of shares	Number of shares	% of shares	Number of shares	% of shares
Government Employees Pension Fund (GEPF)(1)	91 251 487	13,5	84 693 863	12,6	85 436 625	12,7
Industrial Development Corporation of South Africa (IDC)	53 266 887	7,9	53 266 887	7,9	53 266 887	7,9

(1)
PIC Equities manages 76,3 million of the shares owned by the GEPF.

        The voting rights of major shareholders do not differ from the voting rights of other shareholders.

        As of 31 August 2013, 32 837 298 Sasol ordinary shares, or approximately 4,85% of our total issued share capital, were held in the form of American Depositary Receipts (ADRs). As of 31 August 2013, 396 record holders in the United States held approximately 13,57% of our issued share capital in the form of either Sasol ordinary shares or ADRs.

7.B    Related party transactions

        There have been no material transactions during the most recent three years, other than as described below, nor are there proposed to be any material transactions at present to which we or any of our subsidiaries are or were a party and in which any senior executive or director, or 10% shareholder, or any relative or spouse thereof or any relative of such spouse, who shared a home with this person, or who is a director or executive officer of any parent or subsidiary of ours, had or is to have a direct or indirect material interest. Furthermore, during our three most recent years, there has been no, and at 30 June 2013 there was no, outstanding indebtedness to us or any of our subsidiaries owed by any of our executive or independent directors or any associate thereof.

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

        Material related party transactions were as follows:

	30 June 2013	30 June 2012	30 June 2011
(Rand in millions)
Sales and services rendered from subsidiaries to related parties
—Joint ventures	941	954	672
—Associates	1 564	1 651	1 053

Total	2 505	2 605	1 725

Purchases by subsidiaries from related parties
—Joint ventures	1 763	1 930	1 582
—Associates	80	59	53

Total	1 843	1 989	1 635

        Amounts due to and from related parties are disclosed in the respective notes to the financial statements for the respective statement of financial position line items. Refer to Note 58 to "Item 18—Financial Statements" for further details.

7.C    Interests of experts and counsel

        Not applicable.

ITEM 8.    FINANCIAL INFORMATION

8.A    Consolidated statements and other financial information

        See "Item—18. Financial Statements" for our financial statements, related notes and other financial information filed with this annual report on Form 20-F.

Dividend policy

        Our dividend distribution policy is a progressive dividend policy to maintain and/or grow dividends in line with the anticipated sustainable growth in earnings, barring significant economic variables such as fluctuations in the oil price and exchange rates. The prevailing circumstances of the company, future investment plans, financial performance and the trading and macroeconomic environments will be considered when we make decisions on dividends. The average rate of earnings to dividend distributions in the past five years was approximately 2,6 times. Our dividend cover for 2013 was 2,3 times. We distribute dividends twice a year.

        With effect from 1 April 2012, secondary tax on companies (STC) of 10% levied on dividends declared was replaced by a dividend withholding tax on shareholders of 15%. The withholding tax of 15% on dividends declared is excluded in the company's computation of the income tax expense for the corresponding period as it is a tax on shareholders.

        Refer to "Item 10.B—Memorandum and articles of association—Rights of holders of our securities".

Legal proceedings

        For information regarding our legal proceedings refer to "Item 4.B—Business overview—Legal proceedings".

8.B    Significant changes

        On 2 July 2013, Sasol disposed of its investment in Spring Lights Gas for a purchase consideration of R474 million.

        On 16 August 2013, Sasol entered into a definitive purchase and sale agreement for the disposal of its investment in ASPC for a purchase consideration of R3 606 million (US$365 million). The purchase consideration is payable in cash for the net assets, dividends and shareholder loans. As a result of this transaction Sasol has no on-going investment in Iran.

        On 30 September 2013, we acquired the remaining shares in Wesco China Limited for a purchase consideration of $78 million.

ITEM 9.    THE OFFER AND LISTING

9.A    Offer and listing details

        The following table sets forth, for the years indicated, the reported high and low quoted prices for the ordinary shares on the Johannesburg Stock Exchange (JSE) and for our American Depositary Receipts (ADRs) on the New York Stock Exchange.

	Shares (Price per share in rand)		ADRs (Price per ADR in US$)
Period	High	Low	High	Low
2009	471,00	216,56	58,91	19,16
2010	318,00	255,56	43,68	31,15
2011	403,55	270,03	60,39	34,89
2012
First quarter	365,60	303,45	54,97	40,12
Second quarter	393,20	320,48	48,96	40,01
Third quarter	409,99	368,10	54,22	47,20
Fourth quarter	379,74	339,69	49,69	40,90
2013
First quarter	398,02	336,00	47,92	40,15
Second quarter	385,68	356,05	45,53	40,79
Third quarter	417,40	363,89	45,37	41,84
Fourth quarter	452,96	369,04	45,40	39,94
April	407,79	369,04	44,71	39,94
May	452,96	385,00	45,40	42,83
June	445,46	412,77	44,79	40,88
July	454,53	420,00	46,52	41,65
August	487,88	463,11	47,79	45,91
September (up to 30 September 2013)	489,56	472,00	49,49	46,52

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

10.B    Memorandum and articles of association

        The South African Companies Act, 61 of 1973 (old Companies Act) was replaced with the Companies Act, 71 of 2008 (Companies Act) with effect from 1 May 2011 (the effective date). In terms of the Companies Act, the memorandum of association and articles of association of any company incorporated under the old Companies Act became its memorandum of incorporation (MOI) on the effective date. A company had two years from the effective date within which to adopt a new MOI to align its MOI with the Companies Act, during which period the provisions of the MOI prevailed over the Companies Act, unless otherwise provided in the Companies Act. In November 2012, shareholders adopted a special resolution in terms of which our MOI was abrogated in its entirety and replaced with a new MOI aligned with the provisions of the Companies Act.

1.     Registration number, and object and purpose

        Registration number:    Sasol Limited was incorporated in South Africa as a public company under the old Companies Act and continues to exist under the Companies Act as a pre-existing company. We are entered into the register of the Companies and Intellectual Property Commission under registration number 1979/003231/06. Our corporate seat is in Johannesburg, South Africa.

  Object and purpose:

        In terms of the Companies Act, Sasol's main business is not required to be specified in its MOI.

        Our company's main business remains to act as an investment holding company, and investment company and a management company and, either on its own and/or in collaboration with other agencies:

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

        Sasol's main object is to:

  •
  conduct the business of an investment holding company, an investment company and a management company;

  •
  prospect for minerals and to acquire mineral rights as well as oil, petroleum and related substances;

  •
  carry on mining;

  •
  conduct beneficiation and refining;

  •
  carry on petrochemical trading; and

  •
  market the products produced and/or acquired by the company.

2.     Our board of directors

  (a)
  Power to vote in respect of matters in which a director has a material interest.    In terms of our MOI and section 75 of the Companies Act a director who has a personal financial interest in respect of a matter to be considered at a meeting, or knows that a related person has a personal financial interest in the matter, may not vote on the matter. In terms of our board charter, directors are appointed on the express understanding and agreement that they may be removed by the board if and when they develop an actual or prospective material, enduring conflict of interest with Sasol or a group company.

  (b)
  Power to vote on remuneration.    A distinction must be drawn between remuneration of directors as employees (executive directors) of the company and remuneration of directors for their services as directors. With regard to remuneration of directors for their services as directors, our MOI requires shareholder approval by way of a special resolution obtained in the previous two years for the payment of remuneration to directors for their service as directors, and the basis of payment thereof. Our MOI also provides for reimbursement by the company of reasonable expenses incurred in travelling to and from meetings of the directors, committees and shareholders.

    The remuneration of executive directors is determined by a disinterested quorum of directors. No powers are conferred on the directors who are employees of the company, to vote on their own remuneration in the absence of a disinterested quorum of directors. A disinterested quorum of directors determines the remuneration of the executive directors on recommendation of the remuneration committee. Our MOI does not confer any powers on the non-executive directors to vote on their own remuneration in the absence of a disinterested quorum of directors. Remuneration of non-executive directors is determined in accordance with the group's remuneration philosophy put to shareholders' for a non-binding advisory vote at the annual general meeting as required by the King Code of Governance Principles for South Africa 2009 (King III Code).

  (c)
  Borrowing powers exercisable by directors.    Clause 26.2 of our MOI provides that the directors may borrow money and secure the payment or repayment thereof upon terms and conditions which they may deem fit in all respects and, in particular, through the issue of debentures which bind as security all or any part of the propery of the Company, both current and future.

  (d)
  Retirement.    In terms of clause 23.1.12 of our MOI, any director reaching 70 years of age shall retire at the end of that year, provided that the board may, by unanimous resolution on a year-to-year basis, extend a director's term of office but not beyond the end of the year in which the director turns 73.

  (e)
  Qualification shares.    The MOI does not require a director to hold shares in the capital of the company.

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

  (a)
  Dividend rights attaching to the various classes of shares

  •
  Sasol ordinary shares:

  •
  In terms of our MOI, the company may, make distributions as defined in the Companies Act, save however that no dividend may be declared and paid unless the company has first declared and paid in full the dividends due to the holders of the Sasol preferred ordinary shares, (the details of which are set out more fully below). If a dividend is declared by the board, only then does a shareholder have a right to receive a dividend which may be enforced against the company.

  •
  Dividends are declared payable to shareholders registered at a date subsequent to the date of the declaration of the dividend as determined by the rules of the local stock exchange operated by the JSE Limited (the JSE). The dates applicable to the dividend payment are determined in accordance with the listings requirements of the JSE.

  •
  In terms of our MOI, any dividends which remain unclaimed after a period of 12 years may be declared forfeited by the board and revert to our company. All unclaimed dividends may be invested or otherwise utilised by the directors for the benefit of the company after the expiry of three years until claimed.

  •
  Holders of American Depositary Receipts (ADRs) on the relevant record date will be entitled to receive any dividends payable in respect of the Sasol ordinary shares underlying the ADRs, subject to the terms of the Deposit Agreement. Cash dividends will be paid by the Depositary to holders of ADRs in accordance with the Deposit Agreement.

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

  •
  Sasol preferred ordinary shares:    carry a cumulative preferred ordinary dividend right for a period of ten years from the date of issue. These preferred dividend rights rank ahead of the dividend rights of the holders of any other shares in the company, including the Sasol BEE ordinary shares (but excluding any preference shares). The holders thereof have the right to receive and be paid a preferred ordinary dividend, as follows:

  •
  R24,20 per annum until 30 June 2014; and thereafter

  •
  R30,80 per annum until 30 June 2018.

      Any payments made to holders of Sasol preferred ordinary shares must be made without deduction, set-off or withholding.

      Dividends payable on the Sasol preferred ordinary shares are adjusted to neutralise the impact of the dividend withholding tax, which replaced secondary tax on companies (STC) with effect from 1 April 2012.

      In terms of our MOI no dividend may be paid unless it reasonably appears that the company will satisfy the solvency and liquidity test as defined in the Companies Act immediately after completing the proposed distribution; and the board, by resolution, has acknowledged that it has applied the solvency and liquidity test and has reasonably concluded that the company's assets equal or exceed the liabilities of the company and that the company will be able to pay its debts as they become due in the ordinary course of business for a period of 12 months following the payment of the dividend.

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

    In terms of our MOI every shareholder, or representative of a shareholder, who is present at a shareholders' meeting has one vote on a show of hands, regardless of the number of shares he holds or represents. On a poll, a shareholder has one vote for every share held by him. If the rights of any class of shareholders will be affected, then provision is made in the Companies Act for a separate class meeting.

  (c)
  Appointment and re-election of directors.    Our directors are elected by our shareholders at the annual general meeting. The board may appoint any person qualifying as a director in terms of the Companies Act, either to fill a vacancy or as an addition to the board, provided that the total number of directors does not at any time exceed the maximum of 16 directors. Directors appointed by the board in this manner are required to retire at the next annual general meeting following their appointment, but are eligible for re-election. If so approved by the board, directors may also appoint alternate directors in their stead. At the annual general meeting of Sasol, one-third of the serving directors shall retire or if the total number of serving directors who shall retire does not constitute a multiple of three, the number of directors who shall retire shall be the number, adjusted upwards, that is the closest to one-third. The directors who retire every year shall be the longest serving since their last election, but will be eligible for re-election. As between directors of equal seniority, the directors to retire, in the absence of agreement, will be selected from among them in alphabetical order.

    If at the date of the annual general meeting a director has held office for a period of five years since his last election or appointment, he shall retire at such meeting, if not included as one of the directors to retire by rotation.

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

    Sasol preferred ordinary shares:    the restrictions on and entitlements in relation to the Sasol preferred ordinary shares will lapse on the earlier of the tenth anniversary of the date of issue of the first Sasol preferred ordinary shares or on the date of receipt by the company of a notice that a redemption event has occurred, in accordance with the terms of various agreements entered into by inter alia Sasol and the company Sasol Inzalo Groups Funding (Pty) Ltd, and the company and Sasol Inzalo Public Funding (Pty) Ltd, (the redesignation date). On the redesignation date, the Sasol preferred ordinary shares will be redesignated as Sasol ordinary shares and will rank pari passu in all respects with the Sasol ordinary shares.

  (g)
  Sinking funds.    There are no sinking funds.

  (h)
  Liability for further capital calls.    Under the old Companies Act, shares could only be issued if they were fully paid. Accordingly, no shares were issued which were subject to any capital calls. Under the Companies Act however, partly paid shares may be issued under certain circumstances. The company has not yet made use of these provisions.

  (i)
  Discriminatory provisions against majority shareholders.    There are no discriminatory provisions in our MOI against any holder of securities as a result of such holder owning a substantial number of shares in the company.

4.     Changing rights of holders of securities

        In terms of our MOI, we may only by way of special resolution amend the rights attached to any shares or convert any of our shares (whether issued or not) into shares of another class. A special resolution is also required for the company to convert shares into stock and to reconvert stock into shares. If the rights of any class of shareholders will be affected, then provision is made in the Companies Act for a separate class meeting of the holders of such shares. In addition to the above, shareholders have appraisal rights under the Companies Act, and accordingly, if we amend our MOI by altering the preferences, rights, limitations or other terms of any class of our shares in a manner that is materially adverse to the rights or interests of holders of that class of shares, every holder of that class of shares that was present at the meeting at which the resolution to amend our MOI was passed and voted against such resolution, will be entitled, on notice to the company to seek court relief upon establishing that they have been unfairly prejudiced by the company. For a special resolution to be approved by shareholders, it must be supported by at least 75% of the voting rights exercised on the resolution.

5.     General meeting of shareholders

        In terms of the Companies Act, the board or any other person specified in the company's MOI may call a shareholders' meeting at any time. In terms of our MOI, the board (or any other person which may be specified in the MOI) must call a shareholders' meeting:

  •
  at any time that the board is required in terms of the Companies Act, or our MOI to refer a matter to shareholders for decision;

  •
  whenever required in terms of the Companies Act to fill a vacancy on the board;

  •
  whenever required in terms of our MOI to call a meeting; and

  •
  if one or more demands for a meeting with substantially the same purpose are delivered to the company by persons holding in aggregate at least 10% of the voting rights entitled to be exercised in relation to the matter proposed.

        One or more shareholders holding not less than 10% of the voting rights may convene a shareholders' meeting.

        If a company is unable to convene a meeting because it has no directors, then in terms of our MOI, any single shareholder entitled to vote may convene a meeting. In accordance with our MOI, our annual general meeting is required to be held each year within six months from the end of our financial year, and within 15 months after the date of our last preceding annual general meeting. The following business must at a minimum be transacted at an annual general meeting:

  •
  presentation of directors' reports, audited financial statements and the audit committee report;

  •
  election of directors (to the extent required by the Companies Act or our MOI);

  •
  appointment of an auditor and the election of an audit committee; and

  •
  any matter raised by a shareholder.

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

        Notices.    In terms of our MOI we are required to deliver written notice of shareholders' meetings to each shareholder and each beneficial shareholder at least 15 business days before a meeting. The Companies Act also stipulates that delivery of a notice will be deemed to have taken place on the seventh calendar day following the day on which the notice was posted by way of registered post. The notice of meeting must include inter alia the date, time and place of the meeting, the general purpose of the meeting and a copy of any proposed resolution. In the case of the annual general meeting the notice must include a summarised form of the annual financial statements to be presented and directions for obtaining a copy of such complete annual financial statements.

        Attendance at meetings.    Before a person will be allowed to attend or participate at shareholder meetings, that person must present reasonably satisfactory identification and the person presiding at the meeting must reasonably satisfy himself that the right of the person to attend as shareholder or proxy has been reasonably verified. Meetings of shareholders may be attended by any person who holds shares in the company and whose name has been entered into our securities register and includes any person who is entitled to exercise any voting rights in relation to the company. Any person entitled to attend and to vote at any meeting may appoint a proxy/ies in writing to attend and to vote at such meeting on his/her/its behalf. In respect of shares which are not subject to the rules of a central securities depository, and in respect of which a person holds a beneficial interest which includes the right to vote on a matter, that beneficial holder may attend and vote on a matter at a meeting of shareholders, but only if that person's name has been entered in our register of disclosures as the holder of that beneficial interest. Beneficial shareholders whose shares are not registered in their own name or (in the case of certificated shares in the company's register of disclosure), or beneficial owners who have dematerialised their shares, are required to contact the registered shareholder or their Central Securities Depository Participant, as the case may be, for assistance to attend and vote at meetings.

        Quorum.    In terms of our MOI, the quorum necessary for the commencement of a shareholders meeting shall be sufficient persons present at the meeting to exercise, in aggregate, at least 25% of all the voting rights that are entitled to be exercised in respect of at least one matter to be decided at the shareholders meeting but the shareholders meeting may not begin unless at least 3 persons entitled to vote are present. In terms of our MOI, if the required quorum of shareholders is not present within 30 minutes from the time appointed for the meeting to begin, the meeting will be postponed to the next business day and if at such adjourned shareholders meeting a quorum is not present within 15 minutes from the time appointed for the shareholders meeting, then the persons entitled to vote present shall be deemed to be the requisite quorum. In terms of the Companies Act, no further notice is required of a postponed or adjourned meeting unless the location is different from that of the postponed or adjourned meeting, or is different from a location announced at the time of an adjourned meeting.

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

  •
  the chairman.

        In terms of the Companies Act, a special resolution is required to:

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

  •
  approve any proposed fundamental transaction, as defined in the Companies Act; or

  •
  revoke a resolution giving rise to shareholders' appraisal rights.

        In addition to the above, our MOI provides for further matters that must be decided by way of a special resolution.

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

        There are no limitations imposed by South African law or the MOI on the rights of non-South African shareholders to hold or vote shares in the company (other than the Sasol BEE ordinary shares). Acquisitions of shares in South African companies are not generally subject to review by the SARB. However, its approval may be required in certain cases where such share acquisition is financed by South African lenders.

7.     Provisions that would have the effect of delaying a change of control or merger

        The Companies Act and the regulations to the Companies Act deal extensively with the requirements that must be met by a company with respect to a merger, an acquisition or a corporate restructure.

8.     Disclosure of ownership threshold

        Pursuant to section 122(1)(a) and (b) of the Companies Act, a person must notify the company within three business days after acquiring or disposing of a beneficial interest in sufficient securities of a class issued by that company such that, as a result of the acquisition or disposal, the person holds or no longer holds as the case may be, a beneficial interest in securities amounting to any multiple of 5% of the issued securities of that class. The wording in the Companies Act relating to the threshold amount is ambiguous and the Takeover Regulation Panel has interpreted this to mean an acquisition or disposal of shares in any 5% increment.

        The JSE Listings Requirements require a listed company to disclose in its annual financial statements the interest of any shareholder, other than a director, who, insofar as it is known to the company, is directly or indirectly beneficially interested in 5% or more of any class of the company's capital.

9.     Changes in share capital

        In terms of the Companies Act, the board may (save to the extent that a company's MOI provides otherwise), increase or decrease the number of authorised shares in any class of shares. In addition, the board may (save to the extent that the company's MOI provides otherwise), classify any unclassified shares, or determine any preference rights, limitations or other terms in respect of a class of shares which have been provided for in a company's MOI and for which the board is required to determine the associated preference rights, limitations or other terms of shares.

        In terms of our MOI and the JSE Listings Requirements, we are required to obtain the consent of shareholders, by special resolution in general meeting, to increase the number of authorised shares in the share capital of the company, or to consolidate or to subdivide all or any shares or to amend the rights and privileges of any class of shares.

        Issued shares placed under the control of directors.    See section 4 above.

        Unissued shares placed under the control of directors.    The Companies Act generally allows the board to issue authorised shares without shareholder approval. However, in terms of our MOI, and subject the listings requirements of the JSE, the company may, in a general meeting, place the balance of the ordinary shares not allotted under the control of the directors with general authorisation to allot, and issue such shares at such prices and upon such terms and conditions and with the rights and privileges attached thereto, as may be determined in general meeting. A special resolution is required to place the preference shares under the control of the directors. Further, in terms of our MOI, a special resolution is required to amend the rights attached to any unissued shares or convert any of our unissued shares into shares of another class. A special resolution, is also required for the company to cancel, vary or amend shares or any rights attached to shares which, at the time of the passing of the relevant resolution, have not been taken up by any person or which no person has agreed to take up, and we may reduce our share capital by the amount of the shares so cancelled.

        In terms of the Companies Act, a special resolution is required to approve an issue of shares or securities convertible into shares, or the issue of options for the allotment or subscription of authorised shares or other securities of the company, or a grant of any other rights exercisable for securities, if the shares, securities, options or rights are issued to a director, future director, prescribed officer, or future prescribed officer of the company, or their related parties or nominees. In addition, a special resolution is required to approve an issue of shares or securities which will, as a result of a transaction or a series of transactions, result in the voting power of the class of shares being issued being equal to or exceeding 30% of the voting powers of all the shares of that class immediately before the transaction or series of transactions.

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

10.E    Taxation

South African taxation

        The following discussion summarises the South African tax consequences of the ownership and disposition of shares or ADSs by a US holder (as defined below). This summary is based upon current South African tax law and the convention between the governments of the United States and the Republic of South Africa for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income and capital gains, signed on 17 February 1997 (the Treaty). In addition, this summary is based in part upon representations of the Depositary (The Bank of New York Mellon, as Depositary for our ADSs), and assumes that each obligation provided for in, or otherwise contemplated by the Deposit Agreement and any related agreement, will be performed in accordance with its respective terms.

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

Taxation of dividends

        A new dividends tax was introduced in South Africa with effect from 1 April 2012. In terms of these provisions, a dividends tax at the rate of 15% is levied on any dividend declared by a company to a shareholder. The liability to pay such dividends tax is on the shareholder, even though the company generally acts as a withholding agent.

        In the absence of any renegotiation of the Treaty, the tax on the dividends paid to a US holder with respect to shares or ADSs, is limited to 5% of the gross amount of the dividends where a US corporate holder holds directly at least 10% of the voting stock of Sasol. The maximum dividends tax rate will be 15% of the gross amount of the dividends in all other cases.

        A new definition of a dividend was introduced into the income tax laws with effect from 1 April 2012. A dividend is defined as any amount transferred or applied by a company that is a resident

(including Sasol) for the benefit or on behalf of any person in respect of any share in that company, whether that amount is transferred or applied by way of a distribution made by the company, or as consideration for the acquisition of any share in that company. It specifically excludes any amount transferred or applied by the company that results in a reduction of so-called contributed tax capital (CTC) or constitutes shares in the company or constitutes an acquisition by the company of its own securities by way of a general repurchase of securities in terms of the JSE Listings Requirements.

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

Taxation of gains on sale or other disposition

        Prior to 1 October 2001, in the absence of a capital gains tax, gains realised on the sale or other disposition of shares held by a US holder as a capital asset were not subject to taxation in South Africa. From 1 October 2001, South Africa introduced a tax on capital gains, which only applies to South African residents and to non-residents if the sale is attributable to a permanent establishment of the non-resident or if it relates to an interest in immovable property in South Africa. With effect from 1 October 2007, gains realised on the sale of shares are automatically deemed to be on capital account, and therefore, subject to capital gains tax, if the shares have been held for a continuous period of at least three years by the holder thereof. This deeming provision is limited to ordinary shares and does not extend to preference shares or ADSs. The meaning of the word "resident" is different for individuals and corporations and is governed by the South African Income Tax Act of 1962 (the Act) and by the Treaty. In the event of conflict, the Treaty, which contains a tie breaker clause or mechanism to determine residency if a holder is resident in both countries, will prevail. In terms of the Act and the Treaty, a US resident holder of shares or ADSs will not be subject to capital gains tax on the disposal of securities held as capital assets unless the securities are linked to a permanent establishment conducted in South Africa. In contrast, gains on the disposal of securities which are not capital in nature are usually subject to income tax. However, even in the latter case, a US resident holder will not be subject to income tax unless the US resident holder carries on business in South Africa through a permanent establishment situated therein. In such a case, this gain may be subject to tax in South Africa, but only so much as is attributable generally to that permanent establishment for so long as it does not constitute a repurchase of shares. If the repurchase of shares constitutes a general repurchase of securities (as opposed to a specific repurchase of securities) in terms of the JSE Listings Requirements, the repurchase will not deemed to be a dividend.

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

        A security is also defined as a depository receipt in a company. Accordingly, STT is payable on the transfer of a depository receipt issued by a company. Generally, the central securities depository that has been accepted as a participant in terms of the Securities Services Act 2004(to be substituted by the Financial Markets Act, No. 19 of 2012) is liable for the payment of the STT, on the basis that the STT is recoverable from the person to whom the security is transferred.

United States federal income taxation

        The following is a general summary of the material US federal income tax consequences of the ownership and disposition of shares or ADSs to a US holder (as defined below) that holds its shares or ADSs as capital assets. This summary is based on US tax laws, including the Internal Revenue Code of 1986, as amended (the Code), Treasury regulations, rulings, judicial decisions, administrative pronouncements, all as of the date of this annual report, and all of which are subject to change or changes in interpretation, possibly with retroactive effect. In addition, this summary is based in part upon the representations of the Depositary and the assumption that each obligation in the Deposit Agreement relating to the ADSs and any related agreement will be performed in accordance with its terms.

        This summary does not address all aspects of US federal income taxation that may apply to holders that are subject to special tax rules, including US expatriates, insurance companies, tax-exempt organisations, banks, financial institutions, regulated investment companies, persons subject to the alternative minimum tax, securities broker-dealers, traders in securities who elect to apply a mark-to-market method of accounting, persons holding their shares or ADSs as part of a straddle, hedging transaction or conversion transaction, persons who acquired their shares or ADSs pursuant to the exercise of employee stock options or similar derivative securities or otherwise as compensation, persons who directly or indirectly hold more than 10% of the total combined voting power of Sasol's shares or persons whose functional currency is not the US dollar. Such holders may be subject to US federal income tax consequences different from those set forth below.

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

        If a partnership (or other entity or arrangement treated as a partnership for US federal income tax purposes) holds shares or ADSs, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. A partner in a partnership that holds shares or ADSs is urged to consult its own tax advisor regarding the specific tax consequences of the ownership and disposition of the shares or ADSs.

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

Taxation of distributions

        Distributions (without reduction of South African withholding taxes, if any) made with respect to shares or ADSs (other than certain pro rata distributions of Sasol's capital stock or rights to subscribe for shares of Sasol's capital stock) are includible in the gross income of a US holder as foreign source dividend income on the date such distributions are received by the US holder, in the case of shares, or by the Depositary, in the case of ADSs, to the extent paid out of Sasol's current or accumulated earnings and profits, if any, as determined for US federal income tax purposes ("earnings and profits"). Any distribution that exceeds Sasol's earnings and profits will be treated first as a nontaxable return of capital to the extent of the US holder's tax basis in the shares or ADSs (thereby reducing a US holder's tax basis in such shares or ADSs) and thereafter as either long-term or short-term capital gain (depending on whether the US holder has held shares or ADSs, as applicable, for more than one year as of the time such distribution is actually or constructively received).

        The amount of any distribution paid in foreign currency, including the amount of any South African withholding tax thereon, will be included in the gross income of a US holder in an amount equal to the US dollar value of the foreign currency calculated by reference to the spot rate in effect on the date the dividend is actually or constructively received by the US holder, in the case of shares, or by the Depositary, in the case of ADSs, regardless of whether the foreign currency is converted into US dollars at such time. If the foreign currency is converted into US dollars on the date of receipt, a US holder of shares generally should not be required to recognise foreign currency gain or loss in respect of the dividend. If the foreign currency received in the distribution is not converted into US dollars on the date of receipt, a US holder of shares will have a basis in the foreign currency equal to its US dollar value on the date of receipt.

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

        Subject to certain limitations (including a minimum holding period requirement), South African dividend withholding taxes (as discussed above under "Taxation—South African taxation—Taxation of dividends") will be treated as foreign taxes eligible for credit against a US holder's US federal income tax liability. For this purpose, dividends distributed by Sasol with respect to shares or ADSs generally will constitute foreign source "passive category income" for most US holders. The use of foreign tax credits is subject to complex conditions and limitations. In lieu of a credit, a US holder may instead elect to deduct any such foreign income taxes paid or accrued in the taxable year, provided that the US holder elects to deduct (rather than credit) all foreign income taxes paid or accrued for the taxable year. A deduction for foreign taxes is not subject to the same limitations applicable to foreign tax credits. US holders are urged to consult their own tax advisors regarding the availability of foreign tax credits.

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

Sale, exchange or other taxable disposition of shares or ADSs

        Upon a sale, exchange or other taxable disposition of shares or ADSs, a US holder generally will recognise capital gain or loss for US federal income tax purposes in an amount equal to the difference between the US dollar value of the amount realised on the disposition and the US holder's adjusted tax basis, determined in US dollars, in the shares or ADSs. Such gain or loss generally will be US source gain or loss, and generally will be treated as a long-term capital gain or loss if the holder's holding period in the shares or ADSs exceeds one year at the time of disposition. The deductibility of capital losses is subject to significant limitations. If the US holder is an individual, long term capital gain generally is subject to US federal income tax at preferential rates.

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

        If any South African income tax is withheld on the sale, exchange or other taxable disposition of shares or ADSs, the amount realised by a US holder will include the gross amount of the proceeds of that sale, exchange or other taxable disposition before deduction of the South African income tax withheld. Any gain and loss recognised by a US holder in respect of the sale, exchange or other taxable disposition of shares or ADSs generally will be treated as derived from US sources for foreign tax credit purposes. Consequently, in the case of a gain from the disposition of shares or ADSs that is subject to South African income tax (see "Taxation—South African taxation—Taxation of gains on sale or other disposition" above), the US holder may not be able to benefit from the foreign tax credit for that South African income tax (i.e., because the gain from the disposition would be US source), unless the US holder can apply the credit against US federal income tax payable on other income from foreign sources. Alternatively, the US holder may take a deduction for the South African income tax, provided that the US holder elects to deduct all foreign income taxes paid or accrued for the taxable year.

Passive foreign investment company considerations

        This summary assumes and Sasol believes that it will not be classified as a Passive Foreign Investment Company (PFIC) for US federal income tax purposes for the taxable year ended 30 June 2013. US holders are advised, however, that this conclusion is a factual determination that must be made annually and thus may be subject to change. If Sasol were to be classified as a PFIC, the tax on distributions on its shares or ADSs and on any gains realised upon the disposition of its shares or ADSs may be less favourable than as described herein. Furthermore, dividends paid by a PFIC are not "qualified dividend income" and are not eligible for the reduced rates of taxation for certain dividends. In addition, each US person that is a shareholder of a PFIC, may be required to file an annual report disclosing its ownership of shares in a PFIC and certain other information. US holders should consult their own tax advisors regarding the application of the PFIC rules (including applicable reporting requirements) to their ownership of the shares or ADSs.

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

        Refer to Note 61 to "Item 18—Financial statements" for a qualitative and quantitative discussion of the group's exposure to these market risks.

        The following is a breakdown of our debt arrangements and a summary of fixed versus floating interest rate exposures for operations.

Liabilities—notional	2014	2015	2016	2017	2018	Thereafter	Total
	(Rand in millions)
Fixed rate (Rand)	437	774	175	177	633	3 096	5 292
Average interest rate	11,61%	11,61%	11,61%	11,62%	11,68%	11,76%
Variable rate (Rand)	832	859	344	284	435	4 689	7 443
Average interest rate	6,96%	7,02%	7,06%	7,09%	7,12%	7,14%
Fixed Rate (US$)	7	1	1	2	25	9 946	9 982
Average interest rate	6,97%	6,98%	6,98%	6,99%	7,00%	7,00%
Variable rate (US$)	1	1	1	—	50	—	53
Average interest rate	2,94%	2,94%	2,94%	—	2,94%	—
Fixed rate (Euro)	15	—	—	1	16	37	69
Average interest rate	2,72%	—	—	2,72%	2,72%	2,72%
Variable rate (Euro)	131	53	—	—	360	72	616
Average interest rate	3,88%	3,91%	3,93%	3,94%	3,98%	4,14%
Variable rate (other currencies)	4	1	—	—	—	341	346
Average interest rate	8,52%	8,24%	—	—	—	8,77%

Total	1 427	1 689	521	464	1 519	18 181	23 801

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

Service	Fees (USD)
Depositing or substituting the underlying shares	Up to US$5,00 per 100 ADS
Receiving or distributing dividends	Up to US$0,02 per ADS
Selling or exercising rights	Up to US$5,00 per 100 ADS
Withdrawing an underlying security	Up to US$5,00 per 100 ADS

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

12.D.4 Depositary payments for 2012 and 2013

        In terms of the Amended and Restated Deposit Letter Agreement dated as of 5 May 2011 (the Letter Agreement), the Depositary will reimburse the company up to US$250 000 for expenses related to the ADR programme including, but not limited to, investor relations expenses and listing fees or any other program related expenses on the anniversary date of the company's listing on the New York Stock Exchange. In the event that the number of American depository shares outstanding increases by 10 million from the number outstanding on the effective date of the Letter Agreement, the reimbursement amount for that year increases by US$100 000. On 27 September 2012 and 26 June 2013, the Depositary reimbursed the company an amount of US$350 000 for expenses relating to the depositary receipt facility for the period up to 9 April 2012 and 9 April 2013 respectively.

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

        Management assessed the effectiveness of Sasol's internal control over financial reporting as of 30 June 2013. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organisations of the Treadway Commission (COSO) in "Internal Control—Integrated Framework (1992)". Based on this assessment, our management has determined that, as of 30 June 2013, Sasol's internal control over financial reporting was effective.

(c)
The effectiveness of internal control over financial reporting as of 30 June 2013 was audited by KPMG Inc., independent registered public accounting firm, as stated in their report on page F-1 of this Form 20-F.

(d)
Changes in internal control over financial reporting

        There were no changes in our internal control over financial reporting that occurred during the year ended 30 June 2013 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting as at 30 June 2013.

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

        The code of ethics has been communicated to employees, suppliers, service providers and customers and is available on our internet website. Our ethics website address is www.sasolethics.com. This website is not incorporated by reference in this annual report. A copy of the Code of Ethics can also be specifically requested by sending an email to groupethicsoffice@sasol.com with your postal details and a copy will be posted to you, without charge.

        We have been operating an independent ethics reporting telephone line through external advisors since 2002. This confidential and anonymous ethics hotline provides an impartial facility for all stakeholders to report deviations from ethical behaviour, including fraud and unsafe behaviour or environment. These calls are monitored and the progress on their resolution is reported to the audit committee on a regular basis. We view the following hotlines as an essential mechanism for maintaining the highest levels of ethical behaviour: South Africa: 0800016017; Canada: 18554218968; China: 4001203284; Germany: 08001825967; Italy: 800786522; Singapore: 1800-2163302; United Kingdom: 08000324498; United States of America: 18004891727.

        The ethics hotline continues to be well utilised and 699 calls were received and investigated in 2013, representing a 35% increase from the previous year. This is attributed to an increased focus on managing ethics at a senior and top management level, as well as clear tone at the top to promote zero tolerance towards unethical behaviour. Our code of ethics guides our interactions with all government representatives. Our policy prohibits contributions to political parties or government officials since they may be interpreted as an inducement for future beneficial treatment, and as interference in the democratic process.

ITEM 16.C    PRINCIPAL ACCOUNTANT FEES AND SERVICES

        The following table sets forth the aggregate audit and audit-related fees, tax fees and all other fees billed by our principal accountants (KPMG Inc.) for each of the 2013 and 2012 years:

	Audit fees	Audit-related fees	Tax fees	All other fees	Total(1)
	(Rand in millions)
2013	74	1	1	1	77
2012	73	1	2	4	80

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

        In terms of our policy, non-audit services not exceeding R500 000 that fall into the categories set out in the pre-approval policy, do not require pre-approval by the audit committee, but are pre-approved by the chief financial officer. The audit committee is notified of each such service at its first meeting following the rendering of such service. All non-audit services exceeding R500 000 but not exceeding R2 million, are pre-approved by the audit committee chairman and the audit committee is notified at the first meeting following the granting of such approval. Fees in respect of non-audit services exceeding R2 million, require pre-approval by the audit committee, prior to engagement.

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

        No work was performed by persons other than the principal accountant's employees on the principal accountant's engagement to audit Sasol Limited's financial statements for 2013.

ITEM 16.D    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

        Not applicable.

ITEM 16.E    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Period	Total number of shares repurchased	Average price paid per share	Shares cancelled under the share repurchase programme	Total number of shares purchased as part of publicly announced programmes	Maximum number of shares that may yet be purchased under the programmes(1)
For the year ended 30 June 2013
Balance at 30 June 2012	40 309 886	—	(31 500 000)	8 809 886	64 410 942
2012-07-01 to 2012-07-31	—	—	—	—	64 410 942
2012-08-01 to 2012-08-31	—	—	—	—	64 410 942
2012-09-01 to 2012-09-30	—	—	—	—	64 410 942
2012-10-01 to 2012-10-31	—	—	—	—	64 410 942
2012-11-01 to 2012-11-30	—	—	—	—	64 410 942
2012-12-01 to 2012-12-31	—	—	—	—	64 880 032
2013-01-01 to 2013-01-31	—	—	—	—	64 880 032
2013-02-01 to 2013-02-29	—	—	—	—	64 880 032
2013-03-01 to 2013-03-31	—	—	—	—	64 880 032
2013-04-01 to 2013-04-30	—	—	—	—	64 880 032
2013-05-01 to 2013-05-31	—	—	—	—	64 880 032
2013-06-01 to 2013-06-30	—	—	—	—	64 880 032
2013-07-01 to 2013-07-31	—	—	—	—	64 880 032
2013-08-01 to 2013-08-31	—	—	—	—	64 880 032
2013-09-01 to 2013-09-30	—	—	—	—	64 880 032

	40 309 886		(31 500 000)	8 809 886

(1)
Approval is obtained annually at the annual general meeting for a new maximum number of shares to be repurchased.
  a.
  At our annual general meeting held on 30 November 2012, shareholders granted the authority to the directors to approve the repurchase by the company of its issued securities up to 10% of each of Sasol's ordinary shares and Sasol BEE ordinary shares. The company's issued ordinary shares as at 30 November 2012, was 648 800 316 (25 November 2011—644 109 416). No shares were repurchased in terms of this authority.

  b.
  The repurchase is limited to a maximum of 10% of the company's securities in the applicable class at the time the authority was granted and no acquisition may be made at a price more than 10% above the weighted average of the market value of the securities for the five business days immediately preceding the date of such acquisition.

  c.
  In terms of the JSE Limited Listings Requirements and the terms of the resolution, the general authority granted to the directors by shareholders on 30 November 2012 to acquire the company's issued securities will not exceed 15 months from the date of the resolution and will be valid only until the company's next annual general meeting, which is scheduled for 22 November 2013.

  d.
  The authority granted by shareholders on 25 November 2011, was replaced by a new authority from shareholders on 30 November 2012 to repurchase securities which excluded only the Sasol preferred ordinary shares. The maximum number of Sasol ordinary shares that may be repurchased as from 25 November 2012 amounts to 64 880 032.

  e.
  No programme was terminated prior to the expiration date. All programmes previously approved by shareholders expire at the annual general meeting.

ITEM 16.F    CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

        After more than 25 years service from our independent registered auditor, KPMG Inc. (KPMG), our audit committee approved an auditor rotation policy and the replacement of KPMG as auditor at the end of 2013.

        On 12 February 2013, the audit committee selected PricewaterhouseCoopers Inc. (PwC) as the Sasol group's independent registered auditor for 2014. The appointment is subject to approval by shareholders at the company's annual general meeting scheduled for 22 November 2013. Once such approval is obtained, KPMG will cease to act as Sasol's independent registered auditor. The change of auditors was made pursuant to prevailing corporate governance practice and not as a result of KPMG's resignation, dismissal or declination to stand for re-election.

        The reports of KPMG on our consolidated financial statements for the fiscal years ended 30 June 2012 and 2013 contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle.

        During the two fiscal years ended 30 June 2012 and 2013, there were no disagreements with KPMG on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of KPMG, would have caused KPMG to make reference thereto in their reports on our consolidated financial statements for such fiscal years.

        During the two fiscal years ended 30 June 2012 and 2013, there were no "reportable events" as that term is defined in Item 16F(a)(1)(v) of Form 20-F.

        We requested KPMG to furnish us with a copy of a letter addressed to the SEC stating whether or not it agrees with the above statements. A copy of such letter is filed as exhibit 99.4 to this annual report.

        During the two fiscal years ended 30 June 2012 and 2013, neither we nor anyone acting on our behalf consulted with PwC concerning (i) the application of accounting principles to a specific completed or contemplated transaction, or the type of audit opinion that might be rendered on our consolidated financial statements and no written or oral advice was provided by PwC that was an important factor considered by us in reaching a decision as to any accounting, auditing or financial reporting issue, or (ii) any matter that was either the subject of a disagreement (as that term is used in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F) or a "reportable event" (as defined in Item 16F(a)(1)(v) of Form 20-F).

ITEM 16.G    CORPORATE GOVERNANCE

        Sasol maintains a primary listing of its ordinary shares and Sasol BEE ordinary shares on the Johannesburg Securities Exchange operated by the JSE Limited (JSE) and a listing of American Depositary Shares on the New York Stock Exchange (NYSE). Accordingly, the company is subject to the on-going disclosure, corporate governance and other requirements imposed by legislation in both jurisdictions, the JSE, the United States Securities and Exchange Commission (SEC) and the NYSE. We have implemented controls to provide reasonable assurance of our compliance with all relevant requirements in respect of our listings. These include the South African Companies Act, 71 of 2008, (the Companies Act), the JSE Listings Requirements, and the SEC, the NYSE and US legislation such as the Sarbanes-Oxley Act of 2002 (SOX), insofar as it applies to foreign companies listed on the NYSE. We apply all 75 principles of the King III Code of Governance for South Africa (King III Code). In a few areas we are of the view that, while we are applying the recommended practice, additional enhancements can be adopted over time in line with our objective to continuously improve our corporate governance practices. A comprehensive statement outlining our application of each of the 75 principles is available on our website at www.sasol.com. This website is not incorporated by reference in this annual report.

        We have compared our corporate governance practices to those for domestic US companies listed on the NYSE and confirm that we comply substantially with such NYSE corporate governance standards, with the exception of the following significant differences:

  •
  In terms of rule 303A.04 of the NYSE listed company manual, a listed company must have a nomination/corporate governance committee composed entirely of independent directors. The terms of reference of our nomination, governance, social and ethics committee provide that the committee is chaired by the chairman of the board, as is required by the JSE Listings Requirements. However, the King III Code provides that the nomination committee should consist of a majority of independent directors and should be chaired by an independent non-executive director. Mrs TH Nyasulu, who is the chairman of the board, was determined by the board not to be independent and accordingly the committee is comprised of a majority of independent directors and not entirely of independent directors; and

  •
  In terms of rule 303A.05 of the NYSE listed company manual a listed company must have a compensation committee composed entirely of independent directors. The King III Code requires that the remuneration committee must consist of a majority of independent directors and must be chaired by an independent director. The committee is comprised of a majority of independent directors and is chaired by an independent director.

        Refer to our corporate governance report filed as Exhibit 99.2 for details of our corporate governance practices.

ITEM 16.H    MINE SAFETY DISCLOSURE

        Not applicable.

PART III

ITEM 17.    FINANCIAL STATEMENTS

        Sasol is furnishing financial statements pursuant to the instructions of Item 18 of Form 20-F.

Item 18.    FINANCIAL STATEMENTS

        The following consolidated financial statements, together with the auditor's report of KPMG Inc. are filed as part of this annual report on Form 20-F:

Index to Consolidated Financial Statements for the years ended 30 June 2013, 2012 and 2011

Report of the Independent Registered Public Accounting Firm	F-1
Consolidated Financial Statements	*
Supplemental Oil and Gas Information (Unaudited)	G-1

*
Refer to our consolidated financial statements filed as Exhibit 99.1 which have been incorporated by reference.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Sasol Limited

        We have audited the accompanying consolidated statements of financial position of Sasol Limited and its subsidiaries as of 30 June 2013, 30 June 2012 and 30 June 2011, and the related consolidated income statements, statements of comprehensive income, changes in equity and cash flows for each of the years then ended. We also have audited Sasol Limited's internal control over financial reporting as of 30 June 2013, based on criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organisations of the Treadway Commission (COSO). Sasol Limited's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on Sasol Limited's internal control over financial reporting based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinion.

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

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sasol Limited and its subsidiaries as of 30 June 2013, 30 June 2012 and 30 June 2011, and the results of their operations and their cash flows for each of the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, Sasol Limited maintained, in all material respects, effective internal control over financial reporting as of 30 June 2013, based on criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organisations of the Treadway Commission.

/s/ KPMG Inc.
Registered Auditors

Johannesburg, South Africa
9 October 2013

F-1

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

 TABLE 1—COSTS INCURRED IN OIL AND GAS PROPERTY ACQUISITION, EXPLORATION, AND DEVELOPMENT ACTIVITIES

	Synthetic oil	Natural oil and gas
	South Africa	Mozambique	Canada	Other areas*
	(Rand in millions)
Year ended 30 June 2011
Acquisition of proved properties	—	—	868,4	—
Acquisition of unproved properties	—	3,5	2 960,6	—
Exploration	150,2	379,8	—	366,2
Development	4 389,3	496,0	1 270,1	167,0

Total costs incurred	4 539,5	879,3	5 099,1	533,2

Year ended 30 June 2012
Acquisition of proved properties	9,0	—	—	—
Acquisition of unproved properties	—	4,3	—	12,7
Exploration	55,0	452,9	—	460,3
Development	4 428,3	341,3	6 870,8	125,0

Total costs incurred	4 492,3	798,5	6 870,8	598,0

Year ended 30 June 2013
Acquisition of proved properties	141,0	—	—	—
Exploration	30,0	629,7	—	187,9
Development	4 950,1	79,0	3 176,6	341,5

Total costs incurred	5 121,1	708,7	3 176,6	529,4

*
Other areas comprises: Gabon, Nigeria, Papua New Guinea, Australia, Botswana and South Africa.

 TABLE 2—CAPITALISED COSTS RELATING TO OIL AND GAS PRODUCING ACTIVITIES

	Synthetic oil	Natural oil and gas
	South Africa	Mozambique	Canada	Other areas*
	(Rand in millions)
Year ended 30 June 2011
Proved properties	38 413,7	4 695,9	2 148,8	1 265,1
Producing wells and equipment	38 053,7	3 342,0	802,1	1 265,1
Non-producing wells and equipment	360,0	1 353,9	1 346,7	—
Unproved properties	—	—	2 974,9	—
Uncompleted and non-producing wells and equipment	205,5	1 141,6	—	330,3

Capitalised costs	38 619,2	5 837,5	5 123,7	1 595,4
Accumulated depreciation	(12 477,7)	(1 089,3)	(27,7)	(843,9)

Net book value	26 141,5	4 748,2	5 096,0	751,5

Year ended 30 June 2012
Proved properties	47 764,7	5 062,2	9 068,4	1 653,8
Producing wells and equipment	46 746,7	4 925,7	7 626,7	1 581,0
Non-producing wells and equipment	1 018,0	136,5	1 441,7	72,8
Unproved properties	—	—	3 455,0	—
Uncompleted and non-producing wells and equipment	—	1 458,0	—	430,5

Capitalised costs	47 764,7	6 520,2	12 523,4	2 084,3
Accumulated depreciation	(14 538,4)	(1 771,5)	(1 920,4)	(1 189,8)

Net book value	33 226,3	4 748,7	10 603,0	894,5

Year ended 30 June 2013
Proved properties	57 026,1	5 948,6	14 266,8	2 380,5
Producing wells and equipment	54 332,1	5 721,2	11 528,8	2 023,0
Non-producing wells and equipment	2 694,0	227,4	2 738,0	357,5
Unproved properties	—	—	3 929,5	—
Uncompleted and non-producing wells and equipment	—	1 271,1	—	607,2

Capitalised costs	57 026,1	7 219,7	18 196,3	2 987,7
Accumulated depreciation	(16 919,6)	(1 671,6)	(4 365,1)	(1 637,6)

Net book value	40 106,5	5 548,1	13 831,2	1 350,1

*
Other areas comprises: Gabon, Nigeria, Papua New Guinea, Australia, Botswana and South Africa.

 TABLE 3—RESULTS OF OPERATIONS FOR OIL AND GAS PRODUCING ACTIVITIES

	Synthetic oil	Natural oil and gas
	South Africa	Mozambique	Canada	Other areas*
	(Rand in millions)
Year ended 30 June 2011
Sales to unaffiliated parties	—	107,0	69,5	1 034,7
Transfers to affiliated parties	34 117,8	945,9	—	—

Total revenues	34 117,8	1 052,9	69,5	1 034,7
Production costs	(14 287,7)	(225,1)	(22,7)	(152,4)
Foreign currency translation (losses)/gains	(80,8)	61,7	—	(10,7)
Exploration expenses	(109,2)	(269,1)	—	(335,2)
Valuation provision	—	—	—	(1,3)
Depreciation	(1 667,5)	(154,9)	(27,6)	(224,5)

Operating profit	17 972,6	465,5	19,2	310,6
Tax	(5 473,5)	(188,8)	(8,5)	(263,4)

Results of operations	12 499,1	276,7	10,7	47,2

Year ended 30 June 2012
Sales to unaffiliated parties	—	154,9	330,5	1292,5
Transfers to affiliated parties	43 815,0	1 333,5	—	—

Total revenues	43 815,0	1 488,4	330,5	1 292,5
Production costs	(15 988,8)	(283,5)	(156,8)	(230,4)
Foreign currency translation (losses)/gains	(3,6)	(122,1)	(2,5)	3,2
Exploration expenses	(19,0)	(140,7)	—	(405,8)
Valuation provision	—	(433,7)	(963,8)	—
Net gain on farm down of licences	—	—	—	58,9
Depreciation	(2 407,7)	(249,7)	(1 323,2)	(166,6)

Operating profit	25 395,9	258,7	(2 115,8)	551,8
Tax	(7 958,8)	(357,8)	—	(382,1)

Results of operations	17 437,1	(99,1)	(2 115,8)	169,7

Year ended 30 June 2013
Sales to unaffiliated parties	—	352,7	599,6	1 224,8
Transfers to affiliated parties	49 789,0	1 456,8	—	—

Total revenues	49 789,0	1 809,5	599,6	1 224,8
Production costs	(15 280,4)	(332,4)	(292,0)	(341,1)
Foreign currency translation losses	(42,3)	(283,6)	(0,5)	(1,5)
Exploration expenses	(30,9)	(789,7)	—	(122,9)
Valuation provision	—	(14,5)	—	—
Depreciation	(3 378,4)	(333,8)	(1 988,2)	(179,7)

Operating profit	31 057,0	55,5	(1 681,1)	579,6
Tax	(8 595,5)	(379,2)	—	(335,6)

Results of operations	22 461,5	(323,7)	(1 681,1)	244,0

*
Other areas comprises: Gabon, Nigeria, Papua New Guinea, Australia, Botswana and South Africa.

TABLE 4—PROVED RESERVE QUANTITY INFORMATION

	Synthetic oil	Crude oil and condensate				Natural gas
	South Africa	Mozambique	Canada	Other areas*	Total	Mozambique	Canada	Other areas*	Total
	Millions of barrels					Billions of cubic feet
Proved developed and undeveloped reserves
Balance at 30 June 2010	841,0	4,7	—	4,6	9,3	1 597,4	—	—	1 597,4
Revisions	10,5	0,1	—	0,9	1,0	3,7	—	—	3,7
Improved recovery	—	—	—	0,2	0,2	—	—	—	—
Purchases/sales	—	—	—	—	—	—	57,8	—	57,8
Commercial arrangements	—	—	—	(0,1)	(0,1)	—	—	—	—
Production	(44,1)	(0,3)	—	(1,9)	(2,2)	(79,7)	(2,9)	—	(82,6)

Balance at 30 June 2011	807,8	4,5	—	3,7	8,2	1 521,4	54,9	—	1 576,3
Revisions	10,9	(0,6)	—	1,1	0,5	10,8	18,1	—	28,9
Improved recovery	—	—	0,2	0,6	0,8	—	(0,8)	—	(0,8)
Commercial arrangements	—	—	—	0,1	0,1	—	—	—	—
Production	(42,4)	(0,3)	—	(1,5)	(1,8)	(81,1)	(17,0)	—	(98,1)

Balance at 30 June 2012	776,3	3,6	0,2	4,0	7,8	1 451,1	55,2	—	1 506,3
Revisions	(13,3)	(0,1)	—	0,6	0,5	(24,0)	6,4	—	(17,6)
Improved recovery	—	0,1	—	1,0	1,1	64,2	8,6	—	72,8
Commercial arrangements	—	1,2	—	—	1,2	122,5	—	—	122,5
Production	(49,7)	(0,3)	—	(1,3)	(1,6)	(94,6)	(22,3)	—	(116,9)

Balance at 30 June 2013	713,3	4,5	0,2	4,3	9,0	1 519,2	47,9	—	1 567,1

Proved developed reserves
At 30 June 2011	729,5	1,7	—	3,7	5,4	729,6	7,2	—	736,8

At 30 June 2012	640,1	1,7	0,2	3,5	5,4	796,1	55,2	—	851,3

At 30 June 2013	592,6	1,7	0,2	2,0	3,9	680,5	47,9	—	728,4

Proved undeveloped reserves
At 30 June 2011	78,3	2,8	—	—	2,8	791,8	47,7	—	839,5

At 30 June 2012	136,2	1,9	—	0,5	2,4	655,0	—	—	655,0

At 30 June 2013	120,7	2,8	—	2,3	5,1	838,7	—	—	838,7

*
Other areas comprises: Gabon.

TABLE 4 NOTES AND DEFINITIONS

        The definitions of categories of reserves used in this disclosure are consistent with those set forth in the regulations of the Securities and Exchange Commission:

        Proved Reserves of oil and gas—Those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be recoverable commercially and be economically producible—from a given date forward, from known reservoirs under existing economic conditions, operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract hydrocarbons must be approved and must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time. Additionally Sasol requires that natural oil and gas Reserves will be produced by a "project sanctioned by all internal and external parties".

        Existing economic conditions define prices and costs at which economic producibility is to be determined. The price is the average sales price during the 12-month period prior to the ending date of the period covered by the report, determined as an un-weighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements. Future price changes are limited to those provided by contractual arrangements in existence at year-end. At the reporting date, product sales prices were determined by existing contracts for the majority of Sasol's natural oil and gas reserves. Costs comprise development and production expenditure, assessed in real terms, applicable to the reserves class being estimated.

        Depending upon the status of development Proved Reserves of oil and gas are subdivided into "Proved Developed Reserves" and "Proved Undeveloped Reserves".

        Proved Developed Reserves—Those Proved Reserves that can be expected to be recovered through existing wells with existing equipment and operating methods (or in which the cost of the required equipment is relatively minor compared to the cost of a new well) and through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

        Proved Undeveloped Reserves—Those Proved Reserves that are expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major expenditure is required before production can commence.

        The definitions of the changes to Proved Reserves estimates used in this disclosure are consistent with FASB ASC 932-235-50-5. Also included, where material, are changes resulting from Commercial Arrangements or Operational Factors as defined below.

        Commercial Arrangements—The Reserves change category used to describe changes in reserves estimates resulting from new or amendments to existing petroleum licensing agreements (granting instrument); venture operating agreements, unit and pre-unit agreements; transportation, processing and operating services agreements; product sale or supply agreements; lifting and off-take agreements.

        Operational Factors—The Reserves change category used to describe changes in reserves estimates resulting from a change in production operations or maintenance philosophies and practices that change the cost of operations.

 TABLE 5—STANDARDISED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS

	Synthetic oil	Natural oil and gas
	South Africa	Mozambique	Canada	Other areas*
	(Rand in millions)
Year ended 30 June 2011
Future cash inflows	545 931,2	27 434,5	1 412,5	2 506,3
Future production costs	(232 941,6)	(3 566,2)	(167,8)	(996,1)
Future development costs	(135 924,0)	(1 796,3)	(3 855,1)	(236,8)
Future income taxes	(50 292,0)	(6 734,7)	—	(577,4)

Undiscounted future net cash flows	126 773,6	15 337,3	(2 610,4)	696,0
10% annual discount for timing of estimated cash flows	(72 284,2)	(8 744,8)	184,4	(82,0)

Standardised measure of discounted future net cash flows	54 489,4	6 592,5	(2 426,0)	614,0

Year ended 30 June 2012
Future cash inflows	672 113,3	42 728,7	1 387,3	5 047,0
Future production costs	(254 999,1)	(5 254,5)	(826,6)	(2 735,5)
Future development costs	(106 812,2)	(1 691,6)	(165,5)	(356,8)
Future income taxes	(89 977,5)	(11 234,0)	—	(899,1)

Undiscounted future net cash flows	220 324,5	24 548,6	395,2	1 055,6
10% annual discount for timing of estimated cash flows	(111 167,7)	(13 410,3)	(132,6)	(172,9)

Standardised measure of discounted future net cash flows	109 156,8	11 138,3	262,6	882,7

Year ended 30 June 2013
Future cash inflows	677 102,2	49 700,5	1 395,5	6 210,9
Future production costs	(245 124,9)	(5 704,2)	(1 983,3)	(3 026,4)
Future development costs	(95 765,2)	(5 086,8)	(1 036,4)	(1 937,4)
Future income taxes	(103 956,0)	(12 772,0)	—	(561,6)

Undiscounted future net cash flows	232 256,1	26 137,5	(1 624,2)	685,5
10% annual discount for timing of estimated cash flows	(111 338,9)	(12 971,5)	560,6	(468,1)

Standardised measure of discounted future net cash flows	120 917,2	13 166,0	(1 063,6)	217,4

*
Other areas comprises: Gabon.

NOTES AND DEFINITIONS

        The standardised measure of discounted future net cash flows, relating to the Proved Reserves in Table 4, is calculated in accordance with the regulations of the Securities and Exchange Commission and the requirements of FASB ASC Section 932-235.

        Future cash inflows are computed by applying the prices used in estimating Proved Reserves to the year-end quantities of those Reserves (see the Table 4 Notes and Definitions above). Future development and production costs are computed by applying the costs used in estimating Proved Reserves.

        Future income taxes are computed by applying the appropriate year-end statutory tax rates, with consideration of future tax rates already legislated, to the future pre-tax net cash flows relating to the

Reserves, less the tax basis of the properties involved. The future income tax expenses therefore give effect to the tax deductions, tax credits and allowance relating to the Reserves.

        Discounted future net cash flows are the result of subtracting future development and production costs and future income taxes from the cash inflows. A discount rate of 10 percent a year is applied to reflect the timing of the future net cash flows relating to the Reserves.

        The information provided here does not represent management's estimate of the expected future cash flows or value of the properties. Estimates of Reserves are imprecise and will change over time as new information becomes available. Moreover, probable and possible Reserves along with other classes of resources, which may become Proved Reserves in the future, are excluded from the calculations. The valuation prescribed under FASB ASC Section 932 requires assumptions as to the timing and amount of future development and production costs. The calculations are made as of 30 June each year and should not be relied upon as an indication of the companies' future cash flows or value of synthetic oil and natural oil and gas Reserves.

 TABLE 6—CHANGES IN THE STANDARDISED MEASURE OF DISCOUNTED FUTURE
NET CASH FLOWS

	Synthetic oil	Natural oil and gas
	South Africa	Mozambique	Canada	Other areas*
	(Rand in millions)
Present value at 30 June 2010	61 141,0	5 776,5	—	570,4
Net changes for the year	(6 651,3)	816,0	(2 426,0)	43,6
Sales and transfers of oil and gas produced net of production costs	(19 830,1)	(855,9)	(47,6)	(845,3)
Development costs incurred	4 389,3	519,1	5 033,2	176,4
Extensions/discoveries and revisions of previous quantity estimates and timing	(1 177,0)	37,1	—	356,9
Changes due to purchases/sales of minerals in place	—	—	1 275,9	—
Net changes in prices net of production costs	61 079,2	1 692,4	(165,8)	550,7
Changes in estimated development costs	(36 882,3)	(39,3)	(8 521,7)	16,4
Changes in operational/commercial arrangements	—	—	—	(45,4)
Accretion of discount	7 710,7	815,1	—	89,0
Net change in income tax	2 129,9	(376,9)	—	(148,6)
Net change due to exchange rate	(24 071,1)	(975,6)	—	(106,5)
Present value at 30 June 2011	54 489,5	6 592,5	(2 426,0)	614,0
Net changes for the year	54 667,3	4 545,8	2 688,6	268,7
Sales and transfers of oil and gas produced net of production costs	(27 826,2)	(1 318,2)	(177,8)	(890,1)
Development costs incurred	7 967,9	144,1	7 241,9	67,5
Extensions/discoveries and revisions of previous quantity estimates and timing	4 899,1	(239,7)	70,6	1 570,9
Net changes in prices net of production costs	37 827,8	4 169,8	(971,6)	(541,7)
Changes in estimated development costs	18 022,6	411,2	(2 763,5)	(144,9)
Changes in operational/commercial arrangements	—	—	—	41,1
Accretion of discount	5 009,1	934,4	(242,6)	108,2
Net change in income tax	(20 515,9)	(2 066,9)	—	(233,2)
Net change due to exchange rate	29 282,9	2 511,1	(468,4)	290,9
Present value at 30 June 2012	109 156,8	11 138,3	262,6	882,7
Net changes for the year	11 760,4	2 027,7	(1 326,2)	(665,3)
Sales and transfers of oil and gas produced net of production costs	(34 508,6)	(1 661,9)	105,1	(374,1)
Development costs incurred	9 786,3	100,8	3 401,6	365,3
Net change due to current reserves estimates from:
Improved recovery	—	472,8	179,8	618,2
Commercial arrangements	—	2 226,0	—	—
Revisions	(584,5)	(703,3)	(151,0)	(262,2)
Net changes in prices and costs related to future production	(20 448,8)	(311,2)	(918,7)	(304,1)
Changes in estimated future development costs	392,0	(1 170,7)	(4 023,4)	(1 420,9)
Accretion of discount	10 038,8	1 595,7	26,3	158,4
Net change in income tax	(5 113,7)	(1 223,0)	—	285,9
Net change due to exchange rate	52 198,9	2 702,5	54,1	268,2
Present value at 30 June 2013	120 917,2	13 166,0	(1 063,6)	217,4

*
Other areas comprises of Gabon.

ITEM 19.    EXHIBITS

1.1	Memorandum of incorporation of Sasol Limited
The amount of long-term debt issued by Sasol Limited and its subsidiaries authorised under any given instrument does not exceed 10% of the total assets of Sasol Limited and its subsidiaries on a consolidated basis. Sasol Limited hereby agrees to furnish to the SEC a copy of any such instrument upon its request.
4.1	Management Share Incentive Scheme**
4.2	The Deed of Trust for the Sasol Inzalo Management Trust*
4.3	The Deed of Trust for the Sasol Inzalo Employee Scheme*
8.1	List of subsidiaries
12.1	Certification of David Edward Constable, Chief Executive Officer of Sasol Limited pursuant of Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Paul Victor, Acting Chief Financial Officer of Sasol Limited pursuant of Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of David Edward Constable, Chief Executive Officer of Sasol Limited and Paul Victor, Acting Chief Financial Officer of Sasol Limited pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of David Edward Constable, Chief Executive Officer of Sasol Limited and Paul Victor, Acting Chief Financial Officer of Sasol Limited pursuant to Rule 13a-15(f) under the Securities Exchange Act of 1934, as adopted pursuant to Section 404 of the Sarbanes-Oxley Act of 2002
15.1	Consent of independent registered public accounting firm
99.1	Sasol Limited Consolidated Annual Financial Statements
99.2	Sasol Limited Corporate Governance Report
99.3	Sasol Limited Remuneration Report
99.4	Letter from KPMG Inc.

*
Incorporated by reference to our annual report on Form 20-F filed on 7 October 2008.

**
Incorporated by reference to our registration statement on Form 20-F filed on 6 March 2003.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

SASOL LIMITED
By:	/s/ PAUL VICTOR Paul Victor Acting Chief Financial Officer

Date: 9 October 2013

GLOSSARY OF TERMS

Term	Description
Acetic acid	Acetic acid is an organic compound commonly known as vinegar acid. Under normal conditions it is a clear colourless liquid, has a distinctive sour taste and pungent smell. The pure compound has a crystalline form. Acetic acid is mainly produced as a precursor to polyvinylacetate and cellulose acetate. Acetic acid is used as an acidifying and neutralising agent in industrial applications which include use as an additive or flavouring in canned pickles, fish, meat, candy and glazes.
Acetone

Acetone is an organic compound also known as dimethyl ketone. This chemical is a clear colourless, volatile liquid with a mildly pungent characteristic sweet slight aromatic, fruity odour. Acetone serves as an important solvent in its own right, typically for cleaning purposes in the laboratory. Acetone is also used in several industrial applications for the manufacture of other chemical compounds such as plastic, fibres and drugs.

Acrylates

Acrylates are chemical compounds that are salts or esters of acrylic acid also known as propenoates. Acrylates are used as monomers for the production of acrylate polymers. These acrylate polymers are in turn used in applications such as Perspex glass, superglue or in the production of disposal diapers.

Acrylic acid

Acrylic acid is an organic compound also known as acroleic acid. This chemical is a clear colourless liquid which has a characteristic acrid on tart smell. Acrylic acid is a building block for acrylate polymers and is used in the manufacture of plastics, molding powder for signs, construction units, decorative emblems and insignias, polymer solutions for coatings applications, emulsion polymers, paints formulations, leather finishings and paper coatings.

Aeromagnetic surveys

These surveys are used to determine discrete magnetic bodies in the near surface strata such as dolerite dykes and sills. It specifically entails the determination of the variability of the surface magnetism by trailing a detector behind an aircraft at a certain altitude above the surface.

Alcohol

Alcohol is an organic compound which describes a class of chemicals, of which ethanol is most widely used. Most alcohols are clear colourless liquids which are either produced through the fermentation of natural feedstocks such as sugar or synthetically from the hydration of petroleum derivatives such as ethylene and propylene. Alcohols can be used in industrial applications such as solvents and fuels or as an intermediate in the production of detergents, pharmaceuticals, plasticisers and fuels.

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

Ammonia

Ammonia is a chemical compound comprised of nitrogen and hydrogen. It is normally encountered in the form of a colourless gas with a characteristic pungent smell. Ammonia is used as a disinfectant, refrigerant or for the production of fertilisers, explosives and nitrogen-containing acids such as nitric acids.

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

Butadiene

Butadiene is a chemical compound which is considered to be a simple conjugated diene. Usually the term butadiene refers to the chemical compound 1,3-butadiene. 1,3-Butadiene is normally encountered in the form of a colourless gas at room temperature or liquid at temperatures below -4,4 °C, with a mild aromatic or gasoline-like odour. It is predominantly used for the production of synthetic rubber, plastics and resins.

Butane

Butane is an organic compound which is a colourless gas with no odour or a faint petroleum odour at high concentration when pure. It is a gas at room temperature and atmospheric pressure. Butane is obtained from raw natural gas, liquefied petroleum gas or the processing of petroleum streams. Both isomers of butane are used as components of aerosol propellants and as fuel sources. n-Butane is used as a chemical feedstock for special chemicals in the solvent, rubber, and plastics industries. Isobutane is used as a raw material for petrochemicals, an industrial carrier gas, and in the chemical industry for the production of propylene glycols, oxides, polyurethane foams, and resins.

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

Carbon dioxide

Carbon dioxide is a colourless and odourless gas released as a result of the complete combustion of carbon-containing compounds. It is used in the production of carbonates, carbonation of beverages, to provide inert atmospheres for fire extinguishers and if pressurised forms dry ice (in solid form).

Catalyst	A catalyst is a material that increases the rate of a chemical reaction without being consumed in the reaction, although it may be physically changed or even destroyed in the process.
Caustic soda	Refer to Sodium hydroxide.
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
Chlorine

Chlorine is a greenish to yellow gas under standard conditions which when dissolved in water is encountered as an inorganic liquid. It is used in several household applications as a disinfectant (e.g. swimming pools) and bleaching agent. Its industrial applications include the manufacturing of several chlorinated compounds, bleaching of wood and paper pulp, the production of polyvinyl chloride (PVC polymer) and in water purification plants.

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

Cresol

Cresol is an aromatic organic compound obtained from the scrubbing and distillation of coal tar acids and is also known as cresylic acid. The liquid ranges from colourless to yellow, brown, or pink in appearance with a phenolic odour. Cresol is primarily used in household applications as disinfectants, deodorisers and for sterilising instruments, dishes, utensils, and other inanimate objects.

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

Dolerite dykes and sills

Dolerite dykes and sills are the igneous intrusions in the strata related to the emplacement of the basaltic lavas of the Lesotho Basalt Formation during the breakup of the Gondwanaland super continent about 145 million years ago.

Ethanol

Ethanol is a chemical compound also known as ethyl alcohol, grain alcohol or drinking alcohol. It is a volatile, flammable clear colourless liquid. Ethanol is used in alcoholic beverages in suitable dilutions. Industrial uses of ethanol include the use as a solvent in laboratory and industry, the manufacture of denatured alcohol, pharmaceuticals (e.g. rubbing compounds, lotions, tonics, colognes), in perfumery, in organic synthesis and as an octane booster in gasoline. Ethanol can also be used in higher concentrations in alternative fuel vehicles optimised for its use.

Term	Description
Ethoxylates

Ethoxylates are chemical compounds commonly described as surfactants which are derived from the reaction of ethylene oxide with alcohols or fatty acids. Surfactants are more soluble in water and are used in foaming agents for products such as shampoos and tooth pastes as well as components for detergent formulations. Refer to Surfactants.

Ethyl acetate

Ethyl acetate is a chemical compound more commonly known as an ester. It is normally encountered as a clear colourless liquid which has a characteristic sweet smell (similar to pear drops). Ethyl acetate is used as a solvent in the production of adhesives, fingernail polishes; an extraction solvent in the production of pharmaceuticals and foods; a carrier solvent for herbicides and a component of lacquer thinner.

Ethyl acrylate

Ethyl acrylate is an organic compound also known as acrylic acid ethyl ester. It is a clear colourless liquid with a characteristic acrid odour. Ethyl acrylate is used in the manufacture of acrylic emulsion polymers, in latex paints and textiles. It is also used in emulsion polymers for paper coating, as additives in floor polishes, sealants, shoe polishes, in base coatings and for surface impregnation of leather in adhesives.

Ethylene

Ethylene is a chemical compound also known as the simplest olefin. It is normally encountered as a colourless flammable gas with a faint "sweet and musky" odour when pure. Ethylene is used for the production of a range of chemical compounds such as ethylene oxide, ethylene dichloride and polymers including polyethylene and polyvinyl chloride.

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

Hexene

Hexene is a chemical compound also known as hexylene. It is normally encountered as a colourless liquid. Hexene is used in the synthesis of flavours, perfumes, dyes, resins and as a polymer modifier. The most common use of hexene is as a co-monomer in the production of polyethylene.

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

Term	Description
Krypton

Krypton is a member of group 18 (noble gases) elements. It is a colourless, odourless, tasteless noble gas found in trace amounts in the earth's atmosphere. Krypton is used in fluorescent lamps and laser technologies.

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

Methyl ethyl ketone (MEK)

Methyl ethyl ketone is a chemical compound also known as butanone and MEK. This colourless liquid ketone has a sharp, sweet odor reminiscent of butterscotch and acetone. MEK is mostly used in paints and other coatings.

Methyl isobutyl ketone (MIBK)

Methyl isobutyl ketone is a chemical compound also known as MIBK. MIBK is a colourless liquid with a pleasant odour. It is used as a solvent in paints, resins, nitrocellulose, dyes, varnishes and lacquers.

Monomer	A monomer is a chemical compound capable of chemically bonding to other monomers or itself to form long chain polymers (plastics) or synthetic resins.
Nameplate capacity	Nameplate capacity is the product output of a plant under conditions optimised for maximum quantity for the production facility.

Term	Description
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

Noble gas

The noble gases make a group of chemical elements with similar properties: under standard conditions, they are all odourless, colourless, monatomic gases with very low chemical reactivity. The six noble gases that occur naturally are helium (He), neon (Ne), argon (Ar), krypton (Kr), xenon (Xe), and the radioactive radon (Rn).

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

Term	Description
Paraffin

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

Phenol

Phenol is an aromatic organic compound commonly known as carbolic acid. It is a colourless to white crystalline solid. Phenol is used as a general disinfectant, either in solution or mixed with slaked lime for e.g. toilets, stables, cesspools, floors, drains, etc.

Phosphoric acid

Phosphoric acid is an inorganic acid and is also known as orthophosphoric acid. It is either encountered in unstable orthorhombic crystals or a clear syrupy liquid. Phosphoric acid is used in the manufacture of superphosphates for fertilisers, other phosphate salts, polyphosphates and detergents.

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

Term	Description
Ply	Ply is the lateral continuity of a similar type of coal within a coal seam, as opposed to the vertical continuity of a particular type of coal.
Polyethylene

Polyethylene is a polymer consisting of a long chain of ethylene molecules and is also known as polythene. It is typically encountered in a translucent solid crystalline form. It is used in a broad range of applications such as wire and cable coatings, pipe and moulded fittings and packaging in especially the food industry.

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

Term	Description
Proved undeveloped oil and gas reserves	Reserves which are expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major expenditure is required before production can commence.
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

REACH

The European Community Regulation (EC 1907/2006) for the Registration, Evaluation, Authorization and Restriction of Chemicals (REACH) came into effect on 1 June 2007 with the aim to improve the protection of human health and the environment through better and earlier identification of the intrinsic properties of chemical products.

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

Reclaimers	A reclaimer is a large automated machine that consists of a rotating drum which picks up coal laid out on a pad in an orderly fashion and places that coal on a conveyor belt.

Term	Description
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

Room and pillar mining	Room and pillar mining is a mining method used in flat lying shallow mineral deposits where a number of roads are developed leaving pillars to hold up the roof.
Slurry	Slurry is a liquid substance containing solid particles.
Sodium cyanide	Refer to Cyanide.
Sodium hydroxide

Sodium hydroxide is a chemical compound more commonly known as caustic soda. It is a white solid compound under normal conditions in the form of flakes, pellets or granules. Sodium hydroxide solution (as sold) is usually 50% concentration solution of sodium hydroxide in water. Sodium hydroxide is used in many industries, mostly as a strong chemical base in the manufacture of pulp and paper, textiles, drinking water, soaps and detergents and as a drain cleaner.

Solvent	A solvent is a liquid or gaseous substance capable of dissolving another substance to form a solution at the molecular or ionic level.
Stackers	Stackers are large automated machines that stack coal from a conveyor belt on to a flat pad in an orderly fashion. They consist of an inclined conveyor and swinging boom.
Styrene

Styrene is an organic compound also known as vinyl benzene. It is a colourless to a yellowish oily liquid. Styrene is used in the manufacture of plastics especially polystyrene, synthetic rubber and insulators.

Splitter column	A splitter column is used in the distillation process to separate a mixture of liquids into different boiling fractions.
Sulphur

Sulphur is a non-metal inorganic chemical compound and is more commonly known as brimstone. It is a pale yellow crystalline solid usually encountered in powder form. Sulphur is commonly used in making gunpowder, matches and sulphuric acid.

Term	Description
Sulphuric acid

Sulphuric acid is an inorganic chemical compound commonly known as battery acid. It is a pungent-ethereal, colourless to brownish oily acidic liquid. Sulphuric acid is used as a leaching agent in mineral or ore processing. It is also used for fertiliser manufacturing, oil refining, wastewater processing and chemical synthesis.

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
Urea

Urea is an organic compound also known as carbamide. It is encountered a white crystalline powder. Urea is used in animal feed, plastics, as a chemical intermediate, a stabiliser in explosives and in medicine (diuretic).

Units of measures	m	metre
	km	kilometre
	mm	millimetre
	km2	square kilometre
	m2	square metre
	m3	cubic metre
	kg	kilogram
	t	ton
	kt	kiloton
	Mt	million tons
	tpa	tons per annum
	ktpa	kilotons per annum
	mtpa	million tons per annum
	b or bbl	barrel

Term	Description
	bpd or bbl/d	barrels per day
	cf	cubic feet
	mg/m3	milligrams per cubic meter
	ppm	parts per million
	GJ	gigajoule
	MGJ/a	million gigajoule per annum
	Bscf	billion standard cubic feet
	MMbbl	million barrels
	MMscf/d	million standard cubic feet per day
Vertical diamond drilling

Vertical diamond drilling is the process of drilling a drill hole using a diamond impregnated drill bit to acquire drill core for the entire length of the drill hole. Therefore a continuous sample of the rock mass is obtained over the mineral bearing strata.

Xenon	Xenon is a colourless, heavy, odourless noble gas found in trace amounts in the earth's atmosphere. Xenon is used for lamps, flat panel plasma television and computer screens.
Zeolite	Zeolites are microporous, aluminosilicate minerals commonly used as commercial adsorbents.

Locality plan of Sasol mines and plants in Southern Africa

Lephalale
LIMPOPO
MPUMALANGA
Pretoria
NORTH WEST
GAUTENG
Johannesburg
Secunda
Sasolburg
FREE STATE
KWAZULU
NATAL
Richards Bay
Durban
NORTHERN CAPE
EASTERN CAPE
WESTERN CAPE

KINROSS
SYFERFONTEIN MINE
EVANDER
TWISTDRAAI MINE
(THUBELISHA SHAFT)
SHONDONI MINE
TRICHARDT
MIDDELBULT MINE
(ITHEMBA LETHU SHAFT)
SECUNDA
EMBALENHLE
MIDDELBULT MINE
(WEST SHAFT)
MIDDELBULT MINE
SASOL
SYNFUELS
TWISTDRAAI MINE
(EAST SHAFT)
TWISTDRAAI MINE
(CENTRAL SHAFT)
TWISTDRAAI MINE
(WEST SHAFT)
BRANDSPRUIT MINE
(3E SHAFT)
BRANDSPRUIT MINE
BOSJESSPRUIT MINE
BRANDSPRUIT MINE
(NO.2 SHAFT)
IMPUMELELO MINE
CHARL
CILLIERS
BOSJESSPRUIT MINE
(SOUTH SHAFT)
BOSJESSPRUIT MINE
(IRENEDALE SHAFT)
TOWNS
SSF
SASOL MINES
ROADS
RAILWAYLINES
RIVERS

VEREENIGING
SASOLBURG
SIGMA
PARYS
MOOIKRAAL
MINE
TOWNS
SASOL MINES
ROADS
RAILWAY LINES
RIVERS

TN
SYFERFONTEIN
SECUNDA
EVANDER
MIDDELBULT
THUBELISHA
TWISTDRAAI
IMPUMELELO
BOSJESSPRUIT
CHARL CILLIERS
BLOCK 3 SOUTH
BLOCK 2 SOUTH

Sasol Petroleum International
Areas of Interest Africa

Nigeria
OML 140
OPL 214
Gulf of Guinea
N
Gabon
Etame
Marine
Permit
Congo
Atlantic
Ocean
N
Botswana
Namibia
Zimbabwe
PL134/2010, PL135/2010
& PL136/2010
South
Africa
N
Atlantic
Ocean
Indian
Ocean
Mozambique
Sofala
Beira
INDIAN OCEAN
Pande –
Temane PPA
Blocks
16 &19
Area A
Pande –
Temane PSA

Sasol Petroleum International
Areas of Interest Australia

INDONESIA
Papua
New
Guinea
Northern
Territory
Queensland
Western Australia
South Australia
New South Wales
Victoria
AC/P52
N
Browse Basin
Indian Ocean
Carnarvon Basin